Form 20-F
period 2002-12-31
BANK OF CHILE
filed 2003-06-25
CIK 1161125

As filed with the Securities and Exchange Commission on June 25, 2003

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

Annual Report Pursuant to Section 13 or

15(d) of the Securities Exchange Act of 1934

For the Fiscal Year Ended December 31, 2002

Commission File Number 001-15266

BANCO DE CHILE

(Exact name of Registrant as specified in its charter)

BANK OF CHILE

(Translation of Registrant’s name into English)

Republic of Chile

(Jurisdiction of incorporation or organization)

Banco de Chile

Ahumada 251

Santiago, Chile

(562) 637-1111

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing 600 shares of common stock, without nominal (par) value (“ADSs”)	New York Stock Exchange

Shares of common stock, without nominal (par) value	New York Stock Exchange (for listing purposes only)

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Shares of common stock: 68,079,783,605

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes  ☒                No  ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17  ☐    Item 18  ☒

i

THE MERGER

On January 1, 2002, Banco de Chile merged with Banco de A. Edwards in a transaction in which Banco de Chile was the surviving corporate entity. As used in this annual report, unless the context otherwise requires, references to “Banco de Chile” relating to any date or period prior to January 1, 2002 (the effective date of the merger) are to Banco de Chile as it existed prior to the consummation of the merger, and such references relating to any date or period after January 1, 2002 are to Banco de Chile after the consummation of the merger.

PRESENTATION OF FINANCIAL INFORMATION

We prepare our audited consolidated financial statements in Chilean pesos and in accordance with generally accepted accounting principles in Chile, known as Chilean GAAP, and the rules of the Superintendencia de Bancos e Instituciones Financieras, known as the Chilean Superintendency of Banks. Together, these requirements differ in certain significant respects from generally accepted accounting principles in the United States, known as U.S. GAAP. References to “Chilean GAAP” in this annual report are to Chilean GAAP, as supplemented by the applicable rules of the Chilean Superintendency of Banks. See note 28 to our audited consolidated financial statements contained elsewhere in this annual report for a description of the material differences between Chilean GAAP and U.S. GAAP, as they relate to us and our consolidated subsidiaries, and a reconciliation to U.S. GAAP of net income and shareholders’ equity.

Pursuant to Chilean GAAP, unless otherwise indicated, financial data for all full-year periods through December 31, 2002 included in our audited consolidated financial statements and in the other financial information contained elsewhere in this annual report have been restated in constant Chilean pesos of December 31, 2002.

In this annual report, references to “$,” “U.S.$,” “U.S. dollars” and “dollars” are to United States dollars, references to “pesos” or “Ch$” are to Chilean pesos, and references to “UF” are to “Unidades de Fomento.” The Unidad de Fomento, or UF, is a unit of account which is linked to, and which is adjusted daily to reflect changes in, the Consumer Price Index. As of December 31, 2002, one UF equaled U.S.$23.50 and Ch$16,744.12. See note 1(c) to our audited consolidated financial statements. Percentages and certain dollar and peso amounts contained in this annual report have been rounded for ease of presentation.

This annual report contains translations of certain Chilean peso amounts into U.S. dollars at specified rates solely for your convenience. These translations should not be construed as representations that the Chilean peso amounts actually represent such U.S. dollar amounts, were converted from U.S. dollars at the rate indicated in preparing our audited consolidated financial statements or could be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, such U.S. dollar amounts have been translated from Chilean pesos based on the Observed Exchange Rate, as described in “Item 3. Key Information—Exchange Rates,” reported by the Banco Central de Chile, or the Central Bank, for December 30, 2002 (the latest practicable date, as December 31, 2002 was a banking holiday in Chile). The rate reported by the Central Bank is based on the rate for the prior business day in Chile and is the exchange rate specified by the Chilean Superintendency of Banks for use by Chilean banks in the preparation of their financial statements. The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos.

Unless otherwise specified, all references in this annual report to loans are to loans and financial leases before deduction of allowances for loan losses, and all market share data presented in this annual report are based on information published periodically by the Chilean Superintendency of Banks. Non-performing loans include loans as to which either principal or interest is overdue and loans that do not accrue interest. Restructured loans as to which no payments are overdue are not ordinarily classified as non-performing loans. Past due loans include, with respect to any loan, the portion of principal or interest that is 90 or more days overdue; the entire outstanding balance of any loan is included in past due loans only after legal collection proceedings have been commenced. This practice differs from that normally followed in the United States, where the amount classified as past due would include the total principal and interest on all loans which have any portion overdue. See “Item 4. Information on the Company—Selected Statistical Information—Classification of Loan Portfolio Based on Borrower’s Payment Performance.”

Unless otherwise specified, all references to “shareholders’ equity” as of December 31 of any year are to shareholders’ equity after deducting our respective retained net income for such year, but all references to “average shareholders’ equity” for any year are to average shareholders’ equity including our respective retained net income.

Certain figures included in this annual report and in our audited consolidated financial statements have been rounded for ease of presentation. Percentage figures included in this annual report have not in all cases been calculated on the basis of such rounded figures but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this annual report may vary slightly from those obtained by performing the same calculations using the figures in our audited consolidated financial statements. Certain other amounts that appear in this annual report may similarly not sum due to rounding.

MACRO-ECONOMIC AND MARKET DATA

In this annual report, all macro-economic data relating to the Chilean economy is based on information published by the Central Bank. All market share and other data relating to the Chilean financial system as well as data on average return on shareholders’ equity are based on information published by the Chilean Superintendency of Banks. Information regarding the consolidated risk index of the Chilean financial system as a whole is not available. The Chilean Superintendency of Banks publishes the unconsolidated risk index for the financial system three times yearly in February, June and October.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2. Offer Statistics and Expected Timetable

Not Applicable.

Item 3. Key Information

SELECTED FINANCIAL DATA

The following table presents historical financial information about us as of the dates and for each of the periods indicated. The following table should be read in conjunction with, and is qualified in its entirety by reference to, our audited consolidated financial statements appearing elsewhere in this annual report. Our audited consolidated financial statements are prepared in accordance with Chilean GAAP and the rules of the Chilean Superintendency of Banks, which together differ in certain significant respects from U.S. GAAP. Note 28 to our audited consolidated financial statements provides a description of the material differences between Chilean GAAP and U.S. GAAP and a reconciliation to U.S. GAAP of net income for the years ended December 31, 2000, 2001 and 2002 and shareholders’ equity at December 31, 2001 and 2002.

Under Chilean GAAP, the merger between Banco de Chile and Banco de A. Edwards is accounted for as a “pooling of interest” on a prospective basis. As such, the historical financial statements for periods prior to the merger are not restated under Chilean GAAP. Under U.S. GAAP, the merger between the two banks, which have been under the common control of Quiñenco S.A., since March 27, 2001, is accounted for in a manner similar to a pooling of interests under U.S. GAAP. As a consequence of the merger, we are required to restate our previously issued U.S. GAAP historical financial information to retroactively present the financial results for the merged bank as if Banco de Chile and Banco de A. Edwards had been combined throughout the periods during which common control existed. Under U.S. GAAP, the reported financial information for periods presented prior to March 27, 2001 reflects book values of Banco de A. Edwards, which had been under Quiñenco’s control since September 2, 1999. See note 28(a) to our audited consolidated financial statements.

	At or for the year ended December 31,
	1998		1999		2000		2001		2002		2002
	(in millions of constant Ch$ as of December 31, 2002, except share data)										(in thousands of U.S.$)
CONSOLIDATED INCOME STATEMENT DATA

Chilean GAAP:
Interest revenue	Ch$	625,323	Ch$	522,664	Ch$	583,855	Ch$	531,020	Ch$	689,713	U.S.$	968,181
Interest expense		(415,243)		(314,806)		(365,980)		(309,716)		(322,117)		(452,170)

Net interest revenue		210,080		207,858		217,875		221,304		367,596		516,011
Allowances for loan losses		(38,444)		(52,521)		(40,668)		(47,264)		(100,644)		(141,279)
Total fees and income from services, net		37,860		40,871		46,537		52,367		86,686		121,685
Total other operating income, net		1,264		18,264		11,827		6,577		(30,025)		(42,148)
Total other income and expenses, net		14,337		5,041		10,712		11,772		(5,296)		(7,434)
Total operating expenses		(140,848)		(140,468)		(147,953)		(150,615)		(257,239)		(361,098)
Loss from price-level restatement		(9,159)		(5,755)		(9,705)		(5,950)		(9,596)		(13,470)

Income before income taxes		75,090		73,290		88,625		88,191		51,482		72,267

Income taxes		(2,949)		(2,029)		(1,591)		1,386		1,153		1,619

Net income		72,141		71,261		87,034		89,577		52,635		73,886

Earnings per share(1)		1.61		1.59		1.94		1.99		0.77		—
Dividends per share(2)		1.85		1.20		2.00		1.93		2.00
Number of shares (in millions)		44,932.70		44,932.70		44,932.70		44,932.70		68,079.78		—

U.S. GAAP(3):
Interest revenue		344,518		283,100		321,688		721,871		731,054		1,026,213
Interest expense		(244,473)		(174,064)		(208,472)		(410,653)		(343,056)		(481,563)
Net interest revenue		100,045		109,036		113,216		311,218		387,998		544,650
Allowance for loan losses		(28,294)		(67,502)		(36,096)		(53,361)		(106,591)		(149,627)
Net income		23,821		(8,144)		(94)		49,764		16,954		23,799
Earnings per share(1)		1.03		(0.35)		(0.00)		0.86		0.25		0.35
Weighted average number of total shares(4)		23,147		23,147		23,147		57,587		68,080		—

	At or for the year ended December 31,
	1998		1999		2000		2001		2002		2002
	(in millions of constant Ch$ as of December 31, 2002, except share data)										(in thousands of U.S.$)
CONSOLIDATED BALANCE SHEET DATA

Chilean GAAP:
Cash and due from banks		454,200		445,387		510,534		543,788		676,423		949,526
Financial investments		1,079,933		1,170,094		1,427,792		1,699,206		1,598,900		2,244,447
Loans, net of allowances		3,681,730		3,631,384		3,849,049		3,838,242		5,945,519		8,345,994
Other assets		168,784		193,347		191,571		188,841		375,189		526,669

Total assets		5,384,647		5,440,212		5,978,946		6,270,077		8,596,031		12,066,636

Deposits		2,845,940		3,099,594		3,637,533		3,802,832		5,138,266		7,212,816
Other interest bearing liabilities		1,769,974		1,571,502		1,546,629		1,642,029		2,284,328		3,206,613
Other liabilities		388,643		361,776		388,620		414,999		555,207		779,370

Total liabilities		5,004,557		5,032,872		5,572,782		5,859,860		7,977,801		11,198,799
Shareholders’ equity	Ch$	380,090	Ch$	407,340	Ch$	406,164	Ch$	410,217	Ch$	618,230	U.S.$	867,837

U.S. GAAP(3):
Financial investments		111,558		256,400		218,236		1,674,736		1,434,119		2,013,138
Loans, net		2,027,810		2,015,199		2,203,114		5,714,430		5,610,661		7,875,939
Total assets		2,517,329		2,575,281		2,885,397		8,908,034		8,599,894		12,072,060
Total liabilities		2,346,413		2,338,164		2,473,920		7,742,392		7,319,934		10,275,322
Total shareholders’ equity		170,916		237,117		411,477		1,165,642		1,279,960		1,796,737

	At or for the year ended December 31,
	1998	1999	2000	2001	2002
CONSOLIDATED RATIOS

Chilean GAAP:
Profitability and Performance
Net interest margin(5)	4.23%	4.15%	4.27%	3.82%	4.47%
Return on average total assets(6)	1.15	1.16	1.57	1.43	0.53
Return on average shareholders’ equity(7)	16.60	19.49	23.68	23.91	8.85

Capital
Average shareholders’ equity as a percentage of total assets	6.90	5.93	6.62	5.99	6.58
Bank regulatory capital as a percentage of minimum regulatory capital	235.47	235.44	203.86	197.67	218.35
Ratio of liabilities to regulatory capital(8)	16.25	14.98	17.46	18.28	14.11

Credit Quality
Category B-, C and D loans as a percentage of total loans	3.65	5.74	5.75	6.28	6.69
Past due loans as a percentage of total loans	0.79	1.11	1.36	1.23	2.35
Allowance for loan losses as a percentage of loans category B-, C and D loans	69.13	52.27	52.52	54.58	52.42
Allowance for loan losses as a percentage of past due loans	317.43	270.08	222.46	278.61	149.03
Allowance for loan losses as a percentage of total loans	2.52	3.00	3.02	3.43	3.51
Past due amounts as a percentage of shareholders’ equity	9.74	12.38	16.89	15.26	23.44
Consolidated risk index	1.58	2.03	2.01	2.42	3.00

Operating Ratios
Operating expenses/operating revenue	56.52	52.61	53.56	53.74	60.63
Operating expenses/average total assets	2.24	2.28	2.67	2.41	2.85

U.S. GAAP:
Profitability and Performance
Net interest margin(9)	4.44	4.69	4.52	3.67	3.90
Return on average total assets(10)	0.94%	(0.31)%	0.00%	0.53%	0.19%

(1)	Earnings per share data are calculated by dividing net income by the weighted average of shares outstanding during the year. Please see footnote (4) to this table for an explanation of the weighted average calculation.
(2)	Dividends per share data are calculated by dividing the amount of the dividend paid by the weighted average of shares outstanding during the year. Please see footnote (4) to this table for an explanation of the weighted average calculation.
(3)	All U.S. GAAP numbers use Article 9 presentation. All U.S. GAAP figures have been calculated taking into account the U.S. GAAP adjustments set forth in note 28 to our audited consolidated financial statements.
(4)	Common shares outstanding are presented giving effect to the weighted average number of shares of the merged bank outstanding during the year. The aggregate number is calculated based on an exchange ratio of 3.135826 shares of Banco de Chile for each outstanding share of Banco de A. Edwards. Banco de A. Edwards had 7,381.41 million shares outstanding immediately prior to the merger. For the years ended December 31, 1998, 1999 and 2000, the weighted average number of shares represents Banco de A. Edwards outstanding shares presented in terms of Banco de Chile shares using the exchange ratio discussed above. For the year ended December 31, 2001, Banco de Chile and Banco de A. Edwards shares have been combined as of March 27, 2001.
(5)	Net interest revenue divided by average interest earning assets.
(6)	Net income (loss) divided by average total assets.
(7)	Net income (loss) divided by average shareholders’ equity.
(8)	Total liabilities divided by bank regulatory capital.
(9)	Net interest revenue under U.S. GAAP divided by average interest earning assets.
(10)	Net income under U.S. GAAP divided by average total assets.

EXCHANGE RATES

Chile has two currency markets, the Mercado Cambiario Formal, or the Formal Exchange Market, and the Mercado Cambiario Informal, or the Informal Exchange Market. Under the Central Bank Act the Central Bank determines which purchases and sales of foreign currencies must be carried out in the Formal Exchange Market. The Formal Exchange Market is comprised of the banks and other entities authorized to purchase and sell foreign currencies by the Central Bank. The conversion from pesos to U.S. dollars of all payments and distributions with respect to the ADSs must be carried out at the spot market rate in the Formal Exchange Market.

For purposes of the operation of the Formal Exchange Market, the Central Bank sets a monthly reference exchange rate, or dolar acuerdo, taking internal and external inflation into account. The reference exchange rate is adjusted daily to reflect variations in parities between the peso and each of the U.S. dollar, the Euro and the Japanese yen. The daily Observed Exchange Rate for a given date is the average exchange rate of the transactions conducted in the Formal Exchange Market on the immediately preceding banking day, as certified by the Central Bank.

Prior to September 1999, authorized transactions by banks were generally transacted within a certain band above or below the reference exchange rate. In order to maintain the average exchange rate within such limits, the Central Bank would intervene by selling and buying foreign currencies on the Formal Exchange Market.

On September 2, 1999, the Central Bank resolved to eliminate the exchange rate band as an instrument of exchange rate policy, introducing more flexibility to the exchange market. For this measure, the monetary authority considered the international financial scenario, the domestic inflation rate, the level of the external accounts, and the market development of hedge exchange financial instruments. At the same time, the Central Bank announced that an intervention in the exchange market would take place only in special and qualified cases.

Purchases and sales of foreign currencies that may be effected outside the Formal Exchange Market can be carried out in the Informal Exchange Market. The Informal Exchange Market reflects transactions carried out at informal exchange rates by entities not expressly authorized to operate in the Formal Exchange Market, such as certain foreign exchange houses and travel agencies. There are no limits on the extent to which the rate of exchange in the Informal Exchange Market can fluctuate above or below the Observed Exchange Rate. On December 30, 2002 (the latest practicable date, as December 31, 2002 was a banking holiday in Chile), the average exchange rate in the Informal Exchange Market was Ch$720.25 per U.S.$1.00, or 1.10% higher than the published Observed Exchange Rate of Ch$712.38 per U.S. $1.00.

The following table sets forth the annual low, high, average and period-end Observed Exchange Rate for U.S. dollars for each year beginning in 1998, as reported by the Central Bank:

	Daily Observed Exchange Rate Ch$ per U.S.$(1)
Year	Low(2)		High(2)		Average(3)		Period End
1998	Ch$	439.18	Ch$	475.41	Ch$	460.29	Ch$	473.77
1999		468.69		550.93		508.78		527.70
2000		501.04		580.37		539.49		572.68
2001		557.13		716.62		634.94		656.20
2002		641.75		756.56		688.94		712.38
December		692.94		712.38		701.95		712.38
2003
January		709.22		738.89		722.48		734.34
February		733.10		755.26		745.21		753.54
March		725.79		758.21		743.28		727.36
April		705.32		731.56		718.25		705.32
May		694.22		713.73		703.58		710.12
June(4)		703.12		717.40		710.56		703.12

Source:	Central Bank.
(1)	Nominal figures.
(2)	Exchange rates are the actual low and high, on a day-by-day basis for each period.
(3)	The average of monthly average rates during the year.
(4)	Period from June 1, 2003 through June 25, 2003.

The Observed Exchange Rate on June 25, 2003 was Ch$703.12 = U.S.$1.00. The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos.

RISK FACTORS

The risks and uncertainties described below are not the only ones that we face. Additional risks and uncertainties that we do not know about or that we currently think are immaterial may also impair our business operations. Any of the following risks if they actually occur, could materially and adversely affect our business, results of operations, prospects and financial condition.

We are subject to market risks that are presented both in this subsection and in “Item 5. Operating and Financial Review and Prospects.”

Risks Relating to our Operations and the Banking Industry

The growth of our loan portfolio may expose us to increased loan losses, and its rate of growth may decrease in the future.

From December 31, 1997 to December 31, 2002, our aggregate loan portfolio, net of interbank loans (on an unconsolidated basis) grew by 124.3% in nominal terms and 88.8% in real terms to Ch$5,834,244 million. During the same period, our consumer loan portfolio grew by 133.2% in nominal terms and 96.3% in real terms to Ch$412,757 million, each in accordance with the loan classification system of the Chilean Superintendency of Banks. On a combined basis (combining Banco de Chile and Banco de A. Edwards), from December 31, 1997 to December 31, 2002, the aggregate loan portfolio of both banks, net of interbank loans (on an unconsolidated basis) grew by 38.1% in nominal terms and 16.2% in real terms to Ch$5,834,244 million. During the same period, on a combined basis, the consumer loan portfolio of both banks grew by 39.5% in nominal terms and 17.4% in real terms to Ch$412,757 million, each calculated in accordance with the loan classification system of the Chilean Superintendency of Banks. (Because the method of aggregation of loans used by the Chilean Superintendency of Banks for its public information differs in minor respects from that used by us for internal accounting purposes, the foregoing figures may differ from the figures included in our audited consolidated financial statements.) Further expansion of our loan portfolio (particularly in the lower-middle to middle income consumer and small- and medium-sized corporate business areas) can be expected to expose us to a higher level of loan losses and require us to establish higher levels of allowances for loan losses.

Our loan portfolio may not continue to grow at the same or similar rates in the future. Due to the adverse economic conditions in Chile in recent years, loan demand has not been as strong as it was in the mid 1990s. The average rate of growth of loans outstanding has, however, remained significant in the last five years. According to the Chilean Superintendency of Banks, from December 31, 1997 to December 31, 2002, the aggregate amount of loans outstanding in the Chilean banking system (on an unconsolidated basis) grew by 44.6% in nominal terms and 21.7% in real terms to Ch$31,267,343 million. A decline in the rate of growth of the Chilean economy could adversely affect the rate of growth of our loan portfolio and our risk index and, accordingly, increase our required allowances for loan losses. See “Item 4. Information on the Company—Selected Statistical Information.”

Restrictions imposed by banking regulations may restrict our operations and thereby adversely affect our financial condition and results of operations.

We are subject to regulation by the Chilean Superintendency of Banks. In addition, we are subject to regulation by the Central Bank with regard to certain matters, including interest rates and foreign exchange transactions. See “Item 4. Information on the Company—Regulation and Supervision.” During the Chilean financial crisis of 1982 and 1983, the Central Bank and the Chilean Superintendency of Banks strictly controlled the funding, lending and general business matters of the banking industry in Chile.

Pursuant to the Ley General de Bancos, or the General Banking Law, all Chilean banks may engage in additional businesses depending on the risk of the activity and the strength of the bank. The General Banking

Law also applies to the Chilean banking system a modified version of the capital adequacy guidelines issued by the Basel Committee on Banking Regulation and Supervisory Practices, or Basel Committee, and limits the discretion of the Chilean Superintendency of Banks to deny new banking licenses. There can be no assurance that regulators will not in the future impose more restrictive limitations on the activities of banks, including us, than those that are currently in effect. Any such change could have a material adverse effect on our financial condition or results of operations.

We experienced a negative cash flow from operating activities for the years ended December 31, 2000 and 2001, which could have an adverse effect on our ability to operate in the future.

During 2000 and 2001, we experienced a negative cash flow from our operations. During those years, we invested a large amount of cash in government securities in order to meet our technical reserve requirements as a result of higher current account levels, resulting in negative operating cash flow. From time to time, we may need to invest large amounts of cash in order to meet regulatory requirements. Given current low interest rates, our customers tend to maintain deposits in checking accounts, which are included in the technical reserve requirement, which may also result in a need to invest more cash in highly liquid products such as government securities. Either or both of these needs may affect our cash flow from operations. There can be no assurance that we will not experience a negative cash flow from operating activities in the future.

Increased competition and industry consolidation may adversely affect our operations.

The Chilean market for financial services is highly competitive. We compete with other Chilean private sector domestic and foreign banks, with Banco del Estado de Chile, a public sector bank, and with large department stores that make consumer loans to a large portion of the Chilean population. In 2002, two new private sector banks affiliated with Chile’s largest department stores initiated their operations, mainly as consumer and medium-sized corporate niche banks. The lower-middle to middle income portions of the Chilean population and the small- and medium-sized companies have become the target markets of several banks, and competition with respect to these customers is likely to increase. As a result, net interest margins in these subsegments are likely to decline. Although we believe that demand for financial products and services from lower-middle to middle income individuals and from small- and medium-sized companies will continue to grow during the remainder of the decade, there can be no assurance that net interest margins will be maintained at their current levels.

We also face competition from non-bank and non-finance competitors with respect to some of our credit products, such as credit cards and consumer loans. Non-bank competition from large department stores has become increasingly significant in the consumer lending sector. In addition, we face competition from competitors such as leasing, factoring and automobile finance companies, with respect to credit products, and mutual funds, pension funds and insurance companies, with respect to savings products and mortgage loans. Currently, banks continue to be the main suppliers of leasing, factoring and mutual funds, and the insurance sales business has experienced rapid growth. Nevertheless, non-banking competitors, especially department stores, may be able to engage in some types of advertising and promotion in which, by virtue of Chilean banking rules and regulations, we are prohibited from engaging. See “Item 4. Information on the Company—History and Development of the Bank—Competition.”

The increase in competition within the Chilean banking industry in recent years had led to, among other things, consolidation in the industry. For example, on August 1, 2002, Banco Santiago and Banco Santander-Chile, the then-second and third largest banks in Chile, respectively, merged creating Chile’s largest bank. We expect the trends of increased competition and consolidation to continue and result in the formation of new large financial groups. Consolidation, which can result in the creation of larger and stronger banks, may adversely affect our financial condition and results of operations by affecting the net interest margins we are able to generate and by increasing our costs of operations.

Our exposure to small businesses could lead to higher levels of past due loans and subsequent charge-offs.

Although we historically emphasized banking for large and medium-sized businesses, an increasing number of our corporate customers (approximately 9.2% of the value of the total loan portfolio) currently consist of small companies (those with annual sales of less than U.S.$420,000) and, to a lesser extent, individual customers (approximately 2.6% of the value of the total loan portfolio) in the lower income individuals subsegment (annual income between U.S.$2,000 and U.S.$8,000). Our strategy includes increasing lending and providing other services to attract additional small companies as customers. Small companies and lower-middle to middle income individuals are likely to be more severely affected by adverse developments in the Chilean economy than large corporations and high income individuals. Consequently, in the future we may experience higher levels of past due loans, which could result in higher provisions for loan losses. There can be no assurance that the levels of past due loans and subsequent charge-offs will not be materially higher in the future. See “Item 4. Information on the Company—History and Development of the Bank—Principal Business Activities.”

An affiliate of ours may be obligated to sell shares of our stock in the public market if we do not pay sufficient dividends.

Sociedad Administradora de la Obligacion Subordinada SAOS S.A., or SAOS, an affiliate of ours, holds 42.0% of our shares as a consequence of a 1996 reorganization of our company. The reorganization was partially due to our 1989 repurchase from the Central Bank of certain non-performing loans that we had previously sold to the Central Bank and later exchanged for a subordinated obligation without a fixed term, known as “deuda subordinada,” or subordinated debt. Under the terms of a repayment obligation in favor of the Central Bank that SAOS assumed to replace the Central Bank subordinated debt, SAOS may be required to sell some of our shares to the public. See “Item 4. Information on the Company—History and Development of the Bank—History—The 1982-1983 Economic Crisis and the Central Bank Subordinated Debt.”

In exchange for assuming the Central Bank indebtedness, SAOS received from SM-Chile S.A., a holding company that controls us and SAOS, 63.6% of our shares as collateral for this indebtedness. As a result of our merger with Banco de A. Edwards, the percentage of our shares held by SAOS decreased to 42.0%. Dividends received from us are the sole source of SAOS’s revenue, which it must apply to repay this indebtedness. However, under SAOS’s agreement with the Central Bank, we have no obligation to distribute dividends to our shareholders. To the extent distributed dividends are not sufficient to pay the amount due on this indebtedness, SAOS is permitted to maintain a cumulative deficit balance with the Central Bank that SAOS commits to pay with future dividends. If the cumulative deficit balance exceeds an amount equal to 20% of our capital and reserves, the Central Bank may require SAOS to sell a sufficient number of shares of our stock owned by SAOS to pay the entire accumulated deficit amount. As of April 30, 2003, SAOS maintained a deficit balance with the Central Bank of Ch$37,550 million, equivalent to 6.6% of our capital and reserves. As of the same date, Ch$114,331 million would have represented 20% of our capital and reserves. If from time to time in the future our shareholders decide to retain and capitalize all or part of our annual net income in order to finance our future growth, and to distribute stock dividends among our shareholders, the Central Bank may require us to pay the portion of the net income corresponding to shares owned by SAOS in cash to SAOS. If we distribute stock dividends and the Central Bank does not require us to pay that portion in cash, the shares received by SAOS must be sold by SAOS within the following 12 months. The shareholders of SM-Chile will have a right of first refusal with respect to that sale.

We are unable to determine the likelihood that the Central Bank would require SAOS to sell shares of our common stock or that SAOS will otherwise be required to sell any stock dividends distributed by us, nor can we determine the number of such shares SAOS may be required to sell. If SAOS is required to sell shares of our stock in the public market, that sale could adversely affect the prevailing market price of our stock.

Our results of operations are affected by interest rate volatility.

Our results of operations depend to a great extent on our net interest revenue. In 2002, net interest revenue represented 86.6% of our operating revenue. Changes in market interest rates could affect the interest rates earned on our interest-earning assets differently from the interest rates paid on our interest-bearing liabilities, leading to a reduction in our net interest revenue. Interest rates are highly sensitive to many factors beyond our control, including the reserve policies of the Central Bank, deregulation of the financial sector in Chile, domestic and international economic and political conditions and other factors. Any volatility in interest rates could have a material adverse effect on our financial condition or results of operations. The average annual short-term interest rate (based on the rate paid by Chilean financial institutions) for 90 to 360 day deposits was 5.17% in 2000, 3.74% in 2001 and 1.94% in 2002. The average long-term interest rate based on the Central Bank’s eight-year bonds was 6.37% in 2000, 5.09% in 2001 and 4.08% in 2002.

Risks Relating to our ADSs

The significant share ownership of our principal shareholders may have an adverse effect on the future market price of our ADSs and shares.

L.Q. Inversiones Financieras S.A., a holding company beneficially owned by Quiñenco, beneficially owns approximately 52.16% of our outstanding voting rights. Actions by our principal shareholders with respect to the disposition of the shares or ADSs they beneficially own, or the perception that such actions may occur, may adversely affect the trading price of our shares on the various stock exchanges on which they are listed and, consequently, the market price of the ADSs.

There may be a lack of liquidity and a limited market for our shares and ADSs.

We merged with Banco de A. Edwards, a Chilean Bank, effective as of January 1, 2002. Prior to the merger, there was no public market for our shares outside Chile or for our ADSs. While our ADSs have been listed on the New York Stock Exchange, or NYSE, since the first quarter of 2002, there can be no assurance that an active trading market for our ADSs will develop or be sustained. During 2002, a daily average of 7,029 ADRs were traded on the NYSE. Although our shares are traded on the Santiago Stock Exchange, the Valparaiso Stock Exchange and the Chilean Electronic Stock Exchange following the merger, the market for our shares in Chile is small and illiquid. Only approximately 12.61% of our outstanding shares are held by shareholders other than our principal shareholders, including SM-Chile and SAOS. See “Item 4. Information on the Company—History and Development of the Bank—History.”

If an ADS holder withdraws the underlying shares from the ADR facility, the small size of the market and its low liquidity in general, and our concentrated ownership in particular, may impair the ability of the ADS holder to sell the shares in the Chilean market in the amount and at the price and time such holder desires, and could increase the volatility of the price of our ADSs.

On March 20, 2003, an extraordinary shareholders’ meeting approved the establishment of a share repurchase program. Any repurchase made under the share repurchase program will decrease the liquidity of the market for our shares. Under the program, shares may be purchased in Chilean stock exchanges and/or through a tender offer (Oferta Publica de Adquisicion de Acciones) according to the Ley Sobre Sociedades Anonimas No. 18,046 and the Reglamento de Sociedades Anonimas, which we refer to collectively as the Chilean Corporations Law. The maximum percentage of shares that may be purchased will be equivalent to 3% of the shares issued and paid in, and up to retained net income from prior years. The share repurchase program will last for two years from the date of its authorization by the Chilean Superintendency of Banks, which was granted on June 5, 2003. For more information on the share repurchase program, see “Item 4. Information on the Company—The Share Repurchase Program.”

You may be unable to exercise preemptive rights.

The Chilean Corporations Law and its regulations require that whenever we issue new common stock for cash, we grant preemptive rights to all of our shareholders (including holders of ADSs) to purchase a sufficient number of shares to maintain their existing ownership percentage. Such an offering would not be possible unless a registration statement under the Securities Act were effective with respect to such rights and common stock or an exemption from the registration requirements thereunder were available.

We may elect not to make a registration statement available with respect to the preemptive rights and the common stock, in which case you may not be able to exercise your preemptive rights. If a registration statement is not filed, the depositary will sell such holders’ preemptive rights and distribute the proceeds thereof if a premium can be recognized over the cost of any such sale.

Chile has in the past imposed controls on foreign investment and repatriation of investments that affected an investment in, and earnings from, our ADSs.

Equity investments in Chile by persons who are not Chilean residents have historically been subject to various exchange control regulations that restrict the repatriation of the investments and earnings therefrom. In April 2001, the Central Bank eliminated most of the regulations that affected foreign investors, although foreign investors still have to provide the Central Bank with information related to equity investments and must conduct such operations within the Formal Exchange Market. Additional Chilean restrictions applicable to holders of our ADSs, the disposition of the shares underlying them or the repatriation of the proceeds from such disposition or the payment of dividends may be imposed in the future, and we cannot advise you as to the duration or impact of such restrictions if imposed.

If for any reason, including changes in Chilean law, the depositary were unable to convert Chilean pesos to U.S. dollars, investors would receive dividends and other distributions, if any, in Chilean pesos.

We are required to withhold for tax purposes 35% of any dividend we pay to you.

Owners of ADSs are entitled to receive dividends on the underlying shares to the same extent as the holders of shares. Dividends received by holders of ADSs will be paid net of foreign currency exchange fees and expenses of the depositary and will be subject to Chilean withholding tax of up to 35% of the dividend, which we will withhold and pay to the Chilean tax authorities. Any dividend distributions made in property (other than common stock) will be subject to the same Chilean tax rules as cash dividends. See “Item 10. Additional Information—Taxation—Chilean Tax Considerations.”

Risks Relating to Chile

Currency fluctuations could adversely affect the value of our ADSs and any distributions on the ADSs.

The Chilean government’s economic policies and any future changes in the value of the Chilean peso against the U.S. dollar could affect the dollar value of our common stock and our ADSs. The peso has been subject to large devaluations in the past and could be subject to significant fluctuations in the future. In the period from December 31, 1998 to December 31, 2002, the value of the U.S. dollar relative to the Chilean peso increased approximately 32.0%, as compared to an 8.2% decrease in value in the period from December 31, 1994 to December 31, 1998. The Observed Exchange Rate on June 25, 2003 was Ch$703.12=U.S.$1.00.

Chilean trading in the shares underlying our ADSs is conducted in pesos. Cash distributions with respect to our shares of common stock are received in Chilean pesos by the depositary, which then converts such amounts to U.S. dollars at the then-prevailing exchange rate for the purpose of making payments in respect of our ADSs. If the value of the Chilean peso falls relative to the U.S. dollar, the dollar value of our ADSs and any distributions to be received from the depositary will be reduced. In addition, the depositary will incur customary currency conversion costs (to be borne by the holders of our ADSs) in connection with the conversion and subsequent distribution of dividends or other payments. See “Item 10. Additional Information—Exchange Controls.”

Inflation could adversely affect the value of our ADSs and financial condition and results of operations.

Although Chilean inflation has moderated in recent years, Chile has experienced high levels of inflation in the past. High levels of inflation in Chile could adversely affect the Chilean economy and, indirectly, the value of our ADSs. The annual rate of inflation (as measured by changes in the Consumer Price Index and as reported by the Instituto Nacional de Estadisticas, or the Chilean National Institute of Statistics) during the last five years ended December 31, 2002 and the first five months of 2003 was:

Year	Inflation (Consumer Price Index)
1998	4.7%
1999	2.3
2000	4.5
2001	2.6
2002	2.8
2003 (through May 31)	1.6%

Source:	Chilean National Institute of Statistics

Although we currently benefit from inflation in Chile due to the structure of our assets and liabilities (i.e., we have a significant amount of deposits that are not indexed to the inflation rate and do not accrue interest while a significant portion of our loans are indexed to the inflation rate), our operating results and the value of our ADSs in the future may be adversely affected by changing levels of inflation, and Chilean inflation could change significantly from the current level.

Our growth and profitability depends on the level of economic activity in Chile and elsewhere.

A substantial amount of our loans are to borrowers doing business in Chile. Accordingly, the recoverability of these loans in particular, and our results of operations and financial condition in general, are dependent to a significant extent on the level of economic activity in Chile. The Chilean economy has been influenced, to varying degrees, by economic conditions in other emerging market countries. There can be no assurance that the Chilean economy will continue to grow in the future or that future developments in or affecting the Chilean economy, including further consequences of continuing economic difficulties in Argentina, Brazil and other emerging markets, will not materially and adversely affect our business, financial condition or results of operations. Furthermore, although our operations (with the exception of our branch in New York, our agency in Miami and our three representative offices located in Buenos Aires, Sao Paulo and Mexico City) are currently limited to Chile, we may in the future pursue a strategy of expansion into other Latin American countries. The potential success of such strategy will depend in part on political, social and economic developments in such countries.

According to data published by the Central Bank, the Chilean economy grew at a rate of 4.2% in 2000, 3.1% in 2001 and 2.1% in 2002. The reduction in growth prevailing in recent years has adversely affected the overall asset quality of the Chilean banking system. According to information published by the Chilean Superintendency of Banks, the unconsolidated risk index of the Chilean financial system as a whole increased from 1.50% in October 1998 to 2.00% in February 2003 (the latest figures available for the financial system). Our results of operations and financial condition could also be affected by changes in economic or other policies of the Chilean government, which has exercised and continues to exercise a substantial influence over many aspects of the private sector, or other political or economic developments in Chile.

Although economic conditions are different in each country, investors’ reactions to developments in one country may affect the securities of issuers in other countries, including Chile. For instance, the devaluation of the Mexican peso in December 1994 set off an economic crisis in Mexico that negatively affected the market value of securities in many countries throughout Latin America. The crisis in the Asian markets, beginning in July 1997 with the devaluation of the baht by the government of Thailand, resulted in sharp devaluations of other Asian currencies and negatively affected markets throughout Asia, as well as in many markets in Latin America, including Chile. Similar adverse consequences resulted from the crisis in Russia, which received a rescue package from the International Monetary Fund and sought to reschedule its foreign debt. In part due to the Asian and Russian crises, the Chilean stock market declined over 30% in 1998 to levels equivalent to 1994.

The economic problems being encountered by Argentina may have an adverse effect on the Chilean economy and on our results of operations and the price of our shares.

We are directly exposed to risks related to the weakness in the Argentine economy. As of December 31, 2002 approximately 0.5% of our loan portfolio is comprised of loans to Argentine companies. While these loans are largely to Argentine subsidiaries of Chilean parent companies, the risk of which is mitigated in part by our policy generally requiring guarantees from the Chilean parent, if the Argentine economic crisis continues, including devaluation of the Argentine peso, it may result in higher allowances for loan losses. In 2002, our New York branch recognized a charge to net income of U.S.$19 million, or approximately Ch$13,600 million, as a result of a permanent impairment in connection with Argentine corporate bonds due to the recognition of mark to market losses on securities accounted for as available for sale. See “Item 4. Information on the Company—History and Development of the Bank—Principal Business Activities—International Banking—New York Branch.”

If Argentina’s economic situation does not improve, the economy in Chile, as both a neighboring country and a trading partner, could also be affected and could experience slower growth than in recent years. There can be no assurance that economic growth will continue in the future at similar rates as in the past or at all.

Prices of securities of Chilean companies including banks are, to varying degrees, influenced by economic and market considerations in other countries, including Argentina. There can be no assurance that Argentine economic crisis will not have an adverse effect on the price of our shares.

Chile has corporate disclosure and accounting standards different from those you may be familiar with in the United States.

The accounting, financial reporting and securities disclosure requirements in Chile differ from those in the United States. Accordingly, the information about us available to you will not be the same as the information available to shareholders of a U.S. company.

There are also important differences between Chilean and U.S. accounting and financial reporting standards. As a result, Chilean financial statements and reported earnings generally differ from those that would be reported based on U.S. accounting and reporting standards. See note 28 to our audited consolidated financial statements.

As a regulated financial institution, we are required to submit to the Chilean Superintendency of Banks unaudited unconsolidated balance sheets and income statements, excluding any note disclosure, prepared in accordance with Chilean GAAP on a monthly basis. The Chilean Superintendency of Banks makes this information public within approximately three months of receipt. The Chilean Superintendency of Banks also makes summary financial information available within three weeks of receipt. Such disclosure differs in a number of significant respects from information generally available in the United States with respect to U.S. financial institutions.

Chilean disclosure requirements for publicly listed companies differ from those in the United States in some important respects. In addition, although Chilean law imposes restrictions on insider trading and price manipulation, the Chilean securities markets are not as highly regulated and closely supervised as the U.S. securities markets.

Chilean law provides for fewer and less well-defined shareholders’ rights.

Our corporate affairs are governed by our estatutos, or bylaws, and the laws of Chile. Under such laws, our shareholders may have fewer or less well-defined rights than they might have as shareholders of a corporation incorporated in a U.S. jurisdiction. For example, our shareholders would not be entitled to appraisal rights in the event of a merger or other business combination undertaken by us.

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements. These statements appear throughout this annual report, including, without limitation, under “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects.” Examples of such forward-looking statements include:

•	projections of operating revenues, net income (loss), net income (loss) per share, capital expenditures, dividends, capital structure or other financial items or ratios;

•	statements of our plans, objectives or goals;

•	statements about our future economic performance or that of Chile or other countries in which we operate; and

•	statements of assumptions underlying such statements.

Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. These statements may relate to (1) our asset growth and financing plans, (2) trends affecting our financial condition or results of operations and (3) the impact of competition and regulations, but are not limited to such topics. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those described in such forward-looking statements included in this annual report as a result of various factors (including, without limitation, the actions of competitors, future global economic conditions, market conditions, foreign exchange rates and operating and financial risks), many of which are beyond our control. The occurrence of any such factors not currently expected by us would significantly alter the results set forth in these statements.

Factors that could cause actual results to differ materially and adversely include, but are not limited to:

•	changes in general economic, business, political or other conditions in Chile or changes in general economic or business conditions in Latin America;

•	changes in capital markets in general that may affect policies or attitudes towards lending to Chile or Chilean companies;

•	increased costs;

•	unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms; and

•	the factors discussed under “Item 3. Key Information—Risk Factors.”

You should not place undue reliance on forward-looking statements, which speak only as of the date that they were made. This cautionary statement should be considered in connection with any written or oral forward-looking statements that we may issue in the future. We do not undertake any obligation to release publicly any revisions to such forward-looking statements after the filing of this annual report to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

Item 4. Information on the Company

HISTORY AND DEVELOPMENT OF THE BANK

Overview

Our bank was founded in 1893, and we believe that we have been, for much of our recent history, among the largest and most profitable Chilean banks in terms of return on assets and shareholders’ equity. We are engaged primarily in commercial banking in Chile, providing general banking services to a diverse customer base that includes large corporations, small and mid-sized businesses and individuals.

We are organized as a banking corporation under the laws of the Republic of Chile and are licensed by the Chilean Superintendency of Banks to operate as a commercial bank. Our principal executive offices are located at Ahumada 251, Santiago, Chile. Our telephone number is +56 (2) 637-1111 and our website is www.bancochile.cl. Our registered agent in the United States is Banco de Chile, New York Branch. Its office is located at 535 Madison Avenue, 9th Floor, New York, New York 10022; its telephone number is +1 (212) 758-0909.

We are a full-service financial institution providing, directly and indirectly through our subsidiaries and affiliates, a wide variety of credit and non-credit products and services to all segments of the Chilean financial market. Our operations are organized in six principal business areas:

•	large corporations;

•	middle market companies;

•	international banking;

•	retail banking;

•	treasury and money market operations; and

•	operations through subsidiaries.

Our corporate banking services include commercial loans, including working capital facilities and trade finance, foreign exchange, capital market services, cash management and non-credit services such as payroll and payment services. We also provide a wide range of treasury and risk management products to our corporate customers, and we provide our individual customers with credit cards, residential mortgage, auto and consumer loans as well as traditional deposit services such as checking and savings accounts and time deposits.

We offer international banking services through our branch in New York, our agency in Miami, representative offices in Buenos Aires, Sao Paulo and Mexico City and a worldwide network of correspondent banks. In addition to our commercial banking operations, through our subsidiaries, we offer a variety of non-banking financial services including securities brokerage, mutual fund management, financial advisory services, factoring, insurance brokerage, securitization and collection and sales services.

As of December 31, 2002, we had:

•	total assets of Ch$8,596,031 million (U.S.$12,067 million);

•	loans outstanding of Ch$6,161,513 million (U.S.$8,649 million);

•	deposits of Ch$5,138,266 million (U.S.$7,213 million); and

•	shareholders’ equity including net income of Ch$618,230 million (U.S.$868 million).

According to information published by the Chilean Superintendency of Banks, as of December 31, 2002, we were the second largest private bank in Chile in terms of total loans (excluding interbank loans) with a market share of 18.7%.

We are headquartered in Santiago, Chile and, as of December 31, 2002, had 8,655 employees and delivered financial products and services through a nationwide network of 219 branches, 2,782 automated teller machines, or ATMs, (799 of which are owned by us) located throughout Chile, and other electronic distribution channels.

Business Strategy

Our long-term strategy is to maintain our position as a leading bank in Chile, providing a broad range of financial products and services to large corporations, small and mid-sized companies and individuals nationwide. As part of this strategy, we operate under a multi-brand approach in order to target the different market segments, taking advantage of our well positioned brand names: “Banco de Chile,” “Banco de A. Edwards,” “Banchile,” “Credichile” and “Leasing Andino.” Our strategy is focused on:

•	delivering superior customer service that responds to the specific needs of our customers in each market segment;

•	enhancing profitability by increasing revenues from fee-based services through the development of new services and active cross-selling of such services to our customers;

•	continuing to focus on measures that control costs and otherwise enhance productivity to improve our existing efficiency standards; and

•	further developing the international products and services that we offer to our customers.

The key components of our strategy are described below.

Deliver Superior Customer Service

Our banking strategy is focused on developing long-term relationships with our customers by emphasizing customer service and providing a broad range of financial products and services. As the Chilean economy recovers, we expect that our corporate and individual customers will continue to require more comprehensive credit and non-credit financial services than in the past. In the large corporations business area, we are focused on increasing offerings of specialized lending products, treasury and cash management services. In the middle market companies business area, we intend to increase our lending activities and offerings of fee-based services such as electronic banking, import-export financial services, financial advisory services and cash management services. To expand our high- and middle-income individual customer base, we intend to market actively our broad range of products and services to this business area, to cross-sell products and services such as mutual funds, lease financing, factoring, insurance and securities brokerage services, and to develop new services targeted to the specific needs of these customers.

Expand Fee-Based Services

In recent years, our margins from traditional lending activities have declined significantly and, as a result, we have increasingly shifted our focus to developing other sources of revenue such as fee-based products and services. Our consolidated income from fees and other services has continued to grow over the last three years and was Ch$86,686 million in 2002, an increase of 65.5% from Ch$52,367 million in 2001. We seek to continue to grow fee revenue by developing new services and by cross-selling these services to our base of existing customers. In our corporate business, we intend to market actively fee-based services such as electronic banking, receivables collection, payroll services, supplier payments, investment advisory services and cash management. In our retail banking business area, we seek to increase revenues from fee-based services such as telephone and electronic banking, ATMs, general checking services, credit cards, mutual funds, securities brokerage and insurance brokerage.

Maintain Focus on Operating Efficiencies

In 2002, our consolidated operating expenses represented approximately 60.63% of our operating revenue, mainly as a result of non-recurring expenses related to the merger. As the Chilean banking sector continues to grow, we believe that a low-cost structure will become increasingly important to compete profitably.

We have invested heavily in technology during recent years (approximately Ch$7,577 million during 2002) and plan to continue to focus on technology in the future to achieve further improvements in customer service and operating efficiency.

Provide Competitive International Products and Services

We intend to provide to our primarily Chilean customer base a complete array of international products at competitive prices. Our primary focus in this respect will be on trade financing of customer related operations, one of our traditional areas of international activity. To implement this strategy, we intend to take advantage of our New York branch and Miami agency to strengthen our relationships with Chilean businesses engaged in international trade.

There can be no assurance that we will be able to realize our strategic objectives. For a discussion of certain risks applicable to our operations and to Chile that may affect our ability to meet our objectives, see “Item 3. Key Information—Risk Factors.”

History

We were established in 1893 as a result of the merger of Banco Nacional de Chile, Banco Agricola and Banco de Valparaiso, which created the largest privately held bank in Chile. To the best of our knowledge, we retained this status until the mid-1990s and remained the largest private bank in Chile until mid-2002. Throughout the 20th century, we developed a well-recognized name in Chile and expanded our operations in foreign markets where we developed an extensive network of correspondent banks. In 1906, we established a representative office in London, which we maintained until 1985, when our foreign operations were centralized at the New York branch.

Beginning in the early 1970s, the Chilean government assumed control of a majority of Chilean banks then in operation and all but one of the foreign banks operating at the time closed their branches and offices in Chile. Throughout this era, we remained privately owned, with the Chilean government owning participating shares which it sold to private investors in 1975.

The 1982-1983 Economic Crisis and the Central Bank Subordinated Debt

During the 1982-1983 economic crisis, the Chilean banking system experienced significant instability due to, among other things, a recession in most of the world’s major economies accompanied by high international interest rates, an overvalued peso, a lack of stringent banking regulation and ineffective credit policies at most Chilean financial institutions. The financial crisis required that the Central Bank and the Chilean government provide assistance to most Chilean private sector banks, including us.

During this period, we experienced significant financial difficulties, as a result of which the Chilean government assumed administrative control over us. In 1985 and 1986, we increased our capital and sold shares representing 88% of our capital to more than 30,000 new shareholders. As a result, no single shareholder held a controlling stake in our company. In 1987, the Chilean Superintendency of Banks returned to our shareholders the control and administration of our company.

Subsequent to the 1982-1983 economic crisis, like most major Chilean banks, we sold certain of our non-performing loans to the Central Bank at face value on terms that included a repurchase obligation. The repurchase obligation was later exchanged for subordinated debt of each participating bank issued in favor of the Central Bank. In 1989, pursuant to Law No. 18,818, banks were permitted to repurchase the portfolio of non-performing loans previously sold to the Central Bank for a price equal to the economic value of such loans, provided that a bank assumed a subordinated obligation equal to the difference between the face value of its loans and their economic value. In November 1989 we repurchased our portfolio of non-performing loans from the Central Bank and assumed the Central Bank’s subordinated debt relating to our non-performing loans.

The original repayment terms of our Central Bank subordinated debt, which at December 31, 1989 equaled approximately Ch$1,039,634 million, or U.S.$1,459 million, required that a certain percentage of our income before provisions for the subordinated debt be applied to repay this obligation. The Central Bank subordinated debt did not have a fixed maturity, and payments were made only to the extent that we earned income before provisions for the subordinated debt. In 1993 we applied 72.9% of our income before provisions for the Central Bank subordinated debt to the repayment of this debt. In 1994 we applied 67.6% and in 1995 we applied 65.8% of our income before provisions for the Central Bank subordinated debt to the repayment of this debt.

In November 1996, pursuant to Law No. 19,396, our shareholders approved a reorganization by which Banco de Chile was converted to a holding company named SM-Chile. In turn, SM-Chile organized a new wholly owned banking subsidiary named Banco de Chile to which it contributed all of its assets and liabilities other than the Central Bank subordinated debt. SM-Chile then created SAOS, a second wholly owned subsidiary that, pursuant to a prior agreement with the Central Bank, assumed a new repayment obligation in favor of the Central Bank that replaced the Central Bank subordinated debt in its entirety.

This Central Bank indebtedness, for which SAOS is solely responsible and for which there is no recourse to us or SM-Chile, was equal to the unpaid principal of the Central Bank subordinated debt that it replaced but had terms that differed in some respects, the most important of which included a rescheduling of the debt for a term of 40 years providing for equal annual installments and a pledge of our shares as collateral for such debt. The Central Bank indebtedness bears interest at a rate of 5.0% per year and is denominated in UF. See “Item 5. Operating and Financial Review and Prospects—Introduction—Inflation—UF-denominated Assets and Liabilities” for a further explanation of UF.

In exchange for assuming the Central Bank indebtedness, SAOS received from SM-Chile, a holding company which beneficially owns us and SAOS, 63.6% of our shares as collateral for this indebtedness. As a result of our merger with Banco de A. Edwards, the percentage of our shares held by SAOS decreased to 42.0%. Dividends received from us are the sole source of SAOS’s revenue, which it must apply to repay this indebtedness. However, under SAOS’s agreement with the Central Bank, we have no obligation to distribute dividends to our shareholders. To the extent distributed dividends are not sufficient to pay the amount due on this indebtedness, SAOS is permitted to maintain a cumulative deficit balance with the Central Bank that SAOS commits to pay with future dividends. If the cumulative deficit balance exceeds an amount equal to 20% of our capital and reserves, the Central Bank may require SAOS to sell a sufficient number of shares of our stock owned by SAOS to pay the entire accumulated deficit amount. As of April 30, 2003, SAOS maintained a deficit balance with the Central Bank of Ch$37,550 million, equivalent to 6.6% of our capital and reserves. As of the same date, Ch$114,331 million would have represented 20% of our capital and reserves. See “Item 3. Key Information—Risk Factors—Risks Relating to our Operations and the Banking Industry—An affiliate of ours may be obligated to sell shares of our stock in the public market if we do not pay sufficient dividends.”

If from time to time in the future our shareholders decide to retain and capitalize all or part of our annual net income in order to finance our future growth, and to distribute stock dividends among our shareholders, the Central Bank may require us to pay the portion of the net income corresponding to shares owned by SAOS in cash to SAOS. If we distribute stock dividends and the Central Bank does not require us to pay that portion in cash, the shares received by SAOS must be sold by SAOS within the following 12 months. The shareholders of SM-Chile will have a right of first refusal with respect to that sale.

Merger with Banco de A. Edwards

Following discussions with Banco de A. Edwards initiated in mid-March of 2001, at a special board meeting held on August 7, 2001, our board of directors unanimously approved a preliminary merger agreement, resolved to seek the necessary regulatory approvals and resolved to summon a general extraordinary shareholders’ meeting to approve the merger once the regulatory approvals had been obtained. At an extraordinary shareholders’ meeting held on December 6, 2001, our shareholders approved the merger with Banco de A. Edwards, which became effective on January 1, 2002. During 2002, we focused our attention on our integration with Banco de A. Edwards in an effort to expand our customer base and improve our competitive position across a broad spectrum of market segments and products. At the end of 2002, we concluded the merger process with the consolidation of a new corporate structure and the integration of our technological platforms. During the process, we merged and integrated more than 50 branches, with successful results in terms of customer retention. We believe that operational and technological continuity was achieved, which helped assure our continued level of quality in customer service. In 2002, we incurred merger related costs of approximately Ch$45,473.2 million. No further costs related to the merger are expected in 2003. We believe that the merger will enable us to realize substantial cost savings on an ongoing basis, although there can be no assurance in this regard.

The following diagram shows our ownership structure after the merger:

Share Repurchase Program

On March 20, 2003, our shareholders approved the establishment of a share repurchase program at an extraordinary shareholders’ meeting. The repurchasing of shares will be conducted on the various Chilean stock exchanges on which our shares are tracked and/or through a tender offer conducted in accordance with the Chilean Corporations Law. Up to one percent of our issued shares may be bought directly in the Chilean stock exchanges in a twelve-month period, without requiring a tender offer. The program will last for two years from June 5, 2003.

The maximum percentage of shares to be bought under the shares repurchase program will be the equivalent to three percent of our shares issued and paid in and up to retained net income from prior years. The minimum price to be paid for the shares will be the weighed average of the closing prices of the shares as quoted by the Santiago Stock Exchange for the 45 business days preceding the purchase. The maximum price to be paid for the shares will be 15% in excess of that average. Our board of directors will set the purchase price of the shares within the limits specified above.

The Chilean Central Bank authorized the program on June 2, 2003, subject to the following conditions:

•	we must request prior approval of the offering price from the Chilean Central Bank when we decide to sell any shares acquired under the program; and

•	the shares may only be purchased through retained net income from prior years.

The Chilean Superintendency of Banks authorized the program on June 5, 2003 with the additional condition that the purchase price be submitted to the Chilean Superintendency of Banks for its approval before we make any purchase.

Any shares bought under the program must be sold within 24 months of their acquisition. Otherwise, paid-in capital must be reduced by the amount of the repurchased shares that were not so resold. Shareholders will have a preferential right to acquire the repurchased shares if we decide to sell them. However, our shareholders will not have the benefit of this preferential right if our board of directors approves the sale of up to one percent of our issued shares during a twelve-month period on any stock exchange inside or outside of Chile.

Principal Business Activities

We are a full-service financial institution providing, directly and indirectly through our subsidiaries and affiliates, a wide variety of credit and non-credit products and services to all segments of the Chilean financial market. The following diagram illustrates, in summary form, our principal business areas, which operate through us or, in the case of “Operations through subsidiaries,” through our subsidiaries:

The following table provides information on the composition of our loan portfolio and our consolidated net income before tax for the year ended December 31, 2002, allocated among our principal business areas:

	Loans			Consolidated net income before tax(1)
	(in millions of constant Ch$ as of December 31, 2002, except for percentages)
Large corporations	Ch$	2,553,522	41.5%	18,924
Middle market companies		1,542,089	25.0	38,785
International banking		351,485	5.7	(6,898)
Retail banking		1,633,726	26.5	46,340
Treasury and money market operations		18,795	0.3	23,054
Operations through subsidiaries		61,896	1.0	13,497
Other (Adjustments and eliminations)		—	—	(82,220)

Total	Ch$	6,161,513	100.0%	51,482

(1)	Consolidated net income before tax consists of the sum of operating revenues and other income and expenses, net, and the deduction for operating expenses and provisions for loan losses. The net income before tax breakdown shown is used for internal reporting, planning and marketing purposes and is based on, among other things, our estimated funding cost and direct and indirect cost allocations. This breakdown may differ in some respects from breakdowns of our operating income for financial reporting and regulatory purposes. Separate information on the operations, assets and income of our eight financial services subsidiaries and affiliates is provided below under “—Operations through Subsidiaries.”

Large Corporations

In general, our large corporations business area services domestic companies with annual sales in excess of Ch$12,000 million (approximately U.S.$17 million), multinational corporations, financial institutions, governmental entities and companies affiliated with Chile’s largest conglomerates (regardless of size). This business area offers these companies a broad range of products and services tailored to their specific needs. These services include deposit-taking and lending in both pesos and foreign currency, trade and project financing and various non-credit services, such as collection, supplier payments and payroll management. In addition, our large corporations business area offers a broad range of banking products and services including working capital financing, lines of credit, commercial loans, leasing, corporate financial services, foreign trade financing, letters of credit in domestic and foreign currencies, mortgage loans, payment and asset management services, checking accounts and time deposits, and, through our subsidiaries, brokerage, mutual funds and investment fund management services. All of our branches (except the Credichile branches) provide services to our large corporations business area customers directly and indirectly.

Our large corporate customers are engaged in a wide spectrum of industry sectors. As of December 31, 2002, this business area had primarily made loans to customers engaged in:

•	financial services (approximately 28.8% of all loans made by this business area);

•	manufacturing (approximately 13.5% of all loans made by this business area);

•	construction (approximately 13.2% of loans made by this business area);

•	trade (approximately 13.1% of all loans made by this business area); and

•	agriculture (approximately 9.4% of all loans made by this business area).

See “—Selected Statistical Information.”

At December 31, 2002, we had approximately 2,184 large corporate debtors. Loans to large corporations totaled approximately Ch$2,553,522 million at December 31, 2002, representing 41.5% of our total loans at that date. Our large corporations business area accounted for Ch$18,924 million of our consolidated net income before tax for the year ended December 31, 2002.

The following table sets forth the composition of our portfolio of loans to large corporations as of December 31, 2002:

	As of December 31, 2002
	(in millions of constant Ch$ as of December 31, 2002, except for percentages)
Commercial loans	Ch$	1,595,371	62.5%
Foreign trade loans		355,118	13.9
Contingent loans		241,808	9.5
Leasing contracts		137,075	5.4
Mortgage loans		92,770	3.6
Consumer loans		169	0.0
Other loans		131,211	5.1

Total	Ch$	2,553,522	100.0%

Our large corporations business area’s loan portfolio consists principally of unsecured loans with maturities between one and six months and of medium- and long-term loans to finance fixed assets, investment projects and infrastructure projects. In addition, our large corporations business area issues contingent credit obligations in the form of letters of credit, bank guarantees and similar obligations in support of the operations of our large corporate customers. See “—Selected Statistical Information.”

The market for loans to large corporations in Chile in recent years has been characterized by reduced profit margins, due in part to the greater direct access of such customers to domestic and international capital markets and other sources of funds. As a result, we have been increasingly focused on generating fee services, such as payroll processing, dividend payments and billing services as well as computer banking services. This strategy has enabled us to maintain profitable relationships with our large corporate customers while preserving the ability to extend credit when appropriate opportunities arise.

We are party to approximately 3,050 payment service contracts and approximately 765 collection service contracts with large corporate customers. Under these payment contracts, we provide large corporate customers with a system to manage their accounts and make payments to suppliers, pension funds and employees, thereby reducing administrative costs. We believe that cash management and payment service contracts provide a source of low-cost deposits and the opportunity to cross-market our products and fees to payees, many of whom maintain accounts with us. Under our collection contracts, we act as a collection agent for our large corporate customers, providing centralized collection services for their accounts receivables and other similar payments.

Middle Market Companies

We serve the financing needs of small and medium-size companies through our middle market companies business area. We generally define middle market companies as those with annual sales of between Ch$300 million (approximately U.S.$0.42 million) and Ch$12 billion (approximately U.S.$17 million) and small or emerging companies as those with annual sales of between Ch$45 million (approximately U.S.$63,200) and Ch$300 million (approximately U.S.$0.42). As of December 31, 2002, our middle market companies area had approximately 65,930 checking account holders, of which approximately 74% are small or emerging companies. In terms of loans amounts, however, approximately 63.1% of the middle market companies business area’s total loan portfolio represents loans to medium-size companies.

Our middle market companies business area offers its customers a broad range of financial products, including project financing, working capital financing, mortgage loans and debt rescheduling, as well as other alternatives such as leasing operations, factoring, mutual funds, insurance and securities brokerage services and collection services (through our Banchile subsidiaries). We also offer our clients full advisory services aimed at facilitating foreign trade, as well as comprehensive financing and service alternatives.

We have developed a set of services designed to facilitate and optimize the operational and financial management of small and medium size companies. These services include payment services (such as employee compensation, taxes and employee benefits), payments to suppliers and automated bill payments. We provide most of these services through remote service channels, such as the internet and, as of December 31, 2002, delivered such services to approximately 18,000 customers. We also provide account receipts and instrument collection services through electronic means. All of these products and services are available through our nationwide branch network.

Through our subsidiaries, our middle market companies business area offers our customers a full range of financial advisory, stock brokerage, mutual fund management and general and life insurance brokerage services.

The following table sets forth the composition of our portfolio of loans to middle market companies as of December 31, 2002:

	As of December 31, 2002
	(in millions of constant Ch$ as of December 31, 2002, except for percentages)
Commercial loans	Ch$	714,761	46.4%
Mortgage loans		356,192	23.1
Foreign trade loans		119,391	7.7
Leasing contracts		107,655	7.0
Contingent loans		82,426	5.3
Consumer loans(1)		13,602	0.9
Other loans		148,062	9.6

Total	Ch$	1,542,089	100.0%

(1)	Certain commercial loans to individuals are classified as consumer loans.

Our middle market companies business area’s loan portfolio consists primarily of short- and long-term commercial loans and mortgage loans. At December 31, 2002, this business area had primarily made loans to customers engaged in:

•	trade (22.4% of loans made by this business area);

•	financial services (16.9% of loans made by this business area);

•	agriculture (15.8% of loans made by this business area);

•	manufacturing (15.3% of loans made by this business area); and

•	transport and storage (5.3% of loans made by this business area).

See “—Selected Statistical Information.”

At December 31, 2002, we had Ch$1,542,089 million of outstanding loans to small and medium-size companies, representing 25.0% of our total loan portfolio at that date. Small and medium-size banking clients accounted for approximately Ch$38,785 million of our consolidated net income before tax for the year ended December 31, 2002.

Commercial Loans. Our middle market companies business area’s commercial loans, which mainly consist of project financing and working capital loans, are denominated in pesos, UF or U.S. dollars. Commercial loans may have fixed or variable rates of interest and generally mature between one and three months from the date of the loan. At December 31, 2002, our middle market companies business area had outstanding commercial loans of Ch$714,761 million, representing 46.4% of the middle market companies business area’s total loans and 11.6% of our total loans at that date.

Mortgage Loans. Our middle market companies business area’s commercial mortgage loans are denominated in UF and generally have maturities of between five and 30 years. At December 31, 2002, this business area had granted mortgage loans outstanding of approximately Ch$356,192 million, representing 23.1% of the middle market companies business area’s total loans and 5.8% of our total loans at such date.

International Banking

Through our international banking business area, we offer a range of international services, principally import and export financing, letters of credit, guarantees and other forms of credit support, as well as currency swaps, banking services and treasury services for our corporate clients in Chile and abroad.

Our international banking business area has two main lines of business: foreign currency products and management of our international network. This business area deals with all banking products that involve foreign currency, including those related to foreign trade. Our international banking business area designs foreign currency products, educates our account officer sales force about our foreign currency products, monitors our market share participation and promotes the use of our foreign currency products. Included in this business area is a group of foreign trade specialists that advises our customers about our services related to insurance, shipping and customs, with the objective of obtaining the most desirable conditions for the non-banking stages of our customers’ foreign trade transactions.

Our international banking business area does not, however, have credit granting authority for these purposes. Instead, the area participates in a team effort with the account officers who establish credit limits, and our international banking trade specialists interact directly with our customers, ensuring that the price they pay for our services is adequate and that the quality of the services provided meets pre-established levels.

As of December 31, 2002, we had Ch$611,671 million in foreign trade loans, representing 9.9% of our total loans as of that date, and Ch$93,618 million in letters of credit and other contingent obligations related to foreign trade operations, representing 1.5% of our total loans as of that date.

Our international banking business area also manages our international network. This network is made up of a branch in New York and an agency in Miami, three representative offices (located in Mexico City, Sao Paulo and Buenos Aires) and approximately 1,000 correspondent banks. We have established credit relations with 90 correspondent banks and an account relationship with approximately 40 correspondent banks.

We use our international network in order to:

•	obtain all our foreign currency funding for either trade or general purposes (short- or medium-term) for our Santiago, Chile head office and our foreign branches;

•	supply additional savings alternatives to our predominantly Chilean customers;

•	provide banking services to our corporate customers who operate outside of Chile;

•	provide treasury and cash management services and lending alternatives to our corporate customers on an international basis;

•	diversify our loan and investment portfolio by identifying, mainly through our representative offices, opportunities in dealing with selected customers in pre-approved countries; and

•	obtain commercial information on foreign companies that do business in Chile and business opportunities for our Chilean customers seeking to expand to new markets abroad.

The following table sets forth, as of December 31, 2002, the composition of our portfolio of loans originated through our New York branch and Miami agency:

	As of December 31, 2002
	New York Branch		Miami Agency
	(in millions of constant Ch$ as of December 31, 2002)
Foreign trade loans	Ch$	73,707	Ch$	27,936
Commercial loans		67,613		47,717
Interbank loans		33,647		2,376
Contingent loans		12,195		9,467
Other loans		3,167		292

Total	Ch$	190,329	Ch$	87,788

The following table sets forth, as of December 31, 2002, the sources of funding for our New York branch and for the Miami agency:

	As of December 31, 2002
	New York Branch			Miami Agency
	(in millions of constant Ch$ as of December 31, 2002, except for percentages)
Current accounts	Ch$	71,504	16.4%	Ch$	17,333	10.3%
Certificates of deposits and time deposits		239,842	54.9		126,113	74.8
Other demand deposits		38,590	8.8		13,793	8.2
Contingent liabilities		12,195	2.8		9,467	5.6
Foreign borrowings		63,700	14.6		1,684	1.0
Other liabilities		10,732	2.5		112	0.1

Total	Ch$	436,563	100.0%	Ch$	168,502	100.0%

New York Branch. Our wholly owned New York branch was established in 1982 and provides a range of general banking services, including deposit-taking, mainly to non-residents of the United States. At December 31, 2002, the New York branch had total assets of Ch$464,078 million, including a loan portfolio of Ch$190,329 million, representing 3.1% of our total loan portfolio. Of the New York branch’s loans, Ch$67,613 million were commercial loans, mostly to large private corporations in Chile and in other Latin American countries. The remaining Ch$122,716 million were principally foreign trade loans, amounting to Ch$73,707 million, and contingent loans (letters of credit and stand-by letters of credit), amounting to Ch$12,195 million. In 2002, our New York branch recognized a charge to net income of U.S.$19 million, or approximately Ch$13,600 million as a result of a permanent impairment in connection with certain Argentine corporate bonds. Our New York branch has reduced its exposure to Argentina and Brazil. Investments in bonds and foreign securities were Ch$208,330 million at December 31, 2002, most of which consisted of private sector bonds. The New York branch’s allowances for loan losses totaled Ch$1,718 million, which represented 0.9% of the branch’s loan portfolio at December 31, 2002. In addition, our New York branch had Ch$521 million in country risk allowances.

Funding sources for the New York branch include current account, money market accounts and deposits for less than 30 days of Ch$200,878 million, time deposits of Ch$149,059 million and foreign borrowings of Ch$63,700 million, which is also the outstanding balance of the branch’s long-term syndicated bank loans.

As of December 31, 2002, the New York branch had capital of Ch$27,515 million (including a net loss of Ch$5,773 for the year).

At December 31, 2002, the New York branch had Ch$2,166 million in past due loans. Although the New York branch manages its assets and liabilities locally, it follows the same credit processes as are followed in Santiago, Chile and all credit decisions are made by our account officers in Santiago, Chile.

Miami Agency. Our wholly owned Miami agency was opened in 1995 and provides a range of traditional commercial banking services, mainly to non-residents of the United States, including deposit-taking, providing credit to finance foreign trade and making loans to individuals or Chilean companies involved in foreign trade. Additionally, our Miami agency provides correspondent banking services to financial institutions, including working capital loans, letters of credit and bankers’ acceptances. At December 31, 2002, our Miami agency had total assets of Ch$175,037 million, a loan portfolio of Ch$87,788 million representing 1.4% of our total loan portfolio, and an investment portfolio of Ch$68,092 million. Our Miami agency’s loan portfolio at December 31, 2002 consisted primarily of Ch$47,717 million of commercial loans to Latin American private sector companies, including Chilean companies with operations in other Latin American countries, and Ch$27,936 million of foreign trade loans. The agency’s funding sources include demand deposits, money market accounts and deposits for less than 30 days (Ch$76,698 million), time deposits (Ch$80,541 million) and contingent liabilities (Ch$9,467 million). The equity of the Miami agency as of December 31, 2002 was Ch$6,535 million, including net income of Ch$383 million for the year.

At December 31, 2002, the Miami agency did not have past due loans. Allowances for loan losses amounted to Ch$682 million, not including the Ch$788 million in country risk allowances. Although the Miami agency manages its assets and liabilities locally, it follows the same credit processes as are followed in Santiago, Chile, and all credit decisions are made by our account officers in Santiago, Chile.

Individual customer accounts and our deposit taking activities are monitored under strict customer approval procedures that are encompassed in our anti-money laundering program.

Representative offices. The principal function of our representative offices in Argentina, Brazil and Mexico is to search for business opportunities in the areas of trade finance and private sector financing and to monitor the development and evolving economies of these countries. These offices serve as points of contact for our customers who have business with or operate directly within these countries.

Retail Banking

Our retail banking business area serves the needs of retail customers from high- to lower-middle income individuals, with service being segmented according to the client’s income. At December 31, 2002, loans made by this business area represented 26.5% of our total loan portfolio. Approximately Ch$46,340 million of our net income before tax for the year ended December 31, 2002 was accounted for by our retail banking business area.

The following table sets forth the composition of our retail banking business area’s loan portfolio as of December 31, 2002:

	As of December 31, 2002
	(in millions of constant Ch$ as of December 31, 2002, except for percentages)
Mortgage loans	Ch$	738,309	45.2%
Consumer loans		398,982	24.4
Commercial loans		86,801	5.3
Leasing contracts		4,363	0.3
Contingent loans		1,831	0.1
Foreign trade loans		1,247	0.1
Other loans(1)		402,193	24.6

Total	Ch$	1,633,726	100.0%

(1)	Other loans include primarily mortgage loans financed by our general borrowings and lines of credit.

High- and Middle-Income Individuals. We define high- and middle-income individuals as those with annual income in excess of Ch$5.7 million (approximately U.S.$8,000) (in 2002, per capita annual income in Chile was approximately U.S.$4,000).

Our high- and middle-income individuals subsegment offers our customers a broad range of retail banking products, including residential mortgage loans, lines of credit and other consumer loans, credit cards, checking accounts, savings accounts and time deposits. We also offer mutual funds and brokerage services to individuals as described under “—Operations through Subsidiaries” below. At December 31, 2002, we had outstanding extensions of credit to approximately 254,450 high- and middle-income individuals, including approximately 35,050 residential loans, 215,100 lines of credit, 95,440 other consumer loans and 231,070 credit card accounts. At the same date, this area maintained 286,750 checking accounts, 121,766 savings accounts and 67,550 time deposits.

We provide service to high- and middle-income individual customers through a network of 173 branches including four specialized “Private Banking” centers, 20 specialized transaction centers and 2,782 ATMs (799 of which are owned by us) located throughout Chile that form part of a network operated by Redbanc S.A., a company owned by us and 14 other private sector financial institutions. Since 1994, we have offered a nationwide phone-banking service that permits our high- and middle-income individual customers to receive balances and other account-related information, transfer funds between accounts and effect a wide variety of credit transactions. In 1997, we launched a full 24-hour banking service under the brand “TodaHora” and our homepage on the internet to better serve our high- and middle-income individual customers.

Installment Loans. Our consumer installment loans to high- and middle-income individuals are generally incurred, up to a customer’s approved credit limit, to finance the cost of goods or services, such as cars, travel and household furnishings. Consumer loans are denominated in both pesos and UF, bear interest at fixed or variable rates of interest and generally are repayable in installments of up to 36 months.

At December 31, 2002, we had Ch$257,996 million in installment loans, which accounted for 64.7% of the retail banking business area’s consumer loans. A majority of installment loans are denominated in pesos and are payable monthly.

Mortgage Loans. At December 31, 2002, there were outstanding mortgage loans of Ch$680,452 million to high- and middle-income individuals, which represented 46.2% of the retail banking business area’s total loans and 11.0% of our total loan portfolio. A feature of our mortgage loans to individuals is that mortgaged property typically secures all of a mortgagor’s credit with us, including credit card and other loans.

Our residential mortgage loans generally have maturities between five and 30 years and are generally denominated in UF. To reduce our exposure to interest rate fluctuations and inflation with respect to our residential loan portfolio, a majority of these residential loans are currently funded through the issuance of mortgage finance bonds, which are recourse obligations with payment terms that are matched to the residential loans and which bear a real market interest rate plus a fixed spread over the rate of change in the UF. Chilean banking regulations limit the amount of a residential mortgage loan that may be financed with a mortgage finance bond to the lesser of 75% of the purchase price of the property securing the loan or the appraised value of such property. In addition, we generally require that the monthly payments on a residential mortgage loan not exceed 25% of the borrower’s household after-tax monthly income.

We have promoted the expansion of a mortgage-lending product, which we call “Mutuos Hipotecarios” as an alternative form to traditional financing of mortgage loans with mortgage bonds. Whereas our traditional mortgage loans are financed by means of mortgage finance bonds, Mutuos Hipotecarios are financed with our general funds, especially long-term subordinated bonds. Mutuos Hipotecarios is a product that is tradable among banks, investment funds and insurance companies. Mutuos Hipotecarios offer the opportunity to finance 80% of the lower of the purchase price or the appraised value of the property, as opposed to the 75% that a standard mortgage would allow.

At December 31, 2002, we were Chile’s second largest private sector bank in terms of amount of mortgage loans and, based on information prepared by the Chilean Superintendency of Banks; we accounted for approximately 18.9% of the residential mortgage loans in the Chilean banking system and approximately 24.8% of such loans made by private sector banks.

Credit Cards. We issue both Visa and MasterCard credit cards, and our product portfolio includes both personal and corporate cards. In addition to traditional cards, our credit card portfolio also includes co-branded cards (Travel Club and Global Pass), and 28 affinity card groups (of which seven are associated with our co-branded programs and e-cards under the brand name NetCard).

As of December 31, 2002, we had 255,172 valid accounts, with 388,261 cards in the high-middle income individuals subsegment. Total charges on our cards during 2002 amounted to Ch$296,999 million, with Ch$261,400 million corresponding to purchases and service payments in Chile and abroad and Ch$35,599 million corresponding to cash advances (both within Chile and abroad). These charge volumes represent a 31.57% market share in terms of volume of use of bank credit cards issued in Chile.

As of December 31, 2002, our credit card loans in the high- and middle-income individuals subsegment amounted to Ch$46,586 million and represented 11.7% of our retail banking business area’s consumer loans.

Two Chilean companies that are affiliated with us, Transbank S.A. and Nexus S.A., provide us with merchant acquisition and credit card processing services. As of December 31, 2002, Transbank had 18 shareholders and Nexus had seven shareholders, all of which are banks. As of December 31, 2002, our equity ownership in Transbank was 17.4% and our equity interest in Nexus was 25.8%.

We believe that the Chilean market for credit cards has a high potential for growth, especially among consumers in the middle-income subsegment, that average merchant fees will continue to decline and that stores that do not currently accept credit cards will generally begin to do so. We also believe that, in addition to the other banks that operate in Chile, our main competitors are department store cards and other non-banking businesses involved in the issuance of credit cards.

Debit Cards. We have different types of cards with debit options. Depending on their specifications, these cards can be used for banking transactions on the ATMs that operate on the local network, Redbanc, the Visa International PLUS network, the local network of merchants participating in the local Redcompra debit program or the international network of merchants associated with the Electron program. We have given these debit cards different names (Chilecard Normal, Chilecard Plus, Chilecard Electron, Chilecard Empresas, Banjoven, Cheque Electronico, Multiedwards, Cuenta Directa and Cuenta Familiar) based on their specific functions and the relevant brand and target market to which they are oriented. In order to promote the use of debit cards in Chile, in October 2000 we and other banks associated with Transbank launched a promotional campaign to encourage the use of Redcompra debit cards as a means of payment at local stores. We have attained a 29% market share of debit card transactions, with more than 7.5 million transactions performed in 2002.

Lines of Credit. We had 215,100 approved lines of credit to customers in our high- and middle-income individuals subsegment at December 31, 2002 and outstanding advances to 162,966 individuals totaling Ch$89,740 million, or 5.5% of the retail banking business area total loans.

Our individual lines of credit are generally available on a revolving basis, up to an approved credit limit, and may be used for any purpose. Advances under lines of credit are denominated in pesos and bear interest at a rate that is set monthly. At the customer’s option, a line of credit loan may be renewed and re-priced for successive monthly periods, in each case subject to minimum monthly payments.

Deposit Products. We seek to increase our deposit-taking activities as a means of diversifying our sources of funding. We believe that the deposits of our individual customers provide us with a relatively low cost, stable funding source, as well as the opportunity to cross-market our other products and services. We offer a broad range of checking accounts, time deposits and savings accounts to our individual customers. Checking accounts are peso-denominated and mostly non-interest bearing (approximately 0.2% of total retail checking accounts are interest-bearing) and savings accounts are denominated in UF and bear interest at a fixed rate. Time deposits are denominated in pesos, UF and U.S. dollars. Most time deposits bear interest at a fixed rate with a term of 30 to 360 days.

While historically demand has been mainly for UF-denominated deposits during times of high inflation, demand for deposits denominated in pesos has increased in the current environment of lower and more stable inflation rates in Chile.

At December 31, 2002, the retail banking business area administered 286,750 checking accounts for approximately 276,140 customers with an aggregate balance of Ch$285,360 million. At such date, our checking account balances totaled approximately Ch$1,072,183 million and represented 13.4% of our total liabilities.

Lower Income Individuals—Credichile. We offer products and services to the lower-middle to middle income portions of the Chilean population through Credichile, which we established specifically to serve the needs of customers in this market subsegment. Credichile represents a distinct delivery channel for our products and services in this market subsegment, maintaining a separate brand and network of 46 Credichile branches and nine other credit centers. Credichile offers our customers a range of products, including consumer loans, credit cards, auto loans and residential mortgage loans and a special demand deposit account (see “—Bancuenta” below) targeted at low-income customers. At December 31, 2002, Credichile had approximately 164,670 customers and total loans outstanding of Ch$160,536 million, representing 2.6% of our total loan portfolio at that date.

Improved economic conditions in Chile over the last decade and the growth of the Chilean middle class has resulted in increased demand for consumer credit by lower-middle income individuals, whom we classify as persons with annual income between Ch$1.4 million (approximately U.S.$2,000) and Ch$5.7 million (approximately U.S.$8,000). Many of these individuals have not had prior exposure to banking products or services. Credichile focuses on developing and marketing innovative segment-oriented products to satisfy the needs of individuals in this subsegment while introducing them to the banking system and complements the services offered in our other business areas, especially our large corporations business area, by offering services to employers such as direct deposit capabilities that engender the use of our services by employees.

The Chilean Superintendency of Banks requires a greater allowance for loan losses with lower credit classifications, such as those of Credichile. Credichile employs its own credit scoring system and other criteria to evaluate and monitor credit risk. Credichile seeks to ensure the quality of our loan portfolio through adherence to our loan origination procedures, particularly the use of our credit scoring system and credit management policies, including the use of credit bureaus and the services of the Chilean Superintendency of Banks. Credichile uses rigorous procedures for collection of past due loans. Socofin S.A., our specialized collection subsidiary, provides collection services. We believe that we have the necessary procedures and infrastructure in place to manage the exposure to a higher degree of credit risk that Credichile presents. These procedures allow us to take advantage of the higher growth and earnings potential of this subsegment of the banking industry while helping to manage the exposure to higher risk. See “Item 3. Key Information—Risk Factors—Risks Relating to our Operations and the Banking Industry—The growth of our loan portfolio may expose us to increased loan losses, and its rate of growth may decrease in the future.”

Consumer Lending. Credichile provides short- to medium-term consumer loans and credit card services. As of December 31, 2002, Credichile had approximately 152,703 consumer loans that totaled Ch$88,829 million outstanding at December 31, 2002. As of the same date, Credichile customers had 26,989 valid credit card accounts, with loans of Ch$5,570 million and total charges of Ch$2,910 million.

Bancuenta. Credichile introduced Bancuenta as a basic deposit product that provides consumers flexibility and ease of use, and which allows us to tap a section of the consumer market that previously was not part of the banking system. The Bancuenta account is a non-interest bearing demand deposit account without checking privileges targeted at customers who want a secure and comfortable means of managing and accessing their money. The customer may use the ATM card linked to the Bancuenta account (which may include a revolving line of credit) to make deposits or automatic payments to other Credichile accounts through a network of ATMs available through the Redbanc system.

At December 31, 2002, Credichile had approximately 697,750 Bancuenta accounts. Bancuenta account holders pay an annual fee, a fee each time the account holder draws on the Bancuenta line of credit and interest on any outstanding balance under the line of credit. All fees and interest due on a Bancuenta account are withdrawn automatically on a monthly basis from funds available in the account. Bancuenta allows us to offer our large corporate customers the ability to pay their employees by direct deposit of funds into the individual employee’s account at Credichile. We believe this product can lead to stronger long-term relationships with our large and middle market corporate customers and with the employees of such customers.

Treasury and Money Market Operations

Our treasury and money market operations business area provides a wide range of financial services to our customers including currency intermediation, forwards contracts, interest rate swaps, transactions under repurchase agreements and investment products based on bonds, mortgage notes and deposits. We also offer investments in mutual funds and stock brokerage services.

In addition to providing services, our treasury and money market business area is focused on managing currency, interest rate and maturity gaps, ensuring adequate liquidity levels and managing our investment portfolio. This business area also performs the intermediation of fixed-income instruments, currencies and derivatives. Interest rate gap management is aimed at generating an adequate funding structure, prioritizing our capitalization and asset and liability cost structure and funding source diversification.

The treasury and money market business area is also in charge of monitoring compliance with regulatory deposit limits, technical reserves and maturity and rate matches, and monitors our adherence to the security margins defined by regulatory limits, as well as risk limits for rate, currency and investment gaps. The treasury and money market business area continually monitors the funding costs of the local financial system, comparing them with our costs.

Our investment portfolio as of December 31, 2002 amounted to Ch$1,598,900 million, of which 68.6% corresponded to securities issued by the Central Bank and the Chilean Government, 21.1% corresponded to securities from foreign issuers, 7.7% corresponded to securities issued by local financial institutions and 2.6% corresponded to securities issued by Chilean corporate issuers. Our investment strategy is designed with a view to supplementing our expected profitability, risks and economic variable projections. Our investment strategy is kept within regulatory limits as well as internal limits defined by our financial committee and our Asset and Liability Management Committee, or ALCO.

Operations through Subsidiaries

We have made several strategic long-term investments in financial services companies, which are engaged in activities complementary to our commercial banking activities. Our principal goal in making these investments is to develop a comprehensive financial services group capable of meeting the diverse financial needs of our current and potential clients.

Chile’s General Banking Law, which took effect in 1981, restricted the ability of Chilean banks to provide non-banking financial services, although prior thereto we had established a leasing subsidiary in 1977 and a mutual fund subsidiary in 1980. In 1987, the law was amended and banks were permitted to offer, through subsidiaries, certain services considered complementary to commercial banking activities. During the period from 1987 to 1989, we established two additional subsidiaries to provide the full range of financial products and services that could be offered indirectly by Chilean banks under Chilean law. These products and services include financial leasing, financial advisory services, mutual funds and securities brokerage services. The General Banking Law was further amended in 1997 to extend the scope of permissible activities of banks and their subsidiaries to include factoring, securitization and insurance brokerage, all of which have been incorporated by us as new activities.

On April 23, 1999, we increased our 65% interest in Leasing Andino S.A. by acquiring, together with Banchile Asesoria Financiera S.A., all of the shares of Leasing Andino owned by Orix Corporation. On July 1, 1999, we acquired the remaining 6,380 shares outstanding in Leasing Andino and, consequently, held 100% of this company’s share capital. Leasing Andino was then dissolved and we assumed all of its rights and obligations. We are continuing the financing lease activities developed by Leasing Andino, and have maintained the Leasing Andino brand and trademark.

On June 27, 2002, we acquired 100% of the shares of Promarket S.A. and Socofin. These two new subsidiaries are closed corporations (Sociedad Anonima Cerrada). For a description of the business activities of these subsidiaries, see “—Sales Services” and “—Collection Services.”

The following table sets forth information with respect to our financial services subsidiaries at December 31, 2002:

	As of or for the year ended December 31, 2002
	Assets		Shareholders’ Equity		Net Income (loss)
	(in millions of Ch$)
Banchile Corredores de Bolsa S.A.	Ch$	184,538	Ch$	20,742	Ch$	5,493
Banchile Administradora General de Fondos S.A.		9,417		3,651		4,866
Banchile Factoring S.A.		54,348		5,060		1,276
Banchile Asesoria Financiera S.A.		1,357		1,076		653
Banchile Corredores de Seguros Ltda		3,294		2,528		815
Banchile Securitizadora S.A.		7,727		516		65
Promarket S.A.		786		347		56
Socofin S.A.		3,944		631		38

The following table sets out our ownership interest in our financial services subsidiaries at December 31, 2002:

	Ownership
	Direct	Indirect
Banchile Administradora General de Fondos S.A.	99.98%	0.02%
Banchile Corredores de Seguros Ltda.	99.75	0.25
Banchile Corredores de Bolsa S.A.	99.68	0.31
Banchile Factoring S.A.	99.52	0.48
Banchile Asesoria Financiera S.A.	99.52	0.42
Banchile Securitizadora S.A.	99.00	1.00
Promarket S.A.	99.00	1.00
Socofin S.A.	99.00	1.00

Each of these subsidiaries is incorporated under the laws of Chile.

Securities Brokerage Services. We provide securities brokerage services through Banchile Corredores de Bolsa S.A. Banchile Corredores is registered with the Superintendencia de Valores y Seguros, or the Chilean Superintendency of Securities and Insurance, the regulator of Chilean open stock corporations, as a securities broker and is a member of the Santiago Stock Exchange and the Chilean Electronic Stock Exchange. Since it was founded in 1989, Banchile Corredores has provided stock brokerage services, fixed income investments and foreign exchange products to individuals and businesses through our branch network. During the year ended December 31, 2002, Banchile Corredores had an aggregate trading volume on the Santiago Stock Exchange and the Chilean Electronic Stock Exchange of approximately Ch$1,454,901 million. At December 31, 2002, Banchile Corredores had a net worth of Ch$20,742 million, and for the year ended December 31, 2002, had net income of Ch$5,493 million, which represented 10.4% of our consolidated net income for such period.

Mutual and Investment Fund Management. Since 1980, we have provided mutual fund management services through Banchile Administradora de Fondos Mutuos S.A., a subsidiary that on July 1, 2002 changed its name to Banchile Administradora General de Fondos. As of December 31, 2002, according to data prepared by the Chilean Superintendency of Securities and Insurance, Banchile Administradora General de Fondos was the largest mutual fund manager in Chile, managing 27.5% of all Chilean mutual funds assets. At December 31, 2002, Banchile Administradora General de Fondos operated 33 mutual funds and managed Ch$1,225,884 million in net assets on behalf of 95,619 corporate and individual participants. Banchile Administradora General de Fondos also operates two investment funds, Banchile Trust and Capital Trust, and manages Ch$13,000 million in assets on behalf of 1,113 participants.

The following table sets forth information regarding the various mutual funds managed by Banchile Administradora General de Fondos at December 31, 2002:

		Net Asset Value
Name of Fund	Type of Fund	As of December 31, 2002
		(in millions of constant Ch$ as of December 31, 2002)
Utilidades	Fixed income (short/medium term)	Ch$ 389,420
Liquidez 2000	Fixed income (short term)	163,813
Deposito XXI	Fixed income (medium/long term)	121,423
Corporativo	Fixed income (short term)	114,577
Estrategico	Fixed income (medium/long term)	87,707
Horizonte	Fixed income (medium/long term)	67,887
Patrimonial	Fixed income (short term)	67,402
Performance	Fixed income (short/medium term)	42,023
Corporate Dollar Fund	Fixed income (short term)	27,545
Ahorro	Fixed income (medium/long term)	25,764
Operacional	Fixed income (short term)	23,552
Disponible	Fixed income (short term)	23,321
Alianza	Debt/Equity (medium/long term)	17,491
Renta futura	Fixed income (short/medium term)	8,064
Cobertura	Fixed income (medium/long term)	7,075
Inversion	Fixed income (medium/long term)	5,593
Crecimiento	Fixed income (short term)	5,141
Banchile Acciones	Equity	4,172
U.S. Fund	Debt/Equity	3,593
Emerging Fund	Debt/Equity	2,581
Global	Debt/Equity	2,292
U.S. High Technology Fund	Debt/Equity	1,907
U.S. Stability Fund	Debt/Equity	1,893
Capitalisa Accionario	Equity	1,768
Euro Fund	Debt/Equity	1,720
Latin America Fund	Debt/Equity	1,539
Asia Fund	Debt/Equity	1,539
International Bond	Fixed income (medium/long term)	1,238
Technology Fund	Debt/Equity	1,178
Medical & Health-Care Fund	Debt/Equity	1,161
U.S. Bond Fund	Fixed income (medium/long term)	828
Telecommunication Fund	Debt/Equity	425
Euro Technology Fund	Debt/Equity	252

Total		Ch$1,225,884

At December 31, 2002, Banchile Administradora General de Fondos had net worth of Ch$3,651 million and for the year ended December 31, 2002, had net income of Ch$4,866 million, which represented 9.2% of our consolidated net income for such period.

Factoring Services. We provide factoring services to our customers through Banchile Factoring S.A. Through this service, we purchase our customers’ outstanding debt portfolios, such as bills, notes, promissory notes or contracts, advancing them the cash flows involved and performing the collection of the related instruments. As of December 31, 2002, Banchile Factoring had net income of Ch$1,276 million, with a 33.7% return on shareholders’ equity and an estimated 20.98% market share in Chile’s factoring industry.

Financial Advisory Services. We provide financial advisory and other investment banking services to our customers through Banchile Asesoria Financiera S.A. The services offered by Banchile Asesoria Financiera are directed primarily to our corporate customers and include advisory services regarding mergers and acquisitions, restructuring, project financing and strategic alliances. As of December 31, 2002, Banchile Asesoria Financiera had a net worth of Ch$1,076 million, and for the year ended December 31, 2002, had net income of Ch$653 million.

Insurance Brokerage. We provide insurance brokerage services to our customers through Banchile Corredores de Seguros Ltda. At the beginning of 2000 we began to offer life insurance policies associated with consumer loans and non-credit related insurance to our individual clients and the general public. As of December 31, 2002, Banchile Corredores de Seguros had a net worth of Ch$2,528 million, and for the year ended December 31, 2002, had net income of Ch$815 million. Banchile Corredores de Seguros had a 2.4% market share by amount of policies sold by insurance brokerage companies during 2001, the latest year for which information is available for insurance brokerage companies.

Securitization Services. We offer investment products to meet the demands of institutional investors such as private pension funds and insurance companies through Banchile Securitizadora S.A. This subsidiary securitizes financial assets, which involves the issuance of a debt instrument, with a credit rating, that can be traded in the Chilean marketplace, backed by a bundle of revenue-producing assets of the client company. As of December 31, 2002, Banchile Securitizadora had a net worth of Ch$516 million, and for the year ended December 31, 2002 had net income of Ch$65. Banchile Securitizadora had a 23.4% market share by volume of assets securitized during 2002.

Sales Services. Promarket manages the direct sales force that sells and promotes our products and services (such as checking accounts, consumer loans and credit cards), together with those of our subsidiaries, and researches information about potential customers. As of December 31, 2002, Promarket had a net worth of Ch$347 million, and for the year ended December 31, 2002 had net income of Ch$56 million.

Collection Services. We provide judicial and extrajudicial collection services of loans on our behalf or on behalf of third parties through Socofin. As of December 31, 2002, Socofin had a net worth of Ch$631 million, and for the year ended December 31, 2002 had a net loss of Ch$38 million.

Distribution Channels and Electronic Banking

Our distribution network provides integrated financial services and products to our customers through a wide range of channels. This network includes ATMs, branches, on-line banking and phone-banking devices. We own and operate 799 ATMs, and are connected to the nationwide Redbanc ATM network of approximately 2,782 ATMs. In addition, we are connected to the nationwide Banco Estado ATM network of approximately 800 ATMs. These ATMs allow customers to conduct self-service banking transactions during banking and non-banking hours.

As of December 31, 2002, we had a network of 219 retail branches throughout Chile. The branch system serves as a distribution network for all of the products and services offered to our customers. Our full-service branches accept deposits, disburse cash, offer the full range of our retail banking products such as consumer loans, automobile financing, credit cards and checking accounts, lend to small- and medium-size companies and provide information to current and potential customers.

We offer electronic banking services to our customers 24 hours a day through our internet website, www.bancochile.cl, which has homepages that are segmented by market. Our retail homepage offers a broad range of services, including the payment of bills, electronic fund transfers, stop payment and non-charge orders, as well as a wide variety of account inquiries. Our middle market companies homepage offers services including our office banking service, Banconexion Web, which enables our middle market companies customers to perform all of their banking transactions from their offices. Both homepages offer our customers the sale of third-party products with exclusive benefits. We also have a homepage designed for our investor customers, through which they can perform transactions such as stock trading, time deposit taking and opening savings accounts. Our foreign trade customers can rely on our international business homepage, which enables them to inquire about the status of their foreign trade transactions and perform transactions such as opening letters of credit, recording import collection and hedging on instructions and letters of credit. In 2002, approximately 114,000 individual customers and 20,000 corporate customers performed close to 4.3 million transactions monthly on our website.

In addition, we provide our customers with access to a 24-hour phone-banking call center that grants them access to account information and allows them to effect fund transfers and certain payments. This service, through which we receive an average of 750,000 calls per month, has enabled us to develop customer loyalty campaigns, sell financial services and products, answer specialized inquiries about our remote services and receive and resolve complaints by customers and non-customers.

We are, in conjunction with 15 other Chilean banks, a shareholder of Sociedad Interbancaria de Transferencias Electronicas S.A., a corporation that executes electronic transfer services and provides support services to banks through the installation, operation, maintenance and development of equipment and systems for the automatic and electronic transfer of funds. The availability of this transfer capability facilitates our ability to service our customers efficiently.

In the first quarter of 2001, in association with Banco de Credito e Inversiones, we created a company called Comercio Electronico Artikos Chile S.A. with the purpose of providing Chilean companies with the opportunity to trade their products and services on an electronic basis through the internet. We supplement this service with a wide range of financial services and electronic payment means. Artikos Chile uses the Commerce One platform, a world leader in business-to-business technological solutions.

Competition

Overview

The Chilean market for banking and other financial services is highly competitive, and we face significant competition in each of our principal areas of operation. The Chilean financial services market consists of a number of distinct sectors. The most important sector, commercial banking, includes 24 privately owned banks and one public sector bank, Banco del Estado. The privately owned banks have traditionally been divided between those that are principally Chilean-owned, of which there are ten, and those that are principally foreign-owned, of which there are 14. At December 31, 2002, three banks, Banco Santander-Chile (24.7%), our bank (18.7%) and the public sector bank, Banco del Estado (12.5%) together accounted for 55.9% of all outstanding loans by Chilean financial institutions, net of interbank loans. Chilean-owned banks together accounted for 56.8% of total loans outstanding while foreign-owned banks accounted for 42.7% of total loans outstanding. The sole finance company accounted for 0.5% of total loans outstanding.

As a commercial bank offering a range of services to all types of businesses and individual customers, we face a variety of competitors, ranging from other large, privately owned commercial banks to more specialized entities like finance companies and “niche” banks. The principal commercial banks in Chile include Banco Santander-Chile, Banco de Credito e Inversiones, BBVA Banco BHIF, Corpbanca and Citibank. We consider other private sector banks to be our primary competitors. Nevertheless, we face competition to a lesser extent from Banco del Estado, which has a larger distribution network and larger customer base than we do. Banco del Estado, which operates under the same regulatory regime as Chilean private sector banks, was the third largest bank in Chile at December 31, 2002, with outstanding loans, net of interbank loans, of Ch$3,908,603 million, representing a 12.5% market share, according to data published by the Chilean Superintendency of Banks.

In the large corporations business area, we consider our strongest competitors to be Banco Santander-Chile and Banco de Credito e Inversiones. We also consider these banks to be our most significant competitors in the middle market companies business area.

In the retail banking business area, we compete with other private sector Chilean banks, as well as with Banco del Estado. Among private Chilean banks, we consider our strongest competitors in this business area to be Banco Santander-Chile and Banco de Credito e Inversiones, as each of these banks has developed business strategies that focus on the lower-middle to middle income subsegments of the Chilean population. In the individual banking sector, particularly with respect to high-income individuals, we compete with both private Chilean and foreign-owned banks and consider our strongest competitors in this market to be Banco Santander-Chile and Citibank.

The Chilean banking industry has experienced increased levels of competition in recent years, including from foreign banks, which has led to, among other things, consolidation in the industry. Strategies have, on an overall basis, been aimed at reducing costs and improving efficiency standards. Our income may decrease due to the extent and intensity of competition.

We expect the trend of increased competition and consolidation to continue, particularly in connection with the formation of new large financial groups. In this regard, in mid-1996 Banco Santander of Spain took control of Banco Osorno and merged it into its Chilean operations, changing its name to Banco Santander-Chile. In addition, Banco O’ Higgins and Banco de Santiago merged in January 1997, forming Banco Santiago. In 1999, Banco Santander of Spain took control of Banco Santiago. In August 2002, Banco Santiago and Banco Santander–Chile, the second and fourth largest banks in Chile at that date, respectively, merged and became Chile’s largest bank. Although we believe that we are currently large enough to compete effectively in our target markets, any further consolidation in the Chilean financial system may adversely affect our competitive position in the Chilean financial services industry.

Historically, commercial banks in Chile have competed in the retail market against each other, with finance companies and with department stores, the latter two having traditionally been focused on consumer loans to middle- and low-income subsegments. However, finance companies have gradually disappeared as they have been merged into the largest banks. At December 31, 2002 there was only one finance company in the market. It initiated operations as a private sector bank in January 2003.

Non-bank competition from large department stores has become increasingly significant in the consumer lending sector. Indeed, two new consumer-oriented banks, affiliated with Chile’s largest department stores have been established during recent years. Although these new banks had a market share of less than 1% as of December 31, 2002, according to the Chilean Superintendency of Banks, the opening of these banks is likely to bring increased competition into the consumer banking business.

In addition, some local investor groups have announced their intention to incorporate new banks in 2003. We expect that the addition of these new banks will lead to greater competition, particularly in banking services directed to middle-income individuals.

The following table provides certain statistical information on the Chilean financial system as of December 31, 2002:

	As of December 31, 2002
	Assets			Loans(1)			Deposits			Shareholders’ Equity(2)
	Amount		Share	Amount		Share	Amount		Share	Amount		Share
	(in millions of constant Ch$ as of December 31, 2002, except percentages)
Domestic private sector banks	Ch$	18,911,494	40.2%	Ch$	13,864,851	44.3%	Ch$	11,391,738	40.8%	Ch$	1,587,343	39.0%
Foreign-owned banks		21,314,049	45.3		13,347,376	42.7		12,280,827	44.0		2,082,745	51.2

Private sector total		40,225,543	85.5		27,212,227	87.0		23,672,565	84.8		3,670,088	90.2
Banco del Estado		6,613,250	14.1		3,908,603	12.5		4,087,283	14.7		371,600	9.1

Total banking system		46,838,793	99.6		31,120,830	99.5		27,759,848	99.5		4,041,688	99.3
Finance company		171,784	0.4		146,510	0.5		133,140	0.5		27,848	0.7

Financial system total	Ch$	47,010,577	100.0%	Ch$	31,267,340	100.0%	Ch$	27,892,988	100.0%	Ch$	4,069,536	100.0%

Source:	Chilean Superintendency of Banks
(1)	Net of interbank loans.
(2)	Shareholders’ equity includes net income for purposes of this table.

Loans

The following table sets forth our market share in terms of loans (excluding interbank loans), our principal private sector competitors and the Chilean financial system, as of the dates indicated:

	Bank Loans(1)
	As of December 31,
	1998	1999	2000	2001	2002
Banco Santander-Chile	11.7%	12.3%	11.5%	11.7%	24.7%
Banco de Chile	11.7	12.4	12.7	12.1	18.7
Banco de Credito e Inversiones	7.8	8.1	7.9	9.0	10.4
BBVA Banco BHIF	4.9	5.4	5.8	6.0	6.7
Banco Santiago(2)	17.3	16.1	15.8	16.1	—
Banco de A. Edwards(3)	7.9	7.7	8.3	7.4	—

Total market share for six banks	61.3%	62.0%	62.0%	62.3%	60.5%

Source:	Chilean Superintendency of Banks
(1)	For ease of comparison, interbank loans have been eliminated.
(2)	Banco Santiago merged with Banco Santander-Chile in August 2002.
(3)	Banco de A. Edwards merged with us on January 1, 2002.

Risk Index

At October 31, 2002, our unconsolidated risk index of 2.98% was higher than the financial system’s 1.95%. For a discussion of risk index, see “—Selected Statistical Information.” The following graph illustrates the five-year history of our unconsolidated loan portfolio risk index compared to the risk index of total loans in the Chilean financial system as of October 31 for each of the years indicated and as of February 28, 2003.

Source:	Chilean Superintendency of Banks

Our unconsolidated risk index for February 28, 2003 was 2.98%, compared with an average of 2.00% for the financial system as a whole. Our unconsolidated risk index has increased substantially as a result of our merger with Banco de A. Edwards on January 1, 2001.

The following table sets forth the unconsolidated risk index of the six largest private sector banks and that of the financial system as a whole (including such six banks) at October 31 in each of the last five years and at February 28, 2003:

	Unconsolidated Risk Index As of
	October 31,					February 28,
	1998	1999	2000	2001	2002	2003
Banco Santiago(1)	0.93%	1.39%	1.34%	1.26%	—	—
Banco de A. Edwards(2)	1.32	2.79	2.90	3.23	—	—
Banco de Credito e Inversiones	0.91	1.57	1.95	1.63	1.34%	1.33%
BBVA Banco BHIF	1.55	2.11	2.18	1.81	1.68	1.69
Banco Santander–Chile	1.16	1.23	1.42	1.38	1.61	1.77
Banco de Chile	1.60	2.07	2.01	2.03	2.98	2.98
Financial system	1.50%	1.98%	2.08%	1.90%	1.95%	2.00%

Source:	Chilean Superintendency of Banks
(1)	Banco Santiago merged with Banco Santander-Chile in August 2002.
(2)	Banco de A. Edwards merged with us on January 1, 2002.

Credit Quality

At December 31, 2002, according to information published by the Chilean Superintendency of Banks, we had an unconsolidated ratio of past due loans to total loans of 2.43%. The following table sets forth the ratio of past due loans to total loans for the six largest private sector banks at December 31 in each of the last three years:

	Past Due Loans to Total Loans
	As of December 31,
	2000	2001	2002
Banco Santiago(1)	1.42%	1.37%	—
Banco de A. Edwards(2)	2.83	3.31	—
Banco de Credito e Inversiones	1.68	1.37	1.09%
BBVA Banco BHIF	1.78	2.10	1.97
Banco Santander–Chile	1.61	1.36	2.15
Banco de Chile	1.19	1.29	2.43

Total for six banks	1.66%	1.65%	2.03%

Source:	Chilean Superintendency of Banks
(1)	Banco Santiago merged with Banco Santander-Chile in August 2002.
(2)	Banco de A. Edwards merged with us on January 1, 2002.

Deposits

We had deposits of Ch$4,652,136 million at December 31, 2002 on an unconsolidated basis. In unconsolidated terms, our 16.7% of the market share for deposits, including borrowings from domestic financial institutions, placed us in second place among private sector banks. The following table sets forth the market shares in terms of deposits for the six private sector banks with the largest market share as of December 31 in each of the last three years:

	Deposits
	As of December 31,
	2000	2001	2002
Banco Santiago(1)	12.3%	13.4%	—
Banco de A. Edwards(2)	6.9	6.6	—
BBVA Banco BHIF	4.7	5.3	6.9%
Banco de Credito e Inversiones	8.5	9.2	10.3
Banco de Chile	12.5	12.7	16.7
Banco Santander–Chile	11.8	12.7	22.1

Total market share for six banks	56.7%	59.9%	56.0%

Source:	Chilean Superintendency of Banks
(1)	Banco Santiago merged with Banco Santander-Chile in August 2002.
(2)	Banco de A. Edwards merged with us on January 1, 2002.

Shareholders’ Equity

With Ch$565,595 million in shareholders’ equity (not including net income), according to information published by the Chilean Superintendency of Banks, at December 31, 2002, we were the second largest private sector commercial bank in Chile in terms of shareholders’ equity.

The following table sets forth the level of shareholders’ equity for the largest private sector banks in Chile as of December 31 in each of the last three years:

	Shareholders’ Equity
	As of December 31,
	2000		2001		2002
	(in millions of constant Ch$ as of December 31, 2002)
Banco de A. Edwards(1)	Ch$	234,347	Ch$	236,057		—
Banco Santiago(2)		431,389		432,668		—
BBVA Banco BHIF		235,328		234,696	Ch$	236,767
Banco de Credito e Inversiones		194,281		226,483		254,664
Banco de Chile		319,130		320,640		565,595
Banco Santander–Chile	Ch$	337,446	Ch$	372,489	Ch$	805,890

Source:	Chilean Superintendency of Banks
(1)	Banco de A. Edwards merged with us on January 1, 2002.
(2)	Banco Santiago merged with Banco Santander-Chile in August 2002.

Return on Average Shareholders’ Equity

Our return on average shareholders’ equity (including net income for the year) for the year ended December 31, 2002 was 8.9%, according to information published by the Chilean Superintendency of Banks. The following table sets forth our return on average shareholders’ equity and the returns of our principal competitors and the Chilean financial system, in each case as of December 31 in each of the last five years:

	Return on Average Shareholders’ Equity Year Ended December 31,
	1998	1999	2000	2001	2002
Banco de A. Edwards(1)	13.0%	(4.2)%	1.5%	4.3%	—
Banco Santiago(2)	16.6	12.3	20.2	24.6	—
BBVA Banco BHIF	0.5	5.7	7.4	6.3	8.8%
Banco de Chile	20.6	19.5	23.6	23.7	8.9
Banco Santander-Chile	13.4	16.8	22.3	22.3	16.9
Banco de Credito e Inversiones	23.1	14.1	19.2	22.0	20.7

Total average financial system	11.4%	9.2%	12.6%	15.9%	13.7%

Source:	Chilean Superintendency of Banks
(1)	Banco de A. Edwards merged with us on January 1, 2002.
(2)	Banco Santiago merged with Banco Santander-Chile in August 2002.

Efficiency

For the year ended December 31, 2002, our operating expenses as a percentage of our operating revenues, or efficiency ratio, was 61.1%, mainly influenced by non-recurring charges related to the merger.

The following table sets forth the efficiency ratios of the six largest private sector Chilean banks at December 31 in each of the last three years:

	Efficiency Ratio(1)
	As of December 31,
	2000	2001	2002
Banco Santiago(2)	50.4%	50.3%	—
Banco de A. Edwards(3)	65.9	65.3	—
Banco Santander-Chile	50.4	46.6	50.1%
Banco de Credito e Inversiones	62.6	55.5	54.8
Banco de Chile	57.3	56.3	61.1
BBVA Banco BHIF	65.2	64.1	64.6

Average for six banks	56.5%	54.4%	55.5%

Source:	Chilean Superintendency of Banks
(1)	Calculated by dividing operating expense by operating revenue.
(2)	Banco Santiago merged with Banco Santander-Chile in August 2002.
(3)	Banco de A. Edwards merged with us on January 1, 2002.

REGULATION AND SUPERVISION

In Chile, only banks may maintain checking accounts for their customers, conduct foreign trade operations and, together with financial companies, accept time deposits. The principal authorities that regulate financial institutions in Chile are the Chilean Superintendency of Banks and the Central Bank. Chilean banks are primarily subject to the General Banking Law and secondarily, to the extent not inconsistent with that law, the provisions of the Chilean Corporations Law governing public corporations, except for certain provisions that are expressly excluded.

The modern Chilean banking system dates back to 1925 and has been characterized by periods of substantial regulation and state intervention as well as periods of deregulation. The most recent period of deregulation commenced in 1975 and culminated in the adoption of a series of amendments to the General Banking Law. That law, amended most recently in 2001, granted additional powers to banks, including general underwriting powers for new issues of certain debt and equity securities and the power to create subsidiaries to engage in activities related to banking, such as brokerage, investment advisory, mutual fund services, administration of investment funds, factoring, securitization products and financial leasing services. Following the Chilean banking crisis of 1982 and 1983, the Chilean Superintendency of Banks assumed control of 19 banks representing approximately 51% of the total loans in the banking system. As part of the assistance that the Chilean government provided to Chilean banks, the Central Bank permitted banks to sell to it a certain portion of their problem loan portfolios at the book value of the loan portfolios. Each bank then repurchased such loans at their economic value (which, in most cases, was substantially lower than the book value at which the Central Bank had acquired the loans), with the difference to be repaid to the Central Bank out of future income. Pursuant to Law No. 18,818, which was passed in 1989, this difference was converted into subordinated debt.

The Central Bank

The Central Bank is an autonomous legal entity created by the Chilean Constitution. It is subject to the Chilean Constitution and its organic constitutional law, the “ley organica constitucional.” To the extent not inconsistent with the Chilean Constitution or the Central Bank’s organic constitutional law, the Central Bank is also subject to private sector laws, but in no event is it subject to the laws applicable to the public sector. It is directed and administered by a board of directors composed of five members designated by the President of Chile, subject to Senate approval.

The legal purpose of the Central Bank is to maintain the stability of the Chilean peso and the orderly functioning of Chile’s internal and external payment system. The Central Bank’s powers include setting reserve requirements, regulating the amount of money and credit in circulation, and establishing regulations and guidelines regarding finance companies, foreign exchange (including the Formal Exchange Market) and banks’ deposit-taking activities.

The Chilean Superintendency of Banks

Banks are supervised and controlled by the Chilean Superintendency of Banks, an independent Chilean governmental agency. The Chilean Superintendency of Banks authorizes the creation of new banks and has broad powers to interpret and enforce legal and regulatory requirements applicable to banks and financial companies. Furthermore, in case of noncompliance with its legal and regulatory requirements, the Chilean Superintendency of Banks has the ability to impose sanctions. In extreme cases, it can appoint, with the prior approval of the board of directors of the Central Bank, a provisional administrator to manage a bank. It must also approve any amendment to a bank’s bylaws or any increase in its capital.

The Chilean Superintendency of Banks examines all banks from time to time, generally at least once a year. Banks are also required to submit unconsolidated unaudited financial statements to the Chilean Superintendency of Banks on a monthly basis and to publish their unaudited financial statements at least four times a year in a newspaper with countrywide coverage. Financial statements as of December 31 must be audited. In addition, banks are required to provide extensive information regarding their operations at various periodic intervals to the Chilean Superintendency of Banks. A bank’s annual financial statements and the opinion of its independent auditors must also be submitted to the Chilean Superintendency of Banks.

Any person wishing to acquire, directly or indirectly, 10.0% or more of the share capital of a bank must obtain the prior approval of the Chilean Superintendency of Banks. A person will not be allowed to vote shares acquired without this approval. The Chilean Superintendency of Banks may refuse to grant its approval, based on specific grounds set forth in the General Banking Law.

The prior authorization of the Chilean Superintendency of Banks is required for:

•	the merger of two or more banks;

•	the acquisition of all or a substantial portion of a banks’ assets and liabilities by another bank;

•	the control by the same person, or controlling group, of two or more banks; or

•	a substantial increase in the share ownership of a bank by a controlling shareholder of that bank.

Such prior authorization is required solely when the acquiring bank or the resulting group of banks would own a significant market share in loans, defined by the Chilean Superintendency of Banks to be more than 15.0% of all loans in the Chilean banking system. The Chilean Superintendency of Banks may prohibit the purchase or may condition the purchase on one or more of the following conditions:

•	that the bank or banks maintain an effective equity higher than 8.0% and up to 14.0% of their risk weighted assets;

•	that the technical reserve established in Article 65 of the General Banking Law be applicable when deposits exceed one and a half times the resulting bank’s paid-in capital and reserves; or

•	that the margin for interbank loans be diminished to 20.0% of the resulting bank’s total capital.

Pursuant to the regulations of the Chilean Superintendency of Banks, ownership must be disclosed in the following situations:

•	a bank is required to inform the Chilean Superintendency of Banks of the identity of any person owning, directly or indirectly, 5.0% or more of a bank’s shares;

•	a holder of ADSs must disclose to the depositary the identity of beneficial owners of ADSs registered under such holder’s name; and

•	the depositary is required to notify the bank as to the identity of beneficial owners of ADSs, which such depositary has registered, and the bank, in turn, is required to notify the Chilean Superintendency of Banks of the identity of the beneficial owners of the ADSs representing 5.0% or more of such bank’s shares.

In addition, regulations require bank shareholders who individually hold 10.0% or more of a bank’s capital stock to periodically inform the Chilean Superintendency of Banks of their financial condition.

Limitations on Types of Activities

Permissible activities for a Chilean bank are limited to those that are set forth in the General Banking Law: making loans, accepting deposits and, subject to limitations, making investments and performing financial services. Investments are restricted to real estate for the bank’s own use, gold, foreign exchange and debt securities. Through subsidiaries, banks may also engage in other specific financial service activities such as securities brokerage services, mutual fund management, investment fund management, financial advisory, factoring, securitization and leasing activities. Subject to specific limitations and the prior approval of the Chilean Superintendency of Banks and the Central Bank, Chilean banks may own majority or minority interests in foreign banks.

Relevant Amendments to the Banking Regulations

Pursuant to a circular issued by the Central Bank which took effect in June 2002, banks are permitted to pay interest on available checking account balances, with the client’s prior written approval, and subject to prior announcement to all customers. The Central Bank also authorized insurance and reinsurance corporations to issue credit cards through affiliates established under the supervision of the Chilean Superintendency of Banks.

Deposit Insurance

The Chilean government guarantees up to 90.0% of the principal amount of certain time and demand deposits held by individuals. The Chilean government guarantee covers obligations with a maximum value (per person) of UF120 (Ch$2,009,294 or U.S.$2,821 as of December 31, 2002) for each calendar year, with respect to applicable time and demand deposits held by such person at any single Chilean bank.

Reserve Requirements

Deposits are subject to a reserve requirement of 9.0% for demand deposits and 3.6% for time deposits, excluding obligations with a maturity of more than one year. Prior to January 13, 2003, the reserve requirements were 19.0% for dollar-denominated and other foreign currency denominated demand deposits and 13.6% for dollar-denominated and other foreign currency denominated time deposits and obligations, excluding foreign currency denominated obligations with a maturity of more than one year. Banks were permitted to deduct, on a daily basis, the balance in foreign currency of certain loans and financial investments held outside of Chile from their foreign currency denominated liabilities subject to reserve requirements. The deductions were done as follows:

•	first, term liabilities denominated in foreign currency and subject to reserve requirements;

•	second, if there were any positive difference, demand liabilities denominated in foreign currency and subject to reserve requirements; and

•	finally, foreign loans subject to reserve requirements.

The total deductible amount was not permitted to exceed 70.0% of a bank’s effective equity. On January 13, 2003, the Central Bank decreased the reserve requirements for dollar-denominated and other foreign currency denominated demand and time deposits. Such demand and time deposits currently have the same reserve requirements as are applicable to Chilean peso deposits. Consequently, the aforementioned deductions have been eliminated. The Central Bank has statutory authority to increase reserve requirements up to an average of 40.0% for demand deposits (of any denomination) and up to 20.0% for time deposits (of any denomination) to implement monetary policy. In addition, a 100.0% technical reserve applies to demand deposits, deposits in checking accounts, or obligations payable on sight incurred in the ordinary course of business, other deposits unconditionally payable immediately or within a term of less than 30 days and time deposits payable within 10 days prior to maturity, to the extent their aggregate amount exceeds 2.5 times the amount of a bank’s paid-in capital and reserves.

Minimum Capital

Under the General Banking Law, a bank must have a minimum paid-in capital and reserves of UF800,000 (approximately Ch$13,395 million or U.S.$18 million as of December 31, 2002). However, a bank may begin its operations with 50.0% of such amount, provided that it has a total capital ratio (defined as effective equity as a percentage of risk weighted assets) of not less than 12.0%. When such a bank’s paid-in capital reaches UF600,000 (approximately Ch$10,046 million or U.S.$14 million as of December 31, 2002) the total capital ratio requirement is reduced to 10.0%.

Capital Adequacy Requirements

According to the General Banking Law, a bank must have an effective equity of at least 8.0% of its risk weighted assets, net of required allowances. Effective equity is defined as the aggregate of:

•	a bank’s paid-in capital and reserves;

•	its subordinated bonds, considered at the issuing price (but decreasing 20.0% for each year during the period commencing six years prior to maturity), but not exceeding 50.0% of its net capital base, equal to a bank’s paid-in capital and reserves; and

•	its voluntary allowances for loan losses, up to 1.25% of risk weighted assets.

Banks should also have capital basico, or net capital base, of at least 3.0% of its total assets, net of allowances. Net capital base is defined as a bank’s paid-in capital and reserves and is similar to Tier 1 capital except that it does not include net income for the period. An amendment to the General Banking Law enacted on November 7, 2001 eliminated the exclusion of the investment in subsidiaries and foreign branches from the calculation of net capital base.

The calculation of risk weighted assets is based on a five category risk classification system to be applied to a bank asset that is based on the Basel Committee recommendations.

Lending Limits

Under the General Banking Law, Chilean banks are subject to certain lending limits, including the following material limits:

•	a bank may not extend to any entity or individual (or any one group of related entities), directly or indirectly, unsecured credit in an amount that exceeds 5.0% of the bank’s effective equity, or in an amount that exceeds 25.0% of its effective equity if the excess over 5.0% is secured by certain assets with a value equal to or higher than such excess. In the case of foreign export trade financing, the 5.0% ceiling for unsecured credits is raised to 10.0% and the 25.0% ceiling for secured credits to 30.0%. In the case of financing infrastructure projects built through the concession mechanism, the 5.0% ceiling for unsecured credits is raised to 15.0% if secured by a pledge over the concession, or if granted by two or more banks or finance companies that have executed a credit agreement with the builder or holder of the concession;

•	a bank may not extend loans to another financial institution subject to the General Banking Law in an aggregate amount exceeding 30.0% of its effective equity;

•	a bank may not directly or indirectly grant a loan whose purpose is to allow an individual or entity to acquire shares of the lending bank;

•	a bank may not lend, directly or indirectly, to a director or any other person who has the power to act on behalf of the bank; and

•	a bank may not grant loans to related parties (including holders of more than 1.0% of its shares) on more favorable terms than those generally offered to non-related parties. Loans granted to related parties are subject to the limitations described in the first bullet point above. In addition, the aggregate amount of loans to related parties may not exceed a bank’s effective equity.

In addition, the General Banking Law limits the aggregate amount of loans that a bank may grant to its employees to 1.5% of its effective equity, and provides that no individual employee may receive loans in excess of 10.0% of this 1.5% limit. Notwithstanding these limitations, a bank may grant to each of its employees a single residential mortgage loan for personal use once during such employee’s term of employment.

Allowance for Loan Losses

Chilean banks are required to provide to the Chilean Superintendency of Banks detailed information regarding their loan portfolio on a monthly basis. Each bank is also required to maintain a global allowance for loan losses, the amount of which must at least equal the aggregate amount of its outstanding loans multiplied by the greater of (1) its risk index or (2) 0.75%. See “—Selected Statistical Information” for an explanation of the risk index and other information regarding allowance for loan losses. As of February 2003 (the latest available information), our unconsolidated risk index was 2.98% compared with an average for the Chilean financial system as a whole (i.e., all banks) of 2.00%, as of that date.

Banks in Chile are also required to maintain an individual allowance for loans on which any payment of principal or interest is 90 days or more overdue. An individual allowance for loan losses equal to 100.0% of the past due portion of such past due loan is required to the extent that the loan is unsecured. In the event that non-payment of a portion of a loan permits a bank to accelerate the loan, and the bank commences legal proceedings against the debtor to collect the full amount of the loan, the individual loan loss reserve must be equal to 100.0% of the loan within 90 days of the filing of the lawsuit. The Chilean Superintendency of Banks has ruled that in the case of past due loans, individual allowances for loan losses should be made only for the difference between 100.0% of the past due portion of a past due loan (or the full amount of the loan if the preceding sentence applies) and the reserve made for such loan when calculating the global loan loss reserve. As of December 31, 2002, the aggregate amount of our individual allowance for loan losses was 26.8% of our required minimum allowances for loan losses. A bank may also voluntarily maintain additional allowances for loan losses in excess of the minimum amounts required as global and individual allowances. See “—Regulation and Supervision—Selected Statistical Information.”

Obligations Denominated in Foreign Currencies

Foreign currency denominated obligations of Chilean banks are subject to four requirements:

•	there is a reserve requirement of 9.0% for demand deposits and 3.6% for time deposits, excluding foreign currency denominated obligations with a maturity of more than one year. Prior to January 13, 2003, such reserve requirements were 19% for dollar-denominated and other foreign currency denominated demand deposits and 13.6% in respect of dollar-denominated and other foreign currency denominated time deposits and obligations, see “—Reserve Requirements;”

•	a bank’s risk adjusted net asset (liability) foreign currency position cannot exceed 20.0% of its net capital base;

•	under Central Bank regulations applicable since August 31, 1999, (1) the aggregate amount of our net foreign currency liabilities having an original maturity of less than 30 days cannot exceed our net capital base and (2) the aggregate amount of our net foreign currency liabilities having an original maturity of less than 90 days cannot exceed twice our net capital base; and

•	the interest rate mismatches of our foreign currency liabilities may not exceed 8.0% of our net capital base.

Capital Markets

Under the General Banking Law, banks in Chile may purchase, sell, place, underwrite and act as paying agents with respect to certain debt securities. Likewise, banks in Chile may place and underwrite certain equity securities. Bank subsidiaries may also engage in debt placement and dealing, equity issuance advice and securities brokerage, as well as in financial leasing, mutual fund and investment fund administration, factoring, investment advisory services and merger and acquisition services. The Chilean Superintendency of Banks generally regulates these subsidiaries. However, the Chilean Superintendency of Securities and Insurance regulates some of these subsidiaries. The Chilean Superintendency of Securities and Insurance is the regulator of the Chilean securities market and of open stock corporations.

Legal Provisions Regarding Banking Institutions with Economic Difficulties

The General Banking Law provides that if specified adverse circumstances exist at any bank, its board of directors must correct the situation within 30 days from the date of receipt of the relevant financial statements. If the board of directors is unable to do so, it must call a special shareholders’ meeting to increase the capital of the bank by the amount necessary to return the bank to financial stability. If the shareholders reject the capital increase, or if it is not effected within the term and in the manner agreed to at the meeting, or if the Chilean Superintendency of Banks does not approve the board of directors’ proposal, the bank will be barred from increasing its loan portfolio beyond that stated in the financial statements presented to the board of directors and from making any further investments in any instrument other than in instruments issued by the Central Bank. In such a case, or in the event that a bank is unable to make timely payment in respect of its obligations or if a bank is under provisional administration of the Chilean Superintendency of Banks, the General Banking Law provides that the bank may receive a two-year term loan from another bank. The terms and conditions of such a loan must be approved by the directors of both banks, as well as by the Chilean Superintendency of Banks, but need not be submitted to the borrowing bank’s shareholders for their approval. In any event, a creditor bank cannot grant interbank loans to an insolvent bank in an amount exceeding 25.0% of the creditor bank’s effective equity. The board of directors of a bank that is unable to make timely payment of its obligations must present a reorganization plan to its creditors in order to capitalize the credits, extend their respective terms, negotiate debt forgiveness or take other measures for the payment of the debts. If the board of directors of a bank submits a reorganization plan to its creditors and such arrangement is approved, all subordinated debt issued by the bank, whether or not matured, will be converted by operation of law into common stock in the amount required for the ratio of effective equity to risk-weighted assets not to be lower than 12.0%. If a bank fails to pay an obligation, it must notify the Chilean Superintendency of Banks, which shall determine whether the bank is solvent.

Dissolution and Liquidation of Banks

The Chilean Superintendency of Banks may establish that a bank should be liquidated for the benefit of its depositors or other creditors when such bank does not have the necessary solvency to continue its operations. In such a case, the Chilean Superintendency of Banks must revoke a bank’s authorization to exist and order its mandatory liquidation, subject to agreement by the Central Bank. The Chilean Superintendency of Banks must also revoke a bank’s authorization if the reorganization plan of such bank has been rejected twice. The resolution by the Chilean Superintendency of Banks must state the reason for ordering the liquidation and must name a liquidator, unless the Chilean Superintendent of Banks assumes this responsibility. When a liquidation is declared, all checking accounts, other demand deposits received in the ordinary course of business, other deposits unconditionally payable immediately or that have a maturity of no more than 30 days, and any other deposits and receipts payable within 10 days, are required to be paid by using existing funds of the bank, its deposits with the Central Bank or its investments in instruments that represent its reserves. If these funds are insufficient to pay these obligations, the liquidator may seize the rest of the bank’s assets, as needed. If necessary and in specified circumstances, the Central Bank will lend the bank the funds necessary to pay these obligations. Any such loans are preferential to any claims of other creditors of the liquidated bank.

Investments in Foreign Securities

Under current Chilean banking regulations, banks in Chile may grant loans to foreign individuals and entities and invest in certain foreign currency securities. Chilean banks may only invest in equity securities of foreign banks and certain other foreign companies which may be affiliates of the bank or which would support the bank’s business if such companies were incorporated in Chile. Banks in Chile may also invest in debt securities traded in formal secondary markets. Such debt securities shall qualify as (1) securities issued or guaranteed by foreign sovereign states or their central banks or other foreign or international financial entities, and (2) bonds issued by foreign companies. Such foreign currency securities must have a minimum rating as follows:

Rating Agency	Short Term	Long Term
Moody’s	P2	Baa3
Standard & Poor’s	A3	BBB-
Fitch IBCA	F2	BBB-
Duff & Phelps	D2	BBB-
Thomson Bankwatch	TBW2	BBB

However, a Chilean bank may invest up to 20.0% of its effective equity in securities having a minimum rating as follows:

Rating Agency	Short Term	Long Term
Moody’s	P2	Ba3
Standard & Poor’s	A3	BB-
Fitch IBCA	F2	BB-
Duff & Phelps	D2	BB-
Thomson Bankwatch	TBW2	BB

Additionally, a Chilean bank may invest up to 70.0% of its effective equity in securities having a minimum rating as follows:

Rating Agency	Short Term	Long Term
Moody’s	P1	Aa3
Standard & Poor’s	A1+	AA-
Fitch IBCA	F1+	AA-
Duff & Phelps	D1+	AA-
Thomson Bankwatch	TBW1	AA

Subject to specific conditions, a bank may grant loans in dollars to subsidiaries or branches of Chilean companies located abroad, to foreign companies listed on foreign stock exchanges authorized by the Central

Bank and, in general, to individuals and entities domiciled abroad, as long as the Central Bank is kept informed of such activities.

In the event that the sum of the investments of a bank in foreign currency and of the commercial and foreign trade loans granted to foreign individuals and entities exceeds 70.0% of the effective equity of such bank, the excess is subject to a mandatory reserve of 100.0%.

Allowance Requirements for Consumer Lending

In July 1997, the Chilean Superintendency of Banks established new allowance requirements for consumer lending. Pursuant to these requirements, a bank must revise the credit rating of all loans made to a particular borrower if the bank renegotiates any loan with that borrower. In addition, a bank must classify all consumer loans of a single borrower according to the borrower’s worst-rated loan, whereas previously, each loan was rated independently. Finally, a bank must establish and abide by more stringent follow-up procedures relating to a borrower’s consumer loans with other financial institutions. A bank, for example, must automatically review a borrower’s rating when the borrower’s records display a non-performing loan or other kind of negative credit activity in the databases of the Chilean Superintendency of Banks or a private information service, even if the borrower is not in default vis-à-vis the specific bank.

PROPERTY, PLANTS AND EQUIPMENT

We are domiciled in Chile, and own the approximately 71,000 square meter building, located at Ahumada 251, Santiago, Chile, that serves as our executive offices, and which serves as the executive offices for most our subsidiaries. In addition, we own an approximately 15,000 square meter building located at Huerfanos 740, Santiago, Chile, where the remainder of our executive offices are located. At December 31, 2002, we owned the properties on which 130 of our full service branches are located (approximately 90,000 square meters of office space). We lease office space for our remaining 89 full service branches and for the New York branch and Miami agency, as well as for our representative offices. We also own properties throughout Chile for back office and administrative operations, as well as for storage of documents and other purposes. We believe that our facilities are adequate for our present needs and suitable for their intended purposes.

We also own approximately 140,000 square meters in mainly recreational physical facilities in Chile, which we use to assist our employees in maintaining a healthy work and life balance and which we use for incentive and integration activities.

SELECTED STATISTICAL INFORMATION

The following information is included for analytical purposes and should be read in conjunction with our audited consolidated financial statements as well as “Item 5. Operating and Financial Review and Prospects.”

Average Balance Sheets, Interest Earned on Interest Earning Assets and Interest Paid on Interest Bearing Liabilities

The average balances for interest earning assets and interest bearing liabilities, including interest and readjustments received and paid, have been calculated on the basis of our daily balances and on the basis of monthly balances for our subsidiaries. These average balances are presented in Chilean pesos (Ch$), in UF and in foreign currencies (principally U.S. dollar). The UF is a unit of account which is linked to, and which is adjusted daily to reflect changes in, the Consumer Price Index. See note 1(b) to our audited consolidated financial statements.

The nominal interest rate has been calculated by dividing the amount of interest and principal readjustment gain or loss during the period by the related average balance, both amounts expressed in constant pesos. The nominal rates calculated for each period have been converted into real rates using the following formulas:

Rp =	1+Np	– 1
1+I

and

Rd =	(1+Nd)(1+D)	– 1
1+I

Where:

Rp = real average rate for peso-denominated assets and liabilities (in Ch$ and UF) for the period;

Rd = real average rate for foreign currency-denominated assets and liabilities for the period;

Np = nominal average rate for peso-denominated assets and liabilities for the period;

Nd = nominal average rate for foreign currency-denominated assets and liabilities for the period;

D = devaluation rate of the Chilean peso to the dollar for the period; and

I = inflation rate in Chile for the period (based on the variation of the Consumer Price Index).

The real interest rate can be negative for a portfolio of peso-denominated loans when the inflation rate for the period is higher than the average nominal rate of the loan portfolio for the same period. A similar effect could occur for a portfolio of foreign currency-denominated loans when the inflation rate for the period is higher than the sum of the devaluation rate for the period and the corresponding average nominal rate of the portfolio.

The formula for the average real rate for foreign currency-denominated assets and liabilities (Rd) reflects a gain or loss in purchasing power caused by the difference between the devaluation rate of the Chilean peso and the inflation rate in Chile during the period.

The following example illustrates the calculation of the real interest rate for a U.S. dollar asset bearing a nominal annual interest rate of 10% (Nd = 0.10), assuming a 5% annual devaluation rate (D = 0.05) and a 12% annual inflation rate (I = 0.12):

Rd =	(1+0.10)(1+0.05)	– 1	= 3.125% per year
1+0.12

In the example, since the inflation rate was higher than the devaluation rate, the real rate is lower than the nominal rate in dollars. If, for example, the annual devaluation rate were 15%, using the same numbers, the real rate in Chilean pesos would be 12.9%, which is higher than the nominal rate in dollars. Using the same numbers, if the annual inflation rate were greater than 15.5%, the real rate would be negative.

Contingent loans (consisting of guarantees and open and unused letters of credit) have been treated as interest bearing assets. Although the nature of the income derived from such assets is similar to a fee, Chilean banking regulations require that such income be accounted for as interest revenue. As a result of this treatment, the comparatively low rates of interest earned on these assets have a distorting effect on the average interest rate earned on total interest earning assets.

The real rate for contingent loans has been stated as the nominal rate, since we do not have an effective funding obligation for these loans. The foreign exchange gains or losses on foreign currency denominated assets and liabilities have not been included in interest revenue or expense. Similarly, interest on financial investments does not include trading gains or losses on these investments.

Nonperforming loans that are not yet 90 days or more overdue have been included in each of the various categories of loans, and therefore affect the various averages. Nonperforming loans consist of loans as to which either principal or interest is overdue (i.e., non accrual loans) and restructured loans earning no interest. Nonperforming loans that are 90 days or more overdue are shown as a separate category of loans (“Past due loans”). Interest and/or indexation readjustments received on all non-performing loans during the periods are included as interest revenue.

Included in interbank deposits are current accounts maintained in the Central Bank and overseas banks. Such assets have a distorting effect on the average interest rate earned on total interest earning assets because:

•	of balances maintained in the Central Bank, only the portion that is legally required to be held for liquidity purposes earns interest; and

•	balances maintained in overseas banks earn interest on certain accounts in certain countries.

Consequently, the average interest earned on such assets is comparatively low. These deposits are maintained by us in these accounts to comply with statutory requirements and to facilitate international business, rather than to earn income.

The monetary gain or loss on interest earning assets and interest bearing liabilities is not included as a component of interest revenue or interest expense because inflation effects are taken into account in the calculation of real interest rates.

The following tables show, by currency of denomination, average balances and, where applicable, interest amounts, nominal and real rates for our assets and liabilities for the years ended December 31, 2000, 2001 and 2002:

	Year Ended December 31,
	2000						2001						2002
	Average balance		Interest earned		Average nominal rate	Average real rate	Average balance		Interest earned		Average nominal rate	Average real rate	Average balance		Interest earned		Average nominal rate	Average real rate
	(in millions of constant Ch$ as of December 31, 2002, except percentages)
Assets

Interest earning assets

Interbank deposits
Ch$	Ch$	32,852	Ch$	1,320	4.02%	(0.49)%	Ch$	24,302	Ch$	1,210	4.98%	2.28%	Ch$	39,344	Ch$	1,465	3.72%	0.88%
UF		—		—	—	—		—		—	—	—		382		—	—	—
Foreign currency		89,941		5,580	6.20	10.26		120,898		4,935	4.08	16.19		216,120		2,455	1.14	6.78

Total		122,793		6,900	5.62	7.38		145,200		6,145	4.23	13.86		255,846		3,920	1.53	5.86

Financial investments
Ch$		67,749		19,612	28.95	23.36		188,846		15,522	8.22	5.44		455,959		48,966	10.74	7.70
UF		689,194		73,404	10.65	5.86		909,597		71,957	7.91	5.14		997,707		67,753	6.79	3.86
Foreign currency		399,810		21,926	5.48	9.51		469,774		21,357	4.55	16.71		374,528		12,754	3.41	9.18

Total		1,156,753		114,942	9.94	8.14		1,568,217		108,836	6.94	8.64		1,828,194		129,473	7.08	5.91

Commercial loans
Ch$		356,511		92,494	25.94	20.49		412,238		84,861	20.59	17.48		881,363		137,164	15.56	12.39
UF		1,315,253		160,152	12.18	7.32		1,423,493		136,765	9.61	6.79		1,844,426		149,959	8.13	5.16
Foreign currency		218,249		16,940	7.76	11.88		186,630		12,388	6.64	19.04		302,464		6,897	2.28	7.99

Total		1,890,013		269,586	14.26	10.33		2,022,361		234,014	11.57	10.10		3,028,253		294,020	9.71	7.55

Consumer loans
Ch$		172,061		45,511	26.45	20.97		186,432		47,321	25.38	22.16		362,916		85,008	23.42	20.04
UF		21,436		2,908	13.57	8.64		19,116		2,262	11.83	8.96		28,849		2,941	10.19	7.17
Foreign currency		—		—	—	—		—		—	—	—		—		—	—	—

Total		193,497		48,419	25.02	19.61		205,548		49,583	24.12	20.93		391,765		87,949	22.45	19.09

Interbank loans
Ch$		13,950		1,445	10.36	5.58		61,416		2,658	4.33	1.64		63,612		2,292	3.60	0.76
UF		—		—	—	—		—		—	—	—		—		—	—	—
Foreign currency		41,578		3,673	8.83	12.99		35,878		2,862	7.98	20.54		36,112		1,402	3.88	9.68

Total		55,528		5,118	9.22	11.13		97,294		5,520	5.67	8.61		99,724		3,694	3.70	3.99

Leasing contracts
Ch$		1,389		269	19.37	14.19		1,535		274	17.85	14.82		1,269		207	16.31	13.12
UF		127,948		20,607	16.11	11.07		115,746		15,161	13.10	10.19		172,770		21,061	12.19	9.11
Foreign currency		47,868		9,614	20.08	24.67		54,973		13,051	23.74	38.14		67,097		10,809	16.11	22.59

Total		177,205		30,490	17.21	14.77		172,254		28,486	16.54	19.15		241,136		32,077	13.30	12.88

Foreign trade loans
Ch$		—		—	—	—		—		—	—	—		5,890		278	4.72	1.85
UF		—		—	—	—		—		—	—	—		959		65	6.78	3.85
Foreign currency		413,843		8,278	2.00	5.89		438,652		6,251	1.43	13.22		618,855		4,080	0.66	6.28

Total		413,843		8,278	2.00	5.89		438,652		6,251	1.43	13.22		625,704		4,423	0.71	6.23

Mortgage loans
Ch$		—		—	—	—		—		—	—	—		—		—	—	—
UF		769,729		94,614	12.29	7.43		801,286		87,674	10.94	8.09		1,234,505		130,883	10.60	7.57
Foreign currency		—		—	—	—		—		—	—	—		—		—	—	—

Total		769,729		94,614	12.29	7.43		801,286		87,674	10.94	8.09		1,234,505		130,883	10.60	7.57

Contingent loans
Ch$		29,336		3,886	13.25	13.25		36,797		2,688	7.30	7.30		44,185		1,395	3.16	3.16
UF		77,944		1,219	1.56	1.56		68,457		1,133	1.66	1.66		125,613		1,529	1.22	1.22
Foreign currency		165,154		368	0.22	0.22		188,504		377	0.20	0.20		202,421		321	0.16	0.16

Total		272,434		5,473	2.01	2.01		293,758		4,198	1.43	1.43		372,219		3,245	0.87	0.87

Past due loans
Ch$		12,073		—	—	—		12,228		—	—	—		31,419		—	—	—
UF		29,660		35	0.12	(4.22)		35,864		313	0.87	(1.72)		102,553		29	0.03	(2.72)
Foreign currency		6,012		—	—	—		4,353		—	—	—		11,185		—	—	—

Total		47,745		35	0.07	(2.62)		52,445		313	0.60	(1.18)		145,157		29	0.02	(1.92)

Total interest earning assets
Ch$		685,921		164,537	23.99	18.61		923,794		154,534	16.73	13.73		1,885,957		276,775	14.68	11.53
UF		3,031,164		352,939	11.64	6.81		3,373,559		315,265	9.35	6.53		4,507,764		374,220	8.30	5.33
Foreign currency		1,382,455		66,379	4.80	8.80		1,499,662		61,221	4.08	16.19		1,828,782		38,718	2.12	7.82

Total	Ch$	5,099,540	Ch$	583,855	11.45%	8.94%	Ch$	5,797,015	Ch$	531,020	9.16%	10.18%	Ch$	8,222,503	Ch$	689,713	8.39%	7.31%

	Year Ended December 31,
	2000						2001						2002
	Average balance		Interest earned		Average nominal rate	Average real rate	Average balance		Interest earned		Average nominal rate	Average real rate	Average balance		Interest earned		Average nominal rate	Average real rate
	(in millions of constant Ch$ as of December 31, 2002, except percentages)
Assets

Non–interest earning assets

Cash and due from banks
Ch$	Ch$	301,061		—	—	—	Ch$	324,430		—	—	—	Ch$	451,747		—	—	—
UF		—		—	—	—		—		—	—	—		—		—	—	—
Foreign currency		63,617		—	—	—		45,164		—	—	—		68,314		—	—	—

Total		364,678		—	—	—		369,594		—	—	—		520,061		—	—	—

Allowance for loan losses
Ch$		(114,812)		—	—	—		(123,932)		—	—	—		(221,048)		—	—	—
UF		—		—	—	—		—		—	—	—		—		—	—	—
Foreign currency		(4,814)		—	—	—		(4,552)		—	—	—		(3,875)		—	—	—

Total		(119,626)		—	—	—		(128,484)		—	—	—		(224,923)		—	—	—

Fixed assets
Ch$		84,645		—	—	—		83,705		—	—	—		143,042		—	—	—
UF		—		—	—	—		—		—	—	—		—		—	—	—
Foreign currency		2,434		—	—	—		1,312		—	—	—		1,696		—	—	—

Total		87,079		—	—	—		85,017		—	—	—		144,738		—	—	—

Other assets
Ch$		87,849		—	—	—		77,429		—	—	—		240,248		—	—	—
UF		1,923		—	—	—		1,670		—	—	—		2,116		—	—	—
Foreign currency		28,096		—	—	—		53,853		—	—	—		129,553		—	—	—

Total		117,868		—	—	—		132,952		—	—	—		371,917		—	—	—

Total non–interest earning assets
Ch$		358,743		—	—	—		361,632		—	—	—		613,989		—	—	—
UF		1,923		—	—	—		1,670		—	—	—		2,116		—	—	—
Foreign currency		89,333		—	—	—		95,777		—	—	—		195,688		—	—	—

Total		449,999		—	—	—		459,079		—	—	—		811,793		—	—	—

Total assets
Ch$		1,044,664	Ch$	164,537	—	—		1,285,426	Ch$	154,534	—	—		2,499,946	Ch$	276,775	—	—
UF		3,033,087		352,939	—	—		3,375,229		315,265	—	—		4,509,880		374,220	—	—
Foreign currency		1,471,788		66,379	—	—		1,595,439		61,221	—	—		2,024,470		38,718	—	—

Total	Ch$	5,549,539	Ch$	583,855	—	—	Ch$	6,256,094	Ch$	531,020	—	—	Ch$	9,034,296	Ch$	689,713	—	—

	Year Ended December 31,
	2000						2001						2002
	Average balance		Interest paid		Average nominal rate	Average real rate	Average balance		Interest paid		Average nominal rate	Average real rate	Average balance		Interest paid		Average nominal rate	Average real rate
	(in millions of constant Ch$ as of December 31, 2002, except percentages)
Liabilities

Interest bearing liabilities

Interest bearing demand deposits
Ch$		—		—	—	—		—		—	—	—		—		—	—	—
UF		—		—	—	—		—		—	—	—		—		—	—	—
Foreign currency		—		—	—	—		—		—	—	—		—		—	—	—

Total		—		—	—	—		—		—	—	—		—		—	—	—

Savings accounts
Ch$		—		—	—	—		—		—	—	—		—		—	—	—
UF	Ch$	83,072	Ch$	7,432	8.95%	4.23%	Ch$	94,488	Ch$	5,996	6.35%	3.61%	Ch$	167,931	Ch$	7,160	4.26%	1.40%
Foreign currency		104,625		4,962	4.74	8.74		119,078		3,636	3.05	15.04		192,289		2,397	1.25	6.90

Total		187,697		12,394	6.60	6.74		213,566		9,632	4.51	9.98		360,220		9,557	2.65	4.34

Time deposits
Ch$		744,943		79,996	10.74	5.94		835,752		64,514	7.72	4.95		1,800,305		95,593	5.31	2.42
UF		1,096,685		110,336	10.06	5.29		1,337,475		95,596	7.15	4.39		938,926		41,441	4.41	1.55
Foreign currency		408,216		12,561	3.08	7.01		502,591		10,360	2.06	13.93		800,778		4,160	0.52	6.13

Total		2,249,844		202,893	9.02	5.82		2,675,818		170,470	6.37	6.36		3,540,009		141,194	3.99	3.03

Central Bank borrowings
Ch$		1,789		153	8.55	3.85		30,956		1,749	5.65	2.93		56,682		2,115	3.73	0.89
UF		3,153		235	7.45	2.80		2,761		162	5.87	3.14		4,003		122	3.05	0.22
Foreign currency		—		—	—	—		—		—	—	—		—		—	—	—

Total		4,942		388	7.85	3.18		33,717		1,911	5.67	2.95		60,685		2,237	3.69	0.84

Repurchase agreements
Ch$		116,341		12,901	11.09	6.27		129,331		8,629	6.67	3.93		210,727		8,727	4.14	1.29
UF		20,221		1,742	8.61	3.91		10,192		572	5.61	2.90		5,219		96	1.84	(0.95)
Foreign currency		31,656		3,166	10.00	14.20		37,342		2,293	6.14	18.49		157,706		1,541	0.98	6.61

Total		168,218		17,809	10.59	7.48		176,865		11,494	6.50	6.94		373,652		10,364	2.77	3.50

Mortgage finance bonds
Ch$		—		—	—	—		—		—	—	—		—		—	—	—
UF		796,256		87,382	10.97	6.16		837,934		79,700	9.51	6.69		1,272,915		122,571	9.63	6.62
Foreign currency		—		—	—	—		—		—	—	—		—		—	—	—

Total		796,256		87,382	10.97	6.16		837,934		79,700	9.51	6.69		1,272,915		122,571	9.63	6.62

Other interest bearing liabilities
Ch$		31,732		14,660	46.20	39.86		20,677		8,495	41.08	37.46		36,049		3,617	10.03	7.02
UF		141,503		15,642	11.05	6.24		177,521		17,107	9.64	6.82		321,639		29,261	9.10	6.11
Foreign currency		434,973		14,812	3.41	7.35		395,852		10,907	2.76	14.71		396,092		3,316	0.84	6.47

Total		608,208		45,114	7.42	8.79		594,050		36,509	6.15	13.14		753,780		36,194	4.80	6.34

Total interest bearing liabilities
Ch$		894,805		107,710	12.04	7.18		1,016,716		83,387	8.20	5.42		2,103,763		110,052	5.23	2.35
UF		2,140,890		222,769	10.41	5.62		2,460,371		199,133	8.09	5.31		2,710,633		200,651	7.40	4.46
Foreign currency		979,470		35,501	3.62	7.58		1,054,863		27,196	2.58	14.51		1,546,865		11,414	0.74	6.36

Total	Ch$	4,015,165	Ch$	365,980	9.11%	6.45%	Ch$	4,531,950	Ch$	309,716	6.83%	7.48%	Ch$	6,361,261	Ch$	322,117	5.06%	4.22%

	Year Ended December 31,
	2000						2001						2002
	Average balance		Interest paid		Average nominal rate	Average real rate	Average balance		Interest paid		Average nominal rate	Average real rate	Average balance		Interest paid		Average nominal rate	Average real rate
	(in millions of constant Ch$ as of December 31, 2002, except percentages)
Liabilities

Non–interest bearing liabilities

Non–interest bearing demand deposits
Ch$	Ch$	699,525		—	—	—	Ch$	804,383		—	—	—	Ch$	1,206,974		—	—	—
UF		10,951		—	—	—		5,852		—	—	—		17,017		—	—	—
Foreign currency		108,045		—	—	—		138,634		—	—	—		180,912		—	—	—

Total		818,521		—	—	—		948,869		—	—	—		1,404,903		—	—	—

Contingent liabilities
Ch$		29,315		—	—	—		36,692		—	—	—		44,132		—	—	—
UF		77,562		—	—	—		68,103		—	—	—		125,561		—	—	—
Foreign currency		166,292		—	—	—		188,742		—	—	—		202,783		—	—	—

Total		273,169		—	—	—		293,537		—	—	—		372,476		—	—	—

Other non–interest bearing
Ch$		28,582		—	—	—		31,929		—	—	—		98,045		—	—	—
UF		2,388		—	—	—		2,437		—	—	—		23,115		—	—	—
Foreign currency		44,200		—	—	—		72,736		—	—	—		179,971		—	—	—

Total		75,170		—	—	—		107,102		—	—	—		301,131		—	—	—

Shareholders’ equity
Ch$		367,514		—	—	—		374,636		—	—	—		594,525		—	—	—
UF		—		—	—	—		—		—	—	—		—		—	—	—
Foreign currency		—		—	—	—		—		—	—	—		—		—	—	—

Total		367,514		—	—	—		374,636		—	—	—		594,525		—	—	—

Total non–interest bearing liabilities and shareholders’ equity
Ch$		1,124,936		—	—	—		1,247,640		—	—	—		1,943,676		—	—	—
UF		90,901		—	—	—		76,392		—	—	—		165,693		—	—	—
Foreign currency		318,537		—	—	—		400,112		—	—	—		563,666		—	—	—

Total		1,534,374		—	—	—		1,724,144		—	—	—		2,673,035		—	—	—

Total liabilities and shareholders’ equity
Ch$		2,019,741	Ch$	107,710	—	—		2,264,356	Ch$	83,387	—	—		4,047,439	Ch$	110,052	—	—
UF		2,231,791		222,769	—	—		2,536,763		199,133	—	—		2,876,326		200,651	—	—
Foreign currency		1,298,007		35,501	—	—		1,454,975		27,196	—	—		2,110,531		11,414	—	—

Total	Ch$	5,549,539	Ch$	365,980	—	—	Ch$	6,256,094	Ch$	309,716	—	—	Ch$	9,034,296	Ch$	322,117	—	—

Interest Earning Assets and Net Interest Margin

The following table analyzes, by currency of denomination, the levels of our average interest earning assets and net interest, and illustrates the comparative margins obtained, for each of the periods indicated.

	Year Ended December 31,
	2000	2001	2002
	(in millions of constant Ch$ as of December 31, 2002, except for percentages)
Total average interest earning assets
Ch$	Ch$ 685,921	Ch$ 923,794	Ch$1,885,957
UF	3,031,164	3,373,559	4,507,764
Foreign currency	1,382,455	1,499,662	1,828,782

Total	5,099,540	5,797,015	8,222,503

Net interest earned(1)
Ch$	56,827	71,147	166,723
UF	130,170	116,132	173,569
Foreign currency	30,878	34,025	27,304

Total	Ch$ 217,875	Ch$ 221,304	Ch$ 367,596

Net interest margin, nominal basis(2)
Ch$	8.28%	7.70%	8.84%
UF	4.29	3.44	3.85
Foreign currency	2.23	2.27	1.49

Total	4.27%	3.82%	4.47%

(1) Net interest earned is defined as interest revenue earned less interest expense incurred.

(2) Net interest margin, nominal basis is defined as net interest earned divided by average interest earning assets.

Changes in Net Interest Revenue—Volume and Rate Analysis

The following tables compares, by currency of denomination, changes in our net interest revenue between 2001 and 2002 and between 2000 and 2001 caused by (1) changes in the average volume of interest earning assets and interest bearing liabilities and (2) changes in their respective nominal interest rates. Volume and rate variances have been calculated based on movements in average balances over the period and changes in nominal interest rate, average interest earning assets and average interest bearing liabilities. The net change attributable to changes in both volume and rate has been allocated proportionately to the change in volume and the change in rate.

	Increase (Decrease) from 2000 to 2001 due to changes in				Net change from 2000 to 2001		Increase (Decrease) from 2001 to 2002 due to changes in				Net change from 2001 to 2002
	Volume		Rate				Volume		Rate
	(in millions of constant Ch$ as of December 31, 2002)
Assets

Interest earning assets

Interbank deposits
Ch$	Ch$	(386)	Ch$	276	Ch$	(110)	Ch$	615	Ch$	(360)	Ch$	255
UF		—		—		—		—		—		—
Foreign currency		1,591		(2,236)		(645)		2,423		(4,903)		(2,480)

Total		1,205		(1,960)		(755)		3,038		(5,263)		(2,225)

Financial investments
Ch$		17,133		(21,223)		(4,090)		27,487		5,957		33,444
UF		20,128		(21,575)		(1,447)		6,569		(10,773)		(4,204)
Foreign currency		3,505		(4,074)		(569)		(3,845)		(4,758)		(8,603)

Total		40,766		(46,872)		(6,106)		30,211		(9,574)		20,637

Commercial loans
Ch$		13,172		(20,805)		(7,633)		77,169		(24,866)		52,303
UF		12,400		(35,787)		(23,387)		36,351		(23,157)		13,194
Foreign currency		(2,276)		(2,276)		(4,552)		5,236		(10,727)		(5,491)

Total		23,296		(58,868)		(35,572)		118,756		(58,750)		60,006

Consumer loans
Ch$		3,698		(1,888)		1,810		41,599		(3,912)		37,687
UF		(296)		(350)		(646)		1,026		(347)		679
Foreign currency		—		—		—		—		—		—

Total		3,402		(2,238)		1,164		42,625		(4,259)		38,366

Interbank loans
Ch$		2,472		(1,259)		1,213		92		(458)		(366)
UF		—		—		—		—		—		—
Foreign currency		(475)		(336)		(811)		19		(1,479)		(1,460)

Total		1,997		(1,595)		402		111		(1,937)		(1,826)

Leasing contracts
Ch$		27		(22)		5		(45)		(22)		(67)
UF		(1,841)		(3,605)		(5,446)		7,015		(1,115)		5,900
Foreign currency		1,544		1,893		3,437		2,502		(4,744)		(2,242)

Total		(270)		(1,734)		(2,004)		9,472		(5,881)		3,591

Foreign trade loans
Ch$		—		—		—		—		278		278
UF		—		—		—		—		65		65
Foreign currency		472		(2,499)		(2,027)		1,970		(4,141)		(2,171)

Total		472		(2,499)		(2,027)		1,970		(3,798)		(1,828)

Mortgage loans
Ch$		—		—		—		—		—		—
UF		3,763		(10,703)		(6,940)		46,010		(2,801)		43,209
Foreign currency		—		—		—		—		—		—

Total		3,763		(10,703)		(6,940)		46,010		(2,801)		43,209

Contingent loans
Ch$		828		(2,026)		(1,198)		460		(1,753)		(1,293)
UF		(154)		68		(86)		756		(360)		396
Foreign currency		49		(40)		9		26		(82)		(56)

Total		723		(1,998)		(1,275)		1,242		(2,195)		(953)

Past due loans
Ch$		—		—		—		—		—		—
UF		9		269		278		212		(496)		(284)
Foreign currency		—		—		—		—		—		—

Total		9		269		278		212		(496)		(284)

Total interest earning assets
Ch$		36,944		(46,947)		(10,003)		147,377		(25,136)		122,241
UF		34,009		(71,683)		(37,674)		97,939		(38,984)		58,955
Foreign currency		4,410		(9,568)		(5,158)		8,331		(30,834)		(22,503)

Total	Ch$	75,363	Ch$	(128,198)	Ch$	(52,835)	Ch$	253,647	Ch$	(94,954)	Ch$	158,693

	Increase (Decrease) from 2000 to 2001 due to changes in				Net change from 2000 to 2001		Increase (Decrease) from 2001 to 2002 due to changes in				Net change from 2001 to 2002
	Volume		Rate				Volume		Rate
	(in millions of constant Ch$ as of December 31, 2002)
Liabilities

Interest bearing liabilities

Interest bearing demand deposits
Ch$		—		—		—		—		—		—
UF		—		—		—		—		—		—
Foreign currency		—		—		—		—		—		—

Total		—		—		—		—		—		—

Savings accounts
Ch$		—		—		—		—		—		—
UF	Ch$	926	Ch$	(2,362)	Ch$	(1,436)	Ch$	3,585	Ch$	(2,421)	Ch$	1,164
Foreign currency		617		(1,943)		(1,326)		1,561		(2,800)		(1,239)

Total		1,543		(4,305)		(2,762)		5,146		(5,221)		(75)

Time deposits
Ch$		8,922		(24,404)		(15,482)		56,163		(25,084)		31,079
UF		21,200		(35,940)		(14,740)		(23,715)		(30,440)		(54,155)
Foreign currency		2,509		(4,710)		(2,201)		4,113		(10,313)		(6,200)

Total		32,631		(65,054)		(32,423)		36,561		(65,837)		(29,276)

Central Bank borrowings
Ch$		1,665		(69)		1,596		1,103		(737)		366
UF		(27)		(46)		(73)		56		(96)		(40)
Foreign currency		—		—		—		—		—		—

Total		1,638		(115)		1,523		1,159		(833)		326

Repurchase agreements
Ch$		1,315		(5,587)		(4,272)		4,145		(4,047)		98
UF		(687)		(483)		(1,170)		(200)		(276)		(476)
Foreign currency		499		(1,372)		(873)		2,462		(3,214)		(752)

Total		1,127		(7,442)		(6,315)		6,407		(7,537)		(1,130)

Mortgage finance bonds
Ch$		—		—		—		—		—		—
UF		4,402		(12,084)		(7,682)		41,873		998		42,871
Foreign currency		—		—		—		—		—		—

Total		4,402		(12,084)		(7,682)		41,873		998		42,871

Other interest bearing liabilities
Ch$		(4,678)		(1,487)		(6,165)		3,949		(8,827)		(4,878)
UF		3,642		(2,177)		1,465		13,161		(1,007)		12,154
Foreign currency		(1,251)		(2,654)		(3,905)		7		(7,598)		(7,591)

Total		(2,287)		(6,318)		(8,605)		17,117		(17,432)		(315)

Total interest bearing liabilities
Ch$		7,224		(31,547)		(24,323)		65,360		(38,695)		26,665
UF		29,456		(53,092)		(23,636)		34,760		(33,242)		1,518
Foreign currency		2,374		(10,679)		(8,305)		8,143		(23,925)		(15,782)

Total	Ch$	39,054	Ch$	(95,318)	Ch$	(56,264)	Ch$	108,263	Ch$	(95,862)	Ch$	12,401

Investment Portfolio

The following table sets forth our investment in Chilean government and corporate securities and certain other financial investments as of December 31, 2000, 2001 and 2002. Financial investments traded on a secondary market are shown adjusted to market value, following specific instructions from the Chilean Superintendency of Banks. These instructions provide for the recognition of such adjustments against income except in the case of a permanent portfolio, where an equity account, “Unrealized gains (losses) on permanent financial investments,” may be directly adjusted, subject to certain restrictions.

	December 31,						Weighted Average Nominal Rate
	2000		2001		2002		at December 31, 2002
	(in millions of constant Ch$ as of December 31, 2002, except for rate data)
Central Bank and Government Securities
Marketable debt securities	Ch$	283,075	Ch$	541,803	Ch$	593,136	2.85
Marketable debt securities with limited secondary market		393,794		396,903		270,739	3.50
Chilean government securities		1,986		26,948		5,476	5.74
Investments purchased under agreements to resell		10,324		30,512		32,177	4.05
Investments collateral under agreements to repurchase		91,297		79,033		195,033	3.42

Subtotal		780,476		1,075,199		1,096,561	3.16

Corporate Securities and Other Financial Investments
Investments in Chilean financial institutions		4,868		6,428		45,044	4.50
Mortgage finance bonds issued by us		77,704		142,763		—	—
Foreign government notes		67,925		254,216		188,948	2.77
Investments in foreign countries		440,683		126,511		139,277	6.24
Other financial investments		10,959		28,588		47,646	6.14
Investments collateral under agreements to repurchase		45,177		65,501		81,424	4.72

Subtotal		647,316		624,007		502,339	4.52

Total	Ch$	1,427,792	Ch$	1,699,206	Ch$	1,598,900	3.59

At December 31, 2002, financial instruments issued by the Central Bank were the only financial instruments we held whose aggregate book value exceeded 10% of our shareholders’ equity. These financial instruments are accounted for in the audited consolidated financial statements at market value. See note 1 to our audited consolidated financial statements. The value of such investments at December 31, 2002 is as follows:

Issuer	Carrying Value		Market Value
	(in millions of constant Ch$ as of December 31, 2002)
Central Bank	Ch$	1,058,908	Ch$	1,058,908

The following table sets forth an analysis of our investments at December 31, 2002, by time remaining to maturity and the weighted average nominal rates of such investments:

	Within one year		Rate	After one year but within five years		Rate	After five years		Rate	Total		Rate
	(in millions of constant Ch$ as of December 31, 2002, except for rate data)
Central Bank and Government Securities
Marketable debt securities	Ch$	367,960	2.64%	Ch$	223,867	3.18%	Ch$	1,309	4.70%	Ch$	593,136	2.85%
Marketable debt securities with limited secondary market		270,739	3.50		—	—		—	—		270,739	3.50
Chilean government securities		207	4.19		369	2.82		4,900	6.03		5,476	5.74
Investments purchased under agreements to resell		32,177	4.05		—	—		—	—		32,177	4.05
Investments collateral under agreements to repurchase		61,112	4.33		130,611	2.92		3,310	6.17		195,033	3.42

Subtotal		732,195	3.16		354,847	3.09		9,519	5.90		1,096,561	3.16

Corporate Securities and Other Financial Investments
Investments in Chilean financial institutions		26,573	3.64		8,144	5.03		10,327	6.32		45,044	4.50
Mortgage finance bonds issued by us		149,185	1.30		37,059	8.38		2,704	7.23		188,948	2.77
Foreign government notes		40,566	7.33		96,199	5.81		2,512	5.20		139,277	6.24
Other financial investments		19,559	5.08		11,431	6.21		16,656	7.34		47,646	6.14
Investments collateral under agreements to repurchase		48,559	3.71		27,101	6.21		5,764	6.17		81,424	4.72

Subtotal		284,442	3.05		179,934	6.39		37,963	6.74		502,339	4.52

Total	Ch$	1,016,637	3.13%	Ch$	534,781	4.20%	Ch$	47,482	6.57%	Ch$	1,598,900	3.59%

The following table sets forth an analysis under U.S. GAAP of investments and deposits held to maturity by type:

	As of December 31,
	2000					2001						2002
Instruments	Carrying Value		Unrealized Gains (Losses)	Estimated Fair Value		Carrying Value		Unrealized Gains (Losses)		Estimated Fair Value		Carrying Value		Unrealized Gains (Losses)		Estimated Fair Value
	(in millions of constant Ch$ as of December 31, 2002)
Foreign private sector debt securities		—	—		—	Ch$	8,107		—	Ch$	8,107		—		—		—
Foreign financial institutions debt securities		—	—		—		1,842	Ch$	38		1,880		—		—		—
U.S. government debt securities		—	—		—		37,026		72		37,098	Ch$	39,060	Ch$	5	Ch$	39,065
Chilean government securities	Ch$	4,962	—	Ch$	4,962		408,917		(7,407)		401,510		274,757		5		274,762

Total	Ch$	4,962	—	Ch$	4,962	Ch$	455,892	Ch$	(7,297)	Ch$	448,595	Ch$	313,817	Ch$	10	Ch$	313,827

Loan Portfolio

The following table analyzes our loans by type of loan and risk classification. All loan amounts stated below are before deduction of allowances for loan losses. Total loans reflect our loan portfolio, including past due principal amounts.

	December 31,
	1998		1999		2000		2001		2002
	(in millions of constant Ch$ as of December 31, 2002)
Commercial loans:
General commercial loans	Ch$	1,604,214	Ch$	1,580,208	Ch$	1,689,353	Ch$	1,667,520	Ch$	2,517,319
Foreign trade loans		372,487		396,074		390,783		388,439		611,671
Interbank loans		44,634		18,971		28,772		24,453		54,818
Leasing contracts		268,850		197,663		178,663		172,172		249,093
Other outstanding loans		212,424		282,612		364,073		329,771		601,880

Subtotal commercial loans		2,502,609		2,475,528		2,651,644		2,582,355		4,034,781

Mortgage loans:
Residential		321,271		343,221		376,727		428,630		580,767
Commercial		409,660		414,744		418,848		403,551		606,504

Subtotal mortgage loans		730,931		757,965		795,575		832,181		1,187,271

Consumer loans		200,003		190,863		201,106		214,480		412,757

Past due loans:
Commercial loans		25,877		32,040		45,470		39,179		129,141
Residential mortgage loans		1,692		3,479		4,653		6,491		10,245
Consumer loans		2,425		2,761		3,010		2,813		4,549
Leasing contracts		—		3,340		778		453		1,002

Subtotal past due loans		29,994		41,620		53,911		48,936		144,937

Contingent loans		313,404		277,814		266,743		296,633		381,767

Total loans	Ch$	3,776,941	Ch$	3,743,790	Ch$	3,968,979	Ch$	3,974,585	Ch$	6,161,513

The loan categories are as follows:

Commercial loans are long-term and short-term loans made in Chilean pesos, on an adjustable or fixed rate basis, to finance working capital or investments.

Consumer loans are loans to individuals, made in Chilean pesos, generally on a fixed rate basis, to finance the purchase of consumer goods or to pay for services. They also include credit card balances subject to interest charges.

Mortgage loans are inflation-indexed, fixed rate, long-term loans with monthly payments of principal and interest secured by a real property mortgage. Mortgage loans are financed in one of two ways, as traditional mortgage loans that are financed by mortgage finance bonds; or as flexible mortgages that are financed by our own funds. At present, the amount of a mortgage loan cannot be more than 75% of the value of the mortgaged property if it is financed by mortgage finance bonds and 80% of the value of the mortgaged property in the case of flexible mortgages.

Foreign trade loans are fixed rate, short-term loans made in foreign currencies (principally U.S. dollars) to finance imports and exports.

Interbank loans are fixed rate, short-term loans to financial institutions that operate in Chile.

Leasing contracts are agreements for the financial leasing of capital equipment and other property.

Other outstanding loans include lines of credit, bills of exchange and mortgage loans which are financed by our general borrowings.

Past due loans are loans that are overdue as to any payment of principal or interest by 90 days or more.

Contingent loans consist of guarantees granted by us in Chilean pesos, UF and foreign currencies, principally U.S. dollars, as well as open and unused letters of credit. Unlike U.S. GAAP, Chilean GAAP requires such loans to be included on a bank’s balance sheet. See note 28 to our consolidated audited financial statements.

Any collateral provided generally consists of a mortgage on real estate, a pledge of marketable securities, a letter of credit or cash. The existence and amount of collateral varies from loan to loan.

Maturity and Interest Rate Sensitivity of Loans as of December 31, 2002

The following table sets forth an analysis by type and time remaining to maturity of our loans at December 31, 2002:

	Balance as of December 31, 2002		Due within 1 month		Due after 1 month but within 6 months		Due after 6 months but within 12 months		Due after 1 year but within 3 years		Due after 3 years but within 5 years		Due after 5 years
	(in millions of constant Ch$ as of December 31, 2002)
Commercial loans	Ch$	2,517,319	Ch$	566,821	Ch$	707,761	Ch$	348,528	Ch$	492,268	Ch$	203,232	Ch$	198,709
Consumer loans		412,757		78,824		70,802		69,846		158,448		28,099		6,738
Mortgage loans		1,187,271		12,170		42,273		51,627		204,473		199,495		677,233
Foreign trade loans		611,671		143,813		371,513		58,693		29,701		6,519		1,432
Interbank loans		54,818		18,795		32,222		1,425		2,376		—		—
Leasing contracts		249,093		19,695		11,524		26,831		78,329		41,821		70,893
Other outstanding loans		601,880		266,696		39,335		6,963		26,826		30,753		231,307
Past due loans		144,937		144,937		—		—		—		—		—

Subtotal		5,779,746		1,251,751		1,275,430		563,913		992,421		509,919		1,186,312
Contingent loans		381,767		74,830		156,629		64,286		70,904		13,625		1,493

Total loans	Ch$	6,161,513	Ch$	1,326,581	Ch$	1,432,059	Ch$	628,199	Ch$	1,063,325	Ch$	523,544	Ch$	1,187,805

The following table presents the interest rate sensitivity of our outstanding loans due after one year as of December 31, 2002, not including contingent loans:

	As of December 31, 2002
	(in millions of constant Ch$ as of December 31, 2002)
Variable rate
Ch$	Ch$	5,454
UF		497,773
Foreign currency		162,025

Total		665,252
Fixed rate
Ch$		302,884
UF		1,678,057
Foreign currency		42,459

Total		2,023,400

Total	Ch$	2,688,652

Loans by Economic Activity

The following table sets forth at the dates indicated an analysis of our loan portfolio based on the borrower’s principal economic activity. Loans to individuals for business purposes are allocated to their respective economic activity. The table does not reflect outstanding contingent loans.

	As of December 31,
	2000			2001			2002
	Loan Portfolio		% of loan Portfolio	Loan Portfolio		% of loan Portfolio	Loan Portfolio		% of loan Portfolio
	(in millions of constant Ch$ as of December 31, 2002, except for percentages)
Agriculture, Livestock, Forestry, Agribusiness, Fishing
Agriculture and livestock	Ch$	165,512	4.47%	Ch$	164,044	4.46%	Ch$	196,341	3.40%
Fruit		146,592	3.96		140,844	3.83		164,669	2.85
Forestry and wood extraction		26,686	0.72		26,404	0.72		30,550	0.53
Fishing		106,389	2.87		90,258	2.45		95,253	1.65

Subtotal		445,179	12.02		421,550	11.46		486,813	8.43

Mining and Petroleum
Mining and quarries		66,744	1.80		46,448	1.26		93,133	1.61
Natural gas and crude oil extraction		12,670	0.35		14,589	0.40		38,097	0.66

Subtotal		79,414	2.15		61,037	1.66		131,230	2.27

Manufacturing
Tobacco, food and beverages		107,908	2.91		126,422	3.44		163,683	2.83
Textiles, clothing and leather goods		51,871	1.40		49,739	1.35		68,883	1.19
Wood and wood products		48,927	1.32		37,984	1.03		52,104	0.90
Paper, printing and publishing		21,998	0.59		12,290	0.33		19,969	0.35
Oil refining, carbon and rubber		66,185	1.79		58,217	1.58		60,963	1.05
Production of basic metal, non-mineral, machine and equipment		148,963	4.02		148,883	4.05		153,879	2.66
Other manufacturing industries		44,662	1.22		27,879	0.76		71,369	1.23

Subtotal		490,514	13.25		461,414	12.54		590,850	10.21

Electricity, Gas and Water
Electricity, gas and water		78,952	2.13		53,470	1.45		76,455	1.32

Subtotal		78,952	2.13		53,470	1.45		76,455	1.32

Construction
Residential buildings		83,644	2.26		91,182	2.48		149,439	2.59
Other constructions		189,916	5.13		199,409	5.42		249,025	4.31

Subtotal		273,560	7.39		290,591	7.90		398,464	6.90

Commerce
Wholesale		107,914	2.91		105,290	2.86		259,241	4.49
Retail, restaurants and hotels		343,882	9.29		336,747	9.16		425,389	7.36

Subtotal		451,796	12.20		442,037	12.02		684,630	11.85

Transport, Storage and Communications
Transport and storage		109,556	2.96		98,873	2.69		112,224	1.94
Communications		29,844	0.81		27,841	0.76		26,646	0.46

Subtotal		139,400	3.77		126,714	3.45		138,870	2.40

Financial Services
Financial insurance and companies		291,150	7.87		334,720	9.10		608,965	10.53
Real estate and other financial services		407,316	11.00		363,413	9.88		527,021	9.12

Subtotal		698,466	18.87		698,133	18.98		1,135,986	19.65

Community, Social and Personal Services
Community, social and personal services		71,352	1.93		87,857	2.39		292,969	5.07

Subtotal		71,352	1.93		87,857	2.39		292,969	5.07

Consumer Loans		345,221	9.32		360,284	9.80		807,262	13.97
Residential Mortgage Loans		628,382	16.97		674,865	18.35		1,036,217	17.93

Total	Ch$	3,702,236	100.00%	Ch$	3,677,952	100.00%	Ch$	5,779,746	100.00%

Foreign Country Outstanding Loans

Our cross-border outstanding loans are principally trade-related. These loans include loans to foreign financial institutions and foreign corporations, some of which are guaranteed by their Chilean parent company. The table below lists the total amounts outstanding to borrowers in certain foreign countries at the end of the last three years, and thus does not include foreign trade-related loans to domestic borrowers.

	As of December 31,
	2000		2001		2002
	(in millions of constant Ch$ as of December 31, 2002)
Albania		—	Ch$	16	Ch$	35
Argentina	Ch$	72,530		37,493		29,782
Australia		142		4		—
Austria		—		869		46
Bahamas		1,888		—		—
Belgium		2,956		159		430
Bolivia		828		856		177
Brazil		30,949		36,225		53,093
British West Indies		20,321		28,063		26,773
Canada		22,537		159		954
Central America & Caribbean		4,366		—		—
China		—		—		7,552
Colombia		8,214		4,076		6,340
Denmark		—		—		69
Ecuador		61		68		85
El Salvador		3,626		5,477		48
Finland		179		210		255
France		1,431		2,106		15,434
Germany		277		42		837
Holland		146		47		1,194
Hong Kong		—		255		221
India		—		176		540
Israel		337		16		12
Italy		44		—		533
Japan		1,283		3,023		2,155
Korea		—		32		3,188
Kuwait		—		—		18
Mexico		12,109		34,933		48,118
Norway		24		—		—
Panama		5,428		10,427		12,449
Paraguay		158		54		—
Peru		24,653		19,034		19,722
Singapore		—		57		4,294
South Africa		45		18		255
South Korea		45		541		543
Spain		2,290		306		4,756
Switzerland		641		423		268
Sweden		252		380		1,535
Taiwan		—		—		510
United Arab Emirates		—		27		210
United Kingdom		1,917		939		6,748
United States		27,289		21,965		27,791
Uruguay		96		101		2
Venezuela		—		3,449		—
Yugoslavia		—		—		155

Total	Ch$	247,062	Ch$	212,026	Ch$	277,127

We also maintain deposits abroad, as needed to conduct our foreign trade transactions and manage liquidity. The table below lists the largest amounts of foreign deposits by country at the end of the past three years:

	December 31,
	2000		2001		2002
	(in millions of constant Ch$ as of December 31, 2002)
Australia	Ch$	12	Ch$	19	Ch$	40
Austria		31		30		41
Belgium		174		112		72
Canada		101		149		264
China		175		197		—
Denmark		199		52		662
Finland		—		40		13
France		311		414		70
Germany		2,596		1,666		2,367
Italy		630		382		863
Japan		1,133		323		328
Netherlands		249		110		88
Norway		50		15		42
Panama		3		—		—
Spain		398		422		79
Sweden		202		99		119
Switzerland		137		295		228
United Kingdom		269		337		365
United States		60,828		82,753		86,732

Total	Ch$	67,498	Ch$	87,415	Ch$	92,373

The table below sets forth certain information about our outstanding loans to Argentina (in millions of constant Ch$ as of December 31, 2002):

Aggregate outstanding loans at January 1, 2002	Ch$	37,493
Net change in short-term outstanding loans		(365)
Interest income accrued		563
Collections of principal		(7,519)
Collections of accrued interest		(390)

Aggregate outstandings at December 31, 2002	Ch$	29,782

As is described in “Item 3. Key Information—Risk Factors,” Argentina is experiencing an economic crisis, which may result in difficulties in certain loan repayments. Of our Ch$29,782 million in loans outstanding related to Argentina as of December 31, 2002, Ch$22,791 million were covered by guarantees, as is our policy. The majority of these guarantees (53.2%) are held within Chile and are generally of a fixed asset nature.

Credit Review Process

Our credit review system requires that two or more loan officers approve any loan to our customers, and that at least one of the loan officers have sufficient authority to cover our total risk exposure with respect to that customer.

The evaluation of total customer credit risk takes into account the direct risk outstanding and the added risk involved in the proposed transaction, the indirect risks associated with guarantees or security given by the customer, and the risk associated with other entities or individuals who have a direct or indirect affiliation with the customer, including in each case outstanding principal (adjusted for inflation), interest and the balance of any unused lines of credit and other credit transactions approved but not completed.

Transactions in which the total customer credit risk is more than UF150,000 (approximately Ch$2,500 million) require the approval of a credit committee which includes three directors and our Chief Executive Officer. Transactions in which the total customer credit risk is equal to or less than UF150,000 may be approved by other executives, depending on the amount involved, as follows:

Limit in UF
Credit committee including members of the board of directors	up to legal limits
Chief executive officer	up to UF 150,000
Senior credit risk officer	up to UF 125,000
Executive credit risk officers	up to UF 100,000
Other credit risk officers	up to UF 60,000
Executive vice president of corporate banking	up to UF 50,000
Other department heads	up to UF 15,000
Other officers	under UF 10,000

In addition to reviewing the credit limit, the business area extending the credit must review the terms of the loan, the interest rate and any security to be obtained.

To evaluate a customer’s credit risk, our commercial executives use various computerized data bases that provide information such as the customer’s profile, indebtedness to us, financial statements, monthly sales information, profitability reports, indebtedness to other Chilean financial institutions and payment history with other creditors. For this purpose, the Chilean Superintendency of Banks makes information regarding a customer’s indebtedness within the financial system available to banks. For individual customers, scoring and other automated systems are used to determine the customer’s profile and payment capacity in terms of income, education, family obligations, other financial obligations and other factors.

Our credit process is based on credit policies approved by our board of directors and procedures established by the credit committee. The credit risk management area is responsible for evaluating for us in the aggregate the risk presented by our current or potential customers. We also rely upon the collective efforts of our professional analysts who conduct reviews at the request of any of our commercial divisions and senior management. These reports analyze the amount of a credit, its use, its term, the customer’s financial situation, the customer’s profile and the market in which the customer operates. These reports are prepared in four different formats: in-depth, summary, follow-up and project analysis. The risk control division reviews periodically the quality of our loans, including the related loan classifications. This division has a team of inspectors who audit on an ongoing basis the compliance with the credit review process by the commercial executives who are involved in the credit analysis process, the various categories of risk assigned to customers, the reports on past due loans and our evaluation of debtors.

Classification of Loan Portfolio

Chilean banks are required to classify their outstanding exposures on an ongoing basis for the purpose of determining the amount of allowance for loan losses. The Chilean Superintendency of Banks establishes the guidelines used by banks for such classifications, although banks are given some latitude in devising more stringent classification systems within such guidelines. The Chilean Superintendency of Banks regularly examines and evaluates each financial institution’s credit management process, including its compliance with the loan classification guidelines, and on that basis classifies banks and other financial institutions into three categories. Category I is reserved for institutions that fully comply with the loan classification guidelines. Institutions are rated in Category II if their loan classification system reveals deficiencies that must be corrected by the bank’s management. Lastly, Category III indicates significant deviations from the Chilean Superintendency of Banks guidelines that clearly reflect inadequacies in the evaluation of the risk and estimated losses associated with loans. We have been classified in Category I since December 1991, when the classification system established by the Chilean Superintendency of Banks became applicable to us.

For purposes of classification, loans are divided into consumer loans, residential mortgage loans and commercial loans, which for these classification purposes include all loans other than consumer loans and residential mortgage loans. In the case of commercial loans, the classification is based on the estimated losses on all loans outstanding to the borrower, as determined by the bank. In the case of consumer and residential mortgage loans, the extent to which payments are overdue determines the classification. Commercial and consumer loans are rated A, B, B-, C or D, while residential mortgage loans are rated only A, B or B-. Our total exposure to each of our customers and the classification of their loans are continuously reviewed by our commercial officers and by the risk control division. The provisions required for each category of loans, which are established by the Chilean Superintendency of Banks, are as follows:

	Commercial loans range of estimated losses		Consumer loans past due status(1)		Residential mortgage loans past due status(1)		Provisions as a percentage of aggregate exposure
Category	From	To	From	To	From	To
			(Days)		(Days)
A	—	—	—	—	—	—	—
B	1%	5%	1	30	1	180	1%
B-	5	39	31	60	181	>181	20
C	40	79	61	120	—	—	60
D	80%	100%	121	>121	—	—	90%

(1)	In addition, we have to maintain additional provisions for consumer and residential mortgage loans, including renegotiated loans.

The loan classification guidelines of the Chilean Superintendency of Banks applicable to commercial loans require that we classify the greater of:

•	the commercial loans outstanding to our 400 largest debtors; or

•	the commercial loans outstanding to our largest debtors, aggregating 75% of the total amount of loans included in our commercial loan portfolio.

These guidelines also require that we classify 100% of our residential mortgage and consumer loans. For these purposes, the loan amount includes outstanding principal, whether or not past due, and accrued and unpaid interest.

According to our internal credit policies, we classify our loans using the aforementioned guidelines. The criteria for determining the range of estimated losses for purposes of the classification of commercial loans are as follows:

Category “A”:	A borrower’s loans are category “A” if there exists no doubt as to the borrower’s ability to repay the loans in a timely manner, except to the extent reflected in the loan’s original terms, including all interest due, and the revenues generated from the business of the borrower are sufficient to service the debt. If the borrower’s business does not generate the revenues needed for debt service, or if repayment depends on revenues generated by another entity, its loans will not be included in this category, even if fully secured.

Category “B”:	This category includes loans outstanding to borrowers who have shown some degree of non-compliance with their obligations under the original conditions of their loans, but whose past financial records and market history indicate that such non-compliance should be temporary and, in any case, will not significantly affect the terms for repayment. This category also includes loans to customers involved in economic activities that represent a higher risk for us. Category “B” is also the highest category for loans outstanding to borrowers whose source of repayment depends on revenues generated by another entity, and loans outstanding to borrowers whose business does not generate the revenues needed for debt service, but only if the loans are fully secured.

Category “B-”:	Loans included in this category are principally loans outstanding to borrowers who are experiencing financial difficulties and whose operational revenues or liquid assets are insufficient to service the loans and where the security for the loan would cover 61% to 95% of the outstanding amount. Also included in this category are loans outstanding to borrowers whose financial history is insufficient or difficult to establish. Loans bearing interest rates that, due to our cost of funds, generate a financial loss of between 5% and 39% of the outstanding amount are also included in this category. Our internal guidelines prohibit us from categorizing as better than B- any loan to a customer for which the loan is currently subject to legal collection proceedings even if the customer’s loan is more than fully secured.

Category “C”:	This category includes loans outstanding to borrowers who are experiencing serious financial difficulties and whose operational revenues or liquid assets are insufficient to service the loans and where the security for the loan would cover 21% to 60% of the outstanding amount. Loans bearing interest rates that, due to our cost of funds, generate a financial loss of between 40% and 79% of the outstanding amount are also included in this category. We expect to suffer some degree of loss with respect to loans to borrowers in this category.

Category “D”:	This category includes loans outstanding to borrowers for which the estimated recovery amount on all loans is 20% or less. A charge-off of most of these outstanding loans is expected.

Analysis of Our Loan Classification

The following tables provide statistical data regarding the classification of our loans at the end of each of the last five years. As discussed above, our risk analysis system requires that loans to all customers be evaluated and classified, including past due and contingent loans:

	As of December 31, 1998
Category	Commercial Loans		Consumer Loans		Residential Mortgage Loans		Total Loans		Percentage of Evaluated Loans
	(in millions of constant Ch$ as of December 31, 2002)
A	Ch$	1,549,691	Ch$	171,911	Ch$	361,490	Ch$	2,083,092	55.84%
B		1,466,454		16,336		26,494		1,509,284	40.46
B-		95,295		5,595		2,088		102,978	2.76
C		21,756		4,918		—		26,674	0.72
D		4,415		3,666		—		8,081	0.22

Total evaluated loans	Ch$	3,137,611	Ch$	202,426	Ch$	390,072	Ch$	3,730,109	100.00%

Total loans	Ch$	3,184,443	Ch$	202,426	Ch$	390,072	Ch$	3,776,941

Percentage evaluated		98.53%		100.00%		100.00%		98.76%

	As of December 31, 1999
Category	Commercial Loans		Consumer Loans		Residential Mortgage Loans		Total Loans		Percentage of Evaluated Loans
	(in millions of constant Ch$ as of December 31, 2002)
A	Ch$	1,324,802	Ch$	168,118	Ch$	427,836	Ch$	1,920,756	51.79%
B		1,527,867		12,414		33,078		1,573,359	42.42
B-		172,369		4,677		3,768		180,814	4.87
C		20,276		4,988		—		25,264	0.68
D		5,559		3,429		—		8,988	0.24

Total evaluated loans	Ch$	3,050,873	Ch$	193,626	Ch$	464,682	Ch$	3,709,181	100.00%

Total loans	Ch$	3,085,482	Ch$	193,626	Ch$	464,682	Ch$	3,743,790

Percentage evaluated		98.88%		100.00%		100.00%		99.08%

	As of December 31, 2000
Category	Commercial Loans		Consumer Loans		Residential Mortgage Loans		Total Loans		Percentage of Evaluated Loans
	(in millions of constant Ch$ as of December 31, 2002)
A	Ch$	1,466,429	Ch$	177,180	Ch$	477,470	Ch$	2,121,079	53.98%
B		1,527,248		15,266		37,280		1,579,794	40.21
B-		180,461		5,033		6,592		192,086	4.89
C		22,589		3,919		—		26,508	0.67
D		7,026		2,719		—		9,745	0.25

Total evaluated loans	Ch$	3,203,753	Ch$	204,117	Ch$	521,342	Ch$	3,929,212	100.00%

Total loans	Ch$	3,243,520	Ch$	204,117	Ch$	521,342	Ch$	3,968,979

Percentage evaluated		98.77%		100.00%		100.00%		99.00%

	As of December 31, 2001
Category	Commercial Loans		Consumer Loans		Residential Mortgage Loans		Total Loans		Percentage of Evaluated Loans
	(in millions of constant Ch$ as of December 31, 2002)
A	Ch$	1,337,916	Ch$	188,104	Ch$	521,656	Ch$	2,047,676	52.10%
B		1,574,696		17,043		40,707		1,632,446	41.54
B-		171,384		5,769		7,151		184,304	4.69
C		52,377		3,812		—		56,189	1.43
D		6,738		2,565		—		9,303	0.24

Total evaluated loans	Ch$	3,143,111	Ch$	217,293	Ch$	569,514	Ch$	3,929,918	100.00%

Total loans	Ch$	3,187,778	Ch$	217,293	Ch$	569,514	Ch$	3,974,585

Percentage evaluated		98.60%		100.00%		100.00%		98.88%

	As of December 31, 2002
Category	Commercial Loans		Consumer Loans		Residential Mortgage Loans		Total Loans		Percentage of Evaluated Loans
	(in millions of constant Ch$ as of December 31, 2002)
A	Ch$	2,211,843	Ch$	354,147	Ch$	775,680	Ch$	3,341,670	54.69%
B		2,255,615		38,746		62,943		2,357,304	38.57
B-		217,243		9,411		19,538		246,192	4.03
C		120,237		8,081		—		128,318	2.10
D		30,596		6,921		—		37,517	0.61

Total evaluated loans	Ch$	4,835,534	Ch$	417,306	Ch$	858,161	Ch$	6,111,001	100.00%

Total loans	Ch$	4,886,046	Ch$	417,306	Ch$	858,161	Ch$	6,161,513

Percentage evaluated		98.97%		100.00%		100.00%		99.18%

Classification of Loan Portfolio Based on the Borrower’s Payment Performance

Interest and indexation readjustments from overdue loans are only recognized when and to the extent effectively received. Overdue loans are classified in groups of one to 29 days overdue, 30 to 89 days overdue, and 90 or more days overdue. This last group is referred to as “past due loans.” Past due loans must be covered by individual allowances for loan losses equivalent to 100% of any unsecured portion thereof, but only if, and to the extent that, the aggregate of all allowances for loan losses exceeds the global allowance for loan losses. See ”—Allowances for Loan Losses—Individual Allowances for Loan Losses.”

The following table sets forth as of December 31 of each of the last five years the amounts that are current as to payments of principal and interest and the amounts that are overdue:

	Domestic Loans
	As of December 31,
	1998		1999		2000		2001		2002
	(in millions of constant Ch$ as of December 31, 2002)
Current	Ch$	3,438,921	Ch$	3,451,410	Ch$	3,655,242	Ch$	3,690,885	Ch$	5,693,162
Overdue 1-29 days		25,090		26,038		12,837		17,159		26,217
Overdue 30-89 days		13,998		12,169		10,095		6,501		22,236
Overdue 90 days or more (“past due”)		29,994		41,620		43,743		48,014		142,771

Total loans	Ch$	3,508,003	Ch$	3,531,237	Ch$	3,721,917	Ch$	3,762,559	Ch$	5,884,386

	Foreign Loans
	As of December 31,
	1998		1999		2000		2001		2002
	(in millions of constant Ch$ as of December 31, 2002)
Current	Ch$	268,938	Ch$	212,553	Ch$	236,894	Ch$	210,708	Ch$	274,961
Overdue 1-29 days		—		—		—		350		—
Overdue 30-89 days		—		—		—		46		—
Overdue 90 days or more (“past due”)		—		—		10,168		922		2,166

Total loans	Ch$	268,938	Ch$	212,553	Ch$	247,062	Ch$	212,026	Ch$	277,127

	Total Loans
	As of December 31,
	1998		1999		2000		2001		2002
	(in millions of constant Ch$ as of December 31, 2002)
Current	Ch$	3,707,859	Ch$	3,663,963	Ch$	3,892,136	Ch$	3,901,593	Ch$	5,968,123
Overdue 1-29 days		25,090		26,038		12,837		17,509		26,217
Overdue 30-89 days		13,998		12,169		10,095		6,547		22,236
Overdue 90 days or more (“past due”)		29,994		41,620		53,911		48,936		144,937

Total loans	Ch$	3,776,941	Ch$	3,743,790	Ch$	3,968,979	Ch$	3,974,585	Ch$	6,161,513

Overdue loans expressed as a percentage of total loans		1.83%		2.13%		1.94%		1.84%		3.14%
Past due loans as a percentage of total loans		0.79%		1.11%		1.36%		1.23%		2.35%

We suspend the accrual of interest on any loan when it is determined to be a loss or when it becomes past due. The amount of interest that would have been recorded on overdue loans if they had been accruing interest was Ch$4,642 million for the year ended December 31, 2002.

Loans included in the previous table which have been restructured and as a result bear no interest are as follows:

	As of December 31,
	1998		1999		2000		2001		2002
	(in millions of constant Ch$ as of December 31, 2002)
Ch$	Ch$	1,568	Ch$	1,674	Ch$	1,602	Ch$	1,550	Ch$	4,870
UF		430		424		255		253		216

Total	Ch$	1,998	Ch$	2,098	Ch$	1,857	Ch$	1,803	Ch$	5,086

The amount of interest that we would have recorded on these loans for the year ended December 31, 2002 if these loans had been earning a market interest rate was Ch$237 million.

Allowance for Loan Losses

Chilean banks are required to maintain an allowance for loan losses in amounts determined in accordance with regulations issued by the Chilean Superintendency of Banks. A bank may also maintain a voluntary allowance in excess of the minimum required amount so as to provide additional coverage for potential loan losses. We have historically followed the practice of maintaining voluntary allowances. Under these regulations, the minimum amount of required allowance for loan losses is the greater of (1) a bank’s global allowance for loan losses and (2) the aggregate amount of its individual allowance for loan losses.

Global Allowance for Loan Losses

The amount of the global allowance for loan losses required to be maintained by a bank is equal to the aggregate amount of its outstanding loans multiplied by the greater of (1) the bank’s “risk index,” as defined below, and (2) 0.75%.

A bank’s risk index is based on the classification of its loans, determined as described above. More specifically, the index is computed as follows. First, the aggregate amount of evaluated loans in each category from A through D is multiplied by the corresponding required percentage determining the allowance for loan losses. The percentages are as follows:

Category	Provision Percentage
A	0%
B	1
B-	20
C	60
D	90%

The risk index itself is then calculated by dividing (1) the aggregate amount so calculated by (2) the aggregate amount (i.e., the outstanding principal, whether or not past due, and accrued and unpaid interest) of all evaluated loans. The chart below illustrates the evolution of our unconsolidated risk index over the last five years:

Consolidated Risk Index At December 31,
1998	1.58%
1999	2.03
2000	2.01
2001	2.42
2002	3.00%

The chart below illustrates the evolution of our unconsolidated risk index over the last five years:

Unconsolidated Risk Index At December 31,
1998	1.64%
1999	2.13
2000	2.05
2001	2.48
2002	3.10%

According to the Chilean Superintendency of Banks, the average risk index of all financial institutions in Chile, both foreign and domestic, was 2.00% as of February 28, 2003. As of February 28, 2003, our average unconsolidated risk index was 2.98%. Our average unconsolidated risk index was greater than the average for all financial institutions in Chile primarily as a result of the impact of the poor economic environment on our corporate clients and the merger with Banco de A. Edwards, whose risk index was higher than ours prior to the merger.

Individual Allowances for Loan Losses

Chilean banks are also required to establish individual allowances for loan losses that are more than 90 days past due. The individual allowance for loan losses must equal 100% of each overdue loan or the portion of such loan that is not secured with collateral acceptable to the Chilean Superintendency of Banks. Individual allowances for loan losses, however, are required only if, and to the extent that, they exceed in the aggregate the global allowance for loan losses.

Voluntary Allowances for Loan Losses

We follow an allowance policy that includes recording voluntary allowances for loan losses beyond what is required by the Chilean Superintendent of Banks, where changes in the portfolio concentrations or economic considerations affecting or reasonably expected to affect the credit payment capacity of borrowers are not adequately addressed through regulatorily mandated reserves. Thus, over the period from 1998 to 2002, during which the unconsolidated risk index rose from 1.64% to 3.10%, we recognized an increase in allowances for loan losses from 2.52% to 3.51% as a percentage of total loans.

The table below sets forth our allowances for loan losses as they would be computed on the basis of our risk index based on the basis of a minimum 0.75% of the loans, our global allowance for loan losses, our potential aggregate individual allowance for loan losses, the minimum allowance for loan losses to be established by us in accordance with the regulations of the Chilean Superintendency of Banks, our voluntary allowances for loan losses, our total allowance for loan losses and such total allowance expressed as a percentage of our total loans at the end of each of the last five years:

	As of December 31,
	1998		1999		2000		2001		2002
	(in millions of constant Ch$ as of December 31, 2002, except for percentages)
Allowance based on risk index	Ch$	59,675	Ch$	76,000	Ch$	79,777	Ch$	95,390	Ch$	184,845
Allowance based on 0.75%		28,327		28,079		29,767		29,809		46,211
Global allowance for loan losses		53,277		66,181		69,465		85,755		143,002
Individual allowance for loan losses		10,640		13,852		13,652		16,052		52,435
Required minimum allowance		63,917		80,033		83,117		101,807		195,437
Voluntary allowance		31,294		32,373		36,813		34,536		20,557

Total allowance for loan losses	Ch$	95,211	Ch$	112,406	Ch$	119,930	Ch$	136,343	Ch$	215,994

Total allowance for loan losses as a percentage of total loans		2.52%		3.00%		3.02%		3.43%		3.51%

Analysis of Substandard Loans and Amounts Past Due

The following table analyzes our substandard loans (i.e., all of the loans included in categories B-, C and D) and past due loans and the allowance for loan losses existing at the dates indicated. We have no restructured loans (troubled debt restructurings as defined in Statement of Financial Accounting Standards No. 15) that are not included in the following tables.

	As of December 31,
	1998		1999		2000		2001		2002
	(in millions of constant Ch$ as of December 31, 2002, except for percentages)
Total loans	Ch$	3,776,941	Ch$	3,743,790	Ch$	3,968,979	Ch$	3,974,585	Ch$	6,161,513
Substandard loans B-, C and D	Ch$	137,733	Ch$	215,066	Ch$	228,339	Ch$	249,796	Ch$	412,027
		3.65%		5.74%		5.75%		6.28%		6.69%
Amounts past due(1)
To the extent secured(2)	Ch$	19,354	Ch$	27,768	Ch$	40,259	Ch$	32,884	Ch$	92,501
To the extent unsecured		10,640		13,852		13,652		16,052		52,436

Total amount past due	Ch$	29,994	Ch$	41,620	Ch$	53,911	Ch$	48,936	Ch$	144,937

Amounts past due as a percentage of total loans		0.79%		1.11%		1.36%		1.23%		2.35%
To the extent secured(2)		0.51		0.74		1.01		0.83		1.50
To the extent unsecured		0.28		0.37		0.35		0.40		0.85
Allowance for loans losses as a percentage of:
Total loans		2.52		3.00		3.02		3.43		3.51
Total loans excluding contingent loans		2.75		3.24		3.24		3.71		3.74
Total amounts past due		317.43		270.08		222.46		278.61		149.03
Total amounts past due—unsecured		894.84%		811.48%		878.48%		849.38%		411.92%

(1)	In accordance with Chilean regulations, past due loans are loans that are 90 days or more overdue on any payments of principal or interest.
(2)	Security generally consists of mortgages on real estate, pledges of marketable securities, letters of credit or cash.

Analysis of Allowance for Loan Losses

The following table analyzes our allowance for loan losses and changes in the allowance attributable to charge-offs, new allowances, allowances released and the effect of price-level restatement on allowance for loan losses:

	December 31,
	1998		1999		2000		2001		2002
	(in millions of constant Ch$ as of December 31, 2002)
Allowance for loan losses at beginning of period	Ch$	83,323	Ch$	95,211	Ch$	112,406	Ch$	119,930	Ch$	136,343
Banco de A. Edwards balances as of January 1, 2002		—		—		—		—		96,404
Charge-offs		(25,208)		(33,323)		(28,421)		(27,857)		(110,962)
Allowance established		39,893		54,691		41,862		48,434		125,127
Allowance released(1)		(1,449)		(2,170)		(1,194)		(1,170)		(24,483)
Price-level restatement(2)		(1,348)		(2,003)		(4,723)		(2,994)		(6,435)

Allowance for loan losses at end of period	Ch$	95,211	Ch$	112,406	Ch$	119,930	Ch$	136,343	Ch$	215,994

Ratio of charge-offs to average loans		0.67%		0.89%		0.74%		0.68%		1.81%
Allowance for loan losses at end of period as a percentage of total loans		2.52%		3.00%		3.02%		3.43%		3.51%

(1)	Represents the aggregate amount of allowance for loan losses released during the year as a result of charge-offs, recoveries or a determination by management that the level of risk existing in the loan portfolio has been reduced.
(2)	Reflects the effect of inflation on the allowances for loan losses at the beginning of each period, adjusted to constant pesos as of December 31, 2002.

Allowances increased between 1998 and 2002 largely due to the Chilean recession in 1999, which caused a deterioration in our debt portfolio and an increase in our risk index during 1999, 2000, 2001 and 2002. Based on the information we have available about our debtors, we believe that our allowances for loan losses are sufficient to cover known potential losses and losses inherent in a loan portfolio of this size and nature.

Our policy with respect to charge-offs follows the regulations established by the Chilean Superintendency of Banks. Under these regulations, a consumer loan must be written off not more than six months after the loan is overdue and other unsecured loans, or parts thereof, must be written off not more than 24 months after being classified as past due. Secured loans must be written off within 36 months after being classified as past due.

The following table presents detailed information on write-offs and shows the charge-offs breakdown by loan category:

	Year ended December 31,
	1998		1999		2000		2001		2002
	(in millions of constant Ch$ as of December 31, 2002)
Consumer loans	Ch$	12,673	Ch$	14,598	Ch$	11,692	Ch$	9,057	Ch$	23,065
Residential mortgage loans		220		1,678		1,480		3,139		6,307
Commercial loans		7,900		12,577		9,221		11,656		77,689
Leasing contracts		2,045		4,236		6,022		3,707		3,901
Foreign loans		2,370		234		6		298		—

Total	Ch$	25,208	Ch$	33,323	Ch$	28,421	Ch$	27,857	Ch$	110,962

Loan recoveries by type of loan are shown in the table below:

	Year ended December 31,
	1998		1999		2000		2001		2002
	(in millions of constant Ch$ as of December 31, 2002)
Consumer loans	Ch$	4,484	Ch$	3,952	Ch$	4,336	Ch$	4,702	Ch$	3,189
Residential mortgage loans		6		198		58		111		418
Commercial loans		2,526		3,542		2,595		3,020		6,639
Leasing contracts		648		402		451		1,084		950

Subtotal	Ch$	7,664	Ch$	8,094	Ch$	7,440	Ch$	8,917	Ch$	11,196
Recoveries and sales of loans reacquired from the Central Bank		6,238		1,340		1,916		1,018		718

Total	Ch$	13,902	Ch$	9,434	Ch$	9,356	Ch$	9,935	Ch$	11,914

Allocation of Allowance for Loan Losses

The following tables set forth, as of December 31 of each of the last five years, the proportions of our required minimum allowance for loan losses attributable to our commercial, consumer and residential mortgage loans, and the amount of voluntary allowances (which are not allocated to any particular category) at each such date.

	1998					1999
	Allowance amount(1)		Allowance amount as a percentage of loans in category	Allowance amount as a percentage of total loans	Loans in category as percentage of total loans(2)	Allowance amount(1)		Allowance amount as a percentage of loans in category	Allowance amount as a percentage of total loans	Loans in category as percentage of total loans(2)
Commercial loans	Ch$	44,958	1.41%	1.19%	84.31%	Ch$	58,187	1.89%	1.56%	82.42%
Consumer loans		10,155	5.02	0.27	5.36		9,508	4.91	0.25	5.17
Residential mortgage loans		662	0.17	0.02	10.33		1,068	0.23	0.03	12.41

Total allocated allowance	Ch$	55,775	1.48%	1.48%	100.00%	Ch$	68,763	1.84%	1.84%	100.00%
Leasing contracts		5,697	0.15	0.15			8,150	0.22	0.22
Foreign loans		2,445	0.06	0.06			3,120	0.08	0.08
Voluntary allowance		31,294	0.83	0.83			32,373	0.86	0.86

Total allowance	Ch$	95,211	2.52%	2.52%		Ch$	112,406	3.00%	3.00%

	2000					2001
	Allowance amount(1)		Allowance amount as a percentage of loans in category	Allowance amount as a percentage of total loans	Loans in category as percentage of total loans(2)	Allowance amount(1)		Allowance amount as a percentage of loans in category	Allowance amount as a percentage of total loans	Loans in category as percentage of total loans(2)
Commercial loans	Ch$	61,543	1.90%	1.56%	81.72%	Ch$	75,174	2.36%	1.89%	80.20%
Consumer loans		8,850	4.34	0.22	5.14		10,673	4.91	0.27	5.47
Residential mortgage loans		1,669	0.32	0.04	13.14		1,822	0.32	0.05	14.33

Total allocated allowance	Ch$	72,062	1.82%	1.82%	100.00%	Ch$	87,669	2.21%	2.21%	100.00%
Leasing contracts		7,320	0.18	0.18			9,865	0.25	0.25
Foreign loans		3,735	0.09	0.09			4,273	0.11	0.11
Voluntary allowance		36,813	0.93	0.93			34,536	0.86	0.86

Total allowance	Ch$	119,930	3.02%	3.02%		Ch$	136,343	3.43%	3.43%

	2002
	Allowance amount(1)		Allowance amount as a percentage of loans in category	Allowance amount as a percentage of total loans	Loans in category as percentage of total loans(2)
Commercial loans	Ch$	147,155	3.01%	2.41%	79.30%
Consumer loans		19,915	4.77	0.32	6.77
Residential mortgage loans		5,761	0.67	0.09	13.93

Total allocated allowance	Ch$	172,831	2.82%	2.82%	100.00%
Leasing contracts		10,611	0.17	0.17
Foreign loans		11,995	0.19	0.19
Voluntary allowance		20,557	0.33	0.33

Total allowance	Ch$	215,994	3.51%	3.51%

(1)	In millions of constant pesos as of December 31, 2002.
(2)	Based on our loan classification.

The following table sets forth our charge-offs for 2000, 2001 and 2002 by major economic sector and provides further detail of charge-offs that have already been described in the previous discussion of allowance for loan losses:

	Year ended December 31,
	2000		2001		2002
	(in millions of constant Ch$ as of December 31, 2002)
Commercial:
Agriculture	Ch$	629	Ch$	658	Ch$	3,547
Mining		16		21		15,843
Manufacturing		2,202		2,088		9,770
Construction		806		62		15,392
Commerce		3,442		4,970		13,938
Transport		394		595		1,368
Financial services		1,018		1,680		14,846
Community		714		1,582		2,985

Subtotal:	Ch$	9,221	Ch$	11,656	Ch$	77,689
Consumer loans		11,692		9,057		23,065
Residential mortgage loans		1,480		3,139		6,307
Leasing contracts		6,022		3,707		3,901
Foreign Loans		6		298		—

Total	Ch$	28,421	Ch$	27,857	Ch$	110,962

Composition of Deposits and Other Commitments

The following table sets forth the composition of our deposits and similar commitments at December 31, 2000, 2001 and 2002:

	December 31,
	2000		2001		2002
	(in millions of constant Ch$ as of December 31, 2002)
Current accounts	Ch$	640,758	Ch$	675,465	Ch$	1,072,183
Other demand liabilities		305,596		279,869		404,560
Savings accounts		88,841		99,121		173,751
Time deposits		2,518,553		2,624,605		3,323,700
Other commitments(1)		83,785		123,772		164,072

Total	Ch$	3,637,533	Ch$	3,802,832	Ch$	5,138,266

(1)	Includes preliminary leasing accounts payable relating to purchase of equipment.

Maturity of Deposits

The following table sets forth information regarding the currency and maturity of our deposits at December 31, 2002, expressed in percentages. UF-denominated deposits are similar to Chilean peso-denominated deposits in all respects, except that the principal is readjusted periodically based on variations in the Chilean Consumer Price Index.

	Ch$	UF	Foreign Currency	Total
Demand deposits	42.08%	1.22%	29.61%	31.93%
Savings accounts	—	19.53	—	3.38
Time deposits:
Maturing within three months	45.83	30.99	67.10	48.50
Maturing after three but within six months	3.98	24.12	1.91	6.96
Maturing after six but within 12 months	7.02	8.96	1.30	5.95
Maturing after 12 months	1.09	15.18	0.08	3.28

Total time deposits	57.92	79.25	70.39	64.69

Total deposits	100.00%	100.00%	100.00%	100.00%

The following table sets forth information regarding the currency and maturity of deposits in excess of U.S.$100,000 at December 31, 2002:

	Ch$		UF		Foreign Currency		Total
	(in millions of constant Ch$ as of December 31, 2002)
Time deposits:
Maturing within three months	Ch$	878,699	Ch$	147,143	Ch$	541,358	Ch$	1,567,200
Maturing after three but within six months		85,633		72,260		20,033		177,926
Maturing after six but within 12 months		205,707		210,486		14,304		430,497
Maturing after 12 months		31,472		121,012		1,007		153,491

Total time deposits	Ch$	1,201,511	Ch$	550,901	Ch$	576,702	Ch$	2,329,114

Minimum Capital Requirements

The following table sets forth our minimum capital requirements set by the Chilean Superintendency of Banks as of the dates indicated:

	As of December 31,
	2000		2001		2002
	(in millions of constant Ch$ as of December 31, 2002)
Banco de Chile’s regulatory capital	Ch$	319,130	Ch$	320,640	Ch$	565,595
Minimum regulatory capital required		(156,544)		(162,213)		(259,031)

Excess over minimum regulatory capital required	Ch$	162,586	Ch$	158,427	Ch$	306,564

Short-term Borrowings

Our short-term borrowings (other than deposits) totaled Ch$188,854 million as of December 31, 2000, Ch$250,319 million as of December 31, 2001 and Ch$536,520 million as of December 31, 2002.

The principal categories of our short-term borrowings are amounts borrowed under foreign trade lines of credit, domestic interbank loans and repurchase agreements. The table below presents the amounts outstanding at the end of each period indicated and the weighted average nominal interest rate for each period by type of short-term borrowing:

	For the year ended December 31,
	2000			2001			2002
	Year-End Balance		Weighted Average Nominal Interest Rate	Year-End Balance		Weighted Average Nominal Interest Rate	Year-End Balance		Weighted Average Nominal Interest Rate
	(in millions of constant Ch$ as of December 31, 2002, except for rate data)
Investments under agreements to repurchase	Ch$	142,039	7.27%	Ch$	163,124	4.72%	Ch$	276,675	2.26%
Central Bank borrowings		—	—		33,709	6.36		—	—
Borrowings from domestic financial institutions		17,393	6.47		25,696	7.12		50,362	2.96
Foreign borrowings		14,510	6.51		10,777	2.21		178,574	1.68
Other obligations		14,912	—		17,013	—		30,909	—

Total short-term borrowings	Ch$	188,854	6.56%	Ch$	250,319	4.76%	Ch$	536,520	2.00%

The following table shows the average balance and the weighted average nominal rate for each short-term borrowing category during the periods indicated:

	For the year ended December 31,
	2000			2001			2002
	Average Balance		Weighted Average Nominal Interest Rate	Average Balance		Weighted Average Nominal Interest Rate	Average Balance		Weighted Average Nominal Interest Rate
	(in millions of constant Ch$ as of December 31, 2002, except for rate data)
Investments under agreements to repurchase	Ch$	167,315	8.48%	Ch$	174,771	6.26%	Ch$	368,771	2.84%
Central Bank borrowings		1,794	8.51		31,301	5.51		9,766	3.61
Borrowings from domestic financial institutions		32,516	7.03		7,334	8.26		56,479	2.99

Sub-total	Ch$	201,625	8.25	Ch$	213,406	6.22	Ch$	435,016	2.87
Foreign borrowings		8,320	6.03		4,242	2.93		96,886	1.86

Total short-term borrowings	Ch$	209,945	8.16%	Ch$	217,648	6.16%	Ch$	531,902	2.69%

The following table presents the maximum month-end balances of our principal sources of short-term borrowings during the periods indicated:

	Maximum 2000 month-end balance		Maximum 2001 month-end balance		Maximum 2002 month-end balance
	(in millions of constant Ch$ as of December 31, 2002)
Investments under agreements to repurchase	Ch$	200,161	Ch$	216,150	Ch$	445,062
Central Bank borrowings		19,438		61,338		9,902
Borrowings from domestic financial institutions		72,757		45,504		136,612
Foreign borrowings	Ch$	28,867	Ch$	49,825	Ch$	209,492

Item 5. Operating and Financial Review and Prospects

Introduction

The following discussion should be read together with our audited consolidated financial statements and the section entitled “Item 4. Information on the Company—Selected Statistical Information.” Certain amounts (including percentage amounts) that appear in this annual report may not total due to rounding.

We prepare our audited consolidated financial statements in accordance with Chilean GAAP (including the rules of the Chilean Superintendency of Banks relating thereto), which differ in certain significant respects from U.S. GAAP. Note 28 to our audited consolidated financial statements provides a description of the material differences between Chilean GAAP and U.S. GAAP as they relate to us and includes a reconciliation to U.S. GAAP of net income for the years ended December 31, 2000, 2001 and 2002 and shareholders’ equity at December 31, 2001 and 2002.

Pursuant to Chilean GAAP, the financial data presented in this section for all full-year periods are restated in constant pesos of December 31, 2002. See “Presentation of Financial Information” and note 1 to our audited consolidated financial statements.

As described below, changes in interest rates and in the rates of inflation as well as economic and political factors affecting Chile have a substantial impact on our financial performance. See “Item 4. Information on the Company—Selected Statistical Information” for a description of risk characteristics associated with each type of loan in our loan portfolio.

Impact of Economic Conditions in Chile

The Chilean economy grew every year between 1984 and 1998, expanding at a real average annual rate of approximately 7.3% from 1990 through 1998. Despite its growth, it has remained smaller than the economies of other Latin American countries. In 1999, the Chilean economy contracted at a real rate of 0.8%, compared to growth of 3.2% in 1998. The unemployment rate during the fourth quarter of 1999 reached 8.9%. In 2000 and 2001, the Chilean economy recovered somewhat, as the gross domestic product grew 4.2% in 2000 and 3.1% in 2001. Nevertheless, unemployment remained high, reaching 7.9% as of the fourth quarter of 2001. During 2002, the Chilean economy exhibited a lower growth rate than was recorded in the previous two years, reaching a moderate growth of 2.1%, while unemployment declined slightly to 7.8% as of the fourth quarter of 2002. There can be no assurance that future negative developments in the Chilean economy will not impair our ability to proceed with our strategic plan or our business, financial condition or results of operations. Our financial condition and results of operations could also be adversely affected by changes in economic or other policies of the Chilean government (which has exercised and continues to exercise a substantial influence over many aspects of the private sector) or other political or economic developments in Chile, as well as regulatory changes or administrative practices of Chilean authorities, over which we have no control. See “Item 3. Key Information—Risk Factors—Risks Relating to Chile—Our growth and profitability depends on the level of economic activity in Chile and elsewhere” and “Item 3. Key Information—Risk Factors—Risks Relating to Chile—Inflation could adversely affect the value of our ADSs and financial condition and results of operations.”

Central Bank Subordinated Debt

During the 1982-1983 economic crisis, the Chilean banking system experienced significant instability due to, among other things, a recession in most of the world’s major economies accompanied by high international interest rates, an overvalued peso, a lack of stringent banking regulation and ineffective credit policies at most Chilean banking organizations. The financial crisis required that the Central Bank and the Chilean government provide assistance to most Chilean private sector banks, including us.

Subsequent to the 1982-1983 economic crisis, most major Chilean banks, including us, sold certain of their non-performing loans to the Central Bank at face value on terms that included a repurchase obligation by such banks. This repurchase obligation was later exchanged for subordinated debt of the banks issued in favor of the Central Bank. Pursuant to Law No. 18,818 of 1989, banks were permitted to repurchase the portfolio of non-performing loans previously sold to the Central Bank for a price equal to the economic value of such loans, provided that the bank assumed a subordinated obligation equal to the difference between the face value of the loans and the economic value paid. In November 1989, we repurchased our portfolio of non-performing loans from the Central Bank and assumed the Central Bank’s subordinated debt relating to our non-performing loans. The repayment terms of the Central Bank subordinated debt required that a percentage of our income before provisions for Central Bank subordinated debt, as determined by the Central Bank upon each issuance of additional capital, be applied to repay this obligation. The original principal amount of the Central Bank subordinated debt was approximately four times our equity. In 1993 we applied 72.9% of our income before provisions for the Central Bank subordinated debt to the repayment of this debt. In 1994 we applied 67.6% and in 1995 we applied 65.8% of our income before provisions for the Central Bank subordinated debt to the repayment of this debt.

In November 1996, pursuant to Law No. 19,396, our shareholders approved a reorganization by which we were converted to a holding company named SM-Chile. In turn, SM-Chile organized a new wholly owned banking subsidiary named Banco de Chile to which we contributed all of our assets and liabilities other than the Central Bank subordinated debt. SM-Chile then created SAOS, a second wholly owned subsidiary that, pursuant to a prior agreement with the Central Bank, assumed a new repayment obligation in favor of the Central Bank that replaced the Central Bank subordinated debt in its entirety.

In exchange for assuming the Central Bank indebtedness, SAOS received from SM-Chile 63.6% of our shares as collateral for this indebtedness. As a result of our merger with Banco de A. Edwards, the percentage of our shares held by SAOS has decreased to 42%. Dividends received from us are the sole source of SAOS’s revenue, which it must apply to repay this indebtedness. However, under SAOS’s agreement with the Central Bank regarding this indebtedness, we have no obligation to distribute dividends to our shareholders. To the extent distributed dividends are not sufficient to pay the amount due on this indebtedness, SAOS is permitted to maintain a cumulative deficit balance with the Central Bank that SAOS commits to pay with future dividends. If the cumulative deficit balance exceeds an amount equal to 20% of our capital and reserves, the Central Bank may require SAOS to sell a sufficient number of shares of our stock owned by SAOS to pay the entire deficit amount accumulated. As of April 30, 2003, SAOS maintained a deficit balance with the Central Bank of Ch$37,550 million, equivalent to 6.6% of our capital and reserves. If from time to time in the future our shareholders decide to retain and capitalize all or part of our annual net income in order to finance our future growth, and to distribute stock dividends, the Central Bank may require us to pay the portion of the net income corresponding to shares owned by SAOS in cash to SAOS. If we distribute stock dividends and the Central Bank does not require us to pay that portion in cash, the shares received by SAOS must be sold by SAOS within the following 12 months. See “Item 4. Information on the Company—History and Development of the Bank.” Any distribution of dividends by us to SAOS would be made pro rata to SAOS and all of our other shareholders according to their percentage interest in our company.

Inflation

Chile has experienced high levels of inflation in the past, which significantly affected our financial condition and results of operations. However, the rate of inflation in Chile has declined in recent years and was 4.5% in 2000, 2.6% in 2001 and 2.8% in 2002. Our results of operations reflect the effect of inflation in the following ways:

•	a substantial portion of our assets and liabilities are denominated in UFs, a unit of account the value of which in pesos is indexed daily to reflect inflation recorded in the previous month, with the net gain or loss resulting from such indexation reflected in income;

•	our assets, liabilities and shareholders’ equity are restated monthly to adjust for inflation, with the net gain or loss resulting from the adjustment reflected in income; and

•	the rates of interest earned and paid on peso-denominated assets and liabilities to some degree reflect inflation and expectations regarding inflation.

The financial data included in this annual report as of the end of any year or for any year in the five-year period ended December 31, 2002, including the audited consolidated financial statements and the statistical information set forth under “Item 4. Information on the Company—Selected Statistical Information,” are stated in constant Chilean pesos as of December 31, 2002, thereby minimizing the distorting effect of inflation on period to period comparisons.

UF-denominated Assets and Liabilities. The UF is revalued in monthly cycles. On every day in the period beginning the tenth day of the current month through the ninth day of the succeeding month, the nominal peso value of the UF is indexed up (or down in the event of deflation) in order to reflect each day a pro rata amount of the prior calendar month’s change in the Consumer Price Index. One UF was equal to Ch$15,769.92 at December 31, 2000, Ch$16,262.66 at December 31, 2001 and Ch$16,744.12 at December 31, 2002. The effect of any changes in the nominal peso value of our UF-denominated assets and liabilities is reflected in our results of operations as an increase (or decrease, in the event of deflation) in interest revenue and expense. Our net interest revenue will be positively affected by inflation (and negatively affected by deflation) to the extent that our average UF-denominated assets exceed our average UF-denominated liabilities, while net interest revenue will be negatively affected by inflation (and positively affected by deflation) when average UF-denominated liabilities exceed average UF-denominated assets. Our average UF-denominated assets exceeded our average UF-denominated liabilities by Ch$801,296 million during the year ended December 31, 2000, Ch$838,466 million during the year ended December 31, 2001 and Ch$1,633,554 million during the year ended December 31, 2002. See “Item 4. Information on the Company—Selected Statistical Information.”

Peso-denominated Assets and Liabilities. Rates of interest prevailing in Chile during any period reflect in significant part the rate of inflation during the period and expectations regarding future inflation. The responsiveness to such prevailing rates of our peso-denominated interest earning assets and interest bearing liabilities varies. See “—Interest Rates.” We maintain a substantial amount of non-interest bearing peso-denominated demand deposits. The ratio of such deposits to average interest bearing peso-denominated liabilities was 78% during 2000, 79% during 2001 and 57% during 2002. Because a large part of such deposits are not sensitive to inflation, any decline in the rate of inflation adversely affects our net interest margin on assets funded with such deposits and any increase in the rate of inflation increases the net interest margin on such assets.

Price-Level Restatements. Chilean GAAP requires that the effect of inflation on a bank’s net monetary asset position (monetary assets less monetary liabilities) be reflected in its results of operations as a gain (or loss) from price-level restatement. A bank’s net monetary asset position can be determined by subtracting its net nonmonetary asset position (nonmonetary assets less nonmonetary liabilities) from shareholders’ equity. As such, under Chilean GAAP, the gain (or loss) from price-level restatement in results of operations is determined by subtracting the price-level restatement adjustment of net nonmonetary assets from the price-level restatement adjustment of shareholders’ equity. The inflation rate used for purposes of such adjustments is the change in the Consumer Price Index during the 12 months ended November 30 of the reported year. The change in the Consumer Price Index used for price-level restatement purposes was 4.7% in 2000, 3.1% in 2001 and 3.0% in 2002. See note 1(b) to our audited consolidated financial statements. The actual change in the Consumer Price Index was 4.5% in the year ended December 31, 2000, 2.6% in the year ended December 31, 2001 and 2.8% in the year ended December 31, 2002.

Interest Rates

Interest rates earned and paid on our assets and liabilities to some degree reflect inflation and expectations regarding future inflation as well as shifts in short-term interest rates related to the Central Bank’s monetary policies. The Central Bank manages short-term interest rates based on its objectives of achieving low inflation and stable exchange rates. Because our liabilities generally re-price faster than our assets, changes in the rate of inflation or short-term interest rates are reflected in the rates of interest we pay on our liabilities before they are reflected in the rates of interest we earn on our assets. Accordingly, our net interest margin on assets and liabilities usually is adversely affected in the short-term by increases in inflation or short-term interest rates and benefits in the short-term from decreases in inflation or short-term interest rates, although the existence of non-interest bearing peso-denominated demand deposits tends to mitigate both effects. See “—Inflation—Peso-denominated Assets and Liabilities.” In addition, because our peso-denominated liabilities have relatively short re-pricing periods, those liabilities generally are more responsive to changes in inflation or short-term interest rates than our UF-denominated liabilities.

The average annual short-term interest rate based on the rate paid by Chilean financial institutions for 90 to 360 day deposits was 5.17% in 2000, 3.74% in 2001 and 1.94% in 2002. The average long-term interest rate based on the Chilean Central Bank’s eight-year bonds was 6.37% in 2000, 5.09% in 2001 and 4.08% in 2002.

Foreign Currency Exchange Rates

A significant portion of our assets and liabilities are denominated in foreign currencies, principally U.S. dollars, and we historically have maintained and may continue to maintain gaps between the balances of such assets and liabilities. The gap between foreign currency-denominated assets and foreign currency-denominated liabilities was Ch$18,036 million at December 31, 2000, Ch$70,576 million at December 31, 2001 and Ch$72,829 million at December 31, 2002. See note 20 to our audited consolidated financial statements. This gap includes assets and liabilities denominated in foreign currencies and assets and liabilities denominated in Chilean pesos that contain repayment terms linked to changes in foreign currency exchange rates. Because foreign currency-denominated assets and liabilities, as well as interest earned or paid on such assets and liabilities and gains (losses) realized upon the sale of such assets, are translated into pesos in preparing our audited consolidated financial statements, our reported income is affected by changes in the value of the peso with respect to foreign currencies (principally the U.S. dollar). For their part, adjustments to U.S. dollar-indexed assets are reflected as adjustments in net interest earnings and offset results in the foreign exchange position. The exchange rate variation over capital and reserves of our foreign branches is adjusted against equity and not against net income.

Mortgage Finance Bonds Issued and Held by Banco de Chile

We generally fund our residential mortgage loans through the issuance of UF-denominated notes, or mortgage finance bonds, which are recourse obligations with payment terms matched to the related mortgage loans, bearing interest at a spread below the interest rate applicable to such mortgage loans. However, if we were ever liquidated, holders of mortgage finance bonds would be secured by a pool of mortgages. See “Item 4. Information on the Company—History and Development of the Bank—Principal Business Activities—Retail Banking—High- and Middle-Income Individuals—Mortgage Loans.” Mortgage finance bonds traditionally are placed with institutions, such as pension funds, mutual funds and insurance companies, seeking long-term fixed-income investments.

However, we also purchase, for our own account, mortgage finance bonds that we issue and hold for future sale. Unlike U.S. GAAP, under which mortgage finance bonds we issue and hold for future sale are offset against the related liability, under Chilean GAAP, for periods prior to 2002, mortgage finance bonds and the related liability appeared on our consolidated balance sheet separately as “financial investments, other financial investments” and “other interest bearing liabilities, mortgage finance bonds,” respectively. During

2002, we modified the accounting treatment of financial investments in mortgage finance bonds that we issue in accordance with new instructions of the Chilean Superintendency of Banks, mandating that the reporting requirements under Chilean GAAP be equivalent to the requirements of U.S. GAAP. For periods prior to 2002, and because the interest “earned” and “paid” on these mortgage finance bonds is the same and hence has no impact on net interest revenue, the effect of not excluding these bonds from average interest earning assets was to reduce our net interest margin (net interest revenue divided by average interest earning assets) from what it would have been under U.S. GAAP. Similarly, any other income analysis or financial ratios based on the size of our consolidated balance sheet on either the asset or liability side was different from how it would have been had the consolidated balance sheet been prepared according to U.S. GAAP. At December 31, 2002, we had issued and outstanding Ch$1,084,041 million of mortgage finance bonds. For a detailed description of the accounting matters related to investments in mortgage finance bonds that we issue see notes 2 and 28 to our audited consolidated financial statements and “—Changes In Accounting Principles.”

According to the General Banking Law, if a bank faces insolvency and a reorganization plan is proposed, the bank must transfer its mortgage loan portfolio to the highest bidder as long as such bid is equal to or higher than the amount due to the bank’s other creditors pursuant to the reorganization plan. The successful bidder pays a portion of the amount due on the mortgage finance bonds equal to the amount paid for the bonds. If the auction does not succeed, the holders of the mortgage finance bonds are subject to the provisions of the reorganization plan. In the event of mandatory liquidation of a bank, the same rules apply, provided that in order for an offer to be accepted it must be equal to or higher than 90% of the face value of the mortgage finance bonds, unless the holders of a majority of the issued and outstanding mortgage finance bonds approve the offer in a meeting especially called for this purpose by the liquidator.

Contingent Loans

Contingent loans consist of unfunded letters of credit, guarantees, performance bonds and other unfunded commitments. Chilean banks charge their customers a fee on contingent loans as well as interest for the periods of the contingent debt. Fees are considered fee income, and interest is recorded as interest revenue. Accordingly, we treat contingent loans as interest earning assets. As a result of this treatment, the comparatively low rates of interest earned on these assets have a distorting effect on the average interest rate earned on total interest earning assets. See “Item 4. Information on the Company—Selected Statistical Information—Average Balance Sheets, Interest Earned on Interest Earning Assets and Interest Paid on Interest Bearing Liabilities.”

In addition, under Chilean GAAP, rights and obligations with respect to contingent loans are treated as contingent assets and liabilities on our consolidated balance sheets. This practice differs from U.S. GAAP, under which such contingent amounts are not recognized on the consolidated balance sheets but are disclosed off-balance sheet in memorandum accounts. Accordingly, to the extent we maintain contingent loans and contingent liabilities, our consolidated balance sheets will appear different from how they would have appeared had they been prepared under U.S. GAAP. See note 28 to our audited consolidated financial statements.

At December 31, 2002, we had Ch$381,767 million of contingent loans and Ch$380,992 million of contingent liabilities outstanding.

Critical Accounting Estimates

We prepare our consolidated financial statements in conformity with Chilean GAAP and the specific accounting rules of the Chilean Superintendency of Banks. The notes to our audited consolidated financial statements contain a summary of the accounting policies that are significant to us, as well as a description of the significant differences between these policies and U.S. GAAP. The notes include additional disclosures required under U.S. GAAP, a reconciliation between shareholders’ equity and net income to the corresponding amounts that would be reported in accordance with U.S. GAAP and a discussion of recently issued accounting pronouncements.

Both Chilean and U.S. GAAP require management to make certain estimates and assumptions, as some of the amounts reported in the financial statements are related to matters that are inherently uncertain. We believe that the following discussion describes those areas that require the most judgment or involve a higher degree of complexity in the application of the accounting policies that currently affect our financial condition and results of operations.

Allowances for loan losses

Chilean banks are required to maintain loan loss allowances in amounts determined in accordance with the regulations issued by the Chilean Superintendency of Banks. Under these regulations, we must classify our portfolio into five categories based on payment capability. The minimum amount of required loan loss allowances are determined based on fixed percentages of estimated loan losses assigned to each category. Additionally, Chilean banks may also maintain voluntary allowances in excess of the minimum required amount in order to provide additional coverage for potential loan losses.

Under U.S. GAAP, allowances for loan losses are made to account for estimated losses in outstanding loans for which there is doubt about the borrower’s capacity to repay the principal.

The classification of our loan portfolio for Chilean GAAP purposes and allowances for loan losses under U.S. GAAP are determined through a combination of specific reviews, statistical modeling and estimates. Certain aspects require judgments, such as the identification of deteriorating loans, the probability of default, the expected loss, the value of collateral and current economic conditions. Even though we consider our allowances for loan losses to be adequate, the use of different estimates and assumptions could produce different allowances for loan losses, and amendments to the allowances may be required in the future as a consequence of changes in the value of collateral, the amounts of cash to be received or other economic events.

A detailed description of this accounting policy is discussed in “Item 4. Information on the Company—Selected Statistical Information—Allowance for Loan Losses” and in note 1 and 28 to our audited consolidated financial statements.

Investment securities

Under both Chilean GAAP and U.S. GAAP financial instruments are stated at fair value, except for those classified as “held-to-maturity” under U.S. GAAP, which are carried at amortized cost. Fair values are based on quoted market prices or, if not available, on internally developed pricing models fed by independently obtained market information. However, market information is often limited or in some instances not available. In such circumstances management applies its professional judgment. Other factors that could also affect estimates are incorrect model assumptions, market dislocations and unexpected correlations. Notwithstanding the level of subjectivity inherent in determining fair value, we believe our estimates of fair value are adequate. The use of different models or assumptions could lead to changes in our reported results.

Price-level restatement

Chilean GAAP requires that financial statements be restated to reflect the full effects of loss in the purchasing power of the Chilean peso on the financial position and results of operations of reporting entities. The method prescribes that the historical cost of all non-monetary accounts be restated for general price-level changes between the date of origin of each item and the year-end.

Our audited consolidated financial statements have been price-level restated in order to reflect the effects of the changes in the purchasing power of the Chilean peso during each year. All non-monetary assets and liabilities and all equity accounts have been restated to reflect the changes in the Consumer Price Index from the date they were acquired or incurred to year-end. Consistent with general banking practices in Chile, no specific purchasing power adjustments of income statement amounts are made. The purchasing power gain or loss included in net income reflects the effects of Chilean inflation on the monetary assets and liabilities held by us.

For comparative purposes, the historical December 31, 2000 and 2001 audited consolidated financial statements and their accompanying notes have been presented in constant Chilean pesos as of December 31, 2002. As described in paragraph 1(p) of our audited consolidated financial statements, certain balances of previous years’ financial statements have been reclassified to conform with the present year presentation.

The price-level adjusted audited consolidated financial statements do not purport to represent appraised values, replacement cost, or any other current value of assets at which transactions would take place currently and are only intended to restate all nonmonetary consolidated financial statement components in terms of local currency of a single purchasing power and to include in the net result for each year the gain or loss in purchasing power arising from the holding of monetary assets and liabilities exposed to the effects of inflation. See the discussion of price-level restatement in note 1(b) to our audited consolidated financial statements.

Goodwill

Under U.S. GAAP, we have significant intangible assets related to goodwill. We record all assets and liabilities acquired in purchase acquisitions, including goodwill and other acquired intangibles, at fair value as required by SFAS 141. These include amounts pushed down from Quiñenco. Goodwill and indefinite-lived assets are no longer amortized over their estimated useful lives using straight-line and accelerated methods, and are subject to impairment if events or circumstances indicate a possible inability to realize the carrying amount. The initial goodwill and intangibles recorded and subsequent impairment analysis requires management to make subjective judgments concerning estimates of how the acquired asset will perform in the future using a discounted cash flow analysis. Additionally, estimated cash flows may extend beyond ten years and, by their nature, are difficult to determine. Events and factors that may significantly affect the estimates include, among others, competitive forces, customer behavior and attrition, changes in revenue growth trends, cost structures and technology and changes in interest rates and specific industry or market sector conditions. Impairment is recognized earlier whenever warranted. For a further discussion of accounting practices for goodwill under U.S. GAAP, see note 28 to our audited consolidated financial statements.

Changes in Accounting Principles

Until October 31, 2002, other financial investments included mortgage finance bonds issued by us and held for future sale. Effective October 31, 2002, we modified our accounting treatment of financial investments in mortgage finance bonds issued by us in accordance with instructions from the Chilean Superintendency of Banks, eliminating from assets the amount recoded for mortgage finance bonds issued by us, including a market value adjustment, and reducing from liabilities, the respective mortgage finance bond obligations. See note 2 to our audited consolidated financial statements.

Differences between Chilean and United States Generally Accepted Accounting Principles

Chilean GAAP varies in certain important respects from U.S. GAAP, including some of the methods that are used to measure the amounts shown in the audited consolidated financial statements, additional disclosures required by U.S. GAAP and the accounting treatment of the merger. Those differences, as well as other significant differences between Chilean GAAP and U.S. GAAP, are described in greater detail in note 28 to our audited consolidated financial statements.

Results of Operations for the Years Ended December 31, 2000, 2001 and 2002

The following section discusses the results of operations for the years ended December 31, 2000, 2001 and 2002. To the extent that it is available and is useful in analyzing our results, we have included information based on the business areas that we use for internal reporting. We also present our results on a consolidated basis.

We use a business area-based profitability system to manage our business. This system allows us to extract income and expense information by client and also allows us to view information by office or branch and by business area. The profitability system uses the accounting balances and the interest rates as agreed upon with the client. In order to assess the income per transaction, the system compares the interest rate agreed upon with the client with our own cost of funds. We use internal cost of funds tables for various transactions. The tables for each type of transaction are updated daily, and an operating cost per client is extracted. General costs are allocated to the business areas, such as technical support and communication. The system has been developed in recent years, with some changes in cost allocations taking place. Consequently, there have been variances between each year particularly in connection with our merger with Banco de A. Edwards. Our business areas are organized as follows:

•	large corporations;

•	middle market companies;

•	international banking;

•	retail banking;

•	treasury and money market operations; and

•	operations through subsidiaries.

The accounting policies used for the business areas are those used for our consolidated management reports. Corporate and personal customers are assigned to account executives. Each executive works exclusively within one business area. Some costs are allocated to the business areas and others are split between two or more business areas based on a single transaction. Thereafter, any unallocated costs are included as “other” in order to arrive at the consolidated balance sheet and income statement.

The business area information is subject to general internal and external auditing procedures to ensure the integrity of the information before it is used in the management decision making purposes. The business area information presented has also been adjusted in order to tie results to the income statement, as presented in accordance with Chilean GAAP in our audited consolidated financial statements. The most significant differences in classification are as follows:

•	We measure the net interest margin of loans and deposits on an individual transaction and client basis, based on the difference between the effective customer rate and our related fund transfer price in terms of maturity, repricing and currency.

•	The results associated with our gap management (mismatches) have been allocated among different business areas.

•	Our management model used to measure the performance of our business areas considers results that are directly related to performance and not all overhead expenses of corporate and support departments, voluntary allowances, taxes and other non-operating income and expenses.

•	In addition to direct costs (consisting mainly of labor and administrative expenses) we allocate the majority of our indirect operating costs to each business area based on the type and amount of the relevant transactions. These costs are mainly related to the use of technology and computer equipment. Other indirect costs are allocated using activity-based costing methodology.

•	We allocate theoretical rental costs to each branch we own based on market rental values so that the results of these branches are comparable to rental-property branches.

Net Income Before Tax by Business Area

The following table sets forth net income before tax for each business area for each of the years ended December 31, 2000, 2001 and 2002. The line item “Other” includes the effect of conforming internal accounting policies to Chilean GAAP and a number of non-allocated costs, such as human resources, voluntary provisions and depreciation costs. For internal reporting purposes, we control and monitor these costs separately and do not include them in the determination of business area profitability. Also included within “Other” are specific portions of income such as rental income.

	Year Ended December 31,			% Increase (Decrease)
	2000	2001	2002	2000/2001	2001/2002
	(in millions of constant Ch$ as of December 31, 2002, except for percentages)
Large corporations	Ch$ 39,752	Ch$ 17,744	Ch$ 18,924	(55.4)%	6.7%
Middle market companies	48,071	46,355	38,785	(3.6)	(16.3)
International banking	10,999	10,869	(6,898)	(1.2)	—
Retail banking	25,913	28,332	46,340	9.3	63.6
Treasury and money market operations	7,713	11,602	23,054	50.4	98.7
Subsidiaries	6,714	9,993	13,497	48.8	35.1
Other	(50,537)	(36,704)	(82,220)	(27.4)	124.0

Net income before tax	Ch$ 88,625	Ch$ 88,191	Ch$ 51,482	(0.5)%	(41.6)%

The significant decrease in income before taxes in 2002 relative to 2000 and 2001 was a consequence of higher amounts of provisions for loan losses and charge-offs on assets received in lieu of payment as a result of the slowdown in the Chilean economy as well as in Latin America generally.

Large Corporations. The 6.7% increase in income before taxes in 2002 was primarily attributable to a 47.7% increase in operating revenues as a result of the growth of the loan portfolio, which was primarily attributable to the merger. The increase was also attributable to an improvement in the large corporations business area’s efficiency ratio from 21.1% in 2001 to 16.7% in 2002. The growth in operating revenues was partially offset by increased provisions for loan losses and charge-offs on assets received in lieu of payment, which was primarily a result of the slowdown in the Chilean economy as well as in Latin America generally. Income before taxes in 2001 decreased 55.4% relative to 2000. The significant decrease was primarily the result of the significant increase in provisions for loan losses from Ch$5,825 million in 2001 to Ch$29,125 million in 2002, which was caused by adverse international and domestic economic conditions which, in turn, affected the financial condition of our large corporate customers and, to a lesser extent, by the 3.0% decrease in operating revenues.

Middle Market Companies. The middle market banking business area results have also been affected by the poorly performing economy. The middle market companies business area’s net income before taxes decreased 16.3% in 2002 as compared to 2001, primarily as a result of increased provisioning for loan losses, which more than offset the 28.8% increase in operating revenues associated to higher volumes as a consequence of the merger. The 3.6% decrease in net income before taxes for the middle market companies business area in 2001 compared to 2000 was primarily the result of the 12.5% decrease in operating revenues, primarily as a result of a decline in the inflation rate, which resulted in lower earnings in nominal rates on the portion of interest earning assets financed by non-interest bearing liabilities.

International Banking. Although our results for the international banking business area were relatively stable during 2000 and 2001, we experienced a deterioration in our results for 2002, primarily as a result of Argentina’s economic crisis. In 2002, our New York branch recognized a charge to net income of U.S.$19 million, or approximately Ch$13,600 million, as a result of the impairment of Argentine corporate bonds. The decrease in the market value of these securities reflects the uncertainty and depressed economic conditions prevailing in Argentina.

Retail Banking. Income before taxes for the retail banking business area increased in 2002 by 63.6%, primarily as a result of an increase in both volumes and spreads which increased operating revenue (a 64.7% change over 2001), and to a lesser extent, to an improved efficiency ratio from 55.5% in 2001 to 46.8% in 2002. These factors more than offset the increase in provisions for loan losses. In 2001, the 9.3% increase in net income before taxes was principally related to the 3.9% increase in operating revenues due to higher volumes and fees, as operating expenses remained almost flat.

Treasury and Money Market Operations. The treasury and money market business area’s results continued to benefit from the decrease in interest rates in Chile, which led to higher mark to market and trading earnings in our investment portfolio. The treasury and money market business area’s results in 2002 were also positively impacted by the 16.6% increase in the average investment portfolio as a result of the merger.

Operations through Subsidiaries. In addition to the impact of the merger, the 35.1% increase in our operations through subsidiaries business area net income before taxes during 2002 was primarily a result of increased operating revenues associated with higher business volumes and lower operating expenses. The decrease in operating expenses was primarily a result of the improved performance of our mutual and investment fund subsidiary, our financial advisory services subsidiary and, to a lesser extent, our factoring services subsidiary. The 48.8% increase in our operations through the subsidiaries business area’s income in 2001 compared to 2000 was primarily the result of a higher volume of operations in our stock brokerage and factoring subsidiaries.

Net Income

The following table sets forth the principal components of our net income, as detailed in our audited consolidated financial statements for the years ended December 31, 2000, 2001 and 2002:

	Year Ended December 31,						% Increase (Decrease)
	2000		2001		2002		2000/2001	2001/2002
	(in millions of constant Ch$ as of December 31, 2002, except for percentages)
Net interest revenue	Ch$	217,875	Ch$	221,304	Ch$	367,596	1.6%	66.1%
Provisions for loan losses		(40,668)		(47,264)		(100,644)	16.2	112.9
Fees and income from services, net		46,537		52,367		86,686	12.5	65.5
Other operating income (loss), net		11,827		6,577		(30,025)	(44.4)	—
Other income and expenses, net:
Loan loss recoveries		9,356		9,935		11,914	6.2	19.9
Other income and expenses, net		1,357		1,838		(17,209)	35.4	—
Minority interest		(1)		(1)		(1)	—	—
Operating expenses		(147,953)		(150,615)		(257,239)	1.8	70.8
Net loss from price-level restatement		(9,705)		(5,950)		(9,596)	(38.7)	61.3

Net income before income taxes		88,625		88,191		51,482	(0.5)	(41.6)
Income taxes		(1,591)		1,386		1,153	—	(16.8)

Net income	Ch$	87,034	Ch$	89,577	Ch$	52,635	2.9%	(41.2)%

2001 and 2002. Our net income for 2002 was Ch$52,635 million, a decrease of 41.2% from Ch$89,577 million in 2001, primarily reflecting significant merger related expenses and higher provisions for loan losses and, to a lesser extent, to the recognition of mark to market losses on Argentine securities accounted for as available for sale. These factors were partially offset by higher net interest revenue and fee income.

2000 and 2001. Our net income for 2001 was Ch$89,577 million, an increase of 2.9% from Ch$87,034 million in 2000, primarily reflecting increased net interest revenue, increased income from fees and other services and the impact of a tax benefit. These results were partially offset by an increase in provisions for loan losses and operating expenses related to the merger.

Net Interest Revenue

The tables included under the headings “—Interest Revenue” and “—Interest Expense” set forth information regarding our consolidated interest revenue and expenses and average interest earning assets and average interest bearing liabilities for the years ended December 31, 2000, 2001 and 2002. This information is derived from the tables included elsewhere in this annual report under “Item 4. Information on the Company—Selected Statistical Information” and is qualified in its entirety by reference to such information.

	Year Ended December 31,						% Increase (Decrease)
	2000		2001		2002		2000/2001	2001/2002
	(in millions of constant Ch$ as of December 31, 2002, except for percentages)
Interest revenue	Ch$	583,855	Ch$	531,020	Ch$	689,713	(9.0)%	29.9%
Interest expense		(365,980)		(309,716)		(322,117)	(15.4)	4.0

Net interest revenue	Ch$	217,875	Ch$	221,304	Ch$	367,596	1.6%	66.1%

Net interest margin(1)		4.27%		3.82%		4.47%	—	—

(1)	Net interest margin is net interest revenue divided by average interest earning assets. Pursuant to Chilean GAAP, net interest margin included mortgage finance bonds issued and held by us as interest earning assets in 2000 and 2001. See note 2 to our audited consolidated financial statements. Under U.S. GAAP mortgage finance bonds would not be classified as interest earning assets. Instead such assets would be offset against the related liability thereby affecting our net interest margin.

The following table sets forth the effect on our net interest revenue of changes in the average volume of interest earning assets and interest bearing liabilities and the effect of average nominal interest rates on interest earning assets and interest bearing liabilities during the periods indicated:

	Increase (Decrease)
	2000/2001		2001/2002
	(in millions of constant Ch$ as of December 31, 2002)
Due to changes in average volume of interest earning assets and interest bearing liabilities	Ch$	36,309	Ch$	145,384
Due to changes in average nominal interest rates of interest earning assets and interest bearing liabilities		(32,880)		908

Net change	Ch$	3,429	Ch$	146,292

2001 and 2002. Net interest revenue increased by 66.1% from Ch$221,304 million in 2001 to Ch$367,596 million in 2002 primarily as a result of the combined effects of a 41.8% increase in average interest earning assets as a result of the merger and a 65 basis point (a basis point is a value equaling one one-hundredth of a percent) increase in net interest margin, from 3.82% in 2001 to 4.47% in 2002. The increase in net interest margin (our net interest revenue divided by average interest earning assets) was primarily the result of:

•	our efforts to improve lending spreads by increasing higher yield products such as consumer loans, lines of credit, mortgage loans financed by our general borrowing and factoring loans;

•	the positive impact of a decrease in nominal interest rates in 2002, as our interest bearing liabilities have a shorter repricing period than our interest earning assets. In 2001, our net interest margin also benefited from a decrease in nominal interest rates;

•	a better funding mix, reflected in the improvement of the ratio of average interest bearing liabilities to average interest earning assets from 78.2% in 2001 to 77.4% in 2002; and

•	the positive impact of the 8.6% depreciation of the Chilean peso against the U.S. dollar during 2002, as we kept a higher net asset position in assets and liabilities denominated in Chilean pesos, readjusted in accordance with changes in the U.S. dollar exchange rate (this position is usually hedged with a net liability position in U.S. dollars and, consequently, increased our net interest revenue but originated accounting losses shown in the foreign exchange transaction line item in 2002).

2000 and 2001. Net interest revenue increased by 1.6% from Ch$217,875 million in 2000 to Ch$221,304 million in 2001 primarily as a result of a 13.7% increase in the average volume of interest earning assets, which was partially offset by a 45 basis points decrease in our net interest margin. Our net interest margin decreased from 4.27% at December 31, 2000 to 3.82% at December 31, 2001. The decrease in net interest margin was primarily a consequence of lower nominal interest rates (attributable to a decline in real interest rates and a decrease in the inflation rate from 4.5% in 2000 to 2.6% in 2001), which resulted in lower nominal rates on the portion of interest earning assets financed by non-interest bearing liabilities, as well as a change in the composition of our interest earning assets mix toward lower margin and lower risk assets, which resulted in an increase of 35.6% in the average volume of financial investments in 2001.

Interest Revenue

The following table sets forth information regarding our interest revenue and average interest earning assets for the years ended December 31, 2000, 2001 and 2002:

	Year Ended December 31,						% Increase (Decrease)
	2000		2001		2002		2000/2001	2001/2002
	(in millions of constant Ch$ as of December 31, 2002, except for percentages)
Interest revenue(1)	Ch$	583,855	Ch$	531,020	Ch$	689,713	(9.0)%	29.9%

Average interest earning assets:
Commercial loans(2)	Ch$	1,890,013	Ch$	2,022,361	Ch$	3,028,253	7.0	49.7
Consumer loans		193,497		205,548		391,765	6.2	90.6
Mortgage loans(3)		769,729		801,286		1,234,505	4.1	54.1
Foreign trade loans		413,843		438,652		625,704	6.0	42.6
Interbank loans		55,528		97,294		99,724	75.2	2.5
Past due loans(4)		47,745		52,445		145,157	9.8	176.8
Contingent loans(5)		272,434		293,758		372,219	7.8	26.7
Leasing contracts		177,205		172,254		241,136	(2.8)	40.0

Total loans	Ch$	3,819,994	Ch$	4,083,598	Ch$	6,138,463	6.9%	50.3%
Financial investments(6)		1,156,753		1,568,217		1,828,194	35.6	16.6
Interbank deposits		122,793		145,200		255,846	18.2	76.2

Total	Ch$	5,099,540	Ch$	5,797,015	Ch$	8,222,503	13.7%	41.8%

Average rates earned on total interest earning assets(7):
Average nominal rates		11.45%		9.16%		8.39%	—	—
Average real rates		8.94%		10.18%		7.31%	—	—

(1)	Interest revenue includes fees we charge in respect of contingent loans. See “—Introduction—Contingent Loans.”
(2)	Excludes leasing contracts.
(3)	Includes residential and general purpose mortgage loans.
(4)	Includes interest accrued and unpaid on principal until the date on which payment becomes overdue.
(5)	Consists of unfunded letters of credit, guarantees, performance bonds and other unfunded commitments.
(6)	“Financial investments” includes primarily bonds issued by the Central Bank and foreign governments.
(7)	See “Item 4. Information on the Company—Selected Statistical Information—Average Balance Sheets, Interest Earned on Interest Earning Assets and Interest Paid on Interest Bearing Liabilities.”

The following table sets forth the effect on our interest revenue of changes in (1) the average volume of interest earning assets and (2) the average nominal interest rates on interest earning assets, during the periods presented in the preceding table:

	Increase (Decrease)
	2000/2001		2001/2002
	(in millions of constant Ch$ as of December 31, 2002)
Effect due to changes in average volume of interest earning assets	Ch$	75,363	Ch$	253,647
Effect due to changes in average nominal interest rates of interest earning assets		(128,198)		(94,954)

Net change	Ch$	(52,835)	Ch$	158,693

2001 and 2002. Interest revenue increased by 29.9% from Ch$531,020 million in 2001 to Ch$689,713 million in 2002 as a result of a 41.8% increase in average interest earning assets, which was partially offset by a decrease in average nominal rates earned. Average interest earning assets increased from Ch$5,797,015 million in 2001 to Ch$8,222,503 million in 2002 primarily as a consequence of the merger, which resulted in higher balances in consumer loans commercial loans, mortgage loans, past due loans and financial investments. Average nominal interest rates earned declined from 9.16% in 2001 to 8.39% in 2002 primarily as a result of the reduction in real interest rates caused by the continued monetary relaxation policy implemented by the Chilean government in order to expand domestic demand. The reduction in real interest rates was partially offset by an increase in the inflation rate from 2.6% in 2001 to 2.8% in 2002.

2000 and 2001. Despite a 13.7% increase in the average volume of interest earning assets, interest revenue decreased by 9.0% from Ch$583,855 million in 2000 to Ch$531,020 million in 2001. The decrease was primarily the result of a decrease in the average nominal interest rate earned on such assets, from 11.45% in 2000 to 9.16% in 2001. We earned a lower nominal interest rate as the result of a decrease in the inflation rate (from 4.5% in 2000 to 2.6% in 2001) and in real interest rates of local currency-denominated interest earning assets due to a relaxation in monetary policy. The growth in the average interest earning assets in 2001 resulted primarily from a Ch$411,464 million increase in financial investments, and, to a lesser extent, from an increase in the amount of commercial loans, foreign trade loans and interbank loans.

Interest Expense

The following table sets forth information regarding our interest expense and average interest bearing liabilities for the years ended December 31, 2000, 2001 and 2002:

	Year ended December 31,						% Increase (Decrease)
	2000		2001		2002		2000/2001	2001/2002
	(in millions of constant Ch$ as of December 31, 2002, except for percentages)
Interest expense	Ch$	365,980	Ch$	309,716	Ch$	322,117	(15.4)%	4.0%

Average interest bearing liabilities:
Time deposits(1)	Ch$	2,249,844	Ch$	2,675,818	Ch$	3,540,009	18.9	32.3
Savings accounts		187,697		213,566		360,220	13.8	68.7
Total Central Bank borrowings		4,942		33,717		60,685	582.3	80.0
Investments sold under agreements to repurchase		168,218		176,865		373,652	5.1	111.3
Mortgage finance bonds		796,256		837,934		1,272,915	5.2	51.9
Other interest bearing liabilities(2)		608,208		594,050		753,780	(2.3)	26.9

Total	Ch$	4,015,165	Ch$	4,531,950	Ch$	6,361,261	12.9%	40.4%

Average rates paid on total interest bearing liabilities(3):
Average nominal rates		9.11%		6.83%		5.06%	—	—
Average real rates		6.45%		7.48%		4.22%	—	—
Average (Chilean peso-denominated) non-interest bearing demand deposits	Ch$	818,521	Ch$	948,869	Ch$	1,404,903	15.9%	48.1%

(1)	Includes interest-earning demand deposits.
(2)	Combines interest bearing demand deposits and other interest bearing liabilities.
(3)	See “Item 4. Information on the Company—Selected Statistical Information—Average Balance Sheets, Interest Earned on Interest Earning Assets and Interest Paid on Interest Bearing Liabilities.”

The following table sets forth the effect on our interest expense from changes in (1) average volume of interest bearing liabilities and (2) average nominal interest rates paid on interest bearing liabilities, during the periods presented:

	Increase (Decrease)
	2000/2001		2001/2002
	(in millions of constant Ch$ as of December 31, 2002)
Effect due to changes in average volume of interest bearing liabilities	Ch$	39,054	Ch$	108,263
Effect due to changes in average nominal interest rates of interest bearing liabilities		(95,318)		(95,862)

Net change	Ch$	(56,264)	Ch$	12,401

2001 and 2002. Interest expense increased by 4.0% from Ch$309,716 million in 2001 to Ch$322,117 million in 2002, primarily as a result of the 40.4 % increase in average interest bearing liabilities from

Ch$4,531,950 million in 2001 to Ch$6,361,261 million in 2002 (primarily in time deposits and mortgage finance bonds) as a consequence of the merger. The increase in average interest bearing liabilities was partially offset by a decrease in the average nominal interest rates paid on such liabilities, from 6.83% in 2001 to 5.06% in 2002.

2000 and 2001. Interest expense decreased by 15.4% to Ch$309,716 million in 2001 from Ch$365,980 million in 2000. This reduction was largely attributable to a significant decrease in average nominal interest rates paid, from 9.11% in 2000 to 6.83% in 2001, which was partially offset by the impact of a 12.9% increase in the average volume of interest bearing liabilities, from Ch$4,015,165 million in 2000 to Ch$4,531,950 million in 2001. The decrease in the average nominal interest rate paid was primarily attributable to lower inflation and lower real interest rates in local currency. The increase in average interest bearing liabilities resulted principally from increased balances of time deposits, mortgage finance bonds and savings accounts.

Provisions for Loan Losses

Chilean banks are required to maintain allowances to cover possible credit losses that at least equal their loans to customers multiplied by the greater of (1) their risk index and (2) 0.75%. The risk index is derived from management’s classification of a bank’s portfolio using the conceptual guidelines and definitions of the Chilean Superintendency of Banks and management’s estimate of the likelihood of default. For statistical information with respect to our substandard loans and allowances for loan losses, see “Item 4. Information on the Company—Selected Statistical Information” and note 7 to our audited consolidated financial statements. The amount of provisions charged to income in any period consists of net provisions for possible loan losses and voluntary provisions.

The following table sets forth information with respect to our provisions for loan losses and charge-offs for each of the years ended December 31, 2000, 2001 and 2002:

	Year Ended December 31,						% Increase (Decrease)
	2000		2001		2002		2000/2001	2001/2002
	(in millions of constant Ch$ as of December 31, 2002, except for percentages)
Provisions:
Total provisions for loan losses	Ch$	40,668	Ch$	47,264	Ch$	100,644	16.2%	112.9%
Charge-offs:
Total charge-offs		28,421		27,857		110,962	(2.0)	298.3
Loan loss recoveries:
Total loan loss recoveries		9,356		9,935		11,914	6.2	19.9
Other asset quality data:
Total loans	Ch$	3,968,979	Ch$	3,974,585	Ch$	6,161,513	0.1	55.0
Consolidated risk index		2.01%		2.42%		3.00%	—	—
Unconsolidated risk index		2.05%		2.48%		3.10%	—	—
Minimum required global provisions (0.75% minimum)	Ch$	29,767	Ch$	29,809	Ch$	46,211	0.1	55.0
Allowance for loan losses(1)	Ch$	119,930	Ch$	136,343	Ch$	215,994	13.7%	58.4%
Allowance for loan losses as a percentage of total loans		3.02%		3.43%		3.51%	—	—

(1)	“Allowance for loan losses” includes voluntary loan loss allowances greater than those required by the Chilean Superintendency of Banks. These allowances are created when we believe that changes in the portfolio concentrations or economic conditions affecting or reasonably expected to affect borrowers’ credit payment capacities are not adequately addressed by the regulatorily mandated reserves. In addition, from time to time we include other global allowances within our voluntary reserves.

2001 and 2002. Our overall provisions for loan losses increased by 112.9% from Ch$47,264 million in 2001 to Ch$100,644 million in 2002, mainly as a result of the merger, as we were required to increase our provisions for loan losses in order to level Banco de A. Edward’s commercial loan portfolio credit risk classifications with ours. The merger also resulted in increased provisioning for loan losses as a result of the unification of the risk criteria used to determine the amount of provisioning needed in connection with our consumer loans after the merger. The following factors also resulted in the substantial increase in our overall provisions for loan losses in 2002:

•	Sluggish economic growth, unfavorable terms of trade and high level of unemployment in Chile adversely affected the financial condition of many medium size companies. In line with our credit risk policies, this required us to establish significant provisions in this business area during 2002;

•	The economic crises in Argentina caused us to establish provisions in the amount of Ch$9,445 million for loans to Argentine debtors in order to adequately cover the risk associated with such loans;

•	Domestic demand for second homes and resort projects decreased significantly in 2002, which resulted in the establishment of significant provisions related to the real estate and construction sector; and

•	The 8.6% depreciation in the Chilean peso against the U.S. dollar resulted in an increase in the provisioning for loans denominated in U.S. dollars.

The increase in provisions for loan losses in 2002 was partially offset by a release in voluntary allowances of approximately Ch$17,200 million.

On a consolidated basis, our risk index increased from 2.42% in 2001 to 3.00% in 2002.

2000 and 2001. Provisions for loan losses increased 16.2% from Ch$40,668 million in 2000 to Ch$47,264 million in 2001, reflecting our increasingly conservative credit risk policies implemented in the wake of adverse international and domestic economic conditions. These economic conditions led to a significant reduction in aggregate demand and consumption in 2001, which affected the financial condition of our customers. As allowances for loan losses increased during the year and charge-offs decreased by 2.0% in 2001, our consolidated risk index increased from 2.01% at December 31, 2000 to 2.42% at December 31, 2001. The increase in the provisions for loan losses was partially offset by the impact of a release of Ch$4,250 million in voluntary allowances that the Central Bank required as a condition for our merger.

Fees and Income from Services, Net

The following table sets forth certain components of our fees and income from services (net of fees paid to third parties that provide support for those services, principally fees relating to Credichile’s sales force and receipts and collection services provided to us) for the years ended December 31, 2000, 2001 and 2002:

	Year Ended December 31,			% Increase (Decrease)
	2000	2001	2002	2000/2001	2001/2002
	(in millions of constant Ch$ as of December 31, 2002, except for percentages)
Credit cards	Ch$ 5,639	Ch$ 7,445	Ch$ 13,932	32.0%	87.1%
ATMs	2,996	3,404	5,425	13.6	59.4
Demand deposits and overdrafts	10,546	12,982	17,736	23.1	36.6
Mutual funds and stock brokerage	8,816	10,676	14,425	21.1	35.1
Collection services	2,448	2,293	8,919	(6.3)	289.0
Credit lines	3,543	2,137	7,544	(39.7)	253.0
Receipts and payment of services	3,386	3,740	3,130	10.5	(16.3)
Letters of credit, guarantees, collaterals and other contingent loans	3,142	3,343	4,041	6.4	20.9
Income and revenue from goods received in lieu of payment	(295)	(343)	1,219	16.3	—
Insurance brokerage	1,058	1,694	2,038	60.1	20.3
Financial advisory services	1,156	938	1,891	(18.9)	101.6
Foreign trade and currency exchange	1,234	1,518	1,749	23.0	15.2
Bancuenta Credichile Administration	1,067	1,291	1,716	21.0	32.9
Expenses collection leasing	1,842	(175)	1,189	—	—
Custody and trust services	550	631	589	14.7	(6.7)
Fees from sales force	(1,649)	(2,004)	(5,014)	21.5	150.2
Other	1,058	2,797	6,157	164.4	120.1

	Year Ended December 31,						% Increase (Decrease)
	2000		2001		2002		2000/2001	2001/2002
	(in millions of constant Ch$ as of December 31, 2002, except for percentages)
Total	Ch$	46,537	Ch$	52,367	Ch$	86,686	12.5%	65.5%

2001 and 2002. Fees and income from services, net increased by 65.5% from Ch$52,367 million in 2001 to Ch$86,686 million in 2002. Although this increase resulted primarily from the merger, a portion of the increase is attributable to higher fees obtained from credit cards, lines of credit and overdrafts as a result of our strategy of optimizing the fees we charge and the broadening of our fee generating products in 2002. In addition, the increase in fees and income from services, net also reflects additional fee income from Socofin, our collection services subsidiary, which was consolidated into our results as of the third quarter of 2002, and which accounted for 7.3% of total fees in 2002.

2000 and 2001. Fees and income from services, net increased by 12.5% from Ch$46,537 million in 2000 to Ch$52,367 million in 2001, primarily as a result of higher fees earned from checking accounts, overdrafts and credit cards, as well as higher fees generated by our mutual fund subsidiary. The higher fees were mainly a consequence of our charging higher fees for these associated services as well as a significant increase in our client base, as approximately 18,600 new checking account clients were added in 2001. The “Travel” card promotional campaigns carried out during the year influenced the increase in credit card fees. The higher fees from our mutual fund subsidiary derived in part from an increase in the volume of average funds under management, as well as a change in the compensation system for the asset management sales force to an incentive system based on variable income.

In 2001, we began to apply new regulations required by the Chilean Superintendency of Banks whereby fee income is recognized on an accrual basis instead of a cash basis. The new regulations resulted in a reduction in the amount of fee income recognized. The new regulations led to a deferral of approximately Ch$2,177 million and Ch$3,094 million in fee income in 2001 and 2002, respectively. Excluding this effect, income from services grew 17.2% in 2001 and 64.6% in 2002.

Other Operating Income (Loss), Net

Other operating income (loss), net, consists of net gains and losses from trading activities and net gains and losses from foreign exchange transactions. Trading results include gains and losses realized on the sale of financial investments as well as gains and losses arising from marking certain financial investments to market at period-end. Net gains and losses from foreign exchange transactions include gains and losses realized upon the sale of foreign currency and foreign exchange derivatives and gains and losses arising from the period-end translation of foreign currency-denominated assets and liabilities into pesos. Foreign exchange results do not include net adjustments on U.S. dollar-indexed domestic currency transactions, or the exchange rate variation on foreign branches’ capital and reserves. Foreign exchange results do include existing interest rate differences in currency derivatives used for hedging.

The following table sets forth certain components of our other operating income (loss), net, in the years ended December 31, 2000, 2001and 2002:

	Year Ended December 31,						% Increase (Decrease)
	2000		2001		2002		2000/2001	2001/2002
	(in millions of constant Ch$ as of December 31, 2002, except for percentages)
Gains on trading activities, net	Ch$	7,473	Ch$	4,886	Ch$	892	(34.6)%	(81.7)%
Foreign exchange transactions, net		4,354		1,691		(30,917)	(61.2)	—

Total	Ch$	11,827	Ch$	6,577	Ch$	(30,025)	(44.4)%	—

2001 and 2002. Other operating income (loss), net decreased to a loss of Ch$30,025 million in 2002 from income of Ch$6,577 million in 2001, primarily as a result of losses on foreign exchange transactions in 2002 and, to a lesser extent, lower gains on trading activities in the same year. The losses on foreign exchange transactions were largely attributable to our maintaining higher net liability position in U.S. dollars at a time when the Chilean peso was depreciating against the U.S. dollar (we also maintained a net asset position in Chilean peso denominated assets, which were readjusted in U.S. dollars and which improved our results for net interest revenue).

Total gains on trading activities in 2002 totaled Ch$892 million compared to Ch$4,886 million in 2001. The decline in gains on trading activities was primarily the result of the U.S.$19 million impairment on certain Argentine corporate bonds, as a result of the unlikelihood of registering a significant increase in the market value of such securities. In 2002, higher mark to market and trading gains were obtained from Central Bank securities and mortgage finance bonds due to declining local interest rates.

2000 and 2001. Other operating income (loss), net decreased from Ch$11,827 million in 2000 to Ch$6,577 million in 2001 largely due to a decrease in gains from and in foreign exchange transactions. Lower gains on trading activities in 2001 were mainly attributable to the establishment of provisions and charge-offs during the fourth quarter of 2001 as a result of a default on a Mexican corporate bond held by our New York branch. The decrease in gains on trading activities was partially offset by increased mark to market earnings on Chilean corporate bonds and sovereign bonds, primarily Chilean and Mexican sovereign bonds.

The decrease in foreign exchange transactions in 2001 was primarily attributable to our decision to maintain a net liability position in U.S. dollars while the Chilean peso depreciated 14.6% between December 31, 2000 and December 31, 2001 against the U.S. dollar. In the same period, we maintained a net asset position in dollar-adjustable Chilean pesos, which partially offset the aforementioned decrease. The decrease in foreign exchange transactions was attributable to lower accrual earnings on UF – U.S. dollar forward contracts as a result of the lower inflation rate. The annual change experienced by the UF index was 4.7% in 2000 and 2.1% in 2001.

Other Income and Expenses, Net

Other income and expenses, net consists of gains arising from the recovery of loans previously charged off, non-operating income, non-operating expenses and income and gains arising from our affiliates accounted for by the equity method, offset by any minority interest participation in the net income of our subsidiaries. See notes 9, 17 and 19 to our audited consolidated financial statements.

The following table sets forth certain components of our “other income and expenses, net,” in the years ended December 31, 2000, 2001 and 2002:

	Year Ended December 31,					% Increase (Decrease)
	2000		2001		2002	2000/2001	2001/2002
	(in millions of constant Ch$ as of December 31, 2002, except for percentages)
Loan loss recoveries previously charged off	Ch$	7,440	Ch$	8,917	Ch$ 11,196	19.9%	25.6%
Loan loss recoveries reacquired from the Central Bank		1,916		1,018	718	(46.9)	(29.5)

Subtotal		9,356		9,935	11,914	6.2	19.9
Non-operating income		7,778		8,210	6,783	5.6	(17.4)
Non-operating expenses		(6,424)		(6,328)	(23,022)	(1.5)	263.8

Subtotal		1,354		1,882	(16,239)	39.0	—
Income from investments in other companies		3		(44)	(970)	—	2,104.5%
Minority interest		(1)		(1)	(1)	—	—

Total	Ch$	10,712	Ch$	11,772	Ch$ (5,296)	9.9%	—

2001 and 2002. Despite the increase in loan loss recoveries, other income and expenses, net, decreased to an expense of Ch$5,296 million in 2002 compared to income of Ch$11,772 million in 2001, primarily as a result of higher non-recurring operating expenses such as losses incurred in connection with assets received in lieu of payment as a consequence of an increase in charge-offs, an increase in provisions and lower earnings from the sale of such assets and an increase in provisions and charge-offs associated with the closing of branches as a result of the merger.

Our losses in income from investment in other companies in 2002 were mainly associated with Artikos Chile, our affiliate that offers e-commerce services to our corporate customers and, to a lesser extent, with Empresa de Tarjetas Inteligentes S.A., our affiliate that researches, develops and evaluates new payment card solutions based on potential smartcard business operations. The results of these two affiliates primarily resulted from the lower than expected income generated during 2002 and the high depreciation and amortization expenses related to the technological investments needed for this kind of technology-intensive businesses.

2000 and 2001. Other income and expenses, net increased by Ch$1,060 million in 2001 compared to 2000, due primarily to higher recoveries from loans that had been previously charged-off and an increase in non-operating income, net. The increase in non-operating income, net, resulted primarily from higher earnings obtained from sales of assets received in lieu of payment and, to a lesser extent, from lower charge-offs related to these assets.

Operating Expenses

The following table sets forth information regarding our operating expenses in the years ended December 31, 2000, 2001 and 2002:

	Year Ended December 31,					% Increase (Decrease)
	2000		2001		2002	2000/2001	2001/2002
	(in millions of constant Ch$ as of December 31, 2002, except for percentages)
Personnel salaries and expenses	Ch$	83,110	Ch$	83,652	Ch$ 134,189	0.7%	60.4%
Administrative and other expenses:
Advertising		5,885		6,696	8,499	13.8	26.9
Building maintenance		4,242		3,995	7,836	(5.8)	96.1
Rentals and insurance		3,941		4,529	9,211	14.9	103.4
Office supplies		2,799		2,726	4,620	(2.6)	69.5
Other expenses		38,667		40,697	70,949	5.2	74.3

Total administrative and other expenses		55,534		58,643	101,115	5.6	72.4
Depreciation and amortization		9,309		8,320	21,935	(10.6)	163.6

Total	Ch$	147,953	Ch$	150,615	Ch$ 257,239	1.8%	70.8%

2001 and 2002. Our operating expenses increased by 70.8% from Ch$150,615 million in 2001 to Ch$257,239 million in 2002, primarily as a result of the merger, as both personnel and administrative expenses increased. Higher merger-related operating expenses incurred in 2002 included severance payments related to headcount reductions, improvements in information technology, outplacement and financial advisory expenses and branch refurbishment costs. In addition, a one-time bonus payment of approximately Ch$1,500 million was made in the fourth quarter of 2002 in connection with the four-year collective bargaining agreement we entered into with one of our labor unions, which contributed to increased personnel salaries in 2002. We do not expect to be involved in any new collective bargaining agreements for the next three years. In addition, the incorporation of the subsidiaries Socofin and Promarket increased our cost base by Ch$7,257 million in 2002.

The annual increase in depreciation and amortization expenses was also primarily attributable to the merger, which resulted in charge-offs of discontinued software and increased depreciation of new equipment acquired to integrate the two banks information technology systems following the merger.

2000 and 2001. Our operating expenses increased by 1.8% from Ch$147,953 million in 2000 to Ch$150,615 million in 2001, primarily as a result of an increase in administrative and other expenses related to the merger process. Excluding merger related expenses, total operating expenses would have decreased by 3.3% during 2001.

Personnel salaries and expenses increased by 0.7% during 2001 compared to 2000, mainly as a consequence of higher bonus expenses related to the collective bargaining agreement.

The 5.6% increase in administrative and other expenses was due mainly to an increase in the amounts paid to external advisors and consultants, (accountants, legal, outplacement, etc.), and to a lesser extent, to higher advertising expenses, both of which were principally related to the merger process.

The decrease in depreciation and amortization expenses during 2001, as compared to 2000, was mainly attributable to higher amortization expenses incurred during the fourth quarter of 2000 associated with expenses incurred in promoting the use of debit cards.

Loss from Price-Level Restatement

Chilean GAAP requires that adjustments be made to nonmonetary assets (including fixed assets) and liabilities and to shareholders’ equity at the end of each reported period to reflect the effects of inflation during such period. The net effect of this inflation adjustment is reflected in our results of operations under “gain (loss) from price-level restatement.” See “—Introduction—Inflation.”

2001 and 2002. The loss from price-level restatement increased from Ch$5,950 million in 2001 to Ch$9,596 million in 2002 primarily as a result of the effect of the merger, which increased the net amounts of non-monetary assets and liabilities. The increase was partially offset by a slight decrease in the inflation rate used for adjustment purposes from 3.1% in 2001 to 3.0% in 2002.

2000 and 2001. The loss from price-level restatement decreased from Ch$9,705 million in 2000 to Ch$5,950 million in 2001 primarily as a result of a decrease in the inflation rate used for adjustment purposes from 4.7% to 3.1% during the period, which resulted in a Ch$9,700 million restatement of our equity. This was partially offset by an increase in the valuation of fixed assets by Ch$2,520 million, an increase in investments in other companies of Ch$571 million and an increase in other assets of Ch$659 million.

Income Tax

The statutory corporate income tax rate in Chile was 15% in 2001 and 16% in 2002. As an inducement for Chilean banks to refinance their indebtedness with the Central Bank, Law No. 19,396 provided that if a bank chose to refinance such indebtedness, such bank’s income tax rate would not increase. As a result, we have been permitted under Law No. 19,396 to deduct dividend payments made to SAOS. In addition, any other payments made by SAOS or its shareholders to the Central Bank in connection with the Central Bank indebtedness are tax deductible. Consequently, our effective tax rate is significantly lower than the statutory corporate income tax rate because we deduct such dividend payments from our taxable income. Additionally, but to a lesser extent, differences in the tax treatment for provisions on individual loans and for charge-offs for past due loans have an impact on our effective tax rate. Moreover, all real estate taxes paid on properties that are leased to customers are deductible from our taxable income.

2001 and 2002. We recorded a Ch$1,153 million tax credit in 2002, as compared to a tax credit of Ch$1,386 million in 2001. This was primarily attributable to (1) the amortization of complementary accounts on deferred taxes accumulated for periods prior to 1999, which resulted in the recognition of a net tax benefit and (2) a positive impact on deferred taxes related to the change in the corporate income tax rate from 15% in 2001 to 16% in 2002.

2000 and 2001. We recorded a Ch$1,386 million tax credit in 2001, as compared to a tax liability of Ch$1,591 million in 2000. This was primarily attributable to (1) the amortization of complementary accounts on deferred taxes accumulated for periods prior to 1999 and (2) the recognition of the difference between the tax actually paid in 2001 and what had been set aside in December 2000 for 2001.

Cash Flows

	Year Ended December 31,
	2000		2001		2002
	(in millions of constant Ch$ as of December 31, 2002)
Net cash provided by (used in) operating activities	Ch$	(145,328)	Ch$	(137,199)	Ch$	418,124

2001 and 2002. Cash provided by operating activities increased by Ch$555,323 million in 2002 compared to 2001, primarily a result of our redemption at maturity of a significant portion of our investments in Central Bank debt securities.

2000 and 2001. Cash used in operating activities decreased by Ch$8,129 million in 2001 compared to 2000, mainly due to an increase in purchases of investment securities.

	Year Ended December 31,
	2000		2001		2002
	(in millions of constant Ch$ as of December 31, 2002)
Net cash used in investing activities	Ch$	(389,809)	Ch$	(140,363)	Ch$	(250,533)

2001 and 2002. Cash used in investing activities increased by Ch$110,170 million in 2002 compared to 2001 mainly due to an increase in the volume of the loan portfolio and other assets, net.

2000 and 2001. Cash used in investing activities decreased by Ch$249,446 million in 2001 compared to 2000, mainly due to slower growth in loan volume, as a consequence of decreased global economic activity (during 2001 the volume of our loan portfolio grew 0.1% compared to 6.0% in 2000).

	Year Ended December 31,
	2000		2001		2002
	(in millions of constant Ch$ as of December 31, 2002)
Net cash provided by (used in) financing activities	Ch$	620,522	Ch$	326,326	Ch$	(260,292)

2001 and 2002. In 2002, cash provided by financing activities decreased from a cash inflow of Ch$326,326 million to a cash outflow of Ch$260,292 million primarily as a result of a decrease in savings accounts and time deposits.

2000 and 2001. In 2001, cash provided by financing activities decreased by Ch$294,196 million as compared to 2000, primarily as a result of smaller increases in savings accounts, time deposits and current accounts, a decrease in the volume of banker’s drafts and other deposits and, to a lesser extent, higher repayments of long-term borrowings.

Chilean and U.S. GAAP Reconciliation

We prepare our audited consolidated financial statements in accordance with Chilean GAAP, which differs in certain significant respects from U.S. GAAP. See note 28 to our audited consolidated financial statements for a description of the material differences between Chilean GAAP and U.S. GAAP, as they relate to us and our consolidated subsidiaries, a reconciliation to U.S. GAAP of net income and shareholders’ equity and a discussion of new accounting rules under U.S. GAAP. The following table sets forth net income and shareholders’ equity for the years ended December 31, 2001 and 2002 under Chilean GAAP and U.S. GAAP:

	Year Ended December 31,
	2000		2001		2002
	(in millions of constant Ch$ as of December 31, 2002)
Net income (Chilean GAAP)	Ch$	87,034	Ch$	89,577	Ch$	52,635
Net income (U.S. GAAP)		(94)		49,764		16,954

Shareholders’ equity (Chilean GAAP)		406,164		410,217		618,230
Shareholders’ equity (U.S. GAAP)	Ch$	411,477	Ch$	1,165,642	Ch$	1,279,960

Significant differences exist between our net income and shareholders’ equity under Chilean GAAP as presented in “Item 5. Operating and Financial Review and Prospects,” and our net income and shareholders’ equity under U.S. GAAP as presented in note 28 to our audited consolidated financial statements. The differences are primarily in the context of the accounting treatment used for the merger. The principal differences are as follows:

•	Under Chilean GAAP, the merger was accounted for as a “pooling of interests” on a prospective basis. As such, the historical financial statements for periods prior to the merger are not restated under Chilean GAAP and we are considered to be the surviving entity. Under U.S. GAAP, the merger of the two banks is accounted for as a merger of entities under common control, as L.Q. Inversiones Financieras, a holding company beneficially owned by Quiñenco, controlled both banks since March 27, 2001. Consequently, U.S. GAAP requires that we restate our U.S. GAAP historical financial statements to retroactively reflect the merger as if both banks had been combined since March 27, 2001. Under U.S. GAAP, for periods prior to March 27, 2001, the information presented in our audited consolidated financial statements is that of Banco de A. Edwards, as it had been under Quiñenco’s control since September 2, 1999.

•	The pooling of interests method under Chilean GAAP eliminates any interbank balances and aggregates the results of both banks using their historical book values. Under U.S. GAAP, to the extent that we and Banco de A. Edwards were under common control, the assets and liabilities of Banco de A. Edwards were transferred into our accounts at their book value. However, as Quiñenco only owned 51.18% of Banco de A. Edwards, we effectively acquired from minority interest holders that portion that was not held by Quiñenco and so we applied purchase accounting. As a result, we must calculate goodwill based on the difference between the purchase price (i.e. the market value of our shares) and the fair value of the proportion of assets and liabilities acquired from minority interest holders at the date of the merger. As part of this process, under U.S. GAAP, we were also required to value previously unrecorded intangible assets, such as the Banco de A. Edwards brand name, and to include these assets in our financial records. Such assets remain unrecorded under Chilean GAAP.

•	Under U.S. GAAP, when accounting for a merger of entities under common control, the book values of the merged entities that are held in the books of the common parent must be pushed down to the merged entity. This means that any goodwill in the books of Quiñenco at the time that it acquired each bank and any fair value differences created from those purchases must be included in our U.S. GAAP accounting records. In practice this means that the goodwill and fair value adjustments created from Quiñenco’s purchases of Banco de A. Edwards shares in September, October and December 1999 and from Quiñenco’s purchase of our shares in March 2001 are pushed down to us. As there is no analogous accounting treatment under Chilean GAAP, there is a considerable difference in the asset and liability bases under each body of accounting principles.

These differences are explained in greater detail in note 28(a) to our audited consolidated financial statements.

Funding

The following table sets forth our average daily balance of liabilities for the years ended December 31, 2000, 2001 and 2002, in each case together with the related average nominal interest rates paid thereon:

	Year Ended December 31,
	2000				2001				2002
	Average Balance		% of Total Liabilities	Average Nominal Rate	Average Balance		% of Total Liabilities	Average Nominal Rate	Average Balance		% of Total Liabilities	Average Nominal Rate
	(in millions of constant Ch$ as of December 31, 2002, except for percentages)
Non-interest bearing demand deposits	Ch$	818,521	15.8%	—	Ch$	948,869	16.1%	—	Ch$	1,404,903	16.6%	—
Time deposits		2,249,844	43.4	9.0%		2,675,818	45.5	6.3%		3,540,009	41.9	3.9%
Savings accounts		187,697	3.6	6.6		213,566	3.6	4.5		360,220	4.3	2.7
Mortgage finance bonds		796,256	15.4	11.0		837,934	14.3	9.5		1,272,915	15.1	9.6
Central Bank borrowings		4,942	0.1	7.9		33,717	0.6	5.7		60,685	0.7	3.7
Contingent liabilities		273,169	5.3	—		293,537	5.0	—		372,476	4.4	—
Other non-interest bearing liabilities		75,170	1.4	—		107,102	1.8	—		301,131	3.6	—
Other interest bearing liabilities		776,426	15.0	8.1%		770,915	13.1	6.2%		1,127,432	13.4	4.1%

Total liabilities	Ch$	5,182,025	100.0%		Ch$	5,881,458	100.0%		Ch$	8,439,771	100.0%

Our most important source of funding is our customer deposits, which consist primarily of peso-denominated non-interest bearing demand deposits and peso- and UF-denominated interest bearing time deposits. Non-interest bearing demand deposits represented 16.6% of our average total liabilities in 2002, and are our least expensive source of funding. Time deposits and mortgage finance bonds represented 57.0% of our average liabilities in 2002 and 59.8% in 2001.

Our current funding strategy is to continue to utilize all sources of funding in accordance with their cost and availability and with our general asset and liability management strategy. We also intend to continue to broaden our customer deposit base, to emphasize core deposit funding and to fund our mortgage loans with the matched funding available through the issuance of mortgage finance bonds in Chile’s capital markets. See “Item 4. Information on the Company—History and Development of the Bank—Principal Business Activities—Retail Banking.”

Liquidity

Liquidity risk is the risk that we will be unable to meet our payment obligations and potential payment obligations as and when they become due without incurring unacceptable losses. To manage that risk, we maintain at all times a diversified stock of highly liquid assets that can be quickly mobilized in extraordinary circumstances, including cash, financial investments, and Central Bank and government securities. Additionally, we have established lines of credit with foreign and domestic banks and have access to Central Bank borrowings to increase liquidity as necessary.

Our general policy is to maintain sufficient liquidity to ensure our ability to honor withdrawals of deposits, make repayments of other liabilities at maturity, extend loans and meet our working capital needs. The minimum amount of liquidity is determined by the reserve requirements set by the Central Bank. These reserves are currently 9.0% of demand deposits and 3.6% of time deposits. We are currently in compliance with all of these requirements.

Contractual Obligations

The following tables set forth our contractual obligations and commercial commitments by time remaining to maturity. As of December 31, 2002, the scheduled maturities of our contractual obligations, including accrued interest, were as follows:

	Due within 1 year		Due after 1 year but within 3 years		Due after 3 years but within 6 years		Due after 6 years		Total
	(in millions of constant Ch$ as of December 31, 2002)
Contractual Obligations
Deposit and other term liabilities(1)	Ch$	3,111,526	Ch$	155,123	Ch$	93,460		—	Ch$	3,360,109
Mortgage finance bonds		124,031		218,344		313,129	Ch$	428,538		1,084,042
Bonds issued		17,602		25,027		46,498		193,120		282,247
Central Bank credit lines from renegotiations of loans		3,763		—		—		—		3,763
Borrowings from domestic financial institutions		50,488		—		—		—		50,488
Foreign borrowings		452,153		58,065		126		—		510,344
Other obligations		41,607		15,763		13,218		5,308		75,896
Lease contracts		4,637		7,530		5,749		2,841		20,757
Investments under agreements to repurchase		276,675		—		—		—		276,675

Total	Ch$	4,082,482	Ch$	479,852	Ch$	472,180	Ch$	629,807	Ch$	5,664,321

(1)	Excludes demand accounts and savings accounts.

As of December 31, 2002, the scheduled maturities of other commercial commitments, including accrued interest, were as follows:

	Due within 1 year		Due after 1 year but within 3 years		Due after 3 years but within 6 years		Due after 6 years		Total
	(in millions of constant Ch$ as of December 2002)
Commercial Commitments
Letters of Credit	Ch$	93,881		—		—		—		93,881
Guarantees		192,948	Ch$	59,877	Ch$	32,816	Ch$	1,470	Ch$	287,111

Total other commercial commitments	Ch$	286,829	Ch$	59,877	Ch$	32,816	Ch$	1,470	Ch$	380,992

In addition, we are subject to a technical requirement applicable to Chilean banks pursuant to which we must hold a certain amount of assets in cash or in highly liquid instruments. This reserve is equal to the amount by which the daily balance of:

•	deposits in checking accounts;

•	other demand deposits or obligations incurred in the ordinary course of business;

•	other deposits unconditionally payable immediately or within a term of less than 30 days; and

•	time deposits payable within ten days

in the aggregate exceeds 2.5 times the amount of our capital and reserves.

Chilean regulations also require that gaps between assets and liabilities maturing within less than 30 days not exceed a bank’s basic capital and that gaps among assets and liabilities maturing within less than 90 days not exceed twice a bank’s equity.

The senior members of our finance division evaluate liquidity by projecting daily cash flows over the following 100 days to verify that adequate liquidity is maintained, in compliance with limits imposed by Chilean banking regulations and those set internally by us.

Capital

Our level of shareholders’ equity is currently in excess of what is required by all applicable Chilean regulatory requirements. According to the General Banking Law, a bank must maintain:

•	an effective equity of at least 8% of its risk-weighted assets, net of required reserves; and

•	paid-in capital and reserves, or basic capital, of at least 3% of its total assets, net of required allowances.

In our case, however, because of our merger with Banco de A. Edwards we are required to have an effective equity of at least 10%.

For these purposes, the effective equity of a bank is the sum of:

•	the bank’s basic capital;

•	subordinated bonds issued by the bank valued at their placement price up to 50% of its basic capital, provided that the value of the bonds decreases 20% for each year that lapses during the period commencing six years prior to their maturity; and

•	voluntary loan loss allowances, but only up to 1.25% of the bank’s risk-weighted assets.

For purposes of weighing the risk of a bank’s assets, the General Banking Law considers five different categories of assets, based on the recommendations of the Basel Committee for minimum capital requirements.

The following table reflects the composition of our regulatory capital as of December 31, 2002:

	As of December 31, 2002
Basic capital	Ch$	565,595
Subordinated bonds		236,776
Voluntary allowances		20,557

Effective equity	Ch$	822,928

Consolidated risk-weighted assets, net	Ch$	6,012,828
Effective equity /risk-weighted assets		13.69%
Consolidated assets, net of allowances	Ch$	8,634,364
Basic capital/assets, net of allowances		6.55%

Capital Expenditures

The following table reflects our capital expenditures in each of the three years ended December 31, 2000, 2001 and 2002:

	Years Ended December 31,
	2000		2001		2002
	(in millions of constant Ch$ as of December 31, 2002)
Computer equipment	Ch$	2,564	Ch$	6,936	Ch$	7,577
Furniture, machinery and installations		2,317		2,741		3,462
Real estate		894		371		640
Vehicles		262		65		318

Total	Ch$	6,037	Ch$	10,113	Ch$	11,997

Our budget for capital expenditures in 2003 is Ch$25,290 million. Capital expenditures planned for 2003 consist mainly of expenditures for improvements in our information technology, including the implementation of a technological innovation project for our core systems. Other capital expenditures include disbursements necessary to maintain and improve our existing branch office infrastructure and other maintenance required in the ordinary course of our business.

Item 6. Directors, Senior Management and Employees

Directors

Our administration is conducted by our board of directors which, in accordance with our estatutos, or bylaws, consists of eleven directors and two alternate directors. The entire board of directors is elected every three years. Our current board of directors was elected in March 2002 and their term expires in March 2005. Cumulative voting is permitted for the election of directors. Our President and Chief Executive Officer are appointed by the board of directors and hold their offices at the board of directors’ discretion. Scheduled meetings of the board of directors are held at least once a month. Extraordinary board of directors meetings may be called by the Chairman, when requested by a majority of the directors or, in limited circumstances, when requested by one director.

Our current directors are as follows:

Directors	Position	Age
Segismundo Schulin-Zeuthen S.	Chairman	57
Andronico Luksic C.	Vice Chairman	49
Guillermo Luksic C.	Director	46
Jacob Ergas E.	Director	68
Jorge Awad M.	Director	57
Rodrigo Manubens M.	Director	43
Gonzalo Menendez D.	Director	53
Maximo Pacheco M.	Director	49
Francisco Perez M.	Director	44
Manuel Sobral F.	Director	48
Maximo Silva B.	Director	57
Edmundo Eluchans U.	Alternate Director	52
Jorge Diaz V.	Alternate Director	59

Segismundo Schulin-Zeuthen S. has been the Chairman of our board of directors since 1999. Previously he had been our President and Chief Executive Officer since 1987. He joined us in 1985 and served as Assistant General Manager until 1986. Prior to joining us, Mr. Schulin-Zeuthen held positions at Banco Morgan Finansa and at Nacional Financiera. Mr. Schulin-Zeuthen is also a member of the board of directors of the Santiago Stock Exchange, of ICARE and of the Asociacion de Bancos e Instituciones Financieras (the Chilean Association of Banks and Financial Institutions) and Chairman of the board of directors of Banchile Corredora de Bolsa. Mr. Schulin-Zeuthen holds a degree in commercial engineering from the Universidad de Chile.

Andronico Luksic C. was elected Director and Vice Chairman of our board of directors in March 2002. He is a member of the New York Stock Exchange, the advisory committee to the David Rockefeller Center for Latin American Studies at Harvard University, the board of trustees to Babson College, the advisory board of the Panama Canal Authority and the ABAC (APEC Business Advisory Council). Mr. Luksic is Vice Chairman of Quiñenco and a member of the board of directors at Compañia Cervecerias Unidas S.A., Manufacturas de Cobre Madeco S.A., Empresas Lucchetti S.A. and SOFOFA, the Sociedad de Fomento Fabril. Mr. Luksic is also a Trustee of the Teatro Municipal de Santiago and the Chile-Pacific Foundation. He was Chairman of the board of directors of Banco O’Higgins and subsequently Chairman of the board of directors of Banco Santiago until May 1999. Mr. Luksic was Director and Chairman of the board of directors of Banco de A. Edwards from September 1999 to December 2001. Mr. Luksic is a brother of Mr. Guillermo Luksic.

Guillermo Luksic C. has been a member of our board of directors since March 2001. He is the former Vice Chairman of the board. Mr. Luksic is Chairman of the board of directors of Quiñenco, Compañia Cervecerias Unidas, CNT Telefonica del Sur S.A., Vice Chairman of Madeco S.A. and a Director of Empresas Lucchetti S.A. He is also a member of the advisory council of Fundacion Paz Ciudadana and the Center of Public Studies, of the board of Universidad Finis Terrae and of the board of trustees of the Thunderbird Graduate School of International Management. Mr. Luksic is a brother of Mr. Andronico Luksic.

Jacob Ergas E. has been a member of our board of directors since January 2002. Mr. Ergas is also Director of Banchile Administradora General de Fondos. He was Chairman of the board of directors of Banedwards S.A. Administradora de Fondos Mutuos, Banedwards S.A. Fondos de Inversion and Banedwards Corredora de Seguros Limitada. He was Director of Promarket, Banedwards Compañia de Seguros de Vida S.A. and Banedwards Asesoria Financiera S.A. He was Director and Vice Chairman of Banco de A. Edwards from 1986 to December, 2001 and also Director of the Chilean Association of Banks and Financial Institutions. He is Chairman of the board of directors of J. Ergas Inversiones y Rentas Limitada, Ever I BAE S.A., Ever II HNS S.A., Inmobiliaria Paidahue S.A. and INERSA S.A.

Jorge Awad M. has been a member of our board of directors since 1996. From 1989 to 1996 he was a member of the board of directors of Banco de Santiago. Mr. Awad is the Chairman of the board of directors of Lan Chile since 1994, and a member of the board of directors of several other companies including Envases del Pacifico S.A. and Diario La Nacion. He is also a professor of Business Entrepreneurship at the Universidad de Chile, from which he holds a degree in commercial engineering.

Rodrigo Manubens M. has been a member of our board of directors since March 2001. Mr. Manubens was a member of the board of directors of Banco de A. Edwards from 1999 until April 2001. From 1985 to May 1999 Mr. Manubens was a member of the board of Banco O’Higgins and continued in that role when it merged into Banco Santiago. From 1995 to 1999 he was Chairman of Banco Tornquist in Argentina and a member of the board of Banco Sur in Peru and Banco Asuncion in Paraguay. Mr. Manubens also served for a 10-year period as a Director and chairman of Endesa Chile S.A. He is also chairman of Banchile Compañia de Seguros de Vida S.A., Banchile Corredora de Seguros Limitada, and Banchile Factoring and a member of the board of directors of Banchile Corredora de Bolsa. Mr. Manubens holds a degree in business from Universidad Adolfo Ibañez and a masters of science from the London School of Economics and Political Science.

Gonzalo Menendez D. has been a member of our board of directors since March 2001. Mr. Menendez is also a member of the board of directors of Quiñenco, Antofagasta PLC, Minera Michilla S.A. and Mining Group Antofagasta Minerals S.A. From 1980 to 1985, Mr. Menendez was the Chief Executive Officer of Antofagasta Railway. From 1985 to 1992, he was the Chief Executive Officer of Banco O’Higgins. Since 1990, he has been a Director and is now chairman of the Latin American Export Bank. From 1993 to 1999, Mr. Menendez was a member of the board of directors and of the executive committee of Banco Santiago. From 1994 to 1998 he was the Chief Executive Officer of Empresas Lucchetti. From 1999 to 2001, Mr. Menendez was a member of the board of directors of Banco de A. Edwards. Mr. Menendez has been a Professor of Finance, Chilean Economic and Business Policy at Universidad de Chile, Counselor of Universidad de Antofagasta, Counselor of the Center of Public Studies and Counselor to Fundacion Coanil and Universidad Diego Portales. Mr. Menendez is also the Chairman of Inversiones Vita S.A., Banchile Asesoria Financiera, Banchile Administradora General de Fondos and a member of the boards of directors of Banchile Compañia de Seguros de Vida, Compañia Nacional de Telefonos, Telefonica del Sur S.A., and Compañia de Telefonos de Coyhaique S.A. Mr. Menendez holds a degree in business administration and accounting from the Universidad de Chile.

Maximo Pacheco M. has been a member of our board of directors since March 2001. Mr. Pacheco is President of International Paper for Latin America and member of the board of directors of Corporacion Cultural de la I. Municipalidad de Santiago, AFP Provida, Falabella and Lucchetti. Mr. Pacheco holds a degree in commercial engineering from the Universidad de Chile.

Francisco Perez M. has been a member of our board of directors since March 2001. Since July 1998, Mr. Perez has been the Chief Executive Officer of Quiñenco. He was formerly the Chief Executive Officer of Compañia Cervecerias Unidas, of which he is still a Director. He is also a member of the board of directors of Entel. Prior to 1991, Mr. Perez was Chief Executive Officer of Citicorp-Chile and also worked for Bankers Trust. Mr. Perez holds a degree in business administration from the Pontificia Universidad Catolica de Chile and a masters degree in business administration from the University of Chicago.

Manuel Sobral F. has been a member of our board of directors since 1999. Mr. Sobral was a member of the board of directors of Banchile Corredores de Bolsa from 1999 to 2001, and has been a member of the board of directors of Banchile Factoring since 2003. He has been a member of the boards of directors of Inversiones Concepcion and Inversiones Aculeo since 1988.

Maximo Silva B. has been a member of our board of directors since 1987. Mr. Silva is chairman of the board of directors of Isapre Banmedica S.A., Clinica Santa Maria S.A. and Clinica Davila y Servicios Medicos S.A. and a member of the boards of directors of Banchile Corredora de Seguros Limitada (since 2002) and Banmedica S.A. From 1996 until April 2003, he was the Chairman of the Asociacion de Clinicas Privadas de Chile and Isapre Salud Colmena, Colombia. Mr. Silva was Chile’s Minister of Labor in 1982, and he holds a law degree from the Pontificia Universidad Catolica de Chile.

Edmundo Eluchans U. was elected as an Alternate Director in March 2002. Mr. Eluchans was a Director of Banco del Trabajo, Banco O’Higgins and Banco Santiago. He is also a Director of Promarket and member of the Administrative Council of Banchile Corredora de Seguros Limitada. Mr. Eluchans is also a Director of several corporations and commercial institutions in Chile, and the principal partner at the Chilean law firm of Edmundo Eluchans y Cia. He was a Director at Banco de A. Edwards from March 2001 to December 2001, after having been designated an Alternate Director in March 2000.

Jorge Diaz V. was elected as an Alternate Director in March 2002. Mr. Diaz is a Director of FCMI Administradora de Fondos de Inversion S.A. and an advisor of Quiñenco. Mr. Diaz was the Chilean Superintendent of Banks from 1976 to 1980, Director of Banco del Pacifico from 1980 to 1981, the administrator designated by the Chilean Superintendency of Banks to Banco Unido de Fomento from 1982 to 1985, Chief Executive Officer of Banco Concepcion (now Corpbanca) from 1986 to 1992 and advisor of O’Higgins Central Hispano S.A. until 1999. He was a Director at Banco de A. Edwards from March 2001 to December 2001, after having been designated as an Alternate Director in March 2000. He holds a degree in economics from the Pontificia Universidad Catolica de Chile.

Senior Management

Our current executive officers are as follows:

Executive Officers	Position	Age
Pablo Granifo L.	Chief Executive Officer	44
Ricardo Dell’Orto B.	General Legal Counsel	61
Julio Guzman H.	Manager—Corporate and International Division	48
Luis Felipe Bravo F.	Manager—Credit Risk Division	59
Alejandro Herrera A.	Manager—Individual Banking and Branches	46
Marcelo Caracci L.	Manager—Operations and Technology Division	53
Arturo Concha U.	Manager—Financial Division	49
Jennie E. Coleman A.	Manager—Human Resources Division	49
Arturo Tagle Q.	Manager—Planning and Research Division	43
Alvaro Cambara L.	Manager—Marketing Division	46
Pedro Bolados M.	Manager—Risk Control Division	44
Cristian Wolleter V.	Manager—Middle Market Division	50
Alicia Sandoval Q.	Manager—Special Business Division	53
Juan Cooper A.	Manager—Credichile Division	42

Pablo Granifo L. was appointed our Chief Executive Officer in October 2001. He was Chief Executive Officer of Banco de A. Edwards from November 2000 to October 2001, after having been a commercial manager at Banco Santiago from 1995 to 1999 and a corporate manager at Banco Santiago from 1999 to January 2000. Mr. Granifo is a member of the board of directors of Banchile Administradora General de Fondos, Banchile Asesoria Financiera and Banchile Factoring, and he is a member of the executive committee of Banchile Corredores de Seguros Ltda. He holds a degree in business from the Pontificia Universidad Catolica de Chile.

Ricardo Dell’Orto B. is our General Legal Counsel and Secretary of our board of directors and has worked with us since 1965. Mr. Dell’Orto is Chairman of the board of directors of the Corporacion Club de Golf Rocas de Santo Domingo. He holds a law degree from the Pontificia Universidad Catolica de Chile and participated in instructional programs for lawyers at Harvard Law School in 1992 and 1994.

Julio Guzman H. has been the Manager of the Corporate and International division since January 2002, after having been the General Manager of Banco de A. Edwards. He joined Banco de A. Edwards in 1992 after working at Banco Santiago, Citibank N.A. and Banco de Chile. Mr. Guzman is a member of the board of directors of Banchile Administradora General de Fondos, Banchile Asesoria Financiera, Banchile Securitizadora and holds a degree in economics from the Pontificia Universidad Catolica de Chile.

Luis Felipe Bravo F. has been the Manager of the Credit Risk Division since January 2002. Mr. Bravo joined us in 1986 and has been Manager of Corporate and International Credit, Manager of Enterprises and Manager of Credit Risk. Prior to that time, Mr. Bravo was a Director of Carvalho Hiskenn, Brasil and Credit Manager at Citibank N.A. Mr. Bravo holds degrees in commercial engineering and accounting from the Pontificia Universidad Catolica de Chile.

Alejandro Herrera A. has been the Manager of the Individual Banking and Branches Division since January 2002, after having served in the same position at Banco de A. Edwards. He joined Banco de A. Edwards in 2000, after having been the Chief Executive Officer of Administradora de Fondos Mutuos Santiago S.A. and the Manager of Individual Banking and Branches Division at Banco Santiago between 1995 and 1999. Prior to that time he worked at Banco Santiago as Branches Manager for the Santiago region. Mr. Herrera is a member of the board of directors of Banchile Administradora General de Fondos, Banchile Securitizadora, Promarket and he is a member of the executive committee of Banchile Corredores de Seguros Ltda. He holds a degree in business from the Pontificia Universidad Catolica de Valparaiso.

Marcelo Caracci L. is the Manager of the Operations and Technology Division and has worked with us since May 2001. Prior to that time, Mr. Caracci was founder and Director of Sonda Bancos and Sonda Peru, both technology companies. He participated actively in the development and startup of Redbanc, Transbank, Servipag and Deposito Central de Valores. He holds a degree in civil engineering from the Pontificia Universidad Catolica de Chile.

Arturo Concha U. is the Manager of the Financial Division. He joined us in 1986 after serving as Chief Financial Officer at Banco Bice and Banco Colocadora Nacional de Valores. Mr. Concha serves as Chairman of the board of directors of the Sociedad Interbancaria de Depositos de Valores de S.A. Mr. Concha holds degrees in commercial engineering and accounting from the Pontificia Universidad Catolica de Chile and has attended executive education programs at Harvard Business School.

Jennie E. Coleman A. has been the Manager of the Human Resources Division since March 2003, when she joined us. Prior to that time, Mrs. Coleman was the Manager of Organizational Development at Banco Santiago, where she previously held the position of training chief executive. Mrs. Coleman holds a degree in public administration from the Universidad de Chile.

Arturo Tagle Q. is the manager of the Planning and Research Division. Mr. Tagle joined us in 1995. Prior to that time, Mr. Tagle was the General Manager of the Chilean Bankers Association and Director of

Research at the Chilean Superintendency of Banks. He holds a degree in commercial engineering from the Pontificia Universidad Catolica de Chile and a masters degree in business administration from the University of Chicago.

Alvaro Cambara L. has been the Manager of the Marketing Division since January 2002, after having been the Manager of the Individual Banking Division and the Marketing Manager of that division. Prior to that time, Mr. Cambara held several positions in our Corporate and Marketing divisions, after having been Marketing Manager at AFP Provida S.A. Mr. Cambara holds a degree in business from Pontificia Universidad Catolica de Chile.

Pedro Bolados M. is the Manager of the Risk Control Division and joined our company in January 2002, after having served as Comptroller of Banco de A. Edwards. He joined Banco de A. Edwards in 1992 after being Corporate Audit Vice President at Citibank N.A. in Latin America. Mr. Bolados holds a masters degree in business administration from the Pontificia Universidad Catolica de Chile.

Cristian Wolleter V. is the Manager of the Middle-Market Division and has worked with us since 1980. He is also a member of the board of directors of Banchile Factoring and Banchile Asesoria Financiera. Prior to joining our company, Mr. Wolleter held various positions at Financiera Tasco and Agrobanco, where he was Chief Credit Officer. Mr. Wolleter holds a degree in commercial engineering from the Universidad de Chile.

Alicia Sandoval Q. has been the Manager of the Special Business Division since January 2002, after having served as the Manager of Specialized Credits in the Corporate Division. Prior to that time, Mrs. Sandoval was an advisor to the Chief Executive Officer of Industria Azucarera Nacional S.A. where she also served as Assistant Manager and an analyst at Corporacion de Fomento. She is also a member of the board of Banchile Asesoria Financiera. Mrs. Sandoval holds degrees in commercial engineering and accounting from the Universidad de Chile.

Juan Cooper A. has been the Manager of the CrediChile Division since February 2003, after having been the Chief Executive Officer of Altavida Compañia de Seguros de Vida S.A. from 2001 to 2002. Prior to that time, he worked at Banco Santiago, as the Manager of the Santiago Express Division, from 1993 to 2000 and in other positions since 1985. Mr. Cooper has a degree in business from the Universidad de Chile and a masters degree in business administration from the Pontificia Universidad Catolica de Chile.

Compensation

Consistent with Chilean law, we do not disclose to our shareholders, or otherwise make public, information regarding the compensation of our individual directors or officers. For the year ended December 31, 2002, the aggregate amount of compensation paid to all of our directors was Ch$1,471 million, and no amounts were set aside or accrued by us to provide pension, retirement or similar benefits for our directors and executive officers. This amount does not include Ch$2,699 million paid to our senior management and Ch$695 million paid to directors and executive officers of our subsidiaries. The Chilean Corporations Law does not require us to have a compensation committee.

Indebtedness of Directors and Executive Officers

The Chilean Corporations Law provides that any transaction in which a director has a personal interest or is acting on behalf of a third party must be previously approved by the board of directors, which will do so only when it has been informed of such director’s interest and the terms of such transaction are similar to those prevailing in the market. If the proposed transaction involves amounts considered material, the board must previously determine that such transaction is consistent with conditions prevailing in the market. If it is not possible for the board to reach such a judgment, the board may appoint two independent evaluators. The evaluators’ final conclusions must be made available to shareholders and directors for a period of 20 business days, during which shareholders representing 5% or more of the issued voting shares may request the board to summon a shareholders’ meeting to resolve the matter, with the agreement of two-thirds of the issued voting shares.

For purposes of this regulation, the law provides that the amount of a proposed transaction is material if (1) it exceeds 1% of the company’s paid-in capital and reserves (provided that it also exceeds 2,000 UF), or (2) it exceeds 20,000 UF. All resolutions approving such transactions must be reported to the company’s shareholders at the next annual shareholders’ meeting. Violations of this provision may result in administrative or criminal sanctions and civil liability to shareholders or third parties who suffer losses as a result of such violation.

Chilean law contains additional provisions restricting transactions with affiliates not involving directors or executive officers. The Chilean Corporations Law requires that our transactions with related parties be on market terms or on similar terms to those customarily prevailing in the market. We are required to compare the terms of any such transaction to those prevailing in the market at the date the transaction is to be entered into. Directors of companies that violate this provision are liable for losses resulting from such violation. As disclosed in note 16 to our audited consolidated financial statements, we incurred an aggregate of Ch$12,351 million in expenses and Ch$103 million in income from transactions other than loans with related parties in 2002.

As authorized by the General Banking Law, and within applicable regulatory limits, we also hold several outstanding loans owed by different affiliated corporations. All such loans

•	were made in the ordinary course of business;

•	were made on substantially the same terms, including interest rate and collateral, as those prevailing at the time for comparable transactions with other persons; and

•	did not involve more than the normal risk of collectibility or present other unfavorable features.

We held an aggregate of Ch$105,122 million in loans to, including Ch$26,600 million in collateral pledged by, related parties as of December 31, 2002. See note 16 to our audited consolidated financial statements for details concerning these transactions.

Code of Ethics

We have a Code of Ethics that applies to all of our employees, including our Chief Executive Officer, Chief Financial Officer, Principal Accounting Officer and Controller.

Governance Practices

Historically, we have had a directors’ committee, as required by the Chilean Corporations Law. Based on a recent resolution of the Chilean Superintendency of Banks and in response to the Sarbanes-Oxley Act of 2002, we have recently established an audit committee and a disclosure committee.

The Directors’ Committee

The three members of our directors’ committee are directors appointed by the board. The members serve on the committee for the same period as they serve as directors and can be re-elected. The majority of the members of the directors’ committee must be independent of the controlling shareholder according to Chilean law. The following current members of the directors’ committee were appointed by the board of directors at a meeting held on March 21, 2002:

•	Jorge Awad M. (Chair);

•	Gonzalo Menendez D.; and

•	Manuel Sobral F.

Mr. Jorge Awad and Mr. Manuel Sobral satisfy the requirement that they be independent of the controlling shareholder.

The directors’ committee may appoint independent personnel to carry out specific duties. The main duties of the directors’ committee are:

•	reviewing and approving all related party transactions;

•	reviewing our individual and consolidated financial statements and accounting policies;

•	reviewing the audit reports prepared by our internal comptroller and supervising our controlling divisions;

•	reviewing the work of our external auditors and interacting with rating agencies;

•	proposing external auditors at our annual general shareholders’ meeting;

•	discussing the compensation structure for senior management;

•	discussing money laundering prevention policies and compliance therewith;

•	reviewing and discussing management’s self evaluation process; and

•	reviewing complaints presented by our clients to the Chilean Superintendency of Banks.

The Audit Committee

In May 2003, the Chilean Superintendency of Banks adopted a resolution requiring that, from January 2004, all Chilean banks establish an audit committee composed of three members, two of whom must be directors appointed by the board of directors. The main duties of the audit committee are to review the efficiency of internal control systems, to ensure compliance with laws and regulations and to have a clear understanding of the risks involved in the bank’s business. The Chilean Superintendency of Banks recommends that at least one of the members be experienced with respect to the accounting procedures and financial aspects of banking operations. The members of the board appointed to the audit committee must be independent. To qualify as independent members, board members should not, for the last three years, have held positions as principal executive officers of the company, have performed professional services for the company, have commercial commitments with the company or with any of its affiliates or related persons, or have relations with other entities related to the company from which they have received material payments. Moreover, they may not accept any payment or other compensatory fee from the company, other than in their capacity as members of the board and of other committees.

According to the resolution, the duties of the audit committee are:

•	proposing external auditors to the board of directors;

•	proposing rating agencies to the board of directors;

•	reviewing audits and internal reports;

•	coordinating with internal and external auditors;

•	reviewing annual and interim financial statements and informing the board of directors of the results of such reviews;

•	reviewing the reports, procedures and extent of the work of external auditors;

•	reviewing the procedures and content of reports from external risk evaluators;

•	discussing the effectiveness and reliability of internal control procedures;

•	reviewing the performance of information systems, their sufficiency, reliability and use in decision making;

•	discussing the observance of internal regulations related to compliance with laws and regulations;

•	reviewing and deliberating on issues related to conflicts of interests;

•	investigating suspected fraudulent activities;

•	reviewing the inspection reports, instructions and presentations from the Chilean Superintendency of Banks;

•	reviewing compliance with the annual program of internal auditing; and

•	informing the board of directors of any change in accounting principles and its effects.

Other duties of the audit committee include, as needed:

•	reviewing money laundering procedures;

•	asking internal auditors to perform specific tasks;

•	making recommendations on specific tasks to external auditors; and

•	intervening in any other situation where intervention is warranted in the committee’s discretion.

According to the recommendation of the Chilean Superintendency of Banks, the audit committee shall have a charter that establishes its composition, organization, objectives, duties, responsibilities and extension of its activities. The audit committee must meet at least quarterly and shall provide an annual written report to the board of directors informing it of its activities. The report must also be presented to the annual shareholders’ meeting. At a meeting held on May 29, 2003, our board of directors resolved to establish an audit committee as of June 2003, composed of the members of the directors’ committee.

The board also resolved that the audit committee must meet at least eight times a year, that the directors’ committee shall meet at least four times a year. This procedure will be reviewed and, if needed, amended at year end.

We intend to fully comply with the requirements of the Sarbanes-Oxley Act of 2002, and the rules issued thereunder by the Securities and Exchange Commission, with respect to the composition and functions of our audit committee.

The Disclosure Committee

In response to the Sarbanes-Oxley Act, in May 2003 we also established a disclosure committee that formalizes the tasks necessary to ensure the accuracy and completeness of information disclosed by us to our shareholders and the market. The members of the disclosure committee include our Manager of Investor Relations, our Principal Accounting Officer, our senior in-house counsel in charge of international banking, the Manager of the Risk Control Division, the Manager of the Planning and Research Division, the Manager of the Planning and Research Area and, as needed, persons from our other divisions. These persons have been involved in the drafting of this annual report and are involved in the preparation of our quarterly disclosures.

Employees

The following table shows the breakdown of our full-time, permanent employees at the dates indicated:

	As of December 31,
	2000	2001	2002
Banco de Chile	4,350	4,052	5,671
Overseas branches and representative offices	63	55	48
Subsidiaries	421	428	2,936

Total	4,834	4,535	8,655

At December 31, 2002, we had 8,655 employees (on a consolidated basis) of which 1,736 (20.1%) were unionized. All management positions are held by non-unionized employees. We are party to four collective bargaining agreements (one of which we assumed as part of the merger with Banco A. Edwards) covering our unionized employees. Three collective bargaining agreements were signed in September 2001 and expire in December 2005; the other was signed in January 2003 and expires in December 2006. We have not experienced a strike in the last 10 years and consider relations with our employees to be satisfactory.

The increase in the number of our employees during 2002 is primarily the result of the merger with Banco de A. Edwards and the incorporation of Socofin, our new collection services subsidiary, in June 2002.

We have a comprehensive personnel training and development program that includes internal courses on operational, technical and commercial subjects as well as participation in external seminars. In 2002, the total cost of training programs was approximately 1.02% of total personnel salaries and expense. We do not maintain any pension or retirement programs for the vast majority of our employees. We do, however, pay certain long-serving key employees a severance payment upon retirement. Although we have, in the past, provided productivity bonuses to individual employees on a discretionary basis, we do not maintain a formal profit-sharing plan.

Share Ownership by Directors and Senior Management

Mr. Jacob Ergas, a member of our board of directors since January 2, 2002, controls Ever I Bae S.A., Inversiones Aspen Ltda., Inversiones Interover S.A. and J. Ergas Inversiones y Rentas Ltda. These holding companies own 4.92%, 1.60%, 0.04% and 0.58% of our outstanding shares, respectively. The shares owned by Mr. Ergas do not have preferential voting rights.

None of our other directors or members of senior management owns 1% or more of our outstanding common stock. Our directors and senior managers do not have different or preferential voting rights with respect to those shares they own.

We do not have any arrangements for involving employees in our capital, including any arrangements that involve the issue or grant of options of our shares or securities.

Item 7. Major Shareholders and Related Party Transactions

The following table sets forth information concerning the beneficial ownership of our shares as of June 18, 2003 for the following:

•	each person or entity who is known by us to own beneficially more than 5% of our outstanding share capital or voting power; and

•	our directors and members of our executive management group, as a group.

The calculation of percentages in the “Percentage of Outstanding Shares” column in the table below is based upon the number of our ordinary shares issued and outstanding as of June 18, 2003. There are no shares subject to options.

Name	Shares Beneficially Owned	Percentage of Shares	Shares Owned of Record	Percentage of Outstanding Shares	Number of Votes	Percentage of Votes
L.Q. Inversiones Financieras S.A.	—	—	13,762,345,978	20.22%	34,228,775,667	50.28%
Inversiones L.Q.-SM S.A.(1)	—	—	—	—	1,277,323,323	1.88
Ever I Bae S.A.(2)	—	—	3,352,452,374	4.92	3,352,452,374	4.92
Inversiones Aspen Ltda(2)	—	—	1,093,065,478	1.60	1,093,065,478	1.60
J. Ergas Inversiones y Rentas Ltda.(2)	—	—	392,034,250	0.58	392,034,250	0.58
Inversiones Interover S.A.	—	—	24,770,287	0.04	24,770,287	0.04
SM-Chile S.A.(3)	41,175,754,216	60.48%	12,582,052,427	18.48	—	—
Sociedad Administradora de la Obligacion Subordinada SAOS S.A.(3)	—	—	28,593,701,789	42.00	—	—
Directors and executive officers as a group (27 persons)	—	—	31,132,641	0.05	103,534,708	0.15
Other shareholders	26,904,029,389	39.52	8,248,228,381	12.11	27,607,827,518	40.55

Total	68,079,783,605	100.00%	68,079,783,605	100.00%	68,079,783,605	100.00%

(1)	Inversiones L.Q.-SM S.A. is a wholly owned subsidiary of L.Q. Inversiones Financieras S.A.
(2)	Ever I Bae S.A., Inversiones Aspen Ltda., J. Ergas Inversiones y Rentas Ltda. and Inversiones Interover S.A. are holding companies under the control of Mr. Jacob Ergas.
(3)	The sum of the shares directly held by SAOS and SM-Chile equals the amount of shares beneficially owned by SM-Chile because SM-Chile is the parent company of SAOS.

Quiñenco began acquiring our shares in 1999, and as of December 31, 1999 it had a 3.8% interest through shares it held directly and through SM-Chile, Quiñenco continued to acquire shares during 2000, and as of December 31, 2000, L.Q. Inversiones Financieras, its wholly owned subsidiary, held 12.3% of our shares.

On December 14, 2000, Quiñenco announced that it had entered into a preliminary agreement with our controlling shareholder group, led by Empresas Penta, to acquire, through its wholly owned subsidiary L.Q. Inversiones Financieras, an additional 35.8% interest in us for UF 19,766,052 (equivalent to U.S.$541.3 million on the announcement date). The acquisition was completed on March 27, 2001, as stated below.

On February 6, 2001, Quiñenco launched a tender offer on the Chilean Stock Exchange to acquire 5% of the outstanding shares of SM-Chile. The tender offer was successfully concluded on February 28, 2001. The shares purchased included 28.4 million of SM-Chile’s Series A shares, 550 million of SM-Chile’s Series B shares, 21.5 million of SM-Chile’s Series D shares and 29.3 million of SM-Chile’s Series E shares. The shares acquired during the tender offer represented 5% of the outstanding shares of each series of SM-Chile. The acquisition cost associated with the share purchase amounted to Ch$36,212 million (nominal).

On March 27, 2001, Quiñenco, through L.Q. Inversiones Financieras, acquired an additional 35.8% interest in us, pursuant to a purchase agreement between Quiñenco and our controlling shareholder group dated February 2, 2001. Quiñenco’s interest was acquired through the purchase of our shares and those of SM-Chile. The shares purchased included:

•	1,466.8 million of our ordinary shares, which represented 3.3% of our outstanding shares;

•	79.5 million shares of SM-Chile’s Series A shares, which represent 14.0% of the outstanding shares of SM-Chile;

•	4,144.1 million shares of SM-Chile’s Series B shares, which represent 37.7% of the outstanding shares of SM-Chile;

•	90.7 million shares of SM-Chile’s Series D shares, which represent 21.1% of the outstanding shares of SM-Chile; and

•	18.6 million shares of SM-Chile’s Series E shares, which represent 3.2% of the outstanding shares of SM-Chile.

The total purchase price was Ch$304,128 million (nominal).

Combined with the prior share purchases carried out in 1999 and 2000, Quiñenco’s aggregate interest in us as of March 27, 2001 reached 52.7%. As a result, L.Q. Inversiones Financieras became our largest shareholder and is represented by five of our eleven directors. After our merger with Banco de A. Edwards, L.Q. Inversiones Financieras holds a 52.16% voting interest in us.

At an extraordinary shareholders’ meeting held on December 16, 2001, our shareholders approved the merger with Banco de A. Edwards. Banco de A. Edwards merged into us, and we acquired all the assets and assumed all the liabilities of Banco de A. Edwards, and incorporated all of the equity and shareholders of that bank. As part of the merger, we issued 23,147,126,425 shares, without par value, that were distributed to Banco de A. Edwards’ shareholders at a rate of 3.135826295 of our shares for each Banco de A. Edwards share.

On August 26, 2002, L.Q. Inversiones Financieras transferred to its wholly owned subsidiary, Inversiones L.Q.-SM S.A., 377,528,973 shares of SM-Chile’s Series A shares, which represent 3.0% of the outstanding shares of SM-Chile, at a price of Ch$20.451 per share. The acquisition cost associated with the share transfer amounted to Ch$7,720 million (nominal).

All shareholders have the same voting rights.

Related Party Transactions

In the ordinary course of our business, we engage in a variety of transactions with certain of our affiliates and related parties. Financial information concerning these transactions is set forth in note 16 to our audited consolidated financial statements. The Chilean Corporations Law requires that our transactions with related parties be on a market basis or on similar terms to those customarily prevailing in the market. We are required to compare the terms of any such transaction to those prevailing in the market at the date the transaction is to be entered into. Directors of companies that violate this provision are liable for losses resulting from such violations.

In addition, the Chilean Corporations Law provides that any transaction by a director with a company in which that director has a personal interest or is acting on behalf of a third party must be previously approved by the board of directors, which will do so only when it has been informed of the director’s interest and is satisfied that the terms of such transaction are similar to those prevailing in the market. If the proposed transaction involves amounts considered to be material, the board must, in order to approve the transaction, previously determine that the transaction is consistent with conditions prevailing in the market. If it is not possible to reach such a judgment, the board may appoint two independent evaluators. The evaluators’ final conclusions must be made available to shareholders and directors for a period of 20 business days, during which shareholders representing 5% or more of the issued voting shares may request the board to call a shareholders’ meeting to resolve the matter, with the agreement of two-thirds of the issued voting shares required for approval. For purposes of this regulation, the law considers that the amount of a proposed transaction is material if (1) it exceeds 1% of the company’s paid-in capital and reserves, (provided that it also exceeds 2,000 UF) or (2) it exceeds 20,000 UF.

All resolutions approving such transactions must be reported to the company’s shareholders at the next annual shareholders’ meeting. Violations of this provision may result in administrative or criminal sanctions and civil liability to shareholders or third parties who suffer losses as a result of such violation. We believe that we have complied with the applicable requirements of the Chilean Corporations Law in all transactions with related parties and affirm that we will continue to comply with such requirements. See note 16 to our audited consolidated financial statements for a more detailed accounting of transactions with related parties.

As authorized by the General Banking Law, and within the regulatory limits, we hold several outstanding loans owed by different corporations related to us. All such loans (a) were made in the ordinary course of business, (b) were made on terms, including interest rate and collateral, substantially the same as those prevailing at the time for comparable transactions with other persons, and (c) did not involve more than the normal risk of collectibility or present other unfavorable features. See note 16 to our audited consolidated financial statements.

During the course of 2002, we entered into the following related party transactions, all of which were reported to the Chilean Superintendency of Banks:

•	In June 2002, we acquired 100% of the shares of Promarket from Inmobiliaria El Rosal S.A. and Sociedad Inmobiliaria del Norte Limitada for Ch$282,285 per share. The total aggregate purchase price was Ch$279 million of which Ch$141 million was paid to Sociedad Inmobiliaria del Norte and Ch$138 million was paid to Inmobiliaria El Rosal. At the time of the purchase, Inmobiliaria El Rosal was owned by Mr. Jacob Ergas, a member of our board of directors, and Sociedad Inmobiliaria del Norte was owned by Quiñenco.

•	In June 2002, we acquired 100% of the shares in Baned Servicios Especializados S.A. from Inmobiliaria El Rosal, Sociedad Inmobiliaria del Norte and Inversiones El Norte y El Rosal S.A. for Ch$30,900 per share. The total aggregate purchase price was Ch$309 million, of which Ch$1.5 million was paid to Inmobiliaria El Rosal, Ch$1.5 million was paid to Sociedad Inmobiliaria del Norte and Ch$306 million was paid to Inversiones El Norte y El Rosal. Baned Servicios Especializados subsequently changed its name to Socofin. At the time of the purchase, Inmobiliaria El Rosal was owned by Mr. Jacob Ergas, a member of our board of directors. Inmobiliaria del Norte Limitada was owned by Quiñenco and Inversiones El Norte y El Rosal was owned by Quiñenco and Mr. Jacob Ergas;

•	In August 2002, we, as successor of Banco de A. Edwards, and Inversiones Vita S.A., Inersa S.A. and Sociedad Inmobiliaria del Norte Limitada, amended a preliminary purchase agreement dated November 9, 2000, which had been entered into in connection with the purchase of 100% of the shares of Banchile Seguros de Vida. According to this agreement, we will be allowed to purchase those shares at market conditions if the General Banking Law is amended in the future to allow banks to own insurance companies. Inversiones Vita is beneficially owned by Mr. Jacob Ergas, a member of our board of directors. Inersa is beneficially owned by Mr. Andronico Luksic, the Vice Chairman of our board of directors. Sociedad Inmobiliaria del Norte Limitada is owned by Quiñenco.

•	In August 2002, we, along with Banchile Corredores de Serguros Limitada and Banchile Seguros de Vida, amended several provisions of a master agreement, distribution agreement and collection agreement executed by Banco de A. Edwards, Banedwards Corredora de Seguros Limitada and Banedwards Compañia de Seguros S.A., respectively. Under the terms of the amendment, the parties agreed to extend the term of the agreements until December 31, 2011. Banchile Seguros de Vida is beneficially owned by Mr. Jacob Ergas, a member of our board of directors, and by Mr. Andronico Luksic, the Vice Chairman of our board of directors;

•	In November 2002, we executed an amendment to our agreement with Empresa Nacional de Telecomunicaciones S.A. relating to data transmission, private telephone communication services and other additional services for branch network. The amendment affected the description of services and amount of fees according to our new requirements and structure following our merger with Banco de A. Edwards. Our expenses for telephone services under this agreement amounted to Ch$1,137 million in 2001 and Ch$2,617 million in 2002. Quiñenco has a passive investment interest in Empresa Nacional de Telecomunicaciones.

Item 8. Financial Information

Audited Consolidated Financial Statements

Please refer to “Item 18. Financial Statements.”

Legal Proceedings

We are subject to claims and are a party to legal proceedings incidental to the normal course of business.

Like other institutions in the Chilean financial system, two of our subsidiaries, Banchile Administradora General de Fondos and Banchile Corredores de Bolsa, may face allegations in connection with the Corfo-Inverlink case as a result of time deposits they acquired. Our subsidiaries used the time deposits as investments for the account of their administered funds and for their own account. As of March 7, 2003, the amount of such time deposits held by our subsidiaries totaled Ch$3,850 million. If proceedings are initiated against our subsidiaries, and a final judgment is entered declaring that those time deposits were illegally acquired, they may be required to reimburse Corfo for these amounts. While no proceedings have been initiated, any future potential litigation will contain an element of uncertainty. However, we do not believe that liabilities, if any, related to these claims and eventual proceedings are likely to have, in the aggregate, a material adverse effect on our consolidated financial condition or results of operations.

Neither we nor any of our subsidiaries are a party to any legal or governmental proceeding that is pending or, to our knowledge, threatened or contemplated against us or any of our subsidiaries such that, if determined adversely to us or any of our subsidiaries, would have a materially adverse effect, either individually or in the aggregate, on our business, financial condition or results of operations.

Dividends

The dividends on our shares are proposed by our board of directors and are approved by our shareholders at the annual ordinary shareholders’ meeting following the year with respect to which the dividends are proposed. Our annual ordinary shareholders’ meeting is held in the first three months of each year. Following shareholder approval, the dividends are declared and paid. Dividends are paid to shareholders of record on the fifth business day preceding the date set for payment of the dividend. The applicable record dates for the payment of dividends to holders of our ADSs are, to the extent practicable, the same. Under the Chilean Corporations Law and regulations issued thereunder, Chilean public corporations are generally required to distribute at least 30% of their earnings as dividends, but a bank is permitted to distribute less than such minimum amount in any given year if the holders of at least two-thirds of the bank’s outstanding stock so determine. Under the General Banking Law, a Chilean bank may only pay a single dividend per year (i.e. interim dividends are not permitted). It is our current policy to pay 100% of our earnings as dividends.

Our dividend policy is affected to some extent by the rights of SAOS, our affiliate, pursuant to its assumption of the Central Bank indebtedness discussed in “Item 5. Operating and Financial Review and Prospects—Introduction—Central Bank Subordinated Debt.”

We currently have one class of capital shares. In March 2003, we paid a dividend of Ch$2.00 per share.

Dividends payable to holders of our ADSs are net of conversion expenses of the depositary and are subject to Chilean withholding tax currently at the rate of 35%, subject to certain credits. Owners of our ADSs are not charged any fees with respect to cash or stock dividends.

Pursuant to current Chilean foreign exchange regulations, a shareholder who is not a resident of Chile need not register as a foreign investor in order to receive dividends, sale proceeds or other amounts with respect to its shares remitted outside Chile, but the investor must inform the Central Bank about any such transactions and must remit foreign currency through the Formal Exchange Market. Under the foreign investment contract, the depositary, on behalf of our ADS holders, will be granted access to the Formal Exchange Market to convert cash dividends from Chilean pesos to U.S. dollars and to pay such U.S. dollars to ADS holders outside Chile.

The following table sets forth the cash dividends declared on each share of our common stock and per ADS during the periods indicated:

	As of and for the Year Ended December 31,
	1998	1999	2000	2001	2002	2002
	(in constant Ch$ as of December 31, 2002)					(in U.S.$)
Dividend per common share(1)	1.85	1.20	2.00	1.93	2.00	0.0028
Dividend per F shares(1)	n.a.	n.a.	n.a.	n.a.	0.45	0.0006
Dividends per ADS of F shares(1) (2)	n.a.	n.a.	n.a.	n.a.	270.00	0.3790
Dividend per Banco de A. Edwards shares(1)	2.31	1.75	—	0.23	n.a.	n.a.
Dividends per ADS of Banco de A. Edwards(1) (3)	381.15	288.75	—	37.95	n.a.	n.a.

Note:	n.a. = not applicable.
(1)	Dividends per share and per ADS data are calculated dividing paid by the weighted average of shares outstanding during the year.
(2)	Calculated on the basis of 600 shares per ADS.
(3)	Calculated on the basis of 165 shares per ADS.

In 2002, as a consequence of the merger, we paid a dividend to holders of our common shares and to holders of F shares. Once the dividends were paid, the F shares were converted into common shares.

Whether future dividends will be paid will depend upon our earnings, financial condition, capital requirements, governmental regulations and policies and other factors. Accordingly, there can be no assurance that dividends in future years will be paid at a rate similar to dividends paid in past years.

Significant Changes

No significant changes in our financial condition have occurred since the date of the most recent audited consolidated financial statements included in this annual report.

Item 9. The Offer and The Listing

Nature of Trading Market

Shares of our common stock are traded on the Chilean stock exchanges. They have been listed on the Santiago Stock Exchange since1894, on the Electronic Stock Exchange since 1989 and on the Valparaiso Stock Exchange since 1894. The Santiago Stock Exchange is the principal trading market for our shares.

The Chilean securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States. The Santiago Stock Exchange, which is Chile’s principal exchange, had a market capitalization of approximately U.S.$48.1 billion as of December 31, 2002 and an average monthly trading volume of approximately U.S.$287 million for 2002. The Santiago Stock Exchange was established in 1893 and is a private company whose equity consists of 48 shares held by 46 shareholders. As of December 31, 2002, 245 series of shares were listed on the Santiago Stock Exchange.

The Santiago Stock Exchange accounts for approximately 72.6 % of all amounts traded in Chile. The ten largest companies in terms of market capitalization represented, as of December 31, 2002, approximately 47.1% of the Santiago Stock Exchange’s aggregate market capitalization and during 2002 accounted for approximately 40.5% of its total volume. During 2002, 18.5% of the companies listed on the Santiago Stock Exchange had their shares traded on an average of 70% or more of the exchange’s trading days. Approximately 25.9% of equity trading in Chile is conducted on the Chilean Electronic Stock Exchange, an electronic trading market which was created by banks and non-member brokerage houses. The remaining 1.5% of equity is traded on the Valparaiso Stock Exchange.

American Depositary Shares, each representing 600 shares of common stock, without nominal (par) value, have been listed on the New York Stock Exchange since January 2, 2002 under the symbol “BCH.” JPMorgan Chase Bank is our depositary for purposes of issuing the American Depositary Receipts evidencing our American Depositary Shares. As of December 31, 2002, a maximum of 1,568,502 ADSs were outstanding (equivalent to 941,101,200 shares of common stock or 1.38% of the total number of issued shares of common stock). It is not practicable for us to determine the proportion of ADSs beneficially owned by U.S. persons. 99.9% of record holders’ addresses are in the United States. Since certain of our American Depositary Shares are held by brokers or other nominees, the number of direct record holders in the United States may not be fully indicative of the number of direct beneficial owners in the United States or of where the direct beneficial owners of such shares are resident.

We listed our shares on the Latin American Stock Exchange of the Madrid Stock Exchange LATIBEX, and trading of our shares started on that exchange on October 8, 2002 under the code XBCH, grouped in trading units of 600 shares. In addition, since December 20, 2002, our shares are listed on the London Stock Exchange (LSE).

The table below shows, for the periods indicated, the annual, quarterly and monthly high and low closing prices (in nominal Chilean pesos) of the shares of our securities on the Santiago Stock Exchange, the Electronic Stock Exchange, and the Valparaiso Stock Exchange:

	Santiago Stock Exchange		Electronic Stock Exchange		Valparaiso Stock Exchange
	Common Stock		Common Stock		Common Stock
	High	Low	High	Low	High		Low
	(Ch$ per share )(1)		(Ch$ per share )(1)		(Ch$ per share )(1)

Annual Price History
1998	22.0	9.9	21.5	10.0	19.6		10.0
1999	25.0	11.5	25.0	11.9	24.9		11.8
2000	27.0	21.0	26.0	21.0	26.0		21.0
2001	28.0	21.7	28.0	21.6	28.0		21.6
2002	26.0	16.8	25.2	16.5	25.0		17.0

Quarterly Price History
2001
1st Quarter	26.0	21.7	26.0	21.6	26.0		21.6
2nd Quarter	28.0	23.2	28.0	23.1	28.0		23.1
3rd Quarter	28.0	23.0	28.0	23.0	28.0		23.5
4th Quarter	26.5	22.7	26.0	22.7	26.0		22.8
2002
1st Quarter	26.0	20.0	25.2	20.5	25.0		20.1
2nd Quarter	19.9	18.1	20.0	18.0	19.5		18.6
3rd Quarter	18.7	16.8	18.7	16.5	18.7		17.0
4th Quarter	19.8	17.9	19.5	17.9	19.8		18.0
2003
1st Quarter	22.5	19.2	22.5	19.2	22.1		20.3

Monthly Price History
December 2002	19.8	18.3	19.5	18.5	19.8		18.7
January 2003	21.7	19.2	21.6	19.2	21.7		20.3
February 2003	22.1	21.2	22.2	21.2	21.8		21.7
March 2003	22.5	20.8	22.5	20.5	22.1		20.7
April 2003	23.5	20.7	23.5	20.8	22.5		20.8
May 2003	24.6	23.3	25.0	23.3	—	(2)	—	(2)

Sources:	Santiago Stock Exchange, Electronic Stock Exchange, Valparaiso Stock Exchange—Official Quotation Bulletin.
(1)	Pesos per share reflect nominal price at trade date.
(2)	May 2003 high and low closing prices information for the Valparaiso Stock Exchange is not available given the low volume of our shares traded on that exchange.

The table below shows the annual, quarterly and monthly high and low closing prices in U.S. dollars and in Euros, respectively, as reported by the New York Stock Exchange (NYSE) and Madrid Stock Exchange (LATIBEX):

	New York Stock Exchange		Madrid Stock Exchange (LATIBEX)
	ADS(1)		Trading Units(2)
	High	Low	High	Low
	(U.S.$ per ADS)		(Euro$ per Trading Unit)
Annual Price History
2002	20.30	14.39	16.67	14.90

Quarterly Price History
2002
1st Quarter	20.30	15.75	n.a.	n.a.
2nd Quarter	18.10	15.82	n.a.	n.a.
3rd Quarter	16.20	14.39	n.a.	n.a.
4th Quarter	17.10	14.45	16.67	14.90
2003
1st Quarter	18.15	15.91	16.80	15.26

Monthly Price History
December 2002	17.10	15.45	16.67	15.41
January 2003	18.00	15.91	16.80	15.26
February 2003	18.15	16.60	16.80	15.50
March 2003	17.90	16.85	16.60	15.50
April 2003	19.98	17.29	18.10	15.81
May 2003	21.48	19.70	18.36	17.02

Sources:	New York Stock Exchange and Madrid Stock Exchange—Official Quotation Bulletin.
Note:	n.a.—not applicable; trading units first listed on the Madrid Stock Exchange on October 8, 2002.
(1)	Price per ADS in U.S.$; one ADS represents 600 shares of common stock.
(2)	Price per Trading Unit in Euro$: One Trading Unit represents 600 shares of common stock.

We have been subjected to three trading suspensions since 2000. On December 4, 2000, trading was suspended on the Santiago Stock Exchange for two and a half hours due to a 26.32% increase in the price of our shares of common stock. Trading was subsequently suspended for the remainder of the day on December 4, 2000, until noon on December 5, 2000 as a result of Resolution 351 of the Chilean Superintendency of Securities and Insurance, which requested information from Empresas Penta and Quiñenco regarding the change in their direct and beneficial ownership interest in us. Trading was also suspended on the Santiago Stock Exchange on January 2, 2001 until 10:00 a.m. on January 3, 2001. This suspension was the result of a report by Reuters that L.Q. Inversiones had requested authorization from the Chilean Superintendency of Securities and Insurance to acquire an additional 25% stake in SM-Chile. Trading in our securities has not been suspended since January 3, 2001.

Item 10. Additional Information

Set forth below is a brief summary of the significant provisions of our bylaws, or estatutos and Chilean law. This description contains all material information concerning our shares, but does not purport to be complete and is qualified in its entirety by reference to our estatutos (a copy of which has been filed as an exhibit to this annual report), the General Banking Law, the Chilean Corporations Law and the Ley de Mercado de Valores No. 18,045, or the Securities Market Law. For a description of the provisions of our estatutos related to our board of directors and our audit committee, see “Item 6. Directors, Senior Management and Employees” and for those related to our dividends, see “Item 8. Financial Information—Dividends.”

We are an open stock (public) corporation. Open stock (public) corporations are those with 500 or more shareholders, or companies in which 100 or more shareholders own at least 10% of the subscribed capital

(excluding those whose individual holdings exceed 10%), and all other companies that are registered in the Securities Registry of the Chilean Superintendency of Securities and Insurance. The Chilean Corporations Law sets forth the rules and requirements for establishing open stock corporations. Shareholder rights in a Chilean bank that is also an open stock corporation are governed by the bank’s estatutos, which effectively serve as both the articles of incorporation and the bylaws of a company incorporated in the United States. Article 137 of the Chilean Corporations Law provides that all provisions of the Chilean Corporations Law take precedence over any contrary provision in a corporation’s estatutos. Both the Chilean Corporations Law and our estatutos provide that legal actions by shareholders against us (or our officers or directors) to enforce their rights as shareholders or by one shareholder against another in their capacity as such are to be brought in Chile in arbitration proceedings.

The Chilean securities markets are principally regulated by the Chilean Superintendency of Securities and Insurance under the Securities Market Law and the Chilean Corporations Law. In the case of banks, compliance with these laws is supervised by the Chilean Superintendency of Banks. These two laws provide for disclosure requirements, restrictions on insider trading and price manipulation and protection of minority investors. The Securities Market Law sets forth requirements relating to public offerings, stock exchanges and brokers, and outlines disclosure requirements for companies that issue publicly offered securities.

Capitalization

There is currently one outstanding series of our capital stock. We have a total of 68,079,783,605 outstanding shares. All of our shares are fully subscribed and paid and there are no legal restrictions on the payment of dividends from our net income, except that we may only pay a single dividend per year (i.e. interim dividends are not permitted). Chilean public corporations are generally required to distribute at least 30% of their earnings as dividends, but a bank is permitted to distribute less than such minimum amount in any given year if the holders of at least two-thirds of the bank’s outstanding stock so determine. All of our shares have full voting rights. As part of our merger with Banco de A. Edwards, Banco de A. Edwards shareholders received “F shares” of Banco de Chile. The F shares had all of the same rights as our common stock, except that they entitled holders to receive dividends in 2002 with respect to Banco de A. Edwards’ 2001 income. Once these dividends were declared and paid, the F shares automatically converted on a one-for-one basis into shares of our common stock. Accordingly, the F shares no longer exist.

Under Chilean law, the shareholders of a company, acting at an extraordinary shareholders’ meeting, have the power to authorize an increase in the company’s capital. When an investor subscribes for issued shares, the shares are registered in such investor’s name, even if not paid for, and the investor is treated as a shareholder for all purposes except with regard to receipt of dividends and the return of capital. The investor becomes eligible to receive dividends or the return of capital once it has paid for the shares; if it has paid for only a portion of such shares, it is entitled to reserve a corresponding pro-rata portion of the dividends declared with respect to such shares unless the company’s bylaws provide otherwise. If an investor does not pay for shares for which it has subscribed on or prior to the date agreed upon for payment, the company is entitled under Chilean law to auction the shares on the stock exchange and collect the difference, if any, between the subscription price and the auction proceeds. However, until such shares are sold at auction, the subscriber continues to exercise all the rights of a shareholder (except the right to receive dividends or the return of capital. In the case of banks, authorized shares and issued shares that have not been paid for within the period fixed for their payment by the Chilean Superintendency of Banks are cancelled and are no longer available for issuance by the company.

The Chilean Corporations Law provides that the purchaser of shares of a company implicitly accepts its bylaws and any agreements adopted at shareholders’ meetings.

Ownership Restrictions

Under the Securities Market Law and the regulations of the Chilean Superintendency of Banks, shareholders of open stock corporations are required to report the following to the Chilean Superintendency of Securities and Insurance and the Chilean stock exchanges:

•	any direct or indirect acquisition or sale of shares that results in the holder’s acquiring or disposing of, directly or indirectly, 10% or more of an open stock corporation’s share capital; and

•	any direct or indirect acquisition or sale of shares or options to buy or sell shares, in any amount, if made by a holder of 10% or more of an open stock corporation’s capital or if made by a director, liquidator, main officer, general manager or manager of such corporation.

In addition, any person who acquires 10% or more of our shares must include in the report whether the purpose of the acquisition is to acquire control of us or if he or she is making a financial investment. A beneficial owner of ADSs representing 10% or more of our share capital will be subject to these reporting requirements under Chilean law.

According to the regulations of the Chilean Superintendency of Banks, Chilean banks that issue ADSs are required to inform the Chilean Superintendency of Banks if any person, directly or beneficially, acquires ADSs representing 5% or more of the total amount of shares of capital stock issued by such bank.

Under the Securities Market Law and the regulations of the Chilean Superintendency of Banks, persons or entities intending to acquire control, directly or indirectly, of an open stock corporation are also required to inform the public of such intention at least 10 business days in advance but in any case, as soon as negotiations regarding the change of control begin (i.e., when information and documents concerning the target are delivered to the potential acquiror) through a filing with the Chilean Superintendency of Securities and Insurance, the stock exchanges and the companies controlled by and that control the target and through a notice published in two Chilean newspapers, which notice must disclose, among other information, the person or entity purchasing or selling and the price and conditions of any negotiations.

Prior to such publication, a written communication to such effect must be sent to the target corporation, to the controlling corporation, to the corporations controlled by the target corporation, to the Chilean Superintendency of Securities and Insurance and to the Chilean stock exchanges. Title XV of the Securities Market Law provides the definition of a controlling power, direct holding and related party.

The General Banking Law provides that, as a matter of public policy, no person or company may acquire, directly or indirectly, more than 10% of the shares of a bank without the prior authorization of the Chilean Superintendency of Banks, which may not be unreasonably withheld. The prohibition also applies to beneficial owners of ADSs. In the absence of such authorization, any person or group of persons acting in concert would not be permitted to exercise voting rights with respect to the shares or ADSs acquired. In determining whether to issue such an authorization, the Chilean Superintendency of Banks considers a number of factors enumerated in the General Banking Law, including the financial stability of the purchasing party.

The General Banking Law also requires the prior authorization of the Chilean Superintendency of Banks for:

•	the merger of two or more banks;

•	the acquisition of all or a substantial portion of a bank’s assets and liabilities by another bank;

•	the control by the same person or controlling group of two or more banks; or

•	a substantial increase in the share ownership by a controlling shareholder of a bank.

The prior authorization is required solely when the acquiring bank or the resulting group of banks would own a significant market share in loans, defined by the Chilean Superintendency of Banks to be more than 15.0% of all loans in the Chilean banking system. The intended purchase may be denied by the Chilean Superintendency of Banks, or may be conditioned on one or more of the following:

•	that the bank or banks maintain an effective equity higher than 8.0% and up to 14.0% of their risk weighted assets;

•	that the technical reserve requirements established by Article 65 of the General Banking Law be applicable when deposits exceed one and a half times the resulting bank’s paid-in capital and reserves; or

•	that the margin for interbank loans be diminished to 20% of the resulting bank’s total capital.

The General Banking Law and the regulations issued by the Chilean Superintendency of Banks create the presumption that natural persons who are holders of shares and who beneficially own more than 1% of the shares are related to the bank and imposes certain restrictions on the amounts and terms of loans to them made by the related bank. This presumption also applies to beneficial owners of ADSs representing more than 1% of the shares.

Preemptive Rights and Increases of Share Capital

The Chilean Corporations Law provides that whenever a Chilean company issues new shares for cash, it must offer its existing shareholders the right to purchase a sufficient number of shares to maintain their existing ownership percentages in the company. Pursuant to this requirement, we will offer preemptive rights in connection with any future issue of shares to the depositary as the registered owner of the shares underlying the ADSs. However, the depositary will not be able to make the preemptive rights available to U.S. holders of ADSs unless a registration statement under the Securities Act of 1933, as amended, is effective with respect to the underlying shares or an exemption from the registration requirements thereunder is available.

We intend to evaluate, at the time of any preemptive rights offering, the practicality under Chilean law and Central Bank regulations in effect at the time of making such rights available to our ADS holders, as well as the costs and potential liabilities associated with the registration of such rights and the related shares of common stock under the Securities Act, and the indirect benefits to us of thereby enabling the exercise by all or certain U.S. holders of ADSs of their preemptive rights and any other factors we consider appropriate at the time. There can be no assurance that any registration statement would be filed. If we do not file a registration statement and no exemption from the registration requirements under the Securities Act is available, the depositary will sell such holders’ preemptive rights and distribute the proceeds if a premium can be recognized over the cost of such sale.

In the event that the depositary is not able, or determines that it is not feasible, to sell such rights at a premium over the cost of any such sale, all or certain U.S. holders of ADSs may receive no value for such rights. Non-U.S. holders of ADSs may be able to exercise their preemptive rights regardless of whether a registration statement is filed. The inability of all or certain U.S. holders of ADSs to exercise preemptive rights in respect of shares of common stock underlying such ADSs could result in such holders not maintaining their percentage ownership of the common stock following a preemptive rights offering unless the holder made additional market purchases of ADSs or shares of common stock.

Under Chilean law, preemptive rights are exercisable or freely transferable by shareholders during a period that cannot be less than 30 days following the grant of such rights. During such period, and for an additional 30-day period thereafter, a Chilean company is not permitted to offer any unsubscribed shares for sale to third parties on more favorable terms than those offered to its shareholders. At the end of such additional 30-day period, a Chilean open stock corporation is authorized to sell unsubscribed shares to third parties on any terms, provided that they are sold on a Chilean stock exchange. Unsubscribed shares that are not sold on a Chilean stock exchange can be sold to third parties only on terms no more favorable to the purchaser than those offered to shareholders.

Shareholders’ Meetings and Voting Rights

An ordinary annual meeting of shareholders is held within the first three months of each year, generally in March. The ordinary annual meeting of shareholders is the corporate body that approves the annual financial statements, all dividends in accordance with the dividend policy determined by our board of directors and any other matter that does not require an extraordinary shareholders’ meeting and elects our board of directors. The last ordinary annual meeting of our shareholders was held on March 20, 2003. Extraordinary meetings may be called by our board of directors when deemed appropriate, and ordinary or extraordinary meetings must be called by our board of directors when requested by shareholders representing at least 10% of the issued voting shares or by the Chilean Superintendency of Banks.

Notice to convene the ordinary annual meeting or an extraordinary meeting is given by means of three notices that must be published in a newspaper of our corporate domicile (currently Santiago, Chile) or in the Official Gazette in a prescribed manner, and the first notice must be published not less than 15 calendar days nor more than 20 calendar days in advance of the scheduled meeting. Notice must also be given to the Chilean Superintendency of Banks and the Santiago, Valparaiso and Electronic Stock Exchanges. Currently, we publish our official notices in the Diario El Mercurio.

The notice of a shareholders’ meeting must be mailed not fewer than 15 calendar days prior to the date of such meeting and, in the case of an ordinary annual shareholders’ meeting, shareholders holding a prescribed minimum investment must be sent an annual report of our activities which includes audited consolidated financial statements. Shareholders who do not fall into this category but who request it must also be sent a copy of our annual report. In addition to these requirements, we regularly provide, and management currently intends to continue to provide, together with the notice of shareholders’ meeting, a proposal for the final annual dividend.

The quorum for a shareholders’ meeting is established by the presence, in person or by proxy, of shareholders representing at least an absolute majority of the issued shares; if a quorum is not present at the first meeting on first call, the meeting can be reconvened (in accordance with the procedures described in the previous paragraph) and, upon the meeting being reconvened, shareholders present at the reconvened meeting are deemed to constitute a quorum regardless of the percentage of the shares represented.

The shareholders’ meetings pass resolutions by the affirmative vote of an absolute majority of those voting shares present or represented at the meeting. A vote by a two-thirds majority of the issued shares, however, required at any shareholders’ meeting to approve any of the following actions:

•	a change in corporate form, merger or spin-off;

•	an amendment to our term of existence or early dissolution;

•	a change in corporate domicile;

•	a decrease of corporate capital;

•	the approval of capital contributions in kind and a valuation of the assets contributed;

•	a modification of the powers of shareholders or limitations on the powers of our board of directors;

•	a reduction in the number of members of our board of directors;

•	the transfer of 50% or more of the corporate assets or the formation or amendment of any business plan that contemplates the transfer of 50% or more of our corporate assets;

•	any non-cash distribution in respect of the shares;

•	the granting of guarantees to secure third-party obligations in excess of 50% of our corporate assets, unless granted to a subsidiary; or

•	the repurchase of shares.

Shareholders may cumulate their votes for the election of directors and cast the same in favor of one person.

In general, Chilean law does not require a Chilean open stock corporation to provide the level and type of information that U.S. securities laws require a reporting company to provide to its shareholders in connection with a solicitation of proxies. Shareholders are entitled to examine the books of a company within the 15-day period before its ordinary annual meeting.

The Chilean Corporations Law provides that whenever shareholders representing 10% or more of the issued voting shares so request, a Chilean company’s annual report must include, in addition to the materials provided by the board of directors to shareholders, any shareholders’ comments and proposals in relation to the company’s affairs. Similarly, the Chilean Corporations Law provides that whenever the board of directors of an open stock corporation convenes an ordinary meeting of the shareholders and solicits proxies for that meeting, or distributes information supporting its decisions or other similar material, it is obligated to include as an annex to its annual report any pertinent comments and proposals that may have been made by shareholders owning 10% or more of the company’s voting shares who have requested that such comments and proposals be included.

Only shareholders registered as such with us on the fifth business day prior to the date of a meeting are entitled to attend and vote their shares. A shareholder may appoint another individual (who need not be a shareholder) as his proxy to attend and vote on his behalf. Every shareholder entitled to attend and vote at a shareholders’ meeting has one vote for every share subscribed.

Dividend, Liquidation and Appraisal Rights

Under the Chilean Corporations Law, Chilean companies are generally required to distribute at least 30% of their earnings as dividends. However, under the General Banking Law, banks are permitted to distribute less than such minimum amount in any given year if holders of at least two-thirds of the bank’s common stock so determine. In the event of any loss of capital or decrease in the legal reserve, no dividends can be distributed until the loss is recovered. Also, a bank cannot distribute dividends above the legal minimum if doing so would result in the bank exceeding its maximum indebtedness ratio or its lending limits. See “Item 8. Financial Information—Dividends.”

Dividends that are declared but not paid by the date set for payment at the time of declaration are adjusted from the date set for payment to the date they are actually paid, and interest is accrued thereon. The right to receive a dividend lapses if it is not claimed within five years from the date the dividend is payable.

We may declare a dividend in cash or in shares. When a share dividend is declared above the legal minimum (which minimum must be paid in cash), our shareholders must be given the option to elect to receive cash. A U.S. holder of our ADSs may, in the absence of an effective registration statement under the Securities Act or an available exemption from the registration requirement thereunder, effectively be required to receive a dividend in cash. See “—Preemptive Rights and Increases of Share Capital.”

In the event of our liquidation, the holders of our fully paid shares would participate equally and ratably, in proportion to the number of paid-in shares held by them, in our assets available after payment of all our creditors.

In accordance with the General Banking Law, our shareholders would have no appraisal rights in the event of a business combination or otherwise.

Approval of Financial Statements

Our board of directors is required to submit our audited consolidated financial statements to the shareholders annually for their approval. The approval or rejection of the financial statements is entirely within our shareholders’ discretion. If our shareholders reject our financial statements, our board of directors must submit new financial statements not later than 60 calendar days from the date of the rejection. If our shareholders reject our new financial statements, our entire board of directors is deemed removed from office and a new board of directors is elected at the same meeting. Directors who individually approved our financial statements are disqualified from running for re-election for the ensuing period.

Registrations and Transfers

We act as our own registrar and transfer agent, as is customary among Chilean companies. In the case of jointly owned shares, an attorney-in-fact must be appointed to represent the joint owners in dealings with us.

Amendments to the Chilean Securities Laws and Chilean Corporations Law

On December 20, 2000, the Chilean Congress enacted Law No. 19,705, which amended the Securities Market Law and the Chilean Corporations Law. Among the amendments introduced, Law No. 19,705 established that certain transactions may only be performed via a tender offer. In particular, the acquisition of shares with the intention of obtaining control of an open stock corporation, an offer to buy shares representative of 3% or more of the outstanding shares after obtaining control of an open stock corporation and the sale of shares by controlling shareholders when the price paid is substantially higher than the market price must all be performed by means of a tender offer. According to the Chilean Superintendency of Securities and Insurance, a price should be deemed substantially higher than the market price when it is 10% higher than the average market price for a period starting 90 calendar days and ending 30 calendar days before the proposed transaction.

The amendments introduced to the Chilean Corporations Law by the enactment of Law No. 19,705 also established that:

•	open stock corporations must create directors committees with the power to revise and approve transactions when the interest of the controlling shareholders is involved in those transactions. A majority of the committee’s members must be independent directors, if there are any;

•	open stock corporations can offer stock options to their officers and employees when their general shareholders’ meeting approves an increase of capital with the issuance of new shares, within a limit of 10% of the new shares issued;

•	open stock corporations can buy back their own shares with a limit of 5% of the paid-in capital and reserves;

•	mutual funds, as shareholders, can vote for the company’s board of directors, but they cannot vote for a member of the board who is related to the controlling shareholders of the company; and

•	directors and shareholders who hold 5% or more of the outstanding shares have the right to sue for indemnification on behalf of the company for any damages that the company may suffer as a result of a third party’s actions.

MATERIAL CONTRACTS

On October 3, 2001, we entered into a merger agreement with Banco de A. Edwards. The merger agreement set forth the steps necessary for the merger, such as shareholder approval at a general extraordinary shareholders’ meetings and the approval by the Chilean Superintendency of Banks. The merger agreement also required that we establish an ADR program and list those securities on the New York Stock Exchange. It also provided for that the equity contribution of Banco de A. Edwards to be equivalent to 34% of the merged bank, so that the shareholders of Banco de A. Edwards would have the right to receive 3.135826295 shares of

Banco de Chile for each share of Banco de A. Edwards that they held. On December 6 and December 18, 2001 the general extraordinary shareholders’ meetings of Banco de Chile and Banco de A. Edwards, respectively, approved the terms and conditions of the merger, effective as of January 1, 2002.

EXCHANGE CONTROLS

The Central Bank is responsible for, among other things, monetary policies and exchange controls in Chile. Appropriate registration of a foreign investment in Chile grants the investor access to the Formal Exchange Market. Foreign investments can be registered with the Foreign Investment Committee under Decree Law No. 600 or can be registered with the Central Bank under the Central Bank Act. The Central Bank Act is an organic constitutional law requiring a “special majority” vote of the Chilean Congress to be modified.

On April 16, 2001, the Central Bank agreed that, effective April 19, 2001:

•	the prior foreign exchange restrictions would be eliminated; and

•	a new Compendio de Normas de Cambios Internacionales, or Compendium of Foreign Exchange Regulations, would be applied.

The main objective of this change, as declared by the Central Bank, is to facilitate capital movements from and into Chile and encourage foreign investment.

The following specific restrictions were eliminated:

•	a reserve requirement with the Central Bank for a period of one year. This mandatory reserve was previously imposed on foreign loans and funds brought into Chile to purchase shares other than those acquired in the establishment of a new company or in the capital increase of the issuing company. This reserve requirement was decreased from 30% to 0% of the proposed investment on September 16, 1998;

•	the requirement for prior approval by the Central Bank for certain operations, such as repatriation of investments and payments to foreign creditors;

•	the mandatory return of foreign currencies to Chile; and

•	the mandatory conversion of foreign currencies into Chilean pesos.

Under the new regulations, only the following limitations are applicable to these operations:

•	the Central Bank must be provided with information related to certain operations, such as foreign investments and foreign credits; and

•	certain operations, such as money transfers to and from Chile must be conducted within the Formal Exchange Market.

The Central Bank also eliminated Chapter XXVI of the “Compendium of Foreign Exchange Regulations,” which regulated the establishment of an ADR facility by a Chilean company. According to the new rules, it is not necessary to seek the Central Bank’s prior approval in order to establish an ADR facility. The establishment of an ADR facility is now regarded as an ordinary foreign investment. The establishment of an ADR facility now simply requires that the Central Bank be informed of the transaction, and that the transaction be conducted exclusively through the Formal Exchange Market.

Foreign Investment Contract

We are a party, as legal successor of Banco de A. Edwards, to the currently existing foreign investment contract with the Central Bank and the depositary (a copy of which was filed as an exhibit to our Registration Statement on Form F-4 (File No. 333-14020) filed with the Securities and Exchange Commission on October 18, 2001). Absent the foreign investment contract, under applicable Chilean exchange controls, investors would not be granted access to the Formal Exchange Market for the purpose of converting pesos to U.S. dollars and repatriating from Chile amounts received with respect to deposited shares or shares withdrawn from deposit on surrender of ADSs (including amounts received as cash dividends and proceeds from the sale in Chile of the underlying shares and any rights arising therefrom).

The following is a summary of the material provisions of the foreign investment contract. This summary does not purport to be complete and is qualified in its entirety by reference to the foreign investment contract. Under the foreign investment contract, the Central Bank agrees to grant to the depositary, on behalf of ADR holders, and to any investor not residing or domiciled in Chile who withdraws shares upon delivery of ADRs (we refer to such shares as withdrawn shares), access to the Formal Exchange Market to convert pesos to U.S. dollars (and remit such U.S. dollars outside of Chile) in respect of shares represented by ADSs or withdrawn shares, including amounts received as:

•	cash dividends;

•	proceeds from the sale in Chile of withdrawn shares (subject to receipt by the Central Bank of a certificate from the holder of the withdrawn shares (or from an institution authorized by the Central Bank) that such holder’s residence and domicile are outside Chile and a certificate from a Chilean stock exchange (or from a brokerage or securities firm established in Chile) that such withdrawn shares were sold on a Chilean stock exchange);

•	proceeds from the sale in Chile of rights to subscribe for additional shares;

•	proceeds from our liquidation, merger or consolidation; and

•	other distributions, including without limitation those resulting from any recapitalization as a result of holding shares represented by ADSs or withdrawn shares.

Transferees of withdrawn shares will not be entitled to any of the foregoing rights unless the withdrawn shares are redeposited with the depositary. Investors receiving withdrawn shares in exchange for ADRs will have the right to redeposit such shares in exchange for ADRs, provided that the conditions to redeposit are satisfied.

The foreign investment contract provides that a person who brings foreign currency into Chile to purchase shares with the benefit of the foreign investment contract must convert the foreign currency into pesos on the same date as the foreign currency is brought into Chile and then has five banking business days within which to invest the currency in shares in order to receive the benefits of the foreign investment contract. If the person decides within that period not to acquire shares, he or she can access the formal exchange market to reacquire dollars, provided that the applicable request is presented to the Central Bank within seven baking business days of the initial conversion into pesos. Shares acquired as described above may be deposited for ADSs and receive the benefits of the foreign investment contract, subject to:

•	receipt by the Central Bank of a certificate from the depositary that such deposit has been effected and that the related ADRs have been issued; and

•	receipt by the custodian of a declaration from the person making such deposit waiving the benefits of the foreign investment contract with respect to the deposited shares.

Access to the Formal Exchange Market under any of the circumstances described above is not automatic. Such access requires approval of the Central Bank based on a request presented through a banking institution established in Chile. The foreign investment contract provides that if the Central Bank has not acted on the request within seven banking days, the request will be deemed approved.

Under current Chilean law, the foreign investment contract cannot be changed unilaterally by the Central Bank, and there are judicial precedents (which are not binding with respect to future judicial decisions) indicating that the foreign investment contract may not be abrogated by future legislative changes. There can be no assurance, however, that additional Chilean restrictions applicable to the holders of ADRs, the disposition of underlying shares or the repatriation of the proceeds from such disposition could not be imposed in the future, nor can we assess the duration or impact of such restrictions if imposed.

TAXATION

Chilean Tax Considerations

The following discussion is based on certain Chilean income tax laws presently in force, including Ruling No. 324 of January 29, 1990 of the Servicio de Impuestos Internos, or the Chilean Internal Revenue Service, and other applicable regulations and rulings. The discussion summarizes the principal Chilean income tax consequences of an investment in ADSs or shares of common stock by an individual who is not domiciled in, or a resident of, Chile or a legal entity that is not organized under the laws of Chile and does not have a permanent establishment located in Chile, which we refer to as a foreign holder. For purposes of Chilean tax law, an individual holder is a resident of Chile if he or she has resided in Chile for more than six consecutive months in one calendar year or for a total of more than six months, whether consecutive or not, in two consecutive tax years. An individual holder is domiciled in Chile if he or she resides in Chile with the purpose of staying in Chile (such purpose to be evidenced by circumstances such as the acceptance of employment within Chile or the relocation of his or her family to Chile). This discussion is not intended as tax advice to any particular investor, which can be rendered only in light of that investor’s particular tax situation.

Under Chilean law, provisions contained in statutes such as tax rates applicable to foreign holders, the computation of taxable income for Chilean purposes and the manner in which Chilean taxes are imposed and collected may be amended only by another statute. In addition, the Chilean tax authorities issue rulings and regulations of either general or specific application and interpret the provisions of Chilean tax law. Chilean taxes may not be assessed retroactively against taxpayers who act in good faith relying on such rulings and regulations, but Chilean tax authorities may change rulings and regulations prospectively. There is no general income tax treaty in force between Chile and the United States.

Cash Dividends and Other Distributions

Cash dividends paid by us with respect to ADSs or shares of common stock held by a foreign holder will be subject to a 35.0% Chilean withholding tax, which is withheld and paid over by us, which we refer to as the Chilean withholding tax. A credit against the Chilean withholding tax is available based on the level of corporate income tax, or first category tax, actually paid on the taxable income to which the dividend is imputed; however, this credit does not reduce the Chilean withholding tax on a one-for-one basis because it also increases the base on which the Chilean withholding tax is imposed. In addition, distribution of book income in excess of retained taxable income is subject to the Chilean withholding tax, but such distribution is not eligible for the credit. Under Chilean income tax law, for purposes of determining the level of the first category tax paid, dividends generally are assumed to have been paid out of oldest retained taxable profits. The effective rate of withholding tax to be imposed on dividends paid by us will vary depending upon the amount of first category tax paid by us on the earnings to which the dividends are attributed. In our case, the amount paid as first category tax is lower than it would be based on our income because the dividends paid to SAOS are accounted for as a cost to us. Presently, the first category tax rate is 16.5%. The first category tax rate will be 17.0% from 2004 onwards. Whether the first category tax is imposed or not, the effective overall combined rate of Chilean taxes imposed with respect to our distributed profits is 35.0%.

The foregoing tax consequences apply to cash dividends paid and dividend distributions made in property, other than shares of common stock. Share dividends are not subject to Chilean taxation.

Capital Gains

Gain realized on the sale, exchange or other disposition by a foreign holder of ADSs (or ADRs evidencing ADSs) will not be subject to Chilean taxation, provided that such disposition occurs outside Chile or that it is performed under the rules of Title XXIV of the Chilean Securities Market Law, as amended by Law No. 19,601. The deposit and withdrawal of shares of common stock in exchange for ADRs will not be subject to any Chilean taxes.

Gain recognized on the sale or exchange of shares of common stock (as distinguished from sales or exchanges of ADSs representing such shares of common stock) by a foreign holder will be subject to both the first category tax and the Chilean withholding tax (the former being creditable against the latter) if (1) the foreign holder has held such shares of common stock for less than one year since exchanging ADSs for the shares of common stock, (2) the foreign holder acquired and disposed of the shares of common stock in the ordinary course of its business or as a regular trader of stock or (3) the sale is made to a company in which the foreign holder holds an interest (10.0% or more of the shares in the case of open stock corporations). In all other cases, gain on the disposition of shares of common stock will be subject only to the first category tax levied as a sole tax. However, if it is impossible to determine the taxable capital gain, a 5.0% withholding will be imposed on the total amount to be remitted abroad, without any deductions, as a provisional payment of the total tax due.

The tax basis of shares of common stock received in exchange for ADSs will be the acquisition value of such shares on the date of the exchange. The valuation procedure set forth in the deposit agreement, which values shares of common stock that are being exchanged at the highest price at which they trade on the Santiago Stock Exchange on the date of the exchange, generally will determine the acquisition value for this purpose. Consequently, the conversion of ADSs into shares of common stock and sale of such shares of common stock for the value established under the deposit agreement will not generate a capital gain subject to taxation in Chile.

The distribution and exercise of preemptive rights relating to the shares of common stock will not be subject to Chilean taxation. Amounts received in exchange for the shares or assignment of preemptive rights relating to the shares will be subject to both the first category tax and the Chilean withholding tax (the former being creditable against the latter to the extent described above).

Pursuant to legislation enacted on July 29, 1998, any taxpayer who, during the tax years 1999 through 2002, inclusive, obtained a gain in the sale, through a Chilean stock exchange, of shares of publicly traded corporations that were significantly traded in stock exchanges at the time of their acquisition could elect to declare, and to pay, for such capital gain, either (a) the first category tax as a sole tax, or (b) in the case of foreign holders, at a rate of 35.0%, provided that such acquisition occurred in a Chilean stock exchange when such shares were not newly issued at the time of their acquisition. This option was not available if the sale of shares was made to a company in which the seller holds an interest. The Chilean Internal Revenue Service has not enacted any rule or issued any ruling about the applicability of this regulation to foreign holders of ADRs.

Law No. 19,738 of June 19, 2001, an amendment to the Codigo Tributario, or Chilean Income Tax Law, established an exemption for the payment of income tax by foreign institutional investors such as mutual funds, pension funds and others, that obtain capital gains in the sales through a Chilean stock exchange, a tender offer or any other system authorized by the Chilean Superintendency of Securities and Insurance, of shares of publicly traded corporations that are significantly traded in stock exchanges. The Chilean Internal Revenue Service has not enacted any rule nor issued any ruling about the applicability of this regulation to foreign holders of ADSs.

A foreign institutional investor is an entity that is either:

•	a fund that makes public offers of its shares in a country whose public debt has been rated investment grade by an international risk classification agency qualified by the Chilean Superintendency of Securities and Insurance;

•	a fund that is registered with a regulatory entity of a country whose public debt has been rated investment grade by an international risk classification agency qualified by the Chilean

Superintendency of Securities and Insurance, provided that the investments in Chile, including securities issued abroad that represent Chilean securities, held by the fund represent less than 30.0% of its share value;

•	a fund that holds investments in Chile that represent less than 30.0% of its share value, provided that it proves that no more than 10.0% of its share value is directly or indirectly owned by Chilean residents;

•	a pension fund that is exclusively formed by individuals that receive their pensions on account of capital accumulated in the fund;

•	a fund regulated by the Foreign Capital Investment Funds Law, Law No. 18,657, in which case all holders of its shares must reside abroad or be qualified as local institutional investors; or

•	another kind of institutional foreign investor that complies with the regulatory requirements of the prior report of the Chilean Superintendency of Securities and Insurance and the Chilean Internal Revenue Service.

In order to be entitled to the exemption, foreign institutional investors, during the time in which they operate in Chile, must:

•	be organized abroad and not be domiciled in Chile;

•	not participate, directly or indirectly, in the control of the issuers of the securities in which it invests and not hold, directly or indirectly, 10.0% or more of such companies’ capital or profits;

•	execute an agreement in writing with a Chilean bank or securities broker in which the intermediary is responsible for the execution of purchase and sale orders and for the verification, at the time of the respective remittance, that such remittances relate to capital gains that are exempt from income tax in Chile or, if they are subject to income tax, that the applicable withholdings have been made; and

•	register in a special registry with the Chilean Internal Revenue Service.

Pursuant to an amendment to the Chilean Income Tax Law published on November 7, 2001, Law No. 19,768, the sale or disposition of shares of Chilean public corporations that are significantly traded on stock exchanges is exempted from Chilean taxes on capital gains if the sale or disposition was made:

•	on a local stock exchange or any other stock exchange authorized by the Chilean Superintendency of Securities and Insurance or in a tender offer process according to Title XXV of the Chilean Securities Market Law, so long as the shares (a) were purchased on a public stock exchange or in a tender offer process pursuant to Title XXV of the Chilean Securities Market Law, (b) are newly issued shares issued in a capital increase of the corporation, or (c) were the result of the exchange of convertible bonds (in which case the conversion price is considered to be the price of the shares). In this case, gains exempted from Chilean taxes shall be calculated using the criteria set forth in the Chilean Income Tax Law; or

•	within 90 days after the shares would have ceased to be traded in specified volumes on a stock exchange. In such case, the gains exempted from Chilean taxes on capital gains will be up to the average price per share of the last 90 days. Any gains above the average price will be subject to the first category tax.

Capital gains subject to taxation in Chile may be generated in the case where the sale of the shares is made on a day other than the date in which the exchange is recorded. On October 1, 1999, the Chilean Internal Revenue Service issued Ruling No. 3708, allowing Chilean issuers of ADSs to amend the deposit agreements to which they are parties in order to include a clause that states that, in the case that the exchanged shares are sold by the ADSs’ holders in a Chilean stock exchange, either on the same day in which the exchange is recorded in the shareholders’ registry of the issuer or within the two prior business days to such date, the acquisition price of such exchanged shares shall be the price registered in the invoice issued by the stock broker that participated in the sale transaction. Consequently, should we include this clause in the deposit agreement, the capital gain that may be generated if the exchange date is different than the date in which the shares received in exchange for ADSs were sold, will not be subject to taxation.

Other Chilean Taxes

No Chilean inheritance, gift or succession taxes apply to the transfer or disposition of the ADSs by a foreign holder but such taxes generally will apply to the transfer at death or by a gift of shares of common stock by a foreign holder. No Chilean stamp, issue, registration or similar taxes or duties apply to foreign holders of ADSs or shares of common stock.

United States Federal Income Tax Considerations

The following discussion summarizes the principal U.S. federal income tax considerations relevant to an investment in the ADSs or shares of common stock by a holder that is a citizen or resident of the United States or a U.S. domestic corporation or that otherwise will be subject to U.S. federal income tax on a net income basis in respect of the ADSs or shares of common stock, who is referred to as a U.S. holder, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase ADSs or shares of common stock. In particular, this discussion is directed only to U.S. holders that will hold ADSs or shares of common stock as capital assets and that have the U.S. dollar as their functional currency, and does not address the tax treatment of U.S. holders that are subject to special tax rules, such as banks, dealers in securities or currencies, traders in securities electing to mark to market, financial institutions, insurance companies, tax-exempt entities, holders of 10% or more of our voting shares, persons holding ADSs or shares of common stock as a position in a “straddle” or conversion transaction, or as part of a “synthetic security” or other integrated financial transaction. Prospective purchasers who are U.S. holders are advised to consult their own tax advisors as to the overall United States federal, state and local tax consequences of their ownership of ADSs and the underlying shares of common stock.

The statements of United States tax laws set out below are based on the laws in force as of the date of this annual report and may be subject to any changes in United States law occurring after such date, including changes that may have retroactive effect.

ADRs

In general, U.S. holders of ADRs evidencing ADSs will be treated, for United States federal income tax purposes, as the beneficial owners of the underlying shares of common stock that are represented by those ADSs and evidenced by those ADRs.

Cash Dividends and Other Distributions

The gross amount of cash dividends paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) with respect to the shares of common stock or ADSs, including the net amount of the Chilean withholding tax withheld on the distribution (after taking into account the credit for the first category tax), will be includable in the gross income of a U.S. holder as sovereign source dividend income on the day the dividends are received by the U.S. holder, in the case of shares of common stock, or by the depositary, in the case of shares of common stock represented by ADSs, and will not be eligible for the deduction for dividends received allowed to corporations under the Internal Revenue Code of 1986, as currently in force, or the Revenue Code. Dividends paid in Chilean pesos will be includable in the income of a U.S. holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day they are received by the U.S. holder, in the case of shares of common stock, or the depositary, in the case of shares of common stock represented by ADSs. U.S. holders should consult their own tax advisors regarding the treatment of foreign currency gain or loss, if any, on any Chilean pesos received that are converted into U.S. dollars on a date subsequent to receipt. Under new rules applicable to dividends received after 2002 and before 2009, an individual US holder generally will be subject to US taxation at a maximum rate of 15%. This reduced rate does not apply to dividends paid in respect of certain short-term (60 days or less) or hedged positions. U.S. holders should consult their tax adviser concerning the implications of these new rules in light of their particular circumstances. The Chilean withholding tax (after taking into account the credit for the first category tax) will be treated as a foreign income tax that a U.S. holder may elect to deduct in computing its income tax or, subject to generally applicable limitations and conditions under the Revenue Code, to credit against its U.S. federal income tax liability. For purposes of calculating the foreign tax credits, dividends paid on the common stock or ADSs will generally constitute foreign source “passive income” or “financial services income” for U.S. tax purposes. Foreign tax credits may not be allowed for withholding taxes imposed in respect of certain short-term or hedged positions in securities or in respect of arrangements in which a U.S. holder’s expected economic profit is insubstantial. U.S. holders should consult their own advisors concerning the implications of these rules in light of their particular circumstances.

Distributions of additional shares of common stock (or rights to subscribe for shares of common stock) to U.S. holders with respect to the ADSs or shares of common stock that are made as part of a pro rata distribution to all of our shareholders generally will not be subject to U.S. federal income tax.

A non-U.S. holder, i.e. a holder of shares of common stock or ADSs that is a nonresident alien individual or a foreign corporation generally will not be subject to U.S. federal income or withholding tax on dividends received on shares of common stock or ADSs, unless that income is effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States.

Capital Gains

Gain or loss realized by a U.S. holder on the sale, exchange or other disposition of ADSs or shares of common stock will be subject to U.S. federal income taxation as a capital gain or loss in an amount equal to the difference between the holder’s adjusted basis in the ADSs or the shares of common stock and the amount realized on the disposition. The gain or loss generally will be a capital gain or loss. Capital gains realized by an individual U.S. holder are generally subject to a reduced tax rate with respect to property held for more than one year. The net amount of long-term capital gain recognized by an individual U.S. holder after May 5, 2003 and before January 1, 2009 generally is subject to taxation at a maximum rate of 15%. The net long-term capital gain recognized by an individual before May 6, 2003 generally is subject to taxation at a maximum rate of 20%.

Gains realized by a U.S. holder on a sale or other disposition of ADSs or shares of common stock generally will be treated as U.S. source income. Because a U.S. holder generally may not use a foreign tax credit to reduce its U.S. federal income tax liability in respect of its U.S. source income, in the case of a disposition of shares of common stock (which, unlike a disposition of ADSs, would be taxable in Chile), the U.S. holder generally would not be able to utilize foreign tax credits in respect of any Chilean tax imposed on such a disposition unless such holder has other income from foreign sources, in the appropriate category, for purposes of the foreign tax credit limitation rules. U.S. holders should consult their tax advisors regarding the application of the foreign tax credit limitation rules to their investment in, and disposition of, the ADSs and shares of common stock.

Deposits and withdrawals of shares of common stock by U.S. holders in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes.

A non-U.S. holder of shares of common stock or ADSs will not be subject to U.S. federal income or withholding tax on gain realized on the sale of shares of common stock or ADSs, unless (1) such gain is effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States or (2) in the case of gain realized by an individual non-U.S. holder, the non-U.S. holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met.

Backup Withholding and Information Reporting

In general, dividends paid to a U.S. holder and proceeds from a disposition of the ADSs or shares of common stock will be subject to information reporting requirements and the payments may be subject to U.S. backup withholding tax if the U.S. holder does not provide a taxpayer identification number or otherwise establish an exemption. Under certain circumstances, such payments made to a non-U.S. holder also may be subject to U.S. information reporting requirements and U.S. backup withholding tax, unless the holder certifies its non-U.S. status or otherwise establishes an exemption.

The foregoing discussion of Chilean and United States tax considerations is intended only to provide a general description of the principal relevant factors. The discussion is not intended as tax advice to any particular investor, which advice can be rendered only in light of that investor’s particular tax situation. Investors should consult their tax advisors about the federal, state, local and foreign tax consequences to them of the purchase, ownership and disposition of ADSs or shares of common stock.

DOCUMENTS ON DISPLAY

We are subject to the information requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, we file reports, including annual reports on Form 20-F, and other information with the Securities and Exchange Commission. You may obtain copies of this annual report and the exhibits thereto, as well as other information we have filed, at the Securities and Exchange Commission’s public reference rooms located at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Securities and Exchange Commission’s Regional Office at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60611-2511. Copies of such material may be obtained by mail from the Public Reference Section of the Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the Public Reference Section by calling the Securities and Exchange Commission at 1-800-732-0330. The Securities and Exchange Commission maintains a World Wide Web site on the Internet at http://www.sec.gov that contains reports and information statements and other information regarding us. Any filings we make electronically with the Securities and Exchange Commission, including this annual report, information statements and other information about us can be downloaded from the Securities and Exchange Commission’s website and can also be inspected and copied at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Introduction

We are exposed to market risks in our asset liability management portfolio and in our trading portfolio. Our asset liability management portfolio is comprised of our nontrading activities and includes retail and corporate deposits; mortgage bonds; foreign borrowings, consumer, commercial and mortgage loans; and foreign trade transactions. Our trading portfolio is comprised of our trading activities and includes government securities, corporate bonds, foreign exchange positions, forwards on foreign exchange and currency and interest rate swaps.

The Risk Process

We control financial risk primarily through a series of limits, which are approved by our ALCO committee. See “—Market Risk: Models and Measurement—Asset Liability Portfolio” and “—The Trading Portfolio” for an explanation of these limits. The ALCO committee’s membership is comprised of the Chairman of our board of directors, our Chief Executive Officer and the managers of the Planning and Research Division, the Financial Division and the Corporate and International Division. The ALCO

committee sets limits based on an analysis of our business strategy, market volatility, liquidity of the products involved, management experience and our overall risk tolerance.

The frequency with which we monitor our exposure to market risk depends on the nature of the portfolio. Market risk for the trading portfolio is monitored on a daily basis. A risk report, highlighting the level of market risk, with its evolution and risk concentrations by asset class and business unit is distributed to several business area managers of Planning and Research Division, the Financial Division and the Corporate and International Division and to the other ALCO committee members.

Market risk for the asset liability portfolio is monitored on a monthly basis. The risk report for the asset liability portfolio focuses on interest rate risk for local and foreign currency and on the evolution of our assets and liabilities positions is monitored in local and foreign currency. The report is distributed to several business area managers and to the ALCO committee members.

We have an independent financial risk department that reports directly to the Manager of the Planning and Research Division. The financial risk department oversees our local financial activities as well as those of our international operations. Its responsibilities include:

•	the tracking of positions and the daily update of databases with market prices;

•	risk measurement, which involves the quantification of financial exposure, under normal and stress circumstances, using different risk models;

•	risk monitoring, where the level and the evolution of the different risks we are exposed to is analyzed;

•	the distribution of the risk report to senior management and the ALCO committee members; and

•	the verification of compliance with the board’s established risk tolerance levels and limits and identify any policy exceptions.

The financial risk department is responsible for warning our business areas when they are about to exceed our risk limits. The ALCO committee is also notified whenever any of our business areas is about to exceed our risk limits. If the risk limit is exceeded, the responsible business area must explain why the risk limit was exceeded, and the ALCO committee must meet to decide whether to eliminate the excess risk or grant a provisional limit increase. The ALCO committee updates risk limits once a year, unless market conditions change, in which case risk limits are updated more frequently, as needed.

Market Risk Exposures

Market risk refers to potential losses arising from unfavorable market movements in interest rates or foreign exchange rates, as well as the correlation among these factors and their volatility. We are exposed to the material market risks described below because of the financial positions we maintain. The following section quantifies the potential impact of these risks.

Interest rate risk

We are exposed to interest rate risk in both our asset liability portfolio and in our trading portfolio. For the asset liability portfolio, interest rate risk arises from differences in the maturity or timing of our assets and liabilities. Changes in interest rates also affect the underlying economic value of our assets and liabilities, as the present value of future cash flows changes when interest rates change. For the trading portfolio, interest rate risk is the change in the value arising from changes in interest rates.

Currency risk

We are exposed to currency risk because of differences between the asset and liability positions that we maintain in each currency, known as currency mismatches. We maintain mismatches in local currency against the U.S. dollar and, to a lesser extent, against the euro and the Japanese yen. Other mismatches are not significant.

Inflation risk

Although inflation has moderated in recent years, Chile has experienced high levels of inflation in the past. High levels of inflation in Chile could adversely affect the Chilean economy and have an adverse effect on our business, financial condition and results of operations. The inflation rate declined from 18.7% to 2.8% from 1991 through 2002.

We are exposed to risk because of differences between the asset and liability positions that we maintain in UF (inflation indexed) and in peso (non inflation indexed). We have generally maintained more peso-denominated liabilities than peso-denominated assets and more UF-denominated assets than UF-denominated liabilities. Since we finance UF-denominated assets using peso-denominated liabilities, particularly non-interest bearing demand deposits, the losses resulting from increases in inflation are significantly reduced.

Market Risk: Models and Measurement

The data needed for our market risk models are obtained from brokers or government agencies with access to information provided by Reuters or Bloomberg or from information on prices located at issuers’ Internet sites. We maintain a daily risk factor database for currency parities, bond prices and interest rates for different maturities and currencies.

Asset Liability Portfolio

The ALCO committee’s policies with respect to the asset liability portfolio protect net interest revenue on a pre-tax basis and the value of equity from advance changes in interest rates, while complying with the limits that have been imposed by Chilean banking regulators and those internally set by us.

The composition of our assets, liabilities and shareholders’ equity at December 31, 2002 by currency and term was as follows:

	At December 31, 2002
	Ch$		UF		Foreign Currency(1)		Total		Percentage
	(in millions of constant Ch$ as of December 31, 2002, except for percentages)
Assets(2):
Cash and due from banks	Ch$	515,073		—	Ch$	161,350	Ch$	676,423	7.8%
Other assets(1)
Less than one year		1,105,161	Ch$	1,861,306		1,654,147		4,620,614	53.1
From one to three years		261,640		849,051		266,222		1,376,913	15.8
More than three years		70,394		1,630,890		61,601		1,762,885	20.2

Total financial assets	Ch$	1,952,268	Ch$	4,341,247	Ch$	2,143,320	Ch$	8,436,835	96.9%

Other		179,842		62,449		102,512		344,803	3.9
Bank premises and equipment		137,784		—		1,559		139,343	1.6
Investment in other companies		4,777		—		—		4,777	0.1
Allowance for loan losses		(212,286)		—		(3,708)		(215,994)	(2.5)

Total assets	Ch$	2,062,385	Ch$	4,403,696	Ch$	2,243,683	Ch$	8,709,764	100.0%

Percentage of total financial assets by currency		23.14%		51.46%		25.40%		100.00%
Liabilities and shareholders’ equity(2):
Non-interest bearing demand deposits	Ch$	1,259,261	Ch$	10,839	Ch$	370,715	Ch$	1,640,815	18.8%
Other liabilities(1)
Less than one year		1,948,332		1,054,179		1,687,435		4,689,946	53.9
From one to three years		33,384		406,148		63,386		502,918	5.8
More than three years		—		969,907		—		969,907	11.1

Total financial liabilities	Ch$	3,240,977	Ch$	2,441,073	Ch$	2,121,536	Ch$	7,803,586	89.6%

Other		235,143		3,487		49,318		287,948	3.3
Shareholders’ equity		565,595		—		—		565,595	6.5
2002 net income		52,635		—		—		52,635	0.6

Total liabilities and shareholders’ equity	Ch$	4,094,350	Ch$	2,444,560	Ch$	2,170,854	Ch$	8,709,764	100.0%

Percentage of total financial liabilities and shareholders’ equity by currency		41.53%		31.28%		27.19%		100.00%
Asset/liability gap	Ch$	(2,031,965)	Ch$	1,959,136	Ch$	72,829

(1)	Includes assets and liabilities payable in Chilean pesos that are indexed according to the U.S. dollar exchange rate.
(2)	Includes forward contracts.

At December 31, 2002, our consolidated foreign currency-denominated assets and liabilities were denominated principally in U.S. dollars, as the following table demonstrates:

	At December 31, 2002
	Assets		Liabilities		Net
	(in millions of Ch$)
U.S. dollar(1)	Ch$	2,206,768	Ch$	2,165,116	Ch$	41,652
Euro		34,231		8,954		25,277
Pound sterling		371		79		292
Swiss franc		342		28		314
Canadian dollar		400		11		389
Japanese yen		5,057		306		4,751
Other		222		68		154

Total	Ch$	2,247,391	Ch$	2,174,562	Ch$	72,829

(1)	Includes Ch$536,116 million in assets and Ch$6,272 million in liabilities denominated in foreign currencies and payable in Chilean pesos indexed to the U.S. dollar exchange rate.

As is explained below, we use two models to measure our asset liability management’s portfolio ‘s exposure to interest rate risk: an interest rate gap model and a duration gap model.

The Interest Rate Gap Model

Fluctuations in interest rates affect our reported earnings through changes in our net interest income and lead to repricing risk. Repricing risk results from differences in the timing of interest rate changes and the timing of cash flows that occur in the pricing and maturity of a bank’s interest earning assets and liabilities. Any mismatch of interest earning assets and interest earning liabilities exists whenever an unequal amount of interest earning assets or interest earning liabilities mature or reprice in any given period, and is known as an interest gap position. A positive gap denotes assets sensitivity and normally means that an increase in interest rates would have a positive effect on net interest revenue, while a decrease in interest rates would have a negative effect on net interest revenue.

Our Financial Division is responsible for managing our interest rate gap for local and foreign currency and for defining internal financial transfer prices, especially minimum and maximum fund raising rates and the cost of funds for each of our active transactions. For this purpose, the finance division buys and sells all matched funds so that the business areas do not have to assume the transaction’s financial risk. We only take mismatched interest rate positions in accordance with the policies and procedures established by the ALCO committee.

We began measuring repricing risk on July 2002. To compute our exposure to repricing risk, we prepare, on a monthly basis, gap profiles for inflation indexed portfolios, non-inflation indexed portfolios and for dollar portfolios. To compute the different gap profiles we use the following tenor buckets:

•	monthly, from one month to three months;

•	quarterly, from 90 days to a year;

•	annually, from one to five years;

•	from five to seven years;

•	from seven to ten years; and

•	more than ten years.

Next, we calculate the potential impact on net interest revenue over the next 12 months based on a parallel shift in yield curves for inflation indexed, non-inflation and dollar positions. To limit repricing risk, the ALCO committee has established that total potential losses resulting from the parallel shift cannot exceed a certain amount of net interest revenue. The following table shows the average, low and high repricing risk for the period between July 1, 2002 and December 31, 2002, together with that information at December 31, 2002:

Repricing Risk
	Low	High	Average	December 31, 2002
(in millions of nominal Ch$)
Pesos position	Ch$1,211	Ch$ 5,574	Ch$3,003	Ch$ 1,211
UFs position	3,113	15,738	6,971	10,772
Foreign currency position	Ch$ 627	Ch$ 2,239	Ch$1,345	Ch$ 768

The following table shows the average, low and high repricing risk for the period between January 1, 2003 and May 31, 2003, together with that information at May 31, 2003:

Repricing Risk
	Low	High	Average	May 31, 2003
(in millions of nominal Ch$)
Pesos position	Ch$ 150	Ch$ 677	Ch$ 491	Ch$ 524
UFs position	3,479	14,535	7,909	10,156
Foreign currency position	Ch$ 517	Ch$ 866	Ch$ 685	Ch$ 866

The Duration Gap

Changes in interest rates also affect a bank’s underlying economic value. This is called economic risk. The duration gap seeks to protect the economic value of our equity from unexpected changes in interest rates. To do so, potential losses for existing gaps for inflation indexed and non-inflation position, and for dollar positions, are calculated assuming interest rate shifts based on different volatility scenarios. The ALCO committee has established limits that regulate potential losses resulting from these scenario analyses as a percentage of capital.

We began measuring economic risk in March 2002. The following table shows the average low and high economic exposure as a percentage of capital for the period between March 1, 2002 and December 31, 2002; the last column shows our interest rate sensitivity as of December 31, 2002.

	Economic Risks as a % of Capital
	Low	High	Average	December 2002
Pesos position	0.41%	1.21%	0.84%	0.41%
UFs position	0.26	2.65	1.47	1.61
Foreign currency position	0.30%	0.88%	0.49%	0.30%

The following table shows the average low and high economic exposure as a percentage of capital for the period between January 1, 2003 and May 31, 2003; the last column shows our interest rate sensitivity as of May 31, 2003.

	Economic Risks as a % of Capital
	Low	High	Average	May 2003
Pesos position	0.28%	0.71%	0.44%	0.71%
UFs position	1.25	2.10	1.76	2.02
Foreign currency position	0.12%	0.39%	0.20%	0.39%

Central Bank Gap Requirement. The Central Bank mandates that an interest rate risk limit not exceed 8% of a bank’s total capital for commercial banks. The calculation is based on a table per time period compounded by fixed changes in interest rates (100 basis points, or 1%, for the short term and 75 basis points, or 0.75%, for the longer terms) and fixed sensitivity factors for the different time buckets (from 30 days to 20 years). During 2002, this indicator ranged from 3.31% to 7.46%.

The Trading Portfolio

Because no single measure can reflect all aspects of market risk, we use several risk measures, both statistical and non-statistical, to control the market risk of our investment portfolio. The statistical measure is Value at Risk, or VaR. The non-statistical measures are stress testing, Basis Point Value, or BPV, basis risk and volume limit for fixed income portfolio and currency mismatch.

Value at Risk (VaR)

VaR is used to measure and to control market risk for trading transactions. VaR provides an estimate of the potential risk of market loss over a specified time horizon at a defined level of confidence. We began performing VaR analysis in January 2001. We expect that the same methodology will be applied to our stock brokerage subsidiary during the second half of 2003. Currently, our stock brokerage subsidiary uses modified duration analysis, which is the approximate percentage change in a bond’s price for a 100 basis point parallel shift in the yield curve as a measure of the interest rate risk of its trading portfolio.

Trading positions refer to portfolios comprised of instruments that are tradable on the market and that are sufficiently liquid so that daily market valuations and daily risk measurements are necessary to manage actual and potential losses on a timely basis. There is no portfolio classification for “held to maturity” in Chile. Consequently, all instruments that are tradable on the market must be classified as trading or available for sale instruments. Trading positions include all Central Bank bond portfolios, mortgage bonds, corporate bonds issued by local or foreign issuers and sovereign bonds.

The VaR estimates are based on the Riskmetrics™ methodology to measure market risk. Riskmetrics™ uses a 95% confidence interval, a one-day holding period and an exponential moving average model with 74 historical observations to forecast variances and covariances. The calculated VaR is adjusted by market liquidity, modeling bid-ask spreads.

In addition to the total VaR, VaRs estimated by market factors and asset class are also computed.

VaR estimated by market factor shows the amount of risk due to:

•	foreign exchange risk measured as the exposure to the volatility of the U.S. dollar; and

•	interest rate risk represented in terms of the exposure to nine key points on the relevant yield curve for the Chilean peso, UF and U.S. dollar.

The VaR estimated by asset class shows the amount of risk due to:

•	our foreign exchange portfolio;

•	our short term fixed income portfolio, which includes: forwards, short-term instruments issued by the Chilean Central Bank, time deposits in Chilean pesos, UF and U.S. dollars and floating notes; and

•	our fixed income portfolio, which includes long term Central Bank securities, mortgage bonds, local corporate bonds, foreign corporate bonds and interest rate swaps and cross currency swaps.

Our financial Risk Department rechecks the VaR model on an ongoing basis to assess its accuracy. The results of these backtests have supported the reliability of our VaR model.

The following table shows the median, low and high daily VaR for the full year 2002, along with VaR at December 31, 2002.

	Period Ended December 31, 2002			At December 31, 2002
	Median VaR	Minimum VaR	Maximum VaR	VaR
	(in millions of nominal Ch$)
Foreign exchange	40	0	235	17
Interest rate risk—local currency (peso)	4,510	2,207	6,494	2,207
Interest rate risk—local currency (UF)	7,862	1,394	14,226	8,619
Interest rate risk—foreign currency	2,822	1,723	5,044	1,741
Trading portfolio—local currency normal	4,754	1,432	7,732	4,258
Trading portfolio—local currency stress	12,666	6,686	17,221	10,083
Trading portfolio—foreign currency normal	1,604	1,098	2,059	1,224
Trading portfolio—foreign currency stress	2,319	2,034	2,540	2,034
Trading portfolio—sovereign and corporate bonds	397	206	618	206
Foreign subsidiaries—total interest rate risk	451	371	521	446
Foreign subsidiaries—trading portfolio—sovereign and corporate bonds	623	247	1,377	856

The following table shows the median, low and high daily VaR for the period between January 1, 2003 and May 31, 2003, along with VaR at December 31, 2002.

	January 1, 2003 to May 31, 2003			At May 31, 2003
	Median VaR	Minimum VaR	Maximum VaR	VaR
	(in millions of nominal Ch$)
Foreign exchange	39	0	214	214
Interest rate risk—local currency (peso)	3,512	1,499	6,494	3,794
Interest rate risk—local currency (UF)	9,211	1,394	14,226	10,815
Interest rate risk—foreign currency	1,878	679	3,470	2,216
Trading portfolio—local currency normal	4,645	1,455	7,856	4,863
Trading portfolio—local currency stress	12,571	6,793	17,497	15,213
Trading portfolio—foreign currency normal	1,215	353	2,052	1,111
Trading portfolio—foreign currency stress	2,067	1,397	2,459	2,102
Trading portfolio—sovereign and corporate bonds	52	33	230	38
Foreign subsidiaries—total interest rate risk	496	247	784	784
Foreign subsidiaries—trading portfolio—sovereign and corporate bonds	384	170	1,144	205

Assumptions and Limitations of the VaR Model: Our VaR model assumes that changes in market risk factors have a normal distribution and that the parameters of this joint distribution have been estimated correctly. The normal distribution assumption, however, may result in our underestimating the probability of extreme market moves. For this reason, we also assess stress risk, or the potential loss due to extreme changes in risk factors. Stress testing is explained more thoroughly below. Another limitation to VaR testing is that while we compute VaR at the close of business, trading positions may change substantially during the course of the trading day and, thus, go unnoticed.

Non-statistical Risk Measures

Stress Risk. Stress risk is our exposure to unlikely but plausible changes (known as outlier events) in risk factors resulting from maintaining prevailing positions after the close of a business/trading day. An extreme event is defined as a price variation that is beyond the 95% confidence level defined for normal analysis. Once the market movements for specific risk factors have been determined, they are applied to the portfolio. Then the portfolio is revalued to see the effect of the market move on the value of the portfolio. Stress tests are computed at least once a month. The stress risk limit has been approved by the ALCO committee.

Basis Point Value (BVP). The BVP is the change in an instrument’s value associated with the change in the reference yield of 1 basis point, or 0.01%. The BVP risk limit has been approved by the ALCO committee.

Basis Risk. Basis risk is the possibility of loss from imperfectly matched risk, offsetting positions in two related but not identical markets. We control our exposure to the basis risk between our foreign bonds portfolio and the interest rate swaps used to hedge them.

Position Limit for Fixed Income Portfolio and Currency Mismatch. To limit our exposure to interest rate risk, especially in periods of low volatility, we limit the size of our fixed income portfolio.

The ALCO committee has determined that our net foreign currency mismatches cannot exceed a certain percentage of our capital. This percentage is lower than the net foreign currency mismatches limit established by the Central Bank, as described below. We did not exceed this internal limit in 2002.

Central Bank regulations do not permit the difference between a bank’s assets and liabilities denominated in foreign currencies to exceed 20% of a bank’s paid-in capital and reserves (on an unconsolidated basis). At December 31, 2002, our foreign exchange gap was Ch$2,194 million, equivalent to 0.39% of our paid-in capital and reserves. At April 30, 2003, our foreign exchange gap was Ch$4,726 million short, equivalent to 0.86% of our paid-in capital and reserves. This gap includes assets and liabilities denominated in U.S. dollars as well as those denominated in pesos and adjusted by the variation of the U.S. dollar/Chilean peso exchange rate, and off balance sheet items such as interest rate swaps and currency swaps.

The rate of devaluation or appreciation of the peso against the U.S. dollar is expected to have the following material effects:

•	If we maintain a net asset position in U.S. dollars, and the peso devaluates against the dollar, we record a related gain (conversely, if the peso appreciates we record a related loss).

•	If we maintain a net liability position in U.S. dollars, and the peso devaluates against the dollar, we record a related loss (conversely, if the peso appreciates we record a related gain).

The bulk of foreign exchange trading that we undertake is intended to hedge the exposure of our customers to the prevailing rate of exchange. It is our policy to make foreign currency-denominated loans only to customers whose activities generate foreign currency-denominated cash flow or that are indexed to a foreign currency, or if the market value of a customer’s assets is indexed to the rate of exchange. At December 31, 2002, approximately 12% of our consolidated total loan portfolio was denominated in foreign currencies.

We enter into forward exchange contracts that are essentially of two types:

•	transactions covering U.S. dollars against other foreign currencies; and

•	transactions covering only Chilean pesos and UFs against U.S. dollars.

The following table presents notional amounts of our derivatives contracts at December 31, 2002:

	At December 31, 2002
	Notional Amount
Exchange rate forwards denominated in foreign currency	Ch$	58,916
Foreign currency futures (purchased)		790,860
Foreign currency futures (sold)		775,457
Chilean currency futures (purchased)		35,996
Chilean currency futures (sold)		2,550
Interest rate swaps		452,930

Total	Ch$	2,116,709

The following table presents foreign currency exchange rate risk instruments as of December 31, 2002, in notional amounts, and weighted average exchange rates by expected (contractual) maturity dates, for the next five years:

	As of December 31, 2002
	2003		2004		2005		2006	2007	Total
	(in millions of constant Ch$ as of December 31, 2002)
Exchange rate forwards denominated in foreign currency
Purchased:
Pay U.S. dollars/receive Euros	Ch$	22,308		—		—	—	—	Ch$	22,308
Average contractual exchange rate(1)		700.63		—		—	—	—
Pay U.S. dollars/receive Japanese yen		959		—		—	—	—		959
Average contractual exchange rate(1)		5.79		—		—	—	—
Sold:
Pay Swedish Krona/receive U.S. dollars		60		—		—	—	—		60
Average contractual exchange rate(1)		82.17		—		—	—	—
Pay Sterling Pound/receive U.S. dollars		4		—		—	—	—		4
Average contractual exchange rate(1)		1,136.25		—		—	—	—
Pay Norwegian Krona/receive U.S. dollars		38		—		—	—	—		38
Average contractual exchange rate(1)		104.76		—		—	—	—
Pay Euros/receive U.S. dollars		30,001		—		—	—	—		30,001
Average contractual exchange rate(1)		709.84		—		—	—	—
Pay Japanese yen/receive U.S. dollars		5,546		—		—	—	—		5,546
Average contractual exchange rate(1)		5.83		—		—	—	—

Total	Ch$	58,916		—		—	—	—	Ch$	58,916

Foreign currency futures
Purchased:
Pay Chilean pesos/receive U.S. dollars		509,062		2,137		—	—	—		511,199
Average contractual exchange rate(1)		716.73		709.50		—	—	—
Pay UF/receive U.S. dollars		252,246		26,346		1,069	—	—		279,661
Average contractual exchange rate(1)		685.06		676.93		708.72	—	—

Total	Ch$	761,308	Ch$	28,483	Ch$	1,069	—	—	Ch$	790,860

Sold:
Pay U.S. dollars/receive Chilean pesos		419,552		—		—	—	—		419,552
Average contractual exchange rate(1)		709.69		—		—	—	—
Pay U.S. dollars/receive UF		336,547		14,960		4,398	—	—		355,905
Average contractual exchange rate(1)		693.99		659.86		703.88	—	—

Total	Ch$	756,099	Ch$	14,960	Ch$	4,398	—	—	Ch$	775,457

Chilean currency futures
Purchased:
Pay UF/receive Chilean pesos		35,996		—		—	—	—		35,996
Average contractual exchange rate(1)		16,815.24		—		—	—	—

Total	Ch$	35,996		—		—	—	—	Ch$	35,996

Sold:
Pay Chilean pesos/receive UF		2,550		—		—	—	—		2,550
Average contractual exchange rate(1)		16,886.85		—		—	—	—

Total	Ch$	2,550		—		—	—	—	Ch$	2,550

(1)	The average contractual exchange rate represents the amount of specified currency equal to U.S.$1.00.

Foreign Operations

We apply the same policies and procedures described above with respect to the New York branch and the Miami agency. The only difference is the participation of their respective general managers on the proposal of limits and flow distribution standards. The Manager of the Corporate and International Division is a permanent member of the ALCO committee. We place particular emphasis on monitoring interest rate risk over the total financial position and market risk of the portfolio of sovereign and corporate bonds maintained by the branch and the agency. The New York branch and the Miami agency do not maintain any other positions significant enough to warrant risk calculation. We perform control over the New York branch and the Miami agency individually and on a consolidated basis with the head office in Chile.

Credit Risk for Derivatives

We make use of derivative transactions in the course of business to meet the financial needs of our customers, to generate revenues through our trading activities, and to manage our exposure to fluctuations in interest and currency rates. We use the same credit risk management procedures when entering into derivative transactions as we do for traditional lending products. Our primary counterparties in derivative transactions are investment-grade financial institutions.

In terms of outstanding exposure to credit risk, the true measure of risk from derivative transactions is the mark-to-market value of the contracts at a point in time (i.e., the cost to replace the contract at the current market rates should the counterparty default prior to the settlement). For most derivative transactions, the notional principal amount does not change hands; it is simply an amount that is used as a reference upon which to calculate payments. While notional principal is the most commonly used volume measure in the derivative and foreign exchange markets, it is not a measure of credit risk. As of December 31, 2002, the credit exposure of our foreign exchange forwards was Ch$4,385 million.

Item 12. Description of Securities Other than Equity Securities

Not Applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

Within the 90 days prior to the date of this Form 20-F, we carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and the Manager of our Planning and Research Division, who performs the duties of Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon and as of the date of our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the U.S. Securities Exchange Act of 1934 is recorded, processed, summarized and reported as and when required.

Item 16. [Reserved.]

PART III

Item 17. Financial Statements

Our financial statements have been prepared in accordance with Item 18 hereof.

Item 18. Financial Statements

Our audited consolidated financial statements are included in this annual report beginning at page F-1.

Item 19. Exhibits

LIST OF EXHIBITS

Exhibit No.	Exhibit

1.1	Estatutos of Banco de Chile, which serve as our articles of incorporation and bylaws, together with an English translation thereof (filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2001 and incorporated herein by reference).

2.1	Form of Deposit agreement among Banco de Chile, JPMorgan Chase Bank as depositary, and the holders from time to time of ADSs (incorporated by reference to our registration statement on Form F-4 (File No. 333-14020) filed on October 18, 2001).

2.2	Form of Foreign Investment Contract among Banco de A. Edwards, Citibank, N.A. and the Central Bank of Chile relating to the foreign exchange treatment of an investment in ADSs, together with an English translation thereof (incorporated by reference to Banco de A. Edwards’ registration statement on Form F-1 (Registration No. 33-97594) filed on September 29, 1995).

2.3	Amendment to Foreign Investment Contract among Banco de Chile (as successor to Banco de A. Edwards), Morgan Guaranty Trust Company of New York and the Central Bank of Chile, dated January 2, 2002, together with an English translation thereof (filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2001 and incorporated herein by reference).

4.1	Merger Agreement between Banco de Chile and Banco de A. Edwards, dated October 3, 2001 (incorporated by reference to our registration statement on Form F-4 (File No. 333-14020) filed on October 18, 2001).

8.1	List of subsidiaries.

12.1	Certification under Section 906 of the Sarbanes-Oxley Act of 2002.

Ch$	=	Chilean pesos
MCh$	=	Millions of Chilean pesos
US$	=	United States dollars
ThUS$	=	Thousands of United States dollars
UF	=	“Unidades de Fomento”, an inflation-indexed, peso denominated monetary unit. The UF rate is set daily based on changes in the Chilean Consumer Price Index.

Application of Constant Chilean Pesos

The December 31, 2000 and 2001 consolidated financial statements have been restated for general price-level changes and expressed in constant Chilean pesos of December 31, 2002 purchasing power.

Report of Independent Auditors

To the Board of Directors and Shareholders of

Banco de Chile and Subsidiaries:

We have audited the accompanying consolidated balance sheets of Banco de Chile and Subsidiaries (the “Bank”) as of December 31, 2001 and 2002 and the related consolidated statements of income, cash flows and changes in shareholders’ equity for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform our audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Bank’s management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Banco de Chile and subsidiaries as of December 31, 2001 and 2002, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in Chile and the regulations issued by the Chilean Superintendency of Banks and Financial Institutions.

Accounting principles generally accepted in Chile vary in certain significant respects from accounting principles generally accepted in the United States of America. Application of accounting principles generally accepted in the United States of America would have affected shareholders’ equity as of December 31, 2001 and 2002, and the net income for each of the two years in the period ended December 31, 2002 to the extent summarized in Note 28 to the consolidated financial statements.

As more fully described in Note 2 to these consolidated financial statements, during the year ended December 31, 2002 the Bank modified the accounting treatment of financial investments in mortgage finance bonds issued by the Bank, in accordance with regulations issued by the Chilean Superintendency of Banks and Financial Institutions.

In addition, as also explained in Note 2 to these consolidated financial statements, during the year ended December 31, 2001 the Bank modified the accounting treatment of assets received in lieu of payment and fees and costs related to the origination of loans, in accordance with regulations issued by the Chilean Superintendency of Banks and Financial Institutions.

ERNST & YOUNG LIMITADA

Santiago, Chile, January 22, 2003

(except for Notes 1(o) and 28 for which the date is May 30, 2003)

To the Board of Directors and Shareholders of

Banco de A. Edwards

We have audited the consolidated statement of income of Banco de A. Edwards and its subsidiaries (the “Bank”) for the year ended December 31, 2000, expressed in millions of constant Chilean pesos. This financial statement (not presented separately herein) is the responsibility of the Bank’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in both Chile and the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit of the consolidated statement of income provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of income (not presented separately herein) of Banco de A. Edwards and its subsidiaries audited by us presents fairly, in all material respects, the consolidated results of their operations for the year ended December 31, 2000, in conformity with accounting principles generally accepted in Chile and the rules of the regulatory agencies referred to in Note 1 (not presented separately herein).

As discussed in Note 2 to the consolidated financial statements (not presented separately herein), in 2000 the Bank changed the method of accounting for interest rate swap agreements, loan origination fees and costs and assets received in lieu of payment.

Accounting principles generally accepted in Chile vary in certain important respects from accounting principles generally accepted in the United States and as allowed by Item 18 to Form 20-F. The application of the latter would have affected the determination of net income expressed in constant Chilean pesos to the extent summarized in Note 28 to the consolidated financial statements (not presented separately herein). The presentation of the income statement for banks prepared in accordance with the requirements of the Chilean regulatory authorities also differs significantly from the format required by the United States Securities and Exchange Commission (“SEC”). Consolidated statement of income for the year ended December 31, 2000, prepared in accordance with generally accepted accounting principles in Chile but using the format for bank financial statements specified by the SEC, is shown in Note 27 to the financial statements (not presented separately herein).

Santiago, Chile

January 26, 2001 (except for the updating

to December 31, 2001 currency, as

to which the date is May 30, 2002)

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Restated for general price-level changes and expressed in millions of constant

Chilean pesos as of December 31, 2002 and thousands of U.S. dollars)

		As of December 31,
	NOTE	2001	2002	2002
		MCh$	MCh$	ThUS$
				(Note 1 (o))
ASSETS
CASH AND DUE FROM BANKS	3
Non-interest bearing		512,697	661,748	928,926
Interbank deposits—interest bearing		31,091	14,675	20,600

Total cash and due from banks		543,788	676,423	949,526

FINANCIAL INVESTMENTS	4
Government securities		965,654	869,351	1,220,347
Investments under agreements to resell		30,512	32,177	45,168
Other financial investments		558,506	420,915	590,857
Investment collateral under agreements to repurchase		144,534	276,457	388,075

Total financial investments		1,699,206	1,598,900	2,244,447

LOANS, NET	5
Commercial loans		1,667,520	2,517,319	3,533,674
Consumer loans		214,480	412,757	579,406
Mortgage loans		832,181	1,187,271	1,666,626
Foreign trade loans		388,439	611,671	858,630
Interbank loans		24,453	54,818	76,951
Leasing contracts	6	172,172	249,093	349,663
Other outstanding loans		329,771	601,880	844,886
Past due loans		48,936	144,937	203,455
Contingent loans		296,633	381,767	535,904
Allowance for loan losses	7	(136,343)	(215,994)	(303,201)

Total loans, net		3,838,242	5,945,519	8,345,994

OTHER ASSETS
Bank premises and equipment, net	8	87,659	139,343	195,602
Investments in other companies	9	3,520	4,777	6,706
Assets received in lieu of payment, net		8,717	18,997	26,667
Other	10 (a)	88,945	212,072	297,694

Total other assets		188,841	375,189	526,669

TOTAL ASSETS		6,270,077	8,596,031	12,066,636

The accompanying notes 1 to 30 are an integral part of these consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Restated for general price-level changes and expressed in millions of constant

Chilean pesos as of December 31, 2002 and thousands of U.S. dollars)

		As of December 31,
	NOTE	2001	2002	2002
		MCh$	MCh$	ThUS$
				(Note 1 (o))
LIABILITIES AND SHAREHOLDERS’ EQUITY

DEPOSITS
Non-interest bearing
Current accounts		675,465	1,072,183	1,505,072
Bankers’ drafts and other deposits		403,641	568,632	798,214

Total non-interest bearing		1,079,106	1,640,815	2,303,286

Interest bearing
Savings accounts and time deposits		2,723,726	3,497,451	4,909,530

Total deposits		3,802,832	5,138,266	7,212,816

OTHER INTEREST BEARING LIABILITIES	11
Central Bank credit lines for renegotiations of loans		2,468	3,763	5,282
Other Central Bank borrowings		33,709	—	—

Total Central Bank borrowings		36,177	3,763	5,282

Investments under agreements to repurchase		163,124	276,675	388,381
Mortgage finance bonds		887,126	1,084,041	1,521,717
Bonds		—	4,593	6,447
Subordinated bonds		183,891	277,654	389,755
Borrowings from domestic financial institutions		25,708	50,488	70,872
Foreign borrowings		299,268	510,344	716,393
Other obligations		46,735	76,770	107,766

Total other interest bearing liabilities		1,642,029	2,284,328	3,206,613

OTHER LIABILITIES
Contingent liabilities	10 (c)	296,380	380,992	534,816
Other	10 (b)	118,616	174,212	244,550
Minority interest		3	3	4

Total other liabilities		414,999	555,207	779,370

Commitments and contingencies	22

SHAREHOLDERS’ EQUITY	15
Capital and reserves		320,640	565,595	793,951
Net Income for the year		89,577	52,635	73,886

Total Shareholders’ equity		410,217	618,230	867,837

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		6,270,077	8,596,031	12,066,636

The accompanying notes 1 to 30 are an integral part of these consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(Restated for general price-level changes and expressed in millions of constant

Chilean pesos as of December 31, 2002 and thousands of U.S. dollars)

		Years ended December 31,
	NOTE	2000	2001	2002	2002
		MCh$	MCh$	MCh$	ThUS$
					(Note 1 (o))
INTEREST REVENUE AND EXPENSE
Interest revenue		583,855	531,020	689,713	968,181
Interest expense		(365,980)	(309,716)	(322,117)	(452,170)

Net interest revenue		217,875	221,304	367,596	516,011

ALLOWANCE FOR LOAN LOSSES	7	(40,668)	(47,264)	(100,644)	(141,279)

FEES AND INCOME FROM SERVICES	17
Income from fees and other services		56,952	63,249	103,832	145,754
Other services expenses		(10,415)	(10,882)	(17,146)	(24,069)

Total fees and income from services, net		46,537	52,367	86,686	121,685

OTHER OPERATING INCOME (LOSS)
Gains from trading activities		13,899	17,427	23,251	32,638
Losses from trading activities		(6,426)	(12,541)	(22,359)	(31,386)
Foreign exchange transactions, net		4,354	1,691	(30,917)	(43,400)

Total other operating income (loss), net		11,827	6,577	(30,025)	(42,148)

OTHER INCOME AND EXPENSES
Loan loss recoveries	19	9,356	9,935	11,914	16,724
Non-operating income	17	7,778	8,210	6,783	9,522
Non-operating expenses	17	(6,424)	(6,328)	(23,022)	(32,317)
Equity participation in net income (loss) in investments in other companies	9	3	(44)	(970)	(1,362)
Minority interest		(1)	(1)	(1)	(1)

Total other income and expenses		10,712	11,772	(5,296)	(7,434)

OPERATING EXPENSES
Personnel salaries and expenses		(83,110)	(83,652)	(134,189)	(188,367)
Administrative and other expenses		(55,534)	(58,643)	(101,115)	(141,940)
Depreciation and amortization		(9,309)	(8,320)	(21,935)	(30,791)

Total operating expenses		(147,953)	(150,615)	(257,239)	(361,098)

NET LOSS FROM PRICE-LEVEL RESTATEMENT	1(b)	(9,705)	(5,950)	(9,596)	(13,470)

INCOME BEFORE INCOME TAXES		88,625	88,191	51,482	72,267
INCOME TAXES	21	(1,591)	1,386	1,153	1,619

NET INCOME		87,034	89,577	52,635	73,886

The accompanying notes 1 to 30 are an integral part of these consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Restated for general price-level changes and expressed in millions of constant

Chilean pesos as of December 31, 2002 and thousands of U.S. dollars)

	Years ended December 31,
	2000	2001	2002	2002
	MCh$	MCh$	MCh$	ThUS$
			(Note 1 (l) )	(Note 1 (o) )
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	87,034	89,577	52,635	73,886
Items that do not represent cash flows:
Depreciation and amortization	9,309	8,320	21,935	30,791
Allowance for loan losses	40,668	47,264	100,644	141,279
Provisions for assets received in lieu of payment	220	179	2,243	3,149
Net change in trading investments	(277,356)	(294,424)	195,122	273,902
Equity participation in net (income) loss in investments in other companies	(3)	44	970	1,362
Net (gain) loss on sales of assets received in lieu of payment	85	(165)	(2,932)	(4,116)
Net gain on sales of bank premises and equipment	(1,707)	(92)	(350)	(491)
Net loss from price-level restatement	9,705	5,950	9,596	13,470
Minority interest	1	1	1	1
Other charges not representing cash flows	1,776	9,347	38,103	53,486
Net change in interest accruals	(15,060)	(3,200)	157	220

NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	(145,328)	(137,199)	418,124	586,939

CASH FLOWS FROM INVESTING ACTIVITIES
Net (increase) decrease in loans	(348,089)	(88,267)	(155,515)	(218,303)
Net decrease (increase) in investments purchased under agreements to resell	(19,919)	(17,625)	17,758	24,928
Purchases of bank premises and equipment	(6,037)	(10,113)	(11,997)	(16,841)
Proceeds from sale of bank premises and equipment	3,932	461	1,292	1,814
Investments in other companies	(153)	(1,258)	(648)	(910)
Dividends received from investments in other companies	171	227	260	365
Proceeds from sale of assets received in lieu of payment	2,037	2,792	24,851	34,884
Net changes in other assets and liabilities	(21,751)	(26,580)	(126,534)	(177,621)

NET CASH USED IN INVESTING ACTIVITIES	(389,809)	(140,363)	(250,533)	(351,684)

CASH FLOWS FROM FINANCING ACTIVITIES
Net increase in current accounts	95,406	53,973	161,160	226,227
Net increase (decrease) in savings accounts and time deposits	494,842	205,850	(468,706)	(657,944)
Net increase in bankers drafts and other deposits	93,762	11,455	62,826	88,192
Net increase (decrease) in investments sold under agreements to repurchase	(19,552)	24,961	28,788	40,411
Increase in mortgage finance bonds	139,065	168,068	122,831	172,423
Repayment of mortgage finance bonds	(75,401)	(92,939)	(189,125)	(265,483)
Proceeds from bond issues	24,769	73,073	10,658	14,961
Repayments of bond issues	(740)	(350)	(10,655)	(14,957)
Net increase (decrease) in short-tem borrowings	(8,731)	41,661	69,560	97,646
Proceeds from issuance of long-term borrowings	242,224	292,341	610,753	857,342
Repayment of long-term borrowings	(278,571)	(367,350)	(561,314)	(787,942)
Dividends paid	(86,551)	(84,417)	(97,068)	(136,260)

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	620,522	326,326	(260,292)	(365,384)

EFFECT OF PRICE-LEVEL RESTATEMENT ON CASH AND DUE FROM BANKS	(20,238)	(15,510)	(25,844)	(36,278)

NET INCREASE (DECREASE) IN CASH AND DUE FROM BANKS	65,147	33,254	(118,545)	(166,407)

CASH AND DUE FROM BANKS AT BEGINNING OF YEAR	445,387	510,534	543,788	763,340

CASH ACQUIRED IN MERGER WITH BANCO EDWARDS	—	—	251,180	352,593

CASH AND DUE FROM BANKS AT END OF YEAR	510,534	543,788	676,423	949,526

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the year for:
Interest paid	258,416	313,554	427,206	599,688
Income taxes paid	7,766	20,846	28,593	40,137
Non-cash investing transaction during the year for:
Issuance of stock for net assets of Banco de A. Edwards, as follows:
Cash acquired	—	—	251,180	352,593
Financial investments and loans, net	—	—	2,558,987	3,592,166
Bank premises and equipment	—	—	61,214	85,929
Other assets	—	—	102,880	144,417
Liabilities	—	—	(2,727,709)	(3,829,008)

Sub-Total	—	—	246,552	346,097
Stock issued	—	—	(246,552)	(346,097)

Total	—	—	—	—

The accompanying notes 1 to 30 are an integral part of these consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Restated for general price-level changes and expressed in millions of constant

Chilean pesos as of December 31, 2002 and thousands of U.S. dollars)

	Number of shares	Paid in share capital	Reserves	Other Accounts	Net Income	Total
	Millions	MCh$	MCh$	MCh$	MCh$	MCh$
Balance as of January 1, 2000	44,932.7	221,416	82,729	(1,873)	64,093	366,365
Transfer to retained earnings	—	—	64,093	—	(64,093)	—
Price-level restatement	—	10,406	3,915	—	—	14,321
Dividends paid	—	—	(81,503)	—	—	(81,503)
Net change in unrealized gains (losses) on permanent financial investments	—	—	—	383	—	383
Net adjustment for translation differences	—	—	—	953	—	953
Net Income for the year	—	—	—	—	81,958	81,958

Balance as of December 31, 2000	44,932.7	231,822	69,234	(537)	81,958	382,477

Balance as of December 31, 2000 restated in constant Chilean pesos as of December 31, 2002		246,179	73,521	(570)	87,034	406,164

Balance as of January 1, 2001	44,932.7	231,822	69,234	(537)	81,958	382,477
Transfer to retained earnings	—	—	81,958	—	(81,958)	—
Price-level restatement	—	7,187	2,231	—	—	9,418
Dividends paid	—	—	(81,958)	—	—	(81,958)
Net change in unrealized gains (losses) on permanent financial investments	—	—	—	(1,552)	—	(1,552)
Net adjustment for translation differences	—	—	—	2,915	—	2,915
Net Income for the year	—	—	—	—	86,968	86,968

Balance as of December 31, 2001	44,932.7	239,009	71,465	826	86,968	398,268

Balance as of December 31, 2001 restated in constant Chilean pesos as of December 31, 2002		246,179	73,609	852	89,577	410,217

Balance as of January 1, 2002	44,932.7	239,009	71,465	826	86,968	398,268
Capital increase due to merger (Note 15)	23,147.1	224,804	4,464	—	10,103	239,371
Transfer to retained earnings	—	—	97,068	—	(97,068)	—
Price-level restatement	—	13,914	1,873	—	—	15,787
Retained earnings	—	—	3	—	(3)	—
Dividends paid	—	—	(97,068)	—	—	(97,068)
Absorption of subsidiaries companies	—	—	(108)	—	—	(108)
Net change in unrealized gains (losses) on permanent financial investments	—	—	—	7,620	—	7,620
Net adjustment for translation differences	—	—	—	1,725	—	1,725
Net Income for the year	—	—	—	—	52,635	52,635

Balance as of December 31, 2002	68,079.8	477,727	77,697	10,171	52,635	618,230

The accompanying notes 1 to 30 are an integral part of these consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Restated for general price-level changes and expressed in millions of constant

Chilean pesos as of December 31, 2002)

1. Summary of Significant Accounting Policies

(a) Basis of presentation

Banco de Chile (“Banco de Chile”) is a corporation organized under the laws of the Republic of Chile, regulated by the Chilean Superintendencia de Bancos e Instituciones Financieras (the “Superintendency of Banks”) and from 2001 also regulated by the United States Securities and Exchange Commission (“SEC”) as a result of the merger with Banco de A. Edwards, a Chilean Bank previously listed on the New York Stock Exchange (“NYSE”). Banco de Chile’s shares are also listed on the Madrid Stock Exchange to be traded on the Latinamerican securities market (“LATIBEX”) and the London Stock Exchange through its ADR program.

Banco de Chile and its subsidiaries (collectively “the Bank”) operate in a single industry sector. Within this industry, the Bank offers a broad range of banking services to customers ranging from individuals to large corporations. The services are managed in the following segment areas for internal reporting purposes: large corporate banking, middle market corporate banking, retail and personal banking services, international banking services and treasury banking services. The Bank’s subsidiaries provide other services including securities brokerage, mutual fund management factoring, insurance brokerage and financial advisory services.

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Chile and regulations of the Superintendency of Banks. For the convenience of the reader, the consolidated financial statements have been translated into english, certain reclassifications have been made and certain subtotals and clarifying account descriptions have been added.

As a result of the merger with Banco de A. Edwards (see Note 15), as of January 1, 2002, the Bank increased its capital and recognized all the Banco de A. Edwards’ assets and liabilities, after the elimination of intercompany transactions. The table below presents the subsidiaries of Banco de A. Edwards and its related participation as of December 31, 2001, that were dissolved or absorbed by Banco de Chile’s subsidiaries with the same line of business:

Subsidiary	Interest Owned
%
Banedwards S.A. Corredores de Bolsa(*)	99.16
Banedwards S.A. Asesoría Financiera(*)	99.90
Banedwards S.A. Administradora de Fondos Mutuos(**)	99.00
Banedwards Administradora de Fondos de Inversión S.A.(*)	99.51
Banedwards Corredora de Seguros Ltda.(*)	99.00
Banedwards Factoring S.A.(*)	99.00

(*)	Subsidiary absorbed by Banchile companies of the same line of business.
(**)	Dissolved company as stated in Note 30 (c).

In accordance with accounting principles generally accepted in Chile, the consolidated financial statements do not give retroactive effect to the merger. Note 28 presents the most significant differences between Chilean GAAP and United States Generally Accepted Accounting Principles. As more fully explained in that note, under United States’ accounting rules the consolidated financial statements give retroactive effect to accounting for the merger in a manner similar to a pooling of interests due to the fact that at the time of the merger both entities were under common control, with all periods presented as if Banco de Chile and Banco de A. Edwards had been combined since the date that common control existed.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price-level changes and expressed in millions of constant

Chilean pesos as of December 31, 2002)

1. Summary of Significant Accounting Policies (continued)

(a) Basis of presentation (continued)

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. In certain cases generally accepted accounting principles require that assets or liabilities be recorded or disclosed at their fair values. The fair value is the amount at which an asset could be bought or sold or in the case of a liability could be incurred or settled in a current transaction between willing parties, other than in a forced or liquidation sale. Where quoted markets are not available the Bank has estimated such values based on the best information available, including using modeling and other valuation techniques.

The consolidated financial statements include the financial position and results of operations of Banco de Chile and its majority-owned subsidiaries. All significant intercompany transactions and balances have been eliminated in the consolidation. The majority-owned subsidiaries of Banco de Chile as of December 31, 2001 and 2002 are as follows:

	Interest Owned %
Subsidiary	2001	2002
Banchile Administradora General de Fondos S.A.	99.99	99.98
Banchile Factoring S.A.	99.99	99.52
Banchile Corredores de Seguros Ltda.	99.99	99.75
Banchile Corredores de Bolsa S.A.	99.98	99.68
Banchile Asesoría Financiera S.A.	99.00	99.52
Banchile Securitizadora S.A.	99.00	99.00
Socofin S.A.	—	99.00
Promarket S.A.	—	99.00

(b) Price-level restatement

The consolidated financial statements are prepared on the basis of general price-level accounting in order to reflect the effect of changes in the purchasing power of the Chilean peso for the Bank and its Chilean subsidiaries during each year. At the end of each reporting period, the consolidated financial statements are stated in terms of the general purchasing power of the Chilean peso using changes in the Chilean consumer price index (“CPI”) as determined by the Chilean National Institute of Statistics as follows:

•	Non-monetary assets, liabilities, and Shareholders’ equity accounts are restated in terms of year-end purchasing power using the “prior month rule”, as described below.

•	Consistent with general banking practices in Chile, no specific purchasing power adjustments are made to the income statement accounts.

•	Monetary items are not restated, as such items are, by their nature, stated in terms of current purchasing power in the consolidated financial statements.

•	The price-level restatement debit or credit in the income statement represents the monetary loss or gain in purchasing power from holding monetary assets and liabilities exposed to the effects of inflation.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price-level changes and expressed in millions of constant

Chilean pesos as of December 31, 2002)

1. Summary of Significant Accounting Policies (continued)

(b) Price-level restatement (continued)

•	For comparative purposes, the consolidated financial statements for periods through December 31, 2001 have been restated in Chilean pesos of general purchasing power as of December 31, 2002 (“constant pesos”), to reflect changes in the CPI from the financial statement dates to December 31, 2002. This updating does not change the prior year’s financial statements or information in any way except to update the amounts therein to constant pesos of similar purchasing power. Amounts previously presented in constant Chilean pesos as of each balance sheet date have been adjusted by the percentage changes in the Chilean CPI to December 31, 2002, as follows:

Year	Change in Index
2000	6.2%(1)
2001	3.0%(2)

(1)	Equivalent to the amounts for 2000 multiplied by the change in the CPI for 2001, then by the change in the CPI for 2002.
(2)	Equivalent to the amounts for 2001 multiplied by the change in the CPI for 2002.

The general price-level restatements are calculated using the CPI, and are based on the “prior month rule”, in which the inflation adjustments are based on the CPI at the close of the month preceding the close of the respective period or transaction. The CPI is considered by the business community, the accounting profession, and the Chilean government to be the index which most closely complies with the technical requirement to reflect the variation in the general level of prices in the country and, consequently, is widely used for financial reporting purposes in Chile.

The values of the CPI used for price-level restatement purposes are as follows:

Year	Index (*)	Change in Index
2000	106.82	4.7%
2001	110.10	3.1%
2002	113.36	3.0%

*	Index as of November 30, of each year under prior month rule described above.

The price-level adjusted consolidated financial statements do not purport to represent appraised values, replacement cost, or any other current value of assets at which transactions would take place currently and are only intended to restate all non-monetary financial statement components in terms of local currency of a single purchasing power and to include in the net result for each year the gain or loss in purchasing power arising from the holding of monetary assets and liabilities exposed to the effects of inflation.

The net charge to income for price-level restatement is comprised of the following restatements of non-monetary assets and liabilities. These figures are expressed in constant Chilean pesos of December 31, 2002.

	Year ended December 31,
	2000	2001	2002
	MCh$	MCh$	MCh$
Shareholders’ equity	(15,208)	(9,701)	(15,787)
Bank premises and equipment	3,836	2,520	4,529
Investment in other companies	806	571	1,002
Other, net	861	660	660

Net loss from price-level restatement	(9,705)	(5,950)	(9,596)

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price-level changes and expressed in millions of constant

Chilean pesos as of December 31, 2002)

1. Summary of Significant Accounting Policies (continued)

(c) Index-linked assets and liabilities

Certain of the Bank’s interest-bearing assets and liabilities are denominated in index-linked units of account.

The principal index-linked unit used in Chile is the Unidad de Fomento (“UF”), a unit of account which changes daily to reflect changes in the CPI. The carrying amounts of such assets and liabilities change with the respective changes in the UF and serve to offset the monetary gains or losses from holding such assets and liabilities. As the Bank’s UF-denominated assets exceed its UF-denominated liabilities, any increase in the Chilean CPI results in a net gain on indexation. Values for the UF are as follows (historical Chilean pesos per UF).

December 31,	Ch$
2000	15,769.92
2001	16,262.66
2002	16,744.12

The UF daily indexation adjustments from the 10th day of the month in question to the 9th day of the subsequent month are determined based on the previous month’s changes in the Chilean CPI. The effect of changes in the UF index on interest earning assets and interest bearing liabilities is reflected in the income statement as an increase or decrease in interest income or expense.

(d) Interest revenue and expense recognition

Interest revenue and expense are recognized on an accrual basis using the effective interest method. Loans, investments and liabilities are stated at their cost, adjusted for accrued interest and the indexation adjustment applicable to such balances that are index-linked.

The Bank suspends the accrual of interest and principal indexation adjustments on loans when it is determined to be a loss or when it becomes past due. Accrued interest remains on the Bank’s books and is considered a part of the loan balance when determining the provisions for loan losses. Payments received on past due loans are recognized as income, after reducing the balance of accrued interest, if applicable.

(e) Foreign currency and derivative activities

The Bank enters into forward foreign exchange contracts and spot exchange contracts for its own account and the accounts of its customers. The Bank accounts for forward contracts between foreign currencies at fair value with realized and unrealized gains and losses on these instruments recognized in other income. Forward contracts between the U.S. dollar and the Chilean peso the U.F. are valued at the closing spot exchange rate of each balance sheet date, with the initial discount or premium being amortized over the life of the contract. In addition to forward contracts, the Bank enters into foreign exchange futures contracts. Futures contracts are marked to market on a daily basis, with the gains and losses recognized in income.

In addition, the Bank makes loans and accepts deposits in amounts denominated in foreign currencies. Such assets and liabilities, which are principally denominated in U.S. dollars, are translated at the applicable rate of exchange at the balance sheet date.

The amount of net gains and losses on foreign exchange includes the recognition of the effects that variations in the exchange rates have on assets and liabilities denominated in foreign currencies and their gains or losses on foreign exchange spot and forward transactions undertaken by the Bank. The results of such foreign exchange transactions undertaken by the Bank’s subsidiaries are included as other non-operating income (for gross gains) and other non-operating expenses (for gross losses).

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price-level changes and expressed in millions of constant

Chilean pesos as of December 31, 2002)

1. Summary of Significant Accounting Policies (continued)

(e) Foreign currency and derivative activities (continued)

The Bank’s interest rate swap agreements are treated as off-balance-sheet financial instruments and the net interest effect, which corresponds to the difference between interest income and interest expense arising from such agreements, is recorded in net income in the period that such differences originate, except for interest rate and cross currency swaps designated as a hedge of the foreign investment portfolio, which are recorded at their estimated fair market values.

(f) Financial investments

Financial investments traded on a secondary market are shown adjusted to market value, following specific instructions from the Superintendency of Banks. These instructions state that such adjustments should be recognized against income, except in the case of the permanent portfolio, when an equity account, “Change in unrealized gains (losses) on permanent financial investments”, may be directly charged or credited.

The application of this adjustment generated a net credit to income of MCh$5,687, MCh$9,493 and MCh$15,572, in 2000, 2001 and 2002 respectively, which was included in operating income under “Gains from trading activities”. The adjustment of the permanent portfolio, generated a net credit to equity of MCh$479, a net debit of MCh$1,879 and a net credit of MCh$9,083, in 2000, 2001 and 2002, respectively.

Other investments without a secondary market (transferable only among financial institutions), are also valued at market price.

The Bank enters into security repurchase agreements as a form of borrowing. In this regard, the Bank’s investments that are sold subject to a repurchase obligation and that serve as collateral for borrowings are reclassified as “investment collateral under agreements to repurchase”. The liability to repurchase the investment is classified as “investments under agreements to repurchase”.

The Bank also enters into resale agreements as a form of investment. Under these agreements the Bank purchases securities, which are included as assets under the caption “investments under agreements to resell”.

(g) Bank premises and equipment

Bank premises and equipment are stated at acquisition cost net of accumulated depreciation and have been restated for price-level changes. Depreciation is calculated using the straight-line method over the estimated useful lives of the underlying assets. Maintenance and repair costs are charged to income. The cost of significant renovations and improvements is capitalized.

(h) Leasing contracts

The Bank leases certain property that meets the criteria for direct financing leases. At the time of entering into a direct financing lease transaction, the Bank records the minimum lease payments receivable as unearned income. Generally, the lessee acquires the leased asset by remitting all lease payments due. There are no significant residual values assumed by the Bank. Unearned income represents the excess of the minimum lease payments receivable plus any estimated residual value over the cost of the property acquired.

Unearned income is recognized in such a manner as to produce a constant periodic rate of return on the net investment in the direct financing lease. The net investment in financing leases is classified as “leasing contracts” in the accompanying consolidated balance sheets.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price-level changes and expressed in millions of constant

Chilean pesos as of December 31, 2002)

1. Summary of Significant Accounting Policies (continued)

(i) Investments in other companies

Shares or rights in other companies which are integral to the operations of the Bank and where the Bank holds a less than majority interest but has significant influence over the operating activities of the invested are accounted for under the equity method. Other minority investments are carried at cost restated for price-level changes.

(j) Allowance for loan losses

The Bank has set up reserves to cover possible loan losses in accordance with the instructions issued by the Superintendency of Banks, as follows:

Global loan loss allowance

A global loan loss allowance is calculated by multiplying the Bank’s outstanding loans by the greater of its “risk index” or 0.75%. The Bank’s risk index calculation is based upon a classification of a portion of its customers’ outstanding loans into five categories based upon risk of loss for commercial loans and overdue status for consumer and residential mortgage loans. The classifications for risk index calculation purposes must include the largest commercial loans and represent at least 75% of the commercial loan portfolio, and 100% of consumer and residential mortgage loans. Commercial and consumer loans are classified based on risk in categories denominated A, B, B -, C or D, while residential mortgage loans are classified only as A, B or B-. The total exposure of the bank to each of its customers and the classification of such customer’s loans are continuously reviewed by the commercial officers of the bank and by the control risk division. The provisions required for each category of loans, which are established by the Chilean Superintendency of Banks, are as follows:

Category	Provisions as a percentage of aggregate exposure
A	0%
B	1
B-	20
C	60
D	90

The resulting weighted average allowance rate is the risk index utilized in the calculation of the global loan loss reserve.

Individual loan loss allowance

Once a loan becomes overdue for more than 90 days, a specific allowance is calculated for 100% of the uncollateralized portion of the loan. Individual loan loss reserves are required only to the extent that, in the aggregate, they exceed the global loan loss reserve.

Voluntary loan loss allowance

The Bank has made a provision for voluntary allowance in addition to those required by the rules of the Superintendency of Banks. Such voluntary reserves cover additional risks inherent in the portfolio.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price-level changes and expressed in millions of constant

Chilean pesos as of December 31, 2002)

1. Summary of Significant Accounting Policies (continued)

(j) Allowance for loan losses(continued)

Charge-offs

Loans are written-off when the collection efforts have been exhausted but not later than the maximum periods prescribed by the Superintendency of Banks, which are as follows:

-	24 months past due (3 months past due for consumer loans) for loans without collateral.

-	36 months past due for loans with collateral.

Loan loss recoveries

Cash recoveries on written-off loans including loans which were reacquired from the Central Bank, recorded in memorandum accounts (see Note 19), are recorded directly to income.

(k) Income taxes

Effects of deferred income taxes are recorded in conformity with Technical Bulletins No. 60, 69 and 71, issued by the Chilean Association of Accountants (see Note 21).

Income taxes are recognized in an amount that approximates the amount due on the income tax return under Chilean tax legislation.

(l) Consolidated statements of cash flows

For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks. For the years ended December 31, 2000 and 2001 the consolidated statements of cash flows have been prepared in accordance with Technical Bulletin No.65 of the Chilean Association of Accountants. For the year ended December 31, 2002, the consolidated statements of cash flows have been prepared using the post-merger consolidated financial statements of Banco de Chile.

(m) Staff severance indemnities

The Bank has recorded a liability for long-term severance indemnities in accordance with employment contracts it has with certain employees. The liability, which is payable to specified retiring employees with more than 30 years of service, is recorded at the present value of the accrued benefits, which are calculated by applying a real discount rate to the benefit accrued as of year-end over the estimated average remaining service period. For the years ended December 31, 2000, 2001 and 2002, the obligation has been discounted using the real interest rate of 7.0% per annum.

(n) Fees and expenses related to loans

Fees and expenses related to loans are deferred and recognized in income over the term of the loans to which they relate, and to the period that the services are performed.

(o) Convenience translation to U.S. dollars

The Bank maintains its accounting records and prepares its consolidated financial statements in Chilean pesos. The U.S. dollar amounts disclosed in the accompanying financial statements are presented solely for the convenience of the reader at the observed exchange rate for December 31, 2002 of Ch$712.38 per US$1.00. This translation should not be construed as representing that the Chilean peso amounts actually represent or have been, or could be, converted into U.S. dollars at such a rate or, any other rate.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price-level changes and expressed in millions of constant

Chilean pesos as of December 31, 2002)

1. Summary of Significant Accounting Policies (continued)

(p) Translation of financial statements of the Bank’s foreign branches

The Bank translates the accounting records of its branch in New York, USA and its agency in Miami, USA to Chilean pesos from US dollars in accordance with guidelines established by the Superintendency of Banks which are consistent with Technical Bulletin No. 64, “Accounting for investments Abroad”, issued by the Chilean Association of Accountants. All income statement and balance sheet amounts are translated into Chilean pesos as of the exchange rate in effect as of the applicable balance sheet date. Under this standard the foreign investment recorded in the parent company’s books is price-level restated, the effects of which are reflected in income, while any foreign exchange gains or losses between the Chilean peso and the US Dollar, net of the effects of Chilean inflation, is recorded in shareholders’ equity in the account “Net adjustment for translation differences”.

(q) Reclassifications

Certain minor reclassifications have been made to balances in the 2000 and 2001 financial statements in order to conform with the 2002 presentation.

(r) Assets received in lieu of payment

Assets received in lieu of payment are recorded at restated cost less regulatory charge-offs and presented net of a global valuation allowance if the total of the fair value of those assets is lower than restated cost. Regulatory charge-offs are required by the Superintendency of Banks if the asset is not sold within one year from foreclosure. As instructed, charge-offs are recorded on a straight-line basis over the following 18-month period.

2. Changes in Accounting Principles

(a) In accordance with Circular No. 3,196 issued by the Superintendency of Banks, effective October 31, 2002 the Bank modified its accounting treatment of financial investments in mortgage finance bonds issued by the Bank. This change consisted in reducing from assets the amount recorded for mortgage finance bonds issued by the Bank, and from liabilities, the respective mortgage finance bonds obligation. Likewise, the difference between the amount deducted from related assets and liabilities, was recognized under other assets, and is amortized using the straight-line method based on the term of the obligation. As of October 31, 2002 the effect of the indicated change resulted in a decrease of MCh$202,630 from “other financial investments”, a decrease of MCh$200,766 from “mortgage finance bonds”, and recognizing a net amount of MCh$1,864 under “other assets”. As of December 31, 2002 the Bank records a net amount of MCh$1,898 under “Other assets”.

From that date the market value adjustment on financial investments in mortgage finance bonds issued by the Bank was suspended, recognizing the purchase value and interest and accrued readjustments in memorandum accounts.

(b) In accordance with Circular No. 3,061, dated June 27, 2000, and Circular letter No. 3 related to banking subsidiaries, dated June 14, 2000, issued by Superintendency of Banks, if assets received or awarded in lieu of payment, and assets recovered from leasing operations, are not sold within one year, then recorded asset amounts must be written-off on at least a straight-line basis over the following 18-month period. The previous Superintendency of Banks regulation required that such assets not sold within one year be completely written-off at that date. This change in policy, applied by the Bank from January 1, 2001, resulted in a lower expense of MCh$1,418 for the year ended December 31, 2001.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price-level changes and expressed in millions of constant

Chilean pesos as of December 31, 2002)

3. Cash and Due from Banks

Included in cash and due from banks are amounts maintained by the Bank with various foreign and local banks, including the Chilean Central Bank (“Central Bank”).

In accordance with guidelines established by the Superintendency of Banks, the Bank must maintain certain non-interest bearing balances in its account with the Central Bank. The required balances are based upon specified financial criteria, including the level of the Bank’s deposits, the amounts of its foreign borrowings and its average liabilities. These restricted cash amounts totaled MCh$124,096 and MCh$237,383 as of December 31, 2001 and 2002, respectively.

4. Financial Investments

A summary of financial investments is as follows:

	As of December 31,		Weighted Average Nominal Rate as of December 31,
	2001	2002	2002
	MCh$	MCh$	%
Central Bank and Government Securities
Marketable debt securities	541,803	593,136	2.85
Marketable debt securities with limited secondary market	396,903	270,739	3.50
Chilean government securities	26,948	5,476	5.74
Investments purchased under agreements to resell	30,512	32,177	4.05
Investments collateral under agreements to repurchase	79,033	195,033	3.42

Subtotal	1,075,199	1,096,561	3.16

Corporate Securities and Other Financial Investments
Investments in Chilean financial institutions	6,428	45,044	4.50
Mortgage finance bonds issued by the Bank	142,763	—	—
Foreign government notes	254,216	188,948	2.77
Investments in foreign countries	126,511	139,277	6.24
Other financial investments	28,588	47,646	6.14
Investments collateral under agreements to repurchase	65,501	81,424	4.72

Subtotal	624,007	502,339	4.52

Total	1,699,206	1,598,900	3.59

Financial investments are classified at the time of the purchase, based on management’s intentions, as either trading or permanent. The related amounts are as follows:

	As of December 31,
	2001	2002

	MCh$	MCh$
Permanent	362,413	276,422
Trading	1,336,793	1,322,478

Total	1,699,206	1,598,900

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price-level changes and expressed in millions of constant

Chilean pesos as of December 31, 2002)

5. Loans

The loans included in the accompanying consolidated balance sheets are segregated into subcategories as described below.

Commercial loans are long-term and short-term loans made to companies or businesses. These loans are principally granted in Chilean pesos or UF on an adjustable or fixed rate basis to finance working capital or investments.

Consumer loans are loans to individuals granted principally in Chilean pesos or UF, generally on a fixed rate basis, to finance the purchase of consumer goods or to pay for services. Credit card balances subject to interest charges are also included in this category.

Mortgage loans are inflation indexed, fixed rate, long-term loans with monthly payments of principal and interest collateralized by a real property mortgage. These loans are financed through both the issuance of mortgage finance bonds. At the time of its issuance the amount of a mortgage loan cannot be more than 75% of the value of the property if the loan is financed by mortgage finance bonds.

Foreign trade loans are fixed rate, short-term loans granted in foreign currencies (principally U.S. dollars) to finance imports and exports.

Interbank loans are fixed rate, short-term loans to financial institutions that operate in Chile.

Leasing contracts are agreements for financing leases of capital equipment and other property.

Other outstanding loans principally include current account overdrafts, bills of exchange and other mortgage loans which are financed by the Bank’s general borrowings.

Past due loans represent loans that are overdue as to any payment of principal or interest by 90 days or more.

Contingent loans consist of open and unused letters of credit together with guarantees granted by the Bank in Ch$, UF and foreign currencies (principally U.S. dollars).

The following table summarizes the most significant loan concentrations expressed as a percentage of total loans, excluding contingent loans and before allowance for loan losses:

	As of December 31,
	2001	2002
	%	%
Financial Services	18.98	19.65
Residential mortgage loans	18.35	17.93
Manufacturing	12.54	10.21
Commerce	12.02	11.85
Agriculture, livestock, agribusiness, fishing	11.46	8.43
Consumer loans	9.80	13.97

Substantial portions of the Bank’s loans are to borrowers doing business in Chile.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price-level changes and expressed in millions of constant

Chilean pesos as of December 31, 2002)

6. Leasing Contracts

The Bank’s scheduled cash flows to be received from leasing contracts have the following maturities as of December 31, 2002:

	As of December 31, 2002
Maturity	Total Receivable	Unearned Income	Net lease Receivable
	MCh$	MCh$	MCh$

Due within one year	99,816	(22,854)	76,962
Due after 1 year but within 2 years	54,049	(11,671)	42,378
Due after 2 years but within 3 years	39,694	(8,965)	30,729
Due after 3 years but within 4 years	26,922	(6,955)	19,967
Due after 4 years but within 5 years	22,307	(5,498)	16,809
Due after 5 years	76,101	(13,853)	62,248

Total leasing contracts	318,889	(69,796)	249,093

Leased assets consist principally of real estate, industrial machinery, vehicle, and computer equipment. The allowance for uncollectible lease receivable was MCh$10,611 as of December 31, 2002 (MCh$9,865 as of December 31, 2001), which forms part of the allowance for loan losses.

7. Allowance for Loan Losses

The changes in the allowance for loan losses for the periods indicated are as follows:

	2000	2001	2002
	MCh$	MCh$	MCh$
Balance as of January 1,	112,406	119,930	136,343
Banco de A. Edwards balances as of January 1, 2002	—	—	96,404
Price-level restatement(1)	(4,723)	(2,994)	(6,435)
Charge-offs	(28,421)	(27,857)	(110,962)
Allowances established	41,862	48,434	125,127
Allowances released	(1,194)	(1,170)	(24,483)

Balance as of December 31,	119,930	136,343	215,994

(1)	Reflects the effect of inflation and exchange rate changes of branches abroad on the allowance for loan losses at the beginning of each period, adjusted to constant pesos of December 31, 2002.

The allowance for loan losses included in the results of operations for the periods indicated is as follows:

	Years ended December 31,
	2000	2001	2002
	MCh$	MCh$	MCh$
Allowances established	(41,862)	(48,434)	(125,127)
Allowances released	1,194	1,170	24,483

Net income charge	(40,668)	(47,264)	(100,644)

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price-level changes and expressed in millions of constant

Chilean pesos as of December 31, 2002)

8. Bank Premises and Equipment, net

The major categories of Bank premises and equipment net of accumulated depreciation are as follows:

	As of December 31,
	2001	2002
	MCh$	MCh$
Land and buildings	62,058	99,369
Furniture and fixtures	13,329	19,454
Machinery and equipment	10,798	17,738
Vehicles	300	530
Others	1,174	2,252

Bank premises and equipment, net	87,659	139,343

In accordance with rules of the Superintendency of Banks, Bank premises and equipment are presented net of accumulated depreciation.

9. Investments in other companies

As of December 31, 2000, 2001 and 2002, investments in other companies and the Bank’s participation in such companies’ results of operations for each of the periods indicated, consist of the following:

	As of and for the years ended December 31,
	2000		2001		2002		Ownership Interest 2002
	Investment	Income (Loss)	Investment	Income (Loss)	Investment	Income (Loss)
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	%
Artikos S.A.	—	—	666	(98)	(68)	(1,244)	50.00
Servipag Ltda.	639	(39)	666	27	716	50	50.00
Redbanc S.A.	461	99	444	82	872	151	25.42
Soc. Operadora de Tarjetas de Crédito Nexus S.A.	142	(126)	413	(218)	874	48	25.81
Transbank S.A.	300	(49)	353	54	835	128	17.44
Bolsa de Valores de Chile (Stock Exchange)	60	(8)	320	60	122	1	5.00
Centro de Compensación Automatizado S.A. (CCA S.A.)	171	18	140	31	152	12	33.33
Sociedad Interbancaria de Depósito de Valores S.A.	101	27	140	39	243	43	17.60
Empresa de Tarjetas Inteligentes S.A.	65	2	70	(22)	155	(144)	26.67
Bolsa de Comercio de Santiago (Stock Exchange)	332	79	61	1	636	93	4.17

Total investments in other companies accounted for under the equity method	2,271	3	3,273	(44)	4,537	(862)
Other investments carried at cost	245	—	247	—	240	(108)

Total investments in other companies	2,516	3	3,520	(44)	4,777	(970)

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price-level changes and expressed in millions of constant

Chilean pesos as of December 31, 2002)

10. Other Assets and Other Liabilities

(a) Other assets

	As of December 31,
	2001	2002
	MCh$	MCh$
Deferred income tax assets	27,023	70,034
Amounts receivable under spot foreign exchange transaction	11,669	29,950
Credit card charges in process	16,719	27,471
Assets for leasing	2,918	23,531
Dividends receivable	—	6,474
Transactions in process	7,550	19,136
Accounts receivable for assets received in lieu of payment sold	91	3,432
Accounts receivable for financial investments	21	3,339
Deferred loan origination and service costs	—	3,213
Transitory assets	1,252	—
Deferred software cost	976	3,148
Recoverable taxes	1,739	2,763
Deferred asset related to mortgage finance bonds issued by the bank	—	1,898
VAT fiscal credit	935	1,284
Brokerage operations	670	1,254
Materials and supplies	730	956
Prepaid advertising expenses	951	863
Other deferred expenses	529	643
Derivative instruments, net	5,939	—
Other	9,233	12,683

Total other assets	88,945	212,072

(b) Other liabilities

	As of December 31,
	2001	2002
	MCh$	MCh$
Accounts payable	13,685	35,533
Deferred income tax liabilities	8,251	29,986
Amounts payable under spot foreign exchange transaction	41,594	28,200
Documents in transit	27,230	22,537
Accrued staff vacation expense	5,645	8,611
Derivative instruments, net	—	8,481
Accrued severance staff indemnities	4,451	7,648
Deferred loan origination and service fees	5,472	6,381
Transactions in process	2,017	2,710
Administration and credit card contract provision	1,487	2,213
VAT fiscal debit	1,434	2,171
Legal contingencies provision	127	1,088
Other	7,223	18,653

Total other liabilities	118,616	174,212

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price-level changes and expressed in millions of constant

Chilean pesos as of December 31, 2002)

10. Other Assets and Other Liabilities (continued)

(c) Contingent Liabilities

Contingent liabilities consist of open and unused letters of credit, together with guarantees granted by the Bank in Chilean pesos, UF and foreign currencies (principally U.S. dollars). The liability represents the Bank’s obligations under such agreements. The Bank’s rights under these agreements are recognized as assets on the Bank’s balance sheets under the caption “Contingent loans”. (See note 5).

11. Other Interest Bearing Liabilities

The Bank’s long-term and short-term borrowings are summarized below. In accordance with the guidelines established by the Superintendency of Banks, the Bank does not present a classified balance sheet. Borrowings are described as short-term when they have original maturities of less than one year or are due on demand. All other borrowings are described as long-term, including the amounts due within one year on such borrowings.

	As of December 31, 2001			As of December 31, 2002
	Long-term	Short-term	Total	Long-term	Short-term	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Central Bank Credit lines for renegotiation of loans	2,468	—	2,468	3,763	—	3,763
Other Central Bank borrowings	—	33,709	33,709	—	—	—
Mortgage finance bonds	887,126	—	887,126	1,084,041	—	1,084,041
Bonds	—	—	—	4,593	—	4,593
Subordinated bonds	183,891	—	183,891	277,654	—	277,654
Borrowings from domestic financial institutions	12	25,696	25,708	126	50,362	50,488
Foreign borrowings	288,491	10,777	299,268	331,770	178,574	510,344
Investments under agreements to repurchase	—	163,124	163,124	—	276,675	276,675
Other obligations	29,722	17,013	46,735	45,861	30,909	76,770

Total other interest bearing liabilities	1,391,710	250,319	1,642,029	1,747,808	536,520	2,284,328

(a) Central Bank borrowings

Central Bank borrowings include credit lines for the renegotiation of loans and other Central Bank borrowings. Credit lines were provided by the Central Bank for the renegotiation of mortgage loans due to the need to refinance debts as a result of the economic recession and crisis of the Chilean banking system from 1982 to 1985. The credit lines for the renegotiations of mortgage loans are linked to the UF index and carry a real annual interest rate of 3.0%. The maturities of the outstanding amounts, are as follows:

As of December 31, 2002
MCh$
Due within 1 year	3,763
Due after 1 year but within 2 years	—
Due after 2 years but within 3 years	—
Due after 3 years but within 4 years	—
Due after 4 years but within 5 years	—
Due after 5 years	—

Total long-term (Credit lines for renegotiation of loans)	3,763
Total short-term (Other Central Bank borrowings)	—

Total Central Bank borrowings	3,763

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price-level changes and expressed in millions of constant

Chilean pesos as of December 31, 2002)

11. Other Interest Bearing Liabilities (continued)

(b) Mortgage finance bonds

These bonds are used to finance the granting of mortgage loans. The outstanding principal amounts of the bonds are amortized on a quarterly basis. The range of maturities of these bonds is between five and twenty years. The bonds are linked to the UF index and carry a weighted average annual rate of interest of 6.7% as of December 31, 2002.

The maturities of outstanding mortgage bond amounts as of December 31, 2002 are as follows:

As of December 31, 2002
MCh$
Due within 1 year	124,031
Due after 1 year but within 2 years	109,062
Due after 2 years but within 3 years	109,282
Due after 3 years but within 4 years	108,468
Due after 4 years but within 5 years	104,913
Due after 5 years	528,285

Total mortgage finance bonds	1,084,041

(c) Bonds

The maturities of outstanding bonds amounts as of December 31, 2002 are as follows:

As of December 31, 2002
MCh$
Due within 1 year	1,563
Due after 1 year but within 2 years	844
Due after 2 years but within 3 years	844
Due after 3 years but within 4 years	844
Due after 4 years but within 5 years	498
Due after 5 years	—

Total bonds	4,593

Bonds are linked to the UF Index and carried an average real annual interest rate of 6.8% as of December 31, 2002, with interest and principal payments due semi-annually. The bonds were originally intended to finance loans that had a maturity of greater than one year.

(d) Subordinated bonds

In 2001 the Bank issued Bonds totaling UF 1,580,000 (known as “6.5% Bonds”) at a discount of UF 98,670. The 6.5% Bonds are linked to the UF index with interest and principal payments due semi-annually. The discount on the issuance of the “6.5% Bonds” is amortized over the life of the bond. As of December 31, 2002, the effective real interest rate is 7.0%, taking into consideration the discount on issuance.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price-level changes and expressed in millions of constant

Chilean pesos as of December 31, 2002)

11. Other Interest Bearing Liabilities (continued)

(d) Subordinated bonds (continued)

The 6.5% Bonds are intended for the financing of loans having a maturity of greater than one year. As of December 31, 2002 the outstanding maturities of these bonds, which are considered long-term, are as follows:

As of December 31, 2002
MCh$
Due within 1 year	16,039
Due after 1 year but within 2 years	11,098
Due after 2 years but within 3 years	12,241
Due after 3 years but within 4 years	13,329
Due after 4 years but within 5 years	14,937
Due after 5 years	210,010

Total subordinated bonds	277,654

Subordinated bonds are considered in the calculation of “effective equity” for the purpose of determining the Bank’s minimum capital requirements (See Note 14).

(e) Borrowings from domestic financial institutions

Borrowings from domestic financial institutions are used to fund the Bank’s general activities, carry a weighted average annual real interest rate of 2.38% and have the following outstanding maturities as of December 31, 2002.

As of December 31, 2002
MCh$
Due within 1 year	126
Due after 1 year but within 2 years	—
Due after 2 years but within 3 years	—
Due after 3 years but within 4 years	—
Due after 4 years but within 5 years	—
Due after 5 years	—

Total long-term	126
Total short-term	50,362

Total borrowings from domestic financial institutions	50,488

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price-level changes and expressed in millions of constant

Chilean pesos as of December 31, 2002)

11. Other Interest Bearing Liabilities (continued)

(f) Foreign borrowings

The Bank has short-term and long-term borrowings from foreign banks. The outstanding maturities of these borrowings as of December 31, 2002 are as follows:

As of December 31, 2002
MCh$
Due within 1 year	273,579
Due after 1 year but within 2 years	52,596
Due after 2 years but within 3 years	5,469
Due after 3 years but within 4 years	126
Due after 4 years but within 5 years	—
Due after 5 years	—

Total long-term	331,770
Total short-term	178,574

Total foreign borrowings	510,344

All of these loans are denominated in U.S. dollars, are principally used to fund the Bank’s foreign trade loans and carry an average annual nominal interest rate of 4.73% as of December 31, 2002.

(g) Other obligations

	As of December 31,
	2001	2002
	MCh$	MCh$
Other long-term obligations:
Payable accounts	348	874
Obligations with Chilean government	29,374	44,987

Total other long-term obligations	29,722	45,861
Other short-term obligations	17,013	30,909

Total other obligations	46,735	76,770

As of December 31, 2002, other obligations had the following maturities:

As of December 31, 2002
MCh$
Due within 1 year	11,572
Due after 1 year but within 2 years	9,234
Due after 2 years but within 3 years	6,529
Due after 3 years but within 4 years	5,618
Due after 4 years but within 5 years	4,302
Due after 5 years	8,606

Total long-term	45,861
Total short-term	30,909

Total other obligations	76,770

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price-level changes and expressed in millions of constant

Chilean pesos as of December 31, 2002)

12. Obligations Arising From Lease Commitments

The Bank leases certain premises under operating leases. The following table shows the future minimum payments under the terms of the lease commitments, expressed in constant Chilean pesos as of December 31, 2002.

As of December 31, 2002
MCh$
Due within 1 year	4,637
Due after 1 year but within 2 years	4,177
Due after 2 years but within 3 years	3,353
Due after 3 years but within 4 years	2,540
Due after 4 years but within 5 years	1,723
Due after 5 years	4,327

Total obligations arising from lease commitments	20,757

The rental expense on premises was MCh$2,979, MCh$2,825 and MCh$6,556 for the years ended December 31, 2000, 2001 and 2002, respectively, and is included in the Consolidated Statements of Income under “Administrative and other expenses”.

13. Derivative Financial Instruments

(a) Derivative activities

The Bank takes positions in the foreign exchange market by the use of forward exchange contracts and spot exchange contracts. These activities constitute proprietary trading business and help the Bank to provide customers with capital markets products.

(b) Market risk and risk management activities

All derivative instruments are subject to market risk. This is defined as the risk that future changes in market conditions may make an investment more or less valuable. As most of these instruments are recognized at market value for the purposes of Chilean GAAP, these changes directly affect reported income. The Bank manages exposure to market risk in accordance with risk limits set by senior management by buying or selling instruments or entering into off-setting positions.

The Bank is exposed to credit related losses in the event of non-performance by counterparties to these financial instruments, risk that is monitored on an ongoing basis. In order to manage the level of credit risk, the Bank enters into transactions with counterparties whom it believes have a good credit standing and, when appropriate, obtains collateral.

The Central Bank requires that foreign exchange forward contracts be made only in U.S. dollars and other major foreign currencies. In the case of the Bank, most forward contracts are made in U.S. dollars against the Chilean peso or the UF. Occasionally, forward contracts are also made in other currencies, but only when the Bank acts as an intermediary. Unrealized gains, losses, premiums and discounts arising from foreign exchange forward contracts are shown on a net basis under “Other assets” and “Other liabilities”. (See note 10).

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price-level changes and expressed in millions of constant

Chilean pesos as of December 31, 2002)

13. Derivative Financial Instruments (continued)

(b) Market risk and risk management activities (continued)

The notional amounts of these contracts as of December 31, 2001 and 2002 are as follows:

			Notional contract amounts
	Number of operations		Less than 3 months		Over 3 months
Description of transaction	2001	2002	2001	2002	2001	2002
			ThUS$	ThUS$	ThUS$	ThUS$

Local Market:
- Foreign currency future purchase contracts with Chilean currency	109	588	64,493	242,234	225,578	867,936
- Foreign currency future sale contracts with Chilean currency	328	521	200,815	265,838	419,527	822,707
- Foreign currency forward contracts	23	75	—	4,351	6,181	4,537

Foreign Markets:
- Foreign currency forward contracts	33	70	1,627	48,286	6,237	7,936
- Foreign currency futures sold	138	175	14,166	—	—	17,588
- Interest rate swaps	16	78	—	—	61,000	635,798

The amounts refer to United States dollar amounts purchased or sold, or the equivalent in United States dollars of the foreign currency purchased or sold or the future amount, or the amount on which interest rate contracts are agreed. The period refers to the contract maturity from the date of the transaction.

(c) Contracts on the value of authorized readjustment systems (A.R.S.) and on interest rates in Chilean currency.

			Contract amounts
	Number of operations		Less than 3 months		Over 3 months
Description of transaction	2001	2002	2001	2002	2001	2002
			MCh$	MCh$	MCh$	MCh$

UF/pesos forward contracts purchased	1	17	837	1,674	—	34,325
UF/pesos forward contracts sold	1	5	837	—	—	2,547
Interest rate swaps	3	—	—	—	33,501	—

(d) Fair value of traded instruments

The table below sets forth the estimated fair value of derivative financial instruments held or issued by the Bank for trading purposes as of December 31, 2001 and 2002.

	Fair value as of December 31,
	2001	2002
	MCh$	MCh$
Contracts to purchase foreign exchange	(2,305)	(7,603)
Contracts to sell foreign exchange	5,448	12,449

For those instruments held by the Bank where no quoted market prices are available, fair values have been estimated using modeling and other valuation techniques.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price-level changes and expressed in millions of constant

Chilean pesos as of December 31, 2002)

14. Minimum Capital Requirements

In accordance with the Chilean Banking Law, Chilean Banks are required to maintain a minimum equity level of UF800,000, equivalent to MCh$ 13,395 as of December 31, 2002. In addition, Chilean Banks are required to maintain a minimum “capital” (capital and reserves) of at least 3% of their total assets net of provisions, and an “effective equity” of not less than 8% of their “risk-weighted assets”. The “effective equity” is defined as “net capital base” plus subordinated bonds, up to 50% of the capital and reserves, plus voluntary provisions of up to 1.25% of their risk-weighted assets. The value of the subordinated bonds that can be considered in the “effective equity” should decrease by 20% per year beginning six years prior to maturity.

The Bank’s actual qualifying “net capital base” and “effective equity” used to support its “risk-weighted assets” as of December 31, 2002, are set forth in the following table:

As of December 31, 2002
MCh$
Basic Capital	565,595
3% of total assets net of provisions	(259,031)

Excess over minimum required equity	306,564

Net capital base as a percentage of the total assets, net of provisions	6.55%

Effective equity	822,928
8% of risk-weighted assets	(481,026)

Excess over minimum required equity	341,902

Effective equity as a percentage of the risk-weighted assets(*)	13.69%

(*)	This ratio has been determined on total assets adjusted by risk on a consolidated basis, as established by Circular No.3,178 dated June 7, 2002, from the Superintendency of Banks.

15. Shareholders’ Equity

(a) The merger

At the Extraordinary Shareholders’ Meeting of Banco de Chile, held on December 6, 2001, the merger by incorporation of Banco de A. Edwards and Banco de Chile, with the later acquiring all assets an assuming all liabilities of the former, incorporating all equity, which includes net income for the year ended December 31, 2001, and shareholders of Banco de A. Edwards into Banco de Chile was approved. Later, on December 18, 2001 at Banco de A. Edwards’ Extraordinary Shareholders’ Meeting the merger was approved on the same terms, also obtaining the approval from the Superintendency of Banks and Financial Institutions on December 21, 2001. The merger became effective as of January 1, 2002.

For this purpose the Shareholders’ meeting agreed that the merged bank issue 23,147,126,425 registered shares, without par value, to be given to Banco de A. Edwards’ shareholders in a proportion of 3.135826295 Banco de Chile shares for each Banco de A. Edwards’ share. Consequently, Banco de Chile’s paid in capital was divided between a total of 68,079,783,605 shares.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price-level changes and expressed in millions of constant

Chilean pesos as of December 31, 2002)

15. Shareholders’ Equity (continued)

(b) Dividends

Dividends are declared and paid during the year subsequent to that in which the related net income was earned.

Dividends declared and paid in 2000, 2001 and 2002 in constant Chilean pesos of December 31, 2002 are as follows:

	Paid during the year ended December 31,
	2000	2001	2002
	MCh$	MCh$	MCh$
Dividends relating to prior year net income	86,551	84,417	97,068

16. Transactions with Related Parties

In accordance with the rules of the Superintendency of Banks, related parties are defined as individuals or companies who are directors, officers, or shareholders who own more than 1% of the Bank’s shares.

Entities in which a director, officer or shareholder of the Bank holds more than a 5% interest as well as entities that have directors in common with the Bank are also considered to be related parties. In the following tables, trading and manufacturing companies are defined as operating companies, and companies whose purpose is to hold shares in other companies are defined as investment companies.

(a) Loans granted to related parties

Loans to related parties, all of which are current, are as follows:

	As of December 31,
	2000		2001		2002
	Loans	Collateral Pledged	Loans	Collateral Pledged	Loans	Collateral Pledged
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Operating companies	75,673	32,885	50,523	16,278	96,424	23,019
Investment companies	12,535	66	4,279	55	6,944	2,208
Individuals(1)	1,055	846	3,540	860	1,754	1,373

Total	89,263	33,797	58,342	17,193	105,122	26,600

___________
(1)   Includes only debt obligations that are equal to or greater than UF 3,000, equivalent to approximately MCh$50 as of December 31, 2002.

The activity in the balances of loans to related parties are as follows:

	2001	2002
	MCh$	MCh$
Balance as of January 1	89,263	58,342
Banco de A. Edwards balances as of January 1, 2002	—	31,068
New loans	131,206	74,508
Repayments	(159,443)	(56,191)
Price-level restatement(1)	(2,684)	(2,605)

Balance as of December 31	58,342	105,122

___________
(1)  Reflects the effect of restatement of beginning balances to constant pesos of December 31, 2002.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price-level changes and expressed in millions of constant

Chilean pesos as of December 31, 2002)

16. Transactions with Related Parties (continued)

(b) Other transactions with related parties.

During the years ended December 31, 2000, 2001 and 2002, the Bank incurred the following expenses and income as a result of transactions with related parties equal to or greater than UF 5,000 equivalent to approximately MCh$84 as of December 31, 2002.

	Years ended December 31,
	2000		2001		2002
	Expense	Revenue	Expense	Revenue	Expense	Revenue
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Transbank S.A.	2,324	—	2,287	—	3,384	—
Empresa Nacional de Telecomunicaciones S.A.	1,275	—	1,137	—	2,617	—
Redbanc S.A.	1,367	—	1,511	—	2,217	—
Operadora de Tarjetas de Crédito Nexus S.A.	1,029	—	1,148	—	1,592	—
Sociedad y Promoción y Eventos Mundo Edwards S.A.	—	—	—	—	414	—
Corporación Cultural de la Ilustre Municipalidad de Santiago	—	—	—	—	350	—
Entel PCS Telecomunicaciones S.A.	—	—	—	—	333	—
Depósito Central de Valores S.A.	—	—	—	—	192	—
Banedwards Cía de Seguros de Vida S.A.	—	—	—	—	156	—
Empresa de Servicios Especializados S.A.	—	—	—	—	155	—
Hoteles Carrera S.A.	—	—	—	—	150	—
Entel Telefonía Local S.A.	134	—	153	—	113	—
Telefónica del Sur Carrier S.A.	—	—	—	—	101	—
Compañía Nacional de Teléfonos Telefónica del Sur S.A.	—	—	—	—	100	—
Empresa de Tarjetas Inteligentes S.A.	—	—	—	—	91	—
Editorial Trineo S.A.	—	—	—	—	23	—
Línea Aérea Nacional Chile S.A.	—	103	—	104	—	103

Subtotal	6,129	103	6,236	104	11,988	103

Transactions between 1,000 and 5,000 UF:
Services expenses	212	—	177	—	330	—
Telephone expenses	82	—	102	—	33	—
Rental expense	71	—	—	—	—	—
Rental income.	—	46	—	44	—	—

Subtotal	365	46	279	44	363	—

Total	6,494	149	6,515	148	12,351	103

These expense and revenue items are for services received and rendered by the Bank from related parties at market rates. Article 89 of the Chilean Corporations Law requires that the Bank’s transactions with related parties be carried out on a market basis or on terms similar to those prevailing in the market.

During the course of 2002, the Bank entered into the following related party transactions, all of which were reported to the Chilean Superintendency of Banks:

•	In June 2002, the Bank acquired 100% of the shares of Promarket from Inmobiliaria El Rosal S.A. and Sociedad Inmobiliaria del Norte Limitada for Ch$282,285 per share. The total aggregate purchase price was Ch$279 million of which Ch$141 million was paid to Sociedad Inmobiliaria del Norte Limitada and Ch$138 million was paid to Inmobiliaria El Rosal S.A. At the time of the purchase, Inmobiliaria El Rosal was owned by Mr. Jacob Ergas, a member of the Bank’s Board of Directors, and Sociedad Inmobiliaria del Norte Limitada, which was owned by Quiñenco.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price-level changes and expressed in millions of constant

Chilean pesos as of December 31, 2002)

16. Transactions with Related Parties (continued)

(b) Other transactions with related parties (continued)

•	In June 2002, the Bank acquired 100% of the shares in Baned Servicios Especializados S.A. from Inmobiliaria El Rosal, Sociedad Inmobiliaria del Norte Limitada and Inversiones El Norte y Inmobiliaria El Rosal for Ch$30,900 per share. The total aggregate purchase price was Ch$309 million, of which Ch$1.5 million was paid to Inmobiliaria El Rosal, Ch$1.5 million was paid to Sociedad Inmobiliaria del Norte Limitada and Ch$306 million was paid to Inversiones El Norte y Inmobiliaria El Rosal. Baned Servicios Especializados subsequently changed its name to Socofin. At the time of the purchase, Inmobiliaria El Rosal was owned by Mr. Jacob Ergas, a member of the Bank’s Board of directors. Inmobiliaria del Norte Limitada was owned by Quiñenco and Inversiones El Norte y Inmobiliaria El Rosal was owned by Quiñenco and Mr. Jacob Ergas;

•	In August 2002, the Bank, as successor of Banco de A. Edwards, and Inversiones Vita S.A., Inersa S.A. and Sociedad Inmobiliaria del Norte Limitada, amended a preliminary purchase agreement dated November 9, 2000, which had been entered into in connection with the purchase of 100% of the shares of Banchile Seguros de Vida. According to this Agreement, the Bank will be allowed to purchase such shares at market conditions if the General Banking Law is amended in the future to allow Banks to own Insurance Companies. Inversiones Vita is beneficially owned by Mr. Jacob Ergas, a member of the Bank’s Board of directors. Inersa is beneficially owned by Mr. Andronico Luksic, the Vice Chairman of the Bank’s Board of directors; Sociedad Inmobiliaria del Norte Limitada is owned by Quiñenco.

•	In August 2002, the Bank, along with Banchile Corredores de Serguros Limitada and Banchile Seguros de Vida, amended several provisions of a master agreement, distribution agreement and the collection agreement executed by Banco de A. Edwards, Banedwards Corredora de Seguros Limitada and Banedwards Compañia de Seguros S.A., respectively. Under the terms of the amendment, the parties agreed to extend the term of the agreements until December 31, 2011. Banchile Seguros de Vida is beneficially owned by Mr. Jacob Ergas, a member of the Bank’s Board of directors, and by Mr. Andronico Luksic, the Vice Chairman of the Bank’s Board of directors;

•	In November 2002, the Bank executed an amendment to the agreement with Empresa Nacional de Telecomunicaciones S.A. relating to data transmission, private telephone communication services and other additional services for branch network. The amendment amended the description of services and amount of fees according to the Bank’s new requirements and structure following the merger with Banco de A. Edwards. Quiñenco has a passive investment interest in Empresa Nacional de Telecomunicaciones, which is beneficially owned by Mr. Andronico Luksic, the Vice Chairman of the Bank’s Board of directors.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price-level changes and expressed in millions of constant

Chilean pesos as of December 31, 2002)

17. Fees and income from services and non-operating income and expenses

The Bank’s fees and income from services and non-operating income and expenses for the years ended December 31, 2000, 2001 and 2002 are summarized as follows:

	Years ended December 31,
	2000		2001		2002
	Income	Expenses	Income	Expenses	Income	Expenses
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Fees and income from services
Demand deposits and overdrafts	10,546	—	12,982	—	17,736	—
Mutual funds and stock brokerage	9,705	889	11,599	923	16,180	1,755
Credit cards	6,089	450	8,098	653	14,677	745
Collection services	2,448	—	2,293	—	8,919	—
Automated teller machines	4,225	1,229	4,758	1,354	8,001	2,576
Credit lines	3,543	—	2,137	—	7,544	—
Collection and payment of services	5,970	2,584	6,427	2,687	5,868	2,738
Letters of credit guarantees, collaterals and other contingent loans	3,142	—	3,343	—	4,041	—
Income and expense from goods received in lieu of payment	135	430	343	686	2,932	1,713
Insurance brokerage	1,629	571	2,401	707	2,750	712
Financial services	1,163	7	1,000	62	1,910	19
Foreign trade services	1,234	—	1,518	—	1,749	—
Bancuenta Credichile Administration	1,067	—	1,291	—	1,716	—
Leasing collections	3,497	1,655	717	892	1,668	479
Custody and trust services	550	—	631	—	589	—
Fees from sales force	—	1,649	—	2,004	—	5,014
Other	2,009	951	3,711	914	7,552	1,395

Total	56,952	10,415	63,249	10,882	103,832	17,146

Non-operating income and expenses
Rental income	3,092	—	2,983	—	2,686	—
Recoveries of expenses	449	—	688	—	967	—
Gains on sales of assets received in lieu of payment	1,553	—	2,846	—	902	—
Income from correspondent banks	102	—	654	—	578	—
Income from sale of fixed assets	1,889	—	134	—	519	—
Securities in companies and shares	97	—	84	—	295	—
Miscellaneous gains on exchange	140	—	185	—	233	—
Overestimated provision	139	—	426	—	142	—
Charge-offs and provision of assets received in lieu of payment	—	1,894	—	1,265	—	8,290
Charge-offs and provision related to fixed assets due to the merger	—	—	—	—	—	4,348
Administration and credit card contracts	—	1,191	—	2,613	—	3,042
Charge-offs of transaction in process related to the merger	—	—	—	—	—	2,016
Charge-offs	—	734	—	560	—	1,302
Legal contingencies provision	—	—	—	127	—	962
Delivery services of bank products	—	343	—	571	—	638
Indemnity for termination of rental contracts	—	—	—	—	—	582
Leasing expenses	—	559	—	478	—	7
Other	317	1,703	210	714	461	1,835

Total	7,778	6,424	8,210	6,328	6,783	23,022

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price-level changes and expressed in millions of constant

Chilean pesos as of December 31, 2002)

18. Board of Directors Compensation

The following fees were paid to members of the Board of Directors as remuneration for their services, as established at the general shareholders’ meetings, and for attendance fees:

	Years ended December 31,
	2000	2001	2002
	MCh$	MCh$	MCh$
Remuneration and attendance fees	851	1,233	1,667

19. Loan Loss Recoveries

	Years ended December 31,
	2000	2001	2002
	MCh$	MCh$	MCh$
Loan portfolio previously charged-off	7,440	8,917	11,196
Loans reacquired from Central Bank	1,916	1,018	718

Total	9,356	9,935	11,914

Recovery of loans reacquired from the Central Bank includes payments received on such loans which at the date of their repurchase from the Central Bank were deemed to have no value and were recorded in memorandum accounts.

20. Foreign Currency Position

The consolidated balance sheets include assets and liabilities denominated in foreign currencies, which have been translated to Chilean pesos at the Observed Exchange Rates as of December 31, 2001 and 2002 and assets and liabilities denominated in Chilean pesos but that contain repayment terms linked to changes in foreign currency exchange rates, detailed below:

	As of December 31, 2001			As of December 31, 2002
	Payable in Foreign Currency	Payable in Chilean Pesos	Total	Payable in Foreign Currency	Payable in Chilean Pesos	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
ASSETS
Cash and due from banks	150,289	—	150,289	161,350	—	161,350
Loans	564,256	56,840	621,096	863,456	52,918	916,374
Contingent loans	159,969	138	160,107	201,099	—	201,099
Interbank loans	11,726	—	11,726	6,306	—	6,306
Financial investments	436,908	194,091	630,999	375,019	424,851	799,870
Leasing contracts	—	53,868	53,868	—	58,348	58,348
Other assets	24,371	—	24,371	104,044	—	104,044

Total assets	1,347,519	304,937	1,652,456	1,711,274	536,117	2,247,391

LIABILITIES
Deposits	788,922	24	788,946	1,261,851	1,188	1,263,039
Contingent liabilities	160,252	—	160,252	201,337	—	201,337
Borrowings from domestic financial institutions	—	—	—	8,852	—	8,852
Foreign borrowings	298,803	465	299,268	510,310	—	510,310
Other liabilities	332,914	500	333,414	185,940	5,084	191,024

Total liabilities	1,580,891	989	1,581,880	2,168,290	6,272	2,174,562

NET (LIABILITIES) ASSETS	(233,372)	303,948	70,576	(457,016)	529,845	72,829

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price-level changes and expressed in millions of constant

Chilean pesos as of December 31, 2002)

21. Income Taxes

The Bank has recorded the effects of deferred taxes on its consolidated financial statements in accordance with Technical Bulletin No.60 and the complementary technical bulletins there to issued by the Chilean Association of Accountants.

As described in these accounting standards, beginning January 1, 1999, the Bank recognized the consolidated tax effects generated by the temporary differences between financial and tax values of assets and liabilities. At the same date, the net deferred tax determined was completely offset against a net “complementary” account. Such complementary deferred tax balances are being amortized over the estimated reversal periods corresponding to the underlying temporary differences as of January 1, 1999. The net balance to be amortized as of December 31, 2001 was MCh$3,660, and as of December 31, 2002 was MCh$803. In accordance with Technical Bulletin N° 60, deferred tax asset and liability amounts are presented on the balance sheet net of the related unamortized complementary account balances in the balance sheet. The corresponding movements and effects of which are as follows:

	Balance as of December 31, 2001 (1)	Incorporation of Banco de A. Edwards (1)	Total (1)	2002 Amortizations	2002 Deferred taxes	Balance as of December 31, 2002
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Deferred tax assets
Obligations with repurchase agreements	7,029	—	7,029		18,364	25,393
Global allowances for loan losses	10,038	9,615	19,653		2,080	21,733
Leasing equipment	2,230	921	3,151		2,047	5,198
Voluntary allowances for loan losses	5,029	638	5,667		(2,275)	3,392
Charge-offs from financial investment	—	—	—		2,312	2,312
Accrued interests and readjustments from risky loan portfolio	1,433	429	1,862		(188)	1,674
Staff vacations	766	391	1,157		164	1,321
Accruals interest and readjustments from past due loans	247	—	247		813	1,060
Personnel provisions	257	—	257		651	908
Assets at market value	1,549	(162)	1,387		(614)	773
Staff severance indemnities	719	—	719		(49)	670
Other adjustments	3,302	915	4,217		4,118	8,335

Total	32,599	12,747	45,346	—	27,423	72,769
Complementary account balance	(6,363)	513	(5,850)	3,115	—	(2,735)

Net assets	26,236	13,260	39,496			70,034

Deferred tax liabilities

Investments with repurchase agreements	7,039	—	7,039		17,509	24,548
Depreciation and price-level restatement of fixed assets	1,711	1,958	3,669		362	4,031
Transitory assets	414	2,608	3,022		(1,676)	1,346
Other adjustments	1,657	43	1,700		293	1,993

Total	10,821	4,609	15,430	—	16,488	31,918
Complementary account balance	(2,810)	—	(2,810)	878	—	(1,932)

Net liabilities	8,011	4,609	12,620			29,986

(1)	For presentation purposes, deferred income tax balances as of December 31, 2001 are presented on a historical basis.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price-level changes and expressed in millions of constant

Chilean pesos as of December 31, 2002)

21. Income Taxes (continued)

“Income taxes” as presented in the Consolidated Statements of Income for the years ended December 31, 2000, 2001 and 2002 are summarized as follows:

	Years ended December 31,
	2000	2001	2002
	MCh$	MCh$	MCh$
Current income tax provision	(4,346)	(3,126)	(8,290)
Amortization of complementary accounts	3,934	2,825	2,237
Deferred tax effect for the year	2,360	1,998	8,202
Deferred taxes from previous years	—	—	2,734
Income tax (reassessment of previous year)	(3,461)	(241)	(3,235)
Non deductible expenses Art. 21	(78)	(70)	(428)
Tax benefit related to absorption of tax losses carry forwards	—	—	(67)

Income taxes (expense) benefit	(1,591)	1,386	1,153

22. Commitments and contingencies

In the ordinary course of business, the Bank acts as defendant or co-defendant in various litigation matters. Although there can be no assurances, the Bank believes, based on information currently available, that the ultimate resolution of these legal proceedings would not be likely to have a material adverse effect on its results of operations, financial condition, or liquidity.

The Bank is party to transactions with off-balance sheet risk in the normal course of its business, which exposes the Bank to credit risk in addition to amounts recognized in the consolidated financial statements. These transactions include commitments to extend credit not otherwise accounted for as contingent loans, such as overdrafts and credit card lines of credit. Such commitments are agreements to lend to a customer at a future date, subject to compliance with the contractual terms. Since a substantial portion of these commitments is expected to expire without being drawn on, the total commitment amounts do not necessarily represent actual future cash requirements of the Bank. The amounts of these loan commitments are MCh$407,221 and MCh$428,589 and the amounts of subscribed leasing contracts are MCh$11,011 and MCh$41,433 as of December 31, 2001 and 2002, respectively.

23. Fiduciary Activities

The following items are recorded in memorandum accounts by the Bank and represent fiduciary safekeeping and custody services:

	As of December 31,
	2001	2002
	MCh$	MCh$
Securities held in safe custody	1,853,135	3,716,925
Amounts to be collected on behalf of domestic third parties	82,418	152,176
Amounts to be collected on behalf of foreign third parties	230,888	343,889
Administration of assets	39	37

Total fiduciary activities	2,166,480	4,213,027

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price-level changes and expressed in millions of constant

Chilean pesos as of December 31, 2002)

24. Concentrations of Credit Risk

Concentrations of credit risk (whether on or off-balance sheet) arising from financial instruments exist in relation to certain groups of customers. A group concentration arises when a number of parties have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions. The Bank does not have a significant exposure to any customer or counterparty.

Counterparty risk

The Bank maintains a series of deposits, investments purchased under agreements to resell, forward contract agreements and other financial instruments with institutions in the Chilean banking sector. The principal counterparties within the Chilean banking sector, excluding the Central Bank, and the Bank’s related exposure to credit risk, as of December 31, 2001 and 2002 are as follows:

Bank	Credit Risk As of December 31,
	2001	2002
	MCh$	MCh$

Banco Santander-Chile(*)	742	14,638
Banco del Estado de Chile	712	13,064
BBVA Banco Bhif	472	11,109
Corpbanca	201	6,137
BankBoston N.A.	1,384	4,568
JP Morgan Chase Bank	336	3,753
ABN Amro Bank (Chile)	—	3,165
Banco Security	—	2,331
Banco del Desarrollo	—	665
HSBC Bank USA	—	640
Citibank N.A.	730	480
Scotiabank Sud Americano	190	313
Banco de A. Edwards(**)	917	—
Others	304	13,296

(*)	Merged with Banco Santiago.
(**)	Absorbed by Banco de Chile.

The Bank maintains a policy of placing deposits with a number of different financial institutions and does not believe that any one of these banks represents an unacceptable credit risk. The Bank does not usually require collateral from these counterparties.

25. Sales and Purchases of Loans

From time to time, the Bank does sell and purchase loans based on specific requirements from customers. During the years ended December 31, 2000, 2001 and 2002, the Bank sold loans totaling MCh$23,066, MCh$1,303 and MCh$11,543, respectively, however, the Bank does not originate loans for future sale. The Bank did not retain servicing or any other interest in the loans sold or retains any risks in the event of non-collection by the purchaser. During the year ended December 31, 2002, the Bank purchased loans amounting to MCh$17,725. During prior years the Bank did not purchased loans. Any gains or losses on such transactions are recognized in results of operations at the time of the transactions.

The aggregate gains on sales of loans were MCh$2,281, MCh$6 and MCh$85 for the years ended December 31, 2000, 2001 and 2002, respectively.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price—level changes and expressed in millions of constant

Chilean pesos as of December 31, 2002)

26. Maturity of Assets and Liabilities

The maturity dates of assets and liabilities are shown in the following table including accrued interest as of December 31, 2002.

	As of December 31, 2002
	Due within 1 year	Due after 1 year but within 3 years	Due after 3 years but within 6 years	Due after 6 years	Total 2002	Total 2001
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
ASSETS
Loans(1)	2,929,418	977,559	666,857	1,012,521	5,586,355	3,604,956
Securities(2)	1,517,462	75,694	2,305	—	1,595,461	1,705,018

Total	4,446,880	1,053,253	669,162	1,012,521	7,181,816	5,309,974

LIABILITIES
Deposit and other obligations(3)	3,075,559	154,829	93,312	—	3,323,700	2,639,793
Mortgage finance bonds	124,031	218,344	313,129	428,537	1,084,041	887,126
Bonds	17,602	25,027	46,498	193,120	282,247	183,891
Chilean Central Bank borrowings:
Central Bank credit lines for renegotiations of loans	3,763	—	—	—	3,763	2,468
Other Central Bank borrowings	—	—	—	—	—	33,709
Borrowings from domestic financial institutions	50,488	—	—	—	50,488	25,708
Foreign borrowings	452,153	58,065	126	—	510,344	299,268
Other obligations	42,481	15,763	13,218	5,308	76,770	46,735

Total	3,766,077	472,028	466,283	626,965	5,331,353	4,118,698

(1)	Excludes contingent loans, overdue loans (1-89 days) and past due loans (90 days or more).
(2)	Excludes unrealized gains/losses on permanent financial investments included in equity in the credit amounts of MCh$5,812 and debit of MCh$3,439 for years ended December 31, 2001 and 2002 respectively. In accordance with Superintendency of Banks trading investments are classified as due within 1 year.
(3)	Excludes demand deposit accounts, saving accounts, investments sold under agreements to repurchase and contingent liabilities.

27. Subsequent Events

In the opinion of Bank’s Management as of the date in which these consolidated financial statements were issued there are no significant subsequent events that affect or that could affect the consolidated financial statements of the Bank as of December 31, 2002.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price-level changes and expressed in millions of constant

Chilean pesos as of December 31, 2002)

28. Differences between Chilean and United States Generally Accepted Accounting Principles

The following is a description of the significant differences between accounting principles as prescribed by the Superintendency of Banks and accounting principles generally accepted in Chile (collectively “Chilean GAAP”), and accounting principles generally accepted in the United States of America (“U.S. GAAP”).

As explained in Notes 1 (a) and 15, effective January 1, 2002, the Bank merged with Banco de A. Edwards, an entity under the common control of Quiñenco S.A. (“Quiñenco”), a Chilean holding company. In accordance with merger accounting under Chilean GAAP, the financial statements as of December 31, 2001 and for each of the two years in the period then ended that have been presented are those of Banco de Chile, the acquiring bank, giving no retroactive effect to the merger. Following the accounting requirements under U.S. GAAP, information presented in this note has been restated to reflect the merger with Banco de A. Edwards as from March 27, 2001, the first date in which control of both of these banks was held by the common parent. U.S. GAAP information for the year ended December 31, 2000 and for the period between January 1, 2001 and March 27, 2001 reflects the financial information of Banco de A. Edwards, the bank previously controlled by Quiñenco. Paragraph (a) below provides a description of the merger with Banco de A. Edwards and provides combined financial statement information based on the respective consolidated financial statements of the individual consolidated banks prepared under Chilean GAAP.

References below to “SFAS” are to United States Statements of Financial Accounting Standards. Pursuant to Chilean GAAP, the Bank’s financial statements recognize certain effects of inflation. In addition, the Bank translates the accounting records of its branch in New York, USA and its agency in Miami, USA to Chilean pesos from US dollars in accordance with guidelines established by the Superintendency of Banks, which are consistent with Technical Bulletin Nº64, “Accounting for investments Abroad”, issued by the Chilean Association of Accountants. In the opinion of the Bank, this foreign currency translation methodology forms part of the comprehensive basis of preparation of price-level adjusted financial statements required by Chilean GAAP. Inclusion of inflation and the effects of translation in the accompanying consolidated financial statements under the Chilean accounting standard in the financial statements is considered appropriate under the inflationary conditions that have historically affected the Chilean economy even though the cumulative inflation rate for the last three years does not exceed 100% and, accordingly have not been eliminated in the reconciliation to U.S. GAAP included under paragraph (s) below.

(a) Merger of entities under common control

Under Chilean GAAP, the merger between Banco de Chile and Banco de A. Edwards was accounted for as a “pooling of interests” on a prospective basis. As such, the historical financial statements for periods prior to the merger are not restated and Banco de Chile is considered to be the continuing entity for legal and accounting purposes. Under U.S. GAAP, the merger of the two banks is accounted for as a merger of entities under common control. As LQ Inversiones Financieras, a holding company beneficially owned by Quiñenco has controlled both Banco de Chile and Banco de A. Edwards since March 27, 2001, Banco de Chile was required to restate its previously issued U.S. GAAP historical financial statements to retroactively reflect the merged bank as if Banco de Chile and Banco de A. Edwards (Hereafer referred to as the “Merged Bank”) had been combined throughout the periods during which common control existed. Therefore from the period from March 27, 2001 to January 1, 2002, U.S. GAAP reflects the merger as if it had already happened, incorporating two banks, while under Chilean GAAP for the same period only the historical financial information of Banco de Chile is presented in the income statement. Furthermore, under U.S. GAAP, for periods prior to March 27, 2001, the information presented in the financial statements is that of Banco de A. Edwards, as it had been under Quiñenco’s control since September 2, 1999.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price-level changes and expressed in millions of constant

Chilean pesos as of December 31, 2002)

28. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(a) Merger of entities under common control (continued)

As discussed above, information presented under Chilean GAAP as of December 31, 2001 and for each of the two years in the period then ended includes only Banco de Chile, while under U.S. GAAP the Bank is required to present the historical financial statement information of Banco de A. Edwards for the year ended December 31, 2000 and for the period between January 1, 2001 and March 26, 2001. Furthermore for the period between March 27, 2001 and December 31, 2001 and as of December 31, 2001 under U.S. GAAP the banks are presented on a combined basis. The effect of combining the banks using the respective consolidated financial statements prepared in accordance with Chilean GAAP, in order to present comparable initial shareholders’ equity balances and results from operations of the applicable entities prior to the inclusion of any adjustments to U.S. GAAP of the combined bank, is included in paragraph (t) below.

(b) Push Down Accounting

As described above, under Chilean GAAP, the merger of Banco de Chile and Banco de A. Edwards is accounted for as a pooling of interests beginning January 1, 2002 with no retroactive restatement of historical financial statements or carrying values prior to the merger.

Under U.S. GAAP, when accounting for a merger of entities under common control, the book values of the merging entities that are held in the books of the common parent must be pushed down to the merged entity. This means that goodwill previously created in the books of Quiñenco, the transferring entity, at the time that it acquired each bank and also any fair value differences created from those purchases must be included in the U.S. GAAP accounting records of the Merged Bank. In practice this means that the goodwill and fair value adjustments created from Quiñenco’s purchases of Banco de A. Edwards during September and October, 1999 and from Quiñenco’s purchases of Banco de Chile made during 1999, 2000 and March 2001 are pushed down to the merged entity. As this treatment does not apply in Chilean GAAP, there is a significant difference in the asset and liability bases under each body of accounting principles.

Quiñenco acquired Banco de A. Edwards, through step acquisitions between September 2, 1999 and October 26, 1999. There were no additional share transactions between 1999 and the date of the merger. Similarly, Quiñenco acquired Banco de Chile through step acquisitions between October 1999 and March 27, 2001.

Under U.S. GAAP, acquisitions that are accounted for using the purchase method of accounting result in the identifiable assets and liabilities of the acquired bank being adjusted to their fair values in the consolidated financial statements of the acquirer. Adjustments to assets acquired and liabilities assumed to fair value and recording the fair values of unrecognized intangible assets are generically referred to as purchase accounting adjustments. As a result of its acquisitions of Banco de Chile and Banco de A. Edwards, the Quiñenco recorded purchase accounting adjustments to reflect differences related to:

•	the fair value of intangible assets, including brand names and long-term customer-relationship intangible (core deposit intangibles);

•	the fair values of loans, excluding any adjustments in the acquiree’s historical allowance for loan losses or other contingent liabilities;

•	the accounting for staff severance liabilities;

•	the fair value of bank premises and equipment and other

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price-level changes and expressed in millions of constant

Chilean pesos as of December 31, 2002)

28. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(b) Push Down Accounting (continued)

Such purchase accounting adjustments and goodwill and any equity method investments or equity participation in the results of operations of the acquired banks recorded by the common parent, must be recorded in the U.S. GAAP accounting records of the Merged Bank. The effects of accounting for the push down of these purchase accounting adjustments, goodwill and any equity participation in the results of operations of the acquired banks into the accounting records of the Merged Bank and their subsequent effects on net income is included in paragraphs (t) and (u), below.

(c) Acquisition of Banco de A. Edwards

The pooling of interests method under Chilean GAAP is based on summing the two banks together using their historical book values and eliminating any inter-bank balances. Under U.S. GAAP, to the extent that the banks were under common control, the assets and liabilities of Banco de A. Edwards were transferred into Banco de Chile using the U.S. GAAP carrying values of such assets and liabilities included in the records of the common parent. However, as Quiñenco only owned 51.18% of Banco de A. Edwards, to the extent that the minority interest of Banco de A. Edwards was acquired, through the issuance of Banco de Chile shares, Banco de Chile is considered to be the acquirer.

Therefore, Banco de Chile must calculate goodwill based on the difference between the purchase price (i.e. the market value of the shares issued by Banco de Chile) and the fair value of the proportion of assets and liabilities acquired at the date of the merger. As part of this process, under U.S. GAAP, Banco de Chile was also required to value the interest acquired of previously unrecorded intangible assets, such as the Banco de Edwards brand name and core deposit intangibles, and to include these assets in the financial records of the merged bank. Such assets are not required to be recorded under Chilean GAAP.

As a consequence of the merger between Banco de Chile and Banco de A. Edwards, Banco de Chile issued 23,147,126,425 shares in exchange for all the outstanding common shares of Banco de A. Edwards using an exchange ratio of 3.135826295 Banco de Chile shares for each Banco de A. Edwards share. Under U.S. GAAP Banco de Chile is considered to have acquired 48.82% of the outstanding shares in Banco de A. Edwards, which correspond to those shares that Quiñenco did not own as of that date. The acquisition of these shares has been accounted for using purchase accounting as described in the preceding paragraph. The consideration paid has been determined using an average of the market value of the publicly traded Banco de Chile shares, which at January 1, 2002 was Ch$ 25.11017 per share, and merger expenses as described in paragraph (s) below.

In connection with the determination and accounting for such assets and liabilities under U.S. GAAP, Banco de Chile is required to record the fair value of the proportion of assets and liabilities acquired at the date of the merger. As part of this process, under U.S. GAAP, Banco de Chile was also required to value the interest acquired of previously unrecorded intangible assets, such as the Banco de Edwards brand name, and to include these assets in the financial records of the merged bank. Such assets were not required to be recorded under Chilean GAAP.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price-level changes and expressed in millions of constant

Chilean pesos as of December 31, 2002)

28. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(c) Acquisition of Banco de A. Edwards (continued)

Under U.S. GAAP, purchase allocation of the 48.82% participation acquired from shareholders other than Quiñenco and its subsidiaries as of January 1, 2002 was as follows:

MCh$
Net book value of Banco de A. Edwards	120,367
Incremental fair value of identified intangible assets(1)(2)	31,147
Fair value decrement of identified net assets acquired	(44,914)

Fair value of Banco de A. Edwards	106,600

Purchase price
Market value of Banco de Chile shares issued	292,269
Direct costs of acquisition	1,175

Goodwill	186,844

(1)	Core deposit intangibles resulting from the acquisition amounted to MCh$27,737 and are being amortized over the estimated run-off period by product of the acquired customer base at the date of purchase.
(2)	Brand name intangibles resulting from the acquisition amounted to MCh$3,410 and are being amortized over 10 years.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition.

As of January 1, 2002
MCh$
Cash and due from banks	122,655
Financial investments	181,224
Loans, net	1,050,999
Intangibles	31,147
Other	84,182

Total assets acquired	1,470,207

Deposits	833,606
Other interest bearing liabilities	457,347
Other liabilities	72,654

Total liabilities assumed	1,363,607

Net assets acquired	106,600

Of the MCh$ 31,147 of acquired intangible assets, MCh$27,737 was assigned to core deposits that is subject to amortization (using an estimated rate that the bank’s customers are expected to leave the bank in future years, based on a historical analyses performed by the Bank), and MCh$3,410 has been assigned to a registered trademark that is being amortized over a 10 year useful life.

The Bank does not amortize goodwill related to the acquisition of Banco de A. Edwards, following the provisions of SFAS No. 142, as described in paragraph (d) below.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price-level changes and expressed in millions of constant

Chilean pesos as of December 31, 2002)

28. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(d) Amortization of Goodwill and Intangible Assets

The Bank adopted Statement of Financial Accounting Standard No. 142, “Goodwill and Other Intangible Assets”, (“SFAS 142”) as of January 1, 2002. SFAS 142 applies to all goodwill and identified intangible assets acquired in a business combination. Under the new standard, beginning January 1, 2002, all goodwill, including that acquired before initial application of the standard, and indefinite-lived intangible assets are not amortized, but must be tested for impairment at least annually. Under the transitional provisions of SFAS 142 goodwill generated in purchase transactions subsequent to June 30, 2001 were not amortized during the year ended December 31, 2001

The Bank has performed the impairment test of goodwill required by the standard, which did not result in any impairment. Under Chilean GAAP, the Bank does not present any goodwill as of December 31, 2002. Under U.S. GAAP, the carrying value of goodwill, net of accumulated amortization, related to the 1999 acquisitions of Leasing Andino, Banco de A. Edwards and the push-down of goodwill from Quiñenco, described in paragraphs (q), (c) and (b) to this note, respectively, were MCh$ 1,853, MCh$186,844 and MCh$ 357,925, respectively.

The table below presents the allocation of the total carrying value of goodwill by segments of the Bank:

Business Segments	MCh$
Large Corporate	205,047
Middle Market	116,802
Retail Banking	152,892
International Banking	38,625
Treasury	10,520
Subsidiaries	22,736

Total goodwill	546,622

The table below presents the reported net income and adjusted earnings per share amounts that would have been for the years ended December 31, 2000 and 2001 if amortization expense recognized in those periods related to goodwill is excluded:

	Years ended December 31,
	2000	2001
	MCh$	MCh$
Reported net (loss) income	(94)	49,764
Add back: Goodwill amortization	5,484	12,333

Adjusted net (loss) income	5,390	62,097

Earnings per share, adjusted	0.23	1.08

(e) Loan Origination Commissions and Fees

Under Chilean GAAP, as from January 1, 2000, Banco de A. Edwards began recognizing loan origination and service fees and costs over the term of loans to which they relate, and the period that the services are performed. Banco de Chile began applying this accounting treatment during 2001 for loan origination and service fees and certain costs, and from January 1, 2002 for those related costs previously not considered. Prior to this accounting change, loan origination and service fees were recognized when collected and related direct costs when incurred.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price-level changes and expressed in millions of constant

Chilean pesos as of December 31, 2002)

28. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(e) Loan Origination Commissions and Fees (continued)

Under Statement of Financial Accounting Standard No. 91, “Accounting for Nonrefundable Fees and Costs Associated with Origination of Acquiring Loans and Initial Direct Costs of Leases”, loan origination fees and certain direct loan origination costs should be recognized over the term of the related loan as an adjustment to yield. As of December 31, 2002, the accounting treatment applied under Chilean GAAP is considered similar to U.S. GAAP.

The effect of accounting for net loan origination fees in accordance with U.S. GAAP is included in the reconciliation of consolidated net income and shareholders’ equity in paragraph (t) below.

(f) Deferred Income taxes

Under Chilean GAAP, prior to 1999, the Merged Bank did not record the effects of deferred income taxes. Effective January 1, 1999, and in accordance with the new accounting standard under Chilean GAAP, the Merged Bank was required to record the effects of deferred tax assets and liabilities based on the liability method, with deferred tax assets and liabilities established for temporary differences between the financial reporting basis and the tax basis of the Merged Bank’s assets and liabilities at enacted tax rates expected to be in effect when such amounts are realized. As a transitional provision to reduce the impact of adoption of this standard, the banks were permitted to record a contra (“complementary”) asset or liability as of the date of implementation of the new accounting standard, January 1, 1999, related to the effects of deferred income taxes from prior years.

These complementary assets and liabilities are to be amortized over the estimated period of reversal of the temporary differences that generate the future income tax asset or liability.

Under Statement of Financial Accounting Standard No. 109, “Accounting for Income Taxes”, income taxes are recognized using the liability method in a manner similar to Chilean GAAP. The effects of recording deferred income taxes and the elimination of the complementary assets and liabilities and their respective amortization are included in the reconciliation of consolidated net income and shareholders’ equity in paragraph (t) below.

Additional disclosures required under SFAS No. 109 are further described in paragraph (w) below.

(g) Investments in other companies

As shown in Note 9, certain long-term investments of less than 20% of the outstanding shares in other companies have been recorded using the equity method of accounting. Under U.S. GAAP these investments would generally be accounted for at cost less any non-temporary impairment in value. The effect of recording these assets in accordance with U.S. GAAP is included in the reconciliation of consolidated net income and shareholders’ equity in paragraph (t) and (u) below. For 2001, in those cases where each individual bank held less than 20% of an investment but on a combined basis the Merged Bank held more than 20%, such investments have been restated and retroactively accounted for under the equity method.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price-level changes and expressed in millions of constant

Chilean pesos as of December 31, 2002)

28. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(h) Repurchase agreements

The Bank enters into repurchase agreements as a source of finance. In this regard, under Chilean GAAP the Bank’s investments that have been sold subject to repurchase agreements are reclassified from their investment category to investment collateral under agreements to repurchase. Under U.S. GAAP, no such reclassification is made since, in substance, the investment securities serve only as collateral on the borrowing. For purposes of the Article 9 consolidated balance sheets included in paragraph (v) below, investments that collateralize such borrowings are shown as trading investments.

(i) Interest income recognition on non-accrual loans

The Bank suspends the accrual of interest on loans when it is determined to be a loss or when it becomes past due. Previously accrued but uncollected interest is not reversed at the time the loan ceases to accrue interest.

Under U.S. GAAP, recognition of interest on loans is generally discontinued when, in the opinion of management, there is an assessment that the borrower will likely be unable to meet all contractual payments as they become due. As a general practice, this occurs when loans are 90 days or more overdue. Any accrued but uncollected interest is reversed against interest income at that time.

In addition, under Chilean GAAP, any payment received on past due loans is treated as income to the extent that accrued interest is due, but has not been recorded because the status of the loan, after reducing any recorded accrued interest receivable. Any remaining amount is then applied to reduce the outstanding principal balance. Under U.S. GAAP, any payment received on loans when the collectibility of the principal is in doubt is treated as a reduction of the outstanding principal balance of the loan until such doubt is removed. The effect of the difference in interest recognition on non-accrual loans is not material to the Bank’s financial position and results of its operations.

(j) Contingent loans

Under Chilean GAAP the Bank recognizes rights and obligations with respect to contingent loans as contingent assets and liabilities. Under U.S. GAAP, such contingent amounts are not recognized on the balance sheet. If U.S. GAAP had been followed, the total assets and liabilities of the Merged Bank would have been lower by MCh$382,421 and MCh$381,767 as of December 31, 2001 and 2002, respectively. This reclassification is included in the Article 9 consolidated financial statements in paragraph (v) below.

(k) Allowance for loan losses

The determination of the allowance for loan losses and disclosure requirements under U.S. GAAP differs from that under Chilean GAAP in the following respects:

1) Allowance for loan losses

Under Chilean GAAP, the allowance for loan losses is calculated according to specific guidelines set out by the rules of the Superintendency of Banks, as described in Note 1 (j).

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price-level changes and expressed in millions of constant

Chilean pesos as of December 31, 2002)

28. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(k) Allowance for loan losses (continued)

Under U.S. GAAP allowances for loan losses should be in amounts adequate to cover inherent losses in the loan portfolio at the respective balance sheet dates. The Bank has estimated its required reserve under U.S. GAAP in the following manner:

•	Allowances for commercial loans and leasing operations classified in loan risk category A or B, which were not considered impaired under Statement of Financial Accounting Standard No. 114, “Accounting by Creditors for Impairment of a Loan” (“SFAS No. 114”), were analyzed and adjusted, if necessary, to reflect the estimated losses not identified based on individual credit analysis. The estimations were performed using historical loan data, in order to estimate the inherent losses in the Bank’s loan portfolio, using patterns and trends based upon historical changes in loan classifications (“migration analysis”).

•	In addition, specific allowances were determined for loans on the following basis:

i)	Commercial loans and leasing operations greater than MCh$84, which were considered impaired in accordance with the criteria established by SFAS No. 114, were valued at the present value of the expected future cash flows discounted at the loan’s effective contractual interest rate, or at market rates in the case of those loans that were considered to be collateral dependent.

ii)	Allowances for commercial loans and leasing operations which were under MCh$84 (i.e. those loans which were not considered in the above SFAS No. 114 analysis), were calculated using the weighted average loan provision, by loan classification, as determined in i).

iii)	Allowance for loan losses for mortgage and consumer loans were determined based on historical loan charge-offs, after considering the recoverability of the underlying collateral.

Based on the preceding estimation process the Bank computed its allowance for loan losses under U.S. GAAP, and compared this estimate with the reported allowance for the combined banks determined in accordance with the guidelines established by the Superintendency of Banks. The voluntary loan loss allowance for the combined banks, permitted under Chilean GAAP, was then deducted from the reserve requirements under U.S. GAAP to arrive at a cumulative U.S. GAAP adjustment, as follows:

	As of December 31,
	2001	2002
	MCh$	MCh$
U.S. GAAP loan loss reserve	193,437	194,545
Less: Chilean GAAP loan loss allowance as required by the Superintendency of Banks	(193,834)	(195,437)
Chilean GAAP voluntary loan loss allowance	(38,913)	(20,557)

U.S. GAAP adjustment	(39,310)	(21,449)

The effects of adopting SFAS No. 114 are included in the reconciliation included in paragraph (s) below.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price—level changes and expressed in millions of constant

Chilean pesos as of December 31, 2002)

28. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(k) Allowance for loan losses (continued)

2) Recognition of income

As of December 31, 2000, 2001 and 2002 the recorded investment in loans for which impairment had been recognized in accordance with SFAS No.114 totaled MCh$162,694, MCh$399,033 and MCh$412,027, respectively, with a corresponding valuation allowance of MCh$49,679, MCh$136,690 and MCh$159,995, respectively. For the years ended December 31, 2000, 2001 and 2002 the average recorded investment in impaired loans was MCh$158,255, MCh$356,658 and MCh$393,861 respectively. For the year ended December 31, 2002, the Bank recognized interest on impaired loans of MCh$59,803, comparative information for the years ended December 31, 2000 and 2001 is not available. The Bank recognizes interest on impaired loans on an accrual basis, except for past due loans for which the Bank recognizes interest on a cash basis, as described in paragraph (i) above. As of December 31, 2001 and 2002, the Bank had made provisions against all loans which it considered to be impaired.

3) Loan loss recoveries

Under U.S. GAAP recoveries of loans previously charged-off are added to the allowance when received; under Chilean GAAP such recoveries are recognized as other income.

The following presents an analysis under U.S. GAAP of the changes in the allowance for loan losses during the periods presented. As described above under U.S. GAAP all information presented as of and for the periods prior to March 27, 2001 has been recast to that of Banco de A. Edwards as a result of the merger of entities under common control.

	2000	2001	2002
	MCh$	MCh$	MCh$
Allowance for loan losses in accordance with U.S. GAAP, as of January 1,	80,647	84,734	193,437
Price-level restatement(1)	(3,605)	(5,137)	(6,435)
Incorporation of Banco de Chile, as of March 27, 2001.	—	99,225	—
Charge-offs	(32,206)	(52,347)	(110,962)
Loan loss recoveries	3,802	13,601	11,914
Allowances for loan losses established	50,405	61,675	131,074
Allowances for loan losses released	(14,309)	(8,314)	(24,483)

Balances as of December 31,	84,734	193,437	194,545

(1)	Reflects the effect of inflation and exchange rate changes of branches abroad on the allowance for loan losses under Chilean GAAP at the beginning of each period, adjusted to constant pesos of December 31, 2002.

4) Charge-offs

As discussed in note 1 (j) of these financial statements, under Chilean GAAP the Bank charges-off loans when collection efforts have been exhausted. Under the rules and regulations established by the Superintendency of Banks, charge-offs must be made within the following maximum prescribed limits:

- 24 months after a loan is past due (3 months after past due for consumer loans) for loans without collateral;

- 36 months after a loan is past due for loans with collateral.

Under U.S. GAAP, loans should be written-off in the period that they are deemed uncollectible. The Bank believes that the charge-off policies it applies in accordance with Chilean GAAP are substantially the same as those required under U.S. GAAP, and therefore that differences are not significant to the presentation of its financial statements.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price-level changes and expressed in millions of constant

Chilean pesos as of December 31, 2002)

28. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(l) Mortgage Finance Bonds Issued by the Bank

Until October 31, 2002, other financial investments include mortgage finance bonds issued by the Bank and held for future sale. Effective October 31, 2002 the Bank modified its accounting treatment of financial investments in mortgage finance bonds issued by the Bank in accordance with the instructions of the Superintendency of Banks, reducing from assets the amount recorded for mortgage finance bonds issued by the Bank, including a market value adjustment, and from liabilities, the respective mortgage finance bond obligation.

Under U.S. GAAP, this accounting treatment would have been always applied, therefore, other financial investments and the liability for mortgage finance bonds as of December 31, 2001 would have been lower by MCh$157,158. This reclassification is included in the Article 9 consolidated financial statements.

In addition, as under U.S. GAAP mortgage finance bonds are offset against the corresponding liability for periods before 2002, the market value adjustment applied under Chilean GAAP before the accounting change would not have been made under U.S. GAAP. The effects of this difference between Chilean and U.S. GAAP have been included in the reconciliation to U.S. GAAP in paragraph (t) below.

(m) Investment securities

Under Chilean GAAP the Bank classifies certain investments as permanent. These investments are stated at fair market value with unrealized gains and losses included in a separate component of shareholders’ equity and with realized gains and losses included in other operating results.

Under U.S. GAAP, Statement of Financial Accounting Standard No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS No. 115”), requires that debt and equity securities be classified in accordance with the Bank’s intent and ability to hold the security, as follows:

•	Debt securities that the Bank has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and are reported at amortized cost.

•	Debt and equity securities that are bought and held by the Bank, principally for the purpose of selling them in the near term, are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings.

•	Debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of shareholders’ equity.

Based upon these criteria, the Bank has determined that under U.S. GAAP, its investments should be classified as “trading”, “available-for-sale” and “held-to-maturity”. Consequently, investments classified as permanent are considered to be “available-for-sale” and all other investments are considered to be “trading”, with the exception of certain Central Bank securities and other investments, maintained by the Bank’s branches in the United States of America, included in both categories, which are classified as “held-to-maturity”.

Securities maintained by the Bank’s branches abroad and Central Bank securities classified as “held-to-maturity” are stated at fair market value. Under U.S. GAAP, held-to-maturity investments are stated at amortized cost. The effect of eliminating the market value adjustment for these investments is included in the reconciliation of consolidated net income and shareholders’ equity in paragraph (t) below.

Investment securities maintained by the Bank’s subsidiaries are carried at the lower of price-level restated cost or market value and are classified as “trading” for U.S. GAAP purposes. The effect of the difference in the valuation criteria for these investments is included in the reconciliation of consolidated net income and shareholder’s equity in paragraph (t) below.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price-level changes and expressed in millions of constant

Chilean pesos as of December 31, 2002)

28. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(m) Investment securities (continued)

(1) Under Chilean GAAP, the unrealized holdings gains (losses) related to investments classified as permanent have been included in Shareholders’ equity, which does not differ from the treatment of “available-for-sale” investments under U.S. GAAP, except for the elimination of mortgage finance bonds issued by the Bank for 2000 and 2001, as discussed in paragraph (l) above.

The following are required disclosures for investments classified as available-for-sale in accordance with SFAS Nº115 and the presentation requirements of Article 9 (See note 28(v)), and have been prepared using amounts determined in accordance with U.S. GAAP:

Realized gains and losses are determined using the proceeds from sales less the cost of the investment identified to be sold. Gross gains and losses realized on the sale of available-for-sale securities for the year ended December 31, 2000, 2001 and 2002 are as follows:

	Years ended December 31,
	2000	2001	2002
	MCh$	MCh$	MCh$
Proceeds on sale of investments resulting in gains	30,726	33,673	68,865
Realized gains	531	1,513	1,489
Proceeds on sale of investments resulting in losses	23,711	11,935	56,128
Realized losses	2	202	2,000

The carrying value and market value of securities available-for-sale as of December 31, 2001 and 2002 are as follows:

	Years ended December 31,
	2001				2002
Available-for-sale Instruments:	Carrying Value(1)	Gross Unrealized Gains	Gross Unrealized (Losses)	Estimated Fair Value	Carrying Value(1)	Gross Unrealized Gains	Gross Unrealized (Losses)	Estimated Fair Value
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Foreign private sector debt securities	82,131	1,334	(6,434)	77,031	39,715	3,255	(628)	42,342
Foreign financial institutions debt securities	4,225	—	(2,602)	1,623	1,286	808	—	2,094
Latin American Brady Bonds	22,097	1,748	—	23,845	—	—	—	—
Government securities	19,454	108	(76)	19,486	—	—	—	—
Chilean Central Bank securities	12,352	1	—	12,353	—	—	—	—
Credit linked investments	—	—	—	—	68,929	—	—	68,929
Other marketable securities	5,189	—	(12)	5,177	—	—	—	—
Chilean financial institutions debt securities	256	—	—	256	—	—	—	—

Total	145,704	3,191	(9,124)	139,771	109,930	4,063	(628)	113,365

(1)	For the purpose of this table, carrying values are based upon the historical cost of each investment including applicable adjustments for price-level restatement.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price-level changes and expressed in millions of constant

Chilean pesos as of December 31, 2002)

28. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(m) Investment securities (continued)

The contractual maturities of securities, classified by the Bank as available-for-sale, are as follows:

	As of December 31, 2002
Available-for-sale Instruments:	Within one year	After one year but within five years	After five years but within 10 years	Total
	MCh$	MCh$	MCh$	MCh$
Foreign private sector debt securities	21,062	18,653	—	39,715
Foreign financial institutions debt securities	1,286	—	—	1,286
Credit linked investments	11,449	57,480	—	68,929

Amortized cost	33,797	76,133	—	109,930

Unrealized gains/(losses)	1,570	1,865	—	3,435

Estimated fair value	35,367	77,998	—	113,365

(2) The following disclosures, in addition to those required under Chilean GAAP, are required disclosures for investments classified as held-to-maturity in accordance with SFAS No. 115:

	Years ended December 31,
	2001			2002
Held-to-maturity Instruments:	Amortized Cost	Unrealized Gains (Losses)	Estimated Fair Value	Amortized Cost	Unrealized Gains (Losses)	Estimated Fair Value
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Foreign private sector debt securities	8,107	—	8,107	—	—	—
Foreign financial institutions debt securities	1,842	38	1,880	—	—	—
U.S. Government debt securities	37,026	72	37,098	39,060	5	39,065
Chilean Central Bank securities	408,917	(7,407)	401,510	274,462	5	274,467
Government securities	—	—	—	295	—	295

Total	455,892	(7,297)	448,595	313,817	10	313,827

The contractual maturities of securities classified by the Bank as held-to-maturity are as follows:

	As of December 31, 2002
Held-to-maturity Instruments:	Within one year	After one year but within five years	After five years	Total
	MCh$	MCh$	MCh$	MCh$
U.S. Government debt securities	39,060	—	—	39,060
Chilean Central Bank securities	271,754	2,708	—	274,462
Government securities	99	196	—	295

Total carrying value	310,913	2,904	—	313,817

Unrealized gains/(losses)	10	—	—	10

Estimated fair value	310,923	2,904	—	313,827

(3) Under U.S. GAAP, the Bank is required to disclose the amounts of unrealized holding gains and losses included in income on securities classified as trading. For the years ended December 31, 2000, 2001 and 2002, the Bank recognized in income unrealized holding gains of MCh$243, MCh$3,059 and MCh$10,750 respectively, on these securities.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price-level changes and expressed in millions of constant

Chilean pesos as of December 31, 2002)

28. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(m) Investment securities (continued)

During the third quarter of 2002, the Bank determined that its Argentine available-for-sale securities had declines in value that were other than temporary recording a charge to net income of MCh$13,642 to record these securities at their market values at that date. Since that date, the market prices of some securities have improved; the resulting unrealized gains have been recorded in other comprehensive income.

(n) Derivatives

The Bank enters into derivative transactions for its own account and to meet customers’ risk management needs. These transactions are mainly foreign exchange forward contracts, which are made in the most cases in US dollars against the Chilean peso or the UF and, from time to time, in other currencies but only when the Bank acts as an intermediary, in accordance with the requirements of the Central Bank that requires that foreign exchange forward contracts be made only in US dollars and other major foreign currencies. Other derivative transactions include primarily interest rate swaps (paid fixed-received floating) and rate lock. These are used for hedging purposes in order to manage, among other risks, U.S. interest rate risk related to the Yankee bonds of Chilean companies bought by the Bank.

In order to manage any credit risk associated with its derivative products, the Bank grants lines of credit to transaction counterparties, in accordance with its credit policies, for each derivative transaction. The counterparty risk exposure is a function of the type of derivative, the term to maturity of the transaction and the volatility of the risk factors that affect the derivative’s market value, which are managed by the Bank on an on-going basis as market conditions warrant.

As explained in Note 1 (e), under Chilean GAAP the Bank accounts for forward contracts between foreign currencies and U.S. dollars at fair value with realized and unrealized gains and losses on these instruments recognized in other income. Forward contracts between the U.S. dollar and the Chilean peso or the U.F. are valued at the closing spot exchange rate of each balance sheet date, with the initial discount or premium being amortized over the life of the contract in accordance with Chilean hedge accounting criteria. The losses recognized in income associated with these contracts for the years ended December 31, 2000, 2001 and 2002 were MCh$10,439, MCh$40,842 and MCh$24,329, respectively. The Bank’s interest rate swap agreements are treated as off-balance-sheet financial instruments and the net interest effect, which corresponds to the difference between interest income and interest expense arising from such agreements, is recorded in net income in the period that such differences originate, except for interest rate and cross currency swaps designated as a hedge of the foreign investment portfolio, which are recorded at their estimated fair market values.

Beginning January 1, 2001, the Bank adopted Statement of Financial Accounting Standard No. 133, “Accounting for Derivative Instruments and Hedging Activities”, as amended by Statement of Financial Accounting Standard No.138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities—an amendment of FASB Statement No. 133” (collectively “SFAS 133”), which established comprehensive accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and hedging activities. The Standard required that all derivative instruments be recorded in the balance sheet at fair value. However, the accounting for changes in fair value of the derivative instrument depends on whether the derivative instrument qualifies as a hedge. The standards also require formal documentation procedures for hedging relationships and effectiveness testing when hedge accounting is to be applied. If the derivative instrument does not qualify as a hedge, changes in fair value are reported in earnings when they occur. If the derivative instrument qualifies as a hedge, the accounting treatment varies based on the type of risk being hedged.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price-level changes and expressed in millions of constant

Chilean pesos as of December 31, 2002)

28. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(n) Derivatives (continued)

Under U.S. GAAP, the Bank records its entire portfolio of swap agreements at their estimated fair value and forward contracts between the U.S. dollar and the Chilean peso or UF at the fair value based on the forward exchange rate. Under the previous accounting standard, forward contracts were also recorded at fair value as they were considered operational in nature, and did not qualify for hedge accounting treatment.

While the Bank enters into derivatives for the purpose of mitigating its global interest and foreign currency risks, these operations do not meet the strict documentation requirements to qualify for hedge accounting under U.S. GAAP. Therefore changes in the respective fair values of all derivative instruments are reported in earnings when they occur.

Current Chilean accounting rules do not consider the existence of derivative instruments embedded in other contracts and therefore they are not reflected in the financial statements. For U.S. GAAP purposes, certain implicit or explicit terms included in host contracts that affect some or all of the cash flows or the value of other exchanges required by the contract in a manner similar to a derivative instrument, must be separated from the host contract and accounted for at fair value. The Bank separately measures embedded derivatives as freestanding derivative instruments at their estimated fair values recognizing changes in earnings when they occur. Currently the only host contracts and instruments that the Bank has, which have implicit or explicit terms that must be separately accounted for at fair value, are service type contracts related to computer services agreements and credit linked instruments.

The effect of adopting the provisions of SFAS 133 as of January 1, 2001, resulted in a cumulative effect on net income of MCh$2, which is presented net of deferred taxes of MCh$0.3 under the caption “Cumulative effect of change in accounting principles”. The effects of the differences in accounting for derivative instruments between Chilean and U.S. GAAP on the consolidated net income and shareholders’ equity of the Bank are included in paragraph (t) below.

(o) Mandatory dividend

As required by the Chilean General Banking Law, unless otherwise decided by a two-thirds vote of its issued and subscribed shares, the Bank must distribute a cash dividend in an amount equal to at least 30% of its net income for each year as determined in accordance with Chilean GAAP, unless and except to the extent the Bank has unabsorbed prior year losses.

Since the payment of these dividends is a legal requirement in Chile, an accrual for U.S. GAAP purposes is made to recognize the corresponding decrease in equity at each balance sheet date. The Bank’s liabilities would have been greater by MCh$29,995 and MCh$15,791 as of December 31, 2001 and 2002, respectively, under U.S. GAAP. The effects of these adjustments on the shareholders’ equity of the Bank are included in paragraph (t) below.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price-level changes and expressed in millions of constant

Chilean pesos as of December 31, 2002)

28. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(p) Assets received in lieu of payment

Under Chilean GAAP, assets received in lieu of payment are carried at cost and have been restated for price-level changes, less a global valuation allowance if the total of the market value of those assets is lower than the carrying amount. Market value is determined based on appraiser valuations, as required by the Superintendency of Banks. Beginning January 1, 2001, if the asset is not sold within one year, then recorded asset amounts must be written-off on at least a straight-line basis over the following 18-month period.

Under U.S. GAAP, assets received in lieu of payment are initially recorded at fair value less any estimated costs to sell at the date of foreclosure, on an individual asset basis. The effect of recording these assets in accordance with U.S. GAAP is included in the reconciliation of consolidated net income and shareholders’ equity in paragraph (t) below.

(q) Acquisition of Leasing Andino

On April 23, 1999, the Bank and its subsidiary Banchile Asesorías Financieras S.A. acquired the remaining 35% of shares of Leasing Andino that it did not already own from Orix Corporation for MCh$13,776. Under Chilean GAAP, the Bank recorded goodwill in the amount of MCh$1,211 based on the differences between the investment purchase price and the amount of the underlying equity in the carrying value of the investee’s net assets. As permitted by Chilean GAAP, goodwill can be amortized on an accelerated basis to the extent of the Bank’s net income. Accordingly the Bank completely amortized the goodwill recorded as a result of this transaction during the year ended December 31, 2002.

Under U.S. GAAP, the difference between the cost of an investment and the amount of underlying equity in net assets is allocated to the underlying assets and liabilities based on their respective fair values at the time of the acquisition. Any excess of the cost of the investment over such fair value is treated as goodwill. Under U.S. GAAP, prior to 2002, the Bank amortized the resulting goodwill over an estimated useful life of 10 years on a straight-line basis. Beginning January 1, 2002, the Bank ceases to amortize goodwill related to the acquisition of Leasing Andino, following the provisions of SFAS No. 142, as described in paragraph (d) above.

The effect of the differences in purchase accounting and the amortization of goodwill is included in the reconciliation of consolidated net income and shareholders’ equity in paragraph (s) below.

(r) Staff severance indemnities

The provision for staff severance indemnities, included in the account “Other Liabilities” (see Note 10), relates a benefit payable to a defined number of employees, upon their retirement from the Bank, conditional upon having completed 30 years of continuous service. The Bank makes indemnity payments upon termination of the applicable employees, and has not set aside assets to fund its benefit obligation. Under Chilean GAAP, the corresponding liability is calculated by discounting the benefit accrued using real interest rates, as described in Note 1 (m), considering current salary levels of all employees eligible under the plan and the estimated average remaining service period. Under U.S. GAAP the corresponding liability is recorded using the shutdown method, consistent with the accounting criteria applied by its parent company, Quiñenco.

The effects of accounting for termination indemnity benefits under U.S. GAAP have been presented in paragraph (t), below.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price-level changes and expressed in millions of constant

Chilean pesos as of December 31, 2002)

28. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(s) Merger expenses

Under Chilean GAAP, the Bank recorded certain expenses related to the merger with Banco de A. Edwards representing primarily severance costs and professional expenses. Under U.S. GAAP, such expenses would be deferred until the effective date of the merger. The effect of this difference has been presented in paragraph (t), below.

(t) Summary of Income Statement and Shareholders’ Equity differences

The following is a reconciliation of consolidated net income under Chilean GAAP to the corresponding U.S. GAAP amounts:

	Years ended December 31,
	2000	2001	2002	2002
	MCh$	MCh$	MCh$	ThUS$
	Restated (See Note 28(a))	Restated (See Note 28(a))
Net income in accordance with Chilean GAAP	87,034	89,577	52,635	73,886
U.S. GAAP adjustments:
Merger of entities under common control (Note 28 (a))	(83,662)	(13,948)	—	—
Push Down accounting (Note 28(b))
Goodwill amortization (Note 28 (d))	(5,484)	(12,143)	—	—
Fair value of intangibles	(3,224)	(13,465)	(14,637)	(20,547)
Fair value of loans	3,131	883	(1,299)	(1,823)
Fair value of staff severance indemnities	—	426	4,259	5,979
Fair value of premises	—	(166)	(221)	(309)
Fair value of other	(1,502)	(194)	(57)	(80)
Equity participation in Banco de Chile	5,705	1,410	—	—
Acquisition of Banco Edwards (Note 28(c))
Fair value of intangibles	—	—	(5,954)	(8,358)
Fair value of loans	—	—	11,327	15,901
Fair value of other interest bearing liabilities	—	—	12,382	17,381
Fair value of deposits	—	—	(27,561)	(38,689)
Fair value of premises	—	—	(9)	(13)
Fair value of other	—	—	236	331
Loan origination commissions and fees (Note 28 (e))	31	(656)	(1,016)	(1,426)
Investments in other companies (Note 28 (g))	91	27	(318)	(446)
Deferred income taxes (Note 28 (f))	(1,172)	(2,477)	(2,329)	(3,269)
Allowance for loan losses (Note 28 (k))	(2,378)	12,924	(17,861)	(25,072)
Mortgage finance bonds (Note 28 (l))	—	43	(1,771)	(2,486)
Derivatives (Note 28 (n))	(1,344)	(9,795)	8,564	12,022
Held-to-Maturity investments (Note 28 (m))	274	(5,137)	(7,302)	(10,250)
Assets received in lieu of payment (Note 28 (p))	2,133	510	(1,721)	(2,416)
Goodwill—Leasing Andino Acquisition (Note 28 (q))	—	(190)	—	—
Staff severance indemnities (Note 28 (r))	—	831	4,452	6,249
Merger expenses (Note 28 (s))	—	2,408	(1,233)	(1,731)
Deferred tax effect of the above U.S. GAAP adjustments (Note 28 (f))	273	(1,106)	6,388	8,968

Net income in accordance with U.S. GAAP before cumulative effect of change in accounting principles	(94)	49,762	16,954	23,802

Cumulative effect of change in accounting principles, net of taxes	—	2	—	—

Net income in accordance with U.S. GAAP	(94)	49,764	16,954	23,802

Other comprehensive income, net of tax (Note 28(x))	126	28	9,341	13,112
Unrealized holding gains (losses) on available-for-sale securities, net of tax	126	(1,695)	7,616	10,691
Adjustment for translation differences	—	1,723	1,725	2,421

Comprehensive income in accordance with U.S. GAAP	32	49,792	26,295	36,914

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price-level changes and expressed in millions of constant

Chilean pesos as of December 31, 2002)

28. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(t) Summary of Income Statement and Shareholders’ Equity differences (continued)

The following is a reconciliation of consolidated shareholders’ equity differences under Chilean GAAP to the corresponding amounts under U.S. GAAP:

	Years ended December 31,
	2001	2002	2002
	MCh$	MCh$	ThUS$
	Restated (See Note 28(a))

Shareholders’ Equity in accordance with Chilean GAAP	410,217	618,230	867,837
U.S. GAAP adjustments:
Merger of entities under common control (Note 28 (a))	246,552	—	—
Push Down accounting (Note 28(b))
Goodwill	376,513	376,513	528,528
Goodwill accumulated amortization (Note 28(d))	(18,588)	(18,588)	(26,093)
Fair value of intangibles	158,013	143,377	201,265
Fair value of loans	5,466	4,167	5,849
Fair value of staff severance indemnities	(4,259)	—	—
Fair value of premises	10,799	10,577	14,847
Fair value of other	232	175	246
Acquisition of Banco Edwards (Note 28 (c))
Goodwill	—	186,844	262,281
Fair value of intangibles	—	25,193	35,364
Fair value of loans	—	(6,178)	(8,672)
Fair value of other interest bearing liabilities	—	(41,900)	(58,817)
Fair value of deposits	—	259	363
Fair value of premises	—	76	107
Fair value of other	—	(798)	(1,120)
Loan origination commissions and fees (Note 28 (e))	1,478	462	649
Investments in other companies (Note 28 (g))	719	401	563
Deferred income taxes (Note 28 (f))	3,132	803	1,127
Allowance for loan losses (Note 28 (k))	39,310	21,449	30,109
Mortgage finance bonds (Note 28 (l))	(127)	(1,898)	(2,664)
Derivatives (Note 28 (n))	(4,929)	3,635	5,103
Held-to-Maturity investments (Note 28 (m))	7,297	(10)	(14)
Assets received in lieu of payment (Note 28 (p))	2,330	609	853
Minimum Dividend (Note 28 (o))	(29,995)	(15,791)	(22,167)
Goodwill—Leasing Andino Acquisition (Note 28 (q))	1,853	1,853	2,601
Staff severance indemnities (Note 28 (r))	(8,299)	(3,847)	(5,400)
Merge expenses (Note 28(s))	2,408	—	—
Deferred tax effect of the above U.S. GAAP adjustments (Note 28 (f))	(34,480)	(25,653)	(36,008)

Shareholders’ Equity in accordance with U.S. GAAP	1,165,642	1,279,960	1,796,737

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price-level changes and expressed in millions of constant

Chilean pesos as of December 31, 2002)

28. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(t) Summary of Income Statement and Shareholders’ Equity differences (continued)

The following summarizes the changes in shareholders’ equity under U.S. GAAP during the years ended December 31, 2001 and 2002:

	Years ended December 31,
	2001	2002	2002
	MCh$	MCh$	ThUS$

Balance as of January 1	411,477	1,165,642	1,636,264
Incorporation of Banco de Chile	378,159	—	—
Capital increase due to merger with Banco de A. Edwards	—	174,338	244,726
Dividends paid	(1,729)	(100,411)	(140,953)
Mandatory dividends, previous date	8,315	29,995	42,105
Mandatory dividends, closing date	(29,995)	(15,791)	(22,167)
Unrealized gains on Available-for-sale investments, net of taxes	(1,695)	7,616	10,691
Absorption of subsidiaries	—	(108)	(152)
Cumulative translation adjustment	1,723	1,725	2,421
Net income in accordance with U.S. GAAP	49,764	16,954	23,802
Push down of carrying values from common parent	349,623	—	—

Balance as of December 31	1,165,642	1,279,960	1,796,737

(u) Net income per share

The following disclosure of net income per share information is not generally required for presentation in the financial statements under Chilean GAAP but is required under U.S. GAAP. Earnings per share is determined by dividing combined net income by the weighted average number of total shares outstanding.

	Years Ended December 31,
	2000	2001	2002
	Ch$	Ch$	Ch$
Chilean GAAP(1)
Earnings per share	1.94	1.99	0.77
Weighted average number of total shares outstanding (in millions)	44,932.7	44,932.7	68,079.8

U.S. GAAP(1)
Earnings per share before Cumulative effect of accounting change	(0.00)	0.86	0.25
Cumulative effect of accounting change per share	—	—	—

Earnings per share	(0.00)	0.86	0.25

Weighted average number of total shares outstanding (in millions)(2)	23,147.1	57,587.3	68,079.8

(1)	Basic and diluted earnings per share have been calculated by dividing net income by the weighted average number of common shares outstanding during the year. There are no potentially dilutive effects on the earnings of Banco de Chile as it had not issued convertible debt or equity securities.
(2)	Common shares outstanding are presented giving effect to the weighted average shares outstanding during the year for the Merged Bank, based on the exchange ratio of 3.135826295 shares of Banco de Chile for each outstanding share of Banco de A. Edwards, which had 7,381.41 million shares outstanding immediately prior to the merger.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price-level changes and expressed in millions of constant

Chilean pesos as of December 31, 2002)

28. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(v) Article 9 Presentation of Income Statements and Balance Sheets

The presentation of the consolidated financial statements differs significantly from the format required by the Securities and Exchange Commission under Rules 210.9 to 210.9-07 of Regulation S-X (“Article 9”). The following financial statements are presented in constant Chilean pesos of December 31, 2002 and are presented in a format that complies with the requirements of Article 9 of Regulation S-X. The Income Statements presented for the years ended December 31, 2000, 2001 and 2002 disclose the Bank’s U.S. GAAP income statements in a format that complies with the requirements of Article 9 of regulation S-X.

The principal reclassifications and adjustments which were made to the basic Chilean GAAP consolidated financial statements in order to present them in the Article 9 format are as follows:

1.	Elimination of contingent assets and liabilities from the balance sheet.

2.	Elimination of investments in mortgage finance bonds issued by the Bank and held for future sale against the related liability.

3.	Presentation of recoveries of loans previously charged-off as a reduction of the provision for loan losses instead of as other income.

4.	Reclassification of fees relating to contingent loans from interest income under Chilean GAAP to other income under Article 9.

5.	Elimination of the cash clearing account from cash and due from banks.(1)

6.	Presentation of forward contracts classified based on legal right to offset.

7.	Reclassification of assets under lease from Other assets under Chilean GAAP to Bank premises and equipment under Article 9.

8.	Inclusion of adjustments to U.S. GAAP described in Note 28(s).

(1)	In accordance with regulations issued by the Superintendency of Banks, Chilean banks include under the caption “Cash and due from banks” amounts related to checks from other banks that have been deposited in their clients’ checking accounts that are pending settlement. As no cash is involved in the transaction, these amounts should not be recorded under U.S. GAAP until the cash is received, which normally occurs the following business day.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price-level changes and expressed in millions of constant

Chilean pesos as of December 31, 2002)

28. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(v) Article 9 Presentation of Income Statements and Balance Sheets (continued)

The following income statements presented for the years ended December 31, 2000, 2001 and 2002 have been prepared in accordance with U.S. GAAP to disclose the Bank’s consolidated income statement in accordance with the requirements of Article 9:

Income Statements

	Years ended December 31,
	2000	2001	2002
	MCh$	MCh$	MCh$
INTEREST INCOME:
Interest and fees on loans	291,681	605,657	597,423
Interest on investments	27,365	101,489	129,473
Interest on mortgage finance bonds	529	393	—
Interest on deposits with banks	792	4,951	3,920
Interest under agreements to resell	1,321	9,381	238

Total interest income	321,688	721,871	731,054

INTEREST EXPENSE:
Interest on deposits	(124,805)	(233,493)	(150,751)
Interest on investments sold under agreements to purchase	(11,186)	(15,527)	(10,364)
Interest on short-term debt	(9,958)	(18,376)	(43,790)
Interest on long-term debt	(54,352)	(132,862)	(128,555)
Interest on other borrowed funds	(756)	(320)	—
Price-level restatement(1)	(7,415)	(10,075)	(9,596)

Total interest expense	(208,472)	(410,653)	(343,056)

Net interest income	113,216	311,218	387,998

PROVISION FOR LOAN LOSSES	(36,096)	(53,361)	(106,591)

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	77,120	257,857	281,407

OTHER INCOME:
Fees and commissions	11,640	37,947	50,521
Brokerage and securities income net gain (losses) on trading activities	470	(9,473)	619
Net gains (losses) on foreign exchange	7,054	5,090	(30,917)
Other revenue	10,309	11,627	6,783

Total other income	29,473	45,191	27,006

OTHER EXPENSES:
Salaries	(42,732)	(116,779)	(134,189)
Net premises and equipment expenses	(10,144)	(22,213)	(28,721)
Goodwill amortization	(5,484)	(12,333)	—
Administration expenses	(34,928)	(78,066)	(85,848)
Other expenses	(13,179)	(21,466)	(47,912)
Minority interest	(378)	(1)	(1)

Total other expenses	(106,845)	(250,858)	(296,671)

INCOME BEFORE INCOME TAXES	(252)	52,190	11,742

INCOME TAXES	158	(2,428)	5,212

NET INCOME	(94)	49,762	16,954

CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLES, NET OF TAXES	—	2	—

NET INCOME	(94)	49,764	16,954

In connection with the preparation of the Article 9 income statement:

(1)	The price-level restatement includes the effect of inflation primarily resulting from the loss in purchasing power on interest earning assets and interest bearing liabilities due to inflation. As the Bank does not maintain the price-level adjustment for separate categories of assets and liabilities, such adjustment is presented as a component of interest expense.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price-level changes and expressed in millions of constant

Chilean pesos as of December 31, 2002)

28. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(v) Article 9 Presentation of Income Statements and Balance Sheets (continued)

The following balance sheets presented as of December 31, 2001 and 2002 have been prepared in accordance with U.S. GAAP to disclose the Bank’s consolidated balance sheets in accordance with the requirements of Article 9:

Balance Sheets

	As of December 31,
	2001	2002
	MCh$	MCh$
ASSETS
Cash and due from banks	339,940	273,443
Term Federal Funds	185,288	114,000
Interest bearing deposits in other banks	60,437	33,269
Investments under agreements to resell	51,463	32,177
Trading investments	1,079,073	1,006,937
Available-for-sale investments	139,771	113,365
Held-to-maturity investments	455,892	313,817

Subtotal	2,311,864	1,887,008

Loans	5,987,945	5,875,002
Unearned income	(80,078)	(69,796)
Reserve for loan losses	(193,437)	(194,545)

Loans, net	5,714,430	5,610,661

Premises and equipment, net	168,180	173,727
Goodwill	359,778	546,622
Other assets	353,782	381,876

TOTAL ASSETS	8,908,034	8,599,894

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits:
Non-interest bearing	1,056,584	1,252,510
Interest bearing	4,108,037	3,497,192

Total deposits	5,164,621	4,749,702

Short-term borrowings	194,988	259,845
Investments sold under agreements to repurchase	255,275	276,675
Other liabilities	263,908	244,001
Long-term debt	1,863,597	1,789,708

TOTAL LIABILITIES	7,742,389	7,319,931

Minority interest	3	3

Shareholder’s equity:
Common stock	477,727	477,727
Other Shareholders’ equity	687,915	802,233

TOTAL SHAREHOLDERS’ EQUITY	1,165,642	1,279,960

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	8,908,034	8,599,894

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price-level changes and expressed in millions of constant

Chilean pesos as of December 31, 2002)

28. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(v) Article 9 Presentation of Income Statements and Balance Sheets (continued)

The following is a reconciliation of total assets presented in accordance with guidelines established by the Superintendency of Banks and the presentation prescribed by Article 9:

	As of December 31,
	2001	2002
	MCh$	MCh$
Total assets of merged Bank under Chilean GAAP	9,244,337	8,596,031
Elimination of assets offset by liabilities:
Reclassification of forward contracts	22,926	21,216
Contingent loans	(382,305)	(381,767)
Cash clearing account	(402,647)	(388,305)
Repurchased mortgage finance bonds issued by the Bank	(157,158)	—
U.S. GAAP adjustments, net	582,881	752,719

Total assets as per Article 9 presentation	8,908,034	8,599,894

(w) Income taxes

The reconciliation of the provision for income taxes charged to income under Chilean GAAP to the corresponding amounts under U.S. GAAP is as follows:

	Years ended December 31,
	2000	2001	2002
	MCh$	MCh$	MCh$
Benefit for the period under Chilean GAAP	1,057	1,155	1,153
U.S. GAAP Adjustments:
Deferred tax effect of applying SFAS No. 109	(1,172)	(2,477)	(2,329)
Deferred tax effect of U.S. GAAP adjustments	273	(1,106)	6,388

Benefit (Charge) for the period under U.S. GAAP	158	(2,428)	5,212

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price-level changes and expressed in millions of constant

Chilean pesos as of December 31, 2002)

28. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(w) Income taxes (continued)

Deferred tax assets (liabilities) are summarized as follows:

	As of December 31,
	2001	2002
	MCh$	MCh$
Deferred Tax Assets:
Leasing equipment	3,246	5,198
Obligations with repurchase agreement	7,240	25,393
Global allowance for loan losses	14,346	18,087
Voluntary loan loss allowance	5,837	3,392
Charge-offs from financial investment	—	2,312
Accrued interests and readjustments from risky loan portfolio	1,918	1,595
Staff vacations	1,192	1,321
Accruals interest and readjustments from past due loans	254	1,060
Personnel provisions	265	908
Assets at market value	353	1,097
Staff severance indemnities	1,986	1,324
Other adjustments	4,150	8,404
Deferred income taxes related to purchase accounting of Banco de A. Edwards	—	4,005

Total Deferred Tax Assets	40,787	74,096

Deferred Tax Liabilities:
Investments with repurchase agreement	7,250	24,548
Depreciation and price-level restatement of bank premises and equipment	3,779	4,031
Transitory assets	3,113	1,346
Deferred income taxes related to push down accounting adjustments	28,560	26,980
Other adjustments	1,751	1,993

Total Deferred Tax Liabilities	44,453	58,898

NET DEFERRED TAX ASSETS (LIABILITIES)	(3,666)	15,198

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price-level changes and expressed in millions of constant

Chilean pesos as of December 31, 2002)

28. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(w) Income taxes (continued)

The provision for income taxes under U.S. GAAP differs from the amount of income tax determined by applying the applicable Chilean statutory income tax rate to pretax income as a result of the following differences:

	Years ended December 31,
	2000	2001	2002
	MCh$	MCh$	MCh$
Chilean taxes due at the applicable statutory rate(1)	121	8,002	2,063
Increase (decrease) in rates resulting from:
Non-deductible expenses	137	3,096	2,067
Non-taxable income	—	(6,009)	(3,525)
Effect on tax and financial equity restatement(2)	(297)	(930)	(1,192)
Effect of income tax rate change on net deferred tax assets	—	—	(2,070)
Income tax recovery	—	(1,063)	—
Other	(119)	(668)	(2,555)

At effective tax rate	(158)	2,428	(5,212)

(1)	The Chilean statutory first category (corporate) income tax rate was 15% for 2000 and 2001, and 16% for 2002. Enacted income tax rates are scheduled to be 16.5% and 17%, for the taxation years ended December 31, 2003, 2004 and thereafter, respectively.
(2)	This item corresponds to the difference in the basis used for the price-level restatement calculation of shareholder’s equity for financial and tax purposes.

(x) Comprehensive Income

The Bank presents comprehensive income and its components with the objective to report a measure of all changes in shareholders’ equity that result from transactions and other economic events of the period other than transactions with owners (“comprehensive income”). Comprehensive income is the total net income and other non-owner equity transactions that result in changes in net equity.

The following represents accumulated other comprehensive income balance, net of tax, for the years ended December 31, 2000, 2001 and 2002:

	Year ended December 31, 2002
	Before-tax amount	Tax (expense) or benefit	Net-of-tax amount
	MCh$	MCh$	MCh$
Beginning balance	(2,179)	355	(1,824)
Price-level restatement(1)	63	(10)	53
Unrealized gains on securities available for sale:
Unrealized gains arising during the period	9,577	(1,532)	8,045
Less: reclassification adjustment for gains included in income	(511)	82	(429)

Net unrealized gains	9,066	(1,450)	7,616
Adjustment for translation differences	2,054	(329)	1,725

Ending balance	9,004	(1,434)	7,570

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price-level changes and expressed in millions of constant

Chilean pesos as of December 31, 2002)

28. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(x) Comprehensive Income (continued)

	Year ended December 31, 2001
	Before-tax amount	Tax (expense) or benefit	Net-of-tax amount
	MCh$	MCh$	MCh$
Beginning balance	194	(30)	164
Incorporation of Banco de Chile as of March 2001	(2,432)	365	(2,067)
Price-level restatement(1)	61	(10)	51
Unrealized losses on securities available for sale:
Unrealized losses arising during the period	(3,344)	535	(2,809)
Less: reclassification adjustment for losses included in net income	1,311	(197)	1,114

Net unrealized losses	(2,033)	338	(1,695)
Adjustment for translation differences	2,031	(308)	1,723

Ending balance	(2,179)	355	(1,824)

	Year ended December 31, 2000
	Before-tax amount	Tax (expense) or benefit	Net-of-tax amount
	MCh$	MCh$	MCh$
Beginning balance	48	(8)	40
Price-level restatement(1)	(2)	—	(2)
Unrealized losses on securities available for sale:
Unrealized losses arising during the period	(381)	57	(324)
Less: reclassification adjustment for losses included in net income	529	(79)	450

Net unrealized losses	148	(22)	126
Adjustment for translation differences	—	—	—

Ending balance	194	(30)	164

(1)	Reflects the effect of inflation on the comprehensive income at the beginning of each period, adjusted to constant pesos of December 31, 2002.

(y) Segment information

The Bank presents information in accordance with Statement of Financial Accounting Standard No.131 “Disclosure about Segments of an Enterprise and Related Information”, which establishes standards for reporting information about operating segments and related disclosures about products and services and geographic areas. Operating segments are defined as components of an enterprise about which separate financial information is available that is regularly used by the Chief operating decision maker in deciding how to allocate resources and in assessing performance.

The Bank has strategically aligned its operations into six major segments of business based on its market segmentation and the needs of its clients and trading partners. The Bank manages and measures the performance of its operations through these business segments using an internal profitability reporting system. The internally reported segments are as follows:

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price-level changes and expressed in millions of constant

Chilean pesos as of December 31, 2002)

28. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(y) Segment information (continued)

Large Corporate Banking

The Large Corporate Banking segment provides services to domestic companies with annual sales in excess of Ch$12,000 million, multinational corporations, financial institutions, governmental entities and companies affiliated with Chile’s largest economic groups. Services provided include deposit taking and lending in both Chilean pesos and foreign currency, trade and project financing, working capital financing, foreign trade financing, lines of credit, commercial mortgage loans and various non-credit services, such as collection, supplier payments, payroll management and a wide range of treasury and risk management products.

Middle Market Corporate Banking

The middle market corporate banking segment provides services to companies with annual sales less than Ch$12,000 million. Services provided include working capital financing, mortgage loans and debt rescheduling as well as alternative financing arrangements such as leasing operations and factoring.

Retail Banking,

The Retail-banking segment primarily provides individual customers with credit cards, residential mortgage, auto and consumer loans as well as traditional deposit services such as checking and savings accounts and time deposits.

International Banking,

The International Banking segment includes services offered principally through the Bank’s New York branch and its agency in Miami, representative offices in Buenos Aires, São Paulo and Mexico City and a worldwide network of correspondent banks.

Treasury

The Treasury segment is responsible for the management of the Bank’s assets and liabilities and also offers financial services to other segments and external customers such as currency intermediation, instruments developed for currency and interest rate risk hedging, transactions under repurchase agreements and investment products based on bonds, mortgage notes and deposits. The Treasury segment is also responsible for monitoring compliance with regulatory deposit limits, technical reserves and maturity and rate matches.

Subsidiaries

The Subsidiaries segment includes non-banking financial services offered through separate legal entities including securities brokerage, mutual fund and investment fund management, financial advisory services, factoring, insurance brokerage, securitization, collection and sales services.

The financial information used to measures the performance of the Bank’s business segments is not necessarily comparable with similar information from other financial institutions and is based on internal reporting policies. The accounting policies are the same as those applied under Chilean GAAP, described in Note 1, except as noted below:

•	The net interest margin of loans and deposits is measured on an individual transaction and client basis, based on the difference between the effective customer rate and the related Bank’s fund transfer price in terms of maturity, re-pricing and currency;

•	The matching of interest rates and the insurance of adequate hedging activities are performed within Treasury Operations. The results associated to the gap management has been allocated among different segments in accordance to the amount of interest earning assets in each segment;

•	The internal performance profitability system considers capital allocation in each segment in accordance to Basle guidelines.

•	Provisions for loan losses in each segment are measured on a client basis.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price—level changes and expressed in millions of constant

Chilean pesos as of December 31, 2002)

28. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(y) Segment information (continued)

•	In terms of costs, the Bank’s management model used considers the allocation of costs that are directly related and not the overhead expenses of corporate and support departments, voluntary allowances, taxes and certain other non-operating income and expenses;

•	Certain operating costs are allocated to each segment based on the type and amount of transactions. In addition, the Bank allocates theoretical rental costs to each property-owned branch based on market rental values so that the results of these branches are comparable to rental-property branches.

The following tables show the results of the Bank by operating segments for the three years ended December 31, 2002:

	Year ended December 31, 2002(1)
	Large Corporate	Middle Market	Retail Banking	International Banking	Treasury	Subsidiaries	Other (2)	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Operating Revenues	90,662	109,911	153,881	2,589	25,135	42,112	(33)	424,257
Provisions	(47,200)	(30,408)	(37,469)	(318)	(227)	(1,613)	16,591	(100,644)
Operating Expenses	(15,164)	(37,458)	(72,050)	(8,968)	(1,493)	(24,106)	(98,000)	(257,239)
Other income and expenses	(9,374)	(3,260)	1,978	(201)	(361)	(2,896)	(778)	(14,892)

Net income before taxes	18,924	38,785	46,340	(6,898)	23,054	13,497	(82,220)	51,482

	Year ended December 31, 2001(1)
	Large Corporate	Middle Market	Retail Banking	International Banking	Treasury	Subsidiaries	Other (2)	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Operating Revenues	61,371	85,360	93,406	18,381	17,079	26,116	(21,465)	280,248
Provisions	(29,125)	(4,825)	(16,159)	381	(1,092)	(59)	3,615	(47,264)
Operating Expenses	(12,941)	(32,820)	(51,864)	(7,998)	(4,086)	(9,944)	(30,962)	(150,615)
Other income and expenses	(1,561)	(1,360)	2,949	105	(299)	(6,120)	12,108	5,822

Net income before taxes	17,744	46,355	28,332	10,869	11,602	9,993	(36,704)	88,191

	Year ended December 31, 2000(1)
	Large Corporate	Middle Market	Retail Banking	International Banking	Treasury	Subsidiaries	Other (2)	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Operating Revenues	63,240	97,535	89,840	19,525	12,151	4,188	(10,240)	276,239
Provisions	(5,825)	(10,676)	(14,275)	(215)	(392)	(399)	(8,886)	(40,668)
Operating Expenses	(13,326)	(36,974)	(51,416)	(8,281)	(3,593)	(8,821)	(25,542)	(147,953)
Other income and expenses	(4,337)	(1,814)	1,764	(30)	(453)	11,746	(5,869)	1,007

Net income before taxes	39,752	48,071	25,913	10,999	7,713	6,714	(50,537)	88,625

(1)	Segment information disclosed above is based on internal reporting policies and does not conform to Chilean or U.S. GAAP.
(2)	“Other” includes the effect of conforming management accounting policies to accounting principles generally accepted in Chile and a number of non-allocated costs, such as corporate overhead expenses, voluntary provisions and depreciation costs. Also included within other are amounts of miscellaneous income or expenses that are not earned or incurred by one specific segment, including all external rental income.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price-level changes and expressed in millions of constant

Chilean pesos as of December 31, 2002)

28. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(y) Segment information (continued)

Information about geographic areas.

The financial information presented below has been classified considering the country in which the related transactions were originated. Those transactions which originated in the United States of America, through Banco de Chile’s operations in New York and Miami, U.S.A., are primarily completed with Chilean and Argentine citizens and enterprises, and are principally denominated in U.S. dollars.

A summary of activities by geographic area is as follows:

	As of December 31,
	2000	2001	2002
	MCh$	MCh$	MCh$
Total Interest Revenues
Republic of Chile	535,749	489,998	668,304
U.S.A.	48,106	41,022	21,409

Total Net Income
Republic of Chile	72,830	79,724	58,175
U.S.A.	14,204	9,853	(5,540)

Mortgage Loans
Republic of Chile	795,575	832,181	1,187,271
U.S.A.	—	—	—

Commercial Loans
Republic of Chile	1,533,632	1,548,588	2,401,988
U.S.A.	155,721	118,932	115,331

Income Taxes
Republic of Chile	(1,583)	1,195	976
U.S.A.	(8)	191	177

Bank Premises and equipment
Republic of Chile	85,522	86,058	137,784
U.S.A.	1,219	1,601	1,559

Total Assets
Republic of Chile	5,307,754	5,617,008	7,992,073
U.S.A.	671,192	653,069	603,958

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price-level changes and expressed in millions of constant

Chilean pesos as of December 31, 2002)

28. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(z) Estimated Fair Value of Financial Instruments and Derivative Financial Instruments

The accompanying tables provide disclosure of the estimated fair value of financial instruments owned by the Bank. Various limitations are inherent in the presentation, including the following.

•	The data excludes non-financial assets and liabilities, such as bank premises and equipment and excludes values attributable to deposit and credit card relationships.

•	While the data represents management’s best estimates, the data is subjective, involving significant estimates regarding current economic and market conditions and risk characteristics.

The methodologies and assumptions used depend upon the terms and risk characteristics of the various instruments and include the following:

•	Cash and due from banks represents cash and short-term deposits which approximate fair value because of the short-term maturity of these instruments.

•	Most of the Bank’s securities are considered as trading and therefore are generally carried at quoted market prices. Interest earning assets and liabilities with an original maturity of less than one year are considered to have a fair value, which is not materially different from their book value.

•	For interest earning assets and interest bearing liabilities which are contracted at variable interest rates, their book value is considered to be equivalent to their fair value.

•	For performing loans with fixed-rates and an original maturity of greater than one year, the fair values were calculated by discounting contractual cash flows, using the Bank’s current origination rates for loans with similar terms and similar risk characteristics.

•	For loans where the Bank’s management believes that the amounts outstanding will not be paid in accordance with contractual terms, the estimated cash flows arising from the liquidation of collateralized assets and other expected flows have been discounted at an estimated discount rate commensurate with the risk in the collection of these amounts.

•	For interest-bearing liabilities with fixed rates and an original contractual maturity of greater than one year, the fair values are calculated by discounting contractual cash flows at current market origination rates with similar terms.

•	The estimated fair value of foreign exchange forward contracts was determined using quoted market prices of financial instruments with similar characteristics.

•	The fair value of interest rate swaps represents the estimated amount the Bank would expect to receive or pay to terminate the contracts or agreements, taking into account current interest rates. As no quoted market prices are available for the interest rate swap and forward rate instruments held by the Bank, such estimates have been estimated using modeling and other valuation techniques.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price-level changes and expressed in millions of constant

Chilean pesos as of December 31, 2002)

28. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(z) Estimated Fair Value of Financial Instruments and Derivative Financial Instruments (continued)

The estimated fair values of financial instruments and derivatives financial instruments are as follows:

	As of December 31,
	2001		2002
	Carrying Amount	Estimated fair value	Carrying Amount	Estimated fair value
	MCh$	MCh$	MCh$	MCh$
ASSETS
Cash and due from banks	339,940	339,940	273,443	273,443
Interest bearing deposits in other banks	60,437	60,437	33,269	33,269
Term federal funds	185,288	185,288	114,000	114,000
Accounts receivable under spot foreign exchange transactions(1)	22,606	22,606	29,950	29,950
Financial investments	1,726,199	1,718,902	1,466,296	1,466,306
Loans, net(2)	5,714,430	5,751,915	5,610,661	5,735,765

LIABILITIES
Deposits	5,164,621	5,054,706	4,749,702	4,751,351
Accounts payable under spot foreign exchange transactions(1)	66,108	66,108	28,200	28,200
Investments under agreements to repurchase	255,275	255,275	276,675	276,675
Short term and long term borrowings	2,058,585	2,196,798	2,049,553	2,124,014
Derivative instruments	3,809	3,809	4,846	4,846

(1)	Included under the captions Other assets and Other liabilities.
(2)	The carrying amounts of loans in the above table excludes contingent loans since they represent undisbursed amounts under undrawn letters of credit and other credit guarantees granted by the Bank.

(aa) Price-level restatement

The net charge to income for price-level restatement is comprised of the following restatements of non-monetary assets and liabilities. These figures are expressed in constant Chilean pesos of December 31, 2002.

	Year ended December 31,
	2000	2001	2002
	MCh$	MCh$	MCh$
Shareholders’ equity	(10,493)	(16,364)	(15,787)
Bank premises and equipment	2,498	4,474	4,529
Investment in other companies	66	581	1,002
Other, net	514	1,234	660

Net loss from price-level restatement	(7,415)	(10,075)	(9,596)

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price-level changes and expressed in millions of constant

Chilean pesos as of December 31, 2002)

28. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(ab) Leasing contracts

The Bank’s scheduled cash flows to be received from leasing contracts have the following maturities as of December 31, 2002:

As of December 31, 2002
Maturity	Net lease Receivable
MCh$
Due within one year	76,962
Due after 1 year but within 2 years	42,378
Due after 2 years but within 3 years	30,729
Due after 3 years but within 4 years	19,967
Due after 4 years but within 5 years	16,809
Due after 5 years	62,248

Total leasing contracts	249,093

Leased assets consist principally of real estate, industrial machinery, vehicle, and computer equipment. The allowance for uncollectible lease receivable was MCh$10,611 as of December 31, 2002 (MCh$12,535 as of December 31, 2001), which forms part of the allowance for loan losses.

(ac) Obligations arising from lease commitments

The Bank leases certain premises under operating leases. The following table shows the future minimum payments under the terms of the lease commitments, expressed in constant Chilean pesos as of December 31, 2002.

As of December 31, 2002
MCh$
Due within 1 year	4,637
Due after 1 year but within 2 years	4,177
Due after 2 years but within 3 years	3,353
Due after 3 years but within 4 years	2,540
Due after 4 years but within 5 years	1,723
Due after 5 years	4,327

Total obligations arising from lease commitments	20,757

The rental expense on premises was MCh$6,352, MCh$6,589 and MCh$6,556 for the years ended December 31, 2000, 2001 and 2002, respectively, and is included in the Consolidated Statements of Income under “Administrative and other expenses”.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price-level changes and expressed in millions of constant

Chilean pesos as of December 31, 2002)

28. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(ad) Investments in other companies

As of December 31, 2000, 2001 and 2002, investments in other companies and the Bank’s participation in such companies’ results of operations for each of the periods indicated, consist of the following:

	As of and for the years ended December 31,
	2000	2001		2002		Ownership Interest 2002
	Income (Loss)	Investment	Income (Loss)	Investment	Income (Loss)
	MCh$	MCh$	MCh$	MCh$	MCh$	%
Artikos S.A.	—	666	(98)	(68)	(1,244)	50.00
Servipag Ltda.	—	666	83	716	50	50.00
Redbanc S.A.	—	919	162	872	151	25.42
Soc. Operadora de Tarjetas de Crédito Nexus S.A.	—	832	(414)	874	48	25.81
Centro de Compensación Automatizado S.A. (CCA S.A.)	—	140	34	152	12	33.33
Empresa de Tarjetas Inteligentes S.A.	—	146	(44)	155	(144)	26.67
Equity participation in Banco de Chile	5,705	—	1,410	—	—

Total investments in other companies accounted for under the equity method	5,705	3,369	1,133	2,701	(1,127)
Other investments carried at cost	95	2,712	278	2,477	(161)

Total investments in other companies	5,800	6,081	1,411	5,178	(1,288)

(ae) Bank premises and equipment, net

The major categories of Bank premises and equipment net of accumulated depreciation are as follows:

	As of December 31,
	2001	2002
	MCh$	MCh$
Land and buildings	116,365	110,146
Furniture and fixtures	22,258	19,454
Machinery and equipment	20,165	17,738
Vehicles	489	530
Assets under lease	7,727	23,531
Others	1,176	2,328

Bank premises and equipment, net	168,180	173,727

In accordance with rules of the Superintendency of Banks, bank premises and equipment are presented net of accumulated depreciation. As a result no information is available for either accumulated depreciation or total bank premises and equipment.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price-level changes and expressed in millions of constant

Chilean pesos as of December 31, 2002)

28. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(af) Other assets and other liabilities

(1) Other assets

	As of December 31,
	2001	2002
	MCh$	MCh$
Intangibles	158,013	168,570
Deferred income tax assets	40,787	74,096
Amounts receivable under spot foreign exchange transaction	22,606	29,950
Derivative instruments	32,910	24,851
Assets received in lieu of payment	36,171	19,605
Dividends receivable	—	6,474
Transactions in process	10,576	19,136
Investments in other companies	6,081	5,178
Deferred loan origination and service costs	4,399	3,675
Accounts receivable for assets received in lieu of payment sold	5,324	3,432
Accounts receivable for financial investments	21	3,339
Deferred software cost	4,806	3,148
Recoverable taxes	1,709	2,763
VAT fiscal credit	1,159	1,284
Brokerage operations	1,946	1,254
Materials and supplies	1,096	956
Prepaid advertising expenses	999	863
Other deferred expenses	3,988	643
Other	21,191	12,659

Total other assets	353,782	381,876

(2) Other liabilities

	As of December 31,
	2001	2002
	MCh$	MCh$
Accounts payable	16,859	35,533
Deferred income tax liabilities	44,453	58,898
Derivative instruments	36,719	29,697
Amounts payable under spot foreign exchange transaction	66,108	28,200
Documents in transit	27,230	22,537
Provision for minimum dividend	29,995	15,791
Accrued severance staff indemnities	12,749	11,495
Accrued staff vacation expense	8,134	8,611
Deferred loan origination and service fees	5,643	6,381
Transactions in process	2,373	2,710
Administration and credit card contract provision	1,488	2,213
VAT fiscal debit	1,896	2,171
Legal contingencies provision	127	1,088
Other	10,134	18,676

Total other liabilities	263,908	244,001

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price-level changes and expressed in millions of constant

Chilean pesos as of December 31, 2002)

28. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(af) Other assets and other liabilities, (continued)

(3) Contingent Liabilities

Contingent liabilities consist of open and unused letters of credit, together with guarantees granted by the Bank in Chilean pesos, UF and foreign currencies (principally U.S. dollars). The liability represents the Bank’s obligations under such agreements. The Bank’s rights under these agreements are recognized as assets on the Bank’s balance sheets under the caption “Contingent loans”. See Note 5.

(ag) Other Interest Bearing Liabilities

The Bank’s long-term and short-term borrowings are summarized below. In accordance with the guidelines established by the Superintendency of Banks, the Bank does not present a classified balance sheet. Borrowings are described as short-term when they have original maturities of less than one year or are due on demand. All other borrowings are described as long-term, including the amounts due within one year on such borrowings.

	As of December 31, 2001			As of December 31, 2002
	Long-term	Short-term	Total	Long-term	Short-term	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Central Bank Credit lines for renegotiation of loans	4,521	—	4,521	3,763	—	3,763
Other Central Bank borrowings	—	74,754	74,754	—	—	—
Mortgage finance bonds	1,238,185	—	1,238,185	1,125,941	—	1,125,941
Bonds	8,171	—	8,171	4,593	—	4,593
Subordinated bonds	271,528	—	271,528	277,654	—	277,654
Borrowings from domestic financial institutions	11	46,247	46,258	126	50,362	50,488
Foreign borrowings	288,491	47,625	336,116	331,770	178,574	510,344
Investments under agreements to repurchase	—	255,275	255,275	—	276,675	276,675
Other obligations	52,690	26,362	79,052	45,861	30,909	76,770

Total other interest bearing liabilities	1,863,597	450,263	2,313,860	1,789,708	536,520	2,326,228

(1) Central Bank borrowings

Central Bank borrowings include credit lines for the renegotiation of loans and other Central Bank borrowings. Credit lines were provided by the Central Bank for the renegotiation of mortgage loans due to the need to refinance debts as a result of the economic recession and crisis of the Chilean banking system from 1982 to 1985. The lines for the renegotiations of mortgage loans are linked to the UF index and carry a real annual interest rate of 3.0%. The maturities of the outstanding amounts are as follows:

As of December 31, 2002
MCh$
Due within 1 year	3,763
Due after 1 year but within 2 years	—
Due after 2 years but within 3 years	—
Due after 3 years but within 4 years	—
Due after 4 years but within 5 years	—
Due after 5 years	—

Total long-term (Credit lines for renegotiation of loans)	3,763
Total short-term (Other Central Bank borrowings)	—

Total Central Bank borrowings	3,763

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price-level changes and expressed in millions of constant

Chilean pesos as of December 31, 2002)

28. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(ag) Other Interest Bearing Liabilities (continued)

(2) Mortgage finance bonds

These bonds are used to finance the granting of mortgage loans. The outstanding principal amounts of the bonds are amortized on a quarterly basis. The range of maturities of these bonds is between five and twenty years. The bonds are linked to the UF index and carry a weighted average annual rate of interest of 6.7% as of December 31, 2002.

The maturities of outstanding mortgage bond amounts as of December 31, 2002 are as follows:

As of December 31, 2002
MCh$
Due within 1 year	124,031
Due after 1 year but within 2 years	109,062
Due after 2 years but within 3 years	109,282
Due after 3 years but within 4 years	108,468
Due after 4 years but within 5 years	104,913
Due after 5 years	570,185

Total mortgage finance bonds	1,125,941

(3) Bonds

The maturities of outstanding bonds amounts as of December 31, 2002 are as follows:

As of December 31, 2002
MCh$
Due within 1 year	1,563
Due after 1 year but within 2 years	844
Due after 2 years but within 3 years	844
Due after 3 years but within 4 years	844
Due after 4 years but within 5 years	498
Due after 5 years	—

Total bonds	4,593

Bonds are linked to the UF Index and carried an average real annual interest rate of 6.8% as of December 31, 2002, with interest and principal payments due semi-annually. The bonds were originally intended to finance loans that had a maturity of greater than one year.

(4) Subordinated bonds

In 2001 the Bank issued Bonds totaling UF 1,580,000 (“known as 6.5% Bonds”) at a discount of UF 98,670. The 6.5% Bonds are linked to the UF index with interest and principal payments due semi-annually. The discount on the issuance of the “6.5% Bonds” is amortized over the life of the bond. As of December 31, 2002, the effective real interest rate is 7.0%, taking into consideration the discount on issuance.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price—level changes and expressed in millions of constant

Chilean pesos as of December 31, 2002)

28. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(ag) Other Interest Bearing Liabilities (continued)

(4) Subordinated bonds (continued)

The 6.5% Bonds are intended for the financing of loans having a maturity of greater than one year. As of December 31, 2002 the outstanding maturities of these bonds, which are considered long-term, are as follows:

As of December 31, 2002
MCh$
Due within 1 year	16,039
Due after 1 year but within 2 years	11,098
Due after 2 years but within 3 years	12,241
Due after 3 years but within 4 years	13,329
Due after 4 years but within 5 years	14,937
Due after 5 years	210,010

Total subordinated bonds	277,654

The value of the subordinated bonds that can be considered in the “effective equity” should decrease by 20% per year beginning six years prior to maturity.

(5) Borrowings from domestic financial institutions

Borrowings from domestic financial institutions are used to fund the Bank’s general activities, carry a weighted average annual real interest rate of 2.38% and have the following outstanding maturities as of December 31, 2002.

As of December 31, 2002
MCh$
Due within 1 year	126
Due after 1 year but within 2 years	—
Due after 2 years but within 3 years	—
Due after 3 years but within 4 years	—
Due after 4 years but within 5 years	—
Due after 5 years	—

Total long-term	126
Total short-term	50,362

Total borrowings from domestic financial institutions	50,488

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price—level changes and expressed in millions of constant

Chilean pesos as of December 31, 2002)

28. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(ag) Other Interest Bearing Liabilities (continued)

(6) Foreign borrowings

The Bank has short-term and long-term borrowings from foreign banks. The outstanding maturities of these borrowings as of December 31, 2002 are as follows:

As of December 31, 2002
MCh$
Due within 1 year	273,579
Due after 1 year but within 2 years	52,596
Due after 2 years but within 3 years	5,469
Due after 3 years but within 4 years	126
Due after 4 years but within 5 years	—
Due after 5 years	—

Total long-term	331,770
Total short-term	178,574

Total foreign borrowings	510,344

All of these loans are denominated in U.S. dollars, are principally used to fund the Bank’s foreign trade loans and carry an average, annual nominal interest rate of 4.73% as of December 31, 2002.

(7) Other obligations

	As of December 31,
	2001	2002
	MCh$	MCh$
Other long-term obligations:
Payable accounts	1,057	874
Obligations with Chilean government	51,633	44,987

Total other long-term obligations	52,690	45,861
Other short-term obligations	26,362	30,909

Total other obligations	79,052	76,770

As of December 31, 2002, other obligations had the following maturities:

As of December 31, 2002
MCh$
Due within 1 year	11,572
Due after 1 year but within 2 years	9,234
Due after 2 years but within 3 years	6,529
Due after 3 years but within 4 years	5,618
Due after 4 years but within 5 years	4,302
Due after 5 years	8,606

Total long-term	45,861
Total short-term	30,909

Total other obligations	76,770

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price-level changes and expressed in millions of constant

Chilean pesos as of December 31, 2002)

28. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(ah) Commitments and contingencies

In the ordinary course of business, the Bank acts as defendant or co-defendant in various litigation matters. Although there can be no assurances, the Bank believes, based on information currently available, that the ultimate resolution of these legal proceedings would not be likely to have a material adverse effect on its results of operations, financial condition, or liquidity.

The Bank is party to transactions with off-balance sheet risk in the normal course of its business, which expose the Bank to credit risk in addition to amounts recognized in the consolidated financial statements. These transactions include commitments to extend credit not otherwise accounted for as contingent loans, such as overdrafts and credit card lines of credit. Such commitments are agreements to lend to a customer at a future date, subject to compliance with the contractual terms. Since a substantial portion of these commitments is expected to expire without being drawn on, the total commitment amounts do not necessarily represent actual future cash requirements of the Bank. The amounts of these loan commitments are MCh$934,946 and MCh$428,589 and the amounts of subscribed leasing contracts are MCh$11,011 and MCh$41,433 as of December 31, 2001 and 2002, respectively.

(ai) Shareholders’ Equity

The Bank’s paid-in capital consists of 68,079,783,605 authorized shares of no fixed nominal value, issued and outstanding as of December 31, 2002. Dividends related to the year ended December 31, 2001 were paid-out based on the legal entities in existence as of the year end.

Dividends are declared and paid during the year subsequent to that in which the related net income was earned.

Dividends were declared and paid to the respective shareholders of each of the merging banks based on prior year net income determined under Chilean GAAP for the years ended December 31, 2000, 2001 and 2002 (presented in constant Chilean pesos as of December 31, 2002) are as follows:

	Paid during the year ended December 31,
	2000	2001	2002
	MCh$	MCh$	MCh$
Dividends relating to Banco de Chile	n/a	n/a	89,925
Dividends per share relating to Banco de Chile	n/a	n/a	2.00
Dividends relating to Banco de A. Edwards(1)(2)	—	1,685	10,442
Dividends per share relating to Banco de A. Edwards	0.00	0.07	0.45

(1)	On January 1, 2002 Banco de A. Edwards merged with Banco de Chile
(2)	Dividends per share of Banco de A. Edwards are calculated with common shares outstanding during the year, based on the exchange ratio of 3.135826295 shares of Banco de Chile for each outstanding share of Banco Edwards, which had 7,381.41 million shares and outstanding shares immediately prior to the merger.

(aj) Transactions with Related Parties

In accordance with the rules of the Superintendency of Banks, related parties are defined as individuals or companies who are directors, officers, or shareholders who own more than 1% of the Bank’s shares.

Entities in which a director, officer or shareholder of the Bank holds more than a 5% interest as well as entities that have directors in common with the Bank are also considered to be related parties. In the following tables, trading and manufacturing companies are defined as operating companies, and companies whose purpose is to hold shares in other companies are defined as investment companies.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price-level changes and expressed in millions of constant

Chilean pesos as of December 31, 2002)

28. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(aj) Transactions with Related Parties (continued)

(1) Loans granted to related parties

Loans to related parties, all of which are current, are as follows:

	As of December 31,
	2000		2001		2002
	Loans	Collateral Pledged	Loans	Collateral Pledged	Loans	Collateral Pledged
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Operating companies	35,041	13,617	80,571	26,227	96,424	23,019
Investment companies	505	444	4,749	476	6,944	2,208
Individuals(1)	1,007	692	4,090	1,183	1,754	1,373

Total	36,553	14,753	89,410	27,886	105,122	26,600

(1)	Includes only debt obligations that are equal to or greater than UF 3,000, equivalent to approximately MCh$50 as of December 31, 2002.

The activity in the balances of loans to related parties are as follows:

	As of December 31,
	2000	2001	2002
	MCh$	MCh$	MCh$
Balance as of January 1	31,275	36,553	89,410
Incorporation of Banco de Chile as of March 31, 2001	—	81,533	—
New loans	15,684	118,033	74,508
Repayments	(8,104)	(143,596)	(56,191)
Price-level restatement(1)	(2,302)	(3,113)	(2,605)

Balance as of December 31	36,553	89,410	105,122

(1)	Reflects the effect of restatement of beginning balances to constant pesos of December 31, 2002.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price-level changes and expressed in millions of constant

Chilean pesos as of December 31, 2002)

28. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(aj) Transactions with Related Parties (continued)

(2) Other transactions with related parties.

During the years ended December 31, 2000, 2001 and 2002, the Bank incurred the following expenses and income as a result of transactions with related parties equal to or greater than UF 5,000 equivalent to approximately MCh$84 as of December 31, 2002.

	Years ended December 31,
	2000		2001		2002
	Expense	Revenue	Expense	Revenue	Expense	Revenue
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Transbank S.A.	1,846	—	3,246	—	3,384	—
Empresa Nacional de Telecomunicaciones S.A.	222	—	1,758	—	2,617	—
Redbanc S.A.	1,766	—	2,749	—	2,217	—
Operadora de Tarjetas de Crédito Nexus S.A.	811	—	1,746	—	1,592	—
Sociedad y Promoción y Eventos Mundo Edwards S.A	—	—	1,082	—	414	—
Corporación. Cultural de la Ilustre Municipalidad de Santiago	—	—	—	—	350	—
Entel PCS Telecomunicaciones S.A.	—	—	—	—	333	—
Depósito Central de Valores S.A	—	—	—	—	192	—
Banedwards Cía de Seguros de Vida S.A.	—	—	—	—	156	—
Empresa de Servicios Especializados S.A	285	—	933	—	155	—
Hoteles Carrera S.A.	—	—	95	—	150	—
Entel Telefonía Local S.A.	—	—	153	—	113	—
Telefónica del Sur Carrier S.A.	—	—	—	—	101	—
Compañía Nacional de Teléfonos Telefónica del Sur S.A.	—	—	—	—	100	—
Empresa de Tarjetas Inteligentes S.A	22	—	85	—	91	—
Editorial Trineo S.A	92	—	138	—	23	—
Promarket S.A	212	—	180	—	—	—
Baned Servicios Legales Ltda.	588	—	544	—	—	—
Baned Servicios Especializados Ltda.	269	—	1,423	—	—	—
Línea Aérea Nacional Chile S.A.	—	—	—	104	—	103

Subtotal	6,113	—	14,132	104	11,988	103

Transactions between 1,000 and 5,000 UF:

Services expenses	—	—	177	—	330	—
Telephone expenses	—	—	61	—	33	—
Other services and rentals	876	22	392	23	—	—
Rental income	—	—	—	(15)	—	—

Subtotal	876	22	630	8	363	—

Total	6,989	22	14,762	112	12,351	103

These expense and income items are for services received by the Bank from related parties at market rates. Article 89 of the Chilean Corporations Law requires that the Bank’s transactions with related parties be carried out on a market basis or on terms similar to those prevailing in the market.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price-level changes and expressed in millions of constant

Chilean pesos as of December 31, 2002)

28. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(ak) Fees and income from services

The Bank’s fees and income from services and non-operating income and expenses for the years ended December 31, 2000, 2001 and 2002 are summarized as follows:

	Years ended December 31,
	2000		2001		2002
	Income	Expenses	Income	Expenses	Income	Expenses
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Fees and income from services
Mutual funds and stock brokerage	4,997	181	13,576	876	16,180	1,755
Collection services	1,006	—	2,933	—	8,919	—
Credit lines	2,562	—	5,587	—	7,544	—
Collection and payment of services	740	—	5,570	2,083	5,868	2,738
Contingent fees	1,343	—	4,718	—	3,245	—
Income and expense from goods received in lieu of payment	90	547	598	2,021	2,932	1,713
Insurance brokerage	2,047	—	3,941	596	2,750	712
Financial services	598	—	1,731	3	1,910	19
Foreign trade services	712	—	1,959	—	1,749	—
Letters of credit guarantees, collaterals and other contingent loans	214	—	1,167	—	1,725	—
Bancuenta Credichile Administration	68	—	1,062	—	1,716	—
Leasing collection	—	—	404	666	1,668	479
Custody and trust services	82	—	632	—	589	—
Fees from sales force	—	1,937	—	2,829	—	5,014
Other	1,051	1,205	4,961	1,818	7,552	1,396

Total	15,510	3,870	48,839	10,892	64,347	13,826

(al) Non-operating income and expense

	Years ended December 31,
	2000		2001		2002
	Income	Expenses	Income	Expenses	Income	Expenses
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Non-operating income and expenses
Rental income	232	—	2,424	—	2,686	—
Recoveries of expenses	—	—	620	—	967	—
Gains on sales of assets received in lieu of payment	595	—	4,323	—	902	—
Income from correspondent banks	160	—	1,003	—	578	—
Income from sale of fixed assets	101	—	199	—	519	—
Securities in companies and shares	—	—	84	—	295	—
Miscellaneous gains on exchange	—	—	134	—	233	—
Overestimated provision	—	—	(12)	—	142	—
Amortization of intangibles	—	3,224	—	13,465	—	20,590
Charge-offs and provision of assets received in lieu of payment	—	7,116	—	4,258	—	8,290
Charge-offs and provision related to fixed assets due to the merger	—	—	—	61	—	4,348
Administration and credit card contracts	—	—	—	1,626	—	3,042
Charge-offs of transaction in process related to the merger	—	—	—	—	—	2,016
Asset received in lieu of payment	2,133	—	510	—	—	1,722
Charge-offs	—	271	—	310	—	1,302
Legal contingencies provision	70	—	—	127	—	962
Delivery services of bank products	—	—	—	432	—	638
Indemnity for termination of rental contracts	—	—	—	—	—	582
Merge expenses	—	—	—	—	—	1,233
Income (losses) attributable to investments in other companies	5,800	—	1,437	26	—	1,288
Other	1,218	2,568	905	1,161	461	1,899

Total	10,309	13,179	11,627	21,466	6,783	47,912

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price-level changes and expressed in millions of constant

Chilean pesos as of December 31, 2002)

28. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(am) Foreign Currency Position

The consolidated balance sheets include assets and liabilities denominated in foreign currencies, which have been translated to Chilean pesos at the Observed Exchange Rates as of December 31, 2001 and 2002 and assets and liabilities denominated in Chilean pesos but that contain repayment terms linked to changes in foreign currency exchange rates, detailed below:

	As of December 31, 2001			As of December 31, 2002
	Payable in Foreign Currency	Payable in Chilean Pesos	Total	Payable in Foreign Currency	Payable in Chilean Pesos	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
ASSETS
Cash and due from banks	218,353	—	218,353	161,350	—	161,350
Loans	839,965	103,279	943,244	863,456	52,918	916,374
Contingent loans	194,909	4,885	199,794	201,099	—	201,099
Interbank loans	11,726	—	11,726	6,306	—	6,306
Financial investments	469,469	283,685	753,154	375,019	424,851	799,870
Leasing contracts	—	53,868	53,868	—	58,348	58,348
Other assets	39,508	1	39,509	104,044	—	104,044

Total assets	1,773,930	445,718	2,219,648	1,711,274	536,117	2,247,391

LIABILITIES
Deposits	1,038,363	4,585	1,042,948	1,261,851	1,188	1,263,039
Contingent liabilities	195,292	4,655	199,947	201,337	—	201,337
Borrowings from domestic financial institutions	—	—	—	8,852	—	8,852
Foreign borrowings	335,651	465	336,116	510,310	—	510,310
Other liabilities	565,338	11,152	576,490	185,940	5,084	191,024

Total liabilities	2,134,644	20,857	2,155,501	2,168,290	6,272	2,174,562

NET (LIABILITIES) ASSETS	(360,714)	424,861	64,147	(457,016)	529,845	72,829

(an) Fiduciary Activities

The following items are recorded in memorandum accounts by the Bank and represent fiduciary safekeeping and custody services:

	As of December 31,
	2001	2002
	MCh$	MCh$
Securities held in safe custody	2,198,306	3,716,925
Amounts to be collected on behalf of domestic third parties	102,072	152,176
Amounts to be collected on behalf of foreign third parties	250,688	343,889
Administration of assets	39	37

Total fiduciary activities	2,551,105	4,213,027

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price-level changes and expressed in millions of constant

Chilean pesos as of December 31, 2002)

28. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(ao) Financial instruments with off-balance-sheet risk

(1) Derivative activities

The Bank takes positions in the foreign exchange market by the use of forward exchange contracts and spot exchange contracts. These activities constitute proprietary trading business and help the Bank to provide customers with capital markets products.

(2) Market risk and risk management activities

All derivative instruments are subject to market risk. This is defined as the risk that future changes in market conditions may make an investment more or less valuable. As most of these instruments are recognized at market value for the purposes of Chilean GAAP, these changes directly affect reported income. The Bank manages exposure to market risk in accordance with risk limits set by senior management by buying or selling instruments or entering into off-setting positions.

The Bank is exposed to credit related losses in the event of non-performance by counterparties to these financial instruments, risk that is monitored on an ongoing basis. In order to manage the level of credit risk, the Bank enter into transactions whit counterparties whom it believes have a good credit standing and, when appropriate, obtains collateral.

Therefore, the risk of loss due to non-performance is believed to be minimal.

The Central Bank requires that foreign exchange forward contracts be made only in U.S. dollars and other major foreign currencies. In the case of the Bank, most forward contracts are made in U.S. dollars against the Chilean peso or the UF. Occasionally, forward contracts are also made in other currencies, but only when the Bank acts as an intermediary. Unrealized gains, losses, premiums and discounts arising from foreign exchange forward contracts are shown on a net basis under “Other assets” and “Other liabilities”. (See note 10).

The notional amounts of these contracts as of December 31, 2001 and 2002 are as follows:

			Notional contract amounts
	Number of operations		Less than 3 months		Over 3 months
	2001	2002	2001	2002	2001	2002
			ThUS$	ThUS$	ThUS$	ThUS$
Local Market:
- Foreign currency future purchase contracts with Chilean currency	266	588	318,709	242,234	807,827	867,936
- Foreign currency future sale contracts with Chilean currency	639	521	299,637	265,838	802,416	822,707
- Foreign currency forward contracts	33	75	2,238	4,351	8,186	4,537

Foreign Markets:
- Foreign currency forward contracts	41	70	3,679	48,286	6,416	7,936
- Foreign currency futures sold	138	175	14,166	—	—	17,588
- Interest rate swaps	35	78	8,050	—	247,500	635,798

The amounts refer to United States dollar amounts purchased or sold, or the equivalent in United States dollars of the foreign currency purchased or sold or the future amount, or the amount on which interest rate contracts are agreed. The period refers to the contract maturity from the date of the transaction.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price-level changes and expressed in millions of constant

Chilean pesos as of December 31, 2002)

28. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(ao) Financial instruments with off-balance-sheet risk (continued)

(3) Contracts on the value of authorized readjustment systems (A.R.S.) and on interest rates in Chilean currency.

Description of transaction	Number of operations		Contract amounts
			Less than 3 months		Over 3 months
	2001	2002	2001	2002	2001	2002
			MCh$	MCh$	MCh$	MCh$
UF/pesos forward contracts purchased	3	17	2,514	1,674	838	34,325
UF/pesos forward contracts sold	28	5	3,945	—	2,849	2,547
Interest rate swaps	3	—	—	—	33,501	—

(4) Fair value of traded instruments

The table below sets forth the estimated fair value of derivative financial instruments held or issued by the Bank for trading purposes as of December 31, 2001 and 2002.

	Fair value as of December 31,
	2001	2002
	MCh$	MCh$
Contracts to purchase foreign exchange	(9,257)	(7,603)
Contracts to sell foreign exchange	5,448	12,449

Fair values have been estimated using modeling and other valuation techniques for those instruments held by the Bank where no quoted market prices are available.

(ap) Sales and purchase of loans

From time to time, the Bank does sell and purchase loans based on specific requirements from customers. During the year ended December 31, 2002 the Bank sold loans totaling MCh$11,543, however, the Bank does not originate loans for future sale, comparative information for the years ended December 31, 2000 and 2001 is not available. The Bank did not retain servicing or any other interest in the loans sold or retains any risks in the event of non-collection by the purchaser. During the year ended December 31, 2002, the Bank purchased loans amounting to MCh$17,725. During prior years the Bank did not purchased loans. Any gains or losses on such transactions are recognized in results of operations at the time of the transactions.

The aggregate gains on sales of loans were MCh$85 for the year ended December 31, 2002, comparative information for the years ended December 31, 2000 and 2001 is not available.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price-level changes and expressed in millions of constant

Chilean pesos as of December 31, 2002)

28. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(aq) Loan concentration by economic activity (continued)

The following table summarizes the most significant loan concentrations expressed as a percentage of total loans, excluding contingent loans and before reserves for loan losses:

	As of December 31,
	2001	2002
	%	%
Financial Services	19.96	19.65
Residential mortgage loans	17.15	17.93
Manufacturing	11.35	10.21
Commerce	12.42	11.85
Agriculture, livestock, agribusiness, fishing	9.11	8.43
Consumer loans	10.03	13.97

Substantial portions of the Bank’s loans are to borrowers doing business in Chile.

(ar) Pro Forma Information related to the acquisition of Banco de Chile (Unaudited)

Following the accounting requirements under U.S. GAAP, the financial information for the year ended December 31, 2000 and for the period between January 1, 2001 and March 27, 2001 reflects the financial information of the predecessor bank, Banco de A. Edwards. On March 27, 2001, Quiñenco, the common parent of the two banks, purchased a controlling interest in Banco de Chile. The following unaudited pro forma financial information gives effect to Quiñenco’s acquisition of Banco de Chile as if it had occurred on January 1 of each year presented below. These pro forma results from operations have been prepared for informational purposes only and do not purport to be indicative of the actual results of operations.

The pro forma results, under U.S. GAAP, are as follows:

	Years ended December 31,
	2000	2001
	MCh$	MCh$
Interest revenue	920,321	846,195
Net income	55,567	64,157
Earnings per share (Ch$)(1)	0.82	0.94

(1)	Basic and diluted earnings per share have been calculated by dividing net income by the weighted average number of common shares outstanding during the year (68,089.8 millions as of December 31, 2000 and 2001). The Bank has not issued convertible debt or equity securities. Consequently, there are no potentially dilutive effects on the earnings of the Bank.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price-level changes and expressed in millions of constant

Chilean pesos as of December 31, 2002)

28. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(as) Pro Forma Information related to the merger of Banco de Chile with Banco de A. Edwards (Unaudited)

The financial information presented under U.S. GAAP, reflects the merger of Banco de Chile with Banco de A. Edwards from March 27, 2001, the first date in which control of the banks was held by the common parent, although legally, the merger took place on January 1, 2002. As a result of this accounting treatment, the financial information for the year ended December 31, 2002 reflects the effects of the merger for the whole year (see Note 28 (a) for an explanation of the accounting for the merger under U.S. GAAP). The following unaudited pro forma financial information gives effect to the merger of the banks as if it had occurred on January 1, 2001. These pro forma results from operations have been prepared for informational purposes only and do not purport to be indicative of the actual results of operations.

The pro forma results, under U.S. GAAP, are as follows:

Year ended December 31, 2001
MCh$
Interest revenue	857,522
Net income	81,114
Earnings per share (Ch$)(1)	1.19

(1)	Basic and diluted earnings per share have been calculated by dividing net income by the weighted average number of common shares outstanding during the year (68,089.8 millions as of December 31, 2000 and 2001). The Bank has not issued convertible debt or equity securities. Consequently, there are no potentially dilutive effects on the earnings of the Bank.

(at) Recent accounting pronouncements

In September 2002, the Chilean Superintendency of Banks issued Circular No. 3,189, which changed the method for calculating and accounting for the allowances related to credit risk. Under the new standard, Chilean banks are permitted to use the evaluation methods and models that each bank consider appropriate based on its specific kind of loan portfolio or transactions, following the general guidelines instructed by the Superintendency. Such models and further modifications have to be approved by the board of directors. The Bank is required to adopt the provisions as of January 1, 2004.

In June 2002, the FASB issued Statement of Financial Accounting Standard No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS No. 146”). This statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred, not when it is “planned”. The Bank is required to adopt the provisions of SFAS No. 146 for exit or disposal activities that are initiated after December 31, 2002 and does not expect the adoption to have a material impact on the Bank’s results of operations or financial position.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price-level changes and expressed in millions of constant

Chilean pesos as of December 31, 2002)

28. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(at) Recent accounting pronouncements (continued)

In October 2002, the FASB issued Statement of Financial Accounting Standard No. 147, “Acquisition of Certain Financial Institutions”. The provisions of the Statement relate the accounting for acquisitions of certain financial institutions and the impairment or disposal of certain long-term customer relationship intangible assets. The effective date of this statement applies to acquisitions for which the date of acquisition is on or after October 1, 2002. This statement may have an impact on the Bank’s results of operations or financial position if a business combination would take place after that date.

In November 2002, the FASB issued FASB Interpretation No. 45: “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”. This interpretation clarifies the recognition requirements of a liability for guarantors and expands the disclosure requirements for guarantee arrangements. It requires a guarantor to recognize, at inception of a guarantee, a liability for the fair value of an obligation undertaken in issuing a guarantee. Current treatment for guarantees requires recognition of a liability only when performance under the guarantee is probable. The recognition provisions are effective for guarantees that are entered into after December 31, 2002. Expanded disclosure requirements are effective as of December 31, 2002. The adoption is not expected to have a material impact on the Bank’s consolidated financial statements.

In January 2003, the FASB issued FASB Interpretation No. 46, “Consolidation of Variable Interest Entities”. The objective of this FASB Interpretation is to determine when a business enterprise should include the assets, liabilities, non controlling interests and results of a Variable Interest Entity in its consolidated financial statement. The standard will be effective on June 30, 2003. While the Bank is currently in the process of assessing the impact of this interpretation, it is not expected the adoption to have a material impact on its consolidated financial statements.

29. Merger Expenses

The Bank recorded MCh$30,884 in its consolidated statement of income as of December 31, 2002 for merger expenses that have been directly charged to income for the period, as follows:

As of December 31, 2002
MCh$
Staff severance indemnities	14,484
Charge-offs and provisions related to fixed assets	4,348
Charge-offs software development	3,870
Charge offs of other assets	2,134
Maintenance and remodeling of offices	1,263
Other personnel expenses	1,075
Consulting services	1,030
Marketing	584
Indemnity for termination of rental contracts	582
Other	1,514

Total	30,884

During the year 2001, the merger expenses charged to income amounted to MCh$14,589.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price-level changes and expressed in millions of constant

Chilean pesos as of December 31, 2002)

30. Relevant Events

(a)	Effective January 1, 2002, Banco de A. Edwards merged with and into Banco de Chile, with Banco de Chile as the surviving entity. As a consequence of the merger, Banco de Chile acquired the assets and assumed the liabilities of Banco de A. Edwards, succeeding said bank in all of its rights and obligations, and incorporating the equity of Banco de A. Edwards into Banco de Chile.

(b)	Effective January 1, 2002, the merger by incorporation of the subsidiaries of Banco de A. Edwards, Banedwards S.A. Corredores de Bolsa, Banedwards S.A. Factoring, Banedwards S.A. Asesoría Financiera and Banedwards Corredora de Seguros Limitada with and into the subsidiaries of Banco de Chile, Banchile Corredores de Bolsa S.A, Banchile Factoring S.A., Banchile Asesoría Financiera S.A. and Banchile Corredores de Seguros Limitada was approved. The Banco de Chile’s subsidiaries became the legal surviving entities. These mergers were agreed upon in the respective Extraordinary Shareholders’ Meetings of these companies.

On the same date, the Superintendency of Securities and Insurance, in accordance with Exempt Resolution No. 401 dated December 17, 2001, authorized the transfer of the administration of all mutual funds administrated by Banedwards S.A. Administradora de Fondos Mutuos to Banchile Administradora General de Fondos S.A. (formerly Administradora Banchile de Fondos Mutuos S.A.).

(c)	The Board of Directors Meeting held on February 28, 2002, decided to dissolve the subsidiary Banedwards S.A. Administradora de Fondos Mutuos, by placing all the shares of that company in Banco de Chile. For such purposes, on March 22, the Bank purchased from the subsidiary Banchile Asesoría Financiera S.A., 131 shares of Banedwards S.A. Administradora de Fondos Mutuos.

(d)	In the Ordinary Shareholders Meeting of the Bank, held on March 21, 2002, it was agreed to re-elect the Bank’s Board of Directors.

After the corresponding voting at the above mentioned meeting, the following persons were appointed as Directors for a three year term:

Directors:

Jorge Awad Mehech

Jacob Ergas Ergas

Andrónico Luksic Craig

Guillermo Luksic Craig

Rodrigo Manubens Moltedo

Gonzalo Menéndez Duque

Máximo Pacheco Matte

Francisco Pérez Mackenna

Segismundo Schulin-Zeuthen Serrano

Máximo Silva Bafalluy

Manuel Sobral Fraile

Alternate Directors:	Jorge Díaz Vial Edmundo Eluchans Urenda

(e)	At the extraordinary Board of Directors meeting held after the aforementioned Ordinary Shareholders meeting, it was agreed to make the following appointments:

Board of Directors President:	Segismundo Schulin-Zeuthen Serrano
Board of Directors Vice-President:	Andrónico Luksic Craig

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price-level changes and expressed in millions of constant

Chilean pesos as of December 31, 2002)

30. Relevant Events (Continued)

(f)	Effective June 12, 2002, Banco de Chile (99%) and Banchile Asesoría Financiera S.A. (1%), a wholly owned subsidiary, acquired 100% of the shares of Promarket S.A., a privately held Corporation (“Sociedad Anonima Cerrada”), from the Companies Sociedad Inmobiliaria del Norte Limitada and Inmobiliaria el Rosal S.A.. This investment was approved by the Board of Directors, with a favorable opinion from the Committee of Directors, based on a valuation made by an independent consulting company.

(g)	On June 27, 2002, Banco de Chile, together with its subsidiary Banchile Asesoría Financiera S.A., acquired from Inversiones el Norte y el Rosal S.A. 10,000 shares of equal value of Baned Servicios Especializados S.A., today Socofin S.A.. As a consequence of the above, the participation of the Bank and Banchile Asesoría Financiera S.A. in Baned Servicios Especializados S.A. (Socofin S.A.) is 99.00% and 1.00% respectively. This investment was approved by the Board of Directors, with a favorable opinion from the Committee of Directors, based on a valuation made by independent consultants.

(h)	Purchase Promise Agreement:

Banco de Chile, “the promising buyer”, and Inversiones Vita S.A., Inersa S.A. and Sociedad Inmobiliaria del Norte Limitada, “the promising sellers”, amended the Share Purchase Promise Contract of Banchile Seguros de Vida S.A., executed between said companies and Banco de A. Edwards on November 9, 2000, agreeing to: (1) to extend the term for the execution of the Purchase Promise Agreement, until December 31, 2011, and (2) new terms for the determination of the purchase price.

Master Agreement and Other Agreements:

Likewise Banco de Chile, Banchile Corredores de Seguros Limitada and Banchile Seguros de Vida S.A., amended several provisions of the Master Agreement, the Distribution Agreement and the Collection Agreement respectively executed by Banco de A. Edwards, Banedwards Corredora de Seguros Limitada and Banedwards Compañía de Seguros de Vida S.A., dated November 9, 2000. By these amendments, the parties agreed to extend the term of such agreements until December 31, 2011.

The previously mentioned Amendments to the Purchase Promise Contract, Master Agreement and other agreements in reference, and due to represent transactions with related parties were approved by the Bank’s Board of Directors under the terms provided in Article 44 of Law No. 18,046 on Chilean Corporations Law, at Meeting No. 2,533 held on May 23, 2002, and No. 2,537, held on July 25, 2002, respectively, prior approval of the Bank’s Committee of Directors.

(i)	Through resolution N° 381 dated August 30, 2002, the Superintendency of Securities and Insurance approved the merger of Banchile Administradora de Fondos Mutuos S.A. with and into Banchile Administradora de Fondos de Inversión S.A., both subsidiaries of Banco de Chile, it also approved the amended name of Banchile Administradora General de Fondos S.A.

Likewise, the new Company’s capital increase from Ch$598,352,907 divided into 455,276 ordinary shares without par value, to Ch$2,554,614,813, divided into 11,181,138 ordinary shares without par value was approved, 99.98% are owned by Banco de Chile.

(j)	On October 8, 2002, Banco de Chile listed its shares on the Madrid Stock Exchange to be traded on the “Latinamerican Securities Market, LATIBEX”. The shares will be traded in Euros under the code XBCH in blocks of 600 shares per unit.

(k)	On December 20, 2002, Banco de Chile listed its ADRs with the United Kingdom Listing Authority (UKLA), to be traded on the London Stock Exchange. Each ADR represents 600 Banco de Chile’s shares.

SIGNATURE

The registrant, Banco de Chile, hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

BANCO DE CHILE

By	/S/ PABLO GRANIFO
Name: Pablo Granifo Title: Chief Executive Officer

Date: June 25, 2003

CERTIFICATION

I, Pablo Granifo, certify that:

1.	I have reviewed this annual report on Form 20-F of Banco de Chile;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a.	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c.	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a.	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b.	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 25, 2003

/S/ PABLO GRANIFO
Name: Pablo Granifo Title: Chief Executive Officer

CERTIFICATION

I, Arturo Tagle, certify that:

1.	I have reviewed this annual report on Form 20-F of Banco de Chile;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a.	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c.	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a.	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b.	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 25, 2003

/S/ ARTURO TAGLE
Name: Arturo Tagle Title: Manager—Planning and Research Division

INDEX TO EXHIBITS

Exhibit No.	Exhibit

1.1	Estatutos of Banco de Chile, which serve as our articles of incorporation and bylaws, together with an English translation (filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2001 and incorporated herein by reference).

2.1	Form of Deposit agreement among Banco de Chile, JPMorgan Chase Bank as depositary, and the holders from time to time of ADSs (incorporated by reference to our registration statement on Form F-4 (File No. 333-14020) filed on October 18, 2001).

2.2	Form of Foreign Investment Contract among Banco de A. Edwards, Citibank, N.A. and the Central Bank of Chile relating to the foreign exchange treatment of an investment in ADSs, together with an English translation thereof (incorporated by reference to Banco de A. Edwards’ registration statement on Form F-1 (Registration No. 33-97594) filed on September 29, 1995).

2.3	Amendment to Foreign Investment Contract among Banco de Chile (as successor to Banco de A. Edwards), Morgan Guaranty Trust Company of New York and the Central Bank of Chile, dated January 2, 2002, together with an English translation thereof (filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2001 and incorporated herein by reference).

4.1	Merger Agreement between Banco de Chile and Banco de A. Edwards, dated October 3, 2001 (incorporated by reference to our registration statement on Form F-4 (File No. 333-14020) filed on October 18, 2001).

8.1	List of subsidiaries.

12.1	Certification under Section 906 of the Sarbanes-Oxley Act of 2002.