Form 20-F
period 2003-12-31
BANK OF CHILE
filed 2004-06-25
CIK 1161125

As filed with the Securities and Exchange Commission on June 25, 2004

SECURITIES AND EXCHANGE COMMISSION
Washington , D.C. 20549

FORM 20-F

Annual Report Pursuant to Section 13 or
15(d) of the Securities Exchange Act of 1934

For the Fiscal Year Ended December 31, 2003

Commission File Number 001-15266

BANCO DE CHILE
(Exact name of Registrant as specified in its charter)

BANK OF CHILE
(Translation of Registrant's name into English)

Republic of Chile
(Jurisdiction of incorporation or organization)

Banco de Chile
Ahumada 251
Santiago, Chile
(562) 637-1111
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing 600 shares of common stock, without nominal (par) value (“ADSs”) Shares of common stock, without nominal (par) value	New York Stock Exchange New York Stock Exchange (for listing purposes only)

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
Indicate the number of outstanding shares of each of the Issuer's classes of capital or common stock as of the close of the period covered by the annual report:

Shares of common stock: 68,079,783,605

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes          No
Indicate by check mark which financial statement item the registrant has elected to follow.
Item 17        Item 18

Page

PART I

PART II

PART III

i

THE MERGER

    On January 1, 2002, Banco de Chile merged with Banco de A. Edwards in a transaction in which Banco de Chile was the surviving corporate entity. As used in this annual report, unless the context otherwise requires, references to “Banco de Chile”relating to any date or period prior to January 1, 2002 (the effective date of the merger) are to Banco de Chile as it existed prior to the consummation of the merger, and such references relating to any date or period after January 1, 2002 are to Banco de Chile after the consummation of the merger.

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

    Pursuant to Chilean GAAP, unless otherwise indicated, financial data for all full-year periods through December 31, 2003 included in our audited consolidated financial statements and in the other financial information contained elsewhere in this annual report have been restated in constant Chilean pesos of December 31, 2003.

    In this annual report, references to “$,” “U.S.$,” “U.S. dollars” and “dollars” are to United States dollars, references to “pesos” or “Ch$” are to Chilean pesos, and references to “UF” are to “Unidades de Fomento.” The Unidad de Fomento, or UF, is a unit of account which is linked to, and which is adjusted daily to reflect changes in, the Consumer Price Index. As of December 31, 2003, one UF equaled U.S.$28.23 and Ch$16,920. See note 1(c) to our audited consolidated financial statements. Percentages and certain dollar and peso amounts contained in this annual report have been rounded for ease of presentation.

    This annual report contains translations of certain Chilean peso amounts into U.S. dollars at specified rates solely for your convenience. These translations should not be construed as representations that the Chilean peso amounts actually represent such U.S. dollar amounts, were converted from U.S. dollars at the rate indicated in preparing our audited consolidated financial statements or could be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, such U.S. dollar amounts have been translated from Chilean pesos based on the Observed Exchange Rate, as described in “Item 3. Key Information—Selected Financial Data—Exchange Rates,” reported by the Banco Central de Chile, or the Central Bank, for December 30, 2003 (the latest practicable date, as December 31, 2003 was a banking holiday in Chile). The Observed Exchange Rate on June 23, 2004 was Ch$643.42=U.S.$1.00. The rate reported by the Central Bank is based on the rate for the prior business day in Chile and is the exchange rate specified by the Chilean Superintendency of Banks for use by Chilean banks in the preparation of their financial statements. The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos.

    Unless otherwise specified, all references in this annual report to loans are to loans and financial leases before deduction of allowances for loan losses, and all market share data presented in this annual report are based on information published periodically by the Chilean Superintendency of Banks. Non-performing loans include loans as to which either principal or interest is overdue and loans that do not accrue interest. Restructured loans as to which no payments are overdue are not ordinarily classified as non-performing loans. Past due loans include, with respect to any loan, the portion of principal or interest that is 90 or more days overdue; the entire outstanding balance of any loan is included in past due loans only after legal collection proceedings have been commenced. This practice differs from that normally followed in the United States, where the amount classified as past due would include the total principal and interest on all loans which have any portion overdue. See “Item 4. Information on the Company—Selected Statistical Information—Classification of Loan Portfolio Based on the Borrower’s Payment Performance.”

    Unless otherwise specified, all references to “shareholders’ equity” as of December 31 of any year are to shareholders’equity after deducting our respective retained net income for such year, but all references to “average shareholders’ equity” for any year are to average shareholders’ equity including our respective retained net income.

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

PART I

Item 1. Identity of Directors, Senior Management and Advisers

    Not Applicable.

Item 2. Offer Statistics and Expected Timetable

    Not Applicable.

Item 3. Key Information

SELECTED FINANCIAL DATA

    The following table presents historical financial information about us as of the dates and for each of the periods indicated. The following table should be read in conjunction with, and is qualified in its entirety by reference to, our audited consolidated financial statements appearing elsewhere in this annual report. Our audited consolidated financial statements are prepared in accordance with Chilean GAAP and the rules of the Chilean Superintendence of Banks, which together differ in certain significant respects from U.S. GAAP. Note 28 to our audited consolidated financial statements provides a description of the material differences between Chilean GAAP and U.S. GAAP and a reconciliation to U.S. GAAP of net income for the years ended December 31, 2001, 2002 and 2003 and shareholders’ equity at December 31, 2002 and 2003.

    Under Chilean GAAP, the merger between Banco de Chile and Banco de A. Edwards is accounted for as a “pooling of interest” on a prospective basis. As such, the historical financial statements for periods prior to the merger are not restated under Chilean GAAP. Under U.S. GAAP, the merger between the two banks, which have been under common control of Quiñenco S.A., since March 27, 2001, is accounted for in a manner similar to a pooling of interests under U.S. GAAP. As a consequence of the merger, we are required to restate our previously issued U.S. GAAP historical financial information to retroactively present the financial results for the merged bank as if Banco de Chile and Banco de A. Edwards had been combined throughout the periods during which common control existed. Under U.S. GAAP, the reported financial information for periods presented prior to March 27, 2001 reflects book values of Banco de A. Edwards, which had been under Quiñenco S.A.’s control since September 2, 1999. See note 28 to our audited consolidated financial statements.

	At or for the year ended December 31,

	1999	2000	2001	2002	2003	2003

	(in millions of constant Ch$ as of December 31, 2003, except share data)					(in thousands of U.S.$)

CONSOLIDATED INCOME STATEMENT DATA

Chilean GAAP:
Interest revenue	Ch$ 527,891	Ch$ 589,694	Ch$ 536,330	Ch$ 696,603	Ch$ 428,704	U.S.$ 715,198
Interest expense	(317,954)	(369,640)	(312,813)	(325,338)	(204,234)	(340,719)

Net interest revenue	209,937	220,054	223,517	371,265	224,470	374,479
Provisions for loan losses	(53,046)	(41,074)	(47,736)	(101,650)	(60,069)	(100,212)
Total fees and income from
services, net	40,543	41,331	44,598	79,407	103,389	172,482
Total other operating income (loss), net	19,183	12,460	8,677	(30,850)	96,391	160,807
Total other income and expenses, net	5,091	10,817	10,166	(5,967)	8,746	14,590
Total operating expenses	(141,873)	(144,275)	(144,145)	(250,517)	(224,436)	(374,422)
Loss from price-level
restatement	(5,812)	(9,802)	(6,010)	(9,692)	(4,036)	(6,733)

Income before income taxes	74,023	89,511	89,067	51,996	144,455	240,991
Income taxes	(2,050)	(1,607)	1,406	1,165	(13,902)	(23,192)

Net income	71,973	87,904	90,473	53,161	130,553	217,799

Earnings per share(1)	1.60	1.96	2.01	0.78	1.92	––
Dividends per share(2)	1.21	2.02	1.95	2.02	0.78	––
Number of shares (in millions)	44,932.70	44,932.70	44,932.70	68,079.78	68,079.78	––

U.S. GAAP(3):
Interest revenue	285,931	324,905	711,262	718,640	452,246	754,473
Interest expense	(175,805)	(210,557)	(414,761)	(346,487)	(204,148)	(340,576)
Net interest revenue	110,126	114,348	296,501	372,153	248,098	413,897
Provisions for loan losses	(68,177)	(36,457)	(53,895)	(107,657)	(27,369)	(45,659)
Net income	(8,225)	(95)	50,260	17,123	130,398	217,541
Earnings per share(1)	(0.36)	(0.00)	0.87	0.25	1.92	––
Weighted average number of total shares(4)	23,147	23,147	57,587	68,080	68,080	––

	At or for the year ended December 31,

	1999	2000	2001	2002	2003	2003

	(in millions of constant Ch$ as of December 31, 2003, except share data)					(in thousands of U.S.$)

CONSOLIDATED BALANCE SHEET DATA

Chilean GAAP:
Cash and due from banks	449,841	515,640	549,225	683,187	856,834	1,429,438
Financial investments	1,181,795	1,442,069	1,716,197	1,614,890	1,916,324	3,196,964
Loans, net of allowances	3,667,699	3,887,540	3,876,574	6,004,927	6,075,955	10,136,390
Other assets	194,657	192,390	189,317	376,766	400,789	668,628

Total assets	5,493,992	6,037,639	6,331,313	8,679,770	9,249,902	15,431,420

Deposits	3,130,590	3,673,909	3,840,859	5,189,649	5,313,863	8,865,008
Other interest bearing liabilities	1,587,218	1,562,094	1,658,449	2,307,172	2,570,849	4,288,893
Other liabilities	364,772	391,411	417,686	558,537	669,514	1,116,937

Total liabilities	5,082,580	5,627,414	5,916,994	8,055,358	8,554,226	14,270,838
Shareholders’ equity	Ch$ 411,412	Ch$ 410,225	Ch$ 414,319	Ch$ 624,412	Ch$ 695,676	U.S.$ 1,160,582

U.S. GAAP(3):
Financial investments	258,964	220,418	1,691,483	1,448,460	1,631,019	2,720,995
Loans, net	2,035,351	2,225,145	5,771,574	5,666,719	5,737,421	9,571,621
Total assets	2,601,034	2,914,251	8,997,114	8,683,670	9,207,415	15,360,540
Total liabilities	2,361,546	2,498,659	7,819,816	7,390,907	7,866,761	13,123,955
Total shareholders’ equity	239,488	415,592	1,177,298	1,292,760	1,340,649	2,236,577

	At or for the year ended December 31,

	1999	2000	2001	2002	2003

CONSOLIDATED RATIOS

Chilean GAAP:
Profitability and Performance
Net interest margin(5)	4.15%	4.27%	3.87%	4.52%	2.75%
Return on average total assets(6)	1.16	1.57	1.44	0.59	1.45
Return on average shareholders’ equity(7)	19.49	23.68	23.21	8.69	20.01

Capital
Average shareholders’ equity as a percentage of total assets	5.93	6.62	6.21	6.75	7.22
Bank regulatory capital as a percentage of minimum regulatory
capital	235.44	203.86	197.67	218.35	202.71
Ratio of liabilities to regulatory capital(8)	14.97	17.46	18.27	14.10	15.14

Credit Quality
Category B-, C and D loans as a percentage of total loans	5.74	5.75	6.28	6.69	5.16
Past due loans as a percentage of total loans	1.11	1.36	1.23	2.35	1.69
Allowances for loan losses as a percentage of loans category B-,
C and D loans	52.27	52.52	54.60	52.43	55.54
Allowances for loan losses as a percentage of past due loans	270.08	222.46	278.71	149.06	170.03
Allowances for loan losses as a percentage of total loans	3.00	3.02	3.43	3.51	2.87
Past due amounts as a percentage of shareholders’ equity	12.38	16.89	15.26	23.44	15.17
Consolidated risk index	2.03	2.01	2.42	3.00	2.36

Operating Ratios
Operating expenses/operating revenue	52.61	52.68	52.08	59.67	52.90
Operating expenses/average total assets	2.28	2.57	2.30	2.76	2.48

U.S. GAAP:
Profitability and Performance
Net interest margin(9)	2.18	2.22	5.12	4.53	3.03
Return on average total assets(10)	(0.13)%	0.00%	0.80%	0.19%	1.44%

__________________________
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

(4)

Common shares outstanding are presented giving effect to the weighted average number of shares of the merged bank outstanding during the year. The aggregate number is calculated based on an exchange ratio of 3.135826 shares of Banco de Chile for each outstanding share of Banco de A. Edwards. Banco de A. Edwards had 7,381.41 million shares outstanding immediately prior to the merger. For the years ended December 31, 1999 and 2000, the weighted average number of shares represents Banco de A. Edwards outstanding shares presented in terms of Banco de Chile shares using the exchange ratio discussed above. For the year ended December 31, 2001, Banco de Chile's and Banco de A. Edwards' shares have been combined as of March 27, 2001.

(5)	Net interest revenue divided by average interest earning assets.
(6)	Net income (loss) divided by average total assets.
(7)	Net income (loss) divided by average shareholders’ equity.
(8)	Total liabilities divided by bank regulatory capital.
(9)	Net interest revenue under U.S. GAAP divided by average interest earning assets.
(10)	Net income under U.S. GAAP divided by average total assets.

Exchange Rates

    Chile has two currency markets, the Mercado Cambiario Formal, or the Formal Exchange Market, and the Mercado Cambiario Informal, or the Informal Exchange Market. Under the Central Bank Act, which is an organic constitutional law requiring a “special majority” vote of the Chilean Congress to be modified, the Central Bank determines which purchases and sales of foreign currencies must be carried out in the Formal Exchange Market. The Formal Exchange Market is comprised of the banks and other entities authorized to purchase and sell foreign currencies by the Central Bank. The conversion from pesos to U.S. dollars of all payments and distributions with respect to the ADSs must be carried out at the spot market rate in the Formal Exchange Market.

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

    Purchases and sales of foreign currencies that may be effected outside the Formal Exchange Market can be carried out in the Informal Exchange Market. The Informal Exchange Market reflects transactions carried out at informal exchange rates by entities not expressly authorized to operate in the Formal Exchange Market, such as certain foreign exchange houses and travel agencies. There are no limits on the extent to which the rate of exchange in the Informal Exchange Market can fluctuate above or below the Observed Exchange Rate. On December 30, 2003 (the latest practicable date, as December 31, 2003 was a banking holiday in Chile), the average exchange rate in the Informal Exchange Market was Ch$592.75 per U.S.$1.00, or 1.11% lower than the published Observed Exchange Rate of Ch$599.42 per U.S. $1.00.

    The following table sets forth the annual low, high, average and period-end Observed Exchange Rate for U.S. dollars for each year beginning in 1999, as reported by the Central Bank:

	Daily Observed Exchange Rate Ch$ per U.S.$(1)

Year	Low(2)	High(2)	Average(3)	Period End

1999	Ch$ 468.69	Ch$ 550.93	Ch$ 508.78	Ch$ 527.70
2000	501.04	580.37	539.49	572.68
2001	557.13	716.62	634.94	656.20
2002	641.75	756.56	688.94	712.38
2003	593.10	758.21	691.40	599.42
December	593.10	621.27	602.90	599.42
2004
January	559.21	596.78	573.64	596.78
February	571.35	598.60	584.31	594.32
March	588.04	623.21	603.91	623.21
April	596.61	624.84	608.19	624.84
May	622.25	644.42	635.76	632.32
June(4)	636.02	649.45	645.20	643.42
_______________
Source: Central Bank.
(1)	Nominal figures.
(2)	Exchange rates are the actual low and high, on a day-by-day basis for each period.
(3)	The average of monthly average rates during the year.
(4)	Period from June 1, 2004 through June 23, 2004.

    The Observed Exchange Rate on June 23, 2004 was Ch$643.42 = U.S.$1.00. The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos.

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

    From December 31, 1998 to December 31, 2003, our aggregate loan portfolio, net of interbank loans (on an unconsolidated basis) grew by 121.2% in nominal terms and 92.3% in real terms to Ch$6,065,621 million. During the same period, our consumer loan portfolio grew by 172.6% in nominal terms and 137.1% in real terms to Ch$478,093 million, each in accordance with the loan classification system of the Chilean Superintendency of Banks. On a combined basis (combining Banco de Chile and Banco de A. Edwards), from December 31, 1998 to December 31, 2003, the aggregate loan portfolio of both banks, net of interbank loans (on an unconsolidated basis) grew by 32.0% in nominal terms and 14.8% in real terms to Ch$6,065,621 million. During the same period, on a combined basis, the consumer loan portfolio of both banks grew by 62.0% in nominal terms and 40.9% in real terms to Ch$478,093 million, each calculated in accordance with the loan classification system of the Chilean Superintendency of Banks. (Because the method of aggregation of loans used by the Chilean Superintendency of Banks for its public information differs in minor respects from that used by us for internal accounting purposes, the foregoing figures may differ from the figures included in our audited consolidated financial statements.) Further expansion of our loan portfolio (particularly in the lower-middle to middle income consumer and small- and medium-sized corporate business areas) can be expected to expose us to a higher level of loan losses and require us to establish higher levels of allowances for loan losses. Our loan portfolio may not continue to grow at the same or similar rates in the future.

    According to the Chilean Superintendency of Banks, from December 31, 1998 to December 31, 2003, the aggregate amount of loans outstanding in the Chilean banking system (on an unconsolidated basis) grew by 39.6% in nominal terms and 21.4% in real terms to Ch$32,831,720 million. A decline in the rate of growth of the Chilean economy could adversely affect the rate of growth of our loan portfolio and our risk index and, accordingly, increase our required allowances for loan losses. See “Item 4. Information on the Company—Selected Statistical Information.”

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

    We reported a negative cash flow from operating activities for the years ended December 31, 2000, 2001 and 2003, which could have an adverse effect on our ability to operate in the future.

    During 2000, 2001 and 2003, we reported a negative cash flow from our operations. During those years, we invested a large amount of cash in Central Bank securities in order to meet our technical reserve requirements as a result of higher current account and other demand deposits levels, resulting in negative operating cash flow. From time to time, we may need to invest large amounts of cash in order to meet regulatory requirements. Given current low interest rates, our customers tend to maintain deposits in checking accounts and in other demand deposits, which are included in the technical reserve requirement, which may also result in a need to invest more cash in highly liquid products such as Central Bank securities. Either or both of these needs may affect our cash flow from operations. There can be no assurance that we will not report a negative cash flow from operating activities in the future.

    Increased competition and industry consolidation may adversely affect our operations.

    The Chilean market for financial services is highly competitive. We compete with other Chilean private sector domestic and foreign banks, with Banco del Estado de Chile, a public sector bank, and with large department stores that make consumer loans to a large portion of the Chilean population. In 2002, two new private sector banks affiliated with Chile’s largest department stores began their operations, mainly as consumer and medium-sized corporate niche banks. In 2003, a new niche bank oriented at servicing corporations began its operations, and two new authorizations were granted by the Chilean Superintendency of Bank for the creation of additional banks, oriented at servicing both individuals and corporations. The lower-middle to middle income portions of the Chilean population and the small- and medium-sized companies have become the target markets of several banks, and competition with respect to these customers is likely to increase. As a result, net interest margins in these subsegments are likely to decline. Although we believe that demand for financial products and services from lower-middle to middle income individuals and from small- and medium-sized companies will continue to grow during the remainder of the decade, there can be no assurance that net interest margins will be maintained at their current levels.

    We also face competition from non-bank competitors with respect to some of our credit products, such as credit cards and consumer loans. Non-bank competition from large department stores has become increasingly significant in the consumer lending sector. In addition, we face competition from competitors such as leasing, factoring and automobile finance companies, with respect to credit products, and mutual funds, pension funds and insurance companies, with respect to savings products and mortgage loans. Currently, banks continue to be the main suppliers of leasing, factoring and mutual funds, and the insurance sales business has experienced rapid growth. See “Item 4. Information on the Company—Business Overview—Competition.”

    The increase in competition within the Chilean banking industry in recent years had led to, among other things, consolidation in the industry. For example, on August 1, 2002, Banco Santiago and Banco Santander-Chile, the then-second and third largest banks in Chile, respectively, merged creating Chile’s largest bank. In 2003, Banco del Desarrollo merged with Banco Sudameris. We expect the trends of increased competition and consolidation to continue and result in the formation of new large financial groups. Consolidation, which can result in the creation of larger and stronger banks, may adversely affect our financial condition and results of operations by affecting the net interest margins we are able to generate and by increasing our costs of operations.

    Our exposure to small businesses and lower-middle income individuals could lead to higher levels of past due loans and subsequent charge-offs.

    Although we historically emphasized banking for large and medium-sized businesses, an increasing number of our corporate customers (approximately 9.6% of the value of the total loan portfolio) currently consist of small companies (those with annual sales of less than Ch$300 million) and, to a lesser extent, individual customers (approximately 2.6% of the value of the total loan portfolio at December 31, 2003) in the lower income individuals subsegment (annual income between Ch$1.8 million and Ch$5.4 million). Our strategy includes increasing lending and providing other services to attract additional lower-middle income individuals and small companies as customers. Small companies and lower-middle to middle income individuals are likely to be more severely affected by adverse developments in the Chilean economy than large corporations and high income individuals. Consequently, in the future we may experience higher levels of past due loans, which could result in higher allowances for loan losses. There can be no assurance that the levels of past due loans and subsequent charge-offs will not be materially higher in the future. See “Item 4. Information on the Company—Business Overview—Principal Business Activities.”

    An affiliate of ours may be obligated to sell shares of our stock in the public market if we do not pay sufficient dividends.

    As of December 31, 2003, Sociedad Administradora de la Obligacion Subordinada SAOS S.A., or SAOS, our affiliate, holds 42% of our shares as a consequence of our 1996 reorganization. The reorganization was partially due to our 1989 repurchase from the Central Bank of certain non-performing loans that we had previously sold to the Central Bank and later exchanged for a subordinated obligation without a fixed term, known as “deuda subordinada,” or subordinated debt. Under the terms of a repayment obligation in favor of the Central Bank that SAOS assumed to replace the Central Bank subordinated debt, SAOS may be required to sell some of our shares to the public. See “Item 4. Information on the Company—History and Development of the Bank—History—The 1982-1983 Economic Crisis and the Central Bank Subordinated Debt.”

    In exchange for assuming the Central Bank indebtedness, SAOS received from SM-Chile S.A., a holding company that controls us and SAOS, 63.6% of our shares as collateral for this indebtedness. As a result of our merger with Banco de A. Edwards, the percentage of our shares held by SAOS decreased to 42.0%. Dividends received from us are the sole source of SAOS’s revenue, which it must apply to repay this indebtedness. However, under SAOS’s agreement with the Central Bank, we have no obligation to distribute dividends to our shareholders. To the extent distributed dividends are not sufficient to pay the amount due on this indebtedness, SAOS is permitted to maintain a cumulative deficit balance with the Central Bank that SAOS commits to pay with future dividends. If the cumulative deficit balance exceeds an amount equal to 20% of our capital and reserves, the Central Bank may require SAOS to sell a sufficient number of shares of our stock owned by SAOS to pay the entire accumulated deficit amount. As of April 30, 2004, SAOS maintained a deficit balance with the Central Bank of Ch$37,080 million, equivalent to 7.2% of our capital and reserves. As of the same date, Ch$102,438 million would have represented 20% of our capital and reserves. If from time to time in the future our shareholders decide to retain and capitalize all or part of our annual net income in order to finance our future growth, and to distribute stock dividends among our shareholders, the Central Bank may require us to pay the portion of the net income corresponding to shares owned by SAOS in cash to SAOS. If we distribute stock dividends and the Central Bank does not require us to pay that portion in cash, the shares received by SAOS must be sold by SAOS within the following 12 months. The shareholders of SM-Chile will have a right of first refusal with respect to that sale.

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

    Our results of operations depend to a great extent on our net interest revenue. In 2003, net interest revenue represented 52.9% of our operating revenue. Changes in market interest rates could affect the interest rates earned on our interest-earning assets differently from the interest rates paid on our interest-bearing liabilities, leading to a reduction in our net interest revenue. Interest rates are highly sensitive to many factors beyond our control, including the reserve policies of the Central Bank, deregulation of the financial sector in Chile, domestic and international economic and political conditions and other factors. Any volatility in interest rates could have a material adverse effect on our financial condition or results of operations. The average annual short-term interest rate (based on the rate paid by Chilean financial institutions) for 90 to 360 day deposits was 3.74% in 2001, 1.94% in 2002, and 1.76% in 2003. The average long-term interest rate based on the Chilean Central Bank’s eight-year duration bonds was 5.52% in 2001, 4.54% in 2002, and 3.96% in 2003. See “Item 5. Operating and Financial Review and Prospects—Overview—Inflation” and “Item 5. Operating and Financial Review and Prospects —Overview—Interest Rates.”

Risks Relating to our ADSs

    Our principal shareholders may have interests that differ from those of our other shareholders and their significant shareownership may have an adverse effect on the future market price of our ADSs and shares.

    As of December 31, 2003, L.Q. Inversiones Financieras S.A., a holding company beneficially owned by Quiñenco S.A., beneficially owned approximately 52.45% of our outstanding voting rights. These principal shareholders are in a position to elect a majority of the members of our board of directors, direct our management and control substantially all matters that are to be decided by a vote of the shareholders, including fundamental corporate transactions.

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

    We merged with Banco de A. Edwards, a Chilean Bank, effective as of January 1, 2002. Prior to the merger, there was no public market for our shares outside Chile or for our ADSs. While our ADSs have been listed on the New York Stock Exchange, or NYSE, since the first quarter of 2002, there can be no assurance that an active trading market for our ADSs will be sustained. During 2003, a daily average of 10,770 American Depositary Receipts, or ADRs, were traded on the NYSE. Although our shares are traded on the Santiago Stock Exchange, the Valparaiso Stock Exchange and the Chilean Electronic Stock Exchange, the market for our shares in Chile is small and illiquid. At December 31, 2003, approximately 11.91% of our outstanding shares are held by shareholders other than our principal shareholders, including SM-Chile and SAOS.

    If an ADS holder withdraws the underlying shares from the ADR facility, the small size of the market and its low liquidity in general, and our concentrated ownership in particular, may impair the ability of the ADS holder to sell the shares in the Chilean market in the amount and at the price and time such holder desires, and could increase the volatility of the price of our ADSs.

    You may be unable to exercise preemptive rights.

    The Ley Sobre Sociedades Anonimas No. 18,046 and the Reglamento de Sociedades Anonimas, or the Chilean Corporations Law and its regulations require that whenever we issue new common stock for cash, we grant preemptive rights to all of our shareholders (including holders of ADSs) to purchase a sufficient number of shares to maintain their existing ownership percentage. Such an offering would not be possible unless a registration statement under the Securities Act of 1933, as amended, or the Securities Act, were effective with respect to such rights and common stock or an exemption from the registration requirements thereunder were available.

    We may elect not to make a registration statement available with respect to the preemptive rights and the common stock, in which case you may not be able to exercise your preemptive rights. If a registration statement is not filed, the depositary will sell such holders’ preemptive rights and distribute the proceeds thereof if a premium can be recognized over the cost of any such sale.

    Developments in other emerging markets may adversely affect the market price of the ADSs and shares.

    The market price of the ADSs may be adversely affected by declines in the international financial markets and adverse world economic conditions. The market for Chilean securities is, to varying degrees, influenced by economic and market conditions in other emerging market countries, especially those in Latin America. Although economic conditions are different in each country, investors’ reactions to developments in one country can affect the securities markets and the securities of issuers in other countries, including Chile. Since the fourth quarter of 1997, the international financial markets have experienced volatility. Developments in other countries may adversely affect the market price of the ADSs. If the current economic situation in Argentina continues to deteriorate, or if similar developments occur in other international financial markets in the future, the market price of the ADSs could be adversely affected.

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

    Owners of ADSs are entitled to receive dividends on the underlying shares to the same extent as the holders of shares. Dividends received by holders of ADSs will be paid net of foreign currency exchange fees and expenses of the depositary and will be subject to Chilean withholding tax of up to 35% of the dividend, which we will withhold and pay to the Chilean tax authorities. Any dividend distributions made in property (other than common stock) will be subject to the same Chilean tax rules as cash dividends. See "Item 10. Additional Information--Taxation--Chilean Tax Considerations."

Risks Relating to Chile

    Currency fluctuations could adversely affect the value of our ADSs and any distributions on the ADSs.

    The Chilean government’s economic policies and any future changes in the value of the Chilean peso against the U.S. dollar could affect the dollar value of our common stock and our ADSs. The peso has been subject to large devaluations in the past and could be subject to significant fluctuations in the future. In the period from December 31, 1998 to December 31, 2003, the value of the U.S. dollar relative to the Chilean peso increased approximately 10.0%, as compared to an 8.2% decrease in value in the period from December 31, 1994 to December 31, 1998.

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

    Although Chilean inflation has moderated in recent years, Chile has experienced high levels of inflation in the past. High levels of inflation in Chile could adversely affect the Chilean economy and, indirectly, the value of our ADSs. The annual rate of inflation (as measured by changes in the Consumer Price Index and as reported by the Instituto Nacional de Estadisticas, or the Chilean National Institute of Statistics) during the last five years ended December 31, 2003 and the first five months of 2004 was:

Year	Inflation (Consumer Price Index)

1999	2.3%
2000	4.5
2001	2.6
2002	2.8
2003	1.1
2004 (through May 31)	1.1%

________________
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

    A substantial amount of our loans are to borrowers doing business in Chile. Accordingly, the recoverability of these loans in particular, and our results of operations and financial condition in general, are dependent to a significant extent on the level of economic activity in Chile. The Chilean economy has been influenced, to varying degrees, by economic conditions in other emerging market countries. There can be no assurance that the Chilean economy will continue to grow in the future or that future developments in or affecting the Chilean economy, will not materially and adversely affect our business, financial condition or results of operations. Furthermore, although our operations (with the exception of our branch in New York, our agency in Miami and our three representative offices located in Buenos Aires, Sao Paulo and Mexico City) are currently limited to Chile, we may in the future pursue a strategy of expansion into other Latin American countries. The potential success of such strategy will depend in part on political, social and economic developments in such countries.

    According to data published by the Central Bank, the Chilean economy grew at a rate of 3.4% in 2001, 2.2% in 2002 and 3.3% in 2003. The reduction in growth prevailing in recent years, as compared to the 1990s, has adversely affected the overall asset quality of the Chilean banking system. According to information published by the Chilean Superintendency of Banks, the unconsolidated risk index of the Chilean financial system as a whole increased from 1.50% in October 1998 to 1.82% in October 2003 (the latest figures available for the financial system). Our results of operations and financial condition could also be affected by changes in economic or other policies of the Chilean government, which has exercised and continues to exercise a substantial influence over many aspects of the private sector, or other political or economic developments in Chile.

    Argentina’s insolvency and default on its public debt which deepened the existing financial economic and political crisis in that country, has adversely affected Chile. If Argentina’s economic environment does not improve, the economy in Chile, as both a neighboring country and a trading partner, could also be adversely affected and could experience slower growth than in recent years.

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

  statements of our plans, objectives or goals, including those related to anticipated trends, competition and regulation;

  statements about our future economic performance or that of Chile or other countries in which we operate; and

  statements of assumptions underlying such statements.

    Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “potential,” “predict,” “forecast,” “guideline,” “could,” “may,” “will,” “should” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. These statements may relate to (1) our asset growth and financing plans, (2) trends affecting our financial condition or results of operations and (3) the impact of competition and regulations, but are not limited to such topics. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those described in such forward-looking statements included in this annual report as a result of various factors (including, without limitation, the actions of competitors, future global economic conditions, market conditions, foreign exchange rates and operating and financial risks), many of which are beyond our control. The occurrence of any such factors not currently expected by us would significantly alter the results set forth in these statements.

    Factors that could cause actual results to differ materially and adversely include, but are not limited to:

  changes in general economic, business, political or other conditions in Chile or changes in general economic or business conditions in Latin America;

  changes in capital markets in general that may affect policies or attitudes towards lending to Chile or Chilean companies;

  increased costs;

  unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms; and

  the factors discussed under "Item 3. Key Information—Risk Factors."

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

    Our legal name is Banco de Chile S.A., and we are organized as a banking corporation under the laws of the Republic of Chile and are licensed by the Chilean Superintendency of Banks to operate as a commercial bank. Our principal executive offices are located at Ahumada 251, Santiago, Chile. Our telephone number is +56 (2) 637-1111 and our website is www.bancochile.cl. Our registered agent in the United States is Banco de Chile, New York Branch. Its office is located at 535 Madison Avenue, 9th Floor, New York, New York 10022; its telephone number is +1 (212) 758-0909.

    We are a full-service financial institution providing, directly and indirectly through our subsidiaries and affiliates, a wide variety of credit and non-credit products and services to all segments of the Chilean financial market. Our operations are organized in six principal business areas:

  large corporations;

  middle market companies;

  international banking;

  retail banking;

  treasury and money market operations; and

  operations through subsidiaries.

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

    As of December 31, 2003, we had:

  total assets of Ch$9,249,902 million (U.S.$15,431 million);

  loans outstanding of Ch$6,255,346 million (U.S.$10,436 million);

  deposits of Ch$5,313,863 million (U.S.$8,865 million); and

  shareholders' equity including net income of Ch$695,676 million (U.S.$1,161 million).

    According to information published by the Chilean Superintendency of Banks, as of December 31, 2003, we were the second largest private bank in Chile in terms of total loans (excluding interbank loans) with a market share of 18.5%.

    We are headquartered in Santiago, Chile and, as of December 31, 2003, had 9,133 employees and delivered financial products and services through a nationwide network of 224 branches, 2,970 automated teller machines, or ATMs, (823 of which are owned by us) located throughout Chile, and other electronic distribution channels.

History

    We were established in 1893 as a result of the merger of Banco Nacional de Chile, Banco Agricola and Banco de Valparaiso, which created the largest privately held bank in Chile. To the best of our knowledge, we retained this status until the mid-1990s and remained the largest private bank in Chile until mid-2002.

    Beginning in the early 1970s, the Chilean government assumed control of a majority of Chilean banks, then in operation, and all but one of the foreign banks operating at the time closed their branches and offices in Chile. Throughout this era, we remained privately owned, with the Chilean government owning participating shares which it sold to private investors in 1975.

    We developed a well-recognized name in Chile and expanded our operations in foreign markets where we developed an extensive network of correspondent banks. In 1906, we established a representative office in London, which we maintained until 1985, when our foreign operations were centralized at the New York branch.

    In 1987, the General Banking Law was amended to permit banks to offer, through subsidiaries, certain services which Chilean regulators considered complementary to commercial banking services. As a consequence, in 1987 and 1988, we established four subsidiaries to provide the full range of financial products and services permitted by the amended General Banking Law. The General Banking Law was further amended in 1997 to permit banks, through their subsidiaries, to offer factoring, securitization and insurance brokerage services. As a result, in 1999 we established our insurance brokerage and factoring subsidiaries.

    Merger with Banco de A. Edwards

    At a special board meeting held on August 7, 2001, our board of directors unanimously approved a preliminary merger agreement with Banco de A. Edwards, resolved to seek the necessary regulatory approvals and resolved to summon a general extraordinary shareholders’ meeting to approve the merger once the regulatory approvals had been obtained. At an extraordinary shareholders’ meeting held on December 6, 2001, our shareholders approved the merger with Banco de A. Edwards, which became effective on January 1, 2002. In January 2002, we were listed in the NYSE under the symbol BCH. During 2002, our shares were also listed on the Latin American Stock Exchange of the Madrid Stock Exchange, or Latibex, and on the London Stock Exchange, or the LSE.

    In 2002, we focused our attention on our integration with Banco de A. Edwards in an effort to expand our customer base and improve our competitive position across a broad spectrum of market segments and products. Consequently, 2002 was a year of significant strategic decision-making, and of multiple adjustments to our operating structure. During the course of 2002, we decided to maintain a multiple brand strategy, and we currently use the “Banco de Chile” brand name with our corporate and middle-income individual clients, the “Banco Edwards” brand name with our high-income individual clients, the “Banco Credichile” brand name with our lower-income individual clients and the “Leasing Andino” brand name for all our leasing transactions. We concluded the merger process at the end of 2002 with the consolidation of the new corporate structure and the integration of our technological platforms. We believe that we achieved operational and technological continuity, thereby assuring our continued level of quality in customer service. During the process, we merged and integrated more than 50 branches, with successful results in terms of customer retention. In 2001 and 2002, we incurred merger related costs of approximately Ch$14,735 million and Ch$31,193 million, respectively. In 2003, no further costs related to the merger were incurred.

    In 2003, we began to more fully benefit from the opportunities and strengths that were made available by the merger. We also established and developed the groundwork for Neos, our technological investment platform project, which we believe will improve our service standards and increase efficiency.

    The 1982-1983 Economic Crisis and the Central Bank Subordinated Debt

    During the 1982-1983 economic crisis, the Chilean banking system experienced significant instability. The financial crisis required that the Central Bank and the Chilean government provide assistance to most Chilean private sector banks, including us.

    During this period, we experienced significant financial difficulties, as a result of which the Chilean government assumed administrative control over us. In 1985 and 1986, we increased our capital and sold shares representing 88% of our capital to more than 30,000 new shareholders. As a result, no single shareholder held a controlling stake in our company. In 1987, the Chilean Superintendency of Banks returned to our shareholders the control and administration of the bank.

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

    The original repayment terms of our Central Bank subordinated debt, which at December 31, 1989 equaled approximately Ch$1,049,198 million, or U.S.$1,750 million, required that a certain percentage of our income before provisions for the subordinated debt be applied to repay this obligation. The Central Bank subordinated debt did not have a fixed maturity, and payments were made only to the extent that we earned income before provisions for the subordinated debt. In 1993 we applied 72.9% of our income before provisions for the Central Bank subordinated debt to the repayment of this debt. In 1994 we applied 67.6% and in 1995 we applied 65.8% of our income before provisions for the Central Bank subordinated debt to the repayment of this debt.

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

    This Central Bank indebtedness, for which SAOS is solely responsible and for which there is no recourse to us or SM-Chile, was equal to the unpaid principal of the Central Bank subordinated debt that it replaced but had terms that differed in some respects, the most important of which included a rescheduling of the debt for a term of 40 years providing for equal annual installments and a pledge of our shares as collateral for such debt. The Central Bank indebtedness bears interest at a rate of 5.0% per year and is denominated in UF. See “Item 5. Operating and Financial Review and Prospects—Overview—Inflation—UF-denominated Assets and Liabilities” for a further explanation of UF.

    In exchange for assuming the Central Bank indebtedness, SAOS received from SM-Chile, a holding company that beneficially owns us and SAOS, 63.6% of our shares as collateral for this indebtedness. As a result of our merger with Banco de A. Edwards, the percentage of our shares held by SAOS decreased to 42.0%. Dividends received from us are the sole source of SAOS’s revenue, which it must apply to repay this indebtedness. However, under SAOS’s agreement with the Central Bank, we have no obligation to distribute dividends to our shareholders. To the extent distributed dividends are not sufficient to pay the amount due on this indebtedness, SAOS is permitted to maintain a cumulative deficit balance with the Central Bank that SAOS commits to pay with future dividends. If the cumulative deficit balance exceeds an amount equal to 20% of our capital and reserves, the Central Bank may require SAOS to sell a sufficient number of shares of our stock owned by SAOS to pay the entire accumulated deficit amount. As of April 30, 2004, SAOS maintained a deficit balance with the Central Bank of Ch$37,080 million, equivalent to 7.2% of our capital and reserves. As of the same date, Ch$102,438 million would have represented 20% of our capital and reserves. See “Item 3. Key Information—Risk Factors—Risks Relating to our Operations and the Banking Industry—An affiliate of ours may be obligated to sell shares of our stock in the public market if we do not pay sufficient dividends.”

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

Capital Expenditures

    The following table reflects our capital expenditures in each of the three years ended December 31, 2001, 2002 and 2003:

	For the Year Ended December 31,

	2001	2002	2003

	(in millions of constant Ch$ as of December 31, 2003)

Computer equipment	Ch$ 7,005	Ch$ 7,653	Ch$ 3,418
Furniture, machinery and installations	2,768	3,497	2,497
Real estate	375	646	593
Vehicles	66	321	297

Subtotal	10,214	12,117	6,805
Software	953	3,270	4,408

Total	Ch$ 11,167	Ch$ 15,387	Ch$ 11,213

    Our budget for capital expenditures in 2004 is Ch$25,834 million, substantially all of which will be used in Chile. Capital expenditures planned for 2004 consist mainly of expenditures for information technology, including the implementation of a technological innovation platform project designed to improve efficiency and service quality, which we refer to as “Neos.” Other capital expenditures include disbursements necessary to maintain and improve our existing branch office infrastructure and other maintenance required in the ordinary course of our business.

BUSINESS OVERVIEW

Business Strategy

    Our long-term strategy is to maintain our position as a leading bank in Chile, providing a broad range of financial products and services to large corporations, small and mid-sized companies and individuals nationwide. As part of this strategy, we operate under a multi-brand approach in order to target the different market segments, taking advantage of our well positioned brand names: “Banco de Chile,” “Banco de A. Edwards,” “Banchile,” “Banco Credichile” and “Leasing Andino.” Our strategy is focused on:

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

  To expand our high- and middle-income individual customer base, we intend to (1) market a broad range of products and services to high- and middle-income individuals, (2) cross-sell products and services such as mutual funds, lease financing, factoring, insurance and securities brokerage services and (3) develop new services targeted to the specific needs of these customers.

  To increase the relative importance of the business generated by lower to middle-income individuals, we intend to (1) develop new products and services at competitive prices, (2) strengthen our distribution channels, (3) overhaul the branches that service these clients and (4) reposition our retail banking image by using the “Banco Credichile”brand name.

    Expand Fee-Based Services

    In recent years, our margins from traditional lending activities have declined significantly and, as a result, we have increasingly shifted our focus to developing other sources of revenue such as fee-based products and services. Our consolidated income from fees and other services has continued to grow over the last three years and was Ch$103,389 million in 2003, an increase of 30.2% from Ch$79,407 million in 2002. We seek to continue to grow fee revenue by developing new services and by cross-selling these services to our base of existing customers. In our corporate business, we intend to actively market fee-based services such as electronic banking, receivables collection, payroll services, supplier payments, investment advisory services and cash management. In our retail banking business area, we seek to increase revenues from fee-based services such as telephone and electronic banking, ATMs, general checking services, credit cards, mutual funds, securities brokerage and insurance brokerage.

    Maintain Focus on Operating Efficiencies

    In 2003, our consolidated operating expenses represented approximately 52.9% of our operating revenue. As the Chilean banking sector continues to grow, we believe that a low-cost structure will become increasingly important to compete profitably.

    We have invested heavily in technology during recent years (approximately Ch$7,653 million in 2002 and Ch$3,418 million in 2003) and plan to continue to focus on technology in the future to achieve further improvements in customer service and operating efficiency. In 2003, we began the first stage of Neos, and in 2003, capital expenditures associated with Neos amounted to Ch$2,871 million. We estimate that our Neos related capital expenditures will amount to Ch$11,946 million in 2004.

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

Ownership Structure

    The following diagram shows ownership structure at December 31, 2003:

Share Repurchase Program

    On March 20, 2003, at an extraordinary shareholders’ meeting, our shareholders approved the establishment of a share repurchase program to be conducted on the various Chilean stock exchanges on which our shares are listed and/or through a tender offer conducted in accordance with the Chilean Corporations Law. Up to one percent of our issued shares may be bought directly in the Chilean stock exchanges in a twelve-month period, without requiring a tender offer. The program is expected to last for two years from June 5, 2003.

    Under the terms of the share repurchase program, the maximum percentage of shares to be repurchased cannot exceed the equivalent of three percent of our paid-in capital and the minimum price that we will pay for the shares must be the weighed average of the closing prices of the shares as quoted by the Santiago Stock Exchange for the 45 business days preceding the repurchase. The maximum price that we may pay for the shares is 15% in excess of that average.

    The Central Bank authorized the program on June 2, 2003, subject to the following conditions:

  we must request prior approval of the offering price from the Central Bank when we decide to sell any shares acquired under the program; and

  the shares may only be purchased through retained net income from prior years.

    The Chilean Superintendency of Banks authorized the program on July 2, 2003.

    On March 25, 2004, our board of directors resolved to commence a tender offer for 1,701,994,590 of our shares, representing 2.5% of our total capital, at a purchase price of Ch$31 per share. The tender offer expired on April 26, 2004. 5,000,844,940 shares were tendered in the tender offer. Given that the number of acceptance orders received exceeded the number of shares we were authorized to repurchase, pursuant to the terms of the offer, we repurchased shares on a pro-rata basis.

    The shares bought under the share repurchase program must be sold within 24 months of their respective acquisition. Otherwise, paid-in capital must be reduced by the amount of the repurchased shares that were not resold. Shareholders will have a preferential right to acquire the repurchased shares if we decide to sell them unless our board of directors approves the sale of up to 1.0% of our shares during a twelve-month period on any stock exchange on which our shares are listed. Repurchased shares, although registered in our name, do not have voting or dividend rights.

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

    The following table provides information on the composition of our loan portfolio and our consolidated net income before tax for the year ended December 31, 2003, allocated among our principal business areas:

	Loans		Consolidated net income before tax (1)

	(in millions of constant Ch$ as of December 31, 2003, except for percentages)

Large corporations	Ch$ 2,606,504	41.8%	Ch$ 50,583
Middle market companies	1,559,263	24.9	38,155
International banking	270,717	4.3	12,202
Retail banking	1,732,369	27.7	36,561
Treasury and money market operations	8,501	0.1	19,142
Operations through subsidiaries	77,992	1.2	21,266
Other (adjustments and eliminations)	-	-	(33,454)

Total	Ch$ 6,255,346	100.0%	Ch$ 144,455

____________________
(1)

Consolidated net income before tax consists of the sum of operating revenues and other income and expenses, net, and the deduction for operating expenses and provisions for loan losses. The net income before tax breakdown shown is used for internal reporting, planning and marketing purposes and is based on, among other things, our estimated funding cost and direct and indirect cost allocations. This breakdown may differ in some respects from breakdowns of our operating income for financial reporting and regulatory purposes. Separate information on the operations, assets and income of our eight financial services subsidiaries and affiliates is provided below under "--Operations through Subsidiaries."

    The following table provides our consolidated operating revenues, for the period indicated, allocated among our principal business areas:

	For the Year Ended December 31,

	2001	2002	2003

	(in millions of constant Ch$ as of December 31, 2003)

Large corporations	Ch$ 61,991	Ch$ 91,578	Ch$ 88,286
Middle market companies	86,222	111,021	106,078
International banking	18,567	2,615	16,377
Retail banking	86,801	147,112	145,572
Treasury and money market operations	17,251	25,389	22,768
Operations through subsidiaries	20,848	41,787	52,900
Other (adjustments and eliminations)	(14,888)	320	(7,731)

Total	Ch$ 276,792	Ch$ 419,822	Ch$ 424,250

    The following table provides a geographic market breakdown of our operating revenues for the years indicated.

	For the Year Ended December 31,

	2001	2002	2003

	(in millions of constant Ch$ as of December 31, 2003)

Chile	Ch$ 262,263	Ch$ 418,701	Ch$ 409,587
Banking operations	241,415	376,914	356,687
Operations through subsidiaries	20,848	41,787	52,900
Foreign branch operations	14,529	1,121	14,663
New York	11,220	(1,473)	11,834
Miami	3,309	2,594	2,829

Total	Ch$ 276,792	Ch$ 419,822	Ch$ 424,250

    Large Corporations

    In general, our large corporations business area services domestic companies with annual sales in excess of Ch$12,000 million, multinational corporations, financial institutions, governmental entities and companies affiliated with Chile’s largest conglomerates (regardless of size). This business area offers these companies a broad range of products and services tailored to their specific needs. These services include deposit-taking and lending in both pesos and foreign currency, trade and project financing and various non-credit services, such as collection, supplier payments and payroll management. In addition, our large corporations business area offers a broad range of banking products and services including working capital financing, lines of credit, commercial loans, leasing, corporate financial services, foreign trade financing, letters of credit in domestic and foreign currencies, mortgage loans, payment and asset management services, checking accounts and time deposits, and, through our subsidiaries, brokerage, mutual funds and investment fund management services. All of our branches (except the Credichile branches) provide services to our large corporations business area customers directly and indirectly.

    Our large corporate customers are engaged in a wide spectrum of industry sectors. As of December 31, 2003, this business area had primarily made loans to customers engaged in:

  financial services (approximately 30.1% of all loans made by this business area);

  construction (approximately 15.4% of loans made by this business area);

  manufacturing (approximately 13.8% of all loans made by this business area);

  trade (approximately 12.4% of all loans made by this business area); and

  agriculture (approximately 8.8% of all loans made by this business area).

See “—Selected Statistical Information.”

    At December 31, 2003, we had approximately 2,117 large corporate debtors. Loans to large corporations totaled approximately Ch$2,606,504 million at December 31, 2003, representing 41.8% of our total loans at that date. Our large corporations business area accounted for Ch$50,583 million of our consolidated net income before tax for the year ended December 31, 2003.

    The following table sets forth the composition of our portfolio of loans to large corporations as of December 31, 2003:

	As of December 31, 2003

	(in millions of constant Ch$ as of December 31, 2003, except for percentages)

Commercial loans	Ch$ 1,625,068	62.4%
Foreign trade loans	432,204	16.6
Contingent loans	247,802	9.5
Leasing contracts	124,956	4.8
Mortgage loans	70,920	2.7
Consumer loans	274	0.0
Other loans	105,280	4.0

Total	Ch$ 2,606,504	100.0%

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

    We are party to approximately 3,414 payment service contracts and approximately 839 collection service contracts with large corporate customers. Under these payment contracts, we provide large corporate customers with a system to manage their accounts and make payments to suppliers, pension funds and employees, thereby reducing administrative costs. We believe that cash management and payment service contracts provide a source of low-cost deposits and the opportunity to cross-market our products and fees to payees, many of whom maintain accounts with us. Under our collection contracts, we act as a collection agent for our large corporate customers, providing centralized collection services for their accounts receivables and other similar payments.

    Middle Market Companies

    We serve the financing needs of small and medium-size companies through our middle market companies business area. We generally define middle market companies as those with annual sales of between Ch$300 million and Ch$12,000 million and small or emerging companies as those with annual sales of between Ch$45 million and Ch$300 million. As of December 31, 2003, our middle market companies business area had approximately 66,765 checking account holders, of which approximately 74% are small or emerging companies. In terms of loans amounts, however, approximately 60.9% of the middle market companies business area’s total loan portfolio represents loans to medium-size companies.

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

    We have developed a set of services designed to facilitate and optimize the operational and financial management of small and medium size companies. These services include payment services (such as employee compensation, taxes and employee benefits), payments to suppliers and automated bill payments. We provide most of these services through remote service channels, such as the internet and, as of December 31, 2003, delivered such services to approximately 24,400 customers. We also provide account receipts and instrument collection services through electronic means. All of these products and services are available through our nationwide branch network.

    Through our subsidiaries, our middle market companies business area offers our customers a full range of financial advisory, stock brokerage, mutual fund management and general and life insurance brokerage services.

    The following table sets forth the composition of our portfolio of loans to middle market companies as of December 31, 2003:

	As of December 31, 2003

	(in millions of constant Ch$ as of December 31, 2003, except for percentages)

Commercial loans	Ch$ 749,408	48.2%
Mortgage loans	315,641	20.2
Leasing contracts	139,278	8.9
Foreign trade loans	119,210	7.6
Contingent loans	98,498	6.3
Consumer loans(1)	11,098	0.7
Other loans	126,130	8.1

Total	Ch$ 1,559,263	100.0%

_______________
(1)	Certain commercial loans to individuals are classified as consumer loans.

    Our middle market companies business area’s loan portfolio consists primarily of short- and long-term commercial loans and mortgage loans. At December 31, 2003, this business area had primarily made loans to customers engaged in:

  trade (23.9% of loans made by this business area);

  financial services (18.2% of loans made by this business area);

  agriculture (16.5% of loans made by this business area);

  manufacturing (15.6% of loans made by this business area);

  transport and storage (5.9% of loans made by this business area); and

  construction (5.9% of loans made by this business area).

See “—Selected Statistical Information.”

    At December 31, 2003, we had Ch$1,559,263 million of outstanding loans to small and medium-size companies, representing 24.9% of our total loan portfolio at that date. Small and medium-size banking clients accounted for approximately Ch$38,155 million of our consolidated net income before tax for the year ended December 31, 2003.

    Commercial Loans. Our middle market companies business area’s commercial loans, which mainly consist of project financing and working capital loans, are denominated in pesos, UF or U.S. dollars. Commercial loans may have fixed or variable rates of interest and generally mature between one and three months from the date of the loan. At December 31, 2003, our middle market companies business area had outstanding commercial loans of Ch$749,408 million, representing 48.2% of the middle market companies business area’s total loans and 12.0% of our total loans at that date.

    Mortgage Loans. Our middle market companies business area’s commercial mortgage loans are denominated in UF and generally have maturities of between five and 30 years. At December 31, 2003, this business area had granted mortgage loans outstanding of approximately Ch$315,641 million, representing 20.2% of the middle market companies business area’s total loans and 5.0% of our total loans at such date.

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

    As of December 31, 2003, we had Ch$658,280 million in foreign trade loans, representing 10.5% of our total loans as of that date, and Ch$106,810 million in letters of credit and other contingent obligations related to foreign trade operations, representing 1.7% of our total loans as of that date.

    Our international banking business area also manages our international network. This network is made up of a branch in New York and an agency in Miami, three representative offices (located in Mexico City, Sao Paulo and Buenos Aires) and approximately 700 correspondent banks. We have established credit relations with 200 correspondent banks and an account relationship with approximately 43 correspondent banks.

    We use our international network in order to:

  obtain all our foreign currency funding for either trade or general purposes (short- or medium-term) for our Santiago, Chile head office and our foreign branches;

  supply additional savings alternatives to our predominantly Chilean customers;

  provide banking services to our corporate customers who operate outside of Chile;

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

    The following table sets forth, as of December 31, 2003, the composition of our portfolio of loans originated through our New York branch and Miami agency:

	As of December 31, 2003

	New York Branch	Miami Agency

	(in millions of constant Ch$ as of December 31, 2003)

Foreign trade loans	Ch$ 29,673	Ch$ 31,141
Commercial loans	58,264	37,494
Interbank loans	391	4,331
Contingent loans	3,045	4,337
Other loans	799	209

Total	Ch$ 92,172	Ch$ 77,512

    The following table sets forth, as of December 31, 2003, the sources of funding for our New York branch and for the Miami agency:

	As of December 31, 2003

	New York Branch		Miami Agency

	(in millions of constant Ch$ as of December 31, 2003, except for percentages)

Current accounts	Ch$ 85,376	22.1%	Ch$ 20,482	13.4%
Certificates of deposits and time
deposits	199,694	51.6	123,771	80.8
Other demand deposits	50,574	13.1	4,018	2.6
Contingent liabilities	3,045	0.8	4,337	2.8
Foreign borrowings	43,292	11.2	256	0.2
Other liabilities	4,578	1.2	241	0.2

Total	Ch$ 386,559	100.0%	Ch$ 153,105	100.0%

    New York Branch. Our wholly owned New York branch was established in 1982 and provides a range of general banking services, including deposit-taking, mainly to non-residents of the United States. At December 31, 2003, the New York branch had total assets of Ch$417,810 million, including a loan portfolio of Ch$92,172 million, representing 1.5% of our total loan portfolio. Of the New York branch’s loans, Ch$58,264 million were commercial loans, mostly to large private corporations in Chile and in other Latin American countries. The remaining Ch$33,908 million were principally foreign trade loans, amounting to Ch$29,673 million, and contingent loans (letters of credit and stand-by letters of credit), amounting to Ch$3,045 million. In 2003, our New York branch recognized a net income of Ch$10,661 million, primarily as a result of the sale of Latin American investment securities.

    Investments in bonds and foreign securities were Ch$258,266 million at December 31, 2003, most of which consisted of private sector bonds. The New York branch’s allowances for loan losses totaled Ch$681 million, which represented 0.7% of the branch’s loan portfolio at December 31, 2003. In addition, our New York branch had Ch$100 million in country risk allowances.

    Funding sources for the New York branch include current account, money market accounts and deposits for less than 30 days of Ch$224,432 million, time deposits of Ch$111,212 million and foreign borrowings of Ch$43,292 million, which is also the outstanding balance of the branch’s long-term syndicated bank loans.

    As of December 31, 2003, the New York branch had capital of Ch$31,250 million (including net income of Ch$10,661 for the year).

    At December 31, 2003, the New York branch did not have past due loans. Although the New York branch manages its assets and liabilities locally, it follows the same credit processes as are followed in Santiago, Chile and all credit decisions are made by our account officers in Santiago, Chile.

    Miami Agency. Our wholly owned Miami agency was opened in 1995 and provides a range of traditional commercial banking services, mainly to non-residents of the United States, including deposit-taking, providing credit to finance foreign trade and making loans to individuals or Chilean companies involved in foreign trade. Additionally, our Miami agency provides correspondent banking services to financial institutions, including working capital loans, letters of credit and bankers’ acceptances. At December 31, 2003, our Miami agency had total assets of Ch$159,333 million, a loan portfolio of Ch$77,512 million representing 1.2% of our total loan portfolio, and an investment portfolio of Ch$61,070 million. Our Miami agency’s loan portfolio at December 31, 2003 consisted primarily of Ch$37,494 million of commercial loans to Latin American private sector companies, including Chilean companies with operations in other Latin American countries, and Ch$31,141 million of foreign trade loans. The agency’s funding sources include demand deposits, money market accounts and deposits for less than 30 days (Ch$77,225 million), time deposits (Ch$71,045 million) and contingent liabilities (Ch$4,337 million). The equity of the Miami agency as of December 31, 2003 was Ch$6,229 million, including net income of Ch$734 million for the year.

    At December 31, 2003, the Miami agency did not have past due loans. Allowances for loan losses amounted to Ch$580 million, not including the Ch$495 million in country risk allowances. Although the Miami agency manages its assets and liabilities locally, it follows the same credit processes as are followed in Santiago, Chile, and all credit decisions are made by our account officers in Santiago, Chile.

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

    Retail Banking

    Our retail banking business area serves the needs of retail customers from high- to lower-middle income individuals, with service being segmented according to the client’s income. At December 31, 2003, loans made by this business area represented 27.7% of our total loan portfolio. Approximately Ch$36,561 million of our net income before tax for the year ended December 31, 2003 was accounted for by our retail banking business area.

    The following table sets forth the composition of our retail banking business area’s loan portfolio as of December 31, 2003:

	As of December 31, 2003

	(in millions of constant Ch$ as of December 31, 2003, except for percentages)

Mortgage loans	Ch$ 741,469	42.8%
Consumer loans	466,721	26.9
Commercial loans	86,766	5.0
Leasing contracts	4,722	0.3
Contingent loans	912	0.1
Foreign trade loans	37	0.0
Other loans(1)	431,742	24.9

Total	Ch$ 1,732,369	100.0%

__________________
(1)	Other loans include primarily mortgage loans financed by our general borrowings and lines of credit.

    High- and Middle-Income Individuals. We define high- and middle-income individuals as those with annual income in excess of Ch$5.4 million (in 2003, per capita annual income in Chile was approximately Ch$2.5 million).

    Our high- and middle-income individuals subsegment offers our customers a broad range of retail banking products, including residential mortgage loans, lines of credit and other consumer loans, credit cards, checking accounts, savings accounts and time deposits. We also offer mutual funds and brokerage services to individuals as described under “—Operations through Subsidiaries” below. At December 31, 2003, we had outstanding extensions of credit to approximately 259,141 high- and middle-income individuals, including approximately 35,361 residential loans, 223,785 lines of credit, 110,838 other consumer loans and 237,758 credit card accounts. At the same date, this area maintained 302,487 checking accounts, 123,213 savings accounts and 59,743 time deposits.

    We provide service to high- and middle-income individual customers through a network of 172 branches including four specialized “Private Banking” centers, 18 specialized transaction centers and 2,970 ATMs (823 of which are owned by us) located throughout Chile that form part of a network operated by Redbanc S.A., a company owned by us and 13 other private sector financial institutions. Since 1994, we have offered a nationwide phone-banking service that permits our high- and middle-income individual customers to receive balances and other account-related information, transfer funds between accounts and effect a wide variety of credit transactions. In 1997, we launched a full 24-hour banking service under the brand “TodaHora” and our homepage on the internet to better serve our high- and middle-income individual customers.

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

    At December 31, 2003, we had Ch$309,318 million in installment loans, which accounted for 66.3% of the retail banking business area’s consumer loans. A majority of installment loans are denominated in pesos and are payable monthly.

    Mortgage Loans. At December 31, 2003, there were outstanding mortgage loans of Ch$687,602 million to high- and middle-income individuals, which represented 39.7% of the retail banking business area’s total loans and 11.0% of our total loan portfolio. A feature of our mortgage loans to individuals is that mortgaged property typically secures all of a mortgagor’s credit with us, including credit card and other loans.

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

    At December 31, 2003, we were Chile’s second largest private sector bank in terms of amount of mortgage loans and, based on information prepared by the Chilean Superintendency of Banks; we accounted for approximately 17.3% of the residential mortgage loans in the Chilean banking system and approximately 23.3% of such loans made by private sector banks.

    Credit Cards. We issue both Visa and MasterCard credit cards, and our product portfolio includes both personal and corporate cards. In addition to traditional cards, our credit card portfolio also includes co-branded cards (Travel Club and Global Pass), and 41 affinity card groups (of which 31 are associated with our co-branded programs and e-cards under the brand name NetCard).

    As of December 31, 2003, we had 260,305 valid accounts, with 399,005 cards in the high-middle income individuals subsegment. Total charges on our cards during 2003 amounted to Ch$335,234 million, with Ch$288,256 million corresponding to purchases and service payments in Chile and abroad and Ch$46,978 million corresponding to cash advances (both within Chile and abroad). These charge volumes represent a 27.0% market share in terms of volume of use of bank credit cards issued in Chile.

    As of December 31, 2003, our credit card loans in the high- and middle-income individuals subsegment amounted to Ch$61,461 million and represented 13.2% of our retail banking business area’s consumer loans.

    Two Chilean companies that are affiliated with us, Transbank S.A. and Nexus S.A., provide us with merchant acquisition and credit card processing services. As of December 31, 2003, Transbank had 18 shareholders and Nexus had seven shareholders, all of which are banks. As of December 31, 2003, our equity ownership in Transbank was 17.4% and our equity interest in Nexus was 25.8%.

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

    Debit Cards. We have different types of cards with debit options. Depending on their specifications, these cards can be used for banking transactions on the ATMs that operate on the local network, Redbanc, the Visa International PLUS network, the local network of merchants participating in the local Redcompra debit program or the international network of merchants associated with the Electron program. We have given these debit cards different names (Chilecard Normal, Chilecard Plus, Chilecard Electron, Chilecard Empresas, Banjoven, Cheque Electronico, Multiedwards, Cuenta Directa and Cuenta Familiar) based on their specific functions and the relevant brand and target market to which they are oriented. In order to promote the use of debit cards in Chile, in October 2000 we and other banks associated with Transbank launched a promotional campaign to encourage the use of Redcompra debit cards as a means of payment at local stores. We have attained a 30.3% market share of debit card transactions, with more than 10.1 million transactions performed in 2003.

    Lines of Credit. We had 223,785 approved lines of credit to customers in our high- and middle-income individuals subsegment at December 31, 2003 and outstanding advances to 164,544 individuals totaling Ch$89,299 million, or 5.2% of the retail banking business area total loans.

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

    At December 31, 2003, the retail banking business area administered 302,487 checking accounts for approximately 293,509 customers with an aggregate balance of Ch$324,902 million. At such date, our checking account balances totaled approximately Ch$1,227,877 million and represented 14.4% of our total liabilities.

    Lower Income Individuals — Credichile. We offer products and services to the lower-middle to middle income portions of the Chilean population through Credichile, which we established specifically to serve the needs of customers in this market subsegment. Credichile represents a distinct delivery channel for our products and services in this market subsegment, maintaining a separate brand and network of 52 Credichile branches and nine other credit centers. Credichile offers our customers a range of products, including consumer loans, credit cards, auto loans and residential mortgage loans and a special demand deposit account (see “—Bancuenta” below) targeted at low-income customers. At December 31, 2003, Credichile had approximately 142,783 customers and total loans outstanding of Ch$159,552 million, representing 2.6% of our total loan portfolio at that date.

    Improved economic conditions in Chile over the last decade and the growth of the Chilean middle class has resulted in increased demand for consumer credit by lower-middle income individuals, whom we classify as persons with annual income between Ch$1.8 million and Ch$5.4 million. Many of these individuals have not had prior exposure to banking products or services. Credichile focuses on developing and marketing innovative segment-oriented products to satisfy the needs of individuals in this subsegment while introducing them to the banking system and complements the services offered in our other business areas, especially our large corporations business area, by offering services to employers such as direct deposit capabilities that engender the use of our services by employees.

    The Chilean Superintendency of Banks requires greater allowances for loan losses with lower credit classifications, such as those of Credichile. Credichile employs its own credit scoring system and other criteria to evaluate and monitor credit risk. Credichile seeks to ensure the quality of our loan portfolio through adherence to our loan origination procedures, particularly the use of our credit scoring system and credit management policies, including the use of credit bureaus and the services of the Chilean Superintendency of Banks. Credichile uses rigorous procedures for collection of past due loans. Socofin S.A., our specialized collection subsidiary, provides collection services. We believe that we have the necessary procedures and infrastructure in place to manage the exposure to a higher degree of credit risk that Credichile presents. These procedures allow us to take advantage of the higher growth and earnings potential of this subsegment of the banking industry while helping to manage the exposure to higher risk. See “Item 3. Key Information—Risk Factors—Risks Relating to our Operations and the Banking Industry—The growth of our loan portfolio may expose us to increased loan losses, and its rate of growth may decrease in the future.”

    Consumer Lending. Credichile provides short- to medium-term consumer loans and credit card services. As of December 31, 2002, Credichile had approximately 125,071 consumer loans that totaled Ch$90,096 million outstanding at December 31, 2003. As of the same date, Credichile customers had 28,404 valid credit card accounts, with loans of Ch$5,846 million and total charges of Ch$2,378 million.

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

    At December 31, 2003, Credichile had approximately 451,207 Bancuenta accounts. Bancuenta account holders pay an annual fee, a fee each time the account holder draws on the Bancuenta line of credit and interest on any outstanding balance under the line of credit. All fees and interest due on a Bancuenta account are withdrawn automatically on a monthly basis from funds available in the account. Bancuenta allows us to offer our large corporate customers the ability to pay their employees by direct deposit of funds into the individual employee’s account at Credichile. We believe this product can lead to stronger long-term relationships with our large and middle market corporate customers and with the employees of such customers.

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

    Our investment portfolio as of December 31, 2003 amounted to Ch$1,916,324 million, of which 71.2% corresponded to securities issued by the Central Bank and the Chilean Government, 14.2% corresponded to securities from foreign issuers, 12.1% corresponded to securities issued by local financial institutions and 2.5% corresponded to securities issued by Chilean corporate issuers. Our investment strategy is designed with a view to supplementing our expected profitability, risks and economic variable projections. Our investment strategy is kept within regulatory limits as well as internal limits defined by our financial committee and our Asset and Liability Management Committee, or ALCO.

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

    On June 27, 2002, we acquired 100% of the shares of Promarket S.A. and Socofin. These subsidiaries are closed corporations (sociedad anonima cerrada). For a description of the business activities of these subsidiaries, see “—Sales Services” and “—Collection Services.”

    The following table sets forth information with respect to our financial services subsidiaries at December 31, 2003:

	As of or for the year ended December 31, 2003

	Assets	Shareholders' Equity	Net Income (loss)

	(in millions of constant Ch$ as of December 31, 2003)

Banchile Corredores de Bolsa S.A	Ch$ 248,664	Ch$ 29,959	Ch$ 9,010
Banchile Administradora General de
Fondos S.A	10,849	9,454	5,767
Banchile Factoring S.A	70,875	7,021	1,910
Banchile Asesoria Financiera S.A	1,443	1,212	781
Banchile Corredores de Seguros Ltda.	3,839	3,271	718
Banchile Securitizadora S.A	7,272	547	26
Promarket S.A	703	278	(72)
Socofin S.A	Ch$ 3,792	Ch$ 775	Ch$ 138

    The following table sets out our ownership interest in our financial services subsidiaries at December 31, 2003:

	Ownership

	Direct	Indirect

Banchile Administradora General de Fondos S.A.	99.98%	0.02%
Banchile Corredores de Seguros Ltda.	99.75	0.25
Banchile Corredores de Bolsa S.A.	99.68	0.31
Banchile Factoring S.A.	99.52	0.48
Banchile Asesoria Financiera S.A.	99.94	-
Banchile Securitizadora S.A.	99.00	1.00
Promarket S.A.	99.00	1.00
Socofin S.A.	99.00	1.00

    Each of these subsidiaries is incorporated under the laws of Chile.

    Securities Brokerage Services. We provide securities brokerage services through Banchile Corredores de Bolsa S.A. Banchile Corredores is registered with the Superintendencia de Valores y Seguros, or the Chilean Superintendency of Securities and Insurance, the regulator of Chilean open stock corporations, as a securities broker and is a member of the Santiago Stock Exchange and the Chilean Electronic Stock Exchange. Since it was founded in 1989, Banchile Corredores has provided stock brokerage services, fixed income investments and foreign exchange products to individuals and businesses through our branch network. During the year ended December 31, 2003, Banchile Corredores had an aggregate trading volume on the Santiago Stock Exchange and the Chilean Electronic Stock Exchange of approximately Ch$3,102,399 million. At December 31, 2003, Banchile Corredores had equity of Ch$29,959 million, and for the year ended December 31, 2003, had net income of Ch$9,010 million, which represented 6.9% of our consolidated net income for such period.

    Mutual and Investment Fund Management. Since 1980, we have provided mutual fund management services through Banchile Administradora General de Fondos (formerly Banchile Administradora de Fondos Mutuos S.A.). As of December 31, 2003, according to data prepared by the Chilean Superintendency of Securities and Insurance, Banchile Administradora General de Fondos was the largest mutual fund manager in Chile, managing 28.5% of all Chilean mutual funds assets. At December 31, 2003, Banchile Administradora General de Fondos operated 35 mutual funds and managed Ch$1,414,227 million in net assets on behalf of 116,255 corporate and individual participants. Banchile Administradora General de Fondos also operates an investment fund, Banchile Trust, and manages Ch$7,000 million in assets on behalf of 370 participants.

    The following table sets forth information regarding the various mutual funds managed by Banchile Administradora General de Fondos at December 31, 2003:

		Net Asset Value
		As of December 31, 2003
Name of Fund	Type of Fund	(in millions of constant Ch$)
Utilidades	Fixed income (short/medium term)	Ch$ 354,047
Liquidez 2000	Fixed income (short term)	163,399
Deposito XXI	Fixed income (medium/long term)	184,185
Corporativo	Fixed income (short term)	149,591
Estrategico	Fixed income (medium/long term)	89,858
Corporate Dollar Fund	Fixed income (short term)	85,704
Horizonte	Fixed income (medium/long term)	58,039
Patrimonial	Fixed income (short term)	54,027
Performance	Fixed income (short/medium term)	67,401
Banchile Acciones	Equity	40,263
Ahorro	Fixed income (medium/long term)	36,024
Alianza	Debt/Equity (medium/long term)	34,993
Disponible	Fixed income (short term)	17,343
Crecimiento	Fixed income (short term)	13,814
Inversion	Fixed income (medium/long term)	10,226
Operacional	Fixed income (short term)	8,876
Capitalisa Accionario	Equity	6,537
Renta Futura	Fixed income (short/medium term)	6,177
Euro Money Market Fund	Fixed income (short term)	4,409
Emerging Fund	Debt/Equity	3,950
Latin America Fund	Debt/Equity	3,911
Cobertura	Fixed income (medium/long term)	3,853
Dolar Fund	Fixed income (medium/long term)	3,687
U.S. Fund	Debt/Equity	2,973
Global	Debt/Equity	1,720
U.S. High Technology Fund	Debt/Equity	1,660
Asia Fund	Debt/Equity	1,402
Euro Fund	Debt/Equity	1,348
Technology Fund	Debt/Equity	1,132
U.S. Stability Fund	Debt/Equity	922
International Bond	Fixed income (medium/long term)	668
Euro Technology Fund	Debt/Equity	635
Medical & Health-Care Fund	Debt/Equity	633
U.S. Bond Fund	Fixed income (medium/long term)	420
Telecommunication Fund	Debt/Equity	400

Total		Ch$ 1,414,227

    At December 31, 2003, Banchile Administradora General de Fondos had equity of Ch$9,454 million and for the year ended December 31, 2003, had net income of Ch$5,767 million, which represented 4.4% of our consolidated net income for such period.

    Factoring Services. We provide factoring services to our customers through Banchile Factoring S.A. Through this service, we purchase our customers’ outstanding debt portfolios, such as bills, notes, promissory notes or contracts, advancing them the cash flows involved and performing the collection of the related instruments. As of December 31, 2003, Banchile Factoring had net income of Ch$1,910 million, with a 27.2% return on shareholders’ equity and an estimated 21.0% market share in Chile’s factoring industry.

    Financial Advisory Services. We provide financial advisory and other investment banking services to our customers through Banchile Asesoria Financiera S.A. The services offered by Banchile Asesoria Financiera are directed primarily to our corporate customers and include advisory services regarding mergers and acquisitions, restructuring, project financing and strategic alliances. As of December 31, 2003, Banchile Asesoria Financiera had equity of Ch$1,212 million, and for the year ended December 31, 2003, had net income of Ch$781 million.

    Insurance Brokerage. We provide insurance brokerage services to our customers through Banchile Corredores de Seguros Ltda. At the beginning of 2000 we began to offer life insurance policies associated with consumer loans and non-credit related insurance to our individual clients and the general public. As of December 31, 2003, Banchile Corredores de Seguros had equity of Ch$3,271 million, and for the year ended December 31, 2003, had net income of Ch$718 million. Banchile Corredores de Seguros had a 2.4% market share by amount of policies sold by insurance brokerage companies during 2001, the latest year for which information is available for insurance brokerage companies.

    Securitization Services. We offer investment products to meet the demands of institutional investors such as private pension funds and insurance companies through Banchile Securitizadora S.A. This subsidiary securitizes financial assets, which involves the issuance of a debt instrument, with a credit rating, that can be traded in the Chilean marketplace, backed by a bundle of revenue-producing assets of the client company. As of December 31, 2003, Banchile Securitizadora had a net equity of Ch$547 million, and for the year ended December 31, 2003 had net income of Ch$26 million. Banchile Securitizadora had a 15.7% market share by volume of assets securitized as of March 31, 2004.

    Sales Services. Promarket manages the direct sales force that sells and promotes our products and services (such as checking accounts, consumer loans and credit cards), together with those of our subsidiaries, and researches information about potential customers. As of December 31, 2003, Promarket had equity of Ch$278 million, and for the year ended December 31, 2003 had net loss of Ch$72 million.

    Collection Services. We provide judicial and extra-judicial collection services of loans on our behalf or on behalf of third parties through Socofin. As of December 31, 2003, Socofin had equity of Ch$775 million, and for the year ended December 31, 2003 had a net income of Ch$138 million.

   Distribution Channels and Electronic Banking

    Our distribution network provides integrated financial services and products to our customers through a wide range of channels. This network includes ATMs, branches, on-line banking and phone-banking devices. We own and operate 823 ATMs, and are connected to the nationwide Redbanc ATM network of approximately 2,970 ATMs. In addition, we are connected to the nationwide Banco Estado ATM network of approximately 801 ATMs. These ATMs allow customers to conduct self-service banking transactions during banking and non-banking hours.

    As of December 31, 2003, we had a network of 224 retail branches throughout Chile. The branch system serves as a distribution network for all of the products and services offered to our customers. Our full-service branches accept deposits, disburse cash, offer the full range of our retail banking products such as consumer loans, automobile financing, credit cards and checking accounts, lend to small- and medium-size companies and provide information to current and potential customers.

    We offer electronic banking services to our customers 24 hours a day through our internet website, www.bancochile.cl, which has homepages that are segmented by market. Our retail homepage offers a broad range of services, including the payment of bills, electronic fund transfers, stop payment and non-charge orders, as well as a wide variety of account inquiries. Our middle market companies homepage offers services including our office banking service, Banconexion Web, which enables our middle market companies customers to perform all of their banking transactions from their offices. Both homepages offer our customers the sale of third-party products with exclusive benefits. We also have a homepage designed for our investor customers, through which they can perform transactions such as stock trading, time deposit taking and opening savings accounts. Our foreign trade customers can rely on our international business homepage, which enables them to inquire about the status of their foreign trade transactions and perform transactions such as opening letters of credit, recording import collection and hedging on instructions and letters of credit. In 2003, approximately 124,900 individual customers and 26,600 corporate customers performed close to 8.4 million transactions monthly on our website.

    In addition, we provide our customers with access to a 24-hour phone-banking call center that grants them access to account information and allows them to effect fund transfers and certain payments. This service, through which we receive approximately 1,146,000 calls per month, has enabled us to develop customer loyalty campaigns, sell financial services and products, answer specialized inquiries about our remote services and receive and resolve complaints by customers and non-customers.

    We are, in conjunction with 13 other private Chilean banks, a shareholder of Redbanc S.A., a corporation that executes electronic transfer services and provides support services to banks through the installation, operation, maintenance and development of equipment and systems for the automatic and electronic transfer of funds. The availability of this transfer capability facilitates our ability to service our customers efficiently.

    In 2001, in association with Banco de Credito e Inversiones, we created a company called Comercio Electronico Artikos Chile S.A. with the purpose of providing Chilean companies with the opportunity to trade their products and services on an electronic basis through the internet. We supplement this service with a wide range of financial services and electronic payment means. Artikos Chile uses the Commerce One platform, a world leader in business-to-business technological solutions.

Competition

   Overview

    The Chilean market for banking and other financial services is highly competitive, and we face significant competition in each of our principal areas of operation. The Chilean financial services market consists of a number of distinct sectors. The most important sector, commercial banking, includes 25 privately owned banks and one public sector bank, Banco del Estado. The privately owned banks have traditionally been divided between those that are principally Chilean-owned, of which there are twelve, and those that are principally foreign-owned, of which there are 13. At December 31, 2003, three banks, Banco Santander-Chile (22.6%), our bank (18.5%) and the public sector bank, Banco del Estado (13.0%) together accounted for 54.1% of all outstanding loans by Chilean financial institutions, net of interbank loans. Chilean-owned banks together accounted for 60.1% of total loans outstanding while foreign-owned banks accounted for 39.9% of total loans outstanding.

    As a commercial bank offering a range of services to all types of businesses and individual customers, we face a variety of competitors, ranging from other large, privately owned commercial banks to more specialized entities like “niche” banks. The principal commercial banks in Chile include Banco Santander-Chile, Banco de Credito e Inversiones and BBVA Banco BHIF, which we consider to be our primary competitors. Nevertheless, we face competition to a lesser extent from Banco del Estado, which has a larger distribution network and larger customer base than we do. Banco del Estado, which operates under the same regulatory regime as Chilean private sector banks, was the third largest bank in Chile at December 31, 2003, with outstanding loans, net of interbank loans, of Ch$4,255,307 million, representing a 13.0% market share, according to data published by the Chilean Superintendency of Banks.

    In the large corporations business area, we consider our strongest competitors to be Banco Santander-Chile, Banco de Credito e Inversiones and BBVA Banco BHIF. We also consider these banks to be our most significant competitors in the middle market companies business area.

    In the retail banking business area, we compete with other private sector Chilean banks, as well with Banco del Estado. Among private Chilean banks, we consider our strongest competitors in this business area to be Banco Santander-Chile and Banco de Credito e Inversiones, as each of these banks has developed business strategies that focus on the lower-middle to middle income subsegments of the Chilean population. In the individual banking sector, particularly with respect to high-income individuals, we compete with both private Chilean and foreign-owned banks and consider our strongest competitors in this market to be Banco Santander-Chile and Citibank.

    The Chilean banking industry has experienced increased levels of competition in recent years, including from foreign banks, which has led to, among other things, consolidation in the industry. Consequently, strategies have, on an overall basis, been aimed at reducing costs and improving efficiency standards. Our income may decrease due to the extent and intensity of competition.

    We expect the trend of increased competition and consolidation to continue, particularly in connection with the formation of new large financial groups and the creation of new niche banks. In this regard, in mid-1996 Banco Santander of Spain took control of Banco Osorno and merged it into its Chilean operations, changing its name to Banco Santander-Chile. In addition, Banco O’ Higgins and Banco de Santiago merged in January 1997, forming Banco Santiago. In 1999, Banco Santander of Spain took control of Banco Santiago. In August 2002, Banco Santiago and Banco Santander–Chile, the second and fourth largest banks in Chile at that date, respectively, merged and became Chile’s largest bank. In 2003, Banco del Desarrollo merged with Banco Sudameris. Although we believe that we are currently large enough to compete effectively in our target markets, any further consolidation in the Chilean financial system may adversely affect our competitive position in the Chilean financial services industry.

    Historically, commercial banks in Chile have competed in the retail market against each other, with finance companies and with department stores, the latter two having traditionally been focused on consumer loans to middle- and low-income subsegments. However, finance companies have gradually disappeared as most of them have been merged into the largest banks.

    Non-bank competition from large department stores has become increasingly significant in the consumer lending sector. Indeed, two new consumer-oriented banks, affiliated with Chile’s largest department stores have been established during recent years. Although these new banks had a market share of less than 1% as of December 31, 2003, according to the Chilean Superintendency of Banks, the opening of these banks is likely to bring increased competition into the consumer banking business.

    In addition, some local investor groups have announced their intention to incorporate new banks in 2004. We expect that the addition of these new banks will lead to greater competition, particularly in banking services directed to middle-income individuals.

    The following table provides certain statistical information on the Chilean financial system as of December 31, 2003:

	As of December 31, 2003

	Assets		Loans(1)		Deposits		Shareholders’ Equity(2)

	Amount	Share	Amount	Share	Amount	Share	Amount	Share

	(in millions of constant Ch$ as of December 31, 2003, except percentages)

Domestic private sector banks	Ch$ 21,407,497	43.4%	Ch$ 15,465,806	47.1%	Ch$ 12,451,497	44.3%	Ch$ 1,849,326	42.6%
Foreign-owned banks	20,420,456	41.5	13,110,607	39.9	11,235,418	40.0	2,115,539	48.7

Private sector total	Ch$ 41,827,953	84.9	Ch$ 28,576,413	87.0	Ch$ 23,686,915	84.3	Ch$ 3,964,865	91.3
Banco del Estado	7,431,151	15.1	4,255,307	13.0	4,406,461	15.7	378,934	8.7

Total banking system	Ch$ 49,259,104	100.0%	Ch$ 32,831,720	100.0%	Ch$ 28,093,376	100.0%	Ch$ 4,343,799	100.0%
___________________
Source:	Chilean Superintendency of Banks
(1)	Net of interbank loans.
(2)	Shareholders' equity includes net income for purposes of this table.

   Loans

    The following table sets forth our market share in terms of loans (excluding interbank loans), and our principal private sector competitors, as of the dates indicated:

	Bank Loans(1)

	As of December 31,

	1999	2000	2001	2002	2003

Banco Santander-Chile	12.3%	11.5%	11.7%	24.7%	22.6%
Banco de Chile	12.4	12.7	12.1	18.7	18.5
Banco de Credito e Inversiones	8.1	7.9	9.0	10.4	11.2
BBVA Banco BHIF	5.4	5.8	6.0	6.7	7.3
Banco Santiago(2)	16.1	15.8	16.1	-	-
Banco de A. Edwards(3)	7.7	8.3	7.4	-	-

Total market share for six banks	62.0%	62.0%	62.3%	60.5%	59.6%

___________________
Source:	Chilean Superintendency of Banks
(1)	For ease of comparison, interbank loans have been eliminated.
(2)	Banco Santiago merged with Banco Santander-Chile in August 2002.
(3)	Banco de A. Edwards merged with us on January 1, 2002.

   Risk Index

    At October 31, 2003, our unconsolidated risk index of 2.40% was higher than the financial system’s 1.82%. For a discussion of risk index, see “—Selected Statistical Information.” The following graph illustrates the five-year history of our unconsolidated loan portfolio risk index compared to the risk index of total loans in the Chilean financial system as of October 31 for each of the years indicated.

___________________
Source: Chilean Superintendency of Banks

    Our unconsolidated risk index primarily increased in 2002 and 2003 (relative to prior years) as a result of our merger with Banco de A. Edwards.

    The following table sets forth the unconsolidated risk index of the six largest private sector banks and that of the financial system as a whole (including such six banks) at October 31 in each of the last five years:

	Unconsolidated Risk Index As of

	October 31,

	1999	2000	2001	2002	2003

Banco Santiago(1)	1.39%	1.34%	1.26%	-	-
Banco de A. Edwards(2)	2.79	2.90	3.23	-	-
Banco de Credito e Inversiones	1.57	1.95	1.63	1.34%	1.30%
BBVA Banco BHIF	2.11	2.18	1.81	1.68	1.42
Banco Santander-Chile	1.23	1.42	1.38	1.61	1.85
Banco de Chile	2.07	2.01	2.03	2.98	2.40
Financial system	1.98%	2.08%	1.90%	1.95%	1.82%
___________________
Source:	Chilean Superintendency of Banks
(1)	Banco Santiago merged with Banco Santander-Chile in August 2002.
(2)	Banco de A. Edwards merged with us on January 1, 2002.

   Credit Quality

    At December 31, 2003, according to information published by the Chilean Superintendency of Banks, we had an unconsolidated ratio of past due loans to total loans of 1.74%. The following table sets forth the ratio of past due loans to total loans for the six largest private sector banks at December 31 in each of the last three years:

	Past Due Loans to Total Loans

	As of December 31,

	2001	2002	2003

Banco Santiago(1)	1.37%	-	-
Banco de A. Edwards(2)	3.31	-	-
Banco de Credito e Inversiones	1.37	1.09%	1.11%
Banco de Chile	1.29	2.43	1.74
BBVA Banco BHIF	2.10	1.97	1.91
Banco Santander-Chile	1.36	2.15	2.24

Total for six banks	1.65%	2.03%	1.83%

___________________
Source:	Chilean Superintendency of Banks
(1)	Banco Santiago merged with Banco Santander-Chile in August 2002.
(2)	Banco de A. Edwards merged with us on January 1, 2002.

   Deposits

    We had deposits of Ch$4,867,113 million at December 31, 2003 on an unconsolidated basis. In unconsolidated terms, our 17.3% of the market share for deposits, including borrowings from domestic financial institutions, placed us in second place among private sector banks. The following table sets forth the market shares in terms of deposits for the six private sector banks with the largest market share as of December 31 in each of the last three years:

	Deposits

	As of December 31,

	2001	2002	2003

Banco Santiago(1)	13.4%	-	-
Banco de A. Edwards(2)	6.6	-	-
BBVA Banco BHIF	5.3	6.9%	7.7%
Banco de Credito e Inversiones	9.2	10.3	10.8
Banco de Chile	12.7	16.7	17.3
Banco Santander-Chile	12.7	22.1	19.9

Total market share for six banks	59.9%	56.0%	55.7%

___________________
Source:	Chilean Superintendency of Banks
(1)	Banco Santiago merged with Banco Santander-Chile in August 2002.
(2)	Banco de A. Edwards merged with us on January 1, 2002.

   Shareholders’ Equity

    With Ch$565,123 million in shareholders’ equity (not including net income), according to information published by the Chilean Superintendency of Banks, at December 31, 2003, we were the second largest private sector commercial bank in Chile in terms of shareholders’ equity.

    The following table sets forth the level of shareholders’ equity for the largest private sector banks in Chile as of December 31 in each of the last three years:

	Shareholders' Equity

	As of December 31,

	2001	2002	2003

	(in millions of constant Ch$ as of December 31, 2003)
Banco de A. Edwards(1)	Ch$ 238,508	-	-
Banco Santiago(2)	437,160	-	-
BBVA Banco BHIF	237,133	Ch$ 239,135	Ch$ 237,470
Banco de Credito e Inversiones	228,834	257,211	287,854
Banco de Chile	323,846	571,251	565,123
Banco Santander-Chile	Ch$ 376,357	Ch$ 813,949	Ch$ 810,417
___________________
Source:	Chilean Superintendency of Banks
(1)	Banco de A. Edwards merged with us on January 1, 2002.
(2)	Banco Santiago merged with Banco Santander-Chile in August 2002.

   Return on Average Shareholders’ Equity

    Our return on average shareholders’ equity (including net income for the year) for the year ended December 31, 2003 was 20.4%, according to information published by the Chilean Superintendency of Banks. The following table sets forth our return on average shareholders’ equity and the returns of our principal competitors and the Chilean financial system, in each case as of December 31 in each of the last five years:

	Return on Average Shareholders' Equity Year Ended December 31,

	1999	2000	2001	2002	2003

Banco de A. Edwards(1)	(4.2)%	1.5%	4.3%	-	-
Banco Santiago(2)	12.3	20.2	24.6	-	-
BBVA Banco BHIF	5.7	7.4	6.3	8.8%	10.6%
Banco de Chile	19.5	23.6	23.7	8.9	20.4
Banco de Credito e Inversiones	14.1	19.2	22.0	20.7	22.4
Banco Santander-Chile	16.8	22.3	22.3	16.9	22.7

Total average financial system	9.2%	12.6%	15.9%	13.7%	15.1%

___________________
Source:	Chilean Superintendency of Banks
(1)	Banco de A. Edwards merged with us on January 1, 2002.
(2)	Banco Santiago merged with Banco Santander-Chile in August 2002.

   Efficiency

    For the year ended December 31, 2003, our operating expenses as a percentage of our operating revenues, or efficiency ratio, was 55.4%, mainly influenced by non-recurring charges related to the merger.

    The following table sets forth the efficiency ratios of the six largest private sector Chilean banks at December 31 in each of the last three years:

	Efficiency Ratio(1)

	As of December 31,

	2001	2002	2003

Banco Santiago(2)	50.3%	-	-
Banco de A. Edwards(3)	65.3	-	-
Banco Santander-Chile	46.6	50.1%	46.5%
Banco de Credito e Inversiones	55.5	54.8	51.3
Banco de Chile	56.3	61.0	55.4
BBVA Banco BHIF	64.1	64.6	61.0
Average for six banks	54.4%	55.5%	51.4%
___________________
Source:	Chilean Superintendency of Banks
(1)	Calculated by dividing operating expense by operating revenue.
(2)	Banco Santiago merged with Banco Santander-Chile in August 2002.
(3)	Banco de A. Edwards merged with us on January 1, 2002.

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

    The modern Chilean banking system dates back to 1925 and has been characterized by periods of substantial regulation and state intervention as well as periods of deregulation. The most recent period of deregulation commenced in 1975 and culminated in the adoption of a series of amendments to the General Banking Law. That law, amended most recently in 2004, granted additional powers to banks, including general underwriting powers for new issues of certain debt and equity securities and the power to create subsidiaries to engage in activities related to banking, such as brokerage, investment advisory, mutual fund services, administration of investment funds, factoring, securitization products and financial leasing services. Following the Chilean banking crisis of 1982 and 1983, the Chilean Superintendency of Banks assumed control of 19 banks representing approximately 51% of the total loans in the banking system. As part of the assistance that the Chilean government provided to Chilean banks, the Central Bank permitted banks to sell to it a certain portion of their problem loan portfolios at the book value of the loan portfolios. Each bank then repurchased such loans at their economic value (which, in most cases, was substantially lower than the book value at which the Central Bank had acquired the loans), with the difference to be repaid to the Central Bank out of future income. Pursuant to Law No. 18,818, which was passed in 1989, this difference was converted into subordinated debt.

The Central Bank

    The Central Bank is an autonomous legal entity created by the Chilean Constitution. It is subject to the Chilean Constitution and its organic constitutional law, the “ley organica constitucional.” To the extent not inconsistent with the Chilean Constitution or the Central Bank’s organic constitutional law, the Central Bank is also subject to private sector laws, but is not subject to the laws applicable to the public sector. It is directed and administered by a board of directors composed of five members designated by the President of Chile, subject to Senate approval.

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

    Any person wishing to acquire, directly or indirectly, 10.0% or more of the share capital of a bank must obtain the prior approval of the Chilean Superintendency of Banks. The absence of such approval will cause the holder of such shares so acquired not to have the right to vote such shares. The Chilean Superintendency of Banks may only refuse to grant its approval, based on specific grounds set forth in the General Banking Law.

    According to Article 35 bis of the General Banking Law the prior authorization of the Chilean Superintendency of Banks is required for:

  the merger of two or more banks;
  the acquisition of all or a substantial portion of a banks' assets and liabilities by another bank;
  the control by the same person, or controlling group, of two or more banks; or
  a substantial increase in the share ownership of a bank by a controlling shareholder of that bank.

    Such prior authorization is required solely when the acquiring bank or the resulting group of banks would own a significant market share in loans, defined by the Chilean Superintendency of Banks to be more than 15.0% of all loans in the Chilean banking system. The intended purchase, merger or expansion may be denied by the Chilean Superintendency of Banks. Alternatively, a purchase, merger or expansion, when the acquiring bank or resulting group would own a market share in loans defined by the Chilean Superintendency of Banks to be more than 20.0% of all loans in the Chilean banking system, may be conditioned on one or more of the following:

  that the bank or banks maintain an effective equity higher than 8.0% and up to 14.0% of their risk weighted assets;
  that the technical reserve established in Article 65 of the General Banking Law be applicable when deposits exceed one and a half times the resulting bank’s paid-in capital and reserves; or
  that the margin for interbank loans be diminished to 20.0% of the resulting bank's effective equity.

    If the acquiring bank or resulting group would own a market share in loans defined by the Chilean Superintendency of Banks to be more than 15% but less than 20%, the authorization will be conditioned on the bank or banks maintaining an effective equity not lower than 10% of their risk-weighted assets for the time set forth by the Chilean Superintendency of Banks, which may not be less than one year.

    Pursuant to the regulations of the Chilean Superintendency of Banks, the following ownership disclosures are required:

  banks are required to inform the Chilean Superintendency of Banks of the identity of any person owning, directly or indirectly, 5.0% or more of such banks’ shares;
  holders of ADSs must disclose to the depositary the identity of beneficial owners of ADSs registered under such holders' names; and
  the depositary is required to notify the bank as to the identity of beneficial owners of ADSs, which such depositary has registered and the bank, in turn, is required to notify the Chilean Superintendency of Banks as to the identity of the beneficial owners of the ADSs representing 5.0% or more of such bank’s shares.

    In addition, the regulations require bank shareholders who individually hold 10.0% or more of a bank’s capital stock and who are controlling shareholders to periodically inform the Chilean Superintendency of Banks of their financial condition.

Limitations on Types of Activities

    Chilean banks can only conduct those activities allowed by the General Banking Law, including: making loans, factoring and leasing activities, accepting deposits and, subject to limitations, making investments and performing financial services. Investments are restricted to real estate for the bank’s own use, gold, foreign exchange and debt securities. Through subsidiaries, banks may also engage in other specific financial service activities such as securities brokerage services, mutual fund management, investment fund management, financial advisory, securitization and leasing activities. Subject to specific limitations and the prior approval of the Chilean Superintendency of Banks and the Central Bank, Chilean banks may own majority or minority interests in foreign banks.

    On March 2, 2002 the Central Bank authorized banks to pay interest on checking accounts. On March 20, 2002 the Chilean Superintendency of Banks published guidelines establishing that beginning on June 1, 2002, banks could offer a new checking account product that pays interest. The Chilean Superintendency of Banks also stated that these accounts may be subject to minimum balance limits and different interest rates depending on average balances held in the account. This product is optional and banks may also charge fees for the use of this new product. For banks with a solvency score of less than A the Central Bank has also imposed additional caps to the interest rate that can be charged.

Deposit Insurance

    The Chilean government guarantees up to 90.0% of the principal amount of certain time and demand deposits held by individuals in the Chilean banking system. The Chilean government guarantee covers those obligations with a maximum value of UF108 per person (Ch$1,827,360 or U.S.$3,049 as of December 31, 2003) per calendar year.

Reserve Requirements

    Deposits are subject to a reserve requirement of 9.0% for demand deposits and 3.6% for time deposits. The Central Bank has statutory authority to increase these percentages to up to 40% for demand deposits and up to 20% for time deposits, to implement monetary policy.

    In addition, we are subject to a reserve requirement applicable to Chilean banks pursuant to which we must hold a certain amount of assets in cash or in highly liquid instruments. This reserve is equal to the amount by which the daily balance of:

  deposits in checking accounts;
  other demand deposits or obligations payable on demand and incurred in the ordinary course of business;
  other deposits unconditionally payable immediately or within a term of less than 30 days; and
  time deposits payable within ten days

in the aggregate exceeds 2.5 time the amount of our capital and reserves.

    Chilean regulations also require that gaps between assets and liabilities maturing within less than 30 days not exceed a bank’s basic capital and that gaps among assets and liabilities maturing within less than 90 days not exceed twice a bank’s equity.

    The interest rate mismatches of a bank’s foreign currency liabilities may not exceed 8.0% of its effective equity ratio.

Minimum Capital

    Under the General Banking Law, a bank must have a minimum paid-in capital and reserves of UF800,000 (Ch$13,536 million or U.S.$22.0 million as of December 31, 2003). However, a bank may begin its operations with 50.0% of such amount, provided that it has a effective equity ratio (defined as effective equity as a percentage of risk weighted assets) of not less than 12.0%. When such a bank’s paid-in capital reaches UF600,000 (Ch$10,152 million or U.S.$17.0 million as of December 31, 2003) the effective equity ratio requirement is reduced to 10.0%.

Capital Adequacy Requirements

    According to the General Banking Law, each bank should have an effective equity of at least 8.0% of its risk weighted assets (net) of required allowances. Effective equity is defined as the aggregate of:

  a bank's paid-in capital and reserves, known as capital basico, or net capital base;

  its subordinated bonds, considered at the issuing price (but decreasing 20.0% for each year during the period commencing six years prior to maturity), but not exceeding 50.0% of its net capital base; and
  its voluntary allowances for loan losses, up to 1.25% of risk weighted assets to the extent these allowances exceed those required by law or regulation.

    Banks should also have a net capital base of at least 3.0% of its total assets (net) of required allowances. An amendment to the General Banking Law enacted on November 7, 2001 eliminated the exclusion of the investment in subsidiaries and foreign branches from the calculation of net capital base.

    The calculation of risk-weighted assets is based on a five category risk classification system to be applied to a bank assets that is based on the Basel Committee recommendations.

Lending Limits

    Under the General Banking Law, Chilean banks are subject to certain lending limits, including the following material limits:

  a bank may not extend to any entity or individual (or any one group of related entities), directly or indirectly, unsecured credit in an amount that exceeds 5.0% of the bank’s effective equity, or in an amount that exceeds 25.0% of its effective equity if the excess over 5.0% is secured by certain assets with a value equal to or higher than such excess. In the case of foreign export trade financing, the 5.0% ceiling for unsecured credits is raised to 10.0% and the 25.0% ceiling for secured credits to 30.0%. In the case of financing infrastructure projects built through the concession mechanism, the 5.0% ceiling for unsecured credits is raised to 15.0% if secured by a pledge over the concession, or if granted by two or more banks or finance companies which have executed a credit agreement with the builder or holder of the concession;
  a bank may not extend loans to another financial institution subject to the General Banking Law in an aggregate amount exceeding 30.0% of its effective equity;
  a bank may not directly or indirectly grant a loan whose purpose is to allow an individual or entity to acquire shares of the lender bank;
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

Allowances for Loan Losses

    Chilean banks are required to provide to the Chilean Superintendency of Banks detailed information regarding their loan portfolio on a monthly basis. Each bank is also required to maintain global allowances for loan losses, the amount of which must at least equal the aggregate amount of its outstanding loans multiplied by the greater of (1) its “risk index” or (2) 0.75%. See “—Selected Statistical Information” for an explanation of the “risk index” and other information regarding allowances for loan losses. As of October 31, 2003, our unconsolidated risk index was 2.40% compared with an average for the Chilean financial system as a whole (i.e., all banks) of 1.82%, as of that date (the latest available information for 2003 for the Chilean financial system).

    Banks in Chile are also required to maintain individual allowances for loans on which any payment of principal or interest is 90 days or more overdue. Individual allowances for loan losses equal to 100.0% of the past due portion of such past due loan are required to the extent that the loan is unsecured. In the event that non-payment of a portion of a loan permits a bank to accelerate the loan, and the bank commences legal proceedings against the debtor to collect the full amount of the loan, the individual loan loss allowances must be equal to 100.0% of the loan within 90 days as of the filing of the lawsuit. The Chilean Superintendency of Banks has ruled that in the case of past due loans, individual allowances for loan losses should be made only for the difference between 100.0% of the past due portion of a past due loan (or the full amount of the loan if the preceding sentence applies) and the allowances made for such loan when calculating the global loan loss allowances. As of December 31, 2003, the aggregate amount of our individual allowances for loan losses was 22.0% of the required minimum allowances for loan losses. Prior to January 1, 2004, a bank could also voluntarily maintain additional allowances for loan losses in excess of the minimum amounts required as global and individual allowances.

Classification of Banks

    The Chilean Superintendency of Banks regularly examines and evaluates each financial institution’s credit management process, including its compliance with the loan classification guidelines, and on that basis classifies banks and other financial institutions into five categories. In accordance with amended regulations effective as of January 1, 2004, Category I is reserved for financial institutions that have been rated level A (the highest rating) in terms of solvency and management. Category II is reserved for financial institutions that have been rated level A in terms of solvency and level B in terms of management; or level B in terms of solvency and level A in terms of management or level B in terms of solvency and level B in terms of management. Category III is reserved for financial institutions that have been rated level B in terms of solvency, and level B in terms of management for two or more consecutive review periods; or level A in terms of solvency and level C in terms of management or level B in terms of solvency and level C in terms of management. Category IV is reserved for financial institutions that are rated level A or B in terms of solvency that have been rated level C in terms of management for two or more consecutive review periods. Category V is reserved for financial institutions that have been rated level C in terms of solvency, irrespective of their level of management.

    For classification purposes, banks are rated according to their solvency using the following guidelines: Level A banks are those banks whose effective equity (after deduction of accumulated losses during the financial year) to risk weighted assets ratio is equal or greater than 10.0%. Level B banks are those whose effective equity (after deduction of accumulated losses during the financial year) to risk weighted assets ratio is equal or greater than 8.0% and lower than 10.0%, and level C banks are those whose effective equity (after deduction of the accumulated losses during the financial year) to risk weighted assets ratio is lower than 8.0%.

    For classification purposes, a bank’s management is rated as follows: Level A banks are those banks that are not rated as level B or C banks. Level B banks are those banks that show some level of weakness in their internal controls, information systems, timely follow up of risks, private risk rating or capacity to face contingency scenarios. Level C banks are those banks that have shown significant deficiencies in their internal controls, information systems, timely follow up of risks, private risk rating or capacity to face contingency scenarios.

    We have been classified in Category I since December 1991, when the classification system established by the Chilean Superintendency of Banks became applicable to us.

    In addition, in accordance with the new regulations effective as of January 1, 2004, banks are classified in categories 1, 2, 3 and 4 depending on how the models and methods used by the bank to classify its loan portfolio and determine allowances for loan losses and possible losses vary from those determined by the Chilean Superintendency of Banks. Category 1 banks are those banks whose methods and models are satisfactory to the Chilean Superintendency of Banks. Category 1 banks are entitled to continue using the same methods and models they currently have in place. A bank classified as a Category 2 bank must maintain the minimum levels of allowances established by the Chilean Superintendency of Banks while its board of directors is made aware of the problems detected by the Chilean Superintendency of Banks and takes steps to correct them. Finally, banks classified as categories 3 and 4 banks must maintain the minimum levels of allowances established by the Chilean Superintendency of Banks until they are authorized by the Chilean Superintendency of Banks to do otherwise.

   Classification of Loan Portfolio

    For purposes of these new classifications, loans are divided into: (i) consumer loans (including loans granted to individuals for the purpose of financing the acquisition of consumer goods or payment of services); (ii) residential mortgage loans (including loans granted to individuals for the acquisition, construction or repair of residential real estate, in which the value of the property covers at least 100% of the amount of the loan); (iii) leasing operations (including consumer leasing, commercial leasing and residential leasing); (iv) factoring operations and (v) commercial loans (includes all loans other than the loans described in (i) through (iv) above).

    In accordance with the new regulations effective as of January 1, 2004, the models and methods used to classify our loan portfolio must follow the following guiding principles, which have been established by the Chilean Superintendency of Banks.

   Models based on the individual analysis of borrowers

  Requires the assignment of a risk category level to each borrower and its respective loans.
  Must consider the following risk factors within the analysis: industry or sector of the borrower, owners or managers of the borrower, its financial situation, its payment capacity and payment behavior.

    One of the following risk categories must be assigned to each loan and borrower upon finishing the analysis:

  Classifications A1, A2 and A3 correspond to borrowers with no apparent credit risk.
  Classification B corresponds to borrowers with some credit risk but no apparent deterioration of payment capacity.

  Classifications C1, C2, C3, C4, D1 and D2 correspond to borrowers whose loans have deteriorated.
  For loans classified as A1, A2, A3 and B, the board of directors of a bank is authorized to determine the levels of required allowances. For loans classified in Categories C1, C2, C3, C4, D1 and D2, the bank must have the following levels of allowances:
Classification	Estimated range of loss	Allowance
C1	Up to 3%	2%
C2	More than 3% up to 19%	10%
C3	More than 19% up to 29%	25%
C4	More than 29% up to 49%	40%
D1	More than 49% up to 79%	65%
D2	More than 79%	90%

   Models based on group analysis

  Suitable for the evaluation of a large number of borrowers whose individual loan amounts are relatively small. These models are intended to be used primarily to analyze loans to individuals and small companies.

  Levels of required services are to be determined by us, according to the estimated loss that may result from the loans, by classifying the loan portfolio using one or both of the following models:

    A model based on the characteristics of the borrowers and their outstanding loans. Borrowers and their loans with similar characteristics will be placed into groups and each group will be assigned a risk level.

    A model based on the behavior of a group of loans. Loans with analogous past payment histories and similar characteristics will be placed into groups and each group will be assigned a risk level.

Additional Allowances

    Under the new regulations, banks may create allowances above the limits described above only to cover specific risks that have been authorized by their board of directors. The concept of voluntary allowances has been eliminated by the new regulation.

Obligations Denominated in Foreign Currencies

    Foreign currency denominated obligations of Chilean banks are subject to four requirements:

  There is a reserve requirement of 9.0% for demand deposits and 3.6% for time deposits. See “—Reserve Requirements” above;
  A bank’s risk adjusted net asset (liability) foreign currency position cannot exceed 20% of its net capital base;

  Under Central Bank regulations applicable since August 31, 1999, (1) the aggregate amount of our net foreign currency liabilities having an original maturity of less than 30 days cannot exceed our net capital base and (2) the aggregate amount of our net foreign currency liabilities having an original maturity of less than 90 days cannot exceed twice our net capital base; and
  Since June 30, 2000, the interest rate mismatches of our foreign currency liabilities may not exceed 8.0% of our net capital base.

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

Legal Provisions Regarding Banking Institutions with Economic Difficulties

    The General Banking Law provides that if specified adverse circumstances exist at any bank, its board of directors must correct the situation within 30 days from the date of receipt of the relevant financial statements. If the board of directors is unable to do so, it must call a special shareholders’ meeting to increase the capital of the bank by the amount necessary to return the bank to financial stability. If the shareholders reject the capital increase, or if it is not effected within the term and in the manner agreed to at the meeting, or if the Chilean Superintendency of Banks does not approve the board of directors proposal, the bank will be barred from increasing its loan portfolio beyond that stated in the financial statements presented to the board of directors and from making any further investments in any instrument other than in instruments issued by the Central Bank. In such a case, or in the event that a bank is unable to make timely payment in respect of its obligations or if a bank is under provisional administration of the Chilean Superintendency of Banks, the General Banking Law provides that the bank may receive a two-year term loan from another bank. The terms and conditions of such a loan must be approved by the directors of both banks, as well as by the Chilean Superintendency of Banks, but need not be submitted to the borrowing bank’s shareholders for their approval. In any event, a creditor bank cannot grant interbank loans to an insolvent bank in an amount exceeding 25.0% of the creditor bank’s effective equity. The board of directors of a bank that is unable to make timely payment of its obligations must present a reorganization plan to its creditors in order to capitalize the credits, extend their respective terms, forgive debts or take other measures for the payment of the debts. If the board of directors of a bank submits a reorganization plan to its creditors and such arrangement is approved, all subordinated debt issued by the bank, whether or not matured, will be converted by operation of law into common stock in the amount required for the ratio of effective equity to risk-weighted assets not to be lower than 12.0%. If a bank fails to pay an obligation, it must notify the Chilean Superintendency of Banks, which shall determine if the bank is solvent.

Dissolution and Liquidation of Banks

    The Chilean Superintendency of Banks may establish that a bank should be liquidated for the benefit of its depositors or other creditors when such bank does not have the necessary solvency to continue its operations. In such case, the Chilean Superintendency of Banks must revoke a bank’s authorization to exist and order its mandatory liquidation, subject to agreement by the Central Bank. The Chilean Superintendency of Banks must also revoke a bank’s authorization if the reorganization plan of such bank has been rejected twice. The resolution by the Chilean Superintendency of Banks must state the reason for ordering the liquidation and must name a liquidator, unless the Superintendent of Banks assumes this responsibility. When a liquidation is declared, all checking accounts, other demand deposits received in the ordinary course of business, other deposits unconditionally payable immediately or that have a maturity of no more than 30 days, and any other deposits and receipts payable within 10 days, are required to be paid by using existing funds of the bank, its deposits with the Central Bank or its investments in instruments that represent its reserves. If these funds are insufficient to pay these obligations, the liquidator may seize the rest of the bank’s assets, as needed. If necessary and in specified circumstances, the Central Bank will lend the bank the funds necessary to pay these obligations. Any such loans are preferential to any claims of other creditors of the liquidated bank.

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

Rating Agency	Short Term	Long Term
Moody's	P2	Baa3
Standard and Poor's	A3	BBB-
Fitch IBCA	F2	BBB-

    A Chilean bank may invest in securities having a minimum rating as follows, provided that in case the total amount of these investments exceeds 20%, (or 30% in certain cases), of the effective equity of the bank, an allowance of 100% of the excess shall be established by the bank:

Rating Agency	Short Term	Long Term
Moody's	P2	Ba3
Standard and Poor's	A3	BB-
Fitch IBCA	F2	BB-

    If investments in these securities and certain loans referred to below exceed 70% of the effective equity of the bank, an allowance for 100% of the excess shall be established, unless the excess, up to 70% of the bank’s effective equity, is invested in securities having a minimum rating as follows:

Rating Agency	Short Term	Long Term
Moody's	P1	Aa3
Standard and Poor's	A-1+	AA-
Fitch IBCA	F1+	AA-

    Subject to specific conditions, a bank may grant loans in dollars to subsidiaries or branches of Chilean companies located abroad, to companies listed on foreign stock exchanges authorized by the Central Bank and, in general, to individuals and entities domiciled abroad, as long as the Central Bank is kept informed of such activities.

    In the event that the sum of the investments of a bank in foreign currency and of the commercial and foreign trade loans granted to foreign individuals and entities exceeds 70.0% of the effective equity of such bank, the excess is subject to a mandatory reserve of 100.0%

PROPERTY, PLANTS AND EQUIPMENT

    We are domiciled in Chile, and own the approximately 71,000 square meter building, located at Ahumada 251, Santiago, Chile, that serves as our executive offices, and which serves as the executive offices for most our subsidiaries. In addition, we own an approximately 15,000 square meter building located at Huerfanos 740, Santiago, Chile, where the remainder of our executive offices are located. At December 31, 2003, we owned the properties on which 125 of our full service branches are located (approximately 98,000 square meters of office space). We lease office space for our remaining 99 full service branches and for the New York branch and Miami agency, as well as for our representative offices. We also own properties throughout Chile for back office and administrative operations, as well as for storage of documents and other purposes. We believe that our facilities are adequate for our present needs and suitable for their intended purposes.

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

Average Balance Sheets, Interest Earned on Interest Earning Assets and Interest Paid on Interest Bearing Liabilities

    The average balances for interest earning assets and interest bearing liabilities, including interest and readjustments received and paid, have been calculated on the basis of our daily balances and on the basis of monthly balances for our subsidiaries. These average balances are presented in Chilean pesos (Ch$), in UF and in foreign currencies (principally U.S. dollar). The UF is a unit of account which is linked to, and which is adjusted daily to reflect changes in, the Consumer Price Index. See notes 1(b) and (c) to our audited consolidated financial statements.

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

    Because of the significant revaluation of the Chilean peso against the U.S. dollar in 2003 (the published Observed Exchange Rate was Ch$599.42 per U.S. $1.00 on December 31, 2003 as compared to Ch$712.38 per U.S. $1.00 on December 31, 2002), and the fact that nominal interest rates and the inflation rate were comparatively low in 2003, most real interest rates on foreign currency assets and liabilities shown in the tables in “—Selected Statistical Information” are negative for 2003.

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

    The following tables show, by currency of denomination, average balances and, where applicable, interest amounts, nominal and real rates for our assets and liabilities for the years ended December 31, 2001, 2002 and 2003:

	Year Ended December 31,

	2001						2002						2003

	Average balance		Interest earned		Average nominal rate	Average real rate	Average balance		Interest earned		Average nominal rate	Average real rate	Average balance		Interest earned		Average nominal rate	Average real rate

	(in millions of constant Ch$ as of December 31, 2003, except percentages)

Assets

Interest earning assets

Interbank deposits
Ch$	Ch$	-	Ch$	-	-	-	Ch$	-	Ch$	-	-	-	Ch$	-	Ch$	-	-	-
UF		-		-	-	-		-		-	-	-		-		-	-	-
Foreign currency		120,716		6,206	5.14%	17.37%		215,444		3,960	1.84%	7.52%		120,061		1,820	1.52%	(15.49)%

Total		120,716		6,206	5.14	17.37		215,444		3,960	1.84	7.52		120,061		1,820	1.52	(15.49)

Financial investments
Ch$		194,873		15,679	8.05	5.27		459,185		49,455	10.77	7.73		780,556		8,555	1.10	0.03
UF		900,043		72,675	8.07	5.29		1,003,502		68,431	6.82	3.89		637,557		(37,029)	-	-
Foreign currency		467,427		21,570	4.61	16.78		375,701		12,882	3.43	9.20		361,055		9,189	2.55	(14.63)

Total		1,562,343		109,924	7.04	8.73		1,838,388		130,768	7.11	5.94		1,779,168		(19,285)	-	-

Commercial loans
Ch$		416,545		85,712	20.58	17.48		888,260		138,528	15.60	12.43		1,126,735		127,495	11.32	10.14
UF		1,429,456		138,132	9.66	6.84		1,857,557		151,459	8.15	5.19		1,788,468		99,493	5.56	4.45
Foreign currency		187,404		12,512	6.68	19.09		300,318		6,965	2.32	8.03		247,813		3,134	1.26	(15.70)

Total		2,033,405		236,356	11.62	10.15		3,046,135		296,952	9.75	7.58		3,163,016		230,122	7.28	4.89

Consumer loans
Ch$		187,365		47,795	25.51	22.28		365,522		85,858	23.49	20.10		394,782		80,870	20.48	19.21
UF		19,318		2,284	11.82	8.95		29,054		2,970	10.22	7.20		27,080		2,460	9.08	7.93
Foreign currency		-		-	-	-		-		-	-	-		-		-	-	-

Total		206,683		50,079	24.23	21.03		394,576		88,828	22.51	19.15		421,862		83,330	19.75	18.49

Interbank loans
Ch$		64,627		2,685	4.15	1.48		63,947		2,315	3.62	0.78		54,470		1,346	2.47	1.39
UF		-		-	-	-		-		-	-	-		-		-	-	-
Foreign currency		36,237		2,891	7.98	20.54		36,473		1,416	3.88	9.68		29,249		568	1.94	(15.13)

Total		100,864		5,576	5.53	8.32		100,420		3,731	3.72	4.01		83,719		1,914	2.29	(4.39)

Leasing contracts
Ch$		1,551		277	17.86	14.83		1,243		209	16.81	13.61		6,122		602	9.83	8.67
UF		116,903		15,312	13.10	10.19		173,147		21,272	12.29	9.21		209,882		20,990	10.00	8.84
Foreign currency		55,523		13,181	23.74	38.13		67,243		10,917	16.24	22.72		49,236		(4,676)	-	-

Total		173,977		28,770	16.54	19.15		241,633		32,398	13.41	12.99		265,240		16,916	6.38	7.19

Foreign trade loans
Ch$		-		-	-	-		5,953		281	4.72	1.85		44,618		1,931	4.33	3.22
UF		-		-	-	-		972		66	6.79	3.86		12,690		497	3.92	2.82
Foreign currency		432,365		6,313	1.46	13.26		611,249		4,121	0.67	6.29		597,019		1,896	0.32	(16.49)

Total		432,365		6,313	1.46	13.26		618,174		4,468	0.72	6.25		654,327		4,324	0.66	(14.77)

Mortgage loans
Ch$		-		-	-	-		-		-	-	-		-		-	-	-
UF		806,332		88,550	10.98	8.13		1,243,318		132,192	10.63	7.60		1,157,150		106,295	9.19	8.03
Foreign currency		-		-	-	-		-		-	-	-		-		-	-	-

Total		806,332		88,550	10.98	8.13		1,243,318		132,192	10.63	7.60		1,157,150		106,295	9.19	8.03

Contingent loans
Ch$		37,189		2,715	7.30	7.30		44,515		1,409	3.17	3.17		44,549		1,343	3.01	3.01
UF		69,425		1,144	1.65	1.65		126,520		1,544	1.22	1.22		128,715		1,662	1.29	1.29
Foreign currency		184,795		381	0.21	0.21		199,231		324	0.16	0.16		221,558		256	0.12	0.12

Total		291,409		4,240	1.45	1.45		370,266		3,277	0.89	0.89		394,822		3,261	0.83	0.83

Past due loans
Ch$		12,215		-	-	-		31,659		-	-	-		28,376		3	0.01	(1.05)
UF		36,002		316	0.88	(1.72)		103,352		29	0.03	(2.72)		97,931		4	-	(1.05)
Foreign currency		4,348		-	-	-		11,181		-	-	-		9,043		-	-	-

Total		52,565		316	0.60	(1.18)		146,192		29	0.02	(1.92)		135,350		7	0.01	(0.98)

Total interest
earning assets
Ch$		914,365		154,863	16.94	13.93		1,860,284		278,055	14.95	11.79		2,480,208		222,145	8.96	7.80
UF		3,377,479		318,413	9.43	6.61		4,537,422		377,963	8.33	5.36		4,059,473		194,372	4.79	3.68
Foreign currency		1,488,815		63,054	4.24	16.36		1,816,840		40,585	2.23	7.94		1,635,034		12,187	0.75	(16.13)

Total	Ch$	5,780,659	Ch$	536,330	9.28%	10.28%	Ch$	8,214,546	Ch$	696,603	8.48%	7.39%	Ch$	8,174,715	Ch$	428,704	5.24%	0.97%

	Year Ended December 31,

	2001						2002						2003

	Average balance		Interest earned		Average nominal rate	Average real rate	Average balance		Interest earned		Average nominal rate	Average real rate	Average balance		Interest earned		Average nominal rate	Average real rate

		(in millions of constant Ch$ as of December 31, 2003, except percentages)
Assets

Non–interest earning assets Cash and due from banks
Ch$	Ch$	353,262	Ch$	—	—	—	Ch$	494,748	Ch$	—	—	—	Ch$	529,030	Ch$	—	—	—
UF		—		—	—	—		383		—	—	—		—		—	—	—
Foreign currency		45,802		—	—	—		67,826		—	—	—		112,839		—	—	—

Total		399,064		—	—	—		562,957		—	—	—		641,869		—	—	—

Allowances for loan losses
Ch$		(124,235)		—	—	—		(222,593)		—	—	—		(191,835)		—	—	—
UF		—		—	—	—		—		—	—	—		—		—	—	—
Foreign currency		(4,598)		—	—	—		(3,914)		—	—	—		(3,849)		—	—	—

Total		(128,833)		—	—	—		(226,507)		—	—	—		(195,684)		—	—	—

Fixed assets
Ch$		84,299		—	—	—		144,091		—	—	—		132,614		—	—	—
UF		—		—	—	—		—		—	—	—		—		—	—	—
Foreign currency		1,326		—	—	—		1,712		—	—	—		1,401		—	—	—

Total		85,625		—	—	—		145,803		—	—	—		134,015		—	—	—

Other assets
Ch$		91,526		—	—	—		239,866		—	—	—		213,086		—	—	—
UF		1,684		—	—	—		2,123		—	—	—		1,215		—	—	—
Foreign currency		50,785		—	—	—		126,765		—	—	—		64,679		—	—	—

Total		143,995		—	—	—		368,754		—	—	—		278,980		—	—	—

Total non – interest earning assets
Ch$		404,852		—	—	—		656,112		—	—	—		682,895		—	—	—
UF		1,684		—	—	—		2,506		—	—	—		1,215		—	—	—
Foreign currency		93,315		—	—	—		192,389		—	—	—		175,070		—	—	—

Total		499,851		—	—	—		851,007		—	—	—		859,180		—	—	—

Total assets
Ch$		1,319,217		154,863	—	—		2,516,396		278,055	—	—		3,163,103		222,145	—	—
UF		3,379,163		318,413	—	—		4,539,928		377,963	—	—		4,060,688		194,372	—	—
Foreign currency		1,582,130		63,054	—	—		2,009,229		40,585	—	—		1,810,104		12,187	—	—

Total	Ch$	6,280,510	Ch$	536,330	—%	—%	Ch$	9,065,553	Ch$	696,603	—%	—%	Ch$	9,033,895	Ch$	428,704	—%	—%

	Year Ended December 31,

	2001						2002						2003

	Average balance		Interest paid		Average nominal rate	Average real rate	Average balance		Interest paid		Average nominal rate	Average real rate	Average balance		Interest paid		Average nominal rate	Average real rate

Liabilities	(in millions of constant Ch$ as of December 31, 2003, except percentages)

Interest bearing liabilities

Interest bearing demand deposits
Ch$	Ch$	-	Ch$	-	-	-	Ch$	-	Ch$	-	-	-	Ch$	-	Ch$	-	-	-
UF		-		-	-	-		-		-	-	-		-		-	-	-
Foreign currency		-		-	-	-		-		-	-	-		-		-	-	-

Total		-		-	-	-		-		-	-	-		-		-	-	-

Savings accounts
Ch$		-		-	-	-		-		-	-	-		-		-	-	-
UF		95,517		6,056	6.34%	3.61%		171,009		7,232	4.23%	1.37%		174,847		2,914	1.67%	0.59%
Foreign currency		-		-	-	-		-		-	-	-		-		-	-	-

Total		95,517		6,056	6.34	3.61		171,009		7,232	4.23	1.37		174,847		2,914	1.67	0.59

Time deposits
Ch$		848,355		65,159	7.68	4.91		1,812,960		96,549	5.33	2.44		1,747,927		61,806	3.54	2.44
UF		1,327,686		96,552	7.27	4.51		944,398		41,855	4.43	1.57		779,979		18,555	2.38	1.30
Foreign currency		500,061		14,137	2.83	14.79		792,949		6,623	0.84	6.46		800,582		3,634	0.45	(16.37)

Total		2,676,102		175,848	6.57	6.56		3,550,307		145,027	4.08	3.11		3,328,488		83,995	2.52	(2.35)

Central Bank borrowings
Ch$		31,088		1,766	5.68	2.96		57,113		2,137	3.74	0.90		64,256		1,547	2.41	1.32
UF		2,793		163	5.84	3.11		4,032		123	3.05	0.22		3,310		156	4.71	3.60
Foreign currency		-		-	-	-		-		-	-	-		677		18	2.66	(14.54)

Total		33,881		1,929	5.69	2.97		61,145		2,260	3.70	0.85		68,243		1,721	2.52	1.28

Repurchase agreements
Ch$		130,326		8,715	6.69	3.94		212,405		8,814	4.15	1.29		213,171		6,891	3.23	2.14
UF		9,611		577	6.00	3.28		5,245		97	1.85	(0.94)		24,777		826	3.33	2.24
Foreign currency		37,715		2,316	6.14	18.49		157,772		1,557	0.99	6.62		113,001		979	0.87	(16.03)

Total		177,652		11,608	6.53	6.99		375,422		10,468	2.79	3.50		350,949		8,696	2.48	(3.70)

Mortgage finance bonds
Ch$		-		-	-	-		-		-	-	-		-		-	-	-
UF		842,115		80,497	9.56	6.74		1,280,975		123,797	9.66	6.66		1,025,770		75,720	7.38	6.24

Foreign currency		-		-	-	-		-		-	-	-		-		-	-	-
Total		842,115		80,497	9.56	6.74		1,280,975		123,797	9.66	6.66		1,025,770		75,720	7.38	6.24

Other interest bearing liabilities(1)
Ch$		21,581		8,580	39.76	36.16		36,450		3,652	10.02	7.00		43,297		7,929	18.31	17.06
UF		178,182		17,278	9.70	6.88		324,934		29,553	9.10	6.10		293,926		22,507	7.66	6.52
Foreign currency		393,395		11,017	2.80	14.76		394,986		3,349	0.85	6.48		678,301		752	0.11	(16.66)

Total		593,158		36,875	6.22	13.17		756,370		36,554	4.83	6.34		1,015,524		31,188	3.07	(8.51)

Total interest bearing liabilities
Ch$		1,031,350		84,220	8.17	5.38		2,118,928		111,152	5.25	2.36		2,068,651		78,173	3.78	2.68
UF		2,455,904		201,123	8.19	5.41		2,730,593		202,657	7.42	4.48		2,302,609		120,678	5.24	4.13
Foreign currency		931,171		27,470	2.95	14.93		1,345,707		11,529	0.86	6.49		1,592,561		5,383	0.34	(16.47)

Total	Ch$	4,418,425	Ch$	312,813	7.08%	7.41%	Ch$	6,195,228	Ch$	325,338	5.25%	4.19%	Ch$	5,963,821	Ch$	204,234	3.42%	(1.87)%

___________________
(1)	Other interest bearing liabilities primarily include foreign borrowings, subordinated bonds, bonds and borrowings from domestic financial institutions.

	Year Ended December 31,

	2001						2002						2003

	Average balance		Interest paid		Average nominal rate	Average real rate	Average balance		Interest paid		Average nominal rate	Average real rate	Average balance		Interest paid		Average nominal rate	Average real rate

Liabilities	(in millions of constant Ch$ as of December 31, 2003, except percentages)

Non–interest bearing liabilities

Non–interest bearing demand deposits
Ch$	Ch$	805,569	Ch$	-	-	-	Ch$	1,207,113	Ch$	-	-	-	Ch$	1,360,430	Ch$	-	-	-
UF		3,288		-	-	-		13,266		-	-	-		11,448		-	-	-
Foreign currency		258,403		-	-	-		373,359		-	-	-		456,051		-	-	-

Total		1,067,260		-	-	-		1,593,738		-	-	-		1,827,929		-	-	-

Contingent liabilities
Ch$		37,083		-	-	-		44,460		-	-	-		44,426		-	-	-
UF		69,061		-	-	-		126,461		-	-	-		128,303		-	-	-
Foreign currency		185,029		-	-	-		199,575		-	-	-		222,085		-	-	-

Total		291,173		-	-	-		370,496		-	-	-		394,814		-	-	-

Other non–interest bearing
Ch$		34,690		-	-	-		111,716		-	-	-		107,331		-	-	-
UF		4,732		-	-	-		5,406		-	-	-		3,911		-	-	-
Foreign currency		74,386		-	-	-		177,088		-	-	-		83,682		-	-	-

Total		113,808		-	-	-		294,210		-	-	-		194,924		-	-	-

Shareholders’ equity
Ch$		389,844		-	-	-		611,881		-	-	-		652,407		-	-	-
UF		-		-	-	-		-		-	-	-		-		-	-	-
Foreign currency		-		-	-	-		-		-	-	-		-		-	-	-

Total		389,844		-	-	-		611,881		-	-	-		652,407		-	-	-

Total non–interest bearing liabilities and shareholders’ equity
Ch$		1,267,186		-	-	-		1,975,170		-	-	-		2,164,594		-	-	-
UF		77,081		-	-	-		145,133		-	-	-		143,662		-	-	-
Foreign currency		517,818		-	-	-		750,022		-	-	-		761,818		-	-	-

Total		1,862,085		-	-	-		2,870,325		-	-	-		3,070,074		-	-	-

Total liabilities and shareholders’ equity
Ch$		2,298,536		84,220	-	-		4,094,098		111,152	-	-		4,233,245		78,173	-	-
UF		2,532,985		201,123	-	-		2,875,726		202,657	-	-		2,446,271		120,678	-	-
Foreign currency		1,448,989		27,470	-	-		2,095,729		11,529	-	-		2,354,379		5,383	-	-

Total	Ch$	6,280,510	Ch$	312,813	-%	-%	Ch$	9,065,553	Ch$	325,338	-%	-%	Ch$	9,033,895	Ch$	204,234	-%	-%

Interest Earning Assets and Net Interest Margin

    The following table analyzes, by currency of denomination, the levels of our average interest earning assets and net interest, and illustrates the comparative margins obtained, for each of the periods indicated.

	Year Ended December 31,

	2001	2002	2003

	(in millions of constant Ch$ as of December 31, 2003, except for percentages)

Total average interest earning assets
Ch$	Ch$ 914,365	Ch$ 1,860,284	Ch$ 2,480,208
UF	3,377,479	4,537,422	4,059,473
Foreign currency	1,488,815	1,816,840	1,635,034

Total	5,780,659	8,214,546	8,174,715

Net interest earned(1)
Ch$	70,643	166,903	143,972
UF	117,290	175,306	73,694
Foreign currency	35,584	29,056	6,804

Total	Ch$ 223,517	Ch$ 371,265	Ch$ 224,470

Net interest margin, nominal basis(2)
Ch$	7.73%	8.97%	5.80%
UF	3.47	3.86	1.82
Foreign currency	2.39	1.60	0.42

Total	3.87%	4.52%	2.75%

___________________

(1)	Net interest earned is defined as interest revenue earned less interest expense incurred.
(2)	Net interest margin, nominal basis is defined as net interest earned divided by average interest earning assets.

Changes in Net Interest Revenue—Volume and Rate Analysis

    The following tables compare, by currency of denomination, changes in our net interest revenue between 2002 and 2003 and between 2001 and 2002 caused by (1) changes in the average volume of interest earning assets and interest bearing liabilities and (2) changes in their respective nominal interest rates. Volume and rate variances have been calculated based on movements in average balances over the period and changes in nominal interest rate, average interest earning assets and average interest bearing liabilities. The net change attributable to changes in both volume and rate has been allocated proportionately to the change in volume and the change in rate.

	Increase (Decrease) from 2001 to 2002 due to changes in		Net change from 2001 to 2002	Increase (Decrease) from 2002 to 2003 due to changes in		Net change from 2002 to 2003
	Volume	Rate		Volume	Rate
Assets	(in millions of constant Ch$ as of December 31, 2003)

Interest earning assets

Interbank deposits
Ch$	Ch$ —	Ch$ —	Ch$ —	Ch$ —	Ch$ —	Ch$ —
UF	—	—	—	—	—	—
Foreign currency	3,150	(5,396)	(2,246)	(1,533)	(607)	(2,140)

Total	3,150	(5,396)	(2,246)	(1,533)	(607)	(2,140)

Financial investments
Ch$	27,028	6,748	33,776	20,997	(61,897)	(40,900)
UF	7,802	(12,046)	(4,244)	(55,315)	(50,145)	(105,460)
Foreign currency	(3,762)	(4,926)	(8,688)	(485)	(3,208)	(3,693)

Total	31,068	(10,224)	20,844	(34,803)	(115,250)	(150,053)

Commercial loans
Ch$	77,705	(24,889)	52,816	32,144	(43,177)	(11,033)
UF	37,121	(23,794)	13,327	(5,446)	(46,520)	(51,966)
Foreign currency	5,177	(10,724)	(5,547)	(1,064)	(2,767)	(3,831)

Total	120,003	(59,407)	60,596	25,634	(92,464)	(66,830)

Consumer loans
Ch$	42,124	(4,061)	38,063	6,535	(11,523)	(4,988)
UF	1,028	(342)	686	(193)	(317)	(510)
Foreign currency	—	—	—	—	—	—

Total	43,152	(4,403)	38,749	6,342	(11,840)	(5,498)

Interbank loans
Ch$	(28)	(342)	(370)	(308)	(661)	(969)
UF	—	—	—	—	—	—
Foreign currency	19	(1,494)	(1,475)	(241)	(607)	(848)

Total	(9)	(1,836)	(1,845)	(549)	(1,268)	(1,817)

Leasing contracts
Ch$	(53)	(15)	(68)	512	(119)	393
UF	6,962	(1,002)	5,960	4,066	(4,348)	(282)
Foreign currency	2,430	(4,694)	(2,264)	(6,982)	(8,611)	(15,593)

Total	9,339	(5,711)	3,628	(2,404)	(13,078)	(15,482)

Foreign trade loans
Ch$	281	—	281	1,675	(25)	1,650
UF	66	—	66	470	(39)	431
Foreign currency	2,001	(4,193)	(2,192)	(94)	(2,131)	(2,225)

Total	2,348	(4,193)	(1,845)	2,051	(2,195)	(144)

Mortgage loans
Ch$	—	—	—	—	—	—
UF	46,546	(2,904)	43,642	(8,741)	(17,156)	(25,897)
Foreign currency	—	—	—	—	—	—

Total	46,546	(2,904)	43,642	(8,741)	(17,156)	(25,897)

Contingent loans
Ch$	457	(1,763)	(1,306)	1	(67)	(66)
UF	755	(355)	400	27	91	118
Foreign currency	28	(85)	(57)	33	(101)	(68)

Total	1,240	(2,203)	(963)	61	(77)	(16)

Past due loans
Ch$	—	—	—	—	3	3
UF	214	(501)	(287)	(1)	(24)	(25)
Foreign currency	—	—	—	—	—	—

Total	214	(501)	(287)	(1)	(21)	(22)

Total interest earning assets
Ch$	147,514	(24,322)	123,192	61,556	(117,466)	(55,910)
UF	100,494	(40,944)	59,550	(65,133)	(118,458)	(183,591)
Foreign currency	9,043	(31,512)	(22,469)	(10,366)	(18,032)	(28,398)

Total	Ch$ 257,051	Ch$ (96,778)	Ch$ 160,273	Ch$ (13,943)	Ch$ (253,956)	Ch$ (267,899)

	Increase (Decrease) from 2001 to 2002 due to changes in		Net change from 2001 to 2002	Increase (Decrease) from 2002 to 2003 due to changes in		Net change from 2002 to 2003
	Volume	Rate		Volume	Rate
	(in millions of constant Ch$ as of December 31, 2003)

Liabilities

Interest bearing liabilities

Interest bearing demand deposits
Ch$	Ch$ —	Ch$ —	Ch$ —	Ch$ —	Ch$ —	Ch$ —
UF	—	—	—	—	—	—
Foreign currency	—	—	—	—	—	—

Total	—	—	—	—	—	—

Savings accounts
Ch$	—	—	—	—	—	—
UF	3,665	(2,489)	1,176	159	(4,477)	(4,318)
Foreign currency	—	—	—	—	—	—

Total	3,665	(2,489)	1,176	159	(4,477)	(4,318)

Time deposits
Ch$	56,195	(24,805)	31,390	(3,351)	(31,392)	(34,743)
UF	(23,247)	(31,450)	(54,697)	(6,365)	(16,935)	(23,300)
Foreign currency	5,632	(13,146)	(7,514)	63	(3,052)	(2,989)

Total	38,580	(69,401)	(30,821)	(9,653)	(51,379)	(61,032)

Central Bank borrowings
Ch$	1,120	(749)	371	243	(833)	(590)
UF	56	(96)	(40)	(25)	58	33
Foreign currency	—	—	—	18	—	18

Total	1,176	(845)	331	236	(775)	(539)

Repurchase agreements
Ch$	4,189	(4,090)	99	32	(1,955)	(1,923)
UF	(190)	(290)	(480)	600	129	729
Foreign currency	2,476	(3,235)	(759)	(404)	(174)	(578)

Total	6,475	(7,615)	(1,140)	228	(2,000)	(1,772)

Mortgage finance bonds
Ch$	—	—	—	—	—	—
UF	42,403	897	43,300	(21,998)	(26,079)	(48,077)
Foreign currency	—	—	—	—	—	—

Total	42,403	897	43,300	(21,998)	(26,079)	(48,077)

Other interest bearing liabilities
Ch$	3,791	(8,719)	(4,928)	791	3,486	4,277
UF	13,409	(1,134)	12,275	(2,652)	(4,394)	(7,046)
Foreign currency	44	(7,712)	(7,668)	1,458	(4,055)	(2,597)

Total	17,244	(17,565)	(321)	(403)	(4,963)	(5,366)

Total interest bearing liabilities
Ch$	65,295	(38,363)	26,932	(2,285)	(30,694)	(32,979)
UF	36,096	(34,562)	1,534	(30,281)	(51,698)	(81,979)
Foreign currency	8,152	(24,093)	(15,941)	1,135	(7,281)	(6,146)

Total	Ch$ 109,543	Ch$ (97,018)	Ch$ 12,525	Ch$ (31,431)	Ch$ (89,673)	Ch$ (121,104)

Investment Portfolio

    The following table sets forth our investment in Chilean government and corporate securities and certain other financial investments as of December 31, 2001, 2002 and 2003. Financial investments traded on a secondary market are shown adjusted to market value, following specific instructions from the Chilean Superintendency of Banks. These instructions provide for the recognition of such adjustments against income except in the case of a permanent portfolio, where an equity account, “Unrealized gains (losses) on permanent financial investments,” may be directly adjusted, subject to certain restrictions.

	December 31,			Weighted Average Nominal Rate

	2001	2002	2003	at December 31, 2003

	(in millions of constant Ch$ as of December 31, 2003, except for rate data)

Central Bank and Government Securities
Marketable debt securities	Ch$ 547,221	Ch$ 599,067	Ch$ 968,401	3.45%
Marketable debt securities with limited secondary market	400,872	273,446	—	—
Chilean government securities	27,217	5,532	41,848	5.01
Investments purchased under agreements to resell	30,817	32,499	29,660	3.68
Investments collateral under agreements to repurchase	79,823	196,984	324,576	3.23

Subtotal	1,085,950	1,107,528	1,364,485	3.45

Corporate Securities and Other Financial Investments
Investments in Chilean financial institutions	6,492	45,494	131,945	3.00
Mortgage finance bonds issued by us	144,191	—	—	—
Foreign government notes	256,758	51,617	33,613	1.39
Investments in foreign countries	127,776	279,890	186,559	2.72
Other financial investments	28,874	48,123	106,365	6.46
Investments collateral under agreements to repurchase	66,156	82,238	93,357	4.94

Subtotal	630,247	507,362	551,839	3.80

Total	Ch$ 1,716,197	Ch$ 1,614,890	Ch$ 1,916,324	3.55%

    At December 31, 2003, financial instruments issued by the Central Bank were the only financial instruments we held whose aggregate book value exceeded 10% of our shareholders’ equity. These financial instruments are accounted for in the audited consolidated financial statements at market value. See note 1(f) to our audited consolidated financial statements. The value of such investments at December 31, 2003 is as follows:

Issuer	Carrying Value	Market Value

(in millions of constant Ch$ as of December 31, 2003)

Central Bank	Ch$ 1,292,977	Ch$ 1,292,977

    The following table sets forth an analysis of our investments at December 31, 2003, by time remaining to maturity and the weighted average nominal rates of such investments:

	Within one Year(1)	Rate	After one year but within five years	Rate	After five years	Rate	Total	Rate

	(in millions of constant Ch$ as of December 31, 2003, except for rate data)
Central Bank and Government Securities
Marketable debt securities	Ch$ 968,401	3.45%	Ch$ —	—%	Ch$ —	—%	Ch$ 968,401	3.45%
Chilean government securities	41,848	5.01	—	—	—	—	41,848	5.01
Investments purchased under agreements to resell	29,660	3.68	—	—	—	—	29,660	3.68
Investments collateral under agreements to repurchase	324,576	3.23	—	—	—	—	324,576	3.23

Subtotal	1,364,485	3.45	—	—	—	—	1,364,485	3.45

Corporate Securities and Other Financial Investments
Investments in Chilean financial institutions	131,945	3.00	—	—	—	—	131,945	3.00
Mortgage finance bonds issued by us	33,613	1.39	—	—	—	—	33,613	1.39
Foreign government notes	186,559	2.72	—	—	—	—	186,559	2.72
Other financial investments	97,409	6.40	8,956	7.11	—	—	106,365	6.46
Investments collateral under agreements to repurchase	93,357	4.94	—	—	—	—	93,357	4.94

Subtotal	542,883	3.75	8,956	7.11	—	—	551,839	3.80

Total	Ch$ 1,907,368	3.54%	Ch$ 8,956	7.11%	Ch$ —	—%	Ch$ 1,916,324	3.55%

__________________
(1)	In accordance with the regulations of the Chilean Superintendency of Banks, trading investments are classified as due within 1 year.

The following table sets forth an analysis under U.S. GAAP of investments and deposits held to maturity by type:

	As of December 31,

	2001			2002			2003

Instruments	Carrying Value	Unrealized Gains (Losses)	Estimated Fair Value	Carrying Value	Unrealized Gains (Losses)	Estimated Fair Value	Carrying Value	Unrealized Gains (Losses)	Estimated Fair Value

	(in millions of constant Ch$ as of December 31, 2003)
Foreign private sector
debt securities	8,188	—	8,188	—	—	—	—	—	—
Foreign financial
institutions debt
securities	1,860	38	1,898	—	—	—	—	—	—
U.S. government debt
securities	37,396	73	37,469	39,450	5	39,455	21,017	4	21,021
Chilean government
securities	Ch$ 413,006	(7,481)	Ch$ 405,525	277,505	5	277,510	—	—	—

Total	Ch$ 460,450	(7,370)	Ch$ 453,080	Ch$ 316,955	Ch$ 10	Ch$ 316,965	Ch$ 21,017	Ch$ 4	Ch$ 21,021

Loan Portfolio

    The following table analyzes our loans by type of loan and risk classification. All loan amounts stated below are before deduction of allowances for loan losses. Total loans reflect our loan portfolio, including past due principal amounts.

	December 31,

	1999	2000	2001	2002	2003

	(in millions of constant Ch$ as of December 31, 2003)

Commercial loans:
General commercial loans	Ch$ 1,596,010	Ch$ 1,706,247	Ch$ 1,684,195	Ch$ 2,542,492	Ch$ 2,557,000
Foreign trade loans	400,035	394,691	392,323	617,788	658,280
Interbank loans	19,161	29,060	24,698	55,366	13,223
Leasing contracts	199,640	180,450	173,893	251,584	268,956
Other outstanding loans	285,439	367,714	333,069	607,899	636,649

Subtotal commercial loans	2,500,285	2,678,162	2,608,178	4,075,129	4,134,108

Mortgage loans:
Residential	346,653	380,494	432,916	586,575	604,099
Commercial	418,892	423,036	407,587	612,569	523,931

Subtotal mortgage loans	765,545	803,530	840,503	1,199,144	1,128,030

Consumer loans	192,771	203,117	216,625	416,885	478,093

Past due loans:
Commercial loans	32,360	45,924	39,571	130,433	90,548
Residential mortgage loans	3,514	4,700	6,556	10,347	11,180
Consumer loans	2,789	3,040	2,841	4,594	3,370
Leasing contracts	3,373	786	458	1,012	405

Subtotal past due loans	42,036	54,450	49,426	146,386	105,503

Contingent loans	280,592	269,410	299,599	385,585	409,612

Total loans	Ch$ 3,781,229	Ch$ 4,008,669	Ch$ 4,014,331	Ch$ 6,223,129	Ch$ 6,255,346

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

    Other outstanding loans include lines of credit, bills of exchange and mortgage loans, which are financed by our general borrowings.

    Past due loans are loansthat are overdue as to any payment of principal or interest by 90 days or more.

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

Maturity and Interest Rate Sensitivity of Loans as of December 31, 2003

    The following table sets forth an analysis by type and time remaining to maturity of our loans at December 31, 2003:

	Balance as of December 31, 2003	Due within 1 month	Due after 1 month but within 6 months	Due after 6 months but within 12 months	Due after 1 year but within 3 years	Due after 3 years but within 5 years	Due after 5 years

	(in millions of constant Ch$ as of December 31, 2003)
Commercial loans	Ch$ 2,557,000	Ch$ 498,489	Ch$ 693,165	Ch$ 304,409	Ch$ 542,825	Ch$ 210,215	Ch$ 307,897
Consumer loans	478,093	97,168	85,464	82,421	177,208	30,265	5,567
Mortgage loans	1,128,030	12,189	40,767	49,154	197,540	189,156	639,224
Foreign trade loans	658,280	67,979	479,376	104,864	5,834	152	75
Interbank loans	13,223	8,501	3,155	156	1,411	—	—
Leasing contracts	268,956	6,928	27,768	31,098	86,107	49,670	67,385
Other outstanding loans	636,649	262,235	43,628	11,391	37,822	37,158	244,415
Past due loans	105,503	105,503	—	—	—	—	—

Subtotal	5,845,734	1,058,992	1,373,323	583,493	1,048,747	516,616	1,264,563
Contingent loans	409,612	80,361	184,804	68,691	62,031	11,974	1,751

Total loans	Ch$ 6,255,346	Ch$ 1,139,353	Ch$ 1,558,127	Ch$ 652,184	Ch$ 1,110,778	Ch$ 528,590	Ch$ 1,266,314

    The following table presents the interest rate sensitivity of our outstanding loans due after one year as of December 31, 2003, not including contingent loans:

As of December 31, 2003

(in millions of constant Ch$ as of December 31, 2003)
Variable rate
Ch$	Ch$ 8,272
UF	491,836
Foreign currency	103,464

Total	603,572
Fixed rate
Ch$	424,463
UF	1,778,231
Foreign currency	23,660

Total	2,226,354

Total	Ch$ 2,829,926

Loans by Economic Activity

    The following table sets forth at the dates indicated an analysis of our loan portfolio based on the borrower's principal economic activity. Loans to individuals for business purposes are allocated to their respective economic activity. The table does not reflect outstanding contingent loans.

	As of December 31,

	2001		2002		2003

	Loan Portfolio	% of loan Portfolio	Loan Portfolio	% of loan Portfolio	Loan Portfolio	% of loan Portfolio

	(in millions of constant Ch$ as of December 31, 2003, except for percentages)
Agriculture, Livestock, Forestry, Agribusiness, Fishing
Agriculture and livestock	Ch$ 165,684	4.46%	Ch$ 198,304	3.40%	Ch$ 205,756	3.52%
Fruit	142,252	3.83	166,316	2.85	159,241	2.72
Forestry and wood extraction	26,668	0.72	30,856	0.53	17,519	0.30
Fishing	91,161	2.45	96,206	1.65	91,432	1.56

Subtotal	425,765	11.46	491,682	8.43	473,948	8.10
Mining and Petroleum
Mining and quarries	46,912	1.26	94,064	1.61	106,432	1.82
Natural gas and crude oil extraction	14,735	0.41	38,478	0.66	13,599	0.23

Subtotal	61,647	1.67	132,542	2.27	120,031	2.05
Manufacturing
Tobacco, food and beverages	127,686	3.44	165,320	2.83	159,224	2.72
Textiles, clothing and leather goods	50,236	1.35	69,572	1.19	67,068	1.15
Wood and wood products	38,364	1.03	52,625	0.90	61,010	1.04
Paper, printing and publishing	12,413	0.33	20,169	0.35	17,347	0.30
Oil refining, carbon and rubber	58,799	1.58	61,573	1.05	68,150	1.17
Production of basic metal, non-mineral, machine and equipment	150,372	4.05	155,418	2.66	166,073	2.84
Other manufacturing industries	28,158	0.76	72,083	1.23	72,639	1.24

Subtotal	466,028	12.54	596,760	10.21	611,511	10.46
Electricity, Gas and Water
Electricity, gas and water	54,005	1.45	77,220	1.32	72,073	1.23

Subtotal	54,005	1.45	77,220	1.32	72,073	1.23
Construction
Residential buildings	92,094	2.48	150,933	2.59	138,553	2.37
Other constructions	201,403	5.42	251,515	4.31	336,183	5.75

Subtotal	293,497	7.90	402,448	6.90	474,736	8.12
Commerce
Wholesale	106,343	2.86	261,833	4.49	286,270	4.90
Retail, restaurants and hotels	340,114	9.16	429,643	7.36	421,327	7.21

Subtotal	446,457	12.02	691,476	11.85	707,597	12.11
Transport, Storage and Communications
Transport and storage	99,862	2.69	113,346	1.94	126,088	2.16
Communications	28,119	0.76	26,912	0.46	40,414	0.69

Subtotal	127,981	3.45	140,258	2.40	166,502	2.85
Financial Services
Financial insurance and companies	338,068	9.10	615,054	10.54	527,269	9.02
Real estate and other financial services	367,047	9.88	532,291	9.12	573,442	9.81

Subtotal	705,115	18.98	1,147,345	19.66	1,100,711	18.83
Community, Social and Personal Services
Community, social and personal services	88,736	2.38	295,899	5.06	276,431	4.73

Subtotal	88,736	2.38	295,899	5.06	276,431	4.73
Consumer Loans	363,887	9.80	815,335	13.97	827,508	14.16
Residential Mortgage Loans	681,614	18.35	1,046,579	17.93	1,014,686	17.36

Total	Ch$ 3,714,732	100.00%	Ch$ 5,837,544	100.00%	Ch$ 5,845,734	100.00%

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

	As of December 31,

	2001	2002	2003

	(in millions of constant Ch$ as of December 31, 2003)

Albania	Ch$ 16	Ch$ 35	Ch$ —
Argentina	37,868	30,080	11,353
Australia	4	—	—
Austria	878	46	311
Belgium	161	434	382
Bolivia	865	179	6
Brazil	36,587	53,624	44,546
British West Indies	28,344	27,041	10,847
Canada	161	964	631
China	—	7,628	8,957
Colombia	4,117	6,403	2,587
Denmark	—	70	21
Ecuador	69	86	307
El Salvador	5,532	48	35
Finland	212	258	1,119
France	2,127	15,588	17,061
Germany	42	845	3,759
Holland	47	1,206	131
Hong Kong	258	223	1,496
India	178	545	4,652
Israel	16	12	—
Italy	—	538	937
Japan	3,053	2,177	12,634
Korea	32	3,220	—
Kuwait	—	18	—
Malaysia	—	—	18
Mexico	35,282	48,599	37,201
Monaco	—	—	30
Morocco	—	—	41
Netherlands	—	—	4,297
New Zealand	—	—	126
Norway	—	—	1,103
Panama	10,531	12,573	6,086
Paraguay	55	—	—
Peru	19,224	19,919	7,804
Portugal	—	—	108
Singapore	58	4,337	39
Slovenia	—	—	56
South Africa	18	258	42
South Korea	546	548	1,166
Spain	309	4,804	6,194
Switzerland	427	271	552
Sweden	384	1,550	1,484
Taiwan	—	515	105
United Arab Emirates	27	212	517
United Kingdom	948	6,815	2,626
United States	22,185	28,069	15,619
Uruguay	102	2	3,035
Venezuela	3,483	—	6,022
Yugoslavia	—	157	—

Total	Ch$ 214,146	Ch$ 279,897	Ch$ 216,043

    We also maintain deposits abroad, as needed to conduct our foreign trade transactions and manage liquidity. The table below lists the largest amounts of foreign deposits by country at the end of the past three years:

	December 31,

	2001	2002	2003

	(in millions of constant Ch$ as of December 31, 2003)

Australia	Ch$ 19	Ch$ 40	Ch$ 44
Austria	30	41	62
Belgium	113	73	203
Canada	150	267	367
China	199	—	162
Denmark	53	669	504
Finland	40	13	8
France	418	71	201
Germany	1,683	2,391	4,256
Italy	386	872	1,463
Japan	326	331	846
Netherlands	111	89	236
Norway	15	42	30
Spain	426	80	178
Sweden	100	120	84
Switzerland	298	230	196
United Kingdom	340	369	434
United States	83,581	87,599	86,939

Total	Ch$ 88,288	Ch$ 93,297	Ch$ 96,213

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

    Transactions in which the total customer credit risk is more than UF150,000 (approximately Ch$2,500 million) require the approval of a credit committee, which includes three directors and our Chief Executive Officer. Transactions in which the total customer credit risk is equal to or less than UF150,000 may be approved by other executives, depending on the amount involved, as follows:

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

    To evaluate a customer's credit risk, our commercial executives use various computerized data bases that provide information such as the customer's profile, indebtedness to us, financial statements, monthly sales information, profitability reports, indebtedness to other Chilean financial institutions and payment history with other creditors. For this purpose, the Chilean Superintendency of Banks makes information regarding a customer's indebtedness within the financial system available to banks. For individual customers, scoring and other automated systems are used to determine the customer's profile and payment capacity in terms of income, education, family obligations, other financial obligations and other factors.

    Our credit process is based on credit policies approved by our board of directors and procedures established by the credit committee. The credit risk management area is responsible for evaluating for us in the aggregate the risk presented by our current or potential customers. We also rely upon the collective efforts of our professional analysts who conduct reviews at the request of any of our commercial divisions and senior management. These reports analyze the amount of a credit, its use, its term, the customer's financial situation, the customer's profile and the market in which the customer operates. These reports are prepared in four different formats: in-depth, summary, follow-up and project analysis. The risk control division reviews periodically the quality of our loans, including the related loan classifications. This division has a team of inspectors who audit on an ongoing basis the compliance with the credit review process by the commercial executives who are involved in the credit analysis process, the various categories of risk assigned to customers, the reports on past due loans and our evaluation of debtors.

Classification of Loan Portfolio

    Chilean banks are required to classify their outstanding exposures on an ongoing basis for the purpose of determining the amount of allowances for loan losses. The Chilean Superintendency of Banks establishes the guidelines used by banks for such classifications, although banks are given some latitude in devising more stringent classification systems within such guidelines. The Chilean Superintendency of Banks amended its guidelines effective as of January 1, 2004. The amended guidelines do not apply to periods prior to January 1, 2004, and the amended guidelines have not been followed in preparing the information presented in “—Selected Statistical Information.” For a description of the amended guidelines see “Item 4. Information on the Company—Regulation and Supervision—Classification of Banks—Classification of Loan Portfolio.” The Chilean Superintendency of Banks regularly examines and evaluates each financial institution's credit management process, including its compliance with the loan classification guidelines.

    The information presented in “—Selected Statistical Information” has been prepared in accordance with the guidelines of the Chilean Superintendency of Banks in effect as of December 31, 2003, which we refer to as the previous guidelines. Under the previous guidelines, the Chilean Superintendency of Banks classified banks and other financial institutions into three categories. Category I was reserved for institutions that fully comply with the loan classification guidelines. Institutions were rated in Category II if their loan classification system revealed deficiencies that needed to be corrected by the bank's management. Lastly, Category III indicated significant deviations from the Chilean Superintendency of Banks guidelines that clearly reflected inadequacies in the evaluation of the risk and estimated losses associated with loans. We were classified as a Category I bank under the previous guidelines.

    Under the previous guidelines, for purposes of classification, loans were divided into consumer loans, residential mortgage loans and commercial loans, which for these classification purposes included all loans other than consumer loans and residential mortgage loans. In the case of commercial loans, the classification was based on the estimated losses on all loans outstanding to the borrower, as determined by the bank. In the case of consumer and residential mortgage loans, the extent to which payments are overdue determined the classification. Commercial and consumer loans were rated under the previous guidelines A, B, B-, C or D, while residential mortgage loans were rated only A, B or B-. For a description of the new classifications in effect under the amended guidelines that are effective as of January 1, 2004, see “Item 4. Information on the Company—Regulation and Supervision—Classification of Banks.” Our total exposure to each of our customers and the classification of their loans are continuously reviewed by our commercial officers and by the risk control division. The allowances required for each category of loans under the previous guidelines were as follows:

	Commercial loans range of estimated losses		Consumer loans past due status (1)		Residential mortgage loans past due status (1)		Allowances as a percentage of aggregate exposure

Category	From	To	From	To	From	To

			(Days)		(Days)
A	—	—	—	—	—	—	—
B	1%	5%	1	30	1	180	1%
B-	5	39	31	60	181	>81	20
C	40	79	61	120	—	—	60
D	80%	100%	>121	121	—	—	90%
___________________
(1)	In addition, we maintained additional allowances for consumer and residential mortgage loans, including renegotiated loans.

    The previous guidelines applicable to commercial loans required that we classify the greater of:

  the commercial loans outstanding to our 400 largest debtors; or

  the commercial loans outstanding to our largest debtors, aggregating 75% of the total amount of loans included in our commercial loan portfolio.

    The previous guidelines also required that we classify 100% of our residential mortgage and consumer loans. For these purposes, the loan amount included outstanding principal, whether or not past due, and accrued and unpaid interest.

    According to our internal credit policies, we classified our loans through December 31, 2003 using the previous guidelines. The criteria for determining the range of estimated losses for purposes of the classification of commercial loans was as follows:

Category “A” :
A borrower's loans were Category “A” if we had no doubt as to the borrower's ability to repay the loans in a timely manner, except to the extent reflected in the loan's original terms, including all interest due, and the revenues generated from the business of the borrower are sufficient to service the debt. If the borrower's business did not generate the revenues needed for debt service, or if repayment depended on revenues generated by another entity, its loans were not included in this category, even if fully secured.

Category “B” :
This category included loans outstanding to borrowers who had shown some degree of non-compliance with their obligations under the original conditions of their loans, but whose past financial records and market history indicated that such non-compliance should be temporary and, in any case, should not significantly affect the terms for repayment. This category also included loans to customers involved in economic activities that represented a higher risk for us. Category “B” was also the highest category for loans outstanding to borrowers whose source of repayment depended on revenues generated by another entity, and loans outstanding to borrowers whose business did not generate the revenues needed for debt service, but only if the loans were fully secured.

Category “B-”:
Loans included in this category were principally loans outstanding to borrowers who were experiencing financial difficulties and whose operational revenues or liquid assets were insufficient to service the loans and where the security for the loan covered 61% to 95% of the outstanding amount. Also included in this category were loans outstanding to borrowers whose financial history was insufficient or difficult to establish. Loans bearing interest rates that, due to our cost of funds, generate a financial loss of between 5% and 39% of the outstanding amount were also included in this category. Our internal guidelines prohibited us from categorizing as better than B- any loan to a customer for which the loan was currently subject to legal collection proceedings even if the customer's loan was more than fully secured.

Category “C”:
This category included loans outstanding to borrowers who were experiencing serious financial difficulties and whose operational revenues or liquid assets were insufficient to service the loans and where the security for the loan would cover 21% to 60% of the outstanding amount. Loans bearing interest rates that, due to our cost of funds, generate a financial loss of between 40% and 79% of the outstanding amount were also included in this category. We expected to suffer some degree of loss with respect to loans to borrowers in this category.

Category “D”:	This category included loans outstanding to borrowers for which the estimated recovery amount on all loans is 20% or less. A charge-off of most of these outstanding loans was expected.

Analysis of Our Loan Classification

    The following tables provide statistical data regarding the classification of our loans at the end of each of the last five years. As discussed above, our risk analysis system requires that loans to all customers be evaluated and classified, including past due and contingent loans:

	As of December 31, 1999

Category	Commercial Loans	Consumer Loans	Residential Mortgage Loans	Total Loans	Percentage of Evaluated Loans

	(in millions of constant Ch$ as of December 31, 2003)
A	Ch$ 1,338,050	Ch$ 169,799	Ch$ 432,114	Ch$ 1,939,963	51.79%
B	1,543,146	12,538	33,409	1,589,093	42.42
B–	174,093	4,724	3,806	182,623	4.87
C	20,479	5,038	—	25,517	0.68
D	5,615	3,463	—	9,078	0.24

Total evaluated loans	Ch$ 3,081,383	Ch$ 195,562	Ch$ 469,329	Ch$ 3,746,274	100.00%

Total loans	Ch$ 3,116,338	Ch$ 195,562	Ch$ 469,329	Ch$ 3,781,229

Percentage evaluated	98.88%	100.00%	100.00%	99.08%

	As of December 31, 2000

Category	Commercial Loans	Consumer Loans	Residential Mortgage Loans	Total Loans	Percentage of Evaluated Loans

	(in millions of constant Ch$ as of December 31, 2003)
A	Ch$ 1,481,093	Ch$ 178,952	Ch$ 482,245	Ch$ 2,142,290	53.98%
B	1,542,520	15,419	37,653	1,595,592	40.21
B–	182,266	5,083	6,658	194,007	4.89
C	22,815	3,958	—	26,773	0.67
D	7,096	2,746	—	9,842	0.25

Total evaluated loans	Ch$ 3,235,790	Ch$ 206,158	Ch$ 526,556	Ch$ 3,968,504	100.00%

Total loans	Ch$ 3,275,955	Ch$ 206,158	Ch$ 526,556	Ch$ 4,008,669

Percentage evaluated	98.77%	100.00%	100.00%	99.00%

	As of December 31, 2001

Category	Commercial Loans	Consumer Loans	Residential Mortgage Loans	Total Loans	Percentage of Evaluated Loans

	(in millions of constant Ch$ as of December 31, 2003)
A	Ch$ 1,351,295	Ch$ 189,985	Ch$ 526,873	Ch$ 2,068,153	52.10%
B	1,590,443	17,213	41,114	1,648,770	41.54
B–	173,098	5,827	7,223	186,148	4.69
C	52,901	3,850	—	56,751	1.43
D	6,805	2,591	—	9,396	0.24

Total evaluated loans	Ch$ 3,174,542	Ch$ 219,466	Ch$ 575,210	Ch$ 3,969,218	100.00%

Total loans	Ch$ 3,219,655	Ch$ 219,466	Ch$ 575,210	Ch$ 4,014,331

Percentage evaluated	98.60%	100.00%	100.00%	98.88%

	As of December 31, 2002

Category	Commercial Loans	Consumer Loans	Residential Mortgage Loans	Total Loans	Percentage of Evaluated Loans

	(in millions of constant Ch$ as of December 31, 2003)
A	Ch$ 2,233,961	Ch$ 357,688	Ch$ 783,437	Ch$ 3,375,086	54.69%
B	2,278,171	39,133	63,572	2,380,876	38.57
B–	219,415	9,505	19,733	248,653	4.03
C	121,439	8,162	—	129,601	2.10
D	30,902	6,990	—	37,892	0.61

Total evaluated loans	Ch$ 4,883,888	Ch$ 421,478	Ch$ 866,742	Ch$ 6,172,108	100.00%

Total loans	Ch$ 4,934,909	Ch$ 421,478	Ch$ 866,742	Ch$ 6,223,129

Percentage evaluated	98.97%	100.00%	100.00%	99.18%

	As of December 31, 2003

Category	Commercial Loans	Consumer Loans	Residential Mortgage Loans	Total Loans	Percentage of Evaluated Loans

	(in millions of constant Ch$ as of December 31, 2003)
A	Ch$ 2,227,167	Ch$ 428,789	Ch$ 822,102	Ch$ 3,478,058	55.97%
B	2,308,827	32,311	70,442	2,411,580	38.82
B–	179,748	8,356	21,092	209,196	3.37
C	66,098	6,907	—	73,005	1.18
D	35,712	5,099	—	40,811	0.66

Total evaluated loans	Ch$ 4,817,552	Ch$ 481,462	Ch$ 913,636	Ch$ 6,212,650	100.00%

Total loans	Ch$ 4,860,248	Ch$ 481,462	Ch$ 913,636	Ch$ 6,255,346

Percentage evaluated	99.12%	100.00%	100.00%	99.32%

Classification of Loan Portfolio Based on the Borrower's Payment Performance

    Interest and indexation readjustments from overdue loans are only recognized when and to the extent effectively received. Overdue loans are classified in groups of one to 29 days overdue, 30 to 89 days overdue, and 90 or more days overdue. This last group is referred to as “past due loans”. Past due loans must be covered by individual allowances for loan losses equivalent to 100% of any unsecured portion thereof, but only if, and to the extent that, the aggregate of all allowances for loan losses exceeds global allowances for loan losses. See ”—Allowances for Loan Losses—Individual Allowances for Loan Losses.”

    The following table sets forth as of December 31 of each of the last five years the amounts that are current as to payments of principal and interest and the amounts that are overdue:

	Domestic Loans

	As of December 31,

	1999	2000	2001	2002	2003

	(in millions of constant Ch$ as of December 31, 2003)
Current	Ch$ 3,485,925	Ch$ 3,691,795	Ch$ 3,727,793	Ch$ 5,750,096	Ch$ 5,899,609
Overdue 1-29 days	26,298	12,965	17,331	26,479	20,577
Overdue 30-89 days	12,291	10,196	6,566	22,458	13,614
Overdue 90 days or more (“past due”)	42,036	44,180	48,495	144,199	105,503

Total loans	Ch$ 3,566,550	Ch$ 3,759,136	Ch$ 3,800,185	Ch$ 5,943,232	Ch$ 6,039,303

	Foreign Loans

	As of December 31,

	1999	2000	2001	2002	2003

	(in millions of constant Ch$ as of December 31, 2003)
Current	Ch$ 214,679	Ch$ 239,263	Ch$ 212,815	Ch$ 277,710	Ch$ 216,043
Overdue 1-29 days	—	—	354	—	—
Overdue 30-89 days	—	—	46	—	—
Overdue 90 days or more (“past due”)	—	10,270	931	2,187	—

Total loans	Ch$ 214,679	Ch$ 249,533	Ch$ 214,146	Ch$ 279,897	Ch$ 216,043

	Total Loans

	As of December 31,

	1999	2000	2001	2002	2003

	(in millions of constant Ch$ as of December 31, 2003)
Current	Ch$ 3,700,604	Ch$ 3,931,058	Ch$ 3,940,608	Ch$ 6,027,806	Ch$ 6,115,652
Overdue 1-29 days	26,298	12,965	17,685	26,479	20,577
Overdue 30-89 days	12,291	10,196	6,612	22,458	13,614
Overdue 90 days or more (“past due”)	42,036	54,450	49,426	146,386	105,503

Total loans	Ch$ 3,781,229	Ch$ 4,008,669	Ch$ 4,014,331	Ch$ 6,223,129	Ch$ 6,255,346

Overdue loans expressed as a percentage of total loans	2.13%	1.94%	1.84%	3.14%	2.23%
Past due loans as a percentage of total loans	1.11%	1.36%	1.23%	2.35%	1.69%

    We suspend the accrual of interest on any loan when it is determined to be a loss or when it becomes past due. The amount of interest that would have been recorded on overdue loans if they had been accruing interest was Ch$4,202 million for the year ended December 31, 2003.

    Loans included in the previous table, which have been restructured and bear no interest, are as follows:

	As of December 31,

	1999	2000	2001	2002	2003

	(in millions of constant Ch$ as of December 31, 2003)

Ch$	Ch$ 1,691	Ch$ 1,618	Ch$ 1,566	Ch$ 4,918	Ch$ 4,300
UF	428	258	256	219	247

Total	Ch$ 2,119	Ch$ 1,876	Ch$ 1,822	Ch$ 5,137	Ch$ 4,547

    The amount of interest that we would have recorded on these loans for the year ended December 31, 2003 if these loans had been earning a market interest rate was Ch$236 million.

    In addition, other loans that have been restructured, mainly through the extension of their maturities, and that bear interest are as follows:

	As of December 31,

	2002 (1)	2003

	(in millions of constant Ch$ as of December 31, 2003)
Total other restructured loans	Ch$ 133,532	Ch$ 124,702

___________________
(1)	Information related to prior periods is not available.

    During the year ended December 31, 2003, interest recorded in income on these loans amounted to Ch$13,468 million.

Allowances for Loan Losses

    Chilean banks are required to maintain allowances for loan losses in amounts determined in accordance with regulations issued by the Chilean Superintendency of Banks. A bank may also maintain a voluntary allowances in excess of the minimum required amount so as to provide additional coverage for potential loan losses. We have historically followed the practice of maintaining voluntary allowances. Under these regulations, the minimum amount of required allowances for loan losses is the greater of (1) a bank's global allowances for loan losses and (2) the aggregate amount of its individual allowances for loan losses.

Global Allowances for Loan Losses

    The amount of global allowances for loan losses required to be maintained by a bank is equal to the aggregate amount of its outstanding loans multiplied by the greater of (1) the bank's “risk index,” as defined below, and (2) 0.75%.

    A bank's risk index is based on the classification of its loans, determined as described above. Under the previous guidelines, the index was computed as follows. First, the aggregate amount of evaluated loans in each category from A through D is multiplied by the corresponding required percentage determining allowances for loan losses. The percentages under the previous guidelines were follows:

Category	Allowance Percentage

A	0%
B	1
B-	20
C	60
D	90%

    The risk index itself was then calculated by dividing (1) the aggregate amount so calculated by (2) the aggregate amount ( i.e. , the outstanding principal, whether or not past due, and accrued and unpaid interest) of all evaluated loans. The chart below illustrates the evolution of our consolidated risk index over the last five years:

Consolidated Risk Index
At December 31,

1999	2.03%
2000	2.01
2001	2.42
2002	3.00
2003	2.36%

    The chart below illustrates the evolution of our unconsolidated risk index over the last five years:

Unconsolidated Risk Index
At December 31,

1999	2.13%
2000	2.05
2001	2.48
2002	3.10
2003	2.41%

    For a description of the categories and allowance percentages under the amended guidelines that are effective as of January 1, 2004, see “Item 4. Information on the Company––Regulation and Supervision––Classification of Banks.”

    According to the Chilean Superintendency of Banks, the average risk index of all financial institutions in Chile, both foreign and domestic, was 1.82% as of October 31, 2003. At the same date, our average unconsolidated risk index was 2.40%. Our average unconsolidated risk index was greater than the average for all financial institutions in Chile primarily as a result of the impact of the poor economic environment on our corporate clients and the merger with Banco de A. Edwards, whose risk index was higher than ours prior to the merger.

    Individual Allowances for Loan Losses

    Chilean banks are also required to establish individual allowances for loan losses that are more than 90 days past due. The individual allowances for loan losses must equal 100% of each overdue loan or the portion of such loan that is not secured with collateral acceptable to the Chilean Superintendency of Banks. Individual allowances for loan losses, however, are required only if, and to the extent that, they exceed in the aggregate global allowances for loan losses.

    Voluntary Allowances for Loan Losses

    We follow an allowance policy that includes recording voluntary allowances for loan losses beyond what is required by the Chilean Superintendency of Banks, where changes in the portfolio concentrations or economic considerations affecting or reasonably expected to affect the credit payment capacity of borrowers are not adequately addressed through regulatorily mandated allowances. Thus, over the period from 1999 to 2003, during which the unconsolidated risk index rose from 2.13% to 2.41%, we recognized a decrease in allowances for loan losses from 3.00% to 2.87% as a percentage of total loans.

    The table below sets forth our allowances for loan losses as they would be computed on the basis of our risk index based on the basis of a minimum 0.75% of the loans, our global allowances for loan losses, our potential aggregate individual allowances for loan losses, the minimum allowances for loan losses to be established by us in accordance with the regulations of the Chilean Superintendency of Banks, our voluntary allowances for loan losses, our total allowances for loan losses and such total allowances expressed as a percentage of our total loans at the end of each of the last five years:

	As of December 31,

	1999	2000	2001	2002	2003

	(in millions of constant Ch$ as of December 31, 2003, except for percentages)
Allowances based on risk index	Ch$ 76,759	Ch$ 80,574	Ch$ 97,147	Ch$ 186,694	Ch$ 147,626
Allowances based on 0.75%	28,359	30,065	30,107	46,673	46,915
Global allowances for loan losses	66,842	70,159	86,663	144,480	123,950
Individual allowances for loan losses	13,991	13,789	16,213	52,959	34,884

Required minimum allowances	80,833	83,948	102,876	197,439	158,834
Voluntary allowances	32,697	37,181	34,881	20,763	20,557

Total allowances for loan losses	Ch$ 113,530	Ch$ 121,129	Ch$ 137,757	Ch$ 218,202	Ch$ 179,391

Total allowances for loan losses as a percentage of total loans	3.00%	3.02%	3.43%	3.51%	2.87%

Analysis of Substandard Loans and Amounts Past Due

    The following table analyzes our substandard loans (i.e., all of the loans included in categories B-, C and D) and past due loans and the allowances for loan losses existing at the dates indicated. We have no restructured loans (troubled debt restructurings as defined in Statement of Financial Accounting Standards No. 15 published by the Financial Accounting Standards Board, or FASB) that are not included in the following tables.

	As of December 31,

	1999	2000	2001	2002	2003

	(in millions of constant Ch$ as of December 31, 2003, except for percentages)

Total loans	Ch$ 3,781,229	Ch$ 4,008,669	Ch$ 4,014,331	Ch$ 6,223,129	Ch$ 6,255,346
Substandard loans B-, C and D	Ch$ 217,218	Ch$ 230,622	Ch$ 252,295	Ch$ 416,146	Ch$ 323,012
Substandard loans as a percentage of total loans	5.74%	5.75%	6.28%	6.69%	5.16%
Amounts past due(1)
To the extent secured(2)	Ch$ 28,045	Ch$ 40,661	Ch$ 33,213	Ch$ 93,426	Ch$ 70,619
To the extent unsecured	13,991	13,789	16,213	52,960	34,884

Total amount past due	Ch$ 42,036	Ch$ 54,450	Ch$ 49,426	Ch$ 146,386	Ch$ 105,503

Amounts past due as a percentage of total loans	1.11%	1.36%	1.23%	2.35%	1.69%
To the extent secured(2)	0.74	1.01	0.83	1.50	1.13
To the extent unsecured	0.37	0.35	0.40	0.85	0.56

Allowances for loans losses as a percentage of:
Total loans	3.00	3.02	3.43	3.51	2.87
Total loans excluding contingent loans	3.24	3.24	3.71	3.74	3.07
Total amounts past due	270.08	222.46	278.71	149.06	170.03
Total amounts past due-unsecured	811.45%	878.45%	849.67%	412.01%	514.25%
___________________
(1)	In accordance with Chilean regulations, past due loans are loans that are 90 days or more overdue on any payments of principal or interest.
(2)	Security generally consists of mortgages on real estate, pledges of marketable securities, letters of credit or cash.

Analysis of Allowances for Loan Losses

    The following table analyzes our allowances for loan losses and changes in the allowances attributable to charge-offs, new allowances, allowances released and the effect of price-level restatement on allowances for loan losses:

	December 31,

	1999	2000	2001	2002	2003

	(in millions of constant Ch$ as of December 31, 2003)

Allowances for loan losses at beginning of period	Ch$ 96,163	Ch$ 113,530	Ch$ 121,129	Ch$ 137,757	Ch$ 218,202
Banco de A. Edwards balances as of January 1, 2002	—	—	—	97,368	—
Charge-offs	(33,656)	(28,705)	(28,084)	(112,075)	(96,132)
Allowances established	55,238	42,281	48,918	126,378	61,524
Allowances released(1)	(2,192)	(1,206)	(1,182)	(24,728)	(1,455)
Price-level restatement(2)	(2,023)	(4,771)	(3,024)	(6,498)	(2,748)

Allowances for loan losses at end of period	Ch$ 113,530	Ch$ 121,129	Ch$ 137,757	Ch$ 218,202	Ch$ 179,391

Ratio of charge-offs to average loans	0.89%	0.76%	0.69%	1.82%	1.53%
Allowances for loan losses at end of period as
a percentage of total loans	3.00%	3.02%	3.43%	3.51%	2.87%
___________________
(1)

Represents the aggregate amount of allowances for loan losses released during the year as a result of charge-offs, recoveries or a determination by management that the level of risk existing in the loan portfolio has been reduced.

(2)	Reflects the effect of inflation on the allowances for loan losses at the beginning of each period, adjusted to constant pesos as of December 31, 2003.

    Allowances increased between 1999 and 2002 largely due to the Chilean recession in 1999, which caused deterioration in our debt portfolio and an increase in our risk index during 1999, 2000, 2001 and 2002. As a result of an improvement in economic conditions in 2003, and a more effective credit and collection policy at the bank, allowances and the risk index decreased in 2003. Based on the information we have available about our debtors, we believe that our allowances for loan losses are sufficient to cover known potential losses and losses inherent in a loan portfolio of this size and nature.

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

    The following table presents detailed information on write-offs and shows the charge-offs breakdown by loan category:

	Year ended December 31,

	1999	2000	2001	2002	2003

	(in millions of constant Ch$ as of December 31, 2003)

Consumer loans	Ch$ 14,744	Ch$ 11,809	Ch$ 9,148	Ch$ 23,296	Ch$ 19,154
Residential mortgage loans	1,695	1,495	3,170	6,370	15,035
Commercial loans	12,703	9,313	11,721	78,469	59,534
Leasing contracts	4,278	6,082	3,744	3,940	2,409
Foreign loans	236	6	301	—	—

Total	Ch$ 33,656	Ch$ 28,705	Ch$ 28,084	Ch$ 112,075	Ch$ 96,132

    Loan recoveries by type of loan are shown in the table below:

	Year ended December 31,

	1999	2000	2001	2002	2003

	(in millions of constant Ch$ as of December 31, 2003)

Consumer loans	Ch$ 3,992	Ch$ 4,379	Ch$ 4,749	Ch$ 3,221	Ch$ 6,435
Residential mortgage loans	200	59	112	422	3,212
Commercial loans	3,578	2,620	3,051	6,705	13,130
Leasing contracts	406	456	1,095	960	1,035
Investments	—	—	—	—	800

Subtotal	Ch$ 8,176	Ch$ 7,514	Ch$ 9,007	Ch$ 11,308	Ch$ 24,612
Recoveries and sales of loans acquired from the Central Bank	1,353	1,935	1,028	725	779

Total	Ch$ 9,529	Ch$ 9,449	Ch$10,035	Ch$12,033	Ch$25,391

Allocation of Allowances for Loan Losses

    The following tables set forth, as of December 31 of each of the last five years, the proportions of our required minimum allowances for loan losses attributable to our commercial, consumer and residential mortgage loans, and the amount of voluntary allowances (which are not allocated to any particular category) at each such date.

	1999				2000

	Allowance amount (1)	Allowance amount as a percentage of loans in category	Allowance amount as a percentage of total loans	Loans in category as percentage of total loans (2)	Allowance amount (1)	Allowance amount as a percentage of loans in category	Allowance amount as a percentage of total loans	Loans in category as percentage of total loans (2)

Commercial loans	Ch$ 58,768	1.89%	1.56	82.42%	Ch$ 62,158	1.90%	1.56	81.72%
Consumer loans	9,603	4.91	0.25	5.17	8,939	4.34	0.22	5.14
Residential mortgage loans	1,079	0.23	0.03	12.41	1,686	0.32	0.04	13.14

Total allocated allowances	Ch$ 69,450	1.84%	1.84%	100.00%	Ch$ 72,783	1.82%	1.82%	100.00%
Leasing contracts	8,232	0.22	0.22		7,393	0.18	0.18
Foreign loans	3,151	0.08	0.08		3,772	0.09	0.09
Voluntary allowances	32,697	0.86	0.86		37,181	0.93	0.93

Total allowances	Ch$ 113,530	3.00%	3.00%		Ch$ 121,129	3.02%	3.02%

	2001				2002

	Allowance amount (1)	Allowance amount as a percentage of loans in category	Allowance amount as a percentage of total loans	Loans in category as percentage of total loans (2)	Allowance amount (1)	Allowance amount as a percentage of loans in category	Allowance amount as a percentage of total loans	Loans in category as percentage of total loans (2)

Commercial loans	Ch$ 75,976	2.36%	1.89%	80.20%	Ch$ 148,674	3.01%	2.40%	79.30%
Consumer loans	10,780	4.91	0.27	5.47	20,114	4.77	0.32	6.77
Residential mortgage loans	1,840	0.32	0.05	14.33	5,819	0.67	0.09	13.93

Total allocated allowances	Ch$ 88,596	2.21%	2.21%	100.00%	Ch$ 174,607	2.81%	2.81%	100.00%
Leasing contracts	9,964	0.25	0.25		10,717	0.17	0.17
Foreign loans	4,316	0.10	0.10		12,115	0.20	0.20
Voluntary allowances	34,881	0.87	0.87		20,763	0.33	0.33

Total allowances	Ch$ 137,757	3.43%	3.43%		Ch$ 218,202	3.51%	3.51%

	2003

	Allowance amount (1)	Allowance amount as a percentage of loans in category	Allowance amount as a percentage of total loans	Loans in category as percentage of total loans (2)

Commercial loans	Ch$ 120,741	2.48%	1.93%	77.70%
Consumer loans	17,934	3.72	0.28	7.70
Residential mortgage loans	6,129	0.67	0.10	14.60

Total allocated allowances	Ch$ 144,804	2.31%	2.31%	100.00%
Leasing contracts	8,273	0.14	0.14
Foreign loans	5,757	0.09	0.09
Voluntary allowances	20,557	0.33	0.33

Total allowances	Ch$ 179,391	2.87%	2.87%

___________________
(1)	In millions of constant pesos as of December 31, 2003.
(2)	Based on our loan classification.

    The following table sets forth our charge-offs for 2001, 2002 and 2003 by major economic sector and provides further detail of charge-offs that have already been described in the previous discussion of allowances for loan losses:

	Year ended December 31,

	2001	2002	2003

	(in millions of constant Ch$ as of December 31, 2003)

Commercial:
Agriculture	Ch$ 665	Ch$ 3,582	Ch$ 2,810
Mining	21	16,001	706
Manufacturing	2,109	9,868	7,406
Construction	63	15,546	1,076
Commerce	4,967	14,081	8,958
Transport	601	1,382	1,542
Financial services	1,697	14,994	29,855
Community	1,598	3,015	7,181

Subtotal:	Ch$ 11,721	Ch$ 78,469	Ch$ 59,534
Consumer loans	9,148	23,296	19,154
Residential mortgage loans	3,170	6,370	15,035
Leasing contracts	3,744	3,940	2,409
Foreign Loans	301	—	—

Total	Ch$ 28,084	Ch$ 112,075	Ch$ 96,132

Composition of Deposits and Other Commitments

    The following table sets forth the composition of our deposits and similar commitments at December 31, 2001, 2002 and 2003. See “Item 4. Information on the Company—Selected Statistical Information––Average Balance Sheets, Interest Earned on Interest Earning Assets and Interest Paid on Interest Bearing Liabilities” for the average rate paid on each of the following deposit categories.

	December 31,

	2001	2002	2003

	(in millions of constant Ch$ as of December 31, 2003)

Current accounts	Ch$ 682,219	Ch$ 1,082,905	Ch$ 1,227,877
Other demand liabilities	282,667	408,605	485,638
Savings accounts	100,112	175,489	159,766
Time deposits	2,650,851	3,356,937	3,262,769
Other commitments(1)	125,010	165,713	177,813

Total	Ch$ 3,840,859	Ch$ 5,189,649	Ch$ 5,313,863

___________________
(1)	Includes preliminary leasing accounts payable relating to purchase of equipment.

Maturity of Deposits

    The following table sets forth information regarding the currency and maturity of our deposits at December 31, 2003, expressed in percentages. UF-denominated deposits are similar to Chilean peso-denominated deposits in all respects, except that the principal is readjusted periodically based on variations in the Chilean Consumer Price Index.

	Ch$	UF	Foreign Currency	Total

Demand deposits	43.69%	2.83%	36.75%	35.59%
Savings accounts	—	18.58	—	3.01
Time deposits:
Maturing within three months	50.47	42.52	60.04	51.23
Maturing after three but within six months	3.78	14.79	2.29	5.24
Maturing after six but within 12 months	1.86	16.69	0.87	4.05
Maturing after 12 months	0.20	4.59	0.05	0.88

Total time deposits	56.31	78.59	63.25	61.40

Total deposits	100.00%	100.00%	100.00%	100.00%

    The following table sets forth information regarding the currency and maturity of deposits in excess of U.S.$100,000 at December 31, 2003:

	Ch$	UF	Foreign Currency	Total

	(in millions of constant Ch$ as of December 31, 2003)

Time deposits:
Maturing within three months	Ch$ 1,388,222	Ch$ 282,864	Ch$ 404,698	Ch$ 2,075,784
Maturing after three but within six months	118,486	8,109	136,042	262,637
Maturing after six but within 12 months	61,625	319	145,543	207,487
Maturing after 12 months	6,764	—	33,028	39,792

Total time deposits	Ch$ 1,575,097	Ch$ 291,292	Ch$ 719,311	Ch$ 2,585,700

Minimum Capital Requirements

    The following table sets forth our minimum capital requirements set by the Chilean Superintendency of Banks as of the dates indicated:

	As of December 31,

	2001	2002	2003

	(in millions of constant Ch$ as of December 31, 2003)

Banco de Chile’s regulatory capital	Ch$ 323,846	Ch$ 571,251	Ch$ 565,123
Minimum regulatory capital required	(163,835)	(261,621)	(278,784)

Excess over minimum regulatory capital required	Ch$ 160,011	Ch$ 309,630	Ch$ 286,339

Short-term Borrowings

    Our short-term borrowings (other than deposits) totaled Ch$252,821 million as of December 31, 2001, Ch$541,886 million as of December 31, 2002 and Ch$818,289 million as of December 31, 2003.

    The principal categories of our short-term borrowings are amounts borrowed under foreign trade lines of credit, domestic interbank loans and repurchase agreements. The table below presents the amounts outstanding at the end of each period indicated and the weighted average nominal interest rate for each period by type of short-term borrowing:

	For the year ended December 31,

	2001		2002		2003

	Year-End Balance	Weighted Average Nominal Interest Rate	Year-End Balance	Weighted Average Nominal Interest Rate	Year-End Balance	Weighted Average Nominal Interest Rate

	(in millions of constant Ch$ as of December 31, 2003, except for rate data)

Investments under agreements to repurchase	Ch$ 164,755	4.72%	Ch$ 279,442	2.26%	Ch$ 426,741	2.50%
Central Bank borrowings	34,046	6.36	—	—	24,906	2.28
Borrowings from domestic financial institutions	25,952	7.12	50,866	2.96	49,779	2.54
Foreign borrowings	10,885	2.21	180,360	1.68	267,109	1.29
Other obligations	17,183	—	31,218	—	49,754	—

Total short-term borrowings	Ch$ 252,821	4.76%	Ch$ 541,886	2.00%	Ch$ 818,289	1.95%

    The following table shows the average balance and the weighted average nominal rate for each short-term borrowing category during the periods indicated:

	For the year ended December 31,

	2001		2002		2003

	Average Balance	Weighted Average Nominal Interest Rate	Average Balance	Weighted Average Nominal Interest Rate	Average Balance	Weighted Average Nominal Interest Rate

	(in millions of constant Ch$ as of December 31, 2003, except for rate data)

Investments under agreements to repurchase	Ch$ 177,652	6.26%	Ch$ 375,422	2.80%	Ch$ 350,949	2.58%
Central Bank borrowings	31,614	5.51	9,864	3.61	8,336	2.59
Borrowings from domestic financial institutions	7,407	8.26	81,196	3.07	98,068	2.47
Sub-total	Ch$ 216,673	6.22	Ch$ 466,482	2.86	Ch$ 457,353	2.56
Foreign borrowings	19,384	3.25	113,482	1.84	260,922	1.77
Total short-term borrowings	Ch$ 236,057	5.98%	Ch$ 579,964	2.66%	Ch$ 718,275	2.27%

    The following table presents the maximum month-end balances of our principal sources of short-term borrowings during the periods indicated:

	Maximum 2001 month-end balance	Maximum 2002 month-end balance	Maximum 2003 month-end balance

	(in millions of constant Ch$ as of December 31, 2003)

Investments under agreements to repurchase	Ch$ 218,312	Ch$ 449,513	Ch$ 426,741
Central Bank borrowings	61,951	10,001	34,347
Borrowings from domestic financial institutions	45,959	137,978	119,802
Foreign borrowings	Ch$ 50,323	Ch$ 211,587	Ch$ 329,275

Item 5. Operating and Financial Review and Prospects

OPERATING RESULTS

Introduction

    The following discussion should be read together with our audited consolidated financial statements and the section entitled “Item 4. Information on the Company—Selected Statistical Information.” Certain amounts (including percentage amounts) that appear in this annual report may not total due to rounding.

    We prepare our audited consolidated financial statements in accordance with Chilean GAAP (including the rules of the Chilean Superintendency of Banks relating thereto), which differ in certain significant respects from U.S. GAAP. Note 28 to our audited consolidated financial statements provides a description of the material differences between Chilean GAAP and U.S. GAAP as they relate to us and includes a reconciliation to U.S. GAAP of net income for the years ended December 31, 2001, 2002 and 2003 and shareholders’ equity at December 31, 2002 and 2003.

    Pursuant to Chilean GAAP, the financial data presented in this section for all full-year periods are restated in constant pesos of December 31, 2003. See “Presentation of Financial Information” and note 1 to our audited consolidated financial statements.

    As described below, changes in interest rates and in the rates of inflation as well as economic and political factors affecting Chile have a substantial impact on our financial performance. See “Item 4. Information on the Company—Selected Statistical Information” for a description of risk characteristics associated with each type of loan in our loan portfolio.

Overview

    Completion of Integration with Banco de A. Edwards

    The completion of the integration of our operations with those of Banco de A. Edwards in late 2002 had a significant impact on our operating results for 2003. For example, in 2003 our return on average equity was 20%, as compared to 9% in 2002. Similarly, net income increased 146% in 2003 as compared to 2002. We believe that, given the highly competitive nature of the Chilean banking industry, our ability to sustain our current levels of net income and return on average equity will be largely dependant on our ability to achieve new efficiency and productivity gains. We seek to achieve such efficiency and productivity gains through our Neos program and other similar initiatives. We also seek to improve our service quality, and to strengthen the competitive position of our subsidiaries, foreign branches and other distribution channels by taking advantage of our multi-brand strategy.

    Impact of Economic Conditions in Chile

    The Chilean economy grew rapidly every year between 1984 and 1998, expanding at a real average annual rate of approximately 7.3% from 1990 through 1998. Despite its growth, it remained smaller than the economies of other Latin American countries. In 1999, the Chilean economy contracted at a real rate of 0.8%, and the unemployment rate reached 8.9%. In 2000 and 2001, the Chilean economy recovered somewhat, and the Chilean economy grew 4.5% in 2000 and 3.4% in 2001. Nevertheless, unemployment remained high, reaching 7.9% in 2001. In 2002, the growth of the Chilean economy slowed somewhat, as the Chilean economy grew 2.2%. In 2002, unemployment declined slightly, reaching 7.8% during the fourth quarter of 2002. In 2003, the Chilean economy grew 3.3%, and unemployment decreased slightly to 7.4% during the fourth quarter of 2003. There can be no assurance that future negative developments in the Chilean economy will not impair our ability to proceed with our strategic plan or our business, financial condition or results of operations. Our financial condition and results of operations could also be adversely affected by changes in economic or other policies of the Chilean government (which has exercised and continues to exercise a substantial influence over many aspects of the private sector) or other political or economic developments in Chile, as well as regulatory changes or administrative practices of Chilean authorities, over which we have no control. See “Item 3. Key Information—Risk Factors—Risks Relating to Chile—Our growth and profitability depends on the level of economic activity in Chile and elsewhere” and “Item 3. Key Information—Risk Factors—Risks Relating to Chile—Inflation could adversely affect the value of our ADSs and financial condition and results of operations.”

    Central Bank Subordinated Debt

    As discussed in “Item 4. Information on the Company—History and Development of the Bank—History––The 1982-1983 Economic Crisis and the Central Bank Subordinated Debt,” subsequent to the 1982-1983 economic crisis, most major Chilean banks, including us, sold certain of their non-performing loans to the Central Bank at face value on terms that included a repurchase obligation by such banks. This repurchase obligation was later exchanged for subordinated debt of the banks issued in favor of the Central Bank.

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

    In exchange for assuming the Central Bank indebtedness, SAOS received from SM-Chile 63.6% of our shares as collateral for this indebtedness. As a result of our merger with Banco de A. Edwards, the percentage of our shares held by SAOS has decreased to 42%. Dividends received from us are the sole source of SAOS’s revenue, which it must apply to repay this indebtedness. However, under SAOS’s agreement with the Central Bank regarding this indebtedness, we have no obligation to distribute dividends to our shareholders. To the extent distributed dividends are not sufficient to pay the amount due on this indebtedness, SAOS is permitted to maintain a cumulative deficit balance with the Central Bank that SAOS commits to pay with future dividends. If the cumulative deficit balance exceeds an amount equal to 20% of our capital and reserves, the Central Bank may require SAOS to sell a sufficient number of shares of our stock owned by SAOS to pay the entire deficit amount accumulated. As of April 30, 2004, SAOS maintained a deficit balance with the Central Bank of Ch$37,080 million, equivalent to 7.2% of our capital and reserves. If from time to time in the future our shareholders decide to retain and capitalize all or part of our annual net income in order to finance our future growth, and to distribute stock dividends, the Central Bank may require us to pay the portion of the net income corresponding to shares owned by SAOS in cash to SAOS. If we distribute stock dividends and the Central Bank does not require us to pay that portion in cash, the shares received by SAOS must be sold by SAOS within the following 12 months. See “Item 4. Information on the Company—History and Development of the Bank.” Any distribution of dividends by us to SAOS would be made pro rata to SAOS and all of our other shareholders according to their percentage interest in our company.

    Inflation

    Chile has experienced high levels of inflation in the past, which significantly affected our financial condition and results of operations. However, the rate of inflation in Chile has declined in recent years and was 2.6% in 2001, 2.8% in 2002 and 1.1% in 2003. Our results of operations reflect the effect of inflation in the following ways:

  a substantial portion of our assets and liabilities are denominated in UFs, a unit of account, the value of which in pesos is indexed daily to reflect inflation recorded in the previous month, with the net gain or loss resulting from such indexation reflected in income;
  our assets, liabilities and shareholders’ equity are restated monthly to adjust for inflation, with the net gain or loss resulting from the adjustment reflected in income; and
  the rates of interest earned and paid on peso-denominated assets and liabilities to some degree reflect inflation and expectations regarding inflation.

 The financial data included in this annual report as of the end of any year or for any year in the five-year period ended December 31, 2003, including the audited consolidated financial statements and the statistical information set forth under “Item 4. Information on the Company—Selected Statistical Information,” are stated in constant Chilean pesos as of December 31, 2003, thereby minimizing the distorting effect of inflation on period-to-period comparisons.

    UF-denominated Assets and Liabilities. The UF is revalued in monthly cycles. On every day in the period beginning the tenth day of the current month through the ninth day of the succeeding month, the nominal peso value of the UF is indexed up (or down in the event of deflation) in order to reflect each day a pro rata amount of the prior calendar month’s change in the Consumer Price Index. One UF was equal to Ch$16,262.66 at December 31, 2001, Ch$16,744.12 at December 31, 2002 and Ch$16,920.00 at December 31, 2003. The effect of any changes in the nominal peso value of our UF-denominated assets and liabilities is reflected in our results of operations as an increase (or decrease, in the event of deflation) in interest revenue and expense. Our net interest revenue will be positively affected by inflation (and negatively affected by deflation) to the extent that our average UF-denominated assets exceed our average UF-denominated liabilities, while net interest revenue will be negatively affected by inflation (and positively affected by deflation) when average UF-denominated liabilities exceed average UF-denominated assets. Our average UF-denominated assets exceeded our average UF-denominated liabilities by Ch$846,178 million during the year ended December 31, 2001, Ch$1,664,202 million during the year ended December 31, 2002 and Ch$1,614,417 million during the year ended December 31, 2003. See “Item 4. Information on the Company—Selected Statistical Information.”

    Peso-denominated Assets and Liabilities. Rates of interest prevailing in Chile during any period reflect in significant part the rate of inflation during the period and expectations regarding future inflation. The responsiveness to such prevailing rates of our peso-denominated interest earning assets and interest bearing liabilities varies. See “—Interest Rates.” We maintain a substantial amount of non-interest bearing peso-denominated demand deposits. The ratio of such deposits to average interest bearing peso-denominated liabilities was 78% during 2001, 57% during 2002 and 66% during 2003. Because a large part of such deposits are not sensitive to inflation, any decline in the rate of inflation adversely affects our net interest margin on assets funded with such deposits and any increase in the rate of inflation increases the net interest margin on such assets.

    Price-Level Restatements. Chilean GAAP requires that the effect of inflation on a bank’s net monetary asset position (monetary assets less monetary liabilities) be reflected in its results of operations as a gain (or loss) from price-level restatement. A bank’s net monetary asset position can be determined by subtracting its net nonmonetary asset position (nonmonetary assets less nonmonetary liabilities) from shareholders’ equity. As such, under Chilean GAAP, the gain (or loss) from price-level restatement in results of operations is determined by subtracting the price-level restatement adjustment of net nonmonetary assets from the price-level restatement adjustment of shareholders’ equity. The inflation rate used for purposes of such adjustments is the change in the Consumer Price Index during the 12 months ended November 30 of the reported year. The change in the Consumer Price Index used for price-level restatement purposes was 3.1% in 2001, 3.0% in 2002 and 1.0% in 2003. See note 1(b) to our audited consolidated financial statements. The actual change in the Consumer Price Index was 2.6% in the year ended December 31, 2001, 2.8% in the year ended December 31, 2002 and 1.1% in the year ended December 31, 2003.

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

    The average annual short-term interest rate based on the rate paid by Chilean financial institutions for 90 to 360 day deposits was 3.74% in 2001, 1.94% in 2002 and 1.76% in 2003. The average long-term interest rate based on the Chilean Central Bank’s eight-year duration bonds was 5.52% in 2001, 4.54% in 2002 and 3.96% in 2003.

    Foreign Currency Exchange Rates

    A significant portion of our assets and liabilities are denominated in foreign currencies, principally U.S. dollars, and we historically have maintained and may continue to maintain gaps between the balances of such assets and liabilities. The gap between foreign currency-denominated assets and foreign currency-denominated liabilities was Ch$71,282 million at December 31, 2001, Ch$73,557 million at December 31, 2002 and Ch$22,710 million at December 31, 2003. See note 20 to our audited consolidated financial statements. This gap includes assets and liabilities denominated in foreign currencies and assets and liabilities denominated in Chilean pesos that contain repayment terms linked to changes in foreign currency exchange rates. Because foreign currency-denominated assets and liabilities, as well as interest earned or paid on such assets and liabilities and gains (losses) realized upon the sale of such assets, are translated into pesos in preparing our audited consolidated financial statements, our reported income is affected by changes in the value of the peso with respect to foreign currencies (principally the U.S. dollar). For their part, adjustments to U.S. dollar-indexed assets are reflected as adjustments in net interest earnings and offset results in the foreign exchange position. The exchange rate variation over capital and reserves of our foreign branches is adjusted against equity and not against net income.

    Mortgage Finance Bonds Issued and Held by Banco de Chile

    We generally fund our residential mortgage loans through the issuance of UF-denominated notes, or mortgage finance bonds, which are recourse obligations with payment terms matched to the related mortgage loans, bearing interest at a spread below the interest rate applicable to such mortgage loans. However, if we were ever liquidated, holders of mortgage finance bonds would be secured by a pool of mortgages. See “Item 4. Information on the Company—Business Overview—Principal Business Activities—Retail Banking—High- and Middle-Income Individuals—Mortgage Loans.” Mortgage finance bonds traditionally are placed with institutions, such as pension funds, mutual funds and insurance companies, seeking long-term fixed-income investments.

    However, we also purchase, for our own account, mortgage finance bonds that we issue and hold for future sale. Unlike U.S. GAAP, under which mortgage finance bonds we issue and hold for future sale are offset against the related liability, under Chilean GAAP, for periods prior to 2002, mortgage finance bonds and the related liability appeared on our consolidated balance sheet separately as “financial investments, other financial investments” and “other interest bearing liabilities, mortgage finance bonds,”respectively. During 2002, we modified the accounting treatment of financial investments in mortgage finance bonds that we issue in accordance with new instructions of the Chilean Superintendency of Banks, mandating that the reporting requirements under Chilean GAAP be equivalent to the requirements of U.S. GAAP. For periods prior to 2002, and because the interest “earned” and “paid” on these mortgage finance bonds is the same and hence has no impact on net interest revenue, the effect of not excluding these bonds from average interest earning assets was to reduce our net interest margin (net interest revenue divided by average interest earning assets) from what it would have been under U.S. GAAP. Similarly, any other income analysis or financial ratios based on the size of our consolidated balance sheet on either the asset or liability side was different from how it would have been had the consolidated balance sheet been prepared according to U.S. GAAP. At December 31, 2003, we had issued and outstanding Ch$1,014,452 million of mortgage finance bonds. For a detailed description of the accounting matters related to investments in mortgage finance bonds that we issue see notes 2 and 28 to our audited consolidated financial statements and “—Changes In Accounting Principles.”

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

    At December 31, 2003, we had Ch$409,612 million of contingent loans and Ch$409,638 million of contingent liabilities outstanding.

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

    Allowances for loan losses

    Chilean banks are required to maintain loan loss allowances in amounts determined in accordance with the regulations issued by the Chilean Superintendency of Banks. Under these regulations, we must classify our portfolio based on payment capability. The minimum amount of required loan loss allowances are determined based on fixed percentages of estimated loan losses assigned to each category. Additionally, Chilean banks may also maintain voluntary allowances in excess of the minimum required amount in order to provide additional coverage for potential loan losses.

    Under U.S. GAAP, allowances for loan losses are made to account for estimated losses in outstanding loans for which there is doubt about the borrower’s capacity to repay the principal.

    The classification of our loan portfolio for Chilean GAAP purposes and allowances for loan losses under U.S. GAAP is determined through a combination of specific reviews, statistical modeling and estimates. Certain aspects require judgments, such as the identification of deteriorating loans, the probability of default, the expected loss, the value of collateral and current economic conditions. Even though we consider our allowances for loan losses to be adequate, the use of different estimates and assumptions could produce different allowances for loan losses, and amendments to the allowances may be required in the future as a consequence of changes in the value of collateral, the amounts of cash to be received or other economic events.

    A detailed description of this accounting policy is discussed in “Item 4. Information on the Company—Selected Statistical Information—Allowances for Loan Losses” and in note 1 and 28 to our audited consolidated financial statements.

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

    For comparative purposes, the historical December 31, 2001 and 2002 audited consolidated financial statements and their accompanying notes have been presented in constant Chilean pesos as of December 31, 2003. As described in note 1(q) of our audited consolidated financial statements, certain balances of previous years’ financial statements have been reclassified to conform with the present year presentation.

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

    Goodwill

    Under U.S. GAAP, we have significant intangible assets related to goodwill. We record all assets and liabilities acquired in purchase acquisitions, including goodwill and other acquired intangibles, at fair value as required by the Statement of Financial Accounting Standards No. 141, published by the FASB. These include amounts pushed down from Quiñenco. Goodwill and indefinite-lived assets are no longer amortized over their estimated useful lives using straight-line and accelerated methods, and are subject to impairment if events or circumstances indicate a possible inability to realize the carrying amount. The initial goodwill and intangibles recorded and subsequent impairment analysis requires management to make subjective judgments concerning estimates of how the acquired asset will perform in the future using a discounted cash flow analysis. Additionally, estimated cash flows may extend beyond ten years and, by their nature, are difficult to determine. Events and factors that may significantly affect the estimates include, among others, competitive forces, customer behavior and attrition, changes in revenue growth trends, cost structures and technology and changes in interest rates and specific industry or market sector conditions. Impairment is recognized earlier whenever warranted. For a further discussion of accounting practices for goodwill under U.S. GAAP, see note 28 to our audited consolidated financial statements.

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

Results of Operations for the Years Ended December 31, 2001, 2002 and 2003

    The following section discusses the results of operations for the years ended December 31, 2001, 2002 and 2003. To the extent that it is available and is useful in analyzing our results, we have included information based on the business areas that we use for internal reporting. We also present our results on a consolidated basis.

    We use a business area-based profitability system to manage our business. This system allows us to extract income and expense information by client and also allows us to view information by office or branch and by business area. The profitability system uses the accounting balances and the interest rates as agreed upon with the client. In order to assess the income per transaction, the system compares the interest rate agreed upon with the client with our own cost of funds. We use internal cost of funds tables for various transactions. The tables for each type of transaction are updated daily, and an operating cost per transaction and per client is extracted. Costs are allocated to the business areas. The system has been developed in recent years, and has been subject of continued improvement. Consequently, some changes in cost allocations have taken place. In addition, there have been variances between each year particularly in connection with our merger with Banco de A. Edwards.

    Our business areas are organized as follows:

  large corporations;

  middle market companies;

  international banking;

  retail banking;

  treasury and money market operations; and

  operations through subsidiaries.

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

    Net Income Before Tax by Business Area

    The following table sets forth net income before tax for each business area for each of the years ended December 31, 2001, 2002 and 2003. The line item “Other” includes the effect of conforming internal accounting policies to Chilean GAAP and a number of non-allocated costs, such as human resources related expenses, voluntary provisions and depreciation costs. For internal reporting purposes, we control and monitor these costs separately and do not include them in the determination of business area profitability. Also included within “Other” are specific portions of income such as rental income.

	Year Ended December 31,			% Increase (Decrease)
	2001	2002(1)	2003	2001/2002	2002/2003

	(in millions of constant Ch$ as of December 31, 2003, except for percentages)

Large corporations	Ch$ 17,923	Ch$ 10,290	Ch$ 50,583	(42.6)%	391.6%
Middle market companies	46,823	23,929	38,155	(48.9)	59.5
International banking	10,979	(6,731)	12,202	-	-
Retail banking	28,619	25,144	36,561	(12.1)	45.4
Treasury and money market operations.	11,719	23,287	19,142	98.7	(17.8)
Subsidiaries	10,093	13,633	21,266	35.1	56.0
Other	(37,089)	(37,556)	(33,454)	1.3	(10.9)

Net income before tax	Ch$ 89,067	Ch$ 51,996	Ch$ 144,455	(41.6)%	177.8%

(1)	The 2002 business area information presented in this table has been adjusted in order to conform it to the business area information presented for 2003. In 2003, the management model used to measure the performance of our business areas was modified in order to allocate a higher proportion of our overhead costs to “Other.”

    The 177.8% increase in net income before taxes in 2003 was primarily attributable to a significant decrease in provisions for loan losses, a significant increase in fees and income from services, a decrease in operating expenses and an increase in recoveries of loans that had previously been charged-off. These results were primarily attributable to the recovery of the Chilean economy and the merger.

    The significant decrease in net income before taxes in 2002 as compared to 2001 was primarily attributable to higher amounts of provisions for loan losses and charge-offs on assets received in lieu of payment as a result of the slowdown in the Chilean economy and in Latin America.

    Large Corporations. The almost five-fold increase in the large corporations business area’s net income before taxes in 2003 was primarily attributable to a 73.6% decrease in provisions for loan losses. To a lesser extent, the increase in net income before taxes was also attributable to a decrease in charge-offs on assets received in lieu of payments and an increase in fee income from financial services. These factors more than offset a small decrease in net interest revenue, which was primarily attributable to a decrease in inflation in 2003.

    The 42.6% decrease in the large corporations business area’s net income before taxes in 2002 was primarily attributable to increased provisions for loan losses and charge-offs on assets received in lieu of payment; both of which were primarily attributable to the slowdown in the Chilean economy and in Latin America. The decrease in net income was also attributable to an increase in operating expenses, which was offset by a 47.7% increase in operating revenues. Both the increase in operating expenses and operating revenues were attributable to the merger.

    Middle Market Companies. The 59.5% increase in the middle market companies business area’s net income before taxes in 2003 was primarily attributable to a decrease in provisions for loan losses and, to a lesser extent, lower charge offs on assets received in lieu of payment.

    The 48.9% decrease in the middle market companies business area’s income before taxes in 2002 was primarily attributable to the slowdown in the Chilean economy, increased provisioning for loan losses and an increase in operating expenses which, together, more than offset the 28.8% increase in operating revenues attributable to the merger.

    International Banking. In 2003, the international banking business area recorded net income of Ch$12,202 million, as compared to a net loss of Ch$6,731 million recorded in 2002. The change from a net loss to net income was primarily attributable to earnings obtained from the sale of Latin American investment securities. The change from a net loss to net income was also attributable to a decrease in operating expenses.

    The international banking business area’s net loss in 2002 was primarily attributable to Argentina’s economic crisis. In 2002, our New York branch recognized a charge to net income of approximately U.S.$19 million, as a result of the impairment of Argentine corporate bonds. The decrease in the market value of these securities reflected the uncertainty and depressed economic conditions prevailing in Argentina at that time.

    Retail Banking. The 45.4% increase in the retail banking business area’s net income before taxes in 2003 was primarily attributable to lower provisions for loan losses and an increase in recoveries of loans that had previously been charged-off. Additionally, increased loan volumes and a decrease in operating expenses more than offset a reduction in spreads on our loans and the negative effect of the decrease in the inflation rate.

    The 12.1% decrease in the retail banking business area’s net income before taxes for in 2002 was primarily attributable to an increase in operating expenses and in provisions for loan losses, which more than offset an increase in loan volumes and spreads.

    Treasury and Money Market Operations. The 17.8% decrease in the treasury and money market operations business area’s net income before taxes in 2003 was primarily attributable to a decrease in long-term interest rates and decreased interest rate volatility, which reduced our earnings from our Chilean investment portfolio as compared to 2002.

    The 98.7% increase in the treasury and money market operations business area’s net income before taxes in 2002 was primarily attributable to a decrease in interest rates in Chile during the year, which led to higher mark to market and trading earnings in our investment portfolio. The treasury and money market business area’s results in 2002 were also positively impacted by the 17.7% increase in the average investment portfolio as a result of the merger.

    Operations through Subsidiaries. The 56.0% increase in net income before taxes from our subsidiaries in 2003 was primarily attributable to significant growth in fee income from our subsidiary operations. The increase was primarily attributable to an increase in the trading volume of stocks and U.S. dollars traded by our securities brokerage subsidiary; an increase in the average amount of funds managed by our mutual fund management subsidiary and an increase in the net income of our factoring subsidiary, which was primarily the result of increased volume and a decrease in its provisions for loan losses.

    The 35.1% increase in net income before taxes from our subsidiaries in 2002 was primarily attributable to the merger and, to a lesser extent, an increase in operating revenues associated with higher business volumes mainly at our mutual and investment fund subsidiary, our financial advisory services subsidiary and, to a lesser extent, our factoring services subsidiary.

Net Income

    The following table sets forth the principal components of our net income, as detailed in our audited consolidated financial statements for the years ended December 31, 2001, 2002 and 2003:

	Year Ended December 31,			% Increase (Decrease)

	2001	2002	2003	2001/2002	2002/2003

	(in millions of constant Ch$ as of December 31, 2003, except for percentages)

Net interest revenue	Ch$ 223,517	Ch$ 371,265	Ch$ 224,470	66.1%	(39.5)%
Provisions for loan losses	(47,736)	(101,650)	(60,069)	112.9	(40.9)
Fees and income from services, net	44,598	79,407	103,389	78.1	30.2
Other operating income (loss), net	8,677	(30,850)	96,391	-	-
Other income and expenses, net:
Loan loss recoveries	10,035	12,033	25,391	19.9	111.0
Other income and expenses, net	132	(17,999)	(16,643)	-	(7.5)
Minority interest	(1)	(1)	(2)	-	100.0
Operating expenses	(144,145)	(250,517)	(224,436)	73.8	(10.4)
Net loss from price-level restatement	(6,010)	(9,692)	(4,036)	61.3	(58.4)

Net income before income taxes	89,067	51,996	144,455	(41.6)	177.8
Income taxes	1,406	1,165	(13,902)	(17.1)	-

Net income	Ch$ 90,473	Ch$ 53,161	Ch$ 130,553	(41.2)%	145.6%

    2002 and 2003. Our net income for 2003 was Ch$130,553 million, an increase of 146% from Ch$53,161 million in 2002, which primarily reflected a 40.9% decrease in provisions for loan losses, a 30.2% increase in fee income; a change from other operating loss, net of Ch$30,850 million in 2002 to other operating income, net of Ch$96,391 million in 2003; a 10.4% decrease in operating expenses and an increase in the recovery of loans that had previously been charged-off. These factors were partially offset by lower net interest revenue and higher income taxes.

    2001 and 2002. Our net income for 2002 was Ch$53,161 million, a decrease of 41.2% from Ch$90,473 million in 2001, primarily reflecting significant merger related expenses and higher provisions for loan losses and, to a lesser extent, to the recognition of mark to market losses on Argentine securities accounted for as available for sale. These factors were partially offset by higher net interest revenue and fee income.

   Net Interest Revenue

    The tables included under the headings “—Interest Revenue” and “—Interest Expense” set forth information regarding our consolidated interest revenue and expenses and average interest earning assets and average interest bearing liabilities for the years ended December 31, 2001, 2002 and 2003. This information is derived from the tables included elsewhere in this annual report under “Item 4. Information on the Company—Selected Statistical Information” and is qualified in its entirety by reference to such information.

	Year Ended December 31,			% Increase (Decrease)

	2001	2002	2003	2001/2002	2002/2003

	(in millions of constant Ch$ as of December 31, 2003, except for percentages)

Interest revenue	Ch$ 536,330	Ch$ 696,603	Ch$ 428,704	29.9%	(38.5)%
Interest expense	(312,813)	(325,338)	(204,234)	4.0	(37.2)

Net interest revenue	Ch$ 223,517	Ch$ 371,265	Ch$ 224,470	66.1%	(39.5)%

Net interest margin(1)	3.87%	4.52%	2.75%	-	-
___________________
(1)

Net interest margin is net interest revenue divided by average interest earning assets. Pursuant to Chilean GAAP, net interest margin included mortgage finance bonds issued and held by us as interest earning assets in 2001.

    The following table sets forth the effect on our net interest revenue of changes in the average volume of interest earning assets and interest bearing liabilities and the effect of average nominal interest rates on interest earning assets and interest bearing liabilities during the periods indicated:

Increase (Decrease)

	2001/2002	2002/2003

(in millions of constant Ch$ as of December 31, 2003)

Due to changes in average volume of interest earning assets and interest bearing liabilities	Ch$ 147,508	Ch$ 17,488
Due to changes in average nominal interest rates of interest earning assets and interest bearing liabilities	240	(164,283)

Net change	Ch$ 147,748	Ch$ (146,795)

    2002 and 2003. Net interest revenue decreased by 39.5% from Ch$371,265 million in 2002 to Ch$224,470 million in 2003 primarily as a result of a 177 basis point (a basis point is a value equaling one one-hundredth of a percent) decrease in our net interest margin and, to a lesser extent, a 0.5% decrease in the average volume of interest earning assets. Our net interest margin decreased from 4.52% in 2002 to 2.75% in 2003 primarily as a result of:

  the impact of the 15.9% appreciation of the Chilean peso against the U.S. dollar in 2003, as we maintained a higher net asset position in assets and liabilities denominated in Chilean pesos, readjusted in accordance with changes in the U.S. dollar exchange rate, thus reducing our net interest revenue. In 2003, we also maintained a net liability position in U.S. dollars which partially offset the decrease in net interest revenue and increased the foreign exchange transaction line item;
  the decrease in the inflation rate (from 2.8% in 2002 to 1.1% in 2003), which resulted in lower nominal rates on the portion of interest earning assets financed by non-interest bearing liabilities; and
  the absence of significant repricing benefits during 2003, as the Central Bank left its benchmark interest rate unchanged at 2.75% between February and December 11, 2003, which reduced our net financial margin as compared to 2002. During 2002, successive decreases in interest rates benefited the 2002 net financial margin as our interest bearing liabilities have a shorter repricing period than our interest earning assets.

    The 0.5% decrease in average interest earning assets in 2003 was primarily the result of a decrease in the amount of foreign currency denominated regulatory reserves we are required to maintain, and a decrease in financial investments. We reduced the level of such regulatory reserves and financial investments in response to the Central Bank’s reduction, in May 2003, of its foreign currency denominated demand and time deposits requirements.

    2001 and 2002. Net interest revenue increased by 66.1% from Ch$223,517 million in 2001 to Ch$371,265 million in 2002 primarily as a result of the combined effects of a 42.1% increase in average interest earning assets as a result of the merger and a 65 basis point (a basis point is a value equaling one one-hundredth of a percent) increase in net interest margin, from 3.87% in 2001 to 4.52% in 2002. The increase in net interest margin (our net interest revenue divided by average interest earning assets) was primarily the result of:

  our efforts to improve lending spreads by increasing higher yield products such as consumer loans, lines of credit, mortgage loans financed by our general borrowing and factoring loans.
  the positive impact of a decrease in nominal interest rates in 2002, as our interest bearing liabilities have a shorter repricing period than our interest earning assets. In 2001, our net interest margin also benefited from a decrease in nominal interest rates.

  a better funding mix, reflected in the improvement of the ratio of average interest bearing liabilities to average interest earning assets from 76.4% in 2001 to 75.4% in 2002.
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

   Interest Revenue

    The following table sets forth information regarding our interest revenue and average interest earning assets for the years ended December 31, 2001, 2002 and 2003:

	Year Ended December 31,			% Increase (Decrease)

	2001	2002	2003	2001/2002	2002/2003

	(in millions of constant Ch$ as of December 31, 2003, except for percentages)

Interest revenue(1)	Ch$ 536,330	Ch$ 696,603	Ch$ 428,704	29.9%	(38.5)%

Average interest earning assets:
Commercial loans(2)	Ch$ 2,033,405	Ch$ 3,046,135	Ch$ 3,163,016	49.8	3.8
Consumer loans	206,683	394,576	421,862	90.9	6.9
Mortgage loans(3)	806,332	1,243,318	1,157,150	54.2	(6.9)
Foreign trade loans	432,365	618,174	654,327	43.0	5.8
Interbank loans	100,864	100,420	83,719	(0.4)	(16.6)
Past due loans(4)	52,565	146,192	135,350	178.1	(7.4)
Contingent loans(5)	291,409	370,266	394,822	27.1	6.6
Leasing contracts	173,977	241,633	265,240	38.9	9.8

Total loans	Ch$ 4,097,600	Ch$ 6,160,714	Ch$ 6,275,486	50.3%	1.9%
Financial investments(6)	1,562,343	1,838,388	1,779,168	17.7	(3.2)
Interbank deposits	120,716	215,444	120,061	78.5	(44.3)

Total	Ch$ 5,780,659	Ch$ 8,214,546	Ch$ 8,174,715	42.1%	(0.5)%

Average rates earned on total interest earning assets(7):
Average nominal rates	9.28%	8.48%	5.24%	-	-
Average real rates	10.28%	7.39%	0.97%	-	-
___________________
(1)	Interest revenue includes fees we charge in respect of contingent loans. See "--Overview--Contingent Loans."
(2)	Excludes leasing contracts.
(3)	Includes residential and general purpose mortgage loans.
(4)	Includes interest accrued and unpaid on principal until the date on which payment becomes overdue.
(5)	Consists of unfunded letters of credit, guarantees, performance bonds and other unfunded commitments.
(6)	"Financial investments" includes primarily bonds issued by the Central Bank and foreign governments.
(7)	See "Item 4. Information on the Company--Selected Statistical Information--Average Balance Sheets, Interest Earned on Interest Earning Assets and Interest Paid on Interest Bearing Liabilities."

    The following table sets forth the effect on our interest revenue of changes in (1) the average volume of interest earning assets and (2) the average nominal interest rates on interest earning assets, during the periods presented in the preceding table:

Increase (Decrease)

	2001/2002	2002/2003

(in millions of constant Ch$ as of December 31, 2003)

Effect due to changes in average volume of interest earning assets	Ch$ 257,051	Ch$ (13,943)
Effect due to changes in average nominal interest rates of interest earning assets	(96,778)	(253,956)

Net change	Ch$ 160,273	Ch$ (267,899)

    2002 and 2003. Interest revenue decreased by 38.5% from Ch$696,603 million in 2002 to Ch$428,704 million in 2003 primarily as a result of a decrease in the average nominal interest rates earned from 8.48% in 2002 to 5.24% in 2003. The decrease in average nominal interest rates earned was principally a result of a decrease in the inflation rate (from 2.8% in 2002 to 1.1% in 2003) and in the interest rates on Chilean peso-denominated interest earning assets. Average interest earning assets decreased slightly from Ch$8,214,546 million in 2002 to Ch$8,174,715 million in 2003 as a result of a reduction in Central Bank foreign currency-denominated demand and time deposits requirements.

    2001 and 2002. Interest revenue increased by 29.9% from Ch$536,330 million in 2001 to Ch$696,603 million in 2002 as a result of a 42.1% increase in average interest earning assets, which was partially offset by a decrease in average nominal rates earned. Average interest earning assets increased from Ch$5,780,659 million in 2001 to Ch$8,214,546 million in 2002 primarily as a consequence of the merger, which resulted in higher balances in consumer loans, commercial loans, mortgage loans, past due loans and financial investments. Average nominal interest rates earned declined from 9.28% in 2001 to 8.48% in 2002 primarily as a result of the reduction in real interest rates caused by the continued monetary relaxation policy implemented by the Chilean government in order to expand domestic demand. The reduction in real interest rates was partially offset by an increase in the inflation rate from 2.6% in 2001 to 2.8% in 2002.

   Interest Expense

    The following table sets forth information regarding our interest expense and average interest bearing liabilities for the years ended December 31, 2001, 2002 and 2003:

	Year Ended December 31,			% Increase (Decrease)

	2001	2002	2003	2001/2002	2002/2003

	(in millions of constant Ch$ as of December 31, 2003, except for percentages)

Interest expense	Ch$ 312,813	Ch$ 325,338	Ch$ 204,234	4.0%	(37.2)%

Average interest bearing liabilities:
Time deposits(1)	Ch$ 2,676,102	Ch$ 3,550,307	Ch$ 3,328,488	32.7	(6.2)
Savings accounts	95,517	171,009	174,847	79.0	2.2
Total Central Bank borrowings	33,881	61,145	68,243	80.5	11.6
Investments sold under agreements to repurchase	177,652	375,422	350,949	111.3	(6.5)
Mortgage finance bonds	842,115	1,280,975	1,025,770	52.1	(19.9)
Other interest bearing liabilities(2)	593,158	756,370	1,015,524	27.5	34.3

Total	Ch$ 4,418,425	Ch$ 6,195,228	Ch$ 5,963,821	40.2%	(3.7)%

Average rates paid on total interest bearing liabilities(3):
Average nominal rates	7.08%	5.25%	3.42%	-	-
Average real rates	7.41%	4.19%	(1.87)%	-	-
Average (Chilean peso-denominated) non-interest bearing demand deposits	Ch$ 1,067,260	Ch$ 1,593,738	Ch$ 1,827,929	49.3%	14.7%
___________________
(1)	Includes interest-earning demand deposits.
(2)	Combines interest bearing demand deposits and other interest bearing liabilities.
(3)	See "Item 4. Information on the Company--Selected Statistical Information--Average Balance Sheets, Interest Earned on Interest Earning Assets and Interest Paid on Interest Bearing Liabilities."

    The following table sets forth the effect on our interest expense from changes in (1) average volume of interest bearing liabilities and (2) average nominal interest rates paid on interest bearing liabilities, during the periods presented:

Increase (Decrease)

	2001/2002	2002/2003

(in millions of constant Ch$ as of December 31, 2003)

Effect due to changes in average volume of interest bearing liabilities	Ch$ 109,543	Ch$ (31,431)
Effect due to changes in average nominal interest rates of interest bearing liabilities	(97,018)	(89,673)

Net change	Ch$ 12,525	Ch$ (121,104)

    2002 and 2003. Interest expense decreased by 37.2% from Ch$325,338 million in 2002 to Ch$204,234 million in 2003. The decrease was primarily attributable to a significant decrease in average nominal interest rates paid, from 5.25% in 2002 to 3.42% in 2003, and, to a lesser extent, by the impact of a 3.7% decrease in the average volume of interest bearing liabilities, from Ch$6,195,228 million in 2002 to Ch$5,963,821 million in 2003, mainly due to a decrease in mortgage finance bonds and time deposits. The decrease in the average nominal interest rate paid was primarily attributable to lower inflation and lower real interest rates paid on Chilean peso-denominated liabilities.

    2001 and 2002. Interest expense increased by 4.0% from Ch$312,813 million in 2001 to Ch$325,338 million in 2002, primarily as a result of the 40.2 % increase in average interest bearing liabilities from Ch$4,418,425 million in 2001 to Ch$6,195,228 million in 2002 (primarily in time deposits and mortgage finance bonds) as a consequence of the merger. The increase in average interest bearing liabilities was partially offset by a decrease in the average nominal interest rates paid on such liabilities, from 7.08% in 2001 to 5.25% in 2002.

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

    The following table sets forth information with respect to our provisions and allowances for loan losses and charge-offs for each of the years ended December 31, 2001, 2002 and 2003:

	Year Ended December 31,			% Increase (Decrease)

	2001	2002	2003	2001/2002	2002/2003

	(in millions of constant Ch$ as of December 31, 2003, except for percentages)

Provisions:
Total provisions for loan losses	Ch$ 47,736	Ch$ 101,650	Ch$ 60,069	112.9%	(40.9)%
Charge-offs:
Total charge-offs	28,084	112,075	96,132	299.1	(14.2)
Loan loss recoveries:
Total loan loss recoveries	10,035	12,033	25,391	19.9	111.0
Other asset quality data:
Total loans	Ch$ 4,014,331	Ch$ 6,223,129	Ch$ 6,255,346	55.0	0.5
Consolidated risk index	2.42%	3.00%	2.36%	-	-
Unconsolidated risk index	2.48%	3.10%	2.41%	-	-
Minimum required global allowances (0.75% minimum)	Ch$ 30,107	Ch$ 46,673	Ch$ 46,915	55.0	0.5
Allowances for loan losses(1)	Ch$ 137,757	Ch$ 218,202	Ch$ 179,391	58.4%	(17.8)%
Allowances for loan losses as a percentage of total loans	3.43%	3.51%	2.87%	-	-
___________________
(1)

"Allowances for loan losses" includes voluntary loan loss allowances greater than those required by the Chilean Superintendency of Banks. These allowances are created when we believe that changes in the portfolio concentrations or economic conditions affecting or reasonably expected to affect borrowers' credit payment capacities are not adequately addressed by the regulatorily mandated reserves. In addition, from time to time we include other global allowances within our voluntary allowances.

    2002 and 2003. Our overall provisions for loan losses decreased by 40.9% from Ch$101,650 million in 2002 to Ch$60,069 million in 2003, which primarily reflected the establishment of significant provisions in 2002 that were not established in 2003 and the improvement in the Chilean economy. The decrease in our overall provisions for loan losses were also attributable to the 15.9% appreciation of the Chilean peso against the U.S. dollar, which resulted in a decrease in the amount of our Chilean peso-denominated provisioning for foreign currency-denominated loans. As a result, the ratio of provisions to average loans decreased to 0.96% in 2003 from 1.65% in 2002. Our consolidated risk index, changed from 3.00% at the end of 2002, to 2.36% as of December 31, 2003.

    2001 and 2002. Our overall provisions for loan losses increased by 112.9% from Ch$47,736 million in 2001 to Ch$101,650 million in 2002, mainly as a result of the merger, as we were required to increase our provisions for loan losses in order to level Banco de A. Edward’s commercial loan portfolio credit risk classifications with ours. The merger also resulted in increased provisioning for loan losses as a result of the unification of the risk criteria used to determine the amount of provisioning needed in connection with our consumer loans after the merger. The following factors also resulted in the substantial increase in our overall provisions for loan losses in 2002:

  Sluggish economic growth, unfavorable terms of trade and high level of unemployment in Chile adversely affected the financial condition of many medium size companies. In line with our credit risk policies, this required us to establish significant provisions in this business area during 2002.
  The economic crises in Argentina caused us to establish provisions in the amount of Ch$9,539 million for loans to Argentine debtors in order to adequately cover the risk associated with such loans.
  Domestic demand for second homes and resort projects decreased significantly in 2002, which resulted in the establishment of significant provisions related to the real estate and construction sector.
  The 8.6% depreciation in the Chilean peso against the U.S. dollar resulted in an increase in the provisioning for loans denominated in U.S. dollars.

The increase in provisions for loan losses in 2002 was partially offset by a release in voluntary allowances of approximately Ch$17,395 million. On a consolidated basis, our risk index increased from 2.42% in 2001 to 3.00% in 2002.

   Fees and Income from Services, Net

    The following table sets forth certain components of our fees and income from services (net of fees paid to third parties that provide support for those services, principally fees relating to Credichile’s sales force and receipts and collection services provided to us) for the years ended December 31, 2001, 2002 and 2003:

	Year Ended December 31,			% Increase (Decrease)

	2001	2002	2003	2001/2002	2002/2003

	(in millions of constant Ch$ as of December 31, 2003, except for percentages)

Credit cards	Ch$ 3,603	Ch$ 6,461	Ch$ 8,421	79.3%	30.3%
Sight accounts and ATMs	5,482	9,381	10,599	71.1	13.0
Demand deposits and overdrafts	12,923	20,383	21,659	57.7	6.3
Credit lines	2,158	5,033	5,521	133.2	9.7
Mutual funds	7,432	11,950	13,269	60.8	11.0
Stock brokerage	2,605	3,625	9,300	39.2	156.6
Collection services	2,316	2,610	2,874	12.7	10.1
Receipts and payment of services	4,700	5,748	7,179	22.3	24.9
Collection of over-due loans	-	6,398	8,621	-	34.7
Income and revenue from goods received in lieu of payment	(346)	1,231	2,426	-	97.1
Letters of credit, guarantees, collaterals and other contingent loans	3,376	4,082	3,974	20.9	(2.6)
Insurance	4,942	6,140	9,362	24.2	52.5
Financial advisory services	1,010	1,929	5,350	91.0	177.3
Foreign trade and currency exchange	1,533	1,766	2,418	15.2	36.9
Prepaid loans	857	1,208	1,969	41.0	63.0
Leasing	(177)	1,201	1,123	-	(6.5)
Factoring	57	294	732	415.8	149.0
Custody and trust services	638	595	911	(6.7)	53.1
Fees from sales force	(4,371)	(8,553)	(10,864)	95.7	27.0
Teller services (Servipag)	(2,714)	(2,765)	(3,179)	1.9	15.0
Others	(1,426)	690	1,724	-	149.9

Total	Ch$ 44,598	Ch$ 79,407	Ch$ 103,389	78.1%	30.2%

    2002 and 2003. Fees and income from services, net increased by 30.2% from Ch$79,407 million in 2002 to Ch$103,389 million in 2003. The increase in 2003 was primarily attributable to the improved performance by our stock brokerage subsidiary; an increase in financial advisory service fees; additional fee income from our insurance business and from Socofin, our collection services subsidiary; increased fee income associated with checking accounts and sight accounts (primarily as a result of an increase in the number of checking accounts); a new fee structure associated mainly with overdrafts and ATM transaction fees and increased credit cards fees.

    2001 and 2002. Fees and income from services, net increased by 78.1% from Ch$44,598 million in 2001 to Ch$79,407 million in 2002. Although this increase resulted primarily from the merger, a portion of the increase is attributable to higher fees obtained from credit cards, lines of credit and overdrafts as a result of our strategy of optimizing the fees we charge and the broadening of our fee generating products in 2002. In addition, the increase in fees and income from services, net also reflects additional fee income from Socofin, our collection services subsidiary, which was consolidated into our results as of the third quarter of 2002, and which accounted for 8.1% of total fees in 2002.

   Other Operating Income (Loss), Net

    Other operating income (loss), net, consists of net gains and losses from trading activities and net gains and losses from foreign exchange transactions. Trading results include gains and losses realized on the sale of financial investments as well as gains and losses arising from marking certain financial investments to market at period-end. Net gains and losses from foreign exchange transactions include gains and losses realized upon the sale of foreign currency and foreign exchange derivatives and gains and losses arising from the period-end translation of foreign currency-denominated assets and liabilities into pesos. Foreign exchange results do not include net adjustments on U.S. dollar-indexed domestic currency transactions, or the exchange rate variation on foreign branches’ capital and reserves. Foreign exchange results do include existing interest rate differences in currency derivatives.

    The following table sets forth certain components of our other operating income (loss), net, in the years ended December 31, 2001, 2002 and 2003:

	Year Ended December 31,			% Increase (Decrease)

	2001	2002	2003	2001/2002	2002/2003

	(in millions of constant Ch$ as of December 31, 2003, except for percentages)

Gains on trading activities, net	Ch$ 6,037	Ch$ 1,131	Ch$ 5,330	(81.3)%	371.3%
Foreign exchange transactions, net	2,640	(31,981)	91,061	-	-

Total	Ch$ 8,677	Ch$ (30,850)	Ch$ 96,391	-%	-%

    2002 and 2003. We recorded other operating income of Ch$96,391 million in 2003, compared to an other operating loss of Ch$30,850 million in 2002, primarily as a result of a significant increase in income from foreign exchange transactions and, to a lesser extent, increased gains on trading activities. The increase in foreign exchange transactions was primarily attributable to our decision to maintain a higher net liability position in U.S. dollars at a time when the Chilean peso was appreciating against the U.S. dollar in 2003. This effect was partially offset by our net asset position in Chilean peso-denominated assets, which were readjusted in U.S. dollars.

    Total gains on trading activities in 2003 totaled Ch$5,330 million, compared to Ch$1,131 million in 2002, primarily as a result of earnings obtained from the sale of Argentine securities.

    2001 and 2002. Other operating income (loss), net changed to a loss of Ch$30,850 million in 2002 from income of Ch$8,677 million in 2001, primarily as a result of losses on foreign exchange transactions in 2002 and, to a lesser extent, lower gains on trading activities in the same year. The losses on foreign exchange transactions were largely attributable to our maintaining higher net liability position in U.S. dollars at a time when the Chilean peso was depreciating against the U.S. dollar (we also maintained a net asset position in Chilean peso-denominated assets, which were readjusted in U.S. dollars and which improved our results for net interest revenue).

    Total gains on trading activities in 2002 totaled Ch$1,131 million compared to Ch$6,037 million in 2001. The decline in gains on trading activities was primarily the result of the U.S.$19 million impairment on certain Argentine corporate bonds, as a result of the unlikelihood of registering a significant increase in the market value of such securities. In 2002, higher mark to market and trading gains were obtained from Central Bank securities and mortgage finance bonds due to declining local interest rates.

   Other Income and Expenses, Net

    Other income and expenses, net consists of gains arising from the recovery of loans previously charged-off, non-operating income, non-operating expenses and income and gains arising from our affiliates accounted for by the equity method, offset by any minority interest participation in the net income of our subsidiaries. See notes 9, 17 and 19 to our audited consolidated financial statements.

    The following table sets forth certain components of our “other income and expenses, net,” in the years ended December 31, 2001, 2002 and 2003:

	Year Ended December 31,			% Increase (Decrease)

	2001	2002	2003	2001/2002	2002/2003

	(in millions of constant Ch$ as of December 31, 2003, except for percentages)

Loan loss recoveries previously charged-off	Ch$ 9,007	Ch$ 11,308	Ch$ 24,612	25.5%	117.7%
Loan loss recoveries reacquired from the Central Bank	1,028	725	779	(29.5)	7.4

Subtotal	10,035	12,033	25,391	19.9	111.0

Non-operating income	7,671	6,463	6,137	(15.7)	(5.0)
Non-operating expenses	(7,494)	(23,482)	(21,560)	213.3	(8.2)

Subtotal	177	(17,019)	(15,423)	-	(9.4)

Income from investments in other companies	(45)	(980)	(1,220)	2,077.8%	24.5%
Minority interest	(1)	(1)	(2)	-	100.0

Total	Ch$ 10,166	Ch$ (5,967)	Ch$ 8,746	-%	-%

    2002 and 2003. Other income and expenses, net changed to income of Ch$8,746 million in 2003 from an expense of Ch$5,967 million in 2002, primarily as a result of an increase in the recovery of loans that had previously been charged-off, a decrease in non-operating expenses and a decrease in provisions and charge-offs on assets received in lieu of payment. The change was also attributable to the fact that certain non-recurring expenses (such as certain provisions and charge-offs on premises) were recorded in 2002 as a result of the merger. See note 17 to our audited consolidated financial statements.

    2001 and 2002. Despite the increase in loan loss recoveries, other income and expenses, net, decreased to an expense of Ch$5,967 million in 2002 compared to income of Ch$10,166 million in 2001, primarily as a result of higher non-recurring operating expenses such as losses incurred in connection with assets received in lieu of payment as a consequence of an increase in charge-offs, an increase in provisions and lower earnings from the sale of such assets and an increase in provisions and charge-offs associated with the closing of branches as a result of the merger.

    Our losses in income from investment in other companies in 2002 were mainly associated with Artikos Chile, our affiliate that offers e-commerce services to our corporate customers and, to a lesser extent, with Empresa de Tarjetas Inteligentes S.A., our affiliate that researches, develops and evaluates new payment card solutions based on potential smartcard business operations. The results of these two affiliates primarily resulted from lower than expected income generated during 2002 and high depreciation and amortization expenses related to technological investments needed for this technology-intensive businesses.

   Operating Expenses

    The following table sets forth information regarding our operating expenses in the years ended December 31, 2001, 2002 and 2003:

	Year Ended December 31,			% Increase (Decrease)

	2001	2002	2003	2001/2002	2002/2003

	(in millions of constant Ch$ as of December 31, 2003, except for percentages)

Personnel salaries and expenses	Ch$ 84,485	Ch$ 135,443	Ch$ 125,199	60.3%	(7.6)%
Administrative and other expenses:
Advertising	6,763	8,584	7,783	26.9	(9.3)
Building maintenance	4,035	7,914	5,576	96.1	(29.5)
Rentals and insurance	4,574	9,303	8,967	103.4	(3.6)
Office supplies	2,754	4,666	4,253	69.4	(8.9)
Other expenses	33,130	62,453	55,701	88.5	(10.8)

Total administrative and other expenses	Ch$ 51,256	Ch$ 92,920	Ch$ 82,280	81.3%	(11.5)%
Depreciation and amortization	8,404	22,154	16,957	163.6	(23.5)

Total	Ch$ 144,145	Ch$ 250,517	Ch$ 224,436	73.8%	(10.4)%

    2002 and 2003. Our operating expenses decreased by 10.4% from Ch$250,517 million in 2002 to Ch$224,436 million in 2003, mainly as a result of cost savings associated with the merger. Personnel salaries and expenses decreased 7.6% in 2003 as a result of an employee headcount reduction, which was partially offset by an increase in personnel salaries in 2003. The merger also resulted in a decrease in administrative costs, particularly those associated with the maintenance of fixed asset and rental expenses. Decreased depreciation expenses during 2003 were related to higher charge-offs during 2002 of discontinued software and assets in leased branches that were closed during the first half of 2002.

    2001 and 2002. Our operating expenses increased by 73.8% from Ch$144,145 million in 2001 to Ch$250,517 million in 2002, primarily as a result of the merger, as both personnel and administrative expenses increased. Higher merger-related operating expenses incurred in 2002 included severance payments related to headcount reductions, improvements in information technology, outplacement and financial advisory expenses and branch refurbishment costs. In addition, a one-time bonus payment of approximately Ch$1,500 million was made in the fourth quarter of 2002 in connection with the four-year collective bargaining agreement we entered into with one of our labor unions, which contributed to increased personnel salaries in 2002. We do not expect to be involved in any new collective bargaining agreements for the next three years. In addition, the incorporation of the subsidiaries Socofin and Promarket increased our cost base by Ch$7,330 million in 2002.

    The annual increase in depreciation and amortization expenses was also primarily attributable to the merger, which resulted in charge-offs of discontinued software and increased depreciation of new equipment acquired to integrate the two bank’s information technology systems following the merger.

   Loss from Price-Level Restatement

    Chilean GAAP requires that adjustments be made to nonmonetary assets (including fixed assets), liabilities and shareholders’ equity at the end of each reported period to reflect the effects of inflation during such period. The net effect of this inflation adjustment is reflected in our results of operations under “gain (loss) from price-level restatement.” See “—Overview—Inflation.”

    2002 and 2003. The loss from price-level restatement decreased from Ch$9,692 million in 2002 to Ch$4,036 million in 2003 primarily as a result of a decrease in the inflation rate used for adjustment purposes from 3.0% in 2002 to 1.0% in 2003.

    2001 and 2002. The loss from price-level restatement increased from Ch$6,010 million in 2001 to Ch$9,692 million in 2002 primarily as a result of the effect of the merger, which increased the net amounts of non-monetary assets and liabilities. The increase was partially offset by a slight decrease in the inflation rate used for adjustment purposes from 3.1% in 2001 to 3.0% in 2002.

   Income Tax

    The statutory corporate income tax rate in Chile was 16% in 2002 and 16.5% in 2003. As an inducement for Chilean banks to refinance their indebtedness with the Central Bank, Law No. 19,396 provided that if a bank chose to refinance such indebtedness, such bank’s income tax rate would not increase. As a result, we have been permitted under Law No. 19,396 to deduct dividend payments made to SAOS. In addition, any other payments made by SAOS or its shareholders to the Central Bank in connection with the Central Bank indebtedness are tax deductible. Consequently, our effective tax rate is significantly lower than the statutory corporate income tax rate because we deduct such dividend payments from our taxable income. Additionally, but to a lesser extent, differences in the tax treatment for provisions on individual loans and for charge-offs for past due loans have an impact on our effective tax rate. Moreover, all real estate taxes paid on properties that are leased to customers are deductible from our taxable income.

    2002 and 2003. We recorded a tax expense of Ch$13,902 million in 2003, as compared to a tax benefit of Ch$1,165 million in 2002. The change was primarily attributable to (1) a higher income tax base in 2003, as a result of the 178% increase in net income before taxes between periods, (2) an increase in the corporate income tax rate from 16.0% in 2002 to 16.5% in 2003, (3) a lower tax benefit in 2003 relating to the amortization of the complementary accounts on accumulated deferred taxes for periods prior to 1999 and (4) non-recurring earnings in 2002 related to the recognition of deferred taxes as a consequence of the increase in the corporate income tax rate in 2002.

    2001 and 2002. We recorded a Ch$1,165 million tax benefit in 2002, as compared to a tax benefit of Ch$1,406 million in 2001. This was primarily attributable to (1) the amortization of complementary accounts on accumulated deferred taxes for periods prior to 1999, which resulted in the recognition of a net tax benefit, and (2) a positive impact on deferred taxes related to the change in the corporate income tax rate from 15% in 2001 to 16% in 2002.

Chilean and U.S. GAAP Reconciliation

    We prepare our audited consolidated financial statements in accordance with Chilean GAAP, which differs in certain significant respects from U.S. GAAP. See note 28 to our audited consolidated financial statements for a description of the material differences between Chilean GAAP and U.S. GAAP, as they relate to us and our consolidated subsidiaries, reconciliation to U.S. GAAP of net income and shareholders’ equity and a discussion of new accounting rules under U.S. GAAP. The following table sets forth net income and shareholders’ equity for the years ended December 31, 2002 and 2003 under Chilean GAAP and U.S. GAAP:

	Year Ended December 31,

	2001	2002	2003

	(in millions of constant Ch$ as of December 31, 2003)

Net income (Chilean GAAP)	Ch$ 90,473	Ch$ 53,161	Ch$ 130,553
Net income (U.S. GAAP)	50,260	17,123	130,398

Shareholders' equity (Chilean GAAP)	414,319	624,412	695,676
Shareholders' equity (U.S. GAAP)	Ch$ 1,177,298	Ch$ 1,292,760	Ch$ 1,340,649

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
  The pooling of interests method under Chilean GAAP eliminates any interbank balances and aggregates the results of both banks using their historical book values. Under U.S. GAAP, to the extent that we and Banco de A. Edwards were under common control, the assets and liabilities of Banco de A. Edwards were transferred into our accounts at their book value. However, as Quiñenco only owned 51.18% of Banco de A. Edwards, we effectively acquired from minority interest holders that portion that was not held by Quiñenco and so we applied purchase accounting. As a result, we must calculate goodwill based on the difference between the purchase price (i.e., the market value of our shares) and the fair value of the proportion of assets and liabilities acquired from minority interest holders at the date of the merger. As part of this process, under U.S. GAAP, we were also required to value previously unrecorded intangible assets, such as the Banco de A. Edwards brand name, and to include these assets in our financial records. Such assets remain unrecorded under Chilean GAAP. The different basis of the assets and liabilities caused by this treatment has an effect on changes in depreciation and amortization in subsequent periods.
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

LIQUIDITY AND CAPITAL RESOURCES

Overview

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

    Our general policy is to maintain sufficient liquidity to ensure our ability to honor withdrawals of deposits, make repayments of other liabilities at maturity, extend loans and meet our working capital needs. As a bank, we satisfy our working capital needs through general funding. The majority of our funding is derived from deposits and other borrowings from the public. We believe that our working capital is sufficient to meet our present needs. The minimum amount of liquidity is determined by the reserve requirements set by the Central Bank. These reserves are currently 9.0% of demand deposits and 3.6% of time deposits. We are currently in compliance with all of these requirements.

    In addition, we are subject to a technical requirement applicable to Chilean banks pursuant to which we must hold a certain amount of assets in cash or in highly liquid instruments. This reserve is equal to the amount by which the daily balance of:

  deposits in checking accounts;
  other demand deposits or obligations incurred in the ordinary course of business;
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

Cash Flows

    The tables below set forth our principal sources of cash. Our subsidiaries are not an important source of cash for us and therefore, have no impact on our ability to meet our cash obligations. No legal or economic restrictions exist on the ability of our subsidiaries to transfer funds to us in the form of loans or cash dividends as long as our subsidiaries abide by the regulations in the Chilean Corporations Law regarding loans to related parties and minimum dividend payments.

	Year Ended December 31,

	2001	2002	2003

	(in millions of constant Ch$ as of December 31, 2003)

Net cash provided by (used in) operating activities	Ch$ (138,573)	Ch$ 422,301	Ch$ (114,229)

   2002 and 2003

    We recorded cash used in operating activities of Ch$114,229 million in 2003, primarily as a result of an increase in the amount of Central Bank and government securities required to be held by us in order to comply with the guidelines of the Chilean Superintendency of Banks.

   2001 and 2002

    Cash provided by operating activities reached Ch$422,301 million in 2002 compared to cash used in operating activities of Ch$138,573 million in 2001, mainly due to a decrease in our financial investments. This decrease was principally related to the expiration of the “Pagare 1836,” a Central Bank debt security, and the lower volume of federal funds and Brazilian and Mexican securities maintained by the New York Branch.

	Year Ended December 31,

	2001	2002	2003

	(in millions of constant Ch$ as of December 31, 2003)

Net cash used in investing activities	Ch$ (141,767)	Ch$ (253,036)	Ch$ (166,362)

   2002 and 2003

    Cash flows used in investing activities decreased to Ch$166,362 million in 2003 from Ch$253,036 million in 2002, primarily as a result of a decrease in the funds used in spot foreign exchange transactions.

   2001 and 2002

    Cash flows used in investing activities increased to Ch$253,036 million in 2002 from Ch$141,767 million in 2001 primarily as a result of an increase in the volume of our loan portfolio, and an increase in other assets.

	Year Ended December 31,

	2001	2002	2003

	(in millions of constant Ch$ as of December 31, 2003)

Net cash provided by (used in) financing activities	Ch$ 329,591	Ch$ (262,894)	Ch$ 461,822

   2002 and 2003

    The change from cash used in financing activities of Ch$262,894 million in 2002 to cash provided by financing activities of Ch$461,822 million in 2003 was primarily attributable to an increase in savings accounts and time deposits and, to a lesser extent, an increase in short-term foreign borrowings and investments under repurchase agreements.

   2001 and 2002

    The change from cash provided by financing activities of Ch$329,591 million in 2001 to cash used in financing activities of Ch$262,894 million in 2002 was primarily attributable to a decrease in savings accounts and time deposits.

Other Borrowings

    Our long-term and short-term borrowings are summarized below. In accordance with the guidelines established by the Superintendency of Banks, we do not present a classified balance sheet. Borrowings are described as short-term when they have original maturities of less than one year or are due on demand. All other borrowings are described as long-term, including the amounts due within one year on such borrowings.

	As of December 31, 2002			As of December 31, 2003

	Long-term	Short-term	Total	Long-term	Short-term	Total

	(in millions of constant Ch$ as of December 31, 2003, except for percentages)

Central Bank Credit lines for renegotiation of loans..	Ch$ 3,801	-	Ch$ 3,801	Ch$ 2,975	-	Ch$ 2,975
Other Central Bank borrowings	-	-	-	-	Ch$ 24,906	24,906
Mortgage finance bonds	1,094,881	-	1,094,881	1,014,452	-	1,014,452
Bonds	4,639	-	4,639	3,127	-	3,127
Subordinated bonds	280,431	-	280,431	271,197	-	271,197
Borrowings from domestic financial institutions	127	50,866	50,993	103	49,779	49,882
Foreign borrowings	335,087	180,360	515,447	450,860	267,109	717,969
Investments under agreements to repurchase	-	279,442	279,442	-	426,741	426,741
Other obligations	46,320	31,218	77,538	9,846	49,754	59,600

Total other interest bearing liabilities	Ch$ 1,765,286	Ch$ 541,886	Ch$ 2,307,172	Ch$ 1,752,560	Ch$ 818,289	Ch$ 2,570,849

   Central Bank borrowings

    Central Bank borrowings include credit lines for the renegotiation of loans and other Central Bank borrowings. Credit lines were provided by the Central Bank for the renegotiation of mortgage loans due to the need to refinance debts as a result of the economic recession and crisis of the Chilean banking system from 1982 to 1985. The credit lines for the renegotiations of mortgage loans are linked to the UF index and carry a real annual interest rate of 2.4%. The maturities of the outstanding amounts are as follows:

As of December 31,2003
(in millions of constant Ch$ as of December 31,2003)

Due within 1 year	Ch$ 2,975
Due after 1 year but within 2 years	--
Due after 2 years but within 3 years	--
Due after 3 years but within 4 years	--
Due after 4 years but within 5 years	--
Due after 5 years	--

Total long-term (Credit lines for renegotiation of loans)	2,975
Total short-term (Other Central Bank borrowings)	24,906

Total Central Bank borrowings	Ch$ 27,881

    Mortgage finance bonds

    Mortgage finance bonds are used to finance the granting of mortgage loans. The outstanding principal amounts of the bonds are amortized on a quarterly basis. The range of maturities of these bonds is between five and twenty years. The bonds are linked to the UF index and carry a weighted average annual interest rate of 6.2% as of December 31, 2003.

    The maturities of outstanding mortgage bond amounts as of December 31, 2003 are as follows:

As of December 31, 2003

(in millions of constant Ch$ as of December 31, 2003)

Due within 1 year	Ch$ 84,397
Due after 1 year but within 2 years	87,257
Due after 2 years but within 3 years	88,085
Due after 3 years but within 4 years	86,401
Due after 4 years but within 5 years	83,345
Due after 5 years	584,967

Total mortgage finance bonds	Ch$ 1,014,452

    Bonds

    The maturities of outstanding bond amounts as of December 31, 2003 are as follows:

As of December 31, 2003

(in millions of constant Ch$ as of December 31, 2003)

Due within 1 year	Ch$ 905
Due after 1 year but within 2 years	858
Due after 2 years but within 3 years	858
Due after 3 years but within 4 years	506
Due after 4 years but within 5 years	-
Due after 5 years	-

Total bonds	Ch$ 3,127

    Bonds are linked to the UF Index and carry an average real annual interest rate of 6.9% as of December 31, 2003, with interest and principal payments due semi-annually. The bonds were originally intended to finance loans that had a maturity of greater than one year.

    Subordinated bonds

    In 2002 we issued bonds totaling UF1,580,000 at a discount of UF98,670. The bonds are linked to the UF index with interest and principal payments due semi-annually. The discount on the issuance of the bonds is amortized over the life of the bond. As of December 31, 2003, the effective real interest rate is 7.0%, taking into consideration the discount on issuance.

    The bonds are intended to finance loans having a maturity greater than one year. As of December 31, 2003 the outstanding maturities of the bonds, which are considered long-term, are as follows:

As of December 31, 2003

(in millions of constant Ch$ as of December 31, 2003)

Due within 1 year	Ch$ 25,571
Due after 1 year but within 2 years	19,307
Due after 2 years but within 3 years	19,307
Due after 3 years but within 4 years	19,307
Due after 4 years but within 5 years	19,307
Due after 5 years	168,398

Total subordinated bonds	Ch$ 271,197

    Subordinated bonds are considered in the calculation of “effective equity” for the purpose of determining our minimum capital requirements.

    Borrowings from domestic financial institutions

    Borrowings from domestic financial institutions, which are used to fund our general activities, carry a weighted average annual real interest rate of 2.3% and have the following outstanding maturities as of December 31, 2003:

As of December 31, 2003

(in millions of constant Ch$ as of December 31, 2003)

Due within 1 year	Ch$ 103
Due after 1 year but within 2 years	-
Due after 2 years but within 3 years	-
Due after 3 years but within 4 years	-
Due after 4 years but within 5 years	-
Due after 5 years	-

Total long-term	103
Total short-term	49,779

Total borrowings from domestic financial institutions	Ch$ 49,882

    Foreign borrowings

    We have short-term and long-term borrowings from foreign banks. The outstanding maturities of these borrowings as of December 31, 2003 are as follows:

As of December 31, 2003

(in millions of constant Ch$ as of December 31, 2003)

Due within 1 year	Ch$ 431,098
Due after 1 year but within 2 years	13,015
Due after 2 years but within 3 years	127
Due after 3 years but within 4 years	6,620
Due after 4 years but within 5 years	-
Due after 5 years	-

Total long-term	450,860
Total short-term	267,109

Total foreign borrowings	Ch$ 717,969

    All of these loans are denominated in U.S. dollars, are principally used to fund our foreign trade loans and carry an average annual nominal interest rate of 3.8% as of December 31, 2003.

    Other obligations

	As of December 31,

	2002	2003

	(in millions of constant Ch$ as of December 31, 2003)

Other long-term obligations:
Payable accounts	Ch$ 883	-
Obligations with Chilean government	45,437	Ch$ 9,846

Total other long-term obligations	46,320	9,846
Other short-term obligations	31,218	49,754

Total other obligations	Ch$ 77,538	Ch$ 59,600

    As of December 31, 2003, other obligations had the following maturities:

As of December 31, 2003

(in millions of constant Ch$ as of December 31, 2003)

Due within 1 year	Ch$ 945
Due after 1 year but within 2 years	1,200
Due after 2 years but within 3 years	1,418
Due after 3 years but within 4 years	1,479
Due after 4 years but within 5 years	1,408
Due after 5 years	3,396

Total long-term	9,846
Total short-term	49,754

Total other obligations	Ch$ 59,600

Asset and Liability Management

    Our asset and liability management policy is to maximize net interest revenue and return on assets and shareholders’ equity in light of interest rate, liquidity and foreign exchange risks and within the limits of Chilean banking regulations and our internal risk management policies. Subject to these constraints, we may from time to time take mismatched positions as to interest rates or, in certain limited circumstances, foreign currencies when justified, in our view, by market conditions and prospects, and subject to our asset and liability management policies. Our board of directors determines our asset and liability policies. See “Item 11. Quantitative and Qualitative Disclosure About Market Risk.”

Funding

    The following table sets forth our average daily balance of liabilities for the years ended December 31, 2001, 2002 and 2003, in each case together with the related average nominal interest rates paid thereon:

	Year Ended December 31,

	2001			2002			2003

	Average Balance	% of Total Liabilities	Average Nominal Rate	Average Balance	% of Total Liabilities	Average Nominal Rate	Average Balance	% of Total Liabilities	Average Nominal Rate

	(in millions of constant Ch$ as of December 31, 2003, except for percentages)

Non-interest bearing demand
deposits	Ch$ 1,067,260	18.1%	-	Ch$ 1,593,738	18.9%	-	Ch$ 1,827,929	21.8%	-
Time deposits	2,676,102	45.4	6.6%	3,550,307	42.0	4.1%	3,328,488	39.7	2.5%
Savings accounts	95,517	1.6	6.3	171,009	2.0	4.2	174,847	2.1	1.7
Mortgage finance bonds	842,115	14.3	9.6	1,280,975	15.1	9.7	1,025,770	12.3	7.4
Central Bank borrowings	33,881	0.6	5.7	61,145	0.7	3.7	68,243	0.8	2.5
Contingent liabilities	291,173	4.9	-	370,496	4.4	-	394,814	4.7	-
Other non-interest bearing
liabilities	113,808	1.9	-	294,210	3.5	-	194,924	2.3	-
Other interest bearing liabilities	770,810	13.2	6.3%	1,131,792	13.4	4.2%	1,366,473	16.3	2.9%
Total liabilities	Ch$ 5,890,666	100.0%		Ch$ 8,453,672	100.0%		Ch$ 8,381,488	100.0%

    Our most important source of funding is our customer deposits, which consist primarily of peso-denominated non-interest bearing demand deposits and peso- and UF-denominated interest bearing time deposits. Non-interest bearing demand deposits represented 21.8% of our average total liabilities in 2003, and are our least expensive source of funding. Time deposits and mortgage finance bonds represented 52.0% of our average liabilities in 2003 and 57.1% in 2002.

    Our current funding strategy is to continue to utilize all sources of funding in accordance with their cost and availability and with our general asset and liability management strategy. We also intend to continue to broaden our customer deposit base, to emphasize core deposit funding and to fund our mortgage loans with the matched funding available through the issuance of mortgage finance bonds in Chile’s capital markets. See “Item 4.  Information on the Company—Business Overview—Principal Business Activities—Retail Banking.”

OFF-BALANCE SHEET ARRANGEMENTS

    In the normal course of business, we are a party to a number of off-balance sheet activities that contain credit, market and operational risk that are not reflected in our consolidated financial statements. These activities include commitments to extend credit not otherwise accounted for as contingent loans, such as overdrafts and credit card lines of credit, and long-term contractual obligations under operating leases or service contracts.

    We provide customers with off-balance sheet credit support through loan commitments. Such commitments are agreements to lend to a customer at a future date, subject to compliance with the contractual terms. Since substantial portions of these commitments are expected to expire without our having to make any loans, total commitment amounts do not necessarily represent our actual future cash requirements. The amounts of these loan commitments were Ch$432,875 million and Ch$578,538 million as of December 31, 2002 and 2003, respectively. The amounts of subscribed leasing contracts were Ch$41,847 million and Ch$40,190 million as of December 31, 2002 and 2003, respectively.

    Our interest rate swap agreements are treated as off-balance sheet financial instruments and the net interest effect, which is the difference between interest income and interest expense arising from such agreements, is recorded in net income in the period in which such differences originate. However, interest rate and cross-currency swaps, which are entered into in order to hedge the foreign investment portfolio, are recorded at their estimated fair market values.

    The credit risk of both on- and off-balance sheet financial instruments varies based on many factors, including the value of collateral held and other security arrangements. To mitigate credit risk, we generally determine the need for specific covenant, guarantee and collateral requirements on a case-by-case basis, depending on the nature of the financial instrument and the customer’s creditworthiness. We may also receive comfort letters and oral assurances. The amount and type of collateral held to reduce credit risk varies, but may include real estate, machinery, equipment, inventory and accounts receivable, as well as cash on deposit, stocks, bonds and other marketable securities that are generally held in our possession or at another appropriate custodian or depository. This collateral is valued and inspected on a regular basis to ensure both its existence and adequacy. Additional collateral is requested when appropriate.

Financial Guarantees

    The following is a summary of instruments that are considered financial guarantees in accordance with FASB Interpretation No. 45:

As of December 31, 2003

(in millions of constant Ch$ as of December 31, 2003)

Performance bonds	Ch$ 245,888
Standby letters of credit	32,074
Foreign office guarantees	24,033

Total	Ch$ 301,995

    Guarantees in the form of performance bonds, standby letters of credit and foreign office guarantees are issued in connection with agreements made by customers to counterparties. If the customer fails to comply with the agreement, the counterparty may enforce the performance bonds, standby letters of credit or foreign office guarantees as a remedy. Credit risk arises from the possibility that the customer may not be able to repay us for these guarantees.

    The expiration of guarantees per period are as follows:

	Due within 1 year	Due after 1 year but within 3 years	Due after 3 years but within 5 Years	Due after 5 years	Total

	(in millions of constant Ch$ as of December 31, 2003)

Performance bonds	Ch$ 176,856	Ch$ 56,798	Ch$ 10,180	Ch$ 2,054	Ch$ 245,888
Standby letters of credit	19,920	8,989	3,165	-	32,074
Foreign office guarantees	20,161	3,872	-	-	24,033

Total	Ch$ 216,937	Ch$ 69,659	Ch$ 13,345	Ch$ 2,054	Ch$ 301,995

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

    The following tables set forth our contractual obligations and commercial commitments by time remaining to maturity. As of December 31, 2003, the scheduled maturities of our contractual obligations, including accrued interest, were as follows:

	Due within 1 year	Due after 1 year but within 3 years	Due after 3 years but within 5 Years	Due after 5 years	Total

Contractual Obligations	(in millions of constant Ch$ as of December 31, 2003)

Deposit and other term liabilities(1)	Ch$ 3,215,921	Ch$ 38,320	Ch$ 8,527	-	Ch$ 3,262,768
Mortgage finance bonds	84,397	175,342	169,747	Ch$ 584,966	1,014,452
Bonds issued	26,476	40,330	39,120	168,398	274,324
Central Bank credit lines from renegotiations of loans	2,975	-	-	-	2,975
Other Central Bank borrowings	24,906	-	-	-	24,906
Borrowings from domestic financial institutions	49,882	-	-	-	49,882
Foreign borrowings	698,207	13,142	6,620	-	717,969
Other obligations	50,699	2,618	2,886	3,397	59,600
Lease contracts	5,954	7,771	4,951	21,366	40,042
Services contracts	29,834	40,085	30,049	592,274	692,242
Investments under agreements to repurchase	426,741	-	-	-	426,741

Total	Ch$ 4,615,992	Ch$ 317,608	Ch$ 261,900	Ch$ 1,370,401	Ch$ 6,565,901

__________________
(1)	Excludes demand accounts and savings accounts.

    As of December 31, 2003, the scheduled maturities of other commercial commitments, including accrued interest, were as follows:

	Due within 1 year	Due after 1 year but within 3 years	Due after 3 years but within 5 Years	Due after 5 years	Total

(in millions of constant Ch$ as of December 31, 2003)

Commercial Commitments
Letters of Credit	Ch$ 107,643	-	-	-	Ch$ 107,643
Guarantees	216,937	Ch$ 69,659	Ch$ 13,345	Ch$ 2,054	301,995

Total other commercial commitments	Ch$ 324,580	Ch$ 69,659	Ch$ 13,345	Ch$ 2,054	Ch$ 409,638

Item 6. Directors, Senior Management and Employees

DIRECTORS AND SENIOR MANAGEMENT

Directors

    Our administration is conducted by our board of directors which, in accordance with our estatutos, or bylaws, consists of eleven directors and two alternate directors. The entire board of directors is elected every three years. Our current board of directors was elected in March 2002 and their term expires in March 2005. Cumulative voting is permitted for the election of directors. Our Chairman and our Chief Executive Officer are appointed by the board of directors and holds their office at the board of directors’ discretion. Scheduled meetings of the board of directors are held at least once a month. Extraordinary board of directors meetings may be called by the Chairman, when requested by a majority of the directors or, in limited circumstances, when requested by one director.

    Our current directors are as follows:

Directors	Position	Age

Segismundo Schulin-Zeuthen S.	Chairman	58
Andronico Luksic C.	Vice Chairman	50
Guillermo Luksic C.	Director	47
Jacob Ergas E.	Director	69
Jorge Awad M.	Director	58
Rodrigo Manubens M.	Director	44
Gonzalo Menendez D.	Director	54
Maximo Pacheco M.	Director	50
Francisco Perez M.	Director	45
Manuel Sobral F.	Director	49
Maximo Silva B.	Director	58
Edmundo Eluchans U.	Alternate Director	53
Jorge Diaz V.	Alternate Director	60

    Segismundo Schulin-Zeuthen S. has been the Chairman of our board of directors since 1999. Previously he had been our Chief Executive Officer. He joined us in 1985 and served as Assistant General Manager until 1986. Prior to joining us, Mr. Schulin-Zeuthen held positions at Banco Morgan Finansa and at Nacional Financiera. Mr. Schulin-Zeuthen is also a member of the board of directors of the Santiago Stock Exchange, ICARE and the Asociacion de Bancos e Instituciones Financieras (the Chilean Association of Banks and Financial Institutions). Mr. Schulin-Zeuthen is also Chairman of the board of directors of Banchile Corredora de Bolsa, a member of the board of directors of Visa International, and Chairman of the board of directors of Visa Latin American and Caribbean Region. Mr. Schulin-Zeuthen holds a degree in commercial engineering from the Universidad de Chile.

    Andronico Luksic C. was elected as a member and Vice Chairman of our board of directors in March 2002. He is a member of the NYSE, the advisory committee to the David Rockefeller Center for Latin American Studies at Harvard University, the Latin American Advisory Committee (LAAC) at Harvard Business School, the board of trustees to Babson College, the advisory board of the Panama Canal Authority and the ABAC (APEC Business Advisory Council). Mr. Luksic is Vice Chairman of Quiñenco and a member of the board of directors at Compañia Cervecerias Unidas S.A., Manufacturas de Cobre Madeco S.A., Industria Nacional de Alimentos S.A. and SOFOFA, the Sociedad de Fomento Fabril. Mr. Luksic is also a Trustee of the Chile-Pacific Foundation. He was Chairman of the board of directors of Banco O’Higgins and subsequently Chairman of the board of directors of Banco Santiago until May 1999. Mr. Luksic was Director and Chairman of the board of directors of Banco de A. Edwards from September 1999 to December 2001. Mr. Luksic is a brother of Mr. Guillermo Luksic.

    Guillermo Luksic C. has been a member of our board of directors since March 2001. He is the former Vice Chairman of the board. Mr. Luksic is Chairman of the board of directors of Quiñenco S.A., Compañia Cervecerias Unidas S.A., CNT Telefonica del Sur S.A. and Madeco S.A. and a Director of Industria Nacional de Alimentos S.A. He is also a member of the advisory council of Fundacion Paz Ciudadana and the Center of Public Studies, of the board of Universidad Finis Terrae and of the board of trustees of Thunderbird, The American Graduate School of International Management. Mr. Luksic is a brother of Mr. Andronico Luksic.

    Jacob Ergas E. has been a member of our board of directors since January 2002. Mr. Ergas is also Director of Banchile Administradora General de Fondos. He was Chairman of the board of directors of Banedwards S.A. Administradora de Fondos Mutuos, Banedwards S.A. Fondos de Inversion and Banedwards Corredora de Seguros Limitada. He was Director of Promarket, Banedwards Compañia de Seguros de Vida S.A. and Banedwards Asesoria Financiera S.A. He was Director and Vice Chairman of Banco de A. Edwards from 1986 to December 2001 and also Director of the Chilean Association of Banks and Financial Institutions. He is Chairman of the board of directors of J. Ergas Inversiones y Rentas Limitada, Ever I BAE S.A., Ever II HNS S.A., Inmobiliaria Paidahue S.A. and INERSA S.A.

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

    Gonzalo Menendez D. has been a member of our board of directors since March 2001. Mr. Menendez is also a member of the board of directors of Quiñenco, Antofagasta PLC, Minera Michilla S.A., Mining Group Antofagasta Minerals S.A., Antofagasta Railway, and Aguas de Antofagasta S.A. From 1980 to 1985, Mr. Menendez was the Chief Executive Officer of Antofagasta Railway. From 1985 to 1992, he was the Chief Executive Officer of Banco O’Higgins. Since 1990, he has been a Director and is now chairman of the Latin American Export Bank. From 1993 to 1999, Mr. Menendez was a member of the board of directors and of the executive committee of Banco Santiago. From 1994 to 1998 he was the Chief Executive Officer of Empresas Lucchetti S.A. From 1999 to 2001, Mr. Menendez was a member of the board of directors of Banco de A. Edwards. Mr. Menendez has been a Professor of Finance, Chilean Economic and Business Policy at Universidad de Chile and Counselor of Universidad de Antofagasta, the Center of Public Studies, the Fundacion Pascual Baburizza, Fundacion Andronico Luksic A., Fundacion Coanil and Universidad Diego Portales. Mr. Menendez is also the Chairman of Inversiones Vita S.A., Banchile Asesoria Financiera, Banchile Administradora General de Fondos and Socofin, and a member of the boards of directors of Banchile Compañia de Seguros de Vida, Compañia Nacional de Telefonos, Telefonica del Sur S.A., and Compañia de Telefonos de Coyhaique S.A. Mr. Menendez holds a degree in business administration and accounting from the Universidad de Chile.

    Maximo Pacheco M. has been a member of our board of directors since March 2001. Mr. Pacheco is Senior Vice President of International Paper in Brazil, member of the board of directors of Carter Holt Harvey in New Zealand, and member of the board of directors of Corporacion Cultural de la I. Municipalidad de Santiago and Industria Nacional de Alimentos S.A. Mr. Pacheco holds a degree in commercial engineering from the Universidad de Chile.

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

    Maximo Silva B. has been a member of our board of directors since 1987. Mr. Silva is chairman of the board of directors of Isapre Banmedica S.A., Clinica Santa Maria S.A. and Clinica Davila y Servicios Medicos S.A. and a member of the boards of directors of Banchile Asesoria Financiera S.A., since 2002, Socofin S.A., since 2003, and Banmedica S.A. From 1996 until April 2003, he was the Chairman of the Asociacion de Clinicas Privadas de Chile and Isapre Salud Colmena, Colombia. Mr. Silva was Chile’s Minister of Labor in 1982, and he holds a law degree from the Pontificia Universidad Catolica de Chile.

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

    Jorge Diaz V. was elected as an Alternate Director in March 2002. Mr. Diaz is the Chairman of the board of directors of Redbanc, and a Director of Servipag and FCMI Administradora de Fondos de Inversion S.A. Mr. Diaz was the Intendent at the Chilean Superintendency of Banks from 1976 to 1980, Director of Banco del Pacifico from 1980 to 1981, the administrator (appointed by the Chilean Superintendency of Banks) at Banco Unido de Fomento from 1982 to 1985, Chief Executive Officer of Banco Concepcion (now Corpbanca) from 1986 to 1992 and advisor of O’Higgins Central Hispano S.A. until 1999. He was a Director at Banco de A. Edwards from March 2001 to December 2001, after having been elected as an Alternate Director in March 2000. He holds a degree in economics from the Pontificia Universidad Catolica de Chile.

Senior Management

    Our current executive officers are as follows:

Executive Officers	Position	Age

Pablo Granifo L.	Chief Executive Officer	45
Nelson Rojas P.	General Legal Counsel	50
Julio Guzman H.	Manager-- Corporate and International Division	49
Luis Felipe Bravo F.	Manager-- Credit Risk Division	60
Alejandro Herrera A.	Manager-- Individual Banking and Branches	47
Marcelo Caracci L.	Manager-- Operations and Technology Division	54
Arturo Concha U.	Manager-- Financial Division	50
Jennie E. Coleman A.	Manager-- Human Resources Division	50
Arturo Tagle Q.	Manager-- Planning and Research Division	44
Alvaro Cambara L.	Manager-- Marketing Division	47
Pedro Bolados M.	Manager-- Risk Control Division	45
Cristian Wolleter V.	Manager-- Middle Market Division	51
Alicia Sandoval Q.	Manager-- Special Business Division	54
Juan Cooper A.	Manager-- Credichile Division	43

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

    Nelson Rojas Preter has been our General Legal Counsel and Secretary of our Board since April 2004. He previously served as in-house legal counsel since 2002. Mr. Rojas joined Banco de A. Edwards in 1987 where he was the General Legal Counsel and Secretary of the board from 1997 until 2002. He is actually Vice-President of the Legal Affairs Committee of the Chilean Bank Association. Mr. Rojas holds a degree in law from the Universidad de Chile.

    Julio Guzman H. has been the Manager of the Corporate and International division since January 2002, after having been the General Manager of Banco de A. Edwards. He joined Banco de A. Edwards in 1992 after working at Banco Santiago, Citibank N.A. and Banco de Chile. Mr. Guzman is a member of the board of directors of Banchile Administradora General de Fondos S.A. and Banchile Securitizadora S.A. He holds a degree in business from the Pontificia Universidad Catolica de Chile.

    Luis Felipe Bravo F. has been the Manager of the Credit Risk Division since January 2002. Mr. Bravo joined us in 1986 and has been Manager of Corporate and International Credit, Manager of Corporate Banking and Manager of Credit Risk. Prior to that time, he was a Director of Carvalho Hosken and Credit Manager at Citibank N.A. Mr. Bravo holds degrees in commercial engineering and accounting.

    Alejandro Herrera A. has been the Manager of the Individual Banking and Branches Division since January 2002, after having served in the same position at Banco de A. Edwards. He joined Banco de A. Edwards in 2000, after having been the Manager of Individual Banking and Branches Division at Banco Sudamericano between 1996 and 1999, and as the Chief Executive Officer of Administradora de Fondos Mutuos Santiago S.A. between 1994 and 1995. Prior to that time he worked at Banco Santiago as Branches Manager for the Santiago region. Mr. Herrera is a member of the board of directors of Banchile Administradora General de Fondos S.A., Banchile Securitizadora S.A., Promarket S.A. and he is a member of the executive committee of Banchile Corredores de Seguros Ltda. He holds a degree in business from the Pontificia Universidad Catolica de Valparaiso.

    Marcelo Caracci L. has been the Manager of the Operations and Technology Division since May 2001. Prior to that time, Mr. Caracci was founder and Director of Sonda Bancos and Sonda Peru, both technology companies. He participated actively in the development and startup of Redbanc, Transbank, Servipag and Deposito Central de Valores. He holds a degree in civil engineering from the Pontificia Universidad Catolica de Chile.

    Arturo Concha U. has been the Manager of the Financial Division since May 1987. Mr. Concha joined us in 1986 after serving as Chief Financial Officer at Banco Bice and Banco Colocadora Nacional de Valores. Mr. Concha serves as Chairman of the board of directors of the Sociedad Interbancaria de Depositos de Valores de S.A. Mr. Concha is a member of the board of directors of Banchile Corredores de Bolsa S.A. and Banchile Securitizadora S.A. Mr. Concha holds degrees in commercial engineering and accounting from the Pontificia Universidad Catolica de Chile and has attended executive education programs at Harvard Business School.

    Jennie E. Coleman A. has been the Manager of the Human Resources Division since March 2003, when she joined us. Prior to that time, Mrs. Coleman was the Manager of the Human Resources Division at Banco Santiago from 1998 until 2002 and also Manager of Organizational Development at Banco Santiago, where she previously held the position of training chief executive. Mrs. Coleman holds a degree in public administration from the Universidad de Chile.

    Arturo Tagle Q. has been the Manager of the Planning and Research Division since January 2002. Mr. Tagle joined us in 1995 after serving as General Manager of the Chilean Bankers Association and Director of Research at the Chilean Superintendency of Banks. Mr. Tagle is the Chief Executive Officer of Sociedad Matriz del Banco de Chile S.A. and SAOS. He holds a degree in commercial engineering from the Pontificia Universidad Catolica de Chile and a masters degree in business administration from the University of Chicago.

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

    Pedro Bolados M. has been the Manager of the Risk Control Division since January 2002, after having served as Comptroller of Banco de A. Edwards. He joined Banco de A. Edwards in 1992 after being Corporate Audit Vice President at Citibank N.A. in Latin America. Mr. Bolados holds an executive masters degree in business administration from the Pontificia Universidad Catolica de Chile.

    Cristian Wolleter V. has been the Manager of the Middle-Market Division since May 1999. Mr. Wolleter joined us in 1981. He is also a member of the board of directors of Banchile Factoring and Banchile Asesoria Financiera S.A. Prior to joining our company, Mr. Wolleter held various positions at Financiera Tasco and Agrobanco, where he was Chief Credit Officer. Mr. Wolleter is a member of the board of directors of Banchile Factoring S.A. and Banchile Asesorias Financieras S.A. Mr. Wolleter holds a degree in commercial engineering from the Universidad de Chile.

    Alicia Sandoval Q. has been the Manager of the Special Business Division since January 2002, after having served as the Manager of Specialized Credits in the Corporate Division. Prior to that time, Mrs. Sandoval was an advisor to the Chief Executive Officer of Industria Azucarera Nacional S.A. where she also served as Assistant Manager and an analyst at Corporacion de Fomento. She is also a member of the board of Banchile Asesoria Financiera S.A. Mrs. Sandoval holds degrees in commercial engineering and accounting from the Universidad de Chile.

    Juan Cooper A. has been the Manager of the Credichile Division since February 2003, after having been the Chief Executive Officer of Altavida Compañia de Seguros de Vida S.A. from 2001 to 2002. Prior to that time, he worked at Banco Santiago, as the Manager of the Santiago Express Division, from 1993 to 2000 and in other positions since 1985. Mr. Cooper is also a member of the board of Promarket S.A. Mr. Cooper has a degree in business from the Universidad de Chile and a masters degree in business administration from the Pontificia Universidad Catolica de Chile.

    Our directors do not have any service contracts with the company that provide for benefits upon termination of employment.

COMPENSATION

    Consistent with Chilean law, we do not disclose to our shareholders, or otherwise make public, information regarding the compensation of our individual directors or officers. For the year ended December 31, 2003, the aggregate amount of compensation paid to all of our directors was Ch$1,566 million, as remuneration for their services, as established at the general shareholders’ meetings, and for attendance fees, and no amounts were set aside or accrued by us to provide pension, retirement or similar benefits for our directors and executive officers. This amount does not include Ch$3,147 million paid to our senior management and Ch$1,215 million paid to directors and executive officers of our subsidiaries. The Chilean Corporations Law does not require us to have a compensation committee. Pursuant to the Chilean Corporations Law, our directors committee must approve executive officers’ compensation.

Indebtedness of Directors and Executive Officers

    The Chilean Corporations Law provides that any transaction in which a director has a personal interest or is acting on behalf of a third party must be previously approved by the board of directors. The transaction may be approved only when the board has been informed of such director’s interest and the terms of such transaction are similar to those prevailing in the market. If the proposed transaction involves amounts considered material, the board must previously determine that such transaction is consistent with conditions prevailing in the market. If it is not possible for the board to reach such a judgment, the board may appoint two independent evaluators. The evaluators’ final conclusions must be made available to shareholders and directors for a period of 20 business days, during which shareholders representing 5% or more of the issued voting shares may request the board to summon a shareholders’ meeting to resolve the matter, with the agreement of two-thirds of the issued voting shares.

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

    Chilean law contains additional provisions restricting transactions with affiliates not involving directors or executive officers. The Chilean Corporations Law requires that our transactions with related parties be on market terms or on similar terms to those customarily prevailing in the market. We are required to compare the terms of any such transaction to those prevailing in the market at the date the transaction is to be entered into. Directors of companies that violate this provision are liable for losses resulting from such violation. As disclosed in note 16 to our audited consolidated financial statements, we incurred an aggregate of Ch$7,551.7 million in expenses and Ch$155.8 million in income from transactions other than loans with related parties in 2003.

    As authorized by the General Banking Law, and within applicable regulatory limits, we also hold several outstanding loans owed by different affiliated corporations. All such loans were made in the ordinary course of business;

  were made on substantially the same terms, including interest rate and collateral, as those prevailing at the time for comparable transactions with other persons; and

  did not involve more than the normal risk of collectibility or present other unfavorable features.

    We held an aggregate of Ch$113,778.8 million in loans to, including Ch$25,202 million in collateral pledged by, related parties as of December 31, 2003. See note 16 to our audited consolidated financial statements for details concerning these transactions.

BOARD PRACTICES

NYSE Corporate Governance Comparison

    Pursuant to Section 303A.11 of the Listed Company Manual of the NYSE, we are required to provide a summary of the significant ways in which our corporate governance practices differ from those required for U.S. companies under the NYSE listing standards. We are a Chilean bank with shares listed on the Santiago Stock Exchange, the LSE and the Latibex. Our corporate governance practices are governed by our bylaws, the General Banking Law, the Chilean Corporations Law, the Ley de Mercado de Valores No. 18,045, or the Securities Market Law, and the regulations issued by the Chilean Superintendency of Banks.

    The table below discloses the significant differences between our corporate governance practices and the NYSE standards.

NYSE Standards	Our Corporate Governance Practice

Director Independence. Majority of board of directors must be independent. “Controlled companies,” which would include our company if it were a U.S. issuer, are exempt from this requirement. §303A.01	Pursuant to the General Banking Law; we are not required to make a determination as to the independence of our directors.

Pursuant to the Chilean Corporations Law, we must determine whether the members of our Director’s Committee (all of whom are members of our board of directors) are independent.

The definition of independence applicable to us pursuant to the Chilean Corporations Law differs in certain respects from the definition applicable to U.S. issuers under the NYSE rules.

Under the Chilean Corporations Law, a director is deemed to be an independent member of the Director’s Committee if such member would have, been elected as a Director at the Shareholders Meeting after excluding the votes of any controller or party related to it.

Executive Sessions. Non-management directors must meet regularly in executive sessions without management. Independent directors should meet alone in an executive session at least once a year. §303A.03	There is no similar requirement under our bylaws or under applicable Chilean law.

Audit committee. Audit committee satisfying the independence and other requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as amended, and the more stringent requirements under the NYSE standards is required. §§303A.06, 303A.07	We will be required to comply with Rule 10A-3 by July 31, 2005. The members of our audit committee are not required to satisfy the NYSE independence and other audit committee standards that are not prescribed by Rule 10A-3.

For a description of the duties of our audit committee under applicable Chilean law, see “—Governance Practices— The Audit Committee.”

NYSE Standards	Our Corporate Governance Practice

Nominating/corporate governance committee. Nominating/corporate governance committee of independent directors is required. The committee must have a charter specifying the purpose, duties and evaluation procedures of the committee. “Controlled companies,” which would include our company if it were a U.S. issuer, are exempt from these requirements. §303A.04	We are not required to have, and do not have, a nominating/corporate governance committee.

Compensation committee. Compensation committee of independent directors is required, which must approve executive officer compensation. The committee must have a charter specifying the purpose, duties and evaluation procedures of the committee. “Controlled companies,” which would include our company if it were a U.S. issuer, are exempt from this requirement. §303A.05	We are not required to have a compensation committee. Pursuant to the Chilean Corporations Law, our directors committee must approve executive officers compensation.

Equity compensation plans. Equity compensation plans require shareholder approval, subject to limited exemptions.	Equity compensation plans require shareholder approval, subject to limited exemptions.

Code of Ethics. Corporate governance guidelines and a code of business conduct and ethics is required, with disclosure of any waiver for directors or executive officers. §303A.10	We have adopted a code of ethics applicable to all of our directors and executive officers, which has been included as an exhibit to this annual report on Form 20-F. We are required by Item 16B of Form 20-F to disclose any waivers granted to our chief executive officer, chief financial officer, principal accounting officer and persons performing similar functions. Our code of ethics sets forth the principles and values that govern personnel conduct as well as other issues such as; conflicts of interests, usage of the privileged information, internal controls for fraud prevention and labor responsibility.

Governance Practices

    Historically, we have had a directors’ committee, as required by the Chilean Corporations Law. Based on a recent resolution of the Chilean Superintendency of Banks and in response to the Sarbanes-Oxley Act of 2002, we have recently established an audit committee and a disclosure committee.

    The Directors’ Committee

    The three members of our directors’ committee are directors appointed by the board. The members serve on the committee for the same period as they serve as directors and can be re-elected. The majority of the members of the directors’ committee must be independent of the controlling shareholder according to Chilean law. Our directors’ committee must meet at least four times a year. The following directors were appointed as members of the directors’ committee by the board of directors at a meeting held on March 21, 2002:

  Jorge Awad M. (Chair);

  Gonzalo Menendez D.; and

  Manuel Sobral F.

    Mr. Jorge Awad M. and Mr. Manuel Sobral satisfy the requirement that they be independent of the controlling shareholder.

    The directors’ committee may appoint independent personnel to carry out specific duties. The main duties of the directors’ committee are:

  reviewing and approving all related party transactions;

  reviewing our individual and consolidated financial statements and accounting policies;

  reviewing the audit reports prepared by our internal comptroller and supervising our controlling divisions;

  reviewing the work of our external auditors and interacting with rating agencies;

  proposing to the board of directors the external auditors and rating agencies to be proposed to our annual general shareholders' meeting;

  discussing the compensation structure for senior management;

  discussing money laundering prevention policies and compliance therewith;

  reviewing and discussing management's self evaluation process; and

  reviewing complaints presented by our clients to the Chilean Superintendency of Banks.

    The Audit Committee

    In May 2003, the Chilean Superintendency of Banks adopted a resolution requiring that, from January 2004, all Chilean banks establish an audit committee composed of three members, two of whom must be directors appointed by the board of directors. All audit committee members must be independent, and under applicable Chilean law our board of directors must set the standards applicable to determine directors’ independence based on applicable international criteria. Our audit committee operates pursuant to a charter document and the instructions of the Chilean Superintendency of Banks. Our audit committee must meet at least eight times a year. The Chilean Superintendency of Banks recommends that at least one of the members of the audit committee be experienced with respect to the accounting procedures and financial aspects of banking operations.

    The following directors were appointed as members of the audit committee by the board of directors at a meeting held on May 29, 2003:

  Jorge Awad M.;

  Gonzalo Menendez D.; and

  Manuel Sobral F.

    The duties of the audit committee include:

  proposing external auditors to the directors' committee or to the board of directors;

  proposing rating agencies to the directors' committee or to the board of directors;

  reviewing audits and internal reports;

  coordinating with internal and external auditors;

  reviewing annual and interim financial statements and informing the board of directors of the results of such reviews;

  reviewing the reports, procedures and extent of the work of external auditors;

  reviewing the procedures and content of reports from external risk evaluators;

  discussing the effectiveness and reliability of internal control procedures;

  reviewing the performance of information systems, their sufficiency, reliability and use in decision making;

  discussing the observance of internal regulations related to compliance with laws and regulations;

  reviewing and deliberating on issues related to conflicts of interests;

  investigating suspected fraudulent activities;

  reviewing the inspection reports, instructions and presentations from the Chilean Superintendency of Banks;

  reviewing compliance with the annual program of internal auditing; and

  informing the board of directors of any change in accounting principles and its effects.

    Other duties of the audit committee include, as needed:

  reviewing money laundering procedures;

  asking internal auditors to perform specific tasks;

  making recommendations on specific tasks to external auditors; and

  intervening in any other situation where intervention is warranted in the committee's discretion.

    The audit committee submits a report regarding its activities to our board of directors after each audit committee meeting, and presents an annual report at our annual shareholder’s meeting.

    The Disclosure Committee

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

EMPLOYEES

    The following table shows the breakdown of our full-time, permanent employees at the dates indicated:

	As of December 31,

	2001	2002	2003

Banco de Chile	4,052	5,671	6,093
Overseas branches and representative offices	55	48	47
Subsidiaries	428	2,936	2,993

Total	4,535	8,655	9,133

    At December 31, 2003, we had 9,133 employees (on a consolidated basis) of which approximately 1,667 (18.3%) were unionized. All management positions are held by non-unionized employees. We are party to four collective bargaining agreements (one of which we assumed as part of the merger with Banco A. Edwards) covering our unionized employees. Three collective bargaining agreements were signed in September 2001 and expire in December 2005; the other was signed in January 2003 and expires in December 2006. We have not experienced a strike in the last 10 years and consider relations with our employees to be satisfactory.

    The significant increase in the number of our employees during 2002 is primarily the result of the merger with Banco de A. Edwards and the incorporation of Socofin, our new collection services subsidiary, in June 2002.

    We have a comprehensive personnel training and development program that includes internal courses on operational, technical and commercial subjects as well as participation in external seminars. In 2003, the total cost of training programs was approximately 1.0% of total personnel salaries and expense. We do not maintain any pension or retirement programs for the vast majority of our employees. We do, however, pay certain long-serving key employees a severance payment upon retirement. Although we have, in the past, provided productivity bonuses to individual employees on a discretionary basis, we do not maintain a formal profit-sharing plan.

SHARE OWNERSHIP

    Andronico Luksic and Guillermo Luksic, members of our board of directors since March 2002 and March 2001, respectively, together with members of their family, control Quiñenco S.A. Quiñenco S.A. owns 20.22% of our outstanding shares. The shares owned by Messrs. Andronico and Guillermo Luksic do not have preferential voting rights.

    Mr. Jacob Ergas, a member of our board of directors since January 2, 2002, controls Ever I Bae S.A., Inversiones Aspen Ltda., Inversiones e Inmobiliaria el Rosal S.A., Inversiones Interover S.A. and Inversiones el Norte y el Rosal S.A. These holding companies own 4.92%, 1.60%, 0.57%, 0.03%, and 0.0007% of our outstanding shares, respectively. The shares owned by Mr. Ergas do not have preferential voting rights.

    None of our other directors or members of senior management (other than Messrs. Andronico Luksic, Guillermo Luksic and Jacob Ergas) owns 1% or more of our outstanding common stock. Our directors and senior managers do not have different or preferential voting rights with respect to those shares they own.

    We do not have any arrangements for involving employees in our capital, including any arrangements that involve the issue or grant of options of our shares or securities.

Item 7. Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

    The following table sets forth information concerning the beneficial ownership of our shares as of May 31, 2004 for the following:

  each person or entity who is known by us to own beneficially more than 5% of our outstanding share capital or voting power; and

  our directors and members of our executive management group, as a group.

    The calculation of percentages in the “Percentage of Outstanding Shares” column in the table below is based upon the number of our ordinary shares issued and outstanding as of May 31, 2004. There are no shares subject to options.

Name	Shares Beneficially Owned	Percentage of Shares	Shares Owned of Record	Percentage of Outstanding Shares	Number of Votes	Percentage of Votes

L.Q. Inversiones Financieras S.A.(1)	-	-	13,762,345,978	20.22	34,228,775,667	51.57
Inversiones L.Q.-SM S.A.(2)	-	-	-	-	1,277,323,323	1.92
Ever I Bae S.A.(3)	-	-	3,352,452,374	4.92	3,352,452,374	5.05
Inversiones Aspen Ltda(3)	-	-	1,093,065,478	1.60	1,093,065,478	1.65
Inversiones e Inmobiliaria el Rosal S.A.(3)	-	-	392,034,250	0.58	392,034,250	0.59
Inversiones Interover S.A. (3)	-	-	24,770,287	0.04	24,770,287	0.04
Inversiones el Norte y el Rosal S.A. (3)	-	-	472,336	0.00	472,336	0.00
JP Morgan Chase Bank (4)	-	-	458,430,600	0.67	458,430,600	0.69
SM-Chile S.A.(5)	41,175,754,216	60.48	12,582,052,427	18.48	-	-
SAOS (5)	-	-	28,593,701,789	42.00	-	-
Directors and executive officers as a group
(27 persons)	-	-	31,467,741	0.05	100,445,806	0.15
Banco de Chile (6)	-	-	1,701,994,590	2.50	-	-
Other shareholders	26,904,029,389	39.52	6,086,995,755	8.94	25,450,018,894	38.34

Total	68,079,783,605	100.00%	68,079,783,605	100.00%	66,377,789,015(6)	100.00%

(1)

LQ Inversiones Financieras S.A. is a holding company beneficially owned by Quinenco S.A. At December 31, 2003, 82.4% of the common shares of Quinenco S.A. were beneficially owned by members of the Luksic family or their affiliates. Quinenco S.A. is a corporation organized under the laws of Chile, and is engaged in a wide range of business activities in Chile, including (1) banking and financial services through their interest in us, (2) the production, bottling and distribution of beer, wine, soft drinks and other beverages (through a 30.8% interest in Compania Cervecerias Unidas S.A.), (3) telecommunications (through ownership of a controlling interest in Compania Nacional de Telefonos Telefonica del Sur S.A. and Compania de Telefonos de Coyhaique S.A.), (4) copper and aluminum manufacturing operations and consumer product packaging (through a controlling interest in Madeco S.A.), (5) copper and gold mining operations, in railway operations and real estate (through Antofagasta Plc) and (6) other investments in real estate, hotel administration and the confectionary business.

(2)	Inversiones L.Q.-SM S.A. is a wholly owned subsidiary of L.Q. Inversiones Financieras S.A.
(3)

Ever I Bae S.A., Inversiones Aspen Ltda., Inversiones e Inmobiliaria el Rosal S.A., Inversiones Interover S.A. and Inversiones el Norte y el Rosal S.A. are holding companies under the control of Mr. Jacob Ergas.

(4)	JP Morgan Chase Bank is the depositary bank of our ADS facility.
(5)	The sum of the shares directly held by SAOS and SM-Chile equals the amount of shares beneficially owned by SM-Chile because SM-Chile is the parent company of SAOS.
(6)	Shares repurchased by Banco de Chile according to the Share Repurchase Program. Repurchased shares do not have voting or dividend rights.

RELATED PARTY TRANSACTIONS

    In the ordinary course of our business, we engage in a variety of transactions with certain of our affiliates and related parties. Financial information concerning these transactions is set forth in note 16 to our audited consolidated financial statements. The Chilean Corporations Law requires that our transactions with related parties be on market terms or on similar terms to those customarily prevailing in the market. We are required to compare the terms of any such transaction to those prevailing in the market on the date the transaction is entered into. Directors of companies that violate this provision are liable for losses resulting from such violations.

    In addition, the Chilean Corporations Law provides that any transaction in which a director has a personal interest or is acting on behalf of a third party must be previously approved by a majority of the disinterested directors on the company’s board of directors. The terms of such transaction must be similar to those prevailing in the market. If the proposed transaction involves amounts considered to be material, the disinterested directors must previously determine that the terms and conditions of the transaction are consistent with those prevailing in the market. If it is not possible for the board to reach such a judgment on its own, the board may appoint two independent evaluators. The evaluators’ final conclusions must be made available to shareholders and directors for a period of 20 business days, during which shareholders representing 5% or more of the issued voting shares may request the board to summon a shareholders’ meeting to resolve the matter, with the agreement of two-thirds of the issued voting shares required for approval. For purposes of this requirement, the Chilean Corporations Law considers that the amount of a proposed transaction is material if (1) it exceeds 1% of the company’s paid-in capital and reserves, (provided that it also exceeds UF2,000) or (2) it exceeds UF20,000.

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

    We did not enter into any related party transactions in 2003.

Loans to Related Parties

    As authorized by the General Banking Law, and within the regulatory limits, we hold several outstanding loans owed by different corporations related to us. All such loans (a) were made in the ordinary course of business, (b) were made on terms, including interest rates and collateral, substantially the same as those prevailing at the time for comparable transactions with other persons, and (c) did not involve more than the normal risk of collectibility or present other unfavorable features. See note 16 to our audited consolidated financial statements.

Item 8. Financial Information

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Audited Consolidated Financial Statements

    Please refer to "Item 18. Financial Statements."

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

    Our dividend policy is affected to some extent by the rights of SAOS, our affiliate, pursuant to its assumption of the Central Bank indebtedness discussed in “Item 5. Operating and Financial Review and Prospects—Overview—Central Bank Subordinated Debt.”

    We currently have one class of capital shares. In March, 2004, we paid a dividend of Ch$1.9176 per share.

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

    The following table sets forth the cash dividends declared on each share of our common stock and per ADS during the periods indicated:

	As of and for the Year Ended December 31,

	1999	2000	2001	2002	2003	2003

	(in constant Ch$ as of December 31, 2003)					(in U.S.$)

Dividend per common share(1)	1.21	2.02	1.95	2.02	0.78	0.0013
Dividend per F shares(1)	n.a.	n.a.	n.a.	0.46	n.a.	n.a.
Dividends per ADS of F shares(1) (2)	n.a.	n.a.	-	276.00	n.a.	n.a.
Dividend per Banco de A. Edwards shares(1)	1.77	-	0.23	n.a.	n.a.	n.a.
Dividends per ADS of Banco de A. Edwards(1) (3)	292.05	-	37.77	n.a.	n.a.	n.a.
_______________
Note: n.a. = not applicable.
(1)	Dividends per share and per ADS data are calculated by dividing the amount of the dividend paid by the weighted average of shares outstanding during the year.
(2)	Calculated on the basis of 600 shares per ADS.
(3)	Calculated on the basis of 165 shares per ADS.

    In 2002, as a consequence of the merger, we paid a dividend to holders of our common shares and to holders of F shares. Once the dividends were paid, the F shares were converted into common shares. See “Item 10. Additional Information—Memorandum and Articles of Association—Capitalization.”

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

Item 9. The Offer and Listing

Nature of Trading Market

    Shares of our common stock are traded on the Chilean stock exchanges. They have been listed on the Santiago Stock Exchange since 1894, on the Electronic Stock Exchange since 1989 and on the Valparaiso Stock Exchange since 1894. The Santiago Stock Exchange is the principal trading market for our shares.

    The Chilean securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States. The Santiago Stock Exchange, which is Chile’s principal exchange, had a market capitalization of approximately U.S.$85.5 billion as of December 31, 2003 and an average monthly trading volume of approximately U.S.$626 million for 2003. The Santiago Stock Exchange was established in 1893 and is a private company whose equity consists of 48 shares held by 46 shareholders. As of December 31, 2003, 260 series of shares were listed on the Santiago Stock Exchange.

    The Santiago Stock Exchange accounts for approximately 76.4% of all amounts traded in Chile. The ten largest companies in terms of market capitalization represented, as of December 31, 2003, approximately 48.5% of the Santiago Stock Exchange’s aggregate market capitalization and during 2003 accounted for approximately 48.3% of its total volume. During 2003, 19.2% of the companies listed on the Santiago Stock Exchange had their shares traded on an average of 70% or more of the exchange’s trading days. Approximately 22.8% of equity trading in Chile is conducted on the Chilean Electronic Stock Exchange, an electronic trading market that was created by banks and non-member brokerage houses. The remaining 0.8% of equity is traded on the Valparaiso Stock Exchange.

    ADSs, each representing 600 shares of common stock, without nominal (par) value, have been listed on the NYSE since January 2, 2002 under the symbol “BCH.” JPMorgan Chase Bank is our depositary for purposes of issuing the ADRs evidencing our ADSs. As of December 31, 2003, a maximum of 863,813 ADSs were outstanding (equivalent to 518,287,800 shares of common stock or 0.76% of the total number of issued shares of common stock). It is not practicable for us to determine the proportion of ADSs beneficially owned by U.S. persons. 100% of record holders’ addresses are in the United States. Since certain of our ADSs are held by brokers or other nominees, the number of direct record holders in the United States may not be fully indicative of the number of direct beneficial owners in the United States or of where the direct beneficial owners of such shares are resident.

    We listed our shares on Latibex, and trading of our shares started on that exchange on October 8, 2002 under the code XBCH, grouped in trading units of 600 shares. In addition, since December 20, 2002, our shares are listed on the LSE.

    The table below shows, for the periods indicated, the annual, quarterly and monthly high and low closing prices (in nominal Chilean pesos) of the shares of our securities on the Santiago Stock Exchange, the Electronic Stock Exchange, and the Valparaiso Stock Exchange:

	Santiago Stock Exchange		Electronic Stock Exchange		Valparaiso Stock Exchange

	Common Stock		Common Stock		Common Stock

	High	Low	High	Low	High	Low

	(Ch$ per share )(1)		(Ch$ per share )(1)		(Ch$ per share )(1)
Annual Price History
1999	25.0	11.5	25.0	11.9	24.9	11.8
2000	27.0	21.0	26.0	21.0	26.0	21.0
2001	28.0	21.7	28.0	21.6	28.0	21.6
2002	26.0	16.8	25.2	16.5	25.0	17.0
2003	32.0	19.2	32.0	19.2	32.0	20.3

Quarterly Price History
2002
1st Quarter	26.0	20.0	25.2	20.5	25.0	20.1
2nd Quarter	19.9	18.1	20.0	18.0	19.5	18.6
3rd Quarter	18.7	16.8	18.7	16.5	18.7	17.0
4th Quarter	19.8	17.9	19.5	17.9	19.8	18.0
2003
1st Quarter	22.5	19.2	22.5	19.2	22.1	20.3
2nd Quarter	24.6	20.7	25.0	20.8	23.5	20.8
3rd Quarter	25.6	22.5	25.6	22.5	25.6	23.0
4th Quarter	32.0	25.7	32.0	25.3	32.0	26.3
2004
1st Quarter

Monthly Price History
December 2003	28.9	27.3	28.5	27.3	28.7	27.2
January 2004	29.2	27.6	29.4	27.5	29.1	27.6
February 2004	32.0	28.8	32.0	28.8	31.8	29.4
March 2004	31.9	26.5	31.9	26.0	31.9	26.5
April 2004	30.0	28.6	31.0	28.5	31.0	26.5
May 2004	31.8	29.5	31.7	29.3	31.5	30.3
___________________
Sources:	Santiago Stock Exchange, Electronic Stock Exchange, Valparaiso Stock Exchange--Official Quotation Bulletin.
(1)	Pesos per share reflect nominal price at trade date.

    The table below shows the annual, quarterly and monthly high and low closing prices in U.S. dollars and in Euros, respectively, as reported by the NYSE and Latibex:

	NYSE		Latibex

	ADS(1)		Trading Units(2)

	High	Low	High	Low

	(U.S.$ per ADS)		(Euros per Trading Unit)
Annual Price History
2003	30.00	15.91	26.20	15.26
Quarterly Price History
2003
1st Quarter	18.15	15.91	16.80	15.26
2nd Quarter	21.48	17.29	18.36	15.81
3rd Quarter	22.95	19.38	20.15	16.90
4th Quarter	30.00	23.05	26.20	19.45
2004
1st Quarter
Monthly Price History
December 2003	28.40	27.42	23.55	22.05
January 2004	30.75	28.21	24.42	22.22
February 2004	33.65	29.89	26.35	23.65
March 2004	32.10	25.30	26.40	21.15
April 2004	29.25	27.95	24.40	23.15
May 2004	29.95	28.15	24.60	23.50
___________________
Sources:	NYSE and Latibex--Official Quotation Bulletin.
(1)	One ADS represents 600 shares of common stock.
(2)	One Trading Unit represents 600 shares of common stock.

    We have been subjected to two trading suspensions since 2001. Trading was suspended on the Santiago Stock Exchange on January 2, 2001 until 10:00 a.m. on January 3, 2001. This suspension was the result of a report by Reuters that L.Q. Inversiones had requested authorization from the Chilean Superintendency of Securities and Insurance to acquire an additional 25% stake in SM-Chile. Trading was also suspended on the Santiago Stock Exchange on March 26, 2004 from 9:30 a.m. until 10:00 a.m., when we notified the Santiago Stock Exchange of the tender offer issued by us for 1,701,994,590 shares.

Item 10.    Additional Information

MEMORANDUM AND ARTICLES OF ASSOCIATION

    Set forth below is a brief summary of the significant provisions of our bylaws, or estatutos and Chilean law. This description contains all material information concerning our shares, but does not purport to be complete and is qualified in its entirety by reference to our estatutos (a copy of which has been filed as an exhibit to this annual report), the General Banking Law, the Chilean Corporations Law and the Securities Market Law. For a description of the provisions of our estatutos related to our board of directors and our audit committee, see “Item 6. Directors, Senior Management and Employees” and for those related to our dividends, see “Item 8. Financial Information—Consolidated Statements and Other Financial Information—Dividends.”

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

Capitalization

    There is currently one outstanding series of our capital stock. We have a total of 68,079,783,605 outstanding shares. All of our shares are fully subscribed and paid and there are no legal restrictions on the payment of dividends from our net income, except that we may only pay a single dividend per year (i.e., interim dividends are not permitted). Chilean public corporations are generally required to distribute at least 30% of their earnings as dividends, but a bank is permitted to distribute less than such minimum amount in any given year if the holders of at least two-thirds of the bank’s outstanding stock so determine. All of our shares have full voting rights. As part of our merger with Banco de A. Edwards, Banco de A. Edwards shareholders received “F shares” of Banco de Chile. The F shares had all of the same rights as our common stock, except that they entitled holders to receive dividends in 2002 with respect to Banco de A. Edwards’ 2001 income. Once these dividends were declared and paid, the F shares automatically converted on a one-for-one basis into shares of our common stock. Accordingly, the F shares no longer exist.

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

    The General Banking Law also requires the prior authorization of the Chilean Superintendency of Banks for:

  the merger of two or more banks;
  the acquisition of all or a substantial portion of a bank's assets and liabilities by another bank;

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
  that the technical reserve requirements established by Article 65 of the General Banking Law be applicable when deposits exceed one and a half times the resulting bank’s paid-in capital and reserves; or
  that the margin for interbank loans be diminished to 20% of the resulting bank's total capital.

    The General Banking Law and the regulations issued by the Chilean Superintendency of Banks create the presumption that individuals that are holders of shares and who beneficially own more than 1% of the shares are related to the bank and imposes certain restrictions on the amounts and terms of loans to them made by the related bank. This presumption also applies to beneficial owners of ADSs representing more than 1% of the shares.

Preemptive Rights and Increases of Share Capital

    The Chilean Corporations Law provides that whenever a Chilean company issues new shares for cash, it must offer its existing shareholders the right to purchase a sufficient number of shares to maintain their existing ownership percentages in the company. Pursuant to this requirement, we will offer preemptive rights in connection with any future issue of shares to the depositary as the registered owner of the shares underlying the ADSs. However, the depositary will not be able to make the preemptive rights available to U.S. holders of ADSs unless a registration statement under the Securities Act, is effective with respect to the underlying shares or an exemption from the registration requirements thereunder is available.

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

Shareholders’ Meetings and Voting Rights

    An ordinary annual meeting of shareholders is held within the first three months of each year, generally in March. The ordinary annual meeting of shareholders is the corporate body that approves the annual financial statements, all dividends in accordance with the dividend policy determined by our board of directors and any other matter that does not require an extraordinary shareholders’ meeting and elects our board of directors. The last ordinary annual meeting of our shareholders was held on March 18, 2004. Extraordinary meetings may be called by our board of directors when deemed appropriate, and ordinary or extraordinary meetings must be called by our board of directors when requested by shareholders representing at least 10% of the issued voting shares or by the Chilean Superintendency of Banks.

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

  a change in corporate form, merger or spin-off;
  an amendment to our term of existence or early dissolution;
  a change in corporate domicile;
  a decrease of corporate capital;

  the approval of capital contributions in kind and a valuation of the assets contributed;
  a modification of the powers of shareholders or limitations on the powers of our board of directors;
  a reduction in the number of members of our board of directors;
  the transfer of 50% or more of the corporate assets or the formation or amendment of any business plan that contemplates the transfer of 50% or more of our corporate assets;
  any non-cash distribution in respect of the shares;
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

Dividend, Liquidation and Appraisal Rights

    Under the Chilean Corporations Law, Chilean companies are generally required to distribute at least 30% of their earnings as dividends. However, under the General Banking Law, banks are permitted to distribute less than such minimum amount in any given year if holders of at least two-thirds of the bank’s common stock so determine. In the event of any loss of capital or decrease in the legal reserve, no dividends can be distributed until the loss is recovered. Also, a bank cannot distribute dividends above the legal minimum if doing so would result in the bank exceeding its maximum indebtedness ratio or its lending limits. See “Item 8. Financial Information—Consolidated Statements and Other Financial Information—Dividends.”

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

    On April 16, 2001, the Central Bank agreed that, effective April 19, 2001:

  the prior foreign exchange restrictions would be eliminated; and
  a new Compendio de Normas de Cambios Internacionales, or Compendium of Foreign Exchange Regulations, would be applied.

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
  the mandatory return of foreign currencies to Chile; and
  the mandatory conversion of foreign currencies into Chilean pesos.

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

  cash dividends;
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
  proceeds from our liquidation, merger or consolidation; and
  other distributions, including without limitation those resulting from any recapitalization as a result of holding shares represented by ADSs or withdrawn shares.

    Transferees of withdrawn shares will not be entitled to any of the foregoing rights unless the withdrawn shares are redeposited with the depositary. Investors receiving withdrawn shares in exchange for ADRs will have the right to redeposit such shares in exchange for ADRs, provided that the conditions to redeposit are satisfied.

    The foreign investment contract provides that a person who brings foreign currency into Chile to purchase shares with the benefit of the foreign investment contract must convert the foreign currency into pesos on the same date as the foreign currency is brought into Chile and then has five banking business days within which to invest the currency in shares in order to receive the benefits of the foreign investment contract. If the person decides within that period not to acquire shares, he or she can access the formal exchange market to reacquire dollars, provided that the applicable request is presented to the Central Bank within seven banking business days of the initial conversion into pesos. Shares acquired as described above may be deposited for ADSs and receive the benefits of the foreign investment contract, subject to:

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

   Cash Dividends and Other Distributions

    Cash dividends paid by us with respect to ADSs or shares of common stock held by a foreign holder will be subject to a 35.0% Chilean withholding tax, which is withheld and paid over by us, which we refer to as the Chilean withholding tax. A credit against the Chilean withholding tax is available based on the level of corporate income tax, or first category tax, actually paid on the taxable income to which the dividend is imputed; however, this credit does not reduce the Chilean withholding tax on a one-for-one basis because it also increases the base on which the Chilean withholding tax is imposed. In addition, distribution of book income in excess of retained taxable income is subject to the Chilean withholding tax, but such distribution is not eligible for the credit. Under Chilean income tax law, for purposes of determining the level of the first category tax paid, dividends generally are assumed to have been paid out of oldest retained taxable profits. The effective rate of withholding tax to be imposed on dividends paid by us will vary depending upon the amount of first category tax paid by us on the earnings to which the dividends are attributed. In our case, the amount paid as first category tax is lower than it would be based on our income because the dividends paid to SAOS are accounted for as a cost to us. Presently, the first category tax rate is 17%. Whether the first category tax is imposed or not, the effective overall combined rate of Chilean taxes imposed with respect to our distributed profits is 35.0%.

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

    Law No. 19,738 of June 19, 2001, an amendment to the Chilean Income Tax Law, established an exemption for the payment of income tax by foreign institutional investors such as mutual funds, pension funds and others, that obtain capital gains in the sales through a Chilean stock exchange, a tender offer or any other system authorized by the Chilean Superintendency of Securities and Insurance, of shares of publicly traded corporations that are significantly traded in stock exchanges. The Chilean Internal Revenue Service has not enacted any rule nor issued any ruling about the applicability of this regulation to foreign holders of ADSs.

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

  be organized abroad and not be domiciled in Chile;
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

    Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual prior to January 1, 2009 with respect to the ADSs will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends paid on the ADSs will be treated as qualified dividends if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) we were not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a passive foreign investment company, or PFIC, a foreign personal holding company, or FPHC, or a foreign investment company, or FIC. The ADSs are listed on the NYSE and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC, FPHC or FIC for U.S. federal income tax purposes with respect to its 2003 taxable year. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC, FPHC or FIC for its 2004 taxable year.

    Based on existing guidance, it is not entirely clear whether dividends received with respect to the common stock will be treated as qualified dividends, because the common stock is not itself listed on a U.S. exchange. In addition, the U.S. Treasury has announced its intention to promulgate rules pursuant to which holders of ADSs or common stock and intermediaries through whom such securities are held will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends. Because such procedures have not yet been issued, it is not clear whether we will be able to comply with them. Holders of ADSs and common stock should consult their own tax advisers regarding the availability of the reduced dividend tax rate in the light of their own particular circumstances.

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

    A non-U.S. holder, i.e., a holder of shares of common stock or ADSs that is a nonresident alien individual or a foreign corporation generally will not be subject to U.S. federal income or withholding tax on dividends received on shares of common stock or ADSs, unless that income is effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States.

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

DOCUMENTS ON DISPLAY

    We are subject to the information requirements of the Exchange Act. In accordance with these requirements, we file reports, including annual reports on Form 20-F, and other information with the Securities and Exchange Commission. You may obtain copies of this annual report and the exhibits thereto, as well as other information we have filed, at the Securities and Exchange Commission’s public reference rooms located at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Securities and Exchange Commission’s Regional Office at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60611-2511. Copies of such material may be obtained by mail from the Public Reference Section of the Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the Public Reference Section by calling the Securities and Exchange Commission at 1-800-732-0330. The Securities and Exchange Commission maintains a World Wide Web site on the Internet at http://www.sec.gov that contains reports and information statements and other information regarding us. Any filings we make electronically with the Securities and Exchange Commission, including this annual report, information statements and other information about us can be downloaded from the Securities and Exchange Commission’s website and can also be inspected and copied at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

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

The Risk Process

    We control financial risk primarily through a series of limits, which are approved by ALCO. See “—Market Risk: Models and Measurement—Asset Liability Portfolio” and “—Market Risk: Models and Measurement—The Trading Portfolio” for an explanation of these limits. ALCO’s membership is comprised of the Chairman of our board of directors, our Chief Executive Officer and the managers of the Planning and Research Division, the Financial Division and the Corporate and International Division. ALCO sets limits based on an analysis of our business strategy, market volatility, liquidity of the products involved, management experience and our overall risk tolerance.

    The frequency with which we monitor our exposure to market risk depends on the nature of the portfolio. Market risk for the trading portfolio is monitored on a daily basis. A risk report, highlighting the level of market risk, with its evolution and risk concentrations by asset class and business unit is distributed to several business area managers of Planning and Research Division, the Financial Division and the Corporate and International Division and to the other ALCO members.

    Market risk for the asset liability portfolio is monitored on a monthly basis. The risk report for the asset liability portfolio focuses on interest rate risk for local and foreign currency and on the evolution of our assets and liabilities positions is monitored in local and foreign currency. The report is distributed to several business area managers and to ALCO members.

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
  the distribution of the risk report to senior management and ALCO members; and
  the verification of compliance with the board’s established risk tolerance levels and limits and identification of any policy exceptions.

    The financial risk department is responsible for warning our business areas when they are about to exceed our risk limits. ALCO is also notified whenever any of our business areas is about to exceed our risk limits. If the risk limit is exceeded, the responsible business area must explain why the risk limit was exceeded, and ALCO must meet to decide whether to eliminate the excess risk or grant a provisional limit increase. ALCO updates risk limits once a year, unless market conditions change, in which case risk limits are updated more frequently, as needed.

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

    At December 31, 2003, our consolidated foreign currency-denominated assets and liabilities were denominated principally in U.S. dollars:

	At December 31, 2003

	Assets	Liabilities	Net

	(in millions of Ch$)

U.S. dollar(1)	Ch$ 2,241,062	Ch$ 2,218,750	Ch$ 22,312
Euro	23,092	23,598	(506)
Pound sterling	461	20	441
Swiss franc	2,095	1,940	155
Canadian dollar	434	199	235
Japanese yen	17,253	17,379	(126)
Other	284	85	199

Total	Ch$ 2,284,681	Ch$ 2,261,971	Ch$ 22,710

___________________
(1)	Includes Ch$488,458 million in assets and Ch$1,188 million in liabilities denominated in foreign currencies and payable in Chilean pesos indexed to the U.S. dollar exchange rate.

    As is explained below, we use two models to measure our asset liability management’s portfolio’s exposure to interest rate risk: an interest rate gap model and a duration gap model.

   Inflation risk

    We are exposed to inflation risk because of differences between the asset and liability positions that we maintain in UF (inflation indexed) and in peso (non inflation indexed). We have generally maintained more peso-denominated liabilities than peso-denominated assets and more UF-denominated assets than UF-denominated liabilities. We believe that inflation risk is not significant, as inflation has steadily declined from 18.7% in 1991 to 1.1% in 2003.

Balance Sheet Structure

    The composition of our assets, liabilities and shareholders’ equity at December 31, 2003 by currency and term was as follows:

	At December 31, 2003

	Ch$	UF	Foreign Currency(1)	Total	Percentage

	(in millions of constant Ch$ as of December 31, 2003, except for percentages)

Assets(2):
Cash and due from banks	Ch$ 684,253	-	Ch$ 172,581	Ch$ 856,834	9.1%
Other assets(1)
Less than one year	1,820,469	Ch$ 1,675,295	1,616,916	5,112,680	54.2
From one to three years	366,753	655,646	197,493	1,219,892	12.9
More than three years	96,832	1,699,391	42,876	1,839,099	19.5

Total financial assets	Ch$ 2,968,307	Ch$ 4,030,332	Ch$ 2,029,866	Ch$ 9,028,505	95.7%

Other	190,706	1,407	255,810	447,923	4.7
Bank premises and equipment	126,895	-	860	127,755	1.4
Investment in other companies	5,296	-	-	5,296	0.1
Allowances for loan losses	(177,536)	-	(1,855)	(179,391)	(1.9)

Total assets	Ch$ 3,113,668	Ch$ 4,031,739	Ch$ 2,284,681	Ch$ 9,430,088	100.0%

Percentage of total financial assets by currency	32.88%	44.64%	22.48%	100.00%

Liabilities and shareholders' equity(2):
Non-interest bearing demand deposits	Ch$ 1,449,181	Ch$ 24,355	Ch$ 417,792	Ch$ 1,891,328	20.1%
Other liabilities(1)
Less than one year	2,319,912	1,047,304	1,694,274	5,061,490	53.7
From one to three years	17,658	291,788	32,981	342,427	3.6
More than three years	560	988,326	10,220	999,106	10.6

Total financial liabilities	Ch$ 3,787,311	Ch$ 2,351,773	Ch$ 2,155,267	Ch$ 8,294,351	88.0%

Other	192,010	141,347	106,704	440,061	4.6
Shareholders' equity	565,123	-	-	565,123	6.0
2003 net income	130,553	-	-	130,553	1.4

Total liabilities and shareholders' equity	Ch$ 4,674,997	Ch$ 2,493,120	Ch$ 2,261,971	Ch$ 9,430,088	100.0%

Percentage of total financial liabilities and shareholders' equity by currency	45.66%	28.35%	25.99%	100.00%
Asset/liability gap	Ch$ (1,561,329)	Ch$ 1,538,619	Ch$ 22,710

___________________
(1)	Includes assets and liabilities payable in Chilean pesos that are indexed according to the U.S. dollar exchange rate.
(2)	Includes forward contracts.

Market Risk: Models and Measurement

    The data needed for our market risk models are obtained from brokers or government agencies with access to information provided by Reuters or Bloomberg or from information on prices located at issuers’ Internet sites. We maintain a daily risk factor database for currency parities, bond prices and interest rates for different maturities and currencies.

   Asset Liability Portfolio

    ALCO’s policies with respect to the asset liability portfolio protect net interest revenue on a pre-tax basis and the value of equity from advance changes in interest rates, while complying with the limits that have been imposed by Chilean banking regulators and those internally set by us.

    Currency risk associated with our asset liability portfolio is managed using the Value at Risk, or VaR, methodology. See “––Value at Risk.”

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

    Our Financial Division is responsible for managing our interest rate gap for local and foreign currency and for defining internal financial transfer prices, especially minimum and maximum fund raising rates and the cost of funds for each of our active transactions. For this purpose, the finance division buys and sells all matched funds so that the business areas do not have to assume the transaction’s financial risk. We only take mismatched interest rate positions in accordance with the policies and procedures established by ALCO.

    To compute our exposure to repricing risk, we prepare, on a monthly basis, gap profiles for inflation-indexed portfolios, non-inflation indexed portfolios and for dollar portfolios. To compute the different gap profiles we use the following tenor buckets:

  monthly, from one month to three months;
  quarterly, from 90 days to a year;
  annually, from one to five years;
  from five to seven years;
  from seven to ten years; and
  more than ten years.

Next, we calculate the potential impact on net interest revenue over the next twelve months based on a parallel shift in yield curves for inflation indexed (parallel shift of 120 basis points), non-inflation (parallel shift of 170 basis points for one and two months, and 150 basis points for three months up to a year) and dollar positions (parallel shift of 50 basis points). To limit repricing risk, ALCO has established that total potential losses resulting from the parallel shift cannot exceed a certain amount of net interest revenue. The following tables show the average, low and high repricing risk for the years 2002 and 2003:

Repricing Risk 2002

	Low	High	Average	December 31, 2002

(in millions of nominal Ch$)

Pesos position	Ch$ 1,211	Ch$ 5,574	Ch$ 3,003	Ch$ 1,211
UF position	3,113	15,738	6,971	10,772
Foreign currency position	Ch$ 627	Ch$ 2,239	Ch$ 1,345	Ch$ 768

Repricing Risk 2003

	Low	High	Average	December 31, 2003

(in millions of nominal Ch$)

Pesos position	Ch$ 1,263	Ch$ 8,008	Ch$ 4,117	Ch$ 7,515
UF position	5,345	13,970	8,705	6,306
Foreign currency position	Ch$ 96	Ch$ 3,148	Ch$ 1,466	Ch$ 342

    To capitalize on the expected decrease in interest rates, during 2003 we maintained our policy to finance UF-denominated long-term loans using peso-denominated liabilities, particularly non-interest bearing demand deposits, and to a lesser extent, foreign currency deposits. The overall risk of this strategy, which we refer to as net repricing risk, is calculated by subtracting our peso- and foreign currency-denominated liabilities from our UF-denominated assets. Net repricing risk increased marginally, from Ch$3,968 million in 2002 to Ch$4,588 million in 2003.

   The Duration Gap

    Changes in interest rates also affect a bank’s underlying economic value. This is called economic risk. The duration gap seeks to protect the economic value of our equity from unexpected changes in interest rates. To do so, potential losses for existing gaps for inflation indexed and non-inflation position, and for dollar positions, are calculated assuming interest rate shifts based on different volatility scenarios. ALCO has established limits that regulate potential losses resulting from these scenario analyses as a percentage of capital.

    The following tables show the average low and high economic risk exposure as a percentage of capital for the years 2002 and 2003. The last column shows our interest rate sensitivity as of December 31, 2003.

	Economic Risks as a % of Capital 2002

	Low	High	Average	December 2002

Pesos position	0.41%	1.21%	0.84%	0.41%
UF position	0.26	2.65	1.47	1.61
Foreign currency position	0.30%	0.88%	0.49%	0.30%

	Economic Risks as a % of Capital 2003

	Low	High	Average	December 2003

Pesos position	0.27%	0.97%	0.48%	0.70%
UF position	0.94	2.46	1.74	2.03
Foreign currency position	0.02%	0.50%	0.22%	0.02%

    Compared to 2002, during 2003, the average economic risk for the UF positions increased primarily due to an increase in the volatilities for interest rates in UF. Since our position in pesos is basically short term (i.e., less than a year), the high volatility in the peso interest rates has not translated into an increased in our economic risk. Average economic risk for the foreign currency position decreased from 0.49% in 2002 to 0.22% because we have maintained our policy to hedge our exposure to interest rates denominated in foreign currencies. Overall, total economic risk decreased from 2.32% of our capital in 2002 to 1.75% in 2003.

    Central Bank Gap Requirement. The Central Bank mandates that an interest rate risk limit not exceed 8% of a bank’s total capital for commercial banks. The calculation is based on a table per time period compounded by fixed changes in interest rates (100 basis points, or 1%, for the short term and 75 basis points, or 0.75%, for the longer terms) and fixed sensitivity factors for the different time buckets (from 30 days to 20 years). During 2003, this indicator ranged from 3.52% to 6.11%.

   The Trading Portfolio

    Because no single measure can reflect all aspects of market risk, we use several risk measures, both statistical and non-statistical, to control the market risk of our investment portfolio. The statistical measure is VaR. The non-statistical measures are stress testing, Basis Point Value, or BPV, basis risk and volume limit for fixed income portfolio and currency mismatch.

   Value at Risk (VaR)

    VaR is used to measure and to control market risk for trading transactions. VaR provides an estimate of the potential risk of market loss over a specified time horizon at a defined level of confidence. Our bank began performing VaR analysis in January 2001, our stock brokerage subsidiary began performing VaR analysis in July 2003.

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

  our foreign exchange portfolio;
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

    During 2003, the bank changed its VaR methodology in order to take into considerations correlations effects. The following tables show the median, low and high daily VaR for the years 2002 and 2003, along with VaR at December 31, 2002 and 2003.

	Period Ended December 31, 2002			At December 31, 2002

	Median VaR	Minimum VaR	Maximum VaR	VaR

	(in millions of nominal Ch$)

Foreign exchange	26	-	103	10
Interest rate risk	1,817	998	3,042	998
Less: portfolio diversification	(18)	48	(104)	38

Total VAR	1,825	1,046	3,041	1,046

	Period Ended December 31, 2003			At December 31, 2003

	Median VaR	Minimum VaR	Maximum VaR	VaR

	(in millions of nominal Ch$)

Foreign exchange	56	-	281	157
Interest rate risk	971	278	1,617	486
Less: portfolio diversification	(43)	79	(281)	(218)

Total VAR	984	357	1,617	425

    The chart below compares the VaR estimates with no-action-profit and loss (“NAPL”) over the last 12 months ended on December 2003. NAPL describes the hypothetical profit and loss on the position that would have been incurred if the previous day’s closing position had been kept for the next 24 hours and then revalued.

    In the chart below, the bars represent the daily NAPL whereas the two lines above and below the bars represent the daily VaR, plus and minus. Because we use a 95% confidence interval, the cone delimited by the +/- VaR lines should contain 95% of all bars. The decrease in the VaR estimates beginning November 2003 reflects the exclusion of mortgage bonds issued by the bank from the trading portfolio, since these instruments are held for investment purposes. We check the VaR model on an ongoing basis to assess its accuracy. During 2003, the NAPL exceeded the calculated VaR on six occasions, which is within the model expectations.

    Assumptions and Limitations of the VaR Model. Our VaR model assumes that changes in market risk factors have a normal distribution and that the parameters of this joint distribution have been estimated correctly. The normal distribution assumption, however, may result in our underestimating the probability of extreme market moves. For this reason, we also assess stress risk, or the potential loss due to extreme changes in risk factors. Stress testing is explained more thoroughly below. Another limitation to VaR testing is that while we compute VaR at the close of business, trading positions may change substantially during the course of the trading day and, thus, go unnoticed.

   Non-statistical Risk Measures

    Stress Risk. Stress risk is our exposure to unlikely but plausible changes (known as outlier events) in risk factors resulting from maintaining prevailing positions after the close of a business/trading day. An extreme event is defined as a price variation that is beyond the 95% confidence level defined for normal analysis. Once the market movements for specific risk factors have been determined, they are applied to the portfolio. Then the portfolio is revalued to see the effect of the market move on the value of the portfolio. On a daily basis, the financial risk department performs a stress analysis. The stress analysis is done under two different methods. A standard VaR approach (parametric) and a historical simulation approach since we believe that VaR may be subject to model risk. The standard VaR approach assumes that each risk factor experiences a decline in value greater than 3.5 standard deviations of the mean return and assumes zero correlation among asset classes. The financial risk department also computes a VaR figure using the historical simulation method. This amount is obtained from historical data that goes back 381 days from the date of the calculation.

    Basis Point Value (BVP). The BVP is the change in an instrument’s value associated with the change in the reference yield of 1 basis point, or 0.01%. The BVP risk limit has been approved by ALCO. As of December 2003, the BVP for the peso portfolio was $73 million, for the UF portfolio $200 million, and the USD portfolio $20 million.

    Basis Risk. Basis risk is the possibility of loss from imperfectly matched risk, offsetting positions in two related but not identical markets. We control our exposure to the basis risk between our foreign bonds portfolio and the interest rate swaps used to hedge them. As of December 2003, one basis point of basis risk was worth $ 12 million.

    Position Limit for Fixed Income Portfolio and Currency Mismatch. To limit our exposure to interest rate risk, especially in periods of low volatility, we limit the size of our fixed income portfolio.

    ALCO has determined that our net foreign currency mismatches cannot exceed a certain percentage of our capital. This percentage is lower than the net foreign currency mismatches limit established by the Central Bank, as described below.

    Central Bank regulations do not permit the difference between a bank’s assets and liabilities denominated in foreign currencies to exceed 20% of a bank’s paid-in capital and reserves (on an unconsolidated basis). At December 31, 2003, our foreign exchange gap was Ch$17,757 million, equivalent to 3.13 % of our paid-in capital and reserves. This gap includes assets and liabilities denominated in U.S. dollars as well as those denominated in pesos and adjusted by the variation of the U.S. dollar/Chilean peso exchange rate, and off balance sheet items such as interest rate swaps and currency swaps.

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

    The bulk of foreign exchange trading that we undertake is intended to hedge the exposure of our customers to the prevailing rate of exchange. It is our policy to make foreign currency-denominated loans only to customers whose activities generate foreign currency-denominated cash flow or that are indexed to a foreign currency, or if the market value of a customer’s assets is indexed to the rate of exchange. At December 31, 2003, approximately 16.3% of our consolidated total loan portfolio was denominated in foreign currencies.

We enter into forward exchange contracts that are essentially of two types:

  transactions covering U.S. dollars against other foreign currencies; and
  transactions covering only Chilean pesos and UFs against U.S. dollars.

The following table presents notional amounts of our derivatives contracts at December 31, 2003:

At December 31, 2003 Notional Amount

(in millions of constant Ch$ as of December 31, 2003)
Exchange rate forwards denominated in foreign currency	Ch$ 52,561
Foreign currency futures (purchased)	982,265
Foreign currency futures (sold)	1,305,745
Chilean currency futures (purchased)	49,068
Chilean currency futures (sold)	143,820
Interest rate swaps	967,466

Total	Ch$ 3,500,925

    The following table presents foreign currency exchange rate risk instruments as of December 31, 2003, in notional amounts, and weighted average exchange rates by expected (contractual) maturity dates, for the next five years:

	As of December 31, 2003

	2004	2005	2006	2007	2008	Total

	(in millions of constant Ch$ as of December 31, 2003)
Exchange rate forwards denominated in foreign currency
Purchased:
Pay U.S. Dollar/receive Japanese Yen	Ch$ 16,330	-	-	-	-	Ch$ 16,330
Average contractual exchange rate(1)	5.53
Pay U.S. Dollars/receive Euros	14,180	-	-	-	-	14,180
Average contractual exchange rate(1)	704.20
Pay U.S. Dollars/receive Pound sterling	538	-	-	-	-	538
Average contractual exchange rate(1)	997.20
Pay U.S. Dollars/receive Switzerland franc	54	-	-	-	-	54
Average contractual exchange rate(1)	460.11
Pay U.S. Dollars/receive Denmark crown	41	-	-	-	-	41
Average contractual exchange rate(1)	93.97
Sold:
Pay Japanese Yen/receive U.S. dollars	10,689	-	-	-	-	10,689
Average contractual exchange rate(1)	5.53
Pay Argentine peso/receive dollars	4,636	-	-	-	-	4,636
Average contractual exchange rate(1)	3.24
Pay Euros/receive U.S. dollars	4,513	-	-	-	-	4,513
Average contractual exchange rate(1)	733.91
Pay U.S. Pound Sterling/receive U.S. dollars	1,580	-	-	-	-	1,580
Average contractual exchange rate(1)	1,017.89

Total	Ch$ 52,561	-	-	-	-	Ch$ 52,561

Foreign currency futures
Purchased:
Pay Chilean pesos/receive U.S. dollars	695,089	599	-	-	-	695,688
Average contractual exchange rate(1)	621.11	702.99
Pay UF/receive U.S. dollars	277,802	899	-	-	-	278,701
Average contractual exchange rate(1)	664.11	711.11
Pay Chilean pesos/receive Euros	6,813	-	-	-	-	6,813
Average contractual exchange rate(1)	734.85
Pay Chilean pesos/receive Pound sterling	1,063	-	-	-	-	1,063
Average contractual exchange rate(1)	1,054.78

Total	Ch$ 980,767	1,498	-	-	-	Ch$ 982,265

Sold:
Pay U.S. Dollars/receive Chilean pesos	1,001,251	4,202	-	-	-	1,005,453
Average contractual exchange rate(1)	627.97	601.67
Pay U.S. Dollars/receive UF	269,918	27,257	-	-	-	297,175
Average contractual exchange rate(1)	679.39	638.85
Pay Euros/receive Chilean pesos	3,018	-	-	-	-	3,018
Average contractual exchange rate(1)	743.4
Pay Switzerland francs/receive Chilean pesos	55	-	-	-	-	55
Average contractual exchange rate(1)
	487.05
Pay Denmark crown/receive Chilean pesos	44	-	-	-	-	44
Average contractual exchange rate(1)	100.43

Total	Ch$ 1,274,286	31,459	-	-	-	Ch$ 1,305,745

Chilean currency futures
Purchased:
Pay UF/receive Chilean pesos	49,068	-	-	-	-	49,068
Average contractual exchange rate(1)	16,920.00

Total	Ch$ 49,068	-	-	-	-	Ch$ 49,068

Sold:
Pay Chilean pesos/receive UF	142,128	1,692	-	-	-	143,820
Average contractual exchange rate(1)	16,920.00	16,920.00

Total	Ch$ 142,128	Ch$ 1,692	-	-	-	Ch$ 143,820

___________________
(1)	The average contractual exchange rate represents the amount of specified currency equal to U.S.$1.00

Foreign Operations

    We apply the same policies and procedures described above with respect to the New York branch and the Miami agency. The only difference is the participation of their respective general managers on the proposal of limits and flow distribution standards. The Manager of the Corporate and International Division is a permanent member of ALCO. We place particular emphasis on monitoring interest rate risk over the total financial position and market risk of the portfolio of sovereign and corporate bonds maintained by the branch and the agency. The New York branch and the Miami agency do not maintain any other positions significant enough to warrant risk calculation. We perform control over the New York branch and the Miami agency individually and on a consolidated basis with the head office in Chile.

Credit Risk for Derivatives

    We make use of derivative transactions in the course of business to meet the financial needs of our customers, to generate revenues through our trading activities, and to manage our exposure to fluctuations in interest and currency rates. We use the same credit risk management procedures when entering into derivative transactions as we do for traditional lending products. Our primary counter-parties in derivative transactions are investment-grade financial institutions.

    In terms of outstanding exposure to credit risk, the true measure of risk from derivative transactions is the mark-to-market value of the contracts at a point in time (i.e., the cost to replace the contract at the current market rates should the counter-party default prior to the settlement). For most derivative transactions, the notional principal amount does not change hands; it is simply an amount that is used as a reference upon which to calculate payments. While notional principal is the most commonly used volume measure in the derivative and foreign exchange markets, it is not a measure of credit risk. As of December 31, 2003, the credit exposure of our foreign exchange forwards was Ch$227,337 million.

Item 12. Description of Securities Other than Equity Securities

      Not Applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

      None

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

      None.

Item 15. Controls and Procedures

    We carried out an evaluation under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2003. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that the disclosure controls and procedures as of December 31, 2003 were effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Exchange Act, as amended, is recorded, processed, summarized and reported as and when required.

    There has been no change in our internal control over financial reporting during 2003 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert

    Our board of directors has determined that Mr. Jorge Awad M., a member of our audit committee, qualifies as an “audit committee financial expert” and as independent within the meaning of this Item 16A.

Item 16B. Code of Ethics

    We have adopted a code of ethics, as defined in Item 16B of Form 20-F under the Exchange Act. Our code of ethics applies to our chief executive officer, chief financial officer, principal accounting officer and persons performing similar functions, as well as to our directors and other employees without exception. Our code of ethics is filed as an exhibit to this Form 20-F.

Item 16C. Principal Accountant Fees and Services

Audit and Non-Audit Fees

    The following table sets forth the fees billed to us by our independent auditors, Ernst & Young Limitada, during the fiscal years ended December 31, 2002 and 2003:

	Year ended December 31,

	2002	2003

	(in millions of constant Ch$ as of December 31, 2003)
Audit fees	Ch$ 266	Ch$ 391
Audit-related fees	84	102
Tax fees	-	6
Other fees	-	22

Total fees	Ch$ 350	Ch$ 521

    Audit fees in the above table are the aggregate fees billed by Ernst & Young Limitada in connection with the audit of our annual financial statements. This includes: (i) reviews and advisory services related to filings with the LSE and the Securities and Exchange Commission, (ii) the statutory audit required by local regulations, (iii) the audit of the New York and Miami branches and (iv) the audit of the consolidated financial statements required by Item 18 of form 20-F.

    Audit-related fees in the above table are the aggregate fees billed by Ernst & Young Limitada for: (i) control and attestation reports related to a limited review of internal controls for ten of our branches and (ii) support related to financial accounting and reporting standards and certification pursuant to Section 404 of the Sarbanes-Oxley Act.

    Tax fees in the above table are fees billed by Ernst & Young Limitada for tax compliance services, tax consultations and tax planning services.

    Other fees in the above table are fees billed by Ernst & Young Limitada primarily related to training services, advisory services in the form of agreed upon procedures related to computer access controls and compensation research studies.

Pre-Approval Policies and Procedures

    Our Audit Committee approves all audit, audit-related services, tax services and other services provided by Ernst & Young Limitada. Any services provided by Ernst & Young Limitada that are not specifically included within the scope of the audit must be pre-approved by the audit committee prior to any engagement. These policies and procedures have been in place since May 2003.

Item 16D. Exemptions from the Listing Standards for Audit Committees

      Not Applicable.

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

8.1	List of subsidiaries.

11.1	Code of ethics (English translation).

12.1	Certification under Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification under Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification under Section 906 of the Sarbanes-Oxley Act of 2002.

Ch$	=	Chilean pesos
MCh$	=	Millions of Chilean pesos
US$	=	United States dollars
ThUS$	=	Thousands of United States dollars
UF	=	“Unidades de Fomento”, an inflation-indexed, peso denominated monetary unit. The UF rate is set daily based on changes in the Chilean Consumer Price Index.

Application of Constant Chilean Pesos

The December 31, 2001 and 2002 consolidated financial statements have been restated for general price-level changes and expressed in constant Chilean pesos of December 31, 2003 purchasing power.

Report of Independent Auditors

To the Board of Directors and Shareholders of
Banco de Chile and Subsidiaries:

We have audited the accompanying consolidated balance sheets of Banco de Chile and Subsidiaries (the “Bank”) as of December 31, 2002 and 2003 and the related consolidated statements of income, cash flows and changes in shareholders’ equity for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform our audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Bank’s management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Banco de Chile and subsidiaries as of December 31, 2002 and 2003, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in Chile and the regulations issued by the Chilean Superintendency of Banks and Financial Institutions, which differ in certain respects from U.S. generally accepted accounting principles (see Note 28 to the consolidated financial statements).

As more fully described in Note 2 to these consolidated financial statements, during the year ended December 31, 2002 the Bank modified the accounting treatment of financial investments in mortgage finance bonds issued by the Bank, in accordance with regulations issued by the Chilean Superintendency of Banks and Financial Institutions.

ERNST & YOUNG LIMITADA

Santiago, Chile, June 8, 2004

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(Restated for general price-level changes and expressed in millions of constant
Chilean pesos as of December 31, 2003 and thousands of U.S. dollars)

		As of December 31,

ASSETS	NOTE	2002	2003	2003
		MCh$	MCh$	ThUS$
				(Note 1 (o))
CASH AND DUE FROM BANKS	3
Non-interest bearing		603,680	644,078	1,074,502
Interbank deposits-interest bearing		79,507	212,756	354,936

Total cash and due from banks		683,187	856,834	1,429,438

FINANCIAL INVESTMENTS	4
Government securities		878,045	1,010,249	1,685,378
Investments under agreements to resell		32,499	29,660	49,481
Other financial investments		425,124	458,482	764,876
Investment collateral under agreements to repurchase		279,222	417,933	697,229

Total financial investments		1,614,890	1,916,324	3,196,964

LOANS, NET	5
Commercial loans		2,542,492	2,557,000	4,265,790
Consumer loans		416,885	478,093	797,593
Mortgage loans		1,199,144	1,128,030	1,881,869
Foreign trade loans		617,788	658,280	1,098,195
Interbank loans		55,366	13,223	22,060
Leasing contracts	6	251,584	268,956	448,694
Other outstanding loans		607,899	636,649	1,062,108
Past due loans		146,386	105,503	176,008
Contingent loans		385,585	409,612	683,347
Allowance for loan losses	7	(218,202)	(179,391)	(299,274)

Total loans, net		6,004,927	6,075,955	10,136,390

OTHER ASSETS
Bank premises and equipment, net	8	140,736	127,755	213,131
Investments in other companies	9	4,825	5,296	8,835
Assets received in lieu of payment, net		19,187	15,627	26,070
Other	10 (a)	212,018	252,111	420,592

Total other assets		376,766	400,789	668,628

TOTAL ASSETS		8,679,770	9,249,902	15,431,420

The accompanying notes 1 to 30 are an integral part of these consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(Restated for general price-level changes and expressed in millions of constant
Chilean pesos as of December 31, 2003 and thousands of U.S. dollars)

		As of December 31,

	NOTE	2002	2003	2003
		MCh$	MCh$	ThUS$
				(Note 1 (o))
LIABILITIES AND SHAREHOLDERS' EQUITY

DEPOSITS
Non-interest bearing
Current accounts		1,082,905	1,227,877	2,048,442
Bankers' drafts and other deposits		574,318	663,451	1,106,822

Total non-interest bearing		1,657,223	1,891,328	3,155,264

Interest bearing
Savings accounts and time deposits		3,532,426	3,422,535	5,709,744

Total deposits		5,189,649	5,313,863	8,865,008

OTHER INTEREST BEARING LIABILITIES	11
Central Bank credit lines for renegotiations of loans		3,801	2,975	4,963
Other Central Bank borrowings		—	24,906	41,550

Total Central Bank borrowings		3,801	27,881	46,513

Investments under agreements to repurchase		279,442	426,741	711,923
Mortgage finance bonds		1,094,881	1,014,452	1,692,389
Bonds		4,639	3,127	5,217
Subordinated bonds		280,431	271,197	452,432
Borrowings from domestic financial institutions		50,993	49,882	83,217
Foreign borrowings		515,447	717,969	1,197,773
Other obligations		77,538	59,600	99,429

Total other interest bearing liabilities		2,307,172	2,570,849	4,288,893

OTHER LIABILITIES
Contingent liabilities	10 (c)	384,802	409,638	683,391
Other	10 (b)	173,732	259,871	433,538
Minority interest		3	5	8

Total other liabilities		558,537	669,514	1,116,937

Commitments and contingencies	22

SHAREHOLDERS' EQUITY	15
Capital and reserves		571,251	565,123	942,783
Net Income for the year		53,161	130,553	217,799

Total Shareholders’ equity		624,412	695,676	1,160,582

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		8,679,770	9,249,902	15,431,420

The accompanying notes 1 to 30 are an integral part of these consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
(Restated for general price-level changes and expressed in millions of constant
Chilean pesos as of December 31, 2003 and thousands of U.S. dollars)

		Years ended December 31,

	NOTE	2001	2002	2003	2003
		MCh$	MCh$	MCh$	ThUS$
					(Note 1 (o))
INTEREST REVENUE AND EXPENSE
Interest revenue		536,330	696,603	428,704	715,198
Interest expense		(312,813)	(325,338)	(204,234)	(340,719)

Net interest revenue		223,517	371,265	224,470	374,479

PROVISION FOR LOAN LOSSES	7	(47,736)	(101,650)	(60,069)	(100,212)
FEES AND INCOME FROM SERVICES	17
Income from fees and other services		63,136	105,129	136,250	227,303
Other services expenses		(18,538)	(25,722)	(32,861)	(54,821)

Total fees and income from services, net		44,598	79,407	103,389	172,482

OTHER OPERATING INCOME (LOSS)
Gains from trading activities		17,601	23,484	25,062	41,810
Losses from trading activities		(11,564)	(22,353)	(19,732)	(32,918)
Foreign exchange transactions, net		2,640	(31,981)	91,061	151,915

Total other operating income (loss), net		8,677	(30,850)	96,391	160,807

OTHER INCOME AND EXPENSES
Loan loss recoveries	19	10,035	12,033	25,391	42,359
Non-operating income	17	7,671	6,463	6,137	10,238
Non-operating expenses	17	(7,494)	(23,482)	(21,560)	(35,969)
Equity participation in net income (loss) in investments in other companies	9	(45)	(980)	(1,220)	(2,035)
Minority interest		(1)	(1)	(2)	(3)

Total other income and expenses		10,166	(5,967)	8,746	14,590

OPERATING EXPENSES
Personnel salaries and expenses		(84,485)	(135,443)	(125,199)	(208,867)
Administrative and other expenses		(51,256)	(92,920)	(82,280)	(137,266)
Depreciation and amortization		(8,404)	(22,154)	(16,957)	(28,289)

Total operating expenses		(144,145)	(250,517)	(224,436)	(374,422)

NET LOSS FROM PRICE-LEVEL RESTATEMENT	1 (b)	(6,010)	(9,692)	(4,036)	(6,733)

INCOME BEFORE INCOME TAXES		89,067	51,996	144,455	240,991
INCOME TAXES	21	1,406	1,165	(13,902)	(23,192)

NET INCOME		90,473	53,161	130,553	217,799

The accompanying notes 1 to 30 are an integral part of these consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Restated for general price-level changes and expressed in millions of constant
Chilean pesos as of December 31, 2003 and thousands of U.S. dollars)

	Years ended December 31,

	2001	2002	2003	2003
	MCh$	MCh$	MCh$	ThUS$
CASH FLOWS FROM OPERATING ACTIVITIES			(Note 1 (1) )	(Note 1 (o) )
Net income	90,473	53,161	130,553	217,799
Items that do not represent cash flows:
Depreciation and amortization	8,404	22,154	16,957	28,289
Provisions for loan losses	47,736	101,650	60,069	100,212
Provisions for assets received in lieu of payment	181	2,265	1,468	2,449
Net change in trading investments	(297,368)	197,073	(412,334)	(687,888)
Equity participation in net (income) loss in investments in other companies	45	980	1,220	2,035
Net (gain) loss on sales of assets received in lieu of payment	(167)	(2,961)	(4,179)	(6,972)
Net gain on sales of bank premises and equipment	(93)	(354)	(440)	(734)
Net loss from price-level restatement	6,010	9,692	4,036	6,733
Minority interest	1	1	2	3
Other charges not representing cash flows	9,437	38,482	1,325	2,211
Net change in interest accruals	(3,232)	158	87,094	145,297

NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES	(138,573)	422,301	(114,229)	(190,566)

CASH FLOWS FROM INVESTING ACTIVITIES
Net (increase) decrease in loans	(89,150)	(148,432)	(119,827)	(199,905)
Net decrease (increase) in investments purchased under agreements to resell	(17,801)	17,936	2,528	4,218
Purchases of bank premises and equipment	(10,214)	(12,117)	(6,805)	(11,353)
Proceeds from sale of bank premises and equipment	466	1,305	3,466	5,782
Investments in other companies	(1,271)	(654)	(2,282)	(3,807)
Dividends received from investments in other companies	229	263	545	909
Proceeds from sale of assets received in lieu of payment	2,820	25,100	20,146	33,609
Net changes in other assets and liabilities	(26,846)	(136,437)	(64,133)	(106,991)

NET CASH USED IN INVESTING ACTIVITIES	(141,767)	(253,036)	(166,362)	(277,538)

CASH FLOWS FROM FINANCING ACTIVITIES
Net increase in current accounts	54,513	162,772	155,694	259,741
Net increase (decrease) in savings accounts and time deposits	207,909	(473,393)	(70,303)	(117,285)
Net increase in bankers drafts and other deposits	11,570	63,454	94,922	158,357
Net increase (decrease) in investments sold under agreements to repurchase	25,211	29,076	150,098	250,405
Increase in mortgage finance bonds	169,749	124,059	304,829	508,540
Repayment of mortgage finance bonds	(93,868)	(191,016)	(330,290)	(551,016)
Proceeds from bond issues	73,804	10,765	—	—
Repayments of bond issues	(354)	(10,762)	(9,106)	(15,191)
Net increase (decrease) in short-tem borrowings	42,078	70,256	131,969	220,161
Proceeds from issuance of long-term borrowings	295,264	616,861	401,157	669,242
Repayment of long-term borrowings	(371,024)	(566,927)	(314,516)	(524,699)
Dividends paid	(85,261)	(98,039)	(52,632)	(87,807)

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	329,591	(262,894)	461,822	770,448

EFFECT OF PRICE-LEVEL RESTATEMENT ON CASH AND DUE FROM BANKS	(15,665)	(26,102)	(7,584)	(12,652)
NET INCREASE (DECREASE) IN CASH AND DUE FROM BANKS	33,586	(119,731)	173,647	289,692
CASH AND DUE FROM BANKS AT BEGINNING OF YEAR	515,639	549,225	683,187	1,139,746
CASH ACQUIRED IN MERGER WITH BANCO EDWARDS	—	253,693	—	—

CASH AND DUE FROM BANKS AT END OF YEAR	549,225	683,187	856,834	1,429,438

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the year for:
Interest paid	318,221	373,586	272,254	454,196
Income taxes paid	21,054	28,879	27,600	46,044
Non- cash investing transaction during the year for:
Issuance of stock for net assets of Banco de A. Edwards, as follows:
Cash acquired	—	253,693	—	—
Financial investments and loans, net	—	2,584,576	—	—
Bank premises and equipment	—	61,826	—	—
Other assets	—	103,909	—	—
Liabilities	—	(2,754,986)	—	—

Sub-Total	—	249,018	—	—
Stock issued	—	(249,018)	—	—

Total	—	—	—	—

The accompanying notes 1 to 30 are an integral part of these consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(Restated for general price-level changes and expressed in millions of constant
Chilean pesos as of December 31, 2003 and thousands of U.S. dollars)

	Number of shares	Paid in share capital	Reserves	Other Accounts	Net Income	Total

	Millions	MCh$	MCh$	MCh$	MCh$	MCh$

Balance as of January 1, 2001	44,932,7	231,822	69,234	(537)	81,958	382,477
Dividends paid	—	—	—	—	(81,958)	(81,958)
Price-level restatement	—	7,187	2,231	—	—	9,418
Net change in unrealized gains (losses) on permanent financial investments	—	—	—	(1,552)	—	(1,552)
Net adjustment for translation differences	—	—	—	2,915	—	2,915
Net Income for the year	—	—	—	—	86,968	86,968

Balance as of December 31, 2001	44,932,7	239,009	71,465	826	86,968	398,268

Balance as of December 31, 2001 restated in constant Chilean pesos as of December 31, 2003	—	248,641	74,346	859	90,473	414,319

Balance as of January 1, 2002	44,932,7	239,009	71,465	826	86,968	398,268
Capital increase due to merger (Note 15)	23,147,1	224,804	4,464	—	10,103	239,371
Transfer to retained earnings	—	—	3	—	(3)	—
Dividends paid	—	—	—	—	(97,068)	(97,068)
Price-level restatement	—	13,914	1,873	—	—	15,787
Absorption of subsidiaries companies	—	—	(108)	—	—	(108)
Net change in unrealized gains (losses) on permanent financial investments	—	—	—	7,620	—	7,620
Net adjustment for translation differences	—	—	—	1,725	—	1,725
Net Income for the year	—	—	—	—	52,635	52,635

Balance as of December 31, 2002	68,079,8	477,727	77,697	10,171	52,635	618,230

Balance as of December 31, 2002 restated in constant Chilean pesos as of December 31, 2003	—	482,504	78,474	10,273	53,161	624,412

Balance as of January 1, 2003	68,079,8	477,727	77,697	10,171	52,635	618,230
Transfer to retained earnings	—	—	3	—	(3)	—
Dividends paid	—	—	—	—	(52,632)	(52,632)
Price-level restatement	—	4,777	1,041	—	—	5,818
Net change in unrealized gains (losses) on permanent financial investments	—	—	—	(2,617)	—	(2,617)
Net adjustment for translation differences	—	—	—	(3,676)	—	(3,676)
Net Income for the year	—	—	—	—	130,553	130,553

Balance as of December 31, 2003	68,079,8	482,504	78,741	3,878	130,553	695,676

The accompanying notes 1 to 30 are an integral part of these consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price - level changes and expressed in millions of constant
Chilean pesos as of December 31, 2003)

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

Banco de Chile and its subsidiaries (collectively “the Bank”) operate in a single industry sector. Within this industry, the Bank offers a broad range of banking services to customers ranging from individuals to large corporations. The services are managed in the following segment areas for internal reporting purposes: large corporate banking, middle market corporate banking, retail and personal banking services, international banking services and treasury banking services. The Bank’s subsidiaries provide other services including securities brokerage, mutual fund management, factoring, securitization activities, insurance brokerage and financial advisory services.

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

Subsidiary	Interest Owned %
Banedwards S.A. Asesoria Financiera (*)	99.90
Banedwards Administradora de Fondos de Inversion S.A. (*)	99.51
Banedwards S.A. Corredores de Bolsa (*)	99.16
Banedwards S.A. Administradora de Fondos Mutuos	99.00
Banedwards Corredora de Seguros Ltda. (*)	99.00
Banedwards Factoring S.A. (*)	99.00
__________________
(*)	Subsidiary absorbed by Banchile companies of the same line of business.

In accordance with accounting principles generally accepted in Chile, the consolidated financial statements do not give retroactive effect to the merger. Note 28 presents the most significant differences between Chilean GAAP and United States Generally Accepted Accounting Principles. As more fully explained in that note, under United States’ accounting rules the consolidated financial statements give retroactive effect to accounting for the merger in a manner similar to a pooling of interests, due to the fact that at the time of the merger both entities were under common control, with all periods presented as if Banco de Chile and Banco de A. Edwards had been combined since the date that common control existed.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price - level changes and expressed in millions of constant
Chilean pesos as of December 31, 2003)

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

The consolidated financial statements include the financial position and results of operations of Banco de Chile and its majority-owned subsidiaries. All significant intercompany transactions and balances have been eliminated in the consolidation. The majority-owned subsidiaries of Banco de Chile as of December 31, 2002 and 2003 are as follows:

Subsidiary	Interest Owned %

	2002	2003

Banchile Administradora General de Fondos S.A.	99.98	99.98
Banchile Asesoria Financiera S.A.	99.52	99.94
Banchile Corredores de Seguros Ltda.	99.75	99.75
Banchile Corredores de Bolsa S.A.	99.68	99.68
Banchile Factoring S.A.	99.52	99.52
Banchile Securitizadora S.A.	99.00	99.00
Socofin S.A.	99.00	99.00
Promarket S.A.	99.00	99.00

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

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price - level changes and expressed in millions of constant
Chilean pesos as of December 31, 2003)

1. Summary of Significant Accounting Policies (continued)

(b) Price-level restatement (continued)

  For comparative purposes, the consolidated financial statements for periods through December 31, 2002 have been restated in Chilean pesos of general purchasing power as of December 31, 2003 (“constant pesos”), to reflect changes in the CPI from the financial statement dates to December 31, 2003. This updating does not change the prior year’s financial statements or information in any way except to update the amounts therein to constant pesos of similar purchasing power. Amounts previously presented in constant Chilean pesos as of each balance sheet date have been adjusted by the percentage changes in the Chilean CPI to December 31, 2003, as follows:
Year	Change in Index

2001	4.0%(1)
2002	1.0%(2)
__________________
(1)	Equivalent to the amounts for 2001 multiplied by the change in the CPI for 2002, then by the change in the CPI for 2003.
(2)	Equivalent to the amounts for 2002 multiplied by the change in the CPI for 2003.

The general price-level restatements are calculated using the CPI, and are based on the “prior month rule”, in which the inflation adjustments are based on the CPI at the close of the month preceding the close of the respective period or transaction. The CPI is considered by the business community, the accounting profession, and the Chilean government to be the index that most closely complies with the technical requirement to reflect the variation in the general level of prices in the country and, consequently, is widely used for financial reporting purposes in Chile.

The values of the CPI used for price-level restatement purposes are as follows:

Year	Index (*)	Change in Index

2001	110.10	3.1%
2002	113.36	3.0%
2003	114.44	1.0%
__________________
*	Index as of November 30, of each year under prior month rule described above.

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

The net charge to income for price-level restatement is comprised of the following restatements of non-monetary assets and liabilities. These figures are expressed in constant Chilean pesos of December 31, 2003.

	Year ended December 31,

	2001	2002	2003
	MCh$	MCh$	MCh$

Shareholders' equity	(9,798)	(15,945)	(5,818)
Bank premises and equipment	2,545	4,574	1,234
Investment in other companies	576	1,012	371
Other, net	667	667	177

Net loss from price-level restatement	(6,010)	(9,692)	(4,036)

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price - level changes and expressed in millions of constant
Chilean pesos as of December 31, 2003)

1. Summary of Significant Accounting Policies (continued)

(c) Index-linked assets and liabilities

Certain of the Bank’s interest-bearing assets and liabilities are denominated in index-linked units of account.

The principal index-linked unit used in Chile is the Unidad de Fomento (“UF”), a unit of account, which changes daily to reflect changes in the CPI. The carrying amounts of such assets and liabilities change with the respective changes in the UF and serve to offset the monetary gains or losses from holding such assets and liabilities. As the Bank’s UF-denominated assets exceed its UF-denominated liabilities, any increase in the Chilean CPI results in a net gain on indexation. Values for the UF are as follows (historical Chilean pesos per UF).

December 31,	Ch$
2001	16,262.66
2002	16,744.12
2003	16,920.00

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

The amount of net gains and losses on foreign exchange includes the recognition of the effects that variations in the exchange rates have on assets and liabilities denominated in foreign currencies and their gains or losses on foreign exchange spot and forward transactions undertaken by the Bank. The results of such foreign exchange transactions undertaken by the Bank and its subsidiaries are included as other non-operating income (for gross gains) and other non-operating expenses (for gross losses).

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price - level changes and expressed in millions of constant
Chilean pesos as of December 31, 2003)

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

The application of this adjustment generated net unrealized gains in income of MCh$9,588 and MCh$15,728 and a net unrealized loss in income of MCh$10,227, in 2001, 2002 and 2003 respectively, which were included in operating income under “Gains (losses) from trading activities”. The adjustment of the permanent portfolio, generated a net debit to equity of MCh$1,898, a net credit of MCh$9,174 and a net debit of MCh$3,112, in 2001, 2002 and 2003, respectively.

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

Property, plant and equipment	Useful Life

Land and buildings	5 - 80
Furniture and fixtures	3 - 10
Machinery and equipment	2 - 10
Vehicles	5
Other	6 - 8

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price - level changes and expressed in millions of constant
Chilean pesos as of December 31, 2003)

1. Summary of Significant Accounting Policies (continued)

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

Category	Provisions as a percentage of aggregate exposure
A	0%
B	1
B-	20
C	60
D	90%

The resulting weighted average allowance rate is the risk index utilized in the calculation of the global loan loss reserve.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price - level changes and expressed in millions of constant
Chilean pesos as of December 31, 2003)

1. Summary of Significant Accounting Policies (continued)

(j) Allowance for loan losses(continued)

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

(k) Income taxes

Effects of deferred income taxes are recorded in conformity with Technical Bulletins No. 60 and its related amendments, issued by the Chilean Association of Accountants (see Note 21).

The income tax provision is determined based on current Chilean tax legislation.

(l) Consolidated statements of cash flows

For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks. For the years ended December 31, 2001, 2002 and 2003 the consolidated statement of cash flows has been prepared in accordance with Technical Bulletin No.65 of the Chilean Association of Accountants.

(m) Staff severance indemnities

The Bank has recorded a liability for long-term severance indemnities in accordance with employment contracts it has with certain employees. The liability, which is payable to specified retiring employees with more than 30 years of service, is recorded at the present value of the accrued benefits, which are calculated by applying a real discount rate to the benefit accrued as of year-end over the estimated average remaining service period. For the years ended December 31, 2001, 2002 and 2003, the obligation has been discounted using the real interest rate of 7.0% per annum.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price - level changes and expressed in millions of constant
Chilean pesos as of December 31, 2003)

1. Summary of Significant Accounting Policies (continued)

(n) Fees and expenses related to loans and services

Fees and expenses related to loans and services are deferred and recognized in income over the term of the loans to which they relate, and to the period that the services are performed.

(o) Convenience translation to U.S. dollars

The Bank maintains its accounting records and prepares its consolidated financial statements in Chilean pesos. The U.S. dollar amounts disclosed in the accompanying financial statements are presented solely for the convenience of the reader at the observed exchange rate for December 31, 2003 of Ch$599.42 per US$1.00. This translation should not be construed as representing that the Chilean peso amounts actually represent or have been, or could be, converted into U.S. dollars at such a rate or, any other rate.

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

(q) Reclassifications

Certain minor reclassifications have been made to balances in the 2001 and 2002 financial statements in order to conform with the 2003 presentation.

(r) Assets received in lieu of payment

Assets received in lieu of payment are recorded at restated cost less regulatory charge-offs and presented net of a global valuation allowance if the total of the fair value of those assets is lower than restated cost. The Superintendency of Banks requires regulatory charge-offs if the asset is not sold within one year from foreclosure. As instructed, charge-offs are recorded on a straight-line basis over the following 18-month period.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price - level changes and expressed in millions of constant
Chilean pesos as of December 31, 2003)

2. Changes in Accounting Principles

In accordance with Circular No. 3,196 issued by the Superintendency of Banks, effective October 31, 2002 the Bank modified its accounting treatment of financial investments in mortgage finance bonds issued by the Bank. This change consisted in reducing from assets the amount recorded for mortgage finance bonds issued by the Bank, and from liabilities, the respective mortgage finance bonds obligation. Likewise, the difference between the amount deducted from related assets and liabilities, was recognized under other assets, and is amortized using the straight-line method based on the term of the obligation. As of October 31, 2002 the effect of the indicated change resulted in a decrease of MCh$204,656 from “other financial investments”, a decrease of MCh$202,774 from “mortgage finance bonds”, and recognizing a net amount of MCh$1,883 under “other assets”. As of December 31, 2002 and 2003 the Bank records a net amount of MCh$1,917 and MCh$2,086, respectively, under “Other assets”.

3. Cash and Due from Banks

Included in cash and due from banks are amounts maintained by the Bank with various foreign and local banks, including the Chilean Central Bank (“Central Bank”).

In accordance with guidelines established by the Superintendency of Banks, the Bank must maintain certain non-interest bearing balances in its account with the Central Bank. The required balances are based upon specified financial criteria, including the level of the Bank’s deposits, the amounts of its foreign borrowings and its average liabilities. These restricted cash amounts totaled MCh$239,757 and MCh$163,745 as of December 31, 2002 and 2003, respectively.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price - level changes and expressed in millions of constant
Chilean pesos as of December 31, 2003)

4. Financial Investments

A summary of financial investments is as follows:

	As of December 31,		Weighted Average Nominal Rate as of December 31, 2003%

	2002 MCh$	2003 MCh$

Central Bank and Government Securities
Marketable debt securities	599,067	968,401	3.45%
Marketable debt securities with limited secondary market	273,446	—	—
Chilean government securities	5,532	41,848	5.01
Investments purchased under agreements to resell	32,499	29,660	3.68
Investments collateral under agreements to repurchase	196,984	324,576	3.23

Subtotal	1,107,528	1,364,485	3.45

Corporate Securities and Other Financial Investments
Investments in Chilean financial institutions	45,494	131,945	3.00
Foreign government notes	51,617	33,613	1.39
Investments in foreign countries	279,890	186,559	2.72
Other financial investments	48,123	106,365	6.46
Investments collateral under agreements to repurchase	82,238	93,357	4.94

Subtotal	507,362	551,839	3.80

Total	1,614,890	1,916,324	3.55%

Financial investments are classified at the time of the purchase, based on management’s intentions, as either trading or permanent. The related amounts are as follows:

	As of December 31,
	2002	2003
	MCh$	MCh$
Permanent	279,187	41,933
Trading	1,335,703	1,874,391

Total	1,614,890	1,916,324

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price - level changes and expressed in millions of constant
Chilean pesos as of December 31, 2003)

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

Other outstanding loans principally include current account overdrafts, bills of exchange and other mortgage loans, which are financed by the Bank’s general borrowings.

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

The following table summarizes the most significant loan concentrations expressed as a percentage of total loans, excluding contingent loans and before allowance for loan losses:

	As of December 31,

	2002%	2003%

Financial Services	19.66	18.83
Residential mortgage loans	17.93	17.36
Manufacturing	10.21	10.46
Commerce	11.85	12.11
Agriculture, livestock, forestry, agribusiness, fishing	8.43	8.10
Consumer loans	13.97	14.16

Substantial portions of the Bank’s loans are to borrowers doing business in Chile.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price - level changes and expressed in millions of constant
Chilean pesos as of December 31, 2003)

6. Leasing Contracts

The Bank’s scheduled cash flows to be received from leasing contracts have the following maturities as of December 31, 2003:

	As of December 31, 2003

Maturity	Total Receivable	Unearned Income	Net lease Receivable

	MCh$	MCh$	MCh$

Due within one year	92,946	(17,777)	75,169
Due after 1 year but within 2 years	61,208	(12,103)	49,105
Due after 2 years but within 3 years	42,440	(9,090)	33,350
Due after 3 years but within 4 years	33,232	(7,084)	26,148
Due after 4 years but within 5 years	25,933	(5,415)	20,518
Due after 5 years	78,132	(13,466)	64,666

Total leasing contracts	333,891	(64,935)	268,956

Leased assets consist principally of real estate, industrial machinery, vehicle, and computer equipment. The allowance for uncollectible lease receivable was MCh$8,273 as of December 31, 2003 (MCh$10,717 as of December 31, 2002), which forms part of the allowance for loan losses.

7. Allowance for Loan Losses

The changes in the allowance for loan losses for the periods indicated are as follows:

	2001	2002	2003
	MCh$	MCh$	MCh$

Balance as of January 1,	121,129	137,757	218,202
Banco de A. Edwards balances as of January 1, 2002	—	97,368	—
Price-level restatement (1)	(3,024)	(6,498)	(2,748)
Charge-offs	(28,084)	(112,075)	(96,132)
Provisions established	48,918	126,378	61,524
Provisions released	(1,182)	(24,728)	(1,455)

Balance as of December 31,	137,757	218,202	179,391

_________________
(1)	Reflects the effect of inflation and exchange rate changes of branches abroad on the allowance for loan losses at the beginning of each period, adjusted to constant pesos of December 31, 2003.

The provisions for loan losses included in the results of operations for the periods indicated is as follows:

	Years ended December 31,

	2001	2002	2003
	MCh$	MCh$	MCh$

Provisions established	(48,918)	(126,378)	(61,524)
Provisions released	1,182	24,728	1,455

Net income charge	(47,736)	(101,650)	(60,069)

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price - level changes and expressed in millions of constant
Chilean pesos as of December 31, 2003)

8. Bank Premises and Equipment, net

The major categories of Bank premises and equipment net of accumulated depreciation are as follows:

	As of December 31,

	2002	2003
	MCh$	MCh$
Land and buildings	97,592	92,696
Furniture and fixtures	22,419	18,304
Machinery and equipment	17,915	13,966
Vehicles	535	626
Others	2,275	2,163

Bank premises and equipment, net	140,736	127,755

In accordance with rules of the Superintendency of Banks, Bank premises and equipment are presented net of accumulated depreciation.

9. Investments in other companies

As of December 31, 2001, 2002 and 2003, investments in other companies and the Bank’s participation in such companies’ results of operations for each of the periods indicated, consist of the following:

	As of and for the years ended December 31,

	2001		2002		2003

	Investment	Income (Loss)	Investment	Income (Loss)	Investment	Income (Loss)	Ownership Interest 2003

	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	%

Redbanc S.A	448	83	881	153	1,020	291	25.42
Soc. Operadora de Tarjetas de Crédito Nexus S.A.	417	(220)	883	48	986	142	25.81
Transbank S.A	357	55	843	129	846	129	17.44
Servipag Ltda	673	27	723	51	811	88	50.00
Bolsa de Comercio de Santiago (Stock Exchange)	62	1	643	94	545	88	4.17
Sociedad Interbancaria de Depósito de Valores S.A	141	39	245	43	238	36	17.60
Artikos Chile S.A	673	(99)	(69)	(1,256)	203	(1,996)	50.00
Centro de Compensación Automatizado S.A. (CCA S.A.)	141	31	154	12	199	44	33.33
Bolsa de Valores de Chile (Stock Exchange)	323	60	123	1	124	1	5.00
Empresa de Tarjetas Inteligentes S.A	71	(22)	157	(146)	114	(43)	26.67

Total investments in other companies accounted for under the equity method	3,306	(45)	4,583	(871)	5,086	(1,220)
Other investments carried at cost	249	—	242	(109)	210	—

Total investments in other companies	3,555	(45)	4,825	(980)	5,296	(1,220)

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price - level changes and expressed in millions of constant
Chilean pesos as of December 31, 2003)

10. Other Assets and Other Liabilities

(a) Other assets

	As of December 31,

	2002	2003
	MCh$	MCh$
Deferred income tax assets	70,735	91,464
Credit card charges in process	29,029	44,300
Amounts receivable under spot foreign exchange transaction	30,249	39,148
Assets for leasing	23,766	24,499
Balances with domestic branches	13,529	9,072
Deferred asset on bonds issuances	7,112	6,103
Software investment	2,939	4,714
Accounts receivable for assets received in lieu of payment sold	3,792	4,583
VAT fiscal credit	1,784	3,219
Deferred fees	3,000	2,750
Deferred asset related to mortgage finance bonds issued by the bank	1,917	2,086
Transactions in process	5,798	1,373
Deferred expenses	1,626	1,066
Recoverable taxes	4,105	941
Materials and supplies	965	478
Other	11,672	16,315

Total other assets	212,018	252,111

(b) Other liabilities

	As of December 31,

	2002	2003
	MCh$	MCh$
Accounts payable	58,652	100,927
Deferred tax liabilities	30,286	48,250
Amounts payable under spot foreign exchange transaction	28,482	47,030
Allowance of income taxes	442	9,909
Derivative instruments, net	8,566	9,306
Accrued staff vacation expense	8,697	9,169
Accrued severance staff indemnities	7,724	7,533
Deferred liability on bonds issuances	7,112	6,103
Administration and credit card contract provision	2,235	4,626
Leasing deferred gains	3,167	4,173
Commissions deferred	3,147	3,839
VAT fiscal debit	2,194	3,209
Transactions in process	2,737	1,629
Legal contingencies provision	1,099	725
Other	9,192	3,443

Total other liabilities	173,732	259,871

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price - level changes and expressed in millions of constant
Chilean pesos as of December 31, 2003)

10. Other Assets and Other Liabilities (continued)

(c) Contingent Liabilities

Contingent liabilities consist of open and unused letters of credit, together with guarantees granted by the Bank in Chilean pesos, UF and foreign currencies (principally U.S. dollars). The liability represents the Bank's obligations under such agreements. The Bank's rights under these agreements are recognized as assets on the Bank’s balance sheets under the caption "Contingent loans". (See note 5).

11. Other Interest Bearing Liabilities

The Bank's long-term and short-term borrowings are summarized below. In accordance with the guidelines established by the Superintendency of Banks, the Bank does not present a classified balance sheet. Borrowings are described as short-term when they have original maturities of less than one year or are due on demand. All other borrowings are described as long-term, including the amounts due within one year on such borrowings.

	As of December 31, 2002			As of December 31, 2003

	Long-term	Short-term	Total	Long-term	Short-term	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Central Bank Credit lines for renegotiation of loans	3,801	—	3,801	2,975	—	2,975
Other Central Bank borrowings	—	—	—	—	24,906	24,906
Mortgage finance bonds	1,094,881	—	1,094,881	1,014,452	—	1,014,452
Bonds	4,639	—	4,639	3,127	—	3,127
Subordinated bonds	280,431	—	280,431	271,197	—	271,197
Borrowings from domestic financial instituitions	127	50,866	50,993	103	49,779	49,882
Foreign borrowings	335,087	180,360	515,447	450,860	267,109	717,969
Investments under agreements to repurchase	—	279,442	279,442	—	426,741	426,741
Other obligations	46,320	31,218	77,538	9,846	49,754	59,600

Total other interest bearing liabilities	1,765,286	541,886	2,307,172	1,752,560	818,289	2,570,849

(a) Central Bank borrowings

Central Bank borrowings include credit lines for the renegotiation of loans and other Central Bank borrowings. Credit lines were provided by the Central Bank for the renegotiation of mortgage loans due to the need to refinance debts as a result of the economic recession and crisis of the Chilean banking system from 1982 to 1985. The credit lines for the renegotiations of mortgage loans are linked to the UF index and carry a real annual interest rate of 2.4%. The maturities of the outstanding amounts are as follows:

As of December 31, 2003

MCh$
Due within 1 year	2,975
Due after 1 year but within 2 years	—
Due after 2 years but within 3 years	—
Due after 3 years but within 4 years	—
Due after 4 years but within 5 years	—
Due after 5 years	—

Total long-term (Credit lines for renegotiation of loans)	2,975
Total short-term (Other Central Bank borrowings)	24,906

Total Central Bank borrowings	27,881

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price - level changes and expressed in millions of constant
Chilean pesos as of December 31, 2003)

11. Other Interest Bearing Liabilities (continued)

(b) Mortgage finance bonds

These bonds are used to finance the granting of mortgage loans. The outstanding principal amounts of the bonds are amortized on a quarterly basis. The range of maturities of these bonds is between five and twenty years. The bonds are linked to the UF index and carry a weighted average annual rate of interest of 6.2% as of December 31, 2003.

The maturities of outstanding mortgage bond amounts as of December 31, 2003 are as follows:

As of December 31, 2003

MCh$
Due within 1 year	84,397
Due after 1 year but within 2 years	87,257
Due after 2 years but within 3 years	88,085
Due after 3 years but within 4 years	86,401
Due after 4 years but within 5 years	83,345
Due after 5 years	584,967

Total mortgage finance bonds	1,014,452

(c) Bonds

The maturities of outstanding bonds amounts as of December 31, 2003 are as follows:

As of December 31, 2003

MCh$
Due within 1 year	905
Due after 1 year but within 2 years	858
Due after 2 years but within 3 years	858
Due after 3 years but within 4 years	506
Due after 4 years but within 5 years	—
Due after 5 years	—

Total bonds	3,127

Bonds are linked to the UF Index and carried an average real annual interest rate of 6.9% as of December 31, 2003, with interest and principal payments due semi-annually. The bonds were originally intended to finance loans that had a maturity of greater than one year.

(d) Subordinated bonds

In 2002 the Bank issued Bonds totaling UF1,580,000 (known as “6.5% Bonds”) at a discount of UF98,670. The 6.5% Bonds are linked to the UF index with interest and principal payments due semi-annually. The discount on the issuance of the “6.5% Bonds” is amortized over the life of the bond. As of December 31, 2003, the effective real interest rate is 7.0%, taking into consideration the discount on issuance.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price - level changes and expressed in millions of constant
Chilean pesos as of December 31, 2003)

11. Other Interest Bearing Liabilities (continued)

(d) Subordinated bonds (continued)

The 6.5% Bonds are intended for the financing of loans having a maturity of greater than one year. As of December 31, 2003 the outstanding maturities of these bonds, which are considered long-term, are as follows:

As of December 31, 2003

MCh$
Due within 1 year	25,571
Due after 1 year but within 2 years	19,307
Due after 2 years but within 3 years	19,307
Due after 3 years but within 4 years	19,307
Due after 4 years but within 5 years	19,307
Due after 5 years	168,398

Total subordinated bonds	271,197

Subordinated bonds are considered in the calculation of “effective equity” for the purpose of determining the Bank’s minimum capital requirements (See Note 14).

(e) Borrowings from domestic financial institutions

Borrowings from domestic financial institutions are used to fund the Bank’s general activities, carry a weighted average annual real interest rate of 2.3% and have the following outstanding maturities as of December 31, 2003.

As of December 31, 2003

MCh$
Due within 1 year	103
Due after 1 year but within 2 years	—
Due after 2 years but within 3 years	—
Due after 3 years but within 4 years	—
Due after 4 years but within 5 years	—
Due after 5 years	—

Total long-term	103
Total short-term	49,779

Total borrowings from domestic financial institutions	49,882

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price - level changes and expressed in millions of constant
Chilean pesos as of December 31, 2003)

11. Other Interest Bearing Liabilities (continued)

(f) Foreign borrowings

The Bank has short-term and long-term borrowings from foreign banks. The outstanding maturities of these borrowings as of December 31, 2003 are as follows:

As of December 31, 2003

MCh$
Due within 1 year	431,098
Due after 1 year but within 2 years	13,015
Due after 2 years but within 3 years	127
Due after 3 years but within 4 years	6,620
Due after 4 years but within 5 years	—
Due after 5 years	—

Total long-term	450,860
Total short-term	267,109

Total foreign borrowings	717,969

All of these loans are denominated in U.S. dollars, are principally used to fund the Bank’s foreign trade loans and carry an average annual nominal interest rate of 3.8% as of December 31, 2003.

(g) Other obligations

	As of December 31,

	2002	2003
	MCh$	MCh$
Other long-term obligations:
Payable accounts	883	—
Obligations with Chilean government	45,437	9,846

Total other long-term obligations	46,320	9,846
Other short-term obligations	31,218	49,754

Total other obligations	77,538	59,600

As of December 31, 2003, other obligations had the following maturities:

As of December 31, 2003

MCh$
Due within 1 year	945
Due after 1 year but within 2 years	1,200
Due after 2 years but within 3 years	1,418
Due after 3 years but within 4 years	1,479
Due after 4 years but within 5 years	1,408
Due after 5 years	3,396

Total long-term	9,846
Total short-term	49,754

Total other obligations	59,600

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price - level changes and expressed in millions of constant
Chilean pesos as of December 31, 2003)

12. Obligations Arising From Lease Commitments

The Bank leases certain premises under operating leases. The following table shows the future minimum payments under the terms of the lease commitments, expressed in constant Chilean pesos as of December 31, 2003.

As of December 31, 2003

MCh$
Due within 1 year	5,954
Due after 1 year but within 2 years	4,501
Due after 2 years but within 3 years	3,270
Due after 3 years but within 4 years	2,690
Due after 4 years but within 5 years	2,261
Due after 5 years	21,366

Total obligations arising from lease commitments	40,042

The rental expense on premises was MCh$2,853, MCh$6,622 and MCh$6,314 for the years ended December 31, 2001, 2002 and 2003, respectively, and is included in the Consolidated Statements of Income under “Administrative and other expenses”.

13. Derivative Financial Instruments

(a) Derivative activities

The Bank takes positions in the foreign exchange market by the use of forward exchange contracts and spot exchange contracts. These activities constitute treasury business and help the Bank to provide customers with capital markets products. Other derivative transactions include primarily interest rate swaps (paid fixed-received floating) and rate lock.

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

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price - level changes and expressed in millions of constant
Chilean pesos as of December 31, 2003)

13. Derivative Financial Instruments (continued)

(b) Market risk and risk management activities (continued)

The notional amounts of these contracts as of December 31, 2002 and 2003 are as follows:

			Contract amounts

Description of transaction	Number of		Less than		Over
	operations		3 months		3 months

	2002	2003	2002	2003	2002	2003
			ThUS$	ThUS$	ThUS$	ThUS$
Local Market:
- Foreign currency future purchase contracts with Chilean currency	588	1,144	242,234	691,065	867,936	1,343,865
- Foreign currency future sale contracts with Chilean currency	521	1,097	265,838	505,762	822,707	1,224,347
- Foreign currency forward contracts	75	21	4,351	10,101	4,537	7,449

Foreign Markets:
- Foreign currency future contracts with Chilean currency	—	4	—	12,000	—	40,000
- Foreign currency forward contracts	70	70	48,286	19,104	7,936	26,492
- Foreign currency futures sold	175	179	17,588	24,540	—	—
- Interest rate swaps	78	137	—	32,000	635,798	1,480,385

The amounts refer to United States dollar amounts purchased or sold, or the equivalent in United States dollars of the foreign currency purchased or sold or the future amount, or the amount on which interest rate contracts are agreed. The period refers to the contract maturity from the date of the transaction.

(c) Contracts on the value of authorized readjustment systems and on interest rates in Chilean currency.

			Notional contract amounts

Description of transaction	Number of		Less than		Over
	operations		3 months		3 months

	2002	2003	2002	2003	2002	2003
			MCh$	MCh$	MCh$	MCh$
UF/pesos forward contracts purchased	17	27	1,691	1,692	34,668	47,376
UF/pesos forward contracts sold	5	76	—	6,768	2,573	137,052
Interest rate swaps	—	10	—	—	—	60,912

(d) Fair value of traded instruments

The table below sets forth the estimated fair value of derivative financial instruments held or issued by the Bank for trading purposes as of December 31, 2002 and 2003.

	Fair value as of December 31,

	2002	2003
	MCh$	MCh$

Contracts to purchase and sell foreign exchange	(7,437)	(13,131)
Interest rate swaps	12,331	15,336

For those instruments held by the Bank where no quoted market prices are available, fair values have been estimated using modeling and other valuation techniques.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price - level changes and expressed in millions of constant
Chilean pesos as of December 31, 2003)

14. Minimum Capital Requirements

In accordance with the Chilean Banking Law, Chilean Banks are required to maintain a minimum equity level of UF800,000, equivalent to MCh$13,536 as of December 31, 2003. In addition, Chilean Banks are required to maintain a minimum “capital” (capital and reserves) of at least 3% of their total assets net of provisions, and an “effective equity” of not less than 8% of their “risk-weighted assets”. The “effective equity” is defined as “net capital base” plus subordinated bonds, up to 50% of the capital and reserves, plus voluntary provisions of up to 1.25% of their risk-weighted assets. The value of the subordinated bonds that can be considered in the “effective equity” should decrease by 20% per year beginning six years prior to maturity.

The Bank’s actual qualifying “net capital base” and “effective equity” used to support its “risk-weighted assets”as of December 31, 2003, are set forth in the following table:

As of December 31, 2003

MCh$
Basic Capital	565,123
3% of total assets net of provisions	(278,784)

Excess over minimum required equity	286,339

Net capital base as a percentage of the total assets, net of provisions	6.08%

Effective equity	811,685
8% of risk-weighted assets	(491,238)

Excess over minimum required equity	320,447

Effective equity as a percentage of the risk-weighted assets (*)	13.22%
___________________
(*)	This ratio has been determined on total assets adjusted by risk on a consolidated basis, as established by Circular No.3,178 dated June 7, 2002, from the Superintendency of Banks.

15. Shareholders’ Equity

(a) The merger
At the Extraordinary Shareholders’ Meeting of Banco de Chile, held on December 6, 2001, the merger by incorporation of Banco de A. Edwards and Banco de Chile, with the later acquiring all assets an assuming all liabilities of the former, incorporating all equity, which included net income for the year ended December 31, 2001, and shareholders of Banco de A. Edwards into Banco de Chile was approved. Later, on December 18, 2001 at Banco de A. Edwards’ Extraordinary Shareholders’ Meeting the merger was approved on the same terms, also obtaining the approval from the Superintendency of Banks and Financial Institutions on December 21, 2001. The merger became effective as of January 1, 2002.

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

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price - level changes and expressed in millions of constant
Chilean pesos as of December 31, 2003)

15. Shareholders’ Equity (continued)

(b) Dividends

Dividends are declared and paid during the year subsequent to that in which the related net income was earned. Dividends declared and paid in 2001, 2002 and 2003 in constant Chilean pesos of December 31, 2003 are as follows:

	Paid during the year ended December 31,

	2001	2002	2003
	MCh$	MCh$	MCh$
Dividends relating to prior year net income	85,261	98,039	52,632

16. Transactions with Related Parties

In accordance with the rules of the Superintendency of Banks, related parties are defined as individuals or companies who are directors, officers, or shareholders who own more than 1% of the Bank's shares.

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

(a) Loans granted to related parties

Loans to related parties, all of which are current, are as follows:

	As of December 31,

	2001		2002		2003

		Collateral		Collateral		Collateral
	Loans	Pledged	Loans	Pledged	Loans	Pledged
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Operating companies	51,028	16,441	97,389	23,249	78,219	21,379
Investment companies	4,322	56	7,013	2,230	33,280	2,246
Individuals (1)	3,575	869	1,771	1,387	2,280	1,577

Total	58,925	17,366	106,173	26,866	113,779	25,202

___________________
(1)	Includes only debt obligations that are equal to or greater than UF 3,000, equivalent to approximately MCh$51 as of December 31, 2003.

The activity in the balances of loans to related parties are as follows:

	2002	2003

	MCh$	MCh$
Balance as of January 1, 2002	58,925	106,173
Banco de A. Edwards balances as of January 1, 2002	31,379	—
New loans	75,253	55,953
Repayments	(56,753)	(47,296)
Price-level restatement (1)	(2,631)	(1,051)

Balance as of December 31	106,173	113,779

___________________
(1)	Reflects the effect of restatement of beginning balances to constant pesos of December 31, 2003.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price - level changes and expressed in millions of constant
Chilean pesos as of December 31, 2003)

16. Transactions with Related Parties (continued)

(b) Other transactions with related parties.

During the years ended December 31, 2001, 2002 and 2003, the Bank incurred the following expenses and income as a result of transactions with related parties equal to or greater than UF 5,000 equivalent to approximately MCh$85 as of December 31, 2003.

	Years ended December 31,

	2001		2002		2003

	Expense	Revenue	Expense	Revenue	Expense	Revenue
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Redbanc S.A	1,526	—	2,239	—	2,433	—
Empresa Nacional de Telecomunicaciones S.A	1,148	—	2,643	—	1,852	—
Operadora de Tarjetas de Crédito Nexus S.A	1,159	—	1,608	—	1,704	—
Depósito Central de Valores, Depósitos de Valores S.A	—	—	194	—	281	—
Entel PCS Telecomunicaciones S.A	—	—	337	—	225	—
Banchile Cía de Seguros de Vida S.A	—	—	157	—	219	—
Entel Telefonía Local S.A	155	—	114	—	202	—
Hoteles Carrera S.A	—	—	152	—	138	—
Compañía Nacional de Teléfonos Telefónica del Sur S.A	—	—	101	—	135	—
Empresa de Tarjetas Inteligentes S.A	—	—	92	—	51	—
Telefónica del Sur Carrier S.A	—	—	102	—	12	—
Corporación Cultural de la Ilustre Municipalidad de Santiago	—	—	353	—	—	—
Empresa de Servicios Especializados S.A	—	—	156	—	—	—
Línea Aérea Nacional Chile S.A	—	105	—	104	—	106

Subtotal	3,988	105	8,248	104	7,252	106

Transactions between 1,000 and 5,000 UF:
Services expenses	179	—	333	—	239	—
Advisory	—	—	—	—	61	—
Telephone expenses	103	—	33	—	—	—
Rental income	—	44	—	—	—	49

Subtotal	282	44	366	—	300	49

Total	4,270	149	8,614	104	7,552	155

These expense and revenue items are for services received and rendered by the Bank from related parties at market rates. Article 89 of the Chilean Corporations Law requires that the Bank’s transactions with related parties be carried out on a market basis or on terms similar to those prevailing in the market.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price - level changes and expressed in millions of constant
Chilean pesos as of December 31, 2003)

17. Fees and income from services and non-operating income and expenses

The Bank’s fees and income from services and non-operating income and expenses for the years ended December 31, 2001, 2002 and 2003 are summarized as follows:

	Years ended December 31,

	2001		2002		2003

	Income	Expenses	Income	Expenses	Income	Expenses
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Fees and income from services
Demand deposits and overdrafts	12,923	—	20,383	—	21,659	—
Sight accounts and ATMs	6,849	(1,367)	11,982	(2,601)	15,295	(4,696)
Credit cards	7,439	(3,836)	12,110	(5,649)	14,685	(6,264)
Mutual funds	7,999	(567)	13,287	(1,337)	14,663	(1,394)
Insurance	5,656	(714)	6,860	(720)	10,490	(1,128)
Stock brokerage	2,970	(365)	4,060	(435)	9,912	(612)
Collection of over-due loans	—	—	6,398	—	8,621	—
Receipts and payment of services	4,700	—	5,748	—	7,179	—
Credit lines	2,158	—	5,033	—	5,521	—
Financial advisory services	1,010	—	1,929	—	5,350	—
Income and revenue from goods received in lieu of payment	347	(693)	2,961	(1,730)	4,179	(1,753)
Letters of credit, guarantees, collaterals and other contingent loans	3,376	—	4,082	—	3,974	—
Collection services	2,316	—	2,610	—	2,874	—
Foreign trade and currency exchange	1,533	—	1,766	—	2,418	—
Prepaid loans	857	—	1,208	—	1,969	—
Leasing	724	(901)	1,685	(484)	1,637	(514)
Custody and trust services	638	—	595	—	911	—
Factoring	134	(77)	298	(4)	735	(3)
Fees from sales force	—	(4,371)	—	(8,553)	—	(10,864)
Teller services (Servipag)	—	(2,714)	—	(2,765)	—	(3,179)
Other	1,507	(2,933)	2,134	(1,444)	4,178	(2,454)

Total	63,136	(18,538)	105,129	(25,722)	136,250	(32,861)

Non-operating income and expenses
Rental income	3,013	—	2,699	—	2,554	—
Gains on sales of assets received in lieu of payment	2,874	—	964	—	1,095	—
Income from correspondent banks	661	—	584	—	941	—
Income from sale of fixed assets	135	—	524	—	453	—
Recoveries of expenses	695	—	863	—	428	—
Securities in companies and shares	85	—	298	—	19	—
Charge-offs and provision of assets received in lieu of payment	—	(1,278)	—	(8,373)	—	(7,357)
Administration and credit card contracts	—	(2,639)	—	(3,072)	—	(5,946)
Charge-offs	—	(566)	—	(1,315)	—	(2,257)
Delivery services of bank products	—	(577)	—	(644)	—	(637)
Leasing expenses	—	(483)	—	(7)	—	(605)
Legal contingencies provision	—	(128)	—	(972)	—	(147)
Charge-offs and provision related to fixed assets due to the merger	—	—	—	(4,409)	—	(124)
Charge-offs of transaction in process related to the merger	—	—	—	(2,036)	—	—
Indemnity for termination of rental contracts	—	—	—	(588)	—	—
Other	208	(1,823)	531	(2,066)	647	(4,487)

Total	7,671	(7,494)	6,463	(23,482)	6,137	(21,560)

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price - level changes and expressed in millions of constant
Chilean pesos as of December 31, 2003)

18. Board of Directors Compensation

The following fees were paid to members of the Board of Directors as remuneration for their services, as established at the general shareholders’ meetings, and for attendance fees:

	Years ended December 31,

	2001	2002	2003
	MCh$	MCh$	MCh$
Remuneration and attendance fees	1,245	1,684	1,822

19. Loan Loss Recoveries

	Years ended December 31,

	2001	2002	2003
	MCh$	MCh$	MCh$
Loan portfolio previously charged-off	9,007	11,308	24,612
Loans reacquired from Central Bank	1,028	725	779

Total	10,035	12,033	25,391

Recovery of loans reacquired from the Central Bank includes payments received on such loans, which at the date of their repurchase from the Central Bank were deemed to have no value and were recorded in memorandum accounts.

20. Foreign Currency Position

The consolidated balance sheets include assets and liabilities denominated in foreign currencies, which have been translated to Chilean pesos at the Observed Exchange Rates as of December 31, 2002 and 2003 and assets and liabilities denominated in Chilean pesos but that contain repayment terms linked to changes in foreign currency exchange rates, detailed below:

	As of December 31, 2002			As of December 31, 2003

	Payable in	Payable in		Payable in	Payable in
	Foreign	Chilean		Foreign	Chilean
	Currency	Pesos	Total	Currency	Pesos	Total

	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
ASSETS
Cash and due from banks	162,964	—	162,964	172,581	—	172,581
Loans	872,091	53,447	925,538	746,241	29,435	775,676
Contingent loans	203,110	—	203,110	205,126	—	205,126
Interbank loans	6,369	—	6,369	4,722	—	4,722
Financial investments	378,769	429,100	807,869	412,731	425,544	838,275
Leasing contracts	—	58,931	58,931	—	33,480	33,480
Other assets	105,084	—	105,084	256,676	—	256,676

Total assets	1,728,387	541,478	2,269,865	1,798,077	488,459	2,286,536

LIABILITIES
Deposits	1,274,470	1,200	1,275,670	1,117,417	1,067	1,118,484
Contingent liabilities	203,350	—	203,350	205,971	—	205,971
Borrowings from domestic financial institutions	8,941	—	8,941	14,789	—	14,789
Foreign borrowings	515,413	—	515,413	717,920	—	717,920
Other liabilities	187,799	5,135	192,934	206,542	120	206,662

Total liabilities	2,189,973	6,335	2,196,308	2,262,639	1,187	2,263,826

NET (LIABILITIES) ASSETS	(461,586)	535,143	73,557	(464,562)	487,272	22,710

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price - level changes and expressed in millions of constant
Chilean pesos as of December 31, 2003)

21. Income Taxes

The Bank has recorded the effects of deferred taxes on its consolidated financial statements in accordance with Technical Bulletin No.60 and the related amendments there to issued by the Chilean Association of Accountants.

As described in these accounting standards, beginning January 1, 1999, the Bank recognized the consolidated tax effects generated by the temporary differences between financial and tax values of assets and liabilities. At the same date, the net deferred tax determined was completely offset against a net “complementary” account. Such complementary deferred tax balances are being amortized over the estimated reversal periods corresponding to the underlying temporary differences as of January 1, 1999. The net balance to be amortized as of December 31, 2002 was MCh$811, and as of December 31, 2003 was MCh$(467). In accordance with Technical Bulletin N° 60, deferred tax asset and liability amounts are presented on the balance sheet net of the related unamortized complementary account balances in the balance sheet. The corresponding movements and effects of which are as follows:

	Balance as of			Balance as of
	December	2003	2003	December
	31, 2002	Amortizations	Deferred taxes	31, 2003
	(1)

	MCh$	MCh$	MCh$	MCh$
Deferred tax assets

Obligations with repurchase agreements	25,393	—	16,682	42,075
Global allowances for loan losses	21,733	—	(2,088)	19,645
Leasing equipment	5,198	—	3,319	8,517
Voluntary allowances for loan losses	3,392	—	—	3,392
Charge-offs from financial investment	2,312	—	(1,981)	331
Accrued interests and readjustments from risky loan portfolio	1,674	—	262	1,936
Staff vacations	1,321	—	25	1,346
Accruals interest and readjustments from past due loans	1,060	—	(253)	807
Personnel provisions	908	—	596	1,504
Assets at market value	773	—	1,055	1,828
Staff severance indemnities	671	—	9	680
Other adjustments	8,335	—	1,594	9,929

Total	72,770	—	19,220	91,990
Complementary account balance	(2,735)	2,209	—	(526)

Net assets	70,035			91,464

Deferred tax liabilities

Investments with repurchase agreements	24,548	—	17,016	41,564
Depreciation and price-level restatement of fixed assets	4,031	—	1,276	5,307
Transitory assets	1,346	—	(234)	1,112
Other adjustments	1,993	—	(733)	1,260

Total	31,918	—	17,325	49,243
Complementary account balance	(1,932)	939	—	(993)

Net liabilities	29,986			48,250

______________
(1)

For presentation purposes, deferred income tax balances as of December 31, 2002 are presented on a historical basis. For comparison purposes, price-level restated amounts for 2002 correspond to MCh$ 70,735 for net deferred tax assets and MCh$ 30,286 for net deferred tax liabilities.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price - level changes and expressed in millions of constant
Chilean pesos as of December 31, 2003)

21. Income Taxes (continued)

“Income taxes” as presented in the Consolidated Statements of Income for the years ended December 31, 2001, 2002 and 2003 are summarized as follows:

	Years ended December 31,

	2001	2002	2003
	MCh$	MCh$	MCh$

Current income tax provision	(3,151)	(8,372)	(16,954)
Amortization of complementary accounts	2,853	2,259	1,270
Deferred tax effect for the year	2,018	8,284	1,895
Deferred taxes from previous year	—	2,761	—
Income tax (reassessment of previous year)	(243)	(3,267)	—
Non-deductible expenses Art. 21	(71)	(432)	(677)
Tax benefit related to absorption of tax losses carry forwards	—	(68)	564

Income taxes benefit (expense)	1,406	1,165	(13,902)

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

The Bank is party to transactions with off-balance sheet risk in the normal course of its business, which exposes the Bank to credit risk in addition to amounts recognized in the consolidated financial statements. These transactions include commitments to extend credit not otherwise accounted for as contingent loans, such as overdrafts and credit card lines of credit. Such commitments are agreements to lend to a customer at a future date, subject to compliance with the contractual terms. Since a substantial portion of these commitments is expected to expire without being drawn on, the total commitment amounts do not necessarily represent actual future cash requirements of the Bank. The amounts of these loan commitments are MCh$432,875 and MCh$578,538 and the amounts of subscribed leasing contracts are MCh$41,847 and MCh$40,190 as of December 31, 2002 and 2003, respectively.

23. Fiduciary Activities

The following items are recorded in memorandum accounts by the Bank and represent fiduciary safekeeping and custody services:

	As of December 31,

	2002	2003
	MCh$	MCh$
Securities held in safe custody	3,754,094	2,767,948
Amounts to be collected on behalf of domestic third parties	153,697	187,969
Amounts to be collected on behalf of foreign third parties	347,327	331,254
Administration of assets	38	37

Total fiduciary activities	4,255,156	3,287,208

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price - level changes and expressed in millions of constant
Chilean pesos as of December 31, 2003)

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

Counterparty risk

The Bank maintains a series of deposits, investments purchased under agreements to resell, forward contract agreements and other financial instruments with institutions in the Chilean banking sector. The principal counterparties within the Chilean banking sector, excluding the Central Bank, and the Bank’s related exposure to credit risk, as of December 31, 2002 and 2003 are as follows:

	Credit Risk
	As of December 31,

Bank	2002	2003
	MCh$	MCh$
Banco del Estado de Chile	3,069	59,751
Banco Santander- Santiago	3,921	24,775
Banco de Crédito e Inversiones	826	20,909
BBVA Banco Bhif	4,423	10,557
Banco Bice	64	8,020
ABN Amro Bank (Chile)	767	1,782
JP Morgan Chase Bank	709	355
BankBoston N.A	1,154	322
Banco Security	1,180	147
Banco del Desarrollo	650	113
Scotiabank Sud Americano	60	105
Citibank N.A	175	68
Corpbanca	3,101	—
HSBC Bank USA	162	—
Others	736	66

The Bank maintains a policy of placing deposits with a number of different financial institutions and does not believe that any one of these banks represents an unacceptable credit risk. The Bank does not usually require collateral from these counterparties.

25. Sales and Purchases of Loans

From time to time, the Bank does sell and purchase loans based on specific requirements from customers. During the years ended December 31, 2001, 2002 and 2003, the Bank sold loans totaling MCh$1,316, MCh$11,658 and MCh$15,286, respectively, however, the Bank does not originate loans for future sale. The Bank did not retain servicing or any other interest in the loans sold or retains any risks in the event of non-collection by the purchaser. During the year ended December 31, 2003, the Bank purchased loans amounting to MCh$11,437. During prior years the Bank did not purchased loans. Any gains or losses on such transactions are recognized in results of operations at the time of the transactions.

The aggregate gains on sales of loans were MCh$6, MCh$86 and MCh$— for the years ended December 31, 2001, 2002 and 2003, respectively.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price - level changes and expressed in millions of constant
Chilean pesos as of December 31, 2003)

26. Maturity of Assets and Liabilities

The maturity dates of assets and liabilities are shown in the following table including accrued interest as of December 31, 2003.

	As of December 31, 2003

	Due within 1 year	Due after 1 year but within 3 years	Due after 3 years but within 6 years	Due after 6 years	Total 2003	Total 2002

	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
ASSETS
Loans (1)	2,876,111	1,048,747	694,112	1,087,070	5,706,040	5,642,221
Securities (2)	1,907,360	8,636	—	—	1,915,996	1,611,416

Total	4,783,471	1,057,383	694,112	1,087,070	7,622,036	7,253,637

LIABILITIES
Deposit and other obligations (3)	3,215,921	38,320	8,527	—	3,262,768	3,356,937
Mortgage finance bonds	84,397	175,342	249,942	504,771	1,014,452	1,094,881
Bonds	26,476	40,330	58,427	149,091	274,324	285,070
Chilean Central Bank borrowings:
Central Bank credit lines for renegotiations of loans	2,975	—	—	—	2,975	3,801
Other Central Bank borrowings	24,906	—	—	—	24,906	—
Borrowings from domestic financial institutions	49,882	—	—	—	49,882	50,993
Foreign borrowings	698,207	13,142	6,620	—	717,969	515,447
Other obligations	50,699	2,618	4,109	2,174	59,600	77,538

Total	4,153,463	269,752	327,625	656,036	5,406,876	5,384,667

___________________
(1)	Excludes contingent loans, overdue loans (1-89 days) and past due loans (90 days or more).
(2)

Excludes unrealized losses on permanent financial investments included in equity of MCh$3,474 and MCh$328 for the years ended December 31, 2002 and 2003 respectively. In accordance with Superintendency of Banks trading investments are classified as due within 1 year.

(3)	Excludes demand deposit accounts, saving accounts, investments sold under agreements to repurchase and contingent liabilities.

27. Subsequent Events

On January 1, 2004, and in accordance with Circular No. 3,246 of the Superintendency of Banks and Financial Institutions, became effective the new standards on determination of Loan Loss Provisions established in Chapter 7-10 of this Superintendency’s accounting rules. Based on an analysis performed by the Bank’s Management, the application of this new criteria for determining provisions is not expected to have a significant effect on the financial situation, results of operations or cash flows of the Bank and its subsidiaries presented in these consolidated financial statements.

In the opinion of Bank’s Management as of the date in which these consolidated financial statements were issued there are no significant subsequent events that affect or that could affect the consolidated financial statements of the Bank as of December 31, 2003.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price - level changes and expressed in millions of constant
Chilean pesos as of December 31, 2003)

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

As explained in Notes 1 (a) and 15, effective January 1, 2002, the Bank merged with Banco de A. Edwards, an entity under the common control of Quiñenco S.A. (“Quiñenco”), a Chilean holding company. In accordance with merger accounting under Chilean GAAP at that time, the financial statements presented as of December 31, 2001 and for the year then ended are those of Banco de Chile, the acquiring bank, giving no retroactive effect to the merger. Following the accounting requirements under U.S. GAAP, information presented in this note has been restated to reflect the merger with Banco de A. Edwards as from March 27, 2001, the first date in which control of both of these banks was held by the common parent. U.S. GAAP information for the period between January 1, 2001 and March 27, 2001 reflects the financial information of Banco de A. Edwards, the bank previously controlled by Quiñenco. Paragraph (a) below provides a description of the merger with Banco de A. Edwards and provides combined financial statement information based on the respective consolidated financial statements of the individual consolidated banks prepared under Chilean GAAP.

References below to “SFAS” are to United States Statements of Financial Accounting Standards. Pursuant to Chilean GAAP, the Bank’s financial statements recognize certain effects of inflation. In addition, the Bank translates the accounting records of its branch in New York, USA and its agency in Miami, USA to Chilean pesos from US dollars in accordance with guidelines established by the Superintendency of Banks, which are consistent with Technical Bulletin Nº64, "Accounting for investments Abroad", issued by the Chilean Association of Accountants. In the opinion of the Bank, this foreign currency translation methodology forms part of the comprehensive basis of preparation of price-level adjusted financial statements required by Chilean GAAP. Inclusion of inflation and the effects of translation in the accompanying consolidated financial statements under the Chilean accounting standard in the financial statements is considered appropriate under the inflationary conditions that have historically affected the Chilean economy even though the cumulative inflation rate for the last three years does not exceed 100% and, accordingly have not been eliminated in the reconciliation to U.S. GAAP included under paragraph (t) below.

(a) Merger of entities under common control

Under Chilean GAAP, the merger between Banco de Chile and Banco de A. Edwards was accounted for as a “pooling of interests” on a prospective basis. As such, the historical financial statements for periods prior to the merger are not restated and Banco de Chile is considered to be the continuing entity for legal and accounting purposes. Under U.S. GAAP, the merger of the two banks is accounted for as a merger of entities under common control. As LQ Inversiones Financieras, a holding company beneficially owned by Quiñenco has controlled both Banco de Chile and Banco de A. Edwards since March 27, 2001, Banco de Chile was required to restate its previously issued U.S. GAAP historical financial statements to retroactively reflect the merged bank as if Banco de Chile and Banco de A. Edwards (hereafter referred to as the “Merged Bank”) had been combined throughout the periods during which common control existed. Therefore from the period from March 27, 2001 to January 1, 2002, U.S. GAAP reflects the merger as if it had already happened, incorporating two banks, while under Chilean GAAP for the same period only the historical financial information of Banco de Chile is presented in the income statement. Furthermore, under U.S. GAAP, for periods prior to March 27, 2001, the information presented in the financial statements is that of Banco de A. Edwards, as it had been under Quiñenco’s control since September 2, 1999.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price - level changes and expressed in millions of constant
Chilean pesos as of December 31, 2003)

28. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(a) Merger of entities under common control (continued)

As discussed above, information presented under Chilean GAAP for the year ended December 31, 2001 includes only Banco de Chile, while under U.S. GAAP the Bank is required to present the historical financial statement information of Banco de A. Edwards for the period between January 1, 2001 and March 26, 2001. Furthermore for the period between March 27, 2001 and December 31, 2001 under U.S. GAAP the banks are presented on a combined basis. The effect of combining the banks using the respective consolidated financial statements prepared in accordance with Chilean GAAP, in order to present comparable initial shareholders’ equity balances and results from operations of the applicable entities prior to the inclusion of any adjustments to U.S. GAAP of the combined bank, is included in paragraph (t) below.

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
  the fair values of loans, excluding any adjustments in the acquiree's historical allowance for loan losses or other contingent liabilities;
  the accounting for staff severance liabilities;
  the fair value of bank premises and equipment and other

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price - level changes and expressed in millions of constant
Chilean pesos as of December 31, 2003)

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

Therefore, Banco de Chile calculated goodwill based on the difference between the purchase price (i.e. the market value of the shares issued by Banco de Chile) and the fair value of the proportion of assets and liabilities acquired at the date of the merger. As part of this process, under U.S. GAAP, Banco de Chile was also required to value the interest acquired of previously unrecorded intangible assets, such as the Banco de Edwards brand name and core deposit intangibles, and to include these assets in the financial records of the Merged Bank. Such assets are not recorded under Chilean GAAP.

As a consequence of the merger between Banco de Chile and Banco de A. Edwards, Banco de Chile issued 23,147,126,425 shares in exchange for all the outstanding common shares of Banco de A. Edwards using an exchange ratio of 3.135826295 Banco de Chile shares for each Banco de A. Edwards share. Under U.S. GAAP Banco de Chile is considered to have acquired 48.82% of the outstanding shares in Banco de A. Edwards, which correspond to those shares that Quiñenco did not own as of that date. The acquisition of these shares has been accounted for using purchase accounting as described in the preceding paragraph. The consideration paid has been determined using an average of the market value of the publicly traded Banco de Chile shares, which at January 1, 2002 was Ch$ 25.11017 (historical Chilean pesos) per share, and certain merger expenses as described in paragraph (s) below.

In connection with the determination and accounting for such assets and liabilities under U.S. GAAP, Banco de Chile is required to record the fair value of the proportion of assets and liabilities acquired at the date of the merger. As part of this process, under U.S. GAAP, Banco de Chile was also required to value the interest acquired of previously unrecorded intangible assets, such as the Banco de Edwards brand name, and to include these assets in the financial records of the merged bank. Such assets were not recorded under Chilean GAAP.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price - level changes and expressed in millions of constant
Chilean pesos as of December 31, 2003)

28. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(c) Acquisition of Banco de A. Edwards (continued)

Under U.S. GAAP, purchase allocation of the 48.82% participation acquired from shareholders other than Quiñenco and its subsidiaries as of January 1, 2002 was as follows:

MCh$

Net book value of Banco de A. Edwards	121,571
Incremental fair value of identified intangible assets (1)(2)	31,458
Fair value decrement of identified net assets acquired	(45,363)

Fair value of Banco de A. Edwards	107,666

Purchase price
Market value of Banco de Chile shares issued	(295,192)
Direct costs of acquisition	(1,187)

Goodwill	(188,713)

(1)

Core deposit intangibles resulting from the acquisition amounted to MCh$28,014 and are being amortized over the estimated run-off period by product of the acquired customer base at the date of purchase.

(2)	Brand name intangibles resulting from the acquisition amounted to MCh$3,444 and are being amortized over 10 years.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition.

As of January 1,2002

MCh$

Cash and due from banks	123,882
Financial investments	183,036
Loans, net	1,061,509
Intangibles	31,458
Other	85,024

Total assets acquired	1,484,909

Deposits	841,942
Other interest bearing liabilities	461,920
Other liabilities	73,381

Total liabilities assumed	1,377,243

Net assets acquired	107,666

Of the MCh$31,458 of acquired intangible assets, MCh$28,014 was assigned to core deposits that is subject to amortization (using an estimated rate that the bank's customers are expected to leave the bank in future years, based on a historical analyses performed by the Bank), and MCh$3,444 has been assigned to a registered trademark that is being amortized on a straight-line basis over an estimated 10 year useful life.

The Bank does not amortize goodwill related to the acquisition of Banco de A. Edwards, following the provisions of SFAS No. 142, as described in paragraph (d) below.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price - level changes and expressed in millions of constant
Chilean pesos as of December 31, 2003)

28. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(d) Amortization of Goodwill and Intangible Assets

The Bank adopted Statement of Financial Accounting Standard No. 142, “Goodwill and Other Intangible Assets”, (“SFAS 142”) as of January 1, 2002. SFAS 142 applies to all goodwill and identified intangible assets acquired in a business combination. Under the new standard, beginning January 1, 2002, all goodwill, including that acquired before initial application of the standard, and indefinite-lived intangible assets are not amortized, but must be tested for impairment at least annually. Under the transitional provisions of SFAS 142 goodwill generated in purchase transactions subsequent to June 30, 2001 were not amortized during the year ended December 31, 2001.

The Bank has performed the impairment test of goodwill required by the standard, which did not result in any impairment. Under Chilean GAAP, the Bank does not present any goodwill as of December 31, 2003. Under U.S. GAAP, the carrying value of goodwill, net of accumulated amortization, related to the 1999 acquisitions of Leasing Andino, Banco de A. Edwards and the push-down of goodwill from Quiñenco, described in paragraphs (q), (c) and (b) to this note, respectively, were MCh$1,872 MCh$188,712 and MCh$361,504, respectively.

The table below presents the allocation of the total carrying value of goodwill by segments of the Bank:

Business Segments	MCh$

Large Corporate	207,098
Middle Market	117,970
Retail Banking	154,421
International Banking	39,011
Treasury	10,625
Subsidiaries	22,963

Total goodwill	552,088

The table below presents the reported net income and adjusted earnings per share amounts that would have been for the year ended December 31, 2001 if amortization expense recognized in that period related to goodwill had been excluded:

2001
MCh$
(Unaudited)

Reported net (loss) income	50,260
Add back: Goodwill amortization	12,456

Adjusted net (loss) income	62,716

Earnings per share, adjusted	1.09

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

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price - level changes and expressed in millions of constant
Chilean pesos as of December 31, 2003)

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

(f) Deferred Income taxes

Under Chilean GAAP, prior to 1999, the Merged Bank did not record the effects of deferred income taxes. Effective January 1, 1999, and in accordance with the new accounting standard under Chilean GAAP, the Merged Bank was required to record the effects of deferred tax assets and liabilities based on the liability method, with deferred tax assets and liabilities established for temporary differences between the financial reporting basis and the tax basis of the Merged Bank’s assets and liabilities at enacted tax rates expected to be in effect when such amounts are realized. As a transitional provision to reduce the impact of adoption of this standard, the banks were permitted to record a contra ("complementary") asset or liability as of the date of implementation of the new accounting standard, January 1, 1999, related to the effects of deferred income taxes from prior years.

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

(g) Investments in other companies

As shown in Note 9, certain long-term investments of less than 20% of the outstanding shares in other companies have been recorded using the equity method of accounting. Under U.S. GAAP these investments would generally be accounted for at cost less any non-temporary impairment in value. The effect of recording these assets in accordance with U.S. GAAP is included in the reconciliation of consolidated net income and shareholders' equity in paragraph (t) below. For 2001, in those cases where each individual bank held less than 20% of an investment but on a combined basis the Merged Bank held more than 20%, such investments have been restated and retroactively accounted for under the equity method.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price - level changes and expressed in millions of constant
Chilean pesos as of December 31, 2003)

28. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(h) Repurchase agreements

The Bank enters into repurchase agreements as a source of finance. In this regard, under Chilean GAAP the Bank's investments that have been sold subject to repurchase agreements are reclassified from their investment category to investment collateral under agreements to repurchase. Under U.S. GAAP, no such reclassification is made since, in substance, the investment securities serve only as collateral on the borrowing. For purposes of the Article 9 consolidated balance sheets included in paragraph (v) below, investments that collateralize such borrowings are shown as trading investments.

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

(j) Contingent assets and liabilities

Under Chilean GAAP the Bank recognizes rights and obligations with respect to contingent loans as contingent assets and liabilities. These transactions consist of open and unused letters of credit, together with guarantees granted by the Bank. Under U.S. GAAP, most of these contingent amounts are not recognized on the balance sheet. If U.S. GAAP had been followed, the total assets and liabilities of the Bank would have been lower by MCh$385,585 and MCh$409,638 as of December 31, 2002 and 2003, respectively. This reclassification is included in the Article 9 consolidated balance sheets in paragraph (v) below.

For guarantees, in accordance to FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN No. 45”), a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The most significant instruments impacted for the Bank are performance bonds, stand by letters of credit and foreign office guarantees. The required FIN No. 45 disclosures have been incorporated into paragraph (ad), below. The impact of adoption was not material to the Bank’s results of operations, financial position or cash flows.

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

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price - level changes and expressed in millions of constant
Chilean pesos as of December 31, 2003)

28. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(k) Allowance for loan losses (continued)

Under U.S. GAAP allowances for loan losses should be in amounts adequate to cover inherent losses in the loan portfolio at the respective balance sheet dates. The Bank has estimated its required reserve under U.S. GAAP in the following manner:

  Allowances for commercial loans and leasing operations classified in loan risk category A or B, which were not considered impaired under Statement of Financial Accounting Standard No. 114, “Accounting by Creditors for Impairment of a Loan” ("SFAS No. 114"), were analyzed and adjusted, if necessary, to reflect the estimated losses not identified based on individual credit analysis. The estimations were performed using historical loan data, in order to estimate the inherent losses in the Bank’s loan portfolio, using patterns and trends based upon historical changes in loan classifications (“migration analysis”).

  In addition, specific allowances were determined for loans on the following basis:

i) Commercial loans and leasing operations greater than MCh$85, which were considered impaired in accordance with the criteria established by SFAS No. 114, were valued at the present value of the expected future cash flows discounted at the loan's effective contractual interest rate, or at market rates in the case of those loans that were considered to be collateral dependent.

ii) Allowances for commercial loans and leasing operations which were under MCh$85 (i.e. those loans, which were considered impaired but were not considered in the above SFAS No. 114 analysis), were calculated using the weighted average loan provision, by loan classification, as determined in paragraph (k) i).

iii) Allowance for loan losses for mortgage and consumer loans were determined based on historical loan charge-offs, after considering the recoverability of the underlying collateral.

Based on the preceding estimation process the Bank computed its allowance for loan losses under U.S. GAAP, and compared this estimate with the reported allowance for the combined banks determined in accordance with the guidelines established by the Superintendency of Banks. The voluntary loan loss allowance for the combined banks, permitted under Chilean GAAP, was then deducted from the reserve requirements determined in accordance with U.S. GAAP to arrive at a cumulative U.S. GAAP adjustment to Shareholders’equity, as follows:

	As of December 31,

	2002	2003
	MCh$ (1)	MCh$

U.S. GAAP loan loss reserve	196,539	150,419
Less: Chilean GAAP loan loss allowance as required by the Superintendency of Banks	(197,439)	(158,834)
Chilean GAAP voluntary loan loss allowance	(20,763)	(20,557)

U.S. GAAP adjustment	(21,663)	(28,972)

___________________
(1)	A reclassification of MCh$(49) was made to the 2002 Chilean GAAP amounts in order to conform with the 2003 presentation.

The effects of applying SFAS No. 114 are included in the reconciliation included in paragraph (t) below.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price - level changes and expressed in millions of constant
Chilean pesos as of December 31, 2003)

28. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(k) Allowance for loan losses (continued)

     2) Recognition of income

As of December 31, 2001, 2002 and 2003 the recorded investment in loans for which impairment had been recognized in accordance with SFAS No.114 totaled MCh$403,023, MCh$416,147 and MCh$323,012, respectively, with a corresponding valuation allowance of MCh$138,057 MCh$161,595 and MCh$172,372, respectively. For the years ended December 31, 2001, 2002 and 2003 the average recorded investment in impaired loans was MCh$360,225, MCh$397,780 and MCh$341,974 respectively. For the years ended December 31, 2002 and 2003, the Bank recognized interest on impaired loans of MCh$60,401 and MCh$122,936 respectively. Comparative information for the year ended December 31, 2001 is not available. The Bank recognizes interest on impaired loans on an accrual basis, except for past due loans for which the Bank recognizes interest on a cash basis, as described in paragraph (i) above. As of December 31, 2002 and 2003, the Bank had made provisions against all loans which it considered to be impaired.

     3) Loan loss recoveries

Under U.S. GAAP recoveries of loans previously charged-off are added to the allowance when received; under Chilean GAAP such recoveries are recognized as other income.

The following presents an analysis under U.S. GAAP of the changes in the allowance for loan losses during the periods presented. As described above, under U.S. GAAP all information presented as described in paragraph (a) above, as of and for the periods prior to March 27, 2001 has been recast to that of Banco de A. Edwards as a result of the merger of entities under common control.

	2001	2002	2003
	MCh$	MCh$	MCh$
Allowance for loan losses in accordance with U.S. GAAP, as of January 1,	85,581	195,371	196,539
Price-level restatement (1)	(5,188)	(6,498)	(2,748)
Incorporation of Banco de Chile, as of March 27, 2001	100,217	—	—
Charge-offs	(52,871)	(112,075)	(96,132)
Loan loss recoveries	13,737	12,033	25,391
Provisions for loan losses established	62,292	132,436	28,824
Provisions for loan losses released	(8,397)	(24,728)	(1,455)

Balances as of December 31,	195,371	196,539	150,419

___________________
(1)

Reflects the effect of inflation and exchange rate changes of branches abroad on the allowance for loan losses under Chilean GAAP at the beginning of each period, adjusted to constant pesos of December 31, 2003.

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

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price - level changes and expressed in millions of constant
Chilean pesos as of December 31, 2003)

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

Under U.S. GAAP, this accounting treatment would have been always applied, therefore, other financial investments and the liability for mortgage finance bonds as of December 31, 2001 would have been lower by MCh$158,730. For the applicable periods this reclassification was included in the Article 9 consolidated primary financial statements.

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
  Debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of shareholders' equity.

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

Securities maintained by the Bank's branches abroad and Central Bank securities classified as “held-to-maturity” are stated at fair market value. Under U.S. GAAP, held-to-maturity investments are stated at amortized cost. The effect of eliminating the market value adjustment for these investments is included in the reconciliation of consolidated net income and shareholders’ equity in paragraph (t) below.

Investment securities maintained by the Bank's subsidiaries are carried at the lower of price-level restated cost or market value and are classified as "trading" for U.S. GAAP purposes. The effect of the difference in the valuation criteria for these investments is included in the reconciliation of consolidated net income and shareholder’s equity in paragraph (t) below.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price - level changes and expressed in millions of constant
Chilean pesos as of December 31, 2003)

28. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(m) Investment securities (continued)

(1) Under Chilean GAAP, the unrealized holdings gains (losses) related to investments classified as permanent have been included in Shareholders’ equity, which does not differ from the treatment of "available-for-sale" investments under U.S. GAAP, except for the elimination of mortgage finance bonds issued by the Bank for 2001 and 2002, as discussed in paragraph (l) above.

The following are required disclosures for investments classified as available-for-sale in accordance with SFAS Nº115 and the presentation requirements of Article 9 (See note 28(v)), and have been prepared using amounts determined in accordance with U.S. GAAP:

Realized gains and losses are determined using the proceeds from sales less the cost of the identified investment sold. Gross gains and losses realized on the sale of available-for-sale securities for the year ended December 31, 2001, 2002 and 2003 are as follows:

	Years ended December 31,

	2001	2002	2003
	MCh$	MCh$	MCh$
Proceeds on sale of investments resulting in gains	34,010	69,554	11,075
Realized gains	1,528	1,504	5,442
Proceeds on sale of investments resulting in losses	12,054	56,689	3,380
Realized losses	204	2,020	146

The carrying value and market value of securities available-for-sale as of December 31, 2002 and 2003 are as follows:

	Years ended December 31,

	2002				2003

		Gross	Gross	Estimated		Gross	Gross	Estimated
Available-for-sale Instruments:	Carrying Value (1)	Unrealized Gains	Unrealized (Losses)	Fair Value	Carrying Value (1)	Unrealized Gains	Unrealized (Losses)	Fair Value

	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Foreign private sector debt securities	40,112	3,288	(634)	42,766	—	—	—	—
Foreign financial institutions debt securities	1,299	816	—	2,115	—	—	—	—
Government securities	—	—	—	—	11,952	4	—	11,956
Credit linked investments	69,618	—	—	69,618	—	—	—	—
Chilean private sector debt securities	—	—	—	—	8,636	320	—	8,956

Total	111,029	4,104	(634)	114,499	20,588	324	—	20,912

___________________
(1)	For the purpose of this table, carrying values are based upon the historical cost of each investment including applicable adjustments for price-level restatement.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price - level changes and expressed in millions of constant
Chilean pesos as of December 31, 2003)

28. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(m) Investment securities (continued)

The contractual maturities of securities, classified by the Bank as available-for-sale, are as follows:

	As of December 31, 2003

		After one year	After five years
		but within five	but within ten
Available-for-sale Instruments:	Within one year	years	years	Total

	MCh$	MCh$	MCh$	MCh$

U.S. Government debt securities private	11,956	—	—	11,956
Chilean private sector debt securities	—	8,956	—	8,956

Estimated fair value	11,956	8,956	—	20,912

(2)	The following disclosures, in addition to those required under Chilean GAAP, are required disclosures for investments classified as held-to-maturity in accordance with SFAS No. 115:

	Years ended December 31,

	2002				2003

Held-to-maturity Instruments:	Amortized Cost	Unrealized Gains	Unrealized Losses	Estimated Fair Value	Amortized Cost	Unrealized Gains	Unrealized Losses	Estimated Fair Value

	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

U.S. Government debt securities	39,450	5	—	39,455	21,017	4	—	21,021
Chilean Central Bank securities	277,207	5	—	277,212	—	—	—	—
Government securities	298	—	—	298	—	—	—	—

Total	316,955	10	—	316,965	21,017	4	—	21,021

The contractual maturities of securities classified by the Bank as held-to-maturity are as follows:

	As of December 31, 2003

Held-to-maturity Instruments:	Within one year	After one year but within five years	After five years	Total

	MCh$	MCh$	MCh$	MCh$

U.S. Government debt securities	21,021	-	-	21,021

Estimated fair value	21,021	-	-	21,021

(3)

Under U.S. GAAP, the Bank is required to disclose the amounts of unrealized holding gains and losses included in income on securities classified as trading. For the years ended December 31, 2001, 2002 and 2003, the Bank recognized in income unrealized holding gains (losses) of MCh$3,090 MCh$10,852 and MCh$(10,227) respectively, on these securities.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price - level changes and expressed in millions of constant
Chilean pesos as of December 31, 2003)

28. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(m) Investment securities (continued)

During the third quarter of 2002, the Bank determined that its Argentine available-for-sale securities had declines in value that were considered other than temporary, recording a charge to net income of MCh$13,778 to record these securities at their market values at that date. Since that date, the market prices of some securities have improved; however, the resulting unrealized gains have been recorded in other comprehensive income consistent with the accounting treatment for available-for-sale securities.

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

As explained in Note 1 (e), under Chilean GAAP the Bank accounts for forward contracts between foreign currencies and U.S. dollars at fair value with realized and unrealized gains and losses on these instruments recognized in other income. Forward contracts between the U.S. dollar and the Chilean peso or the U.F. are valued at the closing spot exchange rate of each balance sheet date, with the initial discount or premium being amortized over the life of the contract in accordance with Chilean hedge accounting criteria. The losses recognized in income under Chilean GAAP associated with these contracts for the years ended December 31, 2001, 2002 and 2003 were MCh$41,250, MCh$24,572 and MCh$35,385, respectively. The Bank’s interest rate swap agreements are treated as off-balance-sheet financial instruments and the net interest effect, which corresponds to the difference between interest income and interest expense arising from such agreements, is recorded in net income in the period that such differences originate, except for interest rate and cross currency swaps designated as a hedge of the foreign investment portfolio, which are recorded at their estimated fair market values.

Beginning January 1, 2001, the Bank adopted Statement of Financial Accounting Standard No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended by Statement of Financial Accounting Standard No.138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities - an amendment of FASB Statement No. 133" (collectively “SFAS 133”), which established comprehensive accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and hedging activities. The Standard required that all derivative instruments be recorded in the balance sheet at fair value. However, the accounting for changes in fair value of the derivative instrument depends on whether the derivative instrument qualifies as a hedge. The standards also require formal documentation procedures for hedging relationships and effectiveness testing when hedge accounting is to be applied. If the derivative instrument does not qualify as a hedge, changes in fair value are reported in earnings when they occur. If the derivative instrument qualifies as a hedge, the accounting treatment varies based on the type of risk being hedged.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price - level changes and expressed in millions of constant
Chilean pesos as of December 31, 2003)

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

Current Chilean accounting rules do not consider the existence of derivative instruments embedded in other contracts and therefore they are not reflected in the financial statements. For U.S. GAAP purposes, certain implicit or explicit terms included in host contracts that affect some or all of the cash flows or the value of other exchanges required by the contract in a manner similar to a derivative instrument, must be separated from the host contract and accounted for at fair value. The Bank separately measures embedded derivatives as freestanding derivative instruments at their estimated fair values recognizing changes in earnings when they occur. Currently the only host contracts and instruments that the Bank has, which have implicit or explicit terms that must be separately accounted for at fair value, are service type contracts related to computer services agreements and credit linked instruments. The effect of accounting for embedded derivatives is not material to the Bank’s financial position and results of its operations.

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

(o) Minimum dividend

As required by the Chilean General Banking Law, unless otherwise decided by a two-thirds vote of its issued and subscribed shares, the Bank must distribute a cash dividend in an amount equal to at least 30% of its net income for each year as determined in accordance with Chilean GAAP, unless and except to the extent the Bank has unabsorbed prior year losses.

Since the payment of these dividends is a legal requirement in Chile, an accrual for U.S. GAAP purposes is made to recognize the corresponding decrease in equity at each balance sheet date. The Bank’s liabilities would have been greater by MCh$15,949 and MCh$39,166 as of December 31, 2002 and 2003, respectively, under U.S. GAAP. The effects of these adjustments on the shareholders’equity of the Bank are included in paragraph (t) below.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price - level changes and expressed in millions of constant
Chilean pesos as of December 31, 2003)

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

Under U.S. GAAP, assets received in lieu of payment are initially recorded at fair value less any estimated costs to sell at the date of foreclosure, on an individual asset basis. The effect of recording these assets in accordance with U.S. GAAP is included in the reconciliation of consolidated net income and shareholders' equity in paragraph (t) below.

(q) Acquisition of Leasing Andino

On April 23, 1999, the Bank and its subsidiary Banchile Asesorías Financieras S.A. acquired the remaining 35% of shares of Leasing Andino that it did not already own from Orix Corporation for MCh$13,914. Under Chilean GAAP, the Bank recorded goodwill in the amount of MCh$1,223 based on the differences between the investment purchase price and the amount of the underlying equity in the carrying value of the investee’s net assets. As permitted by Chilean GAAP, goodwill can be amortized on an accelerated basis to the extent of the Bank’s net income. Accordingly the Bank completely amortized the remaining goodwill recorded as a result of this transaction during the year ended December 31, 2003.

Under U.S. GAAP, the difference between the cost of an investment and the amount of underlying equity in net assets is allocated to the underlying assets and liabilities based on their respective fair values at the time of the acquisition. Any excess of the cost of the investment over such fair value is treated as goodwill. Under U.S. GAAP, prior to 2003, the Bank amortized the resulting goodwill over an estimated useful life of 10 years on a straight-line basis. Beginning January 1, 2002, the Bank ceases to amortize goodwill related to the acquisition of Leasing Andino, following the provisions of SFAS No. 142, as described in paragraph (d) above.

The effect of the differences in purchase accounting and the amortization of goodwill is included in the reconciliation of consolidated net income and shareholders' equity in paragraph (t) below.

(r) Staff severance indemnities

The provision for staff severance indemnities, included in the account “Other Liabilities” (see Note 10), relates to a benefit payable to a defined number of employees, upon their retirement from the Bank, conditional upon having completed 30 years of continuous service. The Bank makes indemnity payments upon termination of the applicable employees, and has not set aside assets to fund its benefit obligation. Under Chilean GAAP, the corresponding liability is calculated by discounting the benefit accrued using real interest rates, as described in Note 1 (m), considering current salary levels of all employees eligible under the plan and the estimated average remaining service period. Under U.S. GAAP the corresponding liability is recorded using the shutdown method, consistent with the accounting criteria applied by its parent company, Quiñenco.

The effects of accounting for termination indemnity benefits under U.S. GAAP have been presented in paragraph (t), below.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price - level changes and expressed in millions of constant
Chilean pesos as of December 31, 2003)

28. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(s) Merger expenses

During 2001, under Chilean GAAP, the Bank recorded certain expenses related to the merger with Banco de A. Edwards representing primarily severance costs and professional expenses. Under U.S. GAAP, such expenses would be deferred until the effective date of the merger. The effect of this difference has been presented in paragraph (t), below.

(t) Summary of Income Statement and Shareholders' Equity differences

The following is a reconciliation of consolidated net income under Chilean GAAP to the corresponding U.S. GAAP amounts:

	Years ended December 31,

	2001	2002	2003	2003
	MCh$	MCh$	MCh$	ThUS$

Net income in accordance with Chilean GAAP	90,473	53,161	130,553	217,799
U.S. GAAP adjustments:
Merger of entities under common control (Note 28 (a))	(14,087)	—	—	—
Push Down accounting (Note 28(b))
Goodwill amortization (Note 28 (d))	(12,264)	—	—	—
Fair value of intangibles	(13,600)	(14,782)	(12,926)	(21,564)
Fair value of loans	892	(1,312)	(1,242)	(2,072)
Fair value of staff severance indemnities	430	4,302	—	—
Fair value of premises	(168)	(223)	(223)	(372)
Fair value of other	(196)	(58)	18	30
Equity participation in Banco de Chile	1,424	—	—	—
Acquisition of Banco Edwards (Note 28(c))
Fair value of intangibles	—	(6,014)	(4,621)	(7,709)
Fair value of loans	—	11,441	1,103	1,840
Fair value of other interest bearing liabilities	—	12,506	4,359	7,272
Fair value of deposits	—	(27,837)	(237)	(395)
Fair value of premises	—	(9)	(9)	(15)
Fair value of other	—	238	83	138
Loan origination commissions and fees (Note 28 (e))	(663)	(1,026)	(467)	(779)
Deferred income taxes (Note 28 (f))	(2,502)	(2,352)	(1,279)	(2,133)
Investments in other companies (Note 28 (g))	27	(321)	98	163
Allowance for loan losses (Note 28 (k))	13,053	(18,040)	7,309	12,193
Mortgage finance bonds (Note 28 (l))	43	(1,789)	1,917	3,198
Held-to-Maturity investments (Note 28 (m))	(5,188)	(7,375)	10	17
Derivatives (Note 28 (n))	(9,893)	8,650	3,430	5,722
Assets received in lieu of payment (Note 28 (p))	515	(1,739)	381	636
Goodwill – Leasing Andino Acquisition (Note 28 (q))	(192)	—	—	—
Staff severance indemnities (Note 28 (r))	839	4,496	122	204
Merger expenses (Note 28 (s))	2,432	(1,245)	—	—
Deferred tax effect of the above U.S. GAAP adjustments (Note 28 (f))	(1,117)	6,451	2,019	3,368

Net income in accordance with U.S. GAAP before cumulative effect of change in accounting principles	50,258	17,123	130,398	217,541

Cumulative effect of change in accounting principles, net of taxes	2	—	—	—

Net income in accordance with U.S. GAAP	50,260	17,123	130,398	217,541

Other comprehensive income, net of tax (Note 28(x)):	28	9,434	(6,296)	(10,504)
Unrealized holding gains (losses) on available-for-sale securities, net of tax	(1,712)	7,692	(2,620)	(4,371)
Adjustment for translation differences	1,740	1,742	(3,676)	(6,133)

Comprehensive income in accordance with U.S. GAAP	50,288	26,557	124,102	207,037

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price - level changes and expressed in millions of constant
Chilean pesos as of December 31, 2003)

28. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(t) Summary of Income Statement and Shareholders' Equity differences (continued)

The following is a reconciliation of consolidated shareholders' equity differences under Chilean GAAP to the corresponding amounts under U.S. GAAP:

	Years ended December 31,

	2002	2003	2003
	MCh$	MCh$	ThUS$

Shareholders’ Equity in accordance with Chilean GAAP	624,412	695,676	1,160,582
U.S. GAAP adjustments:
Push Down accounting (Note 28(b))
Goodwill	380,278	380,278	634,410
Goodwill accumulated amortization (Note 28(d))	(18,774)	(18,774)	(31,320)
Fair value of intangibles	173,193	173,193	288,934
Amortization of fair value of intangibles	(28,382)	(41,308)	(68,913)
Fair value of loans	4,209	2,967	4,950
Fair value of premises	11,075	11,075	18,476
Amortization of fair value of premises	(391)	(614)	(1,024)
Fair value of other	177	195	325
Acquisition of Banco Edwards (Note 28 (c))
Goodwill	188,712	188,712	314,824
Fair value of intangibles	31,459	31,459	52,482
Amortization of fair value of intangibles	(6,014)	(10,635)	(17,742)
Fair value of loans	(6,239)	(5,136)	(8,568)
Fair value of other interest bearing liabilities	(42,319)	(37,960)	(63,328)
Fair value of deposits	261	24	40
Fair value of premises	86	86	143
Amortization of fair value of premises	(9)	(18)	(30)
Fair value of other	(806)	(723)	(1,206)
Loan origination commissions and fees (Note 28 (e))	467	—	—
Deferred income taxes (Note 28 (f))	811	(468)	(780)
Investments in other companies (Note 28 (g))	405	503	839
Allowance for loan losses (Note 28 (k))	21,663	28,972	48,333
Mortgage finance bonds (Note 28 (l))	(1,917)	—	—
Held-to-Maturity investments (Note 28 (m))	(10)	(4)	(7)
Derivatives (Note 28 (n))	3,671	7,101	11,846
Minimum Dividend (Note 28 (o))	(15,949)	(39,166)	(65,340)
Assets received in lieu of payment (Note 28 (p))	614	995	1,660
Goodwill – Leasing Andino Acquisition (Note 28 (q))	1,872	1,872	3,123
Staff severance indemnities (Note 28 (r))	(3,885)	(3,763)	(6,278)
Merger expenses (Note 28(s))	—	—	—
Deferred tax effect of the above U.S. GAAP adjustments (Note 28 (f))	(25,910)	(23,890)	(39,855)

Shareholders’ Equity in accordance with U.S. GAAP	1,292,760	1,340,649	2,236,576

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price - level changes and expressed in millions of constant
Chilean pesos as of December 31, 2003)

28. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(t) Summary of Income Statement and Shareholders' Equity differences (continued)

The following summarizes the changes in shareholders’ equity under U.S. GAAP during the years ended December 31, 2002 and 2003:

	Years ended December 31,

	2002	2003	2003
	MCh$	MCh$	ThUS$

Balance as of January 1	1,177,299	1,292,760	2,156,685
Capital increase due to merger with Banco de A. Edwards	176,082	—	—
Dividends paid	(101,415)	(52,996)	(88,414)
Minimum dividend, previous date	30,295	15,949	26,607
Minimum dividend, closing date	(15,949)	(39,166)	(65,340)
Unrealized gains (losses) on Available-for-sale investments, net of taxes	7,692	(2,620)	(4,371)
Absorption of subsidiaries	(109)	—	—
Cumulative translation adjustment	1,742	(3,676)	(6,132)
Net income in accordance with U.S. GAAP	17,123	130,398	217,541

Balance as of December 31	1,292,760	1,340,649	2,236,576

(u) Net income per share

The following disclosure of net income per share information is not generally required for presentation in the financial statements under Chilean GAAP but is required under U.S. GAAP. Earnings per share is determined by dividing combined net income by the weighted average number of total shares outstanding.

	Years Ended December 31,
	2001	2002	2003

Chilean GAAP(1)	Ch$	Ch$	Ch$
Earnings per share	2.01	0.78	1.92

Weighted average number of total shares outstanding (in millions)	44,932.7	68,079.8	68,079.8

U.S. GAAP(1)
Earnings per share before Cumulative effect of accounting change	0.87	0.25	1.92
Cumulative effect of accounting change per share	—	—	—

Earnings per share	0.87	0.25	1.92

Weighted average number of total shares outstanding (in millions) (2)	57,587.3	68,079.8	68,079.8

__________________
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

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price - level changes and expressed in millions of constant
Chilean pesos as of December 31, 2003)

28. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(v) Article 9 Presentation of Income Statements and Balance Sheets

The presentation of the consolidated financial statements differs significantly from the format required by the Securities and Exchange Commission under Rules 210.9 to 210.9-07 of Regulation S-X (“Article 9”). The following financial statements are presented in constant Chilean pesos of December 31, 2003 and are presented in a format that complies with the requirements of Article 9 of Regulation S-X. The Income Statements presented for the years ended December 31, 2001, 2002 and 2003 disclose the Bank’s U.S. GAAP income statements in a format that complies with the requirements of Article 9 of regulation S-X.

The principal reclassifications and adjustments, which were made to the basic Chilean GAAP consolidated financial statements in order to present them in the Article 9 format, are as follows:

1.	Elimination of contingent assets and liabilities from the balance sheet.

2.	Presentation of recoveries of loans previously charged-off as a reduction of the provision for loan losses instead of as other income.

3.	Reclassification of fees relating to contingent loans from interest income under Chilean GAAP to other income under Article 9.

4.	Elimination of the cash clearing account from cash and due from banks.(1)

5.	Presentation of forward contracts classified based on legal right to offset.

6.	Reclassification of assets under lease from Other assets under Chilean GAAP to Bank premises and equipment under Article 9.

7.	Inclusion of adjustments to U.S. GAAP described in Note 28(t).

__________________
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

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price - level changes and expressed in millions of constant
Chilean pesos as of December 31, 2003)

28. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(v) Article 9 Presentation of Income Statements and Balance Sheets (continued)

The following income statements presented for the years ended December 31, 2001, 2002 and 2003 have been prepared in accordance with U.S. GAAP to disclose the Bank’s consolidated income statement in accordance with the requirements of Article 9:

Income Statements

	Years ended December 31,

	2001	2002	2003
	MCh$	MCh$	MCh$
INTEREST INCOME:
Interest and fees on loans	593,886	583,664	469,612
Interest on investments	102,901	130,768	(19,285)
Interest on deposits with banks	5,000	3,967	1,820
Interest under agreements to resell	9,475	241	99

Total interest income	711,262	718,640	452,246

INTEREST EXPENSE:
Interest on deposits	(235,829)	(152,259)	(86,909)
Interest on investments sold under agreements to purchase	(15,682)	(10,468)	(8,696)
Interest on short-term debt	(18,560)	(44,228)	(9,363)
Interest on long-term debt	(134,514)	(129,840)	(95,144)
Price-level restatement, net (1)	(10,176)	(9,692)	(4,036)

Total interest expense	(414,761)	(346,487)	(204,148)

Net interest income	296,501	372,153	248,098

PROVISION FOR LOAN LOSSES	(53,895)	(107,657)	(27,369)

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	242,606	264,496	220,729

OTHER INCOME:
Fees and commissions	49,861	62,599	79,241
Brokerage and securities income net gain (losses) on trading activities	(8,470)	854	10,770
Net gains (losses) on foreign exchange	5,775	(31,981)	91,061
Other revenue	11,568	6,463	6,137

Total other income	58,734	37,935	187,209

OTHER EXPENSES:
Salaries	(117,943)	(135,443)	(125,199)
Net premises and equipment expenses	(22,435)	(29,008)	(23,502)
Goodwill amortization	(12,456)	—	—
Administration expenses	(73,070)	(77,500)	(75,845)
Other expenses	(22,731)	(48,621)	(39,830)
Minority interest	(1)	(1)	(2)

Total other expenses	(248,636)	(290,573)	(264,378)

INCOME BEFORE INCOME TAXES	52,704	11,858	143,560

INCOME TAXES	(2,446)	5,265	(13,162)

NET INCOME	50,258	17,123	130,398

CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLES, NET OF TAXES	2	—	—

NET INCOME	50,260	17,123	130,398

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

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price - level changes and expressed in millions of constant
Chilean pesos as of December 31, 2003)

28. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(v) Article 9 Presentation of Income Statements and Balance Sheets (continued)

The following balance sheets presented as of December 31, 2002 and 2003 have been prepared in accordance with U.S. GAAP to disclose the Bank’s consolidated balance sheets in accordance with the requirements of Article 9:

Balance Sheets

	As of December 31,

	2002	2003
	MCh$	MCh$
ASSETS
Cash and due from banks	276,177	403,611
Term Federal Funds	115,140	71,934
Interest bearing deposits in other banks	33,602	183,707
Investments under agreements to resell	32,499	29,660
Trading investments	1,017,006	1,589,090
Available-for-sale investments	114,499	20,912
Held-to-maturity investments	316,955	21,017

Subtotal	1,905,878	2,319,931

Loans	5,933,752	5,952,775
Unearned income	(70,494)	(64,935)
Reserve for loan losses	(196,539)	(150,419)

Loans, net	5,666,719	5,737,421

Premises and equipment, net	175,464	163,615
Goodwill	552,088	552,088
Other assets	383,521	434,360

TOTAL ASSETS	8,683,670	9,207,415

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits:
Non-interest bearing	1,265,035	1,438,106
Interest bearing	3,532,163	3,422,511

Total deposits	4,797,198	4,860,617

Short-term borrowings	262,444	391,548
Investments sold under agreements to repurchase	279,442	426,741
Other liabilities	244,218	397,335
Long-term debt	1,807,605	1,790,520

TOTAL LIABILITIES	7,390,907	7,866,761

Minority interest	3	5

Shareholders’ equity:
Common stock	482,504	482,504
Other Shareholders’ equity	810,256	858,145

TOTAL SHAREHOLDERS’ EQUITY	1,292,760	1,340,649

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	8,683,670	9,207,415

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price - level changes and expressed in millions of constant
Chilean pesos as of December 31, 2003)

28. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(v) Article 9 Presentation of Income Statements and Balance Sheets (continued)

The following is a reconciliation of total assets presented in accordance with guidelines established by the Superintendency of Banks and the presentation prescribed by Article 9:

	As of December 31,

	2002	2003
	MCh$	MCh$

Total assets of Bank under Chilean GAAP	8,679,770	9,249,902
Elimination of assets offset by liabilities:
Cash clearing account	(392,188)	(453,222)
Contingent loans	(385,585)	(409,638)
Repurchased mortgage finance bonds issued by the Bank	21,428	68,081
U.S. GAAP adjustments, net	760,245	752,292

Total assets as per Article 9 presentation	8,683,670	9,207,415

(w) Income taxes

The reconciliation of the provision for income taxes charged to income under Chilean GAAP to the corresponding amounts under U.S. GAAP is as follows:

	Years ended December 31,

	2001	2002	2003
	MCh$	MCh$	MCh$

Benefit (charge) for the period under Chilean GAAP	1,173	1,165	(13,902)
U.S. GAAP Adjustments:
Deferred tax effect of applying SFAS No. 109	(2,502)	(2,352)	(1,279)
Deferred tax effect of U.S. GAAP adjustments	(1,117)	6,452	2,019

Benefit (Charge) for the period under U.S. GAAP	(2,446)	5,265	(13,162)

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price - level changes and expressed in millions of constant
Chilean pesos as of December 31, 2003)

28. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(w) Income taxes (continued)

Deferred tax assets (liabilities) are summarized as follows:

	As of December 31,

	2002	2003
	MCh$	MCh$

Deferred Tax Assets:
Leasing equipment	5,250	8,517
Obligations with repurchase agreement	25,647	42,075
Global allowance for loan losses	18,267	14,719
Voluntary loan loss allowance	3,426	3,392
Charge-offs from financial investment	2,335	331
Accrued interests and readjustments from high risk loan portfolio	1,611	1,936
Staff vacations	1,334	1,346
Accruals interest and readjustments from past due loans	1,071	807
Personnel provisions	917	1,504
Assets at market value	1,109	1,829
Staff severance indemnities	1,337	1,320
Other adjustments	8,488	9,351
Deferred income taxes related to purchase accounting of Banco de A. Edwards	4,045	5,710

Total Deferred Tax Assets	74,837	92,837

Deferred Tax Liabilities:
Investments with repurchase agreement	24,794	41,564
Depreciation and price-level restatement of bank premises and equipment	4,071	5,307
Transitory assets	1,359	1,112
Deferred income taxes related to push down accounting adjustments	27,250	24,737
Other adjustments	2,013	1,258

Total Deferred Tax Liabilities	59,487	73,978

NET DEFERRED TAX ASSETS (LIABILITIES)	15,350	18,859

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price - level changes and expressed in millions of constant
Chilean pesos as of December 31, 2003)

28. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(w) Income taxes (continued)

The provision for income taxes under U.S. GAAP differs from the amount of income tax determined by applying the applicable Chilean statutory income tax rate to pre-tax income as a result of the following differences:

	Years ended December 31,

	2001	2002	2003
	MCh$	MCh$	MCh$

Chilean taxes due at the applicable statutory rate (1)	8,082	2,084	23,687
Increase (decrease) in rates resulting from:
Non-deductible expenses	3,126	2,088	3,321
Non-taxable income	(6,071)	(3,560)	(12,316)
Effect on tax and financial equity restatement (2)	(940)	(1,205)	(400)
Effect of income tax rate change on net deferred tax assets.	—	(2,091)	(552)
Income tax recovery	(1,075)	—	—
Other	(676)	(2,581)	(578)

At effective tax rate	2,446	(5,265)	13,162

__________________
(1)	The Chilean statutory first category (corporate) income tax rate was 15% for 2001, 16% for 2002 and 16.5% for 2003. Enacted income tax rate is schedule to be 17% for the taxation year 2004.

(2)	This item corresponds to the difference in the basis used for the price-level restatement calculation of shareholder’s equity for financial and tax purposes.

(x) Comprehensive Income

The Bank presents comprehensive income and its components with the objective to report a measure of all changes in shareholders’equity that result from transactions and other economic events of the period other than transactions with owners (“comprehensive income”). Comprehensive income is the total net income and other non-owner equity transactions that result in changes in net equity.

The following represents accumulated other comprehensive income balance, net of tax, for the years ended December 31, 2001, 2002 and 2003:

	Year ended December 31, 2003

	Before-tax	Tax (expense)	Net-of-tax
	amount	or benefit	amount

	MCh$	MCh$	MCh$

Beginning balance	9,093	(1,448)	7,645
Price-level restatement (1)	(92)	16	(76)
Unrealized losses on securities available-for-sale:
Unrealized losses arising during the period	(8,453)	1,437	(7,016)
Less: reclassification adjustment for gains included in income	5,296	(900)	4,396

Net unrealized losses	(3,157)	537	(2,620)
Adjustment for translation differences	(3,676)	—	(3,676)

Ending balance	2,168	(895)	1,273

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price - level changes and expressed in millions of constant
Chilean pesos as of December 31, 2003)

28. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(x) Comprehensive Income (continued)

	Year ended December 31, 2002

	Before-tax	Tax (expense)	Net-of-tax
	amount	or benefit	amount

	MCh$	MCh$	MCh$

Beginning balance	(2,201)	359	(1,842)
Price-level restatement (1)	63	(10)	53
Unrealized gains on securities available for sale:
Unrealized gains arising during the period	9,673	(1,548)	8,125
Less: reclassification adjustment for losses included in net income	(516)	83	(433)

Net unrealized gains	9,157	(1,465)	7,692
Adjustment for translation differences	2,074	(332)	1,742

Ending balance	9,093	(1,448)	7,645

	Year ended December 31, 2001

	Before-tax	Tax (expense)	Net-of-tax
	amount	or benefit	amount

	MCh$	MCh$	MCh$

Beginning balance	195	(30)	165
Incorporation of Banco de Chile as of March 2001	(2,456)	369	(2,087)
Price-level restatement (1)	62	(10)	52
Unrealized losses on securities available for sale:
Unrealized losses arising during the period	(3,377)	540	(2,837)
Less: reclassification adjustment for losses included in net income	1,324	(199)	1,125

Net unrealized losses	(2,053)	341	(1,712)
Adjustment for translation differences	2,051	(311)	1,740

Ending balance	(2,201)	359	(1,842)

____________________
(1)	Reflects the effect of inflation on the comprehensive income at the beginning of each period, adjusted to constant pesos of December 31, 2003.

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

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price - level changes and expressed in millions of constant
Chilean pesos as of December 31, 2003)

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

The financial information used to measures the performance of the Bank's business segments is not necessarily comparable with similar information from other financial institutions and is based on internal reporting policies. The accounting policies are the same as those applied under Chilean GAAP, described in Note 1, except as noted below:

  The net interest margin of loans and deposits is measured on an individual transaction and client basis, based on the difference between the effective customer rate and the related Bank's fund transfer price in terms of maturity, re-pricing and currency;
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

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price - level changes and expressed in millions of constant
Chilean pesos as of December 31, 2003)

28. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(y) Segment information (continued)

  In terms of costs, the Bank's management model used considers the allocation of costs that are directly related and not the overhead expenses of corporate and support departments, voluntary allowances, taxes and certain other non-operating income and expenses;
  Certain operating costs are allocated to each segment based on the type and amount of transactions. In addition, the Bank allocates theoretical rental costs to each property-owned branch based on market rental values so that the results of these branches are comparable to rental-property branches.

The following tables show the results of the Bank by operating segments for the three years ended December 31, 2003:

	Year ended December 31, 2003 (1)

	Large Corporate	Middle Market	Retail Banking	International Banking	Treasury	Subsidiaries	Other (2)	Total

	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Operating Revenues	88,286	106,078	145,572	16,377	22,768	52,900	(7,731)	424,250
Provisions	(12,610)	(17,172)	(31,648)	1,275	(1,373)	(511)	1,970	(60,069)
Operating Expenses	(24,609)	(52,086)	(81,767)	(6,200)	(2,188)	(30,413)	(27,173)	(224,436)
Other income and expenses	(484)	1,335	4,404	750	(65)	(710)	(520)	4,710

Net income before taxes	50,583	38,155	36,561	12,202	19,142	21,266	(33,454)	144,455

	Year ended December 31, 2002 (1) (3) (4)

	Large Corporate	Middle Market	Retail Banking	International Banking	Treasury	Subsidiaries	Other (2)	Total

	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Operating Revenues	91,578	111,021	147,112	2,615	25,389	41,787	320	419,822
Provisions	(47,677)	(30,715)	(37,847)	(321)	(229)	(1,629)	16,768	(101,650)
Operating Expenses	(24,142)	(53,084)	(83,238)	(8,822)	(1,508)	(23,600)	(56,123)	(250,517)
Other income and expenses	(9,469)	(3,293)	(883)	(203)	(365)	(2,925)	1,479	(15,659)

Net income before taxes	10,290	23,929	25,144	(6,731)	23,287	13,633	(37,556)	51,996

	Year ended December 31, 2001 (1) (4)

	Large Corporate	Middle Market	Retail Banking	International Banking	Treasury	Subsidiaries	Other (2)	Total

	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Operating Revenues	61,991	86,222	86,801	18,567	17,251	20,848	(14,888)	276,792
Provisions	(29,419)	(4,874)	(16,322)	385	(1,103)	(58)	3,655	(47,736)
Operating Expenses	(13,072)	(33,151)	(44,839)	(8,079)	(4,127)	(10,415)	(30,462)	(144,145)
Other income and expenses	(1,577)	(1,374)	2,979	106	(302)	(282)	4,606	4,156

Net income before taxes	17,923	46,823	28,619	10,979	11,719	10,093	(37,089)	89,067

__________________
(1)	Segment information disclosed above is based on internal reporting policies and does not conform to Chilean or U.S. GAAP.
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

(3)

The 2002 business information has been adjusted in order to conform with the present year information, as during 2003 the management model used to measure the performance of these areas was improved in order to allocate a higher proportion of the overhead costs (defined as “Other”).

(4)	Certain minor reclassifications have been made to 2001 and 2002 balances information in order to conform with the 2003 presentation.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price - level changes and expressed in millions of constant
Chilean pesos as of December 31, 2003)

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

A summary of activities by geographic area is as follows:

	As of December 31,

	2001	2002	2003
	MCh$	MCh$	MCh$
Total Interest Revenues
Republic of Chile	494,898	674,980	415,523
U.S.A	41,432	21,623	13,181

Total Net Income
Republic of Chile	80,521	58,756	119,499
U.S.A	9,952	(5,595)	11,054

Mortgage Loans
Republic of Chile	840,503	1,199,144	1,128,030
U.S.A	—	—	—

Commercial Loans
Republic of Chile	1,564,074	2,426,008	2,466,415
U.S.A	120,121	116,484	90,585

Income Taxes
Republic of Chile	1,214	986	(14,410)
U.S.A	192	179	508

Bank Premises and equipment
Republic of Chile	86,919	139,161	126,895
U.S.A	1,617	1,575	860

Total Assets
Republic of Chile	5,671,713	8,069,772	8,681,832
U.S.A	659,600	609,998	568,070

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price - level changes and expressed in millions of constant
Chilean pesos as of December 31, 2003)

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

The methodologies and assumptions used depend upon the terms and risk characteristics of the various instruments and include the following:

  Cash and due from banks represents cash and short-term deposits, which approximate fair value because of the short-term maturity of these instruments.

  Most of the Bank’s securities are considered as trading and therefore are generally carried at quoted market prices. Interest earning assets and liabilities with an original maturity of less than one year are considered to have a fair value, which is not materially different from their book value.

  For interest earning assets and interest bearing liabilities, which are contracted at variable interest rates, their book value is considered to be equivalent to their fair value.

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

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price - level changes and expressed in millions of constant
Chilean pesos as of December 31, 2003)

28. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(z) Estimated Fair Value of Financial Instruments and Derivative Financial Instruments (continued)

The estimated fair values of financial instruments and derivatives financial instruments are as follows:

	As of December 31,

	2002		2003

	Carrying Amount (2)	Estimated fair value	Carrying Amount (2)	Estimated fair value
	MCh$	MCh$	MCh$	MCh$
ASSETS
Cash and due from banks	276,177	276,177	403,611	403,611
Interest bearing deposits in other banks	33,602	33,602	183,707	183,707
Term federal funds	115,140	115,140	71,934	71,934
Accounts receivable under spot foreign exchange transactions (1)	30,249	30,249	39,148	39,148
Financial investments	1,480,959	1,480,969	2,028,093	2,028,097
Loans, net (3)	5,666,719	5,793,123	5,737,421	5,932,077
Derivative instruments	25,099	25,099	75,182	75,182

LIABILITIES
Deposits	4,797,198	4,798,865	4,860,617	4,924,526
Accounts payable under spot foreign exchange transactions (1)	28,482	28,482	47,030	47,030
Investments under agreements to repurchase	279,442	279,442	426,741	426,741
Short term and long term borrowings	2,070,048	2,145,254	2,182,068	2,242,819
Derivative instruments	29,994	29,994	77,387	77,387
__________________
(1)	Included under the captions Other assets and Other liabilities.
(2)	The carrying amounts are based on amounts determined under U.S. GAAP.
(3)

The carrying amounts of loans in the above table excludes contingent loans since they represent amounts that have not been disbursed under undrawn letters of credit and other credit guarantees granted by the Bank.

(aa) Price-level restatement

The net charge to income for price-level restatement is comprised of the following restatements of non-monetary assets and liabilities. These figures are expressed in constant Chilean pesos of December 31, 2003.

	Year ended December 31,

	2001	2002	2003
	MCh$	MCh$	MCh$

Shareholders' equity	(16,528)	(15,945)	(5,818)
Bank premises and equipment	4,519	4,574	1,234
Investment in other companies	587	1,012	371
Other, net	1,246	667	177

Net loss from price-level restatement	(10,176)	(9,692)	(4,036)

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price - level changes and expressed in millions of constant
Chilean pesos as of December 31, 2003)

28. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(ab) Investments in other companies

As of December 31, 2001, 2002 and 2003, investments in other companies and the Bank's participation in such companies' results of operations for each of the periods indicated, consist of the following:

	As of and for the years ended December 31,

	2001		2002		2003

	Investment	Income (Loss)	Investment	Income (Loss)	Investment	Income (Loss)	Ownership Interest 2003

	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	%
Artikos Chile S.A.	673	(99)	(69)	(1,256)	203	(1,996)	50.00
Servipag Ltda.	673	84	723	51	811	88	50.00
Redbanc S.A.	928	164	881	152	1,020	291	25.42
Soc. Operadora de Tarjetas de Crédito Nexus S.A.	840	(418)	883	48	986	142	25.81
Centro de Compensación Automatizado S.A. (CCA S.A.)	141	34	153	12	199	44	33.33
Empresa de Tarjetas Inteligentes S.A.	147	(44)	157	(145)	114	(43)	26.67
Equity participation in Banco de Chile	—	1,423	—	—	—	—

Total investments in other companies accounted for under the equity method	3,402	1,144	2,728	(1,138)	3,333	(1,474)
Other investments carried at cost	2,739	281	2,502	(163)	2,466	254

Total investments in other companies	6,141	1,425	5,230	(1,301)	5,799	(1,220)

(ac) Bank premises and equipment, net

The major categories of Bank premises and equipment net of accumulated depreciation are as follows:

	As of December 31,

	2002	2003
	MCh$	MCh$

Land and buildings	111,248	103,989
Furniture and fixtures	19,649	18,304
Machinery and equipment	17,915	13,966
Vehicles	535	626
Assets under lease	23,766	24,499
Others	2,351	2,231

Bank premises and equipment, net	175,464	163,615

In accordance with rules of the Superintendency of Banks, bank premises and equipment are presented net of accumulated depreciation. As a result no information is available for either accumulated depreciation or total bank premises and equipment.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price - level changes and expressed in millions of constant
Chilean pesos as of December 31, 2003)

28. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(ad) Other assets and other liabilities

    (1) Other assets

	As of December 31,

	2002	2003
	MCh$	MCh$

Intangibles	170,255	152,709
Deferred income tax assets	74,837	92,837
Derivative instruments	25,099	75,182
Amounts receivable under spot foreign exchange transaction	30,249	39,148
Assets received in lieu of payment	19,801	16,622
Transactions in process	19,327	10,445
Deferred asset on bonds issuances	7,112	6,103
Investments in other companies	5,230	5,799
Deferred software cost	2,939	4,714
Accounts receivable for assets received in lieu of payment sold	3,792	4,583
VAT fiscal credit	1,784	3,219
Deferred loan origination and service costs	3,467	2,750
Other deferred expenses	1,626	1,066
Recoverable taxes	4,105	941
Materials and supplies	966	478
Dividends receivable	6,539	—
Brokerage operations	1,267	—
Prepaid advertising expenses	872	—
Other	4,254	17,764

Total other assets	383,521	434,360

    (2) Other liabilities

	As of December 31,

	2002	2003
	MCh$	MCh$

Accounts payable	35,889	100,927
Derivative instruments	29,994	77,387
Deferred income tax liabilities.	59,487	73,978
Amounts payable under spot foreign exchange transaction.	28,482	47,030
Provision for minimum dividend	15,949	39,166
Accrued severance staff indemnities	11,609	11,296
Allowance of income taxes	442	9,909
Accrued staff vacation expense	8,697	9,169
Deferred liability on bond issuances	7,112	6,103
Administration and credit card contract provision	2,235	4,626
Leasing deferred gains	3,167	4,173
Deferred loan origination and service fees	6,445	3,839
VAT fiscal debit	2,193	3,209
Transactions in process	2,737	1,629
Legal contingencies provision	1,099	725
Documents in transit	22,762	—
Other	5,919	4,169

Total other liabilities	244,218	397,335

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price - level changes and expressed in millions of constant
Chilean pesos as of December 31, 2003)

28. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(ad) Other assets and other liabilities, (continued)

    (3) Contingent Liabilities

The Bank's contingent liabilities consist of open and unused letters of credit, together with guarantees granted in Chilean pesos, UF and foreign currencies (principally U.S. dollars). Under U.S. GAAP these transactions represent off-balance sheet activities. The following is a summary of instruments that are considered financial guarantees in accordance with FIN No. 45:

	Year ended December 31, 2003	As of December 31, 2003

	Fees	Contract amount
	MCh$	MCh$
Standby letters of credits	190	32,074
Foreign office guarantees	289	24,033
Performance bonds	2,775	245,888

Total	3,254	301,995

Guarantees in the form of performance bonds, stand by letters of credit and foreign office guarantees are issued in connection with agreements made by customers to counterparties. If the customer fails to comply with the agreement, the counterparty may enforce the performance bond, stand by letters of credit or foreign office guarantees as a remedy. Credit risk arises from the possibility that the customer may not be able to repay the Bank for these guarantees. To mitigate credit risk, the Bank generally determines the need for specific covenant, guarantee and collateral requirements on a case-by-case basis, depending on the nature of the financial instrument and the customer's creditworthiness.

Guarantees expiration per period are as follows:

	Due within 1 year	Due after 1 year but within 3 years	Due after 3 years but within 5 years	Due after 5 years	Total

	MCh$	MCh$	MCh$	MCh$	MCh$
Standby letters of credits	19,920	8,989	3,165	—	32,074
Foreign office guarantees	20,161	3,872	—	—	24,033
Performance bonds	176,856	56,798	10,180	2,054	245,888

Total	216,937	69,659	13,345	2,054	301,995

Under U.S. GAAP, the fair value of the liability is not material to the consolidated financial statements.

(ae) Other Interest Bearing Liabilities

The Bank's long-term and short-term borrowings are summarized below. In accordance with the guidelines established by the Superintendency of Banks, the Bank does not present a classified balance sheet. Borrowings are described as short-term when they have original maturities of less than one year or are due on demand. All other borrowings are described as long-term, including the amounts due within one year on such borrowings.

	As of December 31, 2002			As of December 31, 2003

	Long-term	Short-term	Total	Long-term	Short-term	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Central Bank Credit lines for renegotiation of loans	3,801	—	3,801	2,975	—	2,975
Other Central Bank borrowings	—	—	—	—	24,906	24,906
Mortgage finance bonds	1,137,200	—	1,137,200	1,052,412	—	1,052,412
Bonds	4,639	—	4,639	3,127	—	3,127
Subordinated bonds	280,431	—	280,431	271,197	—	271,197
Borrowings from domestic financial institutions	127	50,866	50,993	103	49,779	49,882
Foreign borrowings	335,087	180,360	515,447	450,860	267,109	717,969
Investments under agreements to repurchase	—	279,442	279,442	—	426,741	426,741
Other obligations	46,320	31,218	77,538	9,846	49,754	59,600

Total other interest bearing liabilities	1,807,605	541,886	2,349,491	1,790,520	818,289	2,608,809

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price - level changes and expressed in millions of constant
Chilean pesos as of December 31, 2003)

28. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(ae) Other Interest Bearing Liabilities (continued)

    (1) Central Bank borrowings

Central Bank borrowings include credit lines for the renegotiation of loans and other Central Bank borrowings. Credit lines were provided by the Central Bank for the renegotiation of mortgage loans due to the need to refinance debts as a result of the economic recession and crisis of the Chilean banking system from 1982 to 1985. The credit lines for the renegotiations of mortgage loans are linked to the UF index and carry a real annual interest rate of 2.4%. The maturities of the outstanding amounts are as follows:

As of December 31, 2003

MCh$
Due within 1 year	2,975
Due after 1 year but within 2 years	—
Due after 2 years but within 3 years	—
Due after 3 years but within 4 years	—
Due after 4 years but within 5 years	—
Due after 5 years	—
Total long-term (Credit lines for renegotiation of loans)	2,975

Total short-term (Other Central Bank borrowings)	24,906

Total Central Bank borrowings	27,881

    (2) Mortgage finance bonds

These bonds are used to finance the granting of mortgage loans. The outstanding principal amounts of the bonds are amortized on a quarterly basis. The range of maturities of these bonds is between five and twenty years. The bonds are linked to the UF index and carry a weighted average annual rate of interest of 6.2% as of December 31, 2003.

The maturities of outstanding mortgage bond amounts as of December 31, 2003 are as follows:

As of December 31, 2003

MCh$
Due within 1 year	84,397
Due after 1 year but within 2 years	87,257
Due after 2 years but within 3 years	88,085
Due after 3 years but within 4 years	86,401
Due after 4 years but within 5 years	83,345
Due after 5 years	622,927

Total mortgage finance bonds	1,052,412

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price - level changes and expressed in millions of constant
Chilean pesos as of December 31, 2003)

28. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(ae) Other Interest Bearing Liabilities (continued)

    (3) Bonds

The maturities of outstanding bonds amounts as of December 31, 2003 are as follows:

As of December 31, 2003

MCh$
Due within 1 year	905
Due after 1 year but within 2 years	858
Due after 2 years but within 3 years	858
Due after 3 years but within 4 years	506
Due after 4 years but within 5 years	—
Due after 5 years	—

Total bonds	3,127

Bonds are linked to the UF Index and carried an average real annual interest rate of 6.9% as of December 31, 2003, with interest and principal payments due semi-annually. The bonds were originally intended to finance loans that had a maturity of greater than one year.

    (4) Subordinated bonds

In 2002 the Bank issued Bonds totaling UF 1,580,000 (“known as 6.5% Bonds”) at a discount of UF 98,670. The 6.5% Bonds are linked to the UF index with interest and principal payments due semi-annually. The discount on the issuance of the “6.5% Bonds” is amortized over the life of the bond. As of December 31, 2003, the effective real interest rate is 7.0%, taking into consideration the discount on issuance.

The 6.5% Bonds are intended for the financing of loans having a maturity of greater than one year. As of December 31, 2003 the outstanding maturities of these bonds, which are considered long-term, are as follows:

As of December 31, 2003

MCh$
Due within 1 year	25,571
Due after 1 year but within 2 years	19,307
Due after 2 years but within 3 years	19,307
Due after 3 years but within 4 years	19,307
Due after 4 years but within 5 years	19,307
Due after 5 years	168,398

Total subordinated bonds	271,197

The value of the subordinated bonds that can be considered in the “effective equity” should decrease by 20% per year beginning six years prior to maturity.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price - level changes and expressed in millions of constant
Chilean pesos as of December 31, 2003)

28. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(ae) Other Interest Bearing Liabilities (continued)

    (5) Borrowings from domestic financial institutions

Borrowings from domestic financial institutions are used to fund the Bank's general activities, carry a weighted average annual real interest rate of 2.3% and have the following outstanding maturities as of December 31, 2003.

As of December 31, 2003

MCh$
Due within 1 year	103
Due after 1 year but within 2 years	—
Due after 2 years but within 3 years	—
Due after 3 years but within 4 years	—
Due after 4 years but within 5 years	—
Due after 5 years	—

Total long-term	103
Total short-term	49,779

Total borrowings from domestic financial institutions	49,882

    (6) Foreign borrowings

The Bank has short-term and long-term borrowings from foreign banks. The outstanding maturities of these borrowings as of December 31, 2003 are as follows:

As of December 31, 2003

MCh$
Due within 1 year	431,098
Due after 1 year but within 2 years	13,015
Due after 2 years but within 3 years	127
Due after 3 years but within 4 years	6,620
Due after 4 years but within 5 years	—
Due after 5 years	—

Total long-term	450,860
Total short-term	267,109

Total foreign borrowings	717,969

All of these loans are denominated in U.S. dollars, are principally used to fund the Bank's foreign trade loans and carry an average, annual nominal interest rate of 3.8% as of December 31, 2003.

    (7) Other obligations

	As of December 31,

	2002	2003
	MCh$	MCh$
Other long-term obligations:
Payable accounts	883	—
Obligations with Chilean government	45,437	9,846

Total other long-term obligations	46,320	9,846
Other short-term obligations	31,218	49,754

Total other obligations	77,538	59,600

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price - level changes and expressed in millions of constant
Chilean pesos as of December 31, 2003)

28. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(ae) Other Interest Bearing Liabilities (continued)

As of December 31, 2003, other obligations had the following maturities:

As of December 31, 2003

MCh$
Due within 1 year	945
Due after 1 year but within 2 years	1,200
Due after 2 years but within 3 years	1,418
Due after 3 years but within 4 years	1,479
Due after 4 years but within 5 years	1,408
Due after 5 years	3,396

Total long-term	9,846
Total short-term	49,754

Total other obligations	59,600

(af) Shareholders' Equity

The Bank's paid-in capital consists of 68,079,783,605 authorized shares of no fixed nominal value, issued and outstanding as of December 31, 2003. Dividends related to the year ended December 31, 2002 were paid-out based on the legal entities in existence as of the year end.

Dividends are declared and paid during the year subsequent to that in which the related net income was earned.
Dividends were declared and paid to the respective shareholders of each of the merging banks based on prior year net income determined under Chilean GAAP for the years ended December 31, 2001, 2002 and 2003 (presented in constant Chilean pesos as of December 31, 2003) are as follows:

	Paid during the year ended December 31,

	2001	2002	2003
	MCh$	MCh$	MCh$
Dividends relating to Banco de Chile	n/a	90,869	52,996
Dividends per share relating to Banco de Chile	n/a	2.02	0.78
Dividends relating to Banco de A. Edwards (1)(2)	1,702	10,546	—
Dividends per share relating to Banco de A. Edwards	0.07	0.46	—

___________________
(1)	On January 1, 2002 Banco de A. Edwards merged with Banco de Chile.
(2)
Dividends per share of Banco de A. Edwards are calculated with c ommon shares outstanding during the year, based on the exchange ratio of 3.135826295 shares of Banco de Chile for each outstanding share of Banco Edwards, which had 7,381.41 million shares and outstanding shares immediately prior to the merger.

(ag) Transactions with Related Parties

In accordance with the rules of the Superintendency of Banks, related parties are defined as individuals or companies who are directors, officers, or shareholders who own more than 1% of the Bank's shares.

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

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price - level changes and expressed in millions of constant
Chilean pesos as of December 31, 2003)

28. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(ag) Transactions with Related Parties (continued)

    (1) Loans granted to related parties

Loans to related parties, all of which are current, are as follows:

	As of December 31,

	2001		2002		2003

	Loans MCh$	Collateral Pledged MCh$	Loans MCh$	Collateral Pledged MCh$	Loans MCh$	Collateral Pledged MCh$
Operating companies	81,377	26,489	97,389	23,249	78,219	21,379
Investment companies	4,796	481	7,013	2,230	33,280	2,246
Individuals (1)	4,131	1,195	1,771	1,387	2,280	1,577

Total	90,304	28,165	106,173	26,866	113,779	25,202

___________________
(1)	Includes only debt obligations that are equal to or greater than UF 3,000, equivalent to approximately MCh$51 as of December 31, 2003.

The activity in the balances of loans to related parties are as follows:

	As of December 31,

	2001	2002	2003

	MCh$	MCh$	MCh$
Balance as of January 1	36,919	90,304	106,173
Incorporation of Banco de Chile as of March 31, 2001	82,348	—	—
New loans	119,213	75,253	55,953
Repayments	(145,032)	(56,753)	(47,296)
Price-level restatement (1)	(3,144)	(2,631)	(1,051)

Balance as of December 31	90,304	106,173	113,779

___________________
(1)	Reflects the effect of restatement of beginning balances to constant pesos of December 31, 2003.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price - level changes and expressed in millions of constant
Chilean pesos as of December 31, 2003)

28. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(ag) Transactions with Related Parties (continued)

    (2) Other transactions with related parties.

During the years ended December 31, 2001, 2002 and 2003, the Bank incurred the following expenses and income as a result of transactions with related parties equal to or greater than UF 5,000 equivalent to approximately MCh$85 as of December 31, 2003.

	Years ended December 31,

	2001		2002		2003

	Expense	Revenue	Expense	Revenue	Expense	Revenue
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Redbanc S.A.	2,776	—	2,239	—	2,433	—
Empresa Nacional de Telecomunicaciones S.A.	1,776	—	2,643	—	1,852	—
Operadora de Tarjetas de Crédito Nexus S.A.	1,763	—	1,608	—	1,704	—
Depósito Central de Valores, Depósitos de Valores S. A	—	—	194	—	281	—
Entel PCS Telecomunicaciones S.A.	—	—	337	—	225	—
Banchile Cía. de Seguros de Vida S.A.	—	—	157	—	219	—
Entel Telefonía Local S.A.	155	—	114	—	202	—
Hoteles Carrera S.A.	96	—	152	—	138	—
Compañía Nacional de Teléfonos Telefónica del Sur S.A.	—	—	101	—	135	—
Empresa de Tarjetas Inteligentes S.A	86	—	92	—	51	—
Telefónica del Sur Carrier S.A.	—	—	102	—	12	—
Línea Aérea Nacional de Chile S.A.	—	105	—	104	—	106
Corporación. Cultural de la Ilustre Municipalidad de Santiago	—	—	353	—	—	—
Empresa de Servicios Especializados S.A	942	—	156	—	—	—

Subtotal	7,594	105	8,248	104	7,252	106

Transactions between 1,000 and 5,000 UF:
Services expenses	179	—	333	—	239	—
Advisory	—	—	—	—	61	—
Telephone expenses	62	—	33	—	—	—
Rental income	—	(15)	—	—	—	49

Subtotal	241	(15)	366	—	300	49

Total	7,835	90	8,614	104	7,552	155

These expense and income items are for services received by the Bank from related parties at market rates. Article 89 of the Chilean Corporations Law requires that the Bank's transactions with related parties be carried out on a market basis or on terms similar to those prevailing in the market.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price - level changes and expressed in millions of constant
Chilean pesos as of December 31, 2003)

28. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(ah) Fees and income from services

The Bank's fees and income from services and non-operating income and expenses for the years ended December 31, 2001, 2002 and 2003 are summarized as follows:

	Years ended December 31,

	2001		2002		2003

	Income	Expenses	Income	Expenses	Income	Expenses
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Fees and income from services
Sight accounts and ATMs	9,376	(2,578)	11,982	(2,601)	15,295	(4,696)
Mutual funds	9,279	(436)	13,287	(1,337)	14,663	(1,394)
Insurance	7,262	(602)	6,860	(720)	10,490	(1,128)
Stock brokerage	3,933	(449)	4,060	(435)	9,912	(612)
Collection of overdue loans	—	—	6,398	—	8,621	—
Collection and payment of services	3,752	—	5,748	—	7,179	—
Credit lines	3,451	—	5,033	—	5,521	—
Financial services	1,749	—	1,929	—	5,350	—
Demand deposits and overdrafts	10,827	—	9,098	—	4,909	—
Income and expense from goods received in lieu of payment	604	(2,041)	2,961	(1,730)	4,179	(1,753)
Contingent fees	4,766	—	3,277	—	3,261	—
Collection services	2,962	—	2,610	—	2,874	—
Foreign trade and currency exchange	1,979	—	1,766	—	2,418	—
Prepayment of loans	676	—	1,208	—	1,969	—
Letters of credit guarantees, collaterals and other contingent loans	3,272	(2,127)	1,743	—	1,737	—
Leasing	408	(672)	1,685	(484)	1,637	(514)
Custody and trust services	639	—	595	—	911	—
Factoring	290	(51)	298	(4)	735	(3)
Fees from sales force	—	(4,508)	—	(8,553)	—	(10,864)
Teller services (Servipag)	—	(2,103)	—	(2,765)	—	(3,179)
Other	2,755	(2,552)	2,134	(1,444)	4,177	(2,454)

Total	67,980	(18,119)	82,672	(20,073)	105,838	(26,597)

(ai) Non-operating income and expense

	Years ended December 31,

	2001		2002		2003

	Income	Expenses	Income	Expenses	Income	Expenses
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Non-operating income and expenses
Rental income	2,448	—	2,699	—	2,554	—
Gains on sales of assets received in lieu of payment	4,366	—	964	—	1,095	—
Income from correspondent banks	838	—	584	—	941	—
Income from sale of fixed assets	201	—	524	—	453	—
Recoveries of expenses	626	—	863	—	428	—
Securities in companies and shares	85	—	298	—	19	—
Amortization of intangibles	—	(14,128)	—	(20,796)	—	(17,547)
Charge-offs and provision of assets received in lieu of payment	—	(4,336)	—	(8,373)	—	(7,357)
Administration and credit card contracts	—	(1,727)	—	(3,072)	—	(5,946)
Charge-offs	—	(383)	—	(1,315)	—	(2,257)
Income (losses) attributable to investments in other companies	1,451	(26)	—	(1,301)	—	(1,122)
Delivery services of bank products	—	(586)	—	(644)	—	(637)
Asset received in lieu of payment	515	—	—	(1,739)	—	(381)
Legal contingencies provision	—	(188)	—	(972)	—	(147)
Charge-offs and provision related to fixed assets	—	(184)	—	(4,409)	—	(124)
Miscellaneous gains on exchange	135	—	—	—	—	—
Overestimated provision	(12)	—	—	—	—	—
Charge-offs of transaction in process related to the merger	—	—	—	(2,036)	—	—
Indemnity for termination of rental contracts	—	—	—	(588)	—	—
Merger expenses	—	—	—	(1,245)	—	—
Other	915	(1,173)	531	(2,131)	647	(4,312)

Total	11,568	(22,731)	6,463	(48,621)	6,137	(39,830)

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price - level changes and expressed in millions of constant
Chilean pesos as of December 31, 2003)

28. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(aj) Pro Forma Information related to the acquisition of Banco de Chile (Unaudited)

Following the accounting requirements under U.S. GAAP, the financial information for the period between January 1, 2001 and March 27, 2001 reflects the financial information of the predecessor bank, Banco de A. Edwards. On March 27, 2001, Quiñenco, the common parent of the two banks, purchased a controlling interest in Banco de Chile. The following unaudited pro forma financial information gives effect to Quiñenco's acquisition of Banco de Chile as if it had occurred on January 1, 2001. The pro forma results from operations have been prepared for informational purposes only and do not purport to be indicative of the actual results of operations.

The pro forma results, under U.S. GAAP, are as follows:

Year ended December 31,

2001
MCh$
Interest revenue	854,657
Net income	64,799
Earnings per share (Ch$) (1)	0.95
___________________
(1)

Basic and diluted earnings per share have been calculated by dividing net income by the weighted average number of common shares outstanding during the year (8,089.8 million shares as of December 31, 2001) . The Bank has not issued convertible debt or equity securities. Consequently, there are no potentially dilutive effects on the earnings of the Bank.

(ak) Pro Forma Information related to the merger of Banco de Chile with Banco de A. Edwards (Unaudited)

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

The pro forma results, under U.S. GAAP, are as follows:

Year ended December 31,

2001
MCh$
Interest revenue	866,097
Net income	81,925
Earnings per share (Ch$) (1)	1.20
___________________
(1)

Basic and diluted earnings per share have been calculated by dividing net income by the weighted average number of common shares outstanding during the year (68,098.8 millions as of December 31, 2001 and 2002) . The Bank has not issued convertible debt or equity securities. Consequently, there are no potentially dilutive effects on the earnings of the Bank.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price - level changes and expressed in millions of constant
Chilean pesos as of December 31, 2003)

28. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(al) Recent accounting pronouncements

In January 2003, the FASB issued FASB Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”). The objective of this FASB Interpretation is to determine when a business enterprise should include the assets, liabilities, non controlling interests and results of a Variable Interest Entity in its consolidated financial statement. The Bank determined that there is no impact on applying the provisions of FIN 46 on its consolidated financial statements.

  On December 12, 2003, the American Institute of Certified Public Accountants (AICPA) issued Statement of Position (SOP) No. 03-3, “Accounting for Certain Loans or Debt Securities Acquired in a Transfer” (SOP 03-3). SOP 03-3 is effective for loans acquired in fiscal years beginning after December 15, 2004.

SOP 03-3 requires acquired loans to be recorded at fair value and prohibits carrying over valuation allowances in the initial accounting for all loans acquired in a transfer that have evidence of deterioration in credit quality since origination, when it is probable that the investor will be unable to collect all contractual cash flows. Loans carried at fair value, mortgage loans held-for-sale, and loans to borrowers in good standing under revolving credit agreements are excluded from the scope of SOP 03-3. SOP 03-3 limits the yield that may be accreted to the excess of the undiscounted expected cash flows over the investor's initial investment in the loan. The excess of the contractual cash flows over expected cash flows may not be recognized as an adjustment of yield. Subsequent increases in cash flows expected to be collected are recognized prospectively through an adjustment of the loan's yield over its remaining life. Decreases in expected cash flows are recognized as impairment. The Merged Bank is evaluating the effect of the adoption of SOP 03-3, however, management does not expect that the adoption will have a material impact on its financial position and results of operations.

29. Merger Expenses

Under Chilean GAAP, the Bank recorded MCh$31,193 in its consolidated statement of income as of December 31, 2002 for merger expenses that have been directly charged to income for the period, as follows:

As of December 31, 2002

MCh$
Staff severance indemnities	14,629
Charge-offs and provisions related to fixed assets	4,392
Charge-offs software development	3,909
Charge offs of other assets	2,155
Maintenance and remodeling of offices	1,275
Other personnel expenses	1,086
Consulting services	1,040
Marketing	590
Indemnity for termination of rental contracts	588
Other	1,529

Total	31,193

During the year 2001, the merger expenses charged to income amounted to MCh$14,735.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price - level changes and expressed in millions of constant
Chilean pesos as of December 31, 2003)

30. Relevant Events

(a) Effective January 1, 2002, Banco de A. Edwards merged with and into Banco de Chile, with Banco de Chile as the surviving entity. As a consequence of the merger, Banco de Chile acquired the assets and assumed the liabilities of Banco de A. Edwards, succeeding said bank in all of its rights and obligations, and incorporating the equity of Banco de A. Edwards into Banco de Chile (see Note 9). During 2003 there were no expenses related to the merger process (expenses of MCh$31,193 in 2002).

(b) On March 25, 2004, the Board of Directors resolved to issue a tender offer for 1,701,994,590 shares issued by Banco de Chile, representing 2.5% of the total capital, at the price of Ch$31 per share, according to the Program to Repurchase Shares, as agreed upon by the General Ordinary Shareholders Meeting held on March 20, 2003. The offer was addressed to all shareholders of Banco de Chile listed on any of the local Stock Exchanges and remained in force from March 27, 2004 until April 26, 2004. During the period of the offer there were received acceptance orders for a total amount of 5,000,844,940 shares. Due to the reception of acceptance orders for a total amount that exceeds the number of shares offered to buy and according with the terms of the offer, it was applied a pro-rata basis to each acceptance order received and accepted.

___________________

SIGNATURE

    The registrant, Banco de Chile, hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

BANCO DE CHILE

By	/s/ Pablo Granifo

Name: Pablo Granifo
Title: Chief Executive Officer

    Date: June 25, 2004