Form 20-F
period 2004-12-31
BANK OF CHILE
filed 2005-06-24
CIK 1161125

As filed with the Securities and Exchange Commission on June 24, 2005

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

Annual Report Pursuant to Section 13 or

15(d) of the Securities Exchange Act of 1934

For the Fiscal Year Ended December 31, 2004

Commission File Number 001-15266

BANCO DE CHILE

(Exact name of Registrant as specified in its charter)

BANK OF CHILE

(Translation of Registrant’s name into English)

Republic of Chile

(Jurisdiction of incorporation or organization)

Banco de Chile

Ahumada 251

Santiago, Chile

(562) 653-1111

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

PRESENTATION OF FINANCIAL INFORMATION

We prepare our audited consolidated financial statements in Chilean pesos and in accordance with generally accepted accounting principles in Chile, or Chilean GAAP, and the rules of the Superintendencia de Bancos e Instituciones Financieras, or the Chilean Superintendency of Banks. Together, these requirements differ in certain significant respects from generally accepted accounting principles in the United States, or U.S. GAAP. References to “Chilean GAAP” in this annual report are to Chilean GAAP, as supplemented by the applicable rules of the Chilean Superintendency of Banks. See note 28 to our audited consolidated financial statements contained elsewhere in this annual report for a description of the material differences between Chilean GAAP and U.S. GAAP, as they relate to us and our consolidated subsidiaries, and a reconciliation to U.S. GAAP of net income and shareholders’ equity.

Pursuant to Chilean GAAP, unless otherwise indicated, financial data for all full-year periods through December 31, 2004 included in our audited consolidated financial statements and in the other financial information contained elsewhere in this annual report have been restated in constant Chilean pesos of December 31, 2004.

In this annual report, references to “$,” “U.S.$,” “U.S. dollars” and “dollars” are to United States dollars, references to “pesos” or “Ch$” are to Chilean pesos, and references to “UF” are to “Unidades de Fomento.” The Unidad de Fomento, or UF, is a unit of account which is linked to, and which is adjusted daily to reflect changes in, the Consumer Price Index. As of December 31, 2004, one UF equaled U.S.$30.93 and Ch$17,317.05. See note 1(c) to our audited consolidated financial statements. Percentages and certain dollar and peso amounts contained in this annual report have been rounded for ease of presentation.

This annual report contains translations of certain Chilean peso amounts into U.S. dollars at specified rates solely for your convenience. These translations should not be construed as representations that the Chilean peso amounts actually represent such U.S. dollar amounts, were converted from U.S. dollars at the rate indicated in preparing our audited consolidated financial statements or could be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, such U.S. dollar amounts have been translated from Chilean pesos based on the observed exchange rate, as described in “Item 3. Key Information—Selected Financial Data—Exchange Rates,” reported by the Banco Central de Chile, or the Central Bank, for December 30, 2004 (the latest practicable date, as December 31, 2004 was a banking holiday in Chile). The observed exchange rate on June 21, 2005 was Ch$582.55 = U.S.$1.00. The rate reported by the Central Bank is based on the rate for the prior business day in Chile and is the exchange rate specified by the Chilean Superintendency of Banks for use by Chilean banks in the preparation of their financial statements. The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos.

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

MACRO-ECONOMIC AND MARKET DATA

In this annual report, all macro-economic data relating to the Chilean economy is based on information published by the Central Bank. All market share and other data relating to the Chilean financial system as well as data on average return on shareholders’ equity are based on information published by the Chilean Superintendency of Banks. Information regarding the consolidated risk index of the Chilean financial system as a whole is not available. Prior to January 1, 2004, the Chilean Superintendency of Banks published the unconsolidated risk index for the financial system three times yearly in February, June and October. Since that date, this index is determined on a monthly basis by dividing allowances for loan losses by total loans, based on information provided by the Chilean Superintendency of Banks.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2.	Offer Statistics and Expected Timetable

Not Applicable.

Item 3.	Key Information

SELECTED FINANCIAL DATA

The following table presents historical financial information about us as of the dates and for each of the periods indicated. The following table should be read in conjunction with, and is qualified in its entirety by reference to, our audited consolidated financial statements appearing elsewhere in this annual report. Our audited consolidated financial statements are prepared in accordance with Chilean GAAP and the rules of the Chilean Superintendency of Banks, which together differ in certain significant respects from U.S. GAAP. Note 28 to our audited consolidated financial statements provides a description of the material differences between Chilean GAAP and U.S. GAAP and a reconciliation to U.S. GAAP of net income for the years ended December 31, 2002, 2003 and 2004 and shareholders’ equity at December 31, 2003 and 2004.

Under Chilean GAAP, the merger between Banco de Chile and Banco de A. Edwards, which were under the common control of Quiñenco S.A. from March 27, 2001, until the merger January 1, 2002, was accounted for as a “pooling of interest” on a prospective basis. As such, the historical financial statements for periods prior to the merger were not restated under Chilean GAAP. Under U.S. GAAP, we were required to restate our previously issued U.S. GAAP historical financial information to retroactively present the financial results for the merged bank as if Banco de Chile and Banco de A. Edwards had been combined throughout the periods during which common control existed. Under U.S. GAAP, the reported financial information for periods presented prior to March 27, 2001 reflects book values of Banco de A. Edwards, which had been under Quiñenco S.A.’s control since September 2, 1999. See note 28 to our audited consolidated financial statements.

	At or for the year ended December 31,
	2000		2001		2002		2003		2004		2004
	(in millions of constant Ch$ as of December 31, 2004, except share data)										(in thousands of U.S.$)
CONSOLIDATED INCOME STATEMENT DATA

Chilean GAAP:
Interest revenue	Ch$	604,436	Ch$	549,738	Ch$	714,018	Ch$	439,422	Ch$	543,372	U.S.$	970,602
Interest expense		(378,881)		(320,633)		(333,472)		(209,340)		(214,900)		(383,867)

Net interest revenue		225,555		229,105		380,546		230,082		328,472		586,735
Provisions for loan losses		(42,101)		(48,930)		(104,192)		(61,612)		(73,512)		(131,311)
Total fees and income from services, net		41,109		43,007		78,733		98,251		126,842		226,572
Total other operating income (loss), net		12,771		8,894		(31,621)		98,801		14,509		25,916
Total other income and expenses, net		12,344		13,125		(3,456)		14,239		22,434		40,074
Total operating expenses		(147,882)		(147,748)		(256,780)		(227,557)		(240,302)		(429,241)
Loss from price-level restatement		(10,047)		(6,160)		(9,934)		(4,137)		(7,466)		(13,336)
Income before income taxes		91,749		91,293		53,296		148,067		170,977		305,409
Income taxes		(1,647)		1,442		1,194		(14,250)		(18,349)		(32,776)

Net income		90,102		92,735		54,490		133,817		152,628		272,633

Earnings per share(1)		2.01		2.06		0.80		1.97		2.28		—
Dividends per share(2)		2.07		2.00		2.07		0.80		2.03		—
Weighted average number of shares (in millions)		44,932.70		44,932.70		68,079.78		68,079.78		66,932.68		—

U.S. GAAP(3):
Interest revenue		333,028		729,044		736,605		463,551		571,365		1,020,603
Interest expense		(215,821)		(425,130)		(355,149)		(209,251)		(218,067)		(389,524)
Net interest revenue		117,207		303,914		381,456		254,300		353,298		631,079
Provisions for loan losses		(37,368)		(55,242)		(110,348)		(28,094)		(31,519)		(56,301)
Net income		(97)		51,517		17,552		133,658		146,912		262,422
Earnings per share(1)		(0.0)		1.15		0.26		1.96		2.19		—
Weighted average number of total shares(4)		23,147		57,587		68,080		68,080		66,933		—

	At or for the year ended December 31,
	2000		2001		2002		2003		2004		2004
	(in millions of constant Ch$ as of December 31, 2004, except share data)										(in thousands of U.S.$)
CONSOLIDATED BALANCE SHEET DATA

Chilean GAAP:
Cash and due from banks	Ch$	528,531	Ch$	562,955	Ch$	700,267	Ch$	878,255	Ch$	890,616	U.S.$	1,590,869
Financial investments		1,478,121		1,759,103		1,655,261		1,964,232		1,607,273		2,871,001
Loans, net of allowances		3,984,728		3,973,488		6,155,049		6,227,855		6,735,169		12,030,740
Other assets		196,810		193,432		384,305		410,808		416,145		743,342

Total assets		6,188,190		6,488,978		8,894,882		9,481,150		9,649,203		17,235,952

Deposits		3,765,757		3,936,881		5,319,389		5,446,709		5,785,727		10,334,793
Other interest bearing liabilities		1,601,147		1,699,910		2,364,851		2,635,120		2,362,160		4,219,422
Other liabilities		400,805		427,509		570,620		686,253		826,783		1,476,848

Total liabilities		5,767,709		6,064,300		8,254,860		8,768,082		8,974,670		16,031,063

Shareholders’ equity	Ch$	420,481	Ch$	424,678	Ch$	640,022	Ch$	713,068	Ch$	674,533	U.S.$	1,204,889

U.S. GAAP(3):
Financial investments		225,928		1,733,770		1,484,672		1,671,794		1,486,140		2,654,627
Loans, net		2,280,774		5,915,863		5,808,387		5,880,857		6,291,266		11,237,815
Total assets		2,987,107		9,222,042		8,900,762		9,437,600		9,623,775		17,190,531
Total liabilities		2,561,125		8,015,312		7,575,683		8,063,434		8,299,500		14,825,032
Total shareholders’ equity		425,982		1,206,730		1,325,079		1,374,166		1,324,275		2,365,499

	At or for the year ended December 31,
	2000	2001	2002	2003	2004
CONSOLIDATED RATIOS

Chilean GAAP:
Profitability and Performance
Net interest margin(5)	4.27%	3.87%	4.52%	2.75%	3.84%
Return on average total assets(6)	1.57	1.44	0.59	1.45	1.59
Return on average shareholders’ equity(7)	23.68	23.21	8.69	20.01	23.56

Capital
Average shareholders’ equity as a percentage of total assets	6.62	6.21	6.75	7.22	6.75
Bank regulatory capital as a percentage of minimum regulatory capital	203.86	197.67	218.35	202.71	179.13
Equity as a percentage of total assets	6.50	6.21	6.75	7.22	6.75
Ratio of liabilities to regulatory capital(8)	17.46	18.27	14.10	15.14	17.20

Credit Quality
Substandard loans as a percentage of total loans(9)	5.75	6.28	6.69	5.16	6.51
Past due loans as a percentage of total loans	1.36	1.23	2.35	1.69	1.23
Allowances for loan losses as a percentage of substandard loans(9)	52.52	54.60	52.44	55.56	38.41
Allowances for loan losses as a percentage of past due loans	222.46	278.72	149.07	170.09	181.55
Allowances for loan losses as a percentage of total loans	3.02	3.43	3.51	2.87	2.23
Past due amounts as a percentage of shareholders’ equity	16.89	15.26	25.63	18.67	16.23
Consolidated risk index(10)	2.01	2.42	3.00	2.36	2.23

Operating Ratios
Operating expenses/operating revenue	52.92	52.58	60.04	53.28	51.15
Operating expenses/average total assets	2.57	2.30	2.76	2.46	2.50

U.S. GAAP:
Profitability and Performance
Net interest margin(11)	2.22	5.12	4.53	3.03	4.13%
Return on average total assets(12)	00%	0.80%	0.19%	1.44%	1.53%

(1)	Earnings per share data have been calculated by dividing net income by the weighted average number of common shares outstanding during the year.

(2)	Dividends per share data are calculated by dividing the amount of the dividend paid by the weighted average of shares outstanding during the year.

(3)	All U.S. GAAP numbers use Article 9 presentation. All U.S. GAAP figures have been calculated taking into account the U.S. GAAP adjustments set forth in note 28 to our audited consolidated financial statements.

(4)	Common shares outstanding are presented giving effect to the number of shares of the merged bank outstanding during the year. The aggregate number is calculated based on an exchange ratio of 3.135826 shares of Banco de Chile for each outstanding share of Banco de A. Edwards. Banco de A. Edwards had 7,381.41 million shares outstanding immediately prior to the merger. For the year ended December 31, 2000, the number of shares represents Banco de A. Edwards outstanding shares presented in terms of Banco de Chile shares using the exchange ratio discussed above. For the year ended December 31, 2001, Banco de Chile’s and Banco de A. Edwards’ shares have been combined as of March 27, 2001. For 2004, the weighted average of shares outstanding includes the effect of the repurchase of our shares during 2004.

(5)	Net interest revenue divided by average interest earning assets.

(6)	Net income (loss) divided by average total assets.

(7)	Net income (loss) divided by average shareholders’ equity.

(8)	Total liabilities divided by bank regulatory capital.

(9)	See “Item 4. Information on the Company—Selected Statistical Information—Analysis of Substandard Loans and Amounts Past Due.”

(10)	The guidelines used to calculate our consolidated risk index were amended in 2004. As a result, our consolidated risk index as of December 31, 2004 is not comparable to the consolidated risk index presented for preceding periods. See note 1 to our audited consolidated financial statements.

(11)	Net interest revenue under U.S. GAAP divided by average interest earning assets.

(12)	Net income under U.S. GAAP divided by average total assets.

Exchange Rates

As a general matter, prior to 1989, Chilean law permitted the purchase and sale of foreign exchange only in those cases explicitly authorized by the Central Bank. The Ley Organica Constitucional del Banco Central de Chile 18.840, or the Central Bank Act, liberalized the rules that govern the purchase and sale of foreign currency. The Central Bank Act empowers the Central Bank to determine that certain purchases and sales of foreign currency specified by law must be carried out in the Mercado Cambiario Formal, or the Formal Exchange Market. The Formal Exchange Market is formed by the banks and other entities so authorized by the Central Bank. The observed exchange rate for any given day equals the average exchange rate of the transactions conducted in the Formal Exchange Market on the immediately preceding banking day, as certified by the Central Bank. Even though the Central Bank is authorized to carry out its transactions at the rates it sets, it generally uses the spot rate for its transactions. Authorized transactions by other banks are generally carried out at the spot rate.

Purchases and sales of foreign exchange which may be effected outside the Formal Exchange Market can be carried out in the Mercado Cambiario Informal, or the Informal Exchange Market. There are no limits imposed on the extent to which the rate of exchange in the Informal Exchange Market can fluctuate above or below the observed exchange rate. On December 30, 2004 (the latest practicable date, as December 31, 2004 was a banking holiday in Chile), the average exchange rate in the Informal Exchange Market was Ch$556.75 per U.S.$1.00, or 0.55% lower than the published observed exchange rate of Ch$559.83 per U.S.$1.00.

The following table sets forth the annual low, high, average and period-end observed exchange rate for U.S. dollars for each year beginning in 2000, as reported by the Central Bank:

	Daily Observed Exchange Rate Ch$ per U.S.$(1)
Year	Low(2)		High(2)		Average(3)		Period End(4)
2000	Ch$	501.04	Ch$	580.37	Ch$	539.49	Ch$	572.68
2001		557.13		716.62		634.94		656.20
2002		641.75		756.56		688.94		712.38
2003		593.10		758.21		691.40		599.42
2004		559.21		649.45		609.55		559.83
December		559.66		597.27		576.17		559.83
2005
January		557.40		586.18		574.12		586.18
February		563.22		585.40		573.58		577.52
March		573.55		591.69		586.48		586.45
April		572.75		588.95		580.46		582.87
May		570.83		583.59		578.31		580.20
June(5)		580.62		592.75		587.94		582.55

Source: Central Bank.

(1)	Nominal amounts.

(2)	Exchange rates are the actual low and high, on a day-by-day basis for each period.

(3)	The average of monthly average rates during the year.

(4)	As reported by the Central Bank the first business day of the following period.

(5)	Period from June 1, 2005 through June 21, 2005.

The observed exchange rate on June 21, 2005 was Ch$582.55 = U.S.$1.00. The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos.

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

We are subject to market risks that are presented both in this subsection and in “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

Risks Relating to our Operations and the Banking Industry

We are involved in ongoing regulatory proceedings that could result in monetary fines.

Beginning in September 2004, the Office of the Comptroller of the Currency, or OCC, and the Board of Governors of the Federal Reserve System by and through the Federal Reserve Bank of Atlanta, collectively, the Federal Reserve, conducted examinations of our New York and Miami branches, respectively, to evaluate, among other things, our compliance with the U.S. Bank Secrecy Act and other U.S. anti-money laundering requirements. As a result of these examinations, on February 1, 2005, we agreed to the issuance of a consent order with the OCC and a cease and desist order with the Federal Reserve. Pursuant to these orders, we have instituted an action plan which includes the maintenance of programs geared towards strengthening our compliance with the Bank Secrecy Act and United States anti-money laundering laws. Based on the press statement issued by the OCC at the time the consent order was entered into, civil money penalties and other sanction are possible, but the likelihood, extent and amount of such actions cannot be determined at this time. We cannot assure you that these examinations will not have an adverse effect on our financial condition and results of operations. See “Item 8. Financial Information—Legal Proceedings.”

The growth of our loan portfolio may expose us to increased loan losses.

From December 31, 1999 to December 31, 2004, our aggregate loan portfolio, net of interbank loans (on an unconsolidated basis) grew by 115.4% in nominal terms and 82.4% in real terms to Ch$6,659,839 million. During the same period, our consumer loan portfolio grew by 303.0% in nominal terms and 241.3% in real terms to Ch$691,851 million, each calculated in accordance with the loan classification system of the Chilean Superintendency of Banks. On a combined basis (combining Banco de Chile and Banco de A. Edwards), from December 31, 1999 to December 31, 2004, the aggregate loan portfolio of both banks, net of interbank loans (on an unconsolidated basis) grew by 32.0% in nominal terms and 12.4% in real terms to Ch$6,659,839 million. During the same period, on a combined basis, the consumer loan portfolio of both banks grew by 136.9% in nominal terms and 100.6% in real terms to Ch$691,851 million, each calculated in accordance with the loan classification system of the Chilean Superintendency of Banks. Further expansion of our loan portfolio (particularly in the lower-middle to middle income consumer and small- to medium-sized corporate business areas) may expose us to a higher level of loan losses and require us to establish higher levels of allowances for loan losses.

Our loan portfolio may not continue to grow at the same or similar rate.

We cannot assure you that in the future our loan portfolio will continue to grow at historical rates. According to the Chilean Superintendency of Banks, from December 31, 1999 to December 31, 2004, the aggregate amount of loans outstanding in the Chilean banking system (on an unconsolidated basis) grew by 49.9% in nominal terms and 26.9% in real terms to Ch$37,349,296 million. A reversal of this rate of growth of the Chilean economy could adversely affect the rate of growth of our loan portfolio and our risk index and, accordingly, increase our required allowances for loan losses. See “Item 4. Information on the Company—Regulation and Supervision” and “Item 4. Information on the Company —Selected Statistical Information.”

Restrictions imposed by banking regulations may restrict our operations and thereby adversely affect our financial condition and results of operations.

We are subject to regulation by the Chilean Superintendency of Banks. In addition, we are subject to regulation by the Central Bank with regard to certain matters, including interest rates and foreign exchange transactions. See “Item 4. Information on the Company—Regulation and Supervision.” During the Chilean financial crisis of 1982 and 1983, the Central Bank and the Chilean Superintendency of Banks strictly controlled the funding, lending and general business matters of the Chilean banking industry.

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

We reported a negative cash flow from operating activities for the year ended December 31, 2003, which could have an adverse effect on our ability to operate in the future.

During 2003, we reported a negative cash flow from our operations. During that year, we invested a large amount of cash in Central Bank securities in order to meet our technical reserve requirements as a result of higher current account and other demand deposits levels, resulting in negative operating cash flow. From time to time, we may need to invest large amounts of cash in order to meet regulatory requirements. Given current low interest rates, our customers tend to maintain deposits in checking accounts and in other demand deposits, which are included in the technical reserve requirement, which may also result in a need to invest more cash in highly liquid products such as Central Bank securities. Either or both of these needs may affect our cash flow from operations. We cannot assure you that we will not report a negative cash flow from operating activities in the future.

Increased competition and industry consolidation may adversely affect our operations.

The Chilean market for financial services is highly competitive. We compete with other Chilean private sector domestic and foreign banks, with Banco del Estado de Chile, a public sector bank, and with large department stores that make consumer loans to a large portion of the Chilean population. In 2002, two new private sector banks affiliated with Chile’s largest department stores began their operations, mainly as consumer and medium-sized corporate niche banks. In 2003, a new niche bank oriented at servicing corporations began its operations, and in 2004, two new retail banks commenced operations. The lower-middle to middle income portions of the Chilean population and the small- and medium-sized companies have become the target markets of several banks, and competition with respect to these customers is likely to increase. As a result, net interest margins in these subsegments are likely to decline. Although we believe that demand for financial products and services from lower-middle to middle income individuals and from small- and medium-sized companies will continue to grow during the remainder of the decade, we cannot assure you that net interest margins will be maintained at their current levels.

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

The increase in competition within the Chilean banking industry in recent years had led to, among other things, consolidation in the industry. For example, on August 1, 2002, Banco Santiago and Banco Santander-Chile, the then-second and third largest banks in Chile, respectively, merged creating Chile’s largest bank. In 2003, Banco del Desarrollo merged with Banco Sudameris and, in 2004, Banco Security merged with Dresdner Banque Nationale de Paris. We expect the trends of increased competition and consolidation to continue and result in the formation of new large financial groups. Consolidation, which can result in the creation of larger and stronger banks, may adversely affect our financial condition and results of operations by decreasing the net interest margins we are able to generate and by increasing our costs of operations.

Our exposure to small businesses and lower-middle income individuals could lead to higher levels of past due loans and subsequent charge-offs.

Although we historically emphasized banking for large and medium-sized businesses, an increasing number of our corporate customers (approximately 9.4% of the value of the total loan portfolio at December 31, 2004) consist of small companies (those with annual sales of less than Ch$300 million) and, to a lesser extent, individual customers (approximately 2.8% of the value of the total loan portfolio at December 31, 2004) in the lower income individuals subsegment (annual income between Ch$1.8 million and Ch$5.4 million). Our strategy includes increasing lending and providing other services to attract additional lower-middle income individuals and small companies as customers. These customers are likely to be more severely affected by adverse developments in the Chilean economy than large corporations and high-income individuals. Consequently, in the future we may experience higher levels of past due loans, which could result in higher allowances for loan losses. The levels of past due loans and subsequent write-offs may be materially higher in the future. See “Item 4. Information on the Company—Business Overview—Principal Business Activities.”

Our affiliate may be obligated to sell shares of our stock in the public market if we do not pay sufficient dividends.

As of December 31, 2004, Sociedad Administradora de la Obligacion Subordinada SAOS S.A., or SAOS, our affiliate, holds 42.0% of our shares as a consequence of our 1996 reorganization. The reorganization was partially due to our 1989 repurchase from the Central Bank of certain non-performing loans that we had previously sold to the Central Bank and later exchanged for subordinated debt without a fixed term. Under the terms of a repayment obligation in favor of the Central Bank that SAOS assumed to replace the Central Bank subordinated debt, SAOS may be required to sell some of our shares to the public. See “Item 4. Information on the Company—History and Development of the Bank—History—The 1982-1983 Economic Crisis and the Central Bank Subordinated Debt.”

In exchange for assuming the Central Bank indebtedness, SAOS received from SM-Chile S.A., a holding company that controls us and SAOS, 63.6% of our shares as collateral for this indebtedness. As a result of our merger with Banco de A. Edwards, the percentage of our shares held by SAOS decreased to 42.0%. Dividends received from us are the sole source of SAOS’s revenue, which it must apply to repay this indebtedness. However, under SAOS’s agreement with the Central Bank, we have no obligation to distribute dividends to our shareholders. To the extent distributed dividends are not sufficient to pay the amount due on this indebtedness, SAOS is permitted to maintain a cumulative deficit balance with the Central Bank that

SAOS commits to pay with future dividends. If the cumulative deficit balance exceeds an amount equal to 20% of our capital and reserves, the Central Bank may require SAOS to sell a sufficient number of shares of our stock owned by SAOS to pay the entire accumulated deficit amount. As of May 2, 2005, SAOS maintained a deficit balance with the Central Bank of Ch$27,905 million, equivalent to 5.4% of our capital and reserves. As of the same date, Ch$104,155 million would have represented 20.0% of our capital and reserves. If from time to time in the future our shareholders decide to retain and capitalize all or part of our annual net income in order to finance our future growth, and to distribute stock dividends among our shareholders, the Central Bank may require us to pay the portion of the net income corresponding to shares owned by SAOS in cash to SAOS. If we distribute stock dividends and the Central Bank does not require us to pay that portion in cash, the shares received by SAOS must be sold by SAOS within the following 12 months. The shareholders of SM-Chile will have a right of first refusal with respect to that sale.

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

Our results of operations depend to a great extent on our net interest revenue, which represented 69.9% of our operating revenue in 2004. Changes in market interest rates could affect the interest rates earned on our interest-earning assets differently from the interest rates paid on our interest-bearing liabilities, leading to a reduction in our net interest revenue. Interest rates are highly sensitive to many factors beyond our control, including the reserve policies of the Central Bank, deregulation of the financial sector in Chile, domestic and international economic and political conditions and other factors. Any volatility in interest rates could have a material adverse effect on our financial condition or results of operations. The average annual short-term interest rate (based on the rate paid by Chilean financial institutions) for 90 to 360 day deposits was 1.94% in 2002, 1.76% in 2003 and 1.07% in 2004. The average long-term interest rate based on the Chilean Central Bank’s eight-year duration bonds was 4.54% in 2002, 3.96% in 2003 and 3.52% in 2004. See “Item 5. Operating and Financial Review and Prospects—Overview—Inflation” and “Item 5. Operating and Financial Review and Prospects —Overview—Interest Rates.”

Operational problems or errors can have a material adverse impact on our business, financial condition and results of operations.

We, like all large financial institutions, are exposed to many operational risks, including the risk of fraud by employees and outsiders, failure to obtain proper internal authorizations, failure to properly document transactions, equipment failures and errors by employees. Although we maintain a system of operational controls, there can be no assurance that operational problems or errors will not occur and that their occurrence will not have a material adverse impact on our business, financial condition and results of operations.

Risks Relating to our ADSs

Our principal shareholders may have interests that differ from those of our other shareholders and their significant share ownership may have an adverse effect on the future market price of our ADSs and shares.

As of December 31, 2004, LQ Inversiones Financieras S.A., a holding company beneficially owned by Quiñenco S.A., beneficially owned approximately 51.57% of our outstanding voting rights. These principal shareholders are in a position to elect a majority of the members of our board of directors, direct our management and control substantially all matters that are to be decided by a vote of the shareholders, including fundamental corporate transactions.

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

We merged with Banco de A. Edwards, a Chilean Bank, effective as of January 1, 2002. Prior to the merger, there was no public market for our shares outside Chile or for our ADSs. While our ADSs have been listed on the New York Stock Exchange, or NYSE, since the first quarter of 2002, there can be no assurance that an active trading market for our ADSs will be sustained. During 2004, a daily average of 6,237 American Depositary Receipts, or ADRs, were traded on the NYSE. Although our shares are traded on the Santiago Stock Exchange, the Valparaiso Stock Exchange and the Chilean Electronic Stock Exchange, the market for our shares in Chile is small and illiquid. At December 31, 2004, approximately 12.0% of our outstanding shares are held by shareholders other than our principal shareholders, including SM-Chile and SAOS.

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

In the past, Chile has imposed controls on foreign investment and repatriation of investments that affected an investment in, and earnings from, our ADSs.

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

The Chilean government’s economic policies and any future changes in the value of the Chilean peso against the U.S. dollar could affect the dollar value of our common stock and our ADSs. The peso has been subject to large devaluations in the past and could be subject to significant fluctuations in the future. In the period from December 31, 1998 to December 31, 2004, the value of the U.S. dollar relative to the Chilean peso increased approximately 0.24%, as compared to an 8.2% decrease in value in the period from December 31, 1994 to December 31, 1998.

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

Although Chilean inflation has moderated in recent years, Chile has experienced high levels of inflation in the past. High levels of inflation in Chile could adversely affect the Chilean economy and, indirectly, the value of our ADSs. The annual rate of inflation (as measured by changes in the Consumer Price Index and as reported by the Instituto Nacional de Estadisticas, or the Chilean National Institute of Statistics) during the last five years ended December 31, 2004 and the first five months of 2005 was:

Year	Inflation (Consumer Price Index)
2000	4.5%
2001	2.6
2002	2.8
2003	1.1
2004	2.4
2005 (through May 31)	1.4%

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

Our growth and profitability depend on the level of economic activity in Chile.

A substantial amount of our loans are to borrowers doing business in Chile. Accordingly, the recoverability of these loans, in particular, our ability to increase the amount of loans outstanding and our results of operations and financial condition, in general, are dependent to a significant extent on the level of economic activity in Chile. The Chilean economy has been influenced, to varying degrees, by economic conditions in other emerging market countries. We cannot assure you that the Chilean economy will continue to grow in the future or that future developments in or affecting the Chilean economy will not materially and adversely affect our business, financial condition or results of operations. Furthermore, although our operations (with the exception of our branches in New York and Miami, our trade services subsidiary in Hong Kong and our three representative offices located in Buenos Aires, Sao Paulo and Mexico City) are currently limited to Chile, we may in the future pursue a strategy of expansion into other Latin American countries. The potential success of such strategy will depend in part on political, social and economic developments in such countries.

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

Chilean disclosure requirements for publicly listed companies differ from those in the United States in some significant respects. In addition, although Chilean law imposes restrictions on insider trading and price manipulation, the Chilean securities markets are not as highly regulated and closely supervised as the U.S. securities markets.

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

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements. These statements appear throughout this annual report, including, without limitation, under “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects.” Examples of such forward-looking statements include:

•	projections of operating revenues, net income (loss), net income (loss) per share, capital expenditures, dividends, capital structure or other financial items or ratios;

•	statements of our plans, objectives or goals, including those related to anticipated trends, competition and regulation;

•	statements about our future economic performance or that of Chile or other countries in which we operate; and

•	statements of assumptions underlying such statements.

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

Our legal name is Banco de Chile, and we are organized as a banking corporation under the laws of the Republic of Chile and are licensed by the Chilean Superintendency of Banks to operate as a commercial bank. Our principal executive offices are located at Ahumada 251, Santiago, Chile. Our telephone number is +56 (2) 653-1111 and our website is www.bancochile.cl. Our registered agent in the United States is Banco de Chile, New York Branch. Its office is located at 535 Madison Avenue, 9th Floor, New York, New York 10022; its telephone number is +1 (212) 758-0909.

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

We offer international banking services through our branches in New York and Miami, our trade services subsidiary in Hong Kong, representative offices in Buenos Aires, Sao Paulo and Mexico City and a worldwide network of correspondent banks. In addition to our commercial banking operations, through our subsidiaries, we offer a variety of non-banking financial services including securities brokerage, mutual fund management, financial advisory services, factoring, insurance brokerage, securitization and collection and sales services.

As of December 31, 2004, we had:

•	total assets of Ch$9,649,203 million (U.S.$17,236 million);

•	loans outstanding of Ch$6,888,911 million (U.S.$12,305 million);

•	deposits of Ch$5,785,727 million (U.S.$10,335 million); and

•	shareholders’ equity including net income of Ch$674,533 million (U.S.$1,205 million).

According to information published by the Chilean Superintendency of Banks, as of December 31, 2004, we were the second largest private bank in Chile in terms of total loans (excluding interbank loans) with a market share of 17.8%.

We are headquartered in Santiago, Chile and, as of December 31, 2004, had 9,365 employees and delivered financial products and services through a nationwide network of 224 branches and 1,001 ATMs that form part of a network of 3,181 ATMs operated by Redbanc S.A., a company owned by us and 13 other private sector financial institutions.

History

We were established in 1893 as a result of the merger of Banco Nacional de Chile, Banco Agricola and Banco de Valparaiso, which created the largest privately held bank in Chile. We believe that we remained the largest private bank in Chile until mid-2002. Beginning in the early 1970s, the Chilean government assumed control of a majority of Chilean banks and all but one of the foreign banks operating at the time closed their branches and offices in Chile. Throughout this era, we remained privately owned, with the Chilean government owning participating shares which it sold to private investors in 1975. We developed a well-recognized name in Chile and expanded our operations in foreign markets where we developed an extensive network of correspondent banks. In the early twentieth century, we established a representative office in London, which we maintained until 1985, when our European operations were moved to Frankfurt. The Frankfurt office was closed in 2000, when our foreign operations were centralized at the New York branch. In 1987 and 1988, we established four subsidiaries to provide the full range of financial products and services permitted by the General Banking Law and in 1999, we established our insurance brokerage and factoring subsidiaries.

Merger with Banco de A. Edwards

On December 6, 2001, our shareholders approved the merger with Banco de A. Edwards, which became effective on January 1, 2002. Banco de A. Edwards had been listed on the NYSE since 1995, and in January 2002, we were listed on the NYSE under the symbol BCH. During 2002, our shares were also listed on the Latin American Stock Exchange of the Madrid Stock Exchange, or Latibex, and the London Stock Exchange, or LSE.

We concluded the merger process at the end of 2002 with the consolidation of a new corporate structure and the integration of our technological platforms. In 2001 and 2002, we incurred merger related costs of approximately Ch$15,103 million and Ch$31,973 million, respectively. No further costs related to the merger have been incurred since 2002.

Neos Project

In 2003, we developed the groundwork for “Neos,” our technological innovation platform project which was established to improve the quality of our service and increase efficiency. During 2004, we concluded the initial phases of “Neos,” which consisted of implementing a new management control platform which will support internal administration, a customer relationship management system which will initially manage client service requirements and global client information and a new accounting system. From 2005 to 2007, we will launch more sophisticated customer relationship management systems and a core banking system that will manage our main assets and liabilities.

The 1982-1983 Economic Crisis and the Central Bank Subordinated Debt

During the 1982-1983 economic crisis, the Chilean banking system experienced significant instability requiring that the Central Bank and the Chilean government provide assistance to most Chilean private sector banks, including us. During this period, we experienced significant financial difficulties. In 1985 and 1986, we increased our capital and sold shares representing 88% of our capital to more than 30,000 new shareholders. As a result, no single shareholder held a controlling stake in our company. In 1987, the Chilean Superintendency of Banks returned the control and administration of the bank to our shareholders.

Subsequent to the crisis, like most major Chilean banks, we sold certain of our non-performing loans to the Central Bank at face value on terms that included a repurchase obligation. The repurchase obligation was later exchanged for subordinated debt of each participating bank issued in favor of the Central Bank. In 1989, pursuant to Law No. 18,818, banks were permitted to repurchase the portfolio of non-performing loans for a price equal to the economic value of such loans, provided that the bank assume a subordinated obligation equal to the difference between the face value and economic value of such loans. In November 1989, we repurchased our portfolio of non-performing loans from the Central Bank and assumed the Central Bank’s subordinated debt relating to our non-performing loans.

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

In exchange for assuming the Central Bank indebtedness, SAOS received from SM-Chile, a holding company that beneficially owns us and SAOS, 63.6% of our shares as collateral for this indebtedness. As a result of our merger with Banco de A. Edwards, the percentage of our shares held by SAOS decreased to 42.0%. Dividends received from us are the sole source of SAOS’s revenue, which it must apply to repay this indebtedness. However, under SAOS’s agreement with the Central Bank, we have no obligation to distribute dividends to our shareholders. To the extent distributed dividends are not sufficient to pay the amount due on this indebtedness, SAOS is permitted to maintain a cumulative deficit balance with the Central Bank that SAOS commits to pay with future dividends. If the cumulative deficit balance exceeds an amount equal to 20% of our capital and reserves, the Central Bank may require SAOS to sell a sufficient number of shares of our stock owned by SAOS to pay the entire accumulated deficit amount. As of May 2, 2005, SAOS maintained a deficit balance with the Central Bank of Ch$27,905 million, equivalent to 5.4% of our capital and reserves. As of the same date, Ch$104,155 million would have represented 20.0% of our capital and reserves. See “Item 3. Key Information—Risk Factors—Risks Relating to our Operations and the Banking Industry—An affiliate of ours may be obligated to sell shares of our stock in the public market if we do not pay sufficient dividends.”

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

Capital Expenditures

The following table reflects our capital expenditures in each of the three years ended December 31, 2002, 2003 and 2004:

	For the Year Ended December 31,
	2002		2003		2004
	(in millions of constant Ch$ as of December 31, 2004)
Computer equipment	Ch$	7,844	Ch$	3,503	Ch$	6,849
Furniture, machinery and installations		3,585		2,560		4,635
Real estate		662		608		397
Vehicles		329		304		429

Subtotal		12,420		6,975		12,310
Software		3,352		4,518		7,544

Total	Ch$	15,772	Ch$	11,493	Ch$	19,854

Our budget for capital expenditures in 2005 is Ch$42,594 million, substantially all of which will be used in Chile. Capital expenditures planned for 2005 consist mainly of expenditures for information technology, including the implementation of “Neos,” a technological innovation platform project that we believe will improve our customer service and increase efficiency, and capital expenditures related to disbursements necessary to maintain and improve our existing branch office infrastructure and other maintenance required in the ordinary course of our business.

BUSINESS OVERVIEW

Business Strategy

Our long-term strategy is to maintain our position as a leading bank in Chile, providing a broad range of financial products and services to large corporations, small and mid-sized companies and individuals nationwide. As part of this strategy, we operate under a multi-brand approach in order to target the different market segments, taking advantage of our well positioned brand names: “Banco de Chile,” “Banco de A. Edwards,” “Banchile,” “Banco Credichile” and “Leasing Andino.” Our strategy is focused on:

•	delivering superior customer service that responds to the specific needs of our customers in each market segment;

•	expanding our customer base in Chile by enlarging our distribution network and strengthening our electronic channels;

•	enhancing profitability by increasing revenues from fee-based services through the development of new services and active cross-selling of such services to our customers;

•	continuing to focus on cost-control measures and otherwise enhancing productivity to improve our existing efficiency standards; and

•	further developing the international products and services that we offer to our customers.

The key components of our strategy are described below.

Deliver Superior Customer Service and Expand our Customer Base

Our banking strategy is focused on developing long-term relationships with our customers and expanding our customer base by emphasizing customer service and providing a broad range of financial products and services. In order to provide our customers with improved customer service and value-added services, we are developing a new customer relationship management system and providing additional sales and service training to our business account executives. We will also support our enlarged customer base by expanding our branch and ATM networks to locations where we have little or no presence.

We expect that our corporate and individual customers will require more comprehensive credit and non-credit financial services than in the past and our customer service strategy includes the following:

•	To expand our high- and middle-income individual customer base, we intend to (1) market a broad range of products and services to high- and middle-income individuals, (2) cross-sell products and services such as mutual funds, lease financing, factoring, insurance and securities brokerage services, (3) develop new services targeted to the specific needs of these customers, (4) develop programs to increase quality of service, (5) develop public relations programs to gain customer loyalty and (6) develop commercial agreements and strategic alliances.

•	To increase our lower to middle-income individual customer base, we intend to (1) develop new products and services at competitive prices, (2) strengthen our distribution channels, (3) overhaul the branches that service these clients and (4) reposition our retail banking image by using the “Banco Credichile” brand name.

•	In the middle market companies business area, we intend to increase our lending activities and offerings of fee-based services, such as electronic banking, import-export financial services, financial advisory services and cash management services.

•	In the large corporations business area, we are focused on increasing offerings of specialized lending products, treasury and cash management services.

Expand Fee-Based Services

In recent years, our margins from traditional lending activities have declined significantly and, as a result, we have increasingly shifted our focus to developing other sources of revenue such as fee-based products and services. Our consolidated income from fees and other services has continued to grow over the last three years and was Ch$126,842 million in 2004, an increase of 29.1% from Ch$98,251 million in 2003. We seek to continue to grow fee revenue by developing new services and by cross-selling these services to our base of existing customers. In our corporate business, we intend to actively market fee-based services such as electronic banking, receivables collection, payroll services, supplier payments, investment advisory services and cash management. In our retail banking business area, we seek to increase revenues from fee-based services such as telephone and electronic banking, ATMs, general checking services, credit cards, mutual funds, securities brokerage and insurance brokerage.

Maintain Focus on Operating Efficiencies

In 2004, our consolidated operating expenses represented approximately 51.15% of our operating revenue. As the Chilean banking sector continues to grow, we believe that a low-cost structure will become increasingly important to compete profitably.

We have invested heavily in technology, including software, during recent years (approximately Ch$11,196 million in 2002, Ch$8,021 million in 2003 and Ch$14,393 million in 2004) and plan to continue to focus on technology in the future to achieve further improvements in customer service and operating efficiency. In 2003, we began the first stage of “Neos,” and in 2003 and 2004, capital expenditures associated with “Neos” amounted to Ch$2,943 and Ch$5,070 million, respectively. We estimate that our “Neos” related capital expenditures will amount to Ch$9,437 million in 2005.

Provide Competitive International Products and Services

We intend to provide to our primarily Chilean customer base a complete array of international products at competitive prices. Our primary focus in this respect will be on trade financing of customer related operations, one of our traditional areas of international activity. In order to strengthen our relationships with Chilean businesses engaged in international trade, we intend to take advantage of our New York and Miami branches, in addition to our trade services subsidiary in Hong Kong.

We cannot assure you that we will be able to realize our strategic objectives. For a discussion of certain risks applicable to our operations and to Chile that may affect our ability to meet our objectives, see “Item 3. Key Information—Risk Factors.”

Ownership Structure

The following diagram shows ownership structure at December 31, 2004:

Share Repurchase Program

On March 20, 2003, at an extraordinary shareholders’ meeting, our shareholders approved the establishment of a share repurchase program to be conducted on the various Chilean stock exchanges on which our shares are listed and/or through a tender offer conducted in accordance with the Chilean Corporations Law. The program began on April 26, 2004 and will last for 24 months.

The Central Bank authorized the program on June 2, 2003, subject to the following conditions: (i) we must request prior approval of the offering price from the Central Bank when we decide to resell any shares acquired under the program, and (ii) the shares may only be purchased using retained net income from prior years. The Chilean Superintendency of Banks authorized the program on July 2, 2003.

Under the terms of the share repurchase program:

•	We may repurchase up to 1% of our issued shares directly in the Chilean stock exchanges during a 12-month period, without being required to conduct a tender offer;

•	The maximum percentage of shares that we may repurchase cannot exceed 3% of our paid-in capital;

•	The minimum price that we may pay for the shares is the weighted average of the closing prices of the shares as quoted by the Santiago Stock Exchange for the 45 business days preceding the repurchase, and the maximum price is 15% higher than that average;

•	If the shares that we repurchase are not resold within 24 months of acquisition, paid-in capital must be reduced by the amount of shares we repurchased that were not resold;

•	Shareholders have a preferential right to acquire the repurchased shares if we decide to resell them, unless our board of directors approves the sale of up to 1% of our shares during a 12-month period on any stock exchange on which our shares are listed; and

•	Repurchased shares, although registered in our name, do not have voting or dividend rights.

On March 25, 2004, our board of directors resolved to commence a tender offer to repurchase 1,701,994,590 of our shares, representing 2.5% of our total capital, at a purchase price of Ch$31 per share. The tender offer expired on April 26, 2004 and 5,000,844,940 shares were tendered.

On March 24, 2005, our board of directors resolved to resell 1,701,994,590, or 100%, of the shares we acquired through the program. On May 5, 2005, the Central Bank set a sale price of UF0.002031, the equivalent of Ch$35.10, per share. Of the shares to be resold, 968,822,755, or 1.42% of shares outstanding, were offered to our shareholders for a 30-day preemptive rights period which ended June 22, 2005. 1,114,857 shares were sold during this period. The remaining 733,171,835 shares, or 1.08% of shares outstanding, are being offered in a tender offer to SM-Chile’s series A, B and D shareholders which began on June 23, 2005 and will close on July 22, 2005. Shares which are not resold to our shareholders or SM-Chile’s series A, B or D shareholders in the preemptive offering or tender offer, as applicable, will be sold in a public offering at a date and price to be determined by our board of directors. This date may not be set after January 22, 2006, otherwise, a new rights offering must be conducted. The new offering may not extend beyond April 26, 2006 and the price may not be set below UF 0.001839 per share, the minimum price set by the Central Bank.

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

The following table provides information on the composition of our loan portfolio and our consolidated net income before tax for the year ended December 31, 2004, allocated among our principal business areas:

	Loans			Consolidated net income before tax (1)
	(in millions of constant Ch$ as of December 31, 2004, except for percentages)
Large corporations	Ch$	2,684,305	39.0%	Ch$	38,794
Middle market companies		1,690,732	24.5		36,537
International banking		294,091	4.3		6,756
Retail banking		2,071,016	30.0		49,008
Treasury and money market operations		12,507	0.2		25,091
Operations through subsidiaries		136,260	2.0		28,181
Other (adjustments and eliminations)		—	—		(13,390)

Total	Ch$	6,888,911	100.0%	Ch$	170,977

(1)	Consolidated net income before tax consists of the sum of operating revenues and other income and expenses, net, and the deduction for operating expenses and provisions for loan losses. The net income before tax breakdown shown is used for internal reporting, planning and marketing purposes and is based on, among other things, our estimated funding cost and direct and indirect cost allocations. This breakdown may differ in some respects from breakdowns of our operating income for financial reporting and regulatory purposes. Separate information on the operations, assets and income of our eight financial services subsidiaries and affiliates is provided below under “—Operations through Subsidiaries.”

The following table provides our consolidated operating revenues, for the period indicated, allocated among our principal business areas:

	For the Year Ended December 31,
	2002		2003		2004
	(in millions of constant Ch$ as of December 31, 2004)
Large corporations	Ch$	93,867	Ch$	90,493	Ch$	79,712
Middle market companies		113,797		108,647		112,267
International banking		2,680		16,786		12,217
Retail banking		147,639		140,725		166,877
Treasury and money market operations		26,024		23,337		29,081
Operations through subsidiaries		42,832		54,223		65,693
Other (adjustments and eliminations)		819		(7,077)		3,976

Total	Ch$	427,658	Ch$	427,134	Ch$	469,823

The following table provides a geographic market breakdown of our operating revenues for the years indicated.

	For the Year Ended December 31,
	2002		2003		2004
	(in millions of constant Ch$ as of December 31, 2004)
Chile	Ch$	426,509	Ch$	412,104	Ch$	458,796
Banking operations		383,677		357,881		393,103
Operations through subsidiaries		42,832		54,223		65,693
Foreign branch operations		1,149		15,030		11,027
New York		(1,510)		12,130		8,673
Miami		2,659		2,900		2,354

Total	Ch$	427,658	Ch$	427,134	Ch$	469,823

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

Our large corporate customers are engaged in a wide spectrum of industry sectors. As of December 31, 2004, this business area had primarily made loans to customers engaged in:

•	financial services (approximately 34.7% of all loans made by this business area);

•	construction (approximately 15.6% of loans made by this business area);

•	manufacturing (approximately 15.0% of all loans made by this business area);

•	trade (approximately 12.4% of all loans made by this business area); and

•	agriculture (approximately 7.6% of all loans made by this business area).

At December 31, 2004, we had approximately 1,918 large corporate debtors. Loans to large corporations totaled approximately Ch$2,684,305 million at December 31, 2004, representing 39.0% of our total loans at that date. Our large corporations business area accounted for Ch$38,794 million of our consolidated net income before tax for the year ended December 31, 2004.

The following table sets forth the composition of our portfolio of loans to large corporations as of December 31, 2004

	As of December 31, 2004
	(in millions of constant Ch$ as of December 31, 2004, except for percentages)
Commercial loans	Ch$	1,734,212	64.6%
Foreign trade loans		349,155	13.0
Contingent loans		310,470	11.6
Leasing contracts		147,509	5.5
Mortgage loans		42,006	1.6
Consumer loans		326	—
Other loans		100,627	3.7

Total	Ch$	2,684,305	100.0%

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

We are party to approximately 3,430 payment service contracts and approximately 1,020 collection service contracts with large corporate customers. Under these payment contracts, we provide large corporate customers with a system to manage their accounts and make payments to suppliers, pension funds and employees, thereby reducing administrative costs. We believe that cash management and payment service contracts provide a source of low-cost deposits and the opportunity to cross-market our products and fees to payees, many of whom maintain accounts with us. Under our collection contracts, we act as a collection agent for our large corporate customers, providing centralized collection services for their accounts receivables and other similar payments.

Middle Market Companies

We serve the financing needs of small and medium-size companies through our middle market companies business area. We generally define middle market companies as those with annual sales of between Ch$300 million and Ch$12,000 million and small or emerging companies as those with annual sales of between Ch$45 million and Ch$300 million. As of December 31, 2004, our middle market companies business area had approximately 68,346 checking account holders, of which approximately 74% are small or emerging companies. In terms of loans amounts, however, approximately 61.6% of the middle market companies business area’s total loan portfolio represents loans to medium-size companies.

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

We have developed a set of services designed to facilitate and optimize the operational and financial management of small and medium size companies. These services include payment services (such as employee compensation, taxes and employee benefits), payments to suppliers and automated bill payments. We provide most of these services through remote service channels, such as the internet and, as of December 31, 2004, delivered such services to approximately 27,452 customers. We also provide account receipts and instrument collection services through electronic means. All of these products and services are available through our nationwide branch network.

Through our subsidiaries, our middle market companies business area offers our customers a full range of financial advisory, stock brokerage, mutual fund management and general and life insurance brokerage services.

The following table sets forth the composition of our portfolio of loans to middle market companies as of December 31, 2004:

	As of December 31, 2004
	(in millions of constant Ch$ as of December 31, 2004, except for percentages)
Commercial loans	Ch$	900,628	53.3%
Mortgage loans		242,837	14.4
Leasing contracts		191,487	11.3
Foreign trade loans		134,052	7.9
Contingent loans		129,468	7.7
Consumer loans		31,822	1.9
Other loans		60,438	3.5

Total	Ch$	1,690,732	100.0%

Our middle market companies business area’s loan portfolio consists primarily of short- and long-term commercial loans and mortgage loans. At December 31, 2004, this business area had primarily made loans to customers engaged in:

•	trade (23.5% of loans made by this business area);

•	financial services (18.9% of loans made by this business area);

•	agriculture (17.9% of loans made by this business area);

•	manufacturing (15.0% of loans made by this business area);

•	transport and storage (6.8% of loans made by this business area); and

•	construction (6.1% of loans made by this business area).

At December 31, 2004, we had Ch$1,690,732 million of outstanding loans to small and medium-size companies, representing 24.5% of our total loan portfolio at that date. Small and medium-size banking clients accounted for approximately Ch$36,537 million of our consolidated net income before tax for the year ended December 31, 2004.

Commercial Loans. Our middle market companies business area’s commercial loans, which mainly consist of project financing and working capital loans, are denominated in pesos, UF or U.S. dollars. Commercial loans may have fixed or variable rates of interest and generally mature between one and three months from the date of the loan. At December 31, 2004, our middle market companies business area had outstanding commercial loans of Ch$900,628 million, representing 53.3% of the middle market companies business area’s total loans and 13.1% of our total loans at that date.

Mortgage Loans. Our middle market companies business area’s commercial mortgage loans are denominated in UF and generally have maturities of between five and 30 years. At December 31, 2004, this business area had granted mortgage loans outstanding of approximately Ch$242,837 million, representing 14.4% of the middle market companies business area’s total loans and 3.5% of our total loans at such date.

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

As of December 31, 2004, we had Ch$599,051 million in foreign trade loans, representing 8.7% of our total loans as of that date, and Ch$143,182 million in letters of credit and other contingent obligations related to foreign trade operations, representing 2.1% of our total loans as of that date.

Our international banking business area also manages our international network. This network is made up of branches in New York and Miami, our trade services subsidiary in Hong Kong, three representative offices (located in Mexico City, Sao Paulo and Buenos Aires) and approximately 600 correspondent banks. We have established credit relations with approximately 200 correspondent banks and account relationships with approximately 45 correspondent banks.

We use our international network in order to:

•	obtain all our foreign currency funding for either trade or general purposes (short- or medium-term) for our Santiago, Chile head office and our foreign branches;

•	supply additional savings alternatives to our predominantly Chilean customers;

•	provide banking services to our corporate customers who operate outside of Chile;

•	provide treasury and cash management services and lending alternatives to our corporate customers on an international basis;

•	diversify our loan and investment portfolio by identifying, mainly through our representative offices, opportunities in dealing with selected customers in pre-approved countries; and

•	obtain commercial information on foreign companies that do business in Chile and business opportunities for our Chilean customers seeking to expand to new markets abroad.

The following table sets forth, as of December 31, 2004, the composition of our portfolio of loans originated through our New York and Miami branches:

	As of December 31, 2004
	New York Branch		Miami Branch
	(in millions of constant Ch$ as of December 31, 2004)
Foreign trade loans	Ch$	37,862	Ch$	51,316
Commercial loans		67,311		18,844
Interbank loans		1,541		1,153
Contingent loans		4,089		6,512

Total	Ch$	110,803	Ch$	77,825

The following table sets forth, as of December 31, 2004, the sources of funding for our New York and Miami branches:

	As of December 31, 2004
	New York Branch			Miami Branch
	(in millions of constant Ch$ as of December 31, 2004, except for percentages)
Current accounts	Ch$	145,696	32.0%	Ch$	25,021	14.6%
Certificates of deposits and time deposits		198,530	43.6		131,399	76.9
Other demand deposits		68,057	14.9		7,787	4.6
Contingent liabilities		4,089	0.9		6,512	3.8
Foreign borrowings		35,627	7.8		10	0.0
Other liabilities		3,612	0.8		164	0.1

Total	Ch$	455,611	100.0%	Ch$	170,893	100.0%

New York Branch. Our wholly owned New York branch was established in 1982 and provides a range of general banking services, including deposit-taking, mainly to non-residents of the United States. At December 31, 2004, the New York branch had total assets of Ch$477,930 million, including a loan portfolio of Ch$110,803 million, representing 1.6% of our total loan portfolio. Of the New York branch’s loans, Ch$67,311 million were commercial loans, mostly to large corporations in Chile and in other Latin American countries. The remaining Ch$43,492 million were principally foreign trade loans, amounting to Ch$37,862 million, and contingent loans (letters of credit and stand-by letters of credit), amounting to Ch$4,089 million. In 2004, our New York branch recognized net income of Ch$3,303 million.

Investments in bonds and foreign securities were Ch$255,896 million at December 31, 2004, most of which consisted of private sector bonds. As of December 31, 2004, the New York branch did not have past due loans. The New York branch’s allowances for loan losses totaled Ch$758 million, which represented 0.7% of the branch’s loan portfolio at December 31, 2004. In addition, our New York branch had Ch$193 million in country risk allowances. Although the New York branch manages its assets and liabilities locally, it follows the same credit processes as are followed in Santiago, Chile and all credit decisions are made by our account officers in Santiago, Chile. See “Item 8. Financial Information—Legal Proceedings” for a description of certain proceedings involving the New York branch.

Funding sources for the New York branch include current account, money market accounts and deposits for less than 30 days of Ch$305,343 million, time deposits of Ch$106,939 million and foreign borrowings of Ch$35,627 million.

As of December 31, 2004, the New York branch had capital of Ch$22,319 million (including net income of Ch$3,303 million for the year).

Miami Branch. Our wholly owned Miami branch was opened in 1995 as an agency and in 2004 expanded its banking operations from that of an agency to a branch. It provides a range of traditional commercial banking services, mainly to non-residents of the United States, including deposit-taking, providing credit to finance foreign trade and making loans to individuals or Chilean companies involved in foreign trade. Additionally, our Miami branch provides correspondent banking services to financial institutions, including working capital loans, letters of credit and bankers’ acceptances. At December 31, 2004, our Miami branch had total assets of Ch$176,516 million, a loan portfolio of Ch$77,825 million representing 1.1% of our total loan portfolio, and an investment portfolio of Ch$61,241 million. Our Miami branch’s loan portfolio at December 31, 2004 consisted primarily of Ch$51,316 million of foreign trade loans and Ch$18,844 million of commercial loans primarily to Latin American companies, including Chilean companies. The branch’s funding sources include demand deposits, money market accounts and deposits for less than 30 days (Ch$94,128 million), time deposits (Ch$70,080 million) and contingent liabilities (Ch$6,512 million). In 2004, our Miami branch recognized net income of Ch$491 million.

At December 31, 2004, the Miami branch did not have past due loans. Allowances for loan losses amounted to Ch$582 million, not including the Ch$278 million in country risk allowances. Although the Miami branch manages its assets and liabilities locally, it follows the same credit processes as are followed in Santiago, Chile, and all credit decisions are made by our account officers in Santiago, Chile. See “Item 8. Financial Information—Legal Proceedings” for a description of certain proceedings involving the Miami branch.

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

Retail Banking

Our retail banking business area serves the needs of retail customers from high- to lower-middle income individuals, with service being segmented according to the client’s income. At December 31, 2004, loans made by this business area represented 30.0% of our total loan portfolio. Approximately Ch$49,008 million of our net income before tax for the year ended December 31, 2004 was accounted for by our retail banking business area.

The following table sets forth the composition of our retail banking business area’s loan portfolio as of December 31, 2004:

	As of December 31, 2004
	(in millions of constant Ch$ as of December 31, 2004, except for percentages)
Mortgage loans	Ch$	535,039	25.8%
Consumer loans		659,703	31.9
Commercial loans		146,293	7.1
Leasing contracts		4,853	0.2
Contingent loans		1,482	0.1
Foreign trade loans		82	0.0
Other loans(1)		723,564	34.9

Total	Ch$	2,071,016	100.0%

(1)	Other loans include primarily mortgage loans financed by our general borrowings and lines of credit.

High- and Middle-Income Individuals. We define high- and middle-income individuals as those with annual income in excess of Ch$5.4 million (in 2004, per capita annual income in Chile was approximately Ch$2.6 million).

Our high- and middle-income individuals subsegment offers our customers a broad range of retail banking products, including residential mortgage loans, lines of credit and other consumer loans, credit cards, checking accounts, savings accounts and time deposits. We also offer mutual funds and brokerage services to individuals as described under “—Operations through Subsidiaries” below. At December 31, 2004, we had outstanding extensions of credit to approximately 269,758 high- and middle-income individuals, including approximately 35,087 residential loans, 237,630 lines of credit, 118,365 other consumer loans and 251,195 credit card accounts. At the same date, this area maintained 321,714 checking accounts, 145,712 savings accounts and 65,026 time deposits.

We provide service to high- and middle-income individual customers through a network of 171 branches including four specialized private banking centers, 20 specialized transaction centers and our ATM network. Since 1994, we have offered a nationwide phone-banking service that permits our high- and middle-income individual customers to receive balances and other account-related information, transfer funds between accounts and effect a wide variety of credit transactions. In 1997, we launched a full 24-hour banking service under the brand “TodaHora” and our homepage on the internet to better serve our high- and middle-income individual customers.

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

At December 31, 2004, we had Ch$347,165 million in installment loans, which accounted for 52.6% of the retail banking business area’s consumer loans. A majority of installment loans are denominated in pesos and are payable monthly.

Mortgage Loans. At December 31, 2004, there were outstanding mortgage loans of Ch$484,683 million to high- and middle-income individuals, which represented 23.4% of the retail banking business area’s total loans and 7.0% of our total loan portfolio. A feature of our mortgage loans to individuals is that mortgaged property typically secures all of a mortgagor’s credit with us, including credit card and other loans.

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

We have promoted the expansion of Mutuos Hipotecarios, a mortgage-lending product, as an alternative form to traditional financing of mortgage loans with mortgage bonds. Whereas our traditional mortgage loans are financed by means of mortgage finance bonds, Mutuos Hipotecarios are financed with our general funds, especially long-term subordinated bonds. Mutuos Hipotecarios is a product that is tradable among banks, investment funds and insurance companies. Mutuos Hipotecarios offer the opportunity to finance 80% of the lower of the purchase price or the appraised value of the property, as opposed to the 75% that a standard mortgage would allow.

At December 31, 2004, we were Chile’s second largest private sector bank in terms of amount of mortgage loans and, based on information prepared by the Chilean Superintendency of Banks; we accounted for approximately 14.8% of the residential mortgage loans in the Chilean banking system and approximately 20.1% of such loans made by private sector banks.

Credit Cards. We issue both Visa and MasterCard credit cards, and our product portfolio includes both personal and corporate cards. In addition to traditional cards, our credit card portfolio also includes co-branded cards (“Travel Club” and “Global Pass”), and 41 affinity card groups (of which 30 are associated with our co-branded programs).

As of December 31, 2004, we had 273,256 valid credit card accounts, with 411,260 credit cards in the high-middle income individuals subsegment. Total charges on our credit cards during 2004 amounted to Ch$405,795 million, with Ch$351,117 million corresponding to purchases and service payments in Chile and abroad and Ch$54,678 million corresponding to cash advances (both within Chile and abroad). These charge volumes represent a 28.0% market share in terms of volume of use of bank credit cards issued in Chile.

As of December 31, 2004, our credit card loans in the high- and middle-income individuals subsegment amounted to Ch$71,873 million and represented 10.9% of our retail banking business area’s consumer loans.

Two Chilean companies that are affiliated with us, Transbank S.A. and Nexus S.A., provide us with merchant acquisition and credit card processing services. As of December 31, 2004, Transbank had 18 shareholders and Nexus had seven shareholders, all of which are banks. As of December 31, 2004, our equity ownership in Transbank was 17.4% and our equity interest in Nexus was 25.8%.

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

Debit Cards. We have different types of debit cards. Depending on their specifications, these cards can be used for banking transactions on the ATMs that operate on the local network, Redbanc, the Visa International PLUS network, the local network of merchants participating in the local Redcompra debit program or the international network of merchants associated with the Electron program. We have given these debit cards different names (Chilecard Normal, Chilecard Plus, Chilecard Electron, Chilecard Empresas, Banjoven, Cheque Electronico, Multiedwards, Cuenta Directa and Cuenta Familiar) based on their specific functions and the relevant brand and target market to which they are oriented. As of December 31, 2004, we had a 30.4% market share of debit card transactions, with more than 12 million transactions performed in 2004.

Lines of Credit. We had 237,630 approved lines of credit to customers in our high- and middle-income individuals subsegment as of December 31, 2004 and outstanding advances to 173,139 individuals totaling Ch$112,593 million, or 5.4% of the retail banking business area total loans.

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

Deposit Products. We seek to increase our deposit-taking activities as a means of diversifying our sources of funding. We believe that the deposits of our individual customers provide us with a relatively low cost, stable funding source, as well as the opportunity to cross-market our other products and services. We offer checking accounts, time deposits and savings accounts to our individual customers. Checking accounts are peso-denominated and mostly non-interest bearing (approximately 0.2% of total retail checking accounts are interest-bearing) and savings accounts are denominated in UF and bear interest at a fixed rate. Time deposits are denominated in pesos, UF and U.S. dollars. Most time deposits bear interest at a fixed rate with a term of 30 to 360 days.

While historically demand has been mainly for UF-denominated deposits during times of high inflation, demand for deposits denominated in pesos has increased in the current environment of lower and more stable inflation rates in Chile.

At December 31, 2004, the retail banking business area administered 324,537 checking accounts for approximately 316,200 customers with an aggregate balance of Ch$397,315 million. At such date, our checking account balances totaled approximately Ch$1,424,569 million and represented 15.9% of our total liabilities.

Lower Income Individuals - Banco Credichile (“Credichile”). We offer products and services to the lower-middle to middle income portions of the Chilean population through Credichile, which we established specifically to serve the needs of customers in this market subsegment. Credichile represents a distinct delivery channel for our products and services in this market subsegment, maintaining a separate brand and network of 52 Credichile branches and nine other credit centers. Credichile offers our customers a range of products, including consumer loans, credit cards, auto loans and residential mortgage loans and a special demand deposit account (see “—Bancuenta” below) targeted at low-income customers. At December 31, 2004, Credichile had approximately 151,923 customers and total loans outstanding of Ch$189,907 million, representing 2.8% of our total loan portfolio at that date.

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

The Chilean Superintendency of Banks requires greater allowances for loan losses with lower credit classifications, such as those of Credichile. Credichile employs its own credit scoring system and other criteria to evaluate and monitor credit risk. Credichile seeks to ensure the quality of our loan portfolio through adherence to our loan origination procedures, particularly the use of our credit scoring system and credit management policies, including the use of credit bureaus and the services of the Chilean Superintendency of Banks. Credichile uses rigorous procedures for collection of past due loans. Socofin S.A., our specialized collection subsidiary, provides collection services. We believe that we have the necessary procedures and infrastructure in place to manage the exposure to a higher degree of credit risk that Credichile presents. These procedures allow us to take advantage of the higher growth and earnings potential of this subsegment of the banking industry while helping to manage the exposure to higher risk. See “Item 3. Key Information—Risk Factors—Risks Relating to our Operations and the Banking Industry—The growth of our loan portfolio may expose us to increased loan losses” and “Item 3. Key Information—Risk Factors—Risks Relating to our Operations and the Banking Industry—Our loan portfolio may not continue to grow at the same or similar rate.”

Consumer Lending. Credichile provides short- to medium-term consumer loans and credit card services. As of December 31, 2003, Credichile had approximately 131,767 consumer loans that totaled Ch$123,951 million outstanding at December 31, 2004. As of the same date, Credichile customers had 40,070 valid credit card accounts, with loans of Ch$7,448 million and total charges of Ch$7,400 million.

Bancuenta. Credichile introduced Bancuenta as a basic deposit product that provides consumers flexibility and ease of use, and which allows us to tap a section of the consumer market that previously was not part of the banking system. The Bancuenta account is a non-interest bearing demand deposit account without checking privileges targeted at customers who want a secure and comfortable means of managing and accessing their money. The customer may use the ATM card linked to the Bancuenta account (which may include a revolving line of credit) to make deposits or automatic payments to other Credichile accounts through a network of 3,181 ATMs available through the Redbanc system.

At December 31, 2004, Credichile had approximately 454,028 Bancuenta accounts. Bancuenta account holders pay an annual fee, a fee each time the account holder draws on the Bancuenta line of credit and interest on any outstanding balance under the line of credit. All fees and interest due on a Bancuenta account are withdrawn automatically on a monthly basis from funds available in the account. Bancuenta allows us to offer our large corporate customers the ability to pay their employees by direct deposit of funds into the individual employee’s account at Credichile. We believe this product can lead to stronger long-term relationships with our large and middle market corporate customers and with the employees of such customers.

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

In addition to providing services, our treasury and money market business area is focused on managing currency, interest rate and maturity gaps, ensuring adequate liquidity levels and managing our investment portfolio. This business area also performs the intermediation of fixed-income instruments, currencies and derivatives. Interest rate gap management is aimed at generating an adequate funding structure, prioritizing our capitalization and asset and liability cost structure and funding source diversification. This areas is also responsible for the issuance of short- and long-term bonds denominated in pesos and UF and the issuance of long-term subordinated bonds.

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

Our investment portfolio as of December 31, 2004 amounted to Ch$1,607,273 million, of which 69.1% corresponded to securities issued by the Central Bank and the Chilean Government, 10.4% corresponded to securities from foreign issuers, 13.4% corresponded to securities issued by local financial institutions and 7.1% corresponded to securities issued by Chilean corporate issuers. Our investment strategy is designed with a view to supplementing our expected profitability, risks and economic variable projections. Our investment strategy is kept within regulatory limits as well as internal limits defined by our finance and international committee.

Operations through Subsidiaries

We have made several strategic long-term investments in financial services companies, which are engaged in activities complementary to our commercial banking activities. Our principal goal in making these investments is to develop a comprehensive financial services group capable of meeting the diverse financial needs of our current and potential clients.

The following table sets forth information with respect to our financial services subsidiaries at December 31, 2004:

	As of or for the year ended December 31, 2004
	Assets		Shareholders’ Equity		Net Income (loss)
	(in millions of constant Ch$ as of December 31, 2004)
Banchile Corredores de Bolsa S.A.	Ch$	307,270	Ch$	34,956	Ch$	9,803
Banchile Administradora General de Fondos S.A.		15,424		13,992		9,081
Banchile Factoring S.A.		123,818		9,305		2,109
Banchile Asesoria Financiera S.A.		2,275		1,888		1,756
Banchile Corredores de Seguros Ltda		2,389		1,959		671
Banchile Securitizadora S.A.		8,746		620		59
Promarket S.A.		681		331		46
Socofin S.A.		4,100		931		137
Banchile Trade Services Limited	Ch$	7	Ch$	(1)	Ch$	(7)

Total	Ch$	464,710	Ch$	63,981	Ch$	23,655

The following table sets out our ownership interest in our financial services subsidiaries at December 31, 2004:

	Ownership
	Direct	Indirect
Banchile Administradora General de Fondos S.A.	99.98%	0.02%
Banchile Corredores de Seguros Limitada	99.75	0.25
Banchile Corredores de Bolsa S.A.	99.68	0.32
Banchile Factoring S.A.	99.52	0.48
Banchile Asesoria Financiera S.A.	99.94	—
Banchile Securitizadora S.A.	99.00	1.00
Promarket S.A.	99.00	1.00
Socofin S.A.	99.00	1.00
Banchile Trade Services Limited	100.00	—

Each of these subsidiaries, except for Banchile Trade Services which is incorporated in Hong Kong, is incorporated in Chile.

Securities Brokerage Services. We provide securities brokerage services through Banchile Corredores de Bolsa S.A. Banchile Corredores is registered with the Chilean Superintendency of Securities and Insurance, the regulator of Chilean open stock corporations, as a securities broker and is a member of the Santiago Stock Exchange and the Chilean Electronic Stock Exchange. Since it was founded in 1989, Banchile Corredores has provided stock brokerage services, fixed income investments and foreign exchange products to individuals and businesses through our branch network. During the year ended December 31, 2004, Banchile Corredores had an aggregate trading volume on the Santiago Stock Exchange and the Chilean Electronic Stock Exchange of approximately Ch$4,816,245 million. At December 31, 2004, Banchile Corredores had equity of Ch$34,956 million, and for the year ended December 31, 2004, had net income of Ch$9,803 million, which represented 6.4% of our consolidated net income for such period.

Mutual and Investment Fund Management. Since 1980, we have provided mutual fund management services through Banchile Administradora General de Fondos S.A. (formerly Banchile Administradora de Fondos Mutuos S.A.). As of December 31, 2004, according to data prepared by the Chilean Superintendency of Securities and Insurance, Banchile Administradora General de Fondos was the largest mutual fund manager in Chile, managing approximately 26.7% of all Chilean mutual funds assets. At December 31, 2004, Banchile Administradora General de Fondos operated 40 mutual funds and managed Ch$1,766,116 million in net assets on behalf of 152,656 corporate and individual participants.

The following table sets forth information regarding the various mutual funds managed by Banchile Administradora General de Fondos at December 31, 2004:

		Net Asset Value
		As of December 31, 2004
Name of Fund	Type of Fund	(in millions of constant Ch$)
Utilidades	Fixed income (short/medium term)	Ch$	197,602
Liquidez 2000	Fixed income (short term)		160,264
Deposito XXI	Fixed income (medium/long term)		270,136
Corporativo	Fixed income (short term)		250,799
Estrategico	Fixed income (medium/long term)		210,472
Corporate Dollar Fund	Fixed income (short term)		105,589
Horizonte	Fixed income (medium/long term)		95,921
Patrimonial	Fixed income (short term)		55,538
Performance	Fixed income (short/medium term)		37,266
Banchile Acciones	Equity		60,283
Ahorro	Fixed income (medium/long term)		72,404
Alianza	Debt/Equity (medium/long term)		40,649
Disponible	Fixed income (short term)		16,852
Crecimiento	Fixed income (short term)		29,117
Inversion	Fixed income (medium/long term)		33,351
Operacional	Fixed income (short term)		29,090
Capitalisa Accionario	Equity		8,467
Renta Futura	Fixed income (short/medium term)		6,838
Euro Money Market Fund	Fixed income (short term)		7,390
Emerging Fund	Debt/Equity		4,162
Latin America Fund	Debt/Equity		6,952
Cobertura	Fixed income (medium/long term)		3,176
Dollar Fund	Fixed income (medium/long term)		2,114
U.S. Fund	Debt/Equity		2,024
Global Fund	Debt/Equity		1,204
U.S. High Technology Fund	Debt/Equity		841
Asia Fund	Debt/Equity		3,332
Europe Fund	Debt/Equity		998
Technology Fund	Debt/Equity		788
U.S. Stability Fund	Debt/Equity		586
International Bond	Fixed income (medium/long term)		370
Euro Technology Fund	Debt/Equity		458
Medical & Health-Care Fund	Debt/Equity		390
U.S. Bond Fund	Fixed income (medium/long term)		178
Telecommunication Fund	Debt/Equity		376
Emerging Dollar	Debt/Equity		2,872
Global Dollar	Debt/Equity		1,965
US Dollar Fund	Debt/Equity		817
Bonsai 106 Garantizado	Fixed income (medium/long term)		21,457
Garantizado Plus	Fixed income (medium/long term)		23,025

Total		Ch$	1,766,113

At December 31, 2004, Banchile Administradora General de Fondos had equity of Ch$13,992 million and for the year ended December 31, 2004, had net income of Ch$9,081 million, which represented 5.9% of our consolidated net income for such period.

Factoring Services. We provide factoring services to our customers through Banchile Factoring S.A. Through this service, we purchase our customers’ outstanding debt portfolios, such as bills, notes, promissory notes or contracts, advancing them the cash flows involved and performing the collection of the related instruments. As of December 31, 2004, Banchile Factoring had net income of Ch$2,109 million, with a 22.7% return on shareholders’ equity and an estimated 17.4% market share in Chile’s factoring industry.

Financial Advisory Services. We provide financial advisory and other investment banking services to our customers through Banchile Asesoria Financiera S.A. The services offered by Banchile Asesoria Financiera are directed primarily to our corporate customers and include advisory services regarding mergers and acquisitions, restructuring, project financing and strategic alliances. As of December 31, 2004, Banchile Asesoria Financiera had shareholders’ equity of Ch$1,888 million, and for the year ended December 31, 2004, had net income of Ch$1,756 million.

Insurance Brokerage. We provide insurance brokerage services to our customers through Banchile Corredores de Seguros Limitada. At the beginning of 2000 we began to offer life insurance policies associated with consumer loans and non-credit related insurance to our individual clients and the general public. As of December 31, 2004, Banchile Corredores de Seguros had shareholders’ equity of Ch$1,959 million, and for the year ended December 31, 2004, had net income of Ch$671 million. Banchile Corredores de Seguros had a 3.1% market share by amount of policies sold by insurance brokerage companies during 2003, the latest year for which information is available for insurance brokerage companies.

Securitization Services. We offer investment products to meet the demands of institutional investors such as private pension funds and insurance companies through Banchile Securitizadora S.A. This subsidiary securitizes financial assets, which involves the issuance of a debt instrument, with a credit rating, that can be traded in the Chilean marketplace, backed by a bundle of revenue-producing assets of the client company. As of December 31, 2004, Banchile Securitizadora had shareholders’ equity of Ch$620 million, and for the year ended December 31, 2004, had net income of Ch$59 million. Banchile Securitizadora had a 15.14% market share by volume of assets securitized as of December 31, 2004.

Sales Services. Promarket S.A. manages the direct sales force that sells and promotes our products and services (such as checking accounts, consumer loans and credit cards), together with those of our subsidiaries, and researches information about potential customers. As of December 31, 2004, Promarket S.A. had shareholders’ equity of Ch$331 million, and for the year ended December 31, 2004, had net income of Ch$46 million.

Collection Services. We provide judicial and extra-judicial collection services of loans on our behalf or on behalf of third parties through Socofin S.A. As of December 31, 2004, Socofin S.A. had equity of Ch$931 million, and for the year ended December 31, 2004, had a net income of Ch$137 million.

Trade Services. In November 2004, we began offering direct trade services to our customers through Banchile Trade Services Limited, which acts as our trade finance entity in markets such as China, Hong Kong, Taiwan and South Korea. As of December 31, 2004, Banchile Trade Services Limited had equity of Ch$(1) million and a net loss of Ch$(7) million.

Distribution Channels and Electronic Banking

Our distribution network provides integrated financial services and products to our customers through a wide range of channels. This network includes ATMs, branches, on-line banking and phone-banking devices. Our 1,001 ATMs (that form part of Redbanc’s 3,181 ATM system) allow our customers to conduct self-service banking transactions during banking and non-banking hours.

As of December 31, 2004, we had a network of 224 retail branches throughout Chile. The branch system serves as a distribution network for all of the products and services offered to our customers. Our full-service branches accept deposits, disburse cash, offer the full range of our retail banking products such as consumer loans, automobile financing, credit cards and checking accounts, lend to small- and medium-size companies and provide information to current and potential customers.

We offer electronic banking services to our customers 24 hours a day through our internet website, www.bancochile.cl, which has homepages that are segmented by market. Our retail homepage offers a broad range of services, including the payment of bills, electronic fund transfers, stop payment and non-charge orders, as well as a wide variety of account inquiries. Our middle market companies homepage offers services including our office banking service, Banconexion Web, which enables our middle market companies customers to perform all of their banking transactions from their offices. Both homepages offer our customers the sale of third-party products with exclusive benefits. We also have a homepage designed for our investor customers, through which they can perform transactions such as stock trading, time deposit taking and opening savings accounts. Our foreign trade customers can rely on our international business homepage, which enables them to inquire about the status of their foreign trade transactions and perform transactions such as opening letters of credit, recording import collection and hedging on instructions and letters of credit. In 2004, approximately 171,084 individual customers and 29,968 corporate customers performed close to 13.1 million transactions monthly on our website, of which 1.6 million are monetary transactions.

In addition, we provide our customers with access to a 24-hour phone-banking call center that grants them access to account information and allows them to effect fund transfers and certain payments. This service, through which we receive approximately 980,000 calls per month, has enabled us to develop customer loyalty campaigns, sell financial services and products, answer specialized inquiries about our remote services and receive and resolve complaints by customers and non-customers.

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

Competition

Overview

The Chilean market for banking and other financial services is highly competitive, and we face significant competition in each of our principal areas of operation. The Chilean financial services market consists of a number of distinct sectors. The most important sector, commercial banking, includes 26 privately owned banks and one public sector bank, Banco del Estado. The privately owned banks have traditionally been divided between those that are principally Chilean-owned, of which there are 14, and those that are principally foreign-owned, of which there are 12. At December 31, 2004, three banks, Banco Santander-Chile (22.7%), our bank (17.8%) and the public sector bank, Banco del Estado (13.2%) together accounted for 53.7% of all outstanding loans by Chilean financial institutions, net of interbank loans. Chilean-owned banks together accounted for 61.0% of total loans outstanding while foreign-owned banks accounted for 39.0% of total loans outstanding.

As a commercial bank offering a range of services to all types of businesses and individual customers, we face a variety of competitors, ranging from other large, privately owned commercial banks to more specialized entities like “niche” banks. The principal commercial banks in Chile include Banco Santander-Chile, Banco de Credito e Inversiones and BBVA Banco BHIF, which we consider to be our primary competitors. Nevertheless, we face competition to a lesser extent from Banco del Estado, which has a larger distribution network and larger customer base than we do. Banco del Estado, which operates under the same regulatory regime as Chilean private sector banks, was the third largest bank in Chile at December 31, 2004, with outstanding loans, net of interbank loans, of Ch$4,937,389 million, representing a 13.2% market share, according to data published by the Chilean Superintendency of Banks.

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

We expect the trend of increased competition and consolidation to continue, particularly in connection with the formation of new large financial groups and the creation of new niche banks. In this regard, in mid-1996 Banco Santander of Spain took control of Banco Osorno and merged it into its Chilean operations, changing its name to Banco Santander-Chile. In addition, Banco O’ Higgins and Banco de Santiago merged in January 1997, forming Banco Santiago. In 1999, Banco Santander of Spain took control of Banco Santiago. In August 2002, Banco Santiago and Banco Santander–Chile, the second and fourth largest banks in Chile at that date, respectively, merged and became Chile’s largest bank. In 2003, Banco del Desarrollo merged with Banco Sudameris and in 2004, Dresdner Banque Nationale de Paris merged with Banco Security. Although we believe that we are currently large enough to compete effectively in our target markets, any further consolidation in the Chilean financial system may adversely affect our competitive position in the Chilean financial services industry.

Historically, commercial banks in Chile have competed in the retail market against each other, with finance companies and with department stores, the latter two having traditionally been focused on consumer loans to middle- and low-income subsegments. However, finance companies have gradually disappeared as most of them have been merged into the largest banks.

Non-bank competition from large department stores has become increasingly significant in the consumer lending sector. Indeed, three new consumer-oriented banks, affiliated with Chile’s largest department stores have been established during recent years. Although these new banks had a market share of less than 1.1% as of December 31, 2004, according to the Chilean Superintendency of Banks, the opening of these banks is likely to bring increased competition into the consumer banking business.

In addition, two new banks were incorporated during 2004, and some local investor groups have announced their intention to incorporate new banks in 2005. We expect that the addition of these new banks will lead to greater competition, particularly in banking services directed to middle-income individuals.

The following table provides certain statistical information on the Chilean financial system as of December 31, 2004:

	As of December 31, 2004
	Assets			Loans(1)			Deposits			Shareholders’ Equity(2)
	Amount		Share	Amount		Share	Amount		Share	Amount		Share
	(in millions of constant Ch$ as of December 31, 2004, except percentages)
Domestic private sector banks	Ch$	23,920,951	43.9%	Ch$	17,842,889	47.8%	Ch$	14,527,724	45.6%	Ch$	2,015,873	43.5%
Foreign-owned banks		22,041,760	40.5		14,569,016	39.0		12,573,928	39.4		2,207,874	47.6

Private sector total	Ch$	45,962,711	84.4	Ch$	32,411,905	86.8	Ch$	27,101,652	85.0	Ch$	4,223,747	91.1
Banco del Estado		8,522,488	15.6		4,937,389	13.2		4,781,267	15.0		412,493	8.9

Total banking system	Ch$	54,485,199	100.0%	Ch$	37,349,294	100.0%	Ch$	31,882,919	100.0%	Ch$	4,636,240	100.0%

Source: Chilean Superintendency of Banks

(1)	Net of interbank loans.

(2)	Shareholders’ equity includes net income for purposes of this table.

Loans

The following table sets forth our market share in terms of loans (excluding interbank loans), and our principal private sector competitors, as of the dates indicated:

	Bank Loans(1)
	As of December 31,
	2000	2001	2002	2003	2004
Banco Santander-Chile	11.5%	11.7%	24.7%	22.6%	22.7%
Banco de Chile	12.7	12.1	18.7	18.5	17.8
Banco de Credito e Inversiones	7.9	9.0	10.4	11.2	11.8
BBVA Banco BHIF	5.8	6.0	6.7	7.3	7.8
Banco Santiago(2)	15.8	16.1	—	—	—
Banco de A. Edwards(3)	8.3	7.4	—	—	—

Total market share for six banks	62.0%	62.3%	60.5%	59.6%	60.1%

Source: Chilean Superintendency of Banks

(1)	For ease of comparison, interbank loans have been eliminated.

(2)	Banco Santiago merged with Banco Santander-Chile in August 2002.

(3)	Banco de A. Edwards merged with us on January 1, 2002.

Risk Index

Our unconsolidated risk index primarily increased in 2002 and 2003 (relative to prior years) as a result of our merger with Banco de A. Edwards.

As of October 31, 2004, our unconsolidated risk index of 2.39% was higher than the risk index of the financial system as a whole (i.e., all banks) of 2.01% (the latest available information for 2004 for the Chilean financial system). For a discussion of risk index, see “—Selected Statistical Information—Classification of Loan Portfolio and Allowances for Loan Losses under the Previous Guidelines—Allowance for Loan Losses under the Previous Guidelines—Global Allowances for Loan Losses.” The following graph illustrates the five-year history of our unconsolidated loan portfolio risk index compared to the risk index of total loans in the Chilean financial system as of October 31 for each of the years indicated.

Source: Chilean Superintendency of Banks

The following table sets forth the unconsolidated risk index of the six largest private sector banks and that of the financial system as a whole (including such six banks) at October 31 in each of the last five years:

	Unconsolidated Risk Index As of
	October 31,
	2000	2001	2002	2003	2004(3)
Banco Santiago(1)	1.34%	1.26%	—	—	—
Banco de A. Edwards(2)	2.90	3.23	—	—	—
Banco de Credito e Inversiones	1.95	1.63	1.34%	1.30%	1.88%
BBVA Banco BHIF	2.18	1.81	1.68	1.42	1.57
Banco Santander–Chile	1.42	1.38	1.61	1.85	1.88
Banco de Chile	2.01	2.03	2.98	2.40	2.39
Financial system	2.08%	1.90%	1.95%	1.82%	2.01%

Source: Chilean Superintendency of Banks

(1)	Banco Santiago merged with Banco Santander-Chile in August 2002.

(2)	Banco de A. Edwards merged with us on January 1, 2002.

(3)	The guidelines used by Chilean banks to calculate their consolidated and unconsolidated risk index were amended in 2004. Consequently, our unconsolidated risk index information (and that of the Chilean financial system) for 2004 is not comparable to the unconsolidated risk indices presented for preceding periods. See note 1 to our audited consolidated financial statements.

Credit Quality

At December 31, 2004, according to information published by the Chilean Superintendency of Banks, we had an unconsolidated ratio of past due loans to total loans of 1.27%. The following table sets forth the ratio of past due loans to total loans for the four largest private sector banks at December 31 in each of the last three years:

	Past Due Loans to Total Loans
	As of December 31,
	2002	2003	2004
Banco de Credito e Inversiones	1.09%	1.11%	0.94%
Banco de Chile	2.43	1.74	1.27
BBVA Banco BHIF	1.97	1.91	1.64
Banco Santander–Chile	2.15	2.24	1.52

Total for four banks	2.03%	1.83%	1.35%

Source: Chilean Superintendency of Banks

Deposits

We had deposits of Ch$5,267,066 million at December 31, 2004 on an unconsolidated basis. In unconsolidated terms, our 16.5% of the market share for deposits, including borrowings from domestic financial institutions, placed us in second place among private sector banks. The following table sets forth the market shares in terms of deposits for the four private sector banks with the largest market share as of December 31 in each of the last three years:

	Deposits
	As of December 31,
	2002	2003	2004
BBVA Banco BHIF	6.9%	7.7%	8.3%
Banco de Credito e Inversiones	10.3	10.8	11.3
Banco de Chile	16.7	17.3	16.5
Banco Santander–Chile	22.1	19.9	20.8

Total market share for four banks	56.0%	55.7%	56.9%

Source: Chilean Superintendency of Banks

Shareholders’ Equity

With Ch$521,905 million in shareholders’ equity (not including net income), according to information published by the Chilean Superintendency of Banks, at December 31, 2004, we were the second largest private sector commercial bank in Chile in terms of shareholders’ equity.

The following table sets forth the level of shareholders’ equity for the largest private sector banks in Chile as of December 31 in each of the last three years:

	Shareholders’ Equity
	As of December 31,
	2002		2003		2004
	(in millions of constant Ch$ as of December 31, 2004)
BBVA Banco BHIF	Ch$	245,113	Ch$	243,407	Ch$	252,256
Banco de Credito e Inversiones		263,641		295,050		337,190
Banco de Chile		585,532		579,251		521,905
Banco Santander–Chile	Ch$	834,298	Ch$	830,677	Ch$	832,959

Source: Chilean Superintendency of Banks

Return on Average Shareholders’ Equity

Our return on average shareholders’ equity (including net income for the year) for the year ended December 31, 2004 was 23.9%, according to information published by the Chilean Superintendency of Banks. The following table sets forth our return on average shareholders’ equity and the returns of our principal competitors and the Chilean financial system, in each case as of December 31 in each of the last five years:

	Return on Average Shareholders’ Equity Year Ended December 31,
	2000	2001	2002	2003	2004
Banco de A. Edwards (1)	1.5%	4.3%	—	—	—
Banco Santiago(2)	19.8	24.0	—	—	—
BBVA Banco BHIF	7.4	6.3	8.8%	10.5%	5.3%
Banco de Chile	23.4	23.6	8.8	20.2	23.9
Banco de Credito e Inversiones	19.0	21.8	20.4	22.1	22.8
Banco Santander-Chile	22.1	22.1	16.6	21.6	20.4

Total average financial system	12.5%	15.7%	13.5%	14.9%	15.3%

Source: Chilean Superintendency of Banks

(1)	Banco de A. Edwards merged with us on January 1, 2002.

(2)	Banco Santiago merged with Banco Santander-Chile in August 2002.

Efficiency

For the year ended December 31, 2004, our operating expenses as a percentage of our operating revenues, or efficiency ratio, was 51.2%.

The following table sets forth the efficiency ratios of the four largest private sector Chilean banks at December 31 in each of the last three years:

	Efficiency Ratio(1)
	As of December 31,
	2002	2003	2004
Banco Santander-Chile	50.1%	46.5%	68.1%
Banco de Credito e Inversiones	54.8	51.3	53.1
Banco de Chile	61.0	55.4	51.2
BBVA Banco BHIF	64.6	61.0	47.7

Average for four banks	55.5%	51.4%	51.7%

Source: Chilean Superintendency of Banks

(1)	Calculated by dividing operating expense by operating revenue.

REGULATION AND SUPERVISION

General

In Chile, only banks may maintain checking accounts for their customers, conduct foreign trade operations and accept time deposits. The principal authorities that regulate financial institutions in Chile are the Chilean Superintendency of Banks and the Central Bank. Chilean banks are primarily subject to the General Banking Law and secondarily, to the extent not inconsistent with that law, the provisions of the Chilean Corporations Law governing public corporations, except for certain provisions that are expressly excluded.

The modern Chilean banking system dates back to 1925 and has been characterized by periods of substantial regulation and state intervention, as well as periods of deregulation. The most recent period of deregulation commenced in 1975 and culminated in the adoption of a series of amendments to the General Banking Law. That law, amended most recently in 2004, granted additional powers to banks, including general underwriting powers for new issues of certain debt and equity securities and the power to create subsidiaries to engage in activities related to banking, such as brokerage, investment advisory, mutual fund services, administration of investment funds, factoring, securitization products and financial leasing services.

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

The Central Bank

The Central Bank is an autonomous legal entity created by the Chilean Constitution. It is subject to its ley organica constitucional, or organic constitutional law, and the Chilean Constitution. To the extent not inconsistent with its organic constitutional law or the Chilean Constitution, the Central Bank is also subject to private sector laws, but is not subject to the laws applicable to the public sector. It is directed and administered by a board of directors composed of five members designated by the President of Chile, subject to Senate approval.

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

Any person wishing to acquire, directly or indirectly, 10.0% or more of the share capital of a bank must obtain the prior approval of the Chilean Superintendency of Banks. Without such approval, the holder will not have the right to vote such shares. The Chilean Superintendency of Banks may only refuse to grant its approval based on specific grounds set forth in the General Banking Law.

According to Article 35 bis of the General Banking Law, the prior authorization of the Chilean Superintendency of Banks is required for:

•	the merger of two or more banks;

•	the acquisition of all or a substantial portion of a bank’s assets and liabilities by another bank;

•	the control by the same person, or controlling group, of two or more banks; or

•	a substantial increase in the share ownership of a bank by a controlling shareholder of that bank.

Such prior authorization is required only when the acquiring bank or the resulting group of banks would own a market share in loans determined by the Chilean Superintendency of Banks to be more than 15.0% of all loans in the Chilean banking system. The intended purchase, merger or expansion may be denied by the Chilean Superintendency of Banks, or, if the acquiring bank or resulting group would own a market share in loans determined to be more than 20.0% of all loans in the Chilean banking system, the purchase, merger, or expansion may be conditioned on one or more of the following:

•	that the bank or banks maintain an effective equity higher than 8.0% and up to 14.0% of their risk-weighted assets;

•	that the technical reserve established in Article 65 of the General Banking Law be applicable when deposits exceed one and a half times the resulting bank’s paid-in capital and reserves; or

•	that the margin for interbank loans be reduced to 20.0% of the resulting bank’s effective equity.

If the acquiring bank or resulting group would own a market share in loans determined by the Chilean Superintendency of Banks to be more than 15% but less than 20%, the authorization will be conditioned on the bank or banks maintaining an effective equity not lower than 10% of their risk-weighted assets for a period set by the Chilean Superintendency of Banks, which may not be less than one year. The calculation of risk-weighted assets is based on a five category risk classification system applied to a bank’s assets that is based on the Basel Committee recommendations.

Pursuant to the regulations of the Chilean Superintendency of Banks, the following ownership disclosures are required:

•	banks must disclose to the Chilean Superintendency of Banks the identity of any person owning, directly or indirectly, 5.0% or more of such banks’ shares;

•	holders of ADSs must disclose to the depositary the identity of beneficial owners of ADSs registered under such holders’ names;

•	the depositary must disclose to the bank the identity of beneficial owners of ADSs which the depositary has registered, and the bank, in turn, must disclose to the Chilean Superintendency of Banks the identity of the beneficial owners of the ADSs representing 5.0% or more of such bank’s shares; and

•	bank shareholders who individually hold 10.0% or more of a bank’s capital stock and who are controlling shareholders must periodically inform the Chilean Superintendency of Banks of their financial condition.

Limitations on Types of Activities

Chilean banks can only conduct those activities allowed by the General Banking Law, including making loans, factoring and leasing activities, accepting deposits and, subject to limitations, making investments and performing financial services. Investments are restricted to real estate for the bank’s own use, gold, foreign exchange and debt securities. Through subsidiaries, banks may also engage in other specific financial service activities such as securities brokerage services, mutual fund management, investment fund management, financial advisory, securitization and leasing activities. Subject to specific limitations and the prior approval of the Chilean Superintendency of Banks and the Central Bank, Chilean banks may own majority or minority interests in foreign banks.

On March 2, 2002, the Central Bank authorized banks to pay interest on checking accounts and the Chilean Superintendency of Banks published guidelines permitting banks to offer and charge fees for the use of a checking account product that pays interest. Under these guidelines, these accounts may be subject to a minimum balance and different interest rates depending on average balances held in the account. The Central Bank has imposed additional caps to the interest rate that can be charged by banks with a solvency score of less than A.

Deposit Insurance

The Chilean government guarantees up to 90.0% of the principal amount of certain time and demand deposits held by individuals in the Chilean banking system. This guarantee covers obligations with a maximum value of UF108 per person (Ch$1,870,241 or U.S.$3,341 as of December 31, 2004) per calendar year.

Reserve Requirements

Deposits are subject to a reserve requirement of 9.0% for demand deposits and 3.6% for time deposits. The Central Bank has statutory authority to increase these percentages to up to 40% for demand deposits and up to 20% for time deposits, to implement monetary policy.

In addition, Chilean banks must hold a certain amount of assets in cash or highly liquid instruments. This reserve requirement is equal to the amount by which the daily balance of:

•	deposits in checking accounts;

•	other demand deposits or obligations payable on demand and incurred in the ordinary course of business;

•	other deposits unconditionally payable immediately or within a term of less than 30 days; and

•	time deposits payable within ten days

in the aggregate exceeds 2.5 times the amount of the bank’s capital and reserves.

Chilean regulations also require that (i) gaps between assets and liabilities maturing within less than 30 days do not exceed a bank’s basic capital, (ii) gaps between assets and liabilities maturing within less than 90 days do not exceed twice a bank’s equity and (iii) interest rate mismatches of a bank’s foreign currency liabilities do not exceed 8.0% of its effective equity ratio.

Minimum Capital

Under the General Banking Law, a bank must have a minimum paid-in capital and reserves of UF800,000 (Ch$13,854 million or U.S.$24.7 million as of December 31, 2004). However, a bank may begin its operations with 50.0% of such amount, provided that it has an effective equity ratio (defined as effective equity as a percentage of risk-weighted assets) of not less than 12.0%. When such a bank’s paid-in capital reaches UF600,000 (Ch$10,390 million or U.S.$18.6 million as of December 31, 2004) the effective equity ratio requirement is reduced to 10.0%.

Capital Adequacy Requirements

According to the General Banking Law, each bank should have an effective equity of at least 8.0% of its risk-weighted assets, net of required allowances. Effective equity is defined as the aggregate of:

•	a bank’s paid-in capital and reserves, or net capital base;

•	its subordinated bonds, considered at the issue price (but reduced 20.0% for each year during the period commencing six years prior to maturity), but not exceeding 50.0% of its net capital base; and

•	its voluntary or additional allowances for loan losses, up to 1.25% of risk-weighted assets to the extent these voluntary or additional allowances exceed those that banks are required to maintain by law or regulation.

Banks should also have a net capital base of at least 3.0% of its total assets, net of required allowances.

Lending Limits

Under the General Banking Law, Chilean banks are subject to certain lending limits, including the following material limits:

•	a bank may not extend to any entity, individual or any one group of related entities, directly or indirectly, unsecured credit in an amount that exceeds 5.0% of the bank’s effective equity, or in an amount that exceeds 25.0% of its effective equity if the excess over 5.0% is secured by certain assets with a value equal to or higher than such excess. In the case of foreign export trade financing, the 5.0% ceiling for unsecured credits is raised to 10.0% and the 25.0% ceiling for secured credits to 30.0%. In the case of financing infrastructure projects built through the concession mechanism, the 5.0% ceiling for unsecured credits is raised to 15.0% if secured by a pledge over the concession, or if granted by two or more banks or finance companies which have executed a credit agreement with the builder or holder of the concession;

•	a bank may not extend loans to another financial institution subject to the General Banking Law in an aggregate amount exceeding 30.0% of its effective equity;

•	a bank may not directly or indirectly grant a loan, the purpose of which is to allow an individual or entity to acquire shares of the lender bank;

•	a bank may not lend, directly or indirectly, to a director or any other person who has the power to act on behalf of the bank; and

•	a bank may not grant loans to related parties (including holders of more than 1.0% of its shares) on more favorable terms than those generally offered to non-related parties. Loans granted to related parties are subject to the limitations described in the first bullet point above. The aggregate amount of loans to related parties may not exceed a bank’s effective equity.

In addition, the General Banking Law limits the aggregate amount of loans that a bank may grant to its employees to 1.5% of its effective equity and provides that no individual employee may receive loans in excess of 10.0% of this 1.5% limit. Notwithstanding these limitations, a bank may grant to each of its employees a single residential mortgage loan for personal use once during such employee’s term of employment.

Allowances for Loan Losses

Chilean banks are required to evaluate their loan portfolio on a continuous basis using models and methods that follow guidelines established by the Chilean Superintendency of Banks. These models and methods, and any revision made to them, must be approved by the bank’s board of directors. This evaluation is conducted in order to determine the necessary allowances to adequately cover loan losses. Each bank is required to calculate and maintain, on a monthly basis, the following types of allowances:

•	allowances determined by individual analysis models (allowances for normal risk and above normal risk portfolios);

•	allowances determined by group analysis models; and

•	additional allowances for the loan portfolio.

Each year, a bank’s board of directors must examine the sufficiency of the bank’s level of allowances and provide an opinion stating whether the allowances are sufficient to cover all potential loan losses. The board must also obtain a report from the bank’s external auditors as to the bank’s compliance with required allowance levels. The opinion of the board of directors must be submitted in writing to the Chilean Superintendency of Banks and, if necessary, should state that additional allowances have been created as a result of the board’s examination.

The sum of the allowances regarding normal risk portfolios and the additional provisions up to an amount equal to 1.25% of the risk-weighted assets must be accounted as for effective equity in accordance with the Chilean Superintendency of Banks’ guidelines.

The Chilean Superintendency of Banks amended its regulations with respect to allowances effective January 1, 2004. For a discussion of loan allowances under the previous guidelines, see “—Selected Statistical Information— Classification of Loan Portfolio and Allowances for Loan Losses under the Previous Guidelines—Allowance for Loan Losses under the Previous Guidelines.”

Additional Allowances

Under the amended regulations, banks may create allowances in addition to those established pursuant to their model-based evaluation of the loan portfolio. However, a bank may create additional allowances only to cover specific risks that have been authorized by the board of directors. Our board of directors decided to establish additional allowances to cover unexpected deterioration of our portfolio with normal risk.

The concept of voluntary allowances has been eliminated by the amended regulations. See “Item 4. Selected Statistical Information— Classification of Loan Portfolio and Allowances for Loan Losses under the Previous Guidelines—Allowances for Loan Losses under the Previous Guidelines—Voluntary Allowances for Loan Losses.”

Classification of Banks

The Chilean Superintendency of Banks regularly examines and evaluates each bank’s credit management process, including its compliance with loan classification guidelines. On the basis of this evaluation, it classifies banks into various categories.

Classification of Banks: Solvency and Management

In accordance with amended regulations of the Chilean Superintendency of Banks effective as of January 1, 2004, banks are classified into categories I through V based upon their solvency and management ratings. This classification is confidential.

Category I:	This category is reserved for financial institutions that have been rated level A in terms of solvency and management.

Category II:	This category is reserved for financial institutions that have been rated (i) level A in terms of solvency and level B in terms of management, (ii) level B in terms of solvency and level A in terms of management, or (iii) level B in terms of solvency and level B in terms of management.

Category III:	This category is reserved for financial institutions that have been rated (i) level B in terms of solvency and level B in terms of management for two or more consecutive review periods, (ii) level A in terms of solvency and level C in terms of management, or (iii) level B in terms of solvency and level C in terms of management.

Category IV:	This category is reserved for financial institutions that are rated level A or B in terms of solvency and have been rated level C in terms of management for two or more consecutive review periods.

Category V:	This category is reserved for is reserved for financial institutions that have been rated level C in terms of solvency, irrespective of their rating level of management.

A bank’s solvency rating is determined by its effective equity (after deducting accumulated losses during the financial year) to risk-weighted assets ratio. This ratio is equal to or greater than 10.0% for level A banks, equal to or greater than 8.0% and less than 10.0% for level B banks and less than 8.0% for level C banks.

With respect to a bank’s management rating, level A banks are those that are not rated as level B or C. Level B banks display some weakness in internal controls, information systems, response to risk, private risk rating or ability to manage contingency scenarios. Level C banks display significant deficiencies in internal controls, information systems, response to risk, private risk rating or ability to manage contingency scenarios.

Classification of Banks: Models and Methods

The Chilean Superintendency of Banks requires banks to follow new guidelines to determine the allowances for loan losses. A bank is also classified into categories 1 through 4 based on how closely its models and methods for determining allowances comply with the models and methods determined by the Chilean Superintendency of Banks.

Category 1:	A category 1 bank has models and methods that are satisfactory to the Chilean Superintendency of Banks and is entitled to continue using those models and methods.

Category 2:	A category 2 bank must maintain the minimum levels of allowances established by the Chilean Superintendency of Banks while its board of directors is made aware of the problems detected by the Chilean Superintendency of Banks and takes steps to correct them.

Category 3 or 4:	A bank in category 3 or 4 must maintain the minimum levels of allowances established by the Chilean Superintendency of Banks until it is authorized by the Chilean Superintendency of Banks to do otherwise.

Classification of Loan Portfolio

Chilean banks are required to classify their loan portfolio on an ongoing basis for the purpose of determining the amount of allowances for loan losses. The Chilean Superintendency of Banks establishes the guidelines used by banks for such classifications, although banks are given some latitude in devising more stringent classification systems within such guidelines.

In order to create and maintain allowances, Chilean banks use models and methods to classify their portfolio by borrower and loan type. Loans are divided into: (i) consumer loans (including loans granted to individuals for financing the acquisition of consumer goods or payment of services); (ii) residential mortgage loans (including loans granted to individuals for the acquisition, construction or repair of residential real estate in which the value of the property covers at least 100% of the amount of the loan); (iii) leasing operations (including consumer, commercial and residential leasing); (iv) factoring operations and (v) commercial loans (includes loans other than those described in (i) through (iv) above).

The Chilean Superintendency of Banks amended its guidelines effective as of January 1, 2004. For a discussion of loan portfolio classification under the previous guidelines, see “—Selected Statistical Information— Classification of Loan Portfolio and Allowances for Loan Losses under the Previous Guidelines—Classification of Loan Portfolio under the Previous Guidelines.”

In accordance with the amended regulations, the models and methods a bank uses to classify its loan portfolio must comply with the following guidelines established by the Chilean Superintendency of Banks.

Classification of Loan Portfolio: Models Based on the Individual Analysis of Borrowers

An individual analysis of the borrower is necessary if the borrower is a large or complex business, or one to which the bank has no previous exposure. Models based on the individual analysis of borrowers require that the bank assign a risk category level to each borrower and its respective loans. In making such a determination, a bank must consider the following risk factors with respect to the borrower: (i) its industry or sector, (ii) its owners or managers, (iii) its financial situation, (iv) its payment capacity and (v) its payment behavior. Upon completion of this analysis, each borrower and loan must be classified to the following normal risk or above normal risk category levels:

Borrowers with Normal Risk

Categories A1, A2 and A3:	Borrowers with payment capacity sufficient to cover their loan obligations. They have no apparent credit risk and their payment capacity is not affected by unfavorable business, economic or financial situations.

Category B:	Borrowers with payment capacity sufficient to cover their loan obligations. While they present some risk, their payment capacity is not affected by unfavorable business, economic or financial situations.

Borrowers with Above Normal Risk

Categories C1, C2, C3, C4, D1 or D2:	These borrowers have insufficient payment capacity to cover their loan obligations under normal circumstances.

Required Allowances. For loans in categories A1, A2, A3 or B, the board of directors of a bank is authorized to determine the levels of required allowances. Our board of directors has established the following levels of required allowances for loans classified as A1, A2, A3 and B:

Classification	Estimated range of loss	Allowance
A1	—	—
A2	—	—
A3	—	0.5%
B	—	1.0%

For loans in categories C1, C2, C3, C4, D1 or D2, we must have the following levels of allowances:

Category(1)	Estimated range of loss	Allowance(2)
C1	Up to 3%	2%
C2	More than 3% up to 19%	10%
C3	More than 19% up to 29%	25%
C4	More than 29% up to 49%	40%
D1	More than 49% up to 79%	65%
D2	More than 79%	90%

(1)	Classification into categories is based on a level of expected combined loss from commercial loans and operations of commercial leasing of the borrower. This calculation is made in accordance with our methodology.

(2)	Allowance percentages are supported by statistical probabilities.

For a description of the categories and allowance percentages under the previous guidelines, see “—Statistical Information—Classification of Loan Portfolio and Allowances for Loan Losses under the Previous Guidelines—Allowance for Loan Losses under the Previous Guidelines—Global Allowances for Loan Losses.”

Classification of Loan Portfolio: Models Based on the Group Analysis of Borrowers

A model based on the group analysis of borrowers should be used for the evaluation of borrowers whose individual loan amounts are relatively small, primarily loans to individuals and small companies. Each bank determines the level of required allowances depending on the estimated loss that may result from the loans, by classifying the loan portfolio using one or both of the following models:

•	A model based on the characteristics of the borrowers and their outstanding loans. Borrowers and their loans with similar characteristics will be placed into groups and each group will be assigned a risk level. Characteristics considered include payment behavior (with respect to the bank and other financial institutions), level of debt and financial stability.

•	A model based on the behavior of a group of loans. Loans with similar payment histories and characteristics will be placed into groups and each group will be assigned a risk level.

Obligations Denominated in Foreign Currencies

Foreign currency-denominated obligations of Chilean banks are subject to four requirements:

•	a reserve requirement of 9.0% for demand deposits and 3.6% for time deposits. See “—Reserve Requirements” above;

•	a bank’s risk-adjusted net asset (liability) foreign currency position cannot exceed 20% of its net capital base;

•	a bank’s aggregate amount of net foreign currency liabilities having an original maturity of less than 30 days cannot exceed its net capital base and the aggregate amount of net foreign currency liabilities having an original maturity of less than 90 days cannot exceed twice its net capital base; and

•	the interest rate mismatches of a bank’s foreign currency liabilities may not exceed 8.0% of its net capital base.

Capital Markets

Under the General Banking Law, banks in Chile may purchase, sell, place, underwrite and act as paying agents with respect to certain debt securities. Likewise, banks in Chile may place and underwrite certain equity securities. Bank subsidiaries may also engage in debt placement and dealing, equity issuance advice and securities brokerage, as well as financial leasing, mutual fund and investment fund administration, factoring, investment advisory services and merger and acquisition services. The Superintendency of Banks generally regulates these subsidiaries, however, the Chilean Superintendency of Securities and Insurance regulates some of these subsidiaries. The Chilean Superintendency of Securities and Insurance is the regulator of the Chilean securities market and open stock corporations.

Legal Provisions Regarding Banking Institutions with Economic Difficulties

The General Banking Law provides that if specified adverse circumstances exist at any bank, its board of directors must correct the situation within 30 days from the date of receipt of the relevant financial statements. If the board of directors is unable to do so, it must call a special shareholders’ meeting to increase the capital of the bank by the amount necessary to return the bank to financial stability. If the shareholders reject the capital increase, or if it is not effected within the 30-day period and in the manner agreed to at the meeting, or if the Chilean Superintendency of Banks does not approve the board of directors’ proposal, the bank will be barred from increasing its loan portfolio beyond that stated in the financial statements presented to the board of directors and from making any further investments in any instrument other than instruments issued by the Central Bank. In such a case, or in the event that a bank is unable to make timely payment in respect of its obligations or if a bank is under provisional administration of the Chilean Superintendency of Banks, the General Banking Law provides that the bank may receive a two-year term loan from another bank. The terms and conditions of such a loan must be approved by the directors of both banks, as well as by the Chilean Superintendency of Banks, but need not be submitted to the borrowing bank’s shareholders for their approval. A creditor bank may not grant such interbank loans to an insolvent bank in an amount exceeding 25.0% of the creditor bank’s effective equity. The board of directors of a bank that is unable to make timely payment of its obligations must present a reorganization plan to its creditors in order to capitalize the credits, extend their respective terms, forgive debts or take other measures for the payment of the debts. If the board of directors of a bank submits a reorganization plan to its creditors and such arrangement is approved, all subordinated debt issued by the bank, whether or not matured, will be converted by operation of law into common stock in the amount required for the ratio of effective equity to risk-weighted assets to be no lower than 12.0%. If a bank fails to pay an obligation, it must notify the Chilean Superintendency of Banks, which shall determine if the bank is solvent.

Dissolution and Liquidation of Banks

The Chilean Superintendency of Banks may establish that a bank should be liquidated for the benefit of its depositors or other creditors when the bank does not have the necessary solvency to continue its operations. In such case, the Chilean Superintendency of Banks must revoke the bank’s authorization to exist and order its mandatory liquidation, subject to agreement by the Central Bank. The Superintendency of Banks must also revoke the bank’s authorization if the reorganization plan of the bank has been rejected twice. The resolution by the Chilean Superintendency of Banks must state the reason for ordering the liquidation and must name a liquidator, unless the Superintendent of Banks assumes this responsibility. When a liquidation is declared, all checking accounts, other demand deposits received in the ordinary course of business, other deposits unconditionally payable immediately or that have a maturity of no more than 30 days and any other deposits and receipts payable within 10 days, are required to be paid by using the bank’s existing funds, its deposits with the Central Bank or its investments in instruments that represent its reserves. If these funds are insufficient to pay these obligations, the liquidator may seize the bank’s remaining assets, as needed. If necessary, and in specified circumstances, the Central Bank will lend the bank the funds necessary to pay these obligations. Any such loans are preferential to any claims of other creditors of the liquidated bank.

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

Rating Agency	Short Term	Long Term
Moody’s	P2	Baa3
Standard and Poor’s	A3	BBB-
Fitch IBCA	F2	BBB-

A Chilean bank may invest in securities having a minimum rating as follows, provided that if the total amount of these investments exceeds 20% (or 30% in certain cases) of the effective equity of the bank, an allowance of 100% of the excess shall be established by the bank:

Rating Agency	Short Term	Long Term
Moody’s	P2	Ba3
Standard and Poor’s	A3	BB-
Fitch IBCA	F2	BB-

If investments in these securities and certain loans referred to below exceed 70% of the effective equity of the bank, an allowance for 100% of the excess shall be established, unless the excess, up to 70% of the bank’s effective equity, is invested in securities having a minimum rating as follows:

Rating Agency	Short Term	Long Term
Moody’s	P1	Aa3
Standard and Poor’s	A-1+	AA-
Fitch IBCA	F1+	AA-

Subject to specific conditions, a bank may grant loans in dollars to subsidiaries or branches of Chilean companies located abroad, to companies listed on foreign stock exchanges authorized by the Central Bank and, in general, to individuals and entities domiciled abroad, as long as the Central Bank is kept informed of such activities.

In the event that the sum of the investments of a bank in foreign currency and the commercial and foreign trade loans granted to foreign individuals and entities exceeds 70.0% of the effective equity of such bank, the excess is subject to a mandatory reserve of 100.0%.

PROPERTY, PLANTS AND EQUIPMENT

We are domiciled in Chile and own the building located at Ahumada 251, Santiago, Chile that is approximately 65,000 square meters and serves as our executive offices and as the executive offices for most our subsidiaries. In addition, we own an approximately 15,000 square meter building located at Huerfanos 740, Santiago, Chile where the remainder of our executive offices are located. At December 31, 2004, we owned the properties on which 129 of our full-service branches are located (approximately 103,400 square meters of office space). We lease office space for our remaining 95 full-service branches, the New York and Miami branches, as well as for our representative offices. We also own properties throughout Chile for back office and administrative operations, as well as for storage of documents and other purposes. We believe that our facilities are adequate for our present needs and suitable for their intended purposes.

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
1+ 0.12

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

Due to the significant revaluation of the Chilean peso against the U.S. dollar in 2004 and 2003 (the published observed exchange rate was Ch$559.83 per U.S. $1.00 on December 31, 2004 as compared to Ch$599.42 and Ch$712.38 per U.S. $1.00 on December 31, 2003 and 2002, respectively), and the fact that nominal interest rates and the inflation rate were comparatively low in 2004 and 2003, most real interest rates on foreign currency assets and liabilities shown in the tables.

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

Nonperforming loans that are not yet 90 days or more overdue have been included in each of the various categories of loans, and therefore affect the various averages. Nonperforming loans consist of loans as to which either principal or interest is overdue (i.e., non accrual loans) and restructured loans earning no interest. Nonperforming loans that are 90 days or more overdue, or past due loans, are shown as a separate category of loans. Interest and/or indexation readjustments received on all non-performing loans during the periods are included as interest revenue.

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

The following tables show, by currency of denomination, average balances and, where applicable, interest amounts, nominal and real rates for our assets and liabilities for the years ended December 31, 2002, 2003 and 2004:

	Year Ended December 31,
	2002						2003						2004
	Average balance		Interest earned		Average nominal rate	Average real rate	Average balance		Interest earned		Average nominal rate	Average real rate	Average balance		Interest earned		Average nominal rate	Average real rate
	(in millions of constant Ch$ as of December 31, 2004, except percentages)
Assets
Interest earning assets
Interbank deposits
Ch$		—		—	—	—		—		—	—	—		—		—	—	—
UF		—		—	—	—		—		—	—	—		—		—	—	—
Foreign currency	Ch$	220,830	Ch$	4,059	1.84	7.52	Ch$	123,063	Ch$	1,866	1.52	(15.49)	Ch$	96,720	Ch$	2,362	2.44	(6.59)

Total		220,830		4,059	1.84	7.52		123,063		1,866	1.52	(15.49)		96,720		2,362	2.44	(6.59)

Financial investments
Ch$		470,666		28,043	5.96	3.05		800,071		28,387	3.55	2.45		988,338		26,278	2.66	0.22
UF		710,289		51,606	7.27	4.32		154,201		8,064	5.23	4.12		136,411		8,332	6.11	3.59
Foreign currency		703,395		54,931	7.81	13.83		869,376		(56,216)	—	—		709,463		4,833	0.68	(8.19)

Total		1,884,350		134,580	7.14	7.55		1,823,648		(19,765)	—	—		1,834,212		39,443	2.15	(2.78)

Commercial loans
Ch$		910,467		107,101	11.76	8.70		1,154,902		107,986	9.35	8.19		1,240,833		82,601	6.66	4.13
UF		1,858,256		158,387	8.52	5.55		1,799,963		110,067	6.11	4.99		1,924,005		139,391	7.24	4.70
Foreign currency		353,565		35,670	10.09	16.23		287,225		15,822	5.51	(12.16)		221,466		4,731	2.14	(6.87)

Total		3,122,288		301,158	9.65	7.68		3,242,090		233,875	7.21	4.61		3,386,304		226,723	6.70	3.73

Consumer loans
Ch$		374,660		87,719	23.41	20.03		404,652		83,100	20.54	19.26		609,856		118,557	19.44	16.61
UF		29,780		3,366	11.30	8.25		27,757		2,600	9.37	8.21		24,861		2,579	10.37	7.76
Foreign currency		—		—	—	—		—		—	—	—		—		—	—	—

Total		404,440		91,085	22.52	19.16		432,409		85,700	19.82	18.55		634,717		121,136	19.09	16.26

Interbank loans
Ch$		65,546		1,829	2.79	(0.03)		55,831		1,289	2.31	1.23		31,347		569	1.82	(0.60)
UF		—		—	—	—		—		—	—	—		—		—	—	—
Foreign currency		37,385		1,451	3.88	9.68		29,981		582	1.94	(15.13)		13,827		251	1.82	(7.16)

Total		102,931		3,280	3.19	3.50		85,812		1,871	2.18	(4.49)		45,174		820	1.82	(2.61)

Leasing contracts
Ch$		1,273		214	16.81	13.61		6,275		619	9.86	8.70		15,976		1,073	6.72	4.18
UF		176,684		21,803	12.34	9.26		213,619		21,515	10.07	8.91		252,010		25,999	10.32	7.70
Foreign currency		69,715		11,190	16.05	22.53		51,977		(4,793)	—	—		36,107		(154)	—	—

Total		247,672		33,207	13.41	13.02		271,871		17,341	6.38	7.20		304,093		26,918	8.85	6.60

Foreign trade loans
Ch$		6,102		288	4.72	1.85		45,733		1,979	4.33	3.22		89,130		3,090	3.47	1.01
UF		965		48	4.97	2.10		12,975		104	0.80	(0.27)		20,192		482	2.39	(0.04)
Foreign currency		626,561		4,341	0.69	6.31		611,977		2,353	0.38	(16.43)		573,591		16,894	2.95	(6.13)

Total		633,628		4,677	0.74	6.26		670,685		4,436	0.66	(14.78)		682,913		20,466	3.00	(5.02)

Mortgage loans
Ch$		—		—	—	—		—		—	—	—		—		—	—	—
UF		1,274,401		135,497	10.63	7.60		1,186,079		109,091	9.20	8.04		1,000,958		100,158	10.01	7.40
Foreign currency		—		—	—	—		—		—	—	—		—		—	—	—

Total		1,274,401		135,497	10.63	7.60		1,186,079		109,091	9.20	8.04		1,000,958		100,158	10.01	7.40

Contingent loans
Ch$		45,627		1,590	3.48	3.48		45,663		1,587	3.48	3.48		59,726		1,744	2.92	2.92
UF		128,682		1,646	1.28	1.28		131,443		1,687	1.28	1.28		185,579		1,910	1.03	1.03
Foreign currency		205,214		122	0.06	0.06		227,587		70	0.03	0.03		231,381		76	0.03	0.03

Total		379,523		3,358	0.88	0.88		404,693		3,344	0.83	0.83		476,686		3,730	0.78	0.78

Past due loans
Ch$		32,450		2,576	7.94	4.98		29,086		735	2.53	1.44		21,796		849	3.90	1.43
UF		105,108		402	0.38	(2.37)		100,137		926	0.92	(0.14)		72,061		788	1.09	(1.30)
Foreign currency		12,289		139	1.13	6.78		9,511		2	0.02	(16.73)		5,105		(21)	—	—

Total		149,847		3,117	2.08	(0.03)		138,734		1,663	1.20	(0.95)		98,962		1,616	1.63	(0.64)

Total interest earning assets
Ch$		1,906,791		229,360	12.03	8.96		2,542,213		225,682	8.88	7.72		3,057,002		234,761	7.68	5.12
UF		4,284,165		372,755	8.70	5.72		3,626,174		254,054	7.01	5.87		3,616,077		279,639	7.73	5.18
Foreign currency		2,228,954		111,903	5.02	10.88		2,210,697		(40,314)	—	—		1,887,660		28,972	1.53	(7.42)

Total	Ch$	8,419,910	Ch$	714,018	8.48%	7.82%	Ch$	8,379,084	Ch$	439,422	5.24%	4.89%	Ch$	8,560,739	Ch$	543,372	6.35%	2.38%

	Year Ended December 31,
	2002						2003						2004
	Average balance		Interest earned		Average nominal rate	Average real rate	Average balance		Interest earned		Average nominal rate	Average real rate	Average balance		Interest earned		Average nominal rate	Average real rate
	(in millions of constant Ch$ as of December 31, 2004, except percentages)
Assets
Non–interest earning assets
Cash and due from banks
Ch$	Ch$	507,116		—	—	—	Ch$	542,256		—	—	—	Ch$	517,795			—	—
UF		392		—	—	—		—		—	—	—		—			—	—
Foreign currency		69,523		—	—	—		115,660		—	—	—		147,087		—	—	—

Total		577,031		—	—	—		657,916		—	—	—		664,882		—	—	—

Allowances for loan losses
Ch$		(228,158)		—	—	—		(196,630)		—	—	—		(163,835)		—	—	—
UF		—		—	—	—		—		—	—	—		—		—	—	—
Foreign currency		(4,011)		—	—	—		(3,946)		—	—	—		(1,955)		—	—	—

Total		(232,169)		—	—	—		(200,576)		—	—	—		(165,790)		—	—	—

Fixed assets
Ch$		147,695		—	—	—		135,929		—	—	—		128,070		—	—	—
UF		—		—	—	—		—		—	—	—		—		—	—	—
Foreign currency		1,754		—	—	—		1,436		—	—	—		812		—	—	—

Total		149,449		—	—	—		137,365		—	—	—		128,882		—	—	—

Other assets
Ch$		244,798		—	—	—		217,865		—	—	—		306,916		—	—	—
UF		1,078		—	—	—		1,247		—	—	—		1,229		—	—	—
Foreign currency		132,096		—	—	—		66,820		—	—	—		104,368		—	—	—

Total		377,972		—	—	—		285,932		—	—	—		412,513		—	—	—

Total non–interest earning assets
Ch$		671,451		—	—	—		699,420		—	—	—		788,946		—	—	—
UF		1,470		—	—	—		1,247		—	—	—		1,229		—	—	—
Foreign currency		199,362		—	—	—		179,970		—	—	—		250,312		—	—	—

Total		872,283		—	—	—		880,637		—	—	—		1,040,487		—	—	—

Total assets
Ch$		2,578,242	Ch$	229,360	—	—		3,241,633	Ch$	225,682	—	—		3,845,948	Ch$	234,761	—	—
UF		4,285,635		372,755	—	—		3,627,421		254,054	—	—		3,617,306		279,639	—	—
Foreign currency		2,428,316		111,903	—	—		2,390,667		(40,314)	—	—		2,137,972		28,972	—	—

Total	Ch$	9,292,193	Ch$	714,018	—	—	Ch$	9,259,721	Ch$	439,422	—	—	Ch$	9,601,226	Ch$	543,372	—	—

	Year Ended December 31,
	2002						2003						2004
	Average balance		Interest paid		Average nominal rate	Average real rate	Average balance		Interest paid		Average nominal rate	Average real rate	Average balance		Interest paid		Average nominal rate	Average real rate
	(in millions of constant Ch$ as of December 31, 2004, except percentages)
Liabilities
Interest bearing liabilities
Interest bearing demand deposits
Ch$		—		—	—	—		—		—	—	—		—		—	—	—
UF		—		—	—	—		—		—	—	—		—		—	—	—
Foreign currency		—		—	—	—		—		—	—	—		—		—	—	—

Total		—		—	—	—		—		—	—	—		—		—	—	—

Savings accounts
Ch$		—		—	—	—		—		—	—	—		—		—	—	—
UF	Ch$	173,446	Ch$	7,412	4.27	1.41	Ch$	176,967	Ch$	2,987	1.69	0.61	Ch$	146,778	Ch$	3,256	2.22	(0.21)
Foreign currency		—		—	—	—		—		—	—	—		—		—	—	—

Total		173,446		7,412	4.27	1.41		176,967		2,987	1.69	0.61		146,778		3,256	2.22	(0.21)

Time deposits
Ch$		1,858,926		91,168	4.90	2.03		1,792,100		63,297	3.53	2.44		1,905,554		44,952	2.36	(0.07)
UF		966,785		50,722	5.25	2.36		798,875		19,248	2.41	1.33		710,255		26,223	3.69	1.23
Foreign currency		815,195		6,763	0.83	6.46		822,976		3,473	0.42	(16.40)		850,227		14,460	1.70	(7.26)

Total		3,640,906		148,653	4.08	3.11		3,413,951		86,018	2.52	(2.36)		3,466,036		85,635	2.47	(1.57)

Central Bank borrowings
Ch$		58,541		1,945	3.32	0.49		65,862		1,544	2.34	1.26		78,128		1,695	2.17	(0.25)
UF		4,133		368	8.90	5.92		3,393		201	5.92	4.80		2,594		154	5.94	3.42
Foreign currency		—		—	—	—		694		18	2.59	(14.59)		9,537		207	2.17	(6.84)

Total		62,674		2,313	3.69	0.85		69,949		1,763	2.52	1.28		90,259		2,056	2.28	(0.84)

Repurchase agreements
Ch$		217,715		6,031	2.77	(0.05)		218,500		5,262	2.41	1.32		328,898		4,000	1.22	(1.19)
UF		5,376		99	1.84	(0.95)		25,397		4	0.02	(1.04)		798		—	—	—
Foreign currency		161,716		6,791	4.20	10.02		115,826		3,649	3.15	(14.13)		95,136		3,811	4.01	(5.16)

Total		384,807		12,921	3.36	4.17		359,723		8,915	2.48	(3.82)		424,832		7,811	1.84	(2.07)

Mortgage finance bonds
Ch$		—		—	—	—		—		—	—	—		—		—	—	—
UF		1,312,999		122,467	9.33	6.33		1,051,414		77,613	7.38	6.24		914,065		74,721	8.17	5.61
Foreign currency		—		—	—	—		—		—	—	—		—		—	—	—

Total		1,312,999		122,467	9.33	6.33		1,051,414		77,613	7.38	6.24		914,065		74,721	8.17	5.61

Other interest bearing liabilities(1)
Ch$		37,361		4,943	13.23	10.12		44,380		8,342	18.80	17.54		57,408		617	1.07	(1.32)
UF		327,661		30,542	9.32	6.32		300,127		22,861	7.62	6.48		325,252		30,795	9.47	6.87
Foreign currency		410,257		4,221	1.03	6.67		696,406		841	0.12	(16.65)		663,297		10,009	1.51	(7.44)

Total		775,279		39,706	5.12	6.69		1,040,913		32,044	3.08	(8.52)		1,045,957		41,421	3.96	(2.65)

Total interest bearing liabilities
Ch$		2,172,543		104,087	4.79	1.92		2,120,842		78,445	3.70	2.60		2,369,988		51,264	2.16	(0.26)
UF		2,790,400		211,610	7.58	4.63		2,356,173		122,914	5.22	4.10		2,099,742		135,149	6.44	3.91
Foreign currency		1,387,168		17,775	1.28	6.94		1,635,902		7,981	0.49	(16.34)		1,618,197		28,487	1.76	(7.21)

Total	Ch$	6,350,111	Ch$	333,472	5.25%	4.21%	Ch$	6,112,917	Ch$	209,340	3.42%	(1.89)%	Ch$	6,087,927	Ch$	214,900	3.53%	(0.67)%

(1)	Other interest bearing liabilities primarily include foreign borrowings, subordinated bonds, bonds and borrowings from domestic financial institutions.

	Year Ended December 31,
	2002						2003						2004
	Average balance		Interest paid		Average nominal rate	Average real rate	Average balance		Interest paid		Average nominal rate	Average real rate	Average balance		Interest paid		Average nominal rate	Average real rate
	(in millions of constant Ch$ as of December 31, 2004, except percentages)
Liabilities
Non–interest bearing liabilities
Non–interest bearing demand deposits
Ch$	Ch$	1,237,288		—	—	—	Ch$	1,394,440		—	—	—	Ch$	1,519,407		—	—	—
UF		13,598		—	—	—		11,734		—	—	—		35,955		—	—	—
Foreign currency		382,692		—	—	—		467,453		—	—	—		533,147		—	—	—

Total		1,633,578		—	—	—		1,873,627		—	—	—		2,088,509		—	—	—

Contingent liabilities
Ch$		45,571		—	—	—		45,536		—	—	—		59,499		—	—	—
UF		128,543		—	—	—		131,025		—	—	—		185,273		—	—	—
Foreign currency		205,645		—	—	—		228,123		—	—	—		233,579		—	—	—

Total		379,759		—	—	—		404,684		—	—	—		478,351		—	—	—

Other non–interest bearing
Ch$		114,569		—	—	—		110,122		—	—	—		193,742		—	—	—
UF		4,938		—	—	—		3,812		—	—	—		4,816		—	—	—
Foreign currency		182,060		—	—	—		85,864		—	—	—		99,956		—	—	—

Total		301,567		—	—	—		199,798		—	—	—		298,514		—	—	—

Shareholders’ equity
Ch$		627,178		—	—	—		668,695		—	—	—		647,925		—	—	—
UF		—		—	—	—		—		—	—	—		—		—	—	—
Foreign currency		—		—	—	—		—		—	—	—		—		—	—	—

Total		627,178		—	—	—		668,695		—	—	—		647,925		—	—	—

Total non–interest bearing liabilities and shareholders’ equity
Ch$		2,024,606		—	—	—		2,218,793		—	—	—		2,420,573		—	—	—
UF		147,079		—	—	—		146,571		—	—	—		226,044		—	—	—
Foreign currency		770,397		—	—	—		781,440		—	—	—		866,682		—	—	—

Total		2,942,082		—	—	—		3,146,804		—	—	—		3,513,299		—	—	—

Total liabilities and shareholders’ equity
Ch$		4,197,149	Ch$	104,087	—	—		4,339,635	Ch$	78,445	—	—		4,790,561	Ch$	51,264	—	—
UF		2,937,479		211,610	—	—		2,502,744		122,914	—	—		2,325,786		135,149	—	—
Foreign currency		2,157,565		17,775	—	—		2,417,342		7,981	—	—		2,484,879		28,487	—	—

Total	Ch$	9,292,193	Ch$	333,472	—	—	Ch$	9,259,721	Ch$	209,340	—	—	Ch$	9,601,226	Ch$	214,900	—	—

Interest Earning Assets and Net Interest Margin

The following table analyzes, by currency of denomination, the levels of our average interest earning assets and net interest, and illustrates the comparative margins obtained, for each of the periods indicated.

	Year Ended December 31,
	2002		2003		2004
	(in millions of constant Ch$ as of December 31, 2004, except for percentages)
Total average interest earning assets
Ch$	Ch$	1,906,791	Ch$	2,542,213	Ch$	3,057,002
UF		4,284,165		3,626,174		3,616,077
Foreign currency		2,228,954		2,210,697		1,887,660

Total		8,419,910		8,379,084		8,560,739

Net interest earned(1)
Ch$		125,273		147,237		183,497
UF		161,145		131,140		144,490
Foreign currency		94,128		(48,295)		485

Total	Ch$	380,546	Ch$	230,082	Ch$	328,472

Net interest margin, nominal basis(2)
Ch$		6.57%		5.79%		6.00%
UF		3.76		3.62		4.00
Foreign currency		4.22		(2.18)		0.03

Total		4.52%		2.75%		3.84%

(1)	Net interest earned is defined as interest revenue earned less interest expense incurred.

(2)	Net interest margin, nominal basis is defined as net interest earned divided by average interest earning assets.

Changes in Net Interest Revenue—Volume and Rate Analysis

The following tables compare, by currency of denomination, changes in our net interest revenue between 2003 and 2004 and between 2002 and 2003 caused by (1) changes in the average volume of interest earning assets and interest bearing liabilities and (2) changes in their respective nominal interest rates. Volume and rate variances have been calculated based on movements in average balances over the period and changes in nominal interest rate, average interest earning assets and average interest bearing liabilities. The net change attributable to changes in both volume and rate has been allocated proportionately to the change in volume and the change in rate.

	Increase (Decrease) from 2002 to 2003 due to changes in				Net change from 2002 to 2003		Increase (Decrease) from 2003 to 2004 due to changes in				Net change from 2003 to 2004
	Volume		Rate				Volume		Rate
	(in millions of constant Ch$ as of December 31, 2004)
Assets
Interest earning assets
Interbank deposits
Ch$		—		—		—		—		—		—
UF		—		—		—		—		—		—
Foreign currency	Ch$	(1,572)	Ch$	(621)	Ch$	(2,193)	Ch$	(463)	Ch$	959	Ch$	496

Total		(1,572)		(621)		(2,193)		(463)		959		496

Financial investments
Ch$		14,595		(14,251)		344		5,869		(7,978)		(2,109)
UF		(32,065)		(11,477)		(43,542)		(994)		1,262		268
Foreign currency		10,487		(121,634)		(111,147)		—		61,049		61,049

Total		(6,983)		(147,362)		(154,345)		4,875		54,333		59,208

Commercial loans
Ch$		25,410		(24,525)		885		7,560		(32,945)		(25,385)
UF		(4,828)		(43,492)		(48,320)		7,966		21,358		29,324
Foreign currency		(5,804)		(14,044)		(19,848)		(3,019)		(8,072)		(11,091)

Total		14,778		(82,061)		(67,283)		12,507		(19,659)		(7,152)

Consumer loans
Ch$		6,682		(11,301)		(4,619)		40,106		(4,649)		35,457
UF		(218)		(548)		(766)		(286)		265		(21)
Foreign currency		—		—		—		—		—		—

Total		6,464		(11,849)		(5,385)		39,820		(4,384)		35,436

Interbank loans
Ch$		(249)		(291)		(540)		(484)		(236)		(720)
UF		—		—		—		—		—		—
Foreign currency		(247)		(622)		(869)		(295)		(36)		(331)

Total		(496)		(913)		(1,409)		(779)		(272)		(1,051)

Leasing contracts
Ch$		526		(121)		405		704		(250)		454
UF		4,112		(4,400)		(288)		3,949		535		4,484
Foreign currency		(2,270)		(13,713)		(15,983)		—		4,639		4,639

Total		2,368		(18,234)		(15,866)		4,653		4,924		9,577

Foreign trade loans
Ch$		1,717		(26)		1,691		1,569		(458)		1,111
UF		128		(72)		56		83		295		378
Foreign currency		(99)		(1,889)		(1,988)		(157)		14,698		14,541

Total		1,746		(1,987)		(241)		1,495		14,535		16,030

Mortgage loans
Ch$		—		—		—		—		—		—
UF		(8,961)		(17,445)		(26,406)		(17,984)		9,051		(8,933)
Foreign currency		—		—		—		—		—		—

Total		(8,961)		(17,445)		(26,406)		(17,984)		9,051		(8,933)

Contingent loans
Ch$		1		(4)		(3)		437		(280)		157
UF		35		6		41		602		(379)		223
Foreign currency		12		(64)		(52)		1		5		6

Total		48		(62)		(14)		1,040		(654)		386

Past due loans
Ch$		(243)		(1,598)		(1,841)		(216)		330		114
UF		(20)		544		524		(288)		150		(138)
Foreign currency		(26)		(111)		(137)		(1)		(22)		(23)

Total		(289)		(1,165)		(1,454)		(505)		458		(47)

Total interest earning assets
Ch$		48,439		(52,117)		(3,678)		55,545		(46,466)		9,079
UF		(41,817)		(76,884)		(118,701)		(6,952)		32,537		25,585
Foreign currency		481		(152,698)		(152,217)		(3,934)		73,220		69,286

Total	Ch$	7,103	Ch$	(281,699)	Ch$	(274,596)	Ch$	44,659	Ch$	59,291	Ch$	103,950

	Increase (Decrease) from 2002 to 2003 due to changes in				Net change from 2002 to 2003		Increase (Decrease) from 2003 to 2004 due to changes in				Net change from 2003 to 2004
	Volume		Rate				Volume		Rate
	(in millions of constant Ch$ as of December 31, 2004)
Liabilities
Interest bearing liabilities
Interest bearing demand deposits
Ch$		—		—		—		—		—		—
UF		—		—		—		—		—		—
Foreign currency		—		—		—		—		—		—

Total		—		—		—		—		—		—

Savings accounts
Ch$		—		—		—		—		—		—
UF	Ch$	148	Ch$	(4,573)	Ch$	(4,425)	Ch$	(566)	Ch$	835	Ch$	269
Foreign currency		—		—		—		—		—		—

Total		148		(4,573)		(4,425)		(566)		835		269

Time deposits
Ch$		(3,173)		(24,698)		(27,871)		3,794		(22,139)		(18,345)
UF		(7,651)		(23,823)		(31,474)		(2,331)		9,306		6,975
Foreign currency		64		(3,354)		(3,290)		119		10,868		10,987

Total		(10,760)		(51,875)		(62,635)		1,582		(1,965)		(383)

Central Bank borrowings
Ch$		222		(623)		(401)		272		(121)		151
UF		(58)		(109)		(167)		(47)		—		(47)
Foreign currency		—		18		18		192		(3)		189

Total		164		(714)		(550)		417		(124)		293

Repurchase agreements
Ch$		22		(791)		(769)		1,994		(3,256)		(1,262)
UF		80		(175)		(95)		(2)		(2)		(4)
Foreign currency		(1,671)		(1,471)		(3,142)		(722)		884		162

Total		(1,569)		(2,437)		(4,006)		1,270		(2,374)		(1,104)

Mortgage finance bonds
Ch$		—		—		—		—		—		—
UF		(21,913)		(22,941)		(44,854)		(10,736)		7,844		(2,892)
Foreign currency		—		—		—		—		—		—

Total		(21,913)		(22,941)		(44,854)		(10,736)		7,844		(2,892)

Other interest bearing liabilities
Ch$		1,049		2,350		3,399		1,901		(9,626)		(7,725)
UF		(2,419)		(5,262)		(7,681)		2,033		5,901		7,934
Foreign currency		1,797		(5,177)		(3,380)		(42)		9,210		9,168

Total		427		(8,089)		(7,662)		3,892		5,485		9,377

Total interest bearing liabilities
Ch$		(1,880)		(23,762)		(25,642)		7,961		(35,142)		(27,181)
UF		(31,813)		(56,883)		(88,696)		(11,649)		23,884		12,235
Foreign currency		190		(9,984)		(9,794)		(453)		20,959		20,506

Total	Ch$	(33,503)	Ch$	(90,629)	Ch$	(124,132)	Ch$	(4,141)	Ch$	9,701	Ch$	5,560

Investment Portfolio

The following table sets forth our investment in Chilean government and corporate securities and certain other financial investments as of December 31, 2002, 2003 and 2004. Financial investments traded on a secondary market are shown adjusted to market value, following specific instructions from the Chilean Superintendency of Banks. These instructions provide for the recognition of such adjustments against income except in the case of a permanent portfolio, where an equity account, “Unrealized gains (losses) on permanent financial investments,” may be directly adjusted, subject to certain restrictions.

	December 31,						Weighted Average Nominal Rate
	2002		2003		2004		at December 31, 2004
	(in millions of constant Ch$ as of December 31, 2004, except for rate data)
Central Bank and Government Securities
Marketable debt securities	Ch$	614,044	Ch$	992,611	Ch$	903,733	2.83%
Marketable debt securities with limited secondary market		280,282		—		—	—
Chilean government securities		5,670		42,894		9,923	4.21
Investments purchased under agreements to resell		33,311		30,402		26,310	2.47
Investments collateral under agreements to repurchase		201,909		332,690		169,982	5.15

Subtotal		1,135,216		1,398,597		1,109,948	3.19

Corporate Securities and Other Financial Investments
Investments in Chilean financial institutions		46,631		135,244		43,203	4.66
Foreign government notes		52,908		34,453		28,298	2.16
Investments in foreign countries		286,887		191,223		137,288	3.36
Other financial investments		49,326		109,024		111,336	6.85
Investments collateral under agreements to repurchase		84,293		95,691		177,200	7.47

Subtotal		520,045		565,635		497,325	5.65

Total	Ch$	1,655,261	Ch$	1,964,232	Ch$	1,607,273	3.95%

At December 31, 2004, financial instruments issued by the Central Bank were the only financial instruments we held whose aggregate book value exceeded 10% of our shareholders’ equity. These financial instruments are accounted for in the audited consolidated financial statements at market value. See note 1(f) to our audited consolidated financial statements. The value of such investments at December 31, 2004 is as follows:

Issuer	Carrying Value		Market Value
	(in millions of constant Ch$ as of December 31, 2004)
Central Bank	Ch$	1,100,025	Ch$	1,100,025

The following table sets forth an analysis of our investments at December 31, 2004, by time remaining to maturity and the weighted average nominal rates of such investments:

	Within one year(1)		Rate	After one year but within five years		Rate	After five years	Rate	Total		Rate
	(in millions of constant Ch$ as of December 31, 2004, except for rate data)
Central Bank and Government Securities
Marketable debt securities	Ch$	903,733	2.83%		—	—	—	—	Ch$	903,733	2.83%
Chilean government securities		9,923	4.21		—	—	—	—		9,923	4.21
Investments purchased under agreements to resell		26,310	2.47		—	—	—	—		26,310	2.47
Investments collateral under agreements to repurchase		169,982	5.15		—	—	—	—		169,982	5.15

Subtotal		1,109,948	3.19		—	—	—	—		1,109,948	3.19

Corporate Securities and Other Financial Investments
Investments in Chilean financial institutions		43,203	4.66		—	—	—	—		43,203	4.66
Foreign government notes		28,298	2.16		—	—	—	—		28,298	2.16
Investments in foreign countries		133,309	3.37	Ch$	3,979	2.99%	—	—		137,288	3.36
Other financial investments		109,520	6.84		1,816	7.70	—	—		111,336	6.85
Investments collateral under agreements to repurchase		177,200	7.47		—	—	—	—		177,200	7.47

Subtotal		491,530	5.66		5,795	4.47	—	—		497,325	5.65

Total	Ch$	1,601,478	3.95%	Ch$	5,795	4.47%	—	—	Ch$	1,607,273	3.95%

(1)	In accordance with the regulations of the Chilean Superintendency of Banks, trading investments are classified as due within 1 year.

The following table sets forth an analysis under U.S. GAAP of investments held to maturity by type:

	As of December 31,
	2002						2003						2004
Instruments	Carrying Value		Unrealized Gains (Losses)		Estimated Fair Value		Carrying Value		Unrealized Gains (Losses)		Estimated Fair Value		Carrying Value		Unrealized Gains (Losses)		Estimated Fair Value
	(in millions of constant Ch$ as of December 31, 2004)
U.S. government debt securities	Ch$	40,436	Ch$	5	Ch$	40,441	Ch$	21,542	Ch$	4	Ch$	21,546	Ch$	16,819	Ch$	(2)	Ch$	16,817
Chilean government securities		284,443		5		284,448		—		—		—		—		—		—

Total	Ch$	324,879	Ch$	10	Ch$	324,889	Ch$	21,542	Ch$	4	Ch$	21,546	Ch$	16,819	Ch$	(2)	Ch$	16,817

Loan Portfolio

The following table analyzes our loans by type of loan and risk classification. All loan amounts stated below are before deduction of allowances for loan losses. Total loans reflect our loan portfolio, including past due principal amounts.

	December 31,
	2000		2001		2002		2003		2004
	(in millions of constant Ch$ as of December 31, 2004)
Commercial loans:
General commercial loans	Ch$	1,748,903	Ch$	1,726,300	Ch$	2,711,533	Ch$	2,708,178	Ch$	2,867,288
Foreign trade loans		404,558		402,131		633,232		674,737		599,051
Interbank loans		29,786		25,315		56,750		13,554		15,198
Leasing contracts		184,961		178,241		257,874		275,680		343,853
Other outstanding loans		376,907		341,395		400,932		452,018		936,202

Subtotal commercial loans		2,745,115		2,673,382		4,060,321		4,124,167		4,761,592

Mortgage loans:
Residential		390,006		443,739		601,239		619,202		443,835
Commercial		433,613		417,777		627,883		537,029		376,047

Subtotal mortgage loans		823,619		861,516		1,229,122		1,156,231		819,882

Consumer loans		208,195		222,040		544,014		603,402		691,851

Past due loans:
Commercial loans		47,071		40,560		133,694		92,812		67,758
Residential mortgage loans		4,818		6,720		10,606		11,460		12,605
Consumer loans		3,116		2,912		4,709		3,454		3,693
Leasing contracts		806		469		1,037		415		629

Subtotal past due loans		55,811		50,661		150,046		108,141		84,685

Contingent loans		276,146		307,089		395,224		419,852		530,901

Total loans	Ch$	4,108,886	Ch$	4,114,688	Ch$	6,378,727	Ch$	6,411,793	Ch$	6,888,911

The loan categories are as follows:

Commercial loans are short-term and long-term loans made to companies or businesses at variable or fixed interest rates in order to finance working capital or investments.

Consumer loans are loans to individuals, made principally in Chilean pesos or UF, generally on a fixed rate basis, to finance the purchase of consumer goods or to pay for services. Credit card balances subject to interest charges are also included in this category.

Mortgage loans are inflation indexed, fixed rate, long-term loans with monthly payments of principal and interest secured by a real property mortgage. These loans are financed through the issuance of mortgage finance bonds. At the time of its issuance, the amount of a mortgage loan cannot be more than 75% of the value of the mortgaged property.

Foreign trade loans are fixed rate, short-term loans made in foreign currencies (principally U.S. dollars) to finance imports and exports.

Leasing contracts are agreements for financing leases of capital equipment and other property.

Other outstanding loans principally include bills of exchange, other mortgage loans which are financed by our general borrowings and factoring.

Past due loans represent loans or portions of loans that are overdue as to any payment of principal or interest by 90 days or more.

Contingent loans consist of open and unused letters of credit together with guarantees granted by us in Chilean pesos, UF and foreign currencies (principally U.S. dollars). Unlike U.S. GAAP, Chilean GAAP requires such loans to be included on a bank’s balance sheet. See note 28 to our consolidated audited financial statements).

Any collateral provided generally consists of a mortgage on real estate, a pledge of marketable securities, a letter of credit or cash. The existence and amount of collateral varies from loan to loan.

Maturity and Interest Rate Sensitivity of Loans as of December 31, 2004

The following table sets forth an analysis by type and time remaining to maturity of our loans at December 31, 2004:

	Balance as of December 31, 2004		Due within 1 month		Due after 1 month but within 6 months		Due after 6 months but within 12 months		Due after 1 year but within 3 years		Due after 3 years but within 5 years		Due after 5 years
	(in millions of constant Ch$ as of December 31, 2004)
Commercial loans	Ch$	2,867,288	Ch$	482,211	Ch$	810,011	Ch$	301,144	Ch$	549,327	Ch$	311,146	Ch$	413,449
Consumer loans		691,851		244,720		100,054		96,776		210,198		35,060		5,043
Mortgage loans		819,882		11,035		31,928		38,548		152,131		142,722		443,518
Foreign trade loans		599,051		145,714		372,900		58,062		10,453		4,894		7,028
Interbank loans		15,198		12,503		1,674		1,021		—		—		—
Leasing contracts		343,853		15,017		35,754		40,524		114,151		65,663		72,744
Other outstanding loans		936,202		141,918		68,211		26,248		99,896		97,459		502,470
Past due loans		84,685		84,685		—		—		—		—		—

Subtotal		6,358,010		1,137,803		1,420,532		562,323		1,136,156		656,944		1,444,252
Contingent loans		530,901		256,487		86,802		54,778		104,079		27,220		1,535

Total loans	Ch$	6,888,911	Ch$	1,394,290	Ch$	1,507,334	Ch$	617,101	Ch$	1,240,235	Ch$	684,164	Ch$	1,445,787

The following table presents the interest rate sensitivity of our outstanding loans due after one year as of December 31, 2004, not including contingent loans:

	As of December 31, 2004
	(in millions of constant Ch$ as of December 31, 2004)
Variable rate
Ch$	Ch$	76,271
UF		898,125
Foreign currency		132,003

Total		1,106,399
Fixed rate
Ch$		450,160
UF		1,668,071
Foreign currency		12,722

Total		2,130,953

Total	Ch$	3,237,352

Loans by Economic Activity

The following table sets forth, at the dates indicated, an analysis of our loan portfolio based on the borrower’s principal economic activity. Loans to individuals for business purposes are allocated to their respective economic activity. The table does not reflect outstanding contingent loans.

	As of December 31,
	2002			2003			2004
	Loan Portfolio		% of loan Portfolio	Loan Portfolio		% of loan Portfolio	Loan Portfolio		% of loan Portfolio
	(in millions of constant Ch$ as of December 31, 2004, except for percentages)
Agriculture, Livestock, Forestry, Agribusiness, Fishing:
Agriculture and livestock	Ch$	203,262	3.40%	Ch$	210,900	3.52%	Ch$	210,324	3.31%
Fruit		170,474	2.85		163,222	2.72		168,238	2.65
Forestry and wood extraction		31,627	0.53		17,957	0.30		19,315	0.30
Fishing		98,611	1.65		93,718	1.56		101,264	1.59

Subtotal		503,974	8.43		485,797	8.10		499,141	7.85
Mining and Petroleum:
Mining and quarries		96,416	1.61		109,093	1.82		25,042	0.39
Natural gas and crude oil extraction		39,440	0.66		13,939	0.23		8,355	0.13

Subtotal		135,856	2.27		123,032	2.05		33,397	0.52
Manufacturing:
Tobacco, food and beverages		169,453	2.83		163,205	2.72		137,690	2.17
Textiles, clothing and leather goods		71,311	1.19		68,745	1.15		67,776	1.07
Wood and wood products		53,941	0.90		62,535	1.04		47,087	0.74
Paper, printing and publishing		20,673	0.35		17,781	0.30		24,224	0.38
Oil refining, carbon and rubber		63,112	1.05		69,854	1.17		82,360	1.30
Production of basic metal, non-mineral, machine and equipment		159,303	2.66		170,225	2.84		242,003	3.81
Other manufacturing industries		73,885	1.23		74,455	1.24		47,473	0.75

Subtotal		611,678	10.21		626,800	10.46		648,613	10.22
Electricity, Gas and Water:
Electricity, gas and water		79,151	1.32		73,875	1.23		58,265	0.92

Subtotal		79,151	1.32		73,875	1.23		58,265	0.92
Construction:
Residential buildings		154,706	2.59		142,017	2.37		164,864	2.59
Other constructions		257,803	4.31		344,588	5.75		327,782	5.16

Subtotal		412,509	6.90		486,605	8.12		492,646	7.75
Commerce:
Wholesale		268,379	4.49		293,427	4.90		265,076	4.17
Retail, restaurants and hotels		440,384	7.36		431,860	7.21		486,299	7.65

Subtotal		708,763	11.85		725,287	12.11		751,375	11.82
Transport, Storage and Communications:
Transport and storage		116,180	1.94		129,240	2.16		159,426	2.50
Communications		27,585	0.46		41,424	0.69		34,810	0.55

Subtotal		143,765	2.40		170,664	2.85		194,236	3.05
Financial Services:
Financial insurance and companies		630,452	10.54		540,512	9.02		601,776	9.45
Real estate and other financial services		545,598	9.12		587,778	9.81		664,854	10.46

Subtotal		1,176,050	19.66		1,128,290	18.83		1,266,630	19.91
Community, Social and Personal Services:
Community, social and personal services		303,296	5.06		283,342	4.73		257,975	4.05

Subtotal		303,296	5.06		283,342	4.73		257,975	4.05
Consumer Loans		768,617	12.85		748,362	12.49		878,201	13.81
Residential Mortgage Loans		1,139,844	19.05		1,139,887	19.03		1,277,531	20.10

Total	Ch$	5,983,503	100.00%	Ch$	5,991,941	100.00%	Ch$	6,358,010	100.00%

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

	As of December 31,
	2002		2003		2004
	(in millions of constant Ch$ as of December 31, 2004)
Albania	Ch$	36	Ch$	—	Ch$	—
Argentina		30,832		11,637		6,192
Australia		—		—		9
Austria		47		319		154
Belgium		445		392		401
Bolivia		183		6		—
Brazil		54,965		45,660		52,672
British West Indies		27,717		11,118		7,250
Canada		988		647		425
China		7,819		9,181		22,774
Colombia		6,563		2,652		5,436
Denmark		72		22		6
Ecuador		88		315		165
El Salvador		49		36		2,400
Finland		264		1,147		4,025
France		15,978		17,488		13,815
Germany		866		3,853		4,668
Holland		1,236		134		148
Hong Kong		229		1,533		231
India		559		4,768		2,545
Israel		12		—		1
Italy		551		960		3,594
Japan		2,231		12,950		10,924
Korea		3,301		—		—
Kuwait		18		—		—
Malaysia		—		18		—
Mauricio		—		—		13
Mexico		49,814		38,131		28,602
Monaco		—		31		—
Morocco		—		42		32
Netherlands		—		4,404		—
New Zealand		—		129		3
Norway		—		1,131		12
Panama		12,887		6,238		4,553
Peru		20,417		7,999		16,499
Portugal		—		111		518
Singapore		4,445		40		51
Slovenia		—		57		—
South Africa		264		43		—
South Korea		562		1,195		16,492
Spain		4,924		6,349		5,453
Switzerland		278		566		96
Sweden		1,589		1,521		1,524
Taiwan		528		108		2,029
United Arab Emirates		217		530		609
United Kingdom		6,985		2,692		39,543
United States		28,771		16,009		24,787
Uruguay		2		3,111		—
Venezuela		—		6,173		5,634
Yugoslavia		161		—		—

Total	Ch$	286,893	Ch$	221,446	Ch$	284,285

We also maintain deposits abroad, as needed to conduct our foreign trade transactions and manage liquidity. The table below lists the largest amounts of foreign deposits by country at the end of the past three years:

	December 31,
	2002		2003		2004
	(in millions of constant Ch$ as of December 31, 2004)
Australia	Ch$	41	Ch$	45	Ch$	56
Austria		42		64		2
Belgium		75		208		108
Canada		274		376		252
China		—		166		169
Denmark		686		517		65
Finland		13		8		11
France		73		206		423
Germany		2,451		4,362		4,207
Italy		894		1,500		2,094
Japan		339		867		1,201
Netherlands		91		242		149
Norway		43		31		50
Spain		82		182		176
Sweden		123		86		3
Switzerland		236		201		205
United Kingdom		378		445		694
United States		89,789		89,112		115,575

Total	Ch$	95,630	Ch$	98,618	Ch$	125,440

Credit Review Process

Our credit review system requires that two or more loan officers approve any loan to our customers, and that at least one of the loan officers has sufficient authority to cover our total risk exposure with respect to that customer.

The evaluation of total customer credit risk takes into account the direct risk outstanding, the added risk involved in the proposed transaction, the indirect risks associated with guarantees or security given by the customer and the risk associated with other entities or individuals who have a direct or indirect affiliation with the customer, including, in each case, outstanding principal (adjusted for inflation), interest and the balance of any unused lines of credit and other credit transactions approved but not completed.

Transactions in which the total customer credit risk is more than UF 150,000 (approximately Ch$2,598 million) require the approval of a credit committee, which includes three directors and our chief executive officer. Transactions in which the total customer credit risk is equal to or less than UF 150,000 may be approved by other executives, depending on the amount involved, as follows:

Approved by	Limit in UF
Credit committee including members of the board of directors	up to legal limits
Chief executive officer and chairman	up to UF 250,000
Chief executive officer	up to UF 150,000
Senior credit risk officer	up to UF 125,000
Executive credit risk officers	up to UF 100,000
Other credit risk officers	up to UF 60,000
Executive vice president of corporate banking	up to UF 50,000
Other department heads	up to UF 15,000
Other officers	under UF 10,000

In addition to reviewing the credit limit, the business area extending the credit must review the terms of the loan, the interest rate and any security to be obtained.

To evaluate a customer’s credit risk, our commercial executives use various databases that provide information such as the customer’s profile, indebtedness to us, financial statements, monthly sales information, profitability reports, indebtedness to other Chilean financial institutions and payment history with other creditors. For this purpose, the Chilean Superintendency of Banks makes information regarding a customer’s indebtedness within the financial system available to banks. For individual customers, scoring and other automated systems are used to determine the customer’s profile and payment capacity in terms of income, education, family obligations, other financial obligations and other factors.

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

Classification of Loan Portfolio and Allowances for Loan Losses under the Previous Guidelines

Prior to January 1, 2004, when the Chilean Superintendency of Banks amended its guidelines, banks classified their loan portfolios and determined allowances for loan losses using different guidelines. For a description of the new classifications in effect under the amended guidelines and the categories and allowance percentages under the amended guidelines, see “—Regulation and Supervision.”

Classification of Loan Portfolio under the Previous Guidelines

Under the previous guidelines, loans were divided into consumer loans, residential mortgage loans and commercial loans (which included all loans other than consumer loans and residential mortgage loans). In the case of commercial loans, the classification was based on the estimated losses on all loans outstanding to the borrower, as determined by the bank. In the case of consumer and residential mortgage loans, the extent to which payments were overdue determined the classification. Commercial and consumer loans were rated under the previous guidelines as A, B, B-, C or D, while residential mortgage loans were rated only as A, B or B- (due to collateral).

The allowances required for each category of loans under the previous guidelines were as follows:

	Commercial loans range of estimated losses		Consumer loans past due status(1)		Residential mortgage loans past due status(1)		Allowances as a percentage of aggregate exposure
Category	From	To	From	To	From	To
			(Days)		(Days)
A	—	—	—	—	—	—	—
B	1%	5%	1	30	1	180	1%
B-	5	39	31	60	181	>81	20
C	40	79	61	120	—	—	60
D	80%	100%	>121	121	—	—	90%

(1)	In addition, we maintained additional allowances for consumer and residential mortgage loans, including renegotiated loans.

The previous guidelines applicable to commercial loans required that we classify the greater of:

•	the commercial loans outstanding to our 400 largest debtors; or

•	the commercial loans outstanding to our largest debtors, aggregating 75% of the total amount of loans included in our commercial loan portfolio.

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

According to our internal credit policies, we classified our loans through December 31, 2003 using the previous guidelines. The criteria for determining the range of estimated losses for purposes of the classification of commercial loans was as follows:

Category A:	A borrower’s loans were Category “A” if we had no doubt as to the borrower’s ability to repay the loans in a timely manner, except to the extent reflected in the loan’s original terms, including all interest due, and the revenues generated from the business of the borrower are sufficient to service the debt. If the borrower’s business did not generate the revenues needed for debt service, or if repayment depended on revenues generated by another entity, its loans were not included in this category, even if fully secured.

Category B:	This category included loans outstanding to borrowers who had shown some degree of non-compliance with their obligations under the original conditions of their loans, but whose past financial records and market history indicated that such non-compliance should be temporary and, in any case, should not significantly affect the terms for repayment. This category also included loans to customers involved in economic activities that represented a higher risk for us. Category “B” was also the highest category for loans outstanding to borrowers whose source of repayment depended on revenues generated by another entity, and loans outstanding to borrowers whose business did not generate the revenues needed for debt service, but only if the loans were fully secured.

Category B-:	Loans included in this category were principally loans outstanding to borrowers who were experiencing financial difficulties and whose operational revenues or liquid assets were insufficient to service the loans and where the security for the loan covered 61% to 95% of the outstanding amount. Also included in this category were loans outstanding to borrowers whose financial history was insufficient or difficult to establish. Loans bearing interest rates that, due to our cost of funds, generate a financial loss of between 5% and 39% of the outstanding amount were also included in this category. Our internal guidelines prohibited us from categorizing as better than B - any loan to a customer for which the loan was currently subject to legal collection proceedings even if the customer’s loan was more than fully secured.

Category C:	This category included loans outstanding to borrowers who were experiencing serious financial difficulties and whose operational revenues or liquid assets were insufficient to service the loans and where the security for the loan would cover 21% to 60% of the outstanding amount. Loans bearing interest rates that, due to our cost of funds, generate a financial loss of between 40% and 79% of the outstanding amount were also included in this category. We expected to suffer some degree of loss with respect to loans to borrowers in this category.

Category D:	This category included loans outstanding to borrowers for which the estimated recovery amount on all loans is 20% or less. A charge-off of most of these outstanding loans was expected.

Allowances for Loan Losses under the Previous Guidelines

Under the previous guidelines, the minimum required allowances for loan losses was the greater of (1) a bank’s global allowances for loan losses and (2) its aggregate individual allowances for loan losses. Additionally, a bank was permitted to maintain voluntary allowances in excess of the required minimum so as to provide additional coverage for potential loan losses. We historically followed the practice of maintaining voluntary allowances.

Global allowances for loan losses. Under the previous guidelines, the amount of global allowances for loan losses required to be maintained by a bank was equal to the aggregate amount of its outstanding loans multiplied by the greater of (1) the bank’s risk index, as defined below, and (2) 0.75%.

A bank’s risk index was based on the classification of its loans, determined as described above. Under the previous guidelines, the index was computed as follows. First, the aggregate amount of evaluated loans in each category from A through D was multiplied by the corresponding required percentage determining allowances for loan losses. The percentages under the previous guidelines were as follows:

Category	Provision Percentage
A	0%
B	1
B-	20
C	60
D	90%

The risk index itself was then calculated by dividing (1) the aggregate amount so calculated by (2) the aggregate amount (i.e., the outstanding principal, whether or not past due, and accrued and unpaid interest) of all evaluated loans.

The chart below illustrates the evolution of our consolidated risk index over the last five years under the previous guidelines, with the exception of 2004:

Consolidated Risk Index At December 31,
2000	2.01%
2001	2.42
2002	3.00
2003	2.36
2004(1)	2.23%

(1)	The new guidelines determine the risk index, by dividing allowances for loan losses by total loans.

The chart below illustrates the evolution of our unconsolidated risk index over the last five years years under the previous guidelines, with the exception of 2004:

Unconsolidated Risk Index At December 31,
2000	2.05%
2001	2.48
2002	3.10
2003	2.41
2004(1)	2.23%

(1)	The new guidelines determine the risk index, by dividing allowances for loan losses by total loans.

According to the Chilean Superintendency of Banks, the average risk index of all financial institutions in Chile, both foreign and domestic, was 2.01% as of October 31, 2004. At the same date, our average unconsolidated risk index was 2.39%. Our average unconsolidated risk index has continued to improve since 2002 when it was highest as a result of our merger with Banco de A. Edwards in that year. As of October 31, 2004, our unconsolidated risk index was greater than the average for all financial institutions in Chile primarily as a result of higher additional allowances maintained by us as compared to those maintained by the financial system.

Individual allowances for loan losses. Under the previous guidelines, Chilean banks were required to establish individual loan loss reserves for loans that are more than 90 days past due. The individual allowances for loan losses were required to be equal to 100% of each overdue loan or the portion of such loan that is not secured with collateral acceptable to the Chilean Superintendency of Banks. Individual allowances for loan losses, however, were required only if, and to the extent that, they exceed in the aggregate the global allowances for loan losses.

Voluntary allowances for loan losses. Under the previous guidelines, we followed an allowance policy that included recording voluntary allowances for loan losses beyond what was required by the Chilean Superintendency of Banks, where changes in the portfolio concentrations or economic considerations affecting or reasonably expected to affect the credit payment capacity of borrowers were not adequately addressed through regulatorily mandated allowances. However, under the current guidelines the concept of voluntary allowances for loan losses has been eliminated.

The table below sets forth our allowances for loan losses in accordance with the regulations in effect during each year.

	As of December 31,
	2000		2001		2002		2003		2004
	(in millions of constant Ch$ as of December 31, 2004, except for percentages)
Allowances based on risk index	Ch$	82,589	Ch$	99,575	Ch$	191,362	Ch$	151,318	Ch$	153,742
Allowances based on 0.75%		30,817		30,860		47,840		48,088		n/a
Global allowances for loan losses		71,913		88,829		148,113		127,111		n/a
Individual allowances for loan losses		14,134		16,618		54,283		35,756		—
Required minimum allowances		86,047		105,447		202,396		162,867		134,030
Voluntary allowances		38,111		35,753		21,282		21,071		—
Additional allowances		—		—		—		—		19,712

Total allowances for loan losses	Ch$	124,158	Ch$	141,200	Ch$	223,678	Ch$	183,938	Ch$	153,742

Total allowances for loan losses as a percentage of total loans		3.02%		3.43%		3.51%		2.87%		2.23%

Amended Guidelines

The Chilean Superintendency of Banks amended its guidelines for the classification of loan portfolios and the calculation and maintenance of allowances effective as of January 1, 2004. As a result, the information presented in the tables below for periods prior to January 1, 2004 has been prepared in accordance with the previous guidelines and information for periods beginning on or after January 1, 2004 has been prepared in accordance with the amended guidelines. For a description of the new classifications in effect under the amended guidelines and the categories and allowance percentages under the amended guidelines, see “—Regulation and Supervision.”

Analysis of Our Loan Classification

The following tables provide statistical data regarding the classification of our loans at the end of each of the last five years. As discussed above, our risk analysis system requires that loans to all customers be evaluated and classified, including past due and contingent loans:

	As of December 31, 2000
Category	Commercial Loans		Consumer Loans		Residential Mortgage Loans		Total Loans		Percentage of Evaluated Loans
	(in millions of constant Ch$ as of December 31, 2004)
A	Ch$	1,518,120	Ch$	183,426	Ch$	494,301	Ch$	2,195,847	53.98%
B		1,581,083		15,804		38,594		1,635,481	40.21
B–		186,823		5,210		6,824		198,857	4.89
C		23,385		4,057		—		27,442	0.67
D		7,273		2,815		—		10,088	0.25

Total evaluated loans	Ch$	3,316,684	Ch$	211,312	Ch$	539,719	Ch$	4,067,715	100.00%

Total loans	Ch$	3,357,855	Ch$	211,312	Ch$	539,719	Ch$	4,108,886

Percentage evaluated		98.77%		100.00%		100.00%		99.00%

	As of December 31, 2001
Category	Commercial Loans		Consumer Loans		Residential Mortgage Loans		Total Loans		Percentage of Evaluated Loans
	(in millions of constant Ch$ as of December 31, 2004)
A	Ch$	1,385,077	Ch$	194,735	Ch$	540,045	Ch$	2,119,857	52.10%
B		1,630,204		17,643		42,142		1,689,989	41.54
B–		177,425		5,973		7,404		190,802	4.69
C		54,224		3,946		—		58,170	1.43
D		6,975		2,656		—		9,631	0.24

Total evaluated loans	Ch$	3,253,905	Ch$	224,953	Ch$	589,591	Ch$	4,068,449	100.00%

Total loans	Ch$	3,300,144	Ch$	224,953	Ch$	589,591	Ch$	4,114,688

Percentage evaluated		98.60%		100.00%		100.00%		98.88%

	As of December 31, 2002
Category	Commercial Loans		Consumer Loans		Residential Mortgage Loans		Total Loans		Percentage of Evaluated Loans
	(in millions of constant Ch$ as of December 31, 2004)
A	Ch$	2,289,810	Ch$	366,630	Ch$	803,023	Ch$	3,459,463	54.69%
B		2,335,125		40,111		65,161		2,440,397	38.57
B–		224,900		9,743		20,226		254,869	4.03
C		124,475		8,366		—		132,841	2.10
D		31,675		7,165		—		38,840	0.61

Total evaluated loans	Ch$	5,005,985	Ch$	432,015	Ch$	888,410	Ch$	6,326,410	100.00%

Total loans	Ch$	5,058,302	Ch$	432,015	Ch$	888,410	Ch$	6,378,727

Percentage evaluated		98.97%		100.00%		100.00%		99.18%

	As of December 31, 2003
Category	Commercial Loans		Consumer Loans		Residential Mortgage Loans		Total Loans		Percentage of Evaluated Loans
	(in millions of constant Ch$ as of December 31, 2004)
A	Ch$	2,282,846	Ch$	439,509	Ch$	842,655	Ch$	3,565,010	55.97%
B		2,366,548		33,119		72,203		2,471,870	38.82
B–		184,242		8,565		21,619		214,426	3.37
C		67,750		7,080		—		74,830	1.18
D		36,605		5,226		—		41,831	0.66

Total evaluated loans	Ch$	4,937,991	Ch$	493,499	Ch$	936,477	Ch$	6,367,967	100.00%

Total loans	Ch$	4,981,817	Ch$	493,499	Ch$	936,477	Ch$	6,411,793

Percentage evaluated		99.12%		100.00%		100.00%		99.32%

	As of December 31, 2004 (1)
Individual Analysis Category	Commercial Loans		Consumer Loans		Residential Mortgage Loans		Total Loans		Percentage of Evaluated Loans
	(in millions of constant Ch$ as of December 31, 2004)
A1	Ch$	9,023		—		—	Ch$	9,023	0.18%
A2		1,520,641	Ch$	14,985	Ch$	50,452		1,586,078	31.38
A3		1,323,283		12,405		32,056		1,367,744	27.06
B		1,606,649		27,867		60,499		1,695,015	33.54
C1		184,460		6,097		9,415		199,972	3.96
C2		59,793		863		4,197		64,853	1.28
C3		27,732		329		1,000		29,061	0.57
C4		49,147		373		947		50,467	1.00
D1		34,807		250		90		35,147	0.70
D2		16,020		490		307		16,817	0.33

Subtotal evaluated loans	Ch$	4,831,555	Ch$	63,659	Ch$	158,963	Ch$	5,054,177	100.00%

(1)	This information has been prepared in accordance with the amended guidelines.

	As of December 31, 2004 (1)
Group Analysis Category	Commercial Loans		Consumer Loans		Residential Mortgage Loans		Total Loans		Percentage of Evaluated Loans
	(in millions of constant Ch$ as of December 31, 2004)
A	Ch$	151,326	Ch$	572,760	Ch$	915,248	Ch$	1,639,334	89.94%
B		46,057		38,524		46,937		131,518	7.21
B-		11,047		8,638		17,340		37,025	2.03
C		1,651		6,580		—		8,231	0.45
D		1,410		5,384		—		6,794	0.37

Subtotal evaluated loans	Ch$	211,491	Ch$	631,886	Ch$	979,525	Ch$	1,822,902	100.00%

Total evaluated loans	Ch$	5,043,046	Ch$	695,545	Ch$	1,138,488	Ch$	6,877,079

Total loans	Ch$	5,054,878	Ch$	695,545	Ch$	1,138,488	Ch$	6,888,911

Percentage evaluated		99.77%		100.00%		100.00%		99.83%

(1)	This information has been prepared in accordance with the amended guidelines.

Classification of Loan Portfolio Based on the Borrower’s Payment Performance

Interest and indexation readjustments from overdue loans are only recognized when and to the extent effectively received. Overdue loans are classified in groups of one to 29 days overdue, 30 to 89 days overdue, and 90 or more days overdue, or past due loans.

Under the previous guidelines, past due loans were required to be covered by individual allowances for loan losses equivalent to 100% of any unsecured portion thereof, but only if, and to the extent that, the aggregate of all allowances for loan losses exceeded global allowance for loan losses. The concept of individual allowances has been eliminated by the amended regulations. See “—Classification of Loan Portfolio and Allowances for Loan Losses under the Previous Guidelines—Allowances for Loan Losses under the Previous Guidelines—Individual Allowances for Loan Losses.”

The following table sets forth as of December 31 of each of the last five years the amounts that are current as to payments of principal and interest and the amounts that are overdue:

	Domestic Loans
	As of December 31,
	2000		2001		2002		2003		2004
	(in millions of constant Ch$ as of December 31, 2004)
Current	Ch$	3,784,090	Ch$	3,820,988	Ch$	5,893,869	Ch$	6,047,161	Ch$	6,480,397
Overdue 1-29 days		13,289		17,764		27,141		21,091		27,958
Overdue 30-89 days		10,451		6,730		23,019		13,954		11,586
Overdue 90 days or more (“past due”)		45,285		49,707		147,805		108,141		84,685

Total loans	Ch$	3,853,115	Ch$	3,895,189	Ch$	6,091,834	Ch$	6,190,347	Ch$	6,604,626

	Foreign Loans
	As of December 31,
	2000		2001		2002		2003		2004
	(in millions of constant Ch$ as of December 31, 2004)
Current	Ch$	245,245	Ch$	218,135	Ch$	284,652	Ch$	221,446	Ch$	284,285
Overdue 1-29 days		—		363		—		—		—
Overdue 30-89 days		—		47		—		—		—
Overdue 90 days or more (“past due”)		10,526		954		2,241		—		—

Total loans	Ch$	255,771	Ch$	219,499	Ch$	286,893	Ch$	221,446	Ch$	284,285

	Total Loans
	As of December 31,
	2000		2001		2002		2003		2004
	(in millions of constant Ch$ as of December 31, 2004)
Current	Ch$	4,029,335	Ch$	4,039,123	Ch$	6,178,521	Ch$	6,268,607	Ch$	6,764,682
Overdue 1-29 days		13,289		18,127		27,141		21,091		27,958
Overdue 30-89 days		10,451		6,777		23,019		13,954		11,586
Overdue 90 days or more (“past due”)		55,811		50,661		150,046		108,141		84,685

Total loans	Ch$	4,108,886	Ch$	4,114,688	Ch$	6,378,727	Ch$	6,411,793	Ch$	6,888,911

Overdue loans expressed as a percentage of total loans		1.94%		1.84%		3.14%		2.23%		1.80%
Past due loans as a percentage of total loans		1.36%		1.23%		2.35%		1.69%		1.23%

We suspend the accrual of interest on any loan when there is a high risk of unrecoverability or from the first day when it becomes past due. The amount of interest that would have been recorded on overdue loans if they had been accruing interest was Ch$5,497 million for the year ended December 31, 2004.

Loans included in the previous table, which have been restructured and bear no interest, are as follows:

	As of December 31,
	2000		2001		2002		2003		2004
	(in millions of constant Ch$ as of December 31, 2004)
Ch$	Ch$	1,658	Ch$	1,605	Ch$	5,041	Ch$	4,408	Ch$	4,209
UF		264		262		224		253		521

Total	Ch$	1,922	Ch$	1,867	Ch$	5,265	Ch$	4,661	Ch$	4,730

The amount of interest that we would have recorded on these loans for the year ended December 31, 2004 if these loans had been earning a market interest rate was Ch$241 million.

In addition, other loans that have been restructured, mainly through the extension of their maturities, and that bear interest are as follows:

	As of December 31,
	2002		2003		2004
	(in millions of constant Ch$ as of December 31, 2004)
Total other restructured loans	Ch$	136,870	Ch$	127,820	Ch$	78,274

During the year ended December 31, 2004, interest recorded in income on these loans amounted to Ch$9,353 million.

Analysis of Substandard Loans and Amounts Past Due

The following table analyzes our substandard loans, past due loans and allowances for loan losses existing at the dates indicated. Loans for years prior to 2004 in the table below were analyzed in accordance with the previous guidelines, and loans for year 2004 were analyzed in accordance with the amended guidelines. We have no restructured loans (troubled debt restructurings as defined in Statement of Financial Accounting Standards, or SFAS, No. 15 published by the Financial Accounting Standards Board, or FASB) that are not included in the following tables.

	As of December 31,
	2000		2001		2002		2003		2004
	(in millions of constant Ch$ as of December 31, 2004, except for percentages)
Total loans	Ch$	4,108,886	Ch$	4,114,688	Ch$	6,378,727	Ch$	6,411,793	Ch$	6,888,911
Substandard loans (1)	Ch$	236,387	Ch$	258,603	Ch$	426,550	Ch$	331,087	Ch$	448,367
Substandard loans as a percentage of total Loans		5.75%		6.28%		6.69%		5.16%		6.51%
Amounts past due (2)
To the extent secured (3)	Ch$	41,677	Ch$	34,043	Ch$	95,762	Ch$	72,385	Ch$	57,198
To the extent unsecured		14,134		16,618		54,284		35,756		27,487

Total amount past due	Ch$	55,811	Ch$	50,661	Ch$	150,046	Ch$	108,141	Ch$	84,685

Amounts past due as a percentage of total loans		1.36%		1.23%		2.35%		1.69%		1.23%
To the extent secured(2)		1.01		0.83		1.50		1.13		0.83
To the extent unsecured		0.35		0.40		0.85		0.56		0.40
Allowances for loans losses as a percentage of:
Total loans		3.02		3.43		3.51		2.87		2.23
Total loans excluding contingent loans		3.24		3.71		3.74		3.07		2.42
Total amounts past due		222.46		278.72		149.07		170.09		181.55
Total amounts past due-unsecured		878.43%		849.68%		412.05%		514.43%		559.33%

(1)	For periods prior to 2004, substandard loans include loans classified into categories B-, C and D. For periods after 2004, individually-evaluated loans are considered substandard when they are classified into categories C1 to D2, and group-evaluated loans are considered substandard when they are assigned allowances for loan losses greater than 20%.

(2)	In accordance with Chilean regulations, past due loans are loans that are 90 days or more overdue on any payments of principal or interest.

(3)	Security generally consists of mortgages on real estate, pledges of marketable securities, letters of credit or cash.

Analysis of Allowances for Loan Losses

The following table analyzes our allowances for loan losses and changes in the allowances attributable to charge-offs, new allowances, allowances released and the effect of price-level restatement on allowances for loan losses:

	December 31,
	2000		2001		2002		2003		2004
	(in millions of constant Ch$ as of December 31, 2004)
Allowances for loan losses at beginning of period	Ch$	116,368	Ch$	124,158	Ch$	241,002	Ch$	223,678	Ch$	183,938
Charge-offs		(29,423)		(28,786)		(114,856)		(98,535)		(99,100)
Allowances established		43,337		50,142		129,538		63,103		75,069
Allowances released(1)		(1,236)		(1,212)		(25,346)		(1,491)		(1,557)
Price-level restatement(2)		(4,888)		(3,102)		(6,660)		(2,817)		(4,608)

Allowances for loan losses at end of period	Ch$	124,158	Ch$	141,200	Ch$	223,678	Ch$	183,938	Ch$	153,742

Ratio of charge-offs to average loans		0.76%		0.69%		1.82%		1.53%		1.49%
Allowances for loan losses at end of period as a percentage of total loans		3.02%		3.43%		3.51%		2.87%		2.23%

(1)	Represents the aggregate amount of allowances for loan losses released during the year as a result of charge-offs, recoveries or a determination by management that the level of risk existing in the loan portfolio has been reduced.

(2)	Reflects the effect of inflation on the allowances for loan losses at the beginning of each period, adjusted to constant pesos as of December 31, 2004.

As a result of an improvement in economic conditions in 2003 and in 2004, and a more effective credit and collection policy, allowances and the risk index decreased in both years. Based on the information we have available about our debtors, we believe that our allowances for loan losses are sufficient to cover known potential losses and losses inherent in a loan portfolio of this size and nature.

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

The following table presents detailed information on write-offs and shows the charge-offs breakdown by loan category:

	Year ended December 31,
	2000		2001		2002		2003		2004
	(in millions of constant Ch$ as of December 31, 2004)
Consumer loans	Ch$	12,104	Ch$	9,377	Ch$	23,878	Ch$	19,632	Ch$	16,879
Residential mortgage loans		1,532		3,249		6,529		15,410		11,934
Commercial loans		9,547		12,013		80,410		61,024		67,818
Leasing contracts		6,234		3,838		4,039		2,469		2,469
Foreign loans		6		309		—		—		—

Total	Ch$	29,423	Ch$	28,786	Ch$	114,856	Ch$	98,535	Ch$	99,100

Loan recoveries by type of loan are shown in the table below:

	Year ended December 31,
	2000		2001		2002		2003		2004
	(in millions of constant Ch$ as of December 31, 2004)
Consumer loans	Ch$	4,488	Ch$	4,868	Ch$	3,302	Ch$	6,596	Ch$	8,516
Residential mortgage loans		60		115		433		3,292		4,259
Commercial loans		2,687		3,127		6,872		13,459		15,584
Leasing contracts		467		1,122		984		1,061		—
Investments		—		—		—		820		—

Subtotal	Ch$	7,702	Ch$	9,232	Ch$	11,591	Ch$	25,228	Ch$	28,359
Recoveries and sales of loans reacquired from the Central Bank		1,983		1,054		743		798		5,377

Total	Ch$	9,685	Ch$	10,286	Ch$	12,334	Ch$	26,026	Ch$	33,736

Allocation of Allowances for Loan Losses

The following tables set forth, as of December 31 of each of the last five years, the proportions of our required minimum allowances for loan losses attributable to our commercial, consumer and residential mortgage loans, and the amount of additional allowances (previously referred to as “voluntary allowances” under the previous guidelines) which are not allocated to any particular category at each such date.

	2000					2001
	Allowance amount (1)		Allowance amount as a percentage of loans in category	Allowance amount as a percentage of total loans	Loans in category as percentage of total loans (2)	Allowance amount (1)		Allowance amount as a percentage of loans in category	Allowance amount as a percentage of total loans	Loans in category as percentage of total loans (2)
Commercial loans	Ch$	63,713	1.90%	1.55%	81.72%	Ch$	77,874	2.36%	1.89%	80.20%
Consumer loans		9,162	4.34	0.22	5.14		11,050	4.91	0.27	5.47
Residential mortgage loans		1,728	0.32	0.04	13.14		1,886	0.32	0.05	14.33

Total allocated allowances	Ch$	74,603	1.82%	1.82%	100.00%	Ch$	90,810	2.21%	2.21%	100.00%
Leasing contracts		7,578	0.18	0.18			10,213	0.24	0.24
Foreign loans		3,866	0.09	0.09			4,424	0.11	0.11
Voluntary allowances		38,111	0.93	0.93			35,753	0.87	0.87

Total allowances	Ch$	124,158	3.02%	3.02%		Ch$	141,200	3.43%	3.43%

	2002					2003
	Allowance amount (1)		Allowance amount as a percentage of loans in category	Allowance amount as a percentage of total loans	Loans in category as percentage of total loans (2)	Allowance amount (1)		Allowance amount as a percentage of loans in category	Allowance amount as a percentage of total loans	Loans in category as percentage of total loans (2)
Commercial loans	Ch$	152,412	3.01%	2.39%	79.30%	Ch$	123,822	2.49%	1.93%	77.70%
Consumer loans		20,617	4.77	0.32	6.77		18,382	3.72	0.29	7.70
Residential mortgage loans		5,964	0.67	0.09	13.93		6,282	0.67	0.10	14.60

Total allocated allowances	Ch$	178,993	2.81%	2.81%	100.00%	Ch$	148,486	2.32%	2.32%	100.00%
Leasing contracts		10,985	0.17	0.17			8,480	0.13	0.13
Foreign loans		12,418	0.20	0.20			5,901	0.09	0.09
Voluntary allowances		21,282	0.33	0.33			21,071	0.33	0.33

Total allowances	Ch$	223,678	3.51%	3.51%		Ch$	183,938	2.87%	2.87%

	2004
	Allowance amount (1)		Allowance amount as a percentage of loans in category	Allowance amount as a percentage of total loans	Loans in category as percentage of total loans (2)
Commercial loans	Ch$	93,858	1.86%	1.36%	73.37%
Consumer loans		23,473	3.37	0.34	10.10
Residential mortgage loans		6,274	0.55	0.09	16.53

Total allocated allowances	Ch$	123,605	1.79%	1.79%	100.00%
Leasing contracts		5,861	0.09	0.09
Foreign loans		4,564	0.07	0.07
Additional allowances (3)		19,712	0.28	0.28

Total allowances	Ch$	153,742	2.23%	2.23%

(1)	In millions of constant pesos as of December 31, 2004.
(2)	Based on our loan classification.
(3)	Due to regulations on additional allowances included in Circular No. 3,246 of the Superintendency of Banks and Financial Institutions, we have redesignated our voluntary allowances to the additional allowances category in conformity with the new regulation.

The following table sets forth our charge-offs for 2002, 2003 and 2004 by major economic sector and provides further detail of charge-offs that have already been described in the previous discussion of allowances for loan losses:

	Year ended December 31,
	2002		2003		2004
	(in millions of constant Ch$ as of December 31, 2004)
Commercial:
Agriculture	Ch$	3,672	Ch$	2,880	Ch$	2,857
Mining		16,401		724		747
Manufacturing		10,115		7,591		5,243
Construction		15,935		1,103		6,760
Commerce		14,433		9,184		12,530
Transport		1,417		1,581		2,967
Financial services		15,347		30,600		7,784
Community		3,090		7,361		28,930

Subtotal:	Ch$	80,410	Ch$	61,024	Ch$	67,818
Consumer loans		23,878		19,632		16,879
Residential mortgage loans		6,529		15,410		11,934
Leasing contracts		4,039		2,469		2,469

Total	Ch$	114,856	Ch$	98,535	Ch$	99,100

Composition of Deposits and Other Commitments

The following table sets forth the composition of our deposits and similar commitments at December 31, 2002, 2003 and 2004. See “Item 4. Information on the Company—Selected Statistical Information—Average Balance Sheets, Interest Earned on Interest Earning Assets and Interest Paid on Interest Bearing Liabilities” for the average rate paid on each of the following deposit categories.

	December 31,
	2002		2003		2004
	(in millions of constant Ch$ as of December 31, 2004)
Current accounts	Ch$	1,109,977	Ch$	1,258,574	Ch$	1,424,569
Other demand liabilities		418,820		497,779		501,629
Savings accounts		179,876		163,760		142,334
Time deposits		3,440,860		3,344,338		3,521,348
Other commitments(1)		169,856		182,258		195,847

Total	Ch$	5,319,389	Ch$	5,446,709	Ch$	5,785,727

(1) Includes preliminary leasing accounts payable relating to purchase of equipment.

Maturity of Deposits

The following table sets forth information regarding the currency and maturity of our deposits at December 31, 2004, expressed in percentages. UF-denominated deposits are similar to Chilean peso-denominated deposits in all respects, except that the principal is readjusted periodically based on variations in the Chilean Consumer Price Index.

	Ch$	UF	Foreign Currency	Total
Demand deposits	43.38%	5.48%	40.17%	36.68%
Savings accounts	—	15.42	—	2.46
Time deposits:
Maturing within three months	43.98	16.24	56.45	42.11
Maturing after three but within six months	6.88	31.03	1.76	9.68
Maturing after six but within 12 months	4.49	12.89	1.33	5.18
Maturing after 12 months	1.27	18.94	0.29	3.89

Total time deposits	56.62	79.10	59.83	60.86

Total deposits	100.00%	100.00%	100.00%	100.00%

The following table sets forth information regarding the currency and maturity of deposits in excess of U.S.$100,000 at December 31, 2004:

	Ch$		UF		Foreign Currency		Total
	(in millions of constant Ch$ as of December 31, 2004)
Time deposits:
Maturing within three months	Ch$	1,259,807	Ch$	212,993	Ch$	415,775	Ch$	1,888,575
Maturing after three but within six months		277,661		221,630		26,089		525,380
Maturing after six but within 12 months		99,537		46,148		5,645		151,330
Maturing after 12 months		43,917		167,595		3,441		214,953

Total time deposits	Ch$	1,680,922	Ch$	648,366	Ch$	450,950	Ch$	2,780,238

Minimum Capital Requirements

The following table sets forth our minimum capital requirements set by the Chilean Superintendency of Banks as of the dates indicated:

	As of December 31,
	2002		2003		2004
	(in millions of constant Ch$ as of December 31, 2004)
Banco de Chile’s regulatory capital	Ch$	585,532	Ch$	579,251	Ch$	521,905
Minimum regulatory capital required		(268,162)		(285,754)		(291,354)

Excess over minimum regulatory capital required	Ch$	317,370	Ch$	293,497	Ch$	230,551

Short-term Borrowings

Our short-term borrowings (other than deposits) totaled Ch$555,433 million as of December 31, 2002, Ch$838,747 million as of December 31, 2003 and Ch$857,622 million as of December 31, 2004.

The principal categories of our short-term borrowings are amounts borrowed under foreign trade lines of credit, domestic interbank loans and repurchase agreements. The table below presents the amounts outstanding at the end of each period indicated and the weighted average nominal interest rate for each period by type of short-term borrowing:

	For the year ended December 31,
	2002			2003			2004
	Year-End Balance		Weighted Average Nominal Interest Rate	Year-End Balance		Weighted Average Nominal Interest Rate	Year-End Balance		Weighted Average Nominal Interest Rate
	(in millions of constant Ch$ as of December 31, 2004, except for rate data)
Investments sold under agreements to repurchase	Ch$	286,428	2.26%	Ch$	437,410	2.50%	Ch$	349,086	2.15%
Central Bank borrowings		—	—		25,529	2.28		107,643	0.19
Borrowings from domestic financial institutions		52,138	2.96		51,023	2.54		26,399	0.93
Foreign borrowings		184,869	1.68		273,787	1.29		340,736	1.93
Other obligations		31,998	—		50,998	—		33,758	—

Total short-term borrowings	Ch$	555,433	2.00%	Ch$	838,747	1.95%	Ch$	857,622	1.69%

The following table shows the average balance and the weighted average nominal rate for each short-term borrowing category during the periods indicated:

	For the year ended December 31,
	2002			2003			2004
	Average Balance		Weighted Average Nominal Interest Rate	Average Balance		Weighted Average Nominal Interest Rate	Average Balance		Weighted Average Nominal Interest Rate
	(in millions of constant Ch$ as of December 31, 2004, except for rate data)
Investments sold under agreements to repurchase	Ch$	384,807	2.80%	Ch$	359,723	2.58%	Ch$	424,832	1.87%
Central Bank borrowings		10,111	3.61		8,544	2.59		10,066	2.06
Borrowings from domestic financial institutions		83,226	3.07		100,520	2.47		105,543	2.48

Sub-total	Ch$	478,144	2.86%	Ch$	468,787	2.56%	Ch$	540,441	1.99%
Foreign borrowings		116,319	1.84		267,445	1.77		296,700	1.34

Total short-term borrowings	Ch$	594,463	2.66%	Ch$	736,232	2.27%	Ch$	837,141	1.76%

The following table presents the maximum month-end balances of our principal sources of short-term borrowings during the periods indicated:

	Maximum 2002 month-end balance		Maximum 2003 month-end balance		Maximum 2004 month-end balance
	(in millions of constant Ch$ as of December 31, 2004)
Investments sold under agreements to repurchase	Ch$	460,751	Ch$	437,410	Ch$	501,834
Central Bank borrowings		10,251		35,206		107,643
Borrowings from domestic financial institutions		141,427		122,797		133,093
Foreign borrowings	Ch$	216,877	Ch$	337,507	Ch$	418,943

Item 5.	Operating and Financial Review and Prospects

OPERATING RESULTS

Introduction

The following discussion should be read together with our audited consolidated financial statements and the section entitled “Item 4. Information on the Company—Selected Statistical Information.” Certain amounts (including percentage amounts) that appear in this annual report may not total due to rounding.

We prepare our audited consolidated financial statements in accordance with Chilean GAAP (including the rules of the Chilean Superintendency of Banks relating thereto), which differ in certain significant respects from U.S. GAAP. Note 28 to our audited consolidated financial statements provides a description of the material differences between Chilean GAAP and U.S. GAAP as they relate to us. It also includes a reconciliation to U.S. GAAP of net income for the years ended December 31, 2002, 2003 and 2004 and shareholders’ equity at December 31, 2003 and 2004.

Pursuant to Chilean GAAP, the financial data presented in this section for all full-year periods are restated in constant pesos of December 31, 2004. See “Presentation of Financial Information” and note 1 to our audited consolidated financial statements.

Overview

We are a leading bank in Chile providing a broad range of financial products and services to individual and corporate customers that are primarily located in Chile. Accordingly, and as described below, our financial condition and results of operations are largely dependent upon economic and political factors affecting Chile, as well as changes in interest rates and inflation rates. We also face a number of other risks, such as increased competition and changes in market conditions that could impact our ability to achieve our goals. See “Item 4. Information on the Company—Selected Statistical Information” for a description of risk characteristics associated with each type of loan in our loan portfolio and “Item 3. Risk Factors” for a more detailed description of the specific risks which we believe to be material to our business operations.

Despite growth in the 1980s and 1990s, Chile’s economy has remained smaller than the economies of neighboring countries such as Argentina and Brazil. Although Chile’s economy has continued to grow in recent years, the Chilean economy’s growth slowed in each of the years between 2000 and 2003. Unemployment has also remained high, averaging 9.2% in 2001, 9.0% in 2002 and 8.5% in 2003. During 2004, GDP grew 6.1%, but unemployment remained high, averaging 8.8% for the year.

Future developments in the Chilean economy may impair our ability to proceed with our strategic plan or our business, financial condition or results of operations. Our financial condition and results of operations could also be adversely affected by changes in economic or other policies of the Chilean government, which has exercised and continues to exercise a substantial influence over many aspects of the private sector, or other political or economic developments in Chile, as well as regulatory changes or administrative practices of Chilean authorities, over which we have no control. See “Item 3. Key Information—Risk Factors—Risks Relating to Chile—Our growth and profitability depend on the level of economic activity in Chile” and “Item 3. Key Information—Risk Factors—Risks Relating to Chile—Inflation could adversely affect the value of our ADSs and financial condition and results of operations.”

Inflation

Historically, Chile has experienced high levels of inflation which have significantly affected our financial condition and results of operations. Inflation has remained relatively stable in recent years; however, the inflation rate was 2.4% in 2004, 1.1% in 2003 and 2.8% in 2002. Our results of operations reflect the effect of inflation in the following ways:

•	a substantial portion of our assets and liabilities are denominated in UFs, a unit of account, the value of which in pesos is indexed daily to reflect inflation recorded in the previous month, with the net gain or loss resulting from such indexation reflected in income;

•	our non-monetary assets, liabilities and shareholders’ equity are restated monthly to adjust for inflation, with the net gain or loss resulting from the adjustment reflected in income; and

•	the rates of interest earned and paid on peso-denominated assets and liabilities to some degree reflect inflation and expectations regarding inflation.

UF-denominated Assets and Liabilities. The UF is revalued in monthly cycles. On every day in the period beginning the tenth day of the current month through the ninth day of the next month, the nominal peso value of the UF is indexed up (or down in the event of deflation) in order to reflect each day a pro rata amount of the prior calendar month’s change in the Consumer Price Index. One UF was equal to Ch$16,744.12 at December 31, 2002, Ch$16,920.00 at December 31, 2003 and Ch$17,317.05 at December 31, 2004. The effect of any changes in the nominal peso value of our UF-denominated assets and liabilities is reflected in our results of operations as an increase (or decrease, in the event of deflation) in interest revenue and expense. Our net interest revenue will be positively affected by inflation (and negatively affected by deflation) to the extent that our average UF-denominated assets exceed our average UF-denominated liabilities, while net interest revenue will be negatively affected by inflation (and positively affected by deflation) when average UF-denominated liabilities exceed average UF-denominated assets. Our average UF-denominated assets exceeded our average UF-denominated liabilities by Ch$1,348,156 million during the year ended December 31, 2002, Ch$1,124,677 million during the year ended December 31, 2003 and Ch$1,291,520 million during the year ended December 31, 2004. See “Item 4. Information on the Company—Selected Statistical Information.”

Peso-denominated Assets and Liabilities. Interest rates in Chile tend to reflect the rate of inflation during the period and expectations regarding future inflation. The sensitivity of our peso-denominated interest earning assets and interest bearing liabilities to the inflation rate varies. See “—Interest Rates.” We maintain a substantial amount of non-interest bearing peso-denominated demand deposits. The ratio of such deposits to average interest bearing peso-denominated liabilities was 57% during 2002, 66% during 2003 and 64% during 2004. Because a large part of such deposits are not sensitive to inflation, even a slight decline in the rate of inflation may adversely affect our net interest margin on assets funded with such deposits and even a slight increase in the rate of inflation may increase the net interest margin on such assets. See “Item 4. Selected Statistical Information—Interest Earning Assets and Net Interest Margin.”

Price-Level Restatements. Chilean GAAP requires that the effect of inflation on a bank’s net monetary asset position (monetary assets less monetary liabilities) be reflected in its results of operations as a gain (or loss) from price-level restatement. A bank’s net monetary asset position is determined by subtracting its net nonmonetary asset position (nonmonetary assets less nonmonetary liabilities) from shareholders’ equity. As such, under Chilean GAAP, the gain (or loss) from price-level restatement in results of operations is determined by subtracting the price-level restatement adjustment of net nonmonetary assets from the price-level restatement adjustment of shareholders’ equity. The inflation rate used for purposes of such adjustments is the change in the Consumer Price Index during the 12 months ended November 30 of the reported year. The change in the Consumer Price Index used for price-level restatement purposes was 3.0% in 2002, 1.0% in 2003 and 2.5% in 2004. See note 1(b) to our audited consolidated financial statements. The actual change in the Consumer Price Index was 2.8% in the year ended December 31, 2002, 1.1% in the year ended December 31, 2003 and 2.4% in the year ended December 31, 2004.

Interest Rates

Interest rates earned and paid on our assets and liabilities to some degree reflect inflation and expectations regarding future inflation as well as shifts in short-term interest rates related to the Central Bank’s monetary policies. The Central Bank manages short-term interest rates based on its stated objectives of achieving low inflation and stable exchange rates. Because our liabilities generally re-price faster than our assets, changes in the rate of inflation or short-term interest rates are reflected in the rates of interest we pay on our liabilities before they are reflected in the interest rates we earn on our assets. Accordingly, our net interest margin on assets and liabilities is usually adversely affected in the short-term by increases in inflation or short-term interest rates and benefits in the short-term from decreases in inflation or short-term interest rates, although the existence of non-interest bearing peso-denominated demand deposits tends to mitigate both effects. See “—Inflation—Peso-denominated Assets and Liabilities.” In addition, because our peso-denominated liabilities have relatively short re-pricing periods, those liabilities generally are more responsive to changes in inflation or short-term interest rates than our UF-denominated liabilities.

The average real annual short-term interest rate based on the rate paid by Chilean financial institutions for 90 to 360 day Chilean peso denominated deposits was 1.94% in 2002, 1.76% in 2003 and 1.07% in 2004. The average annual real long-term interest rate based on the Chilean Central Bank’s eight-year duration Chilean peso denominated bonds was 4.54% in 2002, 3.96% in 2003 and 3.52% in 2004.

Foreign Currency Exchange Rates

A significant portion of our assets and liabilities are denominated in foreign currencies, principally U.S. dollars, and we historically have maintained and may continue to maintain gaps between the balances of such assets and liabilities. The gap between foreign currency-denominated assets and foreign currency-denominated liabilities was a net asset position of Ch$75,396 million at December 31, 2002, Ch$23,274 million at December 31, 2003 and Ch$36,541 at December 31, 2004. See note 20 to our audited consolidated financial statements. This gap includes assets and liabilities denominated in foreign currencies and assets and liabilities denominated in Chilean pesos that contain repayment terms linked to changes in foreign currency exchange rates. Because foreign currency-denominated assets and liabilities, as well as interest earned or paid on such assets and liabilities and gains (losses) realized upon the sale of such assets, are translated into pesos in preparing our audited consolidated financial statements, our reported income is affected by changes in the value of the peso with respect to foreign currencies, primarily the U.S. dollar. For their part, adjustments to U.S. dollar-indexed assets are reflected as adjustments in net interest earnings and offset results in the foreign exchange position. The exchange rate variation over capital and reserves of our foreign branches is adjusted against equity and not against net income.

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

The classification of our loan portfolio for Chilean GAAP purposes and for allowances for loan losses under U.S. GAAP is determined through statistical modeling and estimates. Informed judgments must be made when identifying deteriorating loans, the probability of default, the expected loss, the value of collateral and current economic conditions. Even though we consider our allowances for loan losses to be adequate, the use of different estimates and assumptions could produce different allowances for loan losses, and amendments to the allowances may be required in the future due to changes in the value of collateral, the amount of cash to be received or other economic events.

On January 1, 2004, in accordance with Circular No. 3,246 issued by the Chilean Superintendency of Banks, we adopted a new methodology to determine our loan loss allowances. This new regulation did not adversely affect our financial position or results of operations. A detailed description of this accounting policy is discussed in “Item 4. Information on the Company—Regulation and Supervision—Allowances for Loan Losses” and in notes 1 and 28 to our audited consolidated financial statements.

Fair value accounting

A portion of our assets and liabilities are carried at fair value. Under both Chilean GAAP and U.S. GAAP financial instruments are stated at fair value, except for those classified as “held-to-maturity” under U.S. GAAP, which are carried at amortized cost. Under U.S. GAAP, derivative financial instruments are recorded at fair value and assets received in lieu of payment are recorded at fair value less their estimated cost of sale. Fair values are based on quoted market prices or, if not available, on internally developed pricing models informed by independently obtained market information. If market information is limited or in some instances not available, management applies its professional judgment. Other factors that may also affect estimates are incorrect model assumptions, market dislocations and unexpected correlations. Notwithstanding the level of subjectivity inherent in determining fair value, we believe our estimates of fair value are adequate. The use of different models or assumptions could lead to changes in our reported results.

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

For comparative purposes, the historical December 31, 2002 and 2003 audited consolidated financial statements and their accompanying notes have been presented in constant Chilean pesos as of December 31, 2004. As described in note 1(s) of our audited consolidated financial statements, certain balances of previous years’ financial statements have been reclassified to conform with the present year presentation.

The price-level adjusted audited consolidated financial statements do not purport to represent appraised values, replacement cost, or any other current value of assets at which transactions would take place currently. Instead, they are intended to restate all nonmonetary consolidated financial statement components in terms of local currency of a single purchasing power and to include in the net result for each year the gain or loss in purchasing power arising from the holding of monetary assets and liabilities exposed to the effects of inflation. See the discussion of price-level restatement in note 1(b) to our audited consolidated financial statements.

Goodwill

Under U.S. GAAP, we have significant intangible assets related to goodwill. We record all assets and liabilities acquired in purchase acquisitions, including goodwill and other acquired intangibles, at fair value as required by SFAS No. 141, published by FASB. These include amounts pushed down from our parent Quiñenco S.A.

Under SFAS No. 142, goodwill must be allocated to reporting units and tested for impairment. We test goodwill for impairment annually or more frequently if events or circumstances, such as adverse changes in the business climate, indicate that there may be justification for conducting an interim test. Impairment testing is performed at the reporting-unit level, which is generally one level below the six major business segments identified in note 28 (x) to our audited consolidated financial statements. The first part of the test is a comparison at the reporting unit level of the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value is less than the carrying value, then the second part of the test is conducted to measure the amount of potential goodwill impairment. The implied fair value of the reporting unit goodwill is calculated and compared to the carrying amount of goodwill recorded in our financial records. If the carrying value of the reporting unit goodwill exceeds the implied fair value of that goodwill, then we would recognize an impairment loss in the amount of the difference, which would be recorded as a charge against net income.

The fair values of the reporting units are determined using discounted cash flow models based on each reporting unit’s internal forecasts.

Goodwill was not impaired as of December 31, 2003 or 2004, nor was any goodwill written-off during the years ended December 31, 2002, 2003 and 2004.

The initial goodwill and intangibles recorded and subsequent impairment analysis requires management to make subjective judgments concerning estimates of how the acquired asset will perform in the future using a discounted cash flow analysis. Additionally, estimated cash flows may extend beyond ten years and, by their nature, are difficult to determine. Events and factors that may significantly affect the estimates include competitive forces, customer behavior and attrition, changes in revenue growth trends, cost structures and technology and changes in interest rates and specific industry or market sector conditions. Impairment is recognized earlier whenever warranted. For a further discussion of accounting practices for goodwill under U.S. GAAP, see note 28 to our audited consolidated financial statements.

Changes in Accounting Principles

On January 1, 2004, in accordance with Circular No 3,246 of the Chilean Superintendency of Banks, the new standards for determining loan loss provisions established in Chapter 7-10 of the Superintendency’s accounting rules became effective. The application of these new criteria for determining provisions did not have a significant effect on the financial situation of our subsidiaries presented in the consolidated financial statements or us. To comply with the amended regulations, we redesignated the voluntary provisions recorded as of December 31, 2003 to the additional provisions category in conformity with the amended regulations.

In accordance with Circular No. 3,196, issued by the Chilean Superintendency of Banks, effective October 31, 2002, we modified our accounting treatment of financial investments in mortgage finance bonds issued by us. This change consisted of subtracting the amount recorded for mortgage finance bonds issued by us from assets, and subtracting the respective mortgage finance bonds obligation from liabilities. Similarly, the difference between the amount deducted from related assets and liabilities was recognized under other assets and is amortized using the straight-line method based on the term of the obligation. As of December 31, 2003 and 2004, we recorded a net amount of Ch$2,138 million and Ch$2,152 million, respectively, under “Other assets”.

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

Results of Operations for the Years Ended December 31, 2002, 2003 and 2004

The following section discusses the results of operations for the years ended December 31, 2002, 2003 and 2004. To the extent that it is available and is useful in analyzing our results, we have included information based on the business areas that we use for internal reporting. We also present our results on a consolidated basis.

We use a business area-based profitability system to manage our business. This system allows us to extract income and expense information by client and also allows us to view information by office, branch or business area. The profitability system uses the accounting balances and the interest rates as agreed upon with the client. In order to assess the income per transaction, the system compares the interest rate agreed upon with the client with our own cost of funds. We use internal cost of funds tables for various transactions which are updated daily. From these tables we are able to determine operating costs per transaction or per client and these costs are then allocated to our various business areas. The system has been developed in recent years, and has been subject of continued improvement resulting in cost allocation changes.

Our business is organized into the following areas:

•	large corporations;

•	middle market companies;

•	international banking;

•	retail banking;

•	treasury and money market operations; and

•	operations through subsidiaries.

The accounting policies used for the business areas are those used for our consolidated management reports. Corporate and personal customers are assigned to account executives who work exclusively within one business area. Some costs are allocated to the business areas and others are split between two or more business areas based on a single transaction. Thereafter, any unallocated costs are included as “other” in order to arrive at the consolidated balance sheet and income statement.

The business area information is subject to general internal auditing procedures to ensure the integrity of the information used in the management decision making purposes. The business area information presented has also been adjusted in order to tie results to the income statement, as presented in accordance with Chilean GAAP in our audited consolidated financial statements. The most significant differences in classification are as follows:

•	We measure the net interest margin of loans and deposits on an individual transaction and client basis, based on the difference between the effective customer rate and our related fund transfer price in terms of maturity, repricing and currency.

•	The results associated with our gap management (mismatches) have been allocated among different business areas.

•	Our management model used to measure the performance of our business areas considers results that are directly related to performance and not all overhead expenses of corporate and support departments, additional allowances (previously referred to as “voluntary allowances” under guidelines prior to 2004), taxes and other non-operating income and expenses.

•	In addition to direct costs (consisting mainly of labor and administrative expenses) we allocate the majority of our indirect operating costs to each business area based on the type and amount of the relevant transactions. These costs are mainly related to the use of technology and computer equipment. Other indirect costs are allocated using activity-based costing methodology.

•	We allocate theoretical rental costs to each branch we own based on market rental values so that the results of these branches are comparable to rental-property branches.

Net Income Before Tax by Business Area

The following table sets forth net income before tax for each business area for each of the years ended December 31, 2002, 2003 and 2004. The line item “Other” includes the effect of conforming internal accounting policies to Chilean GAAP and a number of non-allocated costs, such as human resources related expenses, additional provisions (previously referred to as “voluntary provisions”) and depreciation costs. For internal reporting purposes, we control and monitor these costs separately and do not include them in the determination of business area profitability. Also included within “Other” are specific portions of income such as rental income.

	Year Ended December 31,						% Increase (Decrease)
	2002		2003		2004		2002/2003	2003/2004
	(in millions of constant Ch$ as of December 31, 2004, except for percentages)
Large corporations	Ch$	10,546	Ch$	51,849	Ch$	38,794	391.6%	(25.2)%
Middle market companies		24,528		39,109		36,537	59.4	(6.6)
International banking		(6,900)		12,507		6,756	—	(46.0)
Retail banking		25,773		37,475		49,008	45.4	30.8
Treasury and money market operations		23,869		19,620		25,091	(17.8)	27.9
Subsidiaries		13,974		21,798		28,181	56.0	29.3
Other		(38,494)		(34,291)		(13,390)	(10.9)	(61.0)

Net income before tax	Ch$	53,296	Ch$	148,067	Ch$	170,977	177.8%	15.5%

2003 and 2004. The 15.5% increase in net income before taxes in 2004 as compared to 2003 was primarily attributable to a 42.8% increase in net interest revenue, a 29.1% increase in fees and a 29.6% increase in recovery of loans that had previously been charged off. These increases were mainly due to the growth of the Chilean economy, an improvement in our asset mix and the further integration of our subsidiaries’ businesses with our core business.

2002 and 2003. The 177.8% increase in net income before taxes in 2003 as compared to 2002 was primarily attributable to a significant decrease in provisions for loan losses, a significant increase in fees and income from services, a decrease in operating expenses and an increase in recoveries of loans that had previously been charged-off. These results were primarily attributable to the recovery of the Chilean economy, which positively impacted the financial conditions of our clients and the quality of our overall loan portfolio and the merger, which resulted in costs efficiencies and higher business volumes.

Large Corporations. 2003 and 2004. The 25.2% decrease in the large corporations business area’s net income before taxes in 2004 was primarily attributable to an 11.9% decrease in operating revenues, which was primarily attributable to a decrease in lending spreads and losses from the sale of corporate loans. The decrease in net income before taxes was also explained by a 12.4% increase in operating expenses primarily due to marketing and technological costs and an 11.8% increase in provisions for loan losses.

2002 and 2003. The almost five-fold increase in the large corporations business area’s net income before taxes in 2003 was primarily attributable to a 73.6% decrease in provisions for loan losses. To a lesser extent, the increase in net income before taxes was also attributable to a decrease in charge-offs on assets received in lieu of payments and an increase in fee income from financial services. These factors more than offset a small decrease in net interest revenue, which was primarily attributable to a decrease in inflation in 2003.

Middle Market Companies. 2003 and 2004. The 6.6% decrease in the middle market companies business area’s income before taxes in 2004 was primarily attributable to a 28.8% increase in provisions for loan losses, from Ch$17,601 million in 2003 to Ch$22,669 million in 2004, which was primarily due to increased growth, an increase in the risk index of the loan portfolio and a 4% increase in operating expenses during 2004.

2002 and 2003. The 59.4% increase in the middle market companies business area’s net income before taxes in 2003 was primarily attributable to a decrease in provisions for loan losses and, to a lesser extent, lower charge offs on assets received in lieu of payment.

International Banking. 2003 and 2004. The 46% decrease in the international banking business area’s net income before taxes in 2004 as compared to 2003 was primarily attributable to the non-recurring earnings generated in 2003 from the sale of Latin American investment securities held at our New York branch. This decrease was partially offset by lower operating expenses during 2004.

2002 and 2003. In 2003, the international banking business area recorded net income before taxes of Ch$12,507 million, as compared to a net loss of Ch$6,900 million recorded in 2002. The change from a net loss to net income was primarily attributable to earnings obtained from the sale of Latin American investment securities held at our New York branch that had been previously written-off. The change from a net loss to net income was also attributable to a decrease in operating expenses.

Retail Banking. 2003 and 2004. The 30.8% increase in the retail banking business area’s net income before taxes for in 2004 was primarily attributable to an 18.6% increase in operating revenues from Ch$140,725 million in 2003 to Ch$166,877 million in 2004, which was primarily attributable to a 16.2% growth in the retail banking business area’s loan portfolio and, to a lesser extent, higher fee income. These factors were partially offset by higher operating expenses.

2002 and 2003. The 45.4% increase in the retail banking business area’s net income before taxes in 2003 was primarily attributable to lower provisions for loan losses and an increase in recoveries of loans that had previously been charged-off. Additionally, increased loan volumes and a decrease in operating expenses more than offset a reduction in spreads on our loans and the negative effect of the decrease in the inflation rate.

Treasury and Money Market Operations. 2003 and 2004. The 27.9% increase in the treasury and money market operations business area’s net income before taxes in 2004 was primarily attributable to increased income from our investment portfolio, which was primarily attributable to an increase in the value of our UF-denominated assets as a result of increased inflation and a decrease in Chilean-peso denominated costs of funds resulting from a decrease in the short term reference rate from 2.73% in 2003 to 1.87% in 2004.

2002 and 2003. The 17.8% decrease in the treasury and money market operations business area’s net income before taxes in 2003 was primarily attributable to a slight increase in long-term interest rates and decreased interest rate volatility, which reduced our earnings from our Chilean investment portfolio as compared to 2002.

Operations through Subsidiaries. 2003 and 2004. The 29.3% increase in net income before taxes from our subsidiaries in 2004 was primarily attributable to the 23.8% increase in fee income from their operations from Ch$37,428 million in 2003 to Ch$46,335 million in 2004, which resulted in a 21% increase in operating revenues. The increase in our subsidiaries’ fee income was also a result of increased cross-selling of products by our subsidiaries, as well as the growth of the Chilean economy. In particular, fee income from our securities brokerage subsidiary increased 24.7% during 2004. The 80% increase in fee income from services generated by our financial advisory services subsidiary was primarily attributable to fee income from investment banking and advisory services.

2002 and 2003. The 56.0% increase in net income before taxes from our subsidiaries in 2003 was primarily attributable to significant growth in fee income from our subsidiary operations. The increase was primarily attributable to an increase in the trading volume of stocks and U.S. dollars traded by our securities brokerage subsidiary, an increase in the average amount of funds managed by our mutual fund management subsidiary and an increase in the net income of our factoring subsidiary, which was primarily the result of increased volume and a decrease in its provisions for loan losses.

Net Income

The following table sets forth the principal components of our net income, as detailed in our audited consolidated financial statements for the years ended December 31, 2002, 2003 and 2004:

	Year Ended December 31,						% Increase (Decrease)
	2002		2003		2004		2002/2003	2003/2004
	(in millions of constant Ch$ as of December 31, 2004, except for percentages)
Net interest revenue	Ch$	380,546	Ch$	230,082	Ch$	328,472	(39.5)%	42.8%
Provisions for loan losses		(104,192)		(61,612)		(73,512)	(40.9)	19.3
Fees and income from services, net		78,733		98,251		126,842	24.8	29.1
Other operating income (loss), net		(31,621)		98,801		14,509	—	(85.3)
Other income and expenses, net:
Loan loss recoveries		12,334		26,026		33,736	111.0	29.6
Other income and expenses, net		(15,789)		(11,785)		(11,301)	(25.4)	(4.1)
Minority interest		(1)		(2)		(1)	100.0	(50.0)
Operating expenses		(256,780)		(227,557)		(240,302)	(11.4)	5.6
Net loss from price-level restatement		(9,934)		(4,137)		(7,466)	(58.4)	80.5
Net income before income taxes		53,296		148,067		170,977	177.8	15.5

Income taxes		1,194		(14,250)		(18,349)	—	28.8

Net income	Ch$	54,490	Ch$	133,817	Ch$	152,628	145.6%	14.1%

2003 and 2004. Our net income for 2004 was Ch$152,628 million, an increase of 14.1% from Ch$133,817 million in 2003, primarily reflecting a 42.8% increase in net interest revenue, a 29.1% increase in fee income and a 29.6% increase in loan loss recoveries. These factors were partially offset by a decrease in other operating income, net, an increase in operating expenses and increased provisions for loan losses.

2002 and 2003. Our net income for 2003 was Ch$133,817 million, an increase of 146% from Ch$54,490 million in 2002, which primarily reflected a 40.9% decrease in provisions for loan losses, a 24.8% increase in fee income, a change from other operating loss, net of Ch$31,621 million in 2002 to other operating income, net of Ch$98,801 million in 2003, an 11.4% decrease in operating expenses and an increase in the recovery of loans that had previously been charged-off. These factors were partially offset by lower net interest revenue and higher income taxes.

Net Interest Revenue

The tables included under the headings “—Interest Revenue” and “—Interest Expense” set forth information regarding our consolidated interest revenue and expenses and average interest earning assets and average interest bearing liabilities for the years ended December 31, 2002, 2003 and 2004. This information is derived from the tables included elsewhere in this annual report under “Item 4. Information on the Company—Selected Statistical Information” and is qualified in its entirety by reference to such information.

	Year Ended December 31,						% Increase (Decrease)
	2002		2003		2004		2002/2003	2003/2004
	(in millions of constant Ch$ as of December 31, 2004, except for percentages)
Interest revenue	Ch$	714,018	Ch$	439,422	Ch$	543,372	(38.5)%	23.7%
Interest expense		(333,472)		(209,340)		(214,900)	(37.2)	2.7

Net interest revenue	Ch$	380,546	Ch$	230,082	Ch$	328,472	(39.5)%	42.8%

Net interest margin(1)		4.52%		2.75%		3.84%	—	—

(1)	Net interest margin is net interest revenue divided by average interest earning assets.

The following table sets forth the effect on our net interest revenue of changes in the average volume of interest earning assets and interest bearing liabilities and the effect of average nominal interest rates on interest earning assets and interest bearing liabilities during the periods indicated:

	Increase (Decrease)
	2002/2003		2003/2004
	(in millions of constant Ch$ as of December 31, 2004)
Due to changes in average volume of interest earning assets and interest bearing liabilities	Ch$	40,606	Ch$	48,800
Due to changes in average nominal interest rates of interest earning assets and interest bearing liabilities		(191,070)		49,590

Net change	Ch$	(150,464)	Ch$	98,390

2003 and 2004. Net interest revenue increased by 42.8% from Ch$230,082 million in 2003 to Ch$328,472 million in 2004, primarily as a result of a 2.2% increase in average interest earning assets and an increase of 109 basis points (one basis point equals one one-hundredth of a percent) in net interest margin (net interest revenue divided by average interest earning assets), from 2.75% in 2003 to 3.84% in 2004. The increase in net interest margin was primarily the result of:

•	an increase in the inflation rate, which resulted in higher nominal rates on the portion of UF-denominated interest earning assets financed by nominal interest bearing liabilities and non-interest bearing liabilities;

•	a favorable change in our asset mix towards higher-yielding loans, such as commercial loans, mortgage loans financed by our general borrowings, factoring loans, lease contracts and consumer loans, and segments which reflected a slight increase in lending spreads;

•	an improved funding mix, reflected in the improvement of the ratio of average interest bearing liabilities to average interest earning assets from 73.0% in 2003 to 71.1% in 2004; and

•	a reduced negative impact of the 6.6% appreciation of the Chilean peso against the U.S. dollar in 2004, as compared to the 15.9% appreciation in 2003, as we maintained a net asset position in assets and liabilities denominated in Chilean pesos, readjusted in accordance with changes in the U.S. dollar exchange rate (this position is usually hedged with a net liability position in U.S. dollars and, consequently, decreased our net interest revenue, but originated accounting gains shown in the foreign exchange transaction line item in 2004).

2002 and 2003. Net interest revenue decreased by 39.5% from Ch$380,546 million in 2002 to Ch$230,082 million in 2003 primarily as a result of a decrease of 177 basis points (one basis point equals one one-hundredth of a percent) in our net interest margin and, to a lesser extent, a 0.5% decrease in the average volume of interest earning assets. Our net interest margin decreased from 4.52% in 2002 to 2.75% in 2003 primarily as a result of:

•	the impact of the 15.9% appreciation of the Chilean peso against the U.S. dollar in 2003, as we maintained a higher net asset position in assets and liabilities denominated in Chilean pesos, readjusted in accordance with changes in the U.S. dollar exchange rate, thus reducing our net interest revenue. In 2003, we also maintained a net liability position in U.S. dollars which partially offset the decrease in net interest revenue and increased the foreign exchange transaction line item;

•	a decrease in the inflation rate (from 2.8% in 2002 to 1.1% in 2003), which resulted in lower nominal rates on the portion of interest earning assets financed by non-interest bearing liabilities; and

•	an absence of significant repricing benefits during 2003, as the Central Bank left its benchmark interest rate unchanged at 2.75% between February and December 11, 2003, which reduced our net interest margin as compared to 2002. During 2002, successive decreases in interest rates benefited the 2002 net financial margin as our interest bearing liabilities have a shorter repricing period than our interest earning assets.

The 0.5% decrease in average interest earning assets in 2003 was primarily the result of a decrease in the amount of foreign currency denominated regulatory reserves we are required to maintain, and a decrease in average financial investments. We reduced the level of such regulatory reserves and financial investments in response to the Central Bank’s reduction in May 2003 of its foreign currency denominated demand and time deposits requirements.

Interest Revenue

The following table sets forth information regarding our interest revenue and average interest earning assets for the years ended December 31, 2002, 2003 and 2004:

	Year Ended December 31,						% Increase (Decrease)
	2002		2003		2004		2002/2003	2003/2004
	(in millions of constant Ch$ as of December 31, 2004, except for percentages)
Interest revenue(1)	Ch$	714,018	Ch$	439,422	Ch$	543,372	(38.5)%	23.7%

Average interest earning assets:
Commercial loans(2)	Ch$	3,122,288	Ch$	3,242,090	Ch$	3,386,304	3.8	4.4
Consumer loans		404,440		432,409		634,717	6.9	46.8
Mortgage loans(3)		1,274,401		1,186,079		1,000,958	(6.9)	(15.6)
Foreign trade loans		633,628		670,685		682,913	5.8	1.8
Interbank loans		102,931		85,812		45,174	(16.6)	(47.4)
Past due loans(4)		149,847		138,734		98,962	(7.4)	(28.7)
Contingent loans(5)		379,523		404,693		476,686	6.6	17.8
Leasing contracts		247,672		271,871		304,093	9.8	11.9

Total loans	Ch$	6,314,730	Ch$	6,432,373	Ch$	6,629,807	1.9%	3.1%
Financial investments(6)		1,884,350		1,823,648		1,834,212	(3.2)	0.6
Interbank deposits		220,830		123,063		96,720	(44.3)	(21.4)

Total	Ch$	8,419,910	Ch$	8,379,084	Ch$	8,560,739	(0.5)%	2.2%

Average rates earned on total interest earning assets(7):
Average nominal rates		8.48%		5.24%		6.35%	—	—
Average real rates		7.82%		4.89%		2.38%	—	—

(1)	Interest revenue includes fees we charge in respect of contingent loans.

(2)	Excludes leasing contracts.

(3)	Includes residential and general purpose mortgage loans.

(4)	Includes interest accrued and unpaid on principal until the date on which payment becomes overdue.

(5)	Consists of unfunded letters of credit, guarantees, performance bonds and other unfunded commitments.

(6)	“Financial investments” includes primarily bonds issued by the Central Bank and foreign governments.

(7)	See “Item 4. Information on the Company—Selected Statistical Information—Average Balance Sheets, Interest Earned on Interest Earning Assets and Interest Paid on Interest Bearing Liabilities.”

The following table sets forth the effect on our interest revenue of changes in (1) the average volume of interest earning assets and (2) the average nominal interest rates on interest earning assets, during the periods presented in the preceding table:

	Increase (Decrease)
	2002/2003		2003/2004
	(in millions of constant Ch$ as of December 31, 2004)
Effect due to changes in average volume of interest earning assets	Ch$	7,103	Ch$	44,659
Effect due to changes in average nominal interest rates of interest earning assets		(281,699)		59,291

Net change	Ch$	(274,596)	Ch$	103,950

2003 and 2004. Interest revenue increased by 23.7% from Ch$439,422 million in 2003 to Ch$543,372 million in 2004, primarily as a result of an increase in average nominal rates earned and a 2.2% increase in average interest earning assets from Ch$8,379,084 million in 2003 to Ch$8,560,739 million in 2004, primarily as a result of higher loan balances. Average nominal interest rates earned increased from 5.24% in 2003 to 6.35% in 2004, primarily as a result of an increase in the inflation rate from 1.1% in 2003 to 2.4% in 2004 and successive increases of the Chilean Central Bank’s nominal reference rates (from 1.75% as of February 2004 to 2.25% as of December 2004).

2002 and 2003. Interest revenue decreased by 38.5% from Ch$714,018 million in 2002 to Ch$439,422 million in 2003 primarily as a result of a decrease in the average nominal interest rates earned from 8.48% in 2002 to 5.24% in 2003. The decrease in average nominal interest rates earned was primarily as a result of a decrease in the inflation rate (from 2.8% in 2002 to 1.1% in 2003) and in the interest rates on Chilean peso-denominated interest earning assets. Average interest earning assets decreased slightly from Ch$8,419,910 million in 2002 to Ch$8,379,084 million in 2003 as a result of a reduction in the Central Bank’s foreign currency-denominated demand and time deposits requirements.

Interest Expense

The following table sets forth information regarding our interest expense and average interest bearing liabilities for the years ended December 31, 2002, 2003 and 2004:

	Year ended December 31,						% Increase (Decrease)
	2002		2003		2004		2002/2003	2003/2004
	(in millions of constant Ch$ as of December 31, 2004, except for percentages)
Interest expense	Ch$	333,472	Ch$	209,340	Ch$	214,900	(37.2)%	2.7%

Average interest bearing liabilities:
Time deposits(1)	Ch$	3,640,906	Ch$	3,413,951	Ch$	3,466,036	(6.2)	1.5
Savings accounts		173,446		176,967		146,778	2.0	(17.1)
Total Central Bank borrowings		62,674		69,949		90,259	11.6	29.0
Investments sold under agreements to repurchase		384,807		359,723		424,832	(6.5)	18.1
Mortgage finance bonds		1,312,999		1,051,414		914,065	(19.9)	(13.1)
Other interest bearing liabilities(2)		775,279		1,040,913		1,045,957	34.3	0.5

Total	Ch$	6,350,111	Ch$	6,112,917	Ch$	6,087,927	(3.7)%	(0.4)%

Average rates paid on total interest bearing liabilities(3):
Average nominal rates		5.25%		3.42%		3.53%	—	—
Average real rates		4.21%		(1.89)%		(0.67)%	—	—
Average (Chilean peso-denominated) non-interest bearing demand deposits	Ch$	1,633,578	Ch$	1,873,627	Ch$	2,088,509	14.7%	11.5%

(1)	Includes interest-earning demand deposits.

(2)	Combines interest bearing demand deposits and other interest bearing liabilities.

(3)	See “Item 4. Information on the Company—Selected Statistical Information—Average Balance Sheets, Interest Earned on Interest Earning Assets and Interest Paid on Interest Bearing Liabilities.”

The following table sets forth the effect on our interest expense from changes in (1) average volume of interest bearing liabilities and (2) average nominal interest rates paid on interest bearing liabilities, during the periods presented:

	Increase (Decrease)
	2002/2003		2003/2004
	(in millions of constant Ch$ as of December 31, 2004)
Effect due to changes in average volume of interest bearing liabilities	Ch$	(33,503)	Ch$	(4,141)
Effect due to changes in average nominal interest rates of interest bearing liabilities		(90,629)		9,701

Net change	Ch$	(124,132)	Ch$	5,560

2003 and 2004. Interest expense increased by 2.7% from Ch$209,340 million in 2003 to Ch$214,900 million in 2004, primarily as a result of an increase in the average nominal interest rates paid from 3.42% in 2003 to 3.53% in 2004. The increase in average nominal interest rates was partially offset by the 0.4 % decrease in average interest bearing liabilities from Ch$6,112,917 million in 2003 to Ch$6,087,927 million in 2004, primarily as a result of an 11.5% increase in average non-interest bearing demand deposits denominated in Chilean pesos.

2002 and 2003. Interest expense decreased by 37.2% from Ch$333,472 million in 2002 to Ch$209,340 million in 2003. The decrease was primarily attributable to a significant decrease in average nominal interest rates paid, from 5.25% in 2002 to 3.42% in 2003, and, to a lesser extent, by the impact of a 3.7% decrease in the average volume of interest bearing liabilities, from Ch$6,350,111 million in 2002 to Ch$6,112,917 million in 2003, primarily as a result of a decrease in mortgage finance bonds, investments sold under agreements to repurchase and time deposits. The decrease in the average nominal interest rate paid was primarily attributable to lower inflation and lower real interest rates paid on Chilean peso-denominated liabilities.

Provisions for Loan Losses

Chilean banks are required to maintain allowances to cover possible credit losses in accordance with regulations issued by the Chilean Superintendency of Banks. Effective as of January 1, 2004, the Chilean Superintendency of Banks modified the procedure used to calculate a financial institution’s required allowances. The application of such amended regulations did not result in any material increase in our allowance for loan losses. According to regulations of the Chilean Superintendency of Banks applicable to such periods, the amount of provisions charged to income in any period consists of net provisions for possible loan losses. See “Item 4. Information on the Company—Regulation and Supervision” and note 7 to our audited consolidated financial statements.

The following table sets forth information with respect to our provisions and allowances for loan losses and charge-offs for each of the years ended December 31, 2002, 2003 and 2004:

	Year Ended December 31,						% Increase (Decrease)
	2002		2003		2004		2002/2003	2003/2004
	(in millions of constant Ch$ as of December 31, 2004, except for percentages)
Provisions:
Total provisions for loan losses	Ch$	104,192	Ch$	61,612	Ch$	73,512	(40.9)%	19.3%
Charge-offs:
Total charge-offs		114,856		98,535		99,100	(14.2)	0.6
Loan loss recoveries:
Total loan loss recoveries		12,334		26,026		33,736	111.0	29.6
Net charge-offs		102,522		72,509		65,364	(29.3)	(9.9)
Other asset quality data:
Total loans	Ch$	6,378,727	Ch$	6,411,793	Ch$	6,888,911	0.5	7.4
Consolidated risk index		3.00%		2.36%		2.23%	—	—
Unconsolidated risk index		3.10%		2.41%		2.23%	—	—
Allowances for loan losses(1)	Ch$	223,678	Ch$	183,938	Ch$	153,742	(17.8)%	(16.4)%
Allowances for loan losses as a percentage of total loans		3.51%		2.87%		2.23%	—	—

(1)	“Allowances for loan losses” includes additional loan loss allowances (previously referred to as “voluntary allowances” under guidelines prior to 2004) greater than those required by the Chilean Superintendency of Banks. See “Item 4. Information on the Company—Regulation and Supervision—Allowances for Loan Losses” and “Item 4. Information on the Company—Regulation and Supervision—Additional Allowances.”

2003 and 2004. Our overall provisions for loan losses increased by 19.3% from Ch$61,612 million in 2003 to Ch$73,512 million in 2004, primarily as a result of the 7.4% growth in the loan portfolio and the risk classification downgrade of certain corporate clients primarily concentrated in the construction sector. Provisions for loan losses represented approximately 1.11% of average loans in 2004, a small increase from the 0.96% in 2003. On a consolidated basis, our risk index decreased from 2.36% in 2003 to 2.23% in 2004.

2002 and 2003. Our overall provisions for loan losses decreased by 40.9% from Ch$104,192 million in 2002 to Ch$61,612 million in 2003, which primarily reflected the establishment of significant provisions in 2003 that were not in effect in 2002 and the growth of the Chilean economy. The decrease in our overall provisions for loan losses were also attributable to the 15.9% appreciation of the Chilean peso against the U.S. dollar, which resulted in a decrease in the amount of our Chilean peso-denominated provisioning for foreign currency-denominated loans. As a result, the ratio of provisions to average loans decreased to 0.96% in 2003 from 1.65% in 2002. Our consolidated risk index, changed from 3.00% at the end of 2002, to 2.36% as of December 31, 2003.

Fees and Income from Services, Net

The following table sets forth certain components of our fees and income from services (net of fees paid to third parties that provide support for those services, principally fees relating to sales force and receipts and collection services provided to us) for the years ended December 31, 2002, 2003 and 2004:

	Year Ended December 31,						% Increase (Decrease)
	2002		2003		2004		2002/2003	2003/2004
	(in millions of constant Ch$ as of December 31, 2004, except for percentages)
Credit cards	Ch$	6,622	Ch$	8,632	Ch$	11,595	30.4%	34.3%
Sight accounts and ATMs		9,616		8,374		10,432	(12.9)	24.6
Demand deposits and overdrafts		20,893		22,200		24,037	6.3	8.3
Credit lines		5,158		5,659		6,747	9.7	19.2
Mutual funds		12,248		13,600		18,616	11.0	36.9
Stock brokerage		3,716		9,533		12,083	156.5	26.7
Collection services		2,675		2,946		3,561	10.1	20.9
Receipts and payment of services		5,891		7,351		7,960	24.8	8.3
Collection of over-due loans		6,558		8,837		8,569	34.8	(3.0)
Income and revenue from goods received in lieu of payment		1,261		2,488		3,874	97.3	55.7
Letters of credit, guarantees, collaterals and other contingent loans		4,184		4,073		5,148	(2.7)	26.4
Insurance		6,294		9,596		14,236	52.5	48.4
Financial advisory services		1,977		5,484		4,632	177.4	(15.5)
Foreign trade and currency exchange		2,300		3,340		3,409	45.2	2.1
Prepaid loans		1,238		2,018		3,317	63.0	64.4
Leasing		1,231		1,151		1,539	(6.5)	33.7
Factoring		301		750		584	149.2	(22.1)
Custody and trust services		609		934		1,399	53.4	49.8
Sales force expenses		(8,767)		(11,135)		(11,193)	27.0	0.5
Teller services expenses		(2,834)		(3,252)		(3,388)	14.7	4.2
Cobranding expenses		(3,149)		(6,095)		(3,633)	93.6	(40.4)
Other		711		1,767		3,318	148.5	87.8

Total	Ch$	78,733	Ch$	98,251	Ch$	126,842	24.8%	29.1%

2003 and 2004. Fees and income from services, net increased by 29.1% from Ch$98,251 million in 2003 to Ch$126,842 million in 2004, primarily as a result of an increase in fees generated from mutual funds, insurance and stock brokerage related products, credit cards, checking accounts, overdrafts, sight accounts and ATM transactions. Fee income accounted for 27.0% of operating revenues during 2004, a decrease from 23.0% in 2003, primarily as a result of the improved quality and increased quantity of fee generating products through alliances, promotions, product innovations and expanded distribution.

2002 and 2003. Fees and income from services, net increased by 24.8% from Ch$78,733 million in 2002 to Ch$98,251 million in 2003. The increase in 2003 was primarily attributable to the improved performance of our stock brokerage subsidiary, an increase in financial advisory service fees, additional fee income from our insurance business and from Socofin S.A., our collection services subsidiary, increased fee income associated with checking accounts and sight accounts (primarily as a result of an increase in the number of these accounts), a new fee structure for overdrafts and increased credit cards fees.

Other Operating Income (Loss), Net

Other operating income (loss), net, consists of net gains and losses from trading activities and net gains and losses from foreign exchange transactions. Trading results include gains and losses realized on the sale of financial investments as well as gains and losses arising from marking financial investments to market at period-end. Net gains and losses from foreign exchange transactions include gains and losses realized upon the sale of foreign currency and foreign exchange derivatives and gains and losses arising from the period-end translation of foreign currency-denominated assets and liabilities into pesos. Foreign exchange results do not include net adjustments on U.S. dollar-indexed domestic currency transactions, or the exchange rate variation on foreign branches’ capital and reserves. Foreign exchange results do include existing interest rate differences in currency derivatives.

The following table sets forth certain components of our other operating income (loss), net, in the years ended December 31, 2002, 2003 and 2004:

	Year Ended December 31,						% Increase (Decrease)
	2002		2003		2004		2002/2003	2003/2004
	(in millions of constant Ch$ as of December 31, 2004, except for percentages)
Gains (losses) on trading activities, net	Ch$	1,159	Ch$	5,463	Ch$	(3,151)	371.4%	—%
Foreign exchange transactions, net		(32,780)		93,338		17,660	—	(81.1)

Net other operating income (loss)	Ch$	(31,621)	Ch$	98,801	Ch$	14,509	—%	(85.3)%

2003 and 2004. In 2004, other operating income (loss), net contributed net income of Ch$14,509 million, a substantial decrease from Ch$98,801 million in 2003, primarily as a result of a significant decrease in income from foreign exchange transactions in 2004 and, to a lesser extent, losses on trading activities in the same year.

Gains on sales of financial instruments in 2004 accounted for a loss of Ch$3,151 million as compared to a gain of Ch$5,463 million in 2003. This loss was primarily a result of losses caused by decreases in the fair value of cross-currency swap transactions recorded during 2004 and losses associated with the sale of two loans in the manufacturing and retail sectors during 2004.

The decrease in foreign exchange transactions during 2004 as compared to 2003 was primarily attributable to a lower appreciation of the Chilean peso in 2004 of 6.6% as compared to 15.9% in 2003, which significantly reduced the income resulting from the net liability U.S. dollar-denominated position in 2004.

2002 and 2003. We recorded other operating income of Ch$98,801 million in 2003, compared to an other operating loss of Ch$31,621 million in 2002, primarily as a result of a significant increase in income from foreign exchange transactions and, to a lesser extent, increased gains on trading activities. The increase in foreign exchange transactions was primarily attributable to our decision to maintain a higher net liability position in U.S. dollars at a time when the Chilean peso was appreciating against the U.S. dollar in 2003. This effect was partially offset by our net asset position in Chilean peso-denominated assets, which were readjusted in U.S. dollars.

Total gains on trading activities in 2003 totaled Ch$5,463 million, compared to Ch$1,159 million in 2002, primarily as a result of earnings obtained from the sale of Argentine securities.

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

The following table sets forth certain components of our “other income and expenses, net,” in the years ended December 31, 2002, 2003 and 2004:

	Year Ended December 31,						% Increase (Decrease)
	2002		2003		2004		2002/2003	2003/2004
	(in millions of constant Ch$ as of December 31, 2004, except for percentages)
Loan loss recoveries previously charged-off	Ch$	11,591	Ch$	25,228	Ch$	28,359	117.7%	12.4%
Loan loss recoveries reacquired from the Central Bank		743		798		5,377	7.4	573.8

Subtotal		12,334		26,026		33,736	111.0	29.6

Non-operating income		6,135		5,429		4,821	(11.5)	(11.2)
Non-operating expenses		(20,920)		(15,963)		(16,558)	(23.7)	3.7

Subtotal		(14,785)		(10,534)		(11,737)	(28.8)	11.4

Income from investments in other companies		(1,004)		(1,251)		436	24.6%	—
Minority interest		(1)		(2)		(1)	100.0%	(50.0)%

Total	Ch$	(3,456)	Ch$	14,239	Ch$	22,434	—	57.6%

2003 and 2004. Other income and expenses, net increased to income of Ch$22,434 million in 2004 from Ch$14,239 million in 2003, primarily as a result of a 29.6% increase in loan loss recoveries which resulted from improved economic conditions in Chile, increased collection efforts and, to a lesser extent, losses in connection with equity investments related to an affiliate that offers e-commerce services to our corporate customers in 2003.

2002 and 2003. Other income and expenses, net changed to income of Ch$14,239 million in 2003 from an expense of Ch$3,456 million in 2002, primarily as a result of an increase in the recovery of loans that had previously been charged-off, a decrease in non-operating expenses and a decrease in provisions and charge-offs on assets received in lieu of payment. The change was also attributable to the fact that certain non-recurring expenses (such as certain provisions and charge-offs on premises) were recorded in 2002 as a result of the merger. See note 17 to our audited consolidated financial statements.

Operating Expenses

The following table sets forth information regarding our operating expenses in the years ended December 31, 2002, 2003 and 2004:

	Year Ended December 31,						% Increase (Decrease)
	2002		2003		2004		2002/2003	2003/2004
	(in millions of constant Ch$ as of December 31, 2004, except for percentages)
Personnel salaries and expenses	Ch$	138,829	Ch$	128,329	Ch$	136,599	(7.6)%	6.4%
Administrative and other expenses:
Advertising		8,799		7,978		10,857	(9.3)	36.1
Building maintenance		8,112		5,715		6,722	(29.5)	17.6
Rentals and insurance		9,536		9,191		9,204	(3.6)	0.1
Office supplies		4,783		4,359		4,554	(8.9)	4.5
Other expenses		64,013		54,604		56,389	(14.7)	3.3

Total administrative and other expenses	Ch$	95,243	Ch$	81,847	Ch$	87,726	(14.1)%	7.2%
Depreciation and amortization		22,708		17,381		15,977	(23.5)	(8.1)

Total	Ch$	256,780	Ch$	227,557	Ch$	240,302	(11.4)%	5.6%

2003 and 2004. Our operating expenses increased by 5.6% from Ch$227,557 million in 2003 to Ch$240,302 million in 2004, primarily as a result of increased personnel and administrative expenses. Personnel salaries and expenses increased by 6.4% during 2004, primarily as a result of salary increases, higher performance-related incentive expenses, the addition of 225 employees and a one-time bonus payment of approximately Ch$3,890 million made in the fourth quarter of 2004 in connection with our four-year collective bargaining agreement with our labor unions. We do not expect to be involved in any new collective bargaining agreements in the next four years.

The annual increase in administrative expenses was primarily due to advertising expenses, expenses associated with the expansion of our ATM network and the Credichile branch network, “Neos” related expenses and legal expenses of the New York branch.

Depreciation and amortization expenses declined by 8.1% during 2004 reflecting lower depreciation of computer equipment, which more than offset the higher amortization expenses related to our “Neos” project.

2002 and 2003. Our operating expenses decreased by 11.4% from Ch$256,780 million in 2002 to Ch$227,557 million in 2003, primarily as a result of cost savings associated with the merger. Personnel salaries and expenses decreased 7.6% in 2003 as a result of an employee reduction, which was partially offset by an increase in personnel salaries in 2003. The merger also resulted in a decrease in administrative costs, particularly those associated with the maintenance of fixed asset and rental expenses. Decreased depreciation expenses during 2003 were primarily due to higher charge-offs during 2002 of discontinued software and assets in leased branches that were closed during the first half of 2002.

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

2003 and 2004. The loss from price-level restatement increased from Ch$4,137 million in 2003 to Ch$7,466 million in 2004, primarily as a result of the increase in the inflation rate used for adjustment purposes from 1.0% in 2003 to 2.5% in 2004.

2002 and 2003. The loss from price-level restatement decreased from Ch$9,934 million in 2002 to Ch$4,137 million in 2003 primarily as a result of a decrease in the inflation rate used for adjustment purposes from 3.0% in 2002 to 1.0% in 2003.

Income Tax

The statutory corporate income tax rate in Chile was 16.5% in 2003 and 17% in 2004. We are also permitted under Law No. 19,396 to deduct dividend payments made to SAOS. In addition, any other payments made by SAOS or its shareholders to the Central Bank in connection with the Central Bank indebtedness are tax deductible. Consequently, our effective tax rate is significantly lower than the statutory corporate income tax rate because of the deduction of dividend payments from our taxable income. Additionally, but to a lesser extent, differences in the tax treatment for provisions on individual loans and for charge-offs for past due loans have an impact on our effective tax rate. Moreover, all real estate taxes paid on properties that are leased to customers are deductible from our taxable income.

2003 and 2004. In 2004, we recorded a tax expense of Ch$18,349 million as compared to a tax expense of Ch$14,250 million in 2003. This increase was primarily attributable to a higher income tax base in 2004 as a result of a 15.5% increase in net income before taxes, and the increase in the statutory income tax rate from 16.5% in 2003 to 17% in 2004.

2002 and 2003. We recorded a tax expense of Ch$14,250 million in 2003, as compared to a tax benefit of Ch$1,194 million in 2002. The change was primarily attributable to a higher income tax base in 2003, as a result of the 178% increase in net income before taxes between periods, an increase in the corporate income tax rate from 16.0% in 2002 to 16.5% in 2003, a lower tax benefit in 2003 relating to the amortization of the complementary accounts on accumulated deferred taxes for periods prior to 1999 and non-recurring earnings in 2002 related to the recognition of deferred taxes as a consequence of the increase in the corporate income tax rate in 2002.

Chilean and U.S. GAAP Reconciliation

We prepare our audited consolidated financial statements in accordance with Chilean GAAP, which differs in certain significant respects from U.S. GAAP. See note 28 to our audited consolidated financial statements for a description of the material differences between Chilean GAAP and U.S. GAAP, as they relate to us and our consolidated subsidiaries, reconciliation to U.S. GAAP of net income and shareholders’ equity and a discussion of new accounting rules under U.S. GAAP. The following table sets forth net income and shareholders’ equity for the years ended December 31, 2002, 2003 and 2004 under Chilean GAAP and U.S. GAAP:

	Year Ended December 31,
	2002		2003		2004
	(in millions of constant Ch$ as of December 31, 2004)
Net income (Chilean GAAP)	Ch$	54,490	Ch$	133,817	Ch$	152,628
Net income (U.S. GAAP)		17,552		133,658		146,912
Shareholders’ equity (Chilean GAAP)		640,022		713,068		674,533
Shareholders’ equity (U.S. GAAP)	Ch$	1,325,079	Ch$	1,374,166	Ch$	1,324,275

Significant differences exist between our net income and shareholders’ equity under Chilean GAAP as presented in “Item 5. Operating and Financial Review and Prospects,” and our net income and shareholders’ equity under U.S. GAAP as presented in note 28 to our audited consolidated financial statements. The differences are primarily in the context of the accounting treatment used for the merger. The principal differences are as follows:

•	Under Chilean GAAP, the merger was accounted for as a “pooling of interests” on a prospective basis. As such, the historical financial statements for periods prior to the merger are not restated under Chilean GAAP and we are considered to be the surviving entity. Under U.S. GAAP, the merger of the two banks is accounted for as a merger of entities under common control, as LQ Inversiones Financieras, a holding company beneficially owned by Quiñenco S.A., controlled both banks since March 27, 2001. Consequently, U.S. GAAP requires that we restate our U.S. GAAP historical financial statements to retroactively reflect the merger as if both banks had been combined since March 27, 2001. Under U.S. GAAP, for periods prior to March 27, 2001, the information presented in our audited consolidated financial statements is that of Banco de A. Edwards, as it had been under Quiñenco S.A.’s control since September 2, 1999.

•	The pooling of interests method under Chilean GAAP eliminates any interbank balances and aggregates the results of both banks using their historical book values. Under U.S. GAAP, to the extent that we and Banco de A. Edwards were under common control, the assets and liabilities of Banco de A. Edwards were transferred into our accounts at their book value. However, as Quiñenco S.A. only owned 51.18% of Banco de A. Edwards, we effectively acquired from minority interest holders that portion that was not held by Quiñenco S.A. and so we applied purchase accounting. As a result, we must calculate goodwill based on the difference between the purchase price (i.e., the market value of our shares) and the fair value of the proportion of assets and liabilities acquired from minority interest holders at the date of the merger. As part of this process, under U.S. GAAP, we were also required to value previously unrecorded intangible assets, such as the Banco de A. Edwards brand name, and to include these assets in our financial records. Such assets remain unrecorded under Chilean GAAP. The different basis of the assets and liabilities caused by this treatment has an effect on changes in depreciation and amortization in subsequent periods.

•	Under U.S. GAAP, when accounting for a merger of entities under common control, the book values of the merged entities that are held in the books of the common parent must be pushed down to the merged entity. This means that any goodwill in the books of Quiñenco S.A. at the time that it acquired each bank and any fair value differences created from those purchases must be included in our U.S. GAAP accounting records. In practice, this means that the goodwill and fair value adjustments created from Quiñenco S.A.’s purchases of Banco de A. Edwards shares in September, October and December 1999 and from Quiñenco S.A.’s purchase of our shares in March 2001 are pushed down to us. As there is no analogous accounting treatment under Chilean GAAP, there is a considerable difference in the asset and liability bases under each body of accounting principles.

•	Under Chilean GAAP, allowances for loan losses are calculated according to specific guidelines set by the Chilean Superintendency of Banks. Under U.S. GAAP, allowances for loan losses should be in amounts adequate to cover inherent losses in the loan portfolio at the respective balance sheet dates. If we had applied U.S. GAAP, our net income would have increased by Ch$7,492 million and Ch$8,258 million in 2003 and 2004, respectively, and shareholders’ equity would have increased by Ch$29,696 million and Ch$37,953 million in 2003 and 2004, respectively.

•	As required by the guidelines issued by the Chilean Superintendency of Banks, we account for forward contracts between foreign currencies and the U.S. dollar and forward contracts between the U.S. dollar and the Chilean peso, or the UF, are valued at the closing spot exchange rate at each balance sheet date, with the initial discount or premium being amortized over the life of the contract. Interest rate swap agreements are treated as off-balance-sheet financial instruments and the net interest effect, which corresponds to the difference between interest income and interest expense arising from such agreements, is recorded in net income in the period that such differences originate, except for interest rate and cross currency swaps designated as a hedge of the foreign investment portfolio, which are recorded at their estimated fair market values. Under U.S. GAAP, our entire portfolio of swap agreements are recorded at their estimated fair value and forward contracts between the U.S. dollar and the Chilean peso, or the UF, at the fair value based on the forward exchange rate. Additionally, we separately measure embedded derivatives included in certain contracts as freestanding derivative instruments at their estimated fair values, recognizing changes in earnings when they occur.

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

Our general policy is to maintain sufficient liquidity to ensure our ability to honor withdrawals of deposits, make repayments of other liabilities at maturity, extend loans and meet our working capital needs. As a bank, we satisfy our working capital needs through general funding. The majority of our funding is derived from deposits and other borrowings from the public. We believe that our working capital is sufficient to meet our present needs. The minimum amount of liquidity is determined by the reserve requirements set by the Central Bank. These reserves are currently 9.0% of demand deposits and 3.6% of time deposits. We are in compliance with all of these requirements.

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

The senior members of our financial division evaluate liquidity by projecting daily cash flows over the following 100 days to verify that adequate liquidity is maintained, in compliance with limits imposed by Chilean banking regulations and those set internally by us.

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

	Year Ended December 31,
	2002		2003		2004
	(in millions of constant Ch$ as of December 31, 2004)
Net cash provided by (used in) operating activities	Ch$	432,859	Ch$	(117,085)	Ch$	574,804

2003 and 2004. Cash provided by operating activities reached Ch$574,804 million in 2004 compared to cash used in operating activities of Ch$117,085 million in 2003, primarily as a result of a decrease in our financial investments, primarily in short-term Central Bank securities and Chilean financial institutions, due to our issuance of three series of bonds on September 1, 2004 which improved our liquidity and allowed us to reduce our lower-yielding short-term assets. In addition, foreign country-related investments also declined as a result of the decrease in the exchange rate.

2002 and 2003. We recorded cash used in operating activities of Ch$117,085 million in 2003, primarily as a result of an increase in the amount of Central Bank and government securities required to be held by us in order to comply with higher technical reserve requirements from the significant growth in checking accounts.

	Year Ended December 31,
	2002		2003		2004
	(in millions of constant Ch$ as of December 31, 2004)
Net cash used in investing activities	Ch$	(259,362)	Ch$	(170,521)	Ch$	(642,668)

2003 and 2004. Cash used in investing activities increased to Ch$642,668 million in 2004 from Ch$170,521 million in 2003 primarily as a result of an increase in the volume of our loan portfolio.

2002 and 2003. Cash used in investing activities decreased to Ch$170,521 million in 2003 from Ch$259,362 million in 2002, primarily as a result of a decrease in the funds used in spot foreign exchange transactions.

	Year Ended December 31,
	2002		2003		2004
	(in millions of constant Ch$ as of December 31, 2004)
Net cash provided by (used in) financing activities	Ch$	(269,466)	Ch$	473,368	Ch$	98,645

2003 and 2004. The decrease in cash provided by financing activities of Ch$473,368 million in 2003 to cash provided by financing activities of Ch$98,645 million in 2004 was primarily attributable to a decrease in investments sold under agreements to repurchase, mortgage finance bonds and foreign borrowings. Additionally, the decrease in net cash provided by financing activities resulted from the purchase of 2.5% of our shares and higher dividends distributed to our shareholders, Ch$130,550 million in 2004 compared to Ch$53,949 million in 2003.

2002 and 2003. The change from cash used in financing activities of Ch$269,466 million in 2002 to cash provided by financing activities of Ch$473,368 million in 2003 was primarily attributable to an increase in savings accounts and time deposits and, to a lesser extent, an increase in short-term foreign borrowings and investments sold under repurchase agreements.

Other Borrowings

Our long-term and short-term borrowings are summarized below. In accordance with the guidelines established by the Chilean Superintendency of Banks, we do not present a classified balance sheet. Borrowings are described as short-term when they have original maturities of less than one year or are due on demand. All other borrowings are described as long-term, including the amounts due within one year on such borrowings.

	Year Ended December 31, 2003						Year Ended December 31, 2004
	Long-term		Short-term		Total		Long-term		Short- term		Total
	(in millions of constant Ch$ as of December 31, 2004)
Central Bank Credit lines for renegotiation of loans	Ch$	3,049		—	Ch$	3,049	Ch$	1,930		—	Ch$	1,930
Other Central Bank Borrowings		—	Ch$	25,529		25,529		—	Ch$	107,643		107,643
Mortgage finance bonds		1,039,813		—		1,039,813		788,888		—		788,888
Bonds		3,205		—		3,205		181,515		—		181,515
Subordinated bonds		277,977		—		277,977		266,304		—		266,304
Borrowings from domestic financial institutions		106		51,023		51,129		—		26,399		26,399
Foreign borrowings		462,131		273,787		735,918		254,812		340,736		595,548
Investments sold under agreements to repurchase		—		437,410		437,410		—		349,086		349,086
Other obligations		10,092		50,998		61,090		11,089		33,758		44,847

Total other interest bearing liabilities	Ch$	1,796,373	Ch$	838,747	Ch$	2,635,120	Ch$	1,504,538	Ch$	857,622	Ch$	2,362,160

Central Bank borrowings

Central Bank borrowings include credit lines for the renegotiation of loans and other Central Bank borrowings. Credit lines were provided by the Central Bank for the renegotiation of mortgage loans due to the need to refinance debts as a result of the economic recession and crisis of the Chilean banking system from 1982 to 1985. The credit lines for the renegotiations of mortgage loans are linked to the UF index and carry a real annual interest rate of 2.29% as of December 31, 2004. The maturities of the outstanding amounts are as follows:

	As of December 31, 2004
	(in millions of constant Ch$ as of December 31, 2004)
Due within 1 year	Ch$	1,930
Due after 1 year but within 2 years		—
Due after 2 years but within 3 years		—
Due after 3 years but within 4 years		—
Due after 4 years but within 5 years		—
Due after 5 years		—

Total long-term (Credit lines for renegotiation of loans)		1,930
Total short-term (Other Central Bank borrowings)		107,643

Total Central Bank borrowings	Ch$	109,573

Mortgage finance bonds

Mortgage finance bonds are used to finance the granting of mortgage loans. The outstanding principal amounts of the bonds are amortized on a quarterly basis. The range of maturities of these bonds is between five and twenty years. The bonds are linked to the UF index and carry a weighted average annual interest rate of 5.9% as of December 31, 2004.

The maturities of outstanding mortgage finance bond amounts as of December 31, 2004 are as follows:

	As of December 31, 2004
	(in millions of constant Ch$ as of December 31, 2004)
Due within 1 year	Ch$	79,647
Due after 1 year but within 2 years		71,034
Due after 2 years but within 3 years		71,525
Due after 3 years but within 4 years		69,640
Due after 4 years but within 5 years		68,004
Due after 5 years		429,038

Total mortgage finance bonds	Ch$	788,888

Bonds

Our bonds are linked to the UF Index and carry an average real annual interest rate of 3.6% as of December 31, 2004, with interest and principal payments due semi-annually. The bonds were originally intended to finance loans that had a maturity of greater than one year.

The maturities of outstanding bond amounts as of December 31, 2004 are as follows:

	As of December 31, 2004
	(in millions of constant Ch$ as of December 31, 2004)
Due within 1 year	Ch$	29,408
Due after 1 year but within 2 years		28,311
Due after 2 years but within 3 years		27,931
Due after 3 years but within 4 years		27,387
Due after 4 years but within 5 years		27,486
Due after 5 years		40,992

Total bonds	Ch$	181,515

Subordinated bonds

In 2002 we issued bonds totaling UF1,580,000 at a discount of UF98,670. The bonds are linked to the UF index with interest and principal payments due semi-annually. The discount on the issuance of the bonds is amortized over the life of the bond. As of December 31, 2004, the effective real interest rate is 7.0%, taking into consideration the discount on issuance.

The bonds are intended to finance loans having a maturity greater than one year. As of December 31, 2004 the outstanding maturities of the bonds, which are considered long-term, are as follows:

As of December 31, 2004
(in millions of constant Ch$ as of December 31, 2004)
Due within 1 year	Ch$26,605
Due after 1 year but within 2 years	20,417
Due after 2 years but within 3 years	20,417
Due after 3 years but within 4 years	20,417
Due after 4 years but within 5 years	20,417
Due after 5 years	158,031

Total subordinated bonds	Ch$266,304

Subordinated bonds are considered in the calculation of “effective equity” for the purpose of determining our minimum capital requirements.

Borrowings from domestic financial institutions

Borrowings from domestic financial institutions, which are used to fund our general activities, carry a weighted average annual real interest rate of 2.39% as of December 31, 2004 and have the following outstanding maturities as of December 31, 2004:

As of December 31, 2004
(in millions of constant Ch$ as of December 31, 2004)
Due within 1 year	—
Due after 1 year but within 2 years	—
Due after 2 years but within 3 years	—
Due after 3 years but within 4 years	—
Due after 4 years but within 5 years	—
Due after 5 years	—

Total long-term	—
Total short-term	Ch$26,399

Total borrowings from domestic financial institutions	Ch$26,399

Foreign borrowings

We have short-term and long-term borrowings from foreign banks. The outstanding maturities of these borrowings as of December 31, 2004 are as follows:

As of December 31, 2004
(in millions of constant Ch$ as of December 31, 2004)
Due within 1 year	Ch$215,576
Due after 1 year but within 2 years	39,236
Due after 2 years but within 3 years	—
Due after 3 years but within 4 years	—
Due after 4 years but within 5 years	—
Due after 5 years	—

Total long-term	254,812
Total short-term	340,736

Total foreign borrowings	Ch$595,548

All of these loans are denominated in U.S. dollars, are principally used to fund our foreign trade loans and carry an average annual nominal interest rate of 2.33% as of December 31, 2004.

Other obligations

	As of December 31,
	2003		2004
	(in millions of constant Ch$ as of December 31, 2004)
Other long-term obligations:
Obligations with Chilean government	Ch$	10,092	Ch$	11,089

Total other long-term obligations		10,092		11,089
Other short-term obligations		50,998		33,758

Total other obligations	Ch$	61,090	Ch$	44,847

As of December 31, 2004, other obligations had the following maturities:

As of December 31, 2004
(in millions of constant Ch$ as of December 31, 2004)
Due within 1 year	Ch$1,396
Due after 1 year but within 2 years	1,595
Due after 2 years but within 3 years	1,787
Due after 3 years but within 4 years	1,762
Due after 4 years but within 5 years	1,555
Due after 5 years	2,994

Total long-term	11,089
Total short-term	33,758

Total other obligations	Ch$44,847

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

Funding

The following table sets forth our average daily balance of liabilities for the years ended December 31, 2002, 2003 and 2004, in each case together with the related average nominal interest rates paid thereon:

	Year Ended December 31,
	2002				2003				2004
	Average Balance		% of Total Liabilities	Average Nominal Rate	Average Balance		% of Total Liabilities	Average Nominal Rate	Average Balance		% of Total Liabilities	Average Nominal Rate
	(in millions of constant Ch$ as of December 31, 2004, except for percentages)
Non-interest bearing demand deposits	Ch$	1,633,578	18.9%	—	Ch$	1,873,627	21.8%	—	Ch$	2,088,509	23.3%	—
Time deposits		3,640,906	42.0	4.1%		3,413,951	39.8	2.5%		3,466,036	38.7	2.5%
Savings accounts		173,446	2.0	4.3		176,967	2.1	1.7		146,778	1.7	2.2
Mortgage finance bonds		1,312,999	15.2	9.3		1,051,414	12.2	7.4		914,065	10.2	8.2
Central Bank borrowings		62,674	0.7	3.7		69,949	0.8	2.5		90,259	1.0	2.3
Contingent liabilities		379,759	4.4	—		404,684	4.7	—		478,351	5.4	—
Other non-interest bearing liabilities		301,567	3.5	—		199,798	2.3	—		298,514	3.3	—
Other interest bearing liabilities		1,160,086	13.3	4.5%		1,400,636	16.3	2.9%		1,470,789	16.4	3.3%

Total liabilities	Ch$	8,665,015	100.0%		Ch$	8,591,026	100.0%		Ch$	8,953,301	100.0%

Our most important source of funding is our customer deposits, which consist primarily of peso-denominated non-interest bearing demand deposits and peso- and UF-denominated interest bearing time deposits. Non-interest bearing demand deposits represented 23.3% of our average total liabilities in 2004, and are our least expensive source of funding. Time deposits and mortgage finance bonds represented 48.9% of our average liabilities in 2004 and 52.0% in 2003, respectively.

Our current funding strategy is to continue to utilize all sources of funding in accordance with their cost and availability and with our general asset and liability management strategy. We also intend to continue to broaden our customer deposit base, to emphasize core deposit funding and to fund our mortgage loans with the matched funding available through the issuance of mortgage finance bonds and other long-term bonds in Chile’s capital markets. See “Item 4. Information on the Company—Business Overview—Principal Business Activities—Retail Banking.”

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

We provide customers with off-balance sheet credit support through loan commitments. Such commitments are agreements to lend to a customer at a future date, subject to compliance with the contractual terms. Since substantial portions of these commitments are expected to expire without our having to make any loans, total commitment amounts do not necessarily represent our actual future cash requirements. The amounts of these loan commitments were Ch$909,217 million and Ch$593,002 million as of December 31, 2003 and 2004, respectively. The amounts of subscribed leasing contracts were Ch$55,537 million and Ch$41,195 million as of December 31, 2003 and 2004, respectively.

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

Financial Guarantees

The following is a summary of instruments that are considered financial guarantees in accordance with FASB Interpretation No. 45:

As of December 31, 2004
(in millions of constant Ch$ as of December 31, 2004)
Performance bonds	Ch$347,843
Foreign office guarantees	15,355
Standby letters of credit	23,737

Total	Ch$386,935

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

The expiration of guarantees per period is as follows:

	Due within 1 year		Due after 1 year but within 3 years		Due after 3 years but within 5 years		Due after 5 years		Total
	(in millions of constant Ch$ as of December 31, 2004)
Performance bonds	Ch$	221,812	Ch$	96,309	Ch$	28,322	Ch$	1,400	Ch$	347,843
Standby letters of credit		12,521		10,956		78		182		23,737
Foreign office guarantees		15,355		—		—		—		15,355

Total	Ch$	249,688	Ch$	107,265	Ch$	28,400	Ch$	1,582	Ch$	386,935

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following tables set forth our contractual obligations and commercial commitments by time remaining to maturity. As of December 31, 2004, the scheduled maturities of our contractual obligations, including accrued interest, were as follows:

	Due within 1 year		Due after 1 year but within 3 years		Due after 3 years but within 5 years		Due after 5 years		Total
	(in millions of constant Ch$ as of December 31, 2004)
Contractual Obligations
Deposit and other term liabilities(1)	Ch$	3,296,296	Ch$	224,033	Ch$	1,020		—	Ch$	3,521,349
Mortgage finance bonds		79,647		142,559		137,644	Ch$	429,038		788,888
Bonds issued		56,013		97,076		95,707		199,023		447,819
Central Bank credit lines from renegotiations of loans		1,930		—		—		—		1,930
Other Central Bank borrowings		107,643		—		—		—		107,643
Borrowings from domestic financial institutions		26,399		—		—		—		26,399
Foreign borrowings		556,312		39,236		—		—		595,548
Other obligations		35,154		3,382		3,317		2,994		44,847
Lease contracts		5,711		8,133		4,972		3,341		22,157
Services contracts		143,090		145,732		123,359		2,463,271		2,875,452
Investments sold under agreements to repurchase		349,086		—		—		—		349,086

Total	Ch$	4,657,281	Ch$	660,151	Ch$	366,019	Ch$	3,097,667	Ch$	8,781,118

(1)	Excludes demand accounts and savings accounts.

As of December 31, 2004, the scheduled maturities of other commercial commitments, including accrued interest, were as follows:

	Due within 1 year		Due after 1 year but within 3 years		Due after 3 years but within 5 years		Due after 5 years		Total
	(in millions of constant Ch$ as of December 31, 2004)
Commercial Commitments
Letters of Credit	Ch$	145,237		—		—		—	Ch$	145,237
Guarantees		249,688	Ch$	107,265	Ch$	28,400	Ch$	1,582		386,935

Total other commercial commitments	Ch$	394,925	Ch$	107,265	Ch$	28,400	Ch$	1,582	Ch$	532,172

Item 6.	Directors, Senior Management and Employees

DIRECTORS AND SENIOR MANAGEMENT

Directors

Our administration is conducted by our board of directors which, in accordance with our estatutos, or bylaws, consists of eleven directors and two alternate directors. The entire board of directors is elected every three years. Our current board of directors was elected in March 2005 and their term expires in March 2008. Cumulative voting is permitted for the election of directors. Our chairman and our chief executive officer are appointed by the board of directors and holds their office at the board of directors’ discretion. Scheduled meetings of the board of directors are held at least twice a month. Extraordinary board of directors meetings may be called by the chairman, when requested by a majority of the directors or, in limited circumstances, when requested by one director.

Our current directors are as follows:

Directors	Position	Age
Fernando Cañas B.	Chairman	55
Andronico Luksic C.	Vice chairman	51
Jorge Awad M.	Director	59
Jacob Ergas E.	Director	70
Thomas Fürst F.	Director	74
Guillermo Luksic C.	Director	48
Rodrigo Manubens M.	Director	45
Gonzalo Menendez D.	Director	55
Maximo Pacheco M.	Director	51
Francisco Perez M.	Director	46
Segismundo Schulin-Zeuthen S.	Director	59
Edmundo Eluchans U.	Alternate director	54
Jorge Ergas H.	Alternate director	36

Fernando Cañas B. was elected as the chairman of our board of directors in 2005. Beginning his financial services career in 1977, Mr. Cañas joined Banco Santiago and participated in its formation and management until 1983. Mr. Cañas returned to Banco Santiago in 1997 as vice chairman of the board of directors and became chief executive officer in 1998. Mr. Cañas was chief executive officer at Banco O’Higgins prior to its merger with Banco Santiago. He served as chairman of the board of directors at Banco Tornquist in Argentina, a director on the board of directors of Banco del Sur in Peru and in 2001, became chairman of the board of directors for Latin America and the Caribbean of MasterCard International. In 2002, he was chief executive officer of Banco Santander Chile and in 2003, he became the general director and head of payment methods for Latin America Banco Santander Central Hispano based in Spain. Presently, he is chairman of the board of directors of Banchile Factoring S.A., Banchile Asesoria Financiera S.A., Banchile Securitizadora S.A. and Socofin S.A., and he is also a member of the board of directors of Banchile Corredores de Bolsa S.A. and the executive committee of Banchile Corredores Seguros Limitada. Mr. Cañas has a degree in Business Administration from the University of Chile at Valparaiso.

Andronico Luksic C. was elected as a director and vice chairman of our board of directors in 2005, and was previously a director and vice chairman of our board of directors from 2002 to 2004. He is a member of the NYSE, the advisory committee to the David Rockefeller Center for Latin American Studies at Harvard University, the Latin American Advisory Committee at Harvard Business School, the board of trustees to Babson College, the advisory board of the Panama Canal Authority and the Asia-Pacific Economic Cooperation Business Advisory Council. Mr. Luksic is vice chairman of Quiñenco S.A. and a member of the board of directors at Compañia Cervecerias Unidas S.A., Manufacturas de Cobre Madeco S.A., Empresas Lucchetti S.A., SOFOFA and the Sociedad de Fomento Fabril and he is a trustee of the Chile-Pacific Foundation. He was chairman of the board of directors of Banco O’Higgins and subsequently chairman of the board of directors of Banco Santiago until May 1999. Mr. Luksic was director and chairman of the board of directors of Banco de A. Edwards from September 1999 to December 2001. Mr. Luksic is a brother of Mr. Guillermo Luksic.

Jorge Awad M. has been a member of our board of directors since 1996. From 1989 to 1996, he was a member of the board of directors of Banco de Santiago. Mr. Awad has been the chairman of the board of directors of Lan Airlines S.A. since 1994 and is a member of the board of directors of several other companies, including Envases del Pacifico S.A., Universidad de Talca and Universidad Miguel de Cervantes. Previously, Mr. Awad was a director of Codelco Chile, Television Nacional de Chile, Laboratorio Chile S.A and other companies. He is also a professor of business entrepreneurship at the Universidad de Chile, from which he holds a degree in commercial engineering.

Jacob Ergas E. has been a member of our board of directors since 2002. Mr. Ergas is also director of Banchile Administradora General de Fondos S.A. He is chairman of the board of directors of J. Ergas Inversiones y Rentas Limitada, Ever I BAE S.A., Ever II HNS S.A., Inmobiliaria Paidahue S.A. and INERSA S.A. He was chairman of the board of directors of Banedwards S.A., Administradora de Fondos Mutuos, Banedwards S.A. Fondos de Inversion and Banedwards Corredora de Seguros Limitada. He was director of Promarket S.A., Banedwards Compañia de Seguros de Vida S.A. and Banedwards Asesoria Financiera S.A. He was director and vice chairman of Banco de A. Edwards from 1986 to 2001 and also director of the Chilean Association of Banks and Financial Institutions. Presently, he is a member of the board of directors of Banchile Administradora General de Fondos S.A.

Thomas G. Fürst has been a member of our board of directors since 2004. He is also member of the board of directors of Banchile Administradora General de Fondos S.A. Previously, Mr. Fürst was vice chairman of the board of directors at Compañia Cervecerias Unidas S.A. and a member of the board of directors of several other companies, including Embotelladoras Chilenas Unidas S.A., Viña Dassault-San Pedro S.A, Southern Breweries Establishment, CCU Argentina S.A. and Compañia Industrial Cervecera S.A. (CICSA). Mr. Fürst was a founder and member of the board of directors of Parque Arauco and he is partner and member of the board of Grupo Plaza. Presently, he is a member of Aseger S.A. and is a director of Plaza Vespucio S.A., Plaza Oeste S.A., Plaza del Trebol S.A. (Concepcion), Plaza La Serena S.A. (La Serena), Puente Alto S.A. and Banchile Administradora General de Fondos S.A. Mr. Fürst studied civil construction at Pontificia Universidad Catolica de Chile.

Guillermo Luksic C. has been a member of our board since 2001 and was the vice chairman of our board of directors from March 2001 to March 2002. Mr. Luksic is chairman of the board of directors of Quiñenco S.A., Compañia Cervecerias Unidas S.A., CNT Telefonica del Sur S.A. and Madeco S.A. He is also a member of the advisory council of Fundacion Paz Ciudadana and the Center of Public Studies and a member of the board of Universidad Finis Terrae. Mr. Luksic is a brother of Mr. Andronico Luksic.

Rodrigo Manubens M. has been a member of our board of directors since 2001. Mr. Manubens was a member of the board of directors of Banco de A. Edwards from 1999 until 2001. From 1985 to 1999, Mr. Manubens was a member of the board of directors of Banco O’Higgins and continued in that role when it merged into Banco Santiago. From 1995 to 1999 he was chairman of Banco Tornquist in Argentina and a member of the board of directors of Banco Sur in Peru and Banco Asuncion in Paraguay. Mr. Manubens also served as a director and chairman of Endesa Chile S.A. He is also chairman of Banchile Compañia de Seguros de Vida S.A. and Banchile Corredores de Bolsa S.A., a member of the board of directors of Banchile Factoring S.A. and a member of the executive committee of Banchile Corredores de Seguros Limitada. Mr. Manubens holds a degree in business from Universidad Adolfo Ibañez and a Masters of Science from the London School of Economics and Political Science.

Gonzalo Menendez D. has been a member of our board of directors since 2001. He is also the chairman of the board of directors of Inversiones Vita S.A. and Banchile Administradora General de Fondos S.A., and a member of the boards of directors of several other companies, including Banchile Compañia de Seguros de Vida S.A., Compañia Nacional de Telefonos, Telefonica del Sur S.A., Compañia de Telefonos de Coyhaique S.A., Quiñenco S.A., Antofagasta PLC, Minera Michilla S.A., Mining Group Antofagasta Minerals S.A., Antofagasta Railway, Minera Los Pelambres and Aguas de Antofagasta S.A. Previously, Mr. Menendez served as chief executive officer of Antofagasta Railway, Banco O’Higgins and Empresas Lucchetti. Since 1990, he has been a director and is now the chairman of the board of directors of the Latin American Export Bank. Mr. Menendez was a member of the board of directors and the executive committee of Banco Santiago and a member of the board of directors of Banco de A. Edwards. Mr. Menendez was a professor of finance and chilean economic and business policy at the Universidad de Chile. He holds a degree in business administration and accounting from the Universidad de Chile.

Maximo Pacheco M. has been a member of our board of directors since 2001. Mr. Pacheco is president and managing director of International Paper in Brazil and a member of the board of directors of Carter Holt Harvey in New Zealand and Corporacion Cultural de la I. Municipalidad de Santiago. Mr. Pacheco holds a degree in commercial engineering from the Universidad de Chile.

Francisco Perez M. has been a member of our board of directors since 2001. Since 1998, Mr. Perez has been the chief executive officer of Quiñenco S.A. He was formerly the chief executive officer of Compañia Cervecerias Unidas S.A., of which he is still a director. He is also a member of the board of directors of Entel and Banchile Corredores de Bolsa S.A. Prior to 1991, Mr. Perez was chief executive officer of Citicorp-Chile and also was chairman of Bankers Trust. Mr. Perez holds a degree in business administration from the Pontificia Universidad Catolica de Chile and a masters degree in business administration from the University of Chicago.

Segismundo Schulin-Zeuthen S. has been a member of our board of directors since 1999, and was previously the chairman of our board of directors from 1999 to 2004. He was also our president and chief executive officer from 1987 to 1999. He joined us in 1985 and served as assistant general manager until 1986. Prior to joining us, Mr. Schulin-Zeuthen held positions at Banco Morgan Finansa and at Nacional Financiera. Mr. Schulin-Zeuthen is also vice chairman of the board of directors of the Instituto de Capacitacion Racional de Empresas, a member of the board of Visa International, and chairman of Visa Latin American and Caribbean Region. Mr. Schulin-Zeuthen holds a degree in commercial engineering from the Universidad de Chile.

Edmundo Eluchans U. has been an alternate director of our board of directors since 2002. Mr. Eluchans was a director of Banco del Trabajo, Banco O’Higgins and Banco Santiago. Mr. Eluchans is also the principal partner at the Chilean law firm of Edmundo Eluchans y Cia. He was elected as an alternate director of Banco de A. Edwards in 2000 and then as a director in 2001. Mr. Eluchans holds a law degree from the Pontificia Universidad Catolica de Chile.

Jorge Ergas H. was elected as an alternate director of our board of directors in 2005, and has been an adviser to our board of directors since 2002. Mr. Ergas is vice chairman of Banchile Compañia de Seguros de Vida S.A., chairman of Movicenter and a director of Inersa S.A., Ever I BAE and Ever II HNS. Mr. Ergas was previously a director of Hotel Plaza San Francisco, Casa Piedra, HNS and Inmobiliaria Paidahue.

Senior Management

Our current executive officers are as follows:

Executive Officers	Position	Age
Pablo Granifo L.	Chief executive officer	46
Nelson Rojas P.	General legal counsel	51
Julio Guzman H.	Manager — Corporate and international division	50
Luis Felipe Bravo F.	Manager — Credit risk division	61
Alejandro Herrera A.	Manager — Individual banking and branches	48
Marcelo Caracci L.	Manager — Operations and technology division	55
Arturo Concha U.	Manager — Financial division	51
Jennie E. Coleman A.	Manager — Human resources division	51
Arturo Tagle Q.	Manager — Planning and research division	45
Alvaro Cambara L.	Manager — Marketing division	48
Pedro Bolados M.	Manager — Risk control division	46
Eduardo Ebensperger O.	Manager — Middle market division	52
Alicia Sandoval Q.	Manager — Special business division	55
Juan Cooper A.	Manager — Credichile division	44
Vivianne Sarniguet K.	Manager — Global compliance division	38

Pablo Granifo L. was appointed our chief executive officer in 2001. He was chief executive officer of Banco de A. Edwards from 2000 to 2001, a commercial manager at Banco Santiago from 1995 to 1999 and a corporate manager at Banco Santiago from 1999 to 2000. Mr. Granifo is a member of the board of directors of Banchile Administradora General de Fondos S.A., Banchile Asesoria Financiera S.A., Socofin S.A., Banchile Securitizadora S.A. and Banchile Factoring S.A. He is also a director of Banchile Trade Services Limited and a member of the executive committee of Banchile Corredores de Seguros Limitada. He holds a degree in business from the Pontificia Universidad Catolica de Chile.

Nelson Rojas P. has been our general legal counsel and the secretary of our board of directors since 2004. In 2002, he joined us as in-house legal counsel. Mr. Rojas joined Banco de A. Edwards in 1987 and was the general legal counsel and secretary of the board from 1997 until 2002. He is also vice president of the legal affairs committee of the Chilean Bank Association. Mr. Rojas holds a degree in law from the Universidad de Chile.

Julio Guzman H. has been the manager of the corporate and international division since 2002. He joined Banco de A. Edwards in 1992 and was the general manager from September 2001 to December 2001. Mr. Guzman is a member of the board of directors of Banchile Securitizadora S.A. and he is an alternate director of Banchile Trade Services Limited. He holds a degree in business from the Pontificia Universidad Catolica de Chile.

Luis Felipe Bravo F. has been the manager of the credit risk division since 2002. Mr. Bravo joined us in 1986 and has served various positions, including manager of corporate and international credit, manager of corporate banking and manager of credit risk. Previously, he was a director of Carvalho Hosken and credit manager at Citibank N.A. He is a member of the board of directors of Socofin S.A. and holds degrees in commercial engineering and accounting from the Pontificia Universidad Catolica de Chile.

Alejandro Herrera A. has been the manager of the individual banking and branches division since 2002. He has served as the manager of the individual banking and branches division at Banco de A. Edwards from 2000 to 2001 and at Banco Sudamericano from 1996 to 1999, as the chief executive officer of Administradora de Fondos Mutuos Santiago S.A. from 1994 to 1995 and as branches manager at Banco Santiago for the Santiago region. Mr. Herrera is the chairman of the board of directors of Promarket S.A. He is also a member of the board of directors of Banchile Administradora General de Fondos S.A., Banchile Asesoria Financiera S.A., Banchile Securitizadora S.A. and Socofin S.A. and a member of the executive committee of Banchile Corredores de Seguros Limitada. He holds a degree in business from the Pontificia Universidad Catolica de Valparaiso.

Marcelo Caracci L. has been the manager of the operations and technology division since 2001. Prior to that time, Mr. Caracci was founder and director of two technology companies, Sonda Bancos and Sonda Peru. He participated actively in the development and startup of Redbanc, Transbank, Servipag and Deposito Central de Valores S.A. He holds a degree in civil engineering from the Pontificia Universidad Catolica de Chile.

Arturo Concha U. has been the manager of the financial division since 1986. He was chief financial officer at Banco Bice from 1985 to 1986 and worked in several positions, including chief financial officer at Banco Colocadora Nacional de Valores from 1976 to 1985. Presently, Mr. Concha is chairman of the board of directors at Sociedad Interbancaria de Depositos de Valores S.A. and a member of the board of directors of Deposito Central de Valores S.A. and Banchile Securitizadora S.A. Mr. Concha holds degrees in commercial engineering and accounting from the Pontificia Universidad Catolica de Chile and participated in the International Senior Management Program at Harvard Business School.

Jennie E. Coleman A. joined us as the manager of the human resources division in 2003. Previously, Mrs. Coleman was the manager of the human resources division, manager of organizational development and training chief executive at Banco Santiago. Mrs. Coleman holds a degree in public administration from the Universidad de Chile.

Arturo Tagle Q. has been the manager of the planning and research division since 2002. He was general manager of the Chilean Bankers Association from 1990 to 1994 and Director of research at the Chilean Superintendency of Banks from 1984 to 1989. Mr. Tagle is the chief executive officer of Sociedad Matriz del Banco de Chile S.A. and SAOS. He holds a degree in commercial engineering from the Pontificia Universidad Catolica de Chile and a masters degree in business administration from the University of Chicago.

Alvaro Cambara L. has been the manager of the marketing division since 2002, and was previously the manager and marketing manager of the individual banking division. Mr. Cambara has held several positions in our corporate and marketing divisions and was marketing manager at AFP Provida S.A. Mr. Cambara holds a degree in business from Pontificia Universidad Catolica de Chile.

Pedro Bolados M. has been the manager of the risk control division since January 2002, and was previously comptroller of Banco de A. Edwards. He joined Banco de A. Edwards in 1992 after holding the position of corporate audit vice president at Citibank N.A. in Latin America. Mr. Bolados holds an executive masters degree in business administration from the Pontificia Universidad Catolica de Chile.

Eduardo Ebensperger O. has been the manager of the middle market division since June 2005, and was previously the chief executive officer of Banchile Factoring S.A. from 2002 to 2005. He joined Banco de A. Edwards in 1989. Mr. Ebensperger was manager of the medium size companies division and manager of the regional branches of Banco de A. Edwards from 1997 to 2001. Presently, he is a member of the board of directors of Banchile Asesoria Financera S.A. Mr. Ebensperger holds a degree in business from the Universidad de Chile.

Alicia Sandoval Q. has been the manager of the special business division since 2002 and previously served as the manager of specialized credits in the corporate division. Mrs. Sandoval was assistant manager and an advisor to the chief executive officer of Industria Azucarera Nacional S.A. and an analyst at Corporacion de Fomento. Mrs. Sandoval holds degrees in commercial engineering and accounting from the Universidad de Chile.

Juan Cooper A. has been the manager of the Credichile division since 2003. He was the chief executive officer of Altavida Santander Compañia de Seguros de Vida S.A. from 2001 to 2002 and the manager of the Santiago express division of Banco Santiago from 1993 to 2000. He is also a current member of the board of directors of Promarket S.A. and Socofin S.A., and a member of the executive committee of Banchile Corredores Seguros Limitada. Mr. Cooper has a degree in business from the Universidad de Chile and a masters degree in business administration from the Pontificia Universidad Catolica de Chile.

Vivianne Sarniguet K. has been the manager of the global compliance division since 2005. She was country compliance officer and internal audit head in Chile at Citibank, N.A. Ms. Sarniguet is a member of the executive committee for anti-money laundering of the Chilean Banks Association and has participated on behalf of the Chilean Banks Association with the Chilean government and Chilean Congress on the development of anti-money laundering legislation. Ms. Sarniguet holds a law degree from Universidad Diego Portales.

Our directors do not have any service contracts with the company that provide for benefits upon termination of employment.

COMPENSATION

The table below presents the amount of compensation, as established at the general shareholders’ meetings, to the members of our board of directors for the year ended December 31, 2004. These amounts include remuneration for services, fees for attendance at board meetings, committee meetings and subsidiary board meetings and consulting and travel expenses.

Name of Director	Remuneration		Fees for attendance at board meetings		Fees for attendance at committee meetings and subsidiary board meetings		Consulting and travel expenses			Total
	(in millions of constant Ch$ as of December 31, 2004)
Fernando Cañas B. (1)		—		—		—		—			—
Jorge Ergas H. (2)		—		—		—		—			—
Segismundo Schulin-Zeuthen S.	Ch$	115.9	Ch$	40.1	Ch$	153.0	Ch$	5.0		Ch$	314.0
Andronico Luksic C.		115.9		13.7		—		36.2			165.8
Jorge Awad M.		40.9		18.8		111.1		—			170.8
Jorge Diaz V. (3)		40.9		21.3		39.2		5.0			106.4
Edmundo Eluchans U.		40.9		19.6		46.0		—			106.5
Jacob Ergas E.		40.9		14.5		65.7		—			121.1
Guillermo Luksic C.		40.9		11.9		12.8		—			65.6
Rodrigo Manubens M.		40.9		19.6		131.7		146.1	(4)		338.3
Gonzalo Menendez D.		40.9		20.4		165.4		44.7			271.4
Maximo Pacheco M.		40.9		18.7		6.0		—			65.6
Francisco Perez M.		40.9		19.6		60.6		—			121.1
Maximo Silva B. (5)		40.9		21.3		66.5		—			128.7
Manuel Sobral F. (6)		37.4		18.7		69.1		—			125.2
Thomas Fürst F.		3.5		2.6		3.5		—			9.6

Total	Ch$	681.7	Ch$	260.8	Ch$	930.6	Ch$	237.0		Ch$	2,110.1

(1)	Mr. Cañas was elected as a director in 2005.

(2)	Mr. Ergas was elected as an alternate director in 2005.

(3)	Mr. Diaz is no longer a member of our board of directors.

(4)	Includes fees for consulting agreed upon by the board of directors of Ch$77.9 million.

(5)	Mr. Silva is no longer a member of our board of directors.

(6)	Mr. Sobral is no longer a member of our board of directors.

Consistent with Chilean law, we do not disclose to our shareholders, or otherwise make public, information regarding the compensation of our senior management. For the year ended December 31, 2004, the aggregate amount of compensation paid to our senior management, including the senior management of our subsidiaries, was Ch$4,521 million. Pursuant to the Chilean Corporations Law, our directors/audit committee must approve compensation plans, but we are not required to have a compensation committee. For the year ended December 31, 2004, no amounts were set aside or accrued by us to provide pension, retirement or similar benefits for our directors and officers.

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

Chilean law contains additional provisions restricting transactions with affiliates not involving directors or executive officers. The Chilean Corporations Law requires that our transactions with related parties be on market terms or on similar terms to those customarily prevailing in the market. We are required to compare the terms of any such transaction to those prevailing in the market at the date the transaction is to be entered into. Directors of companies that violate this provision are liable for losses resulting from such violation. As disclosed in note 16 to our audited consolidated financial statements, we incurred an aggregate of Ch$8,943 million in expenses and Ch$108 million in income from transactions other than loans with related parties in 2004.

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

We held an aggregate of Ch$130,759 million in loans to, including Ch$49,986 million in collateral pledged by, related parties as of December 31, 2004. See note 16 to our audited consolidated financial statements for details concerning these transactions.

BOARD PRACTICES

Governance Practices

The board of directors delegates certain functions and activities to our committees to research, evaluate and report to the board of directors regarding specific matters which may affect our businesses.

The Directors/Audit Committee

Prior to March 24, 2005, the directors’ committee and audit committee were separate committees performing independent functions for the board of directors. On March 24, 2005, the board of directors resolved to merge the directors’ committee with the audit committee forming the directors/audit committee. This new committee will have the same characteristics, perform the same duties and require the same conditions for membership as the prior directors’ and audit committees. In addition, the directors/audit committee will oversee and receive reports from the global compliance division, which is in charge of implementing an anti-money laundering program and ensuring that all applicable U.S. regulations are implemented in our Miami and New York branches.

Our directors/audit committee is composed of three members, as appointed by the board of directors. For purposes of matters required to be addressed by our audit committee, we have a two voting members and one non-voting member. For purposes of matters required to be addressed by our directors committee, we have three voting members. Members serve on the committee for the same term that they serve as directors and may be re-elected. Under Chilean law, the majority of the members of a company’s directors committee must be independent. Additionally, under applicable resolutions from the Chilean Superintendency of Banks, the board of directors must set standards, based on international independence criteria, for determining audit committee member independence. Under U.S. federal securities laws, all members of our directors/audit committee are required to meet the independence criteria of Rule 10A-3 of the Securities Exchange Act of 1934, as amended, or the Exchange Act, beginning July 31, 2005.

The following directors were appointed as members of the directors/audit committee by the board of directors at the meeting held on March 24, 2005:

•	Jorge Awad M. (chair),

•	Gonzalo Menendez D., and

•	Thomas Fürst F.

Mr. Jorge Awad M. and Mr. Thomas Fürst F. satisfy the independence requirements under both Chilean law and Rule 10A-3 and are full voting members of our directors/audit committee. Mr. Gonzalo Menendez D. is exempt from the independence requirements of Rule 10A-3 pursuant to an exemption in Rule 10A-3(b)(1)(iv)(D). Under that exemption, he is a non-voting member of our directors/audit committee with respect to all matters required to be addressed by our audit committee under U.S. federal securities laws. We do not believe that reliance on the exemption in Rule 10A-3(b)(1)(iv)(D) would materially adversely affect the ability of our directors/audit committee to act independently and perform its duties.

The directors/audit committee meets monthly and no less frequently than eight times a year, and its budget is approved annually at the ordinary shareholders’ meeting. The directors/audit committee satisfies the applicable requirements of the Chilean Superintendency of Banks and operates pursuant to a charter document. The Chilean Superintendency of Banks recommends that at least one of the members of the committee be experienced with respect to the accounting procedures and financial aspects of banking operations. The committee submits a report regarding its activities to our board of directors after each directors/audit committee meeting, and presents an annual report at our annual shareholder’s meeting.

Directors/Audit Committee Duties. The committee may appoint independent personnel to carry out specific duties. The duties of the directors/audit committee include:

•	reviewing and approving all related party transactions;

•	reviewing annual and interim financial statements and informing the board of directors of the results of such reviews;

•	reviewing the audit reports prepared by our internal comptroller and supervising our controlling divisions;

•	reviewing the reports, procedures and work of our external auditors and interacting with rating agencies;

•	selecting external auditors and rating agencies to be proposed to the board of directors;

•	coordinating with and delegating or recommending tasks to our internal and external auditors;

•	discussing the effectiveness and reliability of internal control procedures;

•	informing the board of directors of any change in accounting principles and its effects;

•	discussing the compensation structure and self-evaluation process for senior management;

•	reviewing and discussing money-laundering procedures, prevention, policies and compliance;

•	reviewing complaints presented by our clients to the Chilean Superintendency of Banks;

•	reviewing and deliberating on issues related to conflicts of interests;

•	investigating suspected fraudulent activities;

•	reviewing the inspection reports, instructions and presentations from the Chilean Superintendency of Banks;

•	reviewing the performance of information systems, their efficiency, reliability and utility in decision making; and

•	intervening in any other situation where intervention is warranted in the committee’s discretion.

Portfolio Committee

The main function of the portfolio committee is to inform the board of directors of changes in the composition and risk of our loan portfolio. The committee closely reviews the performance of our principal debtors, overdue loan ratios, past-due loan indicators, write-offs and allowances for loan losses.

The portfolio committee prepares proposals for discussion with, and approval by, the board of directors with respect to credit policies, portfolio evaluation methods and the calculation of allowances for expected loan losses. The committee also performs analyses of the adequacy of allowances, authorizes extraordinary loan write-offs once recovery attempts have been exhausted and controls the disposal of assets acquired in lieu of payment.

The portfolio committee meets on a monthly basis and is comprised of five directors, in addition to our chief executive officer and the managers of our credit risk and special business divisions.

Directors’ Credit Committee

The directors’ credit committee provides the highest level of approval of credit proposals presented by our credit risk area and commercial officers. The committee evaluates proposals with respect to loans that would expose us to credit risks in excess of UF 250,000. The directors’ credit committee also evaluates proposals based upon certain qualitative aspects, irrespective of approval amounts, such as the approval of customers whose eventual collections might adversely affect our corporate image or the approval of transactions with related parties. The committee meets on a weekly basis and is comprised of our chief executive officer and the entire board of directors, with quorum requiring three directors.

Finance and International Committee

The finance and international committee provides a forum for members to discuss and analyze the implementation of financial management policies. The committee meets monthly and is comprised of five directors, our chief executive officer, the financial division manager, the corporate and international division manager, the planning and research division manager and the financial risk manager. Committee members conduct analyses and make presentations to the committee regarding certain matters, including:

•	defining market risk policies, procedures and limits;

•	control of market risk limits, liquidity and other regulatory financial limits. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk” and “Item 4. Information on the Company—Regulation and Supervision;”

•	new operations and financial businesses;

•	monitoring positions and related market risks;

•	control of counterparty exposure in financial derivatives;

•	analysis of our current and forecasted financial structure;

•	allocating our capital to different lines of business;

•	defining policies setting the cost of funds; and

•	monitoring the condition of foreign branches.

The Disclosure Committee

In May 2003, we established the disclosure committee, a management entity that formalizes the tasks necessary to ensure that information we provide to the market is detailed, accurate and complete. The members of the disclosure committee include the investor relations manager, the principal accounting officer, deputy general counsel, the managers of the risk control division, research area, planning and research division and global compliance division, and, as necessary, persons from our other divisions. The members of the disclosure committee have been involved in the drafting of this annual report and are involved in the preparation of our quarterly disclosures.

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
Pursuant to the Chilean Corporations Law, we must determine whether the members of our directors/audit committee (all of whom are members of our board of directors) are independent.

The definition of independence applicable to us pursuant to the Chilean Corporations Law differs in certain respects from the definition applicable to U.S. issuers under the NYSE rules.

Under the Chilean Corporations Law, a director is deemed to be an independent member of the directors/audit committee if such member would have been elected as a director at the shareholders meeting after excluding the votes of any controller or party related to it. Under the regulations of the Chilean Superintendency of Banks, members of the audit committee must satisfy international independence criteria.

Executive Sessions. Non-management directors must meet regularly in executive sessions without management. Independent directors should meet alone in an executive session at least once a year. §303A.03	There is no similar requirement under our bylaws or under applicable Chilean law.

Audit committee. Audit committee satisfying the independence and other requirements of Rule 10A-3 under the Exchange Act, and the more stringent requirements under the NYSE standards is required. §§303A.06, 303A.07	We will be required to comply with Rule 10A-3 by July 31, 2005. The members of our audit committee are not required to satisfy the NYSE independence and other audit committee standards that are not prescribed by Rule 10A-3.

NYSE Standards	Our Corporate Governance Practice
For a description of the duties of our audit committee under applicable Chilean law, see “—Governance Practices— Directors/Audit Committee—Directors/Audit Committee Duties.”

Nominating/corporate governance committee. Nominating/corporate governance committee of independent directors is required. The committee must have a charter specifying the purpose, duties and evaluation procedures of the committee. “Controlled companies,” which would include our company if it were a U.S. issuer, are exempt from these requirements. §303A.04	We are not required to have, and do not have, a nominating/corporate governance committee.

Compensation committee. Compensation committee of independent directors is required, which must approve executive officer compensation. The committee must have a charter specifying the purpose, duties and evaluation procedures of the committee. “Controlled companies,” which would include our company if it were a U.S. issuer, are exempt from this requirement. §303A.05	We are not required to have a compensation committee. Pursuant to the Chilean Corporations Law, our directors/audit committee must approve compensation plans.

Equity compensation plans. Equity compensation plans require shareholder approval, subject to limited exemptions.	Equity compensation plans require shareholder approval, subject to limited exemptions.

Code of Ethics. Corporate governance guidelines and a code of business conduct and ethics is required, with disclosure of any waiver for directors or executive officers. §303A.10	We have adopted a code of ethics applicable to all of our directors and executive officers, which has been included as an exhibit to this annual report on Form 20-F. We are required by Item 16B of Form 20-F to disclose any waivers granted to our chief executive officer, chief financial officer, principal accounting officer and persons performing similar functions. Our code of ethics sets forth the principles and values that govern personnel conduct as well as other issues such as; conflicts of interests, usage of the privileged information, internal controls for fraud prevention and labor responsibility.

EMPLOYEES

The following table shows the breakdown of our full-time, permanent employees at the dates indicated:

	As of December 31,
	2002	2003	2004
Banco de Chile	5,671	6,093	6,361
Overseas branches and representative offices	48	47	52
Subsidiaries	2,936	2,993	2,952

Total	8,655	9,133	9,365

At December 31, 2004, we had 9,365 employees (on a consolidated basis) of which approximately 1,892, or 20.2%, were unionized. All management positions are held by non-unionized employees. We are party to four collective bargaining agreements (one of which we assumed as part of the merger with Banco A. Edwards) covering our unionized employees. These collective bargaining agreements were signed in December 2004 and expire in December 2008. We have not experienced a strike in the last 10 years and consider relations with our employees to be satisfactory.

We have a comprehensive personnel training and development program that includes internal courses on operational, technical and commercial subjects as well as participation in external seminars. In 2004, the total cost of training programs was approximately 1.1% of total personnel salaries and expense. We do not maintain any pension or retirement programs for the vast majority of our employees. We do, however, pay certain long-serving key employees a severance payment upon retirement. Although we have, in the past, provided productivity bonuses to individual employees on a discretionary basis, we do not maintain a formal profit-sharing plan.

SHARE OWNERSHIP

Mr. Andronico Luksic and Mr. Guillermo Luksic, members of our board of directors since March 2002 and March 2001, respectively, together with members of their family, control Quiñenco S.A. As of May 31, 2005, Quiñenco S.A. owns 20.23% of our outstanding shares (directly and indirectly through LQ Inversiones Financieras S.A.). Additionally, Quiñenco S.A. holds 53.50% of the voting rights in Banco de Chile (directly and indirectly through shares of SM-Chile S.A. that are owned by LQ Inversiones Financieras S.A. and Inversiones LQ-SM S.A.).

Mr. Jacob Ergas, a member of our board of directors since January 1, 2002, controls Ever I Bae S.A., Inversiones Aspen Limitada, Inversiones e Inmobiliaria el Rosal S.A., Inversiones Interover S.A. and Inversiones el Norte y el Rosal S.A. These holding companies own 5.05%, 1.65%, 0.37%, 0.04% and 0.00% of our outstanding shares, respectively. Mr. Ergas holds 7.10% of the voting rights in Banco de Chile through these holding companies.

None of our directors or senior management (other than Mr. Andronico Luksic, Mr. Guillermo Luksic and Mr. Jacob Ergas) owns 1% or more of our outstanding common stock. Further, none of our directors (including Mr. Andronico Luksic, Mr. Guillermo Luksic and Mr. Jacob Ergas) or senior management have different or preferential voting rights with respect to the shares they own.

We do not have any arrangements for involving employees in our capital, including any arrangements that involve the issue or grant of options of our shares or securities.

Item 7.	Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

The following table sets forth certain information concerning the ownership of our outstanding shares as of May 31, 2005. None of our shares are subject to options or have different voting rights. As of May 31, 2005, there were 7,919 record holders of our shares in Chile who held 99.46% of our outstanding shares.

The calculation of percentages in the “Percentage of Outstanding Shares” column in the table below is based upon the number of our shares issued and outstanding as of May 31, 2005. There are no shares subject to options.

Name	Shares Beneficially Owned	Percentage of Shares	Shares Owned of Record	Percentage of Outstanding Shares	Number of Votes (7)	Percentage of Votes
LQ Inversiones Financieras S.A.(1)	—	—	13,762,345,978	20.22%	34,228,775,667	51.57%
Inversiones LQ-SM S.A.(2)	—	—	—	—	1,277,323,323	1.92%
Quiñenco S.A.			8,958,886	0.01%	8,958,886	0.01%
Ever I Bae S.A.(3)	—	—	3,352,452,374	4.92%	3,352,452,374	5.05%
Inversiones Aspen Limitada (3)	—	—	1,093,065,478	1.61%	1,093,065,478	1.65%
Inversiones e Inmobiliaria el Rosal S.A.(3)	—	—	244,572,358	0.36%	244,572,358	0.37%
Inversiones Interover S.A. (3)	—	—	24,770,287	0.04%	24,770,287	0.04%
Inversiones el Norte y el Rosal S.A. (3)	—	—	472,336	0.00%	472,336	0.00%
JP Morgan Chase Bank (4)	—	—	364,289,400	0.54%	364,289,400	0.55%
SM-Chile S.A.(5)	41,152,288,834	60.45%	12,558,587,045	18.45%	—	—
SAOS (5)	—	—	28,593,701,789	42.00%	—	—
Directors and executive officers as a group (27 persons)	—	—	21,419,337	0.03%	84,849,712	0.13%
Banco de Chile (6)	—	—	1,701,696,936	2.50%	—	—
Other shareholders	26,927,494,771	39.55%	6,353,451,401	9.33%	25,698,556,848	38.72%

Total	68,079,783,605	100.00%	68,079,783,605	100.00%	66,378,086,669	100.00%

(1)	LQ Inversiones Financieras S.A. is a holding company beneficially owned by Quiñenco S.A. At December 31, 2004, 82.5% of the common shares of Quiñenco S.A. were beneficially owned by members of the Luksic family or their affiliates. Quiñenco S.A. is a corporation organized under the laws of Chile, and is engaged in a wide range of business activities in Chile, including (1) banking and financial services through their interest in us, (2) the production, bottling and distribution of beer, wine, soft drinks and other beverages (through a 30.8% interest in Compañia Cervecerias Unidas S.A.), (3) telecommunications (through ownership of a controlling interest in Compañia Nacional de Telefonos Telefonica del Sur S.A. and Compañia de Telefonos de Coyhaique S.A.), (4) copper and aluminum manufacturing operations and consumer product packaging (through a controlling interest in Madeco S.A.), (5) copper and gold mining operations, in railway operations and real estate (through Antofagasta Plc) and (6) other investments in real estate, hotel administration and the confectionary business.

(2)	Inversiones LQ-SM S.A. is a wholly owned subsidiary of LQ Inversiones Financieras S.A.

(3)	Ever I Bae S.A., Inversiones Aspen Limitada, Inversiones e Inmobiliaria el Rosal S.A., Inversiones Interover S.A. and Inversiones el Norte y el Rosal S.A. are holding companies under the control of Mr. Jacob Ergas.

(4)	JP Morgan Chase Bank is the depositary bank of our ADS facility.

(5)	The sum of the shares directly held by SAOS and SM-Chile equals the amount of shares beneficially owned by SM-Chile because SM-Chile is the parent company of SAOS.

(6)	Shares repurchased by us under our share repurchase program. Repurchased shares do not have voting or dividend rights.

(7)	The differences that exist between the number of shares owned of record and the number of votes are explained by the voting rights that are attributed to the shares of SM-Chile S.A. which collectively are owned by LQ Inversiones Financieras S.A., Inversiones LQ-SM S.A. and various of our directors and executive officers. Additionally, the percentages in the outstanding shares and votes columns differ due to the fact that the shares repurchased by Banco de Chile do not have voting rights.

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

On December 24, 2004, we amended a master agreement that we entered into with Banchile Corredores de Seguros Limitada, our subsidiary, and Banchile Seguros de Vida S.A., an affiliate of Quiñenco S.A., as well as related agreements. The master agreement sets forth the general structure by which the Banchile Seguros de Vida S.A. provides mortgage loan insurance and non-mortgage loan insurance to our clients. The terms and prices set forth in the master agreement were based upon the market price for similar insurance products. The related agreements provide for:

•	our collection of insurance premiums from our clients for remittance to Banchile Seguros de Vida S.A.,

•	Banchile Seguros de Vida S.A.’s authorization to use our “Banchile” brand name,

•	Banchile Seguros de Vida S.A.’s access to our web page,

•	Banchile Seguros de Vida S.A.’s preferential right to offer life insurance to our individual borrowers and to use our distribution channels to offer general insurance to its customer base, and

•	life insurance that we acquire from Banchile Seguros de Vida S.A. for our borrowers.

On December 27, 2004, we entered into a service contract with Entel Chile S.A. to modernize our telecommunication systems. Entel Chile S.A. is beneficially owned by Quiñenco S.A. The contract was awarded to the best offer in a bidding process in which other telecommunications companies participated and is worth more than 20,000 U.F. annually.

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

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Audited Consolidated Financial Statements

Please refer to “Item 18. Financial Statements.”

Legal Proceedings

We and our subsidiaries are subject to claims and are parties to legal proceedings in the normal course of business.

Beginning in September 2004, the OCC and the Federal Reserve conducted examinations of our New York and Miami branches, respectively, to evaluate, among other things, our compliance with the U.S. Bank Secrecy Act and other U.S. anti-money laundering requirements. As a result of these examinations, on February 1, 2005, we agreed to the issuance of a consent order with the OCC and a cease and desist order with the Federal Reserve. Pursuant to these orders, we have instituted an action plan which includes the maintenance of programs geared towards strengthening our compliance with the Bank Secrecy Act and United States anti-money laundering laws.

We have created a global compliance division to oversee our compliance with applicable banking regulations and to implement related policies and procedures. We have established a new senior executive position, the global compliance officer, to manage the division in Chile and our New York and Miami branches. Additionally, we have created the U.S. chief compliance officer position to manage compliance in the U.S. and report to the global compliance officer.

Based on the press statement issued by the OCC at the time the consent order was entered into, civil money penalties and other sanction are possible, but the likelihood, extent and amount of such actions cannot be determined at this time. See notes 22(c) and 27(a) to our audited consolidated financial statements.

Dividends

The dividends on our shares are proposed by our board of directors and are approved by our shareholders at the annual ordinary shareholders’ meeting following the year with respect to which the dividends are proposed. Our annual ordinary shareholders’ meeting is held in the first three months of each year. Following shareholder approval, the dividends are declared and paid. Dividends are paid to shareholders of record on the fifth business day preceding the date set for payment of the dividend. The applicable record dates for the payment of dividends to holders of our ADSs are, to the extent practicable, the same. Under the Chilean Corporations Law and regulations issued thereunder, Chilean public corporations are generally required to distribute at least 30% of their earnings as dividends, but a bank is permitted to distribute less than such minimum amount in any given year if the holders of at least two-thirds of our outstanding stock so determine. Under the General Banking Law, a Chilean bank may only pay a single dividend per year (i.e., interim dividends are not permitted). It is our current policy to pay 100% of our earnings as dividends.

Our dividend policy is affected to some extent by the rights of SAOS, our affiliate, pursuant to its assumption of the Central Bank indebtedness discussed in “Item 5. Operating and Financial Review and Prospects—Overview—The 1982-1983 Economic Crisis and the Central Bank Subordinated Debt.”

We currently have one class of capital shares. In March, 2005, we paid a nominal dividend of Ch$2.2993 per share.

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

The following table sets forth the cash dividends declared on each share of our common stock and per ADS during the periods indicated:

	As of and for the Year Ended December 31,
	2000	2001	2002	2003	2004	2004
	(in constant Ch$ as of December 31, 2004, except for percentages)					(in U.S.$)
Dividend payout ratio(1)	127.2%	100.0%	100.0%	100.0%	100.0%	100.0%
Dividend per common share(2)	2.07	2.00	2.07	0.80	2.03	0.0036
Dividend per F shares(2)	n.a.	n.a.	0.47	n.a.	n.a.	n.a.
Dividends per ADS of F shares(2)(3)	n.a.	n.a.	282.00	n.a.	n.a.	n.a.
Dividend per Banco de A. Edwards shares(2)	—	0.24	n.a.	n.a.	n.a.	n.a.
Dividends per ADS of Banco de A. Edwards(2)(4)	—	38.71	n.a.	n.a.	n.a.	n.a.

Note: n.a. = not applicable.

(1)	Dividend payout ratio is calculated by dividing the amount of dividends paid by the earnings per share of the prior year.

(2)	Dividends per share and per ADS data are calculated by dividing the amount of the dividend paid by the number of shares outstanding, excluding shares repurchased through our share repurchase program.

(3)	Calculated on the basis of 600 shares per ADS.

(4)	Calculated on the basis of 165 shares per ADS.

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

The Chilean securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States. The Santiago Stock Exchange, which is Chile’s principal exchange, had a market capitalization of approximately U.S.$116.2 billion as of December 31, 2004 and an average monthly trading volume of approximately U.S.$1,090 million for 2004. The Santiago Stock Exchange was established in 1893 and is a private company whose equity consists of 48 shares held by 46 shareholders. As of December 31, 2004, 279 series of shares were listed on the Santiago Stock Exchange.

The Santiago Stock Exchange accounts for approximately 81.8% of all amounts traded in Chile. The ten largest companies in terms of market capitalization represented, as of December 31, 2004, approximately 44.5% of the Santiago Stock Exchange’s aggregate market capitalization and during 2004 accounted for approximately 28.9% of its total volume. During 2004, 19.7% of the companies listed on the Santiago Stock Exchange had their shares traded on an average of 70% or more of the exchange’s trading days. Approximately 17.0% of equity trading in Chile is conducted on the Chilean Electronic Stock Exchange, an electronic trading market that was created by banks and non-member brokerage houses. The remaining 1.2% of equity is traded on the Valparaiso Stock Exchange.

ADSs, each representing 600 shares of common stock, without nominal (par) value, have been listed on the NYSE since January 2, 2002 under the symbol “BCH.” JPMorgan Chase Bank is our depositary for purposes of issuing the ADRs evidencing our ADSs. As of December 31, 2004, a maximum of 551,111 ADSs were outstanding (equivalent to 330,666,600 shares of common stock or 0.49% of the total number of issued shares of common stock). It is not practicable for us to determine the proportion of ADSs beneficially owned by U.S. persons. 100% of record holders’ addresses are in the United States. Since certain of our ADSs are held by brokers or other nominees, the number of direct record holders in the United States may not be fully indicative of the number of direct beneficial owners in the United States or of where the direct beneficial owners of such shares are resident.

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

The table below shows, for the periods indicated, the annual, quarterly and monthly high and low closing prices (in nominal Chilean pesos) of the shares of our securities on the Santiago Stock Exchange, the Electronic Stock Exchange, and the Valparaiso Stock Exchange:

	Santiago Stock Exchange				Electronic Stock Exchange				Valparaiso Stock Exchange
	Common Stock				Common Stock				Common Stock
	High		Low		High		Low		High		Low
	(Ch$ per share )(1)				(Ch$ per share )(1)				(Ch$ per share )(1)
Annual Price History
2000	Ch$	27.0	Ch$	21.0	Ch$	26.0	Ch$	21.0	Ch$	26.0	Ch$	21.0
2001		28.0		21.7		28.0		21.6		28.0		21.6
2002		26.0		16.8		25.2		16.5		25.0		17.0
2003		32.0		19.2		32.0		19.2		32.0		20.3
2004		36.8		26.5		36.8		26.0		36.8		26.5

Quarterly Price History
2003
1st Quarter		22.5		19.2		22.5		19.2		22.1		20.3
2nd Quarter		24.6		20.7		25.0		20.8		23.5		20.8
3rd Quarter		25.6		22.5		25.6		22.5		25.6		23.0
4th Quarter		32.0		25.7		32.0		25.3		32.0		26.3
2004
1st Quarter		32.0		26.5		32.0		26.0		31.9		26.5
2nd Quarter		31.8		28.6		31.9		28.5		31.9		26.5
3rd Quarter		35.8		31.7		35.8		31.7		36.0		31.8
4th Quarter		36.8		34.0		36.8		34.0		36.8		34.3
2005
1st Quarter		37.7		32.6		38.0		32.3		38.0		32.5

Monthly Price History
December 2004		36.4		35.3		36.4		35.3		36.5		35.3
January 2005		35.8		33.7		36.0		33.7		35.9		33.7
February 2005		37.5		34.5		37.5		34.5		37.5		34.5
March 2005		37.7		32.6		38.0		32.3		38.0		32.5
April 2005		33.4		32.4		33.6		32.4		33.5		32.5
May 2005		33.5		32.0		33.5		32.0		33.3		32.5

Sources: Santiago Stock Exchange, Electronic Stock Exchange, Valparaiso Stock Exchange—Official Quotation Bulletin.

(1)	Pesos per share reflect nominal price at trade date.

The table below shows the annual, quarterly and monthly high and low closing prices in U.S. dollars and in Euros, respectively, as reported by the NYSE and Latibex:

	NYSE				Latibex
	ADS(1)				Trading Units(2)
	High		Low		High	Low
	(U.S.$ per ADS)				(Euros per Trading Unit)
Annual Price History
2004	U.S.$	39.05	U.S.$	25.30	€29.85	€21.15
Quarterly Price History
2004
1st Quarter		33.65		25.30	26.40	21.15
2nd Quarter		30.01		27.95	24.74	23.15
3rd Quarter		35.30		29.84	29.10	24.32
4th Quarter		39.05		33.70	29.85	26.32
2005
1st Quarter		39.40		32.97	29.88	25.6
Monthly Price History
December 2004		39.05		36.59	28.45	27.50
January 2005		38.45		34.55	28.85	26.49
February 2005		39.40		34.60	29.88	26.82
March 2005		39.30		32.97	29.70	25.60
April 2005		35.30		33.34	27.50	25.80
May 2005		34.80		33.25	27.82	26.04

Sources: NYSE and Latibex—Official Quotation Bulletin.

(1)	One ADS represents 600 shares of common stock.

(2)	One Trading Unit represents 600 shares of common stock.

Item 10.	Additional Information

MEMORANDUM AND ARTICLES OF ASSOCIATION

Set forth below is a brief summary of the significant provisions of our bylaws, or estatutos and Chilean law. This description contains all material information concerning our shares, but does not purport to be complete and is qualified in its entirety by reference to our estatutos (a copy of which has been incorporated by reference into this annual report), the General Banking Law, the Chilean Corporations Law and the Securities Market Law. For a description of the provisions of our estatutos related to our board of directors and our audit committee, see “Item 6. Directors, Senior Management and Employees” and for those related to our dividends, see “Item 8. Financial Information—Consolidated Statements and Other Financial Information—Dividends.”

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

Capitalization

There is currently one outstanding series of our capital stock. We have a total of 68,079,783,605 outstanding shares. All of our shares are fully subscribed and paid and there are no legal restrictions on the payment of dividends from our net income, except that we may only pay a single dividend per year (i.e., interim dividends are not permitted). Chilean public corporations are generally required to distribute at least 30% of their earnings as dividends, but a bank is permitted to distribute less than such minimum amount in any given year if the holders of at least two-thirds of the bank’s outstanding stock so determine. All of our shares have full voting rights. As part of our merger with Banco de A. Edwards, Banco de A. Edwards shareholders received F shares of Banco de Chile. The F shares had all of the same rights as our common stock, except that they entitled holders to receive dividends in 2002 with respect to Banco de A. Edwards’ 2001 income. Once these dividends were declared and paid, the F shares automatically converted on a one-for-one basis into shares of our common stock. Accordingly, the F shares no longer exist.

Under Chilean law, the shareholders of a company, acting at an extraordinary shareholders’ meeting, have the power to authorize an increase in the company’s capital. When an investor subscribes for issued shares, the shares are registered in such investor’s name, even if not paid for, and the investor is treated as a shareholder for all purposes except with regard to receipt of dividends and the return of capital. The investor becomes eligible to receive dividends or the return of capital once it has paid for the shares; if it has paid for only a portion of such shares, it is entitled to reserve a corresponding pro-rata portion of the dividends declared with respect to such shares unless the company’s bylaws provide otherwise. If an investor does not pay for shares for which it has subscribed on or prior to the date agreed upon for payment, the company is entitled under Chilean law to auction the shares on the stock exchange and collect the difference, if any, between the subscription price and the auction proceeds. However, until such shares are sold at auction, the subscriber continues to exercise all the rights of a shareholder (except the right to receive dividends or the return of capital). In the case of banks, authorized shares and issued shares that have not been paid for within the period fixed for their payment by the Chilean Superintendency of Banks are cancelled and are no longer available for issuance by the company.

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

The prior authorization is required solely when the acquiring bank or the resulting group of banks would own a significant market share in loans, defined by the Chilean Superintendency of Banks to be more than 15.0% of all loans in the Chilean banking system. The intended purchase may be denied by the Chilean Superintendency of Banks, or may be conditioned on one or more of the following:

•	that the bank or banks maintain an effective equity higher than 8.0% and up to 14.0% of their risk-weighted assets;

•	that the technical reserve requirements established by Article 65 of the General Banking Law be applicable when deposits exceed one and a half times the resulting bank’s paid-in capital and reserves; or

•	that the margin for interbank loans be diminished to 20% of the resulting bank’s total capital.

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

Shareholders’ Meetings and Voting Rights

An ordinary annual meeting of shareholders is held within the first three months of each year, generally in March. The ordinary annual meeting of shareholders is the corporate body that approves the annual financial statements, all dividends in accordance with the dividend policy determined by our board of directors and any other matter that does not require an extraordinary shareholders’ meeting and elects our board of directors. On March 17, 2005, the last ordinary annual meeting of our shareholders was held and a new board of directors was elected for the next three years. Extraordinary meetings may be called by our board of directors when deemed appropriate, and ordinary or extraordinary meetings must be called by our board of directors when requested by shareholders representing at least 10% of the issued voting shares or by the Chilean Superintendency of Banks.

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

Under the amended regulations, only the following limitations are applicable to these operations:

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

United States Federal Income Tax Considerations

The following discussion summarizes the principal U.S. federal income tax considerations relevant to an investment in the ADSs or shares of common stock by a holder that is a citizen or resident of the United States or a U.S. domestic corporation or that otherwise will be subject to U.S. federal income tax on a net income basis in respect of the ADSs or shares of common stock, who is referred to as a U.S. holder, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase ADSs or shares of common stock. In particular, this discussion is directed only to U.S. holders that will hold ADSs or shares of common stock as capital assets and that have the U.S. dollar as their functional currency, and does not address the tax treatment of U.S. holders that are subject to special tax rules, such as banks, dealers in securities or currencies, regulated investment companies, real estate investment trusts, traders in securities electing to mark to market, financial institutions, insurance companies, tax-exempt entities, holders of 10% or more of our voting shares, certain short-term holders of ADSs or shares of common stock, persons holding ADSs or shares of common stock as a position in a “straddle” or conversion transaction, or as part of a “synthetic security” or other integrated financial transaction. Prospective purchasers who are U.S. holders are advised to consult their own tax advisors as to the overall United States federal, state and local tax consequences of their ownership of ADSs and the underlying shares of common stock.

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

Cash Dividends and Other Distributions

The gross amount of cash dividends paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) with respect to the shares of common stock or ADSs, including the net amount of the Chilean withholding tax withheld on the distribution (after taking into account the credit for the first category tax), will be includable in the gross income of a U.S. holder as foreign source dividend income on the day the dividends are received by the U.S. holder, in the case of shares of common stock, or by the depositary, in the case of shares of common stock represented by ADSs, and will not be eligible for the dividends-received deduction allowed to corporations under the Internal Revenue Code of 1986, as currently in force. Dividends paid in Chilean pesos will be includable in the income of a U.S. holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day they are received by the U.S. holder, in the case of shares of common stock, or the depositary, in the case of shares of common stock represented by ADSs. U.S. holders should consult their own tax advisors regarding the treatment of foreign currency gain or loss, if any, on any Chilean pesos received that are converted into U.S. dollars on a date subsequent to receipt.

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual prior to January 1, 2009 with respect to the ADSs will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends paid on the ADSs will be treated as qualified dividends if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) we were not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, (a) a passive foreign investment company, or PFIC, or (b) for dividends paid prior to the 2005 tax year, a foreign personal holding company, or FPHC, or a foreign investment company, or FIC. The ADSs are listed on the NYSE and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC, FPHC or FIC for U.S. federal income tax purposes with respect to our 2004 taxable year. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC, FPHC or FIC for our 2005 taxable year.

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

The Chilean withholding tax (after taking into account the credit for the first category tax) will be treated as a foreign income tax that a U.S. holder may elect to deduct in computing its income tax or, subject to generally applicable limitations and conditions under the Internal Revenue Code, to credit against its U.S.

federal income tax liability. For purposes of calculating the foreign tax credits, dividends paid on the common stock or ADSs will generally constitute foreign source passive income for U.S. tax purposes. Foreign tax credits will not be allowed for withholding taxes imposed in respect of certain short-term or hedged positions in securities and may not be allowed in respect of arrangements in which a U.S. holder’s expected economic profit is insubstantial. U.S. holders should consult their own advisors concerning the implications of these rules in light of their particular circumstances.

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

Capital Gains

Gain or loss realized by a U.S. holder on the sale, exchange or other disposition of ADSs or shares of common stock will be subject to U.S. federal income taxation as a capital gain or loss in an amount equal to the difference between the holder’s adjusted basis in the ADSs or the shares of common stock and the amount realized on the disposition. The gain or loss generally will be a capital gain or loss. Capital gains realized by an individual U.S. holder are generally subject to a maximum tax rate of 15% with respect to property held for more than one year.

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

DOCUMENTS ON DISPLAY

The materials included in this annual report on Form 20-F, and exhibits thereto, may be inspected and copied at the Securities and Exchange Commission’s public reference room in Washington, D.C. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference rooms. The Securities and Exchange Commission maintains a World Wide Web site on the Internet at http://www.sec.gov that contains reports and information statements and other information regarding us. The reports and information statements and other information about us can be downloaded from the Securities and Exchange Commission’s website.

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

The Risk Process

We control financial risk primarily through a series of limits, which are approved by the finance and international committee. See “—Market Risk: Models and Measurement—Asset Liability Portfolio” and “—Market Risk: Models and Measurement—The Trading Portfolio” for an explanation of these limits. The finance and international committee’s membership is comprised of the chairman of our board of directors, our chief executive officer and the managers of the planning and research division, the financial division and the corporate and international division. The finance and international committee sets limits based on an analysis of our business strategy, market volatility, liquidity of the products involved, management experience and our overall risk tolerance.

The frequency with which we monitor our exposure to market risk depends on the nature of the portfolio. Market risk for the trading portfolio is monitored on a daily basis. A risk report, highlighting the level of market risk, with its evolution and risk concentrations by asset class and business unit is distributed to several business area managers of the planning and research division, the financial division and the corporate and international division and to the other finance and international committee members.

Market risk for the asset liability portfolio is monitored on a monthly basis. The risk report for the asset liability portfolio focuses on interest rate risk for local and foreign currency and on the evolution of our assets and liabilities positions is monitored in local and foreign currency. The report is distributed to several business area managers and to the finance and international committee members.

The management of risk is accomplished through a centralized structure. It is conducted by the financial risk department which is fully independent of the trading groups and reports directly to the manager of the planning and research division. The financial risk department oversees our local financial activities as well as those of our international operations. Its responsibilities include:

•	the tracking of positions and the daily update of databases with market prices;

•	risk measurement, which involves the quantification of financial exposure, under normal and stress circumstances, using different risk models;

•	establishing policies, procedures and risk limits;

•	risk monitoring, where the level and the evolution of the different risks we are exposed to is analyzed;

•	the distribution of the risk report to senior management and the finance and international committee members;

•	the verification of compliance with the board’s established risk tolerance levels and limits and identification of any policy exceptions.

•	developing guidelines for new products and including new exposures within the current framework; and

•	applying new measurement methods to existing products.

The financial risk department is responsible for warning our business areas when they are about to exceed our risk limits. The finance and international committee is also notified whenever any of our business areas is about to exceed our risk limits. If the risk limit is exceeded, the responsible business area must explain why the risk limit was exceeded, and the finance and international committee must meet to decide whether to eliminate the excess risk or grant a provisional limit increase. The finance and international committee updates risk limits once a year, unless market conditions change, in which case risk limits are updated more frequently, as needed.

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

Currency risk

We are exposed to currency risk because of differences between the asset and liability positions that we maintain in each currency, or currency mismatches. We maintain mismatches in local currency against the U.S. dollar and, to a lesser extent, against the euro and the Japanese yen. Other mismatches are not significant.

At December 31, 2004, our consolidated foreign currency-denominated assets and liabilities were denominated principally in U.S. dollars:

	At December 31, 2004
	Assets		Liabilities		Net
	(in millions of constant Ch$ as of December 31, 2004)
U.S. dollar(1)	Ch$	2,206,156	Ch$	(2,171,886)	Ch$	34,270
Euro		28,368		(27,218)		1,150
Pound sterling		1,621		(1,233)		388
Swiss franc		395		(154)		241
Canadian dollar		310		(103)		207
Japanese yen		5,639		(5,537)		102
Other		420		(237)		183

Total	Ch$	2,242,909	Ch$	(2,206,368)	Ch$	36,541

(1)	Includes Ch$264,809 million in assets and Ch$250 million in liabilities denominated in foreign currencies and payable in Chilean pesos indexed to the U.S. dollar exchange rate.

As is explained below, we use two models to measure our asset liability management’s portfolio’s exposure to interest rate risk: an interest rate gap model and a duration gap model.

Inflation risk

We are exposed to inflation risk because of differences between the asset and liability positions that we maintain in UF (inflation indexed) and in peso (non inflation indexed). We have generally maintained more peso-denominated liabilities than peso-denominated assets and more UF-denominated assets than UF-denominated liabilities. We believe that inflation risk is not significant, as inflation has steadily declined from 18.7% in 1991 to 2.4% in 2004.

Balance Sheet Structure

The composition of our assets, liabilities and shareholders’ equity at December 31, 2004 by currency and term was as follows:

	At December 31, 2004
	Ch$		UF		Foreign Currency(1)		Total		Percentage
	(in millions of constant Ch$ as of December 31, 2004, except for percentages)
Assets(2):
Cash and due from banks	Ch$	705,558		—	Ch$	185,058	Ch$	890,616	9.0%
Other assets(1)
Less than one year		2,070,939	Ch$	1,461,401		1,549,233		5,081,573	51.3
From one to three years		409,220		729,365		146,057		1,284,642	13.0
More than three years		128,526		1,941,477		59,966		2,129,969	21.5

Total financial assets	Ch$	3,314,243	Ch$	4,132,243	Ch$	1,940,314	Ch$	9,386,800	94.8%

Other		229,170		1,120		303,714		534,004	5.4

Bank premises and equipment		131,978		—		692		132,670	1.3
Investment in other companies		5,412		—		—		5,412	0.1
Allowances for loan losses		(151,931)		—		(1,811)		(153,742)	(1.6)

Total assets	Ch$	3,528,872	Ch$	4,133,363	Ch$	2,242,909	Ch$	9,905,144	100.0%

Percentage of total financial assets by currency		35.31%		44.02%		20.67%		100.00%

Liabilities and shareholders’ equity(2):
Non-interest bearing demand deposits	Ch$	1,603,663	Ch$	50,609	Ch$	467,773	Ch$	2,122,045	21.4%
Other liabilities(1)
Less than one year		2,488,694		966,461		1,580,948		5,036,103	50.8
From one to three years		71,810		485,614		58,043		615,467	6.2
More than three years		17,201		888,317		926		906,444	9.2

Total financial liabilities	Ch$	4,181,368	Ch$	2,391,001	Ch$	2,107,690	Ch$	8,680,059	87.6%

Other		446,401		5,473		98,678		550,552	5.5
Shareholders’ equity		521,905		—		—		521,905	5.3
2004 net income		152,628		—		—		152,628	1.6

Total liabilities and shareholders’ equity	Ch$	5,302,302	Ch$	2,396,474	Ch$	2,206,368	Ch$	9,905,144	100.0%

Percentage of total financial liabilities and shareholders’ equity by currency		48.17%		27.55%		24.28%		100.00%

Asset/liability gap	Ch$	(1,773,430)	Ch$	1,736,889	Ch$	36,541

(1)	Includes assets and liabilities payable in Chilean pesos that are indexed according to the U.S. dollar exchange rate.

(2)	Includes forward contracts.

Market Risk: Models and Measurement

The data needed for our market risk models are obtained from brokers or government agencies with access to information provided by Reuters or Bloomberg or from information on prices located at issuers’ Internet sites. We maintain a daily risk factor database for currency parities, bond prices and interest rates for different maturities and currencies.

Asset Liability Portfolio

The finance and international committee’s policies with respect to the asset liability portfolio protect net interest revenue on a pre-tax basis and the value of equity from unexpected changes in interest rates, while complying with the limits that have been imposed by Chilean banking regulators and those internally set by us. We use the Interest Rate Gap Model to measure the interest rate risk of our net interest revenue. The Duration Gap Model is used to measure the interest rate risk of our equity. Currency risk associated with our asset liability portfolio is managed using the Value at Risk, or VaR, methodology. See “––Market Risk: Value at Risk (VaR).”

12-Month Interest Rate Risk: The Interest Rate Gap Model

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

We maintain a positive one-year gap in UF and a negative one-year gap in pesos and foreign currency. Our financial division is responsible for managing our interest rate gap for local and foreign currency and for defining internal financial transfer prices, especially minimum and maximum fund raising rates and the cost of funds for each of our active transactions. For this purpose, the finance division buys and sells all matched funds so that the business areas do not have to assume the transaction’s financial risk. We only take mismatched interest rate positions in accordance with the policies and procedures established by the finance and international committee.

To compute our exposure to repricing risk for the next 12 months, we prepare, on a monthly basis, gap profiles for inflation indexed portfolios, non-inflation indexed portfolios and for dollar portfolios. To compute the different gap profiles we use the following tenor buckets:

•	monthly, from one month to three months; and

•	quarterly, from 90 days to a year.

Next, we calculate the potential impact on net interest revenue over the next twelve months based on a parallel shift in yield curves for non-inflation indexed (parallel shift of 120 basis points), inflation (parallel shift of 170 basis points for one and two months, and 150 basis points for three months up to a year) and dollar positions (parallel shift of 50 basis points). To limit repricing risk, the finance and international committee has established that total potential losses resulting from the parallel shift cannot exceed a certain amount of net interest revenue. The following tables show the average, low and high repricing risk for the years 2003 and 2004:

	Repricing Risk 2003
	Low		High		Average		December 31, 2003
	(in millions of nominal Ch$)
Pesos position	Ch$	1,263	Ch$	8,008	Ch$	4,117	Ch$	7,515
UF position		5,345		13,970		8,705		6,306
Foreign currency position	Ch$	96	Ch$	3,148	Ch$	1,466	Ch$	342

	Repricing Risk 2004
	Low		High		Average		December 31, 2004
	(in millions of nominal Ch$)
Pesos position	Ch$	438	Ch$	6,997	Ch$	3,841	Ch$	2,470
UF position		4,308		8,132		6,715		5,710
Foreign currency position	Ch$	52	Ch$	1,058	Ch$	616	Ch$	1,058

We finance our positive one-year UF gap with our negative one-year gap in pesos and, to a lesser extent, the negative one-year gap in foreign currency. The risk of this strategy, which we refer to as net repricing risk, is calculated by subtracting repricing risks for the peso and foreign currency positions from the UF repricing risk. Since interest rates were expected to increase during 2004, we increased the average maturity of its peso liabilities. As a result, net average repricing risk decreased, from Ch$3,122 million in 2003 to Ch$2,258 million in 2004.

Economic Interest Rate Risk: The Duration Gap Model

Changes in interest rates also affect a bank’s underlying economic value. This is called economic risk. The duration gap seeks to protect the economic value of our equity from unexpected changes in interest rates. To do so, potential losses for existing gaps for inflation indexed and non-inflation position, and for dollar positions, are calculated assuming interest rate shifts based on different volatility scenarios. The finance and international committee has established limits that regulate potential losses resulting from these scenario analyses as a percentage of capital.

The following tables show the average low and high economic risk exposure as a percentage of capital for the years 2003 and 2004. The last columns show our interest rate sensitivity as of December 31, 2003 and 2004.

	Economic Risks as a Percentage of Capital 2003
	Low	High	Average	December 2003
Pesos position	0.27%	0.97%	0.48%	0.70%
UF position	0.94	2.46	1.74	2.03
Foreign currency position	0.02%	0.50%	0.22%	0.02%

	Economic Risks as a Percentage of Capital 2004
	Low	High	Average	December 2004
Pesos position	0.21%	2.95%	1.06%	1.62%
UF position	0.63	2.99	1.72	2.99
Foreign currency position	0.01%	0.32%	0.13%	0.19%

The average economic risk for the peso position increased from 0.48% in 2003 to 1.06% in 2004 due to a greater volatility for the yield curve in peso, which was anticipating an increase in interest rate by the Central Bank. Average economic risk for the UF position remained basically constant, and average economic risk for the foreign currency position decreased from 0.22% in 2003 to 0.13% in 2004, because we have maintained our policy to hedge our exposure to interest rates denominated in foreign currencies. Overall, total average economic risk increased from 2.44% in 2003 to 2.91% in 2004 as a result of the larger economic risk for the peso position.

Central Bank Gap Requirement. The Central Bank mandates that an interest rate risk limit not exceed 8% of a bank’s total capital for commercial banks. The calculation is based on a table per time period compounded by fixed changes in interest rates (100 basis points, or 1%, for the short term and 75 basis points, or 0.75%, for the longer terms) and fixed sensitivity factors for the different time buckets (from 30 days to 20 years). During 2004, this indicator ranged from 4.06% to 6.32%.

The Trading Portfolio

Because no single measure can reflect all aspects of market risk, we use several risk measures, both statistical and non-statistical, to control the market risk of our investment portfolio. The statistical measure is VaR. The non-statistical measures are stress testing, Present Value Basis Point, or PVBP, basis risk and volume limit for fixed income portfolio and currency mismatch.

Market Risk: Value at Risk (VaR)

Market risk is defined as the sensitivity of the value of the trading portfolio to changes in market parameters such as interest rates and exchange rates. We measure and control our market risk through VaR. VaR provides an estimate of potential market losses over a specified time horizon at a defined level of confidence.

The trading portfolio is comprised by our positions in fixed income and in foreign exchange. Fixed income positions refer to instruments that are tradable on the market and that are sufficiently liquid so that daily market valuations and daily risk measurements are necessary to manage actual and potential losses on a timely basis. There is no portfolio classification for “held to maturity” in Chile. Consequently, all instruments that are tradable on the market must be classified as trading or available for sale instruments. Instruments included in the fixed income portfolio are Central Bank bonds, mortgage bonds, corporate bonds issued by local or foreign issuers and sovereign bonds. The foreign exchange position includes both the currency risk of the fixed income positions and the currency risk associated with our asset liability portfolio.

The VaR estimates are based on the Riskmetrics™ methodology to measure market risk. Riskmetrics™ uses a 95% confidence interval, a one-day holding period and an exponential moving average model with 74 historical observations to forecast variances and covariances. The calculated VaR is adjusted by market liquidity, modeling bid-ask spreads.

In addition to the total VaR, VaRs estimated by market parameters and asset class are also computed.

VaR estimated by market parameters shows the amount of risk due to:

•	foreign exchange risk measured as the exposure to the volatility of the U.S. dollar; and

•	interest rate risk represented in terms of the exposure to the relevant yield curve for the Chilean peso, UF and U.S. dollar.

The VaR estimated by asset class shows the amount of risk due to:

•	our foreign exchange portfolio;

•	our short term fixed income portfolio, which includes: forwards, short-term instruments issued by the Chilean Central Bank, time deposits in Chilean pesos, UF and U.S. dollars and floating notes; and

•	our fixed income portfolio, which includes long term Central Bank securities, mortgage bonds, local corporate bonds, foreign corporate bonds and interest rate swaps and cross currency swaps.

Our financial Risk Department rechecks the VaR model on an ongoing basis to assess its accuracy. The results of these backtests have supported the reliability of our VaR model.

During 2004, we changed our VaR methodology in order to take into consideration correlations effects. The following tables show the median, low and high daily VaR for the years 2003 and 2004, along with VaR at December 31, 2003 and 2004.

	Period Ended December 31, 2003						At December 31, 2003
	Median VaR		Minimum VaR		Maximum VaR		VaR
	(in millions of nominal Ch$)
Foreign exchange	Ch$	56		—	Ch$	281	Ch$157
Interest rate risk		971	Ch$	278		1,617	486
Less: portfolio diversification		(43)		79		(281)	(218)

Total VaR	Ch$	984	Ch$	357	Ch$	1,617	Ch$425

	Period Ended December 31, 2004						At December 31, 2004
	Median VaR		Minimum VaR		Maximum VaR		VaR
	(in millions of nominal Ch$)
Foreign exchange	Ch$	141	Ch$	0	Ch$	539	Ch$100
Interest rate risk		314		154		374	323
Less: portfolio diversification		(90)		(3)		(263)	(172)

Total VaR	Ch$	365	Ch$	151	Ch$	650	Ch$251

The chart below compares the VaR estimates with no-action-profit and loss, or NAPL, over the last 12 months ended on December 2004. NAPL describes the hypothetical profit and loss on the position that would have been incurred if the previous day’s closing position had been kept for the next 24 hours and then revalued.

In the chart below, the bars represent the daily NAPL whereas the line below the bars represents the daily VaR. We check the VaR model on an ongoing basis to assess its accuracy. During 2004, the NAPL exceeded the calculated VaR on five occasions, which is within the model expectations.

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

Non-statistical Risk Measures

Stress Risk. Stress risk is our exposure to unlikely but plausible changes, or outlier events, in risk factors resulting from maintaining prevailing positions after the close of a business/trading day. An extreme event is defined as a price variation that is beyond the 95% confidence level defined for normal analysis. Once the market movements for specific risk factors have been determined, they are applied to the portfolio. Then the portfolio is revalued to see the effect of the market move on the value of the portfolio. On a daily basis, the financial risk department performs a stress analysis. The stress analysis is done under two different methods. A standard VaR approach (parametric) and a historical simulation approach since we believe that VaR may be subject to model risk. The standard VaR approach assumes that each risk factor experiences a decline in value greater than 3.5 standard deviations of the mean return and assumes zero correlation among asset classes. The financial risk department also computes a VaR figure using the historical simulation method. This amount is obtained from historical data that goes back 381 days from the date of the calculation.

Present Value Basis Point (PVBP). The PVBP is the change in an instrument’s value associated with the change in the reference yield of 1 basis point, or 0.01%. The PVBP risk limit has been approved by the finance and international committee. As of December 2004, the PVBP for the peso portfolio was $3 million, for the UF portfolio $162 million, and the USD portfolio $14 million. As of December 2003, the PVBP for the peso portfolio was Ch$73 million, Ch$200 million for the UF portfolio and Ch$20 million for the USD portfolio.

Basis Risk. Basis risk is the possibility of loss from imperfectly matched risk, offsetting positions in two related but not identical markets. We control our exposure to the basis risk between our foreign bonds portfolio and the interest rate swaps used to hedge them. As of December 2004, one basis point of basis risk was worth $20 million. As of December 2003, one basis point of basis risk was worth Ch$12 million.

Position Limit for Fixed Income Portfolio and Currency Mismatch. To limit our exposure to interest rate risk, especially in periods of low volatility, we limit the size of our fixed income portfolio.

The finance and international committee has determined that our net foreign currency mismatches cannot exceed a certain percentage of our capital. This percentage is lower than the net foreign currency mismatches limit established by the Central Bank, as described below.

Central Bank regulations do not permit the difference between a bank’s assets and liabilities denominated in foreign currencies to exceed 20% of a bank’s paid-in capital and reserves (on an unconsolidated basis). At December 31, 2004, our foreign exchange gap was Ch$36,541 million, equivalent to 7.0% of our paid-in capital and reserves. This gap includes assets and liabilities denominated in U.S. dollars as well as those denominated in pesos and adjusted by the variation of the U.S. dollar/Chilean peso exchange rate, and off balance sheet items such as interest rate swaps and currency swaps. At December 2003, the foreign exchange gap represented 3.13% of our paid-in capital and reserves.

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

The bulk of foreign exchange trading that we undertake is intended to hedge the exposure of our customers to the prevailing rate of exchange. It is our policy to make foreign currency-denominated loans only to customers whose activities generate foreign currency-denominated cash flow or that are indexed to a foreign currency, or if the market value of a customer’s assets is indexed to the rate of exchange. At December 31, 2004, approximately 15.1% of our consolidated total loan portfolio was denominated in foreign currencies.

We enter into forward exchange contracts that are essentially of two types:

•	transactions covering U.S. dollars against other foreign currencies; and

•	transactions covering only Chilean pesos and UFs against U.S. dollars.

The following table presents notional amounts of our derivatives contracts at December 31, 2004:

At December 31, 2004 Notional Amount
(in millions of constant Ch$ as of December 31, 2004)
Exchange rate forwards denominated in foreign currency	Ch$60,052
Foreign currency futures (purchased)	1,422,715
Foreign currency futures (sold)	1,199,890
Chilean currency futures (purchased)	240,707
Chilean currency futures (sold)	106,315
Interest rate swaps	731,231

Purchase option	3,359

Total	Ch$3,764,269

The following table presents foreign currency exchange rate risk instruments as of December 31, 2004, in notional amounts, and weighted average exchange rates by expected (contractual) maturity dates, for the next five years:

	As of December 31, 2004
	2005		2006		2007		2008	2009	Total
	(in millions of constant Ch$ as of December 31, 2004)
Exchange rate forwards denominated in foreign currency
Purchased:
Pay U.S. dollars/receive Japanese yen	Ch$	2,441		—		—	—	—	Ch$	2,441
Average contractual exchange rate(1)		5.27
Pay U.S. dollars/receive Euros		14,485		—		—	—	—		14,485
Average contractual exchange rate(1)		729.87
Pay U.S. dollars/receive Pound sterling		162		—		—	—	—		162
Average contractual exchange rate(1)		1,040.28
Pay U.S. dollars/receive Switzerland franc		475		—		—	—	—		475
Average contractual exchange rate(1)		485.99
Pay U.S. dollars/receive Canadian dollars		128		—		—	—	—		128
Average contractual exchange rate(1)		460.80
Sold:
Pay Japanese yen/receive U.S. dollars		15,321		—		—	—	—		15,321
Average contractual exchange rate(1)		5.33
Pay Canadian dollars/receive U.S. dollars		1,288		—		—	—	—		1,288
Average contractual exchange rate(1)		457.11
Pay Euros/receive U.S. dollars		22,998	Ch$	80		—	—	—		23,078
Average contractual exchange rate(1)		732.35		757.10
Pay Pound sterling/receive U.S. dollars		2,674		—		—	—	—		2,674
Average contractual exchange rate(1)		1,019.42

Total	Ch$	59,972	Ch$	80		—	—	—	Ch$	60,052

Foreign currency futures
Purchased:
Pay Chilean pesos/receive U.S. dollars		943,703		5,598	Ch$	5,598	—	—		954,899
Average contractual exchange rate(1)		596.72		638.59		622.15
Pay UF/receive U.S. dollars		451,029		4,647		5,598	—	—		461,274
Average contractual exchange rate(1)		613.20		592.87		616.28
Pay Chilean pesos/receive Euros		2,742		80		—	—	—		2,822
Average contractual exchange rate(1)		759.97		757.10
Pay Chilean pesos/receive Pound sterling		2,547		—		—	—	—		2,547
Average contractual exchange rate(1)		1,073.27
Pay Chilean pesos/receive Canadian dollars		1,173		—		—	—	—		1,173
Average contractual exchange rate(1)		461.18

Total	Ch$	1,401,194	Ch$	10,325	Ch$	11,196	—	—	Ch$	1,422,715

Sold:
Pay U.S. dollars/receive Chilean pesos		960,096		5,598		11,197	—	—		976,891
Average contractual exchange rate(1)		589.48		640.00		617.50
Pay U.S. dollars/receive UF		220,166		—		—	—	—		220,166
Average contractual exchange rate(1)		609.85
Pay Euros/receive Chilean pesos		2,352		—		—	—	—		2,352
Average contractual exchange rate(1)		760.48
Pay Switzerland franc/receive Chilean pesos		481		—		—	—	—		481
Average contractual exchange rate(1)		492.36

Total	Ch$	1,183,095	Ch$	5,598	Ch$	11,197	—	—	Ch$	1,199,890

Chilean currency futures
Purchased:
Pay UF/receive Chilean pesos		157,585		83,122		—	—	—		240,707
Average contractual exchange rate(1)		16,948.13		17,317.05

Total	Ch$	157,585	Ch$	83,122		—	—	—	Ch$	240,707

Sold:
Pay Chilean pesos/receive UF		88,843		17,472		—	—	—		106,315
Average contractual exchange rate(1)		17,422.88		17,472.00

Total	Ch$	88,843	Ch$	17,472		—	—	—	Ch$	106,315

(1)	The average contractual exchange rate represents the amount of specified currency equal to U.S.$1.00.

Foreign Operations

We apply the same policies and procedures described above with respect to the New York branch and the Miami branch. The only difference is the participation of their respective general managers on the proposal of limits and flow distribution standards. The manager of the corporate and international division is a permanent member of the finance and international committee. We place particular emphasis on monitoring interest rate risk over the total financial position and market risk of the portfolio of sovereign and corporate bonds maintained by the branches. The New York branch and the Miami branch do not maintain any other positions significant enough to warrant risk calculation. We perform control over the New York branch and the Miami branch individually and on a consolidated basis with the head office in Chile.

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

In terms of outstanding exposure to credit risk, the true measure of risk from derivative transactions is the mark-to-market value of the contracts at a point in time (i.e., the cost to replace the contract at the current market rates should the counter-party default prior to the settlement). For most derivative transactions, the notional principal amount does not change hands; it is simply an amount that is used as a reference upon which to calculate payments. While notional principal is the most commonly used volume measure in the derivative and foreign exchange markets, it is not a measure of credit risk. As of December 31, 2004, the credit exposure of our foreign exchange forwards was Ch$71,589 million.

Item 12.	Description of Securities Other than Equity Securities

Not Applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures

We carried out an evaluation under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2004. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that the disclosure controls and procedures as of December 31, 2004 were effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Exchange Act, as amended, is recorded, processed, summarized and reported as and when required.

There has been no change in our internal control over financial reporting during 2004 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent auditors, Ernst & Young Limitada, during the fiscal years ended December 31, 2003 and 2004:

	Year ended December 31,
	2003		2004
	(in millions of constant Ch$ as of December 31, 2004)
Audit fees	Ch$	401	Ch$	381
Audit-related fees		105		—
Tax fees		6		—
Other fees		23		10

Total fees	Ch$	535	Ch$	391

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

Audit-related fees for 2003 in the above table are the aggregate fees billed by Ernst & Young Limitada for: (i) control and attestation reports related to a limited review of internal controls for ten of our branches and (ii) support related to financial accounting and reporting standards and certification pursuant to Section 404 of the Sarbanes-Oxley Act.

Tax fees in the above table are fees billed by Ernst & Young Limitada for tax compliance services, tax consultations and tax planning services.

Other fees in the above table are fees billed by Ernst & Young Limitada primarily related to training services, advisory services in the form of agreed-upon procedures related to computer access controls and compensation research studies for year 2003 and 2004.

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

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not Applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table sets forth certain information concerning purchases by us of our previously issued shares during the fiscal year ended December 31, 2004:

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share (in millions of constant Ch$ as of December 31, 2004)		(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs(1)	(d) Maximum Number (or Approximate Dollar Value) of Shares that May Yet be Purchased under the Plans or Programs
January (1/1/04 – 1/31/04)	—		—	—	—
February (2/1/04 – 2/29/04)	—		—	—	—
March (3/1/04 – 3/31/04)	—		—	—	—
April (4/1/04 – 4/30/04)	1,701,994,590	Ch$	31	1,701,994,590	—
May (5/1/04 – 5/31/04)	—		—	—	—
June (6/1/04 – 6/30/04)	—		—	—	—
July (7/1/04 – 7/31/04)	—		—	—	—
August (8/1/04 – 8/31/04)	—		—	—	—
September (9/1/04 – 9/30/04)	—		—	—	—
October (10/1/04 – 10/31/04)	—		—	—	—
November (11/1/04 – 11/30/04)	—		—	—	—
December (12/1/04 – 12/31/04)	—		—	—	—
Total	1,701,994,590	Ch$	52,761,832,290	1,701,994,590	—

(1)	On March 20, 2003, our shareholders approved a share repurchase program which was authorized by the Central Bank on June 2, 2003. The program began on April 26, 2004 and expires 24 months from that date. Under the terms of the program, the maximum percentage of shares repurchased cannot exceed the equivalent of 3% of our paid-in capital.

For more information, see “Item 4. Information on the Company—Business Overview—Share Repurchase Program.”

PART III

Item 17.	Financial Statements

Our financial statements have been prepared in accordance with Item 18 hereof.

Item 18.	Financial Statements

Our audited consolidated financial statements are included in this annual report beginning at page F-1.

Item 19.	Exhibits

LIST OF EXHIBITS

Exhibit No.	Exhibit

1.1	Estatutos of Banco de Chile, which serve as our articles of incorporation and bylaws, together with an English translation (filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2001 and incorporated herein by reference).

2.1	Form of Deposit agreement among Banco de Chile, JPMorgan Chase Bank as depositary, and the holders from time to time of ADSs (incorporated by reference to our registration statement on Form F-4 (File No. 333-14020) filed on October 18, 2001).

2.2	Form of Foreign Investment Contract among Banco de A. Edwards, Citibank, N.A. and the Central Bank of Chile relating to the foreign exchange treatment of an investment in ADSs, together with an English translation thereof (incorporated by reference to Banco de A. Edwards’ registration statement on Form F-1 (Registration No. 33-97594) filed on September 29, 1995).

2.3	Amendment to Foreign Investment Contract among Banco de Chile (as successor to Banco de A. Edwards), Morgan Guaranty Trust Company of New York and the Central Bank of Chile, dated January 2, 2002, together with an English translation thereof (filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2001 and incorporated herein by reference).

8.1	List of subsidiaries.

11.1	Code of ethics (English translation).

12.1	Certification under Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification under Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification under Section 906 of the Sarbanes-Oxley Act of 2002.

Omitted from the exhibits filed with this annual report are certain instruments and agreements with respect to our long-term debt, none of which authorizes securities in a total amount that exceeds 10% of our total assets. We hereby agree to furnish to the SEC copies of any such omitted instruments or agreements as the SEC requests.

SIGNATURE

The registrant, Banco de Chile, hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

BANCO DE CHILE

By	/s/ Pablo Granifo
	Name:	Pablo Granifo
	Title:	Chief Executive Officer

Date: June 24, 2005

Ch$	=	Chilean pesos
MCh$	=	Millions of Chilean pesos
US$	=	United States dollars
ThUS$	=	Thousands of United States dollars
UF	=	“Unidades de Fomento”, an inflation-indexed, peso denominated monetary unit. The UF rate is set daily based on changes in the Chilean Consumer Price Index.

Application of Constant Chilean Pesos

The December 31, 2002 and 2003 consolidated financial statements have been restated for general price-level changes and expressed in constant Chilean pesos of December 31, 2004 purchasing power.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Banco de Chile and Subsidiaries.:

We have audited the accompanying consolidated balance sheets of Banco de Chile and subsidiaries (the “Bank”) as of December 31, 2003 and 2004 and the related consolidated statements of income and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Bank’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Bank’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Banco de Chile and subsidiaries at December 31, 2003 and 2004 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in Chile and regulations issued by the Chilean Superintendency of Banks and Financial Institutions, which differ in certain respect from U.S. generally accepted accounting principles (see Note 28 to the consolidated financial statements).

ERNST & YOUNG LIMITADA

Santiago, Chile, January 31, 2005

(except for Note 28 for which the date is June 3, 2005)

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Restated for general price-level changes and expressed in millions of constant

Chilean pesos as of December 31, 2004 and thousands of U.S. dollars)

		As of December 31,
	NOTE	2003	2004	2004
		MCh$	MCh$	ThUS$ (Note 1 (q))
ASSETS
CASH AND DUE FROM BANKS	3
Non-interest bearing		660,180	539,637	963,930
Interbank deposits-interest bearing		218,075	350,979	626,939

Total cash and due from banks		878,255	890,616	1,590,869

FINANCIAL INVESTMENTS	4
Government securities		1,035,505	913,656	1,632,024
Investments purchased under agreements to resell		30,402	26,310	46,996
Other financial investments		469,944	320,125	571,825
Investment collateral under agreements to repurchase		428,381	347,182	620,156

Total financial investments		1,964,232	1,607,273	2,871,001

LOANS, NET	5
Commercial loans		2,708,178	2,867,288	5,121,712
Consumer loans		603,402	691,851	1,235,823
Mortgage loans		1,156,231	819,882	1,464,520
Foreign trade loans		674,737	599,051	1,070,059
Interbank loans		13,554	15,198	27,148
Leasing contracts	6	275,680	343,853	614,210
Other outstanding loans		452,018	936,202	1,672,297
Past due loans		108,141	84,685	151,269
Contingent loans		419,852	530,901	948,325
Allowance for loan losses	7	(183,938)	(153,742)	(274,623)

Total loans, net		6,227,855	6,735,169	12,030,740

OTHER ASSETS
Bank premises and equipment, net	8	130,949	132,670	236,983
Investments in other companies	9	5,428	5,412	9,667
Assets received in lieu of payment, net		16,018	16,130	28,812
Other	10 (a)	258,413	261,933	467,880

Total other assets		410,808	416,145	743,342

TOTAL ASSETS		9,481,150	9,649,203	17,235,952

The accompanying notes 1 to 30 are an integral part of these consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Restated for general price-level changes and expressed in millions of constant

Chilean pesos as of December 31, 2004 and thousands of U.S. dollars)

		As of December 31,
	NOTE	2003	2004	2004
		MCh$	MCh$	ThUS$
				(Note 1 (q))
LIABILITIES AND SHAREHOLDERS’ EQUITY
DEPOSITS
Non-interest bearing
Current accounts		1,258,574	1,424,569	2,544,646
Bankers’ drafts and other deposits		680,037	697,476	1,245,871

Total non-interest bearing		1,938,611	2,122,045	3,790,517
Interest bearing
Savings accounts and time deposits		3,508,098	3,663,682	6,544,276

Total deposits		5,446,709	5,785,727	10,334,793

OTHER INTEREST BEARING LIABILITIES	11
Central Bank credit lines for renegotiations of loans		3,049	1,930	3,447
Other Central Bank borrowings		25,529	107,643	192,278

Total Central Bank borrowings		28,578	109,573	195,725
Investments sold under agreements to repurchase		437,410	349,086	623,557
Mortgage finance bonds		1,039,813	788,888	1,409,156
Bonds		3,205	181,515	324,232
Subordinated bonds		277,977	266,304	475,687
Borrowings from domestic financial institutions		51,129	26,399	47,155
Foreign borrowings		735,918	595,548	1,063,802
Other obligations		61,090	44,847	80,108

Total other interest bearing liabilities		2,635,120	2,362,160	4,219,422

OTHER LIABILITIES
Contingent liabilities	10 (c)	419,879	532,172	950,596
Other	10 (b)	266,369	294,610	526,250
Minority interest		5	1	2

Total other liabilities		686,253	826,783	1,476,848

Commitments and contingencies	22

SHAREHOLDERS’ EQUITY	15
Capital and reserves		579,251	521,905	932,256
Net Income for the year		133,817	152,628	272,633

Total Shareholders’ equity		713,068	674,533	1,204,889

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		9,481,150	9,649,203	17,235,952

The accompanying notes 1 to 30 are an integral part of these consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(Restated for general price-level changes and expressed in millions of constant

Chilean pesos as of December 31, 2004 and thousands of U.S. dollars)

		Years ended December 31,
	NOTE	2002	2003	2004	2004
		MCh$	MCh$	MCh$	ThUS$ (Note 1 (q))
INTEREST REVENUE AND EXPENSE
Interest revenue		714,018	439,422	543,372	970,602
Interest expense		(333,472)	(209,340)	(214,900)	(383,867)

Net interest revenue		380,546	230,082	328,472	586,735

PROVISION FOR LOAN LOSSES	7	(104,192)	(61,612)	(73,512)	(131,311)

FEES AND INCOME FROM SERVICES	17
Income from fees and other services		108,247	140,518	166,704	297,776
Other services expenses		(29,514)	(42,267)	(39,862)	(71,204)

Total fees and income from services, net		78,733	98,251	126,842	226,572

OTHER OPERATING INCOME (LOSS)
Gains from trading activities		24,071	25,688	20,280	36,225
Losses from trading activities		(22,912)	(20,225)	(23,431)	(41,854)
Foreign exchange transactions, net		(32,780)	93,338	17,660	31,545

Total other operating income (loss), net		(31,621)	98,801	14,509	25,916

OTHER INCOME AND EXPENSES
Loan loss recoveries	19	12,334	26,026	33,736	60,261
Non-operating income	17	6,135	5,429	4,821	8,612
Non-operating expenses	17	(20,920)	(15,963)	(16,558)	(29,576)
Equity participation in net income (loss) in investments in other companies	9	(1,004)	(1,251)	436	779
Minority interest		(1)	(2)	(1)	(2)

Total other income and expenses		(3,456)	14,239	22,434	40,074

OPERATING EXPENSES
Personnel salaries and expenses		(138,829)	(128,329)	(136,599)	(244,001)
Administrative and other expenses		(95,243)	(81,847)	(87,726)	(156,701)
Depreciation and amortization		(22,708)	(17,381)	(15,977)	(28,539)

Total operating expenses		(256,780)	(227,557)	(240,302)	(429,241)

NET LOSS FROM PRICE-LEVEL RESTATEMENT	1 (b)	(9,934)	(4,137)	(7,466)	(13,336)

INCOME BEFORE INCOME TAXES		53,296	148,067	170,977	305,409

INCOME TAXES	21	1,194	(14,250)	(18,349)	(32,776)

NET INCOME		54,490	133,817	152,628	272,633

The accompanying notes 1 to 30 are an integral part of these consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Restated for general price-level changes and expressed in millions of constant

Chilean pesos as of December 31, 2004 and thousands of U.S. dollars)

	Years ended December 31,
	2002	2003	2004	2004
	MCh$	MCh$	MCh$	ThUS$
			(Note 1 (n))	(Note 1 (q))
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	54,490	133,817	152,628	272,633
Items that do not represent cash flows:
Depreciation and amortization	22,708	17,381	15,977	28,539
Provisions for loan losses	104,192	61,612	73,512	131,311
Provisions for assets received in lieu of payment	2,322	1,505	889	1,588
Net change in trading investments	202,000	(422,642)	317,956	567,951
Equity participation in net (income) loss in investments in other companies	1,005	1,250	(436)	(779)
Net (gain) loss on sales of assets received in lieu of payment	(3,035)	(4,284)	(5,491)	(9,808)
Net gain on sales of bank premises and equipment	(363)	(451)	(217)	(388)
Net loss from price-level restatement	9,934	4,137	7,466	13,336
Minority interest	1	2	1	2
Other charges not representing cash flows	39,443	1,317	9,247	16,518
Net change in interest accruals	162	89,271	3,272	5,845

NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES	432,859	(117,085)	574,804	1,026,748

CASH FLOWS FROM INVESTING ACTIVITIES
Net (increase) decrease in loans	(152,143)	(122,823)	(501,515)	(895,833)
Net decrease in investments purchased under agreements to resell	18,384	2,591	3,356	5,995
Purchases of bank premises and equipment	(12,420)	(6,975)	(12,310)	(21,989)
Proceeds from sale of bank premises and equipment	1,338	3,553	1,346	2,404
Investments in other companies	(670)	(2,339)	(292)	(522)
Sale of investments in other companies	—	—	12	21
Dividends received from investments in other companies	270	559	733	1,309
Proceeds from sale of assets received in lieu of payment	25,727	20,649	16,712	29,852
Net changes in other assets and liabilities	(139,848)	(65,736)	(150,710)	(269,207)

NET CASH USED IN INVESTING ACTIVITIES	(259,362)	(170,521)	(642,668)	(1,147,970)

CASH FLOWS FROM FINANCING ACTIVITIES
Net increase in current accounts	166,841	159,586	196,694	351,346
Net increase (decrease) in savings accounts and time deposits	(485,228)	(72,060)	228,955	408,972
Net increase in bankers drafts and other deposits	65,040	97,295	33,679	60,159
Net increase (decrease) in investments sold under agreements to repurchase	29,803	153,851	(77,542)	(138,510)
Increase in mortgage finance bonds	127,161	312,450	134,049	239,446
Repayment of mortgage finance bonds	(195,791)	(338,547)	(318,632)	(569,159)
Proceeds from bond issues	11,034	—	174,321	311,382
Repayments of bond issues	(11,031)	(9,334)	(9,963)	(17,796)
Net increase (decrease) in short-tem borrowings	72,012	135,268	116,249	207,651
Proceeds from issuance of long-term borrowings	632,283	411,186	234,657	419,158
Repayment of long-term borrowings	(581,100)	(322,378)	(430,510)	(769,001)
Repurchase of shares	—	—	(52,762)	(94,247)
Dividends paid	(100,490)	(53,949)	(130,550)	(233,196)

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	(269,466)	473,368	98,645	176,205

EFFECT OF PRICE-LEVEL RESTATEMENT ON CASH AND DUE FROM BANKS	(26,755)	(7,774)	(18,420)	(32,903)
NET INCREASE (DECREASE) IN CASH AND DUE FROM BANKS	(122,724)	177,988	12,361	22,080
CASH AND DUE FROM BANKS AT BEGINNING OF YEAR	562,956	700,267	878,255	1,568,789
CASH ACQUIRED IN MERGER WITH BANCO EDWARDS	260,035	—	—	—

CASH AND DUE FROM BANKS AT END OF YEAR	700,267	878,255	890,616	1,590,869

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the year for:
Interest paid	290,829	260,823	238,769	426,502
Income taxes paid	29,601	28,290	32,445	57,954
Non - cash investing transaction during the year for:
Issuance of stock for net assets of Banco de A. Edwards, as follows:
Cash acquired	260,035	—	—	—
Financial investments and loans, net	2,649,190	—	—	—
Bank premises and equipment	63,372	—	—	—
Other assets	106,507	—	—	—
Liabilities	(2,823,861)	—	—	—

Sub-Total	255,243	—	—	—
Stock issued	(255,243)	—	—	—

Total	—	—	—	—

The accompanying notes 1 to 30 are an integral part of these consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Restated for general price-level changes and expressed in millions of constant

Chilean pesos as of December 31, 2004 and thousands of U.S. dollars)

	Number of shares	Paid in share capital	Reserves	Other Accounts	Net Income	Total
	Millions	MCh$	MCh$	MCh$	MCh$	MCh$
Balance as of January 1, 2002	68,079.8	463,813	75,929	826	97,071	637,639
Transfer to retained earnings	—	—	3	—	(3)	—
Dividends paid (1)	—	—	—	—	(97,068)	(97,068)
Price-level restatement	—	13,914	1,873	—	—	15,787
Absorption of subsidiaries companies	—	—	(108)	—	—	(108)
Net change in unrealized gains (losses) on permanent financial investments (*)	—	—	—	7,620	—	7,620
Net adjustment for translation differences	—	—	—	1,725	—	1,725
Net Income for the year	—	—	—	—	52,635	52,635

Balance as of December 31, 2002	68,079.8	477,727	77,697	10,171	52,635	618,230

Balance as of December 31, 2002 restated in constant Chilean pesos as of December 31, 2004	—	494,566	80,436	10,530	54,490	640,022

Balance as of January 1, 2003	68,079.8	477,727	77,697	10,171	52,635	618,230
Transfer to retained earnings	—	—	3	—	(3)	—
Dividends paid (2)	—	—	—	—	(52,632)	(52,632)
Price-level restatement	—	4,777	1,041	—	—	5,818
Net change in unrealized gains (losses) on permanent financial investments (*)	—	—	—	(2,617)	—	(2,617)
Net adjustment for translation differences	—	—	—	(3,676)	—	(3,676)
Net Income for the year	—	—	—	—	130,553	130,553

Balance as of December 31, 2003	68,079.8	482,504	78,741	3,878	130,553	695,676

Balance as of December 31, 2003 restated in constant Chilean pesos as of December 31, 2004	—	494,566	80,710	3,975	133,817	713,068

Balance as of January 1, 2004	68,079.8	482,504	78,741	3,878	130,553	695,676
Transfer to retained earnings	—	—	3	—	(3)	—
Dividends paid (3)	—	—	—	—	(130,550)	(130,550)
Common stock repurchased (4)	(1,702.0)	—	(52,762)	—	—	(52,762)
Price-level restatement	—	12,062	(75)	—	—	11,987
Net change in unrealized gains (losses) on permanent financial investments (*)	—	—	—	(195)	—	(195)
Net adjustment for translation differences	—	—	—	(2,251)	—	(2,251)
Net Income for the year	—	—	—	—	152,628	152,628

Balance as of December 31, 2004	66,377.8	494,566	25,907	1,432	152,628	674,533

(1)	On March 21, 2002, the Ordinary General Shareholders’ Meeting agreed to distribute a dividend for a total of MCh$ 97,068 (in historical pesos).

(2)	On March 20, 2003, the Ordinary General Shareholders’ Meeting agreed to distribute a dividend for a total of MCh$ 52,632 (in historical pesos).

(3)	On March 18, 2004, the Ordinary General Shareholders’ Meeting agreed to distribute a dividend for a total of MCh$ 130,550 (in historical pesos).

(4)	During the month of April 2004, Banco de Chile purchased 1,701,994,590 of its own shares for Ch$ 31 per share, which totaled MCh$ 52,762 (in historical pesos).

(*)	These balances are presented net of the deferred taxes originated from adjustments to the market value of the permanent investment portfolio.

The accompanying notes 1 to 30 are an integral part of these consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2004)

1. Summary of Significant Accounting Policies

(a) Basis of presentation

Banco de Chile (“Banco de Chile or the “Bank”) is a corporation organized under the laws of the Republic of Chile, regulated by the Chilean Superintendencia de Bancos e Instituciones Financieras (the “Superintendency of Banks and Financial Institutions”). Starting in 2001, Banco de Chile is regulated by the United States Securities and Exchange Commission (“SEC”), as the Bank is listed on the New York Stock Exchange (“NYSE”) through its American Depository Receipt (ADR) program, which is also registered with the London Stock Exchange. Banco de Chile’s shares are also listed on the Madrid Stock Exchange to be traded on the Latinamerican securities market (“LATIBEX”).

Banco de Chile offers a broad range of banking services to customers ranging from individuals to large corporations. The services are managed in the following segment areas for internal reporting purposes: large corporate banking, middle market corporate banking, retail and personal banking services, international banking services and treasury banking services. The Bank’s subsidiaries provide other services including securities brokerage, mutual fund management, factoring, securitization activities, insurance brokerage and financial advisory services.

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

The consolidated financial statements include the financial position and results of operations of Banco de Chile and its majority-owned subsidiaries. All significant intercompany transactions and balances have been eliminated in the consolidation. The majority-owned subsidiaries of Banco de Chile as of December 31, 2003 and 2004 are as follows:

Subsidiary	Interest Owned %
	2003			2004
	Direct	Indirect	Total	Direct	Indirect	Total
Banchile Trade Services Limited	—	—	—	100.00	—	100.00
Banchile Administradora General de Fondos S.A.	99.98	0.02	100.00	99.98	0.02	100.00
Banchile Asesoría Financiera S.A.	99.94	—	99.94	99.94	—	99.94
Banchile Corredores de Seguros Ltda.	99.75	0.25	100.00	99.75	0.25	100.00
Banchile Corredores de Bolsa S.A.	99.68	0.31	99.99	99.68	0.32	100.00
Banchile Factoring S.A.	99.52	0.48	100.00	99.52	0.48	100.00
Banchile Securitizadora S.A.	99.00	1.00	100.00	99.00	1.00	100.00
Socofin S.A.	99.00	1.00	100.00	99.00	1.00	100.00
Promarket S.A.	99.00	1.00	100.00	99.00	1.00	100.00

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2004)

1. Summary of Significant Accounting Policies (continued)

(b) Price-level restatement

The consolidated financial statements are prepared on the basis of general price-level accounting in order to reflect the effect of changes in the purchasing power of the Chilean peso for the Bank and its Chilean subsidiaries during each year. At the end of each reporting period, the consolidated financial statements are stated in terms of the general purchasing power of the Chilean peso using changes in the Chilean consumer price index (“CPI”) as determined by the Chilean National Institute of Statistics as follows:

•	Non-monetary assets, liabilities, and Shareholders’ equity accounts are restated in terms of year-end purchasing power using the “prior month rule”, as described below.

•	Consistent with general banking practices in Chile, no specific purchasing power adjustments are made to the income statement accounts.

•	Monetary items are not restated, as such items are, by their nature, stated in terms of current purchasing power in the consolidated financial statements.

•	The price-level restatement debit or credit in the income statement represents the monetary loss or gain in purchasing power from holding monetary assets and liabilities exposed to the effects of inflation.

•	For comparative purposes, the consolidated financial statements for periods through December 31, 2003 have been restated in Chilean pesos of general purchasing power as of December 31, 2004 (“constant pesos”), to reflect changes in the CPI from the financial statement dates to December 31, 2004. This updating does not change the prior year’s financial statements or information in any way except to update the amounts therein to constant pesos of similar purchasing power. Amounts previously presented in constant Chilean pesos as of each balance sheet date have been adjusted by the percentage changes in the Chilean CPI to December 31, 2004, as follows:

Year	Change in Index
2002	3.5%
2003	2.5%

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

The values of the CPI used for price-level restatement purposes are as follows:

Year	Index (*)	Change in Index
2002	113.36	3.0%
2003	114.44	1.0%
2004	117.28	2.5%

*	Index as of November 30, of each year under prior month rule described above.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2004)

1. Summary of Significant Accounting Policies (continued)

(b) Price-level restatement (continued)

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

The net charge to income for price-level restatement is comprised of the following restatements of non-monetary assets and liabilities. These figures are expressed in constant Chilean pesos of December 31, 2004.

	Year ended December 31,
	2002	2003	2004
	MCh$	MCh$	MCh$
Shareholders’ equity	(16,344)	(5,964)	(11,987)
Bank premises and equipment	4,688	1,264	3,019
Investment in other companies	1,037	381	1,036
Other, net	685	182	466

Net loss from price-level restatement	(9,934)	(4,137)	(7,466)

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

December 31,	Ch$
2002	16,744.12
2003	16,920.00
2004	17,317.05

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

The Bank suspends the accrual of interest and readjustments on loans when there is a high risk of unrecoverability or from the first day in which they become overdue. Accrued interest up to the suspension date remains on the Bank’s assets and is considered a part of the loan balance when determining the allowance for loan losses. Payments received on past due loans are recognized as income, after reducing the balance of accrued interest, if applicable.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2004)

1. Summary of Significant Accounting Policies (continued)

(e) Foreign currency and derivative activities

The Bank and its subsidiaries protect themselves against variations in the foreign exchange market by using forward contracts, currency forward contracts, currency swaps and interest rates swaps. These activities include hedging and treasury operations and help the Bank and its subsidiaries provide capital markets products to their clients.

Forward contracts are valued at the exchange rate prevailing as of the close of each month and, in accordance with regulations of the Superintendency of Banks and Financial Institutions, the initial differences produced by this type of operation are recognized as deferred assets or liabilities and are amortized over the duration of the respective contract. In addition to the aforementioned forward contracts, the Bank and its subsidiaries have currency futures contracts. These contracts are valued at the daily observed exchange rate and resulting gains or losses are charged to income on an accrual basis.

The interest rate swap contracts are valued at the close of each month in accordance with the agreed-upon interest rates, recording the differences as a credit or charge to income. Additionally, the Bank and its subsidiaries charge to income the adjustment to market value of the swap contract portfolio which is used to hedge interest rate and foreign currency risks.

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

(f) Financial investments

Financial investments traded on a secondary market are shown adjusted to market value, following specific instructions from the Superintendency of Banks and Financial Institutions. These instructions require that such adjustments be recognized against income, except in the case of the investment portfolio classified as permanent which may be recorded directly in the equity account, “Change in unrealized gains (losses) on permanent financial investments”.

The application of this adjustment generated net unrealized gains in income of MCh$ 16,121 and a net unrealized loss in income of MCh$ 10,483 and MCh$ 717, in 2002, 2003 and 2004 respectively, which was included in operating income under “Gains (losses) from trading activities”. The adjustment of the permanent investment portfolio was a net credit of MCh$ 9,403, a net debit of MCh$ 3,190 and MCh$ 235, in 2002, 2003 and 2004, respectively, which is presented in equity net of taxes.

The Bank and its subsidiaries enter into security repurchase agreements as a form of borrowing. The Bank’s investments that are sold subject to a repurchase obligation and that serve as collateral for borrowings are reclassified as “Investment collateral under agreements to repurchase”. The liability to repurchase the investment is classified as “Investments sold under agreements to repurchase”, which is valued in accordance with the agreed-upon interest rate.

The Bank and its subsidiaries also enter into resale agreements as a form of investment. Under these agreements the Bank and its subsidiaries purchases securities, which are included as assets under the caption “Investments purchased under agreements to resell”, which are valued in accordance with the agreed-upon interest rate.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2004)

1. Summary of Significant Accounting Policies (continued)

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

Property, plant and equipment	Estimated Useful Life
Land and buildings	5-80
Furniture and fixtures	3-10
Machinery and equipment	2-10
Vehicles	5
Other	6-8

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

(i) Factoring transactions

The Bank and its subsidiary Banchile Factoring S.A. carry out factoring transactions with their customers, by means of which they receive invoices and other commercial instruments representative of credit and they advance to the assigner a percentage of the total amounts to be collected from the original debtor.

The caption “Other outstanding loans” includes MCh$197,365 (MCh$101,683 in 2003), corresponding to the amount advanced to the assigner plus accrued interest net of payments received.

(j) Investments in other companies

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

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2004)

1. Summary of Significant Accounting Policies (continued)

(k) Intangibles

In accordance with instructions from the Superintendency of Banks and Financial Institutions, intangible assets are classified in “Other Assets”. Both investments in software and licenses to use trademarks are valued at price-level restated cost and amortized using the straight-line method over their useful lives. The amortization period of the investments in software cannot exceed six years.

As of December 31, 2004, intangible assets amount to MCh$11,085 (MCh$5,459 in 2003), corresponding to investments in software and MCh$2 (MCh$5 in 2003) corresponding to payments for licenses to use trademarks.

(l) Allowance for loan losses

The loans granted and acquired by the Bank and its subsidiaries are initially recorded at cost (i.e. the original amount loaned). After this initial recording, the loans are valued at their amortized cost and presented net of allowances for loan losses.

Beginning on January 1, 2004, in accordance with Circular No. 3,246 of the Superintendency of Banks and Financial Institutions, the Bank, its subsidiaries and foreign branches are required to apply new models and methods, based on an individual and group analysis of the debtors, to constitute the allowances for loan losses.

•	Allowances for individual evaluations

An individual analysis of debtors is applied to individuals or companies with whom, due to size, complexity or level of exposure with the entity, the Bank is required to have an in-depth understanding of their financial condition. Likewise, it requires assigning a risk category to each debtor and its respective loans. This risk category should contemplate the following factors: industry or sector, partners and administration, financial situation, conduct and payment capacity.

One of the following categories must be assigned to each debtor and its loans after the analysis has been finalized:

i.	Categories A1, A2 and A3 correspond to debtors without significant risks, whose payment capacity will continue to be positive even if unfavorable business, economic or financial situations should arise.

ii.	Category B corresponds to debtors that present some risk, but that do not show any sign of impairment. However, these debtors might stop paying some of their obligations in the face of foreseeable, adverse business, economic or financial situations.

iii.	Categories C1, C2, C3, C4, D1 and D2 correspond to debtors with insufficient payment capacity.

In order to determine allowances for loan losses classified as A1, A2, A3 and B, the Bank uses percentages approved by its Board of Directors. Allowance for debtors classified as C1, C2, C3, C4, D1 and D2 were determined, in conformity with new regulations, as follows:

Category	Range of estimated loss	Allowance
C1	Up to 3%	2%
C2	More than 3% up to 19%	10%
C3	More than 19% up to 29%	25%
C4	More than 29% up to 49%	40%
D1	More than 49% up to 79%	65%
D2	More than 79%	90%

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2004)

1. Summary of Significant Accounting Policies (continued)

(l) Allowance for loan losses (continued)

•	Allowances for group evaluations

The group analysis is used to analyze a large number of operations whose individual amounts are not significant. For this analysis, the Bank uses models based on attributes of the debtors and their loans, and on the behavior of a group of loans. In the group evaluations, the allowances are always constituted in accordance with the estimated loss using the aforementioned models.

•	Additional allowances

In conformity with regulations of the Superintendency of Banks and Financial Institutions, the Bank has constituted additional allowances for its individually evaluated loan portfolio, taking into consideration the estimated credit loss of this portfolio. The calculation of this allowance is performed based on the Bank’s historical experience and considering possible future adverse macroeconomic conditions or circumstances that could affect a certain sector, industry or groups of debtors or projects.

•	Charge-offs

Loans are written-off when the collection efforts have been exhausted but not later than the maximum periods prescribed by the Superintendency of Banks, which are as follows:

- 24 months past due (3 months past due for consumer loans) for loans without collateral.

- 36 months past due for loans with collateral.

•	Loan loss recoveries

Cash recoveries on written-off loans including loans which were reacquired from the Central Bank, recorded in memorandum accounts (see Note 19), are recorded directly to income.

Previous Guidelines

•	Global loan loss allowance

Prior to 2004, the global loan loss allowance was calculated by multiplying the Bank’s outstanding loans by the greater of its “risk index” or 0.75%. The Bank’s risk index calculation was based upon a classification of a portion of its customers’ outstanding loans into five categories based upon risk of loss for commercial loans and overdue status for consumer and residential mortgage loans. The classifications for risk index calculation purposes must have included the largest commercial loans and represent at least 75% of the commercial loan portfolio, and 100% of consumer and residential mortgage loans. Commercial and consumer loans are classified based on risk in categories denominated A, B, B -, C or D, while residential mortgage loans are classified only as A, B or B-. The total exposure of the Bank to each of its customers and the classification of such customer’s loans are continuously reviewed by the commercial officers of the bank and by the control risk division. The provisions required for each category of loans, which were established by the Chilean Superintendency of Banks, were as follows:

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2004)

1. Summary of Significant Accounting Policies (continued)

(l) Allowance for loan losses (continued)

Category	Provisions as a percentage of aggregate exposure
A	0%
B	1
B-	20
C	60
D	90%

The resulting weighted average allowance rate was the risk index utilized in the calculation of the global loan loss reserve.

•	Individual loan loss allowance

Once a loan became overdue for more than 90 days, a specific allowance was calculated for 100% of the uncollateralized portion of the loan. Individual loan loss reserves are required only to the extent that, in the aggregate, they exceed the global loan loss reserve.

•	Voluntary loan loss allowance

Prior to 2004, the Bank made a provision for voluntary allowances in addition to those required by the rules of the Superintendency of Banks. Such voluntary reserves were established to cover additional risks inherent in the portfolio.

(m) Income taxes

Effects of deferred income taxes are recorded in conformity with Technical Bulletin No. 60 and its related amendments, issued by the Chilean Association of Accountants (see Note 21).

The income tax provision is determined based on current Chilean tax legislation.

(n) Consolidated statements of cash flows

For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks. For the years ended December 31, 2002, 2003 and 2004 the consolidated statement of cash flows has been prepared in accordance with Technical Bulletin No.65 of the Chilean Association of Accountants.

(o) Staff severance indemnities

The Bank has recorded a liability for long-term severance indemnities in accordance with employment contracts it has with certain employees. The liability, which is payable to specified retiring employees with more than 30 years of service, is recorded at the present value of the accrued benefits, which are calculated by applying a real discount rate to the benefit accrued as of year-end over the estimated average remaining service period. For the years ended December 31, 2002, 2003 and 2004, the obligation has been discounted using the real interest rate of 7% per annum.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2004)

1. Summary of Significant Accounting Policies (continued)

(p) Fees and expenses related to loans and services

Fees and expenses related to loans and services are deferred and recognized in income over the term of the loans to which they relate, and to the period that the services are performed.

(q) Convenience translation to U.S. dollars

The Bank maintains its accounting records and prepares its consolidated financial statements in Chilean pesos. The U.S. dollar amounts disclosed in the accompanying financial statements are presented solely for the convenience of the reader at the observed exchange rate for December 31, 2004 of Ch$ 559.83 per US$1.00. This translation should not be construed as representing that the Chilean peso amounts actually represent or have been, or could be, converted into U.S. dollars at such a rate or, any other rate.

(r) Translation of financial statements of the Bank’s foreign branches and subsidiaries

The Bank translates the accounting records of its branches in New York and Miami, USA and its subsidiary Banchile Trade Services Limited, Hong Kong to Chilean pesos from US dollars in accordance with guidelines established by the Superintendency of Banks and Financial Institutions which are consistent with Technical Bulletin No. 64, “Accounting for investments abroad”, issued by the Chilean Association of Accountants. All income statement and balance sheet amounts are translated into Chilean pesos as of the exchange rate in effect as of the applicable balance sheet date. Under this standard the foreign investment recorded in the parent company’s books is price-level restated, the effects of which are reflected in income, while any foreign exchange gains or losses between the Chilean peso and the US dollar, net of the effects of Chilean inflation, is recorded in shareholders’ equity in the account “Other equity accounts”.

(s) Reclassifications

Certain minor reclassifications have been made to balances in the 2002 and 2003 financial statements in order to conform with the 2004 presentation.

(t) Assets received in lieu of payment

Assets received in lieu of payment are recorded at restated cost less regulatory charge-offs and presented net of a global valuation allowance. Regulatory charge-offs are required by the Superintendency of Banks and Financial Institutions if the asset is not sold within one year of foreclosure. As instructed by the Superintendency of Banks and Financial Institutions, charge-offs are recorded on a straight-line basis over the following 12 month period.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2004)

2. Changes in Accounting Principles

On January 1, 2004, in accordance with Circular No. 3,246 of the Superintendency of Banks and Financial Institutions, the new standards on determination of Loan Loss Provisions established in Chapter 7-10 of this Superintendency’s accounting rules became effective. Application of this new criterion for determining provisions did not have a significant effect on the financial situation of the Bank and its subsidiaries presented in these consolidated financial statements. In addition, the Bank redesignated the voluntary provisions recorded as of December 31, 2003 to the additional provisions category in conformity with the new regulations.

3. Cash and Due from Banks

Included in cash and due from banks are amounts maintained by the Bank with various foreign and local banks, including the Chilean Central Bank (“Central Bank”).

In accordance with guidelines established by the Superintendency of Banks, the Bank must maintain certain non-interest bearing balances in its account with the Central Bank. The required balances are based upon specified financial criteria, including the level of the Bank’s deposits, the amounts of its foreign borrowings and its average liabilities. These restricted cash amounts totaled MCh$ 167,839 and MCh$ 164,500 as of December 31, 2003 and 2004, respectively.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2004)

4. Financial Investments

A summary of financial investments is as follows:

	As of December 31,		Weighted Average Nominal Rate as of December 31, 2004
	2003	2004
	MCh$	MCh$	%
Central Bank and Government Securities
Marketable debt securities	992,611	903,733	2.83
Chilean government securities	42,894	9,923	4.21
Investments purchased under agreements to resell	30,402	26,310	2.47
Investment collateral under agreements to repurchase	332,690	169,982	5.15

Subtotal	1,398,597	1,109,948	3.19

Corporate Securities and Other Financial Investments
Investments in Chilean financial institutions	135,244	43,203	4.66
Foreign government notes	34,453	28,298	2.16
Investments in foreign countries	191,223	137,288	3.36
Other financial investments	109,024	111,336	6.85
Investments collateral under agreements to repurchase	95,691	177,200	7.47

Subtotal	565,635	497,325	5.65

Total	1,964,232	1,607,273	3.95

Financial investments are classified at the time of the purchase, based on management’s intentions, as either trading or permanent. The related amounts are as follows:

	As of December 31,
	2003	2004
	MCh$	MCh$
Permanent	42,981	44,134
Trading	1,921,251	1,563,139

Total	1,964,232	1,607,273

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2004)

5. Loans

The loans included in the accompanying consolidated balance sheets are segregated into subcategories as described below:

Commercial loans are short-term and long-term loans granted to companies or businesses, at variable or fixed interest rates in order to finance working capital or investments.

Consumer loans are loans to individuals granted principally in Chilean pesos or UF, generally on a fixed rate basis, to finance the purchase of consumer goods or to pay for services. Credit card balances subject to interest charges are also included in this category.

Mortgage loans are inflation indexed, fixed rate, long-term loans with monthly payments of principal and interest collateralized by a real property mortgage. These loans are financed through the issuance of mortgage finance bonds. At the time of its issuance the amount of a mortgage loan cannot be more than 75% of the value of the property.

Foreign trade loans are fixed rate, short-term loans granted in foreign currencies (principally U.S. dollars) to finance imports and exports.

Interbank loans are fixed rate, short-term loans to financial institutions that operate in Chile.

Leasing contracts are agreements for financing leases of capital equipment and other property.

Other outstanding loans principally include bills of exchange, other mortgage loans, which are financed by the Bank’s general borrowings and factoring.

Past due loans represent loans or shares of loans that are overdue as to any payment of principal or interest by 90 days or more.

Contingent loans consist of open and unused letters of credit together with guarantees granted by the Bank in Ch$, UF and foreign currencies (principally U.S. dollars).

The following table summarizes the most significant loan concentrations expressed as a percentage of total loans, excluding contingent loans and before allowance for loan losses:

	As of December 31,
	2003	2004
	%	%
Financial Services	18.83	19.91
Residential mortgage loans	19.03	20.10
Manufacturing	10.46	10.22
Commerce	12.11	11.82
Agriculture, livestock, forestry, agribusiness, fishing	8.10	7.85
Consumer loans	12.49	13.81

Substantial portions of the Bank’s loans are to borrowers doing business in Chile.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2004)

6. Leasing Contracts

The Bank’s scheduled cash flows to be received from leasing contracts have the following maturities as of December 31, 2004:

	As of December 31, 2004
Maturity	Total Receivable	Unearned Income	Net lease Receivable
	MCh$	MCh$	MCh$
Due within one year	108,447	(17,152)	91,295
Due after 1 year but within 2 years	77,945	(13,035)	64,910
Due after 2 years but within 3 years	58,970	(9,730)	49,240
Due after 3 years but within 4 years	42,880	(7,336)	35,544
Due after 4 years but within 5 years	35,533	(5,413)	30,120
Due after 5 years	85,489	(12,745)	72,744

Total leasing contracts	409,264	(65,411)	343,853

Leased assets consist principally of real estate, industrial machinery, vehicle, and computer equipment. The allowance for uncollectible lease receivable was MCh$ 5,861 as of December 31, 2004 (MCh$ 8,480 as of December 31, 2003), which forms part of the allowance for loan losses.

7. Allowance for Loan Losses

The changes in the allowance for loan losses for the periods indicated are as follows:

	2002	2003	2004
	MCh$	MCh$	MCh$
Balance as of January 1,	241,002	223,678	183,938
Price-level restatement (1)	(6,660)	(2,817)	(4,608)
Charge-offs	(114,856)	(98,535)	(99,100)
Provisions established	129,538	63,103	75,069
Provisions released	(25,346)	(1,491)	(1,557)

Balance as of December 31,	223,678	183,938	153,742

(1)	Reflects the effect of both inflation and exchange rate changes of foreign branches and the Bank’s subsidiaries on the allowance for loan losses at the beginning of each period, adjusted to constant pesos of December 31, 2004.

The provisions for loan losses included in the results of operations for the periods indicated is as follows:

	Years ended December 31,
	2002	2003	2004
	MCh$	MCh$	MCh$
Provisions established	129,538	63,103	75,069
Provisions released	(25,346)	(1,491)	(1,557)

Net charges to income	104,192	61,612	73,512

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2004)

8. Bank Premises and Equipment, net

The major categories of Bank premises and equipment net of accumulated depreciation are as follows:

	As of December 31,
	2003	2004
	MCh$	MCh$
Land and buildings	95,013	92,141
Machinery and equipment	27,400	31,945
Furniture and fixtures	5,676	5,347
Vehicles	641	812
Others	2,219	2,425

Bank premises and equipment, net	130,949	132,670

In accordance with rules of the Superintendency of Banks, Bank premises and equipment are presented net of accumulated depreciation.

9. Investments in other companies

As of December 31, 2002, 2003 and 2004, investments in other companies and the Bank’s participation in such companies’ results of operations for each of the periods indicated, consist of the following:

	As of and for the years ended December 31,
	2002		2003		2004		Ownership
	Investment	Income (Loss)	Investment	Income (Loss)	Investment	Income (Loss)	Interest 2004
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	%
Soc. Operadora de Tarjetas de Crédito Nexus S.A.	905	49	1,011	146	1,066	172	25.81
Servipag Ltda.	741	52	831	90	984	152	50.00
Redbanc S.A.	903	157	1,046	298	884	138	25.42
Transbank S.A.	864	132	867	132	865	132	17.44
Bolsa de Comercio de Santiago (Stock Exchange)	659	96	559	90	558	90	4.17
Soc. Operadora Cámara Compensación de Pagos Alto Valor S.A. (1)	—	—	—	—	276	(17)	18.16
Sociedad Interbancaria de Depósito de Valores S.A.	251	44	244	37	217	34	17.60
Centro de Compensación Automatizado S.A. (CCA S.A.)	158	12	204	45	189	31	33.33
Bolsa de Valores de Chile (Stock Exchange)	126	1	127	1	130	3	5.00
Artikos Chile S.A (2).	(71)	(1,287)	208	(2,046)	43	(165)	50.00
Empresa de Tarjetas Inteligentes S.A.	161	(150)	117	(44)	—	(134)	26.67

Total investments in other companies accounted for under the equity method	4,697	(894)	5,214	(1,251)	5,212	436
Other investments carried at cost	248	(110)	214	—	200	—

Total investments in other companies	4,945	(1,004)	5,428	(1,251)	5,412	436

(1)	On September 23, 2004, a banking support company, Sociedad Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A., was formed. This company’s objective is to provide pay compensation services among its members. The Bank subscribed and fully paid MCh$292 for this company’s capital, which gives it a participation of 18.16%.

(2)	On May 19, 2003, the Extraordinary General Shareholders’ Meeting of Artikos S.A., agreed to increase the capital of this company by means of issuing 10,000 shares. On June 2, 2003, the Bank subscribed and paid for 5,000 shares for a value of MCh$2,339.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2004)

10. Other Assets and Other Liabilities

(a) Other assets

	As of December 31,
	2003	2004
	MCh$	MCh$
Deferred income tax assets	93,751	64,749
Credit card charges in process	45,408	51,970
Amounts receivable under spot foreign exchange transaction	40,127	50,483
Assets for leasing	25,111	26,843
Software investment	5,459	11,085
Deferred asset on bonds issuances	6,255	8,080
Accounts receivable	—	7,548
Transactions in process	1,407	6,789
Deferred fees	2,819	5,252
Balances with domestic branches	9,299	4,174
VAT fiscal credit	3,300	3,198
Accounts receivable for assets received in lieu of payment sold	4,697	2,915
Deferred asset related to mortgage finance bonds issued by the bank	2,138	2,152
Deferred expenses	1,092	2,068
Recoverable taxes	964	1,386
Materials and supplies	490	475
Other	16,096	12,766

Total other assets	258,413	261,933

(b) Other liabilities

	As of December 31,
	2003	2004
	MCh$	MCh$
Accounts payable	103,450	125,529
Amounts payable under spot foreign exchange transaction	48,206	52,035
Derivative instruments, net	9,538	44,581
Deferred tax liabilities	49,455	18,899
Accrued staff vacation expense	9,398	9,826
Deferred liability on bonds issuances	6,256	8,080
Allowance of income taxes	10,157	8,008
Accrued severance staff indemnities	7,721	7,633
Commissions deferred	3,935	4,177
Leasing deferred gains	4,277	4,174
Administration and credit card contract provision	4,741	3,226
VAT fiscal debit	3,289	3,205
Transactions in process	1,670	1,341
Legal contingencies provision	775	925
Other	3,501	2,971

Total other liabilities	266,369	294,610

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2004)

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

	As of December 31, 2003			As of December 31, 2004
	Long-term	Short-term	Total	Long-term	Short-term	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Central Bank Credit lines for renegotiation of loans	3,049	—	3,049	1,930	—	1,930
Other Central Bank borrowings	—	25,529	25,529	—	107,643	107,643
Mortgage finance bonds	1,039,813	—	1,039,813	788,888	—	788,888
Bonds	3,205	—	3,205	181,515	—	181,515
Subordinated bonds	277,977	—	277,977	266,304	—	266,304
Borrowings from domestic financial institutions	106	51,023	51,129	—	26,399	26,399
Foreign borrowings	462,131	273,787	735,918	254,812	340,736	595,548
Investments under agreements to repurchase	—	437,410	437,410	—	349,086	349,086
Other obligations	10,092	50,998	61,090	11,089	33,758	44,847

Total other interest bearing liabilities	1,796,373	838,747	2,635,120	1,504,538	857,622	2,362,160

(a) Central Bank borrowings

Central Bank borrowings include credit lines for the renegotiation of loans and other Central Bank borrowings. Credit lines were provided by the Central Bank for the renegotiation of mortgage loans due to the need to refinance debts as a result of the economic recession and crisis of the Chilean banking system from 1982 to 1985. The credit lines for the renegotiations of mortgage loans are linked to the UF index and carry a real annual interest rate of 2.29%. The maturities of the outstanding amounts are as follows:

As of December 31, 2004
MCh$
Due within 1 year	1,930
Due after 1 year but within 2 years	—
Due after 2 years but within 3 years	—
Due after 3 years but within 4 years	—
Due after 4 years but within 5 years	—
Due after 5 years	—

Total long-term (Credit lines for renegotiation of loans)	1,930
Total short-term (Other Central Bank borrowings)	107,643

Total Central Bank borrowings	109,573

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2004)

11. Other Interest Bearing Liabilities (continued)

(b) Mortgage finance bonds

These bonds are used to finance the granting of mortgage loans. The outstanding principal amounts of the bonds are amortized on a quarterly basis. The range of maturities of these bonds is between five and twenty years. The bonds are linked to the UF index and carry a weighted average annual rate of interest of 5.9% as of December 31, 2004.

The maturities of outstanding mortgage bond amounts as of December 31, 2004 are as follows:

As of December 31, 2004
MCh$
Due within 1 year	79,647
Due after 1 year but within 2 years	71,034
Due after 2 years but within 3 years	71,525
Due after 3 years but within 4 years	69,640
Due after 4 years but within 5 years	68,004
Due after 5 years	429,038

Total mortgage finance bonds	788,888

(c) Bonds

The maturities of outstanding bonds amounts as of December 31, 2004 are as follows:

As of December 31, 2004
MCh$
Due within 1 year	29,408
Due after 1 year but within 2 years	28,311
Due after 2 years but within 3 years	27,931
Due after 3 years but within 4 years	27,387
Due after 4 years but within 5 years	27,486
Due after 5 years	40,992

Total bonds	181,515

Bonds are linked to the UF Index and carried an average real annual interest rate of 3.6% as of December 31, 2004, with interest and principal payments due semi-annually. The bonds were originally intended to finance loans that had a maturity of greater than one year.

(d) Subordinated bonds

In 2002 the Bank issued Bonds totaling UF1,580,000 (known as “6.5% Bonds”) at a discount of UF98,670. The 6.5% Bonds are linked to the UF index with interest and principal payments due semi-annually. The discount on the issuance of the “6.5% Bonds” is amortized over the life of the bond. As of December 31, 2004, the effective real interest rate is 7.0%, taking into consideration the discount on issuance.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2004)

11. Other Interest Bearing Liabilities (continued)

(d) Subordinated bonds (continued)

The 6.5% Bonds are intended for the financing of loans having a maturity of greater than one year. As of December 31, 2004 the outstanding maturities of these bonds, which are considered long-term, are as follows:

As of December 31, 2004
MCh$
Due within 1 year	26,605
Due after 1 year but within 2 years	20,417
Due after 2 years but within 3 years	20,417
Due after 3 years but within 4 years	20,417
Due after 4 years but within 5 years	20,417
Due after 5 years	158,031

Total subordinated bonds	266,304

Subordinated bonds are considered in the calculation of “effective equity” for the purpose of determining the Bank’s minimum capital requirements (See Note 14).

(e) Borrowings from domestic financial institutions

Borrowings from domestic financial institutions are used to fund the Bank’s general activities, carry a weighted average annual real interest rate of 2.4% and have the following outstanding maturities as of December 31, 2004.

As of December 31, 2004
MCh$
Due within 1 year	—
Due after 1 year but within 2 years	—
Due after 2 years but within 3 years	—
Due after 3 years but within 4 years	—
Due after 4 years but within 5 years	—
Due after 5 years	—

Total long-term	—
Total short-term	26,399

Total borrowings from domestic financial institutions	26,399

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2004)

11. Other Interest Bearing Liabilities (continued)

(f) Foreign borrowings

The Bank has short-term and long-term borrowings from foreign banks. The outstanding maturities of these borrowings as of December 31, 2004 are as follows:

As of December 31, 2004
MCh$
Due within 1 year	215,576
Due after 1 year but within 2 years	39,236
Due after 2 years but within 3 years	—
Due after 3 years but within 4 years	—
Due after 4 years but within 5 years	—
Due after 5 years	—

Total long-term	254,812
Total short-term	340,736

Total foreign borrowings	595,548

All of these loans are denominated in U.S. dollars, are principally used to fund the Bank’s foreign trade loans and carry an average annual nominal interest rate of 2.3% as of December 31, 2004.

(g) Other obligations

	As of December 31,
	2003	2004
	MCh$	MCh$
Other long-term obligations:
Obligations with Chilean government	10,092	11,089

Total other long-term obligations	10,092	11,089
Other short-term obligations	50,998	33,758

Total other obligations	61,090	44,847

As of December 31, 2004, other obligations had the following maturities:

As of December 31, 2004
MCh$
Due within 1 year	1,396
Due after 1 year but within 2 years	1,595
Due after 2 years but within 3 years	1,787
Due after 3 years but within 4 years	1,762
Due after 4 years but within 5 years	1,555
Due after 5 years	2,994

Total long-term	11,089
Total short-term	33,758

Total other obligations	44,847

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2004)

12. Obligations Arising From Lease Commitments

The Bank leases certain premises under operating leases. The following table shows the future minimum payments under the terms of the lease commitments, expressed in constant Chilean pesos as of December 31, 2004.

As of December 31, 2004
MCh$
Due within 1 year	5,711
Due after 1 year but within 2 years	4,401
Due after 2 years but within 3 years	3,732
Due after 3 years but within 4 years	2,941
Due after 4 years but within 5 years	2,031
Due after 5 years	3,341

Total obligations arising from lease commitments	22,157

The rental expense on premises was MCh$ 7,338, MCh$ 7,172 and MCh$ 7,080 for the years ended December 31, 2002, 2003 and 2004, respectively, and is included in the Consolidated Statements of Income under “Administrative and other expenses”.

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

Chilean pesos as of December 31, 2004)

13. Derivative Financial Instruments (continued)

(b) Market risk and risk management activities (continued)

The notional amounts of these contracts as of December 31, 2003 and 2004 are as follows:

			Contract Amounts
Description of transaction	Number of operations		Less than 3 months		Over 3 months
	2003	2004	2003	2004	2003	2004
			ThUS$	ThUS$	ThUS$	ThUS$

Local Market:
- Foreign currency future purchase contracts with Chilean currency	1,144	850	691,065	599,971	1,343,865	1,906,977
- Foreign currency future sale contracts with Chilean currency	1,097	1,214	505,762	555,310	1,224,347	1,494,802
- Foreign currency forward contracts	21	24	10,101	18,588	7,449	3,551

Foreign Markets:
- Foreign currency future contracts with Chilean currency	4	18	12,000	55,500	40,000	72,085
- Foreign currency forward contracts	70	84	19,104	46,616	26,492	12,953
- Foreign currency futures sold	179	171	24,540	25,560	—	—
- Interest rate swaps	137	89	32,000	—	1,480,385	1,048,184

The amounts refer to United States dollar amounts purchased or sold, or the equivalent in United States dollars of the foreign currency purchased or sold or the future amount, or the amount on which interest rate contracts are agreed. The period refers to the contract maturity from the date of the transaction.

(c) Contracts on the value of authorized readjustment systems and on interest rates in Chilean currency

			Contract Amounts
Description of transaction	Number of operations		Less than 3 months		Over 3 months
	2003	2004	2003	2004	2003	2004
			MCh$	MCh$	MCh$	MCh$

UF/pesos forward contracts purchased	27	68	1,734	3,463	48,560	237,244
UF/pesos forward contracts sold	76	31	6,937	3,459	140,478	102,856
Interest rate swaps	10	30	—	17,317	62,435	127,110

(d) Options

As of December 31 of each year, the balances for this type of transaction are as follows:

			Contract Amounts
Description of transaction	Number of operations		Less than 3 months		Over 3 months
	2003	2004	2003	2004	2003	2004
			ThUS$	ThUS$	ThUS$	ThUS$

Purchase option	—	1	—	—	—	6,000

(e) Fair value of traded instruments

The table below sets forth the estimated fair value of derivative financial instruments held or issued by the Bank for trading purposes as of December 31, 2003 and 2004.

	Fair value as of December 31,
	2003	2004
	MCh$	MCh$
Contracts to purchase and sell foreign exchange	(13,459)	(17,597)
Interest rate swaps	15,719	(21,125)

For those instruments held by the Bank where no quoted market prices are available, fair values have been estimated using modeling and other valuation techniques.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2004)

14. Minimum Capital Requirements

In accordance with the Chilean Banking Law, Chilean Banks are required to maintain a minimum equity level of UF800,000, equivalent to MCh$ 13,854 as of December 31, 2004. In addition, Chilean Banks are required to maintain a minimum “capital” (capital and reserves) of at least 3% of their total assets net of provisions, and an “effective equity” of not less than 8% of their “risk-weighted assets”. The “effective equity” is defined as “net capital base” plus subordinated bonds, up to 50% of the capital and reserves, plus voluntary provisions of up to 1.25% of their risk-weighted assets. The value of the subordinated bonds that can be considered in the “effective equity” should decrease by 20% per year beginning six years prior to maturity.

The Bank’s actual qualifying “net capital base” and “effective equity” used to support its “risk-weighted assets” as of December 31, 2004, are set forth in the following table:

As of December 31, 2004
MCh$
Basic Capital	521,905
3% of total assets net of provisions	(291,354)

Excess over minimum required equity	230,551

Net capital base as a percentage of the total assets, net of provisions	5.37%

Effective equity	779,870
8% of risk-weighted assets	(534,429)

Excess over minimum required equity	245,441

Effective equity as a percentage of the risk-weighted assets (*)	11.67%

(*)	This ratio has been determined on total assets adjusted by risk on a consolidated basis, as established by Circular No.3,178 dated June 7, 2002, from the Superintendency of Banks.

15. Shareholders’ Equity

Dividends

Dividends are declared and paid during the year subsequent to that in which the related net income was earned. Dividends declared and paid in 2002, 2003 and 2004 in constant Chilean pesos of December 31, 2004 are as follows:

	Paid during the year ended December 31,
	2002	2003	2004
	MCh$	MCh$	MCh$
Dividends relating to prior year net income	100,490	53,949	130,550

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2004)

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

(a) Loans granted to related parties

Loans to related parties, all of which are current, are as follows:

	As of December 31,
	2002		2003		2004
	Loans	Collateral Pledged	Loans	Collateral Pledged	Loans	Collateral Pledged
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Operating companies	99,824	23,830	80,961	22,041	110,806	45,014
Investment companies	7,188	2,286	18,193	2,371	17,023	2,343
Individuals (1)	1,815	1,422	2,337	1,617	2,930	2,629

Total	108,827	27,538	101,491	26,029	130,759	49,986

(1)	Includes only debt obligations that are equal to or greater than UF3,000, equivalent to approximately MCh$ 52 as of December 31, 2004.

The activity in the balances of loans to related parties are as follows:

	2003	2004
	MCh$	MCh$
Balance as of January 1,	108,827	101,491
New loans	30,039	72,062
Repayments	(36,298)	(40,319)
Price-level restatement (1)	(1,077)	(2,475)

Balance as of December 31,	101,491	130,759

(1)	Reflects the effect of restatement of beginning balances to constant pesos of December 31, 2004.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2004)

16. Transactions with Related Parties (continued)

(b) Other transactions with related parties.

During the years ended December 31, 2002, 2003 and 2004, the Bank incurred the following expenses and income as a result of transactions with related parties equal to or greater than UF 5,000 equivalent to approximately MCh$87 as of December 31, 2004.

	Years ended December 31,
	2002		2003		2004
	Expense	Revenue	Expense	Revenue	Expense	Revenue
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Redbanc S.A.	2,295	—	2,494	—	2,807	—
Empresa Nacional de Telecomunicaciones S.A.	2,709	—	1,898	—	2,290	—
Operadora de Tarjetas de Crédito Nexus S.A.	1,648	—	1,747	—	2,066	—
Entel Telefonía Local S.A.	117	—	207	—	280	—
Depósito Central de Valores, Depósitos de Valores S.A.	199	—	288	—	260	—
Compañía Nacional de Teléfonos Telefónica del Sur S.A.	104	—	139	—	251	—
Banchile Cía de Seguros de Vida S.A.	161	—	224	—	242	—
Entel PCS Telecomunicaciones S.A.	345	—	231	—	218	—
Centro de Compensación Automatizado S.A.	131	—	32	—	135	—
Asociación de Bancos e Instituciones Financieras	—	—	109	—	106	—
Hoteles Carrera S.A.	156	—	141	—	19	—
Línea Aérea Nacional Chile S.A.	—	107	—	109	—	108

Subtotal	7,865	107	7,510	109	8,674	108

Transactions between 1,000 and 5,000 UF:
Services expenses	341	—	265	—	269	—
Advisory	—	—	63	—	—	—
Rental income	—	—	—	50	—	—

Subtotal	341	—	328	50	269	—

Total	8,206	107	7,838	159	8,943	108

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

Chilean pesos as of December 31, 2004)

17. Fees and income from services and non-operating income and expenses

The Bank’s fees and income from services and non-operating income and expenses for the years ended December 31, 2002, 2003 and 2004 are summarized as follows:

	Years ended December 31,
	2002		2003		2004
	Income	Expenses	Income	Expenses	Income	Expenses
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Fees and income from services
Credit cards	12,412	(5,790)	15,053	(6,421)	18,470	(6,875)
Sight accounts and ATMs	12,282	(2,666)	15,678	(7,304)	17,570	(7,138)
Demand deposits and overdrafts	20,893	—	22,200	—	24,037	—
Credit lines	5,158	—	5,659	—	6,747	—
Mutual funds	13,619	(1,371)	15,029	(1,429)	20,446	(1,830)
Stock brokerage	4,162	(446)	10,160	(627)	12,858	(775)
Collection services	2,675	—	2,946	—	3,561	—
Receipts and payment of services	5,891	—	7,358	(7)	7,970	(10)
Collection of over-due loans	6,558	—	8,837	—	8,569	—
Income and revenue from goods received in lieu of payment	3,035	(1,774)	4,284	(1,796)	5,491	(1,617)
Letters of credit, guarantees, collaterals and other contingent loans	4,184	—	4,073	—	5,148	—
Insurance	7,032	(738)	10,752	(1,156)	14,408	(172)
Financial advisory services	1,977	—	5,484	—	4,632	—
Foreign trade and currency exchange	2,300	—	3,340	—	3,409	—
Prepaid loans	1,238	—	2,018	—	3,317	—
Leasing	1,727	(496)	1,678	(527)	1,625	(86)
Factoring	305	(4)	753	(3)	634	(50)
Custody and trust services	609	—	934	—	1,399	—
Sales force expenses	—	(8,767)	—	(11,135)	—	(11,193)
Teller services expenses	—	(2,834)	—	(3,252)	—	(3,388)
Cobranding expenses	—	(3,149)	—	(6,095)	—	(3,633)
Other	2,190	(1,479)	4,282	(2,515)	6,413	(3,095)

Total	108,247	(29,514)	140,518	(42,267)	166,704	(39,862)

Non-operating income and expenses
Rental income	2,766	—	2,427	—	2,356	—
Gains on sales of assets received in lieu of payment	856	—	1,314	—	843	—
Recoveries of expenses	540	—	533	—	583	—
Income from sale of fixed assets	537	—	540	—	297	—
Foreign trade income	45	—	6	—	146	—
Leasing income	10	—	1	—	75	—
Dividends received	10	—	20	—	56	—
Indemnity of sinesters	—	—	111	—	1	—
Charge-offs	—	(1,347)	—	(2,313)	—	(1,327)
Provision for recovered leased assets	—	(235)	—	(1,407)	—	(1,454)
Charge-offs assets received in lieu of payment	—	(8,582)	—	(7,540)	—	(8,219)
Tax expenses from previous years	—	—	—	—	—	(2,247)
Write-offs for frauds	—	—	—	(110)	—	(1,063)
Delivery services of bank products	—	(661)	—	(653)	—	(647)
Provision and charge-offs other assets	—	(20)	—	(677)	—	(408)
Expenses on charge-offs for leasing	—	(6)	—	(620)	—	(242)
Legal contingencies provision	—	(995)	—	(151)	—	(182)
Reversal of adjustments and interest from previous years	—	(36)	—	(695)	—	(124)
Cash losses	—	(146)	—	(129)	—	(82)
Advertising expenses	—	(59)	—	(45)	—	(53)
Charge-offs and provisions related to fixed assets	—	(3,016)	—	(127)	—	(43)
Charge-off obsolete materials	—	(289)	—	(329)	—	(1)
Charge-offs of transaction in process related to the merger	—	(2,087)	—	—	—	—
Amortization of negative goodwill	—	(11)	—	(55)	—	—
Other	1,371	(3,430)	477	(1,112)	464	(466)

Total	6,135	(20,920)	5,429	(15,963)	4,821	(16,558)

\BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2004)

18. Board of Directors Compensation

As agreed at the Shareholders Meeting, during 2003 and 2004 the Bank and its subsidiaries have paid, and charged to income, remunerations to the Directors:

	Remunerations		Fees for attending Board meetings		Fees for attending Committees and Subsidiary Board meetings		Travel expenses and other			Total
	2003	2004	2003	2004	2003	2004	2003	2004		2003	2004
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$		MCh$	MCh$
Name of Director
Segismundo Schulin-Zeuthen Serrano	83.1	115.9	39.0	40.1	157.1	153.0	19.6	5.0		298.8	314.0
Andrónico Luksic Craig	83.1	115.9	20.0	13.7	—	—	52.0	36.2		155.1	165.8
Jorge Awad Mehech	41.6	40.9	22.5	18.8	79.9	111.1	—	—		144.0	170.8
Jorge Díaz Vial	41.6	40.9	20.8	21.3	38.1	39.2	8.5	5.0		109.0	106.4
Edmundo Eluchans Urenda	41.6	40.9	18.1	19.6	37.3	46.0	—	—		97.0	106.5
Jacob Ergas Ergas	41.6	40.9	20.0	14.5	71.1	65.7	—	—		132.7	121.1
Guillermo Luksic Craig	41.6	40.9	13.0	11.9	11.2	12.8	—	—		65.8	65.6
Rodrigo Manubens Moltedo	41.6	40.9	22.5	19.6	124.6	131.7	—	146.1	*	188.7	338.3
Gonzalo Menéndez Duque	41.6	40.9	20.0	20.4	148.2	165.4	43.1	44.7		252.9	271.4
Máximo Pacheco Matte	41.6	40.9	19.1	18.7	48.5	6.0	—	—		109.2	65.6
Francisco Pérez Mackenna	41.6	40.9	19.1	19.6	47.6	60.6	—	—		108.3	121.1
Máximo Silva Bafalluy	41.6	40.9	22.5	21.3	50.3	66.5	—	—		114.4	128.7
Manuel Sobral Fraile	41.6	37.4	22.5	18.7	61.6	69.1	—	—		125.7	125.2
Thomas Fürst Freiwirth	—	3.5	—	2.6	—	3.5	—	—		—	9.6
Other subsidiaries directors	—	—	—	—	87.9	70.0	—	—		87.9	70.0

Total	623.8	681.7	279.1	260.8	963.4	1,000.6	123.2	237.0		1,989.5	2,180.1

*	Includes fees for consulting agreed upon by the Board of Directors of MCh$77.9.

19. Loan Loss Recoveries

	Years ended December 31,
	2002	2003	2004
	MCh$	MCh$	MCh$
Loan portfolio previously charged-off	11,591	25,228	28,359
Loans reacquired from Central Bank	743	798	5,377

Total	12,334	26,026	33,736

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

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2004)

20. Foreign Currency Position

The consolidated balance sheets include assets and liabilities denominated in foreign currencies, which have been translated to Chilean pesos at the Observed Exchange Rates as of December 31, 2003 and 2004 and assets and liabilities denominated in Chilean pesos but that contain repayment terms linked to changes in foreign currency exchange rates, detailed below:

	As of December 31, 2003			As of December 31, 2004
	Payable in Foreign Currency	Payable in Chilean Pesos	Total	Payable in Foreign Currency	Payable in Chilean Pesos	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
ASSETS
Cash and due from banks	176,895	—	176,895	185,058	—	185,058
Loans	764,897	30,170	795,067	764,563	20,797	785,360
Contingent loans	210,254	—	210,254	221,912	—	221,912
Interbank loans	4,840	—	4,840	1,153	—	1,153
Financial investments	423,049	436,182	859,231	502,819	213,363	716,182
Leasing contracts	—	34,317	34,317	—	30,649	30,649
Other assets	263,093	—	263,093	304,406	—	304,406

Total assets	1,843,028	500,669	2,343,697	1,979,911	264,809	2,244,720

LIABILITIES
Deposits	1,145,352	1,094	1,146,446	1,187,144	173	1,187,317
Contingent liabilities	211,120	—	211,120	223,984	—	223,984
Borrowings from domestic financial institutions	15,159	—	15,159	21,789	—	21,789
Foreign borrowings	735,869	—	735,869	595,511	—	595,511
Other liabilities	211,706	123	211,829	179,501	77	179,578

Total liabilities	2,319,206	1,217	2,320,423	2,207,929	250	2,208,179

NET (LIABILITIES) ASSETS	(476,178)	499,452	23,274	(228,018)	264,559	36,541

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2004)

21. Income Taxes

The Bank has recorded the effects of deferred taxes on its consolidated financial statements in accordance with Technical Bulletin No.60 and the related amendments thereto issued by the Chilean Association of Accountants.

As described in these accounting standards, beginning January 1, 1999, the Bank recognized the consolidated tax effects generated by the temporary differences between financial and tax values of assets and liabilities. At the same date, the net deferred tax determined was completely offset against a net “complementary” account. Such complementary deferred tax balances are being amortized over the estimated reversal periods corresponding to the underlying temporary differences as of January 1, 1999. The net balance to be amortized as of December 31, 2003 was MCh$(479), and as of December 31, 2004 was MCh$0. Deferred tax asset and liability amounts are presented on the balance sheet net of the related unamortized complementary account balances in the balance sheet. The corresponding movements and effects are as follows:

	Balance as of December 31, 2003 (1)	2004 Amortizations	2004 Deferred taxes	Balance as of December 31, 2004
	MCh$	MCh$	MCh$	MCh$
Deferred tax assets

Allowances for loan losses	23,453	—	4,243	27,696
Obligations with repurchase agreements	42,075	—	(31,507)	10,568
Leasing equipment	8,517	—	(947)	7,570
Assets at market value	1,829	—	942	2,771
Personnel provisions	1,524	—	552	2,076
Staff vacations	1,512	—	153	1,665
Accrued interests and readjustments from risky loan portfolio	1,936	—	(844)	1,092
Accruals interest and readjustments from past due loans	807	—	7	814
Staff severance indemnities	680	—	27	707
Charge-offs from financial investment	332	—	(266)	66
Other adjustments	9,325	—	399	9,724

Total	91,990	—	(27,241)	64,749
Complementary account balance	(526)	526	—	—

Net assets	91,464			64,749

Deferred tax liabilities

Investments with repurchase agreements	41,563	—	(31,153)	10,410
Depreciation and price-level restatement of fixed assets	5,307	—	(397)	4,910
Transitory assets	1,112	—	669	1,781
Other adjustments	1,260	—	538	1,798

Total	49,242	—	(30,343)	18,899
Complementary account balance	(993)	993	—	—

Net liabilities	48,249			18,899

(1)	For presentation purposes, deferred income tax balances as of December 31, 2003 are presented on a historical basis. For comparison purposes, price-level restated amounts for 2003 correspond to MCh$ 93,751 for net deferred tax assets and MCh$ 49,455 for net deferred tax liabilities.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2004)

21. Income Taxes (continued)

“Income taxes” as presented in the Consolidated Statements of Income for the years ended December 31, 2002, 2003 and 2004 are summarized as follows:

	Years ended December 31,
	2002	2003	2004
	MCh$	MCh$	MCh$
Current income tax provision	(8,580)	(17,378)	(20,216)
Amortization of complementary accounts	2,315	1,302	(467)
Deferred tax effect for the year	8,491	1,942	3,102
Deferred taxes from previous year	2,830	—	—
Income tax (reassessment of previous year)	(3,349)	—	—
Non-deductible expenses Art. 21	(443)	(694)	(768)
Tax benefit related to absorption of tax losses carry forwards	(70)	578	—

Income taxes benefit (expense)	1,194	(14,250)	(18,349)

22. Commitments and contingencies

(a) Legal contingencies

In the ordinary course of business, the Bank and its subsidiaries act as defendant or co-defendant in various litigation matters. Although there can be no assurances, the Bank’s management believes, based on information currently available, that the ultimate resolution of these legal proceedings are not likely to have a material adverse effect on its results of operations, financial condition, or liquidity. The Bank has established provisions for legal contingencies in the amount of MCh$775 and MCh$925 as of December 31, 2003 and 2004, respectively.

(b) Commitments

The Bank is party to transactions with off-balance sheet risk in the normal course of its business, which exposes the Bank to credit risk in addition to amounts recognized in the consolidated financial statements. These transactions include commitments to extend credit not otherwise accounted for as contingent loans, such as overdrafts and credit card lines of credit. Such commitments are agreements to lend to a customer at a future date, subject to compliance with the contractual terms. Since a substantial portion of these commitments is expected to expire without being drawn on, the total commitment amounts do not necessarily represent actual future cash requirements of the Bank. The amounts of these loan commitments are MCh$593,001 and MCh$909,217 and the amounts of subscribed leasing contracts are MCh$41,195 and MCh$55,537 as of December 31, 2003 and 2004, respectively.

(c) Other contingencies

The Office of the Comptroller of the Currency (OCC) is conducting a targeted examination of the New York Branch of Banco de Chile to determine the Bank’s compliance with U.S. Bank Secrecy Act and anti-money laundering requirements with respect to certain accounts of the New York Branch. The Federal Reserve Bank of Atlanta is also conducting a targeted examination with respect to certain accounts of the Bank’s Miami Branch. The Bank is cooperating fully with these examinations. In connection with its examination, the OCC has designated the New York Branch to be in such a condition that it must obtain prior approval from the OCC before making new appointments of certain senior executive officers. The ongoing examinations are likely to result in additional supervisory actions by the OCC and the Federal Reserve Bank of Atlanta, which could include operating restrictions and the assessment of monetary penalties, although the extent of such actions cannot be determined at this time (see note 27 (a)).

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2004)

23. Fiduciary Activities

The following items are recorded in memorandum accounts by the Bank and represent fiduciary safekeeping and custody services:

	As of December 31,
	2003	2004
	MCh$	MCh$
Securities held in safe custody	2,837,147	3,046,038
Amounts to be collected on behalf of domestic third parties	192,668	273,994
Amounts to be collected on behalf of foreign third parties	339,535	359,152
Administration of assets	38	—

Total fiduciary activities	3,369,388	3,679,184

24. Concentrations of Credit Risk

Concentrations of credit risk (whether on or off-balance sheet) arising from financial instruments exist in relation to certain groups of customers. A group concentration arises when a number of parties have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions. The Bank does not have a significant exposure to any individual customer or counterparty.

Counterparty risk

The Bank maintains a series of deposits, investments purchased under agreements to resell, forward contract agreements and other financial instruments with institutions in the Chilean banking sector. The principal counterparties within the Chilean banking sector, excluding the Central Bank, and the Bank’s related exposure to credit risk, as of December 31, 2003 and 2004 are as follows:

	Credit Risk As of December 31,
	2003	2004
	MCh$	MCh$
Bank
Banco Santander - Chile	25,394	17,019
Banco Bice	8,221	8,566
BBVA Banco Bhif	10,821	3,330
Banco Security	151	3,105
Banco del Estado de Chile	61,245	1,757
Banco de Crédito e Inversiones	21,432	1,568
BankBoston N.A.	330	1,192
Scotiabank Sud Americano	108	1,108
Corpbanca	—	856
Citibank N.A.	70	704
JP Morgan Chase Bank	364	660
ABN Amro Bank (Chile)	1,827	561
Deutsche Bank (Chile)	—	88
Banco Falabella	—	65
Banco Internacional	68	57
Banco Monex	—	44
Banco Ripley	—	38

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

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2004)

25. Sales and Purchases of Loans

From time to time, the Bank does sell and purchase loans based on specific requirements from customers. During the years ended December 31, 2002, 2003 and 2004, the Bank sold loans totaling MCh$11,949, MCh$15,668 and MCh$64,407, respectively, however, the Bank does not originate loans for future sale. The Bank did not retain servicing or any other interest in the loans sold or retains any risks in the event of non-collection by the purchaser. During the year ended December 31, 2004, the Bank purchased loans amounting to MCh$4,908. During prior years the Bank did not purchased loans. Any gains or losses on such transactions are recognized in results of operations at the time of the transactions.

The aggregate gains on sales of loans were MCh$88, MCh$ 410 and MCh$9,924 for the years ended December 31, 2002, 2003 and 2004, respectively.

26. Maturity of Assets and Liabilities

The maturity dates of assets and liabilities are shown in the following table including accrued interest as of December 31, 2004.

	As of December 31, 2004
	Due within 1 year	Due after 1 year but within 3 years	Due after 3 years but within 6 years	Due after 6 years	Total 2004	Total 2003
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
ASSETS
Loans (1)	2,996,428	1,136,156	878,271	1,222,926	6,233,781	5,848,691
Securities (2)	1,601,449	5,731	—	—	1,607,180	1,963,896

Total	4,597,877	1,141,887	878,271	1,222,926	7,840,961	7,812,587

LIABILITIES
Deposit and other obligations (3)	3,296,296	224,033	1,020	—	3,521,349	3,344,337
Mortgage finance bonds	79,647	142,559	203,348	363,334	788,888	1,039,813
Bonds	56,013	97,076	118,537	176,193	447,819	281,182
Chilean Central Bank borrowings:
Central Bank credit lines for renegotiations of loans	1,930	—	—	—	1,930	3,049
Other Central Bank borrowings	107,643	—	—	—	107,643	25,529
Borrowings from domestic financial institutions	26,399	—	—	—	26,399	51,129
Foreign borrowings	556,312	39,236	—	—	595,548	735,918
Other obligations	35,154	3,382	4,706	1,605	44,847	61,090

Total	4,159,394	506,286	327,611	541,132	5,534,423	5,542,047

(1)	Excludes contingent loans, overdue loans (1-89 days) and past due loans (90 days or more).

(2)	Excludes unrealized losses on permanent financial investments included in equity of MCh$336 and MCh$93 for the years ended December 31, 2003 and 2004 respectively. In accordance with Superintendency of Banks trading investments are classified as due within 1 year.

(3)	Excludes demand deposit accounts, saving accounts, investments sold under agreements to repurchase and contingent liabilities.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2004)

27. Subsequent Events

(a)	Cease and Desist Order

Banco de Chile has agreed with the Office of the Comptroller of the Currency (OCC), and separately with the Board of Governors of the Federal Reserve System (FED), that as part of their targeted examinations being conducted on the Bank’s New York and Miami branches, respectively, enforcement actions called “Consent Order” and “Cease and Desist Order Upon Consent” be issued, both effective on February 1st, 2005, by virtue of which the Bank and its respective branches have committed to take various steps set forth therein, principally in the areas of compliance with the U.S. Bank Secrecy Act and anti–money laundering laws.

(b)	At the Ordinary Shareholders meeting of the Bank, held on March 17, 2005, the Board of Directors was renewed, due to the end of the legal and statutory three year period. It was also agreed to designate Alternate Directors.

The following persons were appointed as Directors for a three year term:

Directors:	Jorge Awad Mehech Serrano
Fernando Cañas Berkowitz
Jacob Ergas Ergas
Thomas Fürst Freiwirth
Andrónico Luksic Craig
Guillermo Luksic Craig
Rodrigo Manubens Moltedo
Gonzalo Menéndez Duque
Máximo Pacheco Matte
Francisco Pérez Mackenna
Segismundo Schulin-Zeuthen Serrano

Alternate Directors:	Edmundo Eluchans Urenda
Jorge Ergas Heymann

After the aforesaid Ordinary Shareholders meeting, the Board of Directors agreed to make the following appointments:

Chairman of the Board:	Fernando Cañas Berkowitz
Vice-chairman of the Board:	Andrónico Luksic Craig

Advisers to the Board:	Jorge Díaz Vial
Francisco Garcés Garrido
Máximo Silva Bafalluy

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2004)

27. Subsequent Events (continued)

(c)	At the Board Meeting No. 2596, held on March 24, 2005, it was agreed to begin the process to sell the shares acquired under the Repurchase Program approved at the Shareholders meeting held on March 20, 2003. By virtue of such repurchase program 1,701,994,590 shares equivalent to 2.50% of the issued shares, were acquired on April 26, 2004, at Ch$31 per share, equal to 0.001839 Unidades de Fomento each.

Resolution No. 1065-03-030529 of the Chilean Central Bank, dated May 29, 2003, ordered that the Central Bank must be asked to appraise the shares acquired under the Program for the purpose of transferring the same.

On May 5, 2005, the Chilean Central Bank adopted resolution No. 1194-01-050505, in which it resolved to appraise the shares of its own common stock acquired by Banco de Chile in accordance with the aforementioned program, in Ch$35.10, equivalent to 0.002031 Unidades de Fomento.

At the Board Meeting No. 2,599, held May 12, 2005, the Banco de Chile Board of Directors acknowledged the appraisal by the Chilean Central Bank and agreed to make a preemptive offer of 968,822,755 shares, that is, 56.92% of the shares acquired under the aforesaid Repurchase Program, to all shareholders in Banco de Chile and in Sociedad Matriz del Banco de Chile S.A. at the rate of 0.02564 of a share for each share in any series registered in the respective shareholders registries as of May 16, 2005. This preemptive offer will be valid from May 24, 2005 through June 22, 2005.

A special offering period valid for thirty days starting June 23, 2005 will be set to offer the remaining 733,171,835 Banco de Chile shares, equal to 43.08% of all shares acquired under the Repurchase Program, at the same price equivalent to 0.002031 Unidades de Fomento. This offering, corresponding to the preemptive right of purchase of the shareholder SAOS S.A., may be exercised by the shareholders of series A, B and D of Sociedad Matriz del Banco de Chile S.A.

(d)	Other:

In the opinion of Bank’s Management, as of the date in which these consolidated financial statements were issued there are no other significant subsequent events that affect or that could affect the consolidated financial statements of the Bank and its subsidiaries as of December 31, 2004.

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

References below to “SFAS” are to United States Statements of Financial Accounting Standards. Pursuant to Chilean GAAP, the Bank’s financial statements recognize certain effects of inflation. In addition, the Bank translates the accounting records of its branch in New York, USA, its agency in Miami, USA and its subsidiary Banchile Trade Services Limited in Hong Kong to Chilean pesos from US dollars in accordance with guidelines established by the Superintendency of Banks, which are consistent with Technical Bulletin Nº64, “Accounting for investments Abroad”, issued by the Chilean Association of Accountants. In the opinion of the Bank, this foreign currency translation methodology forms part of the comprehensive basis of preparation of price-level adjusted financial statements required by Chilean GAAP. Inclusion of inflation and the effects of translation in the accompanying consolidated financial statements under the Chilean accounting standards in the financial statements is considered appropriate under the inflationary conditions that have historically affected the Chilean economy even though the cumulative inflation rate for the last three years does not exceed 100% and, accordingly have not been eliminated in the reconciliation to U.S. GAAP included under paragraph (s) below.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2004)

28. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(a) Push Down Accounting

Under Chilean GAAP, the merger on January 1, 2002 between Banco de Chile and Banco de A. Edwards (the “Predecessor Banks”) was accounted for as a “pooling of interests” on a prospective basis. As such, the historical financial statements for periods prior to the merger were not restated and Banco de Chile was considered to be the continuing entity for legal and accounting purposes. Under U.S. GAAP, the merger of the two banks was accounted for as a merger of entities under common control, as LQ Inversiones Financieras, a holding company beneficially owned by Quiñenco, controlled both Banco de Chile and Banco de A. Edwards since March 27, 2001.

Under U.S. GAAP, when accounting for a merger of entities under common control, the book values of the merging entities that are held in the books of the common parent must be pushed down to the merged entity. This means that goodwill previously created in the books of Quiñenco, the transferring entity, at the time that it acquired each bank and also any fair value differences created from those purchases must be included in the U.S. GAAP accounting records of the Bank. In practice this means that the goodwill and fair value adjustments created from Quiñenco’s purchases of Banco de A. Edwards during September and October, 1999 and from Quiñenco’s purchases of Banco de Chile made during 1999, 2000 and March 2001 are pushed down to the merged entity. As this treatment does not apply in Chilean GAAP, there is a significant difference in the asset and liability bases under each body of accounting principles.

Quiñenco acquired Banco de A. Edwards, through step acquisitions between September 2, 1999 and October 26, 1999. There were no additional share transactions between 1999 and the date of the merger. Similarly, Quiñenco acquired Banco de Chile through step acquisitions between October 1999 and March 27, 2001.

Under U.S. GAAP, acquisitions that are accounted for using the purchase method of accounting result in the identifiable assets and liabilities of the acquired bank being adjusted to their fair values in the consolidated financial statements of the acquirer. Adjustments to assets acquired and liabilities assumed to fair value and recording the fair values of unrecognized intangible assets are generically referred to as purchase accounting adjustments. As a result of its acquisitions of Banco de Chile and Banco de A. Edwards, Quiñenco recorded purchase accounting adjustments to reflect differences related to:

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

Chilean pesos as of December 31, 2004)

28. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(a) Push Down Accounting (continued)

Such purchase accounting adjustments and goodwill and any equity method investments or equity participation in the results of operations of the acquired banks recorded by the common parent, must be recorded in the U.S. GAAP accounting records of the Bank. The effects of accounting for the push down of these purchase accounting adjustments, goodwill and any equity participation in the results of operations of the acquired banks into the accounting records of the Bank and their subsequent effects on net income is included in paragraph (s), below.

(b) Acquisition of Banco de A. Edwards

Under U.S. GAAP, to the extent that the Predecessor Banks were under common control, the assets and liabilities of Banco de A. Edwards were transferred into Banco de Chile using the U.S. GAAP carrying values of such assets and liabilities included in the records of the common parent. However, as Quiñenco only owned 51.18% of Banco de A. Edwards at the time of the merger, to the extent that the minority interest of Banco de A. Edwards was acquired through the issuance of Banco de Chile shares, Banco de Chile was considered the acquirer.

Therefore, Banco de Chile calculated goodwill based on the difference between the purchase price (i.e. the market value of the shares issued by Banco de Chile) and the fair value of the proportion of assets and liabilities acquired at the date of the merger. As part of this process, under U.S. GAAP, Banco de Chile was also required to value the interest acquired of previously unrecorded intangible assets, such as the Banco de Edwards brand name and core deposit intangibles, and to include these assets in the financial records of the Bank. Such assets were not required to be recorded under existing Chilean GAAP at that time.

As a consequence of the merger between Banco de Chile and Banco de A. Edwards, Banco de Chile issued 23,147,126,425 shares in exchange for all the outstanding common shares of Banco de A. Edwards using an exchange ratio of 3.135826295 Banco de Chile shares for each Banco de A. Edwards share. Under U.S. GAAP Banco de Chile was considered to have acquired 48.82% of the outstanding shares in Banco de A. Edwards, which corresponded to those shares that Quiñenco did not own as of that date. The acquisition of these shares has been accounted for using purchase accounting as described in the preceding paragraph. The consideration paid has been determined using an average of the market value of the publicly traded Banco de Chile shares, which at January 1, 2002 was Ch$ 25.11017 (historical Chilean pesos) per share, plus merger expenses.

Under U.S. GAAP, purchase allocation of the 48.82% participation acquired from shareholders other than Quiñenco and its subsidiaries as of January 1, 2002 was as follows:

MCh$
Net book value of Banco de A. Edwards	124,610
Incremental fair value of identified intangible assets (1)(2)	32,245
Fair value decrement of identified net assets acquired	(46,497)

Fair value of Banco de A. Edwards	110,358

Purchase price
Market value of Banco de Chile shares issued	(302,572)
Direct costs of acquisition	(1,216)

Goodwill	(193,430)

(1)	Core deposit intangibles resulting from the acquisition amounted to MCh$28,715 and is being amortized over the estimated run-off period by product of the acquired customer base at the date of purchase.

(2)	Brand name intangibles resulting from the acquisition amounted to MCh$3,530 and is being amortized over 10 years.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2004)

28. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(b) Acquisition of Banco de A. Edwards (continued)

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition.

As of January 1, 2002
MCh$
Cash and due from banks	126,979
Financial investments	187,612
Loans, net	1,088,046
Intangibles	32,245
Other	87,150

Total assets acquired	1,522,032

Deposits	862,991
Other interest bearing liabilities	473,468
Other liabilities	75,215

Total liabilities assumed	1,411,674

Net assets acquired	110,358

Of the MCh$32,245 of acquired intangible assets, MCh$28,715 was assigned to core deposits subject to amortization (using an estimated rate that the bank’s customers are expected to leave the bank in future years, based on a historical analyses performed by the Bank), and MCh$3,530 has been assigned to a registered trademark that is being amortized over a 10 year useful life.

The Bank does not amortize goodwill related to the acquisition of Banco de A. Edwards, following the provisions of SFAS No. 142, as described in paragraph (c) below.

(c) Amortization of Goodwill and Intangible Assets

The Bank adopted Statement of Financial Accounting Standard No. 142, “Goodwill and Other Intangible Assets”, (“SFAS 142”) as of January 1, 2002. SFAS 142 applies to all goodwill and identified intangible assets acquired in a business combination. Under this standard, beginning January 1, 2002, all goodwill, including that acquired before initial application of the standard, and indefinite-lived intangible assets are not amortized, but must be tested for impairment at least annually.

The Bank has performed the annual impairment test of goodwill required by the standard, which did not result in any impairment. Under Chilean GAAP, the Bank does not present any goodwill as of December 31, 2004. Under U.S. GAAP, the carrying value of goodwill, net of accumulated amortization, related to the push-down of goodwill from Quiñenco and the acquisitions of Banco de A. Edwards and Leasing Andino, described in paragraphs (a), (b) and (p) to this note, respectively, were MCh$370,542, MCh$193,430 and MCh$1,919, respectively.

The table below presents the allocation of the total carrying value of goodwill by segments of the Bank:

Business Segments	MCh$
Large Corporate	212,276
Middle Market	120,919
Retail Banking	158,281
International Banking	39,987
Treasury	10,891
Subsidiaries	23,537

Total goodwill	565,891

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2004)

28. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(d) Loan Origination Commissions and Fees

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

(e) Deferred Income taxes

Under Chilean GAAP, prior to 1999, the Bank did not record the effects of deferred income taxes. Effective January 1, 1999, and in accordance with the new accounting standard under Chilean GAAP, the Bank was required to record the effects of deferred tax assets and liabilities based on the liability method, with deferred tax assets and liabilities established for temporary differences between the financial reporting basis and the tax basis of the Bank’s assets and liabilities at enacted tax rates expected to be in effect when such amounts are realized. As a transitional provision to reduce the impact of adoption of this standard, the banks were permitted to record a contra (“complementary”) asset or liability as of the date of implementation of the new accounting standard, January 1, 1999, related to the effects of deferred income taxes from prior years.

These complementary assets and liabilities are to be amortized over the estimated period of reversal of the temporary differences that generate the future income tax asset or liability. Such period ended as of December 31, 2004.

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

Additional disclosures required under SFAS No. 109 are further described in paragraph (v) below.

(f) Investments in other companies

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

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2004)

28. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(g) Repurchase agreements

The Bank enters into repurchase agreements as a source of financing. In this regard, under Chilean GAAP the Bank’s investments that have been sold subject to repurchase agreements are reclassified from their investment category to investment collateral under agreements to repurchase. Under U.S. GAAP, no such reclassification is made since, in substance, the investment securities serve only as collateral on the borrowing. For purposes of the Article 9 consolidated balance sheets included in paragraph (u) below, investments that collateralize such borrowings are shown as trading investments.

(h) Interest income recognition on non-accrual loans

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

(i) Contingent assets and liabilities

Under Chilean GAAP the Bank recognizes rights and obligations with respect to contingent loans as contingent assets and liabilities. Under U.S. GAAP, such contingent amounts are not recognized on the balance sheet. If U.S. GAAP had been followed, the total assets and liabilities of the Bank would have been lower by MCh$419,879 and MCh$530,901 as of December 31, 2003 and 2004, respectively. This reclassification is included in the Article 9 consolidated financial statements in paragraph (u) below.

Within contingent assets and liabilities the Bank includes financial guarantees. For guarantees, in accordance to FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”), a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. Under Chilean GAAP, the Bank recognizes a liability which approximates fair value of the obligation related to guarantees. The required FIN 45 disclosures have been incorporated into paragraph (ab), below.

(j) Allowance for loan losses

The determination of the allowance for loan losses and disclosure requirements under U.S. GAAP differs from that under Chilean GAAP in the following respects:

1) Allowance for loan losses

Under Chilean GAAP, the allowance for loan losses is calculated according to specific guidelines set out by the rules of the Superintendency of Banks, as described in Note 1 (l).

\BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2004)

28. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(j) Allowance for loan losses (continued)

Under U.S. GAAP allowances for loan losses should be in amounts adequate to cover inherent losses in the loan portfolio at the respective balance sheet dates. The Bank has estimated its required reserve under U.S. GAAP in the following manner:

•	Allowances for commercial loans and leasing operations classified in loan risk category A1, A2, A3 and B (A and B under regulations in effect until January 1, 2004), which were not considered impaired under Statement of Financial Accounting Standard No. 114, “Accounting by Creditors for Impairment of a Loan” (“SFAS No. 114”), were analyzed and adjusted, if necessary, to reflect the estimated losses not identified based on individual credit analysis. The estimations were performed using historical loan data, in order to estimate the inherent losses in the Bank’s loan portfolio, using patterns and trends based upon historical changes in loan classifications (“migration analysis”).

•	In addition, specific allowances were determined for loans on the following basis:

i)	Commercial loans and leasing operations greater than UF 5,000 (approximately MCh$87), which were considered impaired in accordance with the criteria established by SFAS No. 114, were valued at the present value of the expected future cash flows discounted at the loan’s effective contractual interest rate, or at market rates in the case of those loans that were considered to be collateral dependent.

ii)	Allowances for commercial loans and leasing operations which were under UF 5,000 (approximately MCh$87) (i.e. those loans which were not considered in the above SFAS No. 114 analysis), were calculated using the weighted average loan provision, by loan classification, as determined in i).

iii)	Allowance for loan losses for mortgage and consumer loans were determined based on historical loan charge-offs, after considering the recoverability of the underlying collateral.

Based on the preceding estimation process the Bank computed its allowance for loan losses under U.S. GAAP, and compared this estimate with the reported allowance determined in accordance with the guidelines established by the Superintendency of Banks. The additional loan loss allowance (voluntary allowances under previous regulations) was deducted from the reserve requirements under U.S. GAAP to arrive at a cumulative U.S. GAAP adjustment, as follows:

	As of December 31,
	2003	2004
	MCh$	MCh$
U.S. GAAP loan loss reserve	154,242	115,789
Less: Chilean GAAP loan loss allowance as required by the Superintendency of Banks (1)	(162,867)	(153,742)
Chilean GAAP voluntary loan loss allowance	(21,071)	—

U.S. GAAP adjustment	(29,696)	(37,953)

(1)	A reclassification of MCh$(63) was made to the 2003 Chilean GAAP amounts in order to conform with the 2004 presentation.

The effects of adopting SFAS No. 114 are included in the reconciliation included in paragraph (s) below.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2004)

28. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(j) Allowance for loan losses (continued)

2) Recognition of income

As of December 31, 2002, 2003 and 2004 the recorded investment in loans for which impairment had been recognized in accordance with SFAS No.114 totaled MCh$426,551, MCh$331,087 and MCh$400,288, respectively, with a corresponding valuation allowance of MCh$165,635 MCh$125,431 and MCh$94,376, respectively. For the years ended December 31, 2002, 2003 and 2004 the average recorded investment in impaired loans was MCh$407,725, MCh$350,523 and MCh$504,604, respectively. For the years ended December 31, 2004, the Bank recognized interest on impaired loans MCh$ 39,001 (information related to prior periods is not available). Comparative information for the year ended December 31, 2002 is not available. The Bank recognizes interest on impaired loans on an accrual basis, except for past due loans for which the Bank recognizes interest on a cash basis, as described in paragraph (h) above. As of December 31, 2003 and 2004, the Bank had made provisions against all loans which it considered to be impaired.

3) Loan loss recoveries

Under U.S. GAAP recoveries of loans previously charged-off are added to the allowance when received; under Chilean GAAP such recoveries are recognized as other income.

The following presents an analysis under U.S. GAAP of the changes in the allowance for loan losses during the periods presented.

	2002	2003	2004
	MCh$	MCh$	MCh$
Allowance for loan losses in accordance with U.S. GAAP, as of January 1,	200,255	201,474	154,242
Price-level restatement (1)	(6,660)	(2,817)	(4,608)
Charge-offs	(114,856)	(98,535)	(99,100)
Loan loss recoveries	12,334	26,026	33,736
Allowances for loan losses established	135,747	29,585	33,076
Allowances for loan losses released	(25,346)	(1,491)	(1,557)

Balances as of December 31,	201,474	154,242	115,789

(1)	Reflects the effect of inflation and exchange rate changes of branches abroad on the allowance for loan losses under Chilean GAAP at the beginning of each period, adjusted to constant pesos of December 31, 2004.

4) Charge-offs

As discussed in Note 1 (l) of these financial statements, under Chilean GAAP the Bank charges-off loans when collection efforts have been exhausted. Under the rules and regulations established by the Superintendency of Banks, charge-offs must be made within the following maximum prescribed limits:

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

Chilean pesos as of December 31, 2004)

28. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(k) Mortgage Finance Bonds Issued by the Bank

Effective October 31, 2002 the Bank modified its accounting treatment of financial investments in mortgage finance bonds issued by the Bank in accordance with the instructions of the Superintendency of Banks, reducing from assets the amount recorded for mortgage finance bonds issued by the Bank, including a market value adjustment, and from liabilities, the respective mortgage finance bond obligation. Under U.S. GAAP, this accounting treatment would have been consistently applied.

The effects of this difference between Chilean and U.S. GAAP have been included in the reconciliation to U.S. GAAP in paragraph (s) below.

(l) Investment securities

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

Consequently, investments classified as permanent under Chilean GAAP are considered to be “available-for-sale” and all other investments are considered to be “trading”, with the exception of certain investments, maintained by the Bank’s branches in the United States of America, which are classified as “held-to-maturity”.

Under Chilean GAAP, securities maintained by the Bank’s branches abroad classified as “held-to-maturity” are stated at fair market value. Under U.S. GAAP, held-to-maturity investments are stated at amortized cost. The effect of eliminating the market value adjustment for these investments is included in the reconciliation of consolidated net income and shareholders’ equity in paragraph (s) below.

Investment securities maintained by the Bank’s subsidiaries are carried at the lower of price-level restated cost or market value and are classified as “trading” for U.S. GAAP purposes. The effect of the difference in the valuation criteria for these investments is not significant and therefore is not included in the reconciliation of consolidated net income and shareholder’s equity in paragraph (s) below.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2004)

28. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(l) Investment securities (continued)

(1) Under Chilean GAAP, the unrealized holdings gains (losses) related to investments classified as permanent have been included in Shareholders’ equity, which does not differ from the treatment of “available-for-sale” investments under U.S. GAAP.

The following are required disclosures for investments classified as available-for-sale in accordance with SFAS Nº115 and the presentation requirements of Article 9 (see paragraph (u) below), and have been prepared using amounts determined in accordance with U.S. GAAP.

Realized gains and losses are determined using the proceeds from sales less the cost of the investment identified to be sold. Gross gains and losses realized on the sale of available-for-sale securities for the year ended December 31, 2002, 2003 and 2004 are as follows:

	Years ended December 31,
	2002	2003	2004
	MCh$	MCh$	MCh$
Proceeds on sale of investments resulting in gains	71,293	11,352	1,444
Realized gains	1,542	5,578	26
Proceeds on sale of investments resulting in losses	58,106	3,465	—
Realized losses	2,071	150	—

The carrying value and market value of securities available-for-sale as of December 31, 2003 and 2004 are as follows:

	Years ended December 31,
	2003				2004
Available-for-sale Instruments:	Carrying Value	Gross Unrealized Gains	Gross Unrealized (Losses)	Estimated Fair Value	Carrying Value	Gross Unrealized Gains	Gross Unrealized (Losses)	Estimated Fair Value
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Foreign private sector debt securities	—	—	—	—	9,585	—	—	9,585
U.S. Government debt securities	12,251	4	—	12,255	11,182	2	—	11,184
Credit linked investments	—	—	—	—	—	—	—	—
Chilean private sector debt securities	8,852	328	—	9,180	6,455	93	—	6,548

Total	21,103	332	—	21,435	27,222	95	—	27,317

The contractual maturities of securities, classified by the Bank as available-for-sale, are as follows:

	As of December 31, 2004
Available-for-sale Instruments:	Within one year	After one year but within five years	After five years but within 10 years	Total
	MCh$	MCh$	MCh$	MCh$

U.S. Government debt securities	11,184	—	—	11,184
Chilean private sector debt securities	4,731	1,817	—	6,548
Foreign private sector debt securities	5,606	3,979	—	9,585

Estimated fair value	21,521	5,796	—	27,317

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2004)

28. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(l) Investment securities (continued)

(2) The following disclosures are required for investments classified as held-to-maturity in accordance with SFAS No. 115:

	Years ended December 31,
	2003			2004
	Amortized Cost	Unrealized Gains	Estimated Fair Value	Amortized Cost	Unrealized Losses	Estimated Fair Value
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Held-to-maturity Instruments:
U.S. Government debt securities	21,542	4	21,546	16,819	(2)	16,817

Total	21,542	4	21,546	16,819	(2)	16,817

The contractual maturities of securities classified by the Bank as held-to-maturity are as follows:

	As of December 31, 2004
	Within one year	After one year but within five years	After five years	Total
	MCh$	MCh$	MCh$	MCh$
Held-to-maturity Instruments:
U.S. Government debt securities	16,817	—	—	16,817

Estimated fair value	16,817	—	—	16,817

(3) Under U.S. GAAP, the Bank is required to disclose the amounts of unrealized holding gains and losses included in income on securities classified as trading. For the years ended December 31, 2002, 2003 and 2004, the Bank recognized in income unrealized holding gains (losses) of MCh$11,123 MCh$(10,483) and MCh$(675) respectively, on these securities.

The Bank evaluates all securities for declines in value that are considered other than temporary (“permanent impairment”). The Bank will charge-off to earnings any amounts which are deemed to be a permanent impairment of the value of that security.

(m) Derivatives

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

Chilean pesos as of December 31, 2004)

28. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(m) Derivatives (continued)

As explained in Note 1 (e), under Chilean GAAP the Bank accounts for forward contracts between foreign currencies and U.S. dollars and forwards contracts between the U.S. dollar and the Chilean peso or the U.F. are valued at the closing spot exchange rate of each balance sheet date, with the initial discount or premium being amortized over the life of the contract in accordance with Chilean hedge accounting criteria. The losses recognized in income associated with these contracts for the years ended December 31, 2002, 2003 and 2004 were MCh$25,186, MCh$36,270 and MCh$23,265, respectively. The Bank’s interest rate swap agreements are treated as off-balance-sheet financial instruments and the net interest effect, which corresponds to the difference between interest income and interest expense arising from such agreements, is recorded in net income in the period that such differences originate, except for interest rate and cross currency swaps designated as a hedge of the foreign investment portfolio, which are recorded at their estimated fair market values.

Under U.S. GAAP, the Bank applies SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, as amended by SFAS No.138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities” and SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities” (collectively “SFAS 133”), which established comprehensive accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and hedging activities. The Standard required that all derivative instruments be recorded in the balance sheet at fair value. However, the accounting for changes in fair value of the derivative instrument depends on whether the derivative instrument qualifies as a hedge. The standards also require formal documentation procedures for hedging relationships and effectiveness testing when hedge accounting is to be applied. If the derivative instrument does not qualify as a hedge, changes in fair value are reported in earnings when they occur. If the derivative instrument qualifies as a hedge, the accounting treatment varies based on the type of risk being hedged.

Under U.S. GAAP, the Bank records its entire portfolio of swap agreements at their estimated fair value and forward contracts between the U.S. dollar and the Chilean peso or UF at the fair value based on the forward exchange rate.

While the Bank enters into derivatives for the purpose of mitigating its global interest and foreign currency risks, these operations do not meet the strict documentation requirements to qualify for hedge accounting under U.S. GAAP, except for certain swaps and option contracts which at December 31, 2004 had been designated by the Bank’s U.S. branches as fair value hedges. At December 31, 2003, the branches abroad did not designate any derivatives as hedges. Changes in the fair values of all derivative instruments are reported in earnings when they occur.

Current Chilean accounting rules do not consider the existence of derivative instruments embedded in other contracts and therefore they are not reflected in the financial statements. For U.S. GAAP purposes, certain implicit or explicit terms included in host contracts that affect some or all of the cash flows or the value of other exchanges required by the contract in a manner similar to a derivative instrument, must be separated from the host contract and accounted for at fair value. The Bank separately measures embedded derivatives as freestanding derivative instruments at their estimated fair values recognizing changes in earnings when they occur. Currently the only host contracts and instruments that the Bank has, which have implicit or explicit terms that must be separately accounted for at fair value, are credit linked investments and service type contracts related to computer and other services agreements. The effect of accounting for embedded derivatives is not material to the Bank’s financial position and results of its operations.

The effects of the differences in accounting for derivative instruments between Chilean and U.S. GAAP on the consolidated net income and shareholders’ equity of the Bank are included in paragraph (s) below.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2004)

28. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(n) Mandatory dividend

As required by the Chilean General Banking Law, unless otherwise decided by a two-thirds vote of its issued and subscribed shares, the Bank must distribute a cash dividend in an amount equal to at least 30% of its net income for each year as determined in accordance with Chilean GAAP, unless and except to the extent the Bank has unabsorbed prior year losses.

Since the payment of these dividends is a legal requirement in Chile, an accrual for U.S. GAAP purposes is made to recognize the corresponding decrease in equity at each balance sheet date. The Bank’s liabilities would have been greater by MCh$40,145 and MCh$45,788 as of December 31, 2003 and 2004, respectively, under U.S. GAAP. The effects of these adjustments on the shareholders’ equity of the Bank are included in paragraph (s) below.

(o) Assets received in lieu of payment

Under Chilean GAAP, assets received in lieu of payment are carried at cost and have been restated for price-level changes, less a global valuation allowance if the total of the market value of those assets is lower than the carrying amount. Market value is determined based on appraiser valuations, as required by the Superintendency of Banks. If the asset is not sold within one year, then recorded asset amounts must be written-off on at least a straight-line basis over the following 12-month period.

Under U.S. GAAP, assets received in lieu of payment are initially recorded at fair value less any estimated costs to sell at the date of foreclosure, on an individual asset basis. The effect of recording these assets in accordance with U.S. GAAP is included in the reconciliation of consolidated net income and shareholders’ equity in paragraph (s) below.

(p) Acquisition of Leasing Andino

On April 23, 1999, the Bank and its subsidiary Banchile Asesorías Financieras S.A. acquired the remaining 35% of shares of Leasing Andino that it did not already own from Orix Corporation for MCh$14,262. Under Chilean GAAP, the Bank recorded goodwill in the amount of MCh$1,254 based on the differences between the investment purchase price and the amount of the underlying equity in the carrying value of the investee’s net assets. As permitted by Chilean GAAP, goodwill can be amortized on an accelerated basis to the extent of the Bank’s net income. Accordingly the Bank completely amortized the goodwill recorded as a result of this transaction during the year ended December 31, 1999.

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

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2004)

28. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(q) Staff severance indemnities

The provision for staff severance indemnities, included in the account “Other Liabilities” (see Note 10), relates to a benefit payable to a defined number of employees, upon their retirement from the Bank, conditional upon having completed 30 years of continuous service. The Bank makes indemnity payments upon termination of the applicable employees, and has not set aside assets to fund its benefit obligation. Under Chilean GAAP, the corresponding liability is calculated by discounting the benefit accrued using real interest rates, as described in Note 1 (o), considering current salary levels of all employees eligible under the plan and the estimated average remaining service period. Under U.S. GAAP the corresponding liability is recorded using the shutdown method, consistent with the accounting criteria applied by its parent company, Quiñenco.

The effects of accounting for termination indemnity benefits under U.S. GAAP have been presented in paragraph (s), below.

(r) Merger expenses

During 2001, under Chilean GAAP, the Bank recorded certain expenses related to the merger with Banco de A. Edwards representing primarily severance costs and professional expenses. Under U.S. GAAP, such expenses would be deferred until the effective date of the merger. The effect of this difference has been presented in paragraph (s), below.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2004)

28. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(s) Summary of Income Statement and Shareholders’ Equity differences

The following is a reconciliation of consolidated net income under Chilean GAAP to the corresponding U.S. GAAP amounts:

	Years ended December 31,
	2002	2003	2004	2004
	MCh$	MCh$	MCh$	ThUS$
Net income in accordance with Chilean GAAP	54,490	133,817	152,628	272,633
U.S. GAAP adjustments:
Push Down accounting (Note 28(a))
Fair value of intangibles	(15,152)	(13,249)	(12,110)	(21,632)
Fair value of loans	(1,345)	(1,273)	(1,502)	(2,683)
Fair value of staff severance indemnities	4,410	—	—	—
Fair value of premises	(229)	(229)	(227)	(405)
Fair value of other	(59)	18	(74)	(132)
Acquisition of Banco Edwards (Note 28(b))
Fair value of intangibles	(6,164)	(4,737)	(3,803)	(6,793)
Fair value of loans	11,727	1,131	800	1,429
Fair value of other interest bearing liabilities	12,819	4,468	4,324	7,724
Fair value of deposits	(28,533)	(243)	(25)	(45)
Fair value of premises	(9)	(9)	(9)	(16)
Fair value of other	244	85	82	146
Loan origination commissions and fees (Note 28 (d))	(1,052)	(479)	—	—
Investments in other companies (Note 28 (f))	(329)	100	25	45
Deferred income taxes (Note 28 (e))	(2,411)	(1,311)	480	857
Allowance for loan losses (Note 28 (j))	(18,491)	7,492	8,258	14,750
Mortgage finance bonds (Note 28 (k))	(1,834)	1,965	—	—
Derivatives (Note 28 (m))	8,866	3,516	(1,201)	(2,145)
Held-to-Maturity investments (Note 28 (l))	(7,559)	10	4	7
Assets received in lieu of payment (Note 28 (o))	(1,782)	391	1,023	1,828
Staff severance indemnities (Note 28(q))	4,608	125	193	345
Deferred tax effect of the above U.S. GAAP adjustments (Note 28 (e))	6,613	2,070	(1,954)	(3,491)
Merger expenses (Note 28 (r))	(1,276)	—	—	—

Net income in accordance with U.S. GAAP	17,552	133,658	146,912	262,422

Other comprehensive income, net of tax (Note 28(w))	9,670	(6,454)	(2,441)	(4,361)
Unrealized holding gains (losses) on available-for-sale securities, net of tax	7,884	(2,686)	(190)	(340)
Adjustment for translation differences	1,786	(3,768)	(2,251)	(4,021)

Comprehensive income in accordance with U.S. GAAP	27,222	127,204	144,471	258,061

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2004)

28. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(s) Summary of Income Statement and Shareholders’ Equity differences (continued)

The following is a reconciliation of consolidated shareholders’ equity differences under Chilean GAAP to the corresponding amounts under U.S. GAAP:

	Years ended December 31,
	2003	2004	2004
	MCh$	MCh$	ThUS$
Shareholders’ Equity in accordance with Chilean GAAP	713,068	674,533	1,204,889
U.S. GAAP adjustments:
Push Down accounting (Note 28(a))
Goodwill	389,785	389,785	696,256
Goodwill accumulated amortization (Note 28(c))	(19,243)	(19,243)	(34,373)
Fair value of intangibles	177,523	177,523	317,102
Amortization of fair value of intangibles	(42,341)	(54,451)	(97,263)
Fair value of loans	3,041	1,539	2,749
Fair value of premises	11,352	11,352	20,278
Amortization of fair value of premise	(629)	(856)	(1,529)
Fair value of other	200	126	225
Acquisition of Banco Edwards (Note 28 (b))
Goodwill	193,430	193,430	345,516
Fair value of intangibles	32,245	32,245	57,598
Amortization of fair value of intangibles	(10,901)	(14,704)	(26,265)
Fair value of loans	(5,264)	(4,464)	(7,974)
Fair value of other interest bearing liabilities	(38,909)	(34,585)	(61,778)
Fair value of deposits	25	—	—
Fair value of premises	88	88	157
Amortization of fair value of premises	(18)	(27)	(48)
Fair value of other	(741)	(659)	(1,177)
Investments in other companies (Note 28 (f))	516	540	965
Deferred income taxes (Note 28 (e))	(480)	—	—
Allowance for loan losses (Note 28 (j))	29,696	37,953	67,793
Derivatives (Note 28 (m))	7,278	6,076	10,854
Held-to-Maturity investments (Note 28 (l))	(4)	6	11
Assets received in lieu of payment (Note 28 (o))	1,020	2,043	3,650
Minimum Dividend (Note 28 (n))	(40,145)	(45,788)	(81,789)
Goodwill – Leasing Andino Acquisition (Note 28 (p))	1,919	1,919	3,428
Staff severance indemnities (Note 28 (q))	(3,858)	(3,664)	(6,544)
Deferred tax effect of the above U.S. GAAP adjustments (Note 28 (e))	(24,487)	(26,442)	(47,232)

Shareholders’ Equity in accordance with U.S. GAAP	1,374,166	1,324,275	2,365,499

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2004)

28. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(s) Summary of Income Statement and Shareholders’ Equity differences (continued)

The following summarizes the changes in shareholders’ equity under U.S. GAAP during the years ended December 31, 2003 and 2004:

	Years ended December 31,
	2003	2004	2004
	MCh$	MCh$	ThUS$
Balance as of January 1,	1,325,079	1,374,166	2,454,614
Dividends paid	(54,320)	(134,374)	(240,024)
Mandatory dividends, previous date	16,348	40,145	71,710
Mandatory dividends, closing date	(40,145)	(45,788)	(81,789)
Unrealized gains on Available-for-sale investments, net of taxes	(2,686)	(190)	(340)
Common stock repurchased	—	(54,345)	(97,073)
Cumulative translation adjustment	(3,768)	(2,251)	(4,021)
Net income in accordance with U.S. GAAP	133,658	146,912	262,422

Balance as of December 31,	1,374,166	1,324,275	2,365,499

(t) Net income per share

The following disclosure of net income per share information is not generally required for presentation in the financial statements under Chilean GAAP but is required under U.S. GAAP. Earnings per share is determined by dividing combined net income by the weighted average number of total shares outstanding.

	Years Ended December 31,
	2002	2003	2004
	Ch$	Ch$	Ch$
Chilean GAAP(1)
Earnings per share	0.80	1.97	2.28
Weighted average number of total shares outstanding (in millions)	68,079.8	68,079.8	66,932.7

U.S. GAAP(1)
Earnings per share	0.26	1.96	2.19
Weighted average number of total shares outstanding (in millions)	68,079.8	68,079.8	66,932.7

(1)	Basic and diluted earnings per share have been calculated by dividing net income by the weighted average number of common shares outstanding during the year. There are no potentially dilutive effects on the earnings of Banco de Chile as it had not issued convertible debt or equity securities.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2004)

28. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(u) Article 9 Presentation of Income Statements and Balance Sheets

The presentation of the consolidated financial statements differs significantly from the format required by the Securities and Exchange Commission under Rules 210.9 to 210.9-07 of Regulation S-X (“Article 9”). The following financial statements are presented in constant Chilean pesos of December 31, 2004 and are presented in a format that complies with the requirements of Article 9 of Regulation S-X. The Income Statements presented for the years ended December 31, 2002, 2003 and 2004 disclose the Bank’s U.S. GAAP income statements in a format that complies with the requirements of Article 9 of regulation S-X.

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

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2004)

28. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(u) Article 9 Presentation of Income Statements and Balance Sheets (continued)

The following income statements presented for the years ended December 31, 2002, 2003 and 2004 have been prepared in accordance with U.S. GAAP to disclose the Bank’s consolidated income statement in accordance with the requirements of Article 9:

	Years ended December 31,
	2002	2003	2004
	MCh$	MCh$	MCh$
Income Statements

INTEREST INCOME:
Interest and fees on loans	597,722	481,351	518,571
Interest on investments	134,579	(19,767)	39,443
Interest on deposits with banks	4,058	1,866	2,362
Interest under agreements to resell	246	101	10,989

Total interest income	736,605	463,551	571,365

INTEREST EXPENSE:
Interest on deposits	(156,065)	(89,006)	(88,891)
Interest on investments sold under agreements to purchase	(12,921)	(8,913)	(7,811)
Interest on short-term debt	(33,199)	(9,597)	(112,693)
Interest on long-term debt	(143,030)	(97,598)	(1,206)
Price-level restatement (1)	(9,934)	(4,137)	(7,466)

Total interest expense	(355,149)	(209,251)	(218,067)

Net interest income	381,456	254,300	353,298

PROVISION FOR LOAN LOSSES	(110,348)	(28,094)	(31,519)

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	271,108	226,206	321,779

OTHER INCOME:
Fees and commissions	61,505	73,500	98,148
Brokerage and securities income net gain (losses) on trading activities	876	11,039	(4,266)
Net gains (losses) on foreign exchange	(32,780)	93,338	17,660
Other revenue	6,135	5,819	6,305

Total other income	35,736	183,696	117,847

OTHER EXPENSES:
Salaries	(138,829)	(128,329)	(136,599)
Net premises and equipment expenses	(29,734)	(24,090)	(23,293)
Administration expenses	(79,438)	(75,252)	(80,453)
Other expenses	(46,687)	(35,080)	(32,545)
Minority interest	(1)	(2)	(1)

Total other expenses	(294,689)	(262,753)	(272,891)

INCOME BEFORE INCOME TAXES	12,155	147,149	166,735

INCOME TAXES	5,397	(13,491)	(19,823)

NET INCOME FOR THE YEAR	17,552	133,658	146,912

In connection with the preparation of the Article 9 income statement:

(1)	The price-level restatement includes the effect of inflation primarily resulting from the loss in purchasing power on interest earning assets and interest bearing liabilities due to inflation. As the Bank does not maintain the price-level adjustment for separate categories of assets and liabilities, such adjustment is presented as a component of interest expense.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2004)

28. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(u) Article 9 Presentation of Income Statements and Balance Sheets (continued)

The following balance sheets presented as of December 31, 2003 and 2004 have been prepared in accordance with U.S. GAAP to disclose the Bank’s consolidated balance sheets in accordance with the requirements of Article 9:

Balance Sheets

	As of December 31,
	2003	2004
	MCh$	MCh$
ASSETS
Cash and due from banks	413,702	571,584
Term Federal Funds	73,732	55,995
Interest bearing deposits in other banks	188,300	38,835
Investments under agreements to resell	30,402	26,310
Trading investments	1,628,817	1,442,004
Available-for-sale investments	21,435	27,317
Held-to-maturity investments	21,542	16,819

Subtotal	2,377,930	2,178,864

Loans	6,101,656	6,472,466
Unearned income	(66,557)	(65,411)
Allowance for loan losses	(154,242)	(115,789)

Loans, net	5,880,857	6,291,266

Premises and equipment, net	167,705	170,070
Goodwill	565,890	565,890
Other assets	445,218	417,685

TOTAL ASSETS	9,437,600	9,623,775

LIABILITIES AND SHAREHOLDERS’ EQUITY

Deposits:
Non-interest bearing	1,474,056	1,803,013
Interest bearing	3,508,074	3,663,682

Total deposits	4,982,130	5,466,695

Short-term borrowings	401,337	508,536
Investments sold under agreements to repurchase	437,410	349,086
Other liabilities	407,269	436,060
Long-term debt	1,835,283	1,539,122

TOTAL LIABILITIES	8,063,429	8,299,499

Minority interest	5	1

Shareholder’s equity:
Common stock	494,567	494,567
Other Shareholders’ equity	879,599	829,708

TOTAL SHAREHOLDERS’ EQUITY	1,374,166	1,324,275

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	9,437,600	9,623,775

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2004)

28. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(u) Article 9 Presentation of Income Statements and Balance Sheets (continued)

The following is a reconciliation of total assets presented in accordance with guidelines established by the Superintendency of Banks and the presentation prescribed by Article 9:

	As of December 31,
	2003	2004
	MCh$	MCh$
Total assets of Bank under Chilean GAAP	9,481,150	9,649,203
Elimination of assets offset by liabilities:
Cash clearing account	(464,553)	(319,033)
Contingent loans	(419,879)	(530,901)
Reclassification of forward contracts	69,783	67,078
U.S. GAAP adjustments, net	771,099	757,428

Total assets as per Article 9 presentation	9,437,600	9,623,775

(v) Income taxes

The reconciliation of the provision for income taxes charged to income under Chilean GAAP to the corresponding amounts under U.S. GAAP is as follows:

	Years ended December 31,
	2002	2003	2004
	MCh$	MCh$	MCh$
Benefit (charge) for the period under Chilean GAAP	1,194	(14,250)	(18,349)
U.S. GAAP Adjustments:
Deferred tax effect of applying SFAS No. 109	(2,411)	(1,311)	480
Deferred tax effect of U.S. GAAP adjustments	6,614	2,070	(1,954)

Benefit (charge) for the period under U.S. GAAP	5,397	(13,491)	(19,823)

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2004)

28. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(v) Income taxes (continued)

Deferred tax assets (liabilities) are summarized as follows:

	As of December 31,
	2003	2004
	MCh$	MCh$
Deferred Tax Assets:
Leasing equipment	8,730	7,570
Obligations with repurchase agreement	43,127	10,568
Allowance for loan losses	18,991	21,244
Charge-offs from financial investment	340	66
Accrued interests and readjustments from risky loan portfolio	1,984	1,092
Staff vacations	1,550	1,665
Accruals interest and readjustments from past due loans	827	814
Personnel provisions	1,562	2,076
Assets at market value	1,876	2,771
Staff severance indemnities	1,353	1,330
Other adjustments	8,965	8,343
Deferred income taxes related to purchase accounting of Banco de A. Edwards	5,853	3,758

Total Deferred Tax Assets	95,158	61,297

Deferred Tax Liabilities:
Investments with repurchase agreement	42,602	10,410
Depreciation and price-level restatement of bank premises and equipment	5,440	4,910
Transitory assets	1,140	1,781
Deferred income taxes related to push down accounting adjustments	25,357	22,990
Other adjustments	1,291	1,798

Total Deferred Tax Liabilities	75,830	41,889

NET DEFERRED TAX ASSETS	19,328	19,408

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2004)

28. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(v) Income taxes (continued)

The provision (benefit) for income taxes under U.S. GAAP differs from the amount of income tax determined by applying the applicable Chilean statutory income tax rate to pretax income as a result of the following differences:

	Years ended December 31,
	2002	2003	2004
	MCh$	MCh$	MCh$
Chilean taxes due at the applicable statutory rate (1)	2,136	24,280	28,346
Increase (decrease) in rates resulting from:
Non-deductible expenses	2,140	3,404	4,929
Non-taxable income	(3,649)	(12,624)	(15,527)
Effect on tax and financial equity restatement (2)	(1,235)	(410)	(1,570)
Effect of income tax rate change on net deferred tax assets	(2,143)	(566)	—
Other	(2,646)	(593)	3,645

At effective tax rate	(5,397)	13,491	19,823

(1)	The Chilean statuary first category (corporate) income tax rate was 16% for 2002, 16.5% for 2003 and 17% for 2004.

(2)	This item corresponds to the difference in the basis used for the price-level restatement calculation of shareholder’s equity for financial and tax purposes.

(w) Comprehensive Income

The Bank presents comprehensive income and its components with the objective to report a measure of all changes in shareholders’ equity that result from transactions and other economic events of the period other than transactions with owners (“comprehensive income”). Comprehensive income is the total net income and other non-owner equity transactions that result in changes in net equity.

The following represents accumulated other comprehensive income balance, net of tax, for the years ended December 31, 2002, 2003 and 2004:

	Year ended December 31, 2004
	Before-tax amount	Tax (expense) or benefit	Net-of-tax amount
	MCh$	MCh$	MCh$
Beginning balance	2,223	(918)	1,305
Price-level restatement (1)	(17)	3	(14)
Unrealized gains on securities available for sale:
Unrealized gains arising during the period	(255)	43	(212)
Less: reclassification adjustment for gains included in income	26	(4)	22

Net unrealized gains	(229)	39	(190)
Adjustment for translation differences	(2,251)	—	(2,251)

Ending balance	(274)	(876)	(1,150)

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2004)

28. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(w) Comprehensive Income (continued)

	Year ended December 31, 2003
	Before-tax amount	Tax (expense) or benefit	Net-of-tax amount

	MCh$	MCh$	MCh$
Beginning balance	9,321	(1,484)	7,837
Price-level restatement (1)	(94)	16	(78)
Unrealized losses on securities available for sale:
Unrealized losses arising during the period	(8,664)	1,473	(7,191)
Less: reclassification adjustment for losses included in net income	5,428	(923)	4,505

Net unrealized losses	(3,236)	550	(2,686)
Adjustment for translation differences	(3,768)	—	(3,768)

Ending balance	2,223	(918)	1,305

	Year ended December 31, 2002
	Before-tax amount	Tax (expense) or benefit	Net-of-tax amount
	MCh$	MCh$	MCh$
Beginning balance	(2,256)	368	(1,888)
Price-level restatement (1)	65	(10)	55
Unrealized losses on securities available for sale:
Unrealized losses arising during the period	9,915	(1,587)	8,328
Less: reclassification adjustment for losses included in net income	(529)	85	(444)

Net unrealized losses	9,386	(1,502)	7,884
Adjustment for translation differences	2,126	(340)	1,786

Ending balance	9,321	(1,484)	7,837

(1)	Reflects the effect of inflation on the comprehensive income at the beginning of each period, adjusted to constant pesos of December 31, 2004.

(x) Segment information

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

Chilean pesos as of December 31, 2004)

28. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(x) Segment information (continued)

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

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2004)

28. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(x) Segment information (continued)

•	In terms of costs, the Bank’s management model used considers the allocation of costs that are directly related and not the overhead expenses of corporate and support departments, additional allowances, taxes and certain other non-operating income and expenses;

•	Certain operating costs are allocated to each segment based on the type and amount of transactions. In addition, the Bank allocates theoretical rental costs to each property-owned branch based on market rental values so that the results of these branches are comparable to rental-property branches.

The following tables show the results of the Bank by operating segments for the three years ended December 31, 2004:

	Year ended December 31, 2004 (1)
	Large Corporate	Middle Market	Retail Banking	International Banking	Treasury	Subsidiaries	Other (2)	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Operating Revenues	79,712	112,267	166,877	12,217	29,081	65,693	3,976	469,823
Provisions	(14,456)	(22,669)	(33,948)	(84)	(1,454)	(1,708)	807	(73,512)
Operating Expenses	(28,346)	(55,573)	(90,381)	(5,196)	(2,324)	(35,011)	(23,471)	(240,302)
Other income and expenses	1,884	2,512	6,460	(181)	(212)	(793)	5,298	14,968

Net income before taxes	38,794	36,537	49,008	6,756	25,091	28,181	(13,390)	170,977

	Year ended December 31, 2003 (1)
	Large Corporate	Middle Market	Retail Banking	International Banking	Treasury	Subsidiaries	Other (2)	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Operating Revenues	90,493	108,647	140,725	16,786	23,337	54,223	(7,077)	427,134
Provisions	(12,925)	(17,601)	(32,439)	1,307	(1,407)	(565)	2,018	(61,612)
Operating Expenses	(25,223)	(53,305)	(81,407)	(6,355)	(2,243)	(31,173)	(27,851)	(227,557)
Other income and expenses	(496)	1,368	10,596	769	(67)	(687)	(1,381)	10,102

Net income before taxes	51,849	39,109	37,475	12,507	19,620	21,798	(34,291)	148,067

	Year ended December 31, 2002 (1)
	Large Corporate	Middle Market	Retail Banking	International Banking	Treasury	Subsidiaries	Other (2)	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Operating Revenues	93,867	113,797	147,639	2,680	26,024	42,832	819	427,658
Provisions	(48,869)	(31,483)	(38,793)	(329)	(235)	(1,670)	17,187	(104,192)
Operating Expenses	(24,746)	(54,411)	(85,121)	(9,043)	(1,546)	(24,190)	(57,723)	(256,780)
Other income and expenses	(9,706)	(3,375)	2,048	(208)	(374)	(2,998)	1,223	(13,390)

Net income (loss) before taxes	10,546	24,528	25,773	(6,900)	23,869	13,974	(38,494)	53,296

(1)	Segment information disclosed above is based on internal reporting policies and does not conform to Chilean or U.S. GAAP.

(2)	“Other” includes the effect of conforming management accounting policies to accounting principles generally accepted in Chile and a number of non-allocated costs, such as corporate overhead expenses, voluntary provisions and depreciation costs. Also included within other are amounts of miscellaneous income or expenses that are not earned or incurred by one specific segment, including all external rental income.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2004)

28. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(x) Segment information (continued)

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

A summary of activities by geographic area is as follows:

	As of December 31,
	2002	2003	2004
	MCh$	MCh$	MCh$
Total Interest Revenues
Republic of Chile	691,854	425,911	530,353
U.S.A.	22,164	13,511	13,019
Hong Kong	—	—	—

Total Net Income
Republic of Chile	60,225	122,487	148,969
U.S.A.	(5,735)	11,330	3,666
Hong Kong	—	—	(7)

Mortgage Loans
Republic of Chile	1,229,122	1,156,231	819,882
U.S.A.	—	—	—
Hong Kong	—	—	—

Commercial Loans
Republic of Chile	2,590,798	2,614,295	2,788,458
U.S.A.	120,735	93,883	78,830
Hong Kong	—	—	—

Income Taxes
Republic of Chile	1,011	(14,771)	(18,466)
U.S.A.	183	521	116
Hong Kong	—	—	1

Bank Premises and equipment
Republic of Chile	142,641	130,067	131,978
U.S.A.	1,614	882	692
Hong Kong	—	—	—

Total Assets
Republic of Chile	8,269,634	8,898,878	9,029,170
U.S.A.	625,248	582,272	620,031
Hong Kong	—	—	2

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2004)

28. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(y) Estimated Fair Value of Financial Instruments and Derivative Financial Instruments

The accompanying tables provide disclosure of the estimated fair value of financial instruments owned by the Bank. Various limitations are inherent in the presentation, including the following:

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

Chilean pesos as of December 31, 2004)

28. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(y) Estimated Fair Value of Financial Instruments and Derivative Financial Instruments (continued)

The estimated fair values of financial instruments and derivatives financial instruments are as follows:

	As of December 31,
	2003		2004
	Carrying Amount	Estimated fair value	Carrying Amount	Estimated fair value
	MCh$	MCh$	MCh$	MCh$
ASSETS
Cash and due from banks	413,702	413,702	571,584	571,584
Interest bearing deposits in other banks	188,300	188,300	38,835	38,835
Term federal funds	73,732	73,732	55,995	55,995
Accounts receivable under spot foreign exchange transactions (1)	40,127	38,871	50,483	50,483
Financial investments	1,702,196	1,702,192	1,512,450	1,512,444
Loans, net (2)	5,880,857	6,081,799	6,291,266	6,442,445
Derivative instruments	77,061	77,061	73,154	73,154

LIABILITIES
Deposits	4,982,130	5,630,704	5,466,695	5,531,779
Accounts payable under spot foreign exchange transactions (1)	48,206	46,950	52,035	52,035
Investments under agreements to repurchase	437,410	437,410	349,086	349,086
Short term and long term borrowings	2,236,620	2,298,889	2,047,658	2,195,797
Derivative instruments	79,321	79,321	111,659	111,659

(1)	Included under the captions Other assets and Other liabilities.

(2)	The carrying amounts of loans in the above table excludes contingent loans since they represent undisbursed amounts under undrawn letters of credit and other credit guarantees granted by the Bank.

(z) Investments in other companies

As of December 31, 2002, 2003 and 2004, investments in other companies and the Bank’s participation in such companies’ results of operations for each of the periods indicated, consist of the following:

	As of and for the years ended December 31,						Ownership Interest 2004
	2002		2003		2004
	Investment	Income (Loss)	Investment	Income (Loss)	Investment	Income (Loss)
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	%
Artikos S.A.	(70)	(1,288)	208	(2,046)	43	(165)	50.00
Servipag Ltda.	741	52	831	90	984	152	50.00
Redbanc S.A.	903	156	1,046	298	884	138	25.42
Soc. Operadora de Tarjetas de Crédito Nexus S.A.	905	49	1,011	146	1,066	172	25.81
Centro de Compensación Automatizado S.A. (CCA S.A.)	157	13	204	45	189	31	33.33
Empresa de Tarjetas Inteligentes S.A.	160	(149)	116	(44)	—	(134)	26.67

Total investments in other companies accounted for under the equity method	2,796	(1,167)	3,416	(1,511)	3,166	194
Other investments carried at cost	2,565	(166)	2,528	360	2,786	267

Total investments in other companies	5,361	(1,333)	5,944	(1,151)	5,952	461

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2004)

28. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(aa) Bank premises and equipment, net

The major categories of Bank premises and equipment net of accumulated depreciation are as follows:

	As of December 31,
	2003	2004
	MCh$	MCh$
Land and buildings	106,589	102,637
Furniture and fixtures	5,676	5,347
Machinery and equipment	27,400	31,945
Vehicles	641	812
Assets under lease	25,111	26,843
Other assets	2,288	2,486

Bank premises and equipment, net	167,705	170,070

In accordance with rules of the Superintendency of Banks, bank premises and equipment are presented net of accumulated depreciation. As a result no information is available for either accumulated depreciation or total bank premises and equipment.

(ab) Other assets and other liabilities

(1) Other assets

	As of December 31,
	2003	2004
	MCh$	MCh$
Intangibles	156,527	140,614
Derivative instruments	77,061	73,154
Deferred income tax assets	95,158	61,297
Amounts receivable under spot foreign exchange transaction	40,127	50,483
Assets received in lieu of payment	17,038	18,173
Deferred software cost	5,464	11,085
Transactions in process	10,706	10,962
Deferred asset related to bonds issuances	6,255	8,080
Investments in other companies	5,944	5,952
Deferred loan origination and service costs	2,819	5,252
VAT fiscal credit	3,300	3,198
Accounts receivable for assets received in lieu of payment sold	4,697	2,915
Other deferred expenses	1,092	2,068
Materials and supplies	491	475
Other	18,539	23,977

Total other assets	445,218	417,685

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2004)

28. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(ab) Other assets and other liabilities (continued)

(2) Other liabilities

	As of December 31,
	2003	2004
	MCh$	MCh$
Accounts payable	103,450	125,529
Derivative instruments	79,321	111,659
Amounts payable under spot foreign exchange transaction	48,206	52,035
Provision for minimum dividend	40,145	45,788
Deferred income tax liabilities	75,830	41,889
Accrued severance staff indemnities	11,578	11,297
Accrued staff vacation expense	9,398	9,826
Premium on bond issuances	6,256	8,080
Allowance of income taxes	10,157	8,008
Deferred loan origination and service fees	3,935	4,177
Leasing deferred gains	4,277	4,174
Administration and credit card contract provision	4,741	3,226
VAT fiscal debit	3,289	3,205
Transactions in process	1,670	1,341
Legal contingencies provision	744	925
Other	4,272	4,901

Total other liabilities	407,269	436,060

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

	As of December 31, 2003		As of December 31, 2004
	Book Value	Contract amount	Book Value	Contract amount
	MCh$	MCh$	MCh$	MCh$
Performance bonds	2,338	252,035	2,950	347,843
Standby letters of credits	174	24,634	232	23,737
Foreign office guarantees	3	32,876	51	15,355

Total	2,515	309,545	3,233	386,935

Guarantees in the form of performance bonds, stand by letters of credit and foreign office guarantees are issued in connection with agreements made by customers to counterparties. If the customer fails to comply with the agreement, the counterparty may enforce the performance bond as a remedy. Credit risk arises from the possibility that the customer may not be able to repay the Bank for performance bonds. To mitigate credit risk, the Bank generally determines the need for specific covenant, guarantee and collateral requirements on a case-by-case basis, depending on the nature of the financial instrument and the customer’s creditworthiness.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2004)

28. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(ab) Other assets and other liabilities (continued)

The expiration of guarantees, per period is as follows:

	Due within 1 year	Due after 1 year but within 3 year	Due after 3 years but within 5 years	Due after 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Performance bonds	221,812	96,309	28,322	1,400	347,843
Standby letters of credits	12,521	10,956	78	182	23,737
Foreign office guarantees	15,355	—	—	—	15,355
Total	249,688	107,265	28,400	1,582	386,935

(ac) Other Interest Bearing Liabilities

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

	As of December 31, 2003			As of December 31, 2004
	Long-term	Short-term	Total	Long-term	Short-term	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Central Bank Credit lines for renegotiation of loans	3,049	—	3,049	1,930	—	1,930
Other Central Bank borrowings	—	25,529	25,529	—	107,643	107,643
Mortgage finance bonds	1,078,723	—	1,078,723	823,472	—	823,472
Bonds	3,205	—	3,205	181,515	—	181,515
Subordinated bonds	277,977	—	277,977	266,304	—	266,304
Borrowings from domestic financial institutions	106	51,023	51,129	—	26,399	26,399
Foreign borrowings	462,131	273,787	735,918	254,812	340,736	595,548
Investments under agreements to repurchase	—	437,410	437,410	—	349,086	349,086
Other obligations	10,092	50,998	61,090	11,089	33,758	44,847

Total other interest bearing liabilities	1,835,283	838,747	2,674,030	1,539,122	857,622	2,396,744

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2004)

28. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(ac) Other Interest Bearing Liabilities (continued)

Mortgage finance bonds

These bonds are used to finance the granting of mortgage loans. The outstanding principal amounts of the bonds are amortized on a quarterly basis. The range of maturities of these bonds is between five and twenty years. The bonds are linked to the UF index and carry a weighted average annual rate of interest of 5.9% as of December 31, 2004.

The maturities of outstanding mortgage bond amounts as of December 31, 2004 are as follows:

As of December 31, 2004
MCh$
Due within 1 year	79,647
Due after 1 year but within 2 years	71,034
Due after 2 years but within 3 years	71,525
Due after 3 years but within 4 years	69,640
Due after 4 years but within 5 years	68,004
Due after 5 years	463,622

Total mortgage finance bonds	823,472

(ad) Shareholders’ Equity

The Bank’s paid-in capital consists of 68,079,783,605 authorized shares of no fixed nominal value, issued and outstanding as of December 31, 2004. Dividends related to the year ended December 31, 2003 were paid-out based on the legal entities in existence as of the year end.

Dividends are declared and paid during the year subsequent to that in which the related net income was earned. Dividends were declared and paid to the respective shareholders of each of the merging banks based on prior year net income determined under Chilean GAAP for the years ended December 31, 2002, 2003 and 2004 (presented in constant Chilean pesos as of December 31, 2004) are as follows:

	Paid during the year ended December 31,
	2002	2003	2004
	MCh$	MCh$	MCh$
Dividends relating to Banco de Chile	93,140	54,217	134,372
Dividends per share relating to Banco de Chile	2.07	0.80	2.03
Dividends relating to Banco de A. Edwards (1)(2)	10,810	—	—
Dividends per share relating to Banco de A. Edwards	0.47	—	—

(1)	On January 1, 2002 Banco de A. Edwards merged with Banco de Chile.

(2)	Dividends per share of Banco de A. Edwards are calculated with common shares outstanding during the year, based on the exchange ratio of 3.135826295 shares of Banco de Chile for each outstanding share of Banco Edwards, which had 7,381.41 million shares and outstanding shares immediately prior to the merger.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2004)

28. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(ae) Fees and income from services

The Bank’s fees and income from services and non-operating income and expenses for the years ended December 31, 2002, 2003 and 2004 are summarized as follows:

	Years ended December 31,
	2002		2003		2004
	Income	Expenses	Income	Expenses	Income	Expenses
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Fees and income from services
Mutual funds	13,619	(1,371)	15,029	(1,429)	20,446	(1,830)
Debit card and ATM	12,282	(2,666)	15,678	(7,304)	17,570	(7,138)
Insurance	7,032	(738)	10,752	(1,156)	14,408	(172)
Stock brokerage	4,162	(446)	10,160	(627)	12,858	(775)
Collection of overdue loans	6,558	—	8,837	—	8,569	—
Collection and payment of services	5,891	—	7,358	(7)	7,970	(10)
Credit lines	5,158	—	5,659	—	6,747	—
Income and expense from goods received in lieu of payment	3,035	(1,774)	4,284	(1,796)	5,491	(1,617)
Demand deposits	9,326	—	5,031	—	5,379	—
Financial services	1,977	—	5,484	—	4,632	—
Contingent fees	3,359	—	3,344	—	3,730	—
Collection services	2,675	—	2,946	—	3,561	—
Foreign trade and currency exchange	2,300	—	3,340	—	3,409	—
Prepayment of loans	1,238	—	2,018	—	3,317	—
Letters of credit guarantees, collaterals and other contingent loans	1,786	—	1,780	—	2,977	—
Leasing	1,727	(496)	1,678	(527)	1,625	(86)
Custody and trust services	609	—	934	—	1,399	—
Factoring	305	(4)	753	(3)	634	(50)
Sales force expenses	—	(8,767)	—	(11,135)	—	(11,193)
Teller services expenses	—	(2,834)	—	(3,252)	—	(3,388)
Cobranding expenses	—	(3,149)	—	(6,095)	—	(3,633)
Other	2,190	(1,479)	4,281	(2,515)	6,413	(3,095)

Total	85,229	(23,724)	109,346	(35,846)	131,135	(32,987)

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2004)

28. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(af) Non-operating income and expense

	Years ended December 31,
	2002		2003		2004
	Income	Expenses	Income	Expenses	Income	Expenses
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Non-operating income and expenses
Rental income	2,766	—	2,427	—	2,356	—
Gains on sales of assets received in lieu of payment	856	—	1,314	—	843	—
Recoveries of expenses	540	—	533	—	583	—
Income (losses) attributable to investments in other companies	—	(1,333)	—	(1,151)	461	—
Income from sale of fixed assets	537	—	540	—	297	—
Foreign trade income	45	—	6	—	146	—
Leasing income	10	—	1	—	75	—
Dividends received	10	—	20	—	56	—
Indemnity from misfeasance insurance	—	—	111	—	1	—
Provision for recovered leased assets	—	(235)	—	(1,407)	—	(1,454)
Delivery services of bank products	—	(661)	—	(653)	—	(647)
Provision and charge-offs other assets	—	(20)	—	(677)	—	(408)
Expenses on charge-off for leasing	—	(6)	—	(620)	—	(242)
Reversal of adjustments and interest from previous years	—	(36)	—	(695)	—	(124)
Cash losses	—	(146)	—	(129)	—	(82)
Advertising expenses	—	(59)	—	(45)	—	(53)
Charge-off obsolete materials	—	(289)	—	(329)	—	(1)
Amortization of negative goodwill	—	(11)	—	(55)	—	—
Tax expenses from previous years	—	—	—	—	—	(2,247)
White offs for fraud	—	—	—	(110)	—	(1,063)
Amortization of intangibles	—	(21,316)	—	(17,984)	—	(15,913)
Charge-offs and provision of assets received in lieu of payment	—	(8,582)	—	(7,540)	—	(8,219)
Charge-offs and provision related to fixed assets	—	(3,016)	—	(127)	—	(43)
Charge-offs of transaction in process related to the merger	—	(2,087)	—	—	—	—
Asset received in lieu of payment	—	(1,783)	390	—	1,023	—
Charge-offs	—	(1,347)	—	(2,313)	—	(1,327)
Legal contingencies provision	—	(995)	—	(151)	—	(182)
Merger expenses	—	(1,276)	—	—	—	—
Other	1,371	(3,489)	477	(1,094)	464	(540)

Total	6,135	(46,687)	5,819	(35,080)	6,305	(32,545)

(ag) Recent accounting pronouncements

•	Other-Than-Temporary Impairments of Certain Investments

On September 30, 2004, the FASB voted unanimously to delay the effective date of EITF 03-1, “The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments.” The delay applies to both debt and equity securities and specifically applies to impairments caused by interest rate and sector spreads. In addition, the provisions of EITF 03-1 that have been delayed relate to the requirements that a company declare its intent to hold the security to recovery and designate a recovery period in order to avoid recognizing an other-than-temporary impairment charge through earnings.

The FASB will be issuing implementation guidance related to this topic. Once issued, the Bank will evaluate the impact of adopting EITF 03-1.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2004)

28. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(ag) Recent accounting pronouncements (continued)

•	Accounting for Certain Loans or Debt Securities Acquired in a Transfer

On December 12, 2003, the American Institute of Certified Public Accountants (AICPA) issued Statement of Position (SOP) No. 03-3, “Accounting for Certain Loans or Debt Securities Acquired in a Transfer” (SOP 03-3). SOP 03-3 is effective for loans acquired in fiscal years beginning after December 15, 2004.

SOP 03-3 requires acquired loans to be recorded at fair value and prohibits carrying over valuation allowances in the initial accounting for all loans acquired in a transfer that have evidence of deterioration in credit quality since origination, when it is probable that the investor will be unable to collect all contractual cash flows. Loans carried at fair value, mortgage loans held-for-sale, and loans to borrowers in good standing under revolving credit agreements are excluded from the scope of SOP 03-3. SOP 03-3 limits the yield that may be accreted to the excess of the undiscounted expected cash flows over the investor’s initial investment in the loan. The excess of the contractual cash flows over expected cash flows may not be recognized as an adjustment of yield. Subsequent increases in cash flows expected to be collected are recognized prospectively through an adjustment of the loan’s yield over its remaining life. Decreases in expected cash flows are recognized as impairment.

29. Merger Expenses

The Bank recorded MCh$31,973 in its consolidated statement of income as of December 31, 2002 for merger expenses that have been directly charged to income for the period, as follows:

As of December 31, 2002
MCh$
Staff severance indemnities	14,995
Charge-offs and provisions related to fixed assets	4,502
Charge-offs software development	4,007
Charge offs of other assets	2,209
Maintenance and remodeling of offices	1,307
Other personnel expenses	1,113
Consulting services	1,066
Marketing	605
Indemnity for termination of rental contracts	603
Other	1,566

Total	31,973

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2004)

30. Relevant Events

(a)	On March 26, 2004, the Bank offered, through a public tender offer, to buy 1,701,994,590 of its own shares for $31, equivalent to 2.5% of the total shares, in conformity with the Repurchase of Shares Program, as agreed upon by the Extraordinary Shareholders’s Meeting of March 20, 2003. On June 5, 2003, the Superintendency of Banks and Financial Institutions approved the repurchase program.

On April 27, 2004, the offer was declared a success, which caused a charge to the shareholders´equity account “Reserves” of MCh$52,761.8.

(b)	On September 1, 2004, the Office of Financial Regulation of the State of Florida, United States of America, authorized Banco de Chile’s Miami Agency to initiate activities as an international branch in Miami.

(c)	In session N° 2,589 of the Board of Directors, on November 25, 2004, Mr. Manuel Sobral Fraile presented his formal resignation to the Board. Mr. Thomas Fürst Freiwirth was designated to replace him.

(d)	On December 24, 2004, the Mark Agreement, dated July 29, 2002, between Banco de Chile, Banchile Seguros de Vida S.A and Banchile Corredores de Seguros Limitada was modified. The following contracts were also modified: (1) Colletion and Death Insurance with the aforementioned insurance company held by the Bank; and (2) Promotion contract between Banchile Corredores de Seguros Limitada and Banco de Chile. The new agreements set-out the application of the Mark Agreement, the development of Bancaseguros, use of the Bank’s web page, use of the “Banchile” trademark, and the distribution costs of insurance through the Bank, independent. The loans and authorizations of use that were agreed-upon and their respective prices are adjusted to the market distribution costs of the insurance through the Banks.

(e)	In session N° 2,592 of the Board of Directors on January 7, 2005, Mr. Jorge Díaz Vial resigned as Alternate Director and Mr. Jorge Ergas Heymann was designated in his place.