Form 20-F
period 2005-12-31
BANK OF CHILE
filed 2006-06-26
CIK 1161125

As filed with the Securities and Exchange Commission on June 26, 2006

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

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

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Shares of common stock: 68,079,783,605

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☐    Accelerated filer  ☒    Non-accelerated filer  ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

☐  Item 17    ☒  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes  ☐    No  ☒

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

Pursuant to Chilean GAAP, unless otherwise indicated, financial data for all full-year periods through December 31, 2005 included in our audited consolidated financial statements and in the other financial information contained elsewhere in this annual report have been restated in constant Chilean pesos of December 31, 2005.

In this annual report, references to “$,” “U.S.$,” “U.S. dollars” and “dollars” are to United States dollars, references to “pesos” or “Ch$” are to Chilean pesos, and references to “UF” are to “Unidades de Fomento.” The UF is an inflation-indexed Chilean monetary unit of account with a value in Chilean pesos that is linked to and adjusted daily to reflect changes in the Consumer Price Index of the Instituto Nacional de Estadísticas, or the Chilean National Institute of Statistics. As of December 31, 2005, one UF equaled U.S.$34.96 and Ch$17,974.81. See Note 1 to our audited consolidated financial statements. Percentages and certain dollar and peso amounts contained in this annual report have been rounded for ease of presentation.

This annual report contains translations of certain Chilean peso amounts into U.S. dollars at specified rates solely for your convenience. These translations should not be construed as representations that the Chilean peso amounts actually represent such U.S. dollar amounts, were converted from U.S. dollars at the rate indicated in preparing our audited consolidated financial statements or could be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, such U.S. dollar amounts have been translated from Chilean pesos based on the observed exchange rate, as described in “Item 3. Key Information—Selected Financial Data—Exchange Rates,” reported by the Banco Central de Chile, or the Central Bank, for December 30, 2005 (the latest practicable date, as December 31, 2005 was a banking holiday in Chile). The observed exchange rate on June 22, 2006 was Ch$545.64 = U.S.$1.00. The rate reported by the Central Bank is based on the rate for the prior business day in Chile and is the exchange rate specified by the Chilean Superintendency of Banks for use by Chilean banks in the preparation of their financial statements. The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos.

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

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2. Offer Statistics and Expected Timetable

Not Applicable.

Item 3. Key Information

SELECTED FINANCIAL DATA

The following table presents historical financial information about us as of the dates and for each of the periods indicated. The following table should be read in conjunction with, and is qualified in its entirety by reference to, our audited consolidated financial statements appearing elsewhere in this annual report. Our audited consolidated financial statements are prepared in accordance with Chilean GAAP and the rules of the Chilean Superintendency of Banks, which together differ in certain significant respects from U.S. GAAP. Note 28 to our audited consolidated financial statements provides a description of the material differences between Chilean GAAP and U.S. GAAP and a reconciliation to U.S. GAAP of net income for the years ended December 31, 2003, 2004 and 2005 and shareholders’ equity at December 31, 2004 and 2005.

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

	At or for the year ended December 31,
	2001		2002		2003		2004		2005		2005
	(in millions of constant Ch$ as of December 31, 2005, except share data)										(in thousands of U.S.$)
CONSOLIDATED INCOME STATEMENT DATA

Chilean GAAP:
Interest revenue	Ch$	569,529	Ch$	739,723	Ch$	455,241	Ch$	562,933	Ch$	680,149	U.S.$	1,322,707
Interest expense		(332,176)		(345,477)		(216,876)		(222,636)		(310,351)		(603,549)

Net interest revenue		237,353		394,246		238,365		340,297		369,798		719,158
Provisions for loan losses		(40,035)		(95,165)		(36,867)		(41,208)		(22,028)		(42,838)
Total fees and income from services, net		44,556		81,568		101,787		131,408		137,793		267,970
Total other operating income (loss), net		9,214		(32,760)		102,357		15,031		10,860		21,120
Total other income and expenses, net		2,939		(15,673)		(11,533)		(11,037)		(6,394)		(12,434)
Total operating expenses		(153,066)		(266,709)		(236,426)		(249,623)		(276,464)		(537,649)
Loss from price-level restatement		(6,382)		(10,292)		(4,286)		(7,735)		(11,450)		(22,267)

Income before income taxes		94,579		55,215		153,397		177,133		202,115		393,060
Income taxes		1,494		1,237		(14,763)		(19,010)		(21,391)		(41,600)

Net income		96,073		56,452		138,634		158,123		180,724		351,460

Earnings per share(1)		2.14		0.83		2.04		2.36		2.69		0.0052
Dividends per share(2)		2.07		2.15		0.83		2.05		2.40		0.0046
Weighted average number of shares (in millions)		44,932.70		68,079.78		68,079.78		66,932.68		67,091.30		—

U.S. GAAP(3):
Interest revenue		755,290		763,123		480,239		591,934		708,079		1,377,023
Interest expense		(440,435)		(367,934)		(216,785)		(225,917)		(317,554)		(617,557)
Net interest revenue		314,855		395,188		263,454		366,017		390,525		759,466
Provisions for loan losses		(57,231)		(114,321)		(29,106)		(32,653)		(23,013)		(44,754)
Net income		53,372		18,184		138,471		152,202		168,830		328,327
Earnings per share(1)		1.19		0.27		2.03		2.27		2.52		0.0049
Weighted average number of total shares(4)		57,587		68,080		68,080		66,933		67,091		—

	At or for the year ended December 31,
	2001		2002		2003		2004		2005		2005
	(in millions of constant Ch$ as of December 31, 2005, except share data)										(in thousands of U.S.$)
CONSOLIDATED BALANCE SHEET DATA

Chilean GAAP:
Cash and due from banks		583,223		725,477		909,872		922,678		659,308		1,282,177
Financial investments		1,822,429		1,714,849		2,034,944		1,665,136		1,450,009		2,819,877
Loans, net of allowances		4,116,533		6,376,630		6,452,059		6,977,636		8,064,619		15,683,512
Other assets		200,396		398,141		425,598		431,125		518,825		1,008,975

Total assets		6,722,581		9,215,097		9,822,473		9,996,575		10,692,761		20,794,541

Deposits		4,078,609		5,511,755		5,643,263		5,994,408		6,613,988		12,862,426
Other interest bearing liabilities		1,761,106		2,449,985		2,729,985		2,447,197		2,244,045		4,364,063
Other liabilities		442,900		590,294		710,487		856,153		1,059,621		2,060,677

Total liabilities		6,282,615		8,552,034		9,083,735		9,297,758		9,917,654		19,287,166
Shareholders’ equity	Ch$	439,966	Ch$	663,063	Ch$	738,738	Ch$	698,817	Ch$	775,107	U.S.$	1,507,375

U.S. GAAP(3):
Financial investments		1,796,186		1,538,120		1,731,979		1,539,640		1,119,452		2,177,033
Loans, net		6,128,834		6,017,489		6,092,568		6,516,434		7,442,916		14,474,468
Total assets		9,554,036		9,221,189		9,777,354		9,925,518		10,626,463		20,665,609
Total liabilities		8,303,863		7,848,405		8,353,718		8,553,570		9,196,716		17,885,136
Total shareholders’ equity		1,250,172		1,372,782		1,423,636		1,371,948		1,429,747		2,780,471

	At or for the year ended December 31,
	2001	2002	2003	2004	2005
CONSOLIDATED RATIOS

Chilean GAAP:
Profitability and Performance
Net interest margin(5)	3.87%	4.52%	2.75%	3.84%	4.06%
Return on average total assets(6)	1.44	0.59	1.45	1.59	1.75
Return on average shareholders’ equity(7)	23.21	8.69	20.01	23.56	26.66

Capital
Average shareholders’ equity as a percentage of average total assets	6.21	6.75	7.22	6.75	6.56
Bank regulatory capital as a percentage of minimum regulatory capital	197.67	218.35	202.71	179.13	184.06
Ratio of liabilities to regulatory capital(8)	18.27	14.10	15.14	17.20	16.69

Credit Quality
Substandard loans as a percentage of total loans(9)	6.28	6.69	5.16	6.51	4.62
Past due loans as a percentage of total loans	1.23	2.35	1.69	1.23	0.87
Allowances for loan losses as a percentage of substandard loans(9)	54.60	52.44	55.56	34.30	37.26
Allowances for loan losses as a percentage of past due loans	278.72	149.07	170.09	181.59	198.05
Allowances for loan losses as a percentage of total loans	3.43	3.51	2.87	2.23	1.72
Past due amounts as a percentage of bank regulatory capital	15.26	25.63	18.67	16.23	12.00
Consolidated risk index(10)	2.42	3.00	2.36	2.23	1.72

Operating Ratios
Operating expenses/operating revenue	52.58	60.20	53.43	51.29	53.33
Operating expenses/average total assets	2.30	2.77	2.46	2.51	2.68

U.S. GAAP:
Profitability and Performance
Net interest margin(11)	5.12	4.53	3.03	4.13	4.29
Return on average total assets(12)	0.80	0.19	1.44	1.53	1.64

(1)	Earnings per share data have been calculated by dividing net income by the weighted average number of common shares outstanding during the year.
(2)	Dividends per share data are calculated by dividing the amount of the dividend paid by the number of shares outstanding.
(3)	All U.S. GAAP numbers use Article 9 presentation. All U.S. GAAP figures have been calculated taking into account the U.S. GAAP adjustments set forth in Note 28 to our audited consolidated financial statements.
(4)	For the year ended December 31, 2001, Banco de Chile’s and Banco de A. Edwards’ shares have been combined as of March 27, 2001. For 2004, the weighted average of shares outstanding includes the effect of the repurchase of our shares during 2004. For 2005, the weighted average of shares outstanding includes the effect of the sell of 1,701,994,590 shares issued by the Banco the Chile in accordance with the Share Repurchase Program issued by Banco de Chile.
(5)	Net interest revenue divided by average interest earning assets. The average balances for interest earning assets, including interest and readjustments, have been calculated on the basis of our daily balances and on the basis of monthly balances for our subsidiaries.
(6)	Net income (loss) divided by average total assets. The average balances for total assets have been calculated on the basis of our daily balances and on the basis of monthly balances for our subsidiaries.
(7)	Net income (loss) divided by average shareholders’ equity. The average balances for shareholders’ equity have been calculated on the basis of our daily balances.
(8)	Total liabilities divided by bank regulatory capital.
(9)	See “Item 4. Information on the Company—Selected Statistical Information—Analysis of Substandard Loans and Amounts Past Due.”
(10)	The guidelines used to calculate our consolidated risk index were amended in 2004. As a result, our consolidated risk index as of December 31, 2004 and 2005 are not comparable to the consolidated risk index presented for preceding 2004. See Note 1 to our audited consolidated financial statements.
(11)	Net interest revenue under U.S. GAAP divided by average interest earning assets.
(12)	Net income under U.S. GAAP divided by average total assets.

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

Purchases and sales of foreign exchange which may be effected outside the Formal Exchange Market can be carried out in the Mercado Cambiario Informal, or the Informal Exchange Market. There are no limits imposed on the extent to which the rate of exchange in the Informal Exchange Market can fluctuate above or below the observed exchange rate. On December 30, 2005 (the latest practicable date, as December 31, 2005 was a banking holiday in Chile), the average exchange rate in the Informal Exchange Market was Ch$512.05 per U.S.$1.00, or 0.42% lower than the published observed exchange rate of Ch$514.21 per U.S.$1.00.

The following table sets forth the annual low, high, average and period-end observed exchange rate for U.S. dollars for each year beginning in 2001, as reported by the Central Bank:

	Daily Observed Exchange Rate Ch$ per U.S.$(1)
Year	Low(2)		High(2)		Average(3)		Period End(4)
2001	Ch$	557.13	Ch$	716.62	Ch$	634.94	Ch$	656.20
2002		641.75		756.56		688.94		712.38
2003		593.10		758.21		691.40		599.42
2004		559.21		649.45		609.55		559.83
2005		509.70		592.75		559.77		514.21
December		509.70		518.63		514.33		514.21
2006
January		512.50		535.36		524.48		524.78
February		516.91		532.35		525.70		517.76
March		516.75		536.16		528.77		527.70
April		511.44		526.18		517.33		518.62
May		512.76		532.92		520.79		531.11
June(5)		529.91		547.83		540.57		545.64

Source:	Central Bank.

(1)	Nominal amounts.
(2)	Exchange rates are the actual low and high, on a day-by-day basis for each period.
(3)	The average of monthly average rates during the year.
(4)	As reported by the Central Bank the first business day of the following period.
(5)	Period from June 1, 2006 through June 22, 2006.

The observed exchange rate on June 22, 2006 was Ch$545.64 = U.S.$1.00. The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos.

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

Risks Relating to our Operations and the Banking Industry

Our U.S. branches are subject to obligations imposed under consent orders

Beginning in September 2004, the Office of the Comptroller of the Currency, or OCC, and the Board of Governors of the Federal Reserve System through the Federal Reserve Bank of Atlanta, together, the Federal Reserve, conducted targeted examinations of our New York and Miami branches, respectively, to evaluate, among other things, our compliance with the Bank Secrecy Act and other U.S. anti-money laundering requirements. As a result of their examinations, the OCC and the Federal Reserve identified certain deficiencies in our internal controls, particularly in the areas of the Bank Secrecy Act and anti-money laundering compliance. As a result, on February 1, 2005, we agreed to the issuance by the OCC of a consent order, applicable to our New York branch, and the issuance by the Federal Reserve of a cease and desist order, applicable to our Miami branch. Pursuant to these orders, we have instituted an action plan that includes the maintenance of programs geared towards strengthening our compliance with the Bank Secrecy Act and U.S. anti-money laundering laws.

On October 12, 2005, we entered into agreements with the OCC, and separately with the Financial Crimes Enforcement Network, or FinCEN, requiring a U.S.$3 million civil penalty, payable by our New York and Miami branches, to resolve allegations related to the Bank Secrecy Act, anti-money laundering compliance and related matters. Failure by us to satisfy the terms of the orders could result in additional supervisory actions against our New York and Miami branches, including the assessment of additional civil monetary penalties. See “Item 8. Financial Information—Legal Proceedings.”

The growth of our loan portfolio may expose us to increased loan losses.

From December 31, 2001 to December 31, 2005, our aggregate loan portfolio, net of interbank loans (on an unconsolidated basis) grew by 124.2% in nominal terms and 102.9% in real terms to Ch$8,073,288 million. During the same period, our consumer loan portfolio grew by 315.0% in nominal terms and 275.7% in real terms to Ch$864,144 million, each calculated in accordance with the loan classification system of the Chilean Superintendency of Banks. On a combined basis (combining Banco de Chile and Banco de A. Edwards), from December 31, 2001 to December 31, 2005, the aggregate loan portfolio of both banks, net of interbank loans (on an unconsolidated basis) grew by 39.0% in nominal terms and 25.9% in real terms to Ch$8,073,288 million. During the same period, on a combined basis, the consumer loan portfolio of both banks grew by 123.0% in nominal terms and 101.9% in real terms to Ch$864,144 million, each calculated in accordance with the loan classification system of the Chilean Superintendency of Banks. Expansion of our loan portfolio (particularly in the retail market) may expose us to a higher level of loan losses and require us to establish higher levels of allowances for loan losses. For the year ended December 31, 2005, total provision for loan losses accounted for Ch$22,028 million, or 0.29%, of total average loans.

Our loan portfolio may not continue to grow at the same or similar rate.

We cannot assure you that in the future our loan portfolio will continue to grow at historical rates. According to the Chilean Superintendency of Banks, from December 31, 2001 to December 31, 2005, the aggregate amount of loans outstanding in the Chilean banking system (on an unconsolidated basis) grew by 48.2% in nominal terms and 34.2% in real terms to Ch$44,243,988 million. A reversal of this rate of growth of the Chilean economy could adversely affect the rate of growth of our loan portfolio and our risk index and, accordingly, increase our required allowances for loan losses. See “Item 4. Information on the Company—Regulation and Supervision” and “Item 4. Information on the Company —Selected Statistical Information.”

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

Pursuant to the Ley General de Bancos, or the General Banking Law, all Chilean banks may, subject to the approval of the Chilean Superintendency of Banks, engage in additional businesses depending on the risk of the activity and the strength of the bank. The General Banking Law also applies to the Chilean banking system a modified version of the capital adequacy guidelines issued by the Basel Committee on Banking Regulation and Supervisory Practices, or Basel Committee, and limits the discretion of the Chilean Superintendency of Banks to deny new banking licenses. There can be no assurance that regulators will not in the future impose more restrictive limitations on the activities of banks, including us, than those that are currently in effect. Any such change could have a material adverse effect on our financial condition or results of operations.

Increased competition and industry consolidation may adversely affect our operations.

The Chilean market for financial services is highly competitive. We compete with other Chilean private sector domestic and foreign banks, with Banco del Estado de Chile, a public sector bank, and with large department stores that make consumer loans to a large portion of the Chilean population. In 2002, two new private sector banks affiliated with Chile’s largest department stores began their operations, mainly as consumer and medium-sized corporate niche banks. In 2003, a new niche bank oriented at servicing corporations began its operations, and in 2004, two new retail banks commenced operations. The retail market (comprised of individuals and small- and medium-sized companies) has become the target market of several banks, and competition with respect to these customers is likely to increase. As a result, net interest margins in these sub-segments are likely to decline. Although we believe that demand for financial products and services from the retail market will continue to grow during the remainder of the decade, we cannot assure you that net interest margins will be maintained at their current levels.

We also face competition from non-bank competitors with respect to some of our credit products, such as credit cards and consumer loans. Non-bank competition from large department stores, private compensation funds and savings and credit associations has become increasingly significant in the consumer lending sector. In addition, we face competition from competitors such as leasing, factoring and automobile finance companies, with respect to credit products, and mutual funds, pension funds and insurance companies, with respect to savings products and mortgage loans. Currently, banks continue to be the main suppliers of leasing, factoring and mutual funds, and the insurance sales business has experienced rapid growth, but we cannot assure you that they will continue to be in the future. See “Item 4. Information on the Company—Business Overview—Competition.”

The increase in competition within the Chilean banking industry in recent years has led to, among other things, consolidation in the industry. For example, on August 1, 2002, Banco Santiago and Banco Santander-Chile, the then-second and third largest banks in Chile, respectively, merged to create Chile’s largest bank. In 2003, Banco del Desarrollo merged with Banco Sudameris; in 2004, Banco Security merged with Dresdner Banque Nationale de Paris; and in 2005 Banco de Creditos e Inversiones merged with Banco Conosur. We expect the trends of increased competition and consolidation to continue and result in the formation of new large financial groups. Consolidation, which can result in the creation of larger and stronger banks, may adversely affect our financial condition and results of operations by decreasing the net interest margins we are able to generate and by increasing our costs of operations.

Our exposure to certain segments of the retail market could lead to higher levels of past due loans and subsequent charge-offs.

Although we historically emphasized banking for the wholesale market and high income individuals, an increasing proportion of our retail market consists of middle-sized and small companies (approximately 7.8% of the value of our total loan portfolio at December 31, 2005, including companies with annual sales of up to Ch$1,200 million) and, to a lesser extent, of lower income individuals (approximately 2.8% of the value of our total loan portfolio at December 31, 2005, including individuals with monthly incomes between Ch$170,000 and Ch$380,000). Our strategy includes increasing lending and providing other services to attract additional retail customers. These customers are likely to be more severely affected by adverse developments in the Chilean economy than large corporations and high-income individuals. Consequently, in the future we may experience higher levels of past due loans, which could result in higher allowances for loan losses. The levels of past due loans and subsequent write-offs may be materially higher in the future. See “Item 4. Information on the Company—Business Overview—Principal Business Activities.”

Our affiliate may be obligated to sell shares of our stock in the public market if we do not pay sufficient dividends.

As of December 31, 2005, Sociedad Administradora de la Obligacion Subordinada SAOS S.A., or SAOS, our affiliate, holds 42.0% of our shares as a consequence of our 1996 reorganization. The reorganization was partially due to our 1989 repurchase from the Central Bank of certain non-performing loans that we had previously sold to the Central Bank and later exchanged for subordinated debt without a fixed term. Under the terms of a repayment obligation in favor of the Central Bank that SAOS assumed to replace the Central Bank subordinated debt, SAOS may be required to sell some of our shares to the public. See “Item 4. Information on the Company—History and Development of the Bank—History—The 1982-1983 Economic Crisis and the Central Bank Subordinated Debt.”

In exchange for assuming the Central Bank indebtedness, SAOS received from SM-Chile S.A., a holding company that controls us and SAOS, 63.6% of our shares as collateral for this indebtedness. As a result of our merger with Banco de A. Edwards, the percentage of our shares held by SAOS decreased to 42.0%. As a result of the share dividend paid in May 2006, the percentage further decreased to 41.4%. Dividends received from us are the sole source of SAOS’s revenue, which it must apply to repay this indebtedness. However, under SAOS’s agreement with the Central Bank, we have no obligation to distribute dividends to our shareholders. To the extent distributed dividends are not sufficient to pay the amount due on this indebtedness, SAOS is permitted to maintain a cumulative deficit balance with the Central Bank that SAOS commits to pay with future dividends. If the cumulative deficit balance exceeds an amount equal to 20% of our capital and reserves, the Central Bank may require SAOS to sell a sufficient number of shares of our stock owned by SAOS to pay the entire accumulated deficit amount. As of May 2, 2006, SAOS maintained a deficit balance with the Central Bank of Ch$10,480 million, equivalent to 1.67% of our capital and reserves. As of the same date, Ch$125,250 million would have represented 20.0% of our capital and reserves. If from time to time in the future our shareholders decide to retain and capitalize all or part of our annual net income in order to finance our future growth, and to distribute stock dividends among our shareholders, the Central Bank may require us to pay the portion of the net income corresponding to shares owned by SAOS in cash to SAOS. If we distribute stock dividends and the Central Bank does not require us to pay that portion in cash, the shares received by SAOS must be sold by SAOS within the following 12 months. The shareholders of SM-Chile will have a right of first refusal with respect to that sale.

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

Our results of operations depend to a great extent on our net interest revenue, which represented 71.3% of our operating revenue in 2005. Changes in market interest rates could affect the interest rates earned on our interest-earning assets differently from the interest rates paid on our interest-bearing liabilities, leading to a reduction in our net interest revenue. Interest rates are highly sensitive to many factors beyond our control, including the reserve policies of the Central Bank, deregulation of the financial sector in Chile, domestic and international economic and political conditions and other factors. Any volatility in interest rates could have a material adverse effect on our financial condition or results of operations. The average annual short-term interest rate (based on the rate paid by Chilean financial institutions) for 90 to 360 day deposits was 1.76% in 2003, 1.07% in 2004 and 1.89% in 2005. The average long-term interest rate based on the Central Bank’s eight-year bonds was 3.96% in 2003, 3.52% in 2004 and 2.54% in 2005. See “Item 5. Operating and Financial Review and Prospects—Operating Results—Overview—Inflation” and “Item 5. Operating and Financial Review and Prospects — Operating Results—Overview—Interest Rates.”

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

As of May 11, 2006, LQ Inversiones Financieras S.A., a holding company beneficially owned by Quiñenco S.A., beneficially owned approximately 50.29% of our outstanding voting rights. These principal shareholders are in a position to elect a majority of the members of our board of directors, direct our management and control substantially all matters that are to be decided by a vote of the shareholders, including fundamental corporate transactions.

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

We merged with Banco de A. Edwards, a Chilean Bank, effective as of January 1, 2002. Prior to the merger, there was no public market for our shares outside Chile or for our ADSs. While our ADSs have been listed on the New York Stock Exchange, or NYSE, since the first quarter of 2002, there can be no assurance that an active trading market for our ADSs will be sustained. During 2005, a daily average of 7,696 American Depositary Receipts, or ADRs, were traded on the NYSE. Although our shares are traded on the Santiago

Stock Exchange, the Valparaiso Stock Exchange and the Chilean Electronic Stock Exchange, the market for our shares in Chile is small and illiquid. At December 31, 2005, approximately 12.87% of our outstanding shares are held by shareholders other than our principal shareholders, including SM-Chile and SAOS.

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

The Chilean government’s economic policies and any future changes in the value of the Chilean peso against the U.S. dollar could affect the dollar value of our common stock and our ADSs. The peso has been subject to large devaluations in the past and could be subject to significant fluctuations in the future. In the period from December 31, 1998 to December 31, 2005, the value of the U.S. dollar relative to the Chilean peso increased approximately 0.24%, as compared to an 11.36% decrease in value in the period from December 31, 2004 to December 31, 2005.

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

Our results of operations may be affected by fluctuations in the exchange rates between the peso and the U.S. dollar despite our policy and Chilean regulations relating to the general avoidance of material exchange rate mismatches. In order to reduce the effect of exchange rate mismatches we enter into forward exchange transactions. As of December 31, 2005, the net position of our foreign currency denominated assets and Chilean peso-denominated assets, which contain repayment terms linked to changes in foreign currency exchange rates, exceeded our foreign currency denominated liabilities and Chilean peso-denominated liabilities, which contain repayment terms linked to changes in foreign currency exchange rates, by Ch$26,451 million, or 4.5% of our paid-in capital and reserves.

We may decide to change our policy regarding exchange rate mismatches. Regulations that limit such mismatches may also be amended or eliminated. Greater exchange rate mismatches will increase our exposure to the devaluation of the peso, and any such devaluation may impair our capacity to service foreign-currency obligations and may, therefore, materially and adversely affect our financial condition and results of operations. Notwithstanding the existence of general policies and regulations that limit material exchange rate mismatches, the economic policies of the Chilean government and any future fluctuations of the peso against the U.S. dollar could adversely affect our financial condition and results of operations.

Inflation could adversely affect the value of our ADSs and financial condition and results of operations.

Although Chilean inflation has moderated in recent years, Chile has experienced high levels of inflation in the past. High levels of inflation in Chile could adversely affect the Chilean economy and, indirectly, the value of our ADSs. The annual rate of inflation (as measured by changes in the Consumer Price Index and as reported by the Chilean National Institute of Statistics) during the last five years ended December 31, 2005 and the first five months of 2006 was:

Year	Inflation (Consumer Price Index)
2001	2.6%
2002	2.8
2003	1.1
2004	2.4
2005	3.7
2006 (through May 31)	1.5%

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

A substantial amount of our loans are to borrowers doing business in Chile. Accordingly, the recoverability of these loans, our ability to increase the amount of loans outstanding and our results of operations and financial condition, in general, are dependent to a significant extent on the level of economic activity in Chile. The Chilean economy has been influenced, to varying degrees, by economic conditions in other emerging market countries. We cannot assure you that the Chilean economy will continue to grow in the future or that future developments in or affecting the Chilean economy will not materially and adversely affect our business, financial condition or results of operations. Furthermore, although our operations (with the exception of our branches in New York and Miami, our trade services subsidiary in Hong Kong and our three representative offices located in Buenos Aires, Sao Paulo and Mexico City) are currently limited to Chile, we may in the future pursue a strategy of expansion into other Latin American countries. The potential success of such strategy will depend in part on political, social and economic developments in such countries.

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

Factors that could cause actual results to differ materially and adversely include, but are not limited to:

•	changes in general economic, business, political or other conditions in Chile or changes in general economic or business conditions in Latin America;

•	changes in capital markets in general that may affect policies or attitudes towards lending to Chile or Chilean companies;

•	increased costs;

•	unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms; and

•	the factors discussed under “—Risk Factors.”

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

Item 4. Information on the Company

HISTORY AND DEVELOPMENT OF THE BANK

Overview

We were founded in 1893, and we believe that we have been, for much of our recent history, among the largest and most profitable Chilean banks in terms of return on assets and shareholders’ equity. We are engaged primarily in commercial banking in Chile, providing general banking services to a diverse customer base that includes corporations and individuals.

Our legal name is Banco de Chile. We are organized as a banking corporation under the laws of Chile and are licensed by the Chilean Superintendency of Banks to operate as a commercial bank. Our principal executive offices are located at Ahumada 251, Santiago, Chile. Our telephone number is +56 (2) 637-1111 and our website is www.bancochile.cl. Our registered agent in the United States is Banco de Chile, New York Branch, located at 535 Madison Avenue, 9th Floor, New York, New York 10022, telephone number +1 (212) 758-0909.

We are a full-service financial institution providing, directly and indirectly through our subsidiaries and affiliates, a wide variety of credit and non-credit products and services to all segments of the Chilean financial market. Our operations are organized in five principal business areas:

•	wholesale market;

•	retail market;

•	international banking;

•	treasury and money market operations; and

•	operations through subsidiaries.

Our banking services for corporate customers include commercial loans, including working capital facilities and trade finance, foreign exchange, capital market services, cash management and non-credit services such as payroll and payment services, as well as a wide range of treasury and risk management products. We provide our individual customers with credit cards, residential mortgage, auto and consumer loans, as well as traditional deposit services such as checking and savings accounts and time deposits.

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

As of December 31, 2005, we had:

•	total assets of Ch$10,692,761 million (U.S.$20,795 million);

•	loans outstanding of Ch$8,205,924 million (U.S.$15,958 million);

•	deposits of Ch$6,613,988 million (U.S.$12,862 million); and

•	shareholders’ equity including net income of Ch$775,107 million (U.S.$1,507 million).

According to information published by the Chilean Superintendency of Banks, as of December 31, 2005, we were the second largest private bank in Chile in terms of total loans (excluding interbank loans) with a market share of 18.25%.

We are headquartered in Santiago, Chile and, as of December 31, 2005, had 10,157 employees and delivered financial products and services through a nationwide network of 248 branches and 1,258 ATMs that form part of a network of 4,807 ATMs operated by Redbanc S.A., a company owned by us and 13 other private sector financial institutions.

History

We were established in 1893 as a result of the merger of Banco Nacional de Chile, Banco Agricola and Banco de Valparaiso, which created the largest privately held bank in Chile. We believe that we remained the largest private bank in Chile until 1996. Beginning in the early 1970s, the Chilean government assumed control of a majority of Chilean banks and all but one of the foreign banks operating at the time closed their branches and offices in Chile. Throughout this era, we remained privately owned, with the Chilean government owning participating shares which it sold to private investors in 1975. We developed a well-recognized name in Chile and expanded our operations in foreign markets where we developed an extensive network of correspondent banks. In the early twentieth century, we established a representative office in London, which we maintained until 1985, when our European operations were moved to Frankfurt. The Frankfurt office was closed in 2000, when our foreign operations were centralized at the New York branch. In 1987 and 1988, we established four subsidiaries to provide the full range of financial products and services permitted by the General Banking Law and in 1999, we established our insurance brokerage and factoring subsidiaries.

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

We concluded the merger process at the end of 2002 with the consolidation of a new corporate structure and the integration of our technological platforms. In 2001 and 2002, we incurred merger related costs of approximately Ch$15,639 million and Ch$33,108 million, respectively. No further costs related to the merger have been incurred since 2002.

Neos and Related Projects

In 2003, we developed the groundwork for “Neos,” our technological innovation platform that provides information necessary for designing specific value proposals for every market subsegment and that simultaneously improves the quality of our service and increases efficiency. During 2004, we concluded the initial phases of “Neos,” which consisted of implementing a new management control platform that will support internal administration, a customer relationship management system, which will initially manage client service requirements and global client information, and a new accounting system.

During 2005, we successfully concluded the implementation of the Enterprise Resource Planning system, which, in its orientation towards self-service applications, provides human resources solutions. We also deployed a Customer Relationship Management, or CRM, service platform in all our retail branches and call centers. It will mainly permit preventive functions, the management of commercial campaigns and the tracking of credit approvals. From 2006 to 2007, we will continue replacing credit card and cashier systems and will introduce more sophisticated CRM functions, such as the automation of sales and post-sales procedures and the substitution of the checking account and deposit taking systems.

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

The original repayment terms of our Central Bank subordinated debt, which at December 31, 1989 equaled approximately Ch$1,114,606 million, or U.S.$2,168 million, required that a certain percentage of our income before provisions for the subordinated debt be applied to repay this obligation. The Central Bank subordinated debt did not have a fixed maturity, and payments were made only to the extent that we earned income before provisions for the subordinated debt. In 1993 we applied 72.9% of our income before provisions for the Central Bank subordinated debt to the repayment of this debt. In 1994 we applied 67.6% and in 1995 we applied 65.8% of our income before provisions for the Central Bank subordinated debt to the repayment of this debt.

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

This Central Bank indebtedness, for which SAOS is solely responsible and for which there is no recourse to us or SM-Chile, was equal to the unpaid principal of the Central Bank subordinated debt that it replaced but had terms that differed in some respects, the most important of which included a rescheduling of the debt for a term of 40 years providing for equal annual installments and a pledge of our shares as collateral for such debt. The Central Bank indebtedness bears interest at a rate of 5.0% per year and is denominated in UF. See “Item 5. Operating and Financial Review and Prospects—Operating Results—Overview—Inflation—UF-denominated Assets and Liabilities” for a further explanation of UF.

In exchange for assuming the Central Bank indebtedness, SAOS received from SM-Chile, a holding company that beneficially owns SAOS and us, 63.6% of our shares as collateral for this indebtedness. As a result of our merger with Banco de A. Edwards, the percentage of our shares held by SAOS decreased to 42.0%. As a result of the share dividend paid in May 2006, the percentage further decreased to 41.4%. Dividends received from us are the sole source of SAOS’s revenue, which it must apply to repay this indebtedness. However, under SAOS’s agreement with the Central Bank, we have no obligation to distribute dividends to our shareholders. To the extent distributed dividends are not sufficient to pay the amount due on this indebtedness, SAOS is permitted to maintain a cumulative deficit balance with the Central Bank that SAOS commits to pay with future dividends. If the cumulative deficit balance exceeds an amount equal to 20% of our paid-in capital and reserves, the Central Bank may require SAOS to sell a sufficient number of shares of our stock owned by SAOS to pay the entire accumulated deficit amount. As of May 2, 2006, SAOS maintained a deficit balance with the Central Bank of Ch$10,480 million, equivalent to 1.67% of our paid-in capital and reserves. As of the same date, Ch$125,250 million would have represented 20.0% of our paid-in capital and reserves. See “Item 3. Key Information—Risk Factors—Risks Relating to our Operations and the Banking Industry.” Our affiliate may be obligated to sell shares of our stock in the public market if we do not pay sufficient dividends.”

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

Capital Expenditures

The following table reflects our capital expenditures in each of the three years ended December 31, 2003, 2004 and 2005:

	For the Year Ended December 31,
	2003		2004		2005
	(in millions of constant Ch$ as of December 31, 2005)
Computer equipment	Ch$	3,629	Ch$	7,096	Ch$	8,206
Furniture, machinery and installations		2,652		4,802		7,381
Real estate		630		411		2,341
Vehicles		315		444		344

Subtotal		7,226		12,753		18,272
Software		4,681		7,816		7,259

Total	Ch$	11,907	Ch$	20,569	Ch$	25,531

Our budget for capital expenditures in 2006 is Ch$54,258 million, substantially all of which will be used in Chile. Capital expenditures planned for 2006 consist mainly of expenditures for information technology, including new treasury and anti-money laundering software and the continued implementation of “Neos.” We also expect to open new branches, refurbish some existing branches, upgrade our communication systems and perform other maintenance in the ordinary course of our business.

BUSINESS OVERVIEW

Business Strategy

Our long-term strategy is to maintain and enhance our position as a leading bank in Chile by providing a broad range of financial products and services to corporations and individuals nationwide. As part of this strategy, we utilize a multi-brand approach to target diverse market segments and leverage our strongly positioned brand names: “Banco de Chile,” “Banco de A. Edwards,” “Banchile,” “Banco Credichile” and “Leasing Andino.” The key components of our strategy are described below.

Expand Retail Customer Base

Our banking strategy is focused on maintaining and developing long-term relationships with our customers and expanding our customer base, especially in the retail business area and in segments with strong growth potential, such as lower-income individuals and micro-businesses by enlarging our distribution network, strengthening our electronic channels, emphasizing customer service and providing a broad range of financial products and services. In order to provide our customers with improved and value-added services, we are developing a new customer relationship management system and providing additional sales and service training to our business account executives.

As a result of the growth of the Chilean economy, recent trade agreements and decreasing unemployment, we expect that our corporate and individual retail customers will require more comprehensive credit and non-credit financial services than in the past. To meet these needs and enlarge our retail customer base, we intend to (1) expand our branch and ATM networks to locations where we have little or no presence, (2) strengthen our sales force, (3) develop programs to increase quality of service in order to build and enhance customer loyalty, (4) continue to improve our response time for customer inquires, (5) develop diverse products and services tailored to the specific needs of existing and potential customers, (6) strategically cross-sell products and services, such as mutual funds, lease financing, factoring, insurance and securities brokerage services, (7) develop commercial agreements and strategic alliances with leading companies in other industries (such as retail businesses, insurance companies, pension management funds and telecommunications companies) and (8) develop and improve credit scoring techniques to reduce the time the credit process takes for our customers.

Expand Fee-Based Services

In recent years, our margins from traditional lending activities have declined significantly and, as a result, we have increasingly shifted our focus to developing other sources of revenue, such as fee-based products and services. Our consolidated income from fees and other services has continued to grow over the last three years and was Ch$131,408 million (U.S.$256 million) and Ch$137,793 million (U.S.$268 million) in 2004 and 2005, respectively, representing an average annual increase of 16.4% from Ch$101,787 million in 2003. We seek to continue to grow our fee-based revenues by developing new services and by strategically cross-selling these services to our base of existing retail and wholesale banking customers. For our wholesale banking customers, we intend to actively market new and existing fee-based services such as electronic banking, receivables collection, payroll services, supplier payments, investment advisory services and cash management. For our retail banking customers, we intend to increase revenues from new and existing fee-based services such as electronic banking, ATMs, general checking services, credit cards, mutual funds, securities brokerage and insurance brokerage.

Maximize Operating Efficiencies

In 2005, our consolidated operating expenses represented approximately 53.3% of our operating revenue. As the Chilean banking sector continues to grow, we believe that a low-cost structure will become increasingly important to our ability to compete profitably.

We have invested heavily in technology during recent years (approximately Ch$8,310 million in 2003, Ch$14,912 million in 2004 and Ch$15,465 million (U.S.$30.1 million) in 2005) and plan to continue to focus on technology in the future to achieve further improvements in customer service and operating efficiency. In 2003, we began the first stage of “Neos,” our technological innovation platform that provides us with customer information that includes demographic information, cross-selling opportunities, customer complaints and credit tracking. In 2004 and 2005, capital expenditures associated with “Neos” amounted to Ch$5,253 million and Ch$8,484 million (U.S.$16.5 million), respectively. We estimate that our “Neos” related capital expenditures will amount to Ch$10,773 million (U.S.$21.0 million) in 2006.

Provide Competitive International Products and Services

We intend to provide to our primarily Chilean customer base a complete array of international products at competitive prices. Our primary focus in this respect will be on trade financing of customer related operations, which is one of our traditional areas of international activity. In order to strengthen our relationships with Chilean businesses engaged in international trade, we intend to emphasize the integrated services offered by our New York and Miami branches, in addition to our trade services subsidiary in Hong Kong and our representative offices in Mexico City, Sao Paulo and Buenos Aires.

We cannot assure you that we will be able to realize our strategic objectives. For a discussion of certain risks applicable to our operations and to Chile that may affect our ability to meet our objectives, see “Item 3. Key Information—Risk Factors.”

Ownership Structure

The following diagram shows ownership structure at May 12, 2006:

Share Repurchase Program

On March 20, 2003, at an extraordinary shareholders’ meeting, our shareholders approved the establishment of a share repurchase program to be conducted on the various Chilean stock exchanges on which our shares are listed and/or through a tender offer conducted in accordance with the Chilean Corporations Law. The program began on April 26, 2004 and concluded on August 2, 2005.

The Central Bank authorized the program on June 2, 2003, subject to its prior approval of the offering price of any shares resold by us that were acquired under the program, and the condition that the shares may only be purchased using retained net income from prior years. The Chilean Superintendency of Banks authorized the program on July 2, 2003.

Under the terms of the share repurchase program:

•	The maximum percentage of shares that we were permitted to repurchase could not exceed 3% of our paid-in capital;

•	The minimum price that we were permitted to pay for the shares was the weighted average of the closing prices of the shares as quoted by the Santiago Stock Exchange for the 45 business days preceding the repurchase, and the maximum price was 15% higher than that average;

•	If the shares that we repurchased were not resold within 24 months of acquisition, paid-in capital could be reduced by the amount of shares we repurchased that were not resold;

•	Shareholders had a preferential right to acquire the repurchased shares if we decided to resell them, unless our board of directors approved the sale of up to 1% of our shares during a 12-month period on any stock exchange on which our shares were listed; and

•	Repurchased shares, although registered in our name, did not have voting or dividend rights.

On March 25, 2004, our board of directors resolved to commence a tender offer to repurchase 1,701,994,590 of our shares, representing 2.5% of our total capital, at a purchase price of Ch$31 per share. The tender offer expired on April 26, 2004, and 5,000,844,940 shares were tendered.

On March 24, 2005, our board of directors resolved to resell 1,701,994,590, or 100%, of the shares we acquired through the program. On May 5, 2005, the Central Bank set a sale price of UF0.002031, the equivalent of Ch$35.10, per share. Of the shares to be resold, 968,822,755, or 1.42% of shares outstanding, were offered to our shareholders for a 30-day preemptive rights period that ended June 22, 2005. 1,114,857 shares were sold during this period. The remaining 733,171,835 shares, or 1.08% of shares outstanding, were offered in a tender offer to SM-Chile’s series A, B and D shareholders which began on June 23, 2005 and closed on July 22, 2005. The 1,699,220,748 shares that were not resold to our shareholders or SM-Chile’s series A, B or D shareholders in the preemptive offering or tender offer, as applicable, were sold in a public offering in the Santiago Stock Exchange from July 26, 2005 to August 1, 2005. The settlement date was August 2, 2005.

Principal Business Activities

We are a full-service financial institution providing, directly and indirectly through our subsidiaries and affiliates, a wide variety of credit and non-credit products and services to all segments of the Chilean financial market. The following diagram summarizes our principal business areas, which we conduct directly or, in the case of “Operations through subsidiaries,” through our subsidiaries:

The following table provides information on the composition of our loan portfolio and our consolidated net income before tax for the year ended December 31, 2005, allocated among our principal business areas:

	Loans			Consolidated net income before tax (1)
	(in millions of constant Ch$ as of December 31, 2005, except for percentages)
Retail market	Ch$	3,399,892	41.4%	Ch$	114,556
Wholesale market		4,429,620	54.0		64,992
International banking		206,394	2.5		(6,101)
Treasury and money market operations		26,791	0.3		15,751
Operations through subsidiaries		143,227	1.8		26,522
Other (adjustments and eliminations)		—	—		(13,605)

Total	Ch$	8,205,924	100.0%	Ch$	202,115

(1)	Consolidated net income before tax consists of the sum of operating revenues and other income and expenses, net, and the deduction for operating expenses and provisions for loan losses. The net income before tax breakdown shown is used for internal reporting, planning and marketing purposes and is based on, among other things, our estimated funding cost and direct and indirect cost allocations. This breakdown may differ in some respects from breakdowns of our operating income for financial reporting and regulatory purposes. Separate information on the operations, assets and income of our nine financial services subsidiaries and affiliates is provided below under “—Operations through Subsidiaries.”

The following table provides our consolidated operating revenues, for the period indicated, allocated among our principal business areas:

	For the Year Ended December 31,
	2003		2004		2005
	(in millions of constant Ch$ as of December 31, 2005)
Retail market	Ch$	231,713	Ch$	259,127	Ch$	285,020
Wholesale market		114,621		106,933		118,486
International banking		16,565		12,177		13,833
Treasury and money market operations		22,535		28,175		18,831
Operations through subsidiaries		56,175		68,058		70,074
Other (adjustments and eliminations)		900		12,266		12,207

Total	Ch$	442,509	Ch$	486,736	Ch$	518,451

The following table provides a geographic market breakdown of our operating revenues for the years indicated.

	For the Year Ended December 31,
	2003		2004		2005
	(in millions of constant Ch$ as of December 31, 2005)
Chile	Ch$	426,938	Ch$	475,312	Ch$	504,876
Banking operations		370,764		407,253		434,976
Operations through subsidiaries		56,174		68,059		69,900

Foreign operations		15,571		11,424		13,575
New York		12,567		8,985		10,570
Miami		3,004		2,439		2,831
Operations through subsidiaries		—		—		174

Total	Ch$	442,509	Ch$	486,736	Ch$	518,451

Retail Market

Our retail market business area serves the financial needs of individuals and middle market companies through our branch network comprised by 248 branches.

As of December 31, 2005, loans to our retail market represented 41.4% of our total loans outstanding and our retail market business area accounted for approximately Ch $114,556 million of our net income before tax for the year ended December 31, 2005.

The following table sets forth the composition of our retail market business area’s loan portfolio as of December 31, 2005:

	As of December 31, 2005
	(in millions of constant Ch$ as of December 31, 2005, except for percentages)
Consumer loans	Ch$	860,186	25.3%
Commercial loans		738,003	21.7
Mortgage loans		585,628	17.2
Leasing contracts		107,979	3.2
Contingent loans		34,581	1.0
Foreign trade loans		22,786	0.7
Other loans(1)		1,050,729	30.9

Total	Ch$	3,399,892	100.0%

(1)	Other loans include primarily mortgage loans financed by our general borrowings and factoring loans.

The retail market business area is served by two divisions: (i) the individuals and middle market division and (ii) the Banco CrediChile division.

Individuals and Middle Market Division

The individuals and middle market division is responsible for offering financial services to individuals with incomes of over Ch$380 thousand monthly (or Ch$4.6 million annually) and to small and medium-sized companies with annual sales of up to Ch$1,200 million. The individuals and middle market division manages that portion of our branch network that operates under the brand names Banco Chile and Banco Edwards. We had 177 such branches at December 31, 2005.

The individuals and middle market division has a range of management tools that measure returns, cross-sell products, track performance and track the effectiveness of campaigns. Incentive systems have been gradually incorporated into the commercial targets, differentiated by segment, consequently permitting faster response times and a more efficient use of resources. This division also counts on the support of specialized call centers and internet banking services. The strategy followed in the individual and middle market division is mainly focused on subsegmentation and multi-brand positioning, on cross-selling of products and on quality of service.

At December 31, 2005, the individuals and middle market division served more than 385,000 individual customers and over 42,000 companies, resulting in loans outstanding to approximately 328,000 debtors, including approximately 43,557 residential loans, 32,081 commercial loans, 296,062 approved lines of credit, 164,523 other consumer loans and 315,244 credit card accounts. At the same date, we maintained 407,813 checking accounts, 147,320 savings accounts and 84,686 time deposits related to individuals.

As of December 31, 2005, loans originated by our individuals and middle market division represented 38.6% of our total outstanding loans. The following table sets forth the composition of our portfolio of loans to individuals and middle market companies as of December 31, 2005:

	As of December 31, 2005
	(in millions of constant Ch$ as of December 31, 2005, except for percentages)
Consumer loans	Ch$	685,637	21.6%
Commercial loans		737,916	23.3
Mortgage loans		537,018	17.0
Leasing contracts		107,418	3.4
Contingent loans		34,575	1.1
Foreign trade loans		22,786	0.7
Other loans(1)		1,041,573	32.9

Total	Ch$	3,166,923	100.0%

(1)	Other loans include primarily mortgage loans financed by our general borrowings and factoring loans.

The principal financial services offered to individuals include checking accounts, automatic bill payment, debit cards, credit cards, revolving credit lines, housing loans, consumer loans, life insurance, general insurance (like home and vehicle insurance), savings instruments, mutual funds, stock trading and foreign currency services.

Installment Loans

Our consumer installment loans to individuals are generally incurred, up to a customer’s approved credit limit, to finance the cost of goods or services, such as cars, travel and household furnishings. Consumer loans are denominated in both pesos and UF, bear interest at fixed or variable rates of interest and generally are repayable in installments of up to 36 months.

At December 31, 2005, we had Ch$441,375 million in installment loans, which accounted for 64.4% of the retail market business area consumer loans. A majority of installment loans are denominated in pesos and are payable monthly.

Mortgage Loans

At December 31, 2005, there were outstanding mortgage loans to individuals of Ch$443,375 million, which represented 13.0% of the retail market total loans and 5.4% of our total loan portfolio. A feature of our mortgage loans to individuals is that mortgaged property typically secures all of a mortgagor’s credit with us, including credit card and other loans.

Our residential mortgage loans generally have maturities between five and 30 years and are denominated in UF. To reduce our exposure to interest rate fluctuations and inflation with respect to our residential loan portfolio, a portion of these residential loans are currently funded through the issuance of mortgage finance bonds, which are recourse obligations with payment terms that are matched to the residential loans and which bear a real market interest rate plus a fixed spread over the rate of change in the UF. Chilean banking regulations limit the amount of a residential mortgage loan that may be financed with a mortgage finance bond to the lesser of 75% of the purchase price of the property securing the loan or the appraised value of such property. In addition, we generally require that the monthly payments on a residential mortgage loan not exceed 25% of the borrower’s household after-tax monthly income.

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

At December 31, 2005, we were Chile’s second largest private sector bank in terms of amount of mortgage loans, and, based on information prepared by the Chilean Superintendency of Banks, we accounted for approximately 14.5% of the residential mortgage loans in the Chilean banking system and approximately 19.7% of such loans made by private sector banks.

Credit Cards

We issue both Visa and MasterCard credit cards, and our product portfolio includes both personal and corporate cards. In addition to traditional cards, our credit card portfolio also includes co-branded cards (“Travel Club” and “Global Pass”), and 40 affinity card groups, most of which are associated with our co-branded programs.

As of December 31, 2005, we had 317,571 valid credit card accounts, with 458,896 credit cards to individuals. Total charges on our credit cards during 2005 amounted to Ch$479,490 million, with Ch$418,804 million corresponding to purchases and service payments in Chile and abroad and Ch$60,686 million corresponding to cash advances (both within Chile and abroad). These charge volumes represent a 27.2% market share in terms of volume of use of bank credit cards issued in Chile.

As of December 31, 2005, our credit card loans to individuals amounted to Ch$92,021 million and represented 13.4% of our retail market business area’s consumer loans.

Two Chilean companies that are affiliated with us, Transbank S.A. and Nexus S.A., provide us with merchant acquisition and credit card processing services. As of December 31, 2005, Transbank S.A. had 17 shareholders and Nexus S.A. had seven shareholders, all of which are banks. As of December 31, 2005, our equity ownership in Transbank S.A. was 17.4% and our equity interest in Nexus S.A. was 25.8%.

We believe that the Chilean market for credit cards has a high potential for growth, especially among customers in the lower-middle and middle-income bracket, that average merchant fees will continue to decline and that stores that do not currently accept credit cards will generally begin to do so. We also believe that, in addition to the other banks that operate in Chile, our main competitors are department store cards and other non-banking businesses involved in the issuance of credit cards.

Debit Cards

We have different types of debit cards. Depending on their specifications, these cards can be used for banking transactions on the ATMs that operate on the local network, Redbanc, the Visa International PLUS network, the local network of merchants participating in the local Redcompra debit program or the international network of merchants associated with the Electron program. We have given these debit cards different names (Chilecard, Chilecard Plus, Chilecard Electron, Chilecard Empresas, Banjoven, Cheque Electronico, Multiedwards, Cuenta Directa and Cuenta Familiar) based on their specific functions and the relevant brand and target market to which they are oriented. As of September 30, 2005, we had a 29.3% market share of debit card transactions, with approximately 11 million transactions performed as of that date.

Lines of Credit

We had approximately 294,600 approved lines of credit to individual customers as of December 31, 2005 and outstanding advances to 197,024 individuals totaling Ch$150,998 million, or 5.8% of the retail market total loans.

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

Deposit Products

We seek to increase our deposit-taking activities as a means of diversifying our sources of funding. We believe that the deposits of our individual customers provide us with a relatively low cost, stable funding source, as well as the opportunity to cross-market our other products and services. We offer checking accounts, time deposits and savings accounts to our individual customers. Checking accounts are peso-denominated and mostly non-interest bearing (approximately 0.2% of total checking accounts of the individual and middle market division are interest-bearing) and savings accounts are denominated in UF and bear interest at a fixed rate. Time deposits are denominated in pesos, UF and U.S. dollars. Most time deposits bear interest at a fixed rate with a term of 30 to 360 days.

While historically demand has been mainly for UF-denominated deposits during times of high inflation, demand for deposits denominated in pesos has increased in the current environment of lower and more stable inflation rates in Chile.

At December 31, 2005, we administered 365,443 checking accounts for approximately 350,940 individual customers with an aggregate balance of Ch$462,093 million. At such date, our checking account balances totaled approximately Ch$1,516,219 million and represented 15.3% of our total liabilities.

The principal financial services offered to small and medium size companies with annual sales of up to Ch$1,200 million by the individuals and middle market division include a complete range of products, such as various financing options, support in import and export transactions, collection services, payments and collections, leasing agreements, factoring services, checking account services, investment management, insurance broking, currency trading, transfers and payments to and from abroad. At December 31, 2005 we had approximately 39,460 middle market companies with checking accounts and 21,460 debtors.

Commercial Loans

Our individuals and middle market division’s commercial loans, which mainly consist of project financing and working capital loans, are denominated in pesos, UF or U.S. dollars. Commercial loans may have fixed or variable rates of interest and generally mature between one and three months from the date of the loan. At December 31, 2005, our middle market companies had outstanding commercial loans of Ch$382,776 million, representing 11.3% of the retail market business area’s total loans and 4.7% of our total loans at that date.

Leasing Contracts

Leasing contracts are financing leases for capital equipment and property. Leasing contracts may have fixed or variable rates of interest and generally mature between one and five years for equipment and between five and twenty years for property. Most of these contracts are denominated in UF. At December 31, 2005 our middle market companies had outstanding leasing contracts of Ch$73,847 million, representing 2.2% of the retail market and 0.9% of our total loans at that date.

Mortgage Loans

Mortgage loans granted to middle market companies are non-residential mortgage loans made to finance office, land and other real estate. Mortgage loans are denominated in UF and generally have maturities of between eight and 12 years. At December 31, 2005, middle market companies had outstanding mortgage loans of approximately Ch$93,643 million, representing 2.8% of the retail market business area’s total loans and 1.1% of our total loans at such date.

Banco CrediChile Division, or Banco CrediChile

The Banco CrediChile division offers loans and other financial services to the lower-middle to middle income portions of the Chilean population, which historically have only been partially served by banking institutions. This bracket includes individuals whose monthly incomes fluctuate between Ch$170 thousand and Ch$380 thousand and, recently, to micro-businesses. Banco CrediChile represents a distinct delivery channel for our products and services in this bracket, maintaining a separate brand and network of 71 Banco CrediChile branches. Banco CrediChile was established in 2004 from what was formerly our consumer banking division.

Banco CrediChile offers our customers a range of products, including consumer loans, credit cards, auto loans and residential mortgage loans and a special demand deposit account (see “—Bancuenta” below) targeted at low-income customers. At December 31, 2005, Banco CrediChile had approximately 191,453 customers and total loans outstanding of Ch$232,969 million, representing 2.8% of our total loan portfolio at that date.

The following table sets forth the composition of our portfolio of loans to Banco CrediChile as of December 31, 2005:

	As of December 31, 2005
	(in millions of constant Ch$ as of December 31, 2005, except for percentages)
Consumer loans	Ch$	174,549	74.9%
Mortgage loans		48,610	20.9
Other loans		9,810	4.2

Total	Ch$	232,969	100.0%

Banco CrediChile focuses on developing and marketing innovative, targeted products to satisfy the needs of its customers while introducing them to the banking system. Banco CrediChile complements the services offered in our other business areas, especially our wholesale market, by offering services to employers such as direct deposit capabilities that stimulate the use of our services by employees.

The Chilean Superintendency of Banks requires greater allowances for loan losses for banks with lower credit classifications, such as Banco CrediChile. Banco CrediChile employs a specific credit scoring system, developed by our credit risk division, as well as other criteria to evaluate and monitor credit risk. Banco CrediChile seeks to ensure the quality of our loan portfolio through adherence to our loan origination procedures, particularly the use of our credit scoring system and credit management policies, including the use of credit bureaus and the services of the Chilean Superintendency of Banks. Banco CrediChile uses rigorous procedures for collection of past due loans through Socofin S.A., our specialized collection subsidiary. We believe that we have the necessary procedures and infrastructure in place to manage the risk exposure that Banco CrediChile introduces. These procedures allow us to take advantage of the higher growth and earnings potential of this market while helping to manage the exposure to higher risk. See “Item 3. Key Information—Risk Factors—Risks Relating to our Operations and the Banking Industry—The growth of our loan portfolio may expose us to increased loan losses” and “Item 3. Key Information—Risk Factors—Risks Relating to our Operations and the Banking Industry—Our loan portfolio may not continue to grow at the same or similar rate.”

Consumer Lending

Banco CrediChile provides short- to medium-term consumer loans and credit card services. As of December 31, 2005, Banco CrediChile had approximately 163,790 consumer loans that totaled Ch$160,553 million outstanding. As of the same date, Banco CrediChile customers had 97,840 valid credit card accounts, with outstanding balances of Ch$13,985 million.

Bancuenta

Banco CrediChile introduced Bancuenta as a basic deposit product that provides consumers flexibility and ease of use, which allows us to tap a section of the consumer market that previously was not part of the banking system. The Bancuenta account is a non-interest bearing demand deposit account without checking privileges targeted at customers who want a secure and comfortable means of managing and accessing their money. The customer may use the ATM card linked to the Bancuenta account (which may include a revolving line of credit) to make deposits or automatic payments to other Banco CrediChile accounts through a network of 4,807 ATMs available through the Redbanc network.

At December 31, 2005, Banco CrediChile had approximately 503,070 Bancuenta accounts. Bancuenta account holders pay an annual fee, a fee related to the number of withdrawals on the Bancuenta line of credit and interest on any outstanding balance under the line of credit. All fees and interest due on a Bancuenta account are withdrawn automatically on a monthly basis from funds available in the account. Bancuenta allows us to offer our wholesale customers the ability to pay their employees by direct deposit of funds into the individual employee’s account at Banco CrediChile. We believe this product can lead to stronger long-term relationships with our wholesale customers and with the employees of such customers.

Wholesale Market

Our wholesale market business area serves the needs of corporate customers with annual sales in excess of Ch$1,200 million. At December 31, 2005, loans made by this business area totaled approximately Ch$4,429,620 million and represented 54.0% of our total loan portfolio. Our wholesale banking business area accounted for approximately Ch$64,992 million of our net income before tax for the year ended December 31, 2005.

The following table sets forth the composition of our portfolio of loans to the wholesale market as of December 31, 2005:

	As of December 31, 2005
	(in millions of constant Ch$ as of December 31, 2005, except for percentages)
Commercial loans	Ch$	2,720,444	61.4%
Foreign trade loans		489,543	11.1
Contingent loans		571,742	12.9
Leasing contracts		346,824	7.8
Mortgage loans		84,719	1.9
Other		216,348	4.9

Total	Ch$	4,429,620	100.0%

At December 31, 2005, we had approximately 7,688 wholesale debtors. Our wholesale customers are engaged in a wide spectrum of industry sectors. As of December 31, 2005, this business area’s loans were mainly related to:

•	financial services (approximately 32.4% of all loans made by this business area);

•	construction (approximately 17.1% of loans made by this business area);

•	manufacturing (approximately 14.3% of all loans made by this business area);

•	trade (approximately 12.8% of all loans made by this business area); and

•	agriculture (approximately 6.9% of all loans made by this business area).

In line with our strategy of identifying and differentiating market segments to provide value proposals for the specific needs of our customers, we have defined two divisions within the wholesale market based on companies’ annual sales, grouping them into: (i) large corporations and (ii) large companies.

Large Corporations Division

The large corporations division is oriented towards providing services to corporations that sell more than Ch$32 billion annually. This division’s customers include a large proportion of Chile’s publicly traded companies, subsidiaries of multinationals and conglomerates, including those in the financial, commercial, manufacturing and industrial and infrastructure sectors, as well as projects, concessions and the real estate sectors.

At December 31, 2005, we had 1,858 large corporations debtors. Loans to large corporations totaled approximately Ch$3,361,716 million at December 31, 2005, representing 41.0% of our total loans at that date.

The following table sets forth the composition of our portfolio of loans by the large corporations division as of December 31, 2005:

	As of December 31, 2005
	(in millions of constant Ch$ as of December 31, 2005, except for percentages)
Commercial loans	Ch$	2,202,202	65.5%
Foreign trade loans		329,353	9.8
Contingent loans		445,594	13.3
Leasing contracts		165,941	4.9
Mortgage loans		31,923	0.9
Other		186,703	5.6

Total	Ch$	3,361,716	100.0%

We offer our large corporation customers a wide variety of products that include short and long-term financing, working capital loans, mortgage loans, leasing, long-term syndicated loans and factoring, plus the investment banking services offered by our subsidiary, Banchile Corredores de Bolsa S.A. Our investment banking services include the underwriting of public and private securities offerings. We also offer payment services (payrolls, suppliers, pensions, dividends, etc.), collection services and connection to international funds transfer networks, apart from the traditional deposit products, especially the checking account.

We are party to approximately 3,346 payment service contracts and approximately 1,059 collection service contracts with large corporations. We believe that cash management and payment service contracts provide a source of low-cost deposits and the opportunity to cross-market our products and fees to payees, many of whom maintain accounts with us. Under our collection contracts, we act as a collection agent for our large corporate customers, providing centralized collection services for their accounts receivables and other similar payments.

In order to provide a highly competitive service, our large corporation division has the direct support of our treasury area, which fulfills our corporate customers’ liquidity and short-term loans requirements directly. We have also improved our technological offerings to facilitate connection with customers and permit self-service. Similarly, we offer derivative products, which we believe have become increasingly important, especially peso-dollar and UF-dollar forward contracts and interest rate swaps.

The market for loans to large corporations in Chile in recent years has been characterized by reduced profit margins, due in part to the greater direct access of such customers to domestic and international capital markets and other sources of funds. As a result, we have been increasingly focused on margin growth and cross-selling fee generating services, such as the above mentioned payroll processing, dividend payments and billing services as well as computer banking services. This strategy has enabled us to maintain profitable relationships with our large corporate customers while preserving the ability to extend credit when appropriate opportunities arise.

Large Companies Division

The large companies division provides a broad range of financial products such as electronic banking, leasing, foreign trade and financial consultancy to companies with annual sales of between Ch$1,200 million and Ch$32,000 million.

At December 31, 2005, we had 5,830 large companies debtors. Loans to large companies totaled approximately Ch$1,067,904 million at December 31, 2005, representing 13.0% of our total loans at that date.

The following table sets forth the composition of our portfolio of loans by the large companies division as of December 31, 2005:

	As of December 31, 2005
	(in millions of constant Ch$ as of December 31, 2005, except for percentages)
Commercial loans	Ch$	518,242	48.5%
Foreign trade loans		160,190	15.0
Contingent loans		126,148	11.8
Leasing contracts		180,883	16.9
Mortgage loans		52,796	5.0
Other		29,645	2.8

Total	Ch$	1,067,904	100.0%

The products offered to these customers are mainly commercial loans, lines of credit, foreign trade and foreign currency transactions, factoring services, leasing, mortgage loans, syndicated loans, mergers and acquisitions and debt restructuring assistance, payments and collections services, checking accounts and related services, corporate credit cards, cash and investment management, forward contracts to hedge against currency fluctuations and insurance broking.

Our leasing area is part of the large companies division and operates under the name of Leasing Andino. Our factoring and financial advisory subsidiaries, Banchile Factoring S.A. and Banchile Asesoria Financiera S.A., respectively, provide their services principally through the large companies division. The large companies division has introduced a new service model, centralizing the majority of business relations with its customers, eliminating intermediate reporting levels in order to provide faster response times. Account officers are organized by geographic region, are strongly sales-oriented and have a particular concern for service quality.

International Banking

Through our international banking business area, we offer a range of international services, principally import and export financing, letters of credit, guarantees and other forms of credit support, cross border payments, foreign currency exchange and currency swaps.

Our international banking business area has two main lines of business: foreign currency products and management of our international network. This business area deals with all banking products that involve foreign currency, including those related to foreign trade. Our international banking business area designs foreign currency products, provides support to our account officers and sales force with respect to foreign currency products, monitors our market share participation and promotes the use of our foreign currency products. Included in this business area is a group of foreign trade specialists that advises our customers about our services related to insurance, shipping and customs, with the objective of obtaining the most desirable conditions for the non-banking stages of our customers’ foreign trade transactions.

Our international banking business area does not, however, have credit-granting authority for these purposes. Instead, the area participates in a team effort with the account officers who establish credit limits, and our international banking trade specialists interact directly with our customers, establishing price structures and ensuring the quality of the services provided.

As of December 31, 2005, we had Ch$550,770 million in foreign trade loans, representing 6.7% of our total loans as of that date, and Ch$150,190 million in letters of credit and other contingent obligations related to foreign trade operations, representing 1.8% of our total loans as of that date.

Our international banking business area also manages our international network. This network is made up of branches in New York and Miami, our trade services subsidiary in Hong Kong, three representative offices (located in Mexico City, Sao Paulo and Buenos Aires) and approximately 1,000 correspondent banks. We have established credit relations with approximately 200 correspondent banks and account relationships with approximately 45 correspondent banks. Additionally, we have recently obtained approvals from both the Chilean Superintendency of Banks and China’s Banking Regulatory Commission to open a new representative office based in Beijing.

We use our international network in order to:

•	obtain all our foreign currency funding for either trade or general purposes (short- or medium-term) for our Santiago, Chile head office and our foreign branches;

•	supply additional savings alternatives to our predominantly Chilean customers;

•	provide banking services to our corporate customers who operate outside of Chile;

•	provide treasury and cash management services and lending alternatives to our corporate customers internationally;

•	diversify our loan and investment portfolio by identifying, mainly through our representative offices, opportunities in dealing with selected customers in pre-approved countries; and

•	obtain commercial information on foreign companies that do business in Chile and seek business opportunities for our Chilean customers to expand to foreign markets.

The following table sets forth, as of December 31, 2005, the composition of our portfolio of loans originated through our New York and Miami branches:

	As of December 31, 2005
	New York Branch		Miami Branch
	(in millions of constant Ch$ as of December 31, 2005)
Foreign trade loans	Ch$	8,087	Ch$	18,340
Commercial loans		35,016		11,162
Interbank loans		—		6
Contingent loans		3,253		1,036
Past due loans		19		—

Total	Ch$	46,375	Ch$	30,544

The following table sets forth, as of December 31, 2005, the sources of funding for our New York and Miami branches:

	As of December 31, 2005
	New York Branch			Miami Branch
	(in millions of constant Ch$ as of December 31, 2005, except for percentages)
Current accounts	Ch$	136,247	31.6%	Ch$	19,982	14.3%
Certificates of deposits and time deposits		157,853	36.7		116,152	83.0
Other demand deposits		51,998	12.1		2,202	1.6
Contingent liabilities		3,253	0.8		1,036	0.7
Foreign borrowings		45,695	10.6		59	—
Other liabilities		35,101	8.2		517	0.4

Total	Ch$	430,147	100.0%	Ch$	139,948	100.0%

New York Branch

Our New York branch was established in 1982 and provides a range of general banking services, including deposit taking, mainly to non-residents of the United States. At December 31, 2005, the New York branch had total assets of Ch$444,224 million, including a loan portfolio of Ch$46,375 million, representing 0.6% of our total loan portfolio. Of the New York branch’s loans, Ch$35,016 million were commercial loans, mostly to large corporations in Chile and, to a lesser extent, to U.S. companies. The remaining Ch$11,359 million was principally foreign trade loans, amounting to Ch$8,087 million, and contingent loans (letters of credit and stand-by letters of credit), amounting to Ch$3,253 million. In 2005, our New York branch recognized net loss of Ch$6,342 million.

Investments in bonds and foreign securities were Ch$349,461 million at December 31, 2005, most of which consisted of private sector bonds. As of December 31, 2005, the New York branch had Ch$19 million in past due loans. The New York branch’s allowances for loan losses totaled Ch$159 million, which represented 0.3% of the branch’s loan portfolio at December 31, 2005. Although the New York branch manages its assets and liabilities locally, it follows the same credit processes as are followed in Santiago, Chile, and all credit decisions are made by our account officers and credit committees in Santiago, Chile. See “Item 8. Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings” for a description of certain proceedings involving the New York branch.

Funding sources for the New York branch include current account, money market accounts and deposits for less than 30 days (Ch$256,331 million), time deposits (Ch$89,766 million) and foreign borrowings (Ch$45,695 million).

As of December 31, 2005, the New York branch had Ch$14,077 million in capital (including net loss of Ch$6,342 million for the year).

Miami Branch

Our Miami branch was opened in 1995 as an agency and in 2004 expanded its banking operations to become a branch. It provides a range of traditional commercial banking services, mainly to non-residents of the United States, including deposit-taking, providing credit to finance foreign trade and making loans to individuals or Chilean companies involved in foreign trade. Additionally, our Miami branch provides correspondent banking services to financial institutions, including working capital loans, letters of credit and bankers’ acceptances. At December 31, 2005, our Miami branch had total assets of Ch$145,907 million, a loan portfolio of Ch$30,544 million representing 0.4% of our total loan portfolio, and an investment portfolio of Ch$65,057 million. Our Miami branch’s loan portfolio at December 31, 2005 consisted primarily of Ch$18,340 million of foreign trade loans and Ch$11,162 million of commercial loans primarily to Latin American companies, including Chilean companies. The branch’s funding sources include demand deposits, money market accounts and deposits for less than 30 days (Ch$68,381 million), time deposits (Ch$69,955 million) and contingent liabilities (Ch$1,036 million). In 2005, our Miami branch recognized net income of Ch$794 million.

At December 31, 2005, the Miami branch did not have past due loans. Allowances for loan losses amounted to Ch$90 million, not including the Ch$161 million in country risk allowances. Although the Miami branch manages its assets and liabilities locally, it follows the same credit processes as are followed in Santiago, Chile, and all credit decisions are made by our account officers and credit committees in Santiago, Chile. See “Item 8. Financial Information—Consolidated Statements and Other Financial Information —Legal Proceedings” for a description of certain proceedings involving the Miami branch.

Representative offices

The main activities of our representative offices in Argentina, Brazil and Mexico are to search for business opportunities in the areas of trade finance and private sector financing and to monitor the development and evolving economies of these countries. These offices serve as points of contact for our customers who have business in or operate directly within these countries.

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

In addition to providing services, our treasury and money market operations business area is focused on managing currency, interest rate and maturity gaps, ensuring adequate liquidity levels and managing our investment portfolio. This business area also performs the intermediation of fixed-income instruments, currencies and derivatives. Interest rate gap management is aimed at generating an adequate funding structure, prioritizing our capitalization and asset and liability cost structure and funding source diversification. This area is also responsible for the issuance of short- and long-term bonds and the issuance of long-term subordinated bonds.

The treasury and money market operations business area is also in charge of monitoring compliance with regulatory deposit limits, technical reserves and maturity and rate matches, and monitors our adherence to the security margins defined by regulatory limits, as well as risk limits for rate, currency and investment gaps. The treasury and money market operations business area continually monitors the funding costs of the local financial system, comparing them with our costs.

Our investment portfolio as of December 31, 2005 amounted to Ch$1,450,009 million, of which 51.6% consisted of securities issued by the Central Bank and the Chilean Government, 24.4% consisted of securities from foreign issuers, 20.4% consisted of securities issued by local financial institutions and 3.6% consisted of securities issued by Chilean corporate issuers. Our investment strategy is designed with a view to supplementing our expected profitability, risks and economic variable projections. Our investment strategy is kept within regulatory limits as well as internal limits defined by our finance and international committee.

Operations through Subsidiaries

We have made several strategic long-term investments in financial services companies, which are engaged in activities complementary to our commercial banking activities. Our principal goal in making these investments is to develop a comprehensive financial services group capable of meeting the diverse financial needs of our current and potential clients.

The following table sets forth information with respect to our financial services subsidiaries at December 31, 2005:

	As of or for the year ended December 31, 2005
	Assets		Shareholders’ Equity		Net Income (loss)
	(in millions of constant Ch$ as of December 31, 2005)
Banchile Corredores de Bolsa S.A.	Ch$	282,214	Ch$	40,462	Ch$	9,476
Banchile Administradora General de Fondos S.A.		23,916		22,921		8,425
Banchile Factoring S.A.		133,385		11,782		2,142
Banchile Corredores de Seguros Ltda		2,853		2,068		747
Socofin S.A.		4,944		1,412		448
Banchile Asesoria Financiera S.A.		921		697		400
Banchile Trade Services Limited		168		131		134
Banchile Securitizadora S.A.		4,859		501		126
Promarket S.A.	Ch$	955	Ch$	451	Ch$	108

Total	Ch$	454,215	Ch$	80,425	Ch$	22,006

The following table sets out our ownership interest in our financial services subsidiaries at December 31, 2005:

	Ownership Interest
	Direct (%)	Indirect (%)	Total (%)
Banchile Trade Services Limited	100.00	—	100.00
Banchile Administradora General de Fondos S.A.	99.98	0.02	100.00
Banchile Asesoria Financiera S.A.	99.94	—	99.94
Banchile Corredores de Seguros Limitada	99.75	0.25	100.00
Banchile Corredores de Bolsa S.A.	99.68	0.32	100.00
Banchile Factoring S.A.	99.52	0.48	100.00
Banchile Securitizadora S.A.	99.00	1.00	100.00
Socofin S.A.	99.00	1.00	100.00
Promarket S.A.	99.00	1.00	100.00

Each of these subsidiaries is incorporated in Chile, except for Banchile Trade Services Limited, which is incorporated in Hong Kong.

Securities Brokerage Services

We provide securities brokerage services through Banchile Corredores de Bolsa S.A. Banchile Corredores de Bolsa S.A. is registered as a securities broker with the Chilean Superintendency of Securities and Insurance, the regulator of Chilean open stock corporations, and is a member of the Santiago Stock Exchange and the Chilean Electronic Stock Exchange. Since it was founded in 1989, Banchile Corredores de Bolsa S.A. has provided stock brokerage services, fixed income investments and foreign exchange products to individuals and businesses through our branch network. During the year ended December 31, 2005, Banchile Corredores de Bolsa S.A. had an aggregate trading volume on the Santiago Stock Exchange and the Chilean Electronic Stock Exchange of approximately Ch$5,081,441 million. At December 31, 2005, Banchile Corredores de Bolsa S.A. had equity of Ch$40,462 million and, for the year ended December 31, 2005, net income of Ch$9,476 million, which represented 5.2% of our consolidated net income for such period.

Mutual and Investment Fund Management

Since 1980, we have provided mutual fund management services through Banchile Administradora General de Fondos S.A. (formerly Banchile Administradora de Fondos Mutuos S.A.). As of December 31, 2005, according to data prepared by the Chilean Superintendency of Securities and Insurance, Banchile Administradora General de Fondos S.A. was the largest mutual fund manager in Chile, managing approximately 25.4% of all Chilean mutual funds assets. At December 31, 2005, Banchile Administradora General de Fondos S.A. operated 45 mutual funds and managed Ch$1,772,227 million in net assets on behalf of 163,540 corporate and individual participants. Banchile Administradora General de Fondos S.A. also operates an investment fund, Banchile Inmobiliario I, and manages Ch$3,522 million in net assets on behalf of 414 participants.

The following table sets forth information regarding the various mutual funds managed by Banchile Administradora General de Fondos S.A. at December 31, 2005:

		Net Asset Value
Name of Fund	Type of Fund	As of December 31, 2005
		(in millions of Ch$)
Utilidades	Fixed income (short/medium term)	Ch$	112,047
Liquidez 2000	Fixed income (short term)		266,889
Deposito XXI	Fixed income (medium/long term)		167,708
Corporativo	Fixed income (short term)		248,465
Estrategico	Fixed income (medium/long term)		164,126
Corporate Dollar	Fixed income (short term)		131,361
Horizonte	Fixed income (medium/long term)		74,117
Patrimonial	Fixed income (short term)		108,227
Performance	Fixed income (short/medium term)		52,705
Banchile Acciones	Equity		95,438
Ahorro	Fixed income (medium/long term)		37,240
Alianza	Debt/Equity (medium/long term)		38,883
Disponible	Fixed income (short term)		37,255
Crecimiento	Fixed income (short/medium term)		12,795
Inversion	Debt/Equity		47,581
Inversion 10	Debt/Equity		2,209
Inversion 20	Debt/Equity		5,742
Operacional	Fixed income (short/medium term)		14,961
Capitalisa Accionario	Equity		6,885
Renta Futura	Fixed income (short/medium term)		9,894
Euro Money Market Fund	Fixed income (short term)		8,487
Emerging Fund	Debt/Equity		5,281
Latin America Fund	Debt/Equity		21,064
Cobertura	Fixed income (medium/long term)		2,908
Dolar Fund	Fixed income (medium/long term)		1,682
U.S. Fund	Debt/Equity		1,169
Global	Debt/Equity		811
U.S. High Technology Fund	Debt/Equity		384
Asia Fund	Debt/Equity		3,986
Europe Fund	Debt/Equity		482
Technology Fund	Debt/Equity		418
U.S. Stability Fund	Debt/Equity		351
International Bond	Fixed income (medium/long term)		305
Euro Technology Fund	Debt/Equity		191
Medical & Health-Care Fund	Debt/Equity		252
Inversion Dollar 30	Debt/Equity		10,607
Inversionista I	Debt/Equity		5,737
Telecommunication Fund	Debt/Equity		289
Emerging Dollar	Debt/Equity		8,198
Global Dollar	Debt/Equity		1,721
U.S. Dollar Fund	Debt/Equity		1,096
Bonsai 106 Garantizado	Fixed income (medium/long term)		22,616
Garantizado Plus	Fixed income (medium/long term)		20,957
Garantizado 112	Fixed income (medium/long term)		8,526
Chile Garantizado	Fixed income (medium/long term)		10,181

Total		Ch$	1,772,227

At December 31, 2005, Banchile Administradora General de Fondos S.A. had equity of Ch$22,921 million and, for the year ended December 31, 2005, net income of Ch$8,425 million, which represented 4.7% of our consolidated net income for such period.

Factoring Services

We provide factoring services to our customers through Banchile Factoring S.A. Through this service, we purchase our customers’ outstanding debt portfolios, such as bills, notes, promissory notes or contracts, advancing them the cash flows involved and performing the collection of the related instruments. As of December 31, 2005, Banchile Factoring S.A. had net income of Ch$2,142 million, with an 18.2% return on shareholders’ equity and an estimated 12.6% market share in Chile’s factoring industry.

Financial Advisory Services

We provide financial advisory and other investment banking services to our customers through Banchile Asesoria Financiera S.A. The services offered by Banchile Asesoria Financiera S.A. are directed primarily to our corporate customers and include advisory services regarding mergers and acquisitions, restructuring, project finance and strategic alliances. As of December 31, 2005, Banchile Asesoria Financiera S.A. had shareholders’ equity of Ch$697 million and, for the year ended December 31, 2005, net income of Ch$400 million.

Insurance Brokerage

We provide insurance brokerage services to our customers through Banchile Corredores de Seguros Limitada. At the beginning of 2000 we began to offer life insurance policies associated with consumer loans and non-credit related insurance to our individual clients and the general public. As of December 31, 2005, Banchile Corredores de Seguros Limitada had shareholders’ equity of Ch$2,068 million and, for the year ended December 31, 2005, net income of Ch$747 million. Banchile Corredores de Seguros Limitada had a 3.2% market share, measured by amount of policies (in Chilean pesos) sold by insurance brokerage companies during 2004, the latest year for which information is available for insurance brokerage companies.

Securitization Services

We offer investment products to meet the demands of institutional investors, such as private pension funds and insurance companies, through Banchile Securitizadora S.A. This subsidiary securitizes financial assets, which involves the issuance of a debt instrument with a credit rating that can be traded in the Chilean marketplace, backed by a bundle of revenue-producing assets of the client company. As of December 31, 2005, Banchile Securitizadora S.A. had shareholders’ equity of Ch$501 million and, for the year ended December 31, 2005, net income of Ch$126 million. Banchile Securitizadora S.A. had a 10.34% market share measured by volume of assets securitized as of December 31, 2005.

Sales Services

Promarket S.A. manages the direct sales force that sells and promotes our products and services (such as checking accounts, consumer loans and credit cards), together with those of our subsidiaries, and researches information about potential customers. As of December 31, 2005, Promarket S.A. had shareholders’ equity of Ch$451 million and, for the year ended December 31, 2005, net income of Ch$108 million.

Collection Services

We provide judicial and extra-judicial loan collection services on our behalf or on behalf of third parties through Socofin S.A. As of December 31, 2005, Socofin S.A. had equity of Ch$1,412 million and, for the year ended December 31, 2005, net income of Ch$448 million.

Trade Services

In November 2004, we began offering direct trade services to our customers through Banchile Trade Services Limited, which acts as our trade finance entity in markets such as China, Hong Kong, Taiwan and South Korea. As of December 31, 2005, Banchile Trade Services Limited had equity of Ch$131 million and, for the year ended December 31, 2005, net income of Ch$134 million.

Distribution Channels and Electronic Banking

Our distribution network provides integrated financial services and products to our customers through a wide range of channels. This network includes ATMs, branches, on-line banking and phone-banking devices. Our 1,258 ATMs (that form part of Redbanc’s 4,807-ATM system) allow our customers to conduct self-service banking transactions during banking and non-banking hours.

As of December 31, 2005, we had a network of 248 retail branches throughout Chile. The branch system serves as a distribution network for all of the products and services offered to our customers. Our full-service branches accept deposits, disburse cash, offer the full range of our retail banking products such as consumer loans, automobile financing, credit cards, mortgage loans and checking accounts and provide information to current and potential customers.

We offer electronic banking services to our customers 24 hours a day through our internet website, www.bancochile.cl, which has homepages that are segmented by market. Our individual homepage offers a broad range of services, including the payment of bills, electronic fund transfers, stop payment and non-charge orders, as well as a wide variety of account inquiries. Our corporate homepage offers services including our office banking service, Banconexion Web, which enables our corporate customers to perform all of their banking transactions from their offices. Both homepages offer our customers the sale of third-party products with exclusive benefits. We also have a homepage designed for our investor customers, through which they can perform transactions such as stock trading, time deposit taking and opening savings accounts. Our foreign trade customers can rely on our international business homepage, which enables them to inquire about the status of their foreign trade transactions and perform transactions such as opening letters of credit, recording import collection and hedging on instructions and letters of credit. In 2005, approximately 202,971 individual customers and 35,483 corporate customers performed close to 10.2 million transactions monthly on our website, of which 2.0 million were monetary transactions.

In addition, we provide our customers with access to a 24-hour phone-banking call center that grants them access to account information and allows them to effect fund transfers and certain payments. This service, through which we receive approximately 826,200 calls per month, has enabled us to develop customer loyalty campaigns, sell financial services and products, answer specialized inquiries about our remote services and receive and resolve complaints by customers and non-customers.

In 2001, in association with Banco de Credito e Inversiones, we created a company called Comercio Electronico Artikos Chile S.A. with the purpose of providing Chilean companies with the opportunity to trade their products and services electronically through the internet. We supplement this service with a wide range of financial services and electronic payment means.

Competition

Overview

The Chilean market for banking and other financial services is highly competitive, and we face significant competition in each of our principal areas of operation. The Chilean financial services market consists of a number of distinct sectors. The most important sector, commercial banking, includes 25 privately owned banks and one public sector bank, Banco del Estado. The privately owned banks have traditionally been divided between those that are principally Chilean-owned, of which there are 13, and those that are principally foreign-owned, of which there are 12. At December 31, 2005, three banks together accounted for 54.0% of all outstanding loans by Chilean financial institutions, net of interbank loans: Banco Santander-Chile (22.5%), our bank (18.2%) and the public sector bank, Banco del Estado (13.3%). Chilean-owned banks together accounted for 48.4% of total loans outstanding while foreign-owned banks accounted for 38.3% of total loans outstanding.

As a commercial bank offering a range of services to all types of businesses and individual customers, we face a variety of competitors, ranging from other large, privately owned commercial banks to more specialized entities like “niche” banks. We consider the principal commercial banks in Chile to be our primary competitors, namely, Banco Santander-Chile, Banco de Credito e Inversiones, Banco Bilbao Vizcaya Argentaria Chile, or BBVA, and Corpbanca. Nevertheless, we face competition to a lesser extent from Banco del Estado, which has a larger distribution network and larger customer base than we do. Banco del Estado, which operates under the same regulatory regime as Chilean private sector banks, was the third largest bank in Chile at December 31, 2005, with outstanding loans, net of interbank loans, of Ch$5,864,383 million, representing a 13.3% market share, according to data published by the Chilean Superintendency of Banks.

In the wholesale market, we consider our strongest competitors to be Banco Santander-Chile, Banco de Credito e Inversiones, BBVA and Corpbanca. We also consider these banks to be our most significant competitors in the middle market companies business area.

In the retail market, we compete with other private sector Chilean banks, as well with Banco del Estado. Among private Chilean banks, we consider our strongest competitors in this market to be Banco Santander-Chile, Banco de Credito e Inversiones and BBVA, as each of these banks has developed business strategies that focus on both middle market companies and lower-middle to middle income brackets of the Chilean population. In addition, with respect to high-income individuals, we compete with both private Chilean and foreign-owned banks and consider our strongest competitors in this market to be Banco Santander-Chile and Citibank, N.A.

The Chilean banking industry has experienced increased levels of competition in recent years, including from foreign banks, which has led to, among other things, consolidation in the industry. Consequently, strategies have, on an overall basis, been aimed at reducing costs and improving efficiency standards. Our income may decrease due to the extent and intensity of competition.

We expect the trend of increased competition and consolidation to continue, particularly in connection with the formation of new large financial groups and the creation of new niche banks. In this regard, in mid-1996 Banco Santander of Spain took control of Banco Osorno and merged it into its Chilean operations, changing its name to Banco Santander-Chile. In addition, Banco O’ Higgins and Banco de Santiago merged in January 1997, forming Banco Santiago. In 1999, Banco Santander of Spain took control of Banco Santiago. In August 2002, Banco Santiago and Banco Santander–Chile, then the second and fourth largest banks in Chile, respectively, merged and became Chile’s largest bank. In 2003, Banco del Desarrollo merged with Banco Sudameris, and in 2004, Dresdner Banque Nationale de Paris merged with Banco Security. In 2005, Banco de Credito e Inversiones merged with Banco Conosur. Although we believe that we are currently large enough to compete effectively in our target markets, any further consolidation in the Chilean financial services industry may adversely affect our competitive position.

Historically, commercial banks in Chile have competed in the retail market against each other, with finance companies and with department stores, the latter two having traditionally been focused on consumer loans to middle- and low-income subsegments. However, finance companies have gradually disappeared as most of them have been merged into the largest banks.

Non-bank competition from large department stores has become increasingly significant in the consumer-lending sector. Indeed, three new consumer-oriented banks, affiliated with Chile’s largest department stores, have been established during recent years. Although these new banks had a market share of 1.4% as of December 31, 2005, according to the Chilean Superintendency of Banks, the opening of these banks is likely to make consumer banking more competitive. Non-bank competition including mainly department stores, private compensation funds and savings and credit cooperatives accounts for an estimated 34% of the total consumer market.

The following table provides certain statistical information on the Chilean financial system as of December 31, 2005:

	As of December 31, 2005
	Assets			Loans(1)			Deposits			Shareholders’ Equity(2)
	Amount		Share	Amount		Share	Amount		Share	Amount		Share
	(in millions of constant Ch$ as of December 31, 2005, except percentages)
Domestic private sector banks	Ch$	27,463,214	44.7%	Ch$	21,432,885	48.4%	Ch$	16,350,985	44.4%	Ch$	2,286,724	44.5%
Foreign-owned banks		23,307,366	38.0		16,946,789	38.3		14,065,094	38.2		2,403,513	46.8

Private sector total	Ch$	50,770,580	82.7	Ch$	38,379,674	86.7	Ch$	30,416,079	82.6	Ch$	4,690,237	91.3
Banco del Estado		10,587,927	17.3		5,864,383	13.3		6,392,517	17.4		444,676	8.7

Total banking system	Ch$	61,358,507	100.0%	Ch$	44,244,057	100.0%	Ch$	36,808,596	100.0%	Ch$	5,134,913	100.0%

Source: Chilean Superintendency of Banks

(1)	Net of interbank loans.
(2)	Shareholders’ equity includes net income for purposes of this table.

Loans

The following table sets forth our market share in terms of loans (excluding interbank loans), and our principal private sector competitors, as of the dates indicated:

	Bank Loans(1)
	As of December 31,
	2001	2002	2003	2004	2005
Banco Santander-Chile	11.7%	24.7%	22.6%	22.7%	22.5%
Banco de Chile	12.1	18.7	18.5	17.8	18.2
Banco de Credito e Inversiones(4)	9.0	10.4	11.2	11.8	12.5
Conosur	0.6	0.5	0.5	0.4	—
BBVA Bilbao Vizcaya	6.0	6.7	7.3	7.8	8.1
Banco Santiago(2)	16.1	—	—	—	—
Banco de A. Edwards(3)	7.4	—	—	—	—
Banco Corpbanca	4.8	5.4	6.4	6.5	6.4

Total market share	67.7%	66.4%	66.5%	67.0%	67.7%

Source: Chilean Superintendency of Banks

(1)	For ease of comparison, interbank loans have been eliminated.
(2)	Banco Santiago merged with Banco Santander-Chile in August 2002.
(3)	Banco de A. Edwards merged with us on January 1, 2002.
(4)	Banco de Credito e Inversiones merged with Conosur in 2005.

Risk Index

Our unconsolidated risk index increased in 2002 (relative to prior year) as a result of our merger with Banco de A. Edwards. Since 2002, our risk index has been decreasing as economic conditions and our collection procedures have improved. During 2005, our risk index continued to drop, and, as of October 31, 2005, we posted an unconsolidated risk index of 1.78%, slightly above 1.67%, the risk index of all Chilean banks as a whole. For a discussion of risk index, see “—Selected Statistical Information—Classification of Loan Portfolio and Allowances for Loan Losses under the Previous Guidelines—Allowances for Loan Losses under the Previous Guidelines—Global Allowances for Loan Losses.” The following graph illustrates the five-year history of our unconsolidated loan portfolio risk index compared to the risk index of total loans in the Chilean financial system as of October 31 for each of the years indicated.

Source: Chilean Superintendency of Banks

The following table sets forth the unconsolidated risk index of the largest private sector banks and that of the financial system as a whole (including such banks) at October 31 in each of the last five years:

	Unconsolidated Risk Index As of
	October 31,
	2001	2002	2003	2004(3)	2005(3)
Banco Santiago(1)	1.26%	—	—	—	—
Banco de A. Edwards(2)	3.23	—	—	—	—
Banco de Chile	2.03	2.98%	2.40%	2.39%	1.78%
Banco de Credito e Inversiones(4)	1.63	1.34	1.30	1.88	1.59
Conosur	10.80	8.50	5.88	7.35	—
BBVA Bilbao Vizcaya	1.81	1.68	1.42	1.57	1.43
Banco Santander–Chile	1.38	1.61	1.85	1.88	1.49
Banco Corpbanca	1.80	1.95	1.66	1.80	1.56
Financial system	1.90%	1.95%	1.82%	2.01%	1.67%

Source: Chilean Superintendency of Banks

(1)	Banco Santiago merged with Banco Santander-Chile in August 2002.
(2)	Banco de A. Edwards merged with us on January 1, 2002.
(3)	The guidelines used by Chilean banks to calculate their consolidated and unconsolidated risk index were amended in 2004. Consequently, our unconsolidated risk index information (and that of the Chilean financial system) for 2004 and 2005 is not comparable to the unconsolidated risk indices presented for preceding periods. See Note 1 to our audited consolidated financial statements.
(4)	Banco de Credito e Inversiones merged with Conosur in 2005.

Credit Quality

At December 31, 2005, according to information published by the Chilean Superintendency of Banks, we had an unconsolidated ratio of past due loans to total loans of 0.88%. The following table sets forth the ratio of past due loans to total loans for the four largest private sector banks at December 31 in each of the last three years:

	Past Due Loans to Total Loans
	As of December 31,
	2003	2004	2005
BBVA Bilbao Vizcaya	1.91%	1.64%	1.13%
Banco Santander–Chile	2.24	1.52	1.05
Banco de Credito e Inversiones(1)	1.11	0.94	0.72
Banco de Chile	1.74	1.27	0.88
Banco Corpbanca	1.24	0.80	0.88
Conosur	0.95	0.39	—

Source: Chilean Superintendency of Banks

(1)	Banco de Credito e Inversiones merged with Conosur in 2005.

Deposits

We had deposits of Ch$6,048,948 million at December 31, 2005 on an unconsolidated basis. In unconsolidated terms, our 16.4% of the market share for deposits, including borrowings from domestic financial institutions, placed us in second place among private sector banks. The following table sets forth the market shares in terms of deposits for the private sector banks with the largest market share as of December 31 in each of the last three years:

	Deposits
	As of December 31,
	2003	2004	2005
Banco de Chile	17.3%	16.4%	16.4%
Banco Santander–Chile	19.9	20.6	21.5
Banco de Credito e Inversiones(1)	10.7	11.3	12.0
BBVA Bilbao Vizcaya	7.7	8.3	8.0
Banco Corpbanca	6.0	5.9	5.2
Conosur	0.6	0.5	—

Total market share	62.2%	63.0%	63.1%

Source: Chilean Superintendency of Banks

(1)	Banco de Credito e Inversiones merged with Conosur in 2005.

Shareholders’ Equity

With Ch$594,383 million in shareholders’ equity (not including net income), according to information published by the Chilean Superintendency of Banks, at December 31, 2005, we were the second largest private sector commercial bank in Chile in terms of shareholders’ equity.

The following table sets forth the level of shareholders’ equity for the largest private sector banks in Chile as of December 31 in each of the last three years:

	Shareholders’ Equity
	As of December 31,
	2003		2004		2005
	(in millions of constant Ch$ as of December 31, 2005)
Banco Santander–Chile	Ch$	860,582	Ch$	862,946	Ch$	842,122
Banco de Chile		600,104		540,694		594,383
Banco de Credito e Inversiones(1)		305,672		349,329		395,190
Banco Corpbanca		306,779		337,351		354,893
BBVA Bilbao Vizcaya		252,169		261,337		259,100
Conosur		25,253		23,488		—

Source: Chilean Superintendency of Banks

(1)	Banco de Credito e Inversiones merged with Conosur in 2005.

Return on Average Shareholders’ Equity

Our return on average shareholders’ equity, including net income for the year, was 26.7% for the year ended December 31, 2005, according to information published by the Chilean Superintendency of Banks. The following table sets forth our return on average shareholders’ equity and the returns of our principal competitors and the Chilean financial system, in each case as of December 31 in each of the last five years:

	Return on Average Shareholders’ Equity Year Ended December 31,
	2001	2002	2003	2004	2005
Banco de A. Edwards (1)	4.3%	—	—	—	—
Banco Santiago(2)	24.0	—	—	—	—
Banco de Chile	23.2	8.7%	20.0%	23.6%	26.7%
Banco Santander-Chile	22.1	16.6	21.6	20.4	23.7
Banco de Credito e Inversiones (3)	21.8	20.4	22.1	22.8	23.4
Banco Corpbanca	18.5	18.9	15.9	14.6	13.8
BBVA Bilbao Vizcaya	6.3	8.2%	10.5%	5.3%	10.7%
Conosur	7.0	17.0	25.1	35.9	—

Financial system average	15.7%	13.5%	15.0%	15.3%	16.4%

Source: Chilean Superintendency of Banks

(1)	Banco de A. Edwards merged with us on January 1, 2002.
(2)	Banco Santiago merged with Banco Santander-Chile in August 2002.
(3)	Banco de Credito e Inversiones merged with Conosur in 2005.

Efficiency

For the year ended December 31, 2005, our efficiency ratio (operating expenses as a percentage of our operating revenues) was 50.4% on an unconsolidated basis.

The following table sets forth the efficiency ratios of the largest private sector Chilean banks at December 31 in each of the last three years:

	Efficiency Ratio(1)
	As of December 31,
	2003	2004	2005
BBVA Bilbao Vizcaya	59.3%	68.1%	67.9%
Banco de Credito e Inversiones(2)	50.9	53.1	52.7
Banco de Chile	53.9	51.2	50.4
Banco Santander-Chile	45.8	47.7	44.0
Banco Corpbanca	40.1	39.8	40.9
Conosur	62.0	62.1	—

Source: Chilean Superintendency of Banks

(1)	Calculated by dividing operating expense by operating revenue.
(2)	Banco de Credito e Inversiones merged with Conosur in 2005.

REGULATION AND SUPERVISION

General

In Chile, only banks may maintain checking accounts for their customers, conduct foreign trade operations and, together with non-banking financial institutions, accept time deposits. The principal authorities that regulate financial institutions in Chile are the Chilean Superintendency of Banks and the Central Bank. Chilean banks are primarily subject to the Chilean General Banking Law and secondarily, to the extent not inconsistent with that law, the provisions of the Chilean Corporations Law governing public corporations, except for certain provisions that are expressly excluded.

The modern Chilean banking system dates back to 1925 and has been characterized by periods of substantial regulation and state intervention, as well as periods of deregulation. The most recent period of deregulation commenced in 1975 and culminated in the adoption of a series of amendments to the Chilean General Banking Law. That law, amended most recently in 2004, granted additional powers to banks, including general underwriting powers for new issues of certain debt and equity securities and the power to create subsidiaries to engage in activities related to banking, such as brokerage, investment advisory, mutual fund services, administration of investment funds, factoring, securitization products and financial leasing services.

Following the Chilean banking crisis of 1982 and 1983, the Chilean Superintendency of Banks assumed control of banks representing approximately 51% of the total loans in the banking system. As part of the assistance that the Chilean government provided to Chilean banks, the Central Bank permitted banks to sell to it a certain portion of their problem loan portfolios at the book value of the loan portfolios. Each bank then repurchased such loans at their economic value (which, in most cases, was substantially lower than the book value at which the Central Bank had acquired the loans), with the difference to be repaid to the Central Bank out of future income. Pursuant to Law No. 18,818, which was passed in 1989, this difference was converted into subordinated debt.

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

The Chilean Superintendency of Banks

Banks are supervised and controlled by the Chilean Superintendency of Banks, a Chilean governmental agency. The Chilean Superintendency of Banks authorizes the creation of new banks and has broad powers to interpret and enforce legal and regulatory requirements applicable to banks and financial companies. Furthermore, in case of noncompliance with its legal and regulatory requirements, the Chilean Superintendency of Banks has the ability to impose sanctions. In extreme cases, it can appoint, with the prior approval of the board of directors of the Central Bank, a provisional administrator to manage a bank. It must also approve any amendment to a bank’s bylaws or any increase in its capital.

The Chilean Superintendency of Banks examines all banks from time to time, generally at least once a year. Banks are also required to submit unconsolidated unaudited financial statements to the Chilean Superintendency of Banks on a monthly basis and to publish their unaudited financial statements at least four times a year in a newspaper with countrywide coverage. Financial statements as of December 31 of any given year must be audited. In addition, banks are required to provide extensive information regarding their operations at various periodic intervals to the Chilean Superintendency of Banks. A bank’s annual financial statements and the opinion of its independent auditors must also be submitted to the Chilean Superintendency of Banks.

Any person wishing to acquire, directly or indirectly, 10.0% or more of the share capital of a bank must obtain the prior approval of the Chilean Superintendency of Banks. Without such approval, the holder will not have the right to vote such shares. The Chilean Superintendency of Banks may only refuse to grant its approval based on specific grounds set forth in the Chilean General Banking Law.

According to Article 35 bis of the Chilean General Banking Law, the prior authorization of the Chilean Superintendency of Banks is required for:

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

In March 2002, the Central Bank authorized banks to pay interest on checking accounts and the Chilean Superintendency of Banks published guidelines permitting banks to offer and charge fees for the use of a checking account product that pays interest. Under these guidelines, these accounts may be subject to a minimum balance and different interest rates depending on average balances held in the account. The Central Bank has imposed additional caps to the interest rate that can be charged by banks with a solvency score of less than A.

Deposit Insurance

The Chilean government guarantees up to 90.0% of the principal amount of certain time and demand deposits held by individuals in the Chilean banking system. This guarantee covers obligations with a maximum value of UF120 per person (Ch$2,156,977 or U.S.$4,195 as of December 31, 2005) per calendar year.

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

In addition, Chilean banks must hold a certain amount of assets in cash or highly liquid instruments. This reserve requirement is equal to the amount by which the daily balance of:

•	deposits in checking accounts;

•	other demand deposits or obligations payable on demand and incurred in the ordinary course of business;

•	other deposits unconditionally payable immediately or within a term of less than 30 days; and

•	time deposits payable within ten days;

in the aggregate exceeds 2.5 times the amount of the bank’s capital and reserves.

Chilean regulations also require that (1) gaps between assets and liabilities maturing within less than 30 days do not exceed a bank’s basic capital and (2) gaps between assets and liabilities maturing within less than 90 days do not exceed twice a bank’s equity.

Minimum Capital

Under the Chilean General Banking Law, a bank must have a minimum paid-in capital and reserves of UF800,000 (Ch$14,380 million or U.S.$28.0 million as of December 31, 2005). However, a bank may begin its operations with 50.0% of such amount, provided that it has an effective equity ratio (defined as effective equity as a percentage of risk-weighted assets) of not less than 12.0%. When such a bank’s paid-in capital reaches UF600,000 (Ch$10,785 million or U.S.$21.0 million as of December 31, 2005) the effective equity ratio requirement is reduced to 10.0%.

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

Market Risk Regulations

In September 2005, the Chilean Superintendency of Banks introduced new regulations for measuring market risk under a standardized model methodology that determines, using regulatory criteria, the exposure to interest rate, currency and “optionality” risks faced by financial institutions.

In order to implement the standardized model, a bank’s balance sheet is divided into two “books”: the banking book and the trading book. The latter comprises the positions in financial instruments that can be valued at market price, plus the foreign currency mismatch. The banking book is composed of all the asset and liability entries not forming part of the trading book.

The new rules state that the risk of the trading book, the market risk exposure, plus 10% of the weighted assets by credit risk, may not be greater than a bank’s effective equity. As of December 31, 2005, our market risk level amounted to approximately Ch$15 billion.

The following table shows our regulatory excess margin, or the difference between the regulatory limit applicable to us and our effective equity, as of December 31, 2005.

	At December 31, 2005
	(in millions of constant Ch$ as of December 31, 2005)
10% weighted asset by credit risk	Ch$	793,666
Market Risk Exposure		15,326

Total		808,992
Effective Equity		891,213
Regulatory Excess Margin	Ch$	82,221

Lending Limits

Under the General Banking Law, Chilean banks are subject to certain lending limits, including the following material limits:

•	a bank may not extend to any entity, individual or any one group of related entities, directly or indirectly, unsecured credit in an amount that exceeds 5.0% of the bank’s effective equity, or in an amount that exceeds 25.0% of its effective equity if the excess over 5.0% is secured by certain assets with a value equal to or higher than such excess. In the case of foreign export trade financing, the 5.0% ceiling for unsecured credits is raised to 10.0% and the 25.0% ceiling for secured credits to 30.0%. In the case of financing infrastructure projects built through the concession mechanism, the 5.0% ceiling for unsecured credits is raised to 15.0% if secured by a pledge over the concession, or if granted by two or more banks or finance companies which have executed a credit agreement with the builder or holder of the concession;

•	a bank may not extend loans to another financial institution subject to the General Banking Law in an aggregate amount exceeding 30.0% of its effective equity;

•	a bank may not directly or indirectly grant a loan, the purpose of which is to allow an individual or entity to acquire shares of the lender bank;

•	a bank may not lend, directly or indirectly, to a director or any other person who has the power to act on behalf of the bank; and

•	a bank may not grant loans to related parties (including holders of more than 1.0% of its shares) on more favorable terms than those generally offered to non-related parties. Loans granted to related parties are subject to the limitations described in the first bullet point above. The aggregate amount of loans to related parties may not exceed a bank’s effective equity.

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

Category I:	This category is reserved for financial institutions that have been rated level A in terms of solvency and management.

Category II:	This category is reserved for financial institutions that have been rated (1) level A in terms of solvency and level B in terms of management, (2) level B in terms of solvency and level A in terms of management, or (3) level B in terms of solvency and level B in terms of management.

Category III:	This category is reserved for financial institutions that have been rated (1) level B in terms of solvency and level B in terms of management for two or more consecutive review periods, (2) level A in terms of solvency and level C in terms of management, or (3) level B in terms of solvency and level C in terms of management.

Category IV:	This category is reserved for financial institutions that are rated level A or B in terms of solvency and have been rated level C in terms of management for two or more consecutive review periods.

Category V:	This category is reserved for financial institutions that have been rated level C in terms of solvency, irrespective of their rating level of management.

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

Allowances for Loan Losses

Chilean banks are required to evaluate their loan portfolio on a continuous basis using models and methods that follow guidelines established by the Chilean Superintendency of Banks that have been approved by our board of directors. This evaluation is conducted in order to determine the necessary allowances to cover loan losses adequately. Each bank is required to calculate and maintain, on a monthly basis, the following types of allowances:

•	allowances determined by individual analysis models (allowances for normal risk and above normal risk portfolios);

•	allowances determined by group analysis models; and

•	additional allowances for the loan portfolio.

Each year, a bank’s board of directors must examine the sufficiency of its level of allowances and provide an opinion stating whether the allowances are sufficient to cover all potential loan losses. The board must also obtain a report from the external auditors as to compliance with required allowance levels. The opinion of the board of directors must be submitted in writing to the Chilean Superintendency of Banks and, if necessary, should state that additional allowances have been created as a result of the board’s examination.

The sum of the allowances regarding normal risk portfolios and the additional provisions up to an amount equal to 1.25% of the risk-weighted assets must be accounted as for effective equity in accordance with the Chilean Superintendency of Banks’ guidelines.

The Chilean Superintendency of Banks amended its guidelines effective as of January 1, 2004. For a discussion of loan allowances under the previous guidelines, see “—Selected Statistical Information— Classification of Loan Portfolio and Allowances for Loan Losses under the Previous Guidelines—Allowances for Loan Losses under the Previous Guidelines.” Pursuant to the amended guidelines, Chilean banks are required to classify their loan portfolio on an on-going basis for the purpose of determining the amount of allowances for loan losses. Although the Chilean Superintendency of Banks has established these guidelines, banks are given some latitude in devising more stringent classification systems within such guidelines.

In order to create and maintain allowances, Chilean banks use models and methods to classify their portfolio by borrower and loan type. Loans are divided into:

•	consumer loans (including loans granted to individuals for financing the acquisition of consumer goods or payment of services);

•	residential mortgage loans (including loans granted to individuals for the acquisition, construction or repair of residential real estate in which the value of the property covers at least 100% of the amount of the loan);

•	leasing operations (including consumer, commercial and residential leasing);

•	factoring operations; and

•	commercial loans (includes loans other than those described in the bullets above).

In accordance with the amended regulations, the models and methods a bank uses to classify its loan portfolio must comply with the following guidelines established by the Chilean Superintendency of Banks.

Models Based on the Individual Analysis of Borrowers

An individual analysis of the borrower is necessary if the borrower is a large or complex business, or one to which the bank has no previous exposure. Models based on the individual analysis of borrowers require that the bank assign a risk category level to each borrower and its respective loans. In making such a determination, a bank must consider the following risk factors with respect to the borrower: (i) its industry or sector; (ii) its owners or managers; (iii) its financial situation; (iv) its payment capacity; and (v) its payment behavior. Upon completion of this analysis, each borrower and loan must be classified to the following normal risk or above normal risk category levels:

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

For a description of the categories and allowance percentages under the previous guidelines, see “—Statistical Information—Classification of Loan Portfolio and Allowances for Loan Losses under the Previous Guidelines—Allowances for Loan Losses under the Previous Guidelines—Global Allowances for Loan Losses.”

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

Additional Allowances

Under the Chilean Superintendency of Bank’s regulations, banks may create allowances in addition to those established pursuant to their model-based evaluation of the loan portfolio. However, a bank may create additional allowances only to cover specific risks that have been authorized by the board of directors. Our board of directors has established additional allowances to cover the unexpected deterioration of our loan portfolio.

The concept of voluntary allowances has been eliminated by the amended regulations that have been in effect since January 1, 2004. See “—Selected Statistical Information— Classification of Loan Portfolio and Allowances for Loan Losses under the Previous Guidelines—Allowances for Loan Losses under the Previous Guidelines—Voluntary Allowances for Loan Losses.”

Obligations Denominated in Foreign Currencies

Foreign currency-denominated obligations of Chilean banks are subject to two requirements:

•	a reserve requirement of 9.0% for demand deposits and 3.6% for time deposits. See “—Reserve Requirements” above; and

•	a bank’s aggregate amount of net foreign currency liabilities having an original maturity of less than 30 days cannot exceed its net capital base and the aggregate amount of net foreign currency liabilities having an original maturity of less than 90 days cannot exceed twice its net capital base.

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

Prevention of Money Laundering and the Financing of Terrorism

On March 6, 2006, the Chilean Superintendency of Banks issued regulations governing the requirements applicable to banks with respect to prevention of money laundering and terrorism financing. The regulations are aimed at incorporating international anti-money laundering and terrorism financing laws to the Chilean banking industry. Pursuant to the regulations, the Chilean Superintendency of Banks requires that banks implement “know your customer” policies, which must be approved by its board of directors and must take into account the volume and complexity of its operations, as well as the operations of its affiliates and foreign branches and other related parties.

In general, such policies are aimed at:

•	properly identifying customers, including their background, transactional profile, source and amount of funds, country of origin and other risk factors;

•	identifying what the Chilean Superintendency of Banks has defined as “persons politically exposed at the international level,” or PEPs;

•	regulating PEP account-opening procedures;

•	regulating account-opening procedures generally, including requirements that persons opening accounts present valid government-issued identification, evidence of solvency, verification of address, etc.); and

•	in the case of persons other than individuals, requiring copies of constituent documents, as well as identification of the owners, board members and officers, as well as a detailed explanation of line of business and other identifying data such as legal representatives, addresses and phone numbers.

This information must be updated at least annually and used by the bank to build a transactional profile of expected volume and type of transactions or products the customer will require. This information is used to evaluate the consistency of customer transactions with the defined transactional profile. Additionally, for unexpected transactions, new customers and PEPs, banks must require a statement, supported by adequate documentation, regarding the source of the funds for any such transaction that exceeds the lesser of (i) 450 UF or (ii) the limit defined by the bank’s internal policies.

ORGANIZATIONAL STRUCTURE

The following diagram presents our current corporate structure, including our subsidiaries and foreign branches and their respective ownership interests:

With the exception of Banchile Trade Services Limited, which was incorporated in Hong Kong, all of the subsidiaries presented above have their jurisdiction of incorporation in the Republic of Chile.

PROPERTY, PLANTS AND EQUIPMENT

We are domiciled in Chile and own the building located at Ahumada 251, Santiago, Chile that is approximately 65,000 square meters and serves as our executive offices and as the executive offices for most our subsidiaries. In addition, we own an approximately 15,000 square meter building located at Huerfanos 740, Santiago, Chile where the remainder of our executive offices are located. At December 31,

2005, we owned the properties on which 139 of our full-service branches are located (approximately 102,400 square meters of office space). We lease office space for our remaining 109 full-service branches, the New York and Miami branches, as well as for our representative offices. We also own properties throughout Chile for back office and administrative operations, as well as for storage of documents and other purposes. We believe that our facilities are adequate for our present needs and suitable for their intended purposes.

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

Average Balance Sheets, Interest Earned on Interest Earning Assets and Interest Paid on Interest Bearing Liabilities

The average balances for interest earning assets and interest bearing liabilities, including interest and readjustments received and paid, have been calculated on the basis of our daily balances and on the basis of monthly balances for our subsidiaries. These average balances are presented in Chilean pesos (Ch$), in UF and in foreign currencies (principally U.S. dollar). The UF is an inflation-indexed Chilean monetary unit of account with a value in Chilean pesos which is linked to, and which is adjusted daily to reflect changes in, the Consumer Price Index of the Chilean National Institute of Statistics. See Note 1(b) to our audited consolidated financial statements.

The nominal interest rate has been calculated by dividing the amount of interest and principal readjustment gain or loss during the period by the related average balance, both amounts expressed in constant pesos. The nominal rates calculated for each period have been converted into real rates using the following formulas:

Rp	=	1 + Np	_	1
1 + I

and

Rd	=	(1 + Nd)(1 + D)	_	1
1 + I

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

Due to the significant revaluation of the Chilean peso against the U.S. dollar in 2005 and 2004 (the published observed exchange rate was Ch$514.21 per U.S.$1.00 on December 31, 2005 as compared to Ch$559.83 and Ch$599.42 per U.S.$1.00 on December 31, 2004 and 2003, respectively), and the fact that nominal interest rates and the inflation rate were comparatively low in 2005 and 2004, most real interest rates on foreign currency assets and liabilities shown in the tables in “—Selected Statistical Information” are negative for 2005.

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

Included in interbank deposits are current accounts maintained in the Central Bank and overseas banks. Such assets have a distorting effect on the average interest rate earned on total interest earning assets because of balances maintained in:

•	the Central Bank, only the portion that is legally required to be held for liquidity purposes earns interest; and

•	overseas banks earn interest on certain accounts in certain countries.

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

The following tables show, by currency of denomination, average balances and, where applicable, interest amounts, nominal and real rates for our assets and liabilities for the years ended December 31, 2003, 2004 and 2005:

	Year Ended December 31,
	2003						2004						2005
	Average balance		Interest earned		Average nominal rate	Average real rate	Average balance		Interest earned		Average nominal rate	Average real rate	Average balance		Interest earned		Average nominal rate	Average real rate
	(in millions of constant Ch$ as of December 31, 2005, except percentages)
Assets

Interest earning assets

Interbank deposits
Ch$		—		—	—	—		—		—	—	—		—		—	—	—
UF		—		—	—	—		—		—	—	—		—		—	—	—
Foreign currency	Ch$	127,493	Ch$	1,933	1.52	(15.49)	Ch$	100,202	Ch$	2,447	2.44	(6.59)	Ch$	157,485	Ch$	8,875	5.64	(6.40)

Total		127,493		1,933	1.52	(15.49)		100,202		2,447	2.44	(6.59)		157,485		8,875	5.64	(6.40)

Financial investments
Ch$		828,873		29,407	3.55	2.45		1,023,918		27,224	2.66	0.22		712,226		24,661	3.46	(0.19)
UF		159,752		8,354	5.23	4.12		141,322		8,632	6.11	3.59		123,044		7,623	6.20	2.45
Foreign currency		900,674		(58,240)	—	—		735,004		5,007	0.68	(8.19)		600,168		23,334	3.89	(7.95)

Total		1,889,299		(20,479)	—	—		1,900,244		40,863	2.15	(2.78)		1,435,438		55,618	3.87	(3.21)

Commercial loans
Ch$		1,196,480		111,876	9.35	8.19		1,285,503		85,575	6.66	4.13		1,497,762		98,235	6.56	2.80
UF		1,864,761		114,031	6.12	4.99		1,993,269		144,409	7.24	4.70		2,483,890		205,581	8.28	4.45
Foreign currency		297,566		16,391	5.51	(12.17)		229,439		4,901	2.14	(6.87)		285,896		9,788	3.42	(8.36)

Total		3,358,807		242,298	7.21	4.61		3,508,211		234,885	6.70	3.73		4,267,548		313,604	7.35	3.01

Consumer loans
Ch$		419,219		86,091	20.54	19.26		631,811		122,825	19.44	16.61		745,754		146,254	19.61	15.39
UF		28,756		2,694	9.37	8.21		25,756		2,672	10.37	7.76		24,137		2,700	11.19	7.26
Foreign currency		—		—	—	—		—		—	—	—		—		—	—	—

Total		447,975		88,785	19.82	18.55		657,567		125,497	19.09	16.26		769,891		148,954	19.35	15.13

Interbank loans
Ch$		57,842		1,336	2.31	1.23		32,475		589	1.81	(0.60)		38,272		1,347	3.52	(0.14)
UF		—		—	—	—		—		—	—	—		—		—	—	—
Foreign currency		31,060		603	1.94	(15.13)		14,325		260	1.82	(7.16)		1,514		76	5.02	(6.95)

Total		88,902		1,939	2.18	(4.49)		46,800		849	1.81	(2.61)		39,786		1,423	3.58	(0.39)

Leasing contracts
Ch$		6,501		641	9.86	8.70		16,551		1,112	6.72	4.19		18,132		1,607	8.86	5.02
UF		221,310		22,289	10.07	8.91		261,082		26,935	10.32	7.70		334,681		36,998	11.05	7.13
Foreign currency		53,848		(4,965)	—	—		37,407		(160)	—	—		38,407		(1,344)	—	—

Total		281,659		17,965	6.38	7.20		315,040		27,887	8.85	6.60		391,220		37,261	9.52	6.34

Foreign trade loans
Ch$		47,380		2,051	4.33	3.22		92,339		3,201	3.47	1.01		86,638		4,027	4.65	0.95
UF		13,443		107	0.80	(0.27)		20,919		499	2.39	(0.04)		22,037		880	3.99	0.32
Foreign currency		634,007		2,438	0.38	(16.43)		594,240		17,502	2.95	(6.13)		524,925		20,456	3.90	(7.94)

Total		694,830		4,596	0.66	(14.78)		707,498		21,202	3.00	(5.02)		633,600		25,363	4.00	(6.44)

Mortgage loans
Ch$		—		—	—	—		—		—	—	—		—		—	—	—
UF		1,228,778		113,018	9.20	8.04		1,036,992		103,764	10.01	7.40		721,962		82,961	11.49	7.55
Foreign currency		—		—	—	—		—		—	—	—		—		—	—	—

Total		1,228,778		113,018	9.20	8.04		1,036,992		103,764	10.01	7.40		721,962		82,961	11.49	7.55

Contingent loans
Ch$		47,307		1,644	3.48	3.48		61,876		1,807	2.92	2.92		81,586		1,683	2.06	2.06
UF		136,175		1,748	1.28	1.28		192,260		1,979	1.03	1.03		290,200		2,327	0.80	0.80
Foreign currency		235,780		72	0.03	0.03		239,711		79	0.03	0.03		242,939		339	0.14	0.14

Total		419,262		3,464	0.83	0.83		493,847		3,865	0.78	0.78		614,725		4,349	0.71	0.71

Past due loans
Ch$		30,132		761	2.53	1.44		22,581		880	3.90	1.43		20,385		1,124	5.51	1.79
UF		103,742		959	0.92	(0.14)		74,655		816	1.09	(1.31)		59,167		617	1.04	(2.52)
Foreign currency		9,853		2	0.02	(16.73)		5,289		(22)	—	—		2,205		—	—	—

Total		143,727		1,722	1.20	(0.95)		102,525		1,674	1.63	(0.63)		81,757		1,741	2.13	(1.38)

Total interest earning assets
Ch$		2,633,734		233,807	8.88	7.72		3,167,054		243,213	7.68	5.12		3,200,755		278,938	8.71	4.88
UF		3,756,717		263,200	7.01	5.87		3,746,255		289,706	7.73	5.18		4,059,118		339,687	8.37	4.54
Foreign currency		2,290,281		(41,766)	—	—		1,955,617		30,014	1.53	(7.42)		1,853,539		61,524	3.32	(8.45)

Total	Ch$	8,680,732	Ch$	455,241	5.24%	4.89%	Ch$	8,868,926	Ch$	562,933	6.35%	2.38%	Ch$	9,113,412	Ch$	680,149	7.46%	2.02%

	Year Ended December 31,
	2003						2004						2005
	Average balance		Interest earned		Average nominal rate	Average real rate	Average balance		Interest earned		Average nominal rate	Average real rate	Average balance		Interest earned		Average nominal rate	Average real rate
	(in millions of constant Ch$ as of December 31, 2005, except percentages)
Assets

Non–interest earning assets

Cash and due from banks
Ch$	Ch$	561,777		—	—	—	Ch$	536,436		—	—	—	Ch$	511,576		—	—	—
UF		—		—	—	—		—		—	—	—		—		—	—	—
Foreign currency		119,824		—	—	—		152,382		—	—	—		259,398		—	—	—

Total		681,601		—	—	—		688,818		—	—	—		770,974		—	—	—

Allowances for loan losses
Ch$		(203,710)		—	—	—		(169,733)		—	—	—		(138,976)		—	—	—
UF		—		—	—	—		—		—	—	—		—		—	—	—
Foreign currency		(4,087)		—	—	—		(2,025)		—	—	—		(1,462)		—	—	—

Total		(207,797)		—	—	—		(171,758)		—	—	—		(140,438)		—	—	—

Fixed assets
Ch$		140,823		—	—	—		132,681		—	—	—		135,487		—	—	—
UF		—		—	—	—		—		—	—	—		—		—	—	—
Foreign currency		1,488		—	—	—		841		—	—	—		1,649		—	—	—

Total		142,311		—	—	—		133,522		—	—	—		137,136		—	—	—

Other assets
Ch$		225,708		—	—	—		317,965		—	—	—		338,691		—	—	—
UF		1,290		—	—	—		1,273		—	—	—		1,356		—	—	—
Foreign currency		69,225		—	—	—		108,125		—	—	—		104,386		—	—	—

Total		296,223		—	—	—		427,363		—	—	—		444,433		—	—	—

Total non–interest earning assets
Ch$		724,598		—	—	—		817,349		—	—	—		846,778		—	—	—
UF		1,290		—	—	—		1,273		—	—	—		1,356		—	—	—
Foreign currency		186,450		—	—	—		259,323		—	—	—		363,971		—	—	—

Total		912,338		—	—	—		1,077,945		—	—	—		1,212,105		—	—	—

Total assets
Ch$	Ch$	3,358,332	Ch$	233,807	—	—	Ch$	3,984,403	Ch$	243,213	—	—	Ch$	4,047,533	Ch$	278,938	—	—
UF		3,758,007		263,200	—	—		3,747,528		289,706	—	—		4,060,474		339,687	—	—
Foreign currency		2,476,731		(41,766)	—	—		2,214,940		30,014	—	—		2,217,510		61,524	—	—

Total	Ch$	9,593,070	Ch$	455,241	—	—	Ch$	9,946,871	Ch$	562,933	—	—	Ch$	10,325,517	Ch$	680,149	—	—

	Year Ended December 31,
	2003						2004						2005
	Average balance		Interest paid		Average nominal rate	Average real rate	Average balance		Interest paid		Average nominal rate	Average real rate	Average balance		Interest paid		Average nominal rate	Average real rate
	(in millions of constant Ch$ as of December 31, 2005, except percentages)
Liabilities
Interest bearing liabilities

Interest bearing demand deposits
Ch$		—		—	—	—		—		—	—	—		—		—	—	—
UF		—		—	—	—		—		—	—	—		—		—	—	—
Foreign currency		—		—	—	—		—		—	—	—		—		—	—	—

Total		—		—	—	—		—		—	—	—		—		—	—	—

Savings accounts
Ch$		—		—	—	—		—		—	—	—		—		—	—	—
UF	Ch$	183,338	Ch$	3,094	1.69	0.61	Ch$	152,062	Ch$	3,373	2.22	(0.21)	Ch$	139,267	Ch$	5,350	3.84	0.18
Foreign currency		—		—	—	—		—		—	—	—		—		—	—	—

Total		183,338		3,094	1.69	0.61		152,062		3,373	2.22	(0.21)		139,267		5,350	3.84	0.18

Time deposits
Ch$		1,856,616		65,576	3.53	2.44		1,974,154		46,570	2.36	(0.07)		2,194,900		88,141	4.02	0.34
UF		827,634		19,941	2.41	1.33		735,824		27,167	3.69	1.23		1,038,348		58,410	5.63	1.90
Foreign currency		852,603		3,599	0.42	(16.40)		880,835		14,981	1.70	(7.26)		700,873		21,467	3.06	(8.68)

Total		3,536,853		89,116	2.52	(2.36)		3,590,813		88,718	2.47	(1.57)		3,934,121		168,018	4.27	(0.85)

Central Bank borrowings
Ch$		8,852		229	2.59	1.50		10,427		215	2.06	(0.36)		30,230		953	3.15	(0.49)
UF		3,515		208	5.92	4.80		2,405		153	6.36	3.84		1,592		95	5.97	2.23
Foreign currency		—		—	—	—		—		—	—	—		—		—	—	—

Total		12,367		437	3.53	2.44		12,832		368	2.87	0.43		31,822		1,048	3.29	(0.35)

Repurchase agreements
Ch$		226,366		5,451	2.41	1.32		340,738		4,144	1.22	(1.19)		195,809		5,391	2.75	(0.87)
UF		26,311		4	0.02	(1.04)		827		—	—	—		1,261		1	0.08	(3.45)
Foreign currency		119,996		3,779	3.15	(14.13)		98,561		3,948	4.01	(5.16)		101,477		4,499	4.43	(7.46)

Total		372,673		9,234	2.48	(3.82)		440,126		8,092	1.84	(2.07)		298,547		9,891	3.31	(3.13)

Mortgage finance bonds
Ch$		—		—	—	—		—		—	—	—		—		—	—	—
UF		1,089,265		80,407	7.38	6.24		946,971		77,411	8.17	5.61		616,794		50,553	8.20	4.38
Foreign currency		—		—	—	—		—		—	—	—		—		—	—	—

Total		1,089,265		80,407	7.38	6.24		946,971		77,411	8.17	5.61		616,794		50,553	8.20	4.38

Other interest bearing liabilities(1)
Ch$		105,358		10,013	9.50	8.34		129,988		2,180	1.68	(0.74)		166,123		2,884	1.74	(1.86)
UF		310,932		23,684	7.62	6.48		337,243		31,911	9.46	6.87		535,715		53,569	10.00	6.12
Foreign currency		722,195		891	0.12	(16.65)		697,056		10,583	1.52	(7.43)		759,488		19,038	2.51	(9.17)

Total		1,138,485		34,588	3.04	(8.02)		1,164,287		44,674	3.84	(2.54)		1,461,326		75,491	5.17	(2.74)

Total interest bearing liabilities
Ch$		2,197,192		81,269	3.70	2.60		2,455,307		53,109	2.16	(0.26)		2,587,062		97,369	3.76	0.10
UF		2,440,995		127,338	5.22	4.10		2,175,332		140,015	6.44	3.91		2,332,977		167,978	7.20	3.42
Foreign currency		1,694,794		8,269	0.49	(16.34)		1,676,452		29,512	1.76	(7.21)		1,561,838		45,004	2.88	(8.84)

Total	Ch$	6,332,981	Ch$	216,876	3.42%	(1.89)%	Ch$	6,307,091	Ch$	222,636	3.53%	(0.67)%	Ch$	6,481,877	Ch$	310,351	4.79%	(0.86)%

(1)	Other interest bearing liabilities primarily include foreign borrowings, subordinated bonds, bonds and borrowings from domestic financial institutions.

	Year Ended December 31,
	2003						2004						2005
	Average balance		Interest paid		Average nominal rate	Average real rate	Average balance		Interest paid		Average nominal rate	Average real rate	Average balance		Interest paid		Average nominal rate	Average real rate
	(in millions of constant Ch$ as of December 31, 2005, except percentages)
Liabilities

Non–interest bearing liabilities

Non–interest bearing demand deposits
Ch$	Ch$	1,444,641		—	—	—	Ch$	1,574,106		—	—	—	Ch$	1,672,191		—	—	—
UF		12,157		—	—	—		37,249		—	—	—		13,500		—	—	—
Foreign currency		484,281		—	—	—		552,340		—	—	—		500,135		—	—	—

Total		1,941,079		—	—	—		2,163,695		—	—	—		2,185,826		—	—	—

Contingent liabilities
Ch$		47,176		—	—	—		61,641		—	—	—		81,427		—	—	—
UF		135,742		—	—	—		191,943		—	—	—		289,737		—	—	—
Foreign currency		236,335		—	—	—		241,988		—	—	—		245,211		—	—	—

Total		419,253		—	—	—		495,572		—	—	—		616,375		—	—	—

Other non–interest bearing					—	—					—	—					—	—
Ch$		114,085		—	—	—		200,719		—	—	—		237,192		—	—	—
UF		3,949		—	—	—		4,990		—	—	—		6,939		—	—	—
Foreign currency		88,955		—	—	—		103,554		—	—	—		119,530		—	—	—

Total		206,989		—	—	—		309,263		—	—	—		363,661		—	—	—

Shareholders’ equity
Ch$		692,768		—	—	—		671,250		—	—	—		677,778		—	—	—
UF		—		—	—	—		—		—	—	—		—		—	—	—
Foreign currency		—		—	—	—		—		—	—	—		—		—	—	—

Total		692,768		—	—	—		671,250		—	—	—		677,778		—	—	—

Total non–interest bearing liabilities and shareholders’ equity
Ch$		2,298,670		—	—	—		2,507,716		—	—	—		2,668,588		—	—	—
UF		151,848		—	—	—		234,182		—	—	—		310,176		—	—	—
Foreign currency		809,571		—	—	—		897,882		—	—	—		864,876		—	—	—

Total		3,260,089		—	—	—		3,639,780		—	—	—		3,843,640		—	—	—

Total liabilities and shareholders’ equity
Ch$		4,495,862		81,269	—	—		4,963,023		53,109	—	—		5,255,650		97,369	—	—
UF		2,592,843		127,338	—	—		2,409,514		140,015	—	—		2,643,153		167,978	—	—
Foreign currency		2,504,365		8,269	—	—		2,574,334		29,512	—	—		2,426,714		45,004	—	—

Total	Ch$	9,593,070	Ch$	216,876	—	—	Ch$	9,946,871	Ch$	222,636	—	—	Ch$	10,325,517	Ch$	310,351	—	—

Interest Earning Assets and Net Interest Margin

The following table analyzes, by currency of denomination, the levels of our average interest earning assets and net interest, and illustrates the comparative margins obtained, for each of the periods indicated.

	Year Ended December 31,
	2003		2004		2005
	(in millions of constant Ch$ as of December 31, 2005, except for percentages)
Total average interest earning assets
Ch$	Ch$	2,633,734	Ch$	3,167,054	Ch$	3,200,755
UF		3,756,717		3,746,255		4,059,118
Foreign currency		2,290,281		1,955,617		1,853,539

Total		8,680,732		8,868,926		9,113,412

Net interest earned(1)
Ch$		152,538		190,104		181,569
UF		135,862		149,691		171,709
Foreign currency		(50,035)		502		16,520

Total	Ch$	238,365	Ch$	340,297	Ch$	369,798

Net interest margin, nominal basis(2)
Ch$		5.79%		6.00%		5.67%
UF		3.62		4.00		4.23
Foreign currency		(2.18)		0.03		0.89

Total		2.75%		3.84%		4.06%

(1)	Net interest earned is defined as interest revenue earned less interest expense incurred.
(2)	Net interest margin, nominal basis is defined as net interest earned divided by average interest earning assets.

Changes in Net Interest Revenue—Volume and Rate Analysis

The following tables compare, by currency of denomination, changes in our net interest revenue between 2004 and 2005 and between 2003 and 2004 caused by (i) changes in the average volume of interest earning assets and interest bearing liabilities and (ii) changes in their respective nominal interest rates. Volume and rate variances have been calculated based on movements in average balances over the period and changes in nominal interest rate, average interest earning assets and average interest bearing liabilities. The net change attributable to changes in both volume and rate has been allocated proportionately to the change in volume and the change in rate.

	Increase (Decrease) from 2003 to 2004 due to changes in				Net change from 2003 to 2004		Increase (Decrease) from 2004 to 2005 due to changes in				Net change from 2004 to 2005
	Volume		Rate				Volume		Rate
	(in millions of constant Ch$ as of December 31, 2005)
Assets

Interest earning assets

Interbank deposits
Ch$		—		—		—		—		—		—
UF		—		—		—		—		—		—
Foreign currency	Ch$	(479)	Ch$	993	Ch$	514	Ch$	1,955	Ch$	4,473	Ch$	6,428

Total		(479)		993		514		1,955		4,473		6,428

Financial investments
Ch$		6,080		(8,263)		(2,183)		(9,544)		6,981		(2,563)
UF		(1,030)		1,308		278		(1,131)		122		(1,009)
Foreign currency		—		63,247		63,247		(1,081)		19,408		18,327

Total		5,050		56,292		61,342		(11,756)		26,511		14,755

Commercial loans
Ch$		7,832		(34,133)		(26,301)		13,939		(1,279)		12,660
UF		8,253		22,125		30,378		38,751		22,421		61,172
Foreign currency		(3,127)		(8,363)		(11,490)		1,417		3,470		4,887

Total		12,958		(20,371)		(7,413)		54,107		24,612		78,719

Consumer loans
Ch$		41,550		(4,816)		36,734		22,337		1,092		23,429
UF		(296)		274		(22)		(174)		202		28
Foreign currency		—		—		—		—		—		—

Total		41,254		(4,542)		36,712		22,163		1,294		23,457

Interbank loans
Ch$		(501)		(246)		(747)		121		637		758
UF		—		—		—		—		—		—
Foreign currency		(306)		(37)		(343)		(371)		187		(184)

Total		(807)		(283)		(1,090)		(250)		824		574

Leasing contracts
Ch$		729		(258)		471		114		381		495
UF		4,092		554		4,646		8,026		2,037		10,063
Foreign currency		—		4,805		4,805		—		(1,184)		(1,184)

Total		4,821		5,101		9,922		8,140		1,234		9,374

Foreign trade loans
Ch$		1,626		(476)		1,150		(208)		1,034		826
UF		85		307		392		28		353		381
Foreign currency		(162)		15,226		15,064		(2,216)		5,170		2,954

Total		1,549		15,057		16,606		(2,396)		6,557		4,161

Mortgage loans
Ch$		—		—		—		—		—		—
UF		(18,632)		9,378		(9,254)		(34,665)		13,862		(20,803)
Foreign currency		—		—		—		—		—		—

Total		(18,632)		9,378		(9,254)		(34,665)		13,862		(20,803)

Contingent loans
Ch$		453		(290)		163		488		(612)		(124)
UF		624		(393)		231		853		(505)		348
Foreign currency		1		6		7		1		259		260

Total		1,078		(677)		401		1,342		(858)		484

Past due loans
Ch$		(223)		342		119		(92)		336		244
UF		(299)		156		(143)		(163)		(36)		(199)
Foreign currency		(1)		(23)		(24)		—		22		22

Total		(523)		475		(48)		(255)		322		67

Total interest earning assets
Ch$		57,546		(48,140)		9,406		27,155		8,570		35,725
UF		(7,203)		33,709		26,506		11,525		38,456		49,981
Foreign currency		(4,074)		75,854		71,780		(295)		31,805		31,510

Total	Ch$	46,269	Ch$	61,423	Ch$	107,692	Ch$	38,385	Ch$	78,831	Ch$	117,216

	Increase (Decrease) from 2003 to 2004 due to changes in				Net change from 2003 to 2004		Increase (Decrease) from 2004 to 2005 due to changes in				Net change from 2004 to 2005
	Volume		Rate				Volume		Rate
	(in millions of constant Ch$ as of December 31, 2005)
Liabilities

Interest bearing liabilities

Interest bearing demand deposits
Ch$		—		—		—		—		—		—
UF		—		—		—		—		—		—
Foreign currency		—		—		—		—		—		—

Total		—		—		—		—		—		—

Savings accounts
Ch$		—		—		—		—		—		—
UF	Ch$	(586)	Ch$	865	Ch$	279	Ch$	(305)	Ch$	2,282	Ch$	1,977
Foreign currency		—		—		—		—		—		—

Total		(586)		865		279		(305)		2,282		1,977

Time deposits
Ch$		3,931		(22,937)		(19,006)		5,710		35,861		41,571
UF		(2,415)		9,641		7,226		13,742		17,501		31,243
Foreign currency		123		11,259		11,382		(3,559)		10,045		6,486

Total		1,639		(2,037)		(398)		15,893		63,407		79,300

Central Bank borrowings
Ch$		37		(51)		(14)		577		161		738
UF		(70)		15		(55)		(49)		(9)		(58)
Foreign currency		—		—		—		—		—		—

Total		(33)		(36)		(69)		528		152		680

Repurchase agreements
Ch$		2,066		(3,373)		(1,307)		(2,324)		3,571		1,247
UF		(2)		(2)		(4)		—		1		1
Foreign currency		(748)		917		169		120		431		551

Total		1,316		(2,458)		(1,142)		(2,204)		4,003		1,799

Mortgage finance bonds
Ch$		—		—		—		—		—		—
UF		(11,123)		8,127		(2,996)		(27,061)		203		(26,858)
Foreign currency		—		—		—		—		—		—

Total		(11,123)		8,127		(2,996)		(27,061)		203		(26,858)

Other interest bearing liabilities
Ch$		1,915		(9,748)		(7,833)		625		79		704
UF		2,130		6,097		8,227		19,752		1,906		21,658
Foreign currency		(32)		9,724		9,692		1,022		7,433		8,455

Total		4,013		6,073		10,086		21,399		9,418		30,817

Total interest bearing liabilities
Ch$		7,949		(36,109)		(28,160)		4,588		39,672		44,260
UF		(12,066)		24,743		12,677		6,079		21,884		27,963
Foreign currency		(657)		21,900		21,243		(2,417)		17,909		15,492

Total	Ch$	(4,774)	Ch$	10,534	Ch$	5,760	Ch$	8,250	Ch$	79,465	Ch$	87,715

Investment Portfolio

The following table sets forth our investment in Chilean government and corporate securities and certain other financial investments as of December 31, 2003, 2004 and 2005. Financial investments traded on a secondary market are shown adjusted to market value, following specific instructions from the Chilean Superintendency of Banks. These instructions provide for the recognition of such adjustments against income except in the case of a permanent portfolio, where an equity account, “Unrealized gains (losses) on permanent financial investments,” may be directly adjusted, subject to certain restrictions.

	December 31,						Weighted Average Nominal Rate
	2003		2004		2005		at December 31, 2005
	(in millions of constant Ch$ as of December 31, 2005, except for rate data)
Central Bank and Government Securities
Central Bank debt securities	Ch$	1,028,345	Ch$	936,268	Ch$	592,531	3.34%
Chilean government securities		44,438		10,280		19,007	5.66
Investments purchased under agreements to resell		31,496		27,257		46,695	4.32
Investments collateral under agreements to repurchase		344,667		176,101		90,011	4.34

Subtotal		1,448,946		1,149,906		748,244	3.58

Corporate Securities and Other Financial Investments
Investments in Chilean financial institutions		140,113		44,758		74,189	4.21
Foreign government notes		35,693		29,317		37,357	2.97
Investments in foreign countries		198,107		142,231		315,578	4.21
Other financial investments		112,949		115,344		120,432	6.23
Investments collateral under agreements to repurchase		99,136		183,580		154,209	5.55

Subtotal		585,998		515,230		701,765	4.79

Total	Ch$	2,034,944	Ch$	1,665,136	Ch$	1,450,009	4.16%

At December 31, 2005, financial instruments issued by the Central Bank were the only financial instruments we held whose aggregate book value exceeded 10% of our shareholders’ equity. These financial instruments are accounted for in the audited consolidated financial statements at market value. See Note 1(f) to our audited consolidated financial statements. The value of such investments at December 31, 2005 is as follows:

Issuer	Carrying Value		Market Value
	(in millions of constant Ch$ as of December 31, 2005)
Central Bank	Ch$	729,237	Ch$	729,237

The following table sets forth an analysis of our investments at December 31, 2005, by time remaining to maturity and the weighted average nominal rates of such investments:

	Within one year(1)		Rate	After one year but within five years	Rate	After five years	Rate	Total		Rate
	(in millions of constant Ch$ as of December 31, 2005, except for rate data)
Central Bank and Government Securities
Central Bank debt securities	Ch$	592,531	3.34%	—	—	—	—	Ch$	592,531	3.34%
Chilean government securities		19,007	5.66	—	—	—	—		19,007	5.66
Investments purchased under agreements to resell		46,695	4.32	—	—	—	—		46,695	4.32
Investments collateral under agreements to repurchase		90,011	4.34	—	—	—	—		90,011	4.34

Subtotal		748,244	3.58	—	—	—	—		748,244	3.58

Corporate Securities and Other Financial Investments
Investments in Chilean financial institutions		74,189	4.21	—	—	—	—		74,189	4.21
Foreign government notes		37,357	2.97	—	—	—	—		37,357	2.97
Investments in foreign countries		315,578	4.21	—	—	—	—		315,578	4.21
Other financial investments		120,432	6.23	—	—	—	—		120,432	6.23
Investments collateral under agreements to repurchase		154,209	5.55	—	—	—	—		154,209	5.55

Subtotal		701,765	4.79	—	—	—	—		701,765	4.79

Total	Ch$	1,450,009	4.16%	—	—	—	—	Ch$	1,450,009	4.16%

(1)	In accordance with the regulations of the Chilean Superintendency of Banks, trading investments are classified as due within 1 year.

The following table sets forth an analysis under U.S. GAAP of investments held to maturity by type:

	As of December 31,
	2003						2004						2005
Instruments	Carrying Value		Unrealized Gains (Losses)		Estimated Fair Value		Carrying Value		Unrealized Gains (Losses)		Estimated Fair Value		Carrying Value		Unrealized Gains (Losses)		Estimated Fair Value
	(in millions of constant Ch$ as of December 31, 2005)
U.S. government debt securities	Ch$	22,318	Ch$	4	Ch$	22,322	Ch$	17,424	Ch$	(2)	Ch$	17,422	Ch$	15,364	Ch$	(1)	Ch$	15,363

Total	Ch$	22,318	Ch$	4	Ch$	22,322	Ch$	17,424	Ch$	(2)	Ch$	17,422	Ch$	15,364	Ch$	(1)	Ch$	15,363

Loan Portfolio

The following table analyzes our loans by type of loan and risk classification. All loan amounts stated below are before deduction of allowances for loan losses. Total loans reflect our loan portfolio, including past due principal amounts.

	December 31,
	2001		2002		2003		2004		2005
	(in millions of constant Ch$ as of December 31, 2005)
Commercial loans:
General commercial loans	Ch$	1,788,446	Ch$	2,809,148	Ch$	2,805,673	Ch$	2,970,510	Ch$	3,510,902
Foreign trade loans		416,608		656,029		699,028		620,617		550,770
Interbank loans		26,227		58,793		14,042		15,745		25,012
Leasing contracts		184,657		267,157		285,604		356,232		454,805
Other outstanding loans		353,686		415,365		468,290		969,947		1,335,021

Subtotal commercial loans		2,769,624		4,206,492		4,272,637		4,933,051		5,876,510

Mortgage loans:
Residential		459,714		622,884		641,493		459,813		367,962
Commercial		432,816		650,487		556,362		389,585		302,385

Subtotal mortgage loans		892,530		1,273,371		1,197,855		849,398		670,347

Consumer loans		230,034		563,598		625,125		716,758		864,144

Past due loans:
Commercial loans		42,020		138,507		96,153		70,197		53,291
Residential mortgage loans		6,962		10,988		11,873		13,059		13,863
Consumer loans		3,017		4,879		3,578		3,826		3,870
Leasing contracts		486		1,074		430		652		325

Subtotal past due loans		52,485		155,448		112,034		87,734		71,349

Contingent loans		318,144		409,452		434,967		550,013		723,574

Total loans	Ch$	4,262,817	Ch$	6,608,361	Ch$	6,642,618	Ch$	7,136,954	Ch$	8,205,924

The loan categories are as follows:

Commercial loans are short-term and long-term loans made to companies or businesses, at variable or fixed interest rates in order to finance working capital or investments.

Consumer loans are loans to individuals made principally in Chilean pesos or UF, generally on a fixed rate basis, to finance the purchase of consumer goods or to pay for services. Credit card balances subject to interest charges are also included in this category.

Mortgage loans are inflation indexed, fixed rate, long-term loans with monthly payments of principal and interest collateralized by a real property mortgage. These loans are financed through the issuance of mortgage finance bonds. At the time of its issuance, the amount of a mortgage loan cannot be more than 75% of the value of the property.

Foreign trade loans are variable or fixed rate, short-term loans made in foreign currencies (principally U.S. dollars) to finance imports and exports.

Leasing contracts are agreements for financing leases of capital equipment and other property.

Other outstanding loans principally include bills of exchange, other mortgage loans that are financed by our general borrowings and factoring.

Past due loans represent loans or shares of loans that are overdue as to any payment of principal or interest by 90 days or more.

Contingent loans consist of open and unused letters of credit together with guarantees granted by us in Chilean pesos, UF and foreign currencies (principally U.S. dollars). Unlike U.S. GAAP, Chilean GAAP requires such loans to be included on a bank’s balance sheet. See Note 28 to our consolidated audited financial statements for a description of the significant differences between Chilean GAAP and U.S. GAAP as they relate to our consolidated subsidiaries and us.

Any collateral provided generally consists of a mortgage on real estate, a pledge of marketable securities, a letter of credit or cash. The existence and amount of collateral varies from loan to loan.

Maturity and Interest Rate Sensitivity of Loans as of December 31, 2005

The following table sets forth an analysis by type and time remaining to maturity of our loans at December 31, 2005:

	Balance as of December 31, 2005		Due within 1 month		Due after 1 month but within 6 months		Due after 6 months but within 12 months		Due after 1 year but within 3 years		Due after 3 years but within 5 years		Due after 5 years
	(in millions of constant Ch$ as of December 31, 2005)
Commercial loans	Ch$	3,510,902	Ch$	497,795	Ch$	839,212	Ch$	327,955	Ch$	643,949	Ch$	434,879	Ch$	767,112
Consumer loans		864,144		291,260		127,168		116,442		268,920		54,496		5,858
Mortgage loans		670,347		7,453		28,621		34,296		132,748		124,000		343,229
Foreign trade loans		550,770		97,416		336,394		72,587		19,510		15,452		9,411
Interbank loans		25,012		25,012		—		—		—		—		—
Leasing contracts		454,805		19,652		50,754		55,941		164,522		80,299		83,637
Other outstanding loans		1,335,021		214,011		117,293		36,729		141,302		131,248		694,438
Past due loans		71,349		71,349		—		—		—		—		—

Subtotal		7,482,350		1,223,948		1,499,442		643,950		1,370,951		840,374		1,903,685
Contingent loans		723,574		141,533		240,461		163,433		153,073		21,957		3,117

Total loans	Ch$	8,205,924	Ch$	1,365,481	Ch$	1,739,903	Ch$	807,383	Ch$	1,524,024	Ch$	862,331	Ch$	1,906,802

The following table presents the interest rate sensitivity of our outstanding loans due after one year as of December 31, 2005, not including contingent loans:

	As of December 31, 2005
	(in millions of constant Ch$ as of December 31, 2005)
Variable rate
Ch$	Ch$	102,775
UF		1,320,009
Foreign currency		110,550

Total		1,533,334
Fixed rate
Ch$		607,766
UF		1,930,199
Foreign currency		43,711

Total		2,581,676

Total	Ch$	4,115,010

Loans by Economic Activity

The following table sets forth, at the dates indicated, an analysis of our loan portfolio based on the borrower’s principal economic activity. Loans to individuals for business purposes are allocated to their respective economic activity. The table does not reflect outstanding contingent loans.

	As of December 31,
	2003			2004			2005
	Loan Portfolio		% of loan Portfolio	Loan Portfolio		% of loan Portfolio	Loan Portfolio		% of loan Portfolio
	(in millions of constant Ch$ as of December 31, 2005, except for percentages)
Agriculture, Livestock, Forestry, Agribusiness, Fishing:
Agriculture and livestock	Ch$	218,492	3.52%	Ch$	217,896	3.31%	Ch$	162,983	2.18%
Fruit		169,098	2.72		174,295	2.65		171,904	2.30
Forestry and wood extraction		18,603	0.30		20,010	0.30		21,865	0.29
Fishing		97,092	1.57		104,910	1.59		53,294	0.71

Subtotal		503,285	8.11		517,111	7.85		410,046	5.48

Mining and Petroleum:
Mining and quarries		113,020	1.82		25,944	0.39		29,698	0.40
Natural gas and crude oil extraction		14,441	0.23		8,656	0.13		34,900	0.47

Subtotal		127,461	2.05		34,600	0.52		64,598	0.87

Manufacturing:
Tobacco, food and beverages		169,080	2.72		142,647	2.16		129,360	1.73
Textiles, clothing and leather goods		71,220	1.15		70,216	1.06		68,472	0.92
Wood and wood products		64,786	1.04		48,782	0.74		54,956	0.73
Paper, printing and publishing		18,421	0.30		25,096	0.38		40,064	0.54
Oil refining, carbon and rubber		72,369	1.17		85,325	1.29		96,324	1.29
Production of basic metal, non-mineral, machine and equipment		176,353	2.84		250,715	3.81		214,950	2.87
Other manufacturing industries		77,135	1.24		49,182	0.75		61,204	0.82

Subtotal		649,364	10.46		671,963	10.19		665,330	8.90

Electricity, Gas and Water:
Electricity, gas and water		76,535	1.23		60,363	0.92		66,827	0.89

Subtotal		76,535	1.23		60,363	0.92		66,827	0.89

Construction:
Residential buildings		147,130	2.37		170,799	2.59		212,755	2.84
Other constructions		356,993	5.75		339,582	5.16		450,942	6.03

Subtotal		504,123	8.12		510,381	7.75		663,697	8.87

Commerce:
Wholesale		303,990	4.90		274,619	4.17		294,425	3.93
Retail, restaurants and hotels		447,407	7.21		503,806	7.65		435,472	5.82

Subtotal		751,397	12.11		778,425	11.82		729,897	9.75

Transport, Storage and Communications:
Transport and storage		133,893	2.16		165,165	2.51		178,529	2.39
Communications		42,915	0.69		36,063	0.55		23,806	0.32

Subtotal		176,808	2.85		201,228	3.06		202,335	2.71

Financial Services:
Financial insurance and companies		559,972	9.02		623,481	9.47		757,009	10.11
Real estate and other financial services		608,938	9.81		688,789	10.46		681,828	9.11

Subtotal		1,168,910	18.83		1,312,270	19.93		1,438,837	19.22

Community, Social and Personal Services:
Community, social and personal services		293,542	4.72		267,262	4.06		1,024,188	13.69

Subtotal		293,542	4.72		267,262	4.06		1,024,188	13.69

Consumer Loans		775,303	12.49		909,816	13.81		870,276	11.63
Residential Mortgage Loans		1,180,923	19.03		1,323,522	20.09		1,346,319	17.99

Total	Ch$	6,207,651	100.00%	Ch$	6,586,941	100.00%	Ch$	7,482,350	100.00%

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

	As of December 31,
	2003		2004		2005
	(in millions of constant Ch$ as of December 31, 2005)
Argentina	Ch$	12,056	Ch$	6,415	Ch$	1,308
Australia		—		9		327
Austria		330		160		4,396
Belgium		406		415		730
Bolivia		6		—		—
Brazil		47,304		54,568		60,051
British West Indies		11,518		7,511		4,452
Canada		670		440		1,233
China		9,512		23,594		24,204
Colombia		2,747		5,632		303
Denmark		23		6		15
Ecuador		326		171		6
El Salvador		37		2,486		44
Finland		1,188		4,170		2,414
France		18,118		14,312		5,404
Germany		3,992		4,836		710
Holland		139		153		—
Hong Kong		1,588		239		58
India		4,940		2,637		536
Ireland		—		—		2,929
Israel		—		1		69
Italy		995		3,723		1,892
Japan.		13,416		11,317		3,450
Malaysia		19		—		—
Mauricio		—		13		—
Mexico		39,504		29,632		11,085
Monaco		32		—		—
Morocco		44		33		—
Netherlands		4,563		—		—
New Zealand		134		3		65
Norway		1,172		12		3
Panama		6,463		4,717		721
Peru		8,287		17,093		5,962
Portugal		115		537		476
Singapore		41		53		972
Slovenia		59		—		—
South Africa		45		—		10
South Korea		1,238		17,086		7,112
Spain		6,578		5,649		6
Switzerland		586		99		—
Sweden		1,576		1,579		—
Taiwan		112		2,102		4,059
United Arab Emirates		549		631		465
United Kingdom		2,789		40,967		31,406
United States		16,585		25,679		17,682
Uruguay		3,223		—		—
Venezuela		6,395		5,837		5,191

Total	Ch$	229,420	Ch$	294,517	Ch$	199,746

We also maintain deposits abroad, as needed to conduct our foreign trade transactions and manage liquidity. The table below lists the largest amounts of foreign deposits by country at the end of the past three years:

	December 31,
	2003		2004		2005
	(in millions of constant Ch$ as of December 31, 2005)
Australia	Ch$	47	Ch$	58	Ch$	23
Austria		66		2		39
Belgium		215		112		85
Canada		390		261		309
China		172		175		62
Denmark		536		67		23
Finland		8		11		14
France		213		438		491
Germany		4,519		4,358		3,712
Italy		1,554		2,169		11,970
Japan		898		1,244		1,445
Netherlands		251		154		58
Norway		32		52		33
Spain		189		182		312
Sweden		89		3		31
Switzerland		208		212		168
United Kingdom		461		719		903
United States		92,320		119,736		32,759

Total	Ch$	102,168	Ch$	129,953	Ch$	52,437

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

Transactions in which the total customer credit risk is more than UF 150,000 (approximately Ch$2,696 million) require the approval of a credit committee, which includes three directors and our chief executive officer. Transactions in which the total customer credit risk is equal to or less than UF 150,000 may be approved by other executives, depending on the amount involved, as follows:

Approved by	Limit in UF
Credit committee including members of the board of directors	up to legal limits
Chief executive officer and chairman	up to UF 250,000
Chief executive officer	up to UF 150,000
Senior credit risk officer	up to UF 150,000
Executive credit risk officers	up to UF 75,000
Other credit risk officers	up to UF 50,000
Executive vice president of corporate banking	up to UF 50,000
Other department heads	up to UF 20,000
Other officers	up to UF 10,000

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

Our credit process is based on credit policies approved by our board of directors and procedures established by the credit committee. The credit risk management area is responsible for evaluating for us in the aggregate the risk presented by our current or potential customers. We also rely upon the collective efforts of our professional analysts who conduct reviews at the request of any of our commercial divisions and senior management. These reports analyze the amount of a credit, its use, its term, the customer’s financial situation, the customer’s profile and the market in which the customer operates. These reports are prepared in four different formats: in-depth, summary, follow-up and project analysis. The risk control division reviews periodically the quality of our loans, including the related loan classifications. This division has a team of inspectors who audit on an on-going basis the compliance with the credit review process by the commercial executives who are involved in the credit analysis process, the various categories of risk assigned to customers, the reports on past due loans and our evaluation of debtors.

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

Classification of Loan Portfolio under the Previous Guidelines

Under the previous guidelines, loans were divided into consumer loans, residential mortgage loans and commercial loans (which included all loans other than consumer loans and residential mortgage loans). In the case of commercial loans, the classification was based on the estimated losses on all loans outstanding to the borrower, as determined by us. In the case of consumer and residential mortgage loans, the extent to which payments were overdue determined the classification. Commercial and consumer loans were rated under the previous guidelines as A, B, B-, C or D, while residential mortgage loans were rated only as A, B or B- (due to collateral).

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

According to our internal credit policies, we classified our loans through December 31, 2003 using the previous guidelines. The criteria for determining the range of estimated losses for purposes of the classification of commercial loans was as follows:

Category A:	A borrower’s loans were Category “A” if we had no doubt as to the borrower’s ability to repay the loans in a timely manner, except to the extent reflected in the loan’s original terms, including all interest due, and the revenues generated from the business of the borrower are sufficient to service the debt. If the borrower’s business did not generate the revenues needed for debt service, or if repayment depended on revenues generated by another entity, its loans were not included in this category, even if fully secured.

Category B:	This category included loans outstanding to borrowers who had shown some degree of non-compliance with their obligations under the original conditions of their loans, but whose past financial records and market history indicated that such non-compliance should be temporary and, in any case, should not significantly affect the terms for repayment. This category also included loans to customers involved in economic activities that represented a higher risk for us. Category “B” was also the highest category for loans outstanding to borrowers whose source of repayment depended on revenues generated by another entity, and loans outstanding to borrowers whose business did not generate the revenues needed for debt service, but only if the loans were fully secured.

Category B–:	Loans included in this category were principally loans outstanding to borrowers who were experiencing financial difficulties and whose operational revenues or liquid assets were insufficient to service the loans and where the security for the loan covered 61% to 95% of the outstanding amount. Also included in this category were loans outstanding to borrowers whose financial history was insufficient or difficult to establish. Loans bearing interest rates that, due to our cost of funds, generate a financial loss of between 5% and 39% of the outstanding amount were also included in this category. Our internal guidelines prohibited us from categorizing as better than B- any loan to a customer for which the loan was currently subject to legal collection proceedings even if the customer’s loan was more than fully secured.

Category C:	This category included loans outstanding to borrowers who were experiencing serious financial difficulties and whose operational revenues or liquid assets were insufficient to service the loans and where the security for the loan would cover 21% to 60% of the outstanding amount. Loans bearing interest rates that, due to our cost of funds, generate a financial loss of between 40% and 79% of the outstanding amount were also included in this category. We expected to suffer some degree of loss with respect to loans to borrowers in this category.

Category D:	This category included loans outstanding to borrowers for which the estimated recovery amount on all loans is 20% or less. A charge-off of most of these outstanding loans was expected.

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

Global allowances for loan losses. Under the previous guidelines, the amount of global allowances for loan losses required to be maintained by a bank was equal to the aggregate amount of its outstanding loans multiplied by the greater of (1) our risk index, as defined below, and (2) 0.75%.

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

The chart below illustrates the evolution of our consolidated risk index over the last five years under the previous guidelines, with the exception of 2005 and 2004:

Consolidated Risk Index At December 31,
2001	2.42%
2002	3.00
2003	2.36
2004(1)	2.23
2005(1)	1.72%

(1)	The new guidelines determine the risk index, by dividing allowances for loan losses by total loans.

The chart below illustrates the evolution of our unconsolidated risk index over the last five years under the previous guidelines, with the exception of 2005 and 2004:

Unconsolidated Risk Index At December 31,
2001	2.48%
2002	3.10
2003	2.41
2004(1)	2.23
2005(1)	1.70%

(1)	The new guidelines determine the risk index, by dividing allowances for loan losses by total loans.

According to the Chilean Superintendency of Banks, the average risk index of all financial institutions in Chile, both foreign and domestic, was 1.61% as of December 31, 2005. At the same date, our average unconsolidated risk index was 1.70%. Our average unconsolidated risk index has continued to improve since 2002 when it was highest as a result of our merger with Banco de A. Edwards in that year. As of December 31, 2004, our unconsolidated risk index was greater than the average for all financial institutions in Chile primarily as a result of higher additional allowances maintained by us as compared to those maintained by the financial system.

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

The table below sets forth our allowances for loan losses in accordance with the regulations in effect during each year.

	As of December 31,
	2001		2002		2003		2004		2005
	(in millions of constant Ch$ as of December 31, 2005, except for percentages)
Allowances based on risk index	Ch$	103,160	Ch$	198,251	Ch$	156,766	Ch$	159,318	Ch$	141,305
Allowances based on 0.75%		31,971		49,563		49,820
Global allowances for loan losses		92,028		153,446		131,686
Individual allowances for loan losses		17,216		56,237		37,043		—		—

Required minimum allowances		109,244		209,683		168,729		138,896		120,309
Voluntary allowances		37,040		22,048		21,830		—		—
Additional allowances		—		—		—		20,422		20,996

Total allowances for loan losses	Ch$	146,284	Ch$	231,731	Ch$	190,559	Ch$	159,318	Ch$	141,305

Total allowances for loan losses as a percentage of total loans		3.43%		3.51%		2.87%		2.23%		1.72%

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

Analysis of Our Loan Classification

The following tables provide statistical data regarding the classification of our loans at the end of each of the last five years. As discussed above, our risk analysis system requires that loans to all customers be evaluated and classified, including past due and contingent loans:

	As of December 31, 2001
Category	Commercial Loans		Consumer Loans		Residential Mortgage Loans		Total Loans		Percentage of Evaluated Loans
	(in millions of constant Ch$ as of December 31, 2005)
A	Ch$	1,434,940	Ch$	201,745	Ch$	559,487	Ch$	2,196,172	52.10%
B		1,688,891		18,278		43,659		1,750,828	41.54
B–		183,812		6,188		7,671		197,671	4.69
C		56,176		4,088		—		60,264	1.43
D		7,226		2,752		—		9,978	0.24

Total evaluated loans	Ch$	3,371,045	Ch$	233,051	Ch$	610,817	Ch$	4,214,913	100.00%

Total loans	Ch$	3,418,949	Ch$	233,051	Ch$	610,817	Ch$	4,262,817

Percentage evaluated		98.60%		100.00%		100.00%		98.88%

	As of December 31, 2002
Category	Commercial Loans		Consumer Loans		Residential Mortgage Loans		Total Loans		Percentage of Evaluated Loans
	(in millions of constant Ch$ as of December 31, 2005)
A	Ch$	2,372,243	Ch$	379,829	Ch$	831,932	Ch$	3,584,004	54.69%
B		2,419,190		41,555		67,507		2,528,252	38.57
B–		232,996		10,094		20,954		264,044	4.03
C		128,956		8,667		—		137,623	2.10
D		32,815		7,423		—		40,238	0.61

Total evaluated loans	Ch$	5,186,200	Ch$	447,568	Ch$	920,393	Ch$	6,554,161	100.00%

Total loans	Ch$	5,240,400	Ch$	447,568	Ch$	920,393	Ch$	6,608,361

Percentage evaluated		98.97%		100.00%		100.00%		99.18%

	As of December 31, 2003
Category	Commercial Loans		Consumer Loans		Residential Mortgage Loans		Total Loans		Percentage of Evaluated Loans
	(in millions of constant Ch$ as of December 31, 2005)
A	Ch$	2,365,028	Ch$	455,331	Ch$	872,991	Ch$	3,693,350	55.97%
B		2,451,744		34,311		74,802		2,560,857	38.82
B–		190,875		8,873		22,397		222,145	3.37
C		70,189		7,335		—		77,524	1.18
D		37,923		5,414		—		43,337	0.66

Total evaluated loans	Ch$	5,115,759	Ch$	511,264	Ch$	970,190	Ch$	6,597,213	100.00%

Total loans	Ch$	5,161,164	Ch$	511,264	Ch$	970,190	Ch$	6,642,618

Percentage evaluated		99.12%		100.00%		100.00%		99.32%

	As of December 31, 2004 (1)
Individual Analysis Category	Commercial Loans		Consumer Loans		Residential Mortgage Loans		Total Loans		Percentage of Evaluated Loans
	(in millions of constant Ch$ as of December 31, 2005)
A1	Ch$	9,348		—		—	Ch$	9,348	0.18%
A2		1,575,384	Ch$	15,524	Ch$	52,268		1,643,176	31.38
A3		1,370,921		12,852		33,210		1,416,983	27.06
B		1,664,488		28,870		62,677		1,756,035	33.54
C1		191,101		6,316		9,754		207,171	3.96
C2		61,946		894		4,348		67,188	1.28
C3		28,730		341		1,036		30,107	0.57
C4		50,916		386		981		52,283	1.00
D1		36,060		259		93		36,412	0.70
D2		16,597		508		318		17,423	0.33

Subtotal evaluated loans	Ch$	5,005,491	Ch$	65,950	Ch$	164,685	Ch$	5,236,126	100.00%

(1)	This information has been prepared in accordance with the amended guidelines.

	As of December 31, 2004 (1)
Group Analysis Category	Commercial Loans		Consumer Loans		Residential Mortgage Loans		Total Loans		Percentage of Evaluated Loans
	(in millions of constant Ch$ as of December 31, 2005)
A	Ch$	156,774	Ch$	593,379	Ch$	948,197	Ch$	1,698,350	89.94%
B		47,715		39,911		48,627		136,253	7.21
B-		11,445		8,949		17,964		38,358	2.03
C		1,710		6,817		—		8,527	0.45
D		1,461		5,578		—		7,039	0.37

Subtotal evaluated loans	Ch$	219,105	Ch$	654,634	Ch$	1,014,788	Ch$	1,888,527	100.00%

Total evaluated loans	Ch$	5,224,596	Ch$	720,584	Ch$	1,179,473	Ch$	7,124,653

Total loans	Ch$	5,236,897	Ch$	720,584	Ch$	1,179,473	Ch$	7,136,954

Percentage evaluated		99.77%		100.00%		100.00%		99.83%

(1)	This information has been prepared in accordance with the amended guidelines.

	As of December 31, 2005 (1)
Individual Analysis Category	Commercial Loans		Consumer Loans		Residential Mortgage Loans		Total Loans		Percentage of Evaluated Loans
	(in millions of constant Ch$ as of December 31, 2005)
A1	Ch$	12,705		—		—	Ch$	12,705	0.21%
A2		1,745,967	Ch$	17,774	Ch$	51,723		1,815,464	30.12
A3		1,738,621		13,231		32,138		1,783,990	29.60
B		1,970,436		40,723		76,953		2,088,112	34.64
C1		178,429		7,035		8,771		194,235	3.22
C2		41,060		1,510		4,769		47,339	0.79
C3		15,741		401		1,164		17,306	0.29
C4		31,828		376		405		32,609	0.54
D1		21,957		376		413		22,746	0.38
D2		12,059		793		67		12,919	0.21

Subtotal evaluated loans	Ch$	5,768,803	Ch$	82,219	Ch$	176,403	Ch$	6,027,425	100.00%

(1)	This information has been prepared in accordance with the amended guidelines.

	As of December 31, 2005 (1)
Group Analysis Category	Commercial Loans		Consumer Loans		Residential Mortgage Loans		Total Loans		Percentage of Evaluated Loans
	(in millions of constant Ch$ as of December 31, 2005)
A	Ch$	150,917	Ch$	719,631	Ch$	1,113,052	Ch$	1,983,600	91.57%
B		48,416		39,759		42,563		130,738	6.03
B-		9,054		10,424		14,609		34,087	1.57
C		1,210		8,477		—		9,687	0.45
D		807		7,504		—		8,311	0.38

Subtotal evaluated loans	Ch$	210,404	Ch$	785,795	Ch$	1,170,224	Ch$	2,166,423	100.00%

Total evaluated loans	Ch$	5,979,207	Ch$	868,014	Ch$	1,346,627	Ch$	8,193,848

Total loans	Ch$	5,991,283	Ch$	868,014	Ch$	1,346,627	Ch$	8,205,924

Percentage evaluated		99.80%		100.00%		100.00%		99.85%

(1)	This information has been prepared in accordance with the amended guidelines.

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

The following table sets forth as of December 31 of each of the last five years the amounts that are current as to payments of principal and interest and the amounts that are overdue:

	Domestic Loans
	As of December 31,
	2001		2002		2003		2004		2005
	(in millions of constant Ch$ as of December 31, 2005)
Current	Ch$	3,958,543	Ch$	6,106,048	Ch$	6,264,858	Ch$	6,713,736	Ch$	7,883,366
Overdue 1-29 days		18,404		28,118		21,850		28,964		45,268
Overdue 30-89 days		6,972		23,848		14,456		12,003		6,214
Overdue 90 days or more (“past due”)		51,497		153,126		112,034		87,734		71,330

Total loans	Ch$	4,035,416	Ch$	6,311,140	Ch$	6,413,198	Ch$	6,842,437	Ch$	8,006,178

	Foreign Loans
	As of December 31,
	2001		2002		2003		2004		2005
	(in millions of constant Ch$ as of December 31, 2005)
Current	Ch$	225,988	Ch$	294,899	Ch$	229,420	Ch$	294,517	Ch$	199,727
Overdue 1-29 days		376		—		—		—		—
Overdue 30-89 days		49		—		—		—		—
Overdue 90 days or more (“past due”)		988		2,322		—		—		19

Total loans	Ch$	227,401	Ch$	297,221	Ch$	229,420	Ch$	294,517	Ch$	199,746

	Total Loans
	As of December 31,
	2001		2002		2003		2004		2005
	(in millions of constant Ch$ as of December 31, 2005)
Current	Ch$	4,184,531	Ch$	6,400,947	Ch$	6,494,278	Ch$	7,008,253	Ch$	8,083,093
Overdue 1-29 days		18,780		28,118		21,850		28,964		45,268
Overdue 30-89 days		7,021		23,848		14,456		12,003		6,214
Overdue 90 days or more (“past due”)		52,485		155,448		112,034		87,734		71,349

Total loans	Ch$	4,262,817	Ch$	6,608,361	Ch$	6,642,618	Ch$	7,136,954	Ch$	8,205,924

Overdue loans expressed as a percentage of total loans		1.84%		3.14%		2.23%		1.80%		1.50%
Past due loans as a percentage of total loans		1.23%		2.35%		1.69%		1.23%		0.87%

We suspend the accrual of interest on any loan when there is a high risk of unrecoverability or from the first day when it becomes past due. The amount of interest that would have been recorded on overdue loans if they had been accruing interest was Ch$5,601 million for the year ended December 31, 2005.

Loans included in the previous table, which have been restructured and bear no interest, are as follows:

	As of December 31,
	2001		2002		2003		2004		2005
	(in millions of constant Ch$ as of December 31, 2005)
Ch$	Ch$	1,663	Ch$	5,222	Ch$	4,567	Ch$	4,361	Ch$	4,117
UF		271		232		262		539		154

Total	Ch$	1,934	Ch$	5,454	Ch$	4,829	Ch$	4,900	Ch$	4,271

The amount of interest that we would have recorded on these loans for the year ended December 31, 2005 if these loans had been earning a market interest rate was Ch$212 million.

In addition, other loans that have been restructured, mainly through the extension of their maturities, and that bear interest are as follows:

	As of December 31,
	2003		2004		2005
	(in millions of constant Ch$ as of December 31, 2005)
Total other restructured loans	Ch$	132,422	Ch$	81,092	Ch$	72,173

During the year ended December 31, 2005, interest recorded in income on these loans amounted to Ch$12,751 million.

Analysis of Substandard Loans and Amounts Past Due

The following table analyzes our substandard loans, past due loans and allowances for loan losses existing at the dates indicated. Loans for years prior to 2004 in the table below were analyzed in accordance with the previous guidelines, and loans for year 2005 and 2004 were analyzed in accordance with the amended guidelines. We have no restructured loans (troubled debt restructurings as defined in Statement of Financial Accounting Standards, or SFAS, No. 15 published by the Financial Accounting Standards Board, or FASB) that are not included in the following tables.

	As of December 31,
	2001		2002		2003		2004		2005
	(in millions of constant Ch$ as of December 31, 2005, except for percentages)
Total loans	Ch$	4,262,817	Ch$	6,608,361	Ch$	6,642,618	Ch$	7,136,954	Ch$	8,205,924
Substandard loans (1)	Ch$	267,913	Ch$	441,905	Ch$	343,006	Ch$	464,508	Ch$	379,239
Substandard loans as a percentage of total Loans		6.28%		6.69%		5.16%		6.51%		4.62%

Amounts past due (2)
To the extent secured (3)	Ch$	35,269	Ch$	99,210	Ch$	74,991	Ch$	59,257	Ch$	50,254
To the extent unsecured		17,216		56,238		37,043		28,477		21,095

Total amount past due	Ch$	52,485	Ch$	155,448	Ch$	112,034	Ch$	87,734	Ch$	71,349

Amounts past due as a percentage of total loans		1.23%		2.35%		1.69%		1.23%		0.87%
To the extent secured(2)		0.83		1.50		1.13		0.83		0.61
To the extent unsecured		0.40		0.85		0.56		0.40		0.26

Allowances for loans losses as a percentage of:
Total loans		3.43		3.51		2.87		2.23		1.72
Total loans excluding contingent loans		3.71		3.74		3.07		2.42		1.89
Total amounts past due		278.72		149.07		170.09		181.59		198.05
Total amounts past due-unsecured		849.70%		412.05%		514.43%		559.46%		669.85%

(1)	For periods prior to 2004, substandard loans include loans classified into categories B-, C and D. For periods after 2004, individually evaluated loans are considered substandard when they are classified into categories C1 to D2, and group-evaluated loans are considered substandard when they are assigned allowances for loan losses greater than 20%.
(2)	In accordance with Chilean regulations, past due loans are loans that are 90 days or more overdue on any payments of principal or interest.
(3)	Security generally consists of mortgages on real estate, pledges of marketable securities, letters of credit or cash.

Analysis of Allowances for Loan Losses

The following table analyzes our allowances for loan losses and changes in the allowances attributable to charge-offs, new allowances, allowances released and the effect of price-level restatement on allowances for loan losses:

	December 31,
	2001		2002		2003		2004		2005
	(in millions of constant Ch$ as of December 31, 2005)
Allowances for loan losses at beginning of period	Ch$	128,628	Ch$	249,678	Ch$	231,731	Ch$	190,559	Ch$	159,318
Charge-offs		(29,822)		(118,991)		(102,082)		(102,626)		(67,343)
Allowances established		51,946		134,201		65,375		77,771		56,606
Allowances released(1)		(1,256)		(26,258)		(1,545)		(1,613)		(1,592)
Price-level restatement(2)		(3,212)		(6,899)		(2,920)		(4,773)		(5,684)

Allowances for loan losses at end of period	Ch$	146,284	Ch$	231,731	Ch$	190,559	Ch$	159,318	Ch$	141,305

Ratio of charge-offs to average loans		0.69%		1.82%		1.53%		1.49%		0.90%
Allowances for loan losses at end of period as a percentage of total loans		3.43%		3.51%		2.87%		2.23%		1.72%

(1)	Represents the aggregate amount of allowances for loan losses released during the year as a result of charge-offs, recoveries or a determination by management that the level of risk existing in the loan portfolio has been reduced.
(2)	Reflects the effect of inflation on the allowances for loan losses at the beginning of each period, adjusted to constant pesos as of December 31, 2005.

As a result of an improvement in economic conditions in 2004 and in 2005, and a more effective credit and collection policy, allowances and the risk index decreased in both years. Based on the information we have available about our debtors, we believe that our allowances for loan losses are sufficient to cover known potential losses and losses inherent in a loan portfolio of this size and nature.

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

The following table presents detailed information on write-offs and shows the charge-offs breakdown by loan category:

	Year ended December 31,
	2001		2002		2003		2004		2005
	(in millions of constant Ch$ as of December 31, 2005)
Consumer loans	Ch$	9,715	Ch$	24,738	Ch$	20,339	Ch$	17,487	Ch$	19,452
Residential mortgage loans		3,366		6,764		15,965		12,364		13,272
Commercial loans		12,445		83,305		63,220		70,217		33,907
Leasing contracts		3,976		4,184		2,558		2,558		697
Foreign loans		320		—		—		—		15

Total	Ch$	29,822	Ch$	118,991	Ch$	102,082	Ch$	102,626	Ch$	67,343

Loan recoveries by type of loan are shown in the table below:

	Year ended December 31,
	2001		2002		2003		2004		2005
	(in millions of constant Ch$ as of December 31, 2005)
Consumer loans	Ch$	5,043	Ch$	3,421	Ch$	6,833	Ch$	8,823	Ch$	11,274
Residential mortgage loans		119		449		3,411		4,412		6,388
Commercial loans		3,240		7,119		13,943		16,145		14,829
Leasing contracts		1,162		1,019		1,099		—		—
Investments		—		—		850		—		—

Subtotal	Ch$	9,564	Ch$	12,008	Ch$	26,136	Ch$	29,380	Ch$	32,491
Recoveries and sales of loans reacquired from the Central Bank		1,092		770		827		5,570		495

Total	Ch$	10,656	Ch$	12,778	Ch$	26,963	Ch$	34,950	Ch$	32,986

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

	2001
	Allowance amount (1)		Allowance amount as a percentage of loans in category	Allowance amount as a percentage of total loans	Loans in category as percentage of total loans (2)
Commercial loans	Ch$	80,678	2.36%	1.89%	80.20%
Consumer loans		11,448	4.91	0.27	5.47
Residential mortgage loans		1,954	0.32	0.05	14.33

Total allocated allowances	Ch$	94,080	2.21%	2.21%	100.00%
Leasing contracts		10,581	0.24	0.24
Foreign loans		4,583	0.11	0.11
Voluntary allowances		37,040	0.87	0.87

Total allowances	Ch$	146,284	3.43%	3.43%

	2002					2003
	Allowance amount (1)		Allowance amount as a percentage of loans in category	Allowance amount as a percentage of total loans	Loans in category as percentage of total loans (2)	Allowance amount (1)		Allowance amount as a percentage of loans in category	Allowance amount as a percentage of total loans	Loans in category as percentage of total loans (2)
Commercial loans	Ch$	157,900	3.01%	2.39%	79.30%	Ch$	128,279	2.49%	1.93%	77.70%
Consumer loans		21,359	4.77	0.33	6.77		19,044	3.72	0.29	7.70
Residential mortgage loans		6,179	0.67	0.09	13.93		6,508	0.67	0.10	14.60

Total allocated allowances	Ch$	185,438	2.81%	2.81%	100.00%	Ch$	153,831	2.32%	2.32%	100.00%
Leasing contracts		11,380	0.17	0.17			8,785	0.13	0.13
Foreign loans		12,865	0.20	0.20			6,113	0.09	0.09
Voluntary allowances		22,048	0.33	0.33			21,830	0.33	0.33

Total allowances	Ch$	231,731	3.51%	3.51%		Ch$	190,559	2.87%	2.87%

	2004					2005
	Allowance amount (1)		Allowance amount as a percentage of loans in category	Allowance amount as a percentage of total loans	Loans in category as percentage of total loans (2)	Allowance amount (1)		Allowance amount as a percentage of loans in category	Allowance amount as a percentage of total loans	Loans in category as percentage of total loans (2)
Commercial loans	Ch$	97,278	1.86%	1.36%	73.37%	Ch$	77,529	1.29%	0.94%	73.01%
Consumer loans		24,318	3.37	0.34	10.10		25,623	2.95	0.31	10.58
Residential mortgage loans		6,500	0.55	0.09	16.53		9,893	0.73	0.13	16.41

Total allocated allowances	Ch$	128,096	1.79%	1.79%	100.00%	Ch$	113,045	1.38%	1.38%	100.00%
Leasing contracts		6,072	0.09	0.09			5,885	0.07	0.07
Foreign loans		4,728	0.07	0.07			1,379	0.02	0.02
Additional allowances (3)		20,422	0.28	0.28			20,996	0.25	0.25

Total allowances	Ch$	159,318	2.23%	2.23%		Ch$	141,305	1.72%	1.72%

(1)	In millions of constant pesos as of December 31, 2005.
(2)	Based on our loan classification.
(3)	Due to regulations on additional allowances included in Circular No. 3,246 of the Superintendency of Banks and Financial Institutions, we have redesignated our voluntary allowances to the additional allowances category in conformity with the new regulation.

The following table sets forth our charge-offs for 2003, 2004 and 2005 by major economic sector and provides further detail of charge-offs that have already been described in the previous discussion of allowances for loan losses:

	Year ended December 31,
	2003		2004		2005
	(in millions of constant Ch$ as of December 31, 2005)
Commercial:
Agriculture	Ch$	2,984	Ch$	2,960	Ch$	4,660
Mining		750		774		2,438
Manufacturing		7,864		5,432		1,672
Construction		1,143		7,003		1,300
Commerce		9,515		12,983		10,659
Transport		1,638		3,074		387
Financial services		31,700		8,020		2,649
Community		7,626		29,971		10,142

Subtotal:	Ch$	63,220	Ch$	70,217	Ch$	33,907
Consumer loans		20,339		17,487		19,452
Residential mortgage loans		15,965		12,364		13,272
Leasing contracts		2,558		2,558		697
Foreign loans		—		—		15

Total	Ch$	102,082	Ch$	102,626	Ch$	67,343

Composition of Deposits and Other Commitments

The following table sets forth the composition of our deposits and similar commitments at December 31, 2003, 2004 and 2005. See “––Average Balance Sheets, Interest Earned on Interest Earning Assets and Interest Paid on Interest Bearing Liabilities” for the average rate paid on each of the following deposit categories.

	December 31,
	2003		2004		2005
	(in millions of constant Ch$ as of December 31, 2005)
Current accounts	Ch$	1,303,883	Ch$	1,475,853	Ch$	1,516,219
Other demand liabilities		516,170		520,083		324,532
Savings accounts		169,655		147,458		138,326
Time deposits		3,464,735		3,648,117		4,474,927
Other commitments(1)		188,820		202,897		159,984

Total	Ch$	5,643,263	Ch$	5,994,408	Ch$	6,613,988

(1)	Includes preliminary leasing accounts payable relating to purchase of equipment.

Maturity of Deposits

The following table sets forth information regarding the currency and maturity of our deposits at December 31, 2005, expressed in percentages. UF-denominated deposits are similar to Chilean peso-denominated deposits in all respects, except that the principal is readjusted periodically based on variations in the Consumer Price Index.

	Ch$	UF	Foreign Currency	Total
Demand deposits	39.29%	0.53%	34.80%	30.25%
Savings accounts	—	9.81	—	2.09
Time deposits:
Maturing within three months	48.58	19.25	59.28	44.18
Maturing after three but within six months	5.30	36.14	5.43	11.90
Maturing after six but within 12 months	5.26	25.18	0.28	8.64
Maturing after 12 months	1.57	9.09	0.21	2.94

Total time deposits	60.71	89.66	65.20	67.66

Total deposits	100.00%	100.00%	100.00%	100.00%

The following table sets forth information regarding the currency and maturity of deposits in excess of U.S.$100,000 at December 31, 2005:

	Ch$		UF		Foreign Currency		Total
	(in millions of constant Ch$ as of December 31, 2005)
Time deposits:
Maturing within three months	Ch$	1,345,044	Ch$	209,524	Ch$	460,926	Ch$	2,015,494
Maturing after three but within six months		214,980		504,428		58,582		777,990
Maturing after six but within 12 months		210,276		349,879		1,887		562,042
Maturing after 12 months		60,625		125,606		2,263		188,494

Total time deposits	Ch$	1,830,925	Ch$	1,189,437	Ch$	523,658	Ch$	3,544,020

Minimum Capital Requirements

The following table sets forth our minimum capital requirements set by the Chilean Superintendency of Banks as of the dates indicated:

	As of December 31,
	2003		2004		2005
	(in millions of constant Ch$ as of December 31, 2005)
Banco de Chile’s regulatory capital	Ch$	600,104	Ch$	540,694	Ch$	594,383
Minimum regulatory capital required		(296,041)		(301,843)		(322,928)

Excess over minimum regulatory capital required	Ch$	304,063	Ch$	238,851	Ch$	271,455

Short-term Borrowings

Our short-term borrowings (other than deposits) totaled Ch$868,942 million as of December 31, 2003, Ch$888,495 million as of December 31, 2004 and Ch$407,298 million as of December 31, 2005.

The principal categories of our short-term borrowings are amounts borrowed under foreign trade lines of credit, domestic interbank loans and repurchase agreements. The table below presents the amounts outstanding at the end of each period indicated and the weighted average nominal interest rate for each period by type of short-term borrowing:

	For the year ended December 31,
	2003			2004			2005
	Year-End Balance		Weighted Average Nominal Interest Rate	Year-End Balance		Weighted Average Nominal Interest Rate	Year-End Balance		Weighted Average Nominal Interest Rate
	(in millions of constant Ch$ as of December 31, 2005, except for rate data)
Investments sold under agreements to repurchase	Ch$	453,157	2.50%	Ch$	361,653	2.15%	Ch$	270,750	4.36%
Central Bank borrowings		26,448	2.28		111,518	0.19		—	—
Borrowings from domestic financial institutions		52,860	2.54		27,349	0.93		90,160	4.75
Foreign borrowings		283,643	1.29		353,002	1.93		13,983	0.02
Other obligations		52,834	—		34,973	—		32,405	—

Total short-term borrowings	Ch$	868,942	1.95%	Ch$	888,495	1.69%	Ch$	407,298	3.95%

The following table shows the average balance and the weighted average nominal rate for each short-term borrowing category during the periods indicated:

	For the year ended December 31,
	2003			2004			2005
	Average Balance		Weighted Average Nominal Interest Rate	Average Balance		Weighted Average Nominal Interest Rate	Average Balance		Weighted Average Nominal Interest Rate
	(in millions of constant Ch$ as of December 31, 2005, except for rate data)
Investments sold under agreements to repurchase	Ch$	372,673	2.58%	Ch$	440,126	1.87%	Ch$	298,547	3.56%
Central Bank borrowings		8,852	2.59		10,427	2.06		30,230	3.15
Borrowings from domestic financial institutions		104,139	2.47		109,343	2.48		211,453	3.84

Sub-total	Ch$	485,664	2.56%	Ch$	559,896	1.99%	Ch$	540,230	3.65%
Foreign borrowings		277,073	1.77		307,381	1.34		164,274	1.73

Total short-term borrowings	Ch$	762,737	2.27%	Ch$	867,277	1.76%	Ch$	704,504	3.20%

The following table presents the maximum month-end balances of our principal sources of short-term borrowings during the periods indicated:

	Maximum 2003 month-end balance		Maximum 2004 month-end balance		Maximum 2005 month-end balance
	(in millions of constant Ch$ as of December 31, 2005)
Investments sold under agreements to repurchase	Ch$	453,157	Ch$	519,900	Ch$	334,785
Central Bank borrowings		36,473		111,518		119,436
Borrowings from domestic financial institutions		127,218		137,884		358,471
Foreign borrowings	Ch$	349,657	Ch$	434,025	Ch$	312,172

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

OPERATING RESULTS

Introduction

The following discussion should be read together with our audited consolidated financial statements and the section entitled “Item 4. Information on the Company—Selected Statistical Information.” Certain amounts (including percentage amounts) that appear in this annual report may not total due to rounding.

We prepare our audited consolidated financial statements in accordance with Chilean GAAP (including the rules of the Chilean Superintendency of Banks relating thereto), which differ in certain significant respects from U.S. GAAP. Note 28 to our audited consolidated financial statements provides a description of the material differences between Chilean GAAP and U.S. GAAP as they relate to us. It also includes a reconciliation to U.S. GAAP of net income for the years ended December 31, 2003, 2004 and 2005 and shareholders’ equity at December 31, 2004 and 2005.

Pursuant to Chilean GAAP, the financial data presented in this section for all full-year periods are restated in constant pesos of December 31, 2005. See “Presentation of Financial Information” and Note 1 to our audited consolidated financial statements.

Overview

We believe we are a leading bank in Chile providing a broad range of financial products and services to individual and corporate customers who are primarily located in Chile. Accordingly, and as described below, our financial condition and results of operations are largely dependent upon economic and political factors affecting Chile, as well as changes in interest rates and inflation rates. We also face a number of other risks, such as increased competition and changes in market conditions that could impact our ability to achieve our goals. See “Item 4. Information on the Company—Selected Statistical Information” for a description of risk characteristics associated with each type of loan in our loan portfolio and “Item 3. Key Information—Risk Factors” for a more detailed description of the specific risks that we believe to be material to our business operations.

Despite growth in the 1980s and 1990s, Chile’s economy has remained smaller than the economies of neighboring countries such as Argentina and Brazil. Although Chile’s economy has continued to grow in recent years, the Chilean economy’s growth slowed in each of the years between 2000 and 2003. Since 2003, Chile’s gross domestic product, or GDP, began to recover, showing growth rates of 6.2 % and 6.3% for the years 2004 and 2005, respectively. Unemployment has remained high, averaging 9.0% in 2002, 8.5% in 2003 and 8.8% in 2004, however during 2005, it dropped to 8.1%.

Future changes in the Chilean economy may impair our ability to proceed with our strategic business plan. Our financial condition and results of operations could also be adversely affected by changes in economic or other policies of the Chilean government, which has exercised and continues to exercise a substantial influence over many aspects of the private sector, or other political and economic developments in Chile, as well as regulatory changes or administrative practices of Chilean authorities, over which we have no control. See “Item 3. Key Information—Risk Factors—Risks Relating to Chile—Inflation could adversely affect the value of our ADSs and financial condition and results of operations” and “Item 3. Key Information—Risk Factors—Risks Relating to Chile—Our growth and profitability depend on the level of economic activity in Chile.”

Inflation

Historically, Chile has experienced high levels of inflation that have significantly affected our financial condition and results of operations. Inflation has remained relatively low in recent years; the inflation rate was 3.7% in 2005, 2.4% in 2004 and 1.1% in 2003. However, a larger increase in inflation rates could adversely affect the Chilean economy and have an adverse effect on our business, financial condition and results of operations. Our results of operations reflect the effect of inflation in the following ways:

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

UF-denominated Assets and Liabilities. The UF is revalued in monthly cycles. On every day in the period beginning the tenth day of the current month through the ninth day of the next month, the nominal peso value of the UF is indexed up (or down in the event of deflation) in order to reflect each day a pro rata amount of the prior calendar month’s change in the Consumer Price Index. One UF was equal to Ch$16,920.00 at December 31, 2003, Ch$17,317.05 at December 31, 2004 and Ch$17,974.81 (U.S.$34.96) at December 31, 2005. The effect of any changes in the nominal peso value of our UF-denominated assets and liabilities is reflected in our results of operations as an increase (or decrease, in the event of deflation) in interest revenue and expense. Our net interest revenue will be positively affected by inflation (and negatively affected by deflation) to the extent that our average UF-denominated assets exceed our average UF-denominated liabilities, while net interest revenue will be negatively affected by inflation (and positively affected by deflation) when average UF-denominated liabilities exceed average UF-denominated assets. Our average UF-denominated assets exceeded our average UF-denominated liabilities by Ch$1,165,164 million during the year ended December 31, 2003, Ch$1,338,014 million during the year ended December 31, 2004 and Ch$1,417,321 million (U.S.$2,756 million) during the year ended December 31, 2005. See “Item 4. Information on the Company—Selected Statistical Information.”

Peso-denominated Assets and Liabilities. Interest rates in Chile tend to reflect the rate of inflation during the relevant period and expectations regarding future inflation. The sensitivity of our peso-denominated interest earning assets and interest bearing liabilities to the inflation rate varies. See “—Interest Rates.” We maintain a substantial amount of non-interest bearing peso-denominated demand deposits. The ratio of such deposits to average interest bearing peso-denominated liabilities was 66% during 2003, 64% during 2004 and 65% during 2005. Because a large part of such deposits are not sensitive to inflation, even a slight decline in the rate of inflation may adversely affect our net interest margin on assets funded with such deposits and even a slight increase in the rate of inflation may increase the net interest margin on such assets. See “Item 4. Information on the Company—Selected Statistical Information—Interest Earning Assets and Net Interest Margin.”

Interest Rates

Interest rates earned and paid on our assets and liabilities reflect, to some degree, inflation and expectations regarding future inflation, shifts in short-term interest rates related to the Central Bank’s monetary policies and movements in long-term real rates. The Central Bank manages short-term interest rates based on its objectives of balancing low inflation and economic growth. Because our liabilities generally re-price faster than our assets, changes in the rate of inflation or short-term interest rates are reflected in the rates of interest we pay on our liabilities before they are reflected in the interest rates we earn on our assets. Accordingly, our net interest margin on assets and liabilities is usually adversely affected in the short-term by increases in inflation or short-term interest rates and benefits in the short-term from decreases in inflation or short-term interest rates, although the existence of non-interest bearing peso-denominated demand deposits tends to mitigate both effects. See “—Inflation—Peso-denominated Assets and Liabilities.” In addition, because our peso-denominated liabilities have relatively short re-pricing periods, those liabilities generally are more responsive to changes in inflation or short-term interest rates than our UF-denominated liabilities. As a result, during periods when current inflation exceeds the previous month’s inflation, customers often switch funds from peso-denominated deposits to more expensive UF-denominated deposits, thereby adversely affecting our net interest margin.

The average real annual short-term interest rate based on the rate paid by Chilean financial institutions for 90- to 360-day Chilean peso-denominated deposits was 1.76% in 2003, 1.07% in 2004 and 1.89% in 2005. The average annual real long-term interest rate based on the Central Bank’s eight-year Chilean peso-denominated bonds was 3.96% in 2003, 3.52% in 2004 and 2.54% in 2005.

Foreign Currency Exchange Rates

A significant portion of our assets and liabilities are denominated in foreign currencies, principally U.S. dollars, and we have historically maintained and may continue to maintain gaps between the balances of such assets and liabilities. The gap between foreign currency-denominated assets and foreign currency-denominated liabilities was a net asset position of Ch$24,112 million at December 31, 2003, Ch$37,857 million at December 31, 2004 and Ch$26,451 at December 31, 2005. See Note 20 to our audited consolidated financial statements. This gap includes assets and liabilities denominated in foreign currencies and assets and liabilities denominated in Chilean pesos that contain repayment terms linked to changes in foreign currency exchange rates. Because foreign currency-denominated assets and liabilities, as well as interest earned or paid on such assets and liabilities and gains (losses) realized upon the sale of such assets, are translated into pesos in preparing our audited consolidated financial statements, our reported income is affected by changes in the value of the peso with respect to foreign currencies, primarily the U.S. dollar. For their part, adjustments to U.S. dollar-indexed assets are reflected as adjustments in net interest earnings and offset results in the foreign exchange position. The exchange rate variation over capital and reserves of our foreign branches is adjusted against equity rather than against net income.

Critical Accounting Policies

We prepare our consolidated financial statements in conformity with Chilean GAAP and the specific accounting rules of the Chilean Superintendency of Banks, which together differ in certain significant respects from U.S. GAAP. The notes to our audited consolidated financial statements contain a summary of the accounting policies that are significant to us, as well as a description of the significant differences between these policies and U.S. GAAP. The notes include additional disclosures required under U.S. GAAP, a reconciliation between shareholders’ equity and net income to the corresponding amounts that would be reported in accordance with U.S. GAAP and a discussion of recently issued accounting pronouncements.

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

Allowances for loan losses

Chilean banks are required to maintain loan loss allowances in amounts determined in accordance with the regulations issued by the Chilean Superintendency of Banks. Under these regulations, we must classify our portfolio based on factors such as changes in the nature and volume of our loan portfolio, trends in forecasted portfolio credit quality and economic conditions that may affect the borrower’s payment capacity. The minimum amount of required loan loss allowances are determined based on fixed percentages of estimated loan losses assigned to each category.

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

Fair value accounting

A portion of our assets and liabilities are carried at fair value. Under both Chilean GAAP and U.S. GAAP financial instruments are stated at fair value, except for those classified as “held-to-maturity” under U.S. GAAP, which are carried at amortized cost. Under U.S. GAAP, derivative financial instruments are recorded at fair value and assets received in lieu of payment are recorded at fair value less their estimated cost of sale. Fair values are based on quoted market prices or, if not available, on internally developed pricing models based on independently obtained market information. If market information is limited or in some instances not available, management applies its professional judgment. Other factors that may also affect estimates are incorrect model assumptions, market dislocations and unexpected correlations. Notwithstanding the level of subjectivity inherent in determining fair value, we believe our estimates of fair value are adequate. The use of different models or assumptions could lead to changes in our reported results.

Price-level restatement

Chilean GAAP requires that financial statements be restated to reflect the full effects of loss in the purchasing power of the Chilean peso on the financial position and results of operations of reporting entities. The method prescribes that the historical cost of all non-monetary accounts be restated for general price-level changes between the date of origin of each item and the year-end. A bank’s net monetary asset position is determined by subtracting its net nonmonetary asset position (nonmonetary assets less nonmonetary liabilities) from shareholders’ equity. As such, under Chilean GAAP, the gain (or loss) from price-level restatement in results of operations is determined by subtracting the price-level restatement adjustment of net nonmonetary assets from the price-level restatement adjustment of shareholders’ equity. The inflation rate used for purposes of such adjustments is the change in the Consumer Price Index during the 12 months ended November 30 of the reported year. The change in the Consumer Price Index used for price-level restatement purposes was 1.0% in 2003, 2.5% in 2004 and 3.6% in 2005. See Note 1(b) to our audited consolidated financial statements. The actual change in the Consumer Price Index was 1.1% in the year ended December 31, 2003, 2.4% in the year ended December 31, 2004 and 3.7% in the year ended December 31, 2005.

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

For comparative purposes, the historical December 31, 2004 and 2005 audited consolidated financial statements and their accompanying notes have been presented in constant Chilean pesos as of December 31, 2005. As described in Note 1(s) of our audited consolidated financial statements, certain balances of previous years’ financial statements have been reclassified to conform with the present year presentation.

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

Goodwill

Under U.S. GAAP, we have significant intangible assets related to goodwill. We record all assets and liabilities acquired in purchase acquisitions, including goodwill and other acquired intangibles, at fair value as required by SFAS No. 141, published by FASB. These include amounts pushed down from our parent Quiñenco S.A. Under SFAS No. 142, goodwill must be allocated to reporting units and tested for impairment. On December 31, 2005, goodwill has been allocated according to the structure of our business areas in 2005.

We test goodwill for impairment annually or more frequently if events or circumstances, such as adverse changes in the business climate, indicate that there may be justification for conducting an interim test. Impairment testing is performed at the reporting-unit level, which is generally one level below the five major business segments. The first part of the test is a comparison at the reporting unit level of the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value is less than the carrying value, then the second part of the test is conducted to measure the amount of potential goodwill impairment. The implied fair value of the reporting unit goodwill is calculated and compared to the carrying amount of goodwill recorded in our financial records. If the carrying value of the reporting unit goodwill exceeds the implied fair value of that goodwill, then we would recognize an impairment loss in the amount of the difference, which would be recorded as a charge against net income.

The fair values of the reporting units are determined using discounted cash flow models based on each reporting unit’s internal forecasts.

Goodwill was not impaired as of December 31, 2005, nor was any goodwill written-off during the years ended December 31, 2004 and 2005.

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

Changes in Accounting Principles

On January 1, 2004, new principles for determining loan loss allowances became effective. The application of these new principles did not have a material effect on our financial condition or results of operations. To comply with the new principles, we re-designated any voluntary provisions recorded as of December 31, 2003 as additional provisions in conformity with the new principles.

In accordance with Circular No. 3,196, issued by the Chilean Superintendency of Banks, effective October 31, 2002, we modified our accounting treatment of financial investments in mortgage finance bonds issued by us. This change consisted of subtracting the amount recorded for mortgage finance bonds issued by us from assets, and subtracting the respective mortgage finance bonds obligation from liabilities. Similarly, the difference between the amount deducted from related assets and liabilities was recognized under other assets and is amortized using the straight-line method based on the maturity of the obligation. As of December 31, 2004 and 2005, we recorded a net amount of Ch$2,230 million and Ch$1,762 million, respectively, under “Other assets.”

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

Results of Operations for the Years Ended December 31, 2003, 2004 and 2005

The following section discusses the results of operations for the years ended December 31, 2003, 2004 and 2005. To the extent that it is available and is useful in analyzing our results, we have included information broken down by the business areas we use in internal reporting. We also present our results on a consolidated basis.

We use a business area-based profitability system to manage our business. This system allows us to extract income, balances, interest rate and expense information by client and also allows us to view information by account officer, branch or business area. In order to assess income per transaction, the system compares the interest rate agreed upon with the client with our own cost of funds. For various transactions, we use internal cost of funds tables, which are updated daily. From these tables we are able to determine operating costs per transaction or per client and these costs are then allocated to our various business areas. Developed internally, the system has been continuously refined resulting in cost re-allocations. Figures for years before 2005 have been restated according to the current manner in which we measure our business areas during 2005.

Our business is organized into the following areas:

•	retail market;

•	wholesale market;

•	international banking;

•	treasury and money market operations; and

•	operations through subsidiaries

We use the same accounting policies within business areas as those used for our consolidated management reports. Corporate and individual customers are assigned to account executives who work exclusively within one business area. Some costs are allocated to one business area, and others are split between two or more business areas based on a single transaction. Thereafter, any unallocated costs are included as “other” in order to arrive at the consolidated balance sheet and income statement.

The business area information is subject to general internal auditing procedures to ensure the integrity of the information used in management decision-making. The business area information presented has also been adjusted in order to tie results to the income statement, as presented in accordance with Chilean GAAP in our audited consolidated financial statements. The most significant differences in classification are as follows:

•	We measure the net interest margin of loans and deposits on an individual transaction and client basis, based on the difference between the effective customer rate and our related fund transfer price in terms of maturity, repricing and currency.

•	The results associated with our gap management (interest rate mismatches) have been allocated among different business areas in accordance with the amount of our long-term loans outstanding.

•	Our management model, which measures the performance of our business areas, considers results that are directly related to performance and not to overhead expenses of corporate and support departments, additional allowances (previously referred to as “voluntary allowances” under guidelines prior to 2004), taxes and other non-operating income and expenses.

•	In addition to direct costs (consisting mainly of labor and administrative expenses), we allocate the majority of our indirect operating costs to each business area based on the type and amount of the relevant transactions. These costs are mainly related to the use of technology and computer equipment. Other indirect costs are allocated using activity-based costing methodology.

Pre-Tax Income by Business Area

The following table sets forth pre-tax income by business area for each of the years ended December 31, 2003, 2004 and 2005. The line item “Other” includes the effect of conforming internal accounting policies to Chilean GAAP and a number of non-allocated costs, such as human resources related expenses, additional provisions (previously referred to as “voluntary provisions”) and depreciation costs. For internal reporting purposes, we control and monitor these costs separately and do not include them in the determination of business area profitability. Also included within “Other” are specific portions of income such as rental income.

	Year Ended December 31,						% Increase (Decrease)
	2003		2004		2005		2003/2004	2004/2005
	(in millions of constant Ch$ as of December 31, 2005, except for percentages)
Retail banking	Ch$	87,078	Ch$	99,572	Ch$	114,556	14.3%	15.0%
Wholesale banking		43,714		35,056		64,992	(19.8)	85.4
International banking		11,167		3,716		(6,101)	(66.7)	—
Treasury and money market operations		20,145		25,571		15,751	26.9	(38.4)
Subsidiaries		22,583		29,196		26,522	29.3	(9.2)
Other		(31,290)		(15,978)		(13,605)	(48.9)	(14.9)

Pre-tax income	Ch$	153,397	Ch$	177,133	Ch$	202,115	15.5%	14.1%

2004 and 2005. The 14.1% increase in pre-tax income in 2005 as compared to 2004 was primarily attributable to an 8.7% increase in net interest revenue, a 46.5% decrease in provisions for loan losses and a 4.9% increase in fee income, which was partially offset by a 10.8% increase in operating expenses. These positive results mainly reflected: (i) our many initiatives to expand our customer base, which generated higher operating revenues principally to retail banking, (ii) the improved economic environment, which positively impacted the credit quality of corporate portfolios and (iii) higher earnings from demand deposits as a consequence of higher nominal interest rates.

2003 and 2004. The 15.5% increase in pre-tax income in 2004 as compared to 2003 was primarily attributable to a 42.8% increase in net interest revenue, a 29.1% increase in fees and a 29.6% increase in recovery of loans that had previously been charged off. These increases were mainly due to the growth of the Chilean economy, an improvement in our asset mix and the further integration of our subsidiaries’ businesses with our core business.

Retail Banking. 2004 and 2005. The 15.0% increase in the retail banking business area’s pre-tax income in 2005 was primarily attributable to a 10.0% increase in operating revenues from Ch$259,127 million in 2004 to Ch$285,020 million in 2005 fueled by a 12.6% expansion in the loan portfolio, higher earnings from demand deposits and, to a lesser extent, higher fee income. We believe that our focus on broadening our distribution channels as well as creating better service and product alternatives has become a key element in increasing our retail customer base, generating higher operating revenues despite the smaller margins that result from growing competition in this area.

2003 and 2004. The 14.3% increase in the retail banking business area’s pre-tax income in 2004 was primarily attributable to a 11.8% increase in operating revenues from Ch$231,713 million in 2003 to Ch$259,127 million in 2004, which, in turn, was due to 12.2% growth in the retail banking business area’s loan portfolio and, to a lesser extent, higher fee income. These factors were partially offset by higher operating expenses and higher provisions for loan losses.

Wholesale. 2004 and 2005. The 85.4% increase in the wholesale business area’s pre-tax income in 2005 was primarily attributable to a significant improvement in loan portfolio credit quality (in particular, that part of the portfolio related to the construction and commerce sectors) and to an 10.8% increase in operating revenues from Ch$106,933 million in 2004 to Ch$118,486 million in 2005, a consequence of the 21.1% expansion in loans, higher fee income (mainly from commercial loans, collection and payment services) and higher income from demand deposits.

2003 and 2004. The 19.8% decrease in the wholesale business area’s pre-tax income in 2004 was primarily attributable to a 6.7% decrease in operating revenues from Ch$114,621 million in 2003 to Ch$106,933 million in 2004, which, in turn, was due to a decrease in lending spreads and losses from the sale of corporate loans. The decrease in pre-tax income was also explained by a 32.7% decrease in “other” income and expenses and by a 2.1% increase in operating expenses, primarily due to marketing and technology costs.

International Banking. 2004 and 2005. Extraordinary expenses, mainly for legal counsel and other consultation for operational review and process design incurred in 2005 by the U.S. branches as a result of examination by U.S. regulators and of the improvement in internal controls made to comply with orders agreed to with the OCC and the Federal Reserve, accounted for the negative pre-tax income recorded by the international banking business area in 2005 as compared to the positive figure of 2004. In addition, in October, 2005 we entered into agreements with the OCC and separately with FinCEN requiring our U.S. branches to make a U.S.$3 million civil penalty payment to resolve allegations related to the Bank Secrecy Act, anti-money laundering compliance and related matters.

2003 and 2004. The 67% decrease in the international banking business area’s pre-tax income of Ch$3,716 million in 2004 from Ch$11,167 million in 2003 was primarily attributable to the earnings generated in 2003 from the sale of Latin American investment securities held at our New York branch and, to a lesser extent, to provisions release during 2003.

Treasury and Money Market Operations. 2004 and 2005. The treasury and money market operations business area’s pre-tax income decreased to Ch$15,751 million in 2005 from Ch$25,571 million in 2004 primarily as a consequence of lower sales and mark to market securities results, as a result of the increase in long-term interest rates during the last quarter of 2005, and due to the lower balance maintained in financial instruments by us during 2005.

2003 and 2004. The 26.9% increase in the treasury and money market operations business area’s pre-tax income in 2004 was primarily attributable to increased income from our investment portfolio, which, in turn, was due to an increase in the value of our UF-denominated assets from increased inflation and a decrease in Chilean peso-denominated cost of funds from a decrease in the short term reference rate from 2.73% in 2003 to 1.87% in 2004.

Operations through Subsidiaries. 2004 and 2005. The 9.2% decrease in pre-tax income from our subsidiaries in 2005 compared to 2004 was primarily attributable to higher operating expenses recorded by our securities brokerage subsidiary mainly related to: (i) higher consulting and software expenses from a new operational platform, which seeks to improve control systems and efficiency and (ii) higher personnel costs principally attributable to higher variable compensations and indemnities. In addition, the decrease in pre-tax income during 2005 was also explained by a decrease in fee income from the financial advisory subsidiary, as it generated only a small number of transactions.

2003 and 2004. The 29.3% increase in pre-tax income from our subsidiaries in 2004 was primarily attributable to the 23.8% increase in fee income from their operations from Ch$38,776 million in 2003 to Ch$48,003 million in 2004, which resulted in a 21.2% increase in operating revenues. The increase in our subsidiaries’ fee income was also a result of increased cross-selling of products by our subsidiaries, as well as the growth of the Chilean economy. In particular, fee income from our securities brokerage subsidiary increased 24.7% during 2004. The 80% increase in fee income from services generated by our financial advisory services subsidiary was primarily attributable to fee income from investment banking and advisory services.

Net Income

The following table sets forth the principal components of our net income, as detailed in our audited consolidated financial statements for the years ended December 31, 2003, 2004 and 2005:

	Year Ended December 31,						% Increase (Decrease)
	2003		2004		2005		2003/2004	2004/2005
	(in millions of constant Ch$ as of December 31, 2005, except for percentages)
Net interest revenue	Ch$	238,365	Ch$	340,297	Ch$	369,798	42.8%	8.7%
Provisions for loan losses		(36,867)		(41,208)		(22,028)	11.8	(46.5)
Fees and income from services, net		101,787		131,408		137,793	29.1	4.9
Other operating income (loss), net		102,357		15,031		10,860	(85.3)	(27.7)
Other income and expenses, net		(11,531)		(11,036)		(6,394)	(4.3)	(42.1)
Minority interest		(2)		(1)		—	(50.0)	—
Operating expenses		(236,426)		(249,623)		(276,464)	5.6	10.8
Net loss from price-level restatement		(4,286)		(7,735)		(11,450)	80.5	48.0

Net income before income taxes		153,397		177,133		202,115	15.5	14.1
Income taxes		(14,763)		(19,010)		(21,391)	28.8	12.5

Net income	Ch$	138,634	Ch$	158,123	Ch$	180,724	14.1%	14.3%

2004 and 2005. Our net income for 2005 was Ch$180,724 million, an increase of 14.3% from Ch$158,123 million in 2004, primarily reflecting the 8.7% increase in net interest revenue, a 46.5% decrease in provisions for loan losses and, to a lesser extent, an increase in fee income and a decrease in other expenses, net. These factors more than offset a 10.8% increase in our operating expenses.

2003 and 2004. Our net income for 2004 was Ch$158,123 million, an increase of 14.1% from Ch$138,634 million in 2003, primarily reflecting a 42.8% increase in net interest revenue and a 29.1% increase in fee income. These factors were partially offset by a decrease in other operating income, net, an increase in operating expenses and increased provisions for loan losses.

Net Interest Revenue

The tables included under the headings “—Interest Revenue” and “—Interest Expense” set forth information regarding our consolidated interest revenue and expenses and average interest earning assets and average interest bearing liabilities for the years ended December 31, 2003, 2004 and 2005. This information is derived from the tables included elsewhere in this annual report under “Item 4. Information on the Company—Selected Statistical Information” and is qualified in its entirety by reference to such information.

	Year Ended December 31,						% Increase (Decrease)
	2003		2004		2005		2003/2004	2004/2005
	(in millions of constant Ch$ as of December 31, 2005, except for percentages)
Interest revenue	Ch$	455,241	Ch$	562,933	Ch$	680,149	23.7%	20.8%
Interest expense		(216,876)		(222,636)		(310,351)	2.7	39.4

Net interest revenue	Ch$	238,365	Ch$	340,297	Ch$	369,798	42.8%	8.7%

Net interest margin(1)		2.75%		3.84%		4.06%	—	—

(1)	Net interest revenue divided by average interest earning assets. The average balances for interest earning assets, including interest readjustments, have been calculated on the basis of our daily balances and on the basis of monthly balances for our subsidiaries.

2004 and 2005. Net interest revenue increased by 8.7%, from Ch$340,297 million in 2004 to Ch$369,798 million in 2005, primarily as a result of 22 basis point (one basis point equals one one-hundredth (1/100th) of a percent) increase in net interest margin (net interest revenue divided by average interest earning assets) from 3.84% in 2004 to 4.06% in 2005 and, to a lesser extent, by a 2.8% growth in average interest earning assets. The increase in net interest margin was largely as a result of the following:

•	an increase in nominal interest rates (as a result of the higher inflation rate, measured by the variation of the UF which was 3.80% in 2005 as compared to 2.35% in 2004), as during 2005 we earned higher interest income on the portion of interest earning assets financed by non-interest bearing liabilities;

•	a favorable change in the asset mix realized by increasing the relative weight of loans to total assets from 71.4% in 2004 to 76.7% in 2005, against investment portfolio expansion. Within the loan portfolio, we emphasized growth in higher yielding loans such as consumer loans and factoring and lease contracts (which were primarily made to customers in the retail and wholesale banking business areas); and

•	a reduced negative impact of the 8.1% appreciation of the Chilean peso against the U.S. dollar in 2005, as we reduced significantly our net asset position in assets and liabilities denominated in Chilean pesos, readjusted in accordance with changes in the U.S. dollar exchange rate (this position is usually hedged with a net liability position in U.S. dollars and, consequently, decreased our net interest revenue, but originated accounting gains shown in the foreign exchange transaction line item).

These favorable effects were partially offset by:

•	a negative repricing effect during 2005 (since liabilities reprice faster than interest earning assets) as the Central Bank raised its monetary policy interest rate by 225 basis points during the year, reaching 4.5% in December 2005. During 2004, the Central Bank only increased the monetary policy rate by 50 basis points; and

•	a lower lending spread attained during 2005 compared to the previous year as a consequence of increased competition.

2003 and 2004. Net interest revenue increased by 42.8%, from Ch$238,365 million in 2003 to Ch$340,297 million in 2004, primarily as a result of a 2.2% increase in average interest earning assets and an increase of 109 basis points in net interest margin (net interest revenue divided by average interest earning assets), from 2.75% in 2003 to 3.84% in 2004. The increase in net interest margin was primarily the result of the following:

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

Interest Revenue

The following table sets forth information regarding our interest revenue and average interest earning assets for the years ended December 31, 2003, 2004 and 2005:

	Year Ended December 31,						% Increase (Decrease)
	2003		2004		2005		2003/2004	2004/2005
	(in millions of constant Ch$ as of December 31, 2005, except for percentages)
Interest revenue(1)	Ch$	455,241	Ch$	562,933	Ch$	680,149	23.7%	20.8%

Average interest earning assets:
Commercial loans(2)	Ch$	3,358,807	Ch$	3,508,211	Ch$	4,267,548	4.4	21.6
Consumer loans		447,975		657,567		769,891	46.8	17.1
Mortgage loans(3)		1,228,778		1,036,992		721,962	(15.6)	(30.4)
Foreign trade loans		694,830		707,498		633,600	1.8	(10.4)
Interbank loans		88,902		46,800		39,786	(47.4)	(15.0)
Past due loans(4)		143,727		102,525		81,757	(28.7)	(20.3)
Contingent loans(5)		419,262		493,847		614,725	17.8	24.5
Leasing contracts		281,659		315,040		391,220	11.9	24.2

Total loans	Ch$	6,663,940	Ch$	6,868,480	Ch$	7,520,489	3.1%	9.5%
Financial investments(6)		1,889,299		1,900,244		1,435,438	0.6	(24.5)
Interbank deposits		127,493		100,202		157,485	(21.4)	57.2

Total	Ch$	8,680,732	Ch$	8,868,926	Ch$	9,113,412	2.2%	2.8%

Average rates earned on total interest earning assets(7):
Average nominal rates		5.24%		6.35%		7.46%	—	—
Average real rates		4.89%		2.38%		2.02%	—	—

(1)	Interest revenue includes fees we charge in respect of contingent loans.
(2)	Excludes leasing contracts.
(3)	Includes residential and general purpose mortgage loans.
(4)	Includes interest accrued and unpaid on principal until the date on which payment becomes overdue.
(5)	Consists of unfunded letters of credit, guarantees, performance bonds and other unfunded commitments.
(6)	“Financial investments” includes primarily bonds issued by the Central Bank and foreign governments.
(7)	See “Item 4. Information on the Company—Selected Statistical Information—Average Balance Sheets, Interest Earned on Interest Earning Assets and Interest Paid on Interest Bearing Liabilities.”

2004 and 2005. Interest revenue increased by 20.8%, from Ch$562,933 million in 2004 to Ch$680,149 million in 2005, primarily as a result of an increase in the average nominal interest rates earned from 6.35% in 2004 to 7.46% in 2005 and, to a lesser extent, a 2.8% growth in average interest earning assets driven by a 9.5% increase in average loans, which offset the 24.5% decrease in average investments. The increase in average nominal interest rates was mainly the result of an increase in the inflation rate (from 2.4% in 2004 to 3.7% in 2005) and successive increases of the Central Bank’s nominal reference rates (from 2.25% as of December 2004 to 4.50% at the end of 2005).

2003 and 2004. Interest revenue increased by 23.7%, from Ch$455,241 million in 2003 to Ch$562,933 million in 2004, primarily as a result of an increase in average nominal rates earned and a 2.2% increase in average interest earning assets from Ch$8,680,732 million in 2003 to Ch$8,868,926 million in 2004, primarily a result of higher loan balances. Average nominal interest rates earned increased from 5.24% in 2003 to 6.35% in 2004, primarily as a result of an increase in the inflation rate from 1.1% in 2003 to 2.4% in 2004 and successive increases of the Central Bank’s nominal reference rates (from 1.75% as of February 2004 to 2.25% as of December 2004).

Interest Expense

The following table sets forth information regarding our interest expense and average interest bearing liabilities for the years ended December 31, 2003, 2004 and 2005:

	Year ended December 31,						% Increase (Decrease)
	2003		2004		2005		2003/2004	2004/2005
	(in millions of constant Ch$ as of December 31, 2005, except for percentages)
Interest expense	Ch$	216,876	Ch$	222,636	Ch$	310,351	2.7%	39.4%

Average interest-bearing liabilities:
Time deposits(1)	Ch$	3,536,853	Ch$	3,590,813	Ch$	3,934,121	1.5	9.6
Savings accounts		183,338		152,062		139,267	(17.1)	(8.4)
Total Central Bank borrowings		12,367		12,832		31,822	3.8	148.0
Investments sold under agreements to repurchase		372,673		440,126		298,547	18.1	(32.2)
Mortgage finance bonds		1,089,265		946,971		616,794	(13.1)	(34.9)
Other interest-bearing liabilities(2)		1,138,485		1,164,287		1,461,326	2.3	25.5

Total	Ch$	6,332,981	Ch$	6,307,091	Ch$	6,481,877	(0.4)%	2.8%

Average rates paid on total interest bearing liabilities(3):
Average nominal rates		3.42%		3.53%		4.79%
Average real rates		(1.89)%		(0.67)%		(0.86)%
Average (Chilean peso-denominated) non-interest bearing demand deposits	Ch$	1,941,079	Ch$	2,163,695	Ch$	2,185,826	11.5%	1.0%

(1)	Includes interest-earning demand deposits.
(2)	Combines bonds, interest-bearing demand deposits and other interest bearing liabilities.
(3)	See “Item 4. Information on the Company—Selected Statistical Information—Average Balance Sheets, Interest Earned on Interest Earning Assets and Interest Paid on Interest Bearing Liabilities.”

2004 and 2005. Interest expense increased by 39.4%, from Ch$222,636 million in 2004 to Ch$310,351 million in 2005, primarily as a result of an increase in average nominal interest rates paid, from 3.53% in 2004 to 4.79% in 2005 and, to a lesser extent, the 2.8% increase in average interest-bearing liabilities from Ch$6,307,091 million in 2004 to Ch$6,481,877 million in 2005. The increase in average interest bearing liabilities was primarily a result of a 9.6% increase in time deposits and a 25.5% increase in other interest-bearing liabilities mainly related to bonds and subordinated bonds. The increase in average nominal interest rate paid was primarily attributable to the higher inflation rate and successive increases in the Central Bank’s monetary policy rates.

2003 and 2004. Interest expense increased by 2.7%, from Ch$216,876 million in 2003 to Ch$222,636 million in 2004, primarily as a result of an increase in the average nominal interest rates paid from 3.42% in 2003 to 3.53% in 2004. The increase in average nominal interest rates was partially offset by the 0.4 % decrease in average interest bearing liabilities from Ch$6,332,981 million in 2003 to Ch$6,307,091 million in 2004, primarily as a result of an 11.5% increase in average non-interest bearing demand deposits denominated in Chilean pesos.

Provisions for Loan Losses

Chilean banks are required to maintain allowances to cover possible credit losses in accordance with regulations issued by the Chilean Superintendency of Banks. Effective as of January 1, 2004, the Chilean Superintendency of Banks modified the procedure used to calculate a bank’s required allowances. The application of such amended regulations did not result in any material increase in our allowance for loan losses. According to regulations of the Chilean Superintendency of Banks applicable to such periods, the amount of provisions charged to income in any period consists of net provisions for possible loan losses. See “Item 4. Information on the Company—Regulation and Supervision” and Note 7 to our audited consolidated financial statements.

The following table sets forth information with respect to our provisions and allowances for loan losses and charge-offs for each of the years ended December 31, 2003, 2004 and 2005:

	Year Ended December 31,						% Increase (Decrease)
	2003		2004		2005		2003/2004	2004/2005
	(in millions of constant Ch$ as of December 31, 2005, except for percentages)
Provisions:
Total provisions for loan losses	Ch$	36,867	Ch$	41,208	Ch$	22,028	11.8%	(46.5)%
Gross provisions for loan losses		63,830		76,158		55,014	19.3	(27.8)
Total loan loss recoveries		26,963		34,950		32,986	29.6	(5.6)
Charge-offs:
Total charge-offs		102,082		102,626		67,343	0.5	(34.4)
Net charge-offs		75,119		67,676		34,357	(9.9)	(49.2)
Other asset quality data:
Total loans	Ch$	6,642,618	Ch$	7,136,954	Ch$	8,205,924	7.4	15.0
Consolidated risk index		2.36%		2.23%		1.72%	—	—
Unconsolidated risk index		2.41%		2.23%		1.72%	—	—
Allowances for loan losses(1)	Ch$	190,559	Ch$	159,318	Ch$	141,305	(16.4)%	(11.3)%
Allowances for loan losses as a percentage of total loans		2.87%		2.23%		1.72%	—	—

(1)	“Allowances for loan losses” includes additional loan loss allowances (previously referred to as “voluntary allowances” under guidelines prior to 2004) greater than those required by the Chilean Superintendency of Banks. See “Item 4. Information on the Company—Regulation and Supervision—Allowances for Loan Losses” and “Item 4. Information on the Company—Regulation and Supervision—Additional Allowances.”

2004 and 2005. Despite the 15.0% increase in total loans in 2005, our overall provisions for loan losses decreased by 46.5%, from Ch$41,208 million in 2004 to Ch$22,028 million in 2005, primarily as a result of an improvement in the financial condition of our corporate clients and the economic environment. These factors positively impacted our corporate portfolios, in particular those related to the construction and commerce sectors. Provisions related to individuals also improved, registering a modest increase despite an approximately 13.0% increase in the size of the retail market loan portfolio. As a consequence, the ratio of provisions for loan losses to average loans fell to 0.29% in 2005 from 0.60% in 2004. On a consolidated basis, our risk index decreased from 2.23% in 2004 to 1.72% in 2005.

2003 and 2004. Our overall provisions for loan losses increased by 11.8%, from Ch$36,867 million in 2003 to Ch$41,208 million in 2004, primarily as a result of 7.4% growth in the loan portfolio and the risk classification downgrade of certain corporate clients primarily concentrated in the construction sector. Provisions for loan losses represented approximately 0.60% of average loans in 2004, a small increase from 0.55% in 2003. On a consolidated basis, our risk index decreased from 2.36% in 2003 to 2.23% in 2004.

Fees and Income from Services, Net

The following table sets forth certain components of our fees and income from services (net of fees paid to third parties that provide support for those services, principally fees relating to sales force and receipts and collection services provided to us) for the years ended December 31, 2003, 2004 and 2005:

	Year Ended December 31,						% Increase (Decrease)
	2003		2004		2005		2003/2004	2004/2005
	(in millions of constant Ch$ as of December 31, 2005, except for percentages)
Mutual funds	Ch$	14,089	Ch$	19,286	Ch$	23,186	36.9%	20.2%
Demand deposits and overdrafts		23,000		24,902		23,150	8.3	(7.0)
Insurance		9,942		14,747		19,866	48.3	34.7
Stock brokerage		9,876		12,518		15,099	26.8	20.6
Credit cards		8,943		12,011		12,626	34.3	5.1
Debit accounts and ATMs		8,676		10,808		12,445	24.6	15.1
Receipts and payment of services		7,616		8,248		9,150	8.3	10.9
Collection of over-due loans		9,155		8,877		8,656	(3.0)	(2.5)
Financial advisory services		5,681		4,799		8,134	(15.5)	69.5
Credit lines		5,863		6,990		7,272	19.2	4.0
Letters of credit, guarantees, collaterals and other contingent loans		4,220		5,333		4,748	26.4	(11.0)
Income and revenue from assets received in lieu of payment		2,577		4,013		3,519	55.7	(12.3)
Foreign trade and currency exchange		3,461		3,533		3,336	2.1	(5.6)
Collection services		3,052		3,689		2,527	20.9	(31.5)
Prepaid loans		2,091		3,436		2,352	64.3	(31.5)
Custody and trust services		967		1,449		1,762	49.8	21.6
Leasing		1,193		1,595		1,283	33.7	(19.6)
Factoring		777		605		610	(22.1)	0.8
Sales force expenses		(11,536)		(11,596)		(15,015)	0.5	29.5
Cobranding expenses		(6,314)		(3,764)		(5,817)	(40.4)	54.5
Teller services expenses		(3,369)		(3,510)		(3,960)	4.2	12.8
Other		1,827		3,439		2,864	88.2	(16.7)

Total	Ch$	101,787	Ch$	131,408	Ch$	137,793	29.1%	4.9%

2004 and 2005. Fees and income from services net increased by 4.9%, from Ch$131,408 million in 2004 to Ch$137,793 million in 2005, primarily as a result of an increase in fees generated by insurance, mutual funds, financial advisories (principally associated to loan restructurings) and stock brokerage businesses, and to a lesser extent, to an increase in fees related to debit accounts and ATMs (primarily due to an increase in the client base with new checking accounts, coupled with the expansion of 257 new ATMs), receipts and payment of services and credit cards. The increase in fees was partially offset by higher sales force and cobranding expenses incurred in 2005, reflecting our aggressive efforts to expand our retail market business area.

2003 and 2004. Fees and income from services net increased by 29.1% from Ch$101,787 million in 2003 to Ch$131,408 million in 2004, primarily as a result of an increase in fees generated by mutual funds, insurance and stock brokerage related products, credit cards, checking accounts, overdrafts, debit accounts and ATM transactions. Fee income accounted for 27.0% of operating revenues during 2004, an increase from 23.0% in 2003, primarily as a result of the improved quality and increased quantity of fee generating products through alliances, promotions, product innovations and expanded distribution.

Other Operating Income (Loss), Net

Other operating income (loss), net, consists of net gains and losses from trading activities and net gains and losses from foreign exchange transactions. Trading results include gains and losses realized on the sale of financial investments as well as gains and losses arising from marking financial investments to market at period-end. Net gains and losses from foreign exchange transactions include gains and losses realized upon the sale of foreign currency and foreign exchange derivatives and gains and losses arising from the period-end translation of foreign currency-denominated assets and liabilities into pesos. Foreign exchange results do not include net adjustments on U.S. dollar-indexed domestic currency transactions, or the exchange rate variation on foreign branches’ capital and reserves. Foreign exchange results include existing interest rate differences in currency derivatives.

The following table sets forth certain components of our other operating income (loss), net, in the years ended December 31, 2003, 2004 and 2005:

	Year Ended December 31,						% Increase (Decrease)
	2003		2004		2005		2003/2004	2004/2005
	(in millions of constant Ch$ as of December 31, 2005, except for percentages)
Gains (losses) on trading activities, net	Ch$	5,659	Ch$	(3,265)	Ch$	3,289	—	—
Foreign exchange transactions, net		96,698		18,296		7,571	(81.1)%	(58.6)%

Net other operating income	Ch$	102,357	Ch$	15,031	Ch$	10,860	(85.3)%	(27.7)%

2004 and 2005. In 2005, other operating income, net decreased by 27.7%, from Ch$15,031 million in 2004 to Ch$10,860 million in 2005, primarily as a result of a decrease in income from foreign exchange transactions in 2005, partially offset by gains on trading activities in 2005 (as compared to net trading losses in 2004).

Foreign exchange transactions, net decreased by 58.6%, from Ch$18,296 million in 2004 to Ch$7,571 million in 2005 as a result of the reduction of our net liability position in U.S. dollars. This position is usually hedged with a net asset position in Chilean peso-denominated assets and liabilities, readjusted in U.S. dollars.

Gains on sales of financial instruments for the year 2005 amounted to Ch$3,289 million as compared to a loss of Ch$3,265 million in 2004. The net gains registered in 2005 were mainly related to earnings obtained from Central Bank securities maintained by our brokerage subsidiary.

2003 and 2004. In 2004, other operating income, net contributed net income of Ch$15,031 million, a substantial decrease from Ch$102,357 million in 2003, primarily as a result of a significant decrease in income from foreign exchange transactions in 2004 and, to a lesser extent, losses on trading activities in the same year.

The decrease in foreign exchange transactions during 2004 as compared to 2003 was primarily attributable to a lower appreciation of the Chilean peso in 2004 of 6.6% as compared to 15.9% in 2003, which significantly reduced the income resulting from the net liability U.S. dollar-denominated position in 2004.

Gains on sales of financial instruments in 2004 accounted for a loss of Ch$3,265 million as compared to a gain of Ch$5,659 million in 2003. This loss was primarily a result of losses caused by decreases in the fair value of cross-currency swap transactions recorded during 2004 and losses associated with the sale of two loans in the manufacturing and retail sectors during 2004.

Other Income and Expenses, Net

Other income and expenses, net consists of gains arising from non-operating income, non-operating expenses and income and gains arising from our affiliates accounted for by the equity method, offset by any minority interest participation in the net income of our subsidiaries. See Notes 9 and 17 to our audited consolidated financial statements.

The following table sets forth certain components of our “other income and expenses, net,” for the years ended December 31, 2003, 2004 and 2005:

	Year Ended December 31,						% Increase (Decrease)
	2003		2004		2005		2003/2004	2004/2005
	(in millions of constant Ch$ as of December 31, 2005, except for percentages)
Non-operating income	Ch$	5,626	Ch$	4,995	Ch$	7,859	(11.2)%	57.3%
Non-operating expenses		(15,861)		(16,483)		(14,934)	3.9	(9.4)

Subtotal		(10,235)		(11,488)		(7,075)	12.2	(38.4)

Income from investments in other companies		(1,296)		452		681	—	50.7
Minority interest		(2)		(1)		—	(50.0)	(100.0)

Total	Ch$	(11,533)	Ch$	(11,037)	Ch$	(6,394)	(4.3)%	(42.1)%

2004 and 2005. Other income and expenses, net decreased by 42.1% from an expense of Ch$11,037 million in 2004 to an expense of Ch$6,394 million in 2005. The decrease was primarily a result of lower non-operating expenses, net recorded in 2005, which was primarily a result of higher gains on assets received in lieu of payment in 2005 and due to tax expenses from previous years related to credit cards recorded in 2004.

2003 and 2004. Other income and expenses, net decreased by 4.3% from an expense of Ch$11,533 million in 2003 to an expense of Ch$11,037 million in 2005, primarily as a result of losses in connection with equity investments related to an affiliate that offers e-commerce services to our corporate customers in 2003.

Operating Expenses

The following table sets forth information regarding our operating expenses in the years ended December 31, 2003, 2004 and 2005:

	Year Ended December 31,						% Increase (Decrease)
	2003		2004		2005		2003/2004	2004/2005
	(in millions of constant Ch$ as of December 31, 2005, except for percentages)
Personnel salaries and expenses	Ch$	132,433	Ch$	140,918	Ch$	150,616	6.4%	6.9%
Administrative and other expenses:
Advertising		8,265		11,248		11,975	36.1	6.5
Building maintenance		5,921		6,964		5,786	17.6	(16.9)
Rentals and insurance		9,522		9,535		10,562	0.1	10.8
Office supplies		4,516		4,718		4,836	4.5	2.5
Other expenses		57,762		59,688		75,767	3.3	26.9

Total administrative and other expenses	Ch$	85,986	Ch$	92,153	Ch$	108,926	7.2%	18.2%
Depreciation and amortization		18,007		16,552		16,922	(8.1)	2.2

Total	Ch$	236,426	Ch$	249,623	Ch$	276,464	5.6%	10.8%

2004 and 2005. Our operating expenses increased by 10.8%, from Ch$249,623 million in 2004 to Ch$276,464 million in 2005, principally reflecting the impact of higher administrative expenses and, to a lesser extent, the growth in personnel costs.

Higher administrative expenses were primarily the result of expenses incurred by our U.S. branches during 2005 in connection with our efforts to comply with orders entered into with the OCC and the Federal Reserve. These expenses, which mainly included legal counsel and consulting expenses, amounted to approximately Ch$12,700 million in 2005, compared to Ch$1,500 million in late 2004. For a description of the orders, see “Item 8. Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings.” To a lesser extent, administrative expenses during 2005 were impacted by higher advertising costs in order to support commercial activities, increased rental expenses (principally associated with the expansion of our distribution network) and higher consulting and technology expenses incurred by our subsidiaries.

Personnel costs and expenses increased by 6.9% during year 2005, mostly driven by higher indemnities principally related to expenses derived from the commercial reorganization we undertook in the second half of 2005 as part of our decision to adjust our client segmentation. To a lesser extent, salary increases and the incorporation of new employees during the year contributed to the increase in this item.

2003 and 2004. Our operating expenses increased by 5.6%, from Ch$236,426 million in 2003 to Ch$249,623 million in 2004, primarily as a result of increased personnel and administrative expenses. Personnel salaries and expenses increased by 6.4% during 2004, primarily as a result of salary increases, higher performance-related incentive expenses, the addition of 225 employees and a one-time bonus payment of approximately Ch$4,030 million made in the fourth quarter of 2004 in connection with our four-year collective bargaining agreement with our labor unions.

The annual increase in administrative expenses was primarily due to advertising expenses, expenses associated with the expansion of our ATM network and the Banco Credichile branch network, “Neos” related expenses and legal expenses of the New York branch.

Depreciation and amortization expenses declined by 8.1% during 2004, reflecting lower depreciation of computer equipment, which more than offset the higher amortization expenses related to our “Neos” project.

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

2004 and 2005. The loss from price-level restatement increased from Ch$7,735 million in 2004 to Ch$11,450 million in 2005, primarily as a result of the increase in the inflation rate used for adjustment purposes from 2.5% in 2004 to 3.6% in 2005.

2003 and 2004. The loss from price-level restatement increased from Ch$4,286 million in 2003 to Ch$7,735 million in 2004, primarily as a result of the increase in the inflation rate used for adjustment purposes from 1.0% in 2003 to 2.5% in 2004.

Income Tax

The statutory corporate income tax rate in Chile was 17% in 2005 and 2004 and 16.5% in 2003. We are also permitted under Law No. 19,396 to deduct dividend payments made to SAOS. In addition, any other payments made by SAOS or its shareholders to the Central Bank in connection with the Central Bank indebtedness are tax deductible. Consequently, our effective tax rate is significantly lower than the statutory corporate income tax rate because of the deduction of such dividend payments from our taxable income. Additionally, but to a lesser extent, differences in the tax treatment for provisions on individual loans and for charge-offs for past due loans have an impact on our effective tax rate. Moreover, all real estate taxes paid on properties that are leased to customers are deductible from our taxable income.

2004 and 2005. In 2005, we recorded a tax expense of Ch$21,391 million as compared to a tax expense of Ch$19,010 million in 2004. This increase was primarily attributable to the higher income tax base in 2005 as a result of a 14.1% increase in net income before taxes.

2003 and 2004. In 2004, we recorded a tax expense of Ch$19,010 million as compared to a tax expense of Ch$14,763 million in 2003. This increase was primarily attributable to a higher income tax base in 2004 as a result of a 15.5% increase in net income before taxes, and an increase in the statutory income tax rate from 16.5% in 2003 to 17% in 2004.

Chilean and U.S. GAAP Reconciliation

We prepare our audited consolidated financial statements in accordance with Chilean GAAP, which differs in certain significant respects from U.S. GAAP. See Note 28 to our audited consolidated financial statements for a description of the material differences between Chilean GAAP and U.S. GAAP, as they relate to us and our consolidated subsidiaries, reconciliation to U.S. GAAP of net income and shareholders’ equity and a discussion of new accounting rules under U.S. GAAP. The following table sets forth net income and shareholders’ equity for the years ended December 31, 2003, 2004 and 2005 under Chilean GAAP and U.S. GAAP:

	Year Ended December 31,
	2003		2004		2005
	(in millions of constant Ch$ as of December 31, 2005)
Net income (Chilean GAAP)	Ch$	138,634	Ch$	158,123	Ch$	180,724
Net income (U.S. GAAP)		138,471		152,202		168,830

Shareholders’ equity (Chilean GAAP)		738,738		698,817		775,107
Shareholders’ equity (U.S. GAAP)	Ch$	1,423,634	Ch$	1,371,948	Ch$	1,429,747

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

•	Under U.S. GAAP, when accounting for a merger of entities under common control, the book values of the merged entities that are held in the books of the common parent must be pushed down to the merged entity. This means that any goodwill in the books of Quiñenco S.A. at the time that it acquired each bank and any fair value differences created from those purchases must be included in our U.S. GAAP accounting records. In practice this means that the goodwill and fair value adjustments created from Quiñenco S.A.’s purchases of Banco de A. Edwards shares in September, October and December 1999 and from Quiñenco S.A.’s purchase of our shares in March 2001 are pushed down to us. As there is no analogous accounting treatment under Chilean GAAP, there is a considerable difference in the asset and liability bases under each body of accounting principles.

•	Under Chilean GAAP, allowances for loan losses are calculated according to specific guidelines set by the Chilean Superintendency of Banks. Under U.S. GAAP, allowances for loan losses should be in amounts adequate to cover inherent losses in the loan portfolio at the respective balance sheet dates. If we had applied U.S. GAAP, our net income would have increased by Ch$8,555 million and Ch$(985) million in 2004 and 2005, respectively, and shareholders´ equity would have increased by Ch$39,319 million and Ch$38,334 million in 2004 and 2005, respectively.

•	The Chilean Superintendency of Banks’ guidelines require that we account for forward contracts between foreign currencies and the U.S. dollar, or between the U.S. dollar and the Chilean peso, or the UF, at the closing spot exchange rate. Any initial discount or premium is amortized over the life of the contract. Interest rate swap agreements are treated as off-balance-sheet financial instruments. The net interest effect, which corresponds to the difference between interest income and interest expense arising from such agreements, is recorded in net income in the period that such differences originate. Additionally, we and our subsidiaries record, in the line item “Gains on loss from trading activities,” the adjustment to market value of the swap contract portfolio that is used to hedge interest rate and foreign currency risk. Under U.S. GAAP, our portfolio of swap agreements are recorded at their estimated fair value and forward contracts between the U.S. dollar and the Chilean peso, or the UF, at the fair value based on the forward exchange rate. Additionally, we separately measure embedded derivatives included in certain contracts as freestanding derivative instruments at their estimated fair values, recognizing changes in earnings when they occur.

These differences are explained in greater detail in Note 28 to our audited consolidated financial statements.

LIQUIDITY AND CAPITAL RESOURCES

Overview

Liquidity risk is the risk that we will be unable to meet our payment obligations and potential payment obligations as and when they become due without incurring unacceptable losses. To manage that risk, we maintain at all times a diversified portfolio of highly liquid assets that can be quickly mobilized, including cash, financial investments and Central Bank and government securities. Additionally, we have established lines of credit with foreign and domestic banks and have access to Central Bank borrowings to increase liquidity as necessary.

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

The senior members of our financial division evaluate liquidity by projecting daily cash flows over the following 90 days to verify that adequate liquidity is maintained, in compliance with limits imposed by Chilean banking regulations and those set internally by us.

Cash Flows

The tables below set forth our principal sources of cash. Our subsidiaries are not an important source of cash for us and therefore, do not significantly influence our ability to meet our cash obligations. No legal, contractual or economic restrictions exist on the ability of our subsidiaries to transfer funds to us in the form of loans or cash dividends as long as our subsidiaries abide by the regulations in the Chilean Corporations Law regarding loans to related parties and minimum dividend payments.

	Year Ended December 31,
	2003		2004		2005
	(in millions of constant Ch$ as of December 31, 2005)
Net cash provided by (used in) operating activities	Ch$	(121,300)	Ch$	595,496	Ch$	431,020

2004 and 2005. Cash provided by operating activities decreased to Ch$431,020 million in 2005 from Ch$595,496 million in 2004, primarily as a result of a lower decrease in our financial investments, mainly short-term Central Bank securities as we placed a new series of subordinated bonds and 5-year bonds on the local market during 2005, which improved our liquidity and allowed us to reduce our lower-yielding short-term assets.

2003 and 2004. Cash provided by operating activities reached Ch$595,496 million in 2004 compared to cash used in operating activities of Ch$121,300 million in 2003, primarily as a result of a decrease in our financial investments, primarily in short-term Central Bank securities and Chilean financial institutions, due to our issuance of three series of bonds on September 1, 2004, which improved our liquidity and allowed us to reduce our lower-yielding short-term assets. In addition, foreign country-related investments also declined as a result of the decrease in the exchange rate.

	Year Ended December 31,
	2003		2004		2005
	(in millions of constant Ch$ as of December 31, 2005)
Net cash used in investing activities	Ch$	(176,660)	Ch$	(665,806)	Ch$	(1,224,735)

2004 and 2005. Cash used in investing activities increased to Ch$1,224,735 million in 2005 from Ch$665,806 million in 2004 primarily as a result of a 15.0% increase in the volume of our loan portfolio.

2003 and 2004. Cash used in investing activities increased to Ch$665,806 million in 2004 from Ch$176,660 million in 2003 primarily as a result of a 7.4% increase in the volume of our loan portfolio.

	Year Ended December 31,
	2003		2004		2005
	(in millions of constant Ch$ as of December 31, 2005)
Net cash provided by financing activities	Ch$	490,410	Ch$	102,196	Ch$	568,446

2004 and 2005. The increase in cash provided by financing activities from Ch$102,196 million in 2004 to cash provided by financing activities of Ch$568,446 million in 2005 was primarily attributable to an increase in time deposits and, to a lesser extent, related to an increase in long-term foreign borrowings and to the repurchase of 2.5% of our shares.

2003 and 2004. The decrease in cash provided by financing activities from Ch$490,410 million in 2003 to cash provided by financing activities of Ch$102,196 million in 2004 was primarily attributable to a decrease in investments sold under agreements to repurchase, mortgage finance bonds and foreign borrowings. Additionally, the decrease in net cash provided by financing activities resulted from the purchase of 2.5% of our shares and higher dividends distributed to our shareholders (Ch$135,250 million in 2004 compared to Ch$55,891 million in 2003).

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

	Year Ended December 31, 2004						Year Ended December 31, 2005
	Long-term		Short-term		Total		Long-term		Short-term		Total
	(in millions of constant Ch$ as of December 31, 2005)
Central Bank Credit lines for renegotiation of loans	Ch$	1,999		—	Ch$	1,999	Ch$	1,407		—	Ch$	1,407
Other Central Bank Borrowings		—	Ch$	111,518		111,518		—		—		—
Mortgage finance bonds		817,288		—		817,288		556,504		—		556,504
Bonds		188,050		—		188,050		324,704		—		324,704
Subordinated bonds		275,891		—		275,891		305,284		—		305,284
Borrowings from domestic financial institutions		—		27,349		27,349		—	Ch$	90,160		90,160
Foreign borrowings		263,986		353,002		616,988		647,510		13,983		661,493
Investments sold under agreements to repurchase		—		361,653		361,653		—		270,750		270,750
Other obligations		11,488		34,973		46,461		1,338		32,405		33,743

Total other interest bearing liabilities	Ch$	1,558,702	Ch$	888,495	Ch$	2,447,197	Ch$	1,836,747	Ch$	407,298	Ch$	2,244,045

Central Bank borrowings

Central Bank borrowings include credit lines for the renegotiation of loans and other Central Bank borrowings. Credit lines were provided by the Central Bank for the renegotiation of mortgage loans due to the need to refinance debts as a result of the economic recession and crisis of the Chilean banking system from 1982 to 1985. The credit lines for the renegotiations of mortgage loans are linked to the UF index and carry a real annual interest rate of 3.19% as of December 31, 2005. The maturities of the outstanding amounts are as follows:

	As of December 31, 2005
	(in millions of constant Ch$ as of December 31, 2005)
Due within 1 year	Ch$	1,407
Due after 1 year but within 2 years		—
Due after 2 years but within 3 years		—
Due after 3 years but within 4 years		—
Due after 4 years but within 5 years		—
Due after 5 years		—

Total long-term (Credit lines for renegotiation of loans)		1,407
Total short-term (Other Central Bank borrowings)		—

Total Central Bank borrowings	Ch$	1,407

Mortgage finance bonds

Mortgage finance bonds are used to finance the granting of mortgage loans. The outstanding principal amounts of the bonds are amortized on a quarterly basis. The range of maturities of these bonds is between five and twenty years. The bonds are linked to the UF index and carry a weighted average annual interest rate of 4.07% as of December 31, 2005.

The maturities of outstanding mortgage finance bond amounts as of December 31, 2005 are as follows:

	As of December 31, 2005
	(in millions of constant Ch$ as of December 31, 2005)
Due within 1 year	Ch$	72,128
Due after 1 year but within 2 years		55,128
Due after 2 years but within 3 years		53,566
Due after 3 years but within 4 years		52,419
Due after 4 years but within 5 years		51,023
Due after 5 years		272,240

Total mortgage finance bonds	Ch$	556,504

Bonds

Our bonds are linked to the UF Index and carry an average real annual interest rate of 3.20% as of December 31, 2005, with interest and principal payments due semi-annually. The bonds were originally intended to finance loans that had a maturity of greater than one year.

The maturities of outstanding bond amounts as of December 31, 2005 are as follows:

	As of December 31, 2005
	(in millions of constant Ch$ as of December 31, 2005)
Due within 1 year	Ch$	66,991
Due after 1 year but within 2 years		66,576
Due after 2 years but within 3 years		65,988
Due after 3 years but within 4 years		65,988
Due after 4 years but within 5 years		18,138
Due after 5 years		41,023

Total bonds	Ch$	324,704

Subordinated bonds

Our currently outstanding subordinated bonds are linked to the UF index with interest and principal payments due semi-annually. The discount on the issuance of the currently outstanding subordinated bonds is amortized over the life of the bond. As of December 31, 2005, the effective real interest rate was 6.60% taking into consideration the discount on issuance.

The bonds are intended to finance loans having a maturity greater than one year. As of December 31, 2005 the outstanding maturities of the bonds, which are considered long-term, are as follows:

	As of December 31, 2005
	(in millions of constant Ch$ as of December 31, 2005)
Due within 1 year	Ch$	31,191
Due after 1 year but within 2 years		24,374
Due after 2 years but within 3 years		24,374
Due after 3 years but within 4 years		24,374
Due after 4 years but within 5 years		24,374
Due after 5 years		176,597

Total subordinated bonds	Ch$	305,284

On June 15, 2006, we issued U.S.$200,000,000 of 6.25% subordinated notes due 2016. The notes pay interest semi-annually, and were issued pursuant to an exemption from registration under Regulation S and Rule 144A of the Securities Act.

Subordinated bonds are considered in the calculation of “effective equity” for the purpose of determining our minimum capital requirements.

Borrowings from domestic financial institutions

Borrowings from domestic financial institutions, which are used to fund our general activities, carry a weighted average annual real interest rate of 4.75% as of December 31, 2005 and have the following outstanding maturities as of December 31, 2005:

As of December 31, 2005
(in millions of constant Ch$ as of December 31, 2005)
Due within 1 year	Ch$	—
Due after 1 year but within 2 years		—
Due after 2 years but within 3 years		—
Due after 3 years but within 4 years		—
Due after 4 years but within 5 years		—
Due after 5 years		—

Total long-term		—
Total short-term	Ch$	90,160	(1)

Total borrowings from domestic financial institutions	Ch$	90,160

(1)	Includes borrowings with maturities that were originally greater than one year but which as of December 31, 2005 had remaining maturities of less than one year.

Foreign borrowings

We have short-term and long-term borrowings from foreign banks. The outstanding maturities of these borrowings as of December 31, 2005 are as follows:

	As of December 31, 2005
	Syndicated Loan		Other Foreign Borrowings		Total
	(in millions of constant Ch$ as of December 31, 2005)
Due within 1 year	Ch$	629	Ch$	450,149	Ch$	450,778
Due after 1 year but within 2 years		—		93,243		93,243
Due after 2 years but within 3 years		—		—		—
Due after 3 years but within 4 years		77,132		26,357		103,489
Due after 4 years but within 5 years		—		—		—
Due after 5 years		—		—		—

Total long-term		77,761		569,749		647,510
Total short-term		—		13,983		13,983

Total foreign borrowings	Ch$	77,761	Ch$	583,732	Ch$	661,493

Each of these loans is denominated in foreign currency and is principally used to fund our foreign trade loans and carry an average annual nominal interest rate of 1.40% as of December 31, 2005. The syndicated loan’s interest rate is composed of a three month U.S.D. LIBO rate, plus 0.23%.

Other obligations

	As of December 31,
	2004		2005
	(in millions of constant Ch$ as of December 31, 2005)
Other long-term obligations:
Obligations with Chilean government	Ch$	11,488	Ch$	1,338

Total other long-term obligations		11,488		1,338
Other short-term obligations		34,973		32,405

Total other obligations	Ch$	46,461	Ch$	33,743

As of December 31, 2005, other obligations had the following maturities:

	As of December 31, 2005
	(in millions of constant Ch$ as of December 31, 2005)
Due within 1 year	Ch$	1,338
Due after 1 year but within 2 years		—
Due after 2 years but within 3 years		—
Due after 3 years but within 4 years		—
Due after 4 years but within 5 years		—
Due after 5 years		—

Total long-term		1,338	(1)
Total short-term		32,405	(1)

Total other obligations	Ch$	33,743

(1)	Includes borrowings with maturities that were originally greater than one year but which as of December 31, 2005 had remaining maturities of less than one year.

Asset and Liability Management

Our asset and liability management policy is to maximize net interest revenue, return on assets and shareholders’ equity in light of interest rate, liquidity and foreign exchange risks, within the limits of Chilean banking regulations and our internal risk management policies. Subject to these constraints, we may from time to time take mismatched positions as to interest rates or, in certain limited circumstances, foreign currencies when justified, in our view, by market conditions and prospects, and subject to our asset and liability management policies. Our board of directors determines our asset and liability policies. See “Item 11. Quantitative and Qualitative Disclosure About Market Risk.”

Funding

The following table sets forth our average daily balance of liabilities for the years ended December 31, 2003, 2004 and 2005, in each case together with the related average nominal interest rates paid thereon:

	Year Ended December 31,
	2003				2004				2005
	Average Balance		% of Total Liabilities	Average Nominal Rate	Average Balance		% of Total Liabilities	Average Nominal Rate	Average Balance		% of Total Liabilities	Average Nominal Rate
	(in millions of constant Ch$ as of December 31, 2005, except for percentages)
Non-interest bearing demand deposits	Ch$	1,941,079	21.8%	—	Ch$	2,163,695	23.3%	—	Ch$	2,185,826	22.7%	—
Time deposits		3,536,853	39.7	2.5%		3,590,813	38.8	2.5%		3,934,121	40.8	4.3%
Savings accounts		183,338	2.1	1.7		152,062	1.6	2.2		139,267	1.4	3.8
Mortgage finance bonds		1,089,265	12.2	7.4		946,971	10.2	8.2		616,794	6.4	8.2
Central Bank borrowings		12,367	0.1	3.5		12,832	0.1	2.9		31,822	0.3	3.3
Contingent liabilities		419,253	4.7	—		495,572	5.3	—		616,375	6.4	—
Other non-interest bearing liabilities		206,989	2.3	—		309,263	3.3	—		363,661	3.8	—
Other interest bearing liabilities		1,511,158	17.1	2.9%		1,604,413	17.4	3.3%		1,759,873	18.2	4.9%

Total liabilities	Ch$	8,900,302	100.0%		Ch$	9,275,621	100.0%		Ch$	9,647,739	100.0%

Our most important source of funding is our customer deposits, which consist primarily of peso-denominated non-interest bearing demand deposits and peso- and UF-denominated interest bearing time deposits. Non-interest bearing demand deposits represented 22.7% of our average total liabilities in 2005, and are our least expensive source of funding. Time deposits and mortgage finance bonds represented 47.2% of our average liabilities in 2005 and 49.0% in 2004, respectively.

Our current funding strategy is to continue to utilize all sources of funding in accordance with their cost and availability and with our general asset and liability management strategy. We also intend to continue to broaden our customer deposit base, to emphasize core deposit funding and to fund our mortgage loans with the matched funding available through the issuance of mortgage finance bonds and other long-term bonds in Chile’s capital markets. See “Item 4. Information on the Company—Business Overview—Principal Business Activities—Retail Market.”

A sound liquidity strategy assures the funding of business opportunities and the meeting of financial obligations when they are due. To accomplish these goals, we manage both the liability side as well as the asset side of our balance sheet and have a contingency funding plan for maintaining liquidity under adverse market conditions.

On the liability side, two kinds of limits control the diversification of our funding sources. The first limit establishes that: (1) the total deposits and repurchase agreements taken from any one institutional investor do not exceed a certain percentage of current liabilities; and (2) the sum of deposits and repurchase agreements taken from all institutional investors do not exceed a certain percentage of current liabilities. The second limit is a 30-day liquidity ratio, which limits volatile liabilities to a percentage of our liquid assets. Liquid assets are composed of low risk loans that are due within 30 days and short-term financial instruments.

On the asset side, we maintain a short-term financial investment portfolio composed of investments with a high degree of liquidity due to the depth of the market and the low “bid-offer” spreads.

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

We provide customers with off balance sheet credit support through loan commitments. Such commitments are agreements to lend to a customer at a future date, subject to compliance with the contractual terms. Since substantial portions of these commitments are expected to expire without our having to make any loans, total commitment amounts do not necessarily represent our actual future cash requirements. The amounts of these loan commitments were Ch$941,949 million (U.S.$1,832 million) and Ch$1,232,493 million (U.S.$2,397 million) as of December 31, 2004 and 2005, respectively. The amounts of subscribed leasing contracts were Ch$57,536 million (U.S.$112 million) and Ch$61,436 million (U.S.$119 million) as of December 31, 2004 and 2005, respectively.

Our interest rate swap agreements are treated as off balance sheet financial instruments and the net interest effect, which is the difference between interest income and interest expense arising from such agreements, is recorded in net income in the period in which such differences originate. However, interest rate and cross-currency swaps, which are entered into in order to hedge the foreign investment portfolio, are recorded at their estimated fair market values. See Note 13 to our audited financial statements.

The credit risk of both on- and off balance sheet financial instruments vary based on many factors, including the value of collateral held and other security arrangements. To mitigate credit risk, we generally determine the need for specific covenant, guarantee and collateral requirements on a case-by-case basis, depending on the nature of the financial instrument and the customer’s creditworthiness. The amount and type of collateral held to reduce credit risk varies, but may include real estate, machinery, equipment, inventory and accounts receivable, as well as cash on deposit, stocks, bonds and other marketable securities that are generally held in our possession or at another appropriate custodian or depository. This collateral is valued and inspected on a regular basis to ensure both its existence and adequacy. Additional collateral is requested when appropriate.

Financial Guarantees

The following is a summary of instruments that are considered financial guarantees in accordance with FASB Interpretation No.45:

	As of December 31, 2005
	(in millions of constant Ch$ as of December 31, 2005)
Performance bonds	Ch$	539,385
Foreign office guarantees		21,976
Standby letters of credit		11,074

Total	Ch$	572,435

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

The expiration of guarantees per period is as follows:

	Due within 1 year		Due after 1 year but within 3 years		Due after 3 years but within 5 years		Due after 5 years		Total
	(in millions of constant Ch$ as of December 31, 2005)
Performance bonds	Ch$	354,325	Ch$	158,882	Ch$	22,898	Ch$	3,280	Ch$	539,385
Foreign office guarantees		21,976		—		—		—		21,976
Standby letters of credit		8,965		1,914		195		—		11,074

Total	Ch$	385,266	Ch$	160,796	Ch$	23,093	Ch$	3,280	Ch$	572,435

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following tables set forth our contractual obligations and commercial commitments by time remaining to maturity. As of December 31, 2005, the scheduled maturities of our contractual obligations, including accrued interest, were as follows:

Contractual Obligations	Due within 1 year		Due after 1 year but within 3 years		Due after 3 years but within 5 years		Due after 5 years		Total
	(in millions of constant Ch$ as of December 31, 2005)
Deposit and other term liabilities(1)	Ch$	4,276,743	Ch$	198,184		—		—	Ch$	4,474,927
Mortgage finance bonds		72,128		108,694	Ch$	103,442	Ch$	272,240		556,504
Bonds issued		98,182		181,312		132,874		217,620		629,988
Central Bank credit lines from renegotiations of loans		1,407		—		—		—		1,407
Borrowings from domestic financial institutions		90,160		—		—		—		90,160
Foreign borrowings		464,761		93,243		103,489		—		661,493
Other obligations		33,743		—		—		—		33,743
Lease contracts		5,720		9,328		5,760		3,077		23,885
Services contracts		98,410		95,178		81,694		1,538,145		1,813,427
Investments sold under agreements to repurchase		270,750		—		—		—		270,750

Total	Ch$	5,412,004	Ch$	685,939	Ch$	427,259	Ch$	2,031,082	Ch$	8,556,284

(1)	Excludes demand accounts and savings accounts.

As of December 31, 2005, the scheduled maturities of other commercial commitments, including accrued interest, were as follows:

	Due within 1 year		Due after 1 year but within 3 years		Due after 3 years but within 5 years		Due after 5 years		Total
	(in millions of constant Ch$ as of December 31, 2005)
Commercial Commitments
Letters of Credit	Ch$	151,472		—		—		—	Ch$	151,472
Guarantees		385,266	Ch$	160,796	Ch$	23,093	Ch$	3,280		572,435

Total other commercial commitments	Ch$	536,738	Ch$	160,796	Ch$	23,093	Ch$	3,280	Ch$	723,907

Item 6. Directors, Senior Management and Employees

DIRECTORS AND SENIOR MANAGEMENT

Directors

Our administration is conducted by our board of directors, which, in accordance with our estatutos, or bylaws, consists of eleven directors and two alternate directors. The entire board of directors is elected every three years. Our current board of directors was elected in March 2005 and their term expires in March 2008. Our alternate directors were appointed in March 2006.

Cumulative voting is permitted for the election of directors. Our chairman and our chief executive officer are appointed by our board of directors and hold their offices at its discretion. Scheduled meetings of our board of directors are held at least twice a month. Extraordinary board of directors meetings may be called by the chairman, when requested by a majority of the directors, or, in limited circumstances, when requested by one director.

Our current directors are as follows:

Director	Position	Age
Fernando Cañas B.	Chairman	56
Andronico Luksic C.	Vice chairman	52
Jorge Awad M.	Director	59
Jacob Ergas E.	Director	71
Thomas Fürst F.	Director	75
Guillermo Luksic C.	Director	50
Rodrigo Manubens M.	Director	47
Gonzalo Menendez D.	Director	57
Maximo Pacheco M.	Director	53
Francisco Perez M.	Director	48
Segismundo Schulin-Zeuthen S.	Director	61
Jorge Diaz V.	Alternate director	62
Jorge Ergas H.	Alternate director	37

Fernando Cañas B. was elected as the chairman of our board of directors in 2005. Mr. Cañas joined Banco Santiago in 1977, beginning his financial services career, and participated in its formation and management until 1983. Mr. Cañas returned to Banco Santiago in 1997 as vice chairman of its board of directors and became chief executive officer in 1998. Mr. Cañas was chief executive officer at Banco O’Higgins prior to its merger with Banco Santiago. He served as chairman of the board of directors at Banco Tornquist in Argentina, a director on the board of directors of Banco del Sur in Peru, and in 2001, became chairman of the board of directors for Latin America and the Caribbean of MasterCard International. In 2002, he was chief executive officer of Banco Santander Chile, and in 2003, he became the general director and head of payment methods for Latin America Banco Santander Central Hispano based in Spain. Presently, he is chairman of the board of directors of Banchile Factoring S.A., Banchile Asesoria Financiera S.A., Banchile Securitizadora S.A. and Socofin S.A., and he is also a member of the board of directors of Banchile Corredores de Bolsa S.A. and the executive committee of Banchile Corredores Seguros Limitada. Mr. Cañas has a degree in Business Administration from the Universidad de Chile.

Andronico Luksic C. was elected as a Director and Vice Chairman of our board of directors in 2005, and was previously a Director and Vice Chairman of our board of directors from 2002 to 2004. He is a member of the Advisory Committee to the David Rockefeller Center for Latin American Studies at Harvard University, the Latin American Advisory Committee at Harvard Business School, the Board of Trustees to Babson College, the Advisory Board of the Panama Canal Authority and the Asia-Pacific Economic Cooperation Business Advisory Council. Mr. Luksic is Vice Chairman of Quiñenco S.A. and a member of the board of directors at Compañia Cervecerias Unidas S.A., Manufacturas de Cobre Madeco S.A., Industria Nacional de Alimentos S.A., SOFOFA and the Sociedad de Fomento Fabril and he is a Trustee of the Chile-Pacific Foundation. He was Chairman of the board of directors of Banco O’Higgins and subsequently Chairman of the board of directors of Banco Santiago until May 1999. Mr. Luksic was Director and Chairman of the board of directors of Banco de A. Edwards from September 1999 to December 2001. Mr. Luksic is a brother of Mr. Guillermo Luksic.

Jorge Awad M. has been a member of our board of directors since 1996. From 1989 to 1996, he was a member of the board of directors of Banco de Santiago. Mr. Awad has been the chairman of the board of directors of Lan Airlines S.A. since 1994 and is a member of the board of directors of several other companies, including Envases del Pacifico S.A., Universidad de Talca, Universidad Miguel de Cervantes and Icare. Previously, Mr. Awad was a director of Codelco Chile, Television Nacional de Chile, Laboratorio Chile S.A and other companies. He is also a professor of business entrepreneurship at the Universidad de Chile, from which he holds a degree in commercial engineering.

Jacob Ergas E. has been a member of our board of directors since 2002. Mr. Ergas is also director of Banchile Administradora General de Fondos S.A. He is chairman of the board of directors of J. Ergas Inversiones y Rentas Limitada, Ever I BAE S.A., Ever II HNS S.A., Inmobiliaria Paidahue S.A. and INERSA S.A. He was chairman of the board of directors of Banedwards S.A., Administradora de Fondos Mutuos, Banedwards S.A. Fondos de Inversion and Banedwards Corredora de Seguros Limitada. He was director of Promarket S.A., Banedwards Compañia de Seguros de Vida S.A. and Banedwards Asesoria Financiera S.A. He was director and vice chairman of Banco de A. Edwards from 1986 to 2001 and also director of the Chilean Association of Banks and Financial Institutions. Presently, he is a member of the board of directors of Banchile Administradora General de Fondos S.A. Mr. Ergas is the father of Mr. Jorge Ergas H.

Thomas G. Fürst has been a member of our board of directors since 2004. He is also member of the board of directors of Banchile Administradora General de Fondos S.A. Previously, Mr. Fürst was vice chairman of the board of directors at Compañia Cervecerias Unidas S.A. and a member of the board of directors of several other companies, including Embotelladoras Chilenas Unidas S.A., Viña Dassault-San Pedro S.A, Southern Breweries Establishment, CCU Argentina S.A. and Compañia Industrial Cerveceria S.A. (CICSA). Mr. Fürst was a founder and member of the board of directors of Parque Arauco and he is partner and member of the board of directors of Grupo Plaza. Presently, he is a member of the board of directors of Plaza Vespucio S.A., Plaza Oeste S.A., Plaza del Trebol S.A. (Concepcion), Plaza La Serena S.A. (La Serena), Plaza Tobalaba, Plaza Los Angeles (Los Angeles), Plaza Antofagasta (Antofagasta), and Banchile Administradora General de Fondos S.A. Mr. Fürst studied civil construction at Pontificia Universidad Catolica de Chile.

Guillermo Luksic C. has been a member of our board of directors since 2001 and was previously the Vice Chairman of our board of directors between March 2001 and March 2002. Mr. Luksic is Chairman of the board of directors of Quiñenco S.A., Compañia Cervecerias Unidas S.A., Viña San Pedro S.A., CNT Telefonica del Sur S.A. and Madeco S.A. Since 2005, he also serves as a member of the board of directors of Antofagasta plc. Mr. Luksic is an active member of the Advisory Council of Fundacion Paz Ciudadana and the Center of Public Studies and a member of the board of directors of Universidad Finis Terrae. Mr. Luksic is a brother of Mr. Andronico Luksic.

Rodrigo Manubens M. has been a member of our board of directors since 2001. Mr. Manubens was a member of the board of directors of Banco de A. Edwards from 1999 until 2001. From 1985 to 1999,

Mr. Manubens was a member of the board of directors of Banco O’Higgins and continued in that role when it merged into Banco Santiago. From 1995 to 1999 he was chairman of Banco Tornquist in Argentina and a member of the board of directors of Banco Sur in Peru and Banco Asuncion in Paraguay. Mr. Manubens also served as a director and chairman of Endesa Chile S.A. He is also chairman of Banchile Compañia de Seguros de Vida S.A. and Banchile Corredores de Bolsa S.A., a member of the board of directors of Banchile Factoring S.A. and a member of the executive committee of Banchile Corredores de Seguros Limitada. Mr. Manubens holds a degree in business from Universidad Adolfo Ibañez and a Master’s of Science from the London School of Economics and Political Science.

Gonzalo Menendez D. has been a member of our board of directors since 2001. He is also the chairman of the board of directors of Inversiones Vita S.A. and Banchile Administradora General de Fondos S.A., and a member of the boards of directors of several other companies, including Banchile Seguros de Vida S.A., Compañia Nacional de Telefonos, Telefonica del Sur S.A., Compañia de Telefonos de Coyhaique S.A., Quiñenco S.A., Antofagasta plc., Minera Michilla S.A., Mining Group Antofagasta Minerals S.A., Antofagasta Railway, Minera Los Pelambres, Aguas de Antofagasta S.A. and Banchile Asesoria Financiera S.A. Previously, Mr. Menendez served as chief executive officer of Antofagasta Railway, Banco O’Higgins and Empresas Lucchetti. Since 1990, he has been a director and is now the chairman of the board of directors of the Latin American Export Bank. Mr. Menendez was a member of the board of directors and the executive committee of Banco Santiago and a member of the board of directors of Banco de A. Edwards. Mr. Menendez was a professor of finance and Chilean economic and business policy at the Universidad de Chile. He holds a degree in business administration and accounting from the Universidad de Chile.

Maximo Pacheco M. has been a member of our board of directors since 2001. Mr. Pacheco is Senior Vice President of International Paper Co. and Executive President of International Paper in Brazil. Mr. Pacheco holds a degree in commercial engineering from the Universidad de Chile.

Francisco Perez M. has been a member of our board of directors since 2001. Since 1998, Mr. Perez has been the chief executive officer of Quiñenco S.A. He was formerly the chief executive officer of Compañia Cervecerias Unidas S.A., of which he is still a director. He is also a member of the board of directors of Entel Chile S.A. and Banchile Corredores de Bolsa S.A. Prior to 1991, Mr. Perez was chief executive officer of Citicorp-Chile and also was chairman of Bankers Trust. Mr. Perez holds a degree in business administration from the Pontificia Universidad Catolica de Chile and a master’s degree in business administration from the University of Chicago.

Segismundo Schulin-Zeuthen S. has been a member of our board of directors since 1999, and was previously the chairman of our board of directors from 1999 to 2004. He was also our president and chief executive officer from 1987 to 1999. He joined us in 1985 and served as assistant general manager until 1986. Prior to joining us, Mr. Schulin-Zeuthen held positions at Banco Morgan Finansa and at Nacional Financiera. Mr. Schulin-Zeuthen is also vice chairman of the board of directors of the Instituto de Capacitacion Nacional de Empresas, a member of the board of directors of Visa International, and chairman of Visa Latin American and Caribbean Region. Mr. Schulin-Zeuthen holds a degree in commercial engineering from the Universidad de Chile.

Jorge Diaz V. on February 23, 2006 was elected as an Alternate Director, after having been appointed Advisor to the board of directors on March 17, 2005. Mr. Diaz is the Chairman of the board of directors of Redbanc S.A, Sociedad Operadora de Tarjetas de Credito Nexus S.A. and Servipag Limitada, and Director of Transbank S.A. and AFT. Mr. Diaz was the Superintendent at the Chilean Superintendency of Banks from 1976 to 1980, Director of Banco del Pacifico from 1980 to 1981, the administrator (appointed by the Chilean Superintendency of Banks) at Banco Unido de Fomento from 1982 to 1985, Chief Executive Officer of Banco Concepcion (now Corpbanca) from 1986 to 1991 and advisor of O’Higgins Central Hispano S.A. until 1999. He was a Director at Banco de A. Edwards from March 2001 to December 2001, after having been elected as an Alternate Director in March 2000. He holds a degree in economics from the Pontificia Universidad Catolica de Chile.

Jorge Ergas H. was elected as an alternate director of our board of directors in 2005, and has been an advisor to our board of directors since 2002. Mr. Ergas is vice chairman of Banchile Compañia de Seguros de Vida S.A., chairman of Movicenter and a director of Inersa S.A., Ever I BAE and Ever II HNS. Mr. Ergas was previously a director of Hotel Plaza San Francisco, Casa Piedra, HNS and Inmobiliaria Paidahue. Mr. Ergas is the son of Mr. Jacob Ergas E.

Senior Management

Our current executive officers are as follows:

Executive Officers	Position	Age
Pablo Granifo L. .	Chief executive officer	47
Arturo Concha U.	Manager — Financial division	52
Nelson Rojas P.	General legal counsel	52
Julio Guzman H.	Manager — Corporate and international division	52
Mauricio Baeza L. .	Manager — Credit risk division	43
Alejandro Herrera A.	Manager — Individual banking and branches	49
Marcelo Caracci L.	Manager — Operations and technology division	56
Jennie E. Coleman A.	Manager — Human resources division	52
Arturo Tagle Q.	Manager — Planning and research division	47
Gonzalo Rios D.	Manager — Marketing division	37
Pedro Bolados M.	Manager — Risk control division	48
Eduardo Ebensperger O.	Manager — Middle market division	40
Juan Cooper A.	Manager — Banco Credichile division	45
Vivianne Sarniguet K.	Manager — Global compliance division	40

Pablo Granifo L. was appointed our chief executive officer in 2001. He was the chief executive officer of Banco de A. Edwards from 2000 to 2001, a commercial manager at Banco Santiago from 1995 to 1999 and a corporate manager at Banco Santiago from 1999 to 2000. Mr. Granifo is a member of the board of directors of Banchile Administradora General de Fondos S.A., Banchile Asesoria Financiera S.A., Socofin S.A., Banchile Securitizadora S.A. and Banchile Factoring S.A. He is also a director of Banchile Trade Services Limited and a member of the executive committee of Banchile Corredores de Seguros Limitada. He holds a degree in business from the Pontificia Universidad Catolica de Chile.

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

Nelson Rojas P. has been our general legal counsel and the secretary of our board of directors since 2004. In 2002, he joined us as in-house legal counsel. Mr. Rojas joined Banco de A. Edwards in 1987 and was the general legal counsel and secretary of the board of directors from 1997 until 2002. He is also vice president of the legal affairs committee of the Chilean Bank Association. Mr. Rojas holds a degree in law from the Universidad de Chile.

Julio Guzman H. has managed our corporate and international division since 2002. He joined Banco de A. Edwards in 1992 and was the general manager from September 2001 to December 2001. Mr. Guzman is a member of the board of directors of Banchile Securitizadora S.A. and he is an alternate director of Banchile Trade Services Limited. He holds a degree in business from the Pontificia Universidad Catolica de Chile.

Mauricio Baeza L. has been the manager of the credit risk division since December 2005. Mr. Baeza joined us in 1997 and was manager of the risk division during 2001 in Banco de A. Edwards. He was Risk manager at Banco Santiago from 1993 to 1997 and member of the board of directors of Santiago Administradora de Fondos de Inversion. He is also a member of the investment committee of Banchile Fondo Inmobiliario. He holds a degree in civil engineering from the Pontificia Universidad Catolica de Chile.

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

Marcelo Caracci L. has been the manager of the operations and technology division since 2001. Prior to that time, Mr. Caracci was founder and director of two technology companies, Sonda Bancos and Sonda Peru. He participated actively in the development and startup of Redbanc S.A., Transbank S.A., Servipag Limitada and Deposito Central de Valores S.A. He holds a degree in civil engineering from the Pontificia Universidad Catolica de Chile.

Jennie E. Coleman A. joined us as manager of the human resources division in March 2003. Previously, she was the manager of the human resources division, manager of organizational development and training chief executive at Banco Santiago, where she worked for more than 23 years. Mrs. Coleman holds a degree in public administration from the Universidad de Chile.

Arturo Tagle Q. has been the manager of the planning and research division since 2002. Mr. Tagle joined us in 1995. He was general manager of the Chilean Bankers Association from 1990 to 1994 and Director of Research at the Chilean Superintendency of Banks from 1984 to 1989. Mr. Tagle is the chief executive officer of Sociedad Matriz del Banco de Chile S.A. and SAOS. He holds a degree in commercial engineering from the Pontificia Universidad Catolica de Chile and a master’s degree in business administration from the University of Chicago.

Gonzalo Rios D. has been the manager of the marketing division since November 2005. He was the marketing manager of Falabella´s financial retail division from 2002 to 2005 and manager of non-store retail operations of Falabella Argentina from 2000 to 2002. He was a business consultant at McKinsey & Company from 1997 to 2000 and previously worked for IBM Argentina as a sales manager. Mr. Rios is a member of the board of directors of Promarket S.A. and member of the executive committee of Banchile Corredores de Seguros Limitada. He holds a degree in electrical engineering from Instituto Tecnologico de Buenos Aires and a MBA from the Massachusetts Institute of Technology.

Pedro Bolados M. has been the manager of the risk control division since January 2002 and was previously comptroller of Banco de A. Edwards. He joined Banco de A. Edwards in 1992 after holding the position of corporate audit vice president at Citibank, N.A. in Latin America. Mr. Bolados holds an executive master’s degree in business administration from the Pontificia Universidad Catolica de Chile.

Eduardo Ebensperger O. has been the manager of the middle market division since June 2005 and was previously the chief executive officer of Banchile Factoring S.A. from 2002 to 2005. He joined Banco de A. Edwards in 1989. Mr. Ebensperger was manager of the medium size companies division and manager of the regional branches of Banco de A. Edwards from 1997 to 2001. Presently, he is a member of the board of directors of Banchile Asesoria Financiera S.A. and Banchile Factoring S.A. Mr. Ebensperger holds a degree in business from the Universidad de Chile.

Juan Cooper A. has been the manager of the Banco Credichile division since 2003. He was the chief executive officer of Altavida Santander Compañia de Seguros de Vida S.A. from 2001 to 2002 and the manager of the Santiago Express division of Banco Santiago from 1993 to 2000. He is also a current member of the board of directors of Promarket S.A. and Socofin S.A., and a member of the executive committee of Banchile Corredores Seguros Limitada. Mr. Cooper has a degree in business from the Universidad de Chile and a master’s degree in business administration from the Pontificia Universidad Catolica de Chile.

Vivianne Sarniguet K. has been the global compliance division manager since 2005. She was country compliance officer and internal audit head in Chile at Citibank, N.A. Ms. Sarniguet is the president of the executive committee for anti-money laundering of the Chilean Banks Association and has participated on behalf of the Chilean Banks Association with the Chilean government and Chilean Congress on the development of anti-money laundering legislation. Ms. Sarniguet holds a law degree from Universidad Diego Portales.

Our directors do not have any service contracts with the company that provide for benefits upon termination of employment.

COMPENSATION

The table below presents the amount of compensation, as established by our shareholders, to the members of our board of directors for the year ended December 31, 2005. These amounts include remuneration for services, fees for attendance at board meetings, committee meetings and subsidiary board meetings and consulting and travel expenses.

Name of Director	Remuneration		Fees for attendance at board meetings		Fees for attendance at committee meetings and subsidiary board meetings		Consulting		Total
	(in millions of constant Ch$ as of December 31, 2005)
Fernando Cañas B. (1)	Ch$	288.6	Ch$	38.8	Ch$	169.0		—	Ch$	496.4
Andronico Luksic C.		126.3		15.8		—		—		142.1
Jorge Awad M.		42.1		25.4		91.8		—		159.3
Jacob Ergas E.		42.1		23.6		66.6		—		132.3
Thomas Fürst F.		42.1		25.4		57.1		—		124.6
Guillermo Luksic C.		42.1		14.9		5.2		—		62.2
Rodrigo Manubens M.		42.1		22.0		89.0	Ch$	407.0		560.1
Gonzalo Menendez D.		42.1		28.9		128.8		—		199.8
Maximo Pacheco M.		42.1		27.2		2.6		—		71.9
Francisco Perez M.		42.1		24.5		55.5		—		122.1
Segismundo Schulin-Zeuthen S.		59.7		33.1		88.0		—		180.8
Edmundo Eluchans U.		42.1		22.7		33.1		—		97.9
Jorge Ergas H. (2)		42.1		21.0		38.7		—		101.8
Jorge Diaz V. (3)		3.5		1.7		1.7		—		6.9
Maximo Silva B. (4)		3.8		6.0		17.3		—		27.1

Total	Ch$	902.9	Ch$	331.0	Ch$	844.4	Ch$	407.0	Ch$	2,485.3

(1)	Mr. Cañas was elected as a director in 2005.
(2)	Mr. Ergas was elected as an alternate director in 2006.
(3)	Mr. Diaz was elected as an alternate director in 2006.
(4)	Mr. Silva is no longer a member of our board of directors.

Consistent with Chilean law, we do not disclose to our shareholders, or otherwise make public, information regarding the compensation of our senior management. For the year ended December 31, 2005, the aggregate amount of compensation paid to our senior management, including the senior management of our subsidiaries, was Ch$5,049 million. Pursuant to the Chilean Corporations Law, our directors/audit committee must approve compensation plans, but we are not required to have a compensation committee. For the year ended December 31, 2005, no amounts were set aside or accrued by us to provide pension, retirement or similar benefits for our directors and officers.

Indebtedness of Directors and Executive Officers

The Chilean Corporations Law provides that the board of directors must previously approve any transaction in which a director has a personal interest or is acting on behalf of a third party. The transaction may be approved only when the board of directors has been informed of such director’s interest and the terms of such transaction are similar to those prevailing in the market. If the proposed transaction involves amounts considered material, the board of directors must previously determine that such transaction is consistent with conditions prevailing in the market. If it is not possible for the board of directors to reach such a judgment, the board may appoint two independent evaluators. The evaluators’ final conclusions must be made available to shareholders and directors for a period of 20 business days, during which shareholders representing 5% or more of the issued voting shares may request the board of directors to summon a shareholders’ meeting to resolve the matter, with the agreement of two-thirds of the issued voting shares required for approval.

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

Chilean law contains additional provisions restricting transactions with affiliates not involving directors or executive officers. The Chilean Corporations Law requires that our transactions with related parties be on market terms. We are required to compare the terms of any such transaction to those prevailing in the market at the date the transaction is to be entered into. Directors of companies that violate this provision are liable for losses resulting from such violation. As disclosed in Note 16 to our audited consolidated financial statements, we incurred an aggregate of Ch$11,458 million in expenses and Ch$112 million in income from transactions other than loans with related parties in 2005.

As authorized by the General Banking Law, and within applicable regulatory limits, we also hold several outstanding loans owed by different affiliated corporations. All such loans:

•	were made in the ordinary course of business;

•	were made on substantially the same terms, including interest rate and collateral, as those prevailing at the time for comparable transactions with other persons; and

•	did not involve more than the normal risk of collectibility or present other unfavorable features.

We held an aggregate of Ch$122,924 million in loans to, including Ch$51,598 million in collateral pledged by, related parties as of December 31, 2005. See Note 16 to our audited consolidated financial statements for details concerning these transactions.

BOARD PRACTICES

Governance Practices

The board of directors delegates certain functions and activities to our committees to research, evaluate and report to the board of directors regarding specific matters which may affect our businesses.

The Directors/Audit Committee

Prior to March 24, 2005, the directors committee and audit committee were separate committees performing independent functions for the board of directors. On March 24, 2005, the board of directors resolved to merge the directors committee with the audit committee forming the directors/audit committee. The committee’s objectives are to seek the efficiency, maintenance, application and functioning of our internal control systems and compliance with the applicable rules and procedures governing our business; to identify our business risks; to supervise the functions of the risk control division, ensuring its independence from management; to supervise the functions of the global compliance division; to serve as link and coordinator of tasks between the internal audit work and the independent auditors and to act as a link with our board of directors.

Our directors/audit committee is composed of three members appointed by the board of directors. The following directors were appointed as members of the directors/audit committee by the board of directors at the meeting held on March 24, 2005:

•	Jorge Awad M. (chair and financial expert);

•	Gonzalo Menendez D.; and

•	Thomas Fürst F.

For matters required to be addressed by our audit committee, we have two voting members and one non-voting member. For matters required to be addressed by our directors committee, we have three voting members. Members serve on the committee for the same term that they serve as directors and may be re-elected. Under Chilean law, the majority of the members of a company’s directors committee must be independent. Additionally, under applicable resolutions from the Chilean Superintendency of Banks, the board of directors must set standards, based on international independence criteria, for determining audit committee member independence. Mr. Jorge Awad M. and Mr. Thomas Fürst F. satisfy the independence requirements under both Chilean law and Rule 10A-3 under the Exchange Act and are full voting members of our directors/audit committee. Mr. Gonzalo Menendez D. is exempt from the independence requirements of Rule 10A-3 pursuant to an exemption in Rule 10A-3(b)(1)(iv)(D). Under that exemption, he is a non-voting member of our directors/audit committee with respect to all matters required to be addressed by our audit committee under U.S. federal securities laws. We do not believe that reliance on the exemption in Rule 10A-3(b)(1)(iv)(D) would materially adversely affect the ability of our directors/audit committee to act independently and perform its duties.

The directors/audit committee meets monthly and no less frequently than eight times a year, and its budget is approved annually at the ordinary shareholders’ meeting. The directors/audit committee satisfies the applicable requirements of the Chilean Superintendency of Banks and operates pursuant to a charter document. The Chilean Superintendency of Banks recommends that at least one of the members of the committee be experienced with respect to the accounting procedures and financial aspects of banking operations. The committee submits a report regarding its activities to our board of directors after each directors/audit committee meeting, and presents an annual report at our annual shareholder’s meeting. As established in the committee’s bylaws, the chief executive officer, the general legal counsel and the manager of the risk control division also attend meetings. A partner of the independent auditors firm and other persons that the committee may invite for one or more meetings may also attend meetings.

Directors/Audit Committee Duties.

The committee may appoint independent personnel to carry out specific duties. The duties of the directors/audit committee include:

•	reviewing and approving all related party transactions;

•	reviewing annual and interim financial statements and informing the board of directors of the results of such reviews;

•	reviewing the audit reports prepared by our internal comptroller and supervising our controlling divisions;

•	reviewing the reports, procedures and work of our external auditors and interacting with rating agencies;

•	selecting external auditors and rating agencies to be proposed to the board of directors;

•	coordinating with and delegating or recommending tasks to our internal and external auditors;

•	discussing the effectiveness and reliability of internal control procedures;

•	informing the board of directors of any change in accounting principles and its effects;

•	discussing the compensation structure and self-evaluation process for senior management;

•	reviewing and discussing money-laundering procedures, prevention, policies and compliance;

•	reviewing complaints presented by our clients to the Chilean Superintendency of Banks;

•	reviewing and deliberating on issues related to conflicts of interests;

•	investigating suspected fraudulent activities;

•	reviewing the inspection reports, instructions and presentations from the Chilean Superintendency of Banks;

•	reviewing the performance of information systems, their efficiency, reliability and utility in decision making;

•	intervening in any other situation where intervention is warranted in the committee’s discretion; and

•	to be informed about the compliance of institutional policies related to the due fulfillment with laws, regulations and internal regulations that must fulfill the company.

Portfolio Committee

The main function of the portfolio committee is to inform the board of directors of changes in the composition and risk of our loan portfolio from a global perspective and from a sector point of view, and also segmented by lines of business. The committee closely reviews the performance of our principal debtors, overdue loan ratios, past-due loan indicators, write-offs and allowances for loan losses.

The loan portfolio committee prepares proposals for discussion with, and approval by, the board of directors with respect to credit policies, portfolio evaluation methods and the calculation of allowances for expected loan losses. The committee also performs analyses of the adequacy of allowances, authorizes extraordinary loan write-offs once recovery attempts have been exhausted and controls the disposal of assets acquired in lieu of payment.

This committee meets on a monthly basis and is comprised of five directors, in addition to our chief executive officer and the manager of our credit risk division.

Credit Committee

The credit committee provides the highest level of approval of credit proposals presented by our credit risk area and commercial officers. The committee evaluates proposals with respect to loans that would expose us to credit risks in excess of UF 250,000. It also evaluates proposals based upon certain qualitative aspects, irrespective of approval amounts, such as the approval of customers whose eventual collections might adversely affect our corporate image or the approval of transactions with related parties. The committee meets on a weekly basis and is comprised of our chief executive officer and the entire board of directors, with three directors required for a quorum.

Finance and International Committee

The finance and international committee provides a forum for members to discuss and analyze the implementation of financial management policies. The committee meets monthly and is comprised of five directors, our chief executive officer, the financial division manager, the corporate and international division manager, the planning and research division manager and the financial risk manager. Committee members conduct analyses and make presentations to the committee regarding certain matters, including:

•	defining market risk policies, procedures and limits;

•	control of market risk limits, liquidity and other regulatory financial limits. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk” and “Item 4. Information on the Company—Regulation and Supervision;”

•	new operations and financial businesses;

•	monitoring positions and related market risks;

•	control of counterparty exposure in financial derivatives;

•	analysis of our current and forecasted financial structure;

•	allocating our capital to different lines of business;

•	defining policies setting the cost of funds; and

•	financial management of foreign branches.

The Disclosure Committee

In May 2003, we established the disclosure committee, a management entity that formalizes the tasks necessary to ensure that information we provide to the market is detailed, accurate and complete. The members of the disclosure committee include the investor relations manager, the principal accounting officer, deputy general counsel, the managers of the risk control division, research area, planning and research division and global compliance division, and, as necessary, persons from our other divisions. The members of the disclosure committee are involved in the preparation and revision of all financial information published by us.

Corporate Risk Management Committee

During December 2005, we established the corporate risk management committee, which reports to the directors/audit committee. The corporate risk management committee has the following functions:

•	to centralize and coordinate the activities of corporate risk management;

•	to implement an integrated risk management scheme throughout the organization;

•	to provide information to our board of directors to optimize use of capital;

•	to inform the directors/audit committee, the finance and international committee, the portfolio committee and management of risk matters; and

•	to manage our relationships with regulatory entities.

Global Compliance Division

During 2005, we implemented initiatives to reinforce and ensure regulatory compliance, especially concerning internationally applicable rules preventing money laundering.

In July 2005, our board of directors approved a global policy on prevention of money laundering and financing of terrorism, applicable to all our affiliates, foreign branches and subsidiaries. The global policy is intended to meet the regulatory requirements of all the jurisdictions in which we operate.

In order to ensure compliance with these regulatory requirements, we created the global compliance division in April 2005. The division is independent and reports directly to the directors/audit committee. It has authority over all our affiliates, including our foreign branches and subsidiaries.

Anti-Money Laundering and Terrorism Financing Committee

Banks must have an Anti-Money Laundering and Terrorism Financing Committee. The Chilean Superintendency of Banks recommends that at least one director, the chief executive officer, at least one area head, the legal counsel and the compliance officer form such committee. Responsibilities of this committee include:

•	planning and coordination of compliance activities related to prevention matters;

•	being informed of compliance officer activities, including unusual transactions; and

•	deciding on proposed improvements to control measures.

In compliance with this requirement, our Anti-Money Laundering and Terrorism Financing Committee was formed April 21, 2006.

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

Executive Sessions. Non-management directors must meet regularly in executive sessions without management. Independent directors should meet alone in an executive session at least once a year. §303A.03	There is no similar requirement under our bylaws or under applicable Chilean law.

Audit committee. Audit committee satisfying the independence and other requirements of Rule 10A-3 under the Exchange Act, and the more stringent requirements under the NYSE standards is required. §§303A.06, 303A.07	We are in compliance with Rule 10A-3. The members of our audit committee are not required to satisfy the NYSE independence and other audit committee standards that are not prescribed by Rule 10A-3.

For a description of the duties of our audit committee under applicable Chilean law, see “—Directors/Audit Committee Duties.”

NYSE Standards	Our Corporate Governance Practice

Nominating/corporate governance committee. Nominating/corporate governance committee of independent directors is required. The committee must have a charter specifying the purpose, duties and evaluation procedures of the committee. “Controlled companies,” which would include our company if it were a U.S. issuer, are exempt from these requirements. §303A.04	We are not required to have, and do not have, a nominating/corporate governance committee.

Compensation committee. Compensation committee of independent directors is required, which must approve executive officer compensation. The committee must have a charter specifying the purpose, duties and evaluation procedures of the committee. “Controlled companies,” which would include our company if it were a U.S. issuer, are exempt from this requirement. §303A.05	We are not required to have a compensation committee. Pursuant to the Chilean Corporations Law, our directors/audit committee must approve compensation plans.

Equity compensation plans. Equity compensation plans require shareholder approval, subject to limited exemptions.	Equity compensation plans require shareholder approval, subject to limited exemptions.

Code of Ethics. Corporate governance guidelines and a code of business conduct and ethics is required, with disclosure of any waiver for directors or executive officers. §303A.10	We have adopted a code of ethics applicable to all of our directors and executive officers, which was filed as an exhibit to our annual report on Form 20-F for year 2004. We are required by Item 16B of Form 20-F to disclose any waivers granted to our chief executive officer, chief financial officer, principal accounting officer and persons performing similar functions. Our code of ethics sets forth the principles and values that govern personnel conduct as well as other issues such as; conflicts of interests, usage of the privileged information, internal controls for fraud prevention and labor responsibility.

EMPLOYEES

The following table shows the breakdown of our full-time, permanent employees at the dates indicated:

	As of December 31,
	2003	2004	2005
Banco de Chile	6,093	6,361	6,745
Overseas branches and representative offices	47	52	84
Subsidiaries	2,993	2,952	3,328

Total	9,133	9,365	10,157

At December 31, 2005, we had 10,157 employees (on a consolidated basis) of which approximately 2,058, or 20.3%, were unionized. All management positions are held by non-unionized employees. We are party to four collective bargaining agreements (one of which we assumed as part of the merger with Banco de A. Edwards) covering our unionized employees. These collective bargaining agreements were signed in December 2004 and expire in December 2008. We have not experienced a strike in the last 10 years and consider relations with our employees to be satisfactory.

We have a comprehensive personnel training and development program that includes internal courses on operational, technical and commercial subjects as well as participation in external seminars. In 2005, the total cost of training programs was approximately 0.84% of total personnel salaries and expense. We do not maintain any pension or retirement programs for the vast majority of our employees. We do, however, pay certain long-serving key employees a severance payment upon retirement. Although we have, in the past, provided productivity bonuses to individual employees on a discretionary basis, we do not maintain a formal profit-sharing plan.

SHARE OWNERSHIP

Mr. Andronico Luksic and Mr. Guillermo Luksic, members of our board of directors since March 2002 and March 2001, respectively, together with members of their family, control Quiñenco S.A. As of May 11, 2006, Quiñenco S.A. owns 20.72% of our outstanding shares (directly and indirectly through LQ Inversiones Financieras S.A.). Additionally, Quiñenco S.A. holds 52.15% of the voting rights in Banco de Chile (directly and indirectly through shares of SM-Chile S.A. that are owned by LQ Inversiones Financieras S.A. and Inversiones LQ-SM S.A.).

Mr. Jacob Ergas, a member of our board of directors since January 1, 2002, controls Ever I Bae S.A., Ever Chile S.A. and Inversiones Aspen Limitada. As of May 11, 2006, these holding companies own 2.65%, 2.30% and 1.62% of our outstanding shares, respectively. Mr. Ergas holds 6.58% of the voting rights in Banco de Chile through these holding companies.

None of our directors or senior management (other than Mr. Andronico Luksic, Mr. Guillermo Luksic and Mr. Jacob Ergas) owns 1% or more of our outstanding common stock. Further, none of our directors (including Mr. Andronico Luksic, Mr. Guillermo Luksic and Mr. Jacob Ergas) or senior management has different or preferential voting rights with respect to the shares they own.

We do not have any arrangements for involving employees in our capital, including any arrangements that involve the issue or grant of options of our shares or securities.

Item 7. Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

The following table sets forth certain information regarding the ownership of outstanding shares as of May 11, 2006 for the following:

•	each person or entity who is known by us to own beneficially more than 5% of our outstanding share capital or voting power; and

•	our directors and members of our executive management group, as a group.

Name	Amount Owned	Percentage(1)
Quiñenco S.A. (2)	14,307,782,107	20.72%
Jacob Ergas (3)	4,544,909,033	6.58%
SM-Chile S.A.	40,732,213,763	59.00%
Directors and executive officers as a group (27 persons)	18,737,067	0.03%

(1)	Percentages are based on 69,037,564,665 common shares outstanding as of May 11, 2006.
(2)	As of December 31, 2005, members of the Luksic family or their affiliates beneficially owned 82.8% of the common shares of Quiñenco S.A. Mr. Andronico Luksic and Mr. Guillermo Luksic are members of our board of directors.
(3)	Mr. Jacob Ergas, a member of our board of directors, holds his shares through Ever I Bae S.A., Ever Chile S.A. and Inversiones Aspen Ltda., which are holding companies under his control.

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

In addition, the Chilean Corporations Law provides that any transaction in which a director has a personal interest or is acting on behalf of a third party must be previously approved by a majority of the disinterested directors on the company’s board of directors. The terms of such transaction must be similar to those prevailing in the market. If the proposed transaction involves amounts considered to be material, the disinterested directors must previously determine that the terms and conditions of the transaction are consistent with those prevailing in the market. If it is not possible for the board of directors to reach such a judgment on its own, the board may appoint two independent evaluators. The evaluators’ final conclusions must be made available to shareholders and directors for a period of 20 business days, during which shareholders representing 5% or more of the issued voting shares may request the board of directors to summon a shareholders’ meeting to resolve the matter, with the agreement of two-thirds of the issued voting shares required for approval. For purposes of this requirement, the Chilean Corporations Law considers that the amount of a proposed transaction is material if (1) it exceeds 1% of the company’s paid-in capital and reserves, (provided that it also exceeds UF2,000) or (2) it exceeds UF20,000.

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

On December 27, 2004, we entered into a service contract with Entel Chile S.A. to modernize our telecommunication systems. Quiñenco S.A beneficially owns Entel Chile S.A.. The contract was awarded in a competitive bidding process and is worth more than UF20,000 annually.

On December 28, 2005 we entered into an agreement with Banchile Seguros de Vida S.A., an affiliated insurance brokerage company, setting forth the specific terms of the life insurance policies associated with customer loans contracted by us for its borrower portfolio on behalf of the borrowers. The conditions of this agreement are an integral part of all the life insurance policies that we offer our borrowers. The agreement is effective until December 31, 2006, and is automatically renewable for successive one-year periods through December 31, 2008. All the conditions contained in the agreement were previously reviewed and approved by our board of directors.

Loans to Related Parties

As authorized by the Chilean General Banking Law, and within the regulatory limits, we hold several outstanding loans owed by different corporations related to us. All such loans (a) were made in the ordinary course of business, (b) were made on terms, including interest rates and collateral, substantially the same as those prevailing at the time for comparable transactions with other persons, and (c) did not involve more than the normal risk of collectibility or present other unfavorable features. See Note 16 to our audited consolidated financial statements.

Item 8. Financial Information

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Audited Consolidated Financial Statements

Please refer to “Item 18. Financial Statements.”

Legal Proceedings

We and our subsidiaries are subject to claims and are parties to legal proceedings in the normal course of business.

On November 30, 2005, we were served with a civil claim filed by Fundacion Presidente Allende, an entity organized in Spain, claiming compensatory damages in excess of U.S.$7 million and punitive damages of U.S.$100 million for harm allegedly suffered as a result of our alleged assistance to former Chilean President Augusto Pinochet in concealing his assets. Although we intend to contest these claims, no assurances can be given about the outcome or timing of these claims.

Beginning in September 2004, the OCC and the Federal Reserve conducted targeted examinations of our New York and Miami branches, respectively, to evaluate, among other things, our compliance with the Bank Secrecy Act and other U.S. anti-money laundering requirements. As a result of their examinations, on February 1, 2005, we agreed to the issuance by the OCC of a consent order and the issuance by the Federal Reserve of a cease and desist order. Pursuant to these orders, we have instituted an action plan that includes the maintenance of programs geared towards strengthening our compliance with the Bank Secrecy Act and U.S. anti-money laundering laws.

On October 12, 2005, we entered into agreements with the OCC, and separately with the Financial Crimes Enforcement Network, requiring a U.S.$3 million civil penalty to resolve allegations related to the Bank Secrecy Act, anti-money laundering compliance and related matters. See Note 29 to our audited consolidated financial statements.

Dividends

We currently have one class of common shares, and the dividends on our shares are proposed by our board of directors and are approved by our shareholders at the annual ordinary shareholders’ meeting following the year with respect to which the dividends are proposed. Our annual ordinary shareholders’ meeting is held in the first three months of each year. Following shareholder approval, the dividends are declared and paid. Dividends are paid to shareholders of record on the fifth business day preceding the date set for payment of the dividend. The applicable record dates for the payment of dividends to holders of our ADSs are, to the extent practicable, the same. Under the Chilean Corporations Law and regulations issued thereunder, Chilean public corporations are generally required to distribute at least 30% of their earnings as dividends, but a bank is permitted to distribute less than such minimum amount in any given year if the holders of at least two-thirds of our outstanding stock so determine. Under the General Banking Law, a Chilean bank may only pay a single dividend per year (i.e., interim dividends are not permitted).

Our dividend policy is affected to some extent by the rights of SAOS, our affiliate, pursuant to its assumption of the Central Bank indebtedness discussed in “Item 5. Operating and Financial Review and Prospects—Overview—The 1982-1983 Economic Crisis and the Central Bank Subordinated Debt.”

We currently have one class of capital shares. In March, 2006, we paid a nominal dividend of Ch$ 1.8582 per share.

During an extraordinary shareholders meeting held on March 23, 2006, our shareholders resolved to pay a portion of our 2005 dividend in shares. In order to do so, our shareholders resolved to issue 957,781,060 new fully paid-in shares. On April 27, 2006, our board of directors agreed to distribute such new fully paid-in shares on May 11, 2006. On May 11, 2006, our shareholders that were shareholders of record on May 5, 2006, received new fully paid-in shares at a ratio of 0.02461 new shares for each share held on May 5, 2006. As a consequence of the issuance of the new fully paid-in shares, as of May 11, 2006, we had 69,037,564,665 shares outstanding.

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

The following table sets forth the cash dividends declared per common share and per ADS during the periods indicated:

	As of and for the Year Ended December 31,
	2001	2002	2003	2004	2005	2005
	(in constant Ch$ as of December 31, 2005, except for percentages)					(in U.S.$)
Dividend payout ratio(1)	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Dividend per common share(2)	2.07	2.15	0.83	2.05	2.40	0.0047
Dividend per F shares(2)(3)		0.48
Dividend per Banco de A. Edwards shares(2)	0.24

(1)	Dividend payout ratio is calculated by dividing the amount of dividends paid by the earnings per share of the prior year.
(2)	Dividends per share are calculated by dividing the amount of the dividend paid by the number of shares outstanding, excluding shares repurchased through the share repurchase program described elsewhere in this document.
(3)	As part of our merger with Banco de A. Edwards, Banco de A. Edwards shareholders received F shares of Banco de Chile. The F shares had all of the same rights as our common stock, except that they entitled holders to receive dividends in 2002 with respect to Banco de A. Edwards’ 2001 income. Once these dividends were declared and paid, the F shares automatically converted on a one-for-one basis into shares of our common stock. Accordingly, the F shares no longer exist.

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

The Chilean securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States. The Santiago Stock Exchange, which is Chile’s principal exchange, had a market capitalization of approximately U.S.$135.9 billion as of December 31, 2005 and an average monthly trading volume of approximately U.S.$ 1,722 million for 2005. The Santiago Stock Exchange was established in 1893 and is a private company whose equity consists of 48 shares held by 45 shareholders. As of December 31, 2005, 298 series of shares were listed on the Santiago Stock Exchange.

The Santiago Stock Exchange accounts for approximately 81.9% of all amounts traded in Chile. The ten largest companies in terms of market capitalization represented, as of December 31, 2005, approximately 45.6% of the Santiago Stock Exchange’s aggregate market capitalization and during 2005 accounted for approximately 31.1% of its total volume. During 2005, 22.1% of the companies listed on the Santiago Stock Exchange had their shares traded on an average of 70% or more of the exchange’s trading days. Approximately 16.6% of equity trading in Chile is conducted on the Chilean Electronic Stock Exchange, an electronic trading market that was created by banks and non-member brokerage houses. The remaining 1.5% of equity is traded on the Valparaiso Stock Exchange.

ADSs, each representing 600 shares of common stock, without nominal (par) value, have been listed on the NYSE since January 2, 2002 under the symbol “BCH.” JPMorgan Chase Bank is our depositary for purposes of issuing the ADRs evidencing our ADSs. As of December 31, 2005, a maximum of 875,762 ADSs were outstanding (equivalent to 525,457,200 shares of common stock or 0.77% of the total number of issued shares of common stock). Since certain of our ADSs are held by brokers or other nominees, the number of direct record holders in the United States may not be fully indicative of the number of direct beneficial owners in the United States or of where the direct beneficial owners of such shares are resident.

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

The table below shows, for the periods indicated, the annual, quarterly and monthly high and low closing prices (in nominal Chilean pesos) of the shares of our securities on the Santiago Stock Exchange, the Electronic Stock Exchange, and the Valparaiso Stock Exchange:

	Santiago Stock Exchange				Electronic Stock Exchange				Valparaiso Stock Exchange
	Common Stock				Common Stock				Common Stock
	High		Low		High		Low		High		Low
	(Ch$ per share )(1)				(Ch$ per share )(1)				(Ch$ per share )(1)
Annual Price History
2001	Ch$	28.0	Ch$	21.7	Ch$	28.0	Ch$	21.6	Ch$	28.0	Ch$	21.6
2002		26.0		16.8		25.2		16.5		25.0		17.0
2003		32.0		19.2		32.0		19.2		32.0		20.3
2004		36.8		26.5		36.8		26.0		36.8		26.5
2005		37.7		32.0		38.0		32.0		38.8		30.0

Quarterly Price History
2004
1st Quarter		32.0		26.5		32.0		26.0		31.9		26.5
2nd Quarter		31.8		28.6		31.9		28.5		31.9		26.5
3rd Quarter		35.8		31.7		35.8		31.7		36.0		31.8
4th Quarter		36.8		34.0		36.8		34.0		36.8		34.3
2005
1st Quarter		37.7		32.6		38.0		32.3		38.0		32.5
2nd Quarter		34.0		32.0		34.2		32.0		34.0		30.0
3rd Quarter		36.3		34.0		36.4		33.8		36.0		33.9
4th Quarter		36.8		34.0		37.0		33.5		38.8		34.3
2006
1st Quarter		37.9		34.6		38.1		34.6		37.9		34.6

Monthly Price History
December 2005		36.0		34.0		36.5		34.2		35.9		34.5
January 2006		37.5		34.6		38.0		34.6		37.8		34.6
February 2006		37.9		37.0		37.9		36.4		37.9		37.0
March 2006		37.8		35.0		38.1		35.0		37.8		35.1
April 2006		35.0		33.8		35.7		33.6		35.0		33.8
May 2006		34.9		32.2		34.8		31.4		34.6		32.0

Sources: Santiago Stock Exchange, Electronic Stock Exchange, Valparaiso Stock Exchange—Official Quotation Bulletin.

(1)	Pesos per share reflect nominal price at trade date.

The table below shows the annual, quarterly and monthly high and low closing prices in U.S. dollars and in Euros, respectively, as reported by the NYSE and Latibex:

	NYSE				Latibex
	ADS(1)				Trading Units(2)
	High		Low		High	Low
	(U.S.$ per ADS)				(Euros per Trading Unit)
Annual Price History
2005	U.S.$	42.75	U.S.$	32.97	€36.00	€25.60
Quarterly Price History
2005
1st Quarter		39.40		32.97	29.88	25.60
2nd Quarter		35.85		33.25	29.25	25.80
3rd Quarter		42.75		34.85	34.20	28.80
4th Quarter		42.40		38.30	36.00	32.26
2006
1st Quarter		44.40		38.95	37.20	32.40
Monthly Price History
December 2005		42.40		40.00	36.00	33.00
January 2006		43.50		38.95	35.40	32.40
February 2006		44.40		41.59	37.20	34.50
March 2006		44.00		39.00	36.74	32.70
April 2006		41.25		39.05	33.35	32.10
May 2006		41.30		35.70	32.10	28.20

Sources: NYSE and Latibex—Official Quotation Bulletin.

(1)	One ADS represents 600 shares of common stock.
(2)	One Trading Unit represents 600 shares of common stock.

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

Capitalization

There is currently one outstanding series of our capital stock. As of May 11, 2006, we have a total of 69,037,564,665 outstanding shares. All of our shares are fully subscribed and paid and there are no legal restrictions on the payment of dividends from our net income, except that we may only pay a single dividend per year (i.e., interim dividends are not permitted). Chilean public corporations are generally required to distribute at least 30% of their earnings as dividends, but a bank is permitted to distribute less than such minimum amount in any given year if the holders of at least two-thirds of the bank’s outstanding stock so determine. All of our shares have full voting rights. As part of our merger with Banco de A. Edwards, Banco de A. Edwards shareholders received F shares of Banco de Chile. The F shares had all of the same rights as our common stock, except that they entitled holders to receive dividends in 2002 with respect to Banco de A. Edwards’ 2001 income. Once these dividends were declared and paid, the F shares automatically converted on a one-for-one basis into shares of our common stock. Accordingly, the F shares no longer exist.

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

The prior authorization is required solely when the acquiring bank or the resulting group of banks would own a significant market share in loans, defined by the Chilean Superintendency of Banks to be more than 20.0% of all loans in the Chilean banking system. The intended purchase may be denied by the Chilean Superintendency of Banks, or may be conditioned on one or more of the following:

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

Shareholders’ Meetings and Voting Rights

An ordinary annual meeting of shareholders is held within the first three months of each year, generally in March. The ordinary annual meeting of shareholders is the corporate body that approves the annual financial statements, all dividends in accordance with the dividend policy determined by our board of directors and any other matter that does not require an extraordinary shareholders’ meeting and elects our board of directors. On March 23, 2006, an ordinary annual meeting of our shareholders was held. Extraordinary meetings may be called by our board of directors when deemed appropriate, and ordinary or extraordinary meetings must be called by our board of directors when requested by shareholders representing at least 10% of the issued voting shares or by the Chilean Superintendency of Banks.

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

There is an exemption for the payment of income tax by foreign institutional investors such as mutual funds, pension funds and others, that obtain capital gains in the sales through a Chilean stock exchange, a tender offer or any other system authorized by the Chilean Superintendency of Securities and Insurance, of shares of publicly traded corporations that are significantly traded in stock exchanges. The Chilean Internal Revenue Service has not enacted any rule nor issued any ruling about the applicability of this regulation to foreign holders of ADSs.

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

Also, the sale or disposition of shares of Chilean public corporations that are significantly traded on stock exchanges is exempted from Chilean taxes on capital gains if the sale or disposition was made:

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

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual prior to January 1, 2011 with respect to the ADSs will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends paid on the ADSs will be treated as qualified dividends if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid a passive foreign investment company, or PFIC. The ADSs are listed on the NYSE and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2005 taxable year. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2006 taxable year.

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

The financial risk department manages market risks. Fully independent of the trading groups, it reports directly to the manager of the planning and research division. The financial risk department oversees our local financial activities as well as those of our international operations. Its responsibilities include:

•	the tracking of positions and the daily update of databases with market prices;

•	risk measurement, which involves the quantification of financial exposure, under normal and stress circumstances, using different risk models;

•	establishing policies, procedures and risk limits;

•	risk monitoring, where the level and the evolution of the different risks we are exposed to is analyzed;

•	the distribution of the risk report to senior management and the finance and international committee members;

•	the verification of compliance with the board of directors’ established risk tolerance levels and limits and identification of any policy exceptions;

•	developing guidelines for new products and including new exposures within the current framework; and

•	applying new measurement methods to existing products.

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

Currency risk

We are exposed to currency risk because of differences between the asset and liability positions that we maintain in each currency, or currency mismatches. We maintain mismatches in local currency against the U.S. dollar and, to a lesser extent, against the Brazilian real and the euro. Other mismatches are not significant.

At December 31, 2005, our consolidated foreign currency-denominated assets and liabilities were denominated principally in U.S. dollars:

	At December 31, 2005
	Assets		Liabilities		Net
	(in millions of constant en Ch$ as of December 31, 2005)
U.S. dollar(1)	Ch$	1,914,770	Ch$	(1,897,898)	Ch$	16,872
Brazilian real.		7,412		—		7,412
Euro		34,367		(33,478)		889
Pound sterling		1,496		(1,105)		391
Canadian dollar		407		(121)		286
Japanese yen		429,178		(428,927)		251
Swiss franc		458		(268)		190
Other		257		(97)		160

Total	Ch$	2,388,345	Ch$	(2,361,894)	Ch$	26,451

(1)	Includes Ch$67,424 million in assets and Ch$365 million in liabilities denominated in foreign currencies and payable in Chilean pesos indexed to the U.S. dollar exchange rate.

As is explained below, we use two models to measure our asset liability management’s portfolio’s exposure to interest rate risk: an Interest Rate Gap Model and a Duration Gap Model.

Inflation risk

We are exposed to inflation risk because of differences between the asset and liability positions that we maintain in local currency. We have generally maintained more peso-denominated liabilities than peso-denominated assets and more UF-denominated assets than UF-denominated liabilities. The net asset position in UF is inflation-indexed whereas the net position in peso is not inflation-indexed. In 2005 the inflation rate was 3.7%. We believe that inflation risk is not significant for inflation has fluctuated only within a range of 1.1% and 4.4% since 2000.

Balance Sheet Structure

The composition of our assets, liabilities and shareholders’ equity at December 31, 2005 by currency and term was as follows:

	At December 31, 2005
	Ch$		UF		Foreign Currency(1)		Total		Percentage
	(in millions of constant Ch$ as of December 31, 2005, except for percentages)
Assets(2):
Cash and due from banks	Ch$	305,731		—	Ch$	353,577	Ch$	659,308	6.0%
Other assets(1)
Less than one year		2,599,566	Ch$	1,300,358		1,458,599		5,358,523	48.3
From one to three years		523,313		932,791		69,913		1,526,017	13.8
More than three years		226,518		2,451,351		93,524		2,771,393	25.0

Total financial assets	Ch$	3,655,128	Ch$	4,684,500	Ch$	1,975,613	Ch$	10,315,241	93.1%

Other		349,628		1,268		410,919		761,815	6.8
Bank premises and equipment		140,227		—		2,223		142,450	1.3
Investment in other companies		7,160		—		—		7,160	0.1
Allowance for loan losses		(140,895)		—		(410)		(141,305)	(1.3)

Total assets	Ch$	4,011,248	Ch$	4,685,768	Ch$	2,388,345	Ch$	11,085,361	100.0%

Percentage of total financial assets by currency		35.43%		45.41%		19.16%		100.00%
Liabilities and shareholders’ equity(2):
Non-interest bearing demand deposits	Ch$	1,600,093	Ch$	7,486	Ch$	393,156	Ch$	2,000,735	18.1%
Other liabilities(1)
Less than one year		2,708,016		1,481,810		1,745,881		5,935,707	53.6
From one to three years		79,454		661,682		104,296		845,432	7.6
More than three years		20,512		749,400		30,154		800,066	7.2

Total financial liabilities	Ch$	4,408,075	Ch$	2,900,378	Ch$	2,273,487	Ch$	9,581,940	86.5%

Other		494,365		145,542		88,407		728,314	6.5
Shareholders’ equity		594,383		—		—		594,383	5.4
2005 net income		180,724		—		—		180,724	1.6

Total liabilities and shareholders’ equity	Ch$	5,677,547	Ch$	3,045,920	Ch$	2,361,894	Ch$	11,085,361	100.0%

Percentage of total financial liabilities and shareholders’ equity by currency		46.00%		30.27%		23.73%		100.00%
Asset/liability gap	Ch$	(1,666,299)	Ch$	1,639,848	Ch$	26,451

(1)	Includes assets and liabilities payable in Chilean pesos that are indexed according to the U.S. dollar exchange rate.
(2)	Includes forward contracts.

Market Risk: Models and Measurement

The data needed for our market risk models are obtained from brokers or government agencies with access to information provided by Reuters or Bloomberg or from information on prices located at issuers’ Internet sites. We maintain a daily risk factor database for currency parities, bond prices and interest rates for different maturities and currencies.

Asset Liability Portfolio

The finance and international committee’s policies with respect to the asset liability portfolio protect net interest revenue on a pre-tax basis and the value of equity from unexpected changes in interest rates, while complying with the limits that have been imposed by Chilean banking regulators and those internally set by us. We use the Interest Rate Gap Model to measure the interest rate risk of our net interest revenue. The Duration

Gap Model is used to measure the interest rate risk of our equity. Currency risk associated with our asset liability portfolio is managed using the Value at Risk, or VaR, methodology. See “—Market Risk: Value at Risk (VaR).”

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

In general we maintain a positive one-year gap in UF and a negative one-year gap in pesos and foreign currency. Our financial division is responsible for managing our interest rate gap for local and foreign currency and for defining internal financial transfer prices, especially minimum and maximum fund raising rates and the cost of funds for each of our active transactions. For this purpose, the finance division buys and sells all matched funds so that the business areas do not have to assume the transaction’s financial risk. We only take mismatched interest rate positions in accordance with the policies and procedures established by the finance and international committee.

To compute our exposure to repricing risk for the next 12 months, we prepare, on a monthly basis, gap profiles for inflation-indexed portfolios, non-inflation indexed portfolios and for dollar portfolios. To compute the different gap profiles we use the following tenor buckets:

•	monthly, from one month to three months; and

•	quarterly, from 90 days to a year.

Next, we calculate the potential impact on net interest revenue over the next twelve months assuming a non-parallel shift in yield curves for non-inflation indexed, inflation and dollar positions. To limit repricing risk, the finance and international committee has established that total potential losses resulting from these shifts cannot exceed a certain amount of net interest revenue. The following tables show, in nominal amounts, the average, low and high repricing risk for the years 2004 and 2005:

	Repricing Risk 2004
	Low		High		Average		December 31, 2004
	(in millions of nominal Ch$)
Pesos position	Ch$	438	Ch$	6,997	Ch$	3,841	Ch$	2,470
UF position		4,308		8,132		6,715		5,710
Foreign currency position		52		1,058		616		1,058

	Repricing Risk 2005
	Low		High		Average		December 31, 2005
	(in millions of nominal Ch$)
Pesos position	Ch$	519	Ch$	5,816	Ch$	3,350	Ch$	5,816
UF position		1,967		8,970		5,366		1,967
Foreign currency position		59		733		400		59

In general, we finance our positive one-year UF gap with our negative one-year gap in pesos and, to a lesser extent, the negative one-year gap in foreign currency. The risk of this strategy, which we refer to as net repricing risk, is calculated by subtracting repricing risks for the peso and foreign currency positions from the UF repricing risk.

In each of 2004 and 2005, we expected further increases in short term interest rates in pesos and a flattening of the yield curve in UF, specially in the medium and long term sector of the curve. As a result, we increased marginally the average maturity of the peso liabilities within the one-year gap period and we changed the composition of the UF gap, decreasing the size of the one-year UF gap and increasing the size of the medium and long-term gap. The increase in the average maturity of the peso position decreased the average repricing risk from Ch$3,841 million to Ch$3,350 million. The drop from Ch$6,715 million to Ch$5,366 million in the average risk for the UF position is due to the smaller one-year UF gap. As a result, net average repricing risk decreased from Ch$2,258 million in 2004 to Ch$1,616 million in 2005.

Economic Interest Rate Risk: The Duration Gap Model

Changes in interest rates also affect a bank’s underlying economic value. This is called economic risk. The duration gap seeks to protect the economic value of our equity from unexpected changes in interest rates. To do so, potential losses for existing gaps for inflation-indexed and non-inflation position, and for dollar positions, are calculated assuming interest rate shifts based on different volatility scenarios. The finance and international committee has established limits that regulate potential losses resulting from these scenario analyses as a percentage of capital.

The following tables show the average low and high economic risk exposure as a percentage of capital for the years 2004 and 2005. The last columns show our interest rate sensitivity as of December 31, 2004 and 2005.

	Economic Risks as a Percentage of Capital 2004
	Low	High	Average	December 2004
Pesos position	0.21%	2.95%	1.06%	1.62%
UF position	0.63%	2.99%	1.72%	2.99%
Foreign currency position	0.01%	0.32%	0.13%	0.19%

	Economic Risks as a Percentage of Capital 2005
	Low	High	Average	December 2005
Pesos position	0.41%	1.51%	0.82%	0.95%
UF position	1.10%	5.32%	2.66%	5.32%
Foreign currency position	0.05%	0.15%	0.10%	0.05%

The average economic risk for the peso position decreased from 1.06% in 2004 to 0.82% in 2005 due to a lower volatility for the yield curve in pesos after the expected rate increases for the year 2005 came into effect. Average economic risk for the UF position increased from 1.72% in 2004 to 2.66% in 2005 due to an increase in the medium and long term UF gap since we expected no further increases for the interest rates in UF, and average economic risk for the foreign currency position remaining basically unchanged, decreasing from 0.13% in 2004 to 0.10% in 2005. Overall, total average economic risk increased from 2.91% in 2004 to 3.58% in 2005 as a result of the larger economic risk for the UF position.

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

New Regulations on Market Risks

In September 2005, the Central Bank instituted new regulations aimed at measuring and controlling market risk. For a discussion of the new regulations, see “Item 4. Information on the Company—Regulation and Supervision—Market Risk Regulations.”

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

The VaR estimates are based on the Riskmetrics methodology to measure market risk. Riskmetrics uses a 95% confidence interval, a one-day holding period and an exponential moving average model with 74 historical observations to forecast variances and covariances. The calculated VaR is adjusted by market liquidity, modeling bid-ask spreads. In addition to the total VaR, VaRs estimated by market parameters and asset class are also computed.

VaR estimated by market parameters shows the amount of risk due to:

•	foreign exchange risk measured as the exposure to the volatility of the U.S. dollar; and

•	interest rate risk represented in terms of the exposure to the relevant yield curve for the Chilean peso, UF and U.S. dollar.

The VaR estimated by asset class shows the amount of risk due to:

•	our foreign exchange portfolio;

•	our short term fixed income portfolio, which includes: forwards, short-term instruments issued by the Central Bank, time deposits in Chilean pesos, UF and U.S. dollars and floating notes; and

•	our fixed income portfolio, which includes long term Central Bank securities, mortgage bonds, local corporate bonds, foreign corporate bonds and interest rate swaps and cross currency swaps.

Our financial Risk Department rechecks the VaR model on an on-going basis to assess its accuracy. The results of these tests have supported the reliability of our VaR model.

The following tables show the median, low and high daily VaR for the years 2004 and 2005, along with VaR at December 31, 2004 and 2005.

	Period Ended December 31, 2004						At December 31, 2004
	Median VaR		Minimum VaR		Maximum VaR		VaR
	(in millions of nominal Ch$)
Foreign exchange	Ch$	141		—	Ch$	539	Ch$	100
Interest rate risk		314	Ch$	154		374		323
Less: portfolio diversification		(90)		(3)		(263)		(172)

Total VaR	Ch$	365	Ch$	151	Ch$	650	Ch$	251

	Period Ended December 31, 2005						At December 31, 2005
	Median VaR		Minimum VaR		Maximum VaR		VaR
	(in millions of nominal Ch$)
Foreign exchange	Ch$	90	Ch$	24	Ch$	122	Ch$	25
Interest rate risk		367		146		1,107		805
Less: portfolio diversification		(54)		(13)		(93)		(24)

Total VaR	Ch$	403	Ch$	157	Ch$	1,136	Ch$	806

The chart below compares the VaR estimates with no-action-profit and loss, or NAPL, over the last 12 months ended on December 2005. NAPL describes the hypothetical profit and loss on the position that would have been incurred if the previous day’s closing position had been kept for the next 24 hours and then revalued.

In the chart below, the bars represent the daily NAPL whereas the line below the bars represents the daily VaR. We check the VaR model on an on-going basis to assess its accuracy. During 2005, the NAPL exceeded the calculated VaR on five occasions, which is within the model expectations.

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

Non-statistical Risk Measures

Stress Risk. Stress risk is our exposure to unlikely but plausible changes, or outlier events, in risk factors resulting from maintaining prevailing positions after the close of a business/trading day. An extreme event is defined as a price variation that is beyond the 95% confidence level defined for normal analysis. Once the market movements for specific risk factors have been determined, they are applied to the portfolio. Then the portfolio is revalued to see the effect of the market move on the value of the portfolio. On a daily basis, the financial risk department performs a stress analysis. The stress analysis is done under two different methods: a standard VaR approach (parametric) and a historical simulation approach, since we believe that VaR may be subject to model risk. The standard VaR approach assumes that each risk factor experiences a decline in value greater than 3.5 standard deviations of the mean return and assumes zero correlation among asset classes. The financial risk department also computes a VaR figure using the historical simulation method. This amount is obtained from historical data that goes back 381 days from the date of the calculation.

Present Value Basis Point or PVBP. The PVBP is the change in an instrument’s value associated with the change in the reference yield of 1 basis point, or 0.01%. The finance and international committee has approved the PVBP risk limit. As of December 2005, the PVBP for the peso portfolio was Ch$12 million, for the UF portfolio Ch$177 million, and for the USD portfolio Ch$23 million. As of December 2004, the PVBP for the peso portfolio was Ch$3 million, Ch$162 million for the UF portfolio and for the USD portfolio Ch$14 million.

Basis Risk. Basis risk is the possibility of loss from imperfectly matched risk, offsetting positions in two related but not identical markets. We control our exposure to the basis risk between our foreign bonds portfolio and the interest rate swaps used to hedge them. As of December 2005, one basis point of basis risk was worth Ch$35 million. As of December 2004, one basis point of basis risk was worth Ch$20 million.

Position Limit for Fixed Income Portfolio and Currency Mismatch. To limit our exposure to interest rate risk, especially in periods of low volatility, we limit the size of our fixed income portfolio.

Currency Risk. The finance and international committee has determined that our net foreign currency mismatches cannot exceed a certain percentage of our capital. As of December 31, 2005, the net position of our foreign currency denominated assets and Chilean peso-denominated assets that contain repayment terms linked to changes in foreign currency exchange rates exceeded our foreign currency denominated liabilities and Chilean peso-denominated liabilities that contain repayment terms linked to changes in foreign currency exchange rates by Ch$26,451 million, equivalent to 4.5% of our paid-in capital and reserves.

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

It is our policy to make foreign currency-denominated loans only to customers whose activities generate foreign currency-denominated cash flow or that are indexed to a foreign currency, or if the market value of a customer’s assets is indexed to the rate of exchange. At December 31, 2005, approximately 13.3% of our consolidated total loan portfolio was denominated in foreign currencies.

We enter into forward exchange contracts that are essentially of two types:

•	transactions covering U.S. dollars against other foreign currencies; and

•	transactions covering only Chilean pesos and UFs against U.S. dollars.

The following table presents notional amounts of our derivatives contracts at December 31, 2005:

	At December 31, 2005 Notional Amount
	(in millions of constant Ch$ as of December 31, 2005)
Exchange rate forwards denominated in foreign currency	Ch$	574,880
Foreign currency futures (purchased)		1,482,161
Foreign currency futures (sold)		1,137,495
Chilean currency futures (purchased)		413,205
Chilean currency futures (sold)		309,261
Interest rate swaps		864,572
Purchase option		2,263

Total	Ch$	4,783,837

The following table presents foreign currency exchange rate risk instruments as of December 31, 2005, in notional amounts, and weighted average exchange rates by expected (contractual) maturity dates, for the next five years:

	As of December 31, 2005
	2006		2007		2008		2009		2010		Total
	(in millions of constant Ch$ as of December 31, 2005)
Exchange rate forwards denominated in foreign currency
Purchased:
Pay U.S. dollars/receive euros	Ch$	10,033	Ch$	3,163	Ch$	—	Ch$	—	Ch$	—	Ch$	13,196
Average contractual exchange rate(1)		618.83		629.48
Pay U.S. dollars/receive Japanese yen		274,931		84,152		—		—		—		359,083
Average contractual exchange rate(1)		4.77		4.60
Pay U.S. dollars/receive Pound sterling		3,584		730		—		—		—		4,314
Average contractual exchange rate(1)		926.02		912.11
Pay U.S. dollars/receive Canadian dollars		1,031		1,320		—		—		—		2,351
Average contractual exchange rate(1)		415.83		418.96						—

Total	Ch$	289,579	Ch$	89,365	Ch$	—	Ch$	—	Ch$	—	Ch$	378,944

Sold:
Pay euros/receive U.S. dollars		16,365		3,240		—		—		—		19,605
Average contractual exchange rate(1)		628.15		644.81
Pay Japanese yen/receive U.S. dollars		169,057		—		—		—		—		169,057
Average contractual rate(1)		4.39
Pay Pound sterling/receive U.S. dollars		4,071		740		—		—		—		4,811
Average contractual exchange rate(1)		931.41		925.58
Pay Canadian dollars/receive U.S. dollars		1,142		1,321		—		—		—		2,463
Average contractual exchange rate(1)		421.20		419.22

Total	Ch$	190,635	Ch$	5,301	Ch$	—	Ch$	—	Ch$	—	Ch$	195,936

Foreign currency futures
Purchased:
Pay Chilean pesos/ receive U.S. dollars		1,303,595		5,247		—		—		—		1,308,842
Average contractual exchange rate(1)		533.91		566.22
Pay UF/ receive U.S. dollars		167,560		5,142		—		—		—		172,702
Average contractual exchange rate(1)		558.65		616.28
Pay Chilean pesos/ receive euros		64		—		—		—		—		64
Average contractual exchange rate(1)		786.59
Pay Chilean pesos/ receive Pound sterling		443		—		—		—		—		443
Average contractual exchange rate(1)		904.97
Pay Chilean pesos/ receive Canadian dollars		110		—		—		—		—		110
Average contractual exchange rate(1)		442.16

Total	Ch$	1,471,772	Ch$	10,389	Ch$	—	Ch$	—	Ch$	—	Ch$	1,482,161

Sold:
Pay U.S. dollars/receive Chilean pesos		1,084,122		13,729		170		—		—		1,098,021
Average contractual exchange rate(1)		529.46		518.28		536.70
Pay U.S. dollars/receive UF		35,388		—		—		—		—		35,388
Average contractual exchange rate(1)		542.57
Pay euros/receive Chilean pesos		3,970		—		—		—		—		3,970
Average contractual exchange rate(1)		609.86
Pay Pound sterling/receive Chilean pesos		14		—		—		—		—		14
Average contractual rate(1)		895.72
Pay Japanese yen/receive Chilean pesos		102		—		—		—		—		102
Average contractual exchange rate(1)		4.37

Total	Ch$	1,123,596	Ch$	13,729	Ch$	170	Ch$	—	Ch$	—	Ch$	1,137,495

Chilean currency futures
Purchased:
Pay UF/receive Chilean pesos		405,853		7,352		—		—		—		413,205
Average contractual exchange rate(1)		18,039.67		18,380.00

Total	Ch$	405,853	Ch$	7,352	Ch$	—	Ch$	—	Ch$	—	Ch$	413,205

Sold:
Pay Chilean pesos/receive UF		309,261		—		—		—		—		309,261
Average contractual exchange rate(1)		17,971.33

Total	Ch$	309,261	Ch$	—	Ch$	—	Ch$	—	Ch$	—	Ch$	309,261

(1)	The average contractual exchange rate represents the amount of specified currency equal to U.S.$1.00.

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

In terms of outstanding exposure to credit risk, the true measure of risk from derivative transactions is the mark-to-market value of the contracts at a point in time (i.e., the cost to replace the contract at the current market rates should the counter-party default prior to the settlement). For most derivative transactions, the notional principal amount does not change hands; it is simply an amount that is used as a reference upon which to calculate payments. While notional principal is the most commonly used volume measure in the derivative and foreign exchange markets, it is not a measure of credit risk. As of December 31, 2005, the credit exposure of our foreign exchange forwards was Ch$34,333 million.

Item 12. Description of Securities Other than Equity Securities

Not Applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

We have evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures as of December 31, 2005. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

There has been no change in our internal control over financial reporting during 2005 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert

Our board of directors has determined that Mr. Jorge Awad M., a member of our audit committee, qualifies as an “audit committee financial expert” and as independent within the meaning of this Item 16A.

Item 16B. Code of Ethics

We have adopted a code of ethics, as defined in Item 16B of Form 20-F under the Exchange Act. Our code of ethics applies to our chief executive officer, chief financial officer, principal accounting officer and persons performing similar functions, as well as to our directors and other employees without exception. Our code of ethics was filed as an exhibit to our Form 20-F filed in June 2005.

Item 16C. Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent auditors, Ernst & Young Limitada, during the fiscal years ended December 31, 2004 and 2005:

	Year ended December 31,
	2004		2005
	(in millions of constant Ch$ as of December 31, 2005)
Audit fees	Ch$	381	Ch$	447
Audit-related fees		—		—
Tax fees		—		8
Other fees		10		5

Total fees	Ch$	391	Ch$	460

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

Other fees in the above table are fees billed by Ernst & Young Limitada primarily related to compensation research studies for year 2005.

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

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not Applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

We did not make any purchases of our previously issued shares during the fiscal year ended December 31, 2005.

PART III

Item 17. Financial Statements

Our financial statements have been prepared in accordance with Item 18 hereof.

Item 18. Financial Statements

Our audited consolidated financial statements are included in this annual report beginning at page F-1.

Item 19. Exhibits

LIST OF EXHIBITS

Exhibit No.	Exhibit
1.1	Estatutos of Banco de Chile, which serve as our articles of incorporation and bylaws, together with an English translation.

2.1	Form of Deposit agreement among Banco de Chile, JPMorgan Chase Bank as depositary, and the holders from time to time of ADSs (incorporated by reference to our registration statement on Form F-4 (File No. 333-14020) filed on October 18, 2001).

2.2	Form of Foreign Investment Contract among Banco de A. Edwards, Citibank, N.A. and the Central Bank of Chile relating to the foreign exchange treatment of an investment in ADSs, together with an English translation thereof (incorporated by reference to Banco de A. Edwards’ registration statement on Form F-1 (Registration No. 33-97594) filed on September 29, 1995).

2.3	Amendment to Foreign Investment Contract among Banco de Chile (as successor to Banco de A. Edwards), Morgan Guaranty Trust Company of New York and the Central Bank of Chile, dated January 2, 2002, together with an English translation thereof (filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2001, and incorporated herein by reference).

8.1	List of subsidiaries.

11.1	Code of ethics (English translation)(filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2004, and incorporated herein by reference).

12.1	Certification under Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification under Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification under Section 906 of the Sarbanes-Oxley Act of 2002.

Omitted from the exhibits filed with this annual report are certain instruments and agreements with respect to our long-term debt, none of which authorizes securities in a total amount that exceeds 10% of our total assets. We hereby agree to furnish to the Securities and Exchange Commission copies of any such omitted instruments or agreements as the Securities and Exchange Commission requests.

SIGNATURE

The registrant, Banco de Chile, hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

BANCO DE CHILE

By	/s/ Pablo Granifo
Name:	Pablo Granifo
Title:	Chief Executive Officer

Date: June 26, 2006

Ch$	= Chilean pesos
MCh$	= Millions of Chilean pesos
US$	= United States dollars
ThUS$	= Thousands of United States dollars
UF	= “Unidades de Fomento”, an inflation-indexed, peso denominated monetary unit. The UF rate is set daily based on changes in the Chilean Consumer Price Index.

Application of Constant Chilean Pesos

The December 31, 2003 and 2004 consolidated financial statements have been restated for general price-level changes and expressed in constant Chilean pesos of December 31, 2005 purchasing power.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Banco de Chile:

We have audited the accompanying consolidated balance sheets of Banco de Chile (the “Bank”) as of December 31, 2004 and 2005 and the related consolidated statements of income, shareholders’equity, and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Banco de Chile as of December 31, 2004 and 2005 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in Chile and regulations issued by the Chilean Superintendency of Banks and Financial Institutions, which differ in certain respect from U.S. generally accepted accounting principles (see Note 28 to the consolidated financial statements).

ERNST & YOUNG LIMITADA

Santiago,	Chile, January 27, 2006

(except for Note 28 for which the date is June 1, 2006)

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Restated for general price-level changes and expressed in millions of constant

Chilean pesos as of December 31, 2005 and thousands of U.S. dollars)

		As of December 31,
	NOTE	2004	2005	2005
		MCh$	MCh$	ThUS$ (Note 1 (q))
ASSETS

CASH AND DUE FROM BANKS	3
Non-interest bearing		559,064	638,604	1,241,913
Interbank deposits-interest bearing		363,614	20,704	40,264

Total cash and due from banks		922,678	659,308	1,282,177

FINANCIAL INVESTMENTS	4
Government securities		946,548	611,538	1,189,277
Investments purchased under agreements to resell		27,257	46,695	90,809
Other financial investments		331,650	547,556	1,064,849
Investment collateral under agreements to repurchase		359,681	244,220	474,942

Total financial investments		1,665,136	1,450,009	2,819,877

LOANS, NET	5
Commercial loans		2,970,510	3,510,902	6,827,759
Consumer loans		716,758	864,144	1,680,527
Mortgage loans		849,398	670,347	1,303,644
Foreign trade loans		620,617	550,770	1,071,099
Interbank loans		15,745	25,012	48,642
Leasing contracts	6	356,232	454,805	884,473
Other outstanding loans		969,947	1,335,021	2,596,256
Past due loans		87,734	71,349	138,755
Contingent loans		550,013	723,574	1,407,157
Allowance for loan losses	7	(159,318)	(141,305)	(274,800)

Total loans, net		6,977,636	8,064,619	15,683,512

OTHER ASSETS
Bank premises and equipment, net	8	137,446	142,450	277,027
Investments in other companies	9	5,607	7,160	13,924
Assets received in lieu of payment, net		16,711	10,450	20,322
Other	10 (a)	271,361	358,765	697,702

Total other assets		431,125	518,825	1,008,975

TOTAL ASSETS		9,996,575	10,692,761	20,794,541

The accompanying notes 1 to 30 are an integral part of these consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Restated for general price-level changes and expressed in millions of constant

Chilean pesos as of December 31, 2005 and thousands of U.S. dollars)

		As of December 31,
	NOTE	2004	2005	2005
		MCh$	MCh$	ThUS$ (Note 1 (q))
LIABILITIES AND SHAREHOLDERS’ EQUITY

DEPOSITS
Non-interest bearing
Current accounts		1,475,853	1,516,219	2,948,638
Bankers’ drafts and other deposits		722,980	484,516	942,253

Total non-interest bearing		2,198,833	2,000,735	3,890,891

Interest bearing
Savings accounts and time deposits		3,795,575	4,613,253	8,971,535

Total deposits		5,994,408	6,613,988	12,862,426

OTHER INTEREST BEARING LIABILITIES	11
Central Bank credit lines for renegotiations of loans		1,999	1,407	2,736
Other Central Bank borrowings		111,518	—	—

Total Central Bank borrowings		113,517	1,407	2,736

Investments sold under agreements to repurchase		361,653	270,750	526,536
Mortgage finance bonds		817,288	556,504	1,082,250
Bonds		188,050	324,704	631,462
Subordinated bonds		275,891	305,284	593,695
Borrowings from domestic financial institutions		27,349	90,160	175,337
Foreign borrowings		616,988	661,493	1,286,426
Other obligations		46,461	33,743	65,621

Total other interest bearing liabilities		2,447,197	2,244,045	4,364,063

OTHER LIABILITIES
Contingent liabilities	10 (c)	551,330	723,907	1,407,804
Other	10 (b)	304,822	335,713	652,871
Minority interest		1	1	2

Total other liabilities		856,153	1,059,621	2,060,677

Commitments and contingencies	22

SHAREHOLDERS’ EQUITY	15
Capital and reserves		540,694	594,383	1,155,915
Net Income for the year		158,123	180,724	351,460

Total Shareholders’ equity		698,817	775,107	1,507,375

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		9,996,575	10,692,761	20,794,541

The accompanying notes 1 to 30 are an integral part of these consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(Restated for general price-level changes and expressed in millions of constant

Chilean pesos as of December 31, 2005 and thousands of U.S. dollars)

		Years ended December 31,
	NOTE	2003	2004	2005	2005
		MCh$	MCh$	MCh$	ThUS$ (Note 1 (q))
INTEREST REVENUE AND EXPENSE
Interest revenue		455,241	562,933	680,149	1,322,707
Interest expense		(216,876)	(222,636)	(310,351)	(603,549)

Net interest revenue		238,365	340,297	369,798	719,158

PROVISION FOR LOAN LOSSES	7-19	(36,867)	(41,208)	(22,028)	(42,838)

FEES AND INCOME FROM SERVICES	17
Income from fees and other services		145,576	172,705	187,607	364,845
Other services expenses		(43,789)	(41,297)	(49,814)	(96,875)

Total fees and income from services, net		101,787	131,408	137,793	267,970

OTHER OPERATING INCOME (LOSS)
Gains from trading activities		26,612	21,010	14,213	27,640
Losses from trading activities		(20,953)	(24,275)	(10,924)	(21,244)
Foreign exchange transactions, net		96,698	18,296	7,571	14,724

Total other operating income (loss), net		102,357	15,031	10,860	21,120

OTHER INCOME AND EXPENSES
Non-operating income	17	5,626	4,995	7,859	15,285
Non-operating expenses	17	(15,861)	(16,483)	(14,934)	(29,043)
Equity participation in net income (loss) in investments in other companies	9	(1,296)	452	681	1,324
Minority interest		(2)	(1)	—	—

Total other income and expenses		(11,533)	(11,037)	(6,394)	(12,434)

OPERATING EXPENSES
Personnel salaries and expenses		(132,433)	(140,918)	(150,616)	(292,908)
Administrative and other expenses		(85,986)	(92,153)	(108,926)	(211,832)
Depreciation and amortization		(18,007)	(16,552)	(16,922)	(32,909)

Total operating expenses		(236,426)	(249,623)	(276,464)	(537,649)

NET LOSS FROM PRICE-LEVEL RESTATEMENT	1 (b)	(4,286)	(7,735)	(11,450)	(22,267)

INCOME BEFORE INCOME TAXES		153,397	177,133	202,115	393,060

INCOME TAXES	21	(14,763)	(19,010)	(21,391)	(41,600)

NET INCOME		138,634	158,123	180,724	351,460

The accompanying notes 1 to 30 are an integral part of these consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2005 and thousands of U.S. dollars)

	Years ended December 31,
	2003	2004	2005	2005
	MCh$	MCh$	MCh$	ThUS$
			(Note 1 (n))	(Note 1 (q))
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	138,634	158,123	180,724	351,460
Items that do not represent cash flows:
Depreciation and amortization	18,007	16,552	16,922	32,909
Provisions for loan losses	63,830	76,158	55,014	106,987
Provisions for assets received in lieu of payment	1,559	921	574	1,116
Net change in trading investments	(437,857)	329,402	223,380	434,414
Equity participation in net (income) loss in investments in other companies	1,296	(452)	(681)	(1,324)
Net gain on sales of assets received in lieu of payment	(4,438)	(5,688)	(5,072)	(9,864)
Net gain on sales of bank premises and equipment	(467)	(225)	(98)	(191)
Net loss from price-level restatement	4,286	7,735	11,450	22,267
Minority interest	2	1	—	—
Other charges not representing cash flows	1,364	9,580	10,553	20,523
Net change in interest accruals	92,484	3,389	(61,746)	(120,079)

NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES	(121,300)	595,496	431,020	838,218

CASH FLOWS FROM INVESTING ACTIVITIES
Net increase in loans	(127,245)	(519,570)	(924,220)	(1,797,359)
Net (increase) decrease in investments purchased under agreements to resell	2,684	3,477	(20,385)	(39,643)
Purchases of bank premises and equipment	(7,226)	(12,753)	(18,272)	(35,534)
Proceeds from sale of bank premises and equipment	3,681	1,394	292	568
Investments in other companies	(2,423)	(303)	(1,665)	(3,238)
Sale of investments in other companies	—	12	20	39
Dividends received from investments in other companies	579	759	560	1,089
Proceeds from sale of assets received in lieu of payment	21,392	17,314	14,863	28,904
Net changes in other assets and liabilities	(68,102)	(156,136)	(275,928)	(536,606)

NET CASH USED IN INVESTING ACTIVITIES	(176,660)	(665,806)	(1,224,735)	(2,381,780)

CASH FLOWS FROM FINANCING ACTIVITIES
Net increase in current accounts	165,331	203,775	91,650	178,235
Net increase (decrease) in savings accounts and time deposits	(74,654)	237,197	904,489	1,758,988
Net increase (decrease) in bankers drafts and other deposits	100,798	34,891	(212,819)	(413,876)
Net increase (decrease) in investments sold under agreements to repurchase	159,390	(80,334)	(78,399)	(152,465)
Increase in mortgage finance bonds	323,698	138,875	510,989	993,736
Repayment of mortgage finance bonds	(350,735)	(330,103)	(716,635)	(1,393,662)
Proceeds from bond issues	—	180,597	169,286	329,216
Repayments of bond issues	(9,670)	(10,322)	(14,234)	(27,681)
Net increase (decrease) in short-tem borrowings	140,138	120,434	(370,978)	(721,452)
Proceeds from issuance of long-term borrowings	425,989	243,105	708,653	1,378,139
Repayment of long-term borrowings	(333,984)	(446,008)	(328,570)	(638,980)
Sale of repayment of shares	—	—	57,637	112,088
Repurchase of shares	—	(54,661)	—	—
Dividends paid	(55,891)	(135,250)	(152,623)	(296,811)

NET CASH PROVIDED BY FINANCING ACTIVITIES	490,410	102,196	568,446	1,105,475

EFFECT OF PRICE-LEVEL RESTATEMENT ON CASH AND DUE FROM BANKS	(8,055)	(19,080)	(38,101)	(74,096)
NET INCREASE (DECREASE) IN CASH AND DUE FROM BANKS	184,395	12,806	(263,370)	(512,183)
CASH AND DUE FROM BANKS AT BEGINNING OF YEAR	725,477	909,872	922,678	1,794,360

CASH AND DUE FROM BANKS AT END OF YEAR	909,872	922,678	659,308	1,282,177

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the year for:

Interest paid	270,213	247,365	284,724	553,712
Income taxes paid	29,308	33,613	32,132	62,488

The accompanying notes 1 to 30 are an integral part of these consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2005 and thousands of U.S. dollars)

	Number of shares	Paid in share capital	Reserves	Other Accounts	Net Income	Total
	Millions	MCh$	MCh$	MCh$	MCh$	MCh$
Balance as of January 1, 2003	68,079.8	477,727	77,697	10,171	52,635	618,230
Transfer to retained earnings	—	—	3	—	(3)	—
Dividends paid (1)	—	—	—	—	(52,632)	(52,632)
Price-level restatement	—	4,777	1,041	—	—	5,818
Net change in unrealized gains (losses) on permanent financial investments (*)	—	—	—	(2,617)	—	(2,617)
Net adjustment for translation differences	—	—	—	(3,676)	—	(3,676)
Net Income for the year	—	—	—	—	130,553	130,553

Balance as of December 31, 2003	68,079.8	482,504	78,741	3,878	130,553	695,676

Balance as of December 31, 2003 restated in constant Chilean pesos as of December 31, 2005		512,370	83,615	4,119	138,634	738,738

Balance as of January 1, 2004	68,079.8	482,504	78,741	3,878	130,553	695,676
Transfer to retained earnings	—	—	3	—	(3)	—
Dividends paid (2)	—	—	—	—	(130,550)	(130,550)
Common stock repurchased (3)	(1,702.0)	—	(52,762)	—	—	(52,762)
Price-level restatement	—	12,062	(75)	—	—	11,987
Net change in unrealized gains (losses) on permanent financial investments (*)	—	—	—	(195)	—	(195)
Net adjustment for translation differences	—	—	—	(2,251)	—	(2,251)
Net Income for the year	—	—	—	—	152,628	152,628

Balance as of December 31, 2004	66,377.8	494,566	25,907	1,432	152,628	674,533

Balance as of December 31, 2004 restated in constant Chilean pesos as of December 31, 2005		512,370	26,840	1,484	158,123	698,817

Balance as of January 1, 2005	66,377.8	494,566	25,907	1,432	152,628	674,533
Transfer to retained earnings	—	—	5	—	(5)	—
Dividends paid (4)	—	—	—	—	(152,623)	(152,623)
Placement of shares (5)	1,702.0	—	57,637	—	—	57,637
Accumulated deficit development period (6)	—	—	(188)	—	—	(188)
Price-level restatement	—	17,804	523	—	—	18,327
Net change in unrealized gains (losses) on permanent financial investments (*)	—	—	—	(74)	—	(74)
Net adjustment for translation differences	—	—	—	(3,229)	—	(3,229)
Net Income for the year	—	—	—	—	180,724	180,724

Balance as of December 31, 2005	68,079.8	512,370	83,884	(1,871)	180,724	775,107

(1)	On March 20, 2003, the Ordinary General Shareholders’ Meeting agreed to distribute a dividend for a total of MCh$ 52,632 (in historical pesos).
(2)	On March 18, 2004, the Ordinary General Shareholders’ Meeting agreed to distribute a dividend for a total of MCh$ 130,550 (in historical pesos).
(3)	In April 2004, Banco de Chile purchased 1,701,994,590 shares issued by Banco de Chile at Ch$ 31 per share for a total amount of MCh$52,762 (in historical pesos), in accordance with the Share Repurchase Program issued by Banco de Chile and agreed upon at the Extraordinary Shareholders’ Meeting of Banco de Chile held on March 20, 2003.
(4)	On March 18, 2005, the Ordinary General Shareholders’ Meeting agreed to distribute a dividend for a total of MCh$ 152,623 (in historical pesos).
(5)	During the period from May to August 2005, Banco de Chile sold 1,701,994,590 shares issued by Banco de Chile that had been repurchased as part of its Share Repurchase Program in April 2004, for a total amount of MCh$57,637 (in historical pesos).
(6)	Relates to the recognition of the variation in the shareholders’ equity of “Administrador Financiero de Transantiago S.A.”, a banking support company, during its development period.
(*)	These balances are presented net of the deferred taxes originated from adjustments to the market value of the permanent investment portfolio.

The accompanying notes 1 to 30 are an integral part of these consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2005)

1. Summary of Significant Accounting Policies

(a) Basis of presentation

Banco de Chile (“Banco de Chile” or the “Bank”) is a corporation organized under the laws of the Republic of Chile, which is regulated by the Chilean Superintendencia de Bancos e Instituciones Financieras (the “Superintendency of Banks and Financial Institutions”). Since 2001, Banco de Chile has been regulated by the United States Securities and Exchange Commission (“SEC”), as Banco de Chile is listed on the New York Stock Exchange (“NYSE”) through its American Depository Receipt (“ADR”) program, which is also listed on the London Stock Exchange. Banco de Chile’s shares are also listed on the Latinamerican securities market of the Madrid Stock Exchange (“LATIBEX”).

Banco de Chile offers a broad range of banking services to customers ranging from individuals to large corporations. The services are managed in the following segments for internal reporting purposes: wholesale, retail market, international banking and treasury. Banco de Chile’s subsidiaries provide other services including securities brokerage, mutual fund management, factoring, securitization activities, insurance brokerage and financial advisory services.

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

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. In certain cases generally accepted accounting principles require that assets or liabilities be recorded or disclosed at their fair values. The fair value is the amount at which an asset could be bought or sold or in the case of a liability could be incurred or settled in a current transaction between willing parties, other than in a forced or liquidation sale. Where quoted markets are not available, Banco de Chile has estimated such values based on the best information available, including using modeling and other valuation techniques.

The consolidated financial statements include the financial position and results of operations of Banco de Chile and its majority-owned subsidiaries. All significant intercompany transactions and balances have been eliminated in the consolidation. The majority-owned subsidiaries of Banco de Chile as of December 31, 2004 and 2005 are as follows:

	Interest Owned %
Subsidiary	Direct	2004 Indirect	Total	Direct	2005 Indirect	Total
Banchile Trade Services Limited	100.00	—	100.00	100.00	—	100.00
Banchile Administradora General de Fondos S.A.	99.98	0.02	100.00	99.98	0.02	100.00
Banchile Asesoría Financiera S.A.	99.94	—	99.94	99.94	—	99.94
Banchile Corredores de Seguros Ltda.	99.75	0.25	100.00	99.75	0.25	100.00
Banchile Corredores de Bolsa S.A.	99.68	0.32	100.00	99.68	0.32	100.00
Banchile Factoring S.A.	99.52	0.48	100.00	99.52	0.48	100.00
Banchile Securitizadora S.A.	99.00	1.00	100.00	99.00	1.00	100.00
Socofin S.A.	99.00	1.00	100.00	99.00	1.00	100.00
Promarket S.A.	99.00	1.00	100.00	99.00	1.00	100.00

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2005)

1. Summary of Significant Accounting Policies (continued)

(b) Price-level restatement

The consolidated financial statements are prepared on the basis of general price-level accounting in order to reflect the effect of changes in the purchasing power of the Chilean peso for Banco de Chile and its Chilean subsidiaries during each year. At the end of each reporting period, the consolidated financial statements are stated in terms of the general purchasing power of the Chilean peso using changes in the Chilean consumer price index (“CPI”) as determined by the Chilean National Institute of Statistics as follows:

•	Non-monetary assets, liabilities, and Shareholders’ equity accounts are restated in terms of year-end purchasing power using the “prior month rule”, as described below.

•	Consistent with general banking practices in Chile, no specific purchasing power adjustments are made to the income statement accounts.

•	Monetary items are not restated, as such items are, by their nature, stated in terms of current purchasing power in the consolidated financial statements.

•	The price-level restatement debit or credit in the income statement represents the monetary loss or gain in purchasing power from holding monetary assets and liabilities exposed to the effects of inflation.

•	For comparative purposes, the consolidated financial statements for periods through December 31, 2004 have been restated in Chilean pesos of general purchasing power as of December 31, 2005 (“constant pesos”), to reflect changes in the CPI from the financial statement dates to December 31, 2005. This updating does not change the prior year’s financial statements or information in any way except to update the amounts therein to constant pesos of similar purchasing power. Amounts previously presented in constant Chilean pesos as of each balance sheet date have been adjusted by the percentage changes in the Chilean CPI to December 31, 2005, as follows:

Year	Change in Index
2003	2.5%
2004	3.6%

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

The values of the CPI used for price-level restatement purposes are as follows:

Year	Index (*)	Change in Index
2003	114.44	1.0
2004	117.28	2.5
2005	121.53	3.6

*	Index as of November 30, of each year under prior month rule described above.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2005)

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

The net charge to income for price-level restatement is comprised of the following restatements of non-monetary assets and liabilities. These figures are expressed in constant Chilean pesos of December 31, 2005.

	Year ended December 31,
	2003	2004	2005
	MCh$	MCh$	MCh$
Shareholders’ equity	(6,179)	(12,419)	(18,327)
Bank premises and equipment	1,310	3,128	4,673
Investment in other companies	395	1,073	2,188
Other, net	188	483	16

Net loss from price-level restatement	(4,286)	(7,735)	(11,450)

(c) Index-linked assets and liabilities

Certain of Banco de Chile’s interest-bearing assets and liabilities are denominated in index-linked units of account.

The principal index-linked unit used in Chile is the Unidad de Fomento (“UF”), a unit of account, which changes daily to reflect changes in the CPI. The carrying amounts of such assets and liabilities change with the respective changes in the UF and serve to offset the monetary gains or losses from holding such assets and liabilities. As Banco de Chile’s UF-denominated assets exceed its UF-denominated liabilities, any increase in the Chilean CPI results in a net gain on indexation. Values for the UF are as follows (historical Chilean pesos per UF).

December 31,	Ch$
2003	16,920.00
2004	17,317.05
2005	17,974.81

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

Banco de Chile suspends the accrual of interest and readjustments on loans when there is a high risk of unrecoverability or from the first day in which they become overdue. Accrued interest up to the suspension date remains on Banco de Chile’s assets and is considered a part of the loan balance when determining the allowance for loan losses. Payments received on past due loans are recognized as income, after reducing the balance of accrued interest, if applicable.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2005)

1. Summary of Significant Accounting Policies (continued)

(e) Foreign currency and derivative activities

Banco de Chile and its subsidiaries protect themselves against variations in the foreign exchange market by using forward contracts, currency futures contracts, currency swaps and interest rates swaps. These activities include hedging and treasury operations and help Banco de Chile and its subsidiaries provide financial products to their clients.

Forward contracts are valued at the exchange rate prevailing as of the close of each month and, in accordance with regulations of the Superintendency of Banks and Financial Institutions, the initial differences produced by this type of operation are recognized as deferred assets or liabilities and are amortized over the term of the respective contract. In addition to the aforementioned forward contracts, Banco de Chile and its subsidiaries have currency futures contracts. Above mentioned contracts are valued at the observed exchange rate and resulting gains or losses are charged to income on an accrual basis in the line item “Foreign exchange transactions, net”.

Banco de Chile’s interest rate swap agreements are treated as off-balance-sheet financial instruments . The interest rate and currency swap contracts are valued at the close of each month in accordance with the agreed-upon interest and currency exchange rates, recording the differences as a credit or charge to income in the line item “Foreign exchange transactions, net”. Additionally, Banco de Chile and its subsidiaries records, in the line item “Gains or Loss from trading activities”, the adjustment to market value of the swap contract portfolio that is used to hedge interest rate and foreign currency risks.

The amount of net gains and losses on foreign exchange includes the recognition of the effects that variations in the exchange rates have on assets and liabilities denominated in foreign currencies and their gains or losses on foreign exchange spot and derivative instruments undertaken by Banco de Chile. The results of such foreign exchange transactions undertaken by Banco de Chile and its subsidiaries are included in the line item “Foreign exchange transactions, net”.

(f) Financial investments

Financial investments traded on a secondary market are shown adjusted to market value, following specific instructions from the Superintendency of Banks and Financial Institutions. These instructions require that such adjustments be recognized against income, except in the case of the investment portfolio classified as permanent which should be recorded directly in the equity account, “Change in unrealized gains (losses) on permanent financial investments”.

The application of this adjustment generated a net unrealized losses of MCh$ 10,860, MCh$ 743 and MCh$ 3,251, in 2003, 2004 and 2005 respectively, which was included in operating income under “Gains from trading activities”. The adjustment of the permanent investment portfolio was a net debit of MCh$ 3,305, MCh$ 244 and MCh$ 89, in 2003, 2004 and 2005, respectively, which is disclosed in equity net of taxes.

Banco de Chile and its subsidiaries enter into security repurchase agreements as a form of borrowing. Banco de Chile’s investments that are sold subject to a repurchase obligation and that serve as collateral for borrowings are reclassified as “Investment collateral under agreements to repurchase”. The liability to repurchase the investment is classified as “Investments sold under agreements to repurchase”, which is valued in accordance with the agreed-upon interest rate.

Banco de Chile and its subsidiaries also enter into resale agreements as a form of investment. Under these agreements Banco de Chile and its subsidiaries purchases securities, which are included as assets under the caption “Investments purchased under agreements to resell”, which are valued in accordance with the agreed-upon interest rate.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2005)

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

Property, plant and equipment	Estimated Useful Life
Land and buildings	5-80
Furniture and fixtures	3-10
Machinery and equipment	2-10
Vehicles	5
Other equipment	6-8

(h) Leasing contracts

Banco de Chile leases certain property that meets the criteria for direct financing leases. At the time of entering into a direct financing lease transaction, Banco de Chile records the aggregate of the minimum lease payment receivable less unearned income. Generally, the lessee acquires the leased asset by remitting all lease payments due. There are no significant residual values assumed by Banco de Chile. Unearned income represents the excess of the minimum lease payments receivable plus any estimated residual value over the cost of the property acquired.

Unearned income is recognized in such a manner as to produce a constant periodic rate of return on the net investment in the direct financing lease. The net investment in financing leases is classified as “leasing contracts” in the accompanying consolidated balance sheets.

(i) Factoring transactions

Banco de Chile and its subsidiary Banchile Factoring S.A. carry out factoring transactions, by means of which they receive invoices and other commercial instruments representative of credit, with or without recourse, and they advance to the assignor a percentage of the total amounts to be collected from the original debtor.

The caption “Other outstanding loans” includes MCh$ 310,479 (MCh$ 204,470 in 2004), corresponding to the amount advanced to the assigner plus accrued interest net of payments received.

(j) Investments in other companies

Shares or rights in other companies that are integral to the operations of Banco de Chile and where Banco de Chile holds a less than majority interest but has significant influence over the operating activities of the invested are accounted for under the equity method. Other minority investments are carried at cost restated for price-level changes.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2005)

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

As of December 31, 2005, intangible assets amount to MCh$14,292 (MCh$11,485 in 2004), corresponding to investments in software and MCh$5 (MCh$ 2 in 2004) corresponding to payments for licenses to use trademarks.

(l) Allowance for loan losses

The loans granted and acquired by Banco de Chile and its subsidiaries are initially recorded at cost (i.e. the original amount loaned). After this initial recording, the loans are valued at their amortized cost and disclosed net of allowances for loan losses.

In accordance with regulations of the Superintendency of Banks and Financial Institutions, Banco de Chile, its subsidiaries and foreign branches utilize models and methods, based on an individual and group analysis of the debtors, to constitute the allowances for loan losses.

•	Allowances for individual evaluations

An individual analysis of debtors is applied to individuals or companies with whom, due to size, complexity or level of exposure with the entity, Banco de Chile must be completely familiar. Likewise, it requires assigning a risk category to each debtor and its respective loans. This risk category should consider the following factors: industry or sector, partners, management and administration, financial situation, behavior and payment capacity.

One of the following categories must be assigned to each debtor and its loans after the analysis has been finalized:

i.	Categories A1, A2 and A3 correspond to debtors without significant risks, whose payment capacity will continue to be positive even if unfavorable business, economic or financial situations should arise.

ii.	Category B corresponds to debtors that present some risk, but that do not show any sign of impairment. However, these debtors might stop paying some of its obligations in the fact of foreseeable, adverse business, economic or financial situations.

iii.	Categories C1, C2, C3, C4, D1 and D2 correspond to debtors with insufficient payment capacity.

In order to determine allowances for loan losses classified as A1, A2, A3 and B, Banco de Chile uses percentages approved by its Board of Directors. Allowance for debtors classified as C1, C2, C3, C4, D1 and D2 were determined, in conformity with new regulations, as follows:

Category	Range of estimated loss	Allowance
C1	Up to 3%	2%
C2	More than 3% up to 19%	10%
C3	More than 19% up to 29%	25%
C4	More than 29% up to 49%	40%
D1	More than 49% up to 79%	65%
D2	More than 79%	90%

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2005)

1. Summary of Significant Accounting Policies (continued)

(l) Allowance for loan losses (continued)

•	Allowances for group evaluations

The group analysis is used to analyze a large number of operations whose individual amounts are not significant and present similar risk characteristics. For this analysis, Banco de Chile uses models based on attributes of the debtors and their loans, and on the behavior of a group of loans. In the group evaluations, the allowances are always constituted in accordance with the estimated loss using the aforementioned models.

•	Additional allowances

In conformity with regulations of the Superintendency of Banks and Financial Institutions, Banco de Chile has constituted additional allowances for its individually evaluated loan portfolio, taking into consideration the expected impairment of this portfolio. The calculation of this allowance is performed based on Banco de Chile’s historical experience and considering possible future adverse macroeconomic conditions or circumstances that could affect a certain sector, industry, groups of debtors or projects.

•	Charge-offs

Loans are written-off when the collection efforts have been exhausted but not later than the maximum periods prescribed by the Superintendency of Banks, which are as follows:

- 24 months past due (6 months past due for consumer loans) for loans without collateral.

- 36 months past due for loans with collateral.

•	Loan loss recoveries

Cash recoveries on written-off loans including loans that were reacquired from the Central Bank of Chile, recorded in memorandum accounts (see Note 19), are recorded directly to income, as a reduction of the “Provision for loan losses” item.

Previous Guidelines

•	Global loan loss allowance

Prior to 2004, the global loan loss allowance was calculated by multiplying Banco de Chile’s outstanding loans by the greater of its “risk index” or 0.75%. Banco de Chile’s risk index calculation was based upon a classification of a portion of its customers’ outstanding loans into five categories based upon risk of loss for commercial loans and overdue status for consumer and residential mortgage loans. The classifications for risk index calculation purposes must have included the largest commercial loans and represent at least 75% of the commercial loan portfolio, and 100% of consumer and residential mortgage loans. Commercial and consumer loans are classified based on risk in categories denominated A, B, B -, C or D, while residential mortgage loans are classified only as A, B or B-. The total exposure of Banco de Chile to each of its customers and the classification of such customer’s loans are continuously reviewed by the commercial officers of Banco de Chile and by the risk control division. The allowances required for each category of loans, which were established by the Chilean Superintendency of Banks, were as follows:

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2005)

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

Prior to 2004, Banco de Chile made a provision for voluntary allowances in addition to those required by the rules of the Superintendency of Banks. Such voluntary reserves were established to cover additional risks inherent in the portfolio.

(m) Income taxes

Effects of deferred income taxes are recorded in conformity with Technical Bulletin No. 60 and its related amendments, issued by the Chilean Association of Accountants (see Note 21).

The income tax provision is determined based on current Chilean tax legislation.

(n) Consolidated statements of cash flows

For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks. For the years ended December 31, 2003, 2004 and 2005 the consolidated statement of cash flows has been prepared in accordance with Technical Bulletin No.65 of the Chilean Association of Accountants.

(o) Staff severance indemnities

Banco de Chile has recorded a liability for long-term severance indemnities in accordance with employment contracts it has with certain employees. The liability, which is payable to specified retiring employees with more than 30 years of service, is recorded at the present value of the accrued benefits, which are calculated by applying a real discount rate to the benefit accrued as of year-end over the estimated average remaining service period. For the years ended December 31, 2003, 2004 and 2005, the obligation has been discounted using the real interest rate of 7%, 7% and 6% per annum.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2005)

1. Summary of Significant Accounting Policies (continued)

(p) Fees and expenses related to loans and services

Loan origination fees and expenses are considered to be adjustments to loan yield and are deferred and amortized as interest income over the term of the loan. Fees and expenses related to other financial products, including contingent loans, are generally deferred and recognized as income over the term of the products to which they relate. Fees related to financial advisory and other services are recognized on an accrual basis at the time services are provided.

(q) Convenience translation to U.S. dollars

Banco de Chile maintains its accounting records and prepares its consolidated financial statements in Chilean pesos. The U.S. dollar amounts disclosed in the accompanying financial statements are presented solely for the convenience of the reader at the observed exchange rate for December 31, 2005 of Ch$ 514.21 per US$1.00. This translation should not be construed as representing that the Chilean peso amounts actually represent or have been, or could be, converted into U.S. dollars at such a rate or, any other rate.

(r) Translation of financial statements of Banco de Chile’s foreign branches and subsidiaries

Banco de Chile translates the accounting records of its branches in New York and Miami, USA and its subsidiary Banchile Trade Services Limited, Hong Kong to Chilean pesos from US dollars in accordance with guidelines established by the Superintendency of Banks and Financial Institutions that are consistent with Technical Bulletin No. 64, “Accounting for investments abroad”, issued by the Chilean Association of Accountants. All income statement and balance sheet amounts are translated into Chilean pesos as of the exchange rate in effect as of the applicable balance sheet date. Under this standard the foreign investment recorded in the parent company’s books is price-level restated, the effects of which are reflected in income, while any foreign exchange gains or losses between the Chilean peso and the US dollar, net of the effects of Chilean inflation, is recorded in shareholders’ equity in the account “Other equity accounts”.

(s) Reclassifications

Certain minor reclassifications have been made to balances in the 2003 and 2004 financial statements in order to conform to the 2005 presentation.

(t) Assets received in lieu of payment

Assets received in lieu of payment are recorded at restated cost less regulatory charge-offs and presented net of a portfolio valuation allowance. The Superintendency of Banks and Financial Institutions requires regulatory charge-offs if the asset is not sold within one year of foreclosure.

2. Changes in Accounting Principles

During 2005, there have not been accounting changes that may significantly affect these consolidated financial statements.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2005)

3. Cash and Due from Banks

Included in cash and due from banks are amounts maintained by Banco de Chile with various foreign and local banks, including the Chilean Central Bank (“Central Bank”).

In accordance with guidelines established by the Superintendency of Banks, Banco de Chile must maintain certain non-interest bearing balances in its account with the Central Bank. The required balances are based upon specified financial criteria, including the level of Banco de Chile’s deposits, the amounts of its foreign borrowings and its average liabilities. These restricted cash amounts totaled MCh$ 189,258 and MCh$ 203,456 as of December 31, 2004 and 2005, respectively.

4. Financial Investments

A summary of financial investments is as follows:

	As of December 31,		Weighted Average Nominal Rate as of December 31, 2005%
	2004	2005
	MCh$	MCh$
Central Bank and Government Securities
Central Bank debt securities	936,268	592,531	3.34
Chilean government securities	10,280	19,007	5.66
Investments purchased under agreements to resell	27,257	46,695	4.32
Investment collateral under agreements to repurchase	176,101	90,011	4.34

Subtotal	1,149,906	748,244	3.58

Corporate Securities and Other Financial Investments
Investments in Chilean financial institutions	44,758	74,189	4.21
Foreign government notes	29,317	37,357	2.97
Investments in foreign countries	142,231	315,578	4.21
Other financial investments	115,344	120,432	6.23
Investments collateral under agreements to repurchase	183,580	154,209	5.55

Subtotal	515,230	701,765	4.79

Total	1,665,136	1,450,009	4.16

Financial investments are classified at the time of the purchase, based on management’s intentions, as either trading or permanent. The related amounts are as follows:

	As of December 31,
	2004	2005
	MCh$	MCh$
Permanent(*)	45,723	38,952
Trading	1,619,413	1,411,057

Total	1,665,136	1,450,009

(*)	Includes non-transferable financial instruments of MCh$17,365 and MCh$15,363 as of December 31, 2004 and 2005, respectively.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2005)

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

Mortgage loans are inflation indexed, fixed rate, long-term loans with monthly payments of principal and interest collateralized by a real state mortgage. These loans are financed through the issuance of mortgage finance bonds. At the time of its issuance the amount of a mortgage loan cannot be more than 75% of the value of the property.

Foreign trade loans are variable or fixed rate, short-term loans granted in foreign currencies (mainly U.S. dollars) to finance imports and exports.

Interbank loans are fixed rate, short-term loans to financial institutions that operate in Chile.

Leasing contracts are agreements for financing leases of capital equipment and other property.

Other outstanding loans principally include bills of exchange, other mortgage loans, which are financed by Banco de Chile’s general borrowings and factoring.

Past due loans represent loans or shares of loans that are overdue as to any payment of principal or interest by 90 days or more.

Contingent loans consist of open and unused letters of credit together with guarantees granted by Banco de Chile in Ch$, UF and foreign currencies (mainly U.S. dollars).

The following table summarizes the most significant loan concentrations expressed as a percentage of total loans, excluding contingent loans and before allowance for loan losses:

	As of December 31,
	2004	2005
	%	%
Financial Services	19.93	19.22
Residential mortgage loans	20.09	17.99
Manufacturing	10.19	8.90
Commerce	11.82	9.75
Agriculture, livestock, forestry, agribusiness, fishing	7.85	5.48
Consumer loans	13.81	11.63

Substantial portions of Banco de Chile’s loans are to borrowers doing business in Chile.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2005)

6. Leasing Contracts

Banco de Chile’s scheduled cash flows to be received from leasing contracts have the following maturities as of December 31, 2005:

	As of December 31, 2005
Maturity	Total Receivable	Unearned Income	Net lease Receivable
	MCh$	MCh$	MCh$
Due within one year	147,793	(21,446)	126,347
Due after 1 year but within 2 years	111,951	(15,844)	96,107
Due after 2 years but within 3 years	79,854	(11,439)	68,415
Due after 3 years but within 4 years	58,085	(8,293)	49,792
Due after 4 years but within 5 years	36,540	(6,033)	30,507
Due after 5 years	97,245	(13,608)	83,637

Total leasing contracts	531,468	(76,663)	454,805

Leased assets consist principally of real estate, industrial machinery, vehicle, and computer equipment. The allowance for uncollectible lease receivable was MCh$ 5,856 as of December 31, 2005 (MCh$ 6,072 as of December 31, 2004), which forms part of the allowance for loan losses.

7. Allowance for Loan Losses

The changes in the allowance for loan losses for the periods indicated are as follows:

	2003	2004	2005
	MCh$	MCh$	MCh$
Balance as of January 1,	231,731	190,559	159,318
Price-level restatement (1)	(2,920)	(4,773)	(5,684)
Charge-offs	(102,082)	(102,626)	(67,343)
Provisions established	65,375	77,771	56,606
Provisions released	(1,545)	(1,613)	(1,592)

Balance as of December 31,	190,559	159,318	141,305

(1)	Reflects the effect of both inflation and exchange rate changes of foreign branches and Banco de Chile’s subsidiary on the allowance for loan losses at the beginning of each period, adjusted to constant pesos of December 31, 2005.

The provisions for loan losses included in the results of operations for the periods indicated is as follows:

	Years ended December 31,
	2003	2004	2005
	MCh$	MCh$	MCh$
Provisions established	65,375	77,771	56,606
Provisions released	(1,545)	(1,613)	(1,592)
Loan loss recoveries	(26,963)	(34,950)	(32,986)

Net charges to income	36,867	41,208	22,028

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2005)

8. Bank Premises and Equipment, net

The major categories of Bank premises and equipment net of accumulated depreciation are as follows:

	As of December 31,
	2004	2005
	MCh$	MCh$
Land and buildings	95,458	95,611
Machinery and equipment	33,095	38,559
Furniture and fixtures	5,539	5,186
Vehicles	841	835
Others	2,513	2,259

Bank premises and equipment, net	137,446	142,450

In accordance with rules of the Superintendency of Banks, Bank premises and equipment are presented net of accumulated depreciation.

9. Investments in other companies

As of December 31, 2003, 2004 and 2005, investments in other companies and Banco de Chile’s participation in those companies’ results of operations for each of the periods indicated, consist of the following:

	As of and for the years ended December 31,
	2003		2004		2005		Ownership Interest 2005
	Investment	Income (Loss)	Investment	Income (Loss)	Investment	Income (Loss)
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	%
Administrador Financiero de Transantiago S.A.(1)	—	—	—	—	1,270	70	20.00
Servipag Ltda.	861	93	1,019	158	1,231	211	50.00
Soc. Operadora de Tarjetas de Crédito Nexus S.A.	1,047	151	1,104	178	1,144	182	25.81
Redbanc S.A.	1,084	309	916	143	912	139	25.42
Transbank S.A.	898	137	896	137	896	138	17.44
Bolsa de Comercio de Santiago (Stock Exchange)	579	93	578	94	585	103	4.17
Soc. Operadora Cámara Compensación de Pagos de Alto Valor S.A. (2)	—	—	286	(18)	281	(6)	11.66
Centro de Compensación Automatizado S.A. (CCA S.A.)	211	47	196	32	213	34	33.33
Sociedad Interbancaria de Depósito de Valores S.A.	253	38	225	35	182	34	17.60
Bolsa de Valores de Chile (Stock Exchange)	132	1	135	3	141	7	5.00
Artikos Chile S.A (3).	215	(2,120)	45	(171)	118	(183)	50.00
Empresa de Tarjetas Inteligentes S.A.(4)	121	(46)	—	(139)	—	(48)	—

Total investments in other companies accounted for under the equity method	5,401	(1,297)	5,400	452	6,973	681
Other investments carried at cost	223	1	207	—	187	—

Total investments in other companies	5,624	(1,296)	5,607	452	7,160	681

(1)	On June 8, 2005, as agreed by the Board of Directors of Banco de Chile at meeting No. 2,599, held on May 12, 2005, Banco de Chile subscribed and paid 200,000 shares, for a value of MCh$1,352 (in historical pesos), for this company’s capital, for the formation of an Banking Support Company to the line of business called “Administrador Financiero de Transantiago S.A.”.
(2)	On September 23, 2004, a banking support company, “Sociedad Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A.”, was formed. This company’s objective is to provide check clearing services among its members. Banco de Chile subscribed and fully paid MCh$292 (in historical pesos) for this company’s capital, which gives it a participation of 18.16%. As December 31, 2005 Banco de Chile’s participation decreased to 11.66% as result of payment of shares subscribed by other that were not paid as of December 31, 2004.
(3)	On June 2, 2005, as agreed by the Board of Directors of Banco de Chile at meeting No. 2,599, held on May 12, 2005, Banco de Chile subscribed and paid MCh$250 (in historical pesos) for a capital increase at “Artikos Chile S.A.”.

On May 19, 2003, the Extraordinary General Shareholders’ meeting of Artikos S.A. agreed to increase Artikos S.A.’s capital issuing 10,000 shares. On June 2, 2003, Banco de Chile subscribed and paid for 5,000 shares for a value of MCh$ 2,339 (in historical pesos).

(4)	On March 28, 2005, the Extraordinary Shareholders’ Meeting of “Empresa de Tarjetas Inteligentes S.A.” agreed to dissolve the company.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2005)

10. Other Assets and Other Liabilities

(a) Other assets

	As of December 31,
	2004	2005
	MCh$	MCh$
Amounts receivable under spot foreign exchange transaction	52,300	127,763
Credit card charges in process	53,840	66,853
Deferred income tax assets	67,080	62,942
Assets for leasing	27,809	22,104
Software investment and trademark licenses	11,487	14,297
Accounts receivable	7,820	11,467
Deferred sales commissions	5,441	9,270
VAT fiscal credit	3,665	5,670
Balances with domestic branches	4,324	4,584
Deferred asset on bonds issuances	8,371	4,178
Transactions in process	7,033	2,266
Accounts receivable for financial investments sold	—	1,993
Recoverable taxes	1,436	1,793
Deferred asset related to mortgage finance bonds issued by Banco de Chile	2,230	1,762
Deferred expenses	2,142	1,680
Accounts receivable for assets received in lieu of payment sold	3,020	1,305
Materials and supplies	492	624
Other	12,871	18,214

Total other assets	271,361	358,765

(b) Other liabilities

	As of December 31,
	2004	2005
	MCh$	MCh$
Amounts payable under spot foreign exchange transaction	53,908	99,080
Accounts payable	130,048	84,743
Derivative instruments, net	46,186	60,017
Deferred tax liabilities	19,579	21,883
Temporary bank overdrafts	—	19,573
Accrued staff vacation expense	10,180	10,704
Accrued severance staff indemnities	7,908	6,788
Leasing deferred gains	4,823	6,676
VAT fiscal debit	3,320	4,235
Deferred liability on bonds issuances	8,371	4,178
Commissions deferred	4,327	4,110
Administration and credit card contract provision	3,342	3,739
Allowance of income taxes	8,296	2,568
Transactions in process	1,389	2,078
Legal contingencies provision	959	861
Other	2,186	4,480

Total other liabilities	304,822	335,713

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2005)

10. Other Assets and Other Liabilities (continued)

(c) Contingent Liabilities

Contingent liabilities consist of open and unused letters of credit, together with guarantees granted by Banco de Chile in Chilean pesos, UF and foreign currencies (principally U.S. dollars). The liability represents Banco de Chile’s obligations under such agreements. Banco de Chile’s rights under these agreements are recognized as assets on Banco de Chile’s balance sheets under the caption “Contingent loans”. (See note 5).

11. Other Interest Bearing Liabilities

Banco de Chile’s long-term and short-term borrowings are summarized below. In accordance with the guidelines established by the Superintendency of Banks, Banco de Chile does not present a classified balance sheet. Borrowings are described as short-term when they have original maturities of less than one year or are due on demand. All other borrowings are described as long-term, including the amounts due within one year on such borrowings.

	As of December 31, 2004			As of December 31, 2005
	Long-term	Short-term	Total	Long-term	Short-term	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Central Bank Credit lines for renegotiation of loans	1,999	—	1,999	1,407	—	1,407
Other Central Bank borrowings	—	111,518	111,518	—	—	—
Mortgage finance bonds	817,288	—	817,288	556,504	—	556,504
Bonds	188,050	—	188,050	324,704	—	324,704
Subordinated bonds	275,891	—	275,891	305,284	—	305,284
Borrowings from domestic financial institutions	—	27,349	27,349	—	90,160	90,160
Foreign borrowings	263,986	353,002	616,988	647,510	13,983	661,493
Investments under agreements to repurchase	—	361,653	361,653	—	270,750	270,750
Other obligations	11,488	34,973	46,461	1,338	32,405	33,743

Total other interest bearing liabilities	1,558,702	888,495	2,447,197	1,836,747	407,298	2,244,045

(a) Central Bank borrowings

Central Bank borrowings include credit lines for the renegotiation of loans and other Central Bank borrowings. Credit lines were provided by the Central Bank for the renegotiation of mortgage loans due to the need to refinance debts as a result of the economic recession and crisis of the Chilean banking system from 1982 to 1985. The credit lines for the renegotiations of mortgage loans are linked to the UF index and carry a real annual interest rate of 3.19%. The maturities of the outstanding amounts are as follows:

As of December 31, 2005
MCh$
Due within 1 year	1,407
Due after 1 year but within 2 years	—
Due after 2 years but within 3 years	—
Due after 3 years but within 4 years	—
Due after 4 years but within 5 years	—
Due after 5 years	—

Total long-term (Credit lines for renegotiation of loans)	1,407
Total short-term (Other Central Bank borrowings)	—

Total Central Bank borrowings	1,407

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2005)

11. Other Interest Bearing Liabilities (continued)

(b) Mortgage finance bonds

These bonds are used to finance the granting of mortgage loans. The outstanding principal amounts of the bonds are amortized on a quarterly basis. The range of maturities of these bonds is between five and twenty years. The bonds are linked to the UF index and carry a weighted average annual rate of interest of 4.07% as of December 31, 2005.

The maturities of outstanding mortgage bond amounts as of December 31, 2005 are as follows:

As of December 31, 2005
MCh$
Due within 1 year	72,128
Due after 1 year but within 2 years	55,128
Due after 2 years but within 3 years	53,566
Due after 3 years but within 4 years	52,419
Due after 4 years but within 5 years	51,023
Due after 5 years	272,240

Total mortgage finance bonds	556,504

(c) Bonds

The maturities of outstanding bond amounts as of December 31, 2005 are as follows:

As of December 31, 2005
MCh$
Due within 1 year	66,991
Due after 1 year but within 2 years	66,576
Due after 2 years but within 3 years	65,988
Due after 3 years but within 4 years	65,988
Due after 4 years but within 5 years	18,138
Due after 5 years	41,023

Total bonds	324,704

Bonds are linked to the UF Index and carried an average real annual interest rate of 3.20% as of December 31, 2005, with interest and principal payments due semi-annually. The bonds were originally intended to finance loans that had a maturity of greater than one year.

(d) Subordinated bonds

In 2002 Banco de Chile issued Bonds totaling UF 1,580,000 (known as “6.5% Bonds”) at a discount of UF 98,670. The 6.5% Bonds are linked to the UF index with interest and principal payments due semi-annually. The discount on the issuance of the “6.5% Bonds” is amortized over the life of the bond on a straight line method. As of December 31, 2005, the effective real interest rate is 6.60%, taking into consideration the discount on issuance.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2005)

11. Other Interest Bearing Liabilities (continued)

(d) Subordinated bonds (continued)

The 6.5% Bonds are intended for the financing of loans having a maturity of greater than one year. As of December 31, 2005 the outstanding maturities of these bonds, which are considered long-term, are as follows:

As of December 31, 2005
MCh$
Due within 1 year	31,191
Due after 1 year but within 2 years	24,374
Due after 2 years but within 3 years	24,374
Due after 3 years but within 4 years	24,374
Due after 4 years but within 5 years	24,374
Due after 5 years	176,597

Total subordinated bonds	305,284

Subordinated bonds are considered in the calculation of “effective equity” for the purpose of determining Banco de Chile’s minimum regulatory capital requirements (See Note 14).

(e) Borrowings from domestic financial institutions

Borrowings from domestic financial institutions are used to fund Banco de Chile’s general activities, carry a weighted average annual real interest rate of 4.75% and have the following outstanding maturities as of December 31, 2005.

As of December 31, 2005
MCh$
Due within 1 year	—
Due after 1 year but within 2 years	—
Due after 2 years but within 3 years	—
Due after 3 years but within 4 years	—
Due after 4 years but within 5 years	—
Due after 5 years	—

Total long-term	—
Total short-term	90,160

Total borrowings from domestic financial institutions	90,160

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2005)

11. Other Interest Bearing Liabilities (continued)

(f) Foreign borrowings

Banco de Chile has short-term and long-term borrowings from foreign banks. The outstanding maturities of these borrowings as of December 31, 2005 are as follows:

	As of December 31, 2005
	Syndicated Loan	Other Foreign Borrowings	Total
	MCh$	MCh$	MCh$
Due within 1 year	629	450,149	450,778
Due after 1 year but within 2 years	—	93,243	93,243
Due after 2 years but within 3 years	—	—	—
Due after 3 years but within 4 years	77,132	26,357	103,489
Due after 4 years but within 5 years	—	—	—
Due after 5 years	—	—	—

Total long-term	77,761	569,749	647,510
Total short-term	—	13,983	13,983

Total foreign borrowings	77,761	583,732	661,493

Each of these loans is denominated in foreign currency and is principally used to fund our foreign trade loans and carry an average annual nominal interest rate of 1.40% as of December 31, 2005. The syndicated loan’s interest rate is composed of a three month U.S.D. LIBO rate, plus 0.23%.

(g) Other obligations

	As of December 31,
	2004	2005
	MCh$	MCh$
Other long-term obligations:
Obligations with Chilean government	11,488	1,338

Total other long-term obligations	11,488	1,338
Other short-term obligations	34,973	32,405

Total other obligations	46,461	33,743

As of December 31, 2005, other obligations had the following maturities:

As of December 31, 2005
MCh$
Due within 1 year	1,338
Due after 1 year but within 2 years	—
Due after 2 years but within 3 years	—
Due after 3 years but within 4 years	—
Due after 4 years but within 5 years	—
Due after 5 years	—

Total long-term	1,338
Total short-term	32,405

Total other obligations	33,743

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2005)

12. Obligations Arising From Lease Commitments

Banco de Chile leases certain premises under operating leases. The following table shows the future minimum payments under the terms of the lease commitments, expressed in constant Chilean pesos as of December 31, 2005.

As of December 31, 2005
MCh$
Due within 1 year	5,720
Due after 1 year but within 2 years	5,127
Due after 2 years but within 3 years	4,201
Due after 3 years but within 4 years	3,226
Due after 4 years but within 5 years	2,534
Due after 5 years	3,077

Total obligations arising from lease commitments	23,885

The rental expense on the premises was MCh$ 7,430, MCh$ 7,335 and MCh$ 8,354 for the years ended December 31, 2003, 2004 and 2005, respectively, and is included in the Consolidated Statements of Income under “Administrative and other expenses”.

13. Derivative Financial Instruments

(a) Derivative activities

Banco de Chile takes positions in the foreign exchange market by the use of forward exchange contracts and spot exchange contracts. These activities constitute treasury business and help Banco de Chile to provide customers with capital markets products. Other derivative transactions include primarily interest rate swaps (paid fixed-received floating) and interest rate lock.

(b) Market risk and risk management activities

All derivative instruments are subject to market risk. This is defined as the risk that future changes in market conditions may make an investment more or less valuable. Banco de Chile manages exposure to market risk in accordance with risk limits set by senior management by buying or selling instruments or entering into off-setting positions.

Banco de Chile is exposed to credit related losses in the event of non-performance by counterparties to these financial instruments, which such risk is monitored on an ongoing basis. In order to manage the level of credit risk, Banco de Chile enters into transactions with counterparties whom it believes have a good credit standing and, when appropriate, obtains collateral.

The Central Bank requires that foreign exchange forward contracts be made only in U.S. dollars and other major foreign currencies. In the case of Banco de Chile, most forward contracts are made in U.S. dollars against the Chilean peso or the UF. Occasionally, forward contracts are also made in other currencies, but only when Banco de Chile acts as an intermediary. Unrealized gains, losses, premiums and discounts arising from foreign exchange forward contracts are shown on a net basis under “Other assets” and “Other liabilities”. (See note 10).

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2005)

13. Derivative Financial Instruments (continued)

(b) Market risk and risk management activities (continued)

The notional amounts of these contracts as of December 31, 2004 and 2005 are as follows:

			Contract Amounts
	Number of operations		Less than 3 months		Over 3 months
Description of transaction	2004	2005	2004	2005	2004	2005
			ThUS$	ThUS$	ThUS$	ThUS$
Local Market:
- Foreign currency forward purchase contracts with Chilean currency	850	900	599,971	799,778	1,906,977	2,075,208
- Foreign currency forward sale contracts with Chilean currency	1,214	1,455	555,310	781,731	1,494,802	1,216,808
- Foreign currency forward contracts	24	32	18,588	11,584	3,551	6,596
- Interest rate swaps	—	3	—	—	—	24,888

Foreign Markets:
- Foreign currency future contracts with Chilean currency	18	18	55,500	61,000	72,085	160,000
- Foreign currency forward contracts	84	155	46,616	231,529	12,953	848,592
- Foreign currency futures sold	171	139	25,560	19,687	—	—
- Interest rate swaps	89	75	—	20,617	1,048,184	1,221,176

The amounts refer to United States dollar amounts purchased or sold, or the equivalent in United States dollars of the foreign currency purchased or sold or the future amount, or the amount on which interest rate contracts are agreed. The period refers to the contract maturity from the date of the transaction.

(c) Contracts on the value of authorized readjustment systems and on interest rates in Chilean currency

			Contract Amounts
	Number of operations		Less than 3 months		Over 3 months
Description of transaction	2004	2005	2004	2005	2004	2005
			MCh$	MCh$	MCh$	MCh$
UF/pesos forward contracts purchased	68	107	3,588	17,917	245,785	395,288
UF/pesos forward contracts sold	31	82	3,584	53,773	106,559	255,488
Interest rate swaps	30	40	17,940	25,165	131,686	188,067

(d) Options

As of December 31 of each year, the balances for this type of transaction are as follows:

			Contract Amounts
	Number of operations		Less than 3 months		Over 3 months
Description of transaction	2004	2005	2004	2005	2004	2005
			ThUS$	ThUS$	ThUS$	ThUS$
Purchase option	1	1	—	—	6,000	4,400

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2005)

13. Derivative Financial Instruments (continued)

(e) Fair value of traded instruments

The table below sets forth the estimated fair value of derivative financial instruments held or issued by the Bank for trading purposes as of December 31, 2004 and 2005.

	Fair values as of December 31,
	2004	2005
	MCh$	MCh$
Contract to purchase and sell foreign exchange	(18,230)	(40,245)
Interest rate swaps	(21,886)	(18,546)

For those instruments held by the Bank where no quoted market prices are available, fair values have been estimated using modeling and other valuation techniques.

14. Minimum Regulatory Capital Requirements

In accordance with the Chilean Banking Law, Chilean Banks are required to maintain a minimum equity level of UF800,000, equivalent to MCh$ 14,380 as of December 31, 2005. In addition, Chilean Banks are required to maintain a minimum “capital” (capital and reserves) of at least 3% of their total assets net of provisions, and an “effective equity” of not less than 8% of their “risk-weighted assets”. The “effective equity” is defined as “net capital base” plus subordinated bonds, up to 50% of the capital and reserves, plus voluntary provisions of up to 1.25% of their risk-weighted assets. The value of the subordinated bonds that can be considered in the “effective equity” should decrease by 20% per year beginning six years prior to maturity.

Banco the Chile’s actual qualifying “net capital base” and “effective equity” used to support its “risk-weighted assets” as of December 31, 2005, are set forth in the following table:

As of December 31, 2005
MCh$
Basic Capital	594,383
3% of total assets net of provisions	(322,928)

Excess over minimum required equity	271,455

Net capital base as a percentage of the total assets, net of provisions	5.52%

Effective equity	891,213
8% of risk-weighted assets	(634,933)

Excess over minimum required equity	256,280

Effective equity as a percentage of the risk-weighted assets (*)	11.23%

(*)	This ratio has been determined on total assets adjusted by risk on a consolidated basis, as established by Circular No.3,178 dated June 7, 2002, of the Superintendency of Banks.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2005)

15. Shareholders’ Equity

Dividends

Dividends are declared and paid during the year subsequent to that in which the related net income was earned.

Dividends declared and paid in 2003, 2004 and 2005 in constant Chilean pesos of December 31, 2005 are as follows:

	Paid during the year ended December 31,
	2003	2004	2005
	MCh$	MCh$	MCh$
Dividends relating to prior year net income	55,891	135,250	152,623

16. Transactions with Related Parties

In accordance with the rules of the Superintendency of Banks, related parties are defined as individuals or companies who are directors, officers, or shareholders who own more than 1% of Banco de Chile’s shares.

Entities in which a director, officer or shareholder of Banco de Chile holds more than a 5% interest as well as entities that have directors in common with Banco de Chile are also considered to be related parties. In the following tables, trading and manufacturing companies are defined as operating companies, and companies whose purpose is to hold shares in other companies are defined as investment companies.

(a) Loans granted to related parties

Loans to related parties, all of which are current, are as follows:

	As of December 31,
	2003		2004		2005
	Loans	Collateral Pledged	Loans	Collateral Pledged	Loans	Collateral Pledged
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Operating companies	83,876	22,834	114,795	46,634	111,003	48,373
Investment companies	18,848	2,456	17,636	2,427	8,252	124
Individuals (1)	2,421	1,675	3,036	2,724	3,669	3,101

Total	105,145	26,965	135,467	51,785	122,924	51,598

(1)	Includes only debt obligations that are equal to or greater than UF3,000, equivalent to approximately MCh$ 54 as of December 31, 2005.

The activity in the balances of loans to related parties are as follows:

	2004	2005
	MCh$	MCh$
Balance as of January 1,	105,145	135,467
New loans	74,656	51,443
Repayments	(41,770)	(59,279)
Price-level restatement (1)	(2,564)	(4,707)

Balance as of December 31,	135,467	122,924

(1)	Reflects the effect of restatement of beginning balances to constant pesos of December 31, 2005.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2005)

16. Transactions with Related Parties (continued)

(b) Other transactions with related parties

During the years ended December 31, 2003, 2004 and 2005, Banco de Chile incurred the following expenses and income as a result of transactions with related parties equal to or greater than UF 5,000 equivalent to approximately MCh$ 90 as of December 31, 2005.

	Years ended December 31,
	2003		2004		2005
	Expense	Revenue	Expense	Revenue	Expense	Revenue
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Redbanc S.A.	2,584	—	2,908	—	3,465	—
Operadora de Tarjetas de Crédito Nexus S.A.	1,810	—	2,140	—	2,571	—
Empresa Nacional de Telecomunicaciones S.A.	1,966	—	2,372	—	2,242	—
Entel Telefonía Local S.A.	214	—	290	—	782	—
Sonda S.A.	—	—	—	—	598	—
Depósito Central de Valores, Depósitos de Valores S.A.	298	—	269	—	409	—
Banchile Cía de Seguros de Vida S.A.	232	—	251	—	258	—
Plaza Oeste S.A.	—	—	—	—	241	—
Entel PCS Telecomunicaciones S.A.	239	—	226		220	—
Bolsa de Comercio de Santiago Bolsa de Valores	61	—	88	—	207	—
Artikos S.A.	3	—	14	—	119	—
Asociación de Bancos e Instituciones Financieras	113	—	110	—	106	—
Compañía Nacional de Teléfonos Telefónica del Sur S.A.	144	—	260	—	58	—
Línea Aérea Nacional Chile S.A.	—	113	—	112	—	112

Subtotal	7,664	113	8,928	112	11,276	112

Transactions between 1,000 and 5,000 UF:
Services expenses	275	—	191	—	182	—
Rental income.	—	52	—	—	—	—

Subtotal	275	52	191	—	182	—

Total	7,939	165	9,119	112	11,458	112

These expense and revenue items are for services received and rendered by Banco de Chile from and to related parties at market rates. Article 89 of the Chilean Corporations Law requires that Banco de Chile’s transactions with related parties be carried out on a market basis or on terms similar to those prevailing in the market.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2005)

17. Fees and income from services and non-operating income and expenses

Banco de Chile’s fees and income from services and non-operating income and expenses for the years ended December 31, 2003, 2004 and 2005 are summarized as follows:

	Years ended December 31,
	2003		2004		2005
	Income	Expenses	Income	Expenses	Income	Expenses
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Fees and income from services
Mutual funds	15,569	(1,480)	21,182	(1,896)	25,472	(2,286)
Demand deposits and overdrafts	23,000	—	24,902	—	23,150	—
Insurance	11,140	(1,198)	14,925	(178)	20,023	(157)
Stock brokerage	10,526	(650)	13,321	(803)	15,131	(32)
Credit cards	15,595	(6,652)	19,134	(7,123)	20,708	(8,082)
Debit accounts and ATMs	16,243	(7,567)	18,203	(7,395)	19,812	(7,367)
Receipts and payment of services	7,623	(7)	8,258	(10)	9,380	(230)
Collection of over-due loans	9,155	—	8,877	—	8,656	—
Financial advisory services	5,681	—	4,799	—	8,134	—
Credit lines	5,863	—	6,990	—	7,272	—
Letters of credit, guarantees, collaterals and other contingent loans	4,220	—	5,333	—	4,748	—
Income and revenue from assets received in lieu of payment	4,438	(1,861)	5,688	(1,675)	5,072	(1,553)
Foreign trade and currency exchange	3,461	—	3,533	—	3,336	—
Collection services	3,052	—	3,689	—	2,527	—
Prepaid loans	2,091	—	3,436	—	2,352	—
Custody and trust services	967	—	1,449	—	1,762	—
Leasing	1,739	(546)	1,684	(89)	1,590	(307)
Factoring	780	(3)	657	(52)	619	(9)
Sales force expenses	—	(11,536)	—	(11,596)	—	(15,015)
Cobranding expenses	—	(6,314)	—	(3,764)	—	(5,817)
Teller services expenses	—	(3,369)	—	(3,510)	—	(3,960)
Other	4,433	(2,606)	6,645	(3,206)	7,863	(4,999)

Total	145,576	(43,789)	172,705	(41,297)	187,607	(49,814)

Non-operating income and expenses
Gains on sales of assets received in lieu of payment	1,361	—	873	—	4,386	—
Rental income	2,514	—	2,441	—	2,353	—
Recoveries of expenses	552	—	604	—	295	—
Foreign trade income	6	—	151	—	131	—
Income from sale of fixed assets	559	—	308	—	122	—
Dividends received	21	—	58	—	91	—
Leasing income	1	—	78	—	56	—
Insurance claims	115	—	1	—	5	—
Charge-offs assets received in lieu of payment	—	(7,811)	—	(8,515)	—	(10,826)
Charge-offs	—	(2,396)	—	(1,375)	—	(1,284)
Provision for recovered leased assets	—	(1,458)	—	(1,506)	—	(1,062)
Write-offs for frauds	—	(114)	—	(1,101)	—	(546)
Expenses on charge-offs for leasing	—	(642)	—	(251)	—	(359)
Advertising expenses	—	(47)	—	(55)	—	(62)
Reversal of adjustments and interest from previous years	—	(720)	—	(128)	—	(48)
Charge-offs and provisions related to fixed assets	—	(132)	—	(45)	—	(24)
Legal contingencies provision	—	(156)	—	(189)	—	(20)
Tax expenses from previous years	—	—	—	(2,328)	—	—
Provision and charge-offs other assets	—	(701)	—	(423)	—	—
Charge-off obsolete materials	—	(341)	—	(1)	—	—
Amortization of negative goodwill	—	(57)	—	—	—	—
Other	497	(1,286)	481	(566)	420	(703)

Total	5,626	(15,861)	4,995	(16,483)	7,859	(14,934)

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2005)

18. Board of Directors Compensation

As agreed at the Shareholders Meeting, during 2004 and 2005 Banco de Chile and its subsidiaries have paid, and charged to income, the following compensation to their Directors:

	Remunerations		Fees for attending Board meetings		Fees for attending Committees and Subsidiary Board meetings (1)		Consulting		Total
Name of Director	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Fernando Cañas Berkowitz	—	289	—	39	—	169	—	—	—	497
Andrónico Luksic Craig	120	126	14	16	—	—	—	—	134	142
Jorge Awad Mehech	42	42	20	25	115	92	—	—	177	159
Jacob Ergas Ergas	42	42	15	24	68	67	—	—	125	133
Thomas Fürst Freiwirth	4	42	3	25	3	57	—	—	10	124
Guillermo Luksic Craig	42	42	12	15	13	5	—	—	67	62
Rodrigo Manubens Moltedo	42	42	20	22	137	89	81	407	280	560
Gonzalo Menéndez Duque	42	42	21	29	171	129	—	—	234	200
Máximo Pacheco Matte	42	42	20	27	6	2	—	—	68	71
Francisco Pérez Mackenna	42	42	21	24	63	56	—	—	126	122
Segismundo Schulin-Zeuthen Serrano	120	60	42	33	159	88	—	—	321	181
Edmundo Eluchans Urenda	42	42	20	23	48	33	—	—	110	98
Jorge Ergas Heymann	—	42	—	21	—	39	—	—	—	102
Jorge Díaz Vial	42	3	22	2	41	2	—	—	105	7
Máximo Silva Bafalluy	42	4	22	6	69	17	—	—	133	27
Manuel Sobral Fraile	39	—	19	—	72	—	—	—	130	—
Other subsidiaries directors	—	—	—	—	73	91	—	—	73	91

Total	703	902	271	331	1,038	936	81	407	2,093	2,576

(1)	Includes fees paid to members of the advisory committee of Banchile Corredores de Seguros Ltda..

19. Loan Loss Recoveries

	Years ended December 31,
	2003	2004	2005
	MCh$	MCh$	MCh$
Loan portfolio previously charged-off	26,136	29,380	32,491
Loans reacquired from Central Bank	827	5,570	495

Total	26,963	34,950	32,986

Recovery of loans re-acquired from the Central Bank includes payments received on such loans, which at the date of their repurchase from the Central Bank were deemed to have no value and were recorded in memorandum accounts, are recorded directly to income, as a reduction of the “Provision for loan losses” item.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2005)

20. Foreign Currency Position

The consolidated balance sheets include assets and liabilities denominated in foreign currencies, which have been translated to Chilean pesos at the Observed Exchange Rates as of December 31, 2004 and 2005 and assets and liabilities denominated in Chilean pesos but that contain repayment terms linked to changes in foreign currency exchange rates, detailed below:

	As of December 31, 2004			As of December 31, 2005
	Payable in Foreign Currency	Payable in Chilean Pesos	Total	Payable in Foreign Currency	Payable in Chilean Pesos	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
ASSETS
Cash and due from banks	191,720	—	191,720	353,577	—	353,577
Loans	792,087	21,546	813,633	743,728	15,378	759,106
Contingent loans	229,901	—	229,901	288,950	—	288,950
Interbank loans	1,195	—	1,195	—	—	—
Financial investments	520,921	221,044	741,965	521,932	11,944	533,876
Leasing contracts	—	31,752	31,752	—	40,102	40,102
Other assets	315,364	—	315,364	413,142	—	413,142

Total assets	2,051,188	274,342	2,325,530	2,321,329	67,424	2,388,753

LIABILITIES
Deposits	1,229,881	179	1,230,060	1,146,098	275	1,146,373
Contingent liabilities	232,047	—	232,047	290,142	—	290,142
Borrowings from domestic financial institutions	8,362	—	8,362	90,154	—	90,154
Foreign borrowings	616,950	—	616,950	661,346	—	661,346
Other liabilities	200,174	80	200,254	174,197	90	174,287

Total liabilities	2,287,414	259	2,287,673	2,361,937	365	2,362,302

NET (LIABILITIES) ASSETS	(236,226)	274,083	37,857	(40,608)	67,059	26,451

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2005)

21. Income Taxes

Banco de Chile has recorded the effects of deferred taxes on its consolidated financial statements in accordance with Technical Bulletin No.60 and the related amendments thereto issued by the Chilean Association of Accountants.

As described in these accounting standards, beginning January 1, 1999, Banco de Chile recognized the consolidated tax effects generated by the temporary differences between financial and tax values of assets and liabilities. At the same date, the net deferred tax determined was completely offset against a net “complementary” account. Such complementary deferred tax balances are being amortized over the estimated reversal periods corresponding to the underlying temporary differences as of January 1, 1999. The net balance was fully amortized during 2004. Deferred tax asset and liability amounts are presented on the balance sheet net of the related unamortized complementary account balances in the balance sheet. The corresponding movements and effects are as follows:

	Balance as of December 31, 2004 (1)	2005 Deferred taxes	Balance as of December 31, 2005
	MCh$	MCh$	MCh$
Deferred tax assets

Allowances for loan losses	27,696	(2,061)	25,635
Obligations with repurchase agreements	10,568	1,261	11,829
Leasing equipment	7,570	(763)	6,807
Assets at market value	2,771	(1,787)	984
Personnel provisions	2,076	94	2,170
Staff vacations	1,666	147	1,813
Accrued interests and readjustments from risky loan portfolio	1,092	(164)	928
Accruals interest and readjustments from past due loans	813	(388)	425
Staff severance indemnities	707	243	950
Charge-offs from financial investment	66	—	66
Other adjustments	9,724	1,611	11,335

Total	64,749	(1,807)	62,942

Deferred tax liabilities

Investments with repurchase agreements	10,410	432	10,842
Depreciation and price-level restatement of fixed assets	4,910	1,315	6,225
Transitory assets	1,781	511	2,292
Other adjustments	1,798	726	2,524

Total	18,899	2,984	21,883

(1)	For presentation purposes, deferred income tax balances as of December 31, 2004 are presented on a historical basis. For comparison purposes, price-level restated amounts for 2004 correspond to MCh$ 67,080 for net deferred tax assets and MCh$ 19,579 for net deferred tax liabilities.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2005)

21. Income Taxes (continued)

“Income taxes” as presented in the Consolidated Statements of Income for the years ended December 31, 2003, 2004 and 2005 are summarized as follows:

	Years ended December 31,
	2003	2004	2005
	MCh$	MCh$	MCh$
Current income tax provision	(18,004)	(20,944)	(15,080)
Amortization of complementary accounts	1,349	(484)	—
Deferred tax effect for the year	2,012	3,214	(4,791)
Non-deductible expenses Art. 21	(719)	(796)	(1,520)
Tax benefit related to absorption of tax losses carry forwards	599	—	—

Income taxes benefit (expense)	(14,763)	(19,010)	(21,391)

22. Commitments and contingencies

(a) Legal contingencies

In the ordinary course of business, Banco de Chile and its subsidiaries act as defendant or co-defendant in various litigation matters. Although there can be no assurances, Banco de Chile’s management believes, based on information currently available, that the ultimate resolution of these legal proceedings are not likely to have a material adverse effect on its results of operations, financial condition, or liquidity. Banco de Chile has established provisions for legal contingencies in the amount of MCh$ 959 and MCh$ 861 as of December 31, 2004 and 2005, respectively.

(b) Commitments

Banco de Chile is party to transactions with off-balance sheet risk in the normal course of its business, which exposes Banco de Chile to credit risk in addition to amounts recognized in the consolidated financial statements. These transactions include commitments to extend credit not otherwise accounted for as contingent loans, such as overdrafts and credit card lines of credit. Such commitments are agreements to lend to a customer at a future date, subject to compliance with the contractual terms. Since a substantial portion of these commitments is expected to expire without being drawn on, the total commitment amounts do not necessarily represent actual future cash requirements of Banco de Chile. The amounts of these loan commitments are MCh$ 941,949 and MCh$ 1,232,493 and the amounts of subscribed leasing contracts are MCh$ 57,536 and MCh$ 61,436 as of December 31, 2004 and 2005, respectively.

(c) Other contingencies

On November 30, 2005, Banco de Chile was served with a civil claim filed by Foundation President Allende, an entity organized in Spain, claiming compensatory damages in excess of US$7 million and punitive damages of US$ 100 million for alleged harm suffered due to the alleged assistance by Banco de Chile to Augusto Pinochet Ugarte in concealing his assets.

Banco de Chile rejects the claims contained in the complaint filed in the United States as lacking factual and legal merit. Management believes, based on the advice of Banco de Chile’s U.S. regulatory and litigation counsel, that there is no basis under U.S. or any other jurisdiction’s law for the Foundation to bring a claim against Banco de Chile. Banco de Chile intends to vigorously oppose the complaint and will take all appropriate actions to protect its rights. Therefore, Banco de Chile has not established provisions for this contingency.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2005)

23. Fiduciary Activities

The following items are recorded in memorandum accounts by Banco de Chile and represent fiduciary safekeeping and custody services:

	As of December 31,
	2004	2005
	MCh$	MCh$
Securities held in safe custody	3,155,695	3,460,794
Amounts to be collected on behalf of domestic third parties	283,858	170,558
Amounts to be collected on behalf of foreign third parties	372,081	252,663

Total fiduciary activities	3,811,634	3,884,015

24. Concentrations of Credit Risk

Concentrations of credit risk (whether on or off-balance sheet) arising from financial instruments exist in relation to certain groups of customers. A group concentration arises when a number of parties have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions. Pursuant to Chilean banking regulations, significant exposure exists when the concentration of any individual customer or counterparty exceeds ten percent of Banco de Chile’s effective equity. Banco de Chile does not have a significant exposure to any individual customer or counterparty.

Counterparty risk

Banco de Chile maintains a series of deposits, investments purchased under agreements to resell, forward contract agreements and other financial instruments with institutions in the Chilean banking sector. The principal counterparties within the Chilean banking sector, excluding the Central Bank, and Banco de Chile’s related exposure to credit risk, as of December 31, 2004 and 2005 are as follows:

	Counterparty Risk As of December 31,
Bank	2004	2005
	MCh$	MCh$
Banco Santander - Chile	17,631	15,065
BBVA Banco Bhif	3,450	11,976
Corpbanca	887	11,060
Banco Security	3,216	8,106
Banco del Estado de Chile	1,821	6,294
Banco de Crédito e Inversiones	1,625	5,860
Banco Falabella	67	3,464
Banco Bice	8,875	2,730
BankBoston N.A.	1,235	2,255
Banco Ripley	40	1,798
Scotiabank Sud Americano	1,147	958
JP Morgan Chase Bank	684	676
ABN Amro Bank (Chile)	581	295
Citibank N.A.	730	81
Banco Penta	—	81
Banco Internacional	59	22
Deutsche Bank (Chile)	91	—
Banco Monex	46	—

Banco de Chile maintains a policy of placing deposits with a number of different financial institutions and does not believe that any one of these banks represents an unacceptable credit risk. Banco de Chile does not usually require collateral from these counterparties.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2005)

25. Sales and Purchases of Loans

From time to time, Banco de Chile sells and purchases loans based on specific requirements from customers. During the years ended December 31, 2003, 2004 and 2005, Banco de Chile sold loans totaling MCh$16,232, MCh$66,726 and MCh$19,816, respectively, however, Banco de Chile does not originate loans for future sale. Banco de Chile did not retain servicing or any other interest in the loans sold or retains any risks in the event of non-collection by the purchaser. During the year ended December 31, 2004 and 2005, Banco de Chile purchased loans amounting to MCh$ 5,085 and MCh$60,206, respectively. During prior years Banco de Chile did not purchase loans. Any gains or losses on such transactions are recognized in results of operations at the time of the transactions.

The aggregate gains on sales of loans were MCh$425, MCh$10,281 and MCh$2,402 for the years ended December 31, 2003, 2004 and 2005, respectively.

26. Maturity of Assets and Liabilities

The maturity dates of assets and liabilities are shown in the following table including accrued interest as of December 31, 2005.

	As of December 31, 2005
	Due within 1 year	Due after 1 year but within 3 years	Due after 3 years but within 6 years	Due after 6 years	Total 2005	Total 2004
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
ASSETS
Loans (1)	3,244,509	1,370,951	1,146,942	1,597,117	7,359,519	6,458,197
Securities (2)	1,450,005	—	—	—	1,450,005	1,665,040

Total	4,694,514	1,370,951	1,146,942	1,597,117	8,809,524	8,123,237

LIABILITIES
Deposit and other obligations (3)	4,276,743	198,184	—	—	4,474,927	3,648,118
Mortgage finance bonds	72,128	108,694	151,380	224,302	556,504	817,288
Bonds	98,182	181,312	159,812	190,682	629,988	463,941
Chilean Central Bank borrowings:
Central Bank credit lines for renegotiations of loans	1,407	—	—	—	1,407	1,999
Other Central Bank borrowings	—	—	—	—	—	111,518
Borrowings from domestic financial institutions	90,160	—	—	—	90,160	27,349
Foreign borrowings	464,761	93,243	103,489	—	661,493	616,988
Other obligations	33,743	—	—	—	33,743	46,461

Total	5,037,124	581,433	414,681	414,984	6,448,222	5,733,662

(1)	Excludes contingent loans, overdue loans (1-89 days) and past due loans (90 days or more).
(2)	Excludes unrealized gains on permanent financial investments included in equity of MCh$ 96 and MCh$ 4 for the years ended December 31, 2004 and 2005 respectively. In accordance with Superintendency of Banks trading investments are classified as due within 1 year.
(3)	Excludes demand deposit accounts, saving accounts, investments sold under agreements to repurchase and contingent liabilities.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2005)

27. Subsequent Events

In the opinion of Bank’s Management, as of the date in which these consolidated financial statements were issued there are no other significant subsequent events that affect or that could affect the consolidated financial statements of Banco de Chile and its subsidiaries as of December 31, 2005.

28. Differences between Chilean and United States Generally Accepted Accounting Principles

The following is a description of the significant quantitative differences between accounting principles as prescribed by the Superintendency of Banks and accounting principles generally accepted in Chile (collectively “Chilean GAAP”), and accounting principles generally accepted in the United States of America (“U.S. GAAP”).

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

(a) Push Down Accounting and Purchase Accounting

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

Chilean pesos as of December 31, 2005)

28. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(a) Push Down Accounting and Purchase Accounting (continued)

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

In addition to the above mentioned adjustments, Under US GAAP Quiñenco has considered the fair value of the subordinated debt arising from the economic crisis in 1982-1983. At that time the former Banco de Chile sold certain of its non-performing loans to the Chilean Central Bank at face value on terms that included a repurchase obligation. The repurchase obligation was later exchanged for subordinated debt of each participating bank issued in favor of the Central Bank. In 1996, a reorganization took place by which the former Banco de Chile was converted to a holding company named SM Chile that in turn organized a new wholly-owned banking subsidiary named Banco de Chile to which it contributed all of its assets and liabilities other than the Central Bank subordinated debt. SM Chile then created a second wholly owned subsidiary, SAOS, that pursuant to a prior agreement with the Central Bank, assumed a new repayment obligation in favor of the Central Bank which replaced the Central Bank subordinated debt in its entirety.

SAOS is variable interest entities (VIEs) as defined in FASB Interpretation No. 46(R) “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51” (FIN 46R). In accordance with FIN 46R, the primary beneficiary is the party that consolidates a VIE based on its assessment that it will absorb a majority of the expected losses or expected residual returns of the entity, or both. Banco de Chile has determined that it is not the primary beneficiary of SAOS and, therefore, it has not consolidated SAOS in the Consolidated Financial Statements of Banco de Chile.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2005)

28. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(a) Push Down Accounting and Purchase Accounting (continued)

Such purchase accounting adjustments and goodwill and any equity method investments or equity participation in the results of operations of the acquired banks recorded by the common parent, must be recorded in the U.S. GAAP accounting records of the Bank. The effects of accounting for the push down of these purchase accounting adjustments, goodwill and any equity participation in the results of operations of the acquired banks into the accounting records of the Bank and their subsequent effects on net income is included in paragraph(s), below.

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

As a consequence of the merger between Banco de Chile and Banco de A. Edwards, Banco de Chile issued 23,147,126,425 shares in exchange for all the outstanding common shares of Banco de A. Edwards using an exchange ratio of 3.135826295 Banco de Chile shares for each Banco de A. Edwards share. Under U.S. GAAP Banco de Chile was considered to have acquired 48.82% of the outstanding shares in Banco de A. Edwards, which corresponded to those shares that Quiñenco did not own as of that date. The acquisition of these shares has been accounted for using purchase accounting as described in the preceding paragraph. The consideration paid has been determined using an average of the market value of the publicly traded Banco de Chile shares, which at January 1, 2002 was Ch$25,110.17 (historical Chilean pesos) per share, plus merger expenses.

Under U.S. GAAP, purchase allocation of the 48.82% participation acquired from shareholders other than Quiñenco and its subsidiaries as of January 1, 2002 was as follows:

MCh$
Net book value of Banco de A. Edwards	129,096
Incremental fair value of identified intangible assets (1)(2)	33,406
Fair value increment of identified net assets acquired	(48,171)

Fair value of Banco de A. Edwards	114,331

Purchase price
Market value of Banco de Chile shares issued	(313,464)
Direct costs of acquisition	(1,260)

Goodwill	(200,393)

(1)	Core deposit intangibles resulting from the acquisition amounted to MCh$29,749 and is being amortized over the estimated run-off period by product of the acquired customer base at the date of purchase.
(2)	Brand name intangibles resulting from the acquisition amounted to MCh$3,657 and is being amortized over 10 years.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2005)

28. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(b) Acquisition of Banco de A. Edwards (continued)

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition.

As of January 1, 2002
MCh$
Cash and due from banks	131,550
Financial investments	194,366
Loans, net	1,127,216
Intangibles	33,406
Other	90,287

Total assets acquired	1,576,825

Deposits	894,059
Other interest bearing liabilities	490,513
Other liabilities	77,922

Total liabilities assumed	1,462,494

Net assets acquired	114,331

Of the MCh$33,406 of acquired intangible assets, MCh$29,749 was assigned to core deposits subject to amortization (using an estimated rate that the bank’s customers are expected to leave the bank in future years, based on a historical analyses performed by the Bank), and MCh$3,657 has been assigned to a registered trademark that is being amortized over a 10 year useful life.

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

The Bank has performed the annual impairment test of goodwill required by the standard, which did not result in any impairment. Under Chilean GAAP, the Bank does not present any goodwill as of December 31, 2005. Under U.S. GAAP, the carrying value of goodwill, net of accumulated amortization, related to the push-down of goodwill from Quiñenco, the acquisitions of Banco de A. Edwards and Leasing Andino, described in paragraphs (a), (b) and (p) to this note, respectively, were MCh$383,881, MCh$200,393 and MCh$1,988, respectively.

The table below presents the allocation of the total carrying value of goodwill by segments of the Bank:

Business Segments	MCh$
Wholesale	345,129
Retail Market	163,619
International	41,874
Treasury	11,283
Subsidiaries	24,357

Total goodwill	586,262

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2005)

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

The effect of accounting for net loan origination fees in accordance with U.S. GAAP is included in the reconciliation of consolidated net income and shareholders’ equity in paragraph(s) below.

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

Under Statement of Financial Accounting Standard No. 109, “Accounting for Income Taxes”, income taxes are recognized using the liability method in a manner similar to Chilean GAAP, except for the transitional provisions allowed by Chilean GAAP as described above.

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

Chilean pesos as of December 31, 2005)

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

(i) Contingent assets and liabilities

Under Chilean GAAP the Bank recognizes rights and obligations with respect to contingent loans as contingent assets and liabilities. Under U.S. GAAP, such contingent amounts are not recognized on the balance sheet. If U.S. GAAP had been followed, the total assets and liabilities of the Bank would have been lower by MCh$551,330 and MCh$723,907 as of December 31, 2004 and 2005, respectively. This reclassification is included in the Article 9 consolidated financial statements in paragraph (u) below.

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

Chilean pesos as of December 31, 2005)

28. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(j) Allowance for loan losses (continued)

Under U.S. GAAP allowances for loan losses should be in amounts adequate to cover inherent losses in the loan portfolio at the respective balance sheet dates. The Bank has estimated its required reserve under U.S. GAAP in the following manner:

•	Allowances for commercial loans and leasing operations classified in loan risk category A1, A2, A3 and B (A and B under regulations in effect until January 1, 2004), which were not considered impaired under Statement of Financial Accounting Standard No. 114, “Accounting by Creditors for Impairment of a Loan” (“SFAS No. 114”), were analyzed and adjusted, if necessary, to reflect the estimated losses not identified based on individual credit analysis. The estimations were performed using historical loan data, in order to estimate the inherent losses in the Bank’s loan portfolio, using patterns and trends based upon historical changes in loan classifications (“migration analysis”).

•	In addition, specific allowances were determined for loans on the following basis:

i)	Commercial loans and leasing operations greater than UF 5,000 (approximately MCh$90), which were considered impaired in accordance with the criteria established by SFAS No. 114, were valued at the present value of the expected future cash flows discounted at the loan’s effective contractual interest rate, or at market rates in the case of those loans that were considered to be collateral dependent.

ii)	Allowances for commercial loans and leasing operations which were under UF 5,000 (approximately MCh$90 (i.e. those loans which were not considered in the above SFAS No. 114 analysis), were calculated using the weighted average loan provision, by loan classification, as determined in i).

iii)	Allowance for loan losses for mortgage and consumer loans were determined based on historical loan charge-offs, after considering the recoverability of the underlying collateral.

Based on the preceding estimation process the Bank computed its allowance for loan losses under U.S. GAAP, and compared this estimate with the reported allowance determined in accordance with the guidelines established by the Superintendency of Banks. The additional loan loss allowance (voluntary allowances under previous regulations) included in the determination of the Bank’s allowance for loan losses under Chilean GAAP has not been considered in the determination of the reserve requirements under U.S. GAAP to arrive at a cumulative U.S. GAAP adjustment, as follows:

	As of December 31,
	2004	2005
	MCh$	MCh$
U.S. GAAP loan loss reserve	119,999	102,971
Less: Chilean GAAP loan loss allowance as required by the Superintendency of Banks	(159,318)	(141,305)

U.S. GAAP adjustment	(39,319)	(38,334)

The effects of adopting SFAS No. 114 are included in the reconciliation included in paragraph(s) below.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2005)

28. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(j) Allowance for loan losses (continued)

2) Recognition of income

As of December 31, 2003, 2004 and 2005 the recorded investment in loans for which impairment had been recognized in accordance with SFAS No.114 totaled MCh$343,006, MCh$464,508 and MCh$379,239, respectively, with a corresponding valuation allowance of MCh$129,947 MCh$97,297 and MCh$71,135, respectively. For the years ended December 31, 2003, 2004 and 2005 the average recorded investment in impaired loans was MCh$363,142, MCh$522,770 and MCh$409,282, respectively. For the years ended December 31, 2004 and 2005, the Bank recognized interest on impaired loans MCh$40,405 y MCh$44,121 (information related to prior periods is not available). Comparative information for the year ended December 31, 2003 is not available. The Bank recognizes interest on impaired loans on an accrual basis, except for past due loans for which the Bank recognizes interest on a cash basis, as described in paragraph (h) above. As of December 31, 2004 and 2005, the Bank had made provisions against all loans which it considered to be impaired.

3) Loan loss recoveries

Under U.S. GAAP recoveries of loans previously charged-off are presented as a reduction of the provision for loan losses. Under Chilean GAAP, until 2003, such recoveries were recognized as other income. Beginning 2004, such recoveries are presented as a reduction of the provision for loan losses.

The following presents an analysis under U.S. GAAP of the changes in the allowance for loan losses during the periods presented.

	2003	2004	2005
	MCh$	MCh$	MCh$
Allowance for loan losses in accordance with U.S. GAAP, as of January 1,	208,727	159,795	119,999
Price-level restatement (1)	(2,918)	(4,773)	(5,684)
Charge-offs	26,963	34,950	32,986
Loan loss recoveries	(102,082)	(102,626)	(67,343)
Allowances for loan losses established	30,650	34,266	24,605
Allowances for loan losses released	(1,545)	(1,613)	(1,592)

Balances as of December 31,	159,795	119,999	102,971

(1)	Reflects the effect of inflation and exchange rate changes of branches abroad on the allowance for loan losses under Chilean GAAP at the beginning of each period, adjusted to constant pesos of December 31, 2005.

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

Under U.S. GAAP, loans should be written-off in the period that they are deemed uncollectible. The Bank believes that the charge-off policies it applies in accordance with Chilean GAAP are generally the same as those required under U.S. GAAP.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2005)

28. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(k) Mortgage Finance Bonds Issued by the Bank

Effective October 31, 2002 the Bank modified its accounting treatment of financial investments in mortgage finance bonds issued by the Bank in accordance with the instructions of the Superintendency of Banks, reducing from assets the amount recorded for mortgage finance bonds issued by Banco de Chile, including a market value adjustment, and from liabilities, the respective mortgage finance bond obligation. Under U.S. GAAP, this accounting treatment would have been consistently applied.

The effects of this difference between Chilean and U.S. GAAP have been included in the reconciliation to U.S. GAAP in paragraph (s) below.

(l) Investment securities

Under Chilean GAAP the Bank classifies certain investments as permanent. These investments are stated at fair market value with unrealized gains and losses included in a separate component of shareholders’ equity, net of taxes, and with realized gains and losses included in other operating results.

Under U.S. GAAP, Statement of Financial Accounting Standard No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS No. 115”), requires that debt and equity securities be classified in accordance with the Bank’s intent and ability to hold the security, as follows:

•	Debt securities that the Bank has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and are reported at amortized cost.

•	Debt and equity securities that are bought and held by the Bank, principally for the purpose of selling them in the near term, are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings.

•	Debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of shareholders’ equity, net of taxes.

Consequently, investments classified as permanent under Chilean GAAP are considered to be “available-for-sale” and all other investments are considered to be “trading”, with the exception of certain investments, maintained by the Bank’s branches in the United States of America, which are classified as “held-to-maturity”.

Under Chilean GAAP, securities maintained by the Bank’s branches abroad classified as “held-to-maturity” are stated at fair market value. Under U.S. GAAP, held-to-maturity investments are stated at amortized cost and analyzed for impairment on a periodic basis.

Investment securities maintained by the Bank’s subsidiaries are carried at the lower of price-level restated cost or market value and are classified as “trading” for U.S. GAAP purposes.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2005)

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

Realized gains and losses are determined using the proceeds from sales less the cost of the investment identified to be sold. Gross gains and losses realized on the sale of available-for-sale securities for the year ended December 31, 2003, 2004 and 2005 are as follows:

	Years ended December 31,
	2003	2004	2005
	MCh$	MCh$	MCh$
Proceeds on sale of investments resulting in gains	11,761	1,496	—
Realized gains	5,779	27	—
Proceeds on sale of investments resulting in losses	3,590	—	—
Realized losses	155	—	—

The carrying value and market value of securities available-for-sale as of December 31, 2004 and 2005 are as follows:

	Years ended December 31,
	2004				2005
Available-for-sale Instruments:	Carrying Value	Gross Unrealized Gains	Gross Unrealized (Losses)	Estimated Fair Value	Carrying Value	Gross Unrealized Gains	Gross Unrealized (Losses)	Estimated Fair Value
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Foreign private sector debt securities	9,930	—	—	9,930	—	—	—	—
U.S. Government debt securities	11,585	2	—	11,587	21,993	1	—	21,994
Chilean private sector debt securities	6,687	96	—	6,783	1,591	4	—	1,595

Total	28,202	98	—	28,300	23,584	5	—	23,589

The contractual maturities of securities, classified by the Bank as available-for-sale, are as follows:

	As of December 31, 2005
Available-for-sale Instruments:	Within one year	After one year but within five years	After five years but within 10 years	Total
	MCh$	MCh$	MCh$	MCh$
U.S. Government debt securities	21,994	—	—	21,994
Chilean private sector debt securities	1,595	—	—	1,595
Foreign private sector debt securities	—	—	—	—

Estimated fair value	23,589	—	—	23,589

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2005)

28. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(l) Investment securities (continued)

(2) The following disclosures are required for investments classified as held-to-maturity in accordance with SFAS No. 115:

	Years ended December 31,
	2004			2005
Held-to-maturity Instruments:	Amortized Cost	Unrealized Losses	Estimated Fair Value	Amortized Cost	Unrealized Losses	Estimated Fair Value
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
U.S. Government debt securities	17,424	(2)	17,422	15,364	(1)	15,363

Total	17,424	(2)	17,422	15,364	(1)	15,363

The contractual maturities of securities classified by the Bank as held-to-maturity are as follows:

	As of December 31, 2005
Held-to-maturity Instruments:	Within one year	After one year but within five years	After five years	Total
	MCh$	MCh$	MCh$	MCh$
U.S. Government debt securities	15,363	—	—	15,363

Estimated fair value	15,363	—	—	15,363

(3) Under U.S. GAAP, the Bank is required to disclose the amounts of unrealized holding gains and losses included in income on securities classified as trading. For the years ended December 31, 2003, 2004 and 2005, the Bank recognized in income unrealized holding losses of MCh$10,860 MCh$743 and MCh$3,251 respectively, on these securities.

The Bank evaluates all securities for declines in value that are considered other than temporary (“permanent impairment”). The Bank charges-off to earnings any amounts which are deemed to be a permanent impairment of the value of that security.

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

Chilean pesos as of December 31, 2005)

28. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(m) Derivatives (continued)

As explained in Note 1 (e), under Chilean GAAP the Bank accounts for forward contracts between foreign currencies and U.S. dollars and forwards contracts between the U.S. dollar and the Chilean peso or the U.F. are valued at the closing spot exchange rate of each balance sheet date, with the initial discount or premium being amortized over the life of the contract in accordance with Chilean hedge accounting criteria. The losses recognized in income associated with these contracts for the years ended December 31, 2003, 2004 and 2005 were MCh$37,576, MCh$22,541 and MCh$20,286, respectively. The Bank’s interest rate swap agreements are treated as off-balance-sheet financial instruments and the net interest effect, which corresponds to the difference between interest income and interest expense arising from such agreements, is recorded in net income in the period that such differences originate, except for interest rate and cross currency swaps designated as a hedge of the foreign investment portfolio, which are recorded at their estimated fair market values.

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

While the Bank enters into derivatives for the purpose of mitigating its global interest and foreign currency risks, these operations do not meet the strict documentation requirements to qualify for hedge accounting under U.S. GAAP, except for certain option contracts, which as of December 31, 2004 and 2005, had been designated by the Bank’s U.S. branches as fair value hedges. As of December 31, 2003, the branches abroad did not designate any derivatives as hedges. Changes in the fair values of all derivative instruments are reported in earnings when they occur.

Current Chilean accounting rules do not consider the existence of derivative instruments embedded in other contracts and therefore they are not reflected in the financial statements. For U.S. GAAP purposes, certain implicit or explicit terms included in host contracts that affect some or all of the cash flows or the value of other exchanges required by the contract in a manner similar to a derivative instrument, must be separated from the host contract and accounted for at fair value. The Bank separately measures embedded derivatives as freestanding derivative instruments at their estimated fair values recognizing changes in earnings when they occur. Currently the only host contracts and instruments that the Bank has, which have implicit or explicit terms that must be separately accounted for at fair value, are service type contracts related to computer and other services agreements.

The effects of the differences in accounting for derivative instruments between Chilean and U.S. GAAP on the consolidated net income and shareholders’ equity of the Bank are included in paragraph (s) below.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2005)

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

Since the payment of these dividends is a legal requirement in Chile, an accrual for U.S. GAAP purposes is made to recognize the corresponding decrease in equity at each balance sheet date. The Bank’s liabilities would have been greater by MCh$47,436 and MCh$54,217 as of December 31, 2004 and 2005, respectively, under U.S. GAAP. The effects of these adjustments on the shareholders’ equity of the Bank are included in paragraph(s) below.

(o) Assets received in lieu of payment

Under Chilean GAAP, assets received in lieu of payment are carried at cost and have been restated for price-level changes, less a portfolio valuation allowance if the total of the market value of those assets is lower than the carrying amount. Market value is determined based on appraiser valuations, as required by the Superintendency of Banks. If the asset is not sold within one year, then recorded asset amounts must be written-off on at least a straight-line basis over the following 12-month period.

Under U.S. GAAP, assets received in lieu of payment are initially recorded at fair value less any estimated costs to sell at the date of foreclosure, on an individual asset basis. The effect of recording these assets in accordance with U.S. GAAP is included in the reconciliation of consolidated net income and shareholders’ equity in paragraph(s) below.

(p) Acquisition of Leasing Andino

On April 23, 1999, the Bank and its subsidiary Banchile Asesorías Financieras S.A. acquired the remaining 35% of shares of Leasing Andino that it did not already own from Orix Corporation for MCh$14,775. Under Chilean GAAP, the Bank recorded goodwill in the amount of MCh$1,299 based on the differences between the investment purchase price and the amount of the underlying equity in the carrying value of the investee’s net assets. As permitted by Chilean GAAP, goodwill can be amortized on an accelerated basis to the extent of the Bank’s net income. Accordingly the Bank completely amortized the goodwill recorded as a result of this transaction during the year ended December 31, 1999.

Under U.S. GAAP, the difference between the cost of an investment and the amount of underlying equity in net assets is allocated to the underlying assets and liabilities based on their respective fair values at the time of the acquisition. Any excess of the cost of the investment over such fair value is treated as goodwill.

The effect of the differences in purchase accounting and the amortization of goodwill is included in the reconciliation of consolidated net income and shareholders’ equity in paragraph(s) below.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2005)

28. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(q) Staff severance indemnities

The provision for staff severance indemnities relates to a benefit payable to a defined number of employees, upon their retirement from the Bank, conditional upon having completed 30 years of continuous service. The Bank makes indemnity payments upon termination of the applicable employees, and has not set aside assets to fund its benefit obligation. Under Chilean GAAP, the corresponding liability is calculated by discounting the benefit accrued using real interest rates, as described in Note 1 (o), considering current salary levels of all employees eligible under the plan and the estimated average remaining service period. Under U.S. GAAP the corresponding liability is recorded using the shutdown method, consistent with the accounting criteria applied by its parent company, Quiñenco.

The effects of accounting for termination indemnity benefits under U.S. GAAP have been presented in paragraph (s), below.

(r) Accumulated deficit development period

For Chilean GAAP purposes, investments in companies which are in the development stage, over which the Bank has significant influence, are recorded using the equity method, and the Bank’s proportional share of the investee’s income is recorded in a reserve that forms part of the Bank’s shareholders equity. For US GAAP purposes, the proportional share of the investee’s income must be charged directly to income. The effect of differences in accounting methods between Chilean and U.S. GAAP on the consolidated net income and shareholder’s equity of the Bank is included in paragraph(s) below.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2005)

28. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(s) Summary of Income Statement and Shareholders’ Equity differences

The following is a reconciliation of consolidated net income under Chilean GAAP to the corresponding U.S. GAAP amounts:

	Years ended December 31,
	2003	2004	2005	2005
	MCh$	MCh$	MCh$	ThUS$
Net income in accordance with Chilean GAAP	138,634	158,123	180,724	351,460
U.S. GAAP adjustments:
Push Down accounting (Note 28(a))
Fair value of intangibles	(13,726)	(12,546)	(10,459)	(20,340)
Fair value of loans	(1,319)	(1,556)	(621)	(1,208)
Fair value of premises	(237)	(235)	(297)	(578)
Fair value of other	19	(77)	(347)	(675)
Acquisition of Banco Edwards (Note 28(b))
Fair value of intangibles	(4,908)	(3,940)	(3,251)	(6,322)
Fair value of loans	1,172	829	669	1,301
Fair value of other interest bearing liabilities	4,629	4,480	4,246	8,257
Fair value of deposits	(252)	(26)	—	—
Fair value of premises	(9)	(9)	(9)	(18)
Fair value of other	88	85	81	158
Loan origination commissions and fees (Note 28 (d))	(496)	—	—	—
Investments in other companies (Note 28 (f))	104	26	86	167
Deferred income taxes (Note 28 (e))	(1,358)	497	—	—
Allowance for loan losses (Note 28 (j))	7,762	8,555	(985)	(1,915)
Mortgage finance bonds (Note 28 (k))	2,035	—	—	—
Derivatives (Note 28 (m))	3,643	(1,244)	(4,885)	(9,500)
Held-to-Maturity investments (Note 28 (l))	10	4	48	93
Assets received in lieu of payment (Note 28 (o))	405	1,060	2,832	5,507
Staff severance indemnities (Note 28(q))	130	200	(1,230)	(2,392)
Deferred tax effect of the above U.S. GAAP adjustments (Note 28 (e))	2,145	(2,024)	2,416	4,698
Accumulated deficit development period (Note 28 (r))	—	—	(188)	(366)

Net income in accordance with U.S. GAAP	138,471	152,202	168,830	328,327

Other comprehensive income, net of tax (Note 28(w))	(6,687)	(2,529)	(3,307)	(6,432)
Unrealized holding gains (losses) on available-for-sale securities, net of tax	(2,783)	(197)	(78)	(152)
Adjustment for translation differences	(3,904)	(2,332)	(3,229)	(6,280)

Comprehensive income in accordance with U.S. GAAP	131,784	149,673	165,523	321,895

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2005)

28. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(s) Summary of Income Statement and Shareholders’ Equity differences (continued)

The following is a reconciliation of consolidated shareholders’ equity differences under Chilean GAAP to the corresponding amounts under U.S. GAAP:

	Years ended December 31,
	2004	2005	2005
	MCh$	MCh$	ThUS$
Shareholders’ Equity in accordance with Chilean GAAP	698,817	775,107	1,507,375
U.S. GAAP adjustments:
Push Down accounting (Note 28(a))
Goodwill	403,817	403,817	785,315
Goodwill accumulated amortization (Note 28(c))	(19,936)	(19,936)	(38,770)
Fair value of intangibles	183,913	183,913	357,661
Amortization of fair value of intangibles	(56,411)	(66,870)	(130,044)
Fair value of loans	1,594	973	1,892
Fair value of premises	11,761	11,761	22,872
Amortization of fair value of premise	(887)	(1,184)	(2,303)
Fair value of other	131	(216)	(421)
Acquisition of Banco Edwards (Note 28 (b))
Goodwill	200,393	200,393	389,710
Fair value of intangibles	33,406	33,406	64,966
Amortization of fair value of intangibles	(15,233)	(18,484)	(35,946)
Fair value of loans	(4,625)	(3,956)	(7,693)
Fair value of other interest bearing liabilities	(35,830)	(31,584)	(61,422)
Fair value of premises	91	91	177
Amortization of fair value of premises	(28)	(37)	(72)
Fair value of other	(683)	(602)	(1,171)
Investments in other companies (Note 28 (f))	559	645	1,254
Allowance for loan losses (Note 28 (j))	39,319	38,334	74,549
Derivatives (Note 28 (m))	6,295	1,410	2,742
Held-to-Maturity investments (Note 28 (l))	6	49	95
Assets received in lieu of payment (Note 28 (o))	2,117	4,949	9,624
Minimum Dividend (Note 28 (n))	(47,436)	(54,217)	(105,437)
Goodwill – Leasing Andino Acquisition (Note 28 (p))	1,988	1,988	3,866
Staff severance indemnities (Note 28 (q))	(3,796)	(5,026)	(9,774)
Deferred tax effect of the above U.S. GAAP adjustments (Note 28 (e))	(27,394)	(24,977)	(48,574)

Shareholders’ Equity in accordance with U.S. GAAP	1,371,948	1,429,747	2,780,471

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2005)

28. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(s) Summary of Income Statement and Shareholders’ Equity differences (continued)

The following summarizes the changes in shareholders’ equity under U.S. GAAP during the years ended December 31, 2004 and 2005:

	Years ended December 31,
	2004	2005	2005
	MCh$	MCh$	ThUS$
Balance as of January 1,	1,423,634	1,371,948	2,668,069
Dividends paid	(139,213)	(158,580)	(308,395)
Mandatory dividends, previous date	41,591	47,436	92,250
Mandatory dividends, closing date	(47,436)	(54,217)	(105,437)
Unrealized gains on Available-for-sale investments, net of taxes	(197)	(78)	(152)
Common stock repurchased	(56,301)	—	—
Placement of shares	—	57,637	112,089
Cumulative translation adjustment	(2,332)	(3,229)	(6,280)
Net income in accordance with U.S. GAAP	152,202	168,830	328,327

Balance as of December 31,	1,371,948	1,429,747	2,780,471

(t) Net income per share

The following disclosure of net income per share information is not generally required for presentation in the financial statements under Chilean GAAP but is required under U.S. GAAP. Earnings per share is determined by dividing combined net income by the weighted average number of total shares outstanding.

	Years Ended December 31,
	2003	2004	2005
	Ch$	Ch$	Ch$
Chilean GAAP(1)
Earnings per share	2.04	2.36	2.69
Weighted average number of total shares outstanding (in millions)	68,079.8	66,932.7	67,091.3

U.S. GAAP(1)
Earnings per share	2.03	2.27	2.52
Weighted average number of total shares outstanding (in millions)	68,079.8	66,932.7	67.091,3

(1)	Basic and diluted earnings per share have been calculated by dividing net income by the weighted average number of common shares outstanding during the year. There are no potentially dilutive effects on the earnings of Banco de Chile as it had not issued convertible debt or equity securities.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2005)

28. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(u) Article 9 Presentation of Income Statements and Balance Sheets

The presentation of the consolidated financial statements differs significantly from the format required by the Securities and Exchange Commission under Rules 210.9 to 210.9-07 of Regulation S-X (“Article 9”). The following financial statements are presented in constant Chilean pesos of December 31, 2005 and are presented in a format that complies with the requirements of Article 9 of Regulation S-X. The Income Statements presented for the years ended December 31, 2003, 2004 and 2005 disclose the Bank’s U.S. GAAP income statements in a format that complies with the requirements of Article 9 of regulation S-X.

The principal reclassifications and adjustments which were made to the basic Chilean GAAP consolidated financial statements in order to present them in the Article 9 format are as follows:

1.	Elimination of contingent assets and liabilities from the balance sheet.

2.	Presentation of recoveries of loans previously charged-off as a reduction of the provision for loan losses instead of as other income.

3.	Reclassification of fees relating to contingent loans from interest income under Chilean GAAP to other income under Article 9.

4.	Elimination of the cash clearing account from cash and due from banks.(1)

5.	Presentation of forward contracts classified based on legal right to offset.

6.	Reclassification of assets under lease from Other assets under Chilean GAAP to Bank premises and equipment under Article 9.

7.	Presentation of deferred taxes on net basis.

8.	Inclusion of adjustments to U.S. GAAP described in Note 28(s).

(1)	In accordance with regulations issued by the Superintendency of Banks, Chilean banks include under the caption “Cash and due from banks” amounts related to checks from other banks that have been deposited in their clients’ checking accounts that are pending settlement. As no cash is involved in the transaction, these amounts should not be recorded under U.S. GAAP until the cash is received, which normally occurs the following business day.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2005)

28. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(u) Article 9 Presentation of Income Statements and Balance Sheets (continued)

The following income statements presented for the years ended December 31, 2003, 2004 and 2005 have been prepared in accordance with U.S. GAAP to disclose the Bank’s consolidated income statement in accordance with the requirements of Article 9:

Income Statements

	Years ended December 31,
	2003	2004	2005
	MCh$	MCh$	MCh$
INTEREST INCOME:
Interest and fees on loans	498,680	537,239	634,279
Interest on investments	(20,479)	40,863	55,618
Interest on deposits with banks	1,933	2,447	8,875
Interest under agreements to resell	105	11,385	9,307

Total interest income	480,239	591,934	708,079

INTEREST EXPENSE:
Interest on deposits	(92,210)	(92,091)	(173,368)
Interest on investments sold under agreements to purchase	(9,234)	(8,092)	(9,891)
Interest on short-term debt	(9,943)	(116,750)	(5,735)
Interest on long-term debt	(101,112)	(1,249)	(115,439)
Interest on other borrowed funds	—	—	(1,671)
Price-level restatement (1)	(4,286)	(7,735)	(11,450)

Total interest expense	(216,785)	(225,917)	(317,554)

Net interest income	263,454	366,017	390,525

PROVISION FOR LOAN LOSSES	(29,106)	(32,653)	(23,013)

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	234,348	333,364	367,512

OTHER INCOME:
Fees and commissions	76,146	101,681	109,910
Brokerage and securities income net gain (losses) on trading activities	11,436	(4,420)	(1,467)
Net gains (losses) on foreign exchange	96,698	18,296	7,571
Other revenue	6,029	6,532	11,270

Total other income	190,309	122,089	127,284

OTHER EXPENSES:
Salaries	(132,433)	(140,918)	(150,616)
Net premises and equipment expenses	(24,957)	(24,132)	(25,582)
Administration expenses	(79,150)	(84,617)	(101,802)
Other expenses	(35,668)	(33,046)	(28,991)
Minority interest	(2)	(1)	—

Total other expenses	(272,210)	(282,714)	(306,991)

INCOME BEFORE INCOME TAXES	152,447	172,739	187,805

INCOME TAXES	(13,976)	(20,537)	(18,975)

NET INCOME FOR THE YEAR	138,471	152,202	168,830

In connection with the preparation of the Article 9 income statement:

(1)	The price-level restatement includes the effect of inflation primarily resulting from the loss in purchasing power on interest earning assets and interest bearing liabilities due to inflation. As the Bank does not maintain the price-level adjustment for separate categories of assets and liabilities, such adjustment is presented as a component of interest expense.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2005)

28. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(u) Article 9 Presentation of Income Statements and Balance Sheets (continued)

The following balance sheets presented as of December 31, 2004 and 2005 have been prepared in accordance with U.S. GAAP to disclose the Bank’s consolidated balance sheets in accordance with the requirements of Article 9:

Balance Sheets

	As of December 31,
	2004	2005
	MCh$	MCh$
ASSETS
Cash and due from banks	592,161	496,593
Term Federal Funds	58,010	231,351
Interest bearing deposits in other banks	40,233	73,264
Investments under agreements to resell	27,257	46,695
Trading investments	1,493,916	1,080,499
Available-for-sale investments	28,300	23,589
Held-to-maturity investments	17,424	15,364

Subtotal	2,257,301	1,967,355

Loans	6,704,199	7,622,550
Unearned income	(67,766)	(76,663)
Allowance for loan losses	(119,999)	(102,971)

Loans, net	6,516,434	7,442,916

Premises and equipment, net	176,193	175,185
Goodwill	586,262	586,262
Other assets	389,328	454,745

TOTAL ASSETS	9,925,518	10,626,463

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits:
Non-interest bearing	1,868,317	1,858,724
Interest bearing	3,795,575	4,613,253

Total deposits	5,663,892	6,471,977

Short-term borrowings	526,842	136,548
Investments sold under agreements to repurchase	361,653	270,750
Other liabilities	406,651	449,109
Long-term debt	1,594,531	1,868,331

TOTAL LIABILITIES	8,553,569	9,196,715

Minority interest	1	1

Shareholder’s equity:
Common stock	512,371	512,371
Other Shareholders’ equity	859,577	917,376

TOTAL SHAREHOLDERS’ EQUITY	1,371,948	1,429,747

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	9,925,518	10,626,463

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2005)

28. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(u) Article 9 Presentation of Income Statements and Balance Sheets (continued)

The following is a reconciliation of total assets presented in accordance with guidelines established by the Superintendency of Banks and the presentation prescribed by Article 9:

	As of December 31,
	2004	2005
	MCh$	MCh$
Total assets of the Bank under Chilean GAAP	9,996,575	10,692,761
Elimination of assets offset by liabilities:
Cash clearing account	(330,519)	(142,012)
Contingent loans	(551,330)	(723,907)
Reclassification of forward contracts	69,493	75,434
Reclassification of deferred taxes	(43,397)	(43,707)
U.S. GAAP adjustments, net	784,696	767,894

Total assets as per Article 9 presentation	9,925,518	10,626,463

(v) Income taxes

The reconciliation of the provision for income taxes charged to income under Chilean GAAP to the corresponding amounts under U.S. GAAP is as follows:

	Years ended December 31,
	2003	2004	2005
	MCh$	MCh$	MCh$
Tax expense for the year under Chilean GAAP	(14,763)	(19,010)	(21,391)
U.S. GAAP Adjustments:
Deferred tax effect of applying SFAS No. 109	(1,358)	497	—
Deferred tax effect of U.S. GAAP adjustments	2,145	(2,024)	2,416

Tax expense for the year under U.S. GAAP	(13,976)	(20,537)	(18,975)

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2005)

28. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(v) Income taxes (continued)

Deferred tax assets (liabilities) are summarized as follows:

	As of December 31,
	2004	2005
	MCh$	MCh$
Deferred Tax Assets:
Allowance for loan losses	22,009	19,116
Obligations with repurchase agreements	10,948	11,829
Leasing equipment	7,843	6,807
Deferred income taxes related to purchase accounting of Banco de A. Edwards	3,893	3,598
Personnel provisions	2,151	2,170
Staff vacations	1,726	1,813
Staff severance indemnities	1,378	1,805
Assets at market value	2,871	984
Accrued interests and readjustments from risky loan portfolio	1,131	928
Accruals interest and readjustments from past due loans	842	425
Charge-offs from financial investment	68	66
Other adjustments	8,644	10,248

Total Deferred Tax Assets	63,504	59,789

Deferred Tax Liabilities:
Deferred income taxes related to push down accounting adjustments	23,817	21,824
Investments with repurchase agreements	10,785	10,842
Depreciation and price-level restatement of fixed assets	5,087	6,225
Transitory assets	1,845	2,292
Other adjustments	1,863	2,524

Total Deferred Tax Liabilities	43,397	43,707

NET DEFERRED TAX ASSETS	20,107	16,082

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2005)

28. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(v) Income taxes (continued)

The provision (benefit) for income taxes under U.S. GAAP differs from the amount of income tax determined by applying the applicable Chilean statutory income tax rate to pretax income as a result of the following differences:

	Years ended December 31,
	2003	2004	2005
	MCh$	MCh$	MCh$
Chilean taxes due at the applicable statutory rate (1)	25,154	29,365	31,927
Increase (decrease) in rates resulting from:
Non-deductible expenses	3,527	5,106	4,021
Non-taxable income	(13,078)	(16,086)	(17,132)
Effect on tax and financial equity restatement (2)	(425)	(1,627)	(1,929)
Effect of income tax rate change on net deferred tax assets	(586)	—	—
Other	(616)	3,779	2,088

At effective tax rate	13,976	20,537	18,975

(1)	The Chilean statuary first category (corporate) income tax rate was 16.5% for 2003 and 17% for 2004 and 2005.
(2)	This item corresponds to the difference in the basis used for the price-level restatement calculation of shareholder’s equity for financial and tax purposes.

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

The following represents accumulated other comprehensive income balance, net of tax, for the years ended December 31, 2003, 2004 and 2005:

	Year ended December 31, 2005
	Before-tax amount	Tax (expense) or benefit	Net-of-tax amount
	MCh$	MCh$	MCh$
Beginning balance	(264)	(928)	(1,192)
Price-level restatement (1)	14	(2)	12
Unrealized gains on securities available for sale:
Unrealized gains arising during the period	(94)	16	(78)
Less: reclassification adjustment for gains included in income	—	—	—

Net unrealized gains	(94)	16	(78)
Adjustment for translation differences	(3,229)	—	(3,229)

Ending balance	(3,573)	(914)	(4,487)

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2005)

28. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(w) Comprehensive Income (continued)

	Year ended December 31, 2004
	Before-tax amount	Tax (expense) or benefit	Net-of-tax amount
	MCh$	MCh$	MCh$
Beginning balance	2,323	(971)	1,352
Price-level restatement (1)	(18)	3	(15)
Unrealized losses on securities available for sale:
Unrealized losses arising during the period	(264)	45	(219)
Less: reclassification adjustment for losses included in net income	27	(5)	22

Net unrealized losses	(237)	40	(197)
Adjustment for translation differences	(2,332)	—	(2,332)

Ending balance	(264)	(928)	(1,192)

	Year ended December 31, 2003
	Before-tax amount	Tax (expense) or benefit	Net-of-tax amount
	MCh$	MCh$	MCh$
Beginning balance	9,657	(1,537)	8,120
Price-level restatement (1)	(97)	16	(81)
Unrealized losses on securities available for sale:
Unrealized losses arising during the period	(8,957)	1,478	(7,479)
Less: reclassification adjustment for losses included in net income	5,624	(928)	4,696

Net unrealized losses	(3,333)	550	(2,783)
Adjustment for translation differences	(3,904)	—	(3,904)

Ending balance	2,323	(971)	1,352

(1)	Reflects the effect of inflation on the comprehensive income at the beginning of each period, adjusted to constant pesos of December 31, 2005.

(x) Segment information

The Bank presents information in accordance with Statement of Financial Accounting Standard No.131 “Disclosure about Segments of an Enterprise and Related Information,” which establishes standards for reporting information about operating segments and related disclosures about products and services and geographic areas. Operating segments are defined as components of an enterprise about which separate financial information is available that is regularly used by the Chief operating decision maker in deciding how to allocate resources and in assessing performance.

The Bank has strategically aligned its operations into five major segments of business based on its market segmentation and the needs of its clients and trading partners. The Bank manages and measures the performance of its operations through these business segments using an internal profitability reporting system. As stated by SFAS 131, figures for years before 2005 have been restated for comparative purpose according to the current segments in which the Bank measures its business areas during 2005. The internally reported segments are as follows:

Wholesale Market,

The Wholesale market business area serves the needs of corporate customers with annual sales in excess of Ch$1,200 million that are engaged in a wide spectrum of industry sectors. Services provided include depositing and lending in both Chilean pesos and foreign currency, trade and project financing, working capital financing, leasing, factoring, foreign trade financing, lines of credit, commercial mortgage loans and various non-credit services, such as financial consultancy, collections, supplier payments, payroll management and a wide array of treasury and risk management products, as well as electronic banking services.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2005)

28. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(x) Segment information (continued)

Retail Market,

The Retail market business area serves the financial needs of individuals and middle-market companies (with annual sales of up to Ch$1,200 million) through the Bank of branches network. The principal financial services offered include credit cards, debit cards, residential mortgage loans, consumer loans, commercial loans, leasing loans, as well as deposit services such as checking and savings accounts and time deposits.

International Banking,

The International Banking segment includes services offered principally through the Bank’s New York and Miami branches, but also includes representative offices in Buenos Aires, São Paulo and Mexico City and a worldwide network of correspondent banks.

Treasury,

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

Subsidiaries,

The Subsidiaries segment includes non-banking financial services that are offered through separate legal entities. These include securities brokerage, mutual fund and investment fund management, financial advisory services, factoring, insurance brokerage, securitization, trade, collection and sales services.

The financial information used to measures the performance of the Bank’s business segments is not necessarily comparable with similar information from other financial institutions because it is based on internal reporting policies. The accounting policies are the same as those applied under Chilean GAAP as described in Note 1, except as noted below:

•	The net interest margin of loans and deposits is measured on an individual transaction and individual client basis, stemming from the difference between the effective customer rate and the related Bank’s fund transfer price in terms of maturity, re-pricing and currency.

•	The results associated with the gap management (interest rate mismatches) have been allocated amongst different segments in accordance with the amount of long-term loans in each segment.

•	The performance of the business areas, measured by an internal profitability system considers results that are directly related to performance and not to overhead expenses of corporate and support departments, additional allowances (previously referred to as “voluntary allowances” under guidelines prior to 2004), taxes and other non-operating income and expenses.

•	The internal performance profitability system considers capital allocation in each segment in accordance to Basle guidelines.

•	Provisions for loan losses in each segment are measured on a client basis.

•	In addition to direct costs (consisting mainly of labor and administrative expenses), the Bank allocates the majority of its indirect operating costs to each business area based on the type and amount of the relevant transactions. These costs are mainly related to the use of technology and other computer equipment. Other indirect costs are allocated using activity-base costing methodology.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2005)

28. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(x) Segment information (continued)

The following tables show the results of the Bank by operating segments for the three years ended December 31, 2005:

	Year ended December 31, 2005 (1)
	Wholesale Market	Retail Market	Treasury	International Banking	Subsidiaries	Other (2)	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Operating Revenues	118,486	285,020	18,831	13,833	70,074	12,207	518,451
Provisions	10,103	(30,897)	—	812	(952)	(1,094)	(22,028)
Operating Expenses	(47,658)	(135,630)	(2,691)	(20,590)	(40,557)	(29,338)	(276,464)
Other income and expenses	(15,939)	(3,937)	(389)	(156)	(2,043)	4,620	(17,844)

Net income before taxes	64,992	114,556	15,751	(6,101)	26,522	(13,605)	202,115

	Year ended December 31, 2004 (1)
	Wholesale Market	Retail Market	Treasury	International Banking	Subsidiaries	Other (2)	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Operating Revenues	106,933	259,127	28,175	12,177	68,058	12,266	486,736
Provisions	(8,070)	(31,017)	—	(87)	(1,769)	(265)	(41,208)
Operating Expenses	(49,360)	(125,951)	(2,382)	(8,225)	(36,271)	(27,434)	(249,623)
Other income and expenses	(14,447)	(2,587)	(222)	(149)	(822)	(545)	(18,772)

Net income before taxes	35,056	99,572	25,571	3,716	29,196	(15,978)	177,133

	Year ended December 31, 2003 (1)
	Wholesale Market	Retail Market	Treasury	International Banking	Subsidiaries	Other (2)	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Operating Revenues	114,621	231,713	22,535	16,565	56,175	900	442,509
Provisions	(11,677)	(27,956)	—	2,203	(585)	1,148	(36,867)
Operating Expenses	(48,346)	(115,807)	(2,321)	(7,569)	(32,296)	(30,087)	(236,426)
Other income and expenses	(10,884)	(872)	(69)	(32)	(711)	(3,251)	(15,819)

Net income before taxes	43,714	87,078	20,145	11,167	22,583	(31,290)	153,397

(1)	Segment information disclosed above is based on internal reporting policies and does not conform to Chilean or U.S. GAAP.
(2)	“Other” includes the effect of conforming management accounting policies to accounting principles generally accepted in Chile and a number of non-allocated costs, such as corporate overhead expenses, voluntary provisions and depreciation costs. Also included within other are amounts of miscellaneous income or expenses that are not earned or incurred by one specific segment, including all external rental income.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2005)

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

A summary of activities by geographic area is as follows:

	As of December 31,
	2003	2004	2005
	MCh$	MCh$	MCh$
Total Interest Revenues
Republic of Chile	441,244	549,445	661,395
U.S.A.	13,997	13,488	18,754
Hong Kong	—	—	—

Total Net Income
Republic of Chile	126,896	154,332	186,092
U.S.A.	11,738	3,798	(5,502)
Hong Kong	—	(7)	134

Mortgage Loans
Republic of Chile	1,197,855	849,398	670,347
U.S.A.	—	—	—
Hong Kong	—	—	—

Commercial Loans
Republic of Chile	2,708,410	2,888,842	3,464,724
U.S.A.	97,263	81,668	46,178
Hong Kong	—	—	—

Income Taxes
Republic of Chile	(15,303)	(19,131)	(21,334)
U.S.A.	540	120	(29)
Hong Kong	—	1	(28)

Bank Premises and equipment
Republic of Chile	134,749	136,729	140,227
U.S.A.	914	717	2,223
Hong Kong	—	—	—

Total Assets
Republic of Chile	9,219,239	9,354,221	10,138,550
U.S.A.	603,234	642,352	554,198
Hong Kong	—	2	13

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2005)

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

Chilean pesos as of December 31, 2005)

28. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(y) Estimated Fair Value of Financial Instruments and Derivative Financial Instruments (continued)

The estimated fair values of financial instruments and derivatives financial instruments are as follows:

	As of December 31,
	2004		2005
	Carrying Amount	Estimated fair value	Carrying Amount	Estimated fair value
	MCh$	MCh$	MCh$	MCh$
ASSETS
Cash and due from banks	592,161	592,161	496,593	496,593
Interest bearing deposits in other banks	40,233	40,233	73,264	73,264
Term federal funds	58,010	58,010	231,351	231,351
Accounts receivable under spot foreign exchange transactions (1)	52,300	52,300	127,763	127,763
Financial investments	1,566,897	1,566,893	1,166,147	1,166,099
Loans, net (2)	6,516,434	6,674,373	7,442,916	7,378,358
Derivative instruments	75,788	75,788	76,844	76,844

LIABILITIES
Deposits	5,663,892	5,730,923	6,471,977	6,217,399
Accounts payable under spot foreign exchange transactions (1)	53,908	53,908	99,080	99,080
Investments under agreements to repurchase	361,653	361,653	270,750	270,750
Short term and long term borrowings	2,121,373	2,274,846	2,004,879	1,896,112
Derivative instruments	115,679	115,679	135,451	135,451

(1)	Included under the captions Other assets and Other liabilities.
(2)	The carrying amounts of loans in the above table excludes contingent loans since they represent undisbursed amounts under undrawn letters of credit and other credit guarantees granted by the Bank.

(z) Investments in other companies

As of December 31, 2003, 2004 and 2005, investments in other companies and the Bank’s participation in such companies’ results of operations for each of the periods indicated, consist of the following:

	As of and for the years ended December 31,						Ownership Interest 2005
	2003		2004		2005
	Investment	Income (Loss)	Investment	Income (Loss)	Investment	Income (Loss)
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	%
Artikos Chile S.A.	215	(2,120)	45	(171)	118	(183)	50.00
Servipag Ltda.	861	93	1,019	158	1,231	211	50.00
Redbanc S.A.	1,084	309	916	143	912	139	25.42
Soc. Operadora de Tarjetas de Crédito Nexus S.A.	1,047	151	1,104	178	1,144	182	25.81
Centro de Compensación Automatizado S.A. (CCA S.A.)	211	47	196	32	213	34	33.33
Administrador Financiero de Transantiago S.A.	—	—	—	—	1,270	70	20.00

Total investments in other companies accounted for under the equity method	3,418	(1,520)	3,280	340	4,888	453
Other investments carried at cost	2,740	328	2,886	137	2,917	126

Total investments in other companies	6,158	(1,192)	6,166	477	7,805	579

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2005)

28. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(aa) Bank premises and equipment, net

The major categories of Bank premises and equipment net of accumulated depreciation are as follows:

	As of December 31,
	2004	2005
	MCh$	MCh$
Land and buildings	106,332	106,188
Machinery and equipment	33,095	38,559
Assets under lease	27,809	22,104
Furniture and fixtures	5,539	5,186
Other assets	2,577	2,313
Vehicles	841	835

Bank premises and equipment, net	176,193	175,185

In accordance with rules of the Superintendency of Banks, bank premises and equipment are presented net of accumulated depreciation. As a result no information is available for either accumulated depreciation or total bank premises and equipment.

(ab) Other assets and other liabilities

(1) Other assets

	As of December 31,
	2004	2005
	MCh$	MCh$
Intangibles	145,676	131,966
Amounts receivable under spot foreign exchange transaction	52,300	127,763
Derivative instruments	75,788	76,844
Deferred income tax assets, net	20,107	16,082
Assets received in lieu of payment	18,828	15,399
Software investment and trademark licenses	11,487	14,297
Accounts receivable	7,820	11,467
Deferred sales commissions	5,441	9,270
Investments in other companies	6,166	7,805
VAT fiscal credit	3,665	5,670
Balances with domestic branches	4,324	4,584
Deferred asset on bonds issuances	8,371	4,178
Transactions in process	7,033	2,266
Accounts receivable for financial investments sold	—	1,993
Recoverable taxes	1,436	1,793
Deferred asset related to mortgage finance bonds issued by the bank	2,230	1,762
Deferred expenses	2,142	1,680
Accounts receivable for assets received in lieu of payment sold	3,020	1,305
Materials and supplies	492	624
Other	13,002	17,997

Total other assets	389,328	454,745

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2005)

28. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(ab) Other assets and other liabilities (continued)

(2) Other liabilities

	As of December 31,
	2004	2005
	MCh$	MCh$
Derivative instruments, net	115,679	135,451
Amounts payable under spot foreign exchange transaction	53,908	99,080
Accounts payable	130,048	84,743
Provision for minimum dividend	47,436	54,217
Temporary bank overdrafts	—	19,573
Accrued staff vacation expense	13,976	15,730
Accrued severance staff indemnities	7,908	6,788
Leasing deferred gains	4,823	6,676
VAT fiscal debit	3,320	4,235
Deferred liability on bonds issuances	8,371	4,178
Commissions deferred	4,327	4,110
Administration and credit card contract provision	3,342	3,739
Allowance of income taxes	8,296	2,568
Transactions in process	1,389	2,078
Legal contingencies provision	959	861
Other	2,869	5,082

Total other liabilities	406,651	449,109

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

	As of December 31,2004		As of December 31, 2005
	Book value	Contract amount	Book value	Contract amount
	MCh$	MCh$	MCh$	MCh$
Performance bonds	3,056	360,365	3,154	539,385
Standby letters of credits	240	24,592	11	11,074
Foreign office guarantees	53	15,908	133	21,976

Total	3,349	400,865	3,298	572,435

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

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2005)

28. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(ab) Other assets and other liabilities (continued)

The expiration of guarantees, per period is as follows:

	Due within 1 Year	Due after 1 year but within 3 year	Due after 3 years but within 5 years	Due after 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Performance bonds	354,325	158,882	22,898	3,280	539,385
Standby letters of credits	8,965	1,914	195	—	11,074
Foreign office guarantees	21,976	—	—	—	21,976

Total	385,266	160,796	23,093	3,280	572,435

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

	As of December 31, 2004			As of December 31, 2005
	Long-term	Short-term	Total	Long-term	Short-term	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Central Bank Credit lines for renegotiation of loans	1,999	—	1,999	1,407	—	1,407
Other Central Bank borrowings	—	111,518	111,518	—	—	—
Mortgage finance bonds	853,117	—	853,117	588,088	—	588,088
Bonds	188,050	—	188,050	324,704	—	324,704
Subordinated bonds	275,891	—	275,891	305,284	—	305,284
Borrowings from domestic financial institutions	—	27,349	27,349	—	90,160	90,160
Foreign borrowings	263,986	353,002	616,988	647,510	13,983	661,493
Investments under agreements to repurchase	—	361,653	361,653	—	270,750	270,750
Other obligations	11,488	34,973	46,461	1,338	32,405	33,743

Total other interest bearing liabilities	1,594,531	888,495	2,483,026	1,868,331	407,298	2,275,629

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2005)

28. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(ac) Other Interest Bearing Liabilities (continued)

Mortgage finance bonds

These bonds are used to finance the granting of mortgage loans. The outstanding principal amounts of the bonds are amortized on a quarterly basis. The range of maturities of these bonds is between five and twenty years. The bonds are linked to the UF index and carry a weighted average annual rate of interest of 4.07% as of December 31, 2005.

The maturities of outstanding mortgage bond amounts as of December 31, 2005 are as follows:

As of December 31, 2005
MCh$
Due within 1 year	72,128
Due after 1 year but within 2 years	55,128
Due after 2 years but within 3 years	53,566
Due after 3 years but within 4 years	52,419
Due after 4 years but within 5 years	51,023
Due after 5 years	303,824

Total mortgage finance bonds	588,088

(ad) Shareholders’ Equity

The Bank’s paid-in capital consists of 68,079,783,605 authorized shares of no fixed nominal value, issued and outstanding as of December 31, 2005. Dividends related to the year ended December 31, 2004 were paid-out based on the legal entities in existence as of the year end.

Dividends are declared and paid during the year subsequent to that in which the related net income was earned. Dividends were declared and paid to the respective shareholders of each of the merging banks based on prior year net income determined under Chilean GAAP for the years ended December 31, 2003, 2004 and 2005 (presented in constant Chilean pesos as of December 31, 2005) are as follows:

	Paid during the year ended December 31,
	2003	2004	2005
	MCh$	MCh$	MCh$
Dividends relating to Banco de Chile	56,278	139,213	158,580

Dividends per share relating to Banco de Chile	0.83	2.08	2.36

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2005)

28. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(ae) Fees and income from services

The Bank’s fees and income from services and non-operating income and expenses for the years ended December 31, 2003, 2004 and 2005 are summarized as follows:

	Years ended December 31,
	2003		2004		2005
	Income	Expenses	Income	Expenses	Income	Expenses
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Fees and income from services
Mutual funds	15,569	(1,480)	21,182	(1,896)	25,472	(2,286)
Insurance	11,140	(1,198)	14,925	(178)	20,023	(157)
Debit accounts and ATMs	16,243	(7,567)	18,203	(7,395)	19,812	(7,367)
Stock brokerage	10,526	(650)	13,321	(803)	15,131	(32)
Receipts and payment of services	7,623	(7)	8,258	(10)	9,380	(230)
Collection of overdue loans	9,155	—	8,877	—	8,656	—
Financial advisory services	5,681	—	4,799	—	8,134	—
Credit lines	5,863	—	6,990	—	7,272	—
Demand deposits	5,213	—	5,572	—	5,272	—
Income and revenue from assets received in lieu of payment	4,438	(1,861)	5,688	(1,675)	5,072	(1,553)
Contingent fees	3,464	—	3,864	—	4,349	—
Foreign trade and currency exchange	3,461	—	3,533	—	3,336	—
Letters of credit guarantees, collaterals and other contingent loans	1,845	—	3,083	—	3,020	—
Collection services	3,052	—	3,689	—	2,527	—
Prepaid loans	2,091	—	3,436	—	2,352	—
Custody and trust services	967	—	1,449	—	1,762	—
Leasing	1,739	(546)	1,684	(89)	1,590	(307)
Factoring	780	(3)	657	(52)	619	(9)
Sales force expenses	—	(11,536)	—	(11,596)	—	(15,015)
Cobranding expenses	—	(6,314)	—	(3,764)	—	(5,817)
Teller services expenses	—	(3,369)	—	(3,510)	—	(3,960)
Other	4,433	(2,606)	6,645	(3,206)	7,863	(4,999)

Total	113,283	(37,137)	135,855	(34,174)	151,642	(41,732)

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2005)

28. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(af) Non-operating income and expense

	Years ended December 31,
	2003		2004		2005
	Income	Expenses	Income	Expenses	Income	Expenses
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Non-operating income and expenses
Gains on sales of assets received in lieu of payment	1,361	—	873	—	4,386	—
Asset received in lieu of payment	403	—	1,060	—	2,832	—
Rental income	2,514	—	2,441	—	2,353	—
Income (losses) attributable to investments in other companies	—	(1,192)	477	—	579	—
Recoveries of expenses	552	—	604	—	295	—
Foreign trade income	6	—	151	—	131	—
Income from sale of fixed assets	559	—	308	—	122	—
Dividends received	21	—	58	—	91	—
Leasing income	1	—	78	—	56	—
Insurance claims	115	—	1	—	5	—
Amortization of intangibles	—	(18,634)	—	(16,486)	—	(13,710)
Charge-offs assets received in lieu of payment	—	(7,811)	—	(8,515)	—	(10,826)
Charge-offs	—	(2,396)	—	(1,375)	—	(1,284)
Provision for recovered leased assets	—	(1,458)	—	(1,506)	—	(1,062)
Write-offs for frauds	—	(114)	—	(1,101)	—	(546)
Expenses on charge-off for leasing	—	(642)	—	(251)	—	(359)
Fair Value Other	—	19	—	(77)	—	(347)
Advertising expenses	—	(47)	—	(55)	—	(62)
Reversal of adjustments and interest from previous years	—	(720)	—	(128)	—	(48)
Charge-offs and provision related to fixed assets	—	(132)	—	(45)	—	(24)
Legal contingencies provision	—	(156)	—	(189)	—	(20)
Charge-off obsolete materials	—	(341)	—	(1)	—	—
Provision and charge-offs other assets	—	(701)	—	(423)	—	—
Amortization of negative goodwill	—	(57)	—	-	—	—
Tax expenses from previous years	—	—	—	(2,328)	—	—
Other	497	(1,286)	481	(566)	420	(703)

Total	6,029	(35,668)	6,532	(33,046)	11,270	(28,991)

(ag) Recent accounting pronouncements

On March 17, 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets, an amendment of FASB Statement No. 140” (SFAS 156), which permits, but does not require, an entity to account for one or more classes of servicing rights (i.e., mortgage servicing rights, or MSRs) at fair value, with the changes in fair value recorded in the Consolidated Statement of Income. Management is currently evaluating the effect of the statement on the Bank’s results of operations and financial condition.

On February 16, 2006, the Financial Accounting Standards Board (FASB) issued SFAS No. 155, “Accounting for Certain Hybrid Instruments” (SFAS 155), which permits, but does not require, fair value accounting for any hybrid financial instrument that contains an embedded derivative that would otherwise require bifurcation in accordance with SFAS 133. The statement also subjects beneficial interests issued by securitization vehicles to the requirements of SFAS 133. The statement is effective as of January 1, 2007, with earlier adoption permitted. Management is currently evaluating the effect of the statement on the Bank’s results of operations and financial condition.

On November 3, 2005, the FASB issued FASB Staff Position (FSP) FAS 115-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.” This FSP, which is effective for reporting periods beginning after December 15, 2005, replaces the impairment evaluation guidance (paragraphs 10-18) of EITF issue No.03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments, with references to existing other-than-temporary (OTT) impairment guidance. The FSP also clarifies that an investor should recognize an impairment loss no later than when the impairment is deemed other than temporary, even if a decision to sell has not been made. The adoption of this FSP will not have a material effect on the Bank’s consolidated financial position, results of operations or cash flows.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2005)

28. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(ag) Recent accounting pronouncements (continued)

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections – A replacement of APB Opinion No. 20 and FASB Statement No. 3” (“SFAS 154”). SFAS 154 replaces APB Opinion No. 20, “Accounting Changes” (“APB 20”) and FASB Statement No. 3, “Reporting Accounting Changes in Interim Financial Statements,” and changes the requirements for the accounting for and reporting of a change in accounting principle. APB 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS 154 requires retrospective application to prior periods’ financial statements for voluntary changes in accounting principle and for changes required by new accounting pronouncements that do not include specific transition provisions, unless such application is impracticable. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The impact of SFAS 154 will depend on the accounting change, if any, in a future period.

29. New Accounting Policies

On December 20, 2005, the Superintendency of Banks and Financial Institutions issued Circular No. 3,345, which establishes new accounting policies for the valuation of financial instruments acquired for trading or investment, derivative instruments, accounting hedges and de-recognition of financial assets. Likewise, it complements and modifies accounting guidelines for foreign currency transactions.

Those standards must be applied by Banco de Chile, its subsidiaries and branches abroad beginning 2006. Likewise, the valuation differences that arise due to the initial application of this new standard, for those investments in force as of December 31, 2005, must be adjusted directly against the company shareholders’ equity.

The effects in the consolidated financial statements as of December 31, 2005, corresponding to the implementation of this new standard have not been quantified.

30. Relevant Events

(a) Agreement between Banco de Chile and U.S. regulators regarding the New York and Miami branches.

Banco de Chile agreed with the Office of the Comptroller of the Currency (“OCC”), and separately with the Board of Governors of the Federal Reserve System through the Federal Reserve Bank of Atlanta (together the “Federal Reserve”), as part of their targeted examinations of the New York and Miami Branches respectively, to the issuance by the OCC of a consent order, applicable to the New York branch, and the issuance by the Federal Reserve of a cease and desist order, applicable to the Miami branch. Pursuant to these February 1, 2005 orders, Banco de Chile has instituted an action plan that includes the maintenance of programs geared towards strengthening compliance with the Bank Secrecy Act and U.S. anti-money laundering laws.

In the opinion of the Banco de Chile’s management, as of December 31, 2005, the New York and Miami branches are in compliance with the OCC and Federal Reserve consent orders.

(b) The Ordinary Shareholders Meeting of Banco de Chile held on March 17, 2005, renewed the whole Board of Directors due to expiry of the legal and statutory term of the Board (three years) which ceased its functions. Additionally Alternate Directors were designated.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2005)

30. Relevant Events (continued)

After the corresponding vote held at the above mentioned Meeting, the following persons were elected as Bank Directors for a new three-year term:

Directors:	Jorge Awad Mehech
Fernando Cañas Berkowitz
Jacob Ergas Ergas
Thomas Fürst Freiwirth
Andrónico Luksic Craig
Guillermo Luksic Craig
Rodrigo Manubens Moltedo
Gonzalo Menéndez Duque
Máximo Pacheco Matte
Francisco Pérez Mackenna
Segismundo Schulin-Zeuthen Serrano

Deputy Directors:	Edmundo Eluchans Urenda
Jorge Ergas Heymann
At Extraordinary Board of Directors Meeting held on March 17, 2005, after the Ordinary General Shareholders’ Meeting mentioned above, the following designations were agreed:
Chairman of the Board:	Fernando Cañas Berkowitz

Vice-president of the Board:	Andrónico Luksic Craig

Board Advisors:	Jorge Díaz Vial
Francisco Garcés Garrido
Máximo Silva Bafalluy

(c) Board of Directors Meeting No. 2,596 held on March 24, 2005, agreed to begin the process of selling 1,701,994,590 shares of Banco de Chile acquired through the Share Repurchase Program issued by Banco de Chile during April 2004, as stated in articles 27 to 27 D of Law 18,046 on Corporations, in accordance with what was agreed upon at the Extraordinary Shareholders’ Meeting held on March 20, 2003 and the approval of the Superintendency of Banks and Financial Institutions in letter No. 6,650 dated June 5, 2003.

In accordance with the above, at meeting No. 2,599, held on May 12, 2005, the Board agreed to offer 100% of the shares purchased as per the aforementioned Repurchase Program, in two preferential offer periods. These preferential offers were in force from May 24 until July 22, 2005, period in which the shareholders acquired 2,773,842 shares, leaving 1,699,220,748 shares to be sold.

Likewise, in accordance with Article 27 C of the Corporations Law, Article 25 of Law No. 19,396 and Agreement No. 1194-01-050505 issued by the Chilean Central Bank, the remaining shares equivalent to 2.4959% of shares issued by Banco de Chile were registered for sale to third parties in the Santiago Stock Exchange (“Bolsa de Comercio de Santiago”), Securities Exchange (“Bolsa de Valores”). That process began on July 25 and ended on August 2, 2005 with the total liquidation of the 1,699,220,748 shares at a price of Ch$34.5 per share.

The complete transaction involving the sale of shares issued by Banco de Chile, implied a credit to shareholders’ equity “Reserves” in the amount of MCh$57,636.9 (in historical pesos).

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2005)

30. Relevant Events (continued)

(d) On October 12, 2005, Banco de Chile entered into agreements with the Office of the Comptroller of the Currency (OCC), and separately with the Financial Crimes Enforcement Network (FinCEN) requiring its New York and Miami branches (“the U.S. Branches”) a total payment of a three million dollars civil money penalty to resolve allegations related to Bank Secrecy Act, in particular its U.S. anti – money laundering compliance program and suspicious activity reporting obligations.

Likewise and with the same date, the Financial Crimes Enforcement Network issued an Assessment of Civil Money Penalty, and the Office of the Comptroller of the Currency issued a Consent Order for Civil Money Penalty.

(e) On December 29, 2005, Banco de Chile informed that on December 28, it had signed a Mortgage life Insurance Agreement with Banchile Seguros de Vida S.A., a company related to Banco de Chile, which states the particular terms of the mortgage insurance purchased by Banco de Chile for its portfolio of debtors with the mentioned entity, in accordance with Article 44 of the Corporations Law. Banco de Chile’s Board deemed that the price and other terms of the transactions are in accordance with the conditions normally prevailing in the market.