Form 20-F
period 2006-12-31
BANK OF CHILE
filed 2007-06-29
CIK 1161125

As filed with the Securities and Exchange Commission on June 29, 2007

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

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

Shares of common stock: 69,037,564,665

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes   ☒     No   ☐

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

Pursuant to Chilean GAAP, unless otherwise indicated, financial data for all full-year periods through December 31, 2006 included in our audited consolidated financial statements and in the other financial information contained elsewhere in this annual report have been restated in constant Chilean pesos of December 31, 2006.

In this annual report, references to “$,” “U.S.$,” “U.S. dollars” and “dollars” are to United States dollars, references to “pesos” or “Ch$” are to Chilean pesos, and references to “UF” are to “Unidades de Fomento.” The UF is an inflation-indexed Chilean monetary unit of account with a value in Chilean pesos that is linked to and adjusted daily to reflect changes in the Consumer Price Index of the Instituto Nacional de Estadísticas, or the Chilean National Institute of Statistics. As of December 31, 2006, one UF equaled U.S.$34.31 and Ch$18,336.38. See Note 1 to our audited consolidated financial statements. Percentages and certain dollar and peso amounts contained in this annual report have been rounded for ease of presentation.

This annual report contains translations of certain Chilean peso amounts into U.S. dollars at specified rates solely for your convenience. These translations should not be construed as representations that the Chilean peso amounts actually represent such U.S. dollar amounts, were converted from U.S. dollars at the rate indicated in preparing our audited consolidated financial statements or could be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, such U.S. dollar amounts have been translated from Chilean pesos based on the observed exchange rate, as described in “Item 3. Key Information—Selected Financial Data—Exchange Rates,” reported by the Banco Central de Chile, or the Central Bank, for December 29, 2006 (the latest practicable date, as December 30 and 31, 2006 were banking holidays in Chile). The observed exchange rate on June 22, 2007 was Ch$525.41 = U.S.$1.00. The rate reported by the Central Bank is based on the rate for the prior business day in Chile and is the exchange rate specified by the Chilean Superintendency of Banks for use by Chilean banks in the preparation of their financial statements. The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos.

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

SELECTED FINANCIAL DATA

The following table presents historical financial information about us as of the dates and for each of the periods indicated. The following table should be read in conjunction with, and is qualified in its entirety by reference to, our audited consolidated financial statements appearing elsewhere in this annual report. Our audited consolidated financial statements are prepared in accordance with Chilean GAAP and the rules of the Chilean Superintendency of Banks, which together differ in certain significant respects from U.S. GAAP. Note 28 to our audited consolidated financial statements provides a description of the material differences between Chilean GAAP and U.S. GAAP and a reconciliation to U.S. GAAP of net income for the years ended December 31, 2004, 2005 and 2006 and shareholders’ equity at December 31, 2005 and 2006.

	At or for the year ended December 31,
	2002		2003		2004		2005		2006		2006
	(in millions of constant Ch$ as of December 31, 2006, except share data)										(in thousands of U.S.$)
CONSOLIDATED INCOME STATEMENT DATA
Chilean GAAP:
Interest revenue	Ch$	717,702	Ch$	567,485	Ch$	597,371	Ch$	697,784	Ch$	777,654	U.S.$	1,455,109
Interest expense		(352,207)		(221,645)		(227,283)		(316,677)		(372,244)		(696,525)

Net interest revenue		365,495		345,840		370,088		381,107		405,410		758,584
Provisions for loan losses		(97,163)		(37,642)		(42,073)		(22,491)		(36,228)		(67,788)
Total fees and income from services, net		83,397		103,527		133,248		140,177		133,541		249,876
Total other operating income (loss), net		3,466		2,436		(6,411)		7,935		21,779		40,752
Total other income and expenses, net		(16,002)		(11,668)		(11,233)		(6,361)		3,905		7,305
Total operating expenses		(272,310)		(241,391)		(254,865)		(282,318)		(300,537)		(562,350)
Loss from price-level restatement		(10,508)		(4,376)		(7,897)		(11,690)		(8,526)		(15,953)

Income before income taxes		56,375		156,726		180,857		206,359		219,344		410,426
Income taxes		1,263		(15,180)		(19,414)		(21,840)		(24,096)		(45,087)

Net income		57,638		141,546		161,443		184,519		195,248		365,339

Earnings per share(1)		0.85		2.08		2.41		2.75		2.84		0.0053
Dividends per share(2)		2.20		0.85		2.09		2.45		2.25		0.0042
Weighted average number of shares (in millions)		68,079.78		68,079.78		66,932.68		67,091.30		68,821.30		—
U.S. GAAP(3):
Interest revenue		779,149		490,324		623,955		719,728		795,628		1,488,741
Interest expense		(375,661)		(221,337)		(230,631)		(324,031)		(376,611)		(704,697)
Net interest revenue		403,488		268,987		393,324		395,697		419,017		784,045
Provisions for loan losses		(116,722)		(29,717)		(33,339)		(23,496)		(51,932)		(97,173)
Net income		18,566		141,379		155,397		172,375		172,836		323,403
Earnings per share(1)		0.27		2.08		2.32		2.57		2.51		4.70
Weighted average number of total shares(4)		68,080		68,080		66,933		67,091		68,821		—

	At or for the year ended December 31,
	2002		2003		2004		2005		2006		2006
	(in millions of constant Ch$ as of December 31, 2006, except share data)										(in thousands of U.S.$)
CONSOLIDATED BALANCE SHEET DATA
Chilean GAAP:
Cash and due from banks		740,712		928,979		942,054		673,154		1,219,073		2,281,072
Investments purchased under agreements to resell		35,235		32,157		27,830		47,676		53,314		99,759
Financial investments		1,697,447		2,027,922		1,665,790		1,408,356		1,253,441		2,345,380
Loans, net of allowances		6,510,539		6,587,549		7,124,167		8,233,976		9,550,187		17,869,854
Derivative instruments		—		—		—		—		50,501		94,495
Other assets		424,682		452,135		446,662		549,881		633,770		1,185,880

Total assets		9,408,615		10,028,742		10,206,503		10,913,043		12,760,286		23,876,440

Deposits		5,627,501		5,761,771		6,120,290		6,752,882		8,031,027		15,027,276
Other interest bearing liabilities		2,501,435		2,787,314		2,498,589		2,291,170		2,451,796		4,587,683
Derivative instruments		9,103		9,571		47,156		61,277		69,955		130,897
Other liabilities		593,588		715,834		826,977		1,016,330		1,372,877		2,568,862

Total liabilities		8,731,627		9,274,490		9,493,012		10,121,659		11,925,655		22,314,718
Shareholders’ equity	Ch$	676,988	Ch$	754,252	Ch$	713,491	Ch$	791,384	Ch$	834,631	U.S.$	1,561,722
U.S. GAAP(3):
Financial investments		1,570,421		1,768,351		1,565,489		1,142,959		973,052		1,820,729
Loans, net		6,143,856		6,220,512		6,653,280		7,599,218		8,645,198		16,176,483
Total assets		9,414,834		9,982,678		10,158,270		10,845,350		12,316,991		23,046,968
Total liabilities		8,013,224		8,529,146		8,757,512		9,385,579		10,840,573		20,284,365
Total shareholders’ equity		1,401,610		1,453,532		1,400,758		1,459,771		1,476,418		2,762,603

	At or for the year ended December 31,
	2002	2003	2004	2005	2006
CONSOLIDATED RATIOS
Chilean GAAP:
Profitability and Performance
Net interest margin(5)	4.10%	3.90%	4.09%	4.10%	3.95%
Return on average total assets(6)	0.59	1.45	1.59	1.75	1.68
Return on average shareholders’ equity(7)	8.69	20.01	23.56	26.66	25.00
Capital
Average shareholders’ equity as a percentage of average total assets	6.75	7.22	6.75	6.56	6.73
Bank regulatory capital as a percentage of minimum regulatory capital	218.35	202.71	179.13	184.06	165.71
Ratio of liabilities to regulatory capital(8)	14.10	15.14	17.20	16.68	18.65
Credit Quality
Substandard loans as a percentage of total loans(9)	6.69	5.16	6.51	4.62	3.73
Past due loans as a percentage of total loans	2.35	1.69	1.23	0.87	0.64
Allowances for loan losses as a percentage of substandard loans(9)	52.44	55.56	34.30	37.26	40.06
Allowances for loan losses as a percentage of past due loans	149.07	170.09	181.59	198.05	235.03
Allowances for loan losses as a percentage of total loans	3.51	2.87	2.23	1.72	1.50
Past due amounts as a percentage of bank regulatory capital	25.63	18.67	16.23	12.00	9.65
Consolidated risk index(10)	3.00	2.36	2.23	1.72	1.50
Operating Ratios
Operating expenses/operating revenue	60.20	53.43	51.29	53.35	53.60
Operating expenses/average total assets	2.77	2.46	2.51	2.68	2.59
U.S. GAAP:
Profitability and Performance
Net interest margin(11)	4.53	3.03	4.34	4.25	4.08
Return on average total assets(12)	0.19	1.44	1.53	1.64	1.48

(1)	Earnings per share data have been calculated by dividing net income by the weighted average number of common shares outstanding during the year.

(2)	Dividends per share data are calculated by dividing the amount of the dividend paid by the number of shares outstanding.

(3)	All U.S. GAAP numbers use Article 9 presentation. All U.S. GAAP figures have been calculated taking into account the U.S. GAAP adjustments set forth in Note 28 to our audited consolidated financial statements.

(4)	For 2004, the weighted average of shares outstanding includes the effect of the repurchase of our shares during 2004. For 2005, the weighted average of shares outstanding includes the effect of the sale of 1,701,994,590 shares issued by us in accordance with our share repurchase program. For 2006, the weighted average of shares outstanding includes the effect of the issuance and distribution of 957,781,060 shares as a result of the capitalization of retained earnings.

(5)	Net interest revenue divided by average interest earning assets. The average balances for interest earning assets, including interest and readjustments, have been calculated on the basis of our daily balances and on the basis of monthly balances for our subsidiaries.

(6)	Net income (loss) divided by average total assets. The average balances for total assets have been calculated on the basis of our daily balances and on the basis of monthly balances for our subsidiaries.

(7)	Net income (loss) divided by average shareholders’ equity. The average balances for shareholders’ equity have been calculated on the basis of our daily balances.

(8)	Total liabilities divided by bank regulatory capital.

(9)	See “Item 4. Information on the Company—Selected Statistical Information—Analysis of Substandard Loans and Amounts Past Due.”

(10)	The guidelines used to calculate our consolidated risk index were amended in 2004. As a result, our consolidated risk index as of December 31, 2004, 2005 and 2006 are not comparable to the consolidated risk index presented for preceding 2004. See Note 1 to our audited consolidated financial statements.

(11)	Net interest revenue under U.S. GAAP divided by average interest earning assets.

(12)	Net income under U.S. GAAP divided by average total assets.

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

Purchases and sales of foreign exchange which may be effected outside the Formal Exchange Market can be carried out in the Mercado Cambiario Informal, or the Informal Exchange Market. There are no limits imposed on the extent to which the rate of exchange in the Informal Exchange Market can fluctuate above or below the observed exchange rate. On December 29, 2006 (the latest practicable date as December 30 and 31, 2006 were banking holidays in Chile), the average exchange rate in the Informal Exchange Market was Ch$532.25 per U.S.$1.00, or 0.41% lower than the published observed exchange rate of Ch$534.43 per U.S.$1.00.

The following table sets forth the annual low, high, average and period-end observed exchange rate for U.S. dollars for each year beginning in 2002, as reported by the Central Bank:

	Daily Observed Exchange Rate Ch$ per U.S.$(1)
Year	Low(2)		High(2)		Average(3)		Period End(4)
2002	Ch$	641.75	Ch$	756.56	Ch$	688.94	Ch$	712.38
2003		593.10		758.21		691.40		599.42
2004		559.21		649.45		609.55		559.83
2005		509.70		592.75		559.77		514.21
2006		511.44		549.63		530.26		534.43
December		524.78		534.43		527.58		534.43
2007
January		532.39		545.18		540.51		545.18
February		535.29		548.67		542.27		538.42
March		535.36		541.95		538.49		539.37
April		527.08		539.69		532.30		527.08
May		517.64		527.52		522.02		527.52
June(5)		524.10		529.32		526.40		525.41

Source: Central Bank.

(1)	Nominal amounts.

(2)	Exchange rates are the actual low and high, on a day-by-day basis for each period.

(3)	The average of monthly average rates during the year.

(4)	As reported by the Central Bank the first business day of the following period.

(5)	Period from June 1, 2007 through June 22, 2007.

The observed exchange rate on June 22, 2007 was Ch$525.41 = U.S.$1.00. The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos.

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

On October 12, 2005, we entered into agreements with the OCC, and separately with the Financial Crimes Enforcement Network, or FinCEN, requiring a U.S.$3 million civil penalty, payable by our New York and Miami branches, to resolve allegations related to the Bank Secrecy Act, anti-money laundering compliance and related matters. The implementation of activities related to the re-documentation of client folders and certain specific activities of the internal controls program of the branch in connection with the action plan have required a period of time greater than what was anticipated pursuant to the action plan. However, this plan was fully completed on March 31, 2007. Currently, other actions are being implemented in connection with the fulfillment of the OCC and Federal Reserve Orders, as those actions must be completed prior to the end of the third quarter of 2007. Our failure to satisfy the terms of the orders could result in additional supervisory actions against our New York and Miami branches, including the assessment of additional civil monetary penalties. See “Item 8. Financial Information—Legal Proceedings.”

The growth of our loan portfolio may expose us to increased loan losses.

From December 31, 2002 to December 31, 2006, our aggregate loan portfolio, net of interbank loans (on an unconsolidated basis) grew by 62.2% in nominal terms and 48.1% in real terms to Ch$9,460,867 million. During the same period, our consumer loan portfolio grew by 159.8% in nominal terms and 137.2% in real terms to Ch$1,072,324 million, each calculated in accordance with the loan classification system of the Chilean Superintendency of Banks. Expansion of our loan portfolio (particularly in the retail market) may expose us to a higher level of loan losses and require us to establish higher levels of allowances for loan losses. For the year ended December 31, 2006, total allowances for loan losses accounted for Ch$140,960 million, or 1.49%, of total average loans.

Our loan portfolio may not continue to grow at the same or similar rate.

We cannot assure you that in the future our loan portfolio will continue to grow at historical rates. According to the Chilean Superintendency of Banks, from December 31, 2002 to December 31, 2006, the aggregate amount of loans outstanding in the Chilean banking system (on an unconsolidated basis) grew by 63.3% in nominal terms and 52.8% in real terms to Ch$52,302,169 million. A reversal of this rate of growth of the Chilean economy could adversely affect the rate of growth of our loan portfolio and our risk index and, accordingly, increase our required allowances for loan losses. See “Item 4. Information on the Company—Regulation and Supervision” and “Item 4. Information on the Company —Selected Statistical Information.”

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

Although we historically emphasized banking for the wholesale market and high income individuals, an increasing proportion of our retail market consists of middle-sized and small companies (approximately 7.8% of the value of our total loan portfolio at December 31, 2006, including companies with annual sales of up to Ch$1,200 million) and, to a lesser extent, of lower income individuals (approximately 2.9% of the value of our total loan portfolio at December 31, 2006, including individuals with monthly incomes between Ch$170,000 and Ch$380,000). Our strategy includes increasing lending and providing other services to attract additional retail customers. These customers are likely to be more severely affected by adverse developments in the Chilean economy than large corporations and high-income individuals. Consequently, in the future we may experience higher levels of past due loans, which could result in higher allowances for loan losses. The levels of past due loans and subsequent write-offs may be materially higher in the future. See “Item 4. Information on the Company—Business Overview—Principal Business Activities.”

Our affiliate may be obligated to sell shares of our stock in the public market if we do not pay sufficient dividends.

As of December 31, 2006, Sociedad Administradora de la Obligacion Subordinada S.A., or SAOS, our affiliate, holds 41.42% of our shares as a consequence of our 1996 reorganization. The reorganization was partially due to our 1989 repurchase from the Central Bank of certain non-performing loans that we had previously sold to the Central Bank and later exchanged for subordinated debt without a fixed term. Under the terms of a repayment obligation in favor of the Central Bank that SAOS assumed to replace the Central Bank subordinated debt, SAOS may be required to sell some of our shares to the public. See “Item 4. Information on the Company—History and Development of the Bank—History—The 1982-1983 Economic Crisis and the Central Bank Subordinated Debt.” See Note 28(a) to our audited consolidated financial statements.

In exchange for assuming the Central Bank indebtedness, SAOS received from SM-Chile S.A., a holding company that controls us and SAOS, 63.6% of our shares as collateral for this indebtedness. As a result of our merger with Banco de A. Edwards, the percentage of our shares held by SAOS decreased to 42.0%. As a result of the share dividend paid in May 2006 and in May 2007, the percentage further decreased to 40.9%. Dividends received from us are the sole source of SAOS’s revenue, which it must apply to repay this indebtedness. However, under SAOS’s agreement with the Central Bank, we have no obligation to distribute dividends to our shareholders. To the extent distributed dividends are not sufficient to pay the amount due on this indebtedness, SAOS is permitted to maintain a cumulative deficit balance with the Central Bank that SAOS commits to pay with future dividends. If the cumulative deficit balance exceeds an amount equal to 20% of our capital and reserves, the Central Bank may require SAOS to sell a sufficient number of shares of our stock owned by SAOS to pay the entire accumulated deficit amount. As of April 30, 2007, SAOS maintained a surplus with the Central Bank of Ch$12,516 million, equivalent to 1.85% of our capital and reserves. As of the same date, Ch$135,589 million would have represented 20% of our capital and reserves. If from time to time in the future our shareholders decide to retain and capitalize all or part of our annual net income in order to finance our future growth, and to distribute stock dividends among our shareholders, the Central Bank may require us to pay the portion of the net income corresponding to shares owned by SAOS in cash to SAOS. If we distribute stock dividends and the Central Bank does not require us to pay that portion in cash, the shares received by SAOS must be sold by SAOS within the following 12 months. The shareholders of SM-Chile will have a right of first refusal with respect to that sale.

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

Our results of operations depend to a great extent on our net interest revenue, which represented 72.3% of our operating revenue in 2006. Changes in market interest rates could affect the interest rates earned on our interest-earning assets differently from the interest rates paid on our interest-bearing liabilities, leading to a reduction in our net interest revenue. Interest rates are highly sensitive to many factors beyond our control, including the reserve policies of the Central Bank, deregulation of the financial sector in Chile, domestic and international economic and political conditions and other factors. Any volatility in interest rates could have a material adverse effect on our financial condition or results of operations. The average annual short-term interest rate (based on the rate paid by Chilean financial institutions) for 90 to 360 day deposits was 1.07% in 2004, 1.89% in 2005 and 2.83% in 2006. The average long-term interest rate based on the Central Bank’s eight-year bonds was 3.51% in 2004, 2.55% in 2005 and 2.98% in 2006. See “Item 5. Operating and Financial Review and Prospects—Operating Results—Overview—Inflation” and “Item 5. Operating and Financial Review and Prospects — Operating Results—Overview—Interest Rates.”

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

As of May 10, 2007, LQ Inversiones Financieras S.A., a holding company beneficially owned by Quiñenco S.A., beneficially owned approximately 52.1% of our outstanding voting rights. These principal shareholders are in a position to elect a majority of the members of our board of directors, direct our management and control substantially all matters that are to be decided by a vote of the shareholders, including fundamental corporate transactions.

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

While our ADSs have been listed on the New York Stock Exchange, or NYSE, since the first quarter of 2002, there can be no assurance that an active trading market for our ADSs will be sustained. During 2006, a daily average of 14,776 American Depositary Receipts, or ADRs, were traded on the NYSE. Although our shares are traded on the Santiago Stock Exchange, the Valparaiso Stock Exchange and the Chilean Electronic Stock Exchange, the market for our shares in Chile is small and illiquid. At December 31, 2006, approximately 13.41% of our outstanding shares are held by shareholders other than our principal shareholders, including SM-Chile and SAOS.

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

The Chilean government’s economic policies and any future changes in the value of the Chilean peso against the U.S. dollar could affect the dollar value of our common stock and our ADSs. The peso has been subject to large devaluations in the past and could be subject to significant fluctuations in the future. In the period from December 31, 2004 to December 31, 2006, the value of the U.S. dollar relative to the Chilean peso decreased approximately 9.9%, as compared to a 1.8% increase in value in the period from December 31, 2005 to December 31, 2006.

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

Our results of operations may be affected by fluctuations in the exchange rates between the peso and the U.S. dollar despite our policy and Chilean regulations relating to the general avoidance of material exchange rate mismatches. In order to reduce the effect of exchange rate mismatches we enter into forward exchange transactions. As of December 31, 2006, the net position of our foreign currency denominated assets and Chilean peso-denominated assets, which contain repayment terms linked to changes in foreign currency exchange rates, exceeded our foreign currency denominated liabilities and Chilean peso-denominated liabilities, which contain repayment terms linked to changes in foreign currency exchange rates, by Ch$16,925 million, or 2.6% of our paid-in capital and reserves.

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

Although Chilean inflation has moderated in recent years, Chile has experienced high levels of inflation in the past. High levels of inflation in Chile could adversely affect the Chilean economy and, indirectly, the value of our ADSs. The annual rate of inflation (as measured by changes in the Consumer Price Index and as reported by the Chilean National Institute of Statistics) during the last five years ended December 31, 2006 and the first five months of 2007 was:

Year	Inflation (Consumer Price Index)
2002	2.8%
2003	1.1
2004	2.4
2005	3.7
2006	2.6
2007 (through May 31)	1.8%

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

A substantial amount of our loans are to borrowers doing business in Chile. Accordingly, the recoverability of these loans, our ability to increase the amount of loans outstanding and our results of operations and financial condition, in general, are dependent to a significant extent on the level of economic activity in Chile. The Chilean economy has been influenced, to varying degrees, by economic conditions in other emerging market countries. We cannot assure you that the Chilean economy will continue to grow in the future or that future developments in or affecting the Chilean economy will not materially and adversely affect our business, financial condition or results of operations. Furthermore, although our operations (with the exception of our branches in New York and Miami, our trade services subsidiary in Hong Kong and our four representative offices located in Buenos Aires, Sao Paulo, Mexico City and Beijing) are currently limited to Chile, we may in the future pursue a strategy of expansion into other Latin American countries. The potential success of such strategy will depend in part on political, social and economic developments in such countries.

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

We are a full-service financial institution providing, directly and indirectly through our subsidiaries and affiliates, a wide variety of credit and non-credit products and services to all segments of the Chilean financial market. Our operations are organized in five principal business segments:

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

We offer international banking services through our branches in New York and Miami, our trade services subsidiary in Hong Kong, our representative offices in Buenos Aires, Sao Paulo, Mexico City and Beijing and a worldwide network of correspondent banks. In addition to our commercial banking operations, through our subsidiaries, we offer a variety of non-banking financial services including securities brokerage, mutual fund management, financial advisory services, factoring, insurance brokerage, securitization, collection and sales services.

As of December 31, 2006, we had:

•	total assets of Ch$12,760,286 million (U.S.$ 23,876 million);

•	loans outstanding of Ch$9,695,166 million (U.S.$ 18,141 million);

•	deposits of Ch$8,031,027 million (U.S.$ 15,027 million); and

•	shareholders’ equity including net income of Ch$834,631 million (U.S.$ 1,562 million).

According to information published by the Chilean Superintendency of Banks, as of December 31, 2006, we were the second largest private bank in Chile in terms of total loans (excluding interbank loans) with a market share of 18.1%.

We are headquartered in Santiago, Chile and, as of December 31, 2006, had 11,219 employees and delivered financial products and services through a nationwide network of 282 branches and 1,456 ATMs that form part of a network of 5,387 ATMs operated by Redbanc S.A., a company owned by us and 13 other private sector financial institutions.

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

Merger with Banco de A. Edwards

On December 6, 2001, our shareholders approved the merger with Banco de A. Edwards, which became effective on January 1, 2002. Banco de A. Edwards had been listed on the NYSE since 1995, and in January 2002, we were listed on the NYSE under the symbol BCH. Since 2002, our shares have also been listed on the Latin American Stock Exchange of the Madrid Stock Exchange, or Latibex, and the London Stock Exchange, or LSE.

We concluded the merger process at the end of 2002 with the consolidation of a new corporate structure and the integration of our technological platforms. In 2001 and 2002, we incurred merger related costs of approximately Ch$15,975 million and Ch$33,818 million, respectively. No further costs related to the merger have been incurred since 2002.

Neos and Related Projects

In 2003, we developed the groundwork for “Neos,” our technological innovation platform that provides information necessary for designing specific value proposals for every market subsegment and that simultaneously improves the quality of our service and increases efficiency. During 2004, we concluded the initial phases of “Neos,” which consisted of implementing a new management control platform that supports internal administration, a customer relationship management system, which manages client service requirements and global client information, a new core banking products system and a new accounting system.

During 2005, we successfully concluded the implementation of the Enterprise Resource Planning system, which, in its orientation towards self-service applications, provides human resources solutions. We also deployed a Customer Relationship Management, or CRM, service platform in all our retail branches and call centers. It mainly allows for preventive functions, the management of commercial campaigns and the tracking of credit approvals. In addition, the new accounting system was deployed.

During 2006, we expanded the CRM system and related processes to our corporate and private banking businesses, thus covering all of our segments and branch networks, with the exception of Credichile. We also introduced important improvements in this system, adding functionalities mainly related to the opportunity and post-sale modules. As part of the new core banking system, commercial and consumer loans were placed into the new loan module. In addition, we initiated the replacement of the teller system, which will enable faster and more accurate customer service. Also during 2006, a Customer Intelligence solution was implemented to improve customer acquisition, cross-selling, segmentation and retention.

There are important challenges scheduled for 2007. The new core banking solution phases include the implementation of liability products such as checking accounts and time deposits. The commercial platform (CRM) will be expanded to the our Banco CrediChile consumer division, while the teller solution will be expanded to the entire Bank’s networks. Finally, during 2007, we will launch a Business Intelligence initiative to implement an Operational Data Store (ODS) and a new Data Warehouse to build the foundations upon which new management tools will be developed.

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

The original repayment terms of our Central Bank subordinated debt, which at December 31, 1989 equaled approximately Ch$1,137,026 million, or U.S.$2,128 million, required that a certain percentage of our income before provisions for the subordinated debt be applied to repay this obligation. The Central Bank subordinated debt did not have a fixed maturity, and payments were made only to the extent that we earned income before provisions for the subordinated debt. In 1993 we applied 72.9% of our income before provisions for the Central Bank subordinated debt to the repayment of this debt. In 1994 we applied 67.6% and in 1995 we applied 65.8% of our income before provisions for the Central Bank subordinated debt to the repayment of this debt.

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

In exchange for assuming the Central Bank indebtedness, SAOS received from SM-Chile, a holding company that beneficially owns SAOS and us, 63.6% of our shares as collateral for this indebtedness. As a result of our merger with Banco de A. Edwards, the percentage of our shares held by SAOS decreased to 42.0%. As a result of the share dividend paid in May 2006 and in May 2007, the percentage further decreased to 40.9%. Dividends received from us are the sole source of SAOS’s revenue, which it must apply to repay this indebtedness. However, under SAOS’s agreement with the Central Bank, we have no obligation to distribute dividends to our shareholders. To the extent distributed dividends are not sufficient to pay the amount due on this indebtedness, SAOS is permitted to maintain a cumulative deficit balance with the Central Bank that SAOS commits to pay with future dividends. If the cumulative deficit balance exceeds an amount equal to 20% of our paid-in capital and reserves, the Central Bank may require SAOS to sell a sufficient number of shares of our stock owned by SAOS to pay the entire accumulated deficit amount. As of April 30, 2007, SAOS maintained a surplus with the Central Bank of Ch$12,516 million, equivalent to 1.85% of our paid-in capital and reserves. As of the same date, Ch$135,589 million would have represented 20% of our paid-in capital and reserves. See “Item 3. Key Information—Risk Factors—Risks Relating to our Operations and the Banking Industry.” Our affiliate may be obligated to sell shares of our stock in the public market if we do not pay sufficient dividends. See Note 28(a) to our audited consolidated financial statements.

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

Capital Expenditures

The following table reflects our capital expenditures in each of the three years ended December 31, 2004, 2005 and 2006:

	For the Year Ended December 31,
	2004		2005		2006
	(in millions of constant Ch$ as of December 31, 2006)
Computer equipment	Ch$	7,245	Ch$	8,379	Ch$	9,409
Furniture, machinery and installations		4,903		7,536		10,745
Real estate		420		2,390		1,661
Vehicles		453		351		325

Subtotal		13,021		18,656		22,140
Software		7,980		7,411		10,872

Total	Ch$	21,001	Ch$	26,067	Ch$	33,012

Our budget for capital expenditures in 2007 is Ch$51,164 million, substantially all of which will be used in Chile. Capital expenditures planned for 2007 consist mainly of expenditures for information technology and the continued implementation of “Neos.” We also expect to open new branches and ATMs, refurbish some existing branches and our main building that serves as our executive offices, and perform other maintenance in the ordinary course of our business.

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

Expand Retail Customer Base

Our banking strategy is focused on maintaining and developing long-term relationships with our customers and expanding our customer base, especially in the retail business segment and in segments with strong growth potential, such as lower-income individuals and micro-businesses by enlarging our distribution network, strengthening our electronic channels, emphasizing customer service and providing a broad range of financial products and services. In order to provide our customers with improved and value-added services, we are developing a new customer relationship management system and providing additional sales and service training to our business account executives.

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

Expand Fee-Based Services

In recent years, our margins from traditional lending activities have declined significantly and, as a result, we have increasingly shifted our focus to developing other sources of revenue, such as fee-based products and services. Our consolidated income from fees and other services has continued to be an important source of income during the last three years and was Ch$140,177 million (U.S.$262 million) and Ch$133,541 million (U.S.$250 million) in 2005 and 2006, respectively, representing 26.5% and 23.8% of operating revenues for each year. We seek to continue to grow our fee-based revenues by developing new services and by strategically cross-selling these services to our base of existing retail and wholesale banking customers. For our wholesale banking customers, we intend to actively market new and existing fee-based services such as electronic banking, receivables collection, payroll services, supplier payments, investment advisory services and cash management. For our retail banking customers, we intend to increase revenues from new and existing fee-based services such as electronic banking, ATMs, general checking services, credit cards, mutual funds, securities brokerage and insurance brokerage.

Maximize Operating Efficiencies

In 2006, our consolidated operating expenses represented approximately 53.6% of our operating revenue. As the Chilean banking sector continues to grow, we believe that a low-cost structure will become increasingly important to our ability to compete profitably.

We have invested heavily in technology during recent years (approximately Ch$15,225 million in 2004, Ch$15,790 million in 2005 and Ch$20,281 million (U.S.$37.9 million) in 2006) and plan to continue to focus on technology in the future to achieve further improvements in customer service and operating efficiency. In 2003, we began the first stage of “Neos,” our technological innovation platform that provides us with customer information that includes demographic information, cross-selling opportunities, customer complaints and credit tracking. Between 2003 and 2006, capital expenditures associated with “Neos” amounted to approximately Ch$23,970 million (U.S.$44.9 million). We estimate that our “Neos” related capital expenditures will amount to Ch$8,890 million (U.S.$16.6 million) in 2007.

Provide Competitive International Products and Services

We intend to provide to our primarily Chilean customer base a complete array of international products at competitive prices. Our primary focus in this respect will be on trade financing of customer related operations, which is one of our traditional areas of international activity. In order to strengthen our relationships with Chilean businesses engaged in international trade, we intend to emphasize the integrated services offered by our New York and Miami branches, in addition to our trade services subsidiary in Hong Kong and our representative offices in Mexico City, Sao Paulo, Buenos Aires and Beijing.

We cannot assure you that we will be able to realize our strategic objectives. For a discussion of certain risks applicable to our operations and to Chile that may affect our ability to meet our objectives, see “Item 3. Key Information—Risk Factors.”

Ownership Structure

The following diagram shows ownership structure at May 10, 2007:

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

On March 24, 2005, our board of directors resolved to resell 1,701,994,590, or 100%, of the shares we acquired through the program. On May 5, 2005, the Central Bank set a sale price of UF0.002031, the equivalent of Ch$37.24, per share. Of the shares to be resold, 968,822,755, or 1.42% of shares outstanding, were offered to our shareholders for a 30-day preemptive rights period that ended June 22, 2005. 1,114,857 shares were sold during this period. The remaining 733,171,835 shares, or 1.08% of shares outstanding, were offered in a tender offer to SM-Chile’s series A, B and D shareholders which began on June 23, 2005 and closed on July 22, 2005. The 1,699,220,748 shares that were not resold to our shareholders or SM-Chile’s series A, B or D shareholders in the preemptive offering or tender offer, as applicable, were sold in a public offering in the Santiago Stock Exchange from July 26, 2005 to August 1, 2005. The settlement date was August 2, 2005.

Principal Business Activities

We are a full-service financial institution providing, directly and indirectly through our subsidiaries and affiliates, a wide variety of credit and non-credit products and services to all segments of the Chilean financial market. The following diagram summarizes our principal business segments, which we conduct directly or, in the case of “Operations through subsidiaries,” through our subsidiaries:

The following table provides information on the composition of our loan portfolio and our consolidated net income before tax for the year ended December 31, 2006, allocated among our principal business segments:

	Loans			Consolidated net income before tax (1)
	(in millions of constant Ch$ as of December 31, 2006, except for percentages)
Retail market	Ch$	3,992,748	41.2%	Ch$	130,740
Wholesale market		5,013,376	51.7		82,653
International banking		341,861	3.5		(6,603)
Treasury and money market operations		45,131	0.5		19,109
Operations through subsidiaries		302,050	3.1		27,848
Other (adjustments and eliminations)		—	—		(34,403)

Total	Ch$	9,695,166	100.0%	Ch$	219,344

(1)	Consolidated net income before tax consists of the sum of operating revenues and other income and expenses, net, and the deduction for operating expenses, net loss from price level restatement and provisions for loan losses. The net income before tax breakdown shown is used for internal reporting, planning and marketing purposes and is based on, among other things, our estimated funding cost and direct and indirect cost allocations. This breakdown may differ in some respects from breakdowns of our operating income for financial reporting and regulatory purposes. Separate information on the operations, assets and income of our nine financial services subsidiaries and affiliates is provided below under “—Operations through Subsidiaries.”

The following table provides our consolidated operating revenues, for the period indicated, allocated among our principal business segments:

	For the Year Ended December 31,
	2004		2005		2006
	(in millions of constant Ch$ as of December 31, 2006)
Retail market	Ch$	264,568	Ch$	291,006	Ch$	321,937
Wholesale market		109,178		120,975		130,331
International banking		12,433		14,123		15,086
Treasury and money market operations		28,767		19,226		22,677
Operations through subsidiaries		69,487		71,546		71,843
Other (adjustments and eliminations)		12,492		12,343		(1,144)

Total	Ch$	496,925	Ch$	529,219	Ch$	560,730

The following table provides a geographic market breakdown of our operating revenues for the years indicated.

	For the Year Ended December 31,
	2004		2005		2006
	(in millions of constant Ch$ as of December 31, 2006)
Chile	Ch$	485,262	Ch$	515,359	Ch$	545,866
Banking operations		415,774		443,992		474,276
Operations through subsidiaries		69,488		71,367		71,590
Foreign operations		11,663		13,860		14,864
New York		9,174		10,792		11,216
Miami		2,489		2,890		3,395
Operations through subsidiaries		—		178		253

Total	Ch$	496,925	Ch$	529,219	Ch$	560,730

Retail Market

Our retail market business segment serves the financial needs of individuals and middle market companies through our branch network comprised by 282 branches.

As of December 31, 2006, loans to our retail market represented 41.2% of our total loans outstanding and our retail market business segment accounted for approximately Ch$130,740 million of our net income before tax for the year ended December 31, 2006.

The following table sets forth the composition of our retail market business segment’s loan portfolio as of December 31, 2006:

	As of December 31, 2006
	(in millions of constant Ch$ as of December 31, 2006, except for percentages)
Consumer loans	Ch$	1,068,310	26.8%
Commercial loans		877,857	22.0
Mortgage loans		517,472	13.0
Leasing contracts		133,708	3.3
Contingent loans		40,646	1.0
Foreign trade loans		29,448	0.7
Other loans(1)		1,325,307	33.2

Total	Ch$	3,992,748	100.0%

(1)	Other loans include primarily mortgage loans financed by our general borrowings and factoring loans.

The retail market business segment is served by two divisions: (i) the individuals and middle market division and (ii) the Banco CrediChile division.

Individuals and Middle Market Division

The individuals and middle market division is responsible for offering financial services to individuals with incomes of over Ch$380 thousand monthly (or Ch$4.6 million annually) and to small and medium-sized companies with annual sales of up to Ch$1,200 million. The individuals and middle market division manages that portion of our branch network that operates under the brand names Banco Chile and Banco Edwards. We had 195 such branches at December 31, 2006.

The individuals and middle market division has a range of management tools that measure returns, cross-sell products, track performance and the effectiveness of campaigns. Incentive systems have been gradually incorporated into the commercial targets, differentiated by segment, consequently permitting faster response times and a more efficient use of resources. This division also counts on the support of specialized call centers and internet banking services. The strategy followed in the individual and middle market division is mainly focused on subsegmentation and multi-brand positioning, on cross-selling of products and on quality of service.

At December 31, 2006, the individuals and middle market division served more than 423,000 individual customers and over 46,000 companies, resulting in loans outstanding to approximately 365,000 debtors, including approximately 54,098 residential loans, 33,612 commercial loans, 324,947 approved lines of credit, 178,701 other consumer loans and 385,661 credit card accounts. At the same date, we maintained 450,113 checking accounts, 58,481 savings accounts and 33,146 time deposits related to individuals.

As of December 31, 2006, loans originated by our individuals and middle market division represented 38.2% of our total outstanding loans. The following table sets forth the composition of our portfolio of loans to individuals and middle market companies as of December 31, 2006:

	As of December 31, 2006
	(in millions of constant Ch$ as of December 31, 2006, except for percentages)
Consumer loans	Ch$	842,326	22.7%
Commercial loans		877,326	23.7
Mortgage loans		473,278	12.8
Leasing contracts		133,363	3.6
Contingent loans		40,646	1.1
Foreign trade loans		29,448	0.8
Other loans(1)		1,311,469	35.3

Total	Ch$	3,707,856	100.0%

(1)	Other loans include primarily mortgage loans financed by our general borrowings and factoring loans.

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

At December 31, 2006, we had Ch$514,561 million in installment loans to individuals, which accounted for 61.1% of the retail market business segment consumer loans. A majority of installment loans are denominated in pesos and are payable monthly.

Residential Mortgage Loans

As of December 31, 2006, there were outstanding residential mortgage loans to individuals of Ch$1,482,623 million, which represented 37.1% of the retail market total loans and 15.3% of our total loan portfolio. A feature of our mortgage loans to individuals is that mortgaged property typically secures all of a mortgagor’s credit with us, including credit card and other loans.

Our residential mortgage loans generally have maturities between five and 30 years and are denominated in UF. To reduce our exposure to interest rate fluctuations and inflation with respect to our residential loan portfolio, a portion of these residential loans are currently funded through the issuance of mortgage finance bonds, which are recourse obligations with payment terms that are matched to the residential loans and which bear a real market interest rate plus a fixed spread over the rate of change in the UF. Chilean banking regulations limit the amount of a residential mortgage loan that may be financed with a mortgage finance bond to the lesser of 75% of the purchase price of the property securing the loan or the appraised value of such property. In addition, we generally require that the monthly payments on a residential mortgage loan not exceed 25% of the borrower’s household after-tax monthly income. This is mandatory for mortgage loans financed by mortgage bonds in which the assessment value of the property is less than UF3,000.

We have promoted the expansion of Mutuos Hipotecarios, a mortgage-lending product, as an alternative form to traditional financing of mortgage loans with mortgage bonds. Whereas our traditional mortgage loans are financed by means of mortgage finance bonds, Mutuos Hipotecarios are financed with our general funds, especially long-term subordinated bonds. Mutuos Hipotecarios offer the opportunity to finance up to 100% of the lower of the purchase price or the appraised value of the property, as opposed to the 75% that a standard mortgage would allow.

As of December 31, 2006, we were Chile’s second largest private sector bank in terms of amount of mortgage loans, and, based on information prepared by the Chilean Superintendency of Banks, we accounted for approximately 14.4% of the residential mortgage loans in the Chilean banking system and approximately 19.4% of such loans made by private sector banks.

Credit Cards

We issue both Visa and MasterCard credit cards, and our product portfolio includes both personal and corporate cards. In addition to traditional cards, our credit card portfolio also includes co-branded cards (“Travel Club” and “Global Pass”), and 40 affinity card groups, most of which are associated with our co-branded programs.

As of December 31, 2006, we had 386,778 valid credit card accounts, with 530,615 credit cards to individuals. Total charges on our credit cards during 2006 amounted to Ch$569,947 million, with Ch$452,815 million corresponding to purchases and service payments in Chile and abroad and Ch$77,800 million corresponding to cash advances (both within Chile and abroad). These charge volumes represent a 27.4% market share in terms of volume of use of bank credit cards issued in Chile.

As of December 31, 2006, our credit card loans to individuals amounted to Ch$118,980 million and represented 11.1% of our retail market business segment’s consumer loans.

Two Chilean companies that are affiliated with us, Transbank S.A. and Nexus S.A., provide us with merchant acquisition and credit card processing services. As of December 31, 2006, Transbank S.A. had 17 shareholders and Nexus S.A. had seven shareholders, all of which are banks. As of December 31, 2006, our equity ownership in Transbank S.A. was 17.4% and our equity interest in Nexus S.A. was 25.8%.

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

Debit Cards

We have different types of debit cards. Depending on their specifications, these cards can be used for banking transactions on the ATMs that operate on the local network, Redbanc, the Visa International PLUS network, the local network of merchants participating in the local Redcompra debit program or the international network of merchants associated with the Electron program. We have given these debit cards different names (Chilecard, Chilecard Plus, Chilecard Electron, Chilecard Empresas, Banjoven, Cheque Electronico, Multiedwards, Cuenta Directa and Cuenta Familiar) based on their specific functions and the relevant brand and target market to which they are oriented. As of December 31, 2006, we had a 28.1% market share of debit card transactions, with approximately 19 million transactions performed as of that date.

Lines of Credit

We had approximately 321,903 approved lines of credit to individual customers as of December 31, 2006 and outstanding advances to 219,959 individuals totaling Ch$180,476 million, or 4.5% of the retail market total loans.

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

As of December 31, 2006, we administered 403,146 checking accounts for approximately 387,980 individual customers with an aggregate balance of Ch$529,469 million. At such date, our checking account balances totaled approximately Ch$1,738,972 million and represented 14.6% of our total liabilities.

The principal financial services offered to small and medium size companies with annual sales of up to Ch$1,200 million by the individuals and middle market division include a complete range of products, such as various financing options, support in import and export transactions, collection services, payments and collections, leasing agreements, factoring services, checking account services, investment management, insurance broking, currency trading, transfers and payments to and from abroad. As of December 31, 2006, we had approximately 43,970 middle market companies with checking accounts and 24,416 debtors.

Commercial Loans

Our individuals and middle market division’s commercial loans, which mainly consist of project financing and working capital loans, are denominated in pesos, UF or U.S. dollars. Commercial loans may have fixed or variable rates of interest and generally mature between one and three months from the date of the loan. As of December 31, 2006, our middle market companies had outstanding commercial loans of Ch$473,654 million, representing 11.9% of the retail market business segment’s total loans and 4.9% of our total loans at that date.

Leasing Contracts

Leasing contracts are financing leases for capital equipment and property. Leasing contracts may have fixed or variable rates of interest and generally mature between one and five years for equipment and between five and twenty years for property. Most of these contracts are denominated in UF. As of December 31, 2006, our middle market companies had outstanding leasing contracts of Ch$90,804 million, representing 2.3% of the retail market and 0.9% of our total loans at that date.

Mortgage Loans

Mortgage loans granted to middle market companies are non-residential mortgage loans made to finance office, land and other real estate. Mortgage loans are denominated in UF and generally have maturities of between eight and 12 years. As of December 31, 2006, middle market companies had outstanding mortgage loans of approximately Ch$84,797 million, representing 2.1% of the retail market business segment’s total loans 0.9% of our total loans at such date.

Banco CrediChile Division, or Banco CrediChile

The Banco CrediChile division offers loans and other financial services to the lower-middle to middle income portions of the Chilean population, which historically have only been partially served by banking institutions. This bracket includes individuals whose monthly incomes fluctuate between Ch$170,000 and Ch$380,000 and small businesses. Banco CrediChile represents a distinct delivery channel for our products and services in this bracket, maintaining a separate brand and network of 87 Banco CrediChile branches. Banco CrediChile was established in 2004 from what was formerly our consumer banking division.

Banco CrediChile offers our customers a range of products, including consumer loans, credit cards, auto loans and residential mortgage loans and a special demand deposit account (see “—Bancuenta” below) targeted at low-income customers. As of December 31, 2006, Banco CrediChile had approximately 236,440 customers and total loans outstanding of Ch$284,891 million, representing 2.9% of our total loan portfolio at that date.

The following table sets forth the composition of our portfolio of loans to Banco CrediChile as of December 31, 2006:

	As of December 31, 2006
	(in millions of constant Ch$ as of December 31, 2006, except for percentages)
Consumer loans	Ch$	225,984	79.3%
Mortgage loans		44,194	15.5
Other loans		14,713	5.2

Total	Ch$	284,891	100.0%

Banco CrediChile focuses on developing and marketing innovative, targeted products to satisfy the needs of its customers while introducing them to the banking system. Banco CrediChile complements the services offered in our other business segments, especially our wholesale market, by offering services to employers such as direct deposit capabilities that stimulate the use of our services by employees.

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

Consumer Lending

Banco CrediChile provides short- to medium-term consumer loans and credit card services. As of December 31, 2006, Banco CrediChile had approximately 205,287 consumer loans that totaled Ch$205,587 million outstanding. As of the same date, Banco CrediChile customers had 137,830 valid credit card accounts, with outstanding balances of Ch$20,375 million.

Bancuenta

Banco CrediChile introduced Bancuenta as a basic deposit product that provides consumers flexibility and ease of use, which allows us to tap a section of the consumer market that previously was not part of the banking system. The Bancuenta account is a non-interest bearing demand deposit account without checking privileges targeted at customers who want a secure and comfortable means of managing and accessing their money. The customer may use the ATM card linked to the Bancuenta account (which may include a revolving line of credit) to make deposits or automatic payments to other Banco CrediChile accounts through a network of 5,387 ATMs available through the Redbanc network.

As of December 31, 2006, Banco CrediChile had approximately 551,501 Bancuenta accounts. Bancuenta account holders pay an annual fee, a fee related to the number of withdrawals on the Bancuenta line of credit and interest on any outstanding balance under the line of credit. All fees and interest due on a Bancuenta account are withdrawn automatically on a monthly basis from funds available in the account.

Bancuenta allows us to offer our wholesale customers the ability to pay their employees by direct deposit of funds into the individual employee’s account at Banco CrediChile. We believe this product can lead to stronger long-term relationships with our wholesale customers and with the employees of such customers.

Wholesale Market

Our wholesale market business segment serves the needs of corporate customers with annual sales in excess of Ch$1,200 million. As of December 31, 2006, loans made by this business segment totaled approximately Ch$5,013,376 million and represented 51.7% of our total loan portfolio. Our wholesale banking business segment accounted for approximately Ch$82,653 million of our net income before tax for the year ended December 31, 2006.

The following table sets forth the composition of our portfolio of loans to the wholesale market as of December 31, 2006:

	As of December 31, 2006
	(in millions of constant Ch$ as of December 31, 2006, except for percentages)
Commercial loans	Ch$	3,043,800	60.7%
Foreign trade loans		566,912	11.3
Contingent loans		732,886	14.6
Leasing contracts		405,467	8.1
Mortgage loans		63,746	1.3
Other		200,565	4.0

Total	Ch$	5,013,376	100.0%

As of December 31, 2006, we had approximately 7,650 wholesale debtors. Our wholesale customers are engaged in a wide spectrum of industry sectors. As of December 31, 2006, this business segment’s loans were mainly related to:

•	financial services (approximately 34.8% of all loans made by this business segment);

•	construction (approximately 15.1% of loans made by this business segment);

•	manufacturing (approximately 12.6% of all loans made by this business segment);

•	trade (approximately 13.3% of all loans made by this business segment);

•	community, social and personal services (approximately 6.8% of all loans made by this business segment); and

•	agriculture (approximately 6.6% of all loans made by this business segment).

In line with our strategy of identifying and differentiating market segments to provide value proposals for the specific needs of our customers, we have defined two divisions within the wholesale market based on companies’ annual sales, grouping them into (i) large corporations and (ii) large companies.

Large Corporations Division

The large corporations division is oriented towards providing services to corporations that sell more than Ch$33 billion annually. This division’s customers include a large proportion of Chile’s publicly traded companies, subsidiaries of multinationals and conglomerates, including those in the financial, commercial, manufacturing and industrial and infrastructure sectors, as well as projects, concessions and the real estate sectors.

As of December 31, 2006, we had 1,822 large corporations debtors. Loans to large corporations totaled approximately Ch$3,740,235 million as of December 31, 2006, representing 38.6% of our total loans at that date.

The following table sets forth the composition of our portfolio of loans by the large corporations division as of December 31, 2006:

	As of December 31, 2006
	(in millions of constant Ch$ as of December 31, 2006, except for percentages)
Commercial loans	Ch$	2,434,463	65.1%
Foreign trade loans		363,896	9.7
Contingent loans		566,906	15.2
Leasing contracts		185,279	5.0
Mortgage loans		24,107	0.6
Other		165,584	4.4

Total	Ch$	3,740,235	100.0%

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

We are party to approximately 1,050 payment service contracts and approximately 270 collection service contracts with large corporations. We believe that cash management and payment service contracts provide a source of low-cost deposits and the opportunity to cross-market our products and fees to payees, many of whom maintain accounts with us. Under our collection contracts, we act as a collection agent for our large corporate customers, providing centralized collection services for their accounts receivables and other similar payments.

In order to provide a highly competitive service, our large corporation division has the direct support of our treasury segment, which fulfills our corporate customers’ liquidity and short-term loans requirements directly. We have also improved our technological offerings to facilitate connection with customers and permit self-service. Similarly, we offer derivative products, which we believe have become increasingly important, especially peso-dollar and UF-dollar forward contracts and interest rate swaps.

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

Large Companies Division

The large companies division provides a broad range of financial products such as electronic banking, leasing, foreign trade and financial consultancy to companies with annual sales of between Ch$1,200 million and Ch$33 billion.

As of December 31, 2006, we had 5,830 large companies debtors. Loans to large companies totaled approximately Ch$1,273,141 million as of December 31, 2006, representing 13.1% of our total loans at that date.

The following table sets forth the composition of our portfolio of loans by the large companies division as of December 31, 2006:

	As of December 31, 2006
	(in millions of constant Ch$ as of December 31, 2006, except for percentages)
Commercial loans	Ch$	609,337	47.9%
Foreign trade loans		203,016	15.9
Contingent loans		165,980	13.0
Leasing contracts		220,188	17.3
Mortgage loans		39,639	3.1
Other		34,981	2.8

Total	Ch$	1,273,141	100.0%

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

Our leasing segment is part of the large companies division and operates under the name of Leasing Andino. Our factoring and financial advisory subsidiaries, Banchile Factoring S.A. and Banchile Asesoria Financiera S.A., respectively, provide their services principally through the large companies division. The large companies division has introduced a new service model, centralizing the majority of business relations with its customers, eliminating intermediate reporting levels to provide faster response times. Account officers are organized by geographic region, are strongly sales-oriented and have a particular concern for service quality.

International Banking

Through our international banking business segment, we offer a range of international services, principally import and export financing, letters of credit, guarantees and other forms of credit support, cross border payments, foreign currency exchange and currency swaps.

Our international banking business segment has two main lines of business: foreign currency products and management of our international network. This business segment deals with all banking products that involve foreign currency, including those related to foreign trade. Our international banking business segment designs foreign currency products, provides support to our account officers and sales force with respect to foreign currency products, monitors our market share participation and promotes the use of our foreign currency products. Included in this business segment is a group of foreign trade specialists that advises our customers about our services related to insurance, shipping and customs, with the objective of obtaining the most desirable conditions for the non-banking stages of our customers’ foreign trade transactions.

Our international banking business segment does not, however, have credit-granting authority for these purposes. Instead, the segment participates in a team effort with the account officers who establish credit limits, and our international banking trade specialists interact directly with our customers, establishing price structures and ensuring the quality of the services provided.

As of December 31, 2006, we had Ch$677,296 million in foreign trade loans, representing 7.0% of our total loans as of that date, and Ch$234,812 million in letters of credit related to foreign trade operations, representing 1.5% of our total loans as of that date.

Our international banking business segment also manages our international network. This network is made up of branches in New York and Miami, our trade services subsidiary in Hong Kong, four representative offices (located in Mexico City, Sao Paulo, Buenos Aires and Beijing) and approximately 1,000 correspondent banks. We have established credit relations with approximately 200 correspondent banks and account relationships with approximately 45 correspondent banks. We use our international network in order to:

•	obtain all our foreign currency funding for either trade or general purposes (short- or medium-term) for our Santiago, Chile head office and our foreign branches;

•	supply additional savings alternatives to our predominantly Chilean customers;

•	provide banking services to our corporate customers who operate outside of Chile;

•	provide treasury and cash management services and lending alternatives to our corporate customers internationally;

•	diversify our loan and investment portfolio by identifying, mainly through our representative offices, opportunities in dealing with selected customers in pre-approved countries; and

•	obtain commercial information on foreign companies that do business in Chile and seek business opportunities for our Chilean customers to expand to foreign markets.

The following table sets forth, as of December 31, 2006, the composition of our portfolio of loans originated through our New York and Miami branches:

	As of December 31, 2006
	New York Branch		Miami Branch
	(in millions of constant Ch$ as of December 31, 2006)
Foreign trade loans	Ch$	—	Ch$	61,016
Commercial loans		20,255		13,805
Contingent loans		2,325		1,902

Total	Ch$	22,580	Ch$	76,723

The following table sets forth, as of December 31, 2006, the sources of funding for our New York and Miami branches:

	As of December 31, 2006
	New York Branch			Miami Branch
	(in millions of constant Ch$ as of December 31, 2006, except for percentages)
Current accounts	Ch$	93,438	25.7%	Ch$	15,564	13.5%
Certificates of deposits and time deposits		196,084	54.1		95,725	82.9
Other demand deposits		28,862	8.0		1,664	1.4
Contingent liabilities		2,325	0.6		1,902	1.6
Foreign borrowings		19,989	5.5		214	0.2
Other liabilities		22,032	6.1		411	0.4

Total	Ch$	362,730	100.0%	Ch$	115,480	100.0%

New York Branch

Our New York branch was established in 1982 and provides a range of general banking services, including deposit taking, mainly to non-residents of the United States. As of December 31, 2006, the New York branch had total assets of Ch$373,477 million, including a loan portfolio of Ch$22,580 million, representing 0.2% of our total loan portfolio. Of the New York branch’s loans, commercial loans accounted for Ch$20,255, mostly to large corporations in Chile and, to a lesser extent, to U.S. companies. The remaining Ch$2,325 million was comprised of contingent loans (letters of credit and stand-by letters of credit). In 2006, our New York branch recognized a net loss of Ch$3,870 million.

Investments in bonds and foreign securities were Ch$323,027 million as of December 31, 2006, most of which consisted of private sector bonds. As of December 31, 2006, the New York branch did not have past due loans. The New York branch’s allowances for loan losses totaled Ch$69 million, which represented 0.3% of the branch’s loan portfolio as of December 31, 2006. Although the New York branch manages its assets and liabilities locally, it follows the same credit processes as are followed in Santiago, Chile, and all credit decisions are made by our account officers and credit committees in Santiago, Chile. See “Item 8. Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings” for a description of certain proceedings involving the New York branch.

Funding sources for the New York branch include current account, money market accounts and deposits for less than 30 days (Ch$179,235 million), time deposits (Ch$139,150 million) and foreign borrowings (Ch$19,989 million).

As of December 31, 2006, the New York branch had Ch$10,747 million in capital (including a net loss of Ch$3,870 million for the year).

Miami Branch

Our Miami branch was opened in 1995 as an agency and in 2004 expanded its banking operations to become a branch. It provides a range of traditional commercial banking services, mainly to non-residents of the United States, including deposit-taking, providing credit to finance foreign trade and making loans to individuals or Chilean companies involved in foreign trade. Additionally, our Miami branch provides correspondent banking services to financial institutions, including working capital loans, letters of credit and bankers’ acceptances. As of December 31, 2006, our Miami branch had total assets of Ch$120,687 million, a loan portfolio of Ch$76,723 million (representing 0.8% of our total loan portfolio), and an investment portfolio of Ch$29,840 million. Our Miami branch’s loan portfolio as of December 31, 2006 consisted primarily of Ch$61,016 million of foreign trade loans and Ch$13,805 million of commercial loans primarily to Latin American companies, including Chilean companies. The branch’s funding sources include demand deposits, money market accounts and deposits for less than 30 days (Ch$53,934 million), time deposits (Ch$59,019 million) and contingent liabilities (Ch$1,902 million). In 2006, our Miami branch recognized a net loss of Ch$986 million.

As of December 31, 2006, the Miami branch did not have past due loans. Allowances for loan losses amounted to Ch$175 million. Although the Miami branch manages its assets and liabilities locally, it follows the same credit processes as are followed in Santiago, Chile, and all credit decisions are made by our account officers and credit committees in Santiago, Chile. See “Item 8. Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings” for a description of certain proceedings involving the Miami branch.

Representative offices

The main activities of our representative offices in Argentina, Brazil, Mexico and China are to search for business opportunities in the areas of trade finance and private sector financing and to monitor the development and evolving economies of these countries. These offices serve as points of contact for our customers who have business in or operate directly within these countries.

Treasury and Money Market Operations

Our treasury and money market operations business segment provides a wide range of financial services to our customers including currency intermediation, forwards contracts, interest rate swaps, transactions under repurchase agreements and investment products based on bonds, mortgage notes and deposits. We also offer investments in mutual funds and stock brokerage services.

In addition to providing services, our treasury and money market operations business segment is focused on managing currency, interest rate and maturity gaps, ensuring adequate liquidity levels and managing our investment portfolio. This business segment also performs the intermediation of fixed-income instruments, currencies and derivatives. Interest rate gap management is aimed at generating an adequate funding structure, prioritizing our capitalization and asset and liability cost structure and funding source diversification. This segment is also responsible for the issuance of short- and long-term bonds and the issuance of long-term subordinated bonds.

The treasury and money market operations business segment is also in charge of monitoring compliance with regulatory deposit limits, technical reserves and maturity and rate matches, and monitors our adherence to the security margins defined by regulatory limits, as well as risk limits for rate, currency and investment gaps. The treasury and money market operations business segment continually monitors the funding costs of the local financial system, comparing them with our costs.

Our investment portfolio as of December 31, 2006 amounted to Ch$1,253,441 million, of which 39.3% consisted of securities issued by the Central Bank and the Chilean Government, 28.1% consisted of securities from foreign issuers, 24.5% consisted of securities issued by local financial institutions and 8.1% consisted of securities issued by Chilean corporate issuers. Our investment strategy is designed with a view to supplementing our expected profitability, risks and economic variable projections. Our investment strategy is kept within regulatory limits as well as internal limits defined by our finance and international committee.

Operations through Subsidiaries

We have made several strategic long-term investments in financial services companies, which are engaged in activities complementary to our commercial banking activities. Our principal goal in making these investments is to develop a comprehensive financial services group capable of meeting the diverse financial needs of our current and potential clients.

The following table sets forth information with respect to our financial services subsidiaries as of December 31, 2006:

	As of or for the year ended December 31, 2006
	Assets		Shareholders’ Equity		Net Income (loss)
	(in millions of constant Ch$ as of December 31, 2006)
Banchile Corredores de Bolsa S.A.	Ch$	379,449	Ch$	45,205	Ch$	6,455
Banchile Administradora General de Fondos S.A.		31,851		30,499		9,664
Banchile Factoring S.A.		232,466		15,415		3,385
Banchile Corredores de Seguros Ltda		4,949		3,893		1,782
Socofin S.A.		5,158		930		543
Banchile Asesoria Financiera S.A.		3,499		1,696		1,241
Banchile Trade Services Limited		408		331		195
Banchile Securitizadora S.A.		5,404		300		(82)
Promarket S.A.	Ch$	1,417	Ch$	603	Ch$	143

Total	Ch$	664,601	Ch$	98,872	Ch$	23,326

The following table sets out our ownership interest in our financial services subsidiaries as of December 31, 2006:

	Ownership Interest
	Direct (%)	Indirect (%)	Total (%)
Banchile Trade Services Limited	100.00	—	100.00
Banchile Administradora General de Fondos S.A.	99.98	0.02	100.00
Banchile Asesoria Financiera S.A.	99.96	—	99.96
Banchile Corredores de Seguros Limitada	99.75	0.25	100.00
Banchile Corredores de Bolsa S.A.	99.68	0.32	100.00
Banchile Factoring S.A.	99.52	0.48	100.00
Banchile Securitizadora S.A.	99.00	1.00	100.00
Socofin S.A.	99.00	1.00	100.00
Promarket S.A.	99.00	1.00	100.00

Each of these subsidiaries is incorporated in Chile, except for Banchile Trade Services Limited, which is incorporated in Hong Kong.

Securities Brokerage Services

We provide securities brokerage services through Banchile Corredores de Bolsa S.A. Banchile Corredores de Bolsa S.A. is registered as a securities broker with the Chilean Superintendency of Securities and Insurance, the regulator of Chilean open stock corporations, and is a member of the Santiago Stock Exchange and the Chilean Electronic Stock Exchange. Since it was founded in 1989, Banchile Corredores de Bolsa S.A. has provided stock brokerage services, fixed income investments and foreign exchange products to individuals and businesses through our branch network. During the year ended December 31, 2006, Banchile Corredores de Bolsa S.A. had an aggregate trading volume on the Santiago Stock Exchange and the Chilean Electronic Stock Exchange of approximately Ch$6,386,107 million. As of December 31, 2006, Banchile Corredores de Bolsa S.A. had equity of Ch$45,205 million and, for the year ended December 31, 2006, net income of Ch$6,455 million, which represented 3.3% of our consolidated net income for such period.

Mutual and Investment Fund Management

Since 1980, we have provided mutual fund management services through Banchile Administradora General de Fondos S.A. (formerly Banchile Administradora de Fondos Mutuos S.A.). As of December 31, 2006, according to data prepared by the Chilean Superintendency of Securities and Insurance, Banchile Administradora General de Fondos S.A. was the largest mutual fund manager in Chile, managing approximately 24.6% of all Chilean mutual funds assets. As of December 31, 2006, Banchile Administradora General de Fondos S.A. operated 55 mutual funds and managed Ch$2,135,747 million in net assets on behalf of 190,379 corporate and individual participants. Banchile Administradora General de Fondos S.A. also operates two investment funds, Banchile Inmobiliario I and II, and manages Ch$7,547 million in net assets on behalf of 660 participants.

The following table sets forth information regarding the various mutual funds managed by Banchile Administradora General de Fondos S.A. as of December 31, 2006:

		Net Asset Value As of December 31, 2006
Name of Fund	Type of Fund	(in millions of Ch$)
Utilidades	Fixed income (short/medium term)	Ch$	163,524
Liquidez 2000	Fixed income (short term)		545,711
Deposito XXI	Fixed income (medium/long term)		207,070
Corporativo	Fixed income (short term)		274,480
Estrategico	Fixed income (medium/long term)		177,865
Corporate Dollar	Fixed income (short term)		262
Horizonte	Fixed income (medium/long term)		64,221
Patrimonial	Fixed income (short term)		70,035
Performance	Fixed income (short/medium term)		42,047
Banchile Acciones	Equity		87,240
Ahorro	Fixed income (medium/long term)		39,895
Alianza	Debt/Equity (medium/long term)		30,625
Disponible	Fixed income (short term)		22,293
Crecimiento	Fixed income (short/medium term)		24,054
Inversion	Debt/Equity		41,013
Inversion 10	Debt/Equity		1,250
Inversion 20	Debt/Equity		3,718
Operacional	Fixed income (short/medium term)		14,806
Capitalisa Accionario	Equity		7,351
Renta Futura	Fixed income (short/medium term)		35,009
Euro Money Market Fund	Fixed income (short term)		15
Emerging Fund	Debt/Equity		32,450
Latin America Fund	Debt/Equity		56,848
Cobertura	Fixed income (medium/long term)		2,316
Dolar Fund	Fixed income (medium/long term)		3
U.S. Fund	Debt/Equity		1,359
Global	Debt/Equity		1,813
U.S. High Technology Fund	Debt/Equity		313
Asia Fund	Debt/Equity		19,269
Europe Fund	Debt/Equity		3,049
Technology Fund	Debt/Equity		183
U.S. Stability Fund	Debt/Equity		287
International Bond	Fixed income (medium/long term)		338
Euro Technology Fund	Debt/Equity		186
Medical & Health-Care Fund	Debt/Equity		183
Inversion Dollar 30	Debt/Equity		10
Telecommunication Fund	Debt/Equity		1,053
Emerging Dollar	Debt/Equity		43
Global Dollar	Debt/Equity		4
U.S. Dollar Fund	Debt/Equity		1
Bonsai 106 Garantizado	Fixed income (medium/long term)		23,290
Gestion Activa A	Debt/Equity		3,107
Garantizado Plus	Fixed income (medium/long term)		20,654
Garantizado 112	Fixed income (medium/long term)		7,520
Chile Garantizado	Fixed income (medium/long term)		10,074
Gestion Activa Acciones	Debt/Equity		816
Gestion Activa B	Debt/Equity		1,361
Gestion Activa C	Debt/Equity		1,621
Gestion Activa D	Debt/Equity		322
Gestion Activa E	Debt/Equity		19
Bambu Garantizado	Fixed income (medium/long term)		36,645
Brics Garantizado	Fixed income (medium/long term)		17,623
Inversionista Calificado	Equity		18,280
Fronteras del Este	Fixed income (medium/long term)		5,493
Marfil Garantizado	Fixed income (medium/long term)		16,730

Total		Ch$	2,135,747

As of December 31, 2006, Banchile Administradora General de Fondos S.A. had equity of Ch$30,499 million and, for the year ended December 31, 2006, net income of Ch$9,664 million, which represented 4.9% of our consolidated net income for such period.

Factoring Services

We provide factoring services to our customers through Banchile Factoring S.A. Through this service, we purchase our customers’ outstanding debt portfolios, such as bills, notes, promissory notes or contracts, advancing them the cash flows involved and performing the collection of the related instruments. As of December 31, 2006, Banchile Factoring S.A. had net income of Ch$3,385 million, with an 22.0% return on shareholders’ equity and an estimated 16.3% market share in Chile’s factoring industry.

Financial Advisory Services

We provide financial advisory and other investment banking services to our customers through Banchile Asesoria Financiera S.A. The services offered by Banchile Asesoria Financiera S.A. are directed primarily to our corporate customers and include advisory services regarding mergers and acquisitions, restructuring, project finance and strategic alliances. As of December 31, 2006, Banchile Asesoria Financiera S.A. had shareholders’ equity of Ch$1,696 million and, for the year ended December 31, 2006, net income of Ch$1,241 million.

Insurance Brokerage

We provide insurance brokerage services to our customers through Banchile Corredores de Seguros Limitada. In 2000, we began to offer life insurance policies associated with consumer loans and non-credit related insurance to our individual clients and the general public. As of December 31, 2006, Banchile Corredores de Seguros Limitada had shareholders’ equity of Ch$3,893 million and, for the year ended December 31, 2006, net income of Ch$1,782 million. Banchile Corredores de Seguros Limitada had a 3.9% market share, measured by amount of policies (in Chilean pesos) sold by insurance brokerage companies during 2005, the latest year for which information is available for insurance brokerage companies.

Securitization Services

We offer investment products to meet the demands of institutional investors, such as private pension funds and insurance companies, through Banchile Securitizadora S.A. This subsidiary securitizes financial assets, which involves the issuance of a debt instrument with a credit rating that can be traded in the Chilean marketplace, backed by a bundle of revenue-producing assets of the client company. As of December 31, 2006, Banchile Securitizadora S.A. had shareholders’ equity of Ch$300 million and, for the year ended December 31, 2006, net income of Ch$(82) million. Banchile Securitizadora S.A. had a 9.00% market share measured by volume of assets securitized as of December 31, 2006.

Sales Services

Promarket S.A. manages the direct sales force that sells and promotes our products and services (such as checking accounts, consumer loans and credit cards), together with those of our subsidiaries, and researches information about potential customers. As of December 31, 2006, Promarket S.A. had shareholders’ equity of Ch$603 million and, for the year ended December 31, 2006, net income of Ch$143 million.

Collection Services

We provide judicial and extra-judicial loan collection services on our behalf or on behalf of third parties through Socofin S.A. As of December 31, 2006, Socofin S.A. had equity of Ch$930 million and, for the year ended December 31, 2006, net income of Ch$543 million.

Trade Services

In November 2004, we began offering direct trade services to our customers through Banchile Trade Services Limited, which acts as our trade finance entity in markets such as China, Hong Kong, Taiwan and South Korea. As of December 31, 2006, Banchile Trade Services Limited had equity of Ch$331 million and, for the year ended December 31, 2006, net income of Ch$195 million.

Distribution Channels and Electronic Banking

Our distribution network provides integrated financial services and products to our customers through a wide range of channels. This network includes ATMs, branches, on-line banking and phone-banking devices. Our 1,456 ATMs (that form part of Redbanc’s 5,387-ATM system) allow our customers to conduct self-service banking transactions during banking and non-banking hours.

As of December 31, 2006, we had a network of 282 retail branches throughout Chile. The branch system serves as a distribution network for all of the products and services offered to our customers. Our full-service branches accept deposits, disburse cash, offer the full range of our retail banking products such as consumer loans, automobile financing, credit cards, mortgage loans and checking accounts and provide information to current and potential customers.

We offer electronic banking services to our customers 24 hours a day through our internet website, www.bancochile.cl, which has homepages that are segmented by market. Our individual homepage offers a broad range of services, including the payment of bills, electronic fund transfers, stop payment and non-charge orders, as well as a wide variety of account inquiries. Our corporate homepage offers services including our office banking service, Banconexion Web, which enables our corporate customers to perform all of their banking transactions from their offices. Both homepages offer our customers the sale of third-party products with exclusive benefits. We also have a homepage designed for our investor customers, through which they can perform transactions such as stock trading, time deposit taking and opening savings accounts. Our foreign trade customers can rely on our international business homepage, which enables them to inquire about the status of their foreign trade transactions and perform transactions such as opening letters of credit, recording import collection and hedging on instructions and letters of credit. In 2006, approximately 233,259 individual customers and 38,877 corporate customers performed close to 12.3 million transactions monthly on our website, of which 2.2 million were monetary transactions.

In addition, we provide our customers with access to a 24-hour phone-banking call center that grants them access to account information and allows them to effect fund transfers and certain payments. This service, through which we receive approximately 728,200 calls per month, has enabled us to develop customer loyalty campaigns, sell financial services and products, answer specialized inquiries about our remote services and receive and resolve complaints by customers and non-customers.

In 2001, in association with Banco de Credito e Inversiones, we created a company called Comercio Electronico Artikos Chile S.A. with the purpose of providing Chilean companies with the opportunity to trade their products and services electronically through the internet. We supplement this service with a wide range of financial services and electronic payment means.

Involvement with the Transantiago Plan

Since June 2005, we have participated as a shareholder in Administrador Financiero de Transantiago (“AFT”), the company responsible for the financial management for the overhaul of Santiago’s public transit system (the “Transantiago Plan”). Other shareholders of the company include three major Chilean banks, a credit card company and a technology services company. We own 20% of AFT’s shares, and its original capitalization was approximately U.S.$13.4 million as of June 8, 2005. Since its inception, the Transantiago Plan has been beset with problems regarding its design and implementation. As a result, the Chilean Minister of Transportation and Telecommunications has imposed fines and executed guarantees from AFT in the amount of U.S.$11.2 million to ensure the completion of the Transantiago Plan. As the date of this filing, we have contributed an additional U.S.$3.0 million to AFT to pay for our porition of such guarantees and other AFT-related expenses.We may be required to contribute additional amounts, however we do not expect the monetary losses resulting from AFT’s performance to materially affect our business.

Competition

Overview

The Chilean market for banking and other financial services is highly competitive, and we face significant competition in each of our principal segments of operation. The Chilean financial services market consists of a number of distinct sectors. The most important sector, commercial banking, includes 25 privately owned banks and one public sector bank, Banco del Estado. The privately owned banks have traditionally been divided between those that are principally Chilean-owned, of which there are 13, and those that are principally foreign-owned, of which there are 12. As of December 31, 2006, three banks together accounted for 53.6% of all outstanding loans by Chilean financial institutions, net of interbank loans: Banco Santander-Chile (22.2%), our bank (18.1%) and the public sector bank, Banco del Estado (13.3%). Chilean-owned banks together accounted for 48.5% of total loans outstanding while foreign-owned banks accounted for 38.1% of total loans outstanding.

As a commercial bank offering a range of services to all types of businesses and individual customers, we face a variety of competitors, ranging from other large, privately owned commercial banks to more specialized entities like “niche” banks. We consider the principal commercial banks in Chile to be our primary competitors, namely, Banco Santander-Chile, Banco de Credito e Inversiones, Banco Bilbao Vizcaya Argentaria Chile, or BBVA, and Corpbanca. Nevertheless, we face competition to a lesser extent from Banco del Estado, which has a larger distribution network and larger customer base than we do. Banco del Estado, which operates under the same regulatory regime as Chilean private sector banks, was the third largest bank in Chile as of December 31, 2006, with outstanding loans, net of interbank loans, of Ch$6,982,281 million, representing a 13.3% market share, according to data published by the Chilean Superintendency of Banks.

In the wholesale market, we consider our strongest competitors to be Banco Santander-Chile, Banco de Credito e Inversiones, BBVA and Corpbanca. We also consider these banks to be our most significant competitors in the middle market companies business segment.

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

We expect the trend of increased competition and consolidation to continue, particularly in connection with the formation of new large financial groups and the creation of new niche banks. In this regard, in mid-1996, Banco Santander of Spain took control of Banco Osorno and merged it into its Chilean operations, changing its name to Banco Santander-Chile. In addition, Banco O’ Higgins and Banco de Santiago merged in January 1997, forming Banco Santiago. In 1999, Banco Santander of Spain took control of Banco Santiago.

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

Non-bank competition from large department stores has become increasingly significant in the consumer-lending sector. Indeed, three new consumer-oriented banks, affiliated with Chile’s largest department stores, have been established during recent years. Although these new banks had a market share of 1.6% as of December 31, 2006, according to the Chilean Superintendency of Banks, the opening of these banks is likely to make consumer banking more competitive. Non-bank competition including mainly department stores, private compensation funds, savings and credit cooperatives accounts and insurance companies for an estimated 34% of the total consumer market.

The following table provides certain statistical information on the Chilean financial system as of December 31, 2006:

	As of December 31, 2006
	Assets			Loans(1)			Deposits			Shareholders’ Equity(2)
	Amount		Share	Amount		Share	Amount		Share	Amount		Share
	(in millions of constant Ch$as of December 31, 2006, except percentages)
Domestic private sector banks	Ch$	32,215,842	45.5%	Ch$	25,374,977	48.5%	Ch$	19,136,270	45.2%	Ch$	2,518,631	44.2%
Foreign-owned banks		27,284,396	38.6		19,944,915	38.1		16,567,792	39.2		2,675,985	46.9

Private sector total	Ch$	59,500,238	84.1	Ch$	45,319,892	86.6	Ch$	35,704,062	84.4	Ch$	5,194,616	91.1
Banco del Estado		11,228,919	15.9		6,982,281	13.4		6,599,252	15.6		507,250	8.9

Total banking system	Ch$	70,729,157	100.0%	Ch$	52,302,173	100.0%	Ch$	42,303,314	100.0%	Ch$	5,701,866	100.0%

Source: Chilean Superintendency of Banks

(1)	Net of interbank loans.

(2)	Shareholders’ equity includes net income for purposes of this table.

Loans

The following table sets forth our market share in terms of loans (excluding interbank loans), and our principal private sector competitors, as of the dates indicated:

	Bank Loans(1)
	As of December 31,
	2002	2003	2004	2005	2006
Banco Santander-Chile	24.7%	22.6%	22.7%	22.5%	22.2%
Banco de Chile	18.7	18.5	17.8	18.2	18.1
Banco de Credito e Inversiones(2)	10.4	11.2	11.8	12.5	12.5
Conosur	0.5	0.5	0.4	—	—
BBVA Bilbao Vizcaya	6.7	7.3	7.8	8.1	8.2
Banco Corpbanca	5.4	6.4	6.5	6.4	6.3

Total market share	66.4%	66.5%	67.0%	67.7%	67.3%

Source: Chilean Superintendency of Banks

(1)	For ease of comparison, interbank loans have been eliminated.

(2)	Banco de Credito e Inversiones merged with Conosur in 2005.

Credit Quality

As of December 31, 2006, according to information published by the Chilean Superintendency of Banks, we had an unconsolidated ratio of allowances to total loans of 1.48%, the same ratio posted by all Chilean banks as a whole. Since 2002, our allowances to total loan ratio has been decreasing as economic conditions and our collection procedures have improved. The following graph illustrates the five-year history of our unconsolidated allowances to total loan portfolio ratio as compared to the Chilean financial system’s ratio as of December 31 for each of the years indicated.

Source: Chilean Superintendency of Banks

The following table sets forth the unconsolidated ratio of allowances to total loans of the largest private sector banks and that of the financial system as a whole (including such banks) as of December 31 in each of the last five years:

	Allowances to Total Loans
	As of December 31,
	2002	2003	2004	2005	2006
Banco de Chile	3.58%	2.89%	2.23%	1.70%	1.48%
Banco de Credito e Inversiones(1)	1.91	1.93	1.70	1.54	1.27
Conosur	12.65	8.21	7.17	—	—
BBVA Bilbao Vizcaya	2.14	1.91	2.04	1.35	1.14
Banco Santander–Chile	2.10	2.18	1.96	1.42	1.46
Banco Corpbanca	2.22	2.11	1.70	1.56	1.40

Financial system	2.54%	2.31%	1.99%	1.61%	1.48%

Source: Chilean Superintendency of Banks

(1)	Banco de Credito e Inversiones merged with Conosur in 2005.

As of December 31, 2006, according to information published by the Chilean Superintendency of Banks, we had an unconsolidated ratio of past due loans to total loans of 0.65%. The following table sets forth the ratio of past due loans to total loans for the four largest private sector banks as of December 31 in each of the last three years:

	Past Due Loans to Total Loans
	As of December 31,
	2004	2005	2006
BBVA Bilbao Vizcaya	1.64%	1.13%	0.93%
Banco Santander–Chile	1.52	1.05	0.79
Banco de Credito e Inversiones(1)	0.94	0.72	0.84
Banco de Chile	1.27	0.88	0.65
Banco Corpbanca	0.80	0.88%	0.57%
Conosur	0.39%	—	—

Source: Chilean Superintendency of Banks

(1)	Banco de Credito e Inversiones merged with Conosur in 2005.

Deposits

We had deposits of Ch$7,457,426 million as of December 31, 2006 on an unconsolidated basis. In unconsolidated terms, our 17.6% of the market share for deposits, including borrowings from domestic financial institutions, placed us in second place among private sector banks. The following table sets forth the market shares in terms of deposits for the private sector banks with the largest market share as of December 31 in each of the last three years:

	Deposits
	As of December 31,
	2004	2005	2006
Banco de Chile	16.4%	16.4%	17.6%
Banco Santander–Chile	20.6	21.5	22.0
Banco de Credito e Inversiones(1)	11.3	12.0	12.6
BBVA Bilbao Vizcaya	8.3	8.0	8.1
Banco Corpbanca	5.9	5.2	4.6
Conosur	0.5	—	—

Total market share	63.0%	63.1%	64.9%

Source: Chilean Superintendency of Banks

(1)	Banco de Credito e Inversiones merged with Conosur in 2005.

Shareholders’ Equity

With Ch$639,383million in shareholders’ equity (not including net income), according to information published by the Chilean Superintendency of Banks, as of December 31, 2006, we were the second largest private sector commercial bank in Chile in terms of shareholders’ equity.

The following table sets forth the level of shareholders’ equity for the largest private sector banks in Chile as of December 31 in each of the last three years:

	Shareholders’ Equity
	As of December 31,
	2004		2005		2006
	(in millions of constant Ch$ as of December 31, 2006)
Banco Santander–Chile	Ch$	881,067	Ch$	859,807	Ch$	959,757
Banco de Chile		552,048		606,865		639,383
Banco de Credito e Inversiones(1)		356,665		403,489		467,446
Banco Corpbanca		344,435		362,346		394,145
BBVA Bilbao Vizcaya		266,825		264,541		266,905
Conosur		23,981		—		—

Source: Chilean Superintendency of Banks

(1)	Banco de Credito e Inversiones merged with Conosur in 2005.

Return on Average Shareholders’ Equity

Our return on average shareholders’ equity, including net income for the year, was 25.0% for the year ended December 31, 2006, according to information published by the Chilean Superintendency of Banks. The following table sets forth our return on average shareholders’ equity and the returns of our principal competitors and the Chilean financial system, in each case as of December 31 in each of the last five years:

	Return on Average Shareholders’ Equity Year Ended December 31,
	2002	2003	2004	2005	2006
Banco de Chile	8.7%	20.0%	23.6%	26.7%	25.0%
Banco Santander-Chile	16.6	21.6	20.4	23.7	25.2
Banco de Credito e Inversiones (1)	20.4	22.1	22.8	23.4	22.6
Banco Corpbanca	18.9	15.9	14.6	13.8	9.5
BBVA Bilbao Vizcaya	8.2	10.5	5.3	10.7	10.0
Conosur	17.0	25.1	35.9	—	—

Financial system average	13.5%	15.0%	15.3%	16.4%	16.8%

Source: Chilean Superintendency of Banks

(1)	Banco de Credito e Inversiones merged with Conosur in 2005.

Efficiency

For the year ended December 31, 2006, our efficiency ratio (operating expenses as a percentage of our operating revenues) was 51.1% on an unconsolidated basis.

The following table sets forth the efficiency ratios of the largest private sector Chilean banks as of December 31 in each of the last three years:

	Efficiency Ratio(1)
	As of December 31,
	2004	2005	2006
BBVA Bilbao Vizcaya	68.1%	67.9%	66.6%
Banco de Credito e Inversiones(2)	53.1	52.7	53.7
Banco de Chile	51.2	50.4	51.1
Banco Santander-Chile	47.7	44.0	40.6
Banco Corpbanca	39.8	40.9	50.1
Conosur	62.1	—	—

Source: Chilean Superintendency of Banks

(1)	Calculated by dividing operating expense by operating revenue.

(2)	Banco de Credito e Inversiones merged with Conosur in 2005.

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

The modern Chilean banking system dates back to 1925 and has been characterized by periods of substantial regulation and state intervention, as well as periods of deregulation. The most recent period of deregulation commenced in 1975 and culminated in the adoption of a series of amendments to the Chilean General Banking Law. In 2004, amendments to the General Banking Law granted additional powers to banks, including general underwriting powers for new issues of certain debt and equity securities and the power to create subsidiaries to engage in activities related to banking, such as brokerage, investment advisory, mutual fund services, administration of investment funds, factoring, securitization products and financial leasing services. Prior to 2006, banks had the option of distributing less than 30% of their earnings as dividends in any given year, subject to approval of the holders of at least two-thirds of the bank’s common stock. In 2006, however, the General Banking Law was amended to eliminate this option.

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

The Central Bank

The Central Bank is an autonomous legal entity created by the Chilean Constitution. It is subject to its ley orgánica constitucional, or Organic Constitutional Law, and the Chilean Constitution. To the extent not inconsistent with its Organic Constitutional Law or the Chilean Constitution, the Central Bank is also subject to private sector laws, but is not subject to the laws applicable to the public sector. It is directed and administered by a board of directors composed of five members designated by the President of Chile, subject to Senate approval.

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

Limitations on Types of Activities

Chilean banks can only conduct those activities allowed by the General Banking Law, including making loans, factoring and leasing activities, accepting deposits and, subject to limitations, making investments and performing financial services. Investments are restricted to real estate for the bank’s own use, gold, foreign exchange and debt securities. Through subsidiaries, banks may also engage in other specific financial service activities such as securities brokerage services, mutual fund management, investment fund management, foreign capital fund management, financial advisory, securitization and factoring activities. Subject to specific limitations and the prior approval of the Chilean Superintendency of Banks and the Central Bank, Chilean banks may own majority or minority interests in foreign banks.

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

Deposit Insurance

The Chilean government guarantees up to 90.0% of the principal amount of certain time and demand deposits held by individuals in the Chilean banking system. This guarantee covers obligations with a maximum value of UF108 per person (Ch$1,980,329.04 or U.S.$3,705.48 as of December 31, 2006) per calendar year.

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

Minimum Capital

Under the Chilean General Banking Law, a bank must have a minimum paid-in capital and reserves of UF800,000 (Ch$14,669 million or U.S.$27.4 million as of December 31, 2006). However, a bank may begin its operations with 50.0% of such amount, provided that it has an effective equity ratio (defined as effective equity as a percentage of risk-weighted assets) of not less than 12.0%. When such a bank’s paid-in capital reaches UF600,000 (Ch$11,001 million or U.S.$20.6 million as of December 31, 2006) the effective equity ratio requirement is reduced to 10.0%.

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

The new rules state that the risk of the trading book, the market risk exposure, plus 10% of the weighted assets by credit risk, may not be greater than a bank’s effective equity. As of December 31, 2006, our market risk level amounted to approximately Ch$19 billion.

The following table shows our regulatory excess margin, or the difference between the regulatory limit applicable to us and our effective equity, as of December 31, 2006.

	At December 31, 2006
	(in millions of constant Ch$ as of December 31, 2006)
10% weighted asset by credit risk	Ch$	947,494
Market Risk Exposure		18,976

Total		966,470
Effective Equity		1,010,928
Regulatory Excess Margin		44,458

In June 2006, the Chilean Superintendency introduced new regulations for the valuation of investments in financial instruments as well as for determination of credit exposure of derivatives contracts. Regarding the valuation of investment in financial assets, banks in Chile must now group them into three classes:

•	securities that the bank intends, and is able, to hold to maturity (these securities are measured at amortized cost in the financial statements);

•

trading securities, which reflect active and frequent buying and selling and are held for short periods of time with the objective of generating profits from short-term differences in price (these securities are measured at fair value through profit and loss); and

•	securities available for sale that are not classified in either of the two categories above (these securities are measured at fair value but are reported as part of shareholders’ equity).

Credit exposure of derivatives contracts represents the amount the bank can lose if its counterparty defaults. The amount of market risk represented by this measure changes depending on the fluctuation of interest rates, exchange rates and inflation rates. Under the new regulation, the credit exposure of a derivative contract is allocated against a counterparty’s credit limit according to the following rule:

Credit exposure = (Fair value of the contract, if positive) + (Percentage of notional amount of the contract)

The first component (“fair value”) is only taken into account if the bank is gaining money on the contract (a “positive” return). The second component of the rule (“percentage of notional amount”) varies depending on whether the contract is a foreign exchange derivative contract or an interest rate derivative contract, and on the time remaining until the maturity of the contract.

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

Classification of Banks

The Chilean Superintendency of Banks regularly examines and evaluates each bank’s solvency and credit management process, including its compliance with loan classification guidelines. On the basis of this evaluation, it classifies banks into various categories.

Solvency and Management

In accordance with amended regulations of the Chilean Superintendency of Banks effective as of January 1, 2004, banks are classified into categories “I” through “V” based upon their solvency and management ratings. This classification is confidential.

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

The Chilean Superintendency of Banks amended its guidelines effective as of January 1, 2004. For a discussion of loan allowances under the previous guidelines, see “—Selected Statistical Information—Classification of Loan Portfolio and Allowances for Loan Losses under the Previous Guidelines—Allowances for Loan Losses under the Previous Guidelines.” Pursuant to the amended guidelines, Chilean banks are required to classify their loan portfolio on an on-going basis for the purpose of determining the amount of allowances for loan losses. Although the Chilean Superintendency of Banks has established these guidelines, banks are given some latitude in devising more stringent classification systems within such guidelines.

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

Borrowers with Normal Risk

Categories A1, A2 and A3:	Borrowers with payment capacity sufficient to cover their loan obligations. They have no apparent credit risk and their payment capacity is not affected by unfavorable business, economic or financial situations. Category A1 is used exclusively for companies with titles in national currency with a private risk rating equal to or higher than “AA-”.

Category B:	Borrowers with payment capacity sufficient to cover their loan obligations. While they present some risk, their payment capacity is not affected by unfavorable business, economic or financial situations.

Borrowers with Above Normal Risk

Categories C1, C2, C3, C4, D1 or D2:	These borrowers have insufficient payment capacity to cover their loan obligations under predictablecircumstances.

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

Capital Markets

Under the General Banking Law, banks in Chile may purchase, sell, place, underwrite and act as paying agents with respect to certain debt securities. Likewise, banks in Chile may place and underwrite certain equity securities. Bank subsidiaries may also engage in debt placement and dealing, equity issuance advice and securities brokerage, as well as mutual fund and investment fund administration, factoring, investment advisory services and merger and acquisition services. The Superintendency of Banks generally regulates these subsidiaries, however, the Chilean Superintendency of Securities and Insurance regulates some of these subsidiaries. The Chilean Superintendency of Securities and Insurance is the regulator of the Chilean securities market and open stock corporations.

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

Dissolution and Liquidation of Banks

The Chilean Superintendency of Banks may establish that a bank should be liquidated for the benefit of its depositors or other creditors when the bank does not have the necessary solvency to continue its operations. In such case, the Chilean Superintendency of Banks must revoke the bank’s authorization to exist and order its mandatory liquidation, subject to agreement by the Central Bank. The Superintendency of Banks must also revoke the bank’s authorization if the reorganization plan of the bank has been rejected twice. The resolution by the Chilean Superintendency of Banks must state the reason for ordering the liquidation and must name a liquidator, unless the Superintendent of Banks assumes this responsibility. When a liquidation is declared, all checking accounts, other demand deposits received in the ordinary course of business, other deposits unconditionally payable immediately or that have a maturity of no more than 30 days and any other deposits and receipts payable within 10 days of its maturity date are required to be paid by using the bank’s existing funds, its deposits with the Central Bank or its investments in instruments that represent its reserves. If these funds are insufficient to pay these obligations, the liquidator may seize the bank’s remaining assets, as needed. If necessary, and in specified circumstances, the Central Bank will lend the bank the funds necessary to pay these obligations. Any such loans are preferential to any claims of other creditors of the liquidated bank.

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

Subject to specific conditions, a bank may grant loans in dollars to subsidiaries or branches of Chilean companies located abroad, to companies listed on foreign stock exchanges located in countries with an international risk rating not less than BB- or its equivalent and, in general, to individuals and entities residing or domiciled abroad.

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

•	in the case of persons other than individuals, requiring copies of constituent documents, as well as identification of the owners, board members and officers, as well as a detailed explanation of line of business and other identifying data such as legal representatives, addresses and phone numbers; and

•	requiring enhanced due diligence with regard to correspondent accounts established or maintained by foreign financial institutions.

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

Recent Changes to Chile’s Capital Markets Law

On May 24, 2007, the Chilean Treasury Minister signed a decree approving a new law to amend various aspects of the regulation of Chile’s capital markets. The new law, No. 20,190, was passed by the Chilean Congress in order to improve the access to financing for start-up companies and small businesses, strengthen confidence in the stock market and to stimulate the development of the financial market in general. The Chilean General Banking Law was amended to achieve these ends by, among other things, revising regulations concerning demand deposits, increasing certain credit limits and redefining the calculations to determine the proper amount for a bank’s reserves. Since the law and its related regulations are very new, we are unable to determine what effects it may have on our business going forward. We exepct to be able to provide a full description of any such effects in subsequent annual reports and other disclosure documents.

ORGANIZATIONAL STRUCTURE

The following diagram presents our current corporate structure, including our subsidiaries and foreign branches and their respective ownership interests:

With the exception of Banchile Trade Services Limited, which was incorporated in Hong Kong, all of the subsidiaries presented above have their jurisdiction of incorporation in the Republic of Chile.

PROPERTY, PLANTS AND EQUIPMENT

We are domiciled in Chile and own the building located at Ahumada 251, Santiago, Chile that is approximately 65,000 square meters and serves as our executive offices and as the executive offices for most our subsidiaries. In addition, we own an approximately 15,000 square meter building located at Huerfanos 740, Santiago, Chile where the remainder of our executive offices are located. At December 31, 2006, we owned the properties on which 148 of our full-service branches are located (approximately 105,000 square meters of office space). We lease office space for our remaining 135 full-service branches, the New York and Miami branches, as well as for our representative offices. We also own properties throughout Chile for back office and administrative operations, as well as for storage of documents and other purposes. We believe that our facilities are adequate for our present needs and suitable for their intended purposes.

We also own approximately 135,000 square meters in mainly recreational physical facilities in Chile, which we use to assist our employees in maintaining a healthy work and life balance and which we use for incentive and integration activities.

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

Rp= 1 + Np – 1

         1 + I

and

Rd= (1 + Nd)(1 + D) –1

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

Rd =	(1 + 0.10)(1 + 0.05)	–1 = 3.125% per year
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

Due to the significant revaluation of the Chilean peso against the U.S. dollar in 2006 and 2005 (the published observed exchange rate was Ch$534.43 per U.S.$1.00 on December 31, 2006 as compared to Ch$514.21 and Ch$559.83 per U.S.$1.00 on December 31, 2005 and 2004, respectively), and the fact that nominal interest rates and the inflation rate were comparatively low in 2006 and 2005, most real interest rates on foreign currency assets and liabilities shown in the tables in “—Selected Statistical Information” are negative for 2006.

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

Non-performing loans that are not yet 90 days or more overdue have been included in each of the various categories of loans, and therefore affect the various averages. Non-performing loans consist of loans for which either principal or interest is overdue (i.e., non-accrual loans) and restructured loans earning no interest. Non-performing loans that are 90 days or more overdue (i.e., past due loans) are shown as a separate category of loans. Interest and/or indexation readjustments received on all non-performing loans during the periods are included as interest revenue.

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

The following tables show, by currency of denomination, average balances and, where applicable, interest amounts, nominal and real rates for our assets and liabilities for the years ended December 31, 2004, 2005 and 2006:

	Year Ended December 31,
	2004						2005						2006
	Average balance		Interest earned		Average nominal rate	Average real rate	Average balance		Interest earned		Average nominal rate	Average real rate	Average balance		Interest earned		Average nominal rate	Average real rate
	(in millions of constant Ch$ as of December 31, 2006, except percentages)
Assets Interest earning assets Interbank deposits
Ch$		—		—	—	—		—		—	—	—%		—		—	—	—
UF		—		—	—	—		—		—	—	—		—		—	—	—
Foreign currency	Ch$	102,306	Ch$	2,498	2.44	(6.59)	Ch$	160,792	Ch$	9,061	5.64	(6.40)	Ch$	109,690	Ch$	8,568	7.81	9.24

Total		102,306		2,498	2.44	(6.59)		160,792		9,061	5.64	(6.40)		109,690		8,568	7.81	9.24

Financial investments
Ch$		1,045,420		27,548	2.64	0.20		727,182		24,465	3.36	(0.29)		630,636		30,990	4.91	2.29
UF		144,290		8,813	6.11	3.59		125,628		7,783	6.20	2.45		154,594		9,235	5.97	3.32
Foreign currency		750,439		23,426	3.12	(5.97)		612,772		22,709	3.71	(8.11)		489,400		25,760	5.26	6.66

Total		1,940,149		59,787	3.08	(1.93)		1,465,582		54,957	3.75	(3.32)		1,274,630		65,985	5.18	4.09

Commercial loans
Ch$		1,312,498		87,372	6.66	4.13		1,529,215		105,371	6.89	3.12		1,772,479		137,454	7.75	5.05
UF		2,035,128		147,442	7.24	4.70		2,536,052		209,898	8.28	4.45		3,194,685		212,668	6.66	3.98
Foreign currency		234,257		7,138	3.05	(6.04)		291,900		11,404	3.91	(7.93)		258,282		12,799	4.96	6.35

Total		3,581,883		241,952	6.75	3.79		4,357,167		326,673	7.50	3.15		5,225,446		362,921	6.95	4.46

Consumer loans
Ch$		645,079		125,404	19.44	16.61		761,415		144,251	18.95	14.75		944,821		192,656	20.39	17.37
UF		26,297		2,728	10.37	7.76		24,644		2,757	11.19	7.26		24,715		2,391	9.67	6.93
Foreign currency		—		—	—	—		—		—	—	—		—		—	—	—

Total		671,376		128,132	19.08	16.26		786,059		147,008	18.70	14.51		969,536		195,047	20.12	17.11

Interbank loans
Ch$		33,157		602	1.82	(0.60)		39,076		1,375	3.52	(0.14)		17,268		894	5.18	2.54
UF		—		—	—	—		—		—	—	—		—		—	—	—
Foreign currency		14,626		265	1.81	(7.16)		1,546		78	5.05	(6.92)		557		35	6.28	7.69

Total		47,783		867	1.81	(2.61)		40,622		1,453	3.58	(0.39)		17,825		929	5.21	2.70

Leasing contracts
Ch$		16,899		1,135	6.72	4.18		18,513		1,641	8.86	5.02		21,980		2,397	10.91	8.13
UF		266,565		27,501	10.32	7.70		341,709		37,775	11.05	7.13		421,929		36,038	8.54	5.82
Foreign currency		38,192		2,253	5.90	(3.44)		39,214		2,399	6.12	(5.97)		40,249		2,852	7.09	8.51

Total		321,656		30,889	9.60	6.19		399,436		41,815	10.47	5.75		484,158		41,287	8.53	6.15

Foreign trade loans
Ch$		—		—	—	—		—		—	—	—		—		—	—	—
UF		21,358		510	2.39	(0.04)		22,500		898	3.99	0.32		24,516		529	2.16	(0.40)
Foreign currency		700,997		21,138	3.02	(6.07)		624,406		24,998	4.00	(7.85)		642,248		40,443	6.30	7.71

Total		722,355		21,648	3.00	(5.89)		646,906		25,896	4.00	(7.56)		666,764		40,972	6.14	7.41

Mortgage loans
Ch$		—		—	—	—		—		—	—	—		—		—	—	—
UF		1,058,769		105,943	10.01	7.40		737,123		84,703	11.49	7.55		623,355		55,955	8.98	6.25
Foreign currency		—		—	—	—		—		—	—	—		—		—	—	—

Total		1,058,769		105,943	10.01	7.40		737,123		84,703	11.49	7.55		623,355		55,955	8.98	6.25

Contingent loans
Ch$		63,175		1,845	2.92	2.92		83,299		1,718	2.06	2.06		112,881		1,746	1.55	(1.00)
UF		196,297		2,020	1.03	1.03		296,294		2,376	0.80	0.80		381,531		2,729	0.72	(1.81)
Foreign currency		244,745		80	0.03	0.03		248,041		346	0.14	0.14		334,156		488	0.15	1.47

Total		504,217		3,945	0.78	0.78		627,634		4,440	0.71	0.71		828,568		4,963	0.60	(0.37)

Past due loans
Ch$		23,055		898	3.90	1.43		20,813		1,148	5.52	1.79		23,991		1,006	4.19	1.58
UF		76,223		834	1.09	(1.30)		60,410		630	1.04	(2.52)		41,794		21	0.05	(2.46)
Foreign currency		5,400		(22)	—	—		2,251		—	—	—		2,540		—	—	—

Total		104,678		1,710	1.63	(0.63)		83,474		1,778	2.13	(1.38)		68,325		1,027	1.50	(0.95)

Total interest earning assets
Ch$		3,139,283		244,804	7.80	5.24		3,179,513		279,969	8.81	4.96		3,524,056		367,143	10.42	7.65
UF		3,824,927		295,791	7.73	5.18		4,144,360		346,820	8.37	4.54		4,867,119		319,566	6.57	3.90
Foreign currency		2,090,962		56,776	2.72	(6.34)		1,980,922		70,995	3.58	(8.22)		1,877,122		90,945	4.84	6.24

Total	Ch$	9,055,172	Ch$	597,371	6.60%	2.54%	Ch$	9,304,795	Ch$	697,784	7.50%	1.97%	Ch$	10,268,297	Ch$	777,654	7.57%	5.61%

	Year Ended December 31,
	2004						2005						2006
	Average balance		Interest earned		Average nominal rate	Average real rate	Average balance		Interest earned		Average nominal rate	Average real rate	Average balance		Interest earned		Average nominal rate	Average real rate
	(in millions of constant Ch$ as of December 31, 2006, except percentages)
Assets Non–interest earning assets Cash and due from banks
Ch$	Ch$	547,701		—	—	—	Ch$	522,319		—	—	—	Ch$	322,404		—	—	—
UF		—		—	—	—		—		—	—	—		—		—	—	—
Foreign currency		155,582		—	—	—		264,845		—	—	—		532,891		—	—	—

Total		703,283		—	—	—		787,164		—	—	—		855,295		—	—	—

Allowances for loan losses
Ch$		(173,297)		—	—	—		(141,894)		—	—	—		(139,996)		—	—	—
UF		—		—	—	—		—		—	—	—		—		—	—	—
Foreign currency		(2,068)		—	—	—		(1,493)		—	—	—		(251)		—	—	—

Total		(175,365)		—	—	—		(143,387)		—	—	—		(140,247)		—	—	—

Fixed assets
Ch$		135,467		—	—	—		138,332		—	—	—		145,248		—	—	—
UF		—		—	—	—		—		—	—	—		—		—	—	—
Foreign currency		859		—	—	—		1,684		—	—	—		2,300		—	—	—

Total		136,326		—	—	—		140,016		—	—	—		147,548		—	—	—

Other assets
Ch$		324,642		—	—	—		345,805		—	—	—		356,778		—	—	—
UF		1,300		—	—	—		1,385		—	—	—		1,536		—	—	—
Foreign currency		110,396		—	—	—		106,578		—	—	—		118,278		—	—	—

Total		436,338		—	—	—		453,768		—	—	—		476,592		—	—	—

Total non–interest earning assets
Ch$		834,513		—	—	—		864,562		—	—	—		684,434		—	—	—
UF		1,300		—	—	—		1,385		—	—	—		1,536		—	—	—
Foreign currency		264,769		—	—	—		371,614		—	—	—		653,218		—	—	—

Total		1,100,582		—	—	—		1,237,561		—	—	—		1,339,188		—	—	—

Total assets
Ch$		3,973,796		244,804	—	—		4,044,075		279,969	—	—		4,208,490		367,143	—	—
UF		3,826,227		295,791	—	—		4,145,745		346,820	—	—		4,868,655		319,566	—	—
Foreign currency		2,355,731		56,776	—	—		2,352,536		70,995	—	—		2,530,340		90,945	—	—

Total	Ch$	10,155,754	Ch$	597,371	—	—	Ch$	10,542,356	Ch$	697,784	—	—	Ch$	11,607,485	Ch$	777,654	—	—

	Year Ended December 31,
	2004						2005						2006
	Average balance		Interest paid		Average nominal rate	Average real rate	Average balance		Interest paid		Average nominal rate	Average real rate	Average balance		Interest paid		Average nominal rate	Average real rate
	(in millions of constant Ch$ as of December 31, 2006, except percentages)
Liabilities Interest bearing liabilities
Savings accounts
Ch$		—		—	—	—		—		—	—	—		—		—	—	—
UF	Ch$	155,255	Ch$	3,444	2.22	(0.21)	Ch$	142,192	Ch$	5,462	3.84	0.17	Ch$	138,928	Ch$	2,843	2.05	(0.51)
Foreign currency		—		—	—	—		—		—	—	—		—		—	—	—

Total		155,255		3,444	2.22	(0.21)		142,192		5,462	3.84	0.17		138,928		2,843	2.05	(0.51)

Time deposits
Ch$		2,015,611		47,548	2.36	(0.07)		2,240,994		89,992	4.02	0.34		2,659,507		171,398	6.44	3.78
UF		751,276		27,738	3.69	1.23		1,060,153		59,637	5.63	1.90		1,628,067		76,108	4.67	2.05
Foreign currency		899,333		15,252	1.70	(7.27)		715,591		21,712	3.03	(8.70)		813,958		11,822	1.45	2.80

Total		3,666,220		90,538	2.47	(1.57)		4,016,738		171,341	4.27	(0.86)		5,101,532		259,328	5.08	3.07

Central Bank borrowings
Ch$		10,646		220	2.07	(0.35)		30,866		973	3.15	(0.49)		11,808		621	5.26	2.62
UF		2,455		157	6.40	3.87		1,625		97	5.97	2.23		1,127		80	7.10	4.42
Foreign currency		—		—	—	—		—		—	—	—		—		—	—	—

Total		13,101		377	2.88	0.44		32,491		1,070	3.29	(0.35)		12,935		701	5.42	2.78

Repurchase agreements
Ch$		347,894		4,231	1.22	(1.19)		199,920		5,505	2.75	(0.87)		196,223		9,762	4.97	2.34
UF		844		—	—	—		1,286		—	—	—		227		—	—	—
Foreign currency		100,631		4,031	4.01	(5.16)		103,608		4,593	4.43	(7.47)		75,498		2,613	3.46	4.83

Total		449,369		8,262	1.84	(2.07)		304,814		10,098	3.31	(3.11)		271,948		12,375	4.55	3.03

Mortgage finance bonds
Ch$		—		—	—	—		—		—	—	—		—		—	—	—
UF		966,858		80,258	8.30	5.73		629,747		55,649	8.84	4.99		496,053		36,445	7.35	4.66
Foreign currency		—		—	—	—		—		—	—	—		—		—	—	—

Total		966,858		80,258	8.30	5.73		629,747		55,649	8.84	4.99		496,053		36,445	7.35	4.66

Other interest bearing liabilities(1)
Ch$		132,719		2,226	1.68	(0.73)		169,613		2,157	1.27	(2.30)		201,351		3,556	1.77	(0.78)
UF		344,325		31,359	9.11	6.52		546,965		51,448	9.41	5.54		657,916		43,564	6.62	3.95
Foreign currency		711,694		10,819	1.52	(7.43)		775,437		19,452	2.51	(9.17)		673,348		13,432	1.99	3.35

Total		1,188,738		44,404	3.74	(2.64)		1,492,015		73,057	4.90	(3.00)		1,532,615		60,552	3.95	3.06

Total interest bearing liabilities
Ch$		2,506,870		54,225	2.16	(0.26)		2,641,393		98,627	3.73	0.07		3,068,889		185,337	6.04	3.38
UF		2,221,013		142,956	6.44	3.91		2,381,968		172,293	7.23	3.45		2,922,318		159,040	5.44	2.80
Foreign currency		1,711,658		30,102	1.76	(7.21)		1,594,636		45,757	2.87	(8.85)		1,562,804		27,867	1.78	3.13

Total	Ch$	6,439,541	Ch$	227,283	3.53%	(0.67)%	Ch$	6,617,997	Ch$	316,677	4.79%	(0.86)%	Ch$	7,554,011	Ch$	372,244	4.93%	3.11%

(1)	Other interest-bearing liabilities primarily include foreign borrowings, subordinated bonds, bonds and borrowings from domestic financial institutions.

	Year Ended December 31,
	2004						2005						2006
	Average balance		Interest paid		Average nominal rate	Average real rate	Average balance		Interest paid		Average nominal rate	Average real rate	Average balance		Interest paid		Average nominal rate	Average real rate
	(in millions of constant Ch$ as of December 31, 2006, except percentages)
Liabilities Non–interest bearing liabilities Non–interest bearing demand deposits
Ch$	Ch$	1,607,162		—	—	—	Ch$	1,707,308		—	—	—	Ch$	1,627,425		—	—	—
UF		38,032		—	—	—		13,784		—	—	—		7,509		—	—	—
Foreign currency		563,939		—	—	—		510,638		—	—	—		413,943		—	—	—

Total		2,209,133		—	—	—		2,231,730		—	—	—		2,048,877		—	—	—

Contingent liabilities
Ch$		62,935		—	—	—		83,138		—	—	—		112,996		—	—	—
UF		195,974		—	—	—		295,821		—	—	—		378,722		—	—	—
Foreign currency		247,070		—	—	—		250,360		—	—	—		336,545		—	—	—

Total		505,979		—	—	—		629,319		—	—	—		828,263		—	—	—

Other non–interest bearing																	—	—
Ch$		204,931		—	—	—		242,174		—	—	—		231,634		—	—	—
UF		5,094		—	—	—		7,085		—	—	—		12,217		—	—	—
Foreign currency		105,729		—	—	—		122,040		—	—	—		151,429		—	—	—

Total		315,754		—	—	—		371,299		—	—	—		395,280		—	—	—

Shareholders’ equity
Ch$		685,347		—	—	—		692,011		—	—	—		781,054		—	—	—
UF		—		—	—	—		—		—	—	—		—		—	—	—
Foreign currency		—		—	—	—		—		—	—	—		—		—	—	—

Total		685,347		—	—	—		692,011		—	—	—		781,054		—	—	—

Total non–interest bearing liabilities and shareholders’ equity
Ch$		2,560,375		—	—	—		2,724,631		—	—	—		2,753,109		—	—	—
UF		239,100		—	—	—		316,690		—	—	—		398,448		—	—	—
Foreign currency		916,738		—	—	—		883,038		—	—	—		901,917		—	—	—

Total		3,716,213		—	—	—		3,924,359		—	—	—		4,053,474		—	—	—

Total liabilities and shareholders’ equity
Ch$		5,067,245		54,225	—	—		5,366,024		98,627	—	—		5,821,998		185,337	—	—
UF		2,460,113		142,956	—	—		2,698,658		172,293	—	—		3,320,766		159,040	—	—
Foreign currency		2,628,396		30,102	—	—		2,477,674		45,757	—	—		2,464,721		27,867	—	—

Total	Ch$	10,155,754	Ch$	227,283	—	—	Ch$	10,542,356	Ch$	316,677	—	—	Ch$	11,607,485	Ch$	372,244	—	—

Interest Earning Assets and Net Interest Margin

The following table analyzes, by currency of denomination, the levels of our average interest earning assets and net interest, and illustrates the comparative margins obtained, for each of the periods indicated.

	Year Ended December 31,
	2004		2005		2006
	(in millions of constant Ch$ as of December 31, 2006, except for percentages)
Total average interest earning assets
Ch$	Ch$	3,139,283	Ch$	3,179,513	Ch$	3,524,056
UF		3,824,927		4,144,360		4,867,119
Foreign currency		2,090,962		1,980,922		1,877,122

Total		9,055,172		9,304,795		10,268,297

Net interest earned(1)
Ch$		190,579		181,342		181,806
UF		152,835		174,527		160,526
Foreign currency		26,674		25,238		63,078

Total	Ch$	370,088	Ch$	381,107	Ch$	405,410

Net interest margin, nominal basis(2)
Ch$		6.07%		5.70%		5.16%
UF		4.00		4.21		3.30
Foreign currency		1.28		1.27		3.36

Total		4.09%		4.10%		3.95%

(1)	Net interest earned is defined as interest revenue earned less interest expense incurred.
(2)	Net interest margin, nominal basis is defined as net interest earned divided by average interest earning assets.

Changes in Net Interest Revenue—Volume and Rate Analysis

The following tables compare, by currency of denomination, changes in our net interest revenue between 2005 and 2006 and between 2004 and 2005 caused by (i) changes in the average volume of interest earning assets and interest bearing liabilities and (ii) changes in their respective nominal interest rates. Volume and rate variances have been calculated based on movements in average balances over the period and changes in nominal interest rate, average interest earning assets and average interest bearing liabilities. The net change attributable to changes in both volume and rate has been allocated proportionately to the change in volume and the change in rate.

	Increase (Decrease) from 2004 to 2005 due to changes in				Net change from 2004 to 2005		Increase (Decrease) from 2005 to 2006 due to changes in				Net change from 2005 to 2006
	Volume		Rate				Volume		Rate
	(in millions of constant Ch$ as of December 31, 2006)
Assets Interest earning assets Interbank deposits
Ch$		—		—		—		—		—		—
UF		—		—		—		—		—		—
Foreign currency	Ch$	1,996	Ch$	4,567	Ch$	6,563	Ch$	(3,382)	Ch$	2,889	Ch$	(493)

Total		1,996		4,567		6,563		(3,382)		2,889		(493)

Financial investments
Ch$		(9,602)		6,519		(3,083)		(3,583)		10,108		6,525
UF		(1,155)		125		(1,030)		1,739		(287)		1,452
Foreign currency		(4,696)		3,979		(717)		(5,194)		8,245		3,051

Total		(15,453)		10,623		(4,830)		(7,038)		18,066		11,028

Commercial loans
Ch$		14,844		3,155		17,999		17,938		14,145		32,083
UF		39,565		22,891		62,456		48,429		(45,659)		2,770
Foreign currency		1,987		2,279		4,266		(1,419)		2,814		1,395

Total		56,396		28,325		84,721		64,948		(28,700)		36,248

Consumer loans
Ch$		22,111		(3,264)		18,847		36,760		11,645		48,405
UF		(177)		206		29		8		(374)		(366)
Foreign currency		—		—		—		—		—		—

Total		21,934		(3,058)		18,876		36,768		11,271		48,039

Interbank loans
Ch$		124		649		773		(963)		482		(481)
UF		—		—		—		—		—		—
Foreign currency		(378)		191		(187)		(59)		16		(43)

Total		(254)		840		586		(1,022)		498		(524)

Leasing contracts
Ch$		116		390		506		339		417		756
UF		8,195		2,079		10,274		7,844		(9,581)		(1,737)
Foreign currency		61		85		146		65		388		453

Total		8,372		2,554		10,926		8,248		(8,776)		(528)

Foreign trade loans
Ch$		—		—		—		—		—		—
UF		29		359		388		74		(443)		(369)
Foreign currency		(2,499)		6,359		3,860		734		14,711		15,445

Total		(2,470)		6,718		4,248		808		14,268		15,076

Mortgage loans
Ch$		—		—		—		—		—		—
UF		(35,393)		14,153		(21,240)		(11,890)		(16,858)		(28,748)
Foreign currency		—		—		—		—		—		—

Total		(35,393)		14,153		(21,240)		(11,890)		(16,858)		(28,748)

Contingent loans
Ch$		498		(625)		(127)		521		(493)		28
UF		871		(515)		356		630		(277)		353
Foreign currency		1		265		266		125		17		142

Total		1,370		(875)		495		1,276		(753)		523

Past due loans
Ch$		(94)		344		250		159		(301)		(142)
UF		(166)		(38)		(204)		(149)		(460)		(609)
Foreign currency		—		22		22		—		—		—

Total		(260)		328		68		10		(761)		(751)

Total interest earning assets
Ch$		27,997		7,168		35,165		51,171		36,003		87,174
UF		11,769		39,260		51,029		46,685		(73,939)		(27,254)
Foreign currency		(3,528)		17,747		14,219		(9,130)		29,080		19,950

Total	Ch$	36,238	Ch$	64,175	Ch$	100,413	Ch$	88,726	Ch$	(8,856)	Ch$	79,870

	Increase (Decrease) from 2004 to 2005 due to changes in				Net change from 2004 to 2005		Increase (Decrease) from 2005 to 2006 due to changes in				Net change from 2005 to 2006
	Volume		Rate				Volume		Rate
	(in millions of constant Ch$ as of December 31, 2006)
Liabilities Interest bearing liabilities
Savings accounts
Ch$		—		—		—		—		—		—
UF	Ch$	(312)	Ch$	2,330	Ch$	2,018	Ch$	(123)	Ch$	(2,496)	Ch$	(2,619)
Foreign currency		—		—		—		—		—		—

Total		(312)		2,330		2,018		(123)		(2,496)		(2,619)

Time deposits
Ch$		5,830		36,614		42,444		19,204		62,202		81,406
UF		14,030		17,869		31,899		27,843		(11,372)		16,471
Foreign currency		(3,622)		10,082		6,460		2,660		(12,550)		(9,890)

Total		16,238		64,565		80,803		49,707		38,280		87,987

Central Bank borrowings
Ch$		590		163		753		(794)		442		(352)
UF		(50)		(10)		(60)		(33)		16		(17)
Foreign currency		—		—		—		—		—		—

Total		540		153		693		(827)		458		(369)

Repurchase agreements
Ch$		(2,372)		3,646		1,274		(104)		4,361		4,257
UF		—		—		—		—		—		—
Foreign currency		122		440		562		(1,095)		(885)		(1,980)

Total		(2,250)		4,086		1,836		(1,199)		3,476		2,277

Mortgage finance bonds
Ch$		—		—		—		—		—		—
UF		(29,507)		4,898		(24,609)		(10,704)		(8,500)		(19,204)
Foreign currency		—		—		—		—		—		—

Total		(29,507)		4,898		(24,609)		(10,704)		(8,500)		(19,204)

Other interest bearing liabilities
Ch$		539		(608)		(69)		455		944		1,399
UF		19,029		1,060		20,089		9,180		(17,064)		(7,884)
Foreign currency		1,045		7,588		8,633		(2,356)		(3,664)		(6,020)

Total		20,613		8,040		28,653		7,279		(19,784)		(12,505)

Total interest bearing liabilities
Ch$		4,587		39,815		44,402		18,761		67,949		86,710
UF		3,190		26,147		29,337		26,163		(39,416)		(13,253)
Foreign currency		(2,455)		18,110		15,655		(791)		(17,099)		(17,890)

Total	Ch$	5,322	Ch$	84,072	Ch$	89,394	Ch$	44,133	Ch$	11,434	Ch$	55,567

Financial Investment

(a) Trading Securities:

The detail of instruments classified as trading securities is as follows:

							Weighted Average Nominal Rate as of December 31, 2006%
	As of December 31,
	2004		2005		2006
	(in millions of constant Ch$ as of December 31, 2006, except for rate data)
Instruments issued by the Chilean Government and the Central Bank of Chile
Instruments issued by the Central Bank of Chile	Ch$	1,132,234	Ch$	696,140	Ch$	492,748	4.49%
Other government instruments		13,991		20,142		436	3.46

Subtotal		1,146,225		716,282		493,184	4.49

Other Financial Instruments
Promissory notes for deposits in Chilean banks		203,154		179,577		256,633	5.30
Other foreign instruments issued		135,079		309,093		241,278	5.49
Bonds from other Chilean companies		107,378		100,268		97,712	6.83
Instruments issued by foreign Governments or Central Banks		17,619		13,112		54,749	6.76
Mortgage bonds of Chilean banks		1,320		34,425		49,938	4.57
Other instruments issued in Chile		8,331		1,187		3,878	4.41
Bonds from Chilean banks		—		13,511		—	—

Subtotal		472,881		651,173		704,188	5.63

Total	Ch$	1,619,106	Ch$	1,367,455	Ch$	1,197,372	5.16%

Instruments issued by the Chilean Government and the Central Bank of Chile include instruments sold under agreements to repurchase to customers and financial institutions, amounting to Ch$179,800 million, Ch$91,901 million, Ch$55,824 million as of December 31, 2004, 2005 and 2006, respectively. Other Financial Instruments include instruments sold under agreements to repurchase to customers and financial instruments, amounting to Ch$187,434 million, Ch$157,447 million, Ch$217,824 million as of December 31, 2004, 2005 and 2006, respectively.

(b) Investment Portfolio:

The detail of instruments classified as available for sale securities and as investments held to maturity is as follows:

(i) Available for sale

							Weighted Average Nominal Rate as of December 31, 2006%
	As of December 31,
	2004		2005		2006
	(in millions of constant Ch$ as of December 31, 2006)
Instruments issued by foreign Governments or Central Banks	Ch$	11,830	Ch$	23,534	Ch$	40,066	4.45%
Bonds from other Chilean companies		6,926		1,628		—	—
Other foreign instruments issued		10,139		—		—	—

Total	Ch$	28,895	Ch$	25,162	Ch$	40,066	4.45%

As of December 31, the portfolio of available for sale securities include a net unrealized loss of Ch$99 million, Ch$4 million and Ch$9 million in 2004, 2005 and 2006, respectively, recorded in equity.

(ii) Held to maturity

							Weighted Average Nominal Rate as of December 31, 2006%
	As of December 31,
	2004		2005		2006
	(in millions of constant Ch$ as of December 31, 2006)
Instruments issued by Foreign Governments or Central Banks	Ch$	17,789	Ch$	15,739	Ch$	16,003	5.09%

Total	Ch$	17,789	Ch$	15,739	Ch$	16,003	5.09%

(c) Maturity of Financial Investment:

The maturities of the securities trading, held to maturity and available for sale, as of December 31, 2006 are as follows:

Estimated Fair Value
(in millions of constant Ch$ as of December 31, 2006)
Trading securities (1):
Due in one year or less	1,197,372
Securities available for sale:
Due in one year or less	40,066
Securities held to maturity:
Due in one year or less	16,003

(1)	Trading securities are classified as due in one year or less, because they are bought and held principally for the purpose of selling in the near term.

The following table sets forth an analysis under U.S. GAAP of investments held to maturity by type:

	As of December 31,
	2004						2005						2006
Instruments	Carrying Value		Unrealized Gains (Losses)		Estimated Fair Value		Carrying Value		Unrealized Gains (Losses)		Estimated Fair Value		Carrying Value		Unrealized Gains (Losses)		Estimated Fair Value
	(in millions of constant Ch$ as of December 31, 2006)
Instruments issued by Foreign Governments or Central Banks	Ch$	17,791	Ch$	(2)	Ch$	17,789	Ch$	15,740	Ch$	(1)	Ch$	15,739	Ch$	16,003	Ch$	—	Ch$	16,003

Total	Ch$	17,791	Ch$	(2)	Ch$	17,789	Ch$	15,740	Ch$	(1)	Ch$	15,739	Ch$	16,003	Ch$	—	Ch$	16,003

Loan Portfolio

The following table analyzes our loans by type of loan and risk classification. All loan amounts stated below are before deduction of allowances for loan losses. Total loans reflect our loan portfolio, including past due principal amounts.

	As of December 31,
	2002		2003		2004		2005		2006
	(in millions of constant Ch$ as of December 31, 2006)
Commercial loans:
General commercial loans	Ch$	2,868,140	Ch$	2,864,592	Ch$	3,032,891	Ch$	3,584,631	Ch$	3,970,909
Foreign trade loans		669,805		713,707		633,650		562,336		677,296
Interbank loans		60,028		14,336		16,076		25,537		43,019
Leasing contracts		272,767		291,602		363,713		464,356		539,176
Other outstanding loans		424,088		478,124		990,316		1,363,056		1,762,225

Subtotal commercial loans		4,294,828		4,362,361		5,036,646		5,999,916		6,992,625

Mortgage loans:
Residential		635,965		654,964		469,469		375,689		323,288
Commercial		664,146		568,046		397,766		308,735		257,930

Subtotal mortgage loans		1,300,111		1,223,010		867,235		684,424		581,218

Consumer loans		575,434		638,252		731,810		882,291		1,072,324

Past due loans:
Commercial loans		141,415		98,172		71,671		54,410		46,491
Residential mortgage loans		11,219		12,122		13,333		14,154		8,901
Consumer loans		4,981		3,653		3,906		3,951		5,708
Factoring loans		—		—		—		—		5
Leasing contracts		1,097		439		666		332		580

Subtotal past due loans		158,712		114,386		89,576		72,847		61,685

Contingent loans		418,051		444,101		561,564		738,770		987,314

Total loans	Ch$	6,747,136	Ch$	6,782,110	Ch$	7,286,831	Ch$	8,378,248	Ch$	9,695,166

The loan categories are as follows:

“Commercial loans” are short-term and long-term loans made to companies or businesses, at variable or fixed interest rates in order to finance working capital or investments.

“Consumer loans” are loans to individuals granted, principally in Chilean pesos, generally on a fixed rate basis, to finance the purchase of consumer goods or to pay for services. Credit card balances subject to interest charges are also included in this category.

“Mortgage loans” are inflation indexed, fixed rate, long-term loans with monthly payments of principal and interest collateralized by a real state mortgage. These loans are financed through the issuance of mortgage finance bonds. At the time of its issuance, the amount of a mortgage loan cannot be more than 75% of the value of the property.

“Foreign trade loans” are variable or fixed rate, short-term loans made in foreign currencies (mainly U.S. dollars) to finance imports and exports.

“Leasing contracts” are agreements for financing leases of capital equipment and other property.

“Other outstanding loans” principally include bills of exchange, other mortgage loans, which are financed by Banco de Chile’s general borrowings and factoring.

“Past due loans” represent loans or shares of loans that are overdue as to any payment of principal or interest by 90 days or more.

“Contingent loans” consist of open and confirmed letters of credit together with guarantees granted by Banco de Chile in Ch$, UF and foreign currencies (mainly U.S. dollars). Unlike U.S. GAAP, Chilean GAAP requires such loans to be included on a bank’s balance sheet. See Note 28 to our consolidated audited financial statements for a description of the significant differences between Chilean GAAP and U.S. GAAP as they relate to our consolidated subsidiaries and us.

Any collateral provided generally consists of a mortgage on real estate, a pledge of marketable securities, a letter of credit or cash. The existence and amount of collateral varies from loan to loan.

Maturity and Interest Rate Sensitivity of Loans as of December 31, 2006

The following table sets forth an analysis by type and time remaining to maturity of our loans as of December 31, 2006:

	Balance as of December 31, 2006		Due within 1 month		Due after 1 month but within 6 months		Due after 6 months but within 12 months		Due after 1 year but within 3 years		Due after 3 years but within 5 years		Due after 5 years
	(in millions of constant Ch$ as of December 31, 2006)
Commercial loans	Ch$	3,970,909	Ch$	534,207	Ch$	1,002,024	Ch$	407,173	Ch$	737,325	Ch$	499,733	Ch$	790,447
Consumer loans		1,072,324		354,369		151,718		140,281		340,694		79,226		6,036
Mortgage loans		581,218		6,082		26,165		31,678		119,576		110,917		286,800
Foreign trade loans		677,296		147,239		440,109		44,414		21,895		20,654		2,985
Interbank loans		43,019		43,019		—		—		—		—		—
Leasing contracts		539,176		16,934		66,689		81,855		197,125		82,600		93,973
Other outstanding loans		1,762,225		268,807		193,949		70,419		175,275		157,926		895,849
Past due loans		61,685		61,685		—		—		—		—		—

Subtotal		8,707,852		1,432,342		1,880,654		775,820		1,591,890		951,056		2,076,090
Contingent loans		987,314		133,687		335,525		212,382		260,207		44,995		518

Total loans	Ch$	9,695,166	Ch$	1,566,029	Ch$	2,216,179	Ch$	988,202	Ch$	1,852,097	Ch$	996,051	Ch$	2,076,608

The following table presents the interest rate sensitivity of our outstanding loans due after one year as of December 31, 2006, not including contingent loans:

	As of December 31, 2006
	(in millions of constant Ch$ as of December 31, 2006)
Variable rate
Ch$	Ch$	107,484
UF		1,246,538
Foreign currency		130,972

Total		1,484,994
Fixed rate
Ch$		680,195
UF		2,381,567
Foreign currency		72,280

Total		3,134,042

Total	Ch$	4,619,036

Loans by Economic Activity

The following table sets forth, at the dates indicated, an analysis of our loan portfolio based on the borrower’s principal economic activity. Loans to individuals for business purposes are allocated to their respective economic activity. The table does not reflect outstanding contingent loans.

	As of December 31,
	2004			2005			2006
	Loan Portfolio		% of loan Portfolio	Loan Portfolio		% of loan Portfolio	Loan Portfolio		% of loan Portfolio
	(in millions of constant Ch$ as of December 31, 2006, except for percentages)
Agriculture, Livestock, Forestry, Agribusiness, Fishing:
Agriculture and livestock	Ch$	222,472	3.31%	Ch$	166,406	2.18%	Ch$	183,242	2.10%
Fruit		177,955	2.65		175,514	2.30		187,666	2.16
Forestry and wood extraction		20,430	0.30		22,324	0.29		16,061	0.18
Fishing		107,113	1.59		54,413	0.71		44,657	0.51

Subtotal		527,970	7.85		418,657	5.48		431,626	4.95
Mining and Petroleum:
Mining and quarries		26,489	0.39		30,322	0.40		22,044	0.25
Natural gas and crude oil extraction		8,838	0.13		35,633	0.47		758	0.01

Subtotal		35,327	0.52		65,955	0.87		22,802	0.26
Manufacturing:
Tobacco, food and beverages		145,643	2.16		132,077	1.73		154,992	1.78
Textiles, clothing and leather goods		71,691	1.07		69,910	0.92		91,072	1.05
Wood and wood products		49,806	0.74		56,110	0.73		48,922	0.56
Paper, printing and publishing		25,623	0.38		40,905	0.54		67,927	0.78
Oil refining, carbon and rubber		87,117	1.29		98,347	1.29		73,629	0.85
Production of basic metal, non-mineral, machine and equipment		255,980	3.81		219,464	2.87		215,799	2.48
Other manufacturing industries		50,215	0.75		62,489	0.82		65,080	0.75

Subtotal		686,075	10.20		679,302	8.90		717,421	8.25
Electricity, Gas and Water:
Electricity, gas and water		61,631	0.92		68,230	0.89		61,617	0.71

Subtotal		61,631	0.92		68,230	0.89		61,617	0.71
Construction:
Residential buildings		174,386	2.59		217,223	2.84		267,697	3.07
Other constructions		346,713	5.15		460,412	6.03		475,017	5.46

Subtotal		521,099	7.74		677,635	8.87		742,714	8.53
Commerce:
Wholesale		280,386	4.17		300,608	3.93		374,242	4.30
Retail, restaurants and hotels		514,386	7.65		444,617	5.82		511,416	5.87

Subtotal		794,772	11.82		745,225	9.75		885,658	10.17
Transport, Storage and Communications:
Transport and storage		168,633	2.51		182,278	2.39		225,216	2.59
Communications		36,820	0.55		24,306	0.32		31,274	0.36

Subtotal		205,453	3.06		206,584	2.71		256,490	2.95
Financial Services:
Financial and insurance companies		636,573	9.47		772,904	10.11		953,438	10.95
Holding companies and other financial services		703,254	10.46		696,146	9.11		834,467	9.58

Subtotal		1,339,827	19.93		1,469,050	19.22		1,787,905	20.53
Community, Social and Personal Services:
Community, social and personal services		272,875	4.06		1,045,696	13.69		1,166,204	13.39

Subtotal		272,875	4.06		1,045,696	13.69		1,166,204	13.39
Consumer Loans		928,922	13.81		888,552	11.63		1,080,638	12.41
Residential Mortgage Loans		1,351,316	20.09		1,374,592	17.99		1,554,777	17.85

Total	Ch$	6,725,267	100.00%	Ch$	7,639,478	100.00%	Ch$	8,707,852	100.00%

Foreign Country Outstanding Loans

Our cross-border outstanding loans are principally trade-related. These loans include loans to foreign financial institutions and foreign corporations, some of which are guaranteed by their Chilean parent company. The table below lists the total amounts outstanding to borrowers in certain foreign countries as of the end of the last three years, and thus does not include foreign trade-related loans to domestic borrowers.

	As of December 31,
	2004		2005		2006
	(in millions of constant Ch$ as of December 31, 2006)
Argentina	Ch$	6,550	Ch$	1,335	Ch$	108
Australia		9		334		17,776
Austria		163		4,488		4,356
Belgium		424		745		33,340
Brazil		55,714		61,312		68,456
British West Indies		7,669		4,545		—
Canada		449		1,259		2,489
China		24,089		24,712		39,832
Colombia		5,750		309		219
Czech Repplic		—		—		30
Dinamarca		6		15		—
Ecuador		175		6		—
El Salvador		2,538		45		45
Finland		4,258		2,465		539
France		14,613		5,517		13,272
Germany		4,938		725		2,892
Holland		156		—		—
Hong Kong		244		59		7,803
India		2,692		547		11,100
Ireland		—		2,991		—
Israel		1		70		74
Island		—		—		125
Italy		3,801		1,932		1,243
Japan.		11,555		3,522		3,858
Mauricio		13		—		—
Mexico		30,254		11,318		3,154
Morocco		34		—		—
New Zealand		3		66		353
Norway		12		3		85
Oman		—		—		386
Panama		4,816		736		3,005
Paraguay		—		—		2,278
Perú		17,452		6,087		4,965
Portugal		548		486		—
Singapore		54		992		62
South Africa		—		10		214
South Korea		17,445		7,261		38,537
Spain		5,768		6		129
Switzerland		101		—		93
Sweden		1,612		—		414
Taiwan		2,146		4,144		845
United Arab Emirates		644		475		133
United Kingdom		41,827		32,066		41,127
United States		26,218		18,053		8,039
Uruguay		—		—		1,692
Venezuela		5,960		5,300		5,587

Total	Ch$	300,701	Ch$	203,936	Ch$	318,655

We also maintain deposits abroad, as needed to conduct our foreign trade transactions and manage liquidity. The table below lists the largest amounts of foreign deposits by country as of the end of the past three years:

	As of December 31,
	2004		2005		2006
	(in millions of constant Ch$ as of December 31, 2006)
Australia	Ch$	59	Ch$	23	Ch$	77
Austria		2		40		135
Belgium		114		87		271
Canada		266		315		403
China		179		63		73
Denmark		68		23		36
Finland		11		14		106
France		447		501		166
Germany		4,450		3,790		7,148
Italy		2,215		12,221		4,611
Japan		1,270		1,475		14,274
Netherlands		157		59		—
Norway		53		34		103
Spain		186		319		572
Sweden		3		32		163
Switzerland		216		172		105
United Kingdom		734		922		563
United States		122,250		33,447		30,919

Total	Ch$	132,680	Ch$	53,537	Ch$	59,725

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

Transactions in which the total customer credit risk is more than UF 500,000 (approximately Ch$9,168 million) require the approval of a credit committee, which includes three directors and our chief executive officer. Transactions in which the total customer credit risk is equal to or less than UF 500,000 may be approved by other executives, depending on the amount involved, as follows:

Approved by	Limit in UF
Credit committee, including members of the board of directors	up to legal limits
Chief executive officer, chairman and senior credit risk officer	up to UF 500,000
Chief executive officer, chairman or senior credit risk officer (any two of them)	up to UF 350,000
Chief executive officer	up to UF 225,000
Senior credit risk officers	up to UF 225,000
Executive credit risk officers	up to UF 112,500
Other credit risk officers	up to UF 60,000
Executive vice president of corporate banking	up to UF 50,000
Other department heads	up to UF 20,000
Other officers	up to UF 10,000

In addition to reviewing the credit limit, the business segment extending the credit must review the terms of the loan, the interest rate and any security to be obtained.

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

Our credit process is based on credit policies approved by our board of directors and procedures established by the credit committee. The credit risk management segment is responsible for evaluating for us in the aggregate the risk presented by our current or potential customers. We also rely upon the collective efforts of our professional analysts who conduct reviews at the request of any of our commercial divisions and senior management. These reports analyze the amount of a credit, its use, its term, the customer’s financial situation, the customer’s profile and the market in which the customer operates. These reports are prepared in four different formats: in-depth, summary, follow-up and project analysis. The risk control division reviews periodically the quality of our loans, including the related loan classifications. This division has a team of inspectors who audit on an on-going basis the compliance with the credit review process by the commercial executives who are involved in the credit analysis process, the various categories of risk assigned to customers, the reports on past due loans and our evaluation of debtors.

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

According to our internal credit policies, we classified our loans through December 31, 2004 using the previous guidelines. The criteria for determining the range of estimated losses for purposes of the classification of commercial loans was as follows:

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

Allowances for Loan Losses under the Previous Guidelines

The Chilean Superintendency of Banks amended its regulations with respect to allowances effective January 1, 2004. Under the previous guidelines, the minimum required allowances for loan losses was the greater of (i) a bank’s global allowances for loan losses and (ii) its aggregate individual allowances for loan losses. Additionally, a bank was permitted to maintain voluntary allowances in excess of the required minimum so as to provide additional coverage for potential loan losses. We historically followed the practice of maintaining voluntary allowances.

Global allowances for loan losses. Under the previous guidelines, the amount of global allowances for loan losses required to be maintained by a bank was equal to the aggregate amount of its outstanding loans multiplied by the greater of (i) our risk index, as defined below, and (ii) 0.75%.

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

The risk index itself was then calculated by dividing (i) the aggregate amount so calculated by (ii) the aggregate amount (i.e., the outstanding principal, whether or not past due, and accrued and unpaid interest) of all evaluated loans.

The chart below illustrates the evolution of our consolidated risk index over the last five years under the previous guidelines, with the exception of 2004, 2005 and 2006:

Consolidated Risk Index

At December 31,

2002	3.00%
2003	2.36
2004(1)	2.23
2005(1)	1.72
2006(1)	1.50%

(1)	The new guidelines determine the risk index, by dividing allowances for loan losses by total loans.

The chart below illustrates the evolution of our unconsolidated risk index over the last five years under the previous guidelines, with the exception of 2004, 2005 and 2006:

Consolidated Risk Index

At December 31,

2002	3.10%
2003	2.41
2004(1)	2.23
2005(1)	1.70
2006(1)	1.48%

(1)	The new guidelines determine the risk index, by dividing allowances for loan losses by total loans.

According to the Chilean Superintendency of Banks, the average risk index of all financial institutions in Chile, both foreign and domestic, was 1.48% as of December 31, 2006. At the same date, our average unconsolidated risk index was 1.48%. Our average unconsolidated risk index has continued to improve since 2002 when it was highest as a result of our merger with Banco de A. Edwards in that year. As of December 31, 2004, our unconsolidated risk index was greater than the average for all financial institutions in Chile primarily as a result of higher additional allowances maintained by us as compared to those maintained by the financial system.

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

The table below sets forth our allowances for loan losses in accordance with the regulations in effect during each year.

	As of December 31,
	2002		2003		2004		2005		2006
	(in millions of constant Ch$ as of December 31, 2006, except for percentages)
Allowances based on risk index	Ch$	202,414	Ch$	160,058	Ch$	162,664	Ch$	144,272	Ch$	144,979
Allowances based on 0.75%		50,604		50,866		n/a		n/a		n/a
Global allowances for loan losses		156,668		134,452		n/a		n/a		n/a
Individual allowances for loan losses		57,418		37,821		—		—		—
Required minimum allowances		214,086		172,273		141,813		122,835		124,371
Voluntary allowances		22,511		22,288		—		—		—
Additional allowances		—		—		20,851		21,437		20,608

Total allowances for loan losses	Ch$	236,597	Ch$	194,561	Ch$	162,664	Ch$	144,272	Ch$	144,979

Total allowances for loan losses as a percentage of total loans		3.51%		2.87%		2.23%		1.72%		1.50%

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

Analysis of Our Loan Classification

The following tables provide statistical data regarding the classification of our loans at the end of each of the last five years. As discussed above, our risk analysis system requires that loans to all customers be classified, including past due and contingent loans:

	As of December 31, 2002
Category	Commercial Loans		Consumer Loans		Residential Mortgage Loans		Total Loans		Percentage of Classified Loans
	(in millions of constant Ch$ as of December 31, 2006)
A	Ch$	2,422,060	Ch$	387,805	Ch$	849,403	Ch$	3,659,268	54.69%
B		2,469,993		42,428		68,925		2,581,346	38.57
B–		237,889		10,306		21,394		269,589	4.03
C		131,664		8,849		—		140,513	2.10
D		33,504		7,579		—		41,083	0.61

Total classified loans	Ch$	5,295,110	Ch$	456,967	Ch$	939,722	Ch$	6,691,799	100.00%

Total loans	Ch$	5,350,447	Ch$	456,967	Ch$	939,722	Ch$	6,747,136

Percentage classified		98.97%		100.00%		100.00%		99.18%

	As of December 31, 2003
Category	Commercial Loans		Consumer Loans		Residential Mortgage Loans		Total Loans		Percentage of Classified Loans
	(in millions of constant Ch$ as of December 31, 2006)
A	Ch$	2,414,694	Ch$	464,893	Ch$	891,324	Ch$	3,770,911	55.97%
B		2,503,231		35,032		76,373		2,614,636	38.82
B–		194,883		9,059		22,867		226,809	3.37
C		71,663		7,489		—		79,152	1.18
D		38,719		5,528		—		44,247	0.66

Total classified loans	Ch$	5,223,190	Ch$	522,001	Ch$	990,564	Ch$	6,735,755	100.00%

Total loans	Ch$	5,269,545	Ch$	522,001	Ch$	990,564	Ch$	6,782,110

Percentage classified		99.12%		100.00%		100.00%		99.32%

	As of December 31, 2004 (1)
Individual Analysis Category	Commercial Loans		Consumer Loans		Residential Mortgage Loans		Total Loans		Percentage of Classified Loans
	(in millions of constant Ch$ as of December 31, 2006)
A1	Ch$	9,544	Ch$	—	Ch$	—	Ch$	9,544	0.18%
A2		1,608,467		15,850		53,366		1,677,683	31.38
A3		1,399,710		13,122		33,907		1,446,739	27.06
B		1,699,442		29,476		63,993		1,792,911	33.54
C1		195,114		6,449		9,959		211,522	3.96
C2		63,247		913		4,439		68,599	1.28
C3		29,333		348		1,058		30,739	0.57
C4		51,985		394		1,002		53,381	1.00
D1		36,817		264		95		37,176	0.70
D2		16,946		519		325		17,790	0.33

Subtotal classified loans	Ch$	5,110,605	Ch$	67,335	Ch$	168,144	Ch$	5,346,084	100.00%

(1)	This information has been prepared in accordance with the amended guidelines.

	As of December 31, 2004 (1)
Group Analysis Category	Commercial Loans		Consumer Loans		Residential Mortgage Loans		Total Loans		Percentage of Classified Loans
	(in millions of constant Ch$ as of December 31, 2006)
A	Ch$	160,066	Ch$	605,840	Ch$	968,109	Ch$	1,734,015	89.94%
B		48,717		40,749		49,648		139,114	7.21
B-		11,685		9,137		18,341		39,163	2.03
C		1,746		6,960		—		8,706	0.45
D		1,492		5,695		—		7,187	0.37

Subtotal classified loans	Ch$	223,706	Ch$	668,381	Ch$	1,036,098	Ch$	1,928,185	100.00%

Total classified loans	Ch$	5,334,311	Ch$	735,716	Ch$	1,204,242	Ch$	7,274,269

Total loans	Ch$	5,346,873	Ch$	735,716	Ch$	1,204,242	Ch$	7,286,831

Percentage classified		99.77%		100.00%		100.00%		99.83%

(1)	This information has been prepared in accordance with the amended guidelines.

	As of December 31, 2005 (1)
Individual Analysis Category	Commercial Loans		Consumer Loans		Residential Mortgage Loans		Total Loans		Percentage of Classified Loans
	(in millions of constant Ch$ as of December 31, 2006)
A1	Ch$	12,972	Ch$	—	Ch$	—	Ch$	12,972	0.21%
A2		1,782,632		18,147		52,809		1,853,588	30.12
A3		1,775,132		13,509		32,813		1,821,454	29.60
B		2,011,815		41,578		78,569		2,131,962	34.64
C1		182,176		7,183		8,955		198,314	3.22
C2		41,922		1,542		4,869		48,333	0.79
C3		16,072		409		1,188		17,669	0.29
C4		32,496		384		414		33,294	0.54
D1		22,418		384		422		23,224	0.38
D2		12,312		810		68		13,190	0.21

Subtotal classified loans	Ch$	5,889,947	Ch$	83,946	Ch$	180,107	Ch$	6,154,000	100.00%

(1)	This information has been prepared in accordance with the amended guidelines.

	As of December 31, 2005 (1)
Group Analysis Category	Commercial Loans		Consumer Loans		Residential Mortgage Loans		Total Loans		Percentage of Classified Loans
	(in millions of constant Ch$ as of December 31, 2006)
A	Ch$	154,086	Ch$	734,743	Ch$	1,136,426	Ch$	2,025,255	91.57%
B		49,433		40,594		43,457		133,484	6.03
B-		9,244		10,643		14,916		34,803	1.57
C		1,235		8,655		—		9,890	0.45
D		824		7,662		—		8,486	0.38

Subtotal classified loans	Ch$	214,822	Ch$	802,297	Ch$	1,194,799	Ch$	2,211,918	100.00%

Total classified loans	Ch$	6,104,769	Ch$	886,243	Ch$	1,374,906	Ch$	8,365,918

Total loans	Ch$	6,117,099	Ch$	886,243	Ch$	1,374,906	Ch$	8,378,248

Percentage classified		99.80%		100.00%		100.00%		99.85%

(1)	This information has been prepared in accordance with the amended guidelines.

	As of December 31, 2006 (1)
Individual Analysis Category	Commercial Loans		Consumer Loans		Residential Mortgage Loans		Total Loans		Percentage of Classified Loans
	(in millions of constant Ch$ as of December 31, 2006)
A1	Ch$	150,144	Ch$	2	Ch$	—	Ch$	150,146	2.12%
A2		2,042,153		15,114		47,725		2,104,992	29.89
A3		2,076,506		13,138		25,787		2,115,431	30.04
B		2,231,058		68,187		79,558		2,378,803	33.78
C1		163,651		11,577		9,059		184,287	2.62
C2		42,031		1,649		3,862		47,542	0.68
C3		11,205		594		653		12,452	0.18
C4		19,010		364		360		19,734	0.28
D1		17,138		364		221		17,723	0.25
D2		9,909		1,171		45		11,125	0.16

Subtotal classified loans	Ch$	6,762,805	Ch$	112,160	Ch$	167,270	Ch$	7,042,235	100.00%

(1)	This information has been prepared in accordance with the amended guidelines.

	As of December 31, 2006 (1)
Group Analysis Category	Commercial Loans		Consumer Loans		Residential Mortgage Loans		Total Loans		Percentage of Classified Loans
	(in millions of constant Ch$ as of December 31, 2006)
A	Ch$	164,571	Ch$	842,519	Ch$	1,329,388	Ch$	2,336,478	90.44%
B		53,705		78,612		45,349		177,666	6.88
B-		9,285		18,655		12,784		40,724	1.58
C		1,508		15,205		—		16,713	0.65
D		680		10,881		—		11,561	0.45

Subtotal classified loans	Ch$	229,749	Ch$	965,872	Ch$	1,387,521	Ch$	2,583,142	100.00%

Total classified loans	Ch$	6,992,554	Ch$	1,078,032	Ch$	1,554,791	Ch$	9,625,377

Total loans	Ch$	7,062,343	Ch$	1,078,032	Ch$	1,554,791	Ch$	9,695,166

Percentage classified		99.01%		100.00%		100.00%		99.28%

(1)	This information has been prepared in accordance with the amended guidelines.

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

The following table sets forth as of December 31 of each of the last five years the amounts that are current as to payments of principal and interest and the amounts that are overdue:

	Domestic Loans
	As of December 31,
	2002		2003		2004		2005		2006
	(in millions of constant Ch$ as of December 31, 2006)
Current	Ch$	6,234,275	Ch$	6,396,417	Ch$	6,854,727	Ch$	8,048,921	Ch$	9,272,361
Overdue 1-29 days		28,708		22,309		29,572		46,219		27,196
Overdue 30-89 days		24,349		14,760		12,255		6,344		15,269
Overdue 90 days or more (“past due”)		156,341		114,386		89,576		72,828		61,685

Total loans	Ch$	6,443,673	Ch$	6,547,872	Ch$	6,986,130	Ch$	8,174,312	Ch$	9,376,511

	Foreign Loans
	As of December 31,
	2002		2003		2004		2005		2006
	(in millions of constant Ch$ as of December 31, 2006)
Current	Ch$	301,092	Ch$	234,238	Ch$	300,701	Ch$	203,917	Ch$	318,655
Overdue 1-29 days		—		—		—		—		—
Overdue 30-89 days		—		—		—		—		—
Overdue 90 days or more (“past due”)		2,371		—		—		19		—

Total loans	Ch$	303,463	Ch$	234,238	Ch$	300,701	Ch$	203,936	Ch$	318,655

	Total Loans
	As of December 31,
	2002		2003		2004		2005		2006
	(in millions of constant Ch$ as of December 31, 2006)
Current	Ch$	6,535,367	Ch$	6,630,655	Ch$	7,155,428	Ch$	8,252,838	Ch$	9,591,016
Overdue 1-29 days		28,708		22,309		29,572		46,219		27,196
Overdue 30-89 days		24,349		14,760		12,255		6,344		15,269
Overdue 90 days or more (“past due”)		158,712		114,386		89,576		72,847		61,685

Total loans	Ch$	6,747,136	Ch$	6,782,110	Ch$	7,286,831	Ch$	8,378,248	Ch$	9,695,166

Overdue loans expressed as a percentage of total loans		3.14%		2.23%		1.80%		1.50%		1.07%
Past due loans as a percentage of total loans		2.35%		1.69%		1.23%		0.87%		0.64%

We suspend the accrual of interest on any loan when there is a high risk of unrecoverability or from the first day when it becomes past due. The amount of interest that would have been recorded on overdue loans if they had been accruing interest was Ch$5,417 million for the year ended December 31, 2006.

Loans included in the previous table, which have been restructured and bear no interest, are as follows:

	As of December 31,
	2002		2003		2004		2005		2006
	(in millions of constant Ch$ as of December 31, 2006)
Ch$	Ch$	5,332	Ch$	4,663	Ch$	4,453	Ch$	4,203	Ch$	4,773
UF		237		268		550		157		—

Total	Ch$	5,569	Ch$	4,931	Ch$	5,003	Ch$	4,360	Ch$	4,773

The amount of interest that we would have recorded on these loans for the year ended December 31, 2006 if these loans had been earning a market interest rate was Ch$269 million.

In addition, other loans that have been restructured, mainly through the extension of their maturities, and that bear interest are as follows:

	As of December 31,
	2004		2005		2006
	(in millions of constant Ch$ as of December 31, 2006)
Total other restructured loans	Ch$	82,795	Ch$	73,689	Ch$	68,789

During the year ended December 31, 2006, interest recorded in income on these loans amounted to Ch$6,928 million.

Analysis of Substandard Loans and Amounts Past Due

The following table analyzes our substandard loans, past due loans and allowances for loan losses existing at the dates indicated. Loans for years prior to 2004 in the table below were analyzed in accordance with the previous guidelines, and loans for year 2006, 2005 and 2004 were analyzed in accordance with the amended guidelines. We have no restructured loans (troubled debt restructurings as defined in Statement of Financial Accounting Standards, or SFAS, No. 15 published by the Financial Accounting Standards Board, or FASB) that are not included in the following tables.

	As of December 31,
	2002		2003		2004		2005		2006
	(in millions of constant Ch$ as of December 31, 2006, except for percentages)
Total loans	Ch$	6,747,136	Ch$	6,782,110	Ch$	7,286,831	Ch$	8,378,248	Ch$	9,695,166
Substandard loans (1)	Ch$	451,185	Ch$	350,208	Ch$	474,263	Ch$	387,203	Ch$	361,861
Substandard loans as a percentage of total Loans		6.69%		5.16%		6.51%		4.62%		3.73%
Amounts past due (2)
To the extent secured (3)	Ch$	101,293	Ch$	76,565	Ch$	60,501	Ch$	51,309	Ch$	42,178
To the extent unsecured		57,419		37,821		29,075		21,538		19,507

Total amount past due	Ch$	158,712	Ch$	114,386	Ch$	89,576	Ch$	72,847	Ch$	61,685

Amounts past due as a percentage of total loans		2.35%		1.69%		1.23%		0.87%		0.64%
To the extent secured(2)		1.50		1.13		0.83		0.61		0.44
To the extent unsecured		0.85		0.56		0.40		0.26		0.20
Allowances for loans losses as a percentage of:
Total loans		3.51		2.87		2.23		1.72		1.50
Total loans excluding contingent loans		3.74		3.07		2.42		1.89		1.66
Total amounts past due		149.07		170.09		181.59		198.05		235.03
Total amounts past due-unsecured		412.05%		514.43%		559.46%		669.85%		743.21%

(1)	For periods prior to 2004, substandard loans include loans classified into categories B-, C and D. For periods after 2004, individually evaluated loans are considered substandard when they are classified into categories C1 to D2, and group-evaluated loans are considered substandard when they are assigned allowances for loan losses greater than 20%.

(2)	In accordance with Chilean regulations, past due loans are loans that are 90 days or more overdue on any payments of principal or interest.

(3)	Security generally consists of mortgages on real estate, pledges of marketable securities, letters of credit or cash.

Analysis of Allowances for Loan Losses

The following table analyzes our allowances for loan losses and changes in the allowances attributable to charge-offs, new allowances, allowances released and the effect of price-level restatement on allowances for loan losses:

	As of December 31,
	2002		2003		2004		2005		2006
	(in millions of constant Ch$ as of December 31, 2006)
Allowances for loan losses at beginning of period	Ch$	254,921	Ch$	236,597	Ch$	194,561	Ch$	162,664	Ch$	144,272
Charge-offs		(121,492)		(104,227)		(104,781)		(68,757)		(60,671)
Allowances established		137,019		66,748		79,404		57,795		64,836
Allowances released(1)		(26,809)		(1,577)		(1,647)		(1,625)		(508)
Price-level restatement(2)		(7,042)		(2,980)		(4,873)		(5,805)		(2,950)

Allowances for loan losses at end of period	Ch$	236,597	Ch$	194,561	Ch$	162,664	Ch$	144,272	Ch$	144,979

Ratio of charge-offs to average loans		1.82%		1.53%		1.49%		0.90%		0.68%
Allowances for loan losses at end of period as a percentage of total loans		3.51%		2.87%		2.23%		1.72%		1.50%

(1)	Represents the aggregate amount of allowances for loan losses released during the year as a result of charge-offs, recoveries or a determination by management that the level of risk existing in the loan portfolio has been reduced.

(2)	Reflects the effect of inflation on the allowances for loan losses at the beginning of each period, adjusted to constant pesos as of December 31, 2006.

As a result of an improvement in economic conditions in 2005 and in 2006, and a more effective credit and collection policy, allowances and the risk index decreased in both years. Based on the information we have available about our debtors, we believe that our allowances for loan losses are sufficient to cover known potential losses and losses inherent in a loan portfolio of this size and nature.

Our policy with respect to charge-offs follows the regulations established by the Chilean Superintendency of Banks. Under these regulations, a consumer loan must be written off not more than six months after the loan is overdue and other unsecured loans, or parts thereof, must be written off not more than 24 months after being classified as past due. Secured loans must be written off within 36 months after being classified as past due. However, the bank policie establish that a credit must be written-off before the 36 months if it is certain that the overdue loans will not be recovered.

The following table presents detailed information on write-offs and shows the charge-offs breakdown by loan category:

	Year ended December 31,
	2002		2003		2004		2005		2006
	(in millions of constant Ch$ as of December 31, 2006)
Consumer loans	Ch$	25,258	Ch$	20,766	Ch$	17,854	Ch$	19,860	Ch$	23,127
Residential mortgage loans		6,906		16,300		12,624		13,551		9,786
Commercial loans		85,056		64,549		71,691		34,619		26,856
Leasing contracts		4,272		2,612		2,612		712		882
Foreign loans		—		—		—		15		20

Total	Ch$	121,492	Ch$	104,227	Ch$	104,781	Ch$	68,757	Ch$	60,671

Loan recoveries by type of loan are shown in the table below:

	Year ended December 31,
	2002		2003		2004		2005		2006
	(in millions of constant Ch$ as of December 31, 2006)
Consumer loans	Ch$	3,493	Ch$	6,976	Ch$	9,008	Ch$	11,502	Ch$	8,390
Residential mortgage loans		458		3,483		4,505		6,531		6,940
Commercial loans		7,269		14,236		16,484		15,141		12,733
Leasing contracts		1,040		1,122		—		—		—
Investments		—		868		—		—		—

Subtotal		12,260		26,685		29,997		33,174		28,063
Recoveries and sales of loans reacquired from the Central Bank		786		844		5,687		505		37

Total	Ch$	13,046	Ch$	27,529	Ch$	35,684	Ch$	33,679	Ch$	28,100

Allocation of Allowances for Loan Losses

The following tables set forth, as of December 31 of each of the last five years, the proportions of our required minimum allowances for loan losses attributable to our commercial, consumer and residential mortgage loans, and the amount of additional allowances (previously referred to as “voluntary allowances” under the previous guidelines) which are not allocated to any particular category at each such date

	2002					2003
	Allowance amount (1)		Allowance amount as a percentage of loans in category	Allowance amount as a percentage of total loans	Loans in category as percentage of total loans (2)	Allowance amount (1)		Allowance amount as a percentage of loans in category	Allowance amount as a percentage of total loans	Loans in category as percentage of total loans (2)
Commercial loans	Ch$	161,215	3.01%	2.40%	79.30%	Ch$	130,974	2.49%	1.93%	77.70%
Consumer loans		21,808	4.77	0.32	6.77		19,444	3.72	0.29	7.70
Residential mortgage loans		6,309	0.67	0.09	13.93		6,645	0.67	0.10	14.60

Total allocated allowances	Ch$	189,332	2.81%	2.81%	100.00%	Ch$	157,063	2.32%	2.32%	100.00%
Leasing contracts		11,619	0.17	0.17			8,969	0.13	0.13
Foreign loans		13,135	0.20	0.20			6,241	0.09	0.09
Voluntary allowances		22,511	0.33	0.33			22,288	0.33	0.33

Total allowances	Ch$	236,597	3.51%	3.51%		Ch$	194,561	2.87%	2.87%

	2004
	Allowance amount (1)		Allowance amount as a percentage of loans in category	Allowance amount as a percentage of total loans	Loans in category as percentage of total loans (2)
Commercial loans	Ch$	99,320	1.86%	1.36%	73.37%
Consumer loans		24,829	3.37	0.34	10.10
Residential mortgage loans		6,637	0.55	0.09	16.53

Total allocated allowances	Ch$	130,786	1.79%	1.79%	100.00%
Leasing contracts		6,200	0.09	0.09
Foreign loans		4,827	0.07	0.07
Additional allowances(3)		20,851	0.28	0.28

Total allowances	Ch$	162,664	2.23%	2.23%

	2005					2006
	Allowance amount (1)		Allowance amount as a percentage of loans in category	Allowance amount as a percentage of total loans	Loans in category as percentage of total loans (2)	Allowance amount (1)		Allowance amount as a percentage of loans in category	Allowance amount as a percentage of total loans	Loans in category as percentage of total loans (2)
Commercial loans	Ch$	79,156	1.29%	0.94%	73.01%	Ch$	70,047	0.99%	0.73%	72.84%
Consumer loans		26,161	2.95	0.31	10.58		36,682	3.40	0.38	11.12
Residential mortgage loans		10,101	0.73	0.13	16.41		10,118	0.65	0.10	16.04

Total allocated allowances	Ch$	115,418	1.38%	1.38%	100.00%	Ch$	116,847	1.21%	1.21%	100.00%
Leasing contracts		6,009	0.07	0.07			6,240	0.06	0.06
Foreign loans		1,408	0.02	0.02			1,284	0.01	0.01
Additional allowances(3)		21,437	0.25	0.25			20,608	0.22	0.22

Total allowances	Ch$	144,272	1.72%	1.72%		Ch$	144,979	1.50%	1.50%

(1)	In millions of constant pesos as of December 31, 2006.

(2)	Based on our loan classification.

(3)	Due to regulations on additional allowances included in Circular No. 3,246 of the Superintendency of Banks and Financial Institutions, we have redesignated our voluntary allowances to the additional allowances category in conformity with the new regulation.

The following table sets forth our charge-offs for 2004, 2005 and 2006 by major economic sector and provides further detail of charge-offs that have already been described in the previous discussion of allowances for loan losses:

	Year ended December 31,
	2004		2005		2006
	(in millions of constant Ch$ as of December 31, 2006)
Commercial:
Agriculture	Ch$	3,022	Ch$	4,758	Ch$	1,059
Mining		790		2,489		48
Manufacturing		5,546		1,707		1,913
Construction		7,150		1,327		5,690
Commerce		13,256		10,883		2,724
Transport		3,139		395		485
Financial services		8,188		2,705		11,231
Community		30,600		10,355		3,706

Subtotal:	Ch$	71,691	Ch$	34,619	Ch$	26,856
Consumer loans		17,854		19,860		23,127
Residential mortgage loans		12,624		13,551		9,786
Leasing contracts		2,612		712		882
Foreign loans		—		15		20

Total	Ch$	104,781	Ch$	68,757	Ch$	60,671

Composition of Deposits and Other Commitments

The following table sets forth the composition of our deposits and similar commitments at December 31, 2004, 2005 and 2006. See “—Average Balance Sheets, Interest Earned on Interest Earning Assets and Interest Paid on Interest Bearing Liabilities” for the average rate paid on each of the following deposit categories.

	As of December 31,
	2004		2005		2006
	(in millions of constant Ch$ as of December 31, 2006)
Current accounts	Ch$	1,506,846	Ch$	1,548,060	Ch$	1,738,972
Other demand liabilities		531,005		331,347		353,939
Savings accounts		150,555		141,231		137,405
Time deposits		3,724,727		4,568,900		5,651,411
Other commitments(1)		207,157		163,344		149,300

Total	Ch$	6,120,290	Ch$	6,752,882	Ch$	8,031,027

(1)	Includes preliminary leasing accounts payable relating to purchase of equipment.

Maturity of Deposits

The following table sets forth information regarding the currency and maturity of our deposits at December 31, 2006, expressed in percentages. UF-denominated deposits are similar to Chilean peso-denominated deposits in all respects, except that the principal is readjusted periodically based on variations in the Consumer Price Index.

	Ch$	UF	Foreign Currency	Total
Demand deposits	37.56%	0.47%	27.85%	27.92%
Savings accounts	—	7.71	—	1.71
Time deposits:
Maturing within three months	46.37	28.88	69.51	45.86
Maturing after three but within six months	7.57	35.92	2.21	13.08
Maturing after six but within 12 months	6.40	23.22	0.41	9.26
Maturing after 12 months	2.10	3.80	0.02	2.17

Total time deposits	62.44	91.82	72.15	70.37

Total deposits	100.00%	100.00%	100.00%	100.00%

The following table sets forth information regarding the currency and maturity of deposits in excess of U.S.$100,000 as of December 31, 2006:

	Ch$		UF		Foreign Currency		Total
	(in millions of constant Ch$ as of December 31, 2006)
Time deposits:
Maturing within three months	Ch$	1,723,840	Ch$	450,294	Ch$	611,226	Ch$	2,785,360
Maturing after three but within six months		381,266		624,059		22,657		1,027,982
Maturing after six but within 12 months		319,098		388,755		3,683		711,536
Maturing after 12 months		102,653		67,300		108		170,061

Total time deposits	Ch$	2,526,857	Ch$	1,530,408	Ch$	637,674	Ch$	4,694,939

Minimum Capital Requirements

The following table sets forth our minimum capital requirements set by the Chilean Superintendency of Banks as of the dates indicated:

	As of December 31,
	2004		2005		2006
	(in millions of constant Ch$ as of December 31, 2006)
Banco de Chile’s regulatory capital	Ch$	552,048	Ch$	606,865	Ch$	639,383
Minimum regulatory capital required		(308,181)		(329,709)		(385,856)

Excess over minimum regulatory capital required	Ch$	243,867	Ch$	277,156	Ch$	253,527

Short-term Borrowings

Our short-term borrowings (other than deposits) totaled Ch$907,153 million as of December 31, 2004, Ch$415,852 million as of December 31, 2005 and Ch$691,100 million as of December 31, 2006.

The principal categories of our short-term borrowings are amounts borrowed under foreign trade lines of credit, domestic interbank loans and repurchase agreements. The table below presents the amounts outstanding at the end of each period indicated and the weighted average nominal interest rate for each period by type of short-term borrowing:

	For the year ended December 31,
	2004			2005			2006
	Year-End Balance		Weighted Average Nominal Interest Rate	Year-End Balance		Weighted Average Nominal Interest Rate	Year-End Balance		Weighted Average Nominal Interest Rate
	(in millions of constant Ch$ as of December 31, 2006, except for rate data)
Investments sold under agreements to repurchase	Ch$	369,248	2.15%	Ch$	276,435	4.36%	Ch$	306,855	4.85%
Central Bank borrowings		113,860	0.19		—	—		—	—
Borrowings from domestic financial institutions		27,923	0.93		92,054	4.75		88,261	4.96
Foreign borrowings		360,415	1.93		14,277	0.02		272,400	4.86
Other obligations		35,707	—		33,086	—		23,584	—

Total short-term borrowings	Ch$	907,153	1.69%	Ch$	415,852	3.95%	Ch$	691,100	4.70%

The following table shows the average balance and the weighted average nominal rate for each short-term borrowing category during the periods indicated:

	For the year ended December 31,
	2004			2005			2006
	Average Balance		Weighted Average Nominal Interest Rate	Average Balance		Weighted Average Nominal Interest Rate	Average Balance		Weighted Average Nominal Interest Rate
	(in millions of constant Ch$ as of December 31, 2006, except for rate data)
Investments sold under agreements to repurchase	Ch$	449,369	1.87%	Ch$	304,814	3.56%	Ch$	271,948	4.95%
Central Bank borrowings		10,646	2.06		30,866	3.15		11,808	5.26
Borrowings from domestic financial institutions		111,639	2.48		215,894	3.84		222,751	2.10

Sub-total	Ch$	571,654	1.99%	Ch$	551,574	3.65%	Ch$	506,507	3.70%
Foreign borrowings		313,836	1.34		167,724	1.73		83,576	8.22

Total short-term borrowings	Ch$	885,490	1.76%	Ch$	719,298	3.20%	Ch$	590,083	4.34%

The following table presents the maximum month-end balances of our principal sources of short-term borrowings during the periods indicated:

	Maximum 2004 month-end balance		Maximum 2005 month-end balance		Maximum 2006 month-end balance
	(in millions of constant Ch$ as of December 31, 2006)
Investments sold under agreements to repurchase	Ch$	530,818	Ch$	341,815	Ch$	312,473
Central Bank borrowings		113,860		121,944		73,072
Borrowings from domestic financial institutions		140,780		365,999		350,611
Foreign borrowings	Ch$	443,140	Ch$	318,728	Ch$	308,689

Item 4A.	Unresolved Staff Comments

None.

Item 5.	Operating and Financial Review and Prospects

OPERATING RESULTS

Introduction

The following discussion should be read together with our audited consolidated financial statements and the section entitled “Item 4. Information on the Company—Selected Statistical Information.” Certain amounts (including percentage amounts) that appear in this annual report may not total due to rounding.

We prepare our audited consolidated financial statements in accordance with Chilean GAAP (including the rules of the Chilean Superintendency of Banks relating thereto), which differ in certain significant respects from U.S. GAAP. Note 28 to our audited consolidated financial statements provides a description of the material differences between Chilean GAAP and U.S. GAAP as they relate to us. It also includes a reconciliation to U.S. GAAP of net income for the years ended December 31, 2004, 2005 and 2006 and shareholders’ equity at December 31, 2005 and 2006.

Pursuant to Chilean GAAP, the financial data presented in this section for all full-year periods are restated in constant pesos of December 31, 2006. See “Presentation of Financial Information” and Note 1 to our audited consolidated financial statements.

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

Despite growth in the 1980s and 1990s, Chile’s economy has remained smaller than the economies of neighboring countries such as Argentina and Brazil. Although Chile’s economy has continued to grow in recent years, the Chilean economy’s growth slowed in each of the years between 2000 and 2003. Since 2003, Chile’s gross domestic product, or GDP, began to recover, showing growth rates of 5.7% and 4.0% for 2005 and 2006, respectively. Unemployment has remained relatively high, decreasing from an average of 10.0% in 2004, to 9.3% in 2005, and 8.0% in 2006.

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

Inflation

Historically, Chile has experienced high levels of inflation that have significantly affected our financial condition and results of operations. Inflation has remained relatively low in recent years; the inflation rate was 2.6% in 2006, 3.7% in 2005 and 2.4% in 2004. However, a larger increase in inflation rates could adversely affect the Chilean economy and have an adverse effect on our business, financial condition and results of operations. Our results of operations reflect the effect of inflation in the following ways:

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

UF-denominated Assets and Liabilities. The UF is revalued in monthly cycles. On every day in the period beginning the tenth day of the current month through the ninth day of the next month, the nominal peso value of the UF is indexed up (or down in the event of deflation) in order to reflect each day a pro rata amount of the prior calendar month’s change in the Consumer Price Index. One UF was equal to Ch$17,317.05 at December 31, 2004, Ch$17,974.81 at December 31, 2005 and Ch$18,336.38 (U.S.$34.31) at December 31, 2006. The effect of any changes in the nominal peso value of our UF-denominated assets and liabilities is reflected in our results of operations as an increase (or decrease, in the event of deflation) in interest revenue and expense. Our net interest revenue will be positively affected by inflation (and negatively affected by deflation) to the extent that our average UF-denominated assets exceed our average UF-denominated liabilities, while net interest revenue will be negatively affected by inflation (and positively affected by deflation) when average UF-denominated liabilities exceed average UF-denominated assets. Our average UF-denominated assets exceeded our average UF-denominated liabilities by Ch$1,366,114 million during the year ended December 31, 2004, Ch$1,447,087 million during the year ended December 31, 2005 and Ch$1,547,889 million (U.S.$ 2,896 million) during the year ended December 31, 2006. See “Item 4. Information on the Company—Selected Statistical Information.”

Peso-denominated Assets and Liabilities. Interest rates in Chile tend to reflect the rate of inflation during the relevant period and expectations regarding future inflation. The sensitivity of our peso-denominated interest earning assets and interest bearing liabilities to the inflation rate varies. See “—Interest Rates.” We maintain a substantial amount of non-interest bearing peso-denominated demand deposits. The ratio of suchdeposits to average interest bearing peso-denominated liabilities was 64% during 2004, 65% during 2005 and

53% during 2006. Because a large part of such deposits are not sensitive to inflation, even a slight decline in the rate of inflation may adversely affect our net interest margin on assets funded with such deposits and even a slight increase in the rate of inflation may increase the net interest margin on such assets. See “Item 4. Information on the Company—Selected Statistical Information—Interest Earning Assets and Net Interest Margin.”

Interest Rates

Interest rates earned and paid on our assets and liabilities reflect in part inflation and expectations regarding future inflation, shifts in short-term interest rates related to the Central Bank’s monetary policies and movements in long-term real rates. The Central Bank manages short-term interest rates based on its objectives of balancing low inflation and economic growth. Because our liabilities generally re-price faster than our assets, changes in the rate of inflation or short-term interest rates are reflected in the rates of interest we pay on our liabilities before they are reflected in the interest rates we earn on our assets. Accordingly, our net interest margin on assets and liabilities is usually adversely affected in the short-term by increases in inflation or short-term interest rates and benefits in the short-term from decreases in inflation or short-term interest rates, although the existence of non-interest bearing peso-denominated demand deposits tends to mitigate both effects. See “—Inflation—Peso-denominated Assets and Liabilities.” In addition, because our peso-denominated liabilities have relatively short re-pricing periods, those liabilities generally are more responsive to changes in inflation or short-term interest rates than our UF-denominated liabilities. As a result, during periods when current inflation exceeds the previous month’s inflation, customers often switch funds from peso-denominated deposits to more expensive UF-denominated deposits, thereby adversely affecting our net interest margin.

The average real annual short-term interest rate based on the rate paid by Chilean financial institutions for 90- to 360-day Chilean peso-denominated deposits was 1.07% in 2004, 1.89% in 2005 and 2.83% in 2006. The average annual real long-term interest rate based on the Central Bank’s eight-year duration Chilean peso-denominated bonds was 3.51% in 2004, 2.55% in 2005 and 2.98% in 2006.

Foreign Currency Exchange Rates

A significant portion of our assets and liabilities are denominated in foreign currencies, principally U.S. dollars, and we have historically maintained and may continue to maintain gaps between the balances of such assets and liabilities. The gap between foreign currency-denominated assets and foreign currency-denominated liabilities was a net asset position of Ch$38,652 million at December 31, 2004, Ch$27,006 at December 31, 2005 and Ch$16,925 million at December 31, 2006. See Note 20 to our audited consolidated financial statements. This gap includes assets and liabilities denominated in foreign currencies and assets and liabilities denominated in Chilean pesos that contain repayment terms linked to changes in foreign currency exchange rates. Because foreign currency-denominated assets and liabilities, as well as interest earned or paid on such assets and liabilities and gains (losses) realized upon the sale of such assets, are translated into pesos in preparing our audited consolidated financial statements, our reported income is affected by changes in the value of the peso with respect to foreign currencies, primarily the U.S. dollar. Adjustments to U.S. dollar-indexed assets are reflected as adjustments in net interest earnings and offset results in the foreign exchange position. The exchange rate variation over capital and reserves of our foreign branches is adjusted against equity rather than against net income.

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

Price-level restatement

Chilean GAAP requires that financial statements be restated to reflect the full effects of loss in the purchasing power of the Chilean peso on the financial position and results of operations of reporting entities. The method prescribes that the historical cost of all non-monetary accounts be restated for general price-level changes between the date of origin of each item and the year-end. A bank’s net monetary asset position is determined by subtracting its net nonmonetary asset position (nonmonetary assets less nonmonetary liabilities) from shareholders’ equity. As such, under Chilean GAAP, the gain (or loss) from price-level restatement in results of operations is determined by subtracting the price-level restatement adjustment of net nonmonetary assets from the price-level restatement adjustment of shareholders’ equity. The inflation rate used for purposes of such adjustments is the change in the Consumer Price Index during the 12 months ended November 30 of the reported year. The change in the Consumer Price Index used for price-level restatement purposes was 2.5% in 2004, 3.6% in 2005 and 2.1% in 2006. See Note 1(b) to our audited consolidated financial statements. The actual change in the Consumer Price Index was 2.4% in the year ended December 31, 2004, 3.7% in the year ended December 31, 2005 and 2.6% in the year ended December 31, 2006.

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

For comparative purposes, the historical December 31, 2005 and 2006 audited consolidated financial statements and their accompanying notes have been presented in constant Chilean pesos as of December 31, 2006. As described in Note 1(s) of our audited consolidated financial statements, certain balances of previous years’ financial statements have been reclassified to conform with the present year presentation.

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

Goodwill

Under U.S. GAAP, we have significant intangible assets related to goodwill. We record all assets and liabilities acquired in purchase acquisitions, including goodwill and other acquired intangibles, at fair value as required by SFAS No. 141, published by FASB. These include amounts pushed down from our parent Quiñenco S.A. Under SFAS No. 142, goodwill must be allocated to reporting units and tested for impairment. On December 31, 2005, goodwill has been allocated according to the structure of our business segments in 2005.

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

Goodwill was not impaired as of December 31, 2006, nor was any goodwill written off during the years ended December 31, 2005 and 2006.

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

In accordance with Circular No. 3,196, issued by the Chilean Superintendency of Banks, effective October 31, 2002, we modified our accounting treatment of financial investments in mortgage finance bonds issued by us. This change consisted of subtracting the amount recorded for mortgage finance bonds issued by us from assets, and subtracting the respective mortgage finance bonds obligation from liabilities. Similarly, the difference between the amount deducted from related assets and liabilities was recognized under other assets and is amortized using the straight-line method based on the maturity of the obligation. As of December 31, 2005 and 2006, we recorded a net amount of Ch$1,799 million and Ch$1,150 million, respectively, under “Other assets.”

In accordance with Circular No. 3,345 issued by the Chilean Superintendency of Banks and Financial Institutions, the Bank effectively adopted the new accounting criteria for the measurement, classification and recording of trading and investment securities, derivative instruments, hedge accounting and asset derecognition beginning on June 30, 2006.

The above mentioned Circular required retrospective application as of December 31, 2005, recognizing the cumulative effect in equity during fiscal year 2006. This resulted in a credit of Ch$960 million (in historical pesos) to a “Reserves” account within equity in fiscal year 2006. On other hand, for the investment securities and derivatives portfolio held during 2006, the application of this new standard generated a higher income of Ch$778 million, which is included in the line item “Gains from trading activities.”

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

Results of Operations for the Years Ended December 31, 2004, 2005 and 2006

The following section discusses the results of operations for the years ended December 31, 2004, 2005 and 2006. To the extent that it is available and is useful in analyzing our results, we have included information broken down by the business segments we use in internal reporting. We also present our results on a consolidated basis.

We use a business segment-based profitability system to manage our business. This system allows us to extract income, balances, interest rate and expense information by client and also allows us to view information by account officer, branch or business segment. In order to assess income per transaction, the system compares the interest rate agreed upon with the client with our own cost of funds. For various transactions, we use internal cost of funds tables, which are updated daily. From these tables we are able to determine operating costs per transaction or per client and these costs are then allocated to our various business segments. Developed internally, the system has been continuously refined resulting in cost re-allocations. Figures for years before 2006 have been restated according to the current manner in which we measure our business segments during 2006.

Our business is organized into the following segments:

•	retail market;

•	wholesale market;

•	international banking;

•	treasury and money market operations; and

•	operations through subsidiaries

We use the same accounting policies within business segments as those used for our consolidated management reports. Corporate and individual customers are assigned to account executives who work exclusively within one business segment. Some costs are allocated to one business segment, and others are split between two or more business segments based on a single transaction. Thereafter, any unallocated costs are included as “other” in order to arrive at the consolidated balance sheet and income statement.

The business segment information is subject to general internal auditing procedures to ensure the integrity of the information used in management decision-making. The business segment information presented has also been adjusted in order to tie results to the income statement, as presented in accordance with Chilean GAAP in our audited consolidated financial statements. The most significant differences in classification are as follows:

•

we measure the net interest margin of loans and deposits on an individual transaction and client basis, based on the difference between the effective customer rate and our related fund transfer price in terms of maturity, repricing and currency;

•	the results associated with our gap management (interest rate mismatches) have been allocated among different business segments in accordance with the amount of our long-term loans outstanding;

•

our management model, which measures the performance of our business segments, considers results that are directly related to performance and not to overhead expenses of corporate and support departments, additional allowances, taxes and other non-operating income and expenses; and

•

in addition to direct costs (consisting mainly of labor and administrative expenses), we allocate the majority of our indirect operating costs to each business segment based on the type and amount of the relevant transactions. These costs are mainly related to the use of technology and computer equipment. Other indirect costs are allocated using activity-based costing methodology.

Pre-Tax Income by Business Segment

The following table sets forth pre-tax income by business segment for each of the years ended December 31, 2004, 2005 and 2006. The line item “Other” includes the effect of conforming internal accounting policies to Chilean GAAP and a number of non-allocated costs, such as human resources related expenses, additional provisions and depreciation costs. For internal reporting purposes, we control and monitor these costs separately and do not include them in the determination of business segment profitability. Also included within “Other” are specific portions of income such as rental income.

	Year Ended December 31,						% Increase (Decrease)
	2004		2005		2006		2004/2005	2005/2006
	(in millions of constant Ch$ as of December 31, 2006, except for percentages)
Retail banking	Ch$	101,663	Ch$	116,962	Ch$	130,740	15.0%	11.8%
Wholesale banking		35,791		66,359		82,653	85.4	24.6
International banking		3,794		(6,229)		(6,603)	—	6.0
Treasury and money market operations		26,109		16,081		19,109	(38.4)	18.8
Subsidiaries		29,808		27,079		27,848	(9.2)	2.8
Other		(16,308)		(13,893)		(34,403)	(14.8)	147.6

Pre-tax income	Ch$	180,857	Ch$	206,359	Ch$	219,344	14.1%	6.3%

Consolidated. 2005 and 2006. The 6.3% increase in pre-tax income in 2006 as compared to 2005 was primarily attributable to a 6.4% increase in net interest revenue, principally as a result of a 15.7% growth in the loan portfolio and higher contributions from assets funded by demand deposits. To a lesser extent, the increase in pre-tax income was due to an increase in other income and expenses, net and higher gains from trading activities. These factors more than offset the increase in provisions for loan losses and in operating expenses. These results mainly reflected the positive macroeconomic conditions that prevailed in Chile in 2006, as well as our strategy of further expanding our retail segment by broadening distribution channels and creating better service and product alternatives.

2004 and 2005. The 14.1% increase in pre-tax income in 2005 as compared to 2004 was primarily attributable to a 46.5% decrease in provisions for loan losses, a 3.0% increase in net interest revenue, and an increase in other operating income, which was partially offset by a 10.8% increase in operating expenses. These positive results mainly reflected: (i) our various initiatives to expand our customer base, which generated higher operating revenues principally in retail banking, (ii) the improved economic environment in Chile, which positively impacted the credit quality of corporate portfolios and (iii) higher earnings from assets funded by demand deposits as a consequence of higher nominal interest rates.

Retail Banking. 2005 and 2006. The 11.8% increase in the retail banking business segment’s pre-tax income in 2006 was primarily attributable to a 10.6% increase in operating revenues from Ch$291,006 million in 2005 to Ch$321,937 million in 2006, which in turn was a consequence of a 15.7% expansion in the loan portfolio and higher earnings from demand deposits. These factors were partially offset by a 5.1% increase in operating expenses mainly related to marketing and other initiatives to expand the number of customers and our distribution network.

2004 and 2005. The 15.0% increase in the retail banking business segment’s pre-tax income in 2005 was primarily attributable to a 10.0% increase in operating revenues from Ch$264,568 million in 2004 to Ch$291,006 million in 2005 fueled by a 12.6% expansion in the loan portfolio, higher earnings from demand deposits and, to a lesser extent, higher fee income.

Wholesale Banking. 2005 and 2006. The 24.6% increase in the wholesale business segment’s pre-tax income in 2006 was primarily attributable to (i) a 7.7% increase in operating revenues due to the 10.4% expansion in the loan portfolio and (ii) higher other income and expenses mainly related to higher income from the sale of assets received in lieu of payment previously charged off. In addition, there was a 43.8% decrease in provisions for loan losses as a consequence of the lower risk level of the corporate loan portfolio.

2004 and 2005. The 85.4% increase in the wholesale business segment’s pre-tax income in 2005 was primarily attributable to a significant improvement in loan portfolio credit quality (in particular, that part of the portfolio related to the construction and commerce sectors) and to a 10.8% increase in operating revenues from Ch$109,178 million in 2004 to Ch$120,975 million in 2005, a consequence of the 21.1% expansion in loans, higher fee income (mainly from commercial loans, collection and payment services) and higher income from demand deposits.

International Banking. 2005 and 2006. International banking showed a negative net income before taxes during 2006 mainly due to significant advisory expenses incurred in the review process and the implementation of additional controls as part of an agreement with U.S. regulators. However, during the last five months of 2006, foreign branches accounted for positive results as extraordinary expenses dropped significantly. To a lesser extent, higher provisions for loan losses were recorded by international banking during 2006 as a consequence of a 62% expansion of its loan portfolio.

2004 and 2005. Extraordinary expenses, mainly for legal counsel and other consultation for operational review and process design incurred in 2005 by the U.S. branches as a result of examination by U.S. regulators and of the improvement in internal controls made to comply with orders agreed to with the OCC and the Federal Reserve, accounted for the negative pre-tax income recorded by the international banking business segment in 2005 as compared to the positive figure of 2004. In addition, in October, 2005 we entered into agreements with the OCC and separately with FinCEN requiring our U.S. branches to make a U.S.$3 million civil penalty payment to resolve allegations related to the Bank Secrecy Act, anti-money laundering compliance and related matters.

Treasury and Money Market Operations. 2005 and 2006. The treasury and money market operations business segment’s pre-tax income increased to Ch$19,109 million in 2006 from Ch$16,081 million in 2005 primarily as a result of higher earnings from investments securities as a consequence of the decrease in long-term interest rates, which positively impacted the market value of Latin American bonds and mortgage finance bonds issued by the Bank and corporate and financial institution securities in general.

2004 and 2005. The treasury and money market operations business segment’s pre-tax income decreased to Ch$16,081 million in 2005 from Ch$26,109 million in 2004 primarily as a consequence of lower sales and mark to market securities results, as a result of the increase in long-term interest rates during the last quarter of 2005, and due to the lower balance maintained in financial instruments by us during 2005.

Operations through Subsidiaries. 2005 and 2006. The 2.8% increase in pre-tax income from our subsidiaries in 2006 as compared with 2005 was primarily attributable to higher operating income of the Factoring subsidiary as a consequence of significant growth in factoring contracts and higher fee income in our Insurance Brokerage, Mutual Funds and Financial Advisory subsidiaries. These trends offset the lower results obtained by the Securities Brokerage subsidiary, which registered (i) lower fee income from stocks trading transaction and investment banking advisories and (ii) lower gains on financial instruments.

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

Net Income

The following table sets forth the principal components of our net income, as detailed in our audited consolidated financial statements for the years ended December 31, 2004, 2005 and 2006:

	Year Ended December 31,						% Increase (Decrease)
	2004		2005		2006		2004/2005	2005/2006
	(in millions of constant Ch$ as of December 31, 2006, except for percentages)
Net interest revenue	Ch$	370,088	Ch$	381,107	Ch$	405,410	3.0%	6.4%
Provisions for loan losses		(42,073)		(22,491)		(36,228)	(46.5)	61.1
Fees and income from services, net		133,248		140,177		133,541	5.2	(4.7)
Other operating income (loss), net		(6,411)		7,935		21,779	—	174.5
Other income and expenses, net:
Other income and expenses, net		(11,232)		(6,361)		3,906	(43.4)	—
Minority interest		(1)		—		(1)	(100.0)	—
Operating expenses		(254,865)		(282,318)		(300,537)	10.8	6.5
Net loss from price-level restatement		(7,897)		(11,690)		(8,526)	48.0	(27.1)

Net income before income taxes		180,857		206,359		219,344	14.1	6.3
Income taxes		(19,414)		(21,840)		(24,096)	12.5	10.3

Net income	Ch$	161,443	Ch$	184,519	Ch$	195,248	14.3%	5.8%

2005 and 2006. Our net income for 2006 was Ch$195,248 million, an increase of 5.8% from Ch$184,519 million in 2005, primarily due to a 6.4% increase in net interest revenue and, to a lesser extent, an increase in other income and expenses, net and higher other operating income. These factors more than offset the increase in provisions for loan losses and operating expenses.

2004 and 2005. Our net income for 2005 was Ch$184,519 million, an increase of 14.3% from Ch$161,443 million in 2004, primarily reflecting a 46.5% decrease in provisions for loan losses, a 3.0% increase in net interest revenue and an increase in other operating income. These factors more than offset a 10.8% increase in our operating expenses.

Net Interest Revenue

The tables included under the headings “—Interest Revenue” and “—Interest Expense” set forth information regarding our consolidated interest revenue and expenses and average interest earning assets and average interest bearing liabilities for the years ended December 31, 2004, 2005 and 2006. This information is derived from the tables included elsewhere in this annual report under “Item 4. Information on the Company—Selected Statistical Information” and is qualified in its entirety by reference to such information.

	Year Ended December 31,						% Increase (Decrease)
	2004		2005		2006		2004/2005	2005/2006
	(in millions of constant Ch$ as of December 31, 2006, except for percentages)
Interest revenue	Ch$	597,371	Ch$	697,784	Ch$	777,654	16.8%	11.4%
Interest expense		(227,283)		(316,677)		(372,244)	39.3	17.5

Net interest revenue	Ch$	370,088	Ch$	381,107	Ch$	405,410	3.0%	6.4%

Net interest margin(1)		4.09%		4.10%		3.95%	—	—

(1)	Net interest revenue divided by average interest earning assets. The average balances for interest earning assets, including interest readjustments, have been calculated on the basis of our daily balances and on the basis of monthly balances for our subsidiaries.

2005 and 2006. Net interest revenue increased by 6.4%, from Ch$381,107 million in 2005 to Ch$405,410 million in 2006, primarily as a result of a 10.4% growth in average interest earning assets. This more than offset the 15 basis point (one basis point equals one one-hundredth of a percent) decrease in net interest margin (i.e., net interest revenue divided by average interest-earning assets) from 4.10% in 2005 to 3.95% in 2006. This decrease in net interest margin was primarily the result of:

•

A lower inflation rate, measured by the UF variation of 2.0% in 2006 as compared to 3.8% in 2005, which gave rise to lower interest income earned on the portion of UF denominated assets financed by non-interest bearing liabilities;

•	Lower spreads attained during 2006 mainly by the wholesale segment as compared to the previous year as a consequence of increased competition; and

•	A less favorable funding structure as the ratio of interest-bearing liabilities to interest-earning assets increased to 73.6% in 2006 from 71.1% in 2005.

These effects were partially offset by:

•	A higher contribution from demand deposits as a result of the increase in nominal interest rates (the average short-term interest rate was 5.04% in 2006 and 3.44% in 2005);

•

A lower negative repricing effect during 2006 (since liabilities reprice faster than interest earning assets) as the Central Bank raised the monetary policy interest rate by only 75 basis points in 2006 as compared to an increase of 225 basis points in 2005.

2004 and 2005. Net interest revenue increased by 3.0%, from Ch$370,088 million in 2004 to Ch$381,107 million in 2005, primarily as a result of 2.8% growth in average interest earning assets, as the net interest margin registered a slight increase from from 4.09% in 2004 to 4.10% in 2005 . This slight increase in net interest margin was largely as a result of the following:

an increase in nominal interest rates (as a result of the higher inflation rate, measured by the variation of the UF which was 3.80% in 2005 as compared to 2.35% in 2004), which implied that during 2005 we earned higher interest income on the portion of interest earning assets financed by non-interest bearing liabilities;

a favorable change in the asset mix realized by increasing the relative weight of loans to total assets from 71.4% in 2004 to 76.7% in 2005, against investment portfolio expansion. Within the loan portfolio, we emphasized growth in higher yielding loans such as consumer loans and factoring and lease contracts (which were primarily made to customers in the retail and wholesale banking business segments); and

However, these favorable effects were offset in part by:

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

Interest Revenue

The following table sets forth information regarding our interest revenue and average interest earning assets for the years ended December 31, 2004, 2005 and 2006:

	Year Ended December 31,						% Increase (Decrease)
	2004		2005		2006		2004/2005	2005/2006
	(in millions of constant Ch$ as of December 31, 2006, except for percentages)
Interest revenue(1)	Ch$	597,371	Ch$	697,784	Ch$	777,654	16.8%	11.4%

Average interest earning assets:
Commercial loans(2)	Ch$	3,581,883	Ch$	4,357,167	Ch$	5,225,446	21.6	19.9
Consumer loans		671,376		786,059		969,536	17.1	23.3
Mortgage loans(3)		1,058,769		737,123		623,355	(30.4)	(15.4)
Foreign trade loans		722,355		646,906		666,764	(10.4)	3.1
Interbank loans		47,783		40,622		17,825	(15.0)	(56.1)
Past due loans(4)		104,678		83,474		68,325	(20.3)	(18.1)
Contingent loans(5)		504,217		627,634		828,568	24.5	32.0
Leasing contracts		321,656		399,436		484,158	24.2	21.2

Total loans	Ch$	7,012,717	Ch$	7,678,421	Ch$	8,883,977	9.5%	15.7%
Financial investments(6)		1,940,149		1,465,582		1,274,630	(24.5)	(13.0)
Interbank deposits		102,306		160,792		109,690	57.2	(31.8)

Total	Ch$	9,055,172	Ch$	9,304,795	Ch$	10,268,297	2.8%	10.4%

Average rates earned on total interest earning assets(7):
Average nominal rates		6.60%		7.50%		7.57%	—	—
Average real rates		2.54%		1.97%		5.61%	—	—

(1)	Interest revenue includes fees we charge in respect of contingent loans.

(2)	Excludes leasing contracts.

(3)	Includes residential and general purpose mortgage loans.

(4)	Includes interest accrued and unpaid on principal until the date on which payment becomes overdue.

(5)	Consists of unfunded letters of credit, guarantees, performance bonds and other unfunded commitments.

(6)	“Financial investments” includes primarily bonds issued by the Central Bank and foreign governments.

(7)	See “Item 4. Information on the Company—Selected Statistical Information—Average Balance Sheets, Interest Earned on Interest Earning Assets and Interest Paid on Interest Bearing Liabilities.”

2005 and 2006. Interest revenue increased by 11.4%, from Ch$697,784 million in 2005 to Ch$777,654 million in 2006, primarily as a result of a 10.4% increase in average interest-earning assets and, to a lesser extent, a slight increase in average nominal interest rates earned (from 7.50% in 2005 to 7.57% in 2006). The increase in interest-earning assets was driven by a 15.7% growth in average loans, which more than offset the contraction of 13.0% in average financial investments. The increase in average nominal interest rates was mainly the result of an increase of the Central Bank’s reference nominal interest rates (from 4.50% as of December 2005 to 5.25% at the end of 2006), which was partially offset by a decrease in the inflation rate.

2004 and 2005. Interest revenue increased by 16.8%, from Ch$597,371 million in 2004 to Ch$697,784 million in 2005, primarily as a result of an increase in the average nominal interest rates earned from 6.60% in 2004 to 7.50% in 2005 and, to a lesser extent, a 2.8% growth in average interest earning assets driven by a 9.5% increase in average loans, which offset the 24.5% decrease in average investments. The increase in average nominal interest rates was mainly the result of an increase in the inflation rate (from 2.4% in 2004 to 3.7% in 2005) and successive increases of the Central Bank’s nominal reference rates (from 2.25% as of December 2004 to 4.50% at the end of 2005).

Interest Expense

The following table sets forth information regarding our interest expense and average interest bearing liabilities for the years ended December 31, 2004, 2005 and 2006:

	Year ended December 31,						% Increase (Decrease)
	2004		2005		2006		2004/2005	2005/2006
	(in millions of constant Ch$ as of December 31, 2006, except for percentages)
Interest expense	Ch$	227,283	Ch$	316,677	Ch$	372,244	39.3%	17.5%

Average interest-bearing liabilities:
Time deposits(1)	Ch$	3,666,220	Ch$	4,016,738	Ch$	5,101,532	9.6	27.0
Savings accounts		155,255		142,192		138,928	(8.4)	(2.3)
Total Central Bank borrowings		13,101		32,491		12,935	148.0	(60.2)
Investments sold under agreements to repurchase		449,369		304,814		271,948	(32.2)	(10.8)
Mortgage finance bonds		966,858		629,747		496,053	(34.9)	(21.2)
Other interest-bearing liabilities(2)		1,188,738		1,492,015		1,532,615	25.5	2.7

Total	Ch$	6,439,541	Ch$	6,617,997	Ch$	7,554,011	2.8%	14.1%

Average rates paid on total interest bearing liabilities(3):
Average nominal rates		3.53%		4.79%		4.93%	—	—
Average real rates		(0.67)%		(0.86)%		3.11%	—	—
Average (Chilean peso-denominated) non-interest bearing demand deposits	Ch$	2,209,133	Ch$	2,231,730	Ch$	2,048,877	1.0%	(8.2)%

(1)	Includes interest-earning demand deposits.

(2)	Combines bonds, interest-bearing demand deposits and other interest bearing liabilities.

(3)	See “Item 4. Information on the Company—Selected Statistical Information—Average Balance Sheets, Interest Earned on Interest Earning Assets and Interest Paid on Interest Bearing Liabilities.”

2005 and 2006. Interest expense increased by 17.5%, from Ch$316,677 million in 2005 to Ch$372,244 million in 2006, primarily as a result of a 14.1% increase in average interest-bearing liabilities (from Ch$6,617,997 million in 2005 to Ch$7,554,011 million in 2006) and, to a lesser extent, due to an increase in average nominal interest rates paid (from 4.79% in 2005 to 4.93% in 2006). The increase in average nominal interest rates was largely the result of an increase in the Central Bank’s monetary policy rates during the first eight months of 2006. The increase in average interest bearing liabilities was primarily attributable to a 27% increase in time deposits.

2004 and 2005. Interest expense increased by 39.3%, from Ch$227,283 million in 2004 to Ch$316,677 million in 2005, primarily as a result of an increase in average nominal interest rates paid, from 3.53% in 2004 to 4.79% in 2005 and, to a lesser extent, the 2.8% increase in average interest-bearing liabilities from Ch$6,439,541 million in 2004 to Ch$6,617,997 million in 2005. The increase in average interest bearing liabilities was primarily a result of a 9.6% increase in time deposits and a 25.5% increase in other interest-bearing liabilities mainly related to bonds and subordinated bonds. The increase in average nominal interest rate paid was primarily attributable to the higher inflation rate and successive increases in the Central Bank’s monetary policy rates.

Provisions for Loan Losses

Chilean banks are required to maintain allowances to cover possible credit losses in accordance with regulations issued by the Chilean Superintendency of Banks. For statistical information with respect to our substandard loans and allowances for loan losses, see “Item 4. Information on the Company—Selected Statistical Information” and Note 7 to our audited consolidated financial information. According to regulations of the Chilean Superintendency of Banks applicable to such periods, the amount of provisions charged to income in any period consists of net provisions for possible loan losses and additional allowances. See “Item 4. Information on the Company—Regulation and Supervision” and Note 7 to our audited consolidated financial statements.

The following table sets forth information with respect to our provisions and allowances for loan losses and charge-offs for each of the years ended December 31, 2004, 2005 and 2006:

	Year Ended December 31,						% Increase (Decrease)
	2004		2005		2006		2004/2005	2005/2006
	(in millions of constant Ch$ as of December 31, 2006, except for percentages)
Provisions:
Total provisions for loan losses	Ch$	42,073	Ch$	22,491	Ch$	36,228	(46.5)%	61.1%
Gross provisions for loan losses		77,757		56,170		64,328	(27.8)	14.5
Total loan loss recoveries		35,684		33,679		28,100	(5.6)	(16.6)
Charge-offs:
Total charge-offs		104,781		68,757		60,671	(34.4)	(11.8)
Net charge-offs		69,097		35,078		32,571	(49.2)	(7.1)
Other asset quality data:
Total loans	Ch$	7,286,831	Ch$	8,378,248	Ch$	9,695,166	15.0	15.7
Consolidated risk index		2.23%		1.72%		1.50%	—	—
Unconsolidated risk index		2.23%		1.70%		1.48%	—	—
Allowances for loan losses(1)	Ch$	162,664	Ch$	144,272	Ch$	144,979	(11.3)%	0.5%
Allowances for loan losses as a percentage of total loans		2.23%		1.72%		1.50%	—	—

(1)	“Allowances for loan losses” includes additional loan loss allowances greater than those required by the Chilean Superintendency of Banks. See “Item 4. Information on the Company—Regulation and Supervision—Allowances for Loan Losses” and “Item 4. Information on the Company—Regulation and Supervision—Additional Allowances.”

2005 and 2006. Our overall provisions for loan losses increased from Ch$22,491 million in 2005 to Ch$36,228 million in 2006, primarily as a result of higher consumer portfolio growth in the individual segment coupled with a moderate increase in its associated risk index (measured as provisions to total loans). Provisions for loan losses related to corporations remained stable because commercial loan expansion was offset by a decline in its risk level. In addition, higher provisions for loan losses were also affected by the 16.6% annual decrease in loan loss recoveries. Provisions for loan losses represented 0.41% and 0.29% of total average loans, in 2006 and 2005, respectively, showing exceptionally low levels of provisions as compared to the average figures recorded during the last ten years. On a consolidated basis, our risk index decreased from 1.72% in 2005 to 1.50% in 2006.

2004 and 2005. Despite the 15.0% increase in total loans in 2005, our overall provisions for loan losses decreased by 46.5%, from Ch$42,073 million in 2004 to Ch$22,491 million in 2005, primarily as a result of an improvement in the financial condition of our corporate clients and the economic environment. These factors positively impacted our corporate portfolios, in particular those related to the construction and commerce sectors. Provisions related to individuals also improved, registering a modest increase despite an approximately 13.0% increase in the size of the retail market loan portfolio. As a consequence, the ratio of provisions for loan losses to average loans fell to 0.29% in 2005 from 0.60% in 2004. On a consolidated basis, our risk index decreased from 2.23% in 2004 to 1.72% in 2005.

Fees and Income from Services, Net

The following table sets forth certain components of our fees and income from services (net of fees paid to third parties that provide support for those services, principally fees relating to sales force and receipts and collection services provided to us) for the years ended December 31, 2004, 2005 and 2006:

	Year Ended December 31,						% Increase (Decrease)
	2004		2005		2006		2004/2005	2005/2006
	(in millions of constant Ch$ as of December 31, 2006, except for percentages)
Mutual funds	Ch$	19,691	Ch$	23,673	Ch$	24,966	20.2%	5.5%
Checking accounts and overdrafts		25,787		24,212		24,072	(6.1)	(0.6)
Insurance		15,111		20,419		24,228	35.1	18.7
Stock brokerage		12,781		15,416		10,501	20.6	(31.9)
Credit cards		11,795		11,642		13,563	(1.3)	16.5
Sight accounts and ATMs		11,141		13,380		14,484	20.1	8.3
Cash management services		8,549		9,560		10,771	11.8	12.7
Collection of over-due loans		9,064		8,838		9,883	(2.5)	11.8
Credits		5,730		9,764		4,567	70.4	(53.2)
Financial advisory services		2,678		942		2,844	(64.8)	201.9
Credit lines		7,137		7,425		8,078	4.0	8.8
Letters of credit, guarantees, collaterals and other contingent loans		5,445		4,848		3,839	(11.0)	(20.8)
Income and revenue from assets received in lieu of payment		4,098		3,592		2,332	(12.3)	(35.1)
Foreign trade and currency exchange		3,606		3,407		3,863	(5.5)	13.4
Collection services		3,767		2,580		1,944	(31.5)	(24.7)
Custody and trust services		1,480		1,799		2,076	21.6	15.4
Leasing		1,628		1,310		1,268	(19.5)	(3.2)
Factoring		617		623		862	1.0	38.4
Fees from sales force		(11,840)		(15,331)		(22,253)	29.5	45.2
Cobranding		(3,843)		(5,939)		(6,977)	54.5	17.5
Teller services expenses		(3,584)		(4,043)		(4,606)	12.8	13.9
Other		2,410		2,060		3,236	(14.5)	57.1

Total	Ch$	133,248	Ch$	140,177	Ch$	133,541	5.2%	(4.7)%

2005 and 2006. Fees and income from services, net decreased by 4.7%, from Ch$140,177 million in 2005 to Ch$133,541 million in 2006, primarily as a result of higher sales force expenses, a drop in fees from credits and lower fees posted by our stock brokerage subsidiary during 2006. This decrease in fees and income from services was partially offset by (i) higher fee-based income, mainly related to the Bank’s core products such as credit cards, debit accounts, ATMs and cash management services, (ii) an important network expansion and (iii) good customer support, which has enabled us to grow our customer base. In addition, as a consequence of our long-standing efforts to cross-sell products throughout the Bank’s various business lines, fees related to insurance, mutual funds and factoring increased during 2006.

2004 and 2005. Fees and income from services, net increased by 5.2%, from Ch$133,248 million in 2004 to Ch$140,177 million in 2005, primarily as a result of an increase in fees generated by insurance, mutual funds, credits (principally associated to corporate loan restructurings) and stock brokerage businesses, and to a lesser extent, to an increase in fees related to debit accounts and ATMs (primarily due to an increase in the client base with new checking accounts, coupled with the expansion of 257 new ATMs), receipts and payment of services and credit cards. The increase in fees was partially offset by higher sales force and cobranding expenses incurred in 2005, reflecting our aggressive efforts to expand our retail market business segment.

Other Operating Income (Loss), Net

Other operating income (loss), net, consists of net gains and losses from trading activities and net gains and losses from foreign exchange transactions. Trading results include gains and losses realized on the sale of financial investments, gains and losses arising from marking financial investments to market at period-

end, as well as gains and losses coming from interest rate and currency derivatives. Net gains and losses from foreign exchange transactions include gains and losses realized upon the sale of foreign currency and foreign exchange derivatives and gains and losses arising from the period-end translation of foreign currency-denominated assets and liabilities into pesos. Foreign exchange results also include net adjustments on U.S. dollar-indexed domestic currency transactions, or the exchange rate variation on foreign branches’ capital and reserves. Foreign exchange results include existing interest rate differences in currency derivatives.

The following table sets forth certain components of our other operating income (loss), net, in the years ended December 31, 2004, 2005 and 2006:

	Year Ended December 31,						% Increase (Decrease)
	2004		2005		2006		2004/2005	2005/2006
	(in millions of constant Ch$ as of December 31, 2006, except for percentages)
Gains (losses) on sales of financial instrument and non-forward derivatives, net	Ch$	(4,277)	Ch$	3,273	Ch$	7,379	—	125.5%
Foreign exchange transactions, and forward derivatives, net		(2,134)		4,662		14,400	—	208.9

Net other operating income	Ch$	(6,411)	Ch$	7,935	Ch$	21,779	—	174.5%

2005 and 2006. In 2006, other operating income, net nearly tripled, from Ch$7,935 million in 2005 to Ch$21,779 million in 2006, primarily as a result of (i) higher gains from investments securities as a consequence of a decrease in long-term interest rates during 2006, which positively affected the market value of Latin American bonds, mortgage finance bonds issued by the Bank and corporate and financial institution securities and (ii) higher gains from forwards derivatives contracts. These trends largely offset the decrease in foreign exchange transactions, net.

2004 and 2005. In 2005, other operating income, increased from a loss of Ch$6,411 million in 2004 to an income of Ch$7,935 million in 2005, primarily as a result of higher earnings obtained from Central Bank securities maintained by our brokerage subsidiary and also due to better results obtained from foreign exchange transactions, net and forward derivatives instruments during 2005. Losses during 2004 were mainly related to decreases in the fair value of cross-currency swap transactions and to the sale of two loans in the manufacturing and retail sectors.

Other Income and Expenses, Net

Other income and expenses, net consists of gains arising from non-operating income, non-operating expenses and income and gains arising from our affiliates accounted for by the equity method, offset by any minority interest participation in the net income of our subsidiaries. See Notes 9 and 17 to our audited consolidated financial statements.

The following table sets forth certain components of our “other income and expenses, net,” for the years ended December 31, 2004, 2005 and 2006:

	Year Ended December 31,						% Increase (Decrease)
	2004		2005		2006		2004/2005	2005/2006
	(in millions of constant Ch$ as of December 31, 2006, except for percentages)
Non-operating income	Ch$	5,104	Ch$	8,024	Ch$	16,717	57.2%	108.3%
Non-operating expenses		(16,797)		(15,081)		(13,842)	(10.2)	(8.2)

Subtotal		(11,693)		(7,057)		2,875	(39.6)	—
Income from investments in other companies		461		696		1,031	51.0	48.1%
Minority interest		(1)		—		(1)	(100.0)	—

Total	Ch$	(11,233)	Ch$	(6,361)	Ch$	3,905	(43.4)%	—

2005 and 2006. Other income and expenses, net increased from an expense of Ch$6,361 million in 2005 to income of Ch$3,905 million in 2006. The increase was primarily a result of (i) higher non-operating income from the sale of assets received in lieu of payments previously charged off and (ii) a non-recurring tax provision release of approximately Ch$3,350 million. To a lesser extent, lower non-operating expenses related to provisions for assets received in lieu of payments also explained the increase in other income and expenses, net.

2004 and 2005. Other income and expenses, net decreased by 43.4% from an expense of Ch$11,233 million in 2004 to an expense of Ch$6,361 million in 2005. The decrease was primarily a result of lower non-operating expenses, net recorded in 2005, which was primarily a result of higher gains on assets received in lieu of payment in 2005 and due to tax expenses from previous years related to credit cards recorded in 2004.

Operating Expenses

The following table sets forth information regarding our operating expenses for the years ended December 31, 2004, 2005 and 2006:

	Year Ended December 31,						% Increase (Decrease)
	2004		2005		2006		2004/2005	2005/2006
	(in millions of constant Ch$ as of December 31, 2006, except for percentages)
Personnel salaries and expenses	Ch$	143,877	Ch$	153,779	Ch$	157,958	6.9%	2.7%
Administrative and other expenses:
Advertising		11,484		12,226		16,354	6.5	33.8
Building maintenance		7,110		5,908		6,663	(16.9)	12.8
Rentals and insurance		9,735		10,784		12,477	10.8	15.7
Office supplies		4,817		4,938		5,183	2.5	5.0
Other expenses		60,942		77,406		82,135	27.0	6.1

Total administrative and other expenses	Ch$	94,088	Ch$	111,262	Ch$	122,812	18.3%	10.4%
Depreciation and amortization		16,900		17,277		19,767	2.2	14.4

Total	Ch$	254,865	Ch$	282,318	Ch$	300,537	10.8%	6.5%

2005 and 2006. Our operating expenses increased by 6.5%, from Ch$282,318 million in 2005 to Ch$300,537 million in 2006, in line with our lending and transactional growth and product development activities. Higher operating expenses were primarily caused by (i) a 34% annual increase in advertising and marketing expenses oriented mainly to retail banking promotions of core revenue products, (ii) higher rental, communication, maintenance services and depreciation expenses, related to the significant expansion of our ATMs and branches during 2006 and (iii) higher computer services and software maintenance costs as well as an increase in amortizations and advisory expenses related to the implementation of new systems.

In addition, the 2.7% increase in salaries and personnel expenses was mainly due to the hiring of additional employees during 2006, principally related to the branch network, commercial areas, subsidiaries, and foreign branches. Higher expenses on salaries during 2006 were partially offset by lower severance expenses. As in 2005, we recorded non-recurring indemnities in 2006 due to a change in the organizational structure, which was made to adjust for client segmentation.

2004 and 2005. Our operating expenses increased by 10.8%, from Ch$254,865 million in 2004 to Ch$282,318 million in 2005, principally reflecting the impact of higher administrative expenses and, to a lesser extent, the growth in personnel costs.

Higher administrative expenses were primarily the result of expenses incurred by our U.S. branches during 2005 in connection with our efforts to comply with orders entered into with the OCC and the Federal Reserve. These expenses, which mainly included legal counsel and consulting expenses, amounted to approximately Ch$13,000 million in 2005, compared to Ch$1,500 million in late 2004. For a description of the orders, see “Item 8. Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings.” To a lesser extent, administrative expenses during 2005 were impacted by higher advertising costs in order to support commercial activities, increased rental expenses (principally associated with the expansion of our distribution network) and higher consulting and technology expenses incurred by our subsidiaries.

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

2005 and 2006. The loss from price-level restatement decreased from Ch$11,690 million in 2005 to Ch$8,526 million in 2006, primarily as a result of the decrease in the inflation rate used for adjustment purposes from 3.6% in 2005 to 2.1% in 2006.

2004 and 2005. The loss from price-level restatement increased from Ch$7,897 million in 2004 to Ch$11,690 million in 2005, primarily as a result of the increase in the inflation rate used for adjustment purposes from 2.5% in 2004 to 3.6% in 2005.

Income Tax

The statutory corporate income tax rate in Chile was 17% in 2006, 2005 and 2004. We are also permitted under Law No. 19,396 to deduct dividend payments made to SAOS. In addition, any other payments made by SAOS or its shareholders to the Central Bank in connection with the Central Bank indebtedness are tax deductible. Consequently, our effective tax rate is significantly lower than the statutory corporate income tax rate because of the deduction of such dividend payments from our taxable income. Additionally, but to a lesser extent, differences in the tax treatment for provisions on individual loans and for charge-offs for past-due loans have an impact on our effective tax rate. Finally, all real estate taxes paid on properties that are leased to customers are deductible from our taxable income.

2005 and 2006. In 2006, we recorded a tax expense of Ch$24,096 million as compared to a tax expense of Ch$21,840 million in 2005. This increase was primarily attributable to a higher income tax base in 2006 as a result of a 6.3% increase in net income before taxes.

2004 and 2005. In 2005, we recorded a tax expense of Ch$21,840 million as compared to a tax expense of Ch$19,414 million in 2004. This increase was primarily attributable to the higher income tax base in 2005 as a result of a 14.1% increase in net income before taxes.

Chilean and U.S. GAAP Reconciliation

We prepare our audited consolidated financial statements in accordance with Chilean GAAP, which differs in certain significant respects from U.S. GAAP. See Note 28 to our audited consolidated financial statements for a description of the material differences between Chilean GAAP and U.S. GAAP, as they relate to us and our consolidated subsidiaries, reconciliation to U.S. GAAP of net income and shareholders’ equity and a discussion of new accounting rules under U.S. GAAP. The following table sets forth net income and shareholders’ equity for the years ended December 31, 2004, 2005 and 2006 under Chilean GAAP and U.S. GAAP:

	Year Ended December 31,
	2004		2005		2006
	(in millions of constant Ch$ as of December 31, 2006)
Net income (Chilean GAAP)	Ch$	161,443	Ch$	184,519	Ch$	195,248
Net income (U.S. GAAP)		155,397		172,375		172,836
Shareholders’ equity (Chilean GAAP)		713,491		791,384		834,631
Shareholders’ equity (U.S. GAAP)	Ch$	1,400,758	Ch$	1,459,771	Ch$	1,476,418

Significant differences exist between our net income and shareholders’ equity under Chilean GAAP as presented in “Item 5. Operating and Financial Review and Prospects,” and our net income and shareholders’ equity under U.S. GAAP as presented in Note 28 to our audited consolidated financial statements. The differences are primarily in the context of the accounting treatment used for the merger. The principal differences are as follows:

•

Under Chilean GAAP, the merger with Banco de A. Edwards was accounted for as a “pooling of interests” on a prospective basis. As such, the historical financial statements for periods prior to the merger are not restated under Chilean GAAP and we are considered to be the surviving entity. Under U.S. GAAP, the merger of the two banks was accounted for as a merger of entities under common control, as L.Q. Inversiones Financieras, a holding company beneficially owned by Quiñenco S.A., controlled both banks since March 27, 2001. Consequently, U.S. GAAP requires that we restate our U.S. GAAP historical financial statements to retroactively reflect the merger as if both banks had been combined since March 27, 2001.

•

The pooling of interests method under Chilean GAAP eliminates any interbank balances and aggregates the results of both banks using their historical book values. Under U.S. GAAP, to the extent that we and Banco de A. Edwards were under common control, the assets and liabilities of Banco de A. Edwards were transferred into our accounts at their book value. However, as Quiñenco S.A. only owned 51.18% of Banco de A. Edwards, we effectively acquired from minority interest holders that portion that was not held by Quiñenco S.A. and so we applied purchase accounting. As a result, we calculated goodwill based on the difference between the purchase price (i.e., the market value of our shares) and the fair value of the proportion of assets and liabilities acquired from minority interest holders at the date of the merger. As part of this process, under U.S. GAAP, we were also required to value previously unrecorded intangible assets, such as the Banco de A. Edwards brand name, and to include these assets in our financial records. Such assets remain unrecorded under Chilean GAAP. The different basis of the assets and liabilities caused by this treatment has an effect on changes in depreciation and amortization in subsequent periods.

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

•

Under Chilean GAAP, allowances for loan losses are calculated according to specific guidelines set by the Chilean Superintendency of Banks. Under U.S. GAAP, allowances for loan losses should be in amounts adequate to cover inherent losses in the loan portfolio at the respective balance sheet dates. If we had applied U.S. GAAP, our net income would have decreased by Ch$1,006 million and Ch$15,704 million in 2005 and 2006, respectively, and shareholders’ equity would have increased by Ch$39,139 million and Ch$23,435 million in 2005 and 2006, respectively.

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

	Year Ended December 31,
	2004		2005		2006
	(in millions of constant Ch$ as of December 31, 2006)
Net cash provided by operating activities	Ch$	608,000	Ch$	440,070	Ch$	457,664

2005 and 2006. Cash provided by operating activities increased to Ch$457,664 million in 2006 from Ch$440,070 million in 2005, primarily as a result of a positive net change in interest accruals in 2006 as compared to 2005.

2004 and 2005. Cash provided by operating activities decreased to Ch$440,070 million in 2005 from Ch$608,000 million in 2004, primarily as a result of a lower decrease in our financial investments, mainly short-term Central Bank securities as we placed a new series of subordinated bonds and 5-year bonds on the local market during 2005, which improved our liquidity and allowed us to reduce our lower-yielding short-term assets.

	Year Ended December 31,
	2004		2005		2006
	(in millions of constant Ch$ as of December 31, 2006)
Net cash used in investing activities	Ch$	(679,788)	Ch$	(1,250,455)	Ch$	(1,349,088)

2005 and 2006. Cash used in investing activities increased to Ch$1,349,088 million in 2006 from Ch$1,250,455 million in 2005, primarily as a result of a 15.7% increase in the volume of our loan portfolio.

2004 and 2005. Cash used in investing activities increased to Ch$1,250,455 million in 2005 from Ch$679,788 million in 2004 primarily as a result of a 15.0% increase in the volume of our loan portfolio.

	Year Ended December 31,
	2004		2005		2006
	(in millions of constant Ch$ as of December 31, 2006)
Net cash provided by financing activities	Ch$	104,342	Ch$	580,384	Ch$	1,457,694

2005 and 2006. The increase in cash provided by financing activities from Ch$ 580,384 million in 2005 to Ch$1,457,694 million in 2006 was primarily attributable to an increase in time and demand deposits and, to a lesser extent, to an increase in bonds issued by the Bank.

2004 and 2005. The increase in cash provided by financing activities from Ch$104,342 million in 2004 to cash provided by financing activities of Ch$580,384 million in 2005 was primarily attributable to an increase in time deposits and, to a lesser extent, related to an increase in long-term foreign borrowings and to the repurchase of 2.5% of our shares.

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

	Year Ended December 31, 2005						Year Ended December 31, 2006
	Long-term		Short-term		Total		Long-term		Short-term		Total
	(in millions of constant Ch$ as of December 31, 2006)
Central Bank Credit lines for renegotiation of loans	Ch$	1,436	Ch$	—	Ch$	1,436	Ch$	824	Ch$	—	Ch$	824
Other Central Bank Borrowings
Mortgage finance bonds		568,191		—		568,191		477,637		—		477,637
Bonds		331,522		—		331,522		554,272		—		554,272
Subordinated bonds		311,696		—		311,696		405,942		—		405,942
Borrowings from domestic financial institutions		—		92,054		92,054		—		88,261		88,261
Foreign borrowings		661,107		14,277		675,384		319,173		272,400		591,573
Investments sold under agreements to repurchase		—		276,435		276,435		—		306,855		306,855
Other obligations		1,366		33,086		34,452		2,848		23,584		26,432

Total other interest bearing liabilities	Ch$	1,875,318	Ch$	415,852	Ch$	2,291,170	Ch$	1,760,696	Ch$	691,100	Ch$	2,451,796

Central Bank borrowings

Central Bank borrowings include credit lines for the renegotiation of loans and other Central Bank borrowings. Credit lines were provided by the Central Bank for the renegotiation of mortgage loans due to the need to refinance debts as a result of the economic recession and crisis of the Chilean banking system from 1982 to 1985. The credit lines for the renegotiations of mortgage loans are linked to the UF index and carry a real annual interest rate of 3.00% as of December 31, 2006. The maturities of the outstanding amounts are as follows:

	As of December 31, 2006
	(in millions of constant Ch$ as of December 31, 2006)
Due within 1 year	Ch$	824
Due after 1 year but within 2 years		—
Due after 2 years but within 3 years		—
Due after 3 years but within 4 years		—
Due after 4 years but within 5 years		—
Due after 5 years		—

Total long-term (Credit lines for renegotiation of loans)		824
Total short-term (Other Central Bank borrowings)		—

Total Central Bank borrowings	Ch$	824

Mortgage finance bonds

Mortgage finance bonds are used to finance the granting of mortgage loans. The outstanding principal amounts of the bonds are amortized on a quarterly basis. The range of maturities of these bonds is between five and twenty years. The bonds are linked to the UF index and carry a weighted average annual interest rate of 4.56% as of December 31, 2006.

The maturities of outstanding mortgage finance bond amounts as of December 31, 2006 are as follows:

	As of December 31, 2006
	(in millions of constant Ch$ as of December 31, 2006)
Due within 1 year	Ch$	66,944
Due after 1 year but within 2 years		49,487
Due after 2 years but within 3 years		48,606
Due after 3 years but within 4 years		47,341
Due after 4 years but within 5 years		44,838
Due after 5 years		220,421

Total mortgage finance bonds	Ch$	477,637

Bonds

Our bonds are linked to the UF Index and carry an average real annual interest rate of 4.06% as of December 31, 2006, with interest and principal payments due semi-annually. The bonds were originally intended to finance loans that had a maturity of greater than one year.

The maturities of outstanding bond amounts as of December 31, 2006 are as follows:

	As of December 31, 2006
	(in millions of constant Ch$ as of December 31, 2006)
Due within 1 year	Ch$	119,694
Due after 1 year but within 2 years		116,688
Due after 2 years but within 3 years		116,687
Due after 3 years but within 4 years		53,318
Due after 4 years but within 5 years		32,989
Due after 5 years		114,896

Total bonds	Ch$	554,272

Subordinated bonds

Our currently outstanding subordinated bonds are linked to the UF index with interest and principal payments due semi-annually. The discount on the issuance of the currently outstanding subordinated bonds is amortized over the life of the bond. As of December 31, 2006, the effective real interest rate was 6.77% taking into consideration the discount on issuance.

The bonds are intended to finance loans having a maturity greater than one year. As of December 31, 2006 the outstanding maturities of the bonds, which are considered long-term, are as follows:

	As of December 31, 2006
	(in millions of constant Ch$ as of December 31, 2006)
Due within 1 year	Ch$	32,404
Due after 1 year but within 2 years		25,723
Due after 2 years but within 3 years		25,723
Due after 3 years but within 4 years		25,723
Due after 4 years but within 5 years		25,723
Due after 5 years		270,646

Total subordinated bonds	Ch$	405,942

On June 15, 2006, we issued U.S.$200,000,000 of 6.25% subordinated notes due 2016. The notes pay interest semi-annually and were issued pursuant to an exemption from registration under Regulation S and Rule 144A of the Securities Act.

Subordinated bonds are considered in the calculation of “effective equity” for the purpose of determining our minimum capital requirements.

Borrowings from domestic financial institutions

Borrowings from domestic financial institutions, which are used to fund our general activities, carry a weighted average annual real interest rate of 4.96% as of December 31, 2006 and have the following outstanding maturities as of December 31, 2006:

As of December 31, 2006
(in millions of constant Ch$ as of December 31, 2006)
Due within 1 year	Ch$	—
Due after 1 year but within 2 years		—
Due after 2 years but within 3 years		—
Due after 3 years but within 4 years		—
Due after 4 years but within 5 years		—
Due after 5 years		—

Total long-term		—
Total short-term	Ch$	88,261	(1)

Total borrowings from domestic financial institutions	Ch$	88,261

(1)	Includes borrowings with maturities that were originally greater than one year but which as of December 31, 2006 had remaining maturities of less than one year.

Foreign borrowings

We have short-term and long-term borrowings from foreign banks. The outstanding maturities of these borrowings as of December 31, 2006 are as follows:

	As of December 31, 2006
	(in millions of constant Ch$ as of December 31, 2006)
Due within 1 year	Ch$	306,746
Due after 1 year but within 2 years		5,393
Due after 2 years but within 3 years		7,034
Due after 3 years but within 4 years		—
Due after 4 years but within 5 years		—
Due after 5 years		—

Total long-term		319,173
Total short-term		272,400

Total foreign borrowings	Ch$	591,573

Each of these loans is denominated in foreign currency and is principally used to fund our foreign trade loans and carry an average annual nominal interest rate of 5.85% as of December 31, 2006.

Other obligations

	As of December 31,
	2005		2006
	(in millions of constant Ch$ as of December 31, 2006)
Other long-term obligations:
Obligations with Chilean government	Ch$	1,366	Ch$	2,848

Total other long-term obligations		1,366		2,848
Other short-term obligations		33,086		23,584

Total other obligations	Ch$	34,452	Ch$	26,432

As of December 31, 2006, other obligations had the following maturities:

	As of December 31, 2006
	(in millions of constant Ch$ as of December 31, 2006)
Due within 1 year	Ch$	184
Due after 1 year but within 2 years		376
Due after 2 years but within 3 years		531
Due after 3 years but within 4 years		546
Due after 4 years but within 5 years		379
Due after 5 years		832

Total long-term		2,848	(1)
Total short-term		23,584	(1)

Total other obligations	Ch$	26,432

(1)	Includes borrowings with maturities that were originally greater than one year but which as of December 31, 2006 had remaining maturities of less than one year.

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

Funding

The following table sets forth our average daily balance of liabilities for the years ended December 31, 2004, 2005 and 2006, in each case together with the related average nominal interest rates paid thereon:

	Year Ended December 31,
	2004				2005				2006
	Average Balance		% of Total Liabilities	Average Nominal Rate	Average Balance		% of Total Liabilities	Average Nominal Rate	Average Balance		% of Total Liabilities	Average Nominal Rate
	(in millions of constant Ch$ as of December 31, 2006, except for percentages)
Non-interest bearing demand deposits	Ch$	2,209,133	23.3%	—	Ch$	2,231,730	22.7%	—	Ch$	2,048,877	18.9%	—
Time deposits		3,666,220	38.7	2.5%		4,016,738	40.8	4.3%		5,101,532	47.1	5.1%
Savings accounts		155,255	1.7	2.2		142,192	1.4	3.8		138,928	1.3	2.1
Mortgage finance bonds		966,858	10.2	8.3		629,747	6.4	8.8		496,053	4.6	7.4
Central Bank borrowings		13,101	0.1	2.9		32,491	0.3	3.3		12,935	0.1	5.4
Contingent liabilities		505,979	5.4	—		629,319	6.4	—		828,263	7.7	—
Other non-interest bearing liabilities		315,754	3.3	—		371,299	3.8	—		395,280	3.7	—
Other interest bearing liabilities		1,638,107	17.3	3.2%		1,796,829	18.2	4.6%		1,804,563	16.6	4.0%

Total liabilities	Ch$	9,470,407	100.0%		Ch$	9,850,345	100.0%		Ch$	10,826,431	100.0%

Our most important source of funding is our customer deposits, which consist primarily of peso-denominated non-interest bearing demand deposits and peso- and UF-denominated interest bearing time deposits. Non-interest bearing demand deposits represented 18.9% of our average total liabilities in 2006, and are our least expensive source of funding. Time deposits and mortgage finance bonds represented 51.7% of our average liabilities in 2006 and 47.2% of our average liabilities in 2005, respectively.

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

We provide customers with off balance sheet credit support through loan commitments. Such commitments are agreements to lend to a customer at a future date, subject to compliance with the contractual terms. Since substantial portions of these commitments are expected to expire without our having to make any loans, total commitment amounts do not necessarily represent our actual future cash requirements. The amounts of these loan commitments were Ch$1,258,375 million (U.S.$2,355 million) and Ch$1,733,916 million (U.S.$3,244 million) as of December 31, 2005 and 2006, respectively. The amounts of subscribed leasing contracts were Ch$62,726 million (U.S.$117 million) and Ch$95,655 million (U.S.$179 million) as of December 31, 2005 and 2006, respectively.

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

Financial Guarantees

The following is a summary of instruments that are considered financial guarantees in accordance with FASB Interpretation No. 45:

	As of December 31, 2006
	(in millions of constant Ch$ as of December 31, 2006)
Performance bonds	Ch$	681,427
Foreign office guarantees		39,067
Standby letters of credit		26,343

Total	Ch$	746,837

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

The expiration of guarantees per period is as follows:

	Due within 1 year		Due after 1 year but within 3 years		Due after 3 years but within 5 years		Due after 5 years		Total
	(in millions of constant Ch$ as of December 31, 2006)
Performance bonds	Ch$	398,065	Ch$	239,332	Ch$	43,535	Ch$	495	Ch$	681,427
Foreign office guarantees		39,067		—		—		—		39,067
Standby letters of credit		5,259		19,827		1,257		—		26,343

Total	Ch$	442,391	Ch$	259,159	Ch$	44,792	Ch$	495	Ch$	746,837

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following tables set forth our contractual obligations and commercial commitments by time remaining to maturity. As of December 31, 2006, the scheduled maturities of our contractual obligations, including accrued interest, were as follows:

	Due within 1 year		Due after 1 year but within 3 years		Due after 3 years but within 5 years		Due after 5 years		Total
	(in millions of constant Ch$ as of December 31, 2006)
Contractual Obligations
Deposit and other term liabilities(1)	Ch$	5,782,020	Ch$	173,940	Ch$	—	Ch$	—	Ch$	5,955,960
Mortgage finance bonds		66,944		98,093		92,179		220,421		477,637
Bonds issued		152,098		284,821		137,753		385,542		960,214
Central Bank credit lines from renegotiations of loans		824		—		—		—		824
Borrowings from domestic financial institutions		88,261		—		—		—		88,261
Foreign borrowings		579,146		12,427		—		—		591,573
Other obligations		23,768		907		925		832		26,432
Lease contracts		7,964		11,470		6,333		5,278		31,045
Services contracts		78,120		110,380		85,200		1,631,157		1,904,857
Investments sold under agreements to repurchase		306,855		—		—		—		306,855

Total	Ch$	7,086,000	Ch$	692,038	Ch$	322,390	Ch$	2,243,230	Ch$	10,343,658

(1)	Excludes demand accounts and savings accounts.

As of December 31, 2006, the scheduled maturities of other commercial commitments, including accrued interest, were as follows:

	Due within 1 year		Due after 1 year but within 3 years		Due after 3 years but within 5 years		Due after 5 years		Total
	(in millions of constant Ch$ as of December 31, 2006)
Commercial Commitments
Letters of Credit	Ch$	241,522		—		—		—	Ch$	241,522
Guarantees		442,391	Ch$	259,159	Ch$	44,792	Ch$	495		746,837

Total other commercial commitments	Ch$	683,913	Ch$	259,159	Ch$	44,792	Ch$	495	Ch$	988,359

Item 6.	Directors, Senior Management and Employees

DIRECTORS AND SENIOR MANAGEMENT

Directors

Our administration is conducted by our board of directors, which, in accordance with our estatutos, or bylaws, consists of eleven directors and two alternate directors. The entire board of directors is elected every three years. Our current board of directors was elected in March 2005 and their term expires in March 2008. Our alternate directors were appointed in March 2006. The current chairman of the board, Pablo Granifo, was elected in March 2007 to fill the vacancy created by the resignation of Fernando Cañas.

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

Our current directors are as follows:

Director	Position	Age
Pablo Granifo L.	Chairman	48
Andronico Luksic C.	Vice chairman	53
Jorge Awad M.	Director	62
Jacob Ergas E.	Director	72
Thomas Fürst F.	Director	76
Guillermo Luksic C.	Director	51
Rodrigo Manubens M.	Director	48
Gonzalo Menendez D.	Director	58
Hernan Büchi B.	Director	58
Francisco Perez M.	Director	48
Jaime Estevez V.	Director	61
Jorge Diaz V.	Alternate director	64
Jorge Ergas H.	Alternate director	38

Pablo Granifo L. was elected as the chairman of our board of directors in 2007. He was our chief executive officer from 2001 to 2007. He was the chief executive officer of Banco de A. Edwards from 2000 to 2001, a commercial manager at Banco Santiago from 1995 to 1999 and a corporate manager at Banco Santiago from 1999 to 2000. Mr. Granifo is chairman of the board of directors of Banchile Asesoria Financiera S.A., Socofin S.A., Banchile Securitizadora S.A. and Banchile Factoring S.A. and chairman of the executive committee of Banchile Corredores de Seguros Limitada. He is also director of Banchile Trade Services Limited. He holds a degree in business from the Pontificia Universidad Catolica de Chile.

Andrónico Luksic C. was reelected as a Director and Vice Chairman of our board of directors in 2005, a position he has held consecutively since 2002. Mr. Luksic is Vice Chairman of Quiñenco S.A. and a member of the board of directors at Compañia Cervecerias Unidas S.A., Manufacturas de Cobre Madeco S.A., Industria Nacional de Alimentos S.A., Sociedad de Fomento Fabril (SOFOFA) and Bolsa de Comercio de Santiago. He is also a member of the Advisory Board of the Panama Canal Authority and the Asia-Pacific Economic Cooperation Business Advisory Council. He was Chairman of the board of directors of Banco O’Higgins and subsequently Chairman of the board of directors of Banco Santiago until May 1999. Mr. Luksic was Director and Chairman of the board of directors of Banco de A. Edwards from September 1999 to December 2001. Mr. Luksic is a brother of Mr. Guillermo Luksic.

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

Guillermo Luksic C. has been a member of our board of directors since 2001 and was previously the Vice Chairman of our board of directors between March 2001 and March 2002. Mr. Luksic is Chairman of the board of directors of Quiñenco S.A., Compañia Cervecerias Unidas S.A., Viña San Pedro S.A., CNT Telefonica del Sur S.A. and Madeco S.A. Since 2005, he also serves as a member of the board of directors of Antofagasta plc. Mr. Luksic is an active member of the Center of Public Studies and a member of the board of directors of Universidad Finis Terrae. Mr. Luksic is a brother of Mr. Andronico Luksic.

Rodrigo Manubens M. has been a member of our board of directors since 2001. Mr. Manubens was a member of the board of directors of Banco de A. Edwards from 1999 until 2001. From 1985 to 1999, Mr. Manubens was a member of the board of directors of Banco O’Higgins and continued in that role when it merged into Banco Santiago. From 1995 to 1999 he was chairman of Banco Tornquist in Argentina and a member of the board of directors of Banco Sur in Peru and Banco Asuncion in Paraguay. Mr. Manubens also served as a director and chairman of Endesa Chile S.A. He is chairman of, Banchile Administradora General de Fondos S.A.,a member of the board of directors of Banchile Factoring S.A., Banchile Compañia de Seguros de Vida S.A. and a member of the executive committee of Banchile Corredores de Seguros Limitada. Mr. Manubens holds a degree in business from Universidad Adolfo Ibañez and a Master’s of Science from the London School of Economics and Political Science.

Gonzalo Menendez D. has been a member of our board of directors since 2001. He is also the chairman of the board of directors of Inversiones Vita S.A. and, Banchile Corredores de Bolsa S.A. and a member of the boards of directors of several other companies, including Banchile Asesoria Financiera S.A., Banchile Seguros de Vida S.A., Compañia Nacional de Telefonos, Telefonica del Sur S.A., Minera El Tesoro, Compañia de Telefonos de Coyhaique S.A., Quiñenco S.A., Antofagasta plc., Minera Michilla S.A., Mining

Group Antofagasta Minerals S.A., Antofagasta Railway, Minera Los Pelambres, and Aguas de Antofagasta S.A. He is also Vice chairman of Fundacion Andronico Luksic A. and Fundación Pascual Baburizza. Previously, Mr. Menendez served as chief executive officer of Antofagasta Railway, Banco O’Higgins and Empresas Lucchetti. Since 1990, he has been a director and is now the chairman of the board of directors of the Latin American Export Bank. Mr. Menendez was a member of the board of directors and the executive committee of Banco Santiago and a member of the board of directors of Banco de A. Edwards. Mr. Menendez was a professor of finance and Chilean economic and business policy at the Universidad de Chile. He holds a degree in business administration and accounting from the Universidad de Chile.

Hernan Büchi B. has been a member of our board of directors since 2007. He is Chairman of the Board of the Center for the International Economy of Liberty and Development, member of the Board of the Institute Liberty and Development and Chairman of the Board of Trustees of Universidad del Desarrollo. Mr. Büchi has served in the government of Chile as Undersecretary of the Economy (1979-80), Undersecretary of Health (1980-83), Minister of Planning (1983-84), Superintendent of Banks and Financial Institutions (1984-85) and Minister of Finance (1985-89). Between 1979-89 he was Chairman of the Board and/or Member of the Board of several state-owned companies including ENDESA, CAP, IANSA, FFCC, CTC and Codelco. In 1989 he was Candidate for the Presidency of Chile. Mr. Büchi, has a degree in Civil Engineering from Universidad de Chile, and has participated in postgraduate studies at Columbia University.

Francisco Perez M. has been a member of our board of directors since 2001. Since 1998, Mr. Perez has been the chief executive officer of Quiñenco S.A. He was formerly the chief executive officer of Compañia Cervecerias Unidas S.A., of which he is still a director. He is also a member of the board of directors of Banchile Corredores de Bolsa S.A. Prior to 1991, Mr. Perez was chief executive officer of Citicorp-Chile and also was Vicepresident of Bankers Trust in Chile. Mr. Perez holds a degree in business administration from the Pontificia Universidad Catolica de Chile and a master’s degree in business administration from the University of Chicago.

Jaime Estevez V. has been a member of our board of directors since 2007. Presently, he is also a member of the board of directors of Endesa Chile. Previously, Mr. Estevez served as the Chairman of BancoEstado, a state bank. Additionally, he has served as a Director on the boards of AFP Provida and AFP Proteccion, two Chilean private funds. Mr. Estevez served as Minister of Public Works and Minister of Transport and Telecommunications and was a Congressman and President of the Lower Chamber of Congress. Mr. Estevez holds a degree in economics from the Universidad de Chile and has pursued post-graduate studies in Philosophy.

Jorge Diaz V. on February 23, 2006 was elected as an Alternate Director, after having been appointed Advisor to the board of directors on March 17, 2005. Mr. Diaz is the Chairman of the board of directors of Redbanc S.A, Sociedad Operadora de Tarjetas de Credito Nexus S.A. and Servipag Limitada, and Director of Transbank S.A. and Administrador Financiero de Transantiago S.A. Mr. Diaz was the Intendent at the Chilean Superintendency of Banks from 1976 to 1980, Director of Banco del Pacifico from 1980 to 1981, the administrator (appointed by the Chilean Superintendency of Banks) at Banco Unido de Fomento from 1982 to 1985, Chief Executive Officer of Banco Concepcion (now Corpbanca) from 1986 to 1991 and advisor of O’Higgins Central Hispano S.A. until 1999. He was a Director at Banco de A. Edwards from March 2001 to December 2001, after having been elected as an Alternate Director in March 2000. He holds a degree in economics from the Pontificia Universidad Catolica de Chile.

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

Senior Management

Our current executive officers are as follows:

Executive Officers	Position	Age
Fernando Cañas B.	Chief executive officer	57
Arturo Concha U.	Manager — Financial division	53
Nelson Rojas P.	General legal counsel	53
Julio Guzman H.	Manager — Corporate and international division	53
Mauricio Baeza L.	Manager — Credit risk division	44
Alejandro Herrera A.	Manager — Individual banking and branches	50
Marcelo Caracci L.	Manager — Operations and technology division	57
Jennie E. Coleman A.	Manager — Human resources division	53
Arturo Tagle Q.	Manager — Planning and research division	48
Gonzalo Rios D.	Manager — Marketing division	38
Pedro Bolados M.	Manager — Risk control division	49
Eduardo Ebensperger O.	Manager — Middle market division	42
Juan Cooper A. .	Manager — Banco Credichile division	46
Oscar Mehech C.	Manager — Global compliance division	42

Fernando Cañas B. was appointed our chief executive officer in 2007. He was the chairman of our board of directors from 2005 to 2007. Mr. Cañas joined Banco Santiago in 1977, beginning his financial services career, and participated in its development and management until 1983. Mr. Cañas returned to Banco Santiago in 1997 as vice chairman of its board of directors and became chief executive officer in 1998. Mr. Cañas was chief executive officer at Banco O’Higgins prior to its merger with Banco Santiago. He served as chairman of the board of directors at Banco Tornquist in Argentina, a director on the board of directors of Banco del Sur in Peru. In 2001, Mr. Cañas became chairman of the board of directors for Latin America and the Caribbean of MasterCard International. In 2002, he was chief executive officer of Banco Santander Chile, and, in 2003, he became the general director and head of payment methods for Latin America Banco Santander Central Hispano, based in Spain. Currently, Mr. Cañas is a member of the board of directors of Banchile Factoring S.A., Banchile Asesoria Financiera S.A., Banchile Securitizadora S.A. Socofin S.A. and the executive committee of Banchile Corredores Seguros Limitada. Mr. Cañas has a degree in Business Administration from the Universidad de Chile.

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

Mauricio Baeza L. has been the manager of the credit risk division since December 2005. Mr. Baeza joined us in 1997 and was manager of the risk division during 2001 in Banco de A. Edwards. He was Risk manager at Banco Santiago from 1993 to 1997 and member of the board of directors of Santiago Administradora de Fondos de Inversion. Mr. Baeza is a member of the board of directors of Socofin S.A. He is also a member of the investment committee of Banchile Fondo Inmobiliario. He holds a degree in civil engineering from the Pontificia Universidad Catolica de Chile.

Alejandro Herrera A. has been the manager of the individual banking and branches division since 2002. From 2006 he is also manager of medium market banking. He has served as the manager of the individual banking and branches division at Banco de A. Edwards from 2000 to 2001 and at Banco Sudamericano from 1996 to 1999, as the chief executive officer of Administradora de Fondos Mutuos Santiago S.A. from 1994 to 1995 and as branches manager at Banco Santiago for the Santiago region. Mr. Herrera is a member of the board of directors of Banchile Administradora General de Fondos S.A., Banchile Securitizadora S.A. and Socofin S.A. and a member of the executive committee of Banchile Corredores de Seguros Limitada. He holds a degree in business from the Pontificia Universidad Catolica de Valparaiso.

Marcelo Caracci L. has been the manager of the operations and technology division since 2001. Prior to that time, Mr. Caracci was founder and director of two technology companies, Sonda Bancos and Sonda Peru. He participated actively in the development and startup of Redbanc S.A., Transbank S.A., Servipag Limitada and Deposito Central de Valores S.A. Mr. Caracci holds a degree in civil engineering from the Pontificia Universidad Catolica de Chile.

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

Gonzalo Rios D. has been the manager of the marketing division since November 2005. He was the marketing manager of Falabella’s financial retail division from 2002 to 2005 and manager of non-store retail operations of Falabella Argentina from 2000 to 2002. He was a business consultant at McKinsey & Company from 1997 to 2000 and previously worked for IBM Argentina as a sales manager. Mr. Rios is a member of the executive committee of Banchile Corredores de Seguros Limitada. He holds a degree in electrical engineering from Instituto Tecnologico de Buenos Aires and a MBA from the Massachusetts Institute of Technology.

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

Eduardo Ebensperger O. has been the manager of the large market division since June 2005 and was previously the chief executive officer of Banchile Factoring S.A. from 2002 to 2005. He joined Banco de A. Edwards in 1989. Mr. Ebensperger was manager of the medium size companies division and manager of the regional branches of Banco de A. Edwards from 1997 to 2001. Presently, Mr. Ebensperger is the Chairman of the board of directors of Artikos S.A. He is also currently member of the board of directors of Banchile Asesoria Financiera S.A. and Banchile Factoring S.A. Mr. Ebensperger holds a degree in business from the Universidad de Chile.

Juan Cooper A. has been the manager of the Banco Credichile division since 2003. He was the chief executive officer of Altavida Santander Compañia de Seguros de Vida S.A. from 2001 to 2002 and the manager of the Santiago Express division of Banco Santiago from 1993 to 2000. He is also currently a member of the board of directors of Socofin S.A., and a member of the executive committee of Banchile Corredores Seguros Limitada. Mr. Cooper has a degree in business from the Universidad de Chile and a master’s degree in business administration from the Pontificia Universidad Catolica de Chile.

Oscar Mehech C. has been the global compliance division manager since April 2007. Mr. Mehech joined us in 2002 as a result of the merger with Banco de A. Edwards and since 2004 held the position of Deputy General Counsel of the Bank and secretary of the board of Banchile Asesoria Financiera S.A. Previously, he was de deputy General Counsel of Banco de A. Edwards, which he joined in 1991. Mr. Mehech is a member of the executive committee for anti-money laundering of the Chilean Banks Association and holds a law degree from Universidad de Chile.

Our directors do not have any service contracts with the company that provide for benefits upon termination of employment.

COMPENSATION

The table below presents the amount of compensation, as established by our shareholders, to the members of our board of directors for the year ended December 31, 2006. These amounts include remuneration for services, fees for attendance at board meetings, committee meetings and subsidiary board meetings and consulting and travel expenses.

Name of Director	Remuneration		Fees for attendance at board meetings		Fees for attendance at committee meetings and subsidiary board meetings		Consulting		Total
	(in millions of constant Ch$ as of December 31, 2006)
Fernando Cañas B. (1)	Ch$	315.3	Ch$	41.8	Ch$	234.6		—	Ch$	591.7
Andronico Luksic C.		130.8		8.2		—		—		139.0
Jorge Awad M.		43.6		21.8		82.6		—		148.0
Jacob Ergas E.		43.6		15.5		56.4		—		115.5
Thomas Fürst F.		43.6		19.1		67.3		—		130.0
Guillermo Luksic C.		43.6		9.1		—		—		52.7
Rodrigo Manubens M.		43.6		19.1		92.6	Ch$	8.2		163.5
Gonzalo Menendez D.		43.6		21.8		118.1		—		183.5
Maximo Pacheco M.		43.6		17.3		2.7		—		63.6
Francisco Perez M.		43.6		19.1		53.6		—		116.3
Segismundo Schulin-Zeuthen S.		43.6		19.1		40.0		—		102.7
Edmundo Eluchans U.		7.2		2.7		4.5		—		14.4
Jorge Ergas H. (2)		43.6		20.0		38.2		—		101.8
Jorge Diaz V. (3)		36.4		17.3		34.6		—		88.3

Total	Ch$	925.7	Ch$	251.9	Ch$	825.2	Ch$	8.2	Ch$	2,011.0

(1)	Mr. Cañas was elected as a director in 2005.

(2)	Mr. Ergas was elected as an alternate director in 2006.

(3)	Mr. Diaz was elected as an alternate director in 2006.

Consistent with Chilean law, we do not disclose to our shareholders, or otherwise make public, information regarding the compensation of our senior management. For the year ended December 31, 2006, the aggregate amount of compensation paid to our senior management, including the senior management of our subsidiaries, was Ch$5,190 million. Pursuant to the Chilean Corporations Law, our directors/audit committee must approve compensation plans, but we are not required to have a compensation committee. For the year ended December 31, 2006, no amounts were set aside or accrued by us to provide pension, retirement or similar benefits for our directors and officers.

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

Chilean law contains additional provisions restricting transactions with affiliates not involving directors or executive officers. The Chilean Corporations Law requires that our transactions with related parties be on market terms. We are required to compare the terms of any such transaction to those prevailing in the market at the date the transaction is to be entered into. Directors of companies that violate this provision are liable for losses resulting from such violation. As disclosed in Note 16 to our audited consolidated financial statements, we incurred an aggregate of Ch$15,965 million in expenses and Ch$116 million in income from transactions other than loans with related parties in 2006.

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

We held an aggregate of Ch$159,448 million in loans to, including Ch$73,274 million in collateral pledged by, related parties as of December 31, 2006. See Note 16 to our audited consolidated financial statements for details concerning these transactions.

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

Our directors/audit committee is composed of three members appointed by the board of directors. The directors/audit committee is currently composed of the following individuals:

•	Jorge Awad M. (chair and financial expert);

•	Jaime Estevez V.; and

•	Thomas Fürst F.

Mr. Awad and Mr. Fürst were appointed as members of the directors/audit committee by the board of directors at the meeting held on March 24, 2005. Mr. Estevez was appointed to the directors/audit committee at the meeting of the board of directors held on April 12, 2007.

Messrs. Awad, Estevez and Fürst satisfy the independence requirements of both Chilean law and Rule 10A-3 under the Exchange Act and are full voting members of our directors/audit committee.

The directors/audit committee usually meets monthly and at least eight times a year. The budget of the directors/audit committee is approved annually at the ordinary shareholders’ meeting. The directors/audit committee satisfies the applicable requirements of the Chilean Superintendency of Banks and operates pursuant to a charter document. The Chilean Superintendency of Banks recommends that at least one of the members of the committee be experienced with respect to the accounting procedures and financial aspects of banking operations. The committee submits a report regarding its activities to our board of directors after each directors/audit committee meeting and presents an annual report at our annual shareholder’s meeting. As established in the committee’s bylaws, the chief executive officer, the general legal counsel and the manager of the risk control division also attend meetings. A partner of the independent auditor’s firm and other persons that the committee may invite may also attend meetings.

The committee may appoint independent personnel to carry out specific duties. The duties of the directors/audit committee include:

•	reviewing all related party transactions and informing the board of directors of such transactions;

•	reviewing annual and interim financial statements and informing the board of directors of the results of such reviews;

•	reviewing the audit reports prepared by our internal comptroller and supervising our controlling divisions;

•	reviewing the reports, procedures and work of our external auditors and interacting with rating agencies;

•	selecting external auditors and rating agencies to be proposed to the board of directors;

•	coordinating with and delegating or recommending tasks to our internal and external auditors;

•	discussing the effectiveness and reliability of internal control procedures;

•	informing the board of directors of any change in accounting principles and its effects;

•	discussing the compensation structure and self-evaluation process for senior management;

•	reviewing and discussing money-laundering procedures, prevention, policies and compliance;

•	reviewing complaints presented by our clients to the Chilean Superintendency of Banks;

•	reviewing and deliberating on issues related to conflicts of interests;

•	investigating suspected fraudulent activities;

•	reviewing the inspection reports, instructions and presentations from the Chilean Superintendency of Banks;

•	reviewing the performance of information systems, their efficiency, reliability and utility in decision making;

•	intervening in any other situation where intervention is warranted in the committee’s discretion;

•	to be informed about the compliance of institutional policies related to the due fulfillment with laws, regulations and internal regulations that must fulfill the company; and

•	analyzing and reporting on activities relating to foreign branches.

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

Credit Committee

The credit committee provides the highest level of approval of credit proposals presented by our credit risk segment and commercial officers. The committee evaluates proposals with respect to loans that would expose us to credit risks in excess of UF 250,000. It also evaluates proposals based upon certain qualitative aspects, irrespective of approval amounts, such as the approval of customers whose eventual collections might adversely affect our corporate image or the approval of transactions with related parties. The committee meets on a weekly basis and is comprised of our chief executive officer and the entire board of directors, with three directors required for a quorum.

Finance and International Committee

The finance and international committee provides a forum for members to discuss and analyze the implementation of financial management policies. The committee meets monthly and is comprised of five directors, our chief executive officer, the financial division manager, the corporate and international division manager, the planning and research division manager and the financial risk manager. Committee members conduct analyses and make presentations to the committee regarding certain matters, including:

•	analyzing the economic and financial environment, including changes in international exposure;

•	defining market risk policies, procedures and limits;

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

Asset Laundering and Financing of Terrorism Prevention Committee

The Asset Laundering and Financing of Terrorism Prevention Committee was set up in April 2006 with the purpose of defining the policies and procedures that would comprise the Asset Laundering and Financing of Terrorism Prevention System, as well as evaluating compliance and deciding on all matters related to these subjects.

This Committee includes the Chairman of the Board, the Chief Executive Officer, the Legal Counsel, the Operations and Technology Division manager and the Chief Executive of Banchile Administradora General de Fondos. The Risk Control Division manager and the Global Compliance Division manager also serve as members of the Committee with full voting rights.

The Committee meets monthly and is charged with pursuing the following functions:

•	to approve the policies and procedures concerning knowledge of the Corporation’s customers and their activities, and the acceptance and monitoring of their accounts, products and operations;

•	to approve policies and procedures concerning unusual transaction detection systems, formal channels of information to senior levels and monitoring, analysis and reporting mechanisms;

•	to approve policies and procedures concerning methods to improve vigilance and improve relations with correspondent banks;

•	to approve policies and procedures concerning staff selection, training programs and code of conduct;

•	to revise and analyze the results of the revisions made to verify compliance with current policies and procedures.

•	to consider the transactions analyzed and decisions made by the Transactions Analysis Committee;

•	to consider and approve specific training plans proposed by the Global Compliance Division; and

•	to inform the Board of regulatory changes related to the prevention of asset laundering and financing of terrorism.

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

Ethics Committee

The Ethics Committee was formed in 2005 to define and promote standards of professional and personal excellence among the company’s staff consistent with the company’s philosophy and values in order to enhance the bonds of trust between the company’s staff and its customers.

To meet these objectives and promote a culture of ethical behavior, the Committee arranges activities regarding regulation, training and communications. The Committee sets policies on ethics and ensures their compliance, develops training plans related to ethics in our business and publishes, and reinforces the positive behavioral outcomes. The Committee also acts and the forum for resolving the various situations where there is a conflict between certain types of conduct and the values promoted by the company.

This Committee is chaired by the Human Resources Division manager and includes the Risk Control manager, Legal Counsel, the managers of the Risk Control, Individuals and Companies, Operations and Large Corporations Divisions.

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

Executive Sessions. Non-management directors must meet regularly in executive sessions without management. Independent directors should meet alone in an executive session at least once a year. §303A.03	There is no similar requirement under our bylaws or under applicable Chilean law.

Audit committee. Audit committee satisfying the independence and other requirements of Rule 10A-3 under the Exchange Act, and the more stringent requirements under the NYSE standards is required. §§303A.06, 303A.07	We are in compliance with Rule 10A-3. The members of our audit committee are not required to satisfy the NYSE independence and other audit committee standards that are not prescribed by Rule 10A-3.

NYSE Standards	Our Corporate Governance Practice
For a description of the duties of our audit committee under applicable Chilean law, see “—Directors/Audit Committee Duties.”

Nominating/corporate governance committee. Nominating/corporate governance committee of independent directors is required. The committee must have a charter specifying the purpose, duties and evaluation procedures of the committee. “Controlled companies,” which would include our company if it were a U.S. issuer, are exempt from these requirements. §303A.04	We are not required to have, and do not have, a nominating/corporate governance committee.

Compensation committee. Compensation committee of independent directors is required, which must approve executive officer compensation. The committee must have a charter specifying the purpose, duties and evaluation procedures of the committee. “Controlled companies,” which would include our company if it were a U.S. issuer, are exempt from this requirement. §303A.05	We are not required to have a compensation committee. Pursuant to the Chilean Corporations Law, our directors/audit committee must approve compensation plans.

Equity compensation plans. Equity compensation plans require shareholder approval, subject to limited exemptions.	Equity compensation plans require shareholder approval, subject to limited exemptions.

Code of Ethics. Corporate governance guidelines and a code of business conduct and ethics is required, with disclosure of any waiver for directors or executive officers. §303A.10	We have adopted a code of ethics applicable to all of our directors and executive officers, a revised version of which is filed as an exhibit to this Form 20-F. We are required by Item 16B of Form 20-F to disclose any waivers granted to our chief executive officer, chief financial officer, principal accounting officer and persons performing similar functions. Our code of ethics sets forth the principles and values that govern personnel conduct as well as other issues such as; conflicts of interests, usage of the privileged information, internal controls for fraud prevention and labor responsibility.

EMPLOYEES

The following table shows the breakdown of our full-time, permanent employees at the dates indicated:

	As of December 31,
	2004	2005	2006
Banco de Chile	6,361	6,745	7,232
Overseas branches and representative offices	52	84	125
Subsidiaries	2,952	3,328	3,862

Total	9,365	10,157	11,219

At December 31, 2006, we had 11,219 employees (on a consolidated basis) of which approximately 2,340, or 20.9%, were unionized. All management positions are held by non-unionized employees. We are party to four collective bargaining agreements (one of which we assumed as part of the merger with Banco de A. Edwards) covering our unionized employees. These collective bargaining agreements were signed in December 2004 and expire in December 2008. We have not experienced a strike in the last 10 years and consider relations with our employees to be satisfactory.

We have a comprehensive personnel training and development program that includes internal courses on operational, technical and commercial subjects as well as participation in external seminars. In 2006, the total cost of training programs was approximately 0.859% of total personnel salaries and expense. We do not maintain any pension or retirement programs for the vast majority of our employees. We do, however, pay certain long-serving key employees a severance payment upon retirement. Although we have, in the past, provided productivity bonuses to individual employees on a discretionary basis, we do not maintain a formal profit-sharing plan.

SHARE OWNERSHIP

Mr. Andronico Luksic and Mr. Guillermo Luksic, members of our board of directors since March 2002 and March 2001, respectively, together with members of their family, control Quiñenco S.A. As of May 10, 2007, Quiñenco S.A. owns 21.11% of our outstanding shares (directly and indirectly through LQ Inversiones Financieras S.A.). Additionally, Quiñenco S.A. holds 52.14% of the voting rights in Banco de Chile (directly and indirectly through shares of SM-Chile S.A. that are owned by LQ Inversiones Financieras S.A. and Inversiones LQ-SM S.A.).

On June 28, 2007, Quiñenco S.A. informed us that it had begun discussions with Citigroup Inc. aimed at establishing a strategic partnership to manage their financial operations in Chile. We cannot assure you that Quiñenco’s discussions with Citigroup Inc. will result in any such strategic partnership or, if the discussions are fruitful, what the terms of any such strategic partnership would be.

Mr. Jacob Ergas, a member of our board of directors since January 1, 2002, controls Ever I Bae S.A., Ever Chile S.A. and Inversiones Aspen Limitada. As of May 10, 2007, these holding companies own 2.39%, 2.39% and 1.64% of our outstanding shares, respectively. Mr. Ergas holds 6.41% of the voting rights in Banco de Chile through these holding companies.

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

Item 7.	Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

The following table sets forth certain information regarding the ownership of outstanding shares as of May 10, 2007 for the following:

•	each person or entity who is known by us to own beneficially more than 5% of our outstanding share capital or voting power; and

•	our directors and members of our executive management group, as a group.

Name	Amount Owned	Percentage(1)
Quiñenco S.A. (2)	14,757,967,055	21.11%
Jacob Ergas (3)	4,481,947,063	6.41%
SM-Chile S.A.	40,732,220,639	58.26%
Directors and executive officers as a group (27 persons)	16,936,473	0.02%

(1)	Percentages are based on 69,920,023,865 common shares outstanding as of May 10, 2007.

(2)	As of December 31, 2006, members of the Luksic family or their affiliates beneficially owned 82.9% of the common shares of Quiñenco S.A. Mr. Andronico Luksic and Mr. Guillermo Luksic are members of our board of directors. Quiñenco S.A. holds 21.11% of our shares directly and indirectly through LQ Inversiones Financieras S.A.

(3)	Mr. Jacob Ergas, a member of our board of directors, holds his shares through Ever I Bae S.A., Ever Chile S.A. and Inversiones Aspen Ltda., which are holding companies under his control.

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

On December 27, 2004, we entered into a service contract with Entel Chile S.A. to modernize our telecommunication systems. Quiñenco S.A. beneficially owns Entel Chile S.A. The contract was awarded in a competitive bidding process and is worth more than UF20,000 annually.

On December 28, 2005 we entered into an agreement with Banchile Seguros de Vida S.A., an affiliated insurance brokerage company, setting forth the specific terms of the life insurance policies associated with customer loans contracted by us for its borrower portfolio on behalf of the borrowers. The conditions of this agreement are an integral part of all the life insurance policies that we offer our borrowers. On December 31, 2006 the agreement was automatically renewed until December 31, 2007. The agreement can be automatically renewed for an additional one-year period through December 31, 2008. All the conditions contained in the agreement were previously reviewed and approved by our board of directors.

Loans to Related Parties

As authorized by the Chilean General Banking Law, and within the regulatory limits, we hold several outstanding loans owed by different corporations related to us. All such loans (i) were made in the ordinary course of business, (ii) were made on terms, including interest rates and collateral, substantially the same as those prevailing at the time for comparable transactions with other persons, and (iii) did not involve more than the normal risk of collectibility or present other unfavorable features. See Note 16 to our audited consolidated financial statements.

Item 8.	Financial Information

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Audited Consolidated Financial Statements

Please refer to “Item 18. Financial Statements.”

Legal Proceedings

We and our subsidiaries are subject to claims and are parties to legal proceedings in the normal course of business.

In September 2004, the Federal Agencies of the Office of the Comptroller of the Currency (OCC) and the Federal Reserve Bank of Atlanta reviewed our New York and Miami branches respectively, in order to evaluate, among other matters, their compliance with the requirements of the U.S. Bank Secrecy Act and other U.S. regulations pertaining to the prevention of money laundering. On February 1, 2005, as a consequence of these reviews, we agreed with the OCC to the issuance of a Consent Order and with the Federal Reserve Bank of Atlanta to the issuance of a Cease and Desist Order. To comply with these orders, an action plan was developed to include the development and maintenance of programs designed to strengthen compliance with aforementioned regulations. The activities contained in the action plan, which was approved by the regulatory authorities, included specific time periods for their execution.

The implementation of activities related to re-documentation of client folders and certain specific activities of the internal controls program of the branch have required more time than was anticipated in the estimates of the plan. However, this plan was fully completed on March 31, 2007. Currently, other actions are being implemented in connection with the fulfillment of the OCC and Federal Reserve Orders, as those actions must be completed prior to the end of the third quarter of 2007.

Dividends

We currently have one class of common shares, and the dividends on our shares are proposed by our board of directors and are approved by our shareholders at the annual ordinary shareholders’ meeting following the year with respect to which the dividends are proposed. Our annual ordinary shareholders’ meeting is held in the first three months of each year. Following shareholder approval, the dividends are declared and paid. Dividends are paid to shareholders of record on the fifth business day preceding the date set for payment of the dividend. The applicable record dates for the payment of dividends to holders of our ADSs are, to the extent practicable, the same. Under the Chilean Corporations Law and regulations issued thereunder, Chilean public corporations are generally required to distribute at least 30% of their earnings as dividends. Previously, a bank was permitted to distribute less than such minimum amount in any given year with approval of the holders of at least two-thirds of the bank’s outstanding stock. In 2006, however, this possibility was eliminated by law. Under the General Banking Law, a Chilean bank may only pay a single dividend per year (i.e., interim dividends are not permitted).

Our dividend policy is affected to some extent by the rights of SAOS, our affiliate, pursuant to its assumption of the Central Bank indebtedness discussed in “Item 5. Operating and Financial Review and Prospects—Overview—The 1982-1983 Economic Crisis and the Central Bank Subordinated Debt.”

We currently have one class of capital shares. In March 2007, we paid a nominal dividend of Ch$ 1.9796 per share.

During an extraordinary shareholders meeting held on March 22, 2007, our shareholders resolved to pay a portion of our 2006 dividend in shares. In order to do so, our shareholders resolved to issue 882,459,200 new fully paid-in shares. On April 26, 2007, our board of directors agreed to distribute such new fully paid-in shares on May 10, 2007. On May 10, 2007, shareholders who were holders of record on May 4, 2007 received new fully paid-in shares at a ratio of 0.02213 new shares for each share held on May 4, 2007. As a consequence of the issuance of the new fully paid-in shares, we had 69,920,023,865 shares outstanding as of May 10, 2007.

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

The following table sets forth the cash dividends declared per common share and per ADS during the periods indicated:

	As of and for the Year Ended December 31,
	2002	2003	2004	2005	2006	2006
	(in constant Ch$ as of December 31, 2006, except for percentages)					(in U.S.$)
Dividend payout ratio(1)	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Dividend per common share(2)	2.20	0.85	2.09	2.45	2.25	0.0042
Dividend per F shares(2)(3)	0.49	—	—	—	—	—

(1)	Dividend payout ratio is calculated by dividing the amount of dividends paid by the earnings per share of the prior year.

(2)	Dividends per share are calculated by dividing the amount of the dividend paid by the number of shares outstanding, excluding shares repurchased through the share repurchase program described elsewhere in this document.

(3)	As part of our merger with Banco de A. Edwards, Banco de A. Edwards shareholders received F shares of Banco de Chile. The F shares had all the same rights as our common stock, except that they entitled holders to receive dividends in 2002 with respect to Banco de A. Edward’s 2001 income. Once these dividends were declared and paid, the F shares automatically converted on a one-for basis into shares of our common stock. Accordingly, the F shares no longer exist.

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

The Chilean securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States. The Santiago Stock Exchange, which is Chile’s principal exchange, had a market capitalization of approximately U.S.$ 173.8 billion as of December 31, 2006 and an average monthly trading volume of approximately U.S.$ 2,397 million for 2006. The Santiago Stock Exchange was established in 1893 and is a private company whose equity consists of 48 shares held by 45 shareholders. As of December 31, 2006, 283 series of shares were listed on the Santiago Stock Exchange.

The Santiago Stock Exchange accounts for approximately 86.2% of all amounts traded in Chile. The ten largest companies in terms of market capitalization represented, as of December 31, 2006, approximately 48.3% of the Santiago Stock Exchange’s aggregate market capitalization and during 2006 accounted for approximately 33.7% of its total volume. During 2006, 26.1% of the companies listed on the Santiago Stock Exchange had their shares traded on an average of 70% or more of the exchange’s trading days. Approximately 13.0% of equity trading in Chile is conducted on the Chilean Electronic Stock Exchange, an electronic trading market that was created by banks and non-member brokerage houses. The remaining 0.8% of equity is traded on the Valparaiso Stock Exchange.

ADSs, each representing 600 shares of common stock, without nominal (par) value, have been listed on the NYSE since January 2, 2002 under the symbol “BCH.” JPMorgan Chase Bank is our depositary for purposes of issuing the ADRs evidencing our ADSs. As of December 31, 2006, a maximum of 1,510,272 ADSs were outstanding (equivalent to 906,163,383 shares of common stock or 1.31% of the total number of issued shares of common stock). Since certain of our ADSs are held by brokers or other nominees, the number of direct record holders in the United States may not be fully indicative of the number of direct beneficial owners in the United States or of where the direct beneficial owners of such shares are resident.

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

The table below shows, for the periods indicated, the annual, quarterly and monthly high and low closing prices (in nominal Chilean pesos) of the shares of our securities on the Santiago Stock Exchange, the Electronic Stock Exchange, and the Valparaiso Stock Exchange:

	Santiago Stock Exchange				Electronic Stock Exchange				Valparaiso Stock Exchange
	Common Stock				Common Stock				Common Stock
	High		Low		High		Low		High		Low
	(Ch$ per share )(1)				(Ch$ per share )(1)				(Ch$ per share )(1)
Annual Price History
2002	Ch$	26.0	Ch$	16.8	Ch$	25.2	Ch$	16.5	Ch$	25.0	Ch$	17.0
2003		32.0		19.2		32.0		19.2		32.0		20.3
2004		36.8		26.5		36.8		26.0		36.8		26.5
2005		37.7		32.0		38.0		32.0		38.8		30.0
2006		45.9		32.0		46.0		31.4		46.0		31.7
Quarterly Price History
2005
1st Quarter		37.7		32.6		38.0		32.3		38.0		32.5
2nd Quarter		34.0		32.0		34.2		32.0		34.0		30.0
3rd Quarter		36.3		34.0		36.4		33.8		36.0		33.9
4th Quarter		36.8		34.0		37.0		33.5		38.8		34.3
2006
1st Quarter		37.9		34.6		38.1		34.6		37.9		34.6
2nd Quarter		35.0		32.0		35.7		31.4		35.0		31.7
3rd Quarter		37.2		33.0		37.2		32.7		37.3		32.9
4th Quarter		45.9		37.4		46.0		37.0		46.0		37.4
2007
1st Quarter		47.0		40.6		47.3		41.0		47.1		40.8
Monthly Price History
December 2006		45.9		38.2		46.0		38.6		46.0		38.6
January 2007		47.0		41.8		47.3		41.5		47.1		41.5
February 2007		45.2		40.6		45.6		41.2		45.5		40.8
March 2007		45.0		41.9		45.0		41.0		45.5		42.5
April 2007		44.9		43.3		45.0		43.1		45.0		43.5
May 2007		44.8		40.5		44.4		40.0		44.6		40.9

Sources: Santiago Stock Exchange, Electronic Stock Exchange, Valparaiso Stock Exchange—Official Quotation Bulletin.

(1)	Pesos per share reflect nominal price at trade date.

The table below shows the annual, quarterly and monthly high and low closing prices in U.S. dollars and in Euros, respectively, as reported by the NYSE and Latibex:

	NYSE				Latibex
	ADS(1)				Trading Units(2)
	High		Low		High	Low
	(U.S.$ per ADS)				(Euros per Trading Unit)
Annual Price History
2006	U.S.$	54.40	U.S.$	34.50	€38.99	€27.81
Quarterly Price History
2006
1st Quarter		44.40		38.95	37.20	32.40
2nd Quarter		41.30		34.50	33.35	27.87
3rd Quarter		41.80		35.90	32.94	28.90
4th Quarter		54.40		41.50	38.99	32.15
2007
1st Quarter		52.38		44.03	41.03	34.10
Monthly Price History
December 2006		52.40		43.35	38.99	32.50
January 2007		52.38		45.50	41.03	35.15
February 2007		50.33		45.38	40.00	34.60
March 2007		50.58		44.03	37.60	34.10
April 2007		51.00		48.00	38.50	35.70
May 2007		51.25		46.19	38.00	34.48

Sources: NYSE and Latibex—Official Quotation Bulletin.

(1)	One ADS represents 600 shares of common stock.

(2)	One Trading Unit represents 600 shares of common stock.

Item 10.	Additional Information

MEMORANDUM AND ARTICLES OF ASSOCIATION

Set forth below is a brief summary of the significant provisions of our bylaws, or estatutos and Chilean law. This description contains all material information concerning our shares, but does not purport to be complete and is qualified in its entirety by reference to our estatutos (a copy of which has been incorporated by reference into this annual report), the General Banking Law, the Chilean Corporations Law and the Securities Market Law. For a description of the provisions of our estatutos related to our board of directors and our directors/audit committee, see “Item 6. Directors, Senior Management and Employees” and for those related to our dividends, see “Item 8. Financial Information—Consolidated Statements and Other Financial Information—Dividends.”

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

Capitalization

There is currently one outstanding series of our capital stock. We have a total of 69,920,023,865 outstanding shares. All of our shares are fully subscribed and paid and there are no legal restrictions on the payment of dividends from our net income, except that we may only pay a single dividend per year (i.e., interim dividends are not permitted). Chilean public corporations are generally required to distribute at least 30% of their earnings as dividends. Previously, a bank was permitted to distribute less than such minimum amount in any given year if the holders of at least two-thirds of the bank’s outstanding stock so determined, but in 2006 that possibility was eliminated by law. All of our shares have full voting rights.

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

Under the Securities Market Law and the regulations of the Chilean Superintendency of Banks, persons or entities intending to acquire control, directly or indirectly, of an open stock corporation are also required to inform the public of such intention at least 10 business days in advance but, in any case, as soon as negotiations regarding the change of control begin (i.e., when information and documents concerning the target are delivered to the potential acquirer) through a filing with the Chilean Superintendency of Securities and Insurance, the stock exchanges, companies controlled by and that control the target and through a notice published in two Chilean newspapers, which notice must disclose, among other information, the person or entity purchasing or selling and the price and conditions of any negotiations.

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

The General Banking Law and the regulations issued by the Chilean Superintendency of Banks create the presumption that individuals that are holders of shares and who beneficially own more than 1% of the shares may be considered related to the bank and imposes certain restrictions on the amounts and terms of loans to them made by the related bank. This presumption also applies to beneficial owners of ADSs representing more than 1% of the shares.

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

Shareholders’ Meetings and Voting Rights

An ordinary annual meeting of shareholders is held within the first three months of each year, generally in March. The ordinary annual meeting of shareholders is the corporate body that approves the annual financial statements, all dividends in accordance with the dividend policy determined by our board of directors and any other matter that does not require an extraordinary shareholders meeting and elects our board of directors. On March 22, 2007, an ordinary annual meeting of our shareholders was held. Extraordinary meetings may be called by our board of directors when deemed appropriate, and ordinary or extraordinary meetings must be called by our board of directors when requested by shareholders representing at least 10% of the issued voting shares or by the Chilean Superintendency of Banks. During the extraordinary shareholders meeting held on March 22, 2007, the shareholders agreed to increase the Banks capital in the amount of Ch$ 33,833,485,728 by means of an issuance of 882,459,200 fully paid-in shares. As agreed upon during the ordinary shareholders’ meeting held on March 22, 2007, this increase in share capitalization will be charged to net income in fiscal year 2006 not distributed through dividends. In the extraordinary shareholders’ meeting held on May 17, 2007, the shareholders resolved to carry out a capital increase in the amount of Ch$110,000,000,000 by issuing 2,516,010,979 cash shares.

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

Shareholders may aggregate their votes for the election of directors and cast the same in favor of one person.

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

Dividend, Liquidation and Appraisal Rights

Under the Chilean Corporations Law, Chilean companies are generally required to distribute at least 30% of their earnings as dividends. Previously, the General Banking Law stated that banks were permitted to distribute less than such minimum amount in any given year with the approval of holders of at least two-thirds of the bank’s common stock. In 2006, however, this possibility was eliminated by law. In the event of any loss of capital or decrease in the legal reserve, no dividends can be distributed until the loss is recovered. Also, a bank cannot distribute dividends above the legal minimum if doing so would result in the bank exceeding its maximum indebtedness ratio or its lending limits. See “Item 8. Financial Information—Consolidated Statements and Other Financial Information—Dividends.”

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

Amendments to the Chilean Securities Laws and Chilean Corporations Law

On December 20, 2000, the Chilean Congress enacted Law No. 19.705, which amended the Securities Market Law and the Chilean Corporations Law. Among the amendments introduced, Law No. 19.705 established that certain transactions may only be performed via a tender offer. In particular, the acquisition of shares with the intention of obtaining control of an open stock corporation, an offer to buy shares representative of 3% or more of the outstanding shares after obtaining control of an open stock corporation and the sale of shares by controlling shareholders when the price paid is substantially higher than the market price must all be performed by means of a tender offer. According to the Chilean Superintendency of Securities and Insurance, a price should be deemed substantially higher than the market price when it is 10% higher than the average market price for a period starting 90 calendar days and ending 30 calendar days before the proposed transaction.

The amendments introduced to the Chilean Corporations Law by the enactment of Law No. 19.705 also established that:

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

Under current Chilean law, the foreign investment contract cannot be changed unilaterally by the Central Bank, and there are judicial precedents (which are not binding with respect to future judicial decisions) indicating that the foreign investment contract may not be abrogated by future legislative changes. On May 10, 2007, the Board of the Central Bank resolved to interpret the regulations regarding the previously established Chapter XXVI in connection with the access granted to the Formal Exchange Market. These regulations allow entities that endeavor to carry out capital increases by means of the issuance of cash shares before August 31, 2007 to apply the aforementioned regulation to their capital increases, but only once and only if those shares can be fully subscribed and paid by August 31, 2008, among other conditions. Consequently, future capital increases will be regarded as an ordinary foreign investment which will require that the Central Bank be informed of the transaction, and that the transaction be conducted exclusively through the Formal Exchange Market. However, the access to the Formal Exchange Market under these regulations will no longer be granted. Furthermore, there is no assurance that (i) additional Chilean restrictions may be inapplicable to the holders of ADRs, (ii) the disposition of underlying shares or the repatriation of the proceeds from such disposition will be subject to restrictions in the future and (iii) we can we assess the duration or impact of such restrictions if imposed.

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

Capital Gains

Gain realized on the sale, exchange or other disposition by a foreign holder of ADSs (or ADRs evidencing ADSs) will not be subject to Chilean taxation, provided that such disposition occurs outside Chile or that it is performed under the rules of Title XXIV of the Chilean Securities Market Law. The deposit and withdrawal of shares of common stock in exchange for ADRs will not be subject to any Chilean taxes.

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

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual prior to January 1, 2011 with respect to the ADSs will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends paid on the ADSs will be treated as qualified dividends if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid a passive foreign investment company, or PFIC. The ADSs are listed on the NYSE and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2006 taxable year. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2007 taxable year.

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

Introduction

We are exposed to market risks in our asset liability management portfolio and in our trading portfolio. Our asset liability management portfolio is comprised of our nontrading activities and arises from engaging in our core banking activities. It includes retail and corporate deposits, mortgage bonds, foreign borrowings, consumer, commercial and mortgage loans, and foreign trade transactions. Our trading portfolio comprises positions in financial instruments that are held by business units whose business strategy is to trade or to make markets. Thus, trading positions are valued at market prices on a daily basis and it includes government securities, local and foreign corporate bonds, foreign exchange positions, forwards on foreign exchange and currency and interest rate swaps.

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

The frequency with which we monitor our exposure to market risk depends on the nature of the portfolio. Market risk for the trading portfolio is monitored on a daily basis. A risk report, highlighting the level of market risk, with its evolution and risk concentrations by asset class and business unit is distributed to several business segment managers of the planning and research division, the financial division and the corporate and international division and to the other finance and international committee members.

Market risk for the asset liability portfolio is monitored on a monthly basis. The risk report for the asset liability portfolio focuses on interest rate risk for local and foreign currency and on the evolution of our assets and liabilities positions is monitored in local and foreign currency. The report is distributed to several business segment managers and to the finance and international committee members.

The financial risk department manages market risks. Fully independent of the trading groups, it reports directly to the manager of the planning and research division. The financial risk department oversees our local financial activities as well as those of our international operations. Its responsibilities include:

•	the establishment of a comprenhensive market risk framework

•	the tracking of positions and the daily update of databases with market prices;

•	risk measurement, which involves the quantification of financial exposure, under normal and stress circumstances, using different risk models;

•	establishing policies, procedures and risk limits;

•	risk monitoring, where the level and the evolution of the different risks we are exposed to is analyzed;

•	the distribution of the risk report to senior management and the finance and international committee members;

•	the verification of compliance with the board of directors’ established risk tolerance levels and limits and identification of any policy exceptions;

•	developing guidelines for new products and including new exposures within the current framework; and

•	applying new measurement methods to existing products.

The financial risk department is responsible for warning our business segments when they are about to exceed our risk limits. The finance and international committee is also notified whenever any of our business segments is about to exceed our risk limits. If the risk limit is exceeded, the responsible business segment must explain why the risk limit was exceeded, and the finance and international committee must meet to decide whether to eliminate the excess risk or grant a provisional limit increase. The finance and international committee updates risk limits once a year, unless market conditions change, in which case risk limits are updated more frequently, as needed.

Balance Sheet Structure

The composition of our assets, liabilities and shareholders’ equity at December 31, 2006 by currency and term was as follows:

	At December 31, 2006
	Ch$		UF		Foreign Currency(1)		Total		Percentage
	(in millions of constant Ch$ as of December 31, 2006, except for percentages)
Assets(2):
Cash and due from banks	Ch$	398,101		—	Ch$	820,972	Ch$	1,219,073	9.6%
Other assets(1)
Less than one year		3,127,432		1,389,888		1,559,845		6,077,165	47.8
From one to three years		568,889		1,110,920		154,288		1,834,097	14.4
More than three years		244,998		2,757,022		88,639		3,090,659	24.3

Total financial assets	Ch$	4,339,420	Ch$	5,257,830	Ch$	2,623,744	Ch$	12,220,994	96.1%

Other		378,538		1,640		97,748		477,926	3.7
Bank premises and equipment		149,375		—		2,302		151,677	1.2
Investment in other companies		7,693		—		—		7,693	0.1
Allowance for loan losses		(144,735)		—		(244)		(144,979)	(1.1)

Total assets	Ch$	4,730,291	Ch$	5,259,470	Ch$	2,723,550	Ch$	12,713,311	100.0%

Percentage of total financial assets by currency		35.51%		43.02%		21.47%		100.00%
Liabilities and shareholders’ equity(2):
Non-interest bearing demand deposits	Ch$	1,911,832	Ch$	8,312	Ch$	322,067	Ch$	2,242,211	17.5%
Other liabilities(1)
Less than one year		2,881,727		1,048,449		1,928,747		5,858,923	45.6
From one to three years		49,020		1,211,038		87,941		1,347,999	10.5
More than three years		638,702		1,272,004		111,343		2,022,049	15.7

Total financial liabilities	Ch$	5,481,281	Ch$	3,539,803	Ch$	2,450,098	Ch$	11,471,182	89.3%

Other		273,242		10,409		256,527		540,178	4.2
Shareholders’ equity		639,383		—		—		639,383	5.0
2006 net income		195,248		—		—		195,248	1.5

Total liabilities and shareholders’ equity	Ch$	6,589,154	Ch$	3,550,212	Ch$	2,706,625	Ch$	12,845,991	100.00%

Percentage of total financial liabilities and shareholders’ equity by currency		47.78%		30.86%		21.36%		100.00%
Asset/liability gap	Ch$	(1,858,863)	Ch$	1,709,258	Ch$	16,925	Ch$	(132,680)

(1)	Includes assets and liabilities payable in Chilean pesos that are indexed according to the U.S. dollar exchange rate.

(2)	Includes forward contracts.

Market Risk Identification

Market risk refers to potential losses arising from unfavorable market movements in inflation rates, interest rates or foreign exchange rates, as well as the correlation among these factors and their volatility. We are exposed to the material market risks described below because of the financial positions we maintain. See “Market Risk: Models and Measurement.”

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

For the trading portfolio, interest rate risk is the change in the value arising from changes in interest rates. To control interest rate risk we use different risk measures such as Value at Risk, Present Value Basis Point or PVBP and basis risk. See “Market Risk: Value at Risk (VaR).”

Currency risk

We are exposed to currency risk because of unequal amount between the asset and liability positions that we maintain in each currency, or currency mismatches, in our asset liability management portfolio as well as in our trading portfolio in any given period. Currency risk is managed in our trading portfolio. See “Market Risk: Value at Risk (VaR).”

In general, we maintain mismatches in local currency against the U.S. dollar and, to a lesser extent, against the Japanese Yen, Brazilian real, the Mexican peso and the euro. Other mismatches are not significant.

At December 31, 2006, our consolidated foreign currency-denominated assets and liabilities were denominated principally in U.S. dollars:

	At December 31, 2006
	Assets		Liabilities		Net
	(in millions of constant en Ch$ as of December 31, 2006)
U.S. dollar(1)	Ch$	2,167,528	Ch$	(2,314,326)	Ch$	(146,798)
Japanese yen		452,269		(331,807)		120,462
Euro		70,532		(51,963)		18,569
Mexican pesos		13,218		—		13,218
Brazilian real		9,744		—		9,744
Pound sterling		1,041		(216)		825
Canadian dollar		421		(34)		387
Swiss franc		551		(282)		269
Other		8,246		(7,997)		249

Total	Ch$	2,723,550	Ch$	(2,706,625)	Ch$	16,925

(1)	Includes Ch$72,158 million in assets and Ch$449 million in liabilities denominated in foreign currencies and payable in Chilean pesos indexed to the U.S. dollar exchange rate.

Inflation risk

We are exposed to inflation risk because of differences between the asset and liability positions that we maintain in local currency. We have generally maintained more peso-denominated liabilities than peso-denominated assets and more UF-denominated assets than UF-denominated liabilities. The net asset position in UF is inflation-indexed whereas the net position in peso is not inflation-indexed. In 2006 the inflation rate was 2.6%. We believe that inflation risk is not significant for inflation has fluctuated only within a range of 1.1% and 4.5% since 2000.

Market Risk Models and Measurement

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

Our financial division is responsible for managing our interest rate gap for local and foreign currency and for defining internal financial transfer prices, especially minimum and maximum fund raising rates and the cost of funds for each of our active transactions. For this purpose, the finance division buys and sells all matched funds so that the business segments do not have to assume the transaction’s financial risk. We only take mismatched interest rate positions in accordance with the policies and procedures established by the finance and international committee.

To compute our exposure to repricing risk for the next 12 months, we prepare, on a monthly basis, gap profiles for inflation-indexed portfolios, non-inflation indexed portfolios and for dollar portfolios. To compute the different gap profiles we use the following tenor buckets:

•	monthly, from one month to three months; and

•	quarterly, from 90 days to a year.

Next, we calculate the potential impact on net interest revenue over the next twelve months assuming a non-parallel shift in the yield curve for inflation indexed positions, and parallel shifts for non-inflation and dollar positions. To limit repricing risk, the finance and international committee has established that total potential losses resulting from these shifts cannot exceed a certain amount of net interest revenue. The following tables show, in nominal amounts, the average, low and high repricing risk for the years 2005 and 2006:

	Repricing Risk 2005
	Low		High		Average		December 31, 2005
	(in millions of nominal Ch$)
Pesos position	Ch$	519	Ch$	5,816	Ch$	3,350	Ch$	5,816
UF position		1,967		8,970		5,366		1,967
Foreign currency position		59		733		400		59

	Repricing Risk 2006
	Low		High		Average		December 31, 2006
	(in millions of nominal Ch$)
Pesos position	Ch$	911	Ch$	9,311	Ch$	4,564	Ch$	4,325
UF position		6		1,198		580		1,042
Foreign currency position		99		1,274		618		1,035

During 2006, the one-year gap in pesos remained negative. Since we expected interest rates in pesos to continue to go up during the year, we increased the size and the average maturity of our one-year gap. Consequently, the low, high and average repricing risk in pesos increased during the year. At the beginning the second quarter of 2006, we also started the process of closing the one year UF gap, principally by issuing time deposits in UF. This action was pursued because UF-denominated deposits are inflation-indexed and our expectations for the inflation of the year was lower than the market’s expectation. As a result of a smaller one-year UF gap, the average repricing risk for the UF gap dropped from Ch$5,366 million to Ch$580 million. Finally, the low, high and average repricing risk for foreign currency increased during the year because we began using short-term forein currency funding to finance the “Reserva Técnica,” a regulatory liquidity reserve requirement.

Economic Interest Rate Risk: The Duration Gap Model

Changes in interest rates also affect a bank’s underlying economic value. This is called economic risk. The duration gap seeks to protect the economic value of our equity from unexpected changes in interest rates. To do so, potential losses for existing gaps for inflation-indexed and non-inflation position, and for dollar positions, are calculated assuming interest rate shifts based on different volatility scenarios. During 2006, the finance and international committee changed the limit that regulate potential losses resulting from these scenario analyses from a percentage of capital to a risk tolerance expressed in millions of pesos.

For ease of comparison, the first two tables show the average low and high economic risk exposure as a percentage of capital for the years 2005 and 2006. The last table shows economic risk in millions of pesos. The last columns of the three tables show our interest rate sensitivity as of December 31, 2005 and 2006.

	Economic Risks as a Percentage of Capital 2005
	Low	High	Average	December 2005
Pesos position	0.41%	1.51%	0.82%	0.95%
UF position	1.10%	5.32%	2.66%	5.32%
Foreign currency position	0.05%	0.15%	0.10%	0.05%

	Economic Risks as a Percentage of Capital 2006
	Low	High	Average	December 2006
Pesos position	1.52%	3.26%	2.70%	2.97%
UF position	3.48%	5.84%	4.68%	5.31%
Foreign currency position	0.08%	0.69%	0.27%	0.35%

	Economic Risks 2006
	Low	High	Average	December 2006
	(in millions of nominal Ch$)
Pesos position	9,031	19,382	16,008	17,647
UF position	20,714	34,701	27,796	31,590
Foreign currency position	507	4,279	1,674	2,151

We maintain a positive medium-term and long-term gap in UF, which is financed with a negative peso gap and, since the third quarter of the year, with a negative one-year UF gap. Because we looked forward to a drop in medium-term and long-term interest rates in UF and that expected inflation for these terms fluctuated around 3 percent a year, we increased the size of our medium-term and long-term UF gap during 2006. As a result of the increase, the low, average and high economic risk as a percentage of capital for the UF gap increased during the year. The average economic risk for the peso position also rose during the year, going from 0.82% to 2.70% or Ch$ 16,008 million. The greater risk for this position is a consequence of the increase in the gap that was required to finance the larger medium-term and long-term UF gap. Finally, average economic risk for the foreign currency position remained low, going from 0.10% in 2005 to 0.27% (e.g., Ch$ 1,674 million) in 2006, with the one-year gap contribuiting to most of this risk.

The Trading Portfolio

Because no single measure can reflect all aspects of market risk, we use several risk measures, both statistical and non-statistical, to control the market risk of our trading portfolio. The statistical measure is VaR. The non-statistical measures are stress testing, Present Value Basis Point, or PVBP, basis risk and volume limit for fixed income portfolio and currency mismatch.

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

The following tables show the median, low and high daily VaR for the years 2005 and 2006, along with VaR at December 31, 2005 and 2006.

	Period Ended December 31, 2005						At December 31, 2005
	Median VaR		Minimum VaR		Maximum VaR		VaR
	(in millions of nominal Ch$)
Foreign exchange	Ch$	90	Ch$	24	Ch$	122	Ch$	25
Interest rate risk		367		146		1,107		805
Less: portfolio diversification		(54)		(13)		(93)		(24)

Total VaR	Ch$	403	Ch$	157	Ch$	1,136	Ch$	806

	Period Ended December 31, 2006						At December 31, 2006
	Median VaR		Minimum VaR		Maximum VaR		VaR
	(in millions of nominal Ch$)
Foreign exchange	Ch$	106	Ch$	118	Ch$	120	Ch$	82
Interest rate risk		439		220		778		472
Less: portfolio diversification		(80)		(113)		(109)		(117)

Total VaR	Ch$	465	Ch$	225	Ch$	789	Ch$	437

The chart below compares the VaR estimates with no-action-profit and loss, or NAPL, over the last 12 months ended on December 2006. NAPL describes the hypothetical profit and loss on the position that would have been incurred if the previous day’s closing position had been kept for the next 24 hours and then revalued.

In the chart below, the bars represent the daily NAPL whereas the line below the bars represents the daily VaR. We check the VaR model on an on-going basis to assess its accuracy. During 2006, the NAPL exceeded the calculated VaR on two occasions, which is within the model expectations.

Assumptions and Limitations of the VaR Model. Our VaR model assumes that changes in market risk factors have a normal distribution and that the parameters o f this joint distribution have been estimated correctly. The normal distribution assumption, however, may result in our underestimating the probability of extreme market moves. For this reason, we also assess stress risk, or the potential loss due to extreme changes in risk factors. Stress testing is explained more thoroughly below. Another limitation to VaR testing is that while we compute VaR at the close of business, trading positions may change substantially during the course of the trading day and, thus, go unnoticed.

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

Present Value Basis Point or PVBP. The PVBP is the change in an instrument’s value associated with the change in the reference yield of 1 basis point, or 0.01%. The finance and international committee has approved the PVBP risk limit. As of December 2006, the PVBP for the peso portfolio was Ch$24 million, for the UF portfolio Ch$164 million, and for the USD portfolio Ch$6 million. As of December 2005, the PVBP for the peso portfolio was Ch$12 million, Ch$177 million for the UF portfolio and for the USD portfolio Ch$23 million.

Basis Risk. Basis risk is the possibility of loss from imperfectly matched risk, offsetting positions in two related but not identical markets. We control our exposure to the basis risk between our Chilean foreign bonds portfolio and the interest rate swaps used to hedge them. As of December 2006, one basis point of basis risk was worth Ch$52 million. As of December 2005, one basis point of basis risk was worth Ch$35 million.

Position Limit for Fixed Income Portfolio and Currency Mismatch. To limit our exposure to interest rate risk, especially in periods of low volatility, we limit the size of our fixed income portfolio.

Currency Risk. The finance and international committee has determined that our net foreign currency mismatches cannot exceed a certain percentage of our capital. As of December 31, 2006, the net position of our foreign currency denominated assets and Chilean peso-denominated assets that contain repayment terms linked to changes in foreign currency exchange rates exceeded our foreign currency denominated liabilities and Chilean peso-denominated liabilities that contain repayment terms linked to changes in foreign currency exchange rates by Ch$16,925 million, equivalent to 2.6% of our paid-in capital and reserves.

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

It is our policy to make foreign currency-denominated loans only to customers whose activities generate foreign currency-denominated cash flow or that are indexed to a foreign currency, or if the market value of a customer’s assets is indexed to the rate of exchange. At December 31, 2006, approximately 14% of our consolidated total loan portfolio was denominated in foreign currencies.

We enter into forward exchange contracts that are essentially of two types:

•	transactions covering U.S. dollars against other foreign currencies; and

•	transactions covering only Chilean pesos and UFs against U.S. dollars.

The following table presents notional amounts of our derivatives contracts at December 31, 2006:

	At December 31, 2006 Notional Amount
	(in millions of constant Ch$ as of December 31, 2006)
Currency forwards	Ch$	3,655,156
Interest rate swaps		921,892
Currency and rate swaps		144,236
Call options		682,801

Total	Ch$	5,404,085

The following table presents foreign currency exchange rate risk instruments as of December 31, 2006, in notional amounts, for the next two years:

	As of December 31, 2006
	2007	2008	Total
	(in millions of constant Ch$ as of December 31, 2006)
Purchased:
Pay Chilean pesos / receive U.S. dollars	48,099	10,689	58,788
Pay Chilean pesos / receive UF	194,366	18,336	212,702
Pay U.S. dollars / receive Canadian dollars	—	1,451	1,451
Pay U.S. dollars / receive Pound sterling	5,200	839	6,039
Pay U.S. dollars / receive Japanese yen	96	98,351	98,447
Pay U.S. dollars / receive euros	5,210	3,534	8,744
Pay Chilean pesos / receive U.S. dollars	1,012,861	185,962	1,198,823
Pay UF / receive U.S. dollars	13,468	76,402	89,870
Pay Chilean pesos / receive Canadian dollars	392	—	392
Pay Chilean pesos / receive Pound sterling	4,512	1,049	5,561
Pay Chilean pesos / receive euros	2,743	352	3,095

Subtotal	1,286,947	396,965	1,683,912

Sold:
Futures Contract — Pay euros / receive U.S. dollars	17,936	—	17,936
Futures Contract — Pay Japanese yen / receive U.S. dollars	4,778	—	4,778
Pay U.S. dollars / receive Chilean pesos	297,945	16,033	313,978
Pay UF / receive Chilean pesos	190,698	25,671	216,369
Pay Canadian dollars / receive U.S. dollars	392	1,451	1,843
Pay Pound sterling / receive U.S. dollars	10,147	1,889	12,036
Pay Japanese yen / receive U.S. dollars	213,956	—	213,956
Pay euros / receive U.S. dollars	6,608	3,886	10,494
Pay U.S. dollars / receive Chilean pesos	1,114,501	37,140	1,151,641
Pay U.S. dollars / receive UF	17,307	9,500	26,807
Pay Japanese yen / receive Chilean pesos	96	—	96
Pay euros / receive Chilean pesos	1,310	—	1,310

Subtotal	1,875,674	95,570	1,971,244

Total	3,162,621	492,535	3,655,156

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

In terms of outstanding exposure to credit risk, the true measure of risk from derivative transactions is the mark-to-market value of the contracts at a point in time (i.e., the cost to replace the contract at the current market rates should the counter-party default prior to the settlement). For most derivative transactions, the notional principal amount does not change hands; it is simply an amount that is used as a reference upon which to calculate payments. While notional principal is the most commonly used volume measure in the derivative and foreign exchange markets, it is not a measure of credit risk. As of December 31, 2006, the credit exposure of our foreign exchange forwards was Ch$9,222 million.

Item 12.	Description of Securities Other than Equity Securities

Not Applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15T.	Controls and Procedures

We have evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures as of December 31, 2006. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

Management of the company is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. The company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The company’s internal control over financial reporting includes those policies and procedures that:

(i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company;

(ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

(iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2006. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

Based on our assessment and those criteria, management believes that the company maintained effective internal control over financial reporting as of December 31, 2006.

There has been no change in our internal control over financial reporting during 2006 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16.	[Reserved]

Item 16A.	Audit Committee Financial Expert

Our board of directors has determined that Mr. Jorge Awad M., a member of our audit committee, qualifies as an “audit committee financial expert” and as independent within the meaning of this Item 16A.

Item 16B.	Code Of Ethics

We have adopted a code of ethics, as defined in Item 16B of Form 20-F under the Exchange Act. Our code of ethics applies to our chief executive officer, chief financial officer, principal accounting officer and persons performing similar functions, as well as to our directors and other employees without exception. A current copy of this code of ethics is filed as Exhibit 11.1 to this Form 20-F.

Item 16C.	Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent auditors, Ernst & Young Limitada, during the fiscal years ended December 31, 2005 and 2006:

	Year ended December 31,
	2005		2006
	(in millions of constant Ch$ as of December 31, 2006)
Audit fees	Ch$	456	Ch$	558
Audit-related fees		—		6
Tax fees		8		5
Other fees		5		45

Total fees	Ch$	469	Ch$	614

“Audit fees” in the above table are the aggregate fees billed by Ernst & Young Limitada in connection with the audit of our annual financial statements. This line item includes: (i) reviews and advisory services related to filings with the LSE and the Securities and Exchange Commission, (ii) the statutory audit required by local regulations, (iii) the audit of the New York and Miami branches and (iv) the audit of the consolidated financial statements required by Item 18 of Form 20-F.

“Audit-related fees” in the above table are fees billed by Ernst & Young Limitada for other expenses related to review of our branches in Chile and the United States. This includes travel and subsistence expenses for the audit team.

“Tax fees” in the above table are fees billed by Ernst & Young Limitada for tax-related services.

“Other fees” in the above table are fees billed by Ernst & Young Limitada related to compensation research studies for 2006, the audit and comfort letter process related to the issuance of Rule 144A bonds in the United States.

I tem 16D.	Exemptions from the Listing Standards for Audit Committees

Not Applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

We did not make any purchases of our previously issued shares during the fiscal year ended December 31, 2006.

PART III

Item 17.	Financial Statements

Our financial statements have been prepared in accordance with Item 18 hereof.

Item 18.	Financial Statements

Our audited consolidated financial statements are included in this annual report beginning at page F-1.

Item 19.	Exhibits

LIST OF EXHIBITS

Exhibit No.	Exhibit
1.1	Estatutos of Banco de Chile, which serve as our articles of incorporation and bylaws (English translation).

2.1	Form of Deposit agreement among Banco de Chile, JPMorgan Chase Bank as depositary, and the holders from time to time of ADSs (incorporated by reference to our registration statement on Form F-4 (File No. 333-14020) filed on October 18, 2001).

2.2	Form of Foreign Investment Contract among Banco de A. Edwards, Citibank, N.A. and the Central Bank of Chile relating to the foreign exchange treatment of an investment in ADSs, together with an English translation thereof (incorporated by reference to Banco de A. Edwards’ registration statement on Form F-1 (Registration No. 33-97594) filed on September 29, 1995).

2.3	Amendment to Foreign Investment Contract among Banco de Chile (as successor to Banco de A. Edwards), Morgan Guaranty Trust Company of New York and the Central Bank of Chile, dated January 2, 2002, together with an English translation thereof (filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2001, and incorporated herein by reference).

8.1	List of subsidiaries.

11.1	Code of Professional Ethics (English translation).

12.1	Certification under Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification under Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification under Section 906 of the Sarbanes-Oxley Act of 2002.

Omitted from the exhibits filed with this annual report are certain instruments and agreements with respect to our long-term debt, none of which authorizes securities in a total amount that exceeds 10% of our total assets. We hereby agree to furnish to the Securities and Exchange Commision copies of any such omitted instruments or agreements as the Securities and Exchange Commision requests.

SIGNATURE

The registrant, Banco de Chile, hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BANCO DE CHILE

By	/s/ Fernando Cañas B.
	Name:	Fernando Cañas B.
	Title:	Chief Executive Officer

Date: June 29, 2007

Ch$	=	Chilean pesos
MCh$	=	Millions of Chilean pesos
US$	=	United States dollars
ThUS$	=	Thousands of United States dollars
UF	=	“Unidades de Fomento”, an inflation-indexed, peso denominated monetary unit. The UF rate is set daily based on changes in the Chilean Consumer Price Index.

Application of Constant Chilean Pesos

The December 31, 2004 and 2005 consolidated financial statements have been restated for general price-level changes and expressed in constant Chilean pesos of December 31, 2006 purchasing power.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Banco de Chile:

We have audited the accompanying consolidated balance sheets of Banco de Chile (the “Bank”) as of December 31, 2005 and 2006 and the related consolidated statements of income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Banco de Chile as of December 31, 2005 and 2006 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in Chile and regulations issued by the Chilean Superintendency of Banks and Financial Institutions, which differ in certain respect from accounting principles generally accepted in the United States of America (see Note 28 to the consolidated financial statements).

ERNST & YOUNG LIMITADA

Santiago, Chile, January 25, 2007

(except for Note 28 for which the date is June 8, 2007)

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2006 and thousands of U.S. dollars)

		As of December 31,
	NOTE	2005 MCh$	2006 MCh$	2006 ThUS$ (Note 1 (q))
ASSETS
CASH AND DUE FROM BANKS	3
Non-interest bearing		652,015	865,513	1,619,507
Interbank deposits-interest bearing		21,139	353,560	661,565

Total cash and due from banks		673,154	1,219,073	2,281,072

INVESTMENTS PURCHASED UNDER AGREEMENTS TO RESELL		47,676	53,314	99,759
FINANCIAL INVESTMENTS	4
Trading securities		1,367,455	1,197,372	2,240,466
Available for sale		25,162	40,066	74,970
Held to maturity		15,739	16,003	29,944

Total financial investments		1,408,356	1,253,441	2,345,380

LOANS, NET	5
Commercial loans		3,584,631	3,970,909	7,430,176
Consumer loans		882,291	1,072,324	2,006,482
Mortgage loans		684,424	581,218	1,087,547
Foreign trade loans		562,336	677,296	1,267,324
Interbank loans		25,537	43,019	80,495
Leasing contracts	6	464,356	539,176	1,008,880
Other outstanding loans		1,363,056	1,762,225	3,297,391
Past due loans		72,847	61,685	115,422
Contingent loans		738,770	987,314	1,847,415
Allowance for loan losses	7	(144,272)	(144,979)	(271,278)

Total loans, net		8,233,976	9,550,187	17,869,854

DERIVATIVE INSTRUMENTS	13	—	50,501	94,495
OTHER ASSETS
Bank premises and equipment, net	8	145,441	151,677	283,811
Investments in other companies	9	7,310	7,693	14,395
Assets received in lieu of payment, net		10,669	10,799	20,207
Other	10(a)	386,461	463,601	867,467

Total other assets		549,881	633,770	1,185,880

TOTAL ASSETS		10,913,043	12,760,286	23,876,440

The accompanying notes 1 to 28 are an integral part of these consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2006 and thousands of U.S. dollars)

		As of December 31,
	NOTE	2005 MCh$	2006 MCh$	2006 ThUS$ (Note 1 (q))
LIABILITIES AND SHAREHOLDERS’ EQUITY
DEPOSITS
Non-interest bearing
Current accounts		1,548,060	1,738,972	3,253,882
Bankers’ drafts and other deposits		494,691	503,239	941,637

Total non-interest bearing		2,042,751	2,242,211	4,195,519
Interest bearing
Savings accounts and time deposits		4,710,131	5,788,816	10,831,757

Total deposits		6,752,882	8,031,027	15,027,276

OTHER INTEREST BEARING LIABILITIES	11
Central Bank credit lines for renegotiations of loans		1,436	824	1,542
Other Central Bank borrowings		—	—	—

Total Central Bank borrowings		1,436	824	1,542
Investments sold under agreements to repurchase		276,435	306,855	574,172
Mortgage finance bonds		568,191	477,637	893,732
Bonds		331,522	554,272	1,037,127
Subordinated bonds		311,696	405,942	759,579
Borrowings from domestic financial institutions		92,054	88,261	165,150
Foreign borrowings		675,384	591,573	1,106,923
Other obligations		34,452	26,432	49,458

Total other interest bearing liabilities		2,291,170	2,451,796	4,587,683

DERIVATIVE INSTRUMENTS	13	61,277	69,955	130,897
OTHER LIABILITIES
Contingent liabilities	10(c)	739,109	988,359	1,849,370
Other	10(b)	277,220	384,516	719,488
Minority interest		1	2	4

Total other liabilities		1,016,330	1,372,877	2,568,862

SHAREHOLDERS’ EQUITY	15
Capital and reserves		606,865	639,383	1,196,383
Net Income for the year		184,519	195,248	365,339

Total Shareholders’ equity		791,384	834,631	1,561,722

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		10,913,043	12,760,286	23,876,440

The accompanying notes 1 to 28 are an integral part of these consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(Restated for general price-level changes and expressed in millions of constant

Chilean pesos as of December 31, 2006 and thousands of U.S. dollars)

		Years ended December 31,
	NOTE	2004 MCh$	2005 MCh$	2006 MCh$	2006 ThUS$ (Note 1 (q))
INTEREST REVENUE AND EXPENSE
Interest revenue		597,371	697,784	777,654	1,455,109
Interest expense		(227,283)	(316,677)	(372,244)	(696,525)

Net interest revenue		370,088	381,107	405,410	758,584

PROVISION FOR LOAN LOSSES	7-19	(42,073)	(22,491)	(36,228)	(67,788)
FEES AND INCOME FROM SERVICES	17
Income from fees and other services		173,701	187,678	192,447	360,098
Other services expenses		(40,453)	(47,501)	(58,906)	(110,222)

Total fees and income from services, net		133,248	140,177	133,541	249,876

OTHER OPERATING INCOME (LOSS)
Gains from trading activities		21,452	14,511	40,741	76,233
Losses from trading activities		(46,955)	(30,731)	(8,160)	(15,269)
Foreign exchange transactions, net		19,092	24,155	(10,802)	(20,212)

Total other operating income (loss), net		(6,411)	7,935	21,779	40,752

OTHER INCOME AND EXPENSES
Non-operating income	17	5,104	8,024	16,717	31,279
Non-operating expenses	17	(16,797)	(15,081)	(13,842)	(25,901)
Equity participation in net income (loss) in investments in other companies	9	461	696	1,031	1,929
Minority interest		(1)	—	(1)	(2)

Total other income and expenses		(11,233)	(6,361)	3,905	7,305

OPERATING EXPENSES
Personnel salaries and expenses		(143,877)	(153,779)	(157,958)	(295,563)
Administrative and other expenses		(94,088)	(111,262)	(122,812)	(229,800)
Depreciation and amortization		(16,900)	(17,277)	(19,767)	(36,987)

Total operating expenses		(254,865)	(282,318)	(300,537)	(562,350)

NET LOSS FROM PRICE-LEVEL RESTATEMENT	1(b)	(7,897)	(11,690)	(8,526)	(15,953)
INCOME BEFORE INCOME TAXES		180,857	206,359	219,344	410,426

INCOME TAXES	21	(19,414)	(21,840)	(24,096)	(45,087)

NET INCOME		161,443	184,519	195,248	365,339

The accompanying notes 1 to 28 are an integral part of these consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2006 and thousands of U.S. dollars)

	Years ended December 31,
	2004 MCh$	2005 MCh$	2006 MCh$ (Note 1 (n))	2006 ThUS$ (Note 1 (q))
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	161,443	184,519	195,248	365,339
Items that do not represent cash flows:
Depreciation and amortization	16,900	17,277	19,767	36,987
Provisions for loan losses	77,757	56,170	64,328	120,367
Provisions for assets received in lieu of payment	940	586	(1,990)	(3,724)
Net change in trading investments	336,319	228,071	123,054	230,253
Equity participation in net (income) loss in investments in other companies	(461)	(696)	(1,031)	(1,929)
Net gain on sales of assets received in lieu of payment	(5,807)	(5,179)	(3,739)	(6,996)
Net gain on sales of bank premises and equipment	(230)	(100)	(54)	(101)
Net loss from price-level restatement	7,897	11,690	8,526	15,953
Minority interest	1	—	1	2
Other charges not representing cash flows	9,781	10,775	28,313	52,978
Net change in interest accruals	3,460	(63,043)	25,241	47,230

NET CASH PROVIDED BY OPERATING ACTIVITIES	608,000	440,070	457,664	856,359

CASH FLOWS FROM INVESTING ACTIVITIES
Net increase in loans	(530,481)	(943,629)	(1,057,026)	(1,977,857)
Net (increase) decrease in investments purchased under agreements to resell	3,550	(20,813)	(6,601)	(12,352)
Purchases of bank premises and equipment	(13,021)	(18,656)	(22,141)	(41,429)
Proceeds from sale of bank premises and equipment	1,423	298	116	217
Investments in other companies	(309)	(1,700)	—	—
Sale of investments in other companies	12	20	7	13
Dividends received from investments in other companies	775	572	629	1,177
Proceeds from sale of assets received in lieu of payment	17,678	15,175	9,206	17,226
Net changes in other assets and liabilities	(159,415)	(281,722)	(273,278)	(511,345)

NET CASH USSED IN INVESTING ACTIVITIES	(679,788)	(1,250,455)	(1,349,088)	(2,524,350)

CASH FLOWS FROM FINANCING ACTIVITIES
Net increase in current accounts	208,054	93,575	222,735	416,771
Net increase (decrease) in savings accounts and time deposits	242,178	923,483	1,158,438	2,167,614
Net increase (decrease) in bankers drafts and other deposits	35,624	(217,288)	18,772	35,125
Net increase (decrease) in investments sold under agreements to repurchase	(82,021)	(80,045)	36,159	67,659
Increase in mortgage finance bonds	141,791	521,720	50,704	94,875
Repayment of mortgage finance bonds	(337,035)	(731,684)	(118,446)	(221,631)
Proceeds from bond issues	184,390	172,841	329,500	616,545
Repayments of bond issues	(10,539)	(14,533)	(11,949)	(22,358)
Net increase (decrease) in short-tem borrowings	122,963	(378,769)	246,923	462,031
Proceeds from issuance of long-term borrowings	248,210	723,535	510,095	954,466
Repayment of long-term borrowings	(455,374)	(335,470)	(835,507)	(1,563,361)
Sale of repayment of shares	—	58,847	—	—
Repurchase of shares	(55,809)	—	—	—
Dividends paid	(138,090)	(155,828)	(149,730)	(280,168)

NET CASH PROVIDED BY FINANCING ACTIVITIES	104,342	580,384	1,457,694	2,727,568

EFFECT OF PRICE-LEVEL RESTATEMENT ON CASH AND DUE FROM BANKS	(19,479)	(38,899)	(20,351)	(38,079)
NET INCREASE (DECREASE) IN CASH AND DUE FROM BANKS	13,075	(268,900)	545,919	1,021,498
CASH AND DUE FROM BANKS AT BEGINNING OF YEAR	928,979	942,054	673,154	1,259,574

CASH AND DUE FROM BANKS AT END OF YEAR	942,054	673,154	1,219,073	2,281,072

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the year for:
Interest paid	252,560	290,703	356,316	666,722
Income taxes paid	34,319	32,807	35,456	66,344

The accompanying notes 1 to 28 are an integral part of these consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2006 and thousands of U.S. dollars)

	Number of shares Millions	Paid in share capital MCh$	Reserves MCh$	Other Accounts MCh$	Net Income MCh$	Total MCh$
Balance as of January 1, 2004	68,079.8	482,504	78,741	3,878	130,553	695,676
Transfer to retained earnings	—	—	3	—	(3)	—
Dividends paid (1)	—	—	—	—	(130,550)	(130,550)
Common stock repurchased (2)	(1,702.0)	—	(52,762)	—	—	(52,762)
Price-level restatement	—	12,062	(75)	—	—	11,987
Net change in unrealized gains (losses) on permanent financial investments (*)	—	—	—	(195)	—	(195)
Net adjustment for translation differences (* *)	—	—	—	(2,251)	—	(2,251)
Net Income for the year	—	—	—	—	152,628	152,628

Balance as of December 31, 2004	66,377.8	494,566	25,907	1,432	152,628	674,533

Balance as of December 31, 2004 restated in constant Chilean pesos as of December 31, 2006		523,130	27,403	1,515	161,443	713,491

Balance as of January 1, 2005	66,377.8	494,566	25,907	1,432	152,628	674,533
Transfer to retained earnings	—	—	5	—	(5)	—
Dividends paid (3)	—	—	—	—	(152,623)	(152,623)
Placement of shares (4)	1,702.0	—	57,637	—	—	57,637
Accumulated deficit development period (5)	—	—	(188)	—	—	(188)
Price-level restatement	—	17,804	523	—	—	18,327
Net change in unrealized gains (losses) on permanent financial investments (*)	—	—	—	(74)	—	(74)
Net adjustment for translation differences (* *)	—	—	—	(3,229)	—	(3,229)
Net Income for the year	—	—	—	—	180,724	180,724

Balance as of December 31, 2005	68,079.8	512,370	83,884	(1,871)	180,724	775,107

Balance as of December 31, 2005 restated in constant Chilean pesos as of December 31, 2006		523,130	85,645	(1,910)	184,519	791,384

Balance as of January 1, 2006	68,079.8	512,370	83,884	(1,871)	180,724	775,107
Transfer to retained earnings	—	—	10	—	(10)	—
Capitalization of retained earnings (6)	957.8	30,984	—	—	(30,984)	—
Dividends paid (6)	—	—	—	—	(149,730)	(149,730)
Adjustment to fair value as result of adoption of Circular 3,345 (7)	—	—	960	—	—	960
Price-level restatement	—	11,411	1,321	—	—	12,732
Net change in unrealized gains (losses) on permanent financial investments (*)	—	—	—	(11)	—	(11)
Net adjustment for translation differences (* *)	—	—	—	325	—	325
Net Income for the year	—	—	—	—	195,248	195,248

Balance as of December 31, 2006	69,037.6	554,765	86,175	(1,557)	195,248	834,631

(1)	On March 18, 2004, the Ordinary General Shareholders’ Meeting agreed to distribute a dividend for a total of MCh$130,550 (in historical pesos).

(2)	In April 2004, Banco de Chile purchased 1,701,994,590 shares issued by Banco de Chile at Ch$ 31 per share for a total amount of MCh$52,762 (in historical pesos), in accordance with the Share Repurchase Program issued by Banco de Chile and agreed upon at the Extraordinary Shareholders’ Meeting of Banco de Chile held on March 20, 2003.

(3)	On March 17, 2005, the Ordinary General Shareholders’ Meeting agreed to distribute a dividend for a total of MCh$152,623 (in historical pesos).

(4)	During the period from May to August 2005, Banco de Chile sold 1,701,994,590 shares issued by Banco de Chile that had been repurchased as part of its Share Repurchase Program in April 2004, for a total amount of MCh$57,637 (in historical pesos).

(5)	Relates to the recognition of the variation in the shareholders’ equity of “Administrador Financiero de Transantiago S.A.”, a banking support company, during its development period.

(6)	On March 23, 2006, at the Extraordinary Shareholders’ Meeting of Banco de Chile, the shareholders agreed to increase the Bank’s capital, through the capitalization of 30% of total income for the year 2005. On March 28, 2006, the Central Bank of Chile communicated its decision of opting for the cash payment of all income payable to it as creditor of the subordinated debt. Consequently, the amount capitalized was MCh$30,984 (in historical pesos), through the issuance and distribution of 957.8 million shares. This implied the distribution of a dividend totaling MCh$149,730 (in historical pesos).

(7)	Relates to the valuation difference generated by the application of Circular No. 3,345, for those financial instruments and derivatives in force as of December 31, 2005 (See Note 2).

(*)	These balances are presented net of the deferred taxes originated from adjustments to the market value of the available for sale securities of the New York Branch.

(**)	Relates to the valuation of investments in branches abroad (See Note 1 (r)).

The accompanying notes 1 to 28 are an integral part of these consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2006)

1. Summary of Significant Accounting Policies

(a) Basis of presentation

Banco de Chile (“Banco de Chile” or the “Bank”) is a corporation organized under the laws of the Republic of Chile, regulated by the Chilean Superintendencia de Bancos e Instituciones Financieras (the “Superintendency of Banks and Financial Institutions”). Starting in 2001, Banco de Chile is regulated by the United States Securities and Exchange Commission (“SEC”), as Banco de Chile is listed on the New York Stock Exchange (“NYSE”), through its American Depository Receipt (“ADR”) program, which are also listed on the London Stock Exchange. Banco de Chile’s shares are also listed on the Latin American Securities Market of the Madrid Stock Exchange (“LATIBEX”).

Banco de Chile offers a broad range of banking services to customers, ranging from individuals to large corporations. The services are managed in the following segments for internal reporting purposes: wholesale, retail market, international banking and treasury. Banco de Chile’s subsidiaries provide other services including securities brokerage, mutual fund management, factoring, securitization activities, insurance brokerage and financial advisory services.

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

The consolidated financial statements include the financial position and results of operations of Banco de Chile and its majority-owned subsidiaries. All significant intercompany transactions and balances have been eliminated in the consolidation. The majority-owned subsidiaries of Banco de Chile as of December 31, 2005 and 2006 are as follows:

Subsidiary	Interest Owned %
	2005			2006
	Direct	Indirect	Total	Direct	Indirect	Total
Banchile Trade Services Limited	100.00	—	100.00	100.00	—	100.00
Banchile Administradora General de Fondos S.A.	99.98	0.02	100.00	99.98	0.02	100.00
Banchile Asesoría Financiera S.A.	99.96	—	99.96	99.96	—	99.96
Banchile Corredores de Seguros Ltda.	99.75	0.25	100.00	99.75	0.25	100.00
Banchile Corredores de Bolsa S.A.	99.68	0.32	100.00	99.68	0.32	100.00
Banchile Factoring S.A.	99.52	0.48	100.00	99.52	0.48	100.00
Banchile Securitizadora S.A.	99.00	1.00	100.00	99.00	1.00	100.00
Socofin S.A.	99.00	1.00	100.00	99.00	1.00	100.00
Promarket S.A.	99.00	1.00	100.00	99.00	1.00	100.00

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2006)

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

•

For comparative purposes, the consolidated financial statements for periods through December 31, 2005 have been restated in Chilean pesos of general purchasing power as of December 31, 2006 (“constant pesos”), to reflect changes in the CPI from the financial statement dates to December 31, 2006. This updating does not change the prior year’s financial statements or information in any way except to update the amounts therein to constant pesos of similar purchasing power. Amounts previously presented in constant Chilean pesos as of each balance sheet date have been adjusted by the percentage changes in the Chilean CPI to December 31, 2006, as follows:

Year	Change in Index
2004	3.6%
2005	2.1%

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

The values of the CPI used for price-level restatement purposes are as follows:

Year	Index (*)	Change in Index
2004	117.28	2.5
2005	121.53	3.6
2006	124.11	2.1

*	Index as of November 30, of each year under prior month rule described above.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2006)

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

The net charge to income for price-level restatement is comprised of the following restatements of non-monetary assets and liabilities. These figures are expressed in constant Chilean pesos of December 31, 2006.

	Year ended December 31,
	2004 MCh$	2005 MCh$	2006 MCh$
Shareholders’ equity	(12,679)	(18,712)	(12,732)
Bank premises and equipment	3,194	4,771	2,941
Investment in other companies	63	220	140
Other, net	1,525	2,031	1,125

Net loss from price-level restatement	(7,897)	(11,690)	(8,526)

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

December 31,	Ch$
2004	17,317.05
2005	17,974.81
2006	18,336.38

The UF daily indexation adjustments from the 10th day of the month in question to the 9th day of the subsequent month are determined based on the previous month's changes in the Chilean CPI. The effect of changes in the UF index on interest earning assets and interest bearing liabilities is reflected in the income statement as an increase or decrease in interest income or expense.

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

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2006)

1. Summary of Significant Accounting Policies (continued)

(d) Interest revenue and expense recognition (continued)

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

Financial derivative contracts, which include foreign currency and U.F. forwards, interest rate forwards, currency and interest rate swaps, currency and interest rate options and other financial derivative instruments, are recorded in the balance sheet at cost (including transaction costs) at inception and subsequently measured at their fair value. The fair value is obtained from market quotes, discounted cash flows models and options valuation models, as and where applicable. Derivative contracts are reported as an asset when their fair value is positive and as a liability when negative under the line item “Derivative instruments”.

Certain derivatives embedded in other financial instruments are treated as separate derivatives when their risk and characteristics are not closely related to those of the main contract and this contract is not recorded at its fair value with its unrealized gains and losses included in income.

At inception, a derivative contract must be designated by the Bank as a derivative instrument for investing or hedging purpose.

Changes in the fair value of derivative contracts maintained for investing purpose are included under “Gains from trading activities” or “Losses from trading activities”, as and when applicable, in the Consolidated Statement of Income.

Should a derivative instrument be classified as a hedge, it can be: (1) a hedge of the fair value of existing assets or liabilities or firm commitments, or (2) a hedge of cash flows related to existing assets or liabilities or forecasted transactions. A hedge relationship for hedge accounting purpose must comply with all of the following conditions: (a) at the inception, the hedge relationship has been formally documented; (b) it is expected that the hedge would be highly effective; (c) the effectiveness of the hedge can be measured in a reasonable manner; and (d) the hedge is highly effective with respect to the hedged risk on an ongoing basis and throughout the entire hedge relationship.

Certain derivatives transactions which do not qualify for hedge accounting are treated and reported as derivatives for investing purposes even though they provide an effective hedge on the risk of net positions.

When a derivative instrument hedges the risk of changes in the fair value of an existing asset or liability, the hedged asset or liability is recorded at its fair value with respect to the specific hedged risk. Gains or losses from fair value adjustments, both the hedged item and the derivative instrument, are recognized in income.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2006)

1. Summary of Significant Accounting Policies (continued)

(e) Foreign currency and derivative activities (continued)

Should the hedged item in a fair value hedge be a firm commitment, changes in the fair value of the commitment with respect to the hedged risk are recorded as an asset or liability against net income for the year. Gains or losses from fair value adjustments of the hedging derivative are recorded in income. When an asset or liability is acquired as a result of the commitment, the initial recognition of the asset or liability acquired is adjusted to incorporate the accumulated effect of the valuation at fair value of the firm commitment which was previously recorded in the balance sheet.

When a derivative hedges the risk of changes in the cash flows of existing assets or liabilities or forecasted transactions, the effective portion of changes in the fair value related to the hedged risk is recorded in equity net of taxes. Any ineffective portion is directly recorded in income. The accumulated amounts recorded in equity are transferred to income at the moment that the hedge item affects income.

When a interest rate fair value hedge is performed on a portfolio basis and the hedged item is an amount instead of individualized assets or liabilities, gains or losses from fair value adjustments, both the hedged portfolio and the derivative instrument, are recorded in income but the fair value adjustment of the hedged portfolio is reported in the balance sheet under “Other assets” or “Other liabilities”, according to the position of the portfolio hedged at a moment in time.

Until December 31, 2005, forward contracts were recorded at the exchange rate in force at the close of each month and, in accordance with the standards issued by the Chilean Superintendency of Banks and Financial Institutions, initial differences generated by this type of operations were recognized as deferred assets or liabilities and amortized over the term of the related contract. All other derivative instruments were reported at their market value.

(f) Financial investments

•	Trading securities:

Trading securities are securities acquired having the intention of generating profits as result of short-term prices fluctuation or as result of brokerage activities, or are part of a portfolio on which a short-term profit generating pattern exists.

Trading securities are stated at their fair market value as of the balance sheet date. Gains or losses from their fair market value adjustments, as well as gains or losses from trading activities, are included in “Gains (losses) from trading activities” in the Consolidated Statement of Income. Accrued interest and readjustments are reported as “Interest revenue”.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2006)

1. Summary of Significant Accounting Policies (continued)

(f) Financial investments (continued)

All purchases and sales of trading securities that must be delivered within the period established by market regulations or conventions are recorded using the trade date, which is the date on which the purchase or sale of the asset is committed. Any other purchase or sale is treated as a derivative (forward) until liquidation occurs.

Until December 31, 2005, investment securities were classified as permanent and non-permanent. Non-permanent investments with a secondary market were adjusted at their market value in accordance with the specific instructions issued by the Chilean Superintendency of Banks and Financial Institutions. These instructions required that changes in non-permanent investments market value were recorded in income.

•	Investments held to maturity and available for sale securities:

Investments held to maturity include only those securities for which the Bank has the ability and intention of keep them until maturity. The remaining investments are considered as available for sale securities.

At inception, both investments are recorded at cost, including transaction costs.

Available for sale securities are subsequently measured at their fair value based on market prices or valuation models. Unrealized gains or losses as result of fair value adjustments are recorded in equity. When an available for sale securities is disposed of or impaired, the accumulated fair value adjustment recorded in equity is transferred to income and reported under the line item “Gains from trading activities” or “Losses from trading activities” when applicable.

Investments held to maturity are recorded at their cost plus accrued interest and readjustments less impairment provisions made when the carrying amount exceeds the estimated recovery amount.

Interest and readjustments of investments held to maturity and available for sale securities are included under the line item “Interest revenue.”

Investment securities which are subject to hedge accounting are adjusted according to the rules for hedge accounting.

Purchases and sales of investment securities that must be delivered within the period established by market regulations or conventions are recorded using the trade date, that is the date on which the purchase or sale of the asset is committed. Any other purchase or sale is treated as a derivative (forward) until liquidation occurs.

Until December 31, 2005, investment securities were classified as permanent and non-permanent. Investment securities classified as permanent investments were adjusted at their market value in accordance with the specific instructions issued by the Chilean Superintendency of Banks and Financial Institutions. These instructions required that changes in permanent investments market value were recorded in the equity line item “Unrealized gains and losses on available for sale securities”.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2006)

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

Property, plant and equipment	Estimated Useful Life
Land and buildings	5-50
Furniture and fixtures	3-10
Machinery and equipment	2-10
Vehicles	5
Other equipment	6-8

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

(i) Factoring transactions

Banco de Chile and its subsidiary Banchile Factoring S.A. carry out factoring transactions, where they receive invoices and other commercial instruments representative of credit, with or without recourse, and they advance to the assignor a percentage of the total amounts to be collected from the original debtor.

The caption “Other outstanding loans” includes MCh$410,855 (MCh$316,999 in 2005), corresponding to the amount advanced to the assigner plus accrued interest net of payments received.

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

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2006)

1. Summary of Significant Accounting Policies (continued)

(k) Intangibles (continued)

As of December 31, 2006, intangible assets amount to MCh$22,636 (MCh$14,592 in 2005), corresponding to investments in software and MCh$19 (MCh$5 in 2005) corresponding to payments for licenses to use trademarks.

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

Chilean pesos as of December 31, 2006)

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

Loans are written-off when the collection efforts have been exhausted but not later than the maximum periods prescribed by the Superintendency of Banks, which are as follows:

•	24 months past due (3 months past due for consumer loans) for loans without collateral.

•	36 months past due for loans with collateral.

•	Loan loss recoveries

Cash recoveries on written-off loans including loans that were reacquired from the Central Bank of Chile, recorded in memorandum accounts (see Note 19), are recorded directly to income, as a reduction of the “Provision for loan losses” item.

Previous Guidelines

•	Global loan loss allowance

Prior to 2004, the global loan loss allowance was calculated by multiplying Banco de Chile’s outstanding loans by the greater of its “risk index” or 0.75%. Banco de Chile’s risk index calculation was based upon a classification of a portion of its customers' outstanding loans into five categories based upon risk of loss for commercial loans and overdue status for consumer and residential mortgage loans. The classifications for risk index calculation purposes must have included the largest commercial loans and represent at least 75% of the commercial loan portfolio, and 100% of consumer and residential mortgage loans. Commercial and consumer loans are classified based on risk in categories denominated A, B, B -, C or D, while residential mortgage loans are classified only as A, B or B-. The total exposure of Banco de Chile to each of its customers and the classification of such customer’s loans are continuously reviewed by the commercial officers of Banco de Chile and by the risk control division. The allowances required for each category of loans, which were established by the Chilean Superintendency of Banks, were as follows:

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2006)

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

(m) Income taxes

Effects of deferred income taxes are recorded in conformity with Technical Bulletin No. 60 and its related amendments, issued by the Chilean Association of Accountants.

The income tax provision is determined based on current Chilean tax legislation.

(n) Consolidated statements of cash flows

For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks. For the years ended December 31, 2004, 2005 and 2006 the consolidated statement of cash flows has been prepared in accordance with Technical Bulletin No.65 of the Chilean Association of Accountants.

(o) Staff severance indemnities

Banco de Chile has recorded a liability for long-term severance indemnities in accordance with employment contracts it has with certain employees. The liability, which is payable to specified retiring employees with more than 30 years of service, is recorded at the present value of the accrued benefits, which are calculated by applying a real discount rate to the benefit accrued as of year-end over the estimated average remaining service period. For the years ended December 31, 2004, 2005 and 2006, the obligation has been discounted using the real interest rate of 7%, 6% and 6% per annum.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2006)

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

(q) Convenience translation to U.S. dollars

Banco de Chile maintains its accounting records and prepares its consolidated financial statements in Chilean pesos. The U.S. dollar amounts disclosed in the accompanying financial statements are presented solely for the convenience of the reader at the observed exchange rate for December 31, 2006 of Ch$534.43 per US$1.00. This translation should not be construed as representing that the Chilean peso amounts actually represent or have been, or could be, converted into U.S. dollars at such a rate or, any other rate.

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

(s) Reclassifications

For comparative purposes, certain line items of the 2005 consolidated financial statements have been reclassified according to the new accounting standards for financial investments and derivatives. However, the valuation criteria applied in 2005 have not been changed.

The main lines items reclassified are as follows:

Consolidated Balance Sheet.

•

Financial investments, based on the Bank’s intention and ability to maintain those securities were reclassified in the following categories: Trading securities, Available for sale and Held to maturity.

•	Financial derivatives were reclassified from “Other liabilities” to “Derivative instruments”.

•	Investments in mutual funds units were reclassified from “Other financial investments” to “Other assets”.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2006)

1. Summary of Significant Accounting Policies (continued)

(s) Reclassifications (continued)

Consolidated Statement of Income.

Gains and losses from derivative instruments have been reclassified to “Gains from trading activities, net” or “Losses from trading activities”, as applicable. In prior periods, these gains or losses were reported following the instruments that generate them, in the following line items:

•	“Gains from foreign exchange transactions, net” or “Losses from foreign exchange transactions, net”: forward, currency futures and interest rate swaps accrued interest.

•	“Other operating income”: U.F. Chilean pesos forwards.

•	“Gains from trading activities” or “Losses from trading activities”: Fair value adjustments of interest rate swaps.

Readjustments generated by transactions linked to foreign currency, were reclassified from “Interest revenue” and “Interest expense” to “Gains from foreign exchange transactions, net” or “Losses from foreign exchange transactions, net”, as applicable.

Gains or losses generated by investments in mutual funds units were reclassified from “Interest revenue” to “Other operating income.”

(t) Assets received in lieu of payment

Assets received in lieu of payment are recorded at restated cost less regulatory charge-offs and presented net of a portfolio valuation allowance. The Superintendency of Banks and Financial Institutions requires regulatory charge-offs if the asset is not sold within one year of foreclosure.

2. Changes in Accounting Principles

In accordance with Circular No. 3,345 issued by the Chilean Superintendency of Banks and Financial Institutions, beginning on June 30, 2006, the Bank effectively adopted the new accounting criteria for the measurement, classification and recording of trading and investment securities, derivative instruments, hedge accounting and asset derecognition.

The above mentioned Circular, required retrospective application as of December 31, 2005, recognizing the cumulative effect in equity during 2006. This resulted in a credit of MCh$960 (in historical pesos) to a “Reserves” account within equity in 2006. On other hand, for the investment securities and derivatives portfolio held during 2006, the application of this new standard generated a higher income of MCh$778, which is included in the line item “Gains from trading activities”.

3. Cash and Due from Banks

Included in cash and due from banks are amounts maintained by Banco de Chile with various foreign and local banks, including the Chilean Central Bank (“Central Bank”).

In accordance with guidelines established by the Superintendency of Banks, Banco de Chile must maintain certain non-interest bearing balances in its account with the Central Bank. The required balances are based upon specified financial criteria, including the level of Banco de Chile’s deposits, the amounts of its foreign borrowings and its average liabilities. These restricted cash amounts totaled MCh$207,729 and MCh$224,534 as of December 31, 2005 and 2006, respectively.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2006)

4. Financial Investments

(a) Trading Securities:

The detail of securities classified as trading is as follows:

			Weighted Average Nominal Rate as of December 31,2006%
	As of December 31,
	2005 MCh$	2006 MCh$
Instruments issued by the Chilean Government and the Central Bank of Chile
Instruments issued by the Central Bank of Chile	696,140	492,748	4.49%
Other government instruments	20,142	436	3.46

Subtotal	716,282	493,184	4.49

Other Financial Instruments
Promissory notes for deposits in Chilean banks	179,577	256,633	5.30
Other foreign instruments issued	309,093	241,278	5.49
Bonds from other Chilean companies	100,268	97,712	6.83
Instruments issued by foreign Governments or Central Banks	13,112	54,749	6.76
Mortgage bonds of Chilean banks	34,425	49,938	4.57
Other instruments issued in Chile	1,187	3,878	4.41
Bonds from Chilean banks	13,511	—	—

Subtotal	651,173	704,188	5.63

Total	1,367,455	1,197,372	5.16%

Instruments issued by the Chilean Government and the Central Bank of Chile include instruments sold under agreements to repurchase to customers and financial institutions, amounting to MCh$91,901 and MCh$55,824 as of December 31, 2005 and 2006, respectively. Other Financial Instruments include instruments sold under agreements to repurchase to customers and financial instruments, amounting to MCh$157,447 and MCh$217,824 as of December 31, 2005 and 2006, respectively.

(b) Investment Securities:

The detail of instruments classified as available for sale securities and as investments held to maturity is as follows:

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2006)

4. Financial Investments (continued)

(b) Investment Securities (continued):

(i) Available for sale

	As of December 31,		Weighted Average Nominal Rate as of December 31, 2006%
	2005 MCh$	2006 MCh$
Other Financial Instruments:
Instruments issued by foreign Governments or Central Banks	23,534	40,066	4.45%
Bonds from Chilean companies	1,628	—	—

Total	25,162	40,066	4.45%

(ii) Held to maturity

	As of December 31,		Weighted Average Nominal Rate as of December 31, 2006%
	2005 MCh$	2006 MCh$
Other Financial Instruments:
Instruments issued by foreign Governments or Central Banks	15,739	16,003	5.09%

Total	15,739	16,003	5.09%

As of December 31, 2005 and 2006, the portfolio of available for sale securities include a net unrealized loss of MCh$4 and MCh$9 in 2005 and 2006, respectively, recorded in equity.

5. Loans

The loans included in the accompanying consolidated balance sheets are segregated into subcategories as described below:

Commercial loans are short-term and long-term loans granted to companies or businesses, at variable or fixed interest rates in order to finance working capital or investments.

Consumer loans are loans to individuals granted, principally in Chilean pesos, generally on a fixed rate basis, to finance the purchase of consumer goods or to pay for services. Credit card balances subject to interest charges are also included in this category.

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

Chilean pesos as of December 31, 2006)

5. Loans (continued)

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

Contingent loans consist of open and confirmed letters of credit together with guarantees granted by Banco de Chile in Ch$, UF and foreign currencies (mainly U.S. dollars).

The following table summarizes the most significant loan concentrations expressed as a percentage of total loans, excluding contingent loans and before allowance for loan losses:

	As of December 31,
	2005%	2006%
Financial services	19.22	20.53
Residential mortgage loans	17.99	17.85
Manufacturing	8.90	8.25
Commerce	9.75	10.17
Agriculture, livestock, forestry, agribusiness, fishing	5.48	4.95
Consumer loans	11.63	12.41

Substantial portions of Banco de Chile’s loans are to borrowers doing business in Chile.

6. Leasing Contracts

Banco de Chile’s scheduled cash flows to be received from leasing contracts have the following maturities as of December 31, 2006:

	As of December 31, 2006
Maturity	Total Receivable MCh$	Unearned Income MCh$	Net lease Receivable MCh$
Due within one year	191,144	(25,667)	165,477
Due after 1 year but within 2 years	133,637	(18,542)	115,095
Due after 2 years but within 3 years	94,911	(12,880)	82,031
Due after 3 years but within 4 years	57,680	(9,124)	48,556
Due after 4 years but within 5 years	40,713	(6,669)	34,044
Due after 5 years	111,021	(17,048)	93,973

Total leasing contracts	629,106	(89,930)	539,176

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2006)

6. Leasing Contracts (continued)

Leased assets consist principally of real estate, industrial machinery, vehicle, and computer equipment. The allowance for uncollectible lease receivable was MCh$6,231 as of December 31, 2006 (MCh$5,979 as of December 31, 2005), which forms part of the allowance for loan losses.

7. Allowance for Loan Losses

The changes in the allowance for loan losses for the periods indicated are as follows:

	2004 MCh$	2005 MCh$	2006 MCh$
Balance as of January 1,	194,561	162,664	144,272
Price-level restatement (1)	(4,873)	(5,805)	(2,950)
Charge-offs	(104,781)	(68,757)	(60,671)
Provisions established	79,404	57,795	64,836
Provisions released	(1,647)	(1,625)	(508)

Balance as of December 31,	162,664	144,272	144,979

(1)	Reflects the effect of both inflation and exchange rate changes of foreign branches and Banco de Chile’s subsidiary on the allowance for loan losses at the beginning of each period, adjusted to constant pesos of December 31, 2006.

The provisions for loan losses included in the results of operations for the periods indicated is as follows:

	Years ended December 31,
	2004 MCh$	2005 MCh$	2006 MCh$
Provisions established	79,404	57,795	64,836
Provisions released	(1,647)	(1,625)	(508)
Loan loss recoveries	(35,684)	(33,679)	(28,100)

Net charges to income	42,073	22,491	36,228

8. Bank Premises and Equipment, net

The major categories of Bank premises and equipment net of accumulated depreciation are as follows:

	As of December 31,
	2005 MCh$	2006 MCh$
Land and buildings	97,619	99,148
Machinery and equipment	39,369	46,344
Furniture and fixtures	5,295	3,055
Vehicles	852	841
Others	2,306	2,289

Bank premises and equipment, net	145,441	151,677

In accordance with rules of the Superintendency of Banks, Bank premises and equipment are presented net of accumulated depreciation.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2006)

9. Investments in other companies

As of December 31, 2004, 2005 and 2006, investments in other companies and Banco de Chile’s participation in those companies’ results of operations for each of the periods indicated, consist of the following:

	As of and for the years ended December 31,
	2004		2005		2006		Ownership Interest 2006%
	Investment MCh$	Income (Loss) MCh$	Investment MCh$	Income (Loss) MCh$	Investment MCh$	Income (Loss) MCh$
Servipag Ltda.	1,040	161	1,257	216	1,513	256	50.00
Soc. Operadora de Tarjetas de Crédito Nexus S.A.	1,127	182	1,168	186	1,219	237	25.81
Administrador Financiero de Transantiago S.A. (1)	—	—	1,297	71	1,197	(95)	20.00
Redbanc S.A.	935	146	931	142	943	153	25.42
Transbank S.A.	915	140	915	141	915	141	17.44
Bolsa de Comercio de Santiago (Stock Exchange)	590	96	597	105	628	148	4.17
Soc. Operadora Cámara Compensación de Pagos de Alto Valor S.A. (2)	292	(18)	287	(6)	345	58	11.52
Centro de Compensación Automatizado S.A. (CCA S.A.)	200	33	217	35	240	40	33.33
Sociedad Interbancaria de Depósito de Valores S.A	230	36	186	35	188	41	17.60
Artikos Chile S.A. (3)	46	(175)	120	(187)	164	43	50.00
Bolsa de Valores de Chile (Stock Exchange)	138	3	144	7	153	9	5.00
Empresa de Tarjetas Inteligentes S.A.(4)	—	(143)	—	(49)	—	—	—

Total investments in other companies accounted for under the equity method	5,513	461	7,119	696	7,505	1,031
Other investments carried at cost	212	—	191	—	188	—

Total investments in other companies	5,725	461	7,310	696	7,693	1,031

(1)	On June 8, 2005, as agreed by the Board of Directors of Banco de Chile at meeting No. 2,599, held on May 12, 2005, Banco de Chile subscribed and paid 200,000 shares, for a value of MCh$1,352 (in historical pesos), for this company’s capital, for the formation of an Banking Support Company to the line of business called “Administrador Financiero de Transantiago S.A.”.

(2)	On September 23, 2004, a banking support company, “Sociedad Operadora Cámara de Compensación de Pagos de Alto Valor S.A.”, was formed. This company’s objective is to provide check clearing services among its members. Banco de Chile subscribed and fully paid MCh$292 (in historical pesos) for this company’s capital, which gives it a participation of 18.16%. As December 31, 2005 Banco de Chile’s participation decreased to 11.66% as result of payment of shares subscribed by other that were not paid as of December 31, 2004.

On January 5, 2006, Banco de Chile decreased its participation to 11.52% as a result of not concurrence to a capital increase in “Sociedad Operadora Cámara Compensación de Pagos de Alto Valor S.A.”.

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

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2006)

10. Other Assets and Other Liabilities

(a) Other assets

	As of December 31,
	2005 MCh$	2006 MCh$
Mutual funds	24,427	99,510
Amounts receivable under spot foreign exchange transaction	78,151	77,628
Credit card charges in process	68,257	63,426
Deferred income tax assets	64,264	54,488
Assets held for leasing	22,568	40,214
Payments from counterparties to be settled	52,294	36,766
Intangibles (software and licenses for trademark use)	14,597	22,655
Deferred fees	9,464	14,220
Transactions in process	6,993	8,313
Notes receivable	11,708	6,600
VAT fiscal credit	5,789	6,030
Recoverable taxes	1,831	4,916
Assets to be securitized	—	4,860
Accounts receivable for assets received in lieu of payment sold	1,332	2,309
Prepaid expenses	1,715	1,855
Additional consideration paid in the purchase of mortgage bonds	1,799	1,150
Materials and supplies	637	640
Accounts receivable for financial investments sold	2,035	—
Other	18,600	18,021

Total other assets	386,461	463,601

(b) Other liabilities

	As of December 31,
	2005 MCh$	2006 MCh$
Accounts payable	86,523	156,151
Amounts payable under spot foreign exchange transaction	52,167	81,406
Payments to counterparties to be settled	48,989	44,604
Notes payable	19,984	25,154
Deferred tax liabilities	22,343	20,750
Accrued staff vacation expense	10,929	12,233
Transactions in process	2,122	7,882
Unearned interest on leasing transactions	6,816	6,464
Provision for staff severance indemnities and personnel expenses	6,930	6,436
VAT payable	4,324	5,931
Administration and credit card contract provision	3,818	5,500
Deferred fees	4,224	3,769
Allowance of income taxes, net	2,621	—
Legal contingencies provision	879	1,386
Other	4,551	6,850

Total other liabilities	277,220	384,516

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2006)

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

	As of December 31, 2005			As of December 31, 2006
	Long-term MCh$	Short-term MCh$	Total MCh$	Long-term MCh$	Short-term MCh$	Total MCh$
Central Bank Credit lines for renegotiation of loans	1,436	—	1,436	824	—	824
Mortgage finance bonds	568,191	—	568,191	477,637	—	477,637
Bonds	331,522	—	331,522	554,272	—	554,272
Subordinated bonds	311,696	—	311,696	405,942	—	405,942
Borrowings from domestic financial institutions	—	92,054	92,054	—	88,261	88,261
Foreign borrowings	661,107	14,277	675,384	319,173	272,400	591,573
Investments sold under agreements to repurchase	—	276,435	276,435	—	306,855	306,855
Other obligations	1,366	33,086	34,452	2,848	23,584	26,432

Total other interest bearing liabilities	1,875,318	415,852	2,291,170	1,760,696	691,100	2,451,796

(a) Central Bank borrowings

Central Bank borrowings include credit lines for the renegotiation of loans and other Central Bank borrowings. Credit lines were provided by the Central Bank for the renegotiation of mortgage loans due to the need to refinance debts as a result of the economic recession and crisis of the Chilean banking system from 1982 to 1985. The credit lines for the renegotiations of mortgage loans are linked to the UF index and carry a real annual interest rate of 3.00%. The maturities of the outstanding amounts are as follows:

As of December 31, 2006 MCh$
Due within 1 year	824
Due after 1 year but within 2 years	—
Due after 2 years but within 3 years	—
Due after 3 years but within 4 years	—
Due after 4 years but within 5 years	—
Due after 5 years	—

Total long-term (Credit lines for renegotiation of loans)	824
Total short-term (Other Central Bank borrowings)	—

Total Central Bank borrowings	824

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2006)

11. Other Interest Bearing Liabilities (continued)

(b) Mortgage finance bonds

These bonds are used to finance the granting of mortgage loans. The outstanding principal amounts of the bonds are amortized on a quarterly basis. The range of maturities of these bonds is between five and twenty years. The bonds are linked to the UF index and carry a weighted average annual rate of interest of 4.56% as of December 31, 2006.

The maturities of outstanding mortgage bond amounts as of December 31, 2006 are as follows:

As of December 31, 2006 MCh$
Due within 1 year	66,944
Due after 1 year but within 2 years	49,487
Due after 2 years but within 3 years	48,606
Due after 3 years but within 4 years	47,341
Due after 4 years but within 5 years	44,838
Due after 5 years	220,421

Total mortgage finance bonds	477,637

(c) Bonds

The maturities of outstanding bond amounts as of December 31, 2006 are as follows:

As of December 31, 2006 MCh$
Due within 1 year	119,694
Due after 1 year but within 2 years	116,688
Due after 2 years but within 3 years	116,687
Due after 3 years but within 4 years	53,318
Due after 4 years but within 5 years	32,989
Due after 5 years	114,896

Total bonds	554,272

Bonds are linked to the UF Index and carried an average real annual interest rate of 4.06% as of December 31, 2006, with interest and principal payments due semi-annually. The bonds were originally intended to finance loans that had a maturity of greater than one year.

(d) Subordinated bonds

Our currently outstanding subordinated bonds are linked to the UF index with interest and principal payments due semi-annually. The discount on the issuance of the currently outstanding subordinated bonds is amortized over the life of the bond. As of December 31, 2006, the effective real interest rate was 6.77% taking into consideration the discount on issuance.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2006)

11. Other Interest Bearing Liabilities (continued)

The bonds are intended to finance loans having a maturity greater than one year. As of December 31, 2006 the outstanding maturities of the bonds, which are considered long-term, are as follows:

(d) Subordinated bonds (continued)

As of December 31, 2006 MCh$
Due within 1 year	32,404
Due after 1 year but within 2 years	25,723
Due after 2 years but within 3 years	25,723
Due after 3 years but within 4 years	25,723
Due after 4 years but within 5 years	25,723
Due after 5 years	270,646

Total subordinated bonds	405,942

On June 15, 2006, we issued U.S.$200,000,000 of 6.25% subordinated notes due 2016. The notes pay interest semi-annually, and were issued pursuant to an exemption from registration under Regulation S and Rule 144A of the United States’ Securities Act.

Subordinated bonds are considered in the calculation of “effective equity” for the purpose of determining our minimum capital requirements.

(e) Borrowings from domestic financial institutions

Borrowings from domestic financial institutions are used to fund Banco de Chile’s general activities, carry a weighted average annual real interest rate of 4.96% and have the following outstanding maturities as of December 31, 2006.

As of December 31, 2006 MCh$
Due within 1 year	—
Due after 1 year but within 2 years	—
Due after 2 years but within 3 years	—
Due after 3 years but within 4 years	—
Due after 4 years but within 5 years	—
Due after 5 years	—

Total long-term	—
Total short-term	88,261

Total borrowings from domestic financial institutions	88,261

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2006)

11. Other Interest Bearing Liabilities (continued)

(f) Foreign borrowings

Banco de Chile has short-term and long-term borrowings from foreign banks. The outstanding maturities of these borrowings as of December 31, 2006 are as follows:

As of December 31, 2006 MCh$
Due within 1 year	306,746
Due after 1 year but within 2 years	5,393
Due after 2 years but within 3 years	7,034
Due after 3 years but within 4 years	—
Due after 4 years but within 5 years	—
Due after 5 years	—

Total long-term	319,173
Total short-term	272,400

Total foreign borrowings	591,573

Each of these loans is denominated in foreign currency and is principally used to fund our foreign trade loans and carry an average annual nominal interest rate of 5.85% as of December 31, 2006.

(g) Other obligations

	As of December 31,
	2005 MCh$	2006 MCh$
Other long-term obligations:
Obligations with Chilean government	1,366	2,848

Total other long-term obligations	1,366	2,848
Other short-term obligations	33,086	23,584

Total other obligations	34,452	26,432

As of December 31, 2006, other obligations had the following maturities:

As of December 31, 2006 MCh$
Due within 1 year	184
Due after 1 year but within 2 years	376
Due after 2 years but within 3 years	531
Due after 3 years but within 4 years	546
Due after 4 years but within 5 years	379
Due after 5 years	832

Total long-term	2,848
Total short-term	23,584

Total other obligations	26,432

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2006)

12. Obligations Arising From Lease Commitments

Banco de Chile leases certain premises under operating leases. The following table shows the future minimum payments under the terms of the lease commitments, expressed in constant Chilean pesos as of December 31, 2006.

As of December 31, 2006 MCh$
Due within 1 year	7,964
Due after 1 year but within 2 years	6,499
Due after 2 years but within 3 years	4,971
Due after 3 years but within 4 years	4,071
Due after 4 years but within 5 years	2,262
Due after 5 years	5,278

Total obligations arising from lease commitments	31,045

The rental expense on the premises was MCh$7,489, MCh$8,529 and MCh$10,100 for the years ended December 31, 2004, 2005 and 2006, respectively, and is included in the Consolidated Statements of Income under “Administrative and other expenses”.

13. Derivative Instruments

(a) The Bank uses derivative instruments for investing and hedging purposes

	Notional amount of contract with final expiration date in						Fair value
	Less than 3 months		Over 3 months/ Less than 1 year		Over 1 year		Assets		Liabilities
	2005 MCh$	2006 MCh$	2005 MCh$	2006 MCh$	2005 MCh$	2006 MCh$	2005 MCh$	2006 MCh$	2005 MCh$	2006 MCh$
Derivatives held for hedging purposes
Interest rate swaps	—	—	—	—	—	106,886	—	3,298	—	—

Total derivatives held for hedging purposes	—	—	—	—	—	106,886	—	3,298	—	—

Derivatives held for investing purposes
Currency forwards	1,073,498	1,345,767	1,966,270	1,816,854	964,741	492,535	—	22,519	43,454	29,211
Interest rate swaps	40,117	—	483,014	—	210,042	815,006	—	4,343	(534)	3,490
Currency and rate swaps	—	—	36,692	23,989	105,002	120,247	—	19,915	18,357	36,705
Call options	—	—	—	4,169	4,620	678,632	—	426	—	549

Total derivatives held for investing purposes	1,113,615	1,345,767	2,485,976	1,845,012	1,284,405	2,106,420	—	47,203	61,277	69,955

Total derivative instruments	1,113,615	1,345,767	2,485,976	1,845,012	1,284,405	2,213,306	—	50,501	61,277	69,955

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2006)

13. Derivative Financial Instruments (continued)

(b) Fair value of traded instruments

The table below sets forth the estimated fair value of derivative financial instruments held or issued by the Bank for trading and hedging purposes as of December 31, 2005 and 2006.

	Fair values as of December 31,
	2005 MCh$	2006 MCh$
Contract to purchase and sell foreign exchange	(42,202)	(6,692)
Currency and interest rate swaps and options	(17,823)	(12,762)

For those instruments held by the Bank where no quoted market prices are available, fair values have been estimated using modeling and other valuation techniques.

14. Minimum Regulatory Capital Requirements

In accordance with the Chilean Banking Law, Chilean Banks are required to maintain a minimum equity level of UF800,000, equivalent to MCh$14,669 as of December 31, 2006. In addition, Chilean Banks are required to maintain a minimum “capital” (capital and reserves) of at least 3% of their total assets net of provisions, and an “effective equity” of not less than 8% of their “risk-weighted assets”. The “effective equity” is defined as “net capital base” plus subordinated bonds, up to 50% of the capital and reserves, plus voluntary provisions of up to 1.25% of their risk-weighted assets. The value of the subordinated bonds that can be considered in the “effective equity” should decrease by 20% per year beginning six years prior to maturity.

Banco the Chile’s actual qualifying “net capital base” and “effective equity” used to support its “risk-weighted assets” as of December 31, 2006, are set forth in the following table:

As of December 31, 2006 MCh$
Basic Capital	639,383
3% of total assets net of provisions	(385,856)

Excess over minimum required equity	253,527

Net capital base as a percentage of the total assets, net of provisions	4.97%
Effective equity	1,010,928
8% of risk-weighted assets	(757,995)

Excess over minimum required equity	252,933

Effective equity as a percentage of the risk-weighted assets (*)	10.67%

(*)	This ratio has been determined on total assets adjusted by risk on a consolidated basis, as established by Circular No.3.178 dated June 7, 2002, of the Superintendency of Banks.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2006)

15. Shareholders’ Equity

Dividends

Dividends are declared and paid during the year subsequent to that in which the related net income was earned.

Dividends declared and paid in 2004, 2005 and 2006 in constant Chilean pesos of December 31, 2006 are as follows:

	Paid during the year ended December 31,
	2004 MCh$	2005 MCh$	2006 MCh$
Dividends relating to prior year net income	138,090	155,828	149,730

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

(a) Loans granted to related parties

Loans to related parties, all of which are current, are as follows:

	As of December 31,
	2004		2005		2006
	Loans MCh$	Collateral Pledged MCh$	Loans MCh$	Collateral Pledged MCh$	Loans MCh$	Collateral Pledged MCh$
Operating companies	117,206	47,613	113,334	49,388	144,738	69,557
Investment companies	18,006	2,478	8,426	127	10,865	121
Individuals (1)	3,100	2,781	3,746	3,166	3,845	3,596

Total	138,312	52,872	125,506	52,681	159,448	73,274

(1)	Includes only debt obligations that are equal to or greater than UF3,000, equivalent to approximately MCh$55 as of December 31, 2006.

The activity in the balances of loans to related parties are as follows:

	2005 MCh$	2006 MCh$

Balance as of January 1,	138,312	125,506
New loans	52,523	74,233
Repayments	(60,523)	(37,709)
Price-level restatement (1)	(4,806)	(2,582)

Balance as of December 31,	125,506	159,448

(1)	Reflects the effect of restatement of beginning balances to constant pesos of December 31, 2006.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2006)

16. Transactions with Related Parties (continued)

(b) Other transactions with related parties

During the years ended December 31, 2004, 2005 and 2006, Banco de Chile incurred the following expenses and income as a result of transactions with related parties equal to or greater than UF 5,000 equivalent to approximately MCh$92 as of December 31, 2006.

	Years ended December 31,
	2004		2005		2006
	Expense MCh$	Revenue MCh$	Expense MCh$	Revenue MCh$	Expense MCh$	Revenue MCh$
Redbanc S.A.	2,969	—	3,538	—	3,870	—
Empresa Nacional de Telecomunicaciones S.A.	2,422	—	2,289	—	3,345	—
Operadora de Tarjetas de Crédito Nexus S.A.	2,185	—	2,625	—	3,145	—
Entel Telefonía Local S.A.	296	—	798	—	1,733	—
Sonda S.A.	—	—	611	—	868	—
Entel PCS Telecomunicaciones S.A.	231	—	225	—	463	—
Depósito Central de Valores, Depósitos de Valores S.A.	275	—	418	—	440	—
Soc. Operadora de la Cámara Com. Pagos Alto Valor S.A.	—	—	38	—	353	—
Banchile Cía de Seguros de Vida S.A.	256	—	263	—	308	—
Bolsa de Comercio de Santiago Bolsa de Valores	90	—	211	—	303	—
Plaza Oeste S.A.	—	—	246	—	279	—
Artikos S.A.	14	—	121	—	204	—
Asociación de Bancos e Instituciones Financieras	112	—	108	—	136	—
Plaza El Trébol S.A.	—	—	56	—	96	—
Línea Aérea Nacional Chile S.A.	—	114	—	114	—	116

Subtotal	8,850	114	11,547	114	15,543	116

Transactions between 1,000 and 5,000 UF:
Services expenses	195	—	148	—	273	—
Rental income.	—	—	127	—	149	—

Subtotal	195	—	275	—	422	—

Total	9,045	114	11,822	114	15,965	116

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

Chilean pesos as of December 31, 2006)

17. Fees and income from services and non-operating income and expenses

Banco de Chile’s fees and income from services and non-operating income and expenses for the years ended December 31, 2004, 2005 and 2006 are summarized as follows:

	Years ended December 31,
	2004		2005		2006
	Income MCh$	Expenses MCh$	Income MCh$	Expenses MCh$	Income MCh$	Expenses MCh$
Fees and income from services
Mutual funds management	21,627	(1,936)	26,007	(2,334)	27,307	(2,341)
Sight accounts and ATMs	20,935	(9,794)	22,875	(9,495)	24,592	(10,108)
Insurance	15,293	(182)	20,579	(160)	24,429	(201)
Checking accounts and overdrafts	25,787	—	24,212	—	24,072	—
Credit cards	16,823	(5,028)	17,921	(6,279)	21,430	(7,867)
Stock brokerage	13,601	(820)	15,448	(32)	11,127	(626)
Cash management services	8,559	(10)	9,795	(235)	10,865	(94)
Collection of over-due loans	9,064	—	8,838	—	9,883	—
Credit lines	7,137	—	7,425	—	8,078	—
Credit	5,730	—	9,764	—	4,567	—
Foreign trade and currency exchange	3,606	—	3,407	—	3,863	—
Letters of credit, guarantees, collaterals and other contingent loans	5,445	—	4,848	—	3,839	—
Income and revenue from assets received in lieu of payment	5,808	(1,710)	5,178	(1,586)	3,740	(1,408)
Financial advisory services	2,678	—	942	—	2,844	—
Custody and trust services	1,480	—	1,799	—	2,076	—
Collection services	3,767	—	2,580	—	1,944	—
Leasing	1,719	(91)	1,623	(313)	1,467	(199)
Factoring	670	(53)	631	(8)	869	(7)
Fees from sales force	—	(11,840)	—	(15,331)	—	(22,253)
Teller services expenses	—	(3,584)	—	(4,043)	—	(4,606)
Cobranding	—	(3,843)	—	(5,939)	—	(6,977)
Other	3,972	(1,562)	3,806	(1,746)	5,455	(2,219)

Total	173,701	(40,453)	187,678	(47,501)	192,447	(58,906)

Non-operating income and expenses
Gains on sales of assets received in lieu of payment	891	—	4,478	—	9,541	—
Prior year tax differences	5	—	—	—	3,343	—
Rental income	2,492	—	2,402	—	2,396	—
Gains from sale of shares	—	—	—	—	447	—
Recoveries of expenses	617	—	301	—	258	—
Foreign trade income	154	—	134	—	110	—
Income from sale of fixed assets	314	—	125	—	71	—
Dividends received	59	—	93	—	55	—
Leasing income	80	—	57	—	6	—
Indemnity of sinesters	1	—	5	—	—	—
Charge-offs assets received in lieu of payment	—	(8,694)	—	(11,053)	—	(9,832)
Charge-offs	—	(1,404)	—	(1,311)	—	(1,360)
Write-offs for frauds	—	(1,124)	—	(557)	—	(558)
Legal contingencies provision	—	(193)	—	(20)	—	(537)
Expenses on charge-offs for leasing	—	(256)	—	(367)	—	(199)
Advertising expenses	—	(56)	—	(63)	—	(70)
Charge-offs and provisions related to fixed assets	—	(46)	—	(25)	—	(17)
Provision for recovered leased assets	—	(1,538)	—	(1,084)	—	(15)
Reversal of adjustments and interest from previous years	—	(131)	—	(49)	—	(13)
Tax expenses from previous years	—	(2,377)	—	—	—	—
Provision and charge-offs other assets	—	(432)	—	—	—	—
Other	491	(546)	429	(552)	490	(1,241)

Total	5,104	(16,797)	8,024	(15,081)	16,717	(13,842)

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2006)

18. Board of Directors Compensation

As agreed at the Shareholders Meeting, during 2005 and 2006 Banco de Chile and its subsidiaries have paid, and charged to income, the following compensation to their Directors:

	Remunerations		Fees for attending Board meetings		Fees for attending Committees and Subsidiary Board meetings (1)		Consulting		Total
Name of Director	2005 MCh$	2006 MCh$	2005 MCh$	2006 MCh$	2005 MCh$	2006 MCh$	2005 MCh$	2006 MCh$	2005 MCh$	2006 MCh$
Fernando Cañas Berkowitz	295	315	39	42	173	234	—	—	507	591
Andrónico Luksic Craig	129	131	16	8	—	—	—	—	145	139
Jorge Awad Mehech	43	44	26	22	94	82	—	—	163	148
Jacob Ergas Ergas	43	44	24	15	68	56	—	—	135	115
Thomas Fürst Freiwirth	43	44	26	19	58	67	—	—	127	130
Guillermo Luksic Craig	43	44	15	9	5	—	—	—	63	53
Rodrigo Manubens Moltedo	43	44	22	19	91	93	415	8	571	164
Gonzalo Menéndez Duque	43	44	29	22	132	118	—	—	204	184
Máximo Pacheco Matte	43	44	28	17	3	3	—	—	74	64
Francisco Pérez Mackenna	43	44	25	19	57	54	—	—	125	117
Segismundo Schulin-Zeuthen Serrano	61	44	34	19	90	40	—	—	185	103
Edmundo Eluchans Urenda	43	7	23	3	34	4	—	—	100	14
Jorge Ergas Heymann	43	43	21	20	39	38	—	—	103	101
Jorge Díaz Vial	3	36	2	17	2	35	—	—	7	88
Máximo Silva Bafalluy	4	—	6	—	18	—	—	—	28	—
Other subsidiaries directors	—	—	—	—	93	115	—	—	93	115

Total	922	928	336	251	957	939	415	8	2,630	2,126

(1)	Includes fees paid to members of the advisory committee of Banchile Corredores de Seguros Ltda.

19. Loan Loss Recoveries

	Years ended December 31,
	2004 MCh$	2005 MCh$	2006 MCh$
Loan portfolio previously charged-off	29,997	33,174	28,063
Loans reacquired from Central Bank	5,687	505	37

Total	35,684	33,679	28,100

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

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2006)

20. Foreign Currency Position

The consolidated balance sheets include assets and liabilities denominated in foreign currencies, which have been translated to Chilean pesos at the Observed Exchange Rates as of December 31, 2005 and 2006 and assets and liabilities denominated in Chilean pesos but that contain repayment terms linked to changes in foreign currency exchange rates, detailed below:

	As of December 31, 2005			As of December 31, 2006
	Payable in Foreign Currency MCh$	Payable in Chilean Pesos MCh$	Total MCh$	Payable in Foreign Currency MCh$	Payable in Chilean Pesos MCh$	Total MCh$
ASSETS
Cash and due from banks	361,001	—	361,001	820,972	—	820,972
Loans	759,346	15,701	775,047	890,800	10,691	901,491
Contingent loans	295,018	—	295,018	407,535	—	407,535
Trading securities	491,992	12,195	504,187	376,208	9,273	385,481
Held to maturity and available for sale	40,901	—	40,901	56,069	—	56,069
Leasing contracts	—	40,945	40,945	—	52,194	52,194
Other assets	421,818	—	421,818	100,050	—	100,050

Total assets	2,370,076	68,841	2,438,917	2,651,634	72,158	2,723,792

LIABILITIES
Deposits	1,170,166	281	1,170,447	1,165,879	209	1,166,088
Contingent liabilities	296,235	—	296,235	409,278	—	409,278
Borrowings from domestic financial institutions	92,047	—	92,047	125,369	—	125,369
Foreign borrowings	675,235	—	675,235	591,503	—	591,503
Other liabilities	177,855	92	177,947	414,389	240	414,629

Total liabilities	2,411,538	373	2,411,911	2,706,418	449	2,706,867

NET (LIABILITIES) ASSETS	(41,462)	68,468	27,006	(54,784)	71,709	16,925

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2006)

21. Income Taxes

Banco de Chile and its subsidiaries have recorded in the Financial Statements the effects of deferred taxes and amortization of its complementary accounts, as provided by the Chilean Association of Accountants. The movements and effects from deferred taxes are shown on the following table:

	Balance as of December 31, 2005 (1) MCh$	2006 Deferred taxes MCh$	Balance as of December 31, 2006 MCh$
Deferred tax assets
Allowances for loan losses	25,634	207	25,841
Obligations with repurchase agreements	11,829	(2,908)	8,921
Leasing equipment	6,808	(3,464)	3,344
Assets at market value	1,202	(363)	839
Personnel provisions	2,170	166	2,336
Staff vacations	1,813	214	2,027
Accruals interest and readjustments from past due loans	2,196	(734)	1,462
Staff severance indemnities	951	8	959
Charge-offs from financial investment	66	(66)	—
Other adjustments	10,273	(1,514)	8,759

Total	62,942	(8,454)	54,488

Deferred tax liabilities
Investments with repurchase agreements	10,842	(1,931)	8,911
Depreciation and price-level restatement of fixed assets	6,225	(235)	5,990
Transitory assets	2,292	866	3,158
Other adjustments	2,524	167	2,691

Total	21,883	(1,133)	20,750

(1)	For presentation purposes, deferred income tax balances as of December 31, 2005 are presented on a historical basis. For comparison purposes, price-level restated amounts for 2005 correspond to MCh$64,264 for net deferred tax assets and MCh$22,343 for net deferred tax liabilities.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2006)

21. Income Taxes (continued)

“Income taxes” as presented in the Consolidated Statements of Income for the years ended December 31, 2004, 2005 and 2006 are summarized as follows:

	Years ended December 31,
	2004 MCh$	2005 MCh$	2006 MCh$
Current income tax provision	(21,388)	(15,396)	(15,872)
Amortization of complementary accounts	(494)	—	—
Deferred tax effect for the year	3,281	(4,892)	(7,321)
Non-deductible expenses Art. 21	(813)	(1,552)	(903)

Income taxes expense	(19,414)	(21,840)	(24,096)

22. Commitments and contingencies

(a) Legal contingencies

In the ordinary course of business, Banco de Chile and its subsidiaries act as defendant or co-defendant in various litigation matters. Although there can be no assurances, Banco de Chile’s management believes, based on information currently available, that the ultimate resolution of these legal proceedings are not likely to have a material adverse effect on its results of operations, financial condition, or liquidity. Banco de Chile has established provisions for legal contingencies in the amount of MCh$879 and MCh$1,386 as of December 31, 2005 and 2006, respectively.

(b) Commitments

Banco de Chile is party to transactions with off-balance sheet risk in the normal course of its business, which exposes Banco de Chile to credit risk in addition to amounts recognized in the consolidated financial statements. These transactions include commitments to extend credit not otherwise accounted for as contingent loans, such as overdrafts and credit card lines of credit. Such commitments are agreements to lend to a customer at a future date, subject to compliance with the contractual terms. Since a substantial portion of these commitments is expected to expire without being drawn on, the total commitment amounts do not necessarily represent actual future cash requirements of Banco de Chile. The amounts of these loan commitments are MCh$1,258,375 and MCh$1,733,916 and the amounts of subscribed leasing contracts are MCh$62,726 and MCh$95,655 as of December 31, 2005 and 2006, respectively.

(c) Obligations regarding the New York and Miami Branches

In September 2004, the Federal Agencies of the Office of the Comptroller of the Currency (OCC) and the Federal Reserve Bank of Atlanta reviewed our New York and Miami branches respectively, in order to evaluate, among other matters, their compliance with the requirements of the U.S. Bank Secrecy Act and other U.S. regulations pertaining to anti money laundering. As a consequence of said reviews and on the date of February 1, 2005, the Bank agreed with the OCC to the issuance of a Consent Order and with the Federal Reserve Bank of Atlanta to the issuance of a Cease and Desist Order. In agreement with these orders, an action plan was developed to include the elaboration and maintenance of programs designed to strengthen compliance with aforementioned regulations. The activities contained in the action plan, which was approved by the regulatory authorities, included specific time periods for their execution.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2006)

22. Commitments and contingencies (continued)

(c) Obligations regarding the New York and Miami Branches (continued)

Implementation of activities related to re-documentation of client folders and to certain specific activities of the internal controls program of the branch, has required a period of time superior to that which was anticipated in the time estimates of said plan. Both activities have had advanced significantly during year 2006 and it is likely that they will be completed during fiscal year 2007.

(d) Contingency for Lawsuit in the Courts of New York

On or about November 30, 2005, the Fundacion Presidente Allende – an entity organized in accordance with the laws of Spain – filed a civil claim against Banco de Chile and others for an amount not less than US$7 million and punitive damages for US$100 million. On September 28, 2006, the Court of the Southern District of New York dismissed all claims related to the above referenced lawsuit.

The Fundacion appealed this decision, and on January 18, 2007 requested to discontinue the aforementioned appeal.

23. Fiduciary Activities

The following items are recorded in memorandum accounts by Banco de Chile and represent fiduciary safekeeping and custody services:

	As of December 31,
	2005 MCh$	2006 MCh$
Securities held in safe custody	3,533,471	3,677,291
Amounts to be collected on behalf of domestic third parties	174,140	255,645
Amounts to be collected on behalf of foreign third parties	257,969	209,206

Total fiduciary activities	3,965,580	4,142,142

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

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2006)

24. Concentrations of Credit Risk (continued)

Counterparty risk

Banco de Chile maintains a series of deposits, investments purchased under agreements to resell, forward contract agreements and other financial instruments with institutions in the Chilean banking sector. The principal counterparties within the Chilean banking sector, excluding the Central Bank, and Banco de Chile’s related exposure to credit risk, as of December 31, 2005 and 2006 are as follows:

	Counterparty Risk As of December 31,
Bank	2005 MCh$	2006 MCh$
Banco del Estado de Chile	6,521	40,467
Banco Santander- Chile	15,607	16,179
Corpbanca	11,459	14,177
BBVA Banco Bhif	12,407	8,254
Banco de Crédito e Inversiones	6,071	6,691
BankBoston N.A.	2,337	4,083
Banco Bice	2,828	3,611
Banco Falabella	3,589	3,171
Banco Ripley	1,862	2,891
ABN Amro Bank (Chile)	306	2,585
Banco Security	8,398	2,445
Scotiabank Sud Americano	993	1,407
Banco del Desarrollo	—	765
Citibank N.A.	84	652
HSBC Bank Chile	—	637
JP Morgan Chase Bank	701	293
Deutsche Bank (Chile)	—	254
Banco Paris	—	211
Banco Monex	—	137
Banco Internacional	23	131
Banco Penta	84	—

Banco de Chile maintains a policy of placing deposits with a number of different financial institutions and does not believe that any one of these banks represents an unacceptable credit risk. Banco de Chile does not usually require collateral from these counterparties.

25. Sales and Purchases of Loans

From time to time, Banco de Chile sells and purchases loans based on specific requirements from customers. During the years ended December 31, 2004, 2005 and 2006, Banco de Chile sold loans totaling MCh$68,127, MCh$20,232 and MCh$28,265, respectively, however, Banco de Chile does not generally originate loans for future sale. Banco de Chile did not retain servicing or any other interest in the loans sold or retains any risks in the event of non-collection by the purchaser. During the year ended December 31, 2005 and 2006, Banco de Chile purchased loans amounting to MCh$61,470 and MCh$161,997 respectively. During prior years Banco de Chile did not purchase loans. Any gains or losses on such transactions are recognized in results of operations at the time of the transactions.

The aggregate gains on sales of loans were MCh$10,497, MCh$2,452 and MCh$772 for the years ended December 31, 2004, 2005 and 2006, respectively.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2006)

26. Maturity of Assets and Liabilities

The maturity dates of assets and liabilities are shown in the following table including accrued interest as of December 31, 2006.

	As of December 31, 2006					Total 2005 MCh$
	Due within 1 year MCh$	Due after 1 year but within 3 years MCh$	Due after 3 years but within 6 years MCh$	Due after 6 years MCh$	Total 2006 MCh$
ASSETS
Loans (1)	3,984,666	1,591,890	978,382	2,048,764	8,603,702	7,514,069
Securities (2)	1,253,441	—	—	—	1,253,441	1,408,356
Derivative instruments	23,506	18,327	4,217	4,451	50,501	—

Total	5,261,613	1,610,217	982,599	2,053,215	9,907,644	8,922,425

LIABILITIES
Deposit and other obligations (3)	5,782,020	173,940	—	—	5,955,960	4,568,900
Mortgage finance bonds	66,944	98,093	133,106	179,494	477,637	568,191
Bonds	152,098	284,821	175,523	347,772	960,214	643,218
Chilean Central Bank borrowings:
Central Bank credit lines for renegotiations of loans	824	—	—	—	824	1,436
Borrowings from domestic financial institutions	88,261	—	—	—	88,261	92,054
Foreign borrowings	579,146	12,427	—	—	591,573	675,384
Other obligations	23,768	907	1,224	533	26,432	34,452
Derivative instruments	29,787	36,936	2,078	1,154	69,955	61,277

Total	6,722,848	607,124	311,931	528,953	8,170,856	6,644,912

(1)	Excludes contingent loans, overdue loans (1-89 days) and past due loans (90 days or more).

(2)	Excludes unrealized gains on available for sale securities included in equity of MCh$4 and MCh$9 for the years ended December 31, 2005 and 2006 respectively. In accordance with Superintendency of Banks trading investments are classified as due within 1 year.

(3)	Excludes demand deposit accounts, saving accounts, investments sold under agreements to repurchase and contingent liabilities.

27. Subsequent Events

At the Extraordinary Shareholders’ Meeting of the subsidiary Banchile Factoring S.A. held on January 9, 2007, the shareholders agreed to increase this subsidiary’s paid-in capital by MCh$18,379. This increase was paid in full by Banco de Chile and therefore the Bank now has ownership of 99.75% in the aforementioned subsidiary.

Management is not aware of any other significant subsequent events occurring between December 31, 2006 and the date of issuance of these consolidated financial statements which affect or may affect the Bank’s consolidated financial statements.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2006)

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

References below to “SFAS” are to United States Statements of Financial Accounting Standards. Pursuant to Chilean GAAP, the Bank’s financial statements recognize certain effects of inflation. In addition, the Bank translates the accounting records of its branch in New York, USA, its agency in Miami, USA and its subsidiary Banchile Trade Services Limited in Hong Kong to Chilean pesos from US dollars in accordance with guidelines established by the Superintendency of Banks, which are consistent with Technical Bulletin Nº64, “Accounting for Investments Abroad”, issued by the Chilean Association of Accountants. In the opinion of the Bank, this foreign currency translation methodology forms part of the comprehensive basis of preparation of price-level adjusted financial statements required by Chilean GAAP. Inclusion of inflation and the effects of translation in the accompanying consolidated financial statements under the Chilean accounting standards in the financial statements is considered appropriate under the inflationary conditions that have historically affected the Chilean economy even though the cumulative inflation rate for the last three years does not exceed 100% and, accordingly have not been eliminated in the reconciliation to U.S. GAAP included under paragraph (q) below.

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

Chilean pesos as of December 31, 2006)

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

The above mentioned purchase accounting adjustments and goodwill and any equity method investments or equity participation in the results of operations of the acquired banks recorded by the common parent, must be recorded in the U.S. GAAP accounting records of the Bank. The effects of accounting for the push down of these purchase accounting adjustments, goodwill and any equity participation in the results of operations of the acquired banks into the accounting records of the Bank and their subsequent effects on net income is included in paragraph (q), below.

In addition to the above mentioned adjustments, under US GAAP Quiñenco has considered the fair value of the subordinated debt arising from the economic crisis of 1982-1983. A detailed discussion of this matter is included below.

Background

During the 1982-1983 economic crisis, the Chilean banking system experienced significant instability requiring that the Chilean Central Bank and the Chilean government provide assistance to most Chilean private sector banks, including Banco de Chile. During this period, Banco de Chile experienced significant financial difficulties. In 1985 and 1986, Banco de Chile increased its capital and sold shares representing 88% of its capital to more than 30,000 new shareholders. As a result, no single shareholder held a controlling stake in our company. In 1987, the Chilean Superintendency of Banks returned the control and administration of the bank to our shareholders. Subsequent to the crisis, like most major Chilean banks, Banco de Chile sold certain of its non-performing loans to the Central Bank at face value on terms that included a repurchase obligation. The repurchase obligation was later exchanged for subordinated debt of each participating bank issued in favor of the Central Bank. In 1989, pursuant to Law No. 18,818, banks were permitted to repurchase the portfolio of non-performing loans for a price equal to the economic value of such loans, provided that the bank assume a subordinated obligation equal to the difference between the face value and economic value of such loans. In November 1989, Banco de Chile repurchased its portfolio of non-performing loans from the Central Bank and assumed the Central Bank’s subordinated debt relating to our nonperforming loans.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2006)

28. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(a) Push Down Accounting and Purchase Accounting (continued)

In November 1996, pursuant to Law No. 19,396, which established a new treatment for subordinated debts in the Chilean banking system, the former Banco de Chile’s shareholders approved a reorganization by which the former Banco de Chile was converted to a holding company named SM-Chile. In turn, SM-Chile created a new wholly owned banking subsidiary named Banco de Chile (the “Bank”) to which it contributed all of its assets and liabilities other than the Central Bank subordinated debt. SM-Chile then created a second wholly owned subsidiary, Sociedad Administradora de la Obligacion Subordinada SAOS S.A., (“SAOS”). Pursuant to a prior agreement with the Central Bank, SAOS assumed a new repayment obligation in favor of the Central Bank that replaced the Central Bank subordinated debt in its entirety. In exchange for assuming the Central Bank indebtedness, SAOS received from SM-Chile, a holding company that beneficially owns SAOS and Banco de Chile, 63.6% of Banco de Chile shares as collateral for this indebtedness.

Subsequently, as a result of Banco de Chile merger with Banco de A. Edwards, the percentage of Banco de Chile’s shares held by SAOS decreased to 42.0%. As a result of the share dividend paid in May 2006, the percentage further decreased to 41.4%.

Business purpose of the reorganization

The business purpose of this reorganization transaction, including the formation of the holding company SAOS, was to structure the repayment of the subordinated debt that had neither a fixed term nor a repayment schedule to the Chilean Central Bank. Although Banco de Chile utilized a reorganization alternative, the law provided a range of options for the banks with subordinated debt with the Chilean Central Bank to modify the payment conditions for the subordinated obligations; depending on whether or not under the original conditions they were able to serve such debt within a 40 year-term. Those banks that were unable to repay their subordinated obligation within this period, were permitted to agree with Chilean Central Bank, to either repay the subordinated obligation in 40 fixed, annual, consecutive and equal installments, or to adopt a scheme for bidding shares, plus the transfer of shares in settlement to Banco Central de Chile.

Nature of the Variable Interest in SAOS

Banco de Chile believes that SAOS is a variable interest entity (“VIE”) under FIN46(R) and its parent company SM-Chile has a variable interest in SAOS. In performing its analysis, the Bank identified the Chilean Central Bank, and the consolidated group SM-Chile, which includes Banco de Chile, as having variable interests in SAOS as a result of being debt and equity holders, respectively, which will absorb portions of SAOS’ expected losses and residual returns. Banco de Chile does not have an obligation to absorb any portions of the expected losses nor will it receive portions of SAOS’ expected residual returns.

Terms of the agreement between Banco de Chile and SAOS and the payments of dividends

The Central Bank indebtedness, for which SAOS is solely responsible and for which there is no recourse to Banco de Chile nor SM-Chile, was equal to the unpaid principal of the Central Bank subordinated debt that it replaced but had terms that differed in some respects, the most important of which included a rescheduling of the debt for a term of 40 years providing for equal annual installments and a pledge of Banco de Chile’s shares as collateral for such debt. The Central Bank indebtedness bears interest at a rate of 5.0% per year and it is denominated in UF. Dividends received from Banco de Chile are the sole source of SAOS’ revenue, which must be applied to repay this indebtedness. According to Chilean Corporations Law 18.046 banks must generally distribute a cash dividend in an amount equal to at least 30% of its net income each year, as

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2006)

28. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(a) Push Down Accounting and Purchase Accounting (continued)

determined in accordance with Chilean GAAP, unless and except to the extent the Bank has unabsorbed prior year losses. 1

Under SAOS’ agreement with the Central Bank, Banco de Chile has no particular obligation to distribute dividends to its shareholders. If the Bank decides to retain and capitalize all or part of its annual net income in order to finance future growth, and to distribute stock dividends to its shareholders, the Central Bank may require Banco de Chile to pay the portion of the net income corresponding to shares owned by SAOS in cash to SAOS. If Banco de Chile distributes stock dividends and the Central Bank does not require it to pay that portion in cash, the shares received by SAOS must be sold by SAOS within the following 12 months. The shareholders of SM-Chile will have a right of first refusal with respect to that sale.

To the extent distributed dividends are not sufficient to pay the amount due on this indebtedness; SAOS is permitted to maintain a cumulative deficit balance with the Central Bank that SAOS commits to pay with future dividends. If the cumulative deficit balance exceeds an amount equal to 20% of Banco de Chile’s paid-in capital and reserves, the Central Bank may require SAOS to sell a sufficient number of Banco de Chile’s stock owned by SAOS to the public in order to pay the entire accumulated deficit amount.

Decision making function in SAOS

Pursuant to the law under which it was established, the only function that SAOS has is to hold the subordinated debt and the ownership interest in Banco de Chile. As such no decision making is necessary as it functions on an “autopilot mechanism”. Consequently, no fees other than minor costs related to legal, accounting and other compliance functions are paid related to the decision making function.

Investment at risk in SAOS

Although Banco de Chile has no investment at risk in SAOS, SM-Chile S.A., its parent company has investment at risk in SAOS’ equity, as it is the sole owner of the common stock of SAOS. As defined in paragraph 5(a) of FIN 46(R), there is insufficient investment at risk to permit SAOS to finance its activities without additional subordinated financial support due to SM-Chile having had negative equity under US GAAP at the time of the reorganization. Under US GAAP the reorganization pursuant to Law No. 19,396 would have been accounted for at the book values of the underlying assets and liabilities.

[1]

Law N° 20,109 enacted June 24, 2006 amended Article 56 of the General Banking Law. Prior to such amendment, banks were permitted to distribute less than such minimum amount in any given year if the holders of at least two-thirds of the bank’s outstanding shares so determined.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2006)

28. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(a) Push Down Accounting and Purchase Accounting (continued)

Distribution of voting rights and control among the parties involved

As of the date of these financial statements, the organizational and ownership chart is as follows:

Related parties

For purposes of the analysis under FIN 46(R) the Bank considered variable interests in SAOS held by its related parties at the time that SAOS was formed. For purposes of this Interpretation, the term related parties included only SM-Chile as there were no other parties identified under FASB Statement No. 57, Related Party Disclosures, or other parties that were acting as de facto agents or de facto principals of the variable interest holder.

Banco de Chile believes that the party most closely associated with SAOS, by virtue of its involvement with the reorganization with the subordinated debt is the Chilean Central Bank; and notwithstanding that Banco de Chile does not have a variable interest in SAOS, as it forms part of the consolidated group SM-Chile, in accordance with FIN 46(R) Banco de Chile has performed a comprehensive qualitative and quantitative analysis of the expected losses of the VIE SAOS at the time of the reorganization. Based on the allocation of SAOS’ expected losses and residual returns to its variable interest holders, the Bank has concluded that substantially all of the expected losses and rewards attributable to SAOS will be absorbed by SM-Chile.

As a result of the analysis performed the Bank concluded, under the provisions of FIN46(R), that SAOS should not be consolidated by the Bank as SM-Chile is the primary beneficiary.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2006)

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

Under U.S. GAAP, purchase allocation of the 48.82% participation acquired from shareholders other than Quiñenco and its subsidiaries as of January 1, 2002 was as follows:

MCh$
Net book value of Banco de A. Edwards	131,807
Incremental fair value of identified intangible assets (1)(2)	34,108
Fair value increment of identified net assets acquired	(49,183)

Fair value of Banco de A. Edwards	116,732

Purchase price
Market value of Banco de Chile shares issued	(320,047)
Direct costs of acquisition	(1,286)

Goodwill	(204,601)

(1)	Core deposit intangibles resulting from the acquisition amounted to MCh$30,374 and is being amortized over the estimated run-off period by product of the acquired customer base at the date of purchase.

(2)	Brand name intangibles resulting from the acquisition amounted to MCh$3,734 and is being amortized over 10 years.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2006)

28. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(b) Acquisition of Banco de A. Edwards (continued)

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition.

As of January 1, 2002 MCh$
Cash and due from banks	134,311
Financial investments	198,448
Loans, net	1,150,888
Intangibles	34,108
Other	92,183

Total assets acquired	1,609,938

Deposits	912,834
Other interest bearing liabilities	500,814
Other liabilities	79,558

Total liabilities assumed	1,493,206

Net assets acquired	116,732

Of the MCh$34,108 of acquired intangible assets, MCh$30,374 was assigned to core deposits subject to amortization (using an estimated rate that the bank’s customers are expected to leave the bank in future years, based on a historical analyses performed by the Bank), and MCh$3,734 has been assigned to a registered trademark that is being amortized over a 10 year useful life.

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

The Bank has performed the annual impairment test of goodwill required by the standard, which did not result in any impairment. Under Chilean GAAP, the Bank does not present any goodwill as of December 31, 2006. Under U.S. GAAP, the carrying value of goodwill, net of accumulated amortization, related to the push-down of goodwill from Quiñenco, the acquisitions of Banco de A. Edwards and Leasing Andino, described in paragraphs (a), (b) and (n) to this note, respectively, were MCh$391,942 MCh$204,601 and MCh$2,030, respectively.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2006)

28. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(c) Amortization of Goodwill and Intangible Assets (continued)

The table below presents the allocation of the total carrying value of goodwill by segments of the Bank:

Business Segments	MCh$
Wholesale	352,378
Retail Market	166,310
International	43,437
Treasury	11,552
Subsidiaries	24,896

Total goodwill	598,573

(d) Deferred Income taxes

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

Chilean pesos as of December 31, 2006)

28. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(d) Deferred Income taxes (continued)

Additional disclosures required under SFAS No. 109 are further described in paragraph (t) below.

(e) Investments in other companies

As shown in Note 9, certain long-term investments of less than 20% of the outstanding shares in other companies have been recorded using the equity method of accounting. Under U.S. GAAP these investments would generally be accounted for at cost less any non-temporary impairment in value. The effect of recording these assets in accordance with U.S. GAAP is included in the reconciliation of consolidated net income and shareholders’ equity in paragraph (q) below.

(f) Repurchase agreements

The Bank enters into repurchase agreements as a source of financing. In this regard, up to December 31, 2005 under Chilean GAAP the Bank’s investments that have been sold subject to repurchase agreements were reclassified from their investment category to investment collateral under agreements to repurchase. Under U.S. GAAP, no such reclassification is made since, in substance, the investment securities serve only as collateral on the borrowing. Beginning January 1, 2006 the bank no longer reclassifies these investments to the investment collateral under agreements to repurchase category; therefore, no presentation differences arise for the current period, that require reclassifications for purposes of the Article 9 consolidated balance sheets included in paragraph (s) below.

(g) Interest income recognition on non-accrual loans

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

(h) Contingent assets and liabilities

Under Chilean GAAP the Bank recognizes rights and obligations with respect to contingent loans as contingent assets and liabilities. Under U.S. GAAP, such contingent amounts are not recognized on the balance sheet. If U.S. GAAP had been followed, the total assets and liabilities of the Bank would have been lower by MCh$739,109 and MCh$988,359 as of December 31, 2005 and 2006, respectively. This reclassification is included in the Article 9 consolidated financial statements in paragraph (s) below.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2006)

28. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(h) Contingent assets and liabilities (continued)

Within contingent assets and liabilities the Bank includes financial guarantees. For guarantees, in accordance to FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”), a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. Under Chilean GAAP, the Bank recognizes a liability which approximates fair value of the obligation related to guarantees. The required FIN 45 disclosures have been incorporated into paragraph (z), below.

(i) Allowance for loan losses

The determination of the allowance for loan losses and disclosure requirements under U.S. GAAP differs from that under Chilean GAAP in the following respects:

1) Allowance for loan losses

Under Chilean GAAP, the allowance for loan losses is calculated according to specific guidelines set out by the rules of the Superintendency of Banks, as described in Note 1 (1).

Under U.S. GAAP allowances for loan losses should be in amounts adequate to cover inherent losses in the loan portfolio at the respective balance sheet dates. The Bank has estimated its required reserve under U.S. GAAP in the following manner:

i) Commercial loans and leasing operations considered not impaired under Statement of Financial Accounting Standard No. 114, “Accounting by Creditors for Impairment of a Loan” (“SFAS No. 114”), were analyzed and adjusted, if necessary, to reflect the estimated losses not identified based on individual credit analysis. The estimations were performed using historical loan data, in order to estimate the inherent losses in the Bank’s loan portfolio, using patterns and trends based upon historical changes in loan classifications (“migration analysis”).

ii) Commercial loans and leasing operations considered impaired in accordance with the criteria established by SFAS No. 114, were valued at the present value of the expected future cash flows discounted at the loan's effective contractual interest rate, or at market rates in the case of those loans that were considered to be collateral dependent.

iii) Allowance for loan losses for mortgage and consumer loans were determined using risk matrix models including historical loan charge-offs net of recoveries and other variables to adjust changes in trends and conditions.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2006)

28. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(i) Allowance for loan losses (continued)

Based on the preceding estimation process the Bank computed its allowance for loan losses under U.S. GAAP, and compared this estimate with the reported allowance determined in accordance with the guidelines established by the Superintendency of Banks. The additional loan loss allowance included in the determination of the Bank’s allowance for loan losses under Chilean GAAP has not been considered in the determination of the reserve requirements under U.S. GAAP to arrive at a cumulative U.S. GAAP adjustment, as follows:

	As of December 31,
	2005 MCh$	2006 MCh$
U.S. GAAP loan loss reserve	105,133	121,544
Less: Chilean GAAP loan loss allowance as required by the Superintendency of Banks	(144,272)	(144,979)

U.S. GAAP adjustment	(39,139)	(23,435)

The effects of adopting SFAS No. 114 are included in the reconciliation included in paragraph (q) below.

2) Recognition of income

As of December 31, 2004, 2005 and 2006 the recorded investment in loans for which impairment had been recognized in accordance with SFAS No.114 totaled MCh$474,263, MCh$387,203 and MCh$361,861, respectively, with a corresponding valuation allowance of MCh$99,340 MCh$72,769 and MCh$67,060, respectively. For the years ended December 31, 2004, 2005 and 2006 the average recorded investment in impaired loans was MCh$533,748, MCh$417,877 and MCh$365,492, respectively. For the years ended December 31, 2004, 2005 and 2006, the Bank recognized interest on impaired loans MCh$41,254, MCh$45,048 and MCh$27,210. The Bank recognizes interest on impaired loans on an accrual basis, except for past due loans for which the Bank recognizes interest on a cash basis, as described in paragraph (g) above. As of December 31, 2005 and 2006, the Bank had made provisions against all loans which it considered to be impaired.

3) Loan loss recoveries

Under U.S. GAAP recoveries of loans previously charged-off are presented as a reduction of the provision for loan losses. Under Chilean GAAP, until 2003, such recoveries were recognized as other income. Beginning 2005, such recoveries are presented as a reduction of the provision for loan losses.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2006)

28. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(i) Allowance for loan losses (continued)

The following presents an analysis under U.S. GAAP of the changes in the allowance for loan losses during the periods presented.

	2004 MCh$	2005 MCh$	2006 MCh$
Allowance for loan losses in accordance with U.S. GAAP, as of January 1	163,151	122,519	105,133
Price-level restatement (1)	(4,873)	(5,805)	(2,950)
Charge-offs	(104,781)	(68,757)	(60,671)
Loan loss recoveries	35,684	33,679	28,100
Allowances for loan losses established	34,985	25,122	52,440
Allowances for loan losses released	(1,647)	(1,625)	(508)

Balances as of December 31,	122,519	105,133	121,544

(1)	Reflects the effect of inflation and exchange rate changes of branches abroad on the allowance for loan losses under Chilean GAAP at the beginning of each period, adjusted to constant pesos of December 31, 2006.

4) Charge-offs

As discussed in Note 1 (1) of these financial statements, under Chilean GAAP the Bank charges-off loans when collection efforts have been exhausted. Under the rules and regulations established by the Superintendency of Banks, charge-offs must be made within the following maximum prescribed limits:

•	24 months after a loan is past due (3 months after past due for consumer loans) for loans without collateral;

•	36 months after a loan is past due for loans with collateral.

Under U.S. GAAP, loans should be written-off in the period that they are deemed uncollectible. The Bank believes that the charge-off policies it applies in accordance with Chilean GAAP are generally the same as those required under U.S. GAAP.

5) Loan Purchases

On a non-recurring basis, the Bank acquires non-impaired loans directly from the market of from other financial institutions, mainly to meet its customer requirements. Under Chilean GAAP, loans purchased are recorded at fair value (price paid) when acquired, classified and recorded in the loan portfolio line item to which it relates and any discount or premium is recognized as an adjustment to interest income using the effective interest rate method. The Bank does not purchase loans that are deemed impaired at the acquisition date.

Under US GAAP, the Bank applies the requirements of the Statement of Financial Accounting Standards No. 91 (“SFAS 91”), “Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases to non-impaired loans”. When discounts or premiums are attributable to the credit quality of the purchased loan, the accounting treatment for this differences is prescribed by the Statement of Position (SOP) No. 03-3, “Accounting for Certain Loans or Debt Securities Acquired in a Transfer” (SOP 03-3).

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2006)

28. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(i) Allowance for loan losses (continued)

SFAS 91 states that any purchase premiums or discounts on loans shall be recognized as an adjustment of yield generally by the effective interest method based on the contractual terms of the loan. SOP 03-3 requires acquired loans to be recorded at fair value and prohibits carrying over valuation allowances in the initial accounting for acquired impaired loans. Furthermore SOP 03-3 limits the yield that may be accreted (accretable yield) to the excess of the undiscounted expected cash flows over the investor’s initial investment in the loan. The excess of the contractual cash flows over expected cash flows (nonaccretable yield) may not be recognized as an adjustment of yield, loss accrual or valuation allowance. Subsequent increases in cash flows expected to be collected are recognized prospectively through an adjustment of the loan’s yield over its remaining life. Decreases in expected cash flows are recognized as impairments.

Considering that the Bank is not engaged in the purchase of impaired loans and the accounting treatment between Chilean and US GAAP for discounts or premiums as result of the acquisition of non-impaired loans does not differ, no differences arise.

During the years ended December 31, 2004, 2005, and 2006, Banco de Chile purchased non-impaired loans amounting to MCh$ 5,379, MCh$61,470 and MCh$ 161,997.

(j) Investment securities

Under Chilean GAAP, until December 31, 2005 investment securities were classified as permanent and non-permanent. Non-permanent investments with a secondary market were adjusted at their market value in accordance with the specific instructions issued by the Chilean Superintendency of Banks and Financial Institutions. These instructions required that changes in non-permanent investments market value were recorded in income.

Investment securities classified as permanent investments were adjusted at their market value in accordance with the specific instructions issued by the Chilean Superintendency of Banks and Financial Institutions. These instructions required that changes in permanent investments market value were recorded in a separate component of shareholders’ equity, net of taxes.

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

Consequently, investments classified as permanent until 2005 under Chilean GAAP were considered to be “available-for-sale” and all other investments are considered to be “trading”, with the exception of certain investments, maintained by the Bank’s branches in the United States of America, which are classified as “held-to-maturity”.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2006)

28. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(j) Investment securities (continued)

Under Chilean GAAP, securities maintained by the Bank’s branches abroad classified as “held-to-maturity” were stated at fair market value. Under U.S. GAAP, held-to-maturity investments are stated at amortized cost and analyzed for impairment on a periodic basis.

Investment securities maintained by the Bank’s subsidiaries are carried at the lower of price-level restated cost or market value and are classified as “trading” for U.S. GAAP purposes.

(1) Under Chilean GAAP, the unrealized holdings gains (losses) related to investments classified as permanent until 2005 have been included in Shareholders’ equity, which does not differ from the treatment of “available-for-sale” investments under U.S. GAAP.

As stated in Note 2 to these financial statements, beginning 2006 the Bank adopted Circular No.3,345 (the “ Circular”), as issued by the Superintendency of Banks. This circular established new accounting and classification criteria for investments securities and derivative instruments, among other. The new accounting criteria and classification rules are broadly similar to US GAAP, therefore, beginning 2006 no differences arise for investment securities. See Note 1(f) for further details on Chilean GAAP accounting rules on investment securities.

The following are required disclosures for investments classified as available-for-sale in accordance with SFAS Nº115 and the presentation requirements of Article 9 (see paragraph (s) below), and have been prepared using amounts determined in accordance with U.S. GAAP.

Realized gains and losses are determined using the proceeds from sales less the cost of the investment identified to be sold. Gross gains and losses realized on the sale of available-for-sale securities for the year ended December 31, 2004, 2005 and 2006 are as follows:

	Years ended December 31,
	2004 MCh$	2005 MCh$	2006 MCh$
Proceeds on sale of investments resulting in gains	1,527	—	—
Realized gains	28	—	—
Proceeds on sale of investments resulting in losses	—	—	—
Realized losses	—	—	—

The carrying value and market value of securities available-for-sale as of December 31, 2005 and 2006 are as follows:

	Years ended December 31,
	2005				2006
	Carrying Value MCh$	Gross Unrealized Gains MCh$	Gross Unrealized Losses MCh$	Estimated Fair Value MCh$	Carrying Value MCh$	Gross Unrealized Gains MCh$	Gross Unrealized Losses (*) MCh$	Estimated Fair Value MCh$
Available-for-sale Instruments:
U.S. Government debt securities	23,533	1	—	23,534	40,075	—	(9)	40,066
Chilean private sector debt securities	1,624	4	—	1,628	—	—	—	—

Total	25,157	5	—	25,162	40,075	—	(9)	40,066

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2006)

28. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(j) Investment securities (continued)

The contractual maturities of securities, classified by the Bank as available-for-sale, are as follows:

	As of December 31, 2006
	Within one year MCh$	After one year but within five years MCh$	After five years but within 10 years MCh$	Total MCh$
Available-for-sale Instruments:
U.S. Government debt securities	40,066	—	—	40,066

Estimated fair value	40,066	—	—	40,066

(*)	Investments with unrealized losses are disclosed and segregated in accordance with paragraph 21 of EITF 03-01. The unrealized losses were caused by interest rate increases. The contractual terms of these investments do not permit the issuer to settle the securities at a price less than the amortized cost of the investment. Because the Bank has the ability and intends to hold investment until recovery of its investment, which may be maturity, the Bank does not consider these investments to be other than temporary impaired as of December 31, 2006.

(2) The following disclosures are required for investments classified as held-to-maturity in accordance with SFAS No. 115:

	Years ended December 31,
	2005			2006
	Amortized Cost MCh$	Unrealized Losses MCh$	Estimated Fair Value MCh$	Amortized Cost MCh$	Unrealized Losses MCh$	Estimated Fair Value MCh$
Held-to-maturity Instruments:
U.S. Government debt securities	15,740	(1)	15,739	16,003	—	16,003

Total	15,740	(1)	15,739	16,003	—	16,003

The contractual maturities of securities classified by the Bank as held-to-maturity are as follows:

	As of December 31, 2006
	Within one year MCh$	After one year but within five years MCh$	After five years MCh$	Total MCh$
Held-to-maturity Instruments:
U.S. Government debt securities	16,003	—	—	16,003

Estimated fair value	16,003	—	—	16,003

(3) Under U.S. GAAP, the Bank is required to disclose the amounts of unrealized holding gains and losses included in income on securities classified as trading. For the years ended December 31, 2004 and 2005 the Bank recognized in income unrealized holding losses of MCh$759 and MCh$3,319 respectively, and December 31, 2006 recognized in income unrealized holding gains of MCh$4,142 on these securities.

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

Chilean pesos as of December 31, 2006)

28. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(k) Derivatives

The Bank enters into derivative transactions for its own account and to meet customers’ risk management needs. Banco de Chile and its subsidiaries protect themselves against variations in the foreign exchange and interest rate market by using forward contracts, currency futures contracts, currency swaps and interest rates swaps. These activities include hedging and treasury operations and help Banco de Chile and its subsidiaries provide financial products their clients.

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

Until December 31, 2005, forward contracts were recorded at the exchange rate in force at the close of each month and, in accordance with the standards issued by the Chilean Superintendency of Banks and Financial Institutions, initial differences generated by this type of operations were recognized as deferred assets or liabilities and amortized over the term of the related contract. All other derivative instruments were reported at their market value.

Beginning 2006, as a result of the adoption of Circular N°3,345 under Chilean GAAP all financial derivative contracts, which include foreign currency and U.F. forwards, interest rate forwards, currency and interest rate swaps, currency and interest rate options and other financial derivative instruments, are recorded in the balance sheet at cost (including transaction costs) at inception and subsequently measured at their fair value. The fair value is obtained from market quotes, discounted cash flows models and options valuation models, as and where applicable. Derivative contracts are reported as an asset when their fair value is positive and as a liability when negative under the line item “Derivative instruments”. The losses recognized in income associated with these contracts for the years ended December 31, 2004 and 2005 were MCh$21,226 and MCh$19,493 respectively, and the gains recognized in income associated with these contracts for the year ended December 31, 2006 was MCh$25,202.

Until 2005, Chilean accounting rules did not considered the existence of embedded derivatives and, therefore, were not reflected in the financial statements. Beginning 2006, certain derivatives embedded in other financial instruments are treated as separate derivatives when their risk and characteristics are not closely related to those of the main contract and this is not recorded at its fair value with its unrealized gains and losses included in income. The above mentioned circular did not included service type contracts when evaluating for embedded derivatives.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2006)

28. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(k) Derivatives (continued)

Beginning 2006, certain derivatives transactions which do not qualify for hedge accounting under the new accounting rules set by the above mentioned circular are treated and reported as derivatives for investing purposes even though they provide an effective hedge on the risk of net positions.

See further details about the Chilean accounting treatment of derivate instruments in note 1(e).

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

As a result of the new accounting rules adopted in 2006, as set by the circular, no significant differences arise when applying SFAS 133 to derivatives accounting, other than the recognition of certain derivatives embedded in service type contracts.

Fair Value Hedge

During 2006, Banco de Chile has entered into an interest rate swap agreement for hedging its interest rate risk exposure related to the subordinated debt issue during 2006. The interest rate swap agreement modifies the Bank’s exposure to interest risk by converting its subordinated note’s fixed-rate debt to a floating interest. This agreement involves the payment of a fixed rate amount in exchange for floating rate interest payments over the life of the agreement without exchanging any underlying principal.

During the year ended December 31, 2006, Banco de Chile recognized in the line item “Gains from trading activities” a net gain of MCh$ 841 related to the ineffective portion of its hedging instruments.

The effects of the differences in accounting for derivative instruments between Chilean and U.S. GAAP on the consolidated net income and shareholders’ equity of the Bank are included in paragraph (q) below.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2006)

28. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(l) Mandatory dividend

As required by the Chilean General Banking Law, unless otherwise decided by a two-thirds vote of its issued and subscribed shares, the Bank must distribute a cash dividend in an amount equal to at least 30% of its net income for each year as determined in accordance with Chilean GAAP, unless and except to the extent the Bank has unabsorbed prior year losses.

Since the payment of these dividends is a legal requirement in Chile, an accrual for U.S. GAAP purposes is made to recognize the corresponding decrease in equity at each balance sheet date. The Bank’s liabilities would have been greater by MCh$55,356 and MCh$58,574 as of December 31, 2005 and 2006, respectively, under U.S. GAAP. The effects of these adjustments on the shareholders’ equity of the Bank are included in paragraph (q) below.

(m) Assets received in lieu of payment

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

Under U.S. GAAP, assets received in lieu of payment are initially recorded at fair value less any estimated costs to sell at the date of foreclosure, on an individual asset basis. The effect of recording these assets in accordance with U.S. GAAP is included in the reconciliation of consolidated net income and shareholders' equity in paragraph (q) below.

(n) Acquisition of Leasing Andino

On April 23, 1999, the Bank and its subsidiary Banchile Asesorías Financieras S.A. acquired the remaining 35% of shares of Leasing Andino that it did not already own from Orix Corporation for MCh$15,085. Under Chilean GAAP, the Bank recorded goodwill in the amount of MCh$1,326 based on the differences between the investment purchase price and the amount of the underlying equity in the carrying value of the investee’s net assets. As permitted by Chilean GAAP, goodwill can be amortized on an accelerated basis to the extent of the Bank’s net income. Accordingly the Bank completely amortized the goodwill recorded as a result of this transaction during the year ended December 31, 1999.

Under U.S. GAAP, the difference between the cost of an investment and the amount of underlying equity in net assets is allocated to the underlying assets and liabilities based on their respective fair values at the time of the acquisition. Any excess of the cost of the investment over such fair value is treated as goodwill.

The effect of the differences in purchase accounting and the amortization of goodwill is included in the reconciliation of consolidated net income and shareholders' equity in paragraph (q) below.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2006)

28. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(o) Staff severance indemnities

The provision for staff severance indemnities relates to a benefit payable to a defined number of employees, upon their retirement from the Bank, conditional upon having completed 30 years of continuous service. The Bank makes indemnity payments upon termination of the applicable employees, and has not set aside assets to fund its benefit obligation. Under Chilean GAAP, the corresponding liability is calculated by discounting the benefit accrued using real interest rates, as described in Note 1(o), considering current salary levels of all employees eligible under the plan and the estimated average remaining service period. Under U.S. GAAP the corresponding liability is recorded using the shutdown method, consistent with the accounting criteria applied by its parent company, Quiñenco.

The effects of accounting for termination indemnity benefits under U.S. GAAP have been presented in paragraph (q), below.

(p) Accumulated deficit development period

For Chilean GAAP purposes, investments in companies which are in the development stage, over which the Bank has significant influence, are recorded using the equity method, and the Bank’s proportional share of the investee’s income is recorded in a reserve that forms part of the Bank’s shareholders equity. For US GAAP purposes, the proportional share of the investee’s income must be charged directly to income. The effect of differences in accounting methods between Chilean and U.S. GAAP on the consolidated net income and shareholder’s equity of the Bank is included in paragraph (q) below.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2006)

28. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(q) Summary of Income Statement and Shareholders’ Equity differences

The following is a reconciliation of consolidated net income under Chilean GAAP to the corresponding U.S. GAAP amounts:

	Years ended December 31,
	2004 MCh$	2005 MCh$	2006 MCh$	2006 ThUS$
Net income in accordance with Chilean GAAP	161,443	184,519	195,248	365,339
U.S. GAAP adjustments:
Push Down accounting (Note 28(a))
Fair value of intangibles	(12,809)	(10,679)	(13,371)	(25,019)
Fair value of loans	(1,589)	(634)	(993)	(1,858)
Fair value of premises	(240)	(303)	(238)	(445)
Fair value of other	(79)	(354)	221	414
Acquisition of Banco Edwards (Note 28(b))
Fair value of intangibles	(4,023)	(3,319)	(2,637)	(4,934)
Fair value of loans	846	683	548	1,025
Fair value of other interest bearing liabilities	4,574	4,335	4,159	7,782
Fair value of deposits	(27)	—	—	—
Fair value of premises	(9)	(9)	(9)	(17)
Fair value of other	87	83	79	148
Investments in other companies (Note 28 (e))	28	88	(104)	(195)
Deferred income taxes (Note 28 (d))	507	—	—	—
Allowance for loan losses (Note 28 (i))	8,735	(1,006)	(15,704)	(29,385)
Derivatives (Note 28 (k))	(1,270)	(4,988)	(404)	(756)
Held-to-Maturity investments (Note 28 (j))	4	49	69	129
Assets received in lieu of payment (Note 28 (m))	1,082	2,891	1,640	3,069
Staff severance indemnities (Note 28(o))	204	(1,256)	(436)	(816)
Deferred tax effect of the above U.S. GAAP adjustments (Note 28 (d))	(2,067)	2,467	4,768	8,922
Accumulated deficit development period (Note 28 (p))	—	(192)	—	—

Net income in accordance with U.S. GAAP	155,397	172,375	172,836	323,403

Other comprehensive income, net of tax (Note 28(u))	(2,582)	(3,377)	314	587
Unrealized holding gains (losses) on available-for-sale securities, net of tax	(201)	(80)	(11)	(21)
Adjustment for translation differences	(2,381)	(3,297)	325	608

Comprehensive income in accordance with U.S. GAAP	152,815	168,998	173,150	323,990

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2006)

28. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(q) Summary of Income Statement and Shareholders’ Equity differences (continued)

The following is a reconciliation of consolidated shareholders' equity differences under Chilean GAAP to the corresponding amounts under U.S. GAAP:

	Years ended December 31,
	2005 MCh$	2006 MCh$	2006 ThUS$
Shareholders’ Equity in accordance with Chilean GAAP	791,384	834,631	1,561,722
U.S. GAAP adjustments:
Push Down accounting (Note 28(a))
Goodwill	412,297	412,297	771,471
Goodwill accumulated amortization (Note 28(c))	(20,355)	(20,355)	(38,087)
Fair value of intangibles	187,775	187,775	351,356
Amortization of fair value of intangibles	(68,274)	(81,645)	(152,770)
Fair value of loans	993	—	—
Fair value of premises	12,008	12,008	22,469
Amortization of fair value of premise	(1,209)	(1,447)	(2,708)
Fair value of other	(221)	—	—
Acquisition of Banco Edwards (Note 28 (b))
Goodwill	204,601	204,601	382,840
Fair value of intangibles	34,108	34,108	63,821
Amortization of fair value of intangibles	(18,872)	(21,509)	(40,247)
Fair value of loans	(4,039)	(3,491)	(6,532)
Fair value of other interest bearing liabilities	(32,247)	(28,088)	(52,557)
Fair value of premises	93	93	174
Amortization of fair value of premises	(38)	(47)	(88)
Fair value of other	(615)	(536)	(1,003)
Investments in other companies (Note 28 (e))	659	555	1,038
Allowance for loan losses (Note 28 (i))	39,139	23,435	43,850
Derivatives (Note 28 (k))	1,440	66	123
Held-to-Maturity investments (Note 28 (j))	50	119	223
Assets received in lieu of payment (Note 28 (m))	5,053	6,693	12,524
Minimum Dividend (Note 28 (l))	(55,356)	(58,574)	(109,601)
Goodwill – Leasing Andino Acquisition (Note 28 (n))	2,030	2,030	3,798
Staff severance indemnities (Note 28 (o))	(5,132)	(5,568)	(10,419)
Deferred tax effect of the above U.S. GAAP adjustments (Note 28 (d))	(25,501)	(20,733)	(38,794)

Shareholders’ Equity in accordance with U.S. GAAP	1,459,771	1,476,418	2,762,603

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2006)

28. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(q) Summary of Income Statement and Shareholders’ Equity differences (continued)

The following summarizes the changes in shareholders’ equity under U.S. GAAP during the years ended December 31, 2005 and 2006:

	Years ended December 31,
	2005 MCh$	2006 MCh$	2006 ThUS$
Balance as of January 1,	1,400,759	1,459,771	2,731,454
Dividends paid	(161,910)	(153,285)	(286,819)
Mandatory dividends, previous date	48,433	55,356	103,579
Mandatory dividends, closing date	(55,356)	(58,574)	(109,601)
Unrealized gains on Available-for-sale investments, net of taxes	(80)	(11)	(21)
Placement of shares	58,847	—	—
Cumulative translation adjustment	(3,297)	325	608
Net income in accordance with U.S. GAAP	172,375	172,836	323,403

Balance as of December 31,	1,459,771	1,476,418	2,762,603

(r) Net income per share

The following disclosure of net income per share information is not generally required for presentation in the financial statements under Chilean GAAP but is required under U.S. GAAP. Earnings per share is determined by dividing combined net income by the weighted average number of total shares outstanding.

	Years Ended December 31,
	2004 Ch$	2005 Ch$	2006 Ch$
Chilean GAAP (1)
Earnings per share	2.41	2.75	2.84
Weighted average number of total shares outstanding (in millions)	66,932.70	67,091.30	68,821.29
U.S. GAAP (1)
Earnings per share	2.32	2.57	2.51
Weighted average number of total shares outstanding (in millions)	66,932.70	67,091.30	68,821.29

(1)	Basic and diluted earnings per share have been calculated by dividing net income by the weighted average number of common shares outstanding during the year. There are no potentially dilutive effects on the earnings of Banco de Chile as it had not issued convertible debt or equity securities.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2006)

28. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(s) Article 9 Presentation of Income Statements and Balance Sheets

The presentation of the consolidated financial statements differs significantly from the format required by the Securities and Exchange Commission under Rules 210.9 to 210.9-07 of Regulation S-X (“Article 9”). The following financial statements are presented in constant Chilean pesos of December 31, 2006 and are presented in a format that complies with the requirements of Article 9 of Regulation S-X. The Income Statements presented for the years ended December 31, 2004, 2005 and 2006 disclose the Bank’s U.S. GAAP income statements in a format that complies with the requirements of Article 9 of regulation S-X.

The principal reclassifications and adjustments which were made to the basic Chilean GAAP consolidated financial statements in order to present them in the Article 9 format are as follows:

1.	Elimination of contingent assets and liabilities from the balance sheet.

2.	Reclassification of fees relating to contingent loans from interest income under Chilean GAAP to other income under Article 9.

3.	Elimination of the cash clearing account from cash and due from banks.(1)

4.	Presentation of forward contracts classified based on the legal right to offset

5.	Reclassification of assets under lease from other assets to Bank premises and equipment.

6.	Presentation of deferred taxes on net basis.

7.	Reclassification of Mutual Fund units from other assets to trading investments

8.	Reclassification of the amortization of deferred sales forces fees related with loans origination from fees and income from services to interest and fees on loans

9.	Reclassification of other non-operating income and expenses items to other income and expenses as result of being operational income and expenses for US GAAP purposes.

10.	Inclusion of adjustments to U.S. GAAP described in Note 28(q).

(1)	In accordance with regulations issued by the Superintendency of Banks, Chilean banks include under the caption “Cash and due from banks” amounts related to checks from other banks that have been deposited in their clients’ checking accounts that are pending of settlement. As no cash is involved in the transaction, these amounts should not be recorded under U.S. GAAP until the cash is received, which normally occurs the following business day.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2006)

28. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(s) Article 9 Presentation of Income Statements and Balance Sheets (continued)

The following income statements presented for the years ended December 31, 2004, 2005 and 2006 have been prepared in accordance with U.S. GAAP to disclose the Bank’s consolidated income statement in accordance with the requirements of Article 9:

Income Statements

	Years ended December 31,
	2004 MCh$	2005 MCh$	2006 MCh$
INTEREST INCOME:
Interest and fees on loans	550,046	646,208	708,580
Interest on investments	59,787	54,957	65,985
Interest on deposits with banks	2,498	9,061	8,568
Interest under agreements to resell	11,624	9,502	12,495

Total interest income	623,955	719,728	795,628

INTEREST EXPENSE:
Interest on deposits	(93,982)	(176,803)	(262,171)
Interest on investments sold under agreements to purchase	(8,262)	(10,098)	(12,375)
Interest on short-term debt	(5,891)	(5,855)	(8,866)
Interest on long-term debt	(114,599)	(117,879)	(83,389)
Interest on other borrowed funds	—	(1,706)	(1,284)
Price-level restatement (1)	(7,897)	(11,690)	(8,526)

Total interest expense	(230,631)	(324,031)	(376,611)

Net interest income	393,324	395,697	419,017
PROVISION FOR LOAN LOSSES	(33,339)	(23,496)	(51,932)

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	359,985	372,201	367,085

OTHER INCOME:
Fees and income from services, net	105,674	117,567	113,287
Brokerage and securities income net gain (losses) on trading activities	(26,436)	(20,361)	34,160
Net gains (losses) on foreign exchange	19,092	24,155	(10,802)
Other income	6,675	11,507	19,505

Total other income	105,005	132,868	156,150

OTHER EXPENSES:
Salaries	(143,877)	(153,779)	(157,958)
Net premises and equipment expenses	(24,638)	(26,119)	(30,114)
Administration expenses	(86,396)	(103,990)	(113,148)
Other expenses	(33,707)	(29,433)	(29,850)
Minority interest	(1)	—	(1)

Total other expenses	(288,619)	(313,321)	(331,071)

INCOME BEFORE INCOME TAXES	176,371	191,748	192,164
INCOME TAXES	(20,974)	(19,373)	(19,328)

NET INCOME FOR THE YEAR	155,397	172,375	172,836

In connection with the preparation of the Article 9 income statement:

(1)	The price-level restatement includes the effect of inflation primarily resulting from the loss in purchasing power on interest earning assets and interest bearing liabilities due to inflation. As the Bank does not maintain the price-level adjustment for separate categories of assets and liabilities, such adjustment is presented as a component of interest expense.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2006)

28. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(s) Article 9 Presentation of Income Statements and Balance Sheets (continued)

The following balance sheets presented as of December 31, 2005 and 2006 have been prepared in accordance with U.S. GAAP to disclose the Bank’s consolidated balance sheets in accordance with the requirements of Article 9:

Balance Sheets

	As of December 31,
	2005 MCh$	2006 MCh$
ASSETS
Cash and due from banks	507,019	693,418
Term Federal Funds	236,209	101,869
Interest bearing deposits in other banks	74,803	631,709
Investments under agreements to resell	47,676	53,314
Trading investments	1,102,058	916,983
Available-for-sale investments	25,162	40,066
Held-to-maturity investments	15,739	16,003

Subtotal	2,008,666	2,453,362
Loans	7,782,624	8,856,672
Unearned income	(78,273)	(89,930)
Allowance for loan losses	(105,133)	(121,544)

Loans, net	7,599,218	8,645,198
Premises and equipment, net	178,863	202,498
Goodwill	598,573	598,573
Other assets	460,030	417,360

TOTAL ASSETS	10,845,350	12,316,991

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits:
Non-interest bearing	1,897,754	2,070,115
Interest bearing	4,710,131	5,788,816

Total deposits	6,607,885	7,858,931
Short-term borrowings	139,417	384,245
Investments sold under agreements to repurchase	276,435	306,855
Other liabilities	454,275	501,756
Long-term debt	1,907,566	1,788,784

TOTAL LIABILITIES	9,385,578	10,840,571
Minority interest	1	2
Shareholder’s equity:
Common stock	523,130	554,765
Other Shareholders’ equity	936,641	921,653

TOTAL SHAREHOLDERS’ EQUITY	1,459,771	1,476,418

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	10,845,350	12,316,991

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2006)

28. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(s) Article 9 Presentation of Income Statements and Balance Sheets (continued)

The following is a reconciliation of total assets presented in accordance with guidelines established by the Superintendency of Banks and the presentation prescribed by Article 9:

	As of December 31,
	2005 MCh$	2006 MCh$
Total assets of the Bank under Chilean GAAP	10,913,043	12,760,286
Elimination of assets offset by liabilities:
Cash clearing account	(144,997)	(172,096)
Contingent loans	(739,109)	(988,359)
Reclassification of forward contracts	77,018	3,357
Reclassification of deferred taxes	(22,343)	(20,750)
U.S. GAAP adjustments, net	761,738	734,553

Total assets as per Article 9 presentation	10,845,350	12,316,991

(t) Income taxes

The reconciliation of the provision for income taxes charged to income under Chilean GAAP to the corresponding amounts under U.S. GAAP is as follows:

	Years ended December 31,
	2004 MCh$	2005 MCh$	2006 MCh$
Tax expense for the year under Chilean GAAP	(19,414)	(21,840)	(24,096)
U.S. GAAP Adjustments:
Deferred tax effect of applying SFAS No. 109	507	—	—
Deferred tax effect of U.S. GAAP adjustments	(2,067)	2,467	4,768

Tax expense for the year under U.S. GAAP	(20,974)	(19,373)	(19,328)

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2006)

28. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(t) Income taxes (continued)

Deferred tax assets (liabilities) are summarized as follows:

	Years ended December 31,
	2005 MCh$	2006 MCh$
Deferred Tax Assets:
Allowance for loan losses	19,519	21,858
Obligations with repurchase agreements	12,077	8,921
Leasing equipment	6,951	3,344
Deffered income taxes related to purchase accounting of Banco de A. Edwards	3,674	3,310
Personnel provisions	2,216	2,336
Staff vacations	1,851	2,027
Staff severance indemnities	1,844	1,906
Accrued interests and readjustments from risky loan portfolio	2,242	1,462
Assets at market value	1,227	839
Charge-offs from financial investment	67	—
Other adjustments	9,377	7,590

Total Deferred Tax Assets	61,045	53,593

Deferred Tax Liabilities:
Deferred income taxes related to push down accounting adjustments	22,282	19,838
Investments sold under repurchase agreements	11,070	8,911
Depreciation and price-level restatement of fixed assets	6,356	5,990
Transitory assets	2,340	3,158
Other adjustments	2,577	2,691

Total Deferred Tax Liabilities	44,625	40,588

NET DEFERRED TAX ASSETS	16,420	13,005

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2006)

28. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(t) Income taxes (continued)

The provision (benefit) for income taxes under U.S. GAAP differs from the amount of income tax determined by applying the applicable Chilean statutory income tax rate to pretax income as a result of the following differences:

	Years ended December 31,
	2004 MCh$	2005 MCh$	2006 MCh$
Chilean taxes due at the applicable statutory rate (1)	29,983	32,597	32,668
Increase (decrease) in rates resulting from:
Non-deductible expenses	5,213	4,105	4,660
Non-taxable income	(16,424)	(17,492)	(18,175)
Effect on tax and financial equity restatement (2)	(1,661)	(1,970)	(674)
Other	3,863	2,133	849

At effective tax rate	20,974	19,373	19,328

(1)	The Chilean statuary first category (corporate) income tax rate is 17% for 2004, 2005 and 2006.

(2)	This item corresponds to the difference in the basis used for the price-level restatement calculation of shareholder’s equity for financial and tax purposes.

(u) Comprehensive Income

The Bank presents comprehensive income and its components with the objective to report a measure of all changes in shareholders’ equity that result from transactions and other economic events of the period other than transactions with owners (“comprehensive income”). Comprehensive income is the total net income and other non-owner equity transactions that result in changes in net equity.

The following represents accumulated other comprehensive income balance, net of tax, for the years ended December 31, 2004, 2005 and 2006:

	Year ended December 31, 2006
	Before-tax amount MCh$	Tax (expense) or benefit MCh$	Net-of-tax amount MCh$
Beginning balance	(3,655)	(916)	(4,571)
Price-level restatement (1)	113	(19)	94
Unrealized gains on securities available for sale:
Unrealized gains arising during the period	(13)	2	(11)
Less: reclassification adjustment for gains included in income	—	—	—

Net unrealized gains	(13)	2	(11)
Adjustment for translation differences	325	—	325

Ending balance	(3,230)	(933)	(4,163)

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2006)

28. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(u) Comprehensive Income (continued)

	Year ended December 31, 2005
	Before-tax amount MCh$	Tax (expense) or benefit MCh$	Net-of-tax amount MCh$
Beginning balance	(314)	(923)	(1,237)
Price-level restatement (1)	52	(9)	43
Unrealized losses on securities available for sale:
Unrealized losses arising during the period	(96)	16	(80)
Less: reclassification adjustment for losses included in net income	—	—	—

Net unrealized losses	(96)	16	(80)
Adjustment for translation differences	(3,297)	—	(3,297)

Ending balance	(3,655)	(916)	(4,571)

	Year ended December 31, 2004
	Before-tax amount MCh$	Tax (expense) or benefit MCh$	Net-of-tax amount MCh$
Beginning balance	2,351	(971)	1,380
Price-level restatement (1)	(42)	7	(35)
Unrealized losses on securities available for sale:
Unrealized losses arising during the period	(270)	46	(224)
Less: reclassification adjustment for losses included in net income	28	(5)	23

Net unrealized losses	(242)	41	(201)
Adjustment for translation differences	(2,381)	—	(2,381)

Ending balance	(314)	(923)	(1,237)

(1)	Reflects the effect of inflation on the comprehensive income at the beginning of each period, adjusted to constant pesos of December 31, 2006.

(v) Segment information

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

Chilean pesos as of December 31, 2006)

28. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(v) Segment information (continued)

The Bank has strategically aligned its operations into five major segments of business based on its market segmentation and the needs of its clients and trading partners. The Bank manages and measures the performance of its operations through these business segments using an internal profitability reporting system. As stated by SFAS 131, figures for years before 2005 have been restated for comparative purpose according to the current segments in which the Bank measures its business segments during 2005. The internally reported segments are as follows:

Wholesale Market,

The Wholesale market business segment serves the needs of corporate customers with annual sales in excess of Ch$1,200 million that are engaged in a wide spectrum of industry sectors. Services provided include depositing and lending in both Chilean pesos and foreign currency, trade and project financing, working capital financing, leasing, factoring, foreign trade financing, lines of credit, commercial mortgage loans and various non-credit services, such as financial consultancy, collections, supplier payments, payroll management and a wide array of treasury and risk management products, as well as electronic banking services.

Retail Market,

The Retail market business segment serves the financial needs of individuals and middle-market companies (with annual sales of up to Ch$1,200 million) through the Bank of branches network. The principal financial services offered include credit cards, debit cards, residential mortgage loans, consumer loans, commercial loans, leasing loans, as well as deposit services such as checking and savings accounts and time deposits.

International Banking,

The International Banking segment includes services offered principally through the Bank’s New York and Miami branches, but also includes representative offices in Buenos Aires, São Paulo, Mexico City and Beijing and a worldwide network of correspondent banks.

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

The financial information used to measures the performance of the Bank’s business segments is not necessarily comparable with similar information from other financial institutions because it is based on internal reporting policies. The accounting policies are the same as those applied under Chilean GAAP as described in Note 1, except as noted below:

•

The net interest margin of loans and deposits is measured on an individual transaction and individual client basis, stemming from the difference between the effective customer rate and the related Bank's fund transfer price in terms of maturity, re-pricing and currency.

•	The results associated with the gap management (interest rate mismatches) have been allocated amongst different segments in accordance with the amount of long-term loans in each segment.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2006)

28. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(v) Segment information (continued)

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

The following tables show the results of the Bank by operating segments for the three years ended December 31, 2006:

	Year ended December 31, 2006 (1)
	Wholesale Market MCh$	Retail Market MCh$	Treasury MCh$	International Banking MCh$	Subsidiaries MCh$	Other (2) MCh$	Total MCh$
Operating Revenues	130,331	321,937	22,677	15,086	71,843	(1,144)	560,730
Provisions	5,794	(42,319)	—	(90)	(1,114)	1,501	(36,228)
Operating Expenses	(46,900)	(145,554)	(3,548)	(21,296)	(41,446)	(41,793)	(300,537)
Other income and expenses	(6,572)	(3,324)	(20)	(303)	(1,435)	7,033	(4,621)

Net income before taxes	82,653	130,740	19,109	(6,603)	27,848	(34,403)	219,344

	Year ended December 31, 2005 (1)
	Wholesale Market MCh$	Retail Market MCh$	Treasury MCh$	International Banking MCh$	Subsidiaries MCh$	Other (2) MCh$	Total MCh$
Operating Revenues	120,975	291,006	19,226	14,123	71,546	12,343	529,219
Provisions	10,316	(31,546)	—	829	(972)	(1,118)	(22,491)
Operating Expenses	(48,659)	(138,478)	(2,748)	(21,022)	(41,409)	(30,002)	(282,318)
Other income and expenses	(16,273)	(4,020)	(397)	(159)	(2,086)	4,884	(18,051)

Net income before taxes	66,359	116,962	16,081	(6,229)	27,079	(13,893)	206,359

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2006)

28. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(v) Segment information (continued)

	Year ended December 31, 2004 (1)
	Wholesale Market MCh$	Retail Market MCh$	Treasury MCh$	International Banking MCh$	Subsidiaries MCh$	Other (2) MCh$	Total MCh$
Operating Revenues	109,178	264,568	28,767	12,433	69,487	12,492	496,925
Provisions	(8,240)	(31,669)	—	(89)	(1,807)	(268)	(42,073)
Operating Expenses	(50,397)	(128,595)	(2,432)	(8,398)	(37,033)	(28,010)	(254,865)
Other income and expenses	(14,750)	(2,641)	(226)	(152)	(839)	(522)	(19,130)

Net income before taxes	35,791	101,663	26,109	3,794	29,808	(16,308)	180,857

(1)	Segment information disclosed above is based on internal reporting policies and does not conform to Chilean or U.S. GAAP.

(2)	“Other” includes the effect of conforming management accounting policies to accounting principles generally accepted in Chile and a number of non-allocated costs, such as corporate overhead expenses, voluntary provisions and depreciation costs. Also included within other are amounts of miscellaneous income or expenses that are not earned or incurred by one specific segment, including all external rental income.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2006)

28. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(v) Segment information (continued)

Information about geographic areas.

The financial information presented below has been classified considering the country in which the related transactions were originated. Those transactions originated in the United States of America, through Banco de Chile’s operations in New York and Miami, U.S.A., are primarily completed with Chilean and Argentine citizens and enterprises, and are principally denominated in U.S. dollars.

A summary of activities by geographic area is as follows:

	As of December 31,
	2004 MCh$	2005 MCh$	2006 MCh$
Total Interest Revenues
Republic of Chile	583,600	678,636	753,257
U.S.A.	13,771	19,148	24,397
Hong Kong	—	—	—
Total Net Income
Republic of Chile	157,572	190,000	199,473
U.S.A.	3,878	(5,618)	(4,420)
Hong Kong	(7)	137	195
Mortgage Loans
Republic of Chile	867,235	684,424	581,218
U.S.A.	—	—	—
Hong Kong	—	—	—
Commercial Loans
Republic of Chile	2,949,508	3,537,483	3,937,467
U.S.A.	83,383	47,148	33,442
Hong Kong	—	—	—
Income Taxes
Republic of Chile	(19,538)	(21,781)	(23,990)
U.S.A.	123	(30)	(66)
Hong Kong	1	(29)	(40)
Bank Premises and equipment
Republic of Chile	139,600	143,171	149,375
U.S.A.	732	2,270	2,302
Hong Kong	—	—	—
Total Assets
Republic of Chile	9,550,660	10,347,194	12,290,366
U.S.A.	655,841	565,836	469,901
Hong Kong	2	13	19

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2006)

28. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(w) Estimated Fair Value of Financial Instruments and Derivative Financial Instruments

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

Chilean pesos as of December 31, 2006)

28. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(w) Estimated Fair Value of Financial Instruments and Derivative Financial Instruments (continued)

The estimated fair values of financial instruments and derivatives financial instruments are as follows:

	As of December 31,
	2005		2006
	Carrying Amount MCh$	Estimated fair value MCh$	Carrying Amount MCh$	Estimated fair value MCh$
ASSETS
Cash and due from banks	507,019	507,019	693,418	693,418
Interest bearing deposits in other banks	74,803	74,803	631,709	631,709
Term federal funds	236,209	236,209	101,869	101,869
Accounts receivable under spot foreign exchange transactions (1)	78,151	78,151	77,628	77,628
Financial investments	1,190,635	1,190,634	1,026,366	1,026,366
Loans, net (2)	7,599,218	8,134,636	8,645,198	8,382,822
Derivative instruments	78,459	78,459	53,924	53,924
LIABILITIES
Deposits	6,607,884	6,724,403	7,858,932	9,567,349
Accounts payable under spot foreign exchange transactions (1)	52,167	52,167	81,406	81,406
Investments sold under agreements to repurchase	276,435	276,435	306,855	306,855
Short term and long term borrowings	2,046,983	1,993,248	2,173,029	2,187,005
Derivative instruments	138,295	138,295	73,312	73,312

(1)	Included under the captions other assets and other liabilities.

(2)	The carrying amounts of loans in the above table excludes contingent loans since they represent undisbursed amounts under undrawn letters of credit and other credit guarantees granted by the Bank.

(x) Investments in other companies

As of December 31, 2004, 2005 and 2006, investments in other companies and the Bank’s participation in such companies’ results of operations for each of the periods indicated, consist of the following:

	As of and for the years ended December 31,
	2004		2005		2006
	Investment MCh$	Income (Loss) MCh$	Investment MCh$	Income (Loss) MCh$	Investment MCh$	Income (Loss) MCh$	Ownership Interest 2006%
Servipag Ltda.	1,040	161	1,257	216	1,513	256	50.00
Soc. Operadora de Tarjetas de Crédito Nexus S.A	1,127	182	1,168	186	1,219	237	25.81
Administrador Financiero Transantiago S.A.	—	—	1,297	71	1,197	(95)	20.00
Redbanc S.A.	935	146	931	142	943	153	25.42
Centro de Compensación Automatizado S.A. (CCA S.A.)	200	33	217	35	240	40	33.33
Artikos Chile S.A.	46	(175)	120	(187)	164	43	50.00

Total investments in other companies accounted for under the equity method	3,348	347	4,990	463	5,276	634
Other investments carried at cost	2,948	142	2,979	129	2,972	293

Total investments in other companies	6,296	489	7,969	592	8,248	927

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2006)

28. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(y) Bank premises and equipment, net

The major categories of Bank premises and equipment net of accumulated depreciation are as follows:

	As of December 31,
	2005 MCh$	2006 MCh$
Land and buildings	108,418	109,709
Machinery and equipment	39,369	46,344
Assets under lease	22,568	40,214
Furniture and fixtures	5,295	3,055
Other assets	2,361	2,335
Vehicles	852	841

Bank premises and equipment, net	178,863	202,498

In accordance with rules of the Superintendency of Banks, bank premises and equipment are presented net of accumulated depreciation. As a result no information is available for either accumulated depreciation or total bank premises and equipment.

(z) Other assets and other liabilities

(1) Other assets

	As of December 31,
	2005 MCh$	2006 MCh$
Intangibles	134,736	118,728
Amounts receivable under spot foreign exchange transaction	78,151	77,628
Derivative instruments	78,459	53,924
Payments from counterparties to be settled	52,294	36,766
Intangibles (software and licenses for trademark use)	14,597	22,655
Assets received in lieu of payment	15,722	17,492
Deferred fees	9,464	14,220
Deferred income tax assets, net	16,420	13,005
Transactions in process	6,993	8,313
Investments in other companies	7,969	8,248
Notes receivable	11,708	6,600
VAT fiscal credit	5,789	6,030
Recoverable taxes	1,831	4,916
Assets to be securitized	—	4,860
Accounts receivable for assets received in lieu of payment sold	1,332	2,309
Prepaid expenses	1,715	1,855
Additional consideration paid in the purchase of mortgage bonds	1,799	1,150
Materials and supplies	637	640
Accounts receivable for financial investments sold	2,035	—
Other	18,379	18,021

Total other assets	460,030	417,360

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2006)

28. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(z) Other assets and other liabilities (continued)

(2) Other liabilities

	As of December 31,
	2005 MCh$	2006 MCh$
Accounts payable	86,523	156,151
Amounts payable under spot foreign exchange transaction	52,167	81,406
Derivative instruments, net	138,295	73,312
Provision for minimum dividend	55,356	58,574
Payments to counterparties to be settled	48,989	44,604
Notes payable	19,984	25,154
Accrued staff vacation expense	16,061	17,801
Transactions in process	2,122	7,882
Leasing deferred gains	6,816	6,464
Provision for staff severance indemnities and personnel expenses	6,930	6,436
VAT	4,324	5,931
Administration and credit card contract provision	3,818	5,500
Deferred fees	4,224	3,769
Legal contingencies provision	879	1,386
Allowance for income taxes, net	2,621	—
Other	5,166	7,386

Total other liabilities	454,275	501,756

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

	As of December 31, 2005		As of December 31, 2006
	Book value MCh$	Contract amount MCh$	Book value MCh$	Contract amount MCh$
Performance bonds	3,220	550,712	3,139	681,427
Foreign office guarantees	11	22,437	11	39,067
Standby letters of credits	136	11,307	129	26,343

Total	3,367	584,456	3,279	746,837

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

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2006)

28. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(z) Other assets and other liabilities (continued)

The expiration of guarantees, per period is as follows:

	Due within 1 year MCh$	Due after 1 year but within 3 year MCh$	Due after 3 years but within 5 years MCh$	Due after 5 years MCh$	Total MCh$
Performance bonds	398,065	239,332	43,535	495	681,427
Foreign office guarantees	39,067	—	—	—	39,067
Standby letters of credits	5,259	19,827	1,257	—	26,343

Total	442,391	259,159	44,792	495	746,837

(aa) Other Interest Bearing Liabilities

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

	As of December 31, 2005			As of December 31, 2006
	Long-term MCh$	Short-term MCh$	Total MCh$	Long-term MCh$	Short-term MCh$	Total MCh$
Foreign borrowings	661,108	14,277	675,385	319,173	272,400	591,573
Bonds	331,522	—	331,522	554,272	—	554,272
Mortgage finance bonds	600,439	—	600,439	505,725	—	505,725
Subordinated bonds	311,695	—	311,695	405,942	—	405,942
Investments under agreements to repurchase	—	276,435	276,435	—	306,855	306,855
Borrowings from domestic financial institutions	—	92,054	92,054	—	88,261	88,261
Other obligations	1,366	33,086	34,452	2,848	23,584	26,432
Central Bank Credit lines for renegotiation of loans	1,436	—	1,436	824	—	824

Total other interest bearing liabilities	1,907,566	415,852	2,323,418	1,788,784	691,100	2,479,884

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2006)

28. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(aa) Other Interest Bearing Liabilities (continued)

Mortgage finance bonds

These bonds are used to finance the granting of mortgage loans. The outstanding principal amounts of the bonds are amortized on a quarterly basis. The range of maturities of these bonds is between five and twenty years. The bonds are linked to the UF index and carry a weighted average annual rate of interest of 4.56% as of December 31, 2006.

The maturities of outstanding mortgage bond amounts as of December 31, 2006 are as follows:

As of December 31, 2006 MCh$
Due within 1 year	66,944
Due after 1 year but within 2 years	49,487
Due after 2 years but within 3 years	48,606
Due after 3 years but within 4 years	47,341
Due after 4 years but within 5 years	44,838
Due after 5 years	248,509

Total mortgage finance bonds	505,725

(ab) Shareholders’ Equity

The Bank’s paid-in capital consists of 69,037,564,665 authorized shares with no fixed nominal value, issued and outstanding as of December 31, 2006. Dividends related to the year ended December 31, 2005 were paid-out based on the legal entities in existence as of the year end.

Dividends are declared and paid during the year subsequent to that in which the related net income was earned.

Dividends were declared and paid to shareholders based on prior year net income determined under Chilean GAAP for the years ended December 31, 2004, 2005 and 2006 (presented in constant Chilean pesos as of December 31, 2006) are as follows:

	Paid during the year ended December 31,
	2004 MCh$	2005 MCh$	2006 MCh$
Dividends	142,135	161,910	153,285
Dividends per share	2.09	2.44	2.25

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2006)

28. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(ac) Fees and income from services

The Bank’s fees and income from services and non-operating income and expenses for the years ended December 31, 2004, 2005 and 2006 are summarized as follows:

	Years ended December 31,
	2004		2005		2006
	Income MCh$	Expenses MCh$	Income MCh$	Expenses MCh$	Income MCh$	Expenses MCh$
Fees and income from services
Mutual funds management	21,380	(1,936)	25,293	(2,334)	25,472	(2,341)
Sight accounts and ATMs	20,935	(9,794)	22,875	(9,495)	24,592	(10,108)
Insurance	15,293	(182)	20,579	(160)	24,429	(201)
Stock brokerage	13,601	(820)	15,448	(32)	11,127	(626)
Cash management services	8,559	(10)	9,795	(235)	10,865	(94)
Collection of overdue loans	9,064	—	8,838	—	9,883	—
Credit lines	7,137	—	7,425	—	8,078	—
Demand deposits	6,051	—	5,959	—	6,723	—
Contingent fees	3,945	—	4,440	—	4,963	—
Credit	5,730	—	9,764	—	4,567	—
Foreign trade and currency exchange	3,606	—	3,407	—	3,863	—
Income and revenue from assets received in lieu of payment	5,808	(1,710)	5,178	(1,586)	3,740	(1,408)
Financial advisory services	2,678	—	942	—	2,844	—
Letters of credit guarantees, collaterals and other contingent loans	3,149	—	3,083	—	2,470	—
Custody and trust services	1,480	—	1,799	—	2,076	—
Collection services	3,767	—	2,580	—	1,944	—
Leasing	1,719	(91)	1,623	(313)	1,467	(199)
Factoring	670	(53)	631	(8)	869	(7)
Teller services expenses	—	(3,584)	—	(4,043)	—	(4,606)
Cobranding	—	(3,843)	—	(5,939)	—	(6,977)
Fees from sales force	—	(9,285)	—	(10,007)	—	(13,354)
Other	3,972	(1,562)	3,806	(1,746)	5,455	(2,219)

Total	138,544	(32,870)	153,465	(35,898)	155,427	(42,140)

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2006)

28. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(ad) Other income and expense

	Years ended December 31,
	2004		2005		2006
	Income MCh$	Expenses MCh$	Income MCh$	Expenses MCh$	Income MCh$	Expenses MCh$
Other income and expenses
Gains on sales of assets received in lieu of payment	891	—	4,478	—	9,541	—
Prior year tax differences	5	—	—	—	3,343	—
Rental income	2,492	—	2,402	—	2,396	—
Assets received in lieu of payment	1,082	—	2,891	—	1,640	—
Income (losses) attributable to investments in other companies, net	489	—	592	—	927	—
Gains from sale of shares	—	—	—	—	447	—
Recoveries of expenses	617	—	301	—	258	—
Fair Value Other	—	(78)	—	(354)	221	—
Foreign trade income	154	—	134	—	110	—
Income from sale of fixed assets	314	—	125	—	71	—
Dividends received	59	—	93	—	55	—
Leasing income	80	—	57	—	6	—
Tax expenses from previous years	—	(2,377)	—	—	—	—
Provision and charge-offs other assets	—	(432)	—	—	—	—
Amortization of intangibles	—	(16,832)	—	(13,998)	—	(16,008)
Charge-offs assets received in lieu of payment	—	(8,694)	—	(11,053)	—	(9,832)
Charge-offs	—	(1,404)	—	(1,311)	—	(1,360)
Write-offs for frauds	—	(1,124)	—	(557)	—	(558)
Legal contingencies provision	—	(193)	—	(20)	—	(537)
Expenses on charge-offs for leasing	—	(256)	—	(367)	—	(199)
Advertising expenses	—	(56)	—	(63)	—	(70)
Charge-offs and provisions related to fixed assets	—	(46)	—	(25)	—	(17)
Provision for recovered leased assets	—	(1,538)	—	(1,084)	—	(15)
Reversal of adjustments and interest from previous years	—	(131)	—	(49)	—	(13)
Other	492	(546)	434	(552)	490	(1,241)

Total	6,675	(33,707)	11,507	(29,433)	19,505	(29,850)

(ae) Recent accounting pronouncements

In February 2007, the Financial Accounting Standard Board (“FASB”) issued SFAS No. 159 (“SFAS 159”), “The Fair Value Option for Financial Assets and Financial Liabilities”, effective for fiscal years beginning after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provisions of SFAS No. 157. SFAS 159 permits entities to choose to measure financial assets and liabilities at fair value. The election to measure a financial asset or liability at fair value can be made on an instrument-by-instrument basis and is irrevocable. The difference between carrying value and fair value at the election date is recorded as a transition adjustment to opening retained earnings. Subsequent changes in fair value are recognized in earnings. The Company is currently assessing the impact that the adoption of the standard will have on its consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157 (“SFAS 157”), “Fair Value Measurements.” SFAS 157 clarifies the principle that fair value should be based on the assumptions that market participants would use when pricing an asset or liability. Additionally, it establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Management does not expect the adoption of SFAS 157 will have a material impact on the consolidated financial statements.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2006)

28. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(ae) Recent accounting pronouncements (continued)

In July 2006, the FASB issued FASB Interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes”. FIN 48 is an interpretation of SFAS No. 109, “Accounting for Income Taxes” and seeks to reduce the diversity in practice associated with certain aspects of measurement and recognition in accounting for income taxes. FIN 48 clarifies the accounting for income taxes by prescribing a minimum threshold a tax position is required to meet before being recognized in the financial statements. In addition, FIN 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and requires expanded disclosure with respect to the uncertainty in income taxes. FIN 48 is effective as of the beginning of our 2007 fiscal year. The cumulative effect, if any, of applying FIN 48 is to be reported as an adjustment to the opening balance of retained earnings in the year of adoption. Management is currently evaluating the effect of this interpretation on the Bank’s results of operations and financial condition.

On February 16, 2006, the FASB issued SFAS No. 155 (“SFAS 155”), “Accounting for Certain Hybrid Instruments”, which permits, but does not require, fair value accounting for any hybrid financial instrument that contains an embedded derivative that would otherwise require bifurcation in accordance with SFAS 133. The statement also subjects beneficial interests issued by securitization vehicles to the requirements of SFAS 133. The statement is effective as of January 1, 2007, with earlier adoption permitted. Management is currently evaluating the effect of the statement on the Bank’s results of operations and financial condition.