Form 20-F
period 2007-12-31
BANK OF CHILE
filed 2008-06-27
CIK 1161125

As filed with the Securities and Exchange Commission on June 27, 2008

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

Commission file number 001-15266

BANCO DE CHILE

(Exact name of Registrant as specified in its charter)

BANK OF CHILE

(Translation of Registrant’s name into English)

REPUBLIC OF CHILE

(Jurisdiction of incorporation or organization)

Banco de Chile

Ahumada 251

Santiago, Chile

(562) 637-1111

(Address of principal executive offices)

Pedro Samhan E.

Banco de Chile

Ahumada 251

Santiago, Chile

Telephone: (562) 653-5150

Facsimile: (562) 653-5156

(Name, telephone, e-mail and/or facsimile number and address of company contact person)

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: Shares of common stock: 71,996,083,216

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes  ☒    No  ☐

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

Large accelerated filer  ☒                    Accelerated filer  ☐                    Non-accelerated filer  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP  ☐                    IFRS  ☐                    Other  ☒

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐  Item 17    ☒  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes  ☐    No  ☒

PRESENTATION OF FINANCIAL INFORMATION

We prepare our audited consolidated financial statements in Chilean pesos and in accordance with generally accepted accounting principles in Chile, or Chilean GAAP, and the rules of the Superintendencia de Bancos e Instituciones Financieras, or the Chilean Superintendency of Banks. Together, these requirements differ in certain significant respects from generally accepted accounting principles in the United States, or U.S. GAAP. References to “Chilean GAAP” in this annual report are to Chilean GAAP, as supplemented by the applicable rules of the Chilean Superintendency of Banks. See Note 29 to our audited consolidated financial statements contained elsewhere in this annual report for a description of the material differences between Chilean GAAP and U.S. GAAP, as they relate to us and our consolidated subsidiaries, and a reconciliation to U.S. GAAP of net income and shareholders’ equity.

Pursuant to Chilean GAAP, unless otherwise indicated, financial data for all full-year periods through December 31, 2007 included in our audited consolidated financial statements and in the other financial information contained elsewhere in this annual report have been restated in constant Chilean pesos of December 31, 2007.

In this annual report, references to “$,” “U.S.$,” “U.S. dollars” and “dollars” are to United States dollars, references to “pesos” or “Ch$” are to Chilean pesos, and references to “UF” are to “Unidades de Fomento.” The UF is an inflation-indexed Chilean monetary unit of account with a value in Chilean pesos that is linked to and adjusted daily to reflect changes in the Consumer Price Index of the Instituto Nacional de Estadísticas, or the Chilean National Institute of Statistics. As of December 31, 2007, one UF equaled U.S.$39.58 and Ch$19,622.66. See Note 1 to our audited consolidated financial statements. Percentages and certain dollar and peso amounts contained in this annual report have been rounded for ease of presentation.

This annual report contains translations of certain Chilean peso amounts into U.S. dollars at specified rates solely for your convenience. These translations should not be construed as representations that the Chilean peso amounts actually represent such U.S. dollar amounts, were converted from U.S. dollars at the rate indicated in preparing our audited consolidated financial statements or could be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, such U.S. dollar amounts have been translated from Chilean pesos based on the observed exchange rate, as described in “Item 3. Key Information—Selected Financial Data—Exchange Rates,” reported by the Banco Central de Chile, or the Central Bank, for December 28, 2007 (the latest practicable date, as December 29, 30 and 31, 2007 were banking holidays in Chile). The observed exchange rate on June 23, 2008 was Ch$493.56 = U.S.$1.00. The rate reported by the Central Bank is based on the rate for the prior business day in Chile and is the exchange rate specified by the Chilean Superintendency of Banks for use by Chilean banks in the preparation of their financial statements. The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos.

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

SELECTED FINANCIAL DATA

The following table presents historical financial information about us as of the dates and for each of the periods indicated. The following table should be read in conjunction with, and is qualified in its entirety by reference to, our audited consolidated financial statements appearing elsewhere in this annual report. Our audited consolidated financial statements are prepared in accordance with Chilean GAAP and the rules of the Chilean Superintendency of Banks, which together differ in certain significant respects from U.S. GAAP. Note 29 to our audited consolidated financial statements provides a description of the material differences between Chilean GAAP and U.S. GAAP and a reconciliation to U.S. GAAP of net income for the years ended December 31, 2005, 2006 and 2007 and shareholders’ equity at December 31, 2006 and 2007.

	At or for the year ended December 31,
	2003		2004		2005		2006		2007		2007
	(in millions of constant Ch$ as of December 31, 2007, except share data)										(in thousands of U.S.$)
CONSOLIDATED INCOME STATEMENT DATA
Chilean GAAP:
Interest revenue	Ch$	609,479	Ch$	641,577	Ch$	749,421	Ch$	835,200	Ch$	1,170,098	U.S.$	2,359,925
Interest expense		(238,047)		(244,102)		(340,111)		(399,790)		(631,633)		(1,273,916)

Net interest revenue		371,432		397,475		409,310		435,410		538,465		1,086,009
Provisions for loan losses		(40,427)		(45,187)		(24,155)		(38,909)		(52,619)		(106,125)
Total fees and income from services, net		111,187		143,108		150,550		143,531		168,490		339,821
Total other operating income (loss), net		2,617		(6,884)		8,522		23,390		(15,347)		(30,952)
Total other income and expenses, net		(12,532)		(12,064)		(6,830)		4,086		1,580		3,185
Total operating expenses		(259,254)		(273,725)		(303,211)		(322,776)		(333,413)		(672,447)
Loss from price-level restatement		(4,700)		(8,482)		(12,556)		(9,157)		(37,948)		(76,536)

Income before income taxes		168,323		194,241		221,630		235,575		269,208		542,955
Income taxes		(16,303)		(20,851)		(23,456)		(25,879)		(26,920)		(54,294)

Net income		152,020		173,390		198,174		209,696		242,288		488,661

Earnings per share(1)		2.23		2.59		2.95		3.05		3.39		0.007
Dividends per share(2)		0.91		2.24		2.63		2.42		2.51		0.005
Weighted average number of shares (in millions)		68,079.78		66,932.68		67,091.30		68,821.32		71,494.60		—
U.S. GAAP(3):
Interest revenue		526,608		670,128		772,988		854,505		1,185,410		2,390,807
Interest expense		(237,716)		(247,698)		(348,011)		(404,480)		(665,614)		(1,342,451)
Net interest revenue		288,892		422,430		424,977		450,025		519,796		1,048,356
Provisions for loan losses		(31,916)		(35,806)		(25,235)		(55,775)		(50,038)		(100,920)
Net income		151,841		166,896		185,131		185,626		231,015		465,926
Earnings per share on continuing operations		2.06		2.48		2.85		2.77		3.24		0.007
Earnings per share on discontinued operations		0.19		0.01		(0.09)		(0.07)		(0.01)		—
Earnings per share(1)		2.23		2.49		2.76		2.70		3.23		0.007
Weighted average number of total shares(4)		68,079.78		66,932.68		67,091.30		68,821.32		71,494.60		—

	At or for the year ended December 31,
	2003		2004		2005		2006		2007		2007
	(in millions of constant Ch$ as of December 31, 2007, except share data)										(in thousands of U.S.$)
CONSOLIDATED BALANCE SHEET DATA
Chilean GAAP:
Cash and due from banks		997,723		1,011,766		722,967		1,309,285		773,361		1,559,762
Investments purchased under agreements to resell		34,537		29,889		51,204		57,259		69,130		139,426
Financial investments		2,177,988		1,789,058		1,512,575		1,346,196		1,247,481		2,515,996
Loans, net of allowances		7,075,028		7,651,355		8,843,290		10,186,205		11,652,786		23,502,049
Derivative instruments		—		—		—		54,238		81,112		163,592
Other assets		485,593		479,715		590,572		751,364		796,640		1,606,711

Total assets		10,770,869		10,961,783		11,720,608		13,704,547		14,620,510		29,487,536

Deposits		6,188,142		6,573,191		7,252,595		8,625,323		9,063,071		18,278,954
Other interest bearing liabilities		2,993,575		2,683,485		2,460,717		2,633,229		2,834,326		5,716,442
Derivative instruments		10,279		50,646		65,812		75,132		120,162		242,350
Other liabilities		768,806		888,173		1,091,538		1,474,470		1,551,558		3,129,277

Total liabilities		9,960,802		10,195,495		10,870,662		12,808,154		13,569,117		27,367,023
Shareholders’ equity	Ch$	810,067	Ch$	766,288	Ch$	849,946	Ch$	896,393	Ch$	1,051,393	U.S.$	2,120,513
U.S. GAAP(3):
Financial investments		1,899,209		1,681,335		1,227,538		1,045,058		697,897		1,407,561
Loans, net		6,680,830		7,145,623		8,161,560		9,214,247		10,488,546		21,153,939
Total assets		10,721,396		10,909,982		11,647,906		13,228,447		13,872,563		27,979,031
Total liabilities		9,160,303		9,405,568		10,080,112		11,642,775		12,152,942		24,510,797
Total shareholders’ equity		1,561,093		1,504,414		1,567,794		1,585,672		1,719,621		3,468,234

	At or for the year ended December 31,
	2003	2004	2005	2006	2007
CONSOLIDATED RATIOS
Chilean GAAP:
Profitability and Performance
Net interest margin(5)	3.90%	4.09%	4.10%	3.95%	4.42%
Return on average total assets(6)	1.45	1.59	1.75	1.68	1.78%
Return on average shareholders’ equity(7)	20.01	23.56	26.66	25.00	27.42%
Capital
Average shareholders’ equity as a percentage of average total assets	7.22	6.75	6.56	6.73	6.50
Bank regulatory capital as a percentage of minimum regulatory capital	202.71	179.13	184.06	165.71	183.33
Ratio of liabilities to regulatory capital(8)	15.14	17.20	16.68	18.65	16.77
Credit Quality
Substandard loans as a percentage of total loans(9)	5.16	6.51	4.62	3.76	3.28
Past due loans as a percentage of total loans	1.69	1.23	0.87	0.64	0.52
Allowances for loan losses as a percentage of substandard loans(9)	55.56	34.30	37.26	40.06	41.60
Allowances for loan losses as a percentage of past due loans	170.09	181.59	198.05	235.03	262.76
Allowances for loan losses as a percentage of total loans	2.87	2.23	1.72	1.51	1.36
Past due amounts as a percentage of bank regulatory capital	18.67	16.23	12.00	9.65	7.58
Consolidated risk index(10)	2.36	2.23	1.72	1.51	1.36
Operating Ratios
Operating expenses/operating revenue	53.43	51.29	53.35	53.60	48.21
Operating expenses/average total assets	2.46	2.51	2.68	2.59	2.45
U.S. GAAP:
Profitability and Performance
Net interest margin(11)	3.03	4.34	4.25	4.08	4.27
Return on average total assets(12)	1.44	1.53	1.64	1.49	1.70

(1)	Earnings per share data have been calculated by dividing net income by the weighted average number of common shares outstanding during the year.

(2)	Dividends per share data are calculated by dividing the amount of the dividend paid by the number of shares outstanding.

(3)	All U.S. GAAP numbers use Article 9 presentation. All U.S. GAAP figures have been calculated taking into account the U.S. GAAP adjustments set forth in Note 29 to our audited consolidated financial statements.

(4)	For 2004, the weighted average of shares outstanding includes the effect of the repurchase of our shares during 2004. For 2005, the weighted average of shares outstanding includes the effect of the sale of 1,701,994,590 shares issued by us in accordance with our share repurchase program. For 2006, the weighted average of shares outstanding includes the effect of the issuance and distribution of 957,781,060 shares as a result of the capitalization of retained earnings. For 2007, the weighted average of shares outstanding includes the effect of the issuance and distribution of 882,459,200 shares as a result of the capitalization of retained earnings and the effect of the issuance and payment of 2,076,059,351 shares in connection with a capital increase.

(5)	Net interest revenue divided by average interest earning assets. The average balances for interest earning assets, including interest and readjustments, have been calculated on the basis of our daily balances and on the basis of monthly balances for our subsidiaries.

(6)	Net income (loss) divided by average total assets. The average balances for total assets have been calculated on the basis of our daily balances and on the basis of monthly balances for our subsidiaries.

(7)	Net income (loss) divided by average shareholders’ equity. The average balances for shareholders’ equity have been calculated on the basis of our daily balances.

(8)	Total liabilities divided by bank regulatory capital.

(9)	See “Item 4. Information on the Company—Selected Statistical Information—Analysis of Substandard Loans and Amounts Past Due.”

(10)	The guidelines used to calculate our consolidated risk index were amended in 2004. As a result, our consolidated risk index as of December 31, 2004, 2005, 2006 and 2007 are not comparable to the consolidated risk index presented for preceding 2004.

(11)	Net interest revenue under U.S. GAAP divided by average interest earning assets.

(12)	Net income under U.S. GAAP divided by average total assets.

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

Purchases and sales of foreign exchange which may be effected outside the Formal Exchange Market can be carried out in the Mercado Cambiario Informal, or the Informal Exchange Market. There are no limits imposed on the extent to which the rate of exchange in the Informal Exchange Market can fluctuate above or below the observed exchange rate. On December 28, 2007 (the latest practicable date as December 29, 30 and 31, 2007 were banking holidays in Chile), the average exchange rate in the Informal Exchange Market was Ch$497.95 per U.S.$1.00, or 0.43% higher than the published observed exchange rate of Ch$495.82 per U.S.$1.00.

The following table sets forth the annual low, high, average and period-end observed exchange rate for U.S. dollars for each year beginning in 2003, as reported by the Central Bank:

	Daily Observed Exchange Rate Ch$ per U.S.$(1)
Year	Low(2)		High(2)		Average(3)		Period End(4)
2003	Ch$	593.10	Ch$	758.21	Ch$	691.40	Ch$	599.42
2004		559.21		649.45		609.53		559.83
2005		509.70		592.75		559.77		514.21
2006		511.44		549.63		530.28		534.43
2007		493.14		548.67		522.47		495.82
December		495.49		506.79		499.28		495.82
2008
January		463.58		498.05		480.90		465.30
February		458.02		476.44		467.22		458.02
March		431.22		454.94		442.94		439.09
April		433.98		459.16		446.43		459.16
May		461.49		479.40		470.10		479.40
June(5)		479.54		500.55		488.70		493.56

Source: Central Bank.

(1)	Nominal amounts.

(2)	Exchange rates are the actual low and high, on a day-by-day basis for each period.

(3)	The average of monthly average rates during the year.

(4)	As reported by the Central Bank the first business day of the following period.

(5)	Period from June 1, 2008 through June 23, 2008.

The observed exchange rate on June 23, 2008 was Ch$493.56 = U.S.$1.00. The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos.

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

Risks Relating to our Operations and the Banking Industry

The integration and organization of our business could disrupt our operations and adversely affect our financial business.

On December 27, 2007, our shareholders approved the merger of Citibank Chile with and into Banco de Chile, which became effective on January 1, 2008. As a result of the merger, we are currently undergoing a process of integrating our systems, operations, businesses and employees with those of Citibank Chile. If this integration process is not successfully completed, it may lead to significant disruptions in our operations and, as a result, our business and financial condition may be adversely affected. The aforementioned risks could be compounded if we were to undertake any additional significant acquisitions in the near future.

The growth of our loan portfolio may expose us to increased loan losses.

From December 31, 2003 to December 31, 2007, our aggregate loan portfolio, net of interbank loans (on an unconsolidated basis) grew by 93.4% in nominal terms and 66.1% in real terms to Ch$11,732,799 million. During the same period, our consumer loan portfolio grew by 163.1% in nominal terms and 125.9% in real terms to Ch$1,257,738 million, each calculated in accordance with the loan classification system of the Chilean Superintendency of Banks. Expansion of our loan portfolio (particularly in the retail market) may expose us to a higher level of loan losses and require us to establish higher levels of allowances for loan losses. For the year ended December 31, 2007, total allowances for loan losses accounted for Ch$156,949 million, or 1.34%, of total loans.

Our loan portfolio may not continue to grow at the same or similar rate.

We cannot assure you that in the future our loan portfolio will continue to grow at historical rates. According to the Chilean Superintendency of Banks, from December 31, 2003 to December 31, 2007, the aggregate amount of loans outstanding in the Chilean banking system (on an unconsolidated basis) grew by 92.9% in nominal terms and 65.7% in real terms to Ch$63,331,009 million. A reversal of the growth rate of the Chilean economy could adversely affect the rate of growth of our loan portfolio and our risk index and, accordingly, increase our required allowances for loan losses. See “Item 4. Information on the Company—Regulation and Supervision” and “Item 4. Information on the Company—Selected Statistical Information.”

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

Pursuant to the Ley General de Bancos, or the General Banking Law, all Chilean banks may, subject to the approval of the Chilean Superintendency of Banks, engage in additional businesses depending on the risk of the activity and the strength of the bank. The General Banking Law also applies to the Chilean banking system a modified version of the capital adequacy guidelines issued by the Basel Committee on Banking Regulation and Supervisory Practices, or Basel Committee, and limits the discretion of the Chilean Superintendency of Banks to deny new banking licenses. There can be no assurance that regulators will not impose more restrictive limitations in the future on the activities of banks, including us, than those that are currently in effect. Any such change could have a material adverse effect on our financial condition or results of operations.

Increased competition and industry consolidation may adversely affect our operations.

The Chilean market for financial services is highly competitive. We compete with other Chilean private sector domestic and foreign banks, with Banco del Estado de Chile, a public sector bank, and with large department stores that make consumer loans to a large portion of the Chilean population. In 2002, two new private sector banks affiliated with Chile’s largest department stores began their operations, mainly as consumer and medium-sized corporate niche banks. In 2003, a new niche bank oriented at servicing corporations began its operations, and in 2004, two new retail banks commenced operations. The retail market (comprised of individuals and small- and medium-sized companies) has become the target market of several banks, and competition with respect to these customers is likely to increase. As a result, net interest margins (after credit risk) in these sub-segments are likely to decline. Although we believe that demand for financial products and services from the retail market will continue to grow during the remainder of the decade, we cannot assure you that net interest margins will be maintained at their current levels.

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

The increase in competition within the Chilean banking industry in recent years has led to, among other things, consolidation in the industry. For example, on August 1, 2002, Banco Santiago and Banco Santander-Chile, the then-second and third largest banks in Chile, respectively, merged to create Chile’s largest bank. In 2003, Banco del Desarrollo merged with Banco Sudameris; in 2004, Banco Security merged with Dresdner Banque Nationale de Paris; in 2005, Banco de Creditos e Inversiones merged with Banco Conosur; in 2007, Banco Itaú adquired Bank Boston unit in Chile, while Rabobank adquired HNS Bank and Scotiabank adquired Banco del Desarrollo; and on January 1, 2008, we merged with Citibank Chile. We expect the trends of increased competition and consolidation to continue and result in the formation of new large financial groups. Consolidation, which can result in the creation of larger and stronger banks, may adversely affect our financial condition and results of operations by decreasing the net interest margins we are able to generate and by increasing our costs of operations.

Our exposure to certain segments of the retail market could lead to higher levels of past due loans and subsequent charge-offs.

Although we historically emphasized banking for the wholesale market and high income individuals, an increasing proportion of our retail market consists of middle-sized and small companies (approximately 7.2% of the value of our total loan portfolio at December 31, 2007, including companies with annual sales of up to Ch$1,200 million and, to a lesser extent, of lower income individuals (approximately 2.8% of the value of our total loan portfolio at December 31, 2007, including individuals with monthly incomes between Ch$170,000 and Ch$380,000).

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

As of December 31, 2007, Sociedad Administradora de la Obligacion Subordinada S.A., or SAOS, our affiliate, holds 39.72% of our shares as a consequence of our 1996 reorganization. The reorganization was partially due to our 1989 repurchase from the Central Bank of certain non-performing loans that we had previously sold to the Central Bank and later exchanged for subordinated debt without a fixed term. Under the terms of a repayment obligation in favor of the Central Bank that SAOS assumed to replace the Central Bank subordinated debt, SAOS may be required to sell some of our shares to the public. See “Item 4. Information on the Company—History and Development of the Bank—History—The 1982-1983 Economic Crisis and the Central Bank Subordinated Debt.” See Note 29(a) to our audited consolidated financial statements.

In exchange for assuming the Central Bank indebtedness, SAOS received from SM-Chile S.A., a holding company that controls us and SAOS, 63.6% of our shares as collateral for this indebtedness. As a result of our merger with Banco de A. Edwards, the percentage of our shares held by SAOS decreased to 42.0%. As a result of the capital increase agreed upon in the Extraordinary Shareholders’ Meeting held in May 2007, the share dividend paid in May 2006 and in May 2007, and the merger with Citibank Chile in January 2008, the percentage of our shares held by SAOS further decreased to 35.5%. Dividends received from us are the sole source of SAOS’s revenue, which it must apply to repay this indebtedness. However, under SAOS’s agreement with the Central Bank, we have no obligation to distribute dividends to our shareholders. To the extent distributed dividends are not sufficient to pay the amount due on this indebtedness, SAOS is permitted to maintain a cumulative deficit balance with the Central Bank that SAOS commits to pay with future dividends. If the cumulative deficit balance exceeds an amount equal to 20% of our capital and reserves, the Central Bank may require SAOS to sell a sufficient number of shares of our stock owned by SAOS to pay the entire accumulated deficit amount. As of April 30, 2008, SAOS maintained a surplus with the Central Bank of Ch$50,269 million, equivalent to 4.35% of our capital and reserves. As of the same date, Ch$231,253 million would have represented 20% of our capital and reserves. If from time to time in the future our shareholders decide to retain and capitalize all or part of our annual net income in order to finance our future growth, and to distribute stock dividends among our shareholders, the Central Bank may require us to pay the portion of the net income corresponding to shares owned by SAOS in cash to SAOS. If we distribute stock dividends and the Central Bank does not require us to pay that portion in cash, the shares received by SAOS must be sold by SAOS within the following 12 months. The shareholders of SM-Chile will have a right of first refusal with respect to that sale.

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

Our results of operations depend to a great extent on our net interest revenue, which represented 77.9% of our operating revenue in 2007. Changes in market interest rates could affect the interest rates earned on our interest-earning assets differently from the interest rates paid on our interest-bearing liabilities as well as in the derivative portfolio, leading to a reduction in our net revenue. Interest rates are highly sensitive to many factors beyond our control, including the reserve policies of the Central Bank, deregulation of the financial sector in Chile, domestic and international economic and political conditions and other factors.

Any volatility in interest rates could have a material adverse effect on our financial condition or results of operations. The average annual short-term interest rate (based on the rate paid by Chilean financial institutions) for 90 to 360 day deposits was 1.89% in 2005, 2.83% in 2006 and 2.20% in 2007. The average long-term interest rate based on the Central Bank’s eight-year bonds was 2.55% in 2005, 2.98% in 2006 and 2.9% in 2007. See “Item 5. Operating and Financial Review and Prospects—Operating Results—Overview—Inflation” and “Item 5. Operating and Financial Review and Prospects—Operating Results—Overview—Interest Rates.”

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

As of June 18, 2008, LQ Inversiones Financieras S.A., a holding company beneficially owned by Quiñenco S.A., and Citigroup Chile S.A. beneficially owned approximately 61.7% of our outstanding voting rights. These principal shareholders are in a position to elect a majority of the members of our board of directors, direct our management and control substantially all matters that are to be decided by a vote of the shareholders, including fundamental corporate transactions.

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

While our ADSs have been listed on the New York Stock Exchange, or NYSE, since the first quarter of 2002, there can be no assurance that an active trading market for our ADSs will be sustained. During 2007, a daily average of 16,032 American Depositary Receipts, or ADRs, were traded on the NYSE. Although our shares are traded on the Santiago Stock Exchange, the Valparaiso Stock Exchange and the Chilean Electronic Stock Exchange, the market for our shares in Chile is small and illiquid. At December 31, 2007, approximately 14.1% of our outstanding shares are held by shareholders other than our principal shareholders, including SM-Chile and SAOS.

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

Developments in international financial markets may adversely affect the market price of the ADSs and shares.

The market price of the ADSs and shares may be adversely affected by declines in the international financial markets and adverse world economic conditions. The market for Chilean securities is, to varying degrees, influenced by economic and market conditions in other emerging market countries, especially those in Latin America. Although economic conditions are different in each country, investors’ reactions to developments in one country can affect the securities markets and the securities of issuers in other countries, including Chile. Developments in other countries may adversely affect the market price of the ADSs and shares.

In particular, since August 2007, there has been significant volatility in worldwide financial markets due to the announcement, by several U.S. banks and financial institutions, of significant write-downs related to exposure to mortgage-backed securities and other financial instruments. Although we, and our subsidiaries, are not directly exposed to the U.S. housing credit market and do not directly hold any assets related to such financial instruments, these write-downs, combined with other factors, have led to a tightening in the credit markets and may lead to a downturn in the U.S. economy, which could impact the Chilean economy as well as adversely affect the market price of the ADSs and shares.

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

The Chilean government’s economic policies and any future changes in the value of the Chilean peso against the U.S. dollar could affect the dollar value of our common stock and our ADSs. The peso has been subject to large fluctuations in the past and could continue with this trend in the future. In the period from December 31, 2003 to December 31, 2007, the value of the U.S. dollar relative to the Chilean peso decreased approximately 13.6%, as compared to a 1.8% increase in value in the period from December 31, 2005 to December 31, 2006.

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

Our results of operations may be affected by fluctuations in the exchange rates between the peso and the U.S. dollar despite our policy and Chilean regulations relating to the general avoidance of material exchange rate mismatches. In order to reduce the effect of exchange rate mismatches we enter into forward exchange transactions. As of December 31, 2007, the net position of our foreign currency denominated assets and Chilean peso-denominated assets, which contain repayment terms linked to changes in foreign currency exchange rates, exceeded our foreign currency denominated liabilities and Chilean peso-denominated liabilities, which contain repayment terms linked to changes in foreign currency exchange rates, by Ch$2,316 million, or 0.3% of our paid-in capital and reserves.

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

Although the inflation rate increased to 7.8% in 2007, the level of inflation generally has moderated in recent years, especially in comparison to the periods of higher inflation in the 1980s and 1990s. High levels of inflation in Chile could adversely affect the Chilean economy and, indirectly, the value of our ADSs. The annual rate of inflation (as measured by changes in the Consumer Price Index and as reported by the Chilean National Institute of Statistics) during the last five years ended December 31, 2007 and the first five months of 2008 was:

Year	Inflation (Consumer Price Index)
2003	1.1%
2004	2.4
2005	3.7
2006	2.6
2007	7.8
2008 (through May 31)	2.8%

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

A substantial amount of our loans are to borrowers doing business in Chile. Accordingly, the recoverability of these loans, our ability to increase the amount of loans outstanding and our results of operations and financial condition, in general, are dependent to a significant extent on the level of economic activity in Chile. The Chilean economy has been influenced, to varying degrees, by economic conditions in other emerging market countries. We cannot assure you that the Chilean economy will continue to grow in the future or that future developments in or affecting the Chilean economy will not materially and adversely affect our business, financial condition or results of operations. Furthermore, although our operations (with the exception of our trade services subsidiary in Hong Kong and our three representative offices located in Sao Paulo, Mexico City and Beijing) are currently limited to Chile, we may in the future pursue a strategy of expansion into other Latin American countries. The potential success of such strategy will depend in part on political, social and economic developments in such countries.

Chile has corporate disclosure and accounting standards different from those you may be familiar with in the United States.

The accounting, financial reporting and securities disclosure requirements in Chile differ from those in the United States. Accordingly, the information about us available to you will not be the same as the information available to shareholders of a U.S. company.

There are also important differences between Chilean and U.S. accounting and financial reporting standards. As a result, Chilean financial statements and reported earnings generally differ from those that would be reported based on U.S. accounting and reporting standards. See Note 29 to our audited consolidated financial statements.

As a regulated financial institution, as of December 2007, we are required to submit to the Chilean Superintendency of Banks unaudited unconsolidated balance sheets and income statements, excluding any note disclosure, prepared in accordance with Chilean GAAP on a monthly basis. The Chilean Superintendency of Banks makes this information public within approximately three months of receipt. The Chilean Superintendency of Banks also makes summary financial information available within three weeks of receipt. Such disclosure differs in a number of significant respects from information generally available in the United States with respect to U.S. financial institutions.

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

As of December 31, 2007, we offered international banking services directly through our branches in New York and Miami, our trade services subsidiary in Hong Kong, our representative offices in Sao Paulo, Mexico City and Beijing and a worldwide network of correspondent banks. In addition to our commercial banking operations, through our subsidiaries, we offer a variety of non-banking financial services including securities brokerage, mutual fund management, financial advisory services, factoring, insurance brokerage, securitization, collection and sales services.

As of December 31, 2007, we had:

•	total assets of Ch$14,620,510 million (U.S.$29,488 million);

•	loans outstanding of Ch$11,813,926 million (U.S.$23,827 million);

•	deposits of Ch$9,063,071 million (U.S.$18,279 million); and

•	shareholders’ equity including net income of Ch$1,051,393 million (U.S.$2,121 million).

According to information published by the Chilean Superintendency of Banks, as of December 31, 2007, we were the second largest private bank in Chile in terms of total loans (excluding interbank loans) with a market share of 18.5%.

We are headquartered in Santiago, Chile and, as of December 31, 2007, had 11,967 employees and delivered financial products and services through a nationwide network of 294 branches and 1,414 ATMs that form part of a network of 6,184 ATMs operated by Redbanc S.A., a company owned by us and 13 other private sector financial institutions.

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

Merger with Citibank Chile

On December 27, 2007 our shareholders approved the merger of Citibank Chile into Banco de Chile, which became effective on January 1, 2008. In addition, we entered into a Global Connectivity Agreement with Citibank N.A. to offer joint global financial services to customers in Chile. Since January 1, 2008, we have been working to integrate Citibank Chile’s technological platforms with ours and we are striving to establish a new organizational structure in order to minimize the impact of the merger on our clients and to fully satisfy all legal requirements with respect to the production of accurate consolidated information.

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

During 2007, we achieved several milestones. We completed the migration of checking accounts, lines of credit and sight accounts into a new module as part of the new core banking system. In addition, the CRM platform and the teller solution were expanded to all of our networks. In addition, we implemented a new anti-money laundering program to increase the quality and efficiency of the operational follow-up and alerts.

During 2008, we expect to be able to finish the migration of saving accounts and time deposits products in addition to completing the remaining stages of the checking account program, including online transactions capabilities. The CRM platform and the teller solution will also be expanded to Credichile and Atlas (consumer division) networks, which are targeted to our lower income customer segments. Also, in the first half of 2008, we expect to implement the new Operational Data Store (ODS) in order to modernize and strengthen our Business Intelligence architecture.

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

The original repayment terms of our Central Bank subordinated debt, which at December 31, 1989 equaled approximately Ch$1,216,788 million, or U.S.$2,454 million, required that a certain percentage of our income before provisions for the subordinated debt be applied to repay this obligation. The Central Bank subordinated debt did not have a fixed maturity, and payments were made only to the extent that we earned income before provisions for the subordinated debt. In 1993 we applied 72.9% of our income before provisions for the Central Bank subordinated debt to the repayment of this debt. In 1994 we applied 67.6% and in 1995 we applied 65.8% of our income before provisions for the Central Bank subordinated debt to the repayment of this debt.

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

In exchange for assuming the Central Bank indebtedness, SAOS received from SM-Chile, a holding company that beneficially owns SAOS and us, 63.6% of our shares as collateral for this indebtedness. As a result of our merger with Banco de A. Edwards, the percentage of our shares held by SAOS decreased to 42.0%. As a result of the capital increase agreed upon in the Extraordinary Shareholders’ Meeting held in May 2007, the share dividend paid in May 2006 and in May 2007, and the merger with Citibank Chile in January 2008, the percentage of our shares held by SAOS further decreased to 35.5%. Dividends received from us are the sole source of SAOS’s revenue, which it must apply to repay this indebtedness. However, under SAOS’s agreement with the Central Bank, we have no obligation to distribute dividends to our shareholders. To the extent distributed dividends are not sufficient to pay the amount due on this indebtedness, SAOS is permitted to maintain a cumulative deficit balance with the Central Bank that SAOS commits to pay with future dividends. If the cumulative deficit balance exceeds an amount equal to 20% of our paid-in capital and reserves, the Central Bank may require SAOS to sell a sufficient number of shares of our stock owned by SAOS to pay the entire accumulated deficit amount. As of April 30, 2008, SAOS maintained surplus with the Central Bank of Ch$50,269 million, equivalent to 4.35% of our paid-in capital and reserves. As of the same date, Ch$231,253 million would have represented 20% of our paid-in capital and reserves. See “Item 3. Key Information—Risk Factors—Risks Relating to our Operations and the Banking Industry.” Our affiliate may be obligated to sell shares of our stock in the public market if we do not pay sufficient dividends. See Note 29(a) to our audited consolidated financial statements.

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

Capital Expenditures

The following table reflects our capital expenditures in each of the three years ended December 31, 2005, 2006 and 2007:

	For the Year Ended December 31,
	2005		2006		2007
	(in millions of constant Ch$ as of December 31, 2007)
Computer equipment	Ch$	8,999	Ch$	10,105	Ch$	13,061
Furniture, machinery and installations		8,094		11,540		10,789
Real estate		2,567		1,785		1,131
Vehicles		377		349		822

Subtotal		20,037		23,779		25,803
Software		7,959		11,677		7,407

Total	Ch$	27,996	Ch$	35,456	Ch$	33,210

Our budget for capital expenditures in 2008 is Ch$60,527 million. Capital expenditures planned for 2008 consist mainly of expenditures for information technology and infrastructure. We expect to open new branches and ATMs, refurbish some existing branches and our main building that serves as our executive offices, and perform other maintenance in the ordinary course of our business.

BUSINESS OVERVIEW

Business Strategy

Our long-term strategy is to maintain and enhance our position as a leading bank in Chile by providing a broad range of financial products and services to corporations and individuals nationwide. As part of this strategy, we utilize a multi-brand approach to target diverse market segments and leverage our strongly positioned brand names: “Banco de Chile,” “Banco Edwards,” “Banchile,” and “Banco Credichile.” Since January 2008, we have also been using the “Banco Edwards” brand jointly with the Citi brand. The key components of our strategy are described below.

Expand Retail Customer Base

Our banking strategy is focused on maintaining and developing long-term relationships with our customers and expanding our customer base maintaining our conservative risk management approach. We seek further expansion, especially in the retail business segment and in segments with strong growth potential, such as lower-income individuals and micro-businesses by enlarging our distribution network, strengthening our electronic channels, emphasizing customer service and providing a broad range of financial products and services. In order to provide our customers with improved and value-added services, we have developed a new customer relationship management system and have provided additional sales and service training to our business account executives.

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

Expand Fee-Based Services

In recent years, our margins from traditional lending activities have declined significantly and, as a result, we have increasingly shifted our focus to developing other sources of revenue, such as fee-based products and services. Our consolidated income from fees and other services has continued to be an important source of income during the last three years and was Ch$143,531 million (U.S.$ 289.5million) and Ch$168,490 million (U.S.$339.8 million) in 2006 and 2007, respectively, representing 23.8% and 24.4% of operating revenues for each year. We seek to continue to grow our fee-based revenues by developing new services and by strategically cross-selling these services to our base of existing retail and wholesale banking customers. For our wholesale banking customers, we intend to actively market new and existing fee-based services such as electronic banking, receivables collection, payroll services, supplier payments, investment advisory services and cash management. For our retail banking customers, we intend to increase revenues from new and existing fee-based services such as electronic banking, ATMs, general checking services, credit cards, mutual funds, securities brokerage and insurance brokerage.

Maximize Operating Efficiencies

In 2007, our consolidated operating expenses represented approximately 48.2% of our operating revenue. As the Chilean banking sector continues to grow, we believe that a low-cost structure will become increasingly important to our ability to compete profitably. In addition, we have sought to achieve further efficiency savings and operational synergies with respect to our mergers with Banco de A. Edwards and Citibank Chile.

We have invested heavily in technology during recent years (approximately Ch$27,996 million in 2005, Ch$35,456 million in 2006 and Ch$33,210 million (U.S.$67 million) in 2007) and plan to continue to focus on technology in the future to achieve further improvements in customer service and operating efficiency. In 2003, we began the first stage of “Neos,” our technological innovation platform that provides us with customer information that includes demographic information, cross-selling opportunities, customer complaints and credit tracking. Between 2003 and 2007, capital expenditures associated with “Neos” amounted to approximately Ch$29,876 million (U.S.$60.3 million). We estimate that our “Neos” related capital expenditures will amount to Ch$4,060 million (U.S.$8.2 million) in 2008.

Provide Competitive International Products and Services

We intend to provide to our primarily Chilean customer base a complete array of international products at competitive prices. Prior to the merger with Citibank Chile, our primary focus in this respect was trade financing of customer related operations, which is one of our traditional areas of international activity. In order to strengthen our relationships with Chilean businesses engaged in international trade, we emphasized the integrated services offered by our New York and Miami branches, in addition to our trade services subsidiary in Hong Kong and our representative offices in Mexico City, Sao Paulo and Beijing. In connection with the Citibank Chile merger, we entered into a Global Connectivity Agreement with Citibank N.A. to offer joint global financial services to customers in Chile. Through this association we hope to eventually integrate our services into the Citigroup Global network in order to give our clients access to Cititbank’s financial services abroad (such as global cash management, trade services and finance and custody services).

We cannot assure you that we will be able to realize our strategic objectives. For a discussion of certain risks applicable to our operations and to Chile that may affect our ability to meet our objectives, see “Item 3. Key Information—Risk Factors.”

Ownership Structure

The following diagram shows the ownership structure as of June 18, 2008:

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

The following table provides information on the composition of our loan portfolio and our consolidated net income before tax for the year ended December 31, 2007, allocated among our principal business segments:

	Loans			Consolidated net income before tax (1) (2)
	(in millions of constant Ch$ as of December 31, 2007, except for percentages)
Retail market	Ch$	4,779,302	40.5%	Ch$	168,768
Wholesale market		6,501,427	55.0		94,704
International banking		285,583	2.4		(2,418)
Treasury and money market operations		28,643	0.2		24,035
Operations through subsidiaries		218,971	1.9		31,772
Other (adjustments and eliminations)		—	—		(47,653)

Total	Ch$	11,813,926	100.0%	Ch$	269,208

(1)	Consolidated net income before tax consists of the sum of operating revenues and other income and expenses, net, and the deduction for operating expenses, net loss from price level restatement and provisions for loan losses. The net income before tax breakdown shown is used for internal reporting, planning and marketing purposes and is based on, among other things, our estimated funding cost and direct and indirect cost allocations. This breakdown may differ in some respects from breakdowns of our operating income for financial reporting and regulatory purposes. Separate information on the operations, assets and income of our nine financial services subsidiaries and affiliates is provided below under “—Operations through Subsidiaries.”

(2)	The results associated with our gap management (interest rate mismatches) have been allocated among different business segments in accordance with the amount of loans.

The following table provides our consolidated operating revenues, for the period indicated, allocated among our principal business segments:

	For the Year Ended December 31, 2007
	2005		2006		2007
	(in millions of constant Ch$ as of December 31, 2007)
Retail market	Ch$	310,223	Ch$	339,323	Ch$	398,732
Wholesale market		133,274		137,010		163,804
International banking		15,251		16,106		11,188
Treasury and money market operations		20,649		24,355		28,645
Operations through subsidiaries		76,840		77,159		95,997
Other (adjustments and eliminations)		12,145		8,378		(6,758)

Total	Ch$	568,382	Ch$	602,331	Ch$	691,608

The following table provides a geographic market breakdown of our operating revenues for the years indicated.

	For the Year Ended December 31, 2007
	2005		2006		2007
	(in millions of constant Ch$ as of December 31, 2007)
Chile	Ch$	553,496	Ch$	586,367	Ch$	681,525
Banking operations		476,848		509,479		585,725
Operations through subsidiaries		76,648		76,888		95,800
Foreign operations		14,886		15,964		10,083
New York		11,590		12,046		7,123
Miami		3,105		3,646		2,763
Operations through subsidiaries		191		272		197

Total	Ch$	568,382	Ch$	602,331	Ch$	691,608

Retail Market

Our retail market business segment serves the financial needs of individuals and middle market companies through our branch network comprised by 294 branches.

As of December 31, 2007, loans to our retail market represented 40.5% of our total loans outstanding and our retail market business segment accounted for approximately Ch$168,768 million of our net income before tax for the year ended December 31, 2007.

The following table sets forth the composition of our retail market business segment’s loan portfolio as of December 31, 2007:

	As of December 31, 2007
	(in millions of constant Ch$ as of December 31, 2007, except for percentages)
Consumer loans	Ch$	1,251,871	26.2%
Commercial loans		1,083,598	22.7
Mortgage loans		421,952	8.8
Leasing contracts		159,308	3.3
Contingent loans		46,052	1.0
Foreign trade loans		26,258	0.5
Other loans(1)		1,790,263	37.5

Total	Ch$	4,779,302	100.0%

(1)	Other loans include primarily mortgage loans financed by our general borrowings and factoring loans.

The retail market business segment is served by two divisions: (i) the individuals and middle market division and (ii) the Banco CrediChile division.

Individuals and Middle Market Division

The individuals and middle market division is responsible for offering financial services to individuals with incomes of over Ch$380 thousand monthly (or Ch$4.6 million annually) and to small and medium-sized companies with annual sales of up to Ch$1,200 million. The individuals and middle market division manages that portion of our branch network that operates under the brand names Banco Chile and Banco Edwards. We had 197 such branches at December 31, 2007.

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

At December 31, 2007, the individuals and middle market division served more than 460,000 individual customers and over 50,000 companies, resulting in loans outstanding to approximately 413,000 debtors, including approximately 58,200 residential loans, 42,750 commercial loans, 400,000 approved lines of credit, 221,770 other consumer loans and 474,392 credit card accounts. At the same date, we maintained 484,783 checking accounts, 61,230 savings accounts and 32,220 time deposits related to individuals.

As of December 31, 2007, loans originated by our individuals and middle market division represented 37.7% of our total outstanding loans. The following table sets forth the composition of our portfolio of loans to individuals and middle market companies as of December 31, 2007:

	As of December 31, 2007
	(in millions of constant Ch$ as of December 31, 2007, except for percentages)
Consumer loans	Ch$	979,918	22.0%
Commercial loans		1,082,748	24.4
Mortgage loans		381,191	8.6
Leasing contracts		159,015	3.6
Contingent loans		46,052	1.0
Foreign trade loans		26,258	0.6
Other loans(1)		1,772,277	39.8

Total	Ch$	4,447,459	100.0%

(1)	Other loans include primarily mortgage loans financed by our general borrowings and factoring loans.

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

At December 31, 2007, we had Ch$644,544 million in installment loans to individuals, which accounted for 51.5% of the retail market business segment consumer loans. A majority of installment loans are denominated in pesos and are payable monthly.

Residential Mortgage Loans

As of December 31, 2007, there were outstanding residential mortgage loans to individuals of Ch$1,895,879 million, which represented 39.7% of the retail market total loans and 16.0% of our total loan portfolio. A feature of our mortgage loans to individuals is that mortgaged property typically secures all of a mortgagor’s credit with us, including credit card and other loans.

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

As of December 31, 2007, we were Chile’s second largest private sector bank in terms of amount of mortgage loans, and, based on information prepared by the Chilean Superintendency of Banks, we accounted for approximately 14.7% of the residential mortgage loans in the Chilean banking system and approximately 19.6% of such loans made by private sector banks.

Credit Cards

As of December 31, 2007, we issued both Visa and MasterCard credit cards, and our product portfolio includes both personal and corporate cards. In addition to traditional cards, our credit card portfolio also includes co-branded cards (“Travel Club” and “Global Pass”), and 40 affinity card groups, most of which are associated with our co-branded programs. Starting January 1, 2008, we also issue Diners Cards as a result of the merger with Citibank Chile.

As of December 31, 2007, we had 468,453 valid credit card accounts, with 608,708 credit cards to individuals. Total charges on our credit cards during 2007 amounted to Ch$693,933 million, with Ch$452,815 million corresponding to purchases and service payments in Chile and abroad and Ch$90,365 million corresponding to cash advances (both within Chile and abroad). These charge volumes represent a 27.6% market share in terms of volume of use of bank credit cards issued in Chile.

As of December 31, 2007, our credit card loans to individuals amounted to Ch$126,310 million and represented 10.1% of our retail market business segment’s consumer loans.

Two Chilean companies that are affiliated with us, Transbank S.A. and Nexus S.A., provide us with merchant acquisition and credit card processing services. As of December 31, 2007, Transbank S.A. had 17 shareholders and Nexus S.A. had seven shareholders, all of which are banks. As of December 31, 2007, our equity ownership in Transbank S.A. was 17.4% and our equity interest in Nexus S.A. was 25.8%.

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

Debit Cards

We have different types of debit cards. Depending on their specifications, these cards can be used for banking transactions on the ATMs that operate on the local network, Redbanc, the Visa International PLUS network, the local network of merchants participating in the local Redcompra debit program or the international network of merchants associated with the Electron program. We have given these debit cards different names (Chilecard, Chilecard Plus, Chilecard Electron, Chilecard Empresas, Banjoven, Cheque Electronico, Multiedwards, Cuenta Directa and Cuenta Familiar) based on their specific functions and the relevant brand and target market to which they are oriented. As of December 31, 2007, we had a 27.5% market share of debit card transactions, with approximately 19.3 million transactions performed as of that date.

Lines of Credit

We had approximately 399,390 approved lines of credit to individual customers as of December 31, 2007 and outstanding advances to 251,071 individuals totaling Ch$207,322 million, or 4.3% of the retail market total loans.

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

As of December 31, 2007, we administered 434,495 checking accounts for approximately 420,689 individual customers with an aggregate balance of Ch$588,713 million. At such date, our checking account balances totaled approximately Ch$1,961,430 million and represented 14.5% of our total liabilities.

The principal financial services offered to small and medium size companies with annual sales of up to Ch$1,200 million by the individuals and middle market division include a complete range of products, such as various financing options, support in import and export transactions, collection services, payments and collections, leasing agreements, factoring services, checking account services, investment management, insurance brokerage, currency trading, transfers and payments to and from abroad. As of December 31, 2007, we had approximately 47,287 middle market companies with checking accounts and 28,476 debtors.

Commercial Loans

Our individuals and middle market division’s commercial loans, which mainly consist of project financing and working capital loans, are denominated in pesos, UF or U.S. dollars. Commercial loans may have fixed or variable rates of interest and generally mature between one and three months from the date of the loan. As of December 31, 2007, our middle market companies had outstanding commercial loans of Ch$573,221 million, representing 12.0% of the retail market business segment’s total loans and 4.9% of our total loans at that date.

Leasing Contracts

Leasing contracts are financing leases for capital equipment and property. Leasing contracts may have fixed or variable rates of interest and generally mature between one and five years for equipment and between five and twenty years for property. Most of these contracts are denominated in UF. As of December 31, 2007, our middle market companies had outstanding leasing contracts of Ch$106,977 million, representing 2.2% of the retail market and 0.9% of our total loans at that date.

Mortgage Loans

Mortgage loans granted to middle market companies are non-residential mortgage loans made to finance office, land and other real estate. Mortgage loans are denominated in UF and generally have maturities of between eight and 12 years. As of December 31, 2007, middle market companies had outstanding mortgage loans of approximately Ch$65,646 million, representing 1.4% of the retail market business segment’s total loans 0.6% of our total loans at such date.

Banco CrediChile Division, or Banco CrediChile

The Banco CrediChile division offers loans and other financial services to the lower-middle to middle income portions of the Chilean population, which historically have only been partially served by banking institutions. This bracket includes individuals whose monthly incomes fluctuate between Ch$170,000 and Ch$380,000 and small businesses. Banco CrediChile represents a distinct delivery channel for our products and services in this bracket, maintaining a separate brand and network of 97 Banco CrediChile branches. Banco CrediChile was established in 2004 from what was formerly our consumer banking division.

Banco CrediChile offers our customers a range of products, including consumer loans, credit cards, auto loans and residential mortgage loans and a special demand deposit account (see “—Bancuenta” below) targeted at low-income customers. As of December 31, 2007, Banco CrediChile had approximately 266,128 customers and total loans outstanding of Ch$331,843 million, representing 2.8% of our total loan portfolio at that date.

The following table sets forth the composition of our portfolio of loans to Banco CrediChile as of December 31, 2007:

	As of December 31, 2007
	(in millions of constant Ch$ as of December 31, 2007, except for percentages)
Consumer loans	Ch$	271,953	81.9%
Mortgage loans		40,761	12.3
Other loans		19,129	5.8

Total	Ch$	331,843	100.0%

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

Consumer Lending

Banco CrediChile provides short- to medium-term consumer loans and credit card services. As of December 31, 2007, Banco CrediChile had approximately 218,070 consumer loans that totaled Ch$251,455 million outstanding. As of the same date, Banco CrediChile customers had 155,257 valid credit card accounts, with outstanding balances of Ch$19,305 million.

Bancuenta

Banco CrediChile introduced Bancuenta as a basic deposit product that provides consumers flexibility and ease of use, which allows us to tap a section of the consumer market that previously was not part of the banking system. The Bancuenta account is a non-interest bearing demand deposit account without checking privileges targeted at customers who want a secure and comfortable means of managing and accessing their money. The customer may use the ATM card linked to the Bancuenta account (which may include a revolving line of credit) to make deposits or automatic payments to other Banco CrediChile accounts through a network of 6,184 ATMs available through the Redbanc network.

As of December 31, 2007, Banco CrediChile had approximately 627,812 Bancuenta accounts. Bancuenta account holders pay an annual fee, a fee related to the number of withdrawals on the Bancuenta line of credit and interest on any outstanding balance under the line of credit. All fees and interest due on a Bancuenta account are withdrawn automatically on a monthly basis from funds available in the account. Bancuenta allows us to offer our wholesale customers the ability to pay their employees by direct deposit of funds into the individual employee’s account at Banco CrediChile. We believe this product can lead to stronger long-term relationships with our wholesale customers and with the employees of such customers.

Wholesale Market

Our wholesale market business segment serves the needs of corporate customers with annual sales in excess of Ch$1,200 million. As of December 31, 2007, loans made by this business segment totaled approximately Ch$6,501,427 million and represented 55.0% of our total loan portfolio. Our wholesale banking business segment accounted for approximately Ch$94,704 million of our net income before tax for the year ended December 31, 2007.

The following table sets forth the composition of our portfolio of loans to the wholesale market as of December 31, 2007:

	As of December 31, 2007
	(in millions of constant Ch$ as of December 31, 2007, except for percentages)
Commercial loans	Ch$	3,837,428	59.0%
Foreign trade loans		772,105	11.9
Contingent loans		1,068,084	16.4
Leasing contracts		492,418	7.6
Mortgage loans		49,557	0.8
Other		281,835	4.3

Total	Ch$	6,501,427	100.0%

As of December 31, 2007, we had approximately 8,175 wholesale debtors. Our wholesale customers are engaged in a wide spectrum of industry sectors. As of December 31, 2007, this business segment’s loans were mainly related to:

•	financial services (approximately 31.9% of all loans made by this business segment);

•	construction (approximately 14.2% of loans made by this business segment);

•	manufacturing (approximately 13.7% of all loans made by this business segment);

•	trade (approximately 13.2% of all loans made by this business segment);

•	community, social and personal services (approximately 7.9% of all loans made by this business segment); and

•	agriculture (approximately 6.2% of all loans made by this business segment).

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

As of December 31, 2007, we had 1,897 large corporations debtors. Loans to large corporations totaled approximately Ch$5,008,296 million as of December 31, 2007, representing 42.4% of our total loans at that date.

The following table sets forth the composition of our portfolio of loans by the large corporations division as of December 31, 2007:

	As of December 31, 2007
	(in millions of constant Ch$ as of December 31, 2007, except for percentages)
Commercial loans	Ch$	3,113,054	62.2%
Foreign trade loans		513,156	10.2
Contingent loans		891,609	17.8
Leasing contracts		225,926	4.5
Mortgage loans		19,457	0.4
Other		245,094	4.9

Total	Ch$	5,008,296	100.0%

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

We are party to approximately 1,150 payment service contracts and approximately 240 collection service contracts with large corporations. We believe that cash management and payment service contracts provide a source of low-cost deposits and the opportunity to cross-market our products and fees to payees, many of whom maintain accounts with us. Under our collection contracts, we act as a collection agent for our large corporate customers, providing centralized collection services for their accounts receivables and other similar payments.

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

As of December 31, 2007, we had 6,278 large companies debtors. Loans to large companies totaled approximately Ch$1,493,131 million as of December 31, 2007, representing 12.6% of our total loans at that date.

The following table sets forth the composition of our portfolio of loans by the large companies division as of December 31, 2007:

	As of December 31, 2007
	(in millions of constant Ch$ as of December 31, 2007, except for percentages)
Commercial loans	Ch$	724,374	48.5%
Foreign trade loans		258,949	17.3
Contingent loans		176,475	11.8
Leasing contracts		266,492	17.9
Mortgage loans		30,100	2.0
Other		36,741	2.5

Total	Ch$	1,493,131	100.0%

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

Our leasing segment is part of the large companies division and operates under the name of Banchile Leasing. Our factoring and financial advisory subsidiaries, Banchile Factoring S.A. and Banchile Asesoria Financiera S.A., respectively, provide their services principally through the large companies division. The large companies division has introduced a new service model, centralizing the majority of business relations with its customers, eliminating intermediate reporting levels to provide faster response times. Account officers are organized by geographic region, are strongly sales-oriented and have a particular concern for service quality.

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

As of December 31, 2007, we had Ch$868,747 million in foreign trade loans, representing 7.4% of our total loans as of that date, and Ch$216,981 million in letters of credit related to foreign trade operations, representing 1.8% of our total loans as of that date.

Our international banking business segment also manages our international network. As of December 31, 2007 this network was made up of branches in New York and Miami, our trade services subsidiary in Hong Kong, three representative offices (located in Mexico City, Sao Paulo and Beijing) plus approximately 900 correspondent banks. We have established credit relations with approximately 200 correspondent banks and account relationships with approximately 45 correspondent banks.

We use our international network in order to:

•	obtain all our foreign currency funding for either trade or general purposes (short- or medium-term) for our Santiago, Chile head office and our foreign branches;

•	supply additional savings alternatives to our predominantly Chilean customers;

•	provide banking services to our corporate customers who operate outside of Chile;

•	provide treasury and cash management services and lending alternatives to our corporate customers internationally;

•	diversify our loan and investment portfolio by identifying, mainly through our representative offices, opportunities in dealing with selected customers in pre-approved countries; and

•	obtain commercial information on foreign companies that do business in Chile and seek business opportunities for our Chilean customers to expand to foreign markets.

The following table sets forth, as of December 31, 2007, the composition of our portfolio of loans originated through our New York and Miami branches:

	As of December 31, 2007
	New York Branch		Miami Branch
	(in millions of constant Ch$ as of December 31, 2007)
Foreign trade loans	Ch$	—	Ch$	12,347
Commercial loans		33,789		3,373

Total	Ch$	33,789	Ch$	15,720

The following table sets forth, as of December 31, 2007, the sources of funding for our New York and Miami branches:

	As of December 31, 2007
	New York Branch			Miami Branch
	(in millions of constant Ch$ as of December 31, 2007, except for percentages)
Current accounts	Ch$	179,676	47.8%	Ch$	11,663	12.1%
Certificates of deposits and time deposits		153,218	40.8		83,496	87.0
Other demand deposits		38,479	10.2		819	0.9
Foreign borrowings		4,147	1.1		—	—
Other liabilities		502	0.1		37	0.0

Total	Ch$	376,022	100.0%	Ch$	96,015	100.0%

New York Branch

Our New York branch was established in 1982 and provided a range of general banking services, including deposit taking, mainly to non-residents of the United States. As of December 31, 2007, the New York branch had total assets of Ch$386,538 million, including a loan portfolio of Ch$33,789 million, representing 0.3% of our total loan portfolio. All of the loans of the New York branch were commercial loans, mostly to large corporations in Chile and, to a lesser extent, to Asiatic financial institutions. In 2007, our New York branch recognized a net income of Ch$537 million.

Investments in bonds and foreign securities were Ch$310,719 million as of December 31, 2007, most of which consisted of private sector bonds. As of December 31, 2007, the New York branch did not have past due loans. The New York branch’s allowances for loan losses totaled Ch$3 million, which represented 0.01% of the branch’s loan portfolio as of December 31, 2007. Although the New York branch manages its assets and liabilities locally, it follows the same credit processes as are followed in Santiago, Chile, and all credit decisions are made by our account officers and credit committees in Santiago, Chile. See “Item 8. Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings” for a description of certain proceedings involving the New York branch.

Funding sources for the New York branch include current account, money market accounts and deposits for less than 30 days (Ch$266,242 million), time deposits (Ch$105,131 million) and foreign borrowings (Ch$4,147 million).

As of December 31, 2007, the New York branch had Ch$10,516 million in capital (including a net income of Ch$537 million for the year). In connection with the merger with Citibank Chile and pursuant to a resolution adopted by our senior management, the New York branch was placed in voluntary liquidation on January 3, 2008. In March 2008, the banking license for the New York branch was surrendered to the banking regulator.

Miami Branch

Our Miami branch was opened in 1995 as an agency and in 2004 expanded its banking operations to become a branch. It provided a range of traditional commercial banking services, mainly to non-residents of the United States, including deposit-taking, providing credit to finance foreign trade and making loans to individuals or Chilean companies involved in foreign trade. Additionally, our Miami branch provided correspondent banking services to financial institutions, including working capital loans, letters of credit and bankers’ acceptances. As of December 31, 2007, our Miami branch had total assets of Ch$99,552 million, a loan portfolio of Ch$15,720 million (representing 0.1% of our total loan portfolio), and an investment portfolio of Ch$8,127 million. Our Miami branch’s loan portfolio as of December 31, 2007 consisted primarily of Ch$12,347 million of foreign trade loans and Ch$3,373 million of commercial loans primarily to Chilean companies. The branch’s funding sources include demand deposits, money market accounts and deposits for less than 30 days (Ch$43,047 million), and time deposits (Ch$52,931 million). In 2007, our Miami branch recognized a net loss of Ch$1,294 million.

As of December 31, 2007, the Miami branch did not have past due loans. Allowances for loan losses amounted to Ch$14 million. Although the Miami branch manages its assets and liabilities locally, it follows the same credit processes as are followed in Santiago, Chile, and all credit decisions are made by our account officers and credit committees in Santiago, Chile. See “Item 8. Financial Information—Consolidated Statements and Other Financial Information —Legal Proceedings” for a description of certain proceedings involving the Miami branch. In connection with the merger with Citibank Chile and pursuant to a resolution adopted by our senior management, the Miami branch was placed in voluntary liquidation on January 3, 2008. In March 2008, the banking license for the Miami branch was surrendered to the banking regulator.

Representative offices

The main activities of our representative offices in Brazil, Mexico and China are to search for business opportunities in the areas of trade finance and private sector financing and to monitor the development and evolving economies of these countries. These offices serve as points of contact for our customers who have business in or operate directly within these countries. In March 2008, following an official request submitted by the Bank, the Mexican Secretary of the Treasury authorized the suspension of the operations of our representative office in Mexico for a period of two years commencing on January 31, 2008 and ending on January 30, 2010.

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

Our security portfolio as of December 31, 2007 amounted to Ch$1,247,481 million, of which 24.3% consisted of securities issued by the Central Bank and the Chilean Government, 29.3% consisted of securities from foreign issuers, 38.1% consisted of securities issued by local financial institutions and 8.4% consisted of securities issued by Chilean corporate issuers. Our investment strategy is designed with a view to supplementing our expected profitability, risks and economic variable projections. Our investment strategy is kept within regulatory limits as well as internal limits defined by our finance and international committee.

Operations through Subsidiaries

We have made several strategic long-term investments in financial services companies, which are engaged in activities complementary to our commercial banking activities. Our principal goal in making these investments is to develop a comprehensive financial services group capable of meeting the diverse financial needs of our current and potential clients.

The following table sets forth information with respect to our financial services subsidiaries as of December 31, 2007:

	As of or for the year ended December 31, 2007
	Assets		Shareholders’ Equity		Net Income (loss)
	(in millions of constant Ch$ as of December 31, 2007)
Banchile Corredores de Bolsa S.A.	Ch$	417,616	Ch$	51,138	Ch$	7,957
Banchile Administradora General de Fondos S.A.		43,256		40,643		13,880
Banchile Factoring S.A.		219,901		29,745		1,747
Banchile Corredores de Seguros Ltda		5,335		4,490		2,128
Socofin S.A.		5,382		769		352
Banchile Asesoria Financiera S.A.		1,475		1,086		593
Banchile Trade Services Limited		499		459		151
Banchile Securitizadora S.A.		6,889		413		90
Promarket S.A.	Ch$	1,478	Ch$	308	Ch$	(340)

Total	Ch$	701,831	Ch$	129,051	Ch$	26,558

The following table sets out our ownership interest in our financial services subsidiaries as of December 31, 2007:

	Ownership Interest
	Direct (%)	Indirect (%)	Total (%)
Banchile Trade Services Limited	100.00	—	100.00
Banchile Administradora General de Fondos S.A.	99.98	0.02	100.00
Banchile Asesoria Financiera S.A.	99.96	—	99.96
Banchile Corredores de Seguros Limitada	99.75	0.25	100.00
Banchile Corredores de Bolsa S.A.	99.68	0.32	100.00
Banchile Factoring S.A.	99.75	0.25	100.00
Banchile Securitizadora S.A.	99.00	1.00	100.00
Socofin S.A.	99.00	1.00	100.00
Promarket S.A.	99.00	1.00	100.00

Each of these subsidiaries is incorporated in Chile, except for Banchile Trade Services Limited, which is incorporated in Hong Kong.

Securities Brokerage Services

We provide securities brokerage services through Banchile Corredores de Bolsa S.A. Banchile Corredores de Bolsa S.A. is registered as a securities broker with the Chilean Superintendency of Securities and Insurance, the regulator of Chilean open stock corporations, and is a member of the Santiago Stock Exchange and the Chilean Electronic Stock Exchange. Since it was founded in 1989, Banchile Corredores de Bolsa S.A. has provided stock brokerage services, fixed income investments and foreign exchange products to individuals and businesses through our branch network. During the year ended December 31, 2007, Banchile Corredores de Bolsa S.A. had an aggregate trading volume on the Santiago Stock Exchange and the Chilean Electronic Stock Exchange of approximately Ch$8,712,397 million. As of December 31, 2007, Banchile Corredores de Bolsa S.A. had equity of Ch$51,138 million and, for the year ended December 31, 2007, net income of Ch$7,957 million, which represented 3.3% of our consolidated net income for such period.

Mutual and Investment Fund Management

Since 1980, we have provided mutual fund management services through Banchile Administradora General de Fondos S.A. (formerly Banchile Administradora de Fondos Mutuos S.A.). As of December 31, 2007, according to data prepared by the Chilean Superintendency of Securities and Insurance, Banchile Administradora General de Fondos S.A. was the largest mutual fund manager in Chile, managing approximately 22.9% of all Chilean mutual funds assets. As of December 31, 2007, Banchile Administradora General de Fondos S.A. operated 58 mutual funds and managed Ch$2,810,165 million in net assets on behalf of 233,759 corporate and individual participants. Banchile Administradora General de Fondos S.A. also operates three investment funds, Banchile Inmobiliario I, II and III, and manages Ch$11,580 million in net assets on behalf of 946 participants.

The following table sets forth information regarding the various mutual funds managed by Banchile Administradora General de Fondos S.A. as of December 31, 2007:

		Net Asset Value
		As of December 31, 2007
Name of Fund	Type of Fund	(in millions of Ch$)
Utilidades	Fixed income (short/medium term)	Ch$	114,567
Liquidez 2000	Fixed income (short term)		645,482
Deposito XXI	Fixed income (medium/long term)		177,262
Corporativo	Fixed income (short term)		153,597
Estrategico	Fixed income (medium/long term)		205,479
Corporate Dollar	Fixed income (short term)		186,790
Horizonte	Fixed income (medium/long term)		54,123
Patrimonial	Fixed income (short term)		65,518
Performance	Fixed income (short/medium term)		32,171
Banchile Acciones	Equity		90,688
Ahorro	Fixed income (medium/long term)		29,993
Alianza	Debt/Equity (medium/long term)		25,236
Disponible	Fixed income (short term)		26,155
Crecimiento	Fixed income (short/medium term)		27,951
Inversion	Debt/Equity		34,487
Inversion 10	Debt/Equity		1,672
Inversion 20	Debt/Equity		3,473
Operacional	Fixed income (short/medium term)		14,055
Capitalisa Accionario	Equity		7,429
Renta Futura	Fixed income (short/medium term)		40,543
Euro Money Market Fund	Fixed income (short term)		11,965
Emerging Fund	Debt/Equity		82,947
Latin America Fund	Debt/Equity		170,527
Cobertura	Fixed income (medium/long term)		1,170
Dolar Fund	Fixed income (medium/long term)		1,619
U.S. Fund	Debt/Equity		776
Global	Debt/Equity		677
Asia Fund	Debt/Equity		11,650
Europe Fund	Debt/Equity		12,416
International Bond	Fixed income (medium/long term)		217
Medical & Health-Care Fund	Debt/Equity		226
Inversion Dollar 30	Debt/Equity		2,484
Emerging Dollar	Debt/Equity		50,987
Global Dollar	Debt/Equity		2,146
U.S. Dollar Fund	Debt/Equity		455
Bonsai 106 Garantizado	Fixed income (medium/long term)		19,703
Gestion Activa A	Debt/Equity		10,304
Garantizado 112	Fixed income (medium/long term)		6,592
Chile Garantizado	Fixed income (medium/long term)		8,927
Gestion Activa Acciones	Debt/Equity		4,402
Gestion Activa B	Debt/Equity		4,012
Gestion Activa C	Debt/Equity		3,789
Gestion Activa D	Debt/Equity		1,185
Gestion Activa E	Debt/Equity		981
Bambu Garantizado	Fixed income (medium/long term)		46,307
Brics Garantizado	Fixed income (medium/long term)		20,126
Inversionista Calificado	Equity		25,496
Fronteras del Este	Fixed income (medium/long term)		4,831
Marfil Garantizado	Fixed income (medium/long term)		17,199
Verde Amarelo Garantizado	Fixed income (medium/long term)		79,254
Consumo Estable	Debt/Equity		240
Energía y Materiales	Debt/Equity		621
Financiero	Debt/Equity		222
Gigants Garantizado	Fixed income (medium/long term)		36,578
Industria y Consumo Cíclico	Debt/Equity		2,106
Liquidez Full	Fixed income (short term)		212,164
Tecnología y telecomunicaciones	Debt/Equity		284
Tigres garantizado	Fixed income (medium/long term)		17,909

Total		Ch$	2,810,165

As of December 31, 2007, Banchile Administradora General de Fondos S.A. had equity of Ch$40,643 million and, for the year ended December 31, 2007, net income of Ch$13,880 million, which represented 5.7% of our consolidated net income for such period.

Factoring Services

We provide factoring services to our customers through Banchile Factoring S.A. Through this service, we purchase our customers’ outstanding debt portfolios, such as bills, notes, promissory notes or contracts, advancing them the cash flows involved and performing the collection of the related instruments. As of December 31, 2007, Banchile Factoring S.A. had net income of Ch$1,747 million, with a 5.9% return on shareholders’ equity and an estimated 10.6% market share in Chile’s factoring industry.

Financial Advisory Services

We provide financial advisory and other investment banking services to our customers through Banchile Asesoria Financiera S.A. The services offered by Banchile Asesoria Financiera S.A. are directed primarily to our corporate customers and include advisory services regarding mergers and acquisitions, restructuring, project finance and strategic alliances. As of December 31, 2007, Banchile Asesoria Financiera S.A. had shareholders’ equity of Ch$1,086 million and, for the year ended December 31, 2007, net income of Ch$593 million.

Insurance Brokerage

We provide insurance brokerage services to our customers through Banchile Corredores de Seguros Limitada. In 2000, we began to offer life insurance policies associated with consumer loans and non-credit related insurance to our individual clients and the general public. As of December 31, 2007, Banchile Corredores de Seguros Limitada had shareholders’ equity of Ch$4,490 million and, for the year ended December 31, 2007, net income of Ch$2,128 million. Banchile Corredores de Seguros Limitada had a 4.3% market share, measured by amount of policies (in Chilean pesos) sold by insurance brokerage companies during 2006, the latest year for which information is available for insurance brokerage companies.

Securitization Services

We offer investment products to meet the demands of institutional investors, such as private pension funds and insurance companies, through Banchile Securitizadora S.A. This subsidiary securitizes financial assets, which involves the issuance of a debt instrument with a credit rating that can be traded in the Chilean marketplace, backed by a bundle of revenue-producing assets of the client company. As of December 31, 2007, Banchile Securitizadora S.A. had shareholders’ equity of Ch$413 million and, for the year ended December 31, 2007, net income of Ch$90 million. Banchile Securitizadora S.A. had a 12.14% market share measured by volume of assets securitized as of December 31, 2007.

Sales Services

Promarket S.A. manages the direct sales force that sells and promotes our products and services (such as checking accounts, consumer loans and credit cards), together with those of our subsidiaries, and researches information about potential customers. As of December 31, 2007, Promarket S.A. had shareholders’ equity of Ch$308 million and, for the year ended December 31, 2007, a net loss of Ch$340 million.

Collection Services

We provide judicial and extra-judicial loan collection services on our behalf or on behalf of third parties through Socofin S.A. As of December 31, 2007, Socofin S.A. had equity of Ch$769 million and, for the year ended December 31, 2007, net income of Ch$352 million.

Trade Services

In November 2004, we began offering direct trade services to our customers through Banchile Trade Services Limited, which acts as our trade finance entity in markets such as China, Hong Kong, Taiwan and South Korea. As of December 31, 2007, Banchile Trade Services Limited had equity of Ch$459 million and, for the year ended December 31, 2007, net income of Ch$151 million.

Distribution Channels and Electronic Banking

Our distribution network provides integrated financial services and products to our customers through a wide range of channels. This network includes ATMs, branches, on-line banking and phone-banking devices. Our 1,414 ATMs (that form part of Redbanc’s 6,184 ATM system) allow our customers to conduct self-service banking transactions during banking and non-banking hours.

As of December 31, 2007, we had a network of 294 retail branches throughout Chile. The branch system serves as a distribution network for all of the products and services offered to our customers. Our full-service branches accept deposits, disburse cash, offer the full range of our retail banking products such as consumer loans, automobile financing, credit cards, mortgage loans and checking accounts and provide information to current and potential customers.

We offer electronic banking services to our customers 24 hours a day through our internet website, www.bancochile.cl, which has homepages that are segmented by market. Our individual homepage offers a broad range of services, including the payment of bills, electronic fund transfers, stop payment and non-charge orders, as well as a wide variety of account inquiries. Our corporate homepage offers services including our office banking service, Banconexion Web, which enables our corporate customers to perform all of their banking transactions from their offices. Both homepages offer our customers the sale of third-party products with exclusive benefits. We also have a homepage designed for our investor customers, through which they can perform transactions such as stock trading, time deposit taking and opening savings accounts. Our foreign trade customers can rely on our international business homepage, which enables them to inquire about the status of their foreign trade transactions and perform transactions such as opening letters of credit, recording import collection and hedging on instructions and letters of credit. In 2007, approximately 286,284 individual customers and 42,949 corporate customers performed close to 14.3 million transactions monthly on our website, of which 2.6 million were monetary transactions.

In addition, we provide our customers with access to a 24-hour phone-banking call center that grants them access to account information and allows them to effect fund transfers and certain payments. This service, through which we receive approximately 661,390 calls per month, has enabled us to develop customer loyalty campaigns, sell financial services and products, answer specialized inquiries about our remote services and receive and resolve complaints by customers and non-customers.

In 2001, in association with Banco de Credito e Inversiones, we created a company called Comercio Electronico Artikos Chile S.A. with the purpose of providing Chilean companies with the opportunity to trade their products and services electronically through the internet. We supplement this service with a wide range of financial services and electronic payment means.

Involvement with the Transantiago Plan

Since June 2005, we have been a shareholder in Administrador Financiero de Transantiago (“AFT”), the company responsible for the financial management of the overhaul of Santiago’s public transit system (the “Transantiago Plan”). Other majority shareholders of the company include three major Chilean banks, a financial services company and a technology services company. We own 20% of AFT’s shares, whose original capitalization was approximately U.S.$13.4 million as of June 8, 2005.

Although the Transantiago Plan has been beset with problems regarding its design, implementation and financing, certain transport agreements executed in March 2008 by and among the Secretary of Transportation and Telecommunications, the AFT and Toll Roads Companies have aimed at improving the Transantiago Plan. The Transantiago Plan is facing operational deficits that may be funded with transitory local or external credits, or by means of permanent fiscal subsidies.

In 2007, as shareholders of AFT, we made extraordinary contributions for a total amount of U.S.$4,114,000 with the purpose of financing AFT’s expenses, which were capitalized as of December 31, 2007. Between January and April 2008, we have made additional funds available to AFT in the amount of U.S.$358,000, to pay expenses arising from the Transantiago Plan. It is likely that we will continue to incur additional payments, however we do not expect that any such payments will materially affect our business.

Competition

Overview

The Chilean market for banking and other financial services is highly competitive, and we face significant competition in each of our principal segments of operation. The Chilean financial services market consists of a number of distinct sectors. The most important sector, commercial banking, includes 24 privately owned banks and one public sector bank, Banco del Estado. As of December 31, 2007, three banks together accounted for 52.6% of all outstanding loans by Chilean financial institutions, net of interbank loans: Banco Santander-Chile (21.2%), our bank (18.5%) and the public sector bank, Banco del Estado (12.9%).

As a commercial bank offering a range of services to all types of businesses and individual customers, we face a variety of competitors, ranging from other large, privately owned commercial banks to more specialized entities like “niche” banks. We consider the principal commercial banks in Chile to be our primary competitors, namely, Banco Santander-Chile, Banco de Credito e Inversiones, Banco Bilbao Vizcaya Argentaria Chile, or BBVA, and Corpbanca. Nevertheless, we face competition to a lesser extent from Banco del Estado, which has a larger distribution network and larger customer base than we do. Banco del Estado, which operates under the same regulatory regime as Chilean private sector banks, was the third largest bank in Chile as of December 31, 2007, with outstanding loans, net of interbank loans, of Ch$8,187,822 million, representing a 12.9% market share, according to data published by the Chilean Superintendency of Banks.

In the wholesale market, we consider our strongest competitors to be Banco Santander-Chile, Banco de Credito e Inversiones, BBVA and Corpbanca. We also consider these banks to be our most significant competitors in the middle market companies business segment.

In the retail market, we compete with other private sector Chilean banks, as well with Banco del Estado. Among private banks, we consider our strongest competitors in this market to be Banco Santander-Chile, Banco de Credito e Inversiones and BBVA, as each of these banks has developed business strategies that focus on both middle market companies and lower-middle to middle income brackets of the Chilean population. In addition, with respect to high-income individuals, as of December 2007, we considered our strongest competitors in this market to be Banco Santander-Chile and Citibank, N.A.

The Chilean banking industry has experienced increased levels of competition in recent years, including from foreign banks, which has led to, among other things, consolidation in the industry. Consequently, strategies have, on an overall basis, been aimed at reducing costs and improving efficiency standards. Our income may decrease due to the extent and intensity of competition.

We expect the trend of increased competition and consolidation to continue, particularly in connection with the formation of new large financial groups and the creation of new niche banks. In this regard, in mid-1996, Banco Santander of Spain took control of Banco Osorno and merged it into its Chilean operations, changing its name to Banco Santander-Chile. In addition, Banco O’ Higgins and Banco de Santiago merged in January 1997, forming Banco Santiago. In 1999, Banco Santander of Spain took control of Banco Santiago. In August 2002, Banco Santiago and Banco Santander–Chile, then the second and fourth largest banks in Chile, respectively, merged and became Chile’s largest bank. In 2003, Banco del Desarrollo merged with Banco Sudameris, and in 2004, Dresdner Banque Nationale de Paris merged with Banco Security. In 2005, Banco de Credito e Inversiones merged with Banco Conosur. In 2007, Banco Itaú adquired Bank Boston unit in Chile, while Rabobank adquired HNS Bank. In addition, Scotiabank adquired Banco del Desarrollo. In the first quarter of 2008, we merged with Citibank Chile. Although we believe that we are currently large enough to compete effectively in our target markets, any further consolidation in the Chilean financial services industry may adversely affect our competitive position.

Historically, commercial banks in Chile have competed in the retail market against each other, with finance companies and with department stores, the latter two having traditionally been focused on consumer loans to middle- and low-income subsegments. However, finance companies have gradually disappeared as most of them have been merged into the largest banks.

Non-bank competition from large department stores has become increasingly significant in the consumer-lending sector. Indeed, three new consumer-oriented banks, affiliated with Chile’s largest department stores, have been established during recent years. Although these new banks had a market share of 1.5% as of December 31, 2007, according to the Chilean Superintendency of Banks, the opening of these banks is likely to make consumer banking more competitive. The growth rate of non-bank competition including mainly department stores, private compensation funds, savings and credit cooperatives accounts and insurance companies for an estimated excedded the growth of bank competition during 2007.

The following table provides certain statistical information on the Chilean financial system as of December 31, 2007:

	As of December 31, 2007
	Assets			Loans(1)			Deposits			Shareholders’ Equity(2)
	Amount		Share	Amount		Share	Amount		Share	Amount		Share
	(in millions of constant Ch$ as of December 31, 2007, except percentages)
Private banks	Ch$	73,235,473	84.9%	Ch$	55,143,186	87.1%	Ch$	42,204,553	84.6%	Ch$	6,357,252	91.6%
Banco del Estado		13,021,013	15.1		8,187,822	12.9		7,663,714	15.4		585,822	8.4

Total banking system	Ch$	86,256,486	100.0%	Ch$	63,331,008	100.0%	Ch$	49,868,267	100.0%	Ch$	6,943,074	100.0%

Source: Chilean Superintendency of Banks

(1)	Net of interbank loans.

(2)	Shareholders’ equity includes net income for purposes of this table.

Loans

The following table sets forth our market share in terms of loans (excluding interbank loans), and our principal private sector competitors, as of the dates indicated:

	Bank Loans(1)
	As of December 31,
	2003	2004	2005	2006	2007
Banco Santander-Chile	22.6%	22.7%	22.5%	22.2%	21.2%
Banco de Chile	18.5	17.8	18.2	18.1	18.5
Banco de Credito e Inversiones(2)	11.2	11.8	12.5	12.5	12.4
Conosur	0.5	0.4	—	—	—
BBVA Bilbao Vizcaya	7.3	7.8	8.1	8.2	8.4
Banco Corpbanca	6.4	6.5	6.4	6.3	6.8

Total market share	66.5%	67.0%	67.7%	67.3%	67.3%

Source: Chilean Superintendency of Banks

(1)	For ease of comparison, interbank loans have been eliminated.

(2)	Banco de Credito e Inversiones merged with Conosur in 2005.

Credit Quality

As of December 31, 2007, according to information published by the Chilean Superintendency of Banks, we had an unconsolidated ratio of allowances to total loans of 1.34%, ratio below the 1.58% posted by all banks in Chile as a whole. Since 2003, our allowances to total loan ratio has been decreasing as economic conditions and our collection procedures have improved. The following graph illustrates the five-year history of our unconsolidated allowances to total loan portfolio ratio as compared to the Chilean financial system’s ratio as of December 31 for each of the years indicated.

Source: Chilean Superintendency of Banks

The following table sets forth the unconsolidated ratio of allowances to total loans of the largest private sector banks and that of the financial system as a whole (including such banks) as of December 31 in each of the last five years:

	Allowances to Total Loans
	As of December 31,
	2003	2004	2005	2006	2007
Banco de Chile	2.89%	2.23%	1.70%	1.48%	1.34%
Banco de Credito e Inversiones(1)	1.93	1.70	1.54	1.27	1.32
Conosur	8.21	7.17	—	—	—
BBVA Bilbao Vizcaya	1.91	2.04	1.35	1.14	0.99
Banco Santander–Chile	2.18	1.96	1.42	1.46	1.71
Banco Corpbanca	2.11	1.70	1.56	1.40	1.27

Financial system	2.31%	1.99%	1.61%	1.48%	1.58%

Source: Chilean Superintendency of Banks

(1)	Banco de Credito e Inversiones merged with Conosur in 2005.

As of December 31, 2007, according to information published by the Chilean Superintendency of Banks, we had an unconsolidated ratio of past due loans to total loans of 0.52%. The following table sets forth the ratio of past due loans to total loans for the four largest private sector banks as of December 31 in each of the last three years:

	Past Due Loans to Total Loans
	As of December 31,
	2005	2006	2007
BBVA Bilbao Vizcaya	1.13%	0.93%	0.91%
Banco Santander–Chile	1.05	0.79	0.87
Banco de Credito e Inversiones	0.72	0.84	0.68
Banco de Chile	0.88	0.65	0.52
Banco Corpbanca	0.88%	0.57%	0.54%

Source: Chilean Superintendency of Banks

Deposits

We had deposits of Ch$8,492,376 million as of December 31, 2007 on an unconsolidated basis. In unconsolidated terms, our 17.0% of the market share for deposits, including borrowings from domestic financial institutions, placed us in second place among private sector banks. The following table sets forth the market shares in terms of deposits for the private sector banks with the largest market share as of December 31 in each of the last three years:

	Deposits
	As of December 31,
	2005	2006	2007
Banco de Chile	16.4%	17.6%	17.0%
Banco Santander–Chile	21.5	22.0	21.3
Banco de Credito e Inversiones	12.0	12.6	12.3
BBVA Bilbao Vizcaya	8.0	8.1	8.1
Banco Corpbanca	5.2	4.6	5.5

Total market share	63.1%	64.9%	64.2%

Source: Chilean Superintendency of Banks

Shareholders’ Equity

With Ch$809,105 million in shareholders’ equity (not including net income), according to information published by the Chilean Superintendency of Banks, as of December 31, 2007, we were the second largest private sector commercial bank in Chile in terms of shareholders’ equity.

The following table sets forth the level of shareholders’ equity for the largest private sector banks in Chile as of December 31 in each of the last three years:

	Shareholders’ Equity
	As of December 31,
	2005		2006		2007
	(in millions of constant Ch$ as of December 31, 2007)
Banco Santander–Chile	Ch$	923,432	Ch$	1,030,779	Ch$	1,129,395
Banco de Chile		651,772		686,697		809,105
Banco de Credito e Inversiones		433,347		502,037		568,559
Banco Corpbanca		389,159		423,312		433,625
BBVA Bilbao Vizcaya	Ch$	284,117	Ch$	286,656	Ch$	334,913

Source: Chilean Superintendency of Banks

Return on Average Shareholders’ Equity

Our return on average shareholders’ equity, including net income for the year, was 27.4% for the year ended December 31, 2007, according to information published by the Chilean Superintendency of Banks. The following table sets forth our return on average shareholders’ equity and the returns of our principal competitors and the Chilean financial system, in each case as of December 31 in each of the last five years:

	Return on Average Shareholders’ Equity Year Ended December 31,
	2003	2004	2005	2006	2007
Banco de Chile	20.0%	23.6%	26.7%	25.0%	27.4%
Banco Santander-Chile	21.6	20.4	23.7	25.2	23.9
Banco de Credito e Inversiones (1)	22.1	22.8	23.4	22.6	21.8
Banco Corpbanca	15.9	14.6	13.8	9.5	11.6
BBVA Bilbao Vizcaya	10.5	5.3	10.7	10.0	9.8
Conosur	25.1	35.9	—	—	—

Financial system average	15.0%	15.3%	16.4%	16.8%	16.5%

Source: Chilean Superintendency of Banks

(1)	Banco de Credito e Inversiones merged with Conosur in 2005.

Efficiency

For the year ended December 31, 2007, our efficiency ratio (operating expenses as a percentage of our operating revenues) was 45.8% on an unconsolidated basis.

The following table sets forth the efficiency ratios of the largest private sector Chilean banks as of December 31 in each of the last three years:

	Efficiency Ratio(1)
	As of December 31,
	2005	2006	2007
BBVA Bilbao Vizcaya	67.9%	66.6%	62.6%
Banco de Credito e Inversiones	52.7	53.7	51.1
Banco de Chile	50.4	51.1	45.8
Banco Santander-Chile	44.0	40.6	37.9
Banco Corpbanca	40.9%	50.1%	42.4%

Source: Chilean Superintendency of Banks

(1)	Calculated by dividing operating expense by operating revenue.

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

In June 2007, the Chilean Government passed Law No. 20,190, which amended various aspects of Chile’s capital markets regulatory framework, such as the General Banking Law, Securities, Insurance, Venture Capital and Tax law. Law No. 20,190 is aimed at improving the access to financing for start-up companies and small businesses in order to strengthen confidence in the stock market and to stimulate the development of the financial market in general. The General Banking Law was amended to achieve these ends by, among other things, revising regulations concerning demand deposits, increasing certain credit limits and redefining the calculations to determine the proper amount for a bank’s reserves. In addition, the General Banking Law was amended to allow local banks to engage in derivatives, such as options, swaps and forwards, thereby eliminating prior legal impediments to those practices.

Deposit Insurance

The Chilean government guarantees up to 90.0% of the principal amount of certain time and demand deposits held by individuals in the Chilean banking system. This guarantee covers obligations with a maximum value of UF108 per person (Ch$2,119,247.3 or U.S.$4,274.23 as of December 31, 2007) per calendar year.

Reserve Requirements

Deposits are subject to a reserve requirement of 9.0% for demand deposits and 3.6% for time deposits (with terms of less than one year). The Central Bank has statutory authority to increase these percentages to up to 40% for demand deposits and up to 20% for time deposits, to implement monetary policy.

In addition, Chilean banks must hold a certain amount of assets in cash or highly liquid instruments. This reserve requirement is equal to the amount by which the daily balance of deposits payable on demand, net of clearing, exceeds 2.5 times the amount of the bank’s effective equity. Deposits payable on demand include:

•	deposits in checking accounts;

•	other demand deposits or obligations payable on demand and incurred in the ordinary course of business;

•	saving deposits that allow unconditional withdrawls that bear a stated maturity; and

•	other deposits unconditionally payable immediately.

Chilean regulations also require that (1) gaps between assets and liabilities maturing within less than 30 days do not exceed a bank’s basic capital and (2) gaps between assets and liabilities maturing within less than 90 days do not exceed twice a bank’s equity.

Minimum Capital

Under the Chilean General Banking Law, a bank must have a minimum paid-in capital and reserves of UF800,000 (Ch$15,698 million or U.S.$31.7 million as of December 31, 2007). However, a bank may begin its operations with 50.0% of such amount, provided that it has an effective equity ratio (defined as effective equity as a percentage of risk-weighted assets) of not less than 12.0%. When such a bank’s paid-in capital reaches UF600,000 (Ch$11,774 million or U.S.$23.8 million as of December 31, 2007) the effective equity ratio requirement is reduced to 10.0%.

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

Market Risk Regulations

In September 2005, the Chilean Superintendency of Banks (the “Superintendency”) introduced new regulations for measuring market risks (e.g., price and liquidity risks). The Superintendency introduced standardized methodologies based on Basel Market Risk Measurement models for measuring and reporting price risks. These methodologies allow local banks to determine interest rate, foreign exchange (“FX”) and options risks (for FX and interest rate transactions) taken in both their trading and accrual books.

The trading book is comprised of the debt instruments portfolios that have a liquid secondary market and therefore their valuation at market prices (and the corresponding P&L) impact is representative of market conditions. In addition, all derivative transactions and the FX mismatches are also part of the trading book. The accrual book is comprised of all of the asset and liability balance sheet items that are not part of the trading book.

The new rules state that the price risk of the trading book plus 10% of the risk-weighted assets may not be greater than a bank’s effective equity (in this case, the effective equity is equivalent to shareholders’ equity plus subordinated debt and other minor adjustments). As of December 31, 2007, the price risk of our trading book totaled Ch$16,731 million.

The following table shows our regulatory risk availability, computed as the difference between the total risk (10% of the risk-weighted assets plus the trading book risk) and our effective equity, as of December 31, 2007:

As of December 31, 2007
(in millions of constant Ch$)
(a) 10% risk-weighted assets	1,153,679
(b) Trading price risk	16,731
(c = a + b) Total risk	1,170,410
(d) Effective Equity	1,233,370
(e = d - c) Risk Availability	62,960

The guidelines for measuring liquidity risk are mainly focused on constructing a projected cash flow including behavioral run-off assumptions for some specific balance sheets items (for example, demand deposits).

In June 2006, the Chilean Superintendency of Banks introduced new regulations relating to (a) the valuation process of debt instruments and (b) the measurement and reporting of credit risk generated by derivative transactions.

Prior to June 2006, the Chilean Superintendency of Banks allowed banks to classify debt instruments for accounting and business purposes as either “Trading” or “Held-to-Maturity” only. Starting in June 2006, a new alternative classification was added (“Available-for-Sale”). With these three classifications now in place, the Chilean classification framework is in line with current international standards prevalent in all major financial centers. No changes to the classification system have occurred since June 2006.

Credit risk for derivative transactions, for regulatory purposes, must be measured and reported as:

Credit risk = Current Mark-to-Market (if positive) + Credit Risk Factor (%) * Notional Amount

The Current Mark-to-Market (or CMTM) of the transaction, if positive, reflects the amount of money owed by the customer today. In other words, the CMTM represents the amount the customer would pay us if the transaction was unwound today.

As we are interested in measuring the amount of money that the customer would owe us at maturity, the potential future value of the transaction is added to the CMTM. This potential is measured as the Credit Risk Factor multiplied by the Notional Amount. The Credit Risk Factor reflects the potential fluctuation (under some specific confidence level) that the market factors involved in the transaction may have in the future until maturity, that positively (or negatively) impact the value (or risk) of the transaction for the bank.

The regulator determines the Credit Risk Factor by considering market factors (interest rates, FX rates, etc.) and the types of transactions (FX forwards, interest rate swaps, etc.).

The formula detailed above does not completely capture the counterparty risk due to the derivative activities as the above methodology excludes transactions with a current negative value. This exclusion misstates the actual counterparty risk for the counterparties whose transactions are currently showing a negative current value for the bank. It is important to note that the fluctuation of market factors may lead to a positive expected value for the bank at maturity, although the above methodology does not capture such risk while it has a negative value.

Lending Limits

Under the General Banking Law, Chilean banks are subject to certain lending limits, including the following material limits:

•

a bank may not extend to any entity or individual, directly or indirectly, unsecured credit in an amount that exceeds 10.0% of the bank’s effective equity, or in an amount that exceeds 30.0% of its effective equity if the excess over 10.0% is secured by certain assets with a value equal to or higher than such excess. In the case of foreign export trade financing, the ceiling for unsecured credits is 10.0% and 30.0% for secured credits

•

in the case of financing infrastructure projects built through the concession mechanism, the 10.0% ceiling for unsecured credits is raised to 15.0% if secured by a pledge over the concession, or if granted by two or more banks or finance companies which have executed a credit agreement with the builder or holder of the concession;

•	a bank may not extend loans to another financial institution subject to the General Banking Law in an aggregate amount exceeding 30.0% of its effective equity;

•

a bank may not extend to any individual or entity that is, directly or indirectly, related to the ownership or management of the bank, credit under more favorable terms with respect to repayment conditions, interest rates or collateral than those granted to third parties in similar transactions. The aggregate amount of such credits granted to related persons may not exceed 5.0% of the bank’s effective equity. The 5.0% unsecured ceiling is raised to 25.0% of the bank’s effective equity if the excess over 5.0% is secured by certain assets with a value equal to or higher than such excess. In any case, the aggregate amount of these credits granted by the bank may not exceed the bank’s effective equity.

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

Upon completion of this analysis, each borrower and loan must be classified to the following normal risk or above normal risk category levels:

Borrowers with Normal Risk

Categories A1, A2 and A3:	Borrowers with payment capacity sufficient to cover their loan obligations. They have no apparent credit risk and their payment capacity is not affected by unfavorable business, economic or financial situations. Category A1 is used exclusively for companies with titles in national currency with a private risk rating equal to or higher than “AA-”.

Category B:	Borrowers with payment capacity sufficient to cover their loan obligations. While they present some risk, their payment capacity is not affected by unfavorable business, economic or financial situations.

Borrowers with Above Normal Risk

Categories C1, C2, C3, C4, D1 or D2:	These borrowers have insufficient payment capacity to cover their loan obligations under predictable circumstances.

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

Adoption of IFRS

In 2007, the Chilean Superintendency of Banks issued a circular requiring banks to adopt International Financial Reporting Standards (IFRS) for the reporting of financial statements starting on January 1, 2009. There are certain exceptions to the adoption of IFRS by Chilean banks, such as the fact that banks (i) must provide for credit risk based on requirements such as expected losses on loan commitments (i.e., off-balance contingent risk such as authorized credit limits or letters of credit not yet negotiated) and (ii) are not allowed to designate assets or liabilities at fair value.

Since January 1, 2008, Chilean banks have begun to use IFRS in preparation of their financial statements in accordance with the guidance provided by the Superintendency. When we eventually apply IFRS standards to our consolidated financial statements, there will be certain differences in our presentation of financial information. For instance, there will be a change in the valuation of certain items, especially in the determination of allowances for substandard portfolio loans and contingency amounts (e.g., credit lines over current accounts and credit cards and applying effective interest rates over the loan portfolio). At the moment, however, it is not possible to determine the exact impact that the adoption of IFRS will entail in the presentation of our financial information (as compared with Chilean GAAP). We are currently developing a preliminary analysis of how the adoption of IFRS will impact our financial condition and results of operations and we expect to be able to discuss these impacts in greater detail in next year’s annual report.

Changes to Charging of Fees for Bank Services

On March 25, 2008, the Chilean Superintendency of Banks issued a circular (No. 3,429) which adopted a new rule to govern the charging of fees of commissions for services performed by banks. The new regulation provides general criteria for the calculation of fees depending on which products or services are involved. The new rule seeks to increase transparency in fee and commission structures by improving the accuracy of information delivered to customers.

Under the new rule, banks will be required to provide adequate disclosure of financial services costs and will submit periodic information on fees effectively charged. In addition, banks must give 60 days’ notice to affected customers before implementing any changes related to the amount of fees and other charges and must provide full disclosure of any such fees or charges. In particular, the amended regulation imposes a restriction on the ability of banks to collect fees for current accounts. Banks will only be permitted to charge annual administration fees for certain services (such as non-payment orders, check protests and non-authorized overdrafts, to name a few). The only fees that may be charged for services to current accounts are those that are either voluntarily accepted by the customer or those that relate to the maintenance of systems for providing such services (and not the transactions themselves).

We anticipate that the application of this new rule will have an impact on the Bank’s income, primarily due to our inability to charge certain fees which have historically been charged. The amended regulation shall be fully effective as of January 1, 2009.

Prevention of Money Laundering and the Financing of Terrorism

On March 6, 2006, the Chilean Superintendency of Banks issued regulations governing the requirements applicable to banks with respect to prevention of money laundering and terrorism financing. The regulations are aimed at incorporating international anti-money laundering (“AML”) and terrorism financing laws to the Chilean banking industry. Pursuant to the regulations, the Chilean Superintendency of Banks requires that banks implement an Anti-Money Laundering and Terrorism Financing system based mainly on the “know your customer” concept. Moreover, these policies and procedures must be approved by the board of directors and must take into account the volume and complexity of its operations and other related parties.

Based on these requirements, a Customer Identification Program (as part of the Anti-Money Laundering and Terrorism Financing) is needed to enable the Bank to restablish the reasonable belief that it knows the true identity of its customers. In general, the program includes:

•	properly identifying customers, including their background, source and amount of funds, country of origin and other risk factors;

•	identifying what the Chilean Superintendency of Banks has defined as “persons politically exposed at the international level,” or PEPs, both within Chile and internationally;

•	establishing procedures to open accounts and products, with different documentation requirements needed for different types of accounts and products.

The Anti-Money Laundering and Terrorism Financing system required by local regulations must also include the following components:

•	AML policies and procedures aimed at preventing the Bank from being used as intermediary to carry out money laundering operations;

•	Creation of a Compliance Officer on a senior management level who is responsible for coordinating and monitoring day-to-day AML compliance;

•

Establishment of an AML Committee, whose main function is planning and coordinating the fulfillment of AML policies and procedures. Our AML Committee gathers on a monthly basis and its membership includes the Chairman of the Board, the Chief Executive Officer, Legal Counsel, Operations and Technology Manager, CEO of Banchile Administradora General de Fondos S.A., the Risk Control Manager and the Global Compliance Head. In addition, we have also established a Transaction Analysis Committee, whose purpose is to analyze suspicious transactions, determine continuity of business with such clients and report these matters to the Financial Analysis Unit;

•	Use of software tools to detect, monitor and report unusual operations related to transactions made by customers on different products;

•	Implementation of personnel selection policies and a training program, in order to prevent money laundering issues;

•	Establishment of a Code of Conduct, in order to guide employee behavior and prevent possible conflicts of interest, among other things; and

•	Independent testing in the Compliance area, which must be conducted by the Bank’s Internal Audit Department.

ORGANIZATIONAL STRUCTURE

The following diagram presents our current corporate structure, including our subsidiaries and their respective ownership interests:

With the exception of Banchile Trade Services Limited, which was incorporated in Hong Kong, all of the subsidiaries presented above have their jurisdiction of incorporation in the Republic of Chile.

PROPERTY, PLANTS AND EQUIPMENT

We are domiciled in Chile and own the building located at Ahumada 251, Santiago, Chile that is approximately 72,000 square meters and serves as the headquarters for the Bank and its subsidiaries. In addition, we own an approximately 15,000 square meter building located at Huerfanos 740, Santiago, Chile where the remainder of our executive offices are located. At December 31, 2007, we owned the properties on which 158 of our full-service branches and other points of sale are located (approximately 106,500 square meters of office space). As of December 31, 2007, we had leased office space for our remaining 165 full-service branches and other points of sale, the New York and Miami branches, as well as for our representative offices. We also own properties throughout Chile for back office and administrative operations, as well as for storage of documents and other purposes. We believe that our facilities are adequate for our present needs and suitable for their intended purposes.

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

and

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

The real interest rate can be negative for a portfolio of peso-denominated loans when the inflation rate for the period is higher than the average nominal rate of the loan portfolio for the same period. A similar effect could occur for a portfolio of foreign currency-denominated loans when the inflation rate for the period is higher than the combined effect of the devaluation rate for the period and the corresponding average nominal rate of the portfolio.

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

Due to the significant revaluation of the Chilean peso against the U.S. dollar in 2005 and 2007, and the fact that nominal interest rates and the inflation rate were comparatively high in 2005 and 2007, most real interest rates on foreign currency assets and liabilities shown in the tables in “—Selected Statistical Information” are negative in 2005 and 2007.

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

The following tables show, by currency of denomination, average balances and, where applicable, interest amounts, nominal and real rates for our assets and liabilities for the years ended December 31, 2005, 2006 and 2007:

	Year Ended December 31,
	2005						2006						2007
	Average balance		Interest earned		Average nominal rate	Average real rate	Average balance		Interest earned		Average nominal rate	Average real rate	Average balance		Interest earned		Average nominal rate	Average real rate
	(in millions of constant Ch$ as of December 31, 2007, except percentages)
Assets
Interest earning assets
Interbank deposits
Ch$		—		—	—	—		—		—	—	—		—		—	—	—
UF		—		—	—	—		—		—	—	—		—		—	—	—
Foreign currency	Ch$	172,691	Ch$	9,732	5.64%	(6.40)%	Ch$	117,807	Ch$	9,202	7.81%	9.24%	Ch$	150,222	Ch$	14,641	9.75%	(5.56)%

Total		172,691		9,732	5.64	(6.40)		117,807		9,202	7.81	9.24		150,222		14,641	9.75	(5.56)

Financial Investments
Ch$		780,993		26,276	3.36	(0.29)		677,303		33,283	4.91	2.29		880,897		48,344	5.49	(2.16)
UF		134,924		8,359	6.20	2.45		166,034		9,918	5.97	3.32		140,086		19,186	13.70	5.45
Foreign currency		658,117		24,390	3.71	(8.11)		525,616		27,666	5.26	6.66		374,752		16,115	4.30	(10.25)

Total		1,574,034		59,025	3.75	(3.32)		1,368,953		70,867	5.18	4.09		1,395,735		83,645	5.99	(3.57)

Commercial loans
Ch$		1,642,377		113,169	6.89	3.12		1,903,642		147,626	7.75	5.06		2,291,840		220,755	9.63	1.68
UF		2,723,720		225,428	8.28	4.45		3,431,092		228,405	6.66	3.98		3,798,947		443,933	11.69	3.59
Foreign currency		313,500		12,247	3.91	(7.93)		277,395		13,746	4.96	6.35		300,835		3,488	1.16	(12.95)

Total		4,679,597		350,844	7.50	3.15		5,612,129		389,777	6.95	4.46		6,391,622		668,176	10.45	2.12

Consumer loans
Ch$		817,760		154,926	18.95	14.75		1,014,738		206,913	20.39	17.37		1,138,353		232,021	20.38	11.65
UF		26,468		2,961	11.19	7.26		26,544		2,568	9.67	6.93		27,224		4,056	14.90	6.57
Foreign currency		—		—	—	—		—		—	—	—		—		—	—	—

Total		844,228		157,887	18.70	14.51		1,041,282		209,481	20.12	17.11		1,165,577		236,077	20.25	11.53

Interbank loans
Ch$		41,967		1,477	3.52	(0.14)		18,546		960	5.18	2.54		44,420		2,481	5.59	(2.07)
UF		—		—	—	—		—		—	—	—		—		—	—	—
Foreign currency		1,660		83	5.00	(6.96)		598		38	6.35	7.76		3,483		251	7.21	(7.75)

Total		43,627		1,560	3.58	(0.39)		19,144		998	5.21	2.70		47,903		2,732	5.70	(2.49)

Leasing contracts
Ch$		19,883		1,762	8.86	5.02		23,607		2,574	10.90	8.12		39,473		4,295	10.88	2.84
UF		366,996		40,570	11.05	7.13		453,152		38,705	8.54	5.82		493,970		66,810	13.53	5.29
Foreign currency		42,115		2,577	6.12	(5.97)		43,227		3,063	7.09	8.51		60,612		4,075	6.72	(8.16)

Total		428,994		44,909	10.47	5.75		519,986		44,342	8.53	6.15		594,055		75,180	12.66	3.76

Foreign trade loans
Ch$		—		—	—	—		—		—	—	—		—		—	—	—
UF		24,165		965	3.99	0.32		26,330		568	2.16	(0.40)		28,003		1,892	6.76	(0.99)
Foreign currency		670,612		26,848	4.00	(7.85)		689,774		43,436	6.30	7.71		760,301		14,115	1.86	(12.35)

Total		694,777		27,813	4.00	(7.56)		716,104		44,004	6.14	7.41		788,304		16,007	2.03	(11.95)

Mortgage loans
Ch$		—		—	—	—		—		—	—	—		—		—	—	—
UF		791,670		90,971	11.49	7.55		669,483		60,096	8.98	6.25		523,456		67,190	12.84	4.65
Foreign currency		—		—	—	—		—		—	—	—		—		—	—	—

Total		791,670		90,791	11.49	7.55		669,483		60,096	8.98	6.25		523,456		67,190	12.84	4.65

Contingent loans
Ch$		89,463		1,846	2.06	2.06		121,234		1,875	1.55	1.55		139,966		1,898	1.36	1.36
UF		318,220		2,552	0.80	0.80		409,764		2,931	0.72	0.72		505,271		3,086	0.61	0.61
Foreign currency		266,396		372	0.14	0.14		358,884		524	0.15	0.15		410,436		800	0.19	0.19

Total		674,079		4,770	0.71	0.71		889,882		5,330	0.60	0.60		1,055,673		5,784	0.55	0.55

Past due loans
Ch$		22,353		1,233	5.52	1.79		25,766		1,080	4.19	1.58		27,694		638	2.30	(5.12)
UF		64,880		677	1.04	(2.52)		44,887		23	0.05	(2.46)		33,847		28	0.08	(7.18)
Foreign currency		2,418		—	—	—		2,728		—	—	—		4,002		—	—	—

Total		89,651		1,910	2.13	(1.38)		73,381		1,103	1.50	(0.95)		65,543		666	1.02	(5.87)

Ch$		3,414,796		300,689	8.81	4.96		3,784,836		394,311	10.42	7.65		4,562,643		510,432	11.19	3.12
UF		4,451,043		372,483	8.37	4.54		5,227,286		343,214	6.57	3.90		5,550,804		606,181	10.92	2.88
Foreign currency		2,127,509		76,249	3.58	(8.22)		2,016,029		97,675	4.84	6.24		2,064,643		53,485	2.59	(11.72)

Total	Ch$	9,993,348	Ch$	749,421	7.50%	1.97%		11,028,151	Ch$	835,200	7.57%	5.61%		12,178,090		1,170,098	9.61%	0.49%

	Year Ended December 31,
	2005						2006						2007
	Average balance		Interest earned		Average nominal rate	Average real rate	Average balance		Interest earned		Average nominal rate	Average real rate	Average balance		Interest earned	Average nominal rate	Average real rate
	(in millions of constant Ch$ as of December 31, 2007, except percentages)
Assets
Non–interest earning assets
Cash and due from banks
Ch$	Ch$	560,971		—	—	—	Ch$	346,262		—	—	—	Ch$	408,826	—	—	—
UF		—		—	—	—		—		—	—	—		—	—	—	—
Foreign currency		284,444		—	—	—		572,327		—	—	—		333,143	—	—	—

Total		845,415		—	—	—		918,589		—	—	—		741,969	—	—	—

Allowances for loan losses
Ch$		(152,395)		—	—	—		(150,356)		—	—	—		(150,598)	—	—	—
UF				—	—	—		—		—	—	—		—	—	—	—
Foreign currency		(1,603)		—	—	—		(270)		—	—	—		(220)	—	—	—

Total		(153,998)		—	—	—		(150,626)		—	—	—		(150,818)	—	—	—

Fixed assets
Ch$		148,569		—	—	—		155,996		—	—	—		156,279	—	—	—
UF				—	—	—		—		—	—	—		—	—	—	—
Foreign currency		1,808		—	—	—		2,470		—	—	—		1,263	—	—	—

Total		150,377		—	—	—		158,466		—	—	—		157,542	—	—	—

Other assets
Ch$		371,393		—	—	—		383,180		—	—	—		300,674	—	—	—
UF		1,488		—	—	—		1,650		—	—	—		2,557	—	—	—
Foreign currency		114,465		—	—	—		127,031		—	—	—		364,480	—	—	—

Total		487,346		—	—	—		511,861		—	—	—		667,711	—	—	—

Total non–interest earning assets
Ch$		928,538		—	—	—		735,082		—	—	—		715,181	—	—	—
UF		1,488		—	—	—		1,650		—	—	—		2,557	—	—	—
Foreign currency		399,114		—	—	—		701,558		—	—	—		698,666	—	—	—

Total		1,329,140		—	—	—		1,438,290		—	—	—		1,416,404	—	—	—

Total assets
Ch$		4,343,334		300,689	—	—		4,519,918		394,311	—	—		5,277,824	510,432	—	—
UF		4,452,531		372,483	—	—		5,228,936		343,214	—	—		5,553,361	606,181	—	—
Foreign currency		2,526,623		76,249	—	—		2,717,587		97,675	—	—		2,763,309	53,485	—	—

Total	Ch$	11,322,488	Ch$	749,421	—	—	Ch$	12,466,441	Ch$	835,200	—	—	Ch$	13,594,494	1,170,098	—	—

	Year Ended December 31,
	2005						2006						2007
	Average balance		Interest paid		Average nominal rate	Average real rate	Average balance		Interest paid		Average nominal rate	Average real rate	Average balance		Interest paid		Average nominal rate	Average real rate
	(in millions of constant Ch$ as of December 31, 2007, except percentages)
Liabilities
Interest bearing liabilities
Savings accounts
Ch$		—		—	—	—		—		—	—	—		—		—	—	—
UF	Ch$	152,714	Ch$	5,867	3.84%	0.17%	Ch$	149,209	Ch$	3,053	2.05%	(0.51)%	Ch$	136,098	Ch$	8,797	6.46%	(1.26)%
Foreign currency		—		—	—	—		—		—	—	—		—		—	—	—

Total		152,714		5,867	3.84	0.17		149,209		3,053	2.05	(0.51)		136,098		8,797	6.46	(1.26)

Time deposits
Ch$		2,406,826		96,651	4.02	0.34		2,856,311		184,081	6.44	3.78		3,248,366		264,548	8.14	0.30
UF		1,138,605		64,050	5.63	1.90		1,748,544		81,740	4.67	2.05		1,999,006		145,586	7.28	(0.50)
Foreign currency		768,545		23,318	3.03	(8.70)		874,191		12,697	1.45	2.80		761,695		11,027	1.45	(12.70)

Total		4,313,976		184,019	4.27	(0.86)		5,479,046		278,518	5.08	3.07		6,009,067		421,161	7.01	(1.61)

Central Bank borrowings
Ch$		33,149		1,045	3.15	(0.49)		12,682		667	5.26	2.62		14,759		791	5.36	(2.28)
UF		1,746		104	5.97	2.23		1,210		86	7.10	4.42		649		55	8.47	0.61
Foreign currency		—		—	—	—		—		—	—	—		—		—	—	—

Total		34,895		1,149	3.29	(0.35)		13,892		753	5.42	2.78		15,408		846	5.49	(2.16)

Repurchase agreements
Ch$		214,715		5,913	2.75	(0.87)		210,744		10,484	4.97	2.34		277,115		13,046	4.71	(2.89)
UF		1,382		—	—	—		244		—	—	—		962		51	5.30	(2.34)
Foreign currency		111,275		4,933	4.43	(7.47)		81,085		2,806	3.46	4.83		34,733		1,896	5.46	(9.25)

Total		327,372		10,846	3.31	(3.11)		292,073		13,290	4.55	3.03		312,810		14,993	4.79	(3.59)

Mortgage finance bonds
Ch$		—		—	—	—		—		—	—	—		—		—	—	—
UF		676,348		59,767	8.84	4.99		532,761		39,142	7.35	4.66		428,383		51,031	11.91	3.80
Foreign currency		—		—	—	—		—		—	—	—		—		—	—	—

Total		676,348		59,767	8.84	4.99		532,761		39,142	7.35	4.66		428,383		51,031	11.91	3.80

Other interest bearing liabilities(1)
Ch$		182,163		2,317	1.27	(2.30)		216,251		3,819	1.77	(0.78)		262,005		1,505	0.57	(6.72)
UF		587,440		55,255	9.41	5.54		706,602		46,788	6.62	3.95		912,749		109,349	11.98	3.86
Foreign currency		832,820		20,891	2.51	(9.17)		723,176		14,427	1.99	3.35		766,069		23,951	3.13	(11.26)

Total		1,602,423		78,463	4.90	(3.00)		1,646,029		65,034	3.95	3.06		1,940,823		134,805	6.95	(3.54)

Total interest bearing liabilities
Ch$		2,836,853		105,926	3.73	0.07		3,295,988		199,051	6.04	3.38		3,802,245		279,890	7.36	(0.43)
UF		2,558,235		185,043	7.23	3.45		3,138,570		170,809	5.44	2.80		3,477,847		314,869	9.05	1.14
Foreign currency		1,712,640		49,142	2.87	(8.85)		1,678,452		29,930	1.78	3.13		1,562,497		36,874	2.36	(11.92)

Total	Ch$	7,107,728	Ch$	340,111	4.79%	(0.86)%	Ch$	8,113,010	Ch$	399,790	4.93%	3.11%	Ch$	8,842,589	Ch$	631,633	7.14%	(1.84)%

(1)	Other interest-bearing liabilities primarily include foreign borrowings, subordinated bonds, bonds and borrowings from domestic financial institutions.

	Year Ended December 31,
	2005						2006						2007
	Average balance		Interest paid		Average nominal rate	Average real rate	Average balance		Interest paid		Average nominal rate	Average real rate	Average balance		Interest paid		Average nominal rate	Average real rate
	(in millions of constant Ch$ as of December 31, 2007, except percentages)
Liabilities
Non–interest bearing liabilities
Non–interest bearing demand deposits
Ch$	Ch$	1,833,648		—	—	—	Ch$	1,747,854		—	—	—	Ch$	1,916,534		—	—	—
UF		14,803		—	—	—		8,065		—	—	—		7,915		—	—	—
Foreign currency		548,425		—	—	—		444,575		—	—	—		392,930		—	—	—

Total		2,396,876		—	—	—		2,200,494		—	—	—		2,317,379		—	—	—

Contingent liabilities
Ch$		89,290		—	—	—		121,358		—	—	—		140,664		—	—	—
UF		317,712		—	—	—		406,747		—	—	—		504,981		—	—	—
Foreign currency		268,887		—	—	—		361,449		—	—	—		413,760		—	—	—

Total		675,889		—	—	—		889,554		—	—	—		1,059,405		—	—	—

Other non–interest bearing
Ch$		260,095		—	—	—		248,775		—	—	—		309,408		—	—	—
UF		7,609		—	—	—		13,121		—	—	—		11,353		—	—	—
Foreign currency		131,071		—	—	—		162,635		—	—	—		170,718		—	—	—

Total		398,775		—	—	—		424,531		—	—	—		491,479		—	—	—

Shareholders’ equity
Ch$		743,220		—	—	—		838,852		—	—	—		883,642		—	—	—
UF		—		—	—	—		—		—	—	—		—		—	—	—
Foreign currency		—		—	—	—		—		—	—	—		—		—	—	—

Total		743,220		—	—	—		838,852		—	—	—		883,642		—	—	—

Total non–interest bearing liabilities and shareholders’ equity
Ch$		2,926,253		—	—	—		2,956,839		—	—	—		3,250,248		—	—	—
UF		340,124		—	—	—		427,933		—	—	—		524,249		—	—	—
Foreign currency		948,383		—	—	—		968,659		—	—	—		977,408		—	—	—

Total		4,214,760		—	—	—		4,353,431		—	—	—		4,751,905		—	—	—

Total liabilities and shareholders’ equity
Ch$		5,763,106		105,926	—	—		6,252,827		199,051	—	—		7,052,493		279,890	—	—
UF		2,898,359		185,043	—	—		3,566,503		170,809	—	—		4,002,096		314,869	—	—
Foreign currency		2,661,023		49,142	—	—		2,647,111		29,930	—	—		2,539,905		36,874	—	—

Total	Ch$	11,322,488	Ch$	340,111	—	—	Ch$	12,466,441	Ch$	399,790	—	—	Ch$	13,594,494	Ch$	631,633	—	—

Interest Earning Assets and Net Interest Margin

The following table analyzes, by currency of denomination, the levels of our average interest earning assets and net interest, and illustrates the comparative margins obtained, for each of the periods indicated.

	Year Ended December 31,
	2005		2006		2007
	(in millions of constant Ch$ as of December 31, 2007, except for percentages)
Total average interest earning assets
Ch$	Ch$	3,414,796	Ch$	3,784,836	Ch$	4,562,643
UF		4,451,043		5,227,286		5,550,804
Foreign currency		2,127,509		2,016,029		2,064,643

Total		9,993,348		11,028,151		12,178,090

Net interest earned(1)
Ch$		194,763		195,260		230,542
UF		187,440		172,405		291,312
Foreign currency		27,107		67,745		16,611

Total	Ch$	409,310	Ch$	435,410	Ch$	538,465

Net interest margin, nominal basis(2)
Ch$		5.70%		5.16%		5.05%
UF		4.21		3.30		5.25
Foreign currency		1.27		3.36		0.80

Total		4.10%		3.95%		4.42%

(1)	Net interest earned is defined as interest revenue earned less interest expense incurred.

(2)	Net interest margin, nominal basis is defined as net interest earned divided by average interest earning assets.

Changes in Net Interest Revenue—Volume and Rate Analysis

The following tables compare, by currency of denomination, changes in our net interest revenue between 2006 and 2007 and between 2005 and 2006 caused by (i) changes in the average volume of interest earning assets and interest bearing liabilities and (ii) changes in their respective nominal interest rates. Volume and rate variances have been calculated based on movements in average balances over the period and changes in nominal interest rate, average interest earning assets and average interest bearing liabilities. The net change attributable to changes in both volume and rate has been allocated proportionately to the change in volume and the change in rate.

	Increase (Decrease) from 2005 to 2006 due to changes in				Net change from 2005 to 2006		Increase (Decrease) from 2006 to 2007 due to changes in				Net change from 2006 to 2007
	Volume		Rate				Volume		Rate
	(in millions of constant Ch$ as of December 31, 2007)
Assets
Interest earning assets
Interbank deposits
Ch$		—		—		—		—		—		—
UF		—		—		—		—		—		—
Foreign currency	Ch$	(3,632)	Ch$	3,102	Ch$	(530)	Ch$	2,862	Ch$	2,577	Ch$	5,439

Total		(3,632)		3,102		(530)		2,862		2,577		5,439

Financial investments
Ch$		(3,848)		10,855		7,007		10,846		4,215		15,061
UF		1,868		(309)		1,559		(1,766)		11,034		9,268
Foreign currency		(5,579)		8,855		3,276		(7,053)		(4,498)		(11,551)

Total		(7,559)		19,401		11,842		2,027		10,751		12,778

Commercial loans
Ch$		19,265		15,192		34,457		33,437		39,692		73,129
UF		52,012		(49,035)		2,977		26,787		188,741		215,528
Foreign currency		(1,524)		3,023		1,499		1,073		(11,331)		(10,258)

Total		69,753		(30,820)		38,933		61,297		217,102		278,399

Consumer loans
Ch$		39,480		12,507		51,987		25,195		(87)		25,108
UF		8		(401)		(393)		67		1,421		1,488
Foreign currency		—		—		—		—		—		—

Total		39,488		12,106		51,594		25,262		1,334		26,596

Interbank loans
Ch$		(1,035)		518		(517)		1,439		82		1,521
UF		—		—		—		—		—		—
Foreign currency		(63)		18		(45)		207		6		213

Total		(1,098)		536		(562)		1,646		88		1,734

Leasing contracts
Ch$		364		448		812		1,726		(5)		1,721
UF		8,424		(10,289)		(1,865)		3,758		24,347		28,105
Foreign currency		70		416		486		1,176		(164)		1,012

Total		8,858		(9,425)		(567)		6,660		24,178		30,838

Foreign trade loans
Ch$		—		—		—		—		—		—
UF		80		(477)		(397)		38		1,286		1,324
Foreign currency		788		15,800		16,588		4,045		(33,366)		(29,321)

Total		868		15,323		16,191		4,083		(32,080)		(27,997)

Mortgage loans
Ch$		—		—		—		—		—		—
UF		(12,770)		(18,105)		(30,875)		(15,005)		22,099		7,094
Foreign currency		—		—		—		—		—		—

Total		(12,770)		(18,105)		(30,875)		(15,005)		22,099		7,094

Contingent loans
Ch$		559		(530)		29		270		(247)		23
UF		676		(297)		379		622		(467)		155
Foreign currency		134		18		152		83		193		276

Total		1,369		(809)		560		975		(521)		454

Past due loans
Ch$		171		(324)		(153)		76		(518)		(442)
UF		(160)		(494)		(654)		(7)		12		5
Foreign currency		—		—		—		—		—		—

Total		11		(818)		(807)		69		(506)		(437)

Total interest earning assets
Ch$		54,956		38,666		93,622		72,989		43,132		116,121
UF		50,138		(79,407)		(29,269)		14,494		248,473		262,967
Foreign currency		(9,806)		31,232		21,426		2,393		(46,583)		(44,190)

Total	Ch$	95,288	Ch$	(9,509)	Ch$	85,779	Ch$	89,876	Ch$	245,022	Ch$	334,898

	Increase (Decrease) from 2005 to 2006 due to changes in				Net change from 2005 to 2006		Increase (Decrease) from 2006 to 2007 due to changes in				Net change from 2006 to 2007
	Volume		Rate				Volume		Rate
	(in millions of constant Ch$ as of December 31, 2007)
Liabilities
Interest bearing liabilities
Savings accounts
Ch$		—		—		—		—		—		—
UF	Ch$	(132)	Ch$	(2,682)	Ch$	(2,814)	Ch$	(291)	Ch$	6,035	Ch$	5,744
Foreign currency		—		—		—		—		—		—

Total		(132)		(2,682)		(2,814)		(291)		6,035		5,744

Time deposits
Ch$		20,626		66,804		87,430		27,548		52,919		80,467
UF		29,903		(12,213)		17,690		13,043		50,803		63,846
Foreign currency		2,857		(13,478)		(10,621)		(1,629)		(41)		(1,670)

Total		53,386		41,113		94,499		38,962		103,681		142,643

Central Bank borrowings
Ch$		(852)		474		(378)		111		13		124
UF		(36)		18		(18)		(45)		14		(31)
Foreign currency		—		—		—		—		—		—

Total		(888)		492		(396)		66		27		93

Repurchase agreements
Ch$		(111)		4,682		4,571		3,150		(588)		2,562
UF		—		—		—		—		51		51
Foreign currency		(1,176)		(951)		(2,127)		(2,065)		1,155		(910)

Total		(1,287)		3,731		2,444		1,085		618		1,703

Mortgage finance bonds
Ch$		—		—		—		—		—		—
UF		(11,496)		(9,129)		(20,625)		(8,811)		20,700		11,889
Foreign currency		—		—		—		—		—		—

Total		(11,496)		(9,129)		(20,625)		(8,811)		20,700		11,889

Other interest bearing liabilities
Ch$		488		1,014		1,502		678		(2,992)		(2,314)
UF		9,859		(18,326)		(8,467)		16,577		45,984		62,561
Foreign currency		(2,530)		(3,934)		(6,464)		902		8,622		9,524

Total		7,817		(21,246)		(13,429)		18,157		51,614		69,771

Total interest bearing liabilities
Ch$		20,151		72,974		93,125		31,487		49,352		80,839
UF		28,098		(42,332)		(14,234)		20,473		123,587		144,060
Foreign currency		(849)		(18,363)		(19,212)		(2,792)		9,736		6,944

Total	Ch$	47,400	Ch$	12,279	Ch$	59,679	Ch$	49,168	Ch$	182,675	Ch$	231,843

Financial Investment

(a) Trading Securities:

The detail of instruments classified as trading securities is as follows:

	As of December 31,						Weighted Average Nominal Rate as of December 31, 2007%
	2005		2006		2007
	(in millions of constant Ch$ as of December 31, 2007, except for rate data)
Instruments issued by the Chilean Government and the Central Bank of Chile
Instruments issued by the Central Bank of Chile	Ch$	747,654	Ch$	529,211	Ch$	302,065	5.71%
Instruments issued by the General Treasury of the Republic		—		—		414	3.81
Other government instruments		21,633		469		273	3.44

Subtotal		769,287		529,680		302,752	5.70

Other Financial Instruments
Promissory notes for deposits in Chilean banks		192,866		275,624		395,122	7.45
Other foreign instruments issued		331,966		259,133		365,452	4.88
Bonds from other Chilean companies		107,688		104,943		100,192	5.81
Instruments issued by foreign Governments or Central Banks		14,082		58,800		—	—
Mortgage bonds of Chilean banks		36,972		53,633		60,852	4.61
Other instruments issued in Chile		1,275		4,165		4,102	4.11
Bonds from Chilean banks		14,511		—		19,009	6.98

Subtotal		699,360		756,298		944,729	6.03

Total	Ch$	1,468,647	Ch$	1,285,978	Ch$	1,247,481	5.95%

Instruments issued by the Chilean Government and the Central Bank of Chile include instruments sold under agreements to repurchase to customers and financial institutions, amounting to Ch$98,702 million, Ch$59,955 million and Ch$48,727 million as of December 31, 2005, 2006 and 2007, respectively. Other Financial Instruments include instruments sold under agreements to repurchase to customers and financial instruments, amounting to Ch$169,098 million, Ch$233,943 million and Ch$190,472 million as of December 31, 2005, 2006 and 2007, respectively.

(b) Investment Portfolio:

The detail of instruments classified as available for sale securities and as investments held to maturity is as follows:

(i) Available for sale

	As of December 31,						Weighted Average Nominal Rate as of December 31, 2007%
	2005		2006		2007
	(in millions of constant Ch$ as of December 31, 2007)
Instruments issued by foreign Governments or Central Banks	Ch$	25,276	Ch$	43,031	Ch$	—	—
Bonds from other Chilean companies	Ch$	1,748		—		—	—

Total	Ch$	27,024	Ch$	43,031	Ch$	—	—

As of December 31, the portfolio of available for sale securities include a net unrealized loss of Ch$4 million, Ch$9 million and Ch$0 million in 2005, 2006 and 2007, respectively, recorded in equity.

(ii) Held to maturity

	As of December 31,						Weighted Average Nominal Rate as of December 31, 2007%
	2005		2006		2007
	(in millions of constant Ch$ as of December 31, 2007)
Instruments issued by Foreign Governments or Central Banks	Ch$	16,904	Ch$	17,187	Ch$	—	—

Total	Ch$	16,904	Ch$	17,187	Ch$	—	—

(c) Maturity of Financial Investment:

The maturities of the securities trading, held to maturity and available for sale, as of December 31, 2007 are as follows:

Estimated Fair Value
(in millions of constant Ch$ as of December 31, 2007)
Trading securities(1):
Due in one year or less	1,247,481
Securities available for sale:
Due in one year or less	—
Securities held to maturity:
Due in one year or less	—

(1)	Trading securities are classified as due in one year or less, because they are bought and held principally for the purpose of selling in the near term.

The following table sets forth an analysis under U.S. GAAP of investments held to maturity by type:

	As of December 31,
	2005						2006						2007
Instruments	Carrying Value		Unrealized Gains (Losses)		Estimated Fair Value		Carrying Value		Unrealized Gains (Losses)		Estimated Fair Value		Carrying Value		Unrealized Gains (Losses)		Estimated Fair Value
	(in millions of constant Ch$ as of December 31, 2007)

Instruments issued by Foreign Governments or Central Banks	Ch$	16,905	Ch$	(1)	Ch$	16,904	Ch$	17,187	Ch$	—	Ch$	17,187	Ch$	—	Ch$	—	Ch$	—

Total	Ch$	16,905	Ch$	(1)	Ch$	16,904	Ch$	17,187	Ch$	—	Ch$	17,187	Ch$	—	Ch$	—	Ch$	—

The portfolio of securities available for sale and held to maturity corresponds entirely to the positions taken by our foreign branches. In anticipation of the sale of those operations to Citigroup as part of the merger with Citibank Chile, our foreign branches liquidated these positions during the last quarter of 2007. As a result, there are no securities reported under either category as of December 31, 2007.

Loan Portfolio

The following table analyzes our loans by type of loan and risk classification. All loan amounts stated below are before deduction of allowances for loan losses. Total loans reflect our loan portfolio, including past due principal amounts.

	As of December 31,
	2003		2004		2005		2006		2007
	(in millions of constant Ch$ as of December 31, 2007)
Commercial loans:
General commercial loans	Ch$	3,076,571	Ch$	3,257,325	Ch$	3,849,894	Ch$	4,264,756	Ch$	4,981,777
Foreign trade loans		766,521		680,540		603,949		727,416		868,747
Interbank loans		15,397		17,265		27,427		46,202		28,419
Leasing contracts		313,181		390,627		498,718		579,075		651,726
Other outstanding loans		513,505		1,063,599		1,463,922		1,821,934		2,223,875

Subtotal commercial loans		4,685,175		5,409,356		6,443,910		7,439,383		8,754,544

Mortgage loans:
Residential		703,432		504,210		403,491		347,211		271,095
Commercial		610,081		427,201		331,581		277,017		200,414

Subtotal mortgage loans		1,313,513		931,411		735,072		624,228		471,509

Consumer loans		685,483		785,963		947,581		1,151,676		1,257,738

Past due loans:
Commercial loans		105,437		76,975		58,436		49,932		45,587
Residential mortgage loans		13,019		14,320		15,201		9,560		6,249
Consumer loans		3,923		4,195		4,243		6,130		8,727
Factoring loans		—		—		—		5		5
Leasing contracts		472		715		358		623		759

Subtotal past due loans		122,851		96,205		78,238		66,250		61,327

Contingent loans		476,965		603,121		793,437		1,060,375		1,268,808

Total loans	Ch$	7,283,987	Ch$	7,826,056	Ch$	8,998,238	Ch$	10,341,912	Ch$	11,813,926

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

“Contingent loans” consist of open and confirmed letters of credit together with guarantees granted by Banco de Chile in Ch$, UF and foreign currencies (mainly U.S. dollars). Unlike U.S. GAAP, Chilean GAAP requires such loans to be included on a bank’s balance sheet. See Note 29 to our consolidated audited financial statements for a description of the significant differences between Chilean GAAP and U.S. GAAP as they relate to our consolidated subsidiaries and us.

Any collateral provided generally consists of a mortgage on real estate, a pledge of marketable securities, a letter of credit or cash. The existence and amount of collateral varies from loan to loan.

Maturity and Interest Rate Sensitivity of Loans as of December 31, 2007

The following table sets forth an analysis by type and time remaining to maturity of our loans as of December 31, 2007:

	Balance as of December 31, 2007		Due within 1 month		Due after 1 month but within 6 months		Due after 6 months but within 12 months		Due after 1 year but within 3 years		Due after 3 years but within 5 years		Due after 5 years
	(in millions of constant Ch$ as of December 31, 2007)
Commercial loans	Ch$	4,981,777	Ch$	585,777	Ch$	1,335,361	Ch$	609,873	Ch$	855,303	Ch$	606,536	Ch$	988,927
Consumer loans		1,257,738		335,758		216,872		180,685		409,697		105,356		9,370
Mortgage loans		471,509		6,142		23,461		28,271		106,905		95,491		211,239
Foreign trade loans		868,747		230,310		487,900		95,338		31,287		14,624		9,288
Interbank loans		28,419		28,419		—		—		—		—		—
Leasing contracts		651,726		46,045		87,527		91,150		223,152		93,752		110,100
Other outstanding loans		2,223,875		246,929		234,169		72,796		223,847		207,790		1,238,344
Past due loans		61,327		61,327		—		—		—		—		—

Subtotal		10,545,118		1,540,707		2,385,290		1,078,113		1,850,191		1,123,549		2,567,268
Contingent loans		1,268,808		168,966		399,193		260,580		405,273		32,841		1,955

Total loans	Ch$	11,813,926	Ch$	1,709,673	Ch$	2,784,483	Ch$	1,338,693	Ch$	2,255,464	Ch$	1,156,390	Ch$	2,569,223

The following table presents the interest rate sensitivity of our outstanding loans due after one year as of December 31, 2007, not including contingent loans:

	As of December 31, 2007
	(in millions of constant Ch$ as of December 31, 2007)
Variable rate
Ch$	Ch$	259,231
UF		960,164
Foreign currency		70,850

Total		1,290,245
Fixed rate
Ch$		1,060,992
UF		3,133,697
Foreign currency		56,074

Total		4,250,763

Total	Ch$	5,541,008

Loans by Economic Activity

The following table sets forth, at the dates indicated, an analysis of our loan portfolio based on the borrower’s principal economic activity. Loans to individuals for business purposes are allocated to their respective economic activity. The table does not reflect outstanding contingent loans.

	As of December 31,
	2005			2006			2007
	Loan Portfolio		% of loan Portfolio	Loan Portfolio		% of loan Portfolio	Loan Portfolio		% of loan Portfolio
	(in millions of constant Ch$ as of December 31, 2007 except for percentages)
Agriculture, Livestock, Forestry, Agribusiness, Fishing:
Agriculture and livestock	Ch$	178,720	2.18%	Ch$	196,802	2.12%	Ch$	206,956	1.96%
Fruit		188,502	2.30		201,553	2.17		192,467	1.83
Forestry and wood extraction		23,976	0.29		17,250	0.19		15,339	0.15
Fishing		58,440	0.71		47,962	0.52		75,950	0.72

Subtotal		449,638	5.48		463,567	5.00		490,712	4.66
Mining and Petroleum:
Mining and quarries		32,566	0.40		23,675	0.26		36,329	0.34
Natural gas and crude oil extraction		38,270	0.47		814	0.01		194	—

Subtotal		70,836	0.87		24,489	0.27		36,523	0.34
Manufacturing:
Tobacco, food and beverages		141,851	1.73		166,461	1.79		188,605	1.79
Textiles, clothing and leather goods		75,083	0.92		97,811	1.05		109,626	1.04
Wood and wood products		60,262	0.73		52,542	0.57		72,702	0.69
Paper, printing and publishing		43,932	0.54		72,954	0.79		48,846	0.46
Oil refining, carbon and rubber		105,625	1.29		79,078	0.85		126,119	1.20
Production of basic metal, non-mineral, machine and equipment		235,704	2.87		231,768	2.50		277,958	2.64
Other manufacturing industries		67,113	0.82		69,896	0.75		66,192	0.63

Subtotal		729,570	8.90		770,510	8.30		890,048	8.45
Electricity, Gas and Water:
Electricity, gas and water		73,278	0.89		66,177	0.71		100,919	0.96

Subtotal		73,278	0.89		66,177	0.71		100,919	0.96
Construction:
Residential buildings		233,298	2.84		287,507	3.10		291,968	2.77
Other constructions		494,482	6.03		510,168	5.50		574,848	5.45

Subtotal		727,780	8.87		797,675	8.60		866,816	8.22
Commerce:
Wholesale		322,853	3.93		401,936	4.33		384,185	3.64
Retail, restaurants and hotels		477,519	5.82		549,261	5.92		621,885	5.90

Subtotal		800,372	9.75		951,197	10.25		1,006,070	9.54
Transport, Storage and Communications:
Transport and storage		195,767	2.39		241,882	2.61		261,812	2.48
Communications		26,105	0.32		33,588	0.36		76,786	0.73

Subtotal		221,872	2.71		275,470	2.97		338,598	3.21
Financial Services:
Financial and insurance companies		830,099	10.11		953,296	10.27		1,013,722	9.61
Holding companies and other financial services		747,661	9.11		896,218	9.66		988,377	9.37

Subtotal		1,577,760	19.22		1,849,514	19.93		2,002,099	18.98
Community, Social and Personal Services:
Community, social and personal services		1,123,078	13.69		1,252,503	13.49		1,579,922	14.98

Subtotal		1,123,078	13.69		1,252,503	13.49		1,579,922	14.98
Consumer Loans		954,305	11.63		1,160,605	12.50		1,264,047	11.99
Residential Mortgage Loans		1,476,312	17.99		1,669,830	17.98		1,969,364	18.67

Total	Ch$	8,204,801	100.00%	Ch$	9,281,537	100.00%	Ch$	10,545,118	100.00%

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

	As of December 31,
	2005		2006		2007
	(in millions of constant Ch$ as of December 31, 2007)
Argentina	Ch$	1,434	Ch$	116	Ch$	100
Australia		359		19,091		—
Austria		4,820		4,678		731
Belgium		800		35,807		910
Brazil		65,849		73,522		29,273
British West Indies		4,881		—		—
Canada		1,352		2,673		143
China		26,541		42,780		62,242
Colombia		332		235		105
Czech Repplic		—		32		31
Dinamarca		16		—		234
Ecuador		6		—		—
El Salvador		48		48		59
Finland		2,647		579		49
France		5,925		14,254		2,803
Germany		779		3,106		7,339
Holland		—		—		9,695
Hong Kong		63		8,380		80
India		587		11,921		26,523
Ireland		3,212		—		—
Israel		75		79		806
Island		—		134		—
Italy		2,075		1,335		1,194
Japan.		3,783		4,143		5,876
Mexico		12,156		3,387		2,216
Netherlands		—		—		355
New Zealand		71		379		50
Norway		3		91		—
Oman		—		415		59
Panama		790		3,227		243
Paraguay		—		2,447		—
Perú		6,537		5,332		6,934
Portugal		522		—		—
Singapore		1,065		67		—
South Africa		11		230		6,682
South Korea		7,798		41,389		46,780
Spain		6		139		36
Switzerland		—		100		55
Sweden		—		445		2,663
Taiwan		4,451		908		4,312
United Arab Emirates		510		143		—
United Kingdom		34,439		44,170		20,053
United States		19,389		8,634		7,250
Uruguay		—		1,817		1,221
Venezuela		5,695		6,002		4,996

Total	Ch$	219,027	Ch$	342,235	Ch$	252,098

We also maintain deposits abroad, as needed to conduct our foreign trade transactions and manage liquidity. The table below lists the largest amounts of foreign deposits by country as of the end of the past three years:

	As of December 31,
	2005		2006		2007
	(in millions of constant Ch$ as of December 31, 2007)
Australia	Ch$	25	Ch$	83	Ch$	76
Austria		43		145		134
Belgium		93		291		334
Canada		338		433		425
China		68		78		18
Denmark		25		39		37
Finland		15		114		172
France		538		178		444
Germany		4,070		7,677		4,598
Italy		13,125		4,952		3,035
Japan		1,584		15,330		1,898
Netherlands		63		—		119
Norway		37		111		84
Russia		—		—		27
Spain		343		614		946
Sweden		34		175		106
Switzerland		185		113		399
United Kingdom		990		605		1,185
United States		35,922		33,207		59,031

Total	Ch$	57,498	Ch$	64,145	Ch$	73,068

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

Transactions in which the total customer credit risk is more than UF 500,000 (approximately Ch$9.811 million) require the approval of a credit committee, which includes three directors and our chief executive officer. Transactions in which the total customer credit risk is equal to or less than UF 500,000 may be approved by other executives, depending on the amount involved, as follows:

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

The allowances required for each category of loans under the previous guidelines were as follows:

Category	Commercial loans range of estimated losses		Consumer loans past due status(1)		Residential mortgage loans past due status(1)		Allowances as a percentage of aggregate exposure
	From	To	From	To	From	To
			(Days)		(Days)
A	—	—	—	—	—	—	—
B	1%	5%	1	30	1	180	1%
B-	5	39	31	60	181	>81	20
C	40	79	61	120	—	—	60
D	80%	100%	>121	121	—	—	90%

(1)	In addition, we maintained additional allowances for consumer and residential mortgage loans, including renegotiated loans.

The previous guidelines applicable to commercial loans required that we classify the greater of:

•	the commercial loans outstanding to our 400 largest debtors; or

•	the commercial loans outstanding to our largest debtors, aggregating 75% of the total amount of loans included in our commercial loan portfolio.

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

The chart below illustrates the evolution of our consolidated risk index over the last five years:

Consolidated Risk Index At December 31,
2003(1)	2.36%
2004	2.23
2005	1.72
2006	1.51
2007	1.36

(1)	Calculated under previous guidelines.

The chart below illustrates the evolution of our unconsolidated risk index over the last five:

Unconsolidated Risk Index At December 31,
2003(1)	2.41%
2004	2.23
2005	1.70
2006	1.48
2007	1.34

(1)	Calculated under previous guidelines.

According to the Chilean Superintendency of Banks, the average risk index of all financial institutions in Chile, both foreign and domestic, was 1.58% as of December 31, 2007. At the same date, our average unconsolidated risk index was 1.34%. Our average unconsolidated risk index has improved significatively since 2002 when it was highest as a result of our merger with Banco de A. Edwards that year.

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

The table below sets forth our allowances for loan losses in accordance with the regulations in effect during each year.

	As of December 31,
	2003		2004		2005		2006		2007
	(in millions of constant Ch$ as of December 31, 2007, except for percentages)
Allowances based on risk index	Ch$	171,902	Ch$	174,701	Ch$	154,948	Ch$	155,707	Ch$	161,140
Allowances based on 0.75%		54,630		n/a		n/a		n/a		n/a
Global allowances for loan losses		144,401		n/a		n/a		n/a		n/a
Individual allowances for loan losses		40,620		—		—		—		—
Required minimum allowances		185,021		152,307		131,925		133,574		140,238
Voluntary allowances		23,938		—		—		—		—
Additional allowances		—		22,394		23,023		22,133		20,902

Total allowances for loan losses	Ch$	208,959	Ch$	174,701	Ch$	154,948	Ch$	155,707	Ch$	161,140

Total allowances for loan losses as a percentage of total loans		2.87%		2.23%		1.72%		1.51%		1.36%

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

Analysis of Our Loan Classification

The following tables provide statistical data regarding the classification of our loans at the end of each of the last five years. As discussed above, our risk analysis system requires that loans to all customers be classified, including past due and contingent loans:

	As of December 31, 2003
Category	Commercial Loans		Consumer Loans		Residential Mortgage Loans		Total Loans		Percentage of Classified Loans
	(in millions of constant Ch$ as of December 31, 2007)
A	Ch$	2,593,381	Ch$	499,295	Ch$	957,282	Ch$	4,049,958	55.97%
B		2,688,470		37,624		82,025		2,808,119	38.82
B–		209,304		9,729		24,559		243,592	3.37
C		76,966		8,043		—		85,009	1.18
D		41,584		5,937		—		47,521	0.66

Total classified loans	Ch$	5,609,705	Ch$	560,628	Ch$	1,063,866	Ch$	7,234,199	100.00%

Total loans	Ch$	5,659,493	Ch$	560,628	Ch$	1,063,866	Ch$	7,283,987

Percentage classified		99.12%		100.00%		100.00%		99.32%

	As of December 31, 2004(1)
Individual Analysis Category	Commercial Loans		Consumer Loans		Residential Mortgage Loans		Total Loans		Percentage of Classified Loans
	(in millions of constant Ch$ as of December 31, 2007)
A1	Ch$	10,250	Ch$	—	Ch$	—	Ch$	10,250	0.18%
A2		1,727,494		17,023		57,315		1,801,832	31.38
A3		1,503,289		14,093		36,416		1,553,798	27.06
B		1,825,201		31,657		68,728		1,925,586	33.54
C1		209,552		6,926		10,696		227,174	3.96
C2		67,927		981		4,767		73,675	1.28
C3		31,504		374		1,136		33,014	0.57
C4		55,832		423		1,076		57,331	1.00
D1		39,541		284		102		39,927	0.70
D2		18,200		557		349		19,106	0.33

Subtotal classified loans	Ch$	5,488,790	Ch$	72,318	Ch$	180,585	Ch$	5,741,693	100.00%

(1)	This information has been prepared in accordance with the amended guidelines.

	As of December 31, 2004(1)
Group Analysis Category	Commercial Loans		Consumer Loans		Residential Mortgage Loans		Total Loans		Percentage of Classified Loans
	(in millions of constant Ch$ as of December 31, 2007)
A	Ch$	171,911	Ch$	650,672	Ch$	1,039,749	Ch$	1,862,332	89.94%
B		52,322		43,764		53,322		149,408	7.21
B–		12,550		9,813		19,698		42,061	2.03
C		1,875		7,475		—		9,350	0.45
D		1,602		6,116		—		7,718	0.37

Subtotal classified loans	Ch$	240,260	Ch$	717,840	Ch$	1,112,769	Ch$	2,070,869	100.00%

Total classified loans	Ch$	5,729,050	Ch$	790,158	Ch$	1,293,354	Ch$	7,812,562

Total loans	Ch$	5,742,544	Ch$	790,158	Ch$	1,293,354	Ch$	7,826,056

Percentage classified		99.77%		100.00%		100.00%		99.83%

(1)	This information has been prepared in accordance with the amended guidelines.

	As of December 31, 2005(1)
Individual Analysis Category	Commercial Loans		Consumer Loans		Residential Mortgage Loans		Total Loans		Percentage of Classified Loans
	(in millions of constant Ch$ as of December 31, 2007)
A1	Ch$	13,932	Ch$	—	Ch$	—	Ch$	13,932	0.21%
A2		1,914,547		19,490		56,717		1,990,754	30.12
A3		1,906,492		14,509		35,241		1,956,242	29.60
B		2,160,689		44,655		84,383		2,289,727	34.64
C1		195,657		7,715		9,618		212,990	3.22
C2		45,024		1,656		5,229		51,909	0.79
C3		17,261		439		1,276		18,976	0.29
C4		34,901		412		445		35,758	0.54
D1		24,077		412		453		24,942	0.38
D2		13,223		870		73		14,166	0.21

Subtotal classified loans	Ch$	6,325,803	Ch$	90,158	Ch$	193,435	Ch$	6,609,396	100.00%

(1)	This information has been prepared in accordance with the amended guidelines.

	As of December 31, 2005(1)
Group Analysis Category	Commercial Loans		Consumer Loans		Residential Mortgage Loans		Total Loans		Percentage of Classified Loans
	(in millions of constant Ch$ as of December 31, 2007)
A	Ch$	165,488	Ch$	789,114	Ch$	1,220,522	Ch$	2,175,124	91.57%
B		53,091		43,598		46,673		143,362	6.03
B-		9,928		11,431		16,020		37,379	1.57
C		1,326		9,295		—		10,621	0.45
D		885		8,229		—		9,114	0.38

Subtotal classified loans	Ch$	230,718	Ch$	861,667	Ch$	1,283,215	Ch$	2,375,600	100.00%

Total classified loans	Ch$	6,556,521	Ch$	951,825	Ch$	1,476,650	Ch$	8,984,996

Total loans	Ch$	6,569,763	Ch$	951,825	Ch$	1,476,650	Ch$	8,998,238

Percentage classified		99.80%		100.00%		100.00%		99.85%

(1)	This information has been prepared in accordance with the amended guidelines.

	As of December 31, 2006(1)
Individual Analysis Category	Commercial Loans		Consumer Loans		Residential Mortgage Loans		Total Loans		Percentage of Classified Loans
	(in millions of constant Ch$ as of December 31, 2007)
A1	Ch$	161,255	Ch$	2	Ch$	—	Ch$	161,257	2.12%
A2		2,193,272		16,232		51,257		2,260,761	29.89
A3		2,230,167		14,110		27,695		2,271,972	30.04
B		2,396,156		73,233		85,445		2,554,834	33.78
C1		175,761		12,434		9,729		197,924	2.62
C2		45,141		1,771		4,148		51,060	0.68
C3		12,034		638		701		13,373	0.18
C4		20,417		391		387		21,195	0.28
D1		18,406		391		237		19,034	0.25
D2		10,642		1,258		48		11,948	0.16

Subtotal classified loans	Ch$	7,263,251	Ch$	120,460	Ch$	179,647	Ch$	7,563,358	100.00%

(1)	This information has been prepared in accordance with the amended guidelines.

	As of December 31, 2006(1)
Group Analysis Category	Commercial Loans		Consumer Loans		Residential Mortgage Loans		Total Loans		Percentage of Classified Loans
	(in millions of constant Ch$ as of December 31, 2007)
A	Ch$	106,053	Ch$	904,865	Ch$	1,427,763	Ch$	2,438,681	90.20%
B		57,679		84,429		48,705		190,813	7.06
B-		9,972		20,035		13,730		43,737	1.62
C		1,620		16,330		—		17,950	0.66
D		730		11,686		—		12,416	0.46

Subtotal classified loans	Ch$	176,054	Ch$	1,037,345	Ch$	1,490,198	Ch$	2,703,597	100.00%

Total classified loans	Ch$	7,439,305	Ch$	1,157,805	Ch$	1,669,845	Ch$	10,266,955

Total loans	Ch$	7,514,262	Ch$	1,157,805	Ch$	1,669,845	Ch$	10,341,912

Percentage classified		99.00%		100.00%		100.00%		99.28%

(1)	This information has been prepared in accordance with the amended guidelines.

	As of December 31, 2007(1)
Individual Analysis Category	Commercial Loans		Consumer Loans		Residential Mortgage Loans		Total Loans		Percentage of Classified Loans
	(in millions of constant Ch$ as of December 31, 2007)
A1	Ch$	198,936	Ch$	—	Ch$	—	Ch$	198,936	2.30%
A2		2,838,317		15,071		49,367		2,902,755	33.54
A3		2,325,095		12,575		28,215		2,365,885	27.34
B		2,667,045		83,846		122,224		2,873,115	33.20
C1		172,883		15,208		11,959		200,050	2.31
C2		51,204		1,707		4,176		57,087	0.66
C3		10,121		668		473		11,262	0.13
C4		18,013		531		487		19,031	0.22
D1		8,704		404		132		9,240	0.11
D2		15,200		945		51		16,196	0.19

Subtotal classified loans	Ch$	8,305,518	Ch$	130,955	Ch$	217,084	Ch$	8,653,557	100.00%

(1)	This information has been prepared in accordance with the amended guidelines.

	As of December 31, 2007(1)
Group Analysis Category	Commercial Loans		Consumer Loans		Residential Mortgage Loans		Total Loans		Percentage of Classified Loans
	(in millions of constant Ch$ as of December 31, 2007)
A	Ch$	177,580	Ch$	993,803	Ch$	1,686,398	Ch$	2,857,781	90.58%
B		80,780		89,522		52,261		222,563	7.05
B-		7,924		19,870		14,328		42,122	1.34
C		2,013		16,216		—		18,229	0.58
D		552		13,621		—		14,173	0.45

Subtotal classified loans	Ch$	268,849	Ch$	1,133,032	Ch$	1,752,987	Ch$	3,154,868	100.00%

Total classified loans	Ch$	8,574,367	Ch$	1,263,987	Ch$	1,970,071	Ch$	11,808,425

Total loans	Ch$	8,579,868	Ch$	1,263,987	Ch$	1,970,071	Ch$	11,813,926

Percentage classified		99.94%		100.00%		100.00%		99.95%

(1)	This information has been prepared in accordance with the amended guidelines.

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

The following table sets forth as of December 31 of each of the last five years the amounts that are current as to payments of principal and interest and the amounts that are overdue:

	Domestic Loans
	As of December 31,
	2003		2004		2005		2006		2007
	(in millions of constant Ch$ as of December 31, 2007)
Current	Ch$	6,869,752	Ch$	7,361,977	Ch$	8,644,541	Ch$	9,887,819	Ch$	11,416,446
Overdue 1-29 days		23,960		31,760		49,639		29,209		68,210
Overdue 30-89 days		15,852		13,162		6,813		16,399		15,845
Overdue 90 days or more (“past due”)		122,851		96,205		78,218		66,250		61,327

Total loans	Ch$	7,032,415	Ch$	7,503,104	Ch$	8,779,211	Ch$	9,999,677	Ch$	11,561,828

	Foreign Loans
	As of December 31,
	2003		2004		2005		2006		2007
	(in millions of constant Ch$ as of December 31, 2007)
Current	Ch$	251,572	Ch$	322,952	Ch$	219,007	Ch$	342,235	Ch$	252,098
Overdue 1-29 days		—		—		—		—		—
Overdue 30-89 days		—		—		—		—		—
Overdue 90 days or more (“past due”)		—		—		20		—		—

Total loans	Ch$	251,572	Ch$	322,952	Ch$	219,027	Ch$	342,235	Ch$	252,098

	Total Loans
	As of December 31,
	2003		2004		2005		2006		2007
	(in millions of constant Ch$ as of December 31, 2007)
Current	Ch$	7,121,324	Ch$	7,684,929	Ch$	8,863,548	Ch$	10,230,054	Ch$	11,668,544
Overdue 1-29 days		23,960		31,760		49,639		29,209		68,210
Overdue 30-89 days		15,852		13,162		6,813		16,399		15,845
Overdue 90 days or more (“past due”)		122,851		96,205		78,238		66,250		61,327

Total loans	Ch$	7,283,987	Ch$	7,826,056	Ch$	8,998,238	Ch$	10,341,912	Ch$	11,813,926

Overdue loans expressed as a percentage of total loans		2.23%		1.80%		1.50%		1.08%		1.23%
Past due loans as a percentage of total loans		1.69%		1.23%		0.87%		0.64%		0.52%

We suspend the accrual of interest on any loan when there is a high risk of unrecoverability or from the first day when it becomes past due. The amount of interest that would have been recorded on overdue loans if they had been accruing interest was Ch$3,098 million for the year ended December 31, 2007.

Loans included in the previous table, which have been restructured and bear no interest, are as follows:

	As of December 31,
	2003		2004		2005		2006		2007
	(in millions of constant Ch$ as of December 31, 2007)
Ch$	Ch$	5,008	Ch$	4,783	Ch$	4,514	Ch$	5,126	Ch$	4,582
UF		288		591		169		—		—

Total	Ch$	5,296	Ch$	5,374	Ch$	4,683	Ch$	5,126	Ch$	4,582

The amount of interest that we would have recorded on these loans for the year ended December 31, 2007 if these loans had been earning a market interest rate was Ch$263 million.

In addition, other loans that have been restructured, mainly through the extension of their maturities, and that bear interest are as follows:

	As of December 31,
	2005		2006		2007
	(in millions of constant Ch$ as of December 31, 2007)
Total other restructured loans	Ch$	79,142	Ch$	73,879	Ch$	80,233

During the year ended December 31, 2007, interest recorded in income on these loans amounted to Ch$4,178 million.

Analysis of Substandard Loans and Amounts Past Due

The following table analyzes our substandard loans, past due loans and allowances for loan losses existing at the dates indicated. Loans for years prior to 2004 in the table below were analyzed in accordance with the previous guidelines, and loans for the subsequent years were analyzed in accordance with the amended guidelines. We have no restructured loans (troubled debt restructurings as defined in Statement of Financial Accounting Standards, or SFAS, No. 15 published by the Financial Accounting Standards Board, or FASB) that are not included in the following tables.

	As of December 31,
	2003		2004		2005		2006		2007
	(in millions of constant Ch$ as of December 31, 2007, except for percentages)
Total loans	Ch$	7,283,987	Ch$	7,826,056	Ch$	8,998,238	Ch$	10,341,912	Ch$	11,813,926
Substandard loans (1)	Ch$	376,122	Ch$	509,356	Ch$	415,855	Ch$	388,637	Ch$	387,390
Substandard loans as a percentage of total Loans		5.16%		6.51%		4.62%		3.76%		3.28%
Amounts past due (2)
To the extent secured (3)	Ch$	82,232	Ch$	64,978	Ch$	55,107	Ch$	45,299	Ch$	35,666
To the extent unsecured		40,619		31,227		23,131		20,951		25,661

Total amount past due	Ch$	122,851	Ch$	96,205	Ch$	78,238	Ch$	66,250	Ch$	61,327

Amounts past due as a percentage of total loans		1.69%		1.23%		0.87%		0.64%		0.52%
To the extent secured (2)		1.13		0.83		0.61		0.44		0.30
To the extent unsecured		0.56		0.40		0.26		0.20		0.22
Allowances for loans losses as a percentage of:
Total loans		2.87		2.23		1.72		1.51		1.36
Total loans excluding contingent loans		3.07		2.42		1.89		1.66		1.53
Total amounts past due		170.09		181.59		198.05		235.03		262.76
Total amounts past due-unsecured		514.43%		559.46%		669.87%		743.21%		627.96%

(1)	For periods prior to 2004, substandard loans include loans classified into categories B-, C and D. For periods after 2004, individually evaluated loans are considered substandard when they are classified into categories C1 to D2, and group-evaluated loans are considered substandard when they are assigned allowances for loan losses greater than 20%.

(2)	In accordance with Chilean regulations, past due loans are loans that are 90 days or more overdue on any payments of principal or interest.

(3)	Security generally consists of mortgages on real estate, pledges of marketable securities, letters of credit or cash.

Analysis of Allowances for Loan Losses

The following table analyzes our allowances for loan losses and changes in the allowances attributable to charge-offs, new allowances, allowances released and the effect of price-level restatement on allowances for loan losses:

	As of December 31,
	2003		2004		2005		2006		2007
	(in millions of constant Ch$ as of December 31, 2007)
Allowances for loan losses at beginning of period	Ch$	254,105	Ch$	208,959	Ch$	174,701	Ch$	154,948	Ch$	155,707
Charge-offs		(111,940)		(112,536)		(73,845)		(65,161)		(71,564)
Allowances established		71,687		85,280		62,071		69,634		87,952
Allowances released(1)		(1,694)		(1,769)		(1,745)		(546)		(209)
Price-level restatement(2)		(3,199)		(5,233)		(6,234)		(3,168)		(10,746)

Allowances for loan losses at end of period	Ch$	208,959	Ch$	174,701	Ch$	154,948	Ch$	155,707	Ch$	161,140

Ratio of charge-offs to average loans		1.53%		1.49%		0.90%		0.68%		0.67%
Allowances for loan losses at end of period as a percentage of total loans		2.87%		2.23%		1.72%		1.51%		1.36%

(1)	Represents the aggregate amount of allowances for loan losses released during the year as a result of charge-offs, recoveries or a determination by management that the level of risk existing in the loan portfolio has been reduced.

(2)	Reflects the effect of inflation on the allowances for loan losses at the beginning of each period, adjusted to constant pesos as of December 31, 2007.

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

As a result of stable economic conditions in 2007 and an effective credit and collection policy, allowance as a percentage of total loans decreased during the year, although at a lower rate than prior years when economic conditions were more favorable, while the risk index remained virtually unchanged.

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

The following table presents detailed information on write-offs and shows the charge-offs breakdown by loan category:

	Year ended December 31,
	2003		2004		2005		2006		2007
	(in millions of constant Ch$ as of December 31, 2007)
Consumer loans	Ch$	22,303	Ch$	19,175	Ch$	21,330	Ch$	24,838	Ch$	39,510
Residential mortgage loans		17,506		13,558		14,554		10,510		3,325
Commercial loans		69,326		76,996		37,180		28,843		27,308
Leasing contracts		2,805		2,807		765		947		1,421
Foreign loans		—		—		16		23		—

Total	Ch$	111,940	Ch$	112,536	Ch$	73,845	Ch$	65,161	Ch$	71,564

Loan recoveries by type of loan are shown in the table below:

	Year ended December 31,
	2003		2004		2005		2006		2007
	(in millions of constant Ch$ as of December 31, 2007)
Consumer loans	Ch$	7,492	Ch$	9,675	Ch$	12,353	Ch$	9,011	Ch$	427
Residential mortgage loans		3,741		4,838		7,014		7,453		6,554
Commercial loans		15,290		17,704		16,262		13,675		27,757
Leasing contracts		1,205		—		—		—		—
Investments		932		—		—		—		—

Subtotal		28,660		32,217		35,629		30,139		34,738
Recoveries and sales of loans reacquired from the Central Bank		906		6,108		542		40		386

Total	Ch$	29,566	Ch$	38,325	Ch$	36,171	Ch$	30,179	Ch$	35,124

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

	2003					2004
	Allowance amount (1)		Allowance amount as a percentage of loans in category	Allowance amount as a percentage of total loans	Loans in category as percentage of total loans (2)	Allowance amount (1)	Allowance amount as a percentage of loans in category	Allowance amount as a percentage of total loans	Loans in category as percentage of total loans (2)
Commercial loans	Ch$	140,665	2.49%	1.93%	77.70%	106,671	1.86%	1.36%	73.37%
Consumer loans		20,883	3.72	0.29	7.70	26,666	3.37	0.34	10.10
Residential mortgage loans		7,137	0.67	0.10	14.60	7,128	0.55	0.09	16.53

Total allocated allowances	Ch$	168,685	2.32%	2.32%	100.00%	140,465	1.79%	1.79%	100.00%
Leasing contracts		9,633	0.13	0.13		6,658	0.09	0.09
Foreign loans		6,703	0.09	0.09		5,184	0.07	0.07
Voluntary allowances		23,938	0.33	0.33		22,394	0.28	0.28

Total allowances	Ch$	208,959	2.87%	2.87%		174,701	2.23%	2.23%

	2005
	Allowance amount (1)		Allowance amount as a percentage of loans in category	Allowance amount as a percentage of total loans	Loans in category as percentage of total loans (2)
Commercial loans	Ch$	85,013	1.29%	0.94%	73.01%
Consumer loans		28,097	2.95	0.31	10.58
Residential mortgage loans		10,848	0.73	0.13	16.41

Total allocated allowances	Ch$	123,958	1.38%	1.38%	100.00%
Leasing contracts		6,454	0.07	0.07
Foreign loans		1,513	0.02	0.02
Additional allowances(3)		23,023	0.25	0.25

Total allowances	Ch$	154,948	1.72%	1.72%

	2006					2007
	Allowance amount (1)		Allowance amount as a percentage of loans in category	Allowance amount as a percentage of total loans	Loans in category as percentage of total loans (2)	Allowance amount (1)		Allowance amount as a percentage of loans in category	Allowance amount as a percentage of total loans	Loans in category as percentage of total loans (2)
Commercial loans	Ch$	75,229	1.00%	0.73%	72.84%	Ch$	73,840	0.86%	0.62%	72.63%
Consumer loans		39,396	3.40	0.38	11.12		46,437	3.67	0.39	10.70
Residential mortgage loans		10,867	0.65	0.11	16.04		11,403	0.58	0.10	16.67

Total allocated allowances	Ch$	125,492	1.22%	1.22%	100.00%	Ch$	131,680	1.11%	1.11%	100.00%
Leasing contracts		6,703	0.06	0.06			8,038	0.07	0.07
Foreign loans		1,379	0.01	0.01			520	0.00	0.00
Additional allowances(3)		22,133	0.22	0.22			20,902	0.18	0.18

Total allowances	Ch$	155,707	1.51%	1.51%		Ch$	161,140	1.36%	1.36%

(1)	In millions of constant pesos as of December 31, 2007.

(2)	Based on our loan classification.

(3)	Due to regulations on additional allowances included in Circular No. 3,246 of the Superintendency of Banks and Financial Institutions, we have redesignated our voluntary allowances to the additional allowances category in conformity with the new regulation.

The following table sets forth our charge-offs for 2005, 2006 and 2007 by major economic sector and provides further detail of charge-offs that have already been described in the previous discussion of allowances for loan losses:

	Year ended December 31,
	2005		2006		2007
	(in millions of constant Ch$ as of December 31, 2007)
Commercial:
Agriculture	Ch$	5,110	Ch$	1,137	Ch$	2,718
Mining		2,673		52		925
Manufacturing		1,833		2,055		2,831
Construction		1,425		6,111		6,255
Commerce		11,688		2,926		7,687
Transport		425		521		1,005
Financial services		2,905		12,061		4,165
Community		11,121		3,980		1,722

Subtotal:	Ch$	37,180	Ch$	28,843	Ch$	27,308
Consumer loans		21,330		24,838		39,510
Residential mortgage loans		14,554		10,510		3,325
Leasing contracts		765		947		1,421
Foreign loans		16		23		—

Total	Ch$	73,845	Ch$	65,161	Ch$	71,564

Composition of Deposits and Other Commitments

The following table sets forth the composition of our deposits and similar commitments at December 31, 2005, 2006 and 2007. See “––Average Balance Sheets, Interest Earned on Interest Earning Assets and Interest Paid on Interest Bearing Liabilities” for the average rate paid on each of the following deposit categories.

	As of December 31,
	2005		2006		2007
	(in millions of constant Ch$ as of December 31, 2007)
Current accounts	Ch$	1,662,616	Ch$	1,867,656	Ch$	1,961,430
Other demand liabilities		355,867		380,130		403,093
Savings accounts		151,682		147,573		139,127
Time deposits		4,906,999		6,069,615		6,412,047
Other commitments(1)		175,431		160,349		147,374

Total	Ch$	7,252,595	Ch$	8,625,323	Ch$	9,063,071

(1)	Includes preliminary leasing accounts payable relating to purchase of equipment.

Maturity of Deposits

The following table sets forth information regarding the currency and maturity of our deposits at December 31, 2007, expressed in percentages. UF-denominated deposits are similar to Chilean peso-denominated deposits in all respects, except that the principal is readjusted periodically based on variations in the Consumer Price Index.

	Ch$	UF	Foreign Currency	Total
Demand deposits	38.70%	0.35%	32.34%	27.72%
Savings accounts	—	5.76	—	1.54
Time deposits:
Maturing within three months	47.42	35.14	64.68	46.20
Maturing after three but within six months	8.42	30.69	2.78	13.69
Maturing after six but within 12 months	5.12	16.21	0.20	7.49
Maturing after 12 months	0.34	11.85	—	3.36

Total time deposits	61.30	93.89	67.66	70.74

Total deposits	100.00%	100.00%	100.00%	100.00%

The following table sets forth information regarding the currency and maturity of deposits in excess of U.S.$100,000 as of December 31, 2007:

	Ch$		UF		Foreign Currency		Total
	(in millions of constant Ch$ as of December 31, 2007)
Time deposits:
Maturing within three months	Ch$	1,984,698	Ch$	379,999	Ch$	921,140	Ch$	3,285,837
Maturing after three but within six months		467,471		28,099		756,885		1,252,455
Maturing after six but within 12 months		283,783		1,509		383,033		668,325
Maturing after 12 months		19,384		—		286,143		305,527

Total time deposits	Ch$	2,755,336	Ch$	409,607	Ch$	2,347,201	Ch$	5,512,144

Minimum Capital Requirements

The following table sets forth our minimum capital requirements set by the Chilean Superintendency of Banks as of the dates indicated:

	As of December 31,
	2005		2006		2007
	(in millions of constant Ch$ as of December 31, 2007)
Banco de Chile’s regulatory capital	Ch$	651,772	Ch$	686,697	Ch$	809,105
Minimum regulatory capital required		(354,107)		(414,409)		(441,346)

Excess over minimum regulatory capital required	Ch$	297,665	Ch$	272,288	Ch$	367,759

Short-term Borrowings

Our short-term borrowings (other than deposits) totaled Ch$446,624 million as of December 31, 2005, Ch$742,241 million as of December 31, 2006 and Ch$583,527 million as of December 31, 2007.

The principal categories of our short-term borrowings are amounts borrowed under foreign trade lines of credit, domestic interbank loans and repurchase agreements. The table below presents the amounts outstanding at the end of each period indicated and the weighted average nominal interest rate for each period by type of short-term borrowing:

	For the year ended December 31,
	2005			2006			2007
	Year-End Balance		Weighted Average Nominal Interest Rate	Year-End Balance		Weighted Average Nominal Interest Rate	Year-End Balance		Weighted Average Nominal Interest Rate
	(in millions of constant Ch$ as of December 31, 2007, except for rate data)
Investments sold under agreements to repurchase	Ch$	296,891	4.36%	Ch$	329,563	4.85%	Ch$	301,979	6.31%
Borrowings from domestic financial institutions		98,866	4.75		94,792	4.96		73,947	4.40
Foreign borrowings		15,333	0.02		292,557	4.86		153,981	4.15
Other obligations		35,534	—		25,329	—		53,620	—

Total short-term borrowings	Ch$	446,624	3.95%	Ch$	742,241	4.70%	Ch$	583,527	4.92%

The following table shows the average balance and the weighted average nominal rate for each short-term borrowing category during the periods indicated:

	For the year ended December 31,
	2005			2006			2007
	Average Balance		Weighted Average Nominal Interest Rate	Average Balance		Weighted Average Nominal Interest Rate	Average Balance		Weighted Average Nominal Interest Rate
	(in millions of constant Ch$ as of December 31, 2007, except for rate data)
Investments sold under agreements to repurchase	Ch$	327,372	3.56%	Ch$	292,072	4.95%	Ch$	312,810	5.24%
Central Bank borrowings		33,149	3.15		12,682	5.26		14,759	5.36
Borrowings from domestic financial institutions		231,870	3.84		239,235	2.10		252,391	1.56

Sub-total	Ch$	592,391	3.65%	Ch$	543,989	3.70%	Ch$	579,960	3.64%
Foreign borrowings		180,136	1.73		89,761	8.22		100,749	7.86

Total short-term borrowings	Ch$	772,527	3.20%	Ch$	633,750	4.34%	Ch$	680,709	4.26%

The following table presents the maximum month-end balances of our principal sources of short-term borrowings during the periods indicated:

	Maximum 2005 month-end balance		Maximum 2006 month-end balance		Maximum 2007 month-end balance
	(in millions of constant Ch$ as of December 31, 2007)
Investments sold under agreements to repurchase	Ch$	367,109	Ch$	335,596	Ch$	344,858
Central Bank borrowings		130,968		78,479		70,651
Borrowings from domestic financial institutions		393,083		376,556		335,968
Foreign borrowings	Ch$	342,314	Ch$	331,532	Ch$	161,482

Item 4A.	Unresolved Staff Comments

None.

Item 5.	Operating and Financial Review and Prospects

OPERATING RESULTS

Introduction

The following discussion should be read together with our audited consolidated financial statements and the section entitled “Item 4. Information on the Company—Selected Statistical Information.” Certain amounts (including percentage amounts) that appear in this annual report may not total due to rounding.

We prepare our audited consolidated financial statements in accordance with Chilean GAAP (including the rules of the Chilean Superintendency of Banks relating thereto), which differ in certain significant respects from U.S. GAAP. Note 29 to our audited consolidated financial statements provides a description of the material differences between Chilean GAAP and U.S. GAAP as they relate to us. It also includes a reconciliation to U.S. GAAP of net income for the years ended December 31, 2005, 2006 and 2007 and shareholders’ equity at December 31, 2006 and 2007.

Pursuant to Chilean GAAP, the financial data presented in this section for all full-year periods are restated in constant pesos of December 31, 2007. See “Presentation of Financial Information” and Note 1 to our audited consolidated financial statements.

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

Despite growth in the 1980s and 1990s, Chile’s economy has remained smaller than the economies of neighboring countries such as Argentina and Brazil. After a period of accelerated growth between 1985 and 1997, when Chile’s gross domestic product grew at an average annual rate of 7.3%, Chile’s economic growth slowed to an average rate of 4.4% between 2000 and 2007. In 2007, Chile’s gross domestic product grew by 5.1%, following an increase of 4.3% in 2006. The strength of the global economy continued to benefit Chile’s economy despite the rise in international oil prices. In addition, internal consumption and investment grew by 7.7% and 11.9%, respectively, in 2007. The average unemployment rate decreased to 7.0% in 2007 from 8.0% in 2006.

Despite these macroeconomic developments in 2007, Chile’s economy may slow down given the increased volatility and uncertainty in the international financial markets coupled with slower world economic growth.

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

Inflation

Historically, Chile has experienced high levels of inflation that have significantly affected our financial condition and results of operations. Inflation has remained relatively low in recent years and within the Central Bank’s target range of 2% to 4%. However, inflation in 2007 jumped to 7.8% from 2.6% in 2006. The sharp increase in international oil and food prices were the main factors behind the higher inflation rate.

An increase in inflation rates could adversely affect the Chilean economy and have an adverse effect on our business, financial condition and results of operations. Our results of operations reflect the effect of inflation in the following ways:

•

a substantial portion of our assets and liabilities are denominated in UFs, a unit of account the value of which in pesos is indexed daily to reflect inflation recorded in the previous month, with the net gain or loss resulting from such indexation reflected in income;

•	our non-monetary assets, liabilities and shareholders’ equity are restated monthly to adjust for inflation, with the net gain or loss resulting from the adjustment reflected in income; and

•	the interest rates earned and paid on peso-denominated assets and liabilities to some degree reflect inflation and expectations regarding inflation.

UF-denominated Assets and Liabilities. The UF is revalued in monthly cycles. On every day in the period beginning the tenth day of the current month through the ninth day of the next month, the nominal peso value of the UF is indexed up (or down in the event of deflation) in order to reflect each day a pro rata amount of the prior calendar month’s change in the Consumer Price Index. One UF was equal to Ch$17,974.81 at December 31, 2005, Ch$18,336.38 at December 31, 2006 and Ch$19,622.66 (U.S.$ 39.58) at December 31, 2007. The effect of any changes in the nominal peso value of our UF-denominated assets and liabilities is reflected in our results of operations as an increase (or decrease, in the event of deflation) in interest revenue and expense. Our net interest revenue will be positively affected by inflation (and negatively affected by deflation) to the extent that our average UF-denominated assets exceed our average UF-denominated liabilities, while net interest revenue will be negatively affected by inflation (and positively affected by deflation) when average UF-denominated liabilities exceed average UF-denominated assets. Our average UF-denominated assets exceeded our average UF-denominated liabilities by Ch$1,554,172 million during the year ended December 31, 2005, Ch$1,662,433 million during the year ended December 31, 2006 and Ch$1,551,265 million (U.S.$3,129 million) during the year ended December 31, 2007. These numbers exclude capital and reserves and derivatives. See “Item 4. Information on the Company—Selected Statistical Information.”

Peso-denominated Assets and Liabilities. Interest rates in Chile tend to reflect the rate of inflation during the relevant period and expectations regarding future inflation. The sensitivity of our peso-denominated interest earning assets and interest bearing liabilities to the inflation rate varies. See “—Interest Rates.” We maintain a substantial amount of non-interest bearing peso-denominated demand deposits. The ratio of such deposits to average interest bearing peso-denominated liabilities was 65% during 2005, 53% during 2006 and 50% during 2007. Because a large part of such deposits are not sensitive to inflation, even a slight decline in the rate of inflation may adversely affect our net interest margin on assets funded with such deposits and even a slight increase in the rate of inflation may increase the net interest margin on such assets. See “Item 4. Information on the Company—Selected Statistical Information—Interest Earning Assets and Net Interest Margin.”

Interest Rates

Interest rates earned and paid on our assets and liabilities reflect in part inflation and expectations regarding future inflation, shifts in short-term interest rates related to the Central Bank’s monetary policies and movements in long-term real rates. The Central Bank manages short-term interest rates based on its objectives of balancing low inflation and economic growth. Accordingly, with the inflation increase in 2007, the Central Bank raised its reference interest rate four times, resulting in a final rate of 6.0% by the end of 2007. On the other hand, long-term rates remained stable in 2007.

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

The average real annual short-term interest rate based on the rate paid by Chilean financial institutions for 90- to 360-day Chilean peso-denominated deposits was 1.89% in 2005, 2.83% in 2006 and 2.20% in 2007. The average annual real long-term interest rate based on the Central Bank’s eight-year duration Chilean peso-denominated bonds was 2.55% in 2005, 2.98% in 2006 and 2.90% in 2007.

Foreign Currency Exchange Rates

A significant portion of our assets and liabilities are denominated in foreign currencies, principally U.S. dollars, and we have historically maintained and may continue to maintain gaps between the balances of such assets and liabilities. The gap between foreign currency-denominated assets and foreign currency-denominated liabilities was a net asset position of Ch$29,004 million at December 31, 2005, Ch$18,177 at December 31, 2006 and Ch$2,316 million at December 31, 2007. See Note 20 to our audited consolidated financial statements. This gap includes assets and liabilities denominated in foreign currencies and assets and liabilities denominated in Chilean pesos that contain repayment terms linked to changes in foreign currency exchange rates. Because foreign currency-denominated assets and liabilities, as well as interest earned or paid on such assets and liabilities and gains (losses) realized upon the sale of such assets, are translated into pesos in preparing our audited consolidated financial statements, our reported income is affected by changes in the value of the peso with respect to foreign currencies, primarily the U.S. dollar. Adjustments to U.S. dollar- indexed assets are reflected as adjustments in net interest earnings and offset results in the foreign exchange position. The exchange rate variation over capital and reserves of our foreign branches is adjusted against equity rather than against net income according to local accounting rules.

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

On January 1, 2004, in accordance with Circular No. 3,246 issued by the Chilean Superintendency of Banks, we adopted a new methodology to determine our loan loss allowances. This new regulation did not adversely affect our financial position or results of operations. A detailed description of this accounting policy is discussed in “Item 4. Information on the Company—Regulation and Supervision—Allowances for Loan Losses” and in Notes 1 and 29 to our audited consolidated financial statements.

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

Price-level restatement

Chilean GAAP requires that financial statements be restated to reflect the full effects of loss in the purchasing power of the Chilean peso on the financial position and results of operations of reporting entities. The method prescribes that the historical cost of all non-monetary accounts be restated for general price-level changes between the date of origin of each item and the year-end. A bank’s net monetary asset position is determined by subtracting its net nonmonetary assets from its nonmonetary liabilities. As such, under Chilean GAAP, the gain (or loss) from price-level restatement in results of operations is determined by subtracting the price-level restatement adjustment of net nonmonetary assets from the price-level restatement adjustment of shareholders’ equity. The inflation rate used for purposes of such adjustments is the change in the Consumer Price Index during the 12 months ended November 30 of the reported year. The change in the Consumer Price Index used for price-level restatement purposes was 3.6% in 2005, 2.1% in 2006 and 7.4% in 2007. See Note 1(b) to our audited consolidated financial statements. The actual change in the Consumer Price Index was 3.7% in the year ended December 31, 2005, 2.6% in the year ended December 31, 2006 and 7.8% in the year ended December 31, 2007.

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

For comparative purposes, the historical December 31, 2006 and 2007 audited consolidated financial statements and their accompanying notes have been presented in constant Chilean pesos as of December 31, 2007. As described in Note 1(t) of our audited consolidated financial statements, certain balances of previous years’ financial statements have been reclassified to conform with the present year presentation.

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

Goodwill

Under U.S. GAAP, we have significant intangible assets related to goodwill. We record all assets and liabilities acquired in purchase acquisitions, including goodwill and other acquired intangibles, at fair value as required by SFAS No. 141, published by FASB. These include amounts pushed down from our parent Quiñenco S.A. Under SFAS No. 142, goodwill must be allocated to reporting units and tested for impairment. On December 31, 2007, goodwill has been allocated according to the structure of our business segments in 2007.

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

We did not have any goodwill impairment charges in 2006 and 2007.

The initial goodwill and intangibles recorded and subsequent impairment analysis requires management to make subjective judgments concerning estimates of how the acquired asset will perform in the future using a discounted cash flow analysis. Additionally, estimated cash flows may extend beyond ten years and, by their nature, are difficult to determine. Events and factors that may significantly affect the estimates include competitive forces, customer behavior and attrition, changes in revenue growth trends, cost structures and technology and changes in interest rates and specific industry or market sector conditions. Impairment is recognized earlier whenever warranted. For a further discussion of accounting practices for goodwill under U.S. GAAP, see Note 29 to our audited consolidated financial statements.

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

In accordance with Circular No. 3,345 issued by the Chilean Superintendency of Banks and Financial Institutions, we adopted new accounting criteria for the measurement, classification and recording of trading and investment securities, derivative instruments, hedge accounting and asset derecognition beginning on June 30, 2006. The Circular required retrospective application as of December 31, 2005, recognizing the cumulative effect in equity during 2006. This resulted in a credit of Ch$960 million (in historical pesos) to a “Reserves” account within equity in 2006. On other hand, for the investment securities and derivatives portfolio held during 2006, the application of this new standard generated an income of Ch$836 million, which is included in the line item “Gains from trading activities.”

Differences between Chilean and United States Generally Accepted Accounting Principles

Chilean GAAP varies in certain important respects from U.S. GAAP, including some of the methods that are used to measure the amounts shown in the audited consolidated financial statements, additional disclosures required by U.S. GAAP and the accounting treatment of the merger with Banco de A. Edwards. Those differences, as well as other significant differences between Chilean GAAP and U.S. GAAP, are described in greater detail in Note 29 to our audited consolidated financial statements.

Results of Operations for the Years Ended December 31, 2005, 2006 and 2007

The following section discusses the results of operations for the years ended December 31, 2005, 2006 and 2007. To the extent that it is available and is useful in analyzing our results, we have included information broken down by the business segments we use in internal reporting. We also present our results on a consolidated basis.

We use a business segment-based profitability system to manage our business. This system allows us to extract income, balances, interest rate and expense information by client and also allows us to view information by account officer, branch or business segment. In order to assess income per transaction, the system compares the interest rate agreed upon with the client with our own cost of funds. For various transactions, we use internal cost of funds tables, which are updated daily. From these tables we are able to determine operating costs per transaction or per client and these costs are then allocated to our various business segments. Developed internally, the system has been continuously refined resulting in cost re-allocations. Figures for years before 2007 have been restated according to the current manner in which we measure our business segments during 2007.

Our business is organized into the following segments:

•	retail market;

•	wholesale market;

•	international banking;

•	treasury and money market operations; and

•	operations through subsidiaries

We use the same accounting policies within business segments as those used for our consolidated financial statements. Corporate and individual customers are assigned to account executives who work exclusively within one business segment. Some costs are allocated to one business segment, and others are split between two or more business segments based on a single transaction. Thereafter, any unallocated costs are included as “other” in order to arrive at the consolidated balance sheet and income statement.

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

•

our management model, which measures the performance of our business segments, considers results that are directly related to performance and not to overhead expenses of corporate and support departments, additional allowances, taxes and other non-operating income and expenses; and

•

in addition to direct costs (consisting mainly of labor and administrative expenses), we allocate the majority of our indirect operating costs to each business segment based on the type and amount of the relevant transactions. These costs are mainly related to the use of office space, technology and computer equipment. Other indirect costs are allocated using activity-based costing methodology.

Pre-Tax Income by Business Segment

The following table sets forth pre-tax income by business segment for each of the years ended December 31, 2005, 2006 and 2007. The line item “Other” includes the effect of conforming internal accounting policies to Chilean GAAP and a number of non-allocated costs, such as human resources related expenses, additional provisions and depreciation costs. For internal reporting purposes, we control and monitor these costs separately and do not include them in the determination of business segment profitability. Also included within “Other” are specific portions of income such as rental income.

	Year Ended December 31,						% Increase (Decrease)
	2005		2006		2007		2005/2006	2006/2007
	(in millions of constant Ch$ as of December 31, 2007, except for percentages)
Retail banking	Ch$	123,300	Ch$	133,977	Ch$	168,768	8.7%	26.0%
Wholesale banking		74,614		85,803		94,704	15.0	10.4
International banking		(6,608)		(7,188)		(2,418)	8.8	(66.4)
Treasury and money market operations		17,271		20,523		24,035	18.8	17.1
Subsidiaries		29,083		29,909		31,772	2.8	6.2
Other		(16,030)		(27,449)		(47,653)	71.2	73.6

Pre-tax income	Ch$	221,630	Ch$	235,575	Ch$	269,208	6.3%	14.3%

Consolidated. 2006 and 2007. The 14.3% increase in pre-tax income in 2007 as compared to 2006 was primarily attributable to a 23.7% increase in net interest revenue, fueled by a 14.2% growth of the loan portfolio and higher earnings from assets funded by demand deposits as a consequence of higher nominal interest rates and, to a lesser extent, an increase in fees and income from services, net. These positive factors were partially offset by a 35.2% increase in provisions for loan losses and higher operating expenses. Higher pre-tax income mainly reflected our focus on expanding our customer base and improving our service quality.

2005 and 2006. The 6.3% increase in pre-tax income in 2006 as compared to 2005 was primarily attributable to a 6.4% increase in net interest revenue, principally as a result of a 14.9% growth in the loan portfolio and higher contributions from assets funded by demand deposits. To a lesser extent, the increase in pre-tax income was due to an increase in other income and expenses, net and higher gains from trading activities. These factors more than offset the increase in provisions for loan losses and in operating expenses. These results mainly reflected the positive macroeconomic conditions that prevailed in Chile in 2006, as well as our strategy of further expanding our retail segment by broadening distribution channels and creating better service and product alternatives.

Retail Banking. 2006 and 2007. The 26.0% increase in the retail banking business segment’s pre-tax income in 2007 was primarily attributable to a 17.5% increase in operating revenues, from Ch$339,323 million in 2006 to Ch$398,732 million in 2007. This increase was mainly due to a 12.3% expansion in the loan portfolio, higher earnings from demand deposits and, to a lesser extent, higher fee income. These factors were partially offset by a 21.4% increase in provisions for loan losses mainly related to the consumer loan portfolio and by higher operating expenses.

2005 and 2006. The 18.7% increase in the retail banking business segment’s pre-tax income in 2006 was primarily attributable to a 9.4% increase in operating revenues from Ch$310,223 million in 2005 to Ch$339,323 million in 2006, which in turn was a consequence of a 15.7% expansion in the loan portfolio and higher earnings from demand deposits. These factors were partially offset by a 5.1% increase in operating expenses mainly related to marketing and other initiatives to expand the number of customers and our distribution network.

Wholesale Banking. 2006 and 2007. The 10.4% increase in the wholesale business segment’s pre-tax income in 2007 was mainly attributable to a 19.6% increase in operating revenues, from Ch$137,010 million in 2006 to Ch$163,804 million in 2007, primarily as a consequence of a 20.0% expansion in loans and, to a lesser extent, a 4.1% decrease in operating expenses.

2005 and 2006. The 15.06% increase in the wholesale business segment’s pre-tax income in 2006 was primarily attributable to (i) a 2.8% increase in operating revenues due to the 10.4% expansion in the loan portfolio and (ii) higher other income and expenses mainly related to higher income from the sale of assets received in lieu of payment previously charged off. In addition, there was a 43.8% decrease in provisions for loan losses as a consequence of the lower risk level of the corporate loan portfolio.

International Banking. 2006 and 2007. The international banking business segment recorded a loss before taxes of Ch$2,418 million during 2007 as a consequence of mark-to-market losses in the securities portfolio of our foreign branches due to the global financial turbulence over the second half of 2007. In addition, during 2007, foreign branches registered non-recurring operating expenses related to the merger agreement with Citigroup, which led to the closing of these operations in 2008.

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

Treasury and Money Market Operations. 2006 and 2007. The treasury and money market operations business segment’s pre-tax income increased to Ch$24,035 million in 2007 from Ch$20,523 million in 2006 largely as a consequence of the sharp increase in the inflation rate, which resulted in higher interest income earned on the portion of UF denominated assets financed by non–UF denominated liabilities.

2005 and 2006. The treasury and money market operations business segment’s pre-tax income increased to Ch$20,523 million in 2006 from Ch$17,271 million in 2005 primarily as a result of higher earnings from investments securities as a consequence of the decrease in long-term interest rates, which positively impacted the market value of Latin American bonds and mortgage finance bonds issued by the Bank and corporate and financial institution securities in general.

Operations through Subsidiaries. 2006 and 2007. The 6.2% increase in pre-tax income from our subsidiaries in 2007 compared to 2006 was primarily attributable to higher fee income recorded by our Mutual Fund, Securities Brokerage and Insurance Brokerage subsidiaries. The positive performance of these subsidiaries offset the results obtained by our Financial Advisory subsidiary, which generated fewer transactions in 2007, and our Factoring subsidiary, which had a lower operating income as a consequence of a higher inflation rate as most of its Chilean peso-denominated loans were financed with funds denominated in UF.

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

Net Income

The following table sets forth the principal components of our net income, as detailed in our audited consolidated financial statements for the years ended December 31, 2005, 2006 and 2007:

	Year Ended December 31,						% Increase (Decrease)
	2005		2006		2007		2005/2006	2006/2007
	(in millions of constant Ch$ as of December 31, 2007, except for percentages)
Net interest revenue	Ch$	409,310	Ch$	435,410	Ch$	538,465	6.4%	23.7%
Provisions for loan losses		(24,155)		(38,909)		(52,619)	61.1	35.2
Fees and income from services, net		150,550		143,531		168,490	(4.7)	17.4
Other operating income (loss), net		8,522		23,390		(15,347)	174.5	—
Other income and expenses, net:
Other income and expenses, net		(6,830)		4,087		1,580	—	(61.3)
Minority interest		—		(1)		—	—	(100.0)
Operating expenses		(303,211)		(322,776)		(333,413)	6.5	3.3
Net loss from price-level restatement		(12,556)		(9,157)		(37,948)	(27.1)	314.4

Net income before income taxes		221,630		235,575		269,208	6.3	14.3
Income taxes		(23,456)		(25,879)		(26,920)	10.3	4.0

Net income	Ch$	198,174	Ch$	209,696	Ch$	242,288	5.8%	15.5%

2006 and 2007. Our net income for 2007 increased 15.5% from 2006, reflecting a 23.7% increase in net interest revenue and, to a lesser extent, an increase in fees and income from services. These factors more than offset the 35.2% increase of provisions for loan losses and a 3.3% increase in our operating expenses.

2005 and 2006.Our net income for 2006 increased 5.8% from 2005, primarily due to a 6.4% increase in net interest revenue and, to a lesser extent, an increase in other income and expenses, net and higher other operating income. These factors more than offset the increase in provisions for loan losses and operating expenses.

Net Interest Revenue

The tables included under the headings “—Interest Revenue” and “—Interest Expense” set forth information regarding our consolidated interest revenue and expenses and average interest earning assets and average interest bearing liabilities for the years ended December 31, 2005, 2006 and 2007. This information is derived from the tables included elsewhere in this annual report under “Item 4. Information on the Company—Selected Statistical Information” and is qualified in its entirety by reference to such information.

	Year Ended December 31,						% Increase (Decrease)
	2005		2006		2007		2005/2006	2006/2007
	(in millions of constant Ch$ as of December 31, 2007, except for percentages)
Interest revenue	Ch$	749,421	Ch$	835,200	Ch$	1,170,098	11.4%	40.1%
Interest expense		(340,111)		(399,790)		(631,633)	17.5	58.0

Net interest revenue	Ch$	409,310	Ch$	435,410	Ch$	538,465	6.4%	23.7%

Net interest margin(1)		4.10%		3.95%		4.42%	—	—

(1)	Net interest revenue divided by average interest earning assets. The average balances for interest earning assets, including interest readjustments, have been calculated on the basis of our daily balances and on the basis of monthly balances for our subsidiaries.

2006 and 2007. Net interest revenue increased by 23.7% from 2006 to 2007, primarily due to a 10.4% growth in average interest earning assets and, to a lesser extent, due to a net interest margin increase of 47 basis points from 3.95% in 2006 to 4.42% in 2007. The increase in net interest margin was largely a result of the following:

•

A higher inflation rate, measured by the variation of the UF which was 7.0% in 2007 as compared to 2.0% in 2006, which implied that during 2007 we earned higher interest income on the portion of interest earning assets financed by non-interest bearing liabilities;

•	A higher contribution from demand deposits as a result of the increase in nominal interest rates (the average short-term interest rate was 5.31% in 2007 and 5.02% in 2006);

•	A favorable funding structure as the ratio of interest-bearing liabilities to interest-earning assets improved to 72.6% in 2007 from 73.6% in 2006.

However, these effects were partially offset by a lower lending spread attained during 2007 compared to the previous year as a consequence of increased competition.

2005 and 2006. Net interest revenue increased by 6.4%, from Ch$409,310 million in 2005 to Ch$435,410 million in 2006, primarily as a result of a 10.4% growth in average interest earning assets. This more than offset the 15 basis point (one basis point equals one one-hundredth of a percent) decrease in net interest margin (i.e., net interest revenue divided by average interest-earning assets) from 4.10% in 2005 to 3.95% in 2006. This decrease in net interest margin was primarily the result of:

•

A lower inflation rate, measured by the UF variation of 2.0% in 2006 as compared to 3.8% in 2005, which gave rise to lower interest income earned on the portion of UF denominated assets financed by non-interest bearing liabilities;

•	Lower spreads attained during 2006 mainly by the wholesale segment as compared to the previous year as a consequence of increased competition; and

•	A less favorable funding structure as the ratio of interest-bearing liabilities to interest-earning assets increased to 73.6% in 2006 from 71.1% in 2005.

These effects were partially offset by:

•	A higher contribution from demand deposits as a result of the increase in nominal interest rates (the average short-term interest rate was 5.02% in 2006 and 3.44% in 2005);

•

A lower negative repricing effect during 2006 (since liabilities reprice faster than interest earning assets) as the Central Bank raised the monetary policy interest rate by only 75 basis points in 2006 as compared to an increase of 225 basis points in 2005.

Interest Revenue

The following table sets forth information regarding our interest revenue and average interest earning assets for the years ended December 31, 2005, 2006 and 2007:

	Year Ended December 31,						% Increase (Decrease)
	2005		2006		2007		2005/2006	2006/2007
	(in millions of constant Ch$ as of December 31, 2007, except for percentages)
Interest revenue(1)	Ch$	749,421	Ch$	835,200	Ch$	1,170,098	11.4%	40.1%

Average interest earning assets:
Commercial loans(2)	Ch$	4,679,597	Ch$	5,612,129	Ch$	6,391,622	19.9	13.9
Consumer loans		844,228		1,041,282		1,165,577	23.3	11.9
Mortgage loans(3)		791,670		669,483		523,456	(15.4)	(21.8)
Foreign trade loans		694,777		716,104		788,304	3.1	10.1
Interbank loans		43,627		19,144		47,903	(56.1)	150.2
Past due loans(4)		89,651		73,381		65,543	(18.1)	(10.7)
Contingent loans(5)		674,079		889,882		1,055,673	32.0	18.6
Leasing contracts		428,994		519,986		594,055	21.2	14.2

Total loans	Ch$	8,246,623	Ch$	9,541,391	Ch$	10,632,133	15.7%	11.4%
Financial investments(6)		1,574,034		1,368,953		1,395,735	(13.0)	2.0
Interbank deposits		172,691		117,807		150,222	(31.8)	27.5

Total	Ch$	9,993,348	Ch$	11,028,151	Ch$	12,178,090	10.4%	10.4%

Average rates earned on total interest earning assets(7):
Average nominal rates		7.50%		7.57%		9.61%	—	—
Average real rates		1.97%		5.61%		0.49%	—	—

(1)	Interest revenue includes fees we charge in respect of contingent loans.

(2)	Excludes leasing contracts.

(3)	Includes residential and general purpose mortgage loans.

(4)	Includes interest accrued and unpaid on principal until the date on which payment becomes overdue.

(5)	Consists of unfunded letters of credit, guarantees, performance bonds and other unfunded commitments.

(6)	“Financial investments” includes primarily bonds issued by the Central Bank and foreign governments.

(7)	See “Item 4. Information on the Company—Selected Statistical Information—Average Balance Sheets, Interest Earned on Interest Earning Assets and Interest Paid on Interest Bearing Liabilities.”

2006 and 2007. Interest revenue increased by 40.1% from 2006 to 2007, primarily as a result of an increase in the average nominal interest rates earned from 7.57% in 2006 to 9.61% in 2007 and, to a lesser extent, a 10.4% growth in average interest earning assets which was driven by an 11.4% increase in average loans. The increase in average nominal interest rates was mainly the result of an increase in the inflation rate (from 2.6% in 2006 to 7.8% in 2007) and increases of the Central Bank’s nominal reference rates (from an average of 5.02% in 2006 to 5.31% in 2007). In addition, the decrease in the average real rate earned on interest earning assets from 5.61% in 2006 to 0.49% in 2007 can be explained by the relatively large increase in the inflation rate during that period.

2005 and 2006. Interest revenue increased by 11.4% from 2005 to 2006, primarily as a result of a 10.4% increase in average interest-earning assets and, to a lesser extent, a slight increase in average nominal interest rates earned (from 7.50% in 2005 to 7.57% in 2006). The increase in interest-earning assets was driven by a 15.7% growth in average loans, which more than offset the contraction of 13.0% in average financial investments. The increase in average nominal interest rates was mainly the result of an increase of the Central Bank’s reference nominal interest rates (from 4.50% as of December 2005 to 5.25% at the end of 2006), which was partially offset by a decrease in the inflation rate.

Interest Expense

The following table sets forth information regarding our interest expense and average interest bearing liabilities for the years ended December 31, 2005, 2006 and 2007:

	Year ended December 31,						% Increase (Decrease)
	2005		2006		2007		2005/2006	2006/2007
	(in millions of constant Ch$ as of December 31, 2007, except for percentages)
Interest expense	Ch$	340,111	Ch$	399,790	Ch$	631,633	17.5%	58.0%

Average interest-bearing liabilities:
Time deposits(1)	Ch$	4,313,976	Ch$	5,479,046	Ch$	6,009,067	27.0	9.7
Savings accounts		152,714		149,209		136,098	(2.3)	(8.8)
Total Central Bank borrowings		34,895		13,892		15,408	(60.2)	10.9
Investments sold under agreements to repurchase		327,372		292,073		312,810	(10.8)	7.1
Mortgage finance bonds		676,348		532,761		428,383	(21.2)	(19.6)
Other interest-bearing liabilities(2)		1,602,423		1,646,029		1,940,823	2.7	17.9

Total	Ch$	7,107,728	Ch$	8,113,010	Ch$	8,842,589	14.1%	9.0%

Average rates paid on total interest bearing liabilities(3):
Average nominal rates		4.79%		4.93%		7.14%	—	—
Average real rates		(0.86)%		3.11%		(1.84)%	—	—
Average (Chilean peso-denominated) non-interest bearing demand deposits	Ch$	2,396,876	Ch$	2,200,494	Ch$	2,317,379	(8.2)%	5.3%

(1)	Includes interest-earning demand deposits.

(2)	Combines bonds, interest-bearing demand deposits and other interest bearing liabilities.

(3)	See “Item 4. Information on the Company—Selected Statistical Information—Average Balance Sheets, Interest Earned on Interest Earning Assets and Interest Paid on Interest Bearing Liabilities.”

2006 and 2007. Interest expense increased by 58.0% from 2006 to 2007, primarily as a result of an increase in average nominal interest rates paid, from 4.93% in 2006 to 7.14% in 2007 and also due to a 9.0% increase in average interest-bearing liabilities. The increase in the average nominal interest rate paid was primarily attributable to the higher inflation rate and an increase in the Central Bank’s monetary policy rate. The increase in average interest-bearing liabilities was mainly the result of a 9.7% increase in time deposits and a 17.9% increase in other interest-bearing liabilities principally related to bonds and subordinated bonds.

2005 and 2006. Interest expense increased by 17.5% from 2005 to 2006, primarily as a result of a 14.1% increase in average interest-bearing liabilities and, to a lesser extent, due to an increase in average nominal interest rates paid (from 4.79% in 2005 to 4.93% in 2006). The increase in average nominal interest rates was largely the result of an increase in the Central Bank’s monetary policy rates during the first eight months of 2006. The increase in average interest bearing liabilities was primarily attributable to a 27% increase in time deposits.

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

The following table sets forth information with respect to our provisions and allowances for loan losses and charge-offs for each of the years ended December 31, 2005, 2006 and 2007:

	Year Ended December 31,						% Increase (Decrease)
	2005		2006		2007		2005/2006	2006/2007
	(in millions of constant Ch$ as of December 31, 2007, except for percentages)
Provisions:
Total provisions for loan losses	Ch$	24,155	Ch$	38,909	Ch$	52,619	61.1%	35.2%
Gross provisions for loan losses		60,326		69,088		87,743	14.5	27.0
Total loan loss recoveries		36,171		30,179		35,124	(16.6)	16.4
Charge-offs:
Total charge-offs		73,845		65,161		71,564	(11.8)	9.8
Net charge-offs		37,674		34,982		36,440	(7.1)	4.2
Other asset quality data:
Total loans	Ch$	8,998,238	Ch$	10,341,912	Ch$	11,813,926	14.9	14.2
Consolidated risk index		1.72%		1.51%		1.36%	—	—
Unconsolidated risk index		1.70%		1.48%		1.34%	—	—
Allowances for loan losses(1)	Ch$	154,948	Ch$	155,707	Ch$	161,140	0.5%	3.5%
Allowances for loan losses as a percentage of total loans		1.72%		1.51%		1.36%	—	—

(1)	“Allowances for loan losses” includes additional loan loss allowances greater than those required by the Chilean Superintendency of Banks. See “Item 4. Information on the Company—Regulation and Supervision—Allowances for Loan Losses” and “Item 4. Information on the Company—Regulation and Supervision—Additional Allowances.”

2006 and 2007. Our provisions for loan losses increased by 35.2% from 2006 to 2007, mainly as a result of an overall loan portfolio expansion and an increase in the level of risk mostly associated with our consumer portfolio. Higher provisions were partially offset by an increase of 16.4% in loan loss recoveries. The ratio of provisions for loan losses to average loans increased to 0.49% in 2007 from 0.41% in 2006. On a consolidated basis, our risk index decreased from 1.51% in 2006 to 1.36% in 2007.

2005 and 2006. Our overall provisions for loan losses increased from Ch$24,155 million in 2005 to Ch$38,909 million in 2006, primarily as a result of higher consumer portfolio growth in the individual segment coupled with a less favourable economic environment which resulted in a moderate increase in its associated risk index (measured as allowances to total loans). Provisions for loan losses related to corporations remained stable because commercial loan expansion was offset by a decline in its risk level. In addition, higher provisions for loan losses were also affected by the 16.6% annual decrease in loan loss recoveries. Provisions for loan losses represented 0.41% and 0.29% of total average loans, in 2006 and 2005, respectively, showing exceptionally low levels of provisions as compared to the average figures recorded during the last ten years. On a consolidated basis, our risk index decreased from 1.72% in 2005 to 1.51% in 2006.

Fees and Income from Services, Net

The following table sets forth certain components of our fees and income from services (net of fees paid to third parties that provide support for those services, principally fees relating to sales force and receipts and collection services provided to us) for the years ended December 31, 2005, 2006 and 2007:

	Year Ended December 31,						% Increase (Decrease)
	2005		2006		2007		2005/2006	2006/2007
	(in millions of constant Ch$ as of December 31, 2007, except for percentages)
Mutual funds	Ch$	25,424	Ch$	26,814	Ch$	34,962	5.5%	30.4%
Checking accounts and overdrafts		26,003		25,854		26,963	(0.6)	4.3
Insurance		21,930		26,021		29,717	18.7	14.2
Stock brokerage		16,557		11,278		15,824	(31.9)	40.3
Credit cards		12,503		14,567		15,014	16.5	3.1
Sight accounts and ATMs		14,370		15,555		18,386	8.3	18.2
Cash management services		10,268		11,569		11,369	12.7	(1.7)
Collection of over-due loans		9,492		10,614		10,955	11.8	3.2
Credits		10,487		4,905		5,668	(53.2)	15.6
Financial advisory services		1,012		3,054		1,211	201.8	(60.3)
Credit lines		7,974		8,676		7,580	8.8	(12.6)
Letters of credit, guarantees, collaterals and other contingent loans		5,207		4,123		3,596	(20.8)	(12.8)
Income and revenue from assets received in lieu of payment		3,859		2,503		262	(35.1)	(89.5)
Foreign trade and currency exchange		3,659		4,304		3,940	17.6	(8.5)
Collection services		2,771		2,088		1,880	(24.6)	(10.0)
Custody and trust services		1,932		2,230		2,371	15.4	6.3
Leasing		1,407		1,362		208	(3.2)	(84.7)
Factoring		669		926		1,035	38.4	11.8
Fees from sales force		(16,465)		(23,900)		(16,738)	45.2	(30.0)
Cobranding		(6,379)		(7,493)		(6,694)	17.5	(10.7)
Teller services expenses		(4,343)		(4,947)		(5,273)	13.9	6.6
Other		2,213		3,428		6,254	54.9	82.4

Total	Ch$	150,550	Ch$	143,531	Ch$	168,490	(4.7)%	17.4%

2006 and 2007. Fees and income from services, net increased by 17.4% from 2006 to 2007. As a result of the new regulation on labor outsourcing put in place during 2007, this annual figure includes a reclassification of approximately Ch$15,460 million of expenses from fees paid to operating expenses. Excluding this effect, total fees and income from services would have increased by 6.6% in 2007 as compared to 2006. This annual increase in fees was primarily a result of an increase in fees generated by our insurance, mutual funds and stock brokerage businesses. To a lesser extent, higher fee income was also related to checking accounts, sight accounts and ATMs (largely due to an increase in the client base), credits (principally associated to prepayment loans) and credit cards, partially offset by lower fees generated by the financial advisory business.

2005 and 2006. Fees and income from services, net decreased by 4.7% from 2005 to 2006, primarily as a result of higher sales force expenses, a drop in fees from credits and lower fees posted by our stock brokerage subsidiary during 2006. This decrease in fees and income from services was partially offset by higher fee-based income, mainly related to the Bank’s core products such as credit cards, debit accounts, ATMs and cash management services as a consequence of an important network expansion and good customer support, which has enabled us to grow our customer base. In addition, as a consequence of our long-standing efforts to cross-sell products throughout the Bank’s various business lines, fees related to insurance, mutual funds and factoring increased during 2006.

Other Operating Income (Loss), Net

Other operating income (loss), net, consists of net gains and losses from trading activities and net gains and losses from foreign exchange transactions. Trading results include gains and losses realized on the sale of securities, gains and losses from the mark-to-market of securities and interest rate and currency derivaties at the end of the period. Net gains and losses from foreign exchange transactions include gains and losses realized upon the sale of foreign currency and foreign exchange derivatives and gains and losses arising from the period-end translation of foreign currency-denominated assets and liabilities into pesos. Foreign exchange results also include net adjustments on U.S. dollar-indexed domestic currency transactions, or the exchange rate variation on foreign branches’ capital and reserves. Foreign exchange results include existing interest rate differences in currency derivatives.

The following table sets forth certain components of our other operating income (loss), net, in the years ended December 31, 2005, 2006 and 2007:

	Year Ended December 31,						% Increase (Decrease)
	2005		2006		2007		2005/2006	2006/2007
	(in millions of constant Ch$ as of December 31, 2007, except for percentages)
Gains (losses) on sales of financial instruments and non-forward derivatives, net	Ch$	3,515	Ch$	7,925	Ch$	(7,633)	125.5%	—
Foreign exchange transactions, and forward derivatives, net		5,007		15,465		(7,714)	208.9	—

Net other operating income	Ch$	8,522	Ch$	23,390	Ch$	(15,347)	174.5%	—

2006 and 2007. Other operating income decreased from Ch$23,390 million in 2006 to a loss of Ch$15,347 million in 2007, primarily as a result of significant losses in both sales of financial instruments, net and in foreign exchange transactions (including forward contracts). The losses in financial instruments consisted of (i) losses in the value of the Bank’s securities portfolio (related to Latin American securities) arising from the global financial instability during the second half of 2007 and (ii) losses resulting from Chilean securities booked in foreign branches due to an increase of 68 basis points in Chile’s country risk during the second half of 2007. The losses from foreign exchange transactions and forwards derivatives contracts were mainly due to weaker results obtained in US$/UF forwards primarily as a result of the higher inflation rate (this effect, though, was partially offset by higher interest income earned at the net interest revenue line).

2005 and 2006. In 2006, other operating income, net nearly tripled, from Ch$8,522 million in 2005 to Ch$23,390 million in 2006, primarily as a result of (i) higher gains from investments securities as a consequence of a decrease in long-term interest rates during 2006, which positively affected the market value of Latin American bonds, mortgage finance bonds issued by the Bank and corporate and financial institution securities and (ii) higher gains from forwards derivatives contracts. These trends largely offset the decrease in foreign exchange transactions, net.

Other Income and Expenses, Net

Other income and expenses, net consists of gains arising from non-operating income, non-operating expenses and income and gains arising from our affiliates accounted for by the equity method, offset by any minority interest participation in the net income of our subsidiaries. See Notes 9 and 17 to our audited consolidated financial statements.

The following table sets forth certain components of our “other income and expenses, net,” for the years ended December 31, 2005, 2006 and 2007:

	Year Ended December 31,						% Increase (Decrease)
	2005		2006		2007		2005/2006	2006/2007
	(in millions of constant Ch$ as of December 31, 2007, except for percentages)
Non-operating income	Ch$	8,619	Ch$	17,798	Ch$	18,644	106.5%	4.8%
Non-operating expenses		(16,196)		(14,818)		(15,017)	(8.5)	1.3

Subtotal		(7,577)		2,980		3,627	—	21.7
Income from investments in other companies		747		1,107		(2,047)	48.2%	—
Minority interest		—		(1)		—	—	—

Total	Ch$	(6,830)	Ch$	4,086	Ch$	1,580	—	(61.3%)

2006 and 2007. Other income and expenses, net decreased by 61.3% from 2006 to 2007. The decrease was primarily a result of (i) lower participation in earnings on equity investment in 2007, caused by losses incurred by the Administrador Financiero de Transantiago (AFT), which amounted to Ch$3,327 million during the period, and (ii) a non-recurring tax provision release recorded in 2006 of approximately Ch$3,600 million. Higher gains on assets received in lieu of payments previously charged off in 2007 partially offset these sources of decreases.

2005 and 2006. Other income and expenses, net increased from an expense of Ch$6,830 million in 2005 to income of Ch$4,086 million in 2006. The increase was primarily a result of (i) higher non-operating income from the sale of assets received in lieu of payments previously charged off and (ii) a non-recurring tax provision release of approximately Ch$3,600 million. To a lesser extent, lower non-operating expenses related to provisions for assets received in lieu of payments also explained the increase in other income and expenses, net.

Operating Expenses

The following table sets forth information regarding our operating expenses for the years ended December 31, 2005, 2006 and 2007:

	Year Ended December 31,						% Increase (Decrease)
	2005		2006		2007		2005/2006	2006/2007
	(in millions of constant Ch$ as of December 31, 2007, except for percentages)
Personnel salaries and expenses	Ch$	165,159	Ch$	169,373	Ch$	192,011	2.6%	13.4%
Administrative and other expenses:
Advertising		13,131		17,564		15,995	33.8	(8.9)
Building maintenance		6,345		7,156		6,937	12.8	(3.1)
Rentals and insurance		11,582		13,400		14,662	15.7	9.4
Office supplies		5,303		5,566		5,462	5.0	(1.9)
Other expenses		83,135		88,487		75,113	6.4	(15.1)

Total administrative and other expenses	Ch$	119,496	Ch$	132,173	Ch$	118,169	10.6%	(10.6)
Depreciation and amortization		18,556		21,230		23,233	14.4	9.4

Total	Ch$	303,211	Ch$	322,776	Ch$	333,413	6.5%	3.3%

2006 and 2007. Our operating expenses increased by 3.3% from 2006 to 2007. This increase reflected the impact of our compliance with the new regulations related to labor outsourcing (applied in 2007) which resulted in a reclassification of approximately Ch$15,460 million if expenses from fees paid for personnel salaries and expenses as a consequence of the modification of our contract with our Promarket subsidiary. In addition, higher operating expenses resulted from our focus on expanding our business, transactional capabilities and service quality. We recorded (i) an increase in personnel salaries, primarily related to additional employees for new branches and call centers, (ii) an increase in communication and technology expenses (including amortization expenses), in order to provide improved productivity and service quality, and (iii) larger rental expenses related to the expansion of the Bank’s branch network.

In addition, we incurred non-recurring expenses related to the merger with Citibank Chile and the sale of our foreign branches, which amounted to approximately Ch$3,600 million in 2007. However, the increase in these expenses was partially offset by a decrease in advisory expenses from the foreign branches related to the U.S. compliance requirements.

2005 and 2006. Our operating expenses increased by 6.5% from 2005 to 2006, in line with our lending and transactional growth and product development activities. Higher operating expenses were primarily caused by (i) a 34% annual increase in advertising and marketing expenses oriented mainly to retail banking promotions of core revenue products, (ii) higher rental, communication, maintenance services and depreciation expenses, related to the significant expansion of our ATMs and branches during 2006 and (iii) higher computer services and software maintenance costs as well as an increase in amortizations and advisory expenses related to the implementation of new systems.

In addition, the 2.6% increase in salaries and personnel expenses was mainly due to the hiring of additional employees during 2006, principally related to the branch network, commercial areas, subsidiaries, and foreign branches. Higher expenses on salaries during 2006 were partially offset by lower severance expenses. As in 2005, we recorded non-recurring indemnities in 2006 due to a change in the organizational structure, which was made to adjust for client segmentation.

Loss from Price-Level Restatement

Chilean GAAP requires that adjustments be made to non-monetary assets (including fixed assets), liabilities and shareholders’ equity at the end of each reported period to reflect the effects of inflation during such period. The net effect of this inflation adjustment is reflected in our results of operations under “gain (loss) from price-level restatement.” See “—Overview—Inflation.”

2006 and 2007. The loss from price-level restatement increased from Ch$9,157 million in 2006 to Ch$37,948 million in 2007, primarily as a result of the increase in the inflation rate used for adjustment purposes from 2.1% in 2006 to 7.4% in 2007 and, to a lesser extent, due to the increase in net non-monetary liabilities as a result of (i) the partial capitalization of 2006 net income and (ii) a capital increase largely carried out in the third quarter of 2007.

2005 and 2006. The loss from price-level restatement decreased from Ch$12,556 million in 2005 to Ch$9,157 million in 2006, primarily as a result of the decrease in the inflation rate used for adjustment purposes from 3.6% in 2005 to 2.1% in 2006.

Income Tax

The statutory corporate income tax rate in Chile was 17% in 2007, 2006 and 2005. We are also permitted under Law No. 19,396 to deduct dividend payments made to SAOS. Consequently, our effective tax rate is significantly lower than the statutory corporate income tax rate because of the deduction of such dividend payments from our taxable income. Additionally, but to a lesser extent, differences in the tax treatment for provisions on individual loans and for charge-offs for past-due loans have an impact on our effective tax rate. Finally, all real estate taxes paid on properties that are leased to customers are deductible from our taxable income.

2006 and 2007. In 2007, we recorded a tax expense of Ch$26,920 million as compared to a tax expense of Ch$25,879 million in 2006. This increase was primarily attributable to the higher income tax base in 2007 as a result of a 14.3% increase in net income before taxes.

2005 and 2006. In 2006, we recorded a tax expense of Ch$25,879 million as compared to a tax expense of Ch$23,456 million in 2005. This increase was primarily attributable to a higher income tax base in 2006 as a result of a 6.3% increase in net income before taxes.

Chilean and U.S. GAAP Reconciliation

We prepare our audited consolidated financial statements in accordance with Chilean GAAP, which differs in certain significant respects from U.S. GAAP. See Note 29 to our audited consolidated financial statements for a description of the material differences between Chilean GAAP and U.S. GAAP, as they relate to us and our consolidated subsidiaries, reconciliation to U.S. GAAP of net income and shareholders’ equity and a discussion of new accounting rules under U.S. GAAP. The following table sets forth net income and shareholders’ equity for the years ended December 31, 2005, 2006 and 2007 under Chilean GAAP and U.S. GAAP:

	Year Ended December 31,
	2005		2006		2007
	(in millions of constant Ch$ as of December 31, 2007)
Net income (Chilean GAAP)	Ch$	198,174	Ch$	209,696	Ch$	242,288
Net income (U.S. GAAP)		185,131		185,626		231,015
Shareholders’ equity (Chilean GAAP)		849,946		896,393		1,051,393
Shareholders’ equity (U.S. GAAP)	Ch$	1,567,794	Ch$	1,585,672	Ch$	1,719,621

Significant differences exist between our net income and shareholders’ equity under Chilean GAAP as presented in “Item 5. Operating and Financial Review and Prospects,” and our net income and shareholders’ equity under U.S. GAAP as presented in Note 29 to our audited consolidated financial statements.

Some differences are as follows:

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

•

Under Chilean GAAP, allowances for loan losses are calculated according to specific guidelines set by the Chilean Superintendency of Banks. Under U.S. GAAP, allowances for loan losses should be in amounts adequate to cover inherent losses in the loan portfolio at the respective balance sheet dates. If we had applied U.S. GAAP, our net income would have decreased by Ch$16,866 million and increased by Ch$2,581 million in 2006 and 2007, respectively, and shareholders’ equity would have increased by Ch$25,169 million and Ch$27,750 million in 2006 and 2007, respectively.

•

Under Chilean GAAP, until December 31, 2005, forward contracts were recorded at the exchange rate in force at the close of each month and initial differences generated by this type of operations were recognized as deferred assets or liabilities and amortized over the term of the related contract. All other derivative instruments were reported at their market value.

Beginning in 2006, as a result of the adoption of Circular N°3,345, under Chilean GAAP all financial derivative contracts, which include foreign currency and UF forwards, interest rate forwards, currency and interest rate swaps, currency and interest rate options and other financial derivative instruments, are recorded in the balance sheet at cost (including transaction costs) at inception and subsequently measured at their fair value. Derivative contracts are reported as an asset when their fair value is positive and as a liability when negative under the line item “Derivative instruments.”

Under U.S. GAAP, all derivative instruments are recorded in the balance sheet at fair value. However, the accounting for changes in fair value of the derivative instrument depends on whether the derivative instrument qualifies as a hedge. The standards also require formal documentation procedures for hedging relationships and effectiveness testing when hedge accounting is to be applied. If the derivative instrument does not qualify as a hedge, changes in fair value are reported in earnings when they occur. If the derivative instrument qualifies as a hedge, the accounting treatment varies based on the type of risk being hedged.

Additionally, until 2005, Chilean accounting rules did not consider the existence of embedded derivatives and, therefore, were such derivatives were not reflected in the financial statements. Beginning 2006, certain derivatives embedded in other financial instruments are treated as separate derivatives when their risk and characteristics are not closely related to those of the main contract and such derivatives are not recorded at their fair value with their unrealized gains and losses included in income. Circular N°3,345 did not include service-type contracts when evaluating for embedded derivatives. For U.S. GAAP purposes, we separately measure embedded derivatives included in certain contracts as freestanding derivative instruments at their estimated fair values, recognizing changes in earnings when they occur.

These differences are explained in greater detail in Note 29 to our audited consolidated financial statements.

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

Our general policy is to maintain sufficient liquidity to ensure our ability to honor withdrawals of deposits, make repayments of other liabilities at maturity, extend loans and meet our working capital needs. As a bank, we satisfy our working capital needs through general funding. The majority of our funding is derived from deposits and other borrowings from the public. We believe that our working capital is sufficient to meet our present needs. The minimum amount of liquidity is determined by the reserve requirements set by the Central Bank. These reserves are currently 9.0% of demand deposits and 3.6% of time deposits (with terms of less than one year). We are in compliance with all of these requirements.

In addition, we are subject to a technical requirement applicable to Chilean banks pursuant to which we must hold a certain amount of assets in cash or in highly liquid instruments. This reserve requirement is equal to the amount by which the daily balance of deposits payable on demand, net of clearing, exceeds 2.5 times the amount of the bank’s effective equity. Deposits payable on demand include:

•	deposits in checking accounts;

•	other demand deposits or obligations payable on demand and incurred in the ordinary course of business;

•	saving deposits that allow unconditional withdrawls that bear a stated maturity; and

•	other deposits unconditionally payable immediately.

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

	Year Ended December 31,
	2005		2006		2007
	(in millions of constant Ch$ as of December 31, 2007)
Net cash provided by operating activities	Ch$	472,635	Ch$	491,531	Ch$	387,072

2006 and 2007. Cash provided by operating activities decreased to Ch$387,072 million in 2007 from Ch$491,531 million in 2006, primarily as a result of a reduction in the volumes of trading investments.

2005 and 2006. Cash provided by operating activities increased to Ch$491,531 million in 2006 from Ch$472,635 million in 2005, primarily as a result of a positive net change in interest accruals in 2006 as compared to 2005.

	Year Ended December 31,
	2005		2006		2007
	(in millions of constant Ch$ as of December 31, 2007)
Net cash used in investing activities	Ch$	(1,342,990)	Ch$	(1,448,919)	Ch$	(2,019,402)

2006 and 2007. Cash used in investing activities increased to Ch$2,019,402 million in 2007 from Ch$1,448,919 million in 2006, primarily as a result of a 14.2% increase in the volume of our loan portfolio.

2005 and 2006. Cash used in investing activities increased to Ch$1,448,919 million in 2006 from Ch$1,342,990 million in 2005, primarily as a result of a 15.7% increase in the volume of our loan portfolio.

	Year Ended December 31,
	2005		2006		2007
	(in millions of constant Ch$ as of December 31, 2007)
Net cash provided by financing activities	Ch$	623,334	Ch$	1,565,562	Ch$	1,161,215

2006 and 2007. The decrease in cash provided by financing activities from Ch$1,565,562 million in 2006 to Ch$1,161,215 million in 2007 was primarily related to an increase in saving accounts and time deposits as well as a decrease in short term borrowings.

2005 and 2006. The increase in cash provided by financing activities from Ch$623,334 million in 2005 to Ch$1,565,562 million in 2006 was primarily attributable to an increase in time and demand deposits and, to a lesser extent, to an increase in bonds issued by the Bank.

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

	Year Ended December 31, 2006						Year Ended December 31, 2007
	Long-term		Short-term		Total		Long-term		Short-term		Total
	(in millions of constant Ch$ as of December 31, 2007)
Central Bank Credit lines for renegotiation of loans	Ch$	885	Ch$	—	Ch$	885	Ch$	513	Ch$	—	Ch$	513
Mortgage finance bonds		512,982		—		512,982		397,333		—		397,333
Bonds		595,288		—		595,288		772,801		—		772,801
Subordinated bonds		435,982		—		435,982		446,395		—		446,395
Borrowings from domestic financial institutions		—		94,792		94,792		—		73,947		73,947
Foreign borrowings		342,792		292,557		635,349		628,887		153,981		782,868
Investments sold under agreements to repurchase		—		329,563		329,563		—		301,979		301,979
Other obligations		3,059		25,329		28,388		4,870		53,620		58,490

Total other interest bearing liabilities	Ch$	1,890,988	Ch$	742,241	Ch$	2,633,229	Ch$	2,250,799	Ch$	583,527	Ch$	2,834,326

Central Bank borrowings

Central Bank borrowings include credit lines for the renegotiation of loans and other Central Bank borrowings. Credit lines were provided by the Central Bank for the renegotiation of mortgage loans due to the need to refinance debts as a result of the economic recession and crisis of the Chilean banking system from 1982 to 1985. The credit lines for the renegotiations of mortgage loans are linked to the UF index and carry an average real annual interest rate of 3.70% as of December 31, 2007. The maturities of the outstanding amounts are as follows:

	As of December 31, 2007
	(in millions of constant Ch$ as of December 31, 2007)
Due within 1 year	Ch$	513
Due after 1 year but within 2 years		—
Due after 2 years but within 3 years		—
Due after 3 years but within 4 years		—
Due after 4 years but within 5 years		—
Due after 5 years		—

Total long-term (Credit lines for renegotiation of loans)		513
Total short-term (Other Central Bank borrowings)		—

Total Central Bank borrowings	Ch$	513

Mortgage finance bonds

Mortgage finance bonds are used to finance the granting of mortgage loans. The outstanding principal amounts of the bonds are amortized on a quarterly basis. The range of maturities of these bonds is between five and twenty years. The bonds are linked to the UF index and carry a weighted average annual interest rate of 4.04% as of December 31, 2007.

The maturities of outstanding mortgage finance bond amounts as of December 31, 2007 are as follows:

	As of December 31, 2007
	(in millions of constant Ch$ as of December 31, 2007)
Due within 1 year	Ch$	59,948
Due after 1 year but within 2 years		44,876
Due after 2 years but within 3 years		43,623
Due after 3 years but within 4 years		41,335
Due after 4 years but within 5 years		37,839
Due after 5 years		169,712

Total mortgage finance bonds	Ch$	397,333

Bonds

Our bonds are linked to the UF Index and carry an average real annual interest rate of 3.50% as of December 31, 2007, with interest and principal payments due semi-annually. The bonds were originally intended to finance loans that had a maturity of greater than one year.

The maturities of outstanding bond amounts as of December 31, 2007 are as follows:

	As of December 31, 2007
	(in millions of constant Ch$ as of December 31, 2007)
Due within 1 year	Ch$	23,580
Due after 1 year but within 2 years		146,400
Due after 2 years but within 3 years		163,066
Due after 3 years but within 4 years		111,193
Due after 4 years but within 5 years		92,111
Due after 5 years		236,451

Total bonds	Ch$	772,801

Between March and November 2007, we carried out a common bond issuance in “unidades de fomento” divided into series “S”, “U” and “W.” The common bonds issued in series “S” and “U” (comprising a total amount of Ch$113,730 million (historical)), have a 10-year maturity term and interest rates of 3.2% and 3.7%, respectively. Series “W” common bonds were issued for an amount of Ch$77,514 million (historical), with a maturity term of five years and a 3.1% interest rate.

Subordinated bonds

Our currently outstanding subordinated bonds are linked to the UF index with interest and principal payments due semi-annually. The discount on the issuance of the currently outstanding subordinated bonds is amortized over the life of the bond. As of December 31, 2007, the effective real interest rate was 6.27% taking into consideration the discount on issuance.

The bonds are intended to finance loans having a maturity greater than one year. As of December 31, 2007 the outstanding maturities of the bonds, which are considered long-term, are as follows:

	As of December 31, 2007
	(in millions of constant Ch$ as of December 31, 2007)
Due within 1 year	Ch$	31,924
Due after 1 year but within 2 years		21,797
Due after 2 years but within 3 years		23,702
Due after 3 years but within 4 years		26,688
Due after 4 years but within 5 years		26,689
Due after 5 years		315,595

Total subordinated bonds	Ch$	446,395

In April 2007, Banco de Chile issued subordinated bonds with a 24-year maturity term. The subordinated bonds were issued in “unidades de fomento” and its proceeds amounted to Ch$36,919 million (historical), with an annual interest rate of 4.5%.

Subordinated bonds are considered in the calculation of “effective equity” for the purpose of determining our minimum capital requirements.

Borrowings from domestic financial institutions

Borrowings from domestic financial institutions, which are used to fund our general activities, carry a weighted average annual real interest rate of 4.91% as of December 31, 2007 and have the following outstanding maturities as of December 31, 2007:

As of December 31, 2007
(in millions of constant Ch$ as of December 31, 2007)
Due within 1 year	Ch$	—
Due after 1 year but within 2 years		—
Due after 2 years but within 3 years		—
Due after 3 years but within 4 years		—
Due after 4 years but within 5 years		—
Due after 5 years		—

Total long-term
Total short-term	Ch$	73,947	(1)

Total borrowings from domestic financial institutions	Ch$	73,947

(1)	Includes borrowings with maturities that were originally greater than one year but which as of December 31, 2007 had remaining maturities of less than one year.

Foreign borrowings

We have short-term and long-term borrowings from foreign banks. The outstanding maturities of these borrowings as of December 31, 2007 are as follows:

	As of December 31, 2007
	(in millions of constant Ch$ as of December 31, 2007)
Due within 1 year	Ch$	611,320
Due after 1 year but within 2 years		9,005
Due after 2 years but within 3 years		8,562
Due after 3 years but within 4 years		—
Due after 4 years but within 5 years		—
Due after 5 years		—

Total long-term		628,887
Total short-term		153,981

Total foreign borrowings	Ch$	782,868

Each of these loans is denominated in foreign currency and is principally used to fund our foreign trade loans and carry an average annual nominal interest rate of 1.9% as of December 31, 2007.

Other obligations

	As of December 31,
	2006		2007
	(in millions of constant Ch$ as of December 31, 2007)
Other long-term obligations:
Obligations with Chilean government	Ch$	3,059	Ch$	4,870

Total other long-term obligations		3,059		4,870
Other short-term obligations		25,329		53,620

Total other obligations	Ch$	28,388	Ch$	58,490

As of December 31, 2007, other obligations had the following maturities:

	As of December 31, 2007
	(in millions of constant Ch$ as of December 31, 2007)
Due within 1 year	Ch$	500
Due after 1 year but within 2 years		746
Due after 2 years but within 3 years		857
Due after 3 years but within 4 years		737
Due after 4 years but within 5 years		616
Due after 5 years		1,414

Total long-term		4,870
Total short-term		53,620	(1)

Total other obligations	Ch$	58,490

(1)	Includes borrowings with maturities that were originally greater than one year but which as of December 31, 2007 had remaining maturities of less than one year.

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

Funding

The following table sets forth our average daily balance of liabilities for the years ended December 31, 2005, 2006 and 2007, in each case together with the related average nominal interest rates paid thereon:

	Year Ended December 31,
	2005				2006				2007
	Average Balance		% of Total Liabilities	Average Nominal Rate	Average Balance		% of Total Liabilities	Average Nominal Rate	Average Balance		% of Total Liabilities	Average Nominal Rate
	(in millions of constant Ch$ as of December 31, 2007, except for percentages)
Non-interest bearing demand deposits	Ch$	2,396,876	22.7%	—	Ch$	2,200,494	18.9%	—	Ch$	2,317,379	18.2%	—
Time deposits		4,313,976	40.8	4.3%		5,479,046	47.1	5.1%		6,009,067	47.3	7.0%
Savings accounts		152,714	1.4	3.8		149,209	1.3	2.1		136,098	1.1	6.5
Mortgage finance bonds		676,348	6.4	8.8		532,761	4.6	7.4		428,383	3.4	11.9
Central Bank borrowings		34,895	0.3	3.3		13,892	0.1	5.4		15,408	0.1	5.5
Contingent liabilities		675,889	6.4	—		889,554	7.7	—		1,059,405	8.3	—
Other non-interest bearing liabilities		398,775	3.8	—		424,531	3.7	—		491,479	3.9	—
Other interest bearing liabilities		1,929,795	18.2	4.6%		1,938,102	16.6	4.0%		2,253,633	17.7	6.7%

Total liabilities	Ch$	10,579,268	100.0%		Ch$	11,627,589	100.0%		Ch$	12,710,852	100.0%

Our most important source of funding is our customer deposits, which consist primarily of peso-denominated non-interest bearing demand deposits and peso- and UF-denominated interest bearing time deposits. Non-interest bearing demand deposits represented 18.2% of our average total liabilities in 2007, and are our least expensive source of funding. Time deposits and mortgage finance bonds represented 50.7% of our average liabilities in 2007 and 51.7% of our average liabilities in 2006, respectively.

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

We provide customers with off balance sheet credit support through loan commitments. Such commitments are agreements to lend to a customer at a future date, subject to compliance with the contractual terms. Since substantial portions of these commitments are expected to expire without our having to make any loans, total commitment amounts do not necessarily represent our actual future cash requirements. The amounts of these loan commitments were Ch$3,455,580 million (U.S.$6,969 million) and Ch$3,558,267 million (U.S.$7,177 million) as of December 31, 2006 and 2007, respectively. The amounts of subscribed leasing contracts were Ch$102,733 million (U.S.$207 million) and Ch$96,166 million (U.S.$194 million) as of December 31, 2006 and 2007, respectively.

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

Financial Guarantees

The following is a summary of instruments that are considered financial guarantees in accordance with FASB Interpretation No.45:

	As of December 31, 2007
	(in millions of constant Ch$ as of December 31, 2007)
Performance bonds	Ch$	898,321
Foreign office guarantees		48,685
Standby letters of credit		103,058

Total	Ch$	1,050,064

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

The expiration of guarantees per period is as follows:

	Due within 1 year		Due after 1 year but within 3 years		Due after 3 years but within 5 years		Due after 5 years		Total
	(in millions of constant Ch$ as of December 31, 2007)
Performance bonds	Ch$	517,934	Ch$	362,074	Ch$	16,512	Ch$	1,801	Ch$	898,321
Foreign office guarantees		48,685		—		—		—		48,685
Standby letters of credit		43,658		42,928		16,316		156		103,058

Total	Ch$	610,277	Ch$	405,002	Ch$	32,828	Ch$	1,957	Ch$	1,050,064

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following tables set forth our contractual obligations and commercial commitments by time remaining to maturity. As of December 31, 2007, the scheduled maturities of our contractual obligations, including accrued interest, were as follows:

	Due within 1 year		Due after 1 year but within 3 years		Due after 3 years but within 5 years		Due after 5 years		Total
	(in millions of constant Ch$ as of December 31, 2007)
Contractual Obligations
Deposit and other term liabilities(1)	Ch$	6,408,912	Ch$	305,114	Ch$	—	Ch$	—	Ch$	6,714,026
Mortgage finance bonds		59,948		88,499		79,174		169,712		397,333
Bonds issued		55,504		354,965		256,681		552,046		1,219,196
Central Bank credit lines from renegotiations of loans		513		—		—		—		513
Borrowings from domestic financial institutions		73,947		—		—		—		73,947
Foreign borrowings		765,301		17,567		—		—		782,868
Other obligations		54,120		1,603		1,353		1,414		58,490
Lease contracts		8,725		13,384		6,788		8,810		37,707
Services contracts		94,534		135,119		121,372		2,107,124		2,458,149
Investments sold under agreements to repurchase		301,979		—		—		—		301,979

Total	Ch$	7,823,483	Ch$	916,251	Ch$	465,368	Ch$	2,839,106	Ch$	12,044,208

(1)	Excludes demand accounts and savings accounts.

As of December 31, 2007, the scheduled maturities of other commercial commitments, including accrued interest, were as follows:

	Due within 1 year		Due after 1 year but within 3 years		Due after 3 years but within 5 years		Due after 5 years		Total
	(in millions of constant Ch$ as of December 31, 2007)
Commercial Commitments
Letters of Credit	Ch$	217,642		—		—		—	Ch$	217,642
Guarantees		610,277	Ch$	405,002	Ch$	32,828	Ch$	1,957		1,050,064

Total other commercial commitments	Ch$	827,919	Ch$	405,002	Ch$	32,828	Ch$	1,957	Ch$	1,267,706

Item 6.	Directors, Senior Management and Employees

DIRECTORS AND SENIOR MANAGEMENT

Directors

Our administration is conducted by our board of directors, which, in accordance with our estatutos, or bylaws, consists of eleven directors and two alternate directors. The entire board of directors is elected every three years. Our current board of directors was elected in March 2008 and their term expires in March 2011. Our alternate directors were appointed in March 2008. The current chairman of the board, Pablo Granifo, was elected in March 2008.

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

Our current directors are as follows:

Director	Position	Age
Pablo Granifo L.	Chairman	49
Andronico Luksic C.	Vice chairman	54
Jorge Awad M.	Director	62
Jacob Ergas E.	Director	73
Fernando Quiroz R	Director	52
Guillermo Luksic C.	Director	52
Raul Anaya E	Director	53
Gonzalo Menendez D.	Director	59
Juan Andres Fontaine T.	Director	54
Francisco Perez M.	Director	49
Jaime Estevez V.	Director	61
Rodrigo Manubens M.	Alternate director	49
Thomas Fürst F.	Alternate director	77

Pablo Granifo L. was elected as the chairman of our board of directors in 2007. He was our chief executive officer from 2001 to 2007. He was the chief executive officer of Banco de A. Edwards from 2000 to 2001, a commercial manager at Banco Santiago from 1995 to 1999 and a corporate manager at Banco Santiago from 1999 to 2000. Mr. Granifo is chairman of the board of directors of Banchile Asesoria Financiera S.A., Socofin S.A., Banchile Securitizadora S.A., Banchile Factoring S.A., Banchile Administradora General de Fondos S.A. and chairman of the executive committee of Banchile Corredores de Seguros Limitada. He is also director of Banchile Trade Services Limited. He holds a degree in business from the Pontificia Universidad Catolica de Chile.

Andrónico Luksic C. was reelected as a Director and Vice Chairman of our board of directors in 2008, a position he has held consecutively since 2002. Mr. Luksic is Vice Chairman of Quiñenco S.A. and a member of the board of directors at Compañia Cervecerias Unidas S.A., Manufacturas de Cobre Madeco S.A., Industria Nacional de Alimentos S.A., Sociedad de Fomento Fabril (SOFOFA) and Bolsa de Comercio de Santiago. He also serves on the International Business Leaders’ Advisory Council of Mayor Han Zheng of the Municipal Government of Shanghai, the Chairman’s Advisory Council at the Council of the Americas, the Advisory Board to the Panama Canal Authority, the Asia-Pacific Economic Cooperation Business Advisory Council and is a Triennium Participant of the Trilateral Commission. He is a member of the Board of Trustees at Babson College, the Advisory Committee to the David Rockefeller Center for Latin American Studies at Harvard University, as well as the Global Advisory Board of Harvard Business School. He was Chairman of the board of directors of Banco O’Higgins and subsequently Chairman of the board of directors of Banco Santiago until May 1999. Mr. Luksic was Director and Chairman of the board of directors of Banco de A. Edwards from September 1999 to December 2001. Mr. Andrónico and Mr. Guillermo Luksic are brothers.

Jorge Awad M. has been a member of our board of directors since 1996. From 1989 to 1996, he was a member of the board of directors of Banco de Santiago. Mr. Awad has been the chairman of the board of directors of Lan Airlines S.A. since 1994 and is a member of the board of directors of several other companies, including Envases del Pacifico S.A., Universidad de Talca, and Icare. Previously, Mr. Awad was a director of Codelco Chile, Television Nacional de Chile, Laboratorio Chile S.A and other companies. He is also a professor of business entrepreneurship at the Universidad de Chile, from which he holds a degree in commercial engineering.

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

Fernando Quiroz R. is chief executive officer of Markets & Banking Latin America, Chairman of Acciones y Valores Banamex (Accival), Deputy President of Banamex and Head of Specialized Banking in Banamex. He is member of Citi’s Management Committee and of Citi’s Corporate and Investment Bank Planning Group. Prior to his current position, Mr. Quiroz was the head of Strategy and Corporate Development of Banamex and Citi Latin America. He began his career at Banamex in 1979, holding various positions in the Consumer, International and Investment Banking Divisions, and Strategic Planning. Mr. Quiroz is a member of the board of directors of Banchile Asesorias Financieras S.A., Banchile Factoring S.A. and Banchile Corredora de Bolsa S.A. He also served as chief economist of Banamex.

Guillermo Luksic C. has been a member of our board of directors since 2001 and was previously the Vice Chairman of our board of directors from March 2001 to March 2002. Mr. Luksic is Chairman of the board of directors of Quiñenco S.A., Compañia Cervecerias Unidas S.A., Viña San Pedro S.A., CNT Telefonica del Sur S.A. and Madeco S.A. Since 2005, he also serves as a member of the board of directors of Antofagasta plc. Mr. Luksic is an active member of the Center of Public Studies and a member of the board of directors of Universidad Finis Terrae. Mr. Luksic is a brother of Mr. Andronico Luksic.

Raúl Anaya E. is the Chief Executive Officer of Latin America, Citigroup Global Consumer Group. He is responsible for Consumer Operations – Retail Banking, Cards and Consumer Finance. Mr. Anaya was named to this position in December 2005. He previously served as Retail Head for Latin America since February 2005. Earlier, Mr. Anaya was Executive Director in Charge of Consumer Assets at Banamex in Mexico, responsible for Mortgages, Personal Loans and Auto Financing from August 2003 to January 2005. Prior to this position, Mr. Anaya was the Divisional Director in Charge of the Center Metropolitan Retail Banking Division in Banamex. From May 1999 to January 2002, Mr. Anaya was Chairman and CEO of Banco Bansud S.A. (formerly a wholly owned subsidiary of Banamex) in Argentina. Mr. Anaya joined Citibank at the Banamex New York Agency in October 1987 and subsequently became General Manager of Banamex Los Angeles Agency, Executive VP of the Corporate and International Banking Division at California Commerce Bank, General Manager of Banamex Houston Agency and General Manager of Banamex New York Agency with responsibility for the U.S. and Canada offices. Mr. Anaya was a member of the Board of Directors of California Commerce Bank from 1996 to 2001.

Gonzalo Menendez D. has been a member of our board of directors since 2001. He is also the chairman of the board of directors of Inversiones Vita S.A. and, Banchile Corredores de Bolsa S.A. and a member of the boards of directors of several other companies, including Banchile Asesorias Financiera S.A., Banchile Seguros de Vida S.A., Compañia Nacional de Telefonos, Telefonica del Sur S.A., Minera El Tesoro, Compañia de Telefonos de Coyhaique S.A., Quiñenco S.A., Antofagasta plc., Minera Michilla S.A., Mining Group Antofagasta Minerals S.A., Antofagasta Railway, Minera Los Pelambres, Aguas de Antofagasta S.A. and Minera Esperanza. He is also Vice Chairman of Fundacion Andronico Luksic A. and Fundación Pascual Baburizza. Previously, Mr. Menendez served as chief executive officer of Antofagasta Railway, Banco O’Higgins and Empresas Lucchetti. Since 1990, he has been a director and is now the chairman of the board of directors of the Latin American Export Bank. Mr. Menendez was a member of the board of directors and the executive committee of Banco Santiago and a member of the board of directors of Banco de A. Edwards. Mr. Menendez was a professor of finance and Chilean economic and business policy at the Universidad de Chile. He holds a degree in business administration and accounting from the Universidad de Chile.

Juan Andrés Fontaine holds degrees in Economics from Pontificia Universidad Católica de Chile and University of Chicago (MA). He has been Research Director at the Central Bank of Chile, a professor at some of the major universities of Chile, a visiting professor at UCLA, an author of several publications and an international consultant. Currently, he is partner and chief executive of Fontaine & Paúl Consultores, a firm that specializes in economic and financial consultancy in Chile and abroad. He is a board member of Quiñenco S.A., Mall Plaza Group, Socovesa S.A, Bolsa Electrónica de Chile and Transelec, and a professor at Pontificia Universidad Católica de Chile.

Francisco Perez M. has been a member of our board of directors since 2001. Since 1998, Mr. Perez has been the chief executive officer of Quiñenco S.A. He was formerly the chief executive officer of Compañia Cervecerias Unidas S.A., of which he is still a director. He is also a member of the board of directors of Banchile Corredores de Bolsa S.A. Prior to 1991, Mr. Perez was chief executive officer of Citicorp-Chile and also was Vice President of Bankers Trust in Chile. Mr. Perez holds a degree in business administration from the Pontificia Universidad Catolica de Chile and a master’s degree in business administration from the University of Chicago.

Jaime Estevez V. has been a member of our board of directors since 2007. Presently, he is also a member of the board of directors of Endesa Chile. Previously, Mr. Estevez served as the Chairman of BancoEstado, a state bank. Additionally, he has served as a Director on the boards of AFP Provida and AFP Proteccion, two Chilean private funds. Mr. Estevez served as Minister of Public Works and Minister of Transport and Telecommunications and was a Congressman and President of the Lower Chamber of Congress. Mr. Estevez holds a degree in economics from the Universidad de Chile.

Rodrigo Manubens M. has been a member of our board of directors since 2001. Mr. Manubens was a member of the board of directors of Banco de A. Edwards from 1999 until 2001. From 1985 to 1999, Mr. Manubens was a member of the board of directors of Banco O’Higgins and continued in that role when it merged into Banco Santiago. From 1995 to 1999 he was Chairman of Banco Tornquist in Argentina and a member of the board of directors of Banco Sur in Peru and Banco Asuncion in Paraguay. Mr. Manubens also served as a director and Chairman of Endesa Chile S.A. He is a member of the board of directors of Banchile Compañia de Seguros de Vida S.A., a member of the board of directors of the retail consortium Unimarc-Deca-Monserrat, a member of the executive committee of Banchile Corredores de Seguros Limitada and the Director of the Center for International Management at the Adolfo Ibañez Graduate School of Business. Mr. Manubens holds a degree in business from Universidad Adolfo Ibañez and a Master’s of Science from the London School of Economics and Political Science.

Thomas G. Fürst has been a member of our board of directors since 2004. He is also member of the board of directors of Banchile Administradora General de Fondos S.A. Previously, Mr. Fürst was vice chairman of the board of directors at Compañia Cervecerias Unidas S.A. and a member of the board of directors of several other companies, including Embotelladoras Chilenas

Unidas S.A., Viña Dassault-San Pedro S.A, Southern Breweries Establishment, CCU Argentina S.A. and Compañia Industrial Cerveceria S.A. (CICSA). Mr. Fürst was a founder and member of the board of directors of Parque Arauco and he is partner and member of the board of directors of Grupo Plaza. Presently, he is a member of the board of directors of Plaza Vespucio S.A., Plaza Oeste S.A., Plaza del Trebol S.A. (Concepcion), Plaza La Serena S.A. (La Serena), Plaza Tobalaba, Plaza Los Angeles (Los Angeles), Plaza Antofagasta (Antofagasta) and Banchile Administradora General de Fondos S.A. Mr. Fürst studied civil construction at Pontificia Universidad Catolica de Chile.

Senior Management

Our current executive officers are as follows

Executive Officers	Position	Age
Fernando Cañas B.	Chief executive officer	58
Pedro Samhan. E.	Chief financial officer	57
Nelson Rojas P.	General legal counsel	54
Fernando Concha U.	Manager — Corporate and investment division	49
Julio Guzman H.	Manager — Corporate banking division	54
Mauricio Baeza L.	Manager — Company and market risk division	45
Alejandro Herrera A.	Manager — Individual banking and companies division	51
Marcelo Caracci L.	Manager — Operations and technology division	58
Jennie E. Coleman A.	Manager — Human resources division	54
Arturo Tagle Q.	Manager — Strategic development division	49
Gonzalo Rios D.	Manager — Marketing division	39
Pedro Bolados M.	Manager — Risk control division	50
Eduardo Ebensperger O.	Manager — Wholesale, large corporations and real estate division	43
Juan Cooper A.	Manager — Consumer division	47
Felipe Echaiz B.	Manager — Global compliance division	40
Alfred Exss L.	Manager — Products and services	48
Andres Bucher. C.	Manager — Investment banking division	44
Juan C. Cavallini	Manager — Investment banking division	48
Mario Farren R.	Manager — Treasury division	47
Julio Ramirez G.	Manager — Individual credit risk division	41
Oscar Mehech C.	Manager — Regulatory policies division	43

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

Pedro Samhan E . was appointed our chief financial officer on January 1, 2008. Prior to his appointment, Mr. Samhan has been the chief financial officer of Citigroup Chile for several years. He was a board member of Cruz Blanca Seguros de Vida (1994 – 1997), AFP Habitat (1996 – 2006) and Compañía Minera Las Luces (1994 – 1996). Mr. Samhan was chief financial officer of Citicorp for Caribbean and Central America (1990 – 1993) and Investment Banking Head of Citicorp Chile (1988 – 1990). Mr. Samham holds a degree in Civil Industrial Engineering from the Universidad de Chile.

Nelson Rojas P. has been our General Counsel and the secretary of our board of directors since 2004. In 2002, he joined us as Deputy General Counsel. Mr. Rojas joined Banco de A. Edwards in 1987 and was the general legal counsel and secretary of the board of directors of Banco de A. Edwards from 1997 until 2002. He is also vice president of the legal affairs committee of the Chilean Bank Association. Mr. Rojas holds a degree in law from the Universidad de Chile.

Fernando Concha U. was appointed as Corporate and Investment Bank Head of Banco de Chile on January 2008. Mr. Concha was the Citigroup Country Officer for Chile since April 2006 after working in Banamex-Citigroup, Mexico City for over eight years in different capacities. His last position was as Mexico Regional Treasurer. Throughout his professional career, Mr. Concha has occupied positions of leadership, serving as Country Treasurer and Capital Market Head with Citibank in Mexico and Divisional Treasurer with Citibank Latin America North Division in Miami. Prior to his international assignment, Mr. Concha was the Investment Bank Head with Citibank Chile. From 1986 to 1992, he worked as a Senior Investment Officer for AFP Provida. He was also appointed Board Member of the Mexican Derivaties Market, Mex-Der, and President of the Brokerage House, Citibank Mexico. He is also currently Vice President of Amcham and Bolsa Electrónica de Chile, Bolsa de Valores. Mr. Concha is also a member of the board of directors of Banchile Factoring, S.A. and Banchile Securitizadora, S.A. Mr. Concha has a degree in Business Administration from the Universidad Católica de Chile in Santiago and has received training in different Executives Programs in the U.S., Europe and Latin America.

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

Mauricio Baeza L. has been the manager of the credit risk division since December 2005. Mr. Baeza joined us in 1997 and was manager of the risk division during 2001 in Banco de A. Edwards. He was Risk manager at Banco Santiago from 1993 to 1997 and a member of the board of directors of Santiago Administradora de Fondos de Inversion. Mr. Baeza is also a member of the investment committee of Banchile Fondo Inmobiliario. Mr. Baeza holds a degree in civil engineering from the Pontificia Universidad Catolica de Chile.

Alejandro Herrera A. has been the manager of the individual banking and branches division since 2002. Since 2006, he has also been the manager of medium market banking. He served as the manager of the individual banking and branches division at Banco de A. Edwards from 2000 to 2001 and at Banco Sudamericano from 1996 to 1999, in addition to serving as the chief executive officer of Administradora de Fondos Mutuos Santiago S.A. from 1994 to 1995 and as branch manager at Banco Santiago for the Santiago region. Mr. Herrera is a member of the board of directors of Banchile Administradora General de Fondos S.A. and Socofin S.A. and a member of the executive committee of Banchile Corredores de Seguros Limitada. He holds a degree in business from the Pontificia Universidad Catolica de Valparaiso.

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

Juan Cooper A. has been the manager of the consumer division since 2003. He was the chief executive officer of Altavida Santander Compañia de Seguros de Vida S.A. from 2001 to 2002 and the manager of the Santiago Express division of Banco Santiago from 1993 to 2000. He is also currently a member of the board of directors of Socofin S.A., and a member of the executive committee of Banchile Corredores Seguros Limitada. Mr. Cooper has a degree in business from the Universidad de Chile and a master’s degree in business administration from the Pontificia Universidad Católica de Chile.

Felipe Echaiz B. has been the Global Compliance Division Manager since January 2008. He joined us this year as a result of the merger with Citibank Chile. Mr. Echaiz worked at Citibank for six years and was Citigroup’s Country Compliance Officer from 2006 to 2007. In 2003, he was the deputy to the Anti-Money Laundering and Organized Crime Unit Director (Public Prosecutor’s Office). Mr. Echaiz holds a degree in Law from the Pontificia Universidad Católica de Chile, and a master’s degree in Finance and Economics from the Universidad de Chile.

Alfred Exss L. has been the head of the Products and Services Division (which includes Cash Management, Trade, Factoring, Leasing and Custody) since January 2008. Mr. Exss worked for Citibank Chile for 23 years in several positions, including Managing Director reporting to the CEO, Senior Credit Officer, Global Transaction Services Head and Corporate Bank Head. Mr. Exss holds a business degree from the Universidad Católica de Chile.

Andres Bucher C. has over 19 years of experience in investment banking. He was a Managing Director for Citibank Chile and now is the Co-Head of Investment Banking & Capital Markets for Banco de Chile. Mr. Bucher has led and participated directly in a significant number of M&A and capital markets transactions with a number of local and international clients in a wide range of industries. Mr. Bucher holds an Industrial Engineering degree from the Universidad Católica de Chile and a Master in Business Administration degree from the Wharton School, University of Pennsylvania.

Juan Carlos Cavallini has over 20 years of experience in investment banking, capital markets and corporate banking. He was a Managing Director and Head of the Corporate Bank for Citibank Chile and currently is the Co-Head of Investment Banking & Capital Markets for Banco de Chile. Mr. Cavallini joined Citibank in 1986. From 1993 to 1996, he was based in New York in Citi’s International Corporate Finance Division. Mr. Cavallini also was Co-Head of the Investment Bank and Capital Markets Division in Citi and was appointed a Senior Securities Officer in 2003 and a Senior Credit Officer in 2005. Mr. Cavallini holds an Industrial Engineering degree from the Universidad Católica de Chile.

Mario Farren R. has been the manager of the Treasury Division since January 2008. Prior to serving in this position, Mr. Farren was the Country Treasurer, Sales and Trading Head for Citibank Chile. In addition, Mr. Farren has held other positions within Citigroup, Inc. such as Country Treasurer Head in Colombia and Uruguay, Commerce Head, Lat Am Sales and Trading in New York, and Sales and Derivatives Head in Chile. He joined Citibank Chile in 1991. Mr. Farren is a member of the board of directors of Banchile Securitizadora, S.A. He holds a business degree from Universidad de Chile and a Master of Business Administration degree from the University of Chicago.

Julio Ramírez G. was appointed head of our Individual Credit Risk Division in January 2008. Mr. Ramírez joined us in 2002 as a result of the merger with Banco de A. Edwards, where he had been since 1990. From 2002 to 2007, Mr. Ramírez was manager of the Individual Credit Risk Area, which was part of the Credit Risk Division. Mr. Ramírez is a member of the board of directors of Socofin S.A. He holds a degree in Business from the Universidad de Chile.

Oscar Mehech C. was appointed head of our Regulatory Policies Division in January 2008, after being our Global Compliance head until December 2007. Mr. Mehech joined us in 2002 as a result of the merger with Banco de A. Edwards and since 2004 held the position of Deputy General Counsel of the Bank and secretary of the board of Banchile Asesoria Financiera S.A. Previously, he was the deputy General Counsel of Banco de A. Edwards, which he joined in 1991. Mr. Mehech holds a law degree from Universidad de Chile.

COMPENSATION

The table below presents the amount of compensation, as established by our shareholders, to the members of our board of directors for the year ended December 31, 2007. These amounts include remuneration for services, fees for attendance at board meetings, committee meetings and subsidiary board meetings and consulting and travel expenses.

Name of Director	Remuneration		Fees for attendance at board meetings		Fees for attendance at committee meetings and subsidiary board meetings		Consulting		Total
	(in millions of constant Ch$ as of December 31, 2007)
Pablo Granifo Lavín	Ch$	294	Ch$	33	Ch$	197	Ch$	—	Ch$	524
Andrónico Luksic Craig		136		12		—		—		148
Jorge Awad Mehech		45		22		73		—		140
Hernán Büchi Buc		34		15		31		—		80
Jacob Ergas Ergas		45		16		60		—		121
Jaime Estévez Valencia		34		17		49		—		100
Guillermo Luksic Craig		45		7		—		—		52
Rodrigo Manubens Moltedo		45		22		103		45		215
Gonzalo Menéndez Duque		45		23		123		—		191
Francisco Pérez Mackenna		45		21		61		—		127
Fernando Cañas Berkowitz		33		9		95		—		137
Thomas Fürst Freiwirth		45		21		63		—		129
Jorge Ergas Heymann		45		16		39		—		100
Jorge Díaz Vial		66		10		22		1		99
Máximo Pacheco Matte		11		3		—		—		14
Segismundo Schulin-Zeuthen Serrano		11		5		11		12		39
Other subsidiary directors		—		—		84		—		84

Total	Ch$	979	Ch$	252	Ch$	1,011	Ch$	58	Ch$	2,300

Consistent with Chilean law, we do not disclose to our shareholders, or otherwise make public, information regarding the compensation of our senior management. For the year ended December 31, 2007, the aggregate amount of compensation paid to our senior management, including the senior management of our subsidiaries, was Ch$4.826 million. Pursuant to the Chilean Corporations Law, our directors/audit committee must approve compensation plans, but we are not required to have a compensation committee. For the year ended December 31, 2007, no amounts were set aside or accrued by us to provide pension, retirement or similar benefits for our directors and officers.

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

Chilean law contains additional provisions restricting transactions with affiliates not involving directors or executive officers. The Chilean Corporations Law requires that our transactions with related parties be on market terms. We are required to compare the terms of any such transaction to those prevailing in the market at the date the transaction is to be entered into. Directors of companies that violate this provision are liable for losses resulting from such violation. As disclosed in Note 16 to our audited consolidated financial statements, we incurred an aggregate of Ch$17,991 million in expenses and Ch$125 million in income from transactions other than loans with related parties in 2007.

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

We held an aggregate of Ch$213,307 million in loans to, including Ch$56,712 million in collateral pledged by, related parties as of December 31, 2007. See Note 16 to our audited consolidated financial statements for details concerning these transactions.

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

Our directors/audit committee is composed of three members appointed by the board of directors. The directors/audit committee is currently composed of the following individuals:

•	Jorge Awad M. (chair and financial expert);

•	Jaime Estevez V.; and

•	Fernando Quiroz R.

Mr. Awad was appointed as a member of the directors/audit committee by the board of directors at the board meeting held on March 24, 2005. Mr. Estevez was appointed to the directors/audit committee at the meeting of the board of directors held on April 12, 2007. Mr. Quiroz was appointed to the directors/audit committee at the meeting of the board of directors held on January 24, 2008.

Messrs. Awad and Estevez satisfy the independence requirements of both Chilean law and Rule 10A-3 under the Exchange Act and are full voting members of our directors/audit committee.

Mr. Fernando Quiroz R. is exempt from the independence requirements of Rule 10A-3 pursuant to the exemption under Rule 10A-3(b)(1)(iv)(D). Pursuant to that exemption, Mr. Quiroz is a non-voting member of our directors/audit committee with respect to all matters required to be addressed by our audit committee under U.S. federal securities laws.

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

This committee meets on a monthly basis and is comprised of two directors, in addition to our chief executive officer, the manager of our company and market risk division and the manager of our individual risk division.

Credit Committee of Directors

The credit committee of directors provides the highest level of approval of credit proposals presented by our credit risk segment and commercial officers. The committee evaluates proposals with respect to loans that would expose us to credit risks in excess of UF 250,000. It also evaluates proposals based upon certain qualitative aspects, irrespective of approval amounts, such as the approval of customers whose eventual collections might adversely affect our corporate image or the approval of transactions with related parties. The committee meets on a weekly basis and is comprised of the entire board of directors.

Finance, International and Financial Risk Committee

The finance, international and financial risk committee provides a forum for members to discuss and analyze the implementation of financial management policies. The committee meets monthly and is comprised of five directors, our chief executive officer, the corporate and investment banking division manager, the treasury manager, the corporate and market risk manager and the chief financial officer. Committee members conduct analyses and make presentations to the committee regarding certain matters, including:

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

Financial Control and Operating Agreements Committee

The objective of the financial control committee is to review the financial impact of the connectivity agreement between Banco de Chile and Citigroup and any related financial matters arising from that arrangement. The committee meets monthly and is comprised of four directors, our chief executive officer, the strategic development division head and the chief financial officer.

Asset Laundering Prevention Committee

The Asset Laundering and Financing of Terrorism Prevention Committee was set up in April 2006 with the purpose of defining the policies and procedures that would comprise the Asset Laundering and Financing of Terrorism Prevention System, as well as evaluating compliance and deciding on all matters related to these subjects.

This Committee includes the Chairman of the Board, the Chief Executive Officer, the Legal Counsel, the Operations and Technology Division manager and one director. The Risk Control Division manager and the Global Compliance Division manager also serve as members of the Committee with full voting rights.

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

Disclosure Committee

In May 2003, we established the Disclosure Committee in order to formalize the processes that are necessary to ensure that the information we provide to the market is detailed, accurate and complete. The members of the Disclosure Committee include the Chief Financial Officer, the Manager of the Risk Control Division, the Investor Relations Manager, the Advisory and US GAAP Reporting Head, the Deputy General Counsel, the Manager of the Research Area and, when necessary, persons from our other divisions. The members of the Disclosure Committee are involved in the preparation and revision of all financial information published by the Bank.

Ethics Committee

The Ethics Committee was formed in 2005 to define and promote standards of professional and personal excellence among our staff consistent with the Bank’s philosophy and values in order to enhance the bonds of trust between the our staff and its customers.

To meet these objectives and promote a culture of ethical behavior, the Committee arranges activities regarding regulation, training and communications. The Committee sets policies on ethics and ensures their compliance, develops training plans related to ethics in our business, and reinforces positive behavior among our staff. The Committee also acts and the forum for resolving the various situations where there is a conflict between certain types of conduct and the values promoted by the Bank. This Committee is chaired by the Manager of the Human Resources Division and includes the General Counsel, the Manager of the Individual Banking and Companies Division, the Manager of the Operations and Technology Division, the Manager of the Risk Control Division and the Manager of the Wholesale, Large Corporations and Real Estate Division.

Global Transaction Services Committee

The Global Transaction Services Committee was set up with the purpose of monitoring the performance of the Products and Services Division from a global perspective, as well as local cash management, international trade and custody products. This committee meets on a monthly basis and its membership includes the Chairman of the Board, the Chief Executive Officer, the manager of Wholesale Large Corporations and Real Estate Division, the Corporate Banking Division manager, the Products and Services Manager, the manager of the Strategic Development division and two directors.

International Personal Banking and Private Banking Committee

The main goal of the International Personal Banking and Private Banking Committee is to oversee the implementation of the Global Connectivity and Cooperation Agreements in connection with financial agency services directed to our high income costumers who are natural persons. This committee meets on a monthly basis and is composed of the Chairman of the Board, the Chief Executive Officer, the manager of the Strategic Development Division, the Individual Banking and Companies Division manager and two directors.

Leasing Committee

The Leasing Committee is tasked with the assessment and control of our leasing products. The Leasing Committee focuses on many sources of information, including statements of income and the portfolio mark. This committee meets on a monthly basis and is composed of the Chairman of the Board, the Chief Executive Officer, the Manager of the Corporate Banking Division and the Manager of the Wholesale, Large Corporations and Real Estate Division.

Investment Banking Committee

The objective of the Investment Banking Committeee is to review the businesses that are being performed in that sector and to monitor the pipeline of potential businesses. This committee meets on a monthly basis and is composed of the Chairman of the Board, the Chief Executive Officer, the Manager of the Corporate and Investment Banking Division, the co-managers of the Investment Banking Division, two directors and the Chief of the Strategic Development department.

Insurance Brokers Committee

The Insurance Brokers Committee was set up for the purpose of reporting the financial outcomes of the Bank with respect to sales indicators of insurance traded by the Bank. This committee also seeks to implement programs designed to fortify our insurance banking business (including with respect to insurance related to credit transactions). The Insurance Brokers Committee meets on a monthly basis and is composed of the Chairman of the Board, the Chief Executive Officer, the Manager of the Individual Banking and Companies Division, the Manager of the Consumer Division and one director.

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

Executive Sessions. Non-management directors must meet regularly in executive sessions without management. Independent directors should meet alone in an executive session at least once a year. §303A.03	There is no similar requirement under our bylaws or under applicable Chilean law.

Audit committee. Audit committee satisfying the independence and other requirements of Rule 10A-3	We are in compliance with Rule 10A-3. The members of our audit committee are not required to satisfy

NYSE Standards	Our Corporate Governance Practice
under the Exchange Act, and the more stringent requirements under the NYSE standards is required. §§303A.06, 303A.07 the NYSE independence and other audit committee standards that are not prescribed by Rule 10A-3.

For a description of the duties of our audit committee under applicable Chilean law, see “—Directors/Audit Committee Duties.”

Nominating/corporate governance committee. Nominating/corporate governance committee of independent directors is required. The committee must have a charter specifying the purpose, duties and evaluation procedures of the committee. “Controlled companies,” which would include our company if it were a U.S. issuer, are exempt from these requirements. §303A.04	We are not required to have, and do not have, a nominating/corporate governance committee.

Compensation committee. Compensation committee of independent directors is required, which must approve executive officer compensation. The committee must have a charter specifying the purpose, duties and evaluation procedures of the committee. “Controlled companies,” which would include our company if it were a U.S. issuer, are exempt from this requirement. §303A.05	We are not required to have a compensation committee. Pursuant to the Chilean Corporations Law, our directors/audit committee must approve compensation plans.

Equity compensation plans. Equity compensation plans require shareholder approval, subject to limited exemptions.	Equity compensation plans require shareholder approval, subject to limited exemptions.

Code of Ethics. Corporate governance guidelines and a code of business conduct and ethics is required, with disclosure of any waiver for directors or executive officers. §303A.10	We have adopted a code of ethics applicable to all of our directors and executive officers, a revised version of which is filed as an exhibit to this Form 20-F. We are required by Item 16B of Form 20-F to disclose any waivers granted to our chief executive officer, chief financial officer, principal accounting officer and persons performing similar functions. Our code of ethics sets forth the principles and values that govern personnel conduct as well as other issues such as; conflicts of interests, usage of the privileged information, internal controls for fraud prevention and labor responsibility.

EMPLOYEES

The following table shows the breakdown of our full-time, permanent employees at the dates indicated:

	As of December 31,
	2005	2006	2007
Banco de Chile	6,745	7,232	8,641
Overseas branches and representative offices	84	125	95
Subsidiaries	3,328	3,862	3,231

Total	10,157	11,219	11,967

As of December 31, 2007, we had 11,967 employees (on a consolidated basis) of which approximately 4,042, or 33.8%, were unionized. All management positions are held by non-unionized employees. As of May 17, 2008, we were a party to five collective bargaining agreements covering our unionized employees. Four of the collective bargaining agreements were signed in May 2008 and will expire in April 2012. The other collective bargaining agreement was assumed as part of the merger with Citibank Chile and it has been in effect since September 2007 and is set to expire in September 2009. We have not experienced a strike in the last 10 years and consider relations with our employees to be satisfactory. Two of our subsidiaries, Socofin S.A. and Promarket, S.A., are in the process of negotiating collective bargaining agreements.

We have a comprehensive personnel training and development program that includes internal courses on operational, technical and commercial matters as well as participation in external seminars. In 2007, the total cost of training programs was approximately 0.7 % of total personnel salaries and expense. We do not maintain any pension or retirement programs for the vast majority of our employees. We do, however, pay certain long-serving key employees a severance payment upon retirement. Although we have, in the past, provided productivity bonuses to individual employees on a discretionary basis, we do not maintain a formal profit-sharing plan.

SHARE OWNERSHIP

Mr. Andronico Luksic and Mr. Guillermo Luksic, members of our board of directors since March 2002 and March 2001, respectively, together with members of their family, control Quiñenco S.A. As of June 18, 2008, Quiñenco S.A. owns 32.11% of our outstanding shares (directly and indirectly through LQ Inversiones Financieras S.A.). Additionally, Quiñenco S.A. holds 61.68% of the voting rights in Banco de Chile (directly and indirectly through shares of SM-Chile S.A. that are owned by LQ Inversiones Financieras S.A. and Inversiones LQ-SM S.A.).

In connection with the framework agreement executed between Citigroup, Inc. and Quiñenco S.A. in July 2007 and following the merger of Citibank Chile into Banco de Chile, Citigroup became a shareholder of LQ Inversiones Financieras S.A. (“LQIF”), the parent corporation of SM-Chile S.A. As of May 23, 2008, Citigroup is the owner of 32.96% of LQIF and Quiñenco directly and indirectly owns 66.98% of LQIF. As part of this agreement, Citigroup may increase its ownership participation in LQIF to 50% within 28 months of January 1, 2008. Regardless of any increase in participation by Citi, however, the agreement provides that Quiñenco will remain in control of LQIF and the corporations that are directly or indirectly controlled by LQIF. Accordingly, Quiñenco will maintain the power to elect the majority of the directors of LQIF, SM-Chile and Banco de Chile.

Mr. Jacob Ergas, a member of our board of directors since January 1, 2002, controls Ever I Bae S.A., Ever Chile S.A. and Inversiones Aspen Limitada. As of June 18, 2008, these holding companies own 2.14%, 2.14% and 1.48% of our outstanding shares, respectively. Mr. Ergas holds 5.75% of the voting rights in Banco de Chile through these holding companies.

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

Item 7.	Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

The following table sets forth certain information regarding the ownership of outstanding shares as of June 18, 2008 for the following:

•	each person or entity who is known by us to own beneficially more than 5% of our outstanding share capital or voting power; and

•	our directors and members of our executive management group, as a group.

Name	Amount Owned	Percentage(1)
LQ Inversiones Financieras S.A. and SM Chile S.A.(2)	66,701,015,515	82.36%
Jacob Ergas(3)	4,651,734,913	5.75%
Directors and executive officers as a group (28 persons)	16,591,448	0.02%

(1)	Percentages are based on 80,879,895,984 common shares outstanding as of June 18, 2008. This number includes 72,436,034,844 ordinary shares and 8,443,861,140 ordinary shares of the series “Banco de Chile-S,” which resulted from the merger of Citibank Chile with and into the Bank

(2)	LQ Inversiones Financieras S.A. (“LQIF”) holds these shares directly and indirectly through SM-Chile S.A. In connection with the framework agreement executed between Citigroup, Inc. and Quiñenco S.A. in July 2007 and following the merger of Citibank Chile into Banco de Chile, Citigroup became a shareholder of LQIF. As of May 23, 2008, Citigroup is the owner of 32.96% of LQIF and Quiñenco directly and indirectly owns 66.98% of LQIF. Regardless of any increase in participation by Citi, however, the agreement provides that Quiñenco will remain in control of LQIF and the corporations that are directly or indirectly controlled by LQIF. Accordingly, Quiñenco will maintain the power to elect the majority of the directors of LQIF, SM-Chile and Banco de Chile. As of December 31, 2007, members of the Luksic family or their affiliates beneficially owned 82.9% of the common shares of Quiñenco S.A. Mr. Andronico Luksic and Mr. Guillermo Luksic are members of our board of directors.

(3)	Mr. Jacob Ergas, a member of our board of directors, holds his shares through Ever I Bae S.A., Ever Chile S.A. and Inversiones Aspen Ltda., which are holding companies under his control.

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

On July 19, 2007, Quiñenco S.A., Citigroup Inc. and Citibank Overseas Investment Corporation entered into a Master Joint Venture Agreement (the “Framework Agreement”) that set forth the parameters of a partnership between Quiñenco and Citigroup, including the eventual merger of Citibank Chile into Banco de Chile. The Framework Agreement provided that Citigroup would initially acquire a 32.96% equity interest in LQIF, the controlling shareholder of Banco de Chile, and an option of increasing its stake in LQIF to 50% through the exercise of several options. Citigroup could also increase its stake in LQIF to up to 50% if Quiñenco exercised its put options under the Framework Agreement. The acquisition by Citigroup of its initial interest in LQIF occurred, with effect on January 1, 2008, under the terms of the Framework Agreement and a corresponding Merger Agreement between Banco de Chile and Citibank Chile. For purposes of the Merger Agreement, the operations and businesses of Citibank Chile that were effectively contributed to Banco de Chile were deemed to represent 10.497% of the post-merger entity and, together with other assets and businesses contributed by Citigroup to LQIF, were the basis for issuance by LQIF to Citigroup of the 32.96% equity interest in LQIF. As consideration for the merger and as a result of the Extraordinary Shareholders’ Meeting held on December 27, 2007, we issued and conveyed to LQIF (and indirectly, the holders of Citibank Chile shares) 8,443,861,140 no-par value Banco de Chile S-Series shares.

Under the Framework Agreement, Quiñenco remains as the controlling shareholder of LQIF and therefore of Banco de Chile, while Citigroup is granted certain governance and other shareholder rights. With respect to the governance of Banco de Chile, Citigroup has the right to name two directors to the eleven-member board of directors of Banco de Chile, while Quiñenco would maintain the right to appoint a majority of our board of directors. Citigroup also has the power to appoint certain officers of Banco de Chile (including the Chief Financial Officer) and at least one representative on each of our directors’ committees. Under this agreement, Citigroup was also granted certain veto rights over fundamental strategic decisions, such as the delisting of Banco de Chile’s shares from the New York Stock Exchange or the Chilean stock exchanges, entry into new lines of business or large acquisitions, approval of related party transactions and changes to our bylaws or organizational documents. Furthermore, Citigroup agreed to purchase substantially all of the assets of the North American (i.e., Miami and New York) branches of Banco de Chile for US$130 million. In the event that Citigroup were to beneficially own 50% of LQIF (either through the exercise of its options or if Quiñenco were to exercise its put option), Citigroup would become entitled to name up to five of our 11 directors (such number to be reduced by the number of directors appointed by minority shareholders, provided that Citigroup always shall have the right to appoint at least one director), including the Vice-Chairman of our board of directors. However, even in this circumstance, Quiñenco would still be entitled to appoint a majority of our board of directors. The Framework Agreement also set forth a series of ancillary agreements proposed to be entered into by the parties to the Framework Agreement and their Affiliates.

On December 27, 2007, Quiñenco S.A., Citigroup Chile S.A. and the minority shareholders of LQIF entered into a Shareholders’ Agreement that formalized the rights of Citigroup with respect to the governance of Banco de Chile as set forth in the Framework Agreement (and as discussed in the preceding paragraph). The Shareholders Agreement became effective on January 1, 2008.

On December 27, 2007, we entered into a Global Connectivity Agreement with Citigroup Inc. The purpose of this agreement is to enable Banco de Chile and its clients to become part of Citigroup’s Global Network and to provide a framework for Banco de Chile and Citigroup to direct new business to the partnership in order to generate wealth creation for both institutions. The agreement sets forth the terms upon which Banco de Chile, Citigroup and its affiliates will develop a relationship with respect to cross-border business and services being applied to Corporate and Investment Banking, Private Banking International Personal Banking, Global Transacctions Services, and other services and products. The parties agreed on the following principles with respect to implementing the terms of the agreement: (i) the promotion of global connectivity products among Chilean customers, (ii) the setup of a technology platform, (iii) the training of bank officers, and (iv) the construction of international support networks to carry out the transactions contemplated by the agreement.

On December 27, 2007, we also entered into a License Agreement with Citigroup Inc. in which Citigroup granted us a non-exclusive paid-up and royalty-free license to use certain Citi trademarks in Chilean territory. In addition, Citigroup granted us a license to use its domain name solely in connection with marketing and promoting authorized services in Chilean territory.

On December 27, 2008, we entered into a Cooperation Agreement with Citigroup Inc. The purpose of this agreement is to provide a framework for regulating the interplay of issues created by the above mentioned Citibank Chile merger transaction agreements and to facilitate a successful relationship between Banco de Chile and Citigroup. In particular, this agreement establishes a communication mechanism between the parties to enhance the exchange of ideas and information related to the integration of our business with that of Citigroup in Chile and it also provides for certain specific areas of collaboration going forward (such as with respect to our hedging and derivatives strategies).

On December 31, 2007, we entered into an Asset Purchase Agreement with Citibank, N.A. whereby we sold substantially all of the assets and operations in our banking businesses in Miami and New York to Citibank and Citibank agreed to offer employment to substantially all of the employees and to assume substantially all of the liabilities related to such assets and operations. In consideration for this sale, we were paid an aggregate purchase price of approximately U.S.$130 million, in addition to the assumption of liabilities. Following the completion of the sale, the Miami and New York branches were placed in voluntary liquidation in January 2008. In March 2008, the banking licenses for both branches were surrendered to the appropriate banking regulator.

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

On March 12, 2008, the OCC Consent Order was terminated as a consequence of the voluntary liquidation of our New York branch. Likewise, on June 12, 2008, the Cease and Desist Order issued by the Federal Reserve Bank in Atlanta was terminated as a consequence of the voluntary liquidation of our Miami branch.

Dividends

We currently have two series of common shares, and the dividends on our shares are proposed by our board of directors and are approved by our shareholders at the annual ordinary shareholders’ meeting following the year with respect to which the dividends are proposed. Our annual ordinary shareholders’ meeting is held in the first three months of each year. Following shareholder approval, the dividends are declared and paid. Dividends are paid to shareholders of record on the fifth business day preceding the date set for payment of the dividend. The applicable record dates for the payment of dividends to holders of our ADSs are, to the extent practicable, the same. Under the Chilean Corporations Law and regulations issued thereunder, Chilean public corporations are generally required to distribute at least 30% of their earnings as dividends. Previously, a bank was permitted to distribute less than such minimum amount in any given year with approval of the holders of at least two-thirds of the bank’s outstanding stock. In 2006, however, this possibility was eliminated by law. Under the General Banking Law, a Chilean bank may only pay a single dividend per year (i.e., interim dividends are not permitted).

Our dividend policy is affected to some extent by the rights of SAOS, our affiliate, pursuant to its assumption of the Central Bank indebtedness discussed in “Item 5. Operating and Financial Review and Prospects—Overview—The 1982-1983 Economic Crisis and the Central Bank Subordinated Debt.”

We currently have two series of capital shares: Banco de Chile common shares and Banco de Chile S-series shares. We have a total of 80,879,895,984 outstanding shares with no par value, consisting of 72,436,034,844 ordinary shares and 8,443,861,140 ordinary shares of the series “Banco de Chile-S,” which resulted from the merger of Citibank Chile with and into the Bank. All of our shares are duly subscribed and paid.

In March 2007, we paid a nominal dividend of Ch$1.9796 per share. At the Ordinary Shareholders Meeting on March 27, 2008, the shareholders agreed to the distribution and payment of dividend No. 196, in the amount of Ch$3.359690 per Banco de Chile common share, with a charge to the 2007 income of Banco de Chile, and the distribution and payment of a dividend of Ch$2.626161 per share of the “Banco de Chile-S” series.

During an extraordinary shareholders meeting on December 27, 2007, our shareholders approved, among other things, (i) the merger with Citibank Chile and (ii) a capital increase in the amount of Ch$297,324,899,039, which was contributed and paid for as consideration for the acquisition of the all of the assets and liabilities of Citibank Chile. It was further agreed that the Bank would issue 8,443,861,140 registered, ordinary no-par “Banco de Chile-S” series shares, which were to be delivered to the shareholders of Citibank Chile, in the proportion of 8,443.86114 shares of Banco de Chile-S for each Citibank Chile share. For a more detailed description of this extraordinary shareholders meeting, see “Item 10. Additional Information—Memorandum and Articles of Association—Shareholders’ Meetings and Voting Rights.”

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

The following table sets forth the cash dividends declared per common share and per ADS during the periods indicated:

	As of and for the Year Ended December 31,
	2003	2004	2005	2006	2007	2007
	(in constant Ch$ as of December 31, 2007, except for percentages)					(in U.S.$)
Dividend payout ratio(1)	100.0%	100.0%	100.0%	82.9%	82.7%	82.7%
Dividend per common share(2)	0.91	2.24	2.63	2.42	2.51	0.005

(1)	Dividend payout ratio is calculated by dividing the amount of dividends paid by the earnings per share of the prior year.

(2)	Dividends per share are calculated by dividing the amount of the dividend paid by the number of shares outstanding, excluding shares repurchased through the share repurchase program described elsewhere in this document.

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

The Chilean securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States. The Santiago Stock Exchange, which is Chile’s principal exchange, had a market capitalization of approximately U.S.$213.8 billion as of December 31, 2007 and an average monthly trading volume of approximately U.S.$4,363 million for 2007. The Santiago Stock Exchange was established in 1893 and is a private company whose equity consists of 48 shares held by 45 shareholders. As of December 31, 2007, 286 series of shares were listed on the Santiago Stock Exchange.

The Santiago Stock Exchange accounts for approximately 85.9% of all amounts traded in Chile. The ten largest companies in terms of market capitalization represented, as of December 31, 2007, approximately 47.6% of the Santiago Stock Exchange’s aggregate market capitalization and during 2007 accounted for approximately 35.9% of its total volume. During 2007, 22.7% of the companies listed on the Santiago Stock Exchange had their shares traded on an average of 70% or more of the exchange’s trading days. Approximately 13.7% of equity trading in Chile is conducted on the Chilean Electronic Stock Exchange, an electronic trading market that was created by banks and non-member brokerage houses. The remaining 0.4% of equity is traded on the Valparaiso Stock Exchange.

ADSs, each representing 600 shares of common stock, without nominal (par) value, have been listed on the NYSE since January 2, 2002 under the symbol “BCH.” JPMorgan Chase Bank is our depositary for purposes of issuing the ADRs evidencing our ADSs. As of December 31, 2007, a maximum of 1,217,306 ADSs were outstanding (equivalent to 730,383,783 shares of common stock or 1.01% of the total number of issued shares of common stock). Since certain of our ADSs are held by brokers or other nominees, the number of direct record holders in the United States may not be fully indicative of the number of direct beneficial owners in the United States or of where the direct beneficial owners of such shares are resident.

We listed our shares on Latibex, and trading of our shares started on that exchange on October 8, 2002 under the code XBCH, grouped in trading units of 600 shares. In addition, since December 20, 2002, our shares are listed on the LSE.

The table below shows, for the periods indicated, the annual, quarterly and monthly high and low closing prices (in nominal Chilean pesos) of the traded shares of our securities on the Santiago Stock Exchange, the Electronic Stock Exchange, and the Valparaiso Stock Exchange:

	Santiago Stock Exchange				Electronic Stock Exchange				Valparaiso Stock Exchange
	Common Stock				Common Stock				Common Stock
	High		Low		High		Low		High		Low
	(Ch$ per share )(1)				(Ch$ per share )(1)				(Ch$ per share )(1)
Annual Price History
2003	Ch$	32.0	Ch$	19.2	Ch$	32.0	Ch$	19.2	Ch$	32.0	Ch$	20.3
2004		36.8		26.5		36.8		26.0		36.8		26.5
2005		37.7		32.0		38.0		32.0		38.8		30.0
2006		45.9		32.0		46.0		31.4		46.0		31.7
2007		48.2		38.1		49.0		37.5		48.0		37.5
Quarterly Price History
2006
1st Quarter		37.9		34.6		38.1		34.6		37.9		34.6
2nd Quarter		35.0		32.0		35.7		31.4		35.0		31.7
3rd Quarter		37.2		33.0		37.2		32.7		37.3		32.9
4th Quarter		45.9		37.4		46.0		37.0		46.0		37.4
2007
1st Quarter		47.0		40.6		47.3		41.0		47.1		40.8
2nd Quarter		48.2		40.5		48.0		40.0		47.0		40.9
3rd Quarter		47.9		38.6		49.0		37.5		48.0		37.5
4th Quarter		44.0		38.1		44.5		37.9		43.5		38.0
2008
1st Quarter		43.6		36.0		43.4		35.6		42.8		36.1
Monthly Price History
December 2007		41.8		38.1		41.8		37.9		42.2		38.0
January 2008		41.3		36.0		41.0		35.6		40.5		36.1
February 2008		43.6		40.3		43.0		40.0		41.0		40.9
March 2008		43.3		37.9		43.4		37.5		42.8		38.2
April 2008		39.3		38.3		39.5		38.4		39.4		38.2
May 2008		39.9		38.2		41.0		38.2		39.6		38.1

Sources: Santiago Stock Exchange, Electronic Stock Exchange, Valparaiso Stock Exchange—Official Quotation Bulletin.

(1)	Pesos per share reflect nominal price at trade date.

The table below shows the annual, quarterly and monthly high and low closing prices in U.S. dollars and in Euros, respectively, as reported by the NYSE and Latibex:

	NYSE				Latibex
	ADS(1)				Trading Units(2)
	High		Low		High	Low
	(U.S.$ per ADS)				(Euros per Trading Unit)
Annual Price History
2007	U.S.$	53.51	U.S.$	43.04	€40.1	€30.75
Quarterly Price History
2007
1st Quarter		52.00		45.45	40.10	34.90
2nd Quarter		53.51		46.70	37.83	34.48
3rd Quarter		53.25		43.04	39.61	32.21
4th Quarter		53.00		45.08	37.17	30.75
2008
1st Quarter		58.43		45.90	37.67	31.03
Monthly Price History
December 2007		50.98		45.52	34.33	31.96
January 2008		53.55		45.90	35.58	31.03
February 2008		57.75		51.78	37.26	35.00
March 2008		58.43		51.23	37.67	32.12
April 2008		55.01		50.21	34.43	31.84
May 2008		52.44		47.77	33.44	30.68

Sources: NYSE and Latibex—Official Quotation Bulletin.

(1)	One ADS represents 600 shares of common stock.

(2)	One Trading Unit represents 600 shares of common stock.

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

Capitalization

There are currently two outstanding series of our capital stock. We have a total of 80,879,895,984 outstanding shares with no par value, consisting of 72,436,034,844 ordinary shares and 8,443,861,140 ordinary shares of the series “Banco de Chile-S,” which resulted from the merger of Citibank Chile with and into the Bank. For the avoidance of doubt, please note that there is no preferred class of shares and each series of our ordinary shares confer the same rights to shareholders. All of the shares are duly subscribed and paid. There are no legal restrictions on the payment of dividends from our net income, except that we may only pay a single dividend per year (i.e., interim dividends are not permitted). Chilean public corporations are generally required to distribute at least 30% of their earnings as dividends. Previously, a bank was permitted to distribute less than such minimum amount in any given year if the holders of at least two-thirds of the bank’s outstanding stock so determined, but in 2006 that possibility was eliminated by law. All of our shares have full voting rights.

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

Directors

For a description of the provisions of our estatutos relating to our board of directors and our directors/audit committee, see “Item 6. Directors, Senior Management and Employees.”

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

Under the Securities Market Law and the regulations of the Chilean Superintendency of Banks, persons or entities intending to acquire control, directly or indirectly, of an open stock corporation are also required to inform the public of such intention at least 10 business days in advance but, in any case, as soon as negotiations regarding the change of control begin (i.e., when information and documents concerning the target are delivered to the potential acquirer) through a filing with the Chilean Superintendency of Securities and Insurance, the stock exchanges, companies controlled by and that control the target and through a notice published in two Chilean newspapers, which notice must disclose, among other information, the person or entity purchasing or selling, the price and the material conditions of any negotiations.

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

The General Banking Law also requires the prior authorization of the Chilean Superintendency of Banks for the following transactions:

•	the merger of two or more banks;

•	the acquisition of all or a substantial portion of a bank’s assets and liabilities by another bank;

•	the control by the same person or controlling group of two or more banks; or

•	a substantial increase in the share ownership by a controlling shareholder of a bank.

The above mentioned authorization is required when the acquiring bank or the resulting group of banks, after the transaction is consummated, would own a significant market share in loans, defined by the Chilean Superintendency of Banks to be more than 15.0% of all loans in the Chilean banking system. This authorization may be denied by the Chilean Superintendency of Banks only by means of a founded resolution and if the petitioner does not comply with certain requirements, such as financial stability and commercial soundness.

If a merger between two or more banks results in a market share greater than 15% but less than 20%, the authorization of the Chilean Superintendency of Banks is conditioned on the post-merger bank maintaining the percentage of paid-in capital and reserves to risk-weighted assets of not less than 10% for a period established by the Superintendency (but in no event less than one year).

When any of the aforementioned transactions results in a market share of 20% or greater for the resulting bank, the authorization may be conditioned on one or more of the following:

•	that the bank or banks maintain an effective equity higher than 8.0% and up to 14.0% of their risk-weighted assets;

•

that the technical reserve requirements established by Article 65 of the General Banking Law be applicable when deposits exceed one and a half times the resulting bank’s paid-in capital and reserves; or

•	that the margin for interbank loans be diminished to 20% of the resulting bank’s paid-in capital and reserves.

The General Banking Law and the regulations issued by the Chilean Superintendency of Banks provide that individuals that are holders of shares and who beneficially own more than 1% of the shares may be considered related to the bank and imposes certain restrictions on the amounts and terms of loans to them made by the related bank. This rule also applies to beneficial owners of ADSs representing more than 1% of the shares.

Preemptive Rights and Increases of Share Capital

The Chilean Corporations Law provides that whenever a Chilean company issues new shares for cash, it must offer its existing shareholders the right to purchase a sufficient number of shares to maintain their existing ownership percentages in the company. Pursuant to this requirement, we must offer preemptive rights in connection with any future issue of shares to the depositary as the registered owner of the shares underlying the ADSs. However, the depositary will not be able to make the preemptive rights available to U.S. holders of ADSs unless a registration statement under the Securities Act, is effective with respect to the underlying shares or an exemption from the registration requirements thereunder is available.

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

Under Chilean law, the preemptive right to subscribe new shares for cash must be exercised or transferred by shareholders within 30 days following the grant of such rights. For an open stock corporation during such period, and for an additional 30-day period thereafter, such corporation is not permitted to offer any unsubscribed shares for sale to third parties on more favorable terms than those offered to its shareholders. However, at the end of such additional 30-day period, a Chilean open stock corporation is authorized to sell unsubscribed shares to third parties on any terms, provided that they are sold on a Chilean stock exchange.

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

The shareholders’ meetings pass resolutions by the affirmative vote of an absolute majority of those voting shares present or represented at the meeting. Approval by a two-thirds majority of the issued shares, however, is required at any shareholders’ meeting to approve any of the following actions:

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

An Extraordinary Shareholders’ Meeting was held on December 27, 2007 and the following issues were discussed and the following decisions were made:

•

Approval of the merger by absorption of Citibank Chile into Banco de Chile, under the terms set forth in the Merger Agreement executed by the parties on December 26, 2007. As a result of the merger, the Bank acquired all the assets and assumed all the liabilities of Citibank Chile, and it succeeded to all of the assets and all of the liabilities of the latter. The merger was approved by Citibank Chile’s Extraordinary Shareholders’ Meeting. In addition, the shareholders ratified the other agreements executed in connection with the Citibank Chile merger (i.e., the Asset Purchase Agreement, the License Agreement, the Cooperation Agreement and the Global Connectivity Agreement).

•

A capital increase was approved in the amount of Ch$297,324,899,039, which was contributed and paid for as consideration for the acquisition of the all of the assets and liabilities of Citibank Chile. It was resolved that the Bank would issue 8,443,861,140 registered, ordinary no-par “Banco de Chile-S” series shares, which were to be delivered to the shareholders of Citibank Chile, in the proportion of 8,443.86114 shares of Banco de Chile-S for each Citibank Chile share. The “Banco de Chile-S” series shares shall not be subject to the Exchange Agreement signed by the Central Bank of Chile and its subsequent modifications by virtue of the application of Agreements No. 1.167-03-041209 and No. 1.333-01-070510 of the Governing Council of the Central Bank of Chile.

•

It was agreed that the merger was to become effective as of January 1, 2008, and that the profits of each bank corresponding to the financial year 2007 were to correspond in to the shareholders of each respective institution in the manner and under the conditions determined by the Ordinary Shareholder’s Meeting of the post-merger bank.

•

Some modifications to the Articles of Incorporation of Banco de Chile were approved, as proposed by the Board of Directors (as detailed below). The issuance of a rewritten, coordinated and systemized text of the Articles of Incorporation of the Bank was also approved.

The modifications to the Articles of Incorporation are as follows:

•	Article Fifth was amended in order to establish the new capital of the Bank, the new amount of shares and the creation of a new series of ordinary shares (“Banco de Chile-S”);

•

Article Eight was modified in order to establishing that, in the case of any vacancy of alternate directors, any replacement director will be appointed by the Board so that the second alternate director will stand in the place of the first alternate director automatically;

•

Article Tenth was modified to change the term during which a Board of Directors meeting must be held when it has been convened by one or more directors, to modify the term of any notice for such meetings, and the means by which these notices can be carried out;

•

Article Fifteenth, was amended to establish a new system for replacing the Chairman. Accordingly, in case of absence or incapacity of the Chairman of the Board, he shall be replaced in his functions by a Director appointed by the Board of Directors, and not by the Vice President;

•

Article Nineteenth was modified in order to change the system by which an election at a shareholders’ meeting is conducted. The existing viva voce mechanism was replaced by voting by slip of paper for shareholder votes. Additionally, the counting of votes can be carried out by a notary public, without prejudice of the resolutions adopted by the shareholders or by the Superintendency; and

•	New transitional articles were included to make reference to the merger between Banco de Chile and Citibank Chile and to the new capital of the Bank.

At the Ordinary Shareholders’ Meeting of the Bank, held on March 27, 2008, the Board of Directors was renewed, due to the end of the legal and statutory three-year terms for the Directors. Alternate Directors were also designated. In addition, the shareholders agreed to the distribution and payment of dividend No. 196, in the amount of Ch$3.359690 per Banco de Chile common share, with a charge to the 2007 income of Banco de Chile, and the distribution and payment of a dividend of Ch$2.626161 per share of the “Banco de Chile-S” series.

Dividend, Liquidation and Appraisal Rights

For a description of the provisions of our estatutos related to our dividends, see “Item 8. Financial Information—Consolidated Statements and Other Financial Information—Dividends.”

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

•	the requirement for prior approval by the Central Bank for certain operations, such as repatriation of investments and payments to foreign creditors;

•	the mandatory return of foreign currencies to Chile; and

•	the mandatory conversion of foreign currencies into Chilean pesos.

•	Under the amended regulations, only the following limitations are applicable to these operations:

•	the Central Bank must be provided with information related to certain operations, such as foreign investments and foreign credits; and

•	certain operations, such as money transfers to and from Chile must be conducted within the Formal Exchange Market.

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

Under current Chilean law, the foreign investment contract cannot be changed unilaterally by the Central Bank, and there are judicial precedents (which are not binding with respect to future judicial decisions) indicating that the foreign investment contract may not be abrogated by future legislative changes. On May 10, 2007, the Board of the Central Bank resolved to interpret the regulations regarding the previously established Chapter XXVI in connection with the access granted to the Formal Exchange Market. These regulations allow entities that endeavor to carry out capital increases by means of the issuance of cash shares before August 31, 2007 to apply the aforementioned regulation to their capital increases, but only once and only if those shares can be fully subscribed and paid by August 31, 2008, among other conditions. Consequently, capital increases carried out after August 31, 2007 (including, for example, the issuance of the “Banco de Chile-S” series shares in connection with our merger with Citibank Chile) will have no guaranteed access to the Formal Exchange Market. Furthermore, there is no assurance that (i) additional Chilean restrictions may be inapplicable to the holders of ADRs, (ii) the disposition of underlying shares or the repatriation of the proceeds from such disposition will be subject to restrictions in the future and (iii) we cannot assess the duration or impact of such restrictions if imposed.

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

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual prior to January 1, 2011 with respect to the ADSs will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends paid on the ADSs will be treated as qualified dividends if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid a passive foreign investment company, or PFIC. The ADSs are listed on the NYSE and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2007 taxable year. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2008 taxable year.

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

Introduction

The bank is exposed to market risks, such as price and liquidity risks, due to unmatched positions in both our trading and accrual portfolios.

The trading portfolio is comprised of the following: currency positions, local government and local corporate bond holdings, time deposits, mortgage bonds issued by banks residing in Chile and derivatives (mainly FX forwards and swaps and a tiny portfolio of FX options and FX futures).

Cash balances that are not included in the trading portfolio are reflected in the accrual portfolio. The primary liability balances are: retail and corporate deposits (both DDA and time deposits); mortgage bonds (asset-backed securities matching mortgage loans); interbank borrowing, including trade-related facilities; and bonds issued for liquidity and interest rate hedging purposes. Asset balances include: corporate loans and trade facilities; consumer loans (including mortgage loans and cards activity); available-for-sale bonds holdings; interbank lending; trade loans; and all other asset balances such as fixed assets and accrued interests.

Accrual balances are mainly denominated in Ch$ and CLF (Chilean inflation index, which is daily published and monthly computed by the Central Bank of Chile reflecting the previous month local inflation) terms, though some trade-related transactions are denominated in US dollars (“USD”) and Japanese yen (“JPY”). Trading transactions are mainly denominated in Ch$, CLF and domestic USD, with some transactions linked to offshore hard currencies.

The Risk Process

The process is segregated in the following four steps:

•

Definition of risk-taking units within the trading and accrual portfolio, according to how the business is managing such exposures, which is closely linked to how the market trades the various products;

•	Identification of market factors involved in the transactions;

•	A limit and/or trigger setting process, which is aligned with the expected revenues of the Treasury activity (in order to ensure an adequate risk/return ratio); and

•	A strict and disciplined risk monitoring and reporting process, ensuring that the different relevant parties within the organization have a timely sense of the risks undertaken.

We control market risks primarily through a set of limits, which are approved by the Country Asset Liability Committee (“ALCO”). For a detailed explanation of these limits, see “—Market Risk: Models and Measurement—Accrual Portfolio” and “—Market Risk: Models and Measurement—The Trading Portfolio.”

The Chairman of the Board, the Chief Executive Officer, the Planning & Research Head, the Market Risk Manager, the Treasurer/Trading Head and the Corporate Bank Head participate in the ALCO. The ALCO approves market risk limits based on a business strategy analysis, expected market volatility, trading liquidity of the products involved, management experience and our overall risk tolerance. The frequency of monitoring and reporting the different exposures to market risks is based on the nature of each business.

Price risk generated by the trading portfolio is monitored and reported on a daily basis. The report includes the level of price risk, its evolution along the time and risk concentrations by products and business units. This report is submitted on a daily basis to relevant Treasury officers and the Market Risk Manager, and to other members of the ALCO.

Price risk generated by accrual activities is monitored and reported on a monthly basis. The report includes interest rate risk exposure in Ch$, CLF and foreign currencies and is distributed to the same parties mentioned in the previous paragraph.

Liquidity risk is monitored and reported on a daiy basis according to a behavioral model approved by the Chilean Superintendency of Banks.

The Role of Market Risk Management

The various markets risks are computed, controlled and reported by the Market Risk Management unit (see below for a complete list of duties). This unit is part of the Planning and Research area and, as such, is fully independent from the business. The Market Risk Management unit oversees the local Treasury business and the resulting financial positions due to our international transactions.

The main responsibilities and duties of this unit, among others, include:

•	Daily tracking of FX, FX volatility and interest rate positions;

•	Daily update of market prices to the corresponding databases;

•

Market risk measurement, which involves the quantification of business exposures and the computation of price and liquidity risks under normal and stress circumstances, using different risk models. This includes both internal and regulatory models;

•	Establishment and review of market risk policies and procedures;

•	Preparation of an adequate set of internal market risk limits (in addition to those required by the local regulators) which must reflect the risk-return tolerance of the board;

•

Market risk monitoring, in which the exposures and risks are checked against limits and/or triggers, the breaches and excesses are reported to the appropriate levels in a timely manner and the policy exceptions (such as the teim framework) are managed;

•	Involvement in the development and release of new products, identifying new market factors and taking care of the risk aggregation process; and

•	Generation and maintenance of credit risk factors for derivative transactions.

The Market Risk Management unit is responsible for informing the relevant Treasury units about the state of all risk limits in a timely fashion. In addition, the Treasury units and senior ALCO members are notified whenever a limit is exceeded.

Limit excesses are not permitted unless operational errors have occurred. If any risk limit is exceeded, the responsible Treasury unit must document the causes of the excess and it may require a permanent limit increase only after curing the excess. Temporary limits increase may be requested but such requests must be made prior to entering into any transactions that may generate excesses.

Limits are reviewed and approved annually unless market conditions or a business activity increase requires increased limits (in such case, a new risk-return analysis is performed).

Market Risk

Market risk is usually classified into two caterogies: price risk and liquidity risk. Price risk refers to the potential loss arising from unfavorable directional market movements of interest rates, FX rates or volatility levels, including the correlation among these market factors. Liquidity risk refers to the inability to obtain funding (Funding Liquidity risk) or to the potential material impact of defeasing assets (Trading Liquidity risk). The following sections quantify the potential impact of these risks.

Price risk

Interest rate risk

We are exposed to interest rate risk in both the accrual and the trading portfolios. In the case of the accrual portfolio, interest rate risk arises from holding assets and liabilities with different repricing tenors. Changes in interest rates also impact the underlying economic value of our assets and liabilities as the present value of future cash flows changes when interest rates change. With respect to the trading portfolio, interest rate risk is the change in the value of the portfolio due to the fluctuations of interest rates.

Currency risk

We are exposed to currency risk given that we hold, for some specific currencies, unmatched balances including the cash (or on-balance) balance items and the net present value of off-balance cashflows we receive and pay in the future. Given that accrual FX positions are not permitted, all cash balance items are marked to prevailing FX rates regardless of whether the transaction itself is booked in either the Trading book or the Accrual book, and the difference in value is reported in the P&L statement. Derivatives or off-balance transactions are always booked in Trading accounts and therefore the daily FX rate fluctuation of these instruments is always reported in the P&L statement.

We usually hold Ch$ positions against the USD and, to a lesser extent, Brazilian real, JPY and euro positions against the USD. Other FX positions are not significant.

The foreign currency balance, separated by currency, is illustrated below as of December 31, 2007:

	At December 31, 2007
	Assets		Liabilities		Net
	(in millions of constant en Ch$ as of December 31, 2007)
U.S. dollar(1)	Ch$	2,517,752	Ch$	(1,964,940)	Ch$	552,812
Japanese yen		5,429		(608,418)		(602,989)
Euro		87,244		(60,235)		27,009
Brazilian real		22,194		—		22,194
Pound sterling		3,013		(911)		2,102
Canadian dollar		619		(362)		257
Swiss franc		401		(74)		327
Other		7,650		(7,046)		604

Total	Ch$	2,644,302	Ch$	(2,641,986)	Ch$	2,316

(1)	Includes Ch$81,820 million in assets and Ch$225 million in liabilities denominated in foreign currencies and payable in Chilean pesos indexed to the U.S. dollar exchange rate.

Inflation risk

Debt securities and bank time deposits are issued either in Ch$ or CLF terms. Debt securities or derivatives that include CLF as the currency are implicitly holding a real interest rate as the CLF is an infliation index.

Whenever Ch$ and CLF balances are not matched, we have a local inflation risk. We usually hold a long inflation position (a larger CLF asset balance than the CLF liability balance and vice versa in the case of Ch$ balances). This is a due to natural condition of the local capital markets, namely that bond demanders like pension funds and insurance companies request inflation-protected instruments and therefore most of the corporate bonds and Central Bank instruments purchased by the bank are denominated in CLF. In addition, most of our deposits (such as the DDA balance) are Ch$ denominated. Conversely, long-term loans are placed in CLF terms, as in the case of mortgage loans without a linked back security.

The local annual inflation reached 7.8% in 2007, which was above the Central Bank of Chile’s target (3%) and also above market expectations at the beginning of last year. The higher-than-expected inflation rate helps to explain why the Treasury business performed well in 2007. This market factor has been showing increasing short-term volatility since 2006 even though the annual inflation has been showing a clear upward trend. As the expected inflation for 2008 is still above the target established by the Central Bank of Chile, the Treasury will continue to closely monitor this market factor with a view to taking advantage of the current economic environment by managing its exposures accordingly. From a Treasury business standpoint, the Bank is well-protected from higher-than-expected inflation.

Volatility risk

We are exposed to both FX volatility (Ch$/USD volatility only) and interest rate volatility risk. The former risk is due to our holding a small FX options portfolio and the latter risk is due to some of our mortgage CLF loans for which the interest rate for the customer is capped at some high OTM level.

Liquidity risk

Funding Liquidity risk

Usually, our funding profile shows shorter tenors than those observed for our assets. Therefore, we are exposed to funding liquidity risk only in the event that our assets are not liquid enough to defease them in the corresponding secondary markets and the renewal of the funding is compulsory. The Bank is able to mitigate any contingency in this respect by diversifying its the fund providers and by avoiding maturity concentration.

Trading Liquidity risk

We are exposed to trading liquidity risk whenever our assets may not be easily traded or do not show a deep secondary market for being sold/unwound. This may occur for a significant portion of our loans portfolio (however, a significant stake of our mortgage loan portfolio is fully matched with asset-back securities issued by the Bank) since sale transactions involving loans are rare. Additionally, some of our holdings of local corporate bonds, mortgage bonds and foreign Latin American bonds are subject to a shallow secondary market.

Balance Sheet Structure

The balance sheet classified by currency and maturity tenor as of December 31, 2007 is illustrated below:

	As of December 31, 2007
	Ch$		UF		Foreign Currency(1)		Total		Percentage
	(millions CLP, except for percentages)
Assets(2):
Cash and due from banks	Ch$	660,662		—	Ch$	112,699	Ch$	773,361	5.3%
Other assets(1)
Less than one year		3,219,480	Ch$	1,694,834		2,258,900		7,173,214	49.3
From one to three years		798,955		1,298,520		133,672		2,231,147	15.4
More than three years		570,188		3,085,517		70,472		3,726,177	25.6

Total financial assets	Ch$	5,249,285	Ch$	6,078,871	Ch$	2,575,743	Ch$	13,903,899	95.6%

Other		550,452		2,247		68,116		620,815	4.2
Bank premises and equipment		168,704		—		460		169,164	1.2
Investment in other companies		7,357		—		—		7,357	0.1
Allowance for loan losses		(161,123)		—		(17)		(161,140)	(1.1)

Total assets	Ch$	5,814,675	Ch$	6,081,118	Ch$	2,644,302	Ch$	14,540,095	100.0%

Percentage of total financial assets by currency		37.75%		43.72%		18.53%		100.00%
Liabilities and shareholders’ equity(2):
Non-interest bearing demand deposits	Ch$	2,078,591	Ch$	8,442	Ch$	424,864	Ch$	2,511,897	17.3%
Other liabilities(1)
Less than one year		3,932,336		2,556,728		2,018,373		8,507,437	58.5
From one to three years		54,337		1,002,874		17,542		1,074,753	7.4
More than three years		881		975,988		94,147		1,071,016	7.4

Total financial liabilities	Ch$	6,066,145	Ch$	4,544,032	Ch$	2,554,926	Ch$	13,165,103	90.6%

Other		226,019		10,520		87,060		323,599	2.2
Shareholders’ equity		809,105		—		—		809,105	5.6
Net income		242,288		—		—		242,288	1.6

Total liabilities and shareholders’ equity	Ch$	7,343,557	Ch$	4,554,552	Ch$	2,641,986	Ch$	14,540,095	100.0%

Percentage of total financial liabilities by currency		46.08%		34.52%		19.40%		100.00%
Asset/liability gap	Ch$	(1,528,882)	Ch$	1,526,566	Ch$	2,316		—

(1)	Includes assets and liabilities payable in Chilean pesos that are indexed according to the U.S. dollar exchange rate.

(2)	Includes forward contracts.

Market Risk: Models and Measurement

The necessary data for running our market risk models is obtained from (i) brokers, (ii) government agencies with access to information provided by Reuters or Bloomberg, or (iii) prices available at issuers’ Internet sites. We maintain a daily risk factor database for FX rates, bond YTMs and interest rates for various tenors and currencies.

Accrual Portfolio

The ALCO guidelines for the Accrual portfolio seek to protect the net interest revenues on a pre-tax basis and the value of equity from unexpected changes in interest rates. In order to achieve this purpose, a set of limits are jointly proposed by the business and Market Risk Management and approved, if applicable.

We use the Interest Rate Gap Model to measure the interest rate risk of the net interest revenues and the Duration Gap Model to measure the interest rate risk of the equity. Currency risks in the Accrual portfolio are jointly managed with those generated by the Trading book activities and managed using the Value at Risk (VaR) methodology. See “—Market Risk: Value at Risk (VaR).”

In addition, we strictly comply with the the limits imposed by our local regulators (the Central Bank of Chile and the Superintendency of Banks).

12-Month Interest Rate Risk: The Interest Rate Gap Model

Repricing risk results from unmatched repricing tenors of balance sheet items caused by changes in the yield curves, which may negatively impact our net interest income. The Interest Rate Gap Model uses the maturity or repricing schedules of balance sheet items and hedge-accounted derivatives to determine the differences between maturing or repricing items within given tenor buckets. A positive gap usually leads to a positive effect on the net interest revenue due to a rise in interest rates rise and vice versa.

Usually, we hold a positive one-year gap in CLF and a negative one-year gap in Ch$ and foreign currency. The Treasury is responsible for managing the interest rate gaps and for defining the internal transfer pricing process with Market Risk Management. This is implemented through pseudo-transactions closed with non-Treasury business areas in order to leave the latter without interest rate exposures. Hence, the Treasury is the only business unit that may take mismatched interest rate exposures, though such exposures (and the corresponding risk associated with them) must be in line with the policies and procedures established by the ALCO.

To compute our exposure to repricing risk for the next 12 months, we prepare, on a monthly basis, gap profiles for inflation-indexed portfolios, non-inflation indexed portfolios and for dollar portfolios. To compute the different gap profiles we use the following tenor buckets:

•	Monthly, from one month to three months; and

•	Quarterly, from 90 days to a year.

Next, we compute the potential impact on net interest revenues over the next twelve months assuming a non-parallel shift in yield curves for non-inflation indexed, inflation and dollar positions. To limit repricing risk, the ALCO has required that total potential losses resulting from these shifts may not exceed a certain amount of net interest revenues.

As mentioned above, we hold a positive one-year CLF gap and a negative one-year Ch$ and USD gaps, with the USD book much smaller than the other two. The risk of these positions is computed by subtracting the repricing risks for the Ch$ and USD positions from the CLF repricing risk.

Economic Interest Rate Risk: The Duration Gap Model

Changes in interest rates also impact the Bank’s underlying economic value. This phenomenon is referred as to the economic risk. The duration gap seeks to protect the economic value of the equity from unexpected fluctuations of interest rates. In order to do so, we compute potential losses for existing gaps for inflation-indexed and non-inflation positions, and for USD positions, considering interest rate shifts based on different volatility scenarios. The ALCO has established limits (which are set as a percentage of the Bank’s capital) that prevent potential losses resulting from these scenario analyses.

Regulatory Models

We control the interest rate risk for the accrual portfolio (computed according to regulatory guidelines) on a daily basis. The Superintendency of Banks has stated that two limits are to be observed and complied:

•

The short-term interest rate risk plus the estimated negative impact of fees collection due to the interest rate rise may not exceed a percentage of the 12-month rolling net interest rate revenues plus the net fees that are sensitive to interest rates (and which were actually charged within the prior 12 months). The regulator allows banks to set this percentage; in our case, the limit is 25%.

•

The long-term interest rate risk may not exceed a percentage of the equity. The latter is the addition of capital, subordinated debt and unremitted profits. The regulator allows banks to set the percentage; in our case, the limit is 25%.

Both the short- and long-term interest rate risks are computed according to Basel accrual interest rate risk tables.

The pattern observed for these two limits during year 2007 is shown below:

Trading Portfolio

Given that no single measure may completely capture all relevant aspects of Price risk, we use several risk measures (both statistical and non-statistical) to control the Price risk of the Trading portfolio. The statistical measure is VaR. The non-statistical measures are stress testing, DV01, basis risk and volume limit for fixed income portfolio and currency mismatch.

Price Risk Value at Risk (VaR) measurement

We measure, control and report the Price risk through VaR. VaR provides an estimate of the potential loss due to adverse market factors fluctuations over a specified time horizon at a defined level of confidence.

The trading portfolio is comprised of fixed income, currencies and derivatives transactions.

Fixed income positions refer to the debt instruments portfolio. Currently, all debt instruments held at Banco de Chile are classified in Trading accounts. Instruments included in this portfolio are Chilean Central Bank and Treasury bonds, local bank time deposits and mortgage bonds, local corporate bonds, corporate foreign issuers and sovereign bonds. Corporate bonds and mortgage bonds do not show high trading liquidity, therefore it is likely that they may be reclassified in available-for-sale accounts.

The foreign exchange positions include both the currency risk of the Trading portfolio and those balances of the Accrual portfolio (though no accrual FX positions are permitted).

The VaR is computed though Riskmetrics methodology. Riskmetrics utilizes a 95% confidence level, a one-day holding period and an exponential moving average model including 74 historical observations to forecast variances and co-variances. The resulting VaR is adjusted by market liquidity and by modelling bid-ask spreads. In addition to the total VaR, various sub-VaRs are computed, such as by market factor or business product/instrument.

We have computed VaR separated by market factor, as follows:

•	foreign exchange, measuring the risk due to the fluctuation of the FX rates (currencies against the USD); and

•	interest rates or yields, measuring the risk due to the fluctuation of interest rates/yields to different tenors for the Ch$, CLF and USD yield curves.

We computed VaR separated by product/instrument, as follows:

•	the foreign exchange portfolio;

•

the short-term trading portfolio, which includes: FX forwards, short-term instruments issued by the Central Bank, time deposits issued by local banks (denominated in Ch$, CLF and USD) and floating notes; and

•	the long-term trading portfolio, which includes long-term Central Bank bonds, mortgage bonds, local corporate bonds, foreign corporate bonds and swaps (interest rate swaps and cross currency swaps).

The Market Risk Management unit periodically checks the VaR model in order to assess its accuracy. The results of these tests have supported the reliability of our VaR model.

The following tables show the median, low and high daily VaR for 2006 and 2007 and the year-end VaR for these two periods.

	Period Ended December 31, 2006						As of December 31, 2006
	Median VaR		Minimum VaR		Maximum VaR		VaR
	(millions CLP)
Foreign exchange	Ch$	114	Ch$	127	Ch$	129	Ch$	88
Interest rate risk		471		236		836		507
Less: portfolio diversification		(86)		(121)		(117)		(126)

Total VaR	Ch$	499	Ch$	242	Ch$	848	Ch$	469

	Period Ended December 31, 2007						As of December 31, 2007
	Median VaR		Minimum VaR		Maximum VaR		VaR
	(millions of CLP)
Foreign exchange	Ch$	82	Ch$	116	Ch$	158	Ch$	1
Interest rate risk		722		460		1,567		1,075
Less: portfolio diversification		(5)		(169)		(137)		(8)

Total VaR	Ch$	799	Ch$	407	Ch$	1,588	Ch$	1,068

The chart below shows the behavior of the VaR and the NAPL (no-action profit and loss) in 2007. The NAPL is the hypothetical profit or loss that would have been incurred if the previous trading day closing position was revalued at the next trading day closing rates.

The NAPL exceeded the estimated VaR only four times in 2007, which means that the model is a good predictor of losses under the level of confidence in place.

Assumptions and Limitations of the VaR Model

The VaR model considers that the fluctuations of the prices and rates (market factors) follow a normal distribution and that the parameters of this aggregated distribution (correlations) have been estimated correctly. The normal distribution assumption, however, may lead to underestimations of the probability of extreme market moves. For this reason, we also make stress tests in order to estimate potential losses due to extreme swings. Stress testing is explained in the next section. Another limitation of the VaR methodology is that we compute risk at closing day. However, trading positions may vary sharply within the trading day, therefore the risk measured as of market close may not be the same as the risk measured during the trading session.

Non-statistical Risk Measures

Stress Risk. Stress risk is our exposure to unlikely but plausible changes, or outlier events, of the market factors levels resulting from maintaining prevailing positions after the close of a trading day. An extreme event is defined as a price fluctuation that is beyond the 95% confidence level defined for normal distribution analysis.

Once the market fluctuations for specific market factors have been determined, they are applied to the portfolio. The portfolio is then revalued to determine the impact on the value of the portfolio due to the market factor fluctuation.

The Market Risk Management unit makes a stress analysis for the Trading portfolio on a daily basis. Since we believe the VaR may be subject to model risk, we perform the stress analysis using two different methods: a standard VaR approach (parametric) and a historical simulation approach. The standard VaR approach considers that each market factor experiences a decline in value larger than 3.5 standard deviations of the mean return and assumes zero correlation among different market factor fluctuations. The Market Risk Management unit also computes a VaR figure using the historical simulation methodology. This amount is obtained from historical data that includes the prior 381 days from the date of the calculation.

Present Value Basis Point (“PVBP”). The PVBP is the change in an instrument’s value due to a change in the reference yield of 1 basis point, or 0.01%. The ALCO approves the PVBP risk limit for each yield curve.

Basis Risk. Basis risk is the possibility of loss while offsetting positions in two related but not identical markets. We control our exposure to the basis risk between our foreign bonds portfolio and the USD interest rate swaps.

Position Limit for Fixed Income Portfolio and Currency Mismatch. To limit our exposure to interest rate risk, especially in periods of low volatility, we limit the notional size of our fixed income portfolio.

Currency Risk. The ALCO has determined that our net foreign currency mismatches cannot exceed a certain percentage of our capital. As of December 31, 2007, our foreign currency/foreign currency indexed assets exceeded the corresponding foreign currency/foreign currency indexed liabilities by Ch$2,316 million, equivalent to 0.3% of our paid-in capital and reserves.

It is our policy to provide foreign currency (cash or indexed) loans only to customers whose activities generate foreign currency cash flows or indexed to a foreign currency or if the market value of a customer’s assets is indexed to the rate of exchange. As of December 31, 2007, approximately 13.3% of our consolidated total loan portfolio was denominated in foreign currencies.

We enter into forward exchange transactions that are essentially of two types: (i) USD against hard currencies; and (ii) Ch$ or CLF against USD.

The following table shows the notional outstanding of our derivatives portfolio as of December 31, 2007:

	At December 31, 2007 Notional Amount
	(in millions of constant Ch$ as of December 31, 2007)
Currency forwards	Ch$	5,172,956
Interest rate swaps		857,078
Currency and rate swaps		189,911
Options		618,397

Total	Ch$	6,838,342

The following table shows the notional amount of our foreign exchange rate risk instruments as of December 31, 2007 and the weighted average exchange rates by expected (contractual) maturity dates, for the next two years:

	As of December 31, 2007(1)
	2008	2009	Total
	(in millions of constant Ch$ as of December 31, 2007)
Purchased:
Pay Chilean pesos / receive U.S. dollars	144,366	—	144,366
Pay Chilean pesos / receive UF	313,963	—	313,963
Pay U.S. dollars / receive Canadian dollars	875	—	875
Pay U.S. dollars / receive Pound sterling	5,551	—	5,551
Pay U.S. dollars / receive Japanese yen	627,352	—	627,352
Pay U.S. dollars / receive Noruega Conora	2,964	—	2,964
Pay U.S. dollars / receive euros	28,827	200	29,027
Pay Chilean pesos / receive U.S. dollars	233,583	—	233,583
Pay UF / receive U.S. dollars	1,516,279	93,135	1,609,414
Pay Chilean pesos / receive Pound sterling	247	—	247
Pay Chilean pesos / receive euros	4,649	—	4,649

Subtotal	2,878,656	93,335	2,971,991

Sold:
Futures Contract — Pay euros / receive U.S. dollars	18,256	200	18,456
Pay U.S. dollars / receive Chilean pesos	176,098	59,003	235,101
Pay UF / receive Chilean pesos	488,859	19,623	508,482
Pay Canadian dollars / receive U.S. dollars	1,438	—	1,438
Pay Pound sterling / receive U.S. dollars	6,342	—	6,342
Pay Japanese yen / receive U.S. dollars	19,910	—	19,910
Pay Corona Noruega / receive U.S. dollars	3,304	—	3,304
Pay euros / receive U.S. dollars	3,409	—	3,409
Pay Real Brasileño / receive U.S. Dollars	22,137	—	22,137
Pay U.S. dollars / receive Chilean pesos	1,122,601	19,284	1,141,885
Pay U.S. dollars / receive UF	13,034	—	13,034
Pay euros / receive Chilean pesos	227,467	—	227,467

Subtotal	2,102,855	98,110	2,200,965

Total	4,981,511	191,445	5,172,956

(1)	Please note that we do not have any foreign exchange risk instruments with a maturity of greater than two years.

Control of Foreign Branches Transactions

In 2007, we applied the same policies and procedures detailed above with respect to the transactions booked at our New York and Miami branches. The only difference was the involvement of the respective business managers in the limit proposal process.

In 2007, we placed particular emphasis on monitoring interest rate risk of the overall position and price risk of the sovereign and corporate bonds portfolios booked at these branches. These branches did not hold any other positions significant enough to warrant risk calculation. We controlled the New York and Miami branches individually and on a aggregated basis consolidating their portfolios with the portfolio of the head office.

Derivatives Credit Risk

We trade derivative transactions in order to meet our customers’ needs, to generate revenues through trading activities and to manage our exposures to fluctuations of interest and currency rates.

When entering into derivative transactions, we use the same credit risk management process for traditional lending products. Our primary counterparts in derivative transactions are investment-grade financial institutions.

In terms of outstanding exposure to credit risk, the true measure of risk from derivative transactions is the mark-to-market value of the transaction at any time (i.e., the cost of replacing the transaction at current market rates should the counterpart default prior to the settlement). For most derivative transactions the notional principal amount does not change hands. Instead, it is simply an amount that is used as a reference upon which to calculate payments. While notional principal is the most commonly used volume measure in the derivative and foreign exchange markets, it is not a measure of credit risk.

In addition, we measure the expected loss at maturity of the transaction, following the local Superintendency of Banks guidelines. These guidelines state that in the event the transaction has a positive value for the bank, the risk at maturity may be expressed as the sum of the current mark-to-market value and the maximum likely increase in value. The latter amount is computed as the multiplication of some specific percentage factors by the notional amount. These percentage factors are based on the volatility of the underlying market factors and the repricing tenor of the transaction.

Item 12.	Description of Securities Other than Equity Securities

Not Applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures

(a) Disclosure Controls and Procedures

We have evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures as of December 31, 2007.

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

(b) Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. The company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The company’s internal control over financial reporting includes those policies and procedures that:

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

Management assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2007. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

Based on our assessment and those criteria, management believes that the company maintained effective internal control over financial reporting as of December 31, 2007.

(c) Report of Independent Registered Public Accounting Firm on Internal Controls

Ernst & Young, the independent accounting firm that has audited our financial statements, has issued an attestation report on management’s assessment of our internal control over financial reporting as of December 31, 2007. This attestation report appears on page F-3.

(d) Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting during 2007 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent auditors, Ernst & Young Limitada, during the fiscal years ended December 31, 2006 and 2007:

	Year ended December 31,
	2006		2007
	(in millions of constant Ch$ as of December 31, 2007)
Audit fees	Ch$	599	Ch$	576
Audit-related fees		7		2
Tax fees		5		—
Other fees		48		84

Total fees	Ch$	659	Ch$	662

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

“Other fees” in the above table are fees billed by Ernst & Young Limitada related to (i) compensation research studies, the audit and comfort letter process related to the issuance of Rule 144A bonds in the United States for 2006 and (ii) the due diligence process related to the acquisition of Legg Mason Chile Mutual Funds and the due diligence process related to the merger with Citibank Chile for 2007.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not Applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

We did not make any purchases of our previously issued shares during the fiscal year ended December 31, 2007.

PART III

Item 17.	Financial Statements

Our financial statements have been prepared in accordance with Item 18 hereof.

Item 18.	Financial Statements

Our audited consolidated financial statements are included in this annual report beginning at page F-1.

Item 19.	Exhibits

LIST OF EXHIBITS

Exhibit No.	Exhibit

1.1	Estatutos of Banco de Chile, which serve as our articles of incorporation and bylaws (English translation).

2.1	Form of Deposit agreement among Banco de Chile, JPMorgan Chase Bank as depositary, and the holders from time to time of ADSs (incorporated by reference to our registration statement on Form F-4 (File No. 333-14020) filed on October 18, 2001).

2.2	Form of Foreign Investment Contract among Banco de A. Edwards, Citibank, N.A. and the Central Bank of Chile relating to the foreign exchange treatment of an investment in ADSs, together with an English translation thereof (incorporated by reference to Banco de A. Edwards’ registration statement on Form F-1 (Registration No. 33-97594) filed on September 29, 1995).

2.3	Amendment to Foreign Investment Contract among Banco de Chile (as successor to Banco de A. Edwards), Morgan Guaranty Trust Company of New York and the Central Bank of Chile, dated January 2, 2002, together with an English translation thereof (filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2001, and incorporated herein by reference).

3.1	Master Joint Venture Agreement between Quiñenco S.A., Citigroup, Inc. and Citibank Overseas Investment Corporation, dated July 19, 2007 (English translation).

3.2	Shareholders Agreement between Quiñenco, S.A., Citigroup Chile S.A. and the minority shareholders of LQIF, dated December 27, 2007 (English translation).

4.1	Merger Agreement between Banco de Chile and Citibank Chile, dated December 26, 2007 (English translation).

4.2	Cooperation Agreement between Banco de Chile and Citigroup Inc., dated December 27, 2007 (English translation).

4.3	Global Connectivity Agreement between Banco de Chile and Citigroup Inc., dated December 27, 2007 (English translation).

4.4	Asset Purchase Agreement between Banco de Chile and Citibank, N.A., dated December 31, 2007 (English translation).

4.5	License Agreement between Banco de Chile and Citigroup Inc., dated December 27, 2007 (English translation).

8.1	List of subsidiaries

11.1	Code of Professional Ethics (English translation).

12.1	Certification under Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification under Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification under Section 906 of the Sarbanes-Oxley Act of 2002.

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

Date: June 27, 2008

Ch$	=	Chilean pesos
MCh$	=	Millions of Chilean pesos
US$	=	United States dollars
ThUS$	=	Thousands of United States dollars
UF	=	“Unidades de Fomento”, an inflation-indexed, peso denominated monetary unit. The UF rate is set daily based on changes in the Chilean Consumer Price Index.

Application of Constant Chilean Pesos

The December 31, 2005 and 2006 consolidated financial statements have been restated for general price-level changes and expressed in constant Chilean pesos of December 31, 2007 purchasing power.

Ernst & Young Chile Huérfanos 770, piso 5 Santiago Tel: 56 2 676 1000 Fax: 56 2 676 1010 www.ey.com/cl

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Banco de Chile:

1.	We have audited the accompanying consolidated balance sheets of Banco de Chile and subsidiaries (the “Bank”) as of December 31, 2007 and 2006, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

2.	We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

3.	In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Banco de Chile and subsidiaries at December 31, 2007 and 2006, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in Chile and regulations issued by the Chilean Superintendency of Banks and Financial institutions, which differ in certain respects from U.S. generally accepted accounting principles (see Note 29 to the consolidated financial statements).

4.	We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Bank’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 25, 2008, expressed an unqualified opinion thereon.

ERNST & YOUNG LTDA. Santiago, Chile June 25, 2008

Ernst & Young Chile Huérfanos 770, piso 5 Santiago Tel: 56 2 676 1000 Fax: 56 2 676 1010 www.ey.com/cl

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Banco de Chile:

1.	We have audited Banco de Chile’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Banco de Chile’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

2.	We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

3.	A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Ernst & Young Chile Huérfanos 770, piso 5 Santiago Tel: 56 2 676 1000 Fax: 56 2 676 1010 www.ey.com/cl

4.	Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

5.	In our opinion, Banco de Chile maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the COSO criteria.

6.	We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Banco de Chile and subsidiaries as of December 31, 2007 and 2006 and the related consolidated statements of income and cash flows for each of the three years in the period ended December 31, 2007 and our report dated June 25, 2008, expressed an unqualified opinion thereon.

ERNST & YOUNG LTDA. Santiago, Chile June 25, 2008

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2007 and thousands of U.S. dollars)

			As of December 31,
	NOTE		2006	2007	2007
			MCh$	MCh$	ThUS$
					(Note 1 (r))
ASSETS

CASH AND DUE FROM BANKS	3
Non-interest bearing			929,562	524,569	1,057,983
Interbank deposits-interest bearing			379,723	248,792	501,779

Total cash and due from banks			1,309,285	773,361	1,559,762

INVESTMENTS PURCHASED UNDER AGREEMENTS TO RESELL			57,259	69,130	139,426
FINANCIAL INVESTMENTS	4
Trading securities			1,285,978	1,247,481	2,515,996
Available for sale			43,031	—	—
Held to maturity			17,187	—	—

Total financial investments			1,346,196	1,247,481	2,515,996

LOANS, NET	5
Commercial loans			4,264,756	4,981,777	10,047,552
Consumer loans			1,151,676	1,257,738	2,536,683
Mortgage loans			624,228	471,509	950,968
Foreign trade loans			727,416	868,747	1,752,142
Interbank loans			46,202	28,419	57,317
Leasing contracts	6		579,075	651,726	1,314,441
Other outstanding loans			1,821,934	2,223,875	4,485,244
Past due loans			66,250	61,327	123,690
Contingent loans			1,060,375	1,268,808	2,559,009
Allowance for loan losses	7		(155,707)	(161,140)	(324,997)

Total loans, net			10,186,205	11,652,786	23,502,049

DERIVATIVE INSTRUMENTS	13		54,238	81,112	163,592
OTHER ASSETS
Bank premises and equipment, net	8		162,901	169,164	341,180
Investments in other companies	9		8,262	7,357	14,838
Assets received in lieu of payment, net			11,598	5,338	10,766
Other	10	(a)	568,603	614,781	1,239,927

Total other assets			751,364	796,640	1,606,711

TOTAL ASSETS			13,704,547	14,620,510	29,487,536

The accompanying notes 1 to 30 are an integral part of these consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2007 and thousands of U.S. dollars)

			As of December 31,
	NOTE		2006	2007	2007
			MCh$	MCh$	ThUS$
					(Note 1 (r))
LIABILITIES AND SHAREHOLDERS’ EQUITY

DEPOSITS
Non-interest bearing
Current accounts			1,867,656	1,961,430	3,955,932
Bankers’ drafts and other deposits			540,479	550,467	1,110,215

Total non-interest bearing			2,408,135	2,511,897	5,066,147
Interest bearing
Savings accounts and time deposits			6,217,188	6,551,174	13,212,807

Total deposits			8,625,323	9,063,071	18,278,954

OTHER INTEREST BEARING LIABILITIES	11
Central Bank credit lines for renegotiations of loans			885	513	1,035

Total Central Bank borrowings			885	513	1,035
Investments sold under agreements to repurchase			329,563	301,979	609,050
Mortgage finance bonds			512,982	397,333	801,365
Bonds			595,288	772,801	1,558,632
Subordinated bonds			435,982	446,395	900,317
Borrowings from domestic financial institutions			94,792	73,947	149,141
Foreign borrowings			635,349	782,868	1,578,936
Other obligations			28,388	58,490	117,966

Total other interest bearing liabilities			2,633,229	2,834,326	5,716,442

DERIVATIVE INSTRUMENTS	13		75,132	120,162	242,350
OTHER LIABILITIES
Contingent liabilities	10	(c)	1,061,498	1,267,706	2,556,787
Other	10	(b)	412,970	283,851	572,488
Minority interest			2	1	2

Total other liabilities			1,474,470	1,551,558	3,129,277

SHAREHOLDERS’ EQUITY	15
Capital and reserves			686,697	809,105	1,631,852
Net Income for the year			209,696	242,288	488,661

Total Shareholders’ equity			896,393	1,051,393	2,120,513

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY			13,704,547	14,620,510	29,487,536

The accompanying notes 1 to 30 are an integral part of these consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(Restated for general price-level changes and expressed in millions of constant

Chilean pesos as of December 31, 2007 and thousands of U.S. dollars)

			Years ended December 31,
	NOTE		2005	2006	2007	2007
			MCh$	MCh$	MCh$	ThUS$
						(Note 1 (r))
INTEREST REVENUE AND EXPENSE
Interest revenue			749,421	835,200	1,170,098	2,359,925
Interest expense			(340,111)	(399,790)	(631,633)	(1,273,916)

Net interest revenue			409,310	435,410	538,465	1,086,009

PROVISION FOR LOAN LOSSES	7-19		(24,155)	(38,909)	(52,619)	(106,125)
FEES AND INCOME FROM SERVICES	17
Income from fees and other services			201,566	206,844	224,775	453,340
Other services expenses			(51,016)	(63,313)	(56,285)	(113,519)

Total fees and income from services, net			150,550	143,531	168,490	339,821

OTHER OPERATING INCOME (LOSS)
Gains from trading activities			15,585	43,755	5,330	10,750
Losses from trading activities			(33,005)	(8,764)	(38,739)	(78,131)
Foreign exchange transactions, net			25,942	(11,601)	18,062	36,429

Total other operating income (loss), net			8,522	23,390	(15,347)	(30,952)

OTHER INCOME AND EXPENSES
Non-operating income	17		8,619	17,798	18,644	37,601
Non-operating expenses	17		(16,196)	(14,818)	(15,017)	(30,287)
Equity participation in net income (loss) in investments in other companies	9		747	1,107	(2,047)	(4,129)
Minority interest			—	(1)	—	—

Total other income and expenses			(6,830)	4,086	1,580	3,185

OPERATING EXPENSES
Personnel salaries and expenses			(165,159)	(169,373)	(192,011)	(387,259)
Administrative and other expenses			(119,496)	(132,173)	(118,169)	(238,330)
Depreciation and amortization			(18,556)	(21,230)	(23,233)	(46,858)

Total operating expenses			(303,211)	(322,776)	(333,413)	(672,447)

NET LOSS FROM PRICE-LEVEL RESTATEMENT	1	(b)	(12,556)	(9,157)	(37,948)	(76,536)

INCOME BEFORE INCOME TAXES			221,630	235,575	269,208	542,955
INCOME TAXES	21		(23,456)	(25,879)	(26,920)	(54,294)

NET INCOME			198,174	209,696	242,288	488,661

The accompanying notes 1 to 30 are an integral part of these consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2007 and thousands of U.S. dollars)

	Years ended December 31,
	2005	2006	2007	2007
	MCh$	MCh$	MCh$	ThUS$
			(Note 1 (o))	(Note 1 (r))
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	198,174	209,696	242,288	488,661
Items that do not represent cash flows:
Depreciation and amortization	18,556	21,230	23,233	46,858
Provisions for loan losses	60,326	69,088	87,743	176,965
Provisions for assets received in lieu of payment	629	(2,137)	161	325
Net change in trading investments	244,948	132,160	9,385	18,928
Equity participation in net (income) loss in investments in other companies	(747)	(1,107)	2,047	4,129
Net gain on sales of assets received in lieu of payment	(5,562)	(4,016)	(1,407)	(2,838)
Net gain on sales of bank premises and equipment	(107)	(58)	(417)	(841)
Net loss from price-level restatement	12,556	9,157	37,948	76,536
Minority interest	—	1	—	—
Other charges not representing cash flows	11,570	30,408	5,402	10,895
Net change in interest accruals	(67,708)	27,109	(19,311)	(38,948)

NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES	472,635	491,531	387,072	780,670

CASH FLOWS FROM INVESTING ACTIVITIES
Net increase in loans	(1,013,458)	(1,135,246)	(1,405,815)	(2,835,333)
Net increase in investments purchased under agreements to resell	(22,353)	(7,089)	(15,810)	(31,886)
Purchases of bank premises and equipment	(20,037)	(23,779)	(25,803)	(52,041)
Proceeds from sale of bank premises and equipment	320	125	2,367	4,774
Investments in other companies	(1,826)	—	(2,040)	(4,114)
Sale of investments in other companies	21	8	—	—
Dividends received from investments in other companies	614	676	854	1,722
Proceeds from sale of assets received in lieu of payment	16,298	9,887	4,763	9,606
Net changes in other assets and liabilities	(302,569)	(293,501)	(577,918)	(1,165,580)

NET CASH USED IN INVESTING ACTIVITIES	(1,342,990)	(1,448,919)	(2,019,402)	(4,072,852)

CASH FLOWS FROM FINANCING ACTIVITIES
Net increase in current accounts	100,500	239,217	222,472	448,695
Net increase in savings accounts and time deposits	991,821	1,244,162	662,341	1,335,850
Net increase (decrease) in bankers drafts and other deposits	(233,367)	20,161	46,930	94,651
Net increase (decrease) in investments sold under agreements to repurchase	(85,968)	38,835	(4,854)	(9,790)
Increase in mortgage finance bonds	560,327	54,456	5,080	10,246
Repayment of mortgage finance bonds	(785,829)	(127,211)	(93,271)	(188,115)
Proceeds from bond issues	185,631	353,883	228,163	460,173
Repayments of bond issues	(15,608)	(12,833)	(38,510)	(77,669)
Net increase (decrease) in short-tem borrowings	(406,798)	265,195	(102,017)	(205,754)
Proceeds from issuance of long-term borrowings	777,077	547,842	628,295	1,267,184
Repayment of long-term borrowings	(360,295)	(897,335)	(316,352)	(638,038)
Sale of repayment of shares	63,202	—	—	—
Repurchase of shares	—	—	84,349	170,120
Dividends paid	(167,359)	(160,810)	(161,411)	(325,544)

NET CASH PROVIDED BY FINANCING ACTIVITIES	623,334	1,565,562	1,161,215	2,342,009

EFFECT OF PRICE-LEVEL RESTATEMENT ON CASH AND DUE FROM BANKS	(41,778)	(21,856)	(64,809)	(130,711)
NET INCREASE (DECREASE) IN CASH AND DUE FROM BANKS	(288,799)	586,318	(535,924)	(1,080,884)
CASH AND DUE FROM BANKS AT BEGINNING OF YEAR	1,011,766	722,967	1,309,285	2,640,646

CASH AND DUE FROM BANKS AT END OF YEAR	722,967	1,309,285	773,361	1,559,762

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the year for:

Interest paid	312,215	382,683	515,576	1,039,845
Income taxes paid	35,242	38,090	45,788	92,348

The accompanying notes 1 to 30 are an integral part of these consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2007)

	Number of shares Millions	Paid in share capital MCh$	Reserves MCh$	Other Accounts MCh$	Net Income MCh$	Total MCh$
Balance as of January 1, 2005	66,377.8	494,566	25,907	1,432	152,628	674,533
Transfer to retained earnings	—	—	5	—	(5)	—
Dividends paid (1)	—	—	—	—	(152,623)	(152,623)
Placement of shares (2)	1,702.0	—	57,637	—	—	57,637
Accumulated deficit development period (3)	—	—	(188)	—	—	(188)
Price-level restatement	—	17,804	523	—	—	18,327
Net change in unrealized gains (losses) on permanent financial investments (*)	—	—	—	(74)	— —	(74)
Net adjustment for translation differences (**)	—	—	—	(3,229)	—	(3,229)
Net Income for the year	—	—	—	—	180,724	180,724

Balance as of December 31, 2005	68,079.8	512,370	83,884	(1,871)	180,724	775,107

Balance as of December 31, 2005 restated in constant Chilean pesos as of December 31, 2007	—	561,841	91,983	(2,052)	198,174	849,946

Balance as of January 1, 2006	68,079.8	512,370	83,884	(1,871)	180,724	775,107
Transfer to retained earnings	—	—	10	—	(10)	—
Capitalization of retained earnings (4)	957.8	30,984	—	—	(30,984)	—
Dividends paid (4)	—	—	—	—	(149,730)	(149,730)
Adjustment to fair value as result of adoption of Circular 3,345 (5)	—	—	960	—	—	960
Price-level restatement	—	11,411	1,321	—	—	12,732
Net change in unrealized gains (losses) on permanent financial investments (*)	—	—	—	(11)	—	(11)
Net adjustment for translation differences (**)	—	—	—	325	—	325
Net Income for the year	—	—	—	—	195,248	195,248

Balance as of December 31, 2006	69,037.6	554,765	86,175	(1,557)	195,248	834,631

Balance as of December 31, 2006 restated in constant Chilean pesos as of December 31, 2007	—	595,818	92,551	(1,672)	209,696	896,393

Balance as of January 1, 2007	69,037.6	554,765	86,175	(1,557)	195,248	834,631
Transfer to retained earnings	—	—	4	—	(4)	—
Capitalization of retained earnings (6)	882.4	33,833	—	—	(33,833)	—
Dividends paid (6)	—	—	—	—	(161,411)	(161,411)
Subscription and payment of shares (7)	2,076.1	84,349	—	—	—	84,349
Price level restatement	—	47,278	6,755	—	—	54,033
Net change in unrealized gains (losses) on permanent financial investments (*)	—	—	—	7	—	7
Net adjustment for translation differences (**)	—	—	—	(2,504)	—	(2,504)
Net income for the year	—	—	—	—	242,288	242,288

Balance as of December 31, 2007	71,996.1	720,225	92,934	(4,054)	242,288	1,051,393

(1)	On March 17, 2005, the Ordinary General Shareholders’ Meeting agreed to distribute a dividend for a total of MCh$152,623 (in historical pesos).
(2)	During the period from May to August 2005, Banco de Chile sold 1,701,994,590 shares issued by Banco de Chile that had been repurchased as part of its Share Repurchase Program in April 2004, for a total amount of MCh$57,637 (in historical pesos).
(3)	Relates to the recognition of the variation in the shareholders’ equity of “Administrador Financiero de Transantiago S.A.”, a banking support company, during its development period.
(4)	On March 23, 2006, at the Extraordinary Shareholders’ Meeting of Banco de Chile, the shareholders agreed to increase the Bank’s capital, through the capitalization of 30% of total income for the year 2005. On March 28, 2006, the Central Bank of Chile communicated its decision of opting for the cash payment of all income payable to it as creditor of the subordinated debt. Consequently, the amount capitalized was MCh$30,984 (in historical pesos), through the issuance and distribution of 957.8 million shares. This implied the distribution of a dividend totaling MCh$149,730 (in historical pesos).
(5)	Relates to the valuation difference generated by the application of Circular No. 3,345, for those financial instruments and derivatives in force as of December 31, 2005 (See Note 2).
(6)	On March 22, 2007, the Extraordinary General Shareholders’ Meeting agreed to increase its capital through the capitalization of 30% of 2006 net income . On March 26, 2007 the Central Bank of Chile communicated its decision to be paid in cash all the income corresponding to it. Consequently, the capitalized amount was Ch$33,832.8 (historical) through issuance and distribution of 882,459,200 shares. This implied distributing a dividend in the total amount of MCh$161,411.3 (historical).
(7)	The Extraordinary General Shareholders’ Meeting of Banco de Chile, held on May 17, 2007, agreed to increase the Bank’s capital in the amount of Ch$110 thousand million through issuance of 2,516,010,979 cash shares without par value.

As of December 31, 2007, 2,076,059,351 cash shares have been subscribed and paid amounting MCh$84,349 (historical).

(*)	These balances are presented net of the deferred taxes originated from adjustments to the market value of the available for sale securities of the New York Branch.
(**)	Relates to the valuation of investments in branches abroad (See Note 1 (s)).

The accompanying notes 1 to 30 are an integral part of these consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2007)

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

The consolidated financial statements include the financial position and results of operations of Banco de Chile and its majority-owned subsidiaries. All significant intercompany transactions and balances have been eliminated in the consolidation. The majority-owned subsidiaries of Banco de Chile as of December 31, 2006 and 2007 are as follows:

Subsidiary

	Interest Owned %
	2006			2007
	Direct	Indirect	Total	Direct	Indirect	Total
Banco de Chile Sucursal Nueva York	100.00	—	100.00	100.00	—	100.00
Banco de Chile Sucursal Miami.	100.00	—	100.00	100.00	—	100.00
Banchile Trade Services Limited	100.00	—	100.00	100.00	—	100.00
Banchile Administradora General de Fondos S.A.	99.98	0.02	100.00	99.98	0.02	100.00
Banchile Asesoría Financiera S.A.	99.96	—	99.96	99.96	—	99.96
Banchile Corredores de Seguros Ltda.	99.75	0.25	100.00	99.75	0.25	100.00
Banchile Corredores de Bolsa S.A.	99.68	0.32	100.00	99.68	0.32	100.00
Banchile Factoring S.A.	99.52	0.48	100.00	99.75	0.25	100.00
Banchile Securitizadora S.A.	99.00	1.00	100.00	99.00	1.00	100.00
Socofin S.A.	99.00	1.00	100.00	99.00	1.00	100.00
Promarket S.A.	99.00	1.00	100.00	99.00	1.00	100.00

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2007)

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

•

For comparative purposes, the consolidated financial statements for periods through December 31, 2006 have been restated in Chilean pesos of general purchasing power as of December 31, 2007 (“constant pesos”), to reflect changes in the CPI from the financial statement dates to December 31, 2007. This updating does not change the prior year’s financial statements or information in any way except to update the amounts therein to constant pesos of similar purchasing power. Amounts previously presented in constant Chilean pesos as of each balance sheet date have been adjusted by the percentage changes in the Chilean CPI to December 31, 2007, as follows:

Year	Change in Index
2005	9.7%
2006	7.4%

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

The values of the CPI used for price-level restatement purposes are as follows:

Year	Index (*)	Change in Index
2005	121.53	3.6
2006	124.11	2.1
2007	133.34	7.4

*	Index as of November 30, of each year under prior month rule described above.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2007)

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

The net charge to income for price-level restatement is comprised of the following restatements of non-monetary assets and liabilities. These figures are expressed in constant Chilean pesos of December 31, 2007.

	Year ended December 31,
	2005	2006	2007
	MCh$	MCh$	MCh$
Shareholders’ equity	(20,097)	(13,674)	(54,033)
Bank premises and equipment	5,124	3,158	10,981
Investment in other companies	236	150	548
Other	2,181	1,209	4,556

Net loss from price-level restatement	(12,556)	(9,157)	(37,948)

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

December 31,	Ch$
2005	17,974.81
2006	18,336.38
2007	19,622.66

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

Chilean pesos as of December 31, 2007)

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

Chilean pesos as of December 31, 2007)

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

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2007)

1. Summary of Significant Accounting Policies (continued)

(f) Financial investments (continued)

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

(g) Transactions with repurchase and resale agreements:

The Bank and its subsidiaries enter into security repurchase agreements as a form of borrowing. Investments that are sold subject to a repurchase obligation and that serve as collateral for borrowings are reclassified as “Trading securities”. The liability to repurchase the investment is classified as “Securities sold under agreements to repurchase”, which is valued in accordance with the agreed-upon interest rate.

The Bank and its subsidiaries also enter into resale agreements as a form of investment. Under these agreements, purchases securities, which are included as assets under the caption “Investments purchased under agreements to resell”, which are valued in accordance with the agreed-upon interest rate.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2007)

1. Summary of Significant Accounting Policies (continued)

(h) Bank premises and equipment

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

(i) Leasing contracts

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

(j) Factoring transactions

Banco de Chile and its subsidiary Banchile Factoring S.A. carry out factoring transactions, where they receive invoices and other commercial instruments representative of credit, with or without recourse, and they advance to the assignor a percentage of the total amounts to be collected from the original debtor.

The caption “Other outstanding loans” includes MCh$469,835 (MCh$441,258 in 2006), corresponding to the amount advanced to the assigner plus accrued interest net of payments received.

(k) Investments in other companies

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

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2007)

1. Summary of Significant Accounting Policies (continued)

(l) Intangibles

In accordance with instructions from the Superintendency of Banks and Financial Institutions, intangible assets are classified in “Other Assets”. Both investments in software and licenses to use trademarks are valued at price-level restated cost and amortized using the straight-line method over their useful lives. The amortization period of the investments in software cannot exceed six years.

As of December 31, 2007, intangible assets amount to MCh$25,930 (MCh$24,311 in 2006), corresponding to investments in software and MCh$52 (MCh$21 in 2006) corresponding to payments for licenses to use trademarks.

(m) Allowance for loan losses

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

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2007)

1. Summary of Significant Accounting Policies (continued)

(m) Allowance for loan losses (continued)

In order to determine allowances for loan losses classified as A1, A2, A3 and B, Banco de Chile uses percentages approved by its Board of Directors. Allowance for debtors classified as C1, C2, C3, C4, D1 and D2 were determined, in conformity with regulations in place, as follows:

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

(n) Income taxes

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

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2007)

1. Summary of Significant Accounting Policies (continued)

(o) Consolidated statements of cash flows

For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks. For the years ended December 31, 2005, 2006 and 2007 the consolidated statement of cash flows has been prepared in accordance with Technical Bulletin No.65 of the Chilean Association of Accountants.

(p) Staff severance indemnities

Banco de Chile has recorded a liability for long-term severance indemnities in accordance with employment contracts it has with certain employees. The liability, which is payable to specified retiring employees with more than 30 years of service, is recorded at the present value of the accrued benefits, which are calculated by applying a real discount rate to the benefit accrued as of year-end over the estimated average remaining service period. For the years ended December 31, 2005, 2006 and 2007, the obligation has been discounted using the real interest rate of 6% per annum.

(q) Fees and expenses related to loans and services

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

(r) Convenience translation to U.S. dollars

Banco de Chile maintains its accounting records and prepares its consolidated financial statements in Chilean pesos. The U.S. dollar amounts disclosed in the accompanying financial statements are presented solely for the convenience of the reader at the observed exchange rate for December 31, 2007 of Ch$495.82 per US$1.00. This translation should not be construed as representing that the Chilean peso amounts actually represent or have been, or could be, converted into U.S. dollars at such a rate or, any other rate.

(s) Translation of financial statements of Banco de Chile’s foreign branches and subsidiaries

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

(t) Reclassifications

For comparative purposes, certain line items of the 2006 consolidated financial statements have been reclassified.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2007)

1. Summary of Significant Accounting Policies (continued)

(u) Assets received in lieu of payment

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

The above mentioned Circular, required retrospective application as of December 31, 2005, recognizing the cumulative effect in equity during 2006. This resulted in a credit of MCh$960 (in historical pesos) to a “Reserves” account within equity in 2006. This reserve corresponds to an remitted. profits On other hand, for the investment securities and derivatives portfolio held during 2006, the application of this new standard generated a higher income of MCh$836, which is included in the line item “Gains from trading activities”.

During 2007, there have not been accounting changes that may significantly affect these consolidated financial statements.

3. Cash and Due from Banks

Included in cash and due from banks are amounts maintained by Banco de Chile with various foreign and local banks, including the Chilean Central Bank (“Central Bank”).

In accordance with guidelines established by the Superintendency of Banks, Banco de Chile must maintain certain non-interest bearing balances in its account with the Central Bank. The required balances are based upon specified financial criteria, including the level of Banco de Chile’s deposits, the amounts of its foreign borrowings and its average liabilities. These restricted cash amounts totaled MCh$241,149 and MCh$292,038 as of December 31, 2006 and 2007, respectively.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2007)

4. Financial Investments

(a) Trading Securities:

The detail of securities classified as trading is as follows:

	As of December 31,		Weighted Average Nominal Rate as of December 31, 2007
	2006	2007
	MCh$	MCh$	%
Instruments issued by the Chilean Government and the Central Bank of Chile
Instruments issued by the Central Bank of Chile	529,211	302,065	5.71%
Instruments issued by the General Treasury of the Republic	—	414	3.81
Other government instruments	469	273	3.44

Subtotal	529,680	302,752	5.70

Other Financial Instruments
Promissory notes for deposits in Chilean banks	275,624	395,122	7.45
Other foreign instruments issued	259,133	365,452	4.88
Bonds from other Chilean companies	104,943	100,192	5.81
Instruments issued by foreign Governments or Central Banks	58,800	—	—
Mortgage bonds of Chilean banks	53,633	60,852	4.61
Other instruments issued in Chile	4,165	4,102	4.11
Bonds from Chilean banks	—	19,009	6.98

Subtotal	756,298	944,729	6.03

Total	1,285,978	1,247,481	5.95%

Instruments issued by the Chilean Government and the Central Bank of Chile include instruments sold under agreements to repurchase to customers and financial institutions, amounting to MCh$59,955 and MCh$48,727 as of December 31, 2006 and 2007, respectively. Other Financial Instruments include instruments sold under agreements to repurchase to customers and financial instruments, amounting to MCh$233,943 and MCh$190,472 as of December 31, 2006 and 2007, respectively.

(b) Investment Securities:

The detail of instruments classified as available for sale securities and as investments held to maturity is as follows:

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2007)

4. Financial Investments (continued)

(b) Investment Securities (continued):

(i) Available for sale

	As of December 31,		Weighted Average Nominal Rate as of December 31, 2007
	2006	2007
	MCh$	MCh$	%
Other Financial Instruments:
Instruments issued by foreign Governments or Central Banks	43,031	—	—

Total	43,031	—	—

(ii) Held to maturity

	As of December 31,		Weighted Average Nominal Rate as of December 31, 2007
	2006	2007
	MCh$	MCh$	%
Other Financial Instruments:
Instruments issued by foreign Governments or Central Banks	17,187	—	—

Total	17,187	—	—

As of December 31, 2006, the portfolio of available for sale securities include a net unrealized loss of MCh$9 recorded in equity.

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

Chilean pesos as of December 31, 2007)

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

The following table summarizes the most significant loan concentrations expressed as a percentage of total loans, excluding contingent loans and before allowance for loan losses:

	As of December 31,
	2006	2007
	%	%
Financial services	19.93	18.98
Residential mortgage loans	17.98	18.67
Manufacturing	8.30	8.45
Commerce	10.25	9.54
Agriculture, livestock, forestry, agribusiness, fishing	5.00	4.66
Consumer loans	12.50	11.99

Substantial portions of Banco de Chile’s loans are to borrowers doing business in Chile.

6. Leasing Contracts

Banco de Chile’s scheduled cash flows to be received from leasing contracts have the following maturities as of December 31, 2007:

	As of December 31, 2007
Maturity	Total Receivable	Unearned Income	Net lease Receivable
	MCh$	MCh$	MCh$
Due within one year	253,779	(29,057)	224,722
Due after 1 year but within 2 years	156,602	(20,387)	136,215
Due after 2 years but within 3 years	100,967	(14,031)	86,936
Due after 3 years but within 4 years	66,154	(9,890)	56,264
Due after 4 years but within 5 years	44,749	(7,261)	37,488
Due after 5 years	129,512	(19,411)	110,101

Total leasing contracts	751,763	(100,037)	651,726

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2007)

6. Leasing Contracts (continued)

Leased assets consist principally of real estate, industrial machinery, vehicle, and computer equipment. The allowance for uncollectible lease receivable was MCh$8,036 as of December 31, 2007 (MCh$6,692 as of December 31, 2006), which forms part of the allowance for loan losses.

7. Allowance for Loan Losses

The changes in the allowance for loan losses for the periods indicated are as follows:

	Years ended December 31,
	2005	2006	2007
	MCh$	MCh$	MCh$
Balance as of January 1,	174,701	154,948	155,707
Price-level restatement (1)	(6,234)	(3,168)	(10,746)
Charge-offs	(73,845)	(65,161)	(71,564)
Provisions established	62,071	69,634	87,952
Provisions released	(1,745)	(546)	(209)

Balance as of December 31,	154,948	155,707	161,140

(1)	Reflects the effect of both inflation and exchange rate changes of foreign branches and Banco de Chile’s subsidiary on the allowance for loan losses at the beginning of each period, adjusted to constant pesos of December 31, 2007.

The provisions for loan losses included in the results of operations for the periods indicated is as follows:

	Years ended December 31,
	2005	2006	2007
	MCh$	MCh$	MCh$
Provisions established	62,071	69,634	87,952
Provisions released	(1,745)	(546)	(209)
Loan loss recoveries	(36,171)	(30,179)	(35,124)

Net charges to income	24,155	38,909	52,619

8. Bank Premises and Equipment

The major categories of Bank premises and equipment net of accumulated depreciation are as follows:

	As of December 31,
	2006	2007
	MCh$	MCh$
Land and buildings	106,484	103,459
Machinery and equipment	49,774	59,110
Furniture	3,281	2,822
Vehicles	903	1,014
Others	2,459	2,759

Bank premises and equipment, net	162,901	169,164

In accordance with rules of the Superintendency of Banks, Bank premises and equipment are presented net of accumulated depreciation.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2007)

9. Investments in other companies

As of December 31, 2005, 2006 and 2007, investments in other companies and Banco de Chile’s participation in those companies’ results of operations for each of the periods indicated, consist of the following:

	As of and for the years ended December 31,
	2005		2006		2007		Ownership Interest 2007
	Investment	Income (Loss)	Investment	Income (Loss)	Investment	Income (Loss)
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	%
Servipag Ltda.	1,350	231	1,625	276	1,962	337	50.00
Soc. Operadora de Tarjetas de Crédito Nexus S.A.	1,254	200	1,309	254	1,208	234	25.81
Redbanc S.A.	1,000	153	1,013	164	1,001	152	25.42
Transbank S.A.	983	151	983	151	985	152	17.44
Bolsa de Comercio de Santiago (Stock Exchange)	641	113	675	159	682	215	4.17
Soc. Operadora Cámara Compensación de Pagos de Alto Valor S.A. (1)	308	(6)	370	62	419	48	11.52
Centro de Compensación Automatizado S.A. (CCA S.A.)	233	38	258	43	275	37	33.33
Artikos Chile S.A. (2)	129	(201)	176	47	231	54	50.00
Sociedad Interbancaria de Depósito de Valores S.A	200	38	202	44	215	42	17.60
Bolsa de Valores de Chile (Stock Exchange)	155	8	164	9	171	8	5.00
Administrador Financiero de Transantiago S.A. (3)	1,393	75	1,286	(102)	—	(3,326)	20.00
Empresa de Tarjetas Inteligentes S.A.(4)	—	(53)	—	—	—	—

Total investments in other companies accounted for under the equity method	7,646	747	8,061	1,107	7,149	(2,047)
Other investments carried at cost	205	—	201	—	208	—

Total investments in other companies	7,851	747	8,262	1,107	7,357	(2,047)

(1)	On September 23, 2004, a banking support company, “Sociedad Operadora Cámara de Compensación de Pagos de Alto Valor S.A.”, was formed. This company’s objective is to provide check clearing services among its members. Banco de Chile subscribed and fully paid MCh$292 (in historical pesos) for this company’s capital, which gives it a participation of 18.16%. As December 31, 2005 Banco de Chile’s participation decreased to 11.66% as result of payment of shares subscribed by other that were not paid as of December 31, 2004.

On January 5, 2006, Banco de Chile decreased its participation to 11.52% as a result of not concurrence to a capital increase in “Sociedad Operadora Cámara Compensación de Pagos de Alto Valor S.A.”.

(2)	On June 2, 2005, as agreed by the Board of Directors of Banco de Chile at meeting No. 2,599, held on May 12, 2005, Banco de Chile subscribed and paid MCh$250 (in historical pesos) for a capital increase at “Artikos Chile S.A.”.
(3)	On June 8, 2005, as agreed by the Board of Directors of Banco de Chile at meeting No. 2,599, held on May 12, 2005, Banco de Chile subscribed and paid 200,000 shares, for a value of MCh$1,352 (in historical pesos), for this company’s capital, for the formation of an Banking Support Company to the line of business called “Administrador Financiero de Transantiago S.A.”.

During December 2007, by agreement of the Extraordinary Shareholders’ Meeting of Administrdor Financiero de Transantiago S.A. the extraordinary contributions made by the partners were capitalized, whereby Banco de Chile capitalized MCh$2,040 (historical).

(4)	On March 28, 2005, the Extraordinary Shareholders’ Meeting of “Empresa de Tarjetas Inteligentes S.A.” agreed to dissolve the company.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2007)

10. Other Assets and Other Liabilities

(a) Other assets

	As of December 31,
	2006	2007
	MCh$	MCh$
Mutual funds	106,873	164,385
Amounts receivable under spot foreign exchange transaction	154,069	82,532
Credit card charges in process	68,120	78,396
Notes receivable	7,088	48,686
Deferred income tax assets	58,520	45,034
Payments from counterparties to be settled	39,487	44,115
Assets held for leasing	43,190	37,917
Intangibles (software and licenses for trademark use)	24,332	25,982
Deferred fees	15,272	17,105
Imports on their own account	1,987	15,693
Transactions in process	8,928	10,321
Assets to be securitized	5,220	6,331
VAT fiscal credit	6,476	5,764
Accounts receivable for assets received in lieu of payment sold	2,480	3,009
Recoverable taxes	5,280	1,849
Prepaid expenses	1,992	1,804
Additional consideration paid in the purchase of mortgage bonds	1,235	1,042
Materials and supplies	687	638
Other	17,367	24,178

Total other assets	568,603	614,781

(b) Other liabilities

	As of December 31,
	2006	2007
	MCh$	MCh$
Accounts payable	167,706	110,454
Amounts payable under spot foreign exchange transaction	109,226	60,418
Notes payable	5,219	22,024
Deferred tax liabilities	22,285	14,625
Accrued staff vacation expense	13,138	13,622
Transactions in process	8,465	11,716
Payments to counterparties to be settled	47,905	10,451
Unearned interest on leasing transactions	6,942	6,924
Administration and credit card contract provision	5,907	6,727
Provision for staff severance indemnities and personnel expenses	6,912	6,705
VAT payable	6,370	6,617
Allowance of income taxes, net	—	5,685
Deferred fees	4,048	3,130
Legal contingencies provision	1,489	1,019
Other	7,358	3,734

Total other liabilities	412,970	283,851

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2007)

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

11. Other Interest Bearing Liabilities

Banco de Chile’s long-term and short-term borrowings are summarized below. In accordance with the guidelines established by the Superintendency of Banks, Banco de Chile does not present a classified balance sheet. Borrowings are described as short-term when they have original maturities of less than one year or are due on demand. All other borrowings are described as long-term, including the amounts due within one year on such borrowings. None of the following financial liabilities are collateralized, except for investment sold under agreement to repurchase, nor are subject to covenants.

	As of December 31, 2006			As of December 31, 2007
	Long-term	Short-term	Total	Long-term	Short-term	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Central Bank Credit lines for renegotiation of loans	885	—	885	513	—	513
Mortgage finance bonds	512,982	—	512,982	397,333	—	397,333
Bonds	595,288	—	595,288	772,801	—	772,801
Subordinated bonds	435,982	—	435,982	446,395	—	446,395
Borrowings from domestic financial institutions	—	94,792	94,792	—	73,947	73,947
Foreign borrowings	342,792	292,557	635,349	628,887	153,981	782,868
Investments sold under agreements to repurchase	—	329,563	329,563	—	301,979	301,979
Other obligations	3,059	25,329	28,388	4,870	53,620	58,490

Total other interest bearing liabilities	1,890,988	742,241	2,633,229	2,250,799	583,527	2,834,326

(a) Central Bank borrowings

Central Bank borrowings include credit lines for the renegotiation of loans and other Central Bank borrowings. Credit lines were provided by the Central Bank for the renegotiation of mortgage loans due to the need to refinance debts as a result of the economic recession and crisis of the Chilean banking system from 1982 to 1985. The credit lines for the renegotiations of mortgage loans are linked to the UF index and carry a real annual interest rate of 3.70%. The maturities of the outstanding amounts are as follows:

As of December 31, 2007
MCh$
Due within 1 year	513
Due after 1 year but within 2 years	—
Due after 2 years but within 3 years	—
Due after 3 years but within 4 years	—
Due after 4 years but within 5 years	—
Due after 5 years	—

Total long-term (Credit lines for renegotiation of loans)	513
Total short-term (Other Central Bank borrowings)	—

Total Central Bank borrowings	513

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2007)

11. Other Interest Bearing Liabilities (continued)

(b) Mortgage finance bonds

These bonds are used to finance the granting of mortgage loans. The outstanding principal amounts of the bonds are amortized on a quarterly basis. The range of maturities of these bonds is between five and twenty years. The bonds are linked to the UF index and carry a weighted average annual rate of interest of 4.04% as of December 31, 2007.

The maturities of outstanding mortgage bond amounts as of December 31, 2007 are as follows:

	As of December 31, 2007
	MCh$
Due within 1 year		59,948
Due after 1 year but within 2 years		44,876
Due after 2 years but within 3 years		43,623
Due after 3 years but within 4 years		41,335
Due after 4 years but within 5 years		37,839
Due after 5 years		169,712

Total mortgage finance bonds	Ch$	397,333

(c) Bonds

The maturities of outstanding bond amounts as of December 31, 2007 are as follows:

As of December 31, 2007
MCh$
Due within 1 year	23,580
Due after 1 year but within 2 years	146,400
Due after 2 years but within 3 years	163,066
Due after 3 years but within 4 years	111,193
Due after 4 years but within 5 years	92,111
Due after 5 years	236,451

Total bonds	772,801

Bonds are linked to the UF Index and carried an average real annual interest rate of 3.50% as of December 31, 2007, with interest and principal payments due semi-annually. The bonds were originally intended to finance loans that had a maturity of greater than one year.

In the period between March and November 2007, Banco de Chile carried out a common bond issuance in unidades de fomento divided into series “S”, “U” and “W”. The common bonds issued in series “S” and “U”, for a total amount of MCh$113,730 (historical), have a 10-year maturity term and interest rates of 3.2% and 3.7%, respectively. Series “W” common bonds were issued for an amount of MCh$77,514 (historical) with a maturity term of 5 years and a 3.1% interest rate.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2007)

11. Other Interest Bearing Liabilities (continued)

(d) Subordinated bonds

Our currently outstanding subordinated bonds are linked to the UF index with interest and principal payments due semi-annually. The discount on the issuance of the currently outstanding subordinated bonds is amortized over the life of the bond. As of December 31, 2007, the effective real interest rate was 6.27% taking into consideration the discount on issuance.

The bonds are intended to finance loans having a maturity greater than one year. As of December 31, 2007 the outstanding maturities of the bonds, which are considered long-term, are as follows:

As of December 31, 2007
MCh$
Due within 1 year	31,924
Due after 1 year but within 2 years	21,797
Due after 2 years but within 3 years	23,702
Due after 3 years but within 4 years	26,688
Due after 4 years but within 5 years	26,689
Due after 5 years	315,595

Total subordinated bonds	446,395

During April 2007, Banco de Chile issued subordinate bonds with a 24-year maturity term. The subordinate bonds were issued in unidades de fomento and its proceeds amounted to MCh$36,919 (historical), accruing annual interest at a rate of 4.5%.

Subordinated bonds are considered in the calculation of “effective equity” for the purpose of determining our minimum capital requirements.

(e) Borrowings from domestic financial institutions

Borrowings from domestic financial institutions are used to fund Banco de Chile’s general activities, carry a weighted average annual real interest rate of 4.91% and have the following outstanding maturities as of December 31, 2007.

As of December 31, 2007
MCh$
Due within 1 year	—
Due after 1 year but within 2 years	—
Due after 2 years but within 3 years	—
Due after 3 years but within 4 years	—
Due after 4 years but within 5 years	—
Due after 5 years	—

Total long-term	—
Total short-term	73,947

Total borrowings from domestic financial institutions	73,947

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2007)

11. Other Interest Bearing Liabilities (continued)

(f) Foreign borrowings

Banco de Chile has short-term and long-term borrowings from foreign banks. The outstanding maturities of these borrowings as of December 31, 2007 are as follows:

As of December 31, 2007
MCh$
Due within 1 year	611,320
Due after 1 year but within 2 years	9,005
Due after 2 years but within 3 years	8,562
Due after 3 years but within 4 years	—
Due after 4 years but within 5 years	—
Due after 5 years	—

Total long-term	628,887
Total short-term	153,981

Total foreign borrowings	782,868

Each of these loans is denominated in foreign currency and is principally used to fund our foreign trade loans and carry an average annual nominal interest rate of 1,9% as of December 31, 2007.

(g) Other obligations

	As of December 31,
	2006	2007
	MCh$	MCh$
Other long-term obligations:
Obligations with Chilean government	3,059	4,870

Total other long-term obligations	3,059	4,870
Other short-term obligations	25,329	53,620

Total other obligations	28,388	58,490

As of December 31, 2007, other obligations had the following maturities:

As of December 31, 2007
MCh$
Due within 1 year	500
Due after 1 year but within 2 years	746
Due after 2 years but within 3 years	857
Due after 3 years but within 4 years	737
Due after 4 years but within 5 years	616
Due after 5 years	1,414

Total long-term	4,870
Total short-term	53,620

Total other obligations	58,490

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2007)

12. Obligations Arising From Lease Commitments

Banco de Chile leases certain premises under operating leases. The following table shows the future minimum payments under the terms of the lease commitments, expressed in constant Chilean pesos as of December 31, 2007.

As of December 31, 2007
MCh$
Due within 1 year	8,725
Due after 1 year but within 2 years	7,248
Due after 2 years but within 3 years	6,136
Due after 3 years but within 4 years	4,144
Due after 4 years but within 5 years	2,644
Due after 5 years	8,810

Total obligations arising from lease commitments	37,707

The rental expense on the premises was MCh$9,160, MCh$10,847 and MCh$11,362 for the years ended December 31, 2005, 2006 and 2007, respectively, and is included in the Consolidated Statements of Income under “Administrative and other expenses”.

13. Derivative Instruments

(a) The Bank uses derivative instruments for investing and hedging purposes

	Notional amount of contract with final expiration date in						Fair value
	Less than 3 months		Over 3 months/ Less than 1 year		Over 1 year		Assets		Liabilities
	2006	2007	2006	2007	2006	2007	2006	2007	2006	2007
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Derivatives held for hedging purposes
Interest rate swaps	—	—	—	—	114,796	99,164	3,542	4,923	—	—

Total derivatives held for hedging purposes	—	—	—	—	114,796	99,164	3,542	4,923	—	—

Derivatives held for investing purposes

Currency forwards	1,445,354	3,239,341	1,951,301	1,742,170	528,983	191,445	24,185	38,068	31,372	63,716
Interest rate swaps	—	23,736	—	86,208	875,316	647,970	4,664	3,847	3,749	4,566
Currency and rate swaps	—	9,916	25,764	100,664	129,145	79,331	21,389	34,060	39,422	51,694
Call options	—	14,742	—	8,017	—	—	—	91	—	73
Rate call options	—	—	4,477	—	728,851	591,816	458	—	589	113
Currency put options	—	3,822	—	—	—	—	—	123	—	—

Total derivatives held for investing purposes	1,445,354	3,291,557	1,981,542	1,937,059	2,262,295	1,510,562	50,696	76,189	75,132	120,162

Total derivative instruments	1,445,354	3,291,557	1,981,542	1,937,059	2,377,091	1,609,726	54,238	81,112	75,132	120,162

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2007)

13. Derivative Financial Instruments (continued)

(b) Fair value of traded instruments

The table below sets forth the estimated fair value of derivative financial instruments held or issued by the Bank for trading and hedging purposes as of December 31, 2006 and 2007.

	Fair values as of December 31,
	2006	2007
	MCh$	MCh$
Contract to purchase and sell foreign exchange	(7,187)	(25,648)
Currency and interest rate swaps and options	(13,707)	(13,402)

For those instruments held by the Bank where no quoted market prices are available, fair values have been estimated using modeling and other valuation techniques.

14. Minimum Regulatory Capital Requirements

In accordance with the Chilean Banking Law, Chilean Banks are required to maintain a minimum equity level of UF800,000, equivalent to MCh$15,698 as of December 31, 2007. In addition, Chilean Banks are required to maintain a minimum “capital” (capital and reserves) of at least 3% of their total assets net of provisions, and an “effective equity” of not less than 8% of their “risk-weighted assets”. The “effective equity” is defined as “net capital base” plus subordinated bonds, up to 50% of the capital and reserves, plus voluntary provisions of up to 1.25% of their risk-weighted assets. The value of the subordinated bonds that can be considered in the “effective equity” should decrease by 20% per year beginning six years prior to maturity.

Banco the Chile’s actual qualifying “net capital base” and “effective equity” used to support its “risk-weighted assets” as of December 31, 2007, are set forth in the following table:

As of December 31, 2007
MCh$
Basic Capital	809,105
3% of total assets net of provisions	(441,346)

Excess over minimum required equity	367,759

Net capital base as a percentage of the total assets, net of provisions	5.50%

Effective equity	1,233,370
8% of risk-weighted assets	(922,943)

Excess over minimum required equity	310,427

Effective equity as a percentage of the risk-weighted assets (*)	10.69%

(*)	This ratio has been determined on total assets adjusted by risk on a consolidated basis, as established by Circular No.3,178 dated June 7, 2002, of the Superintendency of Banks.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2007)

15. Shareholders’ Equity

Dividends

Dividends are declared and paid during the year subsequent to that in which the related net income was earned.

Dividends declared and paid in 2005, 2006 and 2007 in constant Chilean pesos of December 31, 2007 are as follows:

	Paid during the year ended December 31,
	2005	2006	2007
	MCh$	MCh$	MCh$
Dividends relating to prior year net income	167,359	160,810	161,411

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

(a) Loans granted to related parties

Loans to related parties, all of which are current, are as follows:

	As of December 31,
	2005		2006		2007
	Loans	Collateral Pledged	Loans	Collateral Pledged	Loans	Collateral Pledged
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Operating companies	121,721	53,043	155,449	74,704	174,366	52,741
Investment companies	9,050	136	11,668	130	34,673	12
Individuals (1)	4,023	3,400	4,130	3,862	4,268	3,959

Total	134,794	56,579	171,247	78,696	213,307	56,712

(1)	Includes only debt obligations that are equal to or greater than UF3,000, equivalent to approximately MCh$59 as of December 31, 2007.

The activity in the balances of loans to related parties are as follows:

	2006	2007
	MCh$	MCh$
Balance as of January 1,	134,794	171,247
New loans	79,726	111,052
Repayments	(40,499)	(57,193)
Price-level restatement (1)	(2,774)	(11,799)

Balance as of December 31,	171,247	213,307

(1)	Reflects the effect of restatement of beginning balances to constant pesos of December 31, 2007.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2007)

16. Transactions with Related Parties (continued)

(b) Other transactions with related parties

During the years ended December 31, 2005, 2006 and 2007, Banco de Chile incurred the following expenses and income as a result of transactions with related parties equal to or greater than UF 5,000 equivalent to approximately MCh$98 as of December 31, 2007.

	Years ended December 31,
	2005		2006		2007
	Expense	Revenue	Expense	Revenue	Expense	Revenue
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Empresa Nacional de Telecomunicaciones S.A.	2,458	—	3,593	—	4,254	—
Redbanc S.A.	3,800	—	4,157	—	3,830	—
Operadora de Tarjetas de Crédito Nexus S.A.	2,819	—	3,378	—	3,662	—
Entel Telefonía Local S.A.	857	—	1,862	—	1,899	—
Entel PCS Telecomunicaciones S.A.	242	—	497	—	576	—
Depósito Central de Valores, Depósitos de Valores S.A.	449	—	473	—	536	—
Bolsa de Comercio de Santiago Bolsa de Valores	227	—	325	—	372	—
Banchile Cía de Seguros de Vida S.A.	282	—	331	—	353	—
Plaza Oeste S.A.	264	—	299	—	353	—
Soc. Operadora de la Cámara Com. Pagos Alto Valor S.A.	41	—	379	—	311	—
Parque Arauco S.A.	—	—	—	—	307	—
Artikos S.A.	130	—	219	—	211	—
Empresa periodística La Tercera S.A.	—	—	—	—	209	—
Sonda S.A.	656	—	932	—	175	—
Asociación de Bancos e Instituciones Financieras	116	—	146	—	161	—
Plaza Antofagasta S.A.	—	—	46	—	146	—
Plaza El Trébol S.A.	60	—	103	—	127	—
Línea Aérea Nacional Chile S.A.	—	122	—	124	—	125

Subtotal	12,401	122	16,740	124	17,482	125

Transactions between 1,000 and 5,000 UF:
Services expenses	159	—	292	—	346	—
Rental income.	137	—	116	—	163	—

Subtotal	296	—	408	—	509	—

Total	12,697	122	17,148	124	17,991	125

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

Chilean pesos as of December 31, 2007)

17. Fees and income from services and non-operating income and expenses

Banco de Chile’s fees and income from services and non-operating income and expenses for the years ended December 31, 2005, 2006 and 2007 are summarized as follows:

	Years ended December 31,
	2005		2006		2007
	Income	Expenses	Income	Expenses	Income	Expenses
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Fees and income from services
Mutual funds management	27,931	(2,507)	29,328	(2,514)	38,692	(3,730)
Insurance	22,102	(172)	26,237	(216)	29,984	(267)
Sight accounts and ATMs	24,568	(10,198)	26,411	(10,856)	28,849	(10,463)
Checking accounts and overdrafts	26,003	—	25,854	—	26,963	—
Credit cards	19,247	(6,744)	23,016	(8,449)	24,214	(9,200)
Stock brokerage	16,591	(34)	11,950	(672)	16,388	(564)
Cash management services	10,520	(252)	11,670	(101)	11,431	(62)
Collection of over-due loans	9,492	—	10,614	—	10,955	—
Credit lines	7,974	—	8,676	—	7,580	—
Credits	10,487	—	4,905	—	5,668	—
Foreign trade and currency exchange	3,659	—	4,304	—	3,940	—
Letters of credit, guarantees, collaterals and other contingent loans	5,207	—	4,123	—	3,596	—
Custody and trust services	1,932	—	2,230	—	2,371	—
Collection services	2,771	—	2,088	—	1,880	—
Income and revenue from assets received in lieu of payment	5,562	(1,703)	4,016	(1,513)	1,407	(1,145)
Financial advisory services	1,012	—	3,054	—	1,211	—
Factoring	678	(9)	933	(7)	1,040	(5)
Leasing	1,743	(336)	1,576	(214)	460	(252)
Fees from sales force	—	(16,465)	—	(23,900)	—	(16,738)
Teller services (Servipag)	—	(4,343)	—	(4,947)	—	(5,273)
Cobranding	—	(6,379)	—	(7,493)	—	(6,694)
Others	4,087	(1,874)	5,859	(2,431)	8,146	(1,892)

Total	201,566	(51,016)	206,844	(63,313)	224,775	(56,285)

Non-operating income and expenses
Gains on sales of assets received in lieu of payment	4,809	—	10,248	—	13,722	—
Rental income	2,580	—	2,573	—	2,542	—
Indemnity of sinesters	5	—	—	—	510	—
Income from sale of fixed assets	134	—	77	—	468	—
Recoveries of expenses	323	—	277	—	411	—
Prior year tax differences	—	—	3,591	—	72	—
Dividends received	100	—	59	—	45	—
Foreign trade income	144	—	56	—	31	—
Leasing income	61	—	6	—	10	—
Gains from sale of shares	—	—	480	—	—	—
Charge-offs assets received in lieu of payment	—	(11,871)	—	(11,237)	—	(10,987)
Charge-offs	—	(1,408)	—	(1,461)	—	(2,163)
Write-offs for frauds	—	(598)	—	(599)	—	(237)
Legal contingencies provision	—	(21)	—	(577)	—	(40)
Expenses on charge-offs for leasing	—	(394)	—	(214)	—	(1)
Advertising expenses	—	(68)	—	(76)	—	(28)
Charge-offs and provisions related to fixed assets	—	(27)	—	(19)	—	(51)
Provision for recovered leased assets	—	(1,164)	—	(16)	—	(163)
Reversal of adjustments and interest from previous years	—	(53)	—	(216)	—	(64)
Other	463	(592)	431	(403)	833	(1,283)

Total	8,619	(16,196)	17,798	(14,818)	18,644	(15,017)

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2007)

18. Board of Directors Compensation

As agreed at the Shareholders Meeting, during 2006 and 2007 Banco de Chile and its subsidiaries have paid, and charged to income, the following compensation to their Directors:

	Remunerations		Fees for attending Board meetings		Fees for attending Committees and Subsidiary Board meetings (1)		Consulting		Total
Name of Director	2006	2007	2006	2007	2006	2007	2006	2007	2006	2007
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Pablo Granifo Lavín	—	294	—	33	—	197	—	—	—	524
Andrónico Luksic Craig	140	136	9	12	—	—	—	—	149	148
Jorge Awad Mehech	47	45	23	22	89	73	—	—	159	140
Hernán Büchi Buc	—	34	—	15	—	31	—	—	—	80
Jacob Ergas Ergas	47	45	16	16	61	60	—	—	124	121
Jaime Estévez Valencia	—	34	—	17	—	49	—	—	—	100
Guillermo Luksic Craig	47	45	10	7	—	—	—	—	57	52
Rodrigo Manubens Moltedo	47	45	20	22	99	103	9	45	175	215
Gonzalo Menéndez Duque	47	45	23	23	127	123	—	—	197	191
Francisco Pérez Mackenna	47	45	20	21	58	61	—	—	125	127
Fernando Cañas Berkowitz	338	33	45	9	252	95	—	—	635	137
Thomas Fürst Freiwirth	47	45	21	21	72	63	—	—	140	129
Jorge Ergas Heymann	47	45	21	16	41	39	—	—	109	100
Jorge Díaz Vial	39	66	19	10	37	22	—	1	95	99
Segismundo Schulin-Zeuthen Serrano	47	11	20	5	43	11	70	12	180	39
Máximo Pacheco Matte	47	11	19	3	3	—	—	—	69	14
Edmundo Eluchans Urenda	8	—	3	—	4	—	—	—	15	—
Other subsidiaries directors	—	—	—	—	124	84	—	—	124	84

Total	995	979	269	252	1,010	1,011	79	58	2,353	2,300

(1)	Includes fees paid to members of the advisory committee of Banchile Corredores de Seguros Ltda..

19. Loan Loss Recoveries

	Years ended December 31,
	2005 MCh$	2006 MCh$	2007 MCh$

Loan portfolio previously charged-off	35,629	30,139	34,738
Loans reacquired from Central Bank	542	40	386

Total	36,171	30,179	35,124

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

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2007)

20. Foreign Currency Position

The consolidated balance sheets include assets and liabilities denominated in foreign currencies, which have been translated to Chilean pesos at the Observed Exchange Rates as of December 31, 2006 and 2007 and assets and liabilities denominated in Chilean pesos but that contain repayment terms linked to changes in foreign currency exchange rates, detailed below:

	As of December 31, 2006			As of December 31, 2007
	Payable in Foreign Currency	Payable in Chilean Pesos	Total	Payable in Foreign Currency	Payable in Chilean Pesos	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
ASSETS
Cash and due from banks	881,724	—	881,724	112,699	—	112,699
Loans	956,719	11,482	968,201	1,070,776	1,229	1,072,005
Contingent loans	437,693	—	437,693	466,862	—	466,862
Trading securities	404,047	9,959	414,006	483,010	62	483,072
Held to maturity and available for sale	60,218	—	60,218	—	—	—
Leasing contracts	—	56,056	56,056	—	80,529	80,529
Other assets	107,454	—	107,454	429,152	—	429,152

Total assets	2,847,855	77,497	2,925,352	2,562,499	81,820	2,644,319

LIABILITIES
Deposits	1,252,154	224	1,252,378	1,078,386	34	1,078,420
Contingent liabilities	439,565	—	439,565	466,566	—	466,566
Borrowings from domestic financial institutions	134,646	—	134,646	93,982	—	93,982
Foreign borrowings	635,274	—	635,274	782,834	—	782,834
Other liabilities	445,054	258	445,312	220,010	191	220,201

Total liabilities	2,906,693	482	2,907,175	2,641,778	225	2,642,003

NET (LIABILITIES) ASSETS	(58,838)	77,015	18,177	(79,279)	81,595	2,316

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2007)

21. Income Taxes

Banco de Chile and its subsidiaries have recorded in the Financial Statements the effects of deferred taxes and amortization of its complementary accounts, as provided by the Chilean Association of Accountants. The movements and effects from deferred taxes are shown on the following table:

	Balance as of December 31, 2006 (1)	2007 Deferred taxes	Balance as of December 31, 2007
	MCh$	MCh$	MCh$
Deferred tax assets

Allowances for loan losses	25,841	(3,546)	22,295
Obligations with repurchase agreements	8,921	(4,325)	4,596
Leasing equipment	3,344	(452)	2,892
Assets at market value	839	(761)	78
Personnel provisions	2,336	(149)	2,187
Staff vacations	2,026	220	2,246
Accruals interest and readjustments from past due loans	1,462	114	1,576
Staff severance indemnities	959	135	1,094
Other adjustments	8,759	(689)	8,070

Total	54,487	(9,453)	45,034

Deferred tax liabilities
Investments with repurchase agreements	8,911	(4,391)	4,520
Depreciation and price-level restatement of fixed assets	5,990	(1,732)	4,258
Transitory assets	3,158	378	3,536
Other adjustments	2,691	(380)	2,311

Total	20,750	(6,125)	14,625

(1)	For presentation purposes, deferred income tax balances as of December 31, 2006 are presented on a historical basis. For comparison purposes, price-level restated amounts for 2006 correspond to MCh$58,520 for net deferred tax assets and MCh$22,285 for net deferred tax liabilities.

“Income taxes” as presented in the Consolidated Statements of Income for the years ended December 31, 2005, 2006 and 2007 are summarized as follows:

	Years ended December 31,
	2005	2006	2007
	MCh$	MCh$	MCh$
Current income tax provision	(16,535)	(17,047)	(22,300)
Deferred tax effect for the year	(5,254)	(7,863)	(3,328)
Non-deductible expenses Art. 21	(1,667)	(969)	(1,292)

Income taxes expense	(23,456)	(25,879)	(26,920)

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2007)

22. Commitments and contingencies

(a) Legal contingencies

In the ordinary course of business, Banco de Chile and its subsidiaries act as defendant or co-defendant in various litigation matters. Although there can be no assurances, Banco de Chile’s management believes, based on information currently available, that the ultimate resolution of these legal proceedings are not likely to have a material adverse effect on its results of operations, financial condition, or liquidity. Banco de Chile has established provisions for legal contingencies in the amount of MCh$1,489 and MCh$1,019 as of December 31, 2006 and 2007, respectively.

(b) Commitments

Banco de Chile is party to transactions with off-balance sheet risk in the normal course of its business, which exposes Banco de Chile to credit risk in addition to amounts recognized in the consolidated financial statements. These transactions include commitments to extend credit not otherwise accounted for as contingent loans, such as overdrafts and credit card lines of credit. Such commitments are agreements to lend to a customer at a future date, subject to compliance with the contractual terms. Since a substantial portion of these commitments is expected to expire without being drawn on, the total commitment amounts do not necessarily represent actual future cash requirements of Banco de Chile. The amounts of these loan commitments are MCh$3,455,580 and MCh$3,558,267 and the amounts of subscribed leasing contracts are MCh$102,733 and MCh$96,166 as of December 31, 2006 and 2007, respectively.

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

Additionally, on December 31, 2007 Banco de Chile and Citibank N.A. signed an “Agreement to Purchase the Assets and Assume the Liabilities” of the New York and Miami Branches, effective January 1, 2008, by which Citibank N.A. acquired its assets and assumed its liabilities with certain exclusions, after receiving authorization from the federal agency Office of the Comptroller of the Currency (OCC) and the Federal Reserve Bank of Atlanta, paying Banco de Chile, on January 3, 2008, a total price of US$130 million.

As a consequence of the above, the Miami and New York Branches of Banco de Chile have entered into a process of liquidating the assets not transferred under the condition of a non-banking entity which will conclude at the latest on June 30, 2008.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2007)

22. Commitments and contingencies (continued)

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

23. Fiduciary Activities

The following items are recorded in memorandum accounts by Banco de Chile and represent fiduciary safekeeping and custody services:

	As of December 31,
	2006	2007
	MCh$	MCh$
Securities held in safe custody	2,356,056	2,891,681
Amounts to be collected on behalf of domestic third parties	274,563	270,417
Amounts to be collected on behalf of foreign third parties	224,687	153,731

Total fiduciary activities	2,855,306	3,315,829

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2007)

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

Counterparty risk

Banco de Chile maintains a series of deposits, investments purchased under agreements to resell, forward contract agreements and other financial instruments with institutions in the Chilean banking sector. The principal counterparties within the Chilean banking sector, excluding the Central Bank, and Banco de Chile’s related exposure to credit risk, as of December 31, 2006 and 2007 are as follows:

	Counterparty Risk As of December 31,
Bank	2006	2007
	MCh$	MCh$
Banco Santander - Chile	17,376	75,036
BBVA Banco Bhif	8,865	42,412
Banco de Crédito e Inversiones	7,186	28,827
Corpbanca	15,226	25,460
Banco del Estado de Chile	43,461	16,359
BankBoston N.A.-ITAU	4,386	12,259
Deutsche Bank (Chile)	273	11,302
Banco Bice	3,878	6,966
Banco Security	2,626	6,622
ABN Amro Bank (Chile)	2,776	6,314
HSBC Bank Chile	684	5,711
Banco Penta	—	5,125
Banco Falabella	3,406	5,096
Citibank N.A.	700	5,045
Scotiabank Sud Americano	1,511	3,430
Banco Ripley	3,105	2,972
JP Morgan Chase Bank	315	2,337
Banco del Desarrollo	822	1,762
Banco Internacional	140	1,282
Banco Monex	148	579
Banco Paris	227	297

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

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2007)

25. Sales and Purchases of Loans

From time to time, Banco de Chile sells and purchases loans based on specific requirements from customers. During the years ended December 31, 2005, 2006 and 2007, Banco de Chile sold loans totaling MCh$21,729, MCh$30,357 and MCh$4,010, respectively, however, Banco de Chile does not generally originate loans for future sale. Banco de Chile did not retain servicing or any other interest in the loans sold or retains any risks in the event of non-collection by the purchaser. During the year ended December 31, 2006 and 2007, Banco de Chile purchased loans amounting to MCh$173,985 and MCh$9,631 respectively. During prior years Banco de Chile did not purchase loans. Any gains or losses on such transactions are recognized in results of operations at the time of the transactions.

The aggregate gains on sales of loans were MCh$2,633, MCh$829 and MCh$5 for the years ended December 31, 2005, 2006 and 2007, respectively.

26. Maturity of Assets and Liabilities

The maturity dates of assets and liabilities are shown in the following table including accrued interest as of December 31, 2007.

	As of December 31, 2007
	Due within 1 year	Due after 1 year but within 3 years	Due after 3 years but within 6 years	Due after 6 years	Total 2007	Total 2006
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
ASSETS
Loans (1)	4,858,727	1,850,191	1,495,035	2,195,783	10,399,736	9,169,680
Securities (2)	1,247,481	—	—	—	1,247,481	1,346,196
Derivative instruments	42,577	26,192	4,483	7,860	81,112	54,238

Total	6,148,785	1,876,383	1,499,518	2,203,643	11,728,329	10,570,114

LIABILITIES
Deposit and other obligations (3)	6,408,912	305,114	—	—	6,714,026	6,396,701
Mortgage finance bonds	59,948	88,499	111,733	137,153	397,333	512,982
Bonds	55,504	354,965	290,124	518,603	1,219,196	1,031,270
Chilean Central Bank borrowings:
Central Bank credit lines for renegotiations of loans	513	—	—	—	513	885
Borrowings from domestic financial institutions	73,947	—	—	—	73,947	94,792
Foreign borrowings	765,301	17,567	—	—	782,868	635,349
Other obligations	54,120	1,603	1,846	921	58,490	28,388
Derivative instruments	59,747	53,176	4,230	3,009	120,162	75,132

Total	7,477,992	820,924	407,933	659,686	9,366,535	8,775,499

(1)	Excludes contingent loans, overdue loans (1-89 days) and past due loans (90 days or more).
(2)	Excludes unrealized gains on available for sale securities included in equity of MCh$9 for the years ended December 31, 2006. In accordance with Superintendency of Banks trading investments are classified as due within 1 year.
(3)	Excludes demand deposit accounts, saving accounts, investments sold under agreements to repurchase and contingent liabilities.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2007)

27. Relevant Events:

(a) On January 9, 2007, the Extraordinary General Shareholders’ Meeting of subsidiary Banchile Factoring S.A. agreed to increase its paid-in capital by MCh$18,379 (historical). This increase was fully paid by Banco de Chile, thereby reaching a participation of 99.75% of the subsidiary’s paid-in capital.

(b) On March 22, 2007, the Extraordinary General Shareholders’ Meeting of Banco de Chile agreed to increase its capital through the capitalization of 30% of its 2006 net income by issuing bonus shares without par value. On March 26, 2007 the Central Bank of Chile communicated its decision to request the cash payment of all its share in the Bank’s net income as a result of being the holder of the subordinated debt issued by the “Sociedad Administradora de la Obligación Subordinada” SAOS S.A., holder of 28,593,701,789 shares pledged in favor of the Central Bank.

The amount capitalized by Banco de Chile amounted to MCh$33,833 (historical), through issuance and distribution of 882,459,200 bonus shares, distributed at a rate of 0.02213 bonus shares for each share with right to receive it.

(c) The Ordinary Meeting of the Board of Directors of Banco de Chile held on March 26, 2007, accepted the resignation presented by directors Messrs. Fernando Cañas Berkowitz, Máximo Pacheco Matte and Segismundo Schulin-Zeuthen Serrano, and the resignation of the General Manager Mr. Pablo Granifo Lavín.

The Board designated the following directors as their replacements beginning on March 27, 2007 and until the next Ordinary Shareholders’ Meeting: Messrs. Hernán Büchi Buc, Jaime Estévez Valencia and Pablo Granifo Lavín.

Likewise, in the mentioned meeting Mr. Pablo Granifo Lavín was appointed as President of Banco de Chile and Mr. Fernando Cañas Berkowitz as General Manager, both starting on March 27, 2007.

(d) The General Extraordinary Shareholders’ Meeting of Banco de Chile, held on May 17, 2007, agreed to increase the paid-in capital of Banco de Chile by MCh$110,000 by issuing 2,516,010,979 cash shares without par value. The Superintendency of Banks and Financial Institutions approved the capital increase on June 1, 2007 and registered the mentioned issuance in the Securities Registry. As agreed at the aforementioned Meeting, the Board of Directors set the preferential offer price of the new shares at Ch$40.50.

As of December 31, 2007, 2,076,059,351 cash shares have been subscribed and paid for an amount of MCh$84,349 (historical). The remaining 439,951,628 cash shares issued that have not been subscribed or paid as of December 31, 2007, are related to the shares whose subscription option belongs to the “Sociedad Administradora de la Obligación Subordinada” SAOS S.A. for the shares issued by Banco de Chile that are pledged to the Chilean Central Bank and must be disposed in accordance with article 30 of Law No. 19,396.

(e) On July 19, 2007, Banco de Chile and its “Sociedad Matriz del Banco de Chile S.A.” informed the Superintendency of Banks and Financial Institutions, the Superintendency of Securities and Insurance and the stock markets that they have become aware that Citigroup Inc. and Quiñenco S.A. signed a contract contemplating a strategic association of their businesses and financial services in or in respect to Chile, subject to obtaining the corresponding authorizations from the authorities in Chile and the United States of America, and the rest of the required approvals in accordance with current legislation and that the rest of the agreed conditions, as indicated in the contract, are fulfilled.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2007)

27. Relevant Events (continued)

(f) The Ordinary Meeting of the Board of Directors of Banco de Chile held on July 26, 2007, accepted the resignation presented by Director Mr. Thomas Fürst Freiwirth and Deputy Directors Messrs. Jorge Díaz Vial and Jorge Ergas Heymann.

The Board designated Mr. Fernando Quiroz Robles as Director and Messrs. Thomas Fürst Freiwirth, as first deputy director and Jorge Ergas Heymann, as second deputy director.

(g) On September 27, 2007, the Ordinary Meeting of the Board of Directors of Banco de Chile was informed of the analysis and information related to the assessment and valuation by Banco de Chile, of the assets, liabilities and other rights foreseen for the legal successor of the businesses of Citibank N.A. Agencia en Chile and especially of the report issued by J.P. Morgan Securities Inc. and J.P. Morgan Chile Limitada, for the purpose of an eventual merger between Banco de Chile and the indicated legal successor of Citibank N.A. Agencia en Chile.

According to the information available and analyzed to date, the Board considered it be in the best interest of the shareholders of Banco de Chile to merge with the legal successor of Citibank N.A. Agencia en Chile under the terms previously agreed upon with the controllers of both entities, Quiñenco S.A. and Citigroup Inc.. Consequently, it was agreed to request authorization from the Superintendency of Banks and Financial Institutions for the mentioned merger by incorporation in accordance with articles 35 bis of the General Banking Law and 25 of Law No. 19,396.

The Board of Directors expressed its intention to call for an Extraordinary General Shareholders’ Meeting to submit to their consideration the proposal to merge both institutions once the corresponding authorizations had been obtained and proposed to the Shareholders, among other matters, that the net income of each bank for 2007 be distributed among the current shares of each institution.

(h) On December 3, 2007, Banco de Chile made an offer to purchase all the shares of Legg Mason (Chile) Administradora General de Fondos S.A.; all assets, except for cash and cash equivalents, and certain obligations of Legg Mason (Chile) Inversiones Limitada. The total purchase price for the shares and assets amounts to thirteen million United States dollars.

(i) Through resolution No. 209 dated December 26, 2007, the Superintendency of Banks and Financial Institutions, after receiving a favorable report from the Central Bank of Chile authorized the merger between Banco de Chile and Citibank Chile.

In substance, the resolution of the Superintendency provided:

1. Authorization, for the purposes of article 35 bis of the General Banking Law, of the merger of Banco de Chile and Citibank Chile. The resulting bank from the merger will be required to maintain a ratio of its effective shareholders’ equity to risk weighted assets not lower than 10%.

2. Authorization also for the purposes of article 25, paragraph fourth of Law No. 19,396, of the mentioned merger. Banco de Chile will act as the absorbing bank and will maintain its legal status. The shareholders of Banco de Chile will have a proportion of 89.503% of the merged bank’s equity and 10.497% will belong to the shareholders of Citibank Chile.

3. The requirements made by the Central Bank of Chile must be submitted for consideration or ratification by the extraordinary shareholders’ meetings which are already informed of the merger agreement in both banks.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2007)

27. Relevant Events (continued)

(j) The following agreements were adopted at Extraordinary General Shareholders’ Meeting held on December 27, 2007:

1. To approve the merger by incorporation of Citibank Chile into Banco de Chile under the terms foreseen in the “Merger Agreement” signed by the parties on December 26, 2007. As a consequence of the merger, Banco de Chile will acquire all the assets and assume all the liabilities of Citibank Chile, succeeding it in all its rights and obligations and incorporating all its equity and shareholders. The merger is subject to the condition that the Extraordinary General Shareholders’ Meeting of Citibank Chile approves this merger.

Approve the “Merger Agreement” between Banco de Chile and Citibank Chile; the “Agreement to Purchase Assets and Assume Liabilities” of the New York and Miami Branches of Banco de Chile between this institution and Citibank N.A.; the “Global Connectivity Agreement” and the “License Agreement” between Banco de Chile and Citigroup Inc. and/or Citibank and/or subsidiaries.

2. To approve the conditions established by the Council of the Central Bank of Chile at meeting No. 1381-01-071220, for the merger of Banco de Chile and Citibank Chile.

The following conditions were approved:

i)	With respect to the annual installment of the subordinate obligation owed to the Central Bank of Chile by SAOS S.A. corresponding to 2009 and 2010, and in case the annual respective surplus of the merged Banco de Chile is not enough to fully pay any of those fixed installments, the Board of Directors of that banking entity must order that provisions used for the purpose of determining its effective shareholders’ equity be released under the term of letter c) of paragraph second of article 66 of the General Banking Law, as long as those provisions are not related to those established for covering its loan portfolio risks under the terms and conditions established in current regulations contained in Chapter 7-10 of the Compilation of Bank Standards of the Superintendency of Banks and Financial Institutions.

ii)	That from the date of the report, December 20, 2007 and up to the approval of the merger agreements, the economic-financial situation of the mentioned banks does not experience variations that affect the terms of the respective merger proposals analyzed by the Central Bank of Chile and, additionally, all provisions and write-offs policies established by Banco de Chile and Citibank Chile have been entirely fulfilled.

3. To approve the capital increase of Banco de Chile in the amount of Ch$297,324,899,039 which will be paid with the contribution of all the assets and liabilities of Citibank Chile, for which the former will issue 8,443,861,140 ordinary registered “Banco de Chile – S” series shares without par value, that will be delivered to the shareholders of Citibank Chile, in the proportion of 8,443.86114 Banco de Chile shares for each Citibank Chile share. The share exchange will take place in the manner, period and conditions determined by the Board of Directors of Banco de Chile.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2007)

27. Relevant Events (continued)

4. To agree that the merger will be in place starting January 1, 2008 and that the net income of each bank for 2007 will separately belong to the shareholders of each financial institutions in the manner and conditions determined by the Ordinary General Shareholders’ Meeting of the merged bank.

5. To approve modification of the Bylaws of Banco de Chile proposed by the Board

6. To approve new rearranged, coordinated and systematized wording of the Bank’s Bylaws.

The Bank has had to recognize in income for the year expenses related to the merger in the amount of MCh$1,757.

28. Recent Accounting Pronouncements:

On November 9, 2007, the Superintendency of Banks and Financial Institutions issued Circular No. 3,410, through which it informed the new compendium of accounting standards that Banks must apply, in the context of convergence with International Financial Reporting Standards (IFRS) developed by this Superintendency. This compendium establishes, among other matters, the monthly and annual financial statement presentation formats that the Banks must apply starting on January 1, 2008. Those new criteria will only affect the financial statement presentation and will not affect the accounting criteria used by the Bank during 2008.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2007)

29. Differences between Chilean and United States Generally Accepted Accounting Principles

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

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2007)

29. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

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

The parent company of the Bank, SM Chile S.A. (“SM-Chile”) has a subordinated debt that arose during and as a result of the economic crisis in 1982-1983. From 1984 through 1986, the predecessor entity, the former Banco de Chile, sold certain of its non-performing loans to the Chilean Central Bank at face value on terms that included a repurchase obligation. This was one of the mechanisms used by the Central Bank of Chile to deal with the economic crisis. In 1989, the repurchase obligation was exchanged for subordinated debt issued in favor of the Central Bank of Chile. In 1996, a reorganization took place by in which the former Banco de Chile was converted to a holding company named SM Chile, which in turn formed a new wholly-owned banking subsidiary named Banco de Chile to which SM Chile contributed all of its assets and liabilities other than the subordinated debt payable to the Central Bank. SM Chile then created a second wholly owned subsidiary named SAOS, which pursuant to a prior agreement with Central Bank, assumed a new repayment obligation which replaced the previous subordinated debt in its entirety.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2007)

29. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(a) Push Down Accounting and Purchase Accounting (continued)

In exchange for assuming the Central Bank indebtedness, SAOS received from SM Chile shares of the Bank as collateral for this indebtedness. As of December 31, 2007, SAOS holds 39.72% of the Bank shares as collateral for this subordinated debt obligation. As stated by the Law, in exchange for securing the subordinated debt by pledging the Bank shares held by SM-Chile, SM-Chile shareholders were granted the right of first refusal in the event that SAOS is required by Central Bank to sell all or a portion of the pledged shares to cover any unpaid balance. Additionally, the Law stated that voting rights of the pledged shares are to be held by SM-Chile shareholders. Dividends received from the Bank are the sole source of SAOS’s revenues and must be used to repay this indebtedness.

As of December 31, 2007 the outstanding subordinated debt balance held by SAOS amounted to MCh$956,889. During the years 2005, 2006 and 2007, SAOS paid to the Central Bank a total of MCh$73,525, MCh$83,140 and MCh$83,846, exceeding in all these three years the required minimum annual payment.

Pursuant to the law, SAOS and SM-Chile will be automatically dissolved upon extinction of the debt, either by full payment or execution of the collateral. Under the terms of SM-Chile’s bylaw and the Law, all the outstanding shares of the Bank held by SM-Chile and SAOS, as well as any other remaining asset, will be then distributed to SM-Chile shareholders.

As of December 31, 2007, major shareholders of SM-Chile are LQ Inversiones Financieras S.A. and Inversiones LQ-SM S.A., both subsidiaries of Quiñenco S.A., having a participation of 49.72% and 3.11% of total shares, respectively. Likewise, major shareholders of Banco de Chile are SAOS S.A., LQ Inversiones Financieras S.A. and SM-Chile having a participation of 39.72%, 22.32% and 16.86% of total shares, respectively.

SAOS is variable interest entity (VIE) as defined in FASB Interpretation No. 46(R) “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51” (FIN 46R). In accordance with FIN 46R, the primary beneficiary is the party that consolidates a VIE based on its assessment that it will absorb a majority of the expected losses or expected residual returns of the entity, or both. The Bank has determined that it is not the primary beneficiary of SAOS and, therefore, it has not consolidated SAOS in the Consolidated Financial Statements of Banco de Chile.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2007)

29. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

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

Under U.S. GAAP, purchase allocation of the 48.82% participation acquired from shareholders other than Quiñenco and its subsidiaries as of January 1, 2002 was as follows:

MCh$
Net book value of Banco de A. Edwards	141,561
Incremental fair value of identified intangible assets (1)(2)	36,632
Fair value increment of identified net assets acquired	(52,823)

Fair value of Banco de A. Edwards	125,370

Market value of Banco de Chile shares issued	(343,730)
Direct costs of acquisition	(1,381)

Goodwill	(219,741)

(1)	Core deposit intangibles resulting from the acquisition amounted to MCh$32,622 and is being amortized over the estimated run-off period by product of the acquired customer base at the date of purchase.
(2)	Brand name intangibles resulting from the acquisition amounted to MCh$4,010 and is being amortized over 10 years.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2007)

29. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(b) Acquisition of Banco de A. Edwards (continued)

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition.

As of January 1, 2002
MCh$
Cash and due from banks	144,250
Financial investments	213,133
Loans, net	1,236,054
Intangibles	36,632
Other	99,005

Total assets acquired	1,729,074

Deposits	980,384
Other interest bearing liabilities	537,875
Other liabilities	85,445

Total liabilities assumed	1,603,704

Net assets acquired	125,370

Of the MCh$36,632 of acquired intangible assets, MCh$32,622 was assigned to core deposits subject to amortization (using an estimated rate that the bank’s customers are expected to leave the bank in future years, based on a historical analyses performed by the Bank), and MCh$4,010 has been assigned to a registered trademark that is being amortized over a 10 year useful life.

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

The Bank has performed the annual impairment test of goodwill required by the standard, which did not result in any impairment. Under Chilean GAAP, the Bank does not present any goodwill as of December 31, 2007. Under U.S. GAAP, the carrying value of goodwill, net of accumulated amortization, related to the push-down of goodwill from Quiñenco, the acquisitions of Banco de A. Edwards and Leasing Andino, described in paragraphs (a), (b) and (m) to this note, respectively, were MCh$420,946 MCh$219,741 and MCh$2,180, respectively.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2007)

29. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(c) Amortization of Goodwill and Intangible Assets (continued)

The table below presents the allocation of the total carrying value of goodwill by segments of the Bank:

Business Segments	MCh$
Wholesale	378,454
Retail Market	178,617
International	46,651
Treasury	12,407
Subsidiaries	26,738

Total goodwill	642,867

(d) Deferred Income taxes

Under Statement of Financial Accounting Standard No. 109 (“SFAS 109”), “Accounting for Income Taxes”, income taxes are recognized using the liability method in a manner similar to Chilean GAAP.

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

(f) Interest income recognition on non-accrual loans

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

In addition, under Chilean GAAP, any payment received on past due loans is treated as income to the extent that accrued interest is due, but has not been recorded because the status of the loan, after reducing any recorded accrued interest receivable. Any remaining amount is then applied to reduce the outstanding principal balance. Under U.S. GAAP, any payment received on loans when the

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2007)

29. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(f) Interest income recognition on non-accrual loans (continued)

collectibility of the principal is in doubt is treated as a reduction of the outstanding principal balance of the loan until such doubt is removed. The effect of the difference in interest recognition on non-accrual loans is not material to the Bank’s financial position and results of its operations.

(g) Contingent assets and liabilities

Under Chilean GAAP the Bank recognizes rights and obligations with respect to contingent loans as contingent assets and liabilities. Under U.S. GAAP, such contingent amounts are not recognized on the balance sheet. If U.S. GAAP had been followed, the total assets and liabilities of the Bank would have been lower by MCh$1,061,498 and MCh$1,267,706 as of December 31, 2006 and 2007, respectively. This reclassification is included in the Article 9 consolidated financial statements in paragraph (s) below.

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

(h) Allowance for loan losses

The determination of the allowance for loan losses and disclosure requirements under U.S. GAAP differs from that under Chilean GAAP in the following respects:

1) Allowance for loan losses

Under Chilean GAAP, the allowance for loan losses is calculated according to specific guidelines set out by the rules of the Superintendency of Banks, as described in Note 1 (m).

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

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2007)

29. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(h) Allowance for loan losses (continued)

1) Allowance for loan losses (continued)

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

	As of December 31,
	2006	2007
	MCh$	MCh$
U.S. GAAP loan loss reserve	130,276	133,373
Less: Chilean GAAP loan loss allowance as required by the Superintendency of Banks	(155,445)	(161,123)

U.S. GAAP adjustment	(25,169)	(27,750)

The effects of adopting SFAS No. 114 are included in the reconciliation included in paragraph (q) below.

2) Recognition of income

As of December 31, 2005, 2006 and 2007 the recorded investment in loans for which impairment had been recognized in accordance with SFAS No.114 totaled MCh$415,855, MCh$388,637 and MCh$387,390, respectively, with a corresponding valuation allowance of MCh$78,908, MCh$73,759 and MCh$71,840, respectively. For the years ended December 31, 2005, 2006 and 2007 the average recorded investment in impaired loans was MCh$448,800, MCh$392,538 and MCh$368,915, respectively. For the years ended December 31, 2005, 2006 and 2007, the Bank recognized interest on impaired loans MCh$48,382, MCh$29,224 and MCh$40,159. The Bank recognizes interest on impaired loans on an accrual basis, except for past due loans for which the Bank recognizes interest on a cash basis, as described in paragraph (f) above. As of December 31, 2006 and 2007, the Bank had made provisions against all loans which it considered to be impaired.

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

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2007)

29. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(h) Allowance for loan losses (continued)

The following presents an analysis under U.S. GAAP of the changes in the allowance for loan losses during the periods presented.

	As of December 31,
	2005	2006	2007
	MCh$	MCh$	MCh$
Allowance for loan losses in accordance with U.S. GAAP, as of January 1,	129,573	112,437	130,276
Price-level restatement (1)	(6,072)	(3,151)	(10,728)
Charge-offs	(73,829)	(65,140)	(71,546)
Loan loss recoveries	36,171	30,179	35,124
Allowances for loan losses established	26,980	56,321	50,247
Allowances for loan losses released	(386)	(370)	—

Balances as of December 31,	112,437	130,276	133,373

(1)	Reflects the effect of inflation and exchange rate changes of branches abroad on the allowance for loan losses under Chilean GAAP at the beginning of each period, adjusted to constant pesos of December 31, 2007.

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

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2007)

29. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(h) Allowance for loan losses (continued)

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

During the years ended December 31, 2005, 2006, and 2007, Banco de Chile purchased non-impaired loans amounting to MCh$66,019, MCh$173,985 and MCh$124,552.

(i) Financial investments

Under Chilean GAAP, until December 31, 2005 financial investments se were classified as permanent and non-permanent. Non-permanent investments with a secondary market were adjusted at their market value in accordance with the specific instructions issued by the Chilean Superintendency of Banks and Financial Institutions. These instructions required that changes in non-permanent investments market value were recorded in income.

Financial investments classified as permanent investments were adjusted at their market value in accordance with the specific instructions issued by the Chilean Superintendency of Banks and Financial Institutions. These instructions required that changes in permanent investments market value were recorded in a separate component of shareholders’ equity, net of taxes.

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

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2007)

29. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(i) Financial investments (continued)

Under Chilean GAAP, investments maintained by the Bank’s branches abroad classified as “held-to-maturity” were stated at fair market value. Under U.S. GAAP, held-to-maturity securities are stated at amortized cost and analyzed for impairment on a periodic basis.

(1) Under Chilean GAAP, the unrealized holdings gains (losses) related to investments classified as permanent until 2005 have been included in Shareholders’ equity, which does not differ from the treatment of “available-for-sale” investments under U.S. GAAP.

As stated in Note 2 to these financial statements, beginning 2006 the Bank adopted Circular No.3,345 (the “ Circular”), as issued by the Superintendency of Banks. This circular established new accounting and classification criteria for investments securities and derivative instruments, among other. The new accounting criteria and classification rules are broadly similar to US GAAP, therefore, beginning 2006 no differences arise for financial investments. See Note 1(f) for further details on Chilean GAAP accounting rules on financial investments.

The following are required disclosures for investments classified as available-for-sale in accordance with SFAS Nº115 and the presentation requirements of Article 9 (see paragraph (s) below), and have been prepared using amounts determined in accordance with U.S. GAAP.

Realized gains and losses are determined using the proceeds from sales less the cost of the investment identified to be sold. For the years ended December 31, 2005, 2006 and 2007 no gains and losses realized on the sale of available-for-sale securities were recorded.

The carrying value and market value of investments available-for-sale as of December 31, 2006 and 2007 are as follows:

	Years ended December 31,
	2006				2007
Available-for-sale Instruments:	Carrying Value	Gross Unrealized Gains	Gross Unrealized Losses (*)	Estimated Fair Value	Carrying Value	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
U.S. Government debt securities	43,041	—	(10)	43,031	—	—	—	—

Total	43,041	—	(10)	43,031	—	—	—	—

(*)	Investments with unrealized losses are disclosed and segregated in accordance with paragraph 21 of EITF 03-01. The unrealized losses were caused by interest rate increases. The contractual terms of these investments do not permit the issuer to settle the securities at a price less than the amortized cost of the investment. Because the Bank has the ability and intends to hold investment until recovery of its investment, which may be maturity, the Bank does not consider these investments to be other than temporary impaired as of December 31, 2006.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2007)

29. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(i) Financial investments (continued)

(2) The following disclosures are required for investments classified as held-to-maturity in accordance with SFAS No. 115:

	Years ended December 31,
	2006			2007
	Amortized Cost	Unrealized Losses	Estimated Fair Value	Amortized Cost	Unrealized Losses	Estimated Fair Value
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Held-to-maturity Instruments:
U.S. Government debt securities	17,187	—	17,187	—	—	—

Total	17,187	—	17,187	—	—	—

The Bank evaluates all investments for declines in value that are considered other than temporary (“permanent impairment”). The Bank charges-off to earnings any amounts which are deemed to be a permanent impairment of the value of that security.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2007)

29. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(j) Derivatives

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

Beginning 2006, as a result of the adoption of Circular N°3,345 under Chilean GAAP all financial derivative contracts, which include foreign currency and U.F. forwards, interest rate forwards, currency and interest rate swaps, currency and interest rate options and other financial derivative instruments, are recorded in the balance sheet at cost (including transaction costs) at inception and subsequently measured at their fair value. The fair value is obtained from market quotes, discounted cash flows models and options valuation models, as and where applicable. Derivative contracts are reported as an asset when their fair value is positive and as a liability when negative under the line item “Derivative instruments”. The losses recognized in income associated with these contracts for the years ended December 31, 2005 and 2007 were MCh$20,935 and MCh$25,776 respectively, and the gains recognized in income associated with these contracts for the year ended December 31, 2006 was MCh$27,067.

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

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2007)

29. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(j) Derivatives (continued)

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

Fair Value Hedge

During 2006, Banco de Chile has entered into an interest rate swap agreement for hedging its interest rate risk exposure related to the subordinated debt issued during 2006. The interest rate swap agreement modifies the Bank’s exposure to interest risk by converting its subordinated note’s fixed-rate debt to a floating interest. This agreement involves the payment of a fixed rate amount in exchange for floating rate interest payments over the life of the agreement without exchanging any underlying principal.

For the year ended December 31, 2006 Banco de Chile recognized in the line item “Gains from trading activities” a net gain of MCh$903 and for 2007 recognized in the line item “Losses from trading activities”a net loss of MCh$744 related to the ineffective portion of its hedging instruments.

The effects of the differences in accounting for derivative instruments between Chilean and U.S. GAAP on the consolidated net income and shareholders’ equity of the Bank are included in paragraph (q) below.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2007)

29. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(k) Mandatory dividend

As required by the Chilean General Banking Law, unless otherwise decided by a two-thirds vote of its issued and subscribed shares, the Bank must distribute a cash dividend in an amount equal to at least 30% of its net income for each year as determined in accordance with Chilean GAAP, unless and except to the extent the Bank has unabsorbed prior year losses.

Since the payment of these dividends is a legal requirement in Chile, an accrual for U.S. GAAP purposes is made to recognize the corresponding decrease in equity at each balance sheet date. The Bank’s liabilities would have been greater by MCh$62,908 and MCh$72,686 as of December 31, 2006 and 2007, respectively, under U.S. GAAP. The effects of these adjustments on the shareholders’ equity of the Bank are included in paragraph (q) below.

(l) Assets received in lieu of payment

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

(m) Acquisition of Leasing Andino

On April 23, 1999, the Bank and its subsidiary Banchile Asesorías Financieras S.A. acquired the remaining 35% of shares of Leasing Andino that it did not already own from Orix Corporation for MCh$16,201. Under Chilean GAAP, the Bank recorded goodwill in the amount of MCh$1,424 based on the differences between the investment purchase price and the amount of the underlying equity in the carrying value of the investee’s net assets. As permitted by Chilean GAAP, goodwill can be amortized on an accelerated basis to the extent of the Bank’s net income. Accordingly the Bank completely amortized the goodwill recorded as a result of this transaction during the year ended December 31, 1999.

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

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2007)

29. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(n) Staff severance indemnities

The provision for staff severance indemnities relates to a benefit payable to a defined number of employees, upon their retirement from the Bank, conditional upon having completed 30 years of continuous service. The Bank makes indemnity payments upon termination of the applicable employees, and has not set aside assets to fund its benefit obligation. Under Chilean GAAP, the related liability is calculated by discounting the benefit accrued using real interest rates, as described in Note 1(p), considering current salary levels of all employees eligible under the plan and the estimated average remaining service period. Under U.S. GAAP the corresponding liability is recorded using the shutdown method, consistent with the accounting criteria applied by its parent company, Quiñenco.

The effects of accounting for termination indemnity benefits under U.S. GAAP have been presented in paragraph (q), below.

(o) Accumulated deficit development period

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

(p) Discontinued operations

Under Chile GAAP, the disposal plan of assets and liabilities of the New York and Miami Branches was not considered as a group of assets and liabilities held for sale and as discontinued operations for presentation purposes due to the immaterial contribution to the consolidated financial statements of the Bank.

Under U.S. GAAP this group of assets and liabilities held for sale are accounted in accordance with SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” which is effective for fiscal years beginning after December 15, 2001. SFAS 144 establishes the accounting and reporting standards for the impairment and disposal of long-lived assets (or group of assets and liabilities) and discontinued operations.

On December 27, 2007 our shareholders approved the merger of Citibank Chile into Banco de Chile, which became effective on January 1, 2008. Additionally, on December 31, 2007 Banco de Chile and Citibank N.A. signed an “Agreement to Purchase the Assets and Assume the Liabilities” of the New York and Miami Branches, effective January 1, 2008, by which Citibank N.A. acquired its assets and assumed its liabilities with certain minor exclusions, after receiving authorization from the federal agency Office of the Comptroller of the Currency (OCC) and the Federal Reserve Bank of Atlanta, paying Banco de Chile, on January 3, 2008, a total consideration of US$130 million.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2007)

29. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(p) Discontinued operations (continued)

As a consequence of the above, the Miami and New York Branches of Banco de Chile have been considered as held for sale as of December 31, 2007, and valued at the lower of its carrying amount and fair value less cost of sale for US GAAP purposes.

These subsidiaries were reported as part of the International Banking operating segment. They were accounted as a group of assets and liabilities held for sale and as discontinued operations in accordance with SFAS 144 .

The assets and liabilities held for sale on the discontinued operations included in the consolidated Balance Sheet group of the Bank under US GAAP are as follows:

	As of December 31,
	2006	2007
	MCh$	MCh$
ASSETS
Cash and due from banks	19,121	15,770
Term Federal Funds	109,407	267,883
Interest bearing deposits in other banks	32,742	75,756
Trading investments	163,797	—
Available-for-sale investments	43,031	—
Held-to-maturity investments	17,187	—

Subtotal	385,285	359,409
Loans	101,071	49,509
Allowance for loan losses	(262)	(17)

Loans, net	100,809	49,492

Premises and equipment, net	2,472	460
Other assets	12,505	3,375

GROUP OF ASSETS HELD FOR SALE	501,071	412,736

LIABILITIES
Deposits:
Non-interest bearing	240,804	226,420
Interest bearing	189,738	158,061

Total deposits	430,542	384,481
Short-term borrowings	230	—
Investments sold under agreements to repurchase	20,009	—
Other liabilities	42,963	599

GROUP OF LIABILITIES HELD FOR SALE	493,744	385,080

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2007)

29. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(p) Discontinued operations (continued)

The following are the results of the discontinued operations of the Bank under US GAAP included in the consolidated Income Statement:

	Years ended December 31,
Income Statements	2005	2006	2007
	MCh$	MCh$	MCh$
INTEREST INCOME:
Interest and fees on loans	4,521	4,458	6,867
Interest on investments	10,786	19,349	13,013
Interest on deposits with banks	5,351	2,439	2,455

Total interest income	20,658	26,246	22,335

INTEREST EXPENSE:
Interest on deposits	(6,219)	(9,818)	(7,708)
Interest on short-term debt	—	—	(3,284)
Interest on long-term debt	(2,693)	(3,370)	—

Total interest expense	(8,912)	(13,188)	(10,992)

Net interest income	11,746	13,058	11,343

PROVISION FOR LOAN LOSSES	1,359	175	209

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	13,105	13,233	11,552

OTHER INCOME:
Fees and income from services, net	2,763	2,266	1,525
Brokerage and securities income net gain (losses) on trading activities	(48)	430	(3,085)
Net gains (losses) on foreign exchange	283	408	366
Other income	—	—	193

Total other income	2,998	3,104	(1,001)

OTHER EXPENSES:
Salaries	(3,977)	(6,099)	(7,434)
Net premises and equipment expenses	(1,250)	(2,191)	(1,909)
Administration expenses	(16,877)	(12,709)	(2,647)
Other expenses	—	(14)	(37)
Minority interest	—	—	—

Total other expenses	(22,104)	(21,013)	(12,027)

LOSS BEFORE INCOME TAXES	(6,001)	(4,676)	(1,476)
INCOME TAXES	(32)	(71)	984

NET LOSS ON DISCONTINUED OPERATIONS	(6,033)	(4,747)	(492)

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2007)

29. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(q) Summary of Income Statement and Shareholders’ Equity differences

The following is a reconciliation of consolidated net income under Chilean GAAP to the corresponding U.S. GAAP amounts:

	Years ended December 31,
	2005	2006	2007	2007
	MCh$	MCh$	MCh$	ThUS$
Net income in accordance with Chilean GAAP	198,174	209,696	242,288	488,661
U.S. GAAP adjustments:
Push Down accounting (Note 29(a))
Fair value of intangibles	(11,469)	(14,360)	(14,360)	(28,962)
Fair value of loans	(681)	(1,066)	—	—
Fair value of premises	(325)	(256)	(257)	(518)
Fair value of other	(380)	237	—	—
Acquisition of Banco Edwards (Note 29(b))
Fair value of intangibles	(3,565)	(2,832)	(2,400)	(4,840)
Fair value of loans	733	589	1,069	2,156
Fair value of other interest bearing liabilities	4,656	4,467	3,967	8,001
Fair value of premises	(10)	(10)	(11)	(22)
Fair value of other	89	85	76	153
Investments in other companies (Note 29 (e))	94	(112)	(80)	(161)
Allowance for loan losses (Note 29 (h))	(1,080)	(16,866)	2,581	5,206
Derivatives (Note 29 (j))	(5,357)	(434)	194	391
Investment securities (Note 29 (i))	53	74	(62)	(125)
Assets received in lieu of payment (Note 29 (l))	3,105	1,761	(3,981)	(8,029)
Staff severance indemnities (Note 29(n))	(1,349)	(468)	(299)	(603)
Deferred tax effect of the above U.S. GAAP adjustments (Note 29 (d))	2,649	5,121	2,290	4,618
Accumulated deficit development period (Note 29 (o))	(206)	—	—	—

Net income in accordance with U.S. GAAP	185,131	185,626	231,015	465,926

Other comprehensive income, net of tax (Note 29(u))	(3,627)	337	(2,497)	(5,036)
Unrealized holding gains (losses) on available-for-sale securities, net of tax	(86)	(12)	7	14
Adjustment for translation differences	(3,541)	349	(2,504)	(5,050)

Comprehensive income in accordance with U.S. GAAP	181,504	185,963	228,518	460,890

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2007)

29. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(q) Summary of Income Statement and Shareholders’ Equity differences (continued)

The following is a reconciliation of consolidated shareholders’ equity differences under Chilean GAAP to the corresponding amounts under U.S. GAAP:

	Years ended December 31,
	2006	2007	2007
	MCh$	MCh$	ThUS$
Shareholders’ Equity in accordance with Chilean GAAP	896,393	1,051,393	2,120,513
U.S. GAAP adjustments:
Push Down accounting (Note 29(a))
Goodwill	442,807	442,807	893,080
Goodwill accumulated amortization (Note 29(c))	(21,861)	(21,861)	(44,091)
Fair value of intangibles	201,670	201,670	406,740
Amortization of fair value of intangibles	(87,687)	(102,047)	(205,815)
Fair value of premises	12,897	12,897	26,011
Amortization of fair value of premise	(1,554)	(1,811)	(3,653)
Acquisition of Banco Edwards (Note 29 (b))
Goodwill	219,741	219,741	443,187
Fair value of intangibles	36,632	36,632	73,882
Amortization of fair value of intangibles	(23,101)	(25,501)	(51,432)
Fair value of loans	(3,749)	(2,680)	(5,405)
Fair value of other interest bearing liabilities	(30,167)	(26,200)	(52,842)
Fair value of premises	100	100	202
Amortization of fair value of premises	(50)	(61)	(123)
Fair value of other	(576)	(500)	(1,008)
Investments in other companies (Note 29 (e))	596	516	1,041
Allowance for loan losses (Note 29 (h))	25,169	27,750	55,968
Derivatives (Note 29 (j))	71	265	534
Investment securities (Note 29 (i))	128	66	133
Assets received in lieu of payment (Note 29 (l))	7,188	3,207	6,468
Minimum Dividend (Note 29 (k))	(62,908)	(72,686)	(146,598)
Goodwill – Leasing (Note 29 (m))	2,180	2,180	4,397
Staff severance indemnities (Note 29 (n))	(5,980)	(6,279)	(12,664)
Deferred tax effect of the above U.S. GAAP adjustments (Note 29 (d))	(22,267)	(19,977)	(40,291)

Shareholders’ Equity in accordance with U.S. GAAP	1,585,672	1,719,621	3,468,234

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2007)

29. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(q) Summary of Income Statement and Shareholders’ Equity differences (continued)

The following summarizes the changes in shareholders’ equity under U.S. GAAP during the years ended December 31, 2006 and 2007:

	Years ended December 31,
	2006	2007	2007
	MCh$	MCh$	ThUS$
Balance as of January 1,	1,567,794	1,585,672	3,198,080
Dividends paid	(164,629)	(172,644)	(348,202)
Mandatory dividends, previous date	59,452	62,908	126,877
Mandatory dividends, closing date	(62,908)	(72,686)	(146,598)
Unrealized gains on Available-for-sale investments, net of taxes	(12)	7	14
Subscription and payment of shares	—	87,853	177,187
Cumulative translation adjustment	349	(2,504)	(5,050)
Net income in accordance with U.S. GAAP	185,626	231,015	465,926

Balance as of December 31,	1,585,672	1,719,621	3,468,234

(r) Net income per share

The following disclosure of net income per share information is not generally required for presentation in the financial statements under Chilean GAAP but is required under U.S. GAAP. Earnings per share is determined by dividing combined net income by the weighted average number of total shares outstanding.

	Years Ended December 31,
	2005	2006	2007
Chilean GAAP(1)	Ch$	Ch$	Ch$
Earnings per share	2.95	3.05	3.39
Weighted average number of total shares outstanding (in millions)	67,091.30	68,821.32	71,494.60

U.S. GAAP(1)
Earnings per share on continued operations	2.85	2.77	3.24
Earnings per share on discontinued operations	(0.09)	(0.07)	(0.01)
Earnings per share	2.76	2.70	3.23
Weighted average number of total shares outstanding (in millions)	67,091.30	68,821.32	71,494.60

(1)	Basic and diluted earnings per share have been calculated by dividing net income by the weighted average number of common shares outstanding during the year. There are no potentially dilutive effects on the earnings of Banco de Chile as it had not issued convertible debt or equity securities.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2007)

29. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(s) Article 9 Presentation of Income Statements and Balance Sheets

The presentation of the consolidated financial statements differs from the format required by the Securities and Exchange Commission under Rules 210.9 to 210.9-07 of Regulation S-X (“Article 9”). The following financial statements are presented in constant Chilean pesos of December 31, 2007 and are presented in a format that complies with the requirements of Article 9 of Regulation S-X. The Income Statements presented for the years ended December 31, 2005, 2006 and 2007 disclose the Bank’s U.S. GAAP income statements in a format that complies with the requirements of Article 9 of regulation S-X.

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

9.	Reclassification of other non-operating income and expenses items to other income and expenses as result of being operational income and expenses for US GAAP purposes.

10.	Inclusion of adjustments to U.S. GAAP described in Note 29(q).

(1)	In accordance with regulations issued by the Superintendency of Banks, Chilean banks include under the caption “Cash and due from banks” amounts related to checks from other banks that have been deposited in their clients’ checking accounts that are pending of settlement. As no cash is involved in the transaction, these amounts should not be recorded under U.S. GAAP until the cash is received, which normally occurs the following business day.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2007)

29. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(s) Article 9 Presentation of Income Statements and Balance Sheets (continued)

The following income statements presented for the years ended December 31, 2005, 2006 and 2007 have been prepared in accordance with U.S. GAAP to disclose the Bank’s consolidated income statement related continued operations in accordance with the requirements of Article 9:

	Years ended December 31,
Income Statements[1]	2005	2006	2007
	MCh$	MCh$	MCh$
INTEREST INCOME:
Interest and fees on loans	689,506	756,557	1,061,630
Interest on investments	48,239	51,518	70,632
Interest on deposits with banks	4,381	6,763	12,186
Interest under agreements to resell	10,204	13,421	18,627

Total interest income	752,330	828,259	1,163,075

INTEREST EXPENSE:
Interest on deposits	(183,667)	(271,753)	(422,250)
Interest on investments sold under agreements to purchase	(10,846)	(13,290)	(14,993)
Interest on short-term debt	(6,288)	(9,522)	(13,278)
Interest on long-term debt	(123,909)	(86,190)	(159,533)
Interest on other borrowed funds	(1,833)	(1,380)	(6,620)
Price-level restatement [2]	(12,556)	(9,157)	(37,948)

Total interest expense	(339,099)	(391,292)	(654,622)

Net interest income	413,231	436,967	508,453
PROVISION FOR LOAN LOSSES	(26,594)	(55,950)	(50,247)

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	386,637	381,017	458,206

OTHER INCOME:
Fees and income from services, net	123,504	119,512	148,935
Brokerage and securities income net gain (losses) on trading activities	(21,818)	36,258	(26,329)
Net gains (losses) on foreign exchange	25,659	(12,009)	17,696
Other income	12,359	20,791	18,451

Total other income	139,704	164,552	158,753

OTHER EXPENSES:
Salaries	(161,182)	(163,274)	(184,577)
Net premises and equipment expenses	(26,802)	(30,153)	(32,957)
Administration expenses	(94,808)	(109,085)	(104,456)
Other expenses	(31,610)	(31,996)	(37,848)
Minority interest	—	(1)	—

Total other expenses	(314,402)	(334,509)	(359,838)

INCOME BEFORE INCOME TAXES	211,939	211,060	257,121
INCOME TAXES	(20,775)	(20,687)	(25,614)

NET INCOME ON CONTINUED OPERATIONS	191,164	190,373	231,507
NET LOSS ON DISCONTINUED OPERATIONS, NET OF TAXES	(6,033)	(4,747)	(492)

NET INCOME FOR THE YEAR	185,131	185,626	231,015

[1]	A detailed Income Statement of the deemed discontinued operations is presented in note (p) above.
[2]

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

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2007)

29. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(s) Article 9 Presentation of Income Statements and Balance Sheets (continued)

The following balance sheets presented as of December 31, 2006 and 2007 have been prepared in accordance with U.S. GAAP to disclose the Bank’s consolidated balance sheets in accordance with the requirements of Article 9:

Balance Sheets

	As of December 31,
	2006	2007
	MCh$	MCh$
ASSETS
Cash and due from banks	725,609	331,517
Interest bearing deposits in other banks	645,713	619,188
Investments under agreements to resell	57,259	69,130
Trading investments	821,043	697,897

Subtotal	2,249,624	1,717,732

Loans	9,340,299	10,672,464
Unearned income	(96,585)	(100,037)
Allowance for loan losses	(130,276)	(133,373)

Loans, net	9,113,438	10,439,054

Premises and equipment, net	215,012	217,746
Goodwill	642,867	642,867
Group of assets held for sale[1]	501,071	412,736
Other assets	506,435	442,428

TOTAL ASSETS	13,228,447	13,872,563

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits:
Non-interest bearing	1,982,500	2,108,194
Interest bearing	6,027,450	6,393,113

Total deposits	8,009,950	8,501,307

Short-term borrowings	412,448	281,548
Investments sold under agreements to repurchase	309,554	301,979
Group of liabilities held for sale[1]	493,744	385,080
Other liabilities	495,922	406,028
Long-term debt	1,921,155	2,276,999

TOTAL LIABILITIES	11,642,773	12,152,941
Minority interest	2	1

Shareholder’s equity:
Common stock	595,817	720,226
Other Shareholders’ equity	989,855	999,395

TOTAL SHAREHOLDERS’ EQUITY	1,585,672	1,719,621

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	13,228,447	13,872,563

[1]	For a description of the mayor classes of assets and liabilities deemed as held for sale on discontinued operations see note (p) above.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2007)

29. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(s) Article 9 Presentation of Income Statements and Balance Sheets (continued)

The following is a reconciliation of total assets presented in accordance with guidelines established by the Superintendency of Banks and the presentation prescribed by Article 9:

	As of December 31,
	2006	2007
	MCh$	MCh$
Total assets of the Bank under Chilean GAAP	13,704,547	14,620,510
Elimination of assets offset by liabilities:
Cash clearing account	(184,831)	(177,282)
Contingent loans	(1,061,498)	(1,267,706)
Reclassification of forward contracts	3,605	(62,226)
Reclassification of deferred taxes	(22,286)	(14,625)
U.S. GAAP adjustments, net	788,910	773,892

Total assets as per Article 9 presentation	13,228,447	13,872,563

(t) Income taxes

The reconciliation of the provision for income taxes charged to income under Chilean GAAP to the corresponding amounts under U.S. GAAP is as follows:

	Years ended December 31,
	2005	2006	2007
	MCh$	MCh$	MCh$
Tax expense for the year under Chilean GAAP	(23,424)	(25,808)	(27,904)
U.S. GAAP Adjustments:
Deferred tax effect of U.S. GAAP adjustments	2,649	5,121	2,290

Tax expense for the year under U.S. GAAP[1]	(20,775)	(20,687)	(25,614)

[1]	Tax expense includes contribution from continued and discontinued operations. See note (p) above.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2007)

29. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(t) Income taxes (continued)

Deferred tax assets (liabilities) are summarized as follows:

	Years ended December 31,
	2006	2007
	MCh$	MCh$
Deferred Tax Assets:
Allowance for loan losses	23,477	17,578
Obligations with repurchase agreements	9,581	4,596
Leasing equipment	3,591	2,892
Deferred income taxes related to purchase accounting of Banco de A. Edwards	3,555	3,098
Personnel provisions	2,509	2,187
Staff vacations	2,176	2,246
Staff severance indemnities	2,047	2,161
Accrued interests and readjustments from risky loan portfolio	1,570	1,576
Assets at market value	901	78
Other adjustments	8,152	7,466

Total Deferred Tax Assets	57,559	43,878

Deferred Tax Liabilities:
Deferred income taxes related to push down accounting adjustments	21,306	18,821
Investments sold under repurchase agreements	9,570	4,520
Depreciation and price-level restatement of fixed assets	6,433	4,258
Transitory assets	3,392	3,536
Other adjustments	2,890	2,311

Total Deferred Tax Liabilities	43,591	33,446

NET DEFERRED TAX ASSETS	13,968	10,432

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2007)

29. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(t) Income taxes (continued)

The provision (benefit) for income taxes under U.S. GAAP differs from the amount of income tax determined by applying the applicable Chilean statutory income tax rate to pretax income as a result of the following differences:

	Years ended December 31,
	2005	2006	2007
	MCh$	MCh$	MCh$
Chilean taxes due at the applicable statutory rate (1)	36,029	35,880	43,711
Increase (decrease) in rates resulting from:
Non-deductible expenses	3,779	5,085	5,938
Non-taxable income	(18,786)	(19,520)	(21,755)
Effect on tax and financial equity restatement (2)	(2,116)	(724)	(2,506)
Other	1,869	(34)	226

At effective tax rate	20,775	20,687	25,614

(1)	The Chilean statuary first category (corporate) income tax rate is 17% for 2005, 2006 and 2007.
(2)	This item corresponds to the difference in the basis used for the price-level restatement calculation of shareholder’s equity for financial and tax purposes.

Effective January 1, 2007, the Bank and its subsidiaries adopted FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48), which clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes”. The Interpretation prescribes a threshold for the financial statement recognition and measurement of a tax position taken or expected to be taken within an income tax return. For each tax position, the enterprise must determine whether it is more likely than not that the position will be sustained upon examination based on the technical merits of the position, including resolution of any related appeals or litigation. A tax position that meets the more likely than not recognition threshold is then measured to determine the amount of benefit to recognize within the financial statements. No benefits may be recognized for tax positions that do not meet the more likely than not threshold. The benefit to be recognized is the largest amount that is more likely than not to be realized upon ultimate settlement.

The Bank did not record any effect as result of the adoption of the provisions of FIN 48 on the current period nor to retained earnings due to its tax positions did not meet the recognition threshold.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2007)

29. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

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

The following represents accumulated other comprehensive income balance, net of tax, for the years ended December 31, 2005, 2006 and 2007:

	Year ended December 31, 2007
	Before-tax amount	Tax (expense) or benefit	Net-of-tax amount
	MCh$	MCh$	MCh$
Beginning balance	(3,469)	(1,002)	(4,471)
Price-level restatement (1)	371	(63)	308
Unrealized gains on investments available for sale:
Unrealized gains arising during the period	—	—	—
Less: reclassification adjustment for gains included in income	8	(1)	7

Net unrealized gains	8	(1)	7
Adjustment for translation differences	(2,504)	—	(2,504)

Ending balance	(5,594)	(1,066)	(6,660)

	Year ended December 31, 2006
	Before-tax amount	Tax (expense) or benefit	Net-of-tax amount
	MCh$	MCh$	MCh$
Beginning balance	(3,925)	(984)	(4,909)
Price-level restatement (1)	121	(20)	101
Unrealized losses on investments available for sale:
Unrealized losses arising during the period	(14)	2	(12)
Less: reclassification adjustment for losses included in net income	—	—	—

Net unrealized losses	(14)	2	(12)
Adjustment for translation differences	349	—	349

Ending balance	(3,469)	(1,002)	(4,471)

	Year ended December 31, 2005
	Before-tax amount	Tax (expense) or benefit	Net-of-tax amount
	MCh$	MCh$	MCh$
Beginning balance	(337)	(991)	(1,328)
Price-level restatement (1)	56	(10)	46
Unrealized losses on investments available for sale:
Unrealized losses arising during the period	(103)	17	(86)
Less: reclassification adjustment for losses included in net income	—	—	—

Net unrealized losses	(103)	17	(86)
Adjustment for translation differences	(3,541)	—	(3,541)

Ending balance	(3,925)	(984)	(4,909)

(1)	Reflects the effect of inflation on the comprehensive income at the beginning of each period, adjusted to constant pesos of December 31, 2007.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2007)

29. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

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

The Bank has strategically aligned its operations into five major segments of business based on its market segmentation and the needs of its clients and trading partners. The Bank manages and measures the performance of its operations through these business segments using an internal profitability reporting system. As required by SFAS 131, figures for years before 2007 have been restated for comparative purpose according to the current operating segments and internal reporting policies in which the Bank measures its business segments during 2007. The internally reported segments are as follows:

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

Retail Market,

The Retail market business segment serves the financial needs of individuals and middle-market companies (with annual sales of up to Ch$1,200 million) through the Bank’s branches network. The principal financial services offered include credit cards, debit cards, residential mortgage loans, consumer loans, commercial loans, leasing loans, as well as deposit services such as checking and savings accounts and time deposits.

International Banking,

The International Banking segment includes international services, principally import and export financing, letters of credit, guarantees and other forms of credit support, cross border payments, foreign currency exchange and currency swaps. In addition, as of December 2007, this segment included services offered through the Bank’s New York and Miami branches and its representative offices in São Paulo, Mexico City and Beijing and a worldwide network of correspondent banks. As mentioned in notes above, the Miami and New York offices have been deemed as Discontinued Operations.

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

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2007)

29. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(v) Segment information (continued)

Subsidiaries,

The Subsidiaries segment includes non-banking financial services that are offered through separate legal entities. These include securities brokerage, mutual fund and investment fund management, financial advisory services, factoring, insurance brokerage, securitization, trade, collection and sales services.

The financial information used to measure the performance of the Bank’s business segments is not necessarily comparable with similar information from other financial institutions because it is based on internal reporting policies. The accounting policies are the same as those applied under Chilean GAAP as described in Note 1, except as noted below:

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

•

The performance of the business segments, measured by an internal profitability system considers results that are directly related to performance and not to overhead expenses of corporate and support departments, additional allowances (previously referred to as “voluntary allowances” under guidelines prior to 2004), taxes and other non-operating income and expenses.

•	The internal performance profitability system considers capital allocation in each segment in accordance to Basle guidelines.

•	Provisions for loan losses in each segment are measured on a client basis.

•

In addition to direct costs (consisting mainly of labor and administrative expenses), the Bank allocates the majority of its indirect operating costs to each business area, whenever there is a clearly defined business driver that links such costs to the business area.

The following tables show the results of the Bank by operating segments for the three years ended December 31, 2007:

	Year ended December 31, 2007 (1)
	Wholesale Market	Retail Market	Treasury	International Banking	Subsidiaries	Other (2)	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Operating Revenues	163,804	398,732	28,645	11,188	95,997	(6,758)	691,608
Provisions	2,175	(55,199)	—	508	(265)	162	(52,619)
Operating Expenses	(48,307)	(162,896)	(3,394)	(13,622)	(57,208)	(47,986)	(333,413)
Other income and expenses	(22,968)	(11,869)	(1,216)	(492)	(6,752)	6,929	(36,368)

Net income before taxes	94,704	168,768	24,035	(2,418)	31,772	(47,653)	269,208

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2007)

29. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(v) Segment information (continued)

	Year ended December 31, 2006 (1)
	Wholesale Market	Retail Market	Treasury	International Banking	Subsidiaries	Other (2)	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Operating Revenues	137,010	339,323	24,355	16,106	77,159	8,378	602,331
Provisions	6,222	(45,451)	—	(97)	(1,196)	1,613	(38,909)
Operating Expenses	(50,370)	(156,325)	(3,811)	(22,872)	(44,513)	(44,885)	(322,776)
Other income and expenses	(7,059)	(3,570)	(21)	(325)	(1,541)	7,445	(5,071)

Net income before taxes	85,803	133,977	20,523	(7,188)	29,909	(27,449)	235,575

	Year ended December 31, 2005 (1)
	Wholesale Market	Retail Market	Treasury	International Banking	Subsidiaries	Other (2)	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Operating Revenues	133,274	310,223	20,649	15,251	76,840	12,145	568,382
Provisions	11,078	(33,880)	—	890	(1,044)	(1,199)	(24,155)
Operating Expenses	(52,260)	(148,726)	(2,951)	(22,578)	(44,473)	(32,223)	(303,211)
Other income and expenses	(17,478)	(4,317)	(427)	(171)	(2,240)	5,247	(19,386)

Net income before taxes	74,614	123,300	17,271	(6,608)	29,083	(16,030)	221,630

(1)	Segment information disclosed above is based on internal reporting policies and does not conform to Chilean or U.S. GAAP.
(2)	“Other” includes the effect of conforming management accounting policies to accounting principles generally accepted in Chile and a number of non-allocated costs, such as corporate overhead expenses, voluntary provisions and depreciation costs. Also included within other are amounts of miscellaneous income or expenses that are not earned or incurred by one specific segment, including all external rental income.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2007)

29. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

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

A summary of activities by geographic area is as follows:

	As of December 31,
	2005	2006	2007
	MCh$	MCh$	MCh$
Total Interest Revenues
Republic of Chile	728,856	808,998	1,147,833
U.S.A.	20,565	26,202	22,265
Hong Kong	—	—	—

Total Net Income
Republic of Chile	204,061	214,234	242,643
U.S.A.	(6,033)	(4,747)	(492)
Hong Kong	146	209	137

Mortgage Loans
Republic of Chile	735,072	624,228	471,509
U.S.A.	—	—	—
Hong Kong	—	—	—

Commercial Loans
Republic of Chile	3,799,257	4,228,840	4,944,615
U.S.A.	50,637	35,916	37,162
Hong Kong	—	—	—

Income Taxes
Republic of Chile	(23,393)	(25,765)	(27,871)
U.S.A.	(32)	(71)	984
Hong Kong	(31)	(43)	(33)

Bank Premises and equipment
Republic of Chile	153,766	160,429	168,704
U.S.A.	2,438	2,472	460
Hong Kong	—	—	—

Total Assets
Republic of Chile	11,112,886	13,199,853	14,207,399
U.S.A.	607,708	504,674	413,063
Hong Kong	14	20	48

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2007)

29. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

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

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2007)

29. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(w) Estimated Fair Value of Financial Instruments and Derivative Financial Instruments (continued)

The estimated fair values of financial instruments and derivatives financial instruments are as follows:

	As of December 31,
	2006		2007
	Carrying Amount	Estimated fair value	Carrying Amount	Estimated fair value
	MCh$	MCh$	MCh$	MCh$
ASSETS
Cash and due from banks	725,609	725,609	331,517	331,517
Interest bearing deposits in other banks	645,713	645,713	619,188	619,188
Term federal funds	—	—	—	—
Accounts receivable under spot foreign exchange transactions (1)	151,998	151,998	82,532	82,532
Financial investments	878,302	878,302	767,027	767,027
Loans, net (2)	9,113,438	9,670,721	10,439,054	11,164,117
Derivative instruments	56,303	56,303	19,151	19,151

LIABILITIES
Deposits	8,009,950	9,889,920	8,501,307	10,596,538
Accounts payable under spot foreign exchange transactions (1)	72,273	72,273	60,297	60,297
Investments sold under agreements to repurchase	309,554	309,554	301,979	301,979
Short term and long term borrowings	2,333,603	2,957,170	2,558,547	2,905,501
Derivative instruments	78,279	78,279	57,936	57,936

(1)	Included under the captions other assets and other liabilities.
(2)	The carrying amounts of loans in the above table excludes contingent loans since they represent undisbursed amounts under undrawn letters of credit and other credit guarantees granted by the Bank.

(x) Investments in other companies

As of December 31, 2005, 2006 and 2007, investments in other companies and the Bank’s participation in such companies’ results of operations for each of the periods indicated, consist of the following:

	As of and for the years ended December 31,
	2005		2006		2007		Ownership Interest 2007
	Investment	Income (Loss)	Investment	Income (Loss)	Investment	Income (Loss)
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	%
Servipag Ltda.	1,350	231	1,625	276	1,962	337	50.00
Soc. Operadora de Tarjetas de Crédito Nexus S.A	1,254	200	1,309	254	1,208	234	25.81
Administrador Financiero Transantiago S.A.	1,393	75	1,286	(102)	—	(3,326)	20.00
Redbanc S.A.	1,000	153	1,013	164	1,001	152	25.42
Centro de Compensación Automatizado S.A. (CCA S.A.)	233	38	258	43	275	37	33.33
Artikos Chile S.A.	129	(201)	176	47	231	54	50.00

Total investments in other companies accounted for under the equity method	5,359	496	5,667	682	4,677	(2,512)
Other investments carried at cost	3,199	139	3,191	313	3,196	385

Total investments in other companies	8,558	635	8,858	995	7,873	(2,127)

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2007)

29. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(y) Bank premises and equipment, net

The major categories of Bank premises and equipment net of accumulated depreciation are as follows:

	As of December 31,
	2006	2007
	MCh$	MCh$
Land and buildings	115,640	114,216
Machinery and equipment	49,595	59,030
Assets under lease	43,190	37,917
Furniture	3,175	2,771
Other assets	2,509	2,798
Vehicles	903	1,014

Bank premises and equipment, net	215,012	217,746

In accordance with rules of the Superintendency of Banks, bank premises and equipment are presented net of accumulated depreciation. The accumulated depreciation at the end of December 31, 2006 and 2007 corresponds to MCh$117,175 and MCh$127,504, respectively. The expense recorded at the end of 2005, 2006 and 2007 was Ch$18,560, Ch$16,586 and Ch$16,926 in the same order.

(z) Other assets and other liabilities

(1) Other assets

	As of December 31,
	2006	2007
	MCh$	MCh$
Intangibles	127,514	110,754
Amounts receivable under spot foreign exchange transaction	151,998	82,532
Derivative instruments	56,303	19,151
Payments from counterparties to be settled	39,487	44,115
Intangibles (software and licenses for trademark use)	22,685	25,265
Assets received in lieu of payment	18,786	8,545
Deferred fees	15,272	17,105
Deferred income tax assets, net	13,968	10,432
Transactions in process	8,840	9,763
Investments in other companies	8,858	7,873
Notes receivable	—	48,686
VAT fiscal credit	6,476	5,764
Recoverable taxes	5,280	1,849
Assets to be securitized	5,220	6,331
Accounts receivable for assets received in lieu of payment sold	2,480	3,009
Prepaid expenses	1,992	1,783
Additional consideration paid in the purchase of mortgage bonds	1,235	1,042
Materials and supplies	687	638
Imports on their own accounts	1,987	15,693
Other	17,367	22,098

Total other assets	506,435	442,428

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2007)

29. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(z) Other assets and other liabilities (continued)

(2) Other liabilities

	As of December 31,
	2006	2007
	MCh$	MCh$
Accounts payable	167,706	110,230
Amounts payable under spot foreign exchange transaction	72,273	60,297
Derivative instruments, net	78,279	57,936
Provision for minimum dividend	62,908	72,686
Payments to counterparties to be settled	47,905	10,451
Notes payable	—	22,024
Accrued staff vacation expense	13,138	13,622
Transactions in process	8,312	11,656
Unearned interest on leasing transactions	6,942	6,924
Provision for staff severance indemnities and personnel expenses	12,892	12,984
VAT payable	6,370	6,617
Administration and credit card contract provision	5,907	6,727
Deferred fees	3,989	3,089
Legal contingencies provision	1,489	1,019
Other	7,812	9,766

Total other liabilities	495,922	406,028

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

	As of December 31, 2006		As of December 31, 2007
	Book value	Contract amount	Book value	Contract amount
	MCh$	MCh$	MCh$	MCh$
Performance bonds	3,371	731,853	4,211	898,321
Foreign office guarantees	12	41,958	75	48,685
Standby letters of credits	139	28,292	204	103,058

Total	3,522	802,103	4,490	1,050,064

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

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2007)

29. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(z) Other assets and other liabilities (continued)

The expiration of guarantees, per period is as follows:

	Due within 1 year	Due after 1 year but within 3 year	Due after 3 years but within 5 years	Due after 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Performance bonds	517,934	362,074	16,512	1,801	898,321
Foreign office guarantees	48,685	—	—	—	48,685
Standby letters of credits	43,658	42,928	16,316	156	103,058

Total	610,277	405,002	32,828	1,957	1,050,064

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

	As of December 31, 2006			As of December 31, 2007
	Long-term	Short-term	Total	Long-term	Short-term	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Foreign borrowings	342,792	292,327	635,119	628,887	153,981	782,868
Bonds	595,288	—	595,288	772,801	—	772,801
Mortgage finance bonds	543,149	—	543,149	423,533	—	423,533
Subordinated bonds	435,982	—	435,982	446,395	—	446,395
Investments under agreements to repurchase	—	309,554	309,554	—	301,979	301,979
Borrowings from domestic financial institutions	—	94,792	94,792	—	73,947	73,947
Other obligations	3,059	25,329	28,388	4,870	53,620	58,490
Central Bank Credit lines for renegotiation of loans	885	—	885	513	—	513

Total other interest bearing liabilities	1,921,155	722,002	2,643,157	2,276,999	583,527	2,860,526

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2007)

29. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(aa) Other Interest Bearing Liabilities (continued)

Mortgage finance bonds

These bonds are used to finance the granting of mortgage loans. The outstanding principal amounts of the bonds are amortized on a quarterly basis. The range of maturities of these bonds is between five and twenty years. The bonds are linked to the UF index and carry a weighted average annual rate of interest of 4.04% as of December 31, 2007.

The maturities of outstanding mortgage bond amounts as of December 31, 2007 are as follows:

As of December 31, 2007
MCh$
Due within 1 year	59,948
Due after 1 year but within 2 years	44,876
Due after 2 years but within 3 years	43,623
Due after 3 years but within 4 years	41,335
Due after 4 years but within 5 years	37,839
Due after 5 years	195,912

Total mortgage finance bonds	423,533

(ab) Shareholders’ Equity

The Bank’s paid-in capital consists of 71,996,083,216 authorized shares with no fixed nominal value, issued and outstanding as of December 31, 2007. Dividends related to the year ended December 31, 2005 were paid-out based on the legal entities in existence as of the year end.

Dividends are declared and paid during the year subsequent to that in which the related net income was earned.

Dividends were declared and paid to shareholders based on prior year net income determined under Chilean GAAP for the years ended December 31, 2005, 2006 and 2007 (presented in constant Chilean pesos as of December 31, 2007) are as follows:

	Paid during the year ended December 31,
	2005	2006	2007
	MCh$	MCh$	MCh$
Dividends	173,891	164,629	172,644
Dividends per share	2.63	2.42	2.51

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2007)

29. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(ac) Fees and income from services

The Bank’s fees and income from services and non-operating income and expenses for the years ended December 31, 2005, 2006 and 2007 are summarized as follows:

	Years ended December 31,
	2005		2006		2007
	Income	Expenses	Income	Expenses	Income	Expenses
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Fees and income from services
Mutual funds management	27,164	(2,507)	27,357	(2,514)	34,905	(3,730)
Sight accounts and ATMs	24,568	(10,198)	26,411	(10,856)	28,849	(10,463)
Insurance	22,102	(172)	26,237	(216)	29,984	(267)
Stock brokerage	16,591	(34)	11,950	(672)	16,388	(564)
Cash management services	10,520	(252)	11,670	(101)	11,431	(62)
Credit cards	—	—	—	—	—	—
Collection of overdue loans	9,492	—	10,614	—	10,955	—
Credit lines	7,974	—	8,676	—	7,580	—
Demand deposits	6,400	—	7,220	—	8,983	—
Overdrafts	—	—	—	—	—	—
Contingent fees	4,769	—	5,330	—	5,784	—
Credit	10,487	—	4,905	—	5,668	—
Foreign trade and currency exchange	3,659	—	4,304	—	3,940	—
Income and revenue from assets received in lieu of payment	5,562	(1,703)	4,016	(1,513)	1,407	(1,145)
Financial advisory services	1,012	—	3,054	—	1,211	—
Letters of credit guarantees, collaterals and other contingent loans	557	—	269	—	918	—
Custody and trust services	1,907	—	2,218	—	2,362	—
Collection services	2,481	—	1,940	—	1,559	—
Leasing	1,743	(336)	1,576	(214)	460	(252)
Factoring	678	(9)	933	(7)	1,040	(5)
Teller services expenses	—	(4,343)	—	(4,947)	—	(5,273)
Cobranding	—	(6,379)	—	(7,493)	—	(6,694)
Fees from sales force	—	(10,748)	—	(14,342)	—	(2,531)
Other	4,087	(1,568)	5,859	(2,152)	8,146	(1,649)

Total	161,753	(38,249)	164,539	(45,027)	181,570	(32,635)

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2007)

29. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(ad) Other income and expense

	Years ended December 31,
	2005		2006		2007
	Income	Expenses	Income	Expenses	Income	Expenses
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Other income and expenses
Gains on sales of assets received in lieu of payment	4,809	—	10,248	—	13,722	—
Prior year tax differences	—	—	3,591	—	72	—
Rental income	2,580	—	2,573	—	2,542	—
Assets received in lieu of payment	3,105	—	1,761	—	—	(3,981)
Income (losses) attributable to investments in other companies, net	635	—	995	—	—	(2,127)
Gains from sale of shares	—	—	480	—	—	—
Recoveries of expenses	323	—	277	—	411	—
Fair Value Other	—	(380)	237	—	—	—
Foreign trade income	144	—	56	—	31	—
Income from sale of fixed assets	134	—	77	—	468	—
Dividends received	100	—	59	—	45	—
Leasing income	61	—	6	—	10	—
Indemnity of sinesters	5	—	—	—	510	—
Amortization of intangibles	—	(15,034)	—	(17,192)	—	(16,760)
Charge-offs assets received in lieu of payment	—	(11,871)	—	(11,237)	—	(10,987)
Charge-offs	—	(1,408)	—	(1,454)	—	(2,163)
Write-offs for frauds	—	(598)	—	(599)	—	(237)
Legal contingencies provision	—	(21)	—	(577)	—	(40)
Expenses on charge-offs for leasing	—	(394)	—	(214)	—	(1)
Advertising expenses	—	(68)	—	(76)	—	(28)
Charge-offs and provisions related to fixed assets	—	(27)	—	(12)	—	(14)
Provision for recovered leased assets	—	(1,164)	—	(16)	—	(163)
Reversal of adjustments and interest from previous years	—	(53)	—	(216)	—	(64)
Other	463	(592)	431	(403)	640	(1,283)

Total	12,359	(31,610)	20,791	(31,996)	18,451	(37,848)

(ae) Business Combination

Merge with Citibank Chile

On December 26, 2007, we entered into a Merger Agreement with Citibank Chile whereby we acquired all of the assets and assumed all of the liabilities of Citibank Chile. As part of the merger agreement, Citibank Chile will hold 10.497% and Banco de Chile the remaining 89.503% of the merged entity. As consideration for the acquired net assets of Citibank Chile and as a result of the Extraordinary Shareholders’ Meeting held on December 27, 2007, we issued and exchange a total of 8,443,861,140 no-par Banco de Chile S-Series shares, in proportion to the number of shares held by such holders. After this stock swap, 10.44% of the post-merger entity corresponds to Citibank Chile and the remaining 89.56% corresponds to Banco de Chile.

On December 27, 2007, the shareholders approved (i) the merger with Citibank Chile, which became effective on January 1, 2008, (ii) the sale of our Miami and New York branches to Citibank, N.A. and (iii) a capital increase in the amount of Ch$297,324,899,039, which was contributed and paid for as consideration for the acquisition of the all of the assets and liabilities of Citibank Chile.

The purchase price paid was UF 19,709,970.26 equivalent to ThUS$ 780,045 (approx.) The fair value analysis and the corresponding purchase price allocation is currently in progress. Accordingly, we are currently unable to provide any other information required by SFAS 141.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2007)

29. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(ae) Business Combination

Merge with Citibank Chile

The following is a summary of the balances of the acquired assets and assumed liabilities as of December 31, 2007 . This information is just for reference, is prepared under Chilean GAAP and the US dollar column has been included just for the convenience of the reader and it does not represent a translation into US Dollar as required by SFAS 52.

	As of December 31,
	2007	2007
	MCh$	ThUS$
	(Unaudited)
ASSETS
Cash and due from banks	285,583	575,981
Financial investments	330,997	667,575
Derivatives instruments	323,526	652,507
Loans, net	1,091,234	2,200,867
Premises and equipment, net	30,606	61,728
Other assets	56,901	114,761

TOTAL ASSETS	2,118,847	4,273,419

LIABILITIES
Deposits:
Non-interest bearing	629,744	1,270,106
Interest bearing	788,533	1,590,361

Total deposits	1,418,277	2,860,467

Borrowings from financial institutions	7,627	15,383
Derivatives instruments	318,533	642,437
Other liabilities	52,742	106,374

TOTAL LIABILITIES	1,797,179	3,624,661

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2007)

29. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

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

In February 2007, the Financial Accounting Standard Board (“FASB”) issued SFAS No. 159 (“SFAS 159”), “The Fair Value Option for Financial Assets and Financial Liabilities”, effective for fiscal years beginning after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provisions of SFAS No. 157. SFAS 159 permits entities to choose to measure financial assets and liabilities at fair value. The election to measure a financial asset or liability at fair value can be made on an instrument-by-instrument basis and is irrevocable. The difference between carrying value and fair value at the election date is recorded as a transition adjustment to opening retained earnings. Subsequent changes in fair value are recognized in earnings. The Bank is currently assessing the impact that the adoption of the standard will have on its consolidated financial statements.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interest in Consolidated Financial Statements” (“SFAS No. 160”). SFAS No. 160 amends Accounting Research Bulletin No. 51, “Consolidated Financial Statements”, to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS No. 160 defines “a noncontrolling interest, sometimes called a minority interest, is the portion of equity in a subsidiary not attributable, directly or indirectly, to a parent”. The objective of SFAS No. 160 is to improve the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited. It shall be applied prospectively as of the beginning of the fiscal year in which this Statement is initially adopted, except for the presentation and disclosure requirements. The presentation and disclosure requirements shall be applied retrospectively for all periods presented. Management is evaluating the impact, if any, of the adoption of SFAS No. 160.

In December 2007, the FASB issued FASB Statement No. 141(R), “Business Combinations” (“SFAS141(R)”). SFAS141(R) requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination.

SFAS141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. An entity may not apply it before that date. SFAS141(R) applies to all transactions or other events in which an entity (the acquirer) obtains control of one or more businesses (the acquiree), including combinations achieved without the transfer of consideration. Management is evaluating the potential impact of adopting SFAS141(R) on the Bank’s financial statements, if any.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2007)

29. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(ae) Recentaccounting pronouncements (continued)

In March 2008, the FASB issued FASB statement No. 161, “Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB statement No. 133” (“SFAS161”). SFAS161 applies to all derivative instruments and nonderivative instruments that are designated and qualify as hedging instruments pursuant to paragraphs 37 and 42 of SFAS133 and related hedged items accounted for under SFAS133. SFAS161 requires enhanced disclosures about an entity’s derivative and hedging activities and thereby improves the transparency of financial reporting. Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under SFAS133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, results of operations and cash flows. SFAS161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. Comparative disclosures for earlier periods at initial adoption are encouraged but not required. Management does not expect the adoption of SFAS161 to have a material impact on the Bank’s financial statements.

In May 2008, the FASB issued FASB Statement No. 162, “The Hierarchy of Generally Accepted Accounting Principles” (“SFAS162”). SFAS162 is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with U.S. generally accepted accounting principles (GAAP) for nongovernmental entities. SFAS162 is effective 60 days following the United States Securities and Exchange Commission (SEC’s) approval of the Public Company Accounting Oversight Board Auditing amendments to AU Section 411, “The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles”. Management does not expect the adoption of SFAS162 to have a material impact on the Banks’s financial statements.

30. Subsequent Events

(a) On January 1, 2008, the merger of Banco de Chile and Citibank Chile became effective, with the former assuming the assets and liabilities of the latter. Consequently, as of that date, Banco de Chile is the legal successor of Citibank Chile.

(b) As stated in Note 18 (b) on January 3, 2008, the sale of the almost all the assets and liabilities belongs to New York and Miami branches became effective on January 1, 2008.

(c) The Ordinary Board of Directors Meeting of Banco de Chile held on January 8, 2008 accepted the resignation presented by Director Mr. Rodrigo Manubens Moltedo and Deputy Directors Messrs. Thomas Fürst Freiwirth and Jorge Ergas Heymann.

Likewise, the Board appointed Mr. Raúl Anaya Elizalde as Director, Mr. Rodrigo Manubens Moltedo as First Deputy Director and Mr. Thomas Fürst Freiwirth as Second Deputy Director until the next Ordinary General Shareholders’ Meeting.

In addition Mr. Jorge Ergas Heymann was appointed Board advisor.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2007)

30. Subsequent Events (continued)

(d) On January 8, 2008 the Superintendency of Banks and Financial Institutions approved the agreed upon merger of Banco de Chile with Banco Citibank Chile, through the contribution of the assets of the former to Banco de Chile, who assumed all its liabilities.

(e) As of December 31, 2007, “Administrador Financiero de Transantiago S.A.” has an operating deficit that has required and could required in the future extraordinary financial support. Banco de Chile has a 20% share participation on this company, and has made extraordinary contributions of approximately MCh$2,040 which were capitalized in December 2007.

During January 2008, Banco de Chile made an additional contribution of MCh$103.

As of January 2008, the company is in the process of renegotiating the Financial Management Contract with the Ministry of Transportation and Telecommunications.

(f) On January 24, 2008, Banco de Chile jointly with its subsidiary Banchile Asesoría Financiera S.A. signed a contract with Legg Mason (Chile) Inversiones Limitada and Legg Mason International Holdings (Chile) LLC. to purchase all the shares of Legg Mason (Chile) Administradora General de Fondos S.A. by which Banco de Chile acquired 148,793 shares and Banchile Asesoría Financiera S.A. 1 share. The full purchase price for the shares was thirteen million United States dollars that will be paid once the purchase is completed as expressed in the following paragraph.

The purchase should be completed within 7 business days after receiving the authorization from the Superintendency of Banks and Financial Institutions as requested in the letter dated December 26, 2007. This condition should be met within 90 days from the aforementioned date.

(g) In Management’s opinion there are no other significant subsequent events between December 31, 2007 and the date of issuance of these consolidated financial statements that affect or could affect the financial statements of the Bank.