Form 20-F
period 2008-12-31
BANK OF CHILE
filed 2009-06-29
CIK 1161125

As filed with the Securities and Exchange Commission on June 29, 2009

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

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

Shares of common stock: 80,879,895,984

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

THE MERGER

On January 1, 2008, Banco de Chile merged with Citibank Chile in a transaction in which Banco de Chile was the surviving corporate entity. As used in this annual report, unless the context otherwise requires, references to “Banco de Chile” relating to any date or period prior to January 1, 2008 (the effective date of the merger) are to Banco de Chile as it existed prior to the consummation of the merger, and such references relating to any date or period on or after January 1, 2008 are to Banco de Chile after the consummation of the merger.

PRESENTATION OF FINANCIAL INFORMATION

We prepare our audited consolidated financial statements in Chilean pesos and in accordance with generally accepted accounting principles in Chile, or Chilean GAAP, and the rules of the Superintendencia de Bancos e Instituciones Financieras, or the Chilean Superintendency of Banks. Together, these requirements differ in certain significant aspects from generally accepted accounting principles in the United States, or U.S. GAAP. References to “Chilean GAAP” in this annual report are to Chilean GAAP, as supplemented by the applicable rules of the Chilean Superintendency of Banks. See Note 34 to our audited consolidated financial statements contained elsewhere in this annual report for a description of the material differences between Chilean GAAP and U.S. GAAP, as they relate to us and our consolidated subsidiaries, and a reconciliation to U.S. GAAP of net income and equity.

The Chilean Superintendency of Banks, through its Circular No. 3,410 dated November 9, 2007, subsequently supplemented by Circular No. 3,443 dated August 21, 2008, introduced the new Compendium of Accounting Standards that banks must apply as a result of the IFRS convergence project developed by the Chilean Superintendency of Banks. The Compendium of Accounting Standards established a new format for the presentation of the annual financial statements starting in 2008. The application of this new format only affected the presentation of the financial statements and did not have an effect on the accounting criteria applied by the Bank. For comparative purposes, all the financial information from 2004 through 2007 in this annual report has been restated in accordance with the new presentation format, which presentation format was also used with respect to the 2008 financial information contained in this annual report.

Pursuant to Chilean GAAP, unless otherwise indicated, financial data for all full-year periods through December 31, 2008 included in our audited consolidated financial statements and in the other financial information contained elsewhere in this annual report have been restated in constant Chilean pesos as of December 31, 2008.

In this annual report, references to “$,” “U.S.$,” “U.S. dollars” and “dollars” are to United States dollars, references to “pesos” or “Ch$” are to Chilean pesos, and references to “UF” are to “Unidades de Fomento.” The UF is an inflation-indexed Chilean monetary unit of account with a value in Chilean pesos that is linked to and adjusted daily to reflect changes in the Consumer Price Index of the Instituto Nacional de Estadísticas, or the Chilean National Statistics Institute. As of December 31, 2008, one UF equaled U.S.$34.10 and Ch$21,452.57. See Note 1 to our audited consolidated financial statements. Percentages and certain dollar and peso amounts contained in this annual report have been rounded for ease of presentation.

This annual report contains translations of certain Chilean peso amounts into U.S. dollars at specified rates solely for your convenience. These translations should not be construed as representations that the Chilean peso amounts actually represent such U.S. dollar amounts, were converted from U.S. dollars at the rate indicated in preparing our audited consolidated financial statements or could be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, such U.S. dollar amounts have been translated from Chilean pesos based on the observed exchange rate, as described in “Item 3. Key Information—Selected Financial Data—Exchange Rates,” reported by the Banco Central de Chile, or the Central Bank, for December 30, 2008 (the latest practicable date, as December 31, 2008 was a banking holiday in Chile). The observed exchange rate on June 26, 2009 was Ch$531.93 = U.S.$1.00. The rate reported by the Central Bank is based on the rate for the prior business day in Chile and is the exchange rate specified by the Chilean Superintendency of Banks to be used by Chilean banks in the preparation of their financial statements. The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos.

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

MACRO-ECONOMIC AND MARKET DATA

In this annual report, all macro-economic data relating to the Chilean economy is based on information published by the Central Bank. All market share and other data relating to the Chilean financial system as well as data on average return on equity are based on information published by the Chilean Superintendency of Banks. Information regarding the consolidated risk index of the Chilean financial system as a whole is not available. Prior to January 1, 2004, the Chilean Superintendency of Banks published the unconsolidated risk index for the financial system three times yearly in February, June and October. Since that date, this index is determined on a monthly basis by dividing allowances for loan losses by total loans, based on information provided by the Chilean Superintendency of Banks.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2.	Offer Statistics and Expected Timetable

Not Applicable.

Item 3.	Key Information

SELECTED FINANCIAL DATA

The following table presents historical financial information about us as of the dates and for each of the periods indicated. The following table should be read in conjunction with, and is qualified in its entirety by reference to, our audited consolidated financial statements appearing elsewhere in this annual report. Our audited consolidated financial statements are prepared in accordance with Chilean GAAP and the rules of the Chilean Superintendency of Banks, which together differ in certain significant aspects from U.S. GAAP. Note 34 to our audited consolidated financial statements provides a description of the material differences between Chilean GAAP and U.S. GAAP and a reconciliation to U.S. GAAP of net income for the years ended December 31, 2006, 2007 and 2008 and equity at December 31, 2007 and 2008.

	At or for the year ended December 31,
	2004		2005		2006		2007		2008		2008
	(in millions of constant Ch$ as of December 31, 2008, except share data)										(in thousands of U.S.$)
CONSOLIDATED STATEMENT OF INCOME DATA
Chilean GAAP:
Interest revenue	Ch$	708,530	Ch$	817,689	Ch$	845,641	Ch$	1,204,230	Ch$	1,663,643	US$	2,644,439
Interest expense		(265,861)		(370,354)		(433,561)		(690,463)		(885,104)		(1,406,915)

Net interest revenue		442,669		447,335		412,080		513,767		778,539		1,237,524
Net fees and commissions		146,943		170,292		169,665		187,773		215,864		343,126
Gains (losses) from trading and brokerage activities		(3,897)		3,928		99,147		39,442		387,703		616,272
Foreign exchange transactions, net		(15,027)		(1,026)		(12,599)		19,756		(353,012)		(561,129)
Other operating income		31,663		50,474		29,768		23,942		68,386		108,703
Provisions for loan losses		(50,415)		(49,156)		(42,973)		(56,678)		(138,593)		(220,300)
Total operating expenses		(331,718)		(367,634)		(389,780)		(391,280)		(573,848)		(912,159)
Income attributable to affiliates		539		813		1,206		(2,229)		2,987		4,748
Loss from price-level restatements		(9,236)		(13,673)		(9,972)		(41,325)		(77,789)		(123,649)

Income before income tax		211,521		241,353		256,542		293,168		310,237		493,136
Income tax		(22,700)		(25,544)		(28,182)		(29,316)		(37,810)		(60,101)

Net income for the year		188,821		215,809		228,360		263,852		272,427		433,035
Minority Interest		1		—		(1)		—		(2)		(3)

Net income		188,822		215,809		228,359		263,852		272,425		433,032

Earnings per share(1)		2.82		3.22		3.32		3.69		3.37		0.005
Dividends per share(2)		2.44		2.87		2.64		2.73		3.63		0.006
Weighted average number of shares (in millions)		66,932.68		67,091.30		68,821.32		71,494.60		80,871.88		—
U.S. GAAP(3) :
Interest revenue		713,245		816,675		835,840		1,189,682		1,642,889		2,611,450
Interest expense		(269,779)		(378,957)		(438,670)		(727,468)		(958,573)		(1,523,697)
Net interest revenue		443,466		437,718		397,170		462,214		684,316		1,087,753
Provisions for loan losses		(38,601)		(25,413)		(61,460)		(52,440)		(127,902)		(203,306)
Net income		181,750		201,608		202,147		251,575		216,700		344,455
Earnings per share on continuing operations		2.70		3.10		3.02		3.53		2.81		0.004
Earnings per share on discontinued operations		0.02		(0.10)		(0.08)		(0.01)		(0.13)		—
Earnings per share(1)		2.72		3.00		2.94		3.52		2.68		0.004
Weighted average number of total shares(4)		66,932.68		67,091.30		68,821.32		71,494.60		80,871.88		—

	At or for the year ended December 31,
	2004		2005		2006		2007		2008		2008
	(in millions of constant Ch$ as of December 31, 2008, except share data)										(in thousands of U.S.$)
CONSOLIDATED STATEMENT OF FINANCIAL SITUATION DATA
Chilean GAAP:
Cash and due from banks		376,811		617,729		1,166,052		405,194		751,223		1,194,104
Transactions in the course of collection		467,916		309,869		409,808		330,978		469,580		746,420
Trading securities		1,901,267		1,627,927		1,516,262		1,537,522		679,843		1,080,642
Securities purchased under resale agreement		32,549		55,761		62,355		75,283		75,519		120,041
Derivative instruments		—		—		59,065		88,331		904,726		1,438,105
Loans and advances to banks		357,102		36,395		109,494		303,165		321,992		511,821
Total loans to customer, net		7,739,289		8,839,114		10,006,152		11,382,366		13,421,804		21,334,590
Available for sale instruments		33,795		29,429		46,861		—		1,071,438		1,703,101
Held to maturity instruments		20,805		18,408		18,717		—		—		—
Investments in other companies		6,695		8,552		9,000		8,014		11,377		18,084
Intangible assets		13,716		18,024		26,053		27,196		34,763		55,257
Bank premises and equipment		163,520		169,684		177,054		183,901		205,369		326,444
Deferred tax assets		80,086		75,162		63,728		49,042		70,505		112,071
Other assets		114,538		125,773		121,568		160,780		110,303		175,332

Total assets		11,308,089		11,931,827		13,792,169		14,551,772		18,128,442		28,816,012

Current accounts and other demand deposits		2,625,290		2,389,262		2,622,746		2,735,681		3,007,261		4,780,183
Transactions in the course of payment		62,056		93,171		144,673		75,801		141,988		225,697
Securities sold under repurchase agreements		431,867		326,747		365,080		386,794		420,658		668,656
Saving accounts and time deposits		4,532,475		5,508,904		6,770,518		7,134,228		8,472,590		13,467,581
Derivative instruments		55,153		71,669		81,818		130,856		862,799		1,371,460
Borrowings from financial institutions		904,828		899,001		795,839		933,631		1,498,549		2,382,014
Debt issued		1,529,976		1,416,846		1,681,690		1,760,400		1,900,588		3,021,074
Other financial obligations		61,489		47,035		36,123		68,652		93,708		148,953
Currents tax liabilities		5,993		4,221		233		6,449		9,053		14,390
Deferred tax liabilities		23,381		26,132		24,269		15,927		25,465		40,478
Provisions		71,822		72,136		75,046		73,433		290,990		462,542
Other liabilities		169,269		151,113		217,960		84,952		107,050		170,161

Total liabilities		10,473,599		11,006,237		12,815,995		13,406,804		16,830,699		26,753,189

Total equity(12)	Ch$	834,490	Ch$	925,590	Ch$	976,174	Ch$	1,144,968	Ch$	1,297,743	U.S.$	2,062,823

U.S. GAAP(3) :
Financial investments		1,838,563		1,336,790		1,137,515		760,010		1,470,226		2,336,994
Loans, net		7,784,003		8,893,200		10,055,847		11,445,681		13,519,843		21,490,428
Total assets		11,856,202		12,692,587		14,405,023		15,162,336		18,694,146		29,715,227
Total liabilities		10,217,894		10,985,258		12,678,224		13,289,667		16,565,639		26,331,864
Minority Interest		1		1		2		1		8		13
Total Equity		1,638,307		1,707,328		1,726,797		1,872,668		2,128,499		3,383,350

	At or for the year ended December 31,
	2004	2005	2006	2007	2008
CONSOLIDATED RATIOS
Chilean GAAP:
Profitability and Performance
Net interest margin(5)	4.09%	4.04%	3.48%	3.97%	5.12%
Return on average total assets(6)	1.67	1.86	1.77	1.91	1.61
Return on average equity(7)	23.56	26.66	22.63	24.35	18.99
Capital
Average equity as a percentage of average total assets	7.10	6.98	7.81	7.84	8.46
Bank regulatory capital as a percentage of minimum regulatory capital	179.13	184.06	165.71	183.33	218.53
Ratio of liabilities to regulatory capital(8)	16.22	15.51	17.14	15.22	12.97
Credit Quality
Substandard loans as a percentage of total loans(9)	7.02	5.04	4.17	3.66	4.98
Allowances for loan losses as a percentage of substandard loans(9)	28.86	30.58	33.15	34.80	33.45
Allowances for loan losses as a percentage of total loans	2.03	1.54	1.38	1.27	1.66
Consolidated risk index	2.03	1.54	1.38	1.27	1.66
Operating Ratios
Operating expenses/operating revenue	55.07	54.79	55.84	49.86	52.29
Operating expenses/average total assets	2.94	3.17	3.02	2.83	3.39
U.S. GAAP:
Profitability and Performance
Net interest margin(10)	4.10%	3.95%	3.35%	3.57%	4.50%
Return on average total assets(11)	1.61	1.74	1.57	1.82	1.28

(1)	Earnings per share data have been calculated by dividing net income by the weighted average number of common shares outstanding during the year.

(2)	Dividends per share data are calculated by dividing the amount of the dividend paid during each year by the previous year’s number of shares outstanding.

(3)	All U.S. GAAP numbers use Article 9 presentation. All U.S. GAAP figures have been calculated taking into account the U.S. GAAP adjustments set forth in Note 34 to our audited consolidated financial statements.

(4)	For 2004, the weighted average of shares outstanding includes the effect of the repurchase of our shares during 2004. For 2005, the weighted average of shares outstanding includes the effect of the sale of 1,701,994,590 shares issued by us in accordance with our share repurchase program. For 2006, the weighted average of shares outstanding includes the effect of the issuance and distribution of 957,781,060 shares as a result of the capitalization of retained earnings. For 2007, the weighted average of shares outstanding includes the effect of the issuance and distribution of 882,459,200 shares as a result of the capitalization of retained earnings and the effect of the issuance and payment of 2,076,059,351 shares in connection with a capital increase. For 2008, the weighted average of shares outstanding includes the effect of the merger between Banco de Chile and Citibank Chile. In accordance with the terms of the merger, 8,443,861,140 nominative, ordinary shares with no par value, of the “Banco de Chile–S” series, were given to the shareholders of Citibank Chile, in the proportion of 8,443.86114 shares of Banco de Chile for each share of Citibank Chile. In addition, 439,951,628 shares were subscribed and fully paid.

(5)	Net interest revenue divided by average interest earning assets. The average balances for interest earning assets, including interest and readjustments, have been calculated on the basis of our daily balances and on the basis of monthly balances for our subsidiaries.

(6)	Net income (loss) divided by average total assets. The average balances for total assets have been calculated on the basis of our daily balances and on the basis of monthly balances for our subsidiaries.

(7)	Net income (loss) divided by average equity. The average balances for equity have been calculated on the basis of our daily balances.

(8)	Total liabilities divided by bank regulatory capital.

(9)	See “Item 4. Information on the Company—Selected Statistical Information—Analysis of Substandard Loans and Amounts Past Due.”

(10)	Net interest revenue under U.S. GAAP divided by average interest earning assets.

(11)	Net income under U.S. GAAP divided by average total assets.

(12)	Under Chilean GAAP, total equity includes the minority interest.

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

Purchases and sales of foreign exchange which may be effected outside the Formal Exchange Market can be carried out in the Mercado Cambiario Informal, or the Informal Exchange Market. There are no limits imposed on the extent to which the rate of exchange in the Informal Exchange Market can fluctuate above or below the observed exchange rate. On December 30, 2008 (the latest practicable date as December 31, 2008 was a banking holiday in Chile), the average exchange rate in the Informal Exchange Market was Ch$641.25 per U.S.$1.00, or 1.89% higher than the published observed exchange rate of Ch$629.11 per U.S.$1.00.

The following table sets forth the annual low, high, average and period-end observed exchange rate for U.S. dollars for each year beginning in 2004, as reported by the Central Bank:

	Daily Observed Exchange Rate Ch$ per U.S.$(1)
Year	Low(2)		High(2)		Average(3)		Period End(4)
2004	Ch$	559.21	Ch$	649.45	Ch$	609.53	Ch$	559.83
2005		509.70		592.75		559.77		514.21
2006		511.44		549.63		530.28		534.43
2007		493.14		548.67		522.47		495.82
2008		431.22		676.75		522.46		629.11
December		625.59		674.83		649.32		629.11
2009
January		610.09		643.87		623.01		612.43
February		583.32		623.87		606.00		595.76
March		572.39		614.85		592.93		582.10
April		575.12		601.04		583.18		588.62
May		558.95		580.10		565.72		564.64
June(5)		531.93		568.71		554.28		531.93

Source: Central Bank.

(1)	Nominal amounts.

(2)	Exchange rates are the actual low and high, on a day-by-day basis for each period.

(3)	The average of monthly average rates during the year.

(4)	As reported by the Central Bank the first business day of the following period.

(5)	Period from June 1, 2009 through June 26, 2009.

The observed exchange rate on June 26, 2009 was Ch$531.93 = U.S.$1.00. The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos.

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

From December 31, 2004 to December 31, 2008, our aggregate loan portfolio, net of interbank loans (on a consolidated basis) grew by 113.8% in nominal terms and 72.8% in real terms to Ch$13,649,005 million. During the same period, our consumer loan portfolio grew by 150.2% in nominal terms and 102.2% in real terms to Ch$1,887,548 million, each calculated in accordance with the loan classification system of the Chilean Superintendency of Banks. Expansion of our loan portfolio (particularly in the retail market) may expose us to a higher level of loan losses and require us to establish higher levels of allowances for loan losses. For the year ended December 31, 2008, total allowances for loan losses accounted for Ch$227,202 million, or 1.66%, of total loans.

Our loan portfolio may not continue to grow at the same or similar rate.

We cannot assure you that in the future our loan portfolio will continue to grow at historical rates. According to the Chilean Superintendency of Banks, from December 31, 2004 to December 31, 2008, the aggregate amount of loans outstanding in the Chilean banking system grew by 103.2% in nominal terms and 64.3% in real terms to Ch$70,251,139 million. A slowdown or negative growth rate of the Chilean economy could adversely affect the rate of growth of our loan portfolio and our risk index and, accordingly, increase our required allowances for loan losses. See “Item 4. Information on the Company—Regulation and Supervision” and “Item 4. Information on the Company—Selected Statistical Information.”

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

We also face competition from non-bank competitors with respect to some of our credit products, such as credit cards and consumer loans. Non-bank competition from large department stores, private compensation funds and savings and credit associations has become increasingly significant in the consumer lending sector. In addition, we face competition from competitors such as leasing, factoring and automobile finance companies, with respect to credit products, and mutual funds, pension funds and insurance companies, with respect to savings products and mortgage loans. Currently, banks continue to be the main suppliers of leasing, factoring and mutual funds, and the insurance sales business has experienced rapid growth, but we cannot assure you that this will continue in the future. See “Item 4. Information on the Company—Business Overview—Competition.”

The increase in competition within the Chilean banking industry in recent years has led to, among other things, consolidation in the industry. For example, on August 1, 2002, Banco Santiago and Banco Santander-Chile, the then-second and third largest banks in Chile, respectively, merged to create Chile’s largest bank. In 2003, Banco del Desarrollo merged with Banco Sudameris; in 2004, Banco Security merged with Dresdner Banque Nationale de Paris; in 2005, Banco de Creditos e Inversiones merged with Banco Conosur; in 2007, Banco Itaú acquired Bank Boston unit in Chile, while Rabobank acquired HNS Bank and Scotiabank acquired Banco del Desarrollo; and in 2008, we merged with Citibank Chile and The Royal Bank of Scotland acquired ABN Amro Bank. We expect the trends of increased competition and consolidation to continue and result in the formation of new large financial groups. Consolidation, which can result in the creation of larger and stronger banks, may adversely affect our financial condition and results of operations by decreasing the net interest margins we are able to generate and by increasing our costs of operations.

Our exposure to certain segments of the retail market could lead to higher levels of past due loans and subsequent charge-offs.

Although we historically focused on banking for the wholesale market and high income individuals, an increasing proportion of our retail market consists of middle-sized and small companies (approximately 6.1% of the value of our total loan portfolio at December 31, 2008, including companies with annual sales of up to Ch$1,400 million) and, to a lesser extent, of lower income individuals (approximately 4.5% of the value of our total loan portfolio at December 31, 2008, including individuals with monthly incomes between Ch$100,000 and Ch$400,000). Our strategy includes increasing lending and providing other services to attract additional retail customers. These customers are likely to be more severely affected by adverse developments in the Chilean economy than large corporations and high-income individuals. Consequently, in the future we may experience higher levels of past due loans, which could result in higher allowances for loan losses. The levels of past due loans and subsequent write-offs may be materially higher in the future. See “Item 4. Information on the Company—Business Overview—Principal Business Activities.”

Our affiliate may be obligated to sell shares of our stock in the public market if we do not pay sufficient dividends.

As of December 31, 2008, Sociedad Administradora de la Obligacion Subordinada S.A., or SAOS, our affiliate, holds 35.35% of our shares as a consequence of our 1996 reorganization. This reorganization was due in part to our 1989 repurchase from the Central Bank of certain non-performing loans that we had previously sold to the Central Bank and later exchanged for subordinated debt without a fixed term. Under the terms of a repayment obligation in favor of the Central Bank that SAOS assumed to replace the Central Bank subordinated debt, SAOS may be required to sell some of our shares to the public. See “Item 4. Information on the Company—History and Development of the Bank—History—The 1982-1983 Economic Crisis and the Central Bank Subordinated Debt.” See Note 34 to our audited consolidated financial statements.

In exchange for assuming the Central Bank indebtedness, SAOS received from SM-Chile S.A., a holding company that controls us and SAOS, 63.6% of our shares as collateral for this indebtedness. As a result of our merger with Banco de A. Edwards, the percentage of our shares held by SAOS decreased to 42.0%. As a result of the capital increase agreed upon in the Extraordinary Shareholders’ Meeting held in May 2007, the share dividend paid in May 2006, May 2007 and June 2009, and the merger with Citibank Chile in January 2008, the percentage of our shares held by SAOS further decreased to 34.6%. Dividends received from us are the sole source of SAOS’s revenue, which it must apply to repay this indebtedness. However, under SAOS’s agreement with the Central Bank, we have no obligation to distribute dividends to our shareholders. To the extent distributed dividends are not sufficient to pay the amount due on this indebtedness, SAOS is permitted to maintain a cumulative deficit balance with the Central Bank that SAOS commits to pay with future dividends. If the cumulative deficit balance exceeds an amount equal to 20% of our capital and reserves, the Central Bank may require SAOS to sell a sufficient number of shares of our stock owned by SAOS to pay the entire accumulated deficit amount. As of April 30, 2009, SAOS maintained a surplus with the Central Bank of Ch$86,819 million, equivalent to 6.58% of our capital and reserves. As of the same date, Ch$263,719 million would have represented 20% of our capital and reserves. If from time to time in the future our shareholders decide to retain and capitalize all or part of our annual net income in order to finance our future growth, and to distribute stock dividends among our shareholders, the Central Bank may require us to pay the portion of the net income corresponding to shares owned by SAOS in cash to SAOS. If we distribute stock dividends and the Central Bank does not require us to pay that portion in cash, the shares received by SAOS must be sold by SAOS within the following 12 months. The shareholders of SM-Chile will have a right of first refusal with respect to that sale.

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

The results of our operations are affected by inflation and interest rate volatility.

The results of our operations depend to a great extent on our net interest revenue, which represented 70.9% of our operating revenue in 2008. Changes in inflation and in market interest rates could affect the interest rates earned on our interest-earning assets differently from the interest rates paid on our interest-bearing liabilities as well as in the derivative portfolio, resulting in a reduction in our net revenue. Inflation and interest rates are highly sensitive to many factors beyond our control, including the reserve policies of the Central Bank, deregulation of the financial sector in Chile, domestic and international economic and political conditions and other factors. Any volatility in interest rates could have a material adverse effect on our financial condition or results of operations. The average inflation rate was 3.40% in 2006, 4.39% in 2007 and 8.71% in 2008. The average annual short-term interest rate (based on the rate paid by Chilean financial institutions) for 90 to 360 day deposits was 2.83% in 2006, 2.20% in 2007 and 2.23% in 2008. The average long-term interest rate based on the Central Bank’s ten-year bonds was 2.98% in 2006, 2.9% in 2007 and 3.24% in 2008. See “Item 5. Operating and Financial Review and Prospects—Operating Results—Overview—Inflation” and “Item 5. Operating and Financial Review and Prospects — Operating Results—Overview—Interest Rates.”

Operational problems or errors can have a material adverse impact on our business, financial condition and results of operations.

As all large financial institutions, we are exposed to many operational risks, including the risk of fraud by employees and outsiders, failure to obtain proper internal authorizations, failure to properly document transactions, equipment failures and errors by employees. Although we maintain a system of operational controls, there can be no assurance that operational problems or errors will not occur and that their occurrence will not have a material adverse impact on our business, financial condition and results of operations.

Complaint of Consejo de Defensa del Estado

On March 11, 2009, the Consejo de Defensa del Estado de la Republica de Chile filed a complaint against Banco de Chile in the United States District Court of the Southern District of Florida. The complaint alleges substantive civil violations of the Racketeer Influenced & Corrupt Organizations Act (“RICO”), RICO conspiracy, aiding and abetting RICO violations, and aiding and abetting a breach of fiduciary duty. The complaint seeks redress for funds allegedly misappropriated from the Chilean government by the former President of Chile, Augusto Pinochet, and it alleges that Banco de Chile participated in conduct related to a money laundering scheme. Damages being sought are $22 million, which amount is subject to trebling pursuant to RICO.

It is not possible to predict the outcome of this matter, or what impact, if any, it might have. As of the date of filing this annual report, Banco de Chile has not been served with the complaint, and it has not waived (and does not waive by virtue of filing this annual report) any of its rights with respect to service of process of the complaint. Banco de Chile believes it has meritorious defenses to the complaint, and it intends to defend this matter vigorously if and when it is served.

Risks Relating to our ADSs

Our principal shareholders may have interests that differ from those of our other shareholders and their significant share ownership may have an adverse effect on the future market price of our ADSs and shares.

As of June 17, 2009, LQ Inversiones Financieras S.A., a holding company beneficially owned by Quiñenco S.A., and Citigroup Chile S.A. beneficially owned approximately 61.7% of our outstanding voting rights. These principal shareholders are in a position to elect a majority of the members of our board of directors, direct our management and control substantially all matters that are to be decided by a vote of the shareholders, including fundamental corporate transactions.

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

While our ADSs have been listed on the New York Stock Exchange, or NYSE, since the first quarter of 2002, there can be no assurance that an active trading market for our ADSs will be sustained. During 2008, a daily average of 17,721 American Depositary Receipts, or ADRs, were traded on the NYSE. Although our shares are traded on the Santiago Stock Exchange, the Valparaiso Stock Exchange and the Chilean Electronic

Stock Exchange, the market for our shares in Chile is small and illiquid. At December 31, 2008, approximately 11.78% of our outstanding shares were held by shareholders other than our principal shareholders, including SM-Chile and SAOS.

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

The Ley Sobre Sociedades Anonimas No. 18,046 and the Reglamento de Sociedades Anonimas, or the Chilean Corporations Law and its regulations, require that whenever we issue new common stock for cash, we grant preemptive rights to all of our shareholders (including holders of ADSs) to purchase a sufficient number of shares to maintain their existing ownership percentage. Such an offering would not be possible unless a registration statement under the Securities Act of 1933, as amended, or the Securities Act, were effective with respect to such rights and common stock or an exemption from the registration requirements thereunder were available.

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

The market price of the ADSs and shares may be adversely affected by declines in the international financial markets and adverse world economic conditions. The market for Chilean securities is, to varying degrees, influenced by economic and market conditions in other emerging market countries, especially those in Latin America. Although economic conditions are different in each country, investors’ reactions to developments in one country can affect the securities markets in other countries, including Chile. Developments in other countries may adversely affect the market price of the ADSs and shares.

In particular, since August 2007 to date, there has been significant volatility in worldwide financial markets due to the announcement, by several U.S. banks and financial institutions, of significant write-downs related to their exposure to mortgage-backed securities and other financial instruments. Although we, and our subsidiaries, are not directly exposed to the U.S. housing credit market and do not directly hold any assets related to such financial instruments, these write-downs, combined with other factors, have led to a tightening in the credit markets and to a downturn in the U.S. economy, which has impacted the Chilean economy. In fact, starting in late 2008 and continuing into 2009, many countries in Latin America, including Chile, are experiencing economic slowdowns or recessions. Any of these developments could adversely affect the market price of the ADSs and shares.

In the past, Chile has imposed controls on foreign investment and repatriation of investments that affected investments in, and earnings from, our ADSs.

Equity investments in Chile by persons who are not Chilean residents have historically been subject to various exchange control regulations that restrict the repatriation of the investments and earnings therefrom. In April 2001, the Central Bank eliminated most of the regulations that affected foreign investors, although foreign investors still have to provide the Central Bank with information related to equity investments and must conduct such operations within the Formal Exchange Market. Additional Chilean restrictions applicable to holders of our ADSs, the disposition of the shares underlying them, the repatriation of the proceeds from such disposition or the payment of dividends may be imposed in the future, and we cannot advise you as to the duration or impact of such restrictions if imposed.

If for any reason, including changes in Chilean law, the depositary were unable to convert Chilean pesos to U.S. dollars, investors would receive dividends and other distributions, if any, in Chilean pesos.

We are required to withhold 35% tax from any dividend we pay to you.

ADSs owners are entitled to receive dividends on the underlying shares to the same extent as the holders of shares. Dividends received by ADSs owners will be paid net of foreign currency exchange fees and expenses of the depositary and will be subject to Chilean withholding tax of up to 35% of the dividend, which we will withhold and pay to the Chilean tax authorities. Any dividend distributions made in property (other than common stock) will be subject to the same Chilean tax rules as cash dividends. See “Item 10. Additional Information—Taxation—Chilean Tax Considerations.”

Risks Relating to Chile

Our growth and profitability depend on the level of economic activity in Chile.

A substantial amount of the transactions in which we participate are with customers doing business in Chile. Accordingly, our ability to increase the amount of business volume and our results of operations and financial condition, in general, are dependent to a significant extent on the level of economic activity in Chile. The global financial system has been experiencing difficulties since August of 2007 and the global financial markets have deteriorated very significantly since September of 2008. The recent global financial crisis has had significant consequences worldwide, including in Chile. It has generally caused capital markets volatility, unavailability of credit, volatile exchange rates and a general slowdown of the world economy. We cannot assure you that the Chilean economy will continue to grow in the future or that future developments in, or affecting, the Chilean economy will not materially and adversely affect our business, financial condition or results of operations.

Currency fluctuations could adversely affect the value of our ADSs and any distributions on the ADSs.

The Chilean government’s economic policies and any future changes in the value of the Chilean peso against the U.S. dollar could affect the dollar value of our common stock and our ADSs. The peso has been subject to large fluctuations in the past and could continue with this trend in the future. In the period from December 31, 2007 to December 31, 2008, the value of the U.S. dollar relative to the Chilean peso increased approximately 26.7%, as compared to a 7.2% decrease in value in the period from December 31, 2006 to December 31, 2007.

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

Our results of operations may be affected by fluctuations in the exchange rates between the peso and the U.S. dollar despite our policy and Chilean regulations related to the general avoidance of material exchange rate mismatches. In order to reduce the effect of exchange rate mismatches we enter into foreign exchange derivative transactions. As of December 31, 2008, the net position of our foreign currency denominated assets and Chilean peso-denominated assets, which contain repayment terms linked to changes in foreign currency exchange rates, exceeded our foreign currency denominated liabilities and Chilean peso-denominated liabilities, which contain repayment terms linked to changes in foreign currency exchange rates, by Ch$51,114 million, or 4.2% of our paid-in capital and reserves.

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

The level of inflation generally has moderated in recent years, especially in comparison to the periods of higher inflation in the 1980s and 1990s. High levels of inflation in Chile could adversely affect the Chilean economy and, indirectly, the value of our ADSs. The annual rate of inflation (as measured by changes in the Consumer Price Index and as reported by the Chilean National Institute of Statistics) during the last five years ended December 31, 2008 and the first five months of 2009 was:

Year	Inflation (Consumer Price Index)
2004	2.4
2005	3.7
2006	2.6
2007	7.8
2008	7.1
2009 (through May 31)	(1.1)

Source: Chilean National Institute of Statistics

Although we benefit from inflation in Chile due to the structure of our assets and liabilities (i.e., we have a significant net asset position indexed to the inflation rate), our operating results and the value of our ADSs in the future may be adversely affected by changing levels of inflation, and Chilean inflation could change significantly from the current level. See “Item 5. Operating and Financial review and Prospects—Inflation.”

Chile has corporate disclosure and accounting standards different from those you may be familiar with in the United States.

The accounting, financial reporting and securities disclosure requirements in Chile differ from those in the United States. Accordingly, the information about us available to you will not be the same as the information available to shareholders of a U.S. company.

There are also important differences between Chilean and U.S. accounting and financial reporting standards. As a result, Chilean financial statements and reported earnings generally differ from those that would be reported based on U.S. accounting and reporting standards. See Note 34 to our audited consolidated financial statements.

As a regulated financial institution, as of December 2008, we are required to submit to the Chilean Superintendency of Banks unaudited consolidated and unconsolidated balance sheets and income statements, excluding any note disclosure, prepared in accordance with Chilean GAAP on a monthly basis. The Chilean Superintendency of Banks makes this information public and also makes summary financial information available within approximately three weeks of receipt. Such documentation is also published monthly in Banco de Chile’s website in both Spanish and in English.

Such disclosure differs in a number of significant aspects from information generally available in the United States with respect to U.S. financial institutions.

Chilean disclosure requirements for publicly listed companies differ from those in the United States in some significant aspects. In addition, although Chilean law imposes restrictions on insider trading and price manipulation, the Chilean securities markets are not as highly regulated and closely supervised as the U.S. securities markets.

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

You should not place undue reliance on forward-looking statements, which speak only as of the date that they were made. This cautionary statement should be considered in connection with any written or oral forward-looking statements that we may issue in the future. We do not undertake any obligation to publicly release any revisions to such forward-looking statements after the filing of this annual report to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

Item 4.	Information on the Company

HISTORY AND DEVELOPMENT OF THE BANK

Overview

We were founded in 1893, and we believe that we have been, for much of our recent history, among the largest and most profitable Chilean banks in terms of return on assets and equity. We are engaged primarily in commercial banking in Chile, providing general banking services to a diverse customer base that includes corporations and individuals.

Our legal name is Banco de Chile. We are organized as a banking corporation under the laws of Chile and are licensed by the Chilean Superintendency of Banks to operate as a commercial bank. Our principal executive offices are located at Ahumada 251, Santiago, Chile. Our telephone number is +56 (2) 637-1111 and our website is www.bancochile.cl.

We are a full-service financial institution providing, directly and indirectly through our subsidiaries and affiliates, a wide variety of credit and non-credit products and services to all segments of the Chilean financial market. Our operations are organized in four principal business segments:

•	wholesale market;

•	retail market;

•	treasury and money market operations; and

•	operations through subsidiaries.

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

As of December 31, 2008, we offered international banking services directly through our trade services subsidiary in Hong Kong, our representative offices in Sao Paulo and Beijing and a worldwide network of correspondent banks. In addition to our commercial banking operations, through our subsidiaries, we offer a variety of non-banking financial services including securities brokerage, mutual fund management, investment banking services, factoring, insurance brokerage, securitization, collection and sales services.

As of December 31, 2008, we had:

•	total assets of Ch$18,128,442 million (U.S.$28,816 million);

•	loans outstanding of Ch$13,649,005 million (U.S.$21,696 million);

•	deposits of Ch$11,479,851 million (U.S.$18,248 million); and

•	equity (including net income and minority interest) of Ch$1,297,743 million (U.S.$2,063 million).

According to information published by the Chilean Superintendency of Banks, as of December 31, 2008, we were the second largest private bank in Chile in terms of total loans (excluding interbank loans) with a market share of 19.4%.

We are headquartered in Santiago, Chile and, as of December 31, 2008, had 14,580 employees and delivered financial products and services through a nationwide network of 371 branches and 1,584 ATMs that form part of a network of 7,056 ATMs operated by Redbanc S.A., a company owned by us and 13 other private sector financial institutions.

History

We were established in 1893 as a result of the merger of Banco Nacional de Chile, Banco Agricola and Banco de Valparaiso, which created the largest privately held bank in Chile. We believe that we remained the largest private bank in Chile until 1996. Beginning in the early 1970s, the Chilean government assumed control of a majority of Chilean banks and all but one of the foreign banks operating at the time closed their branches and offices in Chile. Throughout this era, we remained privately owned, with the Chilean government owning participating shares which it sold to private investors in 1975. We developed a well-recognized name in Chile and expanded our operations in foreign markets where we developed an extensive network of correspondent banks. In the early twentieth century, we established a representative office in London, which we maintained until 1985, when our European operations were moved to Frankfurt. The Frankfurt office was closed in 2000, when our foreign operations were centralized at the New York branch. In 2008, we sold our US branches to Citigroup in connection with our merger with Citibank Chile. In 1987 and 1988, we established four subsidiaries to provide the full range of financial products and services permitted by the General Banking Law and in 1999, we established our insurance brokerage and factoring subsidiaries.

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

Merger with Citibank Chile

On December 27, 2007 our shareholders approved the merger of Citibank Chile into Banco de Chile, which became effective on January 1, 2008. In addition, we entered into a Global Connectivity Agreement with Citigroup Inc. to offer joint global financial services to customers in Chile. During 2008, we integrated Citibank Chile’s technological platforms with ours and also established a new organizational structure in order to satisfy our customers’ needs and to achieve important synergies. We concluded the merger process at the end of 2008 with the integration of Citibank Chile’s consumer business with ours.

Technological Projects

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

During 2005, we successfully concluded the implementation of the Enterprise Resource Planning system, which, in its orientation towards self-service applications, provides human resources solutions. We also deployed a Customer Relationship Management, or CRM, service platform in all our retail branches and call centers. The CRM mainly allows for preventive functions, the management of commercial campaigns and the tracking of credit approvals. In addition, the new accounting system was deployed.

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

During 2008, our priorities were focused on operational and technological stabilization after the merger with Citibank Chile. We have implemented critical initiatives such as the updating of the core database, which included hardware upgrades, the improvement of the batch process time and the performance of our front-end systems and middleware components.

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

The original repayment terms of our Central Bank subordinated debt, which at December 31, 1989 equaled approximately Ch$1,330,259 million, or U.S.$2,115 million, required that a certain percentage of our income before provisions for the subordinated debt be applied to repay this obligation. The Central Bank subordinated debt did not have a fixed maturity, and payments were made only to the extent that we earned income before provisions for the subordinated debt. In 1993 we applied 72.9% of our income before provisions for the Central Bank subordinated debt to the repayment of this debt. In 1994 we applied 67.6% and in 1995 we applied 65.8% of our income before provisions for the Central Bank subordinated debt to the repayment of this debt.

In November 1996, pursuant to Law No. 19,396, our shareholders approved a reorganization by which Banco de Chile was converted to a holding company named SM-Chile. In turn, SM-Chile organized a new wholly-owned banking subsidiary named Banco de Chile, to which it contributed all of its assets and liabilities other than the Central Bank subordinated debt. SM-Chile then created SAOS, a second wholly-owned subsidiary that, pursuant to a prior agreement with the Central Bank, assumed a new repayment obligation in favor of the Central Bank that replaced the Central Bank subordinated debt in its entirety.

This Central Bank indebtedness, for which SAOS is solely responsible and for which there is no recourse to us or SM-Chile, was equal to the unpaid principal of the Central Bank subordinated debt that it replaced, but had terms that differed in some aspects. The most important of these included a rescheduling of the debt for a term of 40 years providing for equal annual installments and a pledge of our shares as collateral for such debt. The Central Bank indebtedness bears interest at a rate of 5.0% per year and is denominated in UF. See “Item 5. Operating and Financial Review and Prospects—Operating Results—Overview—Inflation—UF-denominated Assets and Liabilities” for a further explanation of UF.

In exchange for assuming the Central Bank indebtedness, SAOS received from SM-Chile, a holding company that beneficially owns SAOS and us, 63.6% of our shares as collateral for this indebtedness. As a result of our merger with Banco de A. Edwards, the percentage of our shares held by SAOS decreased to 42.0%. As a result of the capital increase agreed upon in the Extraordinary Shareholders’ Meeting held in May 2007, the share dividend paid in May 2006, May 2007, and June 2009, and the merger with Citibank Chile in January 2008, the percentage of our shares held by SAOS further decreased to 34.6%. Dividends received from us are the sole source of SAOS’s revenue, which it must apply to repay this indebtedness. However, under SAOS’s agreement with the Central Bank, we have no obligation to distribute dividends to our shareholders. To the extent distributed dividends are not sufficient to pay the amount due on this indebtedness, SAOS is permitted to maintain a cumulative deficit balance with the Central Bank that SAOS commits to pay with future dividends. If the cumulative deficit balance exceeds an amount equal to 20% of our paid-in capital and reserves, the Central Bank may require SAOS to sell a sufficient number of shares of our stock owned by SAOS to pay the entire accumulated deficit amount. As of April 30, 2009, SAOS maintained surplus with the Central Bank of Ch$86,819 million, equivalent to 6.58% of our paid-in capital and reserves. As of the same date, Ch$263,719 million would have represented 20% of our paid-in capital and reserves. See “Item 3. Key Information—Risk Factors—Risks Relating to our Operations and the Banking Industry.” Our affiliate may be obligated to sell shares of our stock in the public market if we do not pay sufficient dividends. See Note 34 to our audited consolidated financial statements.

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

Capital Expenditures

The following table reflects our capital expenditures in each of the three years ended December 31, 2006, 2007 and 2008:

	For the Year Ended December 31,
	2006		2007		2008
	(in millions of constant Ch$ as of December 31, 2008)
Computer equipment	Ch$	11,004	Ch$	14,223	Ch$	5,440
Furniture, machinery and installations		12,567		11,749		9,266
Real estate		1,944		1,232		1,138
Vehicles		380		895		467

Subtotal		25,895		28,099		16,311
Software		12,717		8,067		8,261

Total	Ch$	38,612	Ch$	36,166	Ch$	24,572

Our budget for capital expenditures in 2009 is Ch$41,480 million. Capital expenditures planned for 2009 consist mainly of expenditures for information technology and infrastructure, which are aimed at improving our efficiency and productivity.

Regarding technology capital expenditures, during 2009 we expect that the main disbursements will be related to:

•	the final stages of our new checking account system, including the integration with Citibank’s regional and global systems;

•	the roll-out of our new teller system as well as the Customer Relationship Management (CRM) sales platform in all CrediChile branches;

•	the upgrade of our internet customer authentication platform; and

•	the implementation of biometric solutions for customer transactions.

In terms of infrastructure, our 2009 capital expenditures are expected to involve the opening of new branches and ATMs, the refurbishment of some existing branches and the performance of maintenance in the ordinary course of our business.

BUSINESS OVERVIEW

Business Strategy

Our long-term strategy is to maintain and enhance our position as a leading bank in Chile by providing a broad range of financial products and services to corporations and individuals nationwide. As part of this strategy, we utilize a multi-brand approach to target diverse market segments and leverage our strongly positioned brand names: “Banco de Chile,” “Banco Edwards Citi,” “Banchile” and “Banco Credichile.” The key components of our strategy are described below.

Profitable Business Growth

Our banking strategy is focused on those businesses which make significant contributions and have risks that are bounded, and on retaining and strengthening the relationship with our customers. We seek a sustained growth, especially in higher-margin segments and in those business areas that provide a strong growth potential. Our focus on growth has been primarily placed on Retail segments, large companies and the Treasury segment, as we seek to achieve the same strong position in those areas that we have in the Large Corporations segment.

Along with our traditional lending activities, we have increased our focus on other sources of revenue, such as foreign exchange derivative transaction, fee-based products and services. In this regard, our consolidated income from fees and other services has continued to be an important source of income in recent years, achieving Ch$187,773 million (U.S.$298 million or 23.9% of operating revenues) in 2007 and Ch$215,862 million (U.S.$ 343 million or 19.7% of operating revenues) in 2008. We seek to continue to increase our fee-based revenues by developing new services and by strategically cross-selling these services to our base of existing retail and wholesale banking customers. For our wholesale banking customers, we intend to actively market new and existing fee-based services such as receivables collection, payroll services, supplier payments, investment advisory services and cash management. For our retail banking customers, we intend to increase revenues from new and existing fee-based services such as general checking services, ATMs, credit cards, mutual funds, securities brokerage and insurance brokerage.

Continued Improvement of our Efficiency

Our efficiency approach is focused on seeking higher levels of productivity and cost control. We believe that a low-cost structure will become increasingly important to our ability to compete profitably. To achieve this goal, we have invested in (1) technology development, (2) developing business processes that are simpler and more manageable, and (3) secure and modern platforms that allow better time response and higher productivity.

We have invested heavily in technology during recent years (approximately Ch$99,350 million (U.S.$158 million) in the last three years) and we plan to continue focusing on technology in the future to achieve further improvements in customer service and operating efficiency.

In 2008, our consolidated operating expenses represented approximately 52.3% of our operating revenue. We intend to improve this ratio in the coming years by expanding the volume of our business and enhancing our internal processes, cost controls and monitoring.

High Standards of Service Quality

Given the importance of service quality to loyalty and retention of our customers, continuous improvement is required. We have developed and implemented a series of measures to improve our quality of service, such as: (1) the implementation of a new value proposition with emphasis on excellence service, (2) the strengthening of the quality service delivered to customers through an ongoing improvement plan that identifies the critical behaviors of our customers, developing an attention protocol for different kind of clients, (3) the transfer of business operation practices from high service quality branches to lower service quality branches, (4) the implementation of several enhancements to our Internet channel and business units in order to increase the processing capacity of information, allowing us to manage larger volumes of business with better time response to customers, (5) the development of a more effective call center platform and (6) the redistribution of our corporate portfolios among corporate executives, allowing us to obtain a deeper specialization and to improve the quality of our service.

Excellence in Human Resources Management

In order to succeed in the long term, we believe that it is essential to have highly qualified and motivated employees with a strong commitment to the goals and values of our institution. We seek to establish a distinctive culture among our employees fostering (1) a clear focus on the customer, (2) confidence and leadership, (3) meritocracy and high performance, (4) collaboration and teamwork, (5) accountability and empowerment, and (6) innovation and continuous improvement.

We intend to make all necessary efforts to remain as one of the most respected companies at the occupational level, developing and fostering one of the most important assets of the Bank, represented by a team of excellence that is highly committed to our mission and the institutional values that represent us.

We cannot assure you that we will be able to realize our strategic objectives. For a discussion of certain risks applicable to our operations and to Chile that may affect our ability to meet our objectives, see “Item 3. Key Information—Risk Factors.”

Ownership Structure

The following diagram shows the ownership structure as of June 17, 2009:

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

The following table provides information on the composition of our loan portfolio and our consolidated net income before tax for the year ended December 31, 2008, allocated among our principal business segments:

	Loans			Consolidated net income (1)(2)
	(in millions of constant Ch$ as of December 31, 2008, except for percentages)
Retail market	Ch$	5,756,906	42.2%	Ch$	157,894
Wholesale market		7,640,021	56.0		128,773
Treasury and money market operations		—	—		108,664
Operations through subsidiaries		252,078	1.8		26,335
Other (adjustments and eliminations)		—	—		(149,239)

Total	Ch$	13,649,005	100.0%	Ch$	272,427

(1)	The net income breakdown shown is used for internal reporting, planning and marketing purposes and is based on, among other things, our estimated funding cost and direct and indirect cost allocations. This breakdown may differ in some aspects from breakdowns of our operating income for financial reporting and regulatory purposes. Separate information on the operations, assets and income of our financial services subsidiaries and affiliates is provided below under “—Operations through Subsidiaries.”

(2)	The results associated with our gap management (interest rate mismatches) have been allocated in the treasury and money market operations segment.

The following table provides our consolidated operating revenues, for the period indicated, allocated among our principal business segments:

	For the Year Ended December 31,
	2006		2007		2008
	(in millions of constant Ch$ as of December 31, 2008)
Retail market	Ch$	367,223	Ch$	403,951	Ch$	547,182
Wholesale market		161,787		186,222		293,016
International banking(1)		18,075		11,863		—
Treasury and money market operations		50,533		87,801		136,461
Operations through subsidiaries		84,329		104,809		119,920
Other (adjustments and eliminations)		16,114		(9,966)		901

Total	Ch$	698,061	Ch$	784,680	Ch$	1,097,480

(1)	As part of the merger with Citibank Chile, Banco de Chile sold its Miami and New York branches to Citibank N.A.

The following table provides a geographic market breakdown of our operating revenues for the years indicated.

	For the Year Ended December 31,
	2006		2007		2008
	(in millions of constant Ch$ as of December 31, 2008)
Chile	Ch$	679,861	Ch$	772,975	Ch$	1,097,334
Banking operations		586,097		662,127		939,806
Operations through subsidiaries		93,764		110,848		157,528
Foreign operations		18,200		11,705		146
New York		16,255		9,564		—
Miami		1,648		1,922		—
Operations through subsidiaries		297		219		146

Total	Ch$	698,061	Ch$	784,680	Ch$	1,097,480

Retail Market

Our retail market business segment serves the financial needs of individuals and middle market companies through our branch network comprised of 371 branches.

As of December 31, 2008, loans to our retail market represented 42.2% of our total loans outstanding and our retail market business segment accounted for approximately Ch$179,710 million of our net income before tax for the year ended December 31, 2008.

The following table sets forth the composition of our retail market business segment’s loan portfolio as of December 31, 2008:

	As of December 31, 2008
	(in millions of constant Ch$ as of December 31, 2008, except for percentages)
Commercial loans	Ch$	1,576,694	27.4%
Residential mortgage loans		2,301,574	40.0
Consumer loans		1,878,638	32.6

Total	Ch$	5,756,906	100.0%

The retail market business segment is served by two divisions: (i) the individuals and middle market division and (ii) the Banco CrediChile division.

Individuals and Middle Market Division

The individuals and middle market division is responsible for offering financial services to individuals with incomes of over Ch$400 thousand monthly (or Ch$4.8 million annually) and to small and medium-sized companies with annual sales of up to Ch$1,400 million. The individuals and middle market division manages that portion of our branch network that operates under the brand names Banco Chile and Banco Edwards/Citi. We had 227 such branches at December 31, 2008.

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

At December 31, 2008, the individuals and middle market division served more than 571,000 individual customers and over 54,000 companies, resulting in outstanding loans to approximately 535,000 debtors, including approximately 60,109 residential loans, 46,018 commercial loans, 463,000 approved lines of credit, 256,967 other consumer loans and 658,871 credit card accounts. At the same date, we maintained 570,292 checking accounts, 163,939 savings accounts and 156,282 time deposits related to individuals.

As of December 31, 2008, loans originated by our individuals and middle market division represented 37.7% of our total outstanding loans. The following table sets forth the composition of our portfolio of loans to individuals and middle market companies as of December 31, 2008:

	As of December 31, 2008
	(in millions of constant Ch$ as of December 31, 2008, except for percentages)
Commercial Loans
Commercial credit		1,338,759	26.0
Leasing contracts		155,354	3.0
Other loans		76,402	1.5

Total Commercial Loans	Ch$	1,570,515	30.5%

Residential Mortgage Loans	Ch$	2,236,897	43.5%

Consumer Loans
Installment loans		810,798	15.8
Credit cards		280,386	5.4
Lines of credit		247,177	4.8

Total Consumer Loans	Ch$	1,338,361	26.0%

Total	Ch$	5,145,773	100.0%

The principal financial services offered to individuals include checking accounts, automatic bill payment, debit cards, credit cards, revolving credit lines, housing loans, consumer loans, life insurance, general insurance (like home and vehicle insurance), savings instruments, mutual funds, stock trading and foreign currency services.

Installment Loans

Our consumer installment loans to individuals are generally incurred, up to a customer’s approved credit limit, to finance the cost of goods or services, such as cars, travel and household furnishings. Consumer loans are denominated in both pesos and UF, bear interest at fixed or variable rates of interest and are generally repayable in installments of up to 36 months.

At December 31, 2008, we had Ch$ 810,798 million in installment loans to individuals, which accounted for 43.2% of the retail market business segment consumer loans. A majority of installment loans are denominated in pesos and are payable monthly.

Residential Mortgage Loans

As of December 31, 2008, there were outstanding residential mortgage loans to individuals of Ch$2,236,897 million, which represented 43.5% of the retail market total loans and 16.4% of our total loan portfolio. A feature of our mortgage loans to individuals is that mortgaged property typically secures all of a mortgagor’s credit with us, including credit card and other loans.

Our residential mortgage loans generally have maturities between five and 30 years and are denominated in UF. To reduce our exposure to interest rate fluctuations and inflation with respect to our residential loan portfolio, a portion of these residential loans is currently funded through the issuance of mortgage finance bonds, which are recourse obligations with payment terms that are matched to the residential loans and which bear a real market interest rate plus a fixed spread over the rate of change in the UF. Chilean banking regulations limit the amount of a residential mortgage loan that may be financed with a mortgage finance bond to the lesser of 75% of the purchase price of the property securing the loan or the appraised value of such property. In addition, we generally require that the monthly payments on a residential mortgage loan not exceed 25% of the borrower’s household after-tax monthly income. This is mandatory for mortgage loans financed by mortgage bonds in which the assessment value of the property is less than UF3,000.

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

As of December 31, 2008, we were Chile’s second largest private sector bank in terms of amount of mortgage loans, and, based on information prepared by the Chilean Superintendency of Banks, we accounted for approximately 14.1% of the residential mortgage loans in the Chilean banking system and approximately 18.7 % of such loans made by private sector banks.

Credit Cards

As of December 31, 2008, we issued Visa, MasterCard and Diners credit cards, and our product portfolio includes both personal and corporate cards. In addition to traditional cards, our credit card portfolio also includes co-branded cards (“Travel Club,” “Global Pass” and “Premium Club”), and 75 affinity card groups, most of which are associated with our co-branded programs.

As of December 31, 2008, we had 697,729 valid credit card accounts, with 883,536 credit cards to individuals. Total charges on our credit cards during 2008 amounted to Ch$ 1,139,510 million, with Ch$1,022,952 million corresponding to purchases and service payments in Chile and abroad and Ch$ 116,558 million corresponding to cash advances (both within Chile and abroad). These charge volumes represent a 34.5% market share in terms of volume of use of bank credit cards issued in Chile.

As of December 31, 2008, our credit card loans to individuals amounted to Ch$ 280,386 million and represented 14.9% of our retail market business segment’s consumer loans.

Two Chilean companies that are affiliated with us, Transbank S.A. and Nexus S.A., provide us with merchant acquisition and credit card processing services. As of December 31, 2008, Transbank S.A. had 15 shareholders and Nexus S.A. had seven shareholders, all of which are banks. As of December 31, 2008, our equity ownership in Transbank S.A. was 26.2% and our equity interest in Nexus S.A. was 25.8%.

We believe that the Chilean market for credit cards has a high potential for growth, especially among customers in the lower-middle and middle-income bracket, as the average merchant fees will continue to decline. We also believe that, in addition to the other banks that operate in Chile, our main competitors are department store cards and other non-banking businesses involved in the issuance of credit cards.

Debit Cards

We have different types of debit cards. Depending on their specifications, these cards can be used for banking transactions on the ATMs that operate on the local network, Redbanc, the Visa International PLUS network, the local network of merchants participating in the local Redcompra debit program or the international network of merchants associated with the Electron program. We have given these debit cards different names (Chilecard, Chilecard Plus, Chilecard Electron, Chilecard Empresas, Banjoven, Cheque Electronico, Multiedwards, Cuenta Directa, Cuenta Facil, Cuenta Familiar and Citicard) based on their specific functions and the relevant brand and target market to which they are oriented. As of December 31, 2008, we had a 43.8% market share of debit card transactions, with approximately 46.5 million transactions performed as of that date.

Lines of Credit

We had approximately 463,458 approved lines of credit to individual customers as of December 31, 2008 and outstanding advances to 326,407 individuals totaling Ch$247,177 million, or 4.3% of the retail market total loans.

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

Deposit Products

We seek to increase our deposit-taking activities as a means of diversifying our sources of funding. We believe that the deposits of our individual customers provide us with a relatively low cost, stable funding source, as well as the opportunity to cross-market our other products and services. We offer checking accounts, time deposits and savings accounts to our individual customers. Checking accounts are peso-denominated and mostly non-interest bearing (approximately 0.1% of total checking accounts of the individual and middle market division are interest-bearing) and savings accounts are denominated in UF and bear interest at a fixed rate. Time deposits are denominated in pesos, UF and U.S. dollars. Most time deposits bear interest at a fixed rate with a term of 30 to 360 days.

While historically demand has been mainly for UF-denominated deposits during times of high inflation, demand for deposits denominated in pesos has increased in the current environment of lower and more stable inflation rates in Chile.

As of December 31, 2008, we administered 516,385 checking accounts for approximately 492,337 individual customers with an aggregate balance of Ch$708,620 million. At such date, our checking account balances totaled approximately Ch$2,534,753 million and represented 15.1% of our total liabilities.

The principal financial services offered to small and medium size companies with annual sales of up to Ch$1,400 million by the individuals and middle market division include a complete range of products, such as various financing options, support in import and export transactions, collection services, payments and collections, leasing agreements, factoring services, checking account services, investment management, insurance brokerage, currency trading, transfers and payments to and from abroad. As of December 31, 2008, we had approximately 51,020 middle market companies with checking accounts and 30,088 debtors.

Commercial Credits

Our individuals and middle market division’s commercial loans, which mainly consist of project financing and working capital loans, are denominated in pesos, UF or U.S. dollars. Commercial loans may have fixed or variable rates of interest and generally mature between one and three months from the date of the loan. As of December 31, 2008, our individuals and middle market companies had outstanding commercial loans of Ch$1,415,161 million, representing 24.6% of the retail market business segment’s total loans and 10.4% of our total loans at that date.

Leasing Contracts

Leasing contracts are financing leases for capital equipment and property. Leasing contracts may have fixed or variable rates of interest and generally mature between one and five years for equipment and between five and twenty years for property. Most of these contracts are denominated in UF. As of December 31, 2008, our individuals and middle market companies had outstanding leasing contracts of Ch$155,354 million, representing 2.7% of the retail market and 1.1% of our total loans at that date.

Mortgage Loans

Mortgage loans granted to middle market companies are non-residential mortgage loans made to finance offices, land and other real estate. Mortgage loans are denominated in UF and generally have maturities of between eight and 12 years. As of December 31, 2008, middle market companies had outstanding mortgage loans of approximately Ch$178,284 million, representing 3.5% of the retail market business segment’s total loans and 1.3% of our total loans at such date.

Banco CrediChile Division, or Banco CrediChile

The Banco CrediChile division offers loans and other financial services to the lower-middle to middle income portions of the Chilean population, which historically have only been partially served by banking institutions. This bracket includes individuals whose monthly incomes fluctuate between Ch$100,000 and Ch$400,000 and small businesses. Banco CrediChile represents a distinct delivery channel for our products and services in this bracket, maintaining a separate brand and network of 144 Banco CrediChile branches. Banco CrediChile was established in 2004 from what was formerly our consumer banking division. In 2008, the business of Banco Credichile was combined with the consumer division of Atlas as part of the merger with Citibank Chile and thus became the leader in this segment in Chile.

Banco CrediChile offers our customers a range of products, including consumer loans, credit cards, auto loans and residential mortgage loans and a special demand deposit account (see “—Bancuenta” below) targeted at low-income customers. As of December 31, 2008, Banco CrediChile had approximately 450,709 customers and total loans outstanding of Ch$611,134 million, representing 4.5% of our total loan portfolio at that date.

The following table sets forth the composition of our portfolio of loans to Banco CrediChile as of December 31, 2008:

	As of December 31, 2008
	(in millions of constant Ch$ as of December 31, 2008, except for percentages)
Commercial loans	Ch$	6,179	1.0%
Residential mortgage loans	Ch$	64,677	10.6%
Consumer loans
Installment loans		508,926	83.3
Credit cards		30,428	5.0
Lines of credit		923	0.1
Total consumer loans	Ch$	540,277	88.4%

Total	Ch$	611,133	100.0%

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

The Chilean Superintendency of Banks requires greater allowances for loan losses for banks with lower credit classifications, such as Banco CrediChile. Banco CrediChile employs a specific credit scoring system, developed by our individual risk division, as well as other criteria to evaluate and monitor credit risk. Banco CrediChile seeks to ensure the quality of our loan portfolio through adherence to our loan origination procedures, particularly the use of our credit scoring system and credit management policies, including the use of credit bureaus and the services of the Chilean Superintendency of Banks. Banco CrediChile uses rigorous procedures for collection of past due loans through Socofin S.A., our specialized collection subsidiary. We believe that we have the necessary procedures and infrastructure in place to manage the risk exposure that Banco CrediChile introduces. These procedures allow us to take advantage of the attractive growth and earnings potential of this market while helping to manage the exposure to higher risk. See “Item 3. Key Information—Risk Factors—Risks Relating to our Operations and the Banking Industry—The growth of our loan portfolio may expose us to increased loan losses” and “Item 3. Key Information—Risk Factors—Risks Relating to our Operations and the Banking Industry—Our loan portfolio may not continue to grow at the same or similar rate.”

Consumer Lending

Banco CrediChile provides short- to medium-term consumer loans and credit card services. As of December 31, 2008, Banco CrediChile had approximately 371,371 consumer loans that totaled Ch$508,926 million outstanding. As of the same date, Banco CrediChile customers had 214,506 valid credit card accounts, with outstanding balances of Ch$30,428 million.

Bancuenta

Banco CrediChile introduced Bancuenta as a basic deposit product that provides consumers flexibility and ease of use, which allows us to tap a section of the consumer market that previously was not part of the banking system. The Bancuenta account is a non-interest bearing demand deposit account without checking privileges targeted at customers who want a secure and comfortable means of managing and accessing their money. The customer may use the ATM card linked to the Bancuenta account (which may include a revolving line of credit) to make deposits or automatic payments to other Banco CrediChile accounts through a network of 7,056 ATMs available through the Redbanc network.

As of December 31, 2008, Banco CrediChile had approximately 655,179 Bancuenta accounts. Bancuenta account holders pay an annual fee, a fee related to the number of withdrawals on the Bancuenta line of credit and interest on any outstanding balance under the line of credit. All fees and interest due on a Bancuenta account are withdrawn automatically on a monthly basis from funds available in the account. Bancuenta allows us to offer our wholesale customers the ability to pay their employees by direct deposit of funds into the individual employee’s account at Banco CrediChile. We believe this product can lead to stronger long-term relationships with our wholesale customers and with the employees of such customers.

Wholesale Market

Our wholesale market business segment serves the needs of corporate customers with annual sales in excess of Ch$1,400 million. As of December 31, 2008, loans made by this business segment totaled approximately Ch$7,640,021 million and represented 56.0% of our total loan portfolio. Our wholesale banking business segment accounted for approximately Ch$146,708 million of our net income before tax for the year ended December 31, 2008.

The following table sets forth the composition of our portfolio of loans to the wholesale market as of December 31, 2008:

	As of December 31, 2008
	(in millions of constant Ch$ as of December 31, 2008, except for percentages)
Commercial credits	Ch$	5,167,658	67.6%
Foreign trade loans		1,505,087	19.7
Leasing loans		568,703	7.5
Factoring loans		236,876	3.1
Other loans		161,697	2.1

Total	Ch$	7,640,021	100.0%

As of December 31, 2008, we had approximately 8,628 wholesale debtors. Our wholesale customers are engaged in a wide spectrum of industry sectors. As of December 31, 2008, this business segment’s loans were mainly related to:

•	financial services (approximately 29.5% of all loans made by this business segment);

•	trade (approximately 15.5% of all loans made by this business segment);

•	manufacturing (approximately 13.5% of all loans made by this business segment);

•	construction (approximately 11.5% of all loans made by this business segment);

•	agriculture, forestry and fishing (approximately 7.2% of all loans made by this business segment); and

•	community, social and personal services (approximately 5.6% of all loans made by this business segment).

In line with our strategy of identifying and differentiating market segments to provide value proposals for the specific needs of our customers, we have defined two divisions within the wholesale market based on companies’ annual sales, grouping them into (i) large corporations and (ii) large companies.

Large Corporations Division

The large corporations division is oriented towards providing services to corporations that sell more than Ch$70 billion annually. This division’s customers include a large proportion of Chile’s publicly traded companies, subsidiaries of multinationals and conglomerates, including those in the financial, commercial, manufacturing, industrial and infrastructure sectors, as well as projects and concessions.

As of December 31, 2008, we had 606 large corporations debtors. Loans to large corporations totaled approximately Ch$3,923,232 million as of December 31, 2008, representing 28.7% of our total loans at that date.

The following table sets forth the composition of our portfolio of loans by the large corporations division as of December 31, 2008:

	As of December 31, 2008
	(in millions of constant Ch$ as of December 31, 2008, except for percentages)
Commercial credits	Ch$	2,946,005	75.1%
Foreign trade loans		630,312	16.1
Leasing loans		73,612	1.9
Factoring loans		172,690	4.4
Other loans		100,613	2.5

Total	Ch$	3,923,232	100.0%

We offer our large corporation customers a wide variety of products that include short and long-term financing, working capital loans, mortgage loans, leasing, long-term syndicated loans and factoring, plus the investment banking services offered by our subsidiary, Banchile Asesoría Financiera S.A. Our investment banking services include the underwriting of public and private securities offerings. We also offer payment services (payrolls, suppliers, pensions, dividends, etc.), collection services and connection to international funds transfer networks, apart from the traditional deposit products, especially the checking account.

We are party to approximately 837 payment service contracts and approximately 210 collection service contracts with large corporations. We believe that cash management and payment service contracts provide a source of low-cost deposits and the opportunity to cross-market our products and fees to payees, many of whom maintain accounts with us. Under our collection contracts, we act as a collection agent for our large corporate customers, providing centralized collection services for their accounts receivable and other similar payments.

In order to provide a highly competitive service, our large corporation division has the direct support of our treasury and money market operations segment, which fulfills our corporate customers’ liquidity and short-term loans requirements directly. We have also improved our technological offerings to facilitate connection with customers and permit self-service. Similarly, we offer derivative products, which we believe have become increasingly important, especially peso-dollar and UF-dollar forward contracts and interest rate swaps.

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

Large Companies Division

The large companies division provides a broad range of financial products such as electronic banking, leasing, foreign trade and financial consultancy to companies with annual sales between Ch$1,400 million and Ch$70 billion. Customers within this division are those related to commercial, manufacturing, the agriculture, forestry, fishing, infrastructure and real estate sectors, as well as projects and concessions.

As of December 31, 2008, we had 8,022 large companies debtors. Loans to large companies totaled approximately Ch$3,716,789 million as of December 31, 2008, representing 27.2% of our total loans at that date.

The following table sets forth the composition of our portfolio of loans by the large companies division as of December 31, 2008:

	As of December 31, 2008
	(in millions of constant Ch$ as of December 31, 2008, except for percentages)
Commercial credits	Ch$	2,221,653	59.8%
Foreign trade loans		874,775	23.5
Leasing loans		495,091	13.3
Factoring loans		64,186	1.7
Other loans		61,084	1.7

Total	Ch$	3,716,789	100.0%

The products offered to these customers are mainly commercial loans, lines of credit, foreign trade and foreign currency transactions, factoring services, leasing, mortgage loans, syndicated loans, mergers and acquisitions and debt restructuring assistance, payments and collections services, checking accounts and related services, corporate credit cards, cash and investment management, forward contracts to hedge against currency fluctuations and insurance brokerage.

Our leasing segment is part of the large companies division and operates under the name of Banchile Leasing. Our factoring subsidiary, Banchile Factoring S.A., provides its services principally through the large companies division. The large companies division has introduced a new service model, centralizing the majority of business relations with its customers and eliminating intermediate reporting levels to provide faster response times. Account officers, which are organized by geographic region and by economic sector, are strongly sales-oriented and have a particular concern for service quality.

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

The treasury and money market operations business segment is also in charge of monitoring compliance with regulatory deposit limits, technical reserves and maturity and rate matches, and monitors our adherence to the security margins defined by regulatory limits, as well as risk limits for interest rate, currency and investment gaps. The treasury and money market operations business segment continually monitors the funding costs of the local financial system, comparing them with our costs.

Our security portfolio as of December 31, 2008 amounted to Ch$1,071,438 million, of which 39.5% consisted of securities issued by the Central Bank and the Chilean Government, 9.6% consisted of securities from foreign issuers, 46.5% consisted of securities issued by local financial institutions and 4.4% consisted of securities issued by Chilean corporate issuers. Our investment strategy is designed with a view to supplementing our expected profitability, risks and economic variable projections. Our investment strategy is kept within regulatory limits as well as internal limits defined by our finance committee.

The international area, also part of the treasury and money market operations segment, manages relations with correspondent banks throughout the world, ensuring the fluent functioning of international payments and obtaining foreign currency financing for the Bank itself. As of December 31, 2008, we have established a network of approximately 900 correspondent banks, credit relations with approximately 250 correspondent banks and account relationships with approximately 42 correspondent banks.

Operations through Subsidiaries

We have made several strategic long-term investments in financial services companies, which are engaged in activities complementary to our commercial banking activities. Our principal goal in making these investments is to develop a comprehensive financial services group capable of meeting the diverse financial needs of our current and potential clients.

The following table sets forth information with respect to our financial services subsidiaries as of December 31, 2008:

	As of or for the year ended December 31, 2008
	Assets		Equity		Net Income (loss)
	(in millions of constant Ch$ as of December 31, 2008)
Banchile Corredores de Bolsa S.A.	Ch$	465,118	Ch$	65,705	Ch$	10,016
Banchile Administradora General de Fondos S.A.		46,855		44,764		5,758
Banchile Factoring S.A.		245,753		33,220		925
Banchile Corredores de Seguros Ltda		13,447		11,257		3,595
Socofin S.A.		5,270		572		112
Banchile Asesoría Financiera S.A.		5,469		3,869		4,743
Banchile Trade Services Limited		724		695		113
Banchile Securitizadora S.A.		522		408		(42)
Promarket S.A.		2,353		933		598
Citibank Agencia de Valores S.A(1).	Ch$	6,876	Ch$	6,746	Ch$	(144)

Total	Ch$	792,387	Ch$	168,169	Ch$	25,674

(1)	As a result of the merger with Citibank Chile, Banco de Chile, as the legal successor and continuing entity of Citibank Chile, holds title to all of the rights that belonged to the corporation Citibank Agencia de Valores S.A., which consequently became a subsidiary of Banco de Chile in accordance with article 70 of the General Banking Law and Chapter 11-6 of the Updated Compilation of Standards. Effective January 1, 2009, Citibank Agencia de Valores S.A. merged with and into Banchile Corredores de Bolsa S.A.

The following table sets out our ownership interest in our financial services subsidiaries as of December 31, 2008:

	Ownership Interest
	Direct (%)	Indirect (%)	Total (%)
Banchile Trade Services Limited (Hong Kong)	100.00	—	100.00
Banchile Administradora General de Fondos S.A.	99.98	0.02	100.00
Banchile Asesoría Financiera S.A.	99.96	—	99.96
Banchile Corredores de Seguros Ltda.	99.83	0.17	100.00
Banchile Corredores de Bolsa S.A.	99.68	0.32	100.00
Banchile Factoring S.A.	99.75	0.25	100.00
Banchile Securitizadora S.A.	99.00	1.00	100.00
Socofin S.A.	99.00	1.00	100.00
Promarket S.A.	99.00	1.00	100.00
Citibank Agencia de Valores S.A(1).	99.90	—	99.90

(1)	As a result of the merger with Citibank Chile, Banco de Chile, as the legal successor and continuing entity of Citibank Chile, holds title to all of the rights that belonged to the corporation Citibank Agencia de Valores S.A., which consequently became a subsidiary of Banco de Chile in accordance with article 70 of the General Banking Law and Chapter 11-6 of the Updated Compilation of Standards. Effective January 1, 2009, Citibank Agencia de Valores S.A. merged with and into Banchile Corredores de Bolsa S.A.

Each of these subsidiaries is incorporated in Chile, except for Banchile Trade Services Limited, which is incorporated in Hong Kong.

Securities Brokerage Services

We provide securities brokerage services through Banchile Corredores de Bolsa S.A. Banchile Corredores de Bolsa S.A. is registered as a securities broker with the Chilean Superintendency of Securities and Insurance, the regulator of Chilean open stock corporations, and is a member of the Santiago Stock Exchange and the Chilean Electronic Stock Exchange. Since it was founded in 1989, Banchile Corredores de Bolsa S.A. has provided stock brokerage services, fixed income investments and foreign exchange products to individuals and businesses through our branch network. During the year ended December 31, 2008, Banchile Corredores de Bolsa S.A. had an aggregate trading volume on the Santiago Stock Exchange and the Chilean Electronic Stock Exchange of approximately Ch$6,175,895 million. As of December 31, 2008, Banchile Corredores de Bolsa S.A. had equity of Ch$65,705 million and, for the year ended December 31, 2008, net income of Ch$10,016 million, which represented 3.7% of our consolidated net income for such period.

In addition, Citibank Agencia de Valores S.A., prior to its merger with and into Banchile Corredores de Bolsa S.A. referred to below, provided financial services as a securities broker, such as mutual funds management services. Citibank Agencia de Valores S.A. became a subsidiary of Banco de Chile as of January 1, 2008, as a result of the merger with Citibank Chile. As of December 31, 2008, Citibank Agencia de Valores S.A. had equity of Ch$6,746 million and, for the year ended December 31, 2008, a net loss of Ch$144 million. Effective January 1, 2009, Citibank Agencia de Valores S.A. merged with and into Banchile Corredores de Bolsa S.A.

Mutual and Investment Fund Management

Since 1980, we have provided mutual fund management services through Banchile Administradora General de Fondos S.A. (formerly Banchile Administradora de Fondos Mutuos S.A.). As of December 31, 2008, according to data prepared by the Chilean Superintendency of Securities and Insurance, Banchile Administradora General de Fondos S.A. was the largest mutual fund manager in Chile, managing approximately 24.0% of all Chilean mutual funds assets. As of December 31, 2008, Banchile Administradora General de Fondos S.A. operated 73 mutual funds and managed Ch$3,005,266 million in net assets on behalf of 250,930 corporate and individual participants. Banchile Administradora General de Fondos S.A. also operates four investment funds, Chile Small Cap, Banchile Inmobiliario I, II and III, and manages Ch$75,269 million in net assets on behalf of 938 participants.

During 2008, Banco de Chile acquired Legg Mason Chile, which channeled the business of Citibank Chile. Subsequently, during the same period, Legg Mason Chile merged with Banchile Administradora General de Fondos S.A.

The following table sets forth information regarding the various mutual funds managed by Banchile Administradora General de Fondos S.A. as of December 31, 2008:

		Net Asset Value
		As of December 31, 2008
Name of Fund	Type of Fund	(in millions of Ch$)
Utilidades	Fixed income (short/medium term)	74,334
Liquidez 2000	Fixed income (short term)	534,889
Deposito XXI	Fixed income (medium/long term)	160,621
Corporativo	Fixed income (short term)	354,301
Estrategico	Fixed income (medium/long term)	281,893
Corporate Dollar	Fixed income (short term)	315,793
Horizonte	Fixed income (medium/long term)	39,355
Patrimonial	Fixed income (short term)	124,623
Performance	Fixed income (short/medium term)	20,360
Banchile Acciones	Equity	48,130
Ahorro	Fixed income (medium/long term)	20,816
Alianza	Debt/Equity (medium/long term)	17,045
Disponible	Fixed income (short term)	66,060
Crecimiento	Fixed income (short/medium term)	62,644
Inversion	Debt/Equity	19,865
Inversion 10	Debt/Equity	678
Inversion 20	Debt/Equity	2,038
Operacional	Fixed income (short/medium term)	11,539
Capitalisa Accionario	Equity	4,366
Renta Futura	Fixed income (short/medium term)	25,058
Euro Money Market Fund	Fixed income (short term)	23,059
Emerging Fund	Debt/Equity	24,808
Latin America Fund	Debt/Equity	67,046
Cobertura	Fixed income (medium/long term)	1,609
Dolar Fund	Fixed income (medium/long term)	2,469
U.S. Fund	Debt/Equity	2,457
Global	Debt/Equity	403
Asia Fund	Debt/Equity	5,946
Europe Fund	Debt/Equity	2,925
International Bond	Fixed income (medium/long term)	484
Medical & Health-Care Fund	Debt/Equity	209
Inversion Dollar 30	Debt/Equity	1,421
Emerging Dollar	Debt/Equity	21,187
Global Dollar	Debt/Equity	716
U.S. Dollar Fund	Debt/Equity	524
Gestion Activa A	Debt/Equity	7,041
Gestion Activa Acciones	Debt/Equity	2,442
Gestion Activa B	Debt/Equity	2,466
Gestion Activa C	Debt/Equity	3,427
Gestion Activa D	Debt/Equity	1,043
Gestion Activa E	Debt/Equity	5,296
Bambu Garantizado	Fixed income (medium/long term)	21,137
Brics Garantizado	Fixed income (medium/long term)	12,104
Inversionista Calificado	Equity	13,271
Fronteras del Este	Fixed income (medium/long term)	4,086
Marfil Garantizado	Fixed income (medium/long term)	11,749
Verde Amarelo Garantizado	Fixed income (medium/long term)	62,528
Consumo Estable	Debt/Equity	222
Energía y Materiales	Debt/Equity	1,042
Financiero	Debt/Equity	229

Gigantes Garantizado	Fixed income (medium/long term)		26,547
Industria y Consumo Cíclico	Debt/Equity		671
Liquidez Full	Fixed income (short term)		226,605
Tecnología y Telecomunicaciones	Debt/Equity		191
Tigres Garantizado	Fixed income (medium/long term)		15,242
Potencias Garantizado	Fixed income (medium/long term)		29,434
Fortalezas Garantizado	Fixed income (medium/long term)		16,479
Wall Street 107 Garantizado	Fixed income (medium/long term)		10,368
Inversión China	Debt/Equity		308
Inversión Brasil	Debt/Equity		669
Balance I	Debt/Equity		2,744
Asiatico Accionario	Debt/Equity		443
Inversión Dólar	Debt/Equity		2,710
Acciones Europa	Debt/Equity		1,163
Acciones USA	Debt/Equity		398
Cash	Fixed income (short term)		79,271
Inversión M.P.	Debt/Equity		5,302
Latina Accionario	Debt/Equity		12,565
Mid Cap	Equity		4,222
Inversión L.P.	Debt/Equity		23,178
Chile Accionario	Equity		20,930
Capital Financiero	Fixed income (short term)		31,193
Depósito Flexible	Fixed income (short term)		6,879

Total		Ch$	3,005,266

As of December 31, 2008, Banchile Administradora General de Fondos S.A. had equity of Ch$44,763 million and, for the year ended December 31, 2008, net income of Ch$5,758 million, which represented 2.1% of our consolidated net income for such period.

Factoring Services

We provide factoring services to our customers through Banchile Factoring S.A. Through this service, we purchase our customers’ outstanding debt portfolios, such as bills, notes, promissory notes or contracts, advancing them the cash flows involved and performing the collection of the related instruments. As of December 31, 2008, Banchile Factoring S.A. had net income of Ch$925 million, with a 2.8% return on equity and an estimated 12.3% market share in Chile’s factoring industry.

Financial Advisory Services

We provide financial advisory and other investment banking services to our customers through Banchile Asesoría Financiera S.A. The services offered by Banchile Asesoría Financiera S.A. are directed primarily to our corporate customers and include advisory services regarding mergers and acquisitions, restructuring, project finance and strategic alliances. As of December 31, 2008, Banchile Asesoría Financiera S.A. had equity of Ch$3,869 million and, for the year ended December 31, 2008, net income of Ch$4,744 million.

Insurance Brokerage

We provide insurance brokerage services to our customers through Banchile Corredores de Seguros Limitada. In 2000, we began to offer life insurance policies associated with consumer loans and non-credit related insurance to our individual clients and the general public. As of December 31, 2008, Banchile Corredores de Seguros Limitada had equity of Ch$11,256 million and, for the year ended December 31, 2008, net income of Ch$3,595 million. Banchile Corredores de Seguros Limitada had a 4.4% market share, measured by amount of policies (in Chilean pesos) sold by insurance brokerage companies during 2007, the latest year for which information is available for insurance brokerage companies.

Securitization Services

We offer investment products to meet the demands of institutional investors, such as private pension funds and insurance companies, through Banchile Securitizadora S.A. This subsidiary securitizes financial assets, which involves the issuance of a debt instrument with a credit rating that can be traded in the Chilean marketplace, backed by a bundle of revenue-producing assets of the client company. As of December 31, 2008, Banchile Securitizadora S.A. had equity of Ch$407 million and, for the year ended December 31, 2008, a net loss of Ch$42 million. Banchile Securitizadora S.A. had a 11.3% market share measured by volume of assets securitized as of December 31, 2008.

Credits pre-evaluation services

Promarket S.A. provides credit pre-evaluation services to the Bank and its subsidiaries, and researches information about potential customers. As of December 31, 2008, Promarket S.A. had equity of Ch$934 million and, for the year ended December 31, 2008, net income of Ch$598 million.

Collection Services

We provide judicial and extra-judicial loan collection services on our behalf or on behalf of third parties through Socofin S.A. As of December 31, 2008, Socofin S.A. had equity of Ch$572 million and, for the year ended December 31, 2008, net income of Ch$112 million.

Trade Services

In November 2004, we began offering direct trade services to our customers through Banchile Trade Services Limited, which acts as our trade finance entity in markets such as China, Hong Kong, Taiwan and South Korea. As of December 31, 2008, Banchile Trade Services Limited had equity of Ch$695 million and, for the year ended December 31, 2008, net income of Ch$113 million.

Distribution Channels and Electronic Banking

Our distribution network provides integrated financial services and products to our customers through a wide range of channels. This network includes ATMs, branches, on-line banking and phone-banking devices. Our 1,584 ATMs (that form part of Redbanc’s 7,056 ATM system) allow our customers to conduct self-service banking transactions during banking and non-banking hours.

As of December 31, 2008, we had a network of 371 retail branches throughout Chile. The branch system serves as a distribution network for all of the products and services offered to our customers. Our full-service branches accept deposits, disburse cash, offer the full range of our retail banking products such as consumer loans, automobile financing, credit cards, mortgage loans and checking accounts and provide information to current and potential customers.

We offer electronic banking services to our customers 24 hours a day through our internet website, www.bancochile.cl, which has homepages that are segmented by market. Our individual homepage offers a broad range of services, including the payment of bills, electronic fund transfers, stop payment and non-charge orders, as well as a wide variety of account inquiries. Our corporate homepage offers services including our office banking service, Banconexion Web, which enables our corporate customers to perform all of their banking transactions from their offices. Both homepages offer our customers the sale of third-party products with exclusive benefits. We also have a homepage designed for our investor customers, through which they can perform transactions such as stock trading, time deposit taking and opening savings accounts. Our foreign trade customers can rely on our international business homepage, which enables them to inquire about the status of their foreign trade transactions and perform transactions such as opening letters of credit, recording import collection and hedging on instructions and letters of credit. In 2008, approximately 409,631 individual and corporate customers performed close to 16.6 million transactions monthly on our website, of which approximately 3.4 million were monetary transactions.

In addition, we provide our customers with access to a 24-hour phone-banking call center that grants them access to account information and allows them to effect fund transfers and certain payments. This service, through which we receive approximately 605,703 calls per month, has enabled us to develop customer loyalty campaigns, sell financial services and products, answer specialized inquiries about our remote services and receive and resolve complaints by customers and non-customers.

In 2001, in association with Banco de Credito e Inversiones, we created a company called Comercio Electronico Artikos Chile S.A. with the purpose of providing Chilean companies with the opportunity to trade their products and services electronically through the internet. We supplement this service with a wide range of financial services and electronic payment means.

Involvement with the Transantiago Plan

Since June 2005, we have been a shareholder in Administrador Financiero de Transantiago (“AFT”), the company responsible for the financial management of the overhaul of Santiago’s public transit system (the “Transantiago Plan”). Other majority shareholders of the company include three major Chilean banks, a financial services company and a technology services company. We own 20% of AFT’s shares, which had an original capitalization of approximately U.S.$13.4 million as of June 8, 2005.

Although the Transantiago Plan has been beset with problems regarding its design, implementation and financing, certain transport agreements executed in March 2008 by and among the Secretary of Transportation and Telecommunications, the AFT and Toll Roads Companies sought to improve the Transantiago Plan. The Transantiago Plan is facing operational deficits that may be funded by means of permanent fiscal subsidies.

In 2007, as shareholders of AFT, we made extraordinary contributions for a total amount of U.S.$4,114,000 with the purpose of financing AFT’s expenses, which were capitalized as of December 31, 2007. Between January and April 2008, we made additional funds available to AFT in the amount of U.S.$358,000, to pay expenses arising from the Transantiago Plan. We have made no additional funds available after April 2008. AFT believes that it may continue to finance its operational expenses with revenue generated in the ordinary course of its business. However, if we had to incur additional payments, we do not expect that any such payments will materially affect our business.

Competition

Overview

The Chilean market for banking and other financial services is highly competitive, and we face significant competition in each of our principal segments of operation. The Chilean financial services market consists of a number of distinct sectors. The most important sector, commercial banking, includes 23 privately owned banks and one public sector bank, Banco del Estado. As of December 31, 2008, three banks together accounted for 53.5% of all outstanding loans by Chilean financial institutions, net of interbank loans: Banco Santander-Chile (20.8%), our bank (19.4%) and Banco de Credito e Inversiones (13.3%).

As a commercial bank offering a range of services to all types of businesses and individual customers, we face a variety of competitors, ranging from other large, privately owned commercial banks to more specialized entities like “niche” banks. We consider the principal commercial banks in Chile to be our primary competitors, namely, Banco Santander-Chile, Banco de Credito e Inversiones, Banco Bilbao Vizcaya Argentaria Chile, or BBVA, and Corpbanca. Nevertheless, we face competition to a lesser extent from Banco del Estado, which has a larger distribution network and larger customer base than we do. Banco del Estado, which operates under the same regulatory regime as Chilean private sector banks, was the fourth largest bank in Chile as of December 31, 2008, with outstanding loans, net of interbank loans, of Ch$9,322,591 million, representing a 13.3% market share, according to data published by the Chilean Superintendency of Banks.

In the wholesale market, we consider our strongest competitors to be Banco Santander-Chile, Banco de Credito e Inversiones, BBVA and Corpbanca. We also consider these banks to be our most significant competitors in the middle market companies business segment.

In the retail market, we compete with other private sector Chilean banks, as well with Banco del Estado. Among private banks, we consider our strongest competitors in this market to be Banco Santander-Chile, Banco de Credito e Inversiones and BBVA, as each of these banks has developed business strategies that focus on both middle market companies and lower-middle to middle income brackets of the Chilean population. In addition, with respect to high-income individuals, as of December 2008, we considered our strongest competitors in this market to be Banco Santander-Chile and Banco Itaú Chile.

The Chilean banking industry has experienced increased levels of competition in recent years, including from foreign banks, which has led to, among other things, consolidation in the industry. Consequently, strategies have, on an overall basis, been aimed at reducing costs and improving efficiency standards. Our income may decrease due to the extent and intensity of competition.

We expect the trend of increased competition and consolidation to continue, particularly in connection with the formation of new large financial groups and the creation of new niche banks. In this regard, in mid-1996, Banco Santander of Spain took control of Banco Osorno and merged it into its Chilean operations, changing its name to Banco Santander-Chile. In addition, Banco O’ Higgins and Banco de Santiago merged in January 1997, forming Banco Santiago. In 1999, Banco Santander of Spain took control of Banco Santiago. In August 2002, Banco Santiago and Banco Santander–Chile, then the second and fourth largest banks in Chile, respectively, merged and became Chile’s largest bank. In 2003, Banco del Desarrollo merged with Banco Sudameris, and in 2004, Dresdner Banque Nationale de Paris merged with Banco Security. In 2005, Banco de Credito e Inversiones merged with Banco Conosur. In 2007, Banco Itaú acquired Bank Boston unit in Chile, while Rabobank acquired HNS Bank. In addition, Scotiabank acquired Banco del Desarrollo. In the first quarter of 2008, we merged with Citibank Chile. In 2008, the Chilean Superintendency of Banks authorized the opening of a branch of the Norwegian bank DnB NOR and the acquisition of ABN Amro Bank by The Royal Bank of Scotland.

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

Non-bank competition from large department stores has become increasingly significant in the consumer-lending sector. Indeed, three new consumer-oriented banks, affiliated with Chile’s largest department stores, have been established during recent years. Although these banks had a market share of 1.5% as of December 31, 2008, according to the Chilean Superintendency of Banks, the opening of these banks is likely to make consumer banking more competitive.

The following table provides certain statistical information on the Chilean financial system as of December 31, 2008:

	As of December 31, 2008
	Assets			Loans(1)			Deposits			Equity(2)
	Amount		Share	Amount		Share	Amount		Share	Amount		Share
	(in millions of constant Ch$ as of December 31, 2008, except percentages)
Private banks	Ch$	87,717,192	85.1%	Ch$	60,928,548	86.7%	Ch$	51,578,027	84.4%	Ch$	6,820,696	90.7%
Banco del Estado		15,384,129	14.9		9,322,591	13.3		9,526,365	15.6		695,307	9.3

Total banking system	Ch$	103,101,321	100.0%	Ch$	70,251,139	100.0%	Ch$	61,104,392	100.0%	Ch$	7,516,003	100.0%

Source: Chilean Superintendency of Banks

(1)	Net of interbank loans.

(2)	Equity includes net income for purposes of this table.

Loans

The following table sets forth our market share in terms of loans (excluding interbank loans), and such of our principal private sector competitors, as of the dates indicated:

	Bank Loans(1)
	As of December 31, 2008
	2004	2005	2006	2007	2008
Banco Santander-Chile	22.5%	22.3%	22.0%	20.9%	20.8%
Banco de Chile(2)	18.2	18.3	18.2	18.4	19.4
Citibank Chile	2.2	1.9	1.8	1.7	—
Banco de Credito e Inversiones	12.6	13.0	13.1	13.0	13.3
BBVA Bilbao Vizcaya	7.7	8.0	8.1	8.3	7.5
Banco Corpbanca	6.4	6.3	6.2	6.7	7.0

Total market share	69.6%	69.8%	69.4%	69.0%	68.0%

Source: Chilean Superintendency of Banks

(1)	For ease of comparison, interbank loans have been eliminated.

(2)	Banco de Chile merged with Citibank Chile in 2008.

Credit Quality

As of December 31, 2008, according to information published by the Chilean Superintendency of Banks, we had a ratio of allowances to total loans of 1.66%. This ratio was below the 1.79% posted by all banks in Chile as a whole. The following graph illustrates the five-year history of our allowances to total loan portfolio ratio as compared to the Chilean financial system’s ratio as of December 31 for each of the years indicated. Since 2008, the Chilean Superintendency of Banks has published financial statement information on a consolidated basis.

Source: Chilean Superintendency of Banks

The following table sets forth the ratio of allowances to total loans of the largest private sector banks and that of the financial system as a whole (including such banks) as of December 31 in each of the last five years:

	Allowances to Total Loans
	As of December 31,
	2004	2005	2006	2007	2008(1)
Banco de Chile(1)	2.24%	1.73%	1.50%	1.37%	1.66%
Citibank Chile	2.71	2.13	1.55	1.96	—
Banco de Credito e Inversiones	1.88	1.52	1.23	1.28	1.41
BBVA Bilbao Vizcaya	2.06	1.36	1.14	1.00	1.18
Banco Santander–Chile	2.04	1.49	1.50	1.73	1.95
Banco Corpbanca	1.72	1.57	1.40	1.28	1.46

Financial system	2.03%	1.64%	1.50%	1.59%	1.79%

Source: Chilean Superintendency of Banks

(1)	Banco de Chile merged with Citibank Chile in 2008.

As of December 31, 2008, according to information published by the Chilean Superintendency of Banks, we had a ratio of past due loans to total loans of 0.60%. The following table sets forth the ratio of past due loans to total loans for the four largest private sector banks as of December 31 in each of the last five years on a consolidated basis:

	Past Due Loans to Total Loans
	As of December 31,
	2004	2005	2006	2007	2008(1)
BBVA Bilbao Vizcaya	1.65%	1.14%	0.93%	0.91%	1.00%
Banco Santander–Chile	1.54	1.07	0.80	0.87	1.10
Banco de Credito e Inversiones	0.92	0.72	0.79	0.66	0.80
Banco de Chile(1)	1.23	0.87	0.64	0.52	0.60
Citibank Chile	1.07	0.57	0.28	0.25	—
Banco Corpbanca	0.81%	0.89%	0.58%	0.54%	0.78%

Source: Chilean Superintendency of Banks

(1)	Banco de Chile merged with Citibank Chile in 2008.

Deposits

We had deposits of Ch$11,482,449 million as of December 31, 2008 on a consolidated basis. In consolidated terms, our 18.8% of the market share for deposits, including borrowings from domestic financial institutions, placed us in second place among private sector banks. The following table sets forth the market shares in terms of deposits for the private sector banks with the largest market share as of December 31 in each of the last five years on a consolidated basis:

	Deposits
	As of December 31,
	2004	2005	2006	2007	2008
Banco de Chile(1)	16.6%	16.4%	17.8%	17.0%	18.8%
Citibank Chile	2.4	2.0	1.8	2.0	—
Banco Santander–Chile	19.3	20.5	20.9	20.2	20.8
Banco de Credito e Inversiones	11.1	11.8	12.3	12.3	13.2
BBVA Bilbao Vizcaya	9.1	8.6	8.9	8.9	7.4
Banco Corpbanca	6.9	5.9	5.1	6.2	6.1

Total market share	65.4%	65.2%	66.8%	66.6%	66.3%

Source: Chilean Superintendency of Banks

(1)	Banco de Chile merged with Citibank Chile in 2008.

Equity

With Ch$1,216,008 million in equity (not including net income, minority interest and provision for minimum dividends), according to information published by the Chilean Superintendency of Banks, as of December 31, 2008, we were the second largest private sector commercial bank in Chile in terms of equity.

The following table sets forth the level of equity for the largest private sector banks in Chile as of December 31 in each of the last five years:

	Equity
	As of December 31,
	2004		2005		2006		2007		2008
	(in millions of constant Ch$ as of December 31, 2008)
Banco Santander–Chile	Ch$	1,031,203	Ch$	1,006,335	Ch$	1,122,916	Ch$	1,229,911	Ch$	1,348,342
Banco de Chile(1)		646,118		710,287		748,078		881,115		1,216,008
Citibank Chile		286,693		296,642		331,184		326,137		—
Banco de Credito e Inversiones		417,441		472,252		546,912		619,160		684,007
Banco Corpbanca		403,128		424,097		461,150		472,218		455,152
BBVA Bilbao Vizcaya	Ch$	312,292	Ch$	309,624	Ch$	312,279	Ch$	364,720	Ch$	420,914

Source: Chilean Superintendency of Banks

(1)	Banco de Chile merged with Citibank Chile in 2008.

Return on Average Equity

Our return on average equity, including net income for the year, was 20.1% for the year ended December 31, 2008, according to information published by the Chilean Superintendency of Banks. The following table sets forth our return on average equity and the returns of our principal competitors and the Chilean financial system, in each case as of December 31 in each of the last five years:

	Return on Average Equity Year Ended December 31,
	2004	2005	2006	2007	2008
Banco de Chile(1)	23.6%	26.7%	25.0%	27.4%	20.1%
Banco Santander-Chile	20.4	23.7	25.2	23.9	22.0
Banco de Credito e Inversiones	22.8	23.4	22.6	21.8	20.3
Banco Corpbanca	14.6	13.8	9.5	11.6	11.9
BBVA Bilbao Vizcaya	5.3	10.7	10.0	9.8	10.4
Citibank Chile	4.2	6.8	10.7	6.7	—

Financial system average	15.3%	16.4%	16.8%	16.5%	13.6%

Source: Chilean Superintendency of Banks

(1)	Banco de Chile merged with Citibank Chile in 2008.

Efficiency

For the year ended December 31, 2008, our efficiency ratio (operating expenses as a percentage of our operating revenues) was 52.3% on a consolidated basis.(1)

The following table sets forth the efficiency ratios of the largest private sector Chilean banks as of December 31 in each of the last three years:

	Efficiency Ratio(1)
	As of December 31,
	2004	2005	2006	2007	2008
BBVA Bilbao Vizcaya	63.6%	65.0%	62.5%	59.1%	54.5%
Banco de Credito e Inversiones	53.0	51.8	52.8	49.7	50.6
Banco de Chile(2)	51.4	53.6	53.8	48.5	52.3
Citibank Chile	81.3	77.5	68.1	63.4	—
Banco Santander-Chile	44.0	41.5	39.0	36.5	38.0
Banco Corpbanca	39.2%	40.0%	48.8%	41.8%	43.6%

Source: Chilean Superintendency of Banks

(1)	Calculated by dividing operating expense by operating revenue.

(2)	Banco de Chile merged with Citibank Chile in 2008.

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

The legal purpose of the Central Bank is to maintain the stability of the Chilean peso and the orderly functioning of Chile’s internal and external payment systems. The Central Bank’s powers include setting reserve requirements, regulating the amount of money and credit in circulation, and establishing regulations and guidelines regarding finance companies, foreign exchange (including the Formal Exchange Market) and bank deposit-taking activities.

The Chilean Superintendency of Banks

Banks are supervised and controlled by the Chilean Superintendency of Banks, a Chilean governmental agency. The Chilean Superintendency of Banks authorizes the creation of new banks and has broad powers to interpret and enforce legal and regulatory requirements applicable to banks and financial companies. Furthermore, in cases of noncompliance with its legal and regulatory requirements, the Chilean Superintendency of Banks has the ability to impose sanctions. In extreme cases, it can appoint, with the prior approval of the board of directors of the Central Bank, a provisional administrator to manage a bank. It must also approve any amendment to a bank’s bylaws or any increase in its capital.

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

If the acquiring bank or resulting group would own a market share in loans determined by the Chilean Superintendency of Banks to be more than 15% but less than 20%, the authorization will be conditioned on the bank or banks maintaining an effective equity not lower than 10% of their risk-weighted assets for a period set by the Chilean Superintendency of Banks, which may not be less than one year. The calculation of risk-weighted assets is based on a five-category risk classification system applied to a bank’s assets that is based on the Basel Committee recommendations.

Pursuant to the regulations of the Chilean Superintendency of Banks, the following ownership disclosures are required:

•	banks must disclose to the Chilean Superintendency of Banks the identity of any person owning, directly or indirectly, 5.0% or more of its shares;

•	holders of ADSs must disclose to the depositary the identity of beneficial owners of ADSs registered under such holders’ names;

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

In March 2002, the Central Bank authorized banks to pay interest on checking accounts and the Chilean Superintendency of Banks published guidelines permitting banks to offer and charge fees for the use of a checking account product that pays interest. Under these guidelines, these accounts may be subject to a minimum balance and different interest rates depending on average balances held in the account. The Central Bank has imposed additional caps on the interest rate that can be charged by banks with a solvency score of less than A.

In June 2007, the Chilean Government passed Law No. 20,190, which amended various aspects of Chile’s capital markets regulatory framework, such as the General Banking Law, Securities, Insurance, Venture Capital and Tax law. Law No. 20,190 is aimed at improving the access to financing for start-up companies and small businesses in order to strengthen confidence in the stock market and to stimulate the development of the financial market in general. The General Banking Law was amended to achieve these ends by, among other things, revising regulations concerning demand deposits, increasing certain credit limits, and redefining the calculations to determine the proper amount for a bank’s reserves. In addition, the General Banking Law was amended to allow local banks to engage in derivatives such as options, swaps and forwards, thereby eliminating prior existing legal impediments to those practices.

Deposit Insurance

According to the Chilean General Banking Law, local or foreign currency denominated deposits at banks or financial companies are insured as described below.

The Chilean Government guarantees up to 100% of the principal amount of the following deposits held by individuals:

•	Deposits in current accounts;

•	Deposits in savings accounts;

•	Other demand deposits; and

•	Deposits in savings accounts with unlimited withdrawals.

In addition, the Chilean Government guarantees up to 90.0% of the principal amount of time deposits held by individuals in the Chilean banking system. This guarantee covers obligations with a maximum value of UF108 per person (Ch$2,316,877.6 or U.S.$3,682.79 as of December 31, 2008).

Reserve Requirements

Deposits are subject to a reserve requirement of 9.0% for demand deposits and 3.6% for time deposits (with terms of less than one year). The Central Bank has statutory authority to increase these percentages to as much as 40% for demand deposits and as much as 20% for time deposits, to implement monetary policy.

In addition, Chilean banks must hold a certain amount of assets in cash or highly liquid instruments. This reserve requirement is equal to the amount by which the daily balance of deposits payable on demand, net of clearing, exceeds 2.5 times the amount of the bank’s effective equity. Deposits payable on demand include:

•	deposits in checking accounts;

•	other demand deposits or obligations payable on demand and incurred in the ordinary course of business;

•	saving deposits that allow unconditional withdrawals that bear a stated maturity; and

•	other deposits unconditionally payable immediately.

Chilean regulations also require that (1) gaps between assets and liabilities maturing within less than 30 days do not exceed a bank’s basic capital and (2) gaps between assets and liabilities maturing within less than 90 days do not exceed twice a bank’s equity.

Minimum Capital

Under the Chilean General Banking Law, a bank must have a minimum paid-in capital and reserves of UF800,000 (Ch$17,162 million or U.S.$27.3 million as of December 31, 2008). However, a bank may begin its operations with 50.0% of such amount, provided that it has an effective equity ratio (defined as effective equity as a percentage of risk-weighted assets) of not less than 12.0%. When such a bank’s paid-in capital reaches UF600,000 (Ch$12,872 million or U.S.$20.5 million as of December 31, 2008), the effective equity ratio requirement is reduced to 10.0%.

Capital Adequacy Requirements

According to the General Banking Law, each bank should have an effective equity of at least 8.0% of its risk-weighted assets, net of required allowances. Effective equity is defined as the aggregate of:

•	a bank’s paid-in capital and reserves, or net capital base;

•	its subordinated bonds, considered at the issue price (but reduced 20.0% for each year during the period commencing six years prior to maturity), but not exceeding 50.0% of its net capital base; and

•	its additional allowances for loan losses, up to 1.25% of risk-weighted assets to the extent these additional allowances exceed those that banks are required to maintain by law or regulation.

Banks should also have a net capital base of at least 3.0% of their total assets, net of required allowances.

Market Risk Regulations

In September 2005, the Chilean Superintendency of Banks introduced new regulations for measuring market risks (e.g., price and liquidity risks). The Chilean Superintendency of Banks introduced standardized methodologies based on Basel Market Risk Measurement models for measuring and reporting price risks. These methodologies allow local banks to determine interest rate, foreign exchange (“FX”) and options risks (for FX and interest rate transactions) taken in both their trading and accrual books.

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

The new rules state that the price risk of the trading book plus 10% of the risk-weighted assets may not be greater than a bank’s effective equity (in this case, the effective equity is equivalent to equity plus subordinated debt and other minor adjustments). As of December 31, 2008, the price risk of our trading book totaled Ch$46,696 million.

The following table shows our regulatory risk availability, computed as the difference between the total risk (10% of the risk-weighted assets plus the trading book risk) and our effective equity, as of December 31, 2008:

As of December 31, 2008
(in millions of constant Ch$)
(a) 10% risk-weighted assets	1,515,396
(b) Trading price risk	46,696
(c = a + b) Total risk	1,562,092
(d) Effective Equity	1,774,448
(e = d - c) Risk Availability	212,356

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

Lending Limits

Under the General Banking Law, Chilean banks are subject to certain lending limits, including the following material limits:

•

a bank may not extend to any entity or individual, directly or indirectly, unsecured credit in an amount that exceeds 10.0% of the bank’s effective equity, or in an amount that exceeds 30.0% of its effective equity if the excess over 10.0% is secured by certain assets with a value equal to or higher than such excess. In the case of foreign export trade financing, the ceiling for unsecured credits is 10.0% and 30.0% for secured credits.

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

Each year, a bank’s board of directors must examine the sufficiency of its level of allowances and provide an opinion stating whether the allowances are sufficient to cover all potential loan losses. The board must also obtain a report from the external auditors regarding compliance with required allowance levels. The opinion of the board of directors must be submitted in writing to the Chilean Superintendency of Banks and, if necessary, should state that additional allowances have been created as a result of the board’s examination.

The additional provisions up to an amount equal to 1.25% of the risk-weighted assets must be accounted for as effective equity in accordance with the Chilean Superintendency of Banks’ guidelines.

The Chilean Superintendency of Banks amended its guidelines effective as of January 1, 2004. Pursuant to the amended guidelines, Chilean banks are required to classify their loan portfolio on an ongoing basis for the purpose of determining the amount of allowances for loan losses. Although the Chilean Superintendency of Banks has established these guidelines, banks are given some latitude in devising more stringent classification systems within such guidelines. Prior to January 1, 2004, banks classified their loan portfolios and determined allowances for loan losses using different guidelines.

In order to create and maintain allowances, Chilean banks use models and methods to classify their portfolio by borrower and loan type. Loans are divided into:

•

consumer loans: comprised of all loans granted to individuals to be used for purchasing goods or services. This category include different types of loans (either installments or revolving), as well as balances from using credit cards or making overdrafts on current accounts belonging to individuals. Consumer loans also include consumer lease transactions and other accounts receivable;

•

mortgage loans: this category includes mortgage loans granted to individuals to acquire, expand, repair or build a home, issued as mortgage bonds, endorsable mortgage loans or other methods. It also includes supplementary loans for the same purposes and bridge loans granted during the period before the mortgage loan has been settled. This subcategory also includes residential real estate lease transactions and other accounts receivable; and

•	commercial loans: this category includes loans other than those described in the bullets above.

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

Upon completion of this analysis, each borrower and loan must be classified by the following normal risk or above normal risk category levels:

Borrowers with Normal Risk

Categories A1, A2 and A3:	Borrowers with payment capacity sufficient to cover their loan obligations. They have no apparent credit risk and their payment capacity is not affected by unfavorable business, economic or financial situations. Category A1 is used exclusively for companies with titles in national currency with a private risk rating equal to or higher than “AA-.”

Category B:	Borrowers with payment capacity sufficient to cover their loan obligations. While they present some risk, their payment capacity is not affected by unfavorable business, economic or financial situations.

Borrowers with Above Normal Risk

Categories C1, C2, C3, C4, D1 or D2:	These borrowers have insufficient payment capacity to cover their loan obligations under predictable circumstances.

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

Foreign currency denominated obligations of Chilean banks are subject to two requirements:

•	a reserve requirement of 9.0% for demand deposits and 3.6% for time deposits. See “—Reserve Requirements” above; and

•

a bank’s aggregate amount of net foreign currency liabilities having an original maturity of less than 30 days cannot exceed its net capital base, and the aggregate amount of net foreign currency liabilities having an original maturity of less than 90 days cannot exceed twice its net capital base.

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

Legal Provisions Regarding Banking Institutions with Economic Difficulties

The General Banking Law provides that if specified adverse circumstances exist at any bank, its board of directors must correct the situation within 30 days from the date of receipt of the relevant financial statements. If the board of directors is unable to do so, it must call a special shareholders’ meeting to increase the capital of the bank by the amount necessary to return the bank to financial stability. If the shareholders reject the capital increase, or if it is not effected within the 30-day period and in the manner agreed to at the meeting, or if the Chilean Superintendency of Banks does not approve the board of directors’ proposal, the bank will be barred from increasing its loan portfolio beyond that stated in the financial statements presented to the board of directors and from making any further investments in any instrument other than instruments issued by the Central Bank. In such a case, or in the event that a bank is unable to make timely payment in respect of its obligations, or if a bank is under provisional administration of the Chilean Superintendency of Banks, the General Banking Law provides that the bank may receive a two-year term loan from another bank. The terms and conditions of such a loan must be approved by the directors of both banks, as well as by the Chilean Superintendency of Banks, but need not be submitted to the borrowing bank’s shareholders for their approval. A creditor bank may not grant such interbank loans to an insolvent bank in an amount exceeding 25.0% of the creditor bank’s effective equity. The board of directors of a bank that is unable to make timely payment of its obligations must present a reorganization plan to its creditors in order to capitalize the credits, extend their respective terms, forgive debts or take other measures for the payment of the debts. If the board of directors of a bank submits a reorganization plan to its creditors and such arrangement is approved, all subordinated debt issued by the bank, whether or not matured, will be converted by operation of law into common stock in the amount required for the ratio of effective equity to risk-weighted assets to be no lower than 12.0%. If a bank fails to pay an obligation, it must notify the Chilean Superintendency of Banks, which shall determine if the bank is solvent.

Dissolution and Liquidation of Banks

The Chilean Superintendency of Banks may establish that a bank should be liquidated for the benefit of its depositors or other creditors when the bank does not have the necessary solvency to continue its operations. In such case, the Chilean Superintendency of Banks must revoke the bank’s authorization to exist and order its mandatory liquidation, subject to agreement by the Central Bank. The Chilean Superintendency of Banks must also revoke the bank’s authorization if the reorganization plan of the bank has been rejected twice. The resolution by the Chilean Superintendency of Banks must state the reason for ordering the liquidation and must name a liquidator, unless the Superintendent of Banks assumes this responsibility. When a liquidation is declared, all checking accounts, other demand deposits received in the ordinary course of business, other deposits unconditionally payable immediately or that have a maturity of no more than 30 days, and any other deposits and receipts payable within 10 days of its maturity date, are required to be paid by using the bank’s existing funds, its deposits with the Central Bank, or its investments in instruments that represent its reserves. If these funds are insufficient to pay these obligations, the liquidator may seize the bank’s remaining assets, as needed. If necessary, and in specified circumstances, the Central Bank will lend the bank the funds necessary to pay these obligations. Any such loans are preferential to any claims of other creditors of the liquidated bank.

Investments in Foreign Securities

Under current Chilean banking regulations, banks in Chile may grant loans to foreign individuals and entities and invest in certain foreign currency securities. Chilean banks may only invest in equity securities of foreign banks and certain other foreign companies which may be affiliates of the bank or which would support the bank’s business if such companies were incorporated in Chile. Banks in Chile may also invest in debt securities traded in formal secondary markets. Such debt securities shall qualify as (1) securities issued or guaranteed by foreign sovereign states or their central banks or other foreign or international financial entities, and (2) bonds issued by foreign companies. Such foreign currency securities must have a minimum rating as indicated in the table below:

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

Convergence to IFRS

The Chilean Superintendency of Banks through Circular No. 3.410, dated November 9, 2007, subsequently complemented by Circular No. 3.443, dated August 21, 2008, introduced the new Compendium of Accounting Standards applicable as of January 1, 2009, as a result of the convergence project to International Financial Reporting Standards (IFRS). Since January 1, 2008, Chilean banks have begun to use the new Compendium of Accounting Standards in the preparation of their financial statements in accordance with the guidance provided by the Chilean Superintendency of Banks. The new Compendium of Accounting Standards differs in certain aspects from IFRS, such as the fact that banks (i) must provide for credit risk based on requirements such as expected losses on loan commitments (i.e., off-balance contingent risk such as authorized credit limits or letters of credit not yet negotiated) and (ii) are not allowed to designate assets or liabilities at fair value.

The retroactive accumulated impact of the accounting changes at December 31, 2008 were directly recognized in equity by an increase equivalent to Ch$23.131 million at January 1, 2009.

The summary of the main accounting criteria changes that have been applied since January 1, 2009, include the following:

•	Price-level restatement

Until December 31, 2008, non-monetary assets, liabilities and equity accounts were restated according to the changes in the Consumer Price Index (CPI).

As of January 1, 2009, price-level restatement criteria was eliminated, considering Chile has a non- hyperinflationary economy as per the terms of the International Standard of Accountancy No. 29 (NIC 29).

•	Staff severance indemnities:

This liability is recorded at its present value, according with Technical Bulletin No. 8 of the Chilean Association of Accountants. As of January 1, 2009, the liabilities of this benefit plan are valued according to “projected unit of credit method,” including as variables: staff rotation rate, the salary growth expected and the probability of use of this benefit, discounted to the current rate for long term operations in accordance with the International Standard of Accountancy No. 19 (NIC 19) Benefits to Employees.

•	Fixed assets:

Until December 31, 2008, fixed assets were stated at acquisition cost net of accumulated depreciation restated by price-level restatement. As of January 1, 2009, the fixed assets value corresponds to historical cost or value of last appraisal required by the local regulator, with the price-level restatement applied until December 31, 2007. In the case of certain real estate items, according to the Compendium of Accounting Standards, the Bank chose to apply the reasonable value of these assets based on independent appraisals.

•	Impaired Portfolio:

The Impaired Portfolio concept was incorporated as of January 1, 2009. Impaired Portfolio corresponds to those customers where there is evidence that they will fail with any of their obligations in the payment conditions that were previously agreed.

In this context, the bank must incorporate these loans to impaired portfolio category and maintain them in that portfolio until a normalization payment’s conduct is observed.

•	Interest revenue:

(i) Until December 31, 2008, the loans and accounts receivable to customers were presented with their interests and accruals, according to the agreed rate. Loan origination costs were capitalized and amortized over the average life of the loan portfolio. As of January 1, 2009, loans and interest revenue are recorded using the effective interest rate method.

(ii) Suspension of recognition of revenue on an accrual basis

Until December 31, 2008, interest revenue recognition factored in the suspension of accrual according to the following criteria:

•	From the date a loan, portion of the loan or installment is unpaid and 90 days overdue, while no payments or renegotiations apply on the delinquent amounts

•	Accrual suspended for loans classified in categories D1 and D2, from the classification date and so long as these loans are not reclassified in a risk category lower than C4.

•	For loans that were classified in category C4 during one year, the accrual is suspended one year after the credit was classified in this category (C4).

Starting on January 1, 2009, a portion of the loan portfolio classified as “impaired portfolio” (customers classified in the D1, D2, C3 and C4 credit risk categories) suspends the accrual of interest as described below:

Suspension Criteria	Suspension applies:
Individual Credit Evaluation (by debtor): Loans classified in categories D1 and D2	Inmediately when the client is classified in these categories.

Individual Credit Evaluation (by debtor): Loans classified in category C3 and C4	After three months in these categories

Group Credit Evaluation (by group of debtors): Loans with guaranties less than 80% of the outstanding	When the loan completes six months of delinquency.

•	Charge-off loans:

Until December 31, 2008, the time requested by the Chilean Superintendency of Banks for recording charge-offs from loans was considered from its entrance to its past due portfolio. The past due portfolio is comprised of loans and loan installments whose principal or interest payments are 90 days or more past due.

As of January 1, 2009, charge-off loans apply on the current and past due installments, i.e., the charge-off should be recorded when the period of an unpaid installment or part of a credit completes the term indicated in the table below:

Types of Loan	Term
Consumer loans with or without collateral	6 months
Other operations without collateral	24 months
Commercial loans with collateral	36 months
Residential real estate mortgage loans	48 months
Consumer leasing	6 months
Other non real estate leasing operations	12 months
Real estate leasing (commercial or residential)	36 months

•	Rewrite of charged-off transactions

Until December 31, 2008, at the moment of a renegotiation of a credit transaction previously written off, the accounting criteria applied treated it as loan recovery for the total amount renegotiated.

Under the new rule, any renewal or renegotiation of charge–off credits is not considered recovery and only effective payments received from customers must be treated as loan recoveries.

Consequently, a previous credit write-off can only be recorded as an asset if the client maintains regular payments for at least six consecutive months.

•	Deferred taxes:

The effect of deferred taxes arising out of the temporary differences originating in the adjustment made due to the application of the new accounting criteria established by the Chilean Superintendency of Banks, were recognized in January 1, 2009.

The summary of retroactive impact on the financial statement due to these new accounting criteria, applicable as of December 31, 2008, is shown under Note 35 to the Consolidated Financial Statements.

Changes to Charging of Fees for Bank Services

On March 25, 2008, the Chilean Superintendency of Banks issued a circular (No. 3,429) which adopted a new rule to govern the charging of fees or commissions for services performed by banks. The new rule provides general criteria for the calculation of fees depending on which products or services are involved. The new rule seeks to increase transparency in fee and commission structures by improving the accuracy of information delivered to customers.

Under the new rule, banks will be required to provide adequate disclosure of financial services costs and will submit periodic information on fees effectively charged. In addition, banks must give 60 days’ notice to affected customers before implementing any changes related to the amount of fees and other charges and must provide full disclosure of any such fees or charges. In particular, the amended rule imposes a restriction on the ability of banks to collect fees for current accounts. Banks will only be permitted to charge annual administration fees for certain services (such as non-payment orders, check protests and non-authorized overdrafts, to name a few). The only fees that may be charged for services to current accounts are those that are either voluntarily accepted by the customer or those that relate to the maintenance of systems for providing such services (and not the transactions themselves).

We anticipate that the application of this new rule will have an impact on the Bank’s income, primarily due to our inability to charge certain fees which have historically been charged. The amended rule became fully effective as of March 1, 2009.

Procedures for the Management of Information of Interest to the Market

In order to ensure compliance with the provisions of the Chilean Securities Market Law and regulations, issued by the Chilean Superintendency of Securities and Insurance and the Chilean Superintendency of Banks, the Board of Directors of Banco de Chile approved, on October 24, 2008, the Manual for the Management of Information of Interest to the Market (the “Manual”).

The Manual’s main objective is to provide timely disclosure of Banco de Chile’s policies and internal regulations in connection with the disclosure of information to the public and the systems that have been implemented at the Bank.

In addition, these policies and internal regulations establish codes of conduct that Banco de Chile’s employees and other persons with access to certain information must comply with in order to protect information related to the Bank.

The Manual is available to the general public on Banco de Chile’s web page at www.bancochile.cl.

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

Based on these requirements, a Customer Identification Program (as part of the Anti-Money Laundering and Terrorism Financing) is needed to enable the Bank to reestablish the reasonable belief that it knows the true identity of its customers. In general, the program includes:

•	properly identifying customers, including their background, source and amount of funds, country of origin and other risk factors;

•	identifying what the Chilean Superintendency of Banks has defined as “persons politically exposed at the international level,” or PEPs, both within Chile and internationally;

•	establishing procedures to open accounts and products, with different documentation requirements needed for different types of accounts and products.

The Anti-Money Laundering and Terrorism Financing system required by local regulations must also include the following components:

•	AML policies and procedures aimed at preventing the Bank from being used as an intermediary to carry out money laundering operations;

•	Creation of a Compliance Officer on a senior management level who is responsible for coordinating and monitoring day-to-day AML compliance;

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

•	Use of software tools to detect, monitor and report unusual operations related to transactions made by customers on different products;

•	Implementation of personnel selection policies and a training program, in order to prevent money laundering issues;

•	Establishment of a Code of Conduct, in order to, among other things, guide employee behavior and prevent possible conflicts of interest; and

•	Independent testing in the Compliance area, which must be conducted by the Bank’s Internal Audit Department.

ORGANIZATIONAL STRUCTURE

The following diagram presents our current corporate structure, including our subsidiaries and their respective ownership interests:

With the exception of Banchile Trade Services Limited, which was incorporated in Hong Kong, all of the subsidiaries presented above have their jurisdiction of incorporation in the Republic of Chile.

PROPERTY, PLANTS AND EQUIPMENT

We are domiciled in Chile and own the building located at Ahumada 251, Santiago, Chile that is approximately 76,500 square meters and serves as the headquarters for the Bank and its subsidiaries. In addition, we own an approximately 15,000 square meter building located at Huerfanos 740, Santiago, Chile where the remainder of our executive offices are located. As of, December 31, 2008, we owned the properties on which 165 of our full-service branches and other points of sale are located (approximately 110,000 square meters of office space). As of December 31, 2008, we had leased office space for our remaining 263 full-service branches and other points of sale, as well as for our representative offices. We also own properties throughout Chile for back office and administrative operations, as well as for storage of documents and other purposes. We believe that our facilities are adequate for our present needs and suitable for their intended purposes.

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

Average Balance Sheets, Interest Earned on Interest Earning Assets and Interest Paid on Interest Bearing Liabilities

The average balances for interest earning assets and interest bearing liabilities, including interest and readjustments received and paid, have been calculated on the basis of our daily balances and on the basis of monthly balances for our subsidiaries. These average balances are presented in Chilean pesos (Ch$), in UF and in foreign currencies (principally the U.S. dollar). The UF is an inflation-indexed Chilean monetary unit of account with a value in Chilean pesos which is linked to, and which is adjusted daily to reflect changes in, the Consumer Price Index of the Chilean National Institute of Statistics. See Note 1(b) to our audited consolidated financial statements.

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

Rd = real average rate for foreign currency denominated assets and liabilities for the period;

Np = nominal average rate for peso-denominated assets and liabilities for the period;

Nd = nominal average rate for foreign currency denominated assets and liabilities for the period;

D = devaluation rate of the Chilean peso to the dollar for the period; and

I = inflation rate in Chile for the period (based on the variation of the Consumer Price Index).

The real interest rate can be negative for a portfolio of peso-denominated loans when the inflation rate for the period is higher than the average nominal rate of the loan portfolio for the same period. A similar effect could occur for a portfolio of foreign currency denominated loans when the inflation rate for the period is higher than the combined effect of the devaluation rate for the period and the corresponding average nominal rate of the portfolio.

The formula for the average real rate for foreign currency denominated assets and liabilities (Rd) reflects a gain or loss in purchasing power caused by the difference between the devaluation rate of the Chilean peso and the inflation rate in Chile during the period.

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

Due to the significant revaluation of the Chilean peso against the U.S. dollar in 2007, and the fact that nominal interest rates and the inflation rate were comparatively high in 2007, most real interest rates on foreign currency assets and liabilities shown in the tables in “—Selected Statistical Information” are negative in 2007.

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

The following tables show, by currency of denomination, average balances and, where applicable, interest amounts, nominal and real rates for our assets and liabilities for the years ended December 31, 2006, 2007 and 2008:

	Year Ended December 31,
	2006						2007						2008
	Average balance		Interest earned(1)		Average nominal rate	Average real rate	Average balance		Interest earned(1)		Average nominal rate	Average real rate	Average balance		Interest earned(1)		Average nominal rate	Average real rate
	(in millions of constant Ch$ as of December 31, 2008, except percentages)
Assets
Interest earning assets Cash and due from banks
Ch$	Ch$	254,822	Ch$	583	0.23%	(2.28%)	Ch$	295,948	Ch$	1,170	0.40%	(6.89%)	Ch$	422,079	Ch$	415	0.10%	(6.91%)
UF		—		—	—	—		—		—	—	—		—		—	—	—
Foreign currency		726,595		6,843	0.94	2.28		515,138		8,570	1.66	(12.52)		381,112		2,997	0.79	18.92

Total		981,417		7,426	0.76	1.10		811,086		9,740	1.20	(10.46)		803,191		3,412	0.42	5.35

Financial Investments
Ch$		710,284		39,269	5.53	2.88		905,763		50,999	5.63	(2.03)		867,210		62,371	7.19	(0.31)
UF		179,795		10,750	5.98	3.32		216,936		20,689	9.54	1.59		322,485		36,753	11.40	3.60
Foreign currency		572,303		25,068	4.38	5.76		444,819		16,666	3.75	(10.73)		203,955		5,301	2.60	21.06

Total		1,462,382		75,087	5.13	4.07		1,567,518		88,354	5.64	(4.00)		1,393,650		104,425	7.49	3.72

Loans in advance to banks
Ch$		42,005		3,552	8.46	5.74		96,019		8,670	9.03	1.12		141,955		15,343	10.81	3.05
UF		—		—	—	—		—		—	—	—		—		—	—	—
Foreign currency		—		—	—	—		—		—	—	—		—		—	—	—

Total		42,005		3,552	8.46	5.74		96,019		8,670	9.03	1.12		141,955		15,343	10.81	3.05

Commercial loans
Ch$		2,166,742		175,100	8.08	5.37		2,594,798		211,466	8.15	0.31		3,590,168		331,502	9.23	1.58
UF		3,286,110		231,010	7.03	4.35		3,388,834		400,698	11.82	3.71		3,569,057		486,244	13.62	5.67
Foreign currency		968,043		55,847	5.77	7.17		1,137,472		66,004	5.80	(8.96)		1,662,260		79,709	4.80	23.65

Total		6,420,895		461,957	7.19	5.12		7,121,104		678,168	9.52	0.45		8,821,485		897,455	10.17	7.39

Consumer loans
Ch$		1,184,899		225,020	18.99	16.01		1,325,815		245,424	18.51	9.92		1,794,184		376,279	20.97	12.50
UF		30,456		5,982	19.64	16.64		30,455		4,278	14.05	5.78		34,449		5,337	15.49	7.40
Foreign currency		—		—	—	—		—		—	—	—		—		—	—	—

Total		1,215,355		231,002	19.01	16.03		1,356,270		249,702	18.41	9.82		1,828,633		381,616	20.87	12.40

Residential mortgage loans
Ch$		—		—	—	—		—		—	—	—		—		—	—	—
UF		1,680,655		124,723	7.42	4.73		1,958,547		235,605	12.03	3.90		2,156,801		300,347	13.93	5.95
Foreign currency		—		—	—	—		—		—	—	—		—		—	—	—

Total		1,680,655		124,723	7.42	4.73		1,958,547		235,605	12.03	3.90		2,156,801		300,347	13.93	5.95

Repurchase agreement
Ch$		51,055		2,538	4.97	2.34		33,354		1,892	5.67	(1.99)		72,007		4,639	6.44	(1.01)
UF		—		—	—	—		—		—	—	—		—		—	—	—
Foreign currency		1,027		11	1.07	2.41		7,541		481	6.38	(8.46)		2,668		27	1.01	19.19

Total		52,082		2,549	4.89	2.34		40,895		2,373	5.80	(3.18)		74,675		4,666	6.25	(0.29)

Total interest earnings assets
Ch$		4,409,807		446,062	10.12	7.36		5,251,697		519,621	9.89	1.92		6,887,603		790,549	11.48	3.67
UF		5,177,016		372,465	7.19	4.51		5,594,772		661,270	11.82	3.71		6,082,792		828,681	13.62	5.67
Foreign currency		2,267,968		87,769	3.87	5.25		2,104,970		91,721	4.36	(10.20)		2,249,995		88,034	3.91	22.61

Total	Ch$	11,854,791	Ch$	906,296	7.64%	5.71%	Ch$	12,951,439	Ch$	1,272,612	9.83%	0.72%	Ch$	15,220,390	Ch$	1,707,264	11.22%	7.27%

(1)	Interest earned includes interest accrued on trading securities.

	Year Ended December 31,
	2006						2007						2008
	Average balance		Interest earned(1)		Average nominal rate	Average real rate	Average balance		Interest earned(1)		Average nominal rate	Average real rate	Average balance		Interest earned(1)		Average nominal rate	Average real rate
	(in millions of constant Ch$ as of December 31, 2008, except percentages)
Assets
Non–interest earning assets Transaction in the course of collection
Ch$	Ch$	230,054		—	—	—	Ch$	218,229		—	—	—	Ch$	233,298		—	—	—
UF		—		—	—	—		—		—	—	—		—		—	—	—
Foreign currency		135,080		—	—	—		146,672		—	—	—		223,668		—	—	—

Total		365,134		—	—	—		364,901		—	—	—		456,966		—	—	—

Allowances for loan losses
Ch$		(139,523)		—	—	—		(141,388)		—	—	—		(182,539)		—	—	—
UF		—		—	—	—		—		—	—	—		—		—	—	—
Foreign currency		(232)		—	—	—		(223)		—	—	—		—		—	—	—

Total		(139,755)		—	—	—		(141,611)		—	—	—		(182,539)		—	—	—

Derivatives
Ch$		19,470		—	—	—		51,222		—	—	—		698,945		—	—	—
UF		—		—	—	—		—		—	—	—		4		—	—	—
Foreign currency		134,327		—	—	—		12,138		—	—	—		62,310		—	—	—

Total		153,797		—	—	—		63,360		—	—	—		761,259		—	—	—

Investment in other companies
Ch$		130,083		—	—	—		151,611		—	—	—		180,479		—	—	—
UF		—		—	—	—		—		—	—	—		—		—	—	—
Foreign currency		2		—	—	—		2		—	—	—		2		—	—	—

Total		130,085		—	—	—		151,613		—	—	—		180,481		—	—	—

Intangible assets
Ch$		18,174		—	—	—		24,631		—	—	—		31,709		—	—	—
UF		—		—	—	—		—		—	—	—		—		—	—	—
Foreign currency		—		—	—	—		—		—	—	—		—		—	—	—

Total		18,174		—	—	—		24,631		—	—	—		31,709		—	—	—

Fixed assets
Ch$		169,485		—	—	—		169,894		—	—	—		199,239		—	—	—
UF		—		—	—	—		—		—	—	—		—		—	—	—
Foreign currency		2,690		—	—	—		1,375		—	—	—		—		—	—	—

Total		172,175		—	—	—		171,269		—	—	—		199,239		—	—	—

Current tax assets
Ch$		3,598		—	—	—		4,877		—	—	—		11,000		—	—	—
UF		—		—	—	—		—		—	—	—		—		—	—	—
Foreign currency		—		—	—	—		—		—	—	—		—		—	—	—

Total		3,598		—	—	—		4,877		—	—	—		11,000		—	—	—

Deferred tax assets
Ch$		66,223		—	—	—		55,565		—	—	—		60,991		—	—	—
UF		—		—	—	—		—		—	—	—		—		—	—	—
Foreign currency		—		—	—	—		—		—	—	—		—		—	—	—

Total		66,223		—	—	—		55,565		—	—	—		60,991		—	—	—

Other assets
Ch$		197,255		—	—	—		158,578		—	—	—		143,834		—	—	—
UF		75,123		—	—	—		2,802		—	—	—		9,480		—	—	—
Foreign currency		16,435		—	—	—		12,699		—	—	—		54,278		—	—	—

Total		288,813		—	—	—		174,079		—	—	—		207,592		—	—	—

Total non–interest earning assets
Ch$		694,819		—	—	—		693,219		—	—	—		1,376,956		—	—	—
UF		75,123		—	—	—		2,802		—	—	—		9,484		—	—	—
Foreign currency		288,302		—	—	—		172,663		—	—	—		340,258		—	—	—

Total	Ch$	1,058,244		—			Ch$	868,684		—			Ch$	1,726,698		—

Total assets
Ch$		5,104,626		446,062	—	—		5,944,916		519,621	—	—		8,264,559		790,549	—	—
UF		5,252,139		372,465	—	—		5,597,574		661,270	—	—		6,092,276		828,681	—	—
Foreign currency		2,556,270		87,769	—	—		2,277,633		91,721	—	—		2,590,253		88,034	—	—

Total	Ch$	12,913,035	Ch$	906,296	—	—	Ch$	13,820,123	Ch$	1,272,612	—	—	Ch$	16,947,088	Ch$	1,707,264	—	—

(1)	Interest earned includes interest accrued on trading securities.

	Year Ended December 31,
	2006						2007						2008
	Average balance		Interest paid		Average nominal rate	Average real rate	Average balance		Interest paid		Average nominal rate	Average real rate	Average balance		Interest paid		Average nominal rate	Average real rate
	(in millions of constant Ch$ as of December 31, 2008, except percentages)
Liabilities
Interest bearing liabilities
Savings accounts
Ch$	Ch$	3,110,522	Ch$	204,801	6.58%	3.91%	Ch$	3,537,469	Ch$	255,501	7.22%	(0.55%)	Ch$	4,101,279	Ch$	339,570	8.28%	0.70%
UF		2,066,653		53,235	2.58	0.01		2,325,128		172,556	7.42	(0.37)		2,316,179		219,726	9.49	1.82
Foreign currency		951,544		45,455	4.78	6.17		830,047		41,076	4.95	(9.69)		1,190,174		43,042	3.62	22.26

Total		6,128,719		303,491	4.95	2.95		6,692,644		469,133	7.01	(1.62)		7,607,632		602,338	7.92	4.41

Repurchase agreements
Ch$		229,501		11,290	4.92	2.29		263,337		14,256	5.41	(2.23)		418,663		25,835	6.17	(1.26)
UF		265		—	—	—		1,048		—	—	—		6,492		234	3.60	(3.65)
Foreign currency		88,298		2,509	2.84	4.21		76,506		5,967	7.80	(7.24)		36,972		2,404	6.50	25.67

Total		318,064		13,799	4.34	2.82		340,891		20,223	5.93	(3.35)		462,127		28,473	6.16	0.86

Borrowings from financial institutions
Ch$		179,321		2,668	1.49	(1.06)		166,646		893	0.54	(6.76)		198,510		4,035	2.03	(5.11)
UF		17,353		462	2.66	0.09		16,763		30	0.18	(7.09)		11,672		43	0.37	(6.66)
Foreign currency		700,069		8,544	1.22	2.56		744,337		8,518	1.14	(12.96)		1,214,370		240	0.02	18.02

Total		896,743		11,674	1.30	1.79		927,746		9,441	1.02	(11.74)		1,424,552		4,318	0.30	14.59

Debt issued
Ch$		43,290		7,166	16.55	13.63		40,158		5,907	14.71	6.39		36,734		3,045	8.29	0.71
UF		1,332,575		87,955	6.60	3.93		1,456,331		171,093	11.75	3.64		1,578,485		216,361	13.71	5.74
Foreign currency		69,871		4,268	6.11	7.52		117,844		7,128	6.05	(8.74)		116,589		6,617	5.68	24.69

Total		1,445,736		99,389	6.87	4.39		1,614,333		184,128	11.41	2.81		1,731,808		226,023	13.05	6.91

Other financial obligations
Ch$		27,519		254	0.92	(1.61)		24,387		23	0.09	(7.17)		29,578		400	1.35	(5.75)
UF		2,325		248	10.67	7.89		4,162		1,059	25.44	16.35		5,477		1,239	22.62	14.04
Foreign currency		23,602		4,706	19.94	21.53		38,841		6,456	16.62	0.35		60,147		22,313	37.10	61.77

Total		53,446		5,208	9.74	9.02		67,390		7,538	11.19	(1.38)		95,202		23,952	25.16	38.05

Total interest bearing liabilities
Ch$		3,590,153		226,179	6.30	3.64		4,031,997		276,580	6.86	(0.89)		4,784,764		372,885	7.79	0.24
UF		3,419,171		141,900	4.15	1.54		3,803,432		344,738	9.06	1.15		3,918,305		437,603	11.17	3.38
Foreign currency		1,833,384		65,482	3.57	4.94		1,807,575		69,145	3.83	(10.66)		2,618,252		74,616	2.85	21.36

Total	Ch$	8,842,708	Ch$	433,561	4.90%	3.10%	Ch$	9,643,004	Ch$	690,463	7.16%	(1.92%)	Ch$	11,321,321	Ch$	885,104	7.82%	6.21%

	Year Ended December 31,
	2006						2007						2008
	Average balance		Interest paid		Average nominal rate	Average real rate	Average balance		Interest paid		Average nominal rate	Average real rate	Average balance		Interest paid		Average nominal rate	Average real rate
	(in millions of constant Ch$ as of December 31, 2008, except percentages)
Liabilities
Non–interest bearing liabilities
Current account and demand deposit
Ch$	Ch$	1,876,732		—	—	—	Ch$	2,039,175		—	—	—	Ch$	2,374,997		—	—	—
UF		8,722		—	—	—		8,619		—	—	—		11,416		—	—	—
Foreign currency		480,916		—	—	—		427,571		—	—	—		343,620		—	—	—

Total		2,366,370		—	—	—		2,475,365		—	—	—		2,730,033		—	—	—

Transaction in the course of payment
Ch$		117,116		—	—	—		100,404		—	—	—		110,476		—	—	—
UF		—		—	—	—		—		—	—	—		—		—	—	—
Foreign currency		159,882		—	—	—		165,564		—	—	—		178,560		—	—	—

Total		276,998		—	—	—		265,968		—	—	—		289,036		—	—	—

Derivatives
Ch$		175,257		—	—	—		76,107		—	—	—		698,032		—	—	—
UF		16,881		—	—	—		—		—	—	—		2,903		—	—	—
Foreign currency		6,488		—	—	—		9,088		—	—	—		51,962		—	—	—

Total		198,626		—	—	—		85,195		—	—	—		752,897		—	—	—

Current liabilities
Ch$		4,054		—	—	—		7,537		—	—	—		18,198		—	—	—
UF		—		—	—	—		—		—	—	—		—		—	—	—
Foreign currency		—		—	—	—		—		—	—	—		—		—	—	—

Total		4,054		—	—	—		7,537		—	—	—		18,198		—	—	—

Deferred tax liabilities
Ch$		24,085		—	—	—		20,748		—	—	—		22,910		—	—	—
UF		—		—	—	—		—		—	—	—		—		—	—	—
Foreign currency		—		—	—	—		—		—	—	—		—		—	—	—

Total		24,085		—	—	—		20,748		—	—	—		22,910		—	—	—

Provisions
Ch$		64,763		—	—	—		64,508		—	—	—		186,292		—	—	—
UF		—		—	—	—		—		—	—	—		—		—	—	—
Foreign currency		62		—	—	—		15		—	—	—		1,139		—	—	—

Total		64,825		—	—	—		64,523		—	—	—		187,431		—	—	—

Other liabilities
Ch$		97,595		—	—	—		150,011		—	—	—		152,937		—	—	—
UF		11,377		—	—	—		12,792		—	—	—		13,185		—	—	—
Foreign currency		17,484		—	—	—		11,356		—	—	—		24,719		—	—	—

Total		126,456		—	—	—		174,159		—	—	—		190,841		—	—	—

Equity
Ch$		989,004		—	—	—		1,065,096		—	—	—		1,378,920		—	—	—
UF		—		—	—	—		—		—	—	—		—		—	—	—
Foreign currency		19,909		—	—	—		18,528		—	—	—		55,501		—	—	—

Total		1,008,913		—	—	—		1,083,624		—	—	—		1,434,421		—	—	—

Total non-interst bearing liabilities and equity
Ch$		3,348,606		—	—	—		3,523,586		—	—	—		4,942,762		—	—	—
UF		36,980		—	—	—		21,411		—	—	—		27,504		—	—	—
Foreign currency		684,741		—	—	—		632,122		—	—	—		655,501		—	—	—

Total	Ch$	4,070,327		—	—	—	Ch$	4,177,119		—	—	—	Ch$	5,625,767		—	—	—

Total liabilities and equity
Ch$		6,938,759		226,179	—	—		7,555,583		276,580	—	—		9,727,526		372,885	—	—
UF		3,456,151		141,900	—	—		3,824,843		344,738	—	—		3,945,809		437,603	—	—
Foreign currency		2,518,125		65,482	—	—		2,439,697		69,145	—	—		3,273,753		74,616	—	—

Total	Ch$	12,913,035	Ch$	433,561	—	—	Ch$	13,820,123	Ch$	690,463	—	—	Ch$	16,947,088	Ch$	885,104	—	—

Interest Earning Assets and Net Interest Margin

The following table analyzes, by currency of denomination, the levels of our average interest earning assets and net interest, and illustrates the comparative margins obtained, for each of the periods indicated.

	Year Ended December 31,
	2006		2007		2008
	(in millions of constant Ch$ as of December 31, 2008, except for percentages)
Total average interest earning assets
Ch$	Ch$	4,409,807	Ch$	5,251,697	Ch$	6,887,603
UF		5,177,016		5,594,772		6,082,792
Foreign currency		2,267,968		2,104,970		2,249,995

Total		11,854,791		12,951,439		15,220,390

Net interest earned(1)
Ch$		219,883		243,041		417,664
UF		230,565		316,532		391,078
Foreign currency		22,287		22,576		13,418

Total	Ch$	472,735	Ch$	582,149	Ch$	822,160

Net interest margin, nominal basis(2)
Ch$		4.99%		4.63%		6.06%
UF		4.45		5.66		6.43
Foreign currency		0.98		1.07		0.60

Total		3.99%		4.49%		5.40%

(1)	Net interest earned is defined as interest revenue earned less interest expense incurred.

(2)	Net interest margin, nominal basis is defined as net interest earned divided by average interest earning assets.

Changes in Net Interest Revenue—Volume and Rate Analysis

The following tables compare, by currency of denomination, changes in our net interest revenue between 2007 and 2008 and between 2006 and 2007 caused by (i) changes in the average volume of interest earning assets and interest bearing liabilities and (ii) changes in their respective nominal interest rates. Volume and rate variances have been calculated based on movements in average balances over the period and changes in nominal interest rate, average interest earning assets and average interest bearing liabilities. The net change attributable to changes in both volume and rate has been allocated proportionately to the change in volume and the change in rate.

	Increase (Decrease) from 2006 to 2007 due to changes in				Net change from 2006 to 2007		Increase (Decrease) from 2007 to 2008 due to changes in				Net change from 2007 to 2008
	Volume		Rate				Volume		Rate
	(in millions of constant Ch$ as of December 31, 2008)
Assets
Interest earning assets
Cash and due from banks
Ch$	Ch$	107	Ch$	480	Ch$	587	Ch$	363	Ch$	(1,118)	Ch$	(755)
UF		—		—		—		—		—		—
Foreign currency		(2,412)		4,139		1,727		(1,841)		(3,732)		(5,573)

Total		(2,305)		4,619		2,314		(1,478)		(4,850)		(6,328)

Financial investments
Ch$		10,994		736		11,730		(2,251)		13,623		11,372
UF		2,561		7,378		9,939		11,468		4,596		16,064
Foreign currency		(5,094)		(3,308)		(8,402)		(7,259)		(4,106)		(11,365)

Total		8,461		4,806		13,267		1,958		14,113		16,071

Loans in advance to banks
Ch$		4,862		256		5,118		4,727		1,946		6,673
UF		—		—		—		—		—		—
Foreign currency		—		—		—		—		—		—

Total		4,862		256		5,118		4,727		1,946		6,673

Commercial loans
Ch$		34,873		1,493		36,366		89,131		30,905		120,036
UF		7,437		162,251		169,688		22,150		63,396		85,546
Foreign currency		9,830		327		10,157		26,610		(12,905)		13,705

Total		52,140		164,071		216,211		137,891		81,396		219,287

Consumer loans
Ch$		26,204		(5,800)		20,404		95,075		35,780		130,855
UF		—		(1,704)		(1,704)		593		466		1,059
Foreign currency		—		—		—		—		—		—

Total		26,204		(7,504)		18,700		95,668		36,246		131,914

Residential mortgage loans
Ch$		—		—		—		—		—		—
UF		23,316		87,566		110,882		25,319		39,423		64,742
Foreign currency		—		—		—		—		—		—

Total		23,316		87,566		110,882		25,319		39,423		64,742

Repurchase agreement
Ch$		(968)		322		(646)		2,459		288		2,747
UF		—		—		—		—		—		—
Foreign currency		264		206		470		(197)		(257)		(454)

Total		(704)		528		(176)		2,262		31		2,293

Total interest earning assets
Ch$		76,072		(2,513)		73,559		189,504		81,424		270,928
UF		33,314		255,491		288,805		59,530		107,881		167,411
Foreign currency		2,588		1,364		3,952		17,313		(21,000)		(3,687)

Total	Ch$	111,974	Ch$	254,342	Ch$	366,316	Ch$	266,347	Ch$	168,305	Ch$	434,652

	Increase (Decrease) from 2006 to 2007 due to changes in				Net change from 2006 to 2007		Increase (Decrease) from 2007 to 2008 due to changes in				Net change from 2007 to 2008
	Volume		Rate				Volume		Rate
	(in millions of constant Ch$ as of December 31, 2008)
Liabilities
Interest bearing liabilities
Savings accounts and time deposits
Ch$	Ch$	29,708	Ch$	20,992	Ch$	50,700	Ch$	43,829	Ch$	40,240	Ch$	84,069
UF		7,439		111,882		119,321		(667)		47,837		47,170
Foreign currency		(5,967)		1,588		(4,379)		14,861		(12,895)		1,966

Total		31,180		134,462		165,642		58,023		75,182		133,205

Repurchase agreements
Ch$		1,764		1,202		2,966		9,359		2,220		11,579
UF		—		—		—		—		234		234
Foreign currency		(377)		3,835		3,458		(2,695)		(868)		(3,563)

Total		1,387		5,037		6,424		6,664		1,586		8,250

Borrowing from financial institutions
Ch$		(177)		(1,598)		(1,775)		201		2,941		3,142
UF		(15)		(417)		(432)		(11)		24		13
Foreign currency		523		(549)		(26)		3,311		(11,589)		(8,278)

Total		331		(2,564)		(2,233)		3,501		(8,624)		(5,123)

Debt issued
Ch$		(496)		(763)		(1,259)		(468)		(2,394)		(2,862)
UF		8,846		74,292		83,138		15,152		30,116		45,268
Foreign currency		2,902		(42)		2,860		(75)		(436)		(511)

Total		11,252		73,487		84,739		14,609		27,286		41,895

Other financial obligation
Ch$		(26)		(205)		(231)		6		371		377
UF		295		516		811		307		(127)		180
Foreign currency		2,637		(887)		1,750		4,886		10,971		15,857

Total		2,906		(576)		2,330		5,199		11,215		16,414

Total interest bearing liabilities
Ch$		30,773		19,628		50,401		52,927		43,378		96,305
UF		16,565		186,273		202,838		14,781		78,084		92,865
Foreign currency		(282)		3,945		3,663		20,288		(14,817)		5,471

Total	Ch$	47,056	Ch$	209,846	Ch$	256,902	Ch$	87,996	Ch$	106,645	Ch$	194,641

Financial Investments

(a) Trading Securities:

The detail of instruments classified as trading securities is as follows:

	As of December 31,						Weighted Average Nominal Rate as of December 31, 2008%
	2006		2007		2008
	(in millions of constant Ch$ as of December 31, 2008, except for rate data)
Instruments issued by the Chilean Government and the Central Bank of Chile
Instruments issued by the Central Bank of Chile	Ch$	582,601	Ch$	328,931	Ch$	224,447	4.51%
Treasury bonds or notes payable		21		298		80,046	5.04
Other government instruments		334		449		39	4.00

Subtotal		582,956		329,678		304,532	4.65

Other instruments issued in Chile
Instruments issued by other banks		360,162		515,818		263,160	8.90
Bonds and commercial paper issued by companies		37,606		113,642		18,263	6.90
Other instruments issued in Chile		1,296		1,336		330	—
Instruments issued abroad
Instruments issued by foreign Governments or Central Banks		64,033		—		—	—
Instruments issued by other foreign banks		342,922		373,808		—	—
Other instruments issued abroad		11,454		24,225		40,579	0.24
Mutual fund investments
Funds managed by related companies		115,833		179,015		52,979	6.36

Total	Ch$	1,516,262	Ch$	1,537,522	Ch$	679,843	6.22%

Instruments issued by the Chilean Government and the Central Bank of Chile include instruments sold under agreements to repurchase to customers and financial institutions, amounting to Ch$65,291 million, Ch$53,064 million and Ch$9,012 million as of December 31, 2006, 2007 and 2008, respectively. Other Financial Instruments include instruments sold under agreements to repurchase to customers and financial instruments, amounting to Ch$254,764 million, Ch$207,424 million and Ch$263,417 million as of December 31, 2006, 2007 and 2008, respectively.

(b) Investment Portfolio:

The detail of instruments classified as available for sale instruments and as investments held to maturity is as follows:

(i) Available for sale

	As of December 31,						Weighted Average Nominal Rate as of December 31, 2008%
	2006		2007		2008
	(in millions of constant Ch$ as of December 31, 2008, except for rate data)
Instruments issued by the Chilean Government and Central Bank
Central Bank instruments	Ch$	—	Ch$	—	Ch$	381,965	2.75%
Treasury bonds or notes payable		—		—		30,251	3.48
Other government instruments		—		—		11,466	4.16
Other instruments issued in Chile
Instruments issued by other banks		—		—		498,303	1.93
Bonds and commercial paper issued by companies		—		—		46,569	5.36
Instruments issued abroad
Instruments issued by foreign Governments or Central Banks		46,861		—		—	—
Other instruments issued abrod		—		—		102,884	6.73

Total	Ch$	46,861	Ch$	—	Ch$	1,071,438	2.90%

As of December 31, the portfolio of available for sale instruments include a net unrealized loss of Ch$10 million, Ch$0 million and Ch$16,692 million in 2006, 2007 and 2008, respectively, recorded in equity.

(ii) Held to maturity

	As of December 31,						Weighted Average Nominal Rate as of December 31, 2008%
	2006		2007		2008
	(in millions of constant Ch$ as of December 31, 2008)
Instruments issued by Foreign Governments or Central Banks	Ch$	18,717	Ch$	—	Ch$	—	—

Total	Ch$	18,717	Ch$	—	Ch$	—	—

(c) Maturity of Financial Investments:

The maturities of the securities trading, held to maturity and available for sale, as of December 31, 2008 was as follows:

	As of December 31, 2008
	Due within 1 year		Due after 1 year but within 3 years		Due after 3 years but within 6 years		Due after 6 years		Total
	(in millions of constant Ch$ as of December 31, 2008)
Trading securities(1):	Ch$	679,843	Ch$	—	Ch$	—	Ch$	—	Ch$	679,843
Available for sale instruments		687,112		113,257		121,257		149,812		1,071,438
Held to maturity instuments		—		—		—		—		—

Total	Ch$	1,366,955	Ch$	113,257	Ch$	121,257	Ch$	149,812	Ch$	1,751,281

(1)	Trading securities are classified as due in one year or less, because they are bought and held principally for the purpose of selling in the near term.

The following table sets forth an analysis under U.S. GAAP of instruments held to maturity by type:

	As of December 31,
	2006						2007						2008
Instruments	Carrying Value		Unrealized Gains (Losses)		Estimated Fair Value		Carrying Value		Unrealized Gains (Losses)		Estimated Fair Value		Carrying Value		Unrealized Gains (Losses)		Estimated Fair Value
	(in millions of constant Ch$ as of December 31, 2008)
Instruments issued by Foreign Governments or Central Banks	Ch$	18,717	Ch$	—	Ch$	18,717	Ch$	—	Ch$	—	Ch$	—	Ch$	—	Ch$	—	Ch$	—

Total	Ch$	18,717	Ch$	—	Ch$	18,717	Ch$	—	Ch$	—	Ch$	—	Ch$	—	Ch$	—	Ch$	—

The portfolio of instruments available for sale and held to maturity during 2006 corresponds entirely to the positions taken by our foreign branches. In anticipation of the sale of those operations to Citigroup as part of the merger with Citibank Chile, our foreign branches liquidated these positions during the last quarter of 2007. As a result, there are no securities reported under either category as of December 31, 2007, and as of December 31, 2008.

Loan Portfolio

The following table analyzes our loans by type of loan and risk classification. All loan amounts stated below are before deduction of allowances for loan losses.

	As of December 31,
	2004		2005		2006		2007		2008
	(in millions of constant Ch$ as of December 31, 2008)
Commercial loans:
General commercial loans	Ch$	3,935,316	Ch$	4,459,722	Ch$	4,847,273	Ch$	5,430,444	Ch$	6,496,155
Foreign trade loans		733,257		657,650		791,474		946,065		1,532,302
Factoring loans		244,167		370,757		480,561		511,656		483,904
Leasing loans		424,579		541,618		629,114		710,490		724,423
Other loans		218,077		210,615		227,746		309,218		216,660

Subtotal commercial loans		5,555,396		6,240,362		6,976,168		7,907,873		9,453,444

Mortgage loans:
Mortgage bonds		558,778		448,807		383,434		298,788		256,875
Endorsable mortgage loans		300,863		272,259		277,577		232,813		203,996
Residential mortgage loans		474,350		807,102		1,155,017		1,612,755		1,846,129
Leasing loans		910		687		509		—		—
Other Loans		75,799		80,197		2,705		1,118		1,013

Subtotal mortgage loans		1,410,700		1,609,052		1,819,242		2,145,474		2,308,013

Consumer loans:
Consumer loans		590,636		727,318		892,066		1,000,477		1,324,250
Credit card		171,311		208,217		237,157		240,040		312,109
Leasing loans		780		1,266		1,668		66		54
Other loans		170,560		191,399		220,139		235,230		251,135

Subtotal consumer loans		933,287		1,128,200		1,351,030		1,475,813		1,887,548

Total loans	Ch$	7,899,383	Ch$	8,977,614	Ch$	10,146,440	Ch$	11,529,160	Ch$	13,649,005

The loan categories are as follows:

•	“Commercial Loans” are loans and accounts receivable from clients not included within the mortgage or consumer loans categories.

•

“Mortgage Loans” include mortgage loans granted to individuals to acquire, expand, repair or build a home, issued as mortgage bonds, endorsable mortgage loans or by other methods. It also includes supplementary loans for the same purposes and bridge loans granted before the mortgage loan has been settled. This subcategory also includes residential real state lease transactions and other accounts receivable.

•

“Consumer Loans” are all loans granted to individuals to be used for purchasing goods or services. These include different types of loans (either installments or revolving), as well as balances from credit card transactions or overdrafts on current accounts belonging to individuals. Consumer loans also include consumer lease transactions and other accounts receivable.

•	Consumer loans do not include loans granted to finance business activities that the debtor is developing or that it may develop.

Maturity and Interest Rate Sensitivity of Loans as of December 31, 2008

The following table sets forth an analysis by type and time remaining to maturity of our loans as of December 31, 2008:

	Balance as of December 31, 2008		Due within 1 month		Due after 1 month but within 6 months		Due after 6 months but within 12 months		Due after 1 year but within 3 years		Due after 3 years but within 5 years		Due after 5 years
	(in millions of constant Ch$ as of December 31, 2008)
Commercial loans:
Commercial loans	Ch$	6,496,155	Ch$	1,026,129	Ch$	1,542,793	Ch$	626,567	Ch$	1,317,608	Ch$	786,971	Ch$	1,196,087
Foreign trade loans		1,532,302		533,976		829,770		49,491		62,225		47,077		9,763
Factoring loans		483,904		124,113		219,705		45,148		94,353		305		280
Leasing loans		724,423		32,186		95,347		107,371		262,477		102,912		124,130
Other loans		216,660		28,670		304		366		—		—		187,320

Subtotal		9,453,444		1,745,074		2,687,919		828,943		1,736,663		937,265		1,517,580

Mortgage Loans:
Mortgage bonds		256,875		5,007		11,027		13,546		52,701		49,600		124,994
Endorsable mortgage loans		203,996		2,274		6,297		7,744		33,002		33,464		121,215
Residential mortgage loans		1,846,129		42,427		38,012		46,259		190,824		199,077		1,329,530
Leasing loans		—		—		—		—		—		—		—
Other loans		1,013		128		77		85		296		245		182

Subtotal		2,308,013		49,836		55,413		67,634		276,823		282,386		1,575,921

Consumer loans:
Consumer loans		1,324,250		104,707		226,161		232,951		604,981		141,908		13,542
Credit card		312,109		283,145		28,964		—		—		—		—
Leasing loans		54		3		6		8		33		4		—
Other loans		251,135		3,430		—		—		—		—		247,705

Subtotal		1,887,548		391,285		255,131		232,959		605,014		141,912		261,247

Total loans	Ch$	13,649,005	Ch$	2,186,195	Ch$	2,998,463	Ch$	1,129,536	Ch$	2,618,500	Ch$	1,361,563	Ch$	3,354,748

The following table presents the interest rate sensitivity of our outstanding loans due after one year as of December 31, 2008:

	As of December 31, 2008
	(in millions of constant Ch$ as of December 31, 2008)
Variable rate
Ch$	Ch$	1,028,999
UF		551,135
Foreign currency		242,626

Total		1,822,760

Fixed rate
Ch$		1,214,436
UF		4,192,079
Foreign currency		105,536

Total		5,512,051

Total	Ch$	7,334,811

Loans by Economic Activity

The following table sets forth, at the dates indicated, an analysis of our loan portfolio based on the borrower’s principal economic activity. Loans to individuals for business purposes are allocated to their respective economic activity.

	As of December 31,
	2006			2007			2008
	Loan Portfolio		% of loan Portfolio	Loan Portfolio		% of loan Portfolio	Loan Portfolio		% of loan Portfolio
	(in millions of constant Ch$ as of December 31, 2008 except for percentages)
Agriculture, Livestock, Forestry, Agribusiness, Fishing:
Agriculture and livestock	Ch$	214,342	2.11%	Ch$	225,479	1.96%	Ch$	280,506	2.06%
Fruit		219,513	2.16		209,687	1.82		251,199	1.84
Forestry and wood extraction		18,788	0.19		16,718	0.15		17,891	0.13
Fishing		52,234	0.51		82,725	0.72		164,905	1.21

Subtotal		504,877	4.97		534,609	4.65		714,501	5.24

Mining and Petroleum:
Mining and quarries		25,807	0.25		39,668	0.34		201,631	1.48
Natural gas and crude oil extraction		887	0.01		213	—		8,408	0.06

Subtotal		26,694	0.26		39,881	0.34		210,039	1.54

Manufacturing:
Tobacco, food and beverages		181,286	1.79		205,433	1.78		257,100	1.88
Textiles, clothing and leather goods		106,531	1.05		119,443	1.04		139,503	1.02
Wood and wood products		57,224	0.56		79,201	0.69		70,323	0.52
Paper, printing and publishing		79,458	0.78		53,240	0.46		47,901	0.35
Oil refining, carbon and rubber		86,151	0.85		137,490	1.19		162,043	1.19
Production of basic metal, non-mineral, machine and equipment		252,464	2.49		302,987	2.63		403,196	2.95
Other manufacturing industries		76,131	0.75		72,142	0.63		82,332	0.60

Subtotal		839,245	8.27		969,936	8.42		1,162,398	8.51

Electricity, Gas and Water:
Electricity, gas and water		72,107	0.71		110,072	0.95		207,734	1.52

Subtotal		72,107	0.71		110,072	0.95		207,734	1.52

Construction:
Residential buildings		313,155	3.09		318,211	2.76		336,952	2.47
Other constructions		555,744	5.48		626,726	5.44		626,682	4.59

Subtotal		868,899	8.57		944,937	8.20		963,634	7.06

Commerce:
Wholesale		437,813	4.31		418,822	3.63		601,745	4.41
Retail, restaurants and hotels		598,284	5.90		677,816	5.88		837,112	6.13

Subtotal		1,036,097	10.21		1,096,638	9.51		1,438,857	10.54

Transport, Storage and Communications:
Transport and storage		263,456	2.60		285,310	2.47		266,888	1.96
Communications		36,595	0.36		83,693	0.73		97,495	0.71

Subtotal		300,051	2.96		369,003	3.20		364,383	2.67

Financial Services:
Financial and insurance companies		987,906	9.74		1,044,509	9.04		1,164,427	8.54
Holding companies and other financial services		976,255	9.62		1,077,496	9.35		1,123,834	8.23

Subtotal		1,964,161	19.36		2,122,005	18.39		2,288,261	16.77

Community, Social and Personal Services:
Community, social and personal services		1,364,037	13.44		1,720,792	14.93		2,103,637	15.41

Subtotal		1,364,037	13.44		1,720,792	14.93		2,103,637	15.41

Consumer Loans		1,351,030	13.32		1,475,813	12.80		1,887,548	13.83
Residential Mortgage Loans		1,819,242	17.93		2,145,474	18.61		2,308,013	16.91

Total	Ch$	10,146,440	100.00%	Ch$	11,529,160	100.00%	Ch$	13,649,005	100.00%

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

	As of December 31,
	2006		2007		2008
	(in millions of constant Ch$ as of December 31, 2008)
Argentina	Ch$	126	Ch$	109	Ch$	4,481
Australia		20,790		—		—
Austria		5,094		796		391
Belgium		38,994		991		870
Brazil		80,065		31,878		62,438
Canada		2,911		156		3,805
China		46,587		67,782		29,000
Colombia		256		114		7,621
Czech Republic		35		34		38
Dinamarca		—		255		—
El Salvador		52		64		48
Finland		631		53		321
France		15,523		3,052		12,908
Germany		3,382		7,992		26,291
Holland		—		10,558		718
Hong Kong		9,126		87		13
India		12,982		28,884		25,222
Israel		86		878		777
Island		146		—		—
Italy		1,454		1,300		3,408
Japan		4,512		6,399		2,426
Mexico		3,688		2,413		63
Netherlands		—		387		—
New Zealand		413		54		—
Norway		99		—		—
Oman		452		64		—
Panama		3,514		265		309
Paraguay		2,665		—		—
Perú		5,807		7,551		8,709
Portugal		—		—		443
Singapore		73		—		—
South Africa		250		7,277		1
South Korea		45,073		50,943		14,019
Spain		151		39		111
Switzerland		109		60		16
Sweden		485		2,900		174
Taiwan		989		4,696		13
United Arab Emirates		156		—		68
United Kingdom		48,101		21,838		20,848
United States		9,402		7,895		3,072
Uruguay		1,979		1,330		1,106
Venezuela		6,536		5,441		6,395

Total	Ch$	372,694	Ch$	274,535	Ch$	236,123

We also maintain deposits abroad, as needed to conduct our foreign trade transactions and manage liquidity. The table below lists the largest amounts of foreign deposits by country as of the end of the past three years:

	As of December 31,
	2006		2007		2008
	(in millions of constant Ch$ as of December 31, 2008)
Australia	Ch$	90	Ch$	83	Ch$	115
Austria		158		146		148
Belgium		317		364		438
Canada		472		463		809
China		85		20		19
Denmark		42		40		67
Finland		124		187		107
France		194		484		163
Germany		8,360		5,007		11,813
Holland		—		—		23
Italy		5,393		3,305		606
Japan		16,694		2,067		42,807
Netherlands		—		130		—
Norway		121		91		6
Russia		—		29		299
Spain		669		1,030		787
Sweden		191		115		85
Switzerland		123		435		453
United Kingdom		659		1,290		7,475
United States		36,162		64,285		213,021

Total	Ch$	69,854	Ch$	79,571	Ch$	279,241

Credit Review Process

Credit risk in Banco de Chile is managed with a global and unified strategy, oriented to the future, which recognizes the current and projected economic environment of the markets in which the Bank’s different businesses are developing. This strategy also establishes standardized criteria that take account of the policies that the Corporate Credit Risk and Market Risk Division and the Individual Credit Risk Division propose to the Board of Directors for approval.

The Bank’s credit policies and processes recognize the singularities of the different markets and segments, and grant appropriate credit treatment to each which, in general terms, translates into the implementation of the following three credit-risk approval models:

Automated Model: This model is directed to the individuals of the mass-market segment (i.e., not business-related) and is based on the integral automation of processes (admission, approval, follow-up and recovery) and scoring- and behavior-based approval systems. The Bank has also developed a broad level of intelligence in the selection of customers, with a significant capacity to discriminate between subjects of different credit bases. Therefore, different models, with different segments, exist for Individual Banking. Regarding lower-middle to middle income segment (i.e., Banco CrediChile), there are further distinctions for employed customers (separated into 5 sub-segments), and for independents. In the high income segment, there are sub-segments divided by activity and length of relationship with the Bank.

Parametric Model: This model is applied to small- and medium-sized enterprises and individuals in business. For analyzing these segments, a certain level of automation and limitation is used in evaluation. Automation currently provides a fundamental pillar of the pre-approval processes for small companies, and a support for the potential evaluation processes of medium companies.

Case-by-Case Model: This model is dedicated to the large companies and corporate market. Characterized by individual expert evaluation of risk level, operation amount, business complexity, etc.

The evaluation of total customer credit risk takes into account the direct risk outstanding, the added risk involved in the proposed transaction, the indirect risks associated with guarantees or security given by the customer and the risk associated with other entities or individuals who have a direct or indirect affiliation with the customer. These include, in each case, outstanding principal (adjusted for inflation), interest and the balance of any unused lines of credit, and other credit transactions approved but not yet completed.

Transactions in which the total customer credit risk is more than UF 750,000 (approximately Ch$15,717 million) require approval by a credit committee, which includes three directors and our Chief Executive Officer. Transactions in which the total customer credit risk is equal to or less than UF 750,000 may be approved by other executives, depending on the amount involved, as follows:

Approved by	Limit in UF
Credit committee, including members of the board of directors	up to legal limits
Chief executive officer, chairman and senior credit risk officer	up to UF 750,000
Chief executive officer, chairman or senior credit risk officer (any two of the three)	up to UF 500,000
Chief executive officer and executive credit risk officers	up to UF 350,000
Senior credit risk officers and executive vice president of corporate banking	up to UF 350,000
Executive credit risk officers and Executive vice president of corporate baking	up to UF 140,000
Other credit risk officers	up to UF 50,000
Executive vice president of corporate banking	up to UF 50,000
Other department heads	up to UF 20,000
Other officers	up to UF 10,000

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

The risk control division periodically reviews the quality of our loans, including the related loan classifications. Constant control and credit risk follow-up is the basis of proactive portfolio management and allows opportune risk recognition, identifying business opportunities and detecting eventual deteriorations in advance.

In the Companies market, control and follow-up is centered around a combination of revisions, the most relevant of which are the following:

•	Structured portfolio fast-revision schemes, according to the impact of specific macroeconomic fluctuations in sectors of activity, defining case-by-case actions plans.

•	Constant vigilance system for advance detection of those customers who show potential risks, and agreeing specific action plans for these customers with the commercial areas of the Bank.

•

Payment arrears management, backed by predictive indicators of risk level, with follow-up and action plans regarding the most important customers, plus management of differentiated strategies for early recovery.

•	Follow-up of the conditions, restrictions and covenants imposed by the credit committee to all operations requiring it due to their importance or complexity.

•	Control of exposure and share guarantee coverage, monitoring fluctuations and preparing action plans in the event of the loss of minimum cover.

•	Follow-up schemes of credit behavior variables and financial figures of the companies.

•

Risk segmentation strategies in the collection processes and policies, achieving improvements in the integration of the approval and follow-up processes, aligned with a related vision of customers’ credit fundamentals.

Analysis of Our Loan Classification

The following tables provide statistical data regarding the classification of our loans at the end of each of the last five years. As discussed above, our risk analysis system requires that loans to all customers be classified:

	As of December 31, 2004
Individual Analysis Category	Commercial Loans		Consumer Loans		Residential Mortgage Loans		Total Loans		Percentage of Classified Loans
	(in millions of constant Ch$ as of December 31, 2008, except for percentages)
A1	Ch$	11,162	Ch$	—	Ch$	—	Ch$	11,162	0.19%
A2		1,192,227		91,345		64,653		1,348,225	23.91
A3		1,637,082		15,347		39,657		1,692,086	30.01
B		1,987,644		34,474		74,845		2,096,963	37.19
C1		228,202		7,542		11,648		247,392	4.39
C2		73,973		1,068		5,191		80,232	1.42
C3		34,308		407		1,237		35,952	0.64
C4		60,801		461		1,172		62,434	1.11
D1		43,060		309		111		43,480	0.77
D2		19,820		607		380		20,807	0.37

Subtotal classified loans	Ch$	5,288,279	Ch$	151,560	Ch$	198,894	Ch$	5,638,733	100.00%

	As of December 31, 2004
Group Analysis Category	Commercial Loans		Consumer Loans		Residential Mortgage Loans		Total Loans		Percentage of Classified Loans
	(in millions of constant Ch$ as of December 31, 2008, except for percentages)
A	Ch$	187,211	Ch$	708,582	Ch$	1,132,287	Ch$	2,028,080	89.94%
B		56,979		47,659		58,068		162,706	7.21
B–		13,667		10,686		21,451		45,804	2.03
C		2,042		8,140		—		10,182	0.45
D		1,745		6,660		—		8,405	0.37

Subtotal classified loans	Ch$	261,644	Ch$	781,727	Ch$	1,211,806	Ch$	2,255,177	100.00%

Total classified loans	Ch$	5,549,923	Ch$	933,287	Ch$	1,410,700	Ch$	7,893,910

Total loans	Ch$	5,555,396	Ch$	933,287	Ch$	1,410,700	Ch$	7,899,383

Percentage classified		99.90%		100.00%		100.00%		99.93%

	As of December 31, 2005
Individual Analysis Category	Commercial Loans		Consumer Loans		Residential Mortgage Loans		Total Loans		Percentage of Classified Loans
	(in millions of constant Ch$ as of December 31, 2008, except for percentages)
A1	Ch$	15,172	Ch$	—	Ch$	—	Ch$	15,172	0.24%
A2		1,181,745		112,889		62,746		1,357,380	21.25
A3		2,076,170		15,800		38,377		2,130,347	33.35
B		2,352,990		48,629		91,893		2,493,512	39.04
C1		213,070		8,402		10,474		231,946	3.63
C2		49,031		1,803		5,694		56,528	0.89
C3		18,797		478		1,390		20,665	0.32
C4		38,007		449		485		38,941	0.61
D1		26,220		449		493		27,162	0.43
D2		14,400		947		79		15,426	0.24

Subtotal classified loans	Ch$	5,985,602	Ch$	189,846	Ch$	211,631	Ch$	6,387,079	100.00%

	As of December 31, 2005
Group Analysis Category	Commercial Loans		Consumer Loans		Residential Mortgage Loans		Total Loans		Percentage of Classified Loans
	(in millions of constant Ch$ as of December 31, 2008, except for percentages)
A	Ch$	180,216	Ch$	859,345	Ch$	1,329,148	Ch$	2,368,709	91.57%
B		57,816		47,478		50,827		156,121	6.03
B–		10,812		12,448		17,446		40,706	1.57
C		1,444		10,122		—		11,566	0.45
D		964		8,961		—		9,925	0.38

Subtotal classified loans	Ch$	251,252	Ch$	938,354	Ch$	1,397,421	Ch$	2,587,027	100.00%

Total classified loans	Ch$	6,236,854	Ch$	1,128,200	Ch$	1,609,052	Ch$	8,974,106

Total loans	Ch$	6,240,362	Ch$	1,128,200	Ch$	1,609,052	Ch$	8,977,614

Percentage classified		99.94%		100.00%		100.00%		99.96%

	As of December 31, 2006
Individual Analysis Category	Commercial Loans		Consumer Loans		Residential Mortgage Loans		Total Loans		Percentage of Classified Loans
	(in millions of constant Ch$ as of December 31, 2008, except for percentages)
A1	Ch$	175,607	Ch$	1	Ch$	—	Ch$	175,608	2.45%
A2		1,254,988		107,857		55,819		1,418,664	19.72
A3		2,428,652		15,366		30,941		2,474,959	34.40
B		2,609,414		79,751		93,050		2,782,215	38.67
C1		191,404		13,541		10,595		215,540	3.00
C2		49,159		1,929		4,517		55,605	0.77
C3		13,105		695		763		14,563	0.20
C4		22,234		426		421		23,081	0.32
D1		20,044		426		258		20,728	0.29
D2		11,589		1,370		52		13,011	0.18

Subtotal classified loans	Ch$	6,776,196	Ch$	221,362	Ch$	196,416	Ch$	7,193,974	100.00%

	As of December 31, 2006
Group Analysis Category	Commercial Loans		Consumer Loans		Residential Mortgage Loans		Total Loans		Percentage of Classified Loans
	(in millions of constant Ch$ as of December 31, 2008, except for percentages)
A	Ch$	115,492	Ch$	985,398	Ch$	1,554,834	Ch$	2,655,724	90.20%
B		62,812		91,943		53,040		207,795	7.06
B–		10,860		21,818		14,952		47,630	1.62
C		1,764		17,783		—		19,547	0.66
D		795		12,726		—		13,521	0.46

Subtotal classified loans	Ch$	191,723	Ch$	1,129,668	Ch$	1,622,826	Ch$	2,944,217	100.00%

Total classified loans	Ch$	6,967,919	Ch$	1,351,030	Ch$	1,819,242	Ch$	10,138,191

Total loans	Ch$	6,976,168	Ch$	1,351,030	Ch$	1,819,242	Ch$	10,146,440

Percentage classified		99.88%		100.00%		100.00%		99.92%

	As of December 31, 2007
Individual Analysis Category	Commercial Loans		Consumer Loans		Residential Mortgage Loans		Total Loans		Percentage of Classified Loans
	(in millions of constant Ch$ as of December 31, 2008, except for percentages)
A1	Ch$	216,641	Ch$	—	Ch$	—	Ch$	216,641	2.68%
A2		1,640,818		115,746		53,828		1,810,392	22.43
A3		2,532,028		13,694		30,726		2,576,448	31.91
B		2,904,412		91,308		133,102		3,128,822	38.76
C1		188,270		16,562		13,023		217,855	2.70
C2		55,761		1,859		4,548		62,168	0.77
C3		11,022		727		515		12,264	0.15
C4		19,616		578		530		20,724	0.26
D1		9,479		440		144		10,063	0.12
D2		16,553		1,029		56		17,638	0.22

Subtotal classified loans	Ch$	7,594,600	Ch$	241,943	Ch$	236,472	Ch$	8,073,015	100.00%

	As of December 31, 2007
Group Analysis Category	Commercial Loans		Consumer Loans		Residential Mortgage Loans		Total Loans		Percentage of Classified Loans
	(in millions of constant Ch$ as of December 31, 2008, except for percentages)
A	Ch$	193,385	Ch$	1,082,251	Ch$	1,836,487	Ch$	3,112,123	90.58%
B		87,969		97,489		56,912		242,370	7.05
B-		8,629		21,638		15,603		45,870	1.34
C		2,192		17,659		—		19,851	0.58
D		601		14,833		—		15,434	0.45

Subtotal classified loans	Ch$	292,776	Ch$	1,233,870	Ch$	1,909,002	Ch$	3,435,648	100.00%

Total classified loans	Ch$	7,887,376	Ch$	1,475,813	Ch$	2,145,474	Ch$	11,508,663

Total loans	Ch$	7,907.873	Ch$	1,475,813	Ch$	2,145,474	Ch$	11,529,160

Percentage classified		99.74%		100.00%		100.00%		99.82%

	As of December 31, 2008
Individual Analysis Category	Commercial Loans		Consumer Loans		Residential Mortgage Loans		Total Loans		Percentage of Classified Loans
	(in millions of constant Ch$ as of December 31, 2008, except for percentages)
A1	Ch$	265,121	Ch$	60	Ch$	14	Ch$	265,195	2.73%
A2		2,427,456		141,317		45,720		2,614,493	26.82
A3		2,373,279		10,964		27,495		2,411,738	24.74
B		3,641,489		105,709		180,271		3,927,469	40.29
C1		220,492		14,472		14,610		249,574	2.56
C2		155,300		10,952		12,500		178,752	1.83
C3		30,186		1,205		1,785		33,176	0.34
C4		17,666		920		1,065		19,651	0.20
D1		12,889		497		180		13,566	0.14
D2		31,102		3,001		97		34,200	0.35

Subtotal classified loans	Ch$	9,174,980	Ch$	289,097	Ch$	283,737	Ch$	9,747,814	100.00%

	As of December 31, 2008
Group Analysis Category	Commercial Loans		Consumer Loans		Residential Mortgage Loans		Total Loans		Percentage of Classified Loans
	(in millions of constant Ch$ as of December 31, 2008, except for percentages)
A	Ch$	169,121	Ch$	1,292,747	Ch$	1,946,684	Ch$	3,408,552	87.54%
B		77,776		194,806		61,778		334,360	8.59
B-		13,645		43,579		15,814		73,038	1.88
C		9,709		38,988		—		48,697	1.25
D		338		28,331		—		28,669	0.74

Subtotal classified loans	Ch$	270,589	Ch$	1,598,451	Ch$	2,024,276	Ch$	3,893,316	100.00%

Total classified loans	Ch$	9,445,569	Ch$	1,887,548	Ch$	2,308,013	Ch$	13,641,130

Total loans	Ch$	9,453,444	Ch$	1,887,548	Ch$	2,308,013	Ch$	13,649,005

Percentage classified		99.92%		100.00%		100.00%		99.94%

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

The following table sets forth as of December 31 of each of the last five years the amounts that are current as to payments of principal and interest and the amounts that are overdue:

	Domestic Loans
	As of December 31,
	2004		2005		2006		2007		2008
	(in millions of constant Ch$ as of December 31, 2008)
Current	Ch$	7,393,996	Ch$	8,592,432	Ch$	9,651,934	Ch$	11,096,304	Ch$	13,222,752
Overdue 1-29 days		34,588		54,057		31,808		74,281		86,306
Overdue 30-89 days		14,333		7,420		17,858		17,255		21,873
Overdue 90 days or more (“past due”)		104,767		85,179		72,146		66,785		81,950

Total loans	Ch$	7,547,684	Ch$	8,739,088	Ch$	9,773,746	Ch$	11,254,625	Ch$	13,412,881

	Foreign Loans
	As of December 31,
	2004		2005		2006		2007		2008
	(in millions of constant Ch$ as of December 31, 2008)
Current	Ch$	351,699	Ch$	238,503	Ch$	372,694	Ch$	274,535	Ch$	236,123
Overdue 1-29 days		—		—		—		—		—
Overdue 30-89 days		—		—		—		—		—
Overdue 90 days or more (“past due”)		—		23		—		—		—

Total loans	Ch$	351,699	Ch$	238,526	Ch$	372,694	Ch$	274,535	Ch$	236,123

	Total Loans
	As of December 31,
	2004		2005		2006		2007		2008
	(in millions of constant Ch$ as of December 31, 2008)
Current	Ch$	7,745,695	Ch$	8,830,935	Ch$	10,024,628	Ch$	11,370,839	Ch$	13,458,875
Overdue 1-29 days		34,588		54,057		31,808		74,281		86,306
Overdue 30-89 days		14,333		7,420		17,858		17,255		21,873
Overdue 90 days or more (“past due”)		104,767		85,202		72,146		66,785		81,951

Total loans	Ch$	7,899,383	Ch$	8,977,614	Ch$	10,146,440	Ch$	11,529,160	Ch$	13,649,005

Overdue loans expressed as a percentage of total loans		1.95%		1.63%		1.20%		1.37%		1.39%
Past due loans as a percentage of total loans		1.33%		0.95%		0.71%		0.58%		0.60%

We suspend the accrual of interest on any loan when there is a high risk of unrecoverability or from the first day when it becomes past due. The amount of interest that would have been recorded on overdue loans if they had been accruing interest was Ch$3,965 million for the year ended December 31, 2008.

Loans included in the previous table, which have been restructured and bear no interest, are as follows:

	As of December 31,
	2004		2005		2006		2007		2008
	(in millions of constant Ch$ as of December 31, 2008)
Ch$	Ch$	5,209	Ch$	4,916	Ch$	5,582	Ch$	4,990	Ch$	4,583
UF		644		184		—		—		32

Total	Ch$	5,853	Ch$	5,100	Ch$	5,582	Ch$	4,990	Ch$	4,615

The amount of interest that we would have recorded on these loans for the year ended December 31, 2008 if these loans had been earning a market interest rate was Ch$255 million.

In addition, other loans that have been restructured, mainly through the extension of their maturities, and that bear interest are as follows:

	As of December 31,
	2006		2007		2008
	(in millions of constant Ch$ as of December 31, 2008)
Total other restructured loans	Ch$	80,455	Ch$	87,374	Ch$	134,519

During the year ended December 31, 2008, interest recorded in income on these loans amounted to Ch$24,458 million.

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

	As of December 31,
	2004		2005		2006		2007		2008
	(in millions of constant Ch$ as of December 31, 2008, except for percentages)
Total loans	Ch$	7,899,383	Ch$	8,977,614	Ch$	10,146,440	Ch$	11,529,160	Ch$	13,649,005
Substandard loans(1)	Ch$	554,688	Ch$	452,865	Ch$	423,226	Ch$	421,867	Ch$	679,323
Substandard loans as a percentage of total loans		7.02%		5.04%		4.17%		3.66%		4.98%
Amounts past due (2)
To the extent secured (3)	Ch$	70,761	Ch$	60,010	Ch$	49,331	Ch$	38,840	Ch$	31,054
To the extent unsecured		34,006		25,190		22,816		27,945		50,896

Total amount past due	Ch$	104,767	Ch$	85,200	Ch$	72,147	Ch$	66,785	Ch$	81,950

Amounts past due as a percentage of total loans		1.33%		0.95%		0.71%		0.58%		0.60%
To the extent secured(2)		0.90		0.67		0.49		0.34		0.23
To the extent unsecured		0.43		0.28		0.22		0.24		0.37
Allowances for loans losses as a percentage of:
Total loans		2.03		1.54		1.38		1.27		1.66
Total amounts past due		152.81		162.56		194.45		219.80		277.24
Total amounts past due-unsecured		470.78%		549.82%		614.87%		525.30%		446.40%

(1)	Individually evaluated loans are considered substandard when they are classified into categories C1 to D2, and group-evaluated loans are considered substandard when they are assigned allowances for loan losses greater than 20%.

(2)	In accordance with Chilean regulations, past due loans are loans that are 90 days or more overdue on any payments of principal or interest.

(3)	Security generally consists of mortgages on real estate, pledges of marketable securities, letters of credit or cash.

Analysis of Allowances for Loan Losses

The following table analyzes our allowances for loan losses and changes in the allowances attributable to charge-offs, new allowances, allowances released and the effect of price-level restatement on allowances for loan losses:

	As of December 31,
	2004		2005		2006		2007		2008
	(in millions of constant Ch$ as of December 31, 2008)
Allowances for loan losses at beginning of period	Ch$	196,647	Ch$	160,094	Ch$	138,500	Ch$	140,288	Ch$	146,794
Balance of allowances for loan losses from Citibank Chile S.A.(1)		—		—		—		—		20,840
Charge-offs		(122,600)		(80,417)		(70,960)		(77,933)		(104,914)
Allowances established		91,565		66,285		75,739		94,332		176,840
Allowances released(2)		(721)		(1,901)		(140)		(228)		(9)
Price-level restatement(3)		(4,797)		(5,561)		(2,851)		(9,665)		(12,350)

Allowances for loan losses at end of period	Ch$	160,094	Ch$	138,500	Ch$	140,288	Ch$	146,794	Ch$	227,201

Ratio of charge-offs to average loans		1.49%		0.90%		0.76%		0.75%		0.82%
Allowances for loan losses at end of period as a percentage of total loans		2.07%		1.57%		1.38%		1.27%		1.66%

(1)	Total allowances for loan losses corresponding to Citibank Chile after the merger with Banco de Chile as of January 1, 2008.

(2)	Represents the aggregate amount of allowances for loan losses released during the year as a result of charge-offs, recoveries or a determination by management that the level of risk existing in the loan portfolio has been reduced.

(3)	Reflects the effect of inflation on the allowances for loan losses at the beginning of each period, adjusted to constant pesos as of December 31, 2008.

As a result of an improvement in economic conditions in 2005, 2006 and 2007, coupled with a more effective credit and collection policy, allowances and the risk index decreased in such period. Based on the information we have available about our debtors, we believe that our allowances for loan losses are sufficient to cover known potential losses and losses inherent in a loan portfolio of this size and nature.

As a result of the deterioration of the economic conditions during the second quarter of 2008, allowances as a percentage of total loans increased during 2008 at a higher rate than in prior years when economic conditions were more favorable.

Our policy with respect to charge-offs follows the regulations established by the Chilean Superintendency of Banks. Under these regulations, a consumer loan must be written off not more than six months after the loan is overdue and other unsecured loans, or parts thereof, must be written off not more than

24 months after being classified as past due. Secured loans must be written off within 36 months after being classified as past due. However, the bank policies establish that a credit must be written-off before the 36 months if it is certain that the overdue loans will not be recovered.

The following table presents detailed information on write-offs and shows the charge-offs breakdown by loan category:

	Year ended December 31,
	2004		2005		2006		2007		2008
	(in millions of constant Ch$ as of December 31, 2008)
Commercial loans	Ch$	85,798	Ch$	41,210	Ch$	32,443	Ch$	31,286	Ch$	22,663
Mortgage loans		14,586		15,971		11,460		3,621		2,802
Consumer loans		22,216		23,236		27,057		43,026		79,449

Total	Ch$	122,600	Ch$	80,417	Ch$	70,960	Ch$	77,933	Ch$	104,914

Loan recoveries by type of loan are shown in the table below:

	Year ended December 31,
	2004		2005		2006		2007		2008
	(in millions of constant Ch$ as of December 31, 2008)
Comercial loans	Ch$	24,404	Ch$	24,547	Ch$	19,203	Ch$	21,818	Ch$	16,375
Mortgage loans		—		503		2,453		4,405		3,390
Consumer loans		10,602		13,749		11,165		11,607		19,605

Subtotal	Ch$	35,006	Ch$	38,799	Ch$	32,821	Ch$	37,830	Ch$	39,370

Recoveries and sales of loans reacquired from the Central Bank	Ch$	6,652	Ch$	591	Ch$	45	Ch$	420	Ch$	278

Total	Ch$	41,658	Ch$	39,390	Ch$	32,866	Ch$	38,250	Ch$	39,648

Allocation of Allowances for Loan Losses

The following tables set forth, as of December 31 of each of the last five years, the proportions of our required minimum allowances for loan losses attributable to our commercial, consumer and residential mortgage loans at each such date.

	2004					2005
	Allowance amount (1)		Allowance amount as a percentage of loans in category	Allowance amount as a percentage of total loans	Loans in category as percentage of total loans(2)	Allowance amount(1)		Allowance amount as a percentage of loans in category	Allowance amount as a percentage of total loans	Loans in category as percentage of total loans(2)
Commercial loans	Ch$	123,694	2.23%	1.57%	70.33%	Ch$	94,845	1.52%	1.06%	69.51%
Consumer loans		27,003	2.89	0.34	11.81		34,862	3.09	0.39	12.57
Residential mortgage loans		9,397	0.67	0.12	17.86		8,793	0.55	0.09	17.92

Total allocated allowances	Ch$	160,094	2.03%	2.03%	100.00%	Ch$	138,500	1.54%	1.54%	100.00%

	2006
	Allowance amount (1)		Allowance amount as a percentage of loans in category	Allowance amount as a percentage of total loans	Loans in category as percentage of total loans (2)
Commercial loans	Ch$	84,568	1.21%	0.83%	68.75%
Consumer loans		47,951	3.55	0.47	13.32
Residential mortgage loans		7,769	0.43	0.08	17.93

Total allocated allowances	Ch$	140,288	1.38%	1.38%	100.00%

	2007					2008
	Allowance amount (1)		Allowance amount as a percentage of loans in category	Allowance amount as a percentage of total loans	Loans in category as percentage of total loans (2)	Allowance amount (1)		Allowance amount as a percentage of loans in category	Allowance amount as a percentage of total loans	Loans in category as percentage of total loans (2)
Commercial loans	Ch$	82,185	1.04%	0.71%	68.59%	Ch$	124,777	1.32%	0.91%	69.26%
Consumer loans		56,286	3.81	0.49	12.80		91,226	4.83	0.67	13.83
Residential mortgage loans		8,323	0.39	0.07	18.61		11,198	0.49	0.08	16.91

Total allocated allowances	Ch$	146,794	1.27%	1.27%	100.00%	Ch$	227,201	1.66%	1.66%	100.00%

(1)	In millions of constant pesos as of December 31, 2008.

(2)	Based on our loan classification.

The following table sets forth our charge-offs for 2006, 2007 and 2008 by major economic sector and provides further detail of charge-offs that have already been described in the previous discussion of allowances for loan losses:

	Year ended December 31,
	2006		2007		2008
	(in millions of constant Ch$ as of December 31, 2008)
Commercial:
Agriculture	Ch$	1,280	Ch$	3,113	Ch$	1,403
Mining		59		1,060		29
Manufacturing		2,313		3,243		2,176
Construction		6,878		7,166		1,672
Commerce		3,293		8,807		8,143
Transport		586		1,151		780
Financial services		13,555		4,772		2,687
Community		4,479		1,974		5,773

Subtotal:	Ch$	32,443	Ch$	31,286	Ch$	22,663
Consumer loans		27,057		43,026		79,449
Mortgage loans		11,460		3,621		2,802

Total	Ch$	70,960	Ch$	77,933	Ch$	104,914

Composition of Deposits and Other Commitments

The following table sets forth the composition of our deposits and similar commitments at December 31, 2006, 2007 and 2008. See “––Average Balance Sheets, Interest Earned on Interest Earning Assets and Interest Paid on Interest Bearing Liabilities” for the average rate paid on each of the following deposit categories.

	As of December 31,
	2006		2007		2008
	(in millions of constant Ch$ as of December 31, 2008)
Current accounts	Ch$	2,033,875	Ch$	2,135,997	Ch$	2,534,753
Other demand deposits		588,871		599,684		472,508
Savings accounts		160,707		151,510		157,271
Time deposits		6,607,114		6,978,377		8,309,719
Other term balance payables		2,697		4,341		5,600

Total	Ch$	9,393,264	Ch$	9,869,909	Ch$	11,479,851

Maturity of Deposits

The following table sets forth information regarding the currency and maturity of our deposits at December 31, 2008, expressed in percentages. UF-denominated deposits are similar to Chilean peso-denominated deposits in all aspects, except that the principal is readjusted periodically based on variations in the Consumer Price Index.

	Ch$	UF	Foreign Currency	Total
Demand deposits	39.39%	—	18.78%	26.19%
Savings accounts	—	5.68	—	1.37
Time deposits:
Maturing within three months	47.84	27.11	67.03	46.28
Maturing after three but within six months	8.30	25.19	11.17	12.89
Maturing after six but within 12 months	2.91	25.04	2.98	8.26
Maturing after 12 months	1.56	16.98	0.04	5.01

Total time deposits	60.61	94.32	81.22	72.44

Total deposits	100.00%	100.00%	100.00%	100.00%

The following table sets forth information regarding the currency and maturity of deposits in excess of U.S.$100,000 as of December 31, 2008:

	Ch$		UF		Foreign Currency		Total
	(in millions of constant Ch$ as of December 31, 2008)
Time deposits:
Maturing within three months	Ch$	2,049,119	Ch$	575,740	Ch$	1,190,764	Ch$	3,815,623
Maturing after three but within six months		543,460		679,171		227,209		1,449,640
Maturing after six but within 12 months		189,606		672,779		59,743		922,128
Maturing after 12 months		97,494		468,599		615		566,708

Total time deposits	Ch$	2,879,679	Ch$	2,396,289	Ch$	1,478,131	Ch$	6,754,099

Minimum Capital Requirements

The following table sets forth our minimum capital requirements set by the Chilean Superintendency of Banks as of the dates indicated:

	As of December 31,
	2006		2007		2008
	(in millions of constant Ch$ as of December 31, 2008)
Banco de Chile’s regulatory capital	Ch$	747,813	Ch$	881,115	Ch$	1,297,735
Minimum regulatory capital required		(451,291)		(480,626)		(593,849)

Excess over minimum regulatory capital required	Ch$	296,522	Ch$	400,489	Ch$	703,886

Short-term Borrowings

Our short-term borrowings (other than deposits) totaled Ch$ 820,410 million as of December 31, 2006, Ch$ 698,357 million as of December 31, 2007 and Ch$ 1,966,901 million as of December 31, 2008.

The principal categories of our short-term borrowings are amounts borrowed under foreign trade lines of credit, domestic inter-bank loans and repurchase agreements. The table below presents the amounts outstanding at the end of each period indicated and the weighted average nominal interest rate for each period by type of short-term borrowing:

	For the year ended December 31,
	2006			2007			2008
	Year-End Balance		Weighted Average Nominal Interest Rate	Year-End Balance		Weighted Average Nominal Interest Rate	Year-End Balance		Weighted Average Nominal Interest Rate
	(in millions of constant Ch$ as of December 31, 2008, except for rate data)
Investments sold under agreements to repurchase	Ch$	365,080	4.85%	Ch$	386,795	6.31%	Ch$	420,658	6.13%
Borrowings from domestic financial institutions		104,193	4.96		80,529	4.40		2,598	0.08
Foreign borrowings		318,345	4.86		167,865	4.15		1,495,644	2.76
Other obligations		32,792	—		63,348	—		48,001	—

Total short-term borrowings	Ch$	820,410	4.67%	Ch$	698,357	5.00%	Ch$	1,966,901	3.41%

The following table shows the average balance and the weighted average nominal rate for each short-term borrowing category during the periods indicated:

	For the year ended December 31,
	2006			2007			2008
	Average Balance		Weighted Average Nominal Interest Rate	Average Balance		Weighted Average Nominal Interest Rate	Average Balance		Weighted Average Nominal Interest Rate
	(in millions of constant Ch$ as of December 31, 2008, except for rate data)
Investments sold under agreements to repurchase	Ch$	318,064	4.34%	Ch$	340,891	5.93%	Ch$	462,127	6.16%
Central Bank borrowings		1,572	0.70		707	1.38		432	1.91
Borrowings from domestic financial institutions		221,761	1.86		245,933	1.77		267,075	0.54

Sub-total	Ch$	541,397	3.31%	Ch$	587,531	4.19%	Ch$	729,634	4.10%
Foreign borrowings		673,410	1.03		681,106	0.74		1,157,045	0.25

Total short-term borrowings	Ch$	1,214,807	2.05%	Ch$	1,268,637	2.34%	Ch$	1,886,679	1.74%

The following table presents the maximum month-end balances of our principal sources of short-term borrowings during the periods indicated:

	Maximum 2006 month-end balance		Maximum 2007 month-end balance		Maximum 2008 month-end balance
	(in millions of constant Ch$ as of December 31, 2008)
Investments sold under agreements to repurchase	Ch$	365,464	Ch$	375,550	Ch$	661,858
Central Bank borrowings		85,464		76,939		682
Borrowings from domestic financial institutions		410,069		365,869		168,206
Foreign borrowings	Ch$	361,038	Ch$	175,854	Ch$	1,585,313

Item 4A.	Unresolved Staff Comments

None.

Item 5.	Operating and Financial Review and Prospects

OPERATING RESULTS

Introduction

The following discussion should be read together with our audited consolidated financial statements and the section entitled “Item 4. Information on the Company—Selected Statistical Information.” Certain amounts (including percentage amounts) that appear in this annual report may not total due to rounding.

We prepare our audited consolidated financial statements in accordance with Chilean GAAP (including the rules of the Chilean Superintendency of Banks related thereto), which differ in certain significant aspects from U.S. GAAP. Note 34 to our audited consolidated financial statements provides a description of the material differences between Chilean GAAP and U.S. GAAP as they relate to us. It also includes a reconciliation to U.S. GAAP of net income for the years ended December 31, 2006, 2007 and 2008 and equity at December 31, 2007 and 2008.

Pursuant to Chilean GAAP, the financial data presented in this section for all full-year periods are restated in constant pesos of December 31, 2008. See “Presentation of Financial Information” and Note 1 to our audited consolidated financial statements.

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

After a period of accelerated growth between 1985 and 1997, when Chile’s gross domestic product grew at an average annual rate of 7.2%, Chile’s economic growth slowed to an average rate of 4.3% between 2000 and 2008. In 2008, Chile’s gross domestic product grew by 3.2%, following an increase of 4.7% in 2007. The slowdown in the Chilean economy during 2008, was due to the weakening of the global economy and internal demand deceleration. However, Chile has maintained a relatively stable financial condition as a result of the earlier accumulation of international reserves and fiscal restraint.

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

Inflation

Historically, Chile has experienced high levels of inflation that have significantly affected our financial condition and results of operations. Inflation has remained relatively low during much of the current decade. However, inflation in 2008 and 2007 has been relatively high (7.1% in 2008 and 7.8% in 2007), primarily as a result of the sharp increase in international oil and food prices. During the first five months of 2009, we experienced a negative inflation rate of 1.1% as a result of the turmoil of the global economy, which has involved lower prices of commodities and weaker demand.

An increase in inflation rates could adversely affect the Chilean economy and have an adverse effect on our business, financial condition and results of operations. Our results of operations reflect the effect of inflation in the following ways:

•

a substantial portion of our assets and liabilities are denominated in UFs, a unit that is indexed daily to reflect inflation recorded in the previous month, with the net gain or loss resulting from such indexation reflected in income;

•

Until December 31, 2008, our non-monetary assets, liabilities and capital and reserves were restated monthly to adjust for inflation, with the net gain or loss resulting from the adjustment reflected in income (See Item 5 — Changes in Accounting Principles — Standards that will be applicable starting 2009); and

•	the interest rates earned and paid on peso-denominated assets and liabilities to some degree reflect inflation and expectations regarding inflation.

UF-denominated Assets and Liabilities. The UF is revalued in monthly cycles. On each day in the period beginning the tenth day of the current month through the ninth day of the next month, the nominal peso value of the UF is indexed up (or down in the event of deflation) in order to reflect each day a pro rata amount of the prior calendar month’s change in the Consumer Price Index. One UF was equal to Ch$18,336.38 at December 31, 2006, Ch$19,622.66 at December 31, 2007 and Ch$21,452.57 (U.S.$34.1) at December 31, 2008. The effect of any changes in the nominal peso value of our UF-denominated assets and liabilities is reflected in our results of operations as an increase (or decrease, in the event of deflation) in interest revenue and expense. Our net interest revenue will be positively affected by inflation (and negatively affected by deflation) to the extent that our average UF-denominated assets exceed our average UF-denominated liabilities, while net interest revenue will be negatively affected by inflation (and positively affected by deflation) when average UF-denominated liabilities exceed average UF-denominated assets. Our average UF-denominated assets exceeded our average UF-denominated liabilities by Ch$1,795,251 million during the year ended December 31, 2006, Ch$1,771,864 million during the year ended December 31, 2007 and Ch$2,144,686 million (U.S.$ 3,409 million) during the year ended December 31, 2008. These numbers exclude capital and reserves and derivatives. See “Item 4. Information on the Company—Selected Statistical Information.”

Peso-denominated Assets and Liabilities. Interest rates in Chile tend to reflect the rate of inflation during the relevant period and expectations regarding future inflation. The sensitivity of our peso-denominated interest earning assets and interest bearing liabilities to the inflation rate varies. See “—Interest Rates.” We maintain a substantial amount of non-interest bearing, peso-denominated current account and other demand deposits. The ratio of such deposits to average interest bearing peso-denominated liabilities was 52% during 2006, 51% during 2007 and 50% during 2008. Because a large part of such deposits are not sensitive to inflation, even a slight decline in the rate of inflation may adversely affect our net interest margin on assets funded with such deposits and even a slight increase in the rate of inflation may increase the net interest margin on such assets. See “Item 4. Information on the Company—Selected Statistical Information—Interest Earning Assets and Net Interest Margin.”

Interest Rates

Interest rates earned and paid on our assets and liabilities reflect in part inflation and expectations regarding future inflation, shifts in short-term interest rates related to the Central Bank’s monetary policies and movements in long-term real rates. The Central Bank manages short-term interest rates based on its objectives of balancing low inflation and economic growth. Accordingly, with the inflation increase in 2008, the Central Bank raised its reference interest rate five times, resulting in a final rate of 8.25% by the end of 2008. On the other hand, long-term rates showed a slight increase in 2008.

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

The average real annual short-term interest rate based on the rate paid by Chilean financial institutions for 90- to 360-day Chilean peso-denominated deposits was 2.83% in 2006, 2.20% in 2007 and 2.23% in 2008. The average annual real long-term interest rate based on the Central Bank’s ten-year duration Chilean peso-denominated bonds was 2.98% in 2006, 2.90% in 2007 and 3.24% in 2008.

Foreign Currency Exchange Rates

A significant portion of our assets and liabilities are denominated in foreign currencies, principally U.S. dollars, and we have historically maintained and may continue to maintain gaps between the balances of such assets and liabilities. The gap between foreign currency denominated assets and foreign currency denominated liabilities was a net asset position of Ch$21,833 million at December 31, 2006, Ch$8,317 at December 31, 2007 and Ch$51,114 million at December 31, 2008. See Note 26 to our audited consolidated financial statements. This gap includes assets and liabilities denominated in foreign currencies and assets and liabilities denominated in Chilean pesos that contain repayment terms linked to changes in foreign currency exchange rates. Because foreign currency denominated assets and liabilities, as well as interest earned or paid on such assets and liabilities and gains (losses) realized upon the sale of such assets, are translated into pesos in preparing our audited consolidated financial statements, our reported income is affected by changes in the value of the peso with respect to foreign currencies, primarily the U.S. dollar. Adjustments to U.S. dollar-indexed assets are reflected as adjustments in net interest earnings and offset results in the foreign exchange position. The exchange rate variation over capital and reserves of our foreign branches, which were sold in January 2008, is adjusted against equity rather than against net income according to local accounting rules.

Critical Accounting Policies

We prepare our consolidated financial statements in conformity with Chilean GAAP and the specific accounting rules of the Chilean Superintendency of Banks, which together differ in certain significant aspects from U.S. GAAP. The notes to our audited consolidated financial statements contain a summary of the accounting policies that are significant to us, as well as a description of the significant differences between these policies and U.S. GAAP. The notes include additional disclosures required under U.S. GAAP, a reconciliation between equity and net income to the corresponding amounts that would be reported in accordance with U.S. GAAP and a discussion of recently issued accounting pronouncements.

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

On January 1, 2004, in accordance with Circular No. 3,246 issued by the Chilean Superintendency of Banks, we adopted a new methodology to determine our loan loss allowances. This new regulation did not adversely affect our financial position or results of operations. A detailed description of this accounting policy is discussed in “Item 4. Information on the Company—Regulation and Supervision—Allowances for Loan Losses” and in Notes 1 and 34 to our audited consolidated financial statements.

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

Statement of Financial Accounting Standards (SFAS) 157 defines “fair value” as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. To measure fair value, SFAS 157 has established a hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs. This hierarchy uses three levels of inputs to measure the fair value of assets and liabilities as follows:

Level 1: Unadjusted quoted prices for identical assets or liabilities in an active market that Banco de Chile has the ability to access.

Level 2: Observable inputs other than Level 1, including quoted prices for similar assets or liabilities, quoted prices in less active markets, or other observable inputs that can be corroborated by observable market data.

Level 3: Prices or valuation techniques requiring inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management’s own assumptions about the assumptions a market participant would make in pricing the asset or liability.

Banco de Chile uses fair value to measure certain assets and liabilities on a recurring basis when fair value is the primary measure for accounting. This is done primarily for government and private securities classified as available for sale or trading account, forward transactions pending settlement and derivatives.

Price-level restatement

Chilean GAAP requires that financial statements be restated to reflect the full effects of loss in the purchasing power of the Chilean peso on the financial position and results of operations of reporting entities. The method prescribes that the historical cost of all non-monetary accounts be restated for general price-level changes between the date of origin of each item and the year-end. A bank’s net monetary asset position is determined by subtracting its net non-monetary liabilities from its non-monetary assets. As such, under Chilean GAAP, the gain (or loss) from price-level restatement in results of operations is determined by subtracting the price-level restatement adjustment of capital and reserves from the price-level restatement adjustment of non-monetary assets. The inflation rate used for purposes of such adjustments is the change in the Consumer Price Index during the 12 months ended November 30 of the reported year. The change in the Consumer Price Index used for price-level restatement purposes was 2.1% in 2006, 7.4% in 2007 and 8.9% in 2008. See Note 1(b) to our audited consolidated financial statements. The actual change in the Consumer Price Index was 2.6% in the year ended December 31, 2006, 7.8% in the year ended December 31, 2007 and 7.1% in the year ended December 31, 2008.

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

For comparative purposes, the historical December 31, 2007 and 2008 audited consolidated financial statements and their accompanying notes have been presented in constant Chilean pesos as of December 31, 2008.

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

As of January 1, 2009, price-level restatement is no longer applicable. See “Item 4: Information on the Company — Regulation and Supervision.”

Goodwill

Under U.S. GAAP, we have significant intangible assets related to goodwill. We record all assets and liabilities acquired in purchase acquisitions, including goodwill and other acquired intangibles, at fair value as required by SFAS No. 141, published by FASB. These include amounts pushed down from our parent Quiñenco S.A. Under SFAS No. 142, goodwill must be allocated to reporting units and tested for impairment. On December 31, 2008, goodwill has been allocated according to the structure of our business segments in 2008.

We test goodwill for impairment annually or more frequently if events or circumstances, such as adverse changes in the business climate, indicate that there may be justification for conducting an interim test. Impairment testing is performed at the reporting-unit level, which is generally one level below the major business segments. The first part of the test is a comparison at the reporting unit level of the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value is less than the carrying value, then the second part of the test is conducted to measure the amount of potential goodwill impairment. The implied fair value of the reporting unit goodwill is calculated and compared to the carrying amount of goodwill recorded in our financial records. If the carrying value of the reporting unit goodwill exceeds the implied fair value of that goodwill, then we would recognize an impairment loss in the amount of the difference, which would be recorded as a charge against net income.

The fair values of the reporting units are determined using discounted cash flow models based on each reporting unit’s internal forecasts.

We did not have any goodwill impairment charges in 2006, 2007 and 2008.

The initial goodwill and intangibles recorded and subsequent impairment analysis requires management to make subjective judgments concerning estimates of how the acquired asset will perform in the future using a discounted cash flow analysis. Additionally, estimated cash flows may extend beyond ten years and, by their nature, are difficult to determine. Events and factors that may significantly affect the estimates include competitive forces, customer behavior and attrition, changes in revenue growth trends, cost structures and technology and changes in interest rates and specific industry or market sector conditions. Impairment is recognized earlier whenever warranted. For a further discussion of accounting practices for goodwill under U.S. GAAP, see Note 34 to our audited consolidated financial statements.

Changes in Accounting Principles

On January 1, 2004, new principles for determining loan loss allowances became effective. The application of these new principles did not have a material effect on our financial condition or results of operations.

In accordance with Circular No. 3,345 issued by the Chilean Superintendency of Banks, we adopted new accounting criteria for the measurement, classification and recording of trading and investment securities, derivative instruments, hedge accounting and asset derecognition beginning on June 30, 2006. The Circular required retroactive application as of December 31, 2005, recognizing the cumulative effect in equity during 2006. This resulted in a credit of Ch$960 million (in historical pesos) to a “Reserves” account within equity in 2006. On other hand, for the investment securities and derivatives portfolio held during 2006, the application of this new standard generated an income of Ch$910 million, which is included in the line item “Gains (losses) from trading and brokerage activities.”

The Chilean Superintendency of Banks, through its Circular No. 3,410 dated November 9, 2007, subsequently supplemented by Circular No. 3,443 dated August 21, 2008, and introduced the new Compendium of Accounting Standards that banks must apply as a result of the IFRS convergence project developed by the Chilean Superintendency of Banks. The main impact arising out of these new accounting criteria are described below:

Applicable accounting changes during 2008

In accordance with Chapters B-4 and E of the above mentioned Compendium of Accounting Standards, the Bank recorded a liability for an amount of Ch$190,698 million under “Provisions” as of December 31, 2008 related to the minimum dividends payment, reflecting a corresponding equity reduction for the same amount under “Retained earnings.” Until 2007, dividend obligations were recorded when declared by a Shareholders’ Meeting. This change did not generate effects on income.

New format for the presentation of financial statements applicable starting in 2008

Chapter C-3 of the Compendium of Accounting Standards established the new format for the presentation of annual financial statements. Chapter E requires that its application begin in 2008. The application of this new format has only affected the presentation of the 2008 financial statements, and has not had an effect on the accounting criteria applied by the Bank. For comparative purposes, financial information from 2004 through 2007 has been modified in accordance with the new presentation format and, therefore, the financial statements for the period 2004-2007 that are presented in this annual report differ, in terms of their presentation, from those reported in prior years for such period. This new presentation format has also been used with respect to the 2008 financial information contained in this annual report.

Standards that will be applicable starting in 2009

The Compendium of Accounting Standards establishes that starting January 1, 2009, banks must adopt the new accounting criteria established by the Chilean Superintendency of Banks, and apply IFRS for those matters not addressed by the Compendium. The changes in accounting criteria relate, among other things, to the following matters:

•	elimination of the price-level restatement;

•	option to revalue fixed assets as of the date of first time adoption;

•	accrual of loan interest during past due date;

•	accrual of loan interest at the effective rate; and

•	changes and incorporation of additional disclosures in notes to the financial statements.

The application of these new accounting criteria resulted in adjustments to the Bank’s equity accounts as of January 1, 2009, and will also affect the determination of income in future years. For comparison purposes with the financial statements that will be presented in 2009, the Bank must present financial statements for 2008 in accordance with the new accounting criteria, which will differ from those presented herein. See “Item 4 – Regulation and Supervision – Convergence to IFRS”

Subsequent to the merger between Banco de Chile and Citibank Chile, which was effective on January 1, 2008, the Bank began to reconcile the criteria maintained by each bank for the classification of financial instruments, according to the different categories defined by the current applicable regulation. As a consequence of the reconciliation, on September 30, 2008, we reclassified certain financial instruments from “Trading Securities” to “Available for Sale Instruments” by an amount equivalent to Ch$244.827 million (historical pesos).

During the period ending December 31, 2008, there have not been other accounting changes that could significantly affect the consolidated financial statements presented in this annual report.

Differences between Chilean and United States Generally Accepted Accounting Principles

Chilean GAAP varies in certain important aspects from U.S. GAAP, including some of the methods that are used to measure the amounts shown in the audited consolidated financial statements, additional disclosures required by U.S. GAAP and the accounting treatment of the merger with Banco de A. Edwards and Citibank Chile. Those differences, as well as other significant differences between Chilean GAAP and U.S. GAAP, are described in greater detail in Note 34 to our audited consolidated financial statements.

Results of Operations for the Years Ended December 31, 2006, 2007 and 2008

The following section discusses the results of operations for the years ended December 31, 2006, 2007 and 2008. To the extent that it is available and is useful in analyzing our results, we have included information broken down by the business segments we use in internal reporting. We also present our results on a consolidated basis.

Net Income

The following table sets forth the principal components of our net income, as detailed in our audited consolidated financial statements for the years ended December 31, 2006, 2007 and 2008:

	Year Ended December 31,						% Increase (Decrease)
	2006		2007		2008		2006/2007	2007/2008
	(in millions of constant Ch$ as of December 31, 2008, except for percentages)
Net interest revenue	Ch$	412,080	Ch$	513,767	Ch$	778,539	24.7%	51.5%
Net fees and commissions		169,665		187,773		215,864	10.7	15.0
Other income (loss), net		116,316		83,140		103,077	(28.5)	24.0
Provisions for loan losses		(42,973)		(56,678)		(138,593)	31.9	144.5
Operating expenses		(389,780)		(391,280)		(573,848)	0.4	46.7
Income attributable to affiliates		1,206		(2,229)		2,987	—	—
Loss from price-level restatement		(9,972)		(41,325)		(77,789)	314.4	88.2

Income before income taxes		256,542		293,168		310,237	14.3	5.8
Income taxes		(28,182)		(29,316)		(37,810)	4.0	29.0

Net income	Ch$	228,360	Ch$	263,852	Ch$	272,427	15.5%	3.2%

2007 and 2008. The 3.2% increase in net income in 2008 as compared to 2007 was primarily attributable to a 51.5% increase in net interest revenue, fueled by (i) an 18.4% growth of the loan portfolio as a consequence of both the incorporation of Citibank Chile’s business as a result of the merger and organic expansion, (ii) higher income due to the proactive management of UF/Ch$ positions, (iii) higher contribution from demand deposits in an environment of higher interest rates, (iv) extraordinary income arising from both the sale of foreign branches during 2008 and the sale of stock of Visa Inc. as a result of its initial public offering on the New York Stock Exchange and, to a lesser extent, (v) an increase in net fees and commissions.

These positive factors were partially offset by a 144.5% increase in provisions for loan losses and a 46.7% increase in our operating expenses, both of which also reflected the impact of the merger with Citibank Chile. In addition, provisions for loan losses also reflected the less dynamic macroeconomic scenario that has prevailed since the last quarter of 2007.

2006 and 2007. The 15.5% increase in net income in 2007 as compared to 2006 was primarily attributable to a 24.7% increase in net interest revenue, fueled by a 13.6% growth of the loan portfolio and higher earnings from assets funded by demand deposits as a consequence of higher nominal interest rates and, to a lesser extent, an increase in net fees and commissions. These positive factors were partially offset by a 31.9% increase in provisions for loan losses and by a 0.4% increase in our operating expenses. Higher net income mainly reflected our focus on expanding our customer base and improving our service quality.

Net Interest Revenue

The tables included under the headings “—Interest Revenue” and “—Interest Expense” set forth information regarding our consolidated interest revenue and expenses and average interest earning assets and average interest bearing liabilities for the years ended December 31, 2006, 2007 and 2008. This information is derived from the tables included elsewhere in this annual report under “Item 4. Information on the Company—Selected Statistical Information” and is qualified in its entirety by reference to such information.

	Year Ended December 31,						% Increase (Decrease)
	2006		2007		2008		2006/2007	2007/2008
	(in millions of constant Ch$ as of December 31, 2008, except for percentages)
Interest revenue	Ch$	845,641	Ch$	1,204,230	Ch$	1,663,643	42.4%	38.1%
Interest expense		(433,561)		(690,463)		(885,104)	59.3	28.2

Net interest revenue	Ch$	412,080	Ch$	513,767	Ch$	778,539	24.7%	51.5%

Net interest margin(1)		3.48%		3.97%		5.12%	—	—

(1)	Net interest revenue divided by average interest earning assets. The average balances for interest earning assets, including interest readjustments, have been calculated on the basis of our daily balances and on the basis of monthly balances for our subsidiaries.

2007 and 2008. Net interest revenue increased by 51.5% from 2007 to 2008, primarily as a result of a 17.5% growth in average interest earning assets and, to a lesser extent, due to a net interest margin increase of 115 basis points from 3.97% in 2007 to 5.12% in 2008. The increase in net interest margin was largely a result of the following:

•

A positive result associated with the management of UF/Ch$ gap positions coupled with an increase in the inflation rate, measured by the variation of the UF (which was 9.3% in 2008 as compared to 7.0% in 2007), implying that during 2008 we earned higher interest income on the portion of interest earning assets financed by non-interest bearing liabilities;

•	A higher contribution from demand deposits as a result of the increase in nominal interest rates (the average short-term interest rate was 7.24% in 2008 as compared to 5.47% in 2007);

•

A more favorable funding structure mainly as a consequence of the merger with Citibank Chile, which implied a higher proportion of checking accounts among the Bank’s liabilities. Accordingly, the ratio of interest-bearing liabilities to interest-earning assets improved to 76.9% in 2008 from 78.8% in 2007; and

•	An increase in average loan spreads as a result of higher credit risk as a consequence of a less dynamic economic scenario.

2006 and 2007. Net interest revenue increased by 24.7% from 2006 to 2007, primarily due to a 8.4% growth in average interest earning assets and, to a lesser extent, due to a net interest margin increase of 49 basis points from 3.48% in 2006 to 3.97% in 2007. The increase in net interest margin was largely a result of the following:

•

A higher inflation rate, measured by the variation of the UF, which was 7.0% in 2007 as compared to 2.0% in 2006, which implied that during 2007 we earned higher interest income on the portion of interest earning assets financed by non-interest bearing liabilities;

•	A higher contribution from demand deposits as a result of the increase in nominal interest rates (the average short-term interest rate was 5.31% in 2007 and 5.02% in 2006); and

•	A favorable funding structure as the ratio of interest-bearing liabilities to interest-earning assets improved to 78.8% in 2007 from 79.5% in 2006.

However, these effects were partially offset by a lower lending spread attained during 2007 compared to the previous year as a consequence of increased competition.

Interest Revenue

The following table sets forth information regarding our interest revenue and average interest earning assets for the years ended December 31, 2006, 2007 and 2008:

	Year Ended December 31,						% Increase (Decrease)
	2006		2007		2008		2006/2007	2007/2008
	(in millions of constant Ch$ as of December 31, 2008, except for percentages)
Interest revenue	Ch$	845,641	Ch$	1,204,230	Ch$	1,663,643	42.4%	38.1%

Average interest earning assets:
Commercial loans	Ch$	6,420,895	Ch$	7,121,104	Ch$	8,821,485	10.9	23.9
Residential Mortgage Loans		1,680,655		1,958,547		2,156,801	16.5	10.1
Consumer Loans		1,215,355		1,356,270		1,828,633	11.6	34.8

Total Loans	Ch$	9,316,905	Ch$	10,435,921	Ch$	12,806,919	12.0	22.7
Cash and due from banks		981,417		811,086		803,191	(17.4)	(1.0)
Repurchase agreement		52,082		40,895		74,675	(21.5)	82.6
Financial investments		1,462,382		1,567,518		1,393,650	7.2	(11.1)
Loans and Advance to Banks		42,005		96,019		141,955	128.6	47.8

Total	Ch$	11,854,791	Ch$	12,951,439	Ch$	15,220,390	9.3%	17.5%

Average rates earned on total interest earning assets: (1)
Average nominal rates		7.64%		9.83%		11.22%	—	—
Average real rates		5.71%		0.72%		7.27%	—	—

(1)	See “Item 4. Information on the Company—Selected Statistical Information—Average Balance Sheets, Interest Earned on Interest Earning Assets and Interest Paid on Interest Bearing Liabilities.”

2007 and 2008. Interest revenue increased by 38.1% from 2007 to 2008, primarily as a result of a 17.5% increase in average interest earning assets and, to a lesser extent, an increase in average nominal interest rates earned from 9.30% in 2007 to 10.93% in 2008. The increase in average interest earning assets was the result of both the merger with Citibank Chile and the organic growth of our loan portfolio. The increase in average nominal interest rates was mainly the result of an increase in the Central Bank’s nominal reference rates (from an average of 5.47% in 2007 to 7.24% in 2008). In addition, the increase in the average real rate earned on interest earning assets from 0.72% in 2007 to 7.27% in 2008 reflected the large increase in the foreign exchange rate during that period.

2006 and 2007. Interest revenue increased by 42.4% from 2006 to 2007, primarily as a result of an increase in the average nominal interest rates earned from 7.04% in 2006 to 9.25% in 2007 and, to a lesser extent, a 8.4% growth in average interest earning assets which was driven by a 12.0% increase in average loans. The increase in average nominal interest rates was mainly the result of an increase in the inflation rate (from 2.6% in 2006 to 7.8% in 2007) and, to a lesser extent, to increases of the Central Bank’s nominal reference rates (from an average of 5.02% in 2006 to 5.31% in 2007). In addition, the decrease in the average real rate earned on interest earning assets from 5.71% in 2006 to 0.72% in 2007 can be explained by the relatively large decrease in the foreign currency rate during that period.

Interest Expense

The following table sets forth information regarding our interest expense and average interest bearing liabilities for the years ended December 31, 2006, 2007 and 2008:

	Year ended December 31,						% Increase (Decrease)
	2006		2007		2008		2006/2007	2007/2008
	(in millions of constant Ch$ as of December 31, 2008, except for percentages)
Interest expense	Ch$	433,561	Ch$	690,463	Ch$	885,104	59.3%	28.2%

Average interest-bearing liabilities:
Saving accounts and time deposits(1)	Ch$	6,128,719	Ch$	6,692,644	Ch$	7,607,632	9.2	13.7
Securities under agreements to repurchase		318,064		340,891		462,127	7.2	35.6
Borrowings from financial institutions		896,743		927,746		1,424,552	3.5	53.5
Debt Issued		1,445,736		1,614,333		1,731,808	11.7	7.3
Other Financial Obligations		53,446		67,390		95,202	26.1	41.3

Total	Ch$	8,842,708	Ch$	9,643,004	Ch$	11,321,321	9.1%	17.4%

Average rates paid on total interest bearing liabilities(2) :
Average nominal rates		4.90%		7.16%		7.82%	—	—
Average real rates		3.10%		(1.92%)		6.21%	—	—
Average (Chilean peso-denominated) non-interest bearing current account and demand deposits		2,366,370		2,475,365		2,730,033	4.6%	10.3%

(1)	Includes interest-earning demand deposits.

(2)	See “Item 4. Information on the Company—Selected Statistical Information—Average Balance Sheets, Interest Earned on Interest Earning Assets and Interest Paid on Interest Bearing Liabilities.”

2007 and 2008. Interest expense increased by 28.2% from 2007 to 2008, primarily as a result of a 17.4% increase in average interest-bearing liabilities and, to a lesser extent, to an increase in average nominal interest rates paid, from 7.16% in 2007 to 7.82% in 2008. The increase in average interest-bearing liabilities was primarily attributable to a 13.7% increase in savings accounts and time deposits and a 53.5% increase in borrowings from financial institutions. The average nominal rates increased primarily as a result of the Central Bank’s higher monetary policy rates during 2008.

2006 and 2007. Interest expense increased by 59.3% from 2006 to 2007, primarily as a result of an increase in average nominal interest rates paid, from 4.90% in 2006 to 7.16% in 2007 and also due to a 9.1% increase in average interest-bearing liabilities. The increase in the average nominal interest rate paid was primarily attributable to the higher inflation rate and an increase in the Central Bank’s monetary policy rate. The increase in average interest-bearing liabilities was mainly the result of a 9.2% increase in savings accounts and time deposits and a 11.7% increase in the issuance of debt (principally related to bonds and subordinated bonds).

Net Fees and Commissions

The following table sets forth certain components of our fees and commissions (net of fees paid to third parties that provide support for those services, principally fees relating to services of pre-evaluations credit and receipts and collection services provided to us) for the years ended December 31, 2006, 2007 and 2008:

	Year Ended December 31,						% Increase (Decrease)
	2006		2007		2008		2006/2007	2007/2008
	(in millions of constant Ch$ as of December 31, 2008, except for percentages)
Insurance	Ch$	28,337	Ch$	32,300	Ch$	46,668	14.0%	44.5%
Mutual funds		27,075		33,335		41,467	23.1	24.4
Checking accounts and overdrafts		28,155		29,363		34,433	4.3	17.3
Credit cards		15,973		16,926		22,170	6.0	31.0
Sight accounts and ATMs		17,242		20,287		20,502	17.7	1.1
Collection of over-due loans		11,559		11,853		15,046	2.5	26.9
Cash management services		12,599		12,381		12,328	(1.7)	(0.4)
Stock brokerage		12,282		17,232		8,838	40.3	(48.7)
Letters of credit, guarantees, collateral and other contingent loans		10,262		9,950		8,209	(3.0)	(17.5)
Credit lines		9,646		8,494		8,132	(11.9)	(4.3)
Financial advisory services		3,326		1,319		6,773	(60.3)	413.5
Foreign trade and currency exchange		4,687		3,301		4,310	(29.6)	30.6
Custody and trust services		2,264		2,428		5,221	7.2	115.0
Factoring		1,017		1,131		1,695	11.2	49.9
Collection services		2,274		2,047		1,548	(10.0)	(24.4)
Credits		2,768		1,838		806	(33.6)	(56.1)
Teller services expenses		(5,387)		(5,742)		(5,268)	6.6	(8.3)
Credit pre-evaluation services		(17,054)		(17,249)		(19,945)	1.1	15.6
Other		2,640		6,579		2,931	149.2	(55.4)

Total	Ch$	169,665	Ch$	187,773	Ch$	215,864	10.7%	15.0%

2007 and 2008. Net fees and commissions increased by 15.0% from 2007 to 2008, primarily as a result of an increase in fees generated by insurance, mutual funds, credit cards, financial advisory services and checking accounts and overdrafts, all of which increased as a result of a significant increase in our customer base and network expansion due to the merger with Citibank Chile and our long-standing efforts to cross-sell the Bank’s products. This increase was partially offset by lower fees posted by our stock brokerage subsidiary and higher credit pre-evaluation services expenses.

2006 and 2007. Net fees and commissions increased by 10.7% from 2006 to 2007. This annual increase in fees was primarily a result of an increase in fees generated by our mutual funds and stock brokerage businesses, as both businesses continued to deliver a diverse range of new services and products to address customer needs. To a lesser extent, higher fee income was also related to insurance and sight accounts and ATMs, largely as a result of an increase in the client base. These factors more than offset the lower fees generated by our financial advisory and foreign trade and currency exchange businesses.

Other Income (Loss), Net

Other income (loss), net, consists of net gains and losses from trading and brokerage activities, net gains and losses from foreign exchange transactions and other operating income. Trading and brokerage activities results include gains and losses realized on the sale of securities, gains and losses from the mark-to-market of securities and interest rate and currency derivatives at the end of the period. Net gains and losses from foreign exchange transactions include gains and losses realized upon the sale of foreign currency and foreign exchange derivatives and gains and losses arising from the period-end translation of foreign currency denominated assets and liabilities into pesos. Foreign exchange results also include net adjustments on U.S. dollar-indexed domestic currency transactions, or the exchange rate variation on foreign branches’ capital and reserves. Foreign exchange results include existing interest rate differences in currency derivatives.

The following table sets forth certain components of our other income (loss), net, in the years ended December 31, 2006, 2007 and 2008:

	Year Ended December 31,						% Increase (Decrease)
	2006		2007		2008		2006/2007	2007/2008
	(in millions of constant Ch$ as of December 31, 2008, except for percentages)
Gains (losses) from trading and brokerage activities
Interest accrued on trading securities	Ch$	62,854	Ch$	73,120	Ch$	49,011	16.3%	(33.0%)
Gains (losses) on sales and mark to market		8,589		(3,306)		(6,748)	—	104.1
Gains (losses) on derivatives contracts		28,008		(31,819)		343,882	—	—
Gains from sales of loans		(304)		1,447		1,558	—	7.7

Total gains (losses) from trading and brokerage activities	Ch$	99,147	Ch$	39,442	Ch$	387,703	(60.2%)	883.0%
Foreign exchange transactions, net	Ch$	(12,599)	Ch$	19,756	Ch$	(353,012)	—	—
Other operating income, net	Ch$	29,768	Ch$	23,942	Ch$	68,386	(19.6%)	185.6%

Total	Ch$	116,316	Ch$	83,140	Ch$	103,077	(28.5%)	24.0%

2007 and 2008. Other income (loss), net, increased from Ch$83,140 million in 2007 to Ch$103,077 million in 2008, largely as a result of a 185.6% increase in other operating income. The increase in other operating income was mainly due to non-recurring income arising out of both the sale of foreign branches (which amounted to Ch$38,459 million) and the sale of stock of Visa Inc. as a result of Visa Inc.’s initial public offering (which resulted in earnings of approximately Ch$10,352 million). The increase in gains from trading and brokerage activities was mainly due to a significant increase in gains on derivatives contracts, as a result of a higher net asset position in U.S.$/Ch$ forward contracts in an environment of rising exchange rates. However, this effect was more than offset by higher losses in foreign exchange transactions, which also reflect the impact of the Bank’s higher liabilities position in U.S. dollars.

2006 and 2007. Other income (loss), net, decreased from Ch$116,316 million in 2006 to Ch$83,140 million in 2007, primarily as a result of a 60.2% decrease in gains (losses) from trading and brokerage activities and, to a lesser extent, of a decrease in the amounts recovered from assets received in lieu of payments which were previously charged-off (this decrease was reflected in the other operating income line). The decrease in gains (losses) from trading and brokerage activities was a result of (i) losses in the value of the Bank’s securities portfolio related to Latin American countries as a consequence of the global financial instability during the second half of 2007, (ii) losses resulting from securities issued by Chilean companies booked in the Bank’s foreign branches due to an increase of 68 basis points in Chile’s country risk index during the second half of 2007, and (iii) losses in derivatives contracts due to meager results obtained in UF/$ forwards transactions, primarily as a result of a higher inflation rate, which was partially offset by higher interest income earned (which was reflected in the interest revenue line) as well as a higher profit arising from foreign exchange transactions.

Provisions for Loan Losses

Chilean banks are required to maintain allowances to cover possible credit losses in accordance with regulations issued by the Chilean Superintendency of Banks. For statistical information with respect to our substandard loans and allowances for loan losses, see “Item 4. Information on the Company—Selected Statistical Information” and Note 9 to our audited consolidated financial information. According to regulations of the Chilean Superintendency of Banks applicable to such periods, the amount of provisions charged to income in any period consists of net provisions for possible loan losses. Under Chilean regulations, additional allowances must be registered in the operating expenses line. See “Item 4. Information on the Company—Regulation and Supervision” and Note 9 to our audited consolidated financial statements.

The following table sets forth information with respect to our provisions and allowances for loan losses and charge-offs for each of the years ended December 31, 2006, 2007 and 2008:

	Year Ended December 31,						% Increase (Decrease)
	2006		2007		2008		2006/2007	2007/2008
	(in millions of constant Ch$ as of December 31, 2008, except for percentages)
Provisions:
Total provisions for loan losses	Ch$	42,973	Ch$	56,678	Ch$	138,593	31.9%	144.5%
Gross provisions for loan losses		75,839		94,928		178,241	25.2	87.8
Total loan loss recoveries		32,866		38,250		39,648	16.4	3.7
Charge-offs:
Total charge-offs		70,960		77,933		104,914	9.8	34.6
Net charge-offs		38,094		39,683		65,266	4.2	64.5
Other asset quality data:
Total loans	Ch$	10,146,440	Ch$	11,529,160	Ch$	13,649,005	13.6	18.4
Consolidated risk index		1.38%		1.27%		1.66%	—	—
Unconsolidated risk index		1.41%		1.28%		1.63%	—	—
Allowances for loan losses		140,288		146,794		227,201	4.6%	54.8%
Allowances for loan losses as a percentage of total loans		1.38%		1.27%		1.66%	—	—

2007 and 2008. Our total provisions for loan losses sharply increased by 144.5% from 2007 to 2008, mainly as a result of an 18.4% increase in our loan portfolio as a result of our organic growth and the merger with Citibank Chile, and as a result of a higher level of risk due to lower dynamism in the local and international economy. The ratio of provisions for loan losses to average loans increased to 1.09% in 2008 from 0.54% in 2007. On a consolidated basis, our risk index increased from 1.27% in 2007 to 1.66% in 2008.

2006 and 2007. Our provisions for loan losses increased by 31.9% from 2006 to 2007, mainly as a result of an overall loan portfolio expansion and an increase in the level of risk mostly associated with our consumer portfolio. Higher provisions were partially offset by an increase of 16.4% in loan loss recoveries. The ratio of provisions for loan losses to average loans increased to 0.54% in 2007 from 0.45% in 2006. On a consolidated basis, our risk index decreased from 1.38% in 2006 to 1.27% in 2007.

Operating Expenses

The following table sets forth information regarding our operating expenses for the years ended December 31, 2006, 2007 and 2008:

	Year Ended December 31,						% Increase (Decrease)
	2006		2007		2008		2006/2007	2007/2008
	(in millions of constant Ch$ as of December 31, 2008, except for percentages)
Staff expenses	Ch$	182,279	Ch$	207,043	Ch$	306,040	13.6%	47.8%
Administrative expenses:
Advertising		19,309		17,510		26,447	(9.3)	51.0
Building maintenance		15,807		16,401		22,453	3.8	36.9
Rentals and insurance		10,744		11,016		18,749	2.5	70.2
Office supplies		6,306		6,035		7,985	(4.3)	32.3
Other expenses		101,483		80,522		102,228	(20.7)	27.0

Total administrative and other expenses	Ch$	153,649	Ch$	131,484	Ch$	177,862	(14.4%)	35.3
Depreciation and amortization		23,119		25,301		35,573	9.4	40.6
Other operating expenses		30,733		27,452		54,373	10.7	98.1

Total	Ch$	389,780	Ch$	391,280	Ch$	573,848	0.4%	46.7%

2007 and 2008. Our operating expenses increased by 46.7% from 2007 to 2008, primarily as a result of (i) the incorporation of Citibank Chile’s cost base, (ii) higher non-recurring charges (approximately Ch$44,700 million in 2008) related to the merger and integration with Citibank Chile, (iii) a higher level of business activity as a result of the Bank’s organic growth, (iv) higher other operating expenses during the fourth quarter of 2008, mainly related to the establishment of additional loan loss provisions of approximately Ch$17,000 million, and (v) non-recurring expenses of approximately Ch$13,500 million related to the collective bargaining agreements entered into by the Bank and some of its subsidiaries.

2006 and 2007. Our operating expenses increased by 0.4% from 2006 to 2007. Higher operating expenses resulted from our focus on expanding our business, transactional capabilities and service quality. We recorded an increase in personnel salaries, primarily related to additional employees for new branches and call centers, an increase in communication and technology expenses (including amortization expenses), in order to provide improved productivity and service quality, and larger rental expenses related to the expansion of the Bank’s branch network.

In addition, we incurred non-recurring expenses related to the merger with Citibank Chile and the sale of our foreign branches, which amounted to approximately Ch$3,920 million in 2007. However, the increase in these expenses was partially offset by a decrease in advisory expenses from the foreign branches related to the U.S. compliance requirements.

Loss from Price-Level Restatement

Chilean GAAP requires that adjustments be made to non-monetary assets (including fixed assets), liabilities and capital and reserves at the end of each reported period to reflect the effects of inflation during such period. The net effect of this inflation adjustment is reflected in our results of operations under “gain (loss) from price-level restatement.” See “—Overview—Inflation.”

2007 and 2008. The loss from price-level restatement increased from Ch$41,325 million in 2007 to Ch$77,789 million in 2008, primarily as result of the sharp increase in the inflation rate used for adjustment purposes from 7.4% in 2007 to 8.9% in 2008 and, also, due to the increase in net non-monetary liabilities as a result of the capital increase relating to the merger with Citibank Chile and, to a lesser extent, the capital increase carried out in the first semester of 2008.

2006 and 2007. The loss from price-level restatement increased from Ch$9,972 million in 2006 to Ch$41,325 million in 2007, primarily as a result of the increase in the inflation rate used for adjustment purposes from 2.1% in 2006 to 7.4% in 2007 and, to a lesser extent, due to the increase in net non-monetary liabilities as a result of the partial capitalization of 2006 net income and a capital increase largely carried out in the third quarter of 2007.

Income Tax

The statutory corporate income tax rate in Chile was 17% in 2008, 2007 and 2006. We are also permitted under Law No. 19,396 to deduct dividend payments made to SAOS. Consequently, our effective tax rate is significantly lower than the statutory corporate income tax rate because of the deduction of such dividend payments from our taxable income. Additionally, but to a lesser extent, differences in the tax treatment for provisions on individual loans and for charge-offs for past-due loans have an impact on our effective tax rate. Finally, all real estate taxes paid on properties that are leased to customers are deductible from our taxable income.

2007 and 2008. In 2008, we recorded a tax expense of Ch$37,810 million as compared to a tax expense of Ch$ 29,316 million in 2007. This increase was primarily attributable to a higher effective tax rate, which increased from 10.0% in 2007 to 12.2% in 2008, mainly as a result of the dilution of the SAOS’s participation in the Bank as a consequence of the merger with Citibank Chile and, to a lesser extent, the higher income tax base in 2008 as a result of a 5.8% increase in net income before taxes.

2006 and 2007. In 2007, we recorded a tax expense of Ch$29,316 million as compared to a tax expense of Ch$28,182 million in 2006. This increase was primarily attributable to the higher income tax base in 2007 as a result of a 14.3% increase in net income before taxes.

Business Segments

We use a business segment-based profitability system to measure financial performance. This system allows us to extract income, balances, interest rate and expense information by client and also allows us to provide information by account officer, branch or business segment. In order to assess income per transaction, the system compares the interest rate agreed upon with the client with our own cost of funds. For various transactions, we use internal cost of funds tables, which are updated daily. From these tables we are able to determine operating costs per transaction or per client and these costs are then allocated to our various business segments. Developed internally, the system has been continuously refined resulting in cost re-allocations. Figures for the period 2004-2007 have been restated in accordance with the new presentation format required by the Chilean Superintendency of Banks. This new presentation format has also been used with respect to the 2008 figures contained in this section.

Our business has been organized into the following segments since 2008:

•	retail market;

•	wholesale market;

•	treasury and money market operations; and

•	operations through subsidiaries

Prior to our merger with Citibank Chile, we also had an “International Banking” segment.

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

•	the results associated with our gap management (interest rate mismatches) have been fully allocated in the treasury and money market operations segment;

•

our management model, which measures the performance of our business segments, considers results that are directly related to performance and not to overhead expenses of corporate and support departments, additional allowances, merger costs, taxes and other operating income and other operating expenses; and

•

in addition to direct costs (consisting mainly of labor and administrative expenses), we allocate the majority of our indirect operating costs to each business segment based on the type and amount of the relevant transactions. These costs are mainly related to the use of office space, technology and computer equipment. Other indirect costs are allocated using activity-based costing methodology.

Net Income by Business Segment

The following table sets forth net income by business segment for each of the years ended December 31, 2006, 2007 and 2008. The line item “Other” includes the effect of conforming internal accounting policies to Chilean GAAP and a number of non-allocated costs, such as depreciation costs, additional provisions and merger-related expenses. For internal reporting purposes, we control and monitor these costs separately and do not include them in the determination of business segment profitability. Also included within “Other” are specific portions of income such as rental income.

	Year Ended December 31,						% Increase (Decrease)
	2006		2007		2008		2006/2007	2007/2008
	(in millions of constant Ch$ as of December 31, 2008, except for percentages)
Retail banking	Ch$	110,860	Ch$	125,569	Ch$	157,894	13.3%	25.7%
Wholesale banking		81,217		85,414		128,773	5.2	50.8
International banking		(6,815)		(2,370)		—	(65.2)	—
Treasury and money market operations		40,898		73,839		108,664	80.5	47.2
Subsidiaries		28,993		31,140		26,335	7.4	(15.4)
Other		(26,793)		(49,740)		(149,239)	85.7	200.0

Net income	Ch$	228,360	Ch$	263,852	Ch$	272,427	15.5%	3.3%

Retail Banking. 2007 and 2008. The 25.7% increase in the retail banking business segment’s net income in 2008 was primarily attributable to a 35.5% increase in operating revenues, from Ch$403,951 million in 2007 to Ch$547,182 million in 2008. This increase was fueled by a 13.4% expansion in the loan portfolio, higher earnings from demand deposits and higher fee income. These factors were partially offset by an 80.7% increase in provisions for loan losses, mainly related to the consumer loan portfolio and, to a lesser extent, to commercial loans to small companies and by a 24.9% increase in operating expenses as a consequence of the merger with Citibank Chile.

Retail Banking. 2006 and 2007. The 13.3% increase in the retail banking business segment’s net income in 2007 was primarily attributable to a 10.0% increase in operating revenues, from Ch$367,223 million in 2006 to Ch$403,951 million in 2007. This increase was mainly due to a 12.3% expansion in the loan portfolio, higher earnings from demand deposits and, to a lesser extent, higher fee income. These factors were partially offset by a 21.4% increase in provisions for loan losses mainly related to the consumer loan portfolio and, to a lesser extent, by higher operating expenses.

Wholesale Banking. 2007 and 2008. The 50.8% increase in the wholesale business segment’s net income in 2008 was mainly attributable to a 57.3% increase in operating revenues, from Ch$186,222 million in 2007 to Ch$293,016 million in 2008, primarily as a result of a 24.0% expansion in the loan portfolio, higher earnings from demand deposits and higher fee income. These factors were partially offset by higher provisions for loan losses, part of which were related to the fishing sector as a result of the outbreak of an infectious salmon virus that caused a substantial reduction in the exports of salmon.

Wholesale Banking. 2006 and 2007. The 5.2% increase in the wholesale business segment’s net income in 2007 was mainly attributable to a 15.1% increase in operating revenues, from Ch$161,787 million in 2006 to Ch$186,222 million in 2007, primarily as a consequence of a 20.0% expansion in loans and, to a lesser extent, a 6.3% decrease in operating expenses.

International Banking. 2007 and 2008. Banco de Chile sold its US branches (Miami and New York) to Citigroup as part of the merger with Citibank Chile.

International Banking. 2006 and 2007. The international banking business segment recorded a loss before taxes of Ch$2,370 million during 2007 as a consequence of mark-to-market losses in the securities portfolio of our foreign branches due to the global financial turbulence over the second half of 2007. In addition, during 2007, foreign branches registered non-recurring operating expenses related to the merger agreement with Citigroup, which led to the closing of these operations in 2008.

Treasury and Money Market Operations. 2007 and 2008. The treasury and money market operations business segment’s net income increased to Ch$108,664 million in 2008 from Ch$73,839 million in 2007 primarily as a result of higher interest income earned on the portion of UF denominated assets financed by nominal Chilean pesos denominated liabilities. This was due to an increase in the inflation rate and higher sales of forwards and derivative contracts to clients.

Treasury and Money Market Operations. 2006 and 2007. The treasury and money market operations business segment’s net income increased to Ch$73,839 million in 2007, from Ch$40,898 million in 2006 largely as a consequence of the sharp increase in the inflation rate, which resulted in higher interest income earned on the portion of UF denominated assets financed by non–UF denominated liabilities.

Operations through Subsidiaries. 2007 and 2008. The 15.4% decrease in net income from our subsidiaries in 2008 compared to 2007 was primarily attributable to a lower net income of our Mutual Fund subsidiary as a result of a rebalancing of our customers’ mutual funds portfolios from variable to fixed income structures, and a lower net income from our Factoring subsidiary as a result of a higher inflation rate during 2008, which affected the liability net position in UF of the Factoring subsidiary. This decrease offset the higher pre-tax income of our Financial Advisory, Insurance Brokerage and Security Brokerage subsidiaries.

Operations through Subsidiaries. 2006 and 2007. The 7.4% increase in net income from our subsidiaries in 2007 compared to 2006 was primarily attributable to higher fee income recorded by our Mutual Fund, Securities Brokerage and Insurance Brokerage subsidiaries. The positive performance of these subsidiaries offset the results obtained by our Financial Advisory subsidiary, which generated fewer transactions in 2007, and our Factoring subsidiary, which had a lower operating income as a consequence of a higher inflation rate as most of its Chilean peso-denominated loans were financed with funds denominated in UF.

Chilean and U.S. GAAP Reconciliation

We prepare our audited consolidated financial statements in accordance with Chilean GAAP, which differs in certain significant aspects from U.S. GAAP. See Note 34 to our audited consolidated financial statements for a description of the material differences between Chilean GAAP and U.S. GAAP, as they relate to us and our consolidated subsidiaries, reconciliation to U.S. GAAP of net income and equity and a discussion of new accounting rules under U.S. GAAP. The following table sets forth net income and equity for the years ended December 31, 2006, 2007 and 2008 under Chilean GAAP and U.S. GAAP:

	Year Ended December 31,
	2006		2007		2008
	(in millions of constant Ch$ as of December 31, 2008)
Net income (Chilean GAAP)	Ch$	228,360	Ch$	263,852	Ch$	272,427
Net income (U.S. GAAP)		202,147		251,575		216,700
Equity (Chilean GAAP)(1)		976,172		1,144,967		1,297,735
Equity (U.S. GAAP)	Ch$	1,726,797	Ch$	1,872,668	Ch$	2,128,499

(1)	Total equity excluding minority interest.

Significant differences exist between our net income and equity under Chilean GAAP as presented in “Item 5. Operating and Financial Review and Prospects,” and our net income and equity under U.S. GAAP as presented in Note 34 to our audited consolidated financial statements.

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

In the same context, under Chilean GAAP the merger of Banco de Chile and Citibank Chile was accounted for as a pooling with no retroactive restatement of historical financial statements, while under U.S. GAAP the merger of the two banks was accounted for as a merger of entities under common control, as L.Q. Inversiones Financieras has controlled both banks since January 1, 2008. In this case, we were not required to restate our U.S. GAAP historical financial statements due the fact that common control was effective beginning on January 1, 2008.

Under U.S. GAAP, when accounting for a merger of entities under common control, the book value of the merged entities that are held in the books of the common parent must be pushed down to the merged entity. This means that any goodwill in the books of Quiñenco S.A. at the time that it acquired each bank and any fair value differences created from those purchases must be included in our U.S. GAAP accounting records. In practice this means that the goodwill and fair value adjustments created from Quiñenco S.A.’s purchases of Banco de A. Edwards shares in September, October and December 1999 and from Quiñenco S.A.’s purchase of our shares in March 2001 are pushed down to us. The same treatment applies with respect to the merger between Banco de Chile and Citibank Chile, where under local accounting principles the merger was recognized at book value and the goodwill and other intangibles were recognized at fair value in LQIF S.A. Pursuant to U.S. GAAP, these intangibles must be pushed down to the merged entity.

As there is no analogous accounting treatment under Chilean GAAP, there is a considerable difference in the asset and liability bases under each body of accounting principles.

•

Under Chilean GAAP, allowances for loan losses are calculated according to specific guidelines set by the Chilean Superintendency of Banks. Under U.S. GAAP, allowances for loan losses should be in amounts adequate to cover inherent losses in the loan portfolio at the respective balance sheet dates. If we had applied U.S. GAAP, our net income would have decreased by Ch$2,810 million in 2007 and increased by Ch$26,355 million in 2008, and equity would have increased by Ch$30,219 million in 2007 and increased by Ch$56,574 million in 2008.

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

Additionally, until 2005, Chilean accounting rules did not consider the existence of embedded derivatives and, therefore, such derivatives were not reflected in the financial statements. Beginning 2006, certain derivatives embedded in other financial instruments are treated as separate derivatives when their risk and characteristics are not closely related to those of the main contract and such derivatives are not recorded at their fair value with their unrealized gains and losses included in income. Circular N°3,345 did not include service-type contracts when evaluating for embedded derivatives. For U.S. GAAP purposes, we separately measure embedded derivatives included in certain contracts as freestanding derivative instruments at their estimated fair values, recognizing changes in earnings when they occur.

These differences are explained in greater detail in Note 34 to our audited consolidated financial statements.

LIQUIDITY AND CAPITAL RESOURCES

Overview

Liquidity risk is technically categorized into in two types: trading liquidity risk and funding liquidity risk. Trading liquidity risk deals with the inability to defease cash positions (bonds, loans, etc.) or offset price risks generated by derivatives transactions; Funding liquidity risk is related to the inability of raising funds. Both lead to potentially adverse scenarios that might make the bank unable to meet its payment obligations and potential payment obligations as and when they become due.

These two risks are jointly managed but by using different tools.

Holding a minimum stake of debt instruments with deep secondary markets ensures trading liquidity. Central bank and government instruments show these characteristics; short-term bank’s time deposits do as well. These kinds of instruments are held in our trading portfolio and some portion of the AFS portfolio liquid instruments. In addition, mortgage bonds issued by banks resident in Chile and corporate bonds are also part of the AFS portfolio. Even though mortgage and corporate bonds show much less trading liquidity than other instruments, the former may be sold to the Central Bank under repurchase agreements. Government instruments and short-term bank time deposits are also permitted to be sold to the Central Bank under repurchase agreements.

Having diversified funding sources ensures funding liquidity. Diversification is ensured through establishing triggers that monitor concentrations by funding sources, by maturity, by currency, etc. The aggregation of significant fund providers by currency is monitored as a percentage of our third party liabilities; Concentration triggers by maturity date are also in place. Cross-currency funding is also watched in order to avoid the inability of converting Chilean Pesos back into U.S. dollars due to an absence of trading liquidity in the Foreign Exchange market.

Given our internal metrics and policies, we believe that our working capital is sufficient to meet our present needs. In addition to our own metrics in place to monitor liquidity, the local Central Bank and the Superintendency of Banks have established regulations regarding liquidity, which include: minimum reserve requirements for deposits, minimum “technical” reserve requirements and maximum expected outflow for the coming 30 and 90 days.

The Central Bank has established a minimum reserve of 9.0% for demand deposits and 3.6% for time deposits. The reserve requirement must be met separately by currency.

In addition, we are subject to a “technical” requirement applicable to all banks residing in Chile. The daily balance of deposits payable on demand, net of clearing, may not exceed 2.5 times the amount of the bank’s effective equity. Deposits payable on demand include:

•	Deposits in checking accounts;

•	Other demand deposits or obligations payable on demand and incurred in the ordinary course of business;

•	Savings deposits that allow unconditional withdrawals that bear a stated maturity; and

•	Other deposits unconditionally payable immediately.

Chilean regulations also require that the expected outflow within the coming 30 days may not exceed the amount of bank equity and the expected outflow within the coming 90 days may not exceed two times the amount of bank equity. Expected outflow may include behavioral assumptions. Measurements must be made by currency separately.

Internal and regulatory metrics are prepared daily by specialized areas within the Treasury in charge of overseeing the liquidity. The ALCO also monitors the state of these metrics on a monthly basis.

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

	Year Ended December 31,
	2006		2007		2008
	(in millions of constant Ch$ as of December 31, 2008)
Net cash provided by operating activities	Ch$	386,534	Ch$	417,124	Ch$	256,043

2007 and 2008. Cash provided by operating activities decreased to Ch$256,043 million in 2008 from Ch$417,124 million in 2007, primarily as a result of an increase in net interest accrued (which is reflected in the line item “net changes in interest and fee accruals”) as well as an increase in the fair value of derivatives (which is reflected in the line item “other credits which do not represent cash flows”).

2006 and 2007. Cash provided by operating activities increased to Ch$417,124 million in 2007 from Ch$386,534 million in 2006, primarily as a result of an increase in provisions for loan losses and of a 314.4% increase in loss from price-level restatement.

	Year Ended December 31,
	2006		2007		2008
	(in millions of constant Ch$ as of December 31, 2008)
Net cash used in investing activities	Ch$	(1,614,292)	Ch$	(2,184,418)	Ch$	(1,753,342)

2007 and 2008. Cash used in investing activities decreased to Ch$1,753,342 million in 2008 from Ch$2,184,418 million in 2007, primarily as a result of an increase in the amount of outstanding transfers in foreign currencies and to the establishment of provisions for minimum dividends.

2006 and 2007. Cash used in investing activities increased to Ch$2,184,418 million in 2007 from Ch$1,614,292 million in 2006, primarily as a result of a 14.2% increase in the volume of our loan portfolio.

	Year Ended December 31,
	2006		2007		2008
	(in millions of constant Ch$ as of December 31, 2008)
Net cash provided by financing activities	Ch$	1,788,415	Ch$	1,214,799	Ch$	1,674,901

2007 and 2008. The increase in cash provided by financing activities from Ch$1,214,799 million in 2007 to Ch$1,674,901 million in 2008 was primarily attributable to an increase in other long-term borrowings and, to a lesser extent, an increase in saving accounts and time deposits.

2006 and 2007. The decrease in cash provided by financing activities from Ch$1,788,415 million in 2006 to Ch$1,214,799 million in 2007 was primarily related to a decrease in saving accounts and time deposits as well as a decrease in short term borrowings.

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

	Year Ended December 31, 2007						Year Ended December 31, 2008
	Long-term		Short-term		Total		Long-term		Short-term		Total
	(In millions Of constant Ch$ as of December 31, 2008)
Borrowing from financial institution:
Central Bank Credit lines for renegotiation of loans	Ch$	559	Ch$	—	Ch$	559	Ch$	307	Ch$	—	Ch$	307
Borrowings from domestic financial institutions		—		80,529		80,529		—		2,598		2,598
Borrowings from foreign institutions		684,858		167,685		852,543		—		1,495,644		1,495,644
Debt Issued:
Bonds		841,580		—		841,580		994,583		—		994,583
Subordinated bonds		486,124		—		486,124		555,576		—		555,576
Mortgage finance bonds		432,696		—		432,696		350,429		—		350,429
Other financial obligations		5,304		63,348		68,652		45,707		48,001		93,708

Total other interest bearing liabilities	Ch$	2,451,121	Ch$	311,562	Ch$	2,762,683	Ch$	1,946,602	Ch$	1,546,243	Ch$	3,492,845

Central Bank borrowings

Central Bank borrowings include credit lines for the renegotiation of loans and other Central Bank borrowings. Credit lines were provided by the Central Bank for the renegotiation of mortgage loans due to the need to refinance debts as a result of the economic recession and crisis of the Chilean banking system from 1982 to 1985. The credit lines for the renegotiations of mortgage loans are linked to the UF index and carry an average real annual interest rate of 3.46 % as of December 31, 2008. The maturities of the outstanding amounts are as follows:

	As of December 31, 2008
	(in millions of constant Ch$ as of December 31, 2008)
Due within 1 year	Ch$	307
Due after 1 year but within 2 years		—
Due after 2 years but within 3 years		—
Due after 3 years but within 4 years		—
Due after 4 years but within 5 years		—
Due after 5 years		—

Total long-term (Credit lines for renegotiation of loans)		—
Total short-term (Other Central Bank borrowings)	Ch$	307

Total Central Bank borrowings	Ch$	307

Borrowings from domestic financial institutions

Borrowings from domestic financial institutions, which are used to fund our general activities, carried a weighted average annual real interest rate of 4.80% as of December 31, 2008 and had the following outstanding maturities as of December 31, 2008:

As of December 31, 2008
(in millions of constant Ch$ as of December 31, 2008)
Due within 1 year	Ch$	—
Due after 1 year but within 2 years		—
Due after 2 years but within 3 years		—
Due after 3 years but within 4 years		—
Due after 4 years but within 5 years		—
Due after 5 years		—

Total long-term		—
Total short-term	Ch$	2,598	(1)

Total borrowings from domestic financial institutions	Ch$	2,598

(1)	Includes borrowings with maturities that were originally greater than one year but which as of December 31, 2008 had remaining maturities of less than one year.

Borrowings from foreign financial institutions

We have short-term and long-term borrowings from foreign banks. The outstanding maturities of these borrowings as of December 31, 2008 were as follows:

As of December 31, 2008
(in millions of constant Ch$ as of December 31, 2008)
Due within 1 year	Ch$	—
Due after 1 year but within 2 years		—
Due after 2 years but within 3 years		—
Due after 3 years but within 4 years		—
Due after 4 years but within 5 years		—
Due after 5 years		—

Total long-term		—
Total short-term	Ch$	1,495,644

Total foreign borrowings	Ch$	1,495,644

Each of these loans is denominated in foreign currency and is principally used to fund our foreign trade loans and carry an average annual nominal interest rate of 2.76% as of December 31, 2008.

Bonds

Our bonds are linked to the UF Index and carry an average real annual interest rate of 3.50% as of December 31, 2008, with interest and principal payments due semi-annually. The bonds were originally intended to finance loans that had a maturity of greater than one year.

The maturities of outstanding bond amounts as of December 31, 2008 were as follows:

	As of December 31, 2008
	(in millions of constant Ch$ as of December 31, 2008)
Due within 1 year	Ch$	392,292
Due after 1 year but within 2 years		181,512
Due after 2 years but within 3 years		126,878
Due after 3 years but within 4 years		91,254
Due after 4 years but within 5 years		48,507
Due after 5 years		154,140

Total bonds	Ch$	994,583

Bonds are linked to the UF Index and carry an average real annual interest rate of 3.33% as of December 31, 2008, with interest and principal payments due semi-annually. The bonds were originally intended to finance loans that had a maturity of greater than one year.

In 2008, Banco de Chile issued ordinary bonds in UF divided into two series, “Y” and “X.” The Y series was issued for an amount of Ch$79,400 million (historic pesos) with a maturity of five years and a coupon rate of 3.3%. The X series was issued for an amount of Ch$77,810 million (historic pesos) with a maturity of six years and a coupon rate of 2.5%.

Subordinated bonds

Our currently outstanding subordinated bonds are linked to the UF index with interest and principal payments due semi-annually. The discount on the issuance of the currently outstanding subordinated bonds is amortized over the life of the bond. As of December 31, 2008, the effective real interest rate was 6.05% taking into consideration the discount on issuance.

The bonds are intended to finance loans having a maturity greater than one year. As of December 31, 2008 the outstanding maturities of the bonds, which are considered long-term, were as follows:

	As of December 31, 2008
	(in millions of constant Ch$ as of December 31, 2008)
Due within 1 year	Ch$	31,541
Due after 1 year but within 2 years		25,710
Due after 2 years but within 3 years		28,949
Due after 3 years but within 4 years		28,950
Due after 4 years but within 5 years		20,893
Due after 5 years		419,533

Total subordinated bonds	Ch$	555,576

During 2008, Banco de Chile issued subordinated bonds with a 25-year maturity term. The subordinated bonds were issued in UF and for an aggregate amount of Ch$53,916 million (historic pesos). These subordinated bonds accrue interest at an annual rate of 4.5%.

Subordinated bonds are considered in the calculation of “effective equity” for the purpose of determining our minimum capital requirements.

Mortgage finance bonds

Mortgage finance bonds are used to finance the granting of mortgage loans. The outstanding principal amounts of the bonds are amortized on a quarterly basis. The range of maturities of these bonds is between five and twenty years. The bonds are linked to the UF index and carry a weighted average annual interest rate of 4.21% as of December 31, 2008.

The maturities of outstanding mortgage finance bond amounts as of December 31, 2008 were as follows:

	As of December 31, 2008
	(in millions of constant Ch$ as of December 31, 2008)
Due within 1 year	Ch$	46,364
Due after 1 year but within 2 years		45,233
Due after 2 years but within 3 years		42,982
Due after 3 years but within 4 years		39,639
Due after 4 years but within 5 years		34,297
Due after 5 years		141,914

Total mortgage finance bonds	Ch$	350,429

Other financial obligations

	As of December 31,
	2007		2008
	(in millions of constant Ch$ as of December 31, 2008)
Other long-term obligations:
Obligations with Chilean government	Ch$	5,304	Ch$	45,707

Total other long-term obligations		5,304		45,707
Other short-term obligations		63,348		48,001

Total other obligations	Ch$	68,652	Ch$	93,708

As of December 31, 2008, other financial obligations had the following maturities:

	As of December 31, 2008
	(in millions of constant Ch$ as of December 31, 2008)
Due within 1 year	Ch$	1,476
Due after 1 year but within 2 years		2,211
Due after 2 years but within 3 years		10,857
Due after 3 years but within 4 years		2,051
Due after 4 years but within 5 years		1,896
Due after 5 years		27,216

Total long-term	Ch$	45,707
Total short-term	Ch$	48,001	(1)

Total other obligations	Ch$	93,708

(1)	Includes borrowings with maturities that were originally greater than one year but which as of December 31, 2008 had remaining maturities of less than one year.

Asset and Liability Management

Our asset and liability management policy is to maximize net interest revenue, return on assets and average equity in light of interest rate, liquidity and foreign exchange risks, within the limits of Chilean banking regulations and our internal risk management policies. Subject to these constraints, we may from time to time take mismatched positions as to interest rates or, in certain limited circumstances, foreign currencies when justified, in our view, by market conditions and prospects, and subject to our asset and liability management policies. Our board of directors determines our asset and liability policies. See “Item 11. Quantitative and Qualitative Disclosure About Market Risk.”

Funding

The following table sets forth our average daily balance of liabilities for the years ended December 31, 2006, 2007 and 2008, in each case together with the related average nominal interest rates paid thereon:

	Year Ended December 31,
	2006				2007				2008
	Average Balance		% of Total Liabilities	Average Nominal Rate	Average Balance		% of Total Liabilities	Average Nominal Rate	Average Balance		% of Total Liabilities	Average Nominal Rate
	(in millions of constant Ch$ as of December 31, 2008, except for percentages)
Current accounts and demand deposits	Ch$	2,366,370	19.9%	—	Ch$	2,475,365	19.4%	—	Ch$	2,730,033	17.6%	—
Savings accounts and time deposits		6,128,719	51.5	5.0%		6,692,644	52.5	7.0%		7,607,632	49.0	7.9%
Borrowings from financial institutions		896,743	7.5	1.3		927,746	7.3	1.0		1,424,552	9.2	0.3
Debt issued		1,445,736	12.1	6.9		1,614,333	12.7	11.4		1,731,808	11.2	13.0
Other financial obligations		53,446	0.4	9.7		67,390	0.6	11.2		95,202	0.6	25.2
Other interest bearing liabilities		318,064	2.7	4.3		340,891	2.7	5.9		462,127	3.0	6.2
Other non-interest bearing liabilities		695,044	5.9	—		618,130	4.8	—		1,461,313	9.4	—

Total liabilities	Ch$	11,904,122	100.0%		Ch$	12,736,499	100.0%		Ch$	15,512,667	100.0%

Our most important source of funding is our customer deposits, which consist primarily of peso-denominated, non-interest bearing current accounts and demand deposits and peso- and UF-denominated interest bearing time deposits and savings accounts. Current accounts and demand deposits represented 17.6% of our average total liabilities in 2008, and are our least expensive source of funding. Savings accounts and time deposit and debt issued represented 60.2% of our average liabilities in 2008 and 65.2% of our average liabilities in 2007, respectively.

A sound liquidity strategy ensures the necessary funding for attractive business opportunities and that we meet our financial obligations when they are due. To accomplish these goals, we take care of the trading liquidity held in our portfolios and the diversification of our funding sources.

In particular, our funding strategy aims to satisfy our customers’ needs and to enhance our product base offering while maintaining a prudent diversification of product, currency and maturity. We are focused on broadening the current core and diversified funding obtained through the retail banking business. In addition to this, we are continuously issuing either subordinated or mortgage bonds in order to match both the liquidity and the interest rate risk generated by the long-term mortgage loans. See “Item 4. Information on the Company—Business Overview—Principal Business Activities.”

Two limits are established to ensure the diversification of our funding sources. Both limits deal with large fund providers: (1) the funding obtained from an individual large fund provider may not exceed a certain percentage of the Bank’s current liabilities; and (2) the funding obtained by all large fund providers may not exceed a certain percentage of our current liabilities. The characteristics of large fund providers are established by the Superintendency of Banks.

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

We provide customers with off balance sheet credit support through loan commitments. Such commitments are agreements to lend to a customer at a future date, subject to compliance with the contractual terms. Since substantial portions of these commitments are expected to expire without our having to make any loans, total commitment amounts do not necessarily represent our actual future cash requirements. The amounts of these loan commitments were Ch$3,875,345 million (U.S.$7,816 million) and Ch$3,113,239 million (U.S.$4,949 million) as of December 31, 2007 and 2008, respectively. The amounts of subscribed leasing contracts were Ch$104,725 million (U.S.$211 million) and Ch$105,325 million (U.S.$167 million) as of December 31, 2007 and 2008, respectively.

Interest rate and cross-currency swaps, which are entered into in order to hedge the foreign investment portfolio, are recorded at their estimated fair market values. See Note 6 to our audited financial statements.

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

Financial Guarantees

The following is a summary of instruments that are considered financial guarantees in accordance with FASB Interpretation No.45:

	As of December 31, 2008
	(in millions of constant Ch$ as of December 31, 2008)
Performance bonds	Ch$	1,115,773
Foreign office guarantees and standby letters of credit		212,914

Total	Ch$	1,328,687

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

The expiration of guarantees per period is as follows:

	Due within 1 year		Due after 1 year but within 3 years		Due after 3 years but within 5 years		Due after 5 years		Total
	(in millions of constant Ch$ as of December 31, 2008)
Performance bonds	Ch$	645,159	Ch$	437,839	Ch$	30,326	Ch$	2,449	Ch$	1,115,773
Foreign office guarantees and standby letters of credit		110,110		102,607		—		197		212,914

Total	Ch$	755,269	Ch$	540,446	Ch$	30,326	Ch$	2,646	Ch$	1,328,687

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following tables set forth our contractual obligations and commercial commitments by time remaining to maturity. As of December 31, 2008, the scheduled maturities of our contractual obligations, including accrued interest, were as follows:

	Due within 1 year		Due after 1 year but within 3 years		Due after 3 years but within 5 years		Due after 5 years		Total
	(in millions of constant Ch$ as of December 31, 2008)
Contractual Obligations
Current accounts and other demand deposits	Ch$	3,007,261	Ch$	—	Ch$	—	Ch$	—	Ch$	3,007,261
Savings accounts and time deposits (1)		7,739,224		576,095		—		—		8,315,319
Bonds issued		438,656		396,605		213,697		296,053		1,345,011
Borrowings from financial institutions		1,498,549		—		—		—		1,498,549
Other obligations		49,477		13,068		3,947		27,216		93,708
Lease contracts		15,195		22,393		14,751		26,343		78,682
Services contracts		118,983		176,822		165,311		389,954		851,070
Investments sold under agreements to repurchase		420,658		—		—		—		420,658

Total	Ch$	13,288,003	Ch$	1,184,983	Ch$	397,706	Ch$	739,566	Ch$	15,610,258

(1)	Excludes term savings accounts by Ch$157,271 million.

As of December 31, 2008, the scheduled maturities of other commercial commitments, including accrued interest, were as follows:

	Due within 1 year		Due after 1 year but within 3 years		Due after 3 years but within 5 years		Due after 5 years		Total
	(in millions of constant Ch$ as of December 31, 2008)
Commercial Commitments
Letters of Credit	Ch$	139,128	Ch$	10,965	Ch$	—	Ch$	—	Ch$	150,093
Guarantees		755,269		540,446		30,326		2,646		1,328,687

Total other commercial commitments	Ch$	894,397	Ch$	551,411	Ch$	30,326	Ch$	2,646	Ch$	1,478,780

Item 6.	Directors, Senior Management and Employees

DIRECTORS AND SENIOR MANAGEMENT

Directors

Our administration is conducted by our Board of Directors, which, in accordance with our estatutos, or bylaws, consists of eleven Directors and two Alternate Directors. The entire Board of Directors is elected every three years. Our current Board of Directors was elected in March 2008 and its term expires in March 2011. Our Alternate Directors were appointed in March 2008. The current Chairman of the Board, Pablo Granifo, was elected in 2007.

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

Our current Directors are as follows:

Director	Position	Age
Pablo Granifo L.	Chairman	50
Andronico Luksic C.	Vice Chairman	55
Jorge Awad M.	Director	63
Jacob Ergas E.	Director	74
Fernando Quiroz R	Director	53
Guillermo Luksic C.	Director	52
Raul Anaya E	Director	54
Gonzalo Menendez D.	Director	60
Juan Andres Fontaine T.	Director	55
Francisco Perez M.	Director	51
Jaime Estevez V.	Director	62
Rodrigo Manubens M	Alternate Director	50
Thomas Fürst F	Alternate Director	78

Pablo Granifo L. was elected as the Chairman of our Board of Directors in 2007. He was our Chief Executive Officer from 2001 to 2007. He was the Chief Executive Officer of Banco de A. Edwards from 2000 to 2001, a Commercial Manager at Banco Santiago from 1995 to 1999, and a Corporate Manager at Banco Santiago from 1999 to 2000. Mr. Granifo is Chairman of the Board of Directors of Banchile Asesoría Financiera S.A., Socofin S.A., Banchile Securitizadora S.A., Banchile Factoring S.A., and Banchile Administradora General de Fondos S.A., and Chairman of the Executive Committee of Banchile Corredores de Seguros Limitada. He holds a degree in Business from the Pontificia Universidad Católica de Chile.

Andrónico Luksic C. was reelected as Director and Vice Chairman of our Board of Directors in 2008, a position he has held every year since 2002. Mr. Luksic is Vice Chairman of Quiñenco S.A. and a member of the Board of Directors at Compañia Cervecerias Unidas S.A., Manufacturas de Cobre Madeco S.A., Industria Nacional de Alimentos S.A., Sociedad de Fomento Fabril (SOFOFA) and Bolsa de Comercio de Santiago. He also serves on the Chairman’s Advisory Council at the Council of the Americas, the Advisory Board to the Panama Canal Authority, the Asia-Pacific Economic Cooperation Business Advisory Council, and is a Triennium Participant in the Trilateral Commission and the International Business Leaders’ Advisory Council of Mayor Han Zheng of the Municipal Government of Shanghai. He is a member of the Board of Trustees at Babson College, the Advisory Committee to the David Rockefeller Center for Latin American Studies at Harvard University, and the Global Advisory Board of Harvard Business School. He was Chairman of the Board of Directors of Banco O’Higgins and subsequently Chairman of the Board of Directors of Banco Santiago until May 1999. Mr. Luksic was Director and Chairman of the Board of Directors of Banco de A. Edwards from September 1999 to December 2001. Mr. Andrónico and Mr. Guillermo Luksic are brothers.

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

Jacob Ergas E. has been a member of our Board of Directors since 2002. Mr. Ergas is also Director of Banchile Administradora General de Fondos S.A. He is Chairman of the Board of Directors of J. Ergas Inversiones y Rentas Limitada, Ever I BAE S.A., Ever II HNS S.A., Inmobiliaria Paidahue S.A., and INERSA S.A. He was Chairman of the Board of Directors of Banedwards S.A., Administradora de Fondos Mutuos, Banedwards S.A. Fondos de Inversion and Banedwards Corredora de Seguros Limitada. He was Director of Promarket S.A., Banedwards Compañia de Seguros de Vida S.A. and Banedwards Asesoría Financiera S.A. He was Director and Vice Chairman of Banco de A. Edwards from 1986 to 2001 and also Director of the Chilean Association of Banks and Financial Institutions. Presently, he is a member of the Board of Directors of Banchile Administradora General de Fondos S.A.

Fernando Quiroz is the ICG Head (Institutional Clients Group) for Citi in Latin America, Chairman of Acciones y Valores Banamex (Accival), and the CEO for ICG Banamex. He is a member of Citi’s Senior Leadership Committee and Citi’s ICG Management Committee. Prior to his current position, Mr. Quiroz was the Head of Strategy and Corporate Development of Banamex and Citi Latin America. He began his career at Banamex in 1979, holding various positions. He also served as Head Economist of Banamex.

Guillermo Luksic C. has been a member of our Board of Directors since 2001 and was previously the Vice Chairman of our Board of Directors from March 2001 to March 2002. Mr. Luksic is Chairman of the Board of Directors of Quiñenco S.A., Compañia Cervecerias Unidas S.A., Viña San Pedro Tarapacá S.A., CNT Telefonica del Sur S.A. and Madeco S.A. Since 2005, he has served as a member of the Board of Directors of Antofagasta PLC. Mr. Luksic is an active member of the Center of Public Studies and a member of the Board of Directors of Universidad Finis Terrae. Mr. Luksic is the brother of Mr. Andronico Luksic.

Raúl Anaya E. is Cluster Head for all Citigroup’s businesses in Central America and the Caribbean. He is responsible for all business within this region. Mr. Anaya was named to this position in July 2008. He previously served as Chief Executive Officer of Latin America, Citigroup Global Consumer Group since December 2005. Before that, he served as Retail Head for Latin America since February 2005. From August 2003 to January 2005, Mr. Anaya was Executive Director in Charge of Consumer Assets at Banamex in Mexico, responsible for Mortgages, Personal Loans and Auto Financing. Prior to this position, Mr. Anaya was the Divisional Director in Charge of the Center Metropolitan Retail Banking Division in Banamex. From May 1999 to January 2002, Mr. Anaya was Chairman and CEO of Banco Bansud S.A. (formerly a wholly owned subsidiary of Banamex) in Argentina. Mr. Anaya joined Citibank at the Banamex New York Agency in October 1987 and subsequently became General Manager of Banamex Los Angeles Agency, Executive VP of the Corporate and International Banking Division at California Commerce Bank, General Manager of Banamex Houston Agency and General Manager of Banamex New York Agency with responsibility for the U.S. and Canada offices. Mr. Anaya was a member of the Board of Directors of California Commerce Bank from 1996 to 2001.

Gonzalo Menendez D. has been a member of our Board of Directors since 2001. He is also the Chairman of the Board of Directors of Inversiones Vita S.A. and Banchile Corredores de Bolsa S.A., and a member of the Boards of Directors of several other companies, including Banchile Asesoría Financiera S.A., Banchile Seguros de Vida S.A., Compañia Nacional de Telefonos, Telefonica del Sur S.A., Minera El Tesoro, Compañia de Telefonos de Coyhaique S.A., Quiñenco S.A., Antofagasta PLC, Minera Michilla S.A., Mining

Group Antofagasta Minerals S.A., Antofagasta Railway, Minera Los Pelambres, Aguas de Antofagasta S.A., Andsberg Investment Ltd. and Andsberg Limited. He is also Vice Chairman of Fundacion Andronico Luksic A. and Fundación Pascual Baburizza. Previously, Mr. Menendez served as Chief Executive Officer of Antofagasta Railway, Banco O’Higgins and Empresas Lucchetti. Since 1990, he has been a Director and is now the Chairman of the Board of Directors of the Latin American Export Bank. Mr. Menendez was a member of the Board of Directors and the Executive Committee of Banco Santiago and a member of the Board of Directors of Banco de A. Edwards. Mr. Menendez was a Professor of Finance and Chilean Economic and Business Policy at the Universidad de Chile. He holds a degree in Business Administration and Accounting from the Universidad de Chile

Juan Andrés Fontaine holds degrees in Economics from Pontificia Universidad Católica de Chile and the University of Chicago (MA). He has been a Research Director at the Central Bank of Chile, a Professor at some of the major universities in Chile, a visiting Professor at UCLA, an author of several publications and an international consultant. Currently, he is Partner and Chief Executive of Fontaine & Paúl Consultores, a firm that specializes in economic and financial consultancy in Chile and abroad. He is Chairman of the Board of Bolsa Electrónica de Chile, and a Board member of Quiñenco S.A., Socovesa S.A, and Transelec S.A. He is also an Associate Professor at Pontificia Universidad Católica de Chile.

Francisco Perez M. has been a member of our Board of Directors since 2001. Since 1998, Mr. Perez has been the Chief Executive Officer of Quiñenco S.A. He was formerly the Chief Executive Officer of Compañia Cervecerias Unidas S.A., of which he is still a Director. He is also a member of the Board of Directors of Banchile Corredores de Bolsa S.A. Prior to 1991, Mr. Perez was Chief Executive Officer of Citicorp-Chile and also was Vice President of Bankers Trust in Chile. Mr. Perez holds a degree in Business Administration from the Pontificia Universidad Católica de Chile and a Master’s Degree in Business Administration from the University of Chicago.

Jaime Estevez V. has been a member of our Board of Directors since 2007. Presently, he is also a member of the Board of Directors of Endesa Chile. Previously, Mr. Estevez served as the Chairman of Banco Estado, a state bank. Additionally, he has served as a Director on the boards of AFP Provida and AFP Proteccion, two Chilean private funds. Mr. Estevez served as Minister of Public Works and Minister of Transport and Telecommunications and was a Congressman and President of the Lower Chamber of Congress. Mr. Estevez holds a degree in Economics from the Universidad de Chile.

Rodrigo Manubens M. has been a member of our Board of Directors since 2001. Mr. Manubens was a member of the Board of Directors of Banco de A. Edwards from 1999 until 2001. From 1985 to 1999, Mr. Manubens was a member of the Board of Directors of Banco O’Higgins and continued in that role when it merged into Banco Santiago. From 1995 to 1999 he was Chairman of Banco Tornquist in Argentina and a member of the Board of Directors of Banco Sur in Peru and Banco Asuncion in Paraguay. Mr. Manubens also served as a Director and Chairman of Endesa Chile S.A. He is Chairman of Banchile Compañia de Seguros de Vida S.A., and the Director of the Center for International Management at the Adolfo Ibañez Graduate School of Business. Mr. Manubens holds a degree in Business from Universidad Adolfo Ibañez and a Master of Science from the London School of Economics and Political Science.

Thomas G. Fürst has been a shareholder and member of our Board of Directors since 2004. He is also a member of the Board of Directors of Banchile Administradora General de Fondos S.A. Previously, Mr. Fürst was Vice Chairman of the Board of Directors at Compañia Cervecerias Unidas S.A. and a member of the Board of Directors of several other companies, including Embotelladoras Chilenas Unidas S.A., Viña Dassault-San Pedro S.A, Southern Breweries Establishment, CCU Argentina S.A. and Compañia Industrial Cerveceria S.A. (CICSA). Mr. Fürst was a Founder and member of the Board of Directors of Parque Arauco. In addition, he is a Partner and member of the Board of Directors of Plaza S.A. and Nuevos Desarrollos S.A., the owners of eleven shopping centers around Chile and two in Peru. Mr. Fürst studied Civil Construction at Pontificia Universidad Católica de Chile.

Senior Management

Our current Executive Officers are as follows:

Executive Officers	Position	Age
Fernando Cañas B.	Chief Executive Officer	59
Pedro Samhan. E.	Chief Financial Officer	58
Nelson Rojas P.	General Legal Counsel	55
Julio Guzman H.	Manager — Corporate Banking Division	55
Mauricio Baeza L.	Manager — Corporate Credit Risk Division	46
Alejandro Herrera A.	Manager — Individual Banking and Companies Division	52
Patricio Melo G.	Manager — Operations and Technology Division	49
Jennie E. Coleman A.	Manager — Human Resources Division	55
Arturo Tagle Q.	Manager — Strategic Development Division	50
Gonzalo Rios D.	Manager — Marketing Division	40
Eduardo Ebensperger O.	Manager — Wholesale, Large Corporations and Real Estate Division	43
Juan Cooper A.	Manager — Consumer Division	48
Felipe Echaiz B.	Manager — Global Compliance Division	42
Andres Bucher. C.	Manager — Investment Banking & Capital Markets Division	45
Juan C. Cavallini	Manager — Investment Banking & Capital Markets Division	49
Mario Farren R.	Manager — Treasury Division	48
Julio Ramirez G.	Manager — Individual Credit Risk Division	42
Oscar Mehech C.	Manager — Risk Control Division	44

Fernando Cañas B. was appointed our Chief Executive Officer in 2007. He was the Chairman of our Board of Directors from 2005 to 2007. Mr. Cañas began his financial services career at Banco Santiago in 1977, and participated in its development and management until 1983. Mr. Cañas returned to Banco Santiago in1997 as Vice Chairman of its Board of Directors and became Chief Executive Officer in 1998. Mr. Cañas was Chief Executive Officer at Banco O’Higgins until its merger with Banco Santiago. He served as Chairman of the Board of Directors at Banco Tornquist in Argentina, and as a Director on the Board of Directors of Banco del Sur in Peru. In 2001, Mr. Cañas became Chairman of the Board of Directors of MasterCard International for Latin America and the Caribbean. In 2002, he was Chief Executive Officer of Banco Santander Chile, and in 2003, he became the General Director and Head of Payment Methods for Latin America Banco Santander Central Hispano, based in Spain. Currently, Mr. Cañas is a member of the Board of Directors of Banchile Factoring S.A., Banchile Asesoría Financiera S.A., Banchile Securitizadora S.A., Socofin S.A. and of the Executive Committee of Banchile Corredores Seguros Limitada. Mr. Cañas has a degree in Business Administration from the Universidad de Chile.

Pedro Samhan E . was appointed our Chief Financial Officer on January 1, 2008. On August 21, 2008, he was appointed Director of Banchile Trade Services Limited. Prior to his appointment as Chief Financial Officer, Mr. Samhan was the Chief Financial Officer of Citigroup Chile for several years. He served as a Board member of Cruz Blanca Seguros de Vida (1994 – 1997), AFP Habitat (1996 – 2006) and Compañía Minera Las Luces (1994 – 1996). Mr. Samhan was Chief Financial Officer of Citicorp for Caribbean and Central America (1990 – 1993) and Investment Banking Head of Citicorp Chile (1988 – 1990). Mr. Samhan holds a degree in Civil Industrial Engineering from the Universidad de Chile.

Nelson Rojas P. has been our General Counsel and Secretary of our Board of Directors since 2004. In 2002, he joined us as Deputy General Counsel. Mr. Rojas joined Banco de A. Edwards in 1987 and was the General Legal Counsel and Secretary of the Board of Directors of Banco de A. Edwards from 1997 until 2002. He is also Vice President of the Legal Affairs Committee of the Chilean Bank Association. Mr. Rojas holds a degree in Law from the Universidad de Chile.

Julio Guzman H. has managed our Corporate Division since 2002. He joined Banco de A. Edwards in 1992 and was appointed Finance and International Division Manager. From September 2001 to December 2001, he served as General Manager. Mr. Guzman is a member of the Board of Banchile Securitizadora S.A. He holds a degree in Business Administration from the Pontificia Universidad Católica de Chile.

Mauricio Baeza L. has been the Manager of the Credit Risk Division since December 2005. Mr. Baeza joined us in 1997 and was Manager of the Risk Division in Banco de A. Edwards during 2001. He was Risk Manager at Banco Santiago from 1993 to 1997 and a member of the Board of Directors of Santiago Administradora de Fondos de Inversion. He is Secretary to the Director’s Loan Committee, SOCOFIN SA Committee Advisor, Finance, International and Financial Risk Committee Advisor, and participates in the Portfolio Risk Committee. Mr. Baeza is also a member of the Investment Committee of Banchile Fondo Inmobiliario. Mr. Baeza holds a degree in Civil Engineering from the Pontificia Universidad Católica de Chile.

Alejandro Herrera A. has been the Manager of the Individual Banking and Branches Division since 2002. Since 2006, he has also been the Manager of Middle Market Banking. He served as Manager of the Individual Banking and Branches Division at Banco de A. Edwards from 2000 to 2001 and at Banco Sudamericano from 1996 to 1999. He also served as the Chief Executive Officer of Administradora de Fondos Mutuos Santiago S.A. from 1994 to 1995 and as Branch Manager at Banco Santiago for the Santiago region. Mr. Herrera is a member of the Board of Directors of Banchile Administradora General de Fondos S.A. and Socofin S.A. and a member of the Executive Committee of Banchile Corredores de Seguros Limitada. He holds a degree in Business from the Pontificia Universidad Católica de Valparaiso.

Patricio Melo was appointed Operations & Technology Division Manager at Banco Chile on July 1, 2008. He was CEO for Altec Brasil SA. from 2006 until June 2008, being the main person responsible for technological management of Banco Santander in Brazil. He was CEO for Altec Chile from 2001 until 2005. From 1992 until 2000 he joined Banco Santander in Chile and Perú as an Operations & Technology Manager. He has also been a member of various Boards of Directors such as that of Redbanc S.A., ALTEC México and ALTEC Chile. Mr. Melo majored in Electronic Engineering at Universidad Federico Santa María.

Jennie E. Coleman A. joined us as Manager of the Human Resources Division in March 2003. Previously, she was the Manager of the Human Resources Division, Manager of Organizational Development, and Training Chief Executive at Banco Santiago, where she worked for more than 23 years. Mrs. Coleman holds a degree in Public Administration from the Universidad de Chile.

Arturo Tagle Q. has been the Manager of the Strategic Development Division since 2008. From 2002 to 2007 Mr. Tagle was CFO of the Bank and from 1998 to 2001 he was Head of Internal Audit and Control. Mr. Tagle joined us in 1995. Previously he was General Manager of the Chilean Bankers Association (1990—1994) and Director of Research at the Chilean Superintendency of Banks (1984—1989). Mr. Tagle is the general manager of Sociedad Matriz del Banco de Chile S.A. and SAOS. He holds a degree in Business Administration from the Pontificia Universidad Católica de Chile and a Master’s Degree in Business Administration from the University of Chicago.

Gonzalo Rios D. has been the Manager of the Marketing Division since November 2005. He was the Marketing Manager of Falabella’s Financial Retail Division from 2002 to 2005 and Manager of Non-Store Retail Operations of Falabella Argentina from 2000 to 2002. He was a Business Consultant at McKinsey & Company from 1997 to 2000 and previously worked for IBM Argentina as a Sales Manager. Mr. Rios is a member of the Executive Committee of Banchile Corredores de Seguros Limitada. He holds a degree in Electrical Engineering from Instituto Tecnologico de Buenos Aires and an MBA from the Massachusetts Institute of Technology.

Oscar Mehech C. was appointed head of our Risk Control Division in July 2008, after being Head of our Regulatory Policies Division since January 2008, and formerly our Global Compliance Head until December 2007. Mr. Mehech joined us in 2002 as a result of the merger with Banco de A. Edwards and since 2004 held the position of Deputy General Counsel of the Bank and Secretary of the Board of Banchile Asesoría Financiera S.A. Previously, he was the Deputy General Counsel of Banco de A. Edwards, which he joined in 1991. Mr. Mehech holds a law degree from Universidad de Chile.

Eduardo Ebensperger O. has been the Manager of the Wholesale, Large Companies and Real Estate Division since June 2005, and was previously the Chief Executive Officer of Banchile Factoring S.A. from 2002 to 2005. He joined Banco de A. Edwards in 1989. Mr. Ebensperger was Manager of the Medium Size Companies division and Manager of the regional branches of Banco de A. Edwards from 1997 to 2001. Presently, Mr. Ebensperger is the Chairman of the Board of Directors of Artikos S.A. He is also currently a member of the Board of Directors of Banchile Asesoría Financiera S.A., Banchile Factoring S.A. and Banchile Securitizadora S.A.Mr. Ebensperger holds a degree in Business from the Universidad de Chile.

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

Felipe Echaiz B. has been the Global Compliance Division Manager since January 2008. He joined us this year as a result of the merger with Citibank Chile. Mr. Echaiz worked at Citibank for ten years and was Citigroup’s Country Compliance Officer from 2006 to 2007. In 2003, he was the Deputy Director to the Anti-Money Laundering and Organized Crime Unit (Public Prosecutor’s Office). Mr. Echaiz is a member of the Executive Committee for Anti-Money Laundering of the Chilean Banks Association and holds a degree in Law from the Pontificia Universidad Católica de Chile, and a Master’s Degree in Finance and Economics from the Universidad de Chile.

Andres Bucher C. has 19 years of experience in investment banking and capital markets. He was Managing Director and Co-Head of Investment Banking and Capital Markets for Citibank Chile and currently is the Co-Head of Investment Banking & Capital Markets for Banco de Chile. Mr. Bucher has led and participated directly in a significant number of M&A and capital markets transactions with a number of local and international clients in a wide range of industries. Mr. Bucher holds an Industrial Engineering degree from the Universidad Católica de Chile and a Master’s Degree in Business Administration from the Wharton School, University of Pennsylvania.

Juan Carlos Cavallini has over 20 years of experience in investment banking, capital markets and corporate banking. He was Managing Director and Head of the Corporate Bank for Citibank Chile and currently is the Co-Head of Investment Banking & Capital Markets for Banco de Chile. Mr. Cavallini joined Citibank in 1986. From 1993 to 1996, he was based in New York in Citi’s International Corporate Finance Division. Mr. Cavallini also was Co-Head of the Investment Bank and Capital Markets Division in Citi and was appointed a Senior Securities Officer in 2003 and a Senior Credit Officer in 2005. Mr. Cavallini holds an Industrial Engineering degree from the Universidad Católica de Chile.

Mario Farren R. has been the Corporate and Investment Bank Head of Banco de Chile since September 1, 2008. Between January and September 2008 he was Head of the Treasury Division. Prior to serving in this position, Mr. Farren was the Country Treasurer for Citi Chile. In addition, Mr. Farren has held other positions in Citi Latin America and Citi New York, such as Country Treasurer and Investment Bank Head in Citi Uruguay, Treasury Products Sales Head in New York and Country Treasurer in Citi Colombia. He joined Citibank Chile in 1991 where he served as Derivative Head and General Manager of Citigroup Chile S.A. Corredores de Bolsa, among other positions. He holds a business degree from Universidad de Chile and a Master of Business Administration degree from the University of Chicago, Illinois.

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

COMPENSATION

The table below presents the amount of compensation, as established by our shareholders, to the members of our Board of Directors for the year ended December 31, 2008. These amounts include remuneration for services, fees for attendance at Board meetings, committee meetings and subsidiary Board meetings and consulting and travel expenses.

Name of Director	Remuneration		Fees for attendance at board meetings		Fees for attendance at committee meetings and subsidiary board meetings		Consulting		Total
	(in millions of constant Ch$ as of December 31, 2008)
Pablo Granifo Lavín	Ch$	363	Ch$	51	Ch$	332	Ch$	—	Ch$	746
Andrónico Luksic Craig		147		9		—		—		156
Jorge Awad Mehech		49		25		74		—		148
Hernán Büchi Buc		12		4		14		10		40
Jacob Ergas Ergas		49		19		47		—		115
Jaime Estévez Valencia		49		26		76		—		151
Guillermo Luksic Craig		49		13		—		—		62
Rodrigo Manubens Moltedo		49		25		66		—		140
Gonzalo Menéndez Duque		49		23		121		—		193
Francisco Pérez Mackenna		49		23		62		—		134
Thomas Fürst Freiwirth		49		21		56		—		126
Jorge Ergas Heymann		1		2		2		—		5
Juan Andres Fontaine Talavera		38		20		46		—		104
Fernando Quiroz Robles		—		—		—		—		—
Raul Anaya Elizalde		—		—		—		—		—
Other subsidiary directors		—		—		123		—		123

Total	Ch$	953	Ch$	261	Ch$	1019	Ch$	10	Ch$	2,243

Consistent with Chilean law, we do not disclose to our shareholders, or otherwise make public, information regarding the compensation of our senior management. For the year ended December 31, 2008, the aggregate amount of compensation paid to our senior management, including the senior management of our subsidiaries, was Ch$7,022 million. Pursuant to the Chilean Corporations Law, our Directors/Audit Committee must approve compensation plans, but we are not required to have a compensation committee. For the year ended December 31, 2008, no amounts were set aside or accrued by us to provide pension, retirement or similar benefits for our directors and officers.

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

Chilean law contains additional provisions restricting transactions with affiliates not involving directors or executive officers. The Chilean Corporations Law requires that our transactions with related parties be on market terms. We are required to compare the terms of any such transaction to those prevailing in the market at the date the transaction is to be entered into. Directors of companies that violate this provision are liable for losses resulting from such violation. As disclosed in Note 22 to our audited consolidated financial statements, we incurred an aggregate of Ch$26,044 million in expenses and Ch$650 million in income from transactions other than loans with related parties in 2008.

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

We held an aggregate of Ch$318,422 million in loans to, including Ch$108,345 million in collateral pledged by, related parties as of December 31, 2008. See Note 22 to our audited consolidated financial statements for details concerning these transactions.

BOARD PRACTICES

Governance Practices

The Board of Directors delegates certain functions and activities to our committees to research, evaluate and report to the Board of Directors regarding specific matters which may affect our businesses.

The Directors/Audit Committee

Prior to March 24, 2005, the Directors Committee and Audit Committee were separate committees performing independent functions for the Board of Directors. On March 24, 2005, the Board of Directors resolved to merge the Directors Committee with the Audit Committee, forming the Directors/Audit Committee. The Committee’s objectives are to seek the efficiency, maintenance, application and functioning of our internal control systems and compliance with the applicable rules and procedures governing our business; to identify our business risks; to supervise the functions of both the risk control division and the global compliance division, ensuring their independence from management; to serve as the link and coordinator of tasks between the internal audit work and the independent auditors; and to act as a link with our Board of Directors.

Our Directors/Audit Committee is composed of three members appointed by the Board of Directors. The Directors/Audit Committee is currently composed of the following individuals:

•	Jorge Awad M. (chair and financial expert);

•	Jaime Estevez V.; and

•	Fernando Quiroz R.

Mr. Awad was appointed as a member of the Directors/Audit Committee by the Board of Directors at the Board meeting held on April 12, 2007. Mr. Estevez was appointed to the Directors/Audit Committee at the meeting of the Board of Directors held on April 12, 2007. Mr. Quiroz was appointed to the Directors/Audit Committee at the meeting of the Board of Directors held on January 24, 2008.

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

The Directors/Audit Committee usually meets monthly and at least eight times a year. The budget of the Directors/Audit Committee is approved annually at the ordinary shareholders’ meeting. The Directors/Audit Committee satisfies the applicable requirements of the Chilean Superintendency of Banks and operates pursuant to a charter document. The Chilean Superintendency of Banks recommends that at least one of the members of the Committee be experienced with respect to the accounting procedures and financial aspects of banking operations. The Committee submits a report regarding its activities to our Board of Directors after each Directors/Audit Committee meeting and presents an annual report at our annual shareholder’s meeting. As established in the Committee’s bylaws, the Chief Executive Officer, the General Legal Counsel and the Controller, or their respective deputies, shall also attend meetings. The Committee may also invite other persons to attend meetings.

The Committee may appoint independent personnel to carry out specific duties. The Committee’s objectives include:

•	Seeking efficiency, maintenance, application and functioning of the internal control systems, and compliance with rules and procedures;

•	Supervising compliance with the rules and procedures governing the banking business and identifying the business risks of the Bank and its subsidiaries;

•	Supervising the functions of the Corporate Credit Risk and Market Risk Division and Individual Credit Risk Division, ensuring their independence from the management;

•	Supervising the functions of the Compliance Division;

•	Serving as a link and coordinator of tasks between the internal audit work and the external auditors, and acting as a link between these and the Bank’s board;

•	Examining the fees budget for the external auditors and for the credit-rating agencies;

•	Analyzing the reports, content, procedures and scope of the revisions by the external auditors and credit-rating agencies;

•	Analyzing and generating information on the annual internal audit program and the results of internal audits and revisions;

•	Analyzing the interim and annual financial statements;

•	Analyzing the Bank’s financial statements included in Form 20-F, for presentation to the Securities and Exchange Commission (SEC);

•	Gathering information on accounting changes occurring during the year and their effects;

•	Reviewing of special cases affecting the internal control systems;

•	Analyzing the remuneration systems and compensation plans for managers and senior executives;

•	Analyzing the annual performance self-evaluation process carried out by the Bank;

•	Analyzing related party transactions, i.e. those referred to in clauses 44 and 89 of Chilean Corporations Law;

•	Analyzing policies relating to operational risk and progress in the risk-management process and SOX self-evaluation, in the context of Basel II;

•	Analyzing and informing on matters related to the Compliance Division, principally regarding the revision of policies for detecting and sanctioning money-laundering transactions; and

•	Reviewing customer reports made through the SBIF.

Portfolio Committee

The main function of the Portfolio Committee is to inform the Board of Directors of changes in the composition and risk of our loan portfolio from both a global perspective and from a sector point of view, and also segmented by lines of business. The Committee closely reviews the performance of our principal debtors, overdue loan ratios, past-due loan indicators, write-offs and allowances for loan losses.

The Loan Portfolio Committee prepares proposals for discussion with, and approval by, the Board of Directors with respect to credit policies, portfolio evaluation methods and the calculation of allowances for expected loan losses. The Committee also performs analysis of the adequacy of allowances, authorizes extraordinary loan write-offs once recovery attempts have been exhausted and controls the disposal of assets acquired in lieu of payment.

This Committee meets on a monthly basis and is comprised of two directors in addition to our Chief Executive Officer, the Companies Credit Risk Manager, the Individual Credit Risk Manager and the Risks and Restructuring Control Manager.

Credit Committee of Directors

The Credit Committee of Directors provides the highest level of approval of credit proposals presented by our credit risk segment and commercial officers. The Committee evaluates proposals with respect to loans that would expose us to credit risks in excess of UF 750,000. It also evaluates proposals based upon certain qualitative aspects irrespective of approval amounts, such as the approval of customers whose eventual collections might adversely affect our corporate image or the approval of transactions with related parties. The Committee meets on a weekly basis and is comprised of the entire Board of Directors.

Finance, International and Market Risk Committee

The Finance, International and Market Risk Committee provides a forum for members to discuss and analyze the implementation of financial management policies. The Committee meets monthly and is comprised of four directors, our Chief Executive Officer, Corporate Credit Risk and Market Risk Division Manager, the Manager of Corporate and Investments Division, the Chief Financial Officer, and the Market Risk Area Manager. Committee members conduct analyses and make presentations to the Committee regarding certain matters, including:

•

The evolution and current status of the Bank’s financial positions and market risks – of price and liquidity – including both those that have been generated in the past and those currently being generated;

•	Knowledge of the current status of market risk, which permits forecasting potential future losses;

•	Validation of the estimation of results of the Bank’s financial position;

•	Analysis of the liabilities of the international financial exposure and major credit exposures generated by derivative transactions; and

•	The design of policies and procedures regarding the financial position limits and warning settings, as well as their control and reporting.

Asset Laundering Prevention Committee

The Asset Laundering and Financing of Terrorism Prevention Committee was set up in April 2006 with the purpose of defining the policies and procedures that would comprise the Asset Laundering and Financing of Terrorism Prevention System, as well as evaluating compliance and deciding on all matters related to these subjects.

This Committee includes the Chairman of the Board, the Chief Executive Officer, the General Legal Counsel, the Operations and Technology Division Manager and the General Manager of Banchile Administradora General de Fondos. The Corporate Credit Risk and Market Risk Division Manager, the Compliance Division Manager and the Prevention of Asset Laundering Area Manager also serve as members of the Committee with the right to speak.

The Committee meets monthly and is charged to pursue with pursuing the following functions:

•	To approve the policies and procedures concerning knowledge of the Corporation’s customers and their activities, and the acceptance and monitoring of their accounts, products and operations;

•	To approve policies and procedures concerning unusual transaction detection systems; formal channels of information to senior levels; and monitoring, analysis and reporting mechanisms;

•	To approve policies and procedures concerning methods to improve vigilance and improve relations with correspondent banks;

•	To approve policies and procedures concerning staff selection, training programs and codes of conduct;

•	To revise and analyze the results of the revisions made to verify compliance with current policies and procedures;

•	To consider the transactions analyzed and decisions made by the Transactions Analysis Committee;

•	To consider and approve specific training plans proposed by the Global Compliance Division; and

•	To inform the Board of regulatory changes related to the prevention of asset laundering and financing of terrorism.

Disclosure Committee

In May 2003, we established the Disclosure Committee to check the accuracy and depth of the financial information given to the market. The members of the Disclosure Committee include the Chief Accountant, the Senior Lawyer for International Matters, the Controller’s Division Manager, the Financial Officer, the Research and Planning Area Manager, and the Investors Relations Manager. The members of the Disclosure Committee are involved in reviewing quarterly reports and in general all the financial information disclosed by the Bank prior to its disclosure.

Ethics Committee

The Ethics Committee was formed in 2005 to define, promote and regulate behavior of professional and personal excellence by all the staff of Banco de Chile, coherent with the company’s philosophy and values, in order to meet the expectations of trust granted by our customers.

To meet these objectives and promote a culture of ethical behavior, the Committee arranges activities regarding regulation, training and communications. The Committee sets policies on ethics and ensures their compliance, develops training plans related to ethics in our business, and reinforces positive behavior among our staff. The Committee also acts as a forum for resolving the various situations where there is a conflict between certain types of conduct and the values promoted by the Bank. This Committee is chaired by the Manager of the Human Resources Division and includes the General Legal Counsel and the Managers of the Controller’s, Compliance, Individuals, Middle Market Companies, Operations and Technology, and Corporate Divisions.

Citigroup and Banco de Chile Cooperation Agreements Committees

In order to control and review the evolution of the joint initiatives resulting from our strategic association between Banco de Chile and Citigroup, four committees have been set up to ensure the operation of the Direction Committee referred to in the Cooperation Agreement between both parties. These four committees are comprised of the Chairman of the Bank, the Chief Executive Officer and the two members of the Board representing Citigroup. Also taking part in these meetings are Division Managers related to each business and the Managers of the areas directly responsible for the respective business.

Global Transaction Services Committee (GTS)

The Global Transaction Services Committee was set up with the purpose of monitoring the overall performance of the banking transactions according to the Global Connectivity and Cooperation Agreements and in particular, the functioning of the local and international cash management, custody for foreign investors, and foreign trade services.

International Personal Banking and Private Banking Committee (IPB)

The main goal of the International Personal Banking and Private Banking Committee is to monitor the functioning of the Global Connectivity and Cooperation Agreements in relation to the services provided by Banco de Chile to Citibank with respect to its financial products and services offered abroad to residents of Chile.

Investment Banking Committee

The objective of the Investment Banking Committee is to favor the development of cross border merger and acquisition transactions, issuances and acquisitions of debt paper and capital markets for the Bank’s customers and customers of Citigroup doing business in Chile. This Committee is responsible for monitoring the execution of those transactions performed under the Global Connectivity Agreement and collaborating in the exploration of investment banking business opportunities, as well as ensuring that the Agreement signed regarding these matters is met.

Financial Control Committee of the Cooperation Agreement

The most important purpose of the this Committee is to monitor in detail the operative and financial performance of the Global Connectivity and Cooperation Agreements signed with Citigroup. This Committee checks that solutions are reached for all administrative and operative matters that permit the joint business to be carried out effectively, efficiently and profitably by both parties, ensuring compliance with the Agreements in the matters indicated above.

Approval of Policies and Procedures under the Merger Agreement

The Merger Agreement between Banco de Chile and Citibank Chile provided that the Board of Directors of Banco de Chile would approve and implement certain policies relating to the operation of the Bank. At the time of filing of this annual report, the following policies have been approved and implemented, among others:

•	Policy regarding Personal Investing and Use of Privileged Information;

•	Policy regarding Inter-company Transactions;

•	Policy regarding Expenditures and Investments;

•	Policy regarding Administration of Goods Received as Payment or Granted as Payment of Obligations;

•	Tax Policy;

•	Policy that establishes prohibitions to condition products; and

•	Policy regarding Prevention of Improper Conduct.

In addition to the policies mentioned above, Banco de Chile is in the process of supplementing other policies currently in force at Banco de Chile to regulate issues of importance for our business, such as prevention of asset-laundering, credit risk, and market risk.

EMPLOYEES

The following table shows the breakdown of our full-time, permanent employees at the dates indicated:

	As of December 31,
	2006	2007	2008
Banco de Chile	7,232	8,641	10,814
Overseas branches and representative offices	125	95	6
Subsidiaries	3,862	3,231	3,760

Total	11,219	11,967	14,580

As of December 31, 2008, we had 14,580 employees (on a consolidated basis) of which approximately 5,519, or 37.9%, were unionized. All management positions are held by non-unionized employees. As of May 18, 2009, we were a party to five collective bargaining agreements covering our unionized employees. Four of the collective bargaining agreements were signed in May 2008 and will expire in April 2012. The other collective bargaining agreement was assumed as part of the merger with Citibank Chile and it has been in effect since September 2007 and is set to expire in September 2009. We have not experienced a strike in the last 10 years and consider relations with our employees to be satisfactory. During 2008, two of our subsidiaries, (Socofin S.A. and Promarket S.A.), entered into certain collective bargaining agreements.

We have a comprehensive personnel training and development program that includes internal courses on operational, technical and commercial matters as well as participation in external seminars. In 2008, the total cost of training programs was approximately 0.6% of total personnel salaries and expense. We do not maintain any pension or retirement programs for the vast majority of our employees. We do, however, pay certain long-serving key employees a severance payment upon retirement. Although we have, in the past, provided productivity bonuses to individual employees on a discretionary basis, we do not maintain a formal profit-sharing plan.

SHARE OWNERSHIP

Mr. Andronico Luksic and Mr. Guillermo Luksic, members of our Board of Directors since March 2002 and March 2001, respectively, together with members of their family, control Quiñenco S.A. As of June 17, 2009, Quiñenco S.A. owns 32.74% of our outstanding shares (directly and indirectly through LQ Inversiones Financieras S.A.). Additionally, Quiñenco S.A. holds 61.71% of the voting rights in Banco de Chile (directly and indirectly through shares of SM-Chile S.A. that are owned by LQ Inversiones Financieras S.A. and Inversiones LQ-SM S.A.).

In connection with the Framework Agreement executed between Citigroup, Inc. and Quiñenco S.A. in July 2007, which was amended on December 19, 2008, following the merger of Citibank Chile into Banco de Chile, Citigroup became a shareholder of LQ Inversiones Financieras S.A. (“LQIF”), the parent corporation of SM-Chile S.A. and Banco de Chile. As of June 17, 2009, Citigroup is the owner of 32.96% of LQIF and Quiñenco directly and indirectly owns 67.04% of LQIF. As part of the Framework Agreement, as amended on December 19, 2008, Citigroup may increase its ownership participation in LQIF to either 41.4778% or 50% subject to the terms set forth in such Amendment. Regardless of any increase in participation by Citi, however, the agreement provides that Quiñenco will remain in control of LQIF and the corporations that are directly or indirectly controlled by LQIF. Accordingly, Quiñenco will maintain the power to elect the majority of the directors of LQIF, SM-Chile and Banco de Chile.

Mr. Jacob Ergas, a member of our Board of Directors since January 1, 2002, controls Ever I Bae S.A., Ever Chile S.A. and Inversiones Aspen Limitada. As of June 17, 2009, these holding companies own 2.16%, 2.16% and 1.49% of our outstanding shares, respectively. Mr. Ergas holds 5.82% of the voting rights in Banco de Chile through these holding companies.

None of our Directors or senior management (other than Mr. Andronico Luksic, Mr. Guillermo Luksic and Mr. Jacob Ergas) owns 1% or more of our outstanding common stock. Further, none of our Directors (including Mr. Andronico Luksic, Mr. Guillermo Luksic and Mr. Jacob Ergas) or senior management has preferential or different voting rights with respect to the shares they own.

We do not have any arrangements for involving employees in our capital, including any arrangements that involve the issue or grant of options of our shares or securities.

Item 7.	Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

The following table sets forth certain information regarding the ownership of outstanding shares as of June 17, 2009 for the following:

•	each person or entity who is known by us to own beneficially more than 5% of our outstanding share capital or voting power; and

•	our Directors and members of our executive management group, as a group.

Name	Amount Owned	Percentage(1)
LQ Inversiones Financieras S.A. and SM Chile S.A.(2)	67,756,773,175	82.08%
Jacob Ergas(3)	4,802,102,236	5.82%
Directors and executive officers as a group (28 persons)	18,207,884	0.02%

(1)	Percentages are based on 82,551,699,423 common shares outstanding as of June 17, 2009. This number includes 73,834,890,472 ordinary shares and 8,716,808,951 ordinary shares of the series “Banco de Chile-S,” which resulted from the merger with Citibank Chile.

(2)	LQ Inversiones Financieras S.A. (“LQIF”) holds these shares directly and indirectly through SM-Chile S.A. In connection with the Framework Agreement executed between Citigroup, Inc. and Quiñenco S.A. in July 2007 and following the merger of Citibank Chile into Banco de Chile, Citigroup became a shareholder of LQIF. As of June 17, 2009, Citigroup is the owner of 32.96% of LQIF and Quiñenco directly and indirectly owns 67.04% of LQIF. Regardless of any increase in participation by Citi, however, the agreement provides that Quiñenco will remain in control of LQIF and the corporations that are directly or indirectly controlled by LQIF. Accordingly, Quiñenco will maintain the power to elect the majority of the directors of LQIF, SM-Chile and Banco de Chile. As of December 31, 2008, members of the Luksic family or their affiliates beneficially owned 83.1% of the common shares of Quiñenco S.A. Mr. Andronico Luksic and Mr. Guillermo Luksic are members of our Board of Directors.

(3)	Mr. Jacob Ergas, a member of our Board of Directors, holds his shares through Ever I Bae S.A., Ever Chile S.A. and Inversiones Aspen Ltda., which are holding companies under his control.

RELATED PARTY TRANSACTIONS

In the ordinary course of our business, we engage in a variety of transactions with certain of our affiliates and related parties. Financial information concerning these transactions is set forth in Note 22 to our audited consolidated financial statements. The Chilean Corporations Law requires that our transactions with related parties be on market terms or on similar terms to those customarily prevailing in the market. We are required to compare the terms of any such transaction to those prevailing in the market on the date the transaction is entered into. Directors of companies that violate this provision are liable for losses resulting from such violations.

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

All resolutions approving such transactions must be reported to the company’s shareholders at the following annual shareholders’ meeting. Violations of this provision may result in administrative or criminal sanctions and civil liability to shareholders or third parties who suffer losses as a result of such violation. We believe that we have complied with the applicable requirements of the Chilean Corporations Law in all transactions with related parties and affirm that we will continue to comply with such requirements. See Note 22 to our audited consolidated financial statements for a more detailed accounting of transactions with related parties.

On July 19, 2007, Quiñenco S.A., Citigroup Inc. and Citibank Overseas Investment Corporation entered into a Master Joint Venture Agreement (the “Framework Agreement”) that set forth the parameters of a partnership between Quiñenco and Citigroup, including the eventual merger of Citibank Chile into Banco de Chile. The Framework Agreement provided that Citigroup would initially acquire a 32.96% equity interest in LQIF, the controlling shareholder of Banco de Chile, and would be entitled to increase its stake in LQIF to either 41.4778% or 50% through the exercise of several options. In this regard, Citigroup could also increase its stake in LQIF to 41.4778% if Quiñenco exercised its put option under the Framework Agreement. The acquisition by Citigroup of its initial interest in LQIF occurred, with effect on January 1, 2008, under the terms of the Framework Agreement and the corresponding Merger Agreement between Banco de Chile and Citibank Chile. For purposes of the Merger Agreement, the operations and businesses of Citibank Chile that were effectively contributed to Banco de Chile were deemed to represent 10.497% of the post-merger entity and, together with other assets and businesses contributed by Citigroup to LQIF, were the basis for issuance by LQIF to Citigroup of the 32.96% equity interest in LQIF. As consideration for the merger and as a result of the Extraordinary Shareholders’ Meeting held on December 27, 2007, we issued and conveyed to LQIF (and indirectly, the holders of Citibank Chile shares) 8,443,861,140 no-par value Banco de Chile S-Series shares.

Under the Framework Agreement, Quiñenco remains as the controlling shareholder of LQIF and therefore of Banco de Chile, while Citigroup is granted certain governance and other shareholder rights in LQIF. With respect to the governance of Banco de Chile, Citigroup has the right to name two directors to the eleven-member board of directors of Banco de Chile, while Quiñenco would maintain the right to appoint a majority of our board of directors. Citigroup also has the power to propose the appointment of certain officers of Banco de Chile (including the Chief Financial Officer) and at least one representative on each of our directors’ committees. Under this agreement, Citigroup was also granted certain veto rights over certain “fundamental strategic decisions” (as defined in the Framework Agreement), such as the delisting of Banco de Chile’s shares from the New York Stock Exchange or the Chilean stock exchanges, entry into new lines of business or large acquisitions, approval of related party transactions and changes to our bylaws or organizational documents. Furthermore, Citigroup agreed to purchase substantially all of the assets of the North American (i.e., Miami and New York) branches of Banco de Chile for US$130 million. In the event that Citigroup were to beneficially own 50% of LQIF, Citigroup would become entitled to name up to five of our 11 directors (such number to be reduced by the number of directors appointed by minority shareholders, provided that Citigroup always shall have the right to appoint at least one director), including the Vice-Chairman of our board of directors. However, even in this circumstance, Quiñenco would still be entitled to appoint a majority of our board of directors. The Framework Agreement also set forth a series of ancillary agreements proposed to be entered into by the parties to the Framework Agreement and their Affiliates.

On December 19, 2008, Quiñenco S.A., Citigroup Inc. and Citibank Overseas Investment Corporation amended the Framework Agreement, and through it the Shareholders’ Agreement mentioned below. The Amendment to the Framework Agreement provides that if Citigroup does not acquire 8.52% of LQIF’s shares (such that Citigroup holds a 41.4778% in LQIF) as provided in the Amendment as a consequence of the actions and decisions of any relevant authority in the United States, Quiñenco shall have the right to a compensation as provided in the Amendment, and Citigroup shall have the option of acquiring either a 41.4778% or a 50% share of LQIF. Furthermore, the Amendment provides that if for any reason Citigroup does not exercise any of the call options mentioned in the previous sentence, Quiñenco or its affiliates, as applicable, shall be entitled to require Citigroup that it sell to them an amount of shares of LQIF such that, after such sale, Quiñenco or its affiliates shall own an 80.1% stake in LQIF. If this occurs, Citigroup’s governance and other shareholder rights mentioned in the preceding paragraph shall be those provided in Clause Six of the Shareholders’ Agreement referred to below.

On December 27, 2007, Quiñenco S.A., Citigroup Chile S.A. and the minority shareholders of LQIF entered into a Shareholders’ Agreement that formalized the rights of Citigroup with respect to the governance of Banco de Chile as set forth in the Framework Agreement (and as discussed in the preceding paragraph). The Shareholders Agreement became effective on January 1, 2008.

On December 27, 2007, we entered into a Global Connectivity Agreement with Citigroup Inc. The purpose of this agreement is to enable Banco de Chile and its clients to become part of Citigroup’s Global Network and to provide a framework for Banco de Chile and Citigroup to direct new business to the partnership in order to generate wealth creation for both institutions. The agreement sets forth the terms upon which Banco de Chile, Citigroup and their affiliates will develop a relationship with respect to cross-border business and services being applied to Corporate and Investment Banking, International Personal Banking, Global Transactions Services, and other services and products. The parties agreed on the following principles with respect to implementing the terms of the agreement: (i) the promotion of global connectivity products among Chilean customers, (ii) the setup of a technology platform, (iii) the training of bank officers, and (iv) the construction of international support networks to carry out the transactions contemplated by the agreement. On February 27, 2009, Banco de Chile and Citigroup, Inc. amended the Global Connectivity Agreement. The purpose of the amendment was to clarify and supplement the terms of the original agreement with respect to the banking services to be provided in Chile and abroad.

On December 27, 2007, we also entered into a Trademark License Agreement with Citigroup Inc. in which Citigroup granted us a non-exclusive paid-up and royalty-free license to use certain Citi trademarks in Chilean territory. In addition, Citigroup granted us a license to use its domain name solely in connection with marketing and promoting authorized services in Chilean territory. On February 27, 2009 Banco de Chile and Citigroup amended the Trademark License Agreement. The amendment provides that Banco de Chile must deliver a certificate at least once a year that confirms Banco de Chile’s compliance with the standards set forth in the agreement. In addition, Banco de Chile must comply with certain additional quality control standards approved periodically by Citigroup relating to certain products, and Citigroup has the right to review and inspect all materials relating to the offer and sale of certain products.

On December 27, 2007, we entered into a Cooperation Agreement with Citigroup Inc. The purpose of this agreement is to provide a framework for regulating the interplay of issues created by the above mentioned Citibank Chile merger transaction agreements and to facilitate a successful relationship between Banco de Chile and Citigroup. In particular, this agreement establishes a communication mechanism between the parties to enhance the exchange of ideas and information related to the integration of our business with that of Citigroup in Chile and it also provides for certain specific areas of collaboration going forward (such as with respect to our hedging and derivatives strategies). On February 27, 2009, Banco de Chile and Citigroup amended the Cooperation Agreement to require the companies to define a more formal process for sharing information about regulatory changes in the United States and Chile that may have an impact on Banco de Chile.

On December 31, 2007, we entered into an Asset Purchase Agreement with Citibank, N.A., whereby we sold substantially all of the assets and operations of our banking businesses in Miami and New York to Citibank and Citibank agreed to offer employment to substantially all of the employees and to assume substantially all of the liabilities related to such assets and operations. In consideration for this sale, we were paid an aggregate purchase price of U.S.$130 million, in addition to the assumption of liabilities. Following the completion of the sale, the Miami and New York branches were placed in voluntary liquidation in January 2008. In March 2008, the banking licenses for both branches were surrendered to the appropriate banking regulator.

On December 23, 2008, Banco de Chile and Compañía Nacional de Teléfonos, Telefónica del Sur S.A. (“Telsur”) agreed to enter into a Trade Agreement in order to optimize the placement and use of credit cards issued by the Bank. This commercial alliance seeks to implement a system linked to credit cards issued by the Bank and will provide discounts, benefits and incentives to be given to clients of both the Bank and Telsur.

On December 30, 2008 we entered into an agreement with Banchile Seguros de Vida S.A., an affiliated insurance brokerage company, setting forth the specific terms of the life insurance policies associated with customer loans contracted by us for its borrower portfolio on behalf of the borrowers. The conditions of this agreement are an integral part of all the life insurance policies that we offer our borrowers. The agreement can be automatically renewed for two additional one-year periods through December 31, 2011.

All the terms and conditions contained in the agreements mentioned above were previously reviewed and approved by our Board of Directors.

In addition, we are concluding negotiations of a Master Services Agreement with Citigroup Inc. This Agreement has the purpose of regulating and supplementing certain reciprocal services that, before the merger, had been provided pursuant to the terms of certain service level agreements then in effect between Citigroup Inc. (and certain of its affiliates) and Citibank Chile, which were assumed, after the merger, by Banco de Chile as legal successor to Citibank Chile. Furthermore, this Agreement seeks to foster global connectivity with respect to the banking and financial services referred to in the Global Connectivity Agreement and in the other agreements executed with Citigroup mentioned above. The Master Services Agreement is subject to approval by the Chilean Superintendency of Banks.

Loans to Related Parties

As authorized by the Chilean General Banking Law, and within the regulatory limits, we hold several outstanding loans owed by different corporations related to us. All such loans (i) were made in the ordinary course of business, (ii) were made on terms, including interest rates and collateral, substantially the same as those prevailing at the time for comparable transactions with other persons, and (iii) did not involve more than the normal risk of collectibility or present other unfavorable features. See Note 22 to our audited consolidated financial statements.

Item 8.	Financial Information

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Audited Consolidated Financial Statements

Please refer to “Item 18. Financial Statements.”

Legal Proceedings

We and our subsidiaries are subject to claims and are parties to legal proceedings in the normal course of business.

In September 2004, the Federal Agencies of the Office of the Comptroller of the Currency (OCC) and the Federal Reserve Bank of Atlanta reviewed our New York and Miami branches respectively, in order to evaluate, among other matters, their compliance with the requirements of the U.S. Bank Secrecy Act and other U.S. regulations pertaining to the prevention of money laundering. On February 1, 2005, as a consequence of these reviews, we agreed with the OCC to the issuance of a Consent Order and with the Federal Reserve Bank of Atlanta to the issuance of a Cease and Desist Order. To comply with these orders, an action plan was developed to include the development and maintenance of programs designed to strengthen compliance with the aforementioned regulations.

On March 12, 2008, the OCC Consent Order was terminated as a consequence of the voluntary liquidation of our New York branch. Likewise, on June 12, 2008, the Cease and Desist Order issued by the Federal Reserve Bank in Atlanta was terminated as a consequence of the voluntary liquidation of our Miami branch.

On March 11, 2009, the Consejo de Defensa del Estado de la Republica de Chile filed a complaint against Banco de Chile in the United States District Court of the Southern District of Florida. The complaint alleges substantive civil violations of the Racketeer Influenced & Corrupt Organizations Act (“RICO”), RICO conspiracy, aiding and abetting RICO violations, and aiding and abetting a breach of fiduciary duty. The complaint seeks redress for funds allegedly misappropriated from the Chilean government by the former President of Chile, Augusto Pinochet, and it alleges that Banco de Chile participated in conduct related to a money laundering scheme. Damages being sought are $22 million, which amount is subject to trebling pursuant to RICO.

It is not possible to predict the outcome of this matter, or what impact, if any, it might have. As of the date of filing this annual report, Banco de Chile has not been served with the complaint, and it has not waived (and does not waive by virtue of filing this annual report) any of its rights with respect to service of process of the complaint. Banco de Chile believes it has meritorious defenses to the complaint, and it intends to defend this matter vigorously if and when it is served.

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

We currently have two series of capital shares: Banco de Chile common shares and Banco de Chile S-series shares. We have a total of 82,551,699,423 outstanding shares with no par value, consisting of 73,834,890,472 ordinary shares and 8,716,808,951 ordinary shares of the series “Banco de Chile-S,” which resulted from the merger with Citibank Chile. All of our shares are duly subscribed and paid.

In March 2007, we paid a nominal dividend of Ch$1.9796 per share. At the Ordinary Shareholders Meeting on March 27, 2008, the shareholders agreed to the distribution and payment of dividend No. 196, in the amount of Ch$3.359690 per Banco de Chile common share, with a charge to the 2007 income of Banco de Chile, and the distribution and payment of a dividend of Ch$2.626161 per share of the “Banco de Chile-S” series. In March 2009, we paid a nominal dividend of Ch$2.357790 per share. At the Ordinary Shareholders Meeting held on March 26, 2009, the shareholders agreed to the distribution and payment of dividend No. 197, in the amount of Ch$2.357790 per Banco de Chile common share, with a charge to the 2008 income of Banco de Chile, and the distribution and payment of a dividend of Ch$2.357790 per share of the “Banco de Chile-S” series.

During an Extraordinary Shareholders’ Meeting on December 27, 2007, our shareholders approved, among other things, (i) the merger with Citibank Chile and (ii) a capital increase in the amount of Ch$297,324,899,039, which was contributed and paid for as consideration for the acquisition of all of the assets and liabilities of Citibank Chile. It was further agreed that the Bank would issue 8,443,861,140 registered, ordinary no-par “Banco de Chile-S” series shares, which were to be delivered to the shareholders of Citibank Chile, in the proportion of 8,443.86114 shares of Banco de Chile-S for each Citibank Chile share. For a more detailed description of this Extraordinary Shareholders’ Meeting, see “Item 10. Additional Information—Memorandum and Articles of Association—Shareholders’ Meetings and Voting Rights.”

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

The following table sets forth the cash dividends declared per common share and per ADS during the periods indicated:

	As of and for the Year Ended December 31,
	2004	2005	2006	2007	2008	2008
	(in constant Ch$ as of December 31, 2008, except for percentages)					(in U.S.$)
Dividend payout ratio(1)	100.0%	100.0%	82.9%	82.7%	100.0%	100.0%
Dividend per common share(2)	2.44	2.87	2.64	2.73	3.63	0.006

(1)	Dividend payout ratio is calculated by dividing the amount of dividends paid by the earnings per share of the prior year.

(2)	Dividends per share are calculated by dividing the amount of the dividend paid during each year by the previous year’s number of shares outstanding.

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

The Chilean securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States. The Santiago Stock Exchange, which is Chile’s principal exchange, had a market capitalization of approximately U.S.$134.1 billion as of December 31, 2008 and an average monthly trading volume of approximately U.S.$2,620 million for 2008. The Santiago Stock Exchange was established in 1893 and is a private company whose equity consists of 48 shares held by 45 shareholders. As of December 31, 2008, 300 series of shares were listed on the Santiago Stock Exchange.

The Santiago Stock Exchange accounts, for approximately 87.2% of all amounts traded in Chile. The ten largest companies in terms of market capitalization represented, as of December 31, 2008, approximately 44.1% of the Santiago Stock Exchange’s aggregate market capitalization and during 2008 accounted for approximately 33.0% of its total volume. During 2008, 20.7% of the companies listed on the Santiago Stock Exchange had their shares traded on an average of 70% or more of the exchange’s trading days. Approximately 12.4% of equity trading in Chile is conducted on the Chilean Electronic Stock Exchange, an electronic trading market that was created by banks and non-member brokerage houses. The remaining 0.4% of equity is traded on the Valparaiso Stock Exchange.

ADSs, each representing 600 shares of common stock, without nominal (par) value, have been listed on the NYSE since January 2, 2002 under the symbol “BCH.” JPMorgan Chase Bank is our depositary for purposes of issuing the ADRs evidencing our ADSs. As of December 31, 2008, a maximum of 1,113,380 ADSs were outstanding (equivalent to 668,028,183 shares of common stock or 0.83% of the total number of issued shares of common stock). Since certain of our ADSs are held by brokers or other nominees, the number of direct record holders in the United States may not be fully indicative of the number of direct beneficial owners in the United States or of where the direct beneficial owners of such shares are resident.

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

The table below shows, for the periods indicated, the annual, quarterly and monthly high and low closing prices (in nominal Chilean pesos) of the traded shares of our securities on the Santiago Stock Exchange, the Electronic Stock Exchange, and the Valparaiso Stock Exchange:

	Santiago Stock Exchange				Electronic Stock Exchange				Valparaiso Stock Exchange
	Common Stock				Common Stock				Common Stock
	High		Low		High		Low		High		Low
	(Ch$ per share)(1)				(Ch$ per share)(1)				(Ch$ per share)(1)
Annual Price History
2004	Ch$	36.8	Ch$	26.5	Ch$	36.8	Ch$	26.0	Ch$	36.8	Ch$	26.5
2005		37.7		32.0		38.0		32.0		38.8		30.0
2006		45.9		32.0		46.0		31.4		46.0		31.7
2007		48.2		38.1		49.0		37.5		48.0		37.5
2008		43.6		26.1		43.4		26.5		42.8		27.0
Quarterly Price History
2007
1st Quarter		47.0		40.6		47.3		41.0		47.1		40.8
2nd Quarter		48.2		40.5		48.0		40.0		47.0		40.9
3rd Quarter		47.9		38.6		49.0		37.5		48.0		37.5
4th Quarter		44.0		38.1		44.5		37.9		43.5		38.0
2008
1st Quarter		43.6		36.0		43.4		35.6		42.8		36.1
2nd Quarter		40.5		38.2		40.7		38.2		40.0		38.1
3rd Quarter		38.4		35.4		39.1		35.5		38.5		35.6
4th Quarter		36.5		26.1		36.5		26.5		36.2		27.0
2009
1st Quarter		37.4		34.0		37.0		34.1		37.5		34.0
Monthly Price History
December 2008		34.6		32.0		34.5		32.0		34.9		32.7
January 2009		36.8		34.2		36.5		34.1		36.3		34.3
February 2009		37.4		35.5		37.0		35.8		37.5		35.5
March 2009		36.7		34.0		36.8		34.2		36.2		34.0
April 2009		34.9		33.4		34.9		33.5		34.4		33.4
May 2009		38.9		35.5		39.0		34.7		38.9		35.5

Sources: Santiago Stock Exchange, Electronic Stock Exchange, Valparaiso Stock Exchange—Official Quotation Bulletin.

(1)	Pesos per share reflect nominal price at trade date.

The table below shows the annual, quarterly and monthly high and low closing prices in U.S. dollars and in Euros, respectively, as reported by the NYSE and Latibex:

	NYSE				Latibex
	ADS(1)				Trading Units(2)
	High		Low		High	Low
	(U.S.$ per ADS)				(Euros per Trading Unit)
Annual Price History
2008	U.S.$	56.60	U.S.$	22.76	€36.49	€18.03
Quarterly Price History
2008
1st Quarter		56.60		44.46	36.49	30.06
2nd Quarter		53.29		43.20	33.35	28.05
3rd Quarter		44.69		37.06	29.67	25.93
4th Quarter		37.86		22.76	27.37	18.03
2009
1st Quarter		36.86		30.85	29.04	22.10
Monthly Price History
December 2008		32.02		27.51	22.87	21.48
January 2009		36.29		30.85	26.29	22.10
February 2009		36.80		33.18	29.04	25.67
March 2009		36.86		33.21	28.46	25.09
April 2009		35.10		33.06	26.54	25.23
May 2009		41.60		35.45	28.69	26.76

Sources: Bloomberg.

(1)	One ADS represents 600 shares of common stock.

(2)	One Trading Unit represents 600 shares of common stock.

Item 10.	Additional Information

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

Capitalization

There are currently two outstanding series of our capital stock. We have a total of 82,551,699,423 outstanding shares with no par value, consisting of 73,834,890,472 ordinary shares and 8,716,808,951 ordinary shares of the series “Banco de Chile-S,” which resulted from the merger of Citibank Chile with and into the Bank. For the avoidance of doubt, please note that there is no preferred class of shares and each series of our ordinary shares confer the same rights to shareholders. All of the shares are duly subscribed and paid. There are no legal restrictions on the payment of dividends from our net income, except that we may only pay a single dividend per year (i.e., interim dividends are not permitted). Chilean public corporations are generally required to distribute at least 30% of their earnings as dividends. Previously, a bank was permitted to distribute less than such minimum amount in any given year if the holders of at least two-thirds of the bank’s outstanding stock so determined, but in 2006 that possibility was eliminated by law. All of our shares have full voting rights.

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

In addition, any person who acquires 10% or more of our shares must include in the report whether the purpose of the acquisition is to acquire control of the company or if the acquisition is just a financial investment. A beneficial owner of ADSs representing 10% or more of our share capital will be subject to these reporting requirements under Chilean law.

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

Shareholders’ Meetings and Voting Rights

An Ordinary Annual Meeting of Shareholders is held within the first three months of each year, generally in March. The Ordinary Annual Meeting of shareholders is the corporate body that approves the annual financial statements, all dividends in accordance with the dividend policy determined by our Board of Directors, elects our Board of Directors and any other matter that does not require an Extraordinary Shareholders’ Meeting. Extraordinary Meetings may be called by our Board of Directors when deemed appropriate, and Ordinary or Extraordinary Meetings must be called by our Board of Directors when requested by shareholders representing at least 10% of the issued voting shares or by the Chilean Superintendency of Banks.

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

The modifications to the Articles of Incorporation are as follows:

•	Article Five was amended in order to establish the new capital of the Bank, the new amount of shares and the creation of a new series of ordinary shares (“Banco de Chile-S”);

•

Article Eight was modified in order to establish that, in the case of any vacancy of Alternate Directors, any replacement Director will be appointed by the Board so that the second Alternate Director will stand in the place of the first Alternate Director automatically;

•

Article Ten was modified to change the term during which a Board of Directors Meeting must be held when it has been convened by one or more Directors, to modify the term of any notice for such meetings, and the means by which these notices can be carried out;

•

Article Fifteen was amended to establish a new system for replacing the Chairman. Accordingly, in case of absence or incapacity of the Chairman of the Board, he shall be replaced in his functions by a Director appointed by the Board of Directors, and not by the Vice President;

•

Article Nineteen was modified in order to change the system by which an election at a Shareholders’ Meeting is conducted. The existing viva voce mechanism was replaced by voting by slip of paper for shareholder votes. Additionally, the counting of votes can be carried out by a notary public, without prejudice to the resolutions adopted by the shareholders or by the Chilean Superintendency of Banks; and

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

At the Ordinary Shareholders’ Meeting of the Bank, held on March 26, 2009, the shareholders agreed to the distribution and payment of dividend No. 197, in the amount of Ch$2.357790 per Banco de Chile common share, with a charge to the 2008 income of Banco de Chile, and the distribution and payment of a dividend of Ch$2.357790 per share of the “Banco de Chile-S” series.

At the Extraordinary Shareholders’ Meeting of the Bank, held on March 26, 2009, the shareholders agreed that 30% of the net income obtained during the fiscal year ending December 31, 2008, would be capitalized through the issuance of fully paid-in shares, of no par value, with a value of $31.26 per share, which would be distributed among the shareholders in the proportion of 0.032325 fully paid-in shares for each share held by shareholders at the date prescribed by law.

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

In the event of our liquidation, the holders of our fully paid shares would share equally and ratably, in proportion to the number of paid-in shares held by them, in our assets available after payment of all our creditors.

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

Foreign Investment Contract

We are a party, as legal successor of Banco de A. Edwards, to the currently existing foreign investment contract with the Central Bank and the depositary (a copy of which was filed as an exhibit to Banco de A. Edwards’ registration statement on Form F-1 (Registration No. 33-97594) filed with the Securities and Exchange Commission on September 29, 1995). Absent the foreign investment contract, under applicable Chilean exchange controls, investors would not be granted access to the Formal Exchange Market for the purpose of converting pesos to U.S. dollars and repatriating from Chile amounts received with respect to deposited shares or shares withdrawn from deposit on surrender of ADSs (including amounts received as cash dividends and proceeds from the sale in Chile of the underlying shares and any rights arising therefrom).

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

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual prior to January 1, 2011 with respect to the ADSs will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends paid on the ADSs will be treated as qualified dividends if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid a passive foreign investment company, or PFIC. The ADSs are listed on the NYSE and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2008 taxable year. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2009 taxable year.

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

Background

The bank is exposed to market risks, such as price and liquidity risks, due to unmatched positions in both our trading and accrual portfolios.

The trading portfolio is comprised of the following: foreign exchange positions, local government bonds, time deposits holdings and the derivatives book. The latter is mainly comprised of FX forwards and swap transactions, a small number of FX options, bond forwards and FX futures transactions.

Cash balances that are not included in the trading portfolio are part of the accrual portfolio. The primary liability balances are: retail and corporate deposits (both DDA and time deposits); mortgage bonds (asset-backed securities matching mortgage loans); interbank borrowing, including trade-related facilities; and bonds issued for liquidity and interest rate hedging purposes. Asset balances include: corporate loans and trade facilities; consumer loans (including mortgage loans and cards activity); available-for-sale bonds holdings; interbank lending; trade loans; and all other asset balances such as fixed assets and accrued interests.

Accrual balances are mainly denominated in Ch$ and CLF terms (daily Chilean inflation index, which is published and computed by the Central Bank of Chile reflecting the previous month’s local inflation), though some trade-related transactions are denominated in U.S. dollars (“U.S.$”) and Japanese yen (“JPY”). Trading transactions are mainly denominated in Ch$, CLF and domestic U.S.$, with some transactions linked to offshore hard currencies yield curves.

Market Risk

Market risk is usually classified into two categories: price risk and liquidity risk. Price risk refers to the potential loss arising from unfavorable directional market movements of interest rates; FX rates or volatility levels, including the correlation among these market factors fluctuations. Liquidity risk refers to the inability to obtain funding (Funding Liquidity risk) or to the potential material impact of defeasing assets (Trading Liquidity risk). The following sections quantify the potential impact of these risks.

Price risk

Interest rate risk

We are exposed to interest rate risk in both the accrual and the trading portfolios. With respect to the trading portfolio, interest rate risk is the adverse change in the value of the portfolio due to the potential unfavorable fluctuations of interest rates.

Given the general accounting principles in place for trading portfolios, actual change in the value of this portfolio instantaneously impacts the Statement of Income.

In the case of the accrual portfolio, interest rate risk arises from holding assets and liabilities with different repricing tenors. However, actual adverse changes of interest rates impact the Statement of Income when assets/liabilities are effectively repriced and not when interest rates change.

FX rate risk

We are exposed to FX rate risk given that we hold, for some specific currencies, unmatched balances. For FX positions calculation purposes, we aggregate all cash balance items and the net present value of off-balance cash flows we receive and pay in the future. Cash balance items are marked to prevailing FX rates regardless of whether the transaction itself is booked under trading or accrual accounting rules. Therefore, the difference in value of any cash balance item due to the change of any FX rate is reported in the Statement of Income.

We usually hold Ch$ positions against the U.S.$ and, to a lesser extent, Brazilian real, JPY and Euro positions against the U.S.$. Other FX positions are seldom significant.

Volatility risk

We are exposed to FX volatility (Ch$/U.S.$ volatility only) given that we hold an FX Options portfolio (short-term and plain vanilla transactions only). In addition to this, we are exposed (economically but not from an accounting standpoint) to interest rate volatility due to the holding of mortgage CLF loans for which the interest rate for the customer is capped. In any case, cap rates are currently deep OTM.

Liquidity risk

Funding Liquidity risk

Usually, our funding profile shows shorter tenors than those observed for our assets. Therefore, we are exposed to funding liquidity risk only in the event that our assets are not liquid enough to defease them in the corresponding secondary markets and the renewal of the funding is compulsory. The Bank is able to mitigate any contingency in this respect by diversifying its fund providers and by avoiding maturity concentration.

Trading Liquidity risk

We are exposed to trading liquidity risk whenever our loans may not be easily sold, or bonds not easily traded, in the secondary market. This may occur for a significant portion of our loans portfolio (however, a large stake of our mortgage loan portfolio is fully matched with asset-back securities issued by the Bank) since sale transactions involving loans are rare. Additionally, some of our holdings of corporate bonds, mortgage bonds and foreign Latin American bonds are exposed to a shallow secondary market.

The Price Risk Process

This process is segregated in the following steps:

•	Identification of the Treasury and non-Treasury transactions that may impact the P&L performance of the Treasury. The latter impact the Treasury P&L through a Transfer Pricing process.

•

Identification of the transactions categorized as trading transactions. The change of value due to changes in the market factors, within any interval of time, directly impacts the statement of comprehensive income. Conversely, those which are categorized as accrual transactions impact the State of Income according to their historical cost.

•	Identification of the market factors, such as FX rates, interest rates/yields or volatilities, involved in the above mentioned transaction.

•

Distribution of the exposures generated by the positions held in the various market factors within the different Treasury desks or risk-taking units. The distribution is made taking into account the nature of the business (trading or accrual) but also subject to generally accepted accounting principles (derivatives always booked in trading accounts unless hedge-accounting programs are implemented, loans always booked in accrual accounts, etc.).

•

Setting process for each desk of exposures limits and actual/potential loss triggers. These are aligned with the budgeted revenues for the corresponding desk. This ensures that limits/triggers are set according to a risk/return rationale.

•	A strict and disciplined risk monitoring and reporting process, ensuring that the different relevant parties within the organization have a timely sense of the risks undertaken by the Treasury desks

These limits are reviewed at least annually by the Country Asset Liability Committee (“ALCO”) and approved by the Board of the Bank.

The Chairman of the Board and three other members of the Board of Directors, the Chief Executive Officer, the Chief Financial Officer, the Market Risk Manager, the Treasurer/Trading Head and the Corporate Credit Risk Head participate in the ALCO. The ALCO recommends price risk limits to the board for approval based on business strategy analysis, expected market volatility, trading liquidity of the products involved, management experience and our overall risk tolerance.

The frequency of monitoring and reporting the different exposures to market risks is based on the nature of each business. Price risk generated by the trading portfolio is monitored and reported on a daily basis. The reporting includes the regulatory price risk, its evolution across time, and risk concentrations by market factors and business units. This report is submitted on a daily basis to relevant Treasury officers and the Market Risk Manager, and to other members of the ALCO.

Price risk generated by accrual activities is monitored and reported on a monthly basis. The report includes interest rate risk exposure in Ch$, CLF and foreign currencies and is distributed to the same parties mentioned in the previous paragraph.

The Liquidity Risk Process

This process is segregated in the following steps:

•

Generation of a behavioral cash-flow report, separated by currency, in order to estimate the cumulative outflow within the coming 1-month and 3-month period. This report includes the following main characteristics, among others:

•	Identification of the balances subject to be modeled under behavioral assumptions (this must be authorized by the Chilean banking regulatory entity).

•

Development of internal models that reliably reflect the behavior of time deposit balances, demand deposit accounts, etc., across time. Depending on the result, some portion of these balances may be modeled as stable or evergreen.

•

Development of internal models that reliably reflect the behavior of the loans, particularly focused on discovering the portion that may be considered not subject to renewal. Taking into account the size of the business for the bank, this analysis is made assuming a high level of confidence. Depending on the result, some portion of these balances may be modeled as a source of liquidity at the maturity date.

•	Generation of additional reports that limit the funding concentration by either large fund providers or by maturity date

Liquidity risk is monitored and reported on a daily basis.

The Role of the Market Risk Management unit

The main responsibilities and duties of this unit include, among others:

•	Definition of internal (non-regulatory) market risk models;

•	Definitions of FX, interest rate and FX volatility positions reports;

•	Daily generation of regulatory accrual and liquidity risk reports;

•	Monthly generation of internal accrual risk report, based on gaps and Earnings at Risk analysis;

•

Daily internal price risks monitoring, including position limits, P&L and stress test triggers, and the generation of the corresponding limits excesses and triggers breach reports. The exposures and risks are checked against limits and/or triggers, the breaches and excesses are reported to the appropriate levels in a timely manner and the policy exceptions are managed;

•	Daily price and liquidity risk monitoring for regulatory models;

•	Definition and reporting of the price and liquidity stress tests;

•

Participation in the Transaction Valuation definitions, which is a task lead by the Product Control unit (this unit is a part of the Financial Control area; see below for details), in order to ensure that they are aligned with the risk reports linked to the corresponding transactions;

•

Participation in the Transfer Pricing definitions, which are the framework for regulating the way interest rates are transfer-priced from the Treasury to other units within the bank for the accrual business. These definitions must be aligned with the risk reports linked to the corresponding transactions;

•

Preparation of an adequate set of internal Price and Liquidity risk limits/triggers structure (in addition to those required by the local regulators) and the submission of the corresponding proposal to the ALCO;

•	Approval of the debt securities eligible list for trading portfolios;

•	Participation in the definition of the hedge-accounting programs, ensuring comprehensive alignment with market risk reporting;

•	Establishment and review of market risk policies and procedures;

•	Involvement in the development and release of new products, identifying new market factors and defining the risk aggregation process; and

•	Generation and maintenance of credit risk factors for derivative transactions.

The Market Risk Management unit is responsible for reporting to the relevant Treasury units about the state of all risk limits in a timely fashion. In addition, the Treasury units and senior ALCO members are notified whenever a limit is exceeded.

Limit excesses are not permitted unless operational errors have occurred. If any risk limit is exceeded, the responsible Treasury unit must document the causes of the excess and it may require a permanent limit increase only after curing the excess. Temporary limit increases may be requested but such requests must be made prior to entering into any transactions that may generate excesses.

Limits are reviewed and approved annually unless market conditions or a business activity increase requires increased limits (in such a case, a risk-return analysis is implemented, taking the current conditions into consideration).

The Role of the Product Control Unit

This unit, which resides in the Financial Control area, supports the business and the Market Risk Management unit implementing the following tasks, among others:

•	Daily generation of regulatory trading risk reports;

•	Daily generation of trading positions for internal risk reporting purposes (DV01 for interest rate positions; FX delta for FX positions and vega for FX options positions);

•

Daily price verification process, in which prices, interest rates, derivatives yields, FX volatilities, etc. which have been previously inputted by the business for valuing portfolios are independently checked against public sources or internal price generation models;

•	Daily generation and maintenance of the market data set, which is used for valuing portfolios, valuing individual derivative transactions for credit risk purposes, etc.;

•	Fair Value Policy definition;

•	Daily P&L generation for trading portfolios, which are used for monitoring the state of the month-to-date P&L triggers;

•	Generation of interest rate regulatory reports;

•	Participation in the definition of the hedge-accounting programs and effectiveness modeling.

•	Effectiveness control for the hedge-accounting programs.

The main advantage of having this unit be part of the Financial Control area is to ensure data integrity for risk and positions reports. In fact, the data used for internal reporting purposes is reconciled with intra-month accounting records.

Moreover, the addition of the daily intra-month trading P&L estimated by this unit is reconciled with the end-of-month P&L obtained from the accounting records. This reconciliation process allows measuring granularity of the daily reports.

Market Risk: Measurement and Reporting

Price Risk of the Trading Portfolio

We establish, for the trading portfolio: (a) positions limits, (b) triggers for actual month-to-date P&L (look back analysis), (c) triggers for potential losses (look forward analysis) and (d) regulatory price risk portfolio limit (mandatory). Potential losses are estimated utilizing two tools: VaR (95% confidence level) and directional stress tests. The reason why price risks are controlled by triggers rather than by limits is based on the fact that price risk depends on both position and volatilities/correlations. The traders may not control the latter and therefore it is possible that no limit would be established for a given variable that is not under our discretion.

Positions are expressed as the Greek letters embedded in any trading transaction. FX positions are expressed as the FX delta; interest rate positions as the rho (or also known as DV01 which is the change in value of the transaction due to 1 bp interest rate rise) and vega (which is the change in value of the transaction due to 1% FX volatility rise). The ALCO recommends risk limits for each market factor, which are approved by the Board of Directors if applicable.

Trading portfolios are subject to a close watching process in terms of P&L performance. In fact, daily performance is estimated allowing the determination of the month-to-date P&L for each trading desk. The result is compared with Stress Loss Triggers in order to alert the senior management in the case of abrupt unexpected losses.

We are in the process of developing a reliable parametric VaR. This will be computed utilizing a 95% confidence and historical volatilities of fluctuations of market factors and historical correlations among them. It is very likely that Risk Metrics will be the tool for computing parametric VaR and back testing.

As mentioned above, stress tests are made on a daily basis. Currently, four scenarios are modeled daily. Two of them reflect an adverse economic environment, one of which is referred to as “mild stress” and the other as “meltdown stress.” Mild stress is the result of an adverse fluctuation equal to 3.43 standard deviation of the market factors’ historical fluctuations. Meltdown stress is the result of an adverse fluctuation equal to 8 standard deviations. The other two scenarios reflect a positive economic environment, including positive fluctuations equivalent to 3.43 and 8 standard deviation. Stress tests under a positive economic scenario are made since the bank may be exposed to losses even in the case that market factors fluctuate in a positive direction (for example, the bank may hold a long U.S.$ position against CLP and would take a loss as the result of an appreciation of the CLP against the U.S.$).

The standard deviation for all market factors is computed as the standard deviation of a set of historical daily returns, assuming that the returns of the FX rates follow a lognormal distribution and the returns of the interest rates and volatilities follow a normal distribution. Therefore, the daily return for the FX rate between day i and day i+1 is computed as ln Si+1/Si, with Si being the closing FX spot rate observed on any day i. In the case of interest rates and volatilities, the daily return is computed as the difference between the observation on day i+1 and day i.

A regulatory price risk report is also generated on a daily basis. The regulatory report is based on the Market Risk Basel model, which includes embedded fixed and also large volatilities for the market factors’ fluctuations and fixed correlations, regardless of their actual behavior along the time. Therefore, it is more likely a stress test. In any case, it helps to follow the tendency and the evolution of the various risks generated by the trading portfolios.

The following figure illustrates the pattern of the trading book price risk, utilizing the regulatory model, during 2008:

The following table summarizes by derivative type the notional outstanding of the derivatives portfolio as of December 31st, 2008:

	At December 31, 2008 Notional Amount
	(in millions of constant Ch$ as of December 31, 2008)
Currency forwards	Ch$	11,151,944
Interest rate swaps		12,549,122
Currency and rate swaps		3,382,880
Options		683,494

Total	Ch$	27,767,440

Price Risk of the Accrual Portfolio

The ALCO guidelines for the Accrual portfolio seek to protect the net revenues from funds (NRFF) on a pre-tax basis and the value of equity due to unexpected interest rate fluctuations. In order to achieve this purpose, a set of limits are jointly proposed by the business and Market Risk Management and approved, if applicable, by the Board of Directors.

Accrual interest rate risk or repricing risk arises from unfavorable fluctuations of either interest rates or the shape of the yield curves. Whenever balance sheet items held in the accrual portfolio include unmatched repricing tenors, the bank may be negatively impacted in the generating of net interest income.

The risk is estimated through the regulatory model, which includes standardized interest rate fluctuations and pre-defined tenor buckets. This model is based on the Basel accrual interest rate risk tables. Cash flows are separated by currency and loaded into the tenor buckets considering their repricing tenors. The difference between liability and asset items within given tenor buckets is referred as to the interest rate gap for each specific tenor bucket. A positive gap usually leads to a positive effect on the net interest revenue due to a rise in interest rates and vice versa.

We currently control the interest rate risk for the accrual portfolio, on an aggregate basis (all currencies) and on month-end only, which is in line with the local regulator’s requirements. The Superintendency of Banks has also defined that two limits are to be observed and complied with:

•

The short-term interest rate risk plus the estimated negative impact of fees collection due to the interest rate rise may not exceed a percentage of the 12-month rolling net interest rate revenues plus the net fees that are sensitive to interest rates (and which were actually charged within the prior 12 months). The regulator allows banks to set this percentage. In our case, the limit is 25%.

•

The long-term interest rate risk may not exceed a percentage of the equity. The latter is the addition of capital, subordinated debt and retained earnings. The regulator allows banks to set the percentage. In our case, the limit is 25%.

Transactional balance sheet items (excluding debt securities classified as trading instruments) and hedge-accounted derivatives are part of this portfolio. Fixed assets, other assets and equity items are excluded from the analysis.

The Treasury is the unique area within the bank responsible for managing the interest rate gaps and therefore for holding interest rate risks. Additionally, the Treasury, in conjunction with Market Risk Management and Financial Control, is also responsible for proposing the internal transfer-pricing framework and then matching the schedule with the rest of the business units of the bank. The referred process is actually implemented through closing pseudo-transactions with non-Treasury business areas in order to leave the latter without interest rate exposures.

The Treasury usually holds a structural negative CLF full-life gap due to the placement of long-tenor loans and the holding of AFS portfolios, which are funded by short-tenor time deposits (less than two years). However, bonds and subordinated bonds denominated in CLF are issued from time to time in order to reduce the interest rate exposure and to manage the liquidity profile and the capital ratio within adequate ranges.

Tenors involved in transactions denominated in CLP are much shorter than in CLF terms; in fact, repricing tenors for CLP loans are not longer than two years since banks are not able to issue deposits or bonds to longer tenors. This is due to the low demand by institutional investors to hold CLP assets given that debt instruments denominated in CLP are exposed to negative real yields in the case of a high inflation environment. This is especially sensitive in the case of pension funds since Chilean workers are expecting a positive real yield for retirement. Therefore, interest rate gaps are not relevant for tenors longer than two years with the exception of the impact generated by DDAs. DDAs are modeled as a balance item considering permanent-maturity profiles. Volatile portions of DDAs are modeled in the shorter tenor buckets and stable portion are included in the back end of the tenor buckets framework (4-5 year tenor bucket). As a result of this modeling process, the CLP interest rate gap is usually negative for tenors shorter than three years and positive beyond that tenor.

The activity in the accrual U.S.$ book is mostly based on funding obtained from foreign banks (mostly U.S.$ denominated), which is placed through trade loans within the customer base. Additionally, DDAs and the U.S.$ 200 MM 10-year bullet subordinated bond issued by the bank in 2006 are other large balance sheet items and part of this book. The modeling process followed for DDAs, similar to that used for CLP DDAs, and the long tenor of the outstanding bonds generate a positive interest rate gap for this book.

The pattern followed by the two metrics mentioned above during 2008 is illustrated below:

Stress tests for the Accrual book are made on a semi-annual basis. For this process, market factor fluctuations used are consistent with those utilized for the stress test of the trading portfolio. Additionally, the bank is in the process of reviewing the Price Risk policy for accrual portfolios. Monthly monitoring will therefore be in place shortly once policies are approved.

The following table summarizes the balance sheet structure of the bank classified by currency, as of December 31st, 2008:

Balance Sheet Structure

	As of December 31, 2008
	Ch$		UF		Foreign Currency (1)		Total		Percentage
	(in millions of constant Ch$ as of December 31, 2008, except for percentages)
Assets(2):
Cash and due from banks	Ch$	370,405		—	Ch$	380,818	Ch$	751,223	4.4%
Other assets(1)
Less than one year		4,719,864		1,425,592		1,881,868		8,027,324	46.5
From one to three years		1,201,298		1,259,937		239,417		2,700,652	15.6
More than three years		1,170,339		3,688,494		210,989		5,069,822	29.3

Total financial assets	Ch$	7,461,906	Ch$	6,374,023	Ch$	2,713,092	Ch$	16,549,021	95.8%

Other		463,385		4,174		217,593		685,152	4.0
Derivative operations		14,309		386		27,231		41,926	0.2
Bank premises and equipment		205,369		—		—		205,369	1.2
Investment in other companies		11,374		—		3		11,377	0.1
Allowance for loan losses		(227,201)		—		—		(227,201)	(1.3)

Total assets	Ch$	7,929,142	Ch$	6,378,583	Ch$	2,957,919	Ch$	17,265,644	100.0%

Percentage of total financial assets by currency		45.09%		38.52%		16.39%		100.00%
Liabilities and equity(2):
Non-interest bearing demand deposits	Ch$	2,556,682	Ch$	12,714	Ch$	437,865	Ch$	3,007,261	17.4%
Other liabilities(1)
Less than one year		4,386,063		2,738,019		3,032,036		10,156,118	58.8
From one to three years		113,603		924,526		181,870		1,219,999	7.1
More than three years		25,000		829,364		155,611		1,009,975	5.9

Total financial liabilities	Ch$	7,081,348	Ch$	4,504,623	Ch$	3,807,382	Ch$	15,393,353	89.2%

	As of December 31, 2008
	Ch$		UF		Foreign Currency (1)		Total		Percentage
	(in millions of constant Ch$ as of December 31, 2008, except for percentages)
Other		446,737		9,684		118,127		574,548	3.3
Equity (less provision for minimum dividends and net income)		1,216,016		—		—		1,216,016	7.0
Net income		272,425		—		—		272,425	1.6
Provision for minimum dividends		(190,698)		—		—		(190,698)	(1.1)

Total liabilities and equity	Ch$	8,825,828	Ch$	4,514,307	Ch$	3,925,509	Ch$	17,265,644	100.0%

Percentage of total financial liabilities by currency		46.00%		29.26%		24.73%		100.00%
Asset/liability gap	Ch$	(896,686)	Ch$	1,864,276	Ch$	(967,590)

(1)	Includes U.S. dollar –indexed balance sheet items which are payable in Chilean pesos.

(2)	Derivatives in-the-money (out-of-the money) for the bank are represented as an asset (liability) equivalent to their fair value

Liquidity Risk

Trading Liquidity Risk

Trading liquidity risk is very low. In fact, after the merger with the former Citibank, N.A. branch in Chile, the Bank adopted a strict discipline in order to ensure that debt instruments booked under trading accounting rules have a deep secondary trading market. Therefore bank bonds, corporate bonds and mortgage bonds formerly booked under trading accounting rules were reclassified as AFS instruments. Central bank instruments (bonds and bills) and short-term time deposits issued by banks in Chile (either local institutions or local franchises of foreign banks) are currently the only instruments eligible to be booked under trading accounting rules since they have a reasonable liquid secondary market.

In any case, we expect to implement a formal trading liquidity analysis process even for AFS portfolios within year 2009.

Funding Liquidity Risk

The funding liquidity risk is controlled through the daily monitoring of various metrics. Expected available funding is estimated utilizing regulatory reports, which allow us to forecast the expected net cashflow by currency for the coming 30 and 90 days. These two reports are daily generated and controlled against regulatory limits, which are that the cumulative outflow for the coming 30 days may not exceed an amount equal to the capital of the bank and the cumulative outflow for the coming 90 days may not exceed an amount equal to two times the capital of the bank.

The reports, according to the regulator’s authorization, may include behavioral assumptions for customers’ liabilities runoffs, customers’ overdrafts, and loan repayments. The Bank was instructed by the Chilean Superintendency of Banks to utilize behavioral assumptions.

The pattern followed for these two metrics during 2008 is the following:

The graphs above show a prudent management of the liquidity of the bank within year 2008. In fact, within the second quarter of 2008, the Treasury decided to increase funding tenors and maintain Cash & Due balance above Ch$ 1,200,000 million (equivalent to approximately U.S.$ 2 billion). The latter was executed by maintaining diversified overnight U.S.$ placements and by holding debt instruments that might be sold under repurchase agreements with the Central bank. This strategy was in place the whole year, and was not relaxed before the second quarter of 2009.

Additionally, there are other metrics defined by the Bank even though they are not required by the regulators to monitor and limit funding diversification. They consist of the following:

a)	Local currency large fund providers may not exceed 42% of local currency current liabilities

b)	Foreign currency large fund providers may not exceed 20% of local currency current liabilities

c)	The individual local currency’s largest fund provider may not exceed 9% of local currency current liabilities

d)	The individual foreign currency’s largest fund provider may not exceed 14% of foreign currency current liabilities

The status of these metrics within 2008 is illustrated below:

Local Currency Large Fund Providers as a % of Local Currency Current Liabilities (Limit = 42%)	Foreign Currency Large Fund Providers as a % of Foreign Currency Current Liabilities (Limit = 20%)

Individual Currency Large Fund Providers as a % of Local Currency Current Liabilities (Limit = 8%)	Individual Foreign Currency Large Fund Providers as a % of Foreign Currency Current Liabilities (Limit = 4%)

(1)	Limit is established as 8%; the 9% is an exception due to one specific large fund provider

(2)	Limit is established as 4%; the 14% is an exception due to one specific large fund provider

The graphs above show a prudent approach to this topic. The excess of the Foreign Currency Large Fund Provider’s 20% limit was intentionally modified, given that foreign currency funding was preferred over concentration during the fourth quarter of 2008.

Derivatives Credit Risk

We trade derivative transactions in order to meet our customers’ needs and to manage our exposures to fluctuations of FX volatility, interest, and FX rates.

We measure the risk of derivative transactions as the maximum expected value within the life of the transaction, under a certain interval of confidence. This is mathematically computed as the mark-to-market value of the transaction (i.e., the replacement cost of the transaction at the time the analysis is made) plus the maximum increase in value within the remaining period until maturity.

We are currently using internal models at inception and regulatory models for the remaining life of the transaction. Internal models are loaded with credit exposure factors calculated through a Montecarlo Simulation approach, considering a 95% confidence interval. Regulatory models follow the same approach but consider benevolent (i.e., more aggressive) credit exposure factors. A migration to measurement by fully internal models is expected to be implemented during 2009.

Item 12.	Description of Securities Other than Equity Securities

Not Applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures

(a) Disclosure Controls and Procedures

We have evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures as of December 31, 2008.

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

Management assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2008. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

Based on our assessment and those criteria, management believes that the company maintained effective internal control over financial reporting as of December 31, 2008.

(c) Report of Independent Registered Public Accounting Firm on Internal Controls

Ernst & Young limitada, the independent registered public accounting firm that has audited our financial statements, has issued an attestation report on our internal control over financial reporting as of December 31, 2008. This attestation report appears on page F-3.

(d) Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting during 2008 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16.	[Reserved]

Item 16A.	Audit Committee Financial Expert

Our Board of Directors has determined that Mr. Jorge Awad M., a member of our Audit Committee, qualifies as an “audit committee financial expert” and as independent within the meaning of this Item 16A.

Item 16B.	Code of Ethics

We have adopted a new Code of Ethics, as defined in Item 16B of Form 20-F under the Exchange Act. In 2008, pursuant to the terms of the merger agreement with Citibank Chile, we modified our Code of Ethics to incorporate the key elements of Citigroup’s Code of Conduct. The Code of Ethics applies to our Chief Executive Officer, Chief Financial Officer, Principal Accounting Officer and persons performing similar functions, and to all other employees without exception. A current copy of the Code of Ethics is filed as Exhibit 11.1 to this Form 20-F.

Item 16C.	Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent auditors, Ernst & Young Limitada, during the fiscal years ended December 31, 2007 and 2008:

	Year ended December 31,
	2007		2008
	(in millions of constant Ch$ as of December 31, 2008)
Audit fees	Ch$	630	Ch$	561
Audit-related fees		2		8
Tax fees		0		0
Other fees		92		16

Total fees	Ch$	724	Ch$	585

“Audit fees” in the above table are the aggregate fees billed by Ernst & Young Limitada in connection with the audit of our annual financial statements. This line item includes: (i) reviews and advisory services related to filings with the LSE and the Securities and Exchange Commission, (ii) the statutory audit required by local regulations, and (iii) the audit of the consolidated financial statements required by Item 18 of Form 20-F.

“Audit-related fees” in the above table are fees billed by Ernst & Young Limitada for other expenses related to review of our branches in Chile. This includes travel and subsistence expenses for the audit team.

“Tax fees” in the above table represent fees charged by Ernst & Young Limitada for tax-related services.

“Other fees” in the above table are fees billed by Ernst & Young Limitada related to compensation for research studies during 2008, and services rendered in connection with the merger of Legg Mason Chile Mutual Funds with Banchile Mutual Funds.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not Applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

We did not make any purchases of our previously issued shares during the fiscal year ended December 31, 2008.

Item 16F.	Change in Registrant’s Certifying Accountant

Not Applicable.

Item 16G.	Corporate Governance

Pursuant to Section 303A.11 of the Listed Company Manual of the NYSE, we are required to provide a summary of the significant ways in which our corporate governance practices differ from those required for U.S. companies under the NYSE listing standards. We are a Chilean bank with shares listed on the Santiago Stock Exchange, the LSE and the Latibex. Our corporate governance practices are governed by our bylaws, the General Banking Law, the Chilean Corporations Law, the Ley de Mercado de Valores No. 18,045 (the Securities Market Law), and the regulations issued by the Chilean Superintendency of Banks.

The table below discloses the significant differences between our corporate governance practices and the NYSE standards.

NYSE Standards	Our Corporate Governance Practice
Director Independence. Majority of board of directors must be independent. “Controlled companies,” which would include our company if it were a U.S. issuer, are exempt from this requirement. §303A.01

Pursuant to the General Banking Law, we are not required to make a determination as to the independence of our Directors.

Pursuant to the Chilean Corporations Law, we must determine whether the members of our Directors/Audit Committee (all of whom are members of our Board of Directors) are independent.

The definition of independence applicable to us pursuant to the Chilean Corporations Law differs in certain aspects from the definition applicable to U.S. issuers under the NYSE rules.

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

NYSE Standards	Our Corporate Governance Practice

Executive Sessions. Non-management directors must meet regularly in executive sessions without management. Independent directors should meet alone in an executive session at least once a year. §303A.03	There is no similar requirement under our bylaws or under applicable Chilean law.

Audit committee. Audit committee must satisfy the independence and other requirements of Rule 10A-3	We are in compliance with Rule 10A-3. The members of our Audit Committee are not required to satisfy.

under the Exchange Act, and the more stringent requirements under the NYSE standards is required. §§303A.06, 303A.07 the NYSE independence and other Audit Committee standards that are not prescribed by Rule 10A-3.

For a description of the duties of our Audit Committee under applicable Chilean law, see “Directors/Audit Committee Duties.”

Nominating/corporate governance committee. Nominating/corporate governance committee of independent directors is required. The committee must have a charter specifying the purpose, duties and evaluation procedures of the committee. “Controlled companies,” which would include our company if it were a U.S. issuer, are exempt from these requirements. §303A.04	We are not required to have, and do not have, a nominating/corporate governance committee.

Compensation committee. Compensation committee of independent directors is required, which must approve executive officer compensation. The committee must have a charter specifying the purpose, duties and evaluation procedures of the committee. “Controlled companies,” which would include our company if it were a U.S. issuer, are exempt from this requirement. §303A.05	We are not required to have a compensation committee. Pursuant to the Chilean Corporations Law, our Directors/Audit Committee must approve compensation plans.

Equity compensation plans. Equity compensation plans require shareholder approval, subject to limited exemptions.	Equity compensation plans require shareholder approval, subject to limited exemptions.

Code of Ethics. Corporate governance guidelines and a code of business conduct and ethics is required, with disclosure of any waiver for directors or executive officers. §303A.10	We have adopted a code of ethics applicable to all of our executive officers, a revised version of which is filed as an exhibit to this Form 20-F. We are required by Item 16B of Form 20-F to disclose any waivers granted to our Chief Executive Officer, Chief Financial Officer, Principal Accounting Officer and persons performing similar functions. Our Code of Ethics sets forth the principles and values that govern personnel conduct as well as other issues such as; conflicts of interests, usage of the privileged information, internal controls for fraud prevention and labor responsibility.

PART III

Item 17.	Financial Statements

Our financial statements have been prepared in accordance with Item 18 hereof.

Item 18.	Financial Statements

Our audited consolidated financial statements are included in this annual report beginning at page F-1.

Item 19.	Exhibits

LIST OF EXHIBITS

Exhibit No.	Exhibit

1.1	Estatutos of Banco de Chile, which serve as our articles of incorporation and bylaws (English translation).

2.1	Form of Deposit agreement among Banco de Chile, JPMorgan Chase Bank as depositary, and the holders from time to time of ADSs (incorporated by reference to our registration statement on Form F-4 (File No. 333-14020) filed on October 18, 2001).

2.2	Form of Foreign Investment Contract among Banco de A. Edwards, Citibank, N.A. and the Central Bank of Chile relating to the foreign exchange treatment of an investment in ADSs, together with an English translation thereof (incorporated by reference to Banco de A. Edwards’ registration statement on Form F-1 (Registration No. 33-97594) filed on September 29, 1995).

2.3	Amendment to Foreign Investment Contract among Banco de Chile (as successor to Banco de A. Edwards), Morgan Guaranty Trust Company of New York and the Central Bank of Chile, dated January 2, 2002, together with an English translation thereof (filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2001, and incorporated herein by reference).

3.1	Master Joint Venture Agreement between Quiñenco S.A., Citigroup, Inc. and Citibank Overseas Investment Corporation, dated July 19, 2007 (English translation) (filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2007, and incorporated herein by reference).

3.2	Shareholders Agreement between Quiñenco, S.A., Citigroup Chile S.A. and the minority shareholders of LQIF, dated December 27, 2007 (English translation) (filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2007, and incorporated herein by reference).

3.3	Amendment to the Master Joint Venture Agreement between Quiñenco S.A., Citigroup, Inc. and Citibank Overseas Investment Corporation, dated December 19, 2008 (English translation).

4.1	Merger Agreement between Banco de Chile and Citibank Chile, dated December 26, 2007 (English translation) (filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2007, and incorporated herein by reference).

4.2	Cooperation Agreement between Banco de Chile and Citigroup Inc., dated December 27, 2007 (English translation) (filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2007, and incorporated herein by reference).

4.3	Global Connectivity Agreement between Banco de Chile and Citigroup Inc., dated December 27, 2007 (English translation) (filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2007, and incorporated herein by reference).

4.4	Asset Purchase Agreement between Banco de Chile and Citibank, N.A., dated December 31, 2007 (English translation) (filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2007, and incorporated herein by reference).

4.5	Trademark License Agreement between Banco de Chile and Citigroup Inc., dated December 27, 2007 (English translation) (filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2007, and incorporated herein by reference).

4.6	First Supplementary Agreement to the Cooperation Agreement between Banco de Chile and Citigroup Inc., dated February 27, 2009 (English translation).

4.7	First Supplementary Agreement to the Global Connectivity Agreement between Banco de Chile and Citigroup Inc., dated February 27, 2009 (English translation).

4.8	Amendment to the Trademark License Agreement between Banco de Chile and Citigroup Inc., dated February 27, 2009 (English translation).

8.1	List of subsidiaries.

11.1	Code of Professional Ethics (English translation).

12.1	Certification under Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification under Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification under Section 906 of the Sarbanes-Oxley Act of 2002.

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

Date: June 29, 2009

Ch$	=	Chilean pesos
MCh$	=	Millions of Chilean pesos
US$	=	United States dollars
ThUS$	=	Thousands of United States dollars
UF	=	“Unidades de Fomento”, an inflation-indexed, peso denominated monetary unit. The UF rate is set daily based on changes in the Chilean Consumer Price Index.

Application of Constant Chilean Pesos

The December 31, 2006 and 2007 consolidated financial statements have been restated for general price-level changes and expressed in constant Chilean pesos of December 31, 2008 purchasing power.

Ernst & Young Chile Huérfanos 770, piso 5 Santiago Tel: 56 2 676 1000 Fax: 56 2 676 1010 www.ey.com/cl

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Banco de Chile:

We have audited the accompanying consolidated statements of financial position of Banco de Chile and its subsidiaries (the “Bank”) as of December 31, 2008 and 2007, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Banco de Chile and subsidiaries at December 31, 2008 and 2007, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in Chile and regulations issued by the Chilean Superintendency of Banks and Financial Institutions, which differ in certain respects from U.S. generally accepted accounting principles (see Note 34 to the consolidated financial statements).

As explained in Note 2(a)(ii), the Bank adopted a new format for presentation of the financial statements, as required by Circular No. 3,410 and all prior periods were also modified for comparison purposes.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 26, 2009, expressed an unqualified opinion thereon.

ERNST & YOUNG LIMITADA

Santiago, Chile,

June 26, 2009

Ernst & Young Chile Huérfanos 770, piso 5 Santiago Tel: 56 2 676 1000 Fax: 56 2 676 1010 www.ey.com/cl

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Banco de Chile:

We have audited Banco de Chile and subsidiaries’ internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Banco de Chile’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

Ernst & Young Chile Huérfanos 770, piso 5 Santiago Tel: 56 2 676 1000 Fax: 56 2 676 1010 www.ey.com/cl

In our opinion, Banco de Chile maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the 2008 consolidated financial statements of Banco de Chile and our report dated June 26, 2009, expressed an unqualified opinion thereon.

ERNST & YOUNG LIMITADA

Santiago, Chile,

June 26, 2009

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2008 and thousands of U.S. dollars)

			As of December 31,
	NOTE		2007	2008	2008
			MCh$	MCh$	ThUS$
					(Note 1 (t))
ASSETS
Cash and due from banks	3	(a)	405,194	751,223	1,194,104
Transactions in the course of collection	3	(b)	330,978	469,580	746,420
Trading securities	4		1,537,522	679,843	1,080,642
Securities purchased under resale agreement			75,283	75,519	120,041
Derivate instruments	6		88,331	904,726	1,438,105
Loans and advances to Banks	7		303,165	321,992	511,821
Loans to customers, net
Commercial loans			7,907,873	9,453,444	15,026,696
Residential mortgage loans			2,145,474	2,308,013	3,668,695
Consumer loans			1,475,813	1,887,548	3,000,347

Loans to customers			11,529,160	13,649,005	21,695,738
Allowances for loan losses	9		(146,794)	(227,201)	(361,148)

Total loans to customers, net	8		11,382,366	13,421,804	21,334,590
Available for sale instruments	5		—	1,071,438	1,703,101
Held to maturity instruments	5		—	—	—
Investments in other companies	11		8,014	11,377	18,084
Intangible assets	12		27,196	34,763	55,257
Fixed assets	13		183,901	205,369	326,444
Current tax assets	27	(b)	—	—	—
Deferred tax assets	27	(a)	49,042	70,505	112,071
Other assets	14		160,780	110,303	175,332

TOTAL ASSETS			14,551,772	18,128,442	28,816,012

The accompanying notes 1 to 35 are an integral part of these consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2008 and thousands of U.S. dollars)

			As of December 31,
	NOTE		2007	2008	2008
			MCh$	MCh$	ThUS$
					(Note 1 (t))
LIABILITIES
Current accounts and other demand deposits	15		2,735,681	3,007,261	4,780,183
Transactions in the course of payment	3	(b)	75,801	141,988	225,697
Securities sold under repurchase agreement			386,794	420,658	668,656
Saving accounts and time deposits	16		7,134,228	8,472,590	13,467,581
Derivate instruments	6		130,856	862,799	1,371,460
Borrowings from financial institutions	17		933,631	1,498,549	2,382,014
Debt issued	17		1,760,400	1,900,588	3,021,074
Other financial obligations	17		68,652	93,708	148,953
Current tax liabilities	27	(b)	6,449	9,053	14,390
Deferred tax liabilities	27	(a)	15,927	25,465	40,478
Provisions	19		73,433	290,990	462,542
Other liabilities	14		84,952	107,050	170,161

TOTAL LIABILITIES			13,406,804	16,830,699	26,753,189

EQUITY
Capital			785,358	1,106,491	1,758,819
Reserves			100,173	118,170	187,836
Other comprehensive income			(4,416)	(16,660)	(26,482)
Retained earnings:
Retained earnings from previous periods			—	8,007	12,728
Income for the year			263,852	272,425	433,032
Provisions for minimum dividends			—	(190,698)	(303,123)
Minority interest in consolidated subsidiaries			1	8	13

TOTAL EQUITY			1,144,968	1,297,743	2,062,823

TOTAL LIABILITIES & EQUITY			14,551,772	18,128,442	28,816,012

The accompanying notes 1 to 35 are an integral part of these consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2008 and thousands of U.S. dollars)

			Years ended December 31,
	NOTE		2006	2007	2008	2008
			MCh$	MCh$	MCh$	ThUS$
						(Note 1 (t))
A. STATEMENT OF INCOME
Interest revenue			845,641	1,204,230	1,663,643	2,644,439
Interest expense			(433,561)	(690,463)	(885,104)	(1,406,915)

Net interest revenue			412,080	513,767	778,539	1,237,524
Income from fees and commissions			218,026	238,097	275,899	438,554
Expenses from fees and commissions			(48,361)	(50,324)	(60,035)	(95,428)

Net fees and commissions	23		169,665	187,773	215,864	343,126
Gains (losses) from trading and brokerage activities			99,147	39,442	387,703	616,272
Foreign exchange transactions, net			(12,599)	19,756	(353,012)	(561,129)
Other operating income			29,768	23,942	68,386	108,703

TOTAL OPERATING REVENUES			698,061	784,680	1,097,480	1,744,496
PROVISIONS FOR LOAN LOSSES	9		(42,973)	(56,678)	(138,593)	(220,300)

OPERATING REVENUES, NET OF PROVISIONS FOR LOAN LOSSES			655,088	728,002	958,887	1,524,196
Staff expenses			(182,279)	(207,043)	(306,040)	(486,465)
Administrative expenses			(153,649)	(131,484)	(177,862)	(282,720)
Depreciation and amortization			(23,119)	(25,301)	(35,573)	(56,545)
Impairments			—	—	—	—
Other operating expenses			(30,733)	(27,452)	(54,373)	(86,429)

TOTAL OPERATING EXPENSES			(389,780)	(391,280)	(573,848)	(912,159)

NET OPERATING INCOME			265,308	336,722	385,039	612,037
Income attributable to affiliates	11	(a)	1,206	(2,229)	2,987	4,748
Loss from price-level restatement	1	(b)	(9,972)	(41,325)	(77,789)	(123,649)

INCOME BEFORE INCOME TAX			256,542	293,168	310,237	493,136
INCOME TAX	27	(b)	(28,182)	(29,316)	(37,810)	(60,101)

NET INCOME FOR THE YEAR			228,360	263,852	272,427	433,035

Attributable to:
Equity holders of the parent			228,359	263,852	272,425	433,032
Minority interest			1	—	2	3

NET INCOME			228,360	263,852	272,427	433,035

The accompanying notes 1 to 35 are an integral part of these consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2008 and thousands of U.S. dollars)

	Years ended December 31,
	2006	2007	2008	2008
	MCh$	MCh$	MCh$	ThUS$
				(Note 1 (t))
B. CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
NET INCOME FOR THE YEAR	228,360	263,852	272,427	433,035
OTHER COMPREHENSIVE INCOME
Net unrealized gains (losses) on available for sale investments	(15)	9	(17,291)	(27,485)
Cumulative translation adjustment	380	(2,727)	4,087	6,496

Other comprehensive income before tax	365	(2,718)	(13,204)	(20,989)
Income tax related to other comprehensive income	3	(2)	2,939	4,672

Total other comprehensive income	368	(2,720)	(10,265)	(16,317)

TOTAL CONSOLIDATED COMPREHENSIVE INCOME	228,728	261,132	262,162	416,718

Attributable to:
Equity holders of the parent	228,727	261,132	262,160	416,715
Minority interest	1	—	2	3
Comprehensive net income per share attributable to equity holders of the parent:

Basic net income	Ch$3.31	Ch$3.63	Ch$3.25	US$0.005
Diluted net income	Ch$3.31	Ch$3.63	Ch$3.25	US$0.005

The accompanying notes 1 to 35 are an integral part of these consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2008 and thousands of U.S. dollars)

	Years ended December 31,
	2006	2007	2008	2008
	MCh$	MCh$	MCh$	ThUS$
			(Note 1 (s))	(Note 1 (t))
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	228,360	263,852	272,427	433,035
Items that do not represent cash flows:
Depreciation and amortization	23,119	25,301	35,573	56,545
Provisions for loan losses	75,839	94,928	178,241	283,322
Fair value adjustments of trading securities	(6,937)	5,707	(2,836)	(4,508)
(Income) loss attributable to affiliates	(1,206)	2,229	(2,987)	(4,748)
Net gain on sales of assets received in lieu of payment	(4,374)	(1,532)	(7,570)	(12,033)
Gain on sales of bank premises and equipment	(63)	(454)	118	188
Write-offs of assets received in lieu of payment	13,828	11,965	4,188	6,657
Loss from price-level restatement	9,972	41,325	77,789	123,649
Minority interest	1	—	—	—
Other credits which do not represent cash flows	18,472	(5,167)	(102,517)	(162,956)
Net changes in interest and fee accruals	29,523	(21,030)	(196,383)	(312,160)

TOTAL CASH FLOWS FROM OPERATING ACTIVITIES	386,534	417,124	256,043	406,991

CASH FLOWS FROM INVESTING ACTIVITIES
Net increase in loans to customers	(1,215,237)	(1,546,832)	(1,311,853)	(2,085,252)
Net increase in investments	137,438	52,838	(394,015)	(626,305)
Net decrease (increase) in investments purchased under agreements to resell	(69,989)	(164,459)	—	—
Purchases of bank premises and equipment	(25,895)	(28,099)	(16,311)	(25,927)
Proceeds from sales of bank premises and equipment	136	2,578	778	1,237
Investment in other companies	—	(2,222)	(6,311)	(10,032)
Dividends received from investments in other companies	736	930	1,015	1,613
Sale of investments in other companies	8	—	—	—
Proceeds from sale of assets received in lieu of payment	10,767	5,187	12,040	19,138
Net changes in other assets and liabilities	(452,256)	(504,339)	(38,685)	(61,492)

TOTAL CASH FLOWS FROM INVESTING ACTIVITIES	(1,614,292)	(2,184,418)	(1,753,342)	(2,787,020)

CASH FLOWS FROM FINANCIAL ACTIVITIES
Net increase in current accounts	260,508	242,272	129,942	206,549
Net increase in savings accounts and time deposits	1,341,956	717,360	1,003,026	1,594,357
Decrease in other demand or other deposits	118,410	5,273	(19,803)	(31,478)
Net increase (decrease) in investments sold under agreements to repurchase	42,291	(5,286)	27,748	44,107
Net increase (decrease) in short-term foreign borrowings	302,003	(128,913)	214,723	341,312
Increase mortgage finance bonds	59,303	5,532	3,487	5,543
Repayment of mortgage finance bonds	(138,533)	(101,572)	(96,439)	(153,294)
Decrease in other short-term borrowings	(13,206)	17,817	(86,427)	(137,380)
Borrowings from Central Bank (long-term)	524	1,503	470	747
Payments of borrowings from Central Bank (long-term)	(1,191)	(1,845)	(769)	(1,222)
Proceeds from bond issuances	385,379	248,470	237,784	377,969
Repayment of bond issuances	(13,975)	(41,937)	(21,778)	(34,617)
Long-term foreign borrowings	594,312	680,659	40,970	65,124
Payment of long-term foreign borrowings	(975,921)	(342,493)	(617)	(981)
Other long-term borrowings	1,764	2,050	1,666,427	2,648,864
Payment of other long-term borrowings	(87)	(171)	(1,176,750)	(1,870,500)
Subscription and payment of shares	—	91,857	17,370	27,610
Dividends paid	(175,122)	(175,777)	(264,463)	(420,376)

TOTAL CASH FLOWS FROM FINANCING ACTIVITIES	1,788,415	1,214,799	1,674,901	2,662,334

Effect of price-level restatement on cash and cash equivalent	(23,801)	(70,578)	(89,907)	(142,911)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENT	536,856	(623,073)	87,695	139,394
Cash and cash equivalent at beginning of year	1,270,056	1,806,912	1,298,786 (*)	2,064,482

CASH AND CASH EQUIVALENT AT END OF YEAR	1,806,912	1,183,839	1,386,481	2,203,876

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the year for:
Interest paid	416,742	561,462	810,904	1,288,970
Income taxes paid	41,480	49,863	104,450	166,028

(*)	Balance at January 1, 2008, includes the cash and cash equivalents from Citibank Chile after the merge with Banco de Chile at the same date.

The accompanying notes 1 to 35 are an integral part of these consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2008)

					Retained earnings
	Number of shares Millions	Paid in share capital MCh$	Reserves MCh$	Other comprehensive income, net MCh$	Retained earnings MCh$	Net Income for the year MCh$	Provision for minimum dividends MCh$	Minority Interest MCh$	Total Equity MCh$
Balance as of January 1, 2006	68,079.8	513,084	83,170	(1,871)	—	180,724	—	1	775,108
Transfer to retained earnings	—	—	10	—	180,714	(180,724)	—	—	—
Capitalization of retained earnings (1)	957.8	30,984	—	—	(30,984)	—	—	—	—
Dividends paid (1)	—	—	—	—	(149,730)	—	—	—	(149,730)
Adjustment to fair value as result of adoption of Circular 3,345 (2)	—	—	960	—	—	—	—	—	960
Price – level restatement	—	11,462	1,271	—	—	—	—	—	12,733
Valuation adjustment on available for sale securities (*)	—	—	—	(11)	—	—	—	—	(11)
Cumulative translation adjustment (**)	—	—	—	325	—	—	—	—	325
Net Income for the year	—	—	—	—	—	195,248	—	—	195,248

Balance as of December 31, 2006	69,037.6	555,530	85,411	(1,557)	—	195,248	—	1	834,633

Balance as of December 31, 2006 restated in constant Chilean pesos as of December 31, 2008		649,740	99,896	(1,821)	—	228,359	—	1	976,175

Balance as of January 1, 2007	69,037.6	555,530	85,411	(1,557)	—	195,248	—	1	834,633
Transfer to retained earnings	—	—	4	—	195,244	(195,248)	—	—	—
Capitalization of retained earnings (3)	882.4	33,833	—	—	(33,833)	—	—	—	—
Dividends paid (3)	—	—	—	—	(161,411)	—	—	—	(161,411)
Subscription and payment of shares (4)	2,076.1	84,350	—	—	—	—	—	—	84,350
Price-level restatement	—	47,461	6,570	—	—	—	—	—	54,031
Valuation adjustment on available for sale securities (*)	—	—	—	7	—	—	—	—	7
Cumulative translation adjustment (**)	—	—	—	(2,505)	—	—	—	—	(2,505)
Net Income for the year	—	—	—	—	—	242,288	—	—	242,288

Balance as of December 31, 2007	71,996.1	721,174	91,985	(4,055)	—	242,288	—	1	1,051,393

Balance as of December 31, 2007 restated in constant Chilean pesos as of December 31, 2008		785,358	100,173	(4,416)	—	263,852	—	1	1,144,968

Balance as of January 1, 2008	71,996.1	721,174	91,985	(4,055)	—	242,288	—	1	1,051,393
Capital increase as a result of the merger (5)	8,443.9	277,791	16,678	(2,340)	29,529	—	—	9	321,667
Transfer to retained earnings	—	—	—	—	242,288	(242,288)	—	—	—
Dividends paid (6)	—	—	—	—	(264,463)	—	—	—	(264,463)
Subscription and payment of shares (7)	439.9	17,370	—	—	—	—	—	—	17,370
Price level restatement	—	90,156	9,507	—	653	—	—	—	100,316
Valuation adjustment on available for sale securities (*)	—	—	—	(14,352)	—	—	—	—	(14,352)
Cumulative translation adjustment (**)	—	—	—	4,087	—	—	—	—	4,087
Merger of subsidiaries	—	—	—	—	—	—		(4)	(4)
Net income for the year	—	—	—	—	—	272,425	—	2	272,427
Provision form minimum dividends (8)	—	—	—	—	—	—	(190,698)	—	(190,698)

Balance as of December 31, 2008	80,879.9	1,106,491	118,170	(16,660)	8,007	272,425	(190,698)	8	1,297,743

The accompanying notes 1 to 35 are an integral part of these consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2008)

(1)	On March 23, 2006, at the Extraordinary Shareholders’ Meeting of Banco de Chile, the shareholders agreed to increase the Bank’s capital, through the capitalization of 30% of total income for the year 2006. On March 28, 2006, the Central Bank of Chile communicated its decision of opting for the cash payment of all dividends payable to it as creditor of the subordinated debt. Consequently, the amount capitalized was MCh$30,984 (in historical pesos), through the issuance and distribution of 957.8 million shares. This implied the distribution of a dividend totaling MCh$149,730 (in historical pesos).
(2)	Relates to the valuation difference generated by the application of Circular No. 3,345, for those financial instruments and derivatives in force as of December 31, 2005.
(3)	On March 22, 2007, the Extraordinary General Shareholders’ Meeting agreed to increase its capital through the capitalization of 30% of 2006 net income. On March 26, 2007 the Central Bank of Chile communicated its decision to be paid in cash all the dividends corresponding to it. Consequently, the capitalized amount was Ch$33,832.8 (historical) through issuance and distribution of 882,459,200 shares. This implied distributing a dividend in the total amount of MCh$161,411.3 (historical).
(4)	The Extraordinary General Shareholders’ Meeting of Banco de Chile, held on May 17, 2007, agreed to increase the Bank’s capital in the amount of Ch$110 thousand million through issuance of 2,516,010,979 cash shares without par value.

As of December 31, 2007, 2,076,059,351 cash shares have been subscribed and paid amounting MCh$84,350 (historical).

(5)	On January 1, 2008, as a result of the merger between Banco de Chile and Citibank Chile, 8,443,861,140 nominative, ordinary shares with no par value, of the “Banco de Chile–S” series, that were given to the shareholders of Citibank Chile, in the proportion of 8,443.86114 shares of Banco de Chile for each share of Citibank Chile.
(6)	In the Ordinary Shareholders’ Meeting held on March 27, 2008, the Bank’s shareholders agreed to distribute and pay dividend No. 196 amounting to Ch$3.359690 per common share of Banco de Chile (Ch$2,158.14/ADS), with a charge to retained earnings. Shareholders also agreed to distribute and pay a dividend of Ch$2.626161 per “Banco de Chile-S” series share with a charge to Citibank Chile retained earnings.
(7)	As agreed by Banco de Chile shareholders at the Extraordinary Shareholders’ Meeting held May 17, 2007, during 2008, 439,951,628 were subscribed and fully paid (120,000,000 in March and 319,951,628 in May respectively).
(8)	As indicated in Note 2 (a) on Accounting Changes, the Board of Directors established a minimum dividend distribution policy for 2008 of 70% of net income. Accordingly, the Bank recorded a liability under the line item “provisions” for an amount of MCh$190,698 against “Retained earnings”. Until 2007, dividends were recorded when declared.
(*)	These balances are presented net of the deferred taxes originated from adjustments to the market value of the available for sale securities.
(**)	Relates to the valuation of investments in foreign branches (See Note 1 (u)).

The accompanying notes 1 to 35 are an integral part of these consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2008)

1. Summary of Significant Accounting Policies

(a) Basis of presentation

Banco de Chile (“Banco de Chile” or the “Bank”) is a Corporation organized under the laws of the Republic of Chile, regulated by the Superintendency of Banks and Financial Institutions (“SBIF”). Starting in 2001, Banco de Chile is regulated by the United States Securities and Exchange Commission (“SEC”), as the Bank is listed on the New York Stock Exchange (“NYSE”), through its American Depository Receipt (ADR) program, which is also registered in the London Stock Exchange. Banco de Chile’s shares are also listed on the Latinamerican securities market of the Madrid Stock Exchange (“LATIBEX”).

Banco de Chile offers a broad range of banking services to customers, ranging from individuals to large corporations. The services are managed in the following segment for internal reporting purposes: Wholesale Market, Retail Market, Treasury and Subsidiaries. The Bank's subsidiaries provide other services including securities brokerage, mutual fund management, factoring, insurance brokerage, financial advisory and securitization.

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Chile and regulations of the Superintendency of Banks. Certain accounting practices applied by the Bank that conform to Chilean GAAP may not conform to generally accepted accounting principles in the United States (“US GAAP”) or International Financial Reporting Standards (“IFRS”). For the convenience of the reader, the consolidated financial statements have been translated into English and certain subtotals and clarifying account descriptions have been added.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. In certain cases generally accepted accounting principles require that assets or liabilities be recorded or disclosed at their fair values. The fair value is the amount at which an asset could be bought or sold or in the case of a liability could be transferred or settled in a current transaction between willing parties, other than in a forced or liquidation sale. Where quoted markets are not available, Banco de Chile has estimated such values based on the best information available, including using modeling and other valuation techniques.

The consolidated financial statements include the financial position and results of operations of Banco de Chile and its majority-owned subsidiaries. All significant intercompany transactions and balances have been eliminated in the consolidation. The majority-owned subsidiaries of Banco de Chile as of December 31, 2007 and 2008 are as follows:

Subsidiary

	Interest Owned %
	2007			2008
	Direct	Indirect	Total	Direct	Indirect	Total
Banco de Chile Sucursal Nueva York	100.00	—	100.00	—	—	—
Banco de Chile Sucursal Miami	100.00	—	100.00	—	—	—
Banchile Trade Services Limited (Hong Kong)	100.00	—	100.00	100.00	—	100.00
Banchile Administradora General de Fondos S.A.	99.98	0.02	100.00	99.98	0.02	100.00
Banchile Asesoría Financiera S.A.	99.96	—	99.96	99.96	—	99.96
Banchile Corredores de Seguros Ltda.	99.75	0.25	100.00	99.83	0.17	100.00
Banchile Corredores de Bolsa S.A.	99.68	0.32	100.00	99.68	0.32	100.00
Banchile Factoring S.A.	99.75	0.25	100.00	99.75	0.25	100.00
Banchile Securitizadora S.A.	99.00	1.00	100.00	99.00	1.00	100.00
Socofin S.A.	99.00	1.00	100.00	99.00	1.00	100.00
Promarket S.A.	99.00	1.00	100.00	99.00	1.00	100.00
Citibank Agencia de Valores S.A. (*)	—	—	—	99.90	—	99.90

(*)	As a result of the merger, Banco de Chile as the legal successor and continuing entity of Citibank Chile, holds title to all of the rights that belong to the corporation Citibank Agencia de Valores S.A. which consequently became subsidiaries of Banco de Chile in accordance with article 70 of the General Banking Law and Chapter 11-6 of the Updated Compilation of Standards.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2008)

1. Summary of Significant Accounting Policies (continued)

(a) Basis of presentation (continued)

For presentation purposes, the merger between Banco de Chile and Citibank Chile was accounted for as a “pooling of interest” in accordance to Technical Bulletin N° 72 on a prospective basis. Accordingly, financial statements for periods prior to January 1, 2008 are not restated and Banco de Chile is considered to be the continuing entity for legal and accounting purposes.

(b) Price-level restatement

The consolidated financial statements are prepared on the basis of general price-level accounting in order to reflect the effect of changes in the purchasing power of the Chilean peso for Banco de Chile and its Chilean subsidiaries during each year. At the end of each reporting period, the consolidated financial statements are stated in terms of the general purchasing power of the Chilean peso using changes in the Chilean consumer price index (“CPI”) as determined by the Chilean National Institute of Statistics as follows:

•	Non-monetary assets, liabilities, and equity accounts are restated in terms of year-end purchasing power using the “prior month rule”, as described below.

•	Consistent with general banking practices in Chile, no specific purchasing power adjustments are made to the income statement accounts.

•	Monetary items are not restated, as such items are, by their nature, stated in terms of current purchasing power in the consolidated financial statements.

•

The price-level restatement debit or credit in the income statement represents the monetary loss or gain in purchasing power from holding monetary assets and liabilities exposed to the effects of inflation.

•

For comparative purposes, the consolidated financial statements for periods through December 31, 2007 have been restated in Chilean pesos of general purchasing power as of December 31, 2008 (“constant pesos”), to reflect changes in the CPI from the financial statement dates to December 31, 2008. This updating does not change the prior year’s financial statements or information in any way except to update the amounts therein to constant pesos of similar purchasing power. Amounts previously presented in constant Chilean pesos as of each balance sheet date have been adjusted by the percentage changes in the Chilean CPI to December 31, 2008, as follows:

Year	Change in Index
2006	7.4%
2007	8.9%

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

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2008)

1. Summary of Significant Accounting Policies (continued)

(b) Price-level restatement (continued)

The values of the CPI used for price-level restatement purposes are as follows:

Year	Index (*)	Change in Index
2006	124.11	2.1%
2007	133.34	7.4%
2008	145.19	8.9%

*	Index as of November 30, of each year under prior month rule described above.

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

The net charge to income for price-level restatement is comprised of the following restatements of non-monetary assets and liabilities. These figures are expressed in constant Chilean pesos of December 31, 2008.

	Year ended December 31,
	2006	2007	2008
	MCh$	MCh$	MCh$
Equity	(14,892)	(58,840)	(100,316)
Fixed assets	3,439	11,958	16,683
Investment in other companies	163	597	790
Other	1,318	4,960	5,054

Net loss from price-level restatement	(9,972)	(41,325)	(77,789)

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

December 31,	Ch$
2006	18,336.38
2007	19,622.66
2008	21,452.57

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2008)

1. Summary of Significant Accounting Policies (continued)

(c) Index-linked assets and liabilities (continued)

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

Changes in the fair value of derivative contracts maintained for investing purpose are included under “Gains (losses) from trading activities” in the Consolidated Statement of Income.

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

Chilean pesos as of December 31, 2008)

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

(f) Trading securities:

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

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2008)

1. Summary of Significant Accounting Policies (continued)

(g) Investments held to maturity and available for sale securities:

Investments held to maturity include only those securities for which the Bank has the ability and intention of keep them until maturity. The remaining investments are considered as available for sale securities.

At inception, both investments are recorded at cost, including transaction costs.

Available for sale securities are subsequently measured at their fair value based on market prices or valuation models. Unrealized gains or losses as result of fair value adjustments are recorded in equity, net of tax. When an available for sale securities is disposed of or impaired, the accumulated fair value adjustment recorded in equity is transferred to income and reported under the line item “Gains (losses) from trading activities” when applicable.

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

As of December 31, 2008 and 2007, the Bank and subsidiaries do not hold held to maturity instruments.

(h) Transactions with repurchase and resale agreements:

The Bank and its subsidiaries enter into security repurchase agreements as a form of borrowing. Investments that are sold subject to a repurchase obligation and that serve as collateral for borrowings are reclassified as “Trading securities” or “Available for sale”. The liability to repurchase the investment is classified as “Securities sold under repurchase agreements”, which is valued in accordance with the agreed-upon interest rate.

The Bank and its subsidiaries also enter into resale agreements as a form of investment. Under these agreements, purchases securities, which are included as assets under the caption “Securities purchased under resell agreements”, which are valued in accordance with the agreed-upon interest rate.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2008)

1. Summary of Significant Accounting Policies (continued)

(i) Loans to customers, allowances, charge-offs and loans recoveries:

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

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2008)

1. Summary of Significant Accounting Policies (continued)

(i) Loans to customers, allowances, charge-offs and loans recoveries (continued):

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

Cash recoveries on written-off loans including loans that were reacquired from the Central Bank of Chile, recorded in memorandum accounts (see Note 25), are recorded directly to income, as a reduction of the “Provision for loan losses” item.

(j) Leasing contracts

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

(k) Factoring transactions

Banco de Chile and its subsidiary Banchile Factoring S.A. carry out factoring transactions, where they receive invoices and other commercial instruments representative of credit, with or without recourse, and they advance to the assignor a percentage of the total amounts to be collected from the original debtor.

The caption “Loans to customers” includes MCh$483,904 (MCh$511,656 in 2007), corresponding to the amount advanced to the assigner plus accrued interest net of payments received.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2008)

1. Summary of Significant Accounting Policies (continued)

(l) Investments in other companies

Shares or rights in other companies that are integral to the operations of Banco de Chile and where Banco de Chile holds a less than majority interest but has significant influence over the operating activities of the invested are accounted for under the equity method. Other minority investments are carried at cost restated for price-level changes.

(m) Intangibles assets:

This account includes goodwill, identifiable intangible assets and software, net of accumulated amortization and adjustments.

Intangible assets such as goodwill, assets generated in business combinations such as core deposit, software and trademark are valued at price-level restated cost and amortized using the straight-line method based on their estimated useful lives. The maximum amortization period for software is six years.

(n) Fixed assets, net

Fixed assets are stated at acquisition cost net of accumulated depreciation and have been restated for price-level changes. Depreciation is calculated using the straight-line method over the estimated useful lives of the underlying assets. Maintenance and repair costs are charged to income. The cost of significant renovations and improvements is capitalized.

Property, plant and equipment	Estimated Useful Life
Land and buildings	5-50
Furniture and fixtures	3-10
Machinery and equipment	2-10
Vehicles	5
Other equipment	6-8

(o) Assets received in lieu of payment

Assets received in lieu of payment are recorded at restated cost less regulatory charge-offs and presented net of a portfolio valuation allowance. The Superintendency of Banks and Financial Institutions requires regulatory charge-offs if the asset is not sold within one year of foreclosure.

(p) Deferred taxes and income taxes:

The deferred taxes effects of temporary differences between the financial and tax values of assets and liabilities are recorded in accordance with generally accepted accounting principles in Chile (“Chilean GAAP”) by using the liability method.

Income tax provision is determined based on current Chilean tax legislation.

The total impact of deferred and income taxes in showed under Note 27.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2008)

1. Summary of Significant Accounting Policies (continued)

(q) Staff severance indemnities

Banco de Chile has recorded a liability for long-term severance indemnities in accordance with employment contracts it has with certain employees. The liability, which is payable to specified retiring employees with more than 30 years of service, is recorded at the present value of the accrued benefits, which are calculated by applying a real discount rate to the benefit accrued as of year-end over the estimated average remaining service period. For the years ended December 31, 2006, 2007 and 2008, the obligation has been discounted using the real interest rate of 6% per annum.

(r) Fees and expenses related to loans and services

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

(s) Consolidated statements of cash flows

Cash and cash equivalents corresponds to the account “Cash and bank deposits”, plus (minus) the net balance of transactions in the course of collection that are shown in the Statement of Consolidated Financial Position, plus highly-liquid trading and available-for-sale instruments with insignificant risk of changing value, maturing in no more than three months from the date of acquisition and repurchase agreements with similar conditions. It also includes investments in fixed-income mutual funds that are presented together with trading instruments in the Statement of Consolidated Financial Position. For the years ended December 31, 2006, 2007 and 2008 the consolidated statement of cash flows has been prepared in accordance with Technical Bulletin No.65 of the Chilean Association of Accountants.

(t) Convenience translation to U.S. dollars

Banco de Chile maintains its accounting records and prepares its consolidated financial statements in Chilean pesos. The U.S. dollar amounts disclosed in the accompanying financial statements are presented solely for the convenience of the reader at the observed exchange rate for December 31, 2008 of Ch$629,11 per US$1.00. This translation should not be construed as representing that the Chilean peso amounts actually represent or have been, or could be, converted into U.S. dollars at such a rate or, any other rate.

(u) Translation of financial statements of Banco de Chile’s foreign branches and subsidiaries

The Bank translates the accounting records of its subsidiary Banchile Trade Services Limited, Hong Kong to Chilean pesos from US dollars in accordance with guidelines established by the SBIF, which are consistent with Technical Bulletin No. 64, “Accounting for Investments Abroad”, issued by the Chilean Association of Accountants. All Comprehensive Income Statement and Financial Position Statement amounts are translated into Chilean pesos as of the exchange rate in effect as of the applicable balance sheet date. Under this standard the foreign investment recorded in the parent company’s books is price-level restated, the effects of which are reflected in income, while any foreign exchange gains or losses between the Chilean peso and the US dollar, net of the effects of Chilean inflation, is recorded in shareholders’ equity in the account “Other comprehensive income”.

As of December 31, 2007, Banco de Chile applied the same criteria for their New York and Miami branches.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2008)

1. Summary of Significant Accounting Policies (continued)

(v) Business combination

On January 1, 2008, the merger transaction between Banco de Chile and Citibank was effective. This business combination was deemed as a merger of entities under common control as both banks were controlled by the same parent company at the date of the merger transaction. The merger of entities under common control is prescribed by Technical Bulletin No. 72 (“BT 72”). BT 72 states that this type of transactions should be accounted using the pooling-of-interest method, whereby Citibank net assets acquired were recorded in the books of Banco de Chile at their previous carrying amount not recording any fair value adjustments or other identifiable net asset or intangible acquired.

2. Changes in Accounting Principles

(a)	The SBIF, through its Circular No. 3,410 dated November 9, 2007, subsequently supplemented by Circular No. 3,443 dated August 21, 2008, introduced the new Compendium of Accounting Standards that Banks must apply as result of the IFRS convergence project developed by this Superintendency. The main impacts originated by the application of these new accounting criteria are described below:

i.	Accounting changes applied during 2008:

In accordance with Chapters B-4 and E of the above mentioned Compendium of Accounting Standards, the Bank recorded a liability for an amount of MCh$190,698 under the line item “Provisions” as of December 31, 2008 related to the minimum dividends payment, reflecting as a counterpart an equity reduction for the same amount under “Retained earnings”. Until 2007, dividend obligations were recorded when declared by the Shareholders’ Meeting. This change did not generate effects on income.

ii.	New formats for the presentation of financial statements applied starting 2008:

Chapter C-3 of the above mentioned Compendium of Accounting Standards established the new formats for presentation of the annual financial statements, requiring in Chapter E, its application starting in 2008. The application of these new formats only affected the presentation of these financial statements, and did not have an effect on the accounting criteria applied by the Bank. For comparison purposes the 2007 and 2006 financial statements have been modified in accordance with the new presentation format, and therefore, the financial statements that are presented for this period differ, in terms of their presentation, from those reported the previous year.

iii.	Standards that will be applicable starting in 2009:

In addition, the above-mentioned Compendium of Accounting Standards establishes that starting January 1, 2009, banks must begin with the application of the new accounting criteria established by the SBIF, and in those matters not addressed by the compendium, apply IFRS. The changes in accounting criteria are related, among other things, to the following matters: a) suspension of the price-level restatement mechanism; b) option to revaluate fixed assets as of the date of first time adoption; c) changes and incorporation of additional disclosures in notes to the financial statements; etc.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2008)

2. Changes in Accounting Principles (continued)

The application of these new accounting criteria originated adjustments on the Bank’s equity accounts as of January 1, 2009, and will also affect the determination of income in future years. Likewise, and only for comparison purposes with the financial statements that will be presented in 2009, the Bank must present the financial statements for 2008 in accordance with the new accounting criteria, which will differ from those presented herein. As of the issuance date of these consolidated financial statements, the prepared the information that allow it to estimate, with reasonable objectivity, the final adjustments that must be recorded in 2009 and the effects on the statement of financial position and on the statement of comprehensive income for 2008 (See further details in note 35).

(b)	Subsequent to the merge between Banco de Chile and Citibank Chile, which was effective on January 1, 2008, the Bank proceeded with the homologation criteria maintained by each bank before the merger with respect to financial instruments classification, according to the different categories defined by the rule. The homologation criteria process performed at September 30, 2008 has implied to reclassify certain financial instruments from “Trading Securities” to “Available for sale instruments” by an amount equivalent to MCh$244,827 (historical).

(c)	During the period ended December 31, 2008, there have not been other accounting changes that may significantly affect these consolidated financial statements.

3. Cash and Cash Equivalent

(a)	Details of cash and cash equivalent and its reconciliation to the statement of cash flows at each year-end is as follows:

	As of December 31,
	2007	2008
	MCh$	MCh$
Cash and due from banks
Cash	227,645	223,103
Chilean Central Bank deposits	39,899	168,255
Deposits in other Domestic banks	58,079	80,624
Deposits abroad	79,571	279,241

Subtotal – Cash and due from banks	405,194	751,223

Net transactions in the course of settlement.	255,177	327,592
Highly liquid financial instruments	448,185	232,147
Repurchase agreements	75,283	75,519

Total Cash and Cash equivalent	1,183,839	1,386,481

In accordance with guidelines established by the Superintendency of Banks, Banco de Chile must maintain certain non-interest bearing balances in its account with the Central Bank. The required balances are based upon specified financial criteria, including the level of Banco de Chile’s deposits, the amounts of its foreign borrowings and its average liabilities. These restricted cash amounts totaled MCh$318,030 and MCh$466,235 as of December 31, 2007 y 2008, respectively.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2008)

3. Cash and Cash Equivalent (continued)

(b)	Transactions in the course of settlement:

Transactions in the course of settlement are transactions for which the only remaining step is settlement, which will increase or decrease the funds in the Central Bank or in foreign banks, normally occurring within 12 to 24 business hours and are detailed as follows:

	As of December 31,
	2007	2008
	MCh$	MCh$
Assets
Documents drawn on other banks (clearing)	193,060	230,861
Funds receivable	137,918	238,719

Subtotal transactions in the course of collection	330,978	469,580

Liabilities
Funds payable	(75,801)	(141,988)

Subtotal transactions in the course of payment	(75,801)	(141,988)

Net transactions in the course of settlement	255,177	327,592

4. Trading Securities

The detail of securities classified as trading is as follows:

	As of December 31,		Weighted Average Nominal Rate as of December 31, 2008
	2007	2008
	MCh$	MCh$	%
Instruments issued by the Chilean Government and the Central Bank of Chile
Instruments issued by the Central Bank	328,931	224,447	4.51%
Treasury bonds or notes payable	298	80,046	5.04
Other government instruments	449	39	4.00
Other instruments issued in Chile
Instruments issued by other banks	515,818	263,160	8.90
Bonds and commercial paper issued by companies	113,642	18,263	6.90
Other instruments issued in Chile	1,336	330	—
Instruments issued abroad
Instruments issued by other foreign banks	373,808	—	—
Other instruments issued abroad	24,225	40,579	0.24
Mutual fund investments
Funds managed by related companies	179,015	52,979	6.36

Total	1,537,522	679,843	6.22%

Instruments issued by the Chilean Government and Central Bank include instruments sold under agreements to repurchase to customers and financial institutions, equivalent to MCh$9,012 as of December 31, 2008 (MCh$53,064 in 2007).

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2008)

4. Trading Securities (continued)

Included in Other instruments issued in Chile and instruments issued abroad are instruments sold under agreements to repurchase to customers and financial instruments, equivalent to MCh$263,417 as of December 31, 2008 (MCh$207,424 in 2007).

Agreements to repurchase have an average expiration of 13 days as of year-end (9 days in 2007).

Additionally, the Bank holds financial investments in mortgage finance bonds issued by itself in the amount of MCh$113,127 (MCh$138,433 in 2007), which are presented as a reduction of the liability line item “Debt issued”.

5. Investments held to maturity and available for sale securities

(i) Available for sale

	As of December 31,		Weighted Average Nominal Rate as of December 31, 2008
	2007	2008
	MCh$	MCh$	%
Available for Sale
Instruments issued by the Chilean Government and Central Bank
Central Bank instruments	—	381,965	2.75%
Treasury bonds or notes payable	—	30,251	3.48
Other government instruments	—	11,466	4.16
Other instruments issued in Chile
Instruments issued by other banks	—	498,303	1.93
Bonds and commercial paper issued by companies	—	46,569	5.36
Instruments issued abroad
Other instruments issued abroad	—	102,884	6.73

Total	—	1,071,438	2.90%

As of December 31, 2008, the portfolio of available for sale securities include a net unrealized loss of MCh$16,692 recorded in equity.

(ii) Held to maturity

As of December 31, 2008 and 2007, the Bank and subsidiaries do not hold held to maturity instruments.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2008)

6. Derivative Instruments

(a) The Bank uses derivative instruments for investing and hedging purposes

	Notional amount of contract with final expiration date in						Fair value
	Less than 3 months		Over 3 months/ Less than 1 year		Over 1 year		Assets		Liabilities
	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Derivatives held for hedging purposes
Interest rate swaps	—	—	—	—	107,990	210,125	5,361	27,844	—	11,585

Total derivatives held for hedging purposes	—	—	—	—	107,990	210,125	5,361	27,844	—	11,585

Derivatives held for investing purposes

Currency forwards	3,527,642	6,448,816	1,897,223	4,226,628	208,273	476,500	41,456	554,044	69,387	480,797
Interest rate swaps	25,849	1,678,768	93,881	3,954,401	705,639	6,915,953	4,189	139,569	4,972	160,819
Currency and rate swaps	10,799	341,276	109,623	874,434	86,391	2,167,170	37,091	182,034	56,295	207,247
Currency Call options	16,054	5,033	8,730	13,840	—	—	99	912	79	1,709
Rate call options	—	—	—	—	644,488	647,006	—	—	123	21
Currency put options	4,162	4,404	—	13,211	—	—	135	323	—	621

Total derivatives held for investing purposes	3,584,506	8,478,297	2,109,457	9,082,514	1,644,791	10,206,629	82,970	876,882	130,856	851,214

Total derivative instruments	3,584,506	8,478,297	2,109,457	9,082,514	1,752,781	10,416,754	88,331	904,726	130,856	862,799

(b) Fair value of traded instruments

The table below sets forth the estimated fair value of derivative financial instruments held or issued by the Bank for trading and hedging purposes as of December 31, 2007 and 2008.

	Fair values as of December 31,
	2007	2008
	MCh$	MCh$
Contract to purchase and sell foreign exchange, net	(27,931)	73,247
Currency and interest rate swaps and options, net	(14,595)	(31,320)

For those instruments held by the Bank where no quoted market prices are available, fair values have been estimated using modeling and other valuation techniques.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2008)

7. Loans and Advance to Banks

As of December 31, 2008 and 2007, amounts are detailed as follows:

	As of December 31,
	2007	2008
	MCh$	MCh$
Domestic Banks
Unavailable Central Bank Deposits	246,605	250,000
Other Central Bank credits	155	665
Interbank loans	30,948	10,005
Current account overdrafts	2	—

Foreign Banks
Loans to foreign banks	25,682	33,484
Other credits with foreign banks	—	28,154
Provisions and impairment of loans with foreign banks	(227)	(316)

Total	303,165	321,992

8. Loans to customers, net

The loans and account receivable from clients included in the accompanying consolidated balance sheets are classified into subcategories as described below:

(a)	Commercial Loans

Comprised of loans and accounts receivable from clients not included in mortgage or consumer loans categories.

(b)	Mortgage Loans

This includes mortgage loans granted to individuals to acquire, expand, repair or build a home, issued as mortgage bonds, endorsable mortgage loans or other methods. It also includes supplementary loans for the same purposes and bridge loans granted during the period before the mortgage loan has been settled. This subcategory also includes residential real state lease transactions and other accounts receivable.

(c)	Consumer Loans

Comprised of all loans granted to individuals to be used for purchasing goods or services. It includes different types of loans (either installments or revolving), as well as balances from using credit cards or making overdrafts on current accounts belonging to individuals. Consumer loans also include consumer lease transactions and other accounts receivable.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2008)

8. Loans to customers, net (continued)

	As of December 31,
	2007	2008
	MCh$	MCh$
Commercial Loans:
Commercial loans	5,430,444	6,496,155
Foreign trade loans	946,065	1,532,302
Current account debtors	288,652	193,062
Factoring transactions	511,656	483,904
Leasing transactions	710,490	724,423
Other loans and accounts receivable	20,566	23,598

Subtotal	7,907,873	9,453,444

Mortgage Loans:
Mortgage bonds	298,788	256,875
Endorsable mortgage loans	232,813	203,996
Other residential real state mortgage loans	1,612,755	1,846,129
Other loans and accounts receivable	1,118	1,013

Subtotal	2,145,474	2,308,013

Consumer Loans:
Consumer loans in installments	1,000,477	1,324,250
Current account debtors	234,060	250,158
Credit card debtors	240,040	312,109
Lease transactions	66	54
Other loans and accounts receivable	1,170	977

Subtotal	1,475,813	1,887,548

Total Loans	11,529,160	13,649,005

Allowances:
Allowances for commercial loans	(82,185)	(124,777)
Allowances for mortgage loans	(8,323)	(11,199)
Allowances for consumer loans	(56,286)	(91,225)

Subtotal	(146,794)	(227,201)

Total Loans to Customers, Net	11,382,366	13,421,804

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2008)

8. Loans to customers, net (continued)

The following table summarizes the most significant loan concentrations expressed as a percentage of total loans, excluding contingent loans and before allowance for loan losses:

	As of December 31,
	2007	2008
	%	%
Residential mortgage loans	18.60	16.90
Financial services	18.40	16.78
Community, Social and Personal Services	14.93	15.41
Consumer loans	12.80	13.83
Commerce	9.51	10.54
Manufacturing	8.42	8.51

Substantial portions of Banco de Chile’s loans are to borrowers doing business in Chile.

9. Allowance for Loan Losses

The changes in the allowance for loan losses for the periods indicated are as follows:

	As of December 31,
	2006	2007	2008
	MCh$	MCh$	MCh$
Balance as of January 1,	138,498	140,288	146,794
Balance from Citibank Chile	—	—	20,840
Price-level restatement (1)	(2,849)	(9,665)	(12,350)
Charge-offs	(70,960)	(77,933)	(104,914)
Allowances established	75,739	94,332	176,840
Allowances released	(140)	(228)	(9)

Balance as of December 31,	140,288	146,794	227,201

(1)	Reflects the effect of both inflation and exchange rate changes of foreign branches and Banco de Chile’s subsidiary on the allowance for loan losses at the beginning of each period, adjusted to constant pesos of December 31, 2008.

The provisions for loan losses included in the results of operations for the periods indicated is as follows:

	Year ended December 31,
	2006	2007	2008
	MCh$	MCh$	MCh$
Allowances established	75,739	94,332	176,840
Allowances released	(140)	(228)	(9)
Loan loss recoveries	(32,866)	(38,250)	(39,648)
Other allowances established (1)	240	824	1,410

Net charges to income	42,973	56,678	138,593

(1)	Other allowances established includes provisions from Loans and Advances to Banks and Contingent.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2008)

10. Leasing Contracts

Banco de Chile’s scheduled cash flows to be received from leasing contracts have the following maturities as of December 31, 2007 and 2008:

	Total receivable		Unearned income		Net lease receivable
Maturity	2007	2008	2007	2008	2007	2008
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Due within one year	276,365	274,643	(31,643)	(34,417)	244,722	240,226
Due after 1 year but within 2 years	170,540	178,299	(22,201)	(23,336)	148,339	154,963
Due after 2 years but within 3 years	109,953	120,661	(15,280)	(15,779)	94,673	104,882
Due after 3 years but within 4 years	72,042	71,272	(10,770)	(10,964)	61,272	60,308
Due after 4 years but within 5 years	48,732	49,196	(7,907)	(8,070)	40,825	41,126
Due after 5 years	141,798	143,735	(21,139)	(20,817)	120,659	122,918

Total leasing contracts	819,430	837,806	(108,940)	(113,383)	710,490	724,423

Leased assets consist principally of real estate, industrial machinery, vehicle, and computer equipment. The allowance for uncollectible lease receivable was MCh$8,753 and MCh$10,811 as of December 31, 2007 and 2008, respectively, which forms part of the allowance for loan losses.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2008)

11. Investments in other companies

(a) As of December 31, 2006, 2007 and 2008, investments in other companies and Banco de Chile’s participation in those companies’ results of operations for each of the periods indicated, consist of the following:

		As of and for the years ended December 31,
		2006		2007		2008		Ownership Interest 2008
		Investment	Income (Loss)	Investment	Income (Loss)	Investment	Income (Loss)
	Shareholder	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	%
Servipag Ltda.	Banco de Chile	1,770	301	2,137	367	2,654	518	50.00
Soc. Operadora de Tarjetas de Crédito Nexus S.A.	Banco de Chile	1,426	277	1,316	255	1,269	209	25.81
Redbanc S.A	Banco de Chile	1,103	179	1,090	166	1,678	166	38.13
Transbank S.A.	Banco de Chile	1,070	164	1,073	166	1,777	413	26.16
Bolsa de Comercio de Santiago (Stock Exchange)	Banchile Corredores de Bolsa S.A.	735	173	743	234	790	214	4.17
Bolsa De Comercio de Santiago (Stock Exchange)	Citibank Agencia de Valores S.A.	—	—	—	—	395	107	2.08
Soc. Operadora Cámara Compensación de Pagos de Alto Valor S.A. (1)	Banco de Chile	403	68	456	52	729	181	20.19
Centro de Compensación Automatizado S.A. (CCA S.A.)	Banco de Chile	281	47	299	41	304	28	33.33
Artikos Chile S.A. (2).	Banco de Chile	192	50	252	59	355	104	50.00
Sociedad Interbancaria de Depósito de Valores S.A	Banco de Chile	220	48	234	45	360	69	26.81
Bolsa de Valores de Chile (Stock Exchange)	Banchile Corredores de Bolsa S.A.	179	10	186	8	201	14	4.88
Bolsa de Valores de Chile (Stock Exchange)	Citibank Agencia de Valores S.A.	—	—	—	—	100	7	2.44
Administrador Financiero de Transantiago S.A. (3)	Banco de Chile	1,400	(111)	—	(3,622)	526	957	20.00

Total investments in affiliates accounted for under the equity method		8,779	1,206	7,786	(2,229)	11,138	2,987
Other investments carried at cost		221	—	228	—	239	—

Total investments in other companies		9,000	1,206	8,014	(2,229)	11,377	2,987

(1)	On September 23, 2004, a banking support company, “Sociedad Operadora Cámara de Compensación de Pagos de Alto Valor S.A.”, was formed. This company’s objective is to provide check clearing services among its members. Banco de Chile subscribed and fully paid MCh$292 (in historical pesos) for this company’s capital, which gives it a participation of 18.16%. As December 31, 2005 Banco de Chile’s participation decreased to 11.66% as result of payment of shares subscribed by other that were not paid as of December 31, 2004.

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

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2008)

11. Investments in other companies (continued)

(b) The reconciliation between opening and ending balance of investments in other companies that are no consolidated in 2008 and 2007 is detailed as follows:

	As of December 31,
	2007	2008
	MCh$	MCh$
Opening Balance	8,380	8,014
Balance from Citibank Chile	—	1,944
Acquisitions	2,222	—
Participation in net income	(2,229)	2,987
Dividends received	(930)	(1,015)
Impairment allowance	—	(464)
Other	571	(89)

Ending Balance	8,014 (*)	11,377

(*)	Balance at January 1, 2008, includes the opening balance from Citibank Chile after the merge with Banco de Chile at the same date

12. Intangibles Assets

As of December 31, 2008 and 2007, Intangibles assets are detailed as follows:

	As of December 31,
	2007	2008
	MCh$	MCh$
Goodwill
Legg Mason	—	3,904
Share in stock exchange (Accival)	—	542

Subtotal	—	4,446
Software or computer programs	27,196	28,675
Legg Mason customer list	—	1,642

Total	27,196	34,763

13. Fixed assets

The major categories of fixed assets net of accumulated depreciation are as follows:

	As of December 31,
	2007	2008
	MCh$	MCh$
Land and buildings	112,348	129,283
Machinery and equipment	64,371	66,970
Furniture and fixtures	3,073	4,408
Vehicles	1,104	1,126
Others	3,005	3,582

Fixed Assets, net	183,901	205,369

In accordance with rules of the Superintendency of Banks, bank premises and equipment are presented net of accumulated depreciation.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2008)

14. Other Assets and Other Liabilities

(a) Other assets

	As of December 31,
	2007	2008
	MCh$	MCh$
Assets held for leasing	44,424	42,414
Pending transactions	12,536	25,359
Other account and notes receivable	63,122	10,411
VAT receivable	7,448	6,785
Commissions receivable	1,428	6,724
Assets received in lieu of payment	5,812	4,086
Prepaid expenses	2,506	2,438
Materials and supplies	694	975
Additional consideration paid in the purchase of mortgage bonds	1,134	888
Rental guarantees	573	840
Accounts receivable for asset received in lieu of payment sold	3,277	584
Lawsuits in collection process	358	—
Assets to be securitized	6,895	—
Other	10,573	8,799

Total other assets	160,780	110,303

(b) Other liabilities

	As of December 31,
	2007	2008
	MCh$	MCh$
Accounts and notes payable	51,994	82,814
VAT payable	7,206	7,829
Leasing deferred gains	8,039	7,568
Pending transactions	13,619	3,407
Deferred income	3,430	2,359
Other	664	3,073

Total other liabilities	84,952	107,050

15. Currents Accounts and Other Demand Deposits

As of December 31, 2008 and 2007, currents accounts and other demand deposits are detailed as follows:

	As of December 31,
	2007	2008
	MCh$	MCh$
Current accounts	2,135,997	2,534,753
Other demand liabilities	286,480	292,593
Other demand deposits and accounts	313,204	179,915

Total	2,735,681	3,007,261

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2008)

16. Saving Accounts and Time Deposits

As of December 31, 2008 and 2007, saving accounts and time deposits are detailed as follows:

	As of December 31
	2007	2008
	MCh$	MCh$
Time deposits	6,978,377	8,309,719
Term savings accounts	151,510	157,271
Other term balances payable	4,341	5,600

Total	7,134,228	8,472,590

17. Other Interest Bearing Liabilities

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

	As of December 31, 2007			As of December 31, 2008
	Long-term	Short-term	Total	Long-term	Short-term	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Borrowing from financial institution:
(a) Central Bank Credit lines for renegotiation of loans	559	—	559	307	—	307
(b) Borrowings from domestic financial institutions	—	80,529	80,529	—	2,598	2,598
(c) Borrowings from foreign institutions	684,858	167,685	852,543	—	1,495,644	1,495,644
Debt issued:
(d) Bonds	841,580	—	841,580	994,583	—	994,583
(e) Subordinated bonds	486,124	—	486,124	555,576	—	555,576
(f) Mortgage finance bonds	432,696	—	432,696	350,429	—	350,429
Other financial obligations	5,304	63,348	68,652	45,707	48,001	93,708

Total other interest bearing liabilities	2,451,121	311,562	2,762,683	1,946,602	1,546,243	3,492,845

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2008)

17. Other Interest Bearing Liabilities (continued)

(a) Central Bank borrowings

Central Bank borrowings include credit lines for the renegotiation of loans and other Central Bank borrowings. Credit lines were provided by the Central Bank for the renegotiation of mortgage loans due to the need to refinance debts as a result of the economic recession and crisis of the Chilean banking system from 1982 to 1985. The credit lines for the renegotiations of mortgage loans are linked to the UF index and carry a real annual interest rate of 3.46%. The maturities of the outstanding amounts are as follows:

As of December 31, 2008
MCh$
Due within 1 year	307
Due after 1 year but within 2 years	—
Due after 2 years but within 3 years	—
Due after 3 years but within 4 years	—
Due after 4 years but within 5 years	—
Due after 5 years	—

Total long-term (Credit lines for renegotiation of loans)	307
Total short-term (Other Central Bank borrowings)	—

Total Central Bank borrowings	307

(b) Borrowings from domestic financial institutions

Borrowings from domestic financial institutions are used to fund Banco de Chile’s general activities, carry a weighted average annual real interest rate of 4.8% and have the following outstanding maturities as of December 31, 2008.

As of December 31, 2008
MCh$
Due within 1 year	—
Due after 1 year but within 2 years	—
Due after 2 years but within 3 years	—
Due after 3 years but within 4 years	—
Due after 4 years but within 5 years	—
Due after 5 years	—

Total long-term	—
Total short-term	2,598	(1)

Total borrowings from domestic financial institutions	2,598

(1)	Includes borrowings with maturities that were originally greater than one year but which as of December 31, 2008 had remaining maturities of less than one year

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2008)

17. Other Interest Bearing Liabilities (continued)

(c) Borrowings from foreign financial institutions

Banco de Chile has short-term and long-term borrowings from foreign banks. The outstanding maturities of these borrowings as of December 31, 2008 are as follows:

As of December 31, 2008
MCh$
Due within 1 year	—
Due after 1 year but within 2 years	—
Due after 2 years but within 3 years	—
Due after 3 years but within 4 years	—
Due after 4 years but within 5 years	—
Due after 5 years	—

Total long-term	—
Total short-term	1,495,644

Total borrowings from financial institutions	1,495,644

Each of these loans is denominated in foreign currency and is principally used to fund our foreign trade loans and carry an average annual nominal interest rate of 2.76% as of December 31, 2008.

(d) Bonds

The maturities of outstanding bond amounts as of December 31, 2008 are as follows:

As of December 31, 2008
MCh$
Due within 1 year	392,292
Due after 1 year but within 2 years	181,512
Due after 2 years but within 3 years	126,878
Due after 3 years but within 4 years	91,254
Due after 4 years but within 5 years	48,507
Due after 5 years	154,140

Total bonds	994,583

Bonds are linked to the UF Index and carried an average real annual interest rate of 3.33% as of December 31, 2008, with interest and principal payments due semi-annually. The bonds were originally intended to finance loans that had a maturity of greater than one year.

In 2008, Banco de Chile issued ordinary bonds in Unidades de Fomento divided into two series, “Y” and “X”. The Y series was issued for an amount of MCh$79,400 (historic pesos) with a maturity of 5 years and a coupon rate of 3.3%. The X series was issued for an amount of MCh$77,810 (historic) with a maturity of 6 years and a coupon rate of 2.5%.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2008)

17. Other Interest Bearing Liabilities (continued)

(e) Subordinated bonds

Our currently outstanding subordinated bonds are linked to the UF index with interest and principal payments due semi-annually. The discount on the issuance of the currently outstanding subordinated bonds is amortized over the life of the bond. As of December 31, 2008, the effective real interest rate was 6.05% taking into consideration the discount on issuance.

The bonds are intended to finance loans having a maturity greater than one year. As of December 31, 2008 the outstanding maturities of the bonds, which are considered long-term, are as follows:

As of December 31, 2008
MCh$
Due within 1 year	31,541
Due after 1 year but within 2 years	25,710
Due after 2 years but within 3 years	28,949
Due after 3 years but within 4 years	28,950
Due after 4 years but within 5 years	20,893
Due after 5 years	419,533

Total subordinated bonds	555,576

During 2008, Banco de Chile issued subordinated bonds with a 25-year maturity. They were issued in Unidades de Fomento and the issuance totaled MCh$53,916 (historic pesos). They accrued interest at an annual rate of 4.5%.

Subordinated bonds are considered in the calculation of “effective equity” for the purpose of determining our minimum capital requirements.

(f) Mortgage finance bonds

These bonds are used to finance the granting of mortgage loans. The outstanding principal amounts of the bonds are amortized on a quarterly basis. The range of maturities of these bonds is between five and twenty years. The bonds are linked to the UF index and carry a weighted average annual rate of interest of 4.21% as of December 31, 2008.

The maturities of outstanding mortgage bond amounts as of December 31, 2008 are as follows:

As of December 31, 2008
MCh$
Due within 1 year	46,364
Due after 1 year but within 2 years	45,233
Due after 2 years but within 3 years	42,982
Due after 3 years but within 4 years	39,639
Due after 4 years but within 5 years	34,297
Due after 5 years	141,914

Total mortgage finance bonds	350,429

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2008)

17. Other Interest Bearing Liabilities (continued)

(g) Other financial obligations

	As of December 31,
	2007	2008
	MCh$	MCh$
Other long-term obligations:
Obligations with Chilean government	5,304	45,707

Total other long-term obligations	5,304	45,707
Other short-term obligations	63,348	48,001

Total other obligations	68,652	93,708

As of December 31, 2008, other obligations had the following maturities:

	As of December 31, 2008
	MCh$
Due within 1 year	1,476
Due after 1 year but within 2 years	2,211
Due after 2 years but within 3 years	10,857
Due after 3 years but within 4 years	2,051
Due after 4 years but within 5 years	1,896
Due after 5 years	27,216

Total long-term	45,707
Total short-term	48,001	(1)

Total other obligations	93,708

(1)	Includes borrowings with maturities that were originally greater than one year but which as of December 31, 2008 had remaining maturities of less than one year.

18. Obligations Arising From Lease Commitments

Banco de Chile leases certain premises under operating leases. The following table shows the future minimum payments under the terms of the lease commitments, expressed in constant Chilean pesos as of December 31, 2008.

As of December 31, 2008
MCh$
Due within 1 year	15,195
Due after 1 year but within 2 years	12,398
Due after 2 years but within 3 years	9,995
Due after 3 years but within 4 years	7,744
Due after 4 years but within 5 years	7,007
Due after 5 years	26,343

Total obligations arising from lease commitments	78,682

The rental expense on the premises was MCh$11,812, MCh$12,373 and MCh$15,829 for the years ended December 31, 2006, 2007 and 2008, respectively, and is included in the Consolidated Statements of Income under “Administrative expenses”.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2008)

19. Other Provisions

Provisions included within liabilities are detailed as follows:

	As of December 31,
	2007	2008
	MCh$	MCh$
Provision for minimum dividends	—	190,698
Provisions for personnel benefits and payroll	36,025	43,821
Additional loan allowance	23,216	38,880
Co-branding allowance	7,326	10,688
Allowance for contingent loan risks	4,890	5,580
Allowance for credit card risk fund	513	527
Civil lawsuit allowance	1,109	483
Country risk allowance	354	313

Total other provisions	73,433	290,990

20. Minimum Regulatory Capital Requirements

In accordance with the General Banking Law, the Bank must maintain a minimum ratio of Effective Equity to Consolidated Risk-Weighted Assets of 8%, net of required provisions and a minimum ratio of Basic Capital to Total Consolidated Assets of 3%, net of required provisions. However, because of the 2008 merger of Banco de Chile and Citibank Chile, the SBIF, through Resolution No. 209 dated December 26, 2007, established that the institution is obligated to maintain an Effective Equity to Consolidated Risk-Weighted Assets ratio no less than 10%.

The “Effective Equity” is defined as “net capital base” plus subordinated bonds, up to 50% of the capital and reserves, plus additional provisions of up to 1.25% of their risk-weighted assets. The value of the subordinated bonds that can be considered in the “effective equity” should decrease by 20% per year beginning six years prior to maturity.

Banco the Chile’s actual qualifying “net capital base” and “effective equity” used to support its “risk-weighted assets” as of December 31, 2008, are set forth in the following table:

As of December 31, 2008
MCh$
Basic Capital	1,297,735
3% of total assets net of provisions	(593,849)

Excess over minimum required equity	703,886

Net capital base as a percentage of the total assets, net of provisions	6.56%

Effective equity	1,774,448
8% of risk-weighted assets	(1,212,317)

Excess over minimum required equity	562,131

Effective equity as a percentage of the risk-weighted assets (*)	11.71%

(*)	This ratio has been determined on total assets adjusted by risk on a consolidated basis, as established by Circular No.3,178 dated June 7, 2002, of the Superintendency of Banks.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2008)

21. Dividends

Dividends are declared and paid during the year subsequent to that in which the related net income was earned.

Dividends declared and paid in 2006, 2007 and 2008 in constant Chilean pesos of December 31, 2008 are as follows:

	Paid during the year ended December 31,
	2006	2007	2008
	MCh$	MCh$	MCh$
Dividends relating to prior year net income	175,122	175,777	264,463

22. Transactions with Related Parties

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

(a) Loans granted to related parties

Loans to related parties, all of which are current, are as follows:

	As of December 31,
	2006		2007		2008
	Loans	Collateral Pledged	Loans	Collateral Pledged	Loans	Collateral Pledged
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Operating companies	169,284	81,353	189,885	57,435	279,287	104,140
Investment companies	12,706	142	37,759	13	34,439	10
Individuals (1)	4,498	4,206	4,648	4,311	4,696	4,195

Total	186,488	85,701	232,292	61,759	318,422	108,345

(1)	Includes only debt obligations that are equal to or greater than UF3,000, equivalent to approximately MCh$64 as of December 31, 2008.

The activity in the balances of loans to related parties are as follows:

	2007	2008
	MCh$	MCh$
Balance as of January 1	186,488	232,292
New loans	120,936	205,465
Repayments	(62,283)	(100,351)
Price-level restatement (1)	(12,849)	(18,984)

Balance as of December 31,	232,292	318,422

(1)	Reflects the effect of restatement of beginning balances to constant pesos of December 31, 2008.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2008)

22. Transactions with Related Parties (continued)

(b) Other transactions with related parties

During the years ended December 31, 2006, 2007 and 2008, Banco de Chile incurred the following expenses and income as a result of transactions with related parties equal to or greater than UF 5,000 equivalent to approximately MCh$107 as of December 31, 2008.

	Years ended December 31,
	2006		2007		2008
	Expense	Revenue	Expense	Revenue	Expense	Revenue
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Empresa Nacional de Telecomunicaciones S.A.	3,913	—	4,633	—	5,448	—
Redbanc S.A.	4,527	—	4,171	—	4,402	—
Operadora de Tarjetas de Crédito Nexus S.A.	3,679	—	3,988	—	3,711	—
Consorcio Nacional de Seguros S.A.	—	—	—	—	3,107	—
Entel Telefonía Local S.A.	2,028	—	2,067	—	1,743	—
Entel PCS Telecomunicaciones S.A.	541	—	628	—	585	—
Depósito Central de Valores, Depósitos de Valores S.A.	515	—	584	—	—	—
Bolsa de Comercio de Santiago Bolsa de Valores	354	—	406	—	199	—
Banchile Cía de Seguros de Vida S.A	360	—	384	—	458	—
Plaza Oeste S.A.	326	—	384	—	438	—
Soc. Operadora de la Cámara Com. Pagos Alto Valor S.A.	413	—	339	—	395	—
Parque Arauco S.A.	—	—	334	—	—	—
Artikos S.A.	238	—	230	—	229	—
Empresa periodística La Tercera S.A.	—	—	227	—	698	—
Sonda S.A.	1,015	—	191	—	—	—
Asociación de Bancos e Instituciones Financieras	159	—	176	—	174	—
Plaza Antofagasta S.A.	50	—	159	—	135	—
Plaza El Trébol S.A.	112	—	138	—	161	—
Parque La Serena S.A.	—	—	—	—	147	—
Citicorp North America Inc.	—	—	—	—	1,551	—
CTI Inc.	—	—	—	—	888	—
Latin America Cash Settlement Unit	—	—	—	—	693	—
Diners Club Argentina	—	—	—	—	67	—
Citigroup Chile S.A.	—	—	—	—	—	496
Línea Aérea Nacional Chile S.A.	—	135	—	136	127	130

Subtotal	18,230	135	19,039	136	25,356	626

Transactions between 1,000 and 5,000 UF:
Services expenses	318	—	377	—	508	—
Rental income	126	—	85	—	112	—
Telephone expenses	—	—	—	—	68	—
Revenue from rentals	—	—	—	—	—	24

Subtotal	444	—	462	—	688	24

Total	18,674	135	19,501	136	26,044	650

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

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2008)

23. Fees and commissions

Banco de Chile’s fees and commissions from services for the years ended December 31, 2006, 2007 and 2008 are summarized as follows:

	Years ended December 31,
	2006		2007		2008
	Income	Expenses	Income	Expenses	Income	Expenses
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Card Services	48,224	—	52,183	—	63,108	—
Collection and payment	40,452	(5,387)	40,110	(5,742)	50,493	(7,107)
Investments in mutual funds and others	35,844	(2,738)	42,137	—	41,131	—
Lines of credit and overdrafts	29,678	—	27,735	—	32,205	—
Trading and securities management	16,172	—	24,064	—	20,140	—
Insurance Brokerage	11,289	(6)	12,542	—	18,210	—
Portfolio management	9,244	—	8,974	—	12,240	—
Guarantees and letters of credit	7,044	—	9,189	—	9,108	—
Financial advisory services	3,326	—	1,319	—	6,773	—
Credit card transactions	—	(20,765)	—	(21,172)	—	(26,502)
Services of pre-evaluation credits	—	(16,294)	—	(16,333)	—	(19,325)
Sale of mutual fund units	—	—	—	(2,929)	—	(2,377)
Fees for securities transactions	—	(841)	—	(2,362)	—	(1,146)
Foreign trade and currency exchange	3,123	—	—	—	—	—
Others fees	13,630	(2,330)	19,844	(1,786)	22,491	(3,578)

Total	218,026	(48,361)	238,097	(50,324)	275,899	(60,035)

Fees on mortgage finance loans operations are shown in the Consolidated Statements of Comprehensive Income under the line item “Interest Revenue”.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2008)

24. Board of Directors Compensation

As agreed at the Shareholders Meeting, during 2007 and 2008 Banco de Chile and its subsidiaries have paid, and charged to income, the following compensation to their Directors:

	Remunerations				Fees for attending Board meetings		Fees for attending Committees and Subsidiary Board meetings (1)		Consulting		Total
Name of Director	2007		2008		2007	2008	2007	2008	2007	2008	2007	2008
	MCh$		MCh$		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Pablo Granifo Lavín	321	(*)	363	(*)	36	51	215	332	—	—	572	746
Andrónico Luksic Craig	147		147		13	9	—	—	—	—	160	156
Jorge Awad Mehech	49		49		24	25	80	74	—	—	153	148
Hernán Büchi Buc	37		12		17	4	33	14	—	10	87	40
Jacob Ergas Ergas	49		49		17	19	66	47	—	—	132	115
Jaime Estévez Valencia	37		49		19	26	54	76	—	—	110	151
Guillermo Luksic Craig	49		49		7	13	—	—	—	—	56	62
Rodrigo Manubens Moltedo	49		49		24	25	112	66	49	—	234	140
Gonzalo Menéndez Duque	49		49		25	23	134	121	—	—	208	193
Francisco Pérez Mackenna	49		49		23	23	67	62	—	—	139	134
Fernando Cañas Berkowitz	36		—		10	—	103	—	—	—	149	—
Thomas Fürst Freiwirth	49		49		23	21	69	56	—	—	141	126
Jorge Ergas Heymann	49		1		17	2	42	2	—	—	108	5
Jorge Díaz Vial	72		—		11	—	24	—	1	—	108	—
Segismundo Schulin-Zeuthen Serrano	12		—		5	—	12	—	14	—	43	—
Máximo Pacheco Matte	12		—		3	—	—	—	—	—	15	—
Juan Andrés Fontaine	—		38		—	20	—	46	—	—	—	104
Other subsidiaries directors	—		—		—	—	91	123	—	—	91	123

Total	1,066		953		274	261	1,102	1,019	64	10	2,506	2,243

(1)	Includes fees paid to members of the Advisory Committee of Banchile Corredores de Seguros Ltda..
(*)	Includes a provision of MCh$216 (MCh$209 in 2007) for an incentive whose payment is subject to compliance with the Bank’s forecasted earnings.

Travel and other related expenses amount to MCh$279 (MCh$270 in 2007).

25. Loan Loss Recoveries

	Years ended December 31,
	2006	2007	2008
	MCh$	MCh$	MCh$
Loan portfolio previously charged-off	32,821	37,830	39,370
Loans reacquired from Central Bank	45	420	278

Total	32,866	38,250	39,648

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

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2008)

26. Foreign Currency Position

The consolidated balance sheets include assets and liabilities denominated in foreign currencies, which have been translated to Chilean pesos at the Observed Exchange Rates as of December 31, 2007 and 2008 and assets and liabilities denominated in Chilean pesos but that contain repayment terms linked to changes in foreign currency exchange rates, detailed below:

	As of December 31, 2007			As of December 31, 2008
	Payable in Foreign Currency	Payable in Chilean Pesos	Total	Payable in Foreign Currency	Payable in Chilean Pesos	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
ASSETS
Cash due from banks and transactions in the course of	152,189	—	152,189	582,582	—	582,582
Trading securities	525,998	68	526,066	62,218	4,345	66,563
Investment securities	—	—	—	102,884	—	102,884
Loans to customers and advance to banks	1,166,075	1,338	1,167,413	2,052,587	773	2,053,360
Held to maturity and available for sale	—	—	—	—	—	—
Leasing contracts	—	87,696	87,696	—	92,764	92,764
Other assets (1)	442,427	—	442,427	1,039,426	—	1,039,426

Total assets	2,286,689	89,102	2,375,791	3,839,697	97,882	3,937,579

LIABILITIES
Deposits and transactions in the course of collection	1,174,362	37	1,174,399	2,057,417	51,888	2,109,305
Borrowings from domestic financial institutions	102,346	—	102,346	63,543	—	63,543
Foreign borrowings	852,506	—	852,506	1,495,435	5,829	1,501,264
Other liabilities	238,015	208	238,223	212,140	213	212,353

Total liabilities	2,367,229	245	2,367,474	3,828,535	57,930	3,886,465

NET (LIABILITIES) ASSETS	(80,540)	88,857	8,317	11,162	39,952	51,114

(1)	As of December 31, 2008 and 2007, notional amounts of derivative instruments are presented on a net basis

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2008)

27. Deferred and Current Tax

(a) Deferred tax

Banco de Chile and its subsidiaries have recorded in the Financial Statements the effects of deferred taxes and amortization of its complementary accounts, as provided by the Chilean Association of Accountants. The movements and effects from deferred taxes are shown on the following table:

	Balance as of December 31, 2007 (1)	Balance from Citibank Chile	2008 Deferred taxes	Balance as of December 31, 2008
	MCh$	MCh$	MCh$	MCh$
Deferred tax assets

Allowances for loan losses	22,295	3,095	12,112	37,502
Obligations with repurchase agreements	4,596	—	4,598	9,194
Leasing equipment	2,892	439	(20)	3,311
Assets at market value	79	—	(892)	(813)
Personnel provisions	2,187	—	1,357	3,544
Staff vacations	2,246	545	266	3,057
Accrued interest and indexation adjustments from past due loans	1,576	47	760	2,383
Staff severance indemnities	1,094	—	(199)	895
Other adjustments	8,069	4,125	(762)	11,432

Total deferred tax assets	45,034	8,251	17,220	70,505

Deferred tax liabilities
Investments with repurchase agreements	4,520	—	3,323	7,843
Depreciation and price-level restatement of fixed assets	4,257	—	5,747	10,004
Transitory assets	3,536	1,028	185	4,749
Other adjustments	2,312	5,505	(1,530)	6,287

Subtotal	14,625	6,533	7,725	28,883

Deferred taxes with an effect on equity
Valuation adjustment on available-for-sale investments	—	(479)	(2,939)	(3,418)

Total deferred tax on equity	—	(479)	(2,939)	(3,418)

Total deferred tax liabilities	14,625			25,465

(1)	For presentation purposes, deferred income tax balances as of December 31, 2007 are presented on a historical basis. For comparison purposes, price-level restated amounts for 2007 correspond to MCh$49,042 for net deferred tax assets and MCh$15,927 for net deferred tax liabilities.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2008)

27. Deferred and Current Tax (continued)

(b) Current tax

As of December 31, 2008 and 2007, Current Tax is detailed as follows:

i.	Income tax payable:

	As of December 31,
	2007	2008
	MCh$	MCh$
Income taxes, 17% rate	28,551	45,091
Less:
Monthly prepaid taxes (PPM)	(20,594)	(33,909)
PPM on accumulated losses	—	(7)
Credit for training expenses	(978)	(1,409)
Credit for purchase of fixed assets	(21)	(394)
Other	(509)	(319)

Total	6,449	9,053

ii.	Income tax:

“Income taxes” as presented in the Consolidated Statements of Income for the years ended December 31, 2006, 2007 and 2008 are summarized as follows:

	Years ended December 31,
	2006	2007	2008
	MCh$	MCh$	MCh$
Current income tax provision	(18,564)	(24,285)	(43,920)
Deferred tax effect for the year	(8,563)	(3,624)	9,495
Non-deductible expenses Art. 21	(1,055)	(1,407)	(2,485)
State tax for foreign branches	—	—	(900)

Income taxes expense	(28,182)	(29,316)	(37,810)

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2008)

28. Contingencies, Commitments and Fiduciary Activities

(a) Lawsuits and legal proceedings

In the ordinary course of business, Banco de Chile and its subsidiaries act as defendant or co-defendant in various litigation matters. Although there can be no assurances, Banco de Chile’s management believes, based on information currently available, that the ultimate resolution of these legal proceedings are not likely to have a material adverse effect on its results of operations, financial condition, or liquidity. Banco de Chile has established provisions for legal contingencies in the amount of MCh$1,109 and MCh$483 as of December 31, 2007 and 2008, respectively.

(b) Contingent loans

The following table details the contractual amounts of transactions that obligate the Bank to grant loans and the provisions established for the associated credit risk:

	As of December 31,
	2007	2008
	MCh$	MCh$
Immediate available lines of credit	2,032,249	1,644,907
Amounts available to credit card holders	1,232,347	1,468,332
Bank guarantees	1,015,039	1,111,018
Provision for bank guarantees	—	(4,530)
Guarantees	175,406	212,914
Provision for guarantees	—	(535)
Documented letters of credit	252,225	154,848
Provision for documented letters of credit	—	(515)

Total	4,707,266	4,586,439

(c) Fiduciary activities

The following items are recorded in memorandum accounts by Banco de Chile and represent fiduciary safekeeping and custody services:

	As of December 31,
	2007	2008
	MCh$	MCh$
Securities held in safe custody	1,714,726	27,103,941
Amounts to be collected on behalf of domestic third parties	291,839	243,254
Amounts to be collected on behalf of foreign third parties	168,721	149,785

Total fiduciary activities	2,175,286	27,496,980

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2008)

28. Commitments and contingencies (continued)

(d) Guarantees granted

i.	In subsidiary Banchile Administradora General de Fondos S.A.:

In compliance with article 226 and subsequent articles of Law 18,045, Banchile Administradora General de Fondos S.A., has designated Banco de Chile as the representative of the beneficiaries of the guarantees it has established and in that character the Bank has issued bank guarantees totaling UF 1,853,818, maturing January 9, 2009.

ii.	In subsidiary Banchile Corredores de Bolsa S.A.:

For the purposes of ensuring correct and complete compliance with all of its obligations as a broker-dealer entity, in conformity with the provisions of article 30 and subsequent articles of Law 18,045 on Securities Markets, the subsidiary established a guarantee in an insurance policy for UF 20,000, insured by Cía. de Seguros de Crédito Continental S.A., that matures April 22, 2010, whereby the Securities Exchange of the Santiago Stock Exchange was appointed as the subsidiary’s creditors representative.

	As of December 31,
	2007	2008
	MCh$	MCh$
Guarantees:

Shares to secure short-sale transactions in:
Securities Exchange of the Santiago Stock Exchange	1,347	6,033
Securities Exchange of the Electronic Stock Exchange of Chile	34,207	22,764

Money Market to Pershing Division of Donaldson, Lufkinn & Jenrette Securities Corporation	64	78
Bank guarantee	11	—

Total	35,629	28,875

In conformity with the provisions of internal stock market regulations, and for the purpose of securing the broker’s correct performance, the company established a pledge on its share of the Santiago Stock Exchange in favor of that institution, as recorded in Public Deed on September 13, 1990, signed before Santiago public notary Mr. Raúl Perry Pefaur, and on its share in the Electronic Stock Exchange of Chile in favor of that institution, as recorded in a contract entered into by both parties on May 16, 1990.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2008)

28. Commitments and contingencies (continued)

(d) Guarantees granted (continued)

Banchile Corredores de Bolsa S.A. keeps an insurance policy current with La Interamericana - Compañía de Seguros Generales S.A. that expires January 2, 2009, and that covers employee fidelity, physical losses, falsification or adulteration, and currency fraud with a coverage amount equivalent to US$ 5,000,000.

iii.	In subsidiary Banchile Corredores de Seguros Ltda.:

In accordance with article 58, letter D of D.F.L. 251, as of December 31, 2008 the company maintains two insurance policies that cover it in the case of possible damage as a consequence of infractions of the Law, regulations and supplemental standards that regulate insurance brokers, and especially when the noncompliance is related to acts, errors or omissions by the broker, its representatives, attorneys-in-fact or dependents that participate in brokerage activities.

The policies are detailed below:

a)	Liability policy for errors and omissions: For U.F. 60,000. The insurance company is entitled to present a counterclaim against the broker for of the disbursements the broker would have made to pay third-parties affected by faulty brokerage by the broker.

b)	Civil liability policy: For UF 500 in order to safeguard the broker against any possible third-party lawsuits. The insurance company is entitled to request reimbursement from the broker for the amount paid to the third-party claimant.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2008)

29. Concentrations of Credit Risk

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

Counterparty risk

Banco de Chile maintains a series of deposits, securities purchased under resell agreements, forward contract agreements and other financial instruments with institutions in the Chilean banking sector. The principal counterparties within the Chilean banking sector, excluding the Central Bank, and Banco de Chile’s related exposure to credit risk, as of December 31, 2007 and 2008 are as follows:

	Counterparty Risk As of December 31,
Bank	2007	2008
	MCh$	MCh$
Banco Santander - Chile	81,714	188,888
BBVA Banco Bhif	46,187	95,292
Banco de Crédito e Inversiones	31,393	97,151
Corpbanca	27,726	63,936
Banco del Estado de Chile	17,815	86,176
BankBoston N.A.-ITAU	13,350	16,595
Deutsche Bank (Chile)	12,308	14,146
Banco Bice	7,586	37,978
Banco Security	7,211	22,941
ABN Amro Bank (Chile)	6,876	23,188
HSBC Bank Chile	6,219	17,327
Banco Penta	5,581	124
Banco Falabella	5,550	15,267
Citibank N.A.	5,494	—
Scotiabank Sud Americano	3,735	44,952
Banco Ripley	3,237	4,111
JP Morgan Chase Bank	2,545	20,360
Banco del Desarrollo	1,919	9,938
Banco Internacional	1,396	1,537
Banco Monex	631	986
Banco Paris	323	2,084
HNS Banco	—	61
Banco Do Brasil S.A.	—	959

Total	288,796	763,997

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

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2008)

30. Sales and Purchases of Loans

From time to time, Banco de Chile sells and purchases loans based on specific requirements from customers. During the years ended December 31, 2006, 2007 and 2008, Banco de Chile sold loans totaling MCh$33,058, MCh$4,367 and MCh$73,162, respectively, however, Banco de Chile does not generally originate loans for future sale. Banco de Chile did not retain servicing or any other interest in the loans sold or retains any risks in the event of non-collection by the purchaser. During the year ended December 31, 2007 and 2008, Banco de Chile purchased loans amounting to MCh$10,488 and M$114,442 respectively. Any gains or losses on such transactions are recognized in results of operations at the time of the transactions.

The aggregate gains on sales of loans were MCh$903, MCh$6 and MCh$711 for the years ended December 31, 2006, 2007 and 2008, respectively.

31. Maturity of Assets and Liabilities

The maturity dates of assets and liabilities are shown in the following table including accrued interest as of December 31, 2008.

	As of December 31, 2008
	Due within 1 year	Due after 1 year but within 3 years	Due after 3 years but within 6 years	Due after 6 years	Total 2008	Total 2007
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
ASSETS
Cash and due from banks	751,223	—	—	—	751,223	405,194
Transactions in the course of collection	469,580	—	—	—	469,580	330,978
Trading securities	679,843	—	—	—	679,843	1,537,522
Securities purchased under resale agreement	75,519	—	—	—	75,519	75,283
Derivative instruments	593,300	118,958	108,219	84,249	904,726	88,331
Loans and advance to banks(*)	322,308	—	—	—	322,308	303,392
Loans to customers (*)	6,120,876	2,603,322	1,797,670	2,934,948	13,456,816	11,368,943
Available for sale instruments	687,112	113,257	121,257	149,812	1,071,438	—

Total assets	9,699,761	2,835,537	2,027,146	3,169,009	17,731,453	14,109,643

LIABILITIES
Currents accounts and other demand deposits	3,007,261	—	—	—	3,007,261	2,735,681
Transactions in the course of payment	141,988	—	—	—	141,988	75,801
Securities sold under repurchase agreement	420,658	—	—	—	420,658	386,794
Saving accounts and time deposits(**)	7,739,224	576,095	—	—	8,315,319	6,982,719
Derivative instruments	595,315	99,888	92,362	75,234	862,799	130,856
Borrowings from financial institutions	1,318,978	179,571	—	—	1,498,549	933,631
Debt issued	497,277	451,265	718,750	233,296	1,900,588	1,760,400
Other financial obligations	49,477	13,068	5,183	25,980	93,708	68,652

Total liabilities	13,770,178	1,319,887	816,295	334,510	16,240,870	13,074,534

(*)	These balance are not presented net of their related provisions
(**)	Exclude term saving accounts

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2008)

32. Merger Expenses:

During 2008, the following expenses were recorded as a result of the merger between Banco de Chile and Citibank Chile:

As of December 31, 2008
MCh$
Staff severance indemnities and personnel bonuses	34,962
Write-off of fixed assets and intangibles assets	3,374
Computer development	2,020
Advertising	1,559
Training and other personnel expenses	978
Other	1,869

Total	44,762

33. Relevant Events:

(a) On January 1, 2008, the merger of Banco de Chile with Banco Citibank Chile was effective, thus complying with the agreement reached in the respective Extraordinary Shareholders’ Meetings held on December 27, 2007. Consequently, beginning on that date, Banco de Chile is the legal successor entity of Citibank Chile.

The SBIF approved the merger by Resolution No. 3 dated January 8, 2008.

(b) On December 31, 2007, Banco de Chile and Citibank N.A. entered into a “Share Purchase Sale and Assumption of Liabilities Agreement” for its branches in Miami and New York, effective January 1, 2008, by which Citibank N.A. acquired their assets and assumed their liabilities with certain exclusions, subject to the authorization of the Office of the Comptroller of the Currency (OCC) and the Federal Reserve Bank of Atlanta, paying to Banco de Chile a total price of US$130 million.

On January 3, 2008, the sale was effective, generating a gain, net of taxes, of MCh$35,593, recording MCh$38,459 in other operating income and MCh$2,866 in income taxes.

(c) In the Ordinary Board of Directors held on January 8, 2008, the Board of Directors accepted the resignation of Mr. Rodrigo Manubens Moltedo and Deputy Director Messrs. Thomas Fürst Freiwirth and Jorge Ergas Heymann as Alternate Directors.

Likewise, the Board of Directors appointed Mr. Raúl Anaya Elizalde as Director, Mr. Rodrigo Manubens Moltedo as First Deputy Director and Mr. Thomas Fürst Freiwirth as Second Deputy Director until the next Ordinary Shareholders’ Meeting.

Additionally, Mr. Jorge Ergas Heymann was appointed as Board advisor.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2008)

33. Relevant Events (continued)

(d) In conformity with authorization from the Superintendency of Banks and Financial Institutions on February 1, 2008, Banco de Chile and its subsidiary Banchile Asesoría Financiera S.A. acquired all of the shares of the company Legg Mason (Chile) Administradora General de Fondos S.A. on February 8, 2008. Banco de Chile acquired 148,793 shares and Banchile Asesoría Financiera S.A. acquired 1 share. The total purchase price for the shares amounted to US$13,000,000. Therefore, Legg Mason (Chile) Administradora General de Fondos S.A. became a subsidiary of Banco de Chile.

(e) During March 2008, in accordance with the agreement reached in the Extraordinary Shareholders’ Meeting held May 17, 2007, 120,000,000 shares were subscribed and paid.

(f) In the Ordinary Shareholders’ Meeting of Banco de Chile held on March 27, 2008, the entire Board of Directors was renewed as the legal and statutory period for Directors of 3 years had expired. Alternate Directors were also appointed.

The following individuals were elected as Directors by shareholder vote at the aforementioned meeting for a new period of three years:

Directors:	Raúl Anaya Elizalde
Jorge Awad Mehech
Jacob Ergas Ergas
Jaime Estévez Valencia
Juan Andrés Fontaine Talavera
Pablo Granifo Lavín
Andrónico Luksic Craig
Guillermo Luksic Craig
Gonzalo Menéndez Duque
Francisco Pérez Mackenna
Fernando Quiroz Robles

Deputy Directors:	Rodrigo Manubens Moltedo (First Director)
Thomas Fürst Freiwirth (Second Director)

In the session of the Board of Directors held on March 28, 2008, the following appointments were agreed:

President:	Pablo Granifo Lavín
Vice President:	Andrónico Luksic Craig

Advisors:	Hernán Büchi Buc
Jorge Ergas Heymann
Francisco Garcés Garrido

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2008)

33. Relevant Events (continued)

(g) In the Ordinary Session of the Board of Directors held on April 24, 2008, the Board of Directors agreed to set a minimum auction price of Ch$38.80 per share for 319,951,628 new shares.

On May 5, 2008, Banco de Chile communicated that as a consequence of the full subscription and payment of 319,951,628 new shares of Banco de Chile, which were auctioned on April 30, 2008 at the Santiago Stock Exchange, the capital increase of 2,516,010,979 new shares, agreed upon by shareholders at the Extraordinary Shareholders’ Meeting held May 17, 2007, has been fully subscribed and paid.

In this way, Banco de Chile’s paid-in capital is divided into 80,879,895,984 nominative shares with no par value, fully subscribed and paid.

(h) In the Extraordinary Shareholders’ Meetings of the subsidiaries Banchile Administradora General de Fondos S.A. and Banedwards Administradora General de Fondos S.A., (formerly Legg Mason (Chile) Administradora General de Fondos S.A.) held on May 8, 2008, shareholders approved the merger between Banedwards Administradora General de Fondos S.A. and Banchile Administradora General de Fondos S.A., modifying the by-laws of the latter. This merger and by-law modification were approved by the Superintendency of Securities and Insurance through Exempt Resolution No. 371 and certified on June 12, 2008, and was recorded in the Commerce Registry of the Santiago Real Estate Registrar on page 26,455 No. 18,139 dated June 13, 2008 and published in the ”Diario Oficial” on June 14, 2008.

As a result of the above-mentioned merger, the subsidiary Banedwards Administradora General de Fondos S.A., (formerly Legg Mason (Chile) Administradora General de Fondos S.A.) was dissolved.

(i) On December 23, 2008, Banco de Chile and Compañía Nacional de Teléfonos, Telefónica del Sur S.A. (“Telsur”) agreed to enter into a Trade Agreement in order to optimize the placement and use of credit cards issued by the Bank. This commercial alliance to implement a system linked to credit cards issued by the Bank will provide discounts, benefits and incentives to be given to clients of both the Bank and Telsur.

The Bank’s Board of Directors approved the Trade Agreement as the conditions and benefits are favorable for Banco de Chile and reflect arm’s length conditions.

(j) On December 30, 2008, Banco de Chile and Banchile Seguros de Vida S.A. agreed to enter into a Mortgage Life Insurance Agreement that states the particular terms for mortgage life insurance contracted with Banchile Seguros de Vida S.A. by Banco de Chile for its debtor’s portfolio.

Banchile Seguros de Vida S.A. is a related company of Banco de Chile based on the provisions of article 44 of the Corporations Law and the Bank’s Board of Directors deemed the price and other terms to reflect arm’s length conditions.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2008)

34. Differences between Chilean and United States Generally Accepted Accounting Principles

The following is a description of the significant quantitative differences between accounting principles as prescribed by the Superintendency of Banks and accounting principles generally accepted in Chile (collectively “Chilean GAAP”), and accounting principles generally accepted in the United States of America (“U.S. GAAP”).

References below to “SFAS” are to United States Statements of Financial Accounting Standards. Pursuant to Chilean GAAP, the Bank’s financial statements recognize certain effects of inflation. In addition, the Bank translates the accounting records of it subsidiary Banchile Trade Services Limited in Hong Kong to Chilean pesos from US dollars in accordance with guidelines established by the Superintendency of Banks, which are consistent with Technical Bulletin Nº64, “Accounting for Investments Abroad”, issued by the Chilean Association of Accountants. In the opinion of the Bank, this foreign currency translation methodology forms part of the comprehensive basis of preparation of price-level adjusted financial statements required by Chilean GAAP. Inclusion of inflation and the effects of translation in the accompanying consolidated financial statements under the Chilean accounting standards in the financial statements is considered appropriate under the inflationary conditions that have historically affected the Chilean economy even though the cumulative inflation rate for the last three years does not exceed 100% and, accordingly have not been eliminated in the reconciliation to U.S. GAAP included under paragraph (q) below.

(a) Merger of entities under Common Control Banco de Chile - Banco de A. Edwards

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

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2008)

34. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(a) Merger of entities under Common Control Banco de Chile - Banco de A. Edwards (continued)

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

In exchange for assuming the Central Bank indebtedness, SAOS received from SM Chile shares of the Bank as collateral for this indebtedness. As of December 31, 2008, SAOS holds 35.35% of the Bank shares as collateral for this subordinated debt obligation. As stated by the Law, in exchange for securing the subordinated debt by pledging the Bank shares held by SM-Chile, SM-Chile shareholders were granted the right of first refusal in the event that SAOS is required by Central Bank to sell all or a portion of the pledged shares to cover any unpaid balance. Additionally, the Law stated that voting rights of the pledged shares are to be held by SM-Chile shareholders. Dividends received from the Bank are the sole source of SAOS’s revenues and must be used to repay this indebtedness.

As of December 31, 2008 the outstanding subordinated debt balance held by SAOS amounted to MCh$920,227. During the years 2006, 2007 and 2008, SAOS paid to the Central Bank a total of MCh$90,539, MCh$91,308 and MCh$98,137, exceeding in all these three years the required minimum annual payment.

Pursuant to the law, SAOS and SM-Chile will be automatically dissolved upon extinction of the debt, either by full payment or execution of the collateral. Under the terms of SM-Chile’s bylaw and the Law, all the outstanding shares of the Bank held by SM-Chile and SAOS, as well as any other remaining asset, will be then distributed to SM-Chile shareholders.

As of December 31, 2008, major shareholders of SM-Chile are LQ Inversiones Financieras S.A. and Inversiones LQ-SM S.A., both subsidiaries of Quiñenco S.A., having a participation of 47.13% and 11.11% of total shares, respectively. Likewise, major shareholders of Banco de Chile are SAOS S.A., LQ Inversiones Financieras S.A. and SM-Chile having a participation of 35.35%, 32.11% and 15.01% of total shares, respectively.

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

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2008)

34. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

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

Under U.S. GAAP, purchase allocation of the 48.82% participation acquired from shareholders other than Quiñenco and its subsidiaries as of January 1, 2002 was as follows:

MCh$
Net book value of Banco de A. Edwards	154,160
Incremental fair value of identified intangible assets (1)(2)	39,892
Fair value increment of identified net assets acquired	(57,524)

Fair value of Banco de A. Edwards	136,528

Purchase price
Market value of Banco de Chile shares issued	(374,322)
Direct costs of acquisition	(1,504)

Goodwill	(239,298)

Core deposits acquisition	35,525
Brand name intangibles	4,367

(1)	Core deposit intangibles resulting from the acquisition amounted to MCh$35,525 and is being amortized over the estimated run-off period by product of the acquired customer base at the date of purchase.
(2)	Brand name intangibles resulting from the acquisition amounted to MCh$4,367 and is being amortized over 10 years.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2008)

34. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(b) Acquisition of Banco de A. Edwards (continued)

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition.

As of January 1, 2002
MCh$
Cash and due from banks	157,088
Financial investments	232,102
Loans, net	1,346,063
Intangibles	39,892
Other	107,817

Total assets acquired	1,882,962

Deposits	1,067,638
Other interest bearing liabilities	585,746
Other liabilities	93,050

Total liabilities assumed	1,746,434

Net assets acquired	136,528

Of the MCh$39,892 of acquired intangible assets, MCh$35,525 was assigned to core deposits subject to amortization (using an estimated rate that the bank’s customers are expected to leave the bank in future years, based on a historical analyses performed by the Bank), and MCh$4,367 has been assigned to a registered trademark that is being amortized over a 10 year useful life.

The Bank does not amortize goodwill related to the acquisition of Banco de A. Edwards, following the provisions of SFAS No. 142, as described in paragraph (d) below.

(c) Merger of entities under Common Control Banco de Chile - Citibank Chile

In 2007, Quiñenco (parent company of Banco de Chile) and Citigroup Inc (including Citibank Overseas Investment Corporation (COIC)) signed a Master agreement, whereby a strategic association was established.

The final purpose of this association is to mutually leverage their local financial services business as result of being highly complementary businesses and for Banco de Chile get the benefits of becoming an associate of a globally known banking network such as Citibank.

On January 1, 2008, Banco de Chile successfully merged its operations with those of Citibank Chile, increasing its market participation by 1.7%, incorporating more than 50 thousand new clients, mainly multinational companies and consumer banking. The distribution network was also strengthened adding in January 2008, more than 100 branches and points of sale to the already existing ones.

A significant benefit to the operations of Banco de Chile was the strengthening of its Treasury, investment and private banking operations as result of the inclusion of Citibank well known financial know-how on these areas. Complementary to this, more robust and sophisticated processes and systems were implemented to control the enhanced management of financial and market risk.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2008)

34. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(c) Merger of entities under Common Control Banco de Chile - Citibank Chile (continued)

Under Chilean GAAP, the merger between Banco de Chile and Citibank Chile was accounted for as a “pooling of interest” in accordance to Technical Bulletin N° 72. (BT 72). As such, the historical financial statements for periods prior to the merger are not restated and Banco de Chile is considered to be the continuing entity for legal and accounting purposes. On January 1, 2008, Citigroup Inc. transferred its 100% interest in the net assets of Citigroup Chile II (Parent company of Citibank Chile) to LQ Inversiones Financieras (LQIF), a subsidiary of Quiñenco through which it controls Banco de Chile. In exchange, LQIF issued 220,558,398 series B shares to Citigroup Chile representing 32.9556% of its equity shares as consideration price. Additionally, pursuant to the terms of calls and put options Citigroup has the right to acquire up to an additional approximately 16% of LQIF at a pre-agreed upon price, and under certain conditions, Quinenco can force Citigroup to acquire approximately 8% of LQIF. The fair value of these financial instruments are part of the consideration exchanged and are included in the purchase accounting. Accordingly, as of this date LQIF took control of Citigroup Chile II net assets. Subsequently and as of the same date, LQIF transferred its 100% acquired interest in Citigroup Chile II (Citibank Chile and Subs) to Banco de Chile in exchange of Banco de Chile series S shares. In exchange a total of 8,443,861,140 no-par Banco de Chile S-Series shares were issued to LQIF.

As described above, under Chilean GAAP, the merger of Banco de Chile and Citibank Chile was accounted for as a pooling of interest beginning January 1, 2008 with no retroactive restatement of historical financial statements.

Under U.S. GAAP, when accounting for a merger of entities under common control, the entity that receives the net assets initially recognizes the assets and liabilities transferred at their carrying amounts in the accounts of the transferring entity. This means, the goodwill and purchase accounting adjustments previously created in the LQIF books, at the time that it acquired Citibank Chile, must be included in the U.S. GAAP accounting records of the merged Banks.

The effects of accounting for these purchase accounting adjustments into the accounting records of the Bank and their subsequent effects on net income is included in paragraph (q), below.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2008)

34. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(c) Merger of entities under Common Control Banco de Chile - Citibank Chile (continued)

Under U.S. GAAP, the purchase price allocation of above mentioned transaction as of January 1, 2008 was as follows:

MCh$
Purchase consideration
Consideration paid	701,825
Less cash received	(186,402)
Less put option received	(93,592)

Net purchase consideration	421,831

Net assets acquired
Book value of Citibank Chile net assets	350,251
Incremental fair value of identified intangible assets	59,360
Fair value increment of identified net assets acquired	10,355
Deferred taxes on net assets acquired	(11,852)

Total net assets acquired	408,114

Goodwill	13,717

Core deposits intangible (1)	24,891
Brands (2)	18,182
Customer list(2)	16,287

Total incremental fair value of identified intangible assets acquired	59,360

(1)	Core deposit intangible is amortized over the estimated clients run-off period.
(2)	Customer list intangibles are amortized over their estimated useful life. Brand name intangibles are not amortized but are subject to periodic impairment testing as required by SFAS 142.

Goodwill generated in this transaction by reportable business segment, which is also included under paragraph (d) below, is the following:

Business Segments	MCh$
Wholesale	2,330
Retail Market	6,465
Treasury	4,922

Total goodwill	13,717

The Bank does not amortize goodwill related to the acquisition of Citibank Chile following the provisions of SFAS No. 142, as described in paragraph (d) below.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2008)

34. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(c) Merger of entities under Common Control Banco de Chile - Citibank Chile (continued)

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition.

As of January 1, 2008
MCh$
Cash and due from banks	311,000
Financial investments	360,455
Derivatives instruments	352,320
Loans	1,202,951
Intangibles	59,360
Other	91,018

Total assets acquired	2,377,104

Deposits	1,342,858
Other interest bearing liabilities	148,077
Derivatives instruments	346,882
Other liabilities	131,173

Total liabilities assumed	1,968,990

Net assets acquired, net of deferred taxes	408,114

(d) Amortization of Goodwill

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

The Bank has performed the annual impairment test of goodwill required by the standard, which did not result in any impairment. As of December 31, 2008, under Chilean GAAP, the Bank presents only goodwill arose from the Legg Mason (Chile) acquisition. Under U.S. GAAP, the carrying value of goodwill, net of accumulated amortization, comprises goodwill arising from to push-down accounting as result of the above described merger of entities under common control , the acquisition of Banco de A. Edwards and Legg Mason (Chile), described in paragraphs (a), (b) and (c) and its total balance were MCh$409,981, MCh$13,717,MCh$239,298 and MCh$4,987, respectively.

The table below presents the allocation of the total carrying value of goodwill by segments of the Bank at the end of each year:

Business Segments	2007 MCh$	2008 MCh$
Wholesale	412,136	414,465
Retail Market	194,514	200,979
International	50,803	—
Treasury	13,511	18,434
Subsidiaries	29,118	34,105

Total goodwill	700,082	667,983

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2008)

34. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(d) Amortization of Goodwill (continued)

As further described in paragraphs (p), Banco de Chile US Branches were sold on January 3, 2008. As a result of this transaction, the international segment has been discontinued and accordingly, goodwill allocated to this segment as of January 1, 2008 for an amount of MCh$50,803 has been derecognized. See the subsequent effects on net income included in paragraph (q), below.

(e) Deferred Income taxes

Under Statement of Financial Accounting Standard No. 109 (“SFAS 109”), “Accounting for Income Taxes”, income taxes are recognized using the liability method in a manner similar to Chilean GAAP.

Additional disclosures required under SFAS No. 109 are further described in paragraph (u) below.

(f) Investments in other companies

As shown in Note 11, certain long-term investments of less than 20% of the outstanding shares in other companies have been recorded using the equity method of accounting. Under U.S. GAAP these investments would generally be accounted for at cost less any non-temporary impairment in value. The effect of recording these assets in accordance with U.S. GAAP is included in the reconciliation of consolidated net income and equity in paragraph (q) below.

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

(h) Contingent loans

Under Chilean GAAP, the Bank includes in off balance accounts financial guarantees. For guarantees, in accordance to FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”), a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The required FIN 45 disclosures have been incorporated into paragraph (z), below.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2008)

34. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(i) Allowance for loan losses

The determination of the allowance for loan losses and disclosure requirements under U.S. GAAP differs from that under Chilean GAAP in the following respects:

1) Allowance for loan losses

Under Chilean GAAP, the allowance for loan losses is calculated according to specific guidelines set out by the rules of the Superintendency of Banks, as described in Note 1 (i).

Under U.S. GAAP allowances for loan losses should be in amounts adequate to cover inherent probable losses in the loan portfolio at the respective balance sheet dates. The Bank has estimated its required reserve under U.S. GAAP in the following manner:

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

	As of December 31,
	2007	2008
	MCh$	MCh$
U.S. GAAP loan loss reserve	139,772	209,507
Less: Chilean GAAP loan loss allowance as required by the Superintendency of Banks	(146,775)	(227,201)

U.S. GAAP adjustment	(7,003)	(17,694)

The effects of adopting SFAS No. 114 are included in the reconciliation included in paragraph (q) below.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2008)

34. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(i) Allowance for loan losses (continued)

2) Interest income and impaired loans – Additional disclosures

As of December 31, 2006, 2007 and 2008 the recorded investment in loans for which impairment had been recognized in accordance with SFAS No.114 totaled MCh$423,226, MCh$421,868 and MCh679,323 respectively, with a corresponding valuation allowance of MCh$80,324, MCh$78,234 and MCh$145,817, respectively. For the years ended December 31, 2006, 2007 and 2008 the average recorded investment in impaired loans was MCh$427,474, MCh$401,748 and MCh$563,188, respectively. For the years ended December 31, 2006, 2007 and 2008, the Bank recognized interest on impaired loans MCh$31,825, MCh$43,733 and MCh$42,533. The Bank recognizes interest on impaired loans on an accrual basis, except for past due loans for which the Bank recognizes interest on a cash basis, as described in paragraph (g) above. As of December 31, 2007 and 2008, the Bank had made provisions against all loans which it considered to be impaired.

The following presents an analysis under U.S. GAAP of the changes in the allowance for loan losses during the periods presented.

	As of December 31,
	2006	2007	2008
	MCh$	MCh$	MCh$
Allowance for loan losses in accordance with U.S. GAAP, as of January 1,	116,756	137,238	139,772
Price-level restatement (1)	(2,829)	(9,647)	(12,350)
Charge-offs	(70,937)	(77,913)	(104,895)
Loan loss recoveries	32,866	38,250	39,648
Allowances for loan losses established	61,361	51,844	147,341
Allowances for loan losses released	21	—	(9)

Balances as of December 31,	137,238	139,772	209,507

(1)	Reflects the effect of inflation and exchange rate changes of branches abroad on the allowance for loan losses under Chilean GAAP at the beginning of each period, adjusted to constant pesos of December 31, 2008.

3) Charge-offs

As discussed in Note 1 (i) of these financial statements, under Chilean GAAP the Bank charges-off loans when collection efforts have been exhausted. Under the rules and regulations established by the Superintendency of Banks, charge-offs must be made within the following maximum prescribed limits:

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

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2008)

34. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(i) Allowance for loan losses (continued)

4) Loan Purchases

On a non-recurring basis, the Bank acquires non-impaired loans directly from the market of from other financial institutions, mainly to meet its customer requirements. Under Chilean GAAP, loans purchased are recorded at fair value (price paid) when acquired, classified and recorded in the loan portfolio line item to which it relates and any discount or premium is recognized as an adjustment to interest income using the effective interest rate method. Other than certain loans acquired from Citibank, as result of the merger transaction described above, the Bank does not purchase loans that are deemed impaired at the acquisition date.

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

SFAS 91 states that any purchase premiums or discounts on loans shall be recognized as an adjustment of yield generally by the effective interest method based on the contractual terms of the loan. SOP 03-3 requires acquired loans to be recorded at fair value and prohibits carrying over valuation allowances in the initial accounting for acquired impaired loans. Furthermore SOP 03-3 limits the yield that may be accreted (accretable yield) to the excess of the undiscounted expected cash flows over the investor’s initial investment in the loan. The excess of the contractual cash flows over expected cash flows (nonaccretable yield) may not be recognized as an adjustment of yield, loss accrual or valuation allowance. Subsequent increases in cash flows expected to be collected are recognized prospectively through an adjustment of the loan’s yield over its remaining life. Decreases in expected cash flows are recognized as impairments. Considering that the Bank is not engaged, on a regular basis, in the purchase of impaired loans and the accounting treatment between Chilean and US GAAP for discounts or premiums as result of the acquisition of non-impaired loans does not differ, no significant differences arise.

During the years ended December 31, 2006, 2007, and 2008, Banco de Chile purchased non-impaired loans amounting to MCh$189,470, MCh$135,637 and MCh$114,442.

As mentioned above, the Bank acquired certain impaired loans from Citibank as result of the merger transaction. Under Chilean GAAP, these loans where recorded at their previous carrying amounts, including their related loan loss allowance. For US GAAP purposes, the Bank recorded these loans at fair value at the acquisition date, not carrying over any loan loss allowance as required by SOP 03-3.

(j) Reversal of additional Allowance for Loans Losses

Under Chilean GAAP, the Bank historically has followed the practice of maintain additional loan loss allowance as partof the determination of allowance for loan losses. From January 1, 2008 due to changes in format for the presentation of financial statements, this concept is recorded under Operating Expenses . For U. S. GAAP purposes, historically this item has not been considered in the determination of the reserve requirements under U.S. GAAP and, accordingly it have been eliminated in the reconciliation to U.S. GAAP included under paragraph (q) below.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2008)

34. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(k) Financial investments

Under Chilean GAAP, until December 31, 2005, financial investments were classified as permanent and non-permanent. Beginning 2006 the Bank adopted Circular No.3,345 (the “ Circular”), issued by the Superintendency of Banks. The Circular, which was based on International Accounting Standard N° 39 – “Financial Instruments-Recognition and Measurement”, established new accounting and classification criteria for investments securities and derivative instruments, among other. The new accounting criteria and classification rules are broadly similar to US GAAP, therefore, beginning 2006 no differences arise for financial investments. See Note 1(f) and 1(g) for further details on Chilean GAAP accounting rules on financial investments.

The following are required disclosures for investments classified as available-for-sale in accordance with SFAS Nº115 and the presentation requirements of Article 9 (see paragraph (s) below). The disclosures have been prepared using amounts determined in accordance with U.S. GAAP.

Realized gains and losses are determined using the proceeds from sales less the cost of the investment identified to be sold. For the years ended December 31, 2006 and 2007 no gains and losses realized on the sale of available-for-sale securities were recorded. For year ended December 2008 MCh$173 was recognized as gain.

The carrying value and market value of investments available-for-sale as of December 31, 2007 and 2008 are as follows:

	Years ended December 31,
	2007				2008 (**)
Available-for-sale Instruments:	Carrying Value	Gross Unrealized Gains	Gross Unrealized Losses (*)	Estimated Fair Value	Carrying Value	Gross Unrealized Gains	Gross Unrealized Losses (*)	Estimated Fair Value
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Instruments issued by the Chilean Government and Central Bank
Central Bank instruments	—	—	—	—	382,292	364	(691)	381,965
Treasury bonds or notes payable	—	—	—	—	30,280	—	(29)	30,251
Other government instruments	—	—	—	—	11,502	—	(36)	11,466
Other instruments issued in Chile
Instruments issued by other banks	—	—	—	—	502,754	499	(4,950)	498,303
Bonds and commercial paper issued by companies	—	—	—	—	49,488	—	(2,919)	46,569
Instruments issued abroad
Other instruments issued abroad	—	—	—	—	106,884	421	(4,421)	102,884

Total	—	—	—	—	1,083,200	1,284	(13,046)	1,071,438

(*)	Investments with unrealized losses are disclosed and segregated in accordance with FSP SFAS 115-1. The unrealized losses were caused by interest rate increases. The contractual terms of these investments do not permit the issuer to settle the securities at a price less than the amortized cost of the investment. Because the Bank has the ability and intends to hold investment until recovery of its investment, which may be maturity, the Bank does not consider these investments to be other than temporarily impaired.
(**)	As is mentioned in note 2 (b), the Bank reclassified certain financial instruments from “Trading” to “Available for Sale” as result of the merger transaction. These financial instruments were transferred at their fair value on the transfer date. Previous unrealized gains and losses were not transferred to other comprehensive income.

As of December 31, 2008, total carrying amount and fair value of the available-for-sale portfolio with unrealized losses amounted to MCh$503,705 and MCh$490,659, respectively. None of these securities have been in an unrealized loss position for more than 12 months.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2008)

34. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(k) Financial investments (continued)

The maturities of the securities trading, held to maturity and available for sale, as of December 31, 2008 was as follows:

	As of December 31, 2008
	Due within 1 year	Due after 1 year but within 3 years	Due after 3 years but within 6 years	Due after 6 years	Total 2008
	MCh$	MCh$	MCh$	MCh$	MCh$
Available for sale instruments	687,112	113,257	121,257	149,812	1,071,438

Total	687,112	113,257	121,257	149,812	1,071,438

The Bank evaluates all investments for declines in value that are considered other than temporary impairment (“permanent impairment”). The Bank charges-off to earnings any amounts which are deemed to be a permanent impairment of the value of that security.

•	Interest rate and foreign exchange valuation for securities issued in currencies different to the functional currency.

According to SFAS 115 the fair market value adjustment for Available for Sale portfolio is recognized in OCI (Other Comprehensive Income). These adjustments considered the interest rate and foreign exchange valuation when securities are issued in other currencies different to the functional currency. Under Chilean GAAP, the foreign exchange is directly recognized as income and only the interest rate effect is recognized in OCI. The effects of this adjustment is included in the reconciliation present in paragraph (q) below.

(l) Derivatives

The Bank enters into derivative transactions for its own account and to meet customers’ risk management needs. Banco de Chile and its subsidiaries protect themselves against variations in the foreign exchange and interest rate market by using forward contracts, currency swaps and interest rates swaps. These activities include hedging and treasury operations and help Banco de Chile and its subsidiaries provide financial products their clients.

Under Chilean GAAP all financial derivative contracts, which include foreign currency and U.F. forwards, interest rate forwards, currency and interest rate swaps, currency and interest rate options and other financial derivative instruments, are recorded in the balance sheet at cost (including transaction costs) at inception and subsequently measured at their fair value. The fair value is obtained from market quotes, discounted cash flows models and options valuation models, as and where applicable. Derivative contracts are reported as an asset when their fair value is positive and as a liability when negative under the line item “Derivative instruments”. The gains recognized in income associated with these contracts for the years ended December 31, 2006 and 2008 were MCh$29,476 and MCh$351,568 respectively, and the loss recognized in income associated with these contracts for the year ended December 31, 2007 was MCh$27,466.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2008)

34. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(l) Derivatives (continued)

Under Chilean GAAP, Circular 3,345, certain derivatives embedded in other financial instruments are treated as separate derivatives when their risk and characteristics are not closely related to those of the main contract and this is not recorded at its fair value with its unrealized gains and losses included in income. The above mentioned circular did not included service type contracts when evaluating for embedded derivatives.

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

For the year ended December 31, 2007 and 2008 Banco de Chile recognized in the line item “Gains (losses) from trading and brokerage activities” a net loss of MCh$810 and MCh$667 related to the ineffective portion of its hedging instruments.

The effects of the differences in accounting for embedded derivatives between Chilean and U.S. GAAP on the consolidated net income and equity of the Bank are included in paragraph (q) below.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2008)

34. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(m) Mandatory dividend

As required by the Chilean General Banking Law, unless otherwise decided by a two-thirds vote of its issued and subscribed shares, the Bank must distribute a cash dividend in an amount equal to at least 30% of its net income for each year as determined in accordance with Chilean GAAP, unless and except to the extent the Bank has unabsorbed prior year losses.

Until 2007, dividend obligations were recorded when declared by the Shareholders’ Meeting and a reconciling item was recorded to recognize the minimum dividend liability.

The effects of this adjustment on the equity of the Bank until 2007 are included in paragraph (q) below.

Beginning 2008, as result of the new accounting rules prescribed by the Superintendency of Banks, the Bank is required to record a provision for minimum dividend. Accordingly, as of December 31, 2008 no difference exist between Chilean and U.S. GAAP.

(n) Assets received in lieu of payment

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

Under U.S. GAAP, assets received in lieu of payment are initially recorded at fair value less any estimated costs to sell at the date of foreclosure, on an individual asset basis. The effect of recording these assets in accordance with U.S. GAAP is included in the reconciliation of consolidated net income and equity in paragraph (q) below.

(o) Staff severance indemnities

The provision for staff severance indemnities relates to a benefit payable to a defined number of employees, upon their retirement from the Bank, conditional upon having completed 30 years of continuous service. The Bank makes indemnity payments upon termination of the applicable employees, and has not set aside assets to fund its benefit obligation. Under Chilean GAAP, the related liability is calculated by discounting the benefit accrued using real interest rates, as described in Note 1(q), considering current salary levels of all employees eligible under the plan and the estimated average remaining service period. Under U.S. GAAP the corresponding liability is recorded using the shutdown method, consistent with the accounting criteria applied by its parent company, Quiñenco.

The effects of accounting for termination indemnity benefits under U.S. GAAP have been presented in paragraph (q), below.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2008)

34. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(p) Discontinued operations of US Branches

On December 31, 2007 the Bank and Citibank N.A. signed an “Agreement to Purchase the Assets and Assume the Liabilities” of the New York and Miami Branches, effective January 1, 2008, by which Citibank N.A. acquired the Bank’s branches assets and assumed liabilities, with certain minor exclusions, after receiving authorization from the federal agency Office of the Comptroller of the Currency (OCC) and the Federal Reserve Bank of Atlanta, for a total consideration price of US$130 million. The branches are included in the total purchase consideration and cash received in the transaction, refer to Note 34 ( c )

Under Chile GAAP, the disposal plan of the assets and liabilities of the New York and Miami Branches was not considered as a group of assets and liabilities held for sale and as discontinued operations for presentation purposes due to the immaterial contribution to the consolidated financial statements of the Bank as of December 31, 2007.

Under U.S. GAAP this group of assets and liabilities held for sale are accounted in accordance with SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”. Accordingly, as of this date, the Miami and New York Branches of the Bank were considered as held for sale and were valued at the lower of its carrying amount and fair value less cost of sale for US GAAP purposes.

These subsidiaries were reported as part of the International Banking operating. The sale of these branches was effective on January 1, 2008.

Other than the derecognition of the related goodwill, as recorded for US GAAP purposes, there is no other significant difference between Chilean and US GAAP as result of this disposal. The effects of writing-off the above mentioned goodwill for U.S. GAAP purposes have been presented in paragraph (q), below.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2008)

34. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(q) Summary of Income Statement and Equity differences

The following is a reconciliation of consolidated net income under Chilean GAAP to the corresponding U.S. GAAP amounts:

	Year ended December 31,
	2006	2007	2008	2008
	MCh$	MCh$	MCh$	ThUS$
Net income in accordance with Chilean GAAP	228,360	263,852	272,427	433,035
U.S. GAAP adjustments:
Push Down accounting Banco Edwards (Note 34 (a))
Fair value of intangibles	(15,638)	(15,638)	(13,975)	(22,214)
Fair value of loans	(1,161)	—	—	—
Fair value of premises	(279)	(280)	(283)	(450)
Fair value of other	258	—	—	—
Acquisition of Banco Edwards (Note 34 (b))
Fair value of intangibles	(3,084)	(2,614)	(2,227)	(3,540)
Fair value of loans	641	1,164	321	510
Fair value of other interest bearing liabilities	4,865	4,320	4,320	6,867
Fair value of premises and others	81	71	71	113
Acquisition of Citibank Chile (Note 34 (c))
Fair value of Loans	—	—	(3,649)	(5,800)
Fair value of intangibles	—	—	(5,823)	(9,256)
Fair value of premises	—	—	1,061	1,687
Derecognition of goodwill as result of US branches sale	—	—	(50,803)	(80,754)
Investments in other companies (Note 34 (f))	(122)	(87)	414	658
Allowance for loan losses (Note 34 (i))	(18,487)	4,238	10,691	16,994
Reversal of additional allowance for loan losses (Note 34 (j))	120	(1,428)	15,664	24,899
Derivatives (Note 34 (l))	(473)	212	(1,004)	(1,596)
Investment securities (Note 34 (k))	81	(68)	(10,464)	(16,633)
Assets received in lieu of payment (Note 34 (n))	1,918	(4,335)	(1,166)	(1,853)
Staff severance indemnities (Note 34 (o))	(510)	(326)	1,367	2,173
Other	—	—	541	860
Deferred tax effect of the above U.S. GAAP adjustments (Note 34 (e))	5,577	2,494	(783)	(1,245)

Net income in accordance with U.S. GAAP	202,147	251,575	216,700	344,455

Other comprehensive income, net of tax (Note 34 (v))	367	(2,719)	(4,551)	(7,235)
Unrealized holding gains (losses) on available-for-sale securities, net of tax	(13)	8	(8,638)	(13,731)
Adjustment for translation differences	380	(2,727)	4,087	6,496

Comprehensive income in accordance with U.S. GAAP	202,514	248,856	212,149	337,220

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2008)

34. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(q) Summary of Income Statement and Equity differences (continued)

The following is a reconciliation of consolidated equity differences under Chilean GAAP to the corresponding amounts under U.S. GAAP:

	Years ended December 31,
	2007	2008	2008
	MCh$	MCh$	ThUS$
Equity in accordance with Chilean GAAP(1)	1,144,967	1,297,735	2,062,811
U.S. GAAP adjustments:
Push Down accounting Banco Edwards (Note 34 (a))
Goodwill	482,217	482,217	766,507
Derecognition of goodwill as result of US branches sale	—	(50,803)	(80,754)
Goodwill accumulated amortization (Note 34 (d))	(23,807)	(23,807)	(37,842)
Fair value of intangibles	219,619	219,619	349,095
Amortization of fair value of intangibles	(111,129)	(125,104)	(198,859)
Fair value of premises	14,045	14,045	22,325
Amortization of fair value of premise	(1,972)	(2,256)	(3,585)
Acquisition of Banco Edwards (Note 34 (b))
Goodwill	239,298	239,298	380,375
Fair value of intangibles	39,892	39,892	63,410
Amortization of fair value of intangibles	(27,771)	(29,998)	(47,683)
Fair value of loans	(2,919)	(2,596)	(4,126)
Fair value of other interest bearing liabilities	(28,532)	(24,212)	(38,486)
Fair value of premises and others	(435)	(354)	(563)
Amortization of fair value of premises	(66)	(78)	(124)
Acquisition of Citibank Chile (Note 34 (c))
Goodwill	—	13,717	21,803
Fair value of Loans	—	14,598	23,204
Amortization of fair value of loans		(3,649)	(5,800)
Fair value of intangibles	—	59,360	94,356
Amortization of fair value of intangibles		(5,823)	(9,256)
Fair value of premises	—	(4,243)	(6,745)
Amortization of fair value of premise		1,061	1,687
Investments in other companies (Note 34 (f))	562	976	1,551
Allowance for loan losses (Note 34 (i))	7,003	17,694	28,125
Reversal of additional allowance for loan losses (Note 34 (j))	23,216	38,880	61,802
Derivatives (Note 34 (l))	289	(715)	(1,137)
Investment securities (Note 34 (k))	72	(688)	(1,094)
Assets received in lieu of payment (Note 34 (n))	3,493	2,327	3,699
Minimum Dividend (Note 34 (m))	(79,155)	—	—
Staff severance indemnities (Note 34 (o))	(6,838)	(5,471)	(8,696)
Other	2,374	2,915	4,634
Deferred tax effect of the above U.S. GAAP adjustments (Note 34 (e))	(21,755)	(36,038)	(57,284)

Equity in accordance with U.S. GAAP	1,872,668	2,128,499	3,383,350

(1)	Total equity excluding minority interest

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2008)

34. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(q) Summary of Income Statement and’ Equity differences (continued)

The following summarizes the changes in equity under U.S. GAAP during the years ended December 31, 2007 and 2008:

	Years ended December 31,
	2006	2007	2008	2008
	MCh$	MCh$	MCh$	ThUS$
Balance as of January 1,	1,707,328	1,726,797	1,872,668	2,976,694
Capital increase as a result of the merger	—	—	422,599	671,742
Dividends paid	(179,281)	(188,009)	(285,623)	(454,012)
Mandatory dividends, previous date	64,743	68,507	79,155	125,821
Mandatory dividends, closing date	(68,507)	(79,155)	(190,698)	(303,123)
Unrealized gains on Available-for-sale investments, net of taxes	(13)	8	(8,638)	(13,731)
Subscription and payment of shares	—	95,672	18,249	29,008
Cumulative translation adjustment	380	(2,727)	4,087	6,496
Net income in accordance with U.S. GAAP	202,147	251,575	216,700	344,455

Balance as of December 31,	1,726,797	1,872,668	2,128,499	3,383,350

(r) Net income per share

The following disclosure of net income per share information is not generally required for presentation in the financial statements under Chilean GAAP but is required under U.S. GAAP. Earnings per share is determined by dividing combined net income by the weighted average number of total shares outstanding.

	Years ended December 31,
	2006	2007	2008
Chilean GAAP(1)	Ch$	Ch$	Ch$
Earnings per share	3.32	3.69	3.37
Weighted average number of total shares outstanding (in millions)	68,821.32	71,494.60	80,871.88

U.S. GAAP(1)
Earnings per share on continued operations	3.02	3.53	2.81
Earnings per share on discontinued operations	(0.08)	(0.01)	(0.13)
Earnings per share	2.94	3.52	2.68
Weighted average number of total shares outstanding (in millions)	68,821.32	71,494.60	80,871.88

(1)	Basic and diluted earnings per share have been calculated by dividing net income by the weighted average number of common shares outstanding during the year. There are no potentially dilutive effects on the earnings of Banco de Chile as it had not issued convertible debt or equity securities.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2008)

34. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(s) Article 9 Presentation of Income Statements and Balance Sheets

The presentation of the consolidated financial statements differs from the format required by the Securities and Exchange Commission under Rules 210.9 to 210.9-07 of Regulation S-X (“Article 9”). The following financial statements are presented in constant Chilean pesos of December 31, 2008 and are presented in a format that complies with the requirements of Article 9 of Regulation S-X. The Income Statements presented for the years ended December 31, 2006, 2007 and 2008 disclose the Bank’s U.S. GAAP income statements in a format that complies with the requirements of Article 9 of regulation S-X.

The principal reclassifications and adjustments which were made to the basic Chilean GAAP consolidated financial statements in order to present them in the Article 9 format are as follows:

1.	Presentation of Non-interest bearing net of cash clearing account(1)

2.	Reclassification of assets under lease from Other assets to Fixed assets

3.	Presentation of deferred taxes on net basis

4.	Reclassification of the amortization of deferred sales forces fees related with loans origination from fees and income from services to interest and fees on loans

5.	Reclassification of other non-operating income and expenses items to other income and expenses as result of being operational income and expenses for US GAAP purposes

6.	Inclusion of adjustments to U.S. GAAP described in Note 34(q)

(1)	In accordance with regulations issued by the Superintendency of Banks, Chilean banks include under the caption “Transactions in the course of collection” amounts related to checks from other banks that have been deposited in their clients’ checking accounts that are pending of settlement. As no cash is involved in the transaction, these amounts should not be recorded under U.S. GAAP until the cash is received, which normally occurs the following business day.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2008)

34. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(s) Article 9 Presentation of Income Statements and Balance Sheets (continued)

The following income statements presented for the years ended December 31, 2006, 2007 and 2008 have been prepared in accordance with U.S. GAAP to disclose the Bank’s consolidated income statement related continued operations in accordance with the requirements of Article 9:

	Years ended December 31,
Income Statements	2006	2007	2008
	MCh$	MCh$	MCh$
INTEREST INCOME:
Interest and fees on loans	806,559	1,150,093	1,574,007
Interest on investments	12,065	17,912	60,804
Interest on deposits with banks	4,646	6,868	3,412
Interest under agreements to resell	2,548	2,373	4,666

Total interest income	825,818	1,177,246	1,642,889

INTEREST EXPENSE:
Interest on deposits	(293,013)	(459,892)	(602,338)
Interest on investments sold under agreements to purchase	(12,722)	(19,171)	(28,473)
Interest on short-term debt	(14,078)	(15,304)	(28,270)
Interest on long-term debt	(94,524)	(179,807)	(221,703)
Price-level restatement [1]	(9,972)	(41,325)	(77,789)

Total interest expense	(424,309)	(715,499)	(958,573)

Net interest income	401,509	461,747	684,316
PROVISION FOR LOAN LOSSES	(61,454)	(52,667)	(127,902)

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	340,055	409,080	556,414

OTHER INCOME:
Net fees and commissions	176,075	201,561	233,290
Gains (losses) from trading and brokerage activities	79,820	31,142	376,317
Foreign exchange transactions, net	(13,043)	19,357	(353,012)
Other income	31,924	23,730	28,311

Total other income	274,776	275,790	284,906

OTHER EXPENSES:
Staff expenses	(175,637)	(198,947)	(306,040)
Depreciation and amortization	(32,834)	(35,887)	(50,094)
Administration expenses	(128,507)	(116,553)	(160,666)
Other expenses	(48,008)	(53,478)	(58,499)
Minority interest	(1)	—	—

Total other expenses	(384,987)	(404,865)	(575,299)

INCOME BEFORE INCOME TAXES	229,844	280,005	266,021
INCOME TAXES	(22,528)	(27,894)	(38,593)

NET INCOME ON CONTINUED OPERATIONS	207,316	252,111	227,428
NET LOSS ON DISCONTINUED OPERATIONS, NET OF TAXES	(5,169)	(536)	(10,728)

NET INCOME FOR THE YEAR	202,147	251,575	216,700

[1]

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

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2008)

34. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(s) Article 9 Presentation of Income Statements and Balance Sheets (continued)

The following balance sheets presented as of December 31, 2007 and 2008 have been prepared in accordance with U.S. GAAP to disclose the Bank’s consolidated balance sheets in accordance with the requirements of Article 9:

Balance Sheets

	As of December 31,
	2007	2008
	MCh$	MCh$
ASSETS
Cash and due from banks	361,022	751,223
Interest bearing deposits in other banks	674,295	530,367
Securities purchased under resale agreement	75,283	75,519
Trading securities	760,010	398,788
Available for sale instruments	—	1,071,438

Subtotal	1,870,610	2,827,335

Loans	11,640,496	13,842,733
Unearned income	(108,940)	(113,383)
Allowance for loan losses	(139,772)	(209,507)

Loans, net	11,391,784	13,519,843

Fixed assets, net	239,938	256,421
Goodwill	649,279	667,983
Group of assets held for sale	500,272	—
Other assets	510,453	1,422,564

TOTAL ASSETS	15,162,336	18,694,146

LIABILITIES AND EQUITY
Deposits:
Non-interest bearing	2,296,050	2,776,400
Interest bearing	6,962,100	8,472,590

Total deposits	9,258,150	11,248,990

Short-term borrowings	311,563	1,546,243
Securities sold under repurchase agreement	386,793	420,658
Group of liabilities held for sale	419,351	—
Other liabilities	434,158	1,378,934
Long-term debt	2,479,652	1,970,814

TOTAL LIABILITIES	13,289,667	16,565,639
Minority interest	1	8

Capital
Common stock	785,358	1,106,491
Other Equity	1,087,310	1,022,008

TOTAL EQUITY	1,872,668	2,128,499

TOTAL LIABILITIES AND EQUITY	15,162,336	18,694,146

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2008)

34. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(s) Article 9 Presentation of Income Statements and Balance Sheets (continued)

The following is a reconciliation of total assets presented in accordance with guidelines established by the Superintendency of Banks and the presentation prescribed by Article 9:

	As of December 31,
	2007	2008
	MCh$	MCh$
Total assets of the Bank under Chilean GAAP	14,551,772	18,128,442
Elimination of assets offset by liabilities:
Cash clearing account	(193,063)	(230,861)
Reclassification of deferred taxes	(15,927)	(25,465)
U.S. GAAP adjustments, net	819,554	822,030

Total assets as per Article 9 presentation	15,162,336	18,694,146

(t) Consolidated Statements of Cash Flows

As a result of the merger transaction, the Bank acquired assets and assumed liabilities, which are shown as non-cash investing transaction as follows:

As of December 31, 2008
MCh$
Cash acquired	311,000
Financial investments and loans	1,563,407
Bank premises and equipment	27,142
Goodwill and intangibles	73,077
Other assets	416,195
Liabilities	(1,968,222)
Subtotal	422,599
Capital increase (Note 34 (q))	(422,599)

Total	—

For Chile GAAP purposes, cash and cash equivalent includes highly liquid instruments with insignificant risk of changing value, maturing in no more than three months from the date of acquisition and transactions in the course of settlement. For purposes US GAAP, these highly liquid instruments and transactions in the course of settlement are not considered as cash equivalent. Accordingly, cash and cash equivalent for US GAAP purposes is as follows:

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2008)

34. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(t) Consolidated Statements of Cash Flows (continued)

	As of December 31,
	2006	2007	2008
	MCh$	MCh$	MCh$
Cash flow from operating activities under Chilean GAAP	386,533	417,124	256,043
Differences between Chilean GAAP and US GAAP:
Net transactions in the course of settlement	(188,148)	(71,771)	241,063

Cash flow from operating activities under US GAAP	198,386	345,353	497,106

Cash flow investing activities Chilean GAAP	(1,614,292)	(2,184,418)	(1,753,342)
Differences between Chilean GAAP and US GAAP:
Highly liquid financial instruments	(343,735)	306,601	(232,147)
Net cash acquired from Citibank	—	—	311,000

Cash flow from investing activities under US GAAP	(1,958,027)	(1,877,817)	(1,674,489)

Financing cash flow activities Chilean GAAP and US GAAP	1,788,415	1,214,799	1,674,901

Cash flows from discontinued operations
Operating activities	4,189	(2,959)	—
Investing activities	(81,533)	(10,138)	—
Financing activities	103,660	13,120	—

Less total cash flows from discontinued operations	26,316	23	—

Net cash flow	55,090	(317,642)	497,518

Effect of price-level restatement and exchange rate difference	(23,801)	(68,387)	(89,907)

Total change of cash and cash equivalent	31,389	(386,029)	407,611
Cash equivalent at the beginning of the period	859,005	843,156	436,305
Cash equivalent at the beginning of the period – Discontinued operations	(47,138)	(20,822)	(17,174)

Total Cash and Cash equivalent	843,156	436,305	826,742

	As of December 31,
	2006	2007	2008
	MCh$	MCh$	MCh$
Cash and due from banks
Cash	198,645	227,645	223,103
Chilean Central Bank deposits	508,574	39,899	168,255
Deposits in other Domestic banks	33,941	58,079	80,624
Deposits abroad	49,029	35,399	279,241

Subtotal – Cash and due from banks	790,189	361,022	751,223

Repurchase agreements	52,967	75,283	75,519

Total Cash and Cash equivalent	843,156	436,305	826,742

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2008)

34. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(u) Income taxes

The reconciliation of the provision for income taxes charged to income under Chilean GAAP to the corresponding amounts under U.S. GAAP is as follows:

	Years ended December 31,
	2006	2007	2008
	MCh$	MCh$	MCh$
Tax expense for the year under Chilean GAAP	(28,105)	(30,388)	(37,810)
U.S. GAAP Adjustments:
Deferred tax effect of U.S. GAAP adjustments	5,577	2,494	(783)

Tax expense for the year under U.S. GAAP	(22,528)	(27,894)	(38,593)

Deferred tax assets (liabilities) are summarized as follows:

	Years ended December 31,
	2007	2008
	MCh$	MCh$
Deferred Tax Assets:
Allowance for loan losses	19,142	27,884
Obligations with repurchase agreements	5,005	9,194
Leasing equipment	3,149	3,311
Deferred income taxes related to purchase accounting of Banco de A. Edwards	3,374	2,949
Personnel provisions	2,382	3,544
Staff vacations	2,446	3,057
Staff severance indemnities	2,353	1,825
Accrued interests and readjustments from risky loan portfolio	1,716	2,383
Assets at market value	85	(813)
Other adjustments	8,130	11,276

Total Deferred Tax Assets	47,782	64,610

Deferred Tax Liabilities:
Deferred income taxes related to push down accounting adjustments	20,496	28,493
Investments sold under repurchase agreements	4,922	7,843
Depreciation and price-level restatement of fixed assets	4,637	10,004
Transitory assets	3,851	4,749
Other adjustments	2,516	6,287

Subtotal Deferred Tax Liabilities	36,422	57,376
Deferred taxes with an effect on equity
Valuation adjustment on available-for-sale investments	—	(1,768)
Total deferred tax on equity	—	(1,768)

NET DEFERRED TAX ASSETS	11,360	9,002

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2008)

34. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(u) Income taxes (continued)

The provision (benefit) for income taxes under U.S. GAAP differs from the amount of income tax determined by applying the applicable Chilean statutory income tax rate to pretax income as a result of the following differences:

	Years ended December 31,
	2006	2007	2008
	MCh$	MCh$	MCh$
Chilean taxes due at the applicable statutory rate (1)	39,073	47,601	45,224
Increase (decrease) in rates resulting from:
Non-deductible expenses	5,538	6,466	23,824
Non-taxable income	(21,257)	(23,691)	(23,199)
Effect on tax and financial equity restatement (2)	(788)	(2,729)	(2,607)
Other	(38)	247	(4,649)

At effective tax rate	22,528	27,894	38,593

(1)	The Chilean statuary first category (corporate) income tax rate is 17% for 2006, 2007 and 2008.
(2)	This item corresponds to the difference in the basis used for the price-level restatement calculation of equity for financial and tax purposes.

Effective January 1, 2007, the Bank and its subsidiaries adopted FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48), which clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes”. The Interpretation prescribes a threshold for the financial statement recognition and measurement of a tax position taken or expected to be taken within an income tax return. For each tax position, the enterprise must determine whether it is more likely than not that the position will be sustained upon examination based on the technical merits of the position, including resolution of any related appeals or litigation. A tax position that meets the more likely than not recognition threshold is then measured to determine the amount of benefit to recognize within the financial statements. No benefits may be recognized for tax positions that do not meet the more likely than not threshold. The benefit to be recognized is the largest amount that is more likely than not to be realized upon ultimate settlement.

The Bank did not record any effect as result of the adoption of the provisions of FIN 48 on the current period nor to retained earnings due to its tax positions did not meet the recognition threshold.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2008)

34. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(v) Comprehensive Income

The Bank presents comprehensive income and its components with the objective to report a measure of all changes in equity that result from transactions and other economic events of the period other than transactions with owners (“comprehensive income”). Comprehensive income is the total net income and other non-owner equity transactions that result in changes in net equity.

The following represents accumulated other comprehensive income balance, net of tax, for the years ended December 31, 2006, 2007 and 2008:

	Year ended December 31, 2008
	Before-tax amount	Tax (expense) or benefit	Net-of-tax amount
	MCh$	MCh$	MCh$
Beginning balance	(6,091)	(1,162)	(7,253)
Price-level restatement (1)	714	(121)	593
Unrealized gains on investments available for sale:
Capital increase as a result of the merge.	(2,819)	479	(2,340)
Unrealized gains arising during the period	(17,292)	2,940	(14,352)
Less: reclassification adjustment for gains included in income	9,705	(1,651)	8,054

Net unrealized gains	(10,406)	1,768	(8,638)
Adjustment for translation differences	4,087	—	4,087

Ending balance	(11,696)	485	(11,211)

	Year ended December 31, 2007
	Before-tax amount	Tax (expense) or benefit	Net-of-tax amount
	MCh$	MCh$	MCh$
Beginning balance	(3,777)	(1,092)	(4,869)
Price-level restatement (1)	404	(69)	335
Unrealized losses on investments available for sale:
Unrealized losses arising during the period	—	—	—
Less: reclassification adjustment for losses included in net income	9	(1)	8

Net unrealized losses	9	(1)	8
Adjustment for translation differences	(2,727)	—	(2,727)

Ending balance	(6,091)	(1,162)	(7,253)

	Year ended December 31, 2006
	Before-tax amount	Tax (expense) or benefit	Net-of-tax amount
	MCh$	MCh$	MCh$
Beginning balance	(4,274)	(1,072)	(5,346)
Price-level restatement (1)	132	(22)	110
Unrealized losses on investments available for sale:
Unrealized losses arising during the period	(15)	2	(13)
Less: reclassification adjustment for losses included in net income	—	—	—

Net unrealized losses	(15)	2	(13)
Adjustment for translation differences	380	—	380

Ending balance	(3,777)	(1,092)	(4,869)

(1)	Reflects the effect of inflation on the comprehensive income at the beginning of each period, adjusted to constant pesos of December 31, 2008.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2008)

34. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(w) Segment information

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

The Bank has strategically aligned its operations into four major segments of business (five for period prior to 2008) based on its market segmentation and the needs of its clients and trading partners. The Bank manages and measures the performance of its operations through these business segments using an internal profitability reporting system. The internally reported segments are as follows:

Wholesale Market,

The Wholesale market business segment serves the needs of corporate customers with annual sales in excess of Ch$1,400 million that are engaged in a wide spectrum of industry sectors. Services provided include depositing and lending in both Chilean pesos and foreign currency, trade and project financing, working capital financing, leasing, factoring, foreign trade financing, lines of credit, commercial mortgage loans and various non-credit services, such as financial consultancy, collections, supplier payments, payroll management and a wide array of treasury and risk management products, as well as electronic banking services. The Wholesale market business segment also includes international services, such as import and export financing, letters of credit, guarantees and other forms of credit support.

Retail Market,

The Retail market business segment serves the financial needs of individuals and middle-market companies (with annual sales of up to Ch$1,400 million) through the Bank’s branches network. The principal financial services offered include credit cards, debit cards, residential mortgage loans, consumer loans, commercial loans, leasing loans, as well as deposit services such as checking and savings accounts and time deposits.

Treasury,

The Treasury segment is responsible for the management of the Bank’s assets and liabilities and also offers financial services to other segments and external customers such as currency exchange and currency swaps, instruments developed for currency and interest rate risk hedging, transactions under repurchase agreements and investment products based on bonds, mortgage notes and deposits. The Treasury segment is also responsible for monitoring compliance with regulatory deposit limits, technical reserves and maturity and rate matches.

International Banking,

For periods prior to 2008, the International Banking segment included services offered through the Bank’s New York and Miami branches and its representative offices. As a consequence of the merger by absorption of Citibank Chile into Banco the Chile effective January 1st, 2008, US branches were sold to Citigroup.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2008)

34. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(w) Segment information (continued)

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

•	The results associated with the gap management (interest rate mismatches) have been fully allocated in the treasury segment.

•

The performance of the business segments, measured by an internal profitability system considers results that are directly related to performance and not to overhead expenses of corporate and support departments, additional allowances, merger costs, taxes and other operating income and expenses.

•	The internal performance profitability system considers capital allocation in each segment in accordance to Basel guidelines.

•	Provisions for loan losses in each segment are measured on a client basis.

•

In addition to direct costs (consisting mainly of labor and administrative expenses), the Bank allocates the majority of its indirect operating costs to each business area, whenever there is a clearly defined business driver that links such costs to the business area.

The following tables show the results of the Bank by operating segments for the three years ended December 31, 2008:

	Year ended December 31, 2008 (1)
	Wholesale Market	Retail Market	Treasury	International Banking	Subsidiaries	Other (2)	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Operating Revenues	293,016	547,182	136,461	—	119,920	901	1,097,480
Provisions	(28,636)	(108,603)	—	—	(2,185)	831	(138,593)
Operating Expenses	(66,312)	(241,559)	(6,516)	—	(77,224)	(182,237)	(573,848)
Other income and expenses	(69,295)	(39,126)	(21,281)	—	(14,176)	31,266	(112,612)

Net income	128,773	157,894	108,664	—	26,335	(149,239)	272,427

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2008)

34. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(w) Segment information (continued)

	Year ended December 31, 2007 (1)
	Wholesale Market	Retail Market	Treasury	International Banking	Subsidiaries	Other (2)	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Operating Revenues	186,222	403,951	87,801	11,863	104,809	(9,966)	784,680
Provisions	2,369	(60,112)	—	553	(289)	801	(56,678)
Operating Expenses	(66,058)	(193,353)	(3,697)	(15,308)	(62,608)	(50,256)	(391,280)
Other income and expenses	(37,119)	(24,917)	(10,265)	522	(10,772)	9,681	(72,870)

Net income	85,414	125,569	73,839	(2,370)	31,140	(49,740)	263,852

	Year ended December 31, 2006 (1)
	Wholesale Market	Retail Market	Treasury	International Banking	Subsidiaries	Other (2)	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Operating Revenues	161,787	367,223	50,533	18,075	84,329	16,114	698,061
Provisions	6,777	(49,496)	—	(105)	(1,499)	1,350	(42,973)
Operating Expenses	(70,529)	(190,922)	(4,150)	(25,523)	(48,593)	(50,063)	(389,780)
Other income and expenses	(16,818)	(15,945)	(5,485)	738	(5,244)	5,806	(36,948)

Net income	81,217	110,860	40,898	(6,815)	28,993	(26,793)	228,360

(1)	Segment information disclosed above is based on internal reporting policies and does not conform to Chilean or U.S. GAAP.
(2)	“Other” includes the effect of conforming management accounting policies to accounting principles generally accepted in Chile and a number of non-allocated costs, such as corporate overhead expenses, voluntary provisions and depreciation costs. Also included within other are amounts of miscellaneous income or expenses that are not earned or incurred by one specific segment, including all external rental income.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2008)

34. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(w) Segment information (continued)

Information about geographic areas

The financial information presented below has been classified considering the country in which the related transactions were originated. Those transactions originated in the United States of America, through Banco de Chile’s operations in New York and Miami, U.S.A., are primarily completed with Chilean and Argentine citizens and enterprises, and are principally denominated in U.S. dollars.

A summary of activities by geographic area is as follows:

	As of December 31,
	2006	2007	2008
	MCh$	MCh$	MCh$
Total Interest Revenues
Republic of Chile	835,667	1,191,870	1,663,643
U.S.A.	9,974	12,360	—
Hong Kong	—	—	—

Total Net Income
Republic of Chile	233,302	264,238	236,721
U.S.A.	(5,170)	(536)	35,593
Hong Kong	228	150	113

Residential Mortgage Loans
Republic of Chile	1,819,242	2,145,474	2,308,013
U.S.A.	—	—	—
Hong Kong	—	—	—

Commercial Loans
Republic of Chile	6,866,387	7,853,958	9,453,444
U.S.A.	109,781	53,915	—
Hong Kong	—	—	—

Income Taxes
Republic of Chile	(28,058)	(30,352)	(37,796)
U.S.A.	(77)	1,072	—
Hong Kong	(47)	(36)	(14)

Fixed assets
Republic of Chile	174,362	183,400	205,369
U.S.A.	2,692	501	—
Hong Kong	—	—	—

Total Assets
Republic of Chile	13,245,360	14,101,894	18,127,718
U.S.A.	546,788	449,826	—
Hong Kong	21	52	724

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2008)

34. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(x) Estimated Fair Value of Financial Instruments

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

•

Most of the Bank’s securities are considered as trading or available for sale and therefore are generally carried at quoted market prices. Interest earning assets and liabilities with an original maturity of less than one year are considered to have a fair value, which is not materially different from their book value.

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

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2008)

34. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(x) Estimated Fair Value of Financial Instrument (continued)

The estimated fair values of financial instruments and derivatives financial instruments are as follows:

	As of December 31,
	2007		2008
	Carrying Amount	Estimated fair value	Carrying Amount	Estimated fair value
	MCh$	MCh$	MCh$	MCh$
ASSETS
Cash and due from banks	361,022	361,022	751,223	751,223
Interest bearing deposits in other banks	674,295	674,295	530,367	530,367
Accounts receivable under spot foreign exchange transactions (1)	89,877	89,877	226,997	226,997
Financial investments	835,293	835,293	1,545,745	1,545,745
Loans, net	11,391,784	12,146,816	13,519,843	12,827,247
Derivative instruments (1)	88,620	88,620	904,011	904,011

LIABILITIES
Deposits	9,258,150	8,895,122	11,248,990	11,054,703
Accounts payable under spot foreign exchange transactions (1)	75,669	75,669	15,428	15,428
Investments sold under agreements to repurchase	386,793	386,793	420,658	420,658
Short term and long term borrowings	2,791,215	3,169,048	3,517,057	3,361,329
Derivative instruments (1)	130,856	130,856	862,799	862,799

(1)	Included under the captions other assets and other liabilities.

Effective January 1, 2008, the Bank adopted SFAS No. 157, Fair Value Measurements. This Standards address the application of fair value accounting and reporting.

Fair Value Measurements

SFAS 157 defines fair value, establishes a consistent framework for measuring fair value, and enhances disclosures about fair value measurements. In February 2008, the FASB amended SFAS 157 with the issuance of FSP FAS 157-1, which excludes with certain exceptions SFAS No. 13, Accounting for Leases, from the scope of SFAS 157, and FSP FAS 157-2, which delayed the adoption of SFAS 157 for one year for the measurement of nonfinancial assets and nonfinancial liabilities. There was no material effect from the adoption of SFAS 157 on the Bank consolidated financial statements.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2008)

34. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(x) Estimated Fair Value of Financial Instruments (continued)

SFAS 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. To measure fair value, SFAS 157 has established a hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs. This hierarchy uses three levels of inputs to measure the fair value of assets and liabilities as follows:

Level 1 – Quoted prices in active markets for identical assets or liabilities; this category only includes certain derivatives (e.g. currency futures).

Level 2 – Observable inputs other than Level 1 including quoted prices for similar assets or liabilities, quoted prices in less active markets, or other observable inputs that can be corroborated by observable market data; also includes derivative contracts whose value is determined using a pricing model with observable market inputs or can be derived principally from or corroborated by observable market data. This category generally includes certain Chilean Central Bank and corporate debt securities; certain securities sold, not yet purchased; and certain derivatives.

Level 3 – Unobservable inputs supported by little or no market activity for financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation; also includes observable inputs for nonbinding single dealer quotes not corroborated by observable market data.

The Bank use fair value to measure certain assets and liabilities on a recurring basis when fair value is the primary measure for accounting. This is done primarily for available for sales and trading investment securities; securities sold, not yet purchased; and derivatives. Fair value is used on a nonrecurring basis to measure certain assets when applying lower of cost or market accounting or when adjusting carrying values, such as other real estate owned. Fair value is also used when evaluating impairment on certain assets, goodwill, and core deposit and other intangibles, long-lived assets, and for annual disclosures required by SFAS No. 107, Disclosures about Fair Value of Financial Instruments.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2008)

34. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(x) Estimated Fair Value of Financial Instruments (continued)

Assets and liabilities measured at fair value on a recurring basis, are summarized as follows:

	As of December 31, 2008
	Level 1 MCh$	Level 2 MCh$	Level 3 MCh$	Total MCh$
Assets
Trading securities	—	679,843	—	679,843
Available for sale instruments	—	780,557	290,881	1,071,438
Derivate instruments	173	903,838	—	904,011

Total assets	173	2,364,238	290,881	2,655,292

Liabilities
Derivate instruments	2,217	860,582	—	862,799
Subordinated bond	—	125,886	—	125,886

Total liabilities	2,217	986,468	—	988,685

The following table reconciles the beginning and ending balances of assets for 2008 that are measured at fair value on a recurring basis using Level 3 inputs.

	As of December 31, 2008
	Trading Securities	Available for sale Instruments	Total
	MCh$	MCh$	MCh$
Beginning balance	191,804	—	191,804
Total gains or losses in income	1,072	(607)	465
Foreign exchange (gains/losss)	5,543	8,648	14,191
Purchases	59,895	151,756	211,651
Sales and settlements	(112,470)	(15,768)	(128,238)
Transfer out of trading securities	(145,844)	145,844	—
Transfer difference due capitalization	—	1,008	1,008

Ending balance	—	290,881	290,881

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2008)

34. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(y) Fixed assets, net

The major categories of fixed assets net of accumulated depreciation are as follows:

	As of December 31,
	2007	2008
	MCh$	MCh$
Land and buildings	124,062	137,890
Machinery and equipment	64,315	66,970
Assets under lease	44,424	42,414
Furniture and fixtures	2,986	4,408
Vehicles	1,145	1,157
Other assets	3,006	3,582

Total fixed assets, net	239,938	256,421

In accordance with rules of the Superintendency of Banks, bank premises and equipment are presented net of accumulated depreciation. The accumulated depreciation at the end of December 31, 2007 and 2008 corresponds to MCh$138,852 and MCh$165,808, respectively. The expense recorded at the end of 2006, 2007 and 2008 was Ch$18,062, Ch$18,432 and Ch$23,480 in the same order.

(z) Other assets and other liabilities

(1) Other assets

	As of December 31,
	2007	2008
	MCh$	MCh$
Derivative instruments	88,620	904,011
Amounts receivable under spot foreign exchange transaction	89,877	226,997
Intangibles	120,611	157,946
Pending transactions	11,929	25,359
Investments in other companies	8,576	12,353
Payments from counterparties to be settled	48,041	11,722
Deferred income tax assets, net	11,360	9,002
Other account and notes receivable	63,122	10,411
Intangibles (software and licenses for trademark use)	26,415	30,317
VAT receivable	7,448	6,785
Commissions receivable	1,428	6,724
Assets received in lieu of payment	9,304	6,413
Prepaid expenses	2,483	2,438
Materials and supplies	694	975
Additional consideration paid in the purchase of mortgage bonds	1,134	888
Accounts receivable for assets received in lieu of payment sold	3,277	584
Assets to be securitized	6,895	—
Other	9,239	9,639

Total other assets	510,453	1,422,564

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2008)

34. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(z) Other assets and other liabilities (continued)

(2) Other liabilities

	As of December 31,
	2007	2008
	MCh$	MCh$
Derivative instruments, net	130,856	862,799
Provision for minimum dividend	79,155	190,698
Payments from counterparties to be settled	29,961	126,560
Accounts and notes payable	51,750	82,814
Provision for personnel benefits and payroll	42,864	49,292
Allowance for contingent loans risk	4,890	17,592
Amounts payable under spot foreign exchange transaction	45,840	15,428
Current tax liability	6,282	9,053
VAT payable	7,206	7,829
Leasing deferred gains	8,039	7,568
Pending transactions	13,554	3,407
Deferred income	3,386	2,359
Legal contingencies provision	1,110	—
Co-branding allowance	7,326	—
Other	1,939	3,535

Total other liabilities	434,158	1,378,934

(3) Contingent Loans

Contingent loans consist of open and unused letters of credit, together with guarantees granted by the Bank in Chilean pesos, UF and foreign currencies (principally U.S. dollars). The contingent loan represents the Bank’s obligations under such agreements. The Bank’s rights under these agreements are recognized as off balance account.

	As of December 31, 2007		As of December 31, 2008
	Book value	Contract amount	Book value	Contract amount
	MCh$	MCh$	MCh$	MCh$
Performance bonds	4,586	978,272	4,530	1,115,773
Foreign office guarantees and Standby letters of credits	304	165,248	535	212,914

Total	4,890	1,143,520	5,065	1,328,687

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

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2008)

34. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(z) Other assets and other liabilities (continued)

The expiration of guarantees, per period is as follows:

	Due within 1 year	Due after 1 year but within 3 year	Due after 3 years but within 5 years	Due after 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Performance bonds	645,159	437,839	30,326	2,449	1,115,773
Foreign office guarantees and Standby letters of credits	110,110	102,607	—	197	212,914

Total	755,269	540,446	30,326	2,646	1,328,687

(aa) Other Interest Bearing Liabilities

In accordance with the guidelines established by the Superintendency of Banks, the Bank does not present a classified balance sheet. Borrowings are described as short-term when they have original maturities of less than one year or are due on demand. All other borrowings are described as long-term, including the amounts due within one year on such borrowings. For U.S. GAAP purposes, the total Other Interest Bearing Liabilities is higher for Debt issued in MCh$28,532 and MCh$24,212 as of December 2007 and 2008, respectively due to U.S GAAP adjustment from Acquisition of Banco Edwards (Note 34 (b)).

(ab) Equity

The Bank’s paid-in capital consists of 71,996,083,216 authorized shares with no fixed nominal value, issued and outstanding as of December 31, 2008. Dividends related to the year ended December 31, 2006 were paid-out based on the legal entities in existence as of the year end.

Dividends are declared and paid during the year subsequent to that in which the related net income was earned.

Dividends were declared and paid to shareholders based on prior year net income determined under Chilean GAAP for the years ended December 31, 2006, 2007 and 2008 (presented in constant Chilean pesos as of December 31, 2008) are as follows:

	Paid during the year ended December 31,
	2006	2007	2008
	MCh$	MCh$	MCh$
Dividends	179,281	188,009	285,620
Dividends per share	2.64	2.73	3.63

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2008)

34. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(ac) Pro Forma information related to the merger of Banco de Chile and Citibank Chile

The financial information under U.S. GAAP, as presented above, reflects the financial information the merger banks starting as of January 1, 2008. The following pro forma financial information gives effect to the merger of the banks as if it had occurred on January 1, 2007. These pro forma results from operations have been prepared only for information purposes and do not purport to be indicative of the actual results of operations.

The pro forma results and earning per share information, are as follows:

2007
MCh$
Interest revenue	647,286
Net income	275,727
Earnings per Share ($)	3.41

(ad) Recent accounting pronouncements

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

In December 2007, the FASB issued FASB Statement No. 141(R), “Business Combinations” (“SFAS141(R)”). SFAS141(R) requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination. SFAS141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. An entity may not apply it before that date. SFAS141(R) applies to all transactions or other events in which an entity (the acquirer) obtains control of one or more businesses (the acquiree), including combinations achieved without the transfer of consideration. In April 2009, the FASB issued FASB Staff Position FAS 141(R)-1, Accounting for Assets Acquired and Liabilities Assumed in a Business Combination that Arise from Contingencies. The FSP amends SFAS 141(R) to require that pre-acquisition contingencies be recognized at fair value if the fair value can be determined during the measurement period. Management is evaluating the potential impact of adopting SFAS141(R) on the Bank’s financial statements, if any.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2008)

34. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(ad) Recent accounting pronouncements (continued)

In February 2008, the FASB issued FASB Staff Position No. FAS 140-3 “Accounting for Transfers of Financial Assets and Repurchase Financing Transactions”. It addresses whether there are circumstances that would permit a transferor and a transferee to evaluate the accounting for the transfer of a financial asset separately from a repurchase financing when the counterparties to the two transactions are the same. Transactions subject to this FSP involve the lender transferring a financial asset to the borrower and contemporaneously taking that asset back as security for the repurchase financing. The FSP presumes that the initial transfer of a financial asset and a repurchase financing are considered part of the same arrangement (a linked transaction) under SFAS 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (“SFAS 140”). If the combined arrangement does not qualify for sale accounting, it generally will be accounted for as a forward sale of the financial asset, which may be subject to FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities. However, if certain criteria specified in the FSP are met, the initial transfer and repurchase financing may be evaluated separately under SFAS 140. The FSP is effective for fiscal years beginning after November 15, 2008. At the issued date of financial statements, Banco de Chile and subsidiaries have not had any such transaction.

In March 2008, the FASB issued FASB statement No. 161, “Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB statement No. 133” (“SFAS161”). SFAS161 applies to all derivative instruments and non derivative instruments that are designated and qualify as hedging instruments pursuant to paragraphs 37 and 42 of SFAS133 and related hedged items accounted for under SFAS133. SFAS161 requires enhanced disclosures about an entity’s derivative and hedging activities and thereby improves the transparency of financial reporting. Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under SFAS133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, results of operations and cash flows. SFAS161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. Comparative disclosures for earlier periods at initial adoption are encouraged but not required. Management does not expect the adoption of SFAS161 to have a material impact on the Bank’s financial statements.

In May 2008, the FASB issued FASB Statement No. 162, “The Hierarchy of Generally Accepted Accounting Principles” (“SFAS162”). SFAS162 is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with U.S. generally accepted accounting principles (GAAP) for nongovernmental entities. SFAS162 is effective 60 days following the United States Securities and Exchange Commission (SEC’s) approval of the Public Company Accounting Oversight Board Auditing amendments to AU Section 411, “The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles”. Management does not expect the adoption of SFAS162 to have a material impact on the bank’s financial statements.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2008)

34. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(ad) Recent accounting pronouncements (continued)

In April 2009, the FASB released FSP FAS 115-2 and FAS 124-2, Recognition and Presentation of Other-Than-Temporary Impairments. This FSP changes existing accounting requirements for other-than-temporary-impairment (OTTI) by:

•	Replacing the current recognition requirement

•	Requiring the OTTI to be separated into the amount representing the decrease in cash flows expected to be collected and the amount related to all other factors

•	Lowering the probability threshold for recognizing an OTTI from “probable” to “more likely than not”

•	Requiring the total OTTI to be presented in the statement of earnings with an offset in a separate line item for any amount of the total OTTI that is recognized in OCI

•	For securities classified as held-to-maturity, requiring the amount of the OTTI recognized in OCI to be amortized over the remaining life of the security

•	Extending disclosure requirements

FSP FAS 115-2 is effective for interim and annual periods ending after June 15, 2009. Management is evaluating the potential impact of this pronouncement on the Bank’s financial statements, if any.

In April 2009, the FASB issued FASB Staff Position No. FAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly”. This FSP amends SFAS 157 to provide additional guidance on estimating fair value when the volume and level of transaction activity for an asset or liability have significantly decreased in relation to normal market activity for the asset or liability. The FSP also provides additional guidance on circumstances that may indicate that a transaction is not orderly. It also requires additional disclosures about fair value measurements in annual and interim reporting periods. The FSP is focused on assets and liabilities that have experienced a significant reduction in volume and activity in relation to normal market activity. The FASB believes there may be increased instances of transactions that are not orderly in these situations. In addition, uncertainty regarding when to make adjustments to observable data and when alternative valuation techniques should be used are more prevalent when the level of activity for an asset or liability has significantly decreased. Assets that historically traded in active markets (or in markets less inactive than they are today), were typically valued using a market approach given the availability and relevance of observable data. FSP FAS 157-4 provides additional guidance on when the use of multiple (or different) valuation techniques may be warranted and considerations for determining the weight that should be applied to the various techniques. This FSP is effective for interim and annual reporting periods ending after June 15, 2009. The impact of this FSP to a large degree depends on the market conditions prevailing at the next balance sheet date since this FSP only relates to fair value measurements in markets displaying significantly reduced transaction activity.

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Restated for general price - level changes and expressed in millions of constant

Chilean pesos as of December 31, 2008)

34. Differences between Chilean and United States Generally Accepted Accounting Principles (continued)

(ad) Recent accounting pronouncements (continued)

In June 2009, the FASB has published Financial Accounting Statements No. 166, ‘Accounting for Transfers of Financial Assets’, and No. 167, ‘Amendments to FASB Interpretation No. 46(R)’, which change the way entities account for securitizations and special-purpose entities. Statement 166 is a revision to Statement No. 140, ‘Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities’, and will require more information about transfers of financial assets, including securitization transactions, and where companies have continuing exposure to the risks related to transferred financial assets. It eliminates the concept of a qualifying special-purpose entity, changes the requirements for derecognizing financial assets and requires additional disclosures. Statement 167 is a revision to FASB Interpretation No. 46(R), ‘Consolidation of Variable Interest Entities’, and changes how a company determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated. The determination of whether a company is required to consolidate an entity is based upon an entity’s purpose and design, and a company’s ability to direct the activities of the entity that most significantly impact the entity’s economic performance. FAS 166 and FAS 167 are effective for the fiscal years beginning after November 15, 2009. Management is evaluating the potential impact of adopting FAS 166 and FAS 167 on the Bank’s financial statement, if any.

35. Subsequent Events

According to changes in accounting criteria informed under Note 2, during the first quarter of 2009, the Bank informed to the local Superintendency about the impact of the new accounting criteria application as of December 31, 2008. These adjustments will be made retroactive to December 31, 2008 and the Bank calculated to be an increase in equity of MCh$23,131, increase in assets of MCh$32,273 and increase on liabilities of MCh$9,142.

	As of December, 31, 2008 (UNAUDITED)
	Initial Balance	Adjustments	Adjusted Balance
	MCh$	MCh$	MCh$
Total assets	18,128,442	32,273	18,160,715
Total liabilities	16,830,699	9,142	16,839,841
Total equity	1,297,735	23,131	1,320,866
Total minority interest	8	—	8