Form 20-F
period 2009-12-31
BANK OF CHILE
filed 2010-06-29
CIK 1161125

As filed with the Securities and Exchange Commission on June 29, 2010

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

Commission file number 001-15266

BANCO DE CHILE

(Exact name of Registrant as specified in its charter)

BANK OF CHILE

(Translation of Registrant’s name into English)

REPUBLIC OF CHILE

(Jurisdiction of incorporation or organization)

Banco de Chile

Paseo Ahumada 251

Santiago, Chile

(562) 637-1111

(Address of principal executive offices)

Pedro Samhan E.

Banco de Chile

Paseo Ahumada 251

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

Shares of common stock: 82,551,699,423

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

Large accelerated filer  ☒                    Accelerated filer  ☐                    Non-accelerated filer  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP  ☐                     IFRS  ☒                     Other  ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    ☐  Item 17    ☐  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

i

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

PRESENTATION OF FINANCIAL INFORMATION

We prepare our audited consolidated financial statements in Chilean pesos and in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). References in this annual report to IFRS mean IFRS as issued by the IASB. These are our first annual consolidated financial statements prepared in accordance with IFRS.

Until and including our consolidated financial statements included in our annual report on Form 20-F for the year ended December 31, 2008, we prepared our audited consolidated financial statements in accordance with generally accepted accounting principles in Chile as supplemented by the applicable rules of the Chilean Superintendency of Banks and Financial Institutions (“Chilean GAAP”), with reconciliations to U.S. GAAP. As required by IFRS 1—First Time Adoption of International Financial Reporting Standards—the Bank’s financial position and results of operations for the year ended December 31, 2008 have been restated in accordance with IFRS. Reconciliations and description of the transition to IFRS, and the effects on equity and net income are presented in Note 5 to our audited consolidated financial statements.

Unless otherwise indicated, the financial information included in this annual report with respect to 2008 and 2009 has been derived from financial statements that have been prepared in accordance with IFRS. IFRS differs in certain significant respects from Chilean GAAP. As a result, our financial information presented under IFRS is not directly comparable to our financial information presented under Chilean GAAP. Accordingly, readers should avoid such comparison.

Following our adoption of IFRS, we are no longer required to reconcile our financial statements to U.S. GAAP.

In this annual report, references to “$,” “U.S.$,” “U.S. dollars” and “dollars” are to United States dollars, references to “pesos” or “Ch$” are to Chilean pesos, and references to “UF” are to “Unidades de Fomento.” The UF is an inflation-indexed Chilean monetary unit of account with a value in Chilean pesos that is linked to and adjusted daily to reflect changes in the Consumer Price Index of the Instituto Nacional de Estadísticas, or the Chilean National Statistics Institute. As of December 31, 2009, one UF equaled U.S.$41.35 and Ch$20,942.88. See Note 2(f) to our audited consolidated financial statements. Percentages and certain dollar and peso amounts contained in this annual report have been rounded for ease of presentation.

This annual report contains translations of certain Chilean peso amounts into U.S. dollars at specified rates solely for your convenience. These translations should not be construed as representations that the Chilean peso amounts actually represent such U.S. dollar amounts, were converted from U.S. dollars at the rate indicated in preparing our audited consolidated financial statements or could be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, such U.S. dollar amounts have been translated from Chilean pesos based on the observed exchange rate, as described in “Item 3. Key Information—Selected Financial Data—Exchange Rates,” reported by the Banco Central de Chile, or the Central Bank of Chile (the “Central Bank”), for December 30, 2009 (the latest practicable date, as December 31, 2009 was a banking holiday in Chile). The observed exchange rate on June 18, 2010 was Ch$530.36 = U.S.$1.00. The rate reported by the Central Bank is based on the rate for the prior business day in Chile and is the exchange rate specified by the Chilean Superintendency of Banks and Financial Institutions (the “Chilean Superintendency of Banks”) to be used by Chilean banks in the preparation of their financial statements. The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos.

Unless otherwise specified, all references in this annual report to total loans are to loans to customers before deduction of allowances for loan losses, and they do not include loans to banks or contingent loans. In addition, all market share data presented in this annual report are based on information published periodically by the Chilean Superintendency of Banks, which is published under Chilean GAAP. Non-performing loans include loans as to which either principal or interest is overdue. Past-due loans include, with respect to any loan, the portion of principal or interest that is 90 or more days overdue. See “Item 4. Information on the Company—Selected Statistical Information—Classification of Loan Portfolio Based on the Borrower’s Payment Performance.”

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

This annual report considers that regulatory capital (“Regulatory Capital”) consists of:

•	basic capital, which is composed of the Bank’s paid-in capital, reserves and retained earnings, excluding capital attributable to subsidiaries and foreign branches (“Basic Capital”); and

•	supplementary capital, which is composed of the following:

-	the Bank’s subordinated bonds, considered at issue price (reduced 20.0% for each year during the period commencing six years prior to maturity), but not exceeding 50.0% of its Basic Capital; plus

-	the Bank’s voluntary allowances for loan losses, up to 1.25% of risk-weighted assets to the extent voluntary allowances exceed those that banks are required to maintain by law or regulation; minus

-	the Bank’s goodwill and the unconsolidated investments in companies.

MACRO-ECONOMIC AND MARKET DATA

In this annual report, all macro-economic data relating to the Chilean economy is based on information published by the Central Bank. All market share and other data relating to the Chilean financial system are based on information published by the Chilean Superintendency of Banks.

PART I

Item 1.	Identity of Directors, Senior Management and Advisors

Not Applicable.

Item 2.	Offer Statistics and Expected Timetable

Not Applicable.

Item 3.	Key Information

SELECTED FINANCIAL DATA

The following tables present historical financial information about us as of the dates and for each of the periods indicated. The following tables should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements appearing elsewhere in this annual report. The financial information as of January 1, 2008 and for the years ended December 31, 2008 and 2009 is presented under IFRS.

Our audited consolidated financial statements have been prepared in accordance with IFRS for the years ended December 31, 2008 and 2009. In addition, our consolidated statement of financial position data as of January 1, 2008 has also been prepared in accordance with IFRS. Prior to January 1, 2008 the bank prepared its audited consolidated financial statements in accordance with Chilean GAAP. Reconciliations and description of the transition to IFRS, and the effects on equity and net income are presented in Note 5 to our audited consolidated financial statements.

	At or for the year ended December 31,
	2008		2009		2009
	(in millions of Ch$, except share data)				(in thousands of U.S.$)
IFRS:
CONSOLIDATED STATEMENT OF INCOME DATA

Interest revenue	Ch$	1,659,350	Ch$	900,407	U.S.$	1,777,949
Interest expense		(893,081)		(232,028)		(458,164)

Net interest income		766,269		668,379		1,319,785
Net fees and commissions income		235,189		251,216		496,052
Net financial operating income		384,836		(138,179)		(272,849)
Foreign exchange transactions, net		(353,012)		220,999		436,386
Other operating income		30,937		22,190		43,816
Provisions for loan losses		(149,374)		(241,345)		(476,561)
Total operating expenses		(556,501)		(481,965)		(951,690)
Income attributable to associates		3,564		840		1,659

Income before income taxes		361,908		302,135		596,598
Income taxes		(35,313)		(40,389)		(79,753)

Net income from continued operations, net of taxes		326,595		261,746		516,845
Net income from discontinued operations, net of taxes		38,459		—		—

Net income for the year		365,054		261,746		516,845

Attributable to:
Equity holders of the parent		365,052		261,744		516,841
Non-controlling interest		2		2		4

Earnings per share(1)		4.52		3.18		0.006
Dividends per share(2)		3.37		2.72		0.005
Weighted average number of shares (in millions)		80,746.98		82,185.28		—

	As of January 1,		At or for the year ended December 31,
	2008		2008		2009		2009
	(in millions of Ch$, except share data)						(in thousands of U.S.$)
IFRS:
CONSOLIDATED STATEMENT OF FINANCIAL POSITION DATA

Cash and due from banks	Ch$	331,517	Ch$	751,223	Ch$	727,553	U.S.$	1,436,631
Transactions in the course of collection		542,579		807,625		526,051		1,038,744
Financial assets held-for-trading		928,634		626,864		351,590		694,252
Receivables from repurchase agreements and security borrowing		69,130		75,519		79,401		156,786
Derivative instruments		81,048		902,351		565,986		1,117,600
Loans and advances to banks		278,591		321,992		448,981		886,561
Loans to customers, net		10,424,603		13,460,464		12,879,155		25,431,264
Financial assets available-for-sale		1,062		1,073,552		1,267,774		2,503,355
Investments in other companies		7,942		11,293		10,494		20,722
Intangible assets		25,520		94,324		88,182		174,125
Property and equipment		199,403		211,379		205,847		406,467
Investment properties		16,459		18,397		17,840		35,227
Current tax assets		—		—		—		—
Deferred tax assets, net		16,033		21,868		49,733		98,203
Assets classified as held-for-sale		413,062		—		—		—
Other assets		449,798		251,487		282,872		558,561

Total assets		13,785,381		18,628,338		17,501,459		34,558,498

Current accounts and other demand deposits		2,285,357		3,007,261		3,718,076		7,341,737
Transactions in the course of payment		308,623		479,789		325,056		641,858
Payables from repurchase agreements and security lending		355,183		420,658		308,028		608,234
Saving accounts and time deposits		6,393,113		8,472,590		7,427,481		14,666,353
Derivative instruments		120,162		863,514		538,240		1,062,812
Borrowings from financial institutions		857,329		1,498,549		1,368,226		2,701,708
Debt issued		1,615,927		1,900,087		1,587,998		3,135,671
Other financial obligations		63,041		93,708		176,150		347,827
Currents tax liabilities		5,922		9,053		39,018		77,045
Deferred tax liabilities, net		—		—		—		—
Provisions		79,090		121,215		88,607		174,964
Employee benefits		34,991		45,912		43,202		85,307
Liabilities classified as held-for-sale		385,408		—		—		—
Other liabilities		228,656		210,684		280,392		553,668

Total liabilities		12,732,802		17,123,020		15,900,474		31,397,184

Total equity	Ch$	1,052,579	Ch$	1,505,318	Ch$	1,600,985	U.S.$	3,161,314

	As of January 1,	At or for the year ended December 31,
	2008	2008	2009
IFRS:
CONSOLIDATED RATIOS

Profitability and Performance
Net interest margin(3)	—	5.11%	4.32%
Return on average total assets(4)	—	2.18	1.51
Return on average equity(5)	—	24.45	16.85
Capital
Average equity as a percentage of average total assets	—	8.93	8.99
Bank regulatory capital as a percentage of minimum regulatory capital	183.60	192.01	234.93
Ratio of liabilities to regulatory capital(6)	15.71	15.02	11.87
Credit Quality
Substandard loans as a percentage of total loans(7)	3.67	4.96	5.80
Allowances for loan losses as a percentage of substandard loans(7)	33.46	33.14	40.76
Allowances for loan losses as a percentage of total loans	1.23	1.64	2.37
Consolidated risk index	1.23	1.64	2.37
Operating Ratios
Operating expenses/operating revenue	—	52.29	47.04
Operating expenses/average total assets	—	3.33	2.79

(1)	Earnings per share data have been calculated by dividing net income by the weighted average number of common shares outstanding during the year.
(2)	Dividends per share data are calculated by dividing the amount of the dividend paid during each year by the previous year’s number of shares outstanding.
(3)	Net interest income divided by average interest earning assets. The average balances for interest earning assets, including interest and readjustments, have been calculated on the basis of our daily balances and on the basis of monthly balances for our subsidiaries.
(4)	Net income (loss) divided by average total assets. The average balances for total assets have been calculated on the basis of our daily balances and on the basis of monthly balances for our subsidiaries.
(5)	Net income (loss) divided by average equity. The average balances for equity have been calculated on the basis of our daily balances.
(6)	Total liabilities divided by bank regulatory capital.
(7)	See “Item 4. Information on the Company—Selected Statistical Information—Analysis of Substandard Loans and Amounts Past Due.”

Exchange Rates

As a general matter, prior to 1989, Chilean law permitted the purchase and sale of foreign exchange only in those cases explicitly authorized by the Central Bank. The Ley Orgánica Constitucional del Banco Central de Chile 18.840, or the Central Bank Act, liberalized the rules that govern the purchase and sale of foreign currency. The Central Bank Act empowers the Central Bank to determine that certain purchases and sales of foreign currency specified by law must be carried out in the Mercado Cambiario Formal, or the Formal Exchange Market. The Formal Exchange Market is formed by the banks and other entities so authorized by the Central Bank. The observed exchange rate for any given day equals the average exchange rate of the transactions conducted in the Formal Exchange Market on the immediately preceding banking day, as certified by the Central Bank. Even though the Central Bank is authorized to carry out its transactions at the rates it sets, it generally uses the spot rate for its transactions. Authorized transactions by other banks are generally carried out at the spot rate.

Purchases and sales of foreign exchange that may be effected outside the Formal Exchange Market can be carried out in the Mercado Cambiario Informal, or the Informal Exchange Market. There are no limits imposed on the extent to which the exchange rate in the Informal Exchange Market can fluctuate above or below the observed exchange rate. On December 30, 2009 (the latest practicable date as December 31 was a banking holiday in Chile), the average exchange rate in the Informal Exchange Market was Ch$507.50 per U.S.$1.00, or 0.21% higher than the observed exchange rate of Ch$506.43 per U.S.$1.00 published by the Central Bank.

The following table sets forth the annual low, high, average and period-end observed exchange rate for U.S. dollars for each year beginning in 2005, as reported by the Central Bank:

	Daily Observed Exchange Rate Ch$ per U.S.$(1)
Year	Low(2)		High(2)		Average(3)		Period End(4)

2005	Ch$	509.70	Ch$	592.75	Ch$	559.77	Ch$	514.21
2006		511.44		549.63		530.28		534.43
2007		493.14		548.67		522.47		495.82
2008		431.22		676.75		522.46		629.11

2009		491.09		643.87		559.61		506.43
December		494.82		508.75		501.45		506.43
2010
January		489.47		531.75		500.66		531.75
February		523.10		546.18		532.56		529.69
March		508.66		533.87		523.16		526.29
April		514.91		527.38		520.62		524.86
May		517.23		549.17		533.21		529.23
June(5)		530.36		548.16		536.99		530.36

Source: Central Bank.

(1)	Nominal amounts.
(2)	Exchange rates are the actual low and high, on a day-by-day basis for each period.
(3)	The average of monthly average rates during the year.
(4)	As reported by the Central Bank the first business day of the following period.
(5)	Period from June 1, 2010 through June 18, 2010.

The observed exchange rate on June 18, 2010 was Ch$530.36 = U.S.$1.00. The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos.

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

We are subject to market risks that are presented both in this subsection and in Note 45 to our audited consolidated financial statements.

Risks Relating to our Operations and the Banking Industry

The growth of our loan portfolio may expose us to increased loan losses.

During the last five years, our total loan portfolio has experienced a significant increase, which has been primarily fueled by the increase shown by our commercial and mortgage loan portfolio, and, to a lesser extent, by the growth in our consumer loan portfolio. Expansion of our loan portfolio (especially those related to the retail market) may expose us to a higher level of loan losses and require us to establish higher levels of allowances for loan losses. For the year ended December 31, 2009, our total allowances for loan losses accounted for Ch$312,101 million, or 2.37% of our total loans, as compared to 1.64% in 2008.

Our loan portfolio may not continue to grow at the same or similar rate.

We cannot assure you that our loan portfolio will continue to grow at historical rates. The Chilean banking system’s loan portfolio has shown a significant increase over the last five years, which has been prompted by the banking system’s efforts to increase the offer of products to its customers, as well as by the good conditions experienced by the Chilean economy over the last decade. However, a slowdown or negative growth rate of the Chilean economy could adversely affect the growth rate of our loan portfolio and our credit quality indicators and, accordingly, increase our required allowances for loan losses. See “Item 4. Information on the Company—Regulation and Supervision” and “Item 4. Information on the Company—Selected Statistical Information.”

Restrictions imposed by banking regulations may restrict our operations and thereby adversely affect our financial condition and results of operations.

We are subject to regulation by the Chilean Superintendency of Banks. In addition, we are subject to regulation by the Central Bank with respect to certain matters, including interest rates and foreign exchange transactions. See “Item 4. Information on the Company—Regulation and Supervision.” During the Chilean financial crisis of 1982 and 1983, the Central Bank and the Chilean Superintendency of Banks strictly controlled the funding, lending and general business matters of the Chilean banking industry.

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

The Chilean market for financial services is highly competitive. We compete with other Chilean and foreign banks, with Banco del Estado de Chile, a public sector bank, and with large department stores that make consumer loans to a large portion of the Chilean population, especially to low and middle-income segments. In 2002, two new private sector banks affiliated with Chile’s largest department stores began their operations, mainly as consumer and medium-sized corporate niche banks. In 2003, a new niche bank oriented at servicing corporations began its operations, and in 2004, two new retail banks commenced operations. The retail market (comprising individuals and small and medium-sized companies) has become the target market of several banks, and competition with respect to these customers is continuously increasing. As a result, net interest margins (after credit risk) in these sub-segments are likely to decline over time.

We also face competition from non-bank competitors with respect to some of our credit products, such as credit cards and consumer loans. Competition from non-banking companies like large department stores, private compensation funds and savings, as well as credit cooperatives, has become increasingly significant in the consumer lending sector. In addition, we face competition from other types of competitors, such as leasing, factoring and automobile financing companies (especially in credit products), as well as mutual funds, pension funds and insurance companies, within the market for savings products and mortgage loans. Currently, banks continue to be the main suppliers of leasing, factoring and mutual funds, and the insurance sales business has experienced rapid growth, but we cannot assure you that this trend will continue in the future. See “Item 4. Information on the Company—Business Overview—Competition.”

The increase in competition within the Chilean banking industry in recent years has led to, among other things, consolidation in the industry. For example, on August 1, 2002, Banco Santiago and Banco Santander-Chile, at that time the second and third largest banks in Chile, respectively, merged to create Chile’s largest bank. In 2003, Banco del Desarrollo merged with Banco Sudamericano; in 2004, Banco Security merged with Dresdner Banque Nationale de Paris; in 2005, Banco de Crédito e Inversiones merged with Banco Conosur; in 2007, Banco Itaú acquired Bank Boston unit in Chile, while Rabobank acquired HNS Bank and Scotiabank acquired Banco del Desarrollo; in 2008, we merged with Citibank Chile and The Royal Bank of Scotland acquired ABN Amro Bank; and in 2009, Banco Monex was acquired by Consorcio Group. We expect trends of increased competition and consolidation to continue, resulting in the creation of new large financial groups. Consolidation, which can result in the creation of larger and stronger banks, may adversely affect our financial condition and results of operations by decreasing the net interest margins we are able to generate.

Our exposure to certain segments of the retail market could lead to higher levels of past-due loans and subsequent charge-offs.

Although we historically focused on banking for the wholesale market and high-income individuals, an increasing proportion of our retail market consists of small and medium-sized companies (approximately 6.2% of the value of our total loan portfolio as of December 31, 2009, including companies with annual sales of up to Ch$1,400 million) and, to a lesser extent, of lower-income individuals (approximately 4.5% of our total loan portfolio at December 31, 2009, including individuals with monthly incomes between Ch$170,000 and Ch$400,000). Our strategy includes increasing lending and providing other services to attract additional retail customers. These customers are likely to be more severely affected by adverse developments in the Chilean economy than large corporations and high-income individuals. Consequently, in the future we may experience higher levels of past-due loans, which could result in higher allowances for loan losses. The levels of past-due loans and subsequent write-offs may be materially higher in the future. See “Item 4. Information on the Company—Business Overview—Principal Business Activities.”

Our affiliate may be obligated to sell shares of our stock in the public market if we do not pay sufficient dividends.

As of December 31, 2009, Sociedad Administradora de la Obligacion Subordinada S.A., or SAOS, our affiliate, holds 34.64% of our shares as a consequence of our 1996 reorganization. This reorganization was due in part to our 1989 repurchase from the Central Bank of certain non-performing loans that we had previously sold to the Central Bank and later exchanged for subordinated debt without a fixed term. Under the terms of a repayment obligation in favor of the Central Bank that SAOS assumed to replace the Central Bank subordinated debt, SAOS may be required to sell some of our shares to the public. See “Item 4. Information on the Company—History and Development of the Bank—History—The 1982-1983 Economic Crisis and the Central Bank Subordinated Debt.”

In exchange for assuming the Central Bank indebtedness, SAOS received from SM-Chile S.A.(“SM-Chile”), a holding company that controls us and SAOS, 63.6% of our shares as collateral for this indebtedness. As a result of our merger with Banco de A. Edwards, the percentage of our shares held by SAOS decreased to 42.0%. As a result of the capital increase agreed upon in the Extraordinary Shareholders’ Meeting held in May 2007, the share dividend paid in May 2006, May 2007 and June 2009, and the merger with Citibank Chile in January 2008, the percentage of our shares held by SAOS further decreased to 34.64%. Dividends received from us are the sole source of SAOS’s revenue, which it must apply to repay this indebtedness. However, under SAOS’s agreement with the Central Bank, we have no obligation to distribute dividends to our shareholders. To the extent distributed dividends are not sufficient to pay the amount due on this indebtedness, SAOS is permitted to maintain a cumulative deficit balance with the Central Bank that SAOS commits to pay with future dividends. If the cumulative deficit balance exceeds an amount equal to 20% of our capital and reserves, the Central Bank may require SAOS to sell a sufficient number of shares of our stock owned by SAOS to pay the entire accumulated deficit amount. As of April 30, 2010, SAOS maintained a surplus with the Central Bank of Ch$126,321 million, equivalent to 9.67% of our paid-in capital and reserves. As of the same date, Ch$261,302 million would have represented 20% of our capital and reserves under Chilean GAAP as required by the Chilean Superintendency of Banks. If from time to time in the future our shareholders decide to retain and capitalize all or part of our annual net income in order to finance our future growth, and to distribute stock dividends among our shareholders, the Central Bank may require us to pay the portion of the net income corresponding to shares owned by SAOS in cash to SAOS. If we distribute stock dividends and the Central Bank does not require us to pay that portion in cash, the shares received by SAOS must be sold by SAOS within the following 12 months. The shareholders of SM-Chile will have a right of first refusal with respect to that sale.

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

The results of our operations depend to a great extent on our net interest income, which represented 65% of our operating revenue in 2009. Changes in inflation and in nominal interest rates could affect the interest rates earned on our interest-earning assets differently from the interest rates paid on our interest-bearing liabilities, resulting in a reduction in our net income. Inflation and interest rates are highly sensitive to many factors beyond our control, including the Central Bank’s monetary policy, deregulation of the Chilean financial sector, domestic and international economic and political conditions and other factors. Any volatility in interest rates could have a material adverse effect on our financial condition or results of operations. The average inflation rate was 4.39% in 2007 and 8.71% in 2008 and the average deflation rate was 1.48% in 2009. The average annual short-term nominal interest rate (based on the rate paid by Chilean financial institutions) for 90 to 360 day deposits was 3.98% in 2007, 5.38% in 2008 and 2.19% in 2009. The average long-term nominal interest rate based on the interest rate of the Central Bank’s five-year bonds was 5.85% in 2007, 6.89% in 2008 and 4.55% in 2009. See “Item 5. Operating and Financial Review and Prospects—Operating Results—Overview—Inflation” and “Item 5. Operating and Financial Review and Prospects—Operating Results—Overview—Interest Rates.”

Operational problems or errors can have a material adverse impact on our business, financial condition and results of operations.

As all large financial institutions, we are exposed to many operational risks, including the risk of fraud by employees and outsiders, failure to obtain proper internal authorizations, failure to properly document transactions, equipment failures and errors by employees. Although we maintain a system of operational controls and comprehensive contingency plans, there can be no assurance that operational problems or errors will not occur and that their occurrence will not have a material adverse impact on our business, financial condition and results of operations.

Request from Spanish Court to Chilean Judicial Authorities

On October 26, 2009, the Central Court of Instruction Number 5 of the National Court of Spain (Juzgado Central de Instrucción No. 5 de la Audiencia Nacional de Madrid) in Madrid, Spain (the “Spanish Court”), issued a letter rogatory to the Chilean judicial authorities notifying them that a lawsuit pending before the Spanish Court had been amended to add causes of action concerning concealment of assets and money laundering against Mr. Pablo Granifo Lavin (President of Banco de Chile), Mr. Hernán Donoso Lira (former Manager of the New York Branch of Banco de Chile) and against Banco de Chile, Banchile Corredores de Bolsa S.A. and Banchile Administradora General de Fondos S.A., the latter three of which bear subsidiary civil liability. The letter rogatory, among other procedures, also required a joint guarantee (fianza solidaria) from those charged in the amount of US $77,348,374 and allowed for the attachment of assets for up to US$103,131,165, should the criminal defendants or the subsidiaries bearing civil liability not grant the mentioned joint guarantee.

On April 29, 2010, the Supreme Court of Chile did not grant the requests contained in the letter rogatory given that the subject matter of the investigation by the Spanish Court is currently pending before a Chilean tribunal that has jurisdiction and competence over these matters. This judicial investigation is currently underway in Chile and at the time of filing of this annual report no grounded presumptions of criminal participation of people affiliated with Banco de Chile have been established.

It is not possible to predict the outcome of these proceedings, or what impact, if any, they might have on the Bank.

Risks Relating to our ADSs

Our principal shareholders may have interests that differ from those of our other shareholders and their significant share ownership may have an adverse effect on the future market price of our ADSs and shares.

As of June 15, 2010, LQ Inversiones Financieras S.A., a holding company beneficially owned by Quiñenco S.A., and Citigroup Chile S.A. beneficially owned approximately 61.7% of our outstanding voting rights. These principal shareholders are in a position to elect a majority of the members of our Board of Directors, direct our management and control substantially all matters that are to be decided by a vote of the shareholders, including fundamental corporate transactions.

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

While our ADSs have been listed on the New York Stock Exchange, or NYSE, since the first quarter of 2002, there can be no assurance that an active trading market for our ADSs will be sustained. During 2009, a daily average of 11,521 American Depositary Receipts, or ADRs, were traded on the NYSE. Although our shares are traded on the Santiago Stock Exchange, the Valparaiso Stock Exchange and the Chilean Electronic Stock Exchange, the market for our shares in Chile is small and illiquid. At December 31, 2009, approximately 12.10% of our outstanding shares were held by shareholders other than our principal shareholders, including SM-Chile and SAOS.

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

In particular, since August 2007 to date, there has been significant volatility in worldwide financial markets due to the announcement, by several U.S. banks and financial institutions, of significant write-downs related to their exposure to mortgage-backed securities and other financial instruments. Although we, and our subsidiaries, are not directly exposed to the U.S. housing credit market and do not directly hold any assets related to such financial instruments, these write-downs, combined with other factors, led to a tightening in the credit markets and to a downturn in the U.S. economy, which impacted the Chilean economy towards the end of 2008 and at the beginning of 2009. We cannot assure you that any future developments in international markets could not affect our results of operations and consequently the market price of our ADSs and shares.

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

A substantial number of the transactions in which we participate are with customers doing business in Chile. Accordingly, our ability to increase business volume and our results of operations and enhance our financial condition, in general, is dependent to a significant extent on the level of economic activity in Chile. The global financial crisis, which affected the Chilean economy during 2009, also impacted the domestic financial system, due to the deteriorated credit quality of the financial system’s loan portfolio. We cannot assure you that the Chilean economy will continue to grow in the future or that future developments in, or affecting, the Chilean economy will not materially and adversely affect our business, financial condition or results of operations.

Currency fluctuations could adversely affect the value of our ADSs and any distributions on the ADSs.

The Chilean Government’s economic policies and any future changes in the value of the Chilean peso against the U.S. dollar could affect the dollar value of our common stock and our ADSs. The peso has been subject to large fluctuations in the past and could continue with this trend in the future. In the period from December 31, 2008 to December 31, 2009, the value of the U.S. dollar relative to the Chilean peso decreased by approximately 19.5%, as compared to the 26.9% increase in value in the period from December 31, 2007 to December 31, 2008.

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

Our results of operations may be affected by fluctuations in the exchange rates between the peso and the U.S. dollar despite our policy and Chilean regulations related to the general avoidance of material exchange rate mismatches. In order to reduce the effect of exchange rate mismatches we enter into foreign exchange derivative transactions. As of December 31, 2009, our foreign currency denominated liabilities and Chilean peso denominated liabilities, which contain repayment terms linked to changes in foreign currency exchange rates, exceeded our foreign currency denominated assets and Chilean peso-denominated assets, which contain repayment terms linked to changes in foreign currency exchange rates, by Ch$2,373 million, or 0.2% of our paid-in capital and reserves.

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

The level of inflation generally has moderated in recent years, especially in comparison to the periods of higher inflation in the 1980s and 1990s. High levels of inflation in Chile could adversely affect the Chilean economy and, indirectly, both our results of operations and the value of our ADSs. The annual rate of inflation (as measured by changes in the Consumer Price Index and as reported by the Chilean National Institute of Statistics) during the last five years ended December 31, 2009 and the first five months of 2010 was:

Year	Inflation (Consumer Price Index)

2005	3.7%
2006	2.6
2007	7.8
2008	7.1
2009	(1.4)
2010 (through May 31)	1.7%

Source: Chilean National Institute of Statistics

Although we benefit from a positive inflation rate in Chile due to the structure of our assets and liabilities (we have a significant net asset position indexed to the inflation rate), our operating results and the value of our ADSs in the future may be adversely affected by changing levels of inflation, and Chilean inflation could change significantly from the current level. See “Item 5. Operating and Financial review and Prospects—Inflation.”

Chile has corporate disclosure standards different from those you may be familiar with in the United States.

The securities disclosure requirements in Chile differ from those in the United States. Accordingly, the information about us available to you will not be the same as the information available to shareholders of a U.S. company.

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

HISTORY AND DEVELOPMENT OF THE BANK

Overview

We were founded in 1893, and we have been, for much of our recent history, among the largest and most profitable Chilean banks in terms of return on assets and equity. We are engaged primarily in commercial banking in Chile, providing traditional banking services to a diverse customer base that includes corporations and individuals.

Our legal name is Banco de Chile. We are organized as a banking corporation under the laws of Chile and were licensed by the Chilean Superintendency of Banks to operate as a commercial bank on September 17, 1996. Our principal executive offices are located at Paseo Ahumada 251, Santiago, Chile. Our telephone number is +56 (2) 637-1111 and our website is www.bancochile.cl.

We are a full-service financial institution providing, directly and indirectly through our subsidiaries and affiliates, a wide variety of credit and non-credit products and services to all segments of the Chilean financial market. Our operations are organized in the following four principal business segments:

•	wholesale market;

•	retail market;

•	treasury and money market operations; and

•	operations through subsidiaries.

Our banking services for corporate customers include commercial loans (which, in turn, include working capital credits and trade finance), foreign exchange, capital market services, cash management and non-credit services, such as payroll and payment services, as well as a wide range of treasury, financial advisory and risk management products. We provide our individual customers with credit cards, residential mortgage loans, consumer loans and automobile financing loans, as well as traditional deposit services, such as current and savings accounts and time deposits.

As of December 31, 2009, we offered international banking services through our trade services subsidiary in Hong Kong, our representative offices in Sao Paulo and Beijing and a worldwide network of correspondent banks. In addition to our traditional banking operations, through our subsidiaries and affiliates we offer a variety of non-banking financial services including securities brokerage, mutual fund management, investment banking services, factoring, insurance brokerage, securitization, collection and sales services. We offer a powerful value proposition to our customers, which has positioned us among the most recognized financial players in Chile and Latin America.

As of December 31, 2009, we had:

•	total assets of Ch$17,501,459 million (U.S.$34,558 million);

•	total loans of Ch$13,191,256 million (U.S.$26,048 million);

•	deposits of Ch$11,145,557 million (U.S.$22,008 million); and

•	equity (including net income, non-controlling interest and provisions for minimum dividends) of Ch$1,600,985 million (U.S.$3,161 million).

According to information published by the Chilean Superintendency of Banks, as of December 31, 2009, we were the second largest private bank in Chile in terms of total loans with a market share of 19.1%.

We are headquartered in Santiago, Chile, and, as of December 31, 2009, had 14,021 employees and delivered financial products and services through a nationwide network of 400 branches and 1,588 ATMs that form part of a network of 5,526 ATMs operated by Redbanc S.A., a company owned by us and 12 other private sector financial institutions.

History

We were founded in 1893 as a result of the merger of Banco Nacional de Chile, Banco Agrícola and Banco de Valparaíso, which created the largest privately held bank in Chile. We have played an important role in the economic history of Chile. Until the creation of the Central Bank in 1926 and before the enactment of the Chilean General Banking Law, we were the main stabilization agent of the Chilean banking system, a role that is now carried out by the Central Bank. Beginning in the early 1970s, the Chilean Government assumed control of a majority of Chilean banks, and all but one of the foreign banks that were operating at that time closed their branches and offices in Chile. Throughout this era, we remained privately owned, with the exception of a portion of our shares owned by the Chilean Government that were sold to private investors in 1975. We developed a well-recognized name in Chile and expanded our operations in foreign markets, where we developed an extensive network of correspondent banks. In the early twentieth century, we established a representative office in London, which we maintained until 1985, when our European operations were moved to Frankfurt. The Frankfurt office was closed in 2000, when our foreign operations were centralized at the New York branch. In 1987 and 1988, we established four subsidiaries to provide the full range of financial products and services permitted by the Chilean General Banking Law, and in 1999, we established our insurance brokerage and factoring subsidiaries. According to our estimations, we remained the largest private bank in Chile until 1996. During the early 2000s, the Chilean banking industry was marked by intense M&A activity. In 2002, we merged with Banco de A. Edwards, which allowed us to expand our business to new customer segments. In 2008, we sold our U.S. branches to Citigroup in connection with our merger with Citibank Chile, carried out during the same year. As a result of these consolidations, we currently operate a network of three brands, consisting of “Banco de Chile” (which is present in the whole of Chile), “Banco Edwards-Citi” (which primarily operates in Santiago) and “Banco CrediChile” (which is focused on consumer loans and debit accounts). In 2009, we were recognized by ICARE (Chilean Institute of Enterprise Rational Management), as “The Enterprise of 2008” in recognition of our role in the Chilean economy and banking system.

Merger with Banco de A. Edwards

On December 6, 2001, our shareholders approved the merger with Banco de A. Edwards, which became effective on January 1, 2002. Banco de A. Edwards had been listed on the NYSE since 1995, and in January 2002, we were listed on the NYSE under the symbol BCH. Since 2002, our shares have also been traded on the Latin American Stock Exchange of the Madrid Stock Exchange, or Latibex, and the London Stock Exchange, or LSE. We concluded the merger process at the end of 2002 with the consolidation of a new corporate structure and the integration of our technological platforms.

Merger with Citibank Chile

On December 27, 2007, our shareholders approved our merger with Citibank Chile, which became effective on January 1, 2008. In addition, we entered into a Global Connectivity Agreement with Citigroup Inc. (“Citigroup”) to offer joint global financial services to customers in Chile. During 2008, we integrated Citibank Chile’s technological platforms with ours and established a new organizational structure in order to satisfy the needs of our customers and to achieve important synergies. We concluded the merger process at the end of 2008 with the integration of Citibank Chile’s consumer business with ours.

Technological Projects

During 2005, we successfully concluded the implementation of the Enterprise Resource Planning system, which, in its orientation towards self-service applications, provides human resources solutions. We also deployed a Customer Relationship Management, or CRM, service platform in all of our retail branches and call centers. The CRM system mainly allows for preventive functions, the management of commercial campaigns and the tracking of credit approvals. In addition, a new accounting system was deployed.

During 2006, we expanded the CRM system and its related processes to our corporate and private banking businesses, thus covering all of our segments and branch networks, with the exception of Credichile. We also introduced important improvements in this system, adding functionalities mainly related to the opportunity and post-sale modules. As part of the new core banking system, commercial and consumer loans were placed into the new loan module. In addition, we initiated the replacement of the teller system to enable faster and more accurate customer service. Also during 2006, a customer intelligence solution was implemented to improve customer acquisition, cross-selling, segmentation and retention.

During 2007, we achieved several milestones. We completed the migration of current accounts, lines of credit and sight accounts into a new module as part of the new core banking system. In addition, the CRM system and the teller solution were expanded to all of our networks. In addition, we implemented a new anti-money laundering program that increases the quality and efficiency of operational follow-up and alerts.

During 2008, our priorities were focused on operational and technological stabilization after the merger with Citibank Chile. We implemented critical initiatives, such as updating our core database, which included hardware upgrades and the improvement of batch process time and the performance of our front-end systems and middleware components.

During 2009, we focused on the stabilization and optimization of Banco CrediChile’s processes in order to improve on-line and batch procedures performance. Additionally, we continued to improve our general infrastructure, which has allowed us to reach higher levels of operational stability. We implemented new servers for current accounts and credit cards, enabling us to reach a significant reduction in processing time. We also put into operation a new server for on-line current accounts. In addition, our technological support division handled important technical developments related to new products launched by the Bank during this year, like RedGiro and Cuenta Móvil; RedGiro allows our customers to transfer money through our ATM network, while Cuenta Móvil permits clients and non-clients to make payments, money transfers and other operations through a mobile phone.

The 1982-1983 Economic Crisis and the Central Bank Subordinated Debt

During the 1982-1983 economic crisis, the Chilean banking system experienced significant instability that required the Central Bank and the Chilean Government to provide assistance to most Chilean private sector banks, including us. During this period, we experienced significant financial difficulties. In 1985 and 1986, we increased our capital and sold shares representing 88% of our capital to more than 30,000 new shareholders. As a result, no single shareholder held a controlling stake in our company. In 1987, the Chilean Superintendency of Banks returned the control and administration of the Bank to our shareholders.

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

The original repayment terms of our Central Bank subordinated debt, which at December 31, 1989 equaled approximately Ch$1,300,122 million, or U.S.$ 2,567 million, required that a certain percentage of our income before provisions for the subordinated debt be applied to repay this obligation. The Central Bank subordinated debt did not have a fixed maturity, and payments were made only to the extent that we earned income before provisions for the subordinated debt. In 1993 we applied 72.9% of our income before provisions for the Central Bank subordinated debt to the repayment of this debt. In 1994 we applied 67.6%, and in 1995 we applied 65.8% of our income before provisions for the Central Bank subordinated debt to the repayment of this debt.

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

This Central Bank indebtedness, for which SAOS is solely responsible and for which there is no recourse to us or SM-Chile, was equal to the unpaid principal of the Central Bank subordinated debt that it replaced but had terms that differed in some aspects. The most important of these included a rescheduling of the debt for a term of 40 years providing for equal annual installments and a pledge of our shares as collateral for such debt. The Central Bank indebtedness bears interest at a rate of 5.0% per year and is denominated in UF. See “Item 5. Operating and Financial Review and Prospects—Operating Results—Overview—Inflation—UF-denominated Assets and Liabilities” for a further explanation of UF.

In exchange for assuming the Central Bank indebtedness, SAOS received from SM-Chile, a holding company that beneficially owns SAOS and us, 63.6% of our shares as collateral for this indebtedness. As a result of our merger with Banco de A. Edwards, the percentage of our shares held by SAOS decreased to 42.0%. As a result of the capital increase agreed upon in the Extraordinary Shareholders’ Meeting held in May 2007, the share dividend paid in May 2006, May 2007 and June 2009, and the merger with Citibank Chile in January 2008, the percentage of our shares held by SAOS further decreased to 34.64%. Dividends received from us are the sole source of SAOS’s revenue, which it must apply to repay this indebtedness. However, under SAOS’s agreement with the Central Bank, we have no obligation to distribute dividends to our shareholders. To the extent distributed dividends are not sufficient to pay the amount due on this indebtedness, SAOS is permitted to maintain a cumulative deficit balance with the Central Bank that SAOS commits to pay with future dividends. If the cumulative deficit balance exceeds an amount equal to 20% of our paid-in capital and reserves, the Central Bank may require SAOS to sell a sufficient number of shares of our stock owned by SAOS to pay the entire accumulated deficit amount. As of April 30, 2010, SAOS maintained surplus with the Central Bank of Ch$126,321 million, equivalent to 9.67% of our paid-in capital and reserves. As of the same date, Ch$261,302 million would have represented 20% of our paid-in capital and reserves. See “Item 3. Key Information—Risk Factors—Risks Relating to our Operations and the Banking Industry.” Our affiliate may be obligated to sell shares of our stock in the public market if we do not pay sufficient dividends.

As of December 31, 2009 the outstanding subordinated debt balance held by SAOS amounted to Ch$914,374 million. SAOS paid to the Central Bank a total of Ch$98,224 during 2008 and Ch$97,973 million during 2009, exceeding in both years the required minimum annual payment.

As of December 31, 2009, the major shareholder of SM-Chile was LQ Inversiones Financieras S.A. (a subsidiary of Quiñenco S.A.), which owned, directly and indirectly, 58.23% of SM-Chile’s total shares. As of the same date, major shareholders of Banco de Chile were SAOS, LQ Inversiones Financieras S.A. and SM-Chile, each having a participation of 34.64%, 32.70% and 14.70% of Banco de Chile’s total shares, respectively.

If from time to time in the future our shareholders decide to retain and capitalize all or part of our annual net income in order to finance our future growth and to distribute stock dividends among our shareholders, the Central Bank may require us to pay the portion of the net income corresponding to shares owned by SAOS in cash to SAOS. If we distribute stock dividends and the Central Bank does not require us to pay that portion in cash, the shares received by SAOS must be sold by SAOS within the following 12 months. The shareholders of SM-Chile will have a right of first refusal with respect to that sale.

Capital Expenditures

The following table sets forth our capital expenditures in each of the two years ended December 31, 2008 and 2009:

	For the Year Ended December 31,
	2008		2009
	(in millions of Ch$)
Computer equipment	Ch$	5,440	Ch$	7,161
Furniture, machinery and installations		9,520		4,540
Real estate		1,138		3,245
Vehicles		467		379

Subtotal		16,565		15,325
Software		8,261		7,529

Total	Ch$	24,826	Ch$	22,854

Our budget for capital expenditures in 2010 is Ch$39,883 million, 55% of which is allocated to information technology expenditures and 45% is related to infrastructure. This level of capital expenditures is in line with our strategic aim of improving our efficiency and productivity.

Regarding the budgeted information technology expenditures, 75% of such are related to (i) improvements to our main infrastructure, (ii) final stages of projects in development, such as mobile banking and internet-based selling and (iii) renewal of some internet-based customer services.

Our 2010 budget for infrastructure expenditures considers that disbursements in this area will be mainly related to (i) renovation and relocation of some of our existing branches, (ii) the opening of new branches and customer service centers and (iii) other projects associated with the acquisition of new properties and other real estate developments.

BUSINESS OVERVIEW

Business Strategy

Our long-term strategy is to maintain and enhance our position as a leading bank in Chile by providing a broad range of financial products and services to corporations and individuals nationwide. As part of this strategy, we utilize a multi-brand approach to target diverse market segments and leverage our strongly positioned brand names: “Banco de Chile,” “Banco Edwards Citi,” “Banchile” and “Banco Credichile.” Our long-term strategy consists of the key components described below.

Profitable Business Growth

Our business model is focused on those business choices that make significant economic and social contributions, have bounded risks and allow us to strengthen our long-term relationships with customers. We seek sustained growth, especially in higher-margin segments and in those business areas that show strong growth potential. Our focus has been primarily on retail segments, large corporations and the treasury segment. We seek to achieve the same strong position in these areas that we already have in the corporate segment.

In addition to our traditional lending activities, we have developed other sources of revenue, such as foreign exchange derivative transactions and fee-based products and services. In this regard, our consolidated income from fees and other services has become an important source of earnings in recent years, reaching Ch$235,189 million (U.S.$373.84 million or 21.3% of our total operating revenues) in 2008 and Ch$251,216 million (U.S.$496.05 million or 24.5% of our total operating revenues) in 2009. We seek to continue increasing our revenues from fees and commissions by developing new products and services and by reinforcing the cross-selling of these products and services in the retail and wholesale segments that we currently serve. For our wholesale banking customers, we are continuously developing new products and improving existing fee-based services, such as receivables collection, payroll services, supplier payments, investment advisory services and cash management. To our retail banking customers, we offer new and existing fee-based services, such as general checking services, ATMs, credit cards, mutual funds, securities brokerage and insurance brokerage, all of which are continuously evaluated in order to ensure customer satisfaction. In order to improve the value proposition to our retail banking customers, we launched two new commercial products during 2009, RedGiro and Cuenta Móvil, which primarily handle electronic and mobile money transfers, respectively.

Efficiency Improvement

Our efficiency approach is focused on achieving high levels of productivity and cost control. We believe that a low-cost structure will become increasingly important in order to compete profitably. To achieve this goal, we have invested in (1) technology development, (2) the development of simpler and more manageable business processes and (3) secure and modern platforms that allow better response time and higher productivity.

In recent years, we have invested heavily in technology (approximately Ch$28,400 million, or U.S.$56.0 million, in the last two years) and we plan to continue focusing on technology in the future due to our belief that this is one of the best means to continuously improve customer service and operating efficiency.

During 2009, our consolidated operating expenses represented 47.0% of our operating revenues, as compared to 52.3% in 2008. We intend to improve this efficiency ratio in the coming years by expanding the volume of our business, enhancing our internal processes and reinforcing our cost controls and monitoring.

High Standards of Service Quality

Given the significant role of our customers, we continuously seek to increase customer loyalty. Accordingly, we have developed and implemented different measures in order to obtain improvements in service quality, such as (1) the identification of new customer segments and sub-segments in the retail and wholesale markets, (2) the subsequent implementation of new value propositions with an emphasis on service excellence that include new service models, (3) the enhancement of our service quality through an ongoing plan that identifies the critical behaviors of our customers, developing a service protocol for different kinds of clients, (4) the transfer of successful business operation procedures from high-service quality branches to lower-service quality branches, (5) the reinforcement of our Internet channel and business units in order to increase the processing capacity of information, allowing us to manage larger volumes of business with improved response time to customers, (6) the development of a more effective call center platform and (7) the redistribution of our corporate portfolios among corporate executives, allowing us to increase specialization and to improve the quality of our service.

Excellence in Human Resources Management

In order to ensure our long-term profitability, efficiency and service quality in an increasingly competitive industry, we believe that it is necessary to have highly-qualified and motivated personnel. In this regard, we make necessary efforts to remain as one of the most respected companies at the occupational level by developing a team of excellence that is committed to our corporate goals and values.

We seek to establish a distinctive culture among our employees by promoting (1) a clear focus on the customer, (2) confidence and leadership, (3) meritocracy and high performance, (4) collaboration and teamwork, (5) accountability and empowerment and (6) innovation and continuous improvement.

Since the performance of our business depends on many factors, we cannot assure you that we will be able to achieve our strategic goals. For a discussion of certain risks applicable to our operations and the country that may affect our ability to meet our objectives, see “Item 3. Key Information—Risk Factors.”

Ownership Structure

The following diagram shows the ownership structure as of June 15, 2010:

Principal Business Activities

We are a full-service financial institution that provides, directly and indirectly through our subsidiaries and affiliates, a wide variety of credit and non-credit products and services to all segments of the Chilean financial market, as shown in the following chart:

The information relating to our business segments, which is presented in this section, has been prepared in accordance with our internal reporting policies. See “Item 5. Operating and Financial Review and Prospects—Results of Operations for the Years Ended December 31, 2008 and 2009—Business Segments” and “Item 5. Operating and Financial Review and Prospects—Results of Operations for the Years Ended December 31, 2008 and 2009—Summary of differences between internal reporting policies and IFRS” for a description of the most significant differences between our internal reporting policies and IFRS.

The following table sets forth information on the composition of our loan portfolio and our consolidated net income before tax in accordance with our internal reporting policies for the year ended December 31, 2009, allocated among our principal business segments:

	Loans			Consolidated net income (1) (2) (3)
	(in millions of Ch$, except percentages)

BANK’S INTERNAL REPORTING POLICIES:
Retail market	Ch$	6,027,158	45.7%	Ch$	83,624
Wholesale market		6,874,957	52.1%		54,505
Treasury and money market operations		—	0.0%		106,937
Operations through subsidiaries		282,438	2.1%		52,418
Other (adjustments and eliminations)		—	—		—

Total	Ch$	13,184,553	100.0%	Ch$	297,484

(1)	The net income breakdown shown is used for internal reporting and planning purposes and is based on, among other things, our estimated funding cost and direct and indirect cost allocations. This breakdown may differ in some aspects from breakdowns of our operating income for financial reporting and regulatory purposes. Separate information on the operations, assets and income of our financial services subsidiaries and affiliates is provided below under “—Operations through Subsidiaries.”
(2)	The results associated with our gap management (interest rate mismatches) have been allocated in the treasury and money market operations segment.
(3)	Consolidated net income consists of net income by business segment before tax expenses.

The following table sets forth our consolidated operating revenues in accordance with our internal reporting policies, allocated among our principal business segments:

	For the Year Ended December 31,
	2008		2009
	(in millions of Ch$)
BANK’S INTERNAL REPORTING POLICIES:
Retail market	Ch$	561,572	Ch$	540,288
Wholesale market		305,835		229,125
Treasury and money market operations		88,314		128,207
Operations through subsidiaries		117,881		131,096
Other (adjustments and eliminations)		38,580		—

Total Operating Revenues	Ch$	1,112,182	Ch$	1,028,716

The following table sets forth a geographic market breakdown of our operating revenues in accordance with our internal reporting policies for the years indicated:

	For the Year Ended December 31,
	2008		2009
	(in millions of Ch$)
BANK’S INTERNAL REPORTING POLICIES:
Chile	Ch$	1,112,024	Ch$	1,028,645
Banking operations		954,496		897,684
Operations through subsidiaries		157,528		130,961

Foreign operations		158		71
New York		—		—
Miami		—		—
Operations through subsidiaries		158		71

Total Operating Revenues	Ch$	1,112,182	Ch$	1,028,716

Retail Market

Our retail market business segment serves the financial needs of individuals and small and medium-sized companies through our branch network consisting of 400 offices and customer service centers, which are made up of 246 branches belonging to Banco de Chile and Banco Edwards Citi networks and 154 branches within the Banco CrediChile network.

As of December 31, 2009, loans to our retail market customers represented 45.7% of our total loans and our retail market business segment accounted for Ch$83,624 million of our net income before tax for the year ended December 31, 2009.

In terms of composition, as set forth in the following table prepared in accordance with our internal reporting policies, our retail market business segment’s loan portfolio as of December 31, 2009 was principally focused on residential mortgage loans, which represented a 41.8% of the segment’s portfolio. The remaining loans were distributed between consumer credits (31.9%) and commercial credits (26.3%).

	As of December 31, 2009
	(in millions of Ch$, except percentages)

BANK’S INTERNAL REPORTING POLICIES:
Commercial loans	Ch$	1,585,609	26.3%
Residential mortgage loans		2,518,305	41.8
Consumer loans		1,923,244	31.9

Total	Ch$	6,027,158	100.0%

We serve the retail market business segment through two different and specialized divisions: (i) the Commercial division and (ii) the Consumer Division (Banco CrediChile).

Commercial Division

The commercial division is responsible for offering financial services to individuals with monthly incomes over Ch$400,000 (or Ch$4.8 million per year) and to small and medium-sized companies with annual sales of up to Ch$1,400 million. This division manages the portion of our branch network that operates under the brand names Banco de Chile and Banco Edwards Citi and had 246 offices and customer service centers as of December 31, 2009.

The strategy followed in the commercial division is mainly focused on sub-segmentation, multi-brand positioning, cross-selling of products and service quality based on customized service models for specific customer needs. Incentive systems have been increasingly incorporated into the commercial targets differentiated by segment, which have permitted the reduction of response times to our customers and a more efficient use of allocated resources. In addition, this division’s operations counts on the support of specialized call centers and internet banking services, along with a wide range of management tools that allow us to measure returns, the performance of cross-sold products and the effectiveness of marketing campaigns.

As of December 31, 2009, this division served 567,056 individual customers and 55,953 small and medium-sized Chilean companies. This customer base resulted in total loans to 530,241 debtors, which includes 67,333 residential loans, 126,452 commercial loans, 312,775 utilized lines of credit, 252,913 installment loans and 665,226 credit card accounts. As of the same date, we maintained 565,655 current accounts, 159,817 savings accounts and 109,493 time deposits.

As of December 31, 2009, loans originated by our commercial division represented 41.2% of our total loans. The following table sets forth the composition of the division’s loan portfolio in accordance with our internal reporting policies, as of December 31, 2009:

	As of December 31, 2009
	(in millions of Ch$, except percentages)

BANK’S INTERNAL REPORTING POLICIES:
Commercial Loans
Commercial credit	Ch$	1,383,279	25.4%
Leasing contracts		125,493	2.3
Other loans		72,913	1.3

Total Commercial Loans		1,581,685	29.0

Residential Mortgage Loans		2,460,279	45.3

Consumer Loans
Installment loans		835,576	15.4
Credit cards		324,696	6.0
Lines of credit		233,425	4.3

Total Consumer Loans		1,393,697	25.7

Total	Ch$	5,435,661	100.0%

We offer a variety of financial services to individuals and small and medium-sized companies, directly or indirectly through our subsidiaries and affiliates, such as current accounts, automatic bill payment, debit cards, credit cards, revolving credit lines, housing loans, consumer loans, commercial loans, mortgage loans, leasing agreements, factoring services, investment management, support in import and export transactions, collection services, payments and collections, insurance brokerage (which handles life, home and vehicle insurance), savings instruments, mutual funds, stock trading and foreign currency services.

Installment Loans

Our consumer installment loans are generally incurred, up to a customer’s approved credit limit, to finance the cost of goods or services, such as cars, travel and household furnishings. Consumer loans are denominated in both pesos and UF, bear fixed or variable interest rates and are generally repayable in installments over a period of up to 36 months.

As of December 31, 2009, we had Ch$835,576 million in installment loans related to the commercial division, which accounted for 43.4% of the retail market business segment’s consumer loans. A majority of installment loans are denominated in pesos and are payable monthly.

Residential Mortgage Loans

As of December 31, 2009, we had outstanding residential mortgage loans to individuals and small and medium-sized companies of Ch$2,460,279 million, which represented 40.8% of the retail market business segment’s total loans and 18.7% of our total loans. A feature of our mortgage loans to individuals and small and medium-sized companies is that mortgaged property typically secures all of a mortgagor’s credit with us, including credit card and other loans.

Our residential mortgage loans generally have maturities that range between five and thirty years and are denominated in UF. To reduce our exposure to interest rate fluctuations and inflation with respect to our residential loan portfolio, a portion of these residential loans is funded through the issuance of mortgage finance bonds, which are recourse obligations with payment terms that are matched to the residential loans and which bear a real market interest rate plus a fixed spread over the variation rate of the UF. Chilean banking regulations limit the amount of a residential mortgage loan that may be financed with a mortgage finance bond to the lesser of 75% of the purchase price of the property securing the loan or the appraised value of such property. In addition, we generally require that the monthly payments on a residential mortgage loan not exceed 25% of the borrower’s household after-tax monthly income. This is mandatory for mortgage loans financed by mortgage bonds in which the assessment value of the property is less than UF 3,000.

As an alternative to finance mortgage loans with mortgage bonds, we have promoted the expansion of Mutuos Hipotecarios, a mortgage-lending product, which is not financed by mortgage finance bonds, but instead through our general funds, especially long-term bonds. Accordingly, Mutuos Hipotecarios allow customers to finance up to 100% the purchase price or the appraised value of the property, whichever is lower, instead of the 75% that a standard mortgage would allow.

As of December 31, 2009, we were Chile’s second largest private sector bank in terms of amount of mortgage loans, and, based on information published by the Chilean Superintendency of Banks, we accounted for approximately 14.4% of the residential mortgage loans in the Chilean banking system and approximately 19.2% of such loans made by Chilean private sector banks.

Credit Cards

As of December 31, 2009, we issued Visa, MasterCard and Diners credit cards, including both individual and corporate cards. In addition to traditional credit cards, our portfolio also includes co-branded cards (e.g., “Travel Club,” “Global Pass,” and “Advantage,” among others), and 43 affinity card groups, most of which are associated with our co-branded programs.

As of December 31, 2009, we had 665,226 valid credit card accounts, with 847,040 credit cards to individuals and small and medium-sized companies. Total charges on our credit cards during 2009 amounted to Ch$1,180,981 million, with Ch$1,066,621 million corresponding to purchases and service payments in Chile and abroad and Ch$114,360 million corresponding to cash advances both within Chile and abroad. These charge volumes represent a 29.9% market share in terms of volume of use of bank credit cards issued in Chile.

As of December 31, 2009, our credit card loans to individuals and small and medium-sized companies amounted to Ch$324,696 million and represented 16.9% of our retail market business segment’s consumer loans.

Two Chilean companies that are affiliated with us in this market, Transbank S.A. and Nexus S.A., provide us with merchant acquisition and credit card processing services. As of December 31, 2009, Transbank S.A. had 15 shareholders and Nexus S.A. had seven shareholders, all of which were banks. As of December 31, 2009, our equity ownership in Transbank S.A. was 26.16% and our equity ownership in Nexus S.A. was 25.81%.

We believe that the Chilean market for credit cards has a high growth potential, especially among lower and middle-income customer segments, as the average merchant fees should continue to decline due to increasing competition from other banks that operate in Chile and the large department stores and other non-banking businesses that are involved in the issuance of credit cards.

Commercial Credits

Our commercial division’s commercial loans, which mainly consist of project financing and working capital loans, are denominated in pesos, UF and U.S. dollars, may have fixed or variable rates of interest and generally mature between one and three months. As of December 31, 2009, this division had outstanding commercial loans of Ch$1,383,279 million, representing 23.0% of the retail market business segment’s total loans and 10.5% of our total loans as of the same date.

Leasing Contracts

Leasing contracts are financing leases for capital equipment and property. Leasing contracts may have fixed or variable rates of interest and generally mature between one and five years for equipment and between five and twenty years for property. Most of these contracts are denominated in UF. As of December 31, 2009, this division had outstanding leasing contracts of Ch$125,493 million, representing 2.1% of the retail market business segment’s total loans and 1.0% of our total loans as of the same date.

Mortgage Loans

Mortgage loans granted to individuals and medium-sized companies are non-residential mortgage loans made to finance offices, land, facilities and other real estate. This kind of credit is denominated in UF and generally have maturities of between eight and twelve years. As of December 31, 2009, this division had mortgage loans of approximately Ch$139,250 million, representing 2.3% of the retail market business segment’s total loans and 1.1% of our total loans as of the same date.

Debit Cards

We offer different types of debit cards to our customers. Depending on their specifications, these cards can be used for banking transactions at ATMs that operate on the local network, such as Redbanc, the Visa International PLUS network, the local network of merchants participating in the local Redcompra debit program or the international network of merchants associated with the Electron program. We have given different names to these debit cards depending on the card’s specific functions and the link between the brand and target market to which they serve. During 2009, the following cards were in operation: Chilecard, Chilecard Plus, Chilecard Electron, Chilecard Empresas, Banjoven, Cheque Electrónico, Multiedwards, Cuenta Directa, Cuenta Fácil, Cuenta Familiar and Citicard. As of December 31, 2009, we had a 22.8% market share of debit card purchase transactions, which corresponds to approximately 32.8 million purchases performed throughout the year.

Lines of Credit

We had approximately 460,909 approved lines of credit to individual customers and small and medium-sized companies as of December 31, 2009 and outstanding advances to 295,859 individuals that totaled Ch$233,066 million, or 3.9% of the retail market business segment’s total loans.

Our individual lines of credit are generally available on a revolving basis, up to an approved credit limit, and may be used for any purpose. Advances under lines of credit are denominated in pesos and bear an interest rate that is set monthly.

Deposit Products

We strategically offer deposit products to increase our deposit-taking activities as a means of diversifying our sources of funding. We believe that the deposits of our individual customers provide us with a relatively low-cost, stable source of funding, as well as an opportunity to cross-market our other products and services. In this regard, we offer current accounts, time deposits and savings accounts to our individual customers. Current accounts are peso-denominated and the majority bear no interest (approximately 0.1% of total current accounts of the commercial division are interest-bearing), and savings accounts are denominated in UF and bear a fixed-interest rate. Time deposits are denominated in pesos, UF and U.S. dollars and most bear interest at a fixed rate with terms that range between thirty to 360 days.

While historically demand has been mainly for UF-denominated deposits during periods of high inflation, demand for peso-denominated deposits has increased in recent years as a consequence of lower and more stable inflation rates in Chile.

Consumer Division (Banco CrediChile)

The consumer division offers loans and other financial services to the lower and middle-income segments of the Chilean population, which historically have only been partially served by banking institutions. These segments include individuals whose monthly incomes fluctuate between Ch$170,000 and Ch$400,000, as well as micro businesses. Banco CrediChile represents an alternative delivery channel for our products and services in these segments, maintaining a separate brand supported by a network of 154 Banco CrediChile branches. Banco CrediChile was established in 2004 from what was formerly our consumer banking division. During 2008, the business of Banco CrediChile was combined with the consumer division of Citibank Chile as part of the merger with Citibank Chile. As a consequence of this consolidation, Banco CrediChile became the leader in the consumer segment in Chile.

Banco CrediChile offers its customers a variety of banking products, such as consumer loans, credit cards, automobile financing loans, residential mortgage loans and a special demand deposit account (see “—Bancuenta” below) targeted at low-income customers. As of December 31, 2009, Banco CrediChile had approximately 407,418 customers and total loans outstanding that amounted to Ch$591,497 million, representing 4.5% of our total loans outstanding as of the same date.

The following table sets forth the composition of Banco CrediChile’s loan portfolio in accordance with our internal reporting policies, as of December 31, 2009:

	As of December 31, 2009
	(in millions of Ch$, except percentages)

BANK’S INTERNAL REPORTING POLICIES:
Consumer loans
Installment loans	Ch$	494,223	83.6%
Credit cards		34,733	5.9
Lines of credit		591	0.0
Total consumer loans		529,547	89.5

Residential mortgage loans		58,026	9.8

Commercial loans		3,924	0.7

Total	Ch$	591,497	100.0%

Banco CrediChile focuses on developing and marketing innovative and customized products targeted to satisfy the needs of its customers while introducing them to the banking system. Banco CrediChile complements the services offered by our remaining business segments, especially our wholesale market, by offering services to employers, such as direct deposit capabilities, that stimulate the use of our services by employees.

The Chilean Superintendency of Banks requires greater allowances for loan losses for those banks with low credit classifications. This is the case for Banco CrediChile, which employs a specific credit scoring system, developed by our individual risk division, as well as other criteria to evaluate and monitor credit risk. Thus, in order to ensure the quality of its loan portfolio, Banco CrediChile adheres to the Bank’s general loan origination procedures, particularly with regard to the use of our credit scoring system and credit management policies, including the use of credit bureaus and the services of the Chilean Superintendency of Banks. In addition, Banco CrediChile carries out rigorous procedures for collection of past-due loans through Socofin S.A., our specialized collection subsidiary. We believe that we have suitable procedures and infrastructure in place to manage the risk exposure of Banco CrediChile. These procedures allow us to take advantage of the attractive growth and earnings potential of this market segment while helping to manage exposure to higher risk. See “Item 3. Key Information—Risk Factors—Risks Relating to our Operations and the Banking Industry—The growth of our loan portfolio may expose us to increased loan losses” and “Item 3. Key Information—Risk Factors—Risks Relating to our Operations and the Banking Industry—Our loan portfolio may not continue to grow at the same or similar rate.”

Consumer Lending

Banco CrediChile provides short to medium-term consumer loans and credit card services. As of December 31, 2009, Banco CrediChile had approximately 352,764 consumer loans that totaled Ch$494,223 million. As of the same date, Banco CrediChile customers had 221,338 valid credit card accounts, with outstanding balances of Ch$34,733 million.

Bancuenta

Banco CrediChile offers its customers Bancuenta, a basic deposit product that is flexible and easy to use. This product allows us to tap into a section of the consumer market that previously was not participating in the banking system. The Bancuenta account is a non-interest bearing demand deposit account without checking privileges targeted at customers who want a secure and comfortable means of managing and accessing their money. Customers may use an ATM card linked to their Bancuenta account (which may include a revolving line of credit) to make deposits or automatic payments to other Banco CrediChile accounts through a network of 5,526 ATMs available through the Redbanc network.

As of December 31, 2009, Banco CrediChile had 705,322 Bancuenta accounts. Bancuenta account holders pay an annual fee, a fee related to the number of withdrawals on the Bancuenta line of credit and interest on any outstanding balance under the line of credit. All fees and interest due on a Bancuenta account are withdrawn automatically on a monthly basis from funds available in the account. Bancuenta allows us to offer our wholesale customers the ability to pay their employees by direct deposit of funds into the individual employee’s account at Banco CrediChile. We believe this product can lead to stronger long-term relationships with our wholesale customers and their employees.

Wholesale Market

Our wholesale market business segment serves the needs of corporate customers. In 2009, this business segment recorded an annual operating revenue of approximately Ch$229,125 million, which represented 22.3% of our total operating revenue. As of December 31, 2009, loans made by this business segment amounted to Ch$6,874,957 million and represented 52.1% of our total loan portfolio. In addition, our wholesale banking business segment accounted for approximately Ch$54,505 million of our net income before tax for the year ended December 31, 2009, which amounts to 18.3% of our consolidated net income before tax.

The following table sets forth the composition of our portfolio of loans to the wholesale market in accordance with our internal reporting policies, as of December 31, 2009:

	As of December 31, 2009
	(in millions of Ch$, except percentages)

BANK’S INTERNAL REPORTING POLICIES:
Commercial credits	Ch$	5,265,915	76.6%
Foreign trade loans		768,283	11.2
Leasing loans		570,361	8.3
Factoring loans		108,864	1.6
Other loans		161,534	2.3

Total	Ch$	6,874,957	100.0%

As of December 31, 2009, we had 9,469 debtors out of a total of 18,662 wholesale customers. Our wholesale customers are engaged in a wide range of industry sectors. As of December 31, 2009, this business segment’s loans were mainly related to:

•	financial services (approximately 20.9% of all loans made by this business segment);

•	trade (approximately 18.2% of all loans made by this business segment);

•	manufacturing (approximately 11.6% of all loans made by this business segment);

•	communication and transportation (approximately 11.0% of all loans made by this business segment);

•	construction (approximately 10.0% of all loans made by this business segment);

•	agriculture, forestry and fishing (approximately 9.9% of all loans made by this business segment);

•	community, social and personal services (approximately 8.5% of all loans made by this business segment);

•	utilities (approximately 3.4% of all loans made by this business segment); and

•	mining (approximately 1.6% of all loans made by this business segment).

In line with our strategy of identifying and differentiating market segments in order to provide improved value propositions for specific customers, we have defined two divisions within the wholesale market segment based on annual sales: (i) Corporate Division and (ii) Large Companies and Real Estate Division.

Corporate Division

The corporate division provides services to corporations that sell more than Ch$70,000 million annually. This division’s customers consist of a large proportion of Chile’s publicly-traded companies, subsidiaries of multinationals and conglomerates (including those that operate in the financial, commercial, manufacturing, industrial and infrastructure sectors) and projects and concessions.

As of December 31, 2009, we had 741 large corporations as debtors out of a total of 2,317 customers in this division, with total outstanding loans that totaled Ch$3,212,652 million, representing 24.4% of our total outstanding loans as of the same date.

As shown by the following table, which has been prepared in accordance with our internal reporting policies, the corporate division’s loan portfolio, as of December 31, 2009, was mainly focused on commercial credits, which accounted for almost 84% of the division’s total loans.

	As of December 31, 2009
	(in millions of Ch$, except percentages)

BANK’S INTERNAL REPORTING POLICIES:
Commercial credits	Ch$	2,688,216	83.7%
Foreign trade loans		292,204	9.1
Leasing loans		60,023	1.9
Factoring loans		59,431	1.8
Other loans		112,778	3.5

Total	Ch$	3,212,652	100.0%

We offer a wide range of products to large corporations that include short and long-term financing, working capital loans, mortgage loans, leasing, long-term syndicated loans and factoring, as well as investment banking services offered by our subsidiary, Banchile Asesoría Financiera S.A., which include the underwriting of public and private securities offerings. We also offer payment services (payrolls, suppliers, pensions, dividends, etc.), collection services and connection to international funds transfer networks, as well as traditional deposit products, in particular current accounts.

We are party to approximately 932 payment service contracts and approximately 205 collection service contracts with large corporations. We believe that cash management and payment service contracts provide a source of low-cost deposits and the opportunity to cross-market our products and fees to payees, many of whom maintain accounts with us. Under our collection contracts, we act as a collection agent for our large corporate customers, providing centralized collection services for their accounts receivable and other similar payments.

In order to provide a highly competitive service, our corporate division has the direct support of our treasury and money market operations segment, which fulfills our corporate customers’ liquidity and short-term loans requirements directly. We have also improved our technological offerings to facilitate connection with customers and permit self-service. Similarly, we offer derivative products, which we believe have become increasingly important, especially peso-dollar and UF-dollar forward contracts and interest rate swaps.

In recent years, the market for loans to large corporations in Chile has been characterized by reduced profit margins, due in part to the greater direct access of such customers to domestic and international capital markets and other funding sources. Consequently, we have been increasingly focused on profit margin growth and cross-selling fee generating services, such as payroll processing, dividend payments and billing services, as well as computer banking services. This strategy has enabled us to maintain profitable relationships with our large corporate customers while preserving the ability to extend credit when appropriate opportunities arise.

During 2009, we developed and implemented a new customer service model, which allows account executives to focus their efforts on identifying commercial needs and structuring greater added-value deals for customers, rather than on transactional duties. The implementation of this new service model has led to an important increase in revenue and in the number of weekly customer visits and business transactions.

Large Companies and Real Estate Division

The large companies and real estate division provides a broad range of financial products and services, such as electronic banking, leasing, foreign trade and financial consultancy, to companies with annual sales that range between Ch$1,400 million and Ch$70,000 million. Customers served by this division are those related to commercial, manufacturing, agricultural, forestry, fishing, infrastructure and real estate sectors, as well as projects and concessions.

As of December 31, 2009, we had 8,728 large companies as debtors out of a total of 16,345 customers. Loans to large companies totaled approximately Ch$3,662,305 million as of the same date, which represented 27.8% of our total loans.

The following table sets forth the composition of the large companies and real estate division’s loan portfolio in accordance with our internal reporting policies, as of December 31, 2009:

	As of December 31, 2009
	(in millions of Ch$, except percentages)

BANK’S INTERNAL REPORTING POLICIES:
Commercial credits	Ch$	2,577,699	70.4%
Foreign trade loans		476,079	13.0
Leasing loans		510,338	13.9
Factoring loans		49,433	1.4
Other loans		48,756	1.3

Total	Ch$	3,662,305	100.0%

The products and services offered to large companies are mainly related to commercial loans, lines of credit, foreign trade and foreign currency transactions, factoring services, leasing, mortgage loans, syndicated loans, mergers and acquisitions and debt restructuring assistance, payments and collections services, current accounts and related services, corporate credit cards, cash and investment management, forward contracts to hedge against currency fluctuations and insurance brokerage.

This division’s aim is to deliver exceptional service to its customers based on proactive financial support that enhances long-term relationships with customers. In order to improve service quality, during 2009, the division redesigned its service model to take advantage of synergies arising from the interaction of account and specialized support executives responsible for ensuring comprehensive customer service. These modifications enabled the division to strengthen customer relationships and increase market share, as well as product offerings. We are confident this new service model will result in important improvements in service quality and productivity since each business platform will be able to fully satisfy customers’ financial needs. This service model is supported by sales-oriented account officers that are organized by geographic region and economic sector and that have a particular focus on service quality.

Our leasing segment is part of the large companies and real estate division and operates under the name of Banchile Leasing. Our factoring subsidiary, Banchile Factoring S.A., mainly provides its services through the large companies and real estate division.

Treasury and money market operations

Our treasury and money market operations business segment provides a wide range of financial services to our customers, including currency intermediation, forward contracts, interest rate swaps, transactions under repurchase agreements and investment products based on bonds, mortgage finance bonds and deposits.

In addition, our treasury and money market operations business segment is focused on managing currency, interest rate and maturity gaps, ensuring adequate liquidity levels, managing our investment portfolio and performing the intermediation of fixed-income instruments, currencies and derivatives. Interest rate gap management is aimed at generating an adequate funding structure, prioritizing our capitalization and asset and liability cost structure and funding source diversification. This segment is also responsible for the issuance of short and long-term bonds and the issuance of long-term subordinated bonds.

The treasury and money market operations business segment is also in charge of monitoring compliance with regulatory deposit limits, technical reserves and maturity and rate matches and monitors our adherence to the security margins defined by regulatory limits, as well as risk limits for interest rate, currency and investment gaps. The treasury and money market operations business segment continually monitors the funding costs of the local financial system, comparing them with our own.

Our securities portfolio as of December 31, 2009, amounted to Ch$1,697,489 million, of which 36% consisted of securities issued by the Central Bank and the Chilean Government, 12% consisted of securities from foreign issuers, 43% consisted of securities issued by local financial institutions and 9% consisted of securities issued by Chilean corporate issuers. Our investment strategy is designed with the aim of supplementing our expected profitability, risks and economic variable projections while adhering to the regulatory guidelines and internal limits defined by our finance committee.

The funding functions carried out by our treasury division are complemented by our international area, called International Financial Institutions (IFI), which manages relations with correspondent banks throughout the world, facilitating international payments and obtaining foreign currency financing for the Bank itself. As of December 31, 2009, we have established a network of approximately 600 correspondent banks, credit relations with approximately 250 correspondent banks and account relationships with approximately 42 correspondent banks. During 2009, we entered into a new Framework Agreement of financial cooperation with the Export-Import Bank of China, the main foreign trade development bank in China, a major trading partner of Chile.

Operations through Subsidiaries

We have made several strategic long-term investments in financial services companies that are engaged in activities complementary to our commercial banking activities. Our principal goal in making these investments is to develop a comprehensive financial services group capable of meeting the diverse financial needs of our current and potential clients.

The following table sets forth information with respect to our financial services subsidiaries in accordance with our internal reporting policies as of December 31, 2009:

	As of or for the year ended December 31, 2009
	Assets		Equity		Net Income (loss)
	(in millions of Ch$)
BANK’S INTERNAL REPORTING POLICIES:
Banchile Trade Services Limited (Hong Kong)	Ch$	619	Ch$	604	Ch$	44
Banchile Administradora General de Fondos S.A.		58,504		54,764		10,039
Banchile Asesoría Financiera S.A.		8,773		6,780		5,599
Banchile Corredores de Seguros Ltda		18,157		15,509		4,270
Banchile Corredores de Bolsa S.A.		732,211		79,272		16,387
Banchile Factoring S.A.		232,238		40,645		7,194
Banchile Securitizadora S.A.		493		408		—
Socofin S.A.		5,997		197		(340)
Promarket S.A.		2,548		1,580		650
Citibank Agencia de Valores S.A.(1)		—		—		—

Total	Ch$	1,059,540	Ch$	199,759	Ch$	43,843

(1)	As a result of the merger with Citibank Chile, Banco de Chile, as the legal successor and continuing entity of Citibank Chile, holds title to all of the rights that belonged to the corporation Citibank Agencia de Valores S.A., which consequently became a subsidiary of Banco de Chile in accordance with article 70 of the General Banking Law and Chapter 11-6 of the Updated Compilation of Standards. Effective January 1, 2009, Citibank Agencia de Valores S.A. merged with and into Banchile Corredores de Bolsa S.A.

The following table sets forth information with respect to our ownership interest in our financial services subsidiaries as of December 31, 2009:

	Ownership Interest
	Direct (%)	Indirect (%)	Total (%)

Banchile Trade Services Limited (Hong Kong)	100.00	—	100.00
Banchile Administradora General de Fondos S.A.	99.98	0.02	100.00
Banchile Asesoría Financiera S.A.	99.96	—	99.96
Banchile Corredores de Seguros Ltda.	99.83	0.17	100.00
Banchile Corredores de Bolsa S.A.	99.70	0.30	100.00
Banchile Factoring S.A.	99.75	0.25	100.00
Banchile Securitizadora S.A.	99.00	1.00	100.00
Socofin S.A.	99.00	1.00	100.00
Promarket S.A.	99.00	1.00	100.00

Each of these subsidiaries is incorporated in Chile, except for Banchile Trade Services Limited, which is incorporated in Hong Kong.

Securities Brokerage Services

We provide securities brokerage services through Banchile Corredores de Bolsa S.A. Banchile Corredores de Bolsa S.A. is registered as a securities broker with the Chilean Superintendency of Securities and Insurance, the regulator of Chilean open stock corporations, and is a member of the Santiago Stock Exchange and the Chilean Electronic Stock Exchange. Since it was founded in 1989, Banchile Corredores de Bolsa S.A. has provided stock brokerage services, fixed-income investments and foreign exchange products to individuals and companies through our branch network. During the year ended December 31, 2009, Banchile Corredores de Bolsa S.A. recorded an aggregate trading volume on the Santiago Stock Exchange and the Chilean Electronic Stock Exchange of approximately Ch$6,788,286 million. As of December 31, 2009, Banchile Corredores de Bolsa S.A. had equity of Ch$79,272 million and, for the year ended December 31, 2009, net income of Ch$16,387 million, which represented 6.3% of our consolidated net income for the same period.

As a result of the merger between Banco de Chile and Citibank Chile, Citibank Agencia de Valores S.A. became a subsidiary of Banco de Chile as of January 1, 2008. In early 2009, Citibank Agencia de Valores S.A. merged with and into Banchile Corredores de Bolsa S.A.

Mutual and Investment Fund Management

Since 1980, we have provided mutual fund management services through Banchile Administradora General de Fondos S.A. (formerly Banchile Administradora de Fondos Mutuos S.A.). As of December 31, 2009, according to data prepared by the Chilean Superintendency of Securities and Insurance, Banchile Administradora General de Fondos S.A. was the largest mutual fund manager in Chile, managing approximately 24.8% of all Chilean mutual funds assets. As of December 31, 2009, Banchile Administradora General de Fondos S.A. operated 73 mutual funds and managed Ch$4,321,893 million in net assets on behalf of more than 289,000 corporate and individual participants. Also, Banchile Administradora General de Fondos S.A. operates five investment funds: Chile Small Cap, Banchile Inmobiliario I, II and III, and Brasil and manages Ch$108,446 million in net assets on behalf of 925 participants.

During 2008, Banco de Chile acquired Legg Mason Chile, which channeled the business of Citibank Chile. Subsequently, during the same period, Legg Mason Chile merged with Banchile Administradora General de Fondos S.A.

The following table sets forth information regarding the various mutual funds managed by Banchile Administradora General de Fondos S.A. as of December 31, 2009:

Name of Fund	Type of Fund	Net Asset Value As of December 31, 2009
		(in millions of Ch$)
Ahorro	Fixed income (medium/long term)	Ch$	23,422
Alianza	Fixed income (medium/long term)		12,458
América Latina Accionario	Equity		34,603
Asia Fund	Debt/Equity		7,041
Asiático Accionario	Equity		16,477
Balance I	Debt/Equity		37,092
Banchile Acciones	Equity		81,348
Banda Dólar Garantizado	Fixed income (medium/long term)		8,595
Banda Estados Unidos Garantizado	Fixed income (medium/long term)		6,406
Banda Europa Garantizado	Fixed income (medium/long term)		4,445
Booster China Garantizado	Fixed income (medium/long term)		1,798
Capital Financiero	Fixed income (short term)		24,596
Capitalisa Accionario	Equity		6,144
Carry Trade Monedas	Fixed income (medium/long term)		8,216
Cash	Fixed income (short term)		84,807
Chile Accionario	Equity		30,823
Cobertura	Fixed income (medium/long term)		958
Corporate Dólar Fund	Fixed income (short term)		362,215
Corporativo	Fixed income (short term)		506,334
Crecimiento	Fixed income (short/medium term)		67,991
Depósito XXI	Fixed income (medium/long term)		208,950
Disponible	Fixed income (short term)		46,234
Dolar Fund	Fixed income (medium/long term)		18,353
Emerging Dollar Fund	Debt/Equity		32,615
Emerging Fund	Debt/Equity		50,182
Estrategia Commodities Garantizado	Fixed income (medium/long term)		7,830
Estratégico	Fixed income (medium/long term)		254,637
Euro Money Market Fund	Fixed income (short term)		29,240
Europe Fund	Debt/Equity		3,467
Flexible	Fixed income (short term)		4,916
Fortalezas Garantizado	Fixed income (medium/long term)		10,192
Fronteras del Este Garantizado	Fixed income (medium/long term)		1,997
Gigantes Garantizado	Fixed income (medium/long term)		13,501
Global Dollar Fund	Debt/Equity		2,923
Global Fund	Debt/Equity		6,327
Horizonte	Fixed income (medium/long term)		31,941
International Bond Fund	Fixed income (medium/long term)		205
Inversión	Debt/Equity		42,845
Inversión 10	Debt/Equity		1,202
Inversión 20	Debt/Equity		3,103
Inversión Brasil	Debt/Equity		41,918
Inversión China	Debt/Equity		10,596
Inversión Dollar 30	Debt/Equity		3,168
Inversionista Calificado I	Equity		16,486
Latin America Fund	Debt/Equity		114,575
Liquidez 2000	Fixed income (short term)		715,188
Liquidez Full	Fixed income (short term)		689,908
Marfil Garantizado	Fixed income (medium/long term)		9,599
Mid Cap	Equity		20,350
Muralla China Garantizado	Fixed income (medium/long term)		29,176
Operacional	Fixed income (medium/long term)		27,299
Oportunidades Sectoriales	Debt/Equity		11,482
Patrimonial	Fixed income (short term)		114,465
Performance	Fixed income (short/medium term)		14,430
Potencias Garantizado	Fixed income (medium/long term)		61,584
Renta Futura	Fixed income (medium/long term)		114,645
Retorno Dólar	Fixed income (medium/long term)		6,034
Retorno LP UF	Fixed income (medium/long term)		24,673
Retorno MP	Fixed income (medium/long term)		4,507
Tigres Garantizado	Fixed income (medium/long term)		7,097
U.S. Dollar Fund	Debt/Equity		3,216
U.S. Fund	Debt/Equity		7,829
USA Accionario	Equity		3,751
Utilidades	Fixed income (short/medium term)		88,714
Verde Amarelo Garantizado	Fixed income (medium/long term)		34,693
Viejo Continente Accionario	Equity		1,187
Visión Dinámica Acciones	Debt/Equity		5,904
Visión Dinámica Activa A	Debt/Equity		15,707
Visión Dinámica B	Debt/Equity		5,770
Visión Dinámica C	Debt/Equity		7,639
Visión Dinámica D	Debt/Equity		1,876
Visión Dinámica E	Debt/Equity		3,682
Wall Street 107 Garantizado	Fixed income (medium/long term)		8,316

Total		Ch$	4,321,893

As of December 31, 2009, Banchile Administradora General de Fondos S.A. recorded equity of Ch$54,764 million and, for the year ended December 31, 2009, net income of Ch$10,039 million, which represented 3.8% of our 2009 consolidated net income.

Factoring Services

We provide factoring services to our customers through Banchile Factoring S.A. Through this service, we purchase our customers’ outstanding debt portfolios, such as bills, notes, promissory notes or contracts, advancing them the cash flows involved and performing the collection of the related instruments. As of December 31, 2009, Banchile Factoring S.A. had net income of Ch$7,194 million, which represents 2.75% of our 2009 consolidated net income, and an estimated 22.7% market share in Chile’s factoring industry.

Financial Advisory Services

We provide financial advisory and other investment banking services to our customers through Banchile Asesoría Financiera S.A. The services offered by Banchile Asesoría Financiera S.A. are primarily targeted to our corporate customers and include advisory services concerning mergers and acquisitions, restructuring, project finance and strategic alliances. As of December 31, 2009, Banchile Asesoría Financiera S.A. had equity of Ch$6,780 million and, for the year ended December 31, 2009, net income of Ch$5,599 million.

Insurance Brokerage

We provide insurance brokerage services to our customers through Banchile Corredores de Seguros Limitada. In 2000, we began to offer life insurance policies associated with consumer loans and non-credit related insurance to our individual customers and the general public. As of December 31, 2009, Banchile Corredores de Seguros Limitada had equity of Ch$15,509 million and, for the year ended December 31, 2009, net income of Ch$4,270 million. Banchile Corredores de Seguros Limitada had a 5.3% market share, measured by the number of policies (in Chilean pesos) sold by insurance brokerage companies during 2008, the latest year for which information is available for insurance brokerage companies.

Securitization Services

We offer investment products to meet the demands of institutional investors, such as private pension funds and insurance companies, through Banchile Securitizadora S.A. This subsidiary securitizes financial assets, which involves the issuance of debt instruments with credit ratings that can be traded in the Chilean marketplace, backed by a bundle of revenue-producing assets of the client company. As of December 31, 2009, Banchile Securitizadora S.A. had equity of Ch$408 million and, for the year ended December 31, 2009, no net income. As of December 31, 2009, Banchile Securitizadora S.A. had a 19.6% market share measured by volume of assets securitized.

Credits pre-evaluation services

Promarket S.A. provides credit pre-evaluation services to the Bank and its subsidiaries, including researching potential customers. As of December 31, 2009, Promarket S.A. had equity of Ch$1,580 million and, for the year ended December 31, 2009, net income of Ch$650 million.

Collection Services

We provide judicial and extra-judicial loan collection services on our behalf and on behalf of third parties through our subsidiary Socofin S.A. As of December 31, 2009, Socofin S.A. had equity of Ch$197 million and, for the year ended December 31, 2009, a net loss of Ch$340 million.

Trade Services

In November 2004, we began offering direct trade services to our customers through Banchile Trade Services Limited, which acts as our trade finance entity in markets such as China, Hong Kong, Taiwan and South Korea. As of December 31, 2009, Banchile Trade Services Limited had equity of Ch$604 million and, for the year ended December 31, 2009, net income of Ch$44 million.

Distribution Channels and Electronic Banking

Our distribution network provides integrated financial services and products to our customers through a wide range of channels. This network includes ATMs, branches, on-line banking and phone-banking devices. Our 1,588 ATMs (that form part of Redbanc’s 5,526 ATM system) allow our customers to conduct self-service banking transactions during banking and non-banking hours.

As of December 31, 2009, we had a network of 400 retail branches and customer service centers throughout Chile. The branch system serves as a distribution network for all of the products and services offered to our customers. Our full-service branches accept deposits, disburse cash, offer the full range of our retail banking products, such as consumer loans, automobile financing loans, credit cards, mortgage loans and current accounts and provide information to current and potential customers.

We offer electronic banking services to our customers 24 hours a day through our internet website, www.bancochile.cl, which has homepages that are segmented by the different target markets we serve. Our individual homepage offers a broad range of services, including the payment of bills, electronic fund transfers, stop payment and non-charge orders, as well as a wide variety of account inquiries. Our corporate homepage offers services including our office banking service, Banconexion Web, which enables our corporate customers to perform all of their banking transactions from their offices. Both homepages offer our customers the sale of third-party products with exclusive benefits. We also have a homepage designed for our investor customers, through which they can perform transactions such as stock trading, time deposit taking and opening savings accounts. Our foreign trade customers can rely on our international business homepage, which enables them to inquire about the status of their foreign trade transactions and perform transactions, such as opening letters of credit, recording import collection and hedging on instructions and letters of credit. In 2009, approximately 439,273 individual and corporate customers performed close to 17.8 million transactions monthly on our website, of which approximately 4.0 million were monetary transactions.

In addition, we provide our customers with access to a 24-hour phone-banking call center that grants them access to account information and allows them to effect fund transfers and certain payments. This service, through which we receive approximately 482,663 calls per month, has enabled us to develop customer loyalty campaigns, sell financial products and services, answer specialized inquiries about our remote services and receive and resolve complaints by customers and non-customers.

In 2001, in association with Banco de Crédito e Inversiones, we created a company called Comercio Electrónico Artikos Chile S.A. with the purpose of providing Chilean companies with the opportunity to trade their products and services electronically through the internet. We supplement this service with a wide range of financial services and electronic payment means.

Effects of Massive Earthquake on our Assets

On February 27, 2010, a massive earthquake hit Chile’s center-south region. Private and public Chilean infrastructure was significantly damaged. The Chilean authorities have estimated that the post-earthquake reconstruction process will take at least two years.

Individual wealth was impacted and the homes of some of the financial system’s customers in the affected zones were destroyed by the earthquake. To help our customers, we have eased payment terms for our non-delinquent clients in the affected areas. Although the risk associated with this event varies from bank to bank, we have determined that the impact on the credit quality of our loans portfolio will not be significant. This estimation relies on (i) our low loan exposure in the most affected zones, as these areas only represent 8% of our loan portfolio, (ii) the financial strength of our customers and (iii) the fact that a significant portion of the damage was insured. Thus, as of March 31, 2010, we have established allowances for loan losses of approximately Ch$2.4 billion (U.S.$4.6 million) as a result of the earthquake. We believe that our risk position should allow us to face any temporary credit risk volatility.

In addition, in the first quarter of 2010 we recognized property and equipment impairments of Ch$1.1 billion (U.S.$2.1 million) as a result of the structural damage suffered by some of our branches and customer service centers, which have been complemented by a cash donation of Ch$0.8 billion (U.S.$1.4 million) through a national fundraising campaign for post-earthquake reconstruction and by Ch$0.9 billion (U.S.$1.8 million) that we disbursed in order to support our staff that suffered damage due to the earthquake.

Involvement with the Transantiago Plan

Since June 2005, we have been a shareholder in Administrador Financiero del Transantiago (“AFT”), the company responsible for the financial management of the overhaul of Santiago’s public transit system (the “Transantiago Plan”). Other majority shareholders of the company include three major Chilean banks, a financial services company and a technology services company. We own 20% of AFT’s shares, which represented an original capitalization of approximately U.S.$13.4 million as of June 8, 2005.

The Transantiago Plan has faced operational deficits that are being funded by means of permanent and temporary fiscal subsidies in accordance with the provisions of Law 20,378, which was enacted in September 2009.

In 2007, as shareholders of AFT, we made extraordinary contributions for a total amount of U.S.$4,114,000 with the purpose of financing AFT’s expenses, which were capitalized as of December 31, 2007. Between January and April 2008, we made additional funds available to AFT in the amount of U.S.$358,000 to pay AFT’s expenses arising from the Transantiago Plan. We have made no additional funds available after April 2008. Banco de Chile, as AFT’s shareholder, believes that AFT may continue to finance its operational expenses with revenue generated in the ordinary course of its business. However, if we had to incur additional payments, we do not expect that any such payments will materially affect our business.

Competition

Overview

The Chilean market for banking and other financial services is highly and increasingly competitive and consists of a number of different market sectors. The most important sector, commercial banking, includes 23 private sector banks and one public sector bank, Banco del Estado. As of December 31, 2009, a group of four banks accounted for 67.9% of all outstanding loans placed by Chilean financial institutions: Banco Santander-Chile (19.9%), our bank (19.1%), Banco del Estado (16.1%) and Banco de Crédito e Inversiones (12.8%).

We face significant and increasing competition in all of the market segments we serve. As a commercial bank offering a range of services to all types of businesses and individual customers, we face a variety of competitors, ranging from other large, private sector commercial banks to more specialized entities like “niche” banks. We consider the principal commercial banks in Chile to be our primary competitors, namely, Banco Santander-Chile, Banco de Crédito e Inversiones, Banco Bilbao Vizcaya Argentaria Chile (BBVA), and Corpbanca. Nevertheless, we also face competition from Banco del Estado, a publicly-owned bank, which has a larger distribution network and larger customer base than we do. Banco del Estado, which operates under the same regulatory regime as Chilean private sector banks, was the third largest bank in Chile as of December 31, 2009, with outstanding total loans of Ch$11,078,493 million, representing a 16.1% market share, according to data published by the Chilean Superintendency of Banks.

In the wholesale market, we consider our strongest competitors to be Banco Santander-Chile, Banco de Crédito e Inversiones, BBVA and Corpbanca. We also consider these banks to be our most significant competitors in the small and medium-sized companies business segment.

In the retail market, we compete with other private sector Chilean banks, as well with Banco del Estado. Among private banks, we consider our strongest competitors in this market to be Banco Santander-Chile, Banco de Crédito e Inversiones and BBVA, as these banks have developed business strategies that focus on both small and medium-sized companies and lower-middle to middle income brackets of the Chilean population. In addition, with respect to high-income individuals, as of December 2009, we considered our strongest competitors in this market to be Banco Santander-Chile and Banco Itaú Chile.

The Chilean banking industry has experienced increased levels of competition in recent years from domestic as well as foreign banks, which has led to, among other things, consolidation in the industry. Consequently, banks’ strategies have, in general terms, been aimed at reducing costs and improving efficiency standards. Although we are making our best efforts in order to deal with increasing competition, we also acknowledge that our income may decrease due to the extent and intensity of competition.

We expect this trend of increasing competition and consolidation to continue, particularly in connection with the formation of new large financial groups and the creation of new niche banks. In this regard, in mid-1996, Banco Santander of Spain took control of Banco Osorno and merged it into its Chilean operations, changing its name to Banco Santander-Chile. In addition, Banco O’ Higgins and Banco de Santiago merged in January 1997, forming Banco Santiago. In 1999, Banco Santander of Spain took control of Banco Santiago. During 2001, Banco de Chile merged with Banco de A. Edwards, which came into effect on January 1, 2002. In August 2002, Banco Santiago and Banco Santander–Chile, then the second and fourth largest banks in Chile, respectively, merged and became Chile’s largest bank under the former’s name. In 2003, Banco del Desarrollo merged with Banco Sudamericano, and in 2004, Dresdner Banque Nationale de Paris merged with Banco Security. In 2005, Banco de Crédito e Inversiones merged with Banco Conosur. In 2007, Banco Itaú acquired Bank Boston unit in Chile, while Rabobank acquired HNS Bank and Scotiabank acquired Banco del Desarrollo. In the first quarter of 2008, we merged with Citibank Chile, and afterwards the Chilean Superintendency of Banks authorized the opening of a branch of the Norwegian bank DnB NOR and the acquisition of ABN Amro Bank by The Royal Bank of Scotland. In early 2009, the merger agreement between Scotiabank Sudamericano and Banco del Desarrollo was completed, through which the former became Scotiabank Chile and the latter ceased to exist. In addition, during 2009, Banco Monex was acquired by Consorcio Group, which absorbed the whole operations of the former and its subsidiaries, becoming Banco Consorcio.

Although we believe that we are currently large enough to compete effectively in our target markets, any further consolidation in the Chilean financial services industry may adversely affect our competitive position. We are working on developing and enhancing our competitive strengths to ensure our sustainability.

Historically, commercial banks in Chile have competed in the retail market against each other, with finance companies and with department stores, the latter two having traditionally been focused on consumer loans to low and middle-income segments. However, finance companies have gradually disappeared as most of them have been merged into the largest banks.

In recent years, the Chilean financial system has witnessed a new phenomenon: the rise of non-traditional banking competitors, such as large department stores. The participation of these players has become increasingly significant in the consumer-lending sector. Currently, there are three consumer-oriented banks, affiliated with Chile’s largest department stores, Banco Falabella, Banco Ripley and Banco Paris. Although these banks had a market share of only 1.5% as of December 31, 2009 according to the Chilean Superintendency of Banks, the presence of these banks is likely to make consumer banking more competitive.

Below is a set of tables and figures for the years ended December 31, 2008 and 2009 that shows our position within the Chilean banking system. Prior years have not been included in these tables as new accounting rules applicable to the presentation of financial information by the Chilean banking industry became in effect at January 1, 2008, and figures before January 1, 2008 are not comparable. In addition, the market information is set forth under Chilean GAAP as published by the Chilean Superintendency of Banks.

The following table sets forth certain statistical information on the Chilean financial system as of December 31, 2009, according to information published by the Chilean Superintendency of Banks under Chilean GAAP:

	As of December 31, 2009
	Assets			Loans(1)			Deposits			Equity(2)
	Amount		Share	Amount		Share	Amount		Share	Amount		Share
	(in millions of Ch$, except percentages)

CHILEAN GAAP:
Private sector banks	Ch$	84,917,540	83.4%	Ch$	57,885,859	83.9%	Ch$	47,805,932	81.6%	Ch$	7,100,362	88.4%
Banco del Estado		16,893,528	16.6		11,078,493	16.1		10,758,141	18.4		934,942	11.6

Total banking system	Ch$	101,811,068	100.0%	Ch$	68,964,352	100.0%	Ch$	58,564,073	100.0%	Ch$	8,035,304	100.0%

Source: Chilean Superintendency of Banks

(1)	Net of interbank loans.
(2)	For purposes of this table, equity includes capital and reserves, net income for the applicable period and a provision for minimum dividends.

Loans

The following table sets forth our market share and the market share of each of our principal private sector competitors in terms of total loans as of the dates indicated according to information published by the Chilean Superintendency of Banks under Chilean GAAP:

	Bank Loans(1)
	As of December 31, 2009
	2008	2009
CHILEAN GAAP:
Banco Santander-Chile	20.7%	19.9%
Banco de Chile	19.4	19.1
Banco de Crédito e Inversiones	13.3	12.8
BBVA Bilbao Vizcaya	7.5	7.0
Banco Corpbanca	7.0	7.3

Total market share	68.0%	66.1%

Source: Chilean Superintendency of Banks

(1)	Provisions for loan losses not deducted.

Credit Quality

According to information published by the Chilean Superintendency of Banks, as of December 31, 2009, our ratio of allowances to total loans was 2.45%. This ratio is slightly above the 2.43% posted by the Chilean financial system as a whole. The following table sets forth the ratio of allowances to total loans of the largest private sector banks and that of the financial system as a whole (including such banks) as of December 31, 2008 and 2009, according to information published by the Chilean Superintendency of Banks under Chilean GAAP:

	Allowances to Total Loans
	As of December 31,
	2008	2009
CHILEAN GAAP:
Banco de Chile	1.78%	2.45%
Banco de Crédito e Inversiones	1.41	2.21
BBVA Bilbao Vizcaya	1.13	1.61
Banco Santander–Chile	1.88	2.55
Banco Corpbanca	1.51	1.91
Financial system	1.86%	2.43%

Source: Chilean Superintendency of Banks

According to information published by the Chilean Superintendency of Banks under Chilean GAAP, as of December 31, 2009, we had a ratio of past-due loans to total loans of 0.68%, as compared to the ratio of 1.36% by the Chilean financial system as a whole during the same period. The following table sets forth the ratio of past-due loans to total loans for the largest private sector banks as of December 31, 2008 and 2009 on a consolidated basis, according to information published by the Chilean Superintendency of Banks under Chilean GAAP:

	Past-Due Loans to Total Loans
	As of December 31,
	2008	2009
CHILEAN GAAP:
BBVA Bilbao Vizcaya	1.00%	1.02%
Banco Santander–Chile	1.10	1.41
Banco de Crédito e Inversiones	0.80	1.19
Banco de Chile	0.60	0.68
Banco Corpbanca	0.78	0.82
Financial system	0.99%	1.36%

Source: Chilean Superintendency of Banks

Deposits

We had deposits of Ch$11,145,557 million as of December 31, 2009, according to information published by the Chilean Superintendency of Banks under Chilean GAAP. As a consequence, we had a 19.0% market share in deposits, which placed us in first place among private sector banks. The following table sets forth the market shares in terms of deposits for private sector banks as of December 31, 2008 and 2009, on a consolidated basis, according to information published by the Chilean Superintendency of Banks under Chilean GAAP:

	Deposits
	As of December 31,
	2008	2009
CHILEAN GAAP:
Banco de Chile	18.8%	19.0%
Banco Santander–Chile	20.8	18.3
Banco de Crédito e Inversiones	13.2	13.5
BBVA Bilbao Vizcaya	7.4	6.6
Banco Corpbanca	6.1	6.5

Total market share	66.3%	63.9%

Source: Chilean Superintendency of Banks

Capital and Reserves

With Ch$1,315,382 million in capital and reserves (not including net income, non-controlling interest and provisions for minimum dividends) as of December 31, 2009, according to information published by the Chilean Superintendency of Banks, we were the second largest private sector commercial bank in Chile in terms of capital and reserves.

The following table sets forth the level of capital and reserves for the largest private sector banks in Chile as of December 31, 2008 and 2009, according to information published by the Chilean Superintendency of Banks under Chilean GAAP:

	Capital and Reserves
	As of December 31,
	2008		2009
	(in millions of Ch$)
CHILEAN GAAP:
Banco Santander–Chile	Ch$	1,198,957	Ch$	1,386,238
Banco de Chile		1,165,014		1,315,382
Banco de Crédito e Inversiones		620,412		783,611
Banco Corpbanca		436,191		460,980
BBVA Bilbao Vizcaya	Ch$	384,415	Ch$	432,626

Source: Chilean Superintendency of Banks

Return on Capital and Reserves

Our return on capital and reserves, was 19.6% for the year ended December 31, 2009, according to information published by the Chilean Superintendency of Banks under Chilean GAAP. The following table sets forth our return on capital and reserves and the returns on capital and reserves of our principal private sector competitors and the Chilean financial system, in each case as of December 31, 2008 and 2009, according to information published by the Chilean Superintendency of Banks under Chilean GAAP:

	Return on Capital and Reserves
	Year Ended December 31,
	2008	2009
CHILEAN GAAP:
Banco de Chile	29.8%	19.6%
Banco Santander-Chile	34.6	31.1
Banco de Crédito e Inversiones	31.0	20.5
Banco Corpbanca	19.8	18.5
BBVA Bilbao Vizcaya	18.1	15.7
Financial system average	22.2%	16.5%

Source: Chilean Superintendency of Banks

Efficiency

For the year ended December 31, 2009, our efficiency ratio (operating expenses as a percentage of our operating revenues) was 48.8%, on a consolidated basis. The following table sets forth the efficiency ratios of the largest private sector Chilean banks as of December 31, 2008 and 2009, according to information published by the Chilean Superintendency of Banks under Chilean GAAP:

	Efficiency Ratio(1)
	As of December 31,
	2008	2009
CHILEAN GAAP:
BBVA Bilbao Vizcaya	53.7%	53.0%
Banco de Crédito e Inversiones	50.4	47.5
Banco de Chile	51.9	48.8
Banco Santander-Chile	37.9	34.5
Banco Corpbanca	45.6	42.7
Financial system average	49.2%	46.2%

Source: Chilean Superintendency of Banks

(1)	Calculated by dividing operating expense by operating revenue.

REGULATION AND SUPERVISION

General

In Chile, only banks may maintain current accounts for their customers, conduct foreign trade operations and, together with non-banking financial institutions, accept time deposits. The principal authorities that regulate financial institutions in Chile are the Chilean Superintendency of Banks and the Central Bank. Chilean banks are primarily subject to the Chilean General Banking Law and secondarily, to the extent not inconsistent with that law, the provisions of the Chilean Corporations Law governing public corporations, except for certain provisions that are expressly excluded.

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

According to Article 35 bis of the Chilean General Banking Law, the prior authorization of the Chilean Superintendency of Banks is required for each of the following:

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

Such prior authorization is required only when the acquiring bank or the resulting group of banks would own a market share in loans determined by the Chilean Superintendency of Banks to be more than 15.0% of all loans in the Chilean banking system. The intended purchase, merger or expansion may be denied by the Chilean Superintendency of Banks, or, if the acquiring bank or resulting group would own a market share in loans determined to be more than 20.0% of all loans in the Chilean banking system, the purchase, merger, or expansion may be conditioned on one or more of the following:

•	that the bank or banks maintain Regulatory Capital higher than 8.0% and up to 14.0% of their risk-weighted assets;

•	that the technical reserve established in article 65 of the General Banking Law be applicable when deposits exceed 1.5 times the resulting bank’s paid-in capital and reserves; or

•	that the margin for interbanking loans be reduced to 20.0% of the resulting bank’s Regulatory Capital.

If the acquiring bank or resulting group would own a market share in loans determined by the Chilean Superintendency of Banks to be more than 15% but less than 20%, the authorization will be conditioned on the bank or banks maintaining Regulatory Capital not lower than 10% of their risk-weighted assets for a period set by the Chilean Superintendency of Banks, which may not be less than one year. The calculation of risk-weighted assets is based on a five-category risk classification system applied to a bank’s assets that is based on the Basel Committee recommendations.

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

Limitations on Types of Activities

Chilean banks can only conduct those activities allowed by the General Banking Law, including making loans, factoring and leasing activities, accepting deposits and, subject to limitations, making investments and performing financial services. Investments are restricted to real estate for the bank’s own use, gold, foreign exchange and debt securities. Through subsidiaries, banks may also engage in other specific financial service activities such as securities brokerage services, mutual fund management, investment fund management, foreign capital fund management, financial advisory, securitization and factoring activities. Subject to specific limitations and the prior approval of the Chilean Superintendency of Banks and the Central Bank, Chilean banks may own majority or non-controlling interests in foreign banks.

In March 2002, the Central Bank authorized banks to pay interest on current accounts and the Chilean Superintendency of Banks published guidelines permitting banks to offer and charge fees for the use of a current account product that pays interest. Under these guidelines, these accounts may be subject to a minimum balance and different interest rates depending on average balances held in the account. The Central Bank has imposed additional caps on the interest rate that can be charged by banks with a solvency score of less than A.

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

As a consequence of Chile’s accession to the Organization for Economic Co-operation and Development, Congress introduced new corporate governance regulations in 2009. The Chilean Corporations Law and the Chilean Securities Markets Law were amended such that public companies with capital above 1,500,000 UF and that have at least 12.5% of their voting shares owned by shareholders representing less than 10% of the voting shares are required to have at least one independent director in their Board of Directors. In order to assure the independence of this director, certain requirements were set to protect minority shareholders’ decisions. In addition, regulation was passed to expand the kind of information that public companies must disclose to the market and to hold a company’ board of directors liable for the non-compliance with such disclosure obligations.

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

In addition, the Chilean Government guarantees up to 90.0% of the principal amount of time deposits held by individuals in the Chilean banking system. This guarantee covers obligations with a maximum value of UF 108 per person (Ch$2,261,831 or U.S.$4,466.22 as of December 31, 2009).

Reserve Requirements

Deposits are subject to a reserve requirement of 9.0% for demand deposits and 3.6% for time deposits (with terms of less than one year). The Central Bank has statutory authority to increase these percentages to as much as 40% for demand deposits and as much as 20% for time deposits, to implement monetary policy.

In addition, Chilean banks must hold a certain amount of assets in cash or highly liquid instruments. This reserve requirement is equal to the amount by which the daily balance of deposits payable on demand, net of clearing, exceeds 2.5 times the amount of the bank’s Regulatory Capital. Deposits payable on demand include the following:

•	deposits in current accounts;

•	other demand deposits or obligations payable on demand and incurred in the ordinary course of business;

•	saving deposits that allow unconditional withdrawals that bear a stated maturity; and

•	other deposits unconditionally payable immediately.

Chilean regulations also require that (1) gaps between assets and liabilities maturing within less than 30 days do not exceed a bank’s Basic Capital and (2) gaps between assets and liabilities maturing within less than 90 days do not exceed twice a bank’s Basic Capital.

Minimum Capital

Under the Chilean General Banking Law, a bank must have a minimum paid-in capital and reserves of UF 800,000 (Ch$16,754 million or U.S.$33.1 million as of December 31, 2009). However, a bank may begin its operations with 50.0% of such amount, provided that it has a Regulatory Capital ratio (defined as Regulatory Capital as a percentage of risk-weighted assets) of not less than 12.0%. When such a bank’s paid-in capital reaches UF 600,000 (Ch$12,566 million or U.S.$24.8 million as of December 31, 2009), the Regulatory Capital ratio requirement is reduced to 10.0%.

Capital Adequacy Requirements

According to the General Banking Law, each bank should have Regulatory Capital of at least 8.0% of its risk-weighted assets, net of required allowances.

Banks should also have a Basic Capital of at least 3.0% of their total assets, net of required allowances.

The terms Regulatory Capital and Basic Capital are defined under “Presentation of Financial Information” at the beginning of this annual report.

Market Risk Regulations

In September 2005, the Chilean Superintendency of Banks introduced new regulations for measuring market risks (e.g., price and liquidity risks). This entity introduced standardized methodologies based on Basel Market Risk Measurement models for measuring and reporting price risks. These methodologies allow local banks to determine interest rate, foreign exchange (“FX”) and options risks (for FX and interest rate transactions) taken in both their trading and accrual books.

The trading book is composed of portfolios of debt and equity instruments that have a liquid secondary market and therefore their valuation at market prices and the corresponding P&L impact is representative of market conditions. In addition, all derivative transactions and the FX mismatches are also part of the trading book. The accrual book comprises all of the asset and liability balance sheet items that are not part of the trading book.

The regulation provides that the price risk of the trading book plus 8% of the risk-weighted assets (in the case of Banco de Chile, the Chilean Superintendency of Banks decided that, in light of the Bank’s merger with Citibank Chile, the applicable percentage would be 10%, not 8%.) may not be greater than Regulatory Capital. As of December 31, 2009, the price risk of our trading book totaled Ch$30,197 million.

The following table shows our regulatory risk availability, computed as the difference between the total risk (10% of the risk-weighted assets plus the trading book risk) and our Regulatory Capital, as of December 31, 2009:

As of December 31, 2009
(in millions of Ch$, except percentage)
(a) 10% risk-weighted assets	1,480,130
(b) Trading price risk	30,197
(c = a + b) Total risk	1,510,327
(d) Regulatory Capital	1,879,548
(e = d - c) Risk Availability	369,221
(f = c/d) Risk used as a Percentage of Regulatory Capital	80.4%

Interest rate risk generated by the accrual book is measured against a self-imposed limit equal to the lesser of 12-month rolling net revenues and Basic Capital of the Bank.

The guidelines for measuring liquidity risk are mainly focused on constructing an expected cash flow analysis for the following 30 and 90 days, broken down by currency. Net outflows may not exceed the value of Basic Capital for the following 30 days or two times the value of Basic Capital for the following 90 days. Subject to the Chilean Superintendency of Banks’ approval, the cash flow analysis may include behavioral run-off assumptions for some specific liability balance sheets items (demand deposits, time deposits, etc.) and behavioral roll-over assumptions for some asset items of the consolidated statement of financial position data (loans, etc.).

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

Credit risk for derivative transactions, for regulatory purposes, must be measured and reported as:

Derivatives Credit risk = Current Mark-to-Market (if positive) + Credit Risk Factor (%) * Notional Amount

The Current Mark-to-Market (or CMTM) of the transaction, if positive, reflects the amount of money owed by the customer today. In other words, the CMTM represents the amount the customer would pay us if the transaction was unwound today. As we are interested in measuring the amount of money that the customer would owe us at maturity, the potential future value of the transaction is added to the CMTM. This potential is measured as the Credit Risk Factor multiplied by the Notional Amount. The Credit Risk Factor reflects the potential fluctuation (under some specific confidence level) that the market factors involved in the transaction may have in the future until maturity, that positively (or negatively) impact the value (or risk) of the transaction for the bank. The regulator determines the Credit Risk Factor by considering market factors (interest rates, FX rates, equity prices, etc.) and the types of transactions (FX forwards, interest rate swaps, etc.).

Lending Limits

Under the General Banking Law, Chilean banks are subject to certain lending limits, including the following material limits:

•

A bank may not extend to any entity or individual, directly or indirectly, unsecured credit in an amount that exceeds 10.0% of the bank’s Regulatory Capital, or in an amount that exceeds 30.0% of its Regulatory Capital if the excess over 10.0% is secured by certain assets with a value equal to or higher than such excess.

•

In the case of financing infrastructure projects built through the concession mechanism, the 10.0% ceiling for unsecured credits is raised to 15.0% if secured by a pledge over the concession, or if granted by two or more banks or finance companies which have executed a credit agreement with the builder or holder of the concession.

•	A bank may not extend loans to another financial institution subject to the General Banking Law in an aggregate amount exceeding 30.0% of its Regulatory Capital.

•

A bank may not extend to any individual or entity that is, directly or indirectly, related to the ownership or management of the bank, credit under more favorable terms with respect to repayment conditions, interest rates or collateral than those granted to third parties in similar transactions. The aggregate amount of such credits granted to related persons may not exceed 5.0% of the bank’s Regulatory Capital. The 5.0% unsecured ceiling is raised to 25.0% of the bank’s Regulatory Capital if the excess over 5.0% is secured by certain assets with a value equal to or higher than such excess. In any case, the aggregate amount of these credits granted by the bank may not exceed the bank’s Regulatory Capital.

•	A bank may not directly or indirectly grant a loan, the purpose of which is to allow an individual or entity to acquire shares of the lender bank.

•	A bank may not lend, directly or indirectly, to a director or any other person who has the power to act on behalf of the bank.

•

A bank may not grant loans to related parties (including holders of more than 1.0% of its shares) on more favorable terms than those generally offered to non-related parties. Loans granted to related parties are subject to the limitations described in the first bullet point above. The aggregate amount of loans to related parties may not exceed a bank’s Regulatory Capital.

In addition, the General Banking Law limits the aggregate amount of loans that a bank may grant to its employees to 1.5% of its Regulatory Capital and provides that no individual employee may receive loans in excess of 10.0% of this 1.5% limit. Notwithstanding these limitations, a bank may grant to each of its employees a single residential mortgage loan for personal use once during such employee’s term of employment.

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

A bank’s solvency rating is determined by its Regulatory Capital (after deducting accumulated losses during the financial year) to risk-weighted assets ratio. This ratio is equal to or greater than 10.0% for level A banks, equal to or greater than 8.0% and less than 10.0% for level B banks and less than 8.0% for level C banks.

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

Legal Provisions Regarding Banking Institutions with Economic Difficulties

The General Banking Law provides that if specified adverse circumstances exist at any bank, its board of directors must correct the situation within 30 days from the date of receipt of the relevant financial statements. If the board of directors is unable to do so, it must call a special shareholders’ meeting to increase the capital of the bank by the amount necessary to return the bank to financial stability. If the shareholders reject the capital increase, or if it is not effected within the 30-day period and in the manner agreed to at the meeting, or if the Chilean Superintendency of Banks does not approve the board of directors’ proposal, the bank will be barred from increasing its loan portfolio beyond that stated in the financial statements presented to the board of directors and from making any further investments in any instrument other than instruments issued by the Central Bank. In such a case, or in the event that a bank is unable to make timely payment in respect of its obligations, or if a bank is under provisional administration of the Chilean Superintendency of Banks, the General Banking Law provides that the bank may receive a two-year term loan from another bank. The terms and conditions of such a loan must be approved by the directors of both banks, as well as by the Chilean Superintendency of Banks, but need not be submitted to the borrowing bank’s shareholders for their approval. A creditor bank may not grant such interbank loans to an insolvent bank in an amount exceeding 25.0% of the creditor bank’s Regulatory Capital. The board of directors of a bank that is unable to make timely payment of its obligations must present a reorganization plan to its creditors in order to capitalize the credits, extend their respective terms, forgive debts or take other measures for the payment of the debts. If the board of directors of a bank submits a reorganization plan to its creditors and such arrangement is approved, all subordinated debt issued by the bank, whether or not matured, will be converted by operation of law into common stock in the amount required for the ratio of Regulatory Capital to risk-weighted assets to be no lower than 12.0%. If a bank fails to pay an obligation, it must notify the Chilean Superintendency of Banks, which shall determine if the bank is solvent.

Dissolution and Liquidation of Banks

The Chilean Superintendency of Banks may establish that a bank should be liquidated for the benefit of its depositors or other creditors when the bank does not have the necessary solvency to continue its operations. In such case, the Chilean Superintendency of Banks must revoke the bank’s authorization to exist and order its mandatory liquidation, subject to agreement by the Central Bank. The Chilean Superintendency of Banks must also revoke the bank’s authorization if the reorganization plan of the bank has been rejected twice. The resolution by the Chilean Superintendency of Banks must state the reason for ordering the liquidation and must name a liquidator, unless the Chilean Superintendency of Banks assumes this responsibility. When a liquidation is declared, all current accounts, other demand deposits received in the ordinary course of business, other deposits unconditionally payable immediately or that have a maturity of no more than 30 days, and any other deposits and receipts payable within 10 days of its maturity date, are required to be paid by using the bank’s existing funds, its deposits with the Central Bank, or its investments in instruments that represent its reserves. If these funds are insufficient to pay these obligations, the liquidator may seize the bank’s remaining assets, as needed. If necessary, and in specified circumstances, the Central Bank will lend the bank the funds necessary to pay these obligations. Any such loans are preferential to any claims of other creditors of the liquidated bank.

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

A Chilean bank may invest in securities having a minimum rating as follows, provided that if the total amount of these investments exceeds 20% (or 30% in certain cases) of the Regulatory Capital of the bank, an allowance of 100% of the excess shall be established by the bank:

Rating Agency	Short Term	Long Term

Moody’s	P2	Ba3
Standard and Poor’s	A3	BB-
Fitch IBCA	F2	BB-

If investments in these securities and certain loans referred to below exceed 70% of the Regulatory Capital of the bank, an allowance for 100% of the excess shall be established, unless the excess, up to 70% of the bank’s Regulatory Capital, is invested in securities having a minimum rating as follows:

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

In the event that the sum of the investments of a bank in foreign currency and the commercial and foreign trade loans granted to foreign individuals and entities exceeds 70.0% of the Regulatory Capital of such bank, the excess is subject to a mandatory reserve of 100.0%.

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

PROPERTY, PLANTS AND EQUIPMENT

We are domiciled in Chile and own the building located at Paseo Ahumada 251, Santiago, Chile, that is approximately 77,500 square meters and serves as the headquarters for the Bank and its subsidiaries. In addition, we own an approximately 15,600 square meter building located at Huerfanos 740, Santiago, Chile where the remainder of our executive offices are located. As of December 31, 2009, we owned the properties on which 165 of our full-service branches and other points of sale are located (approximately 129,110 square meters of office space). As of December 31, 2009, we had leased office space for our remaining 235 full-service branches and other points of sale, as well as for our representative offices. We also own properties throughout Chile for back office and administrative operations, as well as for storage of documents and other purposes. We believe that our facilities are adequate for our present needs and suitable for their intended purposes.

We also own approximately 133,500 square meters in mainly recreational physical facilities in Chile, which we use to assist our employees in maintaining a healthy work and life balance and which we use for incentive and integration activities.

For a description of the effects of the massive earthquake on our assets, see “––Principal Business Activities––Distribution Channels and Electronic Banking––Effects of Massive Earthquake on our Assets” above.

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

Included in cash and due from banks are current accounts maintained in the Central Bank and overseas banks. Such assets have a distorting effect on the average interest rate earned on total interest earning assets because of balances maintained in:

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

The following tables set forth, by currency of denomination, average balances and, where applicable, interest amounts and nominal and real rates for our assets and liabilities under IFRS for the years ended December 31, 2008 and 2009:

	Year Ended December 31,
	2008						2009
	Average balance		Interest earned(1)		Average nominal rate	Average real rate	Average balance		Interest earned(1)		Average nominal rate	Average real rate
	(in millions of Ch$, except percentages)
IFRS:
Assets
Interest earning assets

Cash and due from banks
Ch$	Ch$	411,600	Ch$	391	0.09%	(6.91%)	Ch$	462,300	Ch$	17	—	1.40%
UF		—		—	—	—		—		—	—	—
Foreign currency		380,921		2,997	0.79	18.92		352,163		173	0.05	(18.33)

Total		792,521		3,388	0.43	5.50		814,463		190	0.02	(7.13)

Financial investments
Ch$		853,423		62,619	7.34	(0.18)		816,111		28,762	3.52	4.97
UF		322,485		36,753	11.40	3.60		619,451		6,086	0.98	2.40
Foreign currency		203,955		5,053	2.48	20.92		192,708		7,408	3.84	(15.24)

Total		1,379,863		104,425	7.57	3.82		1,628,270		42,256	2.60	1.60

Loans in advance to banks
Ch$		158,643		15,342	9.67	1.99		204,703		5,479	2.68	4.11
UF		—		—	—	—		—		—	—	—
Foreign currency		—		—	—	—		—		—	—	—

Total		158,643		15,342	9.67	1.99		204,703		5,479	2.68	4.11

Commercial loans
Ch$		3,399,586		321,859	9.47	1.80		3,758,821		275,631	7.33	8.83
UF		3,544,228		481,192	13.58	5.62		3,239,648		76,109	2.35	3.78
Foreign currency		1,662,610		92,525	5.57	24.56		1,540,276		64,139	4.16	(14.97)

Total		8,606,424		895,576	10.41	7.77		8,538,745		415,879	4.87	2.62

Consumer loans
Ch$		1,814,183		372,977	20.56	12.12		1,831,744		378,004	20.64	22.32
UF		34,337		5,573	16.23	8.09		40,354		1,627	4.03	5.49
Foreign currency		—		—	—	—		—		—	—	—

Total		1,848,520		378,550	20.48	12.04		1,872,098		379,631	20.28	21.96

Residential mortgage loans
Ch$		—		—	—	—		—		—	—	—
UF		2,167,810		301,013	13.89	5.91		2,359,746		57,351	2.43	3.86
Foreign currency		—		—	—	—		—		—	—	—

Total		2,167,810		301,013	13.89	5.91		2,359,746		57,351	2.43	3.86

Repurchase agreement
Ch$		49,418		4,639	9.39	1.73		13,799		1,193	8.65	10.17
UF		—		—	—	—		28,331		—	—	—
Foreign currency		2,668		27	1.01	19.19		625		—	—	—

Total		52,086		4,666	8.96	2.62		42,755		1,193	2.79	3.28

Total interest earnings assets
Ch$		6,686,853		777,827	11.63	3.81		7,087,478		689,086	9.72	11.26
UF		6,068,860		824,531	13.59	5.63		6,287,530		141,173	2.25	3.68
Foreign currency		2,250,154		100,602	4.47	23.27		2,085,772		71,720	3.44	(15.57)

Total	Ch$	15,005,867	Ch$	1,702,960	11.35%	7.47%	Ch$	15,460,780	Ch$	901,979	5.83%	4.56%

(1)	Interest earned includes interest accrued on trading securities.

	Year Ended December 31,
	2008						2009
	Average balance		Interest earned(1)		Average nominal rate	Average real rate	Average balance		Interest earned(1)		Average nominal rate	Average real rate
	(in millions of Ch$, except percentages)
IFRS:
Assets
Non-interest earning assets

Transaction in the course of collection
Ch$	Ch$	287,211	Ch$	—	—	—	Ch$	234,486	Ch$	—	—	—
UF		—		—	—	—		9		—	—	—
Foreign currency		223,668		—	—	—		149,347		—	—	—

Total		510,879		—	—	—		383,842		—	—	—

Allowances for loan losses
Ch$		(168,266)		—	—	—		(260,879)		—	—	—
UF		—		—	—	—		—		—	—	—
Foreign currency		—		—	—	—		—		—	—	—

Total		(168,266)		—	—	—		(260,879)		—	—	—

Derivatives
Ch$		692,853		—	—	—		604,845		—	—	—
UF		4		—	—	—		—		—	—	—
Foreign currency		62,310		—	—	—		43,429		—	—	—

Total		755,167		—	—	—		648,274		—	—	—

Investment in other companies
Ch$		11,350		—	—	—		9,024		—	—	—
UF		—		—	—	—		—		—	—	—
Foreign currency		2		—	—	—		2		—	—	—

Total		11,352		—	—	—		9,026		—	—	—

Intangible assets
Ch$		92,474		—	—	—		89,144		—	—	—
UF		—		—	—	—		—		—	—	—
Foreign currency		—		—	—	—		—		—	—	—

Total		92,474		—	—	—		89,144		—	—	—

Fixed assets
Ch$		214,320		—	—	—		210,711		—	—	—
UF		—		—	—	—		—		—	—	—
Foreign currency		—		—	—	—		—		—	—	—

Total		214,320		—	—	—		210,711		—	—	—

Current tax assets
Ch$		4,426		—	—	—		1,185		—	—	—
UF		—		—	—	—		—		—	—	—
Foreign currency		—		—	—	—		—		—	—	—

Total		4,426		—	—	—		1,185		—	—	—

Deferred tax assets
Ch$		54,299		—	—	—		62,627		—	—	—
UF		—		—	—	—		—		—	—	—
Foreign currency		—		—	—	—		—		—	—	—

Total		54,299		—	—	—		62,627		—	—	—

Other assets
Ch$		154,356		—	—	—		84,941		—	—	—
UF		38,847		—	—	—		579,991		—	—	—
Foreign currency		39,908		—	—	—		12,650		—	—	—

Total		233,111		—	—	—		677,582		—	—	—

Total non-interest earning assets
Ch$		1,343,023		—	—	—		1,036,084		—	—	—
UF		38,851		—	—	—		580,000		—	—	—
Foreign currency		325,888		—	—	—		205,428		—	—	—

Total	Ch$	1,707,762		—	—	—	Ch$	1,821,512		—	—	—

Total assets
Ch$		8,029,876		777,827	—	—		8,123,562		689,086	—	—
UF		6,107,711		824,531	—	—		6,867,530		141,173	—	—
Foreign currency		2,576,042		100,602	—	—		2,291,200		71,720	—	—

Total	Ch$	16,713,629	Ch$	1,702,960	—	—	Ch$	17,282,292	Ch$	901,979	—	—

(1)	Interest earned includes interest accrued on trading securities.

	Year Ended December 31,
	2008						2009
	Average balance		Interest paid		Average nominal rate	Average real rate	Average balance		Interest paid		Average nominal rate	Average real rate
	(in millions of Ch$, except percentages)
IFRS:
Liabilities
Interest bearing liabilities

Savings accounts
Ch$	Ch$	4,088,010	Ch$	308,631	7.55%	0.02%	Ch$	3,919,286	Ch$	140,615	3.59%	5.04%
UF		2,316,179		256,992	11.10	3.32		2,434,064		7,475	0.31	1.71
Foreign currency		1,190,174		44,533	3.74	22.41		1,214,967		20,711	1.70	(16.98)

Total		7,594,363		610,156	8.03	4.53		7,568,317		168,801	2.23	0.43

Repurchase agreements
Ch$		399,459		26,013	6.51	(0.95)		239,295		5,535	2.31	3.74
UF		2,914		56	1.92	(5.22)		31,354		725	2.31	3.74
Foreign currency		36,972		2,404	6.50	25.67		4,409		99	2.25	(16.54)

Total		439,345		28,473	6.48	1.26		275,058		6,359	2.31	3.42

Borrowings from financial institutions
Ch$		53,180		4,035	7.59	0.05		67,314		2,479	3.68	5.13
UF		11,672		43	0.37	(6.66)		2,972		1	0.03	1.43
Foreign currency		1,158,841		240	0.02	18.02		1,126,865		23	—	(18.37)

Total		1,223,693		4,318	0.35	17.00		1,197,151		2,503	0.21	(17.00)

Debt issued
Ch$		35,901		3,204	8.92	1.30		17,885		1,264	7.07	8.57
UF		1,578,506		216,361	13.71	5.74		1,565,522		26,032	1.66	3.09
Foreign currency		116,589		6,617	5.68	24.69		130,222		4,942	3.80	(15.28)

Total		1,730,996		226,182	13.07	6.93		1,713,629		32,238	1.88	1.75

Other financial obligations
Ch$		29,578		400	1.35	(5.75)		41,019		848	2.07	3.50
UF		5,477		1,239	22.62	14.04		12,242		—	—	—
Foreign currency		60,147		22,313	37.10	61.77		48,738		21,279	43.66	17.26

Total		95,202		23,952	25.16	38.05		101,999		22,127	21.69	9.66

Total interest bearing liabilities
Ch$		4,606,128		342,283	7.43	(0.09)		4,284,799		150,741	3.52	4.97
UF		3,914,748		474,691	12.13	4.27		4,046,154		34,233	0.85	2.26
Foreign currency		2,562,723		76,107	2.97	21.50		2,525,201		47,054	1.86	(16.85)

Total	Ch$	11,083,599	Ch$	893,081	8.06%	6.44%	Ch$	10,856,154	Ch$	232,028	2.14%	(1.12%)

	Year Ended December 31,
	2008						2009
	Average balance		Interest paid		Average nominal rate	Average real rate	Average balance		Interest paid		Average nominal rate	Average real rate
	(in millions of Ch$, except percentages)

IFRS:
Liabilities Non–interest bearing liabilities

Current account and demand deposit
Ch$	Ch$	2,348,316	Ch$	—	—	—	Ch$	2,665,304	Ch$	—	—	—
UF		11,416		—	—	—		13,117		—	—	—
Foreign currency		343,295		—	—	—		454,883		—	—	—

Total		2,703,027		—	—	—		3,133,304		—	—	—

Transaction in the course of payment
Ch$		166,951		—	—	—		132,821		—	—	—
UF		—		—	—	—		—		—	—	—
Foreign currency		178,560		—	—	—		133,966		—	—	—

Total		345,511		—	—	—		266,787		—	—	—

Derivatives
Ch$		695,031		—	—	—		610,155		—	—	—
UF		2,903		—	—	—		—		—	—	—
Foreign currency		51,962		—	—	—		61,940		—	—	—

Total		749,896		—	—	—		672,095		—	—	—

Current liabilities
Ch$		11,624		—	—	—		15,401		—	—	—
UF		—		—	—	—		—		—	—	—
Foreign currency		—		—	—	—		—		—	—	—

Total		11,624		—	—	—		15,401		—	—	—

Deferred tax liabilities
Ch$		42,928		—	—	—		37,291		—	—	—
UF		—		—	—	—		—		—	—	—
Foreign currency		—		—	—	—		—		—	—	—

Total		42,928		—	—	—		37,291		—	—	—

Provisions
Ch$		68,674		—	—	—		64,697		—	—	—
UF		—		—	—	—		—		—	—	—
Foreign currency		1,498		—	—	—		—		—	—	—

Total		70,172		—	—	—		64,697		—	—	—

Other liabilities
Ch$		172,864		—	—	—		108,883		—	—	—
UF		16,192		—	—	—		568,572		—	—	—
Foreign currency		24,678		—	—	—		5,367		—	—	—

Total		213,734		—	—	—		682,822		—	—	—

Equity
Ch$		1,437,637		—	—	—		1,553,104		—	—	—
UF		—		—	—	—		—		—	—	—
Foreign currency		55,501		—	—	—		637		—	—	—

Total		1,493,138		—	—	—		1,553,741		—	—	—

Total non-interest bearing liabilities and equity
Ch$		4,944,025		—	—	—		5,187,656		—	—	—
UF		30,511		—	—	—		581,689		—	—	—
Foreign currency		655,494		—	—	—		656,793		—	—	—

Total	Ch$	5,630,030		—	—	—	Ch$	6,426,138		—	—	—

Total liabilities and equity
Ch$		9,550,153		342,283	—	—		9,472,455		150,741	—	—
UF		3,945,259		474,691	—	—		4,627,843		34,233	—	—
Foreign currency		3,218,217		76,107	—	—		3,181,994		47,054	—	—

Total	Ch$	16,713,629	Ch$	893,081	—	—	Ch$	17,282,292	Ch$	232,028	—	—

Interest Earning Assets and Net Interest Margin

The following table sets forth, by currency of denomination, the levels of our average interest earning assets and net interest, and illustrates the comparative margins obtained, for each of the periods indicated.

	Year Ended December 31,
	2008		2009
	(in millions of Ch$, except percentages)

IFRS:
Total average interest earning assets
Ch$	Ch$	6,686,853	Ch$	7,087,478
UF		6,068,860		6,287,530
Foreign currency		2,250,154		2,085,772

Total		15,005,867		15,460,780

Net interest earned(1)
Ch$		435,544		538,345
UF		349,840		106,940
Foreign currency		24,495		24,666

Total	Ch$	809,879	Ch$	669,951

Net interest margin, nominal basis(2)
Ch$		6.51%		7.60%
UF		5.76		1.70
Foreign currency		1.09		1.18

Total		5.40%		4.33%

(1)	Net interest earned is defined as interest revenue earned less interest expense incurred.
(2)	Net interest margin, nominal basis is defined as net interest earned divided by average interest earning assets.

Changes in Net Interest Income—Volume and Rate Analysis

The following tables compare, by currency of denomination, changes in our net interest income between 2008 and 2009 caused by (i) changes in the average volume of interest earning assets and interest bearing liabilities and (ii) changes in their respective nominal interest rates. Volume and rate variances have been calculated based on movements in average balances over the period and changes in nominal interest rate, average interest earning assets and average interest bearing liabilities. The net change attributable to changes in both volume and rate has been allocated proportionately to the change in volume and the change in rate.

	Increase (Decrease) from 2008 to 2009 due to changes in				Net change from 2008 to 2009
	Volume		Rate
	(in millions of Ch$)

IFRS:
Assets Interest earning assets

Cash and due from banks
Ch$	Ch$	43	Ch$	(417)	Ch$	(374)
UF		—		—		—
Foreign currency		(210)		(2,614)		(2,824)

Total		(167)		(3,031)		(3,198)

Financial investments
Ch$		(2,627)		(31,230)		(33,857)
UF		18,322		(48,989)		(30,667)
Foreign currency		(293)		2,648		2,355

Total		15,402		(77,571)		(62,169)

Loans in advance to banks
Ch$		3,532		(13,395)		(9,863)
UF		—		—		—
Foreign currency		—		—		—

Total		3,532		(13,395)		(9,863)

Commercial loans
Ch$		31,564		(77,792)		(46,228)
UF		(38,133)		(366,950)		(405,083)
Foreign currency		(6,420)		(21,966)		(28,386)

Total		(12,989)		(466,708)		(479,697)

Consumer loans
Ch$		3,620		1,407		5,027
UF		838		(4,784)		(3,946)
Foreign currency		—		—		—

Total		4,458		(3,377)		1,081

Residential mortgage loans
Ch$		—		—		—
UF		24,520		(268,182)		(243,662)
Foreign currency		—		—		—

Total		24,520		(268,182)		(243,662)

Repurchase agreement
Ch$		(3,106)		(340)		(3,446)
UF		—		—		—
Foreign currency		(12)		(15)		(27)

Total		(3,118)		(355)		(3,473)

Total interest earning assets
Ch$		33,026		(121,767)		(88,741)
UF		5,547		(688,905)		(683,358)
Foreign currency		(6,935)		(21,947)		(28,882)

Total	Ch$	31,638	Ch$	(832,619)	Ch$	(800,981)

	Increase (Decrease) from 2008 to 2009 due to changes in				Net change from 2008 to 2009
	Volume		Rate
	(in millions of Ch$)
IFRS:
Liabilities Interest bearing liabilities

Savings accounts and time deposits
Ch$	Ch$	(12,251)	Ch$	(155,765)	Ch$	(168,016)
UF		12,447		(261,964)		(249,517)
Foreign currency		909		(24,731)		(23,822)

Total		1,105		(442,460)		(441,355)

Repurchase agreements
Ch$		(7,851)		(12,627)		(20,478)
UF		655		14		669
Foreign currency		(1,322)		(983)		(2,305)

Total		(8,518)		(13,596)		(22,114)

Borrowing from financial institutions
Ch$		884		(2,440)		(1,556)
UF		(19)		(23)		(42)
Foreign currency		(6)		(211)		(217)

Total		859		(2,674)		(1,815)

Debt issued
Ch$		(1,371)		(569)		(1,940)
UF		(1,765)		(188,564)		(190,329)
Foreign currency		707		(2,382)		(1,675)

Total		(2,429)		(191,515)		(193,944)

Other financial obligation
Ch$		189		259		448
UF		685		(1,924)		(1,239)
Foreign currency		(4,620)		3,586		(1,034)

Total		(3,746)		1,921		(1,825)

Total interest bearing liabilities
Ch$		(20,400)		(171,142)		(191,542)
UF		12,003		(452,461)		(440,458)
Foreign currency		(4,332)		(24,721)		(29,053)

Total	Ch$	(12,729)	Ch$	(648,324)	Ch$	(661,053)

Financial Investments

(a) Financial assets held-for-trading:

The detail of instruments classified as financial assets held-for-trading is as follows:

	As of January 1,		As of December 31,				Weighted Average Nominal Rate as of December 31, 2009
	2008		2008		2009
	(in millions of Ch$)%
IFRS:
Instruments issued by the Chilean Government and the Central Bank:
Central Bank bonds	Ch$	140,057	Ch$	217,317	Ch$	62,477	3.38%
Central Bank promissory notes		161,991		7,091		2,621	2.81
Other instruments issued by the Chilean Government and the Central Bank		687		80,085		96,996	4.02

Other instruments issued in Chile:
Deposit promissory notes from domestic banks		401,740		—		—	—
Mortgage bonds from domestic banks		54,243		4,527		2,556	3.92
Bonds from domestic banks		17,679		11,883		2,732	3.72
Deposits in domestic banks		—		259,562		182,995	3.72
Bonds from other Chilean companies		104,354		5,488		—	—
Other instruments issued in Chile		1,227		332		1,213	—

Instruments issued by foreign institutions:
Instruments from foreign governments or central banks		24,411		—		—	—
Other instruments issued abroad		22,245		40,579		—	—

Total	Ch$	928,634	Ch$	626,864	Ch$	351,590	3.74%

Instruments issued by the Chilean government and the Central Bank include instruments sold under agreements to repurchase to customers and financial institutions, amounting to Ch$48,727 million as of January 1, 2008, Ch$9,012 million as of December 31, 2008 and Ch$15,260 million as of December 31, 2009. Under the categories “Other instruments issued in Chile” and “Instruments issued by foreign institutions” are instruments sold under agreements to repurchase to customers and financial instruments, amounting to Ch$190,472 million as of January 1, 2008, Ch$243,592 million as of December 31, 2008 and Ch$183,135 million as of December 31, 2009.

(b) Investment Portfolio:

The detail of instruments classified as financial assets available-for-sale and as financial assets held-to-maturity is as follows:

(i) Financial assets available-for-sale

	As of January 1,		As of December 31,				Weighted average nominal rate as of December 31, 2009
	2008		2008		2009
	(in millions of Ch$)%
IFRS:
Instruments issued by the Chilean Government and the Central Bank:
Bonds issued by the Chilean Government and the
Central Bank	Ch$	—	Ch$	178,388	Ch$	25,880	2.29%
Promissory notes issued by the Chilean Government and the Central Bank		—		203,577		285,486	5.91
Other instruments		—		41,716		136,923	2.29

Other instruments issued in Chile:
Equity instruments valued at cost		1,062		2,114		2,112	—
Deposit promissory notes from domestic banks		—		—		—	—
Mortgage bonds from domestic banks		—		63,696		79,220	4.39
Bonds from domestic banks		—		66,265		55,111	4.31
Deposits from domestic banks		—		368,341		407,432	1.16
Bonds from other Chilean companies		—		46,569		73,174	4.84

Instruments issued by Foreign Institutions:
Instruments from foreign governments or central banks		—		—		—	—
Other instruments issued abroad		—		102,886		202,436	6.61

Total	Ch$	1,062	Ch$	1,073,552	Ch$	1,267,774	3.79%

The portfolio of financial assets available-for-sale included a net unrealized loss of Ch$14,352 million as of December 31, 2008 and a net unrealized gain of Ch$8,839 million as of December 31, 2009, in each case recorded in other comprehensive income within equity.

(ii) Financial assets held-to-maturity

In anticipation of the sale of our foreign branches to Citigroup as part of the merger with Citibank Chile, our foreign branches liquidated their positions during the last quarter of 2007. As a result, there are no securities reported under this category as of December 31, 2008 and December 31, 2009.

(c) Maturity of Financial Investments:

The maturities of financial assets held-for-trading and financial assets available-for-sale, as of December 31, 2009 were as follows:

	As of December 31, 2009
	Due within 1 year		Due after 1 year but within 3 years		Due after 3 years but within 6 years		Due after 6 years		Total
	(in millions of Ch$)

IFRS:
Financial assets held-for-trading (1)	Ch$	351,590	Ch$	—	Ch$	—	Ch$	—	Ch$	351,590
Financial assets available-for-sale		715,030		114,492		137,354		300,898		1,267,774

Total	Ch$	1,066,620	Ch$	114,492	Ch$	137,354	Ch$	300,898	Ch$	1,619,364

(1)	Financial assets held-for-trading are classified as due in one year or less, because they are bought and held principally for the purpose of selling in the short term.

Loan Portfolio

The following table sets forth our loans by type of loan and risk classification. All loan amounts stated below are before deduction of allowances for loan losses.

	As of January 1,		As of December 31,
	2008		2008		2009
	(in millions of Ch$)
IFRS:
Commercial loans:
Commercial loans	Ch$	4,957,598	Ch$	6,495,383	Ch$	6,693,165
Foreign trade loans		856,545		1,532,302		786,874
Current account debtors		265,061		193,031		135,402
Factoring transactions		470,183		484,189		343,057
Commercial lease transactions		652,503		723,857		696,040
Other loans and accounts receivable		18,534		30,451		66,638

Subtotal		7,220,424		9,459,213		8,721,176

Mortgage loans:
Mortgage bonds		276,686		263,876		208,971
Endorsable mortgage loans		217,877		230,003		238,875
Other residential real state mortgage loans		1,482,601		1,822,185		2,078,099
Residential lease transactions		—		—		—
Other loans and accounts receivable		1,032		1,012		1,061

Subtotal		1,978,196		2,317,076		2,527,006

Consumer loans:
Consumer loans in installments		919,092		1,345,985		1,346,188
Current account debtors		214,931		250,158		235,366
Credit card debtors		220,438		312,109		360,880
Consumer lease transactions		61		54		—
Other loans and accounts receivable		1,085		977		640

Subtotal		1,355,607		1,909,283		1,943,074

Total loans	Ch$	10,554,227	Ch$	13,685,572	Ch$	13,191,256

The loan categories are as follows:

•	“Commercial Loans” are loans and accounts receivable from clients not included within the mortgage or consumer loans categories.

•

“Mortgage Loans” include mortgage loans granted to individuals to acquire, expand, repair or build a home, issued as mortgage bonds, endorsable mortgage loans or by other methods. It also includes supplementary loans for the same purposes and bridge loans granted before the mortgage loan has been settled. This subcategory also includes residential real estate lease transactions and other accounts receivable.

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

Maturity and Interest Rate Sensitivity of Loans as of December 31, 2009

The following table sets forth an analysis by type and time remaining to maturity of our loans as of December 31, 2009:

	Balance as of December 31, 2009		Due within 1 month		Due after 1 month but within 6 months		Due after 6 months but within 12 months		Due after 1 year but within 3 years		Due after 3 years but within 5 years		Due after 5 years
	(in millions of Ch$)
IFRS:
Commercial loans:
Commercial loans	Ch$	6,693,165	Ch$	607,021	Ch$	1,535,927	Ch$	1,035,593	Ch$	1,510,902	Ch$	872,605	Ch$	1,131,117
Foreign trade loans		786,874		186,593		420,201		51,009		72,640		44,238		12,193
Current account debtors		135,402		135,402		—		—		—		—		—
Factoring loans		343,057		226,703		62,406		21,684		28,665		3,460		139
Leasing loans		696,040		23,587		89,501		91,288		241,764		112,165		137,735
Other loans		66,638		57,869		1,944		197		404		6,217		7

Subtotal		8,721,176		1,237,175		2,109,979		1,199,771		1,854,375		1,038,685		1,281,191

Mortgage Loans:
Mortgage bonds		208,971		3,769		10,139		12,388		46,946		42,720		93,009
Endorsable mortgage loans		238,875		3,302		9,317		10,131		40,614		39,772		135,739
Residential mortgage loans		2,078,099		17,355		43,751		53,469		221,920		232,179		1,509,425
Leasing loans		—		—		—		—		—		—		—
Other loans		1,061		365		44		52		185		111		304

Subtotal		2,527,006		24,791		63,251		76,040		309,665		314,782		1,738,477

Consumer loans:
Consumer loans		1,346,188		68,970		235,198		238,973		632,163		160,380		10,504
Current account debtors		235,366		235,366		—		—		—		—		—
Credit card		360,880		342,239		14,709		—		—		3,932		—
Leasing loans		—		—		—		—		—		—		—
Other loans		640		640		—		—		—		—		—

Subtotal		1,943,074		647,215		249,907		238,973		632,163		164,312		10,504

Total loans	Ch$	13,191,256	Ch$	1,909,181	Ch$	2,423,137	Ch$	1,514,784	Ch$	2,796,203	Ch$	1,517,779	Ch$	3,030,172

The following table sets forth the interest rate sensitivity of our outstanding loans due after one year as of December 31, 2009:

	As of December 31, 2009
	(in millions of Ch$)

IFRS:
Variable rate
Ch$	Ch$	635,919
UF		602,321
Foreign currency		236,221

Total		1,474,461

Fixed rate
Ch$		1,600,180
UF		4,166,795
Foreign currency		102,718

Total		5,869,693

Total	Ch$	7,344,154

Loans by Economic Activity

The following table sets forth under IFRS, at the dates indicated, an analysis of our loan portfolio based on the borrower’s principal economic activity. Loans to individuals for business purposes are allocated to their respective economic activity.

	As of January 1,			As of December 31,
	2008			2008			2009
	Loan Portfolio		% of Loan Portfolio	Loan Portfolio		% of Loan Portfolio	Loan Portfolio		% of Loan Portfolio
	(in millions of Ch$, except percentages)

IFRS:
Agriculture, Livestock, Forestry, Agribusiness, Fishing:
Agriculture and livestock	Ch$	207,253	1.96%	Ch$	280,506	2.05%	Ch$	296,178	2.25%
Fruit		192,725	1.83		251,199	1.84		237,689	1.80
Forestry and wood extraction		15,381	0.15		17,891	0.13		15,310	0.12
Fishing		75,995	0.72		164,905	1.20		98,969	0.75

Subtotal		491,354	4.66		714,501	5.22		648,146	4.92

Mining and Petroleum:
Mining and quarries		36,633	0.35		201,631	1.47		65,703	0.50
Natural gas and crude oil extraction		199	0.00		8,408	0.06		108,749	0.82

Subtotal		36,832	0.35		210,039	1.53		174,452	1.32

Manufacturing:
Tobacco, food and beverages		188,729	1.79		257,100	1.88		186,901	1.42
Textiles, clothing and leather goods		109,799	1.04		139,503	1.02		102,303	0.78
Wood and wood products		72,784	0.69		70,323	0.51		50,526	0.38
Paper, printing and publishing		48,982	0.46		47,901	0.35		45,716	0.35
Oil refining, carbon and rubber		126,536	1.20		162,043	1.18		141,845	1.08
Production of basic metal, non-mineral, machine and equipment		278,791	2.64		403,196	2.95		225,538	1.71
Other manufacturing industries		66,362	0.63		82,332	0.60		69,925	0.53

Subtotal		891,983	8.45		1,162,398	8.49		822,754	6.25

Electricity, Gas and Water:
Electricity, gas and water		92,433	0.88		207,734	1.52		164,529	1.25

Subtotal		92,433	0.88		207,734	1.52		164,529	1.25

Construction:
Residential buildings		292,709	2.77		336,952	2.46		316,047	2.40
Other constructions		576,900	5.47		626,682	4.58		728,358	5.52

Subtotal		869,609	8.24		963,634	7.04		1,044,405	7.92

Commerce:
Wholesale		385,460	3.65		601,745	4.40		484,577	3.67
Retail, restaurants and hotels		623,560	5.91		837,112	6.12		760,114	5.76

Subtotal		1,009,020	9.56		1,438,857	10.52		1,244,691	9.43

Transport, Storage and Communications:
Transport and storage		237,564	2.25		266,888	1.95		267,267	2.03
Communications		76,994	0.73		97,495	0.71		112,799	0.86

Subtotal		314,558	2.98		364,383	2.66		380,066	2.89

Financial Services:
Financial and insurance companies		942,295	8.93		1,165,403	8.53		1,247,359	9.43
Holding companies and other financial services		991,683	9.40		1,123,834	8.21		1,192,900	9.04

Subtotal		1,933,978	18.33		2,289,237	16.74		2,440,259	18.47

Community, Social and Personal Services:
Community, social and personal services		1,580,657	14.98		2,108,430	15.40		1,801,874	13.66

Subtotal		1,580,657	14.98		2,108,430	15.40		1,801,874	13.66

Consumer Loans		1,355,607	12.83		1,909,283	13.95		1,943,074	14.73
Residential Mortgage Loans		1,978,196	18.74		2,317,076	16.93		2,527,006	19.16

Total	Ch$	10,554,227	100.00%	Ch$	13,685,572	100.00%	Ch$	13,191,256	100.00%

Foreign Country Outstanding Loans

Our cross-border outstanding loans are principally trade-related. These loans include loans to foreign financial institutions and foreign corporations, some of which are guaranteed by their Chilean parent company. The table below lists under IFRS the total amounts outstanding to borrowers in certain foreign countries as of the dates indicated, and thus does not include foreign trade-related loans to domestic borrowers.

	As of January 1,		As of December 31,
	2008		2008		2009
	(in millions of Ch$)

IFRS:
Argentina	Ch$	100	Ch$	4,481	Ch$	3,578
Austria		731		391		—
Belgium		910		870		—
Brazil		28,184		62,438		191,177
Canada		143		3,805		40
China		51,338		29,000		76,146
Colombia		105		7,621		2,218
Czech Republic		31		38		—
Denmark		234		—		—
El Salvador		59		48		22
Finland		49		321		—
France		2,803		12,908		177
Germany		7,339		26,291		285
Holland		9,695		718		—
Hong Kong		80		13		1,312
India		26,523		25,222		31,387
Israel		806		777		—
Italy		1,194		3,408		—
Japan		5,876		2,426		161
Mexico		2,216		63		14,184
New Zealand		50		—		59
Oman		59		—		—
Panama		243		309		—
Perú		6,934		8,709		4,615
Portugal		—		443		—
South Africa		6,682		1		—
South Korea		46,780		14,019		21,186
Spain		36		111		—
Switzerland		55		16		—
Sweden		2,663		174		—
Taiwan		4,312		13		1,019
United Arab Emirates		—		68		—
United Kingdom		20,053		20,848		15,236
United States		7,250		3,072		226
Uruguay		1,221		1,106		534
Venezuela		4,996		6,395		2,573

Total	Ch$	239,750	Ch$	236,123	Ch$	366,135

We also maintain deposits abroad, as needed to conduct our foreign trade transactions and manage liquidity. The table below lists the largest amounts of foreign deposits by country under IFRS as of the end of the dates indicated:

	As of January 1,		As of December 31,
	2008		2008		2009
	(in millions of Ch$)

IFRS:
Australia	Ch$	76	Ch$	115	Ch$	149
Austria		134		148		128
Belgium		334		438		790
Canada		425		809		1,256
China		18		19		70
Denmark		37		67		11
Finland		172		107		296
France		444		163		543
Germany		4,598		11,813		11,163
Holland		—		23		1,123
Italy		3,035		606		1,067
Japan		1,898		42,807		7,189
Mexico		—		—		19
Netherlands		119		—		—
Norway		84		6		20
Russia		27		299		63
Spain		946		787		761
Sweden		106		85		36
Switzerland		399		453		435
United Kingdom		1,185		7,475		2,392
United States		18,469		213,021		221,466

Total	Ch$	32,506	Ch$	279,241	Ch$	248,977

Credit Review Process

Credit risk is the risk that we will incur a loss because our customers or counterparties do not comply with their contractual obligations.

This risk is managed using a global, unified and forward-looking strategy, which recognizes the current and projected economic environment of the markets and segments in which our different businesses are developing and grants appropriate credit treatment to each such market or segment by using risk limits that we are willing to accept from counterparties.

Managing credit risk is, therefore, inherent to our business and must be incorporated into each segment in which we do business. In this way, we may achieve an optimum balance between assumed risks and attained returns and properly allocate capital to each business line while complying with regulations and criteria defined by the Board of Directors, in order to ensure that the Bank has an appropriate capital base for potential losses that may arise from its credit exposure.

Counterparty limits are established by analyzing financial information, risk ratings, the nature of the exposure, documentation, guarantees, market conditions and the pertinent industry sector, among other factors. The process of monitoring credit quality also includes identifying in advance any possible changes in a counterparty’s payment capacity, which enables us to evaluate the potential loss from these risks and take corrective actions.

(a) Approval Process

Loan analysis and approval is conducted using a differentiated approach for each market segment, using three separate credit-risk models:

Automated Model: This model focuses on individuals from the mass-market segment (i.e., not business-related) and is based on the integral automation of processes, which consist of admission, approval, follow-up and recovery, using scoring and behavior-based approval systems.

The Bank has also developed a broad level of knowledge regarding selection of customers, with a significant capacity to discriminate between subjects of different credit bases. Using this model, we have developed separate segmented models for retail banking and Banco CrediChile. In the case of our Consumer Division (Banco CrediChile), there are further distinctions for employed customers, which are separated into the following five sub-segments: retired persons, employees in the public sector, employees in the private sector over 40 years of age, employees in the private sector under 40 years of age and independent persons.

In retail banking there are also sub-segments divided by activity and length of the customer’s relationship with the Bank.

Parametric Model: This model is applied to individuals and small and medium-sized companies in business. To analyze these segments, the Bank uses certain levels of automation and parameterization. Automation currently provides a fundamental pillar for the pre-approval process for small companies and support for potential evaluations of medium-sized companies.

Case-by-Case Model: This model is used for the wholesale business segment. It is based on individual expert evaluation on risk level, operation amount and business complexity, among other variables.

Transactions in which the total customer credit risk is more than UF 750,000 (approximately Ch$15,707 million) require approval by a credit committee, which includes three directors and our Chief Executive Officer. Transactions in which the total customer credit risk is equal to or less than UF 750,000 may be approved by other executives, depending on the amount involved, as follows:

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

(b) Control and Follow-up

The ongoing control and follow-up of credit risk is the basis for proactive portfolio management and enables risk to be recognized opportunely, thus identifying business opportunities and detecting potential impairment before it occurs.

In the wholesale business segment, control and follow-up are realized through a combination of reviews. The most relevant are the following:

•	High-level structured portfolio reviews with respect to the impact of specific macroeconomic fluctuations in relevant sectors of activity, defining case-by-case actions plans.

•	Constant monitoring system in order to detect early on those customers that show potential risks, agreeing on specific action plans for these customers with the corresponding client servicing team.

•

Payment arrears management, backed by predictive indicators of risk level, with follow-up and action plans in the case of our most important customers, plus management of differentiated strategies for early recovery.

•	Follow-up of the conditions, restrictions and covenants imposed by the credit committee to all operations requiring it due to their importance or complexity.

•	Control of the exposure as well as the sufficiency of guarantees granted in the form of shares, monitoring fluctuations and preparing action plans in the event of insufficient coverage.

•	Follow-up schemes of credit behavior variables and borrowers’ financial condition.

•	Risk segmentation strategies for collections processes and policies to better integrate loan approval and monitoring processes, aligned behind a single vision of customer credit fundamentals.

Analysis of Our Loan Classification

The following tables provide statistical data under IFRS regarding the classification of our loans as of the dates indicated. As discussed above, our risk analysis system requires that loans to all customers be classified.

IFRS:

	As of January 1, 2008
Bank’s Credit Rating	Commercial Loans		Residential Mortgage Loans		Consumer Loans		Total Loans		Percentage of Classified Loans
	(in millions of Ch$, except percentages)

A1	Ch$	89,268	Ch$	—	Ch$	—	Ch$	89,268	1.28%
A2		2,329,422		—		—		2,329,422	33.06
A3		2,004,825		—		—		2,004,825	28.45
B		2,352,005		—		—		2,352,005	33.38
C1		167,196		—		—		167,196	2.37
C2		52,239		—		—		52,239	0.74
C3		10,047		—		—		10,047	0.14
C4		17,912		—		—		17,912	0.25
D1		8,577		—		—		8,577	0.12
D2		15,217		—		—		15,217	0.21
Impaired Portfolio		—		—		—		—	—

Total individual classified loans	Ch$	7,046,708	Ch$	—	Ch$	—	Ch$	7,046,708	100.00%

Total group non-classified loans		173,716		1,978,196		1,355,607		3,507,519

Total loans	Ch$	7,220,424	Ch$	1,978,196	Ch$	1,355,607	Ch$	10,554,227

Percentage Classified		97.59%		—		—		66.77%

IFRS:

	As of December 31, 2008
Bank’s Credit Rating	Commercial Loans		Residential Mortgage Loans		Consumer Loans		Total Loans		Percentage of Classified Loans
	(in millions of Ch$, except percentages)

A1	Ch$	287,220	Ch$	—	Ch$	—	Ch$	287,220	3.29%
A2		2,454,840		—		—		2,454,840	27.19
A3		2,375,691		—		—		2,375,691	26.32
B		3,625,075		—		—		3,625,075	40.16
C1		171,896		—		—		171,896	1.90
C2		102,047		—		—		102,047	1.14
Impaired Portfolio		—		—		—		—	—

Total individual classified loans	Ch$	9,016,769	Ch$	—	Ch$	—	Ch$	9,016,769	100.00%

Total group non-classified loans		442,444		2,317,076		1,909,283		4,668,803

Total loans	Ch$	9,459,213	Ch$	2,317,076	Ch$	1,909,283	Ch$	13,685,572

Percentage Classified		95.32%		—		—		65.89%

IFRS:

	As of December 31, 2009
Bank’s Credit Rating	Commercial Loans		Residential Mortgage Loans		Consumer Loans		Total Loans		Percentage of Classified Loans
	(in millions of Ch$, except percentages)

A1	Ch$	32,067	Ch$	—	Ch$	—	Ch$	32,067	0.37%
A2		2,290,427		—		—		2,290,427	26.60
A3		2,074,847		—		—		2,074,847	24.10
B		3,446,251		—		—		3,446,251	40.03
C1		136,957		—		—		136,957	1.59
C2		6,195		—		—		6,195	0.07
Impaired Portfolio		418,057		68,787		135,675		622,519	7.24

Total individual classified loans	Ch$	8,404,801	Ch$	68,787	Ch$	135,675	Ch$	8,609,263	100.00%

Total group non-classified loans		316,375		2,458,219		1,807,399		4,581,993

Total loans	Ch$	8,721,176	Ch$	2,527,006	Ch$	1,943,074	Ch$	13,191,256

Percentage Classified		96.37%		2.72%		6.98%		65.26%

Classification of Loan Portfolio Based on the Borrower’s Payment Performance

The following table sets forth under IFRS as of the dates indicated the amounts that are current as to payments of principal and interest and the amounts that are overdue:

	Domestic Loans
	As of January 1,		As of December 31,
	2008		2008		2009
	(in millions of Ch$)
IFRS:
Current	Ch$	10,169,095	Ch$	13,067,796	Ch$	12,463,973
Overdue 1-29 days		68,210		88,985		46,764
Overdue 30-89 days		15,845		41,642		25,945
Overdue 90 days or more (“past due”)		61,327		251,026		288,439

Total loans	Ch$	10,314,477	Ch$	13,449,449	Ch$	12,825,121

	Foreign Loans
	As of January 1,		As of December 31,
	2008		2008		2009
	(in millions of Ch$)
IFRS:
Current	Ch$	239,750	Ch$	236,123	Ch$	366,135
Overdue 1-29 days		—		—		—
Overdue 30-89 days		—		—		—
Overdue 90 days or more (“past due”)		—		—		—

Total loans	Ch$	239,750	Ch$	236,123	Ch$	366,135

	Total Loans
	As of January 1,		As of December 31,
	2008		2008		2009
	(in millions of Ch, except percentages)
IFRS:
Current	Ch$	10,408,845	Ch$	13,303,919	Ch$	12,830,108
Overdue 1-29 days		68,210		88,985		46,764
Overdue 30-89 days		15,845		41,642		25,945
Overdue 90 days or more (“past due”)		61,327		251,026		288,439

Total loans	Ch$	10,554,227	Ch$	13,685,572	Ch$	13,191,256

Overdue loans expressed as a percentage of total loans		1.38%		2.79%		2.74%
Past-due loans as a percentage of total loans		0.58%		1.83%		2.19%

Loans included in the previous table, which have been restructured and bear no interest, are as follows:

	As of December 31,
	2008		2009
	(in millions of Ch$)
IFRS:
Ch$	Ch$	4,583	Ch$	4,283
UF		32		128

Total	Ch$	4,615	Ch$	4,411

The amount of interest that we would have recorded on these loans for the year ended December 31, 2009 if these loans had been earning a market interest rate was Ch$248 million.

In addition, other loans that have been restructured, mainly through the extension of their maturities, and that bear interest are as follows:

	As of January 1,		As of December 31,
	2008		2008		2009
	(in millions of Ch$)
IFRS:
Total other restructured loans	Ch$	80,233	Ch$	134,519	Ch$	357,345

During the year ended December 31, 2009, interest recorded in income on these loans amounted to Ch$39,636 million.

Analysis of Substandard Loans and Amounts Past Due

The following table analyzes our substandard loans, past-due loans and allowances for loan losses existing at the dates indicated under IFRS.

	As of January 1,		Year ended December 31,
	2008		2008		2009
	(in millions of Ch$, except percentages)

IFRS:
Total loans	Ch$	10,554,227	Ch$	13,685,572	Ch$	13,191,256
Substandard loans(1)		387,390		679,323		765,671
Substandard loans as a percentage of total loans		3.67%		4.96%		5.80%
Amounts past due (2)
To the extent secured (3)	Ch$	35,666	Ch$	31,054	Ch$	25,881
To the extent unsecured		25,661		50,896		63,647

Total amount past due	Ch$	61,327	Ch$	81,950	Ch$	89,528

Amounts past due as a percentage of total loans		0.58%		0.60%		0.68%
To the extent secured(2)		0.34		0.23		0.20
To the extent unsecured		0.24		0.37		0.48

Allowances for loans losses as a percentage of:
Total loans		1.23		1.64		2.37
Total amounts past due		211.39		274.69		348.61
Total amounts past due—unsecured		505.21%		442.28%		490.36%

(1)	Individually evaluated loans are considered substandard when they are classified into categories C1 to D2, and group-evaluated loans are considered substandard when they are assigned allowances for loan losses greater than 20%.
(2)	In accordance with Chilean regulations, past-due loans are loans that are 90 days or more overdue on any payments of principal or interest.
(3)	Security generally consists of mortgages on real estate, pledges of marketable securities, letters of credit or cash.

Analysis of Allowances for Loan Losses

The following table analyzes our allowances for loan losses and changes in the allowances attributable to charge-offs, new allowances, allowances released and the effect of price-level restatement on allowances for loan losses:

	As of December 31,
	2008		2009
	(in millions of Ch$, except percentages)

IFRS:
Allowances for loan losses at beginning of period	Ch$	129,624	Ch$	225,108
Balance of allowances for loan losses from Citibank Chile S.A.(1)		20,883		—
Charge-offs		(112,989)		(181,793)
Allowances established		187,864		270,305
Allowances released(2)		(274)		(1,519)

Allowances for loan losses at end of period	Ch$	225,108	Ch$	312,101

Ratio of charge-offs to average loans		0.90%		1.42%
Allowances for loan losses at end of period as a percentage of total loans		1.64%		2.37%

(1)	Total allowances for loan losses corresponding to Citibank Chile after the merger with Banco de Chile as of January 1, 2008.
(2)	Represents the aggregate amount of allowances for loan losses released during the year as a result of charge-offs, recoveries or a determination by management that the level of risk existing in the loan portfolio has been reduced.

The deterioration of the Chilean economy during the final quarter of 2008 and the first semester of 2009 negatively impacted the risk profiles of both individuals and companies. In addition, certain sectors, such as the Chilean salmon industry, were hit by productive difficulties during 2009, thus weakening their ability to make payments. These factors prompted a significant increase in our allowances for loan losses in 2008 and 2009.

Loans are written-off when the collection efforts have been exhausted but not later than the maximum periods as follows:

Type of Loan	Term
Consumer loans with or without collateral	6 months
Other transactions without collateral	24 months
Commercial loans with collateral	36 months
Residential mortgage loans	48 months
Consumer leases	6 months
Other non-real estate lease transactions	12 months
Real estate leases (commercial or residential)	36 months

The following table presents detailed information on write-offs and shows the charge-offs breakdown by loan category:

	Year ended December 31,
	2008		2009
	(in millions of Ch$)

IFRS:
Commercial loans	Ch$	33,551	Ch$	86,030
Mortgage loans		2,820		2,088
Consumer loans		76,618		93,675

Total	Ch$	112,989	Ch$	181,793

Loan recoveries by type of loan are shown in the table below:

	Year ended December 31,
	2008		2009
	(in millions of Ch$)
IFRS:
Commercial loans	Ch$	16,375	Ch$	23,934
Mortgage loans		3,390		2,653
Consumer loans		19,605		232

Subtotal		39,370		26,819
Recoveries and sales of loans reacquired from the Central Bank		278		60

Total	Ch$	39,648	Ch$	26,879

Allocation of Allowances for Loan Losses

The following tables set forth the proportions of our required allowances for loan losses attributable to our commercial, consumer and residential mortgage loans under IFRS as of the dates indicated.

	As of January 1, 2008					As of December 31, 2008
	Allowance amount		Allowance amount as a percentage of loans in category	Allowance amount as a percentage of total loans	Loans in category as percentage of total loans(1)	Allowance amount		Allowance amount as a percentage of loans in category	Allowance amount as a percentage of total loans	Loans in category as percentage of total loans(1)
	(in millions of Ch$, except percentages)

IFRS:
Commercial loans	Ch$	72,123	0.99%	0.68%	68.41%	Ch$	116,153	1.23%	0.84%	69.12%
Consumer loans		49,116	3.62	0.47	12.84		95,680	5.01	0.70	13.95
Residential mortgage loans		8,385	0.42	0.08	18.75		13,275	0.57	0.10	16.93

Total allocated allowances	Ch$	129,624	1.23%	1.23%	100.00%	Ch$	225,108	1.64%	1.64%	100.00%

	As of December 31, 2009
	Allowance amount		Allowance amount as a percentage of loans in category	Allowance amount as a percentage of total loans	Loans in category as percentage of total loans(1)
	(in millions of Ch$, except percentages)

IFRS:
Commercial loans	Ch$	189,610	2.17%	1.44%	66.11%
Consumer loans		108,592	5.59	0.82	14.73
Residential mortgage loans		13,899	0.55	0.11	19.16

Total allocated allowances	Ch$	312,101	2.37%	2.37%	100.00%

(1)	Based on our loan classification.

The following table sets forth our charge-offs for 2008 and 2009 by major economic sector and provides further detail of charge-offs that have already been described in the previous discussion of allowances for loan losses:

	Year ended December 31,
	2008		2009
	(in millions of Ch$)

IFRS:
Commercial:
Agriculture	Ch$	2,077	Ch$	4,950
Mining		43		284
Manufacturing		3,221		9,900
Construction		2,475		7,766
Commerce		12,055		26,501
Transport		1,155		4,867
Financial services		3,978		11,619
Community		8,547		20,143

Subtotal:	Ch$	33,551	Ch$	86,030
Consumer loans		76,618		93,675
Mortgage loans		2,820		2,088

Total	Ch$	112,989	Ch$	181,793

Composition of Deposits and Other Commitments

The following table sets forth under IFRS the composition of our deposits and similar commitments as of the dates indicated. See “—Average Balance Sheets, Interest Earned on Interest Earning Assets and Interest Paid on Interest Bearing Liabilities” for the average rate paid on each of the following deposit categories.

	As of January 1,		As of December 31,
	2008		2008		2009
	(in millions of Ch$)

IFRS:
Current accounts	Ch$	1,844,164	Ch$	2,534,753	Ch$	3,127,934
Other demand deposits		441,193		472,508		590,142
Savings accounts		139,127		157,270		158,035
Time deposits		6,249,999		8,309,720		7,264,809
Other term balance payables		3,987		5,600		4,637

Total	Ch$	8,678,470	Ch$	11,479,851	Ch$	11,145,557

Maturity of Deposits

The following table sets forth under IFRS information regarding the currency and maturity of our deposits at December 31, 2009, expressed in percentages. UF-denominated deposits are similar to Chilean peso-denominated deposits in all aspects, except that the principal is readjusted periodically based on variations in the Consumer Price Index.

	Ch$	UF	Foreign Currency	Total

IFRS:
Demand deposits	45.77%	0.72%	24.50%	33.35%
Savings accounts	—	6.98	—	1.42
Time deposits:
Maturing within three months	45.59	22.39	59.82	43.06
Maturing after three but within six months	3.75	22.49	8.07	8.22
Maturing after six but within 12 months	3.09	44.44	7.56	12.18
Maturing after 12 months	1.80	2.98	0.05	1.77

Total time deposits	54.23	92.30	75.50	65.23

Total deposits	100.00%	100.00%	100.00%	100.00%

The following table sets forth information under IFRS regarding the currency and maturity of deposits in excess of U.S.$100,000 as of December 31, 2009:

	Ch$		UF		Foreign Currency		Total
	(in millions of Ch$)

IFRS:
Time deposits:
Maturing within three months	Ch$	2,607,398	Ch$	465,321	Ch$	883,359	Ch$	3,956,078
Maturing after three but within six months		265,788		501,990		136,039		903,817
Maturing after six but within 12 months		217,569		999,882		128,782		1,346,233
Maturing after 12 months		128,095		67,229		691		196,015

Total time deposits	Ch$	3,218,850	Ch$	2,034,422	Ch$	1,148,871	Ch$	6,402,143

Minimum Capital Requirements

The following table sets forth our minimum capital requirements set by the Chilean Superintendency of Banks as of the dates indicated:

	As of January 1,		As of December 31,
	2008		2008		2009
	(in millions of Ch$)

CHILEAN GAAP:
Banco de Chile’s regulatory capital	Ch$	809,105	Ch$	1,297,735	Ch$	1,392,745
Minimum regulatory capital required		(441,346)		(593,849)		(570,054)

Excess over minimum regulatory capital required	Ch$	367,759	Ch$	703,886	Ch$	822,691

Short-term Borrowings

The principal categories of our short-term borrowings are amounts borrowed under foreign trade lines of credit, domestic inter-bank loans and repurchase agreements. The table below presents under IFRS the amounts outstanding as of January 1, 2008 and at the end of each period indicated and the weighted average nominal interest rate for each period indicated and as of January 1, 2008 by type of short-term borrowing.

	As of January 1,			For the year ended December 31,
	2008			2008			2009
	Year-End Balance		Weighted Average Nominal Interest Rate	Year-End Balance		Weighted Average Nominal Interest Rate	Year-End Balance		Weighted Average Nominal Interest Rate
	(in millions of Ch$, except rate data)

IFRS:
Payables from repurchase agreements and security lending	Ch$	355,183	6.31%	Ch$	420,658	6.13%	Ch$	308,028	3.48%
Borrowings from domestic financial institutions		73,948	4.40		2,598	0.08		3,878	3.73
Foreign borrowings		782,868	4.15		1,495,644	2.76		1,209,144	1.32
Other obligations		58,171	0.00		48,000	0.00		129,740	0.00

Total short-term borrowings	Ch$	1,270,170	5.00%	Ch$	1,966,900	3.41%	Ch$	1,650,790	1.62%

The following table shows the average balance and the weighted average nominal rate for each short-term borrowing category as of January 1, 2008 and during the periods indicated:

	As of January 1,			For the year ended December 31,
	2008			2008			2009
	Average Balance		Weighted Average Nominal Interest Rate	Average Balance		Weighted Average Nominal Interest Rate	Average Balance		Weighted Average Nominal Interest Rate
	(in millions of Ch$, except rate data)

IFRS:
Payables from repurchase agreements and security lending	Ch$	313,031	5.93%	Ch$	439,345	6.48%	Ch$	275,058	2.31%
Central Bank borrowings		649	1.38		432	1.91		53,548	0.85
Borrowings from domestic financial institutions		225,834	1.77		267,075	0.54		54,446	0.09

Sub-total	Ch$	539,514	4.19%	Ch$	706,852	4.23%	Ch$	383,052	1.79%
Foreign borrowings		625,442	0.74		1,157,045	0.25		1,090,925	0.18

Total short-term borrowings	Ch$	1,164,956	2.34%	Ch$	1,863,897	1.76%	Ch$	1,473,977	0.60%

The following table presents the maximum month-end balances of our principal sources of short-term borrowings during the periods indicated:

	Maximum 2008 month-end balance		Maximum 2009 month-end balance
	(in millions of Ch$)

IFRS:
Investments sold under agreements to repurchase	Ch$	661,858	Ch$	381,522
Central Bank borrowings		682		237,243
Borrowings from domestic financial institutions		168,206		145,697
Foreign borrowings	Ch$	1,585,313	Ch$	1,209,144

Item 4A.	Unresolved Staff Comments

None.

Item 5.	Operating and Financial Review and Prospects

OPERATING RESULTS

Introduction

The following discussion should be read together with our audited consolidated financial statements and the section titled “Item 4. Information on the Company—Selected Statistical Information.” Certain amounts (including percentage amounts) that appear in this annual report may not total due to rounding.

We prepare our audited consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Until December 31, 2008, the Bank’s audited consolidated financial statements were prepared in accordance with Chilean GAAP. The audited consolidated financial statements for 2008 presented in this annual report, previously presented in accordance with Chilean GAAP, were adjusted to comply with IFRS, as required by IFRS 1 —First Time Adoption of International Financial Reporting Standards— only for comparative purposes. Reconciliations and description of the transition to IFRS, and the effects on the Bank’s equity and net income are presented in Note 5 to our audited consolidated financial statements.

Overview

We are a leading bank within the Chilean financial system, providing a broad range of financial products and services to individual and corporate customers who are primarily located in Chile. Accordingly, our financial condition and results of operations are largely dependent upon economic and political factors affecting Chile, as well as changes in interest rates and inflation. We also face a number of other risks, such as increasing competition and changing market conditions that could impact our ability to achieve our goals. See “Item 4. Information on the Company—Selected Statistical Information” for a more detailed description of risk characteristics associated with each type of loan in our loan portfolio and “Item 3. Key Information—Risk Factors” for a more detailed description of the specific risks that we believe to be material to our business operations.

After a period of accelerated growth between 1985 and 1997, when Chile’s gross domestic product grew at an average annual rate of 7.2%, Chile’s economic growth slowed to an average rate of 3.6% between 2000 and 2009. In 2009, Chile’s GDP shrank by 1.5%, following an increase of 3.2% in 2008. The reduction in Chile’s GDP during 2009 is in line with the world economy’s contraction that led to decreases in the levels of consumption and investment, as well as an increase in unemployment indicators. However, Chile has maintained a relatively stable financial condition as a result of earlier accumulation of international reserves and fiscal restraint.

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

Inflation

Historically, Chile has experienced high levels of inflation that have significantly affected our financial condition and results of operations. Although inflation remained relatively low during much of the past decade, price level changes were relatively high during 2008 (7.1%), primarily as a result of the sharp increase in international oil and food prices. However, throughout 2009, we experienced deflation at a rate of 1.4% as a consequence of the global financial crisis, which affected important Chilean economic indicators, such as exports, employment, consumption and investment, thereby reducing purchasing power and leading to a weaker aggregate demand. However, in early 2010 and consistently with the recovery trend shown by the Chilean economy during the last quarter of 2009, inflation started to return to normal levels.

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

UF-denominated Assets and Liabilities. The UF is revalued in monthly cycles. On each day in the period beginning the tenth day of the current month through the ninth day of the next month, the nominal peso value of the UF is indexed up (or down in the event of deflation) in order to reflect each day a pro rata amount of the prior calendar month’s change in the Consumer Price Index. One UF was equal to Ch$21,452.57 at December 31, 2008 and Ch$20,942.88 (U.S.$41.35) at December 31, 2009. The effect of any changes in the nominal peso value of our UF-denominated assets and liabilities is reflected in our results of operations as an increase (or decrease, in the event of deflation) in interest revenue and expense. Our net interest income will be positively affected by inflation (and negatively affected by deflation) to the extent that our average UF-denominated assets exceed our average UF-denominated liabilities, while net interest income will be negatively affected by inflation (and positively affected by deflation) when average UF-denominated liabilities exceed average UF-denominated assets. Our average UF-denominated assets exceeded our average UF-denominated liabilities by Ch$2,162,452 million during the year ended December 31, 2008 and Ch$2,239,687 million (U.S.$ 4,422.50 million) during the year ended December 31, 2009. These figures exclude capital, reserves and derivatives. See “Item 4. Information on the Company—Selected Statistical Information.”

Peso-denominated Assets and Liabilities. Interest rates in Chile tend to reflect the rate of inflation during the relevant period and expectations regarding future inflation. The sensitivity of our peso-denominated interest earning assets and interest bearing liabilities to the inflation rate varies. See “—Interest Rates.” We maintain a substantial amount of non-interest bearing, peso-denominated current accounts and other demand deposits. The ratio of such deposits to average interest bearing peso-denominated liabilities was 51% during 2008 and 62% during 2009. Because a large part of such deposits are not indexed to inflation, even a slight decline in the rate of inflation may adversely affect our net interest margin on assets funded with such deposits and even a slight increase in the rate of inflation may increase the net interest margin on such assets. See “Item 4. Information on the Company—Selected Statistical Information—Interest Earning Assets and Net Interest Margin.”

Interest Rates

Interest rates earned and paid on our assets and liabilities reflect in part inflation and expectations regarding future inflation, shifts in short-term interest rates related to the Central Bank’s monetary policies and movements in long-term real rates. The Central Bank manages short-term interest rates based on its objectives of balancing low inflation and economic growth. Accordingly, due to the high inflation experienced during 2008, the Central Bank increased its reference interest rate five times during that year, resulting in a final monetary policy interest rate of 8.25% at the end of 2008. On the other hand, the sharp decrease in economic activity during 2009 led the Central Bank to reduce the monetary policy interest rate to a historical low of 0.5% in order to ensure suitable liquidity levels to enhance aggregate demand.

Since our liabilities generally re-price faster than our assets, changes in the rate of inflation or short-term interest rates are reflected in the interest rates we pay on our liabilities before they are reflected in the interest rates we earn on our assets. Accordingly, our net interest margin on assets and liabilities is usually adversely affected in the short-term by increases in inflation or short-term interest rates and benefits in the short-term from decreases in inflation or short-term interest rates, although the existence of non-interest bearing peso-denominated demand deposits tends to mitigate both effects. See “—Inflation—Peso-denominated Assets and Liabilities.” In addition, because our peso-denominated liabilities have relatively short re-pricing periods, those liabilities generally are more sensitive to changes in inflation or short-term interest rates than our UF-denominated liabilities. As a result, during periods when current inflation exceeds the previous month’s inflation, customers often switch funds from peso-denominated deposits to more expensive UF-denominated deposits, thereby adversely affecting our net interest margin.

The average annual short-term nominal interest rates, based on the rate paid by Chilean financial institutions for 90 to 360-day Chilean peso denominated deposits, were 5.38% in 2008 and 2.19% in 2009. The average annual long-term nominal interest rates, based on the interest rate of the Central Bank’s five-year duration Chilean peso denominated bonds, were 6.89% in 2008 and 4.55% in 2009.

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

Critical Accounting Policies

We prepare our audited consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The notes to our audited consolidated financial statements, which are included in this annual report, contain a summary of our significant accounting policies.

The preparation of financial statements under IFRS requires management to make certain estimates and assumptions, as some of the amounts reported in the financial statements are related to matters that are inherently uncertain. These estimates could change from period to period, which may have a material impact on our financial condition or results of operations. Actual results may differ if conditions or underlying circumstances were to change.

The following discussion describes those areas that require considerable management judgment or involve a higher degree of complexity in the application of the accounting policies that currently affect our financial situation and results of operations.

Allowances for loan losses

Determining accounting estimates and judgments related to the impairment of loans and provision for off-balance sheet positions is a critical process for the Bank because the underlying assumptions used for both the individually and collectively assessed impairment can change from period to period and may significantly affect the Bank’s results of operations.

As part of this process, the Bank first assesses whether objective evidence of impairment exists for loans that are individually significant. The decision as to whether loans are individually significant or not is based on fixed criteria specified by management. The determination of these criteria involves management judgment and is regularly reviewed for adequacy. After this assessment, the Bank assesses collectively for loans that are not individually significant and loans which are significant but for which there is no objective evidence of impairment under the individual assessment.

The determination of the impairment allowance required for loans that are deemed to be individually significant often requires the use of considerable management judgment concerning such matters as economic conditions, the financial performance of the customer and the value of collateral, for which there may not be a readily accessible market. To allow management to determine whether a loss event has occurred on an individual basis, all significant counterparty relationships are reviewed periodically. This evaluation considers current information and events related to the counterparty, such as whether the counterparty is experiencing significant financial difficulty or a breach of contract, for example, default or delinquency in interest or principal payments.

From the information gathered in the process described above, the Bank estimates the future cash flows expected to flow to the entity considering the losses already incurred. The actual amount and timing of future cash flows may differ from the estimates used by management and consequently may cause actual losses to differ from the reported allowances. The Bank utilizes backtesting techniques in order to optimize its models and minimize such adjustments.

The collective impairment allowance is calculated on a portfolio basis using statistical models which incorporate various estimates and judgments. In order to constantly monitor and increase the quality of such estimations of future cash flows, the Bank performs a regular review of the models and underlying data and assumptions. Among other factors, the probability of defaults and loss recovery rates are taken into account during this review. The collective impairment allowance has two components.

The first component is an allowance amount representing the incurred losses on the portfolio of smaller balance homogeneous loans, which are loans to individuals and small business customers of the retail business segment. The loans are grouped according to similar credit risk characteristics and the allowance for each group is determined using statistical models based on historical experience.

The second component represents an estimate of incurred losses inherent in the group of loans that have not yet been individually identified as impaired or measured as part of the smaller-balance homogeneous loans. The Bank uses historical loss experience in these estimations. This historical loss experience is adjusted on the basis of actual observable data to reflect the effects of current conditions that did not affect the period on which the historical loss experience is based and to remove the effects of conditions in the historical period that do not exist currently. Estimates of changes in future cash flows reflect, and are directionally consistent with, changes in related observable data from period to period (e.g., changes in unemployment rates, property prices, payment status or other factors that are indicative of incurred losses in the group and their magnitude).

For a further description of our policy regarding allowances for loan losses, see note 2(l) to our audited consolidated financial statements.

Impairment of other financial instruments

Equity method investments and financial assets classified as available for sale are evaluated for impairment throughout the year and at each reporting date in order to assess whether events or changes in circumstances indicate that these assets are impaired. If there is objective evidence of an impairment of an associate, an impairment test is performed by comparing the investments’ recoverable amount, which is the higher of its value in use and fair value less costs to sell, with its carrying amount.

In the case of equity investments classified as available for sale, objective evidence of impairment would include a significant or prolonged decline in fair value of the investment below cost. It could also include specific conditions in an industry or geographical area or specific information regarding the financial condition of the company, such as a credit rating downgrade. In the case of debt securities classified as available for sale, impairment is assessed based on the same criteria as for loans.

If information becomes available after the Bank makes its evaluation, the Bank may be required to recognize impairment in the future. Because the estimate for impairment could change from period to period based upon future events that may or may not occur, the Bank considers this to be a critical accounting estimate.

Fair value estimates for financial assets and liabilities

International Accounting Standard (“IAS”) 39.9 defines “fair value” as the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction. The Bank uses valuation techniques to establish the fair value of instruments in cases where prices quoted in active markets are not available. The chosen valuation technique makes maximum use of observable market data, relies as little as possible on estimates performed by the Bank, incorporates factors that market participants would consider in setting a price and is consistent with accepted methodologies for pricing financial instruments. Where possible, parameter inputs used in valuation techniques are based on observable data derived from prices of relevant instruments traded in an active market.

Inputs used in valuation techniques reasonably represent market expectations and include risk and return factors that are inherent to the financial instrument. Periodically, the Bank calibrates the valuation technique and tests it for validity using prices from observable current market transactions over the same instrument or based on any available observable market data.

In reaching estimates of fair value, management judgment is required. The level of management judgment required in establishing fair value of financial instruments for which there is a quoted price in an active market is minimal. Similarly, there is little subjectivity or judgment required for instruments valued using valuation models that are standard across the industry and where all parameter inputs are quoted in active markets. The level of subjectivity and, therefore, the degree of management judgment required is more significant for those instruments valued using specialized models and those where some or all of the parameter inputs are not observable. In the Bank’s fair value hierarchy these financial instruments are classified as level 3. As of December 31, 2009 this category mainly included financial assets available-for-sale with fixed income (other instruments issued in Chile and instruments issued by foreign institutions). These instruments are valued based on quoted prices for similar instruments, which require adjustments or significant unobservable assumptions to reflect the differences between such similar instruments and the ones valued. For a further description of the Bank’s internal fair value classification, see note 43 to our audited consolidated financial statements.

Management judgment is required in the selection and application of appropriate parameters, assumptions and modeling techniques. In cases where different valuation techniques indicate a range of possible fair values for an instrument, management must determine what point within the range of estimates best represents fair value. Furthermore, some valuation adjustments may require the exercise of management judgment to ensure fair value is reached.

Revenue recognition

Interest revenue and expenses are recognized in the income statement using the effective interest rate method set forth in IAS 39. To calculate the effective interest rate, the Bank estimates future cash flows by taking into account all contractual conditions of the financial instrument, excluding future credit losses. The estimation of such future cash flows requires management judgment to some degree. In addition, the analysis of contractual conditions and other components (such as transaction costs) for purposes of determining the effective interest rate involves making estimates of possibly incurred but not recognized credit losses. See “Allowances for loan losses” in the paragraph above.

Income and expenses from fees and commissions are recognized in the consolidated income using different criteria based on the nature of the income or expense in accordance with IAS 18 and IAS 39. Fees earned from transactions or services provided over a longer period of time are recognized over the life of the transactions or services. The revenue recognition of fees from such transactions requires management judgment to some degree. Due to the Bank’s nature of business from which it derives fees and commissions (e.g., asset management, custody of assets), the required degree of estimation is small.

Deferred tax assets

Deferred tax is recognized, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amount in the financial statements. Deferred income tax assets are recognized to the extent that it is probable that future taxable profits will be available against which the temporary differences can be recognized. This assessment requires significant management judgments and assumptions. In order to estimate the recoverability of deferred tax assets, the Bank considers historical tax capacity and profitability information, as well as forecasted operating results and other relevant considerations.

Legal and regulatory contingencies and tax risks

Legal claims, regulatory proceedings and income tax provisions for uncertain tax positions may occur. The use of estimates is important in determining provisions for potential losses that may arise from such events. The Bank estimates and provides for potential losses that may arise from litigation, regulatory proceedings and uncertain income tax positions to the extent that such losses are probable and can be estimated, in accordance with IAS 37 (“Provisions, Contingent Liabilities and Contingent Assets”) and IAS 12 (“Income Taxes”). Significant judgment is required in making these estimates and the Bank’s actual liabilities may ultimately be materially different. Contingencies in respect of legal matters are subject to many uncertainties and the outcome of individual matters is not predictable with assurance.

The Bank’s total liability with respect to litigation, arbitration and regulatory proceedings is determined on a case-by-case basis and represents an estimate of probable losses after considering, among other factors, the progress of each case, the Bank’s experience and the experience of others in similar cases, and the opinions and views of legal counsel. Predicting the outcome of the Bank’s litigation matters is inherently difficult, particularly in cases in which claimants seek substantial or indeterminate damages.

Results of Operations for the Years Ended December 31, 2008 and 2009

The following section discusses the results of operations for the years ended December 31, 2008 and 2009. To the extent that it is available and is useful in analyzing our results, we have included information broken down by the business segments we use in internal reporting. We also present our results on a consolidated basis.

Net Income

The following table sets forth the principal components of our net income, as detailed in our audited consolidated financial statements for the years ended December 31, 2008 and 2009:

	Year Ended December 31,				% Increase (Decrease)
	2008		2009		2008/2009
	(in millions of Ch$, except percentages)

IFRS:
Net interest income	Ch$	766,269	Ch$	668,379	(12.8%)
Net fees and commissions income		235,189		251,216	6.8
Other income (loss), net		62,761		105,010	67.3
Provisions for loan losses		(149,374)		(241,345)	61.6
Operating expenses		(556,501)		(481,965)	(13.4)
Income attributable to associates		3,564		840	(76.4)

Income before income taxes		361,908		302,135	(16.5)
Income taxes		(35,313)		(40,389)	14.4

Net income on continued operations, net of taxes		326,595		261,746	(19.9)
Net income on discontinued operations, net of taxes		38,459		—	(100.0)

Net income	Ch$	365,054	Ch$	261,746	(28.3%)

2008 and 2009. The 28.3% decrease in net income in 2009 as compared to 2008 reflects the pressure that the global financial crisis exerted on the Chilean economy and the local banking system. The decrease in our net income is primarily attributable to (i) a 61.6% increase in provisions for loan losses, mainly as a result of the higher credit risk due to the economic downturn and the deterioration of the risk profile of certain economic sectors, such as the Chilean salmon industry, which faced productive difficulties related to the ISA virus, and (ii) a 12.8% decrease in net interest income as a result of a deflationary period that negatively impacted the contribution from our interest earning assets denominated in UF.

These negative factors were partially offset by a 6.8% increase in fees and commissions income as a result of a positive trend in the stock markets towards the end of 2009 that increased the number of transactions and volumes managed by our mutual funds and securities brokerage subsidiaries, as well as the fees and commissions income arising from traditional banking activity due to the development of the new product “over-draft credit line.” This new product allowed us to soften the impact of a new regulation imposed by the Chilean Superintendency of Banks that restricts the ability of banks to charge certain overdraft fees and which negatively affected the income arising from fees and commissions. In addition, our operating expenses significantly decreased by 13.4% in 2009, whereas other income (loss), net increased by 67.3%, primarily as a result of a net gain in foreign exchange transactions that more than offset the net financial operating loss.

Net Interest Income

The tables included under the headings “—Interest Revenue” and “—Interest Expense” set forth information regarding our consolidated interest revenue and expenses and average interest earning assets and average interest bearing liabilities for the years ended December 31, 2008 and 2009. This information is derived from the tables included elsewhere in this annual report under “Item 4. Information on the Company—Selected Statistical Information” and is qualified in its entirety by reference to such information.

	Year Ended December 31,				% Increase (Decrease)
	2008		2009		2008/2009
	(in millions of Ch$, except percentages)

IFRS:
Interest revenue	Ch$	1,659,350	Ch$	900,407	(45.7%)
Interest expense		(893,081)		(232,028)	(74.0)

Net interest income	Ch$	766,269	Ch$	668,379	(12.8%)

Net interest margin(1)		5.11%		4.32%	—

(1)	Net interest income divided by average interest earning assets. The average balances for interest earning assets, including interest readjustments, have been calculated on the basis of our daily balances and on the basis of monthly balances for our subsidiaries

2008 and 2009. Net interest income decreased by 12.8% from 2008 to 2009, primarily as a result of the decrease in our net interest margin as a result of lower economic activity, which more than offset the 3.0% increase in our average interest earning assets. The decrease in net interest margin was largely a result of the following:

•

a deflationary period experienced throughout 2009. The UF experienced a 2.4% drop during 2009 as compared to a 9.3% rise in 2008. As a result, we earned less interest revenue from our interest-earning assets denominated in UF and funded by interest-bearing liabilities denominated in Chilean pesos.

•

nominal interest rates that reached historical lows. Throughout 2009, the monetary policy interest rate averaged 1.7%, well below the average 7.1% in 2008. Accordingly, we obtained a lower contribution from non-interest bearing liabilities, such as demand deposits.

The above-mentioned factors were partially offset by higher average lending spreads and a more favorable funding structure as a result of a 23.6% annual increase experienced by current account and demand deposit volumes, which allowed us to obtain higher margins.

Interest Revenue

The following table sets forth information regarding our interest revenue and average interest earning assets for the years ended December 31, 2008 and 2009:

	Year Ended December 31,				% Increase (Decrease)
	2008		2009		2008/2009
	(in millions of Ch$, except percentages)

IFRS:
Interest revenue	Ch$	1,659,350	Ch$	900,407	(45.7%)
Average interest earning assets:
Commercial loans		8,606,424		8,538,745	(0.8)
Residential Mortgage Loans		2,167,810		2,359,746	8.9
Consumer Loans		1,848,520		1,872,098	1.3

Total Loans		12,622,754		12,770,589	1.2
Cash and due from banks		792,521		814,463	2.8
Repurchase agreement		52,086		42,755	(17.9)
Financial investments		1,379,863		1,628,270	18.0
Loans and Advance to Banks		158,643		204,703	29.0

Total	Ch$	15,005,867	Ch$	15,460,780	3.0%

Average rates earned on total interest earning assets(1):
Average nominal rates		11.35%		5.83%	—
Average real rates		7.47		4.56	—

(1)	See “Item 4. Information on the Company—Selected Statistical Information—Average Balance Sheets, Interest Earned on Interest Earning Assets and Interest Paid on Interest Bearing Liabilities.”

2008 and 2009. Interest revenue decreased by 45.7% from 2008 to 2009, primarily as a result of deflation during 2009, which caused the UF to decrease in value by 2.4%, and as a consequence of the low nominal interest rates recorded during 2009 as the Central Bank reduced the monetary policy interest rate to 0.5% towards the end of 2009 in order to foster higher household spending and investment. In addition, despite an 18.0% increase in our financial investments, our total interest-earning assets grew by only 3.0% in 2009, principally due to the lower growth rate of our total loans, which increased by only 1.2% in 2009. These positive effects were more than offset by the interest and inflation rate impacts described above.

Interest Expense

The following table sets forth information regarding our interest expense and average interest bearing liabilities for the years ended December 31, 2008 and 2009:

	Year Ended December 31,				% Increase (Decrease)
	2008		2009		2008/2009
	(in millions of Ch$, except percentages)

IFRS:
Interest expense	Ch$	893,081	Ch$	232,028	(74.0%)

Average interest-bearing liabilities:
Saving accounts and time deposits(1)		7,594,363		7,568,317	(0.3)
Securities under agreements to repurchase		439,345		275,058	(37.4)
Borrowings from financial institutions		1,223,693		1,197,151	(2.2)
Debt issued		1,730,996		1,713,629	(1.0)
Other financial obligations		95,202		101,999	7.1

Total	Ch$	11,083,599	Ch$	10,856,154	(2.1%)

Average rates paid on total interest bearing liabilities(2):
Average nominal rates		8.06%		2.14%	—
Average real rates		6.44%		(1.12%)	—
Average (Chilean peso-denominated) non-interest bearing current account and demand deposits		2,703,027		3,133,304	15.9%

(1)	Includes interest-earning demand deposits.
(2)	See “Item 4. Information on the Company—Selected Statistical Information—Average Balance Sheets, Interest Earned on Interest Earning Assets and Interest Paid on Interest Bearing Liabilities.”

2008 and 2009. Interest expense decreased by 74.0% from 2008 to 2009. This significant decrease was mainly due to the deflation observed during 2009, as well as the sharp decrease in nominal interest rates in 2009. To a lesser extent, the decrease in interest expense was a consequence of an improved funding structure, which resulted from the increase of non-interest bearing liabilities, especially current accounts and demand deposits, which jointly increased by 23.6% in 2009. In addition, average interest-bearing liabilities decreased 2.1% in 2009. The change in our funding structure was due to low nominal interest rates and deflation experienced during 2009, which led investors to prefer non-interest bearing instruments, such as current accounts, rather than interest-bearing instruments, such as savings accounts.

Net Fees and Commissions Income

The following table sets forth certain components of our fees and commissions (net of fees paid to third parties that provide support for those services, principally fees relating to credit pre-evaluation services and receipts and collection services provided to us) for the years ended December 31, 2008 and 2009.

	Year Ended December 31,				% Increase (Decrease)
	2008		2009		2008/2009
	(in millions of Ch$, except percentages)

IFRS:
Insurance	Ch$	46,668	Ch$	46,146	(1.1%)
Mutual funds		41,467		45,246	9.1
Current accounts and overdrafts		34,433		22,184	(35.6)
Credit cards		22,170		24,472	10.4
Sight accounts and ATMs		20,502		21,087	2.9
Collection of over-due loans		15,046		16,628	10.5
Cash management services		13,664		13,665	—
Stock brokerage		8,838		12,572	42.2
Letters of credit, guarantees, collateral and other contingent loans		8,209		11,748	43.1
Credit lines		8,132		18,534	127.9
Financial advisory services		6,773		7,860	16.0
Foreign trade and currency exchange		4,310		5,073	17.7
Custody and trust services		5,221		4,417	(15.4)
Factoring		1,695		2,597	53.2
Collection services		1,553		1,622	4.4
Credits		805		1,315	63.4
Teller services expenses		(5,268)		(2,548)	(51.6)
Credit pre-evaluation services		(620)		(484)	(21.9)
Other		1,591		(918)	(157.7)

Total	Ch$	235,189	Ch$	251,216	6.8%

2008 and 2009. Net fees and commissions income increased by 6.8% from 2008 to 2009. This increase is principally due to the following:

•

an excellent performance of some of our subsidiaries during 2009. Banchile Securities Brokerage benefited from higher trading volumes in the stock market throughout the second semester of 2009, which allowed it to increase its fees and commissions income by 42.2% as compared to 2008. Similarly, our mutual funds subsidiary, Banchile Administradora General de Fondos, increased its fees and commissions by 9.1% in 2009 as compared to 2008, due to a 31% annual increase in average volume of assets under management as a result of low nominal interest rates that discouraged investors to take positions in fixed-income securities, as well as the creation of new mutual funds to meet investors’ needs. These trends were also observed to a lesser extent in fees and commission income from our financial advisory (which increased 16.0% in 2009), factoring (which increased 53.2% in 2009) and collection services (which increased 4.4% in 2009) subsidiaries.

•

the development of new products and services. During 2009, the Bank created “the overdraft credit line agreement,” which primarily prompted a 127.9% annual increase in fees and commissions from credit lines, from Ch$8,132 million in 2008 to Ch$18,534 million in 2009.

•

a 17.7% increase in fees and commissions from foreign trade and currency exchange during a year marked by volatility in the foreign exchange markets, which led investors to take and defease positions in order to reduce their exposure to market risks.

Other Income (Loss), Net

Other income (loss), net, consists of net gains and losses from financial operating income, net gains and losses from foreign exchange transactions and other operating income. Financial operating income results include gains and losses realized on the sale of securities, gains and losses from the mark-to-market of securities and interest rate and currency derivatives at the end of the period. Net gains and losses from foreign exchange transactions include gains and losses realized upon the sale of foreign currency and foreign exchange derivatives and gains and losses arising from the period-end translation of foreign currency denominated assets and liabilities into pesos. Foreign exchange results also include net adjustments on U.S. dollar-indexed domestic currency transactions, or the exchange rate variation on foreign branches’ capital and reserves. Foreign exchange results include existing interest rate differences in currency derivatives.

The following table sets forth certain components of our other income (loss), net, in the years ended December 31, 2008 and 2009:

	Year Ended December 31,				% Increase (Decrease)
	2008		2009		2008/2009
	(in millions of Ch$, except percentages)

IFRS:
Net financial operating income
Interest accrued on trading securities	Ch$	49,011	Ch$	4,518	(90.8%)
Gains (losses) on sales and mark to market		(6,748)		32,758	—
Gains (losses) on derivatives contracts		340,856		(175,455)	—
Gains from sales of loans		1,717		—	(100.0)

Total net financial operating income		384,836		(138,179)	—

Foreign exchange transactions, net		(353,012)		220,999	—
Other operating income		30,937		22,190	(28.3)

Total	Ch$	62,761	Ch$	105,010	67.3%

2008 and 2009. Other income (loss), net, increased from 2008 to 2009 by 67.3%. Foreign exchange transactions increased mainly due to the depreciation of the Chilean peso, which improved our net results related to liabilities in U.S. dollars, from which this item passed from a net loss of Ch$353,012 million in 2008 to a net gain of Ch$220,999 in 2009. Total net financial operating income decreased significantly in 2009, mainly due to the drop in gains (losses) on derivative contracts. This decrease was due to a net asset position in U.S.$/Ch$ forward contracts in an environment of decreasing exchange rates during 2009 as compared to the devaluation experienced by the Chilean peso during 2008, especially in the second semester of that year. Other operating income amounted to Ch$22,190 million in 2009, which represents a 28.3% decrease as compared to 2008, primarily as a result of non-recurring income that approximately amounted to Ch$48,800 million in 2008 as a consequence of the sale of our foreign branches located in New York and Miami, as well as the sale of a portion of our stock in Visa Inc. held by the Bank.

Provisions for Loan Losses

The Bank is required to maintain allowances to cover possible credit losses in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. For statistical information with respect to our substandard loans and allowances for loan losses, see “Item 4. Information on the Company—Selected Statistical Information” and Note 14(b) to our audited consolidated financial information. According to regulations applicable to such periods, the amount of provisions charged to income in any period consists of net provisions for possible loan losses. See Note 14(b) to our audited consolidated financial statements.

The following table sets forth information with respect to our provisions and allowances for loan losses and charge-offs for each of the years ended December 31, 2008 and 2009:

	Year Ended December 31,				% Increase (Decrease)
	2008		2009		2008/2009
	(in millions of Ch$, except percentages)

IFRS:
Provisions:
Total provisions for loan losses	Ch$	149,374	Ch$	241,345	61.6%
Gross provisions for loan losses		189,022		268,224	41.9
Total loan loss recoveries		39,648		26,879	(32.2)
Charge-offs:
Total charge-offs		112,989		181,793	60.9
Net charge-offs		73,341		154,914	111.2
Other asset quality data:
Total loans	Ch$	13,685,572	Ch$	13,191,256	(3.6)
Consolidated risk index		1.64%		2.37%	—
Unconsolidated risk index		1.50%		2.33%	—
Allowances for loan losses		225,105		312,101	38.6
Allowances for loan losses as a percentage of total loans		1.64%		2.37%	—

2008 and 2009. Provisions for loan losses significantly increased by 61.6% from 2008 to 2009, mainly due to the global financial crisis that negatively impacted the risk profile of both individuals and companies. In addition, an important portion of this increase was due to the deteriorated risk profile of certain customers related to the Chilean salmon industry, which faced productive difficulties (ISA virus) that negatively impacted their results and ability to make payments. Furthermore, in 2009 we developed and implemented a new rating model for small and medium-sized companies that implied a one-time allowance, which amounted to approximately Ch$4,500 million.

Operating Expenses

The following table sets forth information regarding our operating expenses for the years ended December 31, 2008 and 2009:

	Year Ended December 31,				% Increase (Decrease)
	2008		2009		2008/2009
	(in millions of Ch$, except percentages)

IFRS:
Personnel expenses	Ch$	305,555	Ch$	256,782	(16.0%)
Administrative expenses:
Advertising		26,447		17,943	(32.2)
Building maintenance		22,450		21,611	(3.8)
Rentals and insurance		18,749		19,177	2.3
Office supplies		7,985		6,818	(14.6)
Other expenses		100,933		101,665	0.7

Total administrative expenses	Ch$	176,564	Ch$	167,214	(5.3%)
Depreciation and amortization		39,070		36,447	(6.7)
Other operating expenses		35,312		21,522	(39.1)

Total	Ch$	556,501	Ch$	481,965	(13.4%)

2008 and 2009. Our operating expenses significantly decreased by 13.4% from 2008 to 2009. This variation is in line with our long-term focus on cost control and efficiency. The key factors influencing the decrease in our operating expenses are:

•

a 5.9% annual reduction in personnel positions, as a result of higher efficiency and productivity due to synergies obtained as a consequence of our merger with Citibank Chile, and lower commercial activity registered throughout 2009 as a result of the global financial crisis;

•	lower administrative expenses along with specific cost-reduction projects carried out during 2009 that allowed us to reduce expenses related to supplies and technology; and

•

non-recurring expenses of approximately Ch$58,000 million in 2008 related to our merger with Citibank Chile and, to a lesser extent, bonuses paid as part of the negotiations related to collective bargaining agreements entered into by the Bank and its subsidiaries

Income Tax

The statutory corporate income tax rate in Chile was 17% in 2009 and 2008. We are also permitted under Law No. 19,396 to deduct dividend payments made to SAOS from our taxable income. Consequently, our effective tax rate is significantly lower than the statutory corporate income tax rate because of the deduction of such dividend payments from our taxable income. Additionally, but to a lesser extent, differences in the tax treatment for monetary correction, as well as provisions on individual loans and for charge-offs related to past-due loans have an impact on our effective tax rate. Finally, all real estate taxes paid on properties that are leased to customers are deductible from our taxable income.

2008 and 2009. In 2009, despite a lower net income before taxes as compared to 2008, we recorded a tax expense of Ch$40,389 million as compared to a tax expense of Ch$35,313 million in 2008. This increase was primarily attributable to a higher effective tax rate, which increased from 9.8% in 2008 to 13.4% in 2009, primarily due to the significant impact of price level restatement in 2008 that did not carry over into 2009. The Chilean Revenue Service allows a deduction from taxable net income of the effect of inflation on the Bank’s equity, which is not allowed in an environment of deflation.

Accordingly, despite the higher net income before tax attained by the Bank in 2008, the inflation registered in 2008 allowed us to significantly reduce the taxable net income in 2008, whereas, for taxation purposes, deflation had no effect on the Bank’s net income before tax in 2009. To a lesser extent, the higher effective tax rate in 2009 can be explained by a tax provision of Ch$3,052 million established by the Bank for potential tax payments to the Chilean Revenue Service arising from a review process carried out by the Chilean Revenue Service intended to determine the tax effects of write-offs related to secured loans granted by the Bank during 2007 and 2008.

Business Segments

For management purposes, we have organized our operations and commercial strategies into four business segments, which are defined in accordance with the type of products and services offered to target customers. These business segments are currently defined as follows:

Retail market: This segment is focused on individuals, as well as small and medium-sized companies whose annual sales do not exceed Ch$1,400 million. The segment’s value proposition is primarily focused on consumer loans, commercial loans, current accounts, credit cards, credit lines and mortgage loans.

Wholesale market: This segment is focused on corporate clients and large companies whose annual revenue exceed Ch$1,400 million. This segment offers products and services focused on commercial loans, current accounts, liquidity management services, debt instruments, foreign trade, derivative contracts and leases, as well as corporate finance transactions.

Treasury and money market operations: The revenue generated by this segment relates to the management of the Bank’s balance sheet and liquidity, as well as trading on account of the Bank.

Operations through subsidiaries: This segment corresponds to all companies controlled by the Bank whose results are obtained individually by the respective company. As of December 31, 2009, this business segment consisted of the following companies:

•	Banchile Trade Services Limited;

•	Banchile Administradora General de Fondos S.A.;

•	Banchile Asesoría Financiera S.A.;

•	Banchile Corredores de Seguros Ltda.;

•	Banchile Factoring S.A.;

•	Banchile Corredores de Bolsa S.A.;

•	Banchile Securitizadora S.A.;

•	Socofin S.A.; and

•	Promarket S.A.

For internal reporting purposes, we utilize an additional segment, namely “other,” in order to reflect the effects of non-recurring income and expense items that cannot be suitably allocated to any of the previously mentioned segments. Accordingly, during 2008 the expenses related to our merger with Citibank Chile were mostly allocated to this segment’s results.

The accounting policies described in the summary of accounting principles in “—Critical Accounting Policies” apply to all business segments. Matters such as the evaluation of segment performance and decision-making processes regarding goals and allocation of resources for each segment, are based on a cost-benefit analysis and are aligned with the Bank’s strategic goals.

In order to measure the segments’ financial performance, we use a business segment-based profitability system, which allows us to obtain information for every business segment relative to income, balances, revenues and expenses, among other indicators. This system has been internally developed in order to serve our specific requirements and is continuously improved upon. In addition, business segment information is subject to general internal auditing procedures to ensure its integrity within management decision-making.

The financial information used to measure the performance of the Bank’s business segments is not necessarily comparable with similar information from other financial institutions because it is based on our internal reporting policies. The accounting policies used to prepare the Bank’s operating segment information are similar to those described in Note 2 to our audited consolidated financial statement, “Summary of Significant Accounting Principles,” except as noted below:

•

The net interest margin of loans and deposits is measured on an individual transaction and individual client basis, stemming from the difference between the effective customer rate and the Bank’s related fund transfer price in terms of maturity, re-pricing and currency.

•	The results associated with gap management (interest rate mismatches) are fully allocated to our treasury segment.

•	The internal performance profitability system considers capital allocation in each segment in accordance with Basel guidelines.

•

In addition to direct costs (consisting mainly of labor and administrative expenses of the business segments), the Bank allocates all of its direct and indirect operating costs of back office and support units to each business segment by utilizing the most relevant business driver to assign such costs to the specific segment.

•

The Bank applies Chilean GAAP when measuring and recording its allowances for loan losses, assets received in lieu of payments, minimum dividend allowances and other minor items for internal reporting purposes. These accounting principles significantly differ in certain respects from IFRS. A further description on these differences is presented below under “Summary of differences between internal reporting policies and IFRS.”

Net Income by Business Segment

The following table sets forth net income before tax expenses by business segment in accordance with our internal reporting policies for each of the years ended December 31, 2008 and 2009.

	Year Ended December 31,				% Increase (Decrease)
	2008		2009		2008/2009
	(in millions of Ch$, except percentages)
BANK’S INTERNAL REPORTING POLICIES:
Retail banking	Ch$	137,538	Ch$	83,624	(39.2%)
Wholesale banking		142,206		54,505	(61.7%)
Treasury and money market operations		66,795		106,937	60.1%
Subsidiaries		38,770		52,418	35.2%
Other		(6,164)		—	(100.0%)

Net income	Ch$	379,145	Ch$	297,484	(21.5%)

Retail Banking. 2008 and 2009. The 39.2% decrease in the retail banking business segment’s net income in 2009 was primarily attributable to a 36.6% increase in provisions for loan losses, from Ch$114,223 million in 2008 to Ch$156,013 million in 2009. This increase was fueled by the global financial crisis, which led to a deterioration of customer risk profiles and created a situation in which provisions for loan losses increased to offset potential credit quality problems. A 3.9% decrease in net operating income also contributed to the overall decrease.

Wholesale Banking. 2008 and 2009. The 61.7% decrease in the wholesale business segment’s net income in 2009 was mainly attributable to (i) a 68.1% increase in provisions for loan losses to Ch$66,016 million in 2009, due to a deterioration of certain corporate customer risk profiles, (ii) a lower contribution from demand deposits prompted by the lower interest rates registered in 2009 as compared to 2008, (iii) a 10.6% reduction in total loans mainly due to deteriorated economic conditions that prompted large companies to postpone investment projects, and (iv) a lower yield of the capital allocated to the wholesale business segment, primarily as a result of the lower inflation rate observed during 2009 as compared to 2008.

Treasury and Money Market Operations. 2008 and 2009. The treasury and money market operations business segment’s net income (before taxes) increased significantly to Ch$106,936 million in 2009 from Ch$66,791 million in 2008, representing a 60.1% increase. This increase was primarily a result of the higher performance of interest rate positions (maturity mismatch) and the net gains from our trading and available-for-sale portfolios.

Operations through Subsidiaries. 2008 and 2009. The 35.2% increase in net income from our subsidiaries in 2009 compared to 2008 was primarily attributable to (i) the 11.9% net income increase of our Securities Brokerage subsidiary, as a consequence of greater revenues from fixed-income securities trading and stock trading fees, (ii) an increase of 12.3% in the results of Banchile Administradora General de Fondos generated by a 31% increase in the average assets under management and (iii) a 17.1% increase in net earnings of our Financial Advisory subsidiary, related to a higher activity in bond and equity advisory business.

Summary of differences between internal reporting policies and IFRS

We prepare our business segments’ financial information in accordance with our internal reporting policies, which differ in certain significant aspects from IFRS. The following table sets forth net income and equity for the years ended December 31, 2008 and 2009 in accordance with our internal reporting policies and under IFRS:

	As of January 1,		Year Ended December 31,
	2008		2008		2009
	(in millions of Ch$)
Net income before taxes (Internal Reporting Policies)	Ch$	—	Ch$	379,145	Ch$	297,484
Reconciliation to IFRS				(17,237)		4,651
Net income before taxes (IFRS)		—		361,908		302,135
Net income (Internal Reporting Policies)		—		347,439		257,887
Net income (IFRS)		—		365,054		261,746
Equity (Internal Reporting Policies)		1,051,393		1,321,753		1,392,748
Equity (IFRS)	Ch$	1,052,579	Ch$	1,505,318	Ch$	1,600,985

Some differences exist between our net income and equity as determined in accordance with our internal reporting policies, which are used for management reporting purposes, as presented in the segment information, and our net income and equity as determined under IFRS, as presented in our consolidated financial statements.

The most significant differences are as follows:

Under internal reporting policies, the merger of Banco de Chile and Citibank Chile was accounted for under the pooling-of-interest method, while under IFRS, and for external financial reporting purposes, the merger of the two banks was accounted for as a business combination in which the Bank is the acquirer as required by IFRS 3 “Business Combinations.” Under IFRS 3, the Bank recognized all acquired net assets at fair value as determined at the acquisition date, as well as the goodwill resulting from the purchase price consideration in excess of net assets recognized. As a result of these accounting policy differences, our net income under IFRS is Ch$6,450 lower than our internally reported net income in 2008 and 2009.

For internal reporting purposes, allowances for loan losses are calculated based on specific guidelines set by the Chilean Superintendency of Banks based on an expected losses approach. Under IFRS, IAS 39 “Financial instruments: Recognition and Measurement,” allowances for loan losses should be adequate to cover losses in the loan portfolio at the respective balance sheet dates based on an analysis of estimated future cash flows. According to internal reporting policies, the Bank records additional allowances related to expected losses not yet incurred, whereas under IFRS these expected losses must not be recognized. As a result of these accounting policy differences, our net income under IFRS is Ch$27,843 and Ch$5,298 million higher than our net income internally reported in 2008 and 2009, respectively.

For internal reporting purposes, assets received in lieu of payments are measured at historical cost or fair value, less cost to sell, if lower, on a portfolio basis and written-off if not sold after a certain period in accordance with specific guidelines set by the Chilean Superintendency of Banks. Under IFRS, these assets are deemed non-current assets held-for-sale and their accounting treatment is set by IFRS 5 “Non-current assets held for sale and Discontinued operations.” In accordance with IFRS 5 these assets are measured at historical cost or fair value, less cost to sell, if lower. Accordingly, under IFRS these assets are not written off unless impaired. As a result of this accounting policy difference, our net income under IFRS is Ch$4,188 million higher than our net income internally reported in 2008 and Ch$3,838 million higher in 2009.

Chilean companies are required to distribute 30% of their net income to shareholders unless a majority of shareholders approve the retention of profits. In accordance with internal reporting policies, the Bank records a minimum dividend allowance based on its distribution policy, which requires distribution of at least 70% of the period net income, as permitted by the Chilean Superintendency of Banks. During 2008 and 2009, the Bank recorded allowances of Ch$190,698 and Ch$180,519 million, respectively. Under IFRS, only the portion of dividends that is required to be distributed by Chilean Law must be recorded, i.e., 30% as required by Chilean Corporations Law. This accounting difference does not lead to differences in net income.

LIQUIDITY AND CAPITAL RESOURCES

Overview

A sound liquidity strategy must be focused on ensuring that funds are available to honor our financial commitments when they are due and also to take advantage of attractive business opportunities. To accomplish this, we monitor funding liquidity (i.e., the ability to raise funds when they are needed without incurring abnormal costs) and trading liquidity (i.e., the ability to easily defease debt and equity instruments held in our portfolios and/or offset price risk positions generated by derivative transactions).

Liquidity risk can be technically broken down into two types of risks: trading liquidity risk and funding liquidity risk. Trading liquidity risk deals with the inability to defease cash positions (bonds, loans, etc.) and/or offset price risks generated by derivatives transactions; Funding liquidity risk is related to the Bank’s inability to raise funds. Both risks can lead to potentially adverse scenarios that might make the bank unable to meet its payment obligations and/or potential payment obligations when they become due.

These two risks are jointly managed but by utilizing different tools, as detailed below.

Trading Liquidity Risk Management

Holding a stake of debt instruments with deep secondary markets ensures trading liquidity. Central bank and government instruments show these characteristics; short-term bank’s time deposits do as well. These kinds of instruments are held in our trading portfolio and comprise some portion of the Available-for-Sale (AFS) portfolio. In addition, mortgage bonds issued by banks resident in Chile and corporate bonds are also part of the AFS portfolio.

Even though mortgage and corporate bonds show much less trading liquidity than Central Bank and Government instruments, the former may be sold to the Central Bank under repurchase agreements. Government instruments and short-term bank time deposits are also eligible to be sold to the Central Bank under repurchase agreements.

Funding Liquidity Risk Management

Diversifying funding sources and avoiding a concentration of large fund providers or funding maturity dates are means to ensure funding liquidity. Diversification is ensured through the establishment of triggers that monitor concentrations of funding sources, of maturity, of currency, etc. The aggregation of significant fund providers by currency is monitored as a percentage of our current liabilities.

Concentration triggers by maturity date are also in place.

Cross-currency funding is also watched in order to avoid the inability of converting Chilean Pesos back into U.S. dollars due to an absence of trading liquidity in the Foreign Exchange market.

In particular, our funding strategy aims to satisfy our customers’ needs and to enhance our product base offering while maintaining a prudent product diversification profile, currencies and maturities. We are focused on broadening the current core and diversified funding obtained through the retail banking business. In addition, we are continuously issuing either senior or subordinated bonds in order to match both the liquidity and the interest rate risk generated by our long-term loans.

In addition to our own metrics in place to monitor liquidity, the Central Bank and the Chilean Superintendency of Banks have established regulations regarding liquidity, which include: minimum reserve requirements for deposits, minimum “technical” reserve requirements and maximum expected outflows for the following 30 and 90 days.

The Central Bank has established a minimum reserve of 9.0% for demand deposits and 3.6% for time deposits. The reserve requirement must be complied with separately by currency (Chilean Peso and foreign currencies).

In addition, we are subject to a “technical” reserve requirement applicable to all banks that operate in Chile. The daily balance of deposits payable on demand, net of clearing, may not exceed 2.5 times the amount of the bank’s Regulatory Capital. Deposits payable on demand include:

•	deposits in current accounts;

•	other demand deposits or obligations payable on demand and incurred in the ordinary course of business;

•	savings deposits that allow unconditional withdrawals that bear a stated maturity; and

•	other deposits unconditionally payable immediately.

Chilean regulations also require that the expected outflows within the following 30 days not exceed the amount of a bank’s Basic Capital and the expected outflows within the following 90 days not exceed twice the amount of a bank’s Basic Capital. Expected outflows may include behavioral assumptions. Measurements must be made by currency separately.

Mandatory metrics requested by the Chilean Superintendency of Banks and other metrics developed by the Bank utilizing internal models are daily prepared by independent units within the Corporate/Market Risk Management. These reports are daily submitted to the corresponding Treasury areas, which are in charge of overseeing and managing the liquidity of the Bank. The Country Asset Liability Committee (“ALCO”) also monitors these metrics on a monthly basis.

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

	Year Ended December 31,
	2008		2009
	(in millions of Ch$)

IFRS:
Net cash provided by operating activities	Ch$	514,504	Ch$	703,623

2008 and 2009. Cash provided by operating activities increased to Ch$703,623 million in 2009 from Ch$514,504 million in 2008, which represents a 36.8% increase. This increase is primarily the result of (i) the increase in current accounts and other demand deposits, and (ii) the decrease in loans to customers. This increase was partly offset by the decrease in our time deposits.

	Year Ended December 31,
	2008		2009
	(in millions of Ch$)

IFRS:
Net cash used in investing activities	Ch$	(613,264)	Ch$	(414,826)

2008 and 2009. Cash used in investing activities decreased by 32.4% to Ch$414,826 million in 2009 from Ch$613,264 million in 2008, primarily as a result of the lower annual increase of our available-for-sale portfolio, which totaled Ch$183,233 million in 2009 as compared to Ch$859,655 million in 2008.

	Year Ended December 31,
	2008		2009
	(in millions of Ch$)

IFRS:
Net cash provided by (used in) financing activities	Ch$	507,329	Ch$	(408,168)

2008 and 2009. During 2009, cash used in financing activities was Ch$408,168 as compared to Ch$507,329 provided by financing activities in 2008. The net outflow of cash during 2009 was primarily attributable to (i) a lower increase of long term foreign borrowings, (ii) a higher redemption of bonds and (iii) a decrease in the amount of bonds issued by the Bank in 2009 as compared to 2008.

Other Borrowings

Borrowings are described as short-term when they have original maturities of less than one year or are due on demand. All other borrowings are described as long-term, including the amounts due within one year on such borrowings.

	January 1, 2008						Year Ended December 31, 2008						Year Ended December 31, 2009
	Long-term		Short-term		Total		Long-term		Short-term		Total		Long-term		Short-term		Total
	(In millions of Ch$)

IFRS:
Borrowings from financial institutions:
Central Bank Credit lines for renegotiation of loans	Ch$	513	Ch$	—	Ch$	513	Ch$	307	Ch$	—	Ch$	307	Ch$	114	Ch$	—	Ch$	114

Other borrowings from the Central Bank		—		—				—		—		—		155,090		—		155,090
Borrowings from domestic financial institutions		—		73,948		73,948		—		2,598		2,598		—		3,878		3,878
Borrowings from foreign institutions		628,887		153,981		782,868		—		1,495,644		1,495,644		—		1,209,144		1,209,144
Debt issued:
Bonds		772,801		—		772,801		994,583		—		994,583		815,734		—		815,734
Subordinated bonds		446,395		—		446,395		555,576		—		555,576		506,683		—		506,683
Mortgage finance bonds		396,731		—		396,731		349,928		—		349,928		265,581		—		265,581
Other financial obligations		4,868		58,173		63,041		45,707		48,001		93,708		46,410		129,740		176,150

Total other interest bearing liabilities	Ch$	2,250,195	Ch$	286,102	Ch$	2,536,297	Ch$	1,946,101	Ch$	1,546,243	Ch$	3,492,344	Ch$	1,789,612	Ch$	1,342,762	Ch$	3,132,374

Central Bank borrowings

Central Bank borrowings include credit lines for the renegotiation of loans and other Central Bank borrowings. Credit lines were provided by the Central Bank for the renegotiation of mortgage loans due to the need to refinance debts as a result of the economic recession and crisis of the Chilean banking system from 1982 to 1985. The credit lines for the renegotiations of mortgage loans are linked to the UF index and carry an average real annual interest rate of 3.76% as of December 31, 2009. The maturities of the outstanding amounts are as follows:

	As of December 31, 2009
	(in millions of Ch$)
IFRS:
Due within 1 year	Ch$	155,204
Due after 1 year but within 2 years		—
Due after 2 years but within 3 years		—
Due after 3 years but within 4 years		—
Due after 4 years but within 5 years		—
Due after 5 years		—

Total long-term (Credit lines for renegotiation of loans)		155,204
Total short-term (Other Central Bank borrowings)		—

Total Central Bank borrowings	Ch$	155,204

Borrowings from domestic financial institutions

Borrowings from domestic financial institutions, which are used to fund our general activities, carried a weighted average annual real interest rate of 4.11% as of December 31, 2009 and had the following outstanding maturities as of December 31, 2009:

As of December 31, 2009
(in millions of Ch$)

IFRS:
Due within 1 year	Ch$	—
Due after 1 year but within 2 years		—
Due after 2 years but within 3 years		—
Due after 3 years but within 4 years		—
Due after 4 years but within 5 years		—
Due after 5 years		—

Total long-term
Total short-term		3,878	(1)

Total borrowings from domestic financial institutions	Ch$	3,878

(1)	Includes borrowings with maturities that were originally greater than one year but which as of December 31, 2009 had remaining maturities of less than one year.

Borrowings from foreign financial institutions

We have short-term and long-term borrowings from foreign banks. The outstanding maturities of these borrowings as of December 31, 2009 were as follows:

As of December 31, 2009
(in millions of Ch$)

IFRS:
Due within 1 year	Ch$	—
Due after 1 year but within 2 years		—
Due after 2 years but within 3 years		—
Due after 3 years but within 4 years		—
Due after 4 years but within 5 years		—
Due after 5 years		—

Total long-term		—
Total short-term		1,209,144

Total foreign borrowings	Ch$	1,209,144

Each of these loans is denominated in foreign currency and is principally used to fund our foreign trade loans and carried an average annual nominal interest rate of 1.30% as of December 31, 2009.

Bonds

Our bonds are linked to the UF Index and carried an average real annual interest rate of 3.46% as of December 31, 2009, with interest and principal payments due semi-annually. The bonds were originally intended to finance loans that had a maturity of greater than one year.

The maturities of outstanding bond amounts as of December 31, 2009 were as follows:

	As of December 31, 2009
	(in millions of Ch$)

IFRS:
Due within 1 year	Ch$	181,030
Due after 1 year but within 2 years		118,674
Due after 2 years but within 3 years		182,080
Due after 3 years but within 4 years		98,909
Due after 4 years but within 5 years		15,764
Due after 5 years		219,277

Total bonds	Ch$	815,734

Subordinated bonds

Our currently outstanding subordinated bonds are linked to the UF index with interest and principal payments due semi-annually. The discount on the issuance of the currently outstanding subordinated bonds is amortized over the life of the bond. As of December 31, 2009, the effective real interest rate was 4.45% taking into consideration the discount on issuance.

The bonds are intended to finance loans having a maturity greater than one year. As of December 31, 2009 the outstanding maturities of the bonds, which are considered long-term, were as follows:

	As of December 31, 2009
	(in millions of Ch$)

IFRS:
Due within 1 year	Ch$	149,621
Due after 1 year but within 2 years		28,172
Due after 2 years but within 3 years		28,172
Due after 3 years but within 4 years		20,332
Due after 4 years but within 5 years		21,306
Due after 5 years		259,080

Total subordinated bonds	Ch$	506,683

During 2009, Banco de Chile issued subordinated bonds with a 25-year maturity term. The subordinated bonds were issued in UF for an aggregate amount of Ch$21,137 million (historic pesos). These subordinated bonds accrue interest at an annual rate of 4.5%.

Subordinated bonds are considered in the calculation of “Regulatory Capital” for the purpose of determining our minimum capital requirements.

Mortgage finance bonds

Mortgage finance bonds are used to finance the granting of mortgage loans. The outstanding principal amounts of the bonds are amortized on a quarterly basis. The range of maturities of these bonds is between five and twenty years. The bonds are linked to the UF index and carried a weighted average annual interest rate of 4.19% as of December 31, 2009.

The maturities of outstanding mortgage finance bond amounts as of December 31, 2009 were as follows:

	As of December 31, 2009
	(in millions of Ch$)

IFRS:
Due within 1 year	Ch$	37,407
Due after 1 year but within 2 years		35,924
Due after 2 years but within 3 years		33,194
Due after 3 years but within 4 years		28,638
Due after 4 years but within 5 years		26,408
Due after 5 years		104,010

Total mortgage finance bonds	Ch$	265,581

Other financial obligations

	As of December 31,
	2008		2009
	(in millions of Ch$)

IFRS:
Other long-term obligations:
Obligations with Chilean Government	Ch$	45,708	Ch$	46,410

Total other long-term obligations		45,708		46,410
Other short-term obligations		48,000		129,740

Total other obligations	Ch$	93,708	Ch$	176,150

As of December 31, 2009, other financial obligations had the following maturities:

	As of December 31, 2009
	(in millions of Ch$)

IFRS:
Due within 1 year	Ch$	129,740
Due after 1 year but within 2 years		—
Due after 2 years but within 3 years		—
Due after 3 years but within 4 years		—
Due after 4 years but within 5 years		—
Due after 5 years		—

Total long-term		129,740
Total short-term		46,410

Total other obligations	Ch$	176,150

(1)	Includes borrowings with maturities that were originally greater than one year but which as of December 31, 2009 had remaining maturities of less than one year.

Asset and Liability Management

Our asset and liability management policy is to maximize net interest income, return on assets and average equity in light of interest rate, liquidity and foreign exchange risks, within the limits of Chilean banking regulations and our internal risk management policies. Subject to these constraints, we may from time to time take mismatched positions as to interest rates or, in certain limited circumstances, foreign currencies when justified, in our view, by market conditions and prospects, and subject to our asset and liability management policies. Our Board of Directors determines our asset and liability policies. See Note 45 to our audited consolidated financial statements.

Funding

The following table sets forth our average daily balance of liabilities for the years ended December 31, 2008 and 2009, in each case together with the related average nominal interest rates paid thereon:

	Year Ended December 31,
	2008				2009
	Average Balance		% of Total Liabilities	Average Nominal Rate	Average Balance		% of Total Liabilities	Average Nominal Rate
	(in millions of Ch$, except percentages)

IFRS:
Current accounts and demand deposits	Ch$	2,703,027	17.8%	—%	Ch$	3,133,304	19.9%	—%
Savings accounts and time deposits		7,594,363	49.9	8.03		7,568,317	48.1	2.23
Borrowings from financial institutions		1,223,693	8.0	0.35		1,197,151	7.6	0.21
Debt issued		1,730,996	11.4	13.07		1,713,629	10.9	1.88
Other financial obligations		95,202	0.6	25.16		101,999	0.6	21.69
Other interest bearing liabilities		439,345	2.9	6.48		275,058	1.7	2.31
Other non-interest bearing liabilities		1,433,865	9.4	—		1,739,093	11.2	—

Total liabilities	Ch$	15,220,491	100.0%	—	Ch$	15,728,551	100.0%	—

Our most important source of funding is our customer deposits, which consist primarily of peso-denominated, non-interest bearing current accounts and demand deposits and peso and UF-denominated interest bearing time deposits and savings accounts. Current accounts and demand deposits represented 19.9% of our average total liabilities in 2009, and are our least expensive source of funding. Savings accounts and time deposit and debt issued represented 59.0% of our average liabilities in 2009 and 61.3% of our average liabilities in 2008, respectively.

TREND INFORMATION

We believe we have developed strong competitive advantages during the last years, which should allow us to remain as a relevant player within the Chilean banking industry. We are continuously seeking additional improvements in matters such as operating efficiency, productivity, profitability and service quality. As pointed out in this annual report, the environment in which we develop our business activities is increasingly competitive and tends to create large financial groups through an active market for M&A. In addition, competition from non-banking companies, mainly those involved in the retail industry, has encouraged us to develop improved value propositions to satisfy our customers’ needs.

The following trends may have an impact on the Chilean economy and the economic growth of its trade partners, and could therefore also affect our operating results or financial condition:

•	The fragile recovery of the global economy. Unforeseeable financial events, such as the current uncertainty about the financial condition of some European countries, affect financial markets.

•	The impact on worldwide consumption and foreign trade caused by the elimination of monetary and fiscal stimulus in both developed and developing economies.

We believe that Chile and its financial industry have demonstrated to be successful in facing worldwide financial contingencies, based on a strict fiscal policy, a forward-looking and independent monetary policy, as well as a strong regulation and supervision related to the financial industry, which has been internationally recognized as an example of reliability and well-oriented practices.

In addition, an international trend intended to protect consumers’ financial rights has recently arisen. This trend has become increasingly significant in Chile and constitutes a tendency that could be adopted by the Chilean financial regulation, which could affect our future operating results.

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

We provide customers with off balance sheet credit support through loan commitments. Such commitments are agreements to lend to a customer at a future date, subject to compliance with the contractual terms. Since substantial portions of these commitments are expected to expire without our having to make any loans, total commitment amounts do not necessarily represent our actual future cash requirements. The amounts of these loan commitments were Ch$3,113,239 million (U.S.$6,147 million) as of December 31, 2008 and Ch$3,352,973 million (U.S.$6,621 million) as of December 31, 2009. The amounts of subscribed leasing contracts were Ch$105,325 million (U.S.$208 million) and Ch$102,173 million (U.S.$202 million) as of December 31, 2008 and 2009, respectively.

Interest rate and cross-currency swaps, which are entered into in order to hedge the foreign investment portfolio, are recorded at their estimated fair market values. See Note 12 to our audited financial statements.

The credit risk of both on and off balance sheet financial instruments vary based on many factors, including the value of collateral held and other security arrangements. To mitigate credit risk, we generally determine the need for specific covenant, guarantee and collateral requirements on a case-by-case basis, depending on the nature of the financial instrument and the customer’s creditworthiness. The amount and type of collateral held to reduce credit risk varies, but may include real estate, machinery, equipment, inventory and accounts receivable, as well as cash on deposit, stocks, bonds and other marketable securities that are generally held in our possession or at another appropriate custodian or depository. This collateral is valued and inspected on a regular basis to ensure both its existence and adequacy. Additional collateral is requested when appropriate. For further information, see Note 30 to our audited consolidated financial statements.

Financial Guarantees

The following is a summary of the nominal value of instruments that are considered financial guarantees and which are accounted for under off balance sheet accounts:

	As of December 31, 2009
	(in millions of Ch$)

Performance bonds	Ch$	1,168,059
Foreign office guarantees and standby letters of credit		114,012

Total	Ch$	1,282,071

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

The expiration of guarantees per period is as follows:

	Due within 1 year		Due after 1 year but within 3 Years		Due after 3 years but within 5 years		Due after 5 years		Total
	(in millions of Ch$)

Performance bonds	Ch$	743,179	Ch$	287,780	Ch$	134,030	Ch$	3,070	Ch$	1,168,059
Foreign office guarantees and standby letters of credit		89,832		23,964		216		—		114,012

Total	Ch$	833,011	Ch$	311,744	Ch$	134,246	Ch$	3,070	Ch$	1,282,071

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following tables set forth our contractual obligations and commercial commitments by time remaining to maturity. As of December 31, 2009, the scheduled maturities of our contractual obligations, including accrued interest, were as follows:

IFRS:

	Due within 1 year		Due after 1 year but within 3 Years		Due after 3 years but within 5 years		Due after 5 years		Total
Contractual Obligations	(in millions of Ch$)

Current accounts and other demand deposits	Ch$	3,718,076	Ch$	—	Ch$	—	Ch$	—	Ch$	3,718,076
Savings accounts and time deposits		7,230,085		195,251		2,121		24		7,427,481
Bonds issued		218,437		369,872		169,719		323,287		1,081,315
Borrowings from financial institutions		1,368,226		—		—		—		1,368,226
Other obligations		176,150		—		—		—		176,150
Lease contracts		16,274		22,309		15,174		26,596		80,353
Services contracts		114,190		165,329		147,945		335,818		763,282
Payables from repurchase agreement and security lending		308,028		—		—		—		308,028

Total	Ch$	13,149,466	Ch$	752,761	Ch$	334,959	Ch$	685,725	Ch$	14,922,911

Item 6.	Directors, Senior Management and Employees

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

Our current Directors are as follows:

Director	Position	Age
Pablo Granifo L.	Chairman	51
Andronico Luksic C.	Vice Chairman	56
Jorge Awad M.	Director	64
Jacob Ergas E.	Director	75
Fernando Quiroz R.	Director	54
Guillermo Luksic C.	Director	54
Raul Anaya E.	Director	55
Gonzalo Menendez D.	Director	61
Felipe Joannon Vergara	Director	50
Francisco Perez M.	Director	52
Jaime Estevez V.	Director	63
Rodrigo Manubens M.	Alternate Director	51
Thomas Fürst F.	Alternate Director	79

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

Andrónico Luksic C. was reelected as Director and Vice Chairman of our Board of Directors in 2008, a position he has held every year since 2002. Mr. Luksic is Vice Chairman of Quiñenco S.A. and a member of the Board of Directors at Compañía Cervecerías Unidas S.A., Manufacturas de Cobre Madeco S.A., Industria Nacional de Alimentos S.A., Sociedad de Fomento Fabril (SOFOFA) and Bolsa de Comercio de Santiago. He also serves on the Chairman’s Advisory Council at the Council of the Americas, the Advisory Board to the Panama Canal Authority, the Asia-Pacific Economic Cooperation Business Advisory Council, and is a Triennium Participant in the Trilateral Commission and the International Business Leaders’ Advisory Council of Mayor Han Zheng of the Municipal Government of Shanghai. He is a member of the Board of Trustees at Babson College, the Advisory Committee to the David Rockefeller Center for Latin American Studies at Harvard University, and the Global Advisory Board of Harvard Business School. He was Chairman of the Board of Directors of Banco O’Higgins and subsequently Chairman of the Board of Directors of Banco Santiago until May 1999. Mr. Luksic was Director and Chairman of the Board of Directors of Banco de A. Edwards from September 1999 to December 2001. Mr. Andrónico Luksic and Mr. Guillermo Luksic are brothers.

Jorge Awad M. has been a member of our Board of Directors since 1996. From 1989 to 1996, he was a member of the Board of Directors of Banco de Santiago. Mr. Awad has been the Chairman of the Board of Directors of Lan Airlines S.A. since 1994 and is a member of the Board of Directors of several other companies, including Envases del Pacifico S.A. and Icare. Previously, Mr. Awad was a Director of Codelco Chile, Television Nacional de Chile, Laboratorio Chile S.A. and other companies. He is also a Professor of Business Entrepreneurship at the Universidad de Chile, from which he holds a degree in Commercial Engineering.

Jacob Ergas E. has been a member of our Board of Directors since 2002. Mr. Ergas is also Director of Banchile Administradora General de Fondos S.A. He is Chairman of the Board of Directors of J. Ergas Inversiones y Rentas Limitada, Ever I BAE S.A., Ever II HNS S.A., Inmobiliaria Paidahue S.A., and INERSA S.A. He was Chairman of the Board of Directors of Banedwards S.A., Administradora de Fondos Mutuos, Banedwards S.A. Fondos de Inversion and Banedwards Corredora de Seguros Limitada. He was Director of Promarket S.A., Banedwards Compañía de Seguros de Vida S.A. and Banedwards Asesoría Financiera S.A. He was Director and Vice Chairman of Banco de A. Edwards from 1986 to 2001 and also Director of the Chilean Association of Banks and Financial Institutions. Presently, he is a member of the Board of Directors of Banchile Administradora General de Fondos S.A.

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

Guillermo Luksic C. has been a member of our Board of Directors since 2001 and was previously the Vice Chairman of our Board of Directors from March 2001 to March 2002. Mr. Luksic is Chairman of the Board of Directors of Quiñenco S.A., Compañía Cervecerías Unidas S.A. (CCU), Viña San Pedro Tarapacá S.A. and Madeco S.A. Since 2005, he has served as a member of the Board of Directors of Antofagasta PLC. Mr. Luksic is an active member of Centro de Estudios Públicos (CEP), a Chilean think-tank and member of the Board of Directors of Universidad Finis Terrae. Mr. Guillermo Luksic is the brother of Mr. Andrónico Luksic.

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

Gonzalo Menendez D. has been a member of our Board of Directors since 2001. He is also the Chairman of the Board of Directors of Inversiones Vita S.A. and a member of the Boards of Directors of several other companies, including Banchile Asesoría Financiera S.A., Banchile Factoring S.A., Banchile Seguros de Vida S.A., Minera El Tesoro, Quiñenco S.A., Antofagasta PLC, Minera Michilla S.A., Mining Group Antofagasta Minerals S.A., Antofagasta Railway, Minera, Los Pelambres, Aguas de Antofagasta S.A., Andsberg Investment Ltd. and Andsberg Limited. He is also Vice Chairman of Fundación Andronico Luksic A. and Fundación Pascual Baburizza. Previously, Mr. Menendez served as Chief Executive Officer of Antofagasta Railway, Banco O’Higgins and Empresas Lucchetti. Since 1990, he has been a Director and is now the Chairman of the Board of Directors of the Banco Latinoamericano de Comercio Exterior, S.A. Bladex. Mr. Menendez was a member of the Board of Directors and the Executive Committee of Banco Santiago and a member of the Board of Directors of Banco de A. Edwards. Mr. Menendez was a Professor of Finance and Chilean Economic and Business Policy at the Universidad de Chile. He holds a degree in Business Administration and Accounting from the Universidad de Chile.

Felipe Joannon V. has served as Managing Director of Business Development of Quiñenco S.A. since 1999. He is currently a member of the Board of Directors of Madeco, Banco de Chile, Alusa, Peruplast (a subsidiary of Alusa in Peru), Viña San Pedro Tarapacá, Foods Cía. de Alimentos CCU, and Chairman of the Board of Directors of Viña Valles de Chile and Altair. Prior to joining Quiñenco S.A., Mr. Joannon was Chief Executive Officer of Viña Santa Rita, deputy Chief Executive Officer of Cristalerías Chile and Resident Vice-President of the Corporate Finance Area of Citicorp Chile. He has also been a Professor at the Business School of Universidad Católica de Chile and Universidad de Los Andes. Currently, he is professor at the Graduate Business School of Universidad de Los Andes (ESE). He received a degree in Economics from the Universidad Católica de Chile and holds an MBA degree from the Wharton School at the University of Pennsylvania.

Francisco Perez M. has been a member of our Board of Directors since 2001. Since 1998, Mr. Perez has been the Chief Executive Officer of Quiñenco S.A. He was formerly the Chief Executive Officer of Compañía Cervecerías Unidas S.A., of which he is still a Director. Prior to 1991, Mr. Perez was Chief Executive Officer of Citicorp-Chile and also was Vice President of Bankers Trust in Chile. Mr. Perez holds a degree in Business Administration from the Pontificia Universidad Católica de Chile and a Master’s Degree in Business Administration from the University of Chicago.

Jaime Estevez V. has been a member of our Board of Directors since 2007. Presently, he is also a member of the Board of Directors of Endesa Chile. Previously, Mr. Estevez served as the Chairman of Banco Estado, a state bank. Additionally, he has served as a Director on the boards of AFP Provida and AFP Protección, two Chilean private funds. Mr. Estevez served as Minister of Public Works and Minister of Transport and Telecommunications and was a Congressman and President of the Lower Chamber of Congress. Mr. Estevez holds a degree in Economics from the Universidad de Chile.

Rodrigo Manubens M. has been a member of our Board of Directors since 2001. Mr. Manubens was a member of the Board of Directors of Banco de A. Edwards from 1999 until 2001. From 1985 to 1999, Mr. Manubens was a member of the Board of Directors of Banco O’Higgins and continued in that role when it merged into Banco Santiago. From 1995 to 1999 he was Chairman of Banco Tornquist in Argentina and a member of the Board of Directors of Banco Sur in Peru and Banco Asuncion in Paraguay. Mr. Manubens also served as a Director and Chairman of Endesa Chile S.A. He is Chairman of Banchile Compañía de Seguros de Vida S.A., and the Director of the Center for International Management at the Adolfo Ibañez Graduate School of Business. Mr. Manubens holds a degree in Business from Universidad Adolfo Ibañez and a Master of Science from the London School of Economics and Political Science.

Thomas G. Fürst has been a shareholder and member of our Board of Directors since 2004. Previously, Mr. Fürst was Vice Chairman of the Board of Directors at Compañía Cervecerías Unidas S.A. and a member of the Board of Directors of several other companies, including Embotelladoras Chilenas Unidas S.A., Viña Dassault-San Pedro S.A, Southern Breweries Establishment, CCU Argentina S.A. and Compañía Industrial Cerveceria S.A. (CICSA). Mr. Fürst was a Founder and member of the Board of Directors of Parque Arauco. In addition, he is a Partner and member of the Board of Directors of Plaza S.A. and Nuevos Desarrollos S.A., the owners of eleven shopping centers around Chile and two in Peru. Mr. Fürst studied Civil Construction at Pontificia Universidad Católica de Chile.

Senior Management

Our current Executive Officers are as follows:

Executive Officers	Position	Age
Arturo Tagle Quiroz	Chief Executive Officer	51
Pedro Samhan. E.	Chief Financial Officer	59
Nelson Rojas P.	General Legal Counsel	56

Mauricio Baeza L.	Manager — Corporate Credit Risk Division	47
Alejandro Herrera A.	Manager — Commercial Division	53
Patricio Melo G.	Manager — Operations and Technology Division	50
Jennie E. Coleman A.	Manager — Human Resources Division	56
Felipe Dawes C.	Manager — Development and Quality Division	36

Eduardo Ebensperger O.	Manager — Wholesale, Large Corporations and Real Estate Division	44
Juan Cooper A.	Manager — Consumer Division	49
Felipe Echaiz B.	Manager — Global Compliance Division	43

Mario Farren R.	Manager — Corporate and Investment Banking Division	49
Julio Ramirez G.	Manager — Individual Credit Risk Division	44
Oscar Mehech C.	Manager — Risk Control Division	45

Arturo Tagle Q. was appointed our Chief Executive Officer in 2010. Prior to serving this position, and since November 2009, he was the Manager of the Institutional and Investors Relations. Previously he was the Manager of the Strategic Development Division, since 2008. From 2002 to 2007 Mr. Tagle was CFO of the Bank and from 1998 to 2001 he was Head of Internal Audit and Control. Mr. Tagle joined us in 1995. Previously he was General Manager of the Chilean Bankers Association (1990 – 1994) and Director of Research at the Chilean Superintendency of Banks (1984 – 1989). Mr. Tagle is also the general manager of Sociedad Matriz del Banco de Chile S.A. and SAOS since 1996. He holds a degree in Business Administration from the Pontificia Universidad Católica de Chile and a Master’s Degree in Business Administration from the University of Chicago.

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

Alejandro Herrera A. leads the Commercial Division, including Marketing, Individual and Small and Medium-Sized Companies and Branches since 2009. From 2006, he also held the position of Manager of Branches, Individual and Middle Market Banking. He served as Manager of the Individual Banking and Branches Division at Banco de A. Edwards from 2000 to 2001 and at Banco Sudamericano from 1996 to 1999. He also served as the Chief Executive Officer of Administradora de Fondos Mutuos Santiago S.A. from 1994 to 1995 and as Branch Manager at Banco Santiago for the Santiago region. Mr. Herrera is a member of the Board of Directors of Banchile Administradora General de Fondos S.A., Redbanc S.A. and Socofin S.A., and a member of the Executive Committee of Banchile Corredores de Seguros Limitada and Credichile. He holds a degree in Business from the Pontificia Universidad Católica de Valparaiso.

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

Felipe A. Dawes has led the Development and Quality Division since 2009. He joined Banco de Chile in 2009, where he first led the Transformation Office. Prior to working for Banco de Chile, he was a consultant at McKinsey & Company, where he led projects in the Americas, Europe, Asia and Africa. Prior to McKinsey & Company, Mr. Dawes was a founding member of DeRemate.com and a Brand Manager at Compañía Cervecerías Unidas, managing Pepsi and Seven Up Brands. He holds a degree in Business from the University of Chile and a Masters in Business Administration from Harvard Business School.

Eduardo Ebensperger O. has been the Manager of the Wholesale, Large Corporations and Real Estate Division since June 2005, and was previously the Chief Executive Officer of Banchile Factoring S.A. from 2002 to 2005. He joined Banco de A. Edwards in 1989. Mr. Ebensperger was Manager of the Small and Medium-Sized Companies Division and Manager of the regional branches of Banco de A. Edwards from 1997 to 2001. Presently, Mr. Ebensperger is the Chairman of the Board of Directors of Artikos S.A. He is also currently a member of the Board of Directors of Banchile Asesoría Financiera S.A., Banchile Factoring S.A. and Banchile Securitizadora S.A. Mr. Ebensperger holds a degree in Business from the Universidad de Chile.

Juan Cooper A. has been the Manager of the consumer division since 2003. He was the Chief Executive Officer of Altavida Santander Compañía de Seguros de Vida S.A. from 2001 to 2002 and the Manager of Santiago Express, the consumer division of Banco Santiago from 1993 to 2000. He is also currently a member of the Board of Directors of Socofin S.A., and a member of the Executive Committee of Banchile Corredores Seguros Limitada. Mr. Cooper has a degree in Business from the Universidad de Chile and a master’s degree in Business Administration from the Pontificia Universidad Católica de Chile.

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

Mario Farren R. has been the head of the Corporate and Investment Banking Division of Banco de Chile since September 1, 2008. Between January and September 2008 he was Head of the Treasury Division. Prior to serving in this position, Mr. Farren was the Country Treasurer for Citi Chile. In addition, Mr. Farren has held other positions in Citi Latin America and Citi New York, such as Country Treasurer and Investment Bank Head in Citi Uruguay, Treasury Products Sales Head in New York and Country Treasurer in Citi Colombia. He joined Citibank Chile in 1991 where he served as Derivative Head and General Manager of Citigroup Chile S.A. Corredores de Bolsa, among other positions. He holds a business degree from Universidad de Chile and a Master of Business Administration degree from the University of Chicago, Illinois.

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

Oscar Mehech C. was appointed head of our Risk Control Division in July 2008 after holding various positions at the Bank, which include being Head of our Regulatory Policies Division, Global Compliance Head and Deputy General Counsel. Prior to joining the Bank in 2002, he was Deputy General Counsel at Banco de A. Edwards. Mr. Mehech is the Chairman of the Internal Audit Committee of the Chilean Banking Association and a member of the Surveillance Committee of Depósito Central de Valores S.A. He holds a law degree from Universidad de Chile and a Master’s degree in Business Administration from the Pontificia Universidad Católica de Chile.

COMPENSATION

The table below presents the amount of compensation, as established by our shareholders, to the members of our Board of Directors for the year ended December 31, 2009. These amounts include remuneration for services, fees for attendance at Board meetings, committee meetings and subsidiary Board meetings and consulting and travel expenses.

Name of Director	Remuneration		Fees for attendance at board meetings		Fees for attendance at committee meetings and subsidiary board meetings		Consulting		Total
	(in millions of Ch$)
Pablo Granifo Lavín	Ch$	332	Ch$	39	Ch$	291	Ch$	—	Ch$	662
Andrónico Luksic Craig		140		13		—		—		153
Jorge Awad Mehech		47		21		63		—		131
Jacob Ergas Ergas		47		17		53		—		117
Jaime Estévez Valencia		47		21		67		—		135
Guillermo Luksic Craig		47		6		—		—		53
Rodrigo Manubens Moltedo		47		19		55		—		121
Gonzalo Menéndez Duque		47		19		115		—		181
Francisco Pérez Mackenna		47		18		55		—		120
Thomas Fürst Freiwirth		47		19		49		—		115
Juan Andres Fontaine Talavera		47		19		52		—		118
Fernando Quiroz Robles		—		—		—		—		—
Raul Anaya Elizalde		—		—		—		—		—
Other subsidiary directors		—		—		119		—		119

Total	Ch$	895	Ch$	211	Ch$	919	Ch$	—	Ch$	2,025

Consistent with Chilean law, we do not disclose to our shareholders, or otherwise make public, information regarding the compensation of our senior management. For the year ended December 31, 2009, the aggregate amount of compensation paid to our senior management, including the senior management of our subsidiaries, was Ch$7,823 million. Pursuant to the Chilean Corporations Law, our Directors/Audit Committee must approve compensation plans, but we are not required to have a compensation committee. For the year ended December 31, 2009, no amounts were set aside or accrued by us to provide pension, retirement or similar benefits for our directors and officers. None of our directors is a party to any contract with us or any of our subsidiaries that provides for benefits upon termination of their appointment as directors of the Bank.

Indebtedness of Directors and Executive Officers

As disclosed in Note 42(c) to our audited consolidated financial statements, we incurred an aggregate of Ch$463,112 million in expenses and Ch$392,541 million in income from transactions other than loans with related parties in 2009.

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

We held an aggregate of Ch$269,323 million in loans to related parties, including Ch$114,910 million in collateral pledged by, related parties as of December 31, 2009. See Note 42(a) to our audited consolidated financial statements for details concerning these transactions.

For a further description of transactions with related parties, including directors, see Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions.”

BOARD PRACTICES

Governance Practices

The Board of Directors delegates certain functions and activities to our committees to research, evaluate and report to the Board of Directors regarding specific matters which may affect our businesses.

The Directors/Audit Committee

Prior to March 24, 2005, the Directors Committee and Audit Committee were separate committees performing independent functions for the Board of Directors. On March 24, 2005, the Board of Directors resolved to merge the Directors Committee with the Audit Committee, forming the Directors/Audit Committee. The Directors/Audit Committee’s objectives are to seek the efficiency, maintenance, application and functioning of our internal control systems and compliance with the applicable rules and procedures governing our business; to identify our business risks; to supervise the functions of both the risk control division and the global compliance division, ensuring their independence from management; to serve as the link and coordinator of tasks between the internal audit work and the independent auditors; and to act as a link with our Board of Directors.

Our Directors/Audit Committee is composed of three members appointed by the Board of Directors. The Directors/Audit Committee is currently composed of the following individuals:

•	Jorge Awad M. (chair and financial expert);

•	Jaime Estevez V.; and

•	Raúl Anaya E.

Mr. Awad was appointed as a member of the Directors/Audit Committee by the Board of Directors at the Board meeting held on April 12, 2007. Mr. Estevez was appointed to the Directors/Audit Committee at the meeting of the Board of Directors held on April 12, 2007. Mr. Anaya was appointed to the Directors/Audit Committee at the meeting of the Board of Directors held on November 27, 2009.

Messrs. Awad and Estevez satisfy the independence requirements of both Chilean law and Rule 10A-3 under the Exchange Act and are full voting members of our Directors/Audit Committee.

Mr. Raúl Anaya E. is exempt from the independence requirements of Rule 10A-3 of the Exchange Act pursuant to the exemption under Rule 10A-3(b)(1)(iv)(D). Pursuant to that exemption, Mr. Anaya is a non-voting member of our Directors/Audit Committee with respect to all matters required to be addressed by our Directors/Audit Committee under U.S. Federal Securities Laws.

The Directors/Audit Committee usually meets monthly and at least eight times a year. The budget of the Directors/Audit Committee is approved annually at the ordinary shareholders’ meeting. The Directors/Audit Committee satisfies the applicable requirements of the Chilean Superintendency of Banks and operates pursuant to a charter document. The Chilean Superintendency of Banks recommends that at least one of the members of the Directors/Audit Committee be experienced with respect to the accounting procedures and financial aspects of banking operations. The Directors/Audit Committee submits a report regarding its activities to our Board of Directors after each Directors/Audit Committee meeting and presents an annual report at our annual shareholder’s meeting. As established in the Directors/Audit Committee’s bylaws, the Chief Executive Officer, the General Legal Counsel and the Risk Control Division Manager, or their respective deputies, shall also attend meetings. The Directors/Audit Committee may also invite other persons to attend meetings.

The Directors/Audit Committee may appoint independent personnel to carry out specific duties. The Committee’s objectives include:

•	Seeking efficiency, maintenance, application and functioning of the internal control systems, and compliance with rules and procedures;

•	Supervising compliance with the rules and procedures governing the banking business and identifying the business risks of the Bank and its subsidiaries;

•	Supervising the functions of the Corporate Credit Risk Division and Individual Credit Risk Division, ensuring their independence from the management;

•

Supervising the functions of the Global Compliance Division, serving as a link and coordinator of tasks between the internal audit work and the external auditors, and acting as a link between these and the Bank’s board;

•	Examining the fees budget for the external auditors and for the credit-rating agencies;

•	Analyzing the reports, content, procedures and scope of the revisions by the external auditors and credit-rating agencies;

•	Analyzing and generating information on the annual internal audit program and the results of internal audits and revisions;

•	Analyzing the interim and annual financial statements;

•	Analyzing the Bank’s financial statements included in Form 20-F, for presentation to the Securities and Exchange Commission (SEC);

•	Gathering information on accounting changes occurring during the year and their effects;

•	Reviewing of special cases affecting the internal control systems;

•	Analyzing the remuneration systems and compensation plans for managers and senior executives;

•	Analyzing the annual performance self-evaluation process carried out by the Bank;

•	Analyzing related party transactions, i.e. those referred to in clauses 44 and 89 of Chilean Corporations Law;

•	Analyzing policies relating to operational risk and progress in the risk-management process and SOX self-evaluation, in the context of Basel II;

•	Analyzing and informing on matters related to the Global Compliance Division, principally regarding the revision of policies for detecting and sanctioning money-laundering transactions; and

•	Reviewing customer claims filed with the Chilean Superintendency of Banks and the Customer defense Division of the Chilean Association of Banks and Financial Institutions.

Portfolio Risk Committee

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

The Loan Portfolio Risk Committee prepares proposals for discussion with, and approval by, the Board of Directors with respect to credit policies, portfolio evaluation methods and the calculation of allowances for expected loan losses. The Committee also performs analysis of the adequacy of allowances, authorizes extraordinary charge-offs of loans once recovery attempts have been exhausted and controls the liquidation of assets acquired in lieu of payment.

This committee meets on a monthly basis and is composed of the Chairman of the Board of Directors, the Chief Executive Officer, one additional director, the Corporate Credit Risk Division Manager, the Individual Credit Risk Division Manager and the Risk Control Division Manager.

Credit Committees

Our governance structure relating to the evaluation process of commercial loans is based on the segments and risks involved. Each credit decision should be made with the participation of committee members with sufficient authority over a particular type of loan.

A member of the Corporate Credit Risk Division is required to approve most credit decisions greater than UF 6,000. Such decisions are made by different loan committees, the highest of which, in terms of hierarchy, is the Board Loan Committee, composed of the Chief Executive Officer, the Manager of the Corporate Credit Risk Division and at least three members of the Board of Directors, all of whom review all operations exceeding UF 750,000 on a weekly basis. Any member of the Board of Directors may participate in the Board Loan Committee.

The Corporate Credit Risk Division participates in each committee independently and autonomously from our business areas.

For retail banking, we have loan committees that in exceptional cases review individual customers when they do not meet our customer profile policies, payment behavior requirements or maximum financing amounts.

Finance, International and Market Risk Committee

The main function of the Finance, International and Market Risk Committee is to analyze the evolution of our financial positions and the market risks (price and liquidity) that these financial positions generated in the past and the ones it currently generates, particularly the control of risks related to internal and regulatory limits and/or warnings. The Committee also analyzes international financial exposure and major credit exposures generated by derivative transactions.

The Committee meets monthly and is composed of the Chairman of the Board of Directors, four Directors, our Chief Executive Officer, the Corporate Credit Risk Division Manager, the Corporate and Investment Banking Division Manager, the Chief Financial Officer, the Corporate Treasurer and the Financial Risk Area Manager. Committee members conduct analyses and make presentations to the Committee regarding certain matters, including:

•	Knowledge of the current status of market risk, which permits forecasting potential future losses;

•

Review of estimated results of certain financial positions generated in isolation in order to measure the risk-return ratio of the treasury businesses, as well as changes in and forecasts of the use of capital based on best estimates of future credit and market risks;

•	Analysis of the liabilities of the international financial exposure and major credit exposures generated by derivative transactions; and

•	The design of policies and procedures for setting controlling and reporting financial position limits and warnings.

Asset Laundering Prevention Committee

The Asset Laundering and Financing of Terrorism Prevention Committee was set up in April 2006 with the purpose of defining the policies and procedures that would comprise the Asset Laundering and Financing of Terrorism Prevention System, as well as evaluating compliance and deciding on all matters related to these subjects.

This committee includes the Chairman of the Board, the Chief Executive Officer, the General Legal Counsel, the Operations and Technology Division Manager and the Chief Executive Officer of Banchile Administradora General de Fondos. The Risk Control Division Manager and the managers of the Global Compliance Division and Asset Laundering Prevention Area may also attend the meetings, with the right to speak.

The Committee meets monthly and has the following functions:

•	To approve the policies and procedures concerning the gathering of information on customers and their activities and the acceptance and monitoring of their accounts, products and operations;

•	To approve policies and procedures concerning unusual transaction detection systems; formal channels of information to senior levels; and monitoring, analysis and reporting mechanisms;

•	To approve policies and procedures concerning surveillance methods and relations with correspondent banks;

•	To approve policies and procedures concerning staff selection, training programs and codes of conduct;

•	To approve the policies and procedures concerning asset laundering and terrorism financing prevention;

•	To appoint persons to perform specific functions in accordance with current regulations on the prevention of asset laundering and terrorism financing;

•	To analyze the results of the reviews conducted to verify compliance with current policies and procedures;

•	To consider the transactions analyzed and decisions made by the Transactions Analysis Committee;

•	To consider activities developed to train staff in asset laundering and terrorism financing prevention;

•	To consider and approve modifications to procedures proposed by the Global Compliance Division that improve existing controls for the prevention of asset laundering and terrorism financing; and

•	To inform the Board of regulatory changes related to the prevention of asset laundering and financing of terrorism.

Disclosure Committee

In May 2003, we established the Disclosure Committee to ensure accurate market disclosure of consolidated financial information of the Bank and its subsidiaries. The members of the Disclosure Committee include the Chief Accountant, the Senior Lawyer for International Matters, the Research and Planning Area Manager, together with the Institutional and Investor Relations Division Manager, the Chief Financial Officer and the Risk Control Division Manager.

The members of the Disclosure Committee are involved in reviewing quarterly reports and in general all financial information disclosed by the Bank prior to its disclosure.

Ethics Committee

The Ethics Committee was formed in 2005 to define, promote and regulate behavior of professional and personal excellence by all the staff of Banco de Chile, coherent with the company’s philosophy and values, in order to meet the expectations of trust granted by our customers.

To meet these objectives and promote a culture of ethical behavior, the Committee arranges activities regarding regulation, training and communications. The Committee sets policies on ethics and ensures their compliance, develops training plans related to ethics in our business, and reinforces positive behavior among our staff. The Committee also acts as a forum for resolving the various situations where there is a conflict between certain types of conduct and the values promoted by the Bank. This committee is chaired by the Manager of the Human Resources Division and includes the General Legal Counsel and the following Managers: Risk Control, Global Compliance, Commercial, Operations and Technology, and Wholesale, Large Corporations and Real Estate.

Citigroup and Banco de Chile Cooperation Agreements Committees

In order to control and review the evolution of the joint initiatives resulting from our strategic association between Banco de Chile and Citigroup, four committees have been set up to ensure the operation of the Direction Committee referred to in the Cooperation Agreement and in the Global Connectivity Agreement between both parties. The Direction Committee and its four related committees are composed of the Chairman of the Bank, the Chief Executive Officer and two members of the Board representing Citigroup. Also taking part in these meetings are division managers for each particular business line and the managers of the areas directly responsible for the respective business.

Global Transaction Services Committee (GTS)

The Global Transaction Services Committee was set up with the purpose of monitoring the overall performance of the Transactional Services Areas according to the Global Connectivity and Cooperation Agreements and, in particular, the functioning of the local and international cash management and custody for foreign investors.

International Personal Banking Committee (IPB)

The main goal of the International Personal Banking Committee is to monitor the functioning of the Global Connectivity and Cooperation Agreements in relation to the services provided by Banco de Chile to Citibank with respect to its financial products and services offered abroad to residents of Chile. This committee seeks to strengthen Citibank’s commercial activities with individuals that are not residents of the United States.

Investment Banking Committee

The objective of the Investment Banking Committee is to foster the development of cross border merger and acquisition transactions, debt issuances and acquisitions, and capital markets for the Bank’s customers and customers of Citigroup doing business in Chile. This committee is responsible for monitoring the execution of transactions performed under the Global Connectivity Agreement and collaborating in the exploration of investment banking business opportunities, as well as ensuring compliance of the agreements related to these matters.

Financial Control Committee of the Cooperation Agreement

The most important purpose of the this committee is to monitor in detail the operative and financial performance of the Global Connectivity and Cooperation Agreements signed with Citigroup. This committee checks that solutions are reached for all administrative and operative matters that permit the joint business to be carried out effectively, efficiently and profitably by both parties, ensuring compliance with the above-mentioned agreements in the matters indicated above.

Approval of Policies and Procedures under the Merger Agreement

The Merger Agreement between Banco de Chile and Citibank Chile provided that as a general rule the Board of Directors of Banco de Chile would approve and implement certain policies relating to the operation of the Bank. At the time of filing of this annual report, policies regarding the following issues have been approved and implemented:

•	Anti-Money Laundering;

•	Foreign Corrupt Practices Act;

•	Office of Foreign Assets Control;

•	Insider Trading;

•	Regulation K – Debts Previously Contracted;

•	Regulation K – Equity Activity;

•	Regulation W (23 A/B);

•	Code of Conduct;

•	Fair Lending;

•	Personal Trading Policy;

•	Loans to Directors;

•	Independent Research;

•	Charitable Contributions;

•	Chinese Walls;

•	Anti-Tying;

•	Mandatory Absence Policy;

•	Compliance Policy/Program;

•	Administration of Subsidiaries;

•	Fraud Management;

•	Anti-Boycott;

•	Issue Tracking, Management and Escalation Process;

•	Operational Risk

•	Credit Risk;

•	Vendor Selection and Management Process;

•	Web Site Standards;

•	Capital Expenditure Policy;

•	Expense Management Policy;

•	Accounting Policies and Procedures;

•	New Products and Services Policy;

•	Tax Standards for Tax Sensitive Transactions; and

•	Tax Policy and Procedures;

In addition to the policies mentioned above, Banco de Chile is in the process of supplementing other policies currently in force at Banco de Chile to regulate issues of importance for our business, such as prevention of asset-laundering, credit risk, and market risk.

Upper Management Committee

The Upper Management Committee, the highest coordinating body of our upper management, is chaired by the Chief Executive Officer, and its principal function is to discuss main strategic guidelines and to analyze the market and the banking industry.

This committee resolves issues relating to our internal policies and analyzes our performance. In this committee, numerous divisions exchange their points of view and prioritize joint initiatives. Each year, this committee outlines the foundations for our annual plan. After the individual annual plan for each business area is agreed upon by the Chief Executive Officer and each division manager, under the coordination of the Chief Financial Officer, the overall plan is submitted to the Board of Directors for approval. This committee also reviews progress and budgets for approved plans on a monthly basis.

Operational Risk Executive Committee

Created in 2009, the Operational Risk Executive Committee is commissioned with identifying, prioritizing and establishing strategies to mitigate key operating risk events relating to internal and external fraud; risks associated with customer, product and business practices; damage to tangible assets; and disturbance of normal activity resulting from system malfunctions or failures in executing, delivering and processing products/services. This committee also establishes the principal guidelines aimed at decreasing operational losses.

To comply with these objectives and foster an awareness of operating risk, this committee promotes a series of activities relating to rules, training and communications. Its principal challenge consists of defining our corporate strategy for managing operational risk, establishing guidelines and directing efforts to create controls and improve internal processes. This committee also evaluates the performance and effectiveness of action plans created to mitigate operational risk.

This committee is chaired by the Chief Executive Officer and includes the Chief Financial Officer, the Head of Security and Risk Prevention and the managers of the Risk Control Division, Operations and Technology Division, and the Operational Risk Area.

Internal Communications Committee

The Internal Communications Committee defines policies and designs our action plan to ensure that the appropriate information reaches all of our associates. This committee ensures that information sent to employees is adequate to allow them to correctly perform their functions, communicates the organization’s fundamental strategies and policies and its performance, promotes collaboration and team work, fosters personal development, encourages first-rate performance and cultivates a pleasant work environment. The Internal Communications Committee is presided over by the Manager of the Human Resources Division, the Chief Financial Officer and comprises the Managers from the following divisions:

•	Operations and Technology;

•	Institutional and Investor Relations;

•	Commercial;

•	Corporate and Investment Banking;

•	Wholesale, Large Corporation and Real Estate;

•	Consumer; and

•	Development and Quality.

EMPLOYEES

The following table shows the breakdown of our full-time, permanent employees at the dates indicated:

	As of December 31,
	2007	2008	2009
Banco de Chile	8,641	10,814	10,278
Overseas branches and representative offices	95	6	6
Subsidiaries	3,231	3,760	3,737

Total	11,967	14,580	14,021

As of December 31, 2009, we had 14,021 employees (on a consolidated basis) of which approximately 7,430, or 53%, were unionized. All management positions are held by non-unionized employees. As of June 15, 2010, we were a party to five collective bargaining agreements covering our unionized employees. Four of the collective bargaining agreements were signed in May 2008 and will expire in April 2012. The remaining collective bargaining agreement was renegotiated during 2009, leading to a two-year accord among the Bank and approximately 1,900 employees. We have not experienced a strike since 1998 and consider relations with our employees to be satisfactory.

We have a comprehensive personnel training and development program that includes internal courses on operational, technical and commercial matters as well as participation in external seminars. In 2009, the total cost of training programs was approximately 0.6% of total personnel salaries and expenses. This cost was related to 908 training courses, attended by 47,064 people. According to our human resources division, in early 2009, 9,980 out of 10,284 employees of Banco de Chile attended at least one training course, which represents 97% of the Bank’s total personnel. We do not maintain any pension or retirement programs for the vast majority of our employees. We do, however, pay certain long-serving key employees a severance payment upon retirement. Although we have, in the past, provided productivity bonuses to individual employees on a discretionary basis, we do not maintain a formal profit-sharing plan.

SHARE OWNERSHIP

Mr. Andronico Luksic and Mr. Guillermo Luksic, members of our Board of Directors since March 2002 and March 2001, respectively, together with members of their family, control Quiñenco S.A. As of June 15, 2010, Quiñenco S.A. owns 32.74% of our outstanding shares (directly and indirectly through LQ Inversiones Financieras S.A.). Additionally, Quiñenco S.A. holds 61.71% of the voting rights in Banco de Chile (directly and indirectly through shares of SM-Chile S.A. that are owned by LQ Inversiones Financieras S.A. and Inversiones LQ-SM S.A.)

In connection with the Framework Agreement executed between Citigroup and Quiñenco S.A. in July 2007 and following the merger of Citibank Chile into Banco de Chile, Citigroup became a shareholder of LQ Inversiones Financieras S.A. (“LQIF”), the parent corporation of SM-Chile S.A. As of June 15, 2010, Citigroup indirectly owns 50% of LQIF and Quiñenco directly and indirectly owns 50% of LQIF. Regardless of any increase in participation by Citigroup in accordance with the Framework Agreement (as amended), the Framework Agreement and the Shareholders’ Agreement mentioned below under “Related Party Transactions” provide that Quiñenco will remain in control of LQIF and the corporations that are directly or indirectly controlled by LQIF. Accordingly, Quiñenco will maintain the power to elect the majority of the directors of LQIF, SM-Chile and Banco de Chile.

Mr. Jacob Ergas, a member of our Board of Directors since January 1, 2002, controls Ever I Bae S.A., Ever Chile S.A. and Inversiones Aspen Limitada. As of June 15, 2010, these holding companies own 2.16%, 2.16% and 1.49% of our outstanding shares, respectively. Mr. Ergas holds 5.82% of the voting rights in Banco de Chile through these holding companies.

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

MAJOR SHAREHOLDERS

The following table sets forth certain information regarding the ownership of outstanding shares as of June 15, 2010, for the following:

•	each person or entity who is known by us to own beneficially more than 5% of our outstanding share capital or voting power; and

•	our Directors and members of our executive management group, as a group.

All of our shares have the same voting rights. As of June 15, 2010, there were 15 registered shareholders of our ADSs in the United States and 1,471,878 of our ADSs were outstanding and there was one registered shareholder of 57,621 of our shares (not represented by ADSs) with a registered address in the United States.

Name	Amount Owned	Percentage(1)
LQ Inversiones Financieras S.A. and Inversiones LQ - SM Limitada(2)	50,942,487,544	61.71%
Jacob Ergas(3)	4,802,102,236	5.82
Directors and executive officers as a group (28 persons)	19,767,347	0.02%

(1)	Percentages are based on 82,551,699,423 common shares outstanding as of June 15, 2010. This number includes 73,834,890,472 ordinary shares and 8,716,808,951 ordinary shares of the series “Banco de Chile-S,” which resulted from the merger of Citibank Chile with and into the Bank.
(2)	LQ Inversiones Financieras S.A. (“LQIF”) holds these shares directly and indirectly through SM-Chile S.A. In connection with the Framework Agreement executed between Citigroup and Quiñenco S.A. in July 2007 and following the merger of Citibank Chile into Banco de Chile, Citigroup became a shareholder of LQIF. As of June 15, 2010, Citigroup indirectly owns 50% of LQIF and Quiñenco directly and indirectly owns 50% of LQIF. Regardless of any increase in participation by Citigroup, the Framework Agreement provides that Quiñenco will remain in control of LQIF and the corporations that are directly or indirectly controlled by LQIF. Accordingly, Quiñenco will maintain the power to elect the majority of the directors of LQIF, SM-Chile and Banco de Chile. As of December 31, 2009, members of the Luksic family or their affiliates beneficially owned 83.1% of the common shares of Quiñenco S.A. Mr. Andronico Luksic and Mr. Guillermo Luksic are members of our Board of Directors.
(3)	Mr. Jacob Ergas, a member of our Board of Directors, holds his shares through Ever I Bae S.A., Ever Chile S.A. and Inversiones Aspen Ltda., which are holding companies under his control.

RELATED PARTY TRANSACTIONS

In the ordinary course of our business, we engage in a variety of transactions with certain of our affiliates and related parties. Financial information concerning these transactions is set forth in Note 42 to our audited consolidated financial statements. The Chilean Corporations Law was amended in October 2009, by Law No. 20,382, which also introduced changes to several others laws in order to generally improve Chilean corporate governance. As part of these changes, the concept of related party transactions that is provided in the Chilean Corporations Law was amended. In this regard, the new regulation establishes a different treatment for closely held corporations and for publicly held corporations. The one applicable to closely held corporations suffered minor changes, while the regulation applicable to publicly held corporations, such as Banco de Chile, has been amended to a greater extent as briefly explained below.

In accordance with the Chilean Corporations Law, related party transactions in publicly held corporations are defined as every negotiation, act, contract or operation in which the corporation deals with any of the following persons: (i) one or more persons related to the corporation, in accordance with the Chilean Securities Law No. 18,045; (ii) a director, manager, administrator, main executive or liquidator of the corporation, acting on its own behalf or on behalf of persons from outside the corporation, or their respective husband or wife or related persons until second grade of affinity by blood or relation; (iii) companies or corporations in which the persons mentioned in the previous item are owners, directly or through other natural persons or corporations, of 10% or more of its capital, directors, managers, administrators or main executives; (iv) those established in the by-laws of the corporation or those reasonably agreed by the directors’ committee; (v) persons who acted as a director, manager, administrator, main executive or liquidator of the corporation, within eighteen months of the relevant transaction.

A publicly held corporation may only enter into transactions with related parties if (i) the purpose of the transaction is to contribute to the corporate interest, (ii) the transaction is adjusted to reflect prevailing market prices, terms, and conditions, and (iii) the transaction complies with the requirements and procedures specified in the Chilean Corporations Law, which requires that the Board of Directors approve the relevant transaction based upon the criteria mentioned in items (i) and (ii) of this paragraph. In order for the Board of Directors to approve any such transactions, the related party involved in the transaction or in its negotiation must give prior notice to the Board of Directors.

The violation of these provisions shall not affect the transaction’s validity, but it shall grant the corporation, the shareholders or third parties, an indemnification right to claim damages for the benefit of the corporation. The amount of damages claimed shall be equal to the sum of the benefits obtained by the related party as a result of the relevant transaction. All board resolutions approving such related party transactions must be reported to the company’s shareholders at the following annual shareholders’ meeting. Violations of this provision may result in administrative or criminal sanctions and civil liability to shareholders or third parties who suffer losses as a result of such violation.

The following transactions with related parties may be executed without complying with the requirements previously mentioned, subject to the prior approval of the Board of Directors of the Bank: (i) transactions that are not considered of a material amount. For these purposes, an act or contract is deemed material if (1) it exceeds 1% of the company’s paid-in capital and reserves, and it also exceeds UF 2,000 or (2) it exceeds UF 20,000. There is a presumption that all contracts celebrated within a period of twelve months constitute one single transaction, irrespective of whether they are executed in one or more separate transactions during such period of time; (ii) transactions that according to a general policy of customary transactions adopted by the Board of Directors of the corporation are considered customary in connection with the corporate purpose of the corporation; (iii) transactions among corporations in which the corporation owns, directly or indirectly, at least 95% of the stake of the counterparty.

In connection with number (ii) above, on December 29, 2009, the Board of Directors of the Bank agreed to establish the following general policy which permits to carry out certain transactions with related parties without the requirements and procedures set forth in the Chilean Corporations Law. Among others, the general policy adopted by the Board of Directors of the Bank includes transactions that are within the Bank’s line of business, such as current accounts, deposits, loans or credit lines with or without collateral, factoring, sale and transfer of commercial papers, collections, payments and funds transfers, foreign exchange transactions, and letters of credits. This general policy has also been extended to our affiliates.

We believe that we have complied with the applicable requirements of the Chilean Corporations Law in all transactions with related parties and affirm that we will continue to comply with such requirements. See Note 42 to our audited consolidated financial statements for a more detailed accounting of transactions with related parties.

On July 19, 2007, Quiñenco S.A., Citigroup and Citibank Overseas Investment Corporation entered into a Master Joint Venture Agreement (the “Framework Agreement”) that set forth the parameters of a partnership between Quiñenco and Citigroup, including the eventual merger of Citibank Chile into Banco de Chile. The Framework Agreement provided that Citigroup would initially acquire a 32.96% equity interest in LQIF, the controlling shareholder of Banco de Chile, and would be entitled to increase its stake in LQIF to either 41.4778% or 50% through the exercise of several options. In this regard, Citigroup could also increase its stake in LQIF to 50% if Quiñenco exercised its put option under the Framework Agreement. The acquisition by Citigroup of its initial interest in LQIF occurred, with effect on January 1, 2008, under the terms of the Framework Agreement and the corresponding Merger Agreement between Banco de Chile and Citibank Chile. For purposes of the Merger Agreement, the operations and businesses of Citibank Chile that were effectively contributed to Banco de Chile were deemed to represent 10.497% of the post-merger entity and, together with other assets and businesses contributed by Citigroup to LQIF, were the basis for issuance by LQIF to Citigroup of the 32.96% equity interest in LQIF. As consideration for the merger and as a result of the Extraordinary Shareholders’ Meeting held on December 27, 2007, we issued and conveyed to LQIF (and indirectly, the holders of Citibank Chile shares) 8,443,861,140 no-par value Banco de Chile S-Series shares.

Under the Framework Agreement, Quiñenco remains as the controlling shareholder of LQIF and therefore of Banco de Chile, while Citigroup is granted certain governance and other shareholder rights in LQIF. With respect to the governance of Banco de Chile, Citigroup has the right to name two directors to the eleven-member Board of Directors of Banco de Chile, while Quiñenco would maintain the right to appoint a majority of our Board of Directors. Citigroup also has the power to propose the appointment of certain officers of Banco de Chile (including the Chief Financial Officer) and at least one representative on each of our directors’ committees. Under this agreement, Citigroup was also granted certain veto rights over certain “fundamental strategic decisions” (as defined in the Framework Agreement), such as the delisting of Banco de Chile’s shares from the New York Stock Exchange or the Chilean stock exchanges, entry into new lines of business or large acquisitions, approval of related party transactions and changes to our bylaws or organizational documents. Furthermore, Citigroup agreed to purchase substantially all of the assets of the North American (i.e., Miami and New York) branches of Banco de Chile for U.S.$130 million. In the event that Citigroup were to beneficially own 50% of LQIF, Citigroup would become entitled to name up to five of our 11 directors (such number to be reduced by the number of directors appointed by minority shareholders, provided that Citigroup always shall have the right to appoint at least one director), including the Vice-Chairman of our Board of Directors. However, even in this circumstance, Quiñenco would still be entitled to appoint a majority of our Board of Directors. The Framework Agreement also set forth a series of ancillary agreements proposed to be entered into by the parties to the Framework Agreement and their Affiliates.

On December 19, 2008, Quiñenco S.A., Citigroup and Citibank Overseas Investment Corporation amended the Framework Agreement, and through it the Shareholders’ Agreement mentioned below. The Amendment to the Framework Agreement provides that if Citigroup does not acquire 8.52% of LQIF’s shares (such that Citigroup holds a 41.4778% in LQIF) as provided in the Amendment as a consequence of the actions and decisions of any relevant authority in the United States, Quiñenco shall have the right to a compensation as provided in the Amendment, and Citigroup shall have the option of acquiring either a 41.4778% or a 50% share of LQIF. Furthermore, the Amendment provides that if for any reason Citigroup does not exercise any of the call options mentioned in the previous sentence, Quiñenco or its affiliates, as applicable, shall be entitled to require Citigroup that it sell to them an amount of shares of LQIF such that, after such sale, Quiñenco or its affiliates shall own an 80.1% stake in LQIF. If this occurs, Citigroup’s governance and other shareholder rights mentioned in the preceding paragraph shall be those provided in Clause Six of the Shareholders’ Agreement referred to below.

On December 27, 2007, Quiñenco S.A., Citigroup Chile S.A. and the minority shareholders of LQIF entered into a Shareholders’ Agreement that formalized the rights of Citigroup with respect to the governance of Banco de Chile as set forth in the Framework Agreement (and as discussed in the preceding paragraph). The Shareholders Agreement became effective on January 1, 2008.

On December 27, 2007, we entered into a Global Connectivity Agreement with Citigroup. The purpose of this agreement is to enable Banco de Chile and its clients to become part of Citigroup’s Global Network and to provide a framework for Banco de Chile and Citigroup to direct new business to the partnership in order to generate wealth creation for both institutions. The agreement sets forth the terms upon which Banco de Chile, Citigroup and their affiliates will develop a relationship with respect to cross-border business and services being applied to Corporate and Investment Banking, International Personal Banking, Global Transactions Services, and other services and products. The parties agreed on the following principles with respect to implementing the terms of the agreement: (i) the promotion of global connectivity products among Chilean customers, (ii) the setup of a technology platform, (iii) the training of bank officers, and (iv) the construction of international support networks to carry out the transactions contemplated by the agreement. On February 27, 2009, Banco de Chile and Citigroup amended the Global Connectivity Agreement. The purpose of the amendment was to clarify and supplement the terms of the original agreement with respect to the banking services to be provided in Chile and abroad.

On December 27, 2007, we also entered into a Trademark License Agreement with Citigroup in which Citigroup granted us a non-exclusive paid-up and royalty-free license to use certain Citi trademarks in Chilean territory. In addition, Citigroup granted us a license to use its domain name solely in connection with marketing and promoting authorized services in Chilean territory. On February 27, 2009 Banco de Chile and Citigroup amended the Trademark License Agreement. The amendment provides that Banco de Chile must deliver a certificate at least once a year that confirms Banco de Chile’s compliance with the standards set forth in the agreement. In addition, Banco de Chile must comply with certain additional quality control standards approved periodically by Citigroup relating to certain products, and Citigroup has the right to review and inspect all materials relating to the offer and sale of certain products.

On December 27, 2007, we entered into a Cooperation Agreement with Citigroup The purpose of this agreement is to provide a framework for regulating the interplay of issues created by the above-mentioned Citibank Chile merger transaction agreements and to facilitate a successful relationship between Banco de Chile and Citigroup. In particular, this agreement establishes a communication mechanism between the parties to enhance the exchange of ideas and information related to the integration of our business with that of Citigroup in Chile and it also provides for certain specific areas of collaboration going forward (such as with respect to our hedging and derivatives strategies). On February 27, 2009, Banco de Chile and Citigroup amended the Cooperation Agreement to require the companies to define a more formal process for sharing information about regulatory changes in the United States and Chile that may have an impact on Banco de Chile.

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

On April 21, 2008, Banco de Chile and Empresa Periodística La Tercera agreed to enter into a Credit Card Co-Branding Agreement for an annual amount of U.S.$475,000 and with a term of five years. The purpose of this agreement is to promote the use of credit cards issued by Banco de Chile among its clients who are also subscribers of La Tercera newspaper. This association will grant benefits and discounts to the subscribers of Diario La Tercera who have credit cards issued by Banco de Chile or pay with them.

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

On September 1, 2009, Banco de Chile and Jorge Ergas Heyman entered into an agreement for consulting services to the Board of Directors of Banco de Chile for an annual amount of U.S.$245,000 and with an indefinite term.

On September 25, 2009, we entered into a Master Services Agreement with Citigroup. This agreement has the purpose of regulating and supplementing certain reciprocal services that, before the merger between the Bank and Citibank Chile, had been provided pursuant to the terms of certain service-level agreements then in effect between Citigroup (and certain of its affiliates) and Citibank Chile, which were assumed, after the merger, by Banco de Chile as legal successor to Citibank Chile. Furthermore, this Agreement seeks to foster global connectivity with respect to the banking and financial services referred to in the Global Connectivity Agreement and in the other agreements executed with Citigroup mentioned above.

All the terms and conditions contained in the agreements mentioned above were previously reviewed and approved by our Board of Directors.

On January 29, 2010 Citigroup exercised a call option for 8.52% of LQIF’s shares and on March 15, 2010, Citigroup exercised another call option for 8.52% of LQIF’s shares. Consequently, since April 30, 2010 Citigroup and Citigroup Overseas Investment Corporation indirectly own 50% of LQIF. Citigroup is entitled to name up to five of our eleven directors (such number to be reduced by the number of directors appointed by minority shareholders, provided that Citigroup shall always have the right to appoint at least one director), including the Vice-Chairman of our Board of Directors. However, even in this circumstance, Quiñenco would still be entitled to appoint a majority of the members of our Board of Directors.

Loans to Related Parties

As authorized by the Chilean General Banking Law, and within the regulatory limits, we hold several outstanding loans owed by different corporations related to us. All such loans (i) were made in the ordinary course of business, (ii) were made on terms, including interest rates and collateral, substantially the same as those prevailing at the time for comparable transactions with other persons, and (iii) did not involve more than the normal risk of collectibility or present other unfavorable features. See Note 42(a) to our audited consolidated financial statements.

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

On March 11, 2009, the Consejo de Defensa del Estado de la República de Chile filed a complaint against Banco de Chile in the United States District Court of the Southern District of Florida. The complaint alleges substantive civil violations of the Racketeer Influenced & Corrupt Organizations Act (“RICO”), RICO conspiracy, aiding and abetting RICO violations, and aiding and abetting a breach of fiduciary duty. The complaint sought redress for funds allegedly misappropriated from the Chilean Government by the former President of Chile, Augusto Pinochet, and alleged that Banco de Chile had participated in conduct related to a money laundering scheme. Damages being sought were $22 million, which amount was subject to trebling pursuant to RICO.

On October 16, 2009 the Consejo de Defensa del Estado de la República de Chile and Banco de Chile executed a settlement in which the Chilean Government unconditionally and irrevocably abandoned the above-mentioned complaint. In accordance with the terms of the settlement, the Chilean Government abandoned all actions in Chile or abroad, of any nature, which it had or may have had against Banco de Chile, its branches, agencies, affiliates, subsidiaries, related persons and companies and Citibank N.A. Chile Branch, and their respective agents, directors, personnel, employees, contractors, irrespective of the date in which they may have worked or acted on behalf of the mentioned entities. The settlement included the actions that were subject to reservation of rights, in the case against Augusto Pinochet and other persons, before the Special Jurisdiction Judge of the Santiago Court of Appeals.

According to the aforementioned settlement, Banco de Chile paid U.S.$2,250,000 to the Government of Chile. Additionally, Banco de Chile had to pay the respective tax that applied over such sum.

Request from Spanish Court to Chilean Judicial Authorities

On October 26, 2009, the Central Court of Instruction Number 5 of the National Court of Spain (Juzgado Central de Instrucción No. 5 de la Audiencia Nacional de Madrid) in Madrid, Spain (the “Spanish Court”), issued a letter rogatory to the Chilean judicial authorities notifying them that a lawsuit pending before the Spanish Court had been amended to add causes of action concerning concealment of assets and money laundering against Mr. Pablo Granifo Lavin (President of Banco de Chile), Mr. Hernán Donoso Lira (former Manager of the New York Branch of Banco de Chile) and against Banco de Chile, Banchile Corredores de Bolsa S.A. and Banchile Administradora General de Fondos S.A., the latter three of which bear subsidiary civil liability. The letter rogatory, among other procedures, also required a joint guarantee (fianza solidaria) from those charged in the amount of US$77,348,374 and allowed for the attachment of assets for up to US$103,131,165, should the criminal defendants or the subsidiaries bearing civil liability not grant the mentioned joint guarantee.

On April 29, 2010, the Supreme Court of Chile did not grant the requests contained in the letter rogatory given that the subject matter of the investigation by the Spanish Court is currently pending before a Chilean tribunal that has jurisdiction and competence over these matters. This judicial investigation is currently underway in Chile and at the time of filing of this annual report no grounded presumptions of criminal participation of people affiliated with Banco de Chile have been established.

It is not possible to predict the outcome of these proceedings, or what impact, if any, they might have on the Bank.

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

Our dividend policy is affected to some extent by the rights of SAOS, our affiliate, pursuant to its assumption of the Central Bank indebtedness discussed in “Item 4. Information on the Company—History and Development of the Bank—History—The 1982-1983 Economic Crisis and the Central Bank Subordinated Debt.”

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

At the Ordinary Shareholders Meeting held on March 25, 2010, the shareholders agreed to the distribution and payment of dividend No. 198, in the amount of Ch$3.496813 per Banco de Chile common share, with a charge to the 2009 income of Banco de Chile, and the distribution and payment of a dividend of Ch$3.496813 per share of the “Banco de Chile-S” series.

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

The following table sets forth the cash dividends declared per common share and per ADS during the periods indicated:

	As of and for the Year Ended December 31,
	2008	2009	2009
	(in Ch$, except percentages)		(in U.S.$)

IFRS:
Dividend payout ratio(1)	99.67%	60.31%	—
Dividend per common share(2)	3.37	2.72	0.005

(1)	Dividend payout ratio is calculated by dividing the amount of dividends paid by the earnings per share of the prior year.
(2)	Dividends per share are calculated by dividing the amount of the dividend paid during each year by the previous year’s number of shares outstanding.

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

Nature of Trading Market

Shares of our common stock are traded on the Chilean stock exchanges. They have been listed on the Santiago Stock Exchange as well as on the Valparaiso Stock Exchange since 1894, and on the Electronic Stock Exchange since 1989. The Santiago Stock Exchange is the principal trading market for our shares.

The Chilean securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States. The Santiago Stock Exchange, which is Chile’s principal exchange, had a market capitalization of approximately U.S.$231billion as of December 31, 2009 and an average monthly trading volume of approximately U.S.$3,177 million for 2009. The Santiago Stock Exchange was established in 1893 and is a private company whose equity consists of 48 shares held by 45 shareholders. As of December 31, 2009, 232 series of shares were listed on the Santiago Stock Exchange.

The Santiago Stock Exchange accounts, for approximately 87% of all amounts traded in Chile. The ten largest companies in terms of market capitalization represented, as of December 31, 2009, approximately 48.1% of the Santiago Stock Exchange’s aggregate market capitalization and during 2008 accounted for approximately 27.7% of its total volume. During 2009, 27% of the companies listed on the Santiago Stock Exchange had their shares traded on an average of 70% or more of the exchange’s trading days. Approximately 12% of equity trading in Chile is conducted on the Chilean Electronic Stock Exchange, an electronic trading market that was created by banks and non-member brokerage houses. The remaining 1% of equity is traded on the Valparaiso Stock Exchange.

ADSs, each representing 600 shares of common stock, without nominal (par) value, have been listed on the NYSE since January 2, 2002 under the symbol “BCH.” JPMorgan Chase Bank is our depositary for purposes of issuing the ADRs evidencing our ADSs. As of December 31, 2009, a maximum of 1,637,998 ADSs were outstanding (equivalent to 982,798,629 shares of common stock or 1.19% of the total number of issued shares of common stock). Since certain of our ADSs are held by brokers or other nominees, the number of direct record holders in the United States may not be fully indicative of the number of direct beneficial owners in the United States or of where the direct beneficial owners of such shares are resident.

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

The table below shows, for the periods indicated, the annual, quarterly and monthly high and low closing prices (in nominal Chilean pesos) of the traded shares of our securities on the Santiago Stock Exchange, the Electronic Stock Exchange, and the Valparaiso Stock Exchange:

	Santiago Stock Exchange				Electronic Stock Exchange				Valparaiso Stock Exchange
	Common Stock				Common Stock				Common Stock
	High		Low		High		Low		High		Low
	(Ch$ per share )(1)				(Ch$ per share )(1)				(Ch$ per share )(1)
Annual Price History
2005	Ch$	37.7	Ch$	32.0	Ch$	38.0	Ch$	32.0	Ch$	38.8	Ch$	30.0
2006		45.9		32.0		46.0		31.4		46.0		31.7
2007		48.2		38.1		49.0		37.5		48.0		37.5
2008		43.6		26.1		43.4		25.5		42.8		27.0
2009		45.0		33.4		44.8		33.5		72.8		33.4

Quarterly Price History
2007
1st Quarter		47.0		40.6		47.3		41.0		47.1		40.8
2nd Quarter		48.2		40.5		48.0		40.0		47.0		40.9
3rd Quarter		47.9		38.6		49.0		37.5		48.0		37.5
4th Quarter		44.0		38.1		44.5		37.9		43.5		38.0
2008
1st Quarter		43.6		36.0		43.4		35.6		42.8		36.1
2nd Quarter		40.5		38.2		41.4		38.2		40.0		38.1
3rd Quarter		38.4		35.4		39.1		35.4		38.5		35.6
4th Quarter		36.5		26.1		36.7		25.5		36.2		27.0
2009
1st Quarter		37.4		34.0		37.5		33.5		37.5		34.0
2nd Quarter		39.0		33.4		39.0		33.5		38.9		33.4
3rd Quarter		43.7		37.0		43.6		37.0		42.5		37.2
4th Quarter		45.0		40.8		44.8		39.5		72.8		41.5
2010
1st Quarter		54.0		45.1		54.0		44.7		53.8		44.7

Monthly Price History
December 2009		45.0		42.0		44.8		42.5		44.5		43.5
January 2010		51.2		45.1		52.0		44.7		50.0		44.7
February 2010		54.0		49.0		54.0		49.0		53.8		49.9
March 2010		55.9		50.4		56.4		50.9		55.5		51.1
April 2010		54.2		51.5		54.5		51.5		54.0		52.0
May 2010		54.4		51.3		54.3		51.2		54.0		51.4

Sources: Santiago Stock Exchange, Electronic Stock Exchange, and Valparaiso Stock Exchange—Official Quotation Bulletin.

(1)	Pesos per share reflect nominal price at trade date.

The table below shows the annual, quarterly and monthly high and low closing prices in U.S. dollars and in Euros, respectively, as reported by the NYSE and Latibex:

	NYSE				Latibex
	ADS(1)				Trading Units(2)
	High		Low		High	Low
	(U.S.$ per ADS)				(Euros per Trading Unit)
Annual Price History
2009	U.S.$	53.90	U.S.$	30.85	€37.45	€22.10

Quarterly Price History
2009
1st Quarter		36.86		30.85	29.04	22.10
2nd Quarter		43.50		33.06	30.38	25.23
3rd Quarter		48.39		40.51	32.93	28.90
4th Quarter		53.90		46.07	37.45	31.32
2010
1st Quarter		64.41		53.72	46.93	37.33

Monthly Price History
December 2009		53.90		50.15	37.45	32.80
January 2010		62.89		53.83	43.63	37.33
February 2010		61.99		53.72	45.77	39.75
March 2010		64.41		56.97	46.93	40.00
April 2010		62.82		58.50	47.07	42.50
May 2010		65.00		56.25	48.65	45.16

Source: Bloomberg.

(1)	One ADS represents 600 shares of common stock.
(2)	One Trading Unit represents 600 shares of common stock.

Item 10.	Additional Information

MEMORANDUM AND ARTICLES OF ASSOCIATION

Set forth below is a brief summary of the significant provisions of our bylaws, or estatutos and Chilean law. This description contains all material information concerning our shares, but does not purport to be complete and is qualified in its entirety by reference to our estatutos (a copy of which is filed as exhibit 1.1 to this annual report), the General Banking Law, the Chilean Corporations Law and the Securities Market Law.

We are an open stock (public) corporation and are registered with the Chilean Public Registry of Commerce under Page 23,859 Number 18,638. Open stock (public) corporations are those with 500 or more shareholders, or companies in which 100 or more shareholders own at least 10% of the subscribed capital (excluding those whose individual holdings exceed 10%), and all other companies that are registered in the Securities Registry of the Chilean Superintendency of Securities and Insurance. The Chilean Corporations Law sets forth the rules and requirements for establishing open stock corporations. Shareholder rights in a Chilean bank that is also an open stock corporation are governed by the bank’s estatutos, which effectively serve as both the articles of incorporation and the bylaws of a company incorporated in the United States. Article 137 of the Chilean Corporations Law provides that all provisions of the Chilean Corporations Law take precedence over any contrary provision in a corporation’s estatutos. Both the Chilean Corporations Law and our estatutos provide that legal actions by shareholders against us (or our officers or directors) to enforce their rights as shareholders or by one shareholder against another in their capacity as such are to be brought in Chile in arbitration proceedings.

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

Purpose

The purpose of the Bank is to undertake all acts, contracts, business, and transactions as the General Banking Law allows banking institutions to undertake, without prejudice to expanding or restricting its scope of action consistent with current legal precepts or such as may be established in the future.

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

Under Chilean law, the shareholders of a company, acting at an Extraordinary Shareholders’ Meeting, have the power to authorize an increase in the company’s capital. When an investor subscribes for issued shares, the shares are registered in such investor’s name, even if not paid for, and the investor is treated as a shareholder for all purposes, except with regard to receipt of dividends and the return of capital. The investor becomes eligible to receive dividends or the return of capital once it has paid for the shares; if it has paid for only a portion of such shares, it is entitled to reserve a corresponding pro-rata portion of the dividends declared with respect to such shares unless the company’s bylaws provide otherwise. If an investor does not pay for shares for which it has subscribed on or prior to the date agreed upon for payment, the company is entitled under Chilean law to auction the shares on the stock exchange and collect the difference, if any, between the subscription price and the auction proceeds. However, until such shares are sold at auction, the subscriber continues to exercise all the rights of a shareholder (except the right to receive dividends or the return of capital). In the case of banks, authorized shares and issued shares that have not been paid for within the period fixed for their payment by the Chilean Superintendency of Banks are cancelled and are no longer available for issuance by the company.

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

•

any direct or indirect acquisition or sale of shares or options to buy or sell shares, in any amount, if made by a holder of 10% or more of an open stock corporation’s capital or if made by a director, liquidator, main officer, general manager or manager of such corporation; and

•	any acquisition or disposition of contracts or securities in which the price depends on, or is subject to, in part or as a whole, the variation in or evolution of the price of the shares.

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

If a merger between two or more banks results in a market share greater than 15% but less than 20%, the authorization of the Chilean Superintendency of Banks is conditioned on the post-merger bank maintaining the percentage of paid-in capital and reserves to risk-weighted assets of not less than 10% for a period established by the Chilean Superintendency of Banks (but in no event less than one year).

When any of the aforementioned transactions results in a market share of 20% or greater for the resulting bank, the authorization may be conditioned on one or more of the following:

•	that the bank or banks maintain Regulatory Capital higher than 8.0% and up to 14.0% of their risk-weighted assets;

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

The notice of a Shareholders’ Meeting must be mailed not fewer than 15 calendar days prior to the date of such meeting and, in the case of an Ordinary Annual Shareholders’ Meeting, shareholders holding a prescribed minimum investment must be sent an annual report of our activities that includes audited consolidated financial statements. Shareholders who do not fall into this category but who request it must also be sent a copy of our annual report. In addition to these requirements, we regularly provide, and management currently intends to continue to provide, together with the notice of shareholders’ meeting, a proposal for the final annual dividend.

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

•

A capital increase was approved in the amount of Ch$297,324,899,039, which was contributed and paid for as consideration for the acquisition of the all of the assets and liabilities of Citibank Chile. It was resolved that the Bank would issue 8,443,861,140 registered, ordinary no-par “Banco de Chile-S” series shares, which were to be delivered to the shareholders of Citibank Chile, in the proportion of 8,443.86114 shares of Banco de Chile-S for each Citibank Chile share. The “Banco de Chile-S” series shares shall not be subject to the Exchange Agreement signed by the Central Bank and its subsequent modifications by virtue of the application of Agreements No. 1.167-03-041209 and No. 1.333-01-070510 of the Governing Council of the Central Bank.

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

At the Ordinary Shareholders’ Meeting of the Bank, held on March 25, 2010, the shareholders agreed to the distribution and payment of dividend No. 198, in the amount of Ch$3.496813 per Banco de Chile common share, with a charge to the 2009 income of Banco de Chile, and the distribution and payment of a dividend of Ch$3.496813 per share of the “Banco de Chile-S” series.

At the Extraordinary Shareholders’ Meeting of the Bank, held on March 25, 2010, the shareholders agreed to supplement the Articles of Incorporation of Banco de Chile, as proposed by the Board of Directors and as detailed below.

A new provisional article four was included in Banco de Chile’s Articles of Incorporation. Given that under International Financial Reporting Standards no price restatement is made in the financial statements to take account of inflation, the Bank decided to amend its Articles of Incorporation to address the impact that the new accounting criteria would have on the calculation of the annual payments that SAOS must make to the Central Bank each year according to the contract dated November 8, 1996 between the Chilean Central Bank, Banco de Chile and SM-Chile S.A. (the “Central Bank Contract”). The new provisional article four establishes that, for purposes of Law No. 19,396 (in particular Articles 24, 25 and 28 of such law) and the Central Bank Contract, Banco de Chile’s distributable net income will be determined by subtracting or adding to net income the correction of the value of the paid-in capital and reserves according to the variation of the Consumer Price Index between November of the fiscal year prior to the one in which the calculation is made and November of the fiscal year in which the calculation is made. The difference between net income and distributable net income shall be registered in a reserve account since the first day of the fiscal year following the date when the calculation is made. This reserve account cannot be distributed or capitalized. Provisional article four shall be in force until the obligation of Law No. 19,396 owed by Sociedad Matriz del Banco de Chile S.A. directly or through its subsidiary SAOS has been fully paid. See “Item 4. Information on the Company—History and Development of the Bank—History—The 1982-1983 Economic Crisis and the Central Bank Subordinated Debt.”

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

MATERIAL CONTRACTS

See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions.”

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

The following specific restrictions were eliminated:

•

A reserve requirement with the Central Bank for a period of one year. This mandatory reserve was previously imposed on foreign loans and funds brought into Chile to purchase shares other than those acquired in the establishment of a new company or in the capital increase of the issuing company. This reserve requirement was decreased from 30% to 0% of the proposed investment on September 16, 1998.

•	The requirement for prior approval by the Central Bank for certain operations, such as repatriation of investments and payments to foreign creditors.

•	The mandatory return of foreign currencies to Chile.

•	The mandatory conversion of foreign currencies into Chilean pesos.

Under the amended regulations, only the following limitations are applicable to these operations:

•	The Central Bank must be provided with information related to certain operations, such as foreign investments and foreign credits.

•	Certain operations, such as money transfers to and from Chile must be conducted within the Formal Exchange Market.

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

Under Chilean law, provisions contained in statutes such as tax rates applicable to foreign holders, the computation of taxable income for Chilean purposes and the manner in which Chilean taxes are imposed and collected may be amended only by another statute. In addition, the Chilean tax authorities issue rulings and regulations of either general or specific application and interpret the provisions of Chilean tax law. Chilean taxes may not be assessed retroactively against taxpayers who act in good faith relying on such rulings and regulations, but Chilean tax authorities may change rulings and regulations prospectively. Chile and the United States have executed an income and capital tax treaty for the avoidance of double taxation and the prevention of fiscal evasion, but this treaty is not in effect, and its effectiveness is contingent upon ratification in the United States Senate and by the Chilean Congress. At this time it is not clear when the United States Senate and the Chilean Congress will consider ratification, and therefore the effective date of the treaty is uncertain.

Cash Dividends and Other Distributions

Cash dividends paid by us with respect to ADSs or shares of common stock held by a foreign holder will be subject to a 35.0% Chilean withholding tax, which is withheld and paid over by us, which we refer to as the Chilean withholding tax. A credit against the Chilean withholding tax is available based on the level of corporate income tax, or first category tax, actually paid on the taxable income to which the dividend is imputed; however, this credit does not reduce the Chilean withholding tax on a one-for-one basis because it also increases the base on which the Chilean withholding tax is imposed. In addition, distribution of book income in excess of retained taxable income is subject to the Chilean withholding tax, but such distribution is not eligible for the credit. Under Chilean income tax law, for purposes of determining the level of the first category tax paid, dividends generally are assumed to have been paid out of oldest retained taxable profits. The effective rate of withholding tax to be imposed on dividends paid by us will vary depending upon the amount of first category tax paid by us on the earnings to which the dividends are attributed. In our case, the amount paid as first category tax is lower than it would be based on our income because the dividends paid to SAOS are accounted for as a cost to us. Presently, the first category tax rate is 17%. The Chilean Congress is currently considering proposed legislation that, if enacted, would temporarily increase the first category tax rate to 20% for 2011 and 18.5% for 2012. Under the proposed legislation, the first category tax rate would return to the current rate of 17% in 2013. Whether the first category tax is imposed or not, the effective overall combined rate of Chilean taxes imposed with respect to our distributed profits is 35.0%.

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

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual prior to January 1, 2011 with respect to the ADSs will be subject to taxation at a reduced rate if the dividends are “qualified dividends.” Dividends paid on the ADSs will be treated as qualified dividends if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid a passive foreign investment company, or PFIC. The ADSs are listed on the NYSE and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2009 taxable year. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2010 taxable year.

Based on existing guidance, it is not entirely clear whether dividends received with respect to the common stock will be treated as qualified dividends, because the common stock is not itself listed on a U.S. exchange. In addition, the U.S. Treasury has announced its intention to promulgate rules pursuant to which holders of ADSs or common stock and intermediaries through whom such securities are held will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends. Because such procedures have not yet been issued, it is not clear whether we will be able to comply with them. Holders of ADSs and common stock should consult their own tax advisors regarding the availability of the reduced dividend tax rate in the light of their own particular circumstances.

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

Capital Gains

Gain or loss realized by a U.S. holder on the sale, exchange or other disposition of ADSs or shares of common stock will be subject to U.S. federal income taxation as a capital gain or loss in an amount equal to the difference between the holder’s adjusted basis in the ADSs or the shares of common stock and the amount realized on the disposition. The gain or loss generally will be a capital gain or loss. Capital gains realized by an individual U.S. holder are generally subject to taxation at a reduced rate with respect to property held for more than one year.

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

Item 11.	Quantitative and Qualitative Disclosures About Market Risk

For quantitative and qualitative information related to market risk, see Note 45 to our audited consolidated financial statements.

Item 12.	Description of Securities Other Than Equity Securities

Item 12A.	Debt Securities

Not Applicable.

Item 12B.	Warrants and Rights

Not Applicable.

Item 12C.	Other Securities

Not Applicable.

Item 12D.	American Depositary Shares

JPMorgan Chase Bank, N.A., or the Depositary, serves as the depositary for our ADSs. ADS holders are required to pay various fees to the Depositary, and the Depositary may refuse to provide any service for which a fee is assessed until the applicable fee has been paid.

ADS holders are required to pay the Depositary amounts in respect of expenses incurred by the Depositary or its agents on behalf of ADS holders, including expenses arising from compliance with applicable law, taxes or other governmental charges, facsimile transmission, or conversion of foreign currency into U.S. dollars.

ADS holders are also required to pay additional fees for certain services provided by the Depositary, as set forth in the table below.

Depositary service	Fee payable by ADS holders

(a) Issuance and delivery of ADRs against deposits of shares, including deposits in respect of share distributions, rights and other distributions	Up to US$5.00 per 100 ADSs (or portion thereof)

(b) Distribution of dividends	US$0.02 or less per ADS

(c) Withdrawal of shares underlying ADSs	Up to US$5.00 per 100 ADSs (or portion thereof)

(d) Transfer, combination and split-up of ADRs	US$1.50 per ADS

The Depositary may sell (by public or private sale) sufficient securities and property received in respect of share distributions, rights and other distributions prior to the deposit of shares to pay the charges described in (a) and (c) of the table above. In addition, the Depositary may deduct from any distributions on or in respect of deposited securities, or may sell by public or private sale for the account of a holder, any part or all of such deposited securities (after attempting by reasonable means to notify the holder prior to such sale), and may apply such deduction or the proceeds of any such sale in payment of any tax or other governmental charge that may become payable by or on behalf of a custodian or the Depositary with respect to any ADR, any deposited securities represented by ADSs or any distribution thereon.

Payments by the Depositary

The Depositary has agreed to reimburse us for certain reasonable expenses related to the ADS program, subject to a cap agreed between the Depositary and us. These reimbursable expenses currently include, but are not limited to, legal fees, NYSE listing fees, investor relations servicing, investor related presentations, ADR-related advertising and public relations in those jurisdictions in which the ADRs may be listed or otherwise quoted for trading, and accountants’ fees in relation to the Bank’s regulatory filings. During the year ended December 31, 2009, such reimbursements totaled US$6,500.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures

(a) Disclosure Controls and Procedures

We have evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures as of December 31, 2009.

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

Management assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2009. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

Based on our assessment and those criteria, management believes that the company maintained effective internal control over financial reporting as of December 31, 2009.

(c) Report of Independent Registered Public Accounting Firm on Internal Controls

Ernst & Young Limitada, the independent registered public accounting firm that has audited our financial statements, has issued an attestation report on our internal control over financial reporting as of December 31, 2009. This attestation report appears on page F-3 of our audited consolidated financial statements.

(d) Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting during 2009 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16.	[Reserved]

Item 16A.	Audit Committee Financial Expert

Our Board of Directors has determined that Mr. Jorge Awad M., a member of our Directors/Audit Committee who satisfies the independence requirements of both Chilean law and Rule 10A-3 under the Exchange Act, qualifies as an “audit committee financial expert” within the meaning of this Item 16A.

Item 16B.	Code of Ethics

In 2008, we adopted a new Code of Ethics, as defined in Item 16B of Form 20-F under the Exchange Act. In 2008, pursuant to the terms of the merger agreement with Citibank Chile, we modified our Code of Ethics to incorporate the key elements of Citigroup’s Code of Conduct. The Code of Ethics applies to our Chief Executive Officer, Chief Financial Officer, Principal Accounting Officer and persons performing similar functions, and to all other employees without exception. A current copy of the Code of Ethics is filed as Exhibit 11.1 to this Form 20-F.

Item 16C.	Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent auditors, Ernst & Young Limitada, during the fiscal years ended December 31, 2008 and 2009:

	Year ended December 31,
	2008		2009
	(in millions of Ch$ as of December 31, 2009)
Audit fees	Ch$	561	Ch$	487
Audit-related fees		8		0
Tax fees		0		0
Other fees		16		30

Total fees	Ch$	585	Ch$	517

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

“Other fees” in the above table are fees billed by Ernst & Young Limitada related to compensation for research studies during 2008 and 2009, services rendered in connection with the merger of Legg Mason Chile Mutual Funds with Banchile Mutual Funds during 2008, services rendered in connection with the merger of the subsidiaries Banchile Corredores de Bolsa S.A. and Citibank Agencia de Valores S.A., IFRS training and services that were specifically required by the Chilean Superintendency of Banks during 2009.

Directors/Audit Committee Pre-Approval Policies and Procedures

Auditors are pre-approved by our Directors/Audit Committee, whose main duties are disclosed in “Item 6. Directors, Senior Management and Employees—Board Practices.” Furthermore, the selection of external auditors is subject to approval by our shareholders at the Annual Shareholders’ Meeting. All proposed services carried out by our external auditors as well as corresponding fees, related to Audit and Non-Audit Services, have been presented to our Directors/Audit Committee, which has determined they are reasonable and consistent with the Bank’s policies.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Mr. Anaya serves on our Directors/Audit Committee in reliance upon the exemption from the independence requirements contained in Rule 10A-3(b)(1)(iv)(D). We do not believe that such reliance would materially adversely affect the ability of the Directors/Audit Committee to act independently and to satisfy the other requirements of Rule 10A-3.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

We did not make any purchases of our previously issued shares during the fiscal year ended December 31, 2009.

Item 16F.	Change in Registrant’s Certifying Accountant

Not Applicable.

Item 16G.	Corporate Governance

Pursuant to Section 303A.11 of the Listed Company Manual of the NYSE, we are required to provide a summary of the significant ways in which our corporate governance practices differ from those required for U.S. companies under the NYSE listing standards. We are a Chilean bank with shares listed on the Santiago Stock Exchange, the LSE and the Latibex and ADSs listed on the New York Stock Exchange. Our corporate governance practices are governed by our bylaws, the General Banking Law, the Chilean Corporations Law, the Ley de Mercado de Valores No. 18,045 (the Securities Market Law), and the regulations issued by the Chilean Superintendency of Banks.

The table below discloses the significant differences between our corporate governance practices and the NYSE standards.

NYSE Standards	Our Corporate Governance Practice

Director Independence. Majority of board of directors must be independent. “Controlled companies,” which would include our company if it were a U.S. issuer, are exempt from this requirement. §303A.01	Pursuant to the General Banking Law, we are not required to make a determination as to the independence of our Directors. However, pursuant to the Chilean Corporations Law, under certain circumstances provided in Article 50bis of such law, we are required to appoint at least one independent director.

NYSE Standards	Our Corporate Governance Practice

The definition of independence applicable to us pursuant to the Chilean Corporations Law differs in certain aspects from the definition applicable to U.S. issuers under the NYSE rules.

Under the Chilean Corporations Law, as recently amended, there are several factors that must be observed in order to determine whether a director is deemed to be independent. These factors are included in Article 50bis of the Chilean Corporations Law. In addition, under the regulations of the Chilean Superintendency of Banks, members of the Directors/Audit Committee must satisfy international independence criteria set forth by the Board of Directors.

Executive Sessions. Non-management directors must meet regularly in executive sessions without management. Independent directors should meet alone in an executive session at least once a year. §303A.03	There is no similar requirement under our bylaws or under applicable Chilean law.

Audit committee. Audit committee must satisfy the independence and other requirements of Rule 10A-3 under the Exchange Act, and the more stringent requirements under the NYSE standards is required. §§303A.06, 303A.07.	We are in compliance with Rule 10A-3. The members of our Directors/Audit Committee are not required to satisfy the NYSE independence and other Audit Committee standards that are not prescribed by Rule 10A-3.

Nominating/corporate governance committee. Nominating/corporate governance committee of independent directors is required. The committee must have a charter specifying the purpose, duties and evaluation procedures of the committee. “Controlled companies,” which would include our company if it were a U.S. issuer, are exempt from these requirements. §303A.04	We are not required to have, and do not have, a nominating/corporate governance committee.

Compensation committee. Compensation committee of independent directors is required, which must approve executive officer compensation. The committee must have a charter specifying the purpose, duties and evaluation procedures of the committee. “Controlled companies,” which would include our company if it were a U.S. issuer, are exempt from this requirement. §303A.05	We are not required to have a compensation committee. Pursuant to the Chilean Corporations Law, our Directors/Audit Committee must approve compensation plans.

Equity compensation plans. Equity compensation plans require shareholder approval, subject to limited exemptions.	Equity compensation plans require shareholder approval, subject to limited exemptions.

Code of Ethics. Corporate governance guidelines and a code of business conduct and ethics is required, with disclosure of any waiver for directors or executive officers. §303A.10	We have adopted a code of ethics applicable to all of our executive officers, a version of which is filed as

NYSE Standards	Our Corporate Governance Practice

an exhibit to this Form 20-F. We are required by Item 16B of Form 20-F to disclose any waivers granted to our Chief Executive Officer, Chief Financial Officer, Principal Accounting Officer and persons performing similar functions. Our Code of Ethics sets forth the principles and values that govern personnel conduct as well as other issues such as conflicts of interests, usage of the privileged information, internal controls for fraud prevention and labor responsibility.

PART III

Item 17.	Financial Statements

Not applicable.

Item 18.	Financial Statements

Our audited consolidated financial statements are included in this annual report beginning at page F-1. Our financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Item 19.	Exhibits

LIST OF EXHIBITS

Exhibit No.	Exhibit

1.1	Estatutos of Banco de Chile, which serve as our articles of incorporation and bylaws (English translation).

2.1	Form of Deposit agreement among Banco de Chile, JPMorgan Chase Bank as depositary, and the holders from time to time of ADSs (incorporated by reference to our registration statement on Form F-4 (File No. 333-14020) filed on October 18, 2001).

2.2	Form of Foreign Investment Contract among Banco de A. Edwards, Citibank, N.A. and the Central Bank of Chile relating to the foreign exchange treatment of an investment in ADSs, together with an English translation thereof (incorporated by reference to Banco de A. Edwards’ registration statement on Form F-1 (Registration No. 33-97594) filed on September 29, 1995).

2.3	Amendment to Foreign Investment Contract among Banco de Chile (as successor to Banco de A. Edwards), Morgan Guaranty Trust Company of New York and the Central Bank of Chile, dated January 2, 2002, together with an English translation thereof (filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2001, and incorporated herein by reference).

3.1	Master Joint Venture Agreement between Quiñenco S.A., Citigroup, Inc. and Citibank Overseas Investment Corporation, dated July 19, 2007 (English translation) (filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2007, and incorporated herein by reference).

3.2	Shareholders Agreement between Quiñenco, S.A., Citigroup Chile S.A. and the minority shareholders of LQIF, dated December 27, 2007 (English translation) (filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2007, and incorporated herein by reference).

3.3	Amendment to the Master Joint Venture Agreement between Quiñenco S.A., Citigroup, Inc. and Citibank Overseas Investment Corporation, dated December 19, 2008 (English translation) (filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2008, and incorporated herein by reference).

4.1	Merger Agreement between Banco de Chile and Citibank Chile, dated December 26, 2007 (English translation) (filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2007, and incorporated herein by reference).

4.2	Cooperation Agreement between Banco de Chile and Citigroup Inc., dated December 27, 2007 (English translation) (filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2007, and incorporated herein by reference).

4.3	Global Connectivity Agreement between Banco de Chile and Citigroup Inc., dated December 27, 2007 (English translation) (filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2007, and incorporated herein by reference).

4.4	Asset Purchase Agreement between Banco de Chile and Citibank, N.A., dated December 31, 2007 (English translation) (filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2007, and incorporated herein by reference).

4.5	Trademark License Agreement between Banco de Chile and Citigroup Inc., dated December 27, 2007 (English translation) (filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2007, and incorporated herein by reference).

4.6	First Supplementary Agreement to the Cooperation Agreement between Banco de Chile and Citigroup Inc., dated February 27, 2009 (English translation) (filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2008, and incorporated herein by reference).

4.7	First Supplementary Agreement to the Global Connectivity Agreement between Banco de Chile and Citigroup Inc., dated February 27, 2009 (English translation) (filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2008, and incorporated herein by reference).

4.8	Amendment to the Trademark License Agreement between Banco de Chile and Citigroup Inc., dated February 27, 2009 (English translation) (filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2008, and incorporated herein by reference).

4.9	Master Services Agreement between Banco de Chile and Citigroup, Inc., dated September 25, 2009.

8.1	List of subsidiaries.

11.1	Code of Professional Ethics (English translation) (filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2008, and incorporated herein by reference).

12.1	Certification under Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification under Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification under Section 906 of the Sarbanes-Oxley Act of 2002.

Omitted from the exhibits filed with this annual report are certain instruments and agreements with respect to our long-term debt, none of which authorizes securities in a total amount that exceeds 10% of our total assets. We hereby agree to furnish to the Securities and Exchange Commission copies of any such omitted instruments or agreements as the Securities and Exchange Commission requests.

Consolidated Financial Statements

BANCO DE CHILE AND SUBSIDIARIES

January 1, 2008, December 31, 2008 and 2009

Index

F-2	Report of Independent Registered Public Accounting Firm
F-3	Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting
F-5	Consolidated Statement of Financial Position
F-6	Consolidated Statement of Comprehensive Income
F-8	Consolidated Statement of Changes in Equity
F-9	Consolidated Statement of Cash Flows
F-10	Notes to the Consolidated Financial Statements

Ch$ or CLP	=	Chilean pesos
MCh$	=	Millions of Chilean pesos
US$ or USD	=	U.S. dollars
ThUS$	=	Thousands of U.S. dollars
JPY	=	Japanese yen
EUR	=	Euro
U.F. or CLF	=	Unidad de fomento
(The unidad de fomento is an inflation-indexed, Chilean peso denominated monetary unit set daily in advance on the basis of the previous month’s inflation rate).

BANCO DE CHILE AND SUBSIDIARIES

Ernst & Young Chile Huérfanos 770, piso 5 Santiago

Tel: 56 2 676 1000 Fax: 56 2 676 1010 www.ey.com/cl

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Banco de Chile:

We have audited the accompanying consolidated financial statements of Banco de Chile and its subsidiaries (the “Bank”) which comprise the consolidated statements of financial position as of December 31, 2009 and 2008 and January 1, 2008, and the related consolidated statements of comprehensive income, shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2009. These consolidated financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Banco de Chile and subsidiaries at December 31, 2009 and 2008 and January 1, 2008, and the consolidated results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2009, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Bank’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 25, 2010, expressed an unqualified opinion thereon.

ERNST & YOUNG LIMITADA

Santiago, Chile, June 25, 2010

Ernst & Young Chile Huérfanos 770, piso 5 Santiago

Tel: 56 2 676 1000 Fax: 56 2 676 1010 www.ey.com/cl

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Banco de Chile:

We have audited Banco de Chile and subsidiaries’ internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Banco de Chile’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

Ernst & Young Chile Huérfanos 770, piso 5 Santiago

Tel: 56 2 676 1000 Fax: 56 2 676 1010 www.ey.com/cl

In our opinion, Banco de Chile maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the 2009 consolidated financial statements of Banco de Chile and our report dated June 25, 2010, expressed an unqualified opinion thereon.

ERNST & YOUNG LIMITADA

Santiago, Chile, June 25, 2010

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As of January 1, 2008, December 31, 2008 and 2009

(Expressed in millions of Chilean pesos)

	Notes	January 1, 2008 MCh$	2008 MCh$	2009 MCh$	2009 ThUS$
ASSETS
Cash and due from banks	9	331,517	751,223	727,553	1,436,631
Transactions in the course of collection	9	542,579	807,625	526,051	1,038,744
Financial assets held-for-trading	10	928,634	626,864	351,590	694,252
Receivables from Repurchase Agreements and Security Borrowing	11	69,130	75,519	79,401	156,786
Derivative instruments	12	81,048	902,351	565,986	1,117,600
Loans and advance to banks	13	278,591	321,992	448,981	886,561
Loans to customers, net	14	10,424,603	13,460,464	12,879,155	25,431,264
Financial assets available-for-sale	15	1,062	1,073,552	1,267,774	2,503,355
Investments in other companies	16	7,942	11,293	10,494	20,722
Intangible assets	17	25,520	94,324	88,182	174,125
Property and equipment	18	199,403	211,379	205,847	406,467
Investment properties	19	16,459	18,397	17,840	35,227
Current tax assets	20	—	—	—	—
Deferred tax assets, net	20	16,033	21,868	49,733	98,203
Assets classified as held-for-sale	8	413,062	—	—	—
Other assets	21	449,798	251,487	282,872	558,561

TOTAL ASSETS		13,785,381	18,628,338	17,501,459	34,558,498

LIABILITIES
Current accounts and other demand deposits	22	2,285,357	3,007,261	3,718,076	7,341,737
Transactions in the course of payment	9	308,623	479,789	325,056	641,858
Payables from Repurchase Agreements and Security Lending	11	355,183	420,658	308,028	608,234
Saving accounts and time deposits	23	6,393,113	8,472,590	7,427,481	14,666,353
Derivative instruments	12	120,162	863,514	538,240	1,062,812
Borrowings from financial institutions	24	857,329	1,498,549	1,368,226	2,701,708
Debt issued	25	1,615,927	1,900,087	1,587,998	3,135,671
Other financial obligations	26	63,041	93,708	176,150	347,827
Current tax liabilities	20	5,922	9,053	39,018	77,045
Deferred tax liabilities, net	20	—	—	—	—
Provisions	27	79,090	121,215	88,607	174,964
Employee benefits	28	34,991	45,912	43,202	85,307
Liabilities classified as held-for-sale	8	385,408	—	—	—
Other liabilities	29	228,656	210,684	280,392	553,668

TOTAL LIABILITIES		12,732,802	17,123,020	15,900,474	31,397,184

EQUITY
Attributable to equity holders of the parent:
Capital		811,330	1,106,491	1,158,752	2,288,079
Reserves		1,176	84,890	185,207	365,711
Other comprehensive income		(4,055)	(14,320)	8,780	17,337
Retained earnings:
Retained earnings from previous periods		72,713	72,713	65,023	128,394
Income for the year		242,288	365,052	261,744	516,841
Less:
Provision for minimum dividends		(70,874)	(109,516)	(78,524)	(155,054)
Non-controlling interest		1	8	3	6

TOTAL EQUITY	31	1,052,579	1,505,318	1,600,985	3,161,314

TOTAL LIABILITIES AND EQUITY		13,785,381	18,628,338	17,501,459	34,558,498

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

for the years ended December 31, 2008 and 2009

(Expressed in million of Chilean pesos)

	Notes	2008 MCh$	2009 MCh$	2009 ThUS$

A. STATEMENT OF INCOME
Interest revenue	32	1,659,350	900,407	1,777,949
Interest expense	32	(893,081)	(232,028)	(458,164)

Net interest income		766,269	668,379	1,319,785

Income from fees and commissions	33	275,891	296,009	584,501
Expenses from fees and commissions	33	(40,702)	(44,793)	(88,449)

Net fees and commissions income		235,189	251,216	496,052

Net financial operating income	34	384,836	(138,179)	(272,849)
Foreign exchange transaction, net	35	(353,012)	220,999	436,386
Other operating income	40	30,937	22,190	43,816

Total operating revenues		1,064,219	1,024,605	2,023,190

Provisions for loan losses	36	(149,374)	(241,345)	(476,561)

OPERATING REVENUES, NET OF PROVISIONS FOR LOAN LOSSES		914,845	783,260	1,546,629

Personnel expenses	37	(305,555)	(256,782)	(507,043)
Administrative expenses	38	(176,564)	(167,214)	(330,182)
Depreciation and amortization	39	(39,070)	(36,447)	(71,968)
Other operating expenses	41	(35,312)	(21,522)	(42,497)

TOTAL OPERATING EXPENSES		(556,501)	(481,965)	(951,690)

NET OPERATING INCOME		358,344	301,295	594,939

Income attributable to associates	16	3,564	840	1,659

Income before income taxes		361,908	302,135	596,598
Income taxes	20	(35,313)	(40,389)	(79,753)

NET INCOME FROM CONTINUED OPERATIONS, NET OF TAXES		326,595	261,746	516,845

NET INCOME FROM DISCONTINUED OPERATIONS, NET OF TAXES		38,459	—	—

NET INCOME FOR THE YEAR		365,054	261,746	516,845

Attributable to:
Equity holders of the parent		365,052	261,744	516,841
Non-controlling interest		2	2	4

Net income per share from continued operations attributable to equity holders of the parent:		$	$	US$
Basic net income		4.04	3.18	0.007
Diluted net income		4.04	3.18	0.007
Net income per share from discontinued operations attributable to equity holders of the parent:
Basic net income		0.48	—	—
Diluted net income		0.48	—	—

The accompanying notes 1 to 48 are an

integral part of these consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

for the years ended December 31, 2008 and 2009

(Expressed in million of Chilean pesos)

	2008 MCh$	2009 MCh$	2009 ThUS$
B. CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

NET INCOME FOR THE YEAR	365,054	261,746	516,845

OTHER COMPREHENSIVE INCOME

Net unrealized gains (losses):
Net change in unrealized gains (losses) on available for sale instruments	(17,292)	27,941	55,172
Cumulative translation adjustment	4,087	(91)	(180)

Other comprehensive income before income taxes	(13,205)	27,850	54,992

Income tax related to other comprehensive income	2,940	(4,750)	(9,379)

Total other comprehensive income items	(10,265)	23,100	45,613

TOTAL CONSOLIDATED COMPREHENSIVE INCOME	354,789	284,846	562,458

Attributable to:
Equity holders of the parent	354,787	284,844	562,454
Non-controlling interest	2	2	4

Comprehensive net income per share from continued operations attributable to equity holders of the parent:	$	$	US$
Basic net income	4.39	3.47	0.007
Diluted net income	4.39	3.47	0.007

Comprehensive net income per share from discontinued operations attributable to equity holders of the parent:
Basic net income	—	—	—
Diluted net income	—	—	—

The accompanying notes 1 to 48 are an

integral part of these consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

for the years ended December 31, 2008 and 2009

(Expressed in million of Chilean pesos)

		Reserves		Other comprehensive income		Retained earnings
	Paid-in Capital	Other reserves	Reserves from earnings	Unrealized gains (losses) on available-for-sale	Cumulative translation adjustment	Retained earnings from previous periods	Income for the year	Provision for minimum dividends	Attributable to equity holders of the parent	Non-controlling interest	Total equity
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2008	811,330	(84,738)	85,914	—	(4,055)	72,713	242,288	(70,874)	1,052,578	1	1,052,579
Capital increase as result of the business combinations	277,791	83,714	—	—	—	—	22,175	—	383,680	9	383,689
Subscription and payment of shares	17,370	—	—	—	—	—	—	—	17,370	—	17,370
Dividends paid	—	—	—	—	—	—	(264,463)	70,874	(193,589)	—	(193,589)
Cumulative translation adjustment	—	—	—	—	4,087	—	—	—	4,087	—	4,087
Valuation adjustment on available-for- sale instruments (net)	—	—	—	(14,352)	—	—	—	—	(14,352)	—	(14,352)
Merger of subsidiaries	—	—	—	—	—	—	—	—	—	(4)	(4)
Income for the year	—	—	—	—	—	—	365,052	—	365,052	2	365,054
Provision for minimum dividends	—	—	—	—	—	—	—	(109,516)	(109,516)	—	(109,516)

Balances as of December 31, 2008	1,106,491	(1,024)	85,914	(14,352)	32	72,713	365,052	(109,516)	1,505,310	8	1,505,318

Capitalization of retained earnings	52,261	100,317	—	—	—	(7,690)	(144,888)	—	—	—	—
Dividends paid	—	—	—	—	—	—	(220,164)	109,516	(110,648)	—	(110,648)
Cumulative translation adjustment	—	—	—	—	(91)	—	—	—	(91)	—	(91)
Valuation adjustment on available-for-sale instruments (net)	—	—	—	23,191	—	—	—	—	23,191	—	23,191
Merger of subsidiaries	—	—	—	—	—	—	—	—	—	(7)	(7)
Income for the year		—	—	—	—	—	261,744	—	261,744	2	261,746
Provision for minimum dividends	—	—	—	—	—	—	—	(78,524)	(78,524)	—	(78,524)

Balances as of December 31, 2009	1,158,752	99,293	85,914	8,839	(59)	65,023	261,744	(78,524)	1,600,982	3	1,600,985

The accompanying notes 1 to 48 are an

integral part of these consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

for the years ended December 31, 2008 and 2009

(Expressed in million of Chilean pesos)

		2008	2009	2009
	Notes	MCh$	MCh$	ThUS$
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income for the year		365,054	261,746	516,845
Items that do not represent cash flows:
Depreciation and amortization	39	39,070	36,447	71,968
Provision for loan losses	36	189,022	268,224	529,637
Fair value adjustment of Financial assets held-for-trading		(2,836)	5,669	11,194
(Income) loss attributable to associates	16	(3,324)	(576)	(1,137)
Net (gain) on sales of assets received in lieu of payment	34	(7,570)	(5,212)	(10,292)
Net (gain) loss on sales of property and equipment		118	(83)	(164)
Other credits which do not represent cash flows		(92,234)	(87,379)	(172,539)
Net changes in interest and fee accruals		(203,828)	23,727	46,851

Changes in assets and liabilities that affect operating cash flows:
(Increase) decrease in loans and advances to banks, net		202,577	(127,011)	(250,797)
(Increase) decrease in loans to customers, net		(1,535,747)	319,902	631,681
(Increase) decrease in Financial assets held-for-trading, net		423,289	289,816	572,273
Increase (decrease) in current accounts and other demand deposits		110,139	711,326	1,404,589
Increase (decrease) in payables from repurchase agreements and security lending		27,748	(112,602)	(222,345)
Increase (decrease) in saving accounts and time deposits		1,003,026	(880,371)	(1,738,386)

Total cash flows from operating activities		514,504	703,623	1,389,378

CASH FLOWS FROM INVESTING ACTIVITIES:
(Increase) decrease in financial assets available-for-sale		(859,655)	(183,233)	(361,813)
Purchases of property and equipment	18	(16,565)	(15,325)	(30,261)
Proceeds from sales of property and equipment		778	326	644
Payments for business combinations, net of cash acquired		285,583	—	—
Proceeds from sale of US branches		64,596	—	—
Investments in other companies		(6,311)	—	—
Proceeds from sale investment in other companies	16	(1,785)	169	334
Dividends received from investments in other companies	16	1,015	1,002	1,979
Proceeds from sale of assets received in lieu of payment		12,040	8,695	17,169
(Increase) decrease in other assets and liabilities		(92,960)	(226,460)	(447,169)

Total cash flows from investing activities		(613,264)	(414,826)	(819,117)

CASH FLOWS FROM FINANCING ACTIVITIES:
Increase (decrease) in borrowings from financial institutions		214,723	181,670	358,727
Increase (decrease) in other financial obligations		(86,427)	81,740	161,404
Borrowings from Central Bank (long-term)		470	130	257
Payment of borrowings from Central Bank (long-term)		(769)	(315)	(622)
Long-term foreign borrowings		1,666,426	905,831	1,788,660
Payment of long-term foreign borrowings		(1,176,750)	(1,165,972)	(2,302,336)
Other long-term borrowings		40,970	30,201	59,635
Payment of other long-term borrowings		(617)	(27,926)	(55,143)
Increase in mortgage finance bonds		3,487	416	821
Repayment of mortgage finance bonds		(96,439)	(60,094)	(118,662)
Proceeds from bond issuances	25	211,126	21,137	41,737
Redemption from bond issuances		(21,778)	(154,822)	(305,713)
Subscription and payment of shares		17,370	—	—
Dividends paid		(264,463)	(220,164)	(434,737)

Total cash flows from financing activities		507,329	(408,168)	(805,972)

TOTAL NET POSITIVE (NEGATIVE) CASH FLOWS FOR THE YEAR		408,569	(119,371)	(235,711)

Cash and cash equivalents at beginning of year		798,988	1,207,557	2,384,450

Cash and cash equivalents at end of year	9	1,207,557	1,088,186	2,148,739

The accompanying notes 1 to 48 are an

integral part of these consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of January 1, 2008, December 31, 2008 and 2009

(Expressed in million of Chilean pesos)

1. Company Information:

Banco de Chile, resulting from the merger of Banco Nacional de Chile, Banco Agrícola and Banco de Valparaíso, was formed on October 28, 1893 in the city of Santiago, in the presence of the Notary Eduardo Reyes Lavalle.

Banco de Chile (“Banco de Chile” or the “Bank”) is a Corporation organized under the laws of the Republic of Chile, regulated by the Superintendency of Banks and Financial Institutions (“SBIF”). Since 2001 – when the Bank was first listed on the New York Stock Exchange (“NYSE”), in the course of its American Depository Receipt (ADR) program, which is also registered at the London Stock Exchange – Banco de Chile additionally follows the regulations published by the United States Securities and Exchange Commission (“SEC”). Banco de Chile’s shares are also listed on the Latinamerican securities market of the Madrid Stock Exchange (“LATIBEX”).

Banco de Chile offers a broad range of banking services to its customers, ranging from individuals to large corporations. The services are managed in large corporate banking, middle and small corporate banking, personal banking services and retail. Additionally, the Bank offers international as well as treasury banking services. The Bank’s subsidiaries provide other services including securities brokerage, mutual fund management, factoring, insurance brokerage, financial advisory and securitization.

Banco de Chile’s legal domicile is Ahumada 251, Santiago, Chile and its Web site is www.bancochile.cl.

The consolidated financial statements of the Group for the year ended December 31, 2009 were authorized for issuance in accordance with the directors’ resolution on June 25, 2010.

2. Summary of Significant Accounting Principles:

(a)	Basis of preparation:

The Bank’s consolidated financial statements for the year 2008 and 2009 have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the IASB.

The consolidated financial statements comprise the consolidated income statement and statement of comprehensive income, the statements of financial position, changes in equity and cash flows and the related notes. The consolidated financial statements have been prepared under the historical cost convention, except for available-for-sale financial assets, financial assets and financial liabilities designated at fair value through profit or loss and derivative contracts, which have been measured at fair value.

Banco de Chile and subsidiaries classify its expenses according to the nature of expense method.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

2. Summary of Significant Accounting Principles, continued:

(a)	Basis of preparation, continued:

The consolidated statement of cash flows shows the changes in cash and cash equivalents arising from operating activities, investing activities and financing activities during the period.

(b)	Basis of consolidation:

The financial statements of Banco de Chile as of and for the years ended December 31, 2008 and 2009 have been consolidated with those of its subsidiaries.

(i)	Subsidiaries

Subsidiaries are entities controlled by the Bank which is the parent of the group. The Bank controls entities when it has the power to govern the financial and operating policies of the entity, generally accompanying a shareholding, either directly or indirectly, of more than one half of the voting rights. The existence of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Bank controls an entity.

The financial statements of the subsidiaries are included in the consolidated financial statements from the date control is obtained until the loss of control. The financial statements have been prepared using uniform accounting policies for similar transactions and other events under equivalent circumstances.

(ii)	Associates

An associate is an entity over which’s operating and financial management policy decisions the Bank has significant influence, yet in which it does not hold a controlling interest. Significant influence is generally presumed when the Bank holds between 20% and 50% of the voting rights. The existence of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Bank has significant influence. Investments in associates are accounted for using the equity method. Other factors considered when determining whether the Bank has significant influence over another entity are the representation on the board of directors and the existence of material intercompany transactions. The existence of these factors could require the application of the equity method for a particular investment even though the Bank’s holdings are for less than 20% of the voting stock.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

2. Summary of Significant Accounting Principles, continued:

(b)	Basis of consolidation, continued:

(ii)	Associates, continued

According to the equity method, the Bank’s investments in associates are initially recorded at cost, and subsequently increased (or decreased) to reflect both the Bank’s prorata share of the post-acquisition net income (or loss) of the associate and other movements directly recognized in the associate´s equity. Goodwill arising on the acquisition of an associate is included in the carrying value of the investment (net of any accumulated impairment loss). Since goodwill is not reported separately associates are not tested individually for impairment. Rather, the entire investment is tested for impairment as follows.

After the application of the equity method, the Bank determines whether it is necessary to recognize an additional impairment loss on the Bank’s investment in its associates. The Bank determines at each reporting date whether there is objective evidence that the investment in the associate is impaired. If this is the case, the Bank calculates the amount of impairment as the difference between the recoverable amount of the associate and its carrying value and recognizes the amount in its income statement.

(iii)	Special purpose entities

Special purpose entities (SPEs) are generally created to comply with a specific and well-defined objective, such as securitizing specific assets or carrying out a specific loan transaction. A SPE is consolidated if, based on an assessment of its relationship with the Bank and the risks and benefits of the SPE, the Bank concludes that it has control. As of December 31, 2008 and 2009, the Bank does not control any SPEs.

(iv)	Fund management

The Bank manages assets maintained in common investment funds and other investment products on behalf of investors. The financial statements of these entities are not included in these consolidated financial statements except when the Bank controls the entity. The Bank does not control or consolidate any of these funds.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

2. Summary of Significant Accounting Principles, continued:

(b)	Basis of consolidation, continued:

(v)	Subsidiaries:

The following table details the entities in which the Bank—directly or indirectly – owns a controlling interest and that are therefore consolidated in these financial statements:

			Functional	Interest Owned
Rut	Subsidiaries	Country	Currency	Direct			Indirect			Total
				January 1, 2008%	2008%	2009%	January 1, 2008%	2008%	2009%	January 1, 2008%	2008%	2009%
41,203,351-5	Banco de Chile Sucursal New York	USA	US$	100.00	—	—	—	—	—	100.00	—	—
41,203,350-7	Banco de Chile Sucursal Miami	USA	US$	100.00	—	—	—	—	—	100.00	—	—
44,000,213-7	Banchile Trade Services Limited	Hong Kong	US$	100.00	100.00	100.00	—	—	—	100.00	100.00	100.00
96,767,630-6	Banchile Administradora General de Fondos S.A.	Chile		$99.98	99.98	99.98	0.02	0.02	0.02	100.00	100.00	100.00
96,543,250-7	Banchile Asesoría Financiera S.A.	Chile		$99.96	99.96	99.96	—	—	—	99.96	99.96	99.96
77,191,070-K	Banchile Corredores de Seguros Ltda.	Chile		$99.75	99.83	99.83	0.25	0.17	0.17	100.00	100.00	100.00
96,894,740-0	Banchile Factoring S.A.	Chile		$99.75	99.75	99.75	0.25	0.25	0.25	100.00	100.00	100.00
96,571,220-8	Banchile Corredores de Bolsa S.A. (*)	Chile		$99.68	99.68	99.70	0.32	0.32	0.30	100.00	100.00	100.00
96,932,010-K	Banchile Securitizadora S.A.	Chile		$99.00	99.00	99.00	1.00	1.00	1.00	100.00	100.00	100.00
96,645,790-2	Socofin S.A.	Chile		$99.00	99.00	99.00	1.00	1.00	1.00	100.00	100.00	100.00
96,510,950-1	Promarket S.A.	Chile		$99.00	99.00	99.00	1.00	1.00	1.00	100.00	100.00	100.00
96,942,770-2	Citibank Agencia de Valores S.A. (*)	Chile		$—	99.90	—	—	—	—	—	99.90	—

(*)	See Note 6 (e).

Significant intercompany transactions and balances between the Bank and its subsidiaries and among its subsidiaries have been eliminated for consolidation purposes. Any non-controlling interest is recognized as a separate item within the Bank’s consolidated equity.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

2. Summary of Significant Accounting Principles, continued:

(c)	Non-controlling interest:

Non-controlling interest represents the share of losses, income and net assets that the Bank does not control, neither directly nor indirectly. It is presented as a separate item in the Consolidated Statement of Comprehensive Income and the Consolidated Statement of Financial Position.

(d)	Use of estimates and judgment:

Preparing financial statements requires management to make judgments, estimations and assumptions that affect the application of accounting policies and the valuation of assets, liabilities, income and expenses presented. Real results could differ from these estimated amounts.

Relevant estimates and assumptions are reviewed regularly by the upper management in order to quantify certain assets, liabilities, income, expenses and uncertainties. Revisions to accounting estimates are recognized in the year in which the estimate is revised and in any future period that is affected.

Some accounting matters particularily underlie uncertainties and therefore require a considerable degree of estimation and critical judgment when applying accounting policies. Details on the use of estimates and judgment and their effect on the amounts recognized in the financial statement are included in the following notes:

•	Provisions for loan losses

•	Impairment of other financial assets

•	Impairment of non-financial assets

•	Employee benefits

•	Useful lives of property, equipment and intangible assets

•	Goodwill valuation

•	Commitments and contingencies

•	Fair value of financial assets and liabilities

•	Deferred taxes

(e)	Financial asset and liability valuation criteria:

Measurement is the process of determining the monetary amounts at which the elements of the financial statements are to be recognized and carried in the Statement of Financial Position and the Comprehensive Income. This involves selecting the particular basis or method of measurement.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

2. Summary of Significant Accounting Principles, continued:

(e)	Financial asset and liability valuation criteria, continued:

These bases or methods include the following:

(i)	Recognition

Initially, the Bank and its subsidiaries recognize loans to customers, trading and investment securities, deposits, debt issued and subordinate liabilities on the date they originated. Purchases and sales of financial assets performed on a regular basis are recognized as of the trade date on which the Bank committed to purchase or sell the asset. All other assets and liabilities (including assets and liabilities at fair value through profit and loss) are initially recognized as of the trade date on which the Bank becomes a party to the contractual provisions of the instrument.

Financial assets or liabilities are initially recognized at fair value plus transaction costs directly attributable to their purchase or issuance.

(ii)	Derecognition of financial assets and liabilities

The Bank and its subsidiaries derecognize a financial asset (or where applicable part of a financial asset) from its Statement of Financial Position when the contractual rights to the cash flows of the financial asset have expired or when the contractual rights to receive the cash flows of the financial asset are transferred during a transaction in which all ownership risks and rewards of the financial asset are transferred. Any portion of transferred financial assets that is created or retained by the Bank is recognized as a separate asset or liability. The bank does not enter into ‘pass-through’- arrangements.

When the Bank transfers a financial asset, it assesses to what extent it has retained the risks and rewards of ownership. In this case:

(a)	If substantially all risks and rewards of ownership of the financial asset have been transferred, it is derecognized and any rights or obligations created or retained upon transfer are recognized separately as assets or liabilities.

(b)	If substantially all risks and rewards of ownership of the financial asset have been retained, the Bank continues to recognize it.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

2. Summary of Significant Accounting Principles, continued:

(e)	Financial asset and liability valuation criteria, continued:

(ii)	Derecognition of financial assets and liabilities, continued

(c)	If substantially all risks and rewards of ownership of the financial asset are neither transferred nor retained, the Bank will determine if it has retained control of the financial asset. In this case:

(i)	If it has not retained control, the financial asset will be derecognized and any rights or obligations created or retained upon transfer will be recognized separately as assets or liabilities.

(ii)	If the entity has retained control, it will continue to recognize the financial asset to the extent of its continuing involvement in the financial asset.

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires.

If an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of the existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in the income statement.

(iii)	Offsetting

Financial assets and liabilities are offset and the net amount is reported in the Statement of Financial Position if, and only if, the Bank has the legally enforceable right to set off the recognized amounts and there is an intention to settle on a net basis or to realize an asset and settle the liability simultaneously.

Income and expenses are shown net only if accounting standards allow such treatment, or in the case of gains and losses arising from a group of similar transactions such as the Bank’s trading activities.

(iv)	Valuation at amortized cost

Amortized cost is the amount at which a financial asset or liability is measured at initial recognition minus principal repayments, plus or minus the cumulative amortization (calculated using the effective interest rate method) of any difference between that initial amount and the maturity amount and minus any reduction for impairment.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

2. Summary of Significant Accounting Principles, continued:

(e)	Financial asset and liability valuation criteria, continued:

(v)	Fair value measurements

Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction.

When available, the Bank estimates the fair value of an instrument using quoted prices in an active market for that instrument. A market is considered active if quoted prices are readily and regularly available and represent actual and regularly occurring market transactions on an arm’s length basis.

If a market for a financial instrument is not active, the Bank establishes fair value using a valuation technique. These valuation techniques include the use of recent market transactions between knowledgeable, willing parties in an arm’s length transaction, if available, as well as references to the fair value of other instruments that are substantially the same, discounted cash flows and options pricing models.

The chosen valuation technique makes maximum use of observable market data, relies as little as possible on estimates performed by the Bank, incorporates factors that market participants would consider in setting a price and is consistent with accepted economic methodologies for pricing financial instruments. Inputs into valuation technique reasonably represent market expectations and include risk and return factors that are inherent in the financial instrument. Periodically, the Bank calibrates the valuation technique and tests it for validity using prices from observable current market transactions in the same instrument or based on any available observable market data.

The best evidence of the fair value of a financial instrument at initial recognition is the transaction price (i.e. the fair value of the consideration given or received) unless the fair value of that instrument is evidenced by comparison with other observable current market transactions in the same instrument (i.e. without modification or repackaging) or based on a valuation technique whose variables include only data from observable markets. When transaction price provides the best evidence of fair value at initial recognition, the financial instrument is initially measured at the transaction price and any difference between this price and the value initially obtained from a valuation model is subsequently recognized in income depending on the individual facts and circumstances of the transaction but not later than the valuation is supported wholly by observable market data or the transaction is closed out.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

2. Summary of Significant Accounting Principles, continued:

(e)	Financial asset and liability valuation criteria, continued:

(v)	Fair value measurements, continued

Generally, the Bank has assets and liabilities that offset each other’s market risks. In these cases, average market prices are used as a basis for establishing these values. In the case of open positions, the Bank applies the current offer or buyer price, as appropriate, for the net open position. Fair values reflect the credit risk of the instrument and include adjustments to account for the credit risk of the issuer, as appropriate.

Fair value estimates obtained from models are adjusted for any other factors, such as liquidity risk or model uncertainties; to the extent that the Bank believes that a third-party market participant would take them into account in pricing a transaction.

When the transaction price is different to the fair value from other observable current market transactions in the same instrument or based on a valuation technique whose variables include only data from observable markets, the Bank immediately recognizes the difference between the transaction price and fair value (a “Day 1” profit or loss) in “Net financial operating income”. In cases where fair value is determined using data which is not observable, the difference between the transaction price and model value is only recognized in the income statement when the inputs become observable, or when the document is derecognized.

The Bank’s fair value disclosures are included in Note 43.

(f)	Transactions in foreign currency:

(i)	Presentation and functional currency

The items included in the financial statements of each of the entities of Banco de Chile and its subsidiaries are valued using the currency of the primary economic environment in which it operates (functional currency). The functional currency of Banco de Chile is the Chilean peso, which is also the currency used to present the entity’s consolidated financial statements.

(ii)	Transactions and balances

Transactions in currencies other than the functional currency are considered to be in foreign currency and are initially recorded at the exchange rate of the functional currency on the transaction date. Monetary assets and liabilities denominated in foreign currencies are converted using the exchange rate of the functional currency as of the date of the Statement of Financial Position. All differences are recorded as a charge or credit to income.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

2. Summary of Significant Accounting Principles, continued:

(f)	Transactions in foreign currency, continued:

(ii)	Transactions and balances, continued

Assets and liabilities in foreign currencies are shown at their equivalent value in Chilean pesos, calculated using the following exchange rates as of January 1, 2008, December 31, 2008 and 2009, Ch$495.82, Ch$629.11 and Ch$506.43 to US$1, Ch$4.47, Ch$6.98 and Ch$5.51 per JPY1, Ch$725.73, Ch$889.33 and Ch$727.21 per Euro1.

The loss of MCh$353,012 in 2008 and the income of MCh$220,999 in 2009 for net foreign exchange income shown in the Consolidated Statement of Comprehensive Income, includes recognition of the effects of exchange rates variations on assets and liabilities in foreign currency or indexed to exchange rates, and the result of foreign exchange transactions conducted by the Bank and its subsidiaries.

(g)	Segment reporting:

The Bank’s operating segments are defined based on its different business units, considering the following factors:

(i)	That it develops business activities from which income is obtained and expenses are incurred (including income and expenses relating to transactions with other components of the same entity).

(ii)	That its operating results are reviewed regularly by the entity’s highest decision-making authority for operating decisions, to decide about resource allocation for the segment and evaluate its performance; and

(iii)	That separate financial information is available.

(h)	Cash and cash equivalents:

Cash and cash equivalents correspond to the account “Cash and due from banks”, plus (minus) the net balance of transactions in the course of collection that are shown in the Consolidated Statement Financial Position, plus short-term repurchase agreements. It also includes investments in fixed-income mutual funds that are presented in “Other Assets” in the Consolidated Statement of Financial Position.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

2. Summary of Significant Accounting Principles, continued:

(i)	Financial assets held-for-trading:

Financial assets held-for-trading consist of debt instruments, including money-market paper, traded corporate and bank loans, and equity instruments, as well as financial assets with embedded derivatives acquired in order to generate profits from short-term price fluctuations or as a result of brokerage activities, or which are part of a portfolio on which a short-term profit-generating pattern exists.

Financial assets held-for-trading are stated at their fair market value as of the Statement of Financial Position date. Gains or losses from their fair market value adjustments, as well as gains or losses from trading activities, are included in “Net financial operating income” in the Consolidated Statement of Comprehensive Income. Dividends, interest and indexations are reported as “Net financial operating income”.

All purchases and sales of financial assets held-for-trading that must be executed within the period established by market regulations or conventions are recorded using the trade date, which is the date on which the purchase or sale of the asset is committed. Any other purchase or sale is treated as a derivative (forward) until settlement occurs.

(j)	Repurchase agreements and security lending and borrowing transactions:

The Bank engages in transactions with repurchase agreements as a form of investment. The securities purchased under these agreements are not recognized on the Bank’s Statement of Financial Position. The consideration paid is recognized under “Receivables from Repurchase Agreements and Security Lending” reflecting the transaction’s economic substance as a loan granted by the Bank. The difference between the purchase and resale price is recorded in “Net Interest Income” and is accrued over the duration of the agreement using its effective interest rate. This treatment reflects the economic substance as a loan to the Bank.

The Bank also enters into security repurchase agreements as a form of financing. The securities sold under agreement to repurchase at a specific date in the future are not derecognized from the Statement of Financial Position as the Bank retains all the risks and rewards of ownership. The corresponding cash received is recognized in the balance sheet as an asset with a corresponding obligation to return it, including accrued interest, as a liability within “Payables from Repurchase Agreements and Security Lending”. The difference between the sale and repurchase price is treated as “Interest Expense” and is accrued over the duration of the agreement using the effective interest rate.

The treatment of security lending and borrowing transactions follows the principles laid out above. Securities borrowed are not recorded on and, securities lent are not derecognized from the Statement of Financial Position.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

2. Summary of Significant Accounting Principles, continued:

(k)	Derivative instruments:

Derivative instruments, which include foreign currency and U.F. forwards, interest rate forwards, currency and interest rate swaps, currency and interest rate options and other financial derivative instruments, are recorded in the Statement of Financial Position at fair value regardless of whether they are held-for-trading or for non-trading purposes.

The fair value is obtained from market quotes, discounted cash flows models and options valuation models, as and where applicable. Derivative contracts are reported as an asset when their fair value is positive and as a liability when negative under the item “Derivative Instruments”.

Certain embedded derivatives in other financial instruments are treated as separate derivatives when their risk and characteristics are not closely related to those of the main contract and if the contract in its entirety is not recorded at its fair value with its unrealized gains and losses included in income.

At inception, a derivative contract must be designated by the Bank as a derivative instrument for trading or hedging purposes.

Changes in the fair value of derivative contracts maintained for trading purposes are included in “Net financial operating income”, in the Consolidated Statement of Comprehensive Income.

If a derivative instrument is classified as a hedging instrument, it can be:

(1)	A hedge of the fair value of existing assets or liabilities or firm commitments, or

(2)	A hedge of cash flows related to existing assets or liabilities or forecasted transactions.

A hedge relationship for hedge accounting purposes must comply with all of the following conditions:

(a)	at the inception, the hedge relationship has been formally documented;

(b)	it is expected that the hedge would be highly effective;

(c)	the effectiveness of the hedge can be measured in a reasonable manner; and

(d)	the hedge is highly effective with respect to the hedged risk on an ongoing basis and throughout the entire hedge relationship.

Certain derivatives transactions which do not qualify for hedge accounting are treated and reported as derivatives for trading purposes even though they provide an effective hedge on the risk of net positions.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

2. Summary of Significant Accounting Principles, continued:

(k)	Derivative instruments, continued:

Fair Value Hedges

When a derivative instrument hedges the risk of changes in the fair value of an existing asset or liability, the asset or liability is recorded at its fair value with respect to the specific hedged risk. Gains or losses from fair value adjustments, both the hedged item and the derivative instrument, are recognized in income.

Should the hedged item in a fair value hedge be a firm commitment, changes in the fair value of the commitment with respect to the hedged risk are recorded as an asset or liability against net income for the year. Gains or losses from fair value adjustments of the hedging derivative are recorded in income. When an asset or liability is acquired as a result of the commitment, the initial recognition of the asset or liability acquired is adjusted to incorporate the accumulated effect of the valuation at fair value of the firm commitment, which was previously recorded in the Statement of Financial Position.

Cash Flow Hedges

When a derivative hedges the risk of changes in the cash flows of existing assets or liabilities or forecasted transactions, the effective portion of changes in the fair value related to the hedged risk is recorded in equity net on income taxes. Any ineffective portion is directly recorded in income. The accumulated amounts recorded in equity are transferred to income at the moment that the hedged item affects income.

(l)	Loans to customers:

Loans to customers include originated and purchased non-derivative financial assets with fixed or determinable payments that are not quoted on an active market and which the Bank does not intend to sell immediately or in the short-term.

(i)	Valuation method

Loans are subsequently measured at amortized cost using the effective interest rate method.

(ii)	Lease contracts

Accounts receivable relating to leasing contracts, included under the caption “Loans to customers”, correspond to periodic rent installments of contracts which meet the definition to be classified as financial leases and are presented at their nominal value net of unearned interest as of each year-end.

(iii)	Factoring transactions

The Bank and its subsidiary Banchile Factoring S.A. carry out factoring transactions, where they receive invoices and other commercial instruments representative of credit, with or without recourse, and they advance to the assignor a percentage of the total amounts to be collected from the original debtor.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

2. Summary of Significant Accounting Principles, continued:

(l)	Loans to customers, continued:

(iii)	Factoring transactions, continued

As of December 31, 2008 and 2009, the caption “Loans to customers” includes MCh$484,189 and MCh$343,057 respectively, corresponding to the amount advanced to the assignor plus accrued interest net of payments received.

(iv)	Impairment of loans

At each balance sheet date, Banco de Chile and subsidiaries assess whether there is objective evidence that a loan asset or a group of loans is impaired. A loan asset or a group of loans is considered impaired and impairment losses are incurred if:

(a)	there is objective evidence of impairment as a result of a loss event that occurred after the initial recognition of the asset and up to the balance sheet date (“a loss event”);

(b)	the loss event had an impact on the estimated future cash flows of the financial asset or the group of financial assets and

(c)	a reliable estimate of the loss amount can be made

Banco de Chile and subsidiaries first assess whether objective evidence of impairment exists for loans that are individually significant. It then assesses collectively for loans that are not individually significant and loans which are significant but for which no objective evidence of impairment was observed as a result of the individual assessment.

To allow management to determine whether a loss event has occurred on an individual basis, all significant counterparty relationships are reviewed periodically. This evaluation considers current information and events related to the counterparty, such as whether the counterparty experiencing significant financial difficulty or in breach of contract as, for example, default or delinquency in interest or principal payments.

If there is evidence of impairment leading to an impairment loss for an individual counterparty relationship, then the amount of the loss is determined as the difference between the carrying amount of the loan(s), including accrued interest, and the present value of expected future cash flows discounted at the loan’s original effective interest rate or the effective interest rate established upon reclassification to loans, including cash flows that may result from foreclosure less costs for obtaining and selling the collateral. The carrying amount of the loans is reduced by the use of an allowance account and the amount of the loss is recognized in the income statement as a component of the provision for credit losses.

The collective assessment of impairment is principally to establish an allowance amount relating to loans that are either individually significant but for which there is no objective evidence of impairment, or are not individually significant but for which there is, on a portfolio basis, a loss amount that is probable of having occurred and is reasonably estimable. The loss amount has two components.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

2. Summary of Significant Accounting Principles, continued:

(l)	Loans to customers, continued:

(iv)	Impairment of Loans, continued:

The first component is an allowance amount representing the incurred losses on the portfolio of smaller balance homogeneous loans, which are loans to individuals and small business customers of the private and retail business. The loans are grouped according to similar credit risk characteristics and the allowance for each group is determined using statistical models based on historical experience. The second component represents an estimate of incurred losses inherent in the group of loans that have not yet been individually identified or measured as part of the smaller-balance homogeneous loans. Loans that were found not to be impaired when evaluated on an individual basis are included in the scope of this component of the allowance.

Once a loan is identified as impaired, although the accrual of interest in accordance with the contractual terms of the loan is discontinued, the accretion of the net present value of the written down amount of the loan due to the passage of time is recognized as interest income based on the original effective interest rate of the loan.

At each balance sheet date, all impaired loans are reviewed for changes to the present value of expected future cash flows discounted at the loan’s original effective interest rate. Any change to the previously recognized impairment loss is recognized as a change to the allowance account and recorded in the income statement as a component of the provision for credit losses.

Loans are written-off when collection efforts have been exhausted, but not later than the following maximum periods:

Type of Loan	Term
Consumer loans – secured and unsecured	6 months
Other transactions – unsecured	24 months
Commercial loans – secured	36 months
Residential mortgage loans	48 months
Consumer leases	6 months
Other non-real estate lease transactions	12 months
Real estate leases (commercial or residential)	36 months

The term represents the time elapsed since the date on which payment of all or part of the obligation in default became due.

Cash recoveries on written-off loans are recorded directly in income, through the provision for credit losses in the Consolidated Statement of Comprehensive Income.

If in a subsequent period the amount of a previously recognized impairment loss decreases and the decrease is due to an event occurring after the impairment was recognized, the impairment loss is reversed by reducing the allowance account accordingly. Such reversal is recognized in profit or loss.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

2. Summary of Significant Accounting Principles, continued:

(l)	Loans to customers, continued:

(v)	Provision for contingencies resulting from the loan business:

The process to determine whether to provide for such contingencies is similar to the methodology used for loans. Any resulting amounts are recognized as an allowance in the balance sheet within other liabilities and charged to the income statement as a component of the provision for credit losses.

(m)	Financial guarantees:

In its ordinary course of business the Bank gives financial guarantees consisting of letters of credit, guarantees and acceptances. Financial guarantees are initially recognized in the financial statements at fair value being the premium received. Subsequent to initial recognition, the Bank’s liability is measured at the higher of the amount originally recognized less, when appropriate, cumulative amortization recognized in the income statement and the best estimate of expenditure required to settle the financial obligation arising as the result of the guarantee. The premium received is recognized in the income statement in “Income from Fees and Commissions” on a straight line basis over the guarantee period.

(n)	Financial assets held to maturity and available-for-sale:

Financial assets held-to-maturity include only those securities for which the Bank has the ability and intention of keeping until maturity. The remaining investments are considered as financial assets available-for-sale. The Bank reassesses on an ongoing basis whether the ability and intention to sell available-for-sale instruments remains to be given.

A financial asset classified as available-for-sale is initially recognized at its fair value plus transaction costs that are directly attributable to the acquisition of the financial asset.

Financial assets available-for-sale are subsequently measured at their fair value based on market prices or valuation models. Unrealized gains or losses as result of fair value adjustments are recorded in other comprehensive income within equity. When these investments are sold, the cumulative fair value adjustments existing within equity will be recorded directly in income under “Net financial operating income”.

Financial assets held-to-maturity are recorded at their cost plus accrued interest and indexations less impairment provisions made when the carrying amount exceeds the estimated recoverable amount.

Interest and indexations of financial assets held to maturity and available-for-sale are included in the line item “Interest revenue”.

Investment securities, which are subject to hedge accounting, are adjusted according to the rules for hedge accounting.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

2. Summary of Significant Accounting Principles, continued:

(n)	Financial assets held to maturity and available-for-sale, continued:

Purchases and sales of investment securities that must be delivered within a period established by market regulations or conventions are recorded using the trade date that is the date on which the purchase or sale of the asset is committed. Any other purchase or sale is treated as a derivative (forward) until liquidation occurs.

As of January 1, 2008, December 31, 2008 and 2009, the Bank does not hold held to maturity instruments.

(o)	Debt issued and other financial liabilities:

Financial instruments issued by the Bank, which are not designated at fair value through profit and loss, are classified under “Debt issued”, where the substance of the contractual arrangement results in the Bank having an obligation either to deliver cash or another financial asset to the holder, or to satisfy the obligation other than by the exchange of a fixed amount of cash or another financial asset for a fixed number of own equity shares.

After initial measurement, debt issued is subsequently measured at amortized cost using the effective interest rate. Amortized cost is calculated by taking into account any discount or premium on the issue and costs that are an integral part of the effective interest rate.

The Bank applies the same accounting policies for its other financial liabilities.

(p)	Intangible assets:

(i)	Goodwill

Goodwill arises on the acquisition of subsidiaries and associates representing the excess of the fair value of the purchase consideration and costs directly attributable to the acquisition over the net fair value of the Bank’s share of the identifiable assets acquired and the liabilities and contingent liabilities assumed on the date of the acquisition.

For the purpose of calculating goodwill, fair values of acquired assets, liabilities and contingent liabilities are determined by reference to market values or by discounting expected future cash flows to present value. This discounting is either performed using market rates or by using risk-free rates and risk-adjusted expected future cash flows.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

2. Summary of Significant Accounting Principles, continued:

(p)	Intangible assets, continued:

(i)	Goodwill, continued

Goodwill originating from the acquisition of subsidiaries is capitalized and reviewed for impairment annually or more frequently if there are indications that impairment may have occurred. Impairment is determined by comparing the present value of expected future cash flows from each cash generating unit with the carrying value of its net assets, including attributable goodwill and carried at cost less accumulated impairment losses. Goodwill is allocated to cash generating units for the purpose of impairment testing considering the business level at which goodwill is monitored for internal management purposes.

Impairment losses on goodwill are not reversed. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

(ii)	Software and computer programs

Computer software purchased by the Bank and its subsidiaries is accounted for at cost less accumulated amortization and impairment losses.

The subsequent expense in software assets is capitalized only when it increases the future economic benefit for the specific asset. All other expenses are recorded as an expense as incurred.

Amortization is recorded in income using the straight-line amortization method based on the estimated useful life of the software, from the date on which it is available for use. The estimated useful life of software is a maximum of 6 years.

Expense for internally developed software is recorded in income for each year.

(iii)	Other identifiable intangible assets

This item applies to identifiable intangible assets for which the cost can be reliably measured and which are likely to generate future economic benefits for the Bank.

(q)	Property and equipment:

Property and equipment is stated at cost excluding servicing cost, less accumulated depreciation and accumulated impairment. Changes in the expected useful life are accounted for by changing the depreciation period or method, as appropriate, and treated as changes in accounting estimates.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

2. Summary of Significant Accounting Principles, continued:

(q)	Property and equipment, continued:

This cost includes expenses that have been directly attributed to the asset’s acquisition.

Depreciation is recognized in income on a straight-line basis over the estimated useful lives of each part of an item of property and equipment.

Estimated useful lives for 2008 and 2009 are as follows:

Buildings	50 years
Plant and equipment	3 years
Supplies and accessories	5 years

(r)	Non-current assets held-for-sale and discontinued operations:

Non-current assets and disposal groups classified as held-for-sale are measured at the lower of carrying amount and fair value less costs to sell. Non-current assets and disposal groups are classified as held-for-sale if their carrying amounts will be recovered through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset or disposal group is available for immediate sale in its present condition.

In the Consolidated Income Statement of the reporting period, and of the comparable period of the previous year, income and expenses from discontinued operations are reported separate from income and expenses from continuing activities, down to the level of profit after taxes. The resulting profit or loss (after taxes) is reported separately in the income statement. Property and equipment as well as intangible assets once classified as held-for-sale are not depreciated or amortized.

(s)	Deferred taxes and income taxes:

The income tax provision of the Bank and its subsidiaries has been determined in conformity with current legal provisions.

The Bank and its subsidiaries recognize, when appropriate, deferred tax assets and liabilities for future estimates of tax effects attributable to temporary differences between the book and tax values of assets and liabilities. Deferred tax assets and liabilities are measured based on the tax rate expected to be applied, in accordance with current tax law, in the year that deferred tax assets are realized or liabilities are settled. The effects of future changes in tax legislation or tax rates are recognized in deferred taxes starting on the date of publication of the law approving such changes.

Deferred tax assets and liabilities are recorded at their book value as of the date the deferred taxes are measured. Deferred tax assets are recognized only when it is likely that future tax profits will be sufficient enough to recover deductions for temporary differences.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

2. Summary of Significant Accounting Principles, continued:

(t)	Assets received in lieu of payment:

Assets received in lieu of payment are classified under “Other Assets” and they are recorded at the lower of its carrying amount and fair value less costs to sell.

(u)	Investment Properties:

Investment properties are real estate assets held to earn rental income or for capital appreciation or both, but are not held-for-sale in the ordinary course of business or used for administrative purposes. Investment properties are initially measured at cost, including transaction costs. Subsequent to initial recognition they are carried at cost less accumulated depreciation and impairments using the same accounting policies as property and equipment.

(v)	Provisions and contingent liabilities:

Provisions are liabilities involving uncertainty about their amount or maturity. They are recorded in the Statement of Financial Position when the following requirements are jointly met:

i)	a present obligation has arisen from a past event and,

ii)	as of the date of the financial statements it is likely that the Bank or its subsidiaries have to disburse resources to settle the obligation and,

iii)	the amount can be reliably measured

A contingent asset or liability is any right or obligation arisen from past events whose existence will be confirmed by one or more uncertain future events which are not within the control of the Bank. Contingent assets and liabilities are not recognized in the Statement of Financial Position.

(w)	Provision for minimum dividends:

The Bank records within liabilities the portion of net income for the year that should be distributed to comply with the Corporations Law. For these purposes, the Bank establishes a provision in a complementary equity account within retained earnings.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

2. Summary of Significant Accounting Principles, continued:

(x)	Employee benefits:

(i)	Staff vacations

The annual costs of vacations and staff benefits are recognized on an accruals basis.

(ii)	Short-term benefits

The Bank has a yearly bonus plan for its employees based on their ability to meet objectives and their individual contribution to the company’s results, consisting of a given number or portion of monthly salaries. It is provisioned for based on the estimated amount to be distributed.

(iii)	Staff severance indemnities

Banco de Chile has recorded a liability for long-term severance indemnities in accordance with employment contracts it has with certain employees. The liability, which results from payments to specified retiring employees with more than 30 years of service, is recorded at the present value of the accrued benefits. It is calculated by applying an equivalent discount rate to the accrued benefits. These benefits accrue over the estimated average remaining service period.

Obligations for this defined benefit plan are valued according to the projected unit credit actuarial valuation method, using inputs such as staff turnover rates, expected growth in wages and the probability that this benefit will be used, discounted at current long-term rates (7.70% as of January 1, 2008, 8.78% as of December 31, 2008 and 4.91% as of December 31, 2009). The discount rate used corresponds to the return on bonds of the Central Bank with maturity (BCP) in 5 years.

Actuarial gains and losses are recognized as income or expense at the end of each reporting period. There is no past service costs that would have to be recognized by the Bank.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

2. Summary of Significant Accounting Principles, continued:

(y)	Equity reserves:

The equity reserves recorded in the Bank’s Statement of Financial Position include:

Reserves from Earnings:

This item includes all the reserves that were originated from earnings and that by legal or statutory dispositions, or agreements of the shareholders’ meeting, will not be distributed in the form of future dividends.

Other reserves:

This item includes all the reserves that do not come from earnings and that do not correspond to those indicated in previous items.

Unrealized gains (losses) on available-for-sale instruments:

This item comprises changes in the fair value of these instruments.

Cumulative translation adjustment:

This item is used to record exchange differences arising from the translation of the net investment in foreign operations.

(z)	Earnings per share:

Basic earnings per share is determined by dividing net income (loss) for the year attributable to the Bank by the average weighted number of shares in circulation during that year.

Diluted earnings per share is determined in a similar manner as basic earnings per share, but the average weighted number of shares in circulation is adjusted to account for the dilutive effect of stock options, warrants and convertible debt. As of January 1, 2008, December 31, 2008 and 2009, the Bank does not have any instruments or contracts that could cause dilutions. Therefore, no adjustments have been made.

(aa)	Interest revenue and expense:

Interest revenue and expenses are recognized in the income statement using the effective interest rate method. The effective interest rate is the rate which exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument or a shorter period, where appropriate, to the net carrying amount of the financial asset or financial liability. To calculate the effective interest rate, the Bank determines cash flows by taking into account all contractual conditions of the financial instrument, excluding future credit losses.

The effective interest rate calculation includes all fees and other amounts paid or received that form part of the effective interest rate. Transaction costs include incremental costs that are directly attributable to the purchase or issuance of a financial asset or liability.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

2. Summary of Significant Accounting Principles, continued:

(ab)	Fees and commissions:

Income and expenses from fees and commissions are recognized in income using different criteria based on the nature of the income or expense. The most significant criteria include:

(i)	Fees earned from an individual act are recognized once the act has taken place.

(ii)	Fees earned from transactions or services provided over a longer period of time are recognized over the life of the transactions or services. These fees include commissions and asset management, custody or other management and advisory fees.

Loan commitment fees for loans that are likely to be drawn down and other credit related fees are deferred (together with incremental costs) and recognized as an adjustment to the effective interest rate of the loan. When it is unlikely that a loan is drawn down the fees are recognized over the commitment period on a straight-line basis.

(ac)	Identifying and measuring impairment:

Financial assets (other than loans)

Financial assets are reviewed throughout each year, and especially at each reporting date, to determine whether there is objective evidence of impairment as a result of a loss event that occurred after the initial recognition of the asset and the loss event had an impact on the estimated future cash flows of the financial asset that can be reliably calculated.

A financial asset or group of financial assets is impaired and impairment losses are incurred if:

•	there is objective evidence of impairment as a result of a loss event that occurred after the initial recognition of the asset and up to the balance sheet date (“a loss event”);

•	the loss event had an impact on the estimated future cash flows of the financial asset or the group of financial assets and;

•	a reliable estimate of the loss amount can be made.

An impairment loss for financial assets recorded at amortized cost is calculated as the difference between the asset’s carrying amount and the present value of the estimated future cash flows, discounted using the effective interest rate.

An impairment loss for available-for-sale financial assets is calculated using its fair value considering fair value changes already recognized in other comprehensive income.

In the case of equity investments classified as available-for-sale financial assets, objective evidence includes a significant or prolonged decline in the fair value of the investment below cost. In the case of debt securities classified as available-for-sale financial assets, the Bank assesses whether there exists objective evidence for impairment based on the same criteria as for loans.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

2. Summary of Significant Accounting Principles, continued:

(ac)	Identifying and measuring impairment, continued:

Financial assets (other than loans), continued

If there is evidence of impairment, any amounts previously recognized in equity, in net gains (losses) not recognized in the income statement, is removed from equity and recognized in the income statement for the period, reported in net gains (losses) on financial assets available for sale. This amount is determined as the difference between the acquisition cost (net of any principal repayments and amortization) and current fair value of the asset less any impairment loss on that investment previously recognized in the income statement.

When the fair value of the available-for-sale debt security recovers to at least amortized cost it is no longer considered impaired and subsequent changes in fair value are reported in equity.

Individually significant financial assets are individually examined to determine impairment. Remaining financial assets are collectively evaluated in groups that share similar credit risk characteristics.

All impairment losses are recognized in the income statement. Any cumulative loss related to available-for-sale financial assets recognized previously in equity is transferred to the income statement.

An impairment loss is reversed if, in a subsequent period, the fair value of the debt instrument classified as available for sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss. The amount of the reversal is recognized in profit or loss up to the amount previously recognized as impairment. Impairment losses recognized in profit or loss for an investment in an equity instrument classified as available for sale are not reversed through profit or loss.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

2. Summary of Significant Accounting Principles, continued:

(ac)	Identifying and measuring impairment, continued:

Non-financial assets

The Bank assesses at each reporting date and on an ongoing basis whether there is an indication that an asset may be impaired. If any indication exists, or if annual impairment testing for an asset is required, the Bank estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or cash-generating unit’s (CGU) fair value less costs to sell and its value in use. Where the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated cash flows are discounted to their present value using a pre-tax discount rate that reflects the current market assessments of the time value of money and risks specific to the asset. In determining fair value less costs to sell, an appropriate valuation model is used. These calculations are corroborated by valuation multiples, share prices and other available fair value indicators.

For assets excluding goodwill, impairment losses recognized in prior years are assessed at each reporting date in search of any indication that the loss has decreased or disappeared. A previously recognized impairment is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment was recognized. An impairment loss is reversed only to the extent that the book value of the asset does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized. Such reversal is recognized in the income statement.

Impairment losses relating to goodwill cannot be reversed in future periods.

(ad)	Lease transactions:

The Bank acting as lessor

Assets leased to customers under agreements which transfer substantially all the risks and rewards of ownership, with or without ultimate legal title, are classified as finance leases. When assets held are subject to a finance lease, the leased assets are derecognized and a receivable is recognized which is equal to the present value of the minimum lease payments, discounted at the interest rate implicit in the lease. Initial direct costs incurred in negotiating and arranging a finance lease are incorporated into the receivable through the discount rate applied to the lease. Finance lease income is recognized over the lease term based on a pattern reflecting a constant periodic rate of return on the net investment in the finance lease.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

2. Summary of Significant Accounting Principles, continued:

(ad)	Lease transactions, continued:

The Bank acting as lessor, continued

Assets leased to customers under agreements which do not transfer substantially all the risks and rewards of ownership are classified as operating leases. The leased assets are included within premises and equipment on the Group’s balance sheet and depreciation is provided on the depreciable amount of these assets on a systematic basis over their estimated useful economic lives. Rental income is recognized on a straight-line basis over the period of the lease. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognized as an expense on a straight-line basis over the lease term.

The Bank acting as lessee

Assets held under finance leases are initially recognized on the balance sheet at an amount equal to the fair value of the leased property or, if lower, the present value of the minimum lease payments. The corresponding liability to the lessor is included in the balance sheet as a finance lease obligation. The discount rate used in calculating the present value of the minimum lease payments is either the interest rate implicit in the lease, if it is practicable to determine, or the incremental borrowing rate. Contingent rentals are recognized as expense in the periods in which they are incurred.

Operating lease rentals payable are recognized as an expense on a straight-line basis over the lease term, which commences when the lessee controls the physical use of the property. Lease incentives are treated as a reduction of rental expense and are also recognized over the lease term on a straight-line basis. Contingent rentals arising under operating leases are recognized as an expense in the period in which they are incurred.

(ae)	Fiduciary activities:

The Bank provides trust and other fiduciary services that result in the holding or investing of assets on behalf of the clients. Assets held in a fiduciary capacity are not reported in the financial statements, as they are not the assets of the Bank.

3. Accounting Changes:

During the year ended December 31, 2009, there have not been accounting changes that may significantly affect the presentation of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

4. Business Combinations:

2009

No transactions took place in the year 2009.

2008

Citibank:

On January 1, 2008, the Bank acquired all of the shares of Citibank Chile. This transaction was accounted for as a business combination under IFRS 3 with Banco de Chile being the acquirer.

The purchase price consideration, the fair value of the identifiable assets and liabilities acquired and the goodwill arising as at the date of acquisition were:

	Fair value recognized on acquisition 2008	Carrying value 2008
	MCh$	MCh$
Assets
Cash and due from banks	285,583	285,583
Financial assets held-for-trading	120,596	120,596
Derivative instruments	323,526	323,526
Loans and advance to banks	50,021	50,025
Loans to customers, net	1,054,617	1,041,209
Financial assets available-for-sale	210,401	210,401
Investments in other companies	1,785	1,785
Property and equipment	24,924	28,820
Other assets	56,901	56,901
Intangible assets (core deposits, customer lists and brands)	54,509	—

Total assets	2,182,863	2,118,846

Liabilities
Current accounts and other demand deposits	444,578	444,578
Saving accounts and time deposits	788,533	788,533
Derivative instruments	318,532	318,532
Other financial obligations	192,761	192,761
Other liabilities	52,784	52,784

Total liabilities	1,797,188	1,797,188

Total of net assets acquired	385,675	321,658

Deferred taxes on net assets acquired	(10,883)

Total of net assets acquired (net of taxes)	374,792

Goodwill arising on acquisition	12,595

Total purchase price consideration	387,387

Cash inflow on acquisition of the subsidiary:
Net cash acquired with the subsidiary		285,583
Cash paid		—

Net cash inflow		285,583

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

4. Business Combinations, continued:

The goodwill of Ch$12,595 million represents the value of synergies to be generated in the combination process and the acquisition of know-how.

Under prior GAAP the transaction with Citibank Chile was accounted for as a pooling of interest with no retroactive restatement of historical financial statements. The Bank did not recognize any fair value adjustments, additional intangible assets or resulting goodwill. This treatment is not in line with the requirements of IFRS 3. The application of IFRS has therefore led to differences to prior GAAP for the accounting period ended December 31, 2008 (refer to Note 5—First-time adoption).

In February 2008, the Bank acquired all the shares of the company Legg Mason (Chile) Administradora General de Fondos S.A. The total purchase price for the shares amounted to US$13 million. This transaction was accounted for as a business combination under IFRS 3 with Banco de Chile being the acquirer.

5. First-time Adoption:

For all periods up to and including the year ended December 31, 2008, the Bank prepared its financial statements in accordance with generally accepted accounting practice for Chilean banks under the supervision of the Superintendency of Banks and Financial Institutions (prior GAAP). These financial statements for the year ended December 31, 2009, are the first ones the Bank has prepared in accordance with the International Financial Reporting Standards (IFRS).

Accordingly, the Bank has prepared financial statements which comply with IFRS applicable for periods beginning on or after January 1, 2009 as described in the accounting policies. In preparing these financial statements, the Bank’s opening statement of financial position was prepared as of January 1, 2008, the Bank’s date of transition to IFRS. This note explains the principal adjustments made by the Bank in restating the prior GAAP statement of financial position as of January 1, 2008 and its previously published prior financial statements for the year ended December 31, 2008.

Exemptions applied

IFRS 1First-time Adoption of International Financial Reporting Standards allows first-time adopters certain exemptions from the general requirement to apply IFRS as effective for December 2009 year ends retrospectively.

The Bank has applied the following exemptions:

•	IFRS 3 Business Combination has not been applied to the acquisitions of subsidiaries or of interests in associates and joint ventures that occurred before January 1, 2008.

•

In accordance with Chile GAAP property and equipment was restated to reflect changes in price-level. For part of its property and equipment the Bank has elected to regard those restated values as the deemed cost at the date of transition. For the majority of its property and equipment the Bank used the fair value at the transition date as its deemed cost.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

5. First-time Adoption, continued:

I.	Reconciliation between prior GAAP and IFRS

The reconciliations presented below quantify the impact of the transition to the new standards on Banco de Chile and subsidiaries:

I.1	Reconciliation of Consolidated Equity:

	Note 5	As of January 1, 2008 MCh$	As of December 31, 2008 MCh$

Total equity under prior GAAP		1,051,393	1,297,743

Interest recognition	(d)	16,231	29,895
Investment properties	(h)	9,860	11,409
Property and equipment	(c)	38,137	12,141
Investments in other companies	(f)	1,645	2,030
Allowances for loan losses	(e)	27,055	30,910
Deferred taxes	(g)	(14,376)	(13,611)
Employee benefits	(b)	(1,901)	(1,664)
Provision for minimum dividends	(i)	(70,874)	81,182
Regulatory write-offs of assets received in lieu of payment	(j)	(5,051)	(863)
Other		460	(3,114)
Acquisition of Citibank Chile:	Note 4
Goodwill		—	12,575
Fair value of loans, net		—	10,054
Fair value of intangibles, net		—	49,115
Fair value of property and equipment, net		—	(2,922)
Deferred taxes		—	(9,562)

Total adjustments		1,186	207,575

Total net equity under IFRS		1,052,579	1,505,318

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

5. First-time Adoption, continued:

1.2	Reconciliation of Consolidated Net Income:

	Note 5	As of December 31, 2008 MCh$

Total net income under prior GAAP		272,427

Price-level restatement	(a)	77,789
Deferred taxes	(g)	1,175
Interest recognition	(d)	5,930
Depreciation and amortization	(c)	923
Income (loss) attributable to associates	(f)	577
Allowances for loan losses	(e)	10,434
Regulatory write-offs of assets received in lieu of payment	(j)	4,188
Other		(1,940)
Acquisition of Citibank Chile:	Note 4
Amortization of fair value of loans,		(3,350)
Amortization of fair value of intangibles		(5,394)
Depreciation of fair value of property and equipment		974
Deferred taxes		1,321

Total adjustments		92,627

Total net income under IFRS		365,054

1.3	Consolidated Statement of Cash Flows

The transition from prior GAAP to IFRS has not had a material impact on the Consolidated Statement of Cash Flows.

II.	Description of main adjustments

The main changes in the accounting criteria applied starting on January 1, 2009 are summarized as follows:

(a)	Price-level Restatement:

Until December 31, 2007, non monetary assets, liabilities and equity accounts were restated according to the changes in the Consumer Price Index (CPI).

Since the Chilean economy is not considered hyperinflationary as defined in IAS 29 Financial Reporting in Hyperinflationary Economies, from January 1, 2008 onwards the Bank discontinued price-level restatement. In accordance with IFRS, the consolidated net income under Chile GAAP was adjusted by MCh$77,789 to reverse price-level restatements applied prior to December 31, 2007.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

5. First-time Adoption, continued:

II.	Description of main adjustments, continued:

(b)	Employee benefits:

This provision is established at its present value in accordance with IAS 19 Benefits to Employees. Beginning January 1, 2008, benefit plan obligations are valued using the projected unit credit method, including as variables the staff turnover rate, the expected growth in wages and the probability that this benefit will be used, discounted at the current equivalent rate. This led to a negative adjustment in equity of MCh$1,901 as of January 1, 2008 and MCh$1,664 as of December 31, 2008.

(c)	Property and equipment:

Under prior GAAP, Property and equipment was valued at acquisition cost, net of accumulated depreciation restated by price-level restatement. Beginning January 1, 2008, the Bank chose to value its property and equipment at cost in accordance with IAS 16 Property, Plant and Equipment. At the date of transition the Bank elected to use the exemption using fair value as deemed cost to create a new cost basis under IFRS for the majority of its Property and equipment. These specific assets were chosen to be revalued because they represent a grouping of assets of a similar nature and use in the Bank’s operations.

The aggregate of the fair values was Ch$71,229 million which led to an adjustment of Ch$38,137 million for January 1, 2008, compared to the prior GAAP carrying amounts. Moreover, depreciation and amortization decreased by MCh$923 in 2008.

(d)	Interest recognition:

Starting January 1, 2008, loans and interest revenue are recognized using the effective rate method prescribed in IAS 18 Revenue and IAS 39 Financial Instruments – Recognition and Measurement. Additionally, following IAS 39, the Bank now recognizes interest revenue for its impaired loan portfolio. The adjustments in equity made to incorporate the changes relating to the recognition of interest revenue compared to prior GAAP amounted to MCh$16,231 as of January 1, 2008 and, respectively, MCh$29,895 as of December 31, 2008. The corresponding effect on the consolidated net income consists of an increase of MCh$5,930.

(e)	Loan loss allowances:

Specific and general allowances for bad debt were previously recognized under prior GAAP. The impairment approach under IAS 39 Financial Instruments differs from local GAAP. In addition, general loan loss provisions are no longer permitted and impairment losses can only be provided for when there is objective evidence of an incurred loss. This led to a positive adjustment in equity of MCh$27,055 as of January 1, 2008 and MCh$30,910 as of December 31, 2008. Correspondingly, consolidated net income decreased by MCh$10,434.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

5. First-time Adoption, continued:

II.	Description of main adjustments, continued:

(f)	Investments in other companies:

The effects of adopting IFRS were recognized individually for each associate considering the proportional effect of the first-time adjustments on the Bank’s equity, based on the ownership percentage. Doing so, the Bank determined a total adjustment in equity of MCh$1,645 as of January 1, 2008 and MCh$2,030 as of December 31, 2008. This increase in equity is accompanied by a positive effect on the Bank’s net income of 2008 amounting to MCh$577.

(g)	Deferred taxes:

The Bank has recognized the effects of deferred taxes due to temporary differences arising from first-time adoption adjustments. This approach, in compliance with IAS 12 Income Taxes, results in a negative equity adjustment of MCh$14,376 for January 1, 2008 and MCh$13,611 for year end 2008. Consolidated net income of 2008 increases by MCh$1,175.

(h)	Investment properties:

Investment Properties correspond to real estate maintained for receiving rentals from leases but not for sale in the ordinary course of business or for administrative purposes. Until January 1, 2008, they were presented under “Property and equipment” and valued at price-level restated historical cost, net of accumulated depreciation. Following IAS 40 Investment Property guidelines such property will now be valued at cost. At the date of transition, the Bank determined its fair value and used it as deemed cost. The aggregate of the fair values was Ch$6,599 million which led to an adjustment of Ch$9,860 million for January 1, compared to the prior GAAP carrying amount.

(i)	Provision for minimum dividends:

Under prior GAAP, the Bank did not provide for the minimum dividends required to be paid under Chilean Corporations Law as of January 1, 2008. Due to a change in local banking regulations as of December 31, 2008, the Bank recognized a provision of MCh$190,698, based on its own dividend policy, representing 70% of its distributable net income. Under IFRS, only the portion of dividends which is mandatory to be distributed by corporations’ law must be provided for- which in Chile amounts to 30% of net income for the year. This leads to provisions of MCh$70,874 (resulting in an adjustment equivalent to MCh$70,874 - decrease) as of January 1, 2008 and MCh$109,516 (resulting in an adjustment equivalent to MCh$81,182 - increase) as of December 31, 2008.

(j)	Regulatory write-offs of assets received in lieu of payment:

Under prior GAAP, Banks were required to write-off assets received in lieu of payment after certain holding periods. These assets are usually treated under IFRS 5 Non-current Assets held-for-sale and discontinued operations. The standard does not allow writing off assets just because they have been held for a certain period. As of January 1, 2008 and December 31, 2008 result differences of MCh$5,051 and MCh$863, respectively. In the results for 2008 a difference of MCh$4,188 emerged.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

6. Relevant Events:

(a)	In the Ordinary Meeting N° 2,683 held on January 30, 2009, the Board of Directors agreed to call an Ordinary Shareholders’ Meeting for March 26, 2009 in order to propose, among other matters, the dividend distribution N° 197 of Ch$2.357790 per share for each of the 80,879,895,984 shares issued by Banco de Chile. This dividend corresponds to 70% of that year’s net income. The Board of Directors also agreed to call an Extraordinary Shareholders’ Meeting on the same date to propose the capitalization of the remaining 30% of Banco de Chile’s net income from 2008, by issuing bonus shares.

(b)	In the Ordinary Meeting N° 2,684 on February 27, 2009, the Board of Directors of Banco de Chile approved the following amendments:

1.	Amendments to the Global Connectivity Agreement signed between Citigroup Inc. and Banco de Chile on December 27, 2007. These amendments seek to complement, clarify and modify certain sections and appendices of the agreement regarding the rendering of banking services within and outside of Chile. In particular, they modify and establish new agreements concerning compensation for businesses and services;

2.	Amendments to the Cooperation Agreement signed between Citigroup Inc. and Banco de Chile on December 27, 2007, that primarily refer to the exchange of information between Citigroup and Banco de Chile;

3.	Amendments to the License Agreement signed between Citigroup Inc. and Banco de Chile on December 27, 2007, which refer to the quality standards for providing services associated with the trademarks under license.

(c)	On March 26, 2009, the Extraordinary Shareholders’ Meeting agreed to increase its capital through the capitalization of 30% of its 2008 net income, by issuing bonus shares, without par value, valued at Ch$31.26 per share and distributed among the shareholders at a rate of 0.032325 bonus shares per share at the date of distribution, according to the law.

Banco de Chile’s capital was increased by Ch$52,260,575,508 by the issuance of 1,671,803,439 bonus shares without par value, according to the Ordinary Meeting of Board of Director held on March 26, 2009. Given that before the issuance the Bank had 72,436,034,844 ordinary shares and 8,443,861,140 ordinary “Banco de Chile-S” series shares and in order to maintain that proportion of the different share categories, 1,398,855,628 ordinary shares and 272,947,811 ordinary “Banco de Chile-S” series shares were issued (in total 1,671,803,439 shares without par-value). The shares were issued to the holders of the respective shares.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

6. Relevant Events, continued:

(d)	On March 30, 2009, and in the Extraordinary Session N° 1469E of the Chilean Central Bank held on March 26, the Central Bank informed Banco de Chile that its Board had decided to request that its compensation for the year ended December 31, 2008, had to be paid in cash.

(e)	In the Extraordinary Shareholders’ Meetings of the subsidiaries Banchile Corredores de Bolsa S.A. and Citibank Agencia de Valores S.A. held on April 20, 2009, the shareholders approved the merger between Citibank Agencia de Valores S.A. and Banchile Corredores de Bolsa S.A., modifying the by-laws of the latter.

As a result of this merger, the subsidiary Citibank Agencia de Valores S.A. was dissolved.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

7. Segment Reporting:

For management purposes, we have organized our operations and commercial strategies into four business segments, which are defined in accordance with the type of products and services offered to target customers. These business segments are currently defined as follows:

Retail:	This segment focuses on individuals and small and medium-sized companies with annual sales up to Ch$1,400 million, where the product offering focuses primarily on consumer loans, commercial loans, checking accounts, credit cards, credit lines and mortgage loans.

Wholesale:	This segment focused on corporate clients and large companies, whose annual revenue exceed Ch$1,400 million, where the product offering focuses primarily on commercial loans, checking accounts and liquidity management services, debt instruments, foreign trade, derivative contracts and leases.

Treasury and money market operations:

This segment includes revenue associated with managing the Bank’s balance sheet (currencies, maturities and interest rates) and liquidity, including financial instrument and currency trading on account of the Bank itself.

Transactions on behalf of customers carried out by the Treasury are reflected in the respective aforementioned segments. These products are highly transaction-focused such as foreign exchange transactions, derivatives and financial instruments in general.

Subsidiaries:	Corresponds to companies and corporations controlled by the Bank, where results are obtained individually by the respective subsidiary. The companies that comprise this segment are:

Entity

• Banchile Trade Services Limited

• Banchile Administradora General de Fondos S.A.

• Banchile Asesoría Financiera S.A.

• Citibank Agencia de Valores S.A. (dissolved in June 2009. See Note 6(e))

• Banchile Corredores de Seguros Ltda.

• Banchile Factoring S.A.

• Banchile Corredores de Bolsa S.A.

• Banchile Securitizadora S.A.

• Socofin S.A.

• Promarket SA.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

7. Segment Reporting, continued:

Other:	Corresponds to non-recurring and other income and expense that cannot be allocated to any particular segment. In 2008 this segment was mainly composed of the merger with Citibank Chile. This segment was created in order to present the involved line-items separately, and thus not affect the results of the Bank’s business segments.

The financial information used to measure the performance of the Bank’s business segments is not necessarily comparable with similar information from other financial institutions because it is based on internal reporting policies. The accounting policies used to prepare the Bank’s operating segment information are similar as those described in Note 2 “Summary of Significant Accounting Principles”, except as noted below:

•

The net interest margin of loans and deposits is measured on an individual transaction and individual client basis, stemming from the difference between the effective customer rate and the related Bank’s fund transfer price in terms of maturity, re-pricing and currency.

•	The results associated with the gap management (interest rate mismatches) have been fully allocated to the treasury segment.

•	The internal performance profitability system considers capital allocation in each segment in accordance to the Basel guidelines.

•

In addition to direct costs (consisting mainly of labor and administrative expenses), the Bank allocates all of its indirect operating costs to each business segment by utilizing a different cost driver in order to allocate such costs to the specific segment.

•

The Bank applies local banking regulator accounting principles when measuring and recording its allowance for loan losses, assets received in lieu of payments, minimum dividend allowances and some other minor items for internal reporting purposes. These accounting policies differ in some significant aspects from IFRS (see also Note 5).

The Bank obtains the majority of its income from: interest, indexations and fees, discounted the credit cost and expenses. Management mainly bases its evaluation of segment performance and decision-making regarding goals, allocation of resources for each unit individually on these concepts. Even though the results of the segments reconcile with those of the Bank at total level, differences exist in the single segments’ figures due to different measurement concepts indicated above.

The Bank did not enter into transactions with a particular customer or third party that exceed 10% of its total income in 2008 and 2009.

Transfer pricing between operating segments are on an arm’s length basis in a manner similar to transactions with third parties.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

7. Segment Reporting, continued:

The following table presents the balance and results for 2008 and 2009 for each of the segments defined above:

	As of January 1, 2008
	Retail MCh$	Wholesale MCh$	Treasury MCh$	Subsidiaries MCh$	Other MCh$	Subtotal MCh$	Reclassifications and adjustments to conform IFRS MCh$	Note	Total MCh$
Assets	4,579,853	6,401,637	1,419,279	1,571,027	—	13,971,796	(202,448)		13,769,348
Current and deferred taxes						48,208	(32,175)		16,033

Total assets						14,020,004	(234,623)	(1)	13,785,381

Liabilities	3,451,311	5,740,365	2,322,351	1,430,863	—	12,944,890	(218,010)		12,726,880
Current and deferred taxes						17,373	(11,451)		5,922

Total liabilities						12,962,263	(229,461)	(2)	12,732,802

Reclassifications and adjustments to conform IFRS

(1)	The total effect due to the elimination adjustments to conform the consolidated financial position data in assets amounts to MCh$(272,319). The total effect of IFRS adjustments in assets amounts to MCh$37,696. The total effect to conform to IFRS mainly arises from the revaluation of property and equipment and investment properties, differences in interest recognition for impaired loans as well as deferred tax effects.

(2)	The total effect due to the elimination adjustments to conform the consolidated financial position data in liabilities amounts to MCh$(265,972). The total effect of IFRS adjustments in liabilities amounts to MCh$36,511. The total effect to conform to IFRS mainly arises from adjustments related to allowances for minimum dividends and allowances for loan losses.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

7. Segment Reporting, continued:

	As of December 31, 2008
	Retail MCh$	Wholesale MCh$	Treasury MCh$	Subsidiaries MCh$	Other MCh$	Subtotal MCh$	Reclassifications and adjustments to conform IFRS MCh$	Note	Total MCh$
Net interest income	408,213	244,859	135,712	19,379	—	808,163	(41,894)		766,269
Net fees and commissions income	129,182	26,201	(115)	88,146	—	243,414	(8,225)		235,189
Other operating income	24,177	34,775	(47,283)	10,356	38,580	60,605	2,156		62,761

Total operating revenue	561,572	305,835	88,314	117,881	38,580	1,112,182	(47,963)	(1)	1,064,219
Provisions for loan losses	(114,223)	(39,289)	(316)	(2,186)	—	(156,014)	6,640	(2)	(149,374)
Depreciation and amortization	(18,005)	(8,262)	(6,146)	(2,237)	—	(34,650)	(4,420)	(3)	(39,070)
Other operating expenses	(294,535)	(116,743)	(15,057)	(74,858)	(44,744)	(545,937)	66,965	(4)	(478,972)
Income attributable to associates	2,729	665	—	170	—	3,564	—		3,564

Income before income taxes	137,538	142,206	66,795	38,770	(6,164)	379,145	21,222		400,367
Income taxes						(31,706)	(3,607)	(5)	(35,313)

Income after income taxes						347,439	17,615		365,054

Assets	5,697,650	8,025,757	3,833,137	1,222,218	—	18,778,762	(172,292)		18,606,470
Current and deferred taxes						78,629	(56,761)		21,868

Total assets						18,857,391	(229,053)	(6)	18,628,338

Liabilities	4,659,237	7,187,470	4,583,296	1,058,215	—	17,488,218	(374,251)		17,113,967
Current and deferred taxes						47,420	(38,367)		9,053

Total liabilities						17,535,638	(412,618)	(7)	17,123,020

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

7. Segment Reporting, continued:

Reclassifications and adjustments to conform IFRS

(1)	The total effect due to the elimination adjustments to conform the total operating revenue correspond to MCh$(7,738). The total effect of IFRS adjustments correspond to MCh$(40,225) which mainly stems from the reclassification of the gain on sale of the US branches as discontinued operations.

(2)	The total effect relates to IFRS adjustments amounting to MCh$6,640, which represent differences in the allowance for loans losses.

(3)	The total effect relates to IFRS adjustments amounting to MCh$(4,420), which are explained by the amortization of intangibles and depreciation of property and equipment, from Citibank Chile.

(4)	The total effect due to the elimination adjustments to conform other operating expenses correspond to MCh$7,738. The total effect of IFRS adjustments correspond to MCh$59,227 which stems from the reclassification of the gain on sale of the US branches as discontinued operations and differences in the allowance for loans losses.

(5)	The total effect to conform income taxes relates to IFRS adjustments of MCh$(3,607) from deferred taxes.

(6)	The total effect due to the elimination adjustments to conform the consolidated financial position data in assets correspond to MCh$(260,949). The total effect of IFRS adjustments in assets correspond to MCh$31,896, which mainly stems from deviating allowances for loan losses, acquisition of Citibank Chile and deferred taxes effects.

(7)	The total effect due to the elimination adjustments to conform the consolidated financial position data in liabilities correspond to MCh$(250,194). The total effect of IFRS adjustments in liabilities correspond to MCh$(162,424) which mainly stems from providing for minimum dividends and deviating allowances for loan losses.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

7. Segment Reporting, continued:

	As of December 31, 2009
	Retail MCh$	Wholesale MCh$	Treasury MCh$	Subsidiaries MCh$	Other MCh$	Subtotal MCh$	Reclassifications and adjustments to conform IFRS MCh$	Note	Total MCh$
Net interest income	403,012	171,023	79,446	15,209	—	668,690	(311)		668,379
Net fees and commissions income	124,505	33,217	(950)	96,185	—	252,957	(1,741)		251,216
Other operating income	12,771	24,885	49,711	19,702	—	107,069	(2,059)		105,010

Total operating revenue	540,288	229,125	128,207	131,096	—	1,028,716	(4,111)	(1)	1,024,605
Provisions for loan losses	(156,013)	(66,016)	(793)	(619)	—	(223,441)	(17,904)	(2)	(241,345)
Depreciation and amortization	(16,745)	(7,217)	(5,529)	(2,536)	—	(32,027)	(4,420)	(3)	(36,447)
Other operating expenses	(284,370)	(101,420)	(14,948)	(75,866)	—	(476,604)	31,086	(4)	(445,518)
Income attributable to associates	464	33	—	343	—	840	—		840

Income before income tax	83,624	54,505	106,937	52,418	—	297,484	4,651		302,135
Income tax						(39,597)	(792)	(5)	(40,389)

Income after income tax						257,887	3,859		261,746

Assets	6,139,169	7,444,033	3,019,978	1,056,358	—	17,659,538	(207,812)		17,451,726
Current and deferred taxes						84,706	(34,973)		49,733

Total assets						17,744,244	(242,785)	(6)	17,501,459

Liabilities	4,522,832	7,609,858	3,308,703	855,297	—	16,296,690	(435,234)		15,861,456
Current and deferred taxes						54,806	(15,788)		39,018

Total liabilities						16,351,496	(451,022)	(7)	15,900,474

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

7. Segment Reporting, continued:

Reclassifications and adjustments to conform IFRS

(1)	The total effect due to the elimination adjustments to conform the total operating revenue correspond to MCh$(12,238). The total effect of IFRS adjustments correspond to MCh$8,127 which mainly stems from reclassification of allowances for loan losses and amortization of fair value loans from Citibank Chile.

(2)	The total effect relates to IFRS adjustments of MCh$(17,904), which mainly stem from deviating allowances for loan losses.

(3)	The total effect relates to IFRS adjustments of MCh$(4,420), which stem from the amortization of intangibles and depreciation of property and equipment, from Citibank Chile.

(4)	The total effect due to the elimination adjustments to conform other operating expenses correspond to MCh$12,238. The total effect of IFRS adjustments correspond to MCh$18,848, which mainly stems from deviating allowances for loan losses.

(5)	The total effect relates to IFRS adjustments of MCh$(792), which stem from deferred taxes.

(6)	The total effect due to the elimination adjustments to conform the consolidated financial position data in assets correspond to MCh$(282,422). The total effect of IFRS adjustments in assets correspond to MCh$39,637, which mainly stems from deviating allowances for loan losses, acquisition of Citibank Chile and deferred taxes effects.

(7)	The total effect due to the elimination adjustments to conform the consolidated financial position data in liabilities correspond to MCh$(278,710). The total effect of IFRS adjustments in liabilities correspond to MCh$(172,312), which mainly stems from providing for minimum dividends and deviating allowances for loan losses.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

8. Discontinued Operations:

As a consequence of the business combination with Citibank Chile, the US branches in New York and Miami were sold to Citigroup. The agreement was signed on December 31, 2007 and effective January 1, 2008. Accordingly, as of January 1, 2008, these operations were classified as held-for-sale and were valued at the lower of its carrying amount and fair value less cost of sale. The branches given up were reported as part of the International Banking business.

Further details on the business combination with Citibank Chile are revealed in Note 4.

Since the branches were sold at the beginning of the earliest period reported, the Bank does not present any results or cash flows from its operations.

The Bank received a consideration of US$130 million paid in cash. This resulted in a gain on the sale of US$70 million.

The major classes of assets and liabilities of the US branches classified as held-for-sale as of January 1, 2008 are as follows:

	January 1, 2008 MCh$	2008 MCh$	2009 MCh$

Assets
Cash and due from banks	40,562	—	—
Transactions in the course of collection	327	—	—
Financial assets held-for-trading	318,847	—	—
Loans to customers, net	49,491	—	—
Property and equipment	460	—	—
Other assets	3,375	—	—

Assets classified as held-for-sale	413,062	—	—

Liabilities
Current accounts and other demand deposits	226,747	—	—
Saving accounts and time deposits	158,061	—	—
Other liabilities	600	—	—

Liabilities classified as held-for-sale	385,408	—	—

Net assets directly associated with disposal group	27,654	—	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

9. Cash and Cash Equivalents:

(a)	Details of cash and cash equivalents and its reconciliation to the statement of cash flows at each period are as follows:

	January 1, 2008 MCh$	2008 MCh$	2009 MCh$
Cash and due from banks:
Cash	209,040	223,102	257,092
Current account with the Chilean Central Bank	36,638	168,256	127,166
Deposits in other domestic banks	53,332	73,662	94,318
Deposits abroad	32,507	286,203	248,977

Subtotal – Cash and due from banks	331,517	751,223	727,553

Net transactions in the course of collection	233,956	327,836	200,995
Mutual funds (shown in other assets)	164,385	52,979	80,237
Repurchase agreements	69,130	75,519	79,401

Total cash and cash equivalents	798,988	1,207,557	1,088,186

Amounts in cash and Central Bank deposits are regulatory reserve deposits for which the Bank must maintain a certain monthly average.

(b)	Transactions in the course of collection

Transactions in the course of settlement are transactions for which the only remaining step is settlement, which will increase or decrease the funds in the Central Bank or in foreign banks, normally occurring within 12 to 24 business hours and are detailed as follows:

	January 1, 2008 MCh$	2008 MCh$	2009 MCh$
Assets
Documents drawn on other banks (clearing)	176,988	230,911	195,397
Funds receivable	365,591	576,714	330,654

Subtotal transactions in the course of collection	542,579	807,625	526,051

Liabilities
Funds payable	(308,623)	(479,789)	(325,056)

Subtotal transactions in the course of payment	(308,623)	(479,789)	(325,056)

Net transactions in the course of collection	233,956	327,836	200,995

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

10. Financial Assets Held-for-Trading:

The detail of financial instruments classified as held-for-trading is as follows:

	January 1, 2008 MCh$	2008 MCh$	2009 MCh$
Instruments issued by the Chilean Government and Central Bank of Chile:
Central Bank bonds	140,057	217,317	62,477
Central Bank promissory notes	161,991	7,091	2,621
Other instruments issued by the Chilean Government and Central Bank	687	80,085	96,996

Other instruments issued in Chile:
Deposit promissory notes from domestic banks	401,740	—	—
Mortgage bonds from domestic banks	54,243	4,527	2,556
Bonds from domestic banks	17,679	11,883	2,732
Deposits in domestic banks	—	259,562	182,995
Bonds from other Chilean companies	104,354	5,488	—
Other instruments issued in Chile	1,227	332	1,213

Instruments issued by foreign institutions:
Instruments from foreign governments or central banks	24,411	—	—
Other instruments issued abroad	22,245	40,579	—

Total	928,634	626,864	351,590

Instruments issued by the Chilean Government and Central Bank include instruments sold under agreements to repurchase to customers and financial institutions, equivalent to MCh$48,727, MCh$9,012 and MCh$15,260 as of January 1, 2008, December 31, 2008 and 2009.

“Other instruments issued in Chile” and “Other instruments issued abroad by foreign institutions” include instruments sold under agreements to repurchase to customers and financial instruments, amounting to Ch$190,472 million, Ch$243,592 million and Ch$183,135 million as of January 1, 2008, December 31, 2008 and December 31, 2009, respectively.

Agreements to repurchase have an average expiration of 8 days as of year-end (13 days in 2008).

Additionally, the Bank holds financial investments in mortgage finance bonds issued by itself in the amount of MCh$127,119, MCh$113,127 and MCh$95,323 as of January 1, 2008, December 31, 2008 and 2009, which are presented as a reduction of the liability line item “Debt issued”.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

11. Repurchase Agreements and Security Lending and Borrowing:

(a)    The Bank provides financing to its customers through “Receivables from Repurchase Agreements and Security Borrowing”, in which the financial instrument serves as collateral. As of January 1, 2008, December 31, 2008 and 2009, the Bank has the following receivables resulting from such transactions:

	Up to 1 month			Over 1 month and up to 3 months			Over 3 months and up to 12 months			Over 1 year and up to 3 years			Over 3 years and up to 5 years			Over 5 years			Total
	January 1, 2008	2008	2009	January 1, 2008	2008	2009	January 1, 2008	2008	2009	January 1, 2008	2008	2009	January 1, 2008	2008	2009	January 1, 2008	2008	2009	January 1, 2008	2008	2009
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Transactions with other entities
Agreements to resell	69,130	50,141	8,790	—	8,614	3,193	—	16,764	67,418	—	—	—	—	—	—	—	—	—	69,130	75,519	79,401

Total	69,130	50,141	8,790	—	8,614	3,193	—	16,764	67,418	—	—	—	—	—	—	—	—	—	69,130	75,519	79,401

(b)    The Bank obtains financing by selling financial instruments and committing to repurchase them at future dates, plus interest at a prefixed rate. As of January 1, 2008, December 31, 2008 and 2009, the Bank has the following payables resulting from such transactions:

	Up to 1 month			Over 1 month and up to 3 months			Over 3 months and up to 12 months			Over 1 year and up to 3 years			Over 3 years and up to 5 years			Over 5 years			Total
	January 1, 2008	2008	2009	January 1, 2008	2008	2009	January 1, 2008	2008	2009	January 1, 2008	2008	2009	January 1, 2008	2008	2009	January 1, 2008	2008	2009	January 1, 2008	2008	2009
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Transactions with other entities
Agreements to repurchase	301,979	335,826	296,602	—	13,296	11,426	—	103	—	—	—	—	—	—	—	—	—	—	301,979	349,225	308,028
Obligations for securities loans	53,204	71,433	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	53,204	71,433	—

Total	355,183	407,259	296,602	—	13,296	11,426	—	103	—	—	—	—	—	—	—	—	—	—	355,183	420,658	308,028

(c)    Securities given

         The carrying amount of securities lent and of “Payables from Repurchase Agreements and Security Lending” at December 31, 2009 is Ch$15,024 million (2008: Ch$77,789 million). The counterparty is allowed to sell or repledge those securities in the absence of default by the Bank.

(d)    Securities received

         As part of reverse repurchase and securities borrowing agreements the Bank has received securities that it is allowed to sell or repledge in the absence of default by the owner. At December 31, 2009 the Bank held securities with a fair value of Ch$314,230 million (2008: Ch$427,483 million) on such terms. The counterparty is allowed to sell or repledge those securities in the absence of default by the Bank. The Bank has an obligation to return the securities to its counterparties.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

12. Derivative Instruments and Accounting Hedges:

(a)	As of January 1, 2008, December 31, 2008 and 2009, the Bank’s portfolio of derivative instruments is detailed as follows:

		As of January 1, 2008
		Notional amount of contract with final expiration date in						Fair value
	Types of hedges	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 12 months	Over 1 year and up to 3 years	Over 3 years and up to 5 years	Over 5 years	Asset	Liability
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Derivatives held for hedging purposes
Forwards	—	—	—	—	—	—	—	—	—
Swaps	FV	—	—	—	—	—	99,164	4,923	—
Call options	—	—	—	—	—	—	—	—	—
Put options	—	—	—	—	—	—	—	—	—
Futures	—	—	—	—	—	—	—	—	—
Other	—	—	—	—	—	—	—	—	—

Total derivatives held for hedging purposes		—	—	—	—	—	99,164	4,923	—

Derivatives held-for-trading purposes
Forwards	—	1,796,223	1,025,158	1,698,637	192,259	—	—	38,004	63,716
Swaps	—	18,736	14,916	71,208	385,136	248,197	209,632	37,907	56,374
Call options	—	6,451	8,290	8,017	—	—	—	91	72
Put options	—	1,831	1,991	—	—	—	—	123	—
Futures	—	—	—	—	—	—	—	—	—
Other	—	—	—	—	—	—	—	—	—

Total derivatives held-for-trading purposes		1,823,241	1,050,355	1,777,862	577,395	248,197	209,632	76,125	120,162

Total		1,823,241	1,050,355	1,777,862	577,395	248,197	308,796	81,048	120,162

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

12. Derivative Instruments and Accounting Hedges, continued:

		As of December 31, 2008
		Notional amount of contract with final expiration date in						Fair value
	Types of hedges	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 12 months	Over 1 year and up to 3 years	Over 3 years and up to 5 years	Over 5 years	Asset	Liability
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Derivatives held for hedging purposes
Forwards	—	101	49	4,808	1,707	—	—	—	715
Swaps	FV	—	—	—	8,971	19,502	181,652	25,469	11,585
Call options	—	—	—	—	—	—	—	—	—
Put options	—	—	—	—	—	—	—	—	—
Futures	—	—	—	—	—	—	—	—	—
Other	—	—	—	—	—	—	—	—	—

Total derivatives held for hedging purposes		101	49	4,808	10,678	19,502	181,652	25,469	12,300

Derivatives held-for-trading purposes
Forwards	—	3,243,455	3,149,344	4,226,628	398,896	77,604	—	553,610	478,580
Swaps	—	557,155	1,462,889	4,828,835	4,947,664	3,006,265	1,129,194	321,603	368,066
Call options	—	2,202	2,831	13,840	—	—	—	912	1,549
Put options	—	2,202	2,202	13,211	—	—	—	323	781
Futures	—	21,453	34,564	—	—	—	—	434	2,217
Other	—	—	—	—	—	—	647,006	—	21

Total derivatives held-for-trading purposes		3,826,467	4,651,830	9,082,514	5,346,560	3,083,869	1,776,200	876,882	851,214

Total		3,826,568	4,651,879	9,087,322	5,357,238	3,103,371	1,957,852	902,351	863,514

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

12. Derivative Instruments and Accounting Hedges, continued:

		As of December 31, 2009
		Notional amount of contract with final expiration date in						Fair value
	Types of hedges	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 12 months	Over 1 year and up to 3 years	Over 3 years and up to 5 years	Over 5 years	Asset	Liability
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Derivatives held for hedging purposes
Forwards	—	835	2,407	4,272	2,786	—	—	1,077	—
Swaps	FV	131,115	—	1,651	5,571	31,044	262,741	317	6,144
Call options	—	—	—	—	—	—	—	—	—
Put options	—	—	—	—	—	—	—	—	—
Futures	—	—	—	—	—	—	—	—	—
Other	—	—	—	—	—	—	—	—	—

Total derivatives held for hedging purposes		131,950	2,407	5,923	8,357	31,044	262,741	1,394	6,144

Derivatives held-for-trading purposes
Forwards	—	2,145,119	2,785,973	3,112,803	304,839	51,368	—	193,729	179,160
Swaps	—	435,492	761,760	2,858,817	4,736,414	2,151,100	1,117,751	370,417	352,112
Call options	—	12,752	29,099	6,102	—	—	—	300	244
Put options	—	8,538	2,927	1,942	—	—	—	65	376
Futures	—	25,131	60	—	—	—	—	81	183
Other	—	—	—	—	—	—	631,634	—	21

Total derivatives held-for-trading purposes		2,627,032	3,579,819	5,979,664	5,041,253	2,202,468	1,749,385	564,592	532,096

Total		2,758,982	3,582,226	5,985,587	5,049,610	2,233,512	2,012,126	565,986	538,240

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

12. Derivative Instruments and Accounting Hedges, continued:

(b)	Types of hedges:

Fair values hedges (FV):

As of December 31, 2009, the Bank uses interest rate swaps to cover its exposure to interest rate risk of corporate bonds and commercial credits, classified as “Available for the sale instruments” and “Loans to customers”, respectively.

The Bank uses FOREX swaps or cross-currency swaps to hedge its position against changes in the fair value of bonds issued in US dollars.

For the year ended 31 of December 2009 the Bank recognized a loss/gain of Ch$(5,080) million on the hedging instruments (2008: Ch$(7,135) million). The total net gain/loss on hedged items attributable to the hedged risks amounted to Ch$3,543 million (2008: Ch$6,933 million).

Cash flow hedges (CF):

As of January 1, 2008, December 31, 2008 and 2009, the Bank does not use cash flow hedges.

Hedges of net investments in foreign operations (FO):

As of January 1, 2008, December 31, 2008 and 2009, the Bank does not use hedges of net investments in foreign operations.

The hedges presented in the section “Derivatives held for hedging purposes” that are not classified as FV, CF or FO are not accounted for under hedge accounting rules.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

13. Loans and Advance to Banks:

(a)	As of January 1, 2008, December 31, 2008 and 2009, amounts are detailed “Loans and Advance to Banks”, as follows:

	January 1, 2008 MCh$	2008 MCh$	2009 MCh$
Domestic Banks
Non-available Central Bank deposits	226,451	250,000	110,000
Other Central Bank credits	142	665	—
Interbank loans	28,419	10,004	13,796
Current accounts overdrafts	1	—	—

Subtotal	255,013	260,669	123,796

Foreign Banks
Loans to foreign banks	23,583	33,485	188,538
Other credits with foreign banks	—	28,154	137,824
Provisions for loans to foreign banks	(5)	(316)	(1,177)

Subtotal	23,578	61,323	325,185

Total	278,591	321,992	448,981

(b)	Provisions for loans to banks are detailed below:

	Bank’s Location
Detail	Chile	Abroad	Total
	MCh$	MCh$	MCh$

Balance as of January 1, 2008	—	5	5
Charge-offs	—	—	—
Provisions established	—	311	311
Provisions released	—	—	—

Balance as of December 31, 2008	—	316	316

Charge-offs	—	—	—
Provisions established	—	861	861
Provisions released	—	—	—

Balance as of December 31, 2009	—	1,177	1,177

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

14. Loans to Customers, net:

(a)	Loans to Customers:

As of January 1, 2008, December 31, 2008 and 2009, the composition of the portfolio of loans is the following:

	As of January 1, 2008
		Allowances established
	Assets before allowances	Individual provisions	Group provisions	Total	Net assets
	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans
Commercial loans	4,957,598	—	—	—	—
Foreign trade loans	856,545	—	—	—	—
Current account debtors	265,061	—	—	—	—
Factoring transactions	470,183	—	—	—	—
Commercial lease transactions (1)	652,503	—	—	—	—
Other loans and accounts receivable	18,534	—	—	—	—

Subtotal	7,220,424	(69,441)	(2,682)	(72,123)	7,148,301

Mortgage loans
Mortgage bonds	276,686	—	—	—	—
Transferable mortgage loans	217,877	—	—	—	—
Other residential real estate mortgage loans	1,482,601	—	—	—	—
Residential lease transactions	—	—	—	—	—
Other loans and accounts receivable	1,032	—	—	—	—

Subtotal	1,978,196	—	(8,385)	(8,385)	1,969,811

Consumer loans
Consumer loans in installments	919,092	—	—	—	—
Current account debtors	214,931	—	—	—	—
Credit card debtors	220,438	—	—	—	—
Consumer lease transactions	61	—	—	—	—
Other loans and accounts receivable	1,085	—	—	—	—

Subtotal	1,355,607	—	(49,116)	(49,116)	1,306,491

Total	10,554,227	(69,441)	(60,183)	(129,624)	10,424,603

(1)	In this item, the Bank finances its customers purchases of assets, including real estate and other personal property, through finance lease agreements. As of January 1, 2008, MCh$293,626 corresponds to finance leases for real estate.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

14. Loans to Customers, net, continued:

(a)	Loans to Customers continued:

	As of December 31, 2008
		Allowances established
	Assets before allowances	Individual Provisions	Group Provisions	Total	Net assets
	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans
Commercial loans	6,495,383	—	—	—	—
Foreign trade loans	1,532,302	—	—	—	—
Current account debtors	193,031	—	—	—	—
Factoring transactions	484,189	—	—	—	—
Commercial lease transactions (1)	723,857	—	—	—	—
Other loans and accounts receivable	30,451	—	—	—	—

Subtotal	9,459,213	(105,854)	(10,299)	(116,153)	9,343,060

Mortgage loans
Mortgage bonds	263,876	—	—	—	—
Transferable mortgage loans	230,003	—	—	—	—
Other residential real estate mortgage loans	1,822,185	—	—	—	—
Residential lease transactions	—	—	—	—	—
Other loans and accounts receivable	1,012	—	—	—	—

Subtotal	2,317,076	—	(13,275)	(13,275)	2,303,801

Consumer loans
Consumer loans in installments	1,345,985	—	—	—	—
Current account debtors	250,158	—	—	—	—
Credit card debtors	312,109	—	—	—	—
Consumer lease transactions	54	—	—	—	—
Other loans and accounts receivable	977	—	—	—	—

Subtotal	1,909,283	—	(95,680)	(95,680)	1,813,603

Total	13,685,572	(105,854)	(119,254)	(225,108)	13,460,464

(1)	In this item, the Bank finances its customers purchases of assets, including real estate and other personal property, through finance lease agreements. As of December 31, 2008 MCh$311,618 corresponds to finance leases for real estate.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

14. Loans to Customers, net, continued:

(a)	Loans to Customers continued:

	As of December 31, 2009
		Allowances established
	Assets before allowances	Individual Provisions	Group Provisions	Total	Net assets
	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans
Commercial loans	6,693,165	—	—	—	—
Foreign trade loans	786,874	—	—	—	—
Current account debtors	135,402	—	—	—	—
Factoring transactions	343,057	—	—	—	—
Commercial lease transactions (1)	696,040	—	—	—	—
Other loans and accounts receivable	66,638	—	—	—	—

Subtotal	8,721,176	(127,954)	(61,656)	(189,610)	8,531,566

Mortgage loans
Mortgage bonds	208,971	—	—	—	—
Transferable mortgage loans	238,875	—	—	—	—
Other residential real estate mortgage loans	2,078,099	—	—	—	—
Residential lease transactions	—	—	—	—	—
Other loans and accounts receivable	1,061	—	—	—	—

Subtotal	2,527,006	—	(13,899)	(13,899)	2,513,107

Consumer loans
Consumer loans in installments	1,346,188	—	—	—	—
Current account debtors	235,366	—	—	—	—
Credit card debtors	360,880	—	—	—	—
Consumer lease transactions	—	—	—	—	—
Other loans and accounts receivable	640	—	—	—	—

Subtotal	1,943,074	—	(108,592)	(108,592)	1,834,482

Total	13,191,256	(127,954)	(184,147)	(312,101)	12,879,155

(1)	In this item, the Bank finances its customers purchases of assets, including real estate and other personal property, through finance lease agreements. As of December 31, 2009, MCh$326,997 corresponds to finance leases for real estate.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

14. Loans to Customers, net, continued:

(b)	Allowances for loan losses:

Movements in allowances for loan losses during 2008 and 2009 periods are as follows:

	Allowances
	Individual	Group	Total
	MCh$	MCh$	MCh$
Balance as of January 1, 2008	69,441	60,183	129,624
Balance from Citibank Chile	—	20,883	20,883
Charge-offs:
Commercial loans	(29,616)	(3,935)	(33,551)
Mortgage loans	—	(2,820)	(2,820)
Consumer loans	—	(76,618)	(76,618)

Total charge-offs	(29,616)	(83,373)	(112,989)
Allowances established	66,271	121,593	187,864
Allowances released	(242)	(32)	(274)

Balance as of December 31, 2008	105,854	119,254	225,108

Balance as of January 1, 2009	105,854	119,254	225,108
Charge-offs:
Commercial loans	(79,509)	(6,521)	(86,030)
Mortgage loans	—	(2,088)	(2,088)
Consumer loans	—	(93,675)	(93,675)

Total charge-offs	(79,509)	(102,284)	(181,793)
Allowances established	101,609	168,696	270,305
Allowances released	—	(1,519)	(1,519)

Balance as of December 31, 2009	127,954	184,147	312,101

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

14. Loans to Customers, net, continued:

(c)	Lease Contracts:

The Bank’s scheduled cash flows to be received from leasing contracts have the following maturities:

	Total receivable		Unearned income		Net lease receivable (*)
	2008	2009	2008	2009	2008	2009
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Due within one year	274,077	232,380	(34,417)	(29,704)	239,660	202,676
Due after 1 year but within 2 years	178,299	170,337	(23,336)	(22,540)	154,963	147,797
Due after 2 years but within 3 years	120,661	110,362	(15,779)	(15,564)	104,882	94,798
Due after 3 years but within 4 years	71,272	75,162	(10,964)	(11,257)	60,308	63,905
Due after 4 years but within 5 years	49,196	56,258	(8,070)	(8,363)	41,126	47,895
Due after 5 years	143,021	158,025	(20,817)	(20,384)	122,204	137,641

Total	836,526	802,524	(113,383)	(107,812)	723,143	694,712

(*)	The net balance receivable does not include past-due portfolio totaling MCh$768 and MCh$1,328 as of December 31, 2008 and 2009, respectively.

The Bank has entered into commercial leases of real estate, industrial machinery, vehicles and computer equipment. These leases have an average life of between 3 and 6 years with no renewal option included in the contract.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

14. Loans to Customers, continued:

(d)	Loans by industry sector:

The following table details the Bank’s loan portfolio (before allowances for loans losses) as of January 1, 2008, December 31, 2008 and 2009 by the customer’s industry sector:

	Location
	Chile			Abroad			Total
	January 1, 2008	2008	2009	January 1, 2008	2008	2009	January 1, 2008		2008		2009
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	%	MCh$	%	MCh$	%
Commercial loans:
Services	1,707,406	2,061,295	2,077,488	226,572	227,942	362,771	1,933,978	18.33	2,289,237	16.73	2,440,259	18.47
Commerce	1,000,838	1,431,965	1,241,840	8,182	6,892	2,851	1,009,020	9.56	1,438,857	10.52	1,244,691	9.43
Manufacturing	891,983	1,162,398	822,754	—	—	—	891,983	8.45	1,162,398	8.49	822,754	6.25
Construction	869,609	963,634	1,044,405	—	—	—	869,609	8.24	963,634	7.04	1,044,405	7.92
Agriculture and livestock	399,978	531,705	533,867	—	—	—	399,978	3.79	531,705	3.89	533,867	4.05
Transportation	237,564	266,888	267,267	—	—	—	237,564	2.25	266,888	1.95	267,267	2.03
Mining	36,832	210,039	174,452	—	—	—	36,832	0.35	210,039	1.53	174,452	1.32
Electricity, gas and water	92,433	207,734	164,529	—	—	—	92,433	0.88	207,734	1.52	164,529	1.25
Fishing	75,995	164,905	98,969	—	—	—	75,995	0.72	164,905	1.20	98,969	0.75
Telecom	76,994	97,495	112,799	—	—	—	76,994	0.73	97,495	0.71	112,799	0.86
Forestry	15,381	17,891	15,310		—	—	15,381	0.15	17,891	0.13	15,310	0.12
Other	1,575,661	2,107,141	1,801,361	4,996	1,289	513	1,580,657	14.98	2,108,430	15.41	1,801,874	13.66

Subtotal	6,980,674	9,223,090	8,355,041	239,750	236,123	366,135	7,220,424	68.43	9,459,213	69.12	8,721,176	66.11

Residential mortgage loans	1,978,196	2,317,076	2,527,006	—	—	—	1,978,196	18.74	2,317,076	16.93	2,527,006	19.16
Consumer loans	1,355,607	1,909,283	1,943,074	—	—	—	1,355,607	12.83	1,909,283	13.95	1,943,074	14.73

Total	10,314,477	13,449,449	12,825,121	239,750	236,123	366,135	10,554,227	100.00	13,685,572	100.00	13,191,256	100.00

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

15. Financial Assets Available-for-sale:

As of January 1, 2008, December 31, 2008 and 2009, investment securities classified as available-for-sale are detailed as follows:

	January 1, 2008	2008	2009
	MCh$	MCh$	MCh$
Instruments issued by the Chilean Government and Central Bank of Chile:
Bonds issued by the Chilean Government and Central Bank	—	178,388	25,880
Promissory notes issued by the Chilean Government and Central Bank	—	203,577	285,486
Other instruments	—	41,716	136,923

Other instruments issued in Chile:
Equity instruments valued at cost	1,062	2,114	2,112
Deposit promissory notes from domestic banks	—	—	—
Mortgage bonds from domestic banks	—	63,696	79,220
Bonds from domestic banks	—	66,265	55,111
Deposits from domestic banks	—	368,341	407,432
Bonds from other Chilean companies	—	46,569	73,174

Instruments issued by foreign institutions:
Instruments from foreign governments or central banks	—	—	—
Other instruments issued abroad	—	102,886	202,436

Total	1,062	1,073,552	1,267,774

Instruments issued by the Chilean Government and Central Bank include instruments with agreements to repurchase sold to clients and financial institutions, totaling MCh$77,789 and MCh$15,024 as of December 31, 2008 and 2009. The agreements to repurchase have an average maturity of 12 days and 9 days as of December 31, 2008 and 2009, respectively.

As of January 1, 2008, December 31, 2008, and 2009, the portfolio of financial assets available-for-sale includes a net unrealized gain (loss) of MCh$0, MCh$(14,352) and MCh$8,839, recorded in other comprehensive income within equity. In 2008 MCh$2,340 of net unrealized losses were recognized as a result of the business combination with Citibank Chile.

The equity investments values at cost represent shares of servicing companies that the Bank is obliged to hold in order to benefit from these services. There is no active market for these shares and their fair value cannot be measured reliably. However, the difference between cost and fair value is not expected to be significant.

During 2008 and 2009, there is no evidence of impairment of financial assets available-for-sale.

As of January 1, 2008, December 31, 2008 and 2009, the Bank and its subsidiaries do not hold financial assets held-to-maturity.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

16. Investments in Other Companies:

(a)	This item includes investments in other companies for an amount of MCh$7,942, MCh$11,293 and MCh$10,494, which is detailed as follows:

								Investment
		Ownership Interest			Equity			Book Value			Income (Loss)(2)
		January 1, 2008	2008	2009	January 1, 2008	2009	2008	January 1, 2008	2008	2009	2008	2009
Company	Shareholder	%	%	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Investments valued at equity method:
Servipag Ltda.	Banco de Chile	50.00	50.00	50.00	3,923	5,394	5,424	2,005	2,697	2,712	693	15
Redbanc S.A.	Banco de Chile	38.13	38.13	38.13	3,939	5,026	5,081	1,240	1,916	1,937	294	202
Transbank S.A.	Banco de Chile	26.16	26.16	26.16	5,651	7,631	7,006	1,204	1,996	1,833	537	254
Soc. Operadora de Tarjetas de Crédito Nexus S.A.	Banco de Chile	25.81	25.81	25.81	4,679	7,228	6,412	1,805	1,866	1,655	294	188
Artikos Chile S.A.	Banco de Chile	50.00	50.00	50.00	462	690	1,397	221	345	698	124	353
Administrador Financiero de Transantiago S.A.	Banco de Chile	20.00	20.00	20.00	4,103	5,988	2,915	672	1,197	583	1,005	(613)
Soc. Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A. (1)	Banco de Chile	20.19	20.19	14.17	3,636	3,215	3,073	339	649	436	237	74
Sociedad Interbancaria de Depósitos de Valores S.A.	Banco de Chile	26.81	26.81	26.81	1,224	1,238	1,260	187	332	338	96	85
Centro de Compensación Automatizado S.A.	Banco de Chile	33.33	33.33	33.33	823	885	906	269	295	302	44	18

Total								7,942	11,293	10,494	3,324	576

(1)	On May 12, 2009, the Bank sold 6.02% of its investment in Soc. Operator of Cámara de Compensación de Pagos de Alto Valor S.A. in an amount of Ch$169 million, without generating any results.
(2)	As of December 31, 2008 and 2009 Income attributable to associates as shown in the Consolidated Statement of Comprehensive Income includes MCh$240 and MCh$264 respectively, which relate to investments classified as financial assets available-for-sale.

As of December 31, 2009, the Bank owns 365,102 shares (365,102 shares in 2008) of Visa, Inc., which are valued $1. This participation was originated by the Visa transformation in a Joint-stock company that compromises its shares in Stock market, corresponding to Banco de Chile the indicated amount product of their participation in this business.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

16. Investments in Other Companies, continued:

The total carrying amount of the Bank’s associates is explained as follows:

	January 1, 2008	2008	2009
	MCh$	MCh$	MCh$
Share of the associate’s statement of financial position
Current assets	218,330	309,727	296,905
Non-current assets	161,895	403,997	236,836
Current liabilities	215,127	461,741	370,540
Non-current liabilities	134,695	216,694	130,380
Equity	30,403	35,289	32,821

Share of the associate’s revenue and profit
Revenue	(4,862)	7,628	669
Profit	(10,917)	7,256	523

Carrying amount of the investment	7,942	11,293	10,494

(b)	The reconciliation between opening and ending balance of investments in other companies that are not consolidated in 2009 and 2008 is detailed as follows:

	2008	2009
	MCh$	MCh$

Opening balance	7,942	11,293
Acquisitions (sales)	1,785	(169)
Participation in net income	3,564	840
Dividends received	(1,015)	(1,002)
Other	(983)	(468)

Total	11,293	10,494

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

17. Intangible Assets:

(a)	As of January 1, 2008, December 31, 2008 and 2009, Intangible assets are detailed as follows:

	Years
	Useful life			Remaining amortization			Gross balance			Accumulated amortization and impairment			Net balance
	January 1, 2008	2008	2009	January 1, 2008	2008	2009	January 1, 2008 MCh$	2008 MCh$	2009 MCh$	January 1, 2008 MCh$	2008 MCh$	2009 MCh$	January 1, 2008 MCh$	2008 MCh$	2009 MCh$

Type of intangible asset:

Goodwill:
Investments in other companies	—	—	—	—	—	—	—	16,714	16,714	—	—	—	—	16,714	16,714
Other Intangible Assets:
Software or computer programs	6	6	6	5	3	4	47,452	60,159	68,505	(26,687)	(33,282)	(41,453)	20,765	26,877	27,052
Intangible assets arising from business combinations(*)	—	7	7	—	6	5	3,581	56,249	56,249	—	(6,127)	(12,404)	3,581	50,122	43,845
Other intangible assets	—	—	—	—	—	—	1,179	632	612	(5)	(21)	(41)	1,174	611	571

Total							52,212	133,754	142,080	(26,692)	(39,430)	(53,898)	25,520	94,324	88,182

(*)	Intangible assets arising from business combinations include assets with indefinite useful lives acquired in the business combination with Citibank Chile. For further information refer to Note 4 - Business Combinations.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

17. Intangible Assets, continued:

(b)	Movements in intangible assets during the 2008 and 2009 periods are as follows:

	Goodwill	Software or computer programs	Intangible assets arising from business combinations(**)	Other intangible assets	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Gross Balance

Balance as of January 1, 2008	—	47,452	3,581	1,179	52,212
Acquisitions	16,714	13,451	56,249	10	86,424
Disposals	—	(744)	—	(557)	(1,301)
Other		—	(3,581)	—	(3,581)

Balance as of December 31, 2008	16,714	60,159	56,249	632	133,754

Acquisitions	—	8,346	—	23	8,369
Disposals	—	—	—	—	—
Other	—	—	—	(43)	(43)

Balance as of December 31, 2009	16,714	68,505	56,249	612	142,080

Accumulated Amortization and Impairment

Balance as of January 1, 2008	—	(26,687)	—	(5)	(26,692)
Amortization for the year (*)	—	(6,595)	(9,708)	(16)	(16,319)
Impairment loss	—	—	—	—	—
Foreign currency translation	—	—	—	—	—
Other	—	—	3,581	—	3,581

Balance as of December 31, 2008	—	(33,282)	(6,127)	(21)	(39,430)

Amortization for the year (*)	—	(8,208)	(6,277)	(20)	(14,505)
Impairment loss	—	—	—	—	—
Foreign currency translation	—	—	—	—	—
Other	—	37	—	—	37

Balance as of December 31, 2009	—	(41,453)	(12,404)	(41)	(53,898)

Net balance as of December 31, 2009	16,714	27,052	43,845	571	88,182

(*)	No impairment has been identified at the end of each year.
(**)	Intangible assets arising from business combinations include assets with indefinite useful lives acquired in the business combination with Citibank Chile. For further information refer to Note 4 - Business Combinations.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

17. Intangible Assets, continued:

(c)	Impairment testing of Goodwill

Goodwill acquired through business combinations has been allocated to 4 individual cash-generating units for impairment testing as follows:

Business Segments	2008	2009
	MCh$	MCh$
Retail	5,928	5,928
Wholesale	2,135	2,135
Treasury and money market operations	4,512	4,512
Subsidiaries	4,139	4,139

Total	16,714	16,714

Key Assumptions used in the value in use calculations for impairment testing:

The recoverable amounts of the cash-generating units have been determined based on value in use calculations using detailed cash flow projections over a 5-year period and additional projections based on the asset’s useful life estimated by extrapolating the cash flows of the detailed calculations.

The calculations for these units are most sensitive to the input factors such as interest margin, discount rates, terminal value, market shares, forecasted growth rates, expected GDP growth and inflation rates.

(d)	As of January 1, 2008, December 31, 2008 and 2009, the Bank has made the following commitments to purchase intangible assets, which have not been capitalized:

	Amount of Commitment
	January 1, 2008	2008	2009
	MCh$	MCh$	MCh$

Software and licenses	1,884	1,054	3,671

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

18. Property and Equipment:

(a)	As of January 1, 2008, December 31, 2008 and 2009, this account and its movements are detailed as follows:

	Land and Buildings	Equipment	Other	Total
	MCh$	MCh$	MCh$	MCh$
Cost
Balance as of January 1, 2008	137,764	72,506	110,704	320,974
Accumulated depreciation	(17,050)	(41,365)	(63,156)	(121,571)
Net balance as of January 1, 2008	120,714	31,141	47,548	199,403

Balance as of January 1, 2008	137,764	72,506	110,704	320,974
Additions resulting from business combinations	27,912	33,870	473	62,255
Additions	1,620	5,636	9,309	16,565
Disposals/write-downs	(32)	(458)	(1,180)	(1,670)
Other	996	—	(1)	995

Total	168,260	111,554	119,305	399,119

Accumulated depreciation	(11,912)	(63,792)	(70,926)	(146,630)
Accumulated depreciation from business combinations	(15,873)	(25,237)	—	(41,110)
Impairment loss	—	—	—	—

Balance as of December 31, 2008	140,475	22,525	48,379	211,379

Balance as of January 1, 2009	168,260	111,554	119,305	399,119
Additions	3,245	7,161	4,919	15,325
Disposals/write-downs	(82)	(2,501)	(1,894)	(4,477)
Other	(208)	(73)	333	52

Total	171,215	116,141	122,663	410,019

Accumulated depreciation	(30,155)	(92,922)	(81,095)	(204,172)
Impairment loss	—	—	—	—

Balance as of December 31, 2009	141,060	23,219	41,568	205,847

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

18. Property and equipment, continued:

(b)	As of December 31, 2008 and 2009, the Bank has operating lease agreements in which it acts as lessee that cannot be terminated unilaterally; Information on future payments is detailed as follows:

	Expenses for the year		Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total
	2008	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	2009
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Lease agreements	20,558	21,515	1,435	1,357	2,871	2,713	12,273	12,204	24,952	22,309	15,664	15,174	27,778	26,596	84,973	80,353

As these lease agreements are operating leases under IAS 17 the leased assets are not presented in the Bank’s statement of financial position.

The Bank has entered into commercial leases of real state. These leases have an average life of 10 years. There are no restrictions placed upon the lessee by entering into the lease.

(c)	As of December 31, 2008 and 2009, the Bank does not have any finance lease agreements as lessee and, therefore, there are no property and equipment balances to be reported from such transactions as of January 1, 2008, December 31, 2008 and 2009.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

19. Investment Properties:

	2008	2009
	MCh$	MCh$
Opening balance at January 1,	16,459	18,397
Additions resulting from business combinations	2,311	—
Disposals	—	—
Accumulated depreciation	(373)	(557)
Impairment	—	—

Closing balance as of December 31,	18,397	17,840

Estimated useful lives applied by the Bank are presented in Note 2 (q) on Property and equipment.

As of December 31, 2009 the fair value of the investment properties held by the Bank is Ch$20,033 million (January 1, 2008: Ch$16,459 million, December 31, 2008: Ch$20,521 million).

In 2009, the Bank earned income of Ch$4,109 million (2008: Ch$3,742 million) renting out their investment properties. In the same period it has incurred corresponding expenses of Ch$4.3 million per year.

20. Current Taxes and Deferred Taxes:

(a)	Current Tax:

As of each year end, the Bank and its subsidiaries have established a First Category Income Tax Provision of MCh$5,922 as of January 1, 2008 and MCh$9,053 and MCh$39,018 as of December 31, 2008 and 2009, determined in accordance with current tax laws. This provision is presented net of recoverable taxes, detailed as follows:

	January 1, 2008	2008	2009
	MCh$	MCh$	MCh$
Income taxes, 17% rate	26,218	41,838	68,954
Tax from previous periods	—	—	3,052
Tax on non-deductible expenses (Art. 21)	—	2,485	2,319
Less:
Monthly prepaid taxes (PPM)	(18,911)	(33,823)	(33,660)
Accumulated losses (Art. 31-3)	—	(7)	—
Credit for training expenses	(898)	(1,409)	(1,328)
Credit for purchase of property and equipment	(20)	(78)	—
Other	(467)	47	(319)

Total	5,922	9,053	39,018

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

20. Current and Deferred Taxes, continued:

(b)	Income Tax:

The Bank’s tax expense recorded for the years ended December 31, 2008 and 2009 is detailed as follows:

	2008 MCh$	2009 MCh$
Income tax expense:
Current year taxes	(41,838)	(68,954)
Tax from previous periods	—	(1,722)

Subtotal	(41,838)	(70,676)

Credit (charge) for deferred taxes:
Origin and reversal of temporary differences	10,713	33,945
Change in unrecognized temporary differences	—	(1,330)

Subtotal	10,713	32,615

Non deductible expenses (Art. 21)	(2,485)	(2,319)
Expenses for taxes abroad	(2,866)	—
Other	1,163	(9)

Net charge to income for income taxes	(35,313)	(40,389)

(c)	Reconciliation of effective tax rate:

The following table reconciles the income tax rate to the effective rate applied to determine the Bank’s income tax expense as of December 31, 2008 and 2009.

	2008		2009
	Tax rate %	MCh$	Tax rate %	MCh$
Net income before tax	17.00	68,062	17.00	51,363
Additions or deductions[1]	(6.06)	(24,257)	(6.78)	(20,478)
Non-deductible expenses	0.62	2,485	0.77	2,319
Tax from previous years	—	—	1.01	3,052
Tax incentives not recognized in income statement	(1.67)	(6,671)	(1.09)	(3,290)
Other	(1.08)	(4,306)	2.46	7,423

Effective rate and income tax expense	8.81	35,313	13.37	40,389

The effective income tax rate for the year 2008 is 8.81% and 13.37% for 2009. The increase between the periods is mainly due to price level restatements for tax purposes. Since the variation of Consumer price Index (CPI) was negative in 2009, such price level restatements were not applied.

(1)	The reductions of the tax rate for 2008 and 2009 mainly relate to specific adjustments from tax-exempt distribution of income to SAOS of 34.64% of the Bank’s profits as well as adjustments relating to its subsidiaries.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

20. Current and Deferred Taxes, continued:

(d)	Effect of deferred taxes on income and equity:

During the year 2009, the Bank has recorded the effects of deferred taxes in accordance with IAS 12.

The effects of deferred taxes on assets, liabilities and income accounts are detailed as follows:

	Balance as of January 1, 2008 MCh$	Balance from Citibank Chile MCh$	Effect		Balance as of December 31, 2008 MCh$	Effect		Balance as of December 31, 2009 MCh$
			Income MCh$	Equity MCh$		Income MCh$	Equity MCh$

Debit Differences:
Allowances for loan losses	23,496	3,129	11,418	—	38,043	18,525	—	56,568
Obligations with agreements to repurchase	3,503	—	4,598	—	8,101	(9,194)	—	(1,093)
Leasing equipment	2,892	441	(22)	—	3,311	2,665	—	5,976
Personnel provisions	2,510	—	1,317	—	3,827	(538)	—	3,289
Staff vacations	2,246	544	266	—	3,056	(205)	—	2,851
Accrued interests and indexation adjustments from past due loans	1,576	47	760	—	2,383	(1,266)	—	1,117
Staff severance indemnities provisions	1,094	—	(200)	—	894	175	—	1,069
Other adjustments	4,469	4,126	(4,463)	—	4,132	(1,806)	—	2,326

Total debit differences	41,786	8,287	13,674	—	63,747	8,356	—	72,103

Credit Differences:
Investments with agreements to repurchase	4,520	—	3,323	—	7,843	(7,843)	—	—
Depreciation of property and equipment and investment properties	12,416	(910)	2,701	—	14,207	(82)	—	14,125
Deferred taxes, modification of accounting method in equity	—	557	(5)	—	552	(96)	—	456
Adjustment for valuation financial assets available-for-sale	—	(479)	—	(2,940)	(3,419)	—	4,750	1,331
Transitory assets	3,536	1,028	97	—	4,661	(2,826)	—	1,835
Derivative instruments adjustments	(10)	—	(516)	—	(526)	(10,740)	—	(11,266)
Other adjustments	5,291	5,026	(2,639)	10,883	18,561	(2,672)	—	15,889

Total credit differences	25,753	5,222	2,961	7,943	41,879	(24,259)	4,750	22,370

Deferred tax assets, net	16,033	3,065	10,713	(7,943)	21,868	32,615	(4,750)	49,733

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

20. Current and Deferred Taxes, continued:

(d)	Effect of deferred taxes on income and equity:

Deferred tax related to items charged or credited directly to equity during the year:

	2008 MCh$	2009 MCh$
Adjustment for valuation financial assets available-for-sale	2,940	(4,750)

Total	2,940	(4,750)

21. Other Assets:

(a)	Item detail:

As of January 1, 2008, December 31, 2008 and 2009, other assets are detailed as follows:

	January 1, 2008 MCh$	2008 MCh$	2009 MCh$
Documents intermediated	146,938	90,864	90,108
Mutual funds	164,385	52,979	80,237
Assets held for leasing (*)	37,697	39,903	45,962
Pending transactions	—	16,399	16,325
Other accounts and notes receivable	57,465	10,411	7,705
Assets received or awarded as payment:
Assets received in lieu of payment	515	3,052	8,522
Provisions for assets received in lieu of payment	(229)	(32)	(229)
VAT receivable	5,764	3,876	4,974
Transactions in progress	8,430	8,960	4,411
Recovered leased assets for sale	220	251	3,688
Recoverable income taxes	1,075	2,910	3,626
Commissions receivable	1,309	6,724	3,161
Prepaid expenses	1,611	1,690	1,722
Rental guarantees	524	840	872
Materials and supplies	659	975	610
Accounts receivable for sale of assets received in lieu of payment	3,009	584	353
Other	20,426	11,101	10,825

Total	449,798	251,487	282,872

(*)	These correspond to property and equipment to be given under a finance lease.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

21. Other Assets, continued:

(b)	Movements in the provision for assets received in lieu of payment during 2009 and 2008 periods are detailed as follows:

MCh$
Balance as of January 1, 2008	229
Provisions used	—
Provisions established	64
Provisions released	(261)

Balance as of December 31, 2008	32
Provisions used	(11)
Provisions established	250
Provisions released	(42)

Balance as of December 31, 2009	229

22. Current Accounts and Other Demand Deposits:

As of January 1, 2008, December 31, 2008 and 2009, current accounts and other demand deposits are detailed as follows:

	January 1, 2008 MCh$	2008 MCh$	2009 MCh$
Current accounts	1,844,164	2,534,753	3,127,934
Other demand deposits and accounts	256,778	179,915	251,217
Other demand deposits	184,415	292,593	338,925

Total	2,285,357	3,007,261	3,718,076

23. Saving Accounts and Time Deposits:

As of January 1, 2008, December 31, 2008 and 2009, saving accounts and time deposits are detailed as follows:

	January 1, 2008 MCh$	2008 MCh$	2009 MCh$
Time deposits	6,249,999	8,309,720	7,264,809
Term saving accounts	139,127	157,270	158,035
Other term balances payable	3,987	5,600	4,637

Total	6,393,113	8,472,590	7,427,481

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

24. Borrowings from Financial Institutions:

As of January 1, 2008, December 31, 2008 and 2009, borrowings from financial institutions are detailed as follows:

	January 1, 2008 MCh$	2008 MCh$	2009 MCh$
Domestic banks
Interbank loans	58,678	—	3,177
Current account overdrafts	15,270	2,598	701
Non-transferable time deposits	—	—	—
Long-term borrowings	—	—	—
Other obligations	—	—	—

Subtotal	73,948	2,598	3,878

Foreign banks
Foreign trade financing
Chilean export financing	762,669	1,467,547	1,194,316
Chilean import financing	—	22,410	14,804
Obligations for third-party country transactions	—	—	—
Borrowings and other obligations
Short-term borrowings	—	—	—
Current account overdrafts	20,199	5,681	24
Non-transferable time deposits	—	—	—
Long-term borrowings	—	—	—
Other obligations	—	6	—

Subtotal	782,868	1,495,644	1,209,144

Chilean Central Bank
Borrowings and other obligations	—	—	155,090
Debt reprogramming credit lines	513	307	114

Subtotal	513	307	155,204

Total	857,329	1,498,549	1,368,226

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

25. Debt Issued:

As of January 1, 2008, December 31, 2008 and 2009, Debt issued is detailed as follows:

	January 1, 2008 MCh$	2008 MCh$	2009 MCh$
Mortgage bonds	396,731	349,928	265,581
Bonds	772,801	994,583	815,734
Subordinated bonds	446,395	555,576	506,683

Total	1,615,927	1,900,087	1,587,998

During 2007, Banco de Chile issued bonds by an amount of Ch$228,163 million, of which Ch$191,244 million correspond to normal bonds and Ch$36,919 million correspond to subordinated bonds, respectively.

Bonds

Series	MCh$	Term	Interest rate	Currency	Issued date	Maturity date
BCHI-S0207	36,667	10 years	3.2% annual	UF	16/03/2007	16/03/2017
BCHI-U0207	37,793	10 years	3.7% annual	UF	29/06/2007	29/06/2017
BCHI-W0807	77,514	5 years	3.1% annual	UF	12/10/2007	12/10/2012
BCHI-S0207	39,270	10 years	3.2% annual	UF	13/11/2007	13/11/2017

Total	191,244

Subordinated Bonds

Series	MCh$	Term	Interest rate	Currency	Issued date	Maturity date
UCHID10402	36,919	24 years	4.5 annual	UF	26/04/2007	26/04/2031

Total	36,919

During 2008, Banco de Chile issued bonds by an amount of Ch$211,126 million, of which Ch$157,210 million correspond to normal bonds and Ch$53,916 million correspond to subordinated bonds, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

25. Debt Issued, continued:

Bonds

Series	MCh$	Term	Interest rate	Currency	Issued date	Maturity date
BCHI-Y1207	79,400	5 years	3.3% annual	UF	01/02/2008	01/02/2013
BCHI-X1207	77,810	6 years	2.5% annual	UF	01/08/2008	01/08/2014

Total	157,210

Subordinated Bonds

Series	MCh$	Term	Interest rate	Currency	Issued date	Maturity date
UCHI-F1108	21,566	25 years	4.5% annual	UF	05/12/2008	05/12/2033
UCHI-F1108	32,350	25 years	4.5% annual	UF	09/12/2008	05/12/2033

Total	53,916

During 2009, Banco de Chile issued subordinated bonds totalling Ch$21,137 million, according to the following details:

Subordinated Bonds

Series	MCh$	Term	Interest rate	Currency	Issued date	Maturity date
UCHI-F1108	16,042	25 years	4.5% annual	UF	22/07/2009	22/07/2034
UCHI-F1108	5,095	25 years	4.5% annual	UF	23/07/2009	23/07/2034

Total	21,137

During the years 2008 and 2009, the Bank has not had breaches of capital, interest or other breaches with respect to its debts instruments.

26. Other Financial Obligations:

As of January 1, 2008, December 31, 2008 and 2009, other financial institutions are detailed as follows:

	January 1, 2008 MCh$	2008 MCh$	2009 MCh$
Public sector obligations	4,870	45,708	46,410
Other Chilean obligations	58,171	48,000	129,740

Total	63,041	93,708	176,150

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

27. Provisions:

(a)	As of January 1, 2008, December 31, 2008 and 2009, provisions are detailed as follows:

	January 1, 2008 MCh$	2008 MCh$	2009 MCh$
Provision for minimum dividends	70,874	109,516	78,524
Other provisions for contingencies	8,216	11,699	10,083

Total	79,090	121,215	88,607

(b)	The following table details the movements in provisions during the 2008 and 2009 periods:

	Minimum dividends MCh$	Other contingencies MCh$	Total MCh$
Balances as of January 1, 2008	70,874	8,216	79,090
Provisions established	109,516	10,714	120,230
Provisions used	(70,874)	(6,899)	(77,773)
Provisions released	—	(332)	(332)
Other movements	—	—	—

Balances as of December 31, 2008	109,516	11,699	121,215

Balances as of January 1, 2009	109,516	11,699	121,215
Provisions established	78,524	5,045	83,569
Provisions used	(109,516)	(6,661)	(116,177)
Provisions released	—	—	—
Other movements	—	—	—

Balances as of December 31, 2009	78,524	10,083	88,607

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

28. Employee Benefits:

(a)	Provisions for personnel benefits and payroll

	January 1, 2008 MCh$	2008 MCh$	2009 MCh$
Short-term personnel benefits	13,034	20,836	18,079
Vacation accrual	13,622	18,152	17,168
Pension plan – defined benefit plan (letter b)	8,335	6,924	7,955

Total	34,991	45,912	43,202

(b)	Pension plan – Defined benefit plan:

	2008 MCh$	2009 MCh$
Current service cost	1,221	507
Interest cost on benefit obligation	732	340
Actuarial gains and losses	(1,095)	1,215

Net benefit expense	858	2,062

The net benefit expense is recognized under “Personnel Expenses” (Note 37).

Changes in the present value of the defined benefit obligation are as follows:

	2008 MCh$	2009 MCh$
Opening defined benefit obligation, January 1,	8,335	6,924
Contributions by the employer	1,221	507
Benefits paid	(2,269)	(1,031)
Prepayments	—	—
Actuarial gains and losses	(363)	1,555

Closing defined benefit obligation	6,924	7,955

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

28. Employee Benefits, continued:

The principal assumptions used in determining pension obligations for the Bank’s plan are shown below:

	January 1, 2008%	December 31, 2008%	December 31, 2009%
Discount rate	7.70	8.78	4.91
Annual salary increase	2.00	2.00	2.00
Payment probability	93.00	93.00	93.00

The most recent actuarial valuation of the present value of the benefit plan obligation was carried out at December 31, 2009.

c)	Provisions for share-based employee benefits:

As of January 1, 2008, December 31, 2008 and 2009, the Bank and its subsidiaries do not have a share compensation plan.

29. Other Liabilities:

As of January 1, 2008, December 31, 2008 and 2009, other liabilities are detailed as follows:

	January 1, 2008 MCh$	2008 MCh$	2009 MCh$
Accounts and notes payable (*)	47,745	79,540	152,873
Documents intermediated	147,202	98,827	95,440
Financial guarantees	4,486	5,580	8,133
VAT payable	6,617	7,829	8,064
Leasing deferred gains	7,382	7,568	5,932
Deferred income	3,150	2,359	2,145
Pending transactions	7,246	3,407	1,066
Other	4,828	5,574	6,739

Total	228,656	210,684	280,392

(*)	This item includes obligations that fall outside the Bank’s line of business such as withholding taxes, social security payments, insurance payable, balances for material purchases and provisions for expenses pending payment.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

30. Contingencies and Commitments:

(a)	Commitments accounted for on off-balance-sheet accounts:

In order to satisfy its customers’ needs, the Bank entered into several irrevocable commitments and contingent obligations. Although these obligations are not recognized in the Statement of Financial Position, they entail credit risks and, therefore, form part of the Bank’s overall risk.

	January 1, 2008 MCh$	2008 MCh$	2009 MCh$
Off-balance-sheet accounts
Guarantees and surety bonds	161,071	212,914	114,012
Confirmed foreign letters of credit	119,663	45,782	55,267
Issued foreign letters of credit	111,949	109,066	118,028
Bank guarantees	932,084	1,111,018	1,168,059
Immediately available credit lines	2,997,792	3,113,239	3,352,973

Transactions on behalf of third parties
Collections	422,920	393,039	474,078
Third-party resources managed by the Bank:
Financial assets managed on behalf of third parties	—	1,292	34,845
Other assets managed on behalf of third parties	—	—	—
Financial assets acquired on its own behalf	—	9,207	8,692
Other assets acquired on its own behalf	—	—	—

Total	4,745,479	4,995,557	5,325,954

(b)	Lawsuits and legal proceedings:

(b.1)	Legal contingencies within the ordinary course of business:

In the ordinary course of business, the Bank and its subsidiaries act as defendant or co-defendant in various litigation matters. Although there can be no assurances, the Bank’s management believes, based on information currently available, that the ultimate resolution of these legal proceedings are not likely to have a material adverse effect on its results of operations, financial condition, or liquidity. As of December 31, 2008 and 2009, the Bank has established provisions for this concept in the amount of MCh$483 and MCh$667, recorded within “Provisions” in the statement of financial position.

(b.2)	Contingencies for significant lawsuits:

As of December 31, 2008 and 2009, the Bank is not party to any significant lawsuits that affect or may affect these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

30. Contingencies and Commitments, continued:

(c)	Guarantees granted:

i.	In subsidiary Banchile Administradora General de Fondos S.A.:

In compliance with article 226 and subsequent articles of Law 18,045, Banchile Administradora General de Fondos S.A., has designated Banco de Chile as the representative of the beneficiaries of the guarantees it has established and in that character the Bank has issued bank guarantees totaling UF 2,087,000, maturing January 8, 2010.

ii.	In subsidiary Banchile Corredores de Bolsa S.A.:

For the purposes of ensuring correct and complete compliance with all of its obligations as broker-dealer entity, in conformity with the provisions of article 30 and subsequent articles of Law 18,045 on Securities Markets, the subsidiary established a guarantee in an insurance policy for UF 20,000, insured by Cía. de Seguros de Crédito Continental S.A., that matures April 22, 2010, whereby the Securities Exchange of the Santiago Stock Exchange was appointed as the subsidiary’s creditors representative.

The Banks has given the following guarantees in relation to this subsidiary’s business activities.

	January 1, 2008 MCh$	2008 MCh$	2009 MCh$
Guarantees:

Shares to secure short-sale transactions in:
Securities Exchange of the Santiago Stock Exchange	1,237	5,894	27,071
Securities Exchange of the Electronic Stock Exchange of Chile	31,411	22,240	49,639

Money Market a Pershing Division of Donaldson, Lufkin & Jenrette Securities Corporation	58	76	62

Total	32,706	28,210	76,772

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

Banchile Corredores de Bolsa S.A. keeps an insurance policy current with La Interamericana - Compañía de Seguros Generales S.A. that expires January 2, 2010, and that covers employee fidelity, physical losses, falsification or adulteration, and currency fraud with a coverage amount equivalent to US$5,000,000.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

31. Equity:

i.	Subscribed and paid shares:

As of December 31, 2009, the paid-in capital of Banco de Chile is represented by 82,551,699,423 registered shares (80,879,895,984 in 2008), with no par value, subscribed and fully paid, distributed in 73,834,890,472 ordinary shares and 8,716,808,951 ordinary “Banco de Chile-S” series shares.

-	On January 1, 2008, as a result of the merger between Banco de Chile and Citibank Chile, 8,443,861,140 nominative, ordinary shares with no par value, of the “Banco de Chile–S” series, that were given to the shareholders of Citibank Chile, in the proportion of 8,443,861,140 shares of Banco de Chile for each share of Citibank Chile.

-	As agreed by Banco de Chile shareholders at the Extraordinary Shareholders’ Meeting held May 17, 2007, during 2008, 439,951,628 shares were subscribed and fully paid, detailed as follows:

Number of shares
March 2008	120,000,000
May 2008	319,951,628

Total	439,951,628

-	On March 26, 2009, the Extraordinary Shareholders’ Meeting agreed to increase its capital through the capitalization of 30% of its 2008 net income. On March 30, 2009, the Bank informed its decision for the payment of total earnings in cash. Therefore, the total capitalization amounted Ch$52,261 million through issuance and distribution of 1,671,803,439 shares. (See Note N° 6, letter (c)).

-	The following table shows the shares movements from January 1, 2008 to December 31, 2009:

	Ordinary shares	Ordinary S Series shares
January 1, 2008	71,996,083,216	—
Capitalization increase as a result of business combinations	—	8,443,861,140
Subscriptions and payment of shares - March, 2008	120,000,000	—
Subscriptions and payment of shares - May, 2008	319,951,628	—

December 31, 2008	72,436,034,844	8,443,861,140
Capitalizations of retained earnings	1,398,855,628	272,947,811

December 31, 2009	73,834,890,472	8,716,808,951

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

31. Equity, continued:

ii.	Approval and payment of dividends:

In Ordinary Shareholders’ Meeting held on March 26, 2009 the Bank’s shareholders agreed to distribute and pay dividend N° 197 amounting to Ch$2.357790 per common share of Banco de Chile, with charge to net income for the year ended December 31, 2008.

iii.	Provision for minimum dividends:

Chilean Corporations Law mandates a minimum distribution of 30% of distributable income. Accordingly, the Bank recorded a liability under the line item “Provisions” for an amount of MCh$78,524 (MCh$70,874 and MCh$109,516 in January 1, 2008 and December 31, 2008, respectively) against “Retained earnings”.

iv.	Other comprehensive income:

The cumulative translation adjustment is generated from the Bank’s translation of its investments in foreign related companies, as it records the effects of foreign currency translation for these items in equity.

In accordance with Note 2 (n), the fair market value adjustment for available-for-sale instruments is generated by fluctuations in the fair value of that portfolio, with a charge or credit to equity, net of deferred taxes.

v.	Earnings per share

Earnings per share is calculated by dividing the net profit for the year attributable to the ordinary equity holders of the Bank by the weighted average number of ordinary shares outstanding during the year.

The following table shows the income and share data used in the calculation of EPS:

	2008 MCh$	2009 MCh$
Net profits attributable to ordinary equity holders of the Bank	365,052	261,744
Weighted average number of ordinary shares for EPS	80,746.98	82,185.28

Earnings per shares	4.52	3.18

During the periods presented the Bank did not have any instruments that could lead to a dilution of its ordinary shares.

There have been no transactions involving ordinary shares or potential ordinary shares between the reporting date and the date of the completion of these financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

32. Interest Revenue and Expenses:

(a)	As of each year end, interest revenue is detailed as follows:

	2008 MCh$	2009 MCh$
Commercial loans	900,233	422,813
Consumer loans	374,371	373,369
Residential mortgage loans	300,529	56,682
Financial investments	33,452	35,479
Repurchase agreements	32,340	8,482
Loans and advances to banks	15,343	5,477
Gain (loss) from accounting hedges	(307)	(2,085)
Other interest revenue	3,389	190

Total	1,659,350	900,407

(b)	As of each year end, interest expenses are detailed as follows:

	2008 MCh$	2009 MCh$
Saving accounts and time deposits	604,086	159,822
Debt issued	218,567	32,913
Other financial obligations	23,951	22,127
Repurchase agreements	28,474	6,360
Borrowings from financial institutions	4,318	2,504
Demand deposits	442	318
Gain (loss) from accounting hedges	(2,190)	(485)
Other interest expenses	15,433	8,469

Total	893,081	232,028

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

33. Income and Expenses from Fees and Commissions:

The income and expenses for fees and commissions shown in the Consolidated Statement of Comprehensive Income refers to the following items:

	2008 MCh$	2009 MCh$
Income from fees and commissions
Card services	63,108	67,405
Collections and payments	50,492	52,620
Investments in mutual funds and other	41,131	45,246
Lines of credit and overdrafts	32,207	27,627
Trading and securities management	20,140	26,541
Insurance brokerage	18,210	18,845
Guarantees and letters of credit	9,109	12,858
Portfolio management	16,644	12,452
Financial advisory services	6,773	7,860
Other fees earned	18,077	24,555

Total income from fees and commissions	275,891	296,009

Expenses from fees and commissions
Credit card transactions	(26,502)	(27,742)
Fees for collections and payments	(7,107)	(6,302)
Sale of mutual fund units	(2,377)	(2,958)
Fees for securities transactions	(1,138)	(2,628)
Other fees	(3,578)	(5,163)

Total expenses from fees and commissions	(40,702)	(44,793)

34. Net Financial Operating Income:

The gain (losses) from trading and brokerage activities is detailed as follows:

	2008 MCh$	2009 MCh$
Sale of available-for-sale instruments	(173)	19,627
Financial assets held-for-trading	42,323	17,903
Net loss of other transactions	113	743
Derivative instruments	340,856	(176,452)
Sale of loan portfolios	1,717	—

Total	384,836	(138,179)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

35. Foreign Exchange Transaction, net:

Net foreign exchange transactions are detailed as follows:

	2008 MCh$	2009 MCh$
Translation difference, net	(355,387)	233,620
Indexed foreign currency	2,375	(12,621)

Total	(353,012)	220,999

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

36. Provisions for Loan Losses:

The movement during 2008 and 2009 is the following:

		Loans to customers as of December 31, 2008
	Loans and advance to banks	Commercial loans	Mortgage loans	Consumer loans	Total	Financial guarantees	Total
Provisions established:
Individual provisions	(311)	(66,271)	—	—	(66,271)	(1,146)	(67,728)
Group provisions	—	(6,964)	(7,659)	(106,970)	(121,593)	—	(121,593)

Provisions established, net	(311)	(73,235)	(7,659)	(106,970)	(187,864)	(1,146)	(189,321)

Provisions released:
Individual provisions	—	242	—	—	242	—	242
Group provisions	—	8	24	—	32	25	57

Provisions released, net	—	250	24	—	274	25	299

Recovery of written-off assets	—	16,653	3,391	19,604	39,648	—	39,648

Provisions, net allowances for credit risk	(311)	(56,332)	(4,244)	(87,366)	(147,942)	(1,121)	(149,374)

According to the Administration, the provisions constituted by credit risk, cover all the possible losses that could arise from the non-recovery of assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

36. Provisions for Loan Losses, continued:

		Loans to customers as of December 31, 2009
	Loans and advance to banks	Commercial loans	Mortgage loans	Consumer loans	Total	Financial guarantees	Total
Provisions established:
Individual provisions	(861)	(101,609)	—	—	(101,609)	(2,157)	(104,627)
Group provisions	—	(59,397)	(2,712)	(106,587)	(168,696)	(399)	(169,095)

Provisions established, net	(861)	(161,006)	(2,712)	(106,587)	(270,305)	(2,556)	(273,722)

Provisions released:
Individual provisions	—	—	—	—	—	3,979	3,979
Group provisions	—	1,519	—	—	1,519	—	1,519

Provisions released, net	—	1,519	—	—	1,519	3,979	5,498

Recovery of written-off assets	—	23,994	2,653	232	26,879	—	26,879

Provisions, net allowances for credit risk	(861)	(135,493)	(59)	(106,355)	(241,907)	1,423	(241,345)

According to the Administration, the provisions constituted by credit risk, cover all the possible losses that could arise from the non-recovery of assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

37. Personnel Expenses:

Personnel expenses in 2008 and 2009 are detailed as follows:

	2008 MCh$	2009 MCh$
Remuneration	152,467	159,247
Bonuses	70,053	50,734
Lunch and health benefits	16,316	17,613
Staff severance indemnities (*)	42,654	10,921
Trading expenses	1,886	1,251
Other personnel expenses	22,179	17,016

Total	305,555	256,782

(*)	This line includes staff severance indemnities and personnel bonuses due to the merger between Banco de Chile and Citibank Chile by MCh$34,962 (See Note 46).

38. Administrative Expenses:

As of December 31, 2008 and 2009, administrative expenses are detailed as follows:

	2008 MCh$	2009 MCh$
IT and communications	36,038	29,876
Maintenance and repair of property and equipment	22,450	21,611
Advertising	26,447	17,943
Office rental	15,829	16,106
Lighting, heating and other utilities	10,415	12,309
Expenses for outsourced services	5,342	10,911
Taxes, property taxes and contributions	8,905	8,165
External advisory services	5,886	6,892
Security and valuables transport services	7,082	6,870
Office supplies	7,985	6,818
Rent ATM area	3,501	4,137
Legal and notary	3,261	3,064
Representation and transferring of personnel	3,365	2,925
P.O. box, mail and postage	3,653	2,858
Board of Director’s expenses	2,749	2,485
Insurance premiums	1,692	1,799
Equipment rental	1,228	1,272
Donations	1,215	936
Other	9,521	10,237

Total	176,564	167,214

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

39. Depreciation, Amortization and Impairment:

Amounts charged to income for depreciation and amortization during the 2008 and 2009 periods are detailed as follows:

	2008 MCh$	2009 MCh$
Depreciation of property and equipment	22,751	21,942
Impairment loss on property and equipment	—	—
Amortization of intangible assets	16,319	14,505
Impairment loss on intangible assets	—	—
Impairment loss on investment securities	—	—

Total	39,070	36,447

40. Other Operating Income:

During 2008 and 2009, the Bank and its subsidiaries presented the following under other operating income:

	2008 MCh$	2009 MCh$
Income for assets received in lieu of payment
Gain on sale of assets received in lieu of payment	7,570	5,212
Other income	364	—

Subtotal	7,934	5,212

Release of provisions for contingencies
Other provisions for contingencies	332	—

Subtotal	332	—

Other income
Rental income	4,262	5,088
Foreign advisory services	2,501	2,781
Reversal tax provision from New York Branch	—	1,854
Recovery from external branches	1,188	1,152
Expenses recovery	1,066	1,141
Gain on sale of shares	10,352	—
Other	3,302	4,962

Subtotal	22,671	16,978

Total	30,937	22,190

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

41. Other Operating Expenses:

During 2008and 2009, the Bank and its subsidiaries incurred the following other operating expenses:

	2008 MCh$	2009 MCh$
Provisions and expenses for assets received in lieu of payment
Provisions for assets received in lieu of payment	—	208
Expenses to maintain assets received in lieu of payment	916	273

Subtotal	916	481

Provisions for contingencies
Other provisions for contingencies	10,714	5,043

Subtotal	10,714	5,043

Other Expenses
Write-offs for operating risks	4,307	3,753
Card administration	3,958	2,232
CDE transaction	—	1,236
Provision for other assets	5,047	1,039
Other	10,370	7,738

Subtotal	23,682	15,998

Total	35,312	21,522

42. Related Party Transactions:

The disclosures for related party transactions follow the rules set out in IAS 24.

Article 89 of the Corporations Law, which applies to Chilean banks, indicates that any transaction with a related party must take place under arm’s length conditions similar to those prevailing in the market.

Moreover, Article 84 of the General Banking Law establishes limits on loans granted to related parties and prohibits the granting of loans to the Bank’s directors, managers and general representatives.

The Bank did not enter into any transactions with his parent company, LQ Inversiones Financieras S.A., nor with the group’s ultimate parent, Quiñenco S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

42. Related Party Transactions, continued:

(a)	Loans to related parties:

The following table details loans and accounts receivable, contingent loans and assets related to trading and investment securities, corresponding to related entities.

	Production companies*			Investment companies*			Individuals*			Total
	January 1, 2008 MCh$	2008 MCh$	2009 MCh$	January 1, 2008 MCh$	2008 MCh$	2009 MCh$	January 1, 2008 MCh$	2008 MCh$	2009 MCh$	January 1, 2008 MCh$	2008 MCh$	2009 MCh$
Loans and accounts receivable
Commercial loans	120,947	225,755	224,746	58,756	34,439	34,492	1,127	803	614	180,830	260,997	259,852
Residential mortgage loans	—	—	—	—	—	—	6,558	8,509	8,315	6,558	8,509	8,315
Consumer loans	—	—	—	—	—	—	1,384	1,858	2,167	1,384	1,858	2,167

Gross loans	120,947	225,755	224,746	58,756	34,439	34,492	9,069	11,170	11,096	188,772	271,364	270,334
Provision for loan losses	(425)	(615)	(751)	(138)	—	(215)	(52)	(39)	(45)	(615)	(654)	(1,011)

Net loans	120,522	225,140	223,995	58,618	34,439	34,277	9,017	11,131	11,051	188,157	270,710	269,323

Off balance sheet accounts
Guarantees	1,545	—	10,937	5,713	—	—	—	—	—	7,258	—	10,937
Letters of credits	5,661	9,003	3,819	135	—	—	—	—	—	5,796	9,003	3,819
Banks guarantees	4,640	34,739	22,374	8,560	—	—	—	—	—	13,200	34,739	22,374
Immediately available credit lines	—	44,629	59,440	—	699	1,163	—	5,242	4,857	—	50,570	65,460

Total off balance sheet account	11,846	88,371	96,570	14,408	699	1,163	—	5,242	4,857	26,254	94,312	102,590
Financial guarantees	24	66	84	24	—	—	—	—	—	48	66	84

Amount covered by collateral
Mortgage	47,467	152,903	82,720	—	52	3,679	3,959	11,676	11,685	51,426	164,631	98,084
Warrant	—	—	—	—	—	—	—	—	—	—	—	—
Pledge	—	—	—	—	—	—	—	—	—	—	—	—
Other	5,274	16,544	2,321	12	7,920	14,505	—	—	—	5,286	24,464	16,826

Total collateral	52,741	169,447	85,041	12	7,972	18,184	3,959	11,676	11,685	56,712	189,095	114,910

Acquired instruments
For trading purposes	—	—	—	—	—	—	—	—	—	—	—	—
For investment purposes	—	—	15,200	—	—	—	—	—	—	—	—	15,200

Total acquired instruments	—	—	15,200	—	—	—	—	—	—	—	—	15,200

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

42. Related Party Transactions, continued:

(a)	Loans to related parties, continued:

* Production companies are legal entities which comply with the following conditions

a) they engage in productive activities and generate a separable flow of income

b) less then 50% of their assets are trading securities or investments

* Investment companies include those legal entities who do not comply with the conditions for production companies and are profit-oriented.

* Individuals include key members of the management, who directly or indirectly posses the authority and responsibility of planning, administrating and controlling the activities of the organization, including directors. This category also includes their family members who are expected to have an influence or to be influenced by such individuals in their interactions with the organization.

(b)	Other assets and liabilities with related parties:

	January 1, 2008 MCh$	2008 MCh$	2009 MCh$
Assets
Cash and due from banks	43,373	68,050	79,101
Securities sold under agreements to resell	40,160	16,088	—
Derivative instruments	—	117,752	172,474
Other assets	1,742	4,596	2,656

Total	85,275	206,486	254,231

Liabilities
Demand deposits	7,222	68,370	50,971
Saving accounts and time deposits	73,033	298,203	231,171
Derivative instruments	—	215,487	128,535
Other liabilities	461	2,075	5,932

Total	80,716	584,135	416,609

(c)	Income and expenses from related party transactions (*):

	2008		2009
	Income MCh$	Expense MCh$	Income MCh$	Expense MCh$
Type of income or expense recognized
Interest and revenue expenses	28,830	34,855	8,000	2,772
Fees and commission income	41,801	22,069	50,073	24,075
Net income from financial transactions	212,834	286,557	333,567	376,305
Foreign currency translation	554	—	133	8
Operating expenses	—	66,829	—	59,324
Other income and expenses	39,115	9	768	628

Total	323,134	410,319	392,541	463,112

(*)	This detail does not constitute an Income Statement for related party transactions.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

42. Related Party Transactions, continued:

(d)	Related party contracts:

These include any contract entered which does not represent a customary transaction within the Bank’s line of business with general customers and which accounts for amounts greater than UF 1,000.

These contracts are detailed in the table below:

Related Person (Individual or Company)	Contract Description	Contract Date	Term (years)	Annual Amount MCh$
Empresa Periodística La Tercera S.A.	Credit Card Co-branding	04-21-2008	5	252
Jorge Ergas Heymann	Consulting to the Board of Directors	01-09-2008	Indefinite	129
Banchile Seguros de Vida	Credit Card Life Insurance	12-31-2008	1	325
Bolsa de Comercio de Santiago	Rights and trade market services	01-01-2009	Indefinite	34

(e)	Payments to key management personnel:

	2008 MCh$	2009 MCh$
Remunerations	3,762	2,648
Short-term benefits	4,125	3,064
Contract termination indemnity	1,063	741

Total	8,950	6,453

Composition of key personnel:

	N° of executives
	2008	2009
Position
CEO	1	1
CEOs of subsidiaries	8	8
Division Managers	17	13

Total	26	22

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

42. Related Party Transactions, continued:

(f)	Directors’ expenses and remunerations:

	Remunerations				Fees for attending Board meetings		Fees for attending Committees and Subsidiary Board meetings (1)		Consulting		Total
Name of Directors	2008 MCh$		2009 MCh$		2008 MCh$	2009 MCh$	2008 MCh$	2009 MCh$	2008 MCh$	2009 MCh$	2008 MCh$	2009 MCh$
Pablo Granifo Lavín	363	(*)	332	(*)	51	39	332	291	—	—	746	662
Andrónico Luksic Craig	147		140		9	13	—	—	—	—	156	153
Jorge Awad Mehech	49		47		25	21	74	63	—	—	148	131
Jacob Ergas Ergas	49		47		19	17	47	53	—	—	115	117
Jaime Estévez Valencia	49		47		26	21	76	67	—	—	151	135
Guillermo Luksic Craig	49		47		13	6	—	—	—	—	62	53
Rodrigo Manubens Moltedo	49		47		25	19	66	55	—	—	140	121
Gonzalo Menéndez Duque	49		47		23	19	121	115	—	—	193	181
Francisco Pérez Mackenna	49		47		23	18	62	55	—	—	134	120
Thomas Fürst Freiwirth	49		47		21	19	56	49	—	—	126	115
Juan Andrés Fontaine Talavera	38		47		20	19	46	52	—	—	104	118
Hernán Büchi Buc	12		—		4	—	14	—	10	—	40	—
Jorge Ergas Heymann	1		—		2	—	2	—	—	—	5	—
Other subsidiary directors	—		—		—	—	123	119	—	—	123	119

Total	953		895		261	211	1,019	919	10	—	2,243	2,025

(1)	Includes fees paid to members of the Advisory Committee of Banchile Corredores de Seguros Ltda., of MCh$22 and MCh$19 in 2008 and 2009.
(*)	Includes a provision of MCh$216 and MCh$192 in 2008 and 2009 for an incentive subject to achieving the Bank’s forecasted earnings.

Fees paid for advisory services to the Board of Directors amount to MCh$227 and MCh$233 in 2008 and 2009.

Travel and other related expenses amount to MCh$279 and MCh$227 in 2008 and 2009.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

43. Fair Value of Financial Assets and Liabilities:

(a)	Financial instruments measured at fair value

The Bank and its subsidiaries determine the fair value of financial instruments by taking into account:

1.	The price of the financial instruments observed in the market, whether derived from observations or using modeling.

2.	The credit risk presented by the issuer of a debt instrument.

3.	The liquidity conditions and depth of the respective markets.

4.	Whether the position is an asset or liability to the Bank (in the case of derivatives, if the future cash flow is received or paid).

Based on an analysis of these factors, the Bank classifies the financial instruments in its portfolio into one of three levels:

Level 1:	Observable prices in active markets for the specific type of instrument or transaction to be measured.

Level 2:	Valuation techniques based on observable factors. This category includes instruments valued using: Quoted prices for similar instruments, either in active or less active markets. Other valuation techniques when all significant inputs are directly or indirectly observable based on market data.

Level 3:	Valuation techniques that use significant unobservable factors. This category includes all instruments where the valuation technique includes factors that are not based on observable data and the unobservable factors can have a significant effect on the valuation of the instrument. This category contains instruments that are valued based on quoted prices for similar instruments that require adjustments or significant unobservable assumptions to reflect the differences between them.

Valuation of Financial Instruments

The Bank’s accounting policy for measuring fair value is discussed in Note 2(e).

The Bank has established a control framework for measuring fair values. This framework includes a Product Control Function, which is independent from key management and reports directly to the Financial Control Manager. The product control area is generally responsible for independently verifying the results of trading and investment transactions as well as all fair value measurements. These controls include: verifying factors to determine observable prices and valuation models used; a review and approval process for new models and changes to models affecting the product control (result) and the Bank’s Market Risk.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

43. Fair Value of Financial Assets and Liabilities, continued:

Derivatives

With the exception of currency futures, for which prices are directly observable on active market and, therefore, are classified as Level 1, the Bank classifies derivative instruments as Level 2.

Within Level 2, valuations are performed using simple net present value calculations for all instruments without options. Options are valued using well-known, widely accepted valuation models. The most frequently applied valuation techniques include forward pricing and swap models using present value calculations. The models incorporate various inputs, including the credit quality of counterparties, foreign exchange rates and interest rate curves.

Investments in Financial Instruments

Debt instruments are valued using the internal rate of return, used to discount all cash flows of the respective instrument. The valuation calculations for debt instruments built into the Bank’s systems are those used by the Santiago Stock Exchange or Bloomberg, as appropriate.

Part of the portfolio of available-for-sale financial instruments, which are instruments that are not actively quoted, is valued using valuation techniques for which there are no relevant observable data from active markets and, therefore, they are classified as Level 3. These assets are valued based on the prices of assets with similar characteristics, taking into account the market, currency, type of instrument, liquidity, duration, issuer risk and cash flow structure, among other factors.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

43. Fair Value of Financial Assets and Liabilities, continued:

The following tables detail the classification, by level, of financial instruments measured at fair value.

	Total	Level 1		Level 2		Level 3		Total
	January 1, 2008 MCh$	2008 MCh$	2009 MCh$	2008 MCh$	2009 MCh$	2008 MCh$	2009 MCh$	2008 MCh$	2009 MCh$
Financial Assets
Financial assets held-for-trading
From the Chilean Government and Central Bank	302,735	290,962	146,278	13,531	15,816	—	—	304,493	162,094
Other instruments issued in Chile	579,243	330	1,212	264,090	185,552	17,372	2,732	281,792	189,496
Instruments issued abroad	46,656	—	—	40,579	—	—	—	40,579	—

Subtotal	928,634	291,292	147,490	318,200	201,368	17,372	2,732	626,864	351,590

Derivative contracts for trading purposes
Forwards	38,004	—	—	553,610	193,729	—	—	553,610	193,729
Swaps	37,907	—	—	321,603	370,417	—	—	321,603	370,417
Call Options	91	—	—	912	300	—	—	912	300
Put Options	123	—	—	323	65	—	—	323	65
Futures	—	173	81	261	—	—	—	434	81

Subtotal	76,125	173	81	876,709	564,511	—	—	876,882	564,592

Hedge derivative contracts
Swaps	4,923	—	—	25,469	1,394	—	—	25,469	1,394

Subtotal	4,923	—	—	25,469	1,394	—	—	25,469	1,394

Financial assets available-for-sale
From the Chilean Government and Central Bank	—	—	—	423,681	448,289	—	—	423,681	448,289
Other instruments issued in Chile	1,062	—	—	434,150	488,764	112,835	128,285	546,985	617,049
Instruments issued abroad	—	—	—	—	—	102,886	202,436	102,886	202,436

Subtotal	1,062	—	—	857,831	937,053	215,721	330,721	1,073,552	1,267,774

Other assets:
Mutual fund investments	164,385	52,979	80,237	—	—	—	—	52,979	80,237

Subtotal	164,385	52,979	80,237	—	—	—	—	52,979	80,237

Total	1,175,129	344,444	227,808	2,078,209	1,704,326	233,093	333,453	2,655,746	2,265,587

Financial Liabilities
Derivative contracts for trading purposes
Forwards	63,716	—	—	478,580	179,160			478,580	179,160
Swaps	56,374	—	—	368,066	352,112	—	—	368,066	352,112
Call Options	72	—	—	1,549	244	—	—	1,549	244
Put Options	—	—	—	781	376	—	—	781	376
Futures	—	2,217	—	—	183	—	—	2,217	183
Other	—	—	—	21	21	—	—	21	21

Subtotal	120,162	2,217	—	848,997	532,096	—	—	851,214	532,096

Hedge derivative contracts
Forwards	—	—	—	715	—			715	—
Swaps	—	—	—	11,585	6,144	—	—	11,585	6,144

Subtotal	—	—	—	12,300	6,144	—	—	12,300	6,144

Total	120,162	2,217	—	861,297	538,240	—	—	863,514	538,240

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

43. Fair Value of Financial Assets and Liabilities, continued:

(b)	Level 3 Reconciliation:

The following tables show the reconciliation between the beginning and ending balances of instruments classified as Level 3, whose fair value is reflected in the financial statements.

	As of December 31, 2008					As of December 31, 2009
	Balance as of January 1, 2008 MCh$	Gain (Loss) Recognized in Income MCh$	Gain (Loss) Recognized in Equity MCh$	Purchases, Sales and Agreements, net MCh$	Balance as of December 31, 2008 MCh$	Balance as of January 1, 2009 MCh$	Gain (Loss) Recognized in Income MCh$	Gain (Loss) Recognized in Equity MCh$	Purchases, Sales and Agreements, net MCh$	Balance as of December 31, 2009 MCh$
Financial Assets
Financial assets held-for-trading
Other instruments issued in Chile	122,265	2,231	—	(107,124)	17,372	17,372	1,213	—	(15,853)	2,732
Instruments issued abroad	22,194	3,368	—	(25,562)	—	—	—	—	—	—

Total	144,459	5,599	—	(132,686)	17,372	17,372	1,213	—	(15,853)	2,732

Financial assets available-for-sale
Other instruments issued in Chile	—	5,923	(5,083)	111,995	112,835	112,835	(4,429)	6,207	13,672	128,285
Instruments issued abroad	—	20,146	(12,348)	95,088	102,886	102,886	(5,809)	21,417	83,942	202,436

Total	—	26,069	(17,431)	207,083	215,721	215,721	(10,238)	27,624	97,614	330,721

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

43. Fair Value of Financial Assets and Liabilities, continued:

(c)	Sensitivity of instruments classified as Level 3 to changes in key assumptions of models.

The following tables show the sensitivity, by type of instrument, of instruments classified as Level 3 to changes in key valuation assumptions:

	As of December 31, 2008		As of December 31, 2009
	Level 3 MCh$	Sensitivity to changes in key assumptions of models MCh$	Level 3 MCh$	Sensitivity to changes in key assumptions of models MCh$
Financial Assets
Financial assets held-for-trading
Other instruments issued in Chile	17,372	977	2,732	3

Total	17,372	977	2,732	3

Financial assets available-for-sale
Other instruments issued in Chile	112,835	6,348	128,285	1,492
Instruments issued abroad	102,886	793	202,436	2,249

Total	215,721	7,141	330,721	3,741

In order to determine the sensitivity of these investment securities to changes in the relevant input factors the Bank has carried out alternative fair value calculations shifting the unobservable valuation parameters. The reasonability of these shifts has been assured by using data from specialized external data providers.

(d)	Other assets and liabilities

The following table summarizes the fair values of the Bank’s main financial assets and liabilities that are not recorded at fair value in the Statement of Financial Position. The values shown in this note do not attempt to estimate the value of the Bank’s income-generating assets, nor forecast their future behavior.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

43. Fair Value of Financial Assets and Liabilities, continued:

(d)	Other assets and liabilities, continued:

The estimated fair value is as follows:

	Book value			Estimated fair value
	January 1, 2008 MCh$	2008 MCh$	2009 MCh$	January 1, 2008 MCh$	2008 MCh$	2009 MCh$
Assets
Cash and due from banks	331,517	751,223	727,553	331,517	751,223	727,553
Transactions in the course of collection	542,579	807,625	526,051	542,579	807,625	526,051
Receivables from repurchase agreements and security borrowing	69,130	75,519	79,401	69,130	75,519	79,401

Subtotal	943,226	1,634,367	1,333,005	943,226	1,634,367	1,333,005

Loans and advances to banks
Domestic banks	255,013	260,669	123,796	255,013	260,669	123,796
Foreign banks	23,578	61,323	325,185	23,578	61,323	325,185

Subtotal	278,591	321,992	448,981	278,591	321,992	448,981

Loans to customers, net
Commercial loans	7,148,301	9,343,060	8,531,566	7,420,571	9,204,796	8,508,843
Residential mortgage loans	1,969,811	2,303,801	2,513,107	2,518,742	2,321,909	2,645,875
Consumer loans	1,306,491	1,813,603	1,834,482	1,171,185	1,602,782	1,815,153

Subtotal	10,424,603	13,460,464	12,879,155	11,110,498	13,129,487	12,969,871

Total	11,646,420	15,416,823	14,661,141	12,332,315	15,085,846	14,751,857

Liabilities
Current accounts and other demand deposits	2,285,357	3,007,261	3,718,076	2,285,357	3,007,261	3,718,076
Transactions in the course of payment	308,623	479,789	325,056	308,623	479,789	325,056
Payables from repurchase agreements and security lending	355,183	420,658	308,028	355,183	420,658	308,028
Saving accounts and time deposits	6,393,113	8,472,590	7,427,481	6,257,941	8,404,379	7,412,045
Borrowings from financial institutions	857,329	1,498,549	1,368,226	856,378	1,484,093	1,359,636
Other financial obligations	63,041	93,708	176,150	63,041	93,708	176,150

Subtotal	10,262,646	13,972,555	13,323,017	10,126,523	13,889,888	13,298,991

Debt issued
Letters of credit for residential purposes	233,808	215,095	169,996	279,318	204,308	168,721
Letters of credit for general purposes	162,923	134,833	95,585	194,636	128,071	94,868
Bonds	772,801	994,583	815,734	887,937	920,048	797,245
Subordinate bonds	446,395	555,576	506,683	619,943	555,916	549,959

Subtotal	1,615,927	1,900,087	1,587,998	1,981,834	1,808,343	1,610,793

Total	11,878,573	15,872,642	14,911,015	12,108,357	15,698,231	14,909,784

The fair value of assets not presented at that value in the Statement of Financial Position is derived from estimated cash flows the Bank expects to receive, discounted using the relevant market interest rate for each type of transaction.

The fair value of liabilities without market quotes is based on discounted cash flows using the interest rate for similar maturity terms.

For financial assets and liabilities that have a short term maturity (less than three months) it is assumed that the carrying amounts approximate their fair value. This assumption is also applied to demand deposits and savings accounts without specific maturity.

The Bank did not incur any “day 1” profits or losses during the reporting period.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

44. Maturity of Assets and Liabilities:

The table below shows details of loans and other financial assets and liabilities grouped in accordance with their remaining maturity, including accrued interest as of January 1, 2008, December 31, 2008 and 2009, respectively. Trading and Financial assets available-for-sale are included at their fair value and according to the term on which they can be sold.

	As of January 1, 2008
	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 12 months	Over 1 year and up to 3 years	Over 3 years and up to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets
Cash and due from banks	331,517	—	—	—	—	—	331,517
Transactions in the course of collection	542,579	—	—	—	—	—	542,579
Financial assets held-for-trading	928,634	—	—	—	—	—	928,634
Receivables from repurchase agreements and security borrowing	69,130	—	—	—	—	—	69,130
Derivative instruments	—	—	3,080	6,103	6,103	65,762	81,048
Loans and advance to banks (*)	253,356	111	11,116	13,957	56	—	278,596
Loans to customers (*)	1,507,144	1,273,895	2,299,766	2,263,882	1,023,760	2,185,780	10,554,227
Financial assets available-for-sale	1,062	—	—	—	—	—	1,062

Total assets	3,633,422	1,274,006	2,313,962	2,283,942	1,029,919	2,251,542	12,786,793

(*)	The respective provisions, which amount to MCh$129,624 and MCh$5 as of January 1, 2008 for loans to customers and loans and advances to banks, have not been deducted from this balance.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

44. Maturity of Assets and Liabilities, continued:

	As of December 31, 2008
	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 12 months	Over 1 year and up to 3 years	Over 3 years and up to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets
Cash and due from banks	751,223	—	—	—	—	—	751,223
Transactions in the course of collection	807,625	—	—	—	—	—	807,625
Financial assets held-for-trading	626,864	—	—	—	—	—	626,864
Receivables from repurchase agreements and security borrowing	50,141	8,614	16,764	—	—	—	75,519
Derivative instruments	101,987	204,064	284,874	118,957	97,273	95,196	902,351
Loans and advance to banks (*)	286,071	5,787	30,450	—	—	—	322,308
Loans to customers (*)	2,199,424	1,483,034	2,667,174	2,603,321	1,366,197	3,366,422	13,685,572
Financial assets available-for-sale	121,630	180,235	387,361	113,257	89,473	181,596	1,073,552

Total assets	4,944,965	1,881,734	3,386,623	2,835,535	1,552,943	3,643,214	18,245,014

	As of December 31, 2009
	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 12 months	Over 1 year and up to 3 years	Over 3 years and up to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets
Cash and due from banks	727,553	—	—	—	—	—	727,553
Transactions in the course of collection	526,051	—	—	—	—	—	526,051
Financial assets held-for-trading	351,590	—	—	—	—	—	351,590
Receivables from repurchase agreements and security borrowing	8,790	3,193	67,418	—	—	—	79,401
Derivative instruments	34,039	86,726	135,525	149,449	44,184	116,063	565,986
Loans and advance to banks (*)	218,516	34,500	170,627	12,719	13,796	—	450,158
Loans to customers (*)	1,916,157	1,203,119	2,732,699	2,791,340	1,517,776	3,030,165	13,191,256
Financial assets available-for-sale	231,465	140,371	345,306	114,492	92,775	343,365	1,267,774

Total assets	4,014,161	1,467,909	3,451,575	3,068,000	1,668,531	3,489,593	17,159,769

(*)	The respective provisions, which amount MCh$$225,108 and MCh$312,101 in 2008 and 2009 for loans to customers and MCh$316 and MCh$1,177 for loans and advances to bank, have not been deducted from these balances.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

44. Maturity of Assets and Liabilities, continued:

	As of January 1, 2008
	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 12 months	Over 1 year and up to 3 years	Over 3 years and up to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Liabilities
Current accounts and other demand deposits	2,285,357	—	—	—	—	—	2,285,357
Transactions in the course of payment	308,623	—	—	—	—	—	308,623
Payables from repurchase agreements and security lending	355,183	—	—	—	—	—	355,183
Saving accounts and time deposits	2,561,081	1,586,771	1,940,310	304,951	—	—	6,393,113
Derivative instruments	—	—	120,162	—	—	—	120,162
Borrowings from financial institutions	235,679	518,513	101,508	1,629	—	—	857,329
Debt issued	10,180	25,855	84,190	452,298	339,829	703,575	1,615,927
Other financial obligations	37,687	1,456	20,280	1,273	1,154	1,191	63,041

Total liabilities	5,793,790	2,132,595	2,266,450	760,151	340,983	704,766	11,998,735

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

44. Maturity of Assets and Liabilities, continued:

	As of December 31, 2008
	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 12 months	Over 1 year and up to 3 years	Over 3 years and up to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Liabilities
Current accounts and other demand deposits	3,007,261	—	—	—	—	—	3,007,261
Transactions in the course of payment	479,789	—	—	—	—	—	479,789
Payables from repurchase agreements and security lending	406,857	12,411	1,390	—	—	—	420,658
Saving accounts and time deposits	3,656,069	1,812,380	2,428,046	576,086	9	—	8,472,590
Derivative instruments	106,628	118,931	370,471	99,888	74,192	93,404	863,514
Borrowings from financial institutions	65,635	592,204	661,139	179,571	—	—	1,498,549
Debt issued	277,859	23,442	195,475	419,475	384,231	599,605	1,900,087
Other financial obligations	48,047	183	1,247	13,068	3,947	27,216	93,708

Total liabilities	8,048,145	2,559,551	3,657,768	1,288,088	462,379	720,225	16,736,156

	As of December 31, 2009
	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 12 months	Over 1 year and up to 3 years	Over 3 years and up to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Liabilities
Current accounts and other demand deposits	3,718,076	—	—	—	—	—	3,718,076
Transactions in the course of payment	325,056	—	—	—	—	—	325,056
Payables from repurchase agreements and security lending	296,594	11,434	—	—	—	—	308,028
Saving accounts and time deposits	3,243,762	1,713,175	2,273,148	195,251	2,121	24	7,427,481
Derivative instruments	41,175	99,014	138,413	95,701	47,877	116,060	538,240
Borrowings from financial institutions	201,743	200,894	823,789	—	65,836	75,964	1,368,226
Debt issued	137,935	176,373	53,750	426,217	211,356	582,367	1,587,998
Other financial obligations	139,731	674	3,932	11,234	9,788	10,791	176,150

Total liabilities	8,104,072	2,201,564	3,293,032	728,403	336,978	785,206	15,449,255

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

45. Risk Management:

(1) Introduction:

The Bank’s risk management is based on specialization, in knowledge of the business and the experience of its teams, with professionals specifically dedicated to each different type of risks. Our policy is to maintain an integrated, forward looking approach to risk management, taking into account the current and forecasted economic environment and the risk/return ratio of all products for both the Bank and its subsidiaries.

Our credit policies and processes acknowledge the particularities of each market and segment, thus affording specialized treatment. The integrated information prepared for risk analyses is key to developing our strategic plan, the objectives which include: determining the desired risk level for each business line; aligning all strategies with the established risk level; communicating desired risk levels to the Bank’s commercial areas; developing models, processes and tools for evaluating, measuring and controlling risk throughout the different business lines and areas; informing the board of directors about risks and their evolution; proposing action plans to address important deviations in risk indicators and enforcing compliance of applicable standards and regulations.

(a)	Risk Management Structure

Credit and Market Risk Management takes place at different levels throughout the organization, structured in response to both the important role that risk plays and the diverse types of risks that exist.

The Bank segregates risk management into two divisions that directly report to the Chief Executive Officer: the Companies Credit Risk and Market Risk Division and the Individuals Credit Risk Division. These divisions are internally organized based on the Bank’s commercial structure and function independently. They complement the Operational Risk Area, which reports to the Operations and Technology Division.

The Companies Credit Risk and Market Risk Division is responsible for the quality of the Bank’s portfolio and giving impulses in order to optimize the risk/return ratio for all client segments, from small and medium enterprises to corporations, including Private Banking. This division is also responsible for managing the Bank’s financial and market risks. The Individuals Risk Division plays a similar role for all of the Individuals client segments, including Banco CrediChile’s portfolio. The Operational Risk Area monitors loss events stemming from operating, administrative or technical factors or fraud, verifies controls and proposes corrective measures.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

45. Risk Management, continued:

(i)	Board of Directors

Banco de Chile’s Board of Directors is continually informed of developments in the different risk areas through its Finance, Credit, Portfolio and Audit Committees, in which it reviews the status of credit and market risks. The Board of Directors participates actively in each of these risk areas, keeping abreast of the portfolio and helping to define strategies that impact portfolio quality.

(ii)	Finance, International and Financial Risk Committee

This committee meets monthly to review developments and the current status of financial positions and market, price and liquidity risk. It reviews estimated results from financial positions in order to measure the risk/return ratio of the Bank’s Treasury business, as well as the evolution of and forecasts regarding use of capital.

(iii)	Credit Committees

All loan proposals made to customers must be approved by the appropriate committee. As a general rule, this committee must include a minimum of three executives, one of which must have sufficient authority to approve the specific transaction. There are various levels of authority, differentiated by segment and applied based on exposure, risk rating, statements of uncollectability, loan charge-offs, etc. The highest of these committees is the Board of Directors’ Loan Committee, which reviews and approves the Bank’s main risk exposures. This committee is composed of at least three directors, the Chief Executive Officer and the Credit Risk Division Manager.

(iv)	Portfolio Committee

This committee reviews in detail any developments in key credit risk variables. It reviews indicators such as risk, default, impaired portfolio and portfolio expense indices, among others. This review includes aggregate information at portfolio level, detailed by industry sector, segment, business unit, credit rating, etc. This committee also conducts a detailed review of the Bank’s main debtors, either by exposure or impairment. This committee is composed of the Chairman of the Board of Directors, at least one director, the Chief Executive Officer and the Credit Risk Managers.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

45. Risk Management, continued:

(v)	Treasury

The Bank’s Treasury Division is responsible for managing price risks (interest rates, exchange rates and options volatility) for its Trading and Accrual Portfolios, based on limits approved by the Board of Directors. In addition, it is the sole body responsible for ensuring that the Bank maintains adequate liquidity levels in line with market conditions and the needs of its different business units.

(vi)	Operational Risk Committee

This committee periodically reviews the status of operational risks, analyzing reasons for losses and progress made on any corrective measures adopted. It is composed of the Chief Executive Officer, the Manager of the Operations and Technology Division, the Manager of the Financial Control and Management Division, the Controller and the Operational Risk Manager.

(b)	Internal Audit

Risk management processes throughout the Bank are continually audited by the Internal Audit Area, which analyzes the sufficiency of and compliance with risk management procedures, Internal Audit discusses the results of all evaluations with management and reports its findings and recommendations to the Board of Directors.

(c)	Measurement Methodology

In terms of Credit Risk, provision levels and portfolio expenses are the basic measurements used to determine the credit quality of our portfolio.

Each year, the Board of Directors is presented with the results of a sufficiency test for allowance loan losses. This test shows whether the Bank’s existing level of allowance loan losses, both for the individual and group portfolios, is sufficient, based on historic losses or impairment experienced by the portfolio. The Board of Directors must issue a formal opinion on its sufficiency.

Risk monitoring and control are performed primarily based on established limits. These limits reflect the Bank’s business and market strategy as well as the risk level it is willing to accept, with added emphasis on selected industry sectors.

The Bank’s Chief Executive Officer, on a daily basis, and the Finance, International and Market Risk Committee, on a monthly basis, receive a report detailing the evolution of the Bank’s price and liquidity risk, based on both internal and regulator-imposed metrics.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

45. Risk Management, continued:

(d)	Mitigating Interest Rate Risk in the Accrual Portfolio using Derivatives

The Bank uses derivatives to manage exposure from changes in interest rates of loans and bonds in the available-for-sale portfolio.

The effectiveness of each hedge is evaluated each month by the Market Risk Control and Information area. When determined to be ineffective, a new hedge structure must be defined if the Bank wants to continue to mitigate the given risk using derivatives.

(e)	Use of Collateral

The Bank actively uses collaterals to reduce its credit risks (see below for more details).

(2) Credit Risk

Credit risk is the risk that we will incur a loss because our customers or counterparties do not comply with their contractual obligations.

This risk is managed using a global, unified and forward-looking strategy, which recognizes the current and projected economic environment of the markets and segments in which our different businesses are developing and grants appropriate credit treatment to each such market or segment by using risk limits that we are willing to accept from counterparties.

Managing credit risk is, therefore, inherent to our business and must be incorporated into each segment in which we do business: In this way, we may achieve an optimum balance between assumed risks and attained returns and properly allocate capital to each business line while complying with regulations and criteria defined by the Board of Directors, in order to ensure that the Bank has an appropriate capital base for potential losses that may arise from its credit exposure.

Counterparty limits are established by analyzing financial information, risk ratings, the nature of the exposure, documentation, guarantees, market conditions and the pertinent industry sector, among other factors. The process of monitoring credit quality also includes identifying in advance any possible changes in counterparty’s payment capacity, which enables us to evaluate the potential loss from these risks and take corrective actions.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

45. Risk Management, continued:

(a)	Approval Process

Loan analysis and approval is conducted using a differentiated approach for each market segment, using three separate credit-risk models:

Automated Model: This model focuses on individuals from the mass-market segment (i.e., not business-related) and is based on the integral automation of processes, which consist of admission, approval, follow-up and recovery, using scoring and behavior-based approval systems.

The Bank has also developed a broad level of knowledge regarding selection of customers, with a significant capacity to discriminate between subjects of different credit bases. Using this model, we have developed separate segmented models for retail banking and Banco CrediChile. In the case of our Consumer Division (Banco CrediChile), there are further distinctions for employed customers, which are separated into the following five sub-segments: retired persons, employees in the public sector, employees in the private sector over 40 years of age, employees in the private sector under 40 years of age and independent persons.

In retail banking there are also sub-segments divided by activity and length of the customer’s relationship with the Bank.

Parametric Model: This model is applied to individuals and small and medium-sized companies in business. To analyze these segments, the Bank uses certain levels of automation and parameterization. Automation currently provides a fundamental pillar for the pre-approval process for small companies and support for potential evaluations of medium-sized companies.

Case-by-case Model: This model is used for the wholesale segment. It is based on individual expert evaluation on risk level, operation amounts and business complexity, among other variables.

(b)	Control and Follow-up

The ongoing control and follow-up of credit risk is the basis for proactive portfolio management and enables risk to be recognized opportunely, thus identifying business opportunities and detecting potential impairment before it occurs.

In the wholesale business segment, control and follow-up are realized through a combination of reviews. The most relevant are the following:

•	High-level structured portfolio reviews with respect to the impact of specific macroeconomic fluctuations in relevant sectors of activity, defining case-by-case actions plans.

•	Constant monitoring system in order to detect early on those customers that show potential risks, agreeing on specific action plans for these customers with the corresponding client servicing team.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

45. Risk Management, continued:

(b)	Control and Follow up, continued:

•

Payment arrears management, backed by predictive indicators of risk level, with follow-up and action plans in the case of our most important customers, plus management of differentiated strategies for early recovery.

•	Follow-up of the conditions, restrictions and covenants imposed by the credit committee to all operations requiring it due to their importance or complexity.

•	Control of the exposure as well as the sufficiency of guarantees granted in the form of shares, monitoring fluctuations and preparing action plans in the event of insufficient coverage.

•	Follow-up schemes of credit behavior variables and borrowers’ financial condition.

•	Risk segmentation strategies for collections processes and policies to better integrate loan approval and monitoring processes, aligned behind a single vision of customer credit fundamentals.

(c)	Derivative Instruments

The value of derivative financial instruments is always reflected in the Bank’s balance sheet. The risks derived from these instruments, determined using SBIF models, are controlled against lines of credit of the counterparty at the inception of each transaction.

(d)	Portfolio Concentration

Maximum credit risk exposure per counterparty without considering collaterals or other credit improvements as of December 31, 2008 and 2009 does not exceed 10% of the Bank’s effective equity.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

45. Risk Management, continued:

The following tables show credit risk exposure per balance sheet item, including derivatives, detailed by both geographic region and industry sector as of January 1, 2008.

	Chile MCh$	United States MCh$	Brazil MCh$	Other MCh$	Total MCh$
Financial assets

Cash and due from banks	299,011	18,469	—	14,037	331,517

Financial assets held-for-trading
From the Chilean Government and Central Bank of Chile	302,735	—	—	—	302,735
Other instruments issued in Chile	579,243	—	—	—	579,243
Instruments issued abroad	—	51	22,194	24,411	46,656

Subtotal	881,978	51	22,194	24,411	928,634

Receivables from repurchase agreements and security borrowing	69,130	—	—	—	69,130

Derivative contracts for trading purposes
Forwards	29,078	3,667	—	5,259	38,004
Swaps	7,371	30,083	—	453	37,907
Call Options	91	—	—	—	91
Put Options	123	—	—	—	123
Futures	—	—			—
Other	—	—	—	—	—

Subtotal	36,663	33,750	—	5,712	76,125

Hedge derivative contracts
Forwards	—	—	—	—	—
Swaps	—	4,923	—	—	4,923
Call Options	—	—	—	—	—
Put Options	—	—	—	—	—
Futures	—	—	—	—	—
Other	—	—	—	—	—

Subtotal	—	4,923	—	—	4,923

Loans and advances to banks
Domestic banks	255,013	—	—	—	255,013
Foreign banks	—	—	17,576	6,002	23,578

Subtotal	255,013	—	17,576	6,002	278,591

Loans to customers (before allowances for loans losses)
Commercial loans	7,141,818	723	2,195	75,688	7,220,424
Residential mortgage loans	1,978,196	—	—	—	1,978,196
Consumer loans	1,355,607	—	—	—	1,355,607

Subtotal	10,475,621	723	2,195	75,688	10,554,227

Financial assets available-for-sale
From the Chilean Government and Central Bank of Chile	—	—	—	—	—
Other instruments issued in Chile	1,062	—	—	—	1,062
Instruments issued abroad	—	—	—	—	—

Subtotal	1,062	—	—	—	1,062

Financial assets held-to-maturity	—	—	—	—	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

45. Risk Management, continued:

	Financial Services MCh$	Government MCh$	Retail (Individuals) MCh$	Trade MCh$	Manufacturing MCh$	Mining MCh$	Electricity, Gas and Water MCh$	Agriculture and Livestock MCh$	Forestry MCh$	Fishing MCh$	Transportation and Telecom MCh$	Construction MCh$	Services MCh$	Other MCh$	Total MCh$
Financial assets

Cash and due from banks	158,819	36,638	—	—	—	—	—	—	—	—	—	—	136,060	—	331,517

Financial assets held-for-trading
From the Chilean Government and Central Bank of Chile	—	302,735	—	—	—	—	—	—	—	—	—	—	—	—	302,735
Other instruments issued in Chile	238,092	1	6,658	28,478	68,469	2,125	89,488	2,609	7,115	3,926	13,908	34,722	81,295	2,357	579,243
Instruments issued abroad	31,040	15,616	—	—	—	—	—	—	—	—	—	—	—	—	46,656

Subtotal	269,132	318,352	6,658	28,478	68,469	2,125	89,488	2,609	7,115	3,926	13,908	34,722	81,295	2,357	928,634

Receivables from repurchase agreements and security borrowing	8,161	28,708	—	8,308	3,413	—	11,417	4,536	—	234	3,286	71	996	—	69,130

Derivative contracts for trading purposes
Forwards	26,600	—	36	2,573	2,492	248	1,802	152	485	4	2,212	89	1,221	90	38,004
Swaps	34,086	—	—	—	117	—	—	—	—	542	3,162	—	—	—	37,907
Call options		—	—	5	85	—	—	1	—	—	—	—	—	—	91
Put options		—	—	113	—	—	—	—	—	—	10	—	—	—	123
Futures	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Subtotal	60,686	—	36	2,691	2,694	248	1,802	153	485	546	5,384	89	1,221	90	76,125

Hedge Derivative Contracts
Forwards	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Swaps	4,923	—	—	—	—	—	—	—	—	—	—	—	—	—	4,923
Call options	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Put options	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Futures	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Subtotal	4,923	—	—	—	—	—	—	—	—	—	—	—	—	—	4,923

Loans and advances to banks
Domestic banks	28,420	226,593	—	—	—	—	—	—	—	—	—	—	—	—	255,013
Foreign banks	23,578	—	—	—	—	—	—	—	—	—	—	—	—	—	23,578

Subtotal	51,998	226,593	—	—	—	—	—	—	—	—	—	—	—	—	278,591

Loans to customers,
Commercial loans (*)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Residential mortgage loans	2,081	—	1,770,036	34,711	4,616	1,327	339	9,959	—	910	6,991	9,093	134,299	3,834	1,978,196
Consumer loans	1,019	—	1,145,079	29,214	4,213	652	322	13,310	—	677	10,032	5,035	54,348	91,706	1,355,607

Financial assets available-for-sale
From the Chilean Government and Central Bank of Chile	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments issued in Chile	1,062	—	—	—	—	—	—	—	—	—	—	—	—	—	1,062
Instruments issued abroad	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Subtotal	1,062	—	—	—	—	—	—	—	—	—	—	—	—	—	1,062

Financial assets held-to-maturity	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

(*)	See commercial loans by industry sector in Note 14 (d).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

45. Risk Management, continued:

The following tables show credit risk exposure per balance sheet item, including derivatives, detailed by both geographic region and industry sector as of December 31, 2008.

	Chile MCh$	United States MCh$	Brazil MCh$	Other MCh$	Total MCh$
Financial assets

Cash and due from banks	465,020	219,983	—	66,220	751,223

Financial assets held-for-trading
From the Chilean Government and Central Bank of Chile	304,493	—	—	—	304,493
Other instruments issued in Chile	281,792	—	—	—	281,792
Instruments issued abroad	—	—	—	40,579	40,579

Subtotal	586,285	—	—	40,579	626,864

Receivables from repurchase agreements and security borrowing	75,519	—	—	—	75,519

Derivative contracts for trading purposes
Forwards	500,235	25,121	—	28,254	553,610
Swaps	180,343	106,174	—	35,086	321,603
Call options	912	—	—	—	912
Put options	323	—	—	—	323
Futures	—	434	—	—	434
Other	—	—	—	—	—

Subtotal	681,813	131,729	—	63,340	876,882

Hedge derivative contracts
Forwards	—	—	—	—	—
Swaps	—	25,469	—	—	25,469
Call options	—	—	—	—	—
Put options	—	—	—	—	—
Futures	—	—	—	—	—
Other	—	—	—	—	—

Subtotal	—	25,469	—	—	25,469

Loans and advances to banks
Domestic banks	260,669	—	—	—	260,669
Foreign banks	—	183	27,461	33,679	61,323

Subtotal	260,669	183	27,461	33,679	321,992

Loans to customers (before allowances for loans losses)
Commercial loans	9,223,090	3,072	62,438	170,613	9,459,213
Residential mortgage loans	2,317,076	—	—	—	2,317,076
Consumer loans	1,909,283	—	—	—	1,909,283

Subtotal	13,449,449	3,072	62,438	170,613	13,685,572

Financial assets available-for-sale
From the Chilean Government and Central Bank of Chile	423,681	—	—	—	423,681
Other instruments issued in Chile	546,985	—	—	—	546,985
Instruments issued abroad	84,815	—	18,071	—	102,886

Subtotal	1,055,481	—	18,071	—	1,073,552

Financial assets held-to-maturity	—	—	—	—	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

45. Risk Management, continued:

	Financial Services MCh$	Government MCh$	Retail (Individuals) MCh$	Trade MCh$	Manufacturing MCh$	Mining MCh$	Electricity, Gas and Water MCh$	Agriculture and Livestock MCh$	Forestry MCh$	Fishing MCh$	Transportation and Telecom MCh$	Construction MCh$	Services MCh$	Other MCh$	Total MCh$
Financial assets

Cash and due from banks	458,730	168,255	—	—	—	—	—	—	—	—	—	—	124,238	—	751,223

Financial assets held-for-trading
From the Chilean Government and Central Bank of Chile	—	304,493	—	—	—	—	—	—	—	—	—	—	—	—	304,493
Other instruments issued in Chile	280,389	—	—	1,403	—	—	—	—	—	—	—	—	—	—	281,792
Instruments issued abroad	40,579	—	—	—	—	—	—	—	—	—	—	—	—	—	40,579

Subtotal	320,968	304,493	—	1,403	—	—	—	—	—	—	—	—	—	—	626,864

Receivables from repurchase agreements and security borrowing	1,300	46,136	—	6,461	1,408	547	15,686	186	—	39	3,064	456	77	159	75,519

Derivative contracts for trading purposes
Forwards	494,955	—	6	4,930	7,608	116	979	1,834	—	1,884	395	834	74	39,995	553,610
Swaps	229,473	—	—	1,160	580	7,132	22,228	4,784	—	4,632	4,228	2,395	—	44,991	321,603
Call options	—	—	—	391	—	—	—	456	—	65	—	—	—	—	912
Put options	—	—	—	323	—	—	—	—	—	—	—	—	—	—	323
Futures	—		—	—	—	—	—	—	—	—	—	—	—	434	434
Other	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Subtotal	724,428	—	6	6,804	8,188	7,248	23,207	7,074	—	6,581	4,623	3,229	74	85,420	876,882

Hedge Derivative Contracts
Forwards	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Swaps	25,469	—	—	—	—	—	—	—	—	—	—	—	—	—	25,469
Call options	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Put options	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Futures	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Subtotal	25,469		—	—	—	—	—	—	—	—	—	—	—	—	25,469

Loans and advances to banks
Domestic banks	10,004	250,665	—	—	—	—	—	—	—	—	—	—	—	—	260,669
Foreign banks	61,323	—	—	—	—	—	—	—	—	—	—	—	—	—	61,323

Subtotal	71,327	250,665	—	—	—	—	—	—	—	—	—	—	—	—	321,992

Loans to customers
Commercial loans (*)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Residential mortgage loans	1,520	—	2,146,303	31,278	8,628	1,191	68	15,088	—	—	9,580	8,287	13,280	81,853	2,317,076
Consumer loans	507	—	1,742,330	23,618	8,620	1,228	24	21,966	—	—	8,690	5,340	6,403	90,557	1,909,283

Financial assets available-for-sale
From the Chilean Government and Central Bank of Chile	—	423,681	—	—	—	—	—	—	—	—	—	—	—	—	423,681
Other instruments issued in Chile	503,040	—	—	7,889	5,094	—	19,797	—	—	—	8,180	2,985	—	—	546,985
Instruments issued abroad	2,723	15,349	—	—	49,118	—	35,696	—	—	—	—	—	—	—	102,886

Subtotal	505,763	439,030	—	7,889	54,212	—	55,493	—	—	—	8,180	2,985	—	—	1,073,552

Financial assets held-to-maturity	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

(*)	See commercial loans by industry sector in Note 14 (d).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

45. Risk Management, continued:

The following tables show credit risk exposure per balance sheet item, including derivatives, detailed by both geographic region and industry sector as of December 31, 2009:

	Chile MCh$	United States MCh$	Brazil MCh$	Other MCh$	Total MCh$
Financial assets

Cash and due from banks	478,576	222,709	—	26,268	727,553

Financial assets held-for-trading
From the Chilean Government and Central Bank of Chile	162,094	—	—	—	162,094
Other instruments issued in Chile	189,496	—	—	—	189,496
Instruments issued abroad	—	—	—	—	—

Subtotal	351,590	—	—	—	351,590

Receivables from repurchase agreements and security borrowing	79,401	—	—	—	79,401

Derivative contracts for trading purposes
Forwards	114,950	48,781	—	29,998	193,729
Swaps	178,048	165,129	—	27,240	370,417
Call options	300	—	—	—	300
Put options	65	—	—	—	65
Futures	—	—	—	81	81
Other	—	—	—	—	—

Subtotal	293,363	213,910	—	57,319	564,592

Hedge derivative contracts
Forwards	1,077	—	—	—	1,077
Swaps	—	213	—	104	317
Call options	—	—	—	—	—
Put options	—	—	—	—	—
Futures	—	—	—	—	—
Other	—	—	—	—	—

Subtotal	1,077	213	—	104	1,394

Loans and advances to banks
Domestic banks	123,796	—	—	—	123,796
Foreign banks	—	211	190,208	134,766	325,185

Subtotal	123,796	211	190,208	134,766	448,981

Loans to customers (before allowances for loans losses)
Commercial loans	8,355,043	226	191,177	174,730	8,721,176
Residential mortgage loans	2,527,006	—	—	—	2,527,006
Consumer loans	1,943,074	—	—	—	1,943,074

Subtotal	12,825,123	226	191,177	174,730	13,191,256

Financial assets available-for-sale
From the Chilean Government and Central Bank of Chile	448,289	—	—	—	448,289
Other instruments issued in Chile	617,049	—	—	—	617,049
Instruments issued abroad	126,693	36,426	18,753	20,564	202,436

Subtotal	1,192,031	36,426	18,753	20,564	1,267,774

Financial assets held-to-maturity	—	—	—	—	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

45. Risk Management, continued:

	Financial Services MCh$	Government MCh$	Retail (Individuals) MCh$	Trade MCh$	Manufacturing MCh$	Mining MCh$	Electricity, Gas and Water MCh$	Agriculture and Livestock MCh$	Forestry MCh$	Fishing MCh$	Transportation and Telecom MCh$	Construction MCh$	Services MCh$	Other MCh$	Total MCh$
Financial assets

Cash and due from banks	451,473	127,166	—	—	—	—	—	—	—	—	—	—	148,914	—	727,553

Financial assets held-for-trading
From the Chilean Government and Central Bank of Chile	—	162,094	—	—	—	—	—	—	—	—	—	—	—	—	162,094
Other instruments issued in Chile	189,496	—	—	—	—	—	—	—	—	—	—	—	—	—	189,496
Instruments issued abroad	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Subtotal	189,496	162,094	—	—	—	—	—	—	—	—	—	—	—	—	351,590

Receivables from repurchase agreements and security borrowing	3,844	—	—	36,463	4,710	7,600	23,272	831	—	15	2,260	19	387	—	79,401

Derivative contracts for trading purposes
Forwards	161,908	—	119	16,488	3,465	548	1,890	543	—	135	8,037	454	142	—	193,729
Swaps	318,270	—	—	3,761	1,449	479	28,037	302	—	2,446	15,405	268	—	—	370,417
Call options	—	—	—	15	245	—	—	2	—	2	36	—	—	—	300
Put options	—	—	—	64	1	—	—	—	—	—	—	—	—	—	65
Futures	—		—	—	—	—	—	—	—	—	—	81	—	—	81
Other	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Subtotal	480,178	—	119	20,328	5,160	1,027	29,927	847	—	2,583	23,478	803	142	—	564,592

Hedge derivative contracts
Forwards	1,077	—	—	—	—	—	—	—	—	—	—	—	—	—	1,077
Swaps	317	—	—	—	—	—	—	—	—	—	—	—	—	—	317
Call options	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Put options	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Futures	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Subtotal	1,394	—	—	—	—	—	—	—	—	—	—	—	—	—	1,394

Loans and advances to banks
Domestic banks	13,796	110,000	—	—	—	—	—	—	—	—	—	—	—	—	123,796
Foreign banks	325,185	—	—	—	—	—	—	—	—	—	—	—	—	—	325,185

Subtotal	338,981	110,000	—	—	—	—	—	—	—	—	—	—	—	—	448,981

Loans to customers
Commercial loans (*)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Residential mortgage loans	157,255	—	2,223,268	26,095	6,855	843	61	10,635	—	692	7,400	5,484	6,148	82,270	2,527,006
Consumer loans	79,036	—	1,762,546	17,157	5,332	558	7	14,552	—	491	5,858	3,336	2,702	51,501	1,943,076

Financial assets available-for-sale
From the Chilean Government and Central Bank of Chile	—	448,289	—	—	—	—	—	—	—	—	—	—	—	—	448,289
Other instruments issued in Chile	554,558	—	—	—	5,928	—	27,776	—	—	—	10,505	2,727	13,443	2,112	617,049
Instruments issued abroad	79,617	26,568	—	—	49,638	4,910	36,935	—	—	—	—	—	—	4,768	202,436

Subtotal	634,175	474,857	—	—	55,566	4,910	64,711	—	—	—	10,505	2,727	13,443	6,880	1,267,774

Financial assets held-to-maturity	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

(*)	See commercial loans by industry sector in Note 14 (d).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

45. Risk Management, continued:

(e)	Collaterals and Other Credit Improvements

The amount and type of collaterals required depends on the counterparty’s credit risk assessment. The Bank has guidelines regarding the acceptability of types of collaterals and valuation parameters.

The main types of collaterals obtained are:

•	For commercial loans: Residential and non-residential real estate, liens and inventory.

•	For retail loans: Mortgages on residential property.

The Bank also obtains collaterals from parent companies for loans granted to their subsidiaries.

Management makes sure its collaterals are acceptable according to both external standards and internal policy guidelines and parameters. The Bank has approximately 153,000 collateral assets, the majority of which consist of real estate.

The Bank also uses mitigating tactics for credit risk on derivative transactions. To date, the following mitigating tactics are used:

•	Accelerating transactions and net payment using market values at the date of default of one of the parties.

•	Option for both parties to terminate early any transactions with a counterparty at a given date, using market values as of the respective date.

•	Margins established with time deposits by customers that close FX forwards with subsidiary Banchile Corredores de Bolsa S.A.

(f)	Credit Quality by Asset Class

The Bank determines the credit quality of financial assets using internal credit ratings. The rating process is linked to the Bank’s approval and monitoring processes and is carried out in accordance with risk categories established by current standards. Credit quality is continuously updated based on any favorable or unfavorable developments to customers or their environments, considering aspects such as commercial and payment behavior as well as financial information.

The Bank also conducts reviews of companies in certain industry sectors that are affected by macroeconomic or sector-specific variables. Such reviews allow the Bank to timely establish any necessary allowance loan losses that are sufficient to cover losses for potentially uncollectable loans.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

45. Risk Management, continued:

(f)	Credit Quality by Asset Class, continued:

The following table shows credit quality by asset class for balance sheet items, based on the Bank’s credit rating system, as of January 1, 2008.

	A1 MCh$	A2 MCh$	A3 MCh$	B MCh$	C1 MCh$	C2 MCh$	Other MCh$	Total MCh$
Financial assets

Cash and due from banks	128,115	1,144	80,185	120,038	—	—	2,035	331,517

Financial assets held-for-trading
From the Chilean Government and Central Bank of Chile	302,735	—	—	—	—	—	—	302,735
Other instruments issued in Chile	181,763	162,139	80,437	147,644	4	—	7,256	579,243
Instruments issued abroad	15,616	—	31,040	—	—	—	—	46,656

Subtotal	500,114	162,139	111,477	147,644	4	—	7,256	928,634

Receivables from repurchase agreements and security borrowing	39,029	4,736	15,552	9,813	—	—	—	69,130

Derivative contracts for trading purposes
Forwards	20,580	9,275	3,294	4,782	—	—	73	38,004
Swaps	5,937	898	161	30,911	—	—	—	37,907
Call options		72	18	1	—	—	—	91
Put options	—	43	56	24	—	—	—	123
Futures	—	—	—	—	—	—	—	—
Other	—	—	—	—	—	—	—	—

Subtotal	26,517	10,288	3,529	35,718	—	—	73	76,125

Hedge derivative contracts
Forwards	—	—	—	—	—	—	—	—
Swaps	4,923	—	—	—	—	—	—	4,923
Call options	—	—	—	—	—	—	—	—
Put options	—	—	—	—	—	—	—	—
Futures	—	—	—	—	—	—	—	—
Other	—	—	—	—	—	—	—	—

Subtotal	4,923	—	—	—	—	—	—	4,923

Loans and advances to banks
Domestic banks	231,596	23,417	—	—	—	—	—	255,013
Foreign banks	—	—	23,578	—	—	—	—	23,578

Subtotal	231,596	23,417	23,578	—	—	—	—	278,591

Loans to customers (before allowances for loans losses)
Commercial loans	89,268	2,329,422	2,004,825	2,352,005	167,196	52,239	225,469	7,220,424
Residential mortgage loans	—	—	—	—	—	—	1,978,196	1,978,196
Consumer loans	—	—	—	—	—	—	1,355,607	1,355,607

Subtotal	89,268	2,329,422	2,004,825	2,352,005	167,196	52,239	3,559,272	10,554,227

Financial assets available-for-sale
From the Chilean Government and Central Bank of Chile	—	—	—	—	—	—	—	—
Other instruments issued in Chile	—	—	—	—	—	—	1,062	1,062
Instruments issued abroad	—	—	—	—	—	—	—	—

Subtotal	—	—	—	—	—	—	1,062	1,062

Financial assets held-to-maturity	—	—	—	—	—	—	—	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

45. Risk Management, continued:

(f)	Credit Quality by Asset Class, continued:

The following table shows credit quality by asset class for balance sheet items, based on the Bank’s credit rating system, as of December 31, 2008.

	A1 MCh$	A2 MCh$	A3 MCh$	B MCh$	C1 MCh$	C2 MCh$	Other MCh$	Total MCh$
Financial assets

Cash and due from banks	614,315	11,868	—	125,040	—	—	—	751,223

Financial assets held-for-trading
From the Chilean Government and Central Bank of Chile	304,493	—	—	—	—	—	—	304,493
Other instruments issued in Chile	213,356	65,922	297	2,217	—	—	—	281,792
Instruments issued abroad	—	—	40,579	—	—	—	—	40,579

Subtotal	517,849	65,922	40,876	2,217	—	—	—	626,864

Receivables from repurchase agreements and security borrowing	12,300	37,222	17,589	8,220	—	—	188	75,519

Derivative contracts for trading purposes
Forwards	138,879	334,098	21,264	38,189	—	—	21,180	553,610
Swaps	211,834	47,284	16,568	44,126	4	—	1,787	321,603
Call options	—	326	195	391	—	—	—	912
Put options	—	215	—	108	—	—	—	323
Futures	173	—	—	—	—	—	261	434
Other	—	—	—	—	—	—	—	—

Subtotal	350,886	381,923	38,027	82,814	4	—	23,228	876,882

Hedge derivative contracts
Forwards	—	—	—	—	—	—	—	—
Swaps	25,469	—	—	—	—	—	—	25,469
Call options	—	—	—	—	—	—	—	—
Put options	—	—	—	—	—	—	—	—
Futures	—	—	—	—	—	—	—	—
Other	—	—	—	—	—	—	—	—

Subtotal	25,469	—	—	—	—	—	—	25,469

Loans and advances to banks
Domestic banks	250,665	10,004	—	—	—	—	—	260,669
Foreign banks	8,572	6,327	30,181	16,243	—	—	—	61,323

Subtotal	259,237	16,331	30,181	16,243	—	—	—	321,992

Loans to customers (before allowances for loans losses)
Commercial loans	287,220	2,454,840	2,375,691	3,625,075	171,896	102,047	442,444	9,459,213
Residential mortgage loans	—	—	—	—	—	—	2,317,076	2,317,076
Consumer loans	—	—	—	—	—	—	1,909,283	1,909,283

Subtotal	287,220	2,454,840	2,375,691	3,625,075	171,896	102,047	4,668,803	13,685,572

Financial assets available-for-sale
From the Chilean Government and Central Bank of Chile	423,681	—	—	—	—	—	—	423,681
Other instruments issued in Chile	71,826	432,916	4,859	37,384	—	—	—	546,985
Instruments issued abroad	15,347	64,896	2,725	19,918	—	—	—	102,886

Subtotal	510,854	497,812	7,584	57,302	—	—	—	1,073,552

Financial assets held-to-maturity	—	—	—	—	—	—	—	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

45. Risk Management, continued:

(f)	Credit Quality by Asset Class, continued:

The following table shows credit quality by asset class for balance sheet items, based on the Bank’s credit rating system, as of December 31, 2009.

	A1 MCh$	A2 MCh$	A3 MCh$	B MCh$	C1 MCh$	C2 MCh$	Impaired Portfolio MCh$	Other MCh$	Total MCh$
Financial assets

Cash and due from banks	300,368	8,348	157,880	259,160	—	—	—	1,797	727,553

Financial assets held-for-trading
From the Chilean Government and Central Bank of Chile	162,094	—	—	—	—	—	—	—	162,094
Other instruments issued in Chile	147,447	42,049	—	—	—	—	—	—	189,496
Instruments issued abroad	—	—	—	—	—	—	—	—	—

Subtotal	309,541	42,049	—	—	—	—	—	—	351,590

Receivables from repurchase agreements and security borrowing	1,239	23,352	12,168	42,627	—	—	15	—	79,401

Derivative contracts for trading purposes
Forwards	83,919	52,519	25,579	31,591	2	—	—	119	193,729
Swaps	114,687	206,120	15,888	31,286	1,430	—	1,006	—	370,417
Call options	—	—	259	39	—	—	—	2	300
Put options	—	—	48	17	—	—	—	—	65
Futures	—	81	—	—	—	—	—	—	81
Other	—	—	—	—	—	—	—	—	—

Subtotal	198,606	258,720	41,774	62,933	1,432	—	1,006	121	564,592

Hedge derivative contracts
Forwards	1,077	—	—	—	—	—	—	—	1,077
Swaps	161	120	—	36	—	—	—	—	317
Call options	—	—	—	—	—	—	—	—	—
Put options	—	—	—	—	—	—	—	—	—
Futures	—	—	—	—	—	—	—	—	—
Other	—	—	—	—	—	—	—	—	—

Subtotal	1,238	120	—	36	—	—	—	—	1,394

Loans and advances to banks
Domestic banks	110,000	13,796	—	—	—	—	—	—	123,796
Foreign banks	21,530	72,192	228,412	3,051	—	—	—	—	325,185

Subtotal	131,530	85,988	228,412	3,051	—	—	—	—	448,981

Loans to customers (before allowances for loans losses)
Commercial loans	32,067	2,290,427	2,074,847	3,446,251	136,957	6,195	418,057	316,375	8,721,176
Residential mortgage loans	—	—	—	—	—	—	68,787	2,458,219	2,527,006
Consumer loans	—	—	—	—	—	—	135,675	1,807,399	1,943,074

Subtotal	32,067	2,290,427	2,074,847	3,446,251	136,957	6,195	622,519	4,581,993	13,191,256

Financial assets available-for-sale
From the Chilean Government and Central Bank of Chile	448,289	—	—	—	—	—	—	—	448,289
Other instruments issued in Chile	284,755	276,064	18,071	36,047	—	—	—	2,112	617,049
Instruments issued abroad	69,878	78,876	—	48,914	—	—	—	4,768	202,436

Subtotal	802,922	354,940	18,071	84,961	—	—	—	6,880	1,267,774

Financial assets held-to-maturity	—	—	—	—	—	—	—	—	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

45. Risk Management, continued:

(f)	Credit Quality by Asset Class, continued:

Analysis of age of non-impaired, over-due loans by financial asset class:

Terms:

Default 1: 1 to 29 days

Default 2: 30 to 59 days

Default 3: 60 to 89 days

As of January 1, 2008:

	Default 1 MCh$	Default 2 MCh$	Default 3 MCh$	Total MCh$
Loans and advances to banks	1,284	—	1,418	2,702
Commercial loans	30,495	4,991	2,417	37,903
Import-export financing	2,862	222	967	4,051
Factoring transactions	24,138	329	21	24,488
Commercial lease transactions	3,175	748	359	4,282
Other loans and receivables	815	656	500	1,971
Residential mortgage loans	578	562	281	1,421
Consumer loans	6,030	2,596	1,490	10,116

Total	69,377	10,104	7,453	86,934

As of December 31, 2008:

	Default 1 MCh$	Default 2 MCh$	Default 3 MCh$	Total MCh$
Loans and advances to banks	6,485	—	—	6,485
Commercial loans	25,574	12,185	2,867	40,626
Import-export financing	32,301	933	347	33,581
Factoring transactions	24,829	3,483	446	28,758
Commercial lease transactions	2,385	965	317	3,667
Other loans and receivables	1,450	1,563	1,171	4,184
Residential mortgage loans	372	686	4	1,062
Consumer loans	13,254	5,128	3,083	21,465

Total	106,650	24,943	8,235	139,828

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

45. Risk Management, continued:

(f)	Credit Quality by Asset Class, continued:

As of December 31, 2009:

	Default 1 MCh$	Default 2 MCh$	Default 3 MCh$	Total MCh$
Loans and advances to banks	662	—	—	662
Commercial loans	17,375	6,526	4,193	28,094
Import-export financing	10,084	90	661	10,835
Factoring transactions	17,248	3,409	528	21,185
Commercial lease transactions	1,894	774	331	2,999
Other loans and receivables	1,236	1,213	792	3,241
Residential mortgage loans	389	360	17	766
Consumer loans	13,084	6,627	3,982	23,693

Total	61,972	18,999	10,504	91,475

The value of collateral maintained by the Bank for loans individually classified as impaired as of January 1, 2008, December 31, 2008 and 2009 is MCh$198,647, MCh$104,254 and MCh$187,899 respectively.

The value of collateral maintained by the Bank for loans over-due but non-impaired as of January 1, 2008, December 31, 2008 and 2009 is MCh$249,309, MCh$193,174 and MCh$78,251 respectively.

(g)	Assets Received in Lieu of Payment

The Bank has received assets in lieu of payment totaling MCh$515 MCh$3,052 and MCh$8,522 as of January 1, 2008, December 31, 2008 and 2009, respectively, the majority of which are properties. All of these assets are managed for sale.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

45. Risk Management, continued:

(h) Renegotiated Assets

The impaired loans are considered to be renegotiated when the corresponding financial commitments are restructured and the Bank assesses the probability of recovery as sufficiently high.

The following table details the book value of loans with renegotiated terms per financial asset class:

	January 1, 2008 MCh$	2008 MCh$	2009 MCh$
Financial assets

Loans and advances to banks
Domestic banks	—	—	—
Foreign banks	—	—	—

Subtotal	—	—	—

Loans to customers, net
Commercial loans	11,994	12,215	169,642
Residential mortgage loans	9,722	9,623	10,908
Consumer loans	58,517	112,681	176,795

Subtotal	80,233	134,519	357,345

Total renegotiated financial assets	80,233	134,519	357,345

The Bank evaluates allowances loan losses in two segments: individually assessed allowances loan losses and group assessed allowances loan losses, which are described in more detail in Note 2(l).

(i)	Impairment Testing

The main tools used to test loan impairment include an analysis of whether principal or interest payments are more than 90 days past due or if the counterparty is experiencing any known cash flow problems, reductions in credit ratings or default of the original contractual terms.

(j)	Off balance sheet accounts

In order to meet our customers’ financial needs, the Bank has extended several irrevocable commitments and contingent obligations. Even though these obligations are not recognized in the balance sheet, they involve credit risk and thus form part of the Bank’s general risk exposure.

Credit risk exposure generated by contingent obligations is disclosed in Note 30.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

45. Risk Management, continued:

(3) Market Risk

Market Risk is referred as to the potential loss the Bank may incur due to an adverse change of market factors levels (such as FX rates, equity prices, interest rates, etc,) or due to the scarcity of liquidity. Therefore, Market Risk for analysis purposes is separated into the following two components: Liquidity Risk and Price Risk.

(a) Liquidity Risk

Liquidity Risk is the risk of a potential loss due to a partial or complete absence of liquidity in the financial markets. This scarcity may occur due to a reduction of available funds that negatively impact the Bank’s funding capacity, which is referred as to Funding Liquidity risk. In addition, a reduction in the secondary market trading volumes observed for the instruments held in our balance sheet (such as bonds, stocks, etc,) or a decrease in terms of tickets size, tenors or number of participants in the derivatives market may lead to Trading Liquidity risk. In any case, in both environments the Bank is exposed to be unable to raise cash for honoring its contractual obligations.

Liquidity Risk Measurement

The Bank primarily measures, limits, controls and reports Funding Liquidity risk. The lack of explicit measuring of Trading Liquidity risk is due to the fact that the Bank’s trading portfolio is mainly comprised of highly liquid debt instruments such as Central Bank bonds, Chilean government bonds and short-term time deposits. The Trading Liquidity of derivative instruments is limited via explicit Greek limits: FX positions are controlled under delta FX limits; interest rate trading liquidity is controlled via DV01 limits (the DV01 is the change in the value of a financial instrument as a result of an increase in its valuation interest rate by 0.01%); a vega and gamma monitoring process is in place as well. Debt instruments booked in the Accrual book2 do not require trading liquidity restrictions since they are purchased as medium to long term investments, usually used for taking structural interest rate positions and/or hedging stable balances such as demand deposits.

Funding Liquidity is controlled and limited using several reports. The most basic in place is the C08 liquidity report, which is part of the set of reports requested by the regulators. The C08 liquidity report forecasts cash flow payments over the next 30 and 90 days for the main transactional balance sheet items (excluding capital, property and equipment, etc,); reports are separated between those that include cash flows denominated in local currency (including cash flows denominated in CLP and CLF) from those in foreign currencies (mainly concentrated in USD, EUR and JPY). The Superintendence of Banks (“SBIF”) requests banks to comply with the following C08 Index limits (the C08 Index is computed as the result of dividing the expected cash flow for the tenor bucket under analysis by the bank’s Basic Capital).

Foreign Currency 1-30 days C08 Index < 1

All Currencies 1-30 days C08 Index < 1

All Currencies 1-90 days C08 Index < 2

[2]

The accrual book contains all instruments, contracts and other financial operations (assets and liabilities) that are not part of the trading book. Generally, all traditional banking operations such as loans, deposits and financial instruments with the intention to be held until maturity are recognized in the accrual book.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

45. Risk Management, continued:

(3) Market Risk, continued:

Additionally, the SBIF allows banks to measure and report the C08 Index utilizing behavioral maturity assumptions for some specific balance sheet items (such as rollover assumptions for some proportion of the loans portfolio; some portion of the DDAs may be modeled as stable and therefore not withdrawn from the bank; etc.). When calculating the C08 Index using behavioral assumptions, it is referred as to the Adjusted C08 Index.

As of December 31, 2009, the Adjusted C08 1-30 days Index for foreign currency is 0.22 whereas the Adjusted C08 1-30 days Index for all currencies C08 is 0.08 (see graph below).

All Adjusted C08 1-30 days Indexes show the conservative management of the short-term liquidity throughout 2009 and especially within the first quarter of the year. In fact, the negative value of the Adjusted C08 1-30 days Index for all currencies during the first half of 2009 illustrates a solid liquidity position since there were no clear signs at that time that the global economy was on its way to recover from the financial crisis. Beginning the third quarter, the use increases mainly due to a greater use of USD funding.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

45. Risk Management, continued:

(3) Market Risk, continued:

The use of the Adjusted C08 1-90 days C08 Index for all currencies throughout 2009 is more stable than in the case of 1-30 days, fluctuating between 0 and 0.7. As of December 31, 2009, the value of this index is 0.7, which is significantly smaller than the limit, which is 2 (see graph above). In any case, this index confirms the Bank’s leeway in terms of maturity mismatches between assets and liabilities cashflow payments.

The maturity profile of the consolidated financial liabilities of Banco de Chile and its subsidiaries is detailed below:

	Up to 1 month MCh$	Between 1 and 3 months MCh$	Between 3 and 12 months MCh$	Between 1 and 3 years MCh$	Between 3 and 5 years MCh$	More than 5 years MCh$	Total MCh$
Liabilities as of January 1, 2008
Current accounts and other demand deposits	2,512,104	—	—	—	—	—	2,512,104
Transactions in the course of payment	308,623	—	—	—	—	—	308,623
Payables from repurchase agreements and security lending	333,161	15,094	6,928	—	—	—	355,183
Saving accounts and time deposits	2,538,867	1,775,172	1,984,661	307,439	268	29	6,606,436
Derivative instruments	288,426	176,393	494,631	863	—	—	960,313
Borrowings from financial institutions	154,703	259,363	425,840	17,423	—	—	857,329
Other financial obligations	744,317	74,969	276,193	584,619	440,033	908,516	3,028,647

Total undiscounted financial liabilities (excluding derivatives with offsetting agreements)	6,880,201	2,300,991	3,188,253	910,344	440,301	908,545	14,628,635

Derivatives with offsetting agreements	98,883	45,645	138,131	565,292	295,221	302,393	1,445,565

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

45. Risk Management, continued:

(3) Market Risk, continued:

	Up to 1 month MCh$	Between 1 and 3 months MCh$	Between 3 and 12 months MCh$	Between 1 and 3 years MCh$	Between 3 and 5 years MCh$	More than 5 years MCh$	Total MCh$
Liabilities as of December 31, 2008
Current accounts and other demand deposits	3,007,261	—	—	—	—	—	3,007,261
Transactions in the course of payment	479,789	—	—	—	—	—	479,789
Payables from repurchase agreements and security lending	406,857	12,411	1,390	—	—	—	420,658
Saving accounts and time deposits	3,540,935	1,829,311	2,511,082	630,443	73,152	17	8,584,940
Derivative instruments	399,189	478,134	96,033	3,794	12,397	—	989,547
Borrowings from financial institutions	227,101	612,409	570,313	83,672	94,367	—	1,587,862
Other financial obligations	483,410	225,172	267,786	601,812	523,665	1,016,427	3,118,272

Total undiscounted financial liabilities (excluding derivatives with offsetting agreements)	8,544,542	3,157,437	3,446,604	1,319,721	703,581	1,016,444	18,188,329

Derivatives with offsetting agreements	712,849	1,789,922	5,807,984	5,887,938	3,216,358	1,430,938	18,845,989

	Up to 1 month MCh$	Between 1 and 3 months MCh$	Between 3 and 12 months MCh$	Between 1 and 3 years MCh$	Between 3 and 5 years MCh$	More than 5 years MCh$	Total MCh$
Liabilities as of December 31, 2009
Current accounts and other demand deposits	3,718,076	—	—	—	—	—	3,718,076
Transactions in the course of payment	325,056	—	—	—	—	—	325,056
Payables from repurchase agreements and security lending	296,594	11,434	—	—	—	—	308,028
Saving accounts and time deposits	3,325,777	1,719,186	2,283,694	196,260	2,093	24	7,527,034
Derivative instruments	352,647	227,119	237,107	16,361	16,193	—	849,427
Borrowings from financial institutions	201,743	200,894	823,789	—	65,836	75,964	1,368,226
Other financial obligations	592,672	516,183	233,963	561,186	306,911	894,639	3,105,554

Total undiscounted financial liabilities (excluding derivatives with offsetting agreements)	8,812,565	2,674,816	3,578,553	773,807	391,033	970,627	17,201,401

Derivatives with offsetting agreements	494,410	827,490	3,156,726	5,268,798	2,333,554	1,262,678	13,343,656

The loans-to-deposits ratio for 2009 and 2008 is detailed below:

Loans-to-Deposit Ratio

	January 1, 2008	December 31, 2008	December 31, 2009
Maximum	2.01	1.54	1.46
Minimum	1.03	1.34	1.30
Average	1.36	1.42	1.40

The Bank establishes internal limits, in addition to those imposed by local regulators, which aim to prevent significant funding sources concentration and, thus, ensure diversified funding.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

45. Risk Management, continued:

(3) Market Risk, continued:

The first set of metrics—one is applicable to customer liabilities denominated in local currency and the other to foreign currency denominated customer liabilities—limits the aggregate amount that large fund providers may invest in Banco de Chile liabilities; time deposits and instruments sold under repurchase agreement are considered for this metric only. Limits are currently approved as 42% for local currency current liabilities and only 20% for foreign currency current liabilities.

The utilization of the local currency liabilities limit is stable throughout 2009 and it never reached 35%. The utilization of the foreign currency liabilities limit was more volatile, slightly exceeding in several periods the limit of 20%. The limit breach occurred given that the Treasury took advantage of the interest rate differential between the derivatives domestic USD dollar yields and the cash domestic US dollar interest rates. In any case, the Assets & Liabilities Committee approved this limit breach.

Additionally, the Bank established two additional metrics for limiting funding concentration. One of these limits the largest local currency fund provider on individual basis from exceeding 9% of current liabilities in that currency. The other limits the largest foreign currency fund provider on individual basis from exceeding 14% of current liabilities in foreign currencies. These limits operated with comfort throughout 2009, reaching a maximum of 7% the former and 11% the latter.

(b) Price Risk

Price Risk is referred as to the potential loss the Bank may incur due to an adverse change of market factors (such as FX rates, equity prices, interest rates, etc). Market factors are usually classified into the following three groups:

1.	Spot prices, such as foreign exchange rates, equity prices, commodity prices, precious metals or energy prices, etc. The Bank incurs foreign exchange risk and is indirectly exposed to equity prices risk through its subsidiary Banchile Corredores de Bolsa S.A.

2.	Interest rates inherent in debt instruments prices (usually referred as to yield-to maturity or YTM) and derivatives yield curves. This group includes debt instruments. This group also includes “spreads”, which are simply the mathematical difference between two interest rates or yields. These include a swap spread or arithmetic difference between the swap yield curve of a certain currency for a given tenor and the corresponding interest rate of a bullet bond issued by the government and/or central bank for the same tenor and currency. Likewise, a credit spread is the arithmetic difference between the interest rate of a bond issued by a private entity and the interest rate on a bullet bond issued by the government and/or central bank for the same tenor and currency.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

45. Risk Management, continued:

(3) Market Risk, continued:

3.	Options volatility. This is the third type of market factor and applies to options only, whose underlying asset is one or more of the market factors classified in the two aforementioned groups. The most common options transactions include foreign exchange rates and/or interest rates as underlying assets. The Bank currently has outstanding transactions in both.

In line with this market factors classification, Price Risk is classified into three groups: (a) spot price or commodity risk, (b) interest rate risk and (c) options volatility risk.

The Bank would be exposed to foreign exchange rate risk or Spot Price Risk if its aggregate portfolio comprises more USD denominated assets than liabilities denominated in such currency. In the case that this extra amount is funded in CLP, the Bank would be exposed to the risk of the USD depreciating against the Chilean peso, resulting in losses.

Likewise, the Bank would be exposed to interest rates or would hold Interest Rate Price Risk if the repricing tenors of assets were unmatched with those repricing tenors of liabilities. As an example, if liabilities are repriced faster than the assets balance sheet items, the Bank is exposed to an interest rate rise. Should this occur, the Bank would incur in losses.

Finally, the Bank would be exposed to fluctuations in the volatility of the CLP/USD foreign exchange rate or Options Volatility Price Risk if the portfolio generates a vega other than zero (vega is the change in value of an option as a result of a positive fluctuation of the volatility by 1%). The Bank would be exposed to a volatility decrease if the options book generates a positive vega, resulting in losses.

Measuring Price Risk

Price Risk is measured utilizing various reports and is separately assessed for the Trading and Accrual books.

A standardized regulatory report (SBIF C43 report) is used for the Trading Book, which allows the Bank including its affiliates to measure its potential loss in the case of an adverse fluctuation, at a given confidence level, of the relevant market factors used for valuing these transactions (FX rates, interest rates, derivatives yields, equity prices, etc.). This metric is computed using tables provided by the SBIF, which are basically taken from the Basel Accord on standardized measurement of price risk for Trading portfolios. The evolution of the Trading Book price risk throughout 2009 is illustrated in the next graph.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

45. Risk Management, continued:

(3) Market Risk, continued:

The SBIF has not established a formal individual limit for the Trading Portfolio price risk, but rather an overall limit that includes Market Risk plus 10% of Risk-Weighted Assets. In the future, Operational risk will be also included in the regulatory measurement.

Most of the Bank’s price risk during the period stemmed from interest rate positions, specifically those related to derivative transactions. In fact, most of the Bank’s price risk was generated by interest rate swaps denominated in CLP and CLF. Next in line were foreign exchange rate positions and then, to a much lesser extent, small positions in foreign and interest rate options transactions.

In addition, the Bank established internal limits for its Trading Book regarding net foreign exchange rate positions (FX delta), interest rates sensitivity limits (rho or DV01) and vega for options portfolios. The internal Price Risk policy call for daily stress tests for trading portfolios, including potential losses analysis versus formal triggers (“look forward analysis”) and actual losses within a calendar monitored against management action triggers (“look back analysis”).

The interest rate risk of the Accrual book is obtained using a standardized regulatory report (SBIF C40 report). This enables the Bank to estimate the potential loss due to adverse interest rate fluctuations, with a certain level of confidence. This metric is computed using tables provided by the SBIF, for standardized measurement of the accrual interest rate risk. Under current regulations, banks must establish limts for the short –term interest rate risk for the Accrual book as a percentage of the net interest rate margin and for the long-term interest rate risk as a percentage of the Bank’s Basic Capital, current limits for Banco de Chile are 25% and 25% respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

45. Risk Management, continued:

(3) Market Risk, continued:

In both cases, the use of risk is very stable, reflecting the stability of the Accrual book balance sheet items and an adequate leeway for potential new opportunities to open interest rate gaps.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

45. Risk Management, continued:

(3) Market Risk, continued:

The following table illustrates the exposure of the Accrual Book to interest rate risk by maturity on an individual basis as of January 1, 2008, December 31, 2008 and 2009:

Accrual Book Interest Rate Exposure by Maturity

	Up to 1 month MCh$	Between 1 and 3 months MCh$	Between 3 and 12 months MCh$	Between 1 and 3 years MCh$	Between 3 and 5 years MCh$	More than 5 years MCh$	Total MCh$
Assets as of January 1, 2008
Cash and due from banks	340,863	—	—	—	—	—	340,863
Transactions in the course of collection	248,154	—	—	—	—	—	248,154
Receivables from repurchase agreements and security borrowing	38,454	—	—	—	—	—	38,454
Derivative instruments	—	—	5,554	10,985	10,985	118,388	145,912
Loans and advances to banks	251,114	105	11,025	13,845	57	—	276,146
Loans to customers, net	1,694,753	1,433,092	2,587,485	2,547,220	1,152,001	2,458,575	11,873,126
Financial assets available-for-sale	—	—	—	—	—	—	—
Financial assets held-to-maturity	—	—	—	—	—	—	—

Total assets	2,573,338	1,433,197	2,604,064	2,572,050	1,163,043	2,576,963	12,922,655

	Up to 1 month MCh$	Between 1 and 3 months MCh$	Between 3 and 12 months MCh$	Between 1 and 3 years MCh$	Between 3 and 5 years MCh$	More than 5 years MCh$	Total MCh$
Assets as of December 31, 2008
Cash and due from banks	734,201	—	—	—	—	—	734,201
Transactions in the course of collection	397,051	—	—	—	—	—	397,051
Receivables from repurchase agreements and security borrowing	46,318	—	—	—	—	—	46,318
Derivative instruments	30,388	31,713	30,573	13,938	13,957	143,225	263,794
Loans and advances to banks	321,992	—	—	—	—	—	321,992
Loans to customers, net	3,135,533	2,084,624	3,546,419	2,639,387	1,272,950	3,201,811	15,880,724
Financial assets available-for-sale	125,234	186,890	368,276	136,824	81,073	364,292	1,262,589
Financial assets held-to-maturity	—	—	—	—	—	—	—

Total assets	4,790,717	2,303,227	3,945,268	2,790,149	1,367,980	3,709,328	18,906,669

	Up to 1 month MCh$	Between 1 and 3 months MCh$	Between 3 and 12 months MCh$	Between 1 and 3 years MCh$	Between 3 and 5 years MCh$	More than 5 years MCh$	Total MCh$
Assets as of December 31, 2009
Cash and due from banks	696,732	—	—	—	—	—	696,732
Transactions in the course of collection	328,530	—	—	—	—	—	328,530
Receivables from repurchase agreements and security borrowing	—	—	—	—	—	—	—
Derivative instruments	57,877	69,732	174,303	—	—	—	301,912
Loans and advances to banks	212,963	59,835	147,818	12,906	15,458	—	448,980
Loans to customers, net	2,205,503	1,766,611	3,562,989	2,858,548	1,389,593	3,247,244	15,030,488
Financial assets available-for-sale	229,713	138,284	343,402	121,654	117,797	549,610	1,500,460
Financial assets held-to-maturity	—	—	—	—	—	—	—

Total assets	3,731,318	2,034,462	4,228,512	2,993,108	1,522,848	3,796,854	18,307,102

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

45. Risk Management, continued:

(3) Market Risk, continued:

Accrual Book Interest Rate Exposure by Maturity

	Up to 1 month MCh$	Between 1 and 3 months MCh$	Between 3 and 12 months MCh$	Between 1 and 3 years MCh$	Between 3 and 5 years MCh$	More than 5 years MCh$	Total MCh$
Liabilities as of January 1, 2008
Current accounts and demand deposits	2,273,006	—	—	—	—	—	2,273,006
Transactions in the course of payment	66,795	—	—	—	—	—	66,795
Payables from repurchase agreements and security Lending	27,053	—	—	—	—	—	27,053
Saving accounts and time deposits	2,584,047	1,601,544	1,958,276	307,992	269	29	6,452,157
Derivative instruments	—	—	101,585	—	—	—	101,585
Borrowings from financial institutions	230,378	506,759	99,229	1,594	—	—	837,960
Debt issued	13,017	32,622	106,262	571,396	429,264	888,706	2,041,267
Other financial obligations	95,795	3,703	51,537	3,231	2,930	3,021	160,217

Total liabilities	5,290,091	2,144,628	2,316,889	884,213	432,463	891,756	11,960,040

	Up to 1 month MCh$	Between 1 and 3 months MCh$	Between 3 and 12 months MCh$	Between 1 and 3 years MCh$	Between 3 and 5 years MCh$	More than 5 years MCh$	Total MCh$
Liabilities as of December 31, 2008
Current accounts and demand deposits	3,014,013	—	—	—	—	—	3,014,013
Transactions in the course of payment	141,988	—	—	—	—	—	141,988
Payables from repurchase agreements and security lending	77,858	—	—	—	—	—	77,858
Saving accounts and time deposits	3,540,935	1,829,311	2,511,082	630,443	73,152	17	8,584,940
Derivative instruments	626	715	129,633	16,386	26,247	64,056	237,663
Borrowings from financial institutions	473,465	804,365	218,121	—	—	—	1,495,951
Debt issued	13,905	33,504	261,642	574,369	507,651	966,172	2,357,243
Other financial obligations	74,577	—	—	—	—	—	74,577

Total liabilities	7,337,367	2,667,895	3,120,478	1,221,198	607,050	1,030,245	15,984,233

	Up to 1 month MCh$	Between 1 and 3 months MCh$	Between 3 and 12 months MCh$	Between 1 and 3 years MCh$	Between 3 and 5 years MCh$	More than 5 years MCh$	Total MCh$
Liabilities as of December 31, 2009
Current accounts and demand deposits	3,759,962	—	—	—	—	—	3,759,962
Transactions in the course of payment	129,379	—	—	—	—	—	129,379
Payables from repurchase agreements and security lending	31,693	—	—	—	—	—	31,693
Saving accounts and time deposits	3,328,616	1,718,100	2,285,248	197,389	2,105	24	7,531,482
Derivative instruments	1,228	1,019	12,841	48,748	74,473	230,020	368,329
Borrowings from financial institutions	446,337	498,860	419,152	—	—	—	1,364,349
Debt issued	10,973	191,470	113,160	539,276	290,540	859,564	2,004,983
Other financial obligations	237,242	55,025	48,241	14,898	12,790	24,474	392,670

Total liabilities	7,945,430	2,464,474	2,878,642	800,311	379,908	1,114,082	15,582,847

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

45. Risk Management, continued:

(3) Market Risk, continued:

Price Risk Sensitivity Analysis

The use of stress tests has been put in place in the Bank in order to separately measure the potential risk for the Trading and Accrual books. After the 2008 financial crisis, the Bank realized that this is a more useful and reliable tool than normal distribution fluctuations assessments (as the VaR). To implement stress tests, the Bank daily monitors the trend of potential losses/gains for the Trading book and their root causes—e.g., position size changes, changes of market factors volatilities; uncoupling of these changes (e.g. absence of historical correlations) and the current trading liquidity to close the exposure generated by these positions. This analysis is also implemented for the accrual book on a monthly basis.

An updated database is maintained including the historical data of foreign exchange rates, debt instruments yields to maturity, derivatives swap yields, foreign exchange volatilities, etc. that enable the Bank to maintain up-to-date records of historical volatility of market factors fluctuations and correlations between these ones. Given this, the stress tests may be implemented modeling directional fluctuations but also knowing the magnitude of the modeled fluctuations relative to statistical data and also how frequent the fluctuation modeled occurred in the past (last 4 years, as a minimum of data horizon).

In order to comply with IFRS 7.40, we include the following exercise illustrating an estimation of the impact of feasible but reasonable (neither stressed nor extreme) fluctuations of interest rates, swaps yields, foreign exchange rates and foreign exchange volatilities embedded in the Trading and Accrual portfolios. Given that the Bank’s portfolio includes positions denominated in nominal and real interest rates, these fluctuations must be aligned with realistic inflation changes forecast. The exercise is implemented in a very simplistic way: trading portfolios impacts are estimated by multiplying DV01s by expected interest rates shifts; accrual portfolios impacts are computed as multiplying cumulative gaps by forward interest rates modeled fluctuations. However, this methodology presents the limitation that convexity of interest rates yield curves is not captured for trading portfolios; additionally, neither convexity nor prepayments behaviors are captured in the accrual portfolio analysis. In any case, given the magnitude of the shifts, the methodology may be enough accurate for the purposes and scope of the analysis.

The following table illustrates the fluctuations of bond interest rates, derivatives yields, FX CLP/USD volatility and inflation. Equity prices fluctuations of positions held in the Bank’s stockbrokerage house (Banchile Corredores de Bolsa SA) are not included given that are not considered material. In fact, equity positions used to be very small given that this legal vehicle is mostly focused on customer driven transactions (brokerage or equity swaps transactions closed with customers).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

45. Risk Management, continued:

(3) Market Risk, continued:

The directions of these fluctuations were chosen between four scenarios (two positive economic scenarios and two negative economic scenarios) given that they generate the worst impact within the four above mentioned:

	Risk Analysis: Adverse Scenario
Tenor	CLP Derivatives (bps)	CLP Bonds (bps)	Spread TAB CLP 90 / CAM (bps)	CLF Derivatives (bps)	CLF Bonds (bps)	USD Offshore 1m Derivatives (bps)	USD Offshore 3m Derivatives (bps)	USD Offshore 6m Derivatives (bps)	USD Offshore 1y Derivatives (bps)	Spread USD On/Off Derivatives (bps)	Vol FX CLP/USD (%)	Δ Annual Inflation (%)
1 d	(26)	(35)	160	190	173	(8)	(8)	(8)	(8)	(100)	10.00	(2.0)
3 m	(29)	(35)	160	186	174	(16)	(16)	(16)	(16)	(100)	10.00	(2.0)
6 m	(33)	(40)	160	174	168	(16)	(16)	(16)	(16)	(100)	10.00	(2.0)
9 m	(71)	(72)	160	133	132	(24)	(24)	(24)	(24)	(100)	10.00	(2.0)
1 yr.	(110)	(154)	160	93	50	(24)	(24)	(24)	(24)	(70)	10.00	(2.0)
2 yr.	(110)	(224)	160	(7)	(120)	(48)	(48)	(48)	(48)	(10)	10.00	—
4 yr.	(110)	(200)	160	(56)	(145)	(64)	(64)	(64)	(64)	(10)	—	—
6 yr.	(110)	(184)	160	(73)	(146)	(72)	(72)	(72)	(72)	(10)	—	—
10 yr.	(110)	(160)	160	(86)	(135)	(64)	(64)	(64)	(64)	(10)	—	—
16 yr.	(110)	(160)	160	(93)	(143)	(80)	(80)	(80)	(80)	(10)	—	—
20 yr.	(110)	(160)	160	(96)	(146)	(80)	(80)	(80)	(80)	(10)	—	—

The impact in the bank’s Trading book is the following:

Adverse Scenario Expected P&L Trading Book
MCh$
Interest Rate Book
CLP	5,297
CLF	3,520
USD, EUR, JPY offshore	2,507
USD, EUR, JPY on/ff spread	(1,110)
Total Interest Rate	10,214

MCh$
FX Spot
Total FX Spot	112

MCh$
Vega FX Options
Total FX Options	49

Total Impact	10,375
Forecasted P&L next 12 months	360,000
Basic Capital	1,392,745

Actually, the modeled scenario would generate a profit in the Trading book. Inverse fluctuation would generate a loss of the approximately the same magnitude. In any case, such fluctuations would not be resulting in material gains or losses compared with either forecasted profits for the next 12 months and/or Basic Capital.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

45. Risk Management, continued:

(3) Market Risk, continued:

The impact in the Accrual portfolio, which is not necessarily a gain/loss but greater/lower net revenue from funds generation (net revenues from funds or NRFF is the net interests generation resulting from the accrual portfolio), is illustrated below:

Adverse Scenario Marginal NRFF next 12 months
MCh$
CLP Total	10,374
CLF Total	(28,816)
FCY Total	(2,151)
Marginal NRFF	(20,593)
Forecasted P&L next 12 months	360,000
Basic Capital	1,392,745

The main adverse impact occurs in the CLF denominated book given that the scenario is considering a lower inflation and a rise in the CLF interest rates, both negatively hitting the value of the cost-to-close of the referred book. The impact is slightly less than 1 month of the forecasted profit.

The full-life analysis, e.g. including the gaps and fluctuations for the next 20 years, is illustrated below:

Adverse Scenario Marginal NRFF Full Life (20 years)
MCh$
CLP Total	106,250
CLF Total	249,698
FCY Total	(24,176)
Marginal NRFF	331,772
Forecasted P&L next 12 months	360,000
Basic Capital	1,392,745

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

45. Risk Management, continued:

(3) Market Risk, continued:

Finally, the next table illustrates the shadow mark-to-market impact (the impact on equity but not on income) in the AFS portfolio due to interest rate fluctuations:

AFS Portfolio Impact
Instrument	Notional (*)	YTM Impact bps	Impact MCh$
CLP Central Bank Bonds	266,384	(35)	2,051
CLP Short-Term CDs & Commercial Paper	249,264	(35)	5,478
Corporate Bonds	4,350	(220)	224

Total CLP			7,753
CLF Central Bank Bonds	7.18	(86)	12,083
CLF Short-Term CDs	7.67	174	(1,369)
CLF Mortgage Bonds	4.32	(145)	8,149
CLF Corporate Bonds	5.41	(140)	12,485

Total CLF			31,348
USD-Indexed Corporate Bonds	18	(10)	63
USD Bank Bonds, Chilean Yankee bonds, etc	335.3	(60)	6,763

Total USD			6,826
Total AFS Portfolio			45,927

Regulatory Capital			1,392,745

Capital Impact (%)			3.30%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

45. Risk Management, continued:

(4) Capital Requirements and Capital Management:

The Bank maintains an actively managed capital base to cover the risks inherent in its business. The adequacy of the Bank’s capital is monitored using, among other measures, the rules and ratios established by the Chilean Superintendency of Banks and Financial Institutions. During the past year as well as 2008, the Bank has fully complied with the externally imposed capital requirements.

The primary objectives of the Bank’s capital management are to ensure that the Bank complies with externally imposed capital requirements and that the Bank maintains strong credit ratings and healthy capital ratios.

The Bank manages its capital structure and makes adjustments in the light of changes in the economic conditions and the risk characteristics of its activities. In order to maintain or adjust the capital structure the Bank may adjust the amount of dividend payments, return capital to its shareholders or issue capital securities. No changes have been made to the objectives, policies and processes during the years presented.

Regulatory capital

In accordance with the Chilean General Banking Law, the Bank must maintain a minimum ratio of Effective Equity to Consolidated Risk-Weighted Assets of 8%, net of required provisions, and a minimum ratio of Basic Capital to Total Consolidated Assets of 3%, net of required provisions. However, due to the 2008 merger of Banco de Chile and Citibank Chile, the Superintendency of Banks and Financial Institutions, in Resolution N° 209 from December 26, 2007, increased the limit on the Bank’s ratio of effective equity to risk-weighted assets to 10%. In this context, the SBIF ratified the use of the 10% as minimum fixed in December 2001 when authorizing merge by absorption of Banco Edwards in Banco de Chile.

For this purpose, Effective Equity is determined based on Capital and Reserves or Basic Capital, adjusted by: (a) adding subordinate bonds up to 50% of Basic Capital, (b) adding additional loan provisions, and (c) subtracting the asset balance of goodwill or overpayments and unconsolidated investments in companies.

Assets are weighted using risk categories, which are assigned a risk percentage based on the capital needed to back each asset. There are 5 risk categories (0%, 10%, 20%, 60% and 100%). For example, cash, due from banks and financial instruments issued by the Chilean Central Bank have 0% risk, which means, in accordance with current standards, no capital is required to back these assets. Property and equipment have 100% risk, which means that minimum capital equivalent to 8% of the value of these assets is needed (10% in the case of Banco de Chile).

All derivative instruments traded off-market are taken into account to determine risk assets using conversion factors over notional values, thus calculating the value of the credit risk exposure (or “credit equivalent”). For weighting purposes, “credit equivalent” also considers off-balance sheet contingent loans.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

45. Risk Management, continued:

(4) Capital Requirements and Capital Management, continued:

Levels of Basic Capital and Effective Equity as of January 1, 2008, December 31, 2008 and 2009 are as follows:

	Consolidated assets			Risk-Weighted assets
	January 1, 2008 MCh$	2008 MCh$	2009 MCh$	January 1, 2008 MCh$	2008 MCh$	2009 MCh$
Balance sheet assets (net of provisions)
Cash and due from banks	331,517	751,223	727,553	45	318	154
Transactions in the course of collection	542,579	807,625	526,051	19,644	47,744	224,148
Financial assets held-for-trading	928,634	626,864	351,590	290,272	139,565	128,806
Receivables from repurchase agreements and security borrowing	69,130	75,519	79,401	69,130	75,519	79,401
Derivative instruments	81,048	902,351	565,986	137,994	829,707	449,852
Loans and advances to banks	278,591	321,992	448,981	15,511	63,324	327,944
Loans to customers, net	10,424,603	13,460,464	12,879,155	10,047,990	12,384,361	11,855,716
Financial assets available-for-sale	1,062	1,073,552	1,267,774	—	253,285	397,656
Investments in other companies	7,942	11,293	10,494	7,359	13,407	12,606
Intangible assets	25,520	94,324	88,182	24,974	30,299	28,885
Property and equipment	199,403	211,379	205,847	168,871	214,301	207,795
Investment Properties	16,459	18,397	17,840	—	—	—
Current tax assets	—	—	—	—	—	—
Deferred tax assets	41,786	63,747	72,103	4,610	7,325	8,285
Assets classified as held-for-sale	413,062	—	—	—	—	—
Other assets	449,798	251,487	282,872	147,639	217,768	217,498

Subtotal				10,934,039	14,276,923	13,938,746

Off-balance-sheet assets
Contingent loans	1,302,092	1,473,200	1,447,233	781,255	877,033	862,550

Total risk-weighed assets				11,715,294	15,153,956	14,801,296

	January 1, 2008		2008		2009
	Amount MCh$	Ratio %	Amount MCh$	Ratio %	Amount MCh$	Ratio %
Basic capital (*)	809,105	5.50	1,297,735	6.56	1,392,745	7.33
Effective equity	1,233,370	10.69	1,774,448	11.71	1,879,548	12.70

(*)	Basic Capital corresponds to equity attributable to equity holders in the Statement of Consolidated Financial Position without considering adjustments due to first-time adoption of IFRS. See Note 5, First-time Adoption.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

46. Merger Expenses:

During 2008, the following expenses were recorded as a result of the merger between Banco de Chile and Citibank Chile:

2008 MCh$
Staff severance indemnities and personnel bonuses	34,962
Write-off of Property and equipment and Intangible assets	3,374
Computer development	2,020
Advertising	1,559
Trading and other personnel expenses	978
Other	1,869

Total	44,762

These costs were not recognized as acquisition costs because they are not directly attributable to the acquisition.

47. New Accounting Pronouncements:

The following accounting pronouncements will be relevant to Banco de Chile and subsidiaries but were not effective as of December 31, 2009 and therefore, have not been applied in preparing these financial statements.

IFRS 3 and IAS 27

In January 2008, the IASB issued a revised version of IFRS 3, “Business Combinations” (“IFRS 3 R”), and an amended version of IAS 27, “Consolidated and Separate Financial Statements” (“IAS 27 R”). IFRS 3 R reconsiders the application of acquisition accounting for business combinations and IAS 27 R mainly relates to changes in the accounting for noncontrolling interests and the loss of control of a subsidiary. Under IFRS 3 R, the acquirer can elect to measure any noncontrolling interest on a transaction-by-transaction basis, either at fair value as of the acquisition date or at its proportionate interest in the fair value of the identifiable assets and liabilities of the acquiree. When an acquisition is achieved in successive share purchases (step acquisition), the identifiable assets and liabilities of the acquiree are recognized at fair value when control is obtained. A gain or loss is recognized in profit or loss for the difference between the fair value of the previously held equity interest in the acquiree and its carrying amount. IAS 27 R also requires the effects of all transactions with noncontrolling interests to be recorded in equity if there is no change in control.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

47. New Accounting Pronouncements, continued:

IFRS 3 and IAS 27, continued:

Transactions resulting in a loss of control, result in a gain or loss being recognized in profit or loss. The gain or loss includes a remeasurement to fair value of any retained equity interest in the investee. In addition, all items of consideration transferred by the acquirer are measured and recognized at fair value, including contingent consideration, as of the acquisition date. Transaction costs incurred by the acquirer in connection with the business combination do not form part of the cost of the business combination transaction but are expensed as incurred unless they relate to the issuance of debt or equity securities, in which case they are accounted for under IAS 39, “Financial Instruments: Recognition and Measurement”. IFRS 3 R and IAS 27 R are effective for business combinations in annual periods beginning on or after July 1, 2009, with early application permitted provided that both Standards are applied together.

IFRS 5 “Non-current Assets Held for Sale and Discounted Operations”

Improvements effected in May 2008 modified various paragraphs of IFRS 5, where is clarified that required disclosures with respect to non-current assets and disposal groups classified as held for sale or discontinued operations are only detailed in IFRS 5. Disclosure requirements of other IFRS only apply if specifically required for such non-current assets or discontinued operations. As a result of this modification, the disclosure regarding IFRS 8 “Operating Segments” must be modified. Its application is effective for annual periods that start as of January 1, 2010. The Bank evaluated the impact generated by the mentioned norm and concluded that it won’t significantly affect the financial statements.

Improvements to IFRS 2009

In April 2009, the IASB issued amendments to IFRS, which resulted from the IASB’s annual improvement project. They comprise amendments that result in accounting changes for presentation, recognition or measurement purposes as well as terminology or editorial amendments related to a variety of individual IFRS standards. Most of the amendments are effective for annual periods beginning on or after January 1, 2010, with earlier application permitted. The adoption of the amendments is not expected to have a material impact on the consolidated financial statements of Banco de Chile and subsidiaries.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

47. New Accounting Pronouncements, continued:

IFRS 9

In November 2009, the IASB issued IFRS 9, “Financial Instruments”, as a first step in its project to replace IAS 39, “Financial Instruments: Recognition and Measurement”. IFRS 9 introduces new requirements for how an entity should classify and measure financial assets that are in the scope of IAS 39. The standard requires all financial assets to be classified on the basis of the entity’s business model for managing the financial assets, and the contractual cash flow characteristics of the financial asset. A financial asset is measured at amortized cost if two criteria are met: (a) the objective of the business model is to hold the financial asset for the collection of the contractual cash flows, and (b) the contractual cash flows under the instrument solely represent payments of principal and interest. If a financial asset meets the criteria to be measured at amortized cost, it can be designated at fair value through profit or loss under the fair value option, if doing so would significantly reduce or eliminate an accounting mismatch. If a financial asset does not meet the business model and contractual terms criteria to be measured at amortized cost, then it is subsequently measured at fair value. IFRS 9 also removes the requirement to separate embedded derivatives from financial asset hosts.

It requires a hybrid contract with a financial asset host to be classified in its entirety at either amortized cost or fair value. IFRS 9 requires reclassifications when the entity’s business model changes, which is expected to be an infrequent occurrence; in this case, the entity is required to reclassify affected financial assets prospectively.

There is specific guidance for contractually linked instruments that create concentrations of credit risk, which is often the case with investment tranches in a securitization. In addition to assessing the instrument itself against the IFRS 9 classification criteria, management should also ‘look through’ to the underlying pool of instruments that generate cash flows to assess their characteristics. To qualify for amortized cost, the investment must have equal or lower credit risk than the weighted-average credit risk in the underlying pool of instruments, and those instruments must meet certain criteria. If a ‘look through’ is impracticable, the tranche must be classified at fair value through profit or loss. Under IFRS 9, all equity investments should be measured at fair value. However, management has an option to present directly in equity unrealized and realized fair value gains and losses on equity investments that are not held-for-trading. Such designation is available on initial recognition on an instrument-by-instrument basis and is irrevocable. There is no subsequent recycling of fair value gains and losses to profit or loss; however, dividends from such investments will continue to be recognized in profit or loss. IFRS 9 is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted. IFRS 9 should be applied retrospectively; however, if adopted before January 1, 2012, comparative periods do not need to be restated. In addition, entities adopting before January 1, 2011 are allowed to designate any date between the date of issuance of IFRS 9 and January 1, 2011, as the date of initial application that will be the date upon which the classification of financial assets will be determined. While approved by the IASB, the standard has yet to be endorsed by the Superintendency of Banks. Banco de Chile and subsidiaries are currently evaluating the potential impact that the adoption of the amendments will have on its consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

47. New Accounting Pronouncements, continued:

IAS 24

In November 2009, the IASB issued a revised version of IAS 24, “Related Party Disclosures” (“IAS 24 R”). IAS 24 R provides a partial exemption from the disclosure requirements for government-related entities and clarifies the definition of a related party. The revised standard is effective for annual periods beginning on or after January 1, 2011, with earlier application permitted. Banco de Chile and subsidiaries are currently evaluating the potential impact that the adoption of IAS 24 R will have on its consolidated financial statements.

IFRIC 19 “Extinguishing Financial Liabilities with Equity Instruments”

In November 2009, the IASB issued IFRIC 19 “Extinguishing Financial Liabilities with Equity Instruments”. This interpretation provides guidelines on how to record the cancellation of a financial liability through the issuance of equity instruments. The IFRIC concluded that the issuance of equity instruments in order to extinguish an obligation is constituted by the consideration paid. The consideration paid shall be measured at the fair value of the equity instruments issued, unless that fair value cannot be reliably measured, in which case the equity instruments must be measured to reflect the fair value of the financial liability extinguished. Its application is effective for annual periods that start after January 1, 2011, with the option of earlier application. The bank estimates that this norm will not have an impact on its financial statements.

IAS 1 “Presentation of Financial Statements”

Before the issuance of the IAS 1 amendments, the norm required that the entity presented a reconciliation of the changes for each component of equity. In the amendments to IFRS issued in May 2010, the IASB clarifies that entities may present an analysis of other comprehensive income for each component of equity, either in the statement of changes in equity or in the notes to the financial statements. Its application is obligatory for annual periods beginning on or after January 1, 2011. The Bank is still evaluating the impacts that the mentioned norm could generate in its financial statements.

Improvements to IFRS 2010

In April 2010, the IASB issued amendments to IFRS, which resulted from the IASB’s annual improvement project. They comprise amendments that result in accounting changes for presentation, recognition or measurement purposes as well as terminology or editorial amendments related to six individual IFRS standards and one interpretation. Most of the amendments are effective for annual periods beginning on or after January 1, 2011, with earlier application permitted. The adoption of the amendments is not expected to have a material impact on the consolidated financial statements of Banco de Chile and subsidiaries.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

48. Subsequent Events:

In Ordinary Meeting N° BCH 2,705 on January 29, 2010, the Bank’s Board of Directors agreed to call an Ordinary Shareholders’ Meeting for March 25, 2010 to propose, among other matters, distributing dividend N° 198, payable with a charge to net income for the year ended December 31, 2009, corresponding to 100% of Banco de Chile’s net income. This dividend will be Ch$3.496813 per currently subscribed and paid share of Banco de Chile.

On February 27, 2010 an earthquake struck the Southern Central zone of Chile. The earthquake and the resulting tsunami affected several of the Bank’s facilities and its clients. As of today, the Bank expects the effect on its net income to be close to Ch$5 million resulting from the impairment of its own property and equipment and investment property as well as impairment of loans to customers and other receivables. The Bank is still in the process of analyzing total damages to reach a reliable estimate of the incurred losses. The Bank’s own buildings and other property and equipment are duly insured against earthquake damages. In general, the Bank’s operations have not suffered such damages that would hinder operating at normal capacity.

All facilities, buildings, equipment and other property and equipment, are duly insured against damage risks, including fire and earthquake cover.

Between December 31, 2009 and the issuance of these consolidated financial statements, Management is not aware of any other significant subsequent events that affect or could affect the consolidated financial statements of the Bank and its subsidiaries.

SIGNATURE

The registrant, Banco de Chile, hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BANCO DE CHILE

By	/S/ ARTURO TAGLE Q.
Name:	Arturo Tagle Q.
Title:	Chief Executive Officer

Date: June 29, 2010