Form 20-F
period 2010-12-31
BANK OF CHILE
filed 2011-04-29
CIK 1161125

As filed with the Securities and Exchange Commission on April 29, 2011

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

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

Until and including our consolidated financial statements included in our annual report on Form 20-F for the year ended December 31, 2008, we prepared our audited consolidated financial statements in accordance with generally accepted accounting principles in Chile as supplemented by the applicable rules of the Superintendencia de Bancos e Instituciones Financieras de Chile (the “Superintendency of Banks”) (“Chilean GAAP”), with reconciliations to generally accepted accounting principles in the United States (“U.S. GAAP”). As required by IFRS 1—First Time Adoption of International Financial Reporting Standards, our financial position as of January 1, 2008 and December 31, 2008 and our results of operations for the year ended December 31, 2008 have been restated in accordance with IFRS 1 for comparative purposes. Reconciliations and description of the transition to IFRS, and the effects on assets, liabilities, equity, net income and cash flows are presented in Note 5 to our audited consolidated financial statements included in our annual report on Form 20-F for the year ended December 31, 2009 filed with the Securities and Exchange Commission on June 29, 2010. Unless otherwise indicated, the financial information included in this annual report with respect to 2008, 2009 and 2010 has been derived from financial statements that have been prepared in accordance with IFRS. See Note 2(a) to our audited consolidated financial statements as of and for the year ended December 31, 2010 appearing elsewhere in this annual report. IFRS differs in certain significant respects from Chilean GAAP. As a result, our financial information presented under IFRS is not directly comparable to our financial information presented under Chilean GAAP. Accordingly, readers should avoid such comparison.

Following our adoption of IFRS, we are no longer required to reconcile our financial statements to U.S. GAAP.

In this annual report, references to “$,” “U.S.$,” “U.S. dollars” and “dollars” are to United States dollars, references to “pesos” or “Ch$” are to Chilean pesos (see Note 2(f) to our audited consolidated financial statements as of and for the year ended December 31, 2010 appearing elsewhere in this annual report), and references to “UF” are to “Unidades de Fomento.” The UF is an inflation-indexed Chilean monetary unit of account with a value in Chilean pesos that is linked to and adjusted daily to reflect changes in the Consumer Price Index of the Instituto Nacional de Estadísticas (the “Chilean National Statistics Institute”). As of December 31, 2010, one UF equaled Ch$21,455.55.

This annual report contains translations of certain Chilean peso amounts into U.S. dollars at specified rates solely for your convenience. These translations should not be construed as representations that the Chilean peso amounts actually represent such U.S. dollar amounts, were converted from U.S. dollars at the rate indicated in preparing our audited consolidated financial statements as of and for the year ended December 31, 2010 or could be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, such U.S. dollar amounts have been translated from Chilean pesos based on the observed exchange rate, as described in “Item 3. Key Information—Selected Financial Data—Exchange Rates,” reported by the Banco Central de Chile, or the Central Bank of Chile (the “Central Bank”), for December 30, 2010 (the latest practicable date, as December 31, 2010 was a banking holiday in Chile). The observed exchange rate on April 25, 2011 was Ch$467.77 = U.S.$1.00. The rate reported by the Central Bank is based on the rate for the prior business day in Chile and is the exchange rate specified by the Superintendency of Banks to be used by Chilean banks in the preparation of their financial statements. The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos.

Unless otherwise specified, all references in this annual report to total loans are to loans to customers before deduction of allowances for loan losses, and they do not include loans to banks or contingent loans. Past-due loans include, with respect to any loan, the portion of principal or interest that is 90 or more days overdue, and do not include the installments of such loan that are not overdue or that are overdue for less than 90 days, unless legal proceedings have been commenced for the entire outstanding balance according to the terms of the loan, in which case the entire loan is considered past due within 90 days of the beginning of such proceedings. See “Item 4. Information on the Company—Selected Statistical Information—Classification of Loan Portfolio Based on the Borrower’s Payment Performance.”

According to Chilean regulations and for the purposes of this annual report, regulatory capital (“Regulatory Capital”) consists of:

•	basic capital, which is composed of our paid-in capital, reserves and retained earnings, excluding capital attributable to subsidiaries and foreign branches (“Basic Capital”); and

•

supplementary capital, which is composed of the following: (i) our subordinated bonds, considered at issue price (reduced by 20.0% for each year during the period commencing six years prior to maturity), but not exceeding 50.0% of our Basic Capital; plus (ii) our voluntary allowances for loan losses (up to 1.25% of risk-weighted assets to the extent voluntary allowances exceed those that banks are required to maintain by law or regulation); minus (iii) our goodwill and unconsolidated investments in companies.

Certain figures included in this annual report and in our audited consolidated financial statements as of and for the year ended December 31, 2010 have been rounded for ease of presentation. Percentage figures included in this annual report have not in all cases been calculated on the basis of such rounded figures but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this annual report may vary slightly from those obtained by performing the same calculations using the figures in our audited consolidated financial statements as of and for the year ended December 31, 2010. Certain other amounts that appear in this annual report may similarly not sum due to rounding.

Inflation figures are those reported by the Chilean National Statistics Institute, unless otherwise stated herein or required by the context.

MACRO-ECONOMIC AND MARKET DATA

In this annual report, all macro-economic data relating to the Chilean economy is based on information published by the Central Bank. All market share data, financial indicators and other data relating to the Chilean financial system are based on information published periodically by the Superintendency of Banks, which is published under Chilean GAAP and prepared on a consolidated basis.

PART I

Item 1.	Identity of Directors, Senior Management and Advisors

Not Applicable.

Item 2.	Offer Statistics and Expected Timetable

Not Applicable.

Item 3.	Key Information

SELECTED FINANCIAL DATA

The following tables present historical financial information about us as of the dates and for each of the periods indicated. The following tables should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements as of and for the year ended December 31, 2010 appearing elsewhere in this annual report. The financial information as of January 1, 2008 and for the years ended December 31, 2008, 2009 and 2010 is presented under IFRS.

Our audited consolidated financial statements have been prepared in accordance with IFRS for the years ended December 31, 2008, 2009 and 2010. In addition, our consolidated statement of financial position data as of January 1, 2008 has also been prepared in accordance with IFRS. Prior to January 1, 2008, we prepared our audited consolidated financial statements in accordance with Chilean GAAP. Reconciliations and description of the transition to IFRS, and the effects on equity and net income are presented in Note 5 to our audited consolidated financial statements included in our annual report on Form 20-F for the year ended December 31, 2009 filed with the Securities and Exchange Commission on June 29, 2010.

	For the Year Ended December 31,
	2008		2009		2010		2010
	(in millions of Ch$, except share and per share data)						(in thousands of U.S.$)(1)
IFRS:
CONSOLIDATED STATEMENT OF INCOME DATA

Interest revenue	Ch$	1,659,350	Ch$	900,407	Ch$	1,092,003	U.S.$	2,331,496
Interest expense		(885,263)		(222,883)		(324,506)		(692,841)

Net interest income		774,087		677,524		767,497		1,638,655
Net fees and commissions income		234,361		251,855		292,262		623,999
Net financial operating income		384,836		(138,179)		17,292		36,920
Foreign exchange transactions, net		(353,012)		220,999		63,762		136,136
Other operating income		30,937		22,190		23,584		50,353
Provisions for loan losses		(149,374)		(241,345)		(157,651)		(336,595)
Total operating expenses		(563,491)		(491,749)		(544,227)		(1,161,959)
Income attributable to associates		3,564		840		1,609		3,435

Income before income taxes		361,908		302,135		464,128		990,944
Income taxes		(35,313)		(40,389)		(46,513)		(99,309)

Net income from continued operations, net of taxes		326,595		261,746		417,615		891,635
Net income from discontinued operations, net of taxes		38,459		—		—		—

Net income for the year	Ch$	365,054	Ch$	261,746	Ch$	417,615	U.S.$	891,635

Attributable to:
Equity holders of the parent		365,052		261,744		417,614		891,633
Non-controlling interest		2		2		1		2
Earnings per share(2)		4.52		3.18		5.06		0.011
Earnings per ADS		2,708.12		1,902.42		3,035.30		6.48
Dividends per share(3)		3.36		2.72		3.50		0.007
Weighted average number of shares (in millions)		80,746.98		82,185.28		82,551.70		—

(See footnotes below)

	As of December 31,
	2008		2009		2010		2010
	(in millions of Ch$, except share and per share data)						(in thousands of U.S.$)(1)
IFRS:
CONSOLIDATED STATEMENT OF FINANCIAL POSITION DATA

Cash and due from banks	Ch$	751,223	Ch$	727,553	Ch$	772,329	U.S.$	1,648,972
Transactions in the course of collection		807,625		526,051		429,756		917,557
Financial assets held-for-trading		626,864		351,590		279,765		597,316
Receivables from repurchase agreements and security borrowing		75,519		79,401		82,787		176,756
Derivative instruments		902,351		565,986		488,354		1,042,667
Loans and advances to banks		321,992		448,981		349,588		746,393
Loans to customers, net		13,460,464		12,879,155		14,029,968		29,954,882
Financial assets available-for-sale		1,073,552		1,267,774		1,157,105		2,470,493
Investments in other companies		11,293		10,494		11,072		23,639
Intangible assets		94,324		88,182		87,276		186,340
Property and equipment		211,379		205,847		205,539		438,839
Investment properties		18,397		17,840		17,459		37,276
Current tax assets		—		—		3,363		7,180
Deferred tax assets, net		21,868		49,733		57,678		123,151
Other assets		251,487		282,872		304,425		649,967

Total assets	Ch$	18,628,338	Ch$	17,501,459	Ch$	18,276,464	U.S.$	39,021,428

Current accounts and other demand deposits		3,007,261		3,718,076		4,446,181		9,492,882
Transactions in the course of payment		479,789		325,056		208,750		445,695
Payables from repurchase agreements and security Lending		420,658		308,028		81,755		174,552
Saving accounts and time deposits		8,472,590		7,427,481		7,697,968		16,435,656
Derivative instruments		863,514		538,240		528,445		1,128,264
Borrowings from financial institutions		1,498,549		1,368,226		1,281,372		2,735,811
Debt issued		1,900,087		1,587,998		1,764,165		3,766,605
Other financial obligations		93,708		176,150		179,160		382,518
Currents tax liabilities		9,053		39,018		—		—
Deferred tax liabilities, net		—		—		—		—
Provisions		121,215		88,607		114,685		244,860
Employee benefits		45,912		43,202		55,433		118,353
Other liabilities		210,684		280,392		224,225		478,735

Total liabilities	Ch$	17,123,020	Ch$	15,900,474	Ch$	16,582,139	U.S.$	35,403,931

Total equity		1,505,318		1,600,985		1,694,325		3,617,497

Total liability and equity	Ch$	18,628,338	Ch$	17,501,459	Ch$	18,276,464	U.S.$	39,021,428

(See footnotes below)

	As of or for the Year Ended December 31,
	2008	2009	2010
IFRS:
CONSOLIDATED RATIOS

Profitability and Performance
Net interest margin(4)	5.16%	4.38%	4.70%
Return on average total assets(5)	2.18	1.51	2.38
Return on average equity(6)	24.45	16.85	25.01
Capital
Average equity as a percentage of average total assets	8.93	8.99	9.50
Bank regulatory capital as a percentage of minimum regulatory capital	204.04	234.93	232.85
Ratio of liabilities to regulatory capital(7)	15.02	11.87	12.99
Credit Quality
Substandard loans as a percentage of total loans(8)	4.96	5.81	5.46
Allowances for loan losses as a percentage of substandard loans(8)	33.14	40.71	44.33
Provision for loan losses as a percentage of average loans	1.18	1.89	1.16
Allowances for loan losses as a percentage of total loans	1.64	2.37	2.42
Operating Ratios
Operating expenses/operating revenue	52.60	47.54	46.74
Operating expenses/average total assets	3.37%	2.85%	3.10%

(1)	Translations of Chilean peso amounts into U.S. dollars are based on the observed exchange rate as reported by the Central Bank. Thus, amounts stated in U.S. dollars as of and for the fiscal year ended December 31, 2010 have been translated from Chilean pesos based on an observed exchange rate of Ch$468.37 to U.S.$1.00 as reported by the Central Bank on December 30, 2010 (the latest practicable date, as December 31, 2010 was a banking holiday in Chile).
(2)	Earnings per share data have been calculated by dividing net income by the weighted average number of shares outstanding during the year.
(3)	Dividends per share data are calculated by dividing the amount of the dividend paid during each year by the previous year’s number of shares outstanding.
(4)	Annualized net interest income divided by average interest earning assets. The average balances for interest earning assets, including interest and readjustments, have been calculated on the basis of our daily balances and on the basis of monthly balances for our subsidiaries.
(5)	Annualized net income (loss) divided by average total assets. The average balances for total assets have been calculated on the basis of our daily balances and on the basis of monthly balances for our subsidiaries.
(6)	Annualized net income (loss) divided by average equity. The average balances for equity have been calculated on the basis of our daily balances.
(7)	Total liabilities divided by bank regulatory capital.
(8)	See “Item 4. Information on the Company—Selected Statistical Information—Analysis of Substandard Loans and Amounts Past Due.”

Exchange Rates

As a general matter, prior to 1989, Chilean law permitted the purchase and sale of foreign currency only in those cases explicitly authorized by the Central Bank. The Ley Orgánica Constitucional del Banco Central de Chile 18,840 (the “Central Bank Act”) flexibilized the rules that govern the purchase and sale of foreign currency. The Central Bank Act empowers the Central Bank to determine that certain purchases and sales of foreign currency specified by law must be carried out in the Mercado Cambiario Formal (the “Formal Exchange Market”). The Formal Exchange Market is composed of banks and other entities so authorized by the Central Bank. The observed exchange rate for any given day equals the average exchange rate of the transactions conducted in the Formal Exchange Market on the immediately preceding banking day, as certified by the Central Bank. Even though the Central Bank is authorized to carry out its transactions at the rates it sets, it generally uses the spot rate for its transactions. Authorized transactions by other banks are generally carried out at the spot rate.

Purchases and sales of foreign exchange not required to be conducted in the Formal Exchange Market may be carried out in the Mercado Cambiario Informal (the “Informal Exchange Market”). There are no price limits imposed on transactions executed in the Informal Exchange Market. On December 30, 2010 (the latest practicable date, as December 31 was a banking holiday in Chile), the average exchange rate in the Informal Exchange Market was Ch$468.20 per U.S.$1.00, or 0.04% lower than the observed exchange rate of Ch$468.37 per U.S.$1.00 reported by the Central Bank on the same date. The observed exchange rate for any given day equals the average exchange rate of the transactions conducted in the Formal Exchange Market on the immediately preceding banking day, as certified by the Central Bank.

The following table sets forth the annual low, high, average and period-end observed exchange rate for U.S. dollars for each year beginning in 2006, as reported by the Central Bank:

	Daily Observed Exchange Rate Ch$ per U.S.$(1)
Year	Low(2)	High(2)	Average(3)	Period End(4)
	(in Ch$)
2006	511.44	549.63	530.28	534.43
2007	493.14	548.67	522.47	495.82
2008	431.22	676.75	522.46	629.11
2009	491.09	643.87	559.61	506.43

2010	468.37	549.17	510.25	468.37
October 2010	475.93	494.44	484.04	491.76
November 2010	477.05	488.72	482.32	486.39
December 2010	468.37	487.87	474.78	468.37
2011 (through April 25)	466.05	499.03	479.49	467.77
January 2011	466.05	499.03	489.44	483.32
February 2011	468.94	484.14	475.69	475.63
March 2011	472.74	485.37	479.65	482.08
April 2011 (through April 25)	467.77	479.46	473.19	467.77

Source: Central Bank.

(1)	Nominal amounts.
(2)	Exchange rates are the actual low and high, on a day-by-day basis for each period.
(3)	For full years, the average of monthly average rates during the year. For full months, the daily average during the month.
(4)	As reported by the Central Bank on the first business day of the following period.

The observed exchange rate on April 25, 2011 was Ch$467.77 = U.S.$1.00. The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos.

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

We are subject to market risks that are presented both in this subsection and in Note 40 to our audited consolidated financial statements as of and for the year ended December 31, 2010 appearing elsewhere in this annual report.

Risks Relating to our Operations and the Chilean Banking Industry

The growth of our loan portfolio may expose us to increased loan losses.

During the last five years, our total loan portfolio has experienced a significant increase, which has been primarily driven by the increase of our commercial and mortgage loans, and, to a lesser extent, by the growth in our consumer loans. Expansion of our loan portfolio (especially those related to the retail market) may expose us to a higher level of loan losses and require us to establish higher levels of allowances for loan losses. For the year ended December 31, 2010, our loan portfolio amounted to Ch$14,377,995 million as compared to the amount of Ch$13,191,256 million that we recorded as of December 31, 2009. Similarly, our allowances for loans losses increased by 11.5%, from Ch$312,101 million in 2009 to Ch$348,027 million in 2010. Accordingly, our ratio of allowances for loan losses to total loans reached 2.37% in 2009 and 2.42% in 2010.

Our loan portfolio may not continue to grow at the same or similar rate.

We cannot assure you that our loan portfolio will continue to grow at past rates. The Chilean financial system’s loan portfolio has shown a significant increase over the last five years, which has been prompted by a general effort of participants in the financial industry to broaden their products offering, as well as by the good conditions experienced by the Chilean economy over the last decade. However, a slowdown or negative growth rate of the Chilean economy could adversely affect the growth rate of our loan portfolio and our credit quality indicators and, accordingly, increase our required allowances for loan losses. For more information, see “Item 4. Information on the Company—Regulation and Supervision” and “Item 4. Information on the Company—Selected Statistical Information.”

Restrictions imposed by banking regulations may restrict our operations and thereby adversely affect our financial condition and results of operations.

We are subject to regulation by the Superintendency of Banks. In addition, we are subject to regulation by the Central Bank with respect to certain matters, including interest rates and foreign exchange transactions. During the Chilean financial crisis of 1982 and 1983, the Central Bank and the Superintendency of Banks strictly controlled the funding, lending and general business matters of the Chilean banking industry. See “Item 4. Information on the Company—Regulation and Supervision.”

Pursuant to the Ley General de Bancos (the “General Banking Law,”) all Chilean banks may, subject to the approval of the Superintendency of Banks, engage in additional businesses depending on the risk of the activity and the strength of the bank. The General Banking Law also applies to the Chilean banking system a modified version of the capital adequacy guidelines issued by the Basel Committee on Banking Regulation and Supervisory Practices (the “Basel Committee”) and limits the discretion of the Superintendency of Banks to deny new banking licenses. There can be no assurance that regulators will not impose more restrictive limitations in the future on the activities of banks, including us, than those that are currently in effect. Any such change could have a material adverse effect on us.

Increased competition and industry consolidation may adversely affect our operations.

The Chilean market for financial services is highly competitive. We compete with other Chilean and foreign banks, with Banco del Estado de Chile, a government-owned bank, and with large department stores that make consumer loans to a large portion of the Chilean population, especially to low and middle-income segments. In 2002, two new privately-owned banks affiliated with Chile’s largest department stores began their operations, mainly as consumer banks. In 2003, a new niche bank oriented at servicing corporations began its operations, and in 2004, two new retail banks commenced operations. The retail market (that comprises individuals and small and medium-sized companies) has become the target market of several banks, and competition with respect to these customers is continuously increasing. As a result, net interest margins (after credit risk) in these sub-segments are likely to decline over time.

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

The increase in competition within the Chilean banking industry in recent years has led to, among other things, consolidation in the industry. For example, on August 1, 2002, Banco Santiago and Banco Santander-Chile, at that time the second and third largest banks in Chile, respectively, merged to create Chile’s largest bank. In 2003, Banco del Desarrollo merged with Banco Sudamericano; in 2004, Banco Security merged with Dresdner Banque Nationale de Paris; in 2005, Banco de Crédito e Inversiones merged with Banco Conosur; in 2007, Banco Itaú acquired Bank Boston’s unit in Chile, while Rabobank acquired HNS Bank and Scotiabank acquired Banco del Desarrollo; in 2008, we merged with Citibank Chile and The Royal Bank of Scotland acquired ABN Amro Bank; in 2009, Banco Monex was acquired by Consorcio Group.

We expect trends of increased competition and consolidation to continue, resulting in the creation of new large financial groups. Consolidation, which can result in the creation of larger and stronger banks, may adversely affect us, including by decreasing the net interest margins we are able to generate.

Our exposure to certain segments of the retail market could lead to higher levels of past-due loans and subsequent charge-offs.

Although we historically focused on banking for the wholesale market and high-income individuals, an increasing proportion of our retail market consists of small and medium-sized companies (approximately 6.8% of the value of our total loan portfolio as of December 31, 2010, including companies with annual sales of up to Ch$1,500 million) and, to a lesser extent, of lower-income individuals (approximately 4.4% of our total loan portfolio as of December 31, 2010, including individuals with monthly incomes that range from Ch$170,000 to Ch$400,000). Our strategy includes increasing lending and providing other services to attract additional retail customers. These customers are likely to be more severely affected by adverse developments in the Chilean economy than large corporations and high-income individuals. Consequently, in the future we may experience higher levels of past-due loans, which could result in higher allowances for loan losses. The levels of past-due loans and subsequent write-offs may be materially higher in the future, which could adversely affect us. For more information, see “Item 4. Information on the Company—Business Overview—Principal Business Activities.”

Our affiliate may be obligated to sell shares of our stock in the public market if we do not pay sufficient dividends.

As of December 31, 2010, Sociedad Administradora de la Obligacion Subordinada S.A. (“SAOS”), our affiliate, held 34.64% of our shares as a consequence of our 1996 reorganization. This reorganization was due in part to our 1989 repurchase from the Central Bank of certain non-performing loans that we had previously sold to the Central Bank and later exchanged for subordinated debt without a fixed term. Under the terms of a repayment obligation in favor of the Central Bank that SAOS assumed to replace the Central Bank subordinated debt, SAOS may be required to sell some of our shares to the public. For more information, see “Item 4. Information on the Company—History and Development of the Bank—History—The 1982-1983 Economic Crisis and the Central Bank Subordinated Debt.”

In exchange for assuming the Central Bank indebtedness, SAOS received from SM-Chile S.A.(“SM-Chile”), a holding company that controls us and SAOS, 63.6% of our shares as collateral for this indebtedness. As a result of our merger with Banco de A. Edwards, the percentage of our shares held by SAOS decreased to 42.0%. As a result of the capital increases agreed upon in the Extraordinary Shareholders’ Meeting held in May 2007 and in the Extraordinary Shareholders’ Meeting held in January 2011, the share dividend paid in May 2006, May 2007, June 2009 and March 2011, and the merger with Citibank Chile in January 2008, the percentage of our shares held by SAOS further decreased to 33.6%. Dividends received from us are the sole source of SAOS’s revenue, which it must apply to repay this indebtedness. However, under SAOS’s agreement with the Central Bank, we have no obligation to distribute dividends to our shareholders. To the extent distributed dividends are not sufficient to pay the amount due on this indebtedness, SAOS is permitted to maintain a cumulative deficit balance with the Central Bank that SAOS commits to pay with future dividends. If the cumulative deficit balance exceeds an amount equal to 20% of our paid-in capital and reserves, the Central Bank may require SAOS to sell a sufficient number of shares of our stock owned by SAOS to pay the entire accumulated deficit amount. As of March 31, 2011, SAOS maintained a surplus with the Central Bank of Ch$135,653 million, equivalent to 9.6% of our paid-in capital and reserves. As of the same date, Ch$282,303 million would have represented 20% of our paid-in capital and reserves under Chilean GAAP as required by the Superintendency of Banks. If from time to time in the future our shareholders decide to retain and capitalize all or part of our annual net income in order to finance our future growth, and to distribute stock dividends among our shareholders, the Central Bank may require us to pay the portion of the net income corresponding to shares owned by SAOS in cash to SAOS. If we distribute stock dividends and the Central Bank does not require us to pay that portion in cash, the shares received by SAOS must be sold by SAOS within the following 12 months. The shareholders of SM-Chile will have a right of first refusal with respect to that sale.

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

The results of our operations depend to a great extent on our net interest income, which represented 66% of our operating revenue in 2010. Changes in inflation and in nominal interest rates could affect the interest rates earned on our interest-earning assets differently from the interest rates paid on our interest-bearing liabilities, resulting in a reduction in our net income. Inflation and interest rates are highly sensitive to many factors beyond our control, including the Central Bank’s monetary policy, deregulation of the Chilean financial sector, domestic and international economic and political conditions and other factors. Any volatility in interest rates could have a material adverse effect on us, including on our financial condition and results of operations. The average inflation rate was 8.81% in 2008, 1.55% in 2009 and 1.54% in 2010. The average annual short-term nominal interest rate (based on the rate paid by Chilean financial institutions) for 90 to 360 day deposits was 7.84% in 2008, 2.34% in 2009 and 2.73% in 2010. The average long-term nominal interest rate based on the interest rate of the Central Bank’s five-year bonds was 6.81% in 2008, 4.65% in 2009 and 5.54% in 2010. For more information, see “Item 5. Operating and Financial Review and Prospects—Operating Results—Overview—Inflation” and “Item 5. Operating and Financial Review and Prospects—Operating Results—Overview—Interest Rates.”

Operational problems or errors can have a material adverse impact on our business, financial condition and results of operations.

As all large financial institutions, we are exposed to many operational risks, including the risk of fraud by employees and outsiders, failure to obtain proper internal authorizations, failure to properly document transactions, equipment failures and errors by employees. Although we maintain a system of operational controls and comprehensive contingency plans, there can be no assurance that operational problems or errors will not occur and that their occurrence will not have a material adverse impact on us.

Request from Spanish Court to Chilean Judicial Authorities

On April 29, 2010, the Supreme Court of Chile denied the requests contained in a rogatory letter issued on October 26, 2009 by the Central Court of Instruction Number 5 of the National Court of Spain (Juzgado Central de

Instrucción No. 5 de la Audiencia Nacional de Madrid) in Madrid, Spain (the “Spanish Court”) to have certain actions taken (as described below) with respect to a lawsuit before the Spanish Court. The Supreme Court of Chile established that the subject matter of the investigation by the Spanish Court was currently pending before a Chilean tribunal that has jurisdiction and competence over these matters.

The rogatory letter referred to above notified the Chilean judicial authorities that a lawsuit pending before the Spanish Court had been amended to add causes of action concerning concealment of assets and money laundering against Mr. Pablo Granifo Lavin (the chairman of our board of directors) and Mr. Hernán Donoso Lira (former manager of our New York branch) and against us, Banchile Corredores de Bolsa S.A. and Banchile Administradora General de Fondos S.A., the latter three of which face only subsidiary civil liability. The rogatory letter, among other items, requested a joint guarantee (fianza solidaria) from the defendants in the amount of US$77,348,374 and, if the aforementioned parties were not to grant such a joint guarantee, requested the attachment of assets of up to US$103,131,165.

In Chile, a judicial investigation is currently underway and at the time of filing of this annual report no indictments for criminal participation of persons affiliated with us have been issued. Consequently, it is not possible to predict the outcome of these proceedings, or what impact, if any, they might have on us.

Risks Relating to our ADSs

Our principal shareholders may have interests that differ from those of our other shareholders and their significant share ownership may have an adverse effect on the future market price of our ADSs and shares.

As of April 15, 2011, LQ Inversiones Financieras S.A., a holding company beneficially owned by Quiñenco S.A., and Citigroup Chile S.A. beneficially owned approximately 60.6% of our outstanding voting rights. These principal shareholders are in a position to elect a majority of the members of our board of directors, direct our management and control substantially all matters that are to be decided by a vote of the shareholders, including fundamental corporate transactions.

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

While our ADSs have been listed on the New York Stock Exchange (the “NYSE”), since the first quarter of 2002, there can be no assurance that an active trading market for our ADSs will be sustained. During 2010, a daily average of 13,828 American Depositary Receipts (“ADRs”) were traded on the NYSE. Although our shares are traded on the Santiago Stock Exchange, the Valparaiso Stock Exchange and the Chilean Electronic Stock Exchange, the market for our shares in Chile is small and illiquid. As of December 31, 2010, approximately 12.10% of our outstanding shares were held by shareholders other than our principal shareholders, including SM-Chile and SAOS.

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

The Ley Sobre Sociedades Anonimas No. 18,046 (the “Chilean Corporations Law”) and the Reglamento de Sociedades Anonimas (the “Chilean Corporations Regulations”) require that whenever we issue new common stock for cash, we grant preemptive rights to all of our shareholders (including holders of ADSs) to purchase a sufficient number of shares to maintain their existing ownership percentage. Such an offering would not be possible unless a registration statement under the Securities Act of 1933, as amended (the “Securities Act”), were effective with respect to such rights and common stock or an exemption from the registration requirements thereunder were available.

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

The market price of the ADSs and shares may be adversely affected by declines in the international financial markets and adverse world economic conditions. The market for Chilean securities is, to varying degrees, influenced by economic and market conditions in the United States and certain emerging market countries, especially those located in Latin America. Although economic conditions are different in each country, investors’ reactions to developments in one country can affect the securities markets in other countries, including Chile. Developments in other countries may adversely affect the market price of the ADSs and shares.

In particular, since August 2007 to date, there has been significant volatility in worldwide financial markets due to the announcement, by several U.S. banks and financial institutions, of significant write-downs related to their exposure to mortgage-backed securities and other financial instruments. Although we and our subsidiaries are not directly exposed to the U.S. housing credit market and do not directly hold any assets related to such financial instruments, these write-downs, combined with other factors, led to a tightening in the credit markets and to a downturn in the U.S. economy, which impacted the Chilean economy towards the end of 2008 and at the beginning of 2009. We cannot assure you that any future developments in international markets could not affect us, including our results of operations and consequently the market price of our ADSs and shares.

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

ADSs owners are entitled to receive dividends on the underlying shares to the same extent as the holders of shares. Dividends received by ADSs owners will be paid net of foreign currency exchange fees and expenses of the depositary and will be subject to Chilean withholding tax of up to 35% of the dividend, which we will withhold and pay to the Chilean tax authorities. Any dividend distributions made in property (other than common stock) will be subject to the same Chilean tax rules as cash dividends. For more information, see “Item 10. Additional Information—Taxation—Chilean Tax Considerations.”

Risks Relating to Chile

Our growth and profitability depend on the level of economic activity in Chile.

A substantial number of the transactions in which we participate are with customers doing business in Chile. Accordingly, our ability to increase business volume and our results of operations and enhance our financial condition, in general, is dependent to a significant extent on the level of economic activity in Chile. The global financial crisis, which affected the Chilean economy during 2009, also impacted the domestic financial system, due to the deteriorated credit quality of the financial system’s loan portfolio. We cannot assure you that the Chilean economy will continue to grow in the future or that future developments in, or affecting, the Chilean economy will not materially and adversely affect us, our business, financial condition or results of operations.

Currency fluctuations could adversely affect the value of our ADSs and any distributions on the ADSs.

The Chilean Government’s economic policies and any future changes in the value of the Chilean peso against the U.S. dollar could affect the dollar value of our common stock and our ADSs. The peso has been subject to large fluctuations in the past and could continue with this trend in the future. In the period from December 31, 2009 to December 31, 2010, the value of the U.S. dollar relative to the Chilean peso decreased by approximately 7.5%, as compared to the 19.5% decrease in value recorded in the period from December 31, 2008 to December 31, 2009.

Chilean trading in the shares underlying our ADSs is conducted in pesos. Cash distributions with respect to our shares of common stock are received in Chilean pesos by the depositary, which then converts such amounts to U.S. dollars at the then-prevailing exchange rate for the purpose of making payments in respect of our ADSs. If the value of the Chilean peso falls relative to the U.S. dollar, the dollar value of our ADSs and any distributions to be received from the depositary will be reduced. In addition, the depositary will incur customary currency conversion costs (to be borne by the holders of our ADSs) in connection with the conversion and subsequent distribution of dividends or other payments. For more information, see “Item 10. Additional Information—Exchange Controls.”

Our results of operations may be affected by fluctuations in the exchange rates between the peso and the U.S. dollar despite our policy and Chilean regulations related to the general avoidance of material exchange rate mismatches. In order to reduce the effect of exchange rate mismatches we enter into foreign exchange derivative transactions. As of December 31, 2010, our foreign currency-denominated assets and Chilean peso-denominated assets, which contain repayment terms linked to changes in foreign currency exchange rates, exceeded our foreign currency-denominated liabilities and Chilean peso-denominated liabilities, which contain repayment terms linked to changes in foreign currency exchange rates, by Ch$1,260 million, or 0.1% of our paid-in capital and reserves.

We may decide to change our policy regarding exchange rate mismatches. Regulations that limit such mismatches may also be amended or eliminated. Greater exchange rate mismatches will increase our exposure to the devaluation of the Chilean peso, and any such devaluation may impair our capacity to service foreign-currency obligations and may, therefore, materially and adversely affect us, our financial condition and results of operations. Additionally, the economic policies of the Chilean Government and any future fluctuations of the Chilean peso against the U.S. dollar could adversely affect our financial condition and results of operations.

Inflation could adversely affect the value of our ADSs and financial condition and results of operations.

The level of inflation generally has moderated in recent years, especially in comparison to the periods of higher inflation in the 1980s and 1990s. High levels of inflation in Chile could adversely affect the Chilean economy and, indirectly, us, our results of operations and the value of our ADSs. The annual rate of inflation (as measured by changes in the Consumer Price Index and as reported by the Chilean National Institute of Statistics) during the last five years ended December 31, 2010 and the first three months of 2011 was:

Year	Inflation (Consumer Price Index)

2006	2.6%
2007	7.8
2008	7.1
2009	(1.4)
2010	3.0
2011 (through March 31)	1.3%

Source: Chilean National Institute of Statistics

Although we benefit from a positive inflation rate in Chile due to the structure of our assets and liabilities (we have a significant net asset position indexed to the inflation rate), our operating results and the value of our ADSs in the future may be adversely affected by changing levels of inflation, and Chilean inflation could change significantly from current levels. For more information, see “Item 5. Operating and Financial review and Prospects—Inflation.”

Chile has corporate disclosure standards different from those you may be familiar with in the United States.

The securities disclosure requirements in Chile differ from those in the United States. Accordingly, the information about us available to you will not be the same as the information available to shareholders of a U.S. company.

Chilean disclosure requirements for publicly listed companies differ from those in the United States in some significant aspects. In addition, although Chilean law imposes restrictions on insider trading and price manipulation, the Chilean securities markets are not as highly regulated and closely supervised as the U.S. securities markets. For more information, see “Item 16G. Corporate Governance.”

Chilean law provides for fewer and less well-defined shareholders’ rights.

Our corporate affairs are governed by our estatutos (bylaws), and the laws of Chile. Under such laws, our shareholders may have fewer or less well-defined rights than they might have as shareholders of a corporation incorporated in a U.S. jurisdiction. For example, our shareholders would not be entitled to appraisal rights in the event of a merger or other business combination undertaken by us.

Item 4.	Information on the Company

HISTORY AND DEVELOPMENT OF THE BANK

Overview

We were founded in 1893, and we have been, for much of our recent history, among the largest and most profitable Chilean banks in terms of return on assets and equity in Chile. We are engaged primarily in commercial banking in Chile, providing traditional banking services to our diversified customer base that includes corporations and individuals.

Our legal name is Banco de Chile. We are organized as a banking corporation under the laws of Chile and were licensed by the Superintendency of Banks to operate as a commercial bank on September 17, 1996. Our principal executive offices are located at Paseo Ahumada 251, Santiago, Chile. Our telephone number is +56 (2) 637-1111 and our website is www.bancochile.cl. Our representative in the United States is Puglisi & Associates, with offices at 850 Library Avenue, Suite 204, Newark, Delaware 19711.

We are a full-service financial institution that provides, directly and indirectly through our subsidiaries and affiliates, a wide variety of credit and non-credit products and services to all segments of the Chilean financial market, providing a powerful value proposition to our customers.

We deliver our services to our customers through the following four principal business segments: (i) retail banking segment, (ii) wholesale banking segment, (iii) treasury and money market operations and (iv) operations through subsidiaries.

We provide our retail customers with credit cards, residential mortgage loans, consumer loans and automobile financing loans, as well as traditional deposit services, such as current accounts, savings accounts and time deposits. Our banking services for wholesale customers include commercial loans (including working capital lines and trade finance), foreign exchange, capital markets services, cash management and non-credit services, such as payroll and payment services, as well as a wide range of treasury, financial advisory and risk management products.

In 2008, we complemented our products and services by entering into a strategic partnership with Citigroup Inc., as a result of our merger with Citibank Chile.

As of December 31, 2010, we also offered international banking services through our trade services subsidiary in Hong Kong, our representative offices in São Paulo and Beijing, and a worldwide network of correspondent banks.

In addition to our traditional banking operations, through our subsidiaries and affiliates we offer a variety of non-banking financial services including securities brokerage, mutual fund management, investment banking services, factoring, insurance brokerage, securitization, collection and sales services.

According to the Superintendency of Banks, as of December 31, 2010, we were the second largest privately-owned bank in Chile in terms of total loans with a market share of 19.2%, the largest provider of commercial loans with a market share of 20.4%, the second largest provider of consumer loans with a market share of 22.1%, the second largest privately-owned bank in terms of residential mortgage loans with a market share of 14.9% and the largest privately-owned bank in terms of current accounts and demand deposits balances with a market share of 22.8%.

As of December 31, 2010 we had:

•	total assets of Ch$18,276,464 million (approximately U.S.$39,021 million);

•	total loans of Ch$14,377,995 million (approximately U.S.$30,698 million);

•	total deposits of Ch$12,144,149 million (approximately U.S.$25,929 million) of which Ch$4,446,181 million (approximately U.S.$9,493 million) correspond to current account and demand deposits; and

•	equity (including net income, non-controlling interest and provisions for minimum dividends) of Ch$1,694,325 million (approximately U.S.$3,617 million).

As of December 31, 2010, we had approximately 14,000 employees and delivered financial products and services through a nationwide distribution network of 422 branches, and 1,976 ATMs, that are part of a larger ATM network operated by Redbanc S.A. (a company owned by us and 12 other private sector financial institutions) that comprises more than 6,141 ATMs.

History

We were founded in 1893 as a result of the merger of Banco Nacional de Chile, Banco Agrícola and Banco de Valparaíso, which created the largest privately held bank in Chile. We have played an important role in the economic history of Chile. Until the creation of the Central Bank in 1926 and before the enactment of the General Banking Law, we were the main stabilization agent of the Chilean banking system, a role that is now carried out by the Central Bank. Beginning in the early 1970s, the Chilean Government assumed control of a majority of Chilean banks, and all but one of the foreign banks that were operating at that time closed their branches and offices in Chile. Throughout this era, we remained privately owned, with the exception of a portion of our shares owned by the Chilean Government that were sold to private investors in 1975. We developed a well-recognized name in Chile and expanded our operations in foreign markets, where we developed an extensive network of correspondent banks. In the early twentieth century, we established a representative office in London, which we maintained until 1985, when our European operations were moved to Frankfurt. The Frankfurt office was closed in 2000, when our foreign operations were centralized at the New York branch. In 1987 and 1988, we established four subsidiaries to provide the full range of financial products and services permitted by the General Banking Law, and in 1999, we established our insurance brokerage and factoring subsidiaries. According to our estimations, we remained the largest private bank in Chile until 1996. During the early 2000s, the Chilean banking industry was marked by intense merger and acquisition activity. In 2002, we merged with Banco de A. Edwards, which allowed us to expand our business to new customer segments. In 2008, we sold our U.S. branches to Citigroup in connection with our merger with Citibank Chile, carried out during the same year. As a result of these consolidations, we currently operate a network of three brands, consisting of “Banco de Chile” (which is present in the whole of Chile), “Banco Edwards-Citi” (which primarily operates in Santiago) and “Banco CrediChile” (which is focused on consumer loans and debit accounts). In 2009, we were recognized by ICARE (Chilean Institute of Enterprise Rational Management), as “The Enterprise of 2008” in recognition of our role in the Chilean economy and banking system.

Merger with Banco de A. Edwards

On December 6, 2001, our shareholders approved the merger with Banco de A. Edwards, which became effective on January 1, 2002. Banco de A. Edwards had been listed on the NYSE since 1995, and in January 2002, we were listed on the NYSE under the symbol BCH. Since 2002, our shares have also been traded on the Latin American Stock Exchange of the Madrid Stock Exchange (“Latibex”), and the London Stock Exchange (“LSE”). We concluded the merger process at the end of 2002 with the consolidation of a new corporate structure and the integration of our technological platforms.

Merger with Citibank Chile

On December 27, 2007, our shareholders approved our merger with Citibank Chile, which became effective on January 1, 2008. During 2008, we integrated Citibank Chile’s technological platforms with ours and established a new organizational structure in order to satisfy the needs of our customers and to achieve important synergies.

Our partnership with Citigroup Inc., an internationally well-known brand name, enabled us to broaden the scope of financial services that we offer to our customers through the addition of global financial services and other benefits to our local retail customers conducting transactions outside Chile. Similarily, this alliance enabled us to enhance our relationship with multinational companies operating in Chile. As a result of this partnership, we entered into a global connectivity agreement (the “Global Connectivity Agreement”), which has supported the creation of (i) an international personal banking area, responsible for optimizing the access to financial services outside of Chile to our local retail customers, (ii) a global transactional services area, responsible for executing local and international cash management services, as well as custody and foreign trade assistance to our wholesale customers, and (iii) an enhanced investment banking area, responsible for providing financial advisory services and access to global capital markets to our Chilean corporate customers.

We concluded the merger process at the end of 2008 with the integration of Corporación Financiera Atlas S.A. (Citibank Chile’s consumer division) with our consumer division (CrediChile), which allowed us to nearly double our customer base in consumer finance.

Technological Projects

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

During 2007, we achieved several milestones. We completed the migration of current accounts, lines of credit and sight accounts into a new module as part of the new core banking system. In addition, the CRM system and the teller solution were expanded to all of our networks. We also implemented a new anti-money laundering program that increases the quality and efficiency of operational follow-up and alerts.

During 2008, our priorities were focused on operational and technological stabilization after the merger with Citibank Chile. We implemented critical initiatives, such as updating our core database, which included hardware upgrades and the improvement of batch process time and the performance of our front-end systems and middleware components.

During 2009, we focused on the stabilization and optimization of Banco CrediChile’s processes in order to improve on-line and batch procedures performance. Additionally, we continued to improve our general infrastructure, which has allowed us to reach higher levels of operational stability. We implemented new servers for current accounts and credit cards, enabling us to reach a significant reduction in processing time. We also put into operation a new server for on-line current accounts. In addition, our technological support division handled important technical developments related to new products launched by us during this year, like RedGiro and Cuenta Móvil. RedGiro allows our customers to transfer money through our ATM network, while Cuenta Móvil permits clients and non-clients to make payments, money transfers and other operations through a mobile phone.

During 2010, our efforts were focused on upgrading internal processes and services, implementing new information technology systems and starting the development of new mid-term strategic IT programs. By December 31, 2010, we had optimized and reduced the response time of different operating processes and achieved important improvements in our internal processes and services, such as: (i) availability of electronic distribution channels, (ii) availability of additional services through the Internet, and (iii) reduction of our operating systems’ starting time. In addition, during 2010 we also implemented several IT projects, including: (i) a new telephone-based service system for our Large Companies and Real Estate Division intended to reduce the rate of missed calls, (ii) a system that integrated current accounts from Citibank Chile into our system, and (iii) a number of online systems that allow a credit risk pre-evaluation and online credit simulation through our website. During 2010 we have also prioritized the start-up of our data processing center and the upgrade of our contingency site.

The 1982-1983 Economic Crisis and the Central Bank Subordinated Debt

During the 1982-1983 economic crisis, the Chilean banking system experienced significant instability that required the Central Bank and the Chilean Government to provide assistance to most Chilean private sector banks, including us. During this period, we experienced significant financial difficulties. In 1985 and 1986, we increased our capital and sold shares representing 88% of our capital to more than 30,000 new shareholders. As a result, no single shareholder held a controlling stake in us. In 1987, the Superintendency of Banks returned the control and administration over us to our shareholders.

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

The original repayment terms of our Central Bank subordinated debt, which at December 31, 1989 equaled approximately Ch$1,345,303 million required that a certain percentage of our income before provisions for the subordinated debt be applied to repay this obligation. The Central Bank subordinated debt did not have a fixed maturity, and payments were made only to the extent that we earned income before provisions for the subordinated debt. In 1993 we applied 72.9% of our income before provisions to repay the Central Bank subordinated debt. In 1994 we applied 67.6%, and in 1995 we applied 65.8% of our income before provisions to repay the Central Bank subordinated debt.

In November 1996, pursuant to Law No. 19,396, our shareholders approved a reorganization by which we were converted into a holding company named SM-Chile. In turn, SM-Chile organized a new wholly-owned banking subsidiary named Banco de Chile, to which it contributed all of its assets and liabilities other than the Central Bank subordinated debt. SM-Chile then created SAOS, a second wholly-owned subsidiary that, pursuant to a prior agreement with the Central Bank, assumed a new repayment obligation in favor of the Central Bank that replaced the Central Bank subordinated debt in its entirety.

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

In exchange for assuming the Central Bank indebtedness, SAOS received from SM-Chile, a holding company that beneficially owns SAOS and us, 63.6% of our shares as collateral for this indebtedness. As a result of our merger with Banco de A. Edwards, the percentage of our shares held by SAOS decreased to 42.0%. As a result of the capital increases agreed upon in the Extraordinary Shareholders’ Meeting held in May 2007 and in the Extraordinary Shareholders’ Meeting held in January 2011, the share dividend paid in May 2006, May 2007, June 2009 and March 2011, and the merger with Citibank Chile in January 2008, the percentage of our shares held by SAOS further decreased to 33.6%. Dividends received from us are the sole source of SAOS’s revenue, which it must apply to repay this indebtedness. However, under SAOS’s agreement with the Central Bank, we have no obligation to distribute dividends to our shareholders. To the extent distributed dividends are not sufficient to pay the amount due on this indebtedness, SAOS is permitted to maintain a cumulative deficit balance with the Central Bank that SAOS commits to pay with future dividends. If the cumulative deficit balance exceeds an amount equal to 20% of our paid-in capital and reserves, the Central Bank may require SAOS to sell a sufficient number of shares of our stock owned by SAOS to pay the entire accumulated deficit amount. As of March 31, 2011, SAOS maintained surplus with the Central Bank of Ch$135,653 million, equivalent to 9.6% of our paid-in capital and reserves. As of the same date, Ch$282,303 million would have represented 20% of our paid-in capital and reserves under Chilean GAAP as required by the Superintendency of Banks. See “Item 3. Key Information—Risk Factors—Risks Relating to our Operations and the Banking Industry—Our affiliate may be obligated to sell shares of our stock in the public market if we do not pay sufficient dividends.”

As of December 31, 2010 the outstanding subordinated debt balance held by SAOS amounted to Ch$876,664 million. SAOS paid to the Central Bank a total of Ch$98,224 million during 2008, Ch$97,973 million during 2009 and Ch$101,972 million during 2010, exceeding in each of these years the required minimum annual payment.

As of December 31, 2010, the major shareholder of SM-Chile was LQ Inversiones Financieras S.A. (a subsidiary of Quiñenco S.A.), which owned, directly and indirectly, 58.23% of SM-Chile’s total shares. As of the same date, our major shareholders were SAOS, LQ Inversiones Financieras S.A. and SM-Chile, each having,directly or indirectly, a participation of 34.64%, 32.70% and 14.70% in our total common stock, respectively.

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

Capital Expenditures

The following table sets forth our capital expenditures for the years ended December 31, 2008, 2009 and 2010:

	For the Year Ended December 31,
	2008		2009		2010
	(in millions of Ch$)
Computer equipment	Ch$	5,440	Ch$	7,161	Ch$	13,072
Furniture, machinery and installations		9,520		4,540		8,658
Real estate		1,138		3,245		5,387
Vehicles		467		379		362

Subtotal		16,565		15,325		27,479
Software		8,261		7,529		15,027

Total	Ch$	24,826	Ch$	22,854	Ch$	42,506

Our budget for capital expenditures in 2011 is Ch$53,934 million, 69% of which is allocated to information technology expenditures and 31% is allocated to infrastructure projects. This level of capital expenditures is in line with our strategic aim of improving our efficiency and proximity to our customers, particularly our retail banking customers.

Among the budgeted information technology expenditures, 90% of them are related to (i) improvements to our main infrastructure, (ii) final stages of projects in development and (iii) renewal of some internet-based customer services.

Our 2011 budget for infrastructure expenditures includes disbursements associated with: (i) the opening of new branches in line with our goal to grow our retail banking segment, (ii) renovation and relocation of some of our existing branches and (iii) general maintenance investments.

BUSINESS OVERVIEW

Our Competitive Strengths

Building on our knowledge of the Chilean financial market, we have historically been able to develop significant competitive advantages, based on our strong brand recognition, our widespread branch network, the diversity and relative size of our customer base, our highly competitive funding structure, the superior asset quality of our loan portfolio as compared to our main peers in the Chilean financial system, an attractive risk-return relationship and our market leadership in a diverse range of financial products and services.

Our main competitive strengths are:

Brand Recognition and Strong Corporate Image

We have been operating in Chile for over a hundred years under the “Banco de Chile” brand name and over time we have also developed the “Banco Edwards|Citi,” “Banco CrediChile” and “Banchile” brand names. We believe our long-standing history in the Chilean market is recognized by our customers and the general public, who have associated us with quality and reliability within the Chilean financial system, as demonstrated in various polls conducted by well-known market research companies. According to market research conducted by Adimark GFK (part of the GFK Group) during the fourth quarter of 2010, we were the most recognized brand among financial institutions operating in Chile. Also, a poll conducted by Merco (a corporate reputation monitor from Spain) in August 2010 placed Banco de Chile as the seventh most admired company in Chile and the most admired company among all local financial institutions. Similarly, a study conducted by Price Waterhouse Coopers Chile and Diario Financiero in 2010, ranked Banco de Chile among the ten most admired companies in Chile. We believe that our long history in the Chilean banking industry is a key element that differentiates us from our competitors.

Additionally, we believe that our merger with Citibank Chile reinforced our corporate image as a leading and sound financial institution within Chile, and allowed us to gain international recognition among customers and investors.

We also believe that our strong corporate image is further strengthened by our commitment to social responsibility, which includes supporting the Teleton Foundation (a non-governmental organization dedicated to assisting and treating Chilean disabled children), our partnership with institutions dedicated to improving the quality of Chilean education, our commitment to support the development of sports in Chile, as well as different initiatives intended to strengthen our role in, and contribution to, the Chilean society.

Nationwide Branch Network and Business-Oriented Service Models

We are present in all regions of Chile and strive to be accessible to every single Chilean customer through our broad branch network. As of December 31, 2010, we had a nationwide branch network of 422 branches that comprise 221 branches under our “Banco de Chile” brand name, 36 branches under our “Banco Edwards|Citi” brand name and 165 branches under our “Banco CrediChile” brand name. We believe that our broad branch network is a suitable means of reinforcing our proximity to the customers and, therefore, we are constantly seeking profitable new locations to open new branches throughout Chile. During 2010, we carried out the “Bicentennial Plan” to open new branches and, by December 31, 2010, we had opened 22 new locations. During 2011, we expect to open 30 additional branches throughout Chile with a key focus of strengthening our presence in cities outside of Santiago.

To improve the ways we serve our customers, we are constantly reviewing the appearance and layout of our branches. Our aim is to turn each of our branches into a business generating unit. As a result, we have redesigned our service models in most of our commercial divisions in order to maximize branch profitability and enable our in-site account executives to focus on serving customers and developing new businesses rather than administrative tasks, which have been mostly transferred to back-office staff.

We believe that our nationwide branch network and our business-oriented models will enable us to offer more services and products in every region of Chile, enhance our cross-selling capacity and improve our service quality.

Robust Customer Base and Diversified Products and Services Portfolio

We believe that we have one of the largest customer bases among the financial institutions operating in Chile and we provide one of the most diversified offerings of products and services to our customers. As of December 31, 2010, we had approximately 1,600,000 customers, which include: 941,000 borrowers, 580,000 current accounts, nearly 130,000 time deposits and approximately 1,150,000 issued credit cards. In response to the diverse needs of our customers, we have become a full-service financial group that operates under a multibrand approach, offering a wide range of traditional banking products and services to our customers that are complemented by the specialized financial services provided by our subsidiaries, including securities brokerage, mutual funds, securitization, factoring, financial advisory, insurance brokerage and other financial services. In addition, our recent strategic alliance with Citigroup Inc. and the Global Connectivity Agreement have allowed us to broaden our service offerings by adding a comprehensive portfolio of international financial services that previously we could only partially provide.

We believe that our robust customer base is both an essential driver of our business that leads us to develop new products and services demanded by our customers, and a valuable asset that enables us to improve the cross-selling of our products and services.

Highly Competitive Funding Structure

We believe that we have a cost-effective and highly competitive funding structure based on our leading market position in current accounts and demand deposits that has not been replicated by other financial institutions operating in Chile. According to the Superintendency of Banks, as of December 31, 2010, we held 22.8% of the balances of demand deposits and current accounts in the Chilean financial system. As of the same date, current accounts and demand deposits accounted for 26.0% of our total funding structure as compared to the 18.3% reported by the Chilean financial system as a whole (excluding Banco de Chile).

Accordingly, we believe that our funding structure provides us with a cost advantage over our competitors (which use a higher proportion of interest bearing liabilities), as current accounts and demand deposits are the cheapest funding source available in Chile, since they are non-interest bearing liabilities. This is particularly true to the extent that expected economic growth for the upcoming years results in higher nominal interest rates over the next few years.

We are also constantly trying to diversify our funding structure. In fact, during 2010 we successfully accessed international markets by obtaining a loan of U.S.$100 million from a leading Chinese bank, while we entered into a syndicated credit of U.S.$200 million from a group of Asian financial institutions in the first months of 2011.

Superior Asset Quality

We believe we are the Chilean financial institution with the highest credit quality in the Chilean financial system, which we believe is the result of our well-known prudent risk management approach and our accurate credit risk models that have enabled us to maintain relatively low levels of past-due loans and high coverage indicators over the last few years.

According to the Superintendency of Banks, as of December 31, 2010, we had a delinquency ratio (past-due loans as a percentage of total loans) of 0.51%, which is well below the delinquency ratio of 1.45% reported by the Chilean financial system (excluding Banco de Chile) as of the same date. Additionally, we maintain the highest coverage ratio (allowances for loan losses to total past-due loans) in the Chilean financial system, which as of December 31, 2010 was equal to 4.9x as compared to 1.7x for the Chilean financial system (excluding Banco de Chile).

Attractive Risk-Return Relationship

We believe we have become one of the financial institutions with the highest risk-return relationship within the Chilean financial system.

According to information published by the Superintendency of Banks, as of December 31, 2010, we recorded a return-on-equity (calculated as net income divided by the year-end equity balance) of 27.0%, the highest in the Chilean financial system. Similarly, as of the same date we ranked second in the Chilean banking industry in terms of return-on-average-equity (calculated as net income divided by the average equity) with a ratio of 24.7% and second in terms of return-on-average-assets with a ratio of 2.2%, above the 1.4% for the Chilean financial system (excluding Banco de Chile).

In terms of credit risk, as published by the Superintendency of Banks, as of December 31, 2010 our ratio of provisions for loan losses to average loans was 1.23%, which is below the 1.28% recorded by the Chilean financial system (excluding Banco de Chile) as of the same date.

Leading Market Position

We are one of the largest financial institutions in Chile and have become market leaders in a broad range of financial products and services within the Chilean financial system, as depicted in the following table:

	As of December 31, 2010
	Market Share	Market Position
Commercial Loans	20.4%	1st
Consumer Finance Loans(1)	26.6%	1st
Current Accounts and Demand Deposits Balances	22.8%	1st
Mutual Funds (Assets under management)	23.5%	1st
Stock Brokerage Fees(2)	21.3%	1st
Consolidated Fees and Commissions Income	25.5%	1st

Source: Superintendency of Banks, Chilean Mutual Funds Association and the Chilean Securities Commission.

(1)	Only loans granted by consumer divisions of banks (CrediChile, Banefe, Banco Nova and Banco Condell) and banks specialized in these segments (Banco Falabella, Banco Paris and Banco Ripley). Does not include Banco Estado.
(2)	As of September 30, 2010, the latest available information as published by the Chilean Securities Commission.

We have been traditionally recognized as a financial institution with strong presence in the corporate segment and have long-term relationships with the major local and multinational companies that operate in Chile. We have been able to maintain this leading position by continuously improving our products and services that we have complemented over time with the development and implementation of comprehensive service models that allow us to successfully serve our customers’ needs.

In the retail banking segment, our Consumer Finance Division (Banco CrediChile) has become the largest provider of consumer loans among the Chilean banks’ consumer divisions, based on the broad portfolio of services that we have designed for low- and middle-income individuals, as well as our recent merger with Citibank Chile that allowed us to nearly double our market share in this segment. Similarly, through our Commercial Division, we lead the market in services offered to high-income individuals for whom we have developed an attractive portfolio of financial services, including a full range of wealth management services through some of our subsidiaries. This broad variety of services has also allowed us to lead the Chilean market in terms of income from fees and commissions.

We believe our financial soundness, prestige and brand recognition among Chilean customers have allowed us to become the market leader in terms of current accounts and demand deposits balances within the Chilean financial system. Our position in current accounts and demand deposits was further consolidated in the financial downturn in 2009, when we benefited from a “flight-to-quality” effect as investors were seeking for a reliable institution to keep their funds.

We believe that our leadership position and our level of knowledge of the Chilean customer’s needs reinforce our competitive strengths.

Business Strategy

Our long-term strategy is to maintain and enhance our position as a leading financial institution in Chile by providing a broad range of financial products and services to corporations and individuals nationwide. As part of this strategy, we have developed a multi-brand approach to target different market segments identified by us. We intend to leverage our strongly positioned brand names “Banco de Chile,” “Banco Edwards Citi,” and “Banco CrediChile” in traditional banking, which are complemented by specialized financial services (such as securities brokerage services, mutual fund services, securitization services, factoring services, financial advisory services and insurance brokerage services) provided by our subsidiaries operating under the “Banchile” brand name.

Since the performance of our business depends on many factors, we cannot assure you that we will be able to implement our strategies successfully nor that we will be able to reach our strategic goals. For a discussion of certain risks applicable to our operations, industry and country we operate in, see “Item 3. Key Information—Risk Factors.”

Our long-term strategy is based on the following key components:

Maintain Profitable Growth

Our business model is focused on those lines of business that add significant economic value to our shareholders, have appropriate levels of risk and allow us to strengthen long-term relationships with our customers. We seek sustained growth, particularly in higher-margin segments and business areas that show strong growth potential. Accordingly, during recent years we have reoriented our business focus towards the retail, large companies and treasury segments, in which we aim to achieve the same prominent position that we have obtained in the corporate segment.

In our retail banking segment, we expect to grow our business based on a comprehensive value offering that comprises the development of tailor-made service models as a result of a precise segmentation. As a consequence, we expect to expand our customer base and branch network, enhance our Small and Medium Enterprises Division’s loan portfolio, reinforce certain lending products that enable us to consolidate long-term relationships with our customers, especially those associated with payment channels (such as credit cards) and residential mortgage loans. During 2010, we created a new Credit and Debit Card Division, which is responsible for supporting our commercial divisions in defining marketing plans and strategies intended to increase the use of our credit cards and promote customer loyalty through those products. Also, our aim is to continue being an innovative bank within the Chilean financial system and therefore we expect to increase the use of information technologies in our commercial efforts, as part of our value offering. Similarly, in our Consumer Finance Division we aim to consolidate our presence in products such as payroll loans.

This strategy intends to take advantage of the retail banking segment’s growth potential. Despite the fact that Chile’s per capita GDP has tripled over the last 20 years, the level of access of population to banking credit in the Chilean economy is still below comparable countries, particularly within the low- and middle-income population segments and with respect to certain banking products such as residential mortgage loans. Additionally, we believe we can further grow this segment as, according to the Superintendency of Banks, as of December 31, 2010 we had a 22.1% market share in consumer loans (5.6% behind the market leader) and a 14.9% market share in residential mortgage loans (8.8% behind the market leader).

In our wholesale banking segment (large companies and corporations), we aim to maintain our leading market position in terms of loans and focus on achieving higher profitability by: improving our offering of cash management services, increasing the penetration of products designed by our Treasury, enhancing our presence in certain lending products such as leasing and factoring, and promoting international businesses by taking advantage of the commercial synergies related to both our merger with Citibank Chile (such as the Global Connectivity

Agreement with Citigroup) and the specialized financial services offered by our subsidiaries, such as securities brokerage, mutual funds management and financial advisory.

We believe that we have already achieved significant improvements in these matters. According to our management information system, we have increased our cross-sell indicator of non-lending revenues to lending revenues from 1.2 times in 2007 to 1.4 times in 2010. As a result of the above-mentioned initiatives, we expect to continue enhancing our cross-selling strategy and the wholesale segment’s profitability.

In addition to our traditional lending activities, we have developed other financial activities in order to diversify our sources of revenues and continue to grow profitably, such as foreign exchange derivative transactions and fee-based products and services. As a result, our consolidated income from fees and other services has become an important source of revenue in recent years, reaching Ch$251,855 million (or 24.3% of our total operating revenues) in 2009 and Ch$292,262 million (or 25.1% of our total operating revenues) in 2010. We aim to continue increasing our net fees and commissions income by developing new products and services and by reinforcing the cross-selling of these products and services in the retail and wholesale segments that we currently serve.

We also constantly look for profitable business opportunities with potential partners, such as our merger with Citibank Chile.

Improve Operating Efficiency

We believe that a controlled operating cost structure will become increasingly important in order to compete profitably within the Chilean financial market and, as a result, we strive to increase our efficiency levels by increasing productivity and reducing costs. To achieve this goal, we have invested in information technology and development of simpler, more manageable, secure and modern business processes and platforms to achieve faster response times and higher productivity.

In the last three years, we have invested approximately Ch$56,500 million (approximately Ch$13,700 million, Ch$14,900 million and Ch$28,100 million in 2008, 2009 and 2010, respectively) in technology, mainly in software and computer equipment, as we believe this is one of the best means to improve our service quality and operating efficiency. Similarly, we are developing internal processes intended to reduce our costs and expenses in order to increase our operating efficiency. During 2010, we prioritized the start-up of our data processing center and the upgrade of our contingency site, which should allow us to increase our operational productivity while reducing the operational risks.

As a result, we have significantly improved our efficiency ratio since 2008. During 2008, 2009 and 2010, our consolidated operating expenses represented respectively 52.6%, 47.5% and 46.7% of our consolidated operating revenues. We believe this improvement is partially attributable to our success in integrating Citibank Chile’s operations into our business, as the merger has generated synergies in several of our business segments.

We expect to continue improving our efficiency ratio in the coming years by expanding the volume of our business (generating economies of scale), developing economies of scope by incorporating new financially related businesses, reinforcing the productivity of our branch network, enhancing our remote transactional channels, improving our credit processes, developing a higher level of automation in our internal processes and reinforcing our cost controls and monitoring procedures.

Achieve High Standards of Service Quality

We are committed to providing high quality service to all of our customers in order to increase customer loyalty. Consistent with this view, in 2009 we created a new division responsible for developing our customer excellence strategies and measuring the quality of our services.

Additionally, in order to achieve our strategic goals in 2009 and 2010, we have developed and implemented different initiatives, such as: (i) identifying new customer segments and sub-segments in the retail and wholesale segments, (ii) implementing new value propositions with an emphasis on service excellence that include new service models, (iii) enhancing our service quality through an ongoing plan that identifies the key behaviors of our customers and developing a service protocol for different kinds of clients, (iv) significantly improving our time for delivery of products, (v) reinforcing our Internet channel and business units in order to increase information processing capacity, allowing us to manage larger volumes of business with improved response time, (vi) developing internal quality measurements for functional and support units and (vii) developing a full scale productivity improvement in all retail branches.

As a complement to the above-mentioned, we have implemented different metrics to evaluate our performance in relation to service quality. During 2011, we expect to continue benchmarking our competitors’ service performance and incorporate best practices from other markets, industries and countries.

Maintain Excellence in Human Resources Management

In order to ensure our long-term profitability, efficiency and service quality, we believe that it is necessary to have a highly-qualified and motivated workforce. In this regard, we strive to remain as one of the most respected employers in Chile by developing a team committed to excellence and our corporate goals and values. We recently carried out a comprehensive talent inventory review in order to suitably identify our staff’s skills while defining the correct policies in order to optimize the management of our human resources.

We seek to establish a distinctive culture among our employees by promoting (i) a clear focus on the customer, (ii) confidence and leadership, (iii) meritocracy and high performance, (iv) collaboration and teamwork, (v) accountability and empowerment and (vi) innovation and continuous improvement.

Ownership Structure

The following diagram shows the ownership structure as of April 15, 2011:

Principal Business Activities

We are a full-service financial institution that provides, directly and indirectly through our subsidiaries and affiliates, a wide variety of credit and non-credit products and services to all segments of the Chilean financial market. Accordingly, for management purposes we organize our operations in the following four business segments:

The information relating to our business segments, which is presented in this section, has been prepared in accordance with our internal reporting policies. See “Item 5. Operating and Financial Review and Prospects—Results of Operations for the Years Ended December 31, 2008, 2009 and 2010—Business Segments” and “Item 5. Operating and Financial Review and Prospects—Results of Operations for the Years Ended December 31, 2008, 2009 and 2010—Summary of Differences between Internal Reporting Policies and IFRS” for a description of the most significant differences between our internal reporting policies and IFRS.

The following table sets forth information on the composition of our loan portfolio and our consolidated net income before tax in accordance with our internal reporting policies for the year ended December 31, 2010, allocated among our principal business segments:

	Total Loans			Consolidated Net Income(1) (2) (3)
	For the Year Ended December 31, 2010
	(in millions of Ch$, except percentages)

BANK’S INTERNAL REPORTING POLICIES:
Retail market	Ch$	6,877,716	47.9%	Ch$	182,114
Wholesale market		7,135,093	49.7%		107,826
Treasury and money market operations		—	—		64,862
Operations through subsidiaries		353,020	2.4%		62,237

Total	Ch$	14,365,829	100.0%	Ch$	417,039

(1)	The net income breakdown shown is used for internal reporting and planning purposes and is based on, among other things, our estimated funding cost and direct and indirect cost allocations. This breakdown may differ in some aspects from breakdowns of our operating income for financial reporting and regulatory purposes. Separate information on the operations, assets and income of our financial services subsidiaries and affiliates is provided below under “—Operations through Subsidiaries.”
(2)	The results associated with our gap management (interest rate mismatches) have been allocated to the business segments by considering the amount of loans and demand deposits managed by each segment.
(3)	Consolidated net income consists of net income by business segment before tax expenses.

The following table sets forth our consolidated operating revenues in accordance with our internal reporting policies, allocated among our principal business segments:

	For the Year Ended December 31,
	2008		2009		2010
	(in millions of Ch$)
BANK’S INTERNAL REPORTING POLICIES:
Retail market	Ch$	561,572	Ch$	588,373	Ch$	672,667
Wholesale market		305,835		259,027		281,481
Treasury and money market operations		88,314		60,072		77,723
Operations through subsidiaries		117,881		131,097		150,312
Other (adjustments and eliminations)		38,580		(12,307)		(12,838)

Total Operating Revenues	Ch$	1,112,182	Ch$	1,026,262	Ch$	1,169,345

The following table sets forth a geographic market breakdown of our operating revenues in accordance with our internal reporting policies for the years indicated:

	For the Year Ended December 31,
	2008		2009		2010
	(in millions of Ch$)
BANK’S INTERNAL REPORTING POLICIES:
Chile	Ch$	1,119,014	Ch$	1,038,498	Ch$	1,182,093
Banking operations		962,711		907,472		1,031,871
Operations through subsidiaries		156,303		131,026		150,222
Foreign operations		158		71		90
Operations through subsidiaries		158		71		90

Total Operating Revenues	Ch$	1,119,172	Ch$	1,038,569	Ch$	1,182,183

Retail Market

Our retail banking segment serves the financial needs of individuals and small and medium-sized companies through our branch network. As of December 31, 2010, we had a total of 422 branches, of which 257 operate under our “Banco de Chile” and “Banco Edwards Citi” brand names and 165 operate under the “Banco CrediChile” brand name.

As of December 31, 2010, our retail segment represented 47.9% of our total loans and accounted for Ch$182,114 million of our net income before taxes for the year ended December 31, 2010.

In terms of composition, as set forth in the following table prepared in accordance with our internal reporting policies, our retail market business segment’s loan portfolio as of December 31, 2010 was principally focused on residential mortgage loans, which represented a 42.5% of the segment’s portfolio. The remaining loans were distributed between consumer credits (31.2%) and commercial credits (26.3%).

	As of December 31, 2010
	(in millions of Ch$, except percentages)
BANK’S INTERNAL REPORTING POLICIES:
Commercial loans	Ch$	1,812,053	26.3%
Residential mortgage loans		2,919,681	42.5
Consumer loans		2,145,982	31.2

Total	Ch$	6,877,716	100.0%

We serve the retail market business segment through two different and specialized divisions: (i) the Commercial Division and (ii) the Consumer Finance Division (or Banco CrediChile).

Commercial Division

The Commercial Division is responsible for offering financial services to individuals with monthly incomes over Ch$400,000 (or Ch$4.8 million per year) and to small and medium-sized companies with annual sales of up to approximately Ch$1,500 million. This division manages the portion of our branch network that operates under the brand names “Banco de Chile” and “Banco Edwards Citi” and had 257 branches as of December 31, 2010.

The strategy followed in the Commercial Division is mainly focused on sub-segmentation, multi-brand positioning, cross-selling of lending and non-lending products and service quality based on customized service models for specific customer needs. Incentive systems have been increasingly incorporated into the commercial targets differentiated by segment, which have enabled us to reduce response times to our customers and a more efficient use of allocated resources. In addition, the Commercial Division’s operations counts on the support of specialized call centers and internet banking services, along with a wide range of management tools that allow us to measure returns, the performance of cross-sold products and the effectiveness of marketing campaigns.

As of December 31, 2010, the Commercial Division served 721,829 individual customers (hereafter “customer” should be understood as the sum of individuals or companies that hold at least a current account, a credit or a sight account) and 63,015 small- and medium-sized Chilean companies. This customer base resulted in total loans to 538,176 debtors, which includes 75,371 residential loans, 133,073 commercial loans, 313,858 utilized lines of credit, 276,533 installment loans and 716,573 credit card accounts. As of the same date, we maintained 577,986 current accounts, 156,530 savings accounts and 108,577 time deposits.

As of December 31, 2010, loans originated by our Commercial Division represented 43.5% of our total loans. The following table sets forth the composition of the Commercial Division’s loan portfolio in accordance with our internal reporting policies, as of December 31, 2010:

	As of December 31, 2010
	(in millions of Ch$, except percentages)
BANK’S INTERNAL REPORTING POLICIES:
Commercial Loans
Commercial credits	Ch$	1,569,832	25.1%
Leasing contracts		154,964	2.5
Other loans		84,178	1.4

Total Commercial Loans		1,808,974	29.0

Residential Mortgage Loans		2,867,550	45.9

Consumer Loans
Installment loans		950,462	15.2
Credit cards		391,716	6.3
Lines of credit		228,313	3.6

Total Consumer Loans		1,570,491	25.1

Total	Ch$	6,247,015	100.0%

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

As of December 31, 2010, we had Ch$950,462 million in installment loans originated by the Commercial Division, which accounted for 44.3% of the retail market business segment’s consumer loans. A majority of installment loans are denominated in Chilean pesos and are payable monthly.

Residential Mortgage Loans

As of December 31, 2010, we had outstanding residential mortgage loans to individuals and small- and medium-sized companies of Ch$2,867,550 million, which represented 41.7% of the retail market business segment’s total loans and 20.0% of our total loans. A feature of our mortgage loans to individuals and small- and medium-sized companies is that mortgaged property typically secures all of a mortgagor’s credit with us, including credit card and other loans.

Our residential mortgage loans generally have maturities that range between five and thirty years and are denominated in UF. To reduce our exposure to interest rate fluctuations and inflation with respect to our residential loan portfolio, a portion of these residential loans is funded through the issuance of mortgage finance bonds, which are recourse obligations with payment terms that are matched to the residential loans and which bear a real market interest rate plus a fixed spread over the variation rate of the UF. Chilean banking regulation permits to finance up to a 100% of a residential mortgage loan with mortgage finance bonds, based on the purchase price of the property securing the loan or the appraised value of such property. In addition, we generally require that the monthly payments on a residential mortgage loan not exceed 25% of the borrower’s household after-tax monthly income, when the customer belongs to the low-income population segment. However that limit can be adjusted for middle and high-income population segments.

As an alternative to finance mortgage loans with mortgage bonds, we have promoted the expansion of Mutuos Hipotecarios, a mortgage-lending product, which is not financed by mortgage finance bonds, but instead through our general funds, especially long-term bonds. Accordingly, Mutuos Hipotecarios allow customers to finance up to 100% of the purchase price or the appraised value of the property, whichever is lower, instead of the 75% that a standard mortgage would allow.

According to information published by the Superintendency of Banks, as of December 31, 2010 we were Chile’s second largest privately-owned bank in terms of amount of mortgage loans, accounting for approximately 19.5% of mortgage loans made by Chilean privately-owned banks.

Credit Cards

As of December 31, 2010, we issued Visa, MasterCard and Diners credit cards, including both individual and corporate cards. In addition to traditional credit cards, our portfolio also includes co-branded cards (e.g., ”Travel Club,” “Global Pass,” and “Advantage,” among others), and 43 affinity card groups, most of which are associated with our co-branded programs.

Two Chilean companies that are affiliated with us in this market, Transbank S.A. and Nexus S.A., provide us with merchant acquisition and credit card processing services. As of December 31, 2010, Transbank S.A. had fifteen shareholders and Nexus S.A. had seven shareholders, all of which were banks. As of December 31, 2010, our equity ownership in Transbank S.A. was 26.16% and our equity ownership in Nexus S.A. was 25.81%.

As of December 31, 2010, we had 716,573 valid credit card accounts, with 894,943 credit cards to individuals and small- and medium-sized companies. Total charges on our credit cards during 2010 amounted to Ch$1,439,036 million, with Ch$1,317,027 million corresponding to purchases and service payments in Chile and abroad and Ch$122,009 million corresponding to cash advances both within Chile and abroad. These amounts (which do not include the charges associated with our CrediChile’s credit cards) accounted for 28.7% of the total charge volume of bank credit cards issued in Chile for 2010, according to monthly statistics provided by Transbank S.A.

As of December 31, 2010, our credit card loans to individuals and small- and medium-sized companies amounted to Ch$391,716 million and represented 18.3% of our retail market business segment’s consumer loans.

We believe that the Chilean market for credit cards has a high growth potential, especially among lower- and middle-income customer segments, as the average merchant fees should continue to decline due to increasing competition from other banks that operate in Chile and the large department stores and other non-banking businesses that are involved in the issuance of credit cards.

Commercial Credits

Our Commercial Division’s commercial loans, which mainly consist of project financing and working capital loans, are denominated in Chilean pesos, UF and U.S. dollars, may have fixed or variable rates of interest and generally mature between one and three months. As of December 31, 2010, our Commercial Division had outstanding commercial loans of Ch$1,569,832 million, representing 22.8% of the retail market business segment’s total loans and 10.9% of our total loans as of the same date.

Leasing Contracts

Leasing contracts are financing leases for capital equipment and property. Leasing contracts may have fixed or variable rates of interest and generally mature between one and five years for equipment and between five and twenty years for property. Most of these contracts are denominated in UF. As of December 31, 2010, our Commercial Division had outstanding leasing contracts of Ch$154,964 million, representing 2.3% of the retail market business segment’s total loans and 1.1% of our total loans as of the same date.

Non-Residential Mortgage Loans

Non-residential mortgage loans granted to individuals, and small- and medium-sized companies are loans made to finance offices, land, facilities and other real estate. Non-residential mortgage loans are denominated in UF and generally have maturities between eight and twelve years. As of December 31, 2010, our Commercial Division had non-residential mortgage loans of approximately Ch$104,945 million, representing 1.5% of the retail market business segment’s total loans and 0.7% of our total loans as of the same date.

Debit Cards

We offer different types of debit cards to our customers. Depending on their specifications, these cards can be used for banking transactions at ATMs that operate on the local network, such as Redbanc, the Visa International PLUS network, the local network of merchants participating in the local Redcompra debit program or the international network of merchants associated with the Electron program. We have given different names to these debit cards depending on the card’s specific functions and the link between the brand and target market to which they serve. During 2010, the following cards were in operation: Chilecard, Chilecard Plus, Chilecard Electron, Chilecard Empresas, Banjoven, Cheque Electrónico, Multiedwards, Cuenta Directa, Cuenta Fácil, Cuenta Familiar and Citicard. As of December 31, 2010, according to monthly statistics provided by Transbank S.A., we had a 21.3% market share of debit card purchase transactions (not including Banco CrediChile’s debit cards, as those are reported under our Consumer Finance Division), which corresponds to approximately 38.6 million purchases performed throughout the year.

Lines of Credit

We had approximately 477,007 approved lines of credit to individual customers, and small- and medium-sized companies as of December 31, 2010 and outstanding advances to 313,858 individual customers, and small-and medium sized companies that totaled Ch$228,313 million, or 3.3% of the retail market business segment’s total loans.

Our lines of credit for individual customers are generally available on a revolving basis, up to an approved credit limit, and may be used for any purpose. Advances under lines of credit are denominated in Chilean pesos and bear an interest rate that is set monthly.

Deposit Products

We strategically offer deposit products to increase our deposit-taking activities as a means of diversifying our sources of funding. We believe that the deposits of our individual customers provide us with a relatively low-cost, stable source of funding, as well as an opportunity to cross-market our other products and services. In this regard, we offer current accounts, time deposits and savings accounts to our individual customers. Current accounts are Chilean peso-denominated and the majority bear no interest (approximately 0.1% of total current accounts of the Commercial Division are interest-bearing), and savings accounts are denominated in UF and bear a fixed-interest rate. Time deposits are denominated in Chilean pesos, UF and U.S. dollars and most bear interest at a fixed rate with terms that range between thirty to 360 days.

While historically demand has been mainly for UF-denominated deposits during periods of high inflation, demand for Chilean peso-denominated deposits has increased in recent years as a consequence of lower and more stable inflation rates in Chile. This trend could also be observed during the 2009’s financial crisis, when we were benefited from a flight-to-quality effect. Due to the high volatility observed in the financial markets and the low levels shown by interest rates (in line with the monetary stimulus prompted by central banks worldwide) customers and non-customers deposited their funds in our current accounts, particularly those denominated in Chilean pesos as inflation was negative.

Consumer Finance Division (Banco CrediChile)

The Consumer Finance Division provides loans and other financial services to low and middle-income segments (individuals whose monthly incomes range from Ch$170,000 to Ch$400,000), which historically have only been partially served by financial institutions. Also, our Consumer Finance Division serves micro-businesses. Banco CrediChile represents an alternative delivery channel for our products and services to these segments, maintaining a separate brand supported by a network of 165 Banco CrediChile branches as of December 31, 2010. Banco CrediChile was established in 2004 from what was formerly our consumer banking division. During 2008, the business of Banco CrediChile was merged with the consumer division of Citibank Chile (Corporación Financiera Atlas S.A.) as a consequence of the merger with Citibank Chile.

Banco CrediChile offers its customers a variety of banking products, such as consumer loans, credit cards, automobile financing loans, residential mortgage loans and a special demand deposit account (see “—Bancuenta”) targeted at low-income customers. As of December 31, 2010, Banco CrediChile had approximately 766,372 customers and total loans outstanding that amounted to Ch$630,701 million, representing 4.4% of our total loans outstanding as of the same date.

The following table sets forth the composition of Banco CrediChile’s loan portfolio in accordance with our internal reporting policies, as of December 31, 2010:

	As of December 31, 2010
	(in millions of Ch$, except percentages)
BANK’S INTERNAL REPORTING POLICIES:
Consumer loans
Installment loans	Ch$	527,799	83.7%
Credit cards		47,334	7.5
Lines of credit		358	0.0
Total consumer loans		575,491	91.2

Residential mortgage loans		52,131	8.3
Commercial loans		3,079	0.5
Total	Ch$	630,701	100.0%

Our Consumer Finance Division focuses on developing and marketing innovative and customized products targeted to satisfy the needs of its customers while introducing them to the banking system. Banco CrediChile complements the services offered by our other business segments, especially our wholesale market segment, by offering services to employers, such as direct deposit capabilities, that stimulate the use of our services by employees.

The Superintendency of Banks requires greater allowances for loan losses for those banks with low credit classifications. This is the case for Banco CrediChile, which employs a specific credit scoring system, developed by our individual risk division, as well as other criteria to evaluate and monitor credit risk. Thus, in order to ensure the quality of its loan portfolio, Banco CrediChile adheres to our general loan origination procedures, particularly with regard to the use of our credit scoring system and credit management policies, including the use of credit bureaus and the services of the Superintendency of Banks. In addition, Banco CrediChile carries out rigorous procedures for collection of past-due loans through Socofin S.A., our specialized collection subsidiary. We believe that we have suitable procedures and infrastructure in place to manage the risk exposure of Banco CrediChile. These procedures allow us to take advantage of the attractive growth and earnings potential of this market segment while helping to manage exposure to higher risk. See “Item 3. Key Information—Risk Factors—Risks Relating to our Operations and the Chilean Banking Industry—The growth of our loan portfolio may expose us to increased loan losses” and “Item 3. Key Information—Risk Factors—Risks Relating to our Operations and the Chilean Banking Industry—Our loan portfolio may not continue to grow at the same or similar rate.”

Consumer Lending

Banco CrediChile provides short to medium-term consumer loans and credit card services. As of December 31, 2010, Banco CrediChile had approximately 373,329 consumer loans that totaled Ch$527,799 million. As of the same date, Banco CrediChile customers had 241,863 valid credit card accounts, with outstanding balances of Ch$47,334 million.

Bancuenta

Banco CrediChile offers its customers Bancuenta, a basic deposit product that is flexible and easy to use. This product allows us to tap into a section of the consumer market that previously was not participating in the banking system. The Bancuenta account is a non-interest bearing demand deposit account without checking privileges targeted at customers who want a secure and comfortable means of managing and accessing their money. Customers may use an ATM card linked to their Bancuenta account (which may include a revolving line of credit) to make deposits or automatic payments to other Banco CrediChile accounts through a network of 6,141 ATMs available through the Redbanc network as of December 31, 2010.

As of December 31, 2010 Banco CrediChile had 550,533 Bancuenta accounts. Bancuenta account holders pay an annual fee, a fee related to the number of withdrawals on the Bancuenta line of credit and interest on any outstanding balance under the line of credit. All fees and interest due on a Bancuenta account are withdrawn automatically on a monthly basis from funds available in the account. Bancuenta allows us to offer our wholesale customers the ability to pay their employees by direct deposit of funds into the individual employee’s account at Banco CrediChile. We believe this product can lead to stronger long-term relationships with our wholesale customers and their employees.

Wholesale Market

Our wholesale market business segment serves the needs of corporate customers. In 2010, this business segment recorded annual operating revenues of approximately Ch$281,481 million, which represented 24.1% of our total operating revenue, and annual net income before taxes of Ch$107,826 million, which represented 25.9% of our consolidated net income before taxes. As of December 31, 2010 loans made by this business segment amounted to Ch$7,135,093 million and represented 49.7% of our total loan portfolio.

The following table sets forth the composition of our portfolio of loans to the wholesale market in accordance with our internal reporting policies, as of December 31, 2010:

	As of December 31, 2010
	(in millions of Ch$, except percentages)
BANK’S INTERNAL REPORTING POLICIES:
Commercial credits	Ch$	5,365,694	75.2%
Foreign trade loans		891,170	12.5
Leasing loans		622,239	8.7
Factoring loans		142,819	2.0
Other loans		113,171	1.6

Total	Ch$	7,135,093	100.0%

As of December 31, 2010, we had 9,396 debtors out of a total of 23,224 wholesale customers. Our wholesale customers are engaged in a wide range of industry sectors. As of December 31, 2010, this business segment’s loans were mainly related to:

•	Community, social and personal services (approximately 18.9% of all loans made by this business segment);

•	financial services (approximately 16.4% of all loans made by this business segment);

•	commerce and trade (approximately 14.4% of all loans made by this business segment);

•	manufacturing (approximately 13.0% of all loans made by this business segment);

•	construction (approximately 10.6% of all loans made by this business segment);

•	agriculture, forestry and fishing (approximately 7.6% of all loans made by this business segment);

•	communication and transportation (approximately 5.5% of all loans made by this business segment);

•	utilities (approximately 1.6% of all loans made by this business segment); and

•	mining (approximately 1.2% of all loans made by this business segment).

In line with our strategy of identifying and differentiating market segments in order to provide improved value propositions for specific customers, we have defined two divisions within the wholesale market segment based on annual sales: (i) the Corporate Division and (ii) the Large Companies and Real Estate Division.

Corporate Division

The Corporate Division provides services to corporations whose annual sales exceed approximately Ch$70,000 million. This division’s customers consist of a large proportion of Chile’s publicly-traded companies, subsidiaries of multinational companies and conglomerates (including those that operate in the financial, commercial, manufacturing, industrial and infrastructure sectors), and projects and concessions.

As of December 31, 2010, we had 742 large corporations as debtors out of a total of 3,766 customers in our Corporate Division with total outstanding loans of Ch$3,264,596 million, which represented 22.7% of our total outstanding loan portfolio as of the same date.

The following table sets forth the composition of our Corporate Division’s loan portfolio in accordance with our internal reporting policies, as of December 31, 2010:

	As of December 31, 2010
	(in millions of Ch$, except percentages)
BANK’S INTERNAL REPORTING POLICIES:
Commercial credits	Ch$	2,815,588	86.2%
Foreign trade loans		268,527	8.2
Factoring loans		88,462	2.7
Leasing loans		47,935	1.5
Other loans		44,084	1.4

Total	Ch$	3,264,596	100.0%

We offer a wide range of products to large corporations that include short- and long-term financing, working capital loans, mortgage loans, leasing, long-term syndicated loans and factoring, as well as investment banking services offered by our subsidiary, Banchile Asesoría Financiera S.A., which include the underwriting of public and private securities offerings. We also offer payment services (payrolls, suppliers, pensions, dividends, etc.), collection services and connection to international funds transfer networks, as well as traditional deposit products, in particular current accounts.

As of December 31, 2010, we were party to approximately 951 payment service contracts and approximately 206 collection service contracts with large corporations. We believe that cash management and payment service contracts provide us with a source of low-cost deposits and the opportunity to cross-market our products and fees to payees, many of whom maintain accounts with us. Under our collection contracts, we act as a collection agent for our large corporate customers, providing centralized collection services for their accounts receivable and other similar payments.

In order to provide highly competitive and differentiated service, our Corporate Division has the direct support of our treasury and money market operations segment, which directly fulfills our corporate customers’ liquidity and short-term loans requirements. We have also improved our technological offering to facilitate connection with customers and enhance the self-service practices. Similarly, we offer derivative products, which we believe have become increasingly important, especially those associated with Chilean peso-U.S. dollar and UF-U.S. dollar forward contracts and interest rate swaps.

In recent years, the market for loans to large corporations in Chile has been characterized by reduced profit margins, due in part to the greater direct access of such customers to domestic and international capital markets and other funding sources. Consequently, we have been increasingly focused on increasing the profitability in this segment through the enhancement of cross-selling fee generating services, such as payroll processing, dividend payments and billing services, as well as computer banking services. This strategy has enabled us to maintain profitable relationships with our large corporate customers while preserving the ability to extend credit when appropriate business opportunities arise.

During 2010, we consolidated the customer service model implemented during 2009, which enabled us to improve the division’s cross-sell indicators. Also, throughout 2010 the division headed important transactions in the local market and put a set of policies in place in order to enhance our cash management services by reshaping and improving the quality and consistency of our services.

Large Companies and Real Estate Division

Our Large Companies and Real Estate Division provides a broad range of financial products and services (such as electronic banking, leasing, foreign trade and financial consultancy) to companies with annual sales that range from approximately Ch$1,500 million to approximately Ch$70,000 million. Customers served by this division are those related to the commercial, manufacturing, agricultural, forestry, fishing, infrastructure and real estate sectors.

As of December 31, 2010, we had 8,654 large companies as debtors out of a total of 19,458 customers in our Large Companies and Real Estate Division. Loans to large companies totaled approximately Ch$3,870,497 million as of the same date, which represented 26.9% of our total loans.

The following table sets forth the composition of the Large Companies and Real Estate Division’s loan portfolio in accordance with our internal reporting policies, as of December 31, 2010:

	As of December 31, 2010
	(in millions of Ch$, except percentages)
BANK’S INTERNAL REPORTING POLICIES:
Commercial credits	Ch$	2,550,106	65.9%
Foreign trade loans		622,643	16.1
Leasing loans		574,304	14.8
Factoring loans		54,357	1.4
Other loans		69,087	1.8

Total	Ch$	3,870,497	100.0%

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

This division’s aim is to deliver exceptional service to its customers based on proactive financial support that enhances long-term relationships with customers. In order to improve the division’s service quality standards, during 2009 our Large Companies and Real Estate Division redesigned its service model to take advantage of synergies arising from the interaction of account and specialized support executives responsible for ensuring comprehensive customer service. These modifications enabled the division to strengthen customer relationships and increase market share, as well as product offerings.

During 2010, the division consolidated this service model, particularly within the metropolitan areas, which translated into significant increases in the amount of loans granted by our Large Companies and Real Estate Division in those locations. Similarly, the division achieved important increases in loans associated with factoring, leasing and foreign trade as a result of the implementation of this service model, which also derived in important service quality improvements. In addition, based on a joint-program developed with our Corporate and Market Risk Division, the Large Companies and Real Estate Division recorded a significant rise in loans granted outside Santiago. This joint-program consists of creating multi-disciplinary teams composed of an executive officer in charge of commercial duties and a credit risk analyst for customer visits in order to carry out an on-site evaluation of our customers’ needs.

Our leasing segment is part of the Large Companies and Real Estate Division. Similarly, our factoring subsidiary, Banchile Factoring S.A., mainly provides its services through the Large Companies and Real Estate Division.

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

The treasury and money market operations business segment is also responsible for (i) the issuance of short- and long-term bonds, and the issuance of long-term subordinated bonds, (ii) monitoring compliance with regulatory deposit limits, technical reserves and maturity and rate matches, (iii) monitoring our adherence to the security margins defined by regulatory limits, and risk limits for interest rate, currency and investment gaps. This segment continually monitors the funding costs of the local financial system, comparing them with our own.

During 2010, our treasury and money market operations segment conducted important funding transactions, such as the issuance of approximately U.S.$558 million in subordinated bonds and the placement of approximately U.S.$706 million in senior bonds.

As of December 31, 2010, our securities portfolio amounted to Ch$1,436,870 million, of which 37% consisted of securities issued by the Central Bank and the Chilean Government, 14% consisted of securities from foreign issuers, 46% consisted of securities issued by local financial institutions and 3% consisted of securities issued by Chilean corporate issuers. Our investment strategy is designed with the aim of supplementing our expected profitability, risks and economic variable projections while adhering to the regulatory guidelines and internal limits defined by our finance committee.

The funding functions carried out by our treasury division are complemented by our international area, namely International Financial Institutions (“IFI”), which manages relations with correspondent banks worldwide, facilitating international payments and obtaining foreign currency financing for us. As of December 31, 2010, we have established a network of approximately 600 foreign banks, among which we maintained credit relationships with approximately 250 correspondent banks, from which we maintained 42 account relationships

During 2009, we entered into a new Framework Agreement of financial cooperation with the Export-Import Bank of China, the main foreign trade development bank in China, a major trading partner of Chile. During 2010 and the first months of 2011 our IFI area took different actions intended to diversify our funding sources, such as by obtaining a loan of U.S.$100 million from the China Development Bank and a loan of U.S.$200 million from an Asian syndicate of financial institutions.

Operations through Subsidiaries

We have made several strategic long-term investments in financial services companies that are engaged in activities complementary to our commercial banking activities. Our main goal in making these investments is to develop a comprehensive financial group capable of meeting the diverse financial needs of our current and potential clients by offering traditional banking products and specialized financial services through our different subsidiaries.

The following table sets forth information with respect to our financial services subsidiaries in accordance with our internal reporting policies as of December 31, 2010:

	As of or for the year ended December 31, 2010
	Assets		Equity		Net Income (loss)
	(in millions of Ch$)
BANK’S INTERNAL REPORTING POLICIES:
Banchile Trade Services Limited (Hong Kong)	Ch$	643	Ch$	623	Ch$	65
Banchile Administradora General de Fondos S.A.		66,948		61,645		17,908
Banchile Asesoría Financiera S.A.		5,155		4,400		2,657
Banchile Corredores de Seguros Ltda		23,986		21,820		6,301
Banchile Corredores de Bolsa S.A.		395,527		85,754		24,519
Banchile Factoring S.A.		348,046		41,767		1,119
Banchile Securitizadora S.A.		481		364		(43)
Socofin S.A.		7,497		562		362
Promarket S.A.		1,597		733		(195)
Total	Ch$	849,880	Ch$	217,668	Ch$	52,693

The following table sets forth information with respect to our ownership interest in our financial services subsidiaries as of December 31, 2010:

	Ownership Interest
	Direct (%)	Indirect (%)	Total (%)
Banchile Trade Services Limited (Hong Kong)	100.00	—	100.00
Banchile Administradora General de Fondos S.A.	99.98	0.02	100.00
Banchile Asesoría Financiera S.A.	99.96	—	99.96
Banchile Corredores de Seguros Ltda.	99.83	0.17	100.00
Banchile Corredores de Bolsa S.A.	99.70	0.30	100.00
Banchile Factoring S.A.	99.75	0.25	100.00
Banchile Securitizadora S.A.	99.00	1.00	100.00
Socofin S.A.	99.00	1.00	100.00
Promarket S.A.	99.00	1.00	100.00

Each of these subsidiaries is incorporated in Chile, except for Banchile Trade Services Limited, which is incorporated in Hong Kong.

Securities Brokerage Services

We provide securities brokerage services through Banchile Corredores de Bolsa S.A. Banchile Corredores de Bolsa S.A. is registered as a securities broker with the Superintendencia de Valores y Seguros de Chile (the “Chilean Superintendency of Securities and Insurance”), the regulator of Chilean publicly listed companies, and is a member of the Santiago Stock Exchange and the Chilean Electronic Stock Exchange. Since it was founded in 1989, Banchile Corredores de Bolsa S.A. has provided stock brokerage services, fixed-income investments and foreign exchange products to individuals and companies through our branch network. During the year ended December 31, 2010, Banchile Corredores de Bolsa S.A. recorded an aggregate trading volume on the Santiago Stock Exchange, the Chilean Electronic Stock Exchange and the Valparaíso Stock Exchange of approximately Ch$8,593,134 million. As of December 31, 2010, Banchile Corredores de Bolsa S.A. had equity of Ch$85,754 million and, for the year ended December 31, 2010, recorded a net income of Ch$24,519 million, which represented 5.9% of our consolidated net income for that period.

As a result of the merger between Banco de Chile and Citibank Chile, Citibank Agencia de Valores S.A. became a subsidiary of Banco de Chile as of January 1, 2008. In early 2009, Citibank Agencia de Valores S.A. merged with and into Banchile Corredores de Bolsa S.A.

Mutual and Investment Fund Management

Since 1980, we have provided mutual fund management services through Banchile Administradora General de Fondos S.A. (formerly Banchile Administradora de Fondos Mutuos S.A.). As of December 31, 2010, according to data prepared by the Chilean Superintendency of Securities and Insurance, Banchile Administradora General de Fondos S.A. was the largest mutual fund manager in Chile, managing approximately 23.5% of all Chilean mutual funds assets. As of December 31, 2010, Banchile Administradora General de Fondos S.A. operated 67 mutual and had Ch$4,269,000 million in assets under management from more than 309,000 corporate and individual investors. Also, as of December 31, 2010, Banchile Administradora General de Fondos S.A. operated six investment funds: Chile Small Cap, Banchile Inmobiliario II, III and IV, Brasil Variable-Income and Latam Small Mid-Cap, managing Ch$225,587 million in net assets on behalf of 595 participants.

During 2008, Banco de Chile acquired Legg Mason Chile, which channeled the business of Citibank Chile. Subsequently, during the same period, Legg Mason Chile merged with Banchile Administradora General de Fondos S.A.

The following table sets forth information regarding the various mutual funds managed by Banchile Administradora General de Fondos S.A. as of December 31, 2010:

Name of Fund	Type of Fund	Net Asset Value As of December 31, 2010
		(in millions of Ch$)
Ahorro	Fixed income (medium/long term)	24,492
Alianza	Fixed income (medium/long term)	34,379
América Latina Accionario	Equity	36,961
Asia Fund	Debt/Equity	6,097
Asiático Accionario	Equity	19,522
Balance I	Debt/Equity	43,566
Banca Americana Voltarget Garantizado	Fixed income (medium/long term)	16,490
Banchile Acciones	Equity	117,597
Booster China Garantizado	Fixed income (medium/long term)	1,798
Capital Financiero	Fixed income (short term)	17,618
Capitalisa Accionario	Equity	11,059
Carry Trade Monedas	Fixed income (medium/long term)	7,708
Cash	Fixed income (short term)	79,134
Chile 18 Q	Equity	3,621
Chile Accionario	Equity	56,893
Cobertura	Fixed income (medium/long term)	1,256
Corporate Dólar Fund	Fixed income (short term)	416,946
Corporativo	Fixed income (short term)	310,066
Crecimiento	Fixed income (short/medium term)	27,184
Depósito XXI	Fixed income (medium/long term)	145,339
Deuda Nacional	Fixed income (medium/long term)	3,290
Disponible	Fixed income (short term)	46,838
Dollar Investment Grade	Fixed income (medium/long term)	28,819
Emerging Dollar Fund	Debt/Equity	34,236
Emerging Fund	Debt/Equity	50,400
Estrategia Commodities Garantizado	Fixed income (medium/long term)	9,065
Estratégico	Fixed income (medium/long term)	393,357
Euro Money Market Fund	Fixed income (short term)	19,174
Europe Fund	Debt/Equity	2,283
Flexible	Fixed income (short term)	216,605
Fortalezas Garantizado	Fixed income (medium/long term)	6,842
Global Dollar Fund	Debt/Equity	2,155
Global Fund	Debt/Equity	4,154
Horizonte	Fixed income (medium/long term)	55,950
Inversión	Debt/Equity	43,236

Name of Fund	Type of Fund	Net Asset Value As of December 31, 2010
		(in millions of Ch$)
Inversión 10	Debt/Equity		1,621
Inversión 20	Debt/Equity		4,457
Inversión Brasil	Debt/Equity		27,959
Inversión China	Debt/Equity		5,798
Inversión Dollar 30	Debt/Equity		3,142
Inversionista Calificado I	Equity		28,702
Latam Mid Cap	Debt/Equity		20,533
Latin America Fund	Debt/Equity		99,212
Liquidez 2000	Fixed income (short term)		533,748
Liquidez Full	Fixed income (short term)		440,266
Mid Cap	Equity		188,476
Muralla China Garantizado	Fixed income (medium/long term)		26,935
Operacional	Fixed income (medium/long term)		15,836
Oportunidades Sectoriales	Debt/Equity		17,705
Patrimonial	Fixed income (short term)		58,181
Performance	Fixed income (short/medium term)		10,622
Potencias Garantizado	Fixed income (medium/long term)		52,984
Renta Futura	Fixed income (medium/long term)		242,092
Retorno Dólar	Fixed income (medium/long term)		21,273
Retorno LP UF	Fixed income (medium/long term)		50,954
U.S. Dollar Fund	Debt/Equity		4,598
U.S. Fund	Debt/Equity		10,213
USA Accionario	Equity		8,463
Utilidades	Fixed income (short/medium term)		48,049
Viejo Continente Accionario	Equity		1,053
Visión Dinámica A	Debt/Equity		15,779
Visión Dinámica Acciones	Debt/Equity		6,127
Visión Dinámica B	Debt/Equity		7,328
Visión Dinámica C	Debt/Equity		10,455
Visión Dinámica D	Debt/Equity		2,047
Visión Dinámica E	Debt/Equity		3,370
Wall Street 107 Garantizado	Fixed income (medium/long term)		6,892
Total		Ch$	4,269,000

As of December 31, 2010, Banchile Administradora General de Fondos S.A. recorded equity of Ch$61,645 million and, for the year ended December 31, 2010, net income of Ch$17,908 million, which represented 4.3% of our 2010 consolidated net income.

Factoring Services

We provide factoring services to our customers through Banchile Factoring S.A. Through this service; we purchase our customers’ outstanding debt portfolios, such as bills, notes, promissory notes or contracts, advancing them the cash flows involved and performing the collection of the related instruments. For the year ended December 31, 2010, Banchile Factoring S.A. had net income of Ch$1,119 million, which represents 0.3% of our 2010 consolidated net income. As of December 31, 2010, this subsidiary had equity of Ch$41,767 million and had a 23.6% market share in Chile’s factoring industry, according to information provided by the Factoring Chilean Association.

Financial Advisory Services

We provide financial advisory and other investment banking services to our customers through Banchile Asesoría Financiera S.A. The services offered by Banchile Asesoría Financiera S.A. are primarily targeted to our corporate customers and include advisory services concerning mergers and acquisitions, restructuring, project finance and strategic alliances. As of December 31, 2010, Banchile Asesoría Financiera S.A. had equity of Ch$4,400 million and, for the year ended December 31, 2010, net income of Ch$2,657 million, which represents 6.4% of our 2010 consolidated net income.

Insurance Brokerage

We provide insurance brokerage services to our customers through Banchile Corredores de Seguros Limitada. In 2000, we began to offer life insurance policies associated with consumer loans and non-credit related insurance to our individual customers and the general public. As of December 31, 2010, Banchile Corredores de Seguros Limitada had equity of Ch$21,820 million and, for the year ended December 31, 2010, net income of Ch$6,301 million, which represents 1.5% of our 2010 consolidated net income. According to the Insurance Companies Chilean Association, during 2009 (the latest year for which information is available), Banchile Corredores de Seguros Limitada had a 0.6% market share in the total amount of life and general purposes insurance policies (in Chilean pesos) sold by insurance brokerage companies in Chile.

Securitization Services

We offer investment products to meet the demands of institutional investors, such as private pension funds and insurance companies, through Banchile Securitizadora S.A. This subsidiary securitizes financial assets, which involves the issuance of debt instruments with credit ratings that can be traded in the Chilean marketplace, backed by a bundle of revenue-producing assets of the client company. As of December 31, 2010 Banchile Securitizadora S.A. had equity of Ch$634 million and, for the year ended December 31, 2010, a net loss of Ch$43 million. Also as of December 31, 2010, Banchile Securitizadora S.A. had a 15.5% market share in the total volume of assets securitized in Chile.

Credits pre-evaluation services

Promarket S.A. provides credit pre-evaluation services to the Bank and its subsidiaries, including researching potential customers. As of December 31, 2010, Promarket S.A. had equity of Ch$1,597 million and, for the year ended December 31, 2010, a net loss of Ch$195 million.

Collection Services

We provide judicial and extra-judicial loan collection services on our behalf and on behalf of third parties through our subsidiary Socofin S.A. As of December 31, 2010, Socofin S.A. had equity of Ch$562 million and, for the year ended December 31, 2010, net income of Ch$362 million.

Trade Services

In November 2004, we began offering direct trade services to our customers through Banchile Trade Services Limited, which acts as our trade finance entity in markets such as China, Hong Kong, Taiwan and South Korea. As of December 31, 2010, Banchile Trade Services Limited had equity of Ch$623 million and, for the year ended December 31, 2010, net income of Ch$65 million.

Distribution Channels and Electronic Banking

Our distribution network provides integrated financial services and products to our customers through a wide range of channels. The network includes ATMs, branches, on-line banking and phone-banking devices. As of December 31, 2010, we had 1,976 ATMs (that form part of Redbanc’s 6,141 ATM system) which allowed our customers to conduct self-service banking transactions during banking and non-banking hours.

As of December 31, 2010, we had a network of 422 retail branches throughout Chile. Our branch system serves as a distribution network for all of the products and services offered to our customers. Our full-service branches accept deposits, cash withdrawals, offer the full range of our retail banking products, such as consumer loans, automobile financing loans, credit cards, mortgage loans and current accounts and provide information to current and potential customers.

We offer electronic banking services to our customers 24 hours a day through our internet website, www.bancochile.cl, which has homepages that are segmented by the different target markets we serve. Our individual homepage offers a broad range of services, including the payment of bills, electronic fund transfers, stop payment and non-charge orders, as well as a wide variety of account inquiries. Our corporate homepage offers services including our office banking service, Banconexion Web, which enables our corporate customers to perform all of their banking transactions from their offices. Both homepages offer our customers the sale of products with exclusive benefits as part of the customer loyalty marketing programs that we have developed in order to enhance the proximity to our customers. We also have a homepage designed for our investor customers, through which they can trade stocks, take deposits and open savings accounts. Our foreign trade customers can rely on our international business homepage www.bancochile.com, which enables them to inquire about the status of their foreign trade transactions and perform transactions, such as opening letters of credit, recording import collection and hedging on instructions and letters of credit. On average, during 2010 approximately 500,784 individual and corporate customers performed nearly 19.4 million transactions per month on our website, of which approximately 2.9 million were monetary transactions.

In addition, we provide our customers with access to a 24-hour phone-banking call center that grants them access to account information and allows them to effect fund transfers and certain payments. This service, through which we receive approximately 379,794 calls per month, has enabled us to develop customer loyalty campaigns, sell financial products and services, answer specialized inquiries about our remote services and receive and resolve complaints by customers and non-customers.

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

As a result of this event, during 2010 we incurred almost Ch$5.6 billion in expenses associated with the earthquake, mainly related to: (i) fixed-assets repairs and write-offs of approximately Ch$4.7 billion, and (ii) approximately Ch$0.9 billion as a result of the actions carried out to support our staff, as well as cash donations to local fund-raising campaigns. These expenses were partly offset by recoveries from insurance policies that amounted to approximately Ch$2.3 billion. Accordingly, as a result of the earthquake, during 2010 we recognized expenses (net of insurance recoveries) of approximately Ch$3.3 billion in our results of operations.

Involvement with the Transantiago Plan

Since June 2005, we have been a shareholder in Administrador Financiero del Transantiago (“AFT”), the company responsible for the financial management of the overhaul of Santiago’s public transit system (the “Transantiago Plan”). Other majority shareholders of the company include three major Chilean banks, a financial services company and a technology services company. We own 20% of AFT’s capital stock, which represented an original capitalization of approximately U.S.$13.4 million as of June 8, 2005.

The Transantiago Plan has faced operational deficits that are being funded by means of permanent and temporary fiscal subsidies in accordance with the provisions of Law 20,378, which was enacted in September 2009.

In 2007, as shareholders of AFT, we made extraordinary contributions for a total amount of U.S.$4.1 million with the purpose of financing AFT’s expenses, which were capitalized as of December 31, 2007. Between January and April 2008, we made additional funds available to AFT in the amount of U.S.$358,000 to pay AFT’s expenses arising from the Transantiago Plan. We have made no additional funds available after April 2008. We, as AFT’s shareholder, believe that AFT may continue to finance its operational expenses with revenue generated in the ordinary course of its business. However, if we are required to incur additional payments, we do not expect that any such payments will materially affect our business.

Competition

Overview

The Chilean market for banking and other financial services is highly and increasingly competitive and consists of a number of different market sectors. The most important sector, commercial banking, includes 24 privately-owned banks and one government-owned bank, Banco del Estado. As of December 31, 2010, the four largest Chilean banks accounted for 68.0% of all outstanding loans made by Chilean financial institutions: Banco Santander-Chile (20.9%), us (19.2%), Banco del Estado (15.2%) and Banco de Crédito e Inversiones (12.7%).

We face significant and increasing competition in all of the market segments in which we operate. As a commercial bank that offers a range of services to all types of businesses and individual customers, we face a variety of competitors, ranging from other large, privately-owned commercial banks to more specialized entities, such as “niche” banks. We consider the principal commercial banks in Chile to be our primary competitors, namely, Banco Santander-Chile, Banco de Crédito e Inversiones, Banco Bilbao Vizcaya Argentaria Chile (BBVA), and Corpbanca. Nevertheless, we also face competition from Banco del Estado, a government-owned bank, which has a larger distribution network and larger customer base than we do. Banco del Estado, which operates under the same regulatory regime as Chilean privately-owned banks, was the third largest bank in Chile as of December 31, 2010, with outstanding total loans of Ch$11,416,303 million, representing a 15.2% market share, according to data published by the Superintendency of Banks.

In the wholesale market, we consider our strongest competitors are Banco Santander-Chile, Banco de Crédito e Inversiones, BBVA and Corpbanca. We also believe these banks are our most significant competitors in the small- and medium-sized companies business segment.

In the retail market, we compete with other privately-owned Chilean banks, as well with Banco del Estado. Among privately-owned banks, we consider our strongest competitors in this market to be Banco Santander-Chile, Banco de Crédito e Inversiones and BBVA, as these banks have developed business strategies focused on both small- and medium-sized companies and lower to middle income segments of the Chilean population. In addition, with respect to high-income individuals, as of December 2010, we considered our strongest competitors in this market to be Banco Santander-Chile and Banco Itaú Chile, as these banks relies on specialized business units in order to serve high-income customers. We also compete with companies that offer non-banking specialized financial services in the high-income segment (such as Larrain Vial and Celfin Capital) whose core businesses are to provide stock brokerage, financial advisory and wealth management related services.

The Chilean banking industry has experienced increased levels of competition in recent years from domestic as well as foreign banks, which has led to, among other things, consolidation in the industry. Consequently, banks’ strategies have, in general terms, been increasingly focused on reducing costs and improving efficiency standards. Although we are making our best efforts in order to deal with increasing competition, we also acknowledge that our income may decrease as a result of increasing competition.

We expect this trend of increasing competition and consolidation to continue, particularly in connection with the formation of new large financial groups and the creation of new niche banks. In this regard, in mid-1996, Banco Santander of Spain took control of Banco Osorno and merged it into its Chilean operations, changing its name to Banco Santander-Chile. In addition, Banco O’ Higgins and Banco de Santiago merged in January 1997, forming Banco Santiago and in 1999 Banco Santander of Spain acquired Banco Santiago. During 2001, Banco de Chile merged with Banco de A. Edwards, which came into effect on January 1, 2002. In August 2002, Banco Santiago and Banco Santander–Chile, then the second and fourth largest banks in Chile, respectively, merged and became Chile’s largest bank under the Banco Santander-Chile brand name. In 2003, Banco del Desarrollo merged with Banco Sudamericano, and in 2004, Dresdner Banque Nationale de Paris merged with Banco Security. In 2005, Banco de Crédito e Inversiones merged with Banco Conosur. In 2007, Banco Itaú acquired Bank Boston unit in Chile, while Rabobank acquired HNS Bank and Scotiabank acquired Banco del Desarrollo. In the first quarter of 2008, we merged with Citibank Chile, and afterwards the Superintendency of Banks authorized the opening of a branch of the Norwegian bank DnB NOR and the acquisition of ABN Amro Bank by The Royal Bank of Scotland. In early 2009, the merger agreement between Scotiabank Sudamericano and Banco del Desarrollo was completed, through which the former became Scotiabank Chile and the latter ceased to exist. In addition, during 2009, Banco

Monex was acquired by Consorcio Group, which absorbed the whole operations of the former and its subsidiaries, becoming Banco Consorcio.

Although we believe that we are currently large enough to compete effectively in our target markets, any further consolidation in the Chilean financial services industry may adversely affect our competitive position. We are working on developing and enhancing our competitive strengths to ensure our sustainability.

Historically, commercial banks in Chile have competed in the retail market against each other, and finance companies and department stores, with the latter two having traditionally been focused on consumer loans to low and middle-income segments. However, finance companies have gradually disappeared as most of them have been merged into the largest commercial banks.

In recent years, the Chilean financial system has witnessed a new phenomenon: the rise of non-traditional banking competitors, such as large department stores. The participation of these players has become increasingly significant in the consumer-lending sector. Currently, there are three consumer-oriented banks, affiliated with Chile’s largest department stores, Banco Falabella, Banco Ripley and Banco Paris. Although these banks had a market share of only 1.5% as of December 31, 2010, according to the Superintendency of Banks, the presence of these banks is likely to make consumer banking more competitive over next years.

Below is a set of tables and figures for the years ended December 31, 2008, 2009 and 2010 that shows our position within the Chilean financial system. Prior years have not been included in these tables as new accounting rules applicable to the presentation of financial information by the Chilean banking industry became in effect at January 1, 2008, and figures before January 1, 2008 are not comparable. In addition, the market information is set forth under Chilean GAAP as published by the Superintendency of Banks.

The following table sets forth certain statistical information on the Chilean financial system as of December 31, 2010, according to information published by the Superintendency of Banks under Chilean GAAP:

	As of December 31, 2010
	Assets			Loans(1)			Deposits			Equity(2)
	Amount		Share	Amount		Share	Amount		Share	Amount		Share
	(in millions of Ch$, except percentages)

CHILEAN GAAP:
Private sector banks	Ch $	89,418,243	82.6%	Ch$	63,537,678	84.8%	Ch$	52,322,127	80.5%	Ch$	7,553,272	89.0%
Banco del Estado		18,815,609	17.4		11,416,303	15.2		12,644,757	19.5		931,045	11.0

Total banking system	Ch$	108,233,852	100.0%	Ch$	74,953,981	100.0%	Ch$	64,966,884	100.0%	Ch$	8,484,317	100.0%

Source: Superintendency of Banks

(1)	Net of interbank loans.
(2)	For purposes of this table, equity includes capital and reserves, net income for the period and provisions for minimum dividends.

Loans

The following table sets forth our market share and the market share of each of our principal privately-owned competitors in terms of total loans as of the dates indicated according to information published by the Superintendency of Banks under Chilean GAAP:

	Bank Loans(1)
	As of December 31,
	2008	2009	2010
CHILEAN GAAP:
Banco Santander-Chile	20.7%	19.9%	20.9%
Banco de Chile	19.4	19.1	19.2
Banco de Crédito e Inversiones	13.3	12.8	12.7
BBVA Bilbao Vizcaya	7.5	7.0	7.3
Banco Corpbanca	7.0	7.3	7.3

Total market share	67.9%	66.1%	67.4%

Source: Superintendency of Banks

(1)	Provisions for loan losses not deducted.

Credit Quality

The following table sets forth the ratio of allowances to total loans of the largest private banks in Chile and that of the Chilean financial system as a whole (including such banks) as of December 31, 2008, 2009 and 2010, according to information published by the Superintendency of Banks under Chilean GAAP:

	Allowances to Total Loans
	As of December 31,
	2008	2009	2010
CHILEAN GAAP:
Banco de Chile	1.78%	2.45%	2.48%
Banco de Crédito e Inversiones	1.41	2.21	2.52
BBVA Bilbao Vizcaya	1.13	1.61	1.75
Banco Santander–Chile	1.88	2.55	2.82
Banco Corpbanca	1.51	1.91	1.95
Financial system	1.86%	2.43%	2.52%

Source: Superintendency of Banks

The following table sets forth the ratio of past-due loans to total loans for the largest private banks in Chile as of December 31, 2008, 2009 and 2010 on a consolidated basis, according to information published by the Superintendency of Banks under Chilean GAAP:

	Past-Due Loans to Total Loans
	As of December 31,
	2008	2009	2010
CHILEAN GAAP:
BBVA Bilbao Vizcaya	1.00%	1.02%	0.75%
Banco Santander–Chile	1.10	1.41	1.32
Banco de Crédito e Inversiones	0.80	1.19	1.23
Banco de Chile	0.60	0.68	0.51
Banco Corpbanca	0.78	0.82	0.86
Financial system	0.99%	1.36%	1.27%

Source: Chilean Superintendency of Banks

Deposits

We had total deposits of Ch$12,144,149 million as of December 31, 2010, according to information published by the Superintendency of Banks under Chilean GAAP. The following table sets forth the market shares in terms of total deposits for private banks as of December 31, 2008, 2009 and 2010 on a consolidated basis, according to information published by the Superintendency of Banks under Chilean GAAP:

	Deposits
	As of December 31,
	2008	2009	2010
CHILEAN GAAP:
Banco de Chile	18.8%	19.0%	18.7%
Banco Santander–Chile	20.8	18.3	17.7
Banco de Crédito e Inversiones	13.2	13.5	12.8
BBVA Bilbao Vizcaya	7.4	6.6	6.4
Banco Corpbanca	6.1	6.5	6.6

Total market share	66.3%	63.9%	62.2%

Source: Superintendency of Banks

Capital and Reserves

The following table sets forth the level of capital and reserves for the largest private banks in Chile as of December 31, 2008, 2009 and 2010 according to information published by the Superintendency of Banks under Chilean GAAP:

	Capital and Reserves
	As of December 31,
	2008		2009		2010
	(in millions of Ch$)
CHILEAN GAAP:
Banco Santander–Chile	Ch$	1,198,957	Ch$	1,386,238	Ch$	1,529,599
Banco de Chile		1,165,014		1,315,382		1,268,101
Banco de Crédito e Inversiones		620,412		783,611		883,714
Banco Corpbanca		436,191		460,980		475,839
BBVA Bilbao Vizcaya	Ch$	384,415	Ch$	432,626	Ch$	464,814

Source: Superintendency of Banks

Return on Capital and Reserves

The following table sets forth our return on capital and reserves and the returns on capital and reserves of our principal private competitors and the Chilean financial system as a whole, in each case as of December 31, 2008, 2009 and 2010, according to information published by the Superintendency of Banks under Chilean GAAP:

	Return on Capital and Reserves
	Year Ended December 31,
	2008	2009	2010
CHILEAN GAAP:
Banco de Chile	29.8%	19.6%	29.9%
Banco Santander-Chile	34.6	31.1	31.3
Banco de Crédito e Inversiones	31.0	20.5	25.1
Banco Corpbanca	19.8	18.5	24.8
BBVA Bilbao Vizcaya	18.1	15.7	10.4
Financial system average	22.2%	16.5%	20.8%

Source: Superintendency of Banks

Efficiency

The following table sets forth the efficiency ratios of the largest private Chilean banks as of December 31, 2008, 2009 and 2010, according to information published by the Superintendency of Banks under Chilean GAAP:

	Efficiency Ratio(1)
	As of December 31,
	2008	2009	2010
CHILEAN GAAP:
BBVA Bilbao Vizcaya	53.7%	53.0%	62.9%
Banco de Crédito e Inversiones	50.4	47.5	50.5
Banco de Chile	51.9	48.8	50.3
Banco Santander-Chile	37.9	34.5	40.1
Banco Corpbanca	45.6	42.7	42.3
Financial system average	49.2%	45.5%	45.8%

Source: Superintendency of Banks

(1)	Calculated by dividing operating expense by operating revenue.

REGULATION AND SUPERVISION

General

In Chile, only banks may maintain current accounts for their customers, conduct foreign trade operations and, together with non-banking financial institutions, accept time deposits. The principal authorities that regulate financial institutions in Chile are the Superintendency of Banks and the Central Bank. Chilean banks are primarily subject to the General Banking Law and secondarily, to the extent not inconsistent with that law, the provisions of the Chilean Corporations Law governing public corporations, except for certain provisions that are expressly excluded.

The Chilean banking system dates back to 1925 and has been characterized by periods of substantial regulation and government intervention, as well as periods of deregulation. The most recent period of deregulation commenced in 1975 and culminated in the adoption of a series of amendments to the General Banking Law. In 2004, amendments to the General Banking Law granted additional powers to banks, including general underwriting powers for new issues of certain debt and equity securities and the power to create subsidiaries to engage in activities related to banking, such as brokerage, investment advisory, mutual fund services, investment fund management, factoring, securitization products and financial leasing services. Prior to 2006, banks had the option of distributing less than 30% of their earnings as dividends in any given year, subject to approval of the holders of at least two-thirds of the bank’s common stock. In 2006, however, the General Banking Law was amended to eliminate this alternative.

Following the Chilean banking crisis of 1982 and 1983, the Superintendency of Banks assumed control of banks representing approximately 51% of the total loans in the banking system. As part of the assistance that the Chilean Government provided to Chilean banks, the Central Bank permitted banks to sell to it a certain portion of their non-performing loan portfolios at book value. Each bank then repurchased such loans at their economic value (which, in most cases, was substantially lower than the book value at which the Central Bank had acquired them), with the difference to be repaid to the Central Bank out of future income. Pursuant to Law No. 18,818, which was passed in 1989, this difference was converted into subordinated debt.

The Central Bank

The Central Bank is an autonomous legal entity created under the framework of the Chilean Constitution. It is subject to its Ley Orgánica Constitucional (the “Organic Constitutional Law”) and the Chilean Constitution. To the extent not inconsistent with its Organic Constitutional Law or the Chilean Constitution, the Central Bank is also subject to general laws applicable to the private sector, but is not subject to the laws applicable to the public sector. The Central Bank is directed and administered by a board of directors composed of five members designated by the President of Chile, subject to Senate approval.

The legal purpose of the Central Bank is to maintain the stability of the Chilean peso and the orderly functioning of Chile’s internal and external payment systems. The Central Bank’s powers include setting reserve requirements, regulating the amount of money and credit in circulation, and establishing regulations and guidelines regarding financial companies, foreign exchange (including the Formal Exchange Market) and bank deposit-taking activities.

The Superintendency of Banks

Banks are supervised and controlled by the Superintendency of Banks, a Chilean governmental agency. The Superintendency of Banks authorizes the creation of new banks and has broad powers to interpret and enforce legal and regulatory requirements applicable to banks and financial companies. Furthermore, in cases of noncompliance with its legal and regulatory requirements, the Superintendency of Banks has the ability to impose sanctions. In extreme cases, it can appoint, with the prior approval of the board of directors of the Central Bank, a provisional administrator to manage a bank. It must also approve any amendment to a bank’s bylaws or any increase in its capital.

The Superintendency of Banks examines all banks from time to time, usually at least once a year. Banks are also required to submit unconsolidated unaudited financial statements to the Superintendency of Banks on a monthly basis and to publish their unaudited financial statements at least four times a year in a newspaper with countrywide coverage. Financial statements as of December 31 of any given year must be audited. In addition, banks are required to provide extensive information regarding their operations at various periodic intervals to the Superintendency of Banks. A bank’s annual financial statements and the opinion of its independent auditors must also be submitted to the Superintendency of Banks.

Any person wishing to acquire, directly or indirectly, 10.0% or more of the share capital of a bank must obtain the prior approval of the Superintendency of Banks. Without such approval, the holder will not have the right to vote such shares. The Superintendency of Banks may only refuse to grant its approval based on specific grounds set forth in the General Banking Law.

According to Article 35 bis of the General Banking Law, the prior authorization of the Superintendency of Banks is required for each of the following:

•	the merger of two or more banks;

•	the acquisition of all or a substantial portion of a bank’s assets and liabilities by another bank;

•	the control by the same person, or controlling group, of two or more banks; or

•	a substantial increase in the share ownership of a bank by a controlling shareholder of that bank.

Such prior authorization is required only when the acquiring bank or the resulting group of banks would own a market share in loans determined by the Superintendency of Banks to be more than 15.0% of the Chilean banking system loans. The intended purchase, merger or expansion may be denied by the Superintendency of Banks, or, if the acquiring bank or resulting group would own a market share in loans determined to be more than 20.0% of the Chilean banking system loans, the purchase, merger, or expansion may be conditioned on one or more of the following:

•	that the bank or banks maintain Regulatory Capital above 8.0% and up to 14.0% of their risk-weighted assets;

•	that the technical reserve established in article 65 of the General Banking Law be applicable when deposits exceed 1.5 times the resulting bank’s paid-in capital and reserves; or

•	that the amount of interbanking loans be reduced to 20.0% of the resulting bank’s Regulatory Capital.

If the acquiring bank or resulting group would own a market share in loans determined by the Superintendency of Banks to be more than 15% but less than 20%, the authorization will be conditioned on the bank or banks maintaining Regulatory Capital not below 10% of their risk-weighted assets for a period set by the Superintendency of Banks, which may not be less than one year. The calculation of risk-weighted assets is based on a five-category risk classification system applied to a bank’s assets that is based on the Basel Committee recommendations.

Pursuant to the regulations of the Superintendency of Banks, the following ownership disclosures are required:

•	banks must disclose to the Superintendency of Banks the identity of any person owning, directly or indirectly, 5.0% or more of its shares;

•	holders of ADSs must disclose to the depositary the identity of beneficial owners of ADSs registered under such holders’ names;

•

the depositary must disclose to the bank the identity of beneficial owners of ADSs which the depositary has registered, and the bank, in turn, must disclose to the Superintendency of Banks the identity of the beneficial owners of the ADSs representing 5.0% or more of such bank’s shares; and

•	bank shareholders who individually hold 10.0% or more of a bank’s capital stock and who are controlling shareholders must periodically inform the Superintendency of Banks of their financial condition.

Limitations on Types of Activities

Chilean banks can only conduct those activities allowed by the General Banking Law, including loan placements, factoring and leasing activities, accepting deposits and, subject to certain limitations, making investments and performing financial services. Investments are restricted to real estate for the bank’s own use, gold, foreign exchange and debt securities. Through subsidiaries, banks may also engage in other specific financial service activities such as securities brokerage services, mutual fund management, investment fund management, foreign capital fund management, financial advisory, securitization and factoring activities. Subject to specific limitations and the prior approval of the Superintendency of Banks and the Central Bank, Chilean banks may own majority or non-controlling interests in foreign banks.

In March 2002, the Central Bank authorized banks to pay interest on current accounts and the Superintendency of Banks published guidelines permitting banks to offer and charge fees for the use of a current account product that pays interest. Under these guidelines, these accounts may be subject to a minimum balance and different interest rates depending on average balances held in the account. The Central Bank has imposed additional caps on the interest rate that can be charged by banks with a solvency score of less than A.

In June 2007, the Chilean Government passed Law No. 20,190, which amended various aspects of Chile’s capital markets regulatory framework, such as the General Banking Law, Securities, Insurance, Venture Capital and Tax law. Law No. 20,190 is aimed at improving the access to financing for start-up companies and small businesses in order to strengthen confidence in the stock market and to stimulate the development of the financial market in general. The General Banking Law was amended to achieve these goals by, among other things, revising regulations concerning demand deposits, increasing certain credit limits, and redefining the calculations to determine the proper amount for a bank’s reserves. In addition, the General Banking Law was amended to allow local banks to engage in derivatives such as options, swaps and forwards, thereby eliminating prior existing legal impediments to those practices.

As a consequence of Chile’s accession to the Organization for Economic Co-operation and Development, Congress introduced new corporate governance regulations in 2009. The Chilean Corporations Law and the Chilean Securities Markets Law were amended such that public companies with capital above 1,500,000 UF and that have at least 12.5% of their voting shares owned by shareholders representing less than 10% of the voting shares are required to have at least one independent director in their board of directors. In order to assure the independence of this director, certain requirements were set to protect minority shareholders’ decisions. In addition, regulation was passed to expand the disclosure requirements of publicly-held companies and to hold members of boards of directors liable for not complying with such disclosure obligations.

Deposit Insurance

According to the General Banking Law, local or foreign currency denominated deposits at banks or financial companies are insured as described below.

The Chilean Government guarantees up to 100% of the principal amount of the following deposits held by individuals:

•	deposits in current accounts;

•	deposits in savings accounts;

•	other demand deposits; and

•	deposits in savings accounts with unlimited withdrawals.

In addition, the Chilean Government guarantees up to 90.0% of the principal amount of time deposits held by individuals in the Chilean banking system. This guarantee covers obligations with a maximum value of UF 108 per person (Ch$2,317,199 or U.S.$4,947 as of December 31, 2010).

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

Chilean regulations also require that (i) gaps between assets and liabilities maturing within less than 30 days do not exceed a bank’s Basic Capital and (ii) gaps between assets and liabilities maturing within less than 90 days do not exceed twice a bank’s Basic Capital. Behavioral assumptions of assets and liabilities maturities are accepted but under previous Superintendency of Banks approval.

Minimum Capital

Under the General Banking Law, a bank must have a minimum paid-in capital and reserves of UF 800,000 (Ch$17,164 million or U.S.$36.6 million as of December 31, 2010). However, a bank may begin its operations with 50.0% of such amount, provided that it has a Regulatory Capital ratio (defined as Regulatory Capital as a percentage of risk-weighted assets) of not less than 12.0%. When such a bank’s paid-in capital reaches UF 600,000 (Ch$12,873 million or U.S.$27.5 million as of December 31, 2010), the Regulatory Capital ratio requirement is reduced to 10.0%.

Capital Adequacy Requirements

According to the General Banking Law, each bank should have Regulatory Capital of at least 8.0% of its risk-weighted assets, net of required allowances. This percentage may be increased by the regulators according to what has been stated above.

Banks should also have a Basic Capital of at least 3.0% of their total assets, net of required allowances.

The terms Regulatory Capital and Basic Capital are defined under “Presentation of Financial Information” at the beginning of this annual report.

Market Risk Regulations

In September 2005, the Superintendency of Banks introduced new regulations for measuring market risks (e.g., price and liquidity risks). This entity introduced standardized methodologies based on Basel Market Risk Measurement models for measuring and reporting price risks. These methodologies allow local banks to determine interest rate, foreign exchange (“FX”) and options risks (for FX and interest rate transactions) taken in both their trading and accrual books. Additionally, the regulators provided funding liquidity risk measurements standards which included the alternative to model the maturity tenor of some balance sheet items following behavioral assumptions.

The trading book is composed of portfolios of debt and equity instruments that have a liquid secondary market and therefore their valuation at market prices and the corresponding profit and losses impact is representative of market conditions. In addition, all derivative transactions and the FX mismatches are also part of the trading book. The accrual book comprises all of the asset and liability balance sheet items that are not part of the trading book.

The regulation provides that the price risk of the trading book plus 8% of the risk-weighted assets (in light of our merger with Citibank Chile, the Superintendency of Banks has raised the applicable percentage to us from 8% to 10%) may not be greater than Regulatory Capital. As of December 31, 2010, the price risk of our trading book totaled Ch$36,809 million.

The following table shows our regulatory risk availability, computed as the difference between the total risk (10% of the risk-weighted assets plus the trading book risk) and our Regulatory Capital, as of December 31, 2010:

As of December 31, 2010
(in millions of Ch$, except percentage)
(a) 10% risk-weighted assets	1,644,570
(b) Trading price risk	36,809
(c = a + b) Total risk	1,681,379
(d) Regulatory Capital	2,201,324
(e = d - c) Risk Availability	519,945
(f = c/d) Risk used as a Percentage of Regulatory Capital	76.4%

Interest rate risk generated by the accrual book is measured against a self-imposed limit equal to the lesser of 12-month rolling net revenues and our Basic Capital.

The guidelines for measuring liquidity risk are mainly focused on constructing an expected cash flow analysis for the following 30 and 90 days, broken down by currency. Net outflows may not exceed the amount of the Basic Capital for the following 30 days or two times that amount for the following 90 days. Subject to the Superintendency of Banks’ approval, the cash flow analysis may include behavioral run-off assumptions for some specific liability balance sheets items (demand deposits, time deposits, etc.) and behavioral roll-over assumptions for some asset items of the consolidated statement of financial position data (loans, etc.).

In June 2006, the Superintendency of Banks introduced new regulations relating to (i) the valuation process of debt instruments and (ii) the measurement and reporting of credit risk generated by derivative transactions.

Prior to June 2006, the Superintendency of Banks allowed banks to classify debt instruments for accounting and business purposes as either “Trading” or “Held-to-Maturity” only. Starting in June 2006, a new alternative classification was added (“Available-for-Sale”). With these three classifications now in place, the Chilean classification framework is in line with current international standards prevalent in all major financial centers. No changes to the classification system have occurred since June 2006.

Credit risk for derivative transactions, for regulatory purposes, must be measured and reported as:

Derivatives Credit risk = Current Mark-to-Market (if positive) + Credit Risk Factor (%) * Notional Amount

The Current Mark-to-Market (“CMTM”) of the transaction, if positive, reflects the amount of money owed by the customer today, e.g. corresponding to the amount the customer would pay us if the transaction were unwound today. As we are interested in measuring the maximum amount of money that the customer would owe us within the life of the transaction, the maximum potential future value of the transaction is added to the CMTM. This potential value is measured as the Credit Risk Factor multiplied by the Notional Amount. Hence, the Credit Risk Factor reflects the potential value that the transaction may take in favor of the bank (under some confidence level) within its remaining tenor The regulator determines the Credit Risk Factor by considering market factors (three categories: interest rates, FX rates or equity prices) involved in the respective transactions and the remaining tenor. In addition, Banks usually develop their own Credit Risk Factors models in order so as to assess credit risk not only under regulatory guidelines. Netting and credit mitigants, such as recouponing, early termination, margins, etc. have been accepted by the regulators in order to optimize the credit risk utilization.

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

•

In the case of financing infrastructure projects built through the concession mechanism, the 10.0% ceiling for unsecured credits is raised to 15.0% if secured by a pledge over the concession, or if granted by two or more banks or financial companies which have executed a credit agreement with the builder or holder of the concession.

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

In addition, the General Banking Law limits the aggregate amount of loans that a bank may grant to its employees to 1.5% of its Regulatory Capital and provides that no individual employee may receive loans in excess of 10.0% of this 1.5% limit. Notwithstanding these limitations, a bank may grant to each of its employees a single residential mortgage loan for personal use during such employee’s term of employment.

Classification of Banks

The Superintendency of Banks regularly examines and evaluates each bank’s solvency and credit management process, including its compliance with loan classification guidelines. On the basis of this evaluation, it classifies banks into various categories.

Solvency and Management

In accordance with amended regulations of the Superintendency of Banks effective as of January 1, 2004, banks are classified into categories “I” through “V” based upon their solvency and management ratings. This classification is confidential.

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

Obligations Denominated in Foreign Currencies

Foreign currency-denominated obligations of Chilean banks are subject to two requirements:

•	a reserve requirement of 9.0% for demand deposits and 3.6% for time deposits. See “—Reserve Requirements”; and

•	net foreign currency outflows may not exceed the amount of the Basic Capital for the following 30 days or two times that amount for the following 90 days.

Capital Markets

Under the General Banking Law, banks in Chile may purchase, sell, place, underwrite and act as paying agents with respect to certain debt securities. Likewise, banks in Chile may place and underwrite certain equity securities. Bank subsidiaries may also engage in debt placement and dealing, equity issuance advice and securities brokerage, as well as mutual fund and investment fund administration, factoring, investment advisory services and merger and acquisition services. The Superintendency of Banks generally regulates these subsidiaries. However, the Chilean Superintendency of Securities and Insurance regulates some of these subsidiaries. The Chilean Superintendency of Securities and Insurance is the regulator of the Chilean securities market and publicly-held corporations.

Legal Provisions Regarding Banking Institutions with Economic Difficulties

The General Banking Law provides that if specified adverse circumstances exist at any bank, its board of directors must correct the situation within 30 days from the date of receipt of the relevant financial statements. If the board of directors is unable to do so, it must call an extraordinary shareholders’ meeting to increase the capital of the bank by the amount necessary to return the bank to financial stability. If the shareholders reject the capital increase, or if it is not effected within the 30-day period and in the manner agreed to at the meeting, or if the Superintendency of Banks does not approve the board of directors’ proposal, the bank will be barred from increasing its loan portfolio beyond that stated in the financial statements presented to the board of directors and from making any further investments in any instrument other than instruments issued by the Central Bank. In such a case, or in the event that a bank is unable to make timely payment in respect of its obligations, or if a bank is under provisional administration of the Superintendency of Banks, the General Banking Law provides that the bank may receive a two-year term loan from another bank. The terms and conditions of such a loan must be approved by the board of directors of both banks, as well as by the Superintendency of Banks, but need not be submitted to the borrowing bank’s shareholders for their approval. A creditor bank may not grant such interbank loans to an insolvent bank in an amount exceeding 25.0% of the creditor bank’s Regulatory Capital. The board of directors of a bank that is unable to make timely payment of its obligations must present a reorganization plan to its creditors in order to capitalize the credits, extend their respective terms, forgive debts or take other measures for the payment of the debts. If the board of directors of a bank submits a reorganization plan to its creditors and such arrangement is approved, all subordinated debt issued by the bank, whether or not matured, will be converted by operation of law into common stock in the amount required for the ratio of Regulatory Capital to risk-weighted assets to be no lower than 12.0%. If a bank fails to pay an obligation, it must notify the Superintendency of Banks, which shall determine if the bank is solvent.

Dissolution and Liquidation of Banks

The Superintendency of Banks may establish that a bank should be liquidated for the benefit of its depositors or other creditors when the bank does not have the necessary solvency to continue its operations. In such case, the Superintendency of Banks must revoke the bank’s authorization to exist and order its mandatory liquidation, subject to agreement by the Central Bank. The Superintendency of Banks must also revoke the bank’s authorization if the reorganization plan of the bank has been rejected twice. The resolution by the Superintendency of Banks must state the reason for ordering the liquidation and must name a liquidator, unless the Superintendency of Banks assumes this responsibility. When a liquidation is declared, all current accounts, other demand deposits received in the ordinary course of business, other deposits unconditionally payable immediately or that have a maturity of no more than 30 days, and any other deposits and receipts payable within 10 days of its maturity date, are required to be paid by using the bank’s existing funds, its deposits with the Central Bank, or its investments in instruments that represent its reserves. If these funds are insufficient to pay these obligations, the liquidator may seize the bank’s remaining assets, as needed. If necessary, and in specified circumstances, the Central Bank will lend the bank the funds necessary to pay these obligations. Any such loans are preferential to any claims of other creditors of the liquidated bank.

Investments in Foreign Securities

Under current Chilean banking regulations, banks in Chile may grant loans to foreign individuals and entities and invest in certain foreign currency securities. Chilean banks may only invest in equity securities of foreign banks and certain other foreign companies which may be affiliates of the bank or which would support the bank’s business if such companies were incorporated in Chile. Banks in Chile may also invest in debt securities traded in formal secondary markets. Such debt securities shall qualify as (i) securities issued or guaranteed by foreign sovereign states or their central banks or other foreign or international financial entities, and (ii) bonds issued by foreign companies. Such foreign currency securities must have a minimum rating as indicated in the table below:

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

Subject to specific conditions, a bank may grant loans in U.S. dollars to subsidiaries or branches of Chilean companies located abroad, to companies listed on foreign stock exchanges located in countries with an international risk rating not less than BB- or its equivalent and, in general, to individuals and entities residing or domiciled abroad.

In the event that the sum of the investments of a bank in foreign currency and the commercial and foreign trade loans granted to foreign individuals and entities exceeds 70.0% of the Regulatory Capital of such bank, the excess is subject to a mandatory reserve of 100.0%.

Procedures for the Management of Information of Interest to the Market

In order to ensure compliance with the provisions of the Chilean Securities Market Law and regulations, issued by the Chilean Superintendency of Securities and Insurance and the Superintendency of Banks, our board of directors approved, on October 24, 2008, the Manual for the Management of Information of Interest to the Market (the “Manual”).

The Manual’s main objective is to provide timely disclosure of our policies and internal regulations in connection with the disclosure of information to the public and the systems that have been implemented by us.

In addition, these policies and internal regulations establish codes of conduct that our employees and other persons with access to certain information must comply with in order to protect information related to us.

The Manual is available to the general public on our web page at www.bancochile.cl.

Prevention of Money Laundering and the Financing of Terrorism

On March 6, 2006, the Superintendency of Banks issued regulations governing the requirements applicable to banks with respect to prevention of money laundering and terrorism financing. The regulations are aimed at incorporating international anti-money laundering (“AML”) and terrorism financing laws to the Chilean banking industry. Pursuant to these regulations, the Superintendency of Banks requires that banks implement an Anti-Money Laundering and Terrorism Financing system based mainly on the “know your customer” concept. Moreover, these policies and procedures must be approved by the board of directors of each bank and must take into account the volume and complexity of its operations and other related parties.

Based on these requirements, a Customer Identification Program (as part of the Anti-Money Laundering and Terrorism Financing system) is needed to enable a bank to reestablish the reasonable belief that it knows the true identity of its customers. In general, the program includes:

•	properly identifying customers, including their background, source and amount of funds, country of origin and other risk factors;

•	identifying what the Superintendency of Banks has defined as “persons politically exposed at the international level” (“PEPs”) both within Chile and abroad;

•	establishing procedures to open accounts and products, with different documentation requirements needed for different types of accounts and products.

The Anti-Money Laundering and Terrorism Financing system required by local regulations must also include the following components:

•	AML policies and procedures aimed at preventing a bank from being used as an intermediary to carry out money laundering operations;

•	Appointment of a compliance officer on a senior management level who is responsible for coordinating and monitoring day-to-day AML compliance;

•	Establishment of an AML Committee for the purposes of planning and coordinating compliance with AML policies and procedures;

•	Use of software tools to detect, monitor and report unusual operations related to transactions made by customers on different products;

•	Implementation of personnel selection policies and a training program, in order to prevent money laundering;

•	Establishment of a Code of Conduct in order to, among other things, guide employee behavior and prevent possible conflicts of interest; and

•	Independent testing by the compliance department, which must be conducted by a bank’s internal audit department.

New Guidelines for Credit Classification and Provisions Procedures for Loans

On August 12, 2010, the Superintendency of Banks issued Circular No. 3,503 establishing new guidelines for credit classification and provisions procedures applicable for loans, which became effective on January 1, 2011, except for the rules related to additional provisions described below which became effective immediately upon publication.

The new guidelines introduced the following loan classification categories:

•	“Normal Loans:” corresponds to borrowers who are up to date on their payment obligations and show no sign of deterioration in their credit quality;

•

“Substandard Loans:” includes all borrowers with insufficient payment capacity or significant deterioration of payment capacity that may be reasonably expected not to comply with all principal and interest payments obligations set forth in the credit agreement. This category also includes all loans that have been non-performing for more than 30 days; and

•	“Non-complying Loans:” corresponds to borrowers and its credits whose payment capacity is seriously at risk and who have a high likelihood of filing for bankruptcy or are renegotiating credit terms to avoid bankruptcy. This category comprises all loans and contingent loans outstanding from debtors that have at least one installment payment of interest or principal overdue for 90 days or more.

In terms of provisions, these new guidelines include:

•

Permitting Chilean banks to establish additional allowances with the aim of offsetting macroeconomic fluctuation risks. These allowances are expected to anticipate and prevent expansive economic cycles which may in the future result in the deterioration of economic conditions, and as a mechanism to accumulate additional provisions during cycles of favorable economic conditions that may be used as a cushion if and when economic conditions deteriorate; and

•	The definition of a minimum allowance equivalent to 0.5% of the “Normal Loans” category individually evaluated.

We expect that these new guidelines will not negatively impact our business or financial position. These guidelines are only applicable under Chilean GAAP.

New Consumer-Oriented Regulation

On September 22, 2010, the Superintendency of Banks issued Circular No. 3,505 and Circular No. 3,506 with the purpose of promoting good practices and more transparency in the terms and conditions of financial services rendered by Chilean banks and financial institutions. On November 15, 2010, the Superintendency of Banks amended Circular No. 3,505 and Circular No. 3,506 by issuing Circular No. 3,513 and Circular No. 3,514. The most significant changes enacted by Circular No. 3,505 and Circular No. 3,506, as amended, are:

•

any interest rate modification in credit lines offered in connection with a current account may only follow a variable rate and be based on a rate published by the Central Bank or any other entity or publisher of financial information widely recognized, previously agreed upon with the customer;

•

any change to fees agreed with a customer may only be modified with the expressed or implied consent of such customer, thereby altering previous regulations regarding current accounts and credit cards;

•	no interest rate or fee may be conditioned on customers obtaining or maintaining other hired services or products;

•	no mortgage loan may be conditioned on the grant by the customer of a general security interest securing other financial services that the customer may have;

•	mortgage loans may not have as security a mortgage on property other than the property being financed by the mortgage loan;

•	no bank may claim an exemption from liability resulting from errors or flaws in the bank’s processes and systems or defaults under insurance agreements; and

•	any contractual provision that conflicts with Circular No. 3,505 and Circular No. 3,506 is unenforceable by a bank against its counterparty, even if it predates these regulations.

We expect that these new guidelines will not have an adverse effect on our business, financial condition and results of operations.

ORGANIZATIONAL STRUCTURE

The following diagram presents our current corporate structure, including our subsidiaries and their respective direct ownership interests, as of December 31, 2010:

With the exception of Banchile Trade Services Limited, which was incorporated in Hong Kong, all of the subsidiaries presented above have their jurisdiction of incorporation in the Republic of Chile. See “—Business Overview—Principal Business Activities—Operations through Subsidiaries” for more information on our subsidiaries.

PROPERTY, PLANTS AND EQUIPMENT

We are domiciled in Chile and own the building located at Paseo Ahumada 251, Santiago, Chile, that is approximately 77,500 square meters and serves as the headquarters for the Bank and its subsidiaries. In addition, we own an approximately 15,600 square meter building located at Huerfanos 740, Santiago, Chile where the remainder of our executive offices are located. As of December 31, 2010, we owned the properties on which 167 of our full-service branches and other points of sale are located (approximately 110,000 square meters of office space). As of December 31, 2010, we had leased office space for our remaining 255 full-service branches and other points of sale, as well as for our representative offices. We also own properties throughout Chile for back office and administrative operations, as well as for storage of documents and other purposes. We believe that our facilities are adequate for our present needs and suitable for their intended purposes.

As of December 31, 2010, we also owned approximately 133,500 square meters in mainly recreational physical facilities in Chile, which we use to assist our employees in maintaining a healthy work and life balance and which we use for incentive and integration activities.

For a description of the effects of the massive earthquake on our assets, see “––Principal Business Activities––Distribution Channels and Electronic Banking––Effects of Massive Earthquake on our Assets.”

SELECTED STATISTICAL INFORMATION

The following information is included for analytical purposes and should be read in conjunction with our audited consolidated financial statements as of and for the year ended December 31, 2010 appearing elsewhere in this annual report and “Item 5. Operating and Financial Review and Prospects.”

Average Balance Sheets, Interest Earned on Interest Earning Assets and Interest Paid on Interest Bearing Liabilities

The average balances for interest-earning assets and interest-bearing liabilities, including interest and readjustments received and paid, have been calculated on the basis of our daily balances and on the basis of monthly balances for our subsidiaries. These average balances are presented in Chilean pesos (Ch$), in UF and in foreign currencies (principally the U.S. dollar). The UF is an inflation-indexed Chilean monetary unit of account with a value in Chilean pesos which is linked to, and which is adjusted daily to reflect changes in, the consumer price index of the Chilean National Institute of Statistics.

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

In the example, since the inflation rate was higher than the devaluation rate, the real rate is lower than the nominal rate in U.S. dollars. If, for example, the annual devaluation rate were 15%, using the same numbers, the real rate in Chilean pesos would be 12.9%, which is higher than the nominal rate in U.S. dollars. Using the same numbers, if the annual inflation rate were greater than 15.5%, the real rate would be negative.

The foreign exchange gains or losses on foreign currency-denominated assets and liabilities have not been included in interest revenue or expense. Similarly, interest accrued on the trading portfolio are not included in interest revenues. Interest is not recognized during periods in which loans are past due except for certain loans where 80% or more of our exposure under the loan is secured. However, interest received on past due loans includes interest on such loans from the original maturity date. For our impaired portfolio and high risk loans, we apply a conservative approach of discontinuing accrual-basis recognition of interest revenue in the income statement and they are only recorded once received.

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

The following tables set forth, by currency of denomination, average balances and, where applicable, interest amounts and nominal and real rates for our assets and liabilities under IFRS for the years ended December 31, 2008, 2009 and 2010:

	For the Year Ended December 31,
	2008						2009						2010
	Average balance		Interest earned(1)		Average nominal rate	Average real rate	Average balance		Interest earned(1)		Average nominal rate	Average real rate	Average balance		Interest earned(1)		Average nominal rate	Average real rate
	(in millions of Ch$, except percentages)
IFRS:
Assets
Interest earning assets

Cash and due from banks
Ch$	Ch$	411,600	Ch$	391	0.09%	(6.91)%	Ch$	462,300	Ch$	17	—	1.40%	Ch$	559,039	Ch$	274	0.05%	(3.71)%
UF		—		—	—	—		—		—	—	—		—		—	—	—
Foreign currency		380,921		2,997	0.79	18.92		352,163		173	0.05	(18.33)		289,374		93	0.03	(10.96)

Total		792,521		3,388	0.43	5.50		814,463		190	0.02	(7.13)		848,413		367	0.04	(6.18)

Financial investments
Ch$		853,423		62,619	7.34	(0.18)		816,111		28,762	3.52	4.97		608,266		19,777	3.25	(0.62)
UF		322,485		36,753	11.40	3.60		619,451		6,086	0.98	2.40		725,734		32,351	4.46	0.54
Foreign currency		203,955		5,053	2.48	20.92		192,708		7,408	3.84	(15.24)		185,808		2,609	1.40	(9.74)

Total		1,379,863		104,425	7.57	3.82		1,628,270		42,256	2.60	1.60		1,519,808		54,737	3.60	(1.18)

Loans in advance to banks
Ch$		158,643		15,342	9.67	1.99		204,703		5,479	2.68	4.11		339,844		7,205	2.12	(1.71)
UF		—		—	—	—		—		—	—	—		—		—	—	—
Foreign currency		—		—	—	—		—		—	—	—		—		—	—	—

Total		158,643		15,342	9.67	1.99		204,703		5,479	2.68	4.11		339,844		7,205	2.12	(1.71)

Commercial loans
Ch$		3,399,586		321,859	9.47	1.80		3,758,821		275,631	7.33	8.83		4,076,224		226,117	5.55	1.59
UF		3,544,228		481,192	13.58	5.62		3,239,648		76,109	2.35	3.78		3,231,121		218,776	6.77	2.76
Foreign currency		1,662,610		92,525	5.57	24.56		1,540,276		64,139	4.16	(14.97)		1,555,737		41,379	2.66	(8.62)

Total		8,606,424		895,576	10.41	7.77		8,538,745		415,879	4.87	2.62		8,863,082		486,272	5.49	0.22

Consumer loans
Ch$		1,814,183		372,977	20.56	12.12		1,831,744		378,004	20.64	22.32		1,950,497		373,264	19.14	14.66
UF		34,337		5,573	16.23	8.09		40,354		1,627	4.03	5.49		46,903		3,685	7.86	3.81
Foreign currency		—		—	—	—		—		—	—	—		—		—	—	—

Total		1,848,520		378,550	20.48	12.04		1,872,098		379,631	20.28	21.96		1,997,400		376,949	18.87	14.41

	For the Year Ended December 31,
	2008						2009						2010
	Average balance		Interest earned(1)		Average nominal rate	Average real rate	Average balance		Interest earned(1)		Average nominal rate	Average real rate	Average balance		Interest earned(1)		Average nominal rate	Average real rate
	(in millions of Ch$, except percentages)
IFRS:
Residential mortgage loans
Ch$		—		—	—	—		—		—	—	—		—		—	—	—
UF		2,167,810		301,013	13.89	5.91		2,359,746		57,351	2.43	3.86		2,698,384		187,363	6.94	2.93
Foreign currency		—		—	—	—		—		—	—	—		—		—	—	—

Total		2,167,810		301,013	13.89	5.91		2,359,746		57,351	2.43	3.86		2,698,384		187,363	6.94	2.93

Repurchase agreement
Ch$		49,418		4,639	9.39	1.73		13,799		1,193	8.65	10.17		74,471		5,387	7.23	3.21
UF		—		—	—	—		28,331		—	—	—		—		—	—	—
Foreign currency		2,668		27	1.01	19.19		625		—	—	—		—		—	—	—

Total		52,086		4,666	8.96	2.62		42,755		1,193	2.79	3.28		74,471		5,387	7.23	3.21

Total interest earnings assets
Ch$		6,686,853		777,827	11.63	3.81		7,087,478		689,086	9.72	11.26		7,608,341		632,024	8.31	4.24
UF		6,068,860		824,531	13.59	5.63		6,287,530		141,173	2.25	3.68		6,702,142		442,175	6.60	2.60
Foreign currency		2,250,154		100,602	4.47	23.27		2,085,772		71,720	3.44	(15.57)		2,030,919		44,081	2.17	(9.06)

Total	Ch$	15,005,867	Ch$	1,702,960	11.35%	7.47%	Ch$	15,460,780	Ch$	901,979	5.83%	4.56%	Ch$	16,341,402	Ch$	1,118,280	6.84%	1.91%

(1) Interest earned includes interest accrued on trading securities.

	For the Year Ended December 31,
	2008						2009						2010
	Average balance		Interest earned(1)		Average nominal rate	Average real rate	Average balance		Interest earned(1)		Average nominal rate	Average real rate	Average balance		Interest earned(1)		Average nominal rate	Average real rate
	(in millions of Ch$, except percentages)
IFRS:
Assets
Non-interest earning assets
Transaction in the course of collection
Ch$	Ch$	287,211	Ch$	—	—	—	Ch$	234,486	Ch$	—	—	—	Ch$	263,263	Ch$	—	—	—
UF		—		—	—	—		9		—	—	—		—		—	—	—
Foreign currency		223,668		—	—	—		149,347		—	—	—		152,592		—	—	—

Total		510,879		—	—	—		383,842		—	—	—		415,855		—	—	—

Allowances for loan losses
Ch$		(168,266)		—	—	—		(260,879)		—	—	—		(341,313)		—	—	—
UF		—		—	—	—		—		—	—	—		—		—	—	—
Foreign currency		—		—	—	—		—		—	—	—		—		—	—	—

Total		(168,266)		—	—	—		(260,879)		—	—	—		(341,313)		—	—	—

Derivatives
Ch$		692,853		—	—	—		604,845		—	—	—		481,674		—	—	—
UF		4		—	—	—		—		—	—	—		—		—	—	—
Foreign currency		62,310		—	—	—		43,429		—	—	—		44,635		—	—	—

Total		755,167		—	—	—		648,274		—	—	—		526,309		—	—	—

Investment in other companies
Ch$		11,350		—	—	—		9,024		—	—	—		11,057		—	—	—
UF		—		—	—	—		—		—	—	—		—		—	—	—
Foreign currency		2		—	—	—		2		—	—	—		2		—	—	—

Total		11,352		—	—	—		9,026		—	—	—		11,059		—	—	—

Intangible assets
Ch$		92,474		—	—	—		89,144		—	—	—		82,151		—	—	—
UF		—		—	—	—		—		—	—	—		—		—	—	—
Foreign currency		—		—	—	—		—		—	—	—		—		—	—	—

Total		92,474		—	—	—		89,144		—	—	—		82,151		—	—	—

Fixed assets
Ch$		214,320		—	—	—		210,711		—	—	—		207,267		—	—	—
UF		—		—	—	—		—		—	—	—		—		—	—	—
Foreign currency		—		—	—	—		—		—	—	—		—		—	—	—

Total		214,320		—	—	—		210,711		—	—	—		207,267		—	—	—

Current tax assets
Ch$		4,426		—	—	—		1,185		—	—	—		2,520		—	—	—
UF		—		—	—	—		—		—	—	—		—		—	—	—
Foreign currency		—		—	—	—		—		—	—	—		—		—	—	—

Total		4,426		—	—	—		1,185		—	—	—		2,520		—	—	—

Deferred tax assets
Ch$		54,299		—	—	—		62,627		—	—	—		63,935		—	—	—
UF		—		—	—	—		—		—	—	—		—		—	—	—
Foreign currency		—		—	—	—		—		—	—	—		—		—	—	—

Total		54,299		—	—	—		62,627		—	—	—		63,935		—	—	—

Other assets
Ch$		154,356		—	—	—		84,941		—	—	—		216,432		—	—	—
UF		38,847		—	—	—		579,991		—	—	—		40,135		—	—	—
Foreign currency		39,908		—	—	—		12,650		—	—	—		12,502		—	—	—

Total		233,111		—	—	—		677,582		—	—	—		269,069		—	—	—

	For the Year Ended December 31,
	2008						2009						2010
	Average balance		Interest earned(1)		Average nominal rate	Average real rate	Average balance		Interest earned(1)		Average nominal rate	Average real rate	Average balance		Interest earned(1)		Average nominal rate	Average real rate
	(in millions of Ch$, except percentages)
IFRS:
Total non-interest earning assets
Ch$		1,343,023		—	—	—		1,036,084		—	—	—		986,986		—	—	—
UF		38,851		—	—	—		580,000		—	—	—		40,135		—	—	—
Foreign currency		325,888		—	—	—		205,428		—	—	—		209,731		—	—	—

Total	Ch$	1,707,762		—	—	—		1,821,512		—	—	—		1,236,852		—	—	—

Total assets
Ch$		8,029,876		777,827	—	—		8,123,562		689,086	—	—		8,595,327		632,024	—	—
UF		6,107,711		824,531	—	—		6,867,530		141,173	—	—		6,742,277		442,175	—	—
Foreign currency		2,576,042		100,602	—	—		2,291,200		71,720	—	—		2,240,650		44,081	—	—

Total	Ch$	16,713,629	Ch$	1,702,960	—	—	Ch$	17,282,292	Ch$	901,979	—	—	Ch$	17,578,254	Ch$	1,118,280	—	—

(1) Interest earned includes interest accrued on trading securities.

	For the Year Ended December 31,
	2008						2009						2010
	Average balance		Interest paid		Average nominal rate	Average real rate	Average balance		Interest paid		Average nominalrate	Average real rate	Average balance		Interest paid		Average nominal rate	Average real rate
	(in millions of Ch$, except percentages)
IFRS:
Liabilities
Interest bearing liabilities

Savings accounts
Ch$	Ch$	4,088,010	Ch$	300,813	7.36%	(0.16)%	Ch$	3,919,286	Ch$	131,470	3.35%	4.80%	Ch$	4,172,738	Ch$	86,691	2.08%	(1.75)%
UF		2,316,179		256,992	11.10	3.32		2,434,064		7,475	0.31	1.71		2,087,299		89,517	4.29	0.37
Foreign currency		1,190,174		44,533	3.74	22.41		1,214,967		20,711	1.70	(16.98)		1,122,089		14,441	1.29	(9.85)

Total		7,594,363		602,338	7.93	4.44		7,568,317		159,656	2.11	0.31		7,382,126		190,649	2.58	(2.38)

Repurchase agreements
Ch$		399,459		26,013	6.51	(0.95)		239,295		5,535	2.31	3.74		167,032		1,640	0.98	(2.81)
UF		2,914		56	1.92	(5.22)		31,354		725	2.31	3.74		14,665		367	2.50	(1.34)
Foreign currency		36,972		2,404	6.50	25.67		4,409		99	2.25	(16.54)		1,259		1	0.08	(10.92)

Total		439,345		28,473	6.48	1.26		275,058		6,359	2.31	3.42		182,956		2,008	1.10	(2.75)

Borrowings from financial institutions
Ch$		53,180		4,035	7.59	0.05		67,314		2,479	3.68	5.13		82,313		2,138	2.60	(1.25)
UF		11,672		43	0.37	(6.66)		2,972		1	0.03	1.43		8,255		21	0.25	(3.51)
Foreign currency		1,158,841		240	0.02	18.02		1,126,865		23	—	(18.37)		1,275,267		16,663	1.31	(9.83)

Total		1,223,693		4,318	0.35	17.00		1,197,151		2,503	0.21	(17.00)		1,365,835		18,822	1.38	(9.27)

Debt issued
Ch$		35,901		3,204	8.92	1.30		17,885		1,264	7.07	8.57		78,957		805	1.02	(2.77)
UF		1,578,506		216,361	13.71	5.74		1,565,522		26,032	1.66	3.09		1,463,769		104,641	7.15	3.13
Foreign currency		116,589		6,617	5.68	24.69		130,222		4,942	3.80	(15.28)		117,714		4,306	3.66	(7.74)

Total		1,730,996		226,182	13.07	6.93		1,713,629		32,238	1.88	1.75		1,660,440		109,752	6.61	2.08

Other financial obligations
Ch$		29,578		400	1.35	(5.75)		41,019		848	2.07	3.50		60,144		1,146	1.91	(1.92)
UF		5,477		1,239	22.62	14.04		12,242		—	—	—		29,200		1,767	6.05	2.07
Foreign currency		60,147		22,313	37.10	61.77		48,738		21,279	43.66	17.26		42,856		362	0.84	(10.24)

Total		95,202		23,952	25.16	38.05		101,999		22,127	21.69	9.66		132,200		3,275	2.48	(3.74)

Total interest bearing liabilities
Ch$		4,606,128		334,465	7.26	(0.25)		4,284,799		141,596	3.30	4.75		4,561,184		92,420	2.03	(1.80)
UF		3,914,748		474,691	12.13	4.27		4,046,154		34,233	0.85	2.26		3,603,188		196,313	5.45	1.49
Foreign currency		2,562,723		76,107	2.97	21.50		2,525,201		47,054	1.86	(16.85)		2,559,185		35,773	1.40	(9.75)

Total	Ch$	11,083,599	Ch$	885,263	7.99%	6.38%	Ch$	10,856,154	Ch$	222,883	2.05%	(1.20)%	Ch$	10,723,557	Ch$	324,506	3.03%	(2.59)%

	Year Ended December 31,
	2008						2009						2010
	Average balance		Interest paid		Average nominal rate	Average real rate	Average balance		Interest paid		Average nominal rate	Average real rate	Average balance		Interest paid		Average nominal rate	Average real rate
	(in millions of Ch$, except percentages)
IFRS:
Liabilities
Non–interest bearing liabilities
Current account and demand deposit
Ch$	Ch $	2,348,316	Ch$	—	—	—	Ch$	2,665,304	Ch$	—	—	—	Ch$	3,452,445	Ch$	—	—	—
UF		11,416		—	—	—		13,117		—	—	—		107,937		—	—	—
Foreign currency		343,295		—	—	—		454,883		—	—	—		525,418		—	—	—

Total		2,703,027		—	—	—		3,133,304		—	—	—		4,085,800		—	—	—

Transaction in the course of payment
Ch$		166,951		—	—	—		132,821		—	—	—		139,131		—	—	—
UF		—		—	—	—		—		—	—	—		—		—	—	—
Foreign currency		178,560		—	—	—		133,966		—	—	—		142,429		—	—	—

Total		345,511		—	—	—		266,787		—	—	—		281,560		—	—	—

Derivatives
Ch$		695,031		—	—	—		610,155		—	—	—		434,521		—	—	—
UF		2,903		—	—	—		—		—	—	—		—		—	—	—
Foreign currency		51,962		—	—	—		61,940		—	—	—		77,072		—	—	—

Total		749,896		—	—	—		672,095		—	—	—		511,593		—	—	—

	Year Ended December 31,
	2008						2009						2010
	Average balance		Interest paid		Average nominal rate	Average real rate	Average balance		Interest paid		Average nominal rate	Average real rate	Average balance		Interest paid		Average nominal rate	Average real rate
	(in millions of Ch$, except percentages)
IFRS:
Current liabilities
Ch$		11,624		—	—	—		15,401		—	—	—		14,143		—	—	—
UF		—		—	—	—		—		—	—	—		—		—	—	—
Foreign currency		—		—	—	—		—		—	—	—		—		—	—	—

Total		11,624		—	—	—		15,401		—	—	—		14,143		—	—	—

Deferred tax liabilities
Ch$		42,928		—	—	—		37,291		—	—	—		19,052		—	—	—
UF		—		—	—	—		—		—	—	—		—		—	—	—
Foreign currency		—		—	—	—		—		—	—	—		—		—	—	—

Total		42,928		—	—	—		37,291		—	—	—		19,052		—	—	—

Provisions
Ch$		68,674		—	—	—		64,697		—	—	—		49,109		—	—	—
UF		—		—	—	—		—		—	—	—		—		—	—	—
Foreign currency		1,498		—	—	—		—		—	—	—		—		—	—	—

Total		70,172		—	—	—		64,697		—	—	—		49,109		—	—	—

Other liabilities
Ch$		172,864		—	—	—		108,883		—	—	—		206,557		—	—	—
UF		16,192		—	—	—		568,572		—	—	—		10,247		—	—	—
Foreign currency		24,678		—	—	—		5,367		—	—	—		6,223		—	—	—

Total		213,734		—	—	—		682,822		—	—	—		223,027		—	—	—

Equity
Ch$		1,437,637		—	—	—		1,553,104		—	—	—		1,670,413		—	—	—
UF		—		—	—	—		—		—	—	—		—		—	—	—
Foreign currency		55,501		—	—	—		637		—	—	—		—		—	—	—

Total		1,493,138		—	—	—		1,553,741		—	—	—		1,670,413		—	—	—

Total non-interest bearing liabilities and equity
Ch$		4,944,025		—	—	—		5,187,656		—	—	—		5,985,371		—	—	—
UF		30,511		—	—	—		581,689		—	—	—		118,184		—	—	—
Foreign currency		655,494		—	—	—		656,793		—	—	—		751,142		—	—	—

Total	Ch$	5,630,030		—	—	—	Ch$	6,426,138		—	—	—		6,854,697		—	—	—

Total liabilities and equity
Ch$		9,550,153		334,465	—	—		9,472,455		141,596	—	—		10,546,555		92,420	—	—
UF		3,945,259		474,691	—	—		4,627,843		34,233	—	—		3,721,372		196,313	—	—
Foreign currency		3,218,217		76,107	—	—		3,181,994		47,054	—	—		3,310,327		35,773	—	—

Total	Ch$	16,713,629	Ch$	885,263	—	—	Ch$	17,282,292	Ch$	222,883	—	—	Ch$	17,578,254	Ch$	324,506	—	—

Interest Earning Assets and Net Interest Margin

The following table sets forth, by currency of denomination, the levels of our average interest earning assets and net interest, and illustrates the comparative margins obtained, for the years ended December 31, 2009 and 2010:

	For the Year Ended December 31,
	2008		2009		2010
	(in millions of Ch$, except percentages)

IFRS:
Total average interest earning assets
Ch$	Ch$	6,686,853	Ch$	7,087,478	Ch$	7,608,341
UF		6,068,860		6,287,530		6,702,142
Foreign currency		2,250,154		2,085,772		2,030,919

Total		15,005,867		15,460,780		16,341,402

Net interest earned(1)
Ch$		443,362		547,490		539,604
UF		349,840		106,940		245,862
Foreign currency		24,495		24,666		8,308

Total	Ch$	817,697	Ch$	679,096	Ch$	793,774

Net interest margin, nominal basis(2)
Ch$		6.63%		7.72%		7.09%
UF		5.76		1.70		3.67
Foreign currency		1.09		1.18		0.41

Total		5.45%		4.39%		4.86%

(1)	Net interest earned is defined as interest revenue earned less interest expense incurred.
(2)	Net interest margin, nominal basis is defined as net interest earned divided by average interest earning assets.

Changes in Net Interest Income—Volume and Rate Analysis

The following tables compare, by currency of denomination, changes in our net interest revenue between 2009 and 2010 caused by (i) changes in the average volume of interest earning assets and interest bearing liabilities and (ii) changes in their respective nominal interest rates. Volume and rate variances have been calculated based on movements in average balances over the period and changes in nominal interest rate, average interest earning assets and average interest bearing liabilities. The net change attributable to changes in both volume and rate has been allocated proportionately to the change in volume and the change in rate.

	Increase (Decrease) from 2008 to 2009 due to changes in				Net change from 2008 to 2009		Increase (Decrease) from 2009 to 2010 due to changes in				Net change from 2009 to 2010
	Volume		Rate				Volume		Rate
	(in millions of Ch$)
IFRS:
Assets
Interest earning assets

Cash and due from banks
Ch$	Ch$	43	Ch$	(417)	Ch$	(374)	Ch$	4	Ch$	253	Ch$	257
UF		—		—		—		—		—		—
Foreign currency		(210)		(2,614)		(2,824)		(27)		(53)		(80)

Total		(167)		(3,031)		(3,198)		(23)		200		177

Financial investments
Ch$		(2,627)		(31,230)		(33,857)		(6,890)		(2,095)		(8,985)
UF		18,322		(48,989)		(30,667)		1,215		25,050		26,265
Foreign currency		(293)		2,648		2,355		(256)		(4,543)		(4,799)

Total		15,402		(77,571)		(62,169)		(5,931)		18,412		12,481

Loans in advance to banks
Ch$		3,532		(13,395)		(9,863)		3,045		(1,319)		1,726
UF		—		—		—		—		—		—
Foreign currency		—		—		—		—		—		—

Total		3,532		(13,395)		(9,863)		3,045		(1,319)		1,726

Commercial loans
Ch$		31,564		(77,792)		(46,228)		21,816		(71,330)		(49,514)
UF		(38,133)		(366,950)		(405,083)		(201)		142,868		142,667
Foreign currency		(6,420)		(21,966)		(28,386)		638		(23,398)		(22,760)

Total		(12,989)		(466,708)		(479,697)		22,253		48,140		70,393

Consumer loans
Ch$		3,620		1,407		5,027		23,667		(28,407)		(4,740)
UF		838		(4,784)		(3,946)		301		1,757		2,058
Foreign currency		—		—		—		—		—		—

Total		4,458		(3,377)		1,081		23,968		(26,650)		(2,682)

Residential mortgage loans
Ch$		—		—		—		—		—		—
UF		24,520		(268,182)		(243,662)		9,327		120,685		130,012
Foreign currency		—		—		—		—		—		—

Total		24,520		(268,182)		(243,662)		9,327		120,685		130,012

Repurchase agreement
Ch$		(3,106)		(340)		(3,446)		4,419		(225)		4,194
UF		—		—		—		—		—		—
Foreign currency		(12)		(15)		(27)		—		—		—

Total		(3,118)		(355)		(3,473)		4,419		(225)		4,194

Total interest earning assets
Ch$		33,026		(121,767)		(88,741)		46,061		(103,123)		(57,062)
UF		5,547		(688,905)		(683,358)		10,642		290,360		301,002
Foreign currency		(6,935)		(21,947)		(28,882)		355		(27,994)		(27,639)

Total	Ch$	31,638	Ch$	(832,619)	Ch$	(800,981)	Ch$	57,058	Ch$	159,243	Ch$	216,301

Liabilities
Interest bearing liabilities

Savings accounts and time deposits
Ch$	Ch$	(11,939)	Ch$	(157,404)	Ch$	(169,343)	Ch$	8,032	Ch$	(52,811)	Ch$	(44,779)
UF		12,447		(261,964)		(249,517)		(1,215)		83,257		82,042
Foreign currency		909		(24,731)		(23,822)		(1,491)		(4,779)		(6,270)

Total		1,417		(444,099)		(442,682)		5,326		25,667		30,993

Repurchase agreements
Ch$		(7,851)		(12,627)		(20,478)		(1,340)		(2,555)		(3,895)
UF		655		14		669		(413)		55		(358)
Foreign currency		(1,322)		(983)		(2,305)		(42)		(56)		(98)

Total		(8,518)		(13,596)		(22,114)		(1,795)		(2,556)		(4,351)

IFRS:
Borrowing from financial institutions
Ch$		884		(2,440)		(1,556)		482		(823)		(341)
UF		(19)		(23)		(42)		4		16		20
Foreign currency		(6)		(211)		(217)		3		16,637		16,640

Total		859		(2,674)		(1,815)		489		15,830		16,319

Debt issued
Ch$		(1,371)		(569)		(1,940)		1,363		(1,822)		(459)
UF		(1,765)		(188,564)		(190,329)		(1,800)		80,409		78,609
Foreign currency		707		(2,382)		(1,675)		(462)		(174)		(636)

Total		(2,429)		(191,515)		(193,944)		(899)		78,413		77,514

Other financial obligation
Ch$		189		259		448		369		(71)		298
UF		685		(1,924)		(1,239)		—		1,767		1,767
Foreign currency		(4,620)		3,586		(1,034)		(2,292)		(18,625)		(20,917)

Total		(3,746)		1,921		(1,825)		(1,923)		(16,929)		(18,852)

Total interest bearing liabilities
Ch$		(20,088)		(172,781)		(192,869)		8,906		(58,082)		(49,176)
UF		12,003		(452,461)		(440,458)		(3,424)		165,504		162,080
Foreign currency		(4,332)		(24,721)		(29,053)		(4,284)		(6,997)		(11,281)

Total	Ch$	(12,417)	Ch$	(649,963)	Ch$	(662,380)	Ch$	1,198	Ch$	100,425	Ch$	101,623

Financial Investments

Financial assets held-for-trading:

The detail of instruments classified as financial assets held-for-trading is as follows:

	As of December 31,						Weighted Average Nominal Rate as of December 31,
	2008		2009		2010		2010
	(in millions of Ch$)%
IFRS:
Instruments issued by the Chilean Government and the Central Bank:
Central Bank bonds	Ch$	217,317	Ch$	62,477	Ch$	44,687	4.19%
Central Bank promissory notes		7,091		2,621		3,203	0.27
Other instruments issued by the Chilean Government and the Central Bank		80,085		96,996		109,302	3.20
Other instruments issued in Chile:
Mortgage bonds from domestic banks		4,527		2,556		71	5.61
Bonds from domestic banks		11,883		2,732		1,740	3.63
Deposits in domestic banks		259,562		182,995		119,127	1.01
Bonds from other Chilean companies		5,488		—		—	—
Other instruments issued in Chile		332		1,213		1,635	—
Instruments issued by foreign institutions:
Instruments from foreign governments or central banks		—		—		—	—
Other instruments issued abroad		40,579		—		—	—

Total	Ch$	626,864	Ch$	351,590	Ch$	279,765	2.39%

Instruments issued by the Chilean Government and the Central Bank include instruments sold under agreements to repurchase to customers and financial institutions, amounting to Ch$9,012 million as of December 31, 2008, Ch$15,260 million as of December 31, 2009 and Ch$3,049 million as of December 31, 2010. Under the categories “Other instruments issued in Chile” and “Instruments issued by foreign institutions” are instruments sold under agreements to repurchase to customers and financial instruments, amounting to Ch$243,592 million as of December 31, 2008, Ch$183,135 million as of December 31, 2009 and Ch$107,101 million as of December 31, 2010.

Investment Portfolio:

The detail of instruments classified as financial assets available-for-sale and as financial assets held-to-maturity is as follows:

Financial assets available-for-sale

	As of December 31,						Weighted average nominal rate as of December 31,
	2008		2009		2010		2010
	(in millions of Ch$)%
IFRS:
Instruments issued by the Chilean Government and the Central Bank:
Bonds issued by the Chilean Government and the Central Bank	Ch$	178,388	Ch$	25,880	Ch$	67,822	3.48%
Promissory notes issued by the Chilean Government and the Central Bank		203,577		285,486		212,816	0.27
Other instruments		41,716		136,923		90,849	5.56
Other instruments issued in Chile:
Equity instruments valued at cost		2,114		2,112		2,222	—
Mortgage bonds from domestic banks		63,696		79,220		70,055	4.38
Bonds from domestic banks		66,265		55,111		73,331	3.52
Deposits from domestic banks		368,341		407,432		398,789	1.48
Bonds from other Chilean companies		46,569		73,174		40,467	4.40
Instruments issued by Foreign Institutions:
Instruments from foreign governments or central banks		—		—		—	—
Other instruments issued abroad		102,886		202,436		200,754	5.96

Total	Ch$	1,073,552	Ch$	1,267,774	Ch$	1,157,105	2.88%

The portfolio of financial assets available for sale included a net unrealized loss of Ch$14,352 million as of December 31, 2008, a net unrealized gains of Ch$8,839 million and Ch$8,314 million as of December 31, 2009 and December 31, 2010, respectively, in each case recorded in other comprehensive income within equity.

Financial assets held-to-maturity

There are no securities reported under this category as of December 31, 2008, December 31, 2009 and December 31, 2010.

Maturity of Financial Investments:

The maturities of financial assets held-for-trading and financial assets available-for-sale, as of December 31, 2010 were as follows:

	As of December 31, 2010
	Due within 1 year		Due after 1 year but within 3 years		Due after 3 years but within 6 years		Due after 6 years		Total
	(in millions of Ch$)
IFRS:
Financial assets held-for-trading(1)	Ch$	279,765	Ch$	—	Ch$	—	Ch$	—	Ch$	279,765
Financial assets available-for-sale		636,238		138,628		142,849		239,389		1,157,105

Total	Ch$	916,003	Ch$	138,628	Ch$	142,849	Ch$	239,389	Ch$	1,436,870

(1)	Financial assets held-for-trading are classified as due in one year or less, because they are bought and held principally for the purpose of selling in the short term.

Loan Portfolio

The following table sets forth our loans by type of loan and risk classification. All loan amounts stated below are before deduction of allowances for loan losses.

	As of December 31,
	2008		2009		2010
	(in millions of Ch$)
IFRS:
Commercial loans:
Commercial loans	Ch$	6,495,383	Ch$	6,693,165	Ch$	6,962,214
Foreign trade loans		1,532,302		786,874		913,658
Current account debtors		193,031		135,402		121,507
Factoring transactions		484,189		343,057		477,132
Commercial lease transactions		723,857		696,040		777,294
Other loans and accounts receivable		30,451		66,638		39,177

Subtotal		9,459,213		8,721,176		9,290,982

Mortgage loans:
Mortgage bonds		263,876		208,971		165,631
Endorsable mortgage loans		230,003		238,875		205,260
Other residential real state mortgage loans		1,822,185		2,078,099		2,556,395
Residential lease transactions		—		—		—
Other loans and accounts receivable		1,012		1,061		492

Subtotal		2,317,076		2,527,006		2,927,778

Consumer loans:
Consumer loans in installments		1,345,985		1,346,188		1,488,283
Current account debtors		250,158		235,366		229,807
Credit card debtors		312,109		360,880		440,791
Consumer lease transactions		54		—		—
Other loans and accounts receivable		977		640		354

Subtotal		1,909,283		1,943,074		2,159,235

Total loans	Ch$	13,685,572	Ch$	13,191,256	Ch$	14,377,995

The loan categories are as follows:

•	“Commercial Loans” are loans and accounts receivable from clients not included within the mortgage or consumer loans categories.

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

Maturity and Interest Rate Sensitivity of Loans as of December 31, 2010

The following table sets forth an analysis by type and time remaining to maturity of our loans as of December 31, 2010:

	Balance as of December 30, 2010		Due within 1 month		Due after 1 month but within 6 months		Due after 6 months but within 12 months		Due after 1 year but within 3 years		Due after 3 years but within 5 years		Due after 5 years
	(in millions of Ch$)
IFRS:
Commercial loans:
Commercial loans	Ch$	6,962,214	Ch$	464,613	Ch$	1,513,090	Ch$	881,753	Ch$	1,655,654	Ch$	1,199,840	Ch$	1,247,264
Foreign trade loans		913,658		174,831		566,223		87,949		61,299		19,413		3,943
Current account debtors		121,507		121,507		—		—		—		—		—
Factoring loans		477,132		233,189		181,744		37,524		23,505		1,170		—
Leasing loans		777,294		23,940		101,266		107,227		276,075		124,772		144,014
Other loans		39,177		36,888		1,834		171		280		4		—

Subtotal		9,290,982		1,054,968		2,364,157		1,114,624		2,016,813		1,345,199		1,395,221

Mortgage Loans:
Mortgage bonds		165,631		4,560		8,557		10,510		40,015		35,555		66,434
Endorsable mortgage loans		205,260		3,203		9,044		9,941		37,508		35,299		110,265
Residential mortgage loans		2,556,395		21,295		54,777		66,909		276,647		288,423		1,848,344
Other loans		492		—		—		—		—		—		492

Subtotal		2,927,778		29,058		72,378		87,360		354,170		359,277		2,025,535

Consumer loans:
Consumer loans		1,488,283		86,910		275,833		271,546		678,626		164,961		10,407
Current account debtors		229,807		229,807		—		—		—		—		—
Credit card		440,791		420,963		19,828		—		—		—		—
Other loans		354		354		—		—		—		—		—

Subtotal		2,159,235		738,034		295,661		271,546		678,626		164,961		10,407

Total loans	Ch$	14,377,995	Ch$	1,822,060	Ch$	2,732,196	Ch$	1,473,530	Ch$	3,049,609	Ch$	1,869,437	Ch$	3,431,163

The following table sets forth the interest rate sensitivity of our outstanding loans due after one year as of December 31, 2010:

	As of December 31, 2010
	(in millions of Ch$)
IFRS:
Variable rate
Ch$	Ch$	862,204
UF		738,552
Foreign currency		244,087

Total		1,844,843

Fixed rate
Ch$		1,733,698
UF		4,686,661
IFRS:
Foreign currency		85,007

Total		6,505,366

Total	Ch$	8,350,209

Loans by Economic Activity

The following table sets forth under IFRS, at the dates indicated, an analysis of our loan portfolio based on the borrower’s principal economic activity. Loans to individuals for business purposes are allocated to their respective economic activity.

	As of December 31,
	2008			2009			2010
	Loan Portfolio		% of Loan Portfolio	Loan Portfolio		% of Loan Portfolio	Loan Portfolio		% of Loan Portfolio
	(in millions of Ch$, except percentages)

IFRS:
Agriculture, Livestock, Forestry, Agribusiness, Fishing:
Agriculture and livestock	Ch$	280,506	2.05%	Ch$	296,178	2.25%	Ch$	491,486	3.42%
Fruit		251,199	1.84		237,689	1.80		148,225	1.03
Forestry and wood extraction		17,891	0.13		15,310	0.12		44,136	0.31
Fishing		164,905	1.20		98,969	0.75		242,873	1.69

Subtotal		714,501	5.22		648,146	4.92		926,720	6.45

Mining and Petroleum:
Mining and quarries		201,631	1.47		65,703	0.50		36,316	0.25
Natural gas and crude oil extraction		8,408	0.06		108,749	0.82		68,380	0.48

Subtotal		210,039	1.53		174,452	1.32		104,696	0.73

Manufacturing:
Tobacco, food and beverages		257,100	1.88		186,901	1.42		269,172	1.87
Textiles, clothing and leather goods		139,503	1.02		102,303	0.78		170,093	1.18
Wood and wood products		70,323	0.51		50,526	0.38		64,344	0.45
Paper, printing and publishing		47,901	0.35		45,716	0.35		45,936	0.32
Oil refining, carbon and rubber		162,043	1.18		141,845	1.08		255,728	1.78
Production of basic metal, non-mineral, machine and equipment		403,196	2.95		225,538	1.71		248,983	1.73
Other manufacturing industries		82,332	0.60		69,925	0.53		94,217	0.66

Subtotal		1,162,398	8.49		822,754	6.25		1,148,473	7.99

Electricity, Gas and Water:
Electricity, gas and water		207,734	1.52		164,529	1.25		133,263	0.93

Subtotal		207,734	1.52		164,529	1.25		133,263	0.93

Construction:
Residential buildings		336,952	2.46		316,047	2.40		238,863	1.67
Other constructions		626,682	4.58		728,358	5.52		693,573	4.82

Subtotal		963,634	7.04		1,044,405	7.92		932,436	6.49

Commerce:
Wholesale		601,745	4.40		484,577	3.67		602,603	4.19
Retail, restaurants and hotels		837,112	6.12		760,114	5.76		912,959	6.35

Subtotal		1,438,857	10.52		1,244,691	9.43		1,515,562	10.54

Transport, Storage and Communications:
Transport and storage		266,888	1.95		267,267	2.03		472,043	3.28
Communications		97,495	0.71		112,799	0.86		110,585	0.77

Subtotal		364,383	2.66		380,066	2.89		582,628	4.05

Financial Services:
Financial and insurance companies		1,165,403	8.53		1,247,359	9.43		1,123,996	7.82
Holding companies and other financial services		1,123,834	8.21		1,192,900	9.04		1,404,777	9.77

Subtotal		2,289,237	16.74		2,440,259	18.47		2,528,773	17.59

Community, Social and Personal Services:
Community, social and personal services		2,108,430	15.40		1,801,874	13.66		1,418,431	9.85

Subtotal		2,108,430	15.40		1,801,874	13.66		1,418,431	9.85

Consumer Loans		1,909,283	13.95		1,943,074	14.73		2,159,235	15.02
Residential Mortgage Loans		2,317,076	16.93		2,527,006	19.16		2,927,778	20.36

Total	Ch$	13,685,572	100.00%	Ch$	13,191,256	100.00%	Ch$	14,377,995	100.00%

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

	As of December 31,
	2008		2009		2010
	(in millions of Ch$)

IFRS:
Argentina	Ch$	4,481	Ch$	3,578	Ch$	3,307
Austria		391		—		—
Belgium		870		—		—
Brazil		62,438		191,177		175,453
Canada		3,805		40		—
China		29,000		76,146		133,784
Colombia		7,621		2,218		7,967
Costa Rica		—		—		6,138
Czech Republic		38		—		—
El Salvador		48		22		4,251
Finland		321		—		—
France		12,908		177		7,618
Germany		26,291		285		—
Holland		718		—		—
Hong Kong		13		1,312		117
India		25,222		31,387		44
Israel		777		—		—
Italy		3,408		—		—
Japan		2,426		161		247
Mexico		63		14,184		36,309
New Zealand		—		59		—
Panama		309		—		—
Perú		8,709		4,615		11,565
Portugal		443		—		—
South Africa		1		—		—
South Korea		14,019		21,186		14,811
Spain		111		—		—
Switzerland		16		—		—
Sweden		174		—		—
Taiwan		13		1,019		—
United Arab Emirates		68		—		—
United Kingdom		20,848		15,236		371
United States		3,072		226		—
Uruguay		1,106		534		165
Venezuela		6,395		2,573		—

Total	Ch$	236,123	Ch$	366,135	Ch$	402,147

We also maintain deposits abroad, as needed to conduct our foreign trade transactions and manage liquidity. The table below lists the largest amounts of foreign deposits by country under IFRS as of the end of the dates indicated:

	As of December 31,
	2008		2009		2010
	(in millions of Ch$)

IFRS:
Australia	Ch$	115	Ch$	149	Ch$	382
Austria		148		128		—
Belgium		438		790		688
Canada		809		1,256		775
China		19		70		79
Denmark		67		11		59
Finland		107		296		110
France		163		543		1,162
Germany		11,813		11,163		6,133
Holland		23		1,123		1,628
Italy		606		1,067		1,638
Japan.		42,807		7,189		4,497
Mexico		—		19		—
Norway		6		20		—
Russia		299		63		—
Spain		787		761		1,123
Sweden		85		36		138
Switzerland		453		435		—
United Kingdom		7,475		2,392		1,323
United States		213,021		221,466		22,888

Total	Ch$	279,241	Ch$	248,977	Ch$	42,623

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

Managing credit risk is, therefore, inherent to our business and must be incorporated into each segment in which we do business. In this way, we may achieve an optimum balance between assumed risks and attained returns and properly allocate capital to each business line while complying with regulations and criteria defined by our board of directors in order to ensure that we have an appropriate capital base for potential losses that may arise from our credit exposure.

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

We have also developed a broad level of knowledge regarding selection of customers, with a significant capacity to discriminate between customers of different credit bases. Using this model, we have developed separate segmented models for retail banking and Banco CrediChile. In the case of our Consumer Finance Division (Banco CrediChile), there are further distinctions for employed customers, which are separated into the following five sub-segments: retired persons, employees in the public sector, employees in the private sector over 40 years of age, employees in the private sector under 40 years of age and self-employed.

In retail banking there are also sub-segments divided by activity and length of the customer’s relationship with us.

Parametric Model: This model is applied to individuals, and small- and medium-sized companies in business. To analyze these segments, we use certain levels of automation and parameterization. Automation currently provides a fundamental pillar for the pre-approval process for small companies and support for potential evaluations of medium-sized companies.

Case-by-Case Model: This model is used for the wholesale business segment. It is based on individual expert evaluation on risk level, operation amount and business complexity, among other variables.

Transactions in which the total customer credit risk is more than UF 750,000 (approximately Ch$16,092 million as of December 31, 2010) require approval by a credit committee, which includes three directors and our Chief Executive Officer. Transactions in which the total customer credit risk is equal to or less than UF 750,000 may be approved by other executives, depending on the amount involved, as follows:

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

In the wholesale business segment, control and follow-up are realized through a combination of reviews. The most relevant are the following:

•	High-level structured portfolio reviews with respect to the impact of specific macroeconomic fluctuations in relevant sectors of activity, defining case-by-case action plans.

•	Constant monitoring system in order to detect early those customers that show potential risks, agreeing on specific action plans for these customers with the corresponding client servicing team.

•

Payment arrears management, backed by predictive indicators of risk level, with follow-up and action plans in the case of our most important customers, plus management of differentiated strategies for early recovery.

•	Follow-up of the conditions, restrictions and covenants imposed by the credit committee to all operations requiring it due to their importance or complexity.

•	Control of the exposure as well as the sufficiency of guarantees granted in the form of shares, monitoring fluctuations and preparing action plans in the event of insufficient coverage.

•	Follow-up schemes of credit behavior variables and borrowers’ financial condition.

•	Risk segmentation strategies for collection processes and policies to better integrate loan approval and monitoring processes based on a single set of credit fundamentals.

Analysis of Our Loan Classification

The following tables provide statistical data under IFRS regarding the classification of our loans as of the dates indicated. As discussed above, our risk analysis system requires that loans to all customers be classified.

IFRS:

	As of December 31, 2008
Bank’s Credit Rating	Commercial Loans		Residential Mortgage Loans		Consumer Loans		Total Loans		Percentage Loans of Classified
	(in millions of Ch$, except percentages)

A1	Ch$	287,220	Ch$	—	Ch$	—	Ch$	287,220	3.10%
A2		2,454,840		—		—		2,454,840	26.48
A3		2,375,691		—		—		2,375,691	25.62
B		3,625,075		—		—		3,625,075	39.10
C1		171,896		—		—		171,896	1.85
C2		102,047		—		—		102,047	1.10
Impaired Portfolio		254,976		—		—		254,976	2.75

Total individual classified loans	Ch$	9,271,745	Ch$	—	Ch$	—	Ch$	9,271,745	100.00%

Group non-classified loans		163,776		2,301,262		1,798,385		4,263,423
Group impaired portfolio		23,692		15,814		110,898		150,404

Total loans	Ch$	9,459,213	Ch$	2,317,076	Ch$	1,909,283	Ch$	13,685,572

Percentage Classified		98.02%		0.00%		0.00%		67.75%

IFRS:

	As of December 31, 2009
Bank’s Credit Rating	Commercial Loans		Residential Mortgage Loans		Consumer Loans		Total Loans		Percentage Loans of Classified
	(in millions of Ch$, except percentages)
A1	Ch$	32,067	Ch$	—	Ch$	—	Ch$	32,067	0.39%
A2		2,290,427		—		—		2,290,427	27.61
A3		2,074,847		—		—		2,074,847	25.01
B		3,446,251		—		—		3,446,251	41.54
C1		136,957		—		—		136,957	1.65
C2		6,195		—		—		6,195	0.07
Impaired Portfolio		309,288		—		—		309,288	3.73

Total individual classified loans	Ch$	8,296,032	Ch$	—	Ch$	—	Ch$	8,296,032	100.00%

Group non-classified loans		308,200		2,458,219		1,814,595		4,581,014
Group impaired portfolio		116,944		68,787		128,479		314,210

Total loans	Ch$	8,721,176	Ch$	2,527,006	Ch$	1,943,074	Ch$	13,191,256

Percentage Classified		95.13%		0.00%		0.00%		62.89%

IFRS:

	As of December 31, 2010(*)
Bank’s Credit Rating	Commercial Loans		Residential Mortgage Loans		Consumer Loans		Total Loans		Percentage Loans of Classified
	(in millions of Ch$, except percentages)

A1	Ch$	28,728	Ch$	—	Ch$	—	Ch$	28,728	0.35%
A2		2,346,028		—		—		2,346,028	28.19
A3		2,098,218		—		—		2,098,218	25.21
B		3,380,009		—		—		3,380,009	40.61
Impaired Portfolio		469,971		—		—		469,971	5.64

Total individual classified loans	Ch$	8,322,954	Ch$	—	Ch$	—	Ch$	8,322,954	100.00%

Group non-classified loans		838,074		2,856,020		2,045,849		5,739,943
Group impaired portfolio		129,954		71,758		113,386		315,098

Total loans	Ch$	9,290,982	Ch$	2,927,778	Ch$	2,159,235	Ch$	14,377,995

Percentage Classified		89.58%		0.00%		0.00%		57.89%

(*)	On January 1, 2010, the criteria for classification of the impaired portfolio was changed, considering 100% of categories C1 and C2 in impairment, unlike in 2009, where customers that were classified in categories C1 and C2 who were not overdue for more than 60 days were not taken into consideration.

Classification of Loan Portfolio Based on the Borrower’s Payment Performance

The following table sets forth under IFRS as of the dates indicated the amounts that are current as to payments of principal and interest and the amounts that are overdue:

	Domestic Loans
	As of December 31,
	2008		2009		2010
	(in millions of Ch$)
IFRS:
Current	Ch$	13,236,872	Ch$	12,649,762	Ch$	14,106,663
Overdue 1-29 days		88,985		59,888		88,568
Overdue 30-89 days		41,642		25,945		22,853
Overdue 90 days or more (“past due”)		81,950		89,528		72,584

Total loans	Ch$	13,449,449	Ch$	12,825,123	Ch$	14,290,668

	Foreign Loans
	As of December 31,
	2008		2009		2010
	(in millions of Ch$)
IFRS:
Current	Ch$	236,123	Ch$	366,133	Ch$	87,327
Overdue 1-29 days		—		—		—
Overdue 30-89 days		—		—		—
Overdue 90 days or more (“past due”)		—		—		—

Total loans	Ch$	236,123	Ch$	366,133	Ch$	87,327

	Total Loans
	As of December 31,
	2008		2009		2010
	(in millions of Ch, except percentages)
IFRS:
Current	Ch$	13,472,995	Ch$	13,015,895	Ch$	14,193,990
Overdue 1-29 days		88,985		59,888		88,568
Overdue 30-89 days		41,642		25,945		22,853
Overdue 90 days or more (“past due”)		81,950		89,528		72,584

Total loans	Ch$	13,685,572	Ch$	13,191,256	Ch$	14,377,995

Overdue loans expressed as a percentage of total loans		1.55%		1.33%		1.28%
Past-due loans as a percentage of total loans		0.60%		0.68%		0.50%

Loans included in the previous table, which have been restructured and bear no interest, are as follows:

	As of December 31,
	2008		2009		2010
	(in millions of Ch$)
IFRS:
Ch$	Ch$	4,583	Ch$	4,283	Ch$	2,550
UF		32		128		128

Total	Ch$	4,615	Ch$	4,411	Ch$	2,678

The amount of interest that we would have recorded on these loans for the year ended December 31, 2010 if these loans had been earning a market interest rate was Ch$140 million.

In addition, other loans that have been restructured, mainly through the extension of their maturities, and that bear interest are as follows:

	As of December 31,
	2008		2009		2010
	(in millions of Ch$)
IFRS:
Total other restructured loans	Ch$	134,519	Ch$	357,345	Ch$	328,370

During the year ended December 31, 2010, interest recorded in income on these loans amounted to Ch$33,930 million.

Analysis of Substandard Loans and Amounts Past Due

The following table analyzes our substandard loans, past-due loans and allowances for loan losses existing at the dates indicated under IFRS.

	Year ended December 31,
	2008		2009		2010
	(in millions of Ch$, except percentages)
IFRS:
Total loans	Ch$	13,685,572	Ch$	13,191,256	Ch$	14,377,995
Substandard loans(1)		679,323		766,650		785,069
Substandard loans as a percentage of total loans		4.96%		5.81%		5.46%
Amounts past due (2)
To the extent secured (3)		31,054		25,881		23,781
To the extent unsecured		50,896		63,647		48,803

Total amount past due	Ch$	81,950	Ch$	89,528	Ch$	72,584

Amounts past due as a percentage of total loans		0.60%		0.68%		0.50%
To the extent secured(2)		0.23		0.20		0.17
To the extent unsecured		0.37		0.48		0.34
Allowances for loans losses as a percentage of:
Total loans		1.64		2.37		2.42
Total amounts past due		274.69		348.61		479.48
Total amounts past due—unsecured		442.28%		490.36%		713.13%

(1)	Individually evaluated loans are considered substandard when they are classified into categories C1 to D2, and group-evaluated loans are considered substandard when they are assigned allowances for loan losses greater than 20%.
(2)	In accordance with Chilean regulations, past-due loans are loans that are 90 days or more overdue on any payments of principal or interest.
(3)	Security generally consists of mortgages on real estate, pledges of marketable securities, letters of credit or cash.

Analysis of Allowances for Loan Losses

The following table analyzes our allowances for loan losses and changes in the allowances attributable to charge-offs, new allowances, allowances released and the effect of price-level restatement on allowances for loan losses:

	As of December 31,
	2008		2009		2010
	(in millions of Ch$, except percentages)
IFRS:
Allowances for loan losses at beginning of period	Ch$	129,624	Ch$	225,108	Ch$	312,101
Balance of allowances for loan losses from Citibank Chile S.A.(1)		20,883		—		—
Charge-offs		(112,989)		(181,793)		(149,093)
Allowances established		187,598		270,305		187,530
Allowances released(2)		(8)		(1,519)		(2,511)

Allowances for loan losses at end of period	Ch$	225,108	Ch$	312,101	Ch$	348,027

Ratio of charge-offs to average loans		0.90%		1.42%		1.10%
Allowances for loan losses at end of period as a percentage of total loans		1.64%		2.37%		2.42%

(1)	Total allowances for loan losses corresponding to Citibank Chile after the merger with Banco de Chile as of January 1, 2008.
(2)	Represents the aggregate amount of allowances for loan losses released during the year as a result of charge-offs, recoveries or a determination by management that the level of risk existing in the loan portfolio has been reduced.

For allowance for loan losses associated with impaired loans and with non-impaired loans, see Note 10 (c) to our audited consolidated financial statements as of and for the year ended December 31, 2010 appearing elsewhere in this annual report.

The deterioration of the Chilean economy during the final quarter of 2008 and the first semester of 2009 negatively impacted the risk profiles of both individuals and companies. In addition, certain sectors, such as the Chilean salmon industry, were affected by productive difficulties during 2009, weakening its payment capacity.

These factors prompted a significant 38.6% increase in our allowances for loan losses as of December 31, 2009, as compared to December 31, 2008.

During 2010, the Chilean economy continued the upward trend that started at the end of 2009, which positively impacted the risk profiles of individuals and companies in Chile. Additionally, certain corporate customers improved their financial performance as a result of specific plans intended to overcome productive difficulties and an increase in the private consumption in Chile. Our allowances for loan losses grew by 11.5% from December 31, 2009 to December 31, 2010, which is in line with the annual growth posted by our total loan portfolio (particularly in the retail banking segment), our conservative risk approach. In addition, the annual increase in allowances for loan losses is consistent with lower charge-offs in 2010 as compared to 2009 and with provisions for loan losses established during 2010 in order to cover potential risks related to certain corporate customers.

Loans are written-off when the collection efforts have been exhausted but not later than the maximum periods as follows:

Type of Loan	Term
Consumer loans with or without collateral	6 months
Other transactions without collateral	24 months
Commercial loans with collateral	36 months
Residential mortgage loans	48 months
Consumer leases	6 months
Other non-real estate lease transactions	12 months
Real estate leases (commercial or residential)	36 months

The following table presents detailed information on write-offs and shows the charge-offs breakdown by loan category:

	Year ended December 31,
	2008		2009		2010
	(in millions of Ch$)
IFRS:
Commercial loans	Ch$	33,551	Ch$	86,030	Ch$	46,419
Mortgage loans		2,820		2,088		2,376
Consumer loans		76,618		93,675		100,298

Total	Ch$	112,989	Ch$	181,793	Ch$	149,093

Loan recoveries by type of loan are shown in the table below:

	Year ended December 31,
	2008		2009		2010
	(in millions of Ch$)
IFRS:
Commercial loans	Ch$	16,375	Ch$	23,934	Ch$	11,127
Mortgage loans		3,390		2,653		1,387
Consumer loans		19,605		232		19,609
Subtotal		39,370		26,819		32,123
Recoveries and sales of loans reacquired from the Central Bank		278		60		46

Total	Ch$	39,648	Ch$	26,879	Ch$	32,169

Allocation of Allowances for Loan Losses

The following tables set forth the proportions of our required allowances for loan losses attributable to our commercial, consumer and residential mortgage loans under IFRS as of the dates indicated.

	As of December 31, 2008					As of December 31, 2009
	(in millions of Ch$, except percentages)
	Allowance amount		Allowance amount as a percentage of loans in category	Allowance amount as a percentage of total loans	Loans in category as percentage of total loans(1)	Allowance amount		Allowance amount as a percentage of loans in category	Allowance amount as a percentage of total loans	Loans in category as percentage of total loans(1)
IFRS:
Commercial loans	Ch$	116,153	1.23%	0.84%	69.12%	Ch$	189,610	2.17%	1.44%	66.11%
Consumer loans		95,680	5.01	0.70	13.95		108,592	5.59	0.82	14.73
Residential mortgage loans		13,275	0.57	0.10	16.93		13,899	0.55	0.11	19.16

Total allocated allowances	Ch$	225,108	1.64%	1.64%	100.00%	Ch$	312,101	2.37%	2.37%	100.00%

	As of December 31, 2010
	(in millions of Ch$, except percentages)
	Allowance amount		Allowance amount as a percentage of loans in category	Allowance amount as a percentage of total loans	Loans in category as percentage of total loans(1)
IFRS:
Commercial loans	Ch$	211,558	2.28%	1.47%	64.62%
Consumer loans		121,195	5.61	0.84	15.02
Residential mortgage loans		15,274	0.52	0.11	20.36

Total allocated allowances	Ch$	348,027	2.42%	2.42%	100.00%

(1)	Based on our loan classification.

The following table sets forth our charge-offs for 2009 and 2010 by major economic sector and provides further detail of charge-offs that have already been described in the previous discussion of allowances for loan losses:

	Year Ended December 31,
	2008		2009		2010
	(in millions of Ch$)
IFRS:
Commercial:
Agriculture	Ch$	2,077	Ch$	4,950	Ch$	3,177
Mining		43		284		461
Manufacturing		3,221		9,900		7,956
Construction		2,475		7,766		6,159
Commerce		12,055		26,501		12,960
Transport		1,155		4,867		3,786
Financial services		3,978		11,619		6,140
Community		8,547		20,143		5,780

Subtotal:	Ch$	33,551	Ch$	86,030	Ch$	46,419
Consumer loans		76,618		93,675		100,298
Mortgage loans		2,820		2,088		2,376

Total	Ch$	112,989	Ch$	181,793	Ch$	149,093

Composition of Deposits and Other Commitments

The following table sets forth under IFRS the composition of our deposits and similar commitments as of the dates indicated. See “—Average Balance Sheets, Interest Earned on Interest Earning Assets and Interest Paid on Interest Bearing Liabilities” for the average rate paid on each of the following deposit categories.

	As of December 31,
	2008		2009		2010
	(in millions of Ch$)
IFRS:
Current accounts	Ch$	2,534,753	Ch$	3,127,934	Ch$	3,611,894
Other demand deposits		472,508		590,142		834,287
Savings accounts		157,270		158,035		173,404
Time deposits		8,309,720		7,264,809		7,497,073

	As of December 31,
	2008		2009		2010
	(in millions of Ch$)
IFRS:
Other term balance payables		5,600		4,637		27,491

Total	Ch$	11,479,851	Ch$	11,145,557	Ch$	12,144,149

Maturity of Deposits

The following table sets forth under IFRS information regarding the currency and maturity of our deposits at December 31, 2010, expressed in percentages. UF-denominated deposits are similar to Chilean peso-denominated deposits in all aspects, except that the principal is readjusted periodically based on the value of the UF.

	As of December 31, 2010
	Ch$	UF	Foreign Currency	Total
	(in millions of Ch$)
IFRS:
Demand deposits	3,924,065	29,837	492,279	4,446,181
Savings accounts	—	173,404	—	173,404
Time deposits:
Maturing within three months	3,461,580	434,489	789,788	4,685,857
Maturing after three but within six months	854,781	344,495	118,760	1,318,036
Maturing after six but within 12 months	274,733	853,685	4,897	1,133,315
Maturing after 12 months	76,063	310,581	712	387,356

Total time deposits	4,667,157	1,943,250	914,157	7,524,564

Total deposits	8,591,222	2,146,491	1,406,436	12,144,149

The following table sets forth information under IFRS regarding the currency and maturity of deposits in excess of U.S.$100,000 as of December 31, 2010:

	As of December 31, 2010
	Ch$	UF	Foreign Currency	Total
	(in millions of Ch$)
IFRS:
Demand deposits	45.68%	1.39%	35.00%	36.61%
Savings accounts	—	8.08	—	1.43
Time deposits:
Maturing within three months	40.29	20.24	56.16	38.59
Maturing after three but within six months	9.95	16.05	8.44	10.85
Maturing after six but within 12 months	3.20	39.77	0.35	9.33
Maturing after 12 months	0.88	14.47	0.05	3.19
Total time deposits	54.32	90.53	65.00	61.96

Total deposits	100.00%	100.00%	100.00%	100.00%

Minimum Capital Requirements

The following table sets forth our minimum capital requirements set by the Superintendency of Banks as of the dates indicated:

	As of December 31,
	2008		2009		2010
	(in millions of Ch$)
CHILEAN GAAP:
Banco de Chile’s regulatory capital	Ch$	1,297,735	Ch$	1,392,745	Ch$	1,404,125
Minimum regulatory capital required		(593,849)		(570,054)		(638,684)

Excess over minimum regulatory capital required	Ch$	703,886	Ch$	822,691	Ch$	765,441

Short-Term Borrowings

The principal categories of our short-term borrowings are amounts borrowed under foreign trade lines of credit, domestic inter-bank loans and repurchase agreements. The table below presents under IFRS the amounts outstanding and the weighted average nominal interest rate for each period indicated by type of short-term borrowing.

	For the year ended December 31,
	2008			2009			2010
	Year-End Balance		Weighted Average Nominal Interest Rate	Year-End Balance		Weighted Average Nominal Interest Rate	Year-End Balance		Weighted Average Nominal Interest Rate
	(in millions of Ch$, except rate data)
IFRS:
Payables from repurchase agreements and security lending	Ch$	420,658	6.13%	Ch$	308,028	3.48%	Ch$	81,755	2.46%
Borrowings from domestic financial institutions		2,598	0.08		3,878	3.73		—	—
Foreign borrowings		1,495,644	2.76		1,209,144	1.32		1,281,292	1.37
Other obligations		48,000	0.00		129,740	0.00		111,558	—

Total short-term borrowings	Ch$	1,966,900	3.41%	Ch$	1,650,790	1.62%	Ch$	1,474,605	1.33%

The following table shows the average balance and the weighted average nominal rate for each short-term borrowing category during the periods indicated:

	For the year ended December 31,
	2008			2009			2010
	Average Balance		Weighted Average Nominal Interest Rate	Average Balance		Weighted Average Nominal Interest Rate	Average Balance		Weighted Average Nominal Interest Rate
	(in millions of Ch$, except rate data)
IFRS:
Payables from repurchase agreements and security lending	Ch$	439,345	6.48%	Ch$	275,058	2.31%	Ch$	182,956	1.10%
Central Bank borrowings		432	1.91		53,548	0.85		77	1.34
Borrowings from domestic financial institutions		267,075	0.54		54,446	0.09		61,109	1.98

Sub-total	Ch$	706,852	4.23%	Ch$	383,052	1.79%	Ch$	244,142	1.32%
Foreign borrowings		1,157,045	0.25		1,090,925	0.18		1,240,088	1.42

Total short-term borrowings	Ch$	1,863,897	1.76%	Ch$	1,473,977	0.60%	Ch$	1,484,230	1.40%

The following table presents the maximum month-end balances of our principal sources of short-term borrowings during the periods indicated:

	Maximum 2008 month-end balance		Maximum 2009 month-end balance		Maximum 2010 month-end balance
	(in millions of Ch$)
IFRS:
Investments sold under agreements to repurchase	Ch$	661,858	Ch$	381,522	Ch$	320,613
Central Bank borrowings		682		237,243		125,268
Borrowings from domestic financial institutions		168,206		145,697		250,215
Foreign borrowings	Ch$	1,585,313	Ch$	1,209,144	Ch$	1,528,988

Item 4A.	Unresolved Staff Comments

None.

Item 5.	Operating and Financial Review and Prospects

OPERATING RESULTS

Introduction

The following discussion should be read in conjunction with, and is entirely qualified by reference to, our audited consolidated financial statements as of and for the year ended December 31, 2010 appearing elsewhere in this annual report and “Item 4. Information on the Company—Selected Statistical Information.” Certain amounts (including percentage amounts) that appear in this annual report may not total due to rounding.

We prepare our audited consolidated financial statements in accordance with IFRS as issued by the IASB.

Until and including our consolidated financial statements included in our annual report on Form 20-F for the year ended December 31, 2008, we prepared our audited consolidated financial statements in accordance with Chilean GAAP, with reconciliations to U.S. GAAP. As required by IFRS 1—First Time Adoption of International Financial Reporting Standards, our financial position as of January 1, 2008 and December 31, 2008 and our results of operations for the year ended December 31, 2008 have been restated in accordance with IFRS 1 for comparative purposes. Reconciliations and description of the transition to IFRS, and the effects on assets, liabilities, equity, net income and cash flows are presented in Note 5 to our audited consolidated financial statements included in our annual report on Form 20-F for the year ended December 31, 2009 filed with the Securities and Exchange Commission on June 29, 2010. Unless otherwise indicated, the financial information included in this annual report with respect to 2008, 2009 and 2010 has been derived from financial statements that have been prepared in accordance with IFRS. See Note 2(a) to our audited consolidated financial statements as of and for the year ended December 31, 2010 appearing elsewhere in this annual report. IFRS differs in certain significant respects from Chilean GAAP. As a result, our financial information presented under IFRS is not directly comparable to our financial information presented under Chilean GAAP. Accordingly, readers should avoid such comparison.

Overview

We are a leading bank within the Chilean financial system, providing a broad range of financial products and services to individual and corporate customers who are primarily located in Chile. Accordingly, our financial condition, results of operations and our ability to achieve our strategic business goals could be adversely affected by changes in economic indicators (such as interest rates, inflation and GDP growth), modifications of non-economic policies of the Chilean government that can affect the private sector, or other political and economic developments in Chile, as well as regulatory changes or administrative practices of Chilean authorities. We also face a number of other risks, such as increasing competition and changing market conditions that could impact our ability to achieve our goals. See “Item 4. Information on the Company—Selected Statistical Information” for a more detailed description of risk characteristics associated with each type of loan in our loan portfolio and “Item 3. Key Information—Risk Factors” for a more detailed description of the specific risks that we believe to be material to our business operations.

After a period of accelerated growth between 1985 and 1997, when Chile’s gross domestic product grew at an average annual rate of 7.2%, Chile’s economic growth slowed to an average rate of 4.3% between 2000 and 2008. Since 2008 the Chilean economy has faced extraordinarily difficult circumstances, ranging from a general worldwide economic slowdown caused by the United States subprime mortgage crisis to the worst earthquake reported in over 50 years in Chile. Nevertheless, the country has been able to successfully overcome these challenges due to its stable financial condition resulting from an earlier accumulation of international reserves and its internationally recognized sound fiscal policy.

Throughout 2009, the local Chilean economy was negatively affected by the international financial turmoil, which reduced foreign trade and fostered high volatility in the global financial markets, mainly because the Chilean economy is highly integrated in the international trading system and dependent on the export of commodities (principally copper). As a result, Chile’s mining activity shrank as demand for, and the price of, copper decreased dramatically. Other industrial sectors which rely heavily on exports, such as the cellulose and steel sectors, also suffered the negative impact caused by the global economic downturn.

In terms of domestic demand, as a result of the uncertainty caused by the global economic downturn and the increase in the Chilean unemployment rate, private consumption significantly decreased in 2009, leading to a decrease in the demand for durable goods (mainly cars and houses), which directly affected the construction sector and indirectly affected both the forestry and transportation sectors. The consumption of non-durable goods also declined and, accordingly, the retail sector was negatively affected and reported a decrease in its commercial activity. As a result, investments (which grew by 19.4% in 2008) stagnated due to a decline in expectations of economic growth, leading companies to postpone their investment projects, which raised the unemployment rate in Chile.

All of these elements resulted in a 1.7% reduction in the Chilean GDP and an average unemployment rate of 9.7% for 2009. Also, the reduction in domestic and international consumption entailed a significant adjustment in inventory volumes and an excess of productive capacity, which resulted in a sharp decrease in prices, leading to a deflation of 1.4% as measured by the consumer price index as published by the Chilean National Statistics Institute for 2009. The absence of inflationary pressures encouraged the Central Bank to carry out monetary stimulus, which led the monetary policy annual interest rate to a historical low of 0.5% in order to ensure sufficient liquidity in the local monetary system.

Starting in the third quarter of 2009, the Chilean economy began to show signs of recovery which temporarily faded immediately after the earthquake that struck the center-south region of Chile on February 27, 2010, negatively affecting Chile’s GDP growth during the first quarter of 2010.

Nevertheless, the Chilean economy recovered from the effects of the earthquake and, for the year ended December 31, 2010, the GDP growth was 5.2% mainly due to domestic consumption (which grew by 9.3%) and investments (that grew by 18.8%), as a result of a more positive business environment that led consumers to increase household spending and companies to undertake postponed investment projects. As a consequence, the inflation rate for 2010 was 3.0%, as measured by the consumer price index published by the Chilean National Statistics Institute.

As a result of the improved economic indicators described above, the Chilean stock market has also shown significant signs of recovery. During 2010, the IPSA Index (the most important Chilean stock index composed of the 40 stocks with the highest average annual trading volume on the Santiago Stock Exchange) reached 5,000 points, well above the 3,580 reported on December 31, 2009. This increase was particularly fuelled by the recovery of stocks from companies associated with retail, commodities and banking activities, which reflected the more upbeat outlook for the domestic and global economies. In the first three months of 2011, IPSA Index decreased by 6.2% to 4,624.47 points and by April 19, 2011 it had reached 4,675.60 points.

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

Inflation

Historically, Chile has experienced high levels of inflation that have significantly affected our financial condition and results of operations. Although inflation remained relatively low during much of the past decade, price level changes were relatively high during 2008 (7.1%), primarily as a result of the sharp increase in international oil and food prices. However, throughout 2009, we experienced deflation at a rate of 1.4% as a consequence of the global financial crisis, which affected important Chilean economic indicators, such as exports, employment, consumption and investment, thereby reducing purchasing power and leading to a weaker aggregate demand. Nevertheless, throughout 2010 and consistently with the recovery trend shown by the Chilean economy since the last quarter of 2009, inflation started to return to more normal levels and was within the long-term range of 2.0% to 4.0% per year targeted by the Central Bank. During the year ended December 31, 2010, inflation was 3.0%, as measured by the consumer price index published by the Chilean National Statistics Institute. According to the

Central Bank, the increase in the inflation rate was in line with higher levels of activity in the Chilean economy prompted by an increase in private consumption after a full year characterized by a deteriorated demand for goods and services as a result of the worldwide financial crisis.

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

UF-Denominated Assets and Liabilities. The UF is revalued in monthly cycles. On each day in the period beginning the tenth day of the current month through the ninth day of the next month, the nominal peso value of the UF is indexed up (or down in the event of deflation) in order to reflect each day a pro rata amount of the prior calendar month’s change in the consumer price index as published by the Chilean National Statistics Institute. One UF was equal to Ch$20,942.88 as of December 31, 2009 and Ch$21,455.55 as of December 31, 2010. The effect of any changes in the nominal peso value of our UF-denominated assets and liabilities is reflected in our results of operations as an increase (or decrease, in the event of deflation) in interest revenue and expense. Our net interest income will be positively affected by inflation (and negatively affected by deflation) to the extent that our average UF-denominated assets exceed our average UF-denominated liabilities, while our net interest income will be negatively affected by inflation (and positively affected by deflation) when average UF-denominated liabilities exceed average UF-denominated assets. Our average UF-denominated assets exceeded our average UF-denominated liabilities by Ch$2,239,687 million (U.S.$4,781.88 million) during the year ended December 31, 2009 and Ch$3,020,905 million (U.S.$6,449.82 million) during the year ended December 31, 2010. These figures exclude capital, reserves and derivatives. See “Item 4. Information on the Company—Selected Statistical Information.”

Peso-Denominated Assets and Liabilities. Interest rates in Chile tend to reflect the rate of inflation during the relevant period and expectations regarding future inflation. The sensitivity of our peso-denominated interest earning assets and interest bearing liabilities to the inflation rate varies. See “—Interest Rates.” We maintain a substantial amount of non-interest bearing, peso-denominated current accounts and other demand deposits. The ratio of such deposits to average interest bearing peso-denominated liabilities was 62% during the year ended December 31, 2009 and 76% during the year ended December 31, 2010. Since a large part of such deposits are not indexed to inflation, even a slight decline in the rate of inflation may adversely affect our net interest margin on assets funded with such deposits and even a slight increase in the rate of inflation may increase the net interest margin on such assets. See “Item 4. Information on the Company—Selected Statistical Information—Interest Earning Assets and Net Interest Margin.”

Interest Rates

Interest rates earned and paid on our assets and liabilities reflect in part inflation and expectations regarding future inflation, shifts in short-term interest rates related to the Central Bank’s monetary policies and movements in long-term real rates. The Central Bank manages short-term interest rates based on its objectives of balancing low inflation and economic growth. Accordingly, due to the high inflation experienced during 2008, the Central Bank increased its reference interest rate five times during that year, resulting in a final monetary policy interest rate of 8.25% at the end of 2008. On the other hand, the sharp decrease in economic activity during 2009, as well as the decrease in inflationary pressures, led the Central Bank to reduce the monetary policy interest rate to a historical low of 0.50% in order to ensure sufficient liquidity levels and to enhance aggregate demand. However, as a consequence of strong recovery signs for the economic activity and the more normalized inflationary environment, the Central Bank began to withdraw the monetary stimulus in June 2010, when it increased the monetary policy annual interest rate to 1.00% from the 0.5% maintained during the first half of that year. Since June 2010, the Central Bank has repeatedly raised the monetary policy interest rate and, accordingly, on April 29, 2011, the Chilean monetary policy annual interest rate was 4.50%.

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

According to information published by the Central Bank, the average annual short-term nominal interest rate, based on the rate paid by Chilean financial institutions for 90 to 360-day Chilean peso-denominated deposits, was 2.34% in 2009 and 2.73% in 2010. The average annual long-term nominal interest rate, based on the interest rate of the Central Bank’s five-year Chilean peso-denominated bonds, was 4.65% in 2009 and 5.54% in 2010.

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

Critical Accounting Policies

We prepare our audited consolidated financial statements in accordance with IFRS as issued by the IASB. The notes to our audited consolidated financial statements as of and for the year ended December 31, 2010, which are included in this annual report, contain a summary of our significant accounting policies.

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

Allowances for Loan Losses

Determining accounting estimates and judgments related to the impairment of loans and provision for off-balance sheet positions is a critical process for us because the underlying assumptions used for both the individually and collectively assessed impairment can change from period to period and may significantly affect our results of operations.

As part of this process, we first assess whether objective evidence of impairment exists for loans that are individually significant. The decision as to whether loans are individually significant or not is based on fixed criteria specified by management. The determination of these criteria involves management judgment and is regularly reviewed for adequacy. After this assessment, we assess collectively for loans that are not individually significant and loans which are significant but for which there is no objective evidence of impairment under the individual assessment.

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

From the information gathered in the process described above, we estimate the future cash flows expected to flow to the entity considering the losses already incurred. The actual amount and timing of future cash flows may differ from the estimates used by management and consequently may cause actual losses to differ from the reported allowances. We utilize backtesting techniques in order to optimize its models and minimize such adjustments.

The collective impairment allowance is calculated on a portfolio basis using statistical models which incorporate various estimates and judgments. In order to constantly monitor and increase the quality of such estimations of future cash flows, we perform a regular review of the models and underlying data and assumptions. Among other factors, the probability of defaults and loss recovery rates are taken into account during this review. The collective impairment allowance has two components.

The first component is an allowance amount representing the incurred losses on the portfolio of smaller balance homogeneous loans, which are loans to individuals and small business customers of the retail business segment. The loans are grouped according to similar credit risk characteristics and the allowance for each group is determined using statistical models based on historical experience.

The second component represents an estimate of incurred losses inherent in the group of loans that have not yet been individually identified as impaired or measured as part of the smaller-balance homogeneous loans. We use historical loss experience in these estimations. This historical loss experience is adjusted on the basis of actual observable data to reflect the effects of current conditions that did not affect the period on which the historical loss experience is based and to remove the effects of conditions in the historical period that do not exist currently. Estimates of changes in future cash flows reflect, and are directionally consistent with, changes in related observable data from period to period (e.g., changes in unemployment rates, property prices, payment status or other factors that are indicative of incurred losses in the group and their magnitude).

For a further description of our policy regarding allowances for loan losses, see note 2(l) to our audited consolidated financial statements as of and for the year ended December 31, 2010 appearing elsewhere in this annual report.

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

If information becomes available after we make our evaluation, we may be required to recognize impairment in the future. Because the estimate for impairment could change from period to period based upon future events that may or may not occur, we consider this to be a critical accounting estimate.

Fair Value Estimates for Financial Assets and Liabilities

International Accounting Standard (“IAS”) 39.9 defines “fair value” as the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction. We use valuation techniques to establish the fair value of instruments in cases where prices quoted in active markets are not available. The chosen valuation technique makes maximum use of observable market data, relies as little as possible on estimates performed by us, incorporates factors that market participants would consider in setting a price and is consistent with accepted methodologies for pricing financial instruments. Where possible, parameter inputs used in valuation techniques are based on observable data derived from prices of relevant instruments traded in an active market.

Inputs used in valuation techniques reasonably represent market expectations and include risk and return factors that are inherent to the financial instrument. Periodically, we calibrate the valuation technique and test it for validity using prices from observable current market transactions over the same instrument or based on any available observable market data.

In reaching estimates of fair value, management judgment is required. The level of management judgment required in establishing fair value of financial instruments for which there is a quoted price in an active market is minimal. Similarly, there is little subjectivity or judgment required for instruments valued using valuation models that are standard across the industry and where all parameter inputs are quoted in active markets. The level of subjectivity and, therefore, the degree of management judgment required is more significant for those instruments valued using specialized models and those where some or all of the parameter inputs are not observable. In our fair value hierarchy these financial instruments are classified as level 3. These instruments are valued based on quoted prices for similar instruments, which require adjustments or significant unobservable assumptions to reflect the differences between such similar instruments and the ones valued. For a further description of our internal fair value classification, see note 38 to our audited consolidated financial statements as of and for the year ended December 31, 2010 appearing elsewhere in this annual report.

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

Revenue Recognition

Interest revenue and expenses are recognized in the income statement using the effective interest rate method set forth in IAS 39. To calculate the effective interest rate, we estimate future cash flows by taking into account all contractual conditions of the financial instrument, excluding future credit losses. The estimation of such future cash flows requires management judgment to some degree. In addition, the analysis of contractual conditions and other components (such as transaction costs) for purposes of determining the effective interest rate involves making estimates of possibly incurred but not recognized credit losses. See “—Allowances for loan losses.”

Income and expenses from fees and commissions are recognized in the consolidated income using different criteria based on the nature of the income or expense in accordance with IAS 18 and IAS 39. Fees earned from transactions or services provided over a longer period of time are recognized over the life of the transactions or services. The revenue recognition of fees from such transactions requires management judgment to some degree. Due to our nature of business from which we derive fees and commissions (e.g., asset management, custody of assets), the required degree of estimation is small.

Deferred Tax Assets

Deferred tax is recognized, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amount in the financial statements. Deferred income tax assets are recognized to the extent that it is probable that future taxable profits will be available against which the temporary differences can be recognized. This assessment requires significant management judgments and assumptions. In order to estimate the recoverability of deferred tax assets, we consider historical tax capacity and profitability information, as well as forecasted operating results and other relevant considerations.

Legal and Regulatory Contingencies and Tax Risks

Legal claims, regulatory proceedings and income tax provisions for uncertain tax positions may occur. The use of estimates is important in determining provisions for potential losses that may arise from such events. We estimate and provide for potential losses that may arise from litigation, regulatory proceedings and uncertain income tax positions to the extent that such losses are probable and can be estimated, in accordance with IAS 37 (“Provisions, Contingent Liabilities and Contingent Assets”) and IAS 12 (“Income Taxes”). Significant judgment is required in making these estimates and our actual liabilities may ultimately be materially different. Contingencies in respect of legal matters are subject to many uncertainties and the outcome of individual matters is not predictable with assurance.

Our total liability with respect to litigation, arbitration and regulatory proceedings is determined on a case-by-case basis and represents an estimate of probable losses after considering, among other factors, the progress of each case, our experience and the experience of others in similar cases, and the opinions and views of legal counsel. Predicting the outcome of our litigation matters is inherently difficult, particularly in cases in which claimants seek substantial or indeterminate damages.

Results of Operations for the Year Ended December 31, 2008, 2009 and 2010

The consolidated financial information presented in this section for years ended December 31, 2008, 2009 and 2010 has been audited and prepared in accordance with IFRS. In addition, to the extent that it is available and is useful in analyzing our results, we have included information broken down by the business segments that we use for internal reporting purposes. As mentioned earlier, information about our business segments is reported under our internal reporting policies.

Net Income

The following table sets forth the principal components of our net income, as detailed in our audited consolidated financial statements for the years ended December 31, 2008, 2009 and 2010:

	For the Year Ended December 31,						% Increase (Decrease)
	2008		2009		2010		2008/2009	2009/2010
	(in millions of Ch$, except percentages)%

IFRS:
Net interest income	Ch$	774,087	Ch$	677,524	Ch$	767,497	(12.5%)	13.3%
Net fees and commissions income		234,361		251,855		292,262	7.5	16.0
Other income (loss), net		62,761		105,010		104,638	67.3	(0.4)
Provisions for loan losses		(149,374)		(241,345)		(157,651)	61.6	(34.7)
Operating expenses		(563,491)		(491,749)		(544,227)	(12.7)	10.7
Income attributable to associates		3,564		840		1,609	(76.4)	91.5

Income before income taxes		361,908		302,135		464,128	(16.5)	53.6
Income taxes		(35,313)		(40,389)		(46,513)	14.4	15.2

Net income on continued operations, net of taxes		326,595		261,746		417,615	(19.9)	59.5
Net income on discontinued operations, net of taxes		38,459		—		—	(100.0)	—

Net income	Ch$	365,054	Ch$	261,746	Ch$	417,615	(28.3%)	59.5%

2008 and 2009. The 28.3% decrease in net income in 2009 as compared to 2008 reflected the pressure that the global financial crisis exerted on the Chilean economy and the local banking system as from the fourth quarter of 2008. Thus, the decrease in our net income was primarily attributable to:

•

A 61.6% increase in provisions for loan losses, mainly as a result of the higher credit risk due to the economic downturn and the risk profiles deterioration of both individuals and companies. Whereas individuals were affected by the worsening of macroeconomic indicators (like employment), companies were impacted by commercial and productive difficulties faced during 2009, like the impact of ISA virus on the Chilean salmon industry’s operations.

•

A 12.5% decrease in net interest income, mainly as a result of a deflationary period that negatively impacted the contribution from our interest earning assets denominated in UF by an amount of approximately Ch$137,000 million, as well as nominal interest rates at historical low levels, which decreased by approximately Ch$60,000 million the yield of our non-interest bearing liabilities. This effects were partly offset by higher lending spreads (based on an active risk-return management) that translated into Ch$46,000 million of higher income, as well as a more competitive funding structure as a result of a flight-to-quality effect that we experienced amid the economic downturn, which increased our current accounts and demand deposits balances by 23.6% year-over-year.

These negative factors were partly offset by a 6.8% increase in fees and commissions income as a result of a positive trend in the stock markets towards the end of 2009 that increased the number of transactions and volumes managed by our mutual funds and securities brokerage subsidiaries, as well as the fees and commissions income arising from traditional banking activity due to the development of the new product “over-draft credit line.” This new product allowed us to soften the impact of a new regulation imposed by the Superintendency of Banks that restricts the ability of banks to charge certain overdraft fees and which negatively affected the income arising from fees and commissions. In addition, our operating expenses decreased by 12.7% in 2009 as compared to 2008, whereas other income (loss), net increased by 67.3%, primarily as a result of a net gain in foreign exchange transactions that more than offset the net financial operating loss.

2009 and 2010. The main factors contributing to our 59.5% annual increase in our net income were:

•

Higher interest income associated with a 6.2% growth in our average balances of total loans in 2010 as compared to 2009 mainly due to a more dynamic economic activity and relatively low interest rates in the local market that encouraged our customers to borrow and undertake their investment projects.

•	Lower funding costs due to an increase of 19.6% in our year-end balances of current accounts and demand deposits in 2010 as compared to 2009.

•	An increase of approximately Ch$124,000 million in our results obtained from a proactive management of our balance sheet UF gap, amid a normalized inflationary scenario in 2010 as compared to 2009.

•

An increase of 16.0% in our net fees and commissions income in 2010 as compared to 2009 mainly due to higher lending and transactional activity, as well as greater volumes traded and managed by our stock brokerage and mutual funds subsidiaries, respectively.

•

A reduction of 34.7% in our provisions for loan losses in 2010 as compared to 2009, mainly due to an improved economic environment, accurate credit assessments of new borrowers and more efficient collection efforts.

The factors described above allowed us to offset a 10.7% increase in our operating expenses in 2010 as compared to 2009, mainly due to higher commercial activity and other expenses related to; the earthquake that struck Chile on February 27, 2010, the one-time impact of information technology projects implemented during the year (contingency sites and data processing center), the implementation of marketing plans intended to enhance our brand recognition and customer loyalty, and greater expenses related to special benefits to our staff for commemorating Chile’s bicentennial.

Net Interest Income

The tables included under the headings “—Interest Revenue” and “—Interest Expense” set forth information regarding our consolidated interest revenue and expenses and average interest earning assets and average interest bearing liabilities for the years ended December 31, 2008, 2009 and 2010. This information is derived from the tables included elsewhere in this annual report under “Item 4. Information on the Company—Selected Statistical Information” and is qualified in its entirety by reference to such information.

	For the Year Ended December 31,						% Increase (Decrease)
	2008		2009		2010		2008/2009	2009/2010
	(in millions of Ch$, except percentages)%

IFRS:
Interest revenue	Ch$	1,659,350	Ch$	900,407	Ch$	1,092,003	(45.7%)	21.3%
Interest expense		(885,263)		(222,883)		(324,506)	(74.8)	45.6

Net interest income	Ch$	774,087	Ch$	677,524	Ch$	767,497	(12.5%)	13.3%

Net interest margin(1)		5.16%		4.38%		4.70%	—	—

(1)	Net interest income divided by average interest-earning assets. The average balances for interest-earning assets, including interest readjustments, have been calculated on the basis of our daily balances and on the basis of monthly balances for our subsidiaries

2008 and 2009. Our net interest income decreased by 12.5% in 2009 as compared to 2008. This reduction was primarily the result of:

•

A deflationary period experienced throughout 2009. The UF experienced a 2.4% decrease in 2009 as compared to a 9.3% increase in 2008. As a result, we earned less interest revenue from our interest-earning assets denominated in UF and funded by interest-bearing liabilities denominated in Chilean pesos. According to our management information system, this factor translated into approximately Ch$137,000 million of lower income.

•

Nominal interest rates that reached historical lows. Throughout 2009, the monetary policy interest rate averaged 1.7%, well below the average 7.1% registered in 2008. Accordingly, we obtained a lower yield of our non-interest bearing liabilities, such as demand deposits. The corresponding impact in our result was of approximately Ch$60,000 million.

The above-mentioned factors were partially offset by higher average lending spreads, that along with the increase of 3.0% in our average interest-earning assets, translated into Ch$46,000 million of higher income, and a more favorable funding structure as a result of a 23.6% annual increase recorded in current account and demand deposit volumes, which translated into a positive effect in results of approximately Ch$31,000 million.

All of these factors derived in a year-over-year net interest margin decrease, from 5.16% in 2008 to 4.38% in 2009.

2009 and 2010. The main factors contributing to our 13.3% annual increase in net interest income were:

•

The positive inflation effect on our UF net asset position. During 2010, the inflation rate (measured as the UF variation) increased by 2.45% as compared to deflation of 2.38% recorded in 2009. This variance, along with a proactive management of our UF net asset position, increased the contribution from that exposure for an amount of approximately Ch$124,000 million in 2010.

•

Higher interest income related to a 6.2% growth in our average balances of total loans in 2010 as compared to 2009 mainly due to a more dynamic economic activity and relatively low interest rates in the local market. The final effect of these higher loan volumes accounted for approximately Ch$4,500 million.

•

An increase of 19.6% in our year-end balances of current accounts and demand deposits in 2010 as compared to 2009, which became an important funding source for us and accounted for 26.0% of our total funding structure.

The factors described above enabled us to offset the effects of lower lending spreads (aligned with improved risk profiles of individuals and companies as a result of the better economic outlook) and still low nominal interest rate that translate into a lower yield of our non-interest bearing liabilities.

As a result of all the factors described above, our net interest margin grew from 4.38% in 2009 to 4.70% in 2010.

Interest Revenue

The following table sets forth information regarding our interest revenue and average interest earning assets for the years ended December 31, 2008, 2009 and 2010:

	For the Year Ended December 31,						% Increase (Decrease)
	2008		2009		2010		2008/2009	2009/2010
	(in millions of Ch$, except percentages)%

IFRS:
Interest revenue	Ch$	1,659,350	Ch$	900,407		1,092,003	(45.7)%	21.3%
Average interest earning assets:
Commercial loans		8,606,424		8,538,745		8,863,082	(0.8)	3.8
Residential mortgage loans		2,167,810		2,359,746		2,698,384	8.9	14.4
Consumer loans		1,848,520		1,872,098		1,997,400	1.3	6.7

Total loans		12,622,754		12,770,589		13,558,866	1.2	6.2
Cash and due from banks		792,521		814,463		848,413	2.8	4.2
Repurchase agreements		52,086		42,755		74,471	(17.9)	74.2
Financial investments		1,379,863		1,628,270		1,519,808	18.0	(6.7)
Loans and advance to banks		158,643		204,703		339,844	29.0	66.0

Total	Ch$	15,005,867	Ch$	15,460,780	Ch$	16,341,402	3.0%	5.7%

Average rates earned on total interest earning assets(1):
Average nominal rates		11.35%		5.83%		6.84%	—	—
Average real rates		7.47%		4.56%		1.91%	—	—

(1)	See “Item 4. Information on the Company—Selected Statistical Information—Average Balance Sheets, Interest Earned on Interest Earning Assets and Interest Paid on Interest Bearing Liabilities.”

2008 and 2009. Interest revenue decreased by 45.7% from 2008 to 2009, primarily as a result of: (i) deflation experienced during 2009, which led to a decrease of 2.4% in the UF, and (ii) due to the low nominal interest rates recorded during 2009 as the Central Bank reduced the monetary policy interest rate to 0.5% towards the end of 2009 in order to foster higher household spending and investment rate. In addition, despite an 18.0% increase in our financial investments, our total interest-earning assets grew by only 3.0% in 2009, mainly due to the lower growth rate of our total loans, which increased by only 1.2% in 2009. These positive effects were more than offset by the interest rate and inflation impacts described above.

2009 and 2010. The 21.3% annual increase of our interest revenue in 2010 as compared to 2009 resulted mainly from: (i) higher nominal interest rates in the local market as a consequence of a positive inflation, which resulted in a higher contribution from our interest earning UF-denominated assets (indexed to inflation), and (ii) a 5.7% increase of our average interest earning assets, mainly due to a 6.2% increase in our average balances of total loans (particularly associated with our expansion in residential mortgage loans) in 2010 as compared to 2009. These factors enabled us to increase the yield of our average interest earning assets from 5.83% in 2009 to 6.84% in 2010, in nominal terms.

Interest Expense

The following table sets forth information regarding our interest expense and average interest bearing liabilities for the years ended December 31, 2008, 2009 and 2010:

	For the Year Ended December 31,						% Increase (Decrease)
	2008		2009		2010		2008/2009	2009/2010
	(in millions of Ch$, except percentages)%

IFRS:
Interest expense	Ch$	885,263	Ch$	222,883	Ch$	324,506	(74.8%)	45.6%

Average interest-bearing liabilities:
Saving accounts and time deposits(1)		7,594,363		7,568,317		7,382,126	(0.3)	(2.5)
Securities under agreements to repurchase		439,345		275,058		182,956	(37.4)	(33.5)
Borrowings from financial institutions		1,223,693		1,197,151		1,365,835	(2.2)	14.1
Debt issued		1,730,996		1,713,629		1,660,440	(1.0)	(3.1)
Other financial obligations		95,202		101,999		132,200	7.1	29.6

Total	Ch$	11,083,599	Ch$	10,856,154	Ch$	10,723,557	(2.1%)	(1.2%)

Average rates paid on total interest bearing liabilities(2):
Average nominal rates		7.99%		2.05%		3.03%	—	—
Average real rates		6.38%		(1.20%)		(2.59%)	—	—
Average (Chilean peso-denominated) non-interest bearing current account and demand deposits		2,703,027		3,133,304		4,085,800	15.9%	30.4%

(1)	Includes interest-earning demand deposits.
(2)	See “Item 4. Information on the Company—Selected Statistical Information—Average Balance Sheets, Interest Earned on Interest Earning Assets and Interest Paid on Interest Bearing Liabilities.”

2008 and 2009. Interest expense decreased 74.8% in 2009 as compared to 2008. This significant decrease was mainly due to the deflation observed during 2009, as well as the sharp decrease in nominal interest rates within the same period. To a lesser extent, the decrease in interest expense was a consequence of an improved funding structure, which resulted from the increase of non-interest bearing liabilities, especially current accounts and demand deposits, which jointly increased by 23.6% in 2009. In addition, average interest-bearing liabilities decreased 2.1% in 2009. The change in our funding structure was fuelled by a flight-to-quality effect that demonstrated the confidence that customers and non-customers have in Banco de Chile, preferring our non-interest bearing instruments, such as current accounts to save their money. This was complemented by low nominal interest rates and the deflation experienced during 2009 that led investors to have a preference for liquidity rather than invest in interest-bearing instruments, such as time deposits and savings accounts.

2009 and 2010. The 45.6% increase in our interest expense in 2010 as compared to 2009 is mostly the result of an inflation of 3.0% in 2010 compared to a deflation of 1.4% in 2009 in response to more optimistic market projections about GDP growth for the Chilean economy. The higher inflation increased the cost of our interest bearing liabilities, which was partly offset by the 1.2% annual decrease in average volumes.

Net Fees and Commissions Income

The following table sets forth certain components of our fees and commissions income (net of fees paid to third parties that provide support for those services for the years ended December 31, 2008, 2009 and 2010:

	For the Year Ended December 31,						% Increase (Decrease)
	2008		2009		2010		2008/2009	2009/2010
	(in millions of Ch$, except percentages)%

IFRS:
Mutual funds	Ch$	41,467	Ch$	45,246	Ch$	61,476	9.1%	35.9%
Insurance		46,668		46,146		49,170	(1.1)	6.6
Current accounts, overdrafts, credit lines and credit cards		64,735		64,993		72,685	0.4	11.8
Sight accounts and ATMs		20,502		21,072		21,225	2.8	0.7
Stock brokerage		8,838		12,177		23,752	37.8	95.1
Collection of over-due loans		15,046		16,628		17,870	10.5	7.5
Cash management services		13,664		12,294		13,715	(10.0)	11.6
Letters of credit, guarantees, collateral and other contingent loans		9,109		12,599		14,167	38.3	12.4
Custody and trust services		5,221		4,989		4,838	(4.4)	(3.0)
Foreign trade and currency exchange		4,310		5,085		4,760	18.0	(6.4)
Financial advisory services		6,773		7,860		4,800	16.0	(38.9)
Credits and factoring		2,500		3,912		5,932	56.5	51.6
Collection services		1,553		1,622		1,383	4.4	(14.7)
Teller services expenses		(5,268)		(2,548)		(2,054)	(51.6)	(19.4)
Credit pre-evaluation services		(1,448)		(481)		(1,821)	(66.8)	278.6
Other		691		261		364	(62.2)	39.5

Total	Ch$	234,361	Ch$	251,855	Ch$	292,262	7.5%	16.0%

2008 and 2009. Net fees and commissions income increased by 7.5% in 2009 as compared to 2008. The main factors driving this increase were as follows:

•

An excellent performance of some of our subsidiaries during 2009. Banchile Securities Brokerage benefited from higher trading volumes in the stock market throughout the second semester of 2009, which allowed it to raise fees and commissions related to stock brokerage by 37.8% in 2009 as compared to 2008. Similarly, fees and commissions related to mutual funds management increase by 9.1% in 2009 as compared to 2008, as the volume of assets under management of our mutual funds subsidiary (Banchile Administradora General de Fondos) increased by 31% as a result of low nominal interest rates that discouraged investors to take positions in fixed-income securities, as well as the creation of new mutual funds specially designed to meet investors’ needs.

•

A 38.3% increase in fees and commissions income from letters of credit, guarantees, collateral and other contingent loans, which rose from Ch$9,109 million in 2008 to Ch$12,599 million in 2009, mainly due to the increase of Ch$2,845 million and Ch$1,342 million in guarantees and letters of credits, respectively.

•

An 18.0% increase in fees and commissions income from foreign trade and currency exchange during a year marked by volatility in the foreign exchange markets, which led investors to take and defease positions in order to reduce their exposure to market risks.

•

An increase of 16.0% in fees and commissions income from financial advisory, an increase of 56.5% in fees and commissions income from credits and factoring and an increase of 10.5% in fees and commissions income from collection of overdue loans.

2009 and 2010. The main factors contributing to our 16.0% increase in our net fees and commissions income were:

•

Higher commercial activity from two of our main subsidiaries which benefited from a better economic outlook for the local economy and relatively low interest rates that encouraged investors to reinvest in riskier assets, such as stocks and mutual funds during 2010. Our mutual funds subsidiary increased its assets under management by 14.3% in 2010 as compared to 2009, which translated into an increase of 35.9% (or Ch$16,230 million) in its net fees and commissions income during the same period. Similarly, the stocks trading turnover handled by our securities brokerage subsidiary rose by 26.6% in 2010 as compared to 2009 that, along with the settlement of several one-off transactions, led to an increase of 95.1% (or Ch$11,575 million) in the subsidiary’s net fees and commissions income during the same period.

•

Higher fees and commissions from the effectiveness of our improved cross-selling strategies for core banking products, such as current accounts, overdrafts, credit lines, and credit cards. The total amount of commissions from these products reached Ch$72,685 million in 2010, which represents an increase of 11.8% (or Ch$7,692 million) as compared to the Ch$64,993 million in 2009. This is the result of specific products and marketing plans, designed and implemented by our new Credit and Debit Cards Division, intended to enhance customer loyalty and the use of our credit cards. Also, the economic rebound encouraged customers to increase their consumption and therefore the monthly amount of transactions with credit cards.

•

An increase of 51.6% (or Ch$2,020 million) in our net fees and commissions income from a higher demand for credits and factoring in 2010 as compared to 2009, as a result of more dynamism in the Chilean economy during 2010 as compared to 2009.

These factors were partly offset by a 38.9% (or Ch$3,080 million) decrease in fees and commissions from financial advisory activities mainly due to lower activity in connection with debt restructuring in 2010 as compared to 2009, when our financial advisory subsidiary benefited from the higher demand amid the economic downturn.

Other Income (Loss), Net

Other income (loss), net, consists of net gains and losses from financial operating income, net gains and losses from foreign exchange transactions and other operating income. Financial operating income results include gains and losses realized on the sale of securities, gains and losses from the mark to market of securities and interest rate and currency derivatives at the end of the period. Net gains and losses from foreign exchange transactions include gains and losses realized upon the sale of foreign currency and foreign exchange derivatives and gains and losses arising from the period-end translation of foreign currency denominated assets and liabilities into pesos. Foreign exchange results also include net adjustments on U.S. dollar-indexed domestic currency transactions and existing interest rate differences in currency derivatives.

The following table sets forth certain components of our other income (loss), net, for the years ended December 31, 2008, 2009 and 2010:

	For the Year Ended December 31,						% Increase (Decrease)
	2008		2009		2010		2008/2009	2009/2010
	(in millions of Ch$, except percentages)%

IFRS:
Net financial operating income
Interest accrued on trading securities	Ch$	49,011	Ch$	4,518	Ch$	9,248	(90.8%)	104.7%
Gains (losses) on sales and mark to market		(6,748)		32,758		31,536	—	(3.7)
Gains (losses) on derivatives contracts		340,856		(175,455)		(23,342)	—	(86.7)
Gains from sales of loans		1,717		—		(150)	(100.0)	—

Total net financial operating income		384,836		(138,179)		17,292	—	—

Foreign exchange transactions, net		(353,012)		220,999		63,762	—	(71.1)
Other operating income		30,937		22,739		23,584	(26.4)	6.3

Total	Ch$	62,761	Ch$	105,559	Ch$	104,638	67.3%	(0.4%)

2008 and 2009. Other income (loss), net, increased by 67.3% from 2008 to 2009. Foreign exchange transactions became positive mainly due to the depreciation of the Chilean peso, which improved our net results related to liabilities in U.S. dollars, from which this item changed from a net loss of Ch$353,012 million in 2008 to a net gain of Ch$220,999 in 2009. Total net financial operating income significantly decreased in 2009, mainly due to the drop in gains (losses) on derivative contracts. This decrease was due to a net asset position in U.S.$/Ch$ forward contracts in an environment of decreasing exchange rates during 2009 as compared to the devaluation experienced by the Chilean peso during 2008, especially in the second semester of that year. Other operating income amounted to Ch$22,739 million in 2009, which represented a 26.4% decrease as compared to 2008, primarily as a result of income that approximately amounted to Ch$10,400 million in 2008 as a consequence of the sale of a portion of our stocks in Visa Inc.

2009 and 2010. The slight (0.4%) decrease in our net other income in 2010 as compared to 2009 is primarily explained by lower results from the management of derivative contracts, net of foreign exchange transactions, that decreased by 11.3% from Ch$45,544 million in 2009 to Ch$40,420 million in 2010. This decrease is the result of a combination of different market factors, such as: (i) lower trading volumes during 2010 as compared to 2009 due to lower foreign exchange rate volatility and (ii) a spread compression effect during 2010 as compared to 2009. This decrease was mostly offset by higher results from our investment portfolio, whose income from interest accrued, sales and mark-to-market increased by 9.4%, from Ch$37,276 million in 2009 to Ch$40,784 million in 2010.

Provisions for Loan Losses

We recognize allowances to cover possible credit losses in accordance with IFRS as issued by the IASB. For statistical information with respect to our substandard loans and allowances for loan losses, see “Item 4. Information on the Company—Selected Statistical Information” and Note 10(b) to our audited consolidated financial statements as of and for the year ended December 31, 2010. According to regulations applicable to such periods, the amount of provisions charged to income in any period consists of net provisions for possible loan losses.

The following table sets forth information with respect to our provisions and allowances for loan losses and charge-offs for each of the years ended December 31, 2008, 2009 and 2010:

	For the Year Ended December 31,						% Increase (Decrease)
	2008		2009		2010		2008/2009	2009/2010
	(in millions of Ch$, except percentages)%

IFRS:
Provisions:
Net provisions for loan losses	Ch$	149,374	Ch$	241,345	Ch$	157,651	61.6%	(34.7%)
Gross provisions for loan losses		189,022		268,224		189,820	41.9	(29.2)
Total loan loss recoveries		39,648		26,879		32,169	(32.2)	19.7
Charge-offs:
Total charge-offs		112,989		181,793		149,093	60.9	(18.0)
Net charge-offs		73,341		154,914		116,924	111.2	(24.5)
Other asset quality data:
Total loans	Ch$	13,685,572	Ch$	13,191,256	Ch$	14,377,995	(3.6)	9.0
Allowances for loan losses		225,105		312,101		348,027	38.6	11.5
Allowances for loan losses as a percentage of total loans		1.64%		2.37%		2.42%	—	—
Provisions for loan losses as a percentage of average loans		1.18%		1.89%		1.16%	—	—

2008 and 2009. Provisions for loan losses increased by 61.6% in 2009 as compared to 2008, principally as a result of:

•

An increase in our provisions and loan losses related to our retail banking segment by 35.3% in 2009 as compared to 2008, since the deterioration in macroeconomic indicators, such as unemployment, consumer confidence and GDP growth, negatively impacted the risk profiles of those customers evaluated through grouped credit risk models. Furthermore, in 2009 we developed and implemented a new rating model for small and medium-sized companies that implied a one-time allowance, which amounted to approximately Ch$4,500 million.

•

Deteriorated risk profiles of certain corporate customers, such as the Chilean salmon industry that faced productive difficulties (like ISA virus) and some retailers that overcame commercial complexities due to the economic crisis. These issues negatively impacted the results of operations and payment capacity of those customers, leading us to increase related provisions for loan losses by 72.6% in our wholesale segment.

•	A decrease of 32.2% in our recoveries in 2009 as compared to 2008, despite our increased efforts to improve our collection services.

Accordingly, our credit quality indicators experienced a significant deterioration. Our ratio of provisions to average loans increased from 1.18% in 2008 to 1.89% in 2009.

2009 and 2010. The 34.7% (or Ch$83,694 million) decrease in provisions for loan losses in 2010 as compared to 2009 is mainly the consequence of an improved local economy that increased our customers’ payment capacity. This trend was reinforced by effective credit approval processes. Thus, regarding our provisions for loan losses, particularly noteworthy are:

•

A decrease of 19.9% in provisions for loan losses related to our Retail Banking segment in 2010 as compared to 2009, as a result of improved economic indicators that benefited customers evaluated through grouped credit risk models.

•

A decrease of 38.2% in provisions for loan losses associated with our Wholesale Banking segment in 2010 as compared to 2009, as a result of both the local economy’s rebound and the ability of certain industrial sectors to partly overcome difficulties faced in 2009, which led us to improve credit risk scoring for certain sectors and corporate customers, and consequently reduce the corresponding provisions for loan losses.

These reductions in our segments’ provisions for loan losses were also fuelled by an increase of 19.7% in our recoveries from Ch$26,879 million in 2009 to Ch$32,169 million in 2010, as a result of a greater efficiency in our collection processes that were redesigned and improved during 2010.

As a result of the factors described above, our credit quality indicators improved in 2010 as compared to 2009, almost returning to pre-crisis levels. Our ratio of provisions to average loans decreased from 1.89% in 2009 to 1.16% in 2010.

Operating Expenses

The following table sets forth information regarding our operating expenses for the years ended December 31, 2008, 2009 and 2010:

	For the Year Ended December 31,						% Increase (Decrease)
	2008		2009		2010		2008/2009	2009/2010
	(in millions of Ch$, except percentages)%
IFRS:
Personnel expenses	Ch$	305,555	Ch$	256,782	Ch$	272,737	(16.0%)	6.2%
Administrative expenses:
Advertising		26,447		17,943		23,182	(32.2)	29.2
Building maintenance		22,450		21,611		25,647	(3.7)	18.7
Rentals and insurance		18,749		17,905		18,419	(4.5)	2.9
Office supplies		7,985		6,818		5,735	(14.6)	(15.9)
Other expenses		107,924		112,721		124,686	4.4	10.6

Total administrative expenses	Ch$	183,555	Ch$	176,998		197,669	(3.6)	11.7
Impairments		—		—		1,044	—	—
Depreciation and amortization		39,070		36,447		34,964	(6.7)	(4.1)
Other operating expenses		35,312		21,522		37,813	(39.1)	75.7

Total	Ch$	563,492	Ch$	491,749		544,227	(12.7%)	10.7%

2008 and 2009. Our operating expenses decreased by 12.7% in 2009 as compared to 2008. This variation was in line with our long-term focus on cost control and efficiency. The key factors that caused the decrease in our operating expenses were:

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

•

expenses of approximately Ch$58,000 million in 2008 related to our merger with Citibank Chile and, to a lesser extent, bonuses paid as part of the negotiations related to collective bargaining agreements entered into by us and our subsidiaries.

2009 and 2010. The main factors that explained the 10.7% (or Ch$52,478 million) increase in our operating expenses in 2010 as compared to 2009 can be summarized as follows:

•

An increase of approximately Ch$16,000 million in personnel expenses, mainly due to: (i) higher commercial activity during 2010 as compared to 2009 that led to a greater amount of variable compensation for our sales force, (ii) the effect of inflation on the wages of our employees, and (iii) a special bonus of approximately Ch$3,000 million granted to our employees in connection with the celebration of Chile’s 200th anniversary.

•

Approximately Ch$14,000 million of additional marketing and advertising expenses in 2010 as compared to 2009 associated with: (i) the enhancement of our customer loyalty program intended to reinforce the use of our credit cards (an increase of approximately Ch$8,300 million in 2010 as compared to 2009), and (ii) advertising campaigns carried out in 2010 in order to increase our brand recognition and presence in certain market segments, especially associated with retail banking (which resulted in an increase of approximately Ch$5,200 million in 2010 as compared to 2009).

•	Charge-offs of approximately Ch$6,440 million associated with over-accrued commissions related to current accounts.

•	An increase of approximately Ch$5,400 million in IT expenses mainly due to costs associated with the implementation of our new data processing systems and contingency sites.

•

Expenses associated with the February 27, 2010 earthquake that consisted of: (i) approximately Ch$5,000 million related to fixed-assets write-offs and repairs, (ii) Ch$1,000 million associated with financial support to our employees and a cash donation in a fund-raising campaign for the post-quake reconstruction process, and (iii) reimbursements of nearly Ch$2,500 million related to insurance policies as a result of damage to infrastructure caused by the earthquake.

Income Tax

The statutory corporate income tax rate in Chile was 17% in 2009 and 2008, and 20% in 2010. Under Law No. 19,396 we are permitted to deduct dividend payments made to SAOS from our taxable income. Consequently, our effective tax rate is significantly lower than the statutory corporate income tax rate because of the deduction of such dividend payments from our taxable income. Additionally, but to a lesser extent, differences in the tax treatment for monetary correction, as well as provisions on individual loans and for charge-offs related to past-due loans have an impact on our effective tax rate. Finally, all real estate taxes paid on properties that are leased to customers are deductible from our taxable income.

2008 and 2009. In 2009, despite a lower net income before taxes as compared to 2008, we recorded a tax expense of Ch$40,389 million as compared to a tax expense of Ch$35,313 million in 2008. This increase was primarily attributable to a higher effective tax rate, which increased from 9.8% in 2008 to 13.4% in 2009, primarily due to the significant impact of price level restatement in 2008 that did not carry over into 2009. The Chilean Revenue Service allows a deduction from taxable net income of the effect of inflation on our equity, which is not allowed in an environment of deflation.

Accordingly, despite the higher net income before tax attained in 2008, the inflation registered in 2008 allowed us to significantly reduce the taxable net income in 2008, whereas, for taxation purposes, deflation had no effect on our net income before tax in 2009. To a lesser extent, the higher effective tax rate in 2009 can be explained by a tax provision of Ch$3,052 million established by us for potential tax payments to the Chilean Revenue Service arising from a review process carried out by the Chilean

Revenue Service intended to determine the tax effects of write-offs related to secured loans granted by us during 2007 and 2008.

2009 and 2010. Our income tax reached Ch$46,513 million in 2010, which corresponds to a 15.2% (or Ch$6.124 million) increase from the figure reported in 2009. The income tax increase is lower than the 53.6% increase in our income before taxes, which resulted in a reduction of our effective tax rate from 13.4% in 2009 to 10.0% in 2010.

As explained above, the Chilean Revenue Service permits the deduction of the effect of inflation on our equity from our taxable net income which contributed to a decrease in our effective tax rate in 2010 as the inflation equaled 3.0% during the year as compared to the deflation of 1.4% experienced in 2009, in each case as reported by the Chilean Statistics Institute. This variance led to a decrease in our 2010 taxable base associated with the effect of a positive inflation on our equity, which did not take place in 2009. Additionally, the decrease in our effective tax rate is also attributable to differences between amounts previously accrued for income taxes and amounts paid during the year ended December 31, 2009.

On July 31, 2010, the Chilean congress enacted Law No. 20,455 in response to the February 27, 2010 earthquake, which temporarily increases corporate income tax rates from 17.0% to 20.0% for the fiscal year ending December 31, 2011 and 18.5% for the fiscal year ending December 31, 2012. In 2013, the income tax rate is expected to return to 17.0%.

Business Segments

To the extent that it is available and is useful in analyzing our results, we have included information on a consolidated basis by business segments, disclosed under our internal reporting policies. A summary of differences between IFRS and our internal reporting policies is presented under “—Summary of Differences between Internal Reporting Policies and IFRS.”

For management purposes, we have organized our operations and commercial strategies into four business segments, which are defined in accordance with the type of products and services offered to target customers. These business segments are currently defined as follows:

Retail Banking: This segment is focused on individuals, as well as small and medium-sized companies whose annual sales do not exceed Ch$1,500 million. The segment’s value proposition is primarily focused on consumer loans, commercial loans, current accounts, credit cards, credit lines and mortgage loans.

Wholesale Banking: This segment is focused on corporate clients and large companies whose annual revenues exceed Ch$1,500 million. This segment offers products and services focused on commercial loans, current accounts, liquidity management services, debt instruments, foreign trade, derivative contracts and leases, as well as corporate finance transactions.

Treasury and money market operations: The revenue generated by this segment relates to the management of our liquidity and net positions subject to market risks. This segment also includes results of our securities portfolio, our derivatives positions and currency trading.

Operations through subsidiaries: This segment corresponds to all companies controlled by us whose results are obtained individually by the respective company. As of December 31, 2010, this business segment consisted of the following companies:

•	Banchile Trade Services Limited;

•	Banchile Administradora General de Fondos S.A.;

•	Banchile Asesoría Financiera S.A.;

•	Banchile Corredores de Seguros Ltda.;

•	Banchile Factoring S.A.;

•	Banchile Corredores de Bolsa S.A.;

•	Banchile Securitizadora S.A.;

•	Socofin S.A.; and

•	Promarket S.A.

The accounting policies described in the summary of accounting principles in “—Critical Accounting Policies” apply to all business segments. Matters such as the evaluation of segment performance and decision-making processes regarding goals and allocation of resources for each segment are based on a cost-benefit analysis and are aligned with our strategic goals.

In order to measure each segment’s financial performance, we use a business segment-based profitability system, which allows us to obtain information for each business segment relative to income, balances, revenues and expenses, among other indicators. This system has been internally developed in order to serve our specific requirements and we continuously work to improve it. In addition, business segment information is subject to general internal auditing procedures to ensure its integrity within management decision-making.

The financial information used to measure the performance of our business segments is not necessarily comparable with similar information from other financial institutions because it is based on our internal reporting policies. The accounting policies used to prepare our operating segment information are similar to those described in Note 2(g) to our audited consolidated financial statements as of and for the year ended December 31, 2010 appearing elsewhere in this annual report, except as noted below:

•

The net interest margin of loans and deposits is measured on an individual transaction and individual client basis, stemming from the difference between the effective customer rate and our related fund transfer price in terms of maturity, re-pricing and currency.

•

The results associated with gap management (interest rate and currency mismatches) are allocated to the business segments by considering the amount of loans and demand deposits managed by each segment.

•	The internal performance profitability system considers capital allocation in each segment in accordance with Basel guidelines.

•

In addition to direct costs (consisting mainly of labor and administrative expenses of the business segments), we allocate all of our direct and indirect operating costs of back office and support units to each business segment by utilizing the most relevant business driver to assign such costs to the specific segment.

•

We apply Chilean GAAP, as required by the Superintendency of Banks, when measuring and recording allowances for loan losses, assets received in lieu of payments, minimum dividend allowances and other minor items for internal reporting purposes. These accounting principles significantly differ in certain respects from IFRS. A description of these differences is presented below under “—Summary of Differences between Internal Reporting Policies and IFRS.”

Net Income by Business Segment

The following table sets forth net income before tax expenses by business segment in accordance with our internal reporting policies for each of the years ended December 31, 2008, 2009 and 2010:

	For the Year Ended December 31,						% Increase (Decrease)
	2008		2009		2010		2008/2009	2009/2010
	(in millions of Ch$, except percentages)%
BANK’S INTERNAL REPORTING POLICIES:
Retail banking	Ch$	153,670	Ch$	116,728	Ch$	182,114	(24.0%)	56.0%
Wholesale banking		163,801		76,617		107,826	(53.2%)	40.7%
Treasury and money market operations		29,068		51,617		64,862	77.6%	25.7%
Subsidiaries		38,770		52,522		62,237	35.5%	18.5%
Other		(6,164)		—		—	(100.0%)	—

Net income before taxes	Ch$	379,145	Ch$	297,484	Ch$	417,039	(21.5%)	40.2%

Retail Banking

2008 and 2009. The 24.0% decrease in the net income before taxes of our retail banking business segment in 2009 was primarily attributable to:

•

A 35.3% increase in provisions for loan losses, from Ch$114,358 million in 2008 to Ch$154,685 million in 2009. This increase was fuelled by the global financial crisis, which led to a deterioration of customer risk profiles and consequently to increasing provisions for loan losses in order to offset potential credit quality problems.

•

The deflation observed during 2009, with a UF that decreased by 2.4% in the year as compared to the increase of 9.3% recorded during 2008. This reduced the contribution of the segment’s UF net asset position and mostly offset the 5.5% annual increase recorded by the segment’s loan portfolio. As a result, the segment’s net interest revenue only rose by 1.0%

2009 and 2010. The 56.0% increase in net income before taxes of our retail banking segment in 2010 as compared to 2009 consists of a 40.0% growth in net income before taxes of our Commercial Division and a 561.0% increase in the net income before taxes of our Consumer Finance Division. These increases were mainly driven by:

•

An increase of 14.1% in the year-end balance of the segment’s loan portfolio in 2010 as compared to 2009. This increase was associated with the growth posted by the loan portfolios of both our Commercial Division (an increase of 14.9%) and our Consumer Finance Division (an increase of 7.1%). Also, according to our management information system, all of the segment’s credit products reported double digit growth rates, such as the growth of 16.5% recorded by our Commercial Division in residential mortgage loans, the product with the most significant increase.

•	The impact of a normalized inflation rate on the segment’s UF net asset position.

•

A decrease of 19.9% in the segment’s provisions for loan losses in 2010 as compared to 2009. This reduction was prompted by a decrease of 25.5% in provisions for loan losses associated with our Consumer Finance Division in 2010 as compared to 2009 and a decrease of 15.9% in provisions for loan losses related to our Commercial Division. These improving trends were in line with positive economic indicators for the local economy throughout 2010 that favored customers evaluated through grouped credit risk models.

•

An increase of 6.8% in the segment’s income from fees and commissions, mainly due to greater commissions from a higher activity in current accounts, credit cards and ATMs, especially in our Commercial Division.

The factors described above offset the 15.9% increase in the segment’s operating expenses in 2010 as compared to 2009, mainly due to greater infrastructure expenses associated with the February 27, 2010 earthquake, commercial initiatives intended to reinforce customer loyalty through higher use of our credit cards (an increase of approximately Ch$8,500 million in 2010 as compared to 2009) and the recognition of approximately Ch$10,000 million in the segment’s profit and loss statement related to the allocation of part of the countercyclical allowances established by our board of directors during the fourth quarter of 2010 as permitted by the new regulation described under “Item 4. Information of the Company—Regulation and Supervision—New Guidelines for Credit Classification and Provisions Procedures for Loans.”

Wholesale Banking

2008 and 2009. The 53.2% decrease in the wholesale business segment’s net income before taxes in 2009 was mainly attributable to:

•

A 72.6% annual increase in the segment’s provisions for loan losses from Ch$39,740 million in 2008 to Ch$68,137 million in 2009. This significant increase was a result of both the economic downturn, and commercial and productive difficulties faced by certain corporate customers during the year, which reduced customers’ payment capacity.

•

A lower contribution from demand deposits fuelled by the lower interest rates recorded in 2009 as compared to 2008. This was the result of the monetary stimulus prompted by the Central Bank, which reduced the monetary policy interest rate to the historical low of 0.5%.

•	A 10.8% reduction in the segment’s loan portfolio, mainly due to the deteriorated economic conditions that led large companies and corporation to postpone investment projects.

•	The impact of deflation on the segment’s net interest revenue. As mentioned earlier, the deflation experienced during 2009 reduced the contribution of the segment’s UF net asset position.

The factors mentioned above were partly offset by a decrease of 18.6% in the segment’s operating expenses, mainly as a result of the lower commercial activity and cost control actions, as well as by 12.0% increase in the segment’s income from fees and commissions.

2009 and 2010. The 40.7% annual increase in net income before taxes of our Wholesale Banking segment in 2010 as compared to 2009 consists of a 208.4% growth in net income before taxes of our Large Companies and Real Estate Division that offset the 27.0% decrease in net income before taxes of our Corporate Division. This net increase was mainly explained by:

•

A decrease of 38.2% in provisions for loan losses in 2010, mainly as a result of the local economy’s rebound, our effective credit processes, the ability of certain industrial sectors to partly overcome productive and commercial difficulties faced in 2009 and the effect of the exchange rate (Ch$/U.S.$) decrease on the provisions for loan losses linked to U.S. dollar-denominated loans.

•	An increase of 28.5% in the segment’s net fees and commissions in 2010 as compared to 2009, mainly as a result of higher commissions from credit and factoring, as well as cash management services.

•	An increase of 3.8% in the year-end balance of the segment’s loan portfolio in 2010 as compared to 2009.

•	The effects of a normalized inflationary scenario that, along with a proactive management of the segment’s UF exposure, increased the contribution from the segment’s UF net asset position.

The factors described above offset an increase of 15.5% in the segment’s operating expenses in 2010 as compared to 2009 mainly due to a charge of approximately Ch$30,000 million in the segment’s profit and loss statement as a result of: (i) the recognition of approximately Ch$22,000 million associated with contingency provisions (accounted as other operating expenses) established by us during the fourth quarter of 2010 in order to comply with the new regulation of provisioning for individually evaluated loan portfolios (see “Item 4. Information of the Company—Regulation and Supervision—New Guidelines for Classifying and Provisioning of the Loan Portfolio” for more information) and (ii) a charge of nearly Ch$10,000 million in the segment’s profit and loss statement related to the allocation of part of the countercyclical allowances established by our board of directors during the fourth quarter of 2010 as permitted by the new regulation described under “Item 4. Information of the Company—Regulation and Supervision—New Guidelines for Credit Classification and Provisions Procedures for Loans.”

Treasury and Money Market Operations.

2008 and 2009. The treasury and money market operations business segment’s net income (before taxes) increased from Ch$29,068 million in 2008 to Ch$51,617 million in 2009, which represents a 77.8% annual increase. This increase was primarily a result of:

•	The better performance of interest rate positions (maturity mismatch).

•	Net gains from our trading and available-for-sale portfolios.

2009 and 2010. The 25.7% increase in net income before taxes of our Treasury and Money Market segment in 2010 as compared to 2009 was mainly due to:

•	Higher operating revenues from intraday trading and overnight positions.

•	Positive results associated with trading and available-for-sale securities.

The factors described above offset an increase of 52.1% (or approximately Ch$4,400 million) in the segment’s operating expenses in 2010 as compared to 2009, mainly due to higher expenses associated with: (i) the higher activity in bond issuances and foreign funding, (ii) severance payments, and (iii) increased IT related expenses in connection with the implementation of a new business platform.

Operations through Subsidiaries

2008 and 2009. Our subsidiaries recorded a 35.5% annual increase in net income before taxes in 2009 as compared to 2008, primarily due to:

•

An increase of 11.9% in the net income of our securities brokerage subsidiary, as a result of a 9.9% annual increase in the stock trading turnover. Also, our securities brokerage subsidiary recorded higher income associated with the trading of fixed-income securities, as investors searched for fixed-income securities amid the uncertainty observed in the financial markets.

•

An increase of 12.3% in the results of Banchile Administradora General de Fondos generated by a 30.8% increase in the average volume of assets under management, which derived in greater income from fees and commissions.

•

An increase of 17.1% in the net income of our financial advisory subsidiary mainly due to a higher activity in equity, bond and advisory business, especially in those businesses related to debt restructuring.

•

The greater net income recorded by our factoring subsidiary, which increased from Ch$3,401 million in 2008 to Ch$7,194 million in 2009, mainly due to the positive impact of deflation on the UF net liability position held by our factoring subsidiary, which reduced its cost of funding.

2009 and 2010. The 18.5% increase in net income before taxes of our subsidiaries in 2010 as compared to 2009 was mainly driven by:

•

An increase of 49.6% in net income from our stock brokerage subsidiary in 2010 as compared to 2009, mainly as a result of: (i) an increase of 78.3% in fees and commissions from Ch$14,921 million in 2009 to Ch$26,600 million in 2010 associated with a 26.6% growth recorded in the stock trading turnover, and (ii) the settlement of several one-off transactions.

•

An increase of 78.4% in net income before taxes from our mutual funds subsidiary as a consequence of a 43.8% rise in fees and commissions from our mutual funds subsidiary in 2010 as compared to 2009, mainly as a result of the 14.3% increase in the average volume of assets under management during 2010 as compared to 2009 and due to the evolution of our portfolio mix that shifted from fixed to variable-income securities reflecting a more optimistic economic outlook. Also, worth noting is the growth observed in the number of participants in our mutual funds of 10.3% in 2010 as compared to 2009.

•	An increase of 25.9% in the average volume of insurance policies sold by our insurance brokerage subsidiary in 2010 as compared to 2009.

The factors described above offset: (i) a decrease of Ch$2,942 million in net income from our financial advisory subsidiary in 2010 as compared to 2009 due to the lower debt restructuring activity, which had grown significantly in 2009 during the financial crisis and (ii) a decrease of Ch$6,075 million in net income from our factoring subsidiary in 2010 as compared to 2009, mainly as a result of the effects of a normalized inflationary scenario on the subsidiary’s UF net liability position.

Summary of differences between internal reporting policies and IFRS

We prepare our business segments’ financial information in accordance with our internal reporting policies, which differ in certain significant aspects from IFRS. The following table sets forth net income and equity for the years ended December 31, 2008, 2009 and 2010 in accordance with our internal reporting policies and under IFRS:

	Year Ended December 31,
	2008		2009		2010
	(in millions of Ch$)
Net income before taxes (Internal Reporting Policies)	Ch$	379,145	Ch$	297,484	Ch$	417,039
Reconcilliation to IFRS		21,222		4,651		47,089
Net income before taxes (IFRS)		400,367		302,135		464,128
Net income (Internal Reporting Policies)		347,439		257,887		378,530
Net income (IFRS)		365,054		261,746		417,615
Equity (Internal Reporting Policies)		1,321,753		1,392,748		1,404,127
Equity (IFRS)	Ch$	1,505,318	Ch$	1,600,985	Ch$	1,694,325

Some differences exist between our net income and equity as determined in accordance with our internal reporting policies, which are used for management reporting purposes, as presented in the segment information, and our net income and equity as determined under IFRS, as presented in our consolidated financial statements.

The most significant differences are as follows:

Under internal reporting policies, our merger with Citibank Chile was accounted for under the pooling-of-interest method, while under IFRS, and for external financial reporting purposes, the merger of the two banks was accounted for as a business combination in which we were the acquirer as required by IFRS 3 “Business Combinations.” Under IFRS 3, we recognized all acquired net assets at fair value as determined at the acquisition date, as well as the goodwill resulting from the purchase price consideration in excess of net assets recognized. As a result of these accounting policy differences, the impact on our net income under IFRS is Ch$6,450 million lower than our internally reported net income in 2008, 2009, and 2010.

For internal reporting purposes, allowances for loan losses are calculated based on specific guidelines set by the Superintendency of Banks based on an expected losses approach. Under IFRS, IAS 39 “Financial instruments: Recognition and Measurement,” allowances for loan losses should be adequate to cover losses in the loan portfolio at the respective balance sheet dates based on an analysis of estimated future cash flows. According to internal reporting policies, we record additional allowances related to expected losses not yet incurred, whereas under IFRS these expected losses may not be recognized. As a result of these accounting policy differences, the impact on our net income under IFRS is Ch$27,843 million, Ch$5,298 million and Ch$49,003 million higher than our net income internally reported in 2008, 2009, and 2010, respectively.

For internal reporting purposes, assets received in lieu of payments are measured at historical cost or fair value, less cost to sell, if lower, on a portfolio basis and written-off if not sold after a certain period in accordance with specific guidelines set by the Superintendency of Banks. Under IFRS, these assets are deemed non-current assets held-for-sale and their accounting treatment is set by IFRS 5 “Non-Current Assets Held for Sale and Discontinued Operations.” In accordance with IFRS 5 these assets are measured at historical cost or fair value, less cost to sell, if lower. Accordingly, under IFRS these assets are not written off unless impaired. As a result of this accounting policy difference, the impact on our net income under IFRS is Ch$4,188 million, Ch$3,838 million and Ch$4,099 million higher than our net income internally reported in 2008, 2009 and 2010 respectively.

Chilean banks are required to distribute at least 30% of their net income to shareholders unless the shareholders unanimously approve the retention of profits. A bank may, however, be prohibited from distributing to shareholders even this 30% of its net income if such distribution would cause the bank to violate certain statutory capital requirements. In accordance with internal reporting policies, we record a minimum dividend allowance based on our distribution policy, which requires distribution of at least 70% of the period’s net income, as permitted by the Superintendency of Banks. During 2008, 2009 and 2010, the Bank recorded allowances of Ch$190,698 million, Ch$180,519 million and Ch$242,503 million, respectively. Under IFRS, only the portion of dividends that is required to be distributed by Chilean Law must be recorded, i.e., 30% as required by Chilean Corporations Law. This accounting difference does not lead to differences in net income.

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

Liquidity risk can be technically broken down into two types of risks: trading liquidity risk and funding liquidity risk. Trading liquidity risk deals with the inability to defease cash positions (bonds, loans, etc.) and/or offset price risks generated by derivatives transactions and funding liquidity risk is related to the our inability to raise funds. Both risks can lead to potentially adverse scenarios that might make the bank unable to meet its payment obligations and/or potential payment obligations when they become due.

These two risks are jointly managed but by utilizing different tools, as detailed below.

Trading Liquidity Risk Management

Holding a stake of debt instruments with deep secondary markets ensures trading liquidity. Central Bank and government instruments and short-term banks’ time deposits show these characteristics. These kinds of instruments are held in our trading portfolio and comprise some portion of the Available-for-Sale (“AFS”) portfolio. In addition, mortgage bonds issued by banks resident in Chile and corporate bonds are also part of the AFS portfolio.

Even though mortgage and corporate bonds show much less trading liquidity than Central Bank and government instruments, the former may be sold to the Central Bank under repurchase agreements. Government instruments and short-term banks’ time deposits are also eligible to be sold to the Central Bank under repurchase agreements.

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

In addition to our own metrics in place to monitor liquidity, the Central Bank and the Superintendency of Banks have established regulations regarding liquidity, which include: minimum reserve requirements for deposits, minimum “technical” reserve requirements and maximum expected outflows for the following 30 and 90 days.

The Central Bank has established a minimum reserve of 9.0% for demand deposits and 3.6% for time deposits. The reserve requirement must be complied with separately by currency (Chilean Peso and foreign currencies).

In addition, we are subject to a “technical” reserve requirement applicable to all banks that operate in Chile. The daily balance of deposits and obligations payable on demand, except for obligations with other banks, may not exceed 2.5 times the amount of the bank’s Regulatory Capital. Deposits and obligations payable on demand include:

•	deposits in current accounts;

•	other demand deposits or obligations payable on demand and incurred in the ordinary course of business;

•	savings deposits that allow unconditional withdrawals that bear a stated maturity; and

•	other deposits unconditionally payable immediately.

Chilean banks are not required, however, to maintain the minimum reserves referred to above for deposits and obligations subject to this “technical” reserve.

Chilean regulations also require that the expected outflows within the following 30 days not exceed the amount of a bank’s Basic Capital and the expected outflows within the following 90 days not exceed twice the amount of a bank’s Basic Capital. Expected outflows may include behavioral assumptions. Measurements must be made by currency separately.

Mandatory metrics requested by the Superintendency of Banks and other metrics developed by us utilizing internal models are prepared daily by independent units within the Corporate/Market Risk Management. These reports are submitted daily to the corresponding Treasury areas, which are in charge of overseeing and managing our liquidity. The Country Asset Liability Committee also monitors these metrics on a monthly basis.

Given our internal metrics and policies, we believe that our working capital is sufficient to meet our present needs.

Cash Flows

The tables below set forth our principal sources of cash. Our subsidiaries are not an important source of cash for us and therefore do not significantly affect our ability to meet our cash obligations. No legal, contractual or economic restrictions exist on the ability of our subsidiaries to transfer funds to us in the form of loans or cash dividends as long as our subsidiaries abide by the regulations in the Chilean Corporations Law regarding loans to related parties and minimum dividend payments.

	For the Year Ended December 31,
	2008		2009		2010
	(in millions of Ch$)
IFRS:
Net cash provided by operating activities	Ch$	514,504	Ch$	703,623	Ch$	(110,055)

2008 and 2009. Cash provided by operating activities increased to Ch$703,623 million in 2009 from Ch$514,504 million in 2008, which represents a 36.8% increase. This increase is primarily the result of (i) the increase in current accounts and other demand deposits, and (ii) the decrease in loans to customers. This increase was partly offset by the decrease in our time deposits.

2009 and 2010. The reduction of Ch$813,678 million in the net cash provided by operating activities in 2010 as compared to 2009 is mostly explained by: (i) an increase of Ch$1,538,530 million in the outflow associated with loans to customers during 2010 as compared to 2009, (ii) a net increment of Ch$440,607 million in the outflow related to take positions in financial assets held-for-trading. These cash outflows were partly offset by a greater cash inflow of Ch$1,174,388 million associated with the increase in our demand deposits balances.

	For the Year Ended December 31,
	2008		2009		2010
	(in millions of Ch$)
IFRS:
Net cash used in investing activities	Ch$	(613,264)	Ch$	(414,826)	Ch$	131,239

2008 and 2009. Cash used in investing activities decreased by 32.4% to Ch$414,826 million in 2009 from Ch$613,264 million in 2008, primarily as a result of the lower annual increase of our available-for-sale portfolio, which totaled Ch$183,233 million in 2009 as compared to Ch$859,655 million in 2008.

2009 and 2010. The difference between 2010 and 2009 is primarily explained by a decrease of our portfolio of financial assets available-for-sale as a result of the sale of certain fixed-income securities during 2010 with the purpose of taking advantage of a positive mark-to-market position, which resulted in a net cash flow increase. This was complemented by a lower investment in other assets during 2010 as compared to 2009.

	For the Year Ended December 31,
	2008		2009		2010
	(in millions of Ch$)
IFRS:
Net cash provided by (used in) financing activities	Ch$	507,329	Ch$	(408,168)	Ch$	(67,346)

2008 and 2009. During 2009, cash used in financing activities was Ch$408,168 million as compared to Ch$507,329 million provided by financing activities in 2008. The net outflow of cash during 2009 was primarily attributable to (i) a lower increase of long-term foreign borrowings, (ii) a higher redemption of bonds and (iii) a decrease in the amount of bonds issued by us in 2009 as compared to 2008.

2009 and 2010. The difference between 2010 and 2009 is mainly explained by an increase in proceeds from bond issuances by Ch$571,234 million and a lower payment of long-term foreign borrowings in an amount of Ch$532,137 million, both of which were partly offset by a decrease of Ch$357,319 million in borrowings from financial institutions, higher redemptions of bonds for a net amount of Ch$167,964 million, a decrease of Ch$99,922 million in the cash inflow from other financial obligations and lower long-term foreign borrowings for a net value of Ch$94,311 million.

Borrowings

Borrowings are described as short-term when they have original maturities of less than one year or are due on demand. All other borrowings are described as long-term, including the short-term portion of any long-term borrowings.

	As of December 31, 2008						As of December 31, 2009						As of December 31, 2010
	Long-term		Short-term		Total		Long-term		Short-term		Total		Long-term		Short-term		Total
	(in millions of Ch$)

IFRS:
Borrowings from financial institutions:
Central Bank credit lines for renegotiation of loans	Ch$	307	Ch$	—	Ch$	307	Ch$	114	Ch$	—	Ch$	114	Ch$	80	Ch$	—	Ch$	80

Other borrowings from the Central Bank		—		—		—		155,090		—		155,090		—		—		—
Borrowings from domestic financial institutions		—		2,598		2,598		—		3,878		3,878		—		—		—
Borrowings from foreign institutions		—		1,495,644		1,495,644		—		1,209,144		1,209,144		117,299		1,163,993		1,281,292
Debt issued:
Bonds		994,582		—		994,582		815,734		—		815,734		820,331		—		820,331
Subordinated bonds		555,577		—		555,577		506,683		—		506,683		744,966		—		744,966
Mortgage finance bonds		349,928		—		349,928		265,581		—		265,581		198,868		—		198,868
Other financial obligations		45,707		48,001		93,708		46,410		129,740		176,150		67,602		111,558		179,160

Total other interest bearing liabilities	Ch$	1,946,101	Ch$	1,546,243	Ch$	3,492,344	Ch$	1,789,612	Ch$	1,342,762	Ch$	3,132,374	Ch$	1,949,146	Ch$	1,275,551	Ch$	3,224,697

Central Bank Borrowings

Central Bank borrowings include credit lines for the renegotiation of loans and other Central Bank borrowings. Credit lines were provided by the Central Bank for the renegotiation of mortgage loans due to the need to refinance debts as a result of the economic recession and crisis of the Chilean banking system from 1982 to 1985. The credit lines for the renegotiations of mortgage loans are linked to the UF index and carry an average real annual interest rate of 2.69% as of December 31, 2010. We repaid Ch$155,090 million to the Central Bank in 2010. The maturities of the outstanding amounts are as follows:

	As of December 31, 2010
	(in millions of Ch$)
IFRS:
Due within 1 year	Ch$	80
Due after 1 year but within 2 years		—
Due after 2 years but within 3 years		—
Due after 3 years but within 4 years		—
Due after 4 years but within 5 years		—
Due after 5 years		—

Total long-term (Credit lines for renegotiation of loans)		80
Total short-term (Other Central Bank borrowings)		—

Total Central Bank borrowings	Ch$	80

Borrowings from Domestic Financial Institutions

Borrowings from domestic financial institutions are generally used to fund our general operations. We currently do not have any outstanding borrowings from domestic financial institutions.

Borrowings from Foreign Financial Institutions

We have short- and long-term borrowings from foreign banks. Each of these loans is denominated in foreign currency and is principally used to fund our foreign trade loans and carried an average nominal interest rate of 1.09% in the year ended December 31, 2010. The outstanding maturities of these borrowings as of December 31, 2010 were as follows:

	As of December 31, 2010
	(in millions of Ch$)

IFRS:
Due within 1 year	Ch$	117,299
Due after 1 year but within 2 years		—
Due after 2 years but within 3 years		—
Due after 3 years but within 4 years		—
Due after 4 years but within 5 years		—
Due after 5 years		—

Total long-term		117,299
Total short-term(1)		1,163,993

Total foreign borrowings	Ch$	1,281,292

(1)	Includes borrowings with maturities that were originally greater than one year but which as of December 31, 2010 had remaining maturities of less than one year.

Bonds

Our bonds are linked to the UF index and carried an average real annual interest rate of 3.52% as of December 31, 2010 with interest and principal payments due semi-annually. The bonds were intended to finance loans that had a maturity of greater than one year.

The maturities of bonds as of December 31, 2010 were as follows:

	As of December 31, 2010
	(in millions of Ch$)
IFRS:
Due within 1 year	Ch$	101,676
Due after 1 year but within 2 years		15,097
Due after 2 years but within 3 years		102,727
Due after 3 years but within 4 years		103,377
Due after 4 years but within 5 years		64,902
Due after 5 years		432,552

Total bonds	Ch$	820,331

Subordinated Bonds

Our outstanding subordinated bonds are linked to the UF index with interest and principal payments due semi-annually. The discount on the issuance of the outstanding subordinated bonds is amortized over the life of the bond. As of December 31, 2010, the effective real interest rate was 4.88% taking into consideration the discount on issuance.

The bonds are intended to finance loans having a maturity greater than one year. As of December 31, 2010, the maturities of subordinated bonds, which are considered long-term, were as follows:

	As of December 31, 2010
	(in millions of Ch$)
IFRS:
Due within 1 year	Ch$	46,238
Due after 1 year but within 2 years		29,376
Due after 2 years but within 3 years		21,200
Due after 3 years but within 4 years		22,215
Due after 4 years but within 5 years		23,284
Due after 5 years		602,653

Total subordinated bonds	Ch$	744,966

During 2010, we issued subordinated bonds with a 25-year maturity term. The subordinated bonds were issued in UF for an aggregate amount of Ch$261,534 million (historic pesos). These subordinated bonds accrue interest at an annual nominal rate of 4.5%.

Subordinated bonds are considered in the calculation of Regulatory Capital for the purpose of determining our minimum capital requirements.

Mortgage Finance Bonds

Mortgage finance bonds are used to finance the granting of mortgage loans. The outstanding principal amounts of the bonds are amortized on a quarterly basis. The range of maturities of these bonds is between five and thirty years. The bonds are linked to the UF index and carried a weighted average annual interest rate of 4.05% as of December 31, 2010.

The maturities of mortgage finance bonds as of December 31, 2010 were as follows:

	As of December 31, 2010
	(in millions of Ch$)
IFRS:
Due within 1 year	Ch$	38,976
Due after 1 year but within 2 years		29,189
Due after 2 years but within 3 years		25,641
IFRS:
Due after 3 years but within 4 years		23,564
Due after 4 years but within 5 years		19,129
Due after 5 years		62,369

Total mortgage finance bonds	Ch$	198,868

Other Financial Obligations

The maturities of other financial obligations as of December 31, 2009 and 2010 were as follows:

	As of December 31,
	2008		2009		2010
	(in millions of Ch$)
IFRS:
Other long-term obligations:
Obligations with Chilean Government	Ch$	45,708	Ch$	46,410	Ch$	67,602

Total other long-term obligations		45,708		46,410		67,602
Other short-term obligations		48,000		129,740		111,558

Total other obligations	Ch$	93,708	Ch$	176,150	Ch$	179,160

As of December 31, 2010, other financial obligations had the following maturities:

	As of December 31, 2010
	(in millions of Ch$)
IFRS:
Due within 1 year	Ch$	7,069
Due after 1 year but within 2 years		7,004
Due after 2 years but within 3 years		6,737
Due after 3 years but within 4 years		5,830
Due after 4 years but within 5 years		4,072
Due after 5 years		36,890

Total long-term		67,602
Total short-term(1)		111,558

Total other obligations	Ch$	179,160

(1)	Includes borrowings with maturities that were originally greater than one year but which as of December 31, 2010 had remaining maturities of less than one year.

Asset and Liability Management

Our asset and liability management policy is to maximize net interest income, return on assets and average equity in light of interest rate, liquidity and foreign exchange risks, within the limits of Chilean banking regulations and our internal risk management policies. Subject to these constraints, we may from time to time take mismatched positions as to interest rates or, in certain limited circumstances, foreign currencies when justified, in our view, by market conditions and prospects, and subject to our asset and liability management policies. Our board of directors determines our asset and liability policies. See Note 40 to our audited consolidated financial statements as of and for the year ended December 31, 2010 appearing elsewhere in this annual report.

Funding

The following table sets forth our average daily balance of liabilities for the years ended December 31, 2008, 2009 and 2010, in each case together with the related average nominal interest rates paid thereon:

	Year Ended December 31,
	2008				2009				2010
	Average Balance		% of Total Liabilities	Average Nominal Rate	Average Balance		% of Total Liabilities	Average Nominal Rate	Average Balance		% of Total Liabilities	Average Nominal Rate
	(in millions of Ch$, except percentages)
IFRS:
Current accounts and demand deposits	Ch$	2,703,027	17.8%	—%	Ch$	3,133,304	19.9%	—%	Ch$	4,085,800	25.7%	—%
Savings accounts and time deposits		7,594,363	49.9	8.03		7,568,317	48.1	2.11		7,382,126	46.4	2.58
Borrowings from financial institutions		1,223,693	8.0	0.35		1,197,151	7.6	0.21		1,365,835	8.6	1.38
Debt issued		1,730,996	11.4	13.07		1,713,629	10.9	1.88		1,660,440	10.4	6.61
Other financial obligations		95,202	0.6	25.16		101,999	0.6	21.69		132,200	0.8	2.48
Other interest bearing liabilities		439,345	2.9	6.48		275,058	1.7	2.31		182,956	1.2	1.10
Other non-interest bearing liabilities		1,433,865	9.4	—		1,739,093	11.2	—		1,098,484	6.9	—

Total liabilities	Ch$	15,220,491	100.0%	—	Ch$	15,728,551	100.0%	—	Ch$	15,907,841	100.0%	—

Our most important source of funding is our customer deposits, which consist primarily of peso-denominated, non-interest bearing current accounts and demand deposits and Chilean peso and UF-denominated interest bearing time deposits and savings accounts. Current accounts and demand deposits represented 25.7% of our average total liabilities in 2010, and are our least expensive source of funding. Savings accounts and time deposit and debt issued represented 61.3%, 59.0% and 56.8% of our average liabilities in 2008, 2009 and 2010, respectively.

Capital Expenditures

For information on our capital expenditures, see Item 4. Information on the Company—History and Development of the Bank—Capital Expenditures.”

TREND INFORMATION

We believe we have developed strong competitive advantages during the last years, which should allow us to remain as a relevant player within the Chilean banking industry. We are continuously seeking additional improvements in matters such as operating efficiency, productivity, profitability and service quality. As pointed out in this annual report, the environment in which we develop our business activities is increasingly competitive and tends to create large financial groups through an active market for mergers and acquisitions. In addition, competition from non-banking companies, mainly those involved in the retail industry, has encouraged us to develop improved value propositions to satisfy our customers’ needs.

The following trends may have an impact on the Chilean economy and the economic growth of its trade partners, and could therefore also affect our business, operating results or financial condition:

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

OFF-BALANCE SHEET ARRANGEMENTS

In the normal course of business, we are a party to a number of off-balance sheet activities that present credit, market and operational risks that are not reflected in our consolidated financial statements. These activities include commitments to extend credit not otherwise accounted for as contingent loans, such as overdrafts and credit card lines of credit, and long-term contractual obligations under operating leases or service contracts.

We provide customers with off-balance sheet credit support through loan commitments. Such commitments are agreements to lend to a customer at a future date, subject to compliance with the contractual terms. Since substantial portions of these commitments are expected to expire without us having to make any loans, total commitment amounts do not necessarily represent our actual future cash requirements. The amounts of these loan commitments were Ch$3,352,973 million as of December 31, 2009 and Ch$4,146,591 million as of December 31, 2010. See Note 26 to our audited consolidated financial statements as of and for the year ended December 31, 2010 appearing elsewhere in this annual report. The amounts of subscribed leasing contracts were Ch$102,173 million and Ch$186,362 million as of December 31, 2009 and 2010, respectively.

Interest rate and cross-currency swaps, which are entered into in order to hedge the foreign investment portfolio, are recorded at their estimated fair market values. See Note 8 to our audited consolidated financial statements as of and for the year ended December 31, 2010 appearing elsewhere in this annual report.

The credit risk of both on and off-balance sheet financial instruments varies based on many factors, including the value of collateral held and other security arrangements. To mitigate credit risk, we generally determine the need for specific covenant, guarantee and collateral requirements on a case-by-case basis, depending on the nature of the financial instrument and the customer’s creditworthiness. The amount and type of collateral held to reduce credit risk varies, but may include real estate, machinery, equipment, inventory and accounts receivable, as well as cash on deposit, stocks, bonds and other marketable securities that are generally held in our possession or at another appropriate custodian or depository. This collateral is valued and inspected on a regular basis to ensure both its existence and adequacy. Additional collateral is requested when appropriate. For further information, see Note 26 to our audited consolidated financial statements as of and for the year ended December 31, 2010 appearing elsewhere in this annual report.

Financial Guarantees

The following is a summary of the nominal value of instruments that are considered financial guarantees and which are accounted for under off-balance sheet accounts:

	As of December 31, 2010
	(in millions of Ch$)

Performance bonds	Ch$	1,062,020
Foreign office guarantees and standby letters of credit		203,900

Total	Ch$	1,265,920

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

The expiration of guarantees per period is as follows:

	Due within 1 year		Due after 1 year but within 3 Years		Due after 3 years but within 5 years		Due after 5 years		Total
	(in millions of Ch$)
Performance bonds	Ch$	662,605	Ch$	331,266	Ch$	63,852	Ch$	4,297	Ch$	1,062,020
Foreign office guarantees and standby letters of credit		176,086		26,658		946		210		203,900

Total	Ch$	838,691	Ch$	357,924	Ch$	64,798	Ch$	4,507	Ch$	1,265,920

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following tables set forth our contractual obligations and commercial commitments by time remaining to maturity. As of December 31, 2010, the scheduled maturities of our contractual obligations, including accrued interest, were as follows:

IFRS:

	Due within 1 year		Due after 1 year but within 3 Years		Due after 3 years but within 5 years		Due after 5 years		Total
Contractual Obligations	(in millions of Ch$)
Current accounts and other demand deposits	Ch$	4,446,181	Ch$	—	Ch$	—	Ch$	—	Ch$	4,446,181
Savings accounts and time deposits		7,310,613		380,338		6,964		53		7,697,968
Bonds issued		150,429		171,050		208,679		489,041		1,019,199
Borrowings from financial institutions		1,281,372		—		—		—		1,281,372
Other obligations		118,628		13,741		9,903		36,888		179,160
Lease contracts		21,890		30,042		23,060		51,015		126,007
Services contracts		140,072		184,205		163,848		337,621		825,746
Payables from repurchase agreement and security lending		81,755		—		—		—		81,755

Total	Ch$	13,550,940	Ch$	779,376	Ch$	412,454	Ch$	914,618	Ch$	15,657,388

FORWARD-LOOKING STATEMENTS

This annual report contains “forward-looking statements” within the meaning of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. Although we have based these forward-looking statements on our expectations and projections about future events, it is possible that actual results may differ materially from our expectations. In many cases, we include a discussion of the factors that are most likely to cause forward-looking statements to differ from actual results together with the forward-looking statements themselves. These statements appear throughout this annual report, including, without limitation, under “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects.” Examples of such forward-looking statements include:

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

Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “potential,” “predict,” “forecast,” “guideline,” “could,” “may,” “will,” “should” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. These statements may relate to (i) our asset growth and financing plans, (ii) trends affecting our financial condition or results of operations and (iii) the impact of competition and regulations, but are not limited to such topics. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those described in such forward-looking statements included in this annual report as a result of various factors (including, without limitation, the actions of competitors, future global economic conditions, market conditions, foreign exchange rates and operating and financial risks), many of which are beyond our control. The occurrence of any such factors not currently expected by us would significantly alter the results set forth in these statements.

Factors that could cause actual results to differ materially and adversely include, but are not limited to:

•	changes in general economic, business, political or other conditions in Chile, or changes in general economic or business conditions in Latin America or the United States;

•	changes in capital markets in general that may affect policies or attitudes towards lending to Chile or Chilean companies;

•	increased costs;

•	unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms; and

•	the factors discussed under “—Risk Factors.”

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

DIRECTORS AND SENIOR MANAGEMENT

Directors

Our administration is conducted by our board of directors, which, in accordance with our estatutos (bylaws), consists of eleven directors and two alternate directors. The entire board of directors is elected every three years. Our current board of directors was elected in March 2011 and its term expires in March 2014.

Cumulative voting is permitted for the election of directors. Our chairman and our chief executive officer are appointed by our board of directors and hold their offices at its discretion. Scheduled meetings of our board of directors are held at least twice a month. Extraordinary board of directors meetings may be called by the chairman, when requested by a majority of the directors, or, in limited circumstances, when requested by a single director.

Our current directors are as follows:

Director	Position	Age
Pablo Granifo L.	Chairman	52
Andronico Luksic C.	Vice Chairman	57
Fernando Quiroz R.	Vice Chairman	55
Jorge Awad M.	Director	65
Jorge Ergas H.	Director	42
Guillermo Luksic C.	Director	55
Raul Anaya E.	Director	57
Gonzalo Menendez D.	Director	62
Fernando Concha U	Director	52
Francisco Perez M.	Director	53
Jaime Estevez V.	Director	64
Rodrigo Manubens M.	Alternate Director	52
Thomas Fürst F.	Alternate Director	80

Pablo Granifo L. was reelected as the chairman of our board of directors in 2011, a position which he has held since 2007. He was our chief executive officer from 2001 to 2007, was the chief executive officer of Banco de A. Edwards from 2000 to 2001, commercial manager at Banco Santiago from 1995 to 1999, and corporate manager at Banco Santiago from 1999 to 2000. Mr. Granifo is also chairman of the board of directors of Banchile Asesoría Financiera S.A., Socofin S.A., Banchile Securitizadora S.A., Banchile Factoring S.A., and chairman of the executive committee of Banchile Corredores de Seguros Limitada. He is also a member of the board of directors of Banchile Administradora General de Fondos S.A. He holds a degree in business administration from the Pontificia Universidad Católica de Chile.

Fernando Quiroz was reelected as member of our board and appointed Vice Chairman in March 2011. He is also vice chairman of ICG Latin America Executive Committee; Member of Banamex’s Executive Committee, Banamex’s and Grupo Financiero Banamex’s Boards, Chairman of the Board of Acciones y Valores Banamex. Mr. Quiroz is member of Citi’s, ICG Management Committee. Prior to his current position, Mr. Quiroz was CEO of Institutional Clients Group Mexico & Latin America; Mr. Quiroz also has served as head of Strategy and Corporate Development of Banamex and Citi Latin America and held different positions in the Consumer, International and Investment Banking Divisions, Strategic Planning at Banamex.

Andrónico Luksic C. was reelected as a director and the vice chairman of our board of directors in 2011, a position he has held every year since 2002. Mr. Luksic is also chairman of LQ Inversiones Financieras S.A., vice chairman of Quiñenco S.A. and a member of the board of directors at Compañía Cervecerías Unidas S.A., Manufacturas de Cobre Madeco S.A., Industria Nacional de Alimentos S.A., Sociedad de Fomento Fabril (SOFOFA) and Bolsa de Comercio de Santiago. He also serves on the chairman’s advisory council at the Council of the Americas, the advisory board to the Panama Canal Authority, the Asia-Pacific Economic Cooperation Business Advisory Council, and is a Triennium participant in the Trilateral Commission and the International Business Leaders’ Advisory Council of Mayor Han Zheng of the Municipal Government of Shanghai. He is a

member of the board of trustees at Babson College, the advisory committee to the David Rockefeller Center for Latin American Studies at Harvard University, and the global advisory board of Harvard Business School. He was Chairman of the board of directors of Banco O’Higgins and subsequently chairman of the board of directors of Banco Santiago until May 1999. Mr. Luksic was director and chairman of the board of directors of Banco de A. Edwards from September 1999 to December 2001. Mr. Andrónico Luksic and Mr. Guillermo Luksic are brothers. He holds a Bachelors degree in Business Administration.

Jorge Awad M. has been a member of our board of directors since 1996. From 1989 to 1996, he was a member of the board of directors of Banco de Santiago. Mr. Awad has been the chairman of the board of directors of Lan Airlines S.A. since 1994 and is a member of the board of directors of several other companies, including Icare and UCV TV. Previously, Mr. Awad was a director of Codelco Chile, Television Nacional de Chile, Laboratorio Chile S.A. and other Chilean companies. He is also a professor of management at the Universidad de Chile, from which he holds a degree in commercial engineering.

Jorge Ergas H. was appointed as member of our board in March, 2011. Formerly, he had been Advisor to the board of directors since 2007, and also from 2002 to 2005. From 2005 to 2007, he was Alternate Director. Currently, he is Vice-Chairman of the insurance company Banchile Compañía de Seguros de Vida S.A., Vice-Chairman of Orion Seguros Generales S.A., President of the automobile mall Movicenter and Director of the real estate company Inersa S.A. and Nido de Águilas Educational Foundation and Ever I BAE. Formerly, Mr. Ergas was Director of the Plaza San Francisco Hotel, CasaPiedra Convention Center, HNS Bank and the real estate company Inmobiliaria Paidahue.

Guillermo Luksic C. has been a member of our board of directors since 2001 and was previously the vice chairman of our board of directors from March 2001 to March 2002. Mr. Luksic is also chairman of the board of directors of Quiñenco S.A., Compañía Cervecerías Unidas S.A. (CCU), Viña San Pedro Tarapacá S.A., Madeco S.A., and a member of the board of directors of LQ Inversiones Financieras S.A. Antofagasta PLC, Antofagasta Minerals and Nexans. Mr. Luksic is an active member of Centro de Estudios Públicos (CEP), a Chilean think tank, and member of the board of directors of Universidad Finis Terrae. Mr. Guillermo Luksic and Mr. Andrónico Luksic are brothers.

Raúl Anaya E. is the Chief Operating Officer for Citigroup’s Global Consumer Council since April 2010. Prior to this position, he was the CEO for all Citigroup Inc.’s businesses in Central America and the Caribbean since July 2008. From December, 2005, to July, 2008, Mr. Anaya served as Chief Executive Officer of Latin America for Citigroup Inc.’s Global Consumer Group, and from February 2005 to December 2005 he served as Retail Banking Head for Citigroup Inc.’s Latin America operations. From August 2003 to January 2005, Mr. Anaya was an Executive Director in charge of Consumer Assets at Banamex in Mexico, responsible for mortgages, personal loans and auto financing. Prior to this position, Mr. Anaya was the Divisional Director in charge of the center metropolitan retail banking division at Banamex. From May 1999 to January 2002, Mr. Anaya was chairman and chief executive officer of Banco Bansud S.A. (formerly a wholly-owned subsidiary of Banamex) in Argentina. Mr. Anaya joined Citibank at the Banamex New York Agency in October 1987 and subsequently became general manager of the Banamex Los Angeles Agency, executive vice president of the corporate and international banking division at California Commerce Bank, general manager of Banamex Houston Agency and general manager of Banamex New York Agency with responsibility for the U.S. and Canadian offices. Mr. Anaya is a member of the board of directors of LQ Inversiones Financieras S.A. and was a member of the board of directors of California Commerce Bank from 1996 to 2001. He also was Chairman of the Board of Citigroup’s Subsidiaries in Central America from 2008 to 2010.

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

Fernando Concha U. was appointed member of our board of directors in March 2011. Since May 2010 Mr. Concha is the Chief Executive Officer of Citigroup for the Andean, Central America & Caribbean Region and member of the Latin America Executive Committee. Prior to his position, he was the CEO for the South America Cluster. From January to July 2008, he worked in Banco de Chile as Corporate and Investment Banking Head after the merger with Citibank Chile. In addition, Mr. Concha was the Citigroup Country Officer for Chile from April 2006 to December 2007, after working in Banamex-Citigroup, Mexico City, for over eight years in different capacities. His last position was as Mexico Regional Treasurer. Throughout his professional career, Mr. Concha has occupied positions of leadership, serving as Country Treasurer and Capital Market Head with Citibank in Mexico and Divisional Treasurer with Citibank Latin America North Division in Miami, USA. Prior to his international assignment, Mr. Concha was the Investment Bank Head with Citibank Chile. From 1986 to 1992, he worked as a Senior Investment Officer for AFP Provida. He was also appointed Board Member of the Mexican Derivatives Market, Mex-Der, President of the Brokerage House, Citibank Mexico and Vice Chairman of the Bolsa Electronica de Chile, Bolsa de Valores. Currently is member of the Board of American Chamber in Chile. Mr. Concha has a degree in Business Administration from the Pontificia Universidad Católica de Chile and has received training in different Executives Programs in the U.S., Europe and Latin America.

Francisco Perez M., has been a member of our board of directors since 2001. Since 1998, Mr. Perez has also served as the chief executive officer of Quiñenco S.A. He was formerly the chief executive officer of Compañía Cervecerías Unidas S.A., of which he is still a director. Prior to 1991, Mr. Perez was chief executive officer of Citicorp Chile and also was vice president of Bankers Trust in Chile. Mr. Perez holds a degree in business administration from the Pontificia Universidad Católica de Chile and a master’s degree in business administration from the University of Chicago.

Jaime Estevez V. has been a member of our board of directors since 2007. Presently, he is also a member of the board of directors of Endesa Chile and Chairman of the board of Directors of Cruzados SADP. Previously, Mr. Estevez served as the chairman of the board of directors of Banco Estado, a Chilean government-owned bank. Additionally, he has served as a director on the board of directors of AFP Provida and AFP Protección, two Chilean private investment funds. Mr. Estevez served as Minister of Public Works from January 2005 to March 2006, and simultaneously, as Minister of Transportation and Telecommunications also from January 2005 to March 2006. He was also a congressman from March 1990 to March 1998 and president of the Lower Chamber of Congress from March 1995 to November 1996. Mr. Estevez holds a degree in economics from the Universidad de Chile.

Rodrigo Manubens M. has been a member of our board of directors since 2001. Mr. Manubens was a member of the board of directors of Banco de A. Edwards from 1999 until 2001. From 1985 to 1999, Mr. Manubens was a member of the board of directors of Banco O’Higgins and retained such position following the merger between Banco O’Higgings and Banco Santiago. From 1995 to 1999, he was chairman of Banco Tornquist in Argentina and a member of the board of directors of Banco Sur in Peru and Banco Asunción in Paraguay. Mr. Manubens also served for a ten year period as a director and chairman of the board of directors of Endesa Chile S.A. He is chairman of Banchile Compañía de Seguros de Vida S.A., and a director of the board of directors of Center for International Management at the Adolfo Ibañez Graduate School of Business. Mr. Manubens holds a degree in business administration from Universidad Adolfo Ibañez and a master’s degree from the London School of Economics and Political Science.

Thomas G. Fürst has been a member of our board of directors since 2004. Previously, Mr. Fürst was vice chairman of the board of directors at Compañía Cervecerías Unidas S.A. and a member of the board of directors of several other companies, including Embotelladoras Chilenas Unidas S.A., Viña Dassault-San Pedro S.A, Southern Breweries Establishment, CCU Argentina S.A. and Compañía Industrial Cerveceria S.A. (CICSA). Mr. Fürst was a founder and member of the board of directors of Parque Arauco. In addition, he is a partner and member of the board of directors of Plaza S.A. and Nuevos Desarrollos S.A., the owners of eleven shopping centers located in Chile and three under construction, three in Peru and two others under construction. Another one in construction in Colombia. Grupo Plaza is the second biggest chain in Latinamerica. Mr. Fürst holds a degree in civil construction from Pontificia Universidad Católica de Chile.

Senior Management

Our current executive officers are as follows:

Executive Officers	Position	Age
Arturo Tagle Quiroz	Chief Executive Officer	52
Pedro Samhan. E	Chief Financial Officer	60
Nelson Rojas P.	General Legal Counsel	57

Mauricio Baeza L.	Manager — Corporate Credit Risk Division	48
Alejandro Herrera A.	Manager — Commercial Division	53
Patricio Melo G.	Manager — Operations and Technology Division	51
Jennie E. Coleman A.	Manager — Human Resources Division	57
Felipe Dawes C.	Manager — Development and Quality Division	37

Eduardo Ebensperger O.	Manager — Wholesale, Large Corporations and Real Estate Division	45
Juan Cooper A.	Manager — Consumer Finance Division	50
Felipe Echaiz B.	Manager — Global Compliance Division	44

Mario Farren R.	Manager — Corporate and Investment Banking Division	50
Julio Ramirez G.	Manager — Individual Credit Risk Division	44
Oscar Mehech C.	Manager — Risk Control Division	46
Hernán Arancibia S.	Manager — Credit and Debit Cards Division	41

Arturo Tagle Q. was appointed our Chief Executive Officer in May 2010. From November 2009 to April 2010, he was the Managing Director of our Institutional and Investors Relations Division, and from 2008 to November 2009 he was the Managing Director of our Strategic Development Division. From 2002 to 2007, Mr. Tagle was our Chief Financial Officer and from 1998 to 2001 he was head of our Internal Audit and Control Division. Mr. Tagle joined us in 1995. From 1990 to 1994, he was General Manager of the Chilean Bankers Association and from 1984 to 1989 Director of Research at the Superintendency of Banks. Mr. Tagle is also the Chief Executive Officer of Sociedad Matriz del Banco de Chile S.A. and SAOS since 1996. He holds a degree in Business Administration from the Pontificia Universidad Católica de Chile and a master’s degree in Business Administration from the University of Chicago.

Pedro Samhan E. was appointed our chief financial officer in January 2008. In August 2008, he was appointed as director of Banchile Trade Services Limited. Prior to his current position as chief financial officer, Mr. Samhan was the chief financial officer of Citigroup Chile for several years. He served as a member of the board of directors of Cruz Blanca Seguros de Vida from 1994 to 1997, AFP Habitat from 1996 to 2006 and Compañía Minera Las Luces from1994 to 1996. Mr. Samhan was chief financial officer of Citicorp for Caribbean and Central America from 1990 to 1993 and investment banking head of Citicorp Chile from 1988 to 1990. Mr. Samhan holds a degree in civil industrial engineering from the Universidad de Chile.

Nelson Rojas P. has been our general counsel and secretary of our board of directors since 2004. In 2002, he joined us as deputy general counsel. Mr. Rojas joined Banco de A. Edwards in 1987 and was the general counsel and secretary of the board of directors of Banco de A. Edwards from 1997 to 2002. He is also vice president of the legal affairs committee of the Chilean Bank Association. Mr. Rojas holds a degree in law from the Universidad de Chile.

Mauricio Baeza L. has been the manager of our Credit Risk Division since December 2005. Mr. Baeza joined us in 1997 and was manager of the risk division in Banco de A. Edwards during 2001. He was risk manager at Banco Santiago from 1993 to 1997 and a member of the board of directors of Santiago Administradora de Fondos de Inversion. He is secretary to our director’s loan committee, SOCOFIN S.A. Committee Advisor, Finance, International and Financial Risk Committee Advisor, and participates in the Portfolio Risk Committee. Mr. Baeza is also a member of the investment committee of Banchile Fondo Inmobiliario. Mr. Baeza holds a degree in civil engineering from the Pontificia Universidad Católica de Chile.

Alejandro Herrera A. leads our Commercial Division, including Marketing, Individual and Small and Medium-Sized Companies and Branches since 2009. From 2006, he also held the position of manager of Branches,

Individual and Middle Market Banking. He served as manager of the individual banking and branches division at Banco de A. Edwards from 2000 to 2001 and at Banco Sudamericano from 1996 to 1999. He also served as the chief executive officer of Administradora de Fondos Mutuos Santiago S.A. from 1994 to 1995 and as branch manager at Banco Santiago for the Santiago region. Mr. Herrera is a member of the board of directors of Banchile Administradora General de Fondos S.A., Redbanc S.A. and Socofin S.A., and a member of the executive committee of Banchile Corredores de Seguros Limitada and Credichile. He holds a degree in business administration from the Pontificia Universidad Católica de Valparaiso.

Patricio Melo was appointed manager of our Operations and Technology Division on July 1, 2008. He was chief executive officer for Altec Brasil SA. from 2006 to June 2008, being the main person responsible for technological management of Banco Santander in Brazil. He was chief executive officer for Altec Chile from 2001 to 2005. From 1992 to 2000, he joined Banco Santander in Chile and Perú as an operations and technology manager. He has also been a member of various boards of directors such as that of Redbanc S.A., ALTEC México and ALTEC Chile. Mr. Melo holds a degree in electronic engineering at Universidad Federico Santa María.

Jennie E. Coleman A. joined us as manager of our Human Resources Division in March 2003. Previously, she was the manager of the human resources division, manager of organizational development, and training chief executive at Banco Santiago, where she worked for more than 23 years. Mrs. Coleman holds a degree in public administration from the Universidad de Chile.

Felipe A. Dawes has been our manager of Development and Quality Division since 2009. Prior to working for us, he was a consultant at McKinsey & Company, where he led projects in the Americas, Europe, Asia and Africa. Prior to McKinsey & Company, Mr. Dawes was a founding member of DeRemate.com and a brand manager at Compañía Cervecerías Unidas, managing Pepsi and Seven Up brands. He holds a degree in business administration from the University of Chile and a master’s degree in business administration from Harvard Business School.

Eduardo Ebensperger O. has been the manager of the Wholesale, Large Corporations and Real Estate Division since June 2005. From 2002 to 2005, he the chief executive officer of Banchile Factoring S.A. He joined Banco de A. Edwards in 1989. Mr. Ebensperger was manger of our Small and Medium-Sized Companies Division and manager of the regional branches of Banco de A. Edwards from 1997 to 2001. Presently, Mr. Ebensperger is the chairman of the board of directors of Artikos S.A. He is also currently a member of the board of directors of Banchile Asesoría Financiera S.A., Banchile Factoring S.A. and Banchile Securitizadora S.A. Mr. Ebensperger holds a degree in business administration from the Universidad de Chile.

Juan Cooper A. has been the manager of our Consumer Finance Division since 2003. He was the chief executive officer of Altavida Santander Compañía de Seguros de Vida S.A. from 2001 to 2002 and the manager of Santiago Express, the consumer division of Banco Santiago from 1993 to 2000. He is also currently a member of the board of directors of Socofin S.A., and a member of the executive committee of Banchile Corredores Seguros Limitada. Mr. Cooper has a degree in business administration from the Universidad de Chile and a master’s degree in business administration from the Pontificia Universidad Católica de Chile.

Felipe Echaiz B. has been the manager of our Global Compliance Division since January 2008. He joined us in 2008 as a result of our merger with Citibank Chile. Mr. Echaiz worked at Citibank for ten years and was Citigroup Inc.’s country compliance officer from 2006 to 2007. In 2003, he was the deputy director to the Anti-Money Laundering and Organized Crime Unit at the Public Prosecutor’s Office. Mr. Echaiz is a member of the executive committee for Anti-Money Laundering of the Chilean Banks Association and holds a degree in law from the Pontificia Universidad Católica de Chile, and a master’s degree in finance and economics from the Universidad de Chile.

Mario Farren R. has been the head of our Corporate and Investment Banking Division since September 1, 2008. Between January and September 2008 he was head of our Treasury Division. Prior to serving in this position, Mr. Farren was the country treasurer for Citigroup Chile. In addition, Mr. Farren has held other positions in Citigroup Inc.’s Latin America and Citi New York groups, such as country treasurer and investment bank head in Citigroup Uruguay, treasury products sales head in New York and country treasurer in Citigroup Colombia. He joined Citibank Chile in 1991 where he served as derivative head and general manager of Citigroup Chile S.A.,

Corredores de Bolsa, among other positions. He holds a degree in business administration from Universidad de Chile and a master’s degree in business administration from the University of Chicago.

Hernán Arancibia S. was appointed head of our Individual Credit Risk Division in September 2010, having worked in this division with us since the merger with Banco de A. Edwards in 2002. He is a member of the board of directors of Socofin S.A. Mr. Arancibia holds a degree in industrial engineering from the Pontificia Universidad Católica de Valparaiso.

Oscar Mehech C. was appointed head of our Risk Control Division in July 2008 after holding various positions with us, which include being head of our Regulatory Policies Division, head of our Global Compliance Division and deputy general counsel. Prior to joining us in 2002, he was deputy general counsel at Banco de A. Edwards. Mr. Mehech is the chairman of the internal audit committee of the Chilean Banking Association and a member of the surveillance committee of Depósito Central de Valores S.A. He holds a law degree from Universidad de Chile and a master’s degree in business administration from the Pontificia Universidad Católica de Chile.

Julio Ramírez G. was appointed head of our Credit and Debit Division in September 2010. Mr. Ramírez joined us in 2002 as a result of the merger with Banco de A. Edwards, where he had been since 1990. From 2002 to 2007, Mr. Ramírez was manager of our Individual Credit Risk area, and from 2007 to 2010 he was head of our Individual Credit Risk Division. He holds a degree in business administration from the Universidad de Chile.

COMPENSATION

The table below presents the amount of compensation, as established by our shareholders, to the members of our board of directors for the year ended December 31, 2010. These amounts include remuneration for services, fees for attendance at meetings of our board of directors, meetings of committees of our board of directors and meetings of board of directors of our subsidiaries, consulting services and travel expenses.

Name of Director	Remuneration		Fees for Attending Meetings of our Board of Directors		Fees for Attending Meetings of Committees of our Board of Directors and Meetings of the Board of Directors of our Subsidiaries		Consulting Services		Total
	(in millions of Ch$)
Pablo Granifo Lavín	Ch$	334	Ch$	40	Ch$	284	Ch$	—	Ch$	658
Andrónico Luksic Craig		137		5		—		—		142
Jorge Awad Mehech		45		19		85		—		149
Felipe Joannon Vergara		37		18		45		—		100
Jacob Ergas Ergas		46		18		52		—		116
Jaime Estévez Valencia		46		22		70		—		138
Guillermo Luksic Craig		46		12				—		58
Rodrigo Manubens Moltedo		46		22		49		—		117
Gonzalo Menéndez Duque		46		19		98		—		163
Francisco Pérez Mackenna		46		19		53		—		118
Thomas Fürst Freiwirth		46		17		36		—		99
Juan Andres Fontaine Talavera		7		2		5		—		14
Fernando Quiroz Robles		—		—		—		—		—
Raul Anaya Elizalde		—		—		—		—		—
Other subsidiary directors						156		56		212

Total	Ch$	882	Ch$	213	Ch$	933	Ch$	56	Ch$	2,084

Consistent with Chilean law, we do not disclose to our shareholders, or otherwise make public, information regarding the compensation of our executive officers. For the year ended December 31, 2010, the aggregate amount of compensation paid to our executive officers, including the executive officers of our subsidiaries, was Ch$6,947 million. Pursuant to the Chilean Corporations Law, our directors/audit committee must approve compensation plans, but we are not required to have a compensation committee. For the year ended December 31, 2010, no amounts were set aside or accrued by us to provide pension, retirement or similar benefits for our directors and officer. None of our directors is a party to any agreement with us or any of our subsidiaries that provides for benefits upon termination of its appointment as a director.

Indebtedness of Directors and Executive Officers

As disclosed in Note 37(c) to our audited consolidated financial statements as of and for the year ended December 31, 2010 appearing elsewhere in this annual report, we incurred an aggregate of Ch$90,672 million in expenses and Ch$61,880 million in income from transactions other than loans with related parties in 2010.

As authorized by the General Banking Law, and within applicable regulatory limits, we also hold several outstanding loans owed by different affiliated corporations. All such loans:

•	were made in the ordinary course of business;

•	were made on substantially the same terms, including interest rate and collateral, as those prevailing at the time for comparable transactions with other persons; and

•	did not involve more than the normal risk of collectability or present other unfavorable features.

We held an aggregate of Ch$188,345 million in loans to related parties, including Ch$62,515 million in collateral pledged by, related parties as of December 31, 2010. See Note 37(a) to our audited consolidated financial statements as of and for the year ended December 31, 2010 appearing elsewhere in this annual report for details concerning these transactions.

For a further description of transactions with related parties, including directors, see “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions.”

BOARD PRACTICES

Governance Practices

The board of directors delegates certain functions and activities to our committees to research, evaluate and report to the board of directors regarding specific matters which may affect our businesses.

The Directors/Audit Committee

Prior to March 24, 2005, our directors committee and audit committee were separate committees performing independent functions for the board of directors. On March 24, 2005, the board of directors approved the merger of our directors committee with our audit committee, forming the directors/audit committee. The directors/audit committee’s objectives are to seek the efficiency, maintenance, application and functioning of our internal control systems and compliance with the applicable rules and procedures governing our business; to identify our business risks; to supervise the activities of both the Risk Control Division and the Global Compliance Division, ensuring their independence from management; to serve as an intermediator and coordinator of tasks between the internal audit work and our independent auditors; and to act as communication channel between our internal audit team, our independent auditors and our board of directors.

Our directors/audit committee is composed of three members appointed by the board of directors. The directors/audit committee is currently composed of the following individuals:

•	Jorge Awad M. (chairman and financial expert);

•	Jaime Estevez V.; and

•	Raúl Anaya E.

Mr. Awad and Mr. Estevez were appointed as members of the directors/audit committee by our board of directors at the meeting held on April 12, 2007. Mr. Anaya was appointed to the directors/audit committee by our board of directors at the meeting held on November 27, 2009.

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

The directors/audit committee usually meets monthly and at least eight times per year. The budget of the directors/audit committee is approved annually at the ordinary annual shareholders’ meeting. The directors/audit committee satisfies the applicable requirements of the Superintendency of Banks and operates pursuant to a charter document. The Superintendency of Banks recommends that at least one of the members of the directors/audit committee be experienced with respect to the accounting procedures and financial aspects of banking operations. The directors/audit committee submits a report regarding its activities to our board of directors after each directors/audit committee meeting and presents an annual report at our ordinary annual shareholder’s meeting. As established in the directors/audit committee’s charter, the chief executive officer, the general counsel and the manager of our Risk Control Division, or their respective deputies, shall also attend the directors/audit committee meetings. The directors/audit committee may also invite other persons to attend meetings.

The directors/audit committee may appoint independent personnel to carry out specific duties. The directors/audit committee’s objectives include:

•	Seeking efficiency, maintenance, application and functioning of the internal control systems, and compliance with rules and procedures;

•	Supervising compliance with the rules and procedures governing the banking business and identifying the business risks of our and our subsidiaries’ activities;

•	Supervising the activities of our Corporate Credit Risk Division and Individual Credit Risk Division, ensuring their independence from management;

•

Supervising the activities of the Global Compliance Division, serving as an intermediator and coordinator of tasks between the internal audit work and our independent auditors, and acting as communication channel between these and our board of directors;

•	Examining the fees budget for our independent auditors and for the credit-rating agencies;

•	Analyzing the reports, content, procedures and scope of the revisions by our independent auditors and credit-rating agencies;

•	Analyzing and generating information on the annual internal audit program and the results of internal audits and revisions;

•	Analyzing the interim and annual financial statements;

•	Analyzing our financial statements included in the Form 20-F, for presentation to the Securities and Exchange Commission;

•	Gathering information on accounting changes occurring during the year and their effects;

•	Reviewing occurrences affecting the internal control systems;

•	Analyzing the remuneration systems and compensation plans for managers and executive officers;

•	Analyzing the 2010 annual performance self-evaluation process;

•	Analyzing related party transactions in reference to Title XVI of Chilean Corporations Law;

•	Analyzing policies relating to operational risk and progress in the risk-management process and SOX self-evaluation, in the context of Basel II;

•	Analyzing and informing on matters related to the Global Compliance Division, principally regarding the revision of policies for detecting and sanctioning money-laundering transactions; and

•	Reviewing customer claims filed with the Superintendency of Banks and the Customer defense Division of the Chilean Association of Banks and Financial Institutions.

Portfolio Risk Committee

The main function of the portfolio risk committee is to inform our board of directors of changes in the composition and risk of our loan portfolio, and our corresponding global exposure, sector-specific exposure or business-specific exposure. The portfolio risk committee closely reviews the performance of our principal debtors, overdue loan ratios, past-due loan indicators, write-offs and allowances for loan losses.

The portfolio risk committee prepares proposals for discussion with, and approval by, our board of directors with respect to credit policies, portfolio evaluation methods and the calculation of allowances for expected loan losses. The portfolio risk committee also performs analysis of the adequacy of allowances, authorizes extraordinary charge-offs of loans once recovery attempts have been exhausted and controls the liquidation of assets acquired in lieu of payment.

The portfolio risk committee meets on a monthly basis and is composed of the chairman of our board of directors, our chief executive officer, one additional director, the manager of our Corporate Credit Risk Division, the manager of our Individual Credit Risk Division and the manager of our Risk Control Division.

Credit Committees

Our governance structure relating to the evaluation process of commercial loans is based on the segments and risks involved. Each credit decision should be made with the participation of committee members with sufficient authority over a particular type of loan.

A member of the Corporate Credit Risk Division is required to approve most credit decisions exceeding UF 6,000. Such decisions are made by different loan committees, the highest of which, in terms of hierarchy, is the board loan committee, composed of our chief executive officer, the manager of our Corporate Credit Risk Division and at least three members of our board of directors, all of whom review all transactions exceeding UF 750,000 on a weekly basis. Any member of the board of directors may participate in the board loan committee.

The Corporate Credit Risk Division participates in each committee independently and autonomously from our business areas.

For retail banking, we have loan committees that in exceptional cases review individual customers when they do not meet our customer profile policies, payment behavior requirements or maximum financing amounts.

Finance, International and Market Risk Committee

The main function of the finance, international and market risk committee is to analyze the evolution of our financial positions and the market risks (price and liquidity) that these financial positions generated in the past and the ones it currently generates, particularly the control of risks related to internal and regulatory limits and/or warnings. This committee also analyzes international financial exposure and major credit exposures generated by derivative transactions.

The finance, international and market risk committee meets monthly and is composed of the chairman of our board of directors, four other members of our board of directors, our chief executive officer, the manager of our Corporate Credit Risk Division, the manager of our Corporate and Investment Banking Division, our chief financial officer, our corporate treasurer and the manager of our financial risk area. Committee members conduct analyses and make presentations to the committee regarding certain matters, including:

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

This committee includes the chairman of our board of directors, our chief executive officer, our general counsel, the manager of our Operations and Technology Division and the chief executive officer of Banchile Administradora General de Fondos S.A. The manager of our Risk Control Division, the manager of our Global

Compliance Division and the manager of our asset laundering prevention area may also attend and speak the meetings.

The asset laundering and financing of terrorism prevention committee meets monthly and has the following functions:

•	To approve the policies and procedures concerning the gathering of information on customers and their activities and the acceptance and monitoring of their accounts, products and operations;

•	To approve policies and procedures concerning unusual transaction detection systems; formal channels of information to senior management; and monitoring, analysis and reporting mechanisms;

•	To approve policies and procedures concerning surveillance methods and relations with correspondent banks;

•	To approve policies and procedures concerning staff selection, training programs and codes of conduct;

•	To approve the policies and procedures concerning asset laundering and terrorism financing prevention;

•	To appoint persons to perform specific functions in accordance with current regulations on the prevention of asset laundering and terrorism financing;

•	To analyze the results of the reviews conducted to verify compliance with current policies and procedures;

•	To consider the transactions analyzed and decisions made by the transactions analysis committee;

•	To consider activities developed to train staff in asset laundering and terrorism financing prevention;

•	To consider and approve modifications to procedures proposed by our Global Compliance Division that improve existing controls for the prevention of asset laundering and terrorism financing; and

•	To inform our board of directors of regulatory changes related to the prevention of asset laundering and financing of terrorism.

Disclosure Committee

In May 2003, we established the disclosure committee to ensure accurate market disclosure of our and our subsidiaries’ consolidated financial information. The members of the disclosure committee include our chief accountant, our senior lawyer for international matters, the manager of our research and planning area, together with the manager of our Institutional and Investor Relations Division, our chief financial officer and the manager of our Risk Control Division.

The members of the disclosure committee are involved in reviewing quarterly reports and in general all financial information disclosed by us prior to each disclosure.

Ethics Committee

The ethics committee was established in 2005 to define, promote and regulate behavior of professional and personal excellence consistent with our philosophy and values to be followed by all our staff in order to meet the expectations of our customers.

To meet these goals and promote a culture of ethical behavior, the ethics committee sets policies on ethics and ensures their compliance, develops training plans related to ethics in our business, and reinforces positive behavior among our staff. The ethics committee also acts as a forum to address, discuss and resolve any conduct by our staff that is inconsistent with our values. This committee is chaired by the manager of our Human Resources

Division and has as members our general counsel, the manager of our Risk Control Division, the manager of our Global Compliance Division, the manager of our Commercial Division, the manager of our Operations and Technology Division, and the manager of our Wholesale, Large Corporations and Real Estate Division.

Citigroup and Banco de Chile Cooperation Agreements Committees

In order to control and review the evolution of the joint initiatives resulting from our strategic association with Citigroup Inc., four committees have been set up to ensure the operation of a direction committee required under the Cooperation Agreement and in the Global Connectivity Agreement. The direction committee and its four related committees are composed of the chairman of our board of directors, our chief executive officer and two members of our board of directors that have been appointed by Citigroup Inc. Also taking part in these meetings are division managers for each particular business line and the managers of the areas directly responsible for the respective business.

Global Transaction Services Committee

The global transaction services committee was set up with the purpose of monitoring the overall performance of the transactional services areas in accordance with the Global Connectivity and Cooperation Agreements and, in particular, the functioning of the local and international cash management and custody for foreign investors.

International Personal Banking Committee

The main goal of the international personal banking committee is to monitor the performance of the IPB unit in Banco de Chile in relation to the services provided by us to Citibank with respect to certain financial products and services offered abroad to residents of Chile. This committee seeks to strengthen Citibank’s commercial activities with individuals that are not residents of the United States.

Investment Banking Committee

The objective of the investment banking committee is to foster the development of cross-border merger and acquisition transactions, debt issuances and acquisitions, and capital markets for our customers and customers of Citigroup Inc. doing business in Chile. This committee is responsible for monitoring the execution of transactions performed under the Global Connectivity Agreement and collaborating in investment banking business opportunities.

Financial Control Committee of the Cooperation Agreement

The most important purpose of the financial control committee of the Cooperation Agreement is to monitor in detail the operative and financial performance of the Global Connectivity and Cooperation Agreements. This committee reviews the solutions proposed under the Global Connectivity and Cooperation Agreements in order to ensure that all administrative and operative matters will permit the joint business to be carried out effectively, efficiently and profitably by both parties, ensuring compliance with the above-mentioned agreements in the matters indicated above.

Approval of Policies and Procedures under the Merger Agreement

The Merger Agreement between us and Citibank Chile provided that as a general rule our board of directors would approve and implement certain policies relating to the operation of the joint-entity. At the time of filing of this annual report, policies regarding the following issues have been approved and implemented:

•	Anti-Money Laundering;

•	Foreign Corrupt Practices Act;

•	Office of Foreign Assets Control;

•	Insider Trading;

•	Regulation K – Debts Previously Contracted;

•	Regulation K – Equity Activity;

•	Regulation W (23 A/B);

•	Code of Conduct;

•	Fair Lending;

•	Personal Trading Policy;

•	Loans to Directors;

•	Independent Research;

•	Charitable Contributions;

•	Chinese Walls;

•	Anti-Tying;

•	Mandatory Absence Policy;

•	Compliance Policy/Program;

•	Administration of Subsidiaries;

•	Fraud Management;

•	Anti-Boycott;

•	Issue Tracking, Management and Escalation Process;

•	Operational Risk;

•	Credit Risk;

•	Vendor Selection and Management Process;

•	Web Site Standards;

•	Capital Expenditure Policy;

•	Expense Management Policy;

•	Accounting Policies and Procedures;

•	New Products and Services Policy;

•	Tax Standards for Tax Sensitive Transactions;

•	Tax Policy and Procedures; and

•	Fiduciary Policy.

In addition to the policies mentioned above, we are in the process of supplementing other policies currently in force that are material to our business, such as prevention of asset-laundering, credit risk and market risk.

Upper Management Committee

The upper management committee, the highest coordinating body of our upper management, is chaired by our chief executive officer, and its principal function is to discuss main strategic guidelines and to analyze the market and the banking industry.

This committee resolves issues relating to our internal policies and analyzes our performance. In this committee, numerous divisions exchange their points of view as to our business and prioritize joint initiatives. Each year, this committee outlines the foundations for our annual plan. After the individual annual plan for each business area is agreed upon by our chief executive officer and each division manager, under the coordination of our chief financial officer, the overall plan is submitted to our board of directors for approval. This committee also reviews progress and budgets for approved plans on a monthly basis.

Operational Risk Executive Committee

Created in 2009, the operational risk executive committee is responsible for identifying, prioritizing and establishing strategies to mitigate key operating risk events relating to internal and external fraud; risks associated with customer, product and business practices; damage to tangible assets; and disturbance of normal activity resulting from system malfunctions or failures in executing, delivering and processing products/services. This committee is also responsible for defining and evaluating our corporate strategy for managing operational risk, establishing guidelines and directing efforts to create controls and improve internal processes in order to reduce operational losses.

To comply with these objectives and foster an awareness of operating risk, this committee promotes a series of training activities and communicates to our staff important information relating to operating risks.

This committee is chaired by our chief executive officer and has as members our chief financial officer, the head of the security and risk prevention area, the manager of our Risk Control Division, the manager of our Operations and Technology Division and the manager of our operational risk area.

Internal Communications Committee

The internal communications committee defines policies and designs our action plan to ensure that the appropriate information reaches all of our employees. This committee ensures that information sent to our employees is adequate to allow them to correctly perform their functions, communicates the organization’s fundamental strategies and policies and its performance, promotes collaboration and team work, fosters personal development, encourages first-rate performance and cultivates a pleasant work environment. The internal communications committee is presided over by the manager of our Human Resources Division and our chief financial officer, and has as members the managers from the following divisions:

•	Operations and Technology Division;

•	Institutional and Investor Relations Division;

•	Commercial Division;

•	Corporate and Investment Banking Division;

•	Wholesale, Large Corporation and Real Estate Division;

•	Consumer Finance Division; and

•	Development and Quality Division.

EMPLOYEES

The following table shows the breakdown of our full-time, permanent employees at the dates indicated:

	As of December 31,
	2008	2009	2010
Banco de Chile	10,820	10,284	10,341
Subsidiaries	3,760	3,737	3,675

Total	14,580	14,021	14,016

As of December 31, 2010, we had 14,016 employees (on a consolidated basis) of which approximately 6,390, or 46%, were unionized. All management positions are held by non-unionized employees. As of March 31, 2010, we were a party to six collective bargaining agreements covering our unionized employees. Four of the collective bargaining agreements were signed in May 2008 and will expire in April 2012. One of the remaining collective bargaining agreements was renegotiated during 2009, leading to a two-year accord among the Bank and approximately 1,600 employees, whereas the other one was negotiated in 2010, leading to a two years agreement. We have not experienced a strike since 1998 and consider relations with our employees to be satisfactory.

We have a comprehensive personnel training and development program that includes internal courses on operational, technical and commercial matters as well as participation in external seminars. In 2010, the total cost of training programs was approximately 0.4% of the total personnel salaries and expenses. This cost was related to 221 training courses, attended by 39,723 people. According to our human resources division, during 2010 a total of 9,903 out of 10,341 of our employees attended at least one training course, which represents 96% of the Bank’s total personnel. We do not maintain any pension or retirement programs for the vast majority of our employees. We do, however, pay certain long-serving key employees a severance payment upon retirement. Although we have, in the past, provided productivity bonuses to individual employees on a discretionary basis, we do not maintain a formal profit-sharing plan.

SHARE OWNERSHIP

Mr. Andronico Luksic and Mr. Guillermo Luksic, members of our board of directors since March 2002 and March 2001, respectively, together with members of their family, control Quiñenco S.A. As of April 14, 2011, Quiñenco S.A. owns 32.50% of our outstanding shares (directly and indirectly through LQ Inversiones Financieras S.A.). Additionally, Quiñenco S.A. holds 60.60% of the voting rights in Banco de Chile (directly and indirectly through shares of SM-Chile S.A. that are owned by LQ Inversiones Financieras S.A. and Inversiones LQ-SM S.A

In connection with the framework agreement executed between Citigroup, Inc. and Quiñenco S.A. in July 2007 and following the merger of Citibank Chile into Banco de Chile, Citigroup became a shareholder of LQ Inversiones Financieras S.A. (“LQIF”), the parent corporation of SM-Chile S.A. As of April 14, 2011, Citigroup is the owner of 50% of LQIF, and Quiñenco, directly and indirectly, owns 50% of LQIF. Regardless of any increase in participation by Citi, however, the agreement provides that Quiñenco will remain in control of LQIF and the corporations that are directly or indirectly controlled by LQIF. Accordingly, Quiñenco will maintain the power to elect the majority of the directors of LQIF, SM-Chile and Banco de Chile.

Mr. Jacob Ergas controls Ever I Bae S.p.A., Ever Chile S.p.A. and Inversiones Aspen Limitada. As of April 14, 2011, these holding companies own 2.14%, 2.22% and 1.47% of our outstanding shares, respectively. Mr. Ergas holds 5.83% of the voting rights in Banco de Chile through these holding companies. Since March 2011, when Mr. Jorge Ergas was appointed director to the board, Mr. Jacob Ergas was no longer a member of the board.

None of our directors or senior management (other than Mr. Andronico Luksic and Mr. Guillermo Luksic) owns 1% or more of our outstanding common stock. Further, none of our directors (including Mr. Andronico Luksic and Mr. Guillermo Luksic) or senior management has different or preferential voting rights with respect to the shares they own.

We do not have any arrangements for involving employees in our capital, including any arrangements that involve the issue or grant of options of our shares or securities.

Item 7.	Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

The following table sets forth certain information regarding the ownership of outstanding shares as of April 15, 2011 for the following:

•	each person or entity who is known by us to own beneficially more than 5% of our outstanding share capital or voting power; and

•	our directors and members of our executive management group, as a group.

Name	Amount Owned	Percentage(1)
LQ Inversiones Financieras S.A. and Inversiones LQ - SM Limitada(2)	51,577,634,551	60,60%
Jacob Ergas(3)	4,965,707,263	5,83%
Directors and executive officers as a group (28 persons)	21,675,322	0,03%

(1)	Percentages are based on 85,106,824,710 common shares outstanding as of April 15, 2011. This number includes 74,676,449,410 ordinary shares and 10,430,375,300 ordinary shares of the series “Banco de Chile-S,” which resulted from the merger of Citibank Chile with and into the Bank.
(2)	LQ Inversiones Financieras S.A. (“LQIF”) holds these shares directly and indirectly through SM-Chile S.A. In connection with the framework agreement executed between Citigroup, Inc. and Quiñenco S.A. in July 2007 and following the merger of Citibank Chile into Banco de Chile, Citigroup became a shareholder of LQIF. As of April 15, 2011, Citigroup is the owner of 50% of LQIF, and Quiñenco directly and indirectly owns 50% of LQIF. Regardless of any increase in participation by Citi, however, the agreement provides that Quiñenco will remain in control of LQIF and the corporations that are directly or indirectly controlled by LQIF. Accordingly, Quiñenco will maintain the power to elect the majority of the directors of LQIF, SM-Chile and Banco de Chile. As of December 31, 2010, members of the Luksic family or their affiliates beneficially owned 83.3% of the common shares of Quiñenco S.A. Mr. Andronico Luksic and Mr. Guillermo Luksic are members of our board of directors.
(3)	Mr. Jacob Ergas holds his shares through Ever I Bae S.p.A., Ever Chile S.p.A. and Inversiones Aspen Ltda., which are holding companies under his control. Since March 2011, when Mr. Jorge Ergas was appointed director to the board, Mr. Jacob Ergas was no longer a member of the board.

RELATED PARTY TRANSACTIONS

In the ordinary course of our business, we engage in a variety of transactions with certain of our affiliates and related parties. Financial information concerning these transactions is set forth in Note 37 to our audited consolidated financial statements as of and for the year ended December 31, 2010 appearing elsewhere in this annual report. The Chilean Corporations Law was amended in October 2009, by Law No. 20,382, which also introduced changes to several others laws in order to generally improve Chilean corporate governance. As part of these changes, the concept of related party transactions that is provided in the Chilean Corporations Law was amended. In this regard, the new regulation establishes a different treatment for closely-held corporations and for publicly-held corporations.

In accordance with the Chilean Corporations Law, related party transactions in publicly-held corporations are defined as every negotiation, act, contract or operation in which the corporation deals with any of the following persons: (i) one or more persons related to the corporation, in accordance with the Chilean Securities Law No. 18,045; (ii) a director, manager, administrator, main executive or liquidator of the corporation, acting on its own behalf or on behalf of third parties, or their respective husband or wife or any other person to which such director, manager, administrator, main executive or liquidator, or their husband or wife has a second degree relationship with (either by consanguinity or affinity); (iii) companies or corporations in which the persons mentioned in the previous item are owners, directly or through other juridical or natural persons,of 10% or more of its capital, directors, managers, administrators or main executives; (iv) those established in the by-laws of the corporation or those reasonably agreed by the board of directors; and (v) persons who acted as a director, manager, administrator, main executive or liquidator of the corporation, within eighteen months of the relevant transaction.

A publicly-held corporation may only enter into transactions with related parties if (i) the purpose of the transaction is in the corporation’s best interest, (ii) the transaction is adjusted to reflect prevailing market prices, terms, and conditions, and (iii) the transaction complies with the requirements and procedures specified in the Chilean Corporations Law, which requires the board of directors of such corporation to approve the relevant transaction based upon the criteria mentioned in items (i) and (ii) of this paragraph. In order for the board of directors of such corporation to approve any such transactions, the related party involved in or negotiating the transaction must give prior notice to the board of directors.

The violation of these provisions shall not affect the transaction’s validity, but shall grant the corporation, its shareholders or third parties, an indemnification right to claim damages for the benefit of the corporation. The amount of damages claimed shall be equal to the sum of the benefits obtained by the related party as a result of the relevant transaction. All board resolutions approving such related party transactions must be reported to the corporation’s shareholders at the following ordinary annual shareholders’ meeting. Violations of this provision may result in administrative or criminal sanctions and civil liability to shareholders or third parties who suffer losses as a result of such violation.

The following transactions with related parties may be executed without complying with the requirements previously mentioned, subject to the prior approval of the board of directors: (i) transactions that are not considered of a material amount (for this purpose, an act or contract is deemed material if (1) it exceeds 1% of the corporation’s paid-in capital and reserves, and it also exceeds UF 2,000 or (2) it exceeds UF 20,000; and there is a presumption that all contracts celebrated within a period of twelve months constitute one single transaction, irrespective of whether they are executed in one or more separate transactions during such period of time); (ii) transactions that according to a general policy of customary transactions adopted by the board of directors of the corporation are considered customary in connection with the corporate purpose of the corporation; and (iii) transactions among corporations in which the corporation owns, directly or indirectly, at least 95% of the stake of the counterparty.

In connection with number (ii) above, on December 29, 2009, our board of directors agreed to establish the following general policy which permits us to carry out certain transactions with related parties without the requirements and procedures set forth in the Chilean Corporations Law. Among others, the general policy adopted by our board of directors includes transactions that are in the ordinary course of our business, such as opening current accounts, making deposits, extending loans or credit lines with or without collateral, factoring transactions, sale and transfer of commercial papers, collections, payments and funds transfers, foreign exchange transactions, and letters of credit. This general policy has also been extended to our affiliates.

We believe that we have complied with the applicable requirements of the Chilean Corporations Law in all transactions with related parties and affirm that we will continue to comply with such requirements. See Note 37 to our audited consolidated financial statements as of and for the year ended December 2010 appearing elsewhere in this annual report for a more detailed accounting of our transactions with related parties.

On July 19, 2007, Quiñenco S.A., Citigroup Inc. and Citibank Overseas Investment Corporation entered into a Master Joint Venture Agreement (the “Framework Agreement”) that set forth the parameters of a partnership between Quiñenco S.A. and Citigroup Inc., including the eventual merger of Citibank Chile into us. The Framework Agreement provided that Citigroup Inc. would initially acquire a 32.96% equity interest in LQIF, our controlling shareholder, and would be entitled to increase its stake in LQIF to either 41.4778% or 50% through the exercise of several options. Citigroup Inc. could also be required to increase its stake in LQIF to 50% if Quiñenco S.A. exercised a put option under the Framework Agreement. The acquisition by Citigroup Inc. of its initial interest in LQIF occurred, with effect on January 1, 2008, under the terms of the Framework Agreement and the corresponding Merger Agreement between us and Citibank Chile. For purposes of the Merger Agreement, the operations and businesses of Citibank Chile that were effectively contributed to us were deemed to represent 10.497% of the post-merger entity and, together with other assets and businesses contributed by Citigroup Inc. to LQIF, were the basis for the issuance by LQIF of the 32.96% equity interest in LQIF transferred to Citigroup Inc. As consideration for the merger, we issued and conveyed to LQIF (and indirectly, the holders of Citibank Chile shares) 8,443,861,140 no-par value “Banco de Chile-S” series shares (which, as of the date hereof, have been converted into ordinary shares “Banco de Chile”, by means of the amendment of the Bank’s Bylaws).

Under the Framework Agreement, Quiñenco S.A. remains as the controlling shareholder of LQIF and therefore of us, while Citigroup Inc. is granted certain governance and other shareholder rights in LQIF. With respect to the governance rights in us, Citigroup Inc. has the right to name, and has recently appointed, two directors to our eleven-member board of directors, while Quiñenco would maintain the right to appoint a majority of our board of directors. Citigroup Inc. also has the power to propose the appointment of certain of our executive officers (including our chief financial officer) and at least one representative on our directors/audit committees. Under this agreement, Citigroup Inc. was also granted certain veto rights over certain “fundamental strategic decisions” (as defined in the Framework Agreement), such as the delisting of our ADSs from the New York Stock Exchange or the delisting of our shares from the Santiago Stock Exchange, the Bolsa Electrónica de Chile and the Valparaiso Stock Exchange, entry into new lines of business or large acquisitions, approval of related party transactions and changes to our bylaws or organizational documents. Furthermore, Citigroup Inc. agreed to purchase substantially all of the assets of our North American (i.e., Miami and New York) branches for U.S.$130 million. In the event that Citigroup Inc. were to beneficially own 50% of LQIF, Citigroup would become entitled to name up to five of our 11 directors (such number to be reduced by the number of directors appointed by minority shareholders, provided that Citigroup Inc. always shall have the right to appoint at least one director), including the vice chairman of our board of directors. However, even in this circumstance, Quiñenco S.A. would still be entitled to appoint a majority of our board of directors. The Framework Agreement also sets forth a series of ancillary agreements proposed to be entered into by the parties to the Framework Agreement and some of their affiliates.

On December 19, 2008, Quiñenco S.A., Citigroup Inc. and Citibank Overseas Investment Corporation amended the Framework Agreement (the “Amendment”), and through it the Shareholders’ Agreement mentioned below. The Amendment provided that if Citigroup Inc. did not acquire 8.52% of LQIF’s shares (to hold at least a 41.4778% ownership interest in LQIF) as a consequence of the actions and decisions of any relevant authority in the United States, Quiñenco S.A. shall have the right to a compensation as provided in the Amendment, and Citigroup Inc. shall have the option of acquiring either a 41.4778% or a 50% share of LQIF. Furthermore, the Amendment provided that if for any reason Citigroup Inc. did not exercise any of the call options mentioned in the previous sentence, Quiñenco S.A. or its affiliates, as applicable, shall be entitled to require Citigroup Inc. to sell to them an amount of shares of LQIF such that, after such sale, Quiñenco S.A. shall directly or through its affiliates own an 80.1% ownership interest in LQIF. If this had occurred, Citigroup Inc.’s governance and other shareholder rights mentioned in the preceding paragraph should have been those provided in Clause Six of the Shareholders’ Agreement referred to below. Notwithstanding these provisions, on January 29, 2010, Citigroup Inc. exercised a call option to acquire 8.52% of LQIF’s shares and, on March 15, 2010, Citigroup Inc. exercised another call option to acquire an additional 8.52% of LQIF’s shares. Consequently, since April 30, 2010 Citigroup Inc. and Citigroup Overseas Investment Corporation indirectly owns 50% of LQIF. As a result, since April 30, 2010, Citigroup Inc. has been granted certain corporate governance rights over us, as described above.

On December 27, 2007, Quiñenco S.A., Citigroup Chile S.A. and the minority shareholders of LQIF entered into a shareholders’ agreement (the “Shareholders’ Agreement”) that formalized the rights of Citigroup Inc. with respect to the governance rights in us as set forth in the Framework Agreement (and as discussed in the preceding paragraph). The Shareholders Agreement became effective on January 1, 2008.

On December 27, 2007, we entered into a Global Connectivity Agreement with Citigroup Inc. The purpose of this agreement is to enable us and our clients to become part of Citigroup’s Global Network and to provide a framework for us and Citigroup Inc. to direct new business to the partnership in order to generate wealth creation for both companies. The agreement sets forth the terms upon which we, Citigroup Inc. and our and its respective affiliates will develop a relationship with respect to cross-border business and certain services being rendered (such as corporate and investment banking services, international personal banking services and global transactions services, among others). The parties agreed on the following principles with respect to implementing the terms of the agreement: (i) the promotion of global connectivity products among Chilean customers, (ii) the setup of a technology platform, (iii) the training of employees and officers, and (iv) the construction of international support networks to carry out the transactions contemplated by the agreement. On February 27, 2009, we and Citigroup amended the Global Connectivity Agreement. The purpose of the amendment was to clarify and supplement the terms of the original agreement with respect to the banking services to be provided in Chile and abroad.

On December 27, 2007, we also entered into a Trademark License Agreement with Citigroup Inc. (the “Trademark License Agreement”) in which Citigroup Inc. granted us a non-exclusive paid-up and royalty-free license to use certain of Citigroup Inc.’s trademarks in Chilean territory. In addition, Citigroup Inc. granted us a license to use its domain name solely in connection with marketing and promoting authorized services in Chilean territory. On February 27, 2009, we and Citigroup Inc. amended the Trademark License Agreement. The amendment requires us to deliver a certificate at least once a year confirming that we are in compliance with the standards set forth in the Trademark License Agreement. In addition, we must comply with certain additional quality control standards approved periodically by Citigroup Inc. relating to certain products, and Citigroup Inc. has the right to review and inspect all materials relating to the offer and sale of certain products.

On December 27, 2007, we entered into a Cooperation Agreement with Citigroup Inc. (the “Cooperation Agreement”) with the purpose of providing a framework for the integration of Citibank Chile with us following the merger and ensuring a successful relationship between us and Citigroup Inc. In particular, the Cooperation Agreement establishes a communication mechanism between us and Citigroup Inc. to enhance the exchange of ideas and information related to the integration of our business with that of Citibank Chile and provides for certain specific areas of collaboration going forward (such as with respect to our hedging and derivatives strategies). On February 27, 2009, we and Citigroup Inc. amended the Cooperation Agreement to require each company to establish specific formal processes for sharing information about regulatory changes in the United States and Chile that may have an impact on us.

On December 31, 2007, we entered into an Asset Purchase Agreement with Citibank, N.A. (the “Asset Purchase Agreement”), whereby we sold substantially all of the assets and operations of our banking businesses in Miami and New York to Citibank, N.A. and Citibank, N.A. agreed to offer employment to substantially all of the employees in those branches and to assume substantially all of the liabilities related to such assets and operations. In consideration for this sale, we were paid an aggregate purchase price of U.S.$130 million, in addition to the assumption of liabilities. Following the completion of the sale, the Miami and New York branches were placed in voluntary liquidation in January 2008. In March 2008, the banking licenses for both branches were surrendered to the appropriate banking regulator.

On April 21, 2008, we and Empresa Periodística La Tercera agreed to enter into a credit card co-branding agreement for an annual amount of U.S.$475,000 and with a term of five years. The purpose of this agreement is to promote the use of credit cards issued by us among our clients who are also subscribers of La Tercera newspaper. This agreement will grant exclusive benefits and discounts to the subscribers of Diario La Tercera who have credit cards issued by us or use a credit card issued by us to pay its subscription with Empresa Periodística La Tercera.

On December 23, 2008, we and Compañía Nacional de Teléfonos, Telefónica del Sur S.A. (“Telsur”) agreed to enter into a trade agreement in order to optimize the placement and use of credit cards issued by us. This agreement aims to implement a system linked to credit cards issued by us and will provide exclusive discounts, benefits and incentives to clients of both us and Telsur.

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

On September 1, 2009, we and Jorge Ergas Heyman entered into an agreement with an indefinite term for consulting services to our board of directors for an annual amount of U.S.$245,000. Considering that Mr. Ergas has been recently appointed director of our board, this agreement has been terminated.

On September 25, 2009, we entered into a Master Services Agreement with Citigroup Inc. This agreement has the purpose of regulating and supplementing certain reciprocal services that, before the merger between us and Citibank Chile, had been provided pursuant to the terms of certain service agreements then in effect between Citigroup Inc. (and certain of its affiliates) and Citibank Chile, which were assumed, after the merger, by us as legal successor to Citibank Chile. Furthermore, this Agreement seeks to foster global connectivity with respect to the banking and financial services referred to in the Global Connectivity Agreement and in the other agreements executed with Citigroup Inc. mentioned above.

All the terms and conditions contained in the agreements mentioned above were previously reviewed and approved by our board of directors.

Loans to Related Parties

As authorized by the General Banking Law, and within the regulatory limits, we hold several outstanding loans owed by different corporations related to us. All such loans (i) were made in the ordinary course of business, (ii) were made on terms, including interest rates and collateral, substantially the same as those prevailing at the time for comparable transactions with other persons, and (iii) did not involve more than the normal risk of collectability or present other unfavorable features. See Note 37(a) to our audited consolidated financial statements as of and for the year ended December 31, 2010 appearing elsewhere in this annual report.

Item 8.	Financial Information

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Audited Consolidated Financial Statements

Please refer to “Item 18. Financial Statements.”

Legal Proceedings

We and our subsidiaries are subject to claims and are parties to legal proceedings in the normal course of business.

RICO Claims

On March 11, 2009, the Consejo de Defensa del Estado de la República de Chile filed a complaint against us in the United States District Court of the Southern District of Florida. The complaint alleges substantive civil violations of the Racketeer Influenced and Corrupt Organizations Act (“RICO”), RICO conspiracy, aiding and abetting RICO violations, and aiding and abetting a breach of fiduciary duty. The complaint sought redress for funds allegedly misappropriated from the Chilean Government by the former President of Chile, Augusto Pinochet, and alleged that we had participated in conduct related to a money laundering scheme. Damages being sought were U.S.$22.0 million, which amount was subject to trebling pursuant to RICO.

On October 16, 2009, we and the Consejo de Defensa del Estado de la República de Chile executed a settlement agreement by means of which the Chilean Government unconditionally and irrevocably abandoned its RICO claims against us. In accordance with the terms of the settlement agreement, the Chilean Government abandoned all actions in Chile or abroad, of any nature, which it had or may have had against us, our branches, agencies, affiliates, subsidiaries, related persons and companies and Citibank N.A.’s Chile branch, and their respective agents, directors, personnel, employees and contractors, irrespective of the date in which they may have worked or acted on behalf of the mentioned entities. The settlement agreement covered the actions that were subject to reservation of rights, in the case against Augusto Pinochet and other persons, before the Special Jurisdiction Judge of the Santiago Court of Appeals.

According to the aforementioned settlement agreement, we paid U.S.$2,250,000 to the Government of Chile and the respective taxes in connection with such sum.

Request from Spanish Court to Chilean Judicial Authorities

On April 29, 2010, the Supreme Court of Chile denied the requests contained in a rogatory letter issued on October 26, 2009 by the Central Court of Instruction Number 5 of the National Court of Spain (Juzgado Central de Instrucción No. 5 de la Audiencia Nacional de Madrid) in Madrid, Spain (the “Spanish Court”) to have certain actions taken (as described below) with respect to a lawsuit before the Spanish Court. The Supreme Court of Chile established that the subject matter of the investigation by the Spanish Court was currently pending before a Chilean tribunal that has jurisdiction and competence over these matters.

The rogatory letter referred to above notified the Chilean judicial authorities that a lawsuit pending before the Spanish Court had been amended to add causes of action concerning concealment of assets and money laundering against Mr. Pablo Granifo Lavin (the chairman of our board of directors) and Mr. Hernán Donoso Lira (former manager of our New York branch) and against us, Banchile Corredores de Bolsa S.A. and Banchile

Administradora General de Fondos S.A., the latter three of which face only subsidiary civil liability. The rogatory letter, among other items, requested a joint guarantee (fianza solidaria) from the defendants in the amount of US$77,348,374 and, if the the aforementioned parties were not to grant such a joint guarantee, requested the attachment of assets of up to US$103,131,165.

In Chile, a judicial investigation is currently underway and at the time of filing of this annual report no indictments for criminal participation of persons affiliated with us have been issued. Consequently, it is not possible to predict the outcome of these proceedings, or what impact, if any, they might have on us.

Discrimination Claim

A Chilean court with jurisdiction over labor claims has issued a judgment against us in a legal proceeding for employment wrongful termination based on a discrimination claim. As a result of this judgment and as long as it remains in effect, we are prevented from entering into certain service agreements with the Chilean government until September 7, 2012. Despite the judgment, we are still permitted to enter service agreements with government-owned companies created by statute, agreements in connection with the purchase and sale of securities or other financial instruments, agreements in connection with the execution and concessions of public projects and agreements in connection with the lending of credit on a fixed term basis. We are currently evaluating legal procedures to overturn this judgment or mitigate the prohibition described above. Assuming that this judgment remains in effect, we have estimated its impact on our results of operations for the year ending December 31, 2011 to be of U.S.$1.6 million.

Dividends

General

We currently have a single series of common shares, and the dividends on our shares are proposed by our board of directors and are approved by our shareholders at the ordinary annual shareholders’ meeting following the year with respect to which the dividends are proposed. Our ordinary annual shareholders’ meeting is required to be held in the first four months of each year. Following shareholder approval, the dividends are declared and paid. Dividends are paid to shareholders of record on the fifth business day preceding the date set for payment of the dividend. The applicable record dates for the payment of dividends to holders of our ADSs are, to the extent practicable, the same. Under the Chilean Corporations Law and regulations issued thereunder, Chilean public corporations are generally required to distribute at least 30% of their consolidated annual earnings as dividends, except to the extent they have accumulated losses. Previously, a bank was permitted to distribute less than such minimum amount in any given year with approval of the holders of at least two-thirds of the bank’s outstanding stock. In 2006, however, this possibility was eliminated by law. Under the General Banking Law, a Chilean bank may pay dividends upon approval of its shareholders from (i) net earnings of previous fiscal years (i.e., interim dividends are not permitted), (ii) the reserve kept for that purpose or (iii) other funds permitted under Chilean law.

Our dividend policy is affected to some extent by the rights of SAOS, our affiliate, pursuant to its assumption of the Central Bank indebtedness discussed in “Item 4. Information on the Company—History and Development of the Bank—History—The 1982-1983 Economic Crisis and the Central Bank Subordinated Debt.”

Up until April 15, 2011, we had two series of capital shares with identifiable rights: our ordinary shares and our ordinary “Banco de Chile-S”series shares. On April 15, 2011, we cancelled all our ordinary “Banco de Chile-S”series shares and granted to holders of these shares one ordinary share for every ordinary “Banco de Chile-S” series share held. As of April 15, 2011 we had a total of 85,106,824,710 outstanding shares with no par value. All these shares were duly subscribed and paid.

Cash Dividends

In March 2007, we paid a nominal dividend of Ch$1.9796 per share. At the ordinary annual shareholders’ meeting held on March 27, 2008, our shareholders agreed to the distribution and payment of dividend No. 196, in the amount of Ch$3.359690 per ordinary share, with a charge to our 2007 income, and the distribution and payment of a dividend of Ch$2.626161 per share of the “Banco de Chile-S” series.

In March 2009, we paid a nominal dividend of Ch$2.357790 per share. At the ordinary annual shareholders’ meeting held on March 26, 2009, our shareholders agreed to the distribution and payment of dividend No. 197, in the amount of Ch$2.357790 per ordinary share, with a charge to our 2008 income, and the distribution and payment of a dividend of Ch$2.357790 per share of the “Banco de Chile-S” series.

In March 2010, we paid a nominal dividend of Ch$3.496813 per share. At the ordinary annual shareholders’ meeting held on March 25, 2010, our shareholders agreed to the distribution and payment of dividend No. 198, in the amount of Ch$3.496813 per ordinary share, with a charge to our 2009 income, and the distribution and payment of a dividend of Ch$3.496813 per share of the “Banco de Chile-S” series.

In March 2011, we paid a nominal dividend of Ch$2.937587 per share. At the ordinary annual shareholders’ meeting held on March 17, 2011, our shareholders agreed to the distribution and payment of dividend No. 199, in the amount of Ch$2.937587 per ordinary share, with a charge to our 2010 income.

The following table sets forth the cash dividends declared per common share during the years ended December 2008, 2009 and 2010:

	As of and for the Year Ended December 31,
	2008	2009		2010
	(in Ch$, except percentages)				(in U.S.$)
Chile GAAP:
Dividend payout ratio(1)	91.62%	80.82%		111.94%	—
Dividend per common share(2)	3.36	2.72	(*)	3.50	0.007

(1)	Dividend payout ratio is calculated by dividing the amount of dividends paid by the earnings per share of the prior year.
(2)	Dividends per share are calculated by dividing the amount of the dividend paid during each year by the previous year’s number of shares outstanding.
(*)	Includes an additional payment to the Central Bank by an amount of MCh$29,466 in accordance with Law No. 19,396

Whether future dividends will be paid will depend upon our earnings, financial condition, capital requirements, governmental regulations and policies and other factors. Accordingly, there can be no assurance that dividends in future years will be paid at a rate similar to dividends paid in past years.

Stock Dividends

At the extraordinary shareholders’ meeting held on March 17, 2011, our shareholders agreed to a stock dividend in connection with the capitalization of 30% of our distributable net income obtained during the fiscal year 2010 by means of the issuance of fully paid-in shares, without par value, with a value of Ch$66.83 per share, which was distributed among the shareholders in the proportion of 0.018838 fully paid-in shares for each share held, subject to the exercise of the options established in article 31 of Law 19,396.

Capital Increases

During an extraordinary shareholders’ meeting held on December 27, 2007, our shareholders approved, among other things, (i) the merger with Citibank Chile and (ii) a capital increase in the amount of Ch$297,324,899,039, which was contributed and paid for as consideration for the acquisition of all of the assets and liabilities of Citibank Chile. It was further agreed that we would issue 8,443,861,140 registered, ordinary no-par “Banco de Chile-S” series shares, which were to be delivered to the shareholders of Citibank Chile, in the proportion of 8,443.86114 shares of “Banco de Chile-S” series for each Citibank Chile share held. For a more detailed description of this Extraordinary Shareholders’ Meeting, see “Item 10. Additional Information—Memorandum and Articles of Association—Shareholders’ Meetings and Voting Rights.”

During an extraordinary shareholders’ meeting held on January 20, 2011, our shareholders approved a capital increase with the issuance of 3,385,049,365 new shares.

ADR Holders

Dividends payable to holders of our ADSs are net of conversion expenses of the depositary and are subject to Chilean withholding tax currently at the rate of 35%, subject to certain credits. Owners of our ADSs are not charged any fees with respect to cash or stock dividends.

Pursuant to current Chilean foreign exchange regulations, a shareholder who is not a resident of Chile does not need to be authorized as a foreign investor in order to receive dividends, sale proceeds or other amounts with respect to its shares remitted outside Chile, but the investor must inform the Central Bank about any such transactions and must remit foreign currency through the Formal Exchange Market. See “Item 10. Additional Information—Exchange Controls” for additional information on how ADS holders may remit currency outside Chile.

SIGNIFICANT CHANGES

No significant changes in our financial condition have occurred since the date of the most recent audited consolidated financial statements included in this annual report.

Item 9.	The Offer and Listing

Nature of Trading Market

Shares of our common stock are traded on all of Chilean stock exchanges. Our stocks have been listed on the Santiago Stock Exchange and the Valparaiso Stock Exchange since 1894, and on the Electronic Stock Exchange since 1989. The Santiago Stock Exchange is the main trading market for our shares.

The Chilean securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States. The Santiago Stock Exchange, which is Chile’s main exchange, had a market capitalization of approximately U.S.$342 billion as of December 31, 2010 and an average monthly trading volume of stocks that amounted to approximately U.S.$5,020 million for the year ended December 31, 2010. The Santiago Stock Exchange was established in 1893 and is a private company whose equity consists of 48 shares held by 45 shareholders. As of December 31, 2010, 227 series of shares were listed on the Santiago Stock Exchange.

According to information published by the Chilean Superintendency of Securities and Insurance, during 2010, the Santiago Stock Exchange accounted for approximately 86.2% of the stock trading turnover in Chile. Also, as of December 31, 2010, approximately 13.4% of equity trading in Chile was conducted on the Chilean Electronic Stock Exchange. The remaining 0.4% of equities was traded on the Valparaiso Stock Exchange.

In addition, as reported by the Santiago Stock Exchange, the ten largest companies in terms of market capitalization represented, as of December 31, 2010, approximately 47.5% of the Santiago Stock Exchange’s aggregate market capitalization and during 2009 accounted for approximately 48.1% of its total volume. During 2010, 36% of the companies listed on the Santiago Stock Exchange had their shares traded on an average of 70% or more of the exchange’s trading days.

ADSs, each representing 600 shares of common stock, without nominal (par) value, have been listed on the NYSE since January 2, 2002 under the symbol “BCH.” JPMorgan Chase Bank is our depositary for purposes of issuing the ADRs evidencing our ADSs. As of December 31, 2010, a maximum of 1,624,414 ADSs were outstanding (equivalent to 974,648,400 shares of common stock or 1.18% of the total number of issued shares of common stock as of the same date). Since certain of our ADSs are held by brokers or other nominees, the number of direct record holders in the United States may not be fully indicative of the number of direct beneficial owners in the United States or of where the direct beneficial owners of such shares are resident.

We listed our shares on Latibex, and trading of our shares started on that exchange on October 8, 2002 under the code “XBCH,” grouped in trading units of 600 shares. In addition, since December 20, 2002, our trading units are listed on the LSE.

The table below shows, for the periods indicated, the annual, quarterly and monthly high and low closing prices (in nominal Chilean pesos) of the traded shares of our securities on the Santiago Stock Exchange, the Electronic Stock Exchange and the Valparaiso Stock Exchange:

	Santiago Stock Exchange				Electronic Stock Exchange				Valparaiso Stock Exchange
	Common Stock				Common Stock				Common Stock
	High		Low		High		Low		High		Low
	(Ch$ per share )(1)				(Ch$ per share )(1)				(Ch$ per share )(1)
Annual Price History
2005	Ch$	37.7	Ch$	32.0	Ch$	38.0	Ch$	32.0	Ch$	38.8	Ch$	30.0
2006		45.9		32.0		46.0		31.4		46.0		31.7
2007		48.2		38.1		49.0		37.5		48.0		37.5
2008		43.6		26.1		43.4		25.5		42.8		27.0
2009		45.0		33.4		44.8		33.5		72.8		33.4
2010		72.6		45.1		73.2		44.7		72.7		44.7
2011 (through April 25)		74.0		63.0		74.7		63.0		74.4		63.1
Quarterly Price History
2007
1st Quarter		47.0		40.6		47.3		41.0		47.1		40.8
2nd Quarter		48.2		40.5		48.0		40.0		47.0		40.9
3rd Quarter		47.9		38.6		49.0		37.5		48.0		37.5
4th Quarter		44.0		38.1		44.5		37.9		43.5		38.0
2008
1st Quarter		43.6		36.0		43.4		35.6		42.8		36.1
2nd Quarter		40.5		38.2		41.4		38.2		40.0		38.1
3rd Quarter		38.4		35.4		39.1		35.4		38.5		35.6
4th Quarter		36.5		26.1		36.7		25.5		36.2		27.0
2009
1st Quarter		37.4		34.0		37.5		33.5		37.5		34.0
2nd Quarter		39.0		33.4		39.0		33.5		38.9		33.4
3rd Quarter		43.7		37.0		43.6		37.0		42.5		37.2
4th Quarter		45.0		40.8		44.8		39.5		72.8		41.5
2010
1st Quarter		55.9		45.1		56.4		44.7		55.5		44.7
2nd Quarter		57.8		51.3		57.8		51.2		57.0		51.4
3rd Quarter		72.6		54.9		73.2		54.9		72.7		54.9
4th Quarter		72.6		68.6		72.8		68.0		72.6		68.5
2011
1st Quarter		74.0		63.0		74.7		63.0		74.4		63.1
Monthly Price History
November 2010		70.5		68.7		71.0		68.0		70.3		68.5
December 2010		71.3		68.6		71.8		68.0		71.0		68.6
January 2011		74.0		68.2		74.7		68.3		74.4		68.1
February 2011		67.5		63.8		68.7		63.0		68.7		63.1
March 2011		70.4		63.0		70.3		63.2		69.5		63.2
April 2011 (through April 25)		68.7		65.9		68.8		66.0		68.7		67.2

Sources: Santiago Stock Exchange, Electronic Stock Exchange and Valparaiso Stock Exchange—Official Quotation Bulletins and Bloomberg.

(1)	Pesos per share reflect nominal price at trade date.

The table below shows the annual, quarterly and monthly high and low closing prices, as reported by the NYSE, Latibex:

	New York Stock Exchange				Latibex
Period	High		Low		High	Low
	(U.S.$ per ADS)(1)				(Euros per Trading Unit)(2)
Annual Price History
2006	U.S.$	52.40	U.S.$	34.87	€38.99	€27.95
2007		53.51		43.04	40.10	30.75
2008		58.43		23.50	37.67	18.61
2009		53.90		31.85	37.45	22.81
2010		92.50		53.72	68.65	37.33
2011 (through April 25)		90.35		78.37	68.90	55.85
Quarterly Price History
1st Quarter 2008		58.43		45.90	37.67	31.03

	New York Stock Exchange		Latibex
Period	High	Low	High	Low
	(U.S.$ per ADS)(1)		(Euros per Trading Unit)(2)
2nd Quarter 2008	55.01	44.60	34.43	28.96
3rd Quarter 2008	46.13	38.26	30.63	26.77
4th Quarter 2008	39.08	23.50	28.25	18.61
1st Quarter 2009	38.05	31.85	29.98	22.81
2nd Quarter 2009	43.50	34.13	30.38	26.05
3rd Quarter 2009	48.39	40.51	32.93	28.90
4th Quarter 2009	53.90	46.07	37.45	31.32
1st Quarter 2010	64.41	53.72	46.93	37.33
2nd Quarter 2010	65.63	56.25	51.60	42.50
3rd Quarter 2010	90.20	61.00	66.30	48.29
4th Quarter 2010	92.50	85.16	68.65	61.00
1st Quarter 2011	90.35	78.37	68.90	55.85
Monthly Price History
October 2010	92.32	85.80	64.75	61.40
November 2010	89.15	85.16	65.00	61.00
December 2010	92.50	86.73	68.65	65.20
January 2011	90.35	84.41	68.90	62.05
February 2011	85.68	80.96	63.40	58.80
March 2011	88.09	78.37	63.20	55.85
April 2011 (through April 25)	88.04	83.00	61.30	58.05

Source: Bloomberg.

(1)	One ADS represents 600 shares of common stock.
(2)	One Trading Unit represents 600 shares of common stock.

Item 10.	Additional Information

MEMORANDUM AND ARTICLES OF ASSOCIATION

Set forth below is a brief summary of the significant provisions of our estatutos (bylaws) and Chilean law. This description contains all material information concerning our shares, but does not purport to be complete and is qualified in its entirety by reference to our estatutos (a copy of which is filed as exhibit 1.1 to this annual report), the General Banking Law, the Chilean Corporations Law and the Securities Market Law.

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

The Chilean securities markets are principally regulated by the Chilean Superintendency of Securities and Insurance under the Securities Market Law and the Chilean Corporations Law. In the case of banks, compliance with these laws is supervised by the Superintendency of Banks. These two laws provide for disclosure requirements, restrictions on insider trading and price manipulation and protection of minority investors. The Securities Market Law sets forth requirements relating to public offerings, stock exchanges and brokers, and outlines disclosure requirements for companies that issue publicly offered securities.

Purpose

Our corporate purpose is to undertake all acts, contracts, business and transactions as the General Banking Law allows banking institutions to undertake, without prejudice to expanding or restricting its scope of action consistent with current legal precepts or such as may be established in the future.

Capitalization

There is currently one outstanding series of our capital stock, as of April 15, 2011 we have exchanged each ordinary share of the “Banco de Chile-S” series for an ordinary “Banco de Chile” share. According to our bylaws we have a total of 86,942,514,973 shares with no par value and full voting of which 85,106,824,710 are subscribed and paid for as of the same date. There are no legal restrictions on the payment of dividends from our net income, except that we may only pay a single dividend per year (i.e., interim dividends are not permitted). Under the Chilean Corporations Law and regulations issued thereunder, Chilean public corporations are generally required to distribute at least 30% of their consolidated annual earnings as dividends, except to the extent they have accumulated losses. Previously, a bank was permitted to distribute less than such minimum amount in any given year with approval of the holders of at least two-thirds of the bank’s outstanding stock. In 2006, however, this possibility was eliminated by law. Under the General Banking Law, a Chilean bank may pay dividends upon approval of its shareholders from (i) net earnings of previous fiscal years (i.e., interim dividends are not permitted), (ii) the reserve kept for that purpose or (iii) other funds permitted under Chilean law.

Under Chilean law, the shareholders of a company, acting at an extraordinary shareholders’ meeting, have the power to authorize an increase in the company’s capital. When an investor subscribes for issued shares, the shares are registered in such investor’s name, even if not paid for, and the investor is treated as a shareholder for all purposes, except with regard to receipt of dividends and the return of capital. The investor becomes eligible to receive dividends or the return of capital once it has paid for the shares; if it has paid for only a portion of such shares, it is entitled to reserve a corresponding pro rata portion of the dividends declared with respect to such shares unless the company’s bylaws provide otherwise. If an investor does not pay for shares for which it has subscribed on or prior to the date agreed upon for payment, the company is entitled under Chilean law to auction the shares on a stock exchange and collect the difference, if any, between the subscription price and the auction proceeds. However, until such shares are sold, the subscriber continues to exercise all the rights of a shareholder (except the right to receive dividends or the return of capital). In the case of banks, authorized shares and issued shares that have not been paid for within the period fixed for their payment by the Superintendency of Banks are cancelled and are no longer available for issuance by the company.

The Chilean Corporations Law provides that the purchaser of shares of a company implicitly accepts its bylaws and any agreements adopted at shareholders’ meetings.

Directors

For a description of the provisions of our estatutos relating to our board of directors and our directors/audit committee, see “Item 6. Directors, Senior Management and Employees.”

Ownership Restrictions

Under the Securities Market Law and the regulations of the Superintendency of Banks, shareholders of open stock corporations are required to report the following to the Chilean Superintendency of Securities and Insurance and the Chilean stock exchanges:

•	any direct or indirect acquisition or sale of shares that results in the holder’s acquiring or disposing of, directly or indirectly, 10% or more of an open stock corporation’s share capital; and

•

any direct or indirect acquisition or sale of shares or options to buy or sell shares, in any amount, if made by a holder of 10% or more of an open stock corporation’s capital or if made by a director, liquidator, main officer, general manager or manager of such corporation

The foregoing requirements also apply to the acquisition or sale of securities or agreements which price or return depends or is conditioned (all or in a significant part) to changes or movements in the price of such shares. The report shall be made the day following the execution of the transaction.

In addition, any person who acquires 10% or more of our shares must include in the report whether the purpose of the acquisition is to acquire control of the company or if the acquisition is just a financial investment. A beneficial owner of ADSs representing 10% or more of our share capital will be subject to these reporting requirements under Chilean law.

According to the regulations of the Superintendency of Banks, Chilean banks that issue ADSs are required to inform the Superintendency of Banks if any person, directly or beneficially, acquires ADSs representing 5% or more of the total amount of shares of capital stock issued by such bank.

Under the Securities Market Law and the regulations of the Chilean Superintendency of Securities and Insurance, persons or entities intending to acquire control, directly or indirectly, of an open stock corporation, regardless of the acquisition vehicle or procedure, and including acquisitions made through direct subscriptions or private transactions, are also required to inform the public of such intention at least 10 business days before the date on which the transaction is to be completed, but, in any case, as soon as negotiations regarding the change of control begin or as soon as confidential information and documents concerning the target are delivered to the potential acquirer through a filing with the Chilean Superintendency of Securities and Insurance, the stock exchanges where its securities are traded, companies controlled by and that control the target and through a notice published in two Chilean newspapers, which notice must disclose, among other information, the person or entity purchasing or selling, the price and the material conditions of any negotiations.

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

In addition to the foregoing, Article 54A of the Chilean Securities Market Law requires that within two business days of the completion of the transactions pursuant to which a person has acquired control of a publicly traded company, a notice shall be published in the same newspapers in which the notice referred to above was published and notices shall be sent to the same persons mentioned in the preceding paragraphs, as well as on their websites, if any.

The provisions of the aforementioned articles do not apply whenever the acquisition is being made through a tender or exchange offer.

Title XXV of the Chilean Securities Market Law on tender offers and the regulations of the Chilean Superintendency of Securities and Insurance provide that the following transactions must be carried out through a tender offer:

•

an offer which allows a person to take control of a publicly traded company, unless (i) the shares are being sold by a controlling shareholder of such company at a price in cash which is not substantially higher than the market price and the shares of such company are actively traded on a stock exchange and (ii) those shares are acquired (a) through a capital increase, (b) as a consequence of a merger, (c) by inheritance or (d) through a forced sale;

•

an offer for a controlling percentage of the shares of a listed company if such person intends to take control of the parent company (whether listed or not) of such listed company, to the extent that the listed company represents 75.0% or more of the consolidated net worth of the parent company; and

•

whenever a controlling shareholder acquires two-thirds of the voting shares of a listed company, such controlling shareholder must offer to purchase the remaining shares from the minority shareholders in a tender offer, unless (i) the controlling shareholder has reached two thirds of the voting shares through a tender offer for all of the shares of the company, or (ii) it reaches such percentage as a result of a reduction of the capital of the company by operation of law.

Article 200 of the Chilean Securities Market Law prohibits any shareholder that has taken control of a publicly traded company to acquire, for a period of 12 months from the date of the transaction in which it gained control of the publicly traded company, a number of shares equal to or greater than 3.0% of the outstanding issued shares of the target without making a tender offer at a price per share not lower than the price paid at the time of taking control. Should the acquisition from the other shareholders of the company be made on a stock exchange and on a pro rata basis, the controlling shareholder may purchase a higher percentage of shares, if so permitted by the regulations of the stock exchange.

Title XV of the Chilean Securities Market Law sets forth the basis to determine what constitutes a controlling power, a direct holding and a related party. The Chilean Securities Market Law defines control as the power of a person or group of persons acting (either directly or through other entities or persons) pursuant to a joint action agreement, to direct the majority of the votes at the shareholders’ meetings of the corporation and to elect the majority of members of its board of directors, or to influence the management of the corporation significantly. Significant influence is deemed to exist in respect of the person or group of persons with an agreement to act jointly that holds, directly or indirectly, at least 25.0% of the voting share capital, unless:

•	another person or group of persons acting pursuant to joint action agreement, directly or indirectly, controls a stake equal to or greater than the percentage controlled by such person;

•

the person or group does not control, directly or indirectly, more than 40.0% of the voting share capital and the percentage controlled is lower than the sum of the shares held by other shareholders holding more than 5.0% of the share capital (either directly or pursuant to a joint action agreement); or

•	in cases where the Chilean Superintendency of Securities and Insurance has ruled otherwise, based on the distribution or atomization of the overall shareholding.

According to the Chilean Securities Market Law, a joint action agreement is an agreement among two or more parties which, directly or indirectly, own shares in a corporation at the same time and whereby they agree to participate with the same interest in the management of the corporation or in taking control of the same. The law presumes that such an agreement exists between:

•	a principal and its agents;

•	spouses and relatives within certain degrees of kinship;

•	entities within the same business group; and

•	an entity and its controller or any of the members of the controller.

Likewise, the Chilean Superintendency of Securities and Insurance may determine that a joint action agreement exists between two or more entities considering, among other things, the number of companies in which they participate and the frequency with which they vote identically in the election of directors, appointment of managers and other resolutions passed at extraordinary shareholders’ meetings.

According to Article 96 of the Chilean Securities Market Law, a business group is a group of entities with such ties in their ownership, management or credit liabilities that it may be assumed that the economic and financial action of such members is directed by, or subordinated to, the joint interests of the group, or that there are common credit risks in the credits granted to, or in the acquisition of securities issued by, them. According to the Chilean Securities Market Law, the following entities are part of the same business group:

•	a company and its controller;

•	all the companies with a common controller together with that controller; and

•	all the entities that the Chilean Superintendency of Securities and Insurance declares to be part of the business group due to one or more of the following reasons:

•	a substantial part of the assets of the company is involved in the business group, whether as investments in securities, equity rights, loans or guaranties;

•	the company has a significant level of indebtedness and the business group has a material participation as a lender or guarantor of such indebtedness;

•

the company is a member of a controlling group of any company of those mentioned in the first two bullets above and there are reasons grounded in ties in the ownership, management or credit liabilities to include it in the business group; or

•

the company is controlled by a member of the controller of any of the entities of the business group if the latter is formed by more than one entity and if there is more than one group of controlling entities and there are reasons grounded in ties in the ownership, management or credit liabilities to include it in the business group.

The General Banking Law provides that, as a matter of public policy, no person or company may acquire, directly or indirectly, more than 10% of the shares of a bank without the prior authorization of the Superintendency of Banks, which may not be unreasonably withheld. The prohibition also applies to beneficial owners of ADSs. In the absence of such authorization, any person or group of persons acting in concert would not be permitted to exercise voting rights with respect to the shares or ADSs acquired. In determining whether or not to issue such an authorization, the Superintendency of Banks considers a number of factors enumerated in the General Banking Law, including the financial stability of the purchasing party.

The General Banking Law also requires the prior authorization of the Superintendency of Banks for the following transactions:

•	the merger of two or more banks;

•	the acquisition of all or a substantial portion of a bank’s assets and liabilities by another bank;

•	the control by the same person or controlling group of two or more banks; or

•	a substantial increase in the share ownership by a controlling shareholder of a bank.

This prior authorization is only required when the acquiring bank or the resulting group of banks would own a significant market share in loans, defined by the Superintendency of Banks to be more than 15.0% of all loans in the Chilean banking system. The intended purchase, merger or expansion may be denied by the Superintendency of Banks; or, if the acquiring bank or resulting group would own a market share in loans determined to be more than 20.0% of all loans in the Chilean banking system, the purchase, merger or expansion may be conditioned on one or more of the following:

•	the bank or banks maintaining regulatory capital higher than 8.0% and up to 14.0% of risk-weighted assets;

•	the technical reserve established in Article 65 of the General Banking Law being applicable when deposits exceed one and a half times the resulting bank’s paid-in capital and reserves; or

•	the margin for interbank loans being reduced to 20.0% of the resulting bank’s regulatory capital.

If the acquiring bank or resulting group would own a market share in loans determined by the Superintendency of Banks to be more than 15% but less than 20%, the authorization will be conditioned on the bank or banks maintaining a regulatory capital not lower than 10% of their risks weighted assets for the period specified by the Superintendency of Banks, which may not be less than one year. The calculation of the risk weighted assets is based on a five category risk classification system applied to a bank’s assets that is based on the Basel Committee recommendations.

According to the General Banking Law, a bank may not grant loans to related parties on terms more favorable than those generally offered to non-related parties. Article 84 No. 2 of the General Banking Law and the regulations issued by the Superintendency of Banks creates the presumption that natural persons who are holders of shares and who beneficially own more than 1.0% of the shares are related to the bank and imposes certain restrictions on the amounts and terms of loans made by banks to related parties. This presumption would also apply to beneficial owners of ADSs representing more than 1.0% of the shares.

Article 16 bis of the General Banking Law provides that the individuals or legal entities that, individually or with other people, directly control a bank and who individually own more than 10.0% of its shares must send to the Superintendency of Banks reliable information on their financial situation in the form and in the opportunity set forth in Resolution No. 3,156 of the Superintendency of Banks.

There are no limitations for non-resident or foreign shareholders to hold or exercise voting rights on the securities.

Preemptive Rights and Increases of Share Capital

The Chilean Corporations Law provides that whenever a Chilean company issues new shares for cash, it must offer its existing shareholders the right to purchase a number of shares sufficient to maintain their existing ownership percentages in the company. Pursuant to this requirement, preemptive rights in connection with any future issue of shares will be offered by us to the depositary as the registered owner of the shares underlying the ADSs. However, the depositary will not be able to make such preemptive rights available to holders of ADSs unless a registration statement under the Securities Act is effective with respect to the underlying shares or an exemption from the registration requirements thereunder is available.

We intend to evaluate, at the time of any preemptive rights offering, the practicality under Chilean law and Central Bank regulations in effect at the time of making such rights available to our ADS holders, as well as the costs and potential liabilities associated with registration of such rights and the related shares of common stock under the Securities Act, and the indirect benefits to us of thereby enabling the exercise by all or certain holders of

ADSs of their preemptive rights and any other factors we consider appropriate at the time, and then to make a decision as to whether to file such registration statement. There can be no assurance that any registration statement would be filed. If we do not file a registration statement and no exemption from the registration requirements under the Securities Act is available, the depositary will sell such holders’ preemptive rights and distribute the proceeds thereof if a premium can be recognized over the cost of such sale. In the event that the depositary is not able, or determines that it is not feasible, to sell such rights at a premium over the cost of any such sale, all or certain holders of ADSs may receive no value for such rights. Non-U.S. holders of ADSs may be able to exercise their preemptive rights regardless of whether a registration statement is filed. The inability of all or certain holders of ADSs to exercise preemptive rights in respect of shares of common stock underlying such ADSs could result in such holders not maintaining their percentage ownership of the common stock following such preemptive rights offering unless such holder made additional market purchases of ADSs or shares of common stock.

Under Chilean law, preemptive rights are exercisable or freely transferable by shareholders during a period that cannot be less than 30 days following the grant of such rights. During such period, and for an additional 30-day period thereafter, a Chilean corporation is not permitted to offer any unsubscribed shares for sale to third parties on terms which are more favorable than those offered to its shareholders. At the end of such additional 30-day period, a Chilean open stock corporation is authorized to sell unsubscribed shares to third parties on any terms, provided they are sold on a Chilean stock exchange. Unsubscribed shares that are not sold on a Chilean stock exchange can be sold to third parties only on terms no more favorable for the purchaser than those offered to shareholders.

Shareholders’ Meetings and Voting Rights

An ordinary annual shareholders’ meeting is held within the first four months of each year. The ordinary annual shareholders’ meeting is the corporate body that approves the annual financial statements, approves all dividends in accordance with the dividend policy determined by our board of directors, elects the members of our board of directors and approves any other matter that does not require an extraordinary shareholders’ meeting. Extraordinary meetings may be called by our board of directors when deemed appropriate, and ordinary or extraordinary meetings must be called by our board of directors when requested by shareholders representing at least 10% of the issued voting shares or by the Superintendency of Banks.

Notice to convene the ordinary annual meeting or an extraordinary meeting is given by means of three notices which must be published in a newspaper of our corporate domicile (currently Santiago, Chile) previously determined by our shareholders at the ordinary annual meeting or, in the event an agreement is not reached in the previous ordinary annual meeting or the newspaper ceases to exist or has its distribution suspended for whatever reason, in the Official Gazette in a prescribed manner, and the first notice must be published not less than 15 calendar days nor more than 20 calendar days in advance of the scheduled meeting. Notice must also be given to the Superintendency of Banks, the Santiago Stock Exchange, the Valparaiso Stock Exchange and the Chilean Electronic Stock Exchange. Currently, we publish our official notices in the El Mercurio newspaper of Santiago.

In the case of an ordinary annual shareholders’ meeting, shareholders holding a prescribed minimum ownership interest in us must be sent an annual report of our activities that includes audited consolidated financial statements. Shareholders who do not fall into this category but who request it must also be sent a copy of our annual report. In addition to these requirements, we regularly provide, and management currently intends to continue to provide, together with the notice of ordinary annual shareholders’ meeting, a proposal for the final annual dividend.

The quorum for a shareholders’ meeting is established by the presence, in person or by proxy, of shareholders representing at least an absolute majority of the issued shares. If a quorum is not present at the first meeting on first call, the meeting can be reconvened (in accordance with the procedures described in the previous paragraphs) and, upon the meeting being reconvened, shareholders present at the reconvened meeting are deemed to constitute a quorum regardless of the percentage of the shares represented.

The shareholders’ meetings pass resolutions by the affirmative vote of an absolute majority of those voting shares present or represented at the meeting. Approval by a two-thirds majority of the issued shares, however, is required at any shareholders’ meeting to approve any of the following actions:

•	a change in corporate form, merger or spin-off;

•	an amendment to our term of existence, if any, or our early dissolution;

•	a change in corporate domicile;

•	a decrease of corporate capital previously approved by the Superintendency of Banks, provided it is not reduced below the minimum legal capital;

•	the approval of capital contributions and appraisal of properties other than cash, in those cases where it is permitted by the General Banking Act;

•	a modification of the powers of shareholders or limitations on the powers of our board of directors;

•	a reduction in the number of members of our board of directors;

•

the transfer of 50% or more of the corporate assets or the implementation or amendment of any business plan that contemplates the transfer of more than 50% of our corporate assets or the transfer of 50% or more of the assets of a subsidiary if such subsidiary represents at least 20% of our total corporate assets, as well as transfer of shares of such subsidiary which would make it lose such status;

•	any non-cash distribution in respect of the shares;

•	a change in the manner of distribution of profits established in our bylaws;

•	the granting of guarantees to secure third-party obligations in excess of 50% of our corporate assets, unless granted to a subsidiary;

•	the repurchase of our shares under the conditions set forth in Articles 27A and 27B of the Chilean Corporations Law;

•	the correction of nullity caused by formal defects of any amendments to our bylaws;

•	approval or confirmation of transactions with related parties, as set forth in Articles 44 and 147 of the Chilean Corporations Law; or

•	certain other matters set forth in our bylaws.

Shareholders may accumulate their votes for the election of directors and cast all of their votes in favor of one person.

In general, Chilean law does not require a Chilean open stock corporation to provide the level and type of information that U.S. securities laws require a reporting company to provide to its shareholders in connection with a solicitation of proxies. However, shareholders are entitled to examine the books of a company and its subsidiaries within the 15-day period before any ordinary annual shareholders’ meeting.

The Chilean Corporations Law provides that a Chilean company’s annual report must include, in addition to the materials provided by the board of directors to shareholders, the comments and proposals made by the directors’ committee, and, whenever shareholders representing 10% or more of the issued voting shares so request, such shareholders’ comments and proposals in relation to the company’s affairs. Similarly, the Chilean Corporations Law provides that whenever the board of directors of an open stock corporation convenes an ordinary annual shareholders’ meeting and solicits proxies for that meeting, or distributes information supporting its decisions or other similar material, it is obligated to include as an annex to its annual report any pertinent comments and proposals that may have been made by the directors’ committee and shareholders owning 10% or more of the company’s voting shares who have requested that such comments and proposals be so included.

Only shareholders registered as such with us on the fifth business day prior to the date of a meeting are entitled to attend and vote their shares. A shareholder may appoint another individual (who need not be a shareholder) as his proxy to attend and vote on his behalf. Every shareholder entitled to attend and vote at a shareholders’ meeting has one vote for every share subscribed, as we do not have special classes of shares with different voting rights.

An extraordinary shareholders’ meeting was held on December 27, 2007 and the following issues were discussed and the following matters were approved:

•

Approval of the merger by absorption of Citibank Chile into us, under the terms set forth in the Merger Agreement executed by the parties on December 26, 2007. As a result of the merger, we acquired all the assets and assumed all the liabilities of Citibank Chile, and it succeeded to all of the assets and all of the liabilities of the latter. The merger was approved by Citibank Chile’s shareholders. In addition, the shareholders ratified the other agreements executed in connection with the Citibank Chile merger (i.e., the Asset Purchase Agreement, the License Agreement, the Cooperation Agreement and the Global Connectivity Agreement).

•

A capital increase was approved in the amount of Ch$297,324,899,039, which was contributed and paid for as consideration for the acquisition of all of the assets and liabilities of Citibank Chile. It was resolved that we would issue 8,443,861,140 registered, ordinary no-par “Banco de Chile-S” series shares, which were to be delivered to the shareholders of Citibank Chile, in the proportion of 8,443,861,140 shares of Banco de Chile-S for each Citibank Chile share. Each “Banco de Chile-S” series share has been exchanged for an ordinary share on April 15, 2011.

•

It was agreed that the merger was to become effective as of January 1, 2008, and that the profits of each bank corresponding to the financial year 2007 were to correspond to the shareholders of each respective institution in the manner and under the conditions determined by the ordinary annual shareholder’s meeting of the post-merger bank.

•	Some modifications to our bylaws were approved, as proposed by our board of directors (as detailed below). The issuance of a rewritten, coordinated and systemized text of our bylaws was also approved.

The modifications to our bylaws were as follows:

•	Article Five was amended in order to establish our new share capital, the new amount of shares and the creation of a new series of ordinary shares (“Banco de Chile-S”);

•

Article Eight was modified in order to establish that, in the case of any vacancy of alternate directors, any replacement director will be appointed by our board of directors so that the second alternate director will stand in the place of the first alternate director automatically;

•

Article Ten was modified to change the term during which a board of directors meeting must be held when it has been convened by one or more directors, to modify the term of any notice for such meetings, and the means by which these notices can be carried out;

•

Article Fifteen was amended to establish a new system for replacing the chairman of our board of directors. Accordingly, in case of absence or incapacity of the chairman of our board of directors, he or she shall be replaced in his role by a director appointed by our board of directors, and not by the vice chairman of our board of directors;

•

Article Nineteen was modified in order to change the system by which an election at a shareholders’ meeting is conducted. The existing viva voce mechanism was replaced by voting by slip of paper for shareholder votes. Additionally, the counting of votes can be carried out by a notary public, without prejudice to the resolutions adopted by the shareholders or by the Superintendency of Banks; and

•	New transitional articles were included to make reference to the merger between us and Citibank Chile and to our new share capital.

At the ordinary annual shareholders’ meeting held on March 27, 2008, the members of our board of directors and the alternate directors were elected. In addition, our shareholders agreed to the distribution and payment of dividend No. 196, in the amount of Ch$3.359690 per share, with a charge to our 2007 income.

At the ordinary shareholders’ meeting held on March 26, 2009, our shareholders agreed to the distribution and payment of dividend No. 197, in the amount of Ch$2.357790 per share, with a charge to our 2008 income.

At the extraordinary shareholders’ meeting held on March 26, 2009, our shareholders agreed that 30% of the net income obtained during the fiscal year ending December 31, 2008, would be capitalized through the issuance of fully paid-in shares, of no par value, with a value of Ch$31.26 per share, which would be distributed among the shareholders in the proportion of 0.032325 fully paid-in shares for each share held by shareholders at the record date prescribed by law.

At the ordinary shareholders’ meeting held on March 25, 2010, our shareholders agreed to the distribution and payment of dividend No. 198, in the amount of Ch$3.496813 per share, with a charge to our 2009 income.

At the extraordinary shareholders’ meeting held on March 25, 2010, our shareholders agreed to supplement our bylaws, as proposed by our board of directors and as detailed below.

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

At the extraordinary shareholders’ meeting held on January 20th, 2011 our shareholders agreed to increase the Bank’s capital in the amount of Ch$240,000,000,000 by means of the issuance of 3,385,049,365 cash shares, “Banco de Chile-S” series.

At the ordinary annual shareholders’ meeting held on March 17, 2011, our shareholders agreed to the distribution and payment of dividend No. 199, in the amount of Ch$2.937587, per ordinary share, with a charge to our 2010 income. Additionally, as indicated in Item 6, “Directors, Senior Management and Employees”, a new Board was appointed for the term of three years, as provided in Article Eight of the Bank’s bylaws.

At the extraordinary shareholders’ meeting held on March 17, 2011, our shareholders agreed to a stock dividend in connection with the capitalization of 30% of our distributable net income obtained during the fiscal year 2010 by means of the issuance of fully paid-in shares, without par value, with a value of Ch$66.83 per share which was distributed among the shareholders in the proportion of 0.018838 fully paid-in shares for each share held, subject to the exercise of the options established in article 31 of Law 19,396. In addition, our shareholders agreed to the conversion of the “Banco de Chile-S” series shares into ordinary shares, by means of an amendment to the Bank’s Bylaws. The aforementioned amendment became effective on April 15, 2011, upon its approval by the Superintendence of Banks and Financial Institutions and upon the compliance of all other legalizations formalities. The conversion of the “Banco de Chile-S” series shares has been registered at the Securities Register of the Superintendence of Banks and Financial Institutions (Registro de Valores de la Superintendencia de Bancos e Instituciones Financieras). As a consequence of this, the 86,942,514,973 outstanding shares in which the Bank’s capital is divided are duly registered before such Securities Register as an ordinary shares.

Additionally, there were the following additional modifications to our bylaws:

•	As a consequence of the capital increase referred to above, Article Five was amended in order to establish our new share capital and the new amount of shares;

•

Article Eleventh was modified in order to establish that, in the first meeting held by the Board of Directors, after being it elected by the Shareholders, the Board shall select its President and two Vice Presidents.

•

Article Fifteen was amended to establish a new system for replacing the chairman of our board of directors. Accordingly, the chairman shall be replaced in his functions by the Vice President appointed, with this purpose, by the Board of Directors. Likewise, in case of absence or incapacity of the appointed Vice President, he shall be replaced in his functions by the Director appointed by the Board of Directors, with such specific purpose;

The First Transitional Article was amended in order to reflect the new capital of the Bank, and the new amount of shares in which it is divided.

Dividend, Liquidation and Appraisal Rights

For a description of the provisions of our estatutos related to our dividends, see “Item 8. Financial Information—Consolidated Statements and Other Financial Information—Dividends.”

Under the Chilean Corporations Law, Chilean companies are generally required to distribute at least 30% of their earnings as dividends. Previously, the General Banking Law stated that banks were permitted to distribute less than such minimum amount in any given year with the approval of holders of at least two-thirds of the bank’s common stock. In 2006, however, this possibility was eliminated by law. In the event of any loss of capital, no dividends can be distributed so long as such loss is not recovered. Also, a bank cannot distribute dividends above the legal minimum if doing so would result in the bank exceeding its ratio of risk-weighted assets to regulatory capital or total assets. See “Item 8. Financial Information—Consolidated Statements and Other Financial Information—Dividends.”

Dividends that are declared but not paid by the date set for payment at the time of declaration are adjusted from the date set for payment to the date such dividends are actually paid, and interest is accrued thereon. The right to receive a dividend lapses if it is not claimed within five years from the date the dividend is payable, and the funds may be claimed by the Chilean treasury.

We may declare a dividend in cash or in shares. When a share dividend is declared above the legal minimum (which minimum must be paid in cash), our shareholders must be given the option to elect to receive cash. A holder of our ADSs may, in the absence of an effective registration statement under the Securities Act or an available exemption from the registration requirement thereunder, effectively be required to receive a dividend in cash. See “—Preemptive Rights and Increases of Share Capital.”

In the event of our liquidation, the holders of our fully paid shares would participate equally and ratably, in proportion to the number of paid-in shares held by them, in our assets available after payment of all our creditors. The holders of fully paid shares would not be required to contribute additional capital to us in the event of our liquidation.

In accordance with the General Banking Law, our shareholders do not have appraisal rights in the event of a business combination or otherwise.

Approval of Financial Statements

Our board of directors is required to submit our audited consolidated financial statements to the shareholders annually for their approval. The approval or rejection of the financial statements is entirely within our shareholders’ discretion. If our shareholders reject our consolidated financial statements, our board of directors must submit new consolidated financial statements not later than 60 calendar days from the date of the rejection. If our shareholders reject our new consolidated financial statements, our entire board of directors is deemed removed from office and a new board of directors shall be elected at the same meeting. Directors who individually approved our consolidated financial statements are disqualified from running for re-election for the ensuing period.

Registrations and Transfers

We act as our own registrar and transfer agent, as is customary among Chilean companies. In the case of jointly owned shares, an attorney-in-fact must be appointed to represent the joint owners in dealings with us.

MATERIAL CONTRACTS

See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions.”

EXCHANGE CONTROLS

The Central Bank is responsible for maintaining the stability of the Chilean peso and the normal functioning of internal and external payments. The authority of the Central Bank, for these purposes, includes the regulation of the amount of currency and credit in circulation, the performance of credit transactions and foreign exchange operations, and the issuance of regulatory provisions regarding monetary, credit, financing and foreign exchange matters.

Under the Basic Constitutional Act of the Central Bank, Law 18,840, foreign exchange operations can be carried out in Chile by any person, subject to the limitations and restrictions established by the Central Bank. Foreign exchange transactions include buying and selling foreign currency and, in general, any act or agreement that may have the effect of creating, amending, or extinguishing an obligation payable in such currency, even if no transfer of funds or drafts to or from Chile is actually involved. Foreign exchange transactions also include transfers of or transactions with respect to gold or instruments representing gold.

The Central Bank can impose the following limitations on foreign exchange transactions:

•	The Central Bank can require that the transaction of specified foreign exchange operations, such as foreign investments and foreign credits, be reported to it; and

•

The Central Bank can require that the execution of certain foreign exchange operations, such as money transfers to and from Chile, be made only in the Formal Exchange Market. The Formal Exchange Market consists of banks and other entities authorized by the Central Bank.

Also, the Central Bank has the authority to establish certain restrictions on foreign exchange transactions with respect to the Formal Exchange Market. These restrictions may include the following: the obligation to return to Chile in Chilean pesos for the value obtained in the export of goods, services, and other payments to foreign persons or entities that have a right of residency in Chile; a reserve be mantained for credits, deposits and investments in foreign currency from or to a foreign country; and the obligation to obtain approval for payment or remittance of foreign exchange transactions, among others.

These restrictions may only be imposed by resolution adopted by the majority of board members of the Central Bank if required for the stability of the currency or the financing of the balance of payments of the country. Additionally, these restrictions may only be imposed for a predetermined period, which, at the most, may extend to a year. The resolution may be subject to veto by the Minister of Finance, in which case the restriction may only be adopted pursuant to a favorable vote of all the board members. The restriction, once the predetermined period has expired, may be renewed subject to the preceding rules.

On April 16, 2001, the Central Bank eliminated the prior foreign exchange restrictions, replaced the former Compendium of Foreign Exchange Regulations (“Compendium”) by a new one, and eliminated Chapter XXVI of the old Compendium, which regulated the establishment of an ADR facility by a Chilean company. Notwithstanding such replacement, the special regime of Chapter XXVI continued in force for Banco de Chile’s ADR program until March 7, 2011, when the Central Bank of Chile, JPMorgan Chase Bank N.A., as depositary bank, and Banco de Chile executed an agreement that terminated the Exchange Convention (“Convención Cambiaria”). As a consequence of such termination, the special exchange regime established in the Exchange Convention is no longer applicable. Thus, the Deposit Agreement, as amended, and the Banco de Chile’s ADR program are subject to the exchanges regulations of general application of Chapter XIV of the Compendium or such new regulations that may be issued in the future. A copy of the amendment to the deposit agreement, dated February 1, 2011, can be found as an Exhibit to this annual report.

The ADR facility is governed by Chapter XIV of the Compendium on “Regulations applicable to Credits, Deposits, Investments and Capital Contributions from Abroad”. According to Chapter XIV, the establishment of an ADR facility is regarded as an ordinary foreign investment, subject to the above mentioned limitations, and it is not necessary to seek the Central Bank’s prior approval in order to establish an ADR facility. The establishment of an ADR facility only requires that the Central Bank be informed of the transaction, and that the transaction be conducted through the Formal Exchange Market.

In Chile, foreign investments can also be made through the Foreign Investment Committee under Decree Law No. 600, Foreign Investment Statute, which is an optional mechanism to invest capital in Chile that requires, among others items, a foreign investment contract with the State of Chile.

Investment in Our Shares and ADRs

Investments made in shares of our common stock are subject to the following requirements:

•	any foreign investor acquiring shares of our common stock who brought funds into Chile for that purpose must bring those funds through an entity participating in the Formal Exchange Market;

•

any foreign investor acquiring shares of our common stock to be converted into ADSs or deposited into an ADR facility who brought funds into Chile for that purpose must bring those funds through an entity participating in the Formal Exchange Market;

•	in both cases, the entity of the Formal Exchange Market through which the funds are brought into Chile must report such investment to the Central Bank;

•

all remittances of funds from Chile to the foreign investor upon the sale of the acquired shares of our common stock or from dividends or other distributions made in connection therewith must be made through the Formal Exchange Market;

•

all remittances of funds from Chile to the foreign investor upon the sale of shares underlying ADSs or from dividends or other distributions made in connection therewith must be made through the Formal Exchange Market; and

•	all remittances of funds made to the foreign investor must be reported to the Central Bank by the intervening entity of the Formal Exchange Market.

When funds are brought into Chile for a purpose other than to acquire shares to convert them into ADSs or deposit them into an ADR facility and subsequently such funds are used to acquire shares to be converted into ADSs or deposited into an ADR facility, such investment must be reported to the Central Bank by the custodian within ten days following the end of each month within which the custodian is obligated to deliver periodic reports to the Central Bank.

When funds to acquire shares of our common stock or to acquire shares to convert them into ADSs or deposit them into an ADR facility are received by us abroad (i.e., outside of Chile), such investment must be reported to the Central Bank directly by the foreign investor or by an entity participating in the Formal Exchange Market within ten days following the end of the month in which the investment was made.

All payments in foreign currency in connection with our shares of common stock or ADSs made from Chile through the Formal Exchange Market must be reported to the Central Bank by the entity participating in the transaction. In the event there are payments made outside of Chile, the foreign investor must provide the relevant information to the Central Bank directly or through an entity of the Formal Exchange Market within the first ten calendar days of the month following the date on which the payment was made.

There can be no assurance that additional Chilean restrictions applicable to the holders of ADSs, the disposition of shares of our common shares underlying ADSs or the conversion or repatriation of the proceeds from such disposition will not be imposed in the future, nor can we assess the duration or impact of such restriction if imposed.

This summary does not purport to be complete and is qualified by reference to Chapter XIV of the Central Bank Foreign Exchange Regulations, a copy of which is available in Spanish and English versions at the Central Bank’s website at www.bcentral.cl.

TAXATION

Chilean Tax Considerations

The following discussion is based on certain Chilean income tax laws presently in force, including Ruling No. 324 of January 29, 1990 of the Servicio de Impuestos Internos, or the Chilean Internal Revenue Service, and other applicable regulations and rulings. The discussion summarizes the principal Chilean income tax consequences of an investment in ADSs or shares of common stock by an individual who is not domiciled in, or a resident of, Chile or a legal entity that is not organized under the laws of Chile and does not have a permanent establishment located in Chile, which we refer to as a foreign holder. For purposes of Chilean tax law, an individual holder is a resident of Chile if he or she has resided in Chile for more than six months in one calendar year or for a total of more than six months in two consecutive tax years. The Chilean Internal Revenue Service has interpreted that the six months period must be uninterrupted. An individual holder is domiciled in Chile if he or she resides in Chile with the purpose of staying in Chile. Also, according to the Chilean Internal Revenue Service, an individual that has no residence in Chile may be nonetheless considered as domiciled in Chile if he or she intends to stay in Chile commencing on the day of entry into the country and such intention is evidenced by circumstances such as the acceptance of employment within Chile or the relocation of his or her family to Chile. This discussion is not intended as tax advice to any particular investor, which can be rendered only in light of that investor’s particular tax situation.

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

Cash Dividends and Other Distributions

Cash dividends paid by us with respect to ADSs or shares of common stock held by a foreign holder are subject to a 35.0% Chilean withholding tax, which is withheld and paid over by us, which we refer to as the Chilean withholding tax. A credit against the Chilean withholding tax is available based on the corporate income tax, or the first category tax, actually paid on the taxable income to which the dividend is imputed; however, this credit does not reduce the Chilean withholding tax on a one-for-one basis because it also increases the base on which the Chilean withholding tax is imposed. Distribution of book income in excess of retained taxable income is subject to the Chilean withholding tax, but such distribution is not eligible for the credit since said income is not subject to the first category tax at the corporate level. Finally, distribution of non-taxable income or income subject to the first category tax applied as a sole tax is not subject to Chilean withholding tax. Under Chilean income tax law, for purposes of determining the level of the first category tax paid, dividends generally are assumed to have been paid out of oldest retained taxable profits. The effective rate of withholding tax to be imposed on dividends paid by us will vary depending upon the amount of the first category tax paid by us on the earnings to which the dividends are attributed. In our case, the amount paid as the first category tax is lower than it would be based on our income because the dividends paid to SAOS are accounted for as a cost to us. For reconstruction purposes arising from the earthquake of February 2010, the first category tax rate was increased to 20% for year 2011 and to 18.5% for year 2012, returning on 2013 to its normal tax-rate of 17%. However, independently of the first category tax rate applicable at the corporate level the effective overall combined rate of Chilean taxes imposed with respect to our distributed profits is 35.0%.

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

Gain recognized on the sale or exchange of shares of common stock (as distinguished from sales or exchanges of ADSs representing such shares of common stock) by a foreign holder will be subject to both the first category tax and the Chilean withholding tax (the former being creditable against the latter) if (1) the foreign holder has held such shares of common stock for less than one year since exchanging ADSs for the shares of common stock, (2) the foreign holder acquired and disposed of the shares of common stock in the ordinary course of its business or as a regular trader of stock or (3) the sale is made to a company in which the foreign holder holds an interest (10.0% or more of the shares in the case of open stock corporations). In all other cases, gain on the disposition of shares of common stock will be subject only to the first category tax levied as a sole tax. In this last case, a 5.0% withholding will be imposed on the total amount to be remitted abroad, without any deductions, as a provisional payment of the total tax due, unless the profit subject to taxation can be determined, in which case the withholding is equal to the corporate tax rate on the profit. On the other hand, in case the gain recognized is subject to general taxation, that is, both the first category tax and the Chilean withholding tax (the former being creditable against the latter), a 20.0% provisional withholding would be imposed on the total amount (the sale price without any deduction), paid to, credited to, accounted for, put at the disposal of, or corresponding to the foreign holder. The foreign holder would be entitled to request a tax refund for any amounts withheld in excess of the taxes actually due, in April of the following year upon filing its corresponding tax return.

The acquisition value of the shares of common stock received in exchange for ADSs will represent the tax basis of such shares. The acquisition value is determined by the parties in the relevant deposit agreement, and generally corresponds to the highest price at which they are traded on the Santiago Stock Exchange on the date exchange takes place. Consequently, the conversion of ADSs into shares of common stock and sale of such shares of common stock for the value established under the deposit agreement will not generate a capital gain subject to taxation in Chile.

However, as the exchange is generally registered two days after the transaction is made, in case the price of the shares goes down, a gain would arise. To remedy this situation, on October 1, 1999, the Chilean Internal Revenue Service issued Ruling No. 3708, allowing Chilean issuers of ADSs to amend the deposit agreements to which they are parties in order to include a clause that states that, in the case that the exchanged shares are sold by the ADSs’ holders in a Chilean stock exchange, either on the same day in which the exchange is recorded in the shareholders’ registry of the issuer or within the two prior business days to such date, the acquisition price of said exchanged shares shall be the price registered in the invoice issued by the stock broker that participated in the sale. Consequently, if this clause were included in the deposit agreement, the capital gain that may be generated if the exchange date is different from the date in which the shares received in exchange for ADSs were sold, will not be subject to taxation.
The distribution and exercise of preemptive rights relating to the shares of common stock will not be subject to Chilean taxation. Amounts received in exchange for the shares or assignment of preemptive rights relating to the shares will be subject to both the first category tax and the Chilean withholding tax (the former being creditable against the latter to the extent described above).

Capital gains obtained by foreign institutional investors such as mutual funds, pension funds and others, from the sale of shares of publicly traded corporations, that are actively traded in a stock exchange, carried out through a Chilean stock exchange authorized by the Chilean Superintendency of Securities and Insurance or in a tender offer are exempt of income tax in Chile. The Chilean Internal Revenue Service has not enacted any rule nor issued any ruling about the applicability of this regulation to foreign holders of ADSs.

A foreign institutional investor is an entity that is either:

•

a fund that makes public offers of its shares in a country with investment grade public debt , according to a classification performed by an international risk classification entity registered with the Chilean Superintendency of Securities and Insurance;

•

a fund registered with a regulatory entity of a country with investment grade public debt, according to a classification performed by an international risk classification entity registered with the Chilean Superintendency of Securities and Insurance, provided that its investments in Chile, including securities issued abroad representing Chilean securities, represent less than 30.0% of its portfolio;

•

a fund whose investments in Chile, including securities issued abroad representing Chilean securities, represent less than 30.0% of its portfolio, provided that no more than 10.0% of the equity or right to the profits of the fund is directly or indirectly owned by Chilean residents;

•

a pension fund that is exclusively organized by individuals that receive their pensions out of an accumulated capital in the fund, which is subject in its home country to regulation or supervision by the regulatory authorities;

•	a Foreign Capital Investment Fund, as defined in Chilean Law No. 18,657, in which case all quota holders must be non-Chilean residents or Chilean institutional investors; or

•

any other foreing institutional investor that complies with the regulatory requirements set forth in general regulations for each category of investor, prior information from the SVS and the Chilean IRS.

In order to be entitled to the exemption under analysis, foreign institutional investors, during the time in which they operate in Chile, must meet the following requirements:

•	be organized abroad and not be domiciled in Chile;

•

not participate either directly or indirectly in the control of the issuers of the securities in which they invest or directly or indirectly hold or participate in, , 10.0% or more of the capital or the profits of such corporations.;

•

execute a written agreement with a Chilean bank or stock broker incorporated in Chile, in which the bank or stock broker undertakes to execute purchase and sale orders, verify the applicability of the tax exemption or the applicability of taxes, and in this last case verify that the applicable withholdings have been made by the payor of the rent; and

•	register with the Chilean Internal Revenue Service by means of a sworn statement issued by the bank or stock broker mentioned above.

Also, according to article 107 of the Chilean Income Law, gains derived from the sale or transfer of shares of publicly-traded companies organized in Chile that are actively traded in a stock exchange, as defined in the relevant regulation, are exempt of taxes in Chile, provided that the following requirements are met:

•

The seller must have acquired the shares: (i) in a Chilean stock exchange authorized by the Chilean Superintendency of Securities and Insurance; (ii) pursuant to a regulated tender offer carried out according to Title XXV of the Chilean Securities Market Law; (iii) at the time of incorporation of the corporation or pursuant to a capital increase, (iv) pursuant to the exchange of public traded securities convertible in shares (in this case the acquisition cost of the shares corresponds to the exchange price), or (v) in a redemption of securities from mutual funds;

•

The shares must be sold: (i) in a stock exchange authorized by the Chilean Superintendency of Securities and Insurance; (ii) pursuant to a regulated tender offer; or (iii) in a contribution of securities on a mutual funds.

The exemption under analysis also applies if the sale or transfer of shares is executed within 90 days following the day on which they were no longer considered as actively traded. In such case, the profit exempted from Chilean taxes will be up to the average price of shares within the last 90 days on which they were actively traded. Any profit above the average price will be subject to the general tax regime applicable to the transfer of shares.

Other Chilean Taxes

There are no Chilean inheritance, gift or succession taxes applicable to the transfer or disposition of the ADSs by a foreign holder, however according to the Chilean Internal Revenue Services’ criteria, such taxes generally will apply to the transfer at death or by a gift of shares of common stock by a foreign holder. No Chilean stamp, issue, registration or similar taxes or duties apply to foreign holders of ADSs or shares of common stock.

United States Federal Income Tax Considerations

The following discussion summarizes the principal U.S. federal income tax considerations relevant to an investment in the ADSs or shares of common stock by U.S. holders (as defined below), but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase ADSs or shares of common stock. In particular, this discussion is directed only to U.S. holders that will hold ADSs or shares of common stock as capital assets and that have the U.S. dollar as their functional currency, and does not address the tax treatment of U.S. holders that are subject to special tax rules, such as banks, dealers in securities or currencies, regulated investment companies, real estate investment trusts, traders in securities electing to mark to market, financial institutions, insurance companies, tax-exempt entities, holders of 10% or more of our voting shares, certain short-term holders of ADSs or shares of common stock, persons holding ADSs or shares of common stock as a position in a “straddle” or conversion transaction, or as part of a “synthetic security” or other integrated financial transaction. Prospective purchasers who are U.S. holders are advised to consult their own tax advisors as to the overall U.S. federal, state and local tax consequences of their ownership of ADSs and the underlying shares of common stock.

As used herein, the term “U.S. holder” means (i) a citizen or resident of the United States; (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia; (iii) an estate the income of which is subject to U.S. federal income tax regardless of its source; or (iv) a trust if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all substantial decisions of the trust (or otherwise if the trust has a valid election in effect under current U.S. Treasury regulations to be treated as a U.S. person).

Except where specifically described below, this discussion assumes that we are not a passive foreign investment company (“PFIC”), for U.S. federal income tax purposes. Please see the discussion under “—Passive Foreign Investment Companies” below.

The statements of United States tax laws set out below are based on the laws in force as of the date of this annual report and may be subject to any changes in United States law occurring after such date, including changes that may have retroactive effect.

ADRs

In general, U.S. holders of ADRs evidencing ADSs will be treated, for U.S. federal income tax purposes, as the beneficial owners of the underlying shares of common stock that are represented by those ADSs and evidenced by those ADRs.

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

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual prior to January 1, 2013 with respect to the ADSs will be subject to taxation at a reduced rate if the dividends are “qualified dividends.” Dividends paid on the ADSs will be treated as qualified dividends if

(i) the ADSs are readily tradable on an established securities market in the United States and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid a PFIC. The ADSs are listed on the NYSE and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2010 taxable year. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2011 taxable year.

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

The Chilean withholding tax (after taking into account the credit for the first category tax) will be treated as a foreign income tax that a U.S. holder may elect to deduct in computing its income tax or, subject to generally applicable limitations and conditions under the Internal Revenue Code, to credit against its U.S. federal income tax liability. For purposes of calculating the foreign tax credits, dividends paid on the common stock or ADSs will generally constitute foreign source passive income for U.S. tax purposes. Foreign tax credits will not be allowed for income taxes withheld in respect of certain short-term or hedged positions in securities and may not be allowed in respect of arrangements in which a U.S. holder’s expected economic profit is insubstantial. U.S. holders should consult their own advisors concerning the implications of these rules in light of their particular circumstances.

Distributions of additional shares of common stock (or rights to subscribe for shares of common stock) to U.S. holders with respect to the ADSs or shares of common stock that are made as part of a pro rata distribution to all of our shareholders generally will not be subject to U.S. federal income tax.

Capital Gains

Gain or loss realized by a U.S. holder on the sale, exchange or other taxable disposition of ADSs or shares of common stock will be subject to U.S. federal income taxation as a capital gain or loss in an amount equal to the difference between the holder’s adjusted basis in the ADSs or the shares of common stock and the amount realized on the disposition. The gain or loss generally will be a capital gain or loss. Capital gains realized by an individual U.S. holder are generally subject to taxation at a reduced rate with respect to property held for more than one year.

Gains realized by a U.S. holder on a sale or other disposition of ADSs or shares of common stock generally will be treated as U.S. source income. If Chilean income tax is withheld on such sale, exchange or other taxable disposition (see “Taxation—Chilean Tax Considerations—Capital Gains”), a U.S. holder generally would not be able to utilize foreign tax credits in respect of such Chilean income tax unless the U.S. holder has other income from foreign sources, in the appropriate category, for purposes of the foreign tax credit limitation rules. U.S. holders should consult their tax advisors regarding the application of the foreign tax credit limitation rules to their investment in, and disposition of, the ADSs and shares of common stock.

Deposits and withdrawals of shares of common stock by U.S. holders in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes.

Passive Foreign Investment Companies

Special U.S. federal income tax rules apply to U.S. persons owning ADSs or common shares of a PFIC. A foreign corporation generally will be classified as a PFIC for U.S. federal income tax purposes in any taxable year in which, after applying relevant look through rules with respect to the income and assets of subsidiaries, either:

•	at least 75% of its gross income is “passive income”; or

•	on average at least 50% of the gross value of its assets is attributable to assets that produce passive income or are held for the production of passive income.

For this purpose, passive income generally includes, among other things, dividends, interest, rents, royalties, gains from the disposition of passive assets and gains from commodities and securities transactions. In determining whether a foreign corporation is a PFIC, a pro rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least 25% interest (by value) is taken into account.

Banks generally derive a substantial part of their income from assets that are interest bearing or that otherwise could be considered passive under the PFIC rules. An exception, however, is provided for income derived in the active conduct of a banking business (the “Active Bank Exception”). The application of the Active Bank Exception to banks is unclear under present U.S. federal income tax law. The U.S. Internal Revenue Service (“U.S. IRS”) has issued a notice and has proposed U.S. Treasury regulations which have different requirements for qualifying as a foreign bank and for determining the banking income that may be excluded from passive income under the Active Bank Exception. Based on our current estimates of our gross income and gross assets, the nature of our business and our interpretation of the proposed U.S. Treasury regulations and notice, we do not expect to be classified as a PFIC for our current taxable year (although the determination cannot be made until the end of such taxable year), and we intend to continue our operations in such a manner that we do not expect to be classified as a PFIC in the foreseeable future. There can be no assurances in this regard, however, because the application of the relevant rules is complex and involves some uncertainty. The PFIC determination is made annually and is based on the portion of our assets (including goodwill) and income that is characterized as passive under the PFIC rules. In addition, the relevant U.S. Treasury regulations addressing the Active Bank Exception may not be finalized in their current form, and our PFIC status may be impacted if and when these U.S. Treasury regulations are finalized. Moreover, our business plans may change, which may affect the PFIC determination in future years.

If we are treated as a PFIC for any year, U.S. holders may be subject to adverse tax consequences upon a sale, exchange or other disposition of ADSs or shares of our common stock, or upon the receipt of certain “excess distributions” (generally distributions in excess of 125% of the average distribution over the shorter of a three-year period or the U.S. holder’s holding period for shares of our common stock) from us. In this event, unless a U.S. holder elects to be taxed annually on a mark-to-market basis with respect to ADSs or shares of our common stock, as described below, any gain realized on a sale or other taxable disposition of ADSs or shares of our common stock or excess distributions would be treated as realized ratably over the U.S. holder’s holding period for such ADSs or shares of our common stock, and amounts allocated to prior years during which we were a PFIC would be taxed at the highest tax rate in effect for each such year. An additional interest charge may apply to the portion of the U.S. federal income tax liability on such gain or distribution treated under the PFIC rules as having been deferred by the U.S. holder. Amounts allocated to the taxable year in which the sale or excess distribution occurs and to any year before we became a PFIC would be taxed as ordinary income in the taxable year in which the sale or excess distribution occurs. If we were a PFIC, certain subsidiaries and other entities in which we have a direct or indirect interest may also be PFICs (“Lower-tier PFICs”). Under attribution rules, U.S. holders would be deemed to own their proportionate shares of Lower-tier PFICs and would be subject to U.S. federal income tax according to the rules described above on (i) certain distributions by a Lower-tier PFIC and (ii) a disposition of shares of a Lower-tier PFIC, in each case as if the U.S. holder held such shares directly, even though such U.S. holder had not received the proceeds of those distributions or dispositions.

If we are treated as a PFIC, the rules described in the foregoing paragraph can be avoided by a U.S. holder that makes a “mark-to-market” election. A U.S. holder may make a mark-to-market election for ADSs or shares our common stock (but not for the shares of any Lower-tier PFIC) if such ADSs or shares of our common stock constitute “marketable stock” as defined in the U.S. Treasury regulations. ADSs and shares of our common stock will be marketable stock if they are regularly traded on a “qualified exchange or other market” within the meaning of the U.S. Treasury regulations. The ADSs are listed on the New York Stock Exchange, and will qualify as regularly traded on an established securities market so long as they are so listed. No assurance can be given, however, that our common stock will be considered regularly traded on an established securities market. In particular, it is unclear whether the Santiago Stock Exchange, the Bolsa Electrónica de Chile and the Valparaiso Stock Exchange would meet the requirements for a “qualified exchange or other market.” A U.S. holder electing the mark-to-market regime generally would compute gain or loss at the end of each taxable year as if the ADSs or shares of our common stock had been sold at fair market value. Any gain recognized by the U.S. holder under mark-to-market treatment, or on an actual sale, would be treated as ordinary income, and the U.S. holder would be allowed an ordinary deduction for any decrease in the value of its ADSs or shares of our common stock as of the end of any taxable year, and for any loss recognized on an actual sale, but only to the extent, in each case, of previously included mark-to-market income not offset by previously deducted decreases in value. Any loss on an actual sale of ADSs or shares of our common stock would be a capital loss to the extent in excess of previously included mark-to-market income not offset by previously deducted decreases in value. A U.S. holder’s adjusted tax basis in its ADSs or shares of our common stock will be increased by the amount of income inclusion and decreased by the amount of deductions under the mark-to-market rules. U.S. holders should be aware, however, that if we are determined to be a PFIC, the interest charge regime described above could be applied to indirect distributions or gains deemed to be attributable to U.S. holders in respect of any of our Lower-tier PFICs, and the mark-to-market election generally would not be effective for such Lower-tier PFICs.

The rules described in the second preceding paragraph can also be avoided by a U.S. holder that elects to treat us as a “qualified electing fund.” However, this option will generally not be available to U.S. holders because we do not intend to provide the information necessary for U.S. holders to make such election.

A U.S. holder that owns ADSs or shares of our common stock during any taxable year that we are treated as a PFIC would be required to file U.S. IRS Form 8621. U.S. holders should also be aware that recently enacted legislation would impose an additional annual filing requirement for U.S. persons owning shares of a PFIC. The legislation does not describe what information would be required to be included in the additional annual filing, but grants the Secretary of the U.S. Treasury Department power to make this determination. U.S. holders should consult their own tax advisers regarding the application of the PFIC rules to ADSs or shares of our common stock, the availability and advisability of making an election to avoid the adverse tax consequences of the PFIC rules should we be considered a PFIC for any taxable year and the application of the recently enacted legislation to their particular situation.

Backup Withholding and Information Reporting

In general, dividends paid to a U.S. holder and proceeds from a disposition of the ADSs or shares of common stock will be subject to information reporting requirements and the payments may be subject to U.S. backup withholding tax if the U.S. holder does not provide a taxpayer identification number or otherwise establish an exemption.

In addition, U.S. holders should be aware that recently enacted legislation imposes new reporting requirements with respect to the holding of certain foreign financial assets, including stock of foreign issuers which is not held in an account maintained by a financial institution, if the aggregate value of all such assets exceeds US$50,000. U.S. holders should consult their own tax advisers regarding the application of the information reporting rules to ADSs or shares of our common stock and the application of the recently enacted legislation to their particular situations.

The foregoing discussion of Chilean and U.S. federal income tax considerations is intended only to provide a general description of the principal relevant factors. The discussion is not intended as tax advice to any particular investor, which advice can be rendered only in light of that investor’s particular tax situation. Investors should consult their tax advisors about the federal, state, local and foreign tax consequences to them of the purchase, ownership and disposition of ADSs or shares of common stock.

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

For quantitative and qualitative information related to market risk, see Note 40 to our audited consolidated financial statements as of and for the year ended December 31, 2010 appearing elsewhere in this annual report.

Item 12.	Description of Securities Other Than Equity Securities

Item 12A.	Debt Securities

Not Applicable.

Item 12B.	Warrants and Rights

Not Applicable.

Item 12C.	Other Securities

Not Applicable.

Item 12D.	American Depositary Shares

JPMorgan Chase Bank, N.A. (the “Depositary”) serves as the depositary for our ADSs. ADS holders are required to pay various fees to the Depositary, and the Depositary may refuse to provide any service for which a fee is assessed until the applicable fee has been paid.

ADS holders are required to pay the Depositary amounts in respect of expenses incurred by the Depositary or its agents on behalf of ADS holders, including expenses arising from compliance with applicable law, taxes or other governmental charges, facsimile transmission or conversion of foreign currency into U.S. dollars.

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

Payments by the Depositary

The Depositary has agreed to reimburse us for certain reasonable expenses related to the ADS program, subject to a cap agreed between the Depositary and us. These reimbursable expenses currently include, but are not limited to, legal fees, NYSE listing fees, investor relations servicing, investor related presentations, ADR-related advertising and public relations in those jurisdictions in which the ADRs may be listed or otherwise quoted for trading, and accountants’ fees in relation to our regulatory filings. During the year ended December 31, 2010, such reimbursements totaled U.S.$25,281.02.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures

(a) Disclosure Controls and Procedures

We have evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures as of December 31, 2010.

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

(b) Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act. The company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The company’s internal control over financial reporting includes those policies and procedures that:

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

Management assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2010. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

Based on our assessment and those criteria, management believes that the company maintained effective internal control over financial reporting as of December 31, 2010.

(c) Report of Independent Registered Public Accounting Firm on Internal Controls

Ernst & Young Limitada, the independent registered public accounting firm that has audited our financial statements, has issued an attestation report on our internal control over financial reporting as of December 31, 2010. This attestation report appears on page F-3 of our audited consolidated financial statements as of and for the year ended December 31, 2010.

(d) Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting during 2010 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16.	[Reserved]

Item 16A.	Audit Committee Financial Expert

Our board of directors has determined that Mr. Jorge Awad M., a member of our directors/audit committee who satisfies the independence requirements of both Chilean law and Rule 10A-3 under the Exchange Act, qualifies as an “audit committee financial expert” within the meaning of this Item 16A.

Item 16B.	Code of Ethics

In 2008, we adopted a new Code of Ethics, as defined in Item 16B of Form 20-F under the Exchange Act. Also in 2008, pursuant to the terms of the merger agreement with Citibank Chile, we modified our Code of Ethics to incorporate the key elements of Citigroup Inc.’s Code of Conduct. The Code of Ethics applies to our chief executive officer, chief financial officer, principal accounting officer and persons performing similar functions, and to all other employees without exception. As recently amended, the Code of Ethics additionally applies to our Directors and Consultants of our Board. A current copy of the Code of Ethics is filed as Exhibit 11.1 to this annual report.

Item 16C.	Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent auditors, Ernst & Young Limitada, during the fiscal years ended December 31, 2008, 2009 and 2010:

	Year ended December 31,
	2008		2009		2010
	(in millions of Ch$)
Audit fees	Ch$	561	Ch$	487	Ch$	549
Audit-related fees		8		—		123
Tax fees		—		—		—
Other fees		16		30		30

Total fees	Ch$	585	Ch$	517	Ch$	702

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

“Other fees” in the above table are fees billed by Ernst & Young Limitada related to compensation for research studies during 2008, 2009 and 2010, services rendered in connection with the merger of Legg Mason Chile Mutual Funds with Banchile Mutual Funds during 2008, services rendered in connection with the merger of the subsidiaries Banchile Corredores de Bolsa S.A. and Citibank Agencia de Valores S.A., IFRS training and services that were specifically required by the Superintendency of Banks during 2009 and 2010.

Directors/Audit Committee Pre-Approval Policies and Procedures

Auditors are pre-approved by our directors/audit committee, whose main duties are disclosed in “Item 6. Directors, Senior Management and Employees—Board Practices.” Furthermore, the selection of external auditors is subject to approval by our shareholders at the ordinary annual shareholders’ meeting. All proposed services carried out by our external auditors as well as corresponding fees, related to audit and non-audit services, have been presented to our directors/audit committee, which has determined they are reasonable and consistent with our policies.

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

We did not make any purchases of our previously issued shares during the fiscal year ended December 31, 2010.

Item 16F.	Change in Registrant’s Certifying Accountant

Not Applicable.

Item 16G.	Corporate Governance

Pursuant to Section 303A.11 of the Listed Company Manual of the NYSE, we are required to provide a summary of the significant ways in which our corporate governance practices differ from those required for U.S. companies under the NYSE listing standards. We are a Chilean bank with shares listed on the Santiago Stock Exchange, the Valparaiso Stock Exchange, the Chilean Electronic Stock Exchange, the LSE and the Latibex and ADSs listed on the New York Stock Exchange. Our corporate governance practices are governed by our bylaws, the General Banking Law, the Chilean Corporations Law, the Ley de Mercado de Valores No. 18,045 (the Securities Market Law), and the regulations issued by the Superintendency of Banks.

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

Under the Chilean Corporations Law, as recently amended, there are several factors that must be observed in order to determine whether a director is deemed to be independent. These factors are included in Article 50bis of the Chilean Corporations Law. In addition, under the regulations of the Superintendency of Banks, members

NYSE Standards	Our Corporate Governance Practice

of the directors/audit committee must satisfy international independence criteria set forth by our board of directors.

Executive Sessions. Non-management directors must meet regularly in executive sessions without management. Independent directors should meet alone in an executive session at least once a year. §303A.03	There is no similar requirement under our bylaws or under applicable Chilean law.

Audit committee. Audit committee must satisfy the independence and other requirements of Rule 10A-3 under the Exchange Act, and the more stringent requirements under the NYSE standards is required. §§303A.06, 303A.07.	We are in compliance with Rule 10A-3. The members of our directors/audit committee are not required to satisfy the NYSE independence and other audit committee standards that are not prescribed by Rule 10A-3.

Nominating/corporate governance committee. Nominating/corporate governance committee of independent directors is required. The committee must have a charter specifying the purpose, duties and evaluation procedures of the committee. “Controlled companies,” which would include our company if it were a U.S. issuer, are exempt from these requirements. §303A.04	We are not required to have, and do not have, a nominating/corporate governance committee.

Compensation committee. Compensation committee of independent directors is required, which must approve executive officer compensation. The committee must have a charter specifying the purpose, duties and evaluation procedures of the committee. “Controlled companies,” which would include our company if it were a U.S. issuer, are exempt from this requirement. §303A.05	We are not required to have a compensation committee. Pursuant to the Chilean Corporations Law, our directors/audit committee must approve compensation plans.

Equity compensation plans. Equity compensation plans require shareholder approval, subject to limited exemptions.	Equity compensation plans require shareholder approval, subject to limited exemptions.

Code of Ethics. Corporate governance guidelines and a code of business conduct and ethics is required, with disclosure of any waiver for directors or executive officers. §303A.10	We have adopted a code of ethics applicable to all of our executive officers, employees, directors and advisors to the Board, a version of which is filed as an exhibit to this Form 20-F. We are required by Item 16B of Form 20-F to disclose any waivers granted to our chief executive officer, chief financial officer, principal accounting officer and persons performing similar functions. Our Code of Ethics sets forth the principles and values that govern personnel conduct as well as other issues such as conflicts of interests, usage of the privileged information, internal controls for fraud prevention and labor responsibility.

PART III

Item 17.	Financial Statements

Not applicable.

Item 18.	Financial Statements

Our audited consolidated financial statements are included in this annual report beginning at page F-1. Our financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Item 19.	Exhibits

LIST OF EXHIBITS

Exhibit No.	Exhibit

1.1	Estatutos of Banco de Chile, which serve as our articles of incorporation and bylaws (English translation).*

2.1	Form of Deposit agreement among Banco de Chile, JPMorgan Chase Bank as depositary, and the holders from time to time of ADSs (incorporated by reference to our registration statement on Form F-4 (File No. 333-14020) filed on October 18, 2001).

2.2	Amendment No. 1, dated February 1, 2011, to the Deposit Agreement among Banco de Chile, JPMorgan Chase Bank, N.A. as depositary and holders from time to time of ADSs (incorporated by reference to our registration statement on Form F-6 (Registration No. 333-171999) filed on February 1, 2011).(*)

3.1	Master Joint Venture Agreement between Quiñenco S.A., Citigroup, Inc. and Citibank Overseas Investment Corporation, dated July 19, 2007 (English translation) (filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2007, and incorporated herein by reference).

3.2	Shareholders Agreement between Quiñenco, S.A., Citigroup Chile S.A. and the minority shareholders of LQIF, dated December 27, 2007 (English translation) (filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2007, and incorporated herein by reference).

3.3	Amendment to the Master Joint Venture Agreement between Quiñenco S.A., Citigroup, Inc. and Citibank Overseas Investment Corporation, dated December 19, 2008 (English translation) (filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2008, and incorporated herein by reference).

4.1	Merger Agreement between Banco de Chile and Citibank Chile, dated December 26, 2007 (English translation) (filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2007, and incorporated herein by reference).

4.2	Cooperation Agreement between Banco de Chile and Citigroup Inc., dated December 27, 2007 (English translation) (filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2007, and incorporated herein by reference).

4.3	Global Connectivity Agreement between Banco de Chile and Citigroup Inc., dated December 27, 2007 (English translation) (filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2007, and incorporated herein by reference).

4.4	Asset Purchase Agreement between Banco de Chile and Citibank, N.A., dated December 31, 2007 (English translation) (filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2007, and incorporated herein by reference).

4.5	Trademark License Agreement between Banco de Chile and Citigroup Inc., dated December 27, 2007 (English translation) (filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2007, and incorporated herein by reference).

Exhibit No.	Exhibit

4.6	First Supplementary Agreement to the Cooperation Agreement between Banco de Chile and Citigroup Inc., dated February 27, 2009 (English translation) (filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2008, and incorporated herein by reference).

4.7	First Supplementary Agreement to the Global Connectivity Agreement between Banco de Chile and Citigroup Inc., dated February 27, 2009 (English translation) (filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2008, and incorporated herein by reference).

4.8	Amendment to the Trademark License Agreement between Banco de Chile and Citigroup Inc., dated February 27, 2009 (English translation) (filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2008, and incorporated herein by reference).

4.9	Master Services Agreement between Banco de Chile and Citigroup, Inc., dated September 25, 2009. (filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2009, and incorporated herein by reference).

8.1	List of subsidiaries.*

11.1	Code of Professional Ethics (English translation).*

12.1	Certification under Section 302 of the Sarbanes-Oxley Act of 2002.*

12.2	Certification under Section 302 of the Sarbanes-Oxley Act of 2002.*

13.1	Certification under Section 906 of the Sarbanes-Oxley Act of 2002.*

15.1	Consent of Ernst & Young Limitada.*

*	Filed herewith.

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

December 31, 2009 and 2010

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

BANCO DE CHILE AND SUBSIDIARIES

Ernst & Young Chile Presidente Riesco 5435, piso 4 Las Condes Santiago Tel: 56 2 676 1000 Fax: 56 2 676 1010 www.ey.com/cl

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Banco de Chile:

We have audited the accompanying consolidated financial statements of Banco de Chile and its subsidiaries (the “Bank”) which comprise the consolidated statements of financial position as of December 31, 2010 and 2009, and the related consolidated statements of comprehensive income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2010. These consolidated financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Banco de Chile and subsidiaries at December 31, 2010 and 2009 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Bank’s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 9, 2011, expressed an unqualified opinion thereon.

ERNST & YOUNG LIMITADA

Santiago, Chile, March 9, 2011

Ernst & Young Chile Presidente Riesco 5435, piso 4 Las Condes Santiago Tel: 56 2 676 1000 Fax: 56 2 676 1010 www.ey.com/cl

Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting

To the Board of Directors and Shareholders of Banco de Chile:

We have audited Banco de Chile and subsidiaries’ internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Banco de Chile’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, Banco de Chile maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the COSO criteria.

Ernst & Young Chile Presidente Riesco 5435, piso 4 Las Condes Santiago Tel: 56 2 676 1000 Fax: 56 2 676 1010 www.ey.com/cl

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the 2010 consolidated financial statements of Banco de Chile and our report dated March 9, 2011, expressed an unqualified opinion thereon.

ERNST & YOUNG LIMITADA

Santiago, Chile, March 9, 2011

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As of December 31, 2009 and 2010

(Expressed in millions of Chilean pesos)

	Notes	2009	2010	2010
		MCh$	MCh$	ThUS$
ASSETS
Cash and due from banks	5	727,553	772,329	1,648,972
Transactions in the course of collection	5	526,051	429,756	917,557
Financial assets held-for-trading	6	351,590	279,765	597,316
Receivables from Repurchase Agreements and Security Borrowing	7	79,401	82,787	176,756
Derivative instruments	8	565,986	488,354	1,042,667
Loans and advance to banks	9	448,981	349,588	746,393
Loans to customers, net	10	12,879,155	14,029,968	29,954,882
Financial assets available-for-sale	11	1,267,774	1,157,105	2,470,493
Investments in other companies	12	10,494	11,072	23,639
Intangible assets	13	88,182	87,276	186,340
Property and equipment	14	205,847	205,539	438,839
Investment properties	15	17,840	17,459	37,276
Current tax assets	16	—	3,363	7,180
Deferred tax assets, net	16	49,733	57,678	123,151
Other assets	17	282,872	304,425	649,967

TOTAL ASSETS		17,501,459	18,276,464	39,021,428

LIABILITIES
Current accounts and other demand deposits	18	3,718,076	4,446,181	9,492,882
Transactions in the course of payment	5	325,056	208,750	445,695
Payables from Repurchase Agreements and Security Lending	7	308,028	81,755	174,552
Saving accounts and time deposits	19	7,427,481	7,697,968	16,435,656
Derivative instruments	8	538,240	528,445	1,128,264
Borrowings from financial institutions	20	1,368,226	1,281,372	2,735,811
Debt issued	21	1,587,998	1,764,165	3,766,605
Other financial obligations	22	176,150	179,160	382,518
Current tax liabilities	16	39,018	—	—
Provisions	23	88,607	114,685	244,860
Employee benefits	24	43,202	55,433	118,353
Other liabilities	25	280,392	224,225	478,735

TOTAL LIABILITIES		15,900,474	16,582,139	35,403,931

EQUITY
Attributable to equity holders of the parent:
Capital		1,158,752	1,158,752	2,474,010
Reserves		185,207	158,282	337,942
Other comprehensive income		8,780	8,210	17,529
Retained earnings:
Retained earnings from previous periods		65,023	65,023	138,833
Income for the year		261,744	417,615	891,635
Less:
Provision for minimum dividends		(78,524)	(113,559)	(242,456)
Non-controlling interest		3	2	4

TOTAL EQUITY	27	1,600,985	1,694,325	3,617,497

TOTAL LIABILITIES AND EQUITY		17,501,459	18,276,464	39,021,428

The accompanying notes 1 to 42 are an

integral part of these consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

for the years ended December 31, 2008, 2009 and 2010

(Expressed in million of Chilean pesos)

	Notes	2008	2009	2010	2010
		MCh$	MCh$	MCh$	ThUS$
A. STATEMENT OF INCOME
Interest revenue	28	1,659,350	900,407	1,092,003	2,331,496
Interest expense	28	(885,263)	(222,883)	(324,506)	(692,841)

Net interest income		774,087	677,524	767,497	1,638,655

Income from fees and commissions	29	275,891	296,009	342,219	730,660
Expenses from fees and commissions	29	(41,530)	(44,154)	(49,957)	(106,661)

Net fees and commissions income		234,361	251,855	292,262	623,999

Net financial operating income	30	384,836	(138,179)	17,292	36,920
Foreign exchange transaction, net	31	(353,012)	220,999	63,762	136,136
Other operating income	35	30,937	22,190	23,584	50,353

Total operating revenues		1,071,209	1,034,389	1,164,397	2,486,063
Provisions for loan losses	32	(149,374)	(241,345)	(157,651)	(336,595)

OPERATING REVENUES, NET OF PROVISIONS FOR LOAN LOSSES		921,835	793,044	1,006,746	2,149,468
Personnel expenses	33	(305,555)	(256,782)	(272,737)	(582,311)
Administrative expenses	34	(183,554)	(176,998)	(197,669)	(422,036)
Depreciation and amortization	13-14-15	(39,070)	(36,447)	(34,964)	(74,650)
Impairments	14	—	—	(1,044)	(2,229)
Other operating expenses	36	(35,312)	(21,522)	(37,813)	(80,733)

TOTAL OPERATING EXPENSES		(563,491)	(491,749)	(544,227)	(1,161,959)

NET OPERATING INCOME		358,344	301,295	462,519	987,509
Income attributable to associates	12	3,564	840	1,609	3,435

Income before income taxes		361,908	302,135	464,128	990,944
Income taxes	16	(35,313)	(40,389)	(46,513)	(99,309)

NET INCOME FROM CONTINUED OPERATIONS, NET OF TAXES		326,595	261,746	417,615	891,635
NET INCOME FROM DISCONTINUED OPERATIONS, NET OF TAXES		38,459	—	—	—

NET INCOME FOR THE YEAR		365,054	261,746	417,615	891,635

Attributable to:
Equity holders of the parent		365,052	261,744	417,614	891,633
Non-controlling interest		2	2	1	2
Net income per share from continued operations attributable to equity holders of the parent:		$	$	$	US$
Basic net income per share		4.04	3.18	5.06	0.011
Diluted net income per share		4.04	3.18	5.06	0.011
Net income per share from discontinued operations attributable to equity holders of the parent:
Basic net income per share		0.48	—	—	—
Diluted net income per share		0.48	—	—	—

The accompanying notes 1 to 42 are an

integral part of these consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

for the years ended December 31, 2008, 2009 and 2010

(Expressed in million of Chilean pesos)

		2008	2009	2010	2010
		MCh$	MCh$	MCh$	ThUS$
B. CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
NET INCOME FOR THE YEAR		365,054	261,746	417,615	891,635
OTHER COMPREHENSIVE INCOME
Net unrealized gains (losses):
Net change in unrealized gains (losses) on available for sale instruments	11	(17,292)	27,941	(363)	(775)
Cumulative translation adjustment		4,087	(91)	(45)	(96)

Other comprehensive income before income taxes		(13,205)	27,850	(408)	(871)
Income tax related to other comprehensive income	16	2,940	(4,750)	(162)	(346)

Total other comprehensive income items		(10,265)	23,100	(570)	(1,217)

TOTAL CONSOLIDATED COMPREHENSIVE INCOME		354,789	284,846	417,045	890,418

Attributable to:
Equity holders of the parent		354,787	284,844	417,044	890,416
Non-controlling interest		2	2	1	2
Comprehensive net income per share from continued operations attributable to equity holders of the parent:		$	$	$	US$
Basic net income per share		4.39	3.47	5.05	0.011
Diluted net income per share		4.39	3.47	5.05	0.011
Comprehensive net income per share from discontinued operations attributable to equity holders of the parent:
Basic net income per share		—	—	—	—
Diluted net income per share		—	—	—	—

The accompanying notes 1 to 42 are an

integral part of these consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

for the years ended December 31, 2008, 2009 and 2010

(Expressed in million of Chilean pesos)

			Reserves		Other comprehensive income		Retained earnings
	Nota	Paid-in Capital	Other reserves	Reserves from earnings	Unrealized gains (losses) on available-for-sale	Cumulative translation adjustment	Retained earnings from previous periods	Income for the year	Provision for minimum dividends	Attributable to equity holders of the parent	Non- controlling interest	Total equity
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2008		811,330	(84,738)	85,914	—	(4,055)	72,713	242,288	(70,874)	1,052,578	1	1,052,579
Capital increase as result of the business combinations		277,791	83,714	—	—	—	—	22,175	—	383,680	9	383,689
Subscription and payment of shares		17,370	—	—	—	—	—	—	—	17,370	—	17,370
Dividends distributions and paid	27	—	—	—	—	—	—	(264,463)	70,874	(193,589)	—	(193,589)
Cumulative translation adjustment		—	—	—	—	4,087	—	—	—	4,087	—	4,087
Valuation adjustment on available-for-sale instruments (net)		—	—	—	(14,352)	—	—	—	—	(14,352)	—	(14,352)
Merger of subsidiaries		—	—	—	—	—	—	—	—	—	(4)	(4)
Income for the year		—	—	—	—	—	—	365,052	—	365,052	2	365,054
Provision for minimum dividends		—	—	—	—	—	—	—	(109,516)	(109,516)	—	(109,516)

Balances as of December 31, 2008		1,106,491	(1,024)	85,914	(14,352)	32	72,713	365,052	(109,516)	1,505,310	8	1,505,318

Capitalization of retained earnings		52,261	100,317	—	—	—	(7,690)	(144,888)	—	—	—	—
Dividends distributions and paid	27	—	—	—	—	—	—	(220,164)	109,516	(110,648)	—	(110,648)
Cumulative translation adjustment		—	—	—	—	(91)	—	—	—	(91)	—	(91)
Valuation adjustment on available-for-sale instruments (net)	11	—	—	—	23,191	—	—	—	—	23,191	—	23,191
Merger of subsidiaries		—	—	—	—	—	—	—	—	—	(7)	(7)
Income for the year			—	—	—	—	—	261,744	—	261,744	2	261,746
Provision for minimum dividends	27	—	—	—	—	—	—	—	(78,524)	(78,524)	—	(78,524)

Balances as of December 31, 2009		1,158,752	99,293	85,914	8,839 *	(59)*	65,023	261,744	(78,524)	1,600,982	3	1,600,985

Capitalization of retained earnings		—	—	—	—	—	—	—	—	—	—	—
Dividends distributions and paid	27	—	—	(26,925)	—	—	—	(261,744)	78,524	(210,145)	(2)	(210,147)
Cumulative translation adjustment		—	—	—	—	(45)	—	—	—	(45)	—	(45)
Valuation adjustment on available-for-sale instruments (net)	11	—	—	—	(525)	—	—	—	—	(525)	—	(525)
Income for the year		—	—	—	—	—	—	417,615	—	417,615	1	417,616
Provision for minimum dividends	27	—	—	—	—	—	—	—	(113,559)	(113,559)	—	(113,559)

Balances as of December 31, 2010		1,158,752	99,293	58,989	8,314 *	(104)*	65,023	417,615	(113,559)	1,694,323	2	1,694,325

*	As of December 31, 2009 and 2010 total other comprehensive income is MCh$ 8,780 and MCh$8,210, respectively.

The accompanying notes 1 to 42 are an

integral part of these consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

for the years ended December 31, 2008, 2009 and 2010

(Expressed in million of Chilean pesos)

		2008	2009	2010	2010
	Notes	MCh$	MCh$	MCh$	ThUS$
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income for the year		365,054	261,746	417,615	891,635
Items that do not represent cash flows:
Depreciation and amortization	13-14-15	39,070	36,447	34,964	74,650
Impairment property and equipment	14	—	—	1,044	2,229
Provision for loan losses, net of recoveries	32	189,022	268,224	189,820	405,278
Fair value adjustment of Financial assets held-for-trading		(2,836)	5,669	(2,433)	(5,195)
Income attributable to associates	12	(3,564)	(840)	(1,609)	(3,435)
Net gain on sales of assets received in lieu of payment	35	(7,570)	(5,212)	(6,440)	(13,750)
Net gain loss on sales of property and equipment		118	(83)	(753)	(1,608)
Other credits which do not represent cash flows		(91,994)	(63,208)	(91,814)	(196,029)
Net changes in interest and fee accruals		(203,828)	23,727	(164,310)	(350,812)
Changes in assets and liabilities that affect operating cash flows:
(Increase) decrease in loans and advances to banks, net		202,577	(127,011)	99,183	211,762
(Increase) decrease in loans to customers, net		(1,535,747)	319,902	(1,218,628)	(2,601,849)
(Increase) decrease in Financial assets held-for-trading, net		423,289	289,816	(150,791)	(321,948)
Increase in deferred taxes, net		—	(23,907)	(15,788)	(33,708)
Increase in current accounts and other demand deposits		110,139	711,326	727,613	1,553,500
Increase (decrease) in payables from repurchase agreements and security lending		27,748	(112,602)	(221,745)	(473,440)
Increase (decrease) in saving accounts and time deposits		1,003,026	(880,371)	294,017	627,745

Total cash flows from operating activities		514,504	703,623	(110,055)	(234,975)

CASH FLOWS FROM INVESTING ACTIVITIES:
(Increase) decrease in financial assets available-for-sale		(859,655)	(183,233)	222,706	475,492
Purchases of property and equipment	14	(16,565)	(15,325)	(27,479)	(58,669)
Proceeds from sales of property and equipment		778	326	3,130	6,683
Payments for business combinations, net of cash acquired		285,583	—	—	—
Proceeds from sale of US branches		64,596	—	—	—
Investments in other companies		(6,311)	—	(4)	(9)
Proceeds from sale investment in other companies	12	(1,785)	169	—	—
Dividends received from investments in other companies	12	1,015	1,002	984	2,101
Proceeds from sale of assets received in lieu of payment		12,040	8,695	9,491	20,264
Increase in other assets and liabilities		(92,960)	(226,460)	(77,589)	(165,657)

Total cash flows from investing activities		(613,264)	(414,826)	131,239	280,205

CASH FLOWS FROM FINANCING ACTIVITIES:
Increase (decrease) in borrowings from financial institutions		214,723	181,670	(175,649)	(375,022)
Increase (decrease) in other financial obligations		(86,427)	81,740	(18,182)	(38,820)
Borrowings from Central Bank (long-term)		470	130	100	214
Payment of borrowings from Central Bank (long-term)		(769)	(315)	(151)	(322)
Long-term foreign borrowings		1,666,426	905,831	811,520	1,732,647
Payment of long-term foreign borrowings		(1,176,750)	(1,165,972)	(633,835)	(1,353,278)
Other long-term borrowings		40,970	30,201	26,797	57,213
Payment of other long-term borrowings		(617)	(27,926)	(5,656)	(12,076)
Increase in mortgage finance bonds		3,487	416	—	—
Repayment of mortgage finance bonds		(96,439)	(60,094)	(53,206)	(113,598)
Proceeds from bond issuances	21	211,126	21,137	592,371	1,264,750
Redemption from bond issuances		(21,778)	(154,822)	(322,786)	(689,169)
Subscription and payment of shares		17,370	—	—	—
Dividends paid		(264,463)	(220,164)	(288,669)	(616,327)

Total cash flows from financing activities		507,329	(408,168)	(67,346)	(143,788)

TOTAL NET POSITIVE (NEGATIVE) CASH FLOWS FOR THE YEAR		408,569	(119,371)	(46,162)	(98,558)
Cash and cash equivalents at beginning of year		798,988	1,207,557	1,088,186	2,323,347

Cash and cash equivalents at end of year	5	1,207,557	1,088,186	1,042,024	2,224,789

Supplemental disclosure of cash flow information:
Cash paid during the year for:
Income taxes paid		104,450	5,672	29,622	63,245

The accompanying notes 1 to 42 are an

integral part of these consolidated financial statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

The consolidated financial statements of the Group for the year ended December 31, 2010 were authorized for issuance in accordance with the directors’ resolution on March 9, 2011.

2.	Summary of Significant Accounting Principles:

(a)	Basis of preparation:

The Bank’s consolidated financial statements for the year 2009 and 2010 have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the IASB.

The bank presents its statement of financial position broadly in order of liquidity. An analysis regarding recovery or settlement within 12 months after the statement of financial position date (current) and more than 12 months after the statement of financial position date (non–current) is presented in note 39.

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

When compared to prior year’s IFRS financial statements minor reclassifications of certain line items have been made in order to ensure comparability of the information presented for 2010.

(b)	Basis of consolidation:

The financial statements of Banco de Chile as of and for the years ended December 31, 2009 and 2010 have been consolidated with those of its subsidiaries. The financial statements of the bank’s subsidiaries are prepared for the same reporting year as for Banco de Chile, using consistent accounting policies.

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

The following table details the entities in which the Bank - directly or indirectly – owns a controlling interest and that are therefore consolidated in these financial statements:

			Functional	Interest Owned
Rut	Subsidiaries	Country	Currency	Direct		Indirect		Total
				2009	2010	2009	2010	2009	2010
				%	%	%	%	%	%
44,000,213-7	Banchile Trade Services Limited	Hong Kong	US$	100.00	100.00	—	—	100.00	100.00
96,767,630-6	Banchile Administradora General de Fondos S.A.	Chile		$99.98	99.98	0.02	0.02	100.00	100.00
96,543,250-7	Banchile Asesoría Financiera S.A.	Chile		$99.96	99.96	—	—	99.96	99.96
77,191,070-K	Banchile Corredores de Seguros Ltda.	Chile		$99.83	99.83	0.17	0.17	100.00	100.00
96,894,740-0	Banchile Factoring S.A.	Chile		$99.75	99.75	0.25	0.25	100.00	100.00
96,571,220-8	Banchile Corredores de Bolsa S.A.	Chile		$99.70	99.70	0.30	0.30	100.00	100.00
96,932,010-K	Banchile Securitizadora S.A.	Chile		$99.00	99.00	1.00	1.00	100.00	100.00
96,645,790-2	Socofin S.A.	Chile		$99.00	99.00	1.00	1.00	100.00	100.00
96,510,950-1	Promarket S.A.	Chile		$99.00	99.00	1.00	1.00	100.00	100.00

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

2.	Summary of Significant Accounting Principles, continued:

(b)	Basis of consolidation, continued:

(i)	Subsidiaries, continued

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

According to the equity method, the Bank’s investments in associates are initially recorded at cost, and subsequently increased (or decreased) to reflect both the Bank’s prorata share of the post-acquisition net income (or loss) of the associate and other movements directly recognized in the associate’s equity. Goodwill arising on the acquisition of an associate is included in the carrying value of the investment (net of any accumulated impairment loss). Since goodwill is not reported separately associates are not tested individually for impairment. Rather, the entire investment is tested for impairment as follows.

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

Special purpose entities (SPEs) are generally created to comply with a specific and well-defined objective, such as securitizing specific assets or carrying out a specific loan transaction. A SPE is consolidated if, based on an assessment of its relationship with the Bank and the risks and benefits of the SPE, the Bank concludes that it has control. As of December 31, 2009 and 2010, the Bank does not control any SPEs.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

2.	Summary of Significant Accounting Principles, continued:

(d)	Use of estimates and judgment, continued:

Relevant estimates and assumptions are reviewed regularly by the senior management in order to quantify certain assets, liabilities, income, expenses and uncertainties. Revisions to accounting estimates are recognized in the year in which the estimate is revised and in any future period that is affected.

Some accounting matters particularly underlie uncertainties and therefore require a considerable degree of estimation and critical judgment when applying accounting policies. Details on the use of estimates and judgment and their effect on the amounts recognized in the financial statement are included in the following notes:

•	Impairment of non-financial assets (Note 9 and 10)

•	Impairment of other financial assets (Note 11)

•	Useful lives of property, equipment and intangible assets (Notes 13 y 14)

•	Goodwill valuation (Note 13)

•	Deferred taxes and income taxes (Note 16)

•	Employee benefits (Note 24)

•	Commitments and contingencies (Note 26)

•	Provisions for loan losses (Note 32)

•	Fair value of financial assets and liabilities (Note 38)

(e)	Financial asset and liability valuation criteria:

Measurement is the process of determining the monetary amounts at which the elements of the financial statements are to be recognized and carried in the Statement of Financial Position and the Comprehensive Income. This involves selecting the particular basis or method of measurement.

These bases or methods include the following:

(i)	Recognition

Initially, the Bank and its subsidiaries recognize loans to customers, trading and investment securities, deposits, debt issued and subordinated liabilities on the date they originated. Purchases and sales of financial assets performed on a regular basis are recognized as of the trade date on which the Bank committed to purchase or sell the asset. All other assets and liabilities (including assets and liabilities at fair value through profit and loss) are initially recognized as of the trade date on which the Bank becomes a party to the contractual provisions of the instrument.

Financial assets or liabilities are initially recognized at fair value plus transaction costs directly attributable to their purchase or issuance.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

2.	Summary of Significant Accounting Principles, continued:

(e)	Financial asset and liability valuation criteria, continued:

(ii)	Derecognition of financial assets and liabilities

The Bank and its subsidiaries derecognize a financial asset (or where applicable, part of a financial asset) from its Statement of Financial Position when the contractual rights to the cash flows of the financial asset have expired or when the contractual rights to receive the cash flows of the financial asset are transferred during a transaction in which all ownership risks and rewards of the financial asset are transferred. Any portion of transferred financial assets that is created or retained by the Bank is recognized as a separate asset or liability. The bank does not enter into ‘pass-through’- arrangements.

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

When the transaction price is different to the fair value from other observable current market transactions in the same instrument or based on a valuation technique whose variables include only data from observable markets, the Bank immediately recognizes the difference between the transaction price and fair value (a “Day 1” profit or loss) in “Net financial operating income”. In cases where fair value is determined using data which is not observable, the difference between the transaction price and model value is only recognized in the income statement when the inputs become observable, or when the instrument is derecognized.

The Bank’s fair value disclosures are included in Note 38.

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

Assets and liabilities in foreign currencies are shown at their equivalent value in Chilean pesos, calculated using the following exchange rates as of December 31, 2009 and 2010, Ch$506.43 and Ch$468.37 to US$1, Ch$5.51 and Ch$5.74 per JPY1, Ch$727.21 and Ch$619.87 per Euro1.

The income of MCh$63,762 (MCh$220,999 in 2009) for net foreign exchange income shown in the Consolidated Statement of Comprehensive Income, includes recognition of the effects of exchange rates variations on assets and liabilities in foreign currency or indexed to exchange rates, and the result of foreign exchange transactions conducted by the Bank and its subsidiaries.

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

If a derivative instrument is classified as a hedging instrument, it can be:

(1)	A hedge of the fair value of existing assets or liabilities or firm commitments, or

(2)	A hedge of cash flows related to existing assets or liabilities or forecasted transactions.

A hedge relationship for hedge accounting purposes must comply with all of the following conditions:

(a)	at its inception, the hedge relationship has been formally documented;

(b)	it is expected that the hedge will be highly effective;

(c)	the effectiveness of the hedge can be measured in a reasonable manner; and

(d)	the hedge is highly effective with respect to the hedged risk on an ongoing basis and throughout the entire hedge relationship.

Certain derivatives transactions that do not qualify for hedge accounting are treated and reported as derivatives for trading purposes even though they provide an effective hedge on the risk of net positions.

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

As of December 31, 2009 and 2010, the caption “Loans to customers” includes MCh$343,057 and MCh$477,132 respectively, corresponding to the amount advanced to the assignor plus accrued interest net of payments received.

(iv)	Impairment of loans

At each balance sheet date, Banco de Chile and subsidiaries assess whether there is objective evidence that a loan asset or a group of loans is impaired. A loan asset or a group of loans is considered impaired and impairment losses are incurred if:

(a)	there is objective evidence of impairment as a result of a loss event that occurred after the initial recognition of the asset and up to the balance sheet date (“a loss event”);

(b)	the loss event had an impact on the estimated future cash flows of the financial asset or the group of financial assets and;

(c)	a reliable estimate of the loss amount can be made.

Banco de Chile and subsidiaries first assess whether objective evidence of impairment exists for loans that are individually significant. It then assesses collectively for loans that are not individually significant and loans which are significant but for which no objective evidence of impairment was observed as a result of the individual assessment.

(i)	Allowances for individual evaluations:

An individual analysis of debtors is applied to individuals and companies that are of such significance with respect to size, complexity or level of exposure to the bank, that they must be analyzed in detail. The cut-off amount for the individual evaluation is UF 10,000.

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

The individual evaluation requires assigning a risk category to each debtor and its respective loans. This risk category should consider the following factors: industry or sector, group considerations and management, financial situation, payment behavior and payment capacity.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

2.	Summary of Significant Accounting Principles, continued:

(l)	Loans to customers, continued:

(iv)	Impairment of Loans, continued:

(i)	Allowances for individual evaluations, continued:

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

(ii)	Allowances for group evaluations:

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

(v)	Renegotiated loans:

The bank attempts to restructure loans rather than to take possession of collateral. This may involve extending the payment arrangements and the agreement of new loan conditions. After having renegotiated the terms, any impairment is measured using the original effective interest rate as calculated before the modification of terms and the loan is no longer considered past due. Renegotiated loans are continuously reviewed by management to ensure that all criteria are met and that future payments are likely to occur. The loans continue to be subject to an individual or collective impairment assessment, calculated using the loan’s original effective interest rate.

(vi)	Provision for contingencies resulting from the loan business:

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

Financial assets held-to-maturity are recorded at their cost plus accrued interest and indexations, less impairment provisions made when the carrying amount exceeds the estimated recoverable amount.

Interest and indexations of financial assets held to maturity and available-for-sale are included in the line item “Interest revenue”. Dividends earned whilst holding available–for–sale financial investments are recognized in the income statement as ‘Other operating income’ when the right to receive the payment has been established.

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

As of December 31, 2009 and 2010, the Bank does not hold held to maturity instruments.

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

Intangible assets are identified as non-monetary assets (separated from other assets) without physical substance that arise as the result of a legal transaction or that are developed internally by the consolidated entities. They are assets whose cost can be reliably estimated and for which the consolidated entities consider that it is probable that future economic benefits will be recognized.

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

Goodwill originating from the acquisition of subsidiaries is capitalized and reviewed for impairment annually or more frequently if there are indications that impairment may have occurred. Impairment is determined by comparing the present value of expected future cash flows from each cash generating unit with the carrying value of its net assets, including attributable goodwill. Goodwill is allocated to cash generating units for the purpose of impairment testing considering the business level at which goodwill is monitored for internal management purposes.

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

This item applies to identifiable intangible assets for which the cost can be reliably measured and which are likely to generate future economic benefits for the Bank. The estimated useful life of other intangible assets is a maximum of 7 years.

(q)	Property and equipment:

Property and equipment is stated at cost excluding servicing cost, less accumulated depreciation and accumulated impairment. Changes in the expected useful life are accounted for by changing the depreciation period or method, as appropriate, and treated as changes in accounting estimates.

This cost includes expenses that have been directly attributed to the asset’s acquisition.

Depreciation is recognized in income on a straight-line basis over the estimated useful lives of each part of an item of property and equipment.

Estimated useful lives for 2009 and 2010 are as follows:

Buildings	50 years
Installations (in general)	10 years
Plant and equipment	3 years
Supplies and accessories	5 years

Property and equipment is derecognized on disposal or when no future economic benefits are expected from its use. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is recognized in “Impairments” in the income statement in the year the asset is derecognized.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

2.	Summary of Significant Accounting Principles, continued:

(r)	Deferred taxes and income taxes:

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

Deferred tax assets and liabilities are recorded at their book value as of the date the deferred taxes are measured. Deferred tax assets are recognized only when it is likely that future tax profits will be sufficient to recover deductions for temporary differences.

(s)	Assets received in lieu of payment:

Assets received in lieu of payment are classified under “Other Assets” and they are recorded at the lower of its carrying amount and fair value, less costs to sell.

(t)	Investment Properties:

Investment properties are real estate assets held to earn rental income or for capital appreciation or both, but are not held-for-sale in the ordinary course of business or used for administrative purposes. Investment properties are initially measured at cost, including transaction costs. Subsequent to initial recognition, they are carried at cost less accumulated depreciation and impairments using the same accounting policies as property and equipment.

(u)	Provisions and contingent liabilities:

Provisions are liabilities involving uncertainty about their amount or maturity. They are recorded in the Statement of Financial Position when the following requirements are jointly met:

i)	a present obligation has arisen from a past event and,

ii)	as of the date of the financial statements it is likely that the Bank or its subsidiaries have to disburse resources to settle the obligation and,

iii)	the amount can be reliably measured.

A contingent asset or liability is any right or obligation arisen from past events whose existence will be confirmed by one or more uncertain future events which are not within the control of the Bank. Contingent assets and liabilities are not recognized in the Statement of Financial Position.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

2.	Summary of Significant Accounting Principles, continued:

(v)	Provision for minimum dividends:

The Bank records within liabilities the portion of net income for the year that should be distributed to comply with the Corporations Law. For these purposes, the Bank establishes a provision in a complementary equity account within retained earnings.

(w)	Employee benefits:

(i)	Staff vacations

The annual costs of vacations and staff benefits are recognized on an accruals basis.

(ii)	Short-term benefits

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

Obligations for this defined benefit plan are valued according to the projected unit credit actuarial valuation method, using inputs such as staff turnover rates, expected growth in wages and the probability that this benefit will be used, discounted at current long-term rates (4.91% as of December 31, 2009 and 5.91% as of December 31, 2010). The discount rate used corresponds to the return on bonds of the Central Bank with maturity (BCP) in 5 years.

Actuarial gains and losses are recognized as income or expense at the end of each reporting period. There is no past service costs that would have to be recognized by the Bank.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

2.	Summary of Significant Accounting Principles, continued:

(x)	Equity reserves:

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

Unrealized gains (losses) on available-for-sale instruments:

This item comprises changes in the fair value of these instruments.

Cumulative translation adjustment:

This item is used to record exchange differences arising from the translation of the net investment in foreign operations.

(y)	Earnings per share:

Basic earnings per share is determined by dividing net income for the year attributable to the Bank by the average weighted number of shares in circulation during that year.

Diluted earnings per share is determined in a similar manner as basic earnings per share, but the average weighted number of shares in circulation is adjusted to account for the dilutive effect of stock options, warrants and convertible debt. As of December 31, 2009 and 2010, the Bank does not have any instruments or contracts that could cause dilutions. Therefore, no adjustments have been made.

(z)	Interest revenue and expense:

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

2.	Summary of Significant Accounting Principles, continued:

(aa)	Fees and commissions:

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

(ab)	Identifying and measuring impairment:

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

In the case of equity investments classified as available-for-sale financial assets, objective evidence includes a significant or prolonged decline in the fair value of the investment below cost. The bank considers ‘significant’ generally as 20% and ‘prolonged’ generally as greater than 6 months. In the case of debt securities classified as available-for-sale financial assets, the Bank assesses whether there exists objective evidence for impairment based on the same criteria as for loans.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

2.	Summary of Significant Accounting Principles, continued:

(ab)	Identifying and measuring impairment, continued:

Financial assets (other than loans), continued:

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

2.	Summary of Significant Accounting Principles, continued:

(ab)	Identifying and measuring impairment, continued:

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

For assets, excluding goodwill, impairment losses recognized in prior years are assessed at each reporting date in search of any indication that the loss has decreased or disappeared. A previously recognized impairment is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment was recognized. An impairment loss is reversed only to the extent that the book value of the asset does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized. Such reversal is recognized in the income statement.

Impairment losses relating to goodwill cannot be reversed in future periods.

(ac)	Finance and operate leases:

The determination of whether an arrangement is a lease, or it contains a lease, is based on the substance of the arrangement and requires an assessment of whether the fulfillment of the arrangement is dependent on the use of a specific asset or assets and the arrangement conveys a right to use the asset.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

2.	Summary of Significant Accounting Principles, continued:

(ac)	Finance and operate leases, continued:

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

The Bank acting as lessee

Assets held under finance leases are initially recognized on the balance sheet at an amount equal to the fair value of the leased property or, if lower, the present value of the minimum lease payments. The corresponding liability to the lessor is included in the balance sheet as a finance lease obligation. The discount rate used in calculating the present value of the minimum lease payments is either the interest rate implicit in the lease, if it is practicable to determine, or the incremental borrowing rate. Contingent rentals are recognized as expense in the periods in which they are incurred. As of December 31, 2009 and 2010, the Bank and its subsidiaries have not signed contracts of this nature.

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

(ad)	Fiduciary activities:

The Bank provides trust and other fiduciary services that result in the holding or investing of assets on behalf of the clients. Assets held in a fiduciary capacity are not reported in the financial statements, as they are not the assets of the Bank.

(ae)	Customer loyalty programs:

The Bank maintains a customer loyalty programs as an incentive to its clients. The scheme grants its customers certain points depending on the value of credit card purchases they make. The so-collected points can be used to obtain services from a third party. In accordance with IFRIC 13 the costs which the Bank incurs providing this incentive are recognized at fair value when the corresponding revenue is recognized, considering the probabilities of being used by the customers to obtain the third party’s service. The points collected cannot be used to obtain services directly from the Bank.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

3.	New and amended standards and interpretations:

The accounting policies adopted are consistent with those of the previous financial year. Amendments resulting from Improvements to IFRSs to the following standards did not have any impact on the accounting policies, financial position or performance of the Bank:

•

IFRS 3 Business Combinations (Revised) and IAS 27 Consolidated and Separate Financial Statements (Amended) effective July 1, 2009, including consequential amendments to IFRS 2, IFRS 5, IFRS 7, IAS 7, IAS 21, IAS 28, IAS 31 and IAS 39.

•	IAS 39 Financial Instruments: Recognition and Measurement – Eligible Hedged Items effective July 1, 2009.

Issued in May 2008

•	IFRS 5 Non-current Assets Held for Sale and Discontinued Operations effective January 1, 2010.

Issued in April 2009

•	IAS 1 Presentation of Financial Statements

•	IAS 17 Leases

•	IAS 38 Intangible Assets

•	IAS 39 Financial Instruments: Recognition and Measurement

•	IFRIC 9 Reassessment of Embedded Derivatives.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

4.	Segment Reporting:

For management purposes, we have organized our operations and commercial strategies into four business segments, which are defined in accordance with the type of products and services offered to target customers. These business segments are currently defined as follows:

Retail:	This segment focuses on individuals and small and medium-sized companies with annual sales up to Ch$1,500 million, where the product offering focuses primarily on consumer loans, commercial loans, checking accounts, credit cards, credit lines and mortgage loans.

Wholesale:	This segment focused on corporate clients and large companies, whose annual revenue exceed Ch$1,500 million, where the product offering focuses primarily on commercial loans, checking accounts and liquidity management services, debt instruments, foreign trade, derivative contracts and leases.

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

Entity

•      Banchile Trade Services Limited

•      Banchile Administradora General de Fondos S.A.

•      Banchile Asesoría Financiera S.A.

•      Banchile Corredores de Seguros Ltda.

•      Banchile Factoring S.A.

•      Banchile Corredores de Bolsa S.A.

•      Banchile Securitizadora S.A.

•      Socofin S.A.

•      Promarket S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

4.	Segment Reporting, continued:

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

•

The results associated with gap management (interest rate and currency mismatches) are allocated to the business segments by considering the amount of loans and demand deposits managed by each segment.

•	The internal performance profitability system considers capital allocation in each segment in accordance to the Basel guidelines.

•

In addition to direct costs (consisting mainly of labor and administrative expenses), the Bank allocates all of its indirect operating costs to each business segment by utilizing a different cost driver in order to allocate such costs to the specific segment.

•

The Bank applies local banking regulator accounting principles when measuring and recording its allowance for loan losses, assets received in lieu of payments, minimum dividend allowances and some other minor items for internal reporting purposes. These accounting policies differ in some significant aspects from IFRS.

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

The Bank did not enter into transactions with a particular customer or third party that exceed 10% of its total income in 2009 and 2010.

The Bank carries out its business operations in Chile.

Transfer pricing between operating segments are on an arm’s length basis in a manner similar to transactions with third parties.

Taxes are managed at a corporate level and are not allocated to business segments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

4.	Segment Reporting, continued:

During 2010 the measurement criteria for segment reporting have been changed. In order to be comparable to the figures presented for 2010 information for 2009 and 2008 is presented using the same criteria. These changes relate to the distribution of capital and income to operating segments. Under the new criteria, the assignation of capital considers risk-weighted assets and the amounts provided by treasury. Income distribution now considers term transformation (gap management) based on the actual interest-earning assets and liabilities of each segment.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

4.	Segment Reporting, continued:

	As of December 31, 2008
	Retail MCh$	Wholesale MCh$	Treasury MCh$	Subsidiaries MCh$	Other (*) MCh$	Subtotal MCh$	Reclassifications and adjustments to conform IFRS MCh$	Note	Total MCh$
Net interest income	431,698	276,297	80,789	19,379	—	808,163	(34,076)		774,087
Net fees and commissions income	132,019	28,436	1,803	88,146	—	250,404	(16,043)		234,361
Other operating income	26,724	38,185	(53,240)	10,356	38,580	60,605	2,156		62,761

Total operating revenue	590,441	342,918	29,352	117,881	38,580	1,119,172	(47,963)	(1)	1,071,209
Provisions for loan losses	(114,358)	(39,470)	—	(2,186)	—	(156,014)	6,640	(2)	(149,374)
Depreciation and amortization	(18,005)	(8,262)	(6,146)	(2,237)	—	(34,650)	(4,420)	(3)	(39,070)
Other operating expenses	(307,137)	(132,050)	5,862	(74,858)	(44,744)	(552,927)	66,965	(4)	(485,962)
Income attributable to associates	2,729	665	—	170	—	3,564	—		3,564

Income before income taxes	153,670	163,801	29,068	38,770	(6,164)	379,145	21,222		400,367
Income taxes						(31,706)	(3,607)	(5)	(35,313)

Income after income taxes						347,439	17,615		365,054

Assets	5,697,650	8,025,757	3,833,137	1,222,218		18,778,762	(172,292)		18,606,470
Current and deferred taxes						78,629	(56,761)		21,868

Total assets						18,857,391	(229,053)	(6)	18,628,338

Liabilities	4,659,237	7,187,470	4,583,296	1,058,215		17,488,218	(374,251)		17,113,967
Current and deferred taxes						47,420	(38,367)		9,053

Total liabilities						17,535,638	(412,618)	(7)	17,123,020

(*)	Other: In 2008 this segment was mainly composed of the merger with Citibank Chile. This segment was created in order to present the involved line-items separately, and thus not affect the results of the Bank’s business segments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

4.	Segment Reporting, continued:

	As of December 31, 2009
	Retail MCh$	Wholesale MCh$	Treasury MCh$	Subsidiaries MCh$	Subtotal MCh$	Reclassifications and adjustments to conform IFRS MCh$	Note	Total MCh$
Net interest income	436,035	196,314	24,704	14,039	671,092	6,432		677,524
Net fees and commissions income	136,068	31,861	(123)	96,491	264,297	(12,442)		251,855
Other operating income	16,270	30,852	35,491	20,567	103,180	1,830		105,010

Total operating revenue	588,373	259,027	60,072	131,097	1,038,569	(4,180)	(1)	1,034,389
Provisions for loan losses	(154,685)	(68,137)	—	(619)	(223,441)	(17,904)	(2)	(241,345)
Depreciation and amortization	(16,745)	(7,217)	(5,529)	(2,536)	(32,027)	(4,420)	(3)	(36,447)
Other operating expenses	(300,735)	(107,033)	(2,926)	(75,763)	(486,457)	31,155	(4)	(455,302)
Income attributable to associates	520	(23)	—	343	840	—		840

Income before income taxes	116,728	76,617	51,617	52,522	297,484	4,651		302,135
Income taxes					(39,597)	(792)	(5)	(40,389)

Income after income taxes					257,887	3,859		261,746

Assets	6,169,113	7,336,807	3,095,493	1,056,358	17,657,771	(206,045)		17,451,726
Current and deferred taxes					83,012	(33,279)		49,733

Total assets					17,740,783	(239,324)	(6)	17,501,459

Liabilities	4,560,558	7,463,580	3,415,522	855,294	16,294,954	(433,498)		15,861,456
Current and deferred taxes					53,081	(14,063)		39,018

Total liabilities					16,348,035	(447,561)	(7)	15,900,474

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

4.	Segment Reporting, continued:

	As of December 31, 2010
	Retail MCh$	Wholesale MCh$	Treasury MCh$	Subsidiaries MCh$	Subtotal MCh$	Reclassifications and adjustments to conform IFRS MCh$	Note	Total MCh$
Net interest income	517,459	218,348	21,868	12,890	770,565	(3,068)		767,497
Net fees and commissions income	145,316	40,955	(367)	117,561	303,465	(11,203)		292,262
Other operating income	9,892	22,178	56,222	19,861	108,153	(3,515)		104,638

Total operating revenue	672,667	281,481	77,723	150,312	1,182,183	(17,786)	(1)	1,164,397
Provisions for loan losses	(123,944)	(42,075)	—	58	(165,961)	8,310	(2)	(157,651)
Depreciation and amortization	(18,625)	(6,630)	(3,349)	(1,940)	(30,544)	(4,420)	(3)	(34,964)
Other operating expenses	(349,217)	(125,338)	(9,512)	(86,498)	(570,565)	61,302	(4)	(509,263)
Income attributable to associates	1,233	388	—	305	1,926	(317)		1,609

Income before income taxes	182,114	107,826	64,862	62,237	417,039	47,089		464,128
Income taxes					(38,509)	(8,004)	(5)	(46,513)

Income after income taxes					378,530	39,085		417,615

Assets	7,204,100	7,562,661	2,902,332	845,837	18,514,930	(299,507)		18,215,423
Current and deferred taxes					88,231	(27,190)		61,041

Total assets					18,603,161	(326,697)	(6)	18,276,464

Liabilities	5,464,307	7,828,002	3,277,059	629,666	17,199,034	(616,895)		16,582,139
Current and deferred taxes					—	—		—

Total liabilities					17,199,034	(616,895)	(7)	16,582,139

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

4.	Segment Reporting, continued:

Reclassifications and adjustments to conform IFRS

(1)	Total effect due to reclassification to conform total operating revenue and effect of IFRS adjustments which mainly stems from reclassification of allowances for loan losses and amortization of fair value of loans acquired from Citibank Chile.
(2)	Total effect relates to IFRS adjustments which represent differences in the allowance for loans losses.
(3)	Total effect relates to IFRS adjustments, which are explained by the amortization of intangibles and depreciation of property and equipment acquired from Citibank Chile.
(4)	Total effect due to the reclassification to conform other operating expenses and effect of IFRS adjustments which represents reversal of write-offs of assets received in lieu of payments.
(5)	Total effect to conform income taxes relates to IFRS adjustments which stem from deferred taxes.
(6)	Total effect due to the consolidation adjustments on assets and effect of IFRS adjustments which mainly stems from deviating allowances for loan losses, acquisition of Citibank Chile and deferred taxes effects.
(7)	Total effect due to the consolidation adjustments on liabilities and effect of IFRS adjustments and reclassification in liabilities amount to which mainly stems from providing for minimum dividends and deviating allowances for loan losses.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

5.	Cash and Cash Equivalents:

(a)	Details of cash and cash equivalents and its reconciliation to the statement of cash flows at each period are as follows:

	2009 MCh$	2010 MCh$
Cash and due from banks:
Cash	257,092	309,348
Current account with the Chilean Central Bank	127,166	310,358
Deposits in other domestic banks	94,318	110,000
Deposits abroad	248,977	42,623

Subtotal – Cash and due from banks	727,553	772,329
Net transactions in the course of collection	200,995	221,006
Mutual funds (shown in other assets)	80,237	28,787
Repurchase agreements	79,401	19,902

Total cash and cash equivalents	1,088,186	1,042,024

Amounts in cash and Central Bank deposits are regulatory reserve deposits for which the Bank must maintain a certain monthly average.

(b)	Transactions in the course of collection

Transactions in the course of settlement are transactions for which the only remaining step is settlement, which will increase or decrease the funds in the Central Bank or in foreign banks, normally occurring within 12 to 24 business hours and are detailed as follows:

	2009 MCh$	2010 MCh$
Assets
Documents drawn on other banks (clearing)	195,397	231,339
Funds receivable	330,654	198,417

Subtotal transactions in the course of collection	526,051	429,756

Liabilities
Funds payable	(325,056)	(208,750)

Subtotal transactions in the course of payment	(325,056)	(208,750)

Net transactions in the course of collection	200,995	221,006

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

6.	Financial Assets Held-for-Trading:

The detail of financial instruments classified as held-for-trading is as follows:

	2009 MCh$	2010 MCh$
Instruments issued by the Chilean Government and Central Bank of Chile:
Central Bank bonds	62,477	44,687
Central Bank promissory notes	2,621	3,203
Other instruments issued by the Chilean Government and Central Bank	96,996	109,302
Other instruments issued in Chile:
Mortgage bonds from domestic banks	2,556	71
Bonds from domestic banks	2,732	1,740
Deposits in domestic banks	182,995	119,127
Other instruments issued in Chile	1,213	1,635

Total	351,590	279,765

Instruments issued by the Chilean Government and Central Bank include instruments sold under agreements to repurchase to customers and financial institutions, equivalent to MCh$15,260 and MCh$3,049 as of December 31, 2009 and 2010.

“Other instruments issued in Chile” include instruments sold under agreements to repurchase to customers and financial instruments, amounting to Ch$183,135 million and Ch$107,101 million as of December 31, 2009 and December 31, 2010, respectively.

Agreements to repurchase have an average expiration of 8 days as of year-end (8 days in 2009).

Additionally, the Bank holds financial investments in mortgage finance bonds issued by itself in the amount of MCh$95,323 and MCh$76,334 as of December 31, 2009 and 2010, which are presented as a reduction of the liability line item “Debt issued”.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

7.	Repurchase Agreements and Security Lending and Borrowing:

(a)	The Bank provides financing to its customers through “Receivables from Repurchase Agreements and Security Borrowing”, in which the financial instrument serves as collateral. As of December 31, 2009 and 2010, the Bank has the following receivables resulting from such transactions:

	Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total
	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Transactions with other entities
Agreements to resell	8,790	12,716	3,193	68,346	67,418	1,725	—	—	—	—	—	—	79,401	82,787

Total	8,790	12,716	3,193	68,346	67,418	1,725	—	—	—	—	—	—	79,401	82,787

(b)	The Bank obtains financing by selling financial instruments and committing to repurchase them at future dates, plus interest at a prefixed rate. As of December 31, 2009 and 2010, the Bank has the following payables resulting from such transactions:

	Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total
	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Transactions with other entities
Agreements to repurchase	296,602	81,715	11,426	40	—	—	—	—	—	—	—	—	308,028	81,755

Total	296,602	81,715	11,426	40	—	—	—	—	—	—	—	—	308,028	81,755

(c)	Securities given:

The carrying amount of securities lent and of “Payables from Repurchase Agreements and Security Lending” at December 31, 2010 is Ch$119,806 million (2009: Ch$213,419 million). The counterparty is allowed to sell or repledge those securities in the absence of default by the Bank.

(d)	Securities received:

As part of reverse repurchase and securities borrowing agreements the Bank has received securities that it is allowed to sell or repledge in the absence of default by the owner. At December 31, 2010 the Bank held securities with a fair value of Ch$74,895 million (2009: Ch$81,988 million) on such terms. The counterparty is allowed to sell or repledge those securities in the absence of default by the Bank. The Bank has an obligation to return the securities to its counterparties.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

8.	Derivative Instruments and Accounting Hedges:

(a)	As of December 31, 2009 and 2010, the Bank’s portfolio of derivative instruments is detailed as follows:

		As of December 31, 2009
		Notional amount of contract with final expiration date in						Fair value
	Types of hedges	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 12 months	Over 1 year and up to 3 years	Over 3 years and up to 5 years	Over 5 years	Asset	Liability
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Derivatives held for hedging purposes
Forwards	—	835	2,407	4,272	2,786	—	—	1,077	—
Swaps	FV	131,115	—	1,651	5,571	31,044	262,741	317	6,144
Call options	—	—	—	—	—	—	—	—	—
Put options	—	—	—	—	—	—	—	—	—
Futures	—	—	—	—	—	—	—	—	—
Other	—	—	—	—	—	—	—	—	—

Total derivatives held for hedging purposes		131,950	2,407	5,923	8,357	31,044	262,741	1,394	6,144

Derivatives held-for-trading purposes
Forwards	—	2,145,119	2,785,973	3,112,803	304,839	51,368	—	193,729	179,160
Swaps	—	435,492	761,760	2,858,817	4,736,414	2,151,100	1,117,751	370,417	352,112
Call options	—	12,752	29,099	6,102	—	—	—	300	244
Put options	—	8,538	2,927	1,942	—	—	—	65	376
Futures	—	25,131	60	—	—	—	—	81	183
Other	—	—	—	—	—	—	631,634	—	21

Total derivatives held-for-trading purposes		2,627,032	3,579,819	5,979,664	5,041,253	2,202,468	1,749,385	564,592	532,096

Total		2,758,982	3,582,226	5,985,587	5,049,610	2,233,512	2,012,126	565,986	538,240

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

8.	Derivative Instruments and Accounting Hedges, continued:

		As of December 31, 2010
		Notional amount of contract with final expiration date in						Fair value
	Types of hedges	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 12 months	Over 1 year and up to 3 years	Over 3 years and up to 5 years	Over 5 years	Asset	Liability
Derivatives held for hedging purposes
Forwards	—	—	—	—	—	—	—	—	—
Swaps	FV	—	—	—	43,677	46,225	223,837	2,126	11,458
Call options	—	—	—	—	—	—	—	—	—
Put options	—	—	—	—	—	—	—	—	—
Futures	—	—	—	—	—	—	—	—	—
Other	—	—	—	—	—	—	—	—	—

Total derivatives held for hedging purposes		—	—	—	43,677	46,225	223,837	2,126	11,458

Derivatives held-for-trading purposes
Forwards	—	3,697,884	2,505,564	3,590,728	417,789	1,076	—	118,705	191,280
Swaps	—	422,949	502,456	1,879,220	4,146,815	760,736	779,058	367,390	325,148
Call options	—	9,836	30,725	49,436	—	—	—	133	109
Put options	—	468	30,725	2,084	—	—	—	—	429
Futures	—	—	—	—	—	—	—	—	—
Other	—	—	—	—	—	—	647,096	—	21

Total derivatives held-for-trading purposes		4,131,137	3,069,470	5,521,468	4,564,604	761,812	1,426,154	486,228	516,987

Total		4,131,137	3,069,470	5,521,468	4,608,281	808,037	1,649,991	488,354	528,445

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

8.	Derivative Instruments and Accounting Hedges, continued:

(b)	Types of hedges:

Fair values hedges (FV):

As of December 31, 2010, the Bank uses interest rate swaps to cover its exposure to interest rate risk of corporate bonds and commercial credits, classified as “Available for the sale instruments” and “Loans to customers”, respectively.

The Bank uses interest rate swaps or cross-currency swaps to hedge its position against changes in the fair value of bonds issued in US dollars.

For the year ended December 31, 2010 the Bank recognized a loss of Ch$15,725 million on the hedging instruments (loss of Ch$5,080 million in 2009). The total net gain on hedged items attributable to the hedged risks amounted to Ch$3,118 million (gain of Ch$3,543 million in 2009).

Cash flow hedges (CF):

As of December 31, 2009 and 2010, the Bank does not use cash flow hedges.

Hedges of net investments in foreign operations (FO):

As of December 31, 2009 and 2010, the Bank does not use hedges of net investments in foreign operations.

The hedges presented in the section “Derivatives held for hedging purposes” that are not classified as FV, CF or FO are not accounted for under hedge accounting rules.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

9.	Loans and Advance to Banks:

(a)	As of December 31, 2009 and 2010, amounts are detailed as follows:

	2009 MCh$	2010 MCh$
Domestic Banks
Non-available Central Bank deposits	110,000	—
Other Central Bank credits	—	156
Interbank loans	13,796	13,149

Subtotal	123,796	13,305

Foreign Banks
Loans to foreign banks	188,538	162,378
Overdrafts in current accounts	—	1
Other credits with foreign banks	137,824	174,514
Provisions for loans to foreign banks	(1,177)	(610)

Subtotal	325,185	336,283

Total	448,981	349,588

(b)	Provisions for loans to banks are detailed below:

	Bank’s Location
Detail	Chile MCh$	Abroad MCh$	Total MCh$
Balance as of January 1, 2008	—	5	5
Charge-offs	—	—	—
Provisions established	—	311	311
Provisions released	—	—	—

Balance as of December 31, 2008	—	316	316

Charge-offs	—	—	—
Provisions established	—	861	861
Provisions released	—	—	—

Balance as of December 31, 2009	—	1,177	1,177

Charge-offs	—	—	—
Provisions established	—	—	—
Provisions released	—	(567)	(567)

Balance as of December 31, 2010	—	610	610

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

10.	Loans to Customers, net:

(a)	Loans to Customers:

As of December 31, 2009 and 2010, the composition of the portfolio of loans is the following:

	As of December 31, 2009
	Asset before Allowance			Allowances established
	Normal Porfolio	Substandard Loans	Total	Individual Provisions	Group Provision	Total	Net Assets
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans
Commercial loans	6,421,881	271,284	6,693,165	(66,635)	(46,186)	(112,821)	6,580,344
Foreign trade loans	684,999	101,875	786,874	(49,111)	(196)	(49,307)	737,567
Current account debtors	130,717	4,685	135,402	(1,656)	(1,777)	(3,433)	131,969
Factoring transactions	333,918	9,139	343,057	—	(5,523)	(5,523)	337,534
Commercial lease transactions (1)	661,677	34,363	696,040	(9,466)	(6,054)	(15,520)	680,520
Other loans and accounts receivable	61,752	4,886	66,638	(1,086)	(1,920)	(3,006)	63,632

Subtotal	8,294,944	426,232	8,721,176	(127,954)	(61,656)	(189,610)	8,531,566

Mortgage loans
Mortgage bonds	189,226	19,745	208,971	—	(1,686)	(1,686)	207,285
Transferable mortgage loans	229,509	9,366	238,875	—	(1,264)	(1,264)	237,611
Other residential real estate mortgage loans	2,038,506	39,593	2,078,099	—	(10,933)	(10,933)	2,067,166
Other loans and accounts receivable	978	83	1,061	—	(16)	(16)	1,045

Subtotal	2,458,219	68,787	2,527,006	—	(13,899)	(13,899)	2,513,107

Consumer loans
Consumer loans in installments	1,232,424	113,764	1,346,188	—	(89,264)	(89,264)	1,256,924
Current account debtors	230,306	5,060	235,366	—	(5,658)	(5,658)	229,708
Credit card debtors	351,255	9,625	360,880	—	(13,627)	(13,627)	347,253
Other loans and accounts receivable	610	30	640	—	(43)	(43)	597

Subtotal	1,814,595	128,479	1,943,074	—	(108,592)	(108,592)	1,834,482

Total	12,567,758	623,498	13,191,256	(127,954)	(184,147)	(312,101)	12,879,155

(1)	In this item, the Bank finances its customers purchases of assets, including real estate and other personal property, through finance lease agreements. As of December 31, 2009, MCh$326,997 corresponds to finance leases for real estate.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

10.	Loans to Customers, net, continued:

(a)	Loans to Customers continued:

	As of December 31, 2010
	Asset before Allowance			Allowances established
	Normal Porfolio	Substandard Loans	Total	Individual Provisions	Group Provision	Total	Net Assets
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans
Commercial loans	6,590,176	372,038	6,962,214	(81,574)	(48,147)	(129,721)	6,832,493
Foreign trade loans	783,422	130,236	913,658	(50,249)	(279)	(50,528)	863,130
Current account debtors	109,282	12,225	121,507	(5,342)	(1,931)	(7,273)	114,234
Factoring transactions	465,749	11,383	477,132	—	(4,502)	(4,502)	472,630
Commercial lease transactions (1)	706,707	70,587	777,294	(11,958)	(5,723)	(17,681)	759,613
Other loans and accounts receivable	35,721	3,456	39,177	(363)	(1,490)	(1,853)	37,324

Subtotal	8,691,057	599,925	9,290,982	(149,486)	(62,072)	(211,558)	9,079,424

Mortgage loans
Mortgage bonds	150,196	15,435	165,631	—	(1,443)	(1,443)	164,188
Transferable mortgage loans	197,745	7,515	205,260	—	(1,106)	(1,106)	204,154
Other residential real estate mortgage loans	2,508,023	48,372	2,556,395	—	(12,700)	(12,700)	2,543,695
Other loans and accounts receivable	56	436	492	—	(25)	(25)	467

Subtotal	2,856,020	71,758	2,927,778	—	(15,274)	(15,274)	2,912,504

Consumer loans
Consumer loans in installments	1,396,114	92,169	1,488,283	—	(101,415)	(101,415)	1,386,868
Current account debtors	220,133	9,674	229,807	—	(4,261)	(4,261)	225,546
Credit card debtors	429,266	11,525	440,791	—	(15,485)	(15,485)	425,306
Other loans and accounts receivable	336	18	354	—	(34)	(34)	320

Subtotal	2,045,849	113,386	2,159,235	—	(121,195)	(121,195)	2,038,040

Total	13,592,926	785,069	14,377,995	(149,486)	(198,541)	(348,027)	14,029,968

(1)	In this item, the Bank finances its customers purchases of assets, including real estate and other personal property, through finance lease agreements. As of December 31, 2010, MCh$353,455 corresponds to finance leases for real estate.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

10.	Loans to Customers, net, continued:

(b)	Allowances for loan losses:

Movements in allowances for loan losses during 2008, 2009 and 2010 periods are as follows:

	Allowances
	Individual MCh$	Group MCh$	Total MCh$
Balance as of January 1, 2008	69,441	60,183	129,624
Balance from Citibank Chile	—	20,883	20,883
Charge-offs:
Commercial loans	(29,616)	(3,935)	(33,551)
Mortgage loans	—	(2,820)	(2,820)
Consumer loans	—	(76,618)	(76,618)

Total charge-offs	(29,616)	(83,373)	(112,989)
Allowances established	66,271	121,593	187,864
Allowances released	(242)	(32)	(274)

Balance as of December 31, 2008	105,854	119,254	225,108

Balance as of January 1, 2009	105,854	119,254	225,108
Charge-offs:
Commercial loans	(79,509)	(6,521)	(86,030)
Mortgage loans	—	(2,088)	(2,088)
Consumer loans	—	(93,675)	(93,675)

Total charge-offs	(79,509)	(102,284)	(181,793)
Allowances established	101,609	168,696	270,305
Allowances released	—	(1,519)	(1,519)

Balance as of December 31, 2009	127,954	184,147	312,101

Balance as of January 1, 2010	127,954	184,147	312,101
Charge-offs:
Commercial loans	(13,838)	(32,581)	(46,419)
Mortgage loans	—	(2,376)	(2,376)
Consumer loans	—	(100,298)	(100,298)

Total charge-offs	(13,838)	(135,255)	(149,093)
Allowances established	36,304	151,226	187,530
Allowances released	(934)	(1,577)	(2,511)

Balance as of December 31, 2010	149,486	198,541	348,027

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

10.	Loans to Customers, net, continued:

(c)	During 2009 and 2010, the Bank and its subsidiaries presented the following allowance for loan losses associated with impaired loans and with non-impaired loans:

	As of December 31,
	2009	2010
	MCh$	MCh$
Individual impaired	98,719	113,705
Group impaired	86,198	90,550

Provision for loans impaired	184,917	204,255

Provision for not yet identified but incurred impairment	127,184	143,772

Total provision for loan losses	312,101	348,027

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

10.	Loans to Customers, net, continued:

(d)	Finance Lease Contracts:

The Bank’s scheduled cash flows to be received from finance leasing contracts have the following maturities:

	Total receivable		Unearned income		Net lease receivable (*)
	2009 MCh$	2010 MCh$	2009 MCh$	2010 MCh$	2009 MCh$	2010 MCh$
Due within one year	232,380	261,877	(29,704)	(32,363)	202,676	229,514
Due after 1 year but within 2 years	170,337	188,469	(22,540)	(24,587)	147,797	163,882
Due after 2 years but within 3 years	110,362	129,086	(15,564)	(16,910)	94,798	112,176
Due after 3 years but within 4 years	75,162	87,809	(11,257)	(11,870)	63,905	75,939
Due after 4 years but within 5 years	56,258	57,461	(8,363)	(8,635)	47,895	48,826
Due after 5 years	158,025	163,553	(20,384)	(19,535)	137,641	144,018

Total	802,524	888,255	(107,812)	(113,900)	694,712	774,355

(*)	The net balance receivable does not include past-due portfolio totaling MCh$1,328 and MCh$2,939 as of December 31, 2009 and 2010, respectively.

The Bank has entered into commercial leases of real estate, industrial machinery, vehicles and computer equipment. These leases have an average life of between 3 and 8 years with no renewal option included in the contract.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

10.	Loans to Customers, continued:

(e)	Loans by industry sector:

The following table details the Bank’s loan portfolio (before allowances for loans losses) as of December 31, 2009 and 2010 by the customer’s industry sector:

	Location
	Chile		Abroad		Total
	2009 MCh$	2010 MCh$	2009 MCh$	2010 MCh$	2009 MCh$	%	2010 MCh$	%
Commercial loans:
Services	2,077,488	2,128,279	362,771	400,494	2,440,259	18.50	2,528,773	17.59
Commerce	1,241,840	1,514,383	2,851	1,179	1,244,691	9.44	1,515,562	10.54
Manufacturing	822,754	1,148,473	—	—	822,754	6.24	1,148,473	7.99
Construction	1,044,405	932,436	—	—	1,044,405	7.92	932,436	6.49
Agriculture and livestock	533,867	639,711	—	—	533,867	4.05	639,711	4.45
Transportation	267,267	472,043	—	—	267,267	2.02	472,043	3.28
Mining	174,452	104,696	—	—	174,452	1.32	104,696	0.73
Electricity, gas and water	164,529	133,263	—	—	164,529	1.25	133,263	0.93
Fishing	98,969	242,873	—	—	98,969	0.75	242,873	1.69
Telecom	112,799	110,585	—	—	112,799	0.85	110,585	0.77
Forestry	15,310	44,136	—	—	15,310	0.11	44,136	0.31
Other	1,801,361	1,417,958	513	473	1,801,874	13.66	1,418,431	9.85

Subtotal	8,355,041	8,888,836	366,135	402,146	8,721,176	66.11	9,290,982	64.62

Residential mortgage loans	2,527,006	2,927,778	—	—	2,527,006	19.16	2,927,778	20.36
Consumer loans	1,943,074	2,159,235	—	—	1,943,074	14.73	2,159,235	15.02

Total	12,825,121	13,975,849	366,135	402,146	13,191,256	100.00	14,377,995	100.00

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

11.	Financial Assets Available-for-sale:

As of December 31, 2009 and 2010, investment securities classified as available-for-sale are detailed as follows:

	2009 MCh$	2010 MCh$
Instruments issued by the Chilean Government and Central Bank of Chile:
Bonds issued by the Chilean Government and Central Bank	25,880	67,822
Promissory notes issued by the Chilean Government and Central Bank	285,486	212,816
Other instruments	136,923	90,849
Other instruments issued in Chile:
Equity instruments valued at cost	2,112	2,222
Mortgage bonds from domestic banks	79,220	70,055
Bonds from domestic banks	55,111	73,331
Deposits from domestic banks	407,432	398,789
Bonds from other Chilean companies	73,174	40,467
Instruments issued by foreign institutions:
Other instruments issued abroad (*)	202,436	200,754

Total	1,267,774	1,157,105

(*)	This item includes shares of Visa Inc and Mastercard Inc, which fair value is Ch$7,968 million.

Instruments issued by the Chilean Government and Central Bank include instruments with agreements to repurchase sold to clients and financial institutions, totaling MCh$15,024 and MCh$9,656 as of December 31, 2009 and 2010. The agreements to repurchase have an average maturity of 9 days and 12 days as of December 31, 2009 and 2010, respectively.

As of December 31, 2009 and 2010, the portfolio of financial assets available-for-sale includes a net unrealized gain of MCh$8,839 and MCh$8,314, recorded in other comprehensive income within equity.

The equity investments values at cost represent shares of servicing companies that the Bank is obliged to hold in order to benefit from these services. There is no active market for these shares and their fair value cannot be measured reliably. However, the difference between cost and fair value is not expected to be significant.

During 2009 and 2010, there is no evidence of impairment of financial assets available-for-sale.

As of December 31, 2009 and 2010, the Bank and its subsidiaries do not hold financial assets held-to-maturity.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

11.	Financial Assets Available-for-sale, continued:

Realized profits and losses are calculated as the proceeds from sales less the cost (specific identification method) of the investments identified as for sale. In addition, any unrealized profit or loss previously recorded in equity for these investments is reversed when recorded in the income statements.

Gross profits and losses realized and unrealized on the sale of available for sale investments for the years-ended December 31, 2008, 2009 and 2010 are as follows:

	2008 MCh$	2009 MCh$	2010 MCh$
Unrealized profits /losses	(16,872)	13,101	9,885
Realized profits / losses (reclassified)	(420)	14,840	(10,248)

Total	(17,292)	27,941	(363)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

12.	Investments in Other Companies:

(a)	This item includes investments in other companies for an amount of MCh$10,494 and MCh$11,072, which is detailed as follows:

						Investment
		Ownership Interest		Equity		Book Value		Income (Loss)
Company	Shareholder	2009%	2010%	2009 MCh$	2010 MCh$	2009 MCh$	2010 MCh$	2008 MCh$	2009 MCh$	2010 MCh$
Investments value at equity method:
Servipag Ltda. (1)	Banco de Chile	50.00	50.00	5,424	6,176	2,712	3,088	693	15	376
Redbanc S.A.	Banco de Chile	38.13	38.13	5,081	4,764	1,937	1,817	294	202	78
Soc. Operadora de Tarjetas de Crédito Nexus S.A.	Banco de Chile	25.81	25.81	6,412	6,412	1,655	1,655	294	188	227
Transbank S.A.	Banco de Chile	26.16	26.16	7,006	6,205	1,833	1,623	537	254	292
Artikos Chile S.A. (1)	Banco de Chile	50.00	50.00	1,397	1,840	698	920	364	353	222
Administrador Financiero del Transantiago S.A.	Banco de Chile	20.00	20.00	2,915	3,879	583	776	1,005	(349)	193
Soc. Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A.(2)	Banco de Chile	14.17	14.17	3,073	3,347	436	474	237	74	59
Sociedad Interbancaria de Depósitos de Valores S.A.	Banco de Chile	26.81	26.81	1,260	1,392	338	373	96	85	115
Centro de Compensación Automatizado S.A.	Banco de Chile	33.33	33.33	906	1,039	302	346	44	18	47

Subtotal						10,494	11,072	3,564	840	1,609

(1)	Banco de Chile does not possess more than half of the voting rights and there are no other indicators of control. Therefore, Banco de Chile only possesses significant influence over this company.
(2)	Banco de Chile has significant influence in Soc. Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A. because they have the right to designate one director of the board.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

12.	Investments in Other Companies, continued:

(b)	The total carrying amount of the Bank’s associates is explained as follows:

	2009 MCh$	2010 MCh$
Share of the associate’s statement of financial position
Current assets	296,905	379,983
Non-current assets	236,836	56,447
Current liabilities	370,540	393,873
Non-current liabilities	130,380	7,503
Equity	32,821	35,054
Share of the associate’s revenue and profit
Revenue	669	10,421
Profit	523	6,126
Carrying amount of the investment	10,494	11,072

(c)	The reconciliation between opening and ending balance of investments in other companies that are not consolidated in 2009 and 2010 is detailed as follows:

	2008 MCh$	2009 MCh$	2010 MCh$
Balance as of January 1,	7,942	11,293	10,494
Acquisitions (sales)	1,785	(169)	4
Participation in net income	3,564	840	1,609
Dividends received	(1,015)	(1,002)	(984)
Other	(983)	(468)	(51)

Balance as of December 31,	11,293	10,494	11,072

(d)	As of December 31, 2009 and 2010 no impairment has incurred in these investment.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

13.	Intangible Assets:

(a)	Movements in intangible assets during the 2009 and 2010 periods are as follows:

	Goodwill MCh$	Software or computer programs MCh$	Intangible assets arising from business combinations(**) MCh$	Other intangible assets MCh$	Total MCh$
Gross Balance
Balance as of January 1, 2008	—	47,452	3,581	1,179	52,212
Acquisitions	16,714	13,451	56,249	10	86,424
Disposals	—	(744)	—	(557)	(1,301)
Other	—	—	(3,581)	—	(3,581)

Balance as of December 31, 2008	16,714	60,159	56,249	632	133,754

Acquisitions	—	8,346	—	23	8,369
Disposals	—	—	—	—	—
Other	—	—	—	(43)	(43)

Balance as of December 31, 2009	16,714	68,505	56,249	612	142,080

Acquisitions	—	15,300	—	27	15,327
Disposals	—	(22)	—	—	(22)
Other	—	(18,119)	—	(557)	(18,676)

Balance as of December 31, 2010	16,714	65,664	56,249	82	138,709

Accumulated Amortization and Impairment
Balance as of January 1, 2008	—	(26,687)	—	(5)	(26,692)
Amortization for the year (*)	—	(6,595)	(9,708)	(16)	(16,319)
Impairment loss	—	—	—	—	—
Foreign currency translation	—	—	—	—	—
Other	—	—	3,581	—	3,581

Balance as of December 31, 2008	—	(33,282)	(6,127)	(21)	(39,430)

Amortization for the year (*)	—	(8,208)	(6,277)	(20)	(14,505)
Impairment loss	—	—	—	—	—
Foreign currency translation	—	—	—	—	—
Other	—	37	—	—	37

Balance as of December 31, 2009	—	(41,453)	(12,404)	(41)	(53,898)

Amortization for the year (*)	—	(8,730)	(6,277)	(23)	(15,030)
Impairment loss	—	—	—	—	—
Foreign currency translation	—	—	—	—	—
Other	—	17,495	—	—	17,495

Balance as of December 31, 2010	—	(32,688)	(18,681)	(64)	(51,433)

Net balance as of December 31, 2008	16,714	26,877	50,122	611	94,324

Net balance as of December 31, 2009	16,714	27,052	43,845	571	88,182

Net balance as of December 31, 2010	16,714	32,976	37,568	18	87,276

(*)	No impairment has been identified at the end of each year.
(**)	Intangible assets arising from business combinations include assets with indefinite useful lives acquired in the business combination with Citibank Chile (Brands).

On January 1, 2008, the Bank acquired all of the shares of Citibank Chile. This transaction was accounted for as a business combination under IFRS 3 with Banco de Chile being the acquirer. The goodwill arising from the acquisition of MCh$12,595 million represents the value of synergies to be generated in the combination process and the acquisition of know-how.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

13.	Intangible Assets, continued:

(b)	Impairment testing of Goodwill

Goodwill acquired through business combinations has been allocated to 4 individual cash-generating units for impairment testing as follows:

Business Segments	2009 MCh$	2010 MCh$
Retail	5,928	5,928
Wholesale	2,135	2,135
Treasury and money market operations	4,512	4,512
Subsidiaries	4,139	4,139

Total	16,714	16,714

Key Assumptions used in the value in use calculations for impairment testing:

The Bank determines the recoverable amount of its primary cash-generating units on the basis of value in use and employs a valuation model based on discounted cash flows (“DCF”). The DCF model employed by the Bank reflects the specifics of the banking business and its regulatory environment. The model calculates the present value of the estimated future earnings that are distributable to shareholders after fulfilling the respective regulatory capital requirements.

The DCF model uses earnings projections for a five-year period which, for purposes of the goodwill impairment test, are extrapolated to a ten-year period assuming a declining growth rate and are discounted to their present value. Estimating future earnings requires judgment, considering past and actual performance as well as expected developments in the respective markets and in the overall macro-economic environment. Earnings projections beyond the initial ten-year period are, where applicable, adjusted to derive a sustainable level and assumed to increase by or converging towards a constant long-term growth rate, which is based on expectations for the development of gross domestic product and inflation, and are captured in the terminal value.

The value in use of a cash-generating unit is sensitive to the earnings projections, to the discount rate applied and, to a much lesser extent, to the long-term growth rate. The discount rates applied have been determined based on the capital asset pricing model. Variations in the market factors might impact the calculation of the discount rates. As of December 31, 2009 and 2010 the Bank did not determine any impairment on goodwill.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

13.	Intangible Assets, continued:

(c)	As of December 31, 2009 and 2010, the Bank has made the following commitments to purchase intangible assets, which have not been capitalized:

	Amount of Commitment
	2009 MCh$	2010 MCh$
Software and licenses	3,671	5,152

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

14.	Property and Equipment:

(a)	As of December 31, 2009 and 2010, this account and its movements are detailed as follows:

	Land and Buildings MCh$	Equipment MCh$	Other MCh$	Total MCh$
Cost
Balance as of January 1, 2009	168,260	111,554	119,305	399,119
Additions	3,245	7,161	4,919	15,325
Disposals/write-downs	(82)	(2,501)	(1,894)	(4,477)
Other	(208)	(73)	333	52

Total	171,215	116,141	122,663	410,019
Accumulated depreciation	(30,155)	(92,922)	(81,095)	(204,172)
Impairment loss	—	—	—	—

Balance as of December 31, 2009	141,060	23,219	41,568	205,847

Balance as of January 1, 2010	171,215	116,141	122,663	410,019
Additions	5,387	13,072	9,020	27,479
Disposals/write-downs	(2,506)	(2,849)	(499)	(5,854)
Transfers	(305)	(5,503)	(1,825)	(7,633)
Other	150	336	(288)	198

Total	173,941	121,197	129,071	424,209
Accumulated depreciation	(32,123)	(98,464)	(87,039)	(217,626)
Impairment loss	(209)	(284)	(551)	(1,044)

Balance as of December 31, 2010	141,609	22,449	41,481	205,539

Accumulated Depreciation
Balance as of January 1, 2009	(27,785)	(89,029)	(70,926)	(187,740)
Depreciation charges in the period	(2,629)	(6,446)	(12,310)	(21,385)
Sales and disposals in the period	9	2,445	2,083	4,537
Transfers	—	—	—	—
Others	250	108	58	416

Balance as of December 31, 2009	(30,155)	(92,922)	(81,095)	(204,172)

Balance as of January 1, 2010	(30,155)	(92,922)	(81,095)	(204,172)
Depreciation charges in the period	(2,196)	(8,422)	(8,935)	(19,553)
Sales and disposals in the period	175	2,703	458	3,336
Transfers	(17)	(51)	2,234	2,166
Others	70	228	299	597

Balance as of December 31, 2010	(32,123)	(98,464)	(87,039)	(217,626)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

14.	Property and equipment, continued:

(b)	As of December 31, 2009 and 2010, the Bank has operating lease agreements in which it acts as lessee that cannot be terminated unilaterally; Information on future payments is detailed as follows:

	Expenses for the year		Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total
	2009 MCh$	2010 MCh$	2009 MCh$	2010 MCh$	2009 MCh$	2010 MCh$	2009 MCh$	2010 MCh$	2009 MCh$	2010 MCh$	2009 MCh$	2010 MCh$	2009 MCh$	2010 MCh$	2009 MCh$	2010 MCh$
Lease agreements	21,515	21,997	1,357	2,342	2,713	4,799	12,204	14,749	22,309	30,042	15,174	23,060	26,596	51,015	80,353	126,007

As these lease agreements are operating leases under IAS 17 the leased assets are not presented in the Bank’s statement of financial position.

The Bank has entered into commercial leases of real estate. These leases have an average life of 10 years. There are no restrictions placed upon the lessee by entering into the lease.

(c)	As of December 31, 2009 and 2010, the Bank does not have any finance lease agreements as lessee and, therefore, there are no property and equipment balances to be reported from such transactions as of December 31, 2009 and 2010.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

15.	Investment Properties:

	2008 MCh$	2009 MCh$	2010 MCh$
Net Balance as of January 1,	16,459	18,397	17,840
Additions resulting from business combinations	2,311	—	—
Disposals	—	—	—
Depreciation charges in the period	(373)	(557)	(381)
Impairment	—	—	—

Net balance as of December 31,	18,397	17,840	17,459

Estimated useful lives applied by the Bank are presented in Note 2 (q) on Property and equipment.

As of December 31, 2010 the fair value of the investment properties held by the Bank is MCh$55,041 million (December 31, 2009: MCh$20,033 million).

In 2010, the Bank earned income of MCh$4,552 million (2009: Ch$4,109 million) renting out their investment properties. In the same period it has incurred corresponding expenses of MCh$4.3 and MCh$2,038 per year in 2009 and 2010.

16.	Current Taxes and Deferred Taxes:

(a)	Current Tax:

As of each year end, the Bank and its subsidiaries have established a First Category Income Tax Provision of MCh$39,018 and MCh$(3,363) as of December 31, 2009 and 2010, determined in accordance with current tax laws. This provision is presented net of recoverable taxes, detailed as follows:

	2009 MCh$	2010 MCh$
Income taxes, 17% rate	68,954	54,112
Tax from previous periods	3,052	3,052
Tax on non-deductible expenses 35%	2,319	1,835
Less:
Monthly prepaid taxes (PPM)	(33,660)	(53,108)
Credit for training expenses	(1,328)	(1,327)
Other	(319)	(7,927)

Total	39,018	(3,363)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

16.	Current and Deferred Taxes, continued:

(b)	Income Tax:

The Bank’s tax expense recorded for the years ended December 31, 2009 and 2010 is detailed as follows:

	2008 MCh$	2009 MCh$	2010 MCh$
Income tax expense:
Current year taxes	(41,838)	(68,954)	(54,112)
Tax from previous periods	—	(1,722)	1,723

Subtotal	(41,838)	(70,676)	(52,389)

Credit (charge) for deferred taxes:
Origin and reversal of temporary differences	10,713	33,945	5,042
Effect of changes in tax rate	—	—	2,263
Change in unrecognized temporary differences	—	(1,330)	401

Subtotal	10,713	32,615	7,706

Non deductible expenses (Art. 21)	(2,485)	(2,319)	(1,835)
Expenses for taxes abroad	(2,866)	—	—
Other	1,163	(9)	5

Net charge to income for income taxes	(35,313)	(40,389)	(46,513)

(c)	Reconciliation of effective tax rate:

The following table reconciles the income tax rate to the effective rate applied to determine the Bank’s income tax expense as of December 31, 2009 and 2010.

	2008		2009		2010
	Tax rate %	MCh$	Tax rate %	MCh$	Tax rate %	MCh$
Income tax calculated on net income before tax	17.00	68,062	17.00	51,363	17.00	78,902
Additions or deductions[1]	(6.06)	(24,257)	(6.78)	(20,478)	(5.73)	(26,602)
Non-deductible expenses	0.62	2,485	0.77	2,319	0.40	1,835
Tax from previous years	—	—	1.01	3,052	—	—
Effect of changes in tax rate	—	—	—	—	(0.49)	(2,263)*
Tax incentives not recognized in income statement	(1.67)	(6,671)	(1.09)	(3,290)	(0.72)	(3,362)
Other	(1.08)	(4,306)	2.46	7,423	(0.43)	(1,997)

Effective rate and income tax expense	8.81	35,313	13.37	40,389	10.03	46,513

The effective rate for income tax for 2010 is 10.03% (8.81% and 13.37% in 2008 and 2009). The decrease between the periods is mainly due to price level restatement for tax purposes, in 2009 the price level restatement were not applied.

(1)	The reductions of the tax rate for 2009 and 2010 mainly relate to specific adjustments from tax-exempt distribution of income to SAOS of 34.64% of the Bank’s profits as well as adjustments relating to its subsidiaries.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

16.	Current and Deferred Taxes, continued:

*	According to the Law No. 20,455 issued in 2010 and the instructions of the Circular No. 63 of September 30, 2010, issued by the Chilean Internal Revenue Service (SII) is temporarily changed the tax rates of the first category according to the following :

Year	Tax rate
2011	20.0%
2012	18.5%
2013 hereinafter	17.0%

The effect on deferred tax results for this rate change mean a credit to income for the year 2010 by Ch$2,263 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

16.	Current and Deferred Taxes, continued:

(d)	Effect of deferred taxes on income and equity:

During the year 2010, the Bank has recorded the effects of deferred taxes in accordance with IAS 12.

The effects of deferred taxes on assets, liabilities and income accounts are detailed as follows:

	Balance as of January 1, 2008 MCh$	Balance from Citibank Chile MCh$	Effect		Balance as of December 31, 2008 MCh$	Effect		Balance as of December 31, 2009 MCh$	Unrecognized temporary differences MCh$	Effect		Balance as of December 31, 2010 MCh$
			Income MCh$	Equity MCh$		Income MCh$	Equity MCh$			Income MCh$	Equity MCh$
Debit Differences:
Allowances for loan losses	23,496	3,129	11,418	—	38,043	18,525	—	56,568	—	6,735	—	63,303
Obligations with agreements to repurchase	3,503	—	4,598	—	8,101	(9,194)	—	(1,093)	—	853	—	(240)
Leasing equipment	2,892	441	(22)	—	3,311	2,665	—	5,976	—	2,918	—	8,894
Personnel provisions	2,510	—	1,317	—	3,827	(538)	—	3,289	—	1,392	—	4,681
Staff vacations	2,246	544	266	—	3,056	(205)	—	2,851	—	745	—	3,596
Accrued interests and indexation adjustments from past due loans	1,576	47	760	—	2,383	(1,266)	—	1,117	—	349	—	1,466
Staff severance indemnities provisions	1,094	—	(200)	—	894	175	—	1,069	—	49	—	1,118
Other adjustments	4,469	4,126	(4,463)	—	4,132	(1,806)	—	2,326	53	6,726	—	9,105

Total debit differences	41,786	8,287	13,674	—	63,747	8,356	—	72,103	53	19,767	—	91,923

Credit Differences:
Investments with agreements to repurchase	4,520	—	3,323	—	7,843	(7,843)	—	—	—	872	—	872
Depreciation of property and equipment and investment properties	12,416	(910)	2,701	—	14,207	(82)	—	14,125	—	(737)	—	13,388
Deferred taxes, modification of accounting method in equity	—	557	(5)	—	552	(96)	—	456	—	(456)	—	—
Adjustment for valuation financial assets available-for-sale	—	(479)	—	(2,940)	(3,419)	—	4,750	1,331	—	—	162	1,493
Transitory assets	3,536	1,028	97	—	4,661	(2,826)	—	1,835	—	(166)	—	1,669
Derivative instruments adjustments	(10)	—	(516)	—	(526)	(10,740)	—	(11,266)	—	12,585	—	1,319
Other adjustments	5,291	5,026	(2,639)	10,883	18,561	(2,672)	—	15,889	(348)	(37)	—	15,504

Total credit differences	25,753	5,222	2,961	7,943	41,879	(24,259)	4,750	22,370	(348)	12,061	162	34,245

Deferred tax assets, net	16,033	3,065	10,713	(7,943)	21,868	32,615	(4,750)	49,733	401	7,706	(162)	57,678

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

16.	Current and Deferred Taxes, continued:

(d)	Effect of deferred taxes on income and equity, continued:

Deferred tax related to items charged or credited directly to equity during the year:

	2008 MCh$	2009 MCh$	2010 MCh$
Adjustment for valuation financial assets available-for-sale	2,940	(4,750)	62
Adjustment for change in the tax rate	—	—	(224)
Deferred taxes from business combination	(10,883)	—	—

Total	(7,943)	(4,750)	(162)

17.	Other Assets:

As of December 31, 2009 and 2010, other assets are detailed as follows:

	2009 MCh$	2010 MCh$
Documents intermediated	90,108	103,448
Assets held for leasing (*)	45,962	90,792
Mutual funds	80,237	28,787
Other accounts and notes receivable	7,705	25,440
VAT receivable	4,974	8,251
Assets received or awarded as payment:
Assets received in lieu of payment	8,522	10,418
Provisions for assets received in lieu of payment	(229)	(15)
Pending transactions	16,325	5,115
Prepaid expenses	1,722	4,494
Recoverable income taxes	3,626	4,392
Commissions receivable	3,161	3,668
Recovered leased assets for sale	3,688	2,197
Transactions in progress	4,411	2,171
Rental guarantees	872	1,145
Accounts receivable for sale of assets received in lieu of payment	353	1,079
Other	11,435	13,043

Total	282,872	304,425

(*)	These correspond to property and equipment to be given under a finance lease.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

18.	Current Accounts and Other Demand Deposits:

As of December 31, 2009 and 2010, current accounts and other demand deposits are detailed as follows:

	2009 MCh$	2010 MCh$
Current accounts	3,127,934	3,611,894
Other demand deposits and accounts	251,217	318,993
Other demand deposits	338,925	515,294

Total	3,718,076	4,446,181

19.	Saving Accounts and Time Deposits:

As of December 31, 2009 and 2010, saving accounts and time deposits are detailed as follows:

	2009 MCh$	2010 MCh$
Time deposits	7,264,809	7,497,073
Term saving accounts	158,035	173,404
Other term balances payable	4,637	27,491

Total	7,427,481	7,697,968

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

20.	Borrowings from Financial Institutions:

As of December 31, 2009 and 2010, borrowings from financial institutions are detailed as follows:

	2009 MCh$	2010 MCh$
Domestic banks
Interbank loans	3,177	—
Current account overdrafts	701	—

Subtotal	3,878	—

Foreign banks
Foreign trade financing
Chilean export financing	1,194,316	1,088,766
Chilean import financing	14,804	16,236
Borrowings and other obligations
Short-term borrowings	—	9,426
Current account overdrafts	24	49,565
Long-term borrowings	—	117,299

Subtotal	1,209,144	1,281,292

Chilean Central Bank
Borrowings and other obligations	155,090	—
Debt reprogramming credit lines	114	80

Subtotal	155,204	80

Total	1,368,226	1,281,372

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

21.	Debt Issued:

As of December 31, 2009 and 2010, Debt issued is detailed as follows:

	2009 MCh$	2010 MCh$
Mortgage bonds	265,581	198,868
Bonds	815,734	820,331
Subordinated bonds	506,683	744,966

Total	1,587,998	1,764,165

During 2010, Banco de Chile issued bonds by an amount of Ch$592,371 million, of which Ch$330,837 million correspond to normal bonds and Ch$261,534 million correspond to subordinated bonds, respectively.

Bonds

Series	MCh$	Term	Interest rate	Currency	Issued date	Maturity date
BCHIUA0609	80,160	5 years	1.75% annual	UF	03/10/2010	03/10/2015
BCHIUB0609	51,928	10 years	2.50% annual	UF	06/02/2010	06/02/2020
BCHIUB0609	26,165	10 years	2.50% annual	UF	06/03/2010	06/03/2020
BCHI-T0207	82,091	11 years	2.70% annual	UF	07/02/2010	07/02/2021
BCHIUC0510	41,574	5 years	2.20% annual	UF	08/23/2010	08/23/2015
BCHIUF0610	40,897	10 years	2.70% annual	UF	08/23/2010	08/23/2020
BCHIUF0610	8,022	10 years	2.70% annual	UF	10/07/2010	10/07/2020

Total	330,837

Subordinated Bonds

Series	MCh$	Term	Interest rate	Currency	Issued date	Maturity date
UCHI-F1108	91,672	25 years	4.50% annual	UF	04/14/2010	04/14/2035
UCHI-F1108	22,198	25 years	4.50% annual	UF	04/15/2010	04/15/2035
UCHI-F1108	1,563	25 years	4.50% annual	UF	04/16/2010	04/16/2035
UCHI-F1108	92,497	25 years	4.50% annual	UF	05/11/2010	05/11/2035
UCHI-F1108	53,604	25 years	4.50% annual	UF	05/13/2010	05/13/2035

Total	261,534

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

22.	Other Financial Obligations:

As of December 31, 2009 and 2010, other financial institutions are detailed as follows:

	2009 MCh$	2010 MCh$
Public sector obligations	46,410	67,602
Other Chilean obligations	129,740	111,558

Total	176,150	179,160

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

23.	Provisions:

(a)	As of December 31, 2009 and 2010, provisions are detailed as follows:

	2009 MCh$	2010 MCh$
Provision for minimum dividends	78,524	113,559
Other provisions for contingencies	10,083	1,126

Total	88,607	114,685

(b)	The following table details the movements in provisions during the 2009 and 2010 periods:

	Minimum dividends MCh$	Other contingencies MCh$	Total MCh$
Balances as of January 1, 2008	70,874	8,216	79,090
Provisions established	109,516	10,714	120,230
Provisions used	(70,874)	(6,899)	(77,773)
Provisions released	—	(332)	(332)
Other movements	—	—	—

Balances as of December 31, 2008	109,516	11,699	121,215

Balances as of January 1, 2009	109,516	11,699	121,215
Provisions established	78,524	5,045	83,569
Provisions used	(109,516)	(6,661)	(116,177)
Provisions released	—	—	—
Other movements	—	—	—

Balances as of December 31, 2009	78,524	10,083	88,607

Balances as of January 1, 2010	78,524	10,083	88,607
Provisions established	113,559	690	114,249
Provisions used	(78,524)	(9,647)	(88,171)
Provisions released	—	—	—
Other movements	—	—	—

Balances as of December 31, 2010	113,559	1,126	114,685

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

24.	Employee Benefits:

(a)	Provisions for personnel benefits and payroll:

	2009 MCh$	2010 MCh$
Short-term personnel benefits	18,079	25,920
Vacation accrual	17,168	18,774
Pension plan – defined benefit plan (letter e)	7,955	7,980
Other benefits	—	2,759

Total	43,202	55,433

(b)	Pension plan – Defined benefit plan:

	2009 MCh$	2010 MCh$
Current service cost	507	843
Interest cost on benefit obligation	340	470
Actuarial gains and losses	1,215	(908)

Net benefit expense	2,062	405

The net benefit expense is recognized under “Personnel Expenses” (Note 33).

The principal assumptions used in determining pension obligations for the Bank’s plan are shown below:

	December 31, 2009%	December 31, 2010%
Discount rate	4.91	5.91
Annual salary increase	2.00	2.00
Payment probability	93.00	93.00

The most recent actuarial valuation of the present value of the benefit plan obligation was carried out at December 31, 2010.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

24.	Employee Benefits, continued:

(b)	Pension plan – Defined benefit plan, continued:

Changes in the present value of the defined benefit obligation are as follows:

	2008 MCh$	2009 MCh$	2010 MCh$
Opening defined benefit obligation, January 1,	8,335	6,924	7,955
Contributions by the employer	1,221	507	843
Benefits paid	(2,269)	(1,031)	(379)
Actuarial gains and losses	(363)	1,555	(439)

Closing defined benefit obligation	6,924	7,955	7,980

(c)	The following table details the movements in provisions for incentive plans during the 2010 and 2009 periods:

	2009 MCh$	2010 MCh$
Balances as of January 1,	19,585	18,079
Provisions established	17,055	30,872
Provisions used	(16,665)	(23,090)
Provisions released	(1,570)	(501)
Other movements	(326)	560

Balances as of December 31,	18,079	25,920

(d)	The following table details the movements in provisions for vacation during the 2010 and 2009 periods:

	2009 MCh$	2010 MCh$
Balances as of January 1,	18,152	17,168
Provisions established	2,829	5,093
Provisions used	(2,907)	(3,238)
Provisions released	(906)	(249)

Balances as of December 31,	17,168	18,774

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

24.	Employee Benefits, continued:

e)	Provisions for share-based employee benefits:

As of December 31, 2009 and 2010, the Bank and its subsidiaries do not have a share compensation plan.

25.	Other Liabilities:

As of December 31, 2009 and 2010, other liabilities are detailed as follows:

	2009 MCh$	2010 MCh$
Documents intermediated	95,440	112,924
Accounts and notes payable (*)	152,873	53,855
Financial guarantees	8,133	13,501
VAT payable	8,064	9,515
Leasing deferred gains	5,932	6,356
Deferred income	2,145	5,728
Insurance payments	—	4,357
Pending transactions	1,066	602
Other	6,739	17,387

Total	280,392	224,225

(*)	This item includes obligations that fall outside the Bank’s line of business such as withholding taxes, social security payments, insurance payable, balances from material purchases and provisions for expenses pending payment.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

26.	Contingencies and Commitments:

(a)	Commitments accounted for on off-balance-sheet accounts:

In order to satisfy its customers’ needs, the Bank entered into several irrevocable commitments and contingent obligations. Although these obligations are not recognized in the Statement of Financial Position, they entail credit risks and, therefore, form part of the Bank’s overall risk.

	2009 MCh$	2010 MCh$
Off-balance-sheet accounts
Guarantees and surety bonds	114,012	203,900
Confirmed foreign letters of credit	55,267	58,112
Issued foreign letters of credit	118,028	152,983
Bank guarantees	1,168,059	1,062,020
Immediately available credit lines	3,352,973	4,146,591
Other commitment	—	35,772
Transactions on behalf of third parties
Collections	474,078	497,370
Third-party resources managed by the Bank:
Financial assets managed on behalf of third parties	34,845	4,654
Financial assets acquired on its own behalf	8,692	22,852

Total	5,325,954	6,184,254

(b)	Lawsuits and legal proceedings:

(b.1)	Legal contingencies within the ordinary course of business:

In the ordinary course of business, the Bank and its subsidiaries act as defendant or co-defendant in various litigation matters. Although there can be no assurances, the Bank’s management believes, based on information currently available, that the ultimate resolution of these legal proceedings are not likely to have a material adverse effect on its results of operations, financial condition, or liquidity. As of December 31, 2009 and 2010, the Bank has established provisions for this concept in the amount of MCh$667 and MCh$909, recorded within “Provisions” in the statement of financial position. The following table presents estimated date of completion of the respective litigation:

	As of December 31, 2010
	2011 MCh$	2012 MCh$	2013 MCh$	2014 MCh$	2015 MCh$	2016 MCh$	Total MCh$
Legal contingencies	218	68	80	369	—	174	909

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

26.	Contingencies and Commitments, continued:

(b.2)	Contingencies for significant lawsuits:

As of December 31, 2009 and 2010, the Bank is not party to any significant lawsuits that affect or may affect these consolidated financial statements.

(c)	Guarantees granted:

i.	In subsidiary Banchile Administradora General de Fondos S.A.:

In compliance with article 226 and subsequent articles of Law 18,045, Banchile Administradora General de Fondos S.A., has designated Banco de Chile as the representative of the beneficiaries of the guarantees it has established and in that character the Bank has issued bank guarantees totaling UF 2,390,000, maturing January 7, 2011.

ii.	In subsidiary Banchile Corredores de Bolsa S.A.:

For the purposes of ensuring correct and complete compliance with all of its obligations as broker-dealer entity, in conformity with the provisions of article 30 and subsequent articles of Law 18,045 on Securities Markets, the subsidiary established a guarantee in an insurance policy for UF 20,000, insured by Cía. de Seguros de Crédito Continental S.A., that matures April 22, 2012, whereby the Securities Exchange of the Santiago Stock Exchange was appointed as the subsidiary’s creditors representative.

The Banks has given the following guarantees in relation to this subsidiary’s business activities.

	2009 MCh$	2010 MCh$
Guarantees:
Shares to secure short-sale transactions in:
Securities Exchange of the Santiago Stock Exchange	27,071	3,426
Securities Exchange of the Electronic Stock Exchange of Chile	49,639	73,261
Money Market a Pershing Division of Pershing LLC	62	57
Bank guarantees	—	226

Total	76,772	76,970

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

27.	Equity:

i.	Authorized, subscribed and paid shares:

As of December 31, 2010, the paid-in capital of Banco de Chile is represented by 82,551,699,423 registered shares (82,551,699,423 in 2009), with no par value, subscribed and fully paid, distributed in 73,834,890,472 ordinary shares and 8,716,808,951 ordinary “Banco de Chile-S” series shares.

•

On March 26, 2009, the Extraordinary Shareholders’ Meeting agreed to increase its capital through the capitalization of 30% of its 2008 net income. On March 30, 2009, the Bank informed its decision for the payment of total earnings in cash. Therefore, the total capitalization amounted Ch$52,261 million (historical) through issuance and distribution of 1,671,803,439 shares.

•	The following table shows the shares movements from December 31, 2008 to December 31, 2010:

	Ordinary shares	Ordinary S Series shares	Total shares
December 31, 2008	72,436,034,844	8,443,861,140	80,879,895,984
Capitalizations of retained earnings	1,398,855,628	272,947,811	1,671,803,439

December 31, 2009	73,834,890,472	8,716,808,951	82,551,699,423
Capitalizations of retained earnings	—	—	—

December 31, 2010	73,834,890,472	8,716,808,951	82,551,699,423

•	The number of authorized shares is the same as for issued shares.

•	As of December 31, 2010 the shareholder composition was as follows:

Corporate Name or Shareholder’s Name	Shares	% of Equity Holding
Sociedad Administradora de la Obligación Subordinada SAOS S.A.	28,593,701,789	34.64
LQ Inversiones Financieras S.A.	26,993,155,828	32.70
Sociedad Matriz del Banco de Chile S.A. SM-Chile S.A.	12,138,525,385	14.70
Other minority shareholders	14,826,316,421	17.96

Total	82,551,699,423	100.00

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

27.	Equity, continued:

ii.	Approval and payment of dividends:

In Ordinary Shareholders’ Meeting held on March 25, 2010 the Bank’s shareholders agreed to distribute and pay dividend N° 198 amounting to Ch$3.496813 per common share of Banco de Chile, with charge to net income for the year ended December 31, 2009.

The following dividends were declared and paid by the Bank for the year ended as of December 31, 2009 and 2010:

	2008	2009	2010
	MCh$	MCh$	MCh$
Dividends on ordinary shares:	264,463	220,164	288,669
Dividends per ordinary share	Ch$3.27	Ch$2.72	Ch$3.51

iii.	Provision for minimum dividends:

Chilean Corporations Law mandates a minimum distribution of 30% of distributable income. Accordingly, the Bank recorded a liability under the line item “Provisions” for an amount of MCh$113,559 (MCh$78,524 in December 31, 2009) against “Retained earnings”.

iv.	Other comprehensive income:

The cumulative translation adjustment is generated from the Bank’s translation of its investments in foreign companies, as it records the effects of foreign currency translation for these items in equity.

In accordance with Note 2 (n), the fair market value adjustment for available-for-sale instruments is generated by fluctuations in the fair value of that portfolio, with a charge or credit to equity, net of deferred taxes.

v.	Earnings per share:

Earnings per share is calculated by dividing the net profit for the year attributable to the ordinary equity holders of the Bank by the weighted average number of ordinary shares outstanding during the year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

27.	Equity, continued:

v.	Earnings per share, continued

The following table shows the income and share data used in the calculation of EPS:

	As of December 31,
	2009	2010
Basic earnings per share:
Net profits attributable to ordinary equity holders of the Bank	261,744	417,615
Weighted average number of ordinary shares	82,185,276,752	82,551,699,423
Dividends per shares	3.18	5.06
Diluted earnings per share:
Net profits attributable to ordinary equity holders of the Bank	261,744	417,615
Weighted average number of ordinary shares	82,185,276,752	82,551,699,423
Assumed conversion of convertible debt	—	—
Adjusted number of shares	82,185,276,752	82,551,699,423
Diluted earnings per share (in pesos)	3.18	5.06

During the periods presented the Bank did not have any instruments that could lead to a dilution of its ordinary shares.

There have been no transactions involving ordinary shares or potential ordinary shares between the reporting date and the date of the completion of these financial statements.

28.	Interest Revenue and Expenses:

(a)	As of each year end, interest revenue is detailed as follows:

	2008 MCh$	2009 MCh$	2010 MCh$
Commercial loans	900,233	422,813	488,378
Consumer loans	374,371	373,369	370,710
Residential mortgage loans	300,529	56,682	186,209
Financial investments	33,452	35,479	43,608
Repurchase agreements	32,340	8,482	8,133
Loans and advances to banks	15,343	5,477	7,205
Gain (loss) from accounting hedges	(307)	(2,085)	(12,607)
Other interest revenue	3,389	190	367

Total	1,659,350	900,407	1,092,003

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

28.	Interest Revenue and Expenses, continued:

(b)	As of each year end, interest expenses are detailed as follows:

	2008 MCh$	2009 MCh$	2010 MCh$
Saving accounts and time deposits	604,086	159,822	187,210
Debt issued	218,567	32,913	109,753
Borrowings from financial institutions	4,318	2,504	18,822
Demand deposits	442	318	3,439
Other financial obligations	23,951	22,127	2,935
Repurchase agreements	28,474	6,360	2,007
Gain (loss) from accounting hedges	(2,190)	(485)	—
Other interest expenses	7,615	(676)	340

Total	885,263	222,883	324,506

29.	Income and Expenses from Fees and Commissions:

The income and expenses for fees and commissions shown in the Consolidated Statement of Comprehensive Income refers to the following items:

	604,086	604,086	604,086
	2008 MCh$	2009 MCh$	2010 MCh$
Income from fees and commissions
Card services	63,108	67,405	76,487
Investments in mutual funds and other	41,131	45,246	61,476
Collections and payments	50,492	52,620	51,371
Trading and securities management	20,140	26,541	38,724
Lines of credit and overdrafts	32,207	27,627	26,124
Insurance brokerage	18,210	18,845	22,909
Portfolio management	16,644	12,452	16,401
Guarantees and letters of credit	9,109	12,858	15,187
Financial advisory services	6,773	7,860	4,800
Other fees earned	18,077	24,555	28,740

Total income from fees and commissions	275,891	296,009	342,219

Expenses from fees and commissions
Credit card transactions	(26,502)	(27,742)	(29,570)
Fees for collections and payments	(7,107)	(6,302)	(6,507)
Sale of mutual fund units	(2,377)	(2,958)	(3,571)
Fees for securities transactions	(1,138)	(2,628)	(3,532)
Other fees	(4,406)	(4,524)	(6,777)

Total expenses from fees and commissions	(41,530)	(44,154)	(49,957)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

30.	Net Financial Operating Income:

The gain (losses) from trading and brokerage activities is detailed as follows:

	2008	2009	2010
	MCh$	MCh$	MCh$
Financial assets held-for-trading	42,323	17,903	21,307
Sale of available-for-sale instruments	(173)	19,627	19,178
Net loss of other transactions	113	743	485
Derivative instruments	342,573	(176,452)	(23,678)

Total	384,836	(138,179)	17,292

31.	Foreign Exchange Transaction, net:

Net foreign exchange transactions are detailed as follows:

	2008	2009	2010
	MCh$	MCh$	MCh$
Translation difference, net	(355,387)	233,620	69,538
Indexed foreign currency	2,375	(12,621)	(5,776)

Total	(353,012)	220,999	63,762

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

32.	Provisions for Loan Losses:

The movement during 2008, 2009 and 2010 is the following:

		Loans to customers as of December 31, 2008
	Loans and advance to banks	Commercial loans	Mortgage loans	Consumer loans	Total	Financial guarantees	Total
Provisions established:
Individual provisions	(311)	(66,271)	—	—	(66,271)	(1,146)	(67,728)
Group provisions	—	(6,964)	(7,659)	(106,970)	(121,593)	—	(121,593)

Provisions established, net	(311)	(73,235)	(7,659)	(106,970)	(187,864)	(1,146)	(189,321)

Provisions released:
Individual provisions	—	242	—	—	242	—	242
Group provisions	—	8	24	—	32	25	57

Provisions released, net	—	250	24	—	274	25	299

Recovery of written-off assets	—	16,653	3,391	19,604	39,648	—	39,648

Provisions, net allowances for credit risk	(311)	(56,332)	(4,244)	(87,366)	(147,942)	(1,121)	(149,374)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

32.	Provisions for Loan Losses, continued:

		Loans to customers as of December 31, 2009
	Loans and advance to banks	Commercial loans	Mortgage loans	Consumer loans	Total	Financial Guarantees	Total
Provisions established:
Individual provisions	(861)	(101,609)	—	—	(101,609)	(2,157)	(104,627)
Group provisions	—	(59,397)	(2,712)	(106,587)	(168,696)	(399)	(169,095)

Provisions established, net	(861)	(161,006)	(2,712)	(106,587)	(270,305)	(2,556)	(273,722)

Provisions released:
Individual provisions	—	—	—	—	—	3,979	3,979
Group provisions	—	1,519	—	—	1,519	—	1,519

Provisions released, net	—	1,519	—	—	1,519	3,979	5,498

Recovery of written-off assets	—	23,994	2,653	232	26,879	—	26,879

Provisions, net allowances for credit risk	(861)	(135,493)	(59)	(106,355)	(241,907)	1,423	(241,345)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

32.	Provisions for Loan Losses, continued:

		Loans to customers as of December 31, 2010
	Loans and advance to banks	Commercial loans	Mortgage loans	Consumer loans	Total	Financial guarantees	Total
Provisions established:
Individual provisions	—	(36,304)	—	—	(36,304)	(5,217)	(41,521)
Group provisions	—	(34,575)	(3,750)	(112,901)	(151,226)	(151)	(151,377)

Provisions established, net	—	(70,879)	(3,750)	(112,901)	(187,530)	(5,368)	(192,898)

Provisions released:
Individual provisions	567	934	—	—	934	—	1,501
Group provisions	—	1,577	—	—	1,577	—	1,577

Provisions released, net	567	2,511	—	—	2,511	—	3,078

Recovery of written-off assets	—	11,173	1,387	19,609	32,169	—	32,169

Provisions, net allowances for credit risk	567	(57,195)	(2,363)	(93,292)	(152,850)	(5,368)	(157,651)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

33.	Personnel Expenses:

Personnel expenses in 2009 and 2010 are detailed as follows:

	2008	2009	2010
	MCh$	MCh$	MCh$
Remuneration	152,467	159,247	157,839
Bonuses	70,053	50,734	69,203
Lunch and health benefits	16,316	17,613	17,817
Staff severance indemnities	42,654	10,921	7,140
Trading expenses	1,886	1,251	1,380
Other personnel expenses	22,179	17,016	19,358

Total	305,555	256,782	272,737

34.	Administrative Expenses:

As of December 31, 2009 and 2010, administrative expenses are detailed as follows:

	2008	2009	2010
	MCh$	MCh$	MCh$
General administrative expenses	133,121	127,710	136,580
Expenses for outsourced services	12,332	20,695	26,870
Board of Director’s expenses	2,749	2,485	2,358
Marketing expenses	26,447	17,943	23,182
Taxes, payroll taxes and contributions	8,905	8,165	8,679

Total	183,554	176,998	197,669

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

35.	Other Operating Income:

During 2009 and 2010, the Bank and its subsidiaries presented the following under other operating income:

	2008 MCh$	2009 MCh$	2010 MCh$
Income for assets received in lieu of payment	7,570	5,212	6,440
Rental income	4,262	5,088	4,080
Recovery from external branches	1,188	1,152	2,656
Expenses recovery	1,066	1,141	2,133
Foreign advisory services	2,501	2,781	2,130
Release of provisions for contingencies	332	—	294
Other	14,018	6,816	5,851

Total	30,937	22,190	23,584

36.	Other Operating Expenses:

During 2009 and 2010, the Bank and its subsidiaries incurred the following other operating expenses:

	2008 MCh$	2009 MCh$	2010 MCh$
Cobranding travel club and global pass	9,164	4,740	13,013
Write-offs for operating risks	4,307	3,753	10,400
Card administration	3,958	2,232	2,584
Operational expenses and writes-off leasing	—	303	2,254
Provision for other assets	5,047	1,039	1,704
Provisions for contingencies	10,714	5,043	689
Other	2,122	4,412	7,169

Total	35,312	21,522	37,813

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

37.	Related Party Transactions:

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

	Production companies (*)		Investment companies (*)		Individuals (*)		Total
	2009 MCh$	2010 MCh$	2009 MCh$	2010 MCh$	2009 MCh$	2010 MCh$	2009 MCh$	2010 MCh$
Loans and accounts receivable
Commercial loans	224,746	111,140	34,492	65,839	614	567	259,852	177,546
Residential mortgage loans	—	—	—	—	8,315	9,366	8,315	9,366
Consumer loans	—	—	—	—	2,167	2,475	2,167	2,475

Gross loans	224,746	111,140	34,492	65,839	11,096	12,408	270,334	189,387
Provision for loan losses	(751)	(573)	(215)	(410)	(45)	(59)	(1,011)	(1,042)

Net loans	223,995	110,567	34,277	65,429	11,051	12,349	269,323	188,345
Off balance sheet accounts
Guarantees	10,937	15,745	—	58	—	—	10,937	15,803
Letters of credits	3,819	—	—	63	—	—	3,819	63
Banks guarantees	22,374	11,730	—	118	—	—	22,374	11,848
Immediately available credit lines	59,440	11,840	1,163	638	4,857	2,705	65,460	15,183

Total off balance sheet account	96,570	39,315	1,163	877	4,857	2,705	102,590	42,897
Financial guarantees	84	102	—	1	—	—	84	103

Amount covered by collateral
Mortgage	82,720	28,244	3,679	231	11,685	10,053	98,084	38,528
Warrant	—	—	—	—	—	—	—	—
Pledge	—	—	—	—	—	—	—	—
Other	2,321	2,092	14,505	21,885	—	10	16,826	23,987

Total collateral	85,041	30,336	18,184	22,116	11,685	10,063	114,910	62,515

Acquired instruments
For trading purposes	—	—	—	—	—	—	—	—
For investment purposes(*)	15,200	2,333	—	—	—	—	15,200	2,333

Total acquired instruments	15,200	2,333	—	—	—	—	15,200	2,333

(*)	The Bank has several business relationships with related parties. Transactions with such parties are made in the ordinary course of business and on substantially the same terms, including interest rates, as those prevailing at the time for comparable transactions with other parties. These transactions also did not involve more than the normal risk of collectability or present other unfavorable features. The outstanding balance and year end are unsecured.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

37.	Related Party Transactions, continued:

(a)	Loans to related parties, continued:

*	Production companies are legal entities which comply with the following conditions:

a)	they engage in productive activities and generate a separable flow of income

b)	less than 50% of their assets are trading securities or investments

*	Investment companies include those legal entities that do not comply with the conditions for production companies and are profit-oriented.

*	Individuals include key members of the management, who directly or indirectly posses the authority and responsibility of planning, administrating and controlling the activities of the organization, including directors. This category also includes their family members who are expected to have an influence or to be influenced by such individuals in their interactions with the organization.

(b)	Other assets and liabilities with related parties:

	2009 MCh$	2010 MCh$
Assets
Cash and due from banks	79,101	102,936
Derivative instruments	172,474	139,343
Other assets	2,656	2,349

Total	254,231	244,628

Liabilities
Demand deposits	50,971	62,816
Saving accounts and time deposits	231,171	282,487
Derivative instruments	128,535	124,293
Borrowing from financial institutions	124,319	153,678
Other liabilities	5,932	6,364

Total	540,928	629,638

(c)	Income and expenses from related party transactions (*):

	2009		2010
	Income	Expense	Income	Expense
Type of income or expense recognized	MCh$	MCh$	MCh$	MCh$
Interest and revenue expenses	8,000	2,772	10,619	7,685
Fees and commission income	50,073	24,075	29,472	28,297
Net financial operating income	—	42,738	21,019	—
Foreign currency translation	133	8	—	—
Provision for credit risk	—	376	—	686
Operating expenses	—	59,324	—	53,378
Other income and expenses	768	628	770	626

Total	58,974	129,921	61,880	90,672

(*)	This detail does not constitute an Income Statement for related party transactions.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

37.	Related Party Transactions, continued:

(d)	Related party contracts:

There are not any contract entered during 2009 and 2010 which does not represent a customary transaction within the Bank’s line of business with general customers and which accounts for amounts greater than UF 1,000.

(e)	Payments to key management personnel:

	2009 MCh$	2010 MCh$
Remunerations	3,592	3,327
Short-term benefits	3,520	4,072
Contract termination indemnity	741	306

Total	7,853	7,705

Composition of key personnel:

	N° of executives
Position	2009	2010
CEO	1	1
CEOs of subsidiaries	8	8
Division Managers	14	14

Total	23	23

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

37.	Related Party Transactions, continued:

(f)	Directors’ expenses and remunerations:

	Remunerations					Fees for attending Board meetings			Fees for attending Committees and Subsidiary Board meetings (1)			Consulting			Total
Name of Directors	2008 MCh$		2009 MCh$		2010 MCh$	2008 MCh$	2009 MCh$	2010 MCh$	2008 MCh$	2009 MCh$	2010 MCh$	2008 MCh$	2009 MCh$	2010 MCh$	2008 MCh$	2009 MCh$	2010 MCh$
Pablo Granifo Lavín	363	(*)	332	(*)	334	51	39	40	332	291	284	—	—	—	746	662	658
Andrónico Luksic Craig	147		140		137	9	13	5	—	—	—	—	—	—	156	153	142
Jorge Awad Mehech	49		47		45	25	21	19	74	63	85	—	—	—	148	131	149
Felipe Joannon Vergara	—		—		37	—	—	18	—	—	45	—	—	—	—	—	100
Jacob Ergas Ergas	49		47		46	19	17	18	47	53	52	—	—	—	115	117	116
Jaime Estévez Valencia	49		47		46	26	21	22	76	67	70	—	—	—	151	135	138
Guillermo Luksic Craig	49		47		46	13	6	12	—	—	—	—	—	—	62	53	58
Rodrigo Manubens Moltedo	49		47		46	25	19	22	66	55	49	—	—	—	140	121	117
Gonzalo Menéndez Duque	49		47		46	23	19	19	121	115	98	—	—	—	193	181	163
Francisco Pérez Mackenna	49		47		46	23	18	19	62	55	53	—	—	—	134	120	118
Thomas Fürst Freiwirth	49		47		46	21	19	17	56	49	36	—	—	—	126	115	99
Juan Andrés Fontaine Talavera	38		47		7	20	19	2	46	52	5	—	—	—	104	118	14
Other subsidiary directors	13		—		—	6	—	—	139	119	156	10	—	56	168	119	212

Total	953		895		882	261	211	213	1,019	919	933	10	—	56	2,243	2,025	2,084

(1)	Includes fees paid to members of the Advisory Committee of Banchile Corredores de Seguros Ltda. of MCh$22, MCh$19 and MCh$14 in 2008, 2009 and 2010.
(*)	Includes a provision of MCh$216, MCh$192 and MCh$197 in 2008, 2009 and 2010 for an incentive subject to achieving the Bank’s forecasted earnings.

Fees paid for advisory services to the Board of Directors amount to MCh$ 227, MCh$233 and MCh$229 in 2008, 2009 and 2010.

Travel and other related expenses amount to MCh$ 279, MCh$227 and MCh$45 in 2008, 2009 and 2010.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

38.	Fair Value of Financial Assets and Liabilities:

(a)	Financial instruments measured at fair value

The Bank and its subsidiaries determine the fair value of financial instruments by taking into account:

1.	The price of the financial instruments observed in the market, whether derived from observations or using modeling.

2.	The credit risk presented by the issuer of a debt instrument.

3.	The liquidity conditions and depth of the respective markets.

4.	Whether the position is an asset or liability to the Bank (in the case of derivatives, if the future cash flow is received or paid).

Based on an analysis of these factors, the Bank classifies the financial instruments in its portfolio into one of three levels:

Level 1:	Observable prices in active markets for the specific type of instrument or transaction to be measured.

Level 2:	Valuation techniques based on observable factors. This category includes instruments valued using: Quoted prices for similar instruments, either in active or less active markets. Other valuation techniques when all significant inputs are directly or indirectly observable based on market data.

Level 3:	Valuation techniques that use significant unobservable factors. This category includes all instruments where the valuation technique includes factors that are not based on observable data and the unobservable factors can have a significant effect on the valuation of the instrument. This category contains instruments that are valued based on quoted prices for similar instruments that require adjustments or significant unobservable assumptions to reflect the differences between them.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

38.	Fair Value of Financial Assets and Liabilities, continued:

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

Valuation Techniques:

The Bank in accordance with what management believes to be best practices in the industry uses different techniques to establish the fair value of financial instruments, depending on several factors such as market activeness, liquidity and credit risk.

The base of the valuation technique is the Present Value mathematics (PV) using the appropriate discount factors and cash flows. Those instruments with options-characteristics are valued according to widely-accepted models such as Black-Scholes-Merton. For more complex or unique instruments, more sophisticated modeling techniques, assumptions and parameters are required, including correlation, prepayment speeds, default rates and loss severity. Also, the Bank, compares this fair value valuation against independent provides, and a set of limits in each market factor.

The used valuation techniques require multiple parameters as inputs. The availability of these parameters depends on the activity and liquidity level of the markets. For financial instruments traded in active and liquid markets, market quotes are used. For less liquid and active markets, market data inputs is not quoted, like in an active market, indicative broker quotes and consensus pricing information is used. In both cases, Treasury is responsible for setting the valuation parameters.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

38.	Fair Value of Financial Assets and Liabilities, continued:

Valuation Techniques, continued:

Finally, it is necessary to verify the determined fair value in a quantitative way. To accomplish this task, the Product Control Unit Area (PCU), has settled an Independent Price Verification Process (IPVP) to compare, on a regular basis, differences in Mark-to-Market between Treasury and Independent data providers. These differences are reported by market factor and measured against limits. In case that one limit is breached, the responsible Treasury area is required to establish the support for these inputs or take a corrective action plan.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

38.	Fair Value of Financial Assets and Liabilities, continued:

The following tables detail the classification, by level, of financial instruments measured at fair value.

	Level 1		Level 2		Level 3		Total
	2009	2010	2009	2010	2009	2010	2009	2010
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets
Financial assets held-for-trading
From the Chilean Government and Central Bank	146,278	150,571	15,816	6,621	—	—	162,094	157,192
Other instruments issued in Chile	1,212	1,635	185,552	119,198	2,732	1,740	189,496	122,573
Instruments issued abroad	—	—	—	—	—	—	—	—

Subtotal	147,490	152,206	201,368	125,819	2,732	1,740	351,590	279,765

Derivative contracts for trading purposes
Forwards	—	—	193,729	118,705	—	—	193,729	118,705
Swaps	—	—	370,417	367,390	—	—	370,417	367,390
Call Options	—	—	300	133	—	—	300	133
Put Options	—	—	65	—	—	—	65	—
Futures	81	—	—	—	—	—	81	—

Subtotal	81	—	564,511	486,228	—	—	564,592	486,228

Hedge derivative contracts
Swaps	—	—	1,394	2,126	—	—	1,394	2,126

Subtotal	—	—	1,394	2,126	—	—	1,394	2,126

Financial assets available-for-sale
From the Chilean Government and Central Bank	—	—	448,289	371,487	—	—	448,289	371,487
Other instruments issued in Chile	—	—	488,764	471,066	128,285	113,798	617,049	584,864
Instruments issued abroad	—	—	—	—	202,436	200,754	202,436	200,754

Subtotal	—	—	937,053	842,553	330,721	314,552	1,267,774	1,157,105

Other assets:
Mutual fund investments	80,237	28,787	—	—	—	—	80,237	28,787

Subtotal	80,237	28,787	—	—	—	—	80,237	28,787

Total	227,808	180,993	1,704,326	1,456,726	333,453	316,292	2,265,587	1,954,011

Financial Liabilities
Derivative contracts for trading purposes
Forwards	—	—	179,160	191,280	—	—	179,160	191,280
Swaps	—	—	352,112	325,148	—	—	352,112	325,148
Call Options	—	—	244	109	—	—	244	109
Put Options	—	—	376	429	—	—	376	429
Futures	—	—	183	—	—	—	183	—
Other	—	—	21	21	—	—	21	21

Subtotal	—	—	532,096	516,987	—	—	532,096	516,987

Hedge derivative contracts		—
Forwards	—	—	—	—	—	—	—	—
Swaps	—	—	6,144	11,458	—	—	6,144	11,458

Subtotal	—	—	6,144	11,458	—	—	6,144	11,458

Total	—	—	538,240	528,445	—	—	538,240	528,445

During the years ended December 31, 2009 and 2010 there were no transfers between level 1 and 2 and nor between level 2 and 3.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

38.	Fair Value of Financial Assets and Liabilities, continued:

(b)	Level 3 Reconciliation:

The following tables show the reconciliation between the beginning and ending balances of instruments classified as Level 3, whose fair value is reflected in the financial statements.

	As of December 31, 2009
	Balance as of January 1, 2009	Gain (loss) Recognized in Income	Gain (loss) Recognized in Equity	Purchases	Sales	Agreements	Balance as of December 31, 2009
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets
Financial assets held-for-trading
Other instruments issued in Chile	17,372	1,213	—	110,819	(126,672)	—	2,732
Instruments issued abroad	—	—	—	—	—	—	—

Total	17,372	1,213	—	110,819	(126,672)	—	2,732

Financial assets available-for-sale
Other instruments issued in Chile	112,835	(4,429)	6,207	172,957	(157,121)	(2,164)	128,285
Instruments issued abroad	102,886	(5,809)	21,417	94,555	(10,613)	—	202,436

Total	215,721	(10,238)	27,624	267,512	(167,734)	(2,164)	330,721

	As of December 31, 2010
	Balance as of January 1, 2010	Gain (loss) Recognized in Income	Gain (loss) Recognized in Equity	Purchases	Sales	Agreements	Balance as of December 31, 2010
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets
Financial assets held-for-trading
Other instruments issued in Chile	2,732	251	—	62,837	(64,080)	—	1,740
Instruments issued abroad	—	—	—	—	—	—	—

Total	2,732	251	—	62,837	(64,080)	—	1,740

Financial assets available-for-sale
Other instruments issued in Chile	128,285	165	(1,518)	104,442	(116,277)	(1,300)	113,798
Instruments issued abroad	202,436	869	(256)	77,034	(79,330)	—	200,754

Total	330,721	1,034	(1,774)	181,476	(195,607)	(1,300)	314,552

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

38.	Fair Value of Financial Assets and Liabilities, continued:

(c)	Sensitivity of instruments classified as Level 3 to changes in key assumptions of models.

The following tables show the sensitivity, by type of instrument, of instruments classified as Level 3 to changes in key valuation assumptions:

	As of December 31, 2009		As of December 31, 2010
	Level 3	Sensitivity to changes in key assumptions of models	Level 3	Sensitivity to changes in key assumptions of models
	MCh$	MCh$	MCh$	MCh$
Financial Assets
Financial assets held-for-trading
Other instruments issued in Chile	2,732	3	1,740	5

Total	2,732	3	1,740	5

Financial assets available-for-sale
Other instruments issued in Chile	128,285	1,492	113,798	847
Instruments issued abroad	202,436	2,249	200,754	3,012

Total	330,721	3,741	314,552	3,859

In order to determine the sensitivity of the level 3 fair value measurements to changes in the relevant input factors the Bank has carried out an alternative fair value calculation, from the rates provided by Treasury, shifting the unobservable valuation parameters. The reasonability of these shifts has been assured by using data from specialized external data providers. The instruments classified as level 3 fair value measurements as of December 31, 2009 and 2010 are fixed income securities and notes. The key valuation parameters used in the valuation of these instruments are interest rates and the specific credit risk spreads considering the market environment and the counterparty’s specific risk

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

38.	Fair Value of Financial Assets and Liabilities, continued:

(d)	Other assets and liabilities

The following table summarizes the fair values of the Bank’s main financial assets and liabilities that are not recorded at fair value in the Statement of Financial Position. The values shown in this note do not attempt to estimate the value of the Bank’s income-generating assets, nor forecast their future behavior. The estimated fair value is as follows:

	Book Value		Fair Value
	2009	2010	2009	2010
	MCh$	MCh$	MCh$	MCh$
Assets
Cash and due from banks	727,553	772,329	727,553	772,329
Transactions in the course of collection	526,051	429,756	526,051	429,756
Receivables from repurchase agreements and security borrowing	79,401	82,787	79,401	82,787

Subtotal	1,333,005	1,284,872	1,333,005	1,284,872

Loans and advances to banks
Domestic banks	123,796	13,305	123,796	13,305
Foreign banks	325,185	336,283	325,185	336,283

Subtotal	448,981	349,588	448,981	349,588

Loans to customers, net
Commercial loans	8,531,566	9,079,424	8,508,843	9,223,767
Residential mortgage loans	2,513,107	2,912,504	2,645,875	3,048,071
Consumer loans	1,834,482	2,038,040	1,815,153	2,107,152

Subtotal	12,879,155	14,029,968	12,969,871	14,378,990

Total	14,661,141	15,664,428	14,751,857	16,013,450

Liabilities
Current accounts and other demand deposits	3,718,076	4,446,181	3,718,076	4,446,181
Transactions in the course of payment	325,056	208,750	325,056	208,750
Payables from repurchase agreements and security lending	308,028	81,755	308,028	81,755
Saving accounts and time deposits	7,427,481	7,697,968	7,412,045	7,653,446
Borrowings from financial institutions	1,368,226	1,281,372	1,359,636	1,280,759
Other financial obligations	176,150	179,160	176,150	179,160

Subtotal	13,323,017	13,895,186	13,298,991	13,850,051

Debt issued
Letters of credit for residential purposes	169,996	133,709	168,721	142,877
Letters of credit for general purposes	95,585	65,159	94,868	69,627
Bonds	815,734	820,331	797,245	809,689
Subordinated bonds	506,683	744,966	549,959	1,020,584

Subtotal	1,587,998	1,764,165	1,610,793	2,042,777

Total	14,911,015	15,659,351	14,909,784	15,892,828

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

The Bank did not incur any “day 1” profits or losses during the reporting period.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

39.	Maturity of Assets and Liabilities:

The table below shows the classification of assets and liabilities as current and non-current as the balance sheet is presented in the order of liquidity without indicating this information.

	As of December 31, 2009
	Less than 12 months	Over 1 year	Total
	MCh$	MCh$	MCh$
Assets
Cash and due from banks	727,553	—	727,553
Transactions in the course of collection	526,051	—	526,051
Financial assets held-for-trading	351,590	—	351,590
Receivables from repurchase agreements and security borrowing	79,401	—	79,401
Derivative instruments	256,290	309,696	565,986
Loans and advance to banks (*)	423,643	26,515	450,158
Loans to customers (*)	5,851,975	7,339,281	13,191,256
Financial assets available-for-sale	717,142	550,632	1,267,774
Investment in other companies	—	10,494	10,494
Property and equipment	—	205,847	205,847
Investment properties	—	17,840	17,840
Intangible assets	—	88,182	88,182
Current tax assets	—	—	—
Deferred tax assets, net	—	49,733	49,733
Other assets	170,345	112,527	282,872

Total assets	9,103,990	8,710,747	17,814,737

	As of December 31, 2010
	Less than 12 months	Over 1 year	Total
	MCh$	MCh$	MCh$
Assets
Cash and due from banks	772,329	—	772,329
Transactions in the course of collection	429,756	—	429,756
Financial assets held-for-trading	279,765	—	279,765
Receivables from repurchase agreements and security borrowing	82,787	—	82,787
Derivative instruments	210,661	277,693	488,354
Loans and advance to banks (*)	250,401	99,797	350,198
Loans to customers (*)	6,407,405	7,970,590	14,377,995
Financial assets available-for-sale	638,460	518,645	1,157,105
Investment in other companies	—	11,072	11,072
Property and equipment	—	205,539	205,539
Investment properties	—	17,459	17,459
Intangible assets	—	87,276	87,276
Current tax assets	—	3,363	3,363
Deferred tax assets, net	—	57,678	57,678
Other assets	132,235	172,190	304,425

Total assets	9,203,799	9,421,302	18,625,101

(*)	The respective provisions, which amount MCh$312,101 and MCh$348,027 in 2009 and 2010 for loans to customers and MCh$1,177 and MCh$610 for loans and advances to bank, have not been deducted from these balances.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

39.	Maturity of Assets and Liabilities, continued:

	As of December 31, 2009
	Less than 12 months	Over 1 year	Total
	MCh$	MCh$	MCh$
Liabilities
Current accounts and other demand deposits	3,718,076	—	3,718,076
Transactions in the course of payment	325,056	—	325,056
Payables from repurchase agreements and security lending	308,028	—	308,028
Saving accounts and time deposits	7,230,085	197,396	7,427,481
Derivative instruments	278,602	259,638	538,240
Borrowings from financial institutions	1,226,426	141,800	1,368,226
Debt issued	368,058	1,219,940	1,587,998
Other financial obligations	144,337	31,813	176,150
Current tax liabilities	—	39,018	39,018
Employee benefits	—	43,202	43,202
Provisions	88,607	—	88,607
Other liabilities	95,440	184,952	280,392

Total liabilities	13,782,715	2,117,759	15,900,474

	As of December 31, 2010
	Less than 12 months	Over 1 year	Total
	MCh$	MCh$	MCh$
Liabilities
Current accounts and other demand deposits	4,446,181	—	4,446,181
Transactions in the course of payment	208,750	—	208,750
Payables from repurchase agreements and security lending	81,755	—	81,755
Saving accounts and time deposits	7,137,208	560,760	7,697,968
Derivative instruments	247,952	280,493	528,445
Borrowings from financial institutions	1,146,338	135,034	1,281,372
Debt issued	186,433	1,577,732	1,764,165
Other financial obligations	118,628	60,532	179,160
Current tax liabilities	—	—	—
Employee benefits	—	55,433	55,433
Provisions	114,685	—	114,685
Other liabilities	112,924	111,301	224,225

Total liabilities	13,800,854	2,781,285	16,582,139

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

40.	Risk Management:

(1)	Introduction:

The Bank’s risk management is based on specialization, knowledge of the business and the experience of its teams, with professionals specifically dedicated to each different type of risks. Our policy is to maintain an integrated, forward looking approach to risk management, taking into account the current and forecasted economic environment and the risk/return ratio of all products for both the Bank and its subsidiaries.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

40.	Risk Management, continued:

(i)	Board of Directors

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

40.	Risk Management, continued:

(v)	Treasury

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

Each year, the Board of Directors is presented with the results of a sufficiency test for allowances for loan loss. This test shows whether the Bank’s existing level of allowances for loan loss, both for the individual and group portfolios, is sufficient, based on historic losses or impairment experienced by the portfolio. The Board of Directors must issue a formal opinion on its sufficiency.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

40.	Risk Management, continued:

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

The Bank actively uses collateral to reduce its credit risks (see below for more details).

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

40.	Risk Management, continued:

(a)	Approval Process

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

The Bank has also developed a broad level of knowledge regarding selection of customers, with a significant capacity to discriminate between subjects of different credit bases. Using this model, we have developed separate segmented models for retail banking and Banco CrediChile. In the case of our Consumer Division (Banco CrediChile), there are further distinctions for employed customers, which are separated into the following five sub-segments: retired persons, employees in the public sector, employees in the private sector over 40 years of age, employees in the private sector under 40 years of age and self-employed.

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

In the wholesale business segment, control and follow-up are realized through a combination of reviews. The most relevant are the following:

•	High-level structured portfolio reviews with respect to the impact of specific macroeconomic fluctuations in relevant sectors of activity, defining case-by-case actions plans.

•	Constant monitoring system in order to detect early on those customers that show potential risks, agreeing on specific action plans for these customers with the corresponding client servicing team.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

40.	Risk Management, continued:

(b)	Control and Follow up, continued:

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

Maximum credit risk exposure per counterparty without considering collateral or other credit enhancements as of December 31, 2009 and 2010 does not exceed 10% of the Bank’s effective equity.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

40.	Risk Management, continued:

The following tables show credit risk exposure per balance sheet item, including derivatives, detailed by both geographic region and industry sector as of December 31, 2009.

	Chile	United States	Brazil	Other	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Financial assets
Cash and due from banks	478,576	222,709	—	26,268	727,553

Financial assets held-for-trading
From the Chilean Government and Central Bank of Chile	162,094	—	—	—	162,094
Other instruments issued in Chile	189,496	—	—	—	189,496

Subtotal	351,590	—	—	—	351,590

Receivables from repurchase agreements and security borrowing	79,401	—	—	—	79,401

Derivative contracts for trading purposes
Forwards	114,950	48,781	—	29,998	193,729
Swaps	178,048	165,129	—	27,240	370,417
Call options	300	—	—	—	300
Put options	65	—	—	—	65
Futures	—	—	—	81	81

Subtotal	293,363	213,910	—	57,319	564,592

Hedge derivative contracts
Forwards	1,077	—	—	—	1,077
Swaps	—	213	—	104	317

Subtotal	1,077	213	—	104	1,394

Loans and advances to banks
Domestic banks	123,796	—	—	—	123,796
Foreign banks	—	211	190,208	134,766	325,185

Subtotal	123,796	211	190,208	134,766	448,981

Loans to customers (before allowances for loans losses)
Commercial loans	8,355,043	226	191,177	174,730	8,721,176
Residential mortgage loans	2,527,006	—	—	—	2,527,006
Consumer loans	1,943,074	—	—	—	1,943,074

Subtotal	12,825,123	226	191,177	174,730	13,191,256

Financial assets available-for-sale
From the Chilean Government and Central Bank of Chile	448,289	—	—	—	448,289
Other instruments issued in Chile	617,049	—	—	—	617,049
Instruments issued abroad	126,693	36,426	18,753	20,564	202,436

Subtotal	1,192,031	36,426	18,753	20,564	1,267,774

Financial assets held-to-maturity	—	—	—	—	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

40.	Risk Management, continued:

	Financial Services	Government	Retail (Individuals)	Trade	Manufacturing	Mining	Electricity, Gas and Water	Agriculture and Livestock	Forestry	Fishing	Transportation and Telecom	Construction	Services	Other	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial assets
Cash and due from banks	451,473	127,166	—	—	—	—	—	—	—	—	—	—	148,914	—	727,553

Financial assets held-for-trading
From the Chilean Government and Central Bank of Chile	—	162,094	—	—	—	—	—	—	—	—	—	—	—	—	162,094
Other instruments issued in Chile	189,496	—	—	—	—	—	—	—	—	—	—	—	—	—	189,496

Subtotal	189,496	162,094	—	—	—	—	—	—	—	—	—	—	—	—	351,590

Receivables from repurchase agreements and security borrowing	3,844	—	—	36,463	4,710	7,600	23,272	831	—	15	2,260	19	387	—	79,401

Derivative contracts for trading purposes
Forwards	161,908	—	119	16,488	3,465	548	1,890	543	—	135	8,037	454	142	—	193,729
Swaps	318,270	—	—	3,761	1,449	479	28,037	302	—	2,446	15,405	268	—	—	370,417
Call options	—	—	—	15	245	—	—	2	—	2	36	—	—	—	300
Put options	—	—	—	64	1	—	—	—	—	—	—	—	—	—	65
Futures	—	—	—	—	—	—	—	—	—	—	—	81	—	—	81

Subtotal	480,178	—	119	20,328	5,160	1,027	29,927	847	—	2,583	23,478	803	142	—	564,592

Hedge Derivative Contracts
Forwards	1,077	—	—	—	—	—	—	—	—	—	—	—	—	—	1,077
Swaps	317	—	—	—	—	—	—	—	—	—	—	—	—	—	317

Subtotal	1,394	—	—	—	—	—	—	—	—	—	—	—	—	—	1,394

Loans and advances to banks
Domestic banks	13,796	110,000	—	—	—	—	—	—	—	—	—	—	—	—	123,796
Foreign banks	325,185	—	—	—	—	—	—	—	—	—	—	—	—	—	325,185

Subtotal	338,981	110,000	—	—	—	—	—	—	—	—	—	—	—	—	448,981

Loans to customers
Commercial loans (*)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Residential mortgage loans	157,255	—	2,223,268	26,095	6,855	843	61	10,635	—	692	7,400	5,484	6,148	82,270	2,527,006
Consumer loans	79,036	—	1,762,546	17,157	5,332	558	7	14,552	—	491	5,858	3,336	2,702	51,499	1,943,074
Financial assets available-for-sale
From the Chilean Government and Central Bank of Chile	—	448,289	—	—	—	—	—	—	—	—	—	—	—	—	448,289
Other instruments issued in Chile	554,558	—	—	—	5,928	—	27,776	—	—	—	10,505	2,727	13,443	2,112	617,049
Instruments issued abroad	79,617	26,568	—	—	49,638	4,910	36,935	—	—	—	—	—	—	4,768	202,436

Subtotal	634,175	474,857	—	—	55,566	4,910	64,711	—	—	—	10,505	2,727	13,443	6,880	1,267,774

Financial assets held-to-maturity	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

(*)	See commercial loans by industry sector in Note 10 (e).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

40.	Risk Management, continued:

The following tables show credit risk exposure per balance sheet item, including derivatives, detailed by both geographic region and industry sector as of December 31, 2010:

	Chile	United States	Brazil	Other	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Financial assets
Cash and due from banks	729,706	24,733	—	17,890	772,329

Financial assets held-for-trading
From the Chilean Government and Central Bank of Chile	157,192	—	—	—	157,192
Other instruments issued in Chile	122,573	—	—	—	122,573

Subtotal	279,765	—	—	—	279,765

Receivables from repurchase agreements and security borrowing	82,787	—	—	—	82,787

Derivative contracts for trading purposes
Forwards	95,160	18,409	—	5,136	118,705
Swaps	168,567	159,635	—	39,188	367,390
Call options	133	—	—	—	133

Subtotal	263,860	178,044	—	44,324	486,228

Hedge derivative contracts
Forwards	—	—	—	—	—
Swaps	—	1,302	—	824	2,126

Subtotal	—	1,302	—	824	2,126

Loans and advances to banks
Domestic banks	13,305	—	—	—	13,305
Foreign banks	—	—	154,509	181,774	336,283

Subtotal	13,305	—	154,509	181,774	349,588

Loans to customers (before allowances for loans losses)
Commercial loans	9,203,655	1,191	21,211	64,925	9,290,982
Residential mortgage loans	2,927,778	—	—	—	2,927,778
Consumer loans	2,159,235	—	—	—	2,159,235

Subtotal	14,290,668	1,191	21,211	64,925	14,377,995

Financial assets available-for-sale
From the Chilean Government and Central Bank of Chile	371,487	—	—	—	371,487
Other instruments issued in Chile	584,864	—	—	—	584,864
Instruments issued abroad	124,650	71,805	4,299	—	200,754

Subtotal	1,081,001	71,805	4,299	—	1,157,105

Financial assets held-to-maturity	—	—	—	—	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

40.	Risk Management, continued:

	Financial Services MCh$	Government MCh$	Retail (Individuals) MCh$	Trade MCh$	Manufacturing MCh$	Mining MCh$	Electricity, Gas and Water MCh$	Agriculture and Livestock MCh$	Forestry MCh$	Fishing MCh$	Transportation and Telecom MCh$	Construction MCh$	Services MCh$	Other MCh$	Total MCh$
Financial assets
Cash and due from banks	264,715	310,359	—	—	—	—	—	—	—	—	—	—	197,255	—	772,329

Financial assets held-for-trading
From the Chilean Government and Central Bank of Chile	—	157,192	—	—	—	—	—	—	—	—	—	—	—	—	157,192
Other instruments issued in Chile	120,938	—	—	16	—	—	256	957	—	—	—	—	—	406	122,573

Subtotal	120,938	157,192	—	16	—	—	256	957	—	—	—	—	—	406	279,765

Receivables from repurchase agreements and security borrowing	36,983	—	—	2,445	14,839	260	25,751	—	75	16	1,921	54	443	—	82,787

Derivative contracts for trading purposes
Forwards	86,080	—	117	6,279	5,952	3,501	3,083	969	2,065	652	3,145	272	6,522	68	118,705
Swaps	288,217	—	—	6,642	1,369	220	28,828	1,666	25	2,487	18,752	690	18,494	—	367,390
Call options	6	—	—	13	—	—	—	—	—	—	—	—	114	—	133

Subtotal	374,303	—	117	12,934	7,321	3,721	31,911	2,635	2,090	3,139	21,897	962	25,130	68	486,228

Hedge derivative contracts
Forwards	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Swaps	2,126	—	—	—	—	—	—	—	—	—	—	—	—	—	2,126

Subtotal	2,126	—	—	—	—	—	—	—	—	—	—	—	—	—	2,126

Loans and advances to banks
Domestic banks	13,149	156	—	—	—	—	—	—	—	—	—	—	—	—	13,305
Foreign banks	336,283	—	—	—	—	—	—	—	—	—	—	—	—	—	336,283

Subtotal	349,432	156	—	—	—	—	—	—	—	—	—	—	—	—	349,588

Loans to customers
Commercial loans (*)
Residential mortgage loans	3,404	—	183,053	57,504	13,550	2,374	209	20,623	—	1,385	18,232	15,823	62,625	2,548,996	2,927,778
Consumer loans	1,481	—	73,682	35,176	10,118	1,470	127	26,336	—	809	13,921	8,714	26,428	1,960,973	2,159,235
Financial assets available-for-sale
From the Chilean Government and Central Bank of Chile	—	371,487	—	—	—	—	—	—	—	—	—	—	—	—	371,487
Other instruments issued in Chile	551,112	—	—	—	5,457	—	8,666	—	5,146	—	—	1,545	12,938	—	584,864
Instruments issued abroad	105,095	7,968	—	—	39,086	4,880	36,895	—	—	—	—	—	—	6,830	200,754

Subtotal	656,207	379,455	—	—	44,543	4,880	45,561	—	5,146	—	—	1,545	12,938	6.830	1,157,105

Financial assets held-to-maturity	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

(*)	See commercial loans by industry sector in Note 10 (e).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

40.	Risk Management, continued:

(e)	Collateral and Other Credit Enhancements

The amount and type of collateral required depends on the counterparty’s credit risk assessment. The Bank has guidelines regarding the acceptability of types of collateral and valuation parameters.

The main types of collateral obtained are:

•	For commercial loans: Residential and non-residential real estate, liens and inventory.

•	For retail loans: Mortgages on residential property.

The Bank also obtains collateral from parent companies for loans granted to their subsidiaries.

Management makes sure its collateral is acceptable according to both external standards and internal policy guidelines and parameters. The Bank has approximately 153,000 collateral assets, the majority of which consist of real estate.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

40.	Risk Management, continued:

(f)	Credit Quality by Asset Class, continued:

The following table shows credit quality by asset class for balance sheet items, based on the Bank’s credit rating system, as of December 31, 2009 and 2010.

	As of December 31, 2009
	A1 MCh$	A2 MCh$	A3 MCh$	B MCh$	C1 MCh$	C2 MCh$	Impaired Portfolio MCh$	Other MCh$	Total MCh$
Financial assets
Loans and advances to banks
Domestic banks	110,000	13,796	—	—	—	—	—	—	123,796
Foreign banks	21,530	72,192	228,412	3,051	—	—	—	—	325,185

Subtotal	131,530	85,988	228,412	3,051	—	—	—	—	448,981

Loans to customers (before allowances for loans losses)
Commercial loans	32,218	2,290,427	2,074,847	3,446,251	136,957	6,195	426,232	308,049	8,721,176
Residential mortgage loans	—	—	—	—	—	—	68,787	2,458,219	2,527,006
Consumer loans	—	—	—	—	—	—	128,479	1,814,595	1,943,074

Subtotal	32,218	2,290,427	2,074,847	3,446,251	136,957	6,195	623,498	4,580,863	13,191,256

	As of December 31, 2010
	A1 MCh$	A2 MCh$	A3 MCh$	B MCh$	Impaired Portfolio MCh$	Other MCh$	Total MCh$
Financial assets
Loans and advances to banks
Domestic banks	13,305	—	—	—	—	—	13,305
Foreign banks	10,360	255,133	70,786		—	4	336,283

Subtotal	23,665	255,133	70,786	—	—	4	349,588

Loans to customers (before allowances for loans losses)
Commercial loans	28,728	2,346,028	2,098,218	3,380,009	599,925	838,074	9,290,982
Residential mortgage loans	—	—	—	—	71,758	2,856,020	2,927,778
Consumer loans	—	—	—	—	113,386	2,045,849	2,159,235

Subtotal	28,728	2,346,028	2,098,218	3,380,009	785,069	5,739,943	14,377,995

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

40.	Risk Management, continued:

(f)	Credit Quality by Asset Class, continued:

Analysis of age of non-impaired, over-due loans by financial asset class:

Terms:

Default 1: 1 to 29 days

Default 2: 30 to 59 days

Default 3: 60 to 89 days

As of December 31, 2009:

	Default 1 MCh$	Default 2 MCh$	Default 3 MCh$	Total MCh$
Loans and advances to banks	662	—	—	662
Commercial loans	17,375	6,526	4,193	28,094
Import-export financing	10,084	90	661	10,835
Factoring transactions	17,248	3,409	528	21,185
Commercial lease transactions	1,894	774	331	2,999
Other loans and receivables	1,236	1,213	792	3,241
Residential mortgage loans	389	360	17	766
Consumer loans	13,084	6,627	3,982	23,693

Total	61,972	18,999	10,504	91,475

As of December 31, 2010:

	Default 1 MCh$	Default 2 MCh$	Default 3 MCh$	Total MCh$
Loans and advances to banks	15,940	—	—	15,940
Commercial loans	15,014	4,371	2,625	22,010
Import-export financing	9,078	194	83	9,355
Factoring transactions	37,764	5,785	587	44,136
Commercial lease transactions	1,716	519	386	2,621
Other loans and receivables	13,162	729	512	14,403
Residential mortgage loans	399	347	10	756
Consumer loans	11,583	5,507	3,676	20,766

Total	104,656	17,452	7,879	129,987

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

40.	Risk Management, continued:

(f)	Credit Quality by Asset Class, continued:

The value of collateral maintained by the Bank for loans individually classified as impaired as of December 31, 2009 and 2010 is MCh$187,899 and MCh$191,083 respectively.

The value of collateral maintained by the Bank for loans over-due but non-impaired as of December 31, 2009 and 2010 is MCh$78,251 and MCh$2,827 respectively.

(g)	Assets Received in Lieu of Payment

The Bank has received assets in lieu of payment totaling MCh$8,522 and MCh$10,418 as of December 31, 2009 and 2010, respectively, the majority of which are properties. All of these assets are managed for sale.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

40.	Risk Management, continued:

(h)	Renegotiated Assets

The impaired loans are considered to be renegotiated when the corresponding financial commitments are restructured and the Bank assesses the probability of recovery as sufficiently high.

The following table details the book value of loans with renegotiated terms per financial asset class:

	2009 MCh$	2010 MCh$
Financial assets
Loans and advances to banks
Domestic banks	—	—
Foreign banks	—	—

Subtotal	—	—

Loans to customers, net
Commercial loans	169,642	137,576
Residential mortgage loans	10,908	10,216
Consumer loans	176,795	180,578

Subtotal	357,345	328,370

Total renegotiated financial assets	357,345	328,370

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

Credit risk exposure generated by contingent obligations is disclosed in Note 26.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

40.	Risk Management, continued:

(3)	Market Risk

Market Risk is referred as to the potential loss the Bank may incur due to the scarcity of liquidity or due to an adverse change of market factors levels (such as FX rates, equity prices, interest rates, options volatility, etc,). Therefore, Market Risk for analysis purposes is separated into the following two components: Liquidity Risk and Price Risk.

(a)	Liquidity Risk

Liquidity Risk is the risk of a potential loss due to a partial or complete absence of liquidity in the financial markets. This scarcity may occur due to a reduction of available funds that negatively impact the Bank’s funding capacity, which is referred as to Funding Liquidity risk. In addition, a reduction in the secondary market trading volumes of the instruments held in our balance sheet (such as bonds, stocks, etc,) or a decrease in terms of tickets size, tenors or number of participants in the derivatives market might also lead to Trading Liquidity risk. In the former case the Bank is exposed to be unable to raise cash for honoring its contractual obligations; in the latter, cash raising might be jeopardized or alternatively price risk positions might be difficult to be defeased.

Liquidity Risk Measurement

The Bank measures, limits, controls and reports Trading and Funding Liquidity risk.

Trading Liquidity of debt, equity and derivative instruments is limited via explicit Greek limits: FX positions through delta FX limits; equity positions for Banchile Corredores de Bolsa SA through equity delta limits; interest rate trading liquidity via DV01 limits (the DV01 is the change in the value of a financial instrument as a result of an increase in its valuation interest rate by 0.01% or 1 bps); a vega and gamma monitoring process for FX Options is in place as well. Debt instruments booked in the Accrual book1 do not require trading liquidity restrictions since they are purchased as medium to long term investments, usually used for taking structural interest rate positions and/or hedging stable balances such as demand deposits. In any case, the Bank’s trading portfolio is mainly comprised of highly liquid debt instruments such as Central Bank bonds, Chilean government bonds and short-term time deposits issued by banks resident in Chile.

Funding Liquidity is controlled and limited using several reports. The most basic one in place is the C08 liquidity report, which is part of the set of reports requested by the banks regulator (Superintendence of Banks and Financial Institutions or “SBIF” hereafter). The C08 liquidity report includes forecasted cash flow payments over the next 30 and 90 days for the main transactional balance sheet items (excluding capital, property and equipment, etc,); reports are separated between those that include cash flows denominated in local currency (including cash flows denominated in CLP and CLF) from those in foreign currencies (mainly concentrated in USD).

[1]

The accrual book contains all instruments, contracts and other financial operations (assets and liabilities) that are not part of the trading book. Generally, all traditional banking operations such as loans, deposits and financial instruments with the intention to be held until maturity are recognized in the accrual book.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

40.	Risk Management, continued:

(3)	Market Risk, continued:

The SBIF requests banks to comply with the following C08 Index limits (the C08 Index is computed as the result of dividing the expected cash flow for the tenor bucket under analysis by the bank’s Tier1 Capital):

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

As of December 31, 2010, the Foreign Currency 1-30 days Adjusted C08 Index (FCY in the graph below) is slightly below 0.3 whereas the index for all currencies (LCY + FCY in the graph below) is slightly above 0.3.

The evolution of the Adjusted C08 Indexes along the year 2010 shows a higher liquidity use compared with the values observed during 2009. In fact, financial conditions were relatively better than the previous year and therefore gapping opportunities were taken but always within a prudent pattern. In any case, the use of liquidity decreased within the fourth quarter of 2010 given the European financial crisis and some negative feelings about the recovery path of the American economy.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

40.	Risk Management, continued:

(3)	Market Risk, continued:

The use of the Adjusted C08 1-90 days C08 Index for all currencies (LCY + FCY in the graph below) throughout 2010 is more stable than in the case of 1-30 days, fluctuating between 0.4 and 1.2. As of December 31, 2010, the value of this index is 0.5, which is significantly smaller than the limit, which is 2. In any case, this index shows the same pattern observed for the 1-30 days corresponding index, which is a gradual decrease throughout the fourth quarter of 2010.

The maturity profile of the consolidated financial liabilities of Banco de Chile and its subsidiaries, as of 2009 and 2010 end-of-year, is detailed below:

	Up to 1 month MCh$	Between 1 and 3 months MCh$	Between 3 and 12 months MCh$	Between 1 and 3 years MCh$	Between 3 and 5 years MCh$	More than 5 years MCh$	Total MCh$
Liabilities as of December 31, 2009
Current accounts and other demand deposits	3,718,076	—	—	—	—	—	3,718,076
Transactions in the course of payment	325,056	—	—	—	—	—	325,056
Payables from repurchase agreements and security lending	296,594	11,434	—	—	—	—	308,028
Saving accounts and time deposits	3,325,777	1,719,186	2,283,694	196,260	2,093	24	7,527,034
Derivative instruments	352,647	227,119	237,107	16,361	16,194	—	849,428
Borrowings from financial institutions	201,743	200,894	823,789	—	65,836	75,964	1,368,226
Other financial obligations	592,672	516,183	233,963	561,186	306,911	894,639	3,105,554

Total undiscounted financial liabilities (excluding derivatives with offsetting agreements)	8,812,565	2,674,816	3,578,553	773,807	391,034	970,627	17,201,402

Derivatives with offsetting agreements	494,410	827,490	3,156,726	5,268,798	2,333,554	1,262,678	13,343,656

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

40.	Risk Management, continued:

(3)	Market Risk, continued:

	Up to 1 month MCh$	Between 1 and 3 months MCh$	Between 3 and 12 months MCh$	Between 1 and 3 years MCh$	Between 3 and 5 years MCh$	More than 5 years MCh$	Total MCh$
Liabilities as of December 31, 2010
Current accounts and other demand deposits	4,446,181	—	—	—	—	—	4,446,181
Transactions in the course of payment	208,750	—	—	—	—	—	208,750
Payables from repurchase agreements and security lending	81,590	165	—	—	—	—	81,755
Saving accounts and time deposits	3,400,663	1,458,340	2,481,908	328,030	65,937	39	7,734,917
Derivative instruments	374,303	347,750	213,633	45,326	—	—	981,012
Borrowings from financial institutions	102,288	122,572	905,270	104,167	47,075	—	1,281,372
Other financial obligations	321,168	340,251	375,168	368,674	374,532	1,496,556	3,276,349

Total undiscounted financial liabilities (excluding derivatives with offsetting agreements)	8,934,943	2,269,078	3,975,979	846,197	487,544	1,496,595	18,010,336

Derivatives with offsetting agreements	691,096	769,277	3,052,715	4,915,709	2,112,000	1,131,751	12,672,548

The loans-to-deposits ratio for 2010 and 2009 is detailed below:

Loans-to-Deposit Ratio

	As of December 31,
	2009	2010
Maximum	1.46	1.47
Minimum	1.30	0.99
Average	1.40	1.39

The Bank establishes triggers for internal ratios, in addition to the limits imposed by local regulators, which aim to prevent significant funding sources concentration, funding maturity date concentrations in both local and foreign currency and other ratios to closely watch the evolution of the structure of the balance sheet (deposits as percentage of loans; “cold nose” fund providers as percentage of third-party liabilities, etc.). In the case that triggers are breached, the top management of the bank is immediately alerted; additionally, triggers breached are also reported in the next ALCO meeting and in the quarterly report to the Board of Directors.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

40.	Risk Management, continued:

(3)	Market Risk, continued:

(b)	Price Risk

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

The Bank would be exposed to foreign exchange rate risk or spot price risk if its aggregate portfolio comprises more USD denominated assets than liabilities denominated in such currency. In the case that this extra amount is funded in CLP terms, the Bank would be exposed to the risk of the USD depreciating against the Chilean peso, resulting in losses.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

40.	Risk Management, continued:

(3)	Market Risk, continued:

Measuring Price Risk

Price Risk is measured utilizing various reports and is separately assessed for the Trading and Accrual books.

A standardized regulatory report (SBIF C43 report) is used for the Trading book, which allows the Bank including its affiliates to measure its potential loss in the case of an adverse fluctuation, at a given confidence level, of the relevant market factors used for valuing these transactions (FX rates, interest rates, derivatives yields, equity prices, etc.). This metric is computed using tables provided by the SBIF, which are taken from the Basel Accord on standardized measurement of price risk for trading portfolios. This metric is extremely conservative and additionally volatilities of the market factors fluctuations and correlations between these fluctuations are not updated according to prevailing market conditions.

The evolution of the regulatory price risk of the Trading Portfolio throughout 2010 is illustrated in the graph below:

The SBIF has not established a formal individual limit for the Trading Portfolio price risk, but rather an overall limit that includes Market Risk plus the Credit Risk of the assets portfolio, which is assessed as 10% of the risk-weighted assets. In the future, Operational Risk will be included in the regulatory measurement as well.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

40.	Risk Management, continued:

(3)	Market Risk, continued:

Most of the Bank’s price risk during the period stemmed from interest rate positions, specifically those related to derivative transactions. In fact, most of the Bank’s price risk was generated by interest rate swaps denominated in CLP and CLF. Next in line were foreign exchange rate positions and then, to a much lesser extent, small positions in foreign exchange and interest rate options transactions.

In addition, the Bank has established internal limits for its Trading Book positions; in fact, limits are established for net foreign exchange rate positions (FX delta), interest rates positions (rho or DV01) and for vega positions generated by options portfolios. The Price Risk Policy call for daily stress tests for trading portfolios, including potential losses analysis versus formal triggers (“look forward analysis”) and actual losses within a calendar monitored against management action triggers (“look back analysis”). Finally, it is worth mentioning that during December 2010 the Bank has started measuring a 99%-confidence parametric VaR for the Trading portfolio. VaR will be monitored against triggers, which are expected to be in place during the first quarter of 2011.

The interest rate risk of the Accrual book is obtained using a standardized regulatory report (SBIF C40 report). This enables the Bank to estimate the potential loss due to adverse interest rate fluctuations, with a certain level of confidence. This metric is computed using tables provided by the SBIF, for standardized measurement of the accrual interest rate risk. Under current regulations, banks must establish limits for the short–term interest rate risk (including 2% of the net inflation-adjusted position) for the Accrual book as a percentage of the net interest rate margin and for the long-term interest rate risk as a percentage of the Bank’s Tier-2 Capital; current limits for Banco de Chile are 25% and 25% respectively. The evolution of these two metrics along year 2010 is the following:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

40.	Risk Management, continued:

(3)	Market Risk, continued:

In both cases, the use of risk is very stable, reflecting the stability of the Accrual book balance sheet items and an adequate leeway for potential new opportunities to open interest rate gaps. Additionally, the bank started measuring internal metrics for the Accrual book during 2010, such as interest rate repricing tenor gaps and earnings-at-risk due to forward rate fluctuations.

The following table illustrates the exposure of the Accrual Book to interest rate risk by maturity on an individual basis as of December 31, 2009 and 2010:

Accrual Book Interest Rate Exposure by Maturity

	Up to 1 month MCh$	Between 1 and 3 months MCh$	Between 3 and 12 months MCh$	Between 1 and 3 years MCh$	Between 3 and 5 years MCh$	More than 5 years MCh$	Total MCh$
Assets as of December 31, 2009
Cash and due from banks	696,732	—	—	—	—	—	696,732
Transactions in the course of collection	328,530	—	—	—	—	—	328,530
Receivables from repurchase agreements and security borrowing	—	—	—	—	—	—	—
Derivative instruments	57,877	69,732	174,303	—	—	—	301,912
Loans and advances to banks	212,963	59,835	147,818	12,906	15,458	—	448,980
Loans to customers, net	2,205,503	1,766,611	3,562,989	2,858,548	1,389,593	3,247,244	15,030,488
Financial assets available-for-sale	229,713	138,284	343,402	121,654	117,797	549,610	1,500,460
Financial assets held-to-maturity	—	—	—	—	—	—	—

Total assets	3,731,318	2,034,462	4,228,512	2,993,108	1,522,848	3,796,854	18,307,102

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

40.	Risk Management, continued:

(3)	Market Risk, continued:

Accrual Book Interest Rate Exposure by Maturity

	Up to 1 month MCh$	Between 1 and 3 months MCh$	Between 3 and 12 months MCh$	Between 1 and 3 years MCh$	Between 3 and 5 years MCh$	More than 5 years MCh$	Total MCh$
Assets as of December 31, 2010
Cash and due from banks	759,947	—	—	—	—	—	759,947
Transactions in the course of collection	403,208	—	—	—	—	—	403,208
Receivables from repurchase agreements and security borrowing	5,107	—	—	—	—	—	5,107
Derivative instruments	34,644	85,949	192,620	—	—	—	313,213
Loans and advances to banks	95,236	71,094	128,536	54,722	—	—	349,588
Loans to customers, net	2,236,700	2,084,812	3,936,659	3,018,469	1,718,849	3,633,320	16,628,809
Financial assets available-for-sale	236,329	186,498	197,401	116,278	198,449	398,807	1,333,762
Financial assets held-to-maturity	—	—	—	—	—	—	—

Total assets	3,771,171	2,428,353	4,455,216	3,189,469	1,917,298	4,032,127	19,793,634

	Up to 1 month MCh$	Between 1 and 3 months MCh$	Between 3 and 12 months MCh$	Between 1 and 3 years MCh$	Between 3 and 5 years MCh$	More than 5 years MCh$	Total MCh$
Liabilities as of December 31, 2009
Current accounts and demand deposits	3,759,962	—	—	—	—	—	3,759,962
Transactions in the course of payment	129,379	—	—	—	—	—	129,379
Payables from repurchase agreements and security lending	31,693	—	—	—	—	—	31,693
Saving accounts and time deposits	3,328,616	1,718,100	2,285,248	197,389	2,105	24	7,531,482
Derivative instruments	1,228	1,019	12,841	48,748	74,473	230,020	368,329
Borrowings from financial institutions	446,337	498,860	419,152	—	—	—	1,364,349
Debt issued	10,973	191,470	113,160	539,276	290,540	859,564	2,004,983
Other financial obligations	237,242	55,025	48,241	14,898	12,790	24,474	392,670

Total liabilities	7,945,430	2,464,474	2,878,642	800,311	379,908	1,114,082	15,582,847

	Up to 1 month MCh$	Between 1 and 3 months MCh$	Between 3 and 12 months MCh$	Between 1 and 3 years MCh$	Between 3 and 5 years MCh$	More than 5 years MCh$	Total MCh$
Liabilities as of December 31, 2010
Current accounts and demand deposits	4,407,773	—	—	—	—	—	4,407,773
Transactions in the course of payment	181,283	—	—	—	—	—	181,283
Payables from repurchase agreements and security lending	22,007	—	—	—	—	—	22,007
Saving accounts and time deposits	3,403,335	1,480,524	2,483,602	387,976	6,932	53	7,762,422
Derivative instruments	332	1,203	17,454	51,666	102,998	199,410	373,063
Borrowings from financial institutions	347,092	461,551	449,523	1,177	—	—	1,259,343
Debt issued	21,262	26,244	253,160	346,518	357,462	1,442,776	2,447,422
Other financial obligations	172,267	1,242	7,814	18,920	14,343	43,354	257,940

Total liabilities	8,555,351	1,970,764	3,211,553	806,257	481,735	1,685,593	16,711,253

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

40.	Risk Management, continued:

(3)	Market Risk, continued:

Price Risk Sensitivity Analysis

After the 2008 financial crisis, the Bank realized that stress tests are much more useful and reliable tools than normal (o log-normal) distribution fluctuations assessments (as the VaR). One of the main weaknesses of the VaR analysis is that they rely on normal distributions (not including the fat tails that are observed in the actual stress test environments) and probably worst than the previous, historical correlations between market factors’ fluctuations and standard defeasance periods are considered. Extreme uncoupling of market fluctuations and shallow market conditions are the most common environment observed in emerging markets under stress.

Therefore the use of stress tests has been put in place in the Bank in order to assess the best estimation of the potential loss due to adverse and extreme conditions. Separate measurements are implemented for Trading and Accrual books. Stress tests are daily executed for the Trading portfolio, computing the potential losses/gains including the root causes—e.g., position size changes, changes of market factors volatilities; uncoupling of these changes (e.g. absence of historical correlations) and the current trading liquidity to close the exposures generated by these positions. This exercise is also implemented for the accrual book on a monthly basis.

An updated database is maintained including the historical data of foreign exchange rates, debt instruments yields to maturity, derivatives swap yields, foreign exchange volatilities, etc. that enable the Bank to maintain up-to-date records of historical volatility of market factors fluctuations and correlations between these ones. Given this, the stress tests may be implemented modeling directional fluctuations but also knowing the magnitude of the modeled fluctuations relative to statistical data and also how frequent the fluctuation modeled occurred in the past (last 4 years, as a minimum data horizon).

In order to comply with IFRS 7.40, we include the following exercise illustrating an estimation of the impact of feasible but reasonable (neither stressed nor extreme) fluctuations of interest rates, swaps yields, foreign exchange rates and foreign exchange volatilities embedded in the Trading and Accrual portfolios. Given that the Bank’s portfolio includes positions denominated in nominal and real interest rates, these fluctuations must be aligned with realistic inflation changes forecast. The exercise is implemented in a very simplistic way: trading portfolios impacts are estimated by multiplying DV01s by expected interest rates shifts; accrual portfolios impacts are computed as multiplying cumulative gaps by forward interest rates modeled fluctuations. However, this methodology presents the limitation that convexity of interest rates yield curves is not captured for trading portfolios; additionally, neither convexity nor prepayments behaviors are captured in the accrual portfolio analysis. In any case, given the magnitude of the shifts, the methodology may be accurate enough for the purposes and scope of the analysis.

The following table illustrates the fluctuations of bond interest rates, derivatives yields, FX rates, FX CLP/USD volatility and inflation. Equity prices fluctuations of positions held in the Bank’s stockbrokerage house (Banchile Corredores de Bolsa SA) are not included given that are not considered material. In fact, equity positions used to be very small given that this legal vehicle is mostly focused on customer driven transactions (brokerage or equity swaps transactions closed with customers).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

40.	Risk Management, continued:

(3)	Market Risk, continued:

The directions of these fluctuations were chosen between four scenarios (two positive economic scenarios and two negative economic scenarios) given that they generate the worst impact within the four above mentioned:

	Market Factors Fluctuations: Adverse Scenario
	CLP Derivatives (bps)	CLP Bonds (bps)	Spread TAB CLP 30 / CAM (bps)	CLF Derivatives (bps)	CLF Bonds (bps)	USD Offshore 3m Derivatives (bps)	Spread USD On/Off Derivatives (bps)	Vol FX CLP/USD (%)	Inflation’s Change Period n-1 to n (Monthly Basis) (%)
1 d	(300)	(297)	151	1,206	1,330	(5)	862	8.0%	(1.27)
3 m	(321)	(199)	338	418	308	(10)	517	5.3%	(0.53)
6 m	(309)	(198)	330	28	(34)	(14)	343	4.1%	(0.05)
9 m	(306)	(198)	297	(6)	(95)	(18)	348	3.6%	(0.20)
1 yr	(308)	(196)	265	(39)	(97)	(21)	309	3.1%	(0.32)
2 yrs	(309)	(170)	166	(10)	(6)	(41)	214	—	(0.15)
4 yrs	(272)	(202)	124	(57)	(46)	(59)	123	—	(0.03)
6 yrs	(259)	(178)	165	(93)	(76)	(69)	122	—	0.00
10 yrs	(229)	(174)	179	(98)	(93)	(83)	127	—	(0.04)
16 yrs	(219)	(174)	171	(114)	(107)	(87)	128	—	(0.04)
20 yrs	(211)	(174)	184	(114)	(106)	(88)	131	—	(0.06)

The impact in the bank’s Trading book is the following:

ESTIMATED P&L IMPACT TRADING BOOK ADVERSE SCENARIO

(MCh$ )
CLP Interest Rate	2,055
Derivatives	(422)
Securities	2,477
CLF Interest Rate	(3,175)
Derivatives	(3,154)
Securities	(21)
USD, EUR, JPY Offshore Interest Rate	(669)
USD, EUR, JPY On/Off Spread	(4,757)
Total Interest Rate	(6,546)

Total FX	(704)

Total Vega FX	5

P&L Impact: Interest Rate + FX + Vega	(7,245)

BCh Expected P&L (12 Months)	460,000
BCh Tier1 Capital	1,404,125
P&L Impact / (Tier1 Capital + Expected P&L 12 Months)	(0.4% )

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

40.	Risk Management, continued:

(3)	Market Risk, continued:

In any case, such fluctuations would not be resulting in material losses compared with either forecasted profits for the next 12 months and/or Tier-1 Capital.

The impact of such fluctuations in the Accrual portfolio, which is not necessarily a gain/loss but greater/lower net revenue from funds generation (net revenues from funds or NRFF is the net interests generation resulting from the accrual portfolio), is illustrated below:

MARGINAL NRFF ACCRUAL BOOK ADVERSE SCENARIO

MCh$	12 MONTHS	5 YEARS
CLP (TOTAL)	(40,691)	(274,834)
CLF (TOTAL)	3,704	192,275
FCY (TOTAL)	8,511	(10,536)
TOTAL	(28,476)	(93,095)

The main adverse impact occurs in the CLP book given that the scenario is considering a lower inflation and therefore a CLP interest rates drop negatively hitting the value of the cost-to-close of the referred book. The impact in the CLP book within the next 12 months is slightly above than 1 month of the forecasted 1-year profit and less than 1-year expected profit for the coming 5 years.

Finally, the next table illustrates the shadow mark-to-market impact (the impact on equity but not on income) in the AFS portfolio due to the referred interest rate fluctuations:

AVAILABLE FOR SALE PORTFOLIO IMPACT ADVERSE SCENARIO
Instrument	DV01(+1 bps) (USD)	Impact due to interest rate change (USD)	Impact due to interest rate change (MCh$)
CLP	(131,502)	23,801,914	11,138
CLF	(267,672)	20,343,056	9,520
USD	(235,244)	(23,759,669)	(11,118)

Total	—	20,385,301	9,540

It is worth to note that the stress scenario considers interest rate drops for the tenors of the CLP and CLF AFS instruments (actually this scenario forecasts CLP and CLF interest rate drops for maturity tenors longer than 6 months) and therefore the exercise generates positive shadow mark-to-market impact.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

40.	Risk Management, continued:

(4)	Capital Requirements and Capital Management:

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

For this purpose, Effective Equity is determined based on Capital and Reserves or Basic Capital, adjusted by: (a) adding subordinated bonds up to 50% of Basic Capital, (b) adding additional loan provisions, and (c) subtracting the asset balance of goodwill or overpayments and unconsolidated investments in companies.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

40.	Risk Management, continued:

(4)	Capital Requirements and Capital Management, continued:

Levels of Basic Capital and Effective Equity as of December 31, 2009 and 2010 are as follows:

	Consolidated assets		Risk-weighted assets
	2009 MCh$	2010 MCh$	2009 MCh$	2010 MCh$
Balance sheet assets (net of provisions)
Cash and due from banks	727,553	772,329	154	767
Transactions in the course of collection	526,051	429,756	224,148	60,922
Financial assets held-for-trading	351,590	279,765	128,806	65,540
Receivables from repurchase agreements and security borrowing	79,401	82,787	79,401	82,787
Derivative instruments	565,986	488,354	449,852	396,511
Loans and advances to banks	448,981	349,588	327,944	338,913
Loans to customers, net	12,879,155	14,029,968	11,855,716	12,841,904
Financial assets available-for-sale	1,267,774	1,157,105	397,656	358,740
Investments in other companies	10,494	11,072	12,606	13,294
Intangible assets	88,182	87,276	28,328	33,992
Property and equipment	205,847	205,539	208,335	206,513
Investment Properties	17,840	17,459	—	—
Current tax assets	—	3,363	—	565
Deferred tax assets	49,733	57,678	8,285	11,120
Other assets	282,872	304,425	216,292	286,021

Subtotal			13,937,523	14,697,589
Off-balance-sheet assets
Contingent loans	1,447,233	2,913,689	862,550	1,748,106

Total risk-weighted assets			14,800,073	16,445,695

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

41.	New Accounting Pronouncements:

The following is a summary of new standards, interpretations and improvements to the International Financial Reporting Standards issued by the International Accounting Standards Board (IASB) but which have not come into effect as of December 31, 2010, as per the following detail:

IAS 12 Income Taxes

On December 20, 2010, the IASB issued the document “Deferred Taxes: Recovery of Underlying Assets (amendment to IAS 12)” which regulates determination of deferred taxes for entities that use fair value as a valuation model for investment properties in accordance with IAS 40 Investment Properties. In addition, the new regulation incorporates SIC-21 “Income Taxes – Recovery of Non-depreciable Assets” in the body of IAS 12. The entities are obliged to apply the amendments in annual periods beginning as of January 1, 2012. The Management of Banco de Chile and its subsidiaries believe that this regulation has no impact on their consolidated financial statements.

IAS 24 Related Party Disclosures

In November 2009, the IASB issued a revised version of IAS 24, “Related party disclosures” (IAS 24 R). The revised standard introduces a partial exemption of disclosure requirements for government-related entities. In addition, the definition of the related party is revised clarifying certain relationships that were previously not explicit in the standard. The revised standard will be in force for annual periods commencing as of January 1, 2011, and early application is allowed.

Banco de Chile and its subsidiaries are currently working on the adoption of IAS 24 R and considering the impact that this standard will have on the financial statements.

IAS 32 Financial Instruments: Presentation

In October 2009, the IASB published the document “Classification of Preferential Rights Issuances”. In the amended standard the definition of a financial liability in order to classify rights issues (and certain options or warrants) as equity instruments has been changed in cases where such rights are given pro rata to all of the existing owners of the same class of an entity’s non-derivative equity instruments, or to acquire a fixed number of the entity’s own equity instruments for a fixed amount in any currency. Its application is effective for annual periods beginning on or after February 1, 2010 and early adoption is allowed.

The Bank and its subsidiaries are currently working on the adoption of IAS 32 and considering the impact that this standard will have on the financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

41.	New Accounting Pronouncements, continued:

IFRS 7 Financial Instruments: Disclosures

In October 2010, the IASB issued a set of amendments to help users of the financial statements assess their exposure to transfer of financial assets, analyze the effect of their risks on the entity’s financial situation and promote transparency, particularly in transactions that involve securitization of financial assets.

The entities are required to apply modifications to the annual periods commencing as of July 1, 2011. To date, Banco de Chile and its subsidiaries are evaluating the possible impact that the adoption of this standard will have on its consolidated financial statements.

IFRS 9 Financial Instruments

Financial liabilities

On October 28, 2010, the IASB incorporated into IFRS 9 the accounting treatment of financial liabilities, maintaining the classification and measurement criteria existing in IAS 39 for all liabilities with the exception of those in which the entity has used the fair value option. Entities whose liabilities are valued using the fair value option must determine the amount of variations attributable to credit risk, and record them in shareholders’ equity if they do not produce an accounting asymmetry.

Entities are required to apply the modifications in annual periods commencing as of January 1, 2013.

Financial Instruments: Recognition and Measurement

In November 2009, the IASB issued IFRS 9, “Financial Instruments,” the first step in its project to replace IAS 39, “Financial Instruments: Recognition and Measurement”. IFRS 9 introduces new requirements for classifying and measuring financial assets that are in the scope of the application of IAS 39. This new regulation requires that all financial assets be classified in function of the entity’s business model for the management of financial assets and of the characteristics of the contractual cash flows of financial assets. A financial asset shall be measured at amortized cost if two criteria are fulfilled: (a) the objective of the business model is to maintain a financial asset to receive contractual cash flows, and (b) contractual cash flows represent principal and interest payments. Should a financial asset not comply with the aforementioned conditions, it will be measured at fair value. In addition, this standard allows a financial asset that fulfills the criteria to be valued at amortized cost to be designated at fair value with changes in income under the fair value option, as long as this significantly reduces or eliminates an accounting asymmetry. Likewise, IFRS 9 eliminates the requirement of separating embedded derivatives from the host financial assets. Therefore, it requires that a hybrid contract be classified entirely in amortized cost or fair value.

IFRS 9 requires mandatory and prospective reclassifications of financial assets when the entity modifies the business model.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

41.	New Accounting Pronouncements, continued:

Under IFRS 9, all variable income investments are measured at fair value. However, management has the option of presenting changes in fair value directly in shareholders’ equity under “Valuation Accounts”. This designation is available for initial recognition of an instrument and is irrevocable. Unearned income recorded in “Valuation Accounts” arising from changes in fair value should not be included in the statement of income.

IFRS 9 is effective for annual periods commencing as of January 1, 2013, and allows adoption prior to that date. IFRS 9 must be applied retroactively, however if it is adopted before January 1, 2012, there is no need to reformulate comparative periods.

Banco de Chile and its subsidiaries are assessing the possible impact of adoption of these changes on the financial statements, however, that impact will depend on the assets maintained by the institution as of the adoption date. It is not practicable to quantify the effect on the issuance of these financial statements.

IFRIC 14 Limit of a defined benefits asset, obligation to maintain minimum financing level and their interaction

In November 2009, the IASB issued amendments to IFRIC 14 to allow recording of prepayments as an asset when an entity is required to maintain a minimum level of financing and prepays its contributions to cover these requirements. The amendment will be applicable to annual periods commencing as of January 1, 2011.

The management of Banco de Chile and its subsidiaries believes that this regulation has no impact on its consolidated financial statements.

IFRIC 19 Payments of Financial Liabilities with Equity Instruments

In November 2009, the IASB issued IFRIC 19 to regulate in the accounting the total or partial payment of financial liabilities through issuance of equity instruments by the debtor. The regulation clarifies the accounting for these operations from the point of view of the issuer of the instruments, stating that the equity instruments issued must be valued at fair value. Should it not be possible to calculate this value, they will be valued at the fair value of the paid liability. The difference between the liability paid and the equity instruments issued will be recorded in income.

The standard will be applicable for annual periods commencing as of July 1, 2010, with early application allowed.

The management of Banco de Chile and its subsidiaries believes that this regulation has no impact on its consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

42.	Subsequent Events:

In an extraordinary meeting held on January 20, 2011, our shareholders adopted a resolution to increase our capital by 3,385,049,365 shares of our common stock. The price of such shares will be determined by our board of directors within a period of 120 days from that date considering the market price of our shares of common stock.

In an ordinary meeting held on January 27, 2011, our board of directors decided to call an ordinary shareholders meeting to be held on March 17, 2011 with the objective of proposing, among other matters, the distribution of dividend No. 199 of $2.937587 to each of the 82,551,699,423 shares issued by Banco de Chile, which will be charged to distributable net income for the fiscal year ended December 31, 2010, corresponding to 70% of such income.

SIGNATURE

The registrant, Banco de Chile, hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BANCO DE CHILE

By	/S/ ARTURO TAGLE Q.
Name:	Arturo Tagle Q.
Title:	Chief Executive Officer

Date: April 29, 2011