Form 20-F
period 2011-12-31
BANK OF CHILE
filed 2012-04-26
CIK 1161125

As filed with the Securities and Exchange Commission on April 25, 2012

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

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

Shares of common stock: 86,942,514,973

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☒    No  ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☐    No  ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

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

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Although we have based these forward-looking statements on our expectations and projections about future events, it is possible that actual results may differ materially from our expectations. In many cases, we include a discussion of the factors that are most likely to cause forward-looking statements to differ from actual results together with the forward-looking statements themselves. These statements appear throughout this annual report, including, without limitation, under “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects.” Examples of such forward-looking statements include:

•	projections of operating revenues, net income (loss), net income (loss) per share, capital expenditures, dividends, capital structure or other financial items or ratios;

•	statements of our plans, objectives or goals, including those related to anticipated trends, competition and regulation;

•	statements about market risks, including interest rate risk and foreign exchange risk;

•	statements about our future economic performance or that of Chile or other countries in which we operate; and

•	statements of assumptions underlying such statements.

Words such as “believe,” “anticipate,” “plan,” “aims,” “seeks,” “expect,” “intend,” “target,” “objective,” “estimate,” “project,” “potential,” “predict,” “forecast,” “guideline,” “could,” “may,” “will,” “should” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. These statements may relate to (i) our asset growth and financing plans, (ii) trends affecting our financial condition or results of operations and (iii) the impact of competition and regulations, but are not limited to such topics. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those described in such forward-looking statements included in this annual report as a result of various factors (including, without limitation, the actions of competitors, future global economic conditions, market conditions, foreign exchange rates and operating and financial risks), many of which are beyond our control. The occurrence of any such factors not currently expected by us could significantly alter the results set forth in these statements.

Factors that could cause actual results to differ materially and adversely include, but are not limited to:

•	changes in general economic, business, political or other conditions in Chile, or changes in general economic or business conditions in Latin America or the United States;

•	changes in capital markets in general that may affect policies or attitudes towards lending to Chile or Chilean companies;

•	increased costs;

•	increased competition and changes in competition or pricing environments, including the effect of new technological developments;

•	unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms;

•	natural disasters;

•	the effect of future tax laws on our business; and

•	the factors discussed under “—Risk Factors.”

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

THE MERGER

On January 1, 2008, Banco de Chile (the “Bank”) merged with Citibank Chile in a transaction in which Banco de Chile was the surviving corporate entity. As used in this annual report, unless the context otherwise requires, references to “Banco de Chile” relating to any date or period prior to January 1, 2008 (the effective date of the merger) are to Banco de Chile as it existed prior to the consummation of the merger, and such references relating to any date or period on or after January 1, 2008 are to Banco de Chile after the consummation of the merger.

PRESENTATION OF FINANCIAL INFORMATION

We prepare our audited consolidated financial statements in Chilean pesos and in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). References in this annual report to IFRS mean IFRS as issued by the IASB.

Until and including our consolidated financial statements included in our annual report on Form 20-F for the year ended December 31, 2008, we prepared our audited consolidated financial statements in accordance with generally accepted accounting principles in Chile as supplemented by the applicable rules of the Superintendencia de Bancos e Instituciones Financieras de Chile (the “Superintendency of Banks”) (“Chilean GAAP”), with reconciliations to generally accepted accounting principles in the United States (“U.S. GAAP”). As required by IFRS 1—First Time Adoption of International Financial Reporting Standards, our financial position as of December 31, 2008 and our results of operations for the year ended December 31, 2008 were restated in accordance with IFRS 1 for comparative purposes. Reconciliations and a description of the transition to IFRS, and the effects on our assets, liabilities, equity, net income and cash flows are presented in Note 5 to our audited consolidated financial statements included in our annual report on Form 20-F for the year ended December 31, 2009 filed with the Securities and Exchange Commission (the “SEC”) on June 29, 2010. Unless otherwise indicated, the financial information included in this annual report with respect to 2009, 2010 and 2011 has been derived from financial statements that have been prepared in accordance with IFRS. See Note 2(a) to our audited consolidated financial statements as of and for the year ended December 31, 2011 appearing elsewhere in this annual report. IFRS differs in certain significant respects from Chilean GAAP. As a result, our financial information presented under IFRS is not directly comparable to any of our financial information presented under Chilean GAAP. Accordingly, readers should avoid such comparison.

Since adopting IFRS, we are no longer required to reconcile our financial statements to U.S. GAAP.

In this annual report, references to “$,” “U.S.$,” “U.S. dollars” and “dollars” are to United States dollars, references to “pesos” or “Ch$” are to Chilean pesos (see Note 2(g) to our audited consolidated financial statements as of and for the year ended December 31, 2011 appearing elsewhere in this annual report), and references to “UF” are to “Unidades de Fomento.” The UF is an inflation-indexed Chilean monetary unit of account with a value in Chilean pesos that is linked to and adjusted daily to reflect changes in the Consumer Price Index (“CPI”) of the Instituto Nacional de Estadísticas (the “Chilean National Statistics Institute”). As of December 31, 2011, one UF equaled Ch$22,294.03.

This annual report contains translations of certain Chilean peso amounts into U.S. dollars at specified rates solely for your convenience. These translations should not be construed as representations that the Chilean peso amounts actually represent such U.S. dollar amounts, were converted from U.S. dollars at the rate indicated in preparing our audited consolidated financial statements as of and for the year ended December 31, 2011 or could be converted into U.S. dollars at the rate indicated. Until November 30, 2011 Banco de Chile applied the observed exchange rate reported by the Banco Central de Chile (the “Central Bank”) in order to translate its financial statements from Chilean pesos to U.S. dollars. However, from December 1, 2011, Banco de Chile adopted the exchange rate of accounting representation, or spot exchange rate for such matters. This is also described in “Item 3. Key Information—Selected Financial Data—Exchange Rates.” Thus, unless otherwise indicated, the U.S. dollar amounts have been translated from Chilean pesos based on the exchange rate of accounting representation as of December 30, 2011 (as December 31, 2011 was not a business day) as determined by our Treasury, on a daily basis, based on the average of the daily closing bid and offer rates reported by Bloomberg for the Santiago Stock Exchange. The exchange rate of accounting representation on April 23, 2012 was Ch$488.60 = U.S.$1.00. As of the same date, the observed exchange rate was Ch$486.07 = U.S.$1.00.

The observed exchange rate reported by the Central Bank is based on the rate for the prior business day in Chile and was the exchange rate specified by the Superintendency of Banks to be used by Chilean banks in the preparation of their financial statements until December 31, 2010.

The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos.

Unless otherwise specified, all references in this annual report to total loans are to loans to customers before deducting allowances for loan losses, and they do not include loans to banks or contingent loans. In addition, all market share data and financial indicators for the Chilean banking system as compared to Banco de Chile’s financial information presented in this annual report are based on information released periodically by the Superintendency of Banks, which is published under Chilean GAAP and prepared on a consolidated basis.

In this annual report, “total past-due loans” refers to the installments that are 90 or more days overdue and the remaining outstanding balance of such loan (principal and interest) overdue. See “Item 4. Information on the Company—Selected Statistical Information—Classification of Loan Portfolio Based on the Borrower’s Payment Performance.”

According to Chilean regulations and for the purposes of this annual report, regulatory capital (“Regulatory Capital”) consists of:

•	basic capital, which is composed of our paid-in capital, reserves and retained earnings, excluding capital attributable to subsidiaries and foreign branches (“Basic Capital”); and

•

supplementary capital, which is composed of the following: (i) our subordinated bonds, considered at issue price (reduced by 20% for each year during the period commencing six years prior to maturity), but not exceeding 50% of our Basic Capital; plus (ii) our voluntary allowances for loan losses (up to 1.25% of risk-weighted assets to the extent voluntary allowances exceed those that banks are required to maintain by law or regulation); minus (iii) our goodwill and unconsolidated investments in companies.

Certain figures included in this annual report and in our audited consolidated financial statements as of and for the year ended December 31, 2011 have been rounded for ease of presentation. Percentage figures included in this annual report have not in all cases been calculated on the basis of such rounded figures but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this annual report may vary slightly from those obtained by performing the same calculations using the figures in our audited consolidated financial statements as of and for the year ended December 31, 2011. Certain other amounts that appear in this annual report may similarly not sum due to rounding.

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

SELECTED FINANCIAL DATA

The following tables present historical financial information about us as of the dates and for each of the periods indicated. The following tables should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements as of and for the year ended December 31, 2011 appearing elsewhere in this annual report. The financial information for the years ended December 31, 2008, 2009, 2010 and 2011 is presented under IFRS.

Our audited consolidated financial statements have been prepared in accordance with IFRS for the years ended December 31, 2008, 2009, 2010 and 2011.

	For the Year Ended December 31,
	2008		2009		2010		2011		2011
	(in millions of Ch$, except share and per share data)								(in thousands of U.S.$)(1)
IFRS:
CONSOLIDATED STATEMENT OF INCOME DATA

Interest revenue	Ch$	1,659,350	Ch$	900,407	Ch$	1,092,003	Ch$	1,501,684	U.S.$	2,888,965
Interest expense		(885,263)		(222,883)		(324,377)		(624,209)		(1,200,864)

Net interest income		774,087		677,524		767,626		877,475		1,688,101
Net fees and commissions income		234,361		251,855		292,262		308,773		594,023
Net financial operating income		384,836		(138,179)		17,163		58,101		111,776
Foreign exchange transactions, net		(353,012)		220,999		63,762		(7,973)		(15,339)
Other operating income		30,937		22,190		23,584		24,735		47,586
Provisions for loan losses		(149,374)		(241,345)		(157,651)		(146,925)		(282,657)
Total operating expenses		(563,491)		(491,749)		(544,227)		(613,611)		(1,180,476)
Income attributable to associates		3,564		840		1,609		3,054		5,875

Income before income taxes		361,908		302,135		464,128		503,629		968,889
Income taxes		(35,313)		(40,389)		(46,513)		(65,442)		(125,897)

Net income from continued operations, net of taxes		326,595		261,746		417,615		438,187		842,992
Net income from discontinued operations, net of taxes		38,459		—		—		—		—

Net income for the year	Ch$	365,054	Ch$	261,746	Ch$	417,615	Ch$	438,187	U.S.$	842,992

Attributable to:
Equity holders of the parent		365,052		261,744		417,614		438,186		842,990
Non-controlling interest		2		2		1		1		2
Earnings per share(2)		4.52		3.18		5.06		5.04		0.009
Earnings per ADS		2,708.12		1,902.42		3,035.30		3,023.98		5.82
Dividends per share(3)		3.36		2.72		3.50		3.38		0.007
Weighted average number of shares (in millions)		80,746.98		82,185.28		82,551.70		86,942.51		—

(See footnotes below)

	As of December 31,
	2008		2009		2010		2011		2011
	(in millions of Ch$, except share and per share data)								(in thousands of U.S.$)(1)
IFRS:
CONSOLIDATED STATEMENT OF FINANCIAL POSITION DATA

Cash and due from banks	Ch$	751,223	Ch$	727,553	Ch$	772,329	Ch$	881,146	U.S.$	1,695,164
Transactions in the course of collection		807,625		526,051		429,756		373,639		718,813
Financial assets held-for-trading		626,864		351,590		279,765		304,912		586,595
Receivables from repurchase agreements and security borrowing		75,519		79,401		82,787		47,981		92,307
Derivative instruments		902,351		565,986		488,354		381,055		733,080
Loans and advances to banks		321,992		448,981		349,588		648,425		1,247,451
Loans to customers, net		13,460,464		12,879,155		14,029,968		17,023,756		32,750,589
Financial assets available-for-sale		1,073,552		1,267,774		1,157,105		1,471,120		2,830,165
Investments in other companies		11,293		10,494		11,072		13,196		25,387
Intangible assets		94,324		88,182		88,463		81,026		155,879
Property and equipment		211,379		205,847		204,352		207,888		399,938
Investment properties		18,397		17,840		17,459		17,079		32,857
Current tax assets		—		—		3,363		—		—
Deferred tax assets, net		21,868		49,733		57,678		60,025		115,477
Other assets		251,487		282,872		304,425		254,310		489,246

Total assets	Ch$	18,628,338	Ch$	17,501,459	Ch$	18,276,464	Ch$	21,765,558	U.S.$	41,872,948

Current accounts and other demand deposits		3,007,261		3,718,076		4,446,181		4,895,426		9,417,903
Transactions in the course of payment		479,789		325,056		208,750		155,424		299,007
Payables from repurchase agreements and security Lending		420,658		308,028		81,755		223,202		429,400
Saving accounts and time deposits		8,472,590		7,427,481		7,697,968		9,282,324		17,857,491
Derivative instruments		863,514		538,240		528,445		429,913		827,074
Borrowings from financial institutions		1,498,549		1,368,226		1,281,372		1,690,939		3,253,057
Debt issued		1,900,087		1,587,998		1,764,165		2,388,341		4,594,731
Other financial obligations		93,708		176,150		179,160		184,785		355,492
Currents tax liabilities		9,053		39,018		—		3,095		5,954
Deferred tax liabilities, net		—		—		—		—		—
Provisions		121,215		88,607		114,685		131,344		252,682
Employee benefits		45,912		43,202		55,433		60,634		116,649
Other liabilities		210,684		280,392		224,225		279,462		537,634

Total liabilities	Ch$	17,123,020	Ch$	15,900,474	Ch$	16,582,139	Ch$	19,724,889	U.S.$	37,947,074

Total equity		1,505,318		1,600,985		1,694,325		2,040,669		3,925,874

Total liabilities and equity	Ch$	18,628,338	Ch$	17,501,459	Ch$	18,276,464	Ch$	21,765,558	U.S.$	41,872,948

(See footnotes below)

	As of December 31,
	2008	2009	2010	2011
IFRS:
CONSOLIDATED RATIOS

Profitability and Performance
Net interest margin(4)	5.16%	4.38%	4.70%	4.63%
Return on average total assets(5)	2.18	1.51	2.38	2.16
Return on average equity(6)	24.45	16.85	25.01	22.61
Capital
Average equity as a percentage of average total assets	8.93	8.99	9.50	9.53
Bank regulatory capital as a percentage of minimum regulatory capital	204.04	234.93	232.85	245.42
Ratio of liabilities to regulatory capital(7)	15.02	11.87	12.99	12.31
Credit Quality
Substandard loans as a percentage of total loans(8)	4.96	5.81	5.46	2.87
Allowances for loan losses as a percentage of substandard loans(8)	33.14	40.71	44.33	81.38
Provision for loan losses as a percentage of average loans	1.18	1.89	1.16	0.92
Allowances for loan losses as a percentage of total loans	1.64	2.37	2.42	2.33
Operating Ratios
Operating expenses/operating revenue	52.60	47.54	46.74	48.66
Operating expenses/average total assets	3.37%	2.85%	3.10%	3.02%

(1)	Translations of Chilean peso amounts into U.S. dollars are based on the exchange rate of accounting representation or the spot exchange rate, which is determined on a daily basis by our Treasury, based on the average of the daily closing bid and offer rates reported by Bloomberg for the Santiago Stock Exchange. Thus, amounts stated in U.S. dollars as of and for the fiscal year ended December 31, 2011 have been translated from Chilean pesos based on an exchange rate of accounting representation or spot exchange rate of Ch$519.80 to U.S.$1.00, as of December 30, 2011.
(2)	Earnings per share data have been calculated by dividing net income by the weighted average number of shares outstanding during the year.
(3)	Dividends per share data are calculated by dividing the amount of the dividend paid during each year by the previous year’s number of shares outstanding.
(4)	Annualized net interest income divided by average interest earning assets. The average balances for interest earning assets, including interest and readjustments, have been calculated on the basis of our daily balances and on the basis of monthly balances for our subsidiaries.
(5)	Annualized net income (loss) divided by average total assets. The average balances for total assets have been calculated on the basis of our daily balances and on the basis of monthly balances for our subsidiaries.
(6)	Annualized net income (loss) divided by average equity. The average balances for equity have been calculated on the basis of our daily balances.
(7)	Total liabilities divided by bank regulatory capital.
(8)	See “Item 4. Information on the Company—Selected Statistical Information—Analysis of Substandard Loans and Total Past Due.”

Exchange Rates

As a general matter, prior to 1989, Chilean law permitted the purchase and sale of foreign currency only in those cases explicitly authorized by the Central Bank. The Ley Orgánica Constitucional del Banco Central de Chile 18,840 (the “Central Bank Act”) made the rules more flexible that govern the purchase and sale of foreign currency. The Central Bank Act empowers the Central Bank to determine that certain purchases and sales of foreign currency specified by law must be carried out in the Mercado Cambiario Formal (the “Formal Exchange Market”). The Formal Exchange Market is composed of banks and other entities so authorized by the Central Bank. The observed exchange rate for any given day equals the average exchange rate of the transactions conducted in the Formal Exchange Market on the immediately preceding banking day, as certified by the Central Bank. Even though the Central Bank is authorized to carry out its transactions at the rates it sets, it generally uses the spot rate for its transactions. Authorized transactions by other banks are generally carried out at the spot rate.

Purchases and sales of foreign exchange not required to be conducted in the Formal Exchange Market may be carried out in the Mercado Cambiario Informal (the “Informal Exchange Market”). There are no price limits imposed on transactions executed in the Informal Exchange Market. On December 30, 2011, the average exchange rate in the Informal Exchange Market was Ch$519.3 per U.S.$1.00, or 0.4% lower than the observed exchange rate of Ch$521.46 per U.S.$1.00 reported by the Central Bank on the same date. The observed exchange rate for any given day equals the average exchange rate of the transactions conducted in the Formal Exchange Market on the immediately preceding banking day, as certified by the Central Bank.

The following table sets forth the annual low, high, average and period-end observed exchange rate for U.S. dollars for each year beginning in 2007, as reported by the Central Bank:

	Daily Observed Exchange Rate Ch$ per U.S.$(1)
	Low(2)	High(2)	Average(3)	Period End(4)
Year	(in Ch$)
2007	493.14	548.67	522.47	495.82
2008	431.22	676.75	522.46	629.11
2009	491.09	643.87	559.61	506.43
2010	468.37	549.17	510.25	468.37
2011	455.91	533.74	483.67	521.46
October 2011	492.04	533.74	511.74	492.04
November 2011	490.29	526.83	508.44	524.25
December 2011	508.67	522.62	517.17	521.46
2012 (through April 23)	475.29	519.20	491.41	486.07
January 2012	485.35	519.20	501.34	488.99
February 2012	475.29	488.75	481.49	477.41
March 2012	476.27	491.51	485.40	489.76
April 2012 (through April 23)	482.17	488.96	485.89	486.07

Source: Central Bank.

(1)	Nominal amounts.
(2)	Exchange rates are the actual low and high, on a day-by-day basis for each period.
(3)	For full years, the average of monthly average rates during the year. For full months, the daily average during the month.
(4)	As reported by the Central Bank on the first business day of the following period.

The observed exchange rate on April 23, 2012 was Ch$486.07 = U.S.$1.00. The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos.

Until November 30, 2011 Banco de Chile applied the observed exchange rate as reported by the Central Bank in order to translate its financial statements from Chilean pesos to U.S. dollars. However, from December 1, 2011, Banco de Chile adopted the exchange rate of accounting representation, or spot exchange rate for such matters. The exchange rate of accounting representation is determined on a daily basis by our Treasury based on the average of the daily closing bid and offer rates reported by Bloomberg for the Santiago Stock Exchange.

RISK FACTORS

The risks and uncertainties described below are not the only ones that we face. Additional risks and uncertainties that we do not know about or that we currently think are immaterial may also impair our business operations. Any of the following risks, if they actually occur, could materially and adversely affect our business, results of operations, prospects and financial condition.

We are subject to market risks that are presented both in this subsection and in Note 40 to our audited consolidated financial statements as of and for the year ended December 31, 2011 appearing elsewhere in this annual report.

Risks Relating to our Operations and the Chilean Banking Industry

The growth of our loan portfolio may expose us to increased loan losses.

During the last five years, our total loan portfolio has shown double-digit growth, primarily as a result of an increase in residential mortgage and consumer loans, and, to a lesser extent, by an increase in commercial loans. The expansion of our loan portfolio (especially within the retail market) may expose us to higher levels of loan losses and may require us to establish higher levels of allowances for loan losses. For the year ended December 31, 2011, our loan portfolio amounted to Ch$17,430,447 million as compared to the amount of Ch$14,377,995 million that we recorded as of December 31, 2010, which represents a 21.2% annual increase. Similarly, our allowances for loans losses increased by 16.9%, from Ch$348,027 million in 2010 to Ch$406,691 million in 2011. Accordingly, our ratio of allowances for loan losses to total loans was 2.42% in 2010 and 2.33% in 2011.

Our loan portfolio may not continue to grow at the same or similar rate.

We cannot assure you that our loan portfolio will continue to grow at the same rates as it has in the past. The Chilean financial system’s loan portfolio has grown significantly over the last five years, which has been fostered by a general effort of participants in the financial industry to broaden their value offerings, as well as by the robustness of the Chilean economy over the last decade. However, a slowdown or negative growth rate of the Chilean economy could adversely affect the growth rate of our loan portfolio and our credit quality indicators and, accordingly, cause us to increase our required allowances for loan losses. For more information, see “Item 4. Information on the Company—Regulation and Supervision” and “Item 4. Information on the Company—Selected Statistical Information.”

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

Pursuant to the Ley General de Bancos (the “General Banking Law”) all Chilean banks may, subject to the approval of the Superintendency of Banks, engage in non-banking businesses depending on the risk of the activity and the strength of the bank. Further, the General Banking Law applies to the Chilean banking system a modified version of the capital adequacy guidelines issued by the Basel Committee on Banking Regulation and Supervisory Practices (the “Basel Committee”) and limits the discretion of the Superintendency of Banks to deny new banking licenses.

In addition, during 2011 the Chilean Congress debated bills regulating insurance commissions related to mortgage loans and maximum legal interest rates for small consumer loans. The bill regulating insurance commissions was published on December 17, 2011, effective as of July 1, 2012. This new law will impose restrictions and obligations on lenders such as a mandatory bid process for insurance related to mortgage loans and a general prohibition on commissions benefiting the lender. We anticipate that this new regulation once applicable to us will result in a non-material decrease of our consolidated revenues.

Additionally, there are several bills currently under consideration in Congress related to maximum legal interest rate. The Government’s proposed law contemplates a reduction of applicable maximum interest rates from 1.50 times to 1.35 times the average interest rate for loans up to UF 200 (approximately U.S.$8,500) denominated in Chilean currency. Accordingly, the proposed law—if enacted—will mainly affect consumer loans, namely, installment, credit card and credit line loans, as well as overdue loans. We estimate that under the terms considered by the Government’s bill, as of December 31, 2011, no more than 2.0% of our total loans had an interest rate above the proposed new limit or had an overdue portion subject to penalty charges and, therefore, were potentially affected by the new maximum interest rate. We believe that if the Government’s bill is enacted, it would affect the volume of installment loans to be granted from the date the law goes into effect, as well as the outstanding and new loans related to credit cards and credit lines, whereas the outstanding balance of installment loans would not be affected. In addition, the proposed law—if enacted—may result in lower net interest income together with a reduction in our loan growth. Since the Government’s bill is currently under discussion in Congress we cannot ascertain the final outcome of the law or its actual impact on interest rates. Nevertheless, based on preliminary estimations, we believe the proposed law—if enacted—would not have a material adverse effect on our results of operations.

There can be no assurance that regulators will not impose more restrictive limitations in the future on the activities of banks, including us, than those that are currently in effect or proposed. Any such change could have a material adverse effect on us.

Increased competition and industry consolidation may adversely affect our operations.

The Chilean market for financial services is highly competitive. We compete with other Chilean and foreign banks, with Banco del Estado de Chile, a government-owned bank, and with large department stores. Many department stores grant consumer loans to a large portion of the Chilean population, especially the low and middle-income segments. The retail market (which comprises individuals and small and medium-sized companies) has become the target market of several banks, and competition with respect to this market is increasing as the banks are continuously incorporating new and targeted products while they strive to improve service quality. As a result, net interest margins (after provisions for loan losses) in these sub-segments are likely to decline over time.

We also face competition from non-bank competitors with respect to some of our credit products, such as credit cards and consumer loans. In these markets, competition from non-banking companies like large department stores, private compensation funds, and saving and credit cooperatives has become increasingly significant. In addition, we face competition from other types of competitors, such as leasing, factoring and automobile financing companies (especially in credit products), as well as mutual funds, pension funds and insurance companies, within the market for savings products and mortgage loans. Currently, banks continue to be the main suppliers of leasing, factoring and mutual funds, and the insurance sales business is experiencing fast growth, but we cannot assure you that this trend will continue in the future. See “Item 4. Information on the Company—Business Overview—Competition.”

The increase in competition within the Chilean banking industry in recent years has led to consolidation in the industry. We expect trends of increased competition and consolidation to continue, resulting in the creation of larger financial groups. Consolidation, which can result in the creation of larger and stronger financial conglomerates, may adversely affect us because it may increase the interest rates we must pay to attract depositors and decrease the interest rates we charge our customers for loans, which result in a decrease of the net interest margins we are able to generate.

Our exposure to certain segments of the retail market could lead to higher levels of total past-due loans and subsequent charge-offs.

Although we historically focused on banking for the wholesale market and high-income individuals, an increasing portion of our retail market consists of small and medium-sized companies (approximately 7.0% of our total loan portfolio as of December 31, 2011, including companies with annual sales of up to Ch$1,600 million) and, to a lesser extent, of lower-income individuals (approximately 4.3% of our total loan portfolio as of December 31, 2011, including individuals with monthly incomes that range from Ch$170,000 to Ch$400,000). Our strategy aims to increase lending and provide other services to attract additional retail customers. These customers are likely to be more severely affected by adverse developments in the Chilean economy than large corporations and high-income individuals. Consequently, in the future we may experience higher levels of total past-due loans, which could result in higher allowances for loan losses. The levels of total past-due loans and subsequent write-offs may be materially higher in the future, which could adversely affect us. For more information, see “Item 4. Information on the Company—Business Overview—Principal Business Activities.”

Our affiliate may be obligated to sell shares of our stock in the public market if we do not pay sufficient dividends.

As of December 31, 2011, Sociedad Administradora de la Obligación Subordinada S.A. (“SAOS”), our affiliate, held 32.9% of our shares as a consequence of our 1996 reorganization. This reorganization was due in part to the 1989 repurchase by the Central Bank of certain non-performing loans that we had previously sold to the Central Bank and later exchanged for subordinated debt without a fixed term. Under the terms of its repayment obligation in favor of the Central Bank, SAOS agreed to replace the Central Bank subordinated debt, and may be required to sell some of our shares to the public. For more information, see “Item 4. Information on the Company—History and Development of the Bank—History—The 1982-1983 Economic Crisis and the Central Bank Subordinated Debt.”

In exchange for assuming the Central Bank indebtedness, SAOS received from SM-Chile S.A. (“SM-Chile”), the holding company that controls us and SAOS, 63.6% of our shares as collateral for this indebtedness. SAOS currently holds 32.9% of our shares. Dividends received from us are the sole source of SAOS’s revenue, which it must apply to repay this indebtedness. However, under SAOS’s agreement with the Central Bank, we have no obligation to distribute dividends to our shareholders. To the extent distributed dividends are not sufficient to pay the amount due on this indebtedness; SAOS is permitted to maintain a cumulative deficit balance with the Central Bank that SAOS commits to pay with future dividends. If the cumulative deficit balance exceeds 20% of our paid-in capital and reserves, the Central Bank may require SAOS to sell a sufficient number of shares of our stock to pay the entire accumulated deficit amount. As of March 31, 2012, SAOS maintained a surplus with the Central Bank of Ch$206,544 million, equivalent to 11.7% of our paid-in capital and reserves. If our shareholders decide to retain and capitalize all or part of our annual net income in order to finance our future growth and to distribute stock dividends, the Central Bank may require us to pay the portion of the net income corresponding to shares owned by SAOS in cash to SAOS. If we distribute stock dividends and the Central Bank does not require us to pay that portion in cash, the shares received by SAOS must be sold by SAOS within the following 12 months. The shareholders of SM-Chile will have a right of first refusal with respect to that sale.

If SAOS is required to sell shares of our stock in the public market, that sale could adversely affect the prevailing market price of our stock.

The results of our operations are affected by inflation and interest rate volatility.

The results of our operations depend to a great extent on our net interest income, which represented 82.9% of our operating revenue in 2011. Changes in inflation and nominal interest rates could affect the interest rates earned on our interest-earning assets differently from the interest rates paid on our interest-bearing liabilities, resulting in a reduction in our net income. Inflation and interest rates are highly sensitive to several factors beyond our control, including the Central Bank’s monetary policy, deregulation of the Chilean financial sector, domestic and international economic and political conditions and other factors. Any volatility in interest rates could have a material adverse effect on us, including our financial condition and results of operations. The inflation rate was 1.38% in 2009, 2.96% in 2010 and 4.44% in 2011. The average annual short-term nominal interest rate in Chile for 90 to 360 day deposits received by Chilean financial institutions was 2.34% in 2009, 2.72% in 2010 and 5.61% in 2011. The average long-term nominal interest rate based on the interest rate of the Central Bank’s five-year bonds was 4.65% in 2009, 5.54% in 2010 and 5.67% in 2011. For more information, see “Item 5. Operating and Financial Review and Prospects—Operating Results—Overview—Inflation” and “Item 5. Operating and Financial Review and Prospects—Operating Results—Overview—Interest Rates.”

Operational problems or errors can have a material adverse impact on our business, financial condition and results of operations.

As all large financial institutions, we are exposed to many operational risks, including the risk of fraud by employees and outsiders, failure to obtain proper internal authorizations, failure to properly document transactions, equipment failures, errors made by employees and natural disasters, such as earthquakes or tsunamis. Although we maintain a system of operational controls and comprehensive contingency plans, there can be no assurance that operational problems or errors will not occur and that their occurrence will not have a material adverse impact on us.

Cybersecurity events could negatively affect our reputation or results of operations and may result in litigation.

We have access to large amounts of confidential financial information and control substantial financial assets belonging to our customers as well as to us. We provide our customers with continuous remote access to their accounts in several different ways and otherwise regularly transfer substantial financial assets by electronic means. Accordingly, cybersecurity is a material risk for us.

We depend on data processing, communication, and information exchange on a variety of platforms and networks over the internet. Thus, we cannot assure you that all of our systems are entirely free from vulnerability to attack. Additionally, we contract with several third-parties to provide the business, data, and communication services we need. If information security is breached, or if one of our employees breaches compliance procedures, information could be lost or misappropriated, which may affect our results of operations, damage others or result in potential litigation. Cybersecurity incidents such as computer break-ins, phishing, identity theft and other disruptions could negatively affect the security of information stored in and transmitted through our computer systems and network infrastructure, which may result in significant liability to us in excess of insurance coverage, and may cause existing and potential customers to refrain from doing business with us. Although we, with the help of service providers, intend to continue to implement security technology and establish operational procedures to prevent such damage, we cannot assure you that these security measures will be successful.

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

The rogatory letter referred to above notified the Chilean judicial authorities that a lawsuit pending before the Spanish Court had been amended to add causes of action concerning concealment of assets and money laundering against Mr. Pablo Granifo Lavin (the chairman of our board of directors) and Mr. Hernán Donoso Lira (former manager of our New York branch) and against us, Banchile Corredores de Bolsa S.A. and Banchile Administradora General de Fondos S.A., the latter three of which face only subsidiary civil liability. The rogatory letter, among other items, requested a joint guarantee (fianza solidaria) from the defendants in the amount of U.S.$77,348,374 and, if the aforementioned parties were not to grant such a joint guarantee, requested the attachment of assets of up to U.S.$103,131,165.

In Chile, a judicial investigation is currently underway and at the time of filing of this annual report no indictments for criminal participation of persons affiliated with us have been issued. Consequently, it is not possible to predict the outcome of these proceedings, or what impact, if any, they might have on us.

Exposure to European sovereign debt or related instruments and future turmoil and destabilization related thereto

Although emerging markets were less impacted by the global financial crisis and showed a quick recovery, there are still concerns about the possibility of a recession in developed countries, especially due to the fiscal condition of certain European economies (such as Greece, Italy, Ireland, Portugal and Spain, also called PIIGS economies). The debt levels and fiscal unreliability of these countries have increased the risks of a new financial crisis and a potential contagion to other economies linked to these countries.

Similarly, at the moment we are unable to determine and predict the effects this situation will have on the world’s and our commercial partners’ GDP growth and overall financial stability. Also, these factors could translate into a local economy’s slowdown that would affect the decision making process of individuals and companies regarding consumption and investment. Accordingly, we cannot assure you that these developments will not occur or that they will not affect us.

As of December 31, 2011 we had a total exposure to PIIGS economies of U.S.$55 million, which represents 0.1% of our total assets as of the same date. This exposure was concentrated in only two economies, Italy and Spain, and it was related to contingent credits, such as standby letter of credits in favor of us as well as third parties. As of the same date, we had no additional exposure to PIIGS countries, in any type of instrument, such as financial assets available-for-sale, assets held for trading, derivatives, commercial loans, credit lines, confirming export letters of credits, etc.

Risks Relating to our ADSs

Our principal shareholders may have interests that differ from those of our other shareholders and their significant share ownership may have an adverse effect on the future market price of our ADSs and shares.

As of April 10, 2012, LQ Inversiones Financieras S.A. (“LQIF”) a holding company beneficially owned by Quiñenco S.A., and Citigroup Chile S.A. holds directly and indirectly 59.32% of the voting rights of our shares. These principal shareholders are in a position to elect a majority of the members of our board of directors, direct our management and control all matters decided by a shareholder vote, including the approval of fundamental corporate transactions.

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

While our ADSs have been listed on the New York Stock Exchange (the “NYSE”) since the first quarter of 2002, there can be no assurance that an active trading market for our ADSs will be sustained. During 2011, a daily average of 32,633 American Depositary Receipts (“ADRs”) were traded on the NYSE. Although our shares are traded on the Santiago Stock Exchange, the Valparaiso Stock Exchange and the Chilean Electronic Stock Exchange, the market for our shares in Chile is small and illiquid. As of December 31, 2011, approximately 15.5% of our outstanding shares were held by shareholders other than our principal shareholders, including SM-Chile, SAOS and Ergas Group.

If an ADS holder withdraws the underlying shares from the ADR facility, the small size of the market, its limited liquidity, and our concentrated ownership, may impair the ability of the ADS holder to sell the shares in the Chilean market in the amount and at the price and time such holder desires, and could increase the volatility of the price of our ADSs.

You may be unable to exercise preemptive rights.

The Ley Sobre Sociedades Anónimas No. 18,046 (the “Chilean Corporations Law”) and the Reglamento de Sociedades Anónimas (the “Chilean Corporations Regulations”) require that whenever we issue new common stock for cash, we grant preemptive rights to all of our shareholders (including holders of ADSs) to purchase a sufficient number of shares to maintain their existing ownership percentage. Such an offering would not be possible unless a registration statement under the Securities Act of 1933, as amended (the “Securities Act”), were effective with respect to such rights and common stock or an exemption from the registration requirements thereunder were available.

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

The market price of the ADSs and shares may be adversely affected by declines in the international financial markets and adverse world economic conditions. The market for Chilean securities is, to varying degrees, influenced by economic and market conditions in the United States and certain emerging market countries, especially those in Latin America. Although economic conditions are different in each country, investors’ reactions to developments in one country can affect the securities markets in other countries, including Chile. Developments in other countries may adversely affect the market price of the ADSs and shares.

In particular, since August 2007 to date, there has been significant volatility in worldwide financial markets due to consequences from the announcement, by several U.S. banks and financial institutions, of significant write-downs related to their exposure to mortgage-backed securities and other financial instruments. Although we are not directly exposed to the U.S. housing credit market and do not directly hold any assets related to such financial instruments, these write-downs, combined with other factors, led to a tightening in the credit markets and to a downturn in the U.S. economy, which impacted the Chilean economy towards the end of 2008. We cannot assure you that these past developments will not continue to affect us, nor that any future developments in international markets could not affect us, including our results of operations and consequently the market price of our ADSs and shares.

Similarly, although our exposure to European sovereign debt is not significant, amounting to U.S.$55 million as of December 31, 2011, we cannot assure you that volatility in global financial markets generated by the uncertainty of the Eurozone fiscal condition will not affect the Chilean economy and consequently our financial condition and results of operations. Accordingly, the price of our ADS could be adversely affected by a new financial turmoil in the Eurozone, as well as the contagion effects on more stable countries, such as Germany, that could translate into increasing volatility and uncertainty all over the world.

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

Our core business activities and transactions are with customers doing business in Chile. Accordingly, our ability to increase our business scale and results of operations and enhance our financial condition, in general, depends on the dynamism of the Chilean economy. The global financial crisis, which affected the local economy towards the end of 2008 and during the first three quarters of 2009, also impacted the domestic financial system due to the deteriorated credit quality of the financial system’s loan portfolio. Conversely, during 2010 and 2011 the local economy and financial system experienced a significant upturn, fostered by real growth in GDP which was associated with an increase in consumption and investment. Accordingly, over the last two years the Chilean banking industry, including us, returned to mid-term trends of growth and profitability. Nevertheless, we cannot assure you that the Chilean economy will continue to grow in the future or that future developments in, or affecting, the Chilean economy and the local financial system will not materially and adversely affect us, our business, financial condition or results of operations.

Currency fluctuations could adversely affect the value of our ADSs and any distributions on the ADSs.

The Chilean Government’s economic policies and any future changes in the value of the Chilean peso against the U.S. dollar could affect the dollar value of our common stock and our ADSs. The peso has been subject to large fluctuations in the past and could continue this trend in the future. Between December 31, 2010 and December 31, 2011, the value of the U.S. dollar relative to the Chilean peso increased by approximately 11.3%, as compared to the 7.5% decrease in value recorded in the period from December 31, 2009 to December 31, 2010.

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

Our results of operations may be affected by fluctuations in the exchange rates between the peso and the U.S. dollar despite our policy and Chilean regulations related to the general avoidance of material exchange rate mismatches. In order to reduce the effect of exchange rate mismatches we enter into foreign exchange derivative transactions. As of December 31, 2011, our foreign currency-denominated assets and Chilean peso-denominated assets, which contain repayment terms linked to changes in foreign currency exchange rates, exceeded our foreign currency-denominated liabilities and Chilean peso-denominated liabilities, which contain repayment terms linked to changes in foreign currency exchange rates, by Ch$500.7 million, or 0.03% of our paid-in capital and reserves.

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

Inflation has been moderate in recent years, especially in comparison to the periods of high inflation in the 1980s and 1990s. High levels of inflation in Chile could adversely affect the Chilean economy and, indirectly, our results of operations and the value of our ADSs. The annual rate of inflation (as measured by changes in the CPI and as reported by the Chilean National Institute of Statistics) during the last five years and the first three months of 2012 was:

Year	Inflation (CPI)

2007	7.8
2008	7.1
2009	(1.4)
2010	3.0
2011	4.4
2012 (through March 31)	0.6%

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

A potential tax reform in Chile may increase our tax burden.

Though no bill has yet been submitted to Congress, there has been a recent announcement from the Government regarding a potential tax reform, specifically a potential increase in the corporate income tax rate. The effects of these potential changes cannot be quantified at this moment; however, these changes may adversely affect our results of operations, increase our costs or impact our profitability.

Item 4.	Information on the Company

HISTORY AND DEVELOPMENT OF THE BANK

Overview

We were founded in 1893, and we have been, for much of our history, among the largest and most profitable Chilean banks in terms of return on assets and equity in Chile. Our core business is commercial banking in Chile, providing traditional banking products and specialized financial services to our diversified customer base of individuals and corporations.

Our legal name is Banco de Chile. We are organized as a banking corporation under the laws of Chile and were licensed by the Superintendency of Banks to operate as a commercial bank on September 17, 1996. Our main executive offices are located at Paseo Ahumada 251, Santiago, Chile, our telephone number is +56 (2) 637-1111 and our website is www.bancochile.cl. Our representative in the United States is Puglisi & Associates, with offices at 850 Library Avenue, Suite 204, Newark, Delaware 19711.

We are a full-service financial institution that provides, directly and indirectly through our subsidiaries and affiliates, a wide variety of credit and non-credit products and services to all segments of the Chilean financial market, providing powerful and differentiated value offerings to our customers. Our business is not materially affected by seasonality.

We organize our operations and deliver our services to our customers through the following four principal business segments:

(i) retail banking;

(ii) wholesale banking;

(iii) treasury and money markets; and

(iv) subsidiaries.

We provide our retail customers with credit cards, residential mortgage loans, consumer loans and automobile financing loans, as well as traditional deposit services, such as current accounts, demand deposits, savings accounts and time deposits. Our banking services for wholesale customers include commercial loans (which include factoring and leasing), foreign trade, capital markets services, cash management and non-credit services, such as payroll and payment services, as well as a wide range of treasury, financial advisory and risk management products.

In 2008, we supplemented our products and services and enhanced our value offerings by entering into a strategic partnership with Citigroup Inc., as a result of our merger with Citibank Chile.

As of December 31, 2011, we also offered international banking services through our Trade Services subsidiary in Hong Kong, our representative offices in São Paulo and Beijing, and a worldwide network of correspondent banks.

In addition to our traditional banking operations, our subsidiaries and affiliates permit us to offer a variety of non-banking and specialized financial services including securities brokerage, mutual funds management, investment banking services, factoring, insurance brokerage, securitization, collection and credit pre-evaluation services.

According to the Superintendency of Banks, as of December 31, 2011, we were the market leader in terms of total loans in Chile with a market share of 19.8%, the largest provider of commercial loans with a market share of 20.6%, the second largest provider of consumer loans with a market share of 22.3%, the second largest privately-owned bank in terms of residential mortgage loans with a market share of 16.4% and the largest privately-owned bank in terms of current accounts and demand deposits balances with a market share of 22.5%.

As of December 31, 2011 we had:

•	total assets of Ch$21,765,558 million (approximately U.S.$41,873 million);

•	total loans of Ch$17,430,447 million (approximately U.S.$33,533 million), before deducting allowances for loan losses;

•	total deposits of Ch$14,177,750 million (approximately U.S.$27,275 million) of which Ch$4,895,426 million (approximately U.S.$9,418 million) correspond to current account and demand deposits; and

•	equity (including net income, non-controlling interest and provisions for minimum dividends) of Ch$2,040,669 million (approximately U.S.$3,926 million).

As of December 31, 2011, we had approximately 14,130 employees and delivered financial products and services through a nationwide distribution network of 441 branches, and 1,987 ATMs, that are part of a larger ATM network operated by Redbanc S.A. (a company owned by us and 11 other privately-owned financial institutions) that comprises 6,589 ATMs.

History

We were founded in 1893 as a result of the merger of Banco Nacional de Chile, Banco Agrícola and Banco de Valparaíso, which created the largest privately held bank in Chile. We have played an important role in the economic history of Chile. Before the creation of the Central Bank in 1926 and prior to the enactment of the General Banking Law, we were the main stabilization agent of the Chilean banking system, a role that is now performed by the Chilean Central Bank. Beginning in the early 1970s, the Chilean Government assumed control of a majority of Chilean banks, and all but one of the foreign banks that were operating at that time closed their branches and offices within the country. Throughout this era, we remained as a privately-owned bank, with the exception of a portion of our shares owned by the Chilean Government that were sold to private investors in 1975. Throughout our history we have developed a well-recognized brand name in Chile and expanded our operations in foreign markets, where we developed an extensive network of correspondent banks. In the early twentieth century, we established a representative office in London, which we maintained until 1985, when our European operations were moved to Frankfurt. The office in Frankfurt was closed in 2000, when our foreign operations were centralized at the New York branch. In 1987 and 1988, we established four subsidiaries to provide a full range of specialized financial products and services as permitted by the General Banking Law, and in 1999, we established our insurance brokerage and factoring subsidiaries. According to our estimates, we remained the largest private bank in Chile until 1996. During the early 2000s, the Chilean banking industry witnessed intense mergers and acquisitions activity. In 2002, we merged with Banco de A. Edwards, which allowed us to expand our business to new customer segments. In 2008, we sold our U.S. branches to Citigroup in connection with our merger with Citibank Chile, carried out during the same year. As a result of these consolidations, we currently operate a distribution network that is composed of three brand names, namely, “Banco de Chile” (which operates throughout Chile), “Banco Edwards-Citi” (which primarily operates in Santiago) and “Banco CrediChile” (which is focused on consumer loans and sight accounts). In 2011 we became the market leader in total loans and the most profitable bank (the highest return on average equity) within Chile, according to information released by the Superintendency of Banks. Similarly, we affirmed our leadership in mutual funds management, and stock brokerage earnings, while our investment banking subsidiary was recognized as the market leader in equity offering advisory services and ranked as the top advisor in corporate bond placements within the local market, according to Dealogic (an international monitor of capital markets) and information available at Superintendencia de Valores y Seguros. Also, during 2011 we carried out a capital increase of approximately U.S.$445 million, associated with the issuance of approximately 3.4 million of new common shares, which allowed us to support our loan growth and reinforce our capital base. This equity offering was successfully received by local and foreign investors and represented a 17% increase of our capital and reserves as of December 31, 2010. In addition, the capital increase translated into higher free float for our stock from 12.1% to 15.5%, which along with our significant market capitalization and trading volumes, resulted in our entry into the Emerging Markets MSCI Index.

Merger with Banco de A. Edwards

On December 6, 2001, our shareholders approved the merger with Banco de A. Edwards, which became effective on January 1, 2002. Banco de A. Edwards had been listed on the NYSE since 1995, and in January 2002, we were listed on the NYSE under the symbol BCH. Since 2002, our shares have also been traded on the Latin American Stock Exchange of the Madrid Stock Exchange (“Latibex”), and the London Stock Exchange (“LSE”). We concluded the merger process by the end of 2002 with the consolidation of a new corporate structure and the integration of our technological platforms.

Merger with Citibank Chile

On December 27, 2007, our shareholders approved our merger with Citibank Chile, which became effective on January 1, 2008. During 2008, we integrated Citibank Chile’s technological platforms with ours and established a new organizational structure in order to satisfy the needs of our customers and to achieve important synergies. We concluded the merger process at the end of 2008 with the integration of Corporación Financiera Atlas S.A. (Citibank Chile’s consumer division) into our consumer division (CrediChile), which allowed us to nearly double our customer base and market share in consumer finance.

Our partnership with Citigroup Inc., an internationally well-known brand name, enabled us to broaden the scope of financial services that we offer to our customers through the addition of global financial services and other benefits to our local retail customers conducting transactions outside Chile. Similarly, this alliance enabled us to enhance our relationship with multinational companies operating in Chile. As a result of this partnership, we entered into a global connectivity agreement (the “Global Connectivity Agreement”), which has supported the creation of (i) an international personal banking unit, responsible for optimizing access to financial services outside Chile to our local retail customers, (ii) a global transactional services unit, responsible for executing local and international cash management services, as well as custody and foreign trade assistance, to our wholesale customers, and (iii) an enhanced investment banking unit, responsible for providing financial advisory services and access to global capital markets to our Chilean corporate customers.

Technological Projects

During 2007, we achieved several milestones. We completed the migration of current accounts, lines of credit and sight accounts into a new module as part of a new core banking system. In addition, the CRM system and the teller solution were expanded to all of our networks. We also implemented a new anti-money laundering program that increases the quality and efficiency of our operational follow-up and alerts.

During 2008, our priorities were focused on operational and technological stabilization after the merger with Citibank Chile. We implemented critical initiatives, such as updating our core database, which included hardware upgrades and the improvement of batch process time and the performance of our front-end systems and middleware components.

During 2009, we focused on the stabilization and optimization of Banco CrediChile’s processes in order to improve on-line and batch procedures performance. Additionally, we continued to improve our general infrastructure to reach higher levels of operational stability. We implemented new servers for current accounts and credit cards, enabling us to significantly reduce processing time. We also put into operation a new server for on-line current accounts. In addition, our technological support division handled important technical developments related to new products launched by us during this year, like RedGiro and Cuenta Móvil. RedGiro allows our customers to transfer money through our ATM network, while Cuenta Móvil permits clients and non-clients to make payments, money transfers and other operations through a mobile phone.

During 2010, our efforts were focused on upgrading internal processes and services, implementing new information technology systems and starting to develop new mid-term strategic IT programs. By December 31, 2010, we had optimized and reduced the response time of different operating processes and achieved important improvements in our internal processes and services, such as: (i) availability of electronic distribution channels; (ii) availability of additional services through the Internet; and (iii) reduction of our operating systems’ starting time. In addition, during 2010 we also implemented several IT projects, including: (i) a new telephone-based service system for our Large Companies and Real Estate Division intended to reduce the rate of unanswered calls; (ii) a system that integrated current accounts from Citibank Chile into our system; and (iii) a number of online systems that allow a credit risk pre-evaluation and online credit simulation through our website. During 2010 we also prioritized the start-up of our data processing center and the upgrade of our contingency site.

In 2011, our technological projects aimed to support the development of new products and services, improve the efficiency and productivity of our internal systems and processes, reinforce our technological infrastructure and minimize our operational risks. Thus, the main projects developed throughout 2011 were: (i) the implementation of new websites and a phone-based sales platform, in addition to the launch of “Banca Móvil” (mobile solutions for tablets and smartphones) for our retail banking segment; (ii) the development of operational and technological processes required to release the “Banco de Chile | Entel” credit card; (iii) the release of a new platform for options trading; (iv) a new system of financial evaluation for companies that supports the tasks carried out by our Corporate Risk Management Division; and (v) the setup of a new data center.

Also worth noting is the development of new policies and systems intended to minimize fraud in electronic transfers and credit cards, as well as the attacks, vandalism, and robberies of ATMs, which are in line with our commitment of anticipating and minimizing cybersecurity risks, as mentioned in “Item 3. Risk Factors—Risks Relating to our Operations and the Chilean Banking Industry” and “Item 3. Risk Factors—Cybersecurity events could negatively affect our reputation or results of operations and may result in litigation.”

The 1982-1983 Economic Crisis and the Central Bank Subordinated Debt

During the 1982-1983 economic crisis, the Chilean banking system experienced significant instability that required the Central Bank and the Chilean Government to provide assistance to most Chilean private sector banks, including us. During this period, we experienced significant financial difficulties. In 1985 and 1986, we increased our capital and sold shares representing 88% of our capital to more than 30,000 new shareholders. As a result, no single shareholder held a controlling stake in the Bank. In 1987, the Superintendency of Banks returned complete control and administration of the Bank to our shareholders and our Board of Directors by ending our provisional administration based on our successful capital increases as required by Law 18,401.

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

The original repayment terms of our Central Bank subordinated debt, which at December 31, 1989 equaled approximately Ch$1,398,038 million (in real terms) to date, required that a certain percentage of our income before provisions for the subordinated debt be applied to repay this obligation. The Central Bank subordinated debt did not have a fixed maturity, and payments were made only to the extent that we earned income before provisions for the subordinated debt. In 1993 we applied 72.9% of our income before provisions to repay the Central Bank subordinated debt. In 1994 we applied 67.6%, and in 1995 we applied 65.8% of our income before provisions to repay the Central Bank subordinated debt.

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

In exchange for assuming the Central Bank indebtedness, SAOS received from SM-Chile 63.6% of our shares as collateral for this indebtedness. Although shares held by SAOS as collateral have economic rights that belong to the Chilean Central Bank, their voting rights are exercised by SM-Chile’s shareholders. As a result of our merger with Banco de A. Edwards, the percentage of our shares held by SAOS decreased to 42.0%. As a result of the capital increases agreed upon in the Extraordinary Shareholders’ Meeting held in May 2007 and in the Extraordinary Shareholders’ Meeting held in January 2011, the share dividends paid in May 2006, May 2007, June 2009, March 2011 and March 2012, and the merger with Citibank Chile in January 2008, the percentage of our shares held by SAOS further decreased to 32.9%. Dividends received from us are the sole source of SAOS’s revenue, to be applied by legal mandate to repay its indebtedness to the Central Bank of Chile. SAOS does not have any other material indebtedness, as it is a special purpose legal created by Law 19,396 whose only business is to own Banco de Chile shares and repay the obligation to the Central Bank of Chile. However, under SAOS’s agreement with the Central Bank, we have no obligation to distribute dividends to our shareholders. To the extent distributed dividends are not sufficient to pay the amount due on its indebtedness, SAOS is permitted to maintain a cumulative deficit balance with the Central Bank that SAOS commits to pay with future dividends. If the cumulative deficit balance exceeds an amount equal to 20% of our paid-in capital and reserves, the Central Bank may require SAOS to sell a sufficient number of shares of our stock to pay the entire accumulated deficit amount. As of March 31, 2012, SAOS maintained a surplus with the Central Bank of Ch$206,544 million, equivalent to 11.7% of our paid-in capital and reserves. See “Item 3. Key Information—Risk Factors—Risks Relating to our Operations and the Banking Industry—Our affiliate may be obligated to sell shares of our stock in the public market if we do not pay sufficient dividends”.

As of December 31, 2011, the outstanding subordinated debt balance held by SAOS amounted to Ch$821,312 million. SAOS paid to the Central Bank a total of Ch$97,973 million during 2009, Ch$101,972 million during 2010 and Ch$131,530 million during 2011, exceeding in each of these years the required minimum annual payment.

As of December 31, 2011, the major shareholder of SM-Chile was LQ Inversiones Financieras S.A. (a subsidiary of Quiñenco S.A.), which owned, directly and indirectly, 58.2% of SM-Chile’s total shares. As of the same date, our major shareholders were SAOS, LQ Inversiones Financieras S.A. and SM-Chile, each having, a direct participation of 32.9%, 31.8% and 13.9% in our total common stock, respectively.

If from time to time in the future our shareholders decide to retain and capitalize all or part of our annual net income in order to finance our future growth and to distribute stock dividends, the Central Bank may require us to pay the portion of the net income corresponding to shares owned by SAOS in cash to SAOS. If we distribute stock dividends and the Central Bank does not require us to pay that portion in cash, the shares received by SAOS must be sold by SAOS within the following 12 months. The shareholders of SM-Chile will have a right of first refusal with respect to that sale.

Capital Expenditures

The following table sets forth our capital expenditures in each of the three years ended December 31, 2009, 2010 and 2011:

	For the Year Ended December 31,
	2009		2010		2011
	(in millions of Ch$)
Computer equipment	Ch$	7,161	Ch$	7,922	Ch$	8,797
Furniture, machinery and installations		4,540		8,658		9,425
Real estate		3,245		5,387		3,481
Vehicles		379		362		370

Subtotal		15,325		22,329		22,073
Software		7,529		15,326		9,597

Total	Ch$	22,854	Ch$	37,655	Ch$	31,670

Our budget for capital expenditures in 2012 is Ch$41,287 million, 70.5% of which is related to information technology expenditures and 29.5% of which is related to infrastructure projects. This level of capital expenditures is in line with our strategic aim of improving our efficiency and reinforcing our proximity to our customers, particularly in our retail banking segment, through physical as well as non-physical contact channels. These capital expenditures are principally financed by our capital and long-term debt financing.

Among the budgeted expenditures for information technology, 40.1% is related to improvements to our main infrastructure, 39.5% is for projects related to new business solutions and the expansion of our distribution network and the remaining amount relates to technological renewal and the development of projects intended to improve the productivity of our support areas.

Our 2012 budget for infrastructure expenditures includes disbursements associated with new branches, as well as the renovation and relocation of some of our existing commercial branches, and general maintenance investments.

BUSINESS OVERVIEW

Our Competitive Strengths

Building on our knowledge of the Chilean financial market, we have historically been able to develop significant competitive advantages based on our strong brand recognition, our widespread branch network, the diversity and relative size of our customer base, our highly competitive funding structure, the superior asset quality of our loan portfolio as compared to our peers in Chile, an attractive risk-return relationship and our market leadership in a diverse range of financial products and services.

Our main competitive advantages are:

Brand Recognition and Strong Corporate Image

We have been operating in Chile for 118 years under the “Banco de Chile” brand name. In order to provide our customers with differentiated value offerings and a wider range of products and services, we have also developed the “Banco Edwards|Citi”, “Banco CrediChile” and “Banchile” brand names. We believe our long-standing history in the Chilean market is recognized by our customers and the general public, who associate us with quality and reliability within the Chilean financial system, as demonstrated in various polls conducted by well-known market research companies. According to market research conducted by Adimark GFK (part of the GFK Group), during 2011 we were the most recognized brand among financial institutions operating in Chile. Also in 2011, Merco (a corporate reputation monitor from Spain) named Banco de Chile as the market leader in corporate reputation within the Chilean banking industry. Similarly, Santander Global Banking and Markets, along with Revista Capital (a monthly local business review) ranked Banco de Chile as the bank with the highest amount of value creation within the local financial system. We believe that our long history in the Chilean banking industry is a key element that differentiates us from our competitors.

Additionally, we believe that our merger with Citibank Chile reinforced our corporate image as a leading and sound financial institution within Chile and allowed us to gain international recognition among customers and investors.

We also believe that our strong corporate image is further strengthened by our commitment to social responsibility, which includes supporting the Teleton Foundation (a non-governmental organization dedicated to assisting and treating Chilean disabled children), our partnership with institutions dedicated to improving the quality of Chilean education, our commitment to the development of sports education and participation in Chile, and our environmental pledge that has led us to implement energy and forestry resources saving policies, as well as other initiatives intended to strengthen our role in, and contribution to, Chilean society.

Nationwide Branch Network and Business-Oriented Service Models

We are present in all regions of Chile and strive to be accessible to every Chilean customer through our broad branch network. As of December 31, 2011, we had a nationwide branch network of 441 branches, the largest within the Chilean banking industry, according to information published by the Superintendency of Banks. This network comprised 233 branches under our “Banco de Chile” brand name, 38 branches under our “Banco Edwards|Citi” brand name and 170 branches that operate under our “Banco CrediChile” brand name. We believe that our broad branch network enables us to develop close relationships with our customers and therefore we are constantly assessing new branch locations throughout Chile. During 2010, we established a “Bicentennial Plan” to open new branches, which resulted in 22 new branches in 2010 and 25 new branches in 2011, with a special focus on cities outside of Santiago.

In addition, to improve our customer service, we are constantly reviewing the appearance and layout of our branches. Our aim is to turn each of our branches into a business generating unit. As a result, we have redesigned our service models in most of our credit-lending units in order to maximize branch profitability and enable our on-site account executives to focus on serving customers and developing new businesses rather than focusing on administrative tasks, which have been mostly transferred to back-office staff.

We believe that our nationwide branch network and our customer-oriented service models enable us to offer more services and products in every region of Chile, enhance our cross-selling capacity and improve our service quality.

Robust Customer Base and Diversified Products and Services Portfolio

We believe that we have one of the largest customer bases among financial institutions in Chile and we provide one of the most diversified array of products and services to our customers. As of December 31, 2011, we had approximately 1,740,000 customers, including: approximately 1,030,000 borrowers, nearly 630,000 current accounts customers, approximately 150,000 time deposits, about 415,000 saving accounts and approximately 1,340,000 issued credit cards. In response to the diverse needs of our customers, we have become a full-service financial group that operates under a multi-brand approach, offering a wide range of traditional banking products and services to our customers that are supplemented by the specialized financial services provided by our subsidiaries, including securities brokerage, mutual funds, securitization, factoring, financial advisory, insurance brokerage and other financial services. In addition, our recent strategic alliance with Citigroup Inc. and the Global Connectivity Agreement we entered into have allowed us to broaden our service offerings by adding a comprehensive portfolio of international financial services that previously we could only partially provide.

We believe that our robust customer base is both an essential driver of our business that allows us to develop new products and services according to new market trends and a valuable asset that enables us to improve cross-sales of our products and services.

Highly Competitive Funding Structure

We believe that we have a cost-effective and highly competitive funding structure based on our leading market position in current accounts and demand deposits. According to the Superintendency of Banks, as of December 31, 2011, we held 22.5% of the demand deposits and current account balances within the Chilean financial system, being the leading privately-owned bank in this matter. As of that same date, these non-interest bearing liabilities represented 23.7% of our total funding structure as compared to the 17.2% reported by the Chilean financial system as a whole (excluding Banco de Chile).

Accordingly, we believe that our funding structure provides us with a cost advantage over our competitors (which use a higher proportion of interest bearing liabilities), as current accounts and demand deposits are the cheapest funding source available in Chile, since they are non-interest bearing liabilities.

We are also constantly trying to diversify our funding structure. In that effort, during 2011 we successfully placed roughly U.S.$1,400 million in senior bonds within the local market. In addition, we entered into a syndicated credit agreement of U.S.$200 million with a group of 15 Asian financial institutions, registered a debt shelf of approximately U.S.$720 million in Mexico and placed senior bonds of U.S.$110 million by using that debt shelf at the end of the year.

Superior Asset Quality

We believe we are the Chilean financial institution with the highest credit quality and the healthiest loan portfolio within the Chilean financial system. We believe our asset quality is the result of our well-known prudent risk management approach and our accurate credit risk models that are constantly improving and have enabled us to maintain relatively low levels of total past-due loans and high coverage indicators over the last few years.

According to the Superintendency of Banks, as of December 31, 2011, we had a delinquency ratio (total past-due loans as a percentage of total loans) of 1.0%, which is well below the delinquency ratio of 2.7% reported by the Chilean financial system (excluding Banco de Chile) as of the same date. Additionally, we maintain the highest coverage ratio (allowances for loan losses to total past-due loans) in the Chilean financial system, which as of December 31, 2011 was equal to 2.1 times as compared to 0.9 times for the Chilean financial system (excluding Banco de Chile).

Attractive Risk-Return Relationship

We believe we have become one of the financial institutions with the highest risk-return relationship within the Chilean financial system.

According to information published by the Superintendency of Banks, as of December 31, 2011, we ranked as the market leader in terms of return-on-average-equity (calculated as net income attributable to shareholders divided by the average equity balance) with a ratio of 24.0%, well above the 16.3% posted by the Chilean financial system as a whole (excluding Banco de Chile) as of the same date. We also ranked first in terms of return-on-average-assets with a ratio of 2.1% as of December 31, 2011, which surpassed the 1.3% reported by the Chilean financial system (excluding Banco de Chile) as of the same date.

In terms of credit risk, as published by the Superintendency of Banks, as of December 31, 2011, our ratio of provisions for loan losses to average loans was 0.79%, which is below the 1.27% recorded by the Chilean financial system (excluding Banco de Chile) as of the same date.

Leading Market Position

We are one of the largest financial institutions in Chile and have become market leaders in a broad range of financial products and services within the Chilean financial system, as depicted in the following table:

	As of December 31, 2011
	Market Share	Market Position
Total Loans to Customers	19.8%	1st
Commercial Loans	20.6%	1st
Consumer Finance Loans(1)	27.2%	1st
Current Accounts Balances	22.9%	1st
Mutual Funds (Assets under management)	23.3%	1st
Stock Brokerage Earnings	24.9%	1st
Consolidated Fees and Commissions Income	25.4%	1st

Source: Superintendency of Banks, Chilean Mutual Funds Association and the Chilean Securities Commission.

(1)	This category includes loans granted by consumer divisions of banks (CrediChile, Banefe, Banco Nova and Banco Condell) and banks specialized in this segment (Banco Falabella, Banco Paris and Banco Ripley). It does not include Banco del Estado. Information as of October 31, 2011, the latest available data.

We have been traditionally recognized as a financial institution with a strong presence in the corporate segment that establishes long-term relationships with the major local and multinational companies that operate in Chile. We have been able to maintain this leading position by continuously improving our products and services and complementing them with comprehensive service models that allow us to successfully serve our customers’ needs.

In the retail banking segment, our Consumer Finance Division (Banco CrediChile) has become the largest provider of consumer loans among the Chilean banks’ consumer divisions, based on comprehensive service offerings for low- and middle-income individuals, as well as our recent merger with Citibank Chile that allowed us to nearly double our market share in this segment as we added Citibank Chile’s former consumer division “Financiera Atlas”. Similarly, through our Commercial Division (Individual and SME Banking), we lead the market in services offered to high-income individuals for whom we have developed an attractive and complete portfolio of financial services, including a full range of wealth management services through some of our subsidiaries. This broad variety of services has also enabled us to lead the Chilean market in terms of income from fees and commissions.

We believe our financial soundness, prestige and brand recognition among Chilean customers have allowed us to become the market leader in terms of current accounts balances within the Chilean financial system. Our position was further consolidated in the financial downturn in 2009, when we benefited from a “flight-to-quality” effect as investors were seeking a reliable institution in which to keep their funds.

We believe that our leadership position and our level of knowledge of Chilean customers’ needs reinforces our competitive strengths.

Our Business Strategy

Vision

“We aspire to be the best bank for our customers, the best place to work, the best investment for our shareholders and the bank with the strongest commitment to the community.”

Throughout our history, we have aspired to be the leading bank in the Chilean financial system. This vision involves all of the diverse stakeholders related to our business and is shared and internalized by all areas across our organization, senior management and the board of directors.

Among the main stakeholders that we strive to satisfy are:

•	Our customers

•	Our aim is to gain substantial knowledge of our customers in order to align our value offerings to their needs, requirements and aspirations in order to build long-term relationships.

•

In addition, our brand recognition, corporate reputation and market leadership within the local financial system represent important competitive advantages that we must capitalize on, preserve and improve by providing our customers with innovative and tailored value offerings.

•	Our employees

•	We are convinced that our human resources are one of our core competitive advantages, given our team’s commitment, dedication and distinctive identity within the financial system.

•

We also believe that promoting a better work environment is key to providing exceptional customer service. For this reason, we focus on creating effective communication channels and developing a meritocratic culture by rewarding our staff’s talents and achievements.

•	Our shareholders

•	We maintain our shareholders’ trust by engaging in projects and businesses intended to maximize the company’s long-term value, while being prudent with regards to business-related risks.

•

Also, through commercial strategies that combine enhanced service quality with greater returns, we have been able to add significant value for our shareholders. This approach – which we expect to maintain – distinguishes us within the Chilean financial system.

•	Our community

•

We believe that our business actions and financial performance depend on our community involvement. As a result, we strive to continuously reinforce our commitment to the community by carrying out diverse social impact initiatives.

•	Thus, we are committed to entrepreneurship, the integration of disabled people, high-quality education and environmental protection.

Mission

“To be a leading financial institution across all segments, providing first-class financial services with innovative solutions that fit our customers’ needs.”

To accomplish this mission, we believe it is essential to attain industry leadership in all businesses and financial areas in which we operate, namely, profitability, efficiency, business scale, customer base, human resources development and corporate social responsibility.

Also, this mission requires initiatives intended to achieve comprehensive excellence in management, with customer satisfaction as our major goal. This requires relying on the best information technology, business models and quality standards within the industry, all of which is summarized by the value creation cycle below:

Strategic Focuses

Our long-term strategy is to maintain and enhance our position as a leading financial institution in Chile by providing a broad range of financial products and services to corporations and individuals nationwide. As part of this strategy, we have developed a multi-brand approach to target different market segments. We intend to leverage our strongly positioned brand names “Banco de Chile”, “Banco Edwards|Citi” and “Banco CrediChile” in traditional banking, which are supplemented by specialized financial services (such as securities brokerage services, mutual funds management, securitization services, factoring services, financial advisory services and insurance brokerage services) provided by our subsidiaries that operate under the “Banchile” brand name.

Since the performance of our business depends on many factors, we cannot assure you that we will be able to implement our strategies successfully nor that we will be able to reach our strategic goals. For a discussion of certain risks applicable to our operations, industry and country we operate in, see “Item 3. Key Information—Risk Factors.”

Our long-term strategy is based on the following key goals:

Maintain Profitable Growth

Our business model is focused on those lines of business that add significant economic value to our shareholders, have appropriate levels of risk and allow us to strengthen long-term relationships with our customers. We seek sustained growth, particularly in higher-margin segments and business areas that show strong growth potential. Accordingly, in recent years we have reoriented our business focus towards the retail, large companies and treasury segments, in which we aim to achieve the same prominent position that we have obtained in the corporate segment. Thus, we strive to:

•	Lead the Retail Banking Segment

In our retail banking segment, our aim is to lead the market by creating differentiated and comprehensive value offerings based on a deep and continuously improving segmentation that permits us to engage in profitable and high-growth potential business opportunities. Thus, we expect to expand our business and customer base by developing tailor-made service models, enlarging our branch network, enhancing our presence in the Small and Medium Companies segment and reinforcing certain lending products that should enable us to consolidate long-term relationships with our customers, especially through payment channels usage (such as credit cards) and residential mortgage loans.

As for the latter, during 2010 we created a new Credit and Debit Card Division, which supports our credit-lending units divisions in defining marketing plans and strategies intended to increase the use of our credit and debit cards, while promoting customer loyalty through those products. This division affirmed its strategic relevance in 2011 as it supported the issuance of more than 350,000 new credit cards while implementing a strategic alliance with a mobile phone service provider that translated into the new “Banco de Chile | Entel” credit card, which permits the exchange of points (accumulated through purchases) for mobile phone minutes and accessories. These actions, along with positive developments in the Chilean economy, allowed us to reach a 27.9% market share in purchases and cash withdrawals made by credit cards within the Chilean financial system. Also, our aim is to continue being an innovative bank within the Chilean financial system and therefore we expect to increase the use of information technologies in our commercial efforts, as part of our value offering. Accordingly, in 2011 we launched our new “Banca Móvil”, a mobile banking solution for our retail banking customers available on tablets and smartphones. As of December 31, 2011, this application had been downloaded more than 80,000 times and we had more than 60,000 active customers using this new solution. During 2011 we also improved our internet-based services by renewing and enhancing our websites directed to small and medium sized companies, as well as low, middle and high-income individual customers.

This strategy intends to take advantage of the retail banking segment’s growth potential. Even though Chile’s per capita GDP has tripled over the last 20 years, banking penetration in the Chilean economy is still below comparable countries, particularly within the low- and middle-income population segments and with respect to certain banking products such as residential mortgage loans. Thus, we believe we can further grow this segment since, according to the Superintendency of Banks, as of December 31, 2011 we had a 22.3% market share in consumer loans and a 16.4% market share in residential mortgage loans, which are 3.3% and 6.9% below the market leader, respectively. Due to our effective commercial strategies, during 2011 we were able to substantially reduce the gap between us and the market leader in both products. Prior to 2011 the gap was 5.6% in consumer loans while it was 8.8% in residential mortgage loans.

•	Enhance the Wholesale Banking Segment

In our wholesale banking segment (large companies and corporations), we aim to maintain our leading market position in terms of loans and focus on achieving higher profitability by improving our value offerings in order to increase cross-sell. Thus, our efforts are concentrated on: improving our offering of cash management services, increasing the penetration of products designed by our Treasury, enhancing our presence in certain lending products such as leasing and factoring, and promoting international businesses by taking advantage of the commercial synergies related to both our merger with Citibank Chile (such as the Global Connectivity Agreement with Citigroup) and the specialized financial services offered by our subsidiaries, such as securities brokerage, mutual funds management and financial advisory.

We believe that we have already achieved significant improvements in these matters. According to our management information system, we have increased our cross-sell indicator of non-lending revenues to lending revenues from 1.2 times in 2007 to 1.5 times in 2011. As a result of the previously mentioned initiatives, we expect to keep enhancing our cross-sell strategy and the wholesale segment’s profitability.

In addition to our traditional lending activities, we have developed other financial activities in order to diversify our revenue sources and continue to grow profitably, such as foreign exchange derivative transactions and fee-based products and services. As a result, our consolidated income from fees and other services has become an important source of revenue, reaching Ch$292,262 million (or 25.1% of our total operating revenues) in 2010 and Ch$308,773 million (or 24.5% of our total operating revenues) in 2011. We aim to continue increasing our net fees and commissions income by developing new products and services and by reinforcing cross-sell in the retail and wholesale segments.

We are also constantly looking for profitable business opportunities with potential partners, such as our merger with Citibank Chile.

Improve Operating Efficiency

We believe that operating efficiency is a key competitive advantage within a highly competitive market such as the Chilean financial system. As a result, we strive to increase our efficiency levels by increasing productivity and reducing costs. To achieve this goal, we have invested in information technology and the development of simpler, more manageable, secure and modern business processes and platforms to attain faster response times and higher productivity.

In the last three years, we have invested approximately Ch$56,300 million (approximately Ch$14,700 million, Ch$23,200 million and Ch$18,400 million in 2009, 2010 and 2011, respectively) in technology, mainly in software and hardware, as we believe this is one of the best ways to improve our service quality and operating efficiency. Similarly, we are developing internal processes intended to reduce and keep our expenses under control. In 2011, we prioritized the start-up of our data processing center and the upgrade of our contingency site, which allows us to increase our operational productivity while reducing the operational risks. Also, in order to focus our efforts on our core business, we entered into a long-term contract with a technology provider, who will be responsible for managing and maintaining our mainframes.

As a result, we have improved our efficiency ratio since 2009. During 2009, 2010 and 2011, our consolidated operating expenses represented respectively 47.5%, 46.7% and 48.7% (including non-recurring items that account for 2.3% of the ratio) of our consolidated operating revenues. We believe this improvement is partially attributable to our successful merger with Citibank Chile, since it generated synergies in several of our business segments.

We expect to continue improving our efficiency ratio in the coming years by enhancing our strategic development capabilities, increasing our business scale (generating economies of scale), developing economies of scope by incorporating new financially related businesses, reinforcing the productivity of our branch network, enhancing our remote transactional channels, improving our credit processes, developing a higher level of automatization in our internal processes and reinforcing our cost controls and monitoring procedures.

Achieve Superior Service Quality

We are convinced that in a highly competitive industry, such as the Chilean banking system, a key element of competition is a customer-based focus, in order to generate loyalty and long-term relationships. To achieve this goal, we strive to continuously improve our relationship with our customers by developing commercial strategies aligned with their needs, as well as improving our time response and customer satisfaction indicators.

Consistent with this view, in 2009 we created a new division responsible for assessing and improving the quality of our services. This division has set new policies and projects to achieve the highest service quality standards within the Chilean banking industry. The division is composed of work teams of employees from different areas of the Bank who are committed to develop and promote a high-quality culture in the Bank.

In addition, diverse projects have been undertaken by the Bank in order to improve service quality, such as: (i) identifying new customer segments and sub-segments in retail and wholesale banking segments, (ii) implementing new value propositions with an emphasis on service excellence which include new service models, (iii) enhancing our service quality through an ongoing plan that identifies the key behaviors of our customers and developing a service protocol for different kinds of clients, (iv) significantly improving our delivery time for products, (v) reinforcing our Internet channel and business units in order to increase information processing capacity, allowing us to manage larger volumes of business with improved response time, (vi) enhancing quality at branches, and (vii) implementing different performance evaluation measures to compare our service quality levels with those of our competitors, and (viii) incorporating good practices used in other markets, industries and countries.

We expect to continue benchmarking our competitors’ service performance and incorporate best practices from other markets, industries and countries.

Promote Excellence in Human Resources Management

We believe human resources are a key element to achieve our long-term goals. In order to consolidate profitable growth, attain operating efficiency and achieve high service quality standards over the long term, we believe it is essential to have a motivated and highly-qualified workforce that is aligned with our corporate goals.

Accordingly, we strive to develop a staff committed to both excellence and our corporate values by establishing a distinctive culture among our employees and promoting: (i) a clear focus on the customer, (ii) confidence and leadership, (iii) meritocracy and high performance, (iv) collaboration and teamwork, (v) accountability and empowerment and (vi) innovation and continuous improvement.

We also seek to remain as one of the most respected employers in Chile. For this reason, we have carried out a comprehensive talent inventory review in order to suitably identify our staff’s skills and define the correct policies in order to optimize the management of our human resources. Similarly, in 2011 we implemented diverse human resources performance metrics, such as: (i) a competence evaluation that allowed us to determine areas of improvement for approximately 8,500 employees, (ii) a 360° evaluation system for our mid-level managers. In addition, we established a meritocracy-oriented educational program “Jefes para el Chile” that led to the promotion of approximately 800 employees.

Ownership Structure (1)

The following diagram shows our ownership structure as of February 29, 2012:

(1)	The ownership structure diagram only reflects share ownership and it does not represent voting rights. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders”

Principal Business Activities

We are a full-service financial institution that provides, directly and indirectly through our subsidiaries and affiliates, a wide variety of credit and non-credit products and services to all segments of the Chilean financial market. Accordingly, for management purposes we organize our operations in the following four business segments:

The information relating to our business segments presented in this section has been prepared in accordance with our internal reporting policies. See “Item 5. Operating and Financial Review and Prospects—Results of Operations for the Years Ended December 31, 2009, 2010 and 2011—Business Segments” and “Item 5. Operating and Financial Review and Prospects—Results of Operations for the Years Ended December 31, 2009, 2010 and 2011—Summary of Differences between Internal Reporting Policies and IFRS” for a description of the most significant differences between our internal reporting policies and IFRS.

The following table sets forth information on the composition of our loan portfolio and our consolidated net income before tax in accordance with our internal reporting policies for the year ended December 31, 2011, allocated among our principal business segments:

	Total Loans			Consolidated Net Income(1) (2)
	For the Year Ended December 31, 2011
BANK’S INTERNAL REPORTING POLICIES:	(in millions of Ch$, except percentages)
Retail market	Ch$	8,294,469	47.7%	Ch$	259,962
Wholesale market		8,668,738	49.9%		149,032
Treasury and money market operations		—	—		20,264
Operations through subsidiaries		414,586	2.4%		59,136
Other (Adjustments and Eliminations)		—	—		—

Total	Ch$	17,377,793	100.0%	Ch$	488,394

(1)	This net income breakdown is used for internal reporting and planning purposes and it is based on, among other things, our estimated funding cost and direct and indirect cost allocations. This breakdown may differ in some aspects from breakdowns of our operating income for financial reporting and regulatory purposes. Separate information on the operations, assets and income of our financial services subsidiaries and affiliates is provided below under “—Operations through Subsidiaries.”
(2)	Consolidated net income consists of net income by business segment before tax expenses.

The following table sets forth our consolidated operating revenues in accordance with our internal reporting policies, allocated among our principal business segments:

	For the Year Ended December 31,
	2009		2010		2011
BANK’S INTERNAL REPORTING POLICIES:	(in millions of Ch$)
Retail market	Ch$	588,373	Ch$	672,527	Ch$	767,750
Wholesale market		259,027		281,058		288,058
Treasury and money market operations		60,072		77,723		31,432
Operations through subsidiaries		131,097		150,312		148,670
Other (adjustments and eliminations)		(12,307)		(12,838)		(12,128)

Total Operating Revenues	Ch$	1,026,262	Ch$	1,168,782	Ch$	1,223,782

The following table sets forth a geographic market breakdown of our operating revenues in accordance with our internal reporting policies for the years indicated:

	For the Year Ended December 31,
	2009		2010		2011
BANK’S INTERNAL REPORTING POLICIES:	(in millions of Ch$)
Chile	Ch$	1,038,498	Ch$	1,181,530	Ch$	1,235,817
Banking operations		907,472		1,031,308		1,087,240
Operations through subsidiaries		131,026		150,222		148,577
Foreign operations		71		90		93
Operations through subsidiaries		71		90		93
Other (adjustments and eliminations)		(12,307)		(12,838)		(12,128)

Total Operating Revenues	Ch$	1,026,262	Ch$	1,168,782	Ch$	1,223,782

Retail Market

Our retail banking segment serves the financial needs of individuals and small and medium-sized companies through our branch network. As of December 31, 2011, we had a total of 441 branches, of which 271 operated under our “Banco de Chile” and “Banco Edwards Citi” brand names and 170 operate under the “Banco CrediChile” brand name.

As of December 31, 2011, our retail segment represented 47.7% of our total loans and accounted for Ch$259,962 million of our net income before taxes for the year ended December 31, 2011.

In terms of composition, as set forth in the following table, our retail market business segment’s loan portfolio as of December 31, 2011 was principally focused on residential mortgage loans, which represented 43.4% of the segment’s portfolio. The remaining loans were distributed between consumer credits (30.8%) and commercial credits (25.8%).

	As of December 31, 2011
BANK’S INTERNAL REPORTING POLICIES:	(in millions of Ch$, except percentages)
Commercial loans	Ch$	2,138,529	25.8%
Residential mortgage loans		3,598,751	43.4
Consumer loans		2,557,189	30.8

Total	Ch$	8,294,469	100.0%

We serve the retail market business segment through two different and specialized divisions: (i) the Commercial Division (Individual and SME Banking) and (ii) the Consumer Finance Division (or Banco CrediChile).

Commercial Division (Individual and SME Banking)

The Commercial Division (Individual and SME Banking) is responsible for offering financial services to individuals with monthly incomes over Ch$400,000 (or Ch$4.8 million per year) and to small and medium-sized companies with annual sales of up to approximately Ch$1,600 million. This division manages the portion of our branch network that operates under the brand names “Banco de Chile” and “Banco Edwards Citi” and had 271 branches as of December 31, 2011.

The strategy followed by the Commercial Division (Individual and SME Banking) is mainly focused on sub-segmentation, multi-brand positioning, cross-sales of lending and non-lending products and service quality based on customized service models for specific customer needs. Loyalty programs have been increasingly incorporated into our commercial targets for each sub-segment and they have enabled us to increase the use of our credit cards and our commission–based income. In addition, the division’s operations count on the support of specialized call centers and internet banking services, along with a wide range of management tools that allow us to measure returns, the performance of cross-sold products and the effectiveness of marketing campaigns. During 2011, this division also developed “Banca Móvil”, a successful internet-based solution which allows our costumers to make banking transactions from their tablets and smartphones.

As of December 31, 2011, the Commercial Division (Individual and SME Banking) served 791,040 individual customers (hereafter “customer” should be understood as the sum of individuals or companies that hold at least a current account, a credit or a sight account) and 67,128 small- and medium-sized Chilean companies. This customer base resulted in total loans to 580,884 debtors, which includes 80,977 residential mortgage loans debtors, 81,191 commercial loan debtors, 344,960 utilized lines of credit, 309,753 installment loans and 850,075 credit card accounts. As of the same date, the division held 629,835 current accounts, 155,168 savings accounts and 137,944 time deposits.

As of December 31, 2011, loans originated by our Commercial Division (Individual and SME Banking) represented 43.4% of our total loans and 90.9% of loans granted by our retail market segment. The following table sets forth the composition of the division’s loan portfolio in accordance with our internal reporting policies, as of December 31, 2011:

	As of December 31, 2011
BANK’S INTERNAL REPORTING POLICIES:	(in millions of Ch$, except percentages)
Commercial Loans
Commercial credits	Ch$	1,818,380	24.1%
Leasing contracts		210,646	2.8
Other loans		105,522	1.4
Total Commercial Loans		2,134,548	28.3
Residential Mortgage Loans		3,546,846	47.0
Consumer Loans
Installment loans		1,132,190	15.0
Credit cards		497,544	6.6
Lines of credit and other loans		231,685	3.1
Total Consumer Loans		1,861,419	24.7

Total	Ch$	7,542,813	100.0%

We offer a variety of financial services to individuals and small and medium-sized companies, directly through the division or indirectly through our subsidiaries and affiliates, such as current accounts, automatic bill payment, debit cards, credit cards, revolving credit lines, housing loans, consumer loans, commercial loans, mortgage loans, leasing agreements, factoring services, investment management, support in import and export transactions, collection services, payments and collections, insurance brokerage (which handles life and casualty insurance), savings instruments, mutual funds, stock trading and foreign currency services.

Installment Loans

Our consumer installment loans are generally incurred, up to a customer’s approved credit limit, to finance the cost of goods or services, such as cars, travel and household furnishings. Consumer loans are denominated in both pesos and UF, and bear fixed or variable interest rates and are generally repayable in installments over a period of up to 36 months.

As of December 31, 2011, we had Ch$1,132,190 million in installment loans granted by our Commercial Division (Individual and SME Banking), which accounted for 44.3% of the retail market business segment’s consumer loans. Most of these installment loans are denominated in Chilean pesos and are payable monthly.

Residential Mortgage Loans

As of December 31, 2011, we had outstanding residential mortgage loans of Ch$3,546,846 million, which represented 42.8% of the retail market business segment’s total loans and 20.4% of our total loans. According to information published by the Superintendency of Banks, as of December 31, 2011 we were Chile’s second largest privately-owned bank in terms of mortgage loans, accounting for approximately 20.9% of mortgage loans granted by Chilean privately-owned banks, excluding loans granted by Banco del Estado, a government-owned bank.

Our residential mortgage loans are generally denominated in UF and have maturities that range between five and thirty years. To date, the average residual maturity of our residential mortgage loan portfolio was 16.9 years. Originally, we funded our residential mortgage loans through the issuance of mortgage finance bonds, which are recourse obligations only to us with payment terms that are matched to the residential loans. Also, the mortgage finance bonds bear real market interest rates plus a fixed spread over the variable rate of the UF, which permits us to reduce our exposure to interest rate fluctuations and inflation. Chilean banking regulations allow us to finance up to 100% of a residential mortgage loan with mortgage finance bonds, based on the purchase price of the property securing the loan or the appraised value of such property. In addition, we generally require that the monthly payments on a residential mortgage loan not exceed 25% of the borrower’s household after-tax monthly income, when the customer belongs to the low-income population segment. However, that limit can be adjusted for the middle and high-income population segments.

Over the last decade, we have also promoted the expansion of Mutuos Hipotecarios, a mortgage-lending product, which is not financed by mortgage finance bonds, but instead through our general funds. Mutuos Hipotecarios allow customers to finance up to 100% of the purchase price or the appraised value of the property, whichever is lower, instead of the 75% that a standard mortgage would allow. As of December 31, 2011 our residential mortgage loan portfolio was principally composed of Mutuos Hipotecarios, as customers have preferred them due to their flexibility and simplicity, as they permit financing of up to 100% of the property’s purchase price and are easier to prepay.

The following table sets forth the composition of our residential mortgage loan portfolio by product type:

	As of December 31, 2011
BANK’S INTERNAL REPORTING POLICIES:	(in millions of Ch$, except percentages)
Secured Residential Mortgage Loans(1)
Loans financed with Mortgage Bonds	Ch$	134,377	3.7%
Mutuos Hipotecarios		3,473,057	96.3

Total Secured Other-than-Mortgage Loans	Ch$	3,607,434	100.0%

(1)	Correspond to the Bank’s total secured residential mortgage loans and not only those associated with the Commercial Division (Individual and SME Banking).

As shown above, as of December 31, 2011 residential mortgage loans financed with Mortgage Bonds represented 3.7% of our total residential mortgage loan portfolio, while the remaining 96.3% corresponded to Mutuos Hipotecarios. As of the same date, loans financed with Mortgage Bonds had an average origination period of 11 years (the period from the date when the loans were granted) and 23.7% of these loans were granted by CrediChile. Conversely, as of December 31, 2011 the Mutuos Hipotecarios portfolio had an average origination period of 4.3 years (the period from the date when the loans were granted) and just 0.6% of these loans were granted by CrediChile. In terms of credit risk, in 2011, loans financed with Mortgage Bonds, as well as Mutuos Hipotecarios, had low gross credit risk ratios of 0.27% and 0.10%, respectively. The difference between both ratios is explained by the previously mentioned factors and also by the Bank’s stricter requirements to grant Mutuos Hipotecarios that finance up to 100% of the property’s purchase price.

Regarding Mortgage Bonds that finance residential mortgage loans, the Bank is solely responsible for the payment of the Mortgage Bond obligation to the mortgage bond holders, regardless of the payment behavior of the residential mortgage borrower. Accordingly, in the ordinary course of business, none of our residential mortgage loans serves as a guarantee or collateral for our mortgage bonds.

For those loans that finance a higher portion of the property appraised value, we demand that customers comply with stricter requirements, which are verified during the credit assessment stage. These requirements are related to: (i) the history of the relationship between the Bank and the customer (new or current client), (ii) credit risk scores, (iii) monthly income, (iv) type of job (employed or self-employed), and (v) years employed. In order to illustrate the above mentioned, the table below sets forth an example of requirements for residential mortgage loans that finance up to 90% and more than 90% of the property value, with a common term and granted to employed as well as self-employed new customers.

Credit–granting requirements

(in millions of Ch$, except percentages)

New Clients	Requirements (in millions of Ch$, except percentages)
Loan / Property value	≤ 90%	> 90%
Employed
• Years employed	≥ 1 year	≥ 2 years

• Monthly Income	≥ Ch$0.4	≥ Ch$0.85

Self-Employed
• Years employed (1)	≥ 2 years	≥ 3 years

• Monthly Income	≥ Ch$0.5	≥ Ch$1.2

(1)	In case of self-employed clients, years employed refers to the minimum period of time in which the customer has been filing annual tax declarations with the Chilean Internal Revenue Service.

During 2011, 36.2% of the residential mortgage loans granted to our customers financed between 90% and 100% of the property value. Similarly during 2011, loans financing between 75% and 90% of the property appraised value represented 30.9% of these loans, loans financing between 50% and 75% of the property value represented 21.6% of these loans, and loans financing less than 50% of the property value represented 11.3% of these loans.

An additional feature of our mortgage loans is that mortgaged property typically secures all of the mortgagor’s credit with us, including installment loans and due balances associated with credit cards and credit lines. Our total amount of loans secured by real estate guarantees, their loan-to-value (LTV) ratio and their relative share in our total loan portfolio—as of December 31, 2011—are depicted in the table below:

	As of December 31, 2011
	Outstanding Balance		LTV (2)(3)	% of Bank’s Total Loans
BANK’S INTERNAL REPORTING POLICIES:	(in millions of Ch$, except percentages)
Secured Loans(1)
Residential Mortgage Loans	Ch$	3,607,434	57.1%	20.8%
Other than mortgage loans		395,373	14.6	2.3

Total Secured Loans	Ch$	4,002,807	63.3%	23.1%

(1)	Correspond to Bank’s total secured loans and not only those associated with the Commercial Division (Individual and SME Banking).
(2)	LTV ratio is computed as the amount of secured loans divided by the value of their associated collateral.
(3)	For other-than-mortgage loans, the LTV ratio is computed as the amount of the excess guarantee (after deductions) of the balance of the associated residential mortgage loans, as those guarantees are initially established in order to secure the residential mortgage loan.

In addition, the following table sets forth the composition of the other-than-mortgage loans secured by real estate guarantees:

	As of December 31, 2011
BANK’S INTERNAL REPORTING POLICIES:	(in millions of Ch$, except percentages)
Secured Other-than-Mortgage Loans(1)
Consumer Loans	Ch$	237,818	60.1%
Credit Lines		44,632	11.3
Credit Cards		112,923	28.6

Total Secured Other-than-Mortgage Loans	Ch$	395,373	100.0%

(1)	Correspond to Bank’s total secured Other-than-Mortgage Loans and not only those associated with the Commercial Division (Individual and SME Banking).

Finally, it is important to mention that—unlike other countries—in addition to the specific legal rights afforded by the mortgage loan (including foreclosure rights), the Bank may collect the pending balance of the mortgage loan over other assets of the mortgage debtor based on certain legal liens provided by law (derecho de prenda general). Regarding the foreclosure processes, as permitted by Chilean regulations we may write-off secured loans (such as residential mortgage loans) the earlier of 48 months from the date the loans become overdue and once we have made all efforts for recovering the past due loan without success. This applies to residential mortgage loans financed with mortgage finance bonds as well as for Mutuos Hipotecarios. Our foreclosure processes comply with the procedures determined by Chilean regulation. However, as we strive to continuously improve our collection processes, we have achieved average terms of 30 months for foreclosures associated with residential mortgage loans.

Credit Cards

As of December 31, 2011, we issued both individual and corporate Visa, MasterCard and Diners credit cards. In addition to traditional credit cards, our portfolio also includes co-branded cards (e.g., “Travel Club,” “Global Pass,” and “Advantage,” among others), and 61 affinity card groups, most of which were associated with our co-branded programs.

Two of our affiliates, Transbank S.A. and Nexus S.A., provide us with merchant acquisition and credit card processing services. As of December 31, 2011, Transbank S.A. had 12 shareholders and Nexus S.A. had seven shareholders, all of which were banks. As of December 31, 2011, our equity ownership in Transbank S.A. was 26.2% and our equity ownership in Nexus S.A. was 25.8%.

As of December 31, 2011, the division had 850,075 valid credit card accounts, with 1,024,478 credit cards issued to individuals and small and medium-sized companies. Total charges on our credit cards during 2011 amounted to Ch$1,747,624 million, with Ch$1,518,230 million corresponding to purchases and service payments in Chile and abroad and Ch$229,394 million corresponding to cash advances both within Chile and abroad. These amounts (which do not include the charges associated with our CrediChile’s credit cards) accounted for 26.4% of the total charge volume of bank credit cards issued in Chile in 2011, according to monthly statistics provided by Transbank S.A.

As of December 31, 2011, our credit card loans to individuals and small and medium-sized companies amounted to Ch$497,544 million and represented 19.5% of our retail market business segment’s consumer loans.

We believe that the Chilean market for credit cards has a high growth potential, especially among lower- and middle-income customer segments, as the average merchant fees should continue to decline due to increasing competition from other banks that operate in Chile and the large department stores and other non-banking businesses that are involved in the issuance of credit cards. As a result, in 2010 we created a new Credit and Debit Card Division, which is responsible for developing commercial strategies to reinforce this payment channel by supporting the activities carried out by our Commercial Division (Individual and SME Banking). Based on this strategy, the latter division issued roughly 230,000 new credit cards in 2011 and entered into a strategic alliance with a mobile phone provider that resulted in the new “Banco de Chile | Entel” credit card.

Commercial Credits

Commercial loans granted by our Commercial Division (Individual and SME Banking) mainly consist of project financing and working capital loans granted to small and medium-sized companies, which are denominated in Chilean pesos, UF and U.S. dollars and may have fixed or variable rates of interest and generally mature between one and three months. As of December 31, 2011, our Commercial Division (Individual and SME Banking) had outstanding commercial loans of Ch$1,818,380 million, representing 21.9% of the retail market business segment’s total loans and 10.5% of our total loans as of the same date.

Leasing Contracts

Leasing contracts are financing leases for capital equipment and property. Leasing contracts may have fixed or variable interest rates and generally mature within one and five years for equipment and within five and twenty years for property. Most of these contracts are denominated in UF. As of December 31, 2011, our Commercial Division (Individual and SME Banking) had outstanding leasing contracts of Ch$210,646 million, representing 2.5% of the retail market business segment’s total loans and 1.2% of our total loans as of the same date.

Non-Residential Mortgage Loans

Non-residential mortgage loans granted to individuals and small- and medium-sized companies are loans made to finance offices, land, facilities and other real estate. Non-residential mortgage loans are denominated in UF and generally have maturities between eight and twelve years. As of December 31, 2011, our Commercial Division (Individual and SME Banking) had non-residential mortgage loans of approximately Ch$80,495 million, representing 1.0% of the retail market business segment’s total loans and 0.5% of our total loans as of the same date.

Debit Cards

We offer different types of debit cards to our customers. Depending on their specifications, these cards can be used for banking transactions at ATMs that operate on the local network, such as Redbanc, the Visa International PLUS network, the local network of merchants participating in the local Redcompra debit program or the international network of merchants associated with the Electron program. We have given different names to these debit cards depending on the card’s specific functions and the link between the brand and target market which they serve. During 2011, we offered the following cards: Chilecard, Chilecard Plus, Chilecard Electron, Banjoven, Multiedwards, and Citicard. As of December 31, 2011, according to monthly statistics provided by Transbank S.A., the division had a 19.6% market share of debit card purchase transactions (not including Banco CrediChile’s debit cards, as those are reported under our Consumer Finance Division), which corresponds to approximately 48.4 million purchases performed throughout the year.

Lines of Credit

We had approximately 531,009 approved lines of credit to individual customers and small and medium-sized companies as of December 31, 2011, and outstanding advances to 344,960 individual customers and small and medium- sized companies that totaled Ch$288,571 million, or 3.5% of the retail market business segment’s total loans.

Our lines of credit for individual customers are generally available on a revolving basis, up to an approved credit limit, and may be used for any purpose. Advances under lines of credit are denominated in Chilean pesos and bear an interest rate that is set monthly.

Deposit Products

We strategically offer deposit products to increase our deposit-taking activities as a means of diversifying our sources of funding. We believe that the deposits of our individual customers provide us with a relatively low-cost, stable source of funding, as well as an opportunity to cross-market our other products and services. In this regard, we offer current accounts, time deposits and savings accounts to our individual customers. Current accounts are Chilean peso-denominated and the majority bear no interest (approximately 0.1% of our total current accounts are interest-bearing), and savings accounts are denominated in UF and bear a fixed-interest rate. Time deposits are denominated in Chilean pesos, UF and U.S. dollars and most bear interest at a fixed rate with terms that range between thirty to 360 days.

While historically demand has been mainly for UF-denominated deposits during periods of high inflation, demand for Chilean peso-denominated deposits has increased in recent years as a consequence of lower and more stable inflation rates in Chile. This trend could also be observed during the financial crisis of 2008 and 2009, when we benefited from a flight-to-quality effect. Due to the high volatility observed in the financial markets and low interest rates (in line with monetary stimulus prompted by central banks worldwide) customers and non-customers increasingly deposited their funds in our current accounts, particularly those denominated in Chilean pesos, as inflation was negative.

Consumer Finance Division (Banco CrediChile)

The Consumer Finance Division provides loans and other financial services to low and middle-income segments (individuals whose monthly incomes range from Ch$170,000 to Ch$400,000), which historically have only been partially served by financial institutions. Also, our Consumer Finance Division serves micro-businesses. Banco CrediChile represents an alternative delivery channel for our products and services to these segments, maintaining a separate brand supported by a network of 170 Banco CrediChile branches as of December 31, 2011. Banco CrediChile was established in 2004 from what was formerly our consumer banking division. During 2008, the business of Banco CrediChile was merged with the consumer division of Citibank Chile (Corporación Financiera Atlas S.A.) as a consequence of our merger with Citibank Chile.

Banco CrediChile offers its customers a variety of banking products, such as consumer loans, credit cards, automobile financing loans, residential mortgage loans and a special demand deposit account (see “—Bancuenta”) targeted at low-income customers. As of December 31, 2011, Banco CrediChile had 857,946 customers and total loans outstanding that amounted to Ch$751,656 million, representing 4.3% of our total loans outstanding as of the same date.

The following table sets forth the composition of Banco CrediChile’s loan portfolio in accordance with our internal reporting policies, as of December 31, 2011:

	As of December 31, 2011
BANK’S INTERNAL REPORTING POLICIES:	(in millions of Ch$, except percentages)
Consumer loans
Installment loans	Ch$	625,693	83.2%
Credit cards		69,843	9.3
Lines of credit		234	0.1
Total consumer loans		695,770	92.6

Residential mortgage loans		51,905	6.9
Commercial loans		3,981	0.5

Total	Ch$	751,656	100.0%

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

The Superintendency of Banks requires greater allowances for loan losses for those banks with low credit classifications. This is the case for Banco CrediChile, which employs a specific credit scoring system, developed by our corporate risk division, as well as other criteria to evaluate and monitor credit risk. Thus, in order to ensure the quality of its loan portfolio, Banco CrediChile adheres to our general loan origination procedures, particularly with regard to the use of our credit scoring system and credit management policies, including the use of credit bureaus and the services of the Superintendency of Banks. In addition, Banco CrediChile carries out rigorous procedures for collection of past-due loans through Socofin S.A., our specialized collection subsidiary. We believe that we have suitable procedures and infrastructure in place to manage the risk exposure of Banco CrediChile. These procedures allow us to take advantage of the attractive growth and earnings potential of this market segment while helping to manage exposure to higher risk. See “Item 3. Key Information—Risk Factors—Risks Relating to our Operations and the Chilean Banking Industry—The growth of our loan portfolio may expose us to increased loan losses” and “Item 3. Key Information—Risk Factors—Risks Relating to our Operations and the Chilean Banking Industry—Our loan portfolio may not continue to grow at the same or similar rate.”

Consumer Lending

Banco CrediChile provides short to medium-term consumer loans and credit card services. As of December 31, 2011, Banco CrediChile had approximately 354,857 consumer loan debtors related to Ch$625,693 million. As of the same date, Banco CrediChile customers had 306,253 valid credit card accounts, with outstanding balances of Ch$69,843 million.

Bancuenta

Banco CrediChile offers its customers Bancuenta, a basic deposit product that is flexible and easy to use. This product allows us to tap into a section of the consumer market that previously was not participating in the banking system. The Bancuenta account is a non-interest bearing demand deposit account without checking privileges targeted at customers who want a secure and comfortable means of managing and accessing their money. Customers may use an ATM card linked to their Bancuenta account (which may include a revolving line of credit) to make deposits or automatic payments to other Banco CrediChile accounts through a network of 1,987 ATMs available through the Redbanc network as of December 31, 2011.

As of December 31, 2011 Banco CrediChile had 820,237 Bancuenta accounts. Bancuenta account holders pay an annual fee, a fee related to the number of withdrawals on the Bancuenta line of credit and interest on any outstanding balance under the line of credit. All fees and interest due on a Bancuenta account are withdrawn automatically on a monthly basis from funds available in the account. Bancuenta allows us to offer our wholesale customers the ability to pay their employees by direct deposit of funds into the individual employee’s account at Banco CrediChile. We believe this product can lead to stronger long-term relationships with our wholesale customers and their employees.

Wholesale Market

Our wholesale market business segment serves the needs of corporate customers. In 2011, this business segment recorded annual operating revenues of approximately Ch$288,058 million, which represented 23.5% of our total operating revenues, and annual net income before taxes of Ch$149,032 million, which represented 30.5% of our consolidated net income before taxes. As of December 31, 2011 loans made by this business segment amounted to Ch$8,668,738 million and represented 49.9% of our total loan portfolio.

The following table sets forth the composition of our portfolio of loans to the wholesale market in accordance with our internal reporting policies, as of December 31, 2011:

	As of December 31, 2011
BANK’S INTERNAL REPORTING POLICIES:	(in millions of Ch$, except percentages)
Commercial credits	Ch$	6,031,058	69.6%
Foreign trade loans		1,477,576	17.0
Leasing loans		785,877	9.1
Factoring loans		183,826	2.1
Other loans		190,401	2.2

Total	Ch$	8,668,738	100.0%

As of December 31, 2011, we had 9,798 debtors out of a total of 21,893 wholesale customers. Our wholesale customers are engaged in a wide range of industry sectors. As of December 31, 2011, this business segment’s loans were mainly related to:

•	commerce and trade (approximately 20.7% of all loans made by this business segment);

•	financial services (approximately 18.7% of all loans made by this business segment);

•	manufacturing (approximately 13.3% of all loans made by this business segment);

•	community, social and personal services (approximately 13.1% of all loans made by this business segment);

•	communication and transportation (approximately 11.8% of all loans made by this business segment);

•	agriculture, forestry and fishing (approximately 8.8% of all loans made by this business segment);

•	construction (approximately 8.0% of all loans made by this business segment);

•	utilities (approximately 3.1% of all loans made by this business segment); and

•	mining (approximately 2.5% of all loans made by this business segment).

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

As of December 31, 2011, we had 804 large corporations as debtors out of a total of 4,269 customers in our Corporate Division with total outstanding loans of Ch$4,091,155 million, which represented 23.5% of our total outstanding loan portfolio as of the same date.

The following table sets forth the composition of our Corporate Division’s loan portfolio in accordance with our internal reporting policies, as of December 31, 2011:

	As of December 31, 2011
BANK’S INTERNAL REPORTING POLICIES:	(in millions of Ch$, except percentages)
Commercial credits	Ch$	3,207,290	78.3%
Foreign trade loans		584,861	14.3
Factoring loans		124,926	3.1
Leasing loans		89,966	2.2
Other loans		84,112	2.1

Total	Ch$	4,091,155	100.0%

We offer a wide range of products to large corporations that include short- and long-term financing, working capital loans, mortgage loans, leasing, long-term syndicated loans and factoring, as well as investment banking services offered by our subsidiary Banchile Asesoría Financiera S.A., which include the underwriting of public and private securities offerings. We also offer payment services (payrolls, suppliers, pensions, dividends, etc.), collection services and connections to international funds transfer networks, as well as traditional deposit products, in particular current accounts.

As of December 31, 2011, we were party to approximately 1,033 payment service contracts and approximately 210 collection service contracts with large corporations. We believe that cash management and payment service contracts provide us with a source of low-cost deposits and the opportunity to cross-sell our products and fees to payees, many of whom maintain accounts with us. Under our collection contracts, we act as a collection agent for our large corporate customers, providing centralized collection services for their accounts receivable and other similar payments.

In order to provide highly competitive and differentiated services, our Corporate Division has the direct support of our treasury and money market operations segment, which directly fulfills our corporate customers’ liquidity and short-term loans requirements. We have also improved our technology to facilitate connections with customers and enhance their self-service practices. Similarly, we offer derivative products, which we believe have become increasingly important, especially those associated with Chilean peso-U.S. dollar and UF-U.S. dollar forward contracts and interest rate swaps.

In recent years, the market for loans to large corporations in Chile has been characterized by reduced profit margins, partly due to a more direct access of such customers to domestic and international capital markets and other funding sources. Consequently, we have focused on increasing the profitability in this segment through enhancing our cross-sell fee generating services, such as payroll processing, dividend payments and billing services, as well as computer banking services. This strategy has enabled us to maintain profitable relationships with our large corporate customers while preserving the ability to extend credit when appropriate business opportunities arise.

During 2011, we consolidated the customer service model implemented during 2009 and 2010, which enabled us to improve the division’s cross-sell and customer satisfaction indicators. In fact, we increased the average number of calls to our corporate customers by approximately 12%, while we achieved above 50% penetration in the multinational companies segment. Also, throughout 2011 the division carried out important transactions in the local market and established policies to enhance our cash management services by reshaping and improving the quality and consistency of our services.

Large Companies and Real Estate Division

Our Large Companies and Real Estate Division provides a broad range of financial products and services (such as electronic banking, leasing, foreign trade and financial consultancy) to companies with annual sales that range from approximately Ch$1,600 million to approximately Ch$70,000 million. Customers served by this division are those related to the commercial, manufacturing, agricultural, forestry, fishing, infrastructure and real estate sectors.

As of December 31, 2011, we had 8,994 large companies as debtors out of a total of 17,624 customers in our Large Companies and Real Estate Division. Loans to large companies totaled approximately Ch$4,577,583 million as of the same date, which represented 26.3% of our total loans.

The following table sets forth the composition of the Large Companies and Real Estate Division’s loan portfolio in accordance with our internal reporting policies, as of December 31, 2011:

	As of December 31, 2011
BANK’S INTERNAL REPORTING POLICIES:	(in millions of Ch$, except percentages)
Commercial credits	Ch$	2,823,768	61.7%
Foreign trade loans		892,715	19.5
Leasing loans		695,911	15.2
Factoring loans		58,900	1.3
Other loans		106,289	2.3

Total	Ch$	4,577,583	100.0%

The products and services offered to large companies are mainly related to commercial loans, lines of credit, foreign trade and foreign currency transactions, factoring services, leasing, mortgage loans, syndicated loans, mergers and acquisitions, debt restructuring assistance, payments and collections services, current accounts and related services, corporate credit cards, cash and investment management, forward contracts to hedge against currency fluctuations and insurance brokerage.

This division’s aim is to deliver exceptional service to its customers based on proactive financial support that enhances long-term relationships with customers. In 2009, to improve the division’s service quality standards, our Large Companies and Real Estate Division redesigned its service model to take advantage of synergies arising from the interaction of account and specialized support executives responsible for ensuring comprehensive customer service. These modifications enabled the division to strengthen customer relationships and increase market share, as well as product offerings.

During 2010 and 2011, the division continued consolidating this service model, particularly within the metropolitan region of Santiago, which translated into significant increases in loans granted by our Large Companies and Real Estate Division and important improvements in customer satisfaction and market recognition. Similarly, in 2011 the division achieved important increases in loans associated with factoring, leasing and foreign trade as a result of the implementation of this service model in regions outside Santiago, attaining significant improvements in customer recommendation and satisfaction. This service model is based on a joint program developed with our Corporate Risk Division and the Large Companies and Real Estate Division that creates multi-disciplinary teams composed of an executive officer in charge of commercial duties and a credit risk analyst for customer calls in order to carry out on-site evaluations of our customers’ needs.

Our leasing segment is part of the Large Companies and Real Estate Division. Similarly, our factoring subsidiary, Banchile Factoring S.A., mainly provides its services through the Large Companies and Real Estate Division.

Treasury and Money Markets Operations

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

The treasury and money market operations business segment is also responsible for (i) the issuance of short- and long-term senior bonds, as well as long-term subordinated bonds, (ii) monitoring compliance with regulatory deposit limits, technical reserves and maturity and rate matches, (iii) monitoring our adherence to the security margins defined by regulatory limits, and risk limits for interest rate, currency and investment gaps. This segment continually monitors the funding costs of the local financial system, comparing them with our own.

During 2011, our treasury and money market operations segment conducted significant transactions in order to achieve our goal of diversifying our funding structure. The main operations executed during the year were: a syndicated credit of approximately U.S.$200 million with 15 Asian financial institutions, the issuance of approximately U.S.$1,400 million in senior bonds within the local market and a shelf registration of corporate bonds in Mexico for approximately U.S.$720 million. As of December 31, 2011 we had issued roughly U.S.$110 million from this debt shelf.

As of December 31, 2011, our securities portfolio amounted to Ch$1,773,810 million and was composed of available-for-sale securities that totaled Ch$1,468,898 million and securities held for trading that amounted to Ch$304,912 million. As for the type of instruments included in our securities portfolio, as of December 31, 2011, 27.6% consisted of securities issued by the Central Bank and the Chilean Government, 9.2% consisted of securities from foreign issuers, 52.2% consisted of securities issued by local financial institutions and 11.0% consisted of securities issued by Chilean corporate issuers and other securities. Our investment strategy is designed to supplement our expected profitability, risks and economic variable projections while adhering to the regulatory guidelines and internal limits defined by our finance committee.

The funding functions carried out by our treasury division are complemented by our international area, namely International Financial Institutions (“IFI”), which manages relations with correspondent banks worldwide, facilitating international payments and obtaining foreign currency financing for us. As of December 31, 2011, we have established a network of approximately 600 foreign banks, among which we maintained credit relationships with approximately 180 correspondent banks, from which we maintained 41 account relationships. IFI played an important role in structuring international transactions aimed at diversifying our funding.

Operations through Subsidiaries

We have made several strategic long-term investments in financial services companies that are engaged in activities complementary to our commercial banking activities. In making these investments our goal is to develop a comprehensive financial group capable of meeting the diverse financial needs of our current and potential clients by offering traditional banking products and specialized financial services through our different subsidiaries.

The following table sets forth information with respect to our financial services subsidiaries in accordance with our internal reporting policies as of December 31, 2011:

	As of or for the year ended December 31, 2011
BANK’S INTERNAL REPORTING POLICIES:	Assets		Equity		Net Income
	(in millions of Ch$)
Banchile Trade Services Limited (Hong Kong)	Ch$	778	Ch$	757	Ch$	65
Banchile Administradora General de Fondos S.A.		65,725		62,148		17,267
Banchile Asesoría Financiera S.A.		4,371		3,299		1,557
Banchile Corredores de Seguros Ltda		8,921		6,701		3,997
Banchile Corredores de Bolsa S.A.		577,883		96,024		21,995
Banchile Factoring S.A.		407,056		45,985		4,218
Banchile Securitizadora S.A.		494		395		31
Socofin S.A.		6,961		945		383
Promarket S.A.		1,995		834		102

Total	Ch$	1,074,184	Ch$	217,088	Ch$	49,615

The following table sets forth information with respect to our ownership interest in our financial services subsidiaries as of December 31, 2011:

	Ownership Interest
	Direct (%)	Indirect (%)	Total (%)
Banchile Trade Services Limited (Hong Kong)	100.00	—	100.00
Banchile Administradora General de Fondos S.A.	99.98	0.02	100.00
Banchile Asesoría Financiera S.A.	99.96	—	99.96
Banchile Corredores de Seguros Ltda.	99.83	0.17	100.00
Banchile Corredores de Bolsa S.A.	99.70	0.30	100.00
Banchile Factoring S.A.	99.75	0.25	100.00
Banchile Securitizadora S.A.	99.00	1.00	100.00
Socofin S.A.	99.00	1.00	100.00
Promarket S.A.	99.00	1.00	100.00

Each of these subsidiaries is incorporated in Chile, except for Banchile Trade Services Limited, which is incorporated in Hong Kong.

Securities Brokerage Services

We provide securities brokerage services through Banchile Corredores de Bolsa S.A. Banchile Corredores de Bolsa S.A. is registered as a securities broker with the Superintendencia de Valores y Seguros de Chile (the “Chilean Superintendency of Securities and Insurance”), the regulator of Chilean publicly listed companies, and is a member of the Santiago Stock Exchange and the Chilean Electronic Stock Exchange. Since it was founded in 1989, Banchile Corredores de Bolsa S.A. has provided stock brokerage services, fixed-income investments and foreign exchange products to individuals and companies through our branch network. During the year ended December 31, 2011, Banchile Corredores de Bolsa S.A. recorded an aggregate stock trading turnover on the Santiago Stock Exchange, the Chilean Electronic Stock Exchange and the Valparaíso Stock Exchange that amounted to approximately Ch$8,327,296 million. As of December 31, 2011, Banchile Corredores de Bolsa S.A. had equity of Ch$96,024 million and, for the year ended December 31, 2011, recorded net income of Ch$21,995 million, which represented 5.1% of our consolidated net income for that period.

In early 2009, Citibank Agencia de Valores S.A. merged with and into Banchile Corredores de Bolsa S.A.

Mutual and Investment Fund Management

Since 1980, we have provided mutual fund management services through Banchile Administradora General de Fondos S.A. (formerly Banchile Administradora de Fondos Mutuos S.A.). As of December 31, 2011, according to data prepared by the Chilean Superintendency of Securities and Insurance, Banchile Administradora General de Fondos S.A. was the largest mutual fund manager in Chile, managing approximately 23.3% of all Chilean mutual funds assets. As of December 31, 2011, Banchile Administradora General de Fondos S.A. operated 71 mutual funds and had Ch$4,122,057 million in assets under management from more than 319,508 corporate and individual investors. Also, as of December 31, 2011, Banchile Administradora General de Fondos S.A. operated six investment funds: Chile Small Cap, Latam Small Mid-Cap, Plusvalia Eficiente, Chile Blend and Banchile Inmobiliario IV and V, managing Ch$198,224 million in net assets on behalf of 172 participants.

The following table sets forth information regarding the various mutual funds managed by Banchile Administradora General de Fondos S.A. as of December 31, 2011:

Name of Fund	Type of Fund	Net Asset Value As of December 31, 2011
		(in millions of Ch$)
Ahorro	Fixed income (medium/long term)		23,314
Ahorro Estable Garantizado	Fixed income (medium/long term)		20,571
Ahorro Plus I	Fixed income (medium/long term)		796
Alianza	Fixed income (medium/long term)		81,297
América Latina Accionario	Equity		16,522
Andes Acciones	Debt/Equity		1,548
Asia Fund	Debt/Equity		7,434
Asiático Accionario	Equity		11,456
Balance I	Debt/Equity		25,046
Banca Americana Voltarget Garantizado	Fixed income (medium/long term)		13,806
Banchile Acciones	Equity		72,273
Booster Australia	Fixed income (medium/long term)		1,709
Booster Chile	Equity		869
Booster Small Cap USA	Fixed income (medium/long term)		1,968
Bric Accionario	Debt/Equity		2,866
Capital Financiero	Fixed income (short term)		271,799
Capitalisa Accionario	Equity		6,490
Carry Trade Monedas	Fixed income (medium/long term)		3,094
Cash	Fixed income (short term)		602,146
Chile 18 Q	Equity		3,845
Chile Accionario	Equity		34,688
Cobertura	Fixed income (medium/long term)		1,423
Corporate Dollar Fund	Fixed income (short term)		365,431
Corporativo	Fixed income (short term)		294,909
Crecimiento	Fixed income (short/medium term)		21,760
Depósito XXI	Fixed income (medium/long term)		91,435
Deuda Nacional	Fixed income (medium/long term)		13,008
Disponible	Fixed income (short term)		42,185
Dollar Investment Grade	Fixed income (medium/long term)		20,992
Emerging Dollar Fund	Debt/Equity		22,152
Emerging Fund	Debt/Equity		30,105
Estrategia Commodities Garantizado	Fixed income (medium/long term)		8,513
Estratégico	Fixed income (medium/long term)		348,459
Euro Money Market Fund	Fixed income (short term)		13,189
Europe Fund	Debt/Equity		3,233
Flexible	Fixed income (short term)		100,349
Global Dollar Fund	Debt/Equity		1,784
Global Fund	Debt/Equity		4,253
Horizonte	Fixed income (medium/long term)		103,116
Inversión	Debt/Equity		26,166
Inversión 10	Debt/Equity		1,154
Inversión 20	Debt/Equity		2,497
Inversión Brasil	Debt/Equity		11,215
Inversión China	Debt/Equity		4,515
Inversión Dollar 30	Debt/Equity		2,369
Inversionista Calificado I	Equity		18,342
Latam Mid Cap	Debt/Equity		7,852
Latin America Fund	Debt/Equity		47,412
Liquidez 2000	Fixed income (short term)		460,018
Liquidez Full	Fixed income (short term)		87,334
Mid Cap	Equity		66,832
Muralla China Garantizado	Fixed income (medium/long term)		24,040
Operacional	Fixed income (medium/long term)		13,376
Oportunidades Sectoriales	Debt/Equity		10,631
Patrimonial	Fixed income (short term)		114,883
Performance	Fixed income (short/medium term)		9,335
Potencias Garantizado	Fixed income (medium/long term)		35,126
Renta Futura	Fixed income (medium/long term)		273,069
Retorno Dólar	Fixed income (medium/long term)		20,110
Retorno LP UF	Fixed income (medium/long term)		50,699
U.S. Dollar Fund	Debt/Equity		7,582
U.S. Fund	Debt/Equity		7,767
USA Accionario	Equity		17,476
Utilidades	Fixed income (short/medium term)		78,310
Viejo Continente Accionario	Equity		916
Visión Dinámica A	Debt/Equity		9,525
Visión Dinámica Acciones	Debt/Equity		4,070
Visión Dinámica B	Debt/Equity		4,745
Visión Dinámica C	Debt/Equity		7,013
Visión Dinámica D	Debt/Equity		1,964
Visión Dinámica E	Debt/Equity		5,885

Total		Ch$	4,122,061

As of December 31, 2011, Banchile Administradora General de Fondos S.A. recorded equity of Ch$62,148 million and, for the year ended December 31, 2011, net income of Ch$17,267 million, which represented 4.0% of our 2011 consolidated net income.

Factoring Services

We provide factoring services to our customers through Banchile Factoring S.A. Through this service, we purchase our customers’ outstanding debt portfolios, such as bills, notes, promissory notes or contracts, advancing cash and collecting on the related instruments. For the year ended December 31, 2011, Banchile Factoring S.A. had net income of Ch$4,218 million, which represented 1.0% of our 2011 consolidated net income. As of December 31, 2011, this subsidiary had equity of Ch$45,985 million and a 21.9% market share in Chile’s factoring industry, according to information provided by the Chilean Factoring Association.

Financial Advisory Services

We provide financial advisory and other investment banking services to our customers through Banchile Asesoría Financiera S.A. The services offered by Banchile Asesoría Financiera S.A. are primarily targeted to our corporate customers and include advisory services concerning mergers and acquisitions, restructuring, project finance and strategic alliances. As of December 31, 2011, Banchile Asesoría Financiera S.A. had equity of Ch$3,299 million and, for the year ended December 31, 2011, net income of Ch$1,557 million, which represented 0.4% of our 2011 consolidated net income.

Insurance Brokerage

We provide insurance brokerage services to our customers through Banchile Corredores de Seguros Limitada. In 2000, we began to offer life insurance policies associated with consumer loans and non-credit related insurance to our individual customers and the general public. As of December 31, 2011, Banchile Corredores de Seguros Limitada had equity of Ch$6,701 million and, for the year ended December 31, 2011 net income of Ch$3,997 million, which represented 0.9% of our 2011 consolidated net income. According to the Chilean Insurance Companies Association, during 2010 (the latest year for which information is available), Banchile Corredores de Seguros Limitada had a 5.1% market share in the total amount of life and casualty insurance policies (in Chilean pesos) sold by insurance brokerage companies in Chile, excluding life annuities.

Securitization Services

We offer investment products to meet the needs of institutional investors, such as private pension funds and insurance companies, through Banchile Securitizadora S.A. This subsidiary securitizes financial assets, and issues debt instruments with credit ratings that can be traded in the Chilean marketplace, backed by a bundle of revenue-producing assets of the client company. As of December 31, 2011, Banchile Securitizadora S.A. had equity of Ch$395 million and, for the year ended December 31, 2011, it reported net income of Ch$31 million. Also as of December 31, 2011, Banchile Securitizadora S.A. had a 17% market share in the total volume of assets securitized in Chile. This market share refers to the percentage of existing stock of securitized assets.

Credits pre-evaluation services

Promarket S.A. provides credit pre-evaluation services to the Bank and its subsidiaries, including researching potential customers. As of December 31, 2011, Promarket S.A. had equity of Ch$834 million and, for the year ended December 31, 2011, net income of Ch$102 million.

Collection Services

We provide judicial and extra-judicial loan collection services on our behalf and on behalf of third parties through our subsidiary Socofin S.A. As of December 31, 2011, Socofin S.A. had equity of Ch$945 million and, for the year ended December 31, 2011, net income of Ch$383 million.

Trade Services

In November 2004, we began offering direct trade services to our customers through Banchile Trade Services Limited, which acts as our trade finance entity in markets such as China, Hong Kong, Taiwan and South Korea. As of December 31, 2011, Banchile Trade Services Limited had equity of Ch$757 million and, for the year ended December 31, 2011, net income of Ch$65 million.

Distribution Channels and Electronic Banking

Our distribution network provides integrated financial services and products to our customers through a wide range of channels. The network includes ATMs, branches, on-line banking and phone-banking devices. As of December 31, 2011, we had 1,987 ATMs (that form part of Redbanc’s 6,589 ATMs system which allowed our customers to conduct self-service banking transactions during banking and non-banking hours.

As of December 31, 2011, we had a network of 441 retail branches throughout Chile. Our branch system serves as a distribution network for all of the products and services offered to our customers. Our full-service branches accept deposits, cash withdrawals, offer the full range of our retail banking products, such as consumer loans, automobile financing loans, credit cards, mortgage loans and current accounts, and provide information to current and potential customers.

We offer electronic banking services to our customers 24 hours a day through our internet website, www.bancochile.cl, which has tailored homepages for the different markets we serve. Our corporate homepage offers a broad range of services, including the payment of bills, electronic fund transfers, stop payment and non-charge orders, as well as a wide variety of account inquiries. These services include our office banking service, Banconexion Web, which enables our corporate customers to perform all of their banking transactions from their offices. Our homepage also offers products with exclusive benefits provided by our customer loyalty marketing programs, which enhance our relationships with customers. We also have a homepage designed for our investor customers, through which they can trade stocks, take deposits and open savings accounts. Our foreign trade customers can rely on our international business homepage, www.bancochile.com, which enables them to inquire about the status of their foreign trade transactions and perform transactions, such as opening letters of credit, recording import collection and hedging on instructions and letters of credit. On average, during 2011 approximately 508,000 individual and corporate customers performed nearly 20.0 million transactions per month on our website, of which approximately 4.6 million were monetary transactions.

In addition, we provide our customers with access to a 24-hour phone-banking call center through which they can access account information, transfer funds and make certain payments. This service, through which we receive approximately 508,000 calls per month, has enabled us to develop customer loyalty campaigns, sell financial products and services, answer specialized inquiries about our remote services and receive and resolve complaints by customers and non-customers.

Involvement with the Transantiago Plan

Since June 2005, we have been a shareholder in Administrador Financiero del Transantiago (“AFT”), the company responsible for the financial management of the overhaul of Santiago’s public transit system (the “Transantiago Plan”). Other majority shareholders of the company include three other major Chilean banks, a financial services company and a technology services company. We own 20% of AFT’s capital stock, which represented an original capitalization of approximately U.S.$13.4 million as of June 8, 2005.

The Transantiago Plan has faced operational deficits that are being funded by means of permanent and temporary fiscal subsidies in accordance with the provisions of Law 20,378, enacted in September 2009.

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

Competition

Overview

The Chilean market for banking and other financial services is highly and increasingly competitive and consists of a number of different market sectors. The most important sector is commercial banking that includes 23 privately-owned banks and one government-owned bank, Banco del Estado. As of December 31, 2011, the four largest Chilean banks accounted for 66.7% of all outstanding loans made by Chilean financial institutions: Banco de Chile (19.8%), Banco Santander-Chile (19.7%), Banco del Estado (14.3%) and Banco de Crédito e Inversiones (12.9%).

We face significant and increasing competition in all market segments in which we operate. As a commercial bank that offers a range of services to all types of businesses and individual customers, we face a variety of competitors, ranging from other large, privately-owned commercial banks to more specialized entities, such as “niche” banks. We consider the principal commercial banks in Chile to be our primary competitors, namely, Banco Santander-Chile, Banco de Crédito e Inversiones, Banco Bilbao Vizcaya Argentaria Chile (BBVA), and Corpbanca. Nevertheless, we also face competition from Banco del Estado, a government-owned bank, which has a larger customer base than we do. Banco del Estado, which operates under the same regulatory regime as Chilean privately-owned banks, was the third largest bank in Chile as of December 31, 2011, with outstanding total loans of Ch$12,587,222 million, representing a 14.3% market share, according to data published by the Superintendency of Banks.

In the wholesale market, we believe our strongest competitors are Banco Santander-Chile, Banco de Crédito e Inversiones, BBVA and Corpbanca. We also believe these banks are our most significant competitors in the small and medium-sized companies’ business segment.

In the retail market, we compete with other privately-owned Chilean banks, as well as with Banco del Estado, which has a large customer base of individuals. Among privately-owned banks, we believe our strongest competitors in this market are Banco Santander-Chile and Banco de Crédito e Inversiones, as these banks have developed business strategies focused on both small and medium-sized companies and lower to middle income segments of the Chilean population. In addition, we believe our strongest competitors in the high-income individual segment are Banco Santander-Chile and Banco Itaú Chile, as these banks rely on specialized business units that provide wealth management and traditional banking services, as we do. We also compete with companies that offer non-banking specialized financial services in the high-income individuals segment (such as Larrain Vial and Celfin Capital) whose core businesses are stock brokerage, financial advisory and wealth management services.

The Chilean banking industry has experienced increased levels of competition in recent years from domestic as well as foreign banks, which has triggered a consolidation wave within the industry. Consequently, banks’ strategies have been increasingly focused on reducing costs and improving efficiency standards in order to compete effectively with the larger banks. Although we are making our best efforts in order to operate within this competitive environment, we acknowledge that our income may decrease as a result of increasing competition.

We expect these trends of increased competition and consolidation to continue, particularly in connection with the formation of new large financial groups and the creation of new niche banks. Although we believe that we are currently large enough to compete effectively in all of our target markets, any further consolidation in the Chilean financial services industry may adversely affect our competitive position. We are working on developing and enhancing our competitive strengths to ensure our sustainability.

Historically, commercial banks in Chile have competed in the retail market against each other, and finance companies and department stores, with the latter two having traditionally been focused on consumer loans to low and middle-income segments. However, finance companies have gradually disappeared as most of them have been merged into the largest commercial banks.

In recent years, the Chilean financial system has witnessed a new phenomenon: the rise of non-traditional banking competitors, such as large department stores. These players have become increasingly significant in the consumer-lending sector. Currently, there are three consumer-oriented banks affiliated with Chile’s largest department stores: Banco Falabella, Banco Ripley and Banco Paris. Although these banks had a combined market share of only 1.5% as of December 31, 2011, according to the Superintendency of Banks, the presence of these banks is likely to make consumer banking more competitive over the next years.

Below is a set of tables and figures for the years ended December 31, 2009, 2010 and 2011 that shows our position within the Chilean financial system. The market information is set forth under Chilean GAAP as published by the Superintendency of Banks.

The following table sets forth certain statistical information on the Chilean financial system as of December 31, 2011, according to information published by the Superintendency of Banks under Chilean GAAP:

	As of December 31, 2011
	(in millions of Ch$, except percentages)
	Assets			Loans(1)			Deposits			Equity(2)
	Amount		Share	Amount		Share	Amount		Share	Amount		Share
CHILEAN GAAP:	(in millions of Ch$, except percentages)
Private sector banks	Ch$	105,423,446	83.5%	Ch$	75,359,278	85.7%	Ch$	62,337,585	81.4%	Ch$	8,785,548	89.5%
Banco del Estado		20,878,424	16.5		12,587,222	14.3		14,206,667	18.6		1,028,153	10.5

Total banking system	Ch$	126,301,870	100.0%	Ch$	87,946,500	100.0%	Ch$	76,544,252	100.0%	Ch$	9,813,701	100.0%

Source: Superintendency of Banks

(1)	Net of interbank loans.
(2)	For purposes of this table, equity includes capital and reserves, net income for the period and provisions for minimum dividends.

Loans

We had total loans of Ch$17,377,793 million as of December 31, 2011, according to information published by the Superintendency of Banks under Chilean GAAP. The following table sets forth our market share and the market share of our principal privately-owned competitors in terms of total loans, as of the dates indicated, according to information published by the Superintendency of Banks under Chilean GAAP:

	Bank Loans(1)
CHILEAN GAAP:	As of December 31,
	2009	2010	2011
Banco de Chile	19.1%	19.2%	19.8%
Banco Santander-Chile	19.9	20.9	19.7
Banco de Crédito e Inversiones	12.8	12.7	12.9
Banco Corpbanca	7.3	7.3	7.7
BBVA Bilbao Vizcaya	7.0	7.3	7.0

Total market share	66.1%	67.4%	67.1%

Source: Superintendency of Banks

(1)	Provisions for loan losses not deducted.

Credit Quality

The following table sets forth the ratio of allowances to total loans of the largest private banks in Chile and that of the Chilean financial system as a whole (including such banks) as of December 31, 2009, 2010 and 2011, according to information published by the Superintendency of Banks under Chilean GAAP:

	00000000	00000000	00000000
	Allowances to Total Loans
CHILEAN GAAP:	As of December 31,
	2009	2010	2011
Banco Santander–Chile	2.55%	2.82%	3.02%
Banco de Crédito e Inversiones	2.21	2.52	2.44
Banco de Chile	2.45	2.48	2.21
BBVA Bilbao Vizcaya	1.61	1.75	2.02
Banco Corpbanca	1.91	1.95	1.54

Financial system	2.43%	2.52%	2.36%

Source: Superintendency of Banks

The following table sets forth the ratio of total past-due loans to total loans for the largest private banks in Chile as of December 31, 2009, 2010 and 2011 on a consolidated basis, according to information published by the Superintendency of Banks under Chilean GAAP:

	00000000	00000000	00000000
	Total Past-Due Loans to Total Loans
CHILEAN GAAP:	As of December 31,
	2009	2010	2011
Banco de Chile	1.44%	1.20%	1.03%
Banco Corpbanca	1.87%	2.04%	1.58%
BBVA Bilbao Vizcaya	2.35%	2.18%	1.90%
Banco de Crédito e Inversiones	2.07%	2.16%	2.16%
Banco Santander-Chile	2.98%	2.66%	2.95%

Financial system	2.95%	2.70%	2.35%

Source: Chilean Superintendency of Banks

Deposits

We had total deposits (including demand deposits and time deposits) of Ch$14,177,750 million as of December 31, 2011, according to information published by the Superintendency of Banks under Chilean GAAP. The following table sets forth the market shares in terms of total deposits for private banks as of December 31, 2009, 2010 and 2011 on a consolidated basis, according to information published by the Superintendency of Banks under Chilean GAAP:

	00000000	00000000	00000000
	Total Deposits
CHILEAN GAAP:	As of December 31,
	2009	2010	2011
Banco de Chile	19.0%	18.7%	18.5%
Banco Santander–Chile	18.3	17.7	17.4
Banco de Crédito e Inversiones	13.5	12.8	13.0
BBVA Bilbao Vizcaya	6.6	6.4	6.5
Banco Corpbanca	6.5	6.6	7.2

Total market share	63.9%	62.2%	62.6%

Source: Superintendency of Banks

Capital and Reserves

The following table sets forth the level of capital and reserves for the largest private banks in Chile as of December 31, 2009, 2010 and 2011 according to information published by the Superintendency of Banks under Chilean GAAP:

	Capital and Reserves
CHILEAN GAAP:	As of December 31,
	2009		2010		2011
Banco Santander–Chile	Ch$	1,386,238	Ch$	1,529,599	Ch$	1,730,464
Banco de Chile		1,315,382		1,268,101		1,569,871
Banco de Crédito e Inversiones		783,611		883,714		1,039,161
Banco Corpbanca		460,980		475,839		643,218
BBVA Bilbao Vizcaya	Ch$	432,626	Ch$	464,814	Ch$	490,608

Source: Superintendency of Banks

Return on Capital and Reserves

The following table sets forth our return on capital and reserves and the returns on capital and reserves of our principal private competitors and the Chilean financial system as a whole, in each case as of December 31, 2009, 2010 and 2011, according to information published by the Superintendency of Banks under Chilean GAAP:

	00000000000	00000000000	00000000000
	Return on Capital and Reserves
CHILEAN GAAP:	Year Ended December 31,
	2009	2010	2011
Banco de Chile	19.6%	29.9%	27.3%
Banco Santander-Chile	31.1	31.2	25.1
Banco de Crédito e Inversiones	20.5	25.1	25.1
Banco Corpbanca	18.5	25.0	19.1
BBVA Bilbao Vizcaya	15.7	10.4	15.2

Financial system average	16.5%	20.7%	19.3%

Source: Superintendency of Banks

Efficiency

The following table sets forth the efficiency ratios of the largest private Chilean banks as of December 31, 2009, 2010 and 2011, according to information published by the Superintendency of Banks under Chilean GAAP:

	00000000000	00000000000	00000000000
	Efficiency Ratio(1)
CHILEAN GAAP:	As of December 31,
	2009	2010	2011
Banco Santander-Chile	34.5	40.1	41.4
Banco Corpbanca	42.7	42.3	44.6
Banco de Crédito e Inversiones	47.5	50.5	47.2
Banco de Chile	48.8	50.3	50.2
BBVA Bilbao Vizcaya	53.0%	62.9%	55.7%

Financial system average	48.3%	51.5%	50.0%

Source: Superintendency of Banks

(1)	Calculated by dividing operating expense by operating revenue.

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

The Chilean banking system dates back to 1925 and has been characterized by periods of substantial regulation and government intervention, as well as periods of deregulation. The most recent period of deregulation commenced in 1975 and culminated in the adoption of a series of amendments to the General Banking Law. In 2004, amendments to the General Banking Law granted additional powers to banks, including general underwriting powers for new issuances of certain debt and equity securities and the power to create subsidiaries to engage in activities related to banking, such as brokerage, investment advisory, mutual fund services, investment fund management, factoring, securitization products and financial leasing services. Prior to 2006, banks had the option of distributing less than 30% of their earnings as dividends in any given year, subject to approval of the holders of at least two-thirds of the bank’s common stock. In 2006, however, the General Banking Law was amended to eliminate this alternative.

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

The Superintendency of Banks

Banks are supervised and controlled by the Superintendency of Banks, a Chilean governmental agency. The Superintendency of Banks authorizes the creation of new banks and has broad powers to interpret and enforce legal and regulatory requirements applicable to banks and financial institutions. Furthermore, in cases of noncompliance with its legal and regulatory requirements, the Superintendency of Banks has the ability to impose sanctions. In extreme cases, it can appoint, with the prior approval of the board of directors of the Central Bank, a provisional administrator to manage a bank. It also has the mandate to approve any amendment to a bank’s bylaws or any increase in its capital.

The Superintendency of Banks examines all banks from time to time, usually at least once a year. Banks are required to submit unconsolidated unaudited financial statements to the Superintendency of Banks on a monthly basis and to publish their unaudited financial statements at least four times a year in a newspaper of national circulation. A bank’s financial statements as of December 31 of each year must be audited and submitted to the Superintendency of Banks together with the opinion of its independent auditors. In addition, banks are required to provide extensive information regarding their operations at various periodic intervals to the Superintendency of Banks.

Any person wishing to acquire, directly or indirectly, 10% or more of the share capital of a bank must obtain prior approval from the Superintendency of Banks. Without such approval, the holder will not have the right to vote such shares. The Superintendency of Banks may only refuse to grant its approval based on specific grounds set forth in the General Banking Law.

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

Such prior authorization is required only when the acquiring bank or the resulting group of banks would own a market share in loans determined by the Superintendency of Banks to be more than 15% of the Chilean banking system loans. The intended purchase, merger or expansion may be denied by the Superintendency of Banks, or, if the acquiring bank or resulting group would own a market share in loans determined to be more than 20% of the Chilean banking system loans, the purchase, merger, or expansion may be conditioned on one or more of the following:

•	that the bank or banks maintain Regulatory Capital above 8% and up to 14% of their risk-weighted assets;

•	that the technical reserve established in article 65 of the General Banking Law be applicable when deposits exceed 1.5 times the resulting bank’s paid-in capital and reserves; or

•	that the amount of interbanking loans be reduced to 20% of the resulting bank’s Regulatory Capital.

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

Pursuant to the regulations of the Superintendency of Banks, the following ownership disclosures are required:

•	banks must disclose to the Superintendency of Banks the identity of any person owning, directly or indirectly, 5% or more of its shares;

•	holders of ADSs must disclose to the depositary the identity of beneficial owners of ADSs registered under such holders’ names;

•

the depositary must disclose to the bank the identity of beneficial owners of ADSs which the depositary has registered, and the bank, in turn, must disclose to the Superintendency of Banks the identity of the beneficial owners of the ADSs representing 5% or more of such bank’s shares; and

•	bank shareholders who individually hold 10% or more of a bank’s capital stock and who are controlling shareholders must periodically inform the Superintendency of Banks of their financial condition.

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

In June 2007, the Chilean Government passed Law No. 20,190, which amended various aspects of Chile’s capital markets regulatory framework, such as the General Banking Law, Securities, Insurance, Venture Capital and Tax law. Law No. 20,190 is aimed at improving the access to financing for start-up companies and small businesses in order to strengthen confidence in the stock market and to stimulate the development of the financial market in general. The General Banking Law was amended to achieve these goals by, among other things, revising regulations concerning demand deposits, increasing certain credit limits, and redefining the calculations to determine the proper amount for a bank’s reserves. In addition, the General Banking Law was amended to allow local banks to engage in derivatives such as options, swaps and forward contracts, thereby eliminating prior existing legal impediments to those practices.

As a consequence of Chile’s accession to the Organization for Economic Co-operation and Development, the Chilean Congress introduced new corporate governance regulations in 2009. The Chilean Corporations Law and the Chilean Securities Markets Law were amended such that public companies with capital above 1,500,000 UF that have at least 12.5% of their voting shares owned by shareholders representing less than 10% of the voting shares are required to have at least one independent director in their board of directors. In order to assure the independence of this director, certain requirements were established to protect minority shareholders’ decisions. In addition, regulation was passed to expand the disclosure requirements of publicly-held companies and to hold members of boards of directors liable for not complying with such disclosure obligations.

Deposit Insurance

According to the General Banking Law, local or foreign currency denominated deposits at banks or financial companies are insured as described below.

The Chilean Government guarantees up to 100% of the principal amount of the following deposits:

•	deposits in current accounts;

•	deposits in savings accounts of demand deposits;

•	other demand deposits; and

•	deposits in savings accounts with unlimited withdrawals.

In addition, the Chilean Government guarantees up to 90% of the principal amount of time deposits held by individuals in the Chilean banking system. This guarantee covers obligations with a maximum value of UF 108 per person (Ch$2,407,755 or U.S.$4,632 as of December 31, 2011).

Reserve Requirements

Deposits are subject to a reserve requirement of 9% for demand deposits and 3.6% for time deposits (with terms of less than one year). The Central Bank has statutory authority to increase these percentages to as much as 40% for demand deposits and as much as 20% for time deposits, to implement monetary policy.

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

Chilean regulations also require that (i) gaps between assets and liabilities maturing within less than 30 days do not exceed a bank’s Basic Capital and (ii) gaps between assets and liabilities maturing within less than 90 days do not exceed twice a bank’s Basic Capital. Behavioral assumptions of assets and liabilities maturities are accepted if approved by the Superintendency of Banks.

Minimum Capital

Under the General Banking Law, a bank must have a minimum paid-in capital and reserves of UF 800,000 (Ch$17,835 million or U.S.$34.3 million as of December 31, 2011). However, a bank may begin its operations with 50% of such amount, provided that it has a Regulatory Capital ratio (defined as Regulatory Capital as a percentage of risk-weighted assets) of not less than 12%. When such a bank’s paid-in capital reaches UF 600,000 (Ch$13,376 million or U.S.$25.7 million as of December 31, 2011), the Regulatory Capital ratio requirement is reduced to 10%.

Capital Adequacy Requirements

According to the General Banking Law, each bank should have Regulatory Capital of at least 8% of its risk-weighted assets, net of required allowances. This percentage may be increased by the regulators according to what has been stated above.

Banks should also have a Basic Capital of at least 3% of their total assets, net of required allowances.

The terms Regulatory Capital and Basic Capital are defined under “Presentation of Financial Information” at the beginning of this annual report.

Market Risk Regulations

In September 2005, the Superintendency of Banks introduced new regulations for measuring market risks (e.g., price and liquidity risks). This entity introduced standardized methodologies based on Basel Market Risk Measurement models for measuring and reporting price risks. These methodologies allow local banks to determine interest rate, foreign exchange (“FX”) and options risks (for FX and interest rate transactions) taken in both their trading and accrual books. Additionally, this entity provided funding liquidity risk measurements standards which included the alternative to model the maturity tenor of some balance sheet items following behavioral assumptions.

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

The regulation provides that the price risk of the trading book plus 8% of the risk-weighted assets (in light of our merger with Citibank Chile, the Superintendency of Banks has raised the applicable percentage for us from 8% to 10%) may not be greater than Regulatory Capital. As of December 31, 2011, the price risk of our trading book totaled Ch$36,223 million.

The following table shows our regulatory risk availability, computed as the difference between the total risk (10% of the risk-weighted assets plus the trading book risk) and our Regulatory Capital, as of December 31, 2011:

As of December 31, 2011
(in millions of Ch$, except percentage)
(a) 10% risk-weighted assets	1,958,487
(b) Trading price risk	36,223
(c = a + b) Total risk	1,994,710
(d) Regulatory Capital	2,529,135
(e = d - c) Risk Availability	534,425
(f = c/d) Risk used as a Percentage of Regulatory Capital	78.9%

Interest rate risk generated by the accrual book is measured against a self-imposed limit equal to the lesser of 12-month rolling net revenues and our Basic Capital.

The guidelines for measuring liquidity risk are mainly focused on constructing an expected cash flow analysis for the following 30 and 90 days, broken down by currency. Net outflows may not exceed the amount of our Basic Capital for the following 30 days or two times that amount for the following 90 days. Subject to the Superintendency of Banks’ approval, the cash flow analysis may include behavioral run-off assumptions for some specific liability balance sheets items (demand deposits, time deposits, etc.) and behavioral roll-over assumptions for some asset items of the consolidated statement of financial position data (loans, etc.).

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

Credit risk for derivative transactions, for regulatory purposes, must be measured and reported as:

Derivatives Credit risk = Current Mark-to-Market (if positive) + Credit Risk Factor (%) * Notional Amount

The Current Mark-to-Market (“CMTM”) of the transaction, if positive, reflects the amount of money owed by the customer today, e.g. corresponding to the amount the customer would pay us if the transaction were unwound today. As we are interested in measuring the maximum amount of money that the customer would owe us within the life of the transaction, the maximum potential future value of the transaction is added to the CMTM. This potential value is measured as the Credit Risk Factor multiplied by the Notional Amount. Hence, the Credit Risk Factor reflects the potential value that the transaction may take in favor of the bank (under some confidence level) within its remaining tenor. The regulator determines the Credit Risk Factor by considering market factors (three categories: interest rates, FX rates or equity prices) involved in the respective transactions and the remaining tenor. In addition, banks usually develop their own Credit Risk Factors models to assess credit risk not only under regulatory guidelines. Netting and credit mitigants, such as recouponing, early termination, margins, etc. have been accepted by the regulators in order to optimize the credit risk utilization.

Lending Limits

Under the General Banking Law, Chilean banks are subject to certain lending limits, including the following material limits:

•

A bank may not extend to any entity or individual, directly or indirectly, unsecured credit in an amount that exceeds 10% of the bank’s Regulatory Capital, or in an amount that exceeds 30% of its Regulatory Capital if the excess over 10% is secured by certain assets with a value equal to or higher than such excess.

•

In the case of financing infrastructure projects built through the concession mechanism, the 10% ceiling for unsecured credits is raised to 15% if secured by a pledge over the concession, or if granted by two or more banks or financial companies which have executed a credit agreement with the builder or holder of the concession.

•	A bank may not extend loans to another financial institution subject to the General Banking Law in an aggregate amount exceeding 30% of its Regulatory Capital.

•

A bank may not extend to any individual or entity that is, directly or indirectly, related to the ownership or management of the bank, credit under more favorable terms with respect to repayment conditions, interest rates or collateral than those granted to third parties in similar transactions. The aggregate amount of such credits granted to related persons may not exceed 5% of the bank’s Regulatory Capital. The 5% unsecured ceiling is raised to 25% of the bank’s Regulatory Capital if the excess over 5% is secured by certain assets with a value equal to or higher than such excess. In any case, the aggregate amount of these credits granted by the bank may not exceed the bank’s Regulatory Capital.

•	A bank may not directly or indirectly grant a loan, the purpose of which is to allow an individual or entity to acquire shares of the lender bank.

•	A bank may not lend, directly or indirectly, to a director or any other person who has the power to act on behalf of the bank.

•

A bank may not grant loans to related parties (including holders of more than 1% of its shares) on more favorable terms than those generally offered to non-related parties. Loans granted to related parties are subject to the limitations described in the first bullet point above. The aggregate amount of loans to related parties may not exceed a bank’s Regulatory Capital.

In addition, the General Banking Law limits the aggregate amount of loans that a bank may grant to its employees to 1.5% of its Regulatory Capital and provides that no individual employee may receive loans in excess of 10% of this 1.5% limit. Notwithstanding these limitations, a bank may grant to each of its employees a single residential mortgage loan for personal use during such employee’s term of employment.

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

A bank’s solvency rating is determined by its Regulatory Capital (after deducting accumulated losses during the financial year) to risk-weighted assets ratio. This ratio is equal to or greater than 10% for level A banks, equal to or greater than 8% and less than 10% for level B banks and less than 8% for level C banks.

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

Obligations Denominated in Foreign Currencies

Foreign currency-denominated obligations of Chilean banks are subject to two requirements:

•	a reserve requirement of 9% for demand deposits and 3.6% for time deposits. See “—Reserve Requirements”; and

•	net foreign currency outflows may not exceed the amount of the Basic Capital for the following 30 days or two times that amount for the following 90 days.

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

Legal Provisions Regarding Banking Institutions with Economic Difficulties

The General Banking Law provides that if specified adverse circumstances exist at any bank, its board of directors must correct the situation within 30 days from the date of receipt of the relevant financial statements. If the board of directors is unable to do so, it must call an extraordinary shareholders’ meeting to increase the capital of the bank by the amount necessary to return the bank to financial stability. If the shareholders reject the capital increase, or if it is not effected within the 30-day period and in the manner agreed to at the meeting, or if the Superintendency of Banks does not approve the board of directors’ proposal, the bank will be barred from increasing its loan portfolio beyond that stated in the financial statements presented to the board of directors and from making any further investments in any instrument other than instruments issued by the Central Bank. In such a case, or in the event that a bank is unable to make timely payment in respect of its obligations, or if a bank is under provisional administration of the Superintendency of Banks, the General Banking Law provides that the bank may receive a two-year term loan from another bank. The terms and conditions of such a loan must be approved by the board of directors of both banks, as well as by the Superintendency of Banks, but need not be submitted to the borrowing bank’s shareholders for their approval. A creditor bank may not grant such interbank loans to an insolvent bank in an amount exceeding 25% of the creditor bank’s Regulatory Capital. The board of directors of a bank that is unable to make timely payment of its obligations must present a reorganization plan to its creditors in order to capitalize the credits, extend their respective terms, forgive debts or take other measures for the payment of the debts. If the board of directors of a bank submits a reorganization plan to its creditors and such arrangement is approved, all subordinated debt issued by the bank, whether or not matured, will be converted by operation of law into common stock in the amount required for the ratio of Regulatory Capital to risk-weighted assets to be no lower than 12%. If a bank fails to pay an obligation, it must notify the Superintendency of Banks, which shall determine if the bank is solvent.

Dissolution and Liquidation of Banks

The Superintendency of Banks may establish that a bank should be liquidated for the benefit of its depositors or other creditors when the bank does not have the necessary solvency to continue its operations. In which case, the Superintendency of Banks must revoke the bank’s authorization to exist and order its mandatory liquidation, subject to the agreement of the Central Bank. The Superintendency of Banks must also revoke the bank’s authorization if the reorganization plan of the bank has been rejected twice. The resolution by the Superintendency of Banks must state the reason for ordering the liquidation and must name a liquidator, unless the Superintendency of Banks assumes this responsibility. When a liquidation is declared, all current accounts, other demand deposits received in the ordinary course of business, other deposits unconditionally payable immediately or that have a maturity of no more than 30 days, and any other deposits and receipts payable within 10 days of its maturity date, are required to be paid by using the bank’s existing funds, its deposits with the Central Bank, or its investments in instruments that represent its reserves. If these funds are insufficient to pay these obligations, the liquidator may seize the bank’s remaining assets, as needed. If necessary, and in specified circumstances, the Central Bank will lend the bank the funds necessary to pay these obligations. Any such loans are preferential to any claims of other creditors of the liquidated bank.

Investments in Foreign Securities

Under current Chilean banking regulations, banks in Chile may grant loans to foreign individuals and entities and invest in certain foreign currency securities. Chilean banks may only invest in equity securities of foreign banks and certain other foreign companies which may be affiliates of the bank or which would support the bank’s business if such companies were incorporated in Chile. Banks in Chile may also invest in debt securities traded in formal secondary markets. Such debt securities shall qualify as (i) securities issued or guaranteed by foreign sovereign states or their central banks or other foreign or international financial entities, and (ii) bonds issued by foreign companies. Such foreign currency securities must have a minimum rating as indicated in the table below and, if the investments in these securities and the loans referred to above exceed 70% of the Regulatory Capital of the bank, an allowance for 100% of the excess shall be established:

Rating Agency	Short Term	Long Term

Moody’s	P2	Baa3
Standard and Poor’s	A2	BBB-
Fitch IBCA	F2	BBB-

A Chilean bank may invest in securities having a minimum rating as follows, provided that if the total amount of these investments and the loans referred to above exceed 20% (or 30% in certain cases) of the Regulatory Capital of the bank, an allowance of 100% of the excess shall be established by the bank:

Rating Agency	Short Term	Long Term

Moody’s	P2	Ba3
Standard and Poor’s	A2	BB-
Fitch IBCA	F2	BB-

However, a Chilean bank may invest in securities up to an additional amount of 70% of the bank’s Regulatory Capital without having to establish an additional allowance, if such securities have a minimum rating of:

Rating Agency	Short Term	Long Term

Moody’s	P1	Aa3
Standard and Poor’s	A-1+	AA-
Fitch IBCA	F1+	AA-

Subject to specific conditions, a bank may grant loans in U.S. dollars to subsidiaries or branches of Chilean companies located abroad, to companies listed on foreign stock exchanges located in countries with an international risk rating no less than BB- or its equivalent and, in general, to individuals and entities residing or domiciled abroad.

Procedures for the Management of Information of Interest to the Market

In order to ensure compliance with the provisions of the Chilean Securities Market Law and regulations, issued by the Chilean Superintendency of Securities and Insurance and the Superintendency of Banks, our board of directors approved, on January 29, 2010, the Manual for the Management of Information of Interest to the Market (the “Manual”).

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

Based on these requirements, a Customer Identification Program (as part of the Anti-Money Laundering and Terrorism Financing system) is needed to enable a bank to reestablish the reasonable belief that it knows the true identity of its customers. In general, the program includes:

•	properly identifying customers, including their background, source and amount of funds, country of origin and other risk factors;

•	identifying what the Superintendency of Banks has defined as “persons politically exposed at the international level” (“PEPs”) both within Chile and abroad; and

•	establishing procedures to open accounts and products, with different documentation requirements needed for different types of accounts and products.

The Anti-Money Laundering and Terrorism Financing system required by local regulations must also include the following components:

•	AML policies and procedures aimed at preventing a bank from being used as an intermediary to carry out money laundering operations;

•	appointment of a compliance officer on a senior management level who is responsible for coordinating and monitoring day-to-day AML compliance;

•	establishment of an AML Committee for the purposes of planning and coordinating compliance with AML policies and procedures;

•	use of software tools to detect, monitor and report unusual operations related to transactions made by customers on different products;

•	implementation of personnel selection policies and a training program, in order to prevent money laundering;

•	establishment of a Code of Conduct in order to, among other things, guide employee behavior and prevent possible conflicts of interest; and

•	independent testing by the compliance department, which must be conducted by a bank’s internal audit department.

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

On December 5, 2011, Law 20.555 was published in the Diario Oficial, amending the Chilean Consumer Protection Law. The most significant changes enacted by Law 20.555 are:

•

new agreements entered into by banks and consumer must fully disclose the costs that the consumer assumes, as well as the periodicity, and the mechanisms to modify them. In addition, new agreements must fully disclose all terms, events of default, events of early termination, and automatic payments;

•

banks must inform consumers periodically as to the complete, detailed cost of the banking product, as well as of the cost of the services rendered. The information must include the cost that the consumer will assume if he terminates the agreement before the end of its term;

•	before rendering a service or delivering a product, banks must give the consumer a quote, which must include costs, rates, and conditions;

•	if the consumer so wishes banks must terminate the rendering of a service;

•	banks must inform guarantors as to their rights and obligations before they assume the role of guarantor;

•	irrevocable mandates and mandates in blank are prohibited by the law;

•	when consumers execute standard form contracts, banks must explain, in writing, the main provisions of the agreement; and

•

banks may only modify fees and costs of services and banking products if the mechanisms to modify them are based on objective and verifiable factors previously agreed to in the agreement. In addition, the cost of banking services and products may not be modified without the consent of the consumer.

This amendment became effective on March 5, 2012, however, with regards to the banking product agreements entered into before said date, the amendment will not affect the substantial rights acquired by the parties in those agreements. We do not expect it to have an adverse effect on our business, financial condition and results of operations.

ORGANIZATIONAL STRUCTURE

The following diagram presents our current corporate structure, including our subsidiaries and their respective direct ownership interests, as of December 31, 2011:

With the exception of Banchile Trade Services Limited, which was incorporated in Hong Kong, all of the subsidiaries presented above have their jurisdiction of incorporation in the Republic of Chile. See “—Business Overview—Principal Business Activities—Operations through Subsidiaries” for more information on our subsidiaries.

PROPERTY, PLANTS AND EQUIPMENT

We are domiciled in Chile and own the building located at Paseo Ahumada 251, Santiago, Chile, that is approximately 77,500 square meters and serves as the headquarters for the Bank and its subsidiaries. In addition, we own three buildings located at Huerfanos 740, Agustinas 733 and Andrés Bello 2687, Santiago, Chile where the remainder of our executive offices are located. The total area we own in these buildings is equivalent to approximately 24,600 square meters.

As of December 31, 2011, we owned the properties on which 173 of our full-service branches and other points of sale are located (approximately 116,000 square meters of office space). Also, as of December 31, 2011, we had leased office space for 261 of our full-service branches, while our remaining 7 branches and other points of sale were in a combined system of owned and leased properties. We also own properties throughout Chile for back office and administrative operations, as well as for storage of documents and other purposes. We believe that our facilities are adequate for our present needs and suitable for their intended purposes.

As of December 31, 2011, we also owned approximately 133,500 square meters in mainly recreational physical facilities in Chile, which we use to assist our employees in maintaining a healthy work and life balance and which we use for incentive and integration activities.

SELECTED STATISTICAL INFORMATION

The following information is included for analytical purposes and should be read in conjunction with our audited consolidated financial statements as of and for the year ended December 31, 2011 appearing elsewhere in this annual report and “Item 5. Operating and Financial Review and Prospects.”

Average Balance Sheets, Interest Earned on Interest Earning Assets and Interest Paid on Interest Bearing Liabilities

The average balances for interest-earning assets and interest-bearing liabilities, including interest and readjustments received and paid, were calculated on the basis of our daily balances and on the basis of monthly balances for our subsidiaries. These average balances are presented in Chilean pesos (Ch$), in UF and in foreign currencies (principally the U.S. dollar). The UF is an inflation-indexed Chilean monetary unit of account with a value in Chilean pesos which is linked to, and which is adjusted daily to reflect changes in, the CPI of the Chilean National Institute of Statistics.

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

The following tables set forth, by currency of denomination, average balances and, where applicable, interest amounts and nominal rate for our assets and liabilities under IFRS for the years ended December 31, 2009, 2010 and 2011:

	For the Year Ended December 31,
	2009					2010					2011
IFRS:	Average balance		Interest earned(1)		Average nominal rate	Average balance		Interest earned(1)		Average nominal rate	Average balance		Interest earned(1)		Average nominal rate
	(in millions of Ch$, except percentages)
Assets
Interest earning assets

Cash and due from banks
Ch$	Ch$	462,300	Ch$	17	—	Ch$	559,039	Ch$	274	0.05%	Ch$	672,469	Ch$	2,472	0.37%
UF		—		—	—		—		—	—		—		—	—
Foreign currency		352,163		173	0.05		289,374		93	0.03		356,145		189	0.05

Total		814,463		190	0.02		848,413		367	0.04		1,028,614		2,661	0.26

Financial investments
Ch$		816,111		28,762	3.52		608,266		19,777	3.25		630,882		32,721	5.19
UF		619,451		6,086	0.98		725,734		32,351	4.46		669,778		41,375	6.18
Foreign currency		192,708		7,408	3.84		185,808		2,609	1.40		261,591		7,673	2.93

Total		1,628,270		42,256	2.60		1,519,808		54,737	3.60		1,562,251		81,769	5.23

Loans in advance to banks
Ch$		204,703		5,479	2.68		339,844		7,205	2.12		393,579		10,322	2.62
UF		—		—	—		—		—	—		—		—	—
Foreign currency		—		—	—		—		—	—		—		—	—

Total		204,703		5,479	2.68		339,844		7,205	2.12		393,579		10,322	2.62

Commercial loans
Ch$		3,758,821		275,631	7.33		4,076,224		226,117	5.55		4,556,598		356,534	7.82
UF		3,239,648		76,109	2.35		3,231,121		218,776	6.77		3,723,781		307,310	8.25
Foreign currency		1,540,276		64,139	4.16		1,555,737		41,379	2.66		2,051,804		51,564	2.51

Total		8,538,745		415,879	4.87		8,863,082		486,272	5.49		10,332,183		715,408	6.92

Consumer loans
Ch$		1,831,744		378,004	20.64		1,950,497		373,264	19.14		2,282,824		431,475	18.90
UF		40,354		1,627	4.03		46,903		3,685	7.86		52,090		4,503	8.64
Foreign currency		—		—	—		—		—	—		—		—	—

Total		1,872,098		379,631	20.28		1,997,400		376,949	18.87		2,334,914		435,978	18,67

Residential mortgage loans
Ch$		—		—	—		—		—	—		—		—	—
UF		2,359,746		57,351	2.43		2,698,384		187,363	6.94		3,233,830		266,914	8.25
Foreign currency		—		—	—		—		—	—		—		—	—

Total		2,359,746		57,351	2.43		2,698,384		187,363	6.94		3,233,830		266,914	8.25

Repurchase agreement
Ch$		13,799		1,193	8.65		74,471		5,387	7.23		85,087		5,234	6.15
UF		28,331		—	—		—		—	—		—		—	—
Foreign currency		625		—	—		—		—	—		—		—	—

Total		42,755		1,193	2.79		74,471		5,387	7.23		85,087		5,234	6.15

Total interest earnings assets
Ch$		7,087,478		689,086	9.72		7,608,341		632,024	8.31		8,621,439		838,758	9.73
UF		6,287,530		141,173	2.25		6,702,142		442,175	6.60		7,679,479		620,102	8.07
Foreign currency		2,085,772		71,720	3.44		2,030,919		44,081	2.17		2,669,540		59,426	2.23

Total	Ch$	15,460,780	Ch$	901,979	5.83%	Ch$	16,341,402	Ch$	1,118,280	6.84%	Ch$	18,970,458	Ch$	1,518,286	8.00%

(1)	Interest earned includes interest accrued on trading securities.

	For the Year Ended December 31,
	2009					2010					2011
IFRS:	Average balance		Interest earned(1)		Average nominal rate	Average balance		Interest earned(1)		Average nominal rate	Average balance		Interest earned(1)		Average nominal rate
	(in millions of Ch$, except percentages)
Assets
Non-interest earning assets
Transaction in the course of collection
Ch$	Ch$	234,486	Ch$	—	—	Ch$	263,263	Ch$	—	—	Ch$	305,521	Ch$	—	—
UF		9		—	—		—		—	—		—		—	—
Foreign currency		149,347		—	—		152,592		—	—		227,171		—	—

Total		383,842		—	—		415,855		—	—		532,692		—	—

Allowances for loan losses
Ch$		(260,879)		—	—		(341,313)		—	—		(389,578)		—	—
UF		—		—	—		—		—	—		—		—	—
Foreign currency				—	—		—		—	—				—	—

Total		(260,879)		—	—		(341,313)		—	—		(389,578)		—	—

Derivatives
Ch$		604,845		—	—		481,674		—	—		414,682		—	—
UF		—		—	—		—		—	—		—		—	—
Foreign currency		43,429		—	—		44,635		—	—		41,616		—	—

Total		648,274		—	—		526,309		—	—		456,298		—	—

Investment in other companies
Ch$		9,024		—	—		11,057		—	—		14,074		—	—
UF		—		—	—		—		—	—		—		—	—
Foreign currency		2		—	—		2		—	—		65		—	—

Total		9,026		—	—		11,059		—	—		14,139		—	—

Intangible assets
Ch$		89,144		—	—		82,151		—	—		81,524		—	—
UF		—		—	—		—		—	—		—		—	—
Foreign currency		—		—	—		—		—	—		—		—	—

Total		89,144		—	—		82,151		—	—		81,524		—	—

Fixed assets
Ch$		210,711		—	—		207,267		—	—		207,132		—	—
UF		—		—	—		—		—	—		—		—	—
Foreign currency		—		—	—		—		—	—		—		—	—

Total		210,711		—	—		207,267		—	—		207,132		—	—

Current tax assets
Ch$		1,185		—	—		2,520		—	—		6,173		—	—
UF		—		—	—		—		—	—		—		—	—
Foreign currency		—		—	—		—		—	—		—		—	—

Total		1,185		—	—		2,520		—	—		6,173		—	—

Deferred tax assets
Ch$		62,627		—	—		63,935		—	—		91,397		—	—
UF		—		—	—		—		—	—		—		—	—
Foreign currency		—		—	—		—		—	—		—		—	—

Total		62,627		—	—		63,935		—	—		91,397		—	—

Other assets
Ch$		84,941		—	—		216,432		—	—		276,392		—	—
UF		579,991		—	—		40,135		—	—		66,255		—	—
Foreign currency		12,650		—	—		12,502		—	—		12,048		—	—

Total		677,582		—	—		269,069		—	—		354,695		—	—

Total non-interest earning assets
Ch$		1,036,084		—	—		986,986		—	—		1,007,317		—	—
UF		580,000		—	—		40,135		—	—		66,255		—	—
Foreign currency		205,428		—	—		209,731		—	—		280,900		—	—

Total		1,821,512		—	—		1,236,852		—	—		1,354,472		—	—

Total assets
Ch$		8,123,562		689,086	—		8,595,327		632,024	—		9,628,756		838,758	—
UF		6,867,530		141,173	—		6,742,277		442,175	—		7,745,734		620,102	—
Foreign currency		2,291,200		71,720	—		2,240,650		44,081	—		2,950,440		59,426	—

Total	Ch$	17,282,292	Ch$	901,979	—	Ch$	17,578,254	Ch$	1,118,280	—	Ch$	20,324,930	Ch$	1,518,286	—

(1)	Interest earned includes interest accrued on trading securities.

	For the Year Ended December 31,
	2009					2010					2011
IFRS:	Average balance		Interest paid		Average nominal rate	Average balance		Interest paid		Average nominal rate	Average balance		Interest paid		Average nominal rate
	(in millions of Ch$, except percentages)
Liabilities
Interest bearing liabilities

Savings accounts
Ch$	Ch$	3,919,286	Ch$	131,470	3.35%	Ch$	4,172,738	Ch$	86,691	2.08%	Ch$	5,339,224	Ch$	282,511	5.29%
UF		2,434,064		7,475	0.31		2,087,299		89,517	4.29		2,246,187		140,879	6.27
Foreign currency		1,214,967		20,711	1.70		1,122,089		14,441	1.29		864,820		8,512	0.98

Total		7,568,317		159,656	2.11		7,382,126		190,649	2.58		8,450,231		431,902	5.1

Repurchase agreements
Ch$		239,295		5,535	2.31		167,032		1,640	0.98		216,102		10,846	5.02
UF		31,354		725	2.31		14,665		367	2.50		16		—	—
Foreign currency		4,409		99	2.25		1,259		1	0.08		2,729		3	0.11

Total		275,058		6,359	2.31		182,956		2,008	1.10		218,847		10,849	4.96

Borrowings from financial institutions
Ch$		67,314		2,479	3.68		82,313		2,138	2.60		200,026		6,072	3.04
UF		2,972		1	0.03		8,255		21	0.25		15,485		(1)	—
Foreign currency		1,126,865		23	—		1,275,267		16,663	1.31		1,499,906		17,709	1.18

Total		1,197,151		2,503	0.21		1,365,835		18,822	1.38		1,715,417		23,780	1.39

Debt issued
Ch$		17,885		1,264	7.07		78,957		805	1.02		54,019		1,612	2.98
UF		1,565,522		26,032	1.66		1,463,769		104,512	7.14		1,827,406		148,090	8.10
Foreign currency		130,222		4,942	3.80		117,714		4,306	3.66		113,254		4,194	3.70

Total		1,713,629		32,238	1.88		1,660,440		109,623	6.60		1,994,679		153,896	7.72

Other financial obligations
Ch$		41,019		848	2.07		60,144		1,146	1.91		82,470		1,325	1.61
UF		12,242		—	—		29,200		1,767	6.05		29,411		2,217	7.54
Foreign currency		48,738		21,279	43.66		42,856		362	0.84		56,977		240	0.42

Total		101,999		22,127	21.69		132,200		3,275	2.48		168,858		3,782	2.24

Total interest bearing liabilities
Ch$		4,284,799		141,596	3.30		4,561,184		92,420	2.03		5,891,841		302,366	5.31
UF		4,046,154		34,233	0.85		3,603,188		196,184	5.45		4,118,505		291,185	7.07
Foreign currency		2,525,201		47,054	1.86		2,559,185		35,773	1.40		2,537,686		30,658	1.21

Total	Ch$	10,856,154	Ch$	222,883	2.05%	Ch$	10,723,557	Ch$	324,377	3.03%	Ch$	12,548,032	Ch$	624,209	4.97%

	Year Ended December 31,
	2009					2010					2011
IFRS:	Average balance		Interest paid		Average nominal rate	Average balance		Interest paid		Average nominal rate	Average balance		Interest paid		Average nominal rate
	(in millions of Ch$, except percentages)
Liabilities
Non–interest bearing liabilities
Current account and demand deposit
Ch$	Ch$	2,665,304	Ch$	—	—	Ch$	3,452,445	Ch$	—	—	Ch$	3,751,441	Ch$	—	—
UF		13,117		—	—		107,937		—	—		167,004		—	—
Foreign currency		454,883		—	—		525,418		—	—		621,890		—	—

Total		3,133,304		—	—		4,085,800		—	—		4,540,335		—	—

Transaction in the course of payment
Ch$		132,821		—	—		139,131		—	—		141,285		—	—
UF		—		—	—		—		—	—		—		—	—
Foreign currency		133,966		—	—		142,429		—	—		240,505		—	—

Total		266,787		—	—		281,560		—	—		381,790		—	—

Derivatives
Ch$		610,155		—			434,521		—	—		401,759		—	—
UF		—		—	—		—		—	—		80		—	—
Foreign currency		61,940		—	—		77,072		—	—		77,111		—	—

Total		672,095		—	—		511,593		—	—		478,950		—	—

Current liabilities
Ch$		15,401		—	—		14,143		—	—		3,851		—	—
UF		—		—	—		—		—	—		—		—	—
Foreign currency		—		—	—		—		—	—		—		—	—

Total		15,401		—	—		14,143		—	—		3,851		—	—

Deferred tax liabilities
Ch$		37,291		—	—		19,052		—	—		32,262		—	—
UF		—		—	—		—		—	—		—		—	—
Foreign currency		—		—	—		—		—	—		—		—	—

Total		37,291		—	—		19,052		—	—		32,262		—	—

Provisions
Ch$		64,697		—	—		49,109		—	—		91,622		—	—
UF		—		—	—		—		—	—		—		—	—
Foreign currency		—		—	—		—		—	—		—		—	—

Total		64,697		—	—		49,109		—	—		91,622		—	—

	Year Ended December 31,
	2009					2010					2011
IFRS:	Average balance		Interest paid		Average nominal rate	Average balance		Interest paid		Average nominal rate	Average balance		Interest paid		Average nominal rate
	(in millions of Ch$, except percentages)
Other liabilities
Ch$		108,883		—	—		206,557		—	—		280,892		—	—
UF		568,572		—	—		10,247		—	—		12,916		—	—
Foreign currency		5,367		—	—		6,223		—	—		16,320		—	—

Total		682,822		—	—		223,027		—	—		310,128		—	—

Equity
Ch$		1,553,104		—	—		1,670,413		—	—		1,937,960		—	—
UF		—		—	—		—		—	—		—		—	—
Foreign currency		637		—	—		—		—	—		—		—	—

Total		1,553,741		—	—		1,670,413		—	—		1,937,960		—	—

Total non-interest bearing liabilities and equity
Ch$		5,187,656		—	—		5,985,371		—	—		6,641,072		—	—
UF		581,689		—	—		118,184		—	—		180,000		—	—
Foreign currency		656,793		—	—		751,142		—	—		955,826		—	—

Total	Ch$	6,426,138		—	—		6,854,697		—	—		7,776,898		—	—

Total liabilities and equity
Ch$		9,472,455		141,596	—		10,546,555		92,420	—		12,532,913		302,366	—
UF		4,627,843		34,233	—		3,721,372		196,184	—		4,298,505		291,185	—
Foreign currency		3,181,994		47,054	—		3,310,327		35,773	—		3,493,512		30,658	—

Total	Ch$	17,282,292	Ch$	222,883	—	Ch$	17,578,254	Ch$	324,377	—	Ch$	20,324,930	Ch$	624,209	—

Interest Earning Assets and Net Interest Margin

The following table sets forth, by currency of denomination, the levels of our average interest earning assets and net interest, and illustrates the comparative margins obtained, for the years ended December 31, 2010 and 2011:

	For the Year Ended December 31,
	2009		2010		2011
IFRS:	(in millions of Ch$, except percentages)

Total average interest earning assets
Ch$	Ch$	7,087,478	Ch$	7,608,341	Ch$	8,621,439
UF		6,287,530		6,702,142		7,679,479
Foreign currency		2,085,772		2,030,919		2,669,540

Total		15,460,780		16,341,402		18,970,458

Net interest earned (includes interest accrued on trading securities)(1)
Ch$		547,490		539,604		536,392
UF		106,940		245,991		328,917
Foreign currency		24,666		8,308		28,768

Total	Ch$	679,096	Ch$	793,903	Ch$	894,077

Net interest margin, nominal basis(2)
Ch$		7.72%		7.09%		6.22%
UF		1.70		3.67		4.28
Foreign currency		1.18		0.41		1.08

Total		4.39%		4.86%		4.71%

(1)	Net interest earned is defined as interest revenue earned less interest expense incurred.
(2)	Net interest margin, nominal basis is defined as net interest earned divided by average interest earning assets.

Changes in Net Interest Income—Volume and Rate Analysis

The following tables compare, by currency of denomination, changes in our net interest revenue between 2010 and 2011 caused by (i) changes in the average volume of interest earning assets and interest bearing liabilities and (ii) changes in their respective nominal interest rates. Volume and rate variances were calculated based on movements in average balances over the period and changes in nominal interest rate, average interest earning assets and average interest bearing liabilities. The net change attributable to changes in both volume and rate has been allocated proportionately to the change in volume and the change in rate.

	Increase (Decrease) from 2009 to 2010 due to changes in				Net change from 2009 to 2010		Increase (Decrease) from 2010 to 2011 due to changes in				Net change from 2010 to 2011
IFRS:	Volume		Rate				Volume		Rate
	(in millions of Ch$)
Assets
Interest earning assets

Cash and due from banks
Ch$	Ch$	4	Ch$	253	Ch$	257	Ch$	67	Ch$	2,131	Ch$	2,198
UF		—		—		—		—		—		—
Foreign currency		(27)		(53)		(80)		25		71		96

Total		(23)		200		177		92		2,202		2,294

Financial investments
Ch$		(6,890)		(2,095)		(8,985)		761		12,183		12,944
UF		1,215		25,050		26,265		(2,655)		11,679		9,024
Foreign currency		(256)		(4,543)		(4,799)		1,380		3,684		5,064

Total		(5,931)		18,412		12,481		(514)		27,546		27,032

Loans in advance to banks
Ch$		3,045		(1,319)		1,726		1,247		1,870		3,117
UF		—		—		—		—		—		—
Foreign currency		—		—		—		—		—		—

Total		3,045		(1,319)		1,726		1,247		1,870		3,117

Commercial loans
Ch$		21,816		(71,330)		(49,514)		29,087		101,330		130,417
UF		(201)		142,868		142,667		36,355		52,179		88,534
Foreign currency		638		(23,398)		(22,760)		12,574		(2,389)		10,185

Total		22,253		48,140		70,393		78,016		151,120		229,136

Consumer loans
Ch$		23,667		(28,407)		(4,740)		62,866		(4,655)		58,211
UF		301		1,757		2,058		429		389		818
Foreign currency		—		—		—		—		—		—

Total		23,968		(26,650)		(2,682)		63,295		(4,266)		59,029

Residential mortgage loans
Ch$		—		—		—		—		—		—
UF		9,327		120,685		130,012		40,775		38,776		79,551
Foreign currency		—		—		—		—		—		—

Total		9,327		120,685		130,012		40,775		38,776		79,551

Repurchase agreement
Ch$		4,419		(225)		4,194		712		(865)		(153)
UF		—		—		—		—		—		—
Foreign currency		—		—		—		—		—		—

Total		4,419		(225)		4,194		712		(865)		(153)

Total interest earning assets
Ch$		46,061		(103,123)		(57,062)		94,740		111,994		206,734
UF		10,642		290,360		301,002		74,904		103,023		177,927
Foreign currency		355		(27,994)		(27,639)		13,979		1,366		15,345

Total	Ch$	57,058	Ch$	159,243	Ch$	216,301	Ch$	183,623	Ch$	216,383	Ch$	400,006

	Increase (Decrease) from 2009 to 2010 due to changes in				Net change from 2009 to 2010		Increase (Decrease) from 2010 to 2011 due to changes in				Net change from 2010 to 2011
IFRS:	Volume		Rate				Volume		Rate
	(in millions of Ch$)
Liabilities
Interest bearing liabilities

Savings accounts and time deposits
Ch$	Ch$	8,032	Ch$	(52,811)	Ch$	(44,779)	Ch$	29,972	Ch$	165,848	Ch$	195,820
UF		(1,215)		83,257		82,042		7,260		44,102		51,362
Foreign currency		(1,491)		(4,779)		(6,270)		(2,927)		(3,002)		(5,929)

Total		5,326		25,667		30,993		34,305		206,948		241,253

Repurchase agreements
Ch$		(1,340)		(2,555)		(3,895)		614		8,592		9,206
UF		(413)		55		(358)		(183)		(184)		(367)
Foreign currency		(42)		(56)		(98)		2		—		2

Total		(1,795)		(2,556)		(4,351)		433		8,408		8,841

Borrowing from financial institutions
Ch$		482		(823)		(341)		3,519		415		3,934
UF		4		16		20		10		(31)		(21)
Foreign currency		3		16,637		16,640		2,752		(1,706)		1,046

Total		489		15,830		16,319		6,281		(1,322)		4,959

Debt issued
Ch$		1,363		(1,822)		(459)		(323)		1,130		807
UF		(1,800)		80,280		78,480		28,235		15,342		43,577
Foreign currency		(462)		(174)		(636)		(165)		53		(112)

Total		(899)		78,284		77,385		27,747		16,525		44,272

Other financial obligation
Ch$		369		(71)		298		379		(200)		179
UF		—		1,767		1,767		13		437		450
Foreign currency		(2,292)		(18,625)		(20,917)		96		(218)		(122)

Total		(1,923)		(16,929)		(18,852)		488		19		507

Total interest bearing liabilities
Ch$		8,906		(58,082)		(49,176)		34,161		175,785		209,946
UF		(3,424)		165,375		161,951		35,335		59,666		95,001
Foreign currency		(4,284)		(6,997)		(11,281)		(242)		(4,873)		(5,115)

Total	Ch$	1,198	Ch$	100,296	Ch$	101,494	Ch$	69,254	Ch$	230,578	Ch$	299,832

Financial Investments

Financial assets held-for-trading:

The detail of instruments classified as financial assets held-for-trading is as follows:

	As of December 31,						Weighted Average Nominal Rate as of December 31,
IFRS:	2009		2010		2011		2011
	(in millions of Ch$)%
Instruments issued by the Chilean Government and the Central Bank:
Central Bank bonds	Ch$	62,477	Ch$	44,624	Ch$	66,243	3.12%
Central Bank promissory notes		2,621		3,266		4,657	5.28
Other instruments issued by the Chilean Government and the Central Bank		96,996		109,302		6,942	4.52
Other instruments issued in Chile:
Mortgage bonds from domestic banks		2,556		196		61	—
Bonds from domestic banks		2,732		1,740		585	4.08
Deposits in domestic banks		182,995		119,002		191,003	6.07
Bonds from other Chilean companies		—		—		—	—
Other instruments issued in Chile		1,213		1,635		370	—
Instruments issued by foreign institutions:
Instruments from foreign governments or central banks		—		—		—	—
Other instruments issued abroad		—		—		35,051	—

Total	Ch$	351,590	Ch$	279,765	Ch$	304,912	2.63%

Instruments issued by the Chilean Government and the Central Bank include instruments sold under agreements to repurchase to customers and financial institutions, amounting to Ch$15,260 million as of December 31, 2009, Ch$10,792 million as of December 31, 2010 and Ch$29,811 million as of December 31, 2011. Under “Other instruments issued in Chile” are included instruments sold under agreements to repurchase to customers and financial instruments, amounting to Ch$183,135 million as of December 31, 2009, Ch$56,743 million as of December 31, 2010 and Ch$152,431 million as of December 31, 2011.

Investment Portfolio:

The detail of instruments classified as financial assets available-for-sale and as financial assets held-to-maturity is as follows:

Financial assets available-for-sale

	As of December 31,						Weighted average nominal rate as of December 31,
IFRS:	2009		2010		2011		2011
	(in millions of Ch$)%
Instruments issued by the Chilean Government and the Central Bank:
Bonds issued by the Chilean Government and the Central Bank	Ch$	25,880	Ch$	67,822	Ch$	158,865	3.51%
Promissory notes issued by the Chilean Government and the Central Bank		285,486		212,816		58,564	0.76
Other instruments		136,923		90,849		194,965	2.88
Other instruments issued in Chile:
Equity instruments valued at cost		2,112		2,222		2,222	—
Mortgage bonds from domestic banks		79,220		70,055		87,966	4.32
Bonds from domestic banks		55,111		73,331		124,203	3.98
Deposits from domestic banks		407,432		398,789		521,881	1.24
Bonds from other Chilean companies		73,174		40,467		54,449	0.88
Other instruments		—		116,682		139,602	6.19
Instruments issued by Foreign Institutions:
Instruments from foreign governments or central banks		—		—		—	—
Other instruments issued abroad		202,436		84,072		128,403	5.51

Total	Ch$	1,267,774	Ch$	1,157,105	Ch$	1,471,120	4.67%

The portfolio of financial assets available for sale included net unrealized gains of Ch$8,314 million and Ch$696 million as of December 31, 2010 and December 31, 2011, respectively, in each case recorded in other comprehensive income within equity.

Financial assets held-to-maturity

There are no securities reported under this category as of December 31, 2009, December 31, 2010 or December 31, 2011.

Maturity of Financial Investments:

The maturities of financial assets held-for-trading and financial assets available-for-sale, as of December 31, 2011 were as follows:

	As of December 31, 2011
	Due within 1 year		Due after 1 year but within 3 years		Due after 3 years but within 5 years		Due after 5 years		Total
IFRS:	(in millions of Ch$)
Financial assets held-for-trading	Ch$	304,912	Ch$	—	Ch$	—	Ch$	—	Ch$	304,912
Financial assets available-for-sale		635,951		118,722		222,782		493,665		1,471,120

Total	Ch$	940,863	Ch$	118,722	Ch$	222,782	Ch$	493,665	Ch$	1,776,032

Loan Portfolio

The following table sets forth our loans by type of loan and risk classification. All loan amounts stated below are before deduction of allowances for loan losses.

	As of December 31,
	2009		2010		2011
IFRS:	(in millions of Ch$)
Commercial loans:
Commercial loans	Ch$	6,693,165	Ch$	6,969,374	Ch$	7,916,496
Foreign trade loans		786,874		913,658		1,509,147
Current account debtors		135,402		122,106		214,479
Factoring transactions		343,057		477,133		589,098
Commercial lease transactions		696,040		777,294		996,566
Other loans and accounts receivable		66,638		37,841		31,607

Subtotal		8,721,176		9,297,406		11,257,393

Mortgage loans:
Mortgage bonds		208,971		164,474		134,377
Endorsable mortgage loans		238,875		205,260		175,258
Other residential real state mortgage loans		2,078,099		2,556,335		3,297,331
Residential lease transactions		—		—		—
Other loans and accounts receivable		1,061		552		468

Subtotal		2,527,006		2,926,621		3,607,434

Consumer loans:
Consumer loans in installments		1,346,188		1,482,056		1,763,101
Current account debtors		235,366		230,767		232,972
Credit card debtors		360,880		440,791		569,290
Consumer lease transactions		—		—		—
Other loans and accounts receivable		640		354		257

Subtotal		1,943,074		2,153,968		2,565,620

Total loans	Ch$	13,191,256	Ch$	14,377,995	Ch$	17,430,447

The loan categories are as follows:

•	“Commercial Loans” are loans and accounts receivable from clients not included within the mortgage or consumer loans categories.

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

Maturity and Interest Rate Sensitivity of Loans as of December 31, 2011

The following table sets forth an analysis by type and time remaining to maturity of our loans as of December 31, 2011:

	Balance as of December 30, 2011		Due within 1 month		Due after 1 month but within 6 months		Due after 6 months but within 12 months		Due after 1 year but within 3 years		Due after 3 years but within 5 years		Due after 5 years
	(in millions of Ch$)
IFRS:
Commercial loans:
Commercial loans	Ch$	7,916,496	Ch$	776,046	Ch$	1,717,338	Ch$	826,352	Ch$	2,128,591	Ch$	1,112,564	Ch$	1,355,605
Foreign trade loans		1,509,147		303,005		917,416		207,315		58,418		18,652		4,341
Current account debtors		214,479		214,479		—		—		—		—		—
Factoring loans		589,098		302,438		200,482		58,235		27,515		428		—
Leasing loans		996,566		30,827		130,359		138,640		381,463		155,010		160,267
Other loans		31,607		29,087		1,079		720		655		42		24

Subtotal		11,257,393		1,655,882		2,966,674		1,231,262		2,596,642		1,286,696		1,520,237

Mortgage Loans:
Mortgage bonds		134,377		2,680		7,833		9,613		36,201		28,940		49,110
Endorsable mortgage loans		175,258		3,232		8,868		9,134		34,618		31,151		88,255
Residential mortgage loans		3,297,331		26,848		68,560		83,645		347,482		362,091		2,408,705
Other loans		468		468		—		—		—		—		—

Subtotal		3,607,434		33,228		85,261		102,392		418,301		422,182		2,546,070

Consumer loans:
Consumer loans		1,763,101		98,903		316,214		316,059		812,144		207,741		12,040
Current account debtors		232,972		232,972		—		—		—		—		—
Credit card		569,290		539,853		29,437		—		—		—		—
Other loans		257		257		—		—		—		—		—

Subtotal		2,565,620		871,985		345,651		316,059		812,144		207,741		12,040

Total loans	Ch$	17,430,447	Ch$	2,561,095	Ch$	3,397,586	Ch$	1,649,713	Ch$	3,827,087	Ch$	1,916,619	Ch$	4,078,347

The following table sets forth the interest rate sensitivity of our outstanding loans due after one year as of December 31, 2011:

	As of December 31, 2011
	(in millions of Ch$)
IFRS:
Variable rate
Ch$	Ch$	681,030
UF		679,181
Foreign currency		215,145

Total		1,575,356

Fixed rate
Ch$		2,354,676
UF		5,714,103
Foreign currency		177,918

Total		8,246,697

Total	Ch$	9,822,053

Loans by Economic Activity

The following table sets forth under IFRS, at the dates indicated, an analysis of our loan portfolio based on the borrower’s principal economic activity. Loans to individuals for business purposes are allocated to their respective economic activity.

	As of December 31,
	2009			2010			2011
IFRS:	Loan Portfolio		% of Loan Portfolio	Loan Portfolio		% of Loan Portfolio	Loan Portfolio	% of Loan Portfolio
	(in millions of Ch$, except percentages)
Agriculture, Livestock, Forestry, Agribusiness, Fishing:
Agriculture and livestock	Ch$	296,178	2.25%	Ch$	491,486	3.42%	578,938	3.32%
Fruit		237,689	1.80		148,225	1.03	214,334	1.23
Forestry and wood extraction		15,310	0.12		44,136	0.31	41,479	0.24
Fishing		98,969	0.75		242,873	1.69	173,016	0.99

Subtotal		648,146	4.92		926,720	6.45	1,007,767	5.78

Mining and Petroleum:
Mining and quarries		65,703	0.50		36,316	0.25	178,425	1.02
Natural gas and crude oil extraction		108,749	0.82		68,380	0.48	238,192	1.37

Subtotal		174,452	1.32		104,696	0.73	416,617	2.39

Manufacturing:
Tobacco, food and beverages		186,901	1.42		269,172	1.87	260,609	1.50
Textiles, clothing and leather goods		102,303	0.78		170,093	1.18	133,366	0.77
Wood and wood products		50,526	0.38		64,344	0.45	71,792	0.41
Paper, printing and publishing		45,716	0.35		45,936	0.32	53,811	0.31
Oil refining, carbon and rubber		141,845	1.08		255,728	1.78	364,064	2.09
Production of basic metal, non-mineral, machine and equipment		225,538	1.71		248,983	1.73	291,522	1.67
Other manufacturing industries		69,925	0.53		94,217	0.66	238,532	1.37

Subtotal		822,754	6.25		1,148,473	7.99	1,413,696	8.12

Electricity, Gas and Water:
Electricity, gas and water		164,529	1.25		133,263	0.93	165,880	0.95

Subtotal		164,529	1.25		133,263	0.93	165,880	0.95

Construction:
Residential buildings		316,047	2.40		238,863	1.67	291,856	1.67
Other constructions		728,358	5.52		693,573	4.82	866,511	4.97

Subtotal		1,044,405	7.92		932,436	6.49	1,158,367	6.64

Commerce:
Wholesale		484,577	3.67		602,603	4.19	594,287	3.41
Retail, restaurants and hotels		760,114	5.76		912,959	6.35	797,309	4.57

Subtotal		1,244,691	9.43		1,515,562	10.54	1,391,596	7.98

Transport, Storage and Communications:
Transport and storage		267,267	2.03		472,043	3.28	419,043	2.40
Communications		112,799	0.86		110,585	0.77	142,147	0.82

Subtotal		380,066	2.89		582,628	4.05	561,190	3.22

Financial Services:
Financial and insurance companies		1,247,359	9.43		1,123,996	7.82	1,507,995	8.65
Holding companies and other financial services		1,192,900	9.04		1,404,777	9.77	1,615,254	9.27

Subtotal		2,440,259	18.47		2,528,773	17.59	3,123,249	17.92

Community, Social and Personal Services:
Community, social and personal services		1,801,874	13.66		1,418,431	9.85	2,019,031	11.58

Subtotal		1,801,874	13.66		1,418,431	9.85	2,019,031	11.58

Consumer Loans		1,943,074	14.73		2,159,235	15.02	2,565,620	14.72
Residential Mortgage Loans		2,527,006	19.16		2,927,778	20.36	3,607,434	20.70

Total		13,191,256	100.00%		14,377,995	100.00%	17,430,447	100.00%

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

	As of December 31,
	2009		2010		2011
IFRS:	(in millions of Ch$)

Argentina	Ch$	3,578	Ch$	3,307	Ch$	4,559
Australia		—		—		12,710
Austria		—		—		180
Belgium		—		—		6,254
Bolivia		—		—		82
Brazil		191,177		175,453		204,477
Canada		40		—		1,891
China		76,146		133,784		281,294
Colombia		2,218		7,967		29,299
Costa Rica		—		6,138		—
Denmark		—		—		132
El Salvador		22		4,251		—
Finland		—		—		400
France		177		7,618		191
Germany		285		—		1,643
Holland		—		—		15,562
Hong Kong		1,312		117		1,405
India		31,387		44		116,130
Israel		—		—		506
Italy		—		—		433
Japan		161		247		53
Mexico		14,184		36,309		87,154
New Zealand		59		—		—
Peru		4,615		11,565		12,384
Singapore		—		—		9,238
South Korea		21,186		14,811		64,041
Spain		—		—		1,243
Switzerland		—		—		46
Sweden		—		—		3,546
Taiwan		1,019		—		383
United Kingdom		15,236		371		24,490
United States		226		—		15,138
Uruguay		534		165		—
Venezuela		2,573		—		—

Total	Ch$	366,135	Ch$	402,147	Ch$	894,864

As a result of the economic and financial uncertainty observed in the Euro zone, the Bank is constantly monitoring the credit risk condition of certain European countries. In this line, as of December 31, 2011, the Bank maintains exposures of contingent credits (standby letters of credits and performance bonds) with certain European countries as follows:

	As of December 31, 2011
	(in millions of Ch$)
Italy		15,074
Spain		13,515

Total	Ch$	28,589

As of December 31, 2011, the Bank does not have any exposure relating to any other product such as: financial assets available-for-sale, financial assets held-for-trading, derivatives instruments, working capital, lines of credit, etc. with the countries mentioned in the table above.

We also maintain deposits abroad, as needed to conduct our foreign trade transactions and manage liquidity. The table below lists the largest amounts of foreign deposits by country under IFRS as of the end of the dates indicated:

	As of December 31,
IFRS:	2009		2010		2011
	(in millions of Ch$)

Australia	Ch$	149	Ch$	382	Ch$	736
Austria		128		—		—
Belgium		790		688		90
Canada		1,256		775		1,697
China		70		79		128
Denmark		11		59		74
Finland		296		110		99
France		543		1,162		676
Germany		11,163		6,133		3,745
Holland		1,123		1,628		301
Italy		1,067		1,638		109
Japan		7,189		4,497		5,259
Mexico		19		—		694
Norway		20		—		116
Peru		—		—		9
Russia		63		—		—
Spain		761		1,123		69
Sweden		36		138		199
Switzerland		435		—		2,092
United Kingdom		2,392		1,323		36,147
United States		221,466		22,888		236,753

Total	Ch$	248,977	Ch$	42,623	Ch$	288,993

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

Parametric Model: This model is applied to individuals and small- and medium-sized companies in business. To analyze these segments, we use certain levels of automation and parameterization. Automation currently provides a fundamental pillar for the pre-approval process for small companies and support for potential evaluations of medium-sized companies.

Case-by-Case Model: This model is used for the wholesale business segment. It is based on individual expert evaluation on risk level, operation amount and business complexity, among other variables.

Transactions in which the total customer credit risk is more than Ch$16,721 million require approval from a credit committee, composed of three directors and our Chief Executive Officer. Transactions in which the total customer credit risk is equal to or less than Ch$16,721 million may be approved by other executives, depending on the amount involved, as follows:

Approved by	Limit in MCh$

Credit committee, including members of the board of directors	up to legal limits
Chief executive officer, chairman and senior credit risk officer	up to MCh$16,721
Chief executive officer, chairman or senior credit risk officer (any two of the three)	up to MCh$11,147
Chief executive officer and executive credit risk officers	up to MCh$7,803
Senior credit risk officers and executive vice president of corporate banking	up to MCh$7,803
Executive credit risk officers and Executive vice president of corporate banking	up to MCh$3,121
Other credit risk officers	up to MCh$1,115
Executive vice president of corporate banking	up to MCh$1,115
Other department heads	up to MCh$446
Other officers	up to MCh$223

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

In the wholesale business segment, control and follow-up are realized through a combination of reviews. The most relevant are the following:

•	High-level structured portfolio reviews with respect to the impact of specific macroeconomic fluctuations on relevant sectors of activity, defining case-by-case action plans.

•	Constant monitoring system in order to detect early those customers that show potential risks, agreeing on specific action plans for these customers with the corresponding client servicing team.

•

Payment arrears management, backed by predictive indicators of risk level, with follow-up and action plans in the case of our most important customers, plus management of differentiated strategies for early recovery.

•	Follow-up on the conditions, restrictions and covenants imposed by the credit committee to all operations requiring it due to their importance or complexity.

•	Control of the exposure as well as the sufficiency of guarantees granted in the form of shares, monitoring fluctuations and preparing action plans in the event of insufficient coverage.

•	Follow-up schemes of credit behavior variables and borrowers’ financial condition.

•	Risk segmentation strategies for collection processes and policies to better integrate loan approval and monitoring processes based on a single set of credit fundamentals.

Analysis of Our Loan Classification

The following tables provide statistical data under IFRS regarding the classification of our loans as of the dates indicated. As discussed above, our risk analysis system requires that loans to all customers be classified.

IFRS:	As of December 31, 2009
	Commercial Loans		Residential Mortgage Loans		Consumer Loans		Total Loans		Percentage Loans of Classified
Bank’s Credit Rating:	(in millions of Ch$, except percentages)
A1	Ch$	32,067	Ch$	—	Ch$	—	Ch$	32,067	0.39%
A2		2,290,427		—		—		2,290,427	27.61
A3		2,074,847		—		—		2,074,847	25.01
B		3,446,251		—		—		3,446,251	41.54
C1		136,957		—		—		136,957	1.65
C2		6,195		—		—		6,195	0.07
Impaired Portfolio		309,288		—		—		309,288	3.73

Total individual classified loans	Ch$	8,296,032	Ch$	—	Ch$	—	Ch$	8,296,032	100.00%

Group non-classified loans		308,200		2,458,219		1,814,595		4,581,014
Group impaired portfolio		116,944		68,787		128,479		314,210

Total loans	Ch$	8,721,176	Ch$	2,527,006	Ch$	1,943,074	Ch$	13,191,256

Percentage Classified		95.13%		0.00%		0.00%		62.89%

IFRS:	As of December 31, 2010(*)
	Commercial Loans		Residential Mortgage Loans		Consumer Loans		Total Loans		Percentage Loans of Classified
Bank’s Credit Rating:	(in millions of Ch$, except percentages)
A1	Ch$	28,728	Ch$	—	Ch$	—	Ch$	28,728	0.35%
A2		2,346,028		—		—		2,346,028	28.19
A3		2,098,218		—		—		2,098,218	25.21
B		3,380,009		—		—		3,380,009	40.61
Impaired Portfolio		469,971		—		—		469,971	5.64

Total individual classified loans	Ch$	8,322,954	Ch$	—	Ch$	—	Ch$	8,322,954	100.00%

Group non-classified loans		838,074		2,856,020		2,045,849		5,739,943
Group impaired portfolio		129,954		71,758		113,386		315,098

Total loans	Ch$	9,290,982	Ch$	2,927,778	Ch$	2,159,235	Ch$	14,377,995

Percentage Classified		89.58%		0.00%		0.00%		57.89%

(*)	On January 1, 2010, the criteria for classification of the impaired portfolio was changed, considering 100% of categories C1 and C2 in impairment, unlike in 2009, where customers that were classified in categories C1 and C2 who were not overdue for more than 60 days were not taken into consideration.

IFRS:	As of December 31, 2011 (**)
Individual Analysis Category	Commercial Loans		Residential Mortgage Loans		Consumer Loans		Total Loans		Percentage Loans of Classified
	(in millions of Ch$, except percentages)
Normal portfolio	Ch$	9,456,109	Ch$	—	Ch$	—	Ch$	9,456,109	97.72%
Substandard portfolio		56,405		—		—		56,405	0.59
Non-complying portfolio		163,859		—		—		163,859	1.69

Total individual classified loans	Ch$	9,676,373	Ch$	—	Ch$	—	Ch$	9,676,373	100.00%

Percentage Classified		85.96%		0.00%		0.00%		55.51%
Group Analysis Category
Normal portfolio		1,443,208		3,543,520		2,439,495		7,426,223	95.77%
Non-complying portfolio		137,812		63,914		126,125		327,851	4.23

Total group classified loans	Ch$	1,581,020		3,607,434		2,565,620		7,754,074	100.00%

Total loans	Ch$	11,257,393	Ch$	3,607,434	Ch$	2,565,620	Ch$	17,430,447

Percentage Classified		85.96%		0.00%		0.00%		55.51%

(**)	On January 1, 2011, the credit ratings for debtors with individual assessment changed, separating the portfolio in Normal (categories A1-A6), substandard (B1 – B4) and Non-complying (C1-C6) as show in the above table. Note 10(a) of Financial Statements shows that the normal portfolio includes, additionally, two substandard categories (B1-B2) which amount corresponds to Ch$48,347 million.

Classification of Loan Portfolio Based on the Borrower’s

Payment Performance

The following table sets forth under IFRS as of the dates indicated the amounts that are current as to payments of principal and interest and the amounts that are overdue:

	Domestic Loans(1)
	As of December 31,
	2009		2010		2011
IFRS:	(in millions of Ch$)
Current	Ch$	11,742,400	Ch$	12,724,970	Ch$	15,637,362
Total Overdue 1-29 days		721,686		945,689		1,165,108
Total Overdue 30-89 days		535,437		498,612		298,729
Total Past Due 90 days or more		190,295		172,075		178,905

Total loans	Ch$	13,189,818	Ch$	14,341,346	Ch$	17,280,104

	Foreign Loans(1)
	As of December 31,
	2009		2010		2011
IFRS:	(in millions of Ch$)
Current	Ch$	1,438	Ch$	36,649	Ch$	150,343
Total Overdue 1-29 days		—		—		—
Total Overdue 30-89 days		—		—		—
Total Past Due 90 days or more		—		—		—

Total loans	Ch$	1,438	Ch$	36,649	Ch$	150,343

	Total Loans(1)
	As of December 31,
	2009		2010		2011
IFRS:	(in millions of Ch, except percentages)
Current	Ch$	11,743,838	Ch$	12,761,619	Ch$	15,787,705
Total Overdue 1-29 days		721,686		945,689		1,165,108
Total Overdue 30-89 days		535,437		498,612		298,729
Total Past Due 90 days or more		190,295		172,075		178,905

Total loans	Ch$	13,191,256	Ch$	14,377,995	Ch$	17,430,447

Total Overdue loans expressed as a percentage of total loans		10.97%		11.24%		9.42%
Total Past-due loans as a percentage of total loans		1.44%		1.20%		1.03%

(1)	Total past-due and total overdue loans refer to installments that are past-due or overdue and the remaining outstanding balance of such loans (principal and interest).

Loans included in the previous table, which have been restructured and bear no interest, are as follows:

	As of December 31,
	2009		2010		2011
IFRS:	(in millions of Ch$)
Ch$	Ch$	4,283	Ch$	2,550	Ch$	2,547
UF		128		128		128

Total	Ch$	4,411	Ch$	2,678	Ch$	2,675

The amount of interest we would have recorded on these loans for the year ended December 31, 2011 had these loans been earning a market interest rate was Ch$113 million.

In addition, other loans that were restructured, mainly through the extension of their maturities, and that bear interest are as follows:

	As of December 31,
	2009		2010		2011
IFRS:	(in millions of Ch$)
Total other restructured loans	Ch$	357,345	Ch$	328,370	Ch$	338,725

During the year ended December 31, 2011, interest recorded in income on these loans amounted to Ch$51,950 million.

Analysis of Substandard Loans and Total Past Due

The following table analyzes our substandard loans, total past-due loans and allowances for loan losses existing at the dates indicated under IFRS.

	Year ended December 31,
	2009		2010		2011
IFRS:	(in millions of Ch$, except percentages)
Total loans	Ch$	13,191,256	Ch$	14,377,995	Ch$	17,430,447
Substandard loans(1)		766,650		785,069		499,768
Substandard loans as a percentage of total loans		5.81%		5.46%		2.87%
Total past due
To the extent secured(2)		25,881		23,781		17,388
To the extent unsecured		164,414		148,294		161,517

Total past due	Ch$	190,295	Ch$	172,075	Ch$	178,905

Total past due as a percentage of total loans		1.44%		1.20%		1.03%
To the extent secured		0.20		0.17		0.10
To the extent unsecured		1.25		1.03		0.93
Allowances for loans losses as a percentage of:
Total loans		2.37		2.42		2.33
Total past due		164.01		202.25		227.32
Total past due—unsecured		189.83%		234.69%		251.79%

(1)	For periods prior to 2011 individually evaluated loans are considered substandard when they are classified into categories C1 to D2, and group-evaluated loans are considered substandard when they are assigned allowances for loan losses greater than 20%. For periods after 2011, individual assessment, are considered in impaired portfolio all credits of debtors classified in some category of “Non-complying Loans “, as well as in categories B3 and B4 of “Substandard Portfolio.” Also, being subject to assessment debtors group, the impaired portfolio includes all credits of the Non-complying loans.
(2)	Security generally consists of mortgages on real estate, pledges of marketable securities, letters of credit or cash.

Analysis of Allowances for Loan Losses

The following table analyzes our allowances for loan losses and changes in the allowances attributable to charge-offs, new allowances, allowances released and the effect of price-level restatement on allowances for loan losses:

	As of December 31,
	2009		2010		2011
IFRS:	(in millions of Ch$, except percentages)
Allowances for loan losses at beginning of period	Ch$	225,108	Ch$	312,101	Ch$	348,027
Charge-offs		(181,793)		(149,093)		(134,010)
Allowances established		270,305		185,019		192,674
Allowances released(1)		(1,519)		—		—

Allowances for loan losses at end of period	Ch$	312,101	Ch$	348,027	Ch$	406,691

Ratio of charge-offs to average loans		1.42%		1.10%		0.84%
Allowances for loan losses at end of period as a percentage of total loans		2.37%		2.42%		2.33%

(1)	Represents the aggregate amount of allowances for loan losses released during the year as a result of charge-offs, recoveries or a determination by management that the level of risk existing in the loan portfolio has been reduced.

For allowance for loan losses associated with impaired loans and with non-impaired loans, see Note 10 (c) to our audited consolidated financial statements as of and for the year ended December 31, 2011 appearing elsewhere in this annual report.

The deterioration of the Chilean economy during the final quarter of 2008 and the first semester of 2009 negatively impacted the risk profiles of both individuals and companies. In addition, certain sectors, such as the

Chilean salmon industry, were affected by productive difficulties during 2009, weakening its payment capacity. These factors prompted a significant 38.6% increase in our allowances for loan losses as of December 31, 2099, as compared to December 31, 2008.

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

The year ended December 31, 2011 was positive for the local economy. GDP recorded 6.0% annual growth, which resulted in improved economic figures, such as a four-year low unemployment rate (7.1%) and an increase in real salaries. These macroeconomic indicators boosted consumption and the commercial activity of companies, all of which resulted in improved risk profiles of both individuals and companies. Given the improved economic conditions, our allowances for loan losses recorded a 16.9% increase, from Ch$348,027 million in 2010 to Ch$406,691 million in 2011, which was mainly the result of a 21.2% increase recorded in our total loans.

Loans are written-off when the collection efforts have been exhausted but not later than the maximum periods as follows:

Type of Loan	Term
Consumer loans with or without collateral	6 months
Other transactions without collateral	24 months
Commercial loans with collateral	36 months
Residential mortgage loans	48 months
Consumer leases	6 months
Other non-real estate lease transactions	12 months
Real estate leases (commercial or residential)	36 months

The following table presents detailed information on write-offs and shows the charge-offs breakdown by loan category:

	Year ended December 31,
	2009		2010		2011
IFRS:	(in millions of Ch$)
Commercial loans	Ch$	86,030	Ch$	46,419	Ch$	38,136
Mortgage loans		2,088		2,376		2,923
Consumer loans		93,675		100,298		92,951

Total	Ch$	181,793	Ch$	149,093	Ch$	134,010

Loan recoveries by type of loan are shown in the table below:

	Year ended December 31,
	2009		2010		2011
IFRS:	(in millions of Ch$)
Commercial loans	Ch$	23,934	Ch$	11,127	Ch$	16,014
Mortgage loans		2,653		1,387		1,106
Consumer loans		232		19,609		28,445
Subtotal		26,819		32,123		45,565
Recoveries and sales of loans reacquired from the Central Bank		60		46		90

Total	Ch$	26,879	Ch$	32,169	Ch$	45,655

The following tables classify our loan portfolio based on the borrower’s payment performance for each of the last three years:

	Year ended December 31, 2009
	Commercial Loans		Consumer Loans		Mortgage Loans		Total
IFRS:	(in millions of Ch$)
Total Past due after 90 days but less than 6 months	Ch$	11,056	Ch$	33,549	Ch$	14,152	58,757
Total Past due after 6 months within 12 months		82,117		—		13,850	95,967
Total Past due 12 months within 24 months		10,062		—		9,417	19,479
Total Past due 24 months within 36 months		10,368		—		3,533	13,901
Total Past due 36 months within 48 months		—		—		2,191	2,191

Total Past Due	Ch$	113,603	Ch$	33,549	Ch$	43,143	190,295

	Year ended December 31, 2010
	Commercial Loans		Consumer Loans		Mortgage Loans		Total
IFRS:	(in millions of Ch$)
Total Past due after 90 days but less than 6 months	Ch$	33,889	Ch$	29,257	Ch$	16,671	79,817
Total Past due after 6 months within 12 months		28,503		—		9,754	38,257
Total Past due 12 months within 24 months		33,073		—		8,689	41,762
Total Past due 24 months within 36 months		5,920		—		4,335	10,255
Total Past due 36 months within 48 months		—		—		1,984	1,984

Total Past Due	Ch$	101,385	Ch$	29,257	Ch$	41,433	172,075

	Year ended December 31, 2011
	Commercial Loans		Consumer Loans		Mortgage Loans		Total
IFRS:	(in millions of Ch$)
Total Past due after 90 days but less than 6 months	Ch$	41,729	Ch$	38,825	Ch$	15,367	95,921
Total Past due after 6 months within 12 months		22,837		—		8,588	31,425
Total Past due 12 months within 24 months		30,982		—		6,487	37,469
Total Past due 24 months within 36 months		6,847		—		4,079	10,926
Total Past due 36 months within 48 months		—		—		3,164	3,164

Total Past Due	Ch$	102,395	Ch$	38,825	Ch$	37,685	178,905

Allocation of Allowances for Loan Losses

The following tables set forth the proportions of our required allowances for loan losses attributable to our commercial, consumer and residential mortgage loans under IFRS as of the dates indicated.

	As of December 31, 2009					As of December 31, 2010
	Allowance amount		Allowance amount as a percentage of loans in category	Allowance amount as a percentage of total loans	Loans in category as percentage of total loans(1)	Allowance amount		Allowance amount as a percentage of loans in category	Allowance amount as a percentage of total loans	Loans in category as percentage of total loans(1)
IFRS:	(in millions of Ch$, except percentages)
Commercial loans	Ch$	189,610	2.17%	1.44%	66.11%	Ch$	211,558	2.28%	1.47%	64.66%
Consumer loans		108,592	5.59	0.82	14.73		121,195	5.63	0.84	14.98
Residential mortgage loans		13,899	0.55	0.11	19.16		15,274	0.52	0.11	20.36

Total allocated allowances	Ch$	312,101	2.37%	2.37%	100.00%	Ch$	348,027	2.42%	2.42%	100.00%

	As of December 31, 2011
	Allowance amount		Allowance amount as a percentage of loans in category	Allowance amount as a percentage of total loans	Loans in category as percentage of total loans(1)
IFRS:	(in millions of Ch$, except percentages)
Commercial loans	Ch$	252,199	2.24%	1.45%	64.58%
Consumer loans		138,588	5.40	0.80	14.72
Residential mortgage loans		15,904	0.44	0.09	20.70

Total allocated allowances	Ch$	406,691	2.33%	2.33%	100.00%

(1)	Based on our loan classification.

The following table sets forth our charge-offs for 2009, 2010 and 2011 by major economic sector and provides further detail of charge-offs that have already been described in the previous discussion of allowances for loan losses:

	Year Ended December 31,
	2009		2010		2011
IFRS:	(in millions of Ch$)
Commercial:
Agriculture	Ch$	4,950	Ch$	3,177	Ch$	5,208
Mining		284		461		606
Manufacturing		9,900		7,956		3.807
Construction		7,766		6,159		3,330
Commerce		26,501		12,960		8,107
Transport		4,867		3,786		2,132
Financial services		11,619		6,140		9,799
Community		20,143		5,780		5,147

Subtotal:	Ch$	86,030	Ch$	46,419	Ch$	38,136

Consumer loans		93,675		100,298		92,951
Mortgage loans		2,088		2,376		2,923

Total	Ch$	181,793	Ch$	149,093	Ch$	134,010

Composition of Deposits and Other Commitments

The following table sets forth under IFRS the composition of our deposits and similar commitments as of the dates indicated. See “—Average Balance Sheets, Interest Earned on Interest Earning Assets and Interest Paid on Interest Bearing Liabilities” for the average rate paid on each of the following deposit categories.

	As of December 31,
	2009		2010		2011
IFRS:	(in millions of Ch$)
Current accounts	Ch$	3,127,934	Ch$	3,611,894	Ch$	3,968,504
Other demand deposits		590,142		834,287		926,922
Savings accounts		158,035		173,404		177,900
Time deposits		7,264,809		7,497,073		9,081,336
Other term balance payables		4,637		27,491		23,088

Total	Ch$	11,145,557	Ch$	12,144,149	Ch$	14,177,750

Maturity of Deposits

The following table sets forth under IFRS information regarding the currency and maturity of our deposits at December 31, 2011, expressed in percentages. UF-denominated deposits are similar to Chilean peso-denominated deposits in all aspects, except that the principal is readjusted periodically based on the value of the UF.

	As of December 31, 2011
	Ch$	UF	Foreign Currency	Total
	(in millions of Ch$)
IFRS:
Demand deposits	4,119,500	179,584	596,342	4,895,426
Savings accounts	—	177,901	—	177,901
Time deposits:
Maturing within three months	4,711,567	670,789	888,345	6,270,701
Maturing after three but within six months	546,539	395,991	41,219	983,749
Maturing after six but within 12 months	664,188	880,638	12,335	1,557,161
Maturing after 12 months	80,584	211,321	907	292,812

Total time deposits	6,002,878	2,158,739	942,806	9,104,423

Total deposits	10,122,378	2,516,224	1,539,148	14,177,750

The following table sets forth information under IFRS regarding the currency and maturity of deposits in excess of U.S.$100,000 as of December 31, 2011:

	As of December 31, 2011
	Ch$	UF	Foreign Currency	Total
	(in millions of Ch$)
IFRS:
Demand deposits	40.70%	7.14%	38.74%	34.53%
Savings accounts	—	7.07	—	1.25
Time deposits:
Maturing within three months	46.55	26.66	57.72	44.23
Maturing after three but within six months	5.40	15.74	2.68	6.94
Maturing after six but within 12 months	6.56	35.00	0.80	10.98
Maturing after 12 months	0.79	8.39	0.06	2.07

Total time deposits	59.30	85.79	61.26	64.22

Total deposits	100.00%	100.00%	100.00%	100.00%

Minimum Capital Requirements

The following table sets forth our minimum capital requirements set by the Superintendency of Banks as of the dates indicated:

	As of December 31,
	2009		2010		2011
CHILEAN GAAP:	(in millions of Ch$)
Banco de Chile’s regulatory capital	Ch$	1,392,745	Ch$	1,404,125	Ch$	1,739,173
Minimum regulatory capital required		(570,054)		(638,684)		(761,362)

Excess over minimum regulatory capital required	Ch$	822,691	Ch$	765,441	Ch$	977,811

Short-Term Borrowings

The principal categories of our short-term borrowings are amounts borrowed under foreign trade lines of credit, domestic inter-bank loans and repurchase agreements. The table below presents under IFRS the amounts outstanding and the weighted average nominal interest rate for each period indicated by type of short-term borrowing.

	For the year ended December 31,
	2009			2010			2011
IFRS:	Year-End Balance		Weighted Average Nominal Interest Rate	Year-End Balance		Weighted Average Nominal Interest Rate	Year-End Balance		Weighted Average Nominal Interest Rate
	(in millions of Ch$, except rate data)
Payables from repurchase agreements and security lending	Ch$	308,028	3.48%	Ch$	81,755	2.46%	Ch$	223,202	4.86%
Borrowings from domestic financial institutions		3,878	3.73		—	—		—	—
Foreign borrowings		1,209,144	1.32		1,281,292	1.37		1,668,084	1.29
Other obligations		129,740	—		111,558	—		123,051	—

Total short-term borrowings	Ch$	1,650,790	1.62%	Ch$	1,474,605	1.33%	Ch$	2,014,337	1.61%

The following table shows the average balance and the weighted average nominal rate for each short-term borrowing category during the periods indicated:

	For the year ended December 31,
	2009			2010			2011
IFRS:	Average Balance		Weighted Average Nominal Interest Rate	Average Balance		Weighted Average Nominal Interest Rate	Average Balance		Weighted Average Nominal Interest Rate
	(in millions of Ch$, except rate data)
Payables from repurchase agreements and security lending	Ch$	275,058	2.31%	Ch$	182,956	1.10%	Ch$	218,847	4.96%
Central Bank borrowings		53,548	0.85		77	1.34		69	—
Borrowings from domestic financial institutions		54,446	0.09		61,109	1.98		73,590	3.06

Sub-total	Ch$	383,052	1.79%	Ch$	244,142	1.32%	Ch$	292,506	4.48%

Foreign borrowings		1,090,925	0.18		1,240,088	1.42		1,600,479	1.35

Total short-term borrowings	Ch$	1,473,977	0.60%	Ch$	1,484,230	1.40%	Ch$	1,892,985	1.83%

The following table presents the maximum month-end balances of our principal sources of short-term borrowings during the periods indicated:

	Maximum 2009 month-end balance		Maximum 2010 month-end balance		Maximum 2011 month-end balance
IFRS:	(in millions of Ch$)
Investments sold under agreements to repurchase	Ch$	381,522	Ch$	320,613	Ch$	321,956
Central Bank borrowings		237,243		125,268		98,865
Borrowings from domestic financial institutions		145,697		250,215		126,055
Foreign borrowings	Ch$	1,209,144	Ch$	1,528,988	Ch$	1,914,290

Item 4B.	Unresolved Staff Comments

None.

Item 5.	Operating and Financial Review and Prospects

OPERATING RESULTS

Introduction

The following discussion should be read in conjunction with, and is entirely qualified by reference to, our audited consolidated financial statements as of and for the year ended December 31, 2011 appearing elsewhere in this annual report and “Item 4. Information on the Company—Selected Statistical Information.” Certain amounts (including percentage amounts) that appear in this annual report may not total due to rounding.

We prepare our audited consolidated financial statements in accordance with IFRS as issued by the IASB.

Until and including our consolidated financial statements included in our annual report on Form 20-F for the year ended December 31, 2008, we prepared our audited consolidated financial statements in accordance with Chilean GAAP, with reconciliations to U.S. GAAP. As required by IFRS 1—First Time Adoption of International Financial Reporting Standards, our financial position as of December 31, 2008 and our results of operations for the year ended December 31, 2008 were restated in accordance with IFRS 1 for comparative purposes. Reconciliations and description of the transition to IFRS, and the effects on assets, liabilities, equity, net income and cash flows are presented in Note 5 to our audited consolidated financial statements included in our annual report on Form 20-F for the year ended December 31, 2009 filed with the SEC on June 29, 2010. Unless otherwise indicated, the financial information included in this annual report with respect to 2009, 2010 and 2011 has been derived from financial statements that were prepared in accordance with IFRS. See Note 2(a) to our audited consolidated financial statements as of and for the year ended December 31, 2011 appearing elsewhere in this annual report. IFRS differs in certain significant respects from Chilean GAAP. As a result, our financial information presented under IFRS is not directly comparable to any of our financial information presented under Chilean GAAP. Accordingly, readers should avoid such comparison.

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

After a period of accelerated growth between 1985 and 1997, when Chile’s gross domestic product grew at an average annual rate of 7.2%, Chile’s economic growth slowed to an average rate of 4.3% between 2000 and 2008. Since 2008 the Chilean economy has faced extraordinarily difficult circumstances, ranging from a general worldwide economic slowdown caused by the United States’ subprime mortgage crisis to the worst earthquake reported in over 50 years in Chile. Nevertheless, the country has been able to successfully overcome these challenges due to its stable financial condition resulting from an earlier accumulation of international reserves and its internationally recognized sound fiscal policy.

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

In terms of domestic demand, as a result of the uncertainty caused by the global economic downturn and the increase in the Chilean unemployment rate, private consumption significantly decreased in 2009, leading to a decrease in the demand for durable goods (mainly cars and houses), which directly affected the construction sector and indirectly affected both the forestry and transportation sectors. The consumption of non-durable goods also declined and, accordingly, the retail sector was negatively affected and reported a decrease in its commercial activity. As a result, investments (which grew by 17.9% in 2008) stagnated due to a decline in expectations of economic growth, leading companies to postpone their investment projects, which raised the unemployment rate in Chile.

All of these elements resulted in a 1.0% reduction in the Chilean GDP and an average unemployment rate of 9.7% for 2009. Also, the reduction in domestic and international consumption entailed a significant adjustment in inventory volumes and an excess of productive capacity, which resulted in a sharp decrease in prices, leading to a deflation of 1.4% as measured by the CPI as published by the Chilean National Statistics Institute for 2009. The absence of inflationary pressures encouraged the Central Bank to carry out monetary stimulus, which caused the annual interest rate to fall to a historical low of 0.5% in order to ensure sufficient liquidity in the local monetary system.

Starting in the third quarter of 2009, the Chilean economy began to show signs of recovery which temporarily faded immediately after the earthquake that struck the center-south region of Chile on February 27, 2010, negatively affecting Chile’s GDP growth during the first quarter of 2010.

Nevertheless, the Chilean economy recovered from the effects of the earthquake and, in 2010, GDP growth was 6.1% mainly due to domestic consumption (which grew by 9.0%) and investments (that grew by 14.4%), as a result of a more positive business environment that led consumers to increase household spending and companies to undertake postponed investment projects. As a consequence, the inflation rate for 2010 was 3.0%, as measured by the CPI published by the Chilean National Statistics Institute. Private consumption was the main driver of GDP growth during the first half of 2010 while investment became increasingly important during the second half of 2010, as companies began to restart investment projects in response to a more positive business environment.

During 2011, the Chilean economy witnessed a GDP growth of approximately 6.0%, fostered by the high economic dynamism evidenced during the first half of 2011 as a result of the earthquake effect that represented a low basis for comparison. Conversely, during the second half of 2011, the economy suffered a slowdown mainly associated with lower activity in the mining and manufacturing sectors. On the other hand, consumer spending grew approximately 8.8%, spurred by a 4-year low in the unemployment rate of 7.1%, higher real salaries and a flexible credit market.

On the investment side, preliminary figures show a 17.6% year-over-year growth, which was fostered by expenditures in machinery and equipment, as well as the higher dynamism observed in the real estate and construction industries.

The greater demand, as well as higher food and transportation (due to international oil shortage) prices, translated into higher inflationary pressures that resulted in a CPI increase of 4.4%, which was above the upper boundary of Central Bank’s long-term goal range. Accordingly, the Chilean Central Bank continued withdrawing the monetary stimulus it started in June 2010. Thus, during the first half of 2011, the Central Bank carried out four monthly increases of 50 basis points in the monetary policy interest rate, which increased from 3.25% in December 2010 to 5.25% in June 2011, which was maintained by the Central Bank until December 2011.

Nevertheless, despite the inflation recorded in 2011 and due to the global and local economic slowdown observed at the end of 2011, the Central Bank decided to lower the monetary policy rate to 5.00% on January 12, 2012 and as of April 10, 2012 it had maintained this figure throughout the year, subject to the developments in the global and local economies.

As for the stock market, during 2010, the IPSA Index (the most important Chilean stock index composed of the 40 stocks with the highest average annual trading volume on the Santiago Stock Exchange) reached 5,000 points, well above the 3,580 reported in December 31, 2009. This increase was fuelled by the recovery of stocks from companies associated with retail, commodities and banking activities, which reflected the more upbeat outlook for the domestic and global economies. Nonetheless, 2011 was a year full of uncertainty in the global and local stock exchanges. Concerns about the fiscal condition of certain European countries, as well as the slowdown in some emerging economies, such as China, led the IPSA index to lose most of the gain recorded during the previous year, closing 2011 at approximately 4,180 points. Although the uncertainty and volatility have remained in the first months of 2012, the IPSA Index has recovered and by April 23, 2012 it had reached 4,551 points approximately, recording 9.2% increase.

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

Inflation

Historically, Chile has experienced high levels of inflation that have significantly affected our financial condition and results of operations. Although inflation remained relatively low during much of the past decade, price level changes were relatively high during 2008 (7.1%), primarily as a result of the sharp increase in international oil and food prices. However, throughout 2009, we experienced deflation at a rate of 1.4% as a consequence of the global financial crisis, which affected many of Chile’s economic indicators, such as exports, employment, consumption and investment, thereby reducing purchasing power and leading to a weaker aggregate demand. Nevertheless, throughout 2010 and consistently with the recovery trend shown by the Chilean economy since the last quarter of 2009, inflation returned to more normal levels and was within the long-term range of 2.0% to 4.0% per year targeted by the Central Bank, ending the year at 3.0%. During the year ended December 31, 2011, inflation was 4.4%, as measured by the CPI published by the Chilean National Statistics Institute. According to the Central Bank, the increase in the inflation rate was in line with higher levels of activity in the Chilean economy prompted by an increase in private consumption and higher international food and oil prices that also impacted other sectors of the economy.

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

UF-Denominated Assets and Liabilities. The UF is revalued in monthly cycles. On each day in the period beginning the tenth day of the current month through the ninth day of the next month, the nominal peso value of the UF is indexed up (or down in the event of deflation) in order to reflect each day a pro rata amount of the prior calendar month’s change in the CPI as published by the Chilean National Statistics Institute. One UF was equal to Ch$21,455.55 as of December 31, 2010 and Ch$ 22,294.03 as of December 31, 2011. The effect of any changes in the nominal peso value of our UF-denominated assets and liabilities is reflected in our results of operations as an increase (or decrease, in the event of deflation) in interest revenue and expense. Our net interest income will be positively affected by inflation (and negatively affected by deflation) to the extent that our average UF-denominated assets exceed our average UF-denominated liabilities, while our net interest income will be negatively affected by inflation (and positively affected by deflation) when average UF-denominated liabilities exceed our average UF-denominated assets. Our average UF-denominated assets exceeded our average UF-denominated liabilities by Ch$3,020,905 million (U.S.$6,449.82 million) during the year ended December 31, 2010 and Ch$3,447,229 million (U.S.$6,634.84 million) during the year ended December 31, 2011. These figures exclude capital, reserves and derivatives. See “Item 4. Information on the Company—Selected Statistical Information.”

Peso-Denominated Assets and Liabilities. Interest rates in Chile tend to reflect the rate of inflation during the relevant period and expectations regarding future inflation. The sensitivity of our peso-denominated interest earning assets and interest bearing liabilities to the inflation rate varies. See “—Interest Rates.” We maintain a substantial amount of non-interest bearing, peso-denominated current accounts and other demand deposits. The ratio of such deposits to average interest bearing peso-denominated liabilities was 76% during the year ended December 31, 2010 and 64% during the year ended December 31, 2011. Since a large part of such deposits are not indexed to inflation, even a slight decline in the rate of inflation may adversely affect our net interest margin on assets funded with such deposits and even a slight increase in the rate of inflation may increase the net interest margin on such assets. See “Item 4. Information on the Company—Selected Statistical Information—Interest Earning Assets and Net Interest Margin.”

Interest Rates

Interest rates earned and paid on our assets and liabilities reflect in part, inflation and expectations regarding future inflation, shifts in short-term interest rates related to the Central Bank’s monetary policies and movements in long-term real rates. The Central Bank manages short-term interest rates based on its objectives of balancing low inflation and economic growth. Accordingly, due to the high inflation experienced during 2008, the Central Bank increased its reference interest rate five times during that year, resulting in a final monetary policy interest rate of 8.25% at the end of 2008. On the other hand, the sharp decrease in economic activity during 2009, as well as the decrease in inflationary pressures, led the Central Bank to reduce the monetary policy interest rate to a historical low of 0.50% in order to ensure sufficient liquidity levels and to enhance aggregate demand. However, as a consequence of strong recovery signs for the economic activity and the more normalized inflationary environment, the Central Bank began to withdraw the monetary stimulus in June 2010, when it increased the monetary policy annual interest rate to 1.00% from the 0.5% maintained during the first half of that year. Since June 2010, the Central Bank has repeatedly raised the monetary policy interest rate, ending 2011 at 5.25% from the 3.25% recorded in December 2010. Nevertheless, as a consequence of the tempered global slowdown during the last quarter of 2011 and the uncertainty regarding the fiscal condition of some developed countries, the Chilean Central Bank decided to lower the reference interest rate by 0.25% on January 12, 2012. As of April 23, 2012, the Chilean reference interest rate remained steady at 5.00%.

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

According to information published by the Central Bank, the average annual short-term nominal interest rate, based on the rate paid by Chilean financial institutions for 90 to 360-day Chilean peso-denominated deposits, was 2.73% in 2010 and 5.61% in 2011. The average annual long-term nominal interest rate, based on the interest rate of the Central Bank’s five-year Chilean peso-denominated bonds, was 5.54% in 2010 and 5.67% in 2011.

Foreign Currency Exchange Rates

A significant portion of our assets and liabilities are denominated in foreign currencies, principally U.S. dollars, and we have historically maintained and may continue to maintain gaps between the balances of such assets and liabilities. This gap includes assets and liabilities denominated in foreign currencies and assets and liabilities denominated in Chilean pesos that contain repayment terms linked to changes in foreign currency exchange rates. Because foreign currency denominated assets and liabilities, as well as interest earned or paid on such assets and liabilities and gains (losses) realized upon the sale of such assets, are translated into pesos in preparing our audited consolidated financial statements, our reported income is affected by changes in the value of the peso with respect to foreign currencies, primarily the U.S. dollar. Adjustments to U.S. dollar-indexed assets are reflected as adjustments in net interest earnings and offset results in our foreign exchange position.

Critical Accounting Policies

We prepare our audited consolidated financial statements in accordance with IFRS as issued by the IASB. The notes to our audited consolidated financial statements as of and for the year ended December 31, 2011, which are included in this annual report, contain a summary of our significant accounting policies.

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

As part of this process, we first assess whether objective evidence of impairment exists for loans that are individually significant. The decision as to whether loans are individually significant or not is based on fixed criteria specified by management. The determination of these criteria involves management’s judgment and is regularly reviewed for adequacy. After this assessment, we assess collectively for loans that are not individually significant and loans which are significant but for which there is no objective evidence of impairment under the individual assessment.

The determination of the impairment allowance required for loans that are deemed to be individually significant often requires the use of considerable judgment by management on economic conditions, the financial performance of the customer and the value of collateral, for which there may not be a readily accessible market. To allow management to determine if a loss event has occurred on an individual basis, all significant counterparty relationships are reviewed periodically. This evaluation considers current information and events related to the counterparty, such as if the counterparty is experiencing significant financial difficulty or a breach of contract, for example, default or delinquency in interest or principal payments.

From the information gathered in the process described above, we estimate the future cash flows expected to flow to the entity considering the losses already incurred. The actual amount and timing of future cash flows may differ from the estimates used by management and consequently may cause actual losses to differ from the reported allowances. We utilize back testing techniques in order to optimize our models and minimize such adjustments.

The collective impairment allowance is calculated on a portfolio basis using statistical models which incorporate various estimates and judgments. In order to constantly monitor and increase the quality of such estimations of future cash flows, we regularly review our statistical models and the underlying data and assumptions. Among other factors, the probability of defaults and loss recovery rates are taken into account during this review.

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

The second component represents an estimate of incurred losses inherent in the group of loans that have not yet been individually identified as impaired or measured as part of the smaller-balance homogeneous loans. We use historical loss experience for these estimates. This historical loss experience is adjusted on the basis of actual observable data to reflect the effects of current conditions that did not affect the period on which the historical loss experience is based and to remove the effects of conditions in the historical period that do not exist currently. Estimates of changes in future cash flows reflect, and are directionally consistent with, changes in related observable data from period to period (e.g., changes in unemployment rates, property prices, payment status or other factors that are indicative of incurred losses in the group and their magnitude).

For a further description of our policy regarding allowances for loan losses, see note 2(m) to our audited consolidated financial statements as of and for the year ended December 31, 2011 appearing elsewhere in this annual report.

Impairment of Other Financial Instruments

Equity method investments and financial assets classified as available for sale are evaluated for impairment throughout the year and at each reporting date in order to assess whether events or changes in circumstances indicate that these assets are impaired. If there is objective evidence of an impairment of an asset, an impairment test is performed by comparing the investments’ recoverable amount, which is the higher of its value in use and fair value less costs to sell, with its carrying amount.

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

Inputs used in valuation techniques represent reasonable market expectations and include risk and return factors that are inherent to the financial instrument. Periodically, we calibrate our valuation techniques and test them for validity using prices from observable current market transactions over the same instrument or based on any available observable market data.

In reaching estimates of fair value, significant management judgment may be required. The level of management judgment required to establish fair value of financial instruments for which there is a quoted price in an active market is minimal. Similarly, there is little subjectivity or judgment required for instruments valued using valuation models that are standard across the industry and where all parameter inputs are quoted in active markets. However, the level of subjectivity and, therefore, the degree of management judgment required, is more significant for those instruments valued using specialized models and those where some or all of the parameter inputs are not observable. In our fair value hierarchy, these financial instruments are classified as level 3. These instruments are valued based on quoted prices for similar instruments, which require adjustments or significant unobservable assumptions to reflect the differences between such similar instruments and the ones valued. For a further description of our internal fair value classification, see note 38 to our audited consolidated financial statements as of and for the year ended December 31, 2011 appearing elsewhere in this annual report.

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

Income and expenses from fees and commissions are recognized in the consolidated income using different criteria based on the nature of the income or expense in accordance with IAS 18 and IAS 39. Fees earned from transactions or services provided over a longer period of time are recognized over the life of the transactions or services. The revenue recognition of fees from such transactions requires management judgment to some degree. Due to the nature of business from which we derive fees and commissions (e.g., asset management, custody of assets), the required degree of estimation is small.

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

Legal and Regulatory Contingencies and Tax Risks

Legal claims, regulatory proceedings and income tax provisions for uncertain tax positions may occur. The use of estimates is important in determining provisions for potential losses that may arise from such events. We estimate and provide for potential losses that may arise from litigation, regulatory proceedings and uncertain income tax positions to the extent that such losses are possible and can be estimated, in accordance with IAS 37 (“Provisions, Contingent Liabilities and Contingent Assets”) and IAS 12 (“Income Taxes”). Significant judgment is required in making these estimates and our actual liabilities may ultimately be materially different. Contingencies in respect of legal matters are subject to many uncertainties and the outcome of individual matters is not predictable with assurance.

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

Results of Operations for the Year Ended December 31, 2009, 2010 and 2011

The consolidated financial information presented in this section for years ended December 31, 2009, 2010 and 2011 has been audited and prepared in accordance with IFRS. In addition, to the extent that it is available and is useful in analyzing our results, we have included information broken down by the business segments that we use for internal reporting purposes. As mentioned earlier, information about our business segments is reported under our internal reporting policies.

Net Income

The following table sets forth the principal components of our net income, as detailed in our audited consolidated financial statements for the years ended December 31, 2009, 2010 and 2011:

	For the Year Ended December 31,				% Increase (Decrease)
IFRS:	2009		2010	2011	2009/2010	2010/2011
	(in millions of Ch$, except percentages)%
Net interest income	Ch$	677,524	767,626	877,475	13.3%	14.3%
Net fees and commissions income		251,855	292,262	308,773	16.0	5.6
Other income (loss), net		105,010	104,509	74,863	(0.5)	(28.4)
Provisions for loan losses		(241,345)	(157,651)	(146,925)	(34.7)	(6.8)
Operating expenses		(491,749)	(544,227)	(613,611)	10.7	12.7
Income attributable to associates		840	1,609	3,054	91.5	89.8

Income before income taxes		302,135	464,128	503,629	53.6	8.5
Income taxes		(40,389)	(46,513)	(65,442)	15.2	40.7

Net income	Ch$	261,746	417,615	438,187	59.5%	4.9%

2010 and 2011. Our net income posted a 4.9% annual increase, which was the result of:

•

Our market leading position in non-interest bearing liabilities, such as current accounts and demand deposits, that, along with higher nominal interest rates as compared to 2010, translated into a greater contribution from assets funded with these kinds of liabilities.

•

An outstanding commercial performance that is reflected by our average balance of total loans that amounted to Ch$15,901 billion in 2011, which represents a yearly growth of 17.3%. This significant increase enabled us to more than offset the lower lending spreads witnessed by the banking industry, which is in line with a local economy that showed a consistent growth—especially during the first half of 2011—and lower credit risk levels.

•

Net fees and commissions that grew by 5.6% on a yearly basis. Despite the moderate annual increase, this line item remains a significant revenue source, due to the significant contributions from our subsidiaries that provide our customers with specialized financial services, as well as our efforts intended to offer value-added financial products and services.

•

Provisions for loan losses that recorded an annual decrease of 6.8%. This improvement in credit quality was spurred by better conditions in the local economy that positively impacted unemployment and real salary figures, all of which resulted in higher customer payment capacity. This macroeconomic scenario was supplemented by continuously improving credit processes, including better evaluation, approval, supervision and collection. It is important to mention that this annual decrease took place in spite of the significant growth recorded in total loans.

All of these factors were partly offset by greater operating expenses that were the result of increased personnel and administrative expenses. Whereas the former increased as a result of the collective bargaining process carried out by us and our unions, our administrative expenses increased as a consequence of greater outsourced sales force expenses, expenses associated with an enlarged and improved distribution network, additional IT and communication expenses and marketing initiatives put into practice in order to reinforce our market position and promote the launch of new products and services. In addition, the previously mentioned positive factors enabled us to offset a 28.4% annual decrease in other operating income, mostly associated with lower results from derivative contracts and reduced gains associated with our investment portfolio.

2009 and 2010. The main factors contributing to our 59.5% annual increase in our net income were:

•

Higher interest income associated with a 6.2% growth in our average balances of total loans in 2010 as compared to 2009 mainly due to more dynamic economic activity and relatively low interest rates in the local market that encouraged our customers to borrow and undertake their investment projects.

•	Lower funding costs due to an increase of 30.4% in our average balance of current accounts and demand deposits in 2010 as compared to 2009.

•	An increase of approximately Ch$124,000 million in our results obtained from a proactive management of our balance sheet UF gap, amid a normalized inflationary scenario in 2010 as compared to 2009.

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

The factors described above were partly offset by a 10.7% increase in our operating expenses in 2010 as compared to 2009, mainly due to higher commercial activity and other expenses related to the earthquake that struck Chile on February 27, 2010, the one-time impact of information technology projects implemented during the year (contingency sites and data processing center), the implementation of marketing plans intended to enhance our brand recognition and customer loyalty, and greater expenses related to special benefits to our staff for commemorating Chile’s bicentennial.

Net Interest Income

The tables included under the headings “—Interest Revenue” and “—Interest Expense” set forth information regarding our consolidated interest revenue and expenses and average interest earning assets and average interest bearing liabilities for the years ended December 31, 2009, 2010 and 2011. This information is derived from tables included elsewhere in this annual report under “Item 4. Information on the Company—Selected Statistical Information” and is qualified in its entirety by reference to such information.

	For the Year Ended December 31,				% Increase (Decrease)
IFRS:	2009		2010	2011	2009/2010	2010/2011
	(in millions of Ch$, except percentages)%
Interest revenue	Ch$	900,407	1,092,003	1,501,684	21.3%	37.5%
Interest expense		(222,883)	(324,377)	(624,209)	45.5	92.4

Net interest income	Ch$	677,524	767,626	877,475	13.3%	14.3%

Net interest margin(1)		4.38%	4.70%	4.63%	—	—

(1)	Net interest income divided by average interest-earning assets. The average balances for interest-earning assets, including interest readjustments, were calculated on the basis of our daily balances and on the basis of monthly balances for our subsidiaries

2010 and 2011. Our net interest income recorded a 14.3% annual increase, from Ch$767,626 million in 2010 to Ch$877,475 million in 2011. The main factors that supported this rise were:

•

Our leading market position in current accounts and demand deposits within a scenario of higher nominal interest rates. The combination of these factors enabled us to obtain a higher contribution—approximately Ch$50,800 million as compared to 2010—from these non-interest bearing demand deposits that fund a significant portion of our interest-earning assets.

•

Higher inflation—fostered by greater local aggregate demand and higher international commodity prices—that resulted in a 3.9% UF variation in 2011 as compared to the 2.4% recorded in 2010. This issue, along with the proactive management of our UF net asset position, resulted in roughly Ch$24,800 million of additional income.

•

Greater demand for credit, prompted by a positive economic cycle. The high GDP growth recorded by the local economy, especially during the first half of 2011, translated into lower unemployment and growing real salaries. Under this scenario and also due to still attractive interest rates, individuals increased their consumption, while companies undertook investment projects that had been postponed as a consequence of the economic crisis. As a result, we achieved outstanding double-digit growth rates in commercial, residential mortgage, and consumer loans, which enabled us to more than offset the downward trend in lending spreads, in line with a highly competitive business environment and lower credit risk. The net effect of these factors translated into approximately Ch$17,800 million of greater income as compared to 2010.

All of the above, in combination with greater average interest earning assets, enabled us to maintain net interest margin substantially flat amounting to 4.63% in 2011 as compared to 4.70% obtained in 2010.

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

The factors described above enabled us to more than offset the effects of lower lending spreads (aligned with improved risk profiles of individuals and companies as a result of the better economic outlook) and still low nominal interest rate that translate into a lower yield of our non-interest bearing liabilities.

As a result of the factors described above, our net interest margin grew from 4.38% in 2009 to 4.70% in 2010.

Interest Revenue

The following table sets forth information regarding our interest revenue and average interest earning assets for the years ended December 31, 2009, 2010 and 2011:

	For the Year Ended December 31,						% Increase (Decrease)
	2009		2010		2011		2009/2010	2010/2011
IFRS:	(in millions of Ch$, except percentages)%
Interest revenue	Ch$	900,407	Ch$	1,092,003	Ch$	1,501,684	21.3%	37.5%
Average interest earning assets:
Commercial loans		8,538,745		8,863,082		10,332,183	3.8	16.6
Residential mortgage loans		2,359,746		2,698,384		3,233,830	14.4	19.8
Consumer loans		1,872,098		1,997,400		2,334,914	6.7	16.9

Total loans		12,770,589		13,558,866		15,900,927	6.2	17.3

Cash and due from banks		814,463		848,413		1,028,614	4.2	21.2
Repurchase agreements		42,755		74,471		85,087	74.2	14.3
Financial investments		1,628,270		1,519,808		1,562,251	(6.7)	2.8
Loans and advance to banks		204,703		339,844		393,579	66.0	15.8

Total	Ch$	15,460,780	Ch$	16,341,402	Ch$	18,970,458	5.7%	16.1%

Average rates earned on total interest earning assets(1):
Average nominal rates		5.83%		6.84%		8.00%	—	—

(1)	See “Item 4. Information on the Company—Selected Statistical Information—Average Balance Sheets, Interest Earned on Interest Earning Assets and Interest Paid on Interest Bearing Liabilities.”

2010 and 2011. Our interest revenue recorded a significant 37.5% increase in 2011, which was principally due to: (i) higher nominal interest rates as a result of a higher reference interest rate that increased from 3.25% as of December 31, 2010 to 5.25% as of December 31, 2011 in order to maintain inflation in the target range and (ii) a 16.1% yearly growth in our average interest earning assets, mainly fostered by the significant 17.3% annual rise posted by our average balance of total loans. These two factors allowed us to maintain an upward trend in the yield of our average interest earning assets, increasing from 6.84% in 2010 to 8.00% in 2011.

2009 and 2010. The 21.3% annual increase of our interest revenue in 2010 as compared to 2009 resulted mainly from: (i) higher nominal interest rates in the local market caused by positive inflation, which resulted in a higher contribution from our interest earning UF-denominated assets (indexed to inflation), and (ii) a 5.7% increase of our average interest earning assets, mainly due to a 6.2% increase in our average balances of total loans (particularly associated with our expansion in residential mortgage loans) in 2010 as compared to 2009. These factors enabled us to increase the yield of our average interest earning assets from 5.83% in 2009 to 6.84% in 2010, in nominal terms.

Interest Expense

The following table sets forth information regarding our interest expense and average interest bearing liabilities for the years ended December 31, 2009, 2010 and 2011:

	For the Year Ended December 31,						% Increase (Decrease)
	2009		2010		2011		2009/2010	2010/2011
IFRS:	(in millions of Ch$, except percentages)%
Interest expense	Ch$	222,883	Ch$	324,377	Ch$	624,209	45.5%	92.4%

Average interest-bearing liabilities:
Saving accounts and time deposits(1)		7,568,317		7,382,126		8,450,231	(2.5)	14.5
Securities under agreements to repurchase		275,058		182,956		218,847	(33.5)	19.6
Borrowings from financial institutions		1,197,151		1,365,835		1,715,417	14.1	25.6
Debt issued		1,713,629		1,660,440		1,994,679	(3.1)	20.1
Other financial obligations		101,999		132,200		168,858	29.6	27.7

Total	Ch$	10,856,154	Ch$	10,723,557	Ch$	12,548,032	(1.2)%	17.0%

Average rates paid on total interest bearing liabilities(2):
Average nominal rates		2.05%		3.03%		4.97%	—	—
Average (Chilean peso-denominated) non-interest bearing current account and demand deposits		3,133,304		4,085,800		4,540,335	30.4%	11.1%

(1)	Includes interest-earning demand deposits.
(2)	See “Item 4. Information on the Company—Selected Statistical Information—Average Balance Sheets, Interest Earned on Interest Earning Assets and Interest Paid on Interest Bearing Liabilities.”

2010 and 2011. Our interest expense recorded a 92.4% increase in 2011 as compared to 2010. This increase was the result of higher nominal interest rates in 2011 as compared to 2010, as well as an inflation that surpassed last year’s figure, due to the improved aggregate demand that encouraged the Central Bank to gradually withdraw the monetary stimulus during the first half of 2011. These effects increased our cost of funding and were amplified by average interest bearing liabilities that recorded a 17.0% increase.

2009 and 2010. The 45.5% increase in our interest expense in 2010 as compared to 2009 is mostly the result of 3.0% inflation in 2010 compared to 1.4% deflation in 2009 in response to more optimistic market projections about GDP growth in Chile. The higher inflation increased the cost of our interest bearing liabilities, which was partly offset by a 1.2% annual decrease in average volumes.

Net Fees and Commissions Income

The following table sets forth certain components of our fees and commissions income (net of fees paid to third parties that provide support for those services) for the years ended December 31, 2009, 2010 and 2011:

	Year Ended December 31,						% Increase (Decrease)
IFRS:	2009		2010		2011		2009/2010	2010/2011
	(in millions of Ch$, except percentages)
Mutual funds	Ch$	45,246	Ch$	61,476	Ch$	63,809	35.9%	3.8%
Insurance		46,146		49,170		59,171	6.6	20.3
Current accounts, overdrafts, credit lines and credit cards		64,993		72,392		76,121	11.4	5.2
Sight accounts and ATMs		21,072		21,225		26,028	0.7	22.6
Stock brokerage		12,177		23,752		21,246	95.1	(10.6)
Collection of over-due loans		16,628		17,870		18,144	7.5	1.5
Cash management services		12,294		13,715		13,746	11.6	0.2
Letters of credit, guarantees, collateral and other contingent loans		12,599		14,290		11,885	13.4	(16.8)
Custody and trust services		4,989		4,838		5,695	(3.0)	17.7
Foreign trade and currency exchange		5,085		4,971		5,387	(2.2)	8.4
Financial advisory services		7,860		4,800		3,186	(38.9)	(33.6)
Credits and factoring		3,912		5,932		4,476	51.6	(24.5)
Collection services		1,622		1,303		1,227	(19.7)	(5.8)
Teller services expenses		(2,548)		(2,054)		(1,020)	(19.4)	(50.3)
Credit pre-evaluation services		(481)		(1,821)		(2,613)	278.6	43.5
Other		261		403		2,285	54.4	467.0

Total	Ch$	251,855	Ch$	292,262	Ch$	308,773	16.0%	5.6%

2010 and 2011. During 2011 our net fees and commissions accounted to Ch$308,773 million, which is 5.6% above the figure posted a year earlier. This annual increment was the result of:

•

A 20.3% increase (or Ch$10,001 million) in fees and commissions associated with our insurance brokerage business, mainly as a result of the more dynamic commercial activity, prompted by higher aggregate consumption.

•

Annual growth of 22.6% (or Ch$4,803 million) in net fees and commissions related to sight accounts and ATM usage, explained by increased consumption. Also, worth noting are our efforts to launch new products that promote the use of sight accounts and our ATM network, such as RedGiro and Cuenta Móvil.

•

Net fees and commissions associated with current accounts, credit lines, overdrafts and credit cards that increased by 5.2% (or Ch$3,729 million). This increase was mainly fostered by an annual increase of 25.3% in commissions from credit cards that reflects the commercial initiatives we have implemented in order to reinforce the use of this payment channel.

•

A 3.8% annual growth (or Ch$2,333 million) in fees and commissions associated with our mutual funds business due to a greater average yield and despite a 3.1% annual decrease recorded in assets under management.

The above was partly offset by net fees and commissions from stock brokerage and financial advisory services that decreased by 10.6% (or Ch$2,506 million) and 33.6% (or Ch$1,614 million), respectively. Whereas we witnessed lower activity in financial advisory services, mostly in debt restructuring, our stock brokerage business was affected by lower stock trading turnover during the second half of 2011, as a result of the volatility and uncertainty in the global and local stock markets that encouraged investors to seek refuge in fixed-income securities, which offered high yields in the local market.

2009 and 2010. The main factors contributing to our 16.0% increase in our net fees and commissions income were:

•

Higher commercial activity from two of our main subsidiaries which benefited from a better economic outlook for the local economy and relatively low interest rates that encouraged investors to reinvest in riskier assets, such as stocks and mutual funds during 2010. Our mutual funds subsidiary increased its average volume of assets under management by 14.3% in 2010 as compared to 2009, which translated into an increase of 35.9% (or Ch$16,230 million) in its net fees and commissions income during the same period. Similarly, the stocks trading turnover handled by our securities brokerage subsidiary rose by 26.6% in 2010 as compared to 2009 that, along with the settlement of several one-off transactions, led to an increase of 95.1% (or Ch$11,575 million) in the subsidiary’s net fees and commissions income during the same period.

•

Higher fees and commissions from the effectiveness of our improved cross-sell strategies for core banking products, such as current accounts, overdrafts, credit lines, and credit cards. The total amount of commissions from these products reached Ch$72,392 million in 2010, which represents an increase of 11.4% (or Ch$7,399 million) as compared to the Ch$64,993 million in 2009. This is the result of specific products and marketing plans, designed and implemented by our new Credit and Debit Cards Division, intended to enhance customer loyalty and the use of our credit cards. Also, the economic rebound encouraged customers to increase their consumption and therefore the monthly amount of transactions with credit cards.

•

An increase of 51.6% (or Ch$2,020 million) in our net fees and commissions income from a higher demand for credits and factoring in 2010 as compared to 2009, as a result of more dynamism in the Chilean economy during 2010 as compared to 2009.

These factors were partly offset by a 38.9% (or Ch$3,060 million) decrease in fees and commissions from financial advisory activities mainly due to lower activity on debt restructuring in 2010 as compared to 2009, when our financial advisory subsidiary benefited from the higher demand amid the economic downturn.

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

The following table sets forth certain components of our other income (loss), net, for the years ended December 31, 2009, 2010 and 2011:

	For the Year Ended December 31,						% Increase (Decrease)
IFRS:	2009		2010		2011		2009/2010	2010/2011
	(in millions of Ch$, except percentages)%
Net financial operating income
Interest accrued on trading securities	Ch$	4,518	Ch$	9,119	Ch$	10,366	101.8%	13.7%
Gains on sales and mark to market		32,758		31,536		6,353	(3.7)	(79.9)
Gains (losses) on derivatives contracts		(175,455)		(23,342)		40,024	(86.7)	—
Gains (losses) from sales of loans		—		(150)		1,358	(100.0)	—

Total net financial operating (loss) income		(138,179)		17,163		58,101	—	—

Foreign exchange transactions, net		220,999		63,762		(7,973)	(71.1)	—
Other operating income		22,190		23,584		24,735	3.7	4.9

Total	Ch$	105,010	Ch$	104,509	Ch$	74,863	(0.5)%	(28.4)%

2010 and 2011. Our other income (loss) net recorded a 28.4% decrease, from Ch$104,509 million to Ch$74,863 million. This decrease was the result of a 55.4% decline, from Ch$40,505 million to Ch$18,077 million, in the income associated with our investment portfolio, namely, income from interest accrued, sales and mark-to-market adjustments, mainly as a result of the sharp increase in interest rates in 2011 compared to 2010. In effect, due to the low interest rates in 2010 (and expectations of future increases) we sold a significant amount of fixed-income securities that translated into significant gains, which could not be repeated in 2011 due to the higher interest rates. These factors were supplemented by a decrease in gains from derivative contracts (net of foreign exchange transactions) from Ch$40,420 million in 2010 to Ch$32,051 million in 2011, mainly as a result of the decrease in the spread between local and foreign interest rates that constrained the possibility of arbitrage between local and foreign currency funding.

2009 and 2010. The slight 0.5% decrease in our other income net in 2010 as compared to 2009 is explained by lower results from the management of derivative contracts, net of foreign exchange transactions, that decreased by 11.3% from Ch$45,544 million in 2009 to Ch$40,420 million in 2010. This decrease is the result of a combination of different market factors, such as: (i) lower trading volumes during 2010 as compared to 2009 due to lower foreign exchange rate volatility and (ii) a spread compression effect during 2010 as compared to 2009. This reduction was mostly offset by higher results from our investment portfolio, whose income from interest accrued, sales and mark-to-market adjustments increased by 8.7%, from Ch$37,276 million in 2009 to Ch$40,505 million in 2010.

Provisions for Loan Losses

We recognize allowances to cover possible credit losses in accordance with IFRS as issued by the IASB. For statistical information with respect to our substandard loans and allowances for loan losses, see “Item 4. Information on the Company—Selected Statistical Information” and Note 10(b) to our audited consolidated financial statements as of and for the year ended December 31, 2011. According to regulations applicable to such periods, the amount of provisions charged to income in any period consists of net provisions for possible loan losses.

The following table sets forth information with respect to our provisions and allowances for loan losses and charge-offs for each of the years ended December 31, 2009, 2010 and 2011:

	For the Year Ended December 31,						% Increase (Decrease)
IFRS:	2009		2010		2011		2009/2010	2010/2011
	(in millions of Ch$, except percentages)%
Provisions:
Net provisions for loan losses	Ch$	241,345	Ch$	157,651	Ch$	146,925	(34.7)%	(6.8)%
Gross provisions for loan losses		268,224		189,820		192,580	(29.2)	1.5

Total loan loss recoveries		26,879		32,169		45,655	19.7	41.9
Charge-offs:
Total charge-offs		181,793		149,093		134,010	(18.0)	(10.1)
Net charge-offs		154,914		116,924		88,355	(24.5)	(24.4)
Other asset quality data:
Total loans	Ch$	13,191,256	Ch$	14,377,995	Ch$	17,430,447	9.0	21.2
Allowances for loan losses		312,101		348,027		406,691	11.5	16.9
Allowances for loan losses as a percentage of total loans		2.37%		2.42%		2.33%	—	—
Provisions for loan losses as a percentage of average loans		1.89%		1.16%		0.92%	—	—

2010 and 2011. Our provisions for loan losses recorded a 6.8% annual decrease, from Ch$157,651 million in 2010 to Ch$146,925 million in 2011. This variation corresponds to the improved economic scenario that benefited certain key macroeconomic indicators, such as unemployment and real salaries, all of which positively impacted our individual customers’ payment capacity. Similarly, the increasing aggregate demand caused an upturn in the commercial activity of Chilean companies, which translated into improved results of operations and a healthier financial condition. Worth mentioning is that the reduction in provisions for loan losses took place within a scenario of a growing loan portfolio, demonstrating the effectiveness of our credit processes, from assessment to collecting.

As mentioned, the decrease in provisions for loan losses was spurred by improved risk profiles of both, individuals and companies, which is reflected by:

•

An annual decrease of 15.1% in recurrent provisions for loan losses related to our Retail Banking segment, as a result of macroeconomic indicators, which benefited individuals and SMEs, since they are evaluated by applying grouped credit risk models.

•

An annual decline of 9.8% in provisions for loan losses associated with our Wholesale Banking segment, as a result of the higher commercial activity evidenced in 2011 as compared to 2010 that improved the cash flow generating capacity of large companies and corporations.

As a result we saw an improving trend in our credit quality indicators. This is reflected by our ratio of provisions for loan losses to average total loans that amounted to 0.92% in 2011, which is below the 1.16% recorded a year earlier.

2009 and 2010. The 34.7% (or Ch$83,694 million) decrease in provisions for loan losses in 2010 as compared to 2009 was mainly the consequence of an improved local economy that increased our customers’ payment capacity. This trend was reinforced by effective credit approval processes. Thus, regarding our provisions for loan losses, particularly noteworthy are:

•

A decrease of 13.5% in provisions for loan losses related to our Retail Banking segment in 2010 as compared to 2009, as a result of improved economic indicators that benefited customers evaluated through grouped credit risk models.

•

A decrease of 11.7% in provisions for loan losses associated with our Wholesale Banking segment in 2010 as compared to 2009, as a result of both the local economy’s rebound and the ability of certain industrial sectors to partly overcome difficulties faced in 2009, which led us to improve credit risk scoring for certain sectors and corporate customers, and consequently reduce the corresponding provisions for loan losses.

These reductions in our segments’ provisions for loan losses were also fueled by an increase of 19.7% in our recoveries from Ch$26,879 million in 2009 to Ch$32,169 million in 2010, as a result of a greater efficiency in our collection processes that were redesigned and improved during 2010.

As a result of the factors described above, our credit quality indicators improved in 2010 as compared to 2009, almost returning to pre-crisis levels. Actually, our ratio of provisions to average loans decreased from 1.89% in 2009 to 1.16% in 2010.

Operating Expenses

The following table sets forth information regarding our operating expenses for the years ended December 31, 2009, 2010 and 2011:

	For the Year Ended December 31,						% Increase (Decrease)
	2009		2010		2011		2009/2010	2010/2011
IFRS:	(in millions of Ch$, except percentages)%
Personnel expenses	Ch$	256,782	Ch$	272,737	Ch$	316,991	6.2%	16.2%
Administrative expenses:
Advertising		17,943		22,804		26,515	27.1	16.3
Building maintenance		21,611		25,647		28,486	18.7	11.1
Rentals and insurance		17,905		18,419		20,595	2.9	11.8
Office supplies		6,818		5,735		6,556	(15.9)	14.3
Other expenses		112,721		125,064		147,767	11.0	18.2

Total administrative expenses	Ch$	176,998	Ch$	197,669	Ch$	229,919	11.7	16.3
Impairments		—		1,044		631	—	(39.6)
Depreciation and amortization		36,447		34,964		35,131	(4.1)	0.5
Other operating expenses		21,522		37,813		30,939	75.7	18.2

Total	Ch$	491,749	Ch$	544,227	Ch$	613,611	10.7%	12.7%

2010 and 2011. Our operating expenses were Ch$613,611 million in 2011, which represented a 12.7% increase over last year’s amount. This annual increment is explained by core business activities and projects, as well as non-recurring effects including:

•

The collective bargaining processes carried out by the Bank with its unions during 2011. These negotiations led to three and four-year collective agreements and a special bonus granted to our staff at the end of negotiations. This non-recurrent bonus amounted to Ch$28,100 million and accounted for 60% of the 16.2% increase posted by our personnel expenses in 2011 as compared to 2010. Excluding the bonus, personnel costs increased 5.6%.

•

Our recurrent cost base recorded a 16.3% increase in administrative expenses, from Ch$197,669 million in 2010 to Ch$229,919 million in 2011. This increase was caused by: (i) approximately Ch$11,000 million in additional outsourced sale force expenses, in line with the higher commercial activity in our retail banking segment, (ii) approximately Ch$9,000 million of additional expenses related to new branches (25 in 2011) and improvements to our distribution network, (iii) nearly Ch$7,000 million of greater IT and communication expenses, explained by transactional processing, software licenses and the implementation of different projects associated with our mid-term IT strategic plan, and (iv) greater marketing expenses of approximately Ch$4,000 million related to advertising campaigns intended to reinforce our corporate reputation and support the launch of new products and services.

2009 and 2010. The main factors that explained the 10.7% (or Ch$52,478 million) increase in our operating expenses in 2010 as compared to 2009 were:

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

Income Tax

Under Law No. 19,396 we are permitted to deduct dividend payments made to SAOS from our taxable income. Consequently, our effective tax rate is significantly lower than the statutory corporate income tax rate because of the deduction of said dividend payments from our taxable income. Additionally, but to a lesser extent, differences in the tax treatment for monetary correction, as well as provisions on individual loans and for charge-offs related to past-due loans have an impact on our effective tax rate. Finally, all real estate taxes paid on properties that are leased to customers are deductible from our taxable income.

On July 31, 2010, the Chilean Congress enacted Law No. 20,455 in response to the February 27, 2010 earthquake, which temporarily increased statutory corporate income tax rates from 17.0% to 20.0% for the fiscal year ending December 31, 2011 and 18.5% for the fiscal year ending December 31, 2012. In 2013, the income tax rate is expected to return to 17.0%. However, it should be noted that there has recently been an announcement from the Government regarding a potential tax reform, specifically related to a potential increase of corporate income taxes, although no bill has been submitted to Congress yet. See “Item 3. Key Information—Risk Factors—Risks Relating to Chile—A potential tax reform in Chile may increase our tax burden”

2010 and 2011. In 2011 we incurred an income tax expense of Ch$65,442 million, which represented a 40.7% increase as compared to 2010. This annual increase is proportionally greater than the increase of 8.5% recorded by our net income before taxes, resulting in an effective tax rate of 13.0% in 2011 as compared to the 10.0% posted in 2010.

The higher effective tax rate is mainly explained by a higher statutory corporate tax rate that increased from 17.0% in 2010 to 20.0% in 2011, primarily as a result of the previously mentioned Law No. 20,455 that was enacted in order to support the post-earthquake reconstruction process.

2009 and 2010. Our income tax reached Ch$46,513 million in 2010, which corresponds to a 15.2% (or Ch$6,124 million) increase from the figure reported in 2009. The income tax increase is lower than the 53.6% increase in our income before taxes, which resulted in a reduction of our effective tax rate from 13.4% in 2009 to 10.0% in 2010.

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

For management purposes, we have organized our operations and commercial strategies into four business segments, which are defined according to the type of products and services offered to target customers. These business segments are:

Retail Banking: This segment is focused on individuals and small and medium-sized companies whose annual sales do not exceed Ch$1,600 million. The segment’s value proposition is primarily focused on consumer loans, commercial loans, current accounts, credit cards, credit lines and mortgage loans.

Wholesale Banking: This segment is focused on corporate clients and large companies whose annual sales that exceed Ch$1,600 million. This segment offers products and services focused on commercial loans, current accounts, liquidity management services, debt instruments, foreign trade, derivative contracts and leases, as well as corporate finance transactions.

Treasury and Money Market: The revenue generated by this segment relates to the management of our liquidity and net positions subject to market risks. This segment also includes the results of our securities portfolio, our derivatives positions and currency trading.

Operations through subsidiaries: This segment includes all companies controlled by us whose results are obtained individually by the respective company. As of December 31, 2011, this business segment consisted of:

•	Banchile Trade Services Limited;

•	Banchile Administradora General de Fondos S.A.;

•	Banchile Asesoría Financiera S.A.;

•	Banchile Corredores de Seguros Ltda.;

•	Banchile Factoring S.A.;

•	Banchile Corredores de Bolsa S.A.;

•	Banchile Securitizadora S.A.;

•	Socofin S.A.; and

•	Promarket S.A.

The accounting policies described in the summary of accounting principles in “—Critical Accounting Policies” apply to all business segments. Matters such as the evaluation of segment performance and decision-making processes regarding goals and allocation of resources for each segment are based on a cost-benefit analysis and are aligned with our overall strategic goals.

In order to measure each segment’s financial performance, we use a business segment-based profitability system, which allows us to obtain information for each business segment relative to income, balances, revenues and expenses, among other indicators. This system has been internally developed in order to serve our specific requirements and we continuously work to improve it. In addition, business segment information is subject to general internal auditing procedures to ensure its integrity and usefulness for management decision-making.

The financial information used to measure the performance of our business segments is not necessarily comparable with similar information from other financial institutions because it is based on our internal reporting policies. The accounting policies used to prepare our operating segment information are similar to those described in Note 2(h) to our audited consolidated financial statements as of and for the year ended December 31, 2011 appearing elsewhere in this annual report, except as noted below:

•

The net interest margin of loans and deposits is measured on an individual transaction and individual client basis, due to the difference between the effective individual transaction rate and our related fund transfer price in terms of maturity, re-pricing and currency.

•	The results associated with gap management (interest rate and currency mismatches) are allocated to the business segments in proportion of loans and demand deposits managed by each segment.

•	The internal performance profitability system considers capital allocation in each segment in accordance with Basel guidelines.

•

In addition to direct costs (consisting mainly of labor and administrative expenses of the business segments), we allocate all of our direct and indirect operating costs of back office and support units to each business segment by utilizing the most relevant business driver to assign such costs to a specific segment.

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

Net Income by Business Segment

The following table sets forth net income before tax expenses by business segment in accordance with our internal reporting policies for each of the years ended December 31, 2009, 2010 and 2011:

	For the Year Ended December 31,				% Increase (Decrease)
BANK’S INTERNAL REPORTING POLICIES:	2009		2010	2011	2009/2010	2010/2011
	(in millions of Ch$, except percentages)%
Retail banking	Ch$	116,728	182,114	259,962	56.0%	42.7%
Wholesale banking		76,617	107,826	149,032	40.7%	38.2%
Treasury and Money Market		51,617	64,862	20,264	25.7%	(68.8)%
Subsidiaries		52,522	62,237	59,136	18.5%	(5.0)%
Other		—	—	—	—	—

Net income before taxes	Ch$	297,484	417,039	488,394	40.2%	17.1%

Retail Banking

2010 and 2011. The segment’s net income before taxes amounted to Ch$259,962 million, a 42.7% annual increase as compared to 2010. This significant increase was caused by greater operating revenues and lower provisions for loan losses. As for the former, the segment’s operating revenues posted a 14.2% annual increase, due to:

•

A greater contribution from the segment’s non-interest bearing liabilities, due to higher nominal interest rates—prompted by the increase in the monetary policy interest rate—as well as a 21.3% rise in the average balances of demand deposits.

•

Double-digit growth rates in credit products that averaged 21.1% on a yearly basis. This increase is related to an increase in year-end balances of residential mortgage (23.3%) and commercial loans (20.0%), and, to a lesser extent, in consumer loans (19.2%).

•	The positive effect of higher inflation on the segment’s UF net asset position.

•

A 12.3% annual increase in the segment’s fees and commissions. This annual increase was the result of our efforts to boost the use of our payment channels which resulted in higher commissions from credit cards, ATMs, current accounts and sight accounts. According to our management information system, during 2011 this segment added approximately 350,000 new credit cards and achieved a 28% market share in purchases and cash withdrawals with credit cards, nearly 94,000 new checking account customers and approximately 42,000 new borrowers of consumer loans up to UF 200 (approximately U.S.$8,500).

In addition, the segment’s provisions for loan losses decreased by 16.5% due to: (i) improved macroeconomic indicators, such as lower unemployment and higher real salaries that increased customers’ payment capacities and (ii) improved credit models that were supplemented by effective collection.

The above was partly offset by an increase of 11.3% in operating expenses associated with higher expenses related to our branch network expansion and greater personnel expenses due to the special bonus and the increase in salaries as a result of the collective bargaining agreements.

2009 and 2010. The 56.0% increase in net income before taxes of our retail banking segment in 2010 as compared to 2009 consists of a 40.0% growth in net income before taxes of our Commercial Division (Individual and SME Banking) and a 561.0% increase in the net income before taxes of our Consumer Finance Division. These increases were mainly driven by:

•

An increase of 14.1% in the year-end balance of the segment’s loan portfolio in 2010 as compared to 2009. This increase was associated with the growth posted by the loan portfolios of both our Commercial Division (Individual and SME Banking) that attained 14.9% increase and our Consumer Finance Division that posted 7.1% rise. Also, according to our management information system, all of the segment’s credit products reported double digit growth rates, such as the growth of 16.5% recorded by our Commercial Division (Individual and SME Banking) in residential mortgage loans, the product with the most significant increase.

•	The impact of a normalized inflation rate on the segment’s UF net asset position.

•

A decrease of 13.5% in the segment’s provisions for loan losses in 2010 as compared to 2009, which was in line with positive economic indicators for the local economy throughout 2010 that favored customers evaluated through grouped credit risk models. The variation in provisions for loan losses includes the recognition of approximately Ch$10,000 million in countercyclical (additional) allowances established by our board of directors during the fourth quarter of 2010 in order to anticipate potential adverse developments in the local and international economies.

•

An increase of 6.8% in the segment’s income from fees and commissions, mainly due to greater commissions from a higher activity in current accounts, credit cards and ATMs, especially in our Commercial Division (Individual and SME Banking).

The factors described above were partly offset by the 12.7% increase in the segment’s operating expenses in 2010 as compared to 2009, mainly due to greater infrastructure expenses associated with the February 27, 2010 earthquake, as well as commercial initiatives intended to reinforce customer loyalty through higher use of our credit cards (an increase of approximately Ch$8,500 million in 2010 as compared to 2009).

Wholesale Banking

2010 and 2011. Our Wholesale Banking segment recorded a yearly increase of 38.2% in net income before taxes, from Ch$107,826 million in 2010 to Ch$149,032 million in 2011. This annual variation was fueled by a decrease of 85.9% in provisions for loan losses and a slight increase in operating revenues, as follows:

•

The significant decline in provisions for loan losses was due to: (i) the release of allowances for loan losses of approximately Ch$45,400 million in 2011, related to the sale of a non-performing corporate customer’s loan portfolio, and (ii) the recognition of approximately Ch$12,000 million of further contingency and countercyclical provisions in 2010 as compared to 2011, mainly due to the regulation for provisioning individually evaluated loans that was anticipated in 2010.

If credit risk charges are adjusted by these non-recurrent items, the recurrent provisions also posted a decrease of 9.8%, despite the growth in loans and greater provisions of U.S.$-denominated loans due to an 11% rise in the Ch$/U.S.$ exchange.

•

In operating revenues, the segment recorded a 2.5% increase due to: (i) the positive effect of higher nominal interest rates on the segment’s demand deposits average balances which grew by 18.2%, (ii) a 21.0% increase in the segment’s loan portfolio (mostly due to the expansion by 21.0% in commercial loans) and (iii) the positive effect of higher inflation on the segment’s UF net asset position.

The above was partly offset by the recognition (in Other Operating Income) of a loss that amounted to approximately Ch$42,500 million, associated with the sale of the previously mentioned loan portfolio and a 27.1% annual rise in the segment’s operating expenses due to the collective bargaining bonus, a rise in salaries to reflect inflation and productivity, as well as higher administrative expenses.

2009 and 2010. The 40.7% annual increase in net income before taxes of our Wholesale Banking segment in 2010 as compared to 2009 consists of a 208.4% growth in net income before taxes of our Large Companies and Real Estate Division that offset the 27.0% decrease in net income before taxes of our Corporate Division. This net increase was mainly explained by:

•

A decrease of 11.7% in provisions for loan losses in 2010, mainly as a result of the local economy’s rebound, our effective credit processes, the ability of certain industrial sectors to partly overcome productive and commercial difficulties faced in 2009 and the effect of the exchange rate (Ch$/U.S.$) decrease on the provisions for loan losses linked to U.S. dollar-denominated loans. This decrease includes: (i) the recognition of approximately Ch$22,000 million associated with contingency provisions established during the fourth quarter of 2010 in order to comply with the new regulation of provisioning for individually evaluated loan portfolios (see “Item 4. Information of the Company—Regulation and Supervision—New Guidelines for Classifying and Provisioning of the Loan Portfolio” for more information) and (ii) a charge of nearly Ch$10,000 million of countercyclical (additional) allowances established by our board of directors during the fourth quarter of 2010 in order to anticipate potential adverse developments in the local and international economies. Similarly, in 2009 the segment’s provisions for loan losses includes countercyclical provisions that amounted to Ch$13,000 million.

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

The factors described above enabled us to more than offset the slight 0.7% annual increase posted by the segment’s operating expenses in 2010 as compared to 2009.

Treasury and Money Market

2010 and 2011. Our Treasury posted an annual decrease of 68.8% in net income before taxes, from Ch$64,862 million in 2010 to Ch$20,264 million in 2011. This significant drop in results was primarily caused by a 59.6% decline in the segment’s operating revenues as a consequence of:

•	The sharp increase in spreads of foreign currency instruments during the second half of 2011 that was fostered by the slowdown observed in the global economy.

•

The significant rise in interest rates in 2011 as compared to 2010. During 2010 the low interest rates (and expectation of future increases) led us to sell fixed-income securities that enabled us to obtain significant gains. Conversely, in 2011 and due to the higher interest rates, we could not take profits from our available-for-sale positions.

•	The decrease of the gap between local and foreign interest rates that has constrained the possibility of arbitrage between local and foreign currency funding.

All of the above was partially offset by operating expenses that posted a 20.7% annual decrease, principally due to lower technology expenses and decreasing allocated costs from support areas.

2009 and 2010. The 25.7% increase in net income before taxes of our Treasury and Money Market segment in 2010 as compared to 2009 was mainly due to:

•	higher operating revenues from intraday trading and overnight positions; and

•	positive results associated with trading and available-for-sale securities.

The factors described above were partly offset by the increase of 52.1% (or approximately Ch$4,400 million) in the segment’s operating expenses in 2010 as compared to 2009, mainly due to higher expenses associated with: (i) the higher activity in bond issuances and foreign funding, (ii) severance payments, and (iii) increased IT related expenses in connection with the implementation of a new business platform.

Operations through Subsidiaries

2010 and 2011. Our subsidiaries posted a 5.0% annual decline in their net income before taxes, from Ch$62,237 million in 2010 to Ch$59,136 million in 2011. The annual change reflected the impact of the higher volatility in local and global financial markets on the activity of some of our subsidiaries, as follows:

•

Our Securities Brokerage subsidiary posted a Ch$2,590 million decrease in net income, based on a 3.1% decline in stock trading turnover, which is explained by the higher uncertainty evidenced in the financial markets and investors that sought haven in fixed-income securities.

•

A decrease of Ch$2,310 million in the net income of our Insurance Brokerage, subsidiary mainly as a result of a 10.6% reduction in operating revenues due to lower brokerage margins, partly offset by higher volumes of written premiums.

•

Our Financial Advisory subsidiary posted a decrease of Ch$1,101 million in net income, based on lower equity and bond issuance activity, as well as lower debt restructuring advisory engagements in 2011.

The above factors were partly offset by better performance in our Factoring subsidiary, whose net income increased by Ch$3,088 million as a result of higher commercial volumes that translated into a 28.2% annual rise in the average volume of factoring loans. The greater business scale enabled the subsidiary to overcome a higher cost of funding associated with the impact of a higher inflation on the company’s UF net liability position.

2009 and 2010. The 18.5% increase in net income before taxes of our subsidiaries in 2010 as compared to 2009 was mainly driven by:

•

An increase of 49.6% in net income from our stock brokerage subsidiary in 2010 as compared to 2009, mainly as a result of: (i) an increase of 78.3% in fees and commissions from Ch$14,921 million in 2009 to Ch$26,600 million in 2010 associated with a 26.6% growth recorded in the stock trading turnover; and (ii) the settlement of several one-off transactions.

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

The factors described above were partly offset by: (i) a decrease of Ch$2,942 million in net income from our financial advisory subsidiary in 2010 as compared to 2009 due to the lower debt restructuring activity, which had grown significantly in 2009 during the financial crisis and (ii) a decrease of Ch$6,075 million in net income from our factoring subsidiary in 2010 as compared to 2009, mainly as a result of the effects of a normalized inflationary scenario on the subsidiary’s UF net liability position.

Summary of differences between internal reporting policies and IFRS

We prepare our business segments’ financial information in accordance with our internal reporting policies, which differ in certain significant aspects from IFRS. The following table sets forth net income and equity for the years ended December 31, 2009, 2010 and 2011 in accordance with our internal reporting policies and under IFRS:

	Year Ended December 31,
	2009		2010		2011
	(in millions of Ch$)
Net income before taxes (Internal Reporting Policies)	Ch$	297,484	Ch$	417,039	Ch$	488,394
Reconciliation to IFRS		4,651		47,089		15,235

Net income before taxes (IFRS)		302,135		464,128		503,629

Net income (Internal Reporting Policies)		257,887		378,530		428,806
Reconciliation to IFRS		3,859		39,085		9,381

Net income (IFRS)		261,746		417,615		438,187

Equity (Internal Reporting Policies)		1,392,748		1,404,127		1,739,173
Reconciliation to IFRS		208,237		290,198		301,496

Equity (IFRS)	Ch$	1,600,985	Ch$	1,694,325	Ch$	2,040,669

Some differences exist between our net income and equity as determined in accordance with our internal reporting policies, which are used for management reporting purposes, as presented in the segment information, and our net income and equity as determined under IFRS, as presented in our consolidated financial statements.

The most significant differences are as follows:

Under internal reporting policies, our merger with Citibank Chile was accounted for under the pooling-of-interest method, while under IFRS, and for external financial reporting purposes, the merger of the two banks was accounted for as a business combination in which we were the acquirer as required by IFRS 3 “Business Combinations.” Under IFRS 3, we recognized all acquired net assets at fair value as determined at the acquisition date, as well as the goodwill resulting from the purchase price consideration in excess of net assets recognized. As a result of these accounting policy differences, the impact on our net income under IFRS is Ch$6,450 million lower than our internally reported net income in 2009 and 2010, and Ch$7,438 million in 2011.

For internal reporting purposes, allowances for loan losses are calculated based on specific guidelines set by the Superintendency of Banks based on an expected losses approach. Under IFRS, IAS 39 “Financial instruments: Recognition and Measurement,” allowances for loan losses should be adequate to cover losses in the loan portfolio at the respective balance sheet dates based on an analysis of estimated future cash flows. According to internal reporting policies, we record additional allowances related to expected losses not yet incurred, whereas under IFRS these expected losses may not be recognized. As a result of these accounting policy differences, the impact on our net income under IFRS is Ch$5,298 million, Ch$49,003 million and Ch$11,929 million higher than our net income internally reported in 2009, 2010 and 2011, respectively.

For internal reporting purposes, assets received in lieu of payments are measured at historical cost or fair value, less cost to sell, if lower, on a portfolio basis and written-off if not sold after a certain period in accordance with specific guidelines set by the Superintendency of Banks. Under IFRS, these assets are deemed non-current assets held-for-sale and their accounting treatment is set by IFRS 5 “Non-Current Assets Held for Sale and Discontinued Operations.” In accordance with IFRS 5 these assets are measured at historical cost or fair value, less cost to sell, if lower. Accordingly, under IFRS these assets are not written off unless impaired. As a result of this accounting policy difference, the impact on our net income under IFRS is Ch$3,838 million, Ch$4,099 million and Ch$3,572 million higher than our net income internally reported in 2009, 2010, and 2011, respectively.

Chilean banks are required to distribute at least 30% of their net income to shareholders unless the shareholders unanimously approve the retention of profits. A bank may, however, be prohibited from distributing to shareholders even this 30% of its net income if such distribution would cause the bank to violate certain statutory capital requirements. In accordance with internal reporting policies, we record a minimum dividend allowance based on our distribution policy, which requires distribution of at least 70% of the period’s net income, as permitted by the Superintendency of Banks. During 2009, 2010, and 2011, the Bank recorded allowances of Ch$180,519 million, Ch$242,503 million and Ch$259,501 million, respectively. Under IFRS, only the portion of dividends that is required to be distributed by Chilean Law must be recorded, i.e., 30% as required by Chilean Corporations Law. This accounting difference does not lead to differences in net income.

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

Even though mortgage and corporate bonds show much less trading liquidity than Central Bank and government instruments, the former may be sold to the Central Bank under repurchase agreements. Government instruments and short-term banks’ time deposits can also be sold to the Central Bank under repurchase agreements.

Funding Liquidity Risk Management

Diversifying funding sources and avoiding a concentration of large fund providers or funding maturity dates are means to ensure funding liquidity. We diversify through the establishment of triggers that monitor concentrations of funding sources, maturities, currencies, etc. The aggregation of significant fund providers by currency is monitored as a percentage of our current liabilities.

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

Chilean regulations also require that the expected outflows within the following 30 days not exceed the amount of a bank’s Basic Capital and the expected outflows within the following 90 days not exceed twice the amount of a bank’s Basic Capital. Expected outflows may include behavioral assumptions. Measurements must be made separately, by currency.

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

Cash Flows

The tables below set forth our principal sources of cash. Our subsidiaries are not an important source of cash for us and therefore do not significantly affect our ability to meet our cash obligations. No legal, contractual or economic restrictions exist on the ability of our subsidiaries to transfer funds to us in the form of loans or cash dividends as long as they abide by the regulations in the Chilean Corporations Law regarding loans to related parties and minimum dividend payments.

	For the Year Ended December 31,
	2009		2010		2011
	(in millions of Ch$)
IFRS:
Net cash provided by operating activities	Ch$	713,139	Ch$	(107,265)	Ch$	(447,474)

2010 and 2011. The net cash provided by operating activities recorded an annual decrease of Ch$340,209 million between 2010 and 2011. This decline was primarily caused by: (i) a greater increase of Ch$2,192,000 million in outflow related to loans granted to our customers and other banks, and (ii) a lower increase in the inflow from current accounts and demand deposits that amounted to Ch$279,623 on an annual basis. These factors were mostly offset by a greater increase in saving accounts and demand deposits that translated into an additional inflow of approximately Ch$1,246,506 that was supplemented by an net increase of Ch$418,566 million in the inflow associated with payables from repurchase agreements and security lendings.

2009 and 2010. The reduction of Ch$820,404 million in the net cash provided by operating activities in 2010 as compared to 2009 is mostly explained by: (i) a greater increase of Ch$1,312,336 million in the outflow associated with loans to customers and banks during 2010 as compared to 2009, (ii) a net increment of Ch$440,607 million in the outflow related to take positions in financial assets held-for-trading. These cash outflows were partly offset by a greater cash inflow of Ch$1,174,388 million associated with the increase in our saving accounts and time deposits balances.

	For the Year Ended December 31,
	2009		2010		2011
	(in millions of Ch$)
IFRS:
Net cash used in investing activities	Ch$	(424,342)	Ch$	128,449	Ch$	(334,776)

2010 and 2011. The net cash used in investing activities increased from a net inflow of Ch$128,449 million in 2010 to a net outflow of Ch$334,776 million in 2011. This change was mainly prompted by a net increase in the balance of financial assets available for sale, which resulted in an outflow of Ch$316,083 million in 2011 as compared to the inflow of Ch$222,706 million recorded in 2010 as a consequence of sales associated with the same portfolio.

2009 and 2010. The difference of Ch$552,791 between 2010 and 2009 is primarily explained by a net decrease of Ch$405,939 in our portfolio of financial assets available-for-sale as a result of the sale of certain fixed-income securities during 2010 to take advantage of a positive mark-to-market, which resulted in a net cash flow increase. This was partly offset by greater purchases of fixed-assets and intangible assets that amounted to Ch$7,004 million and Ch$15,326 million, respectively in 2010 as compared to 2009.

	For the Year Ended December 31,
	2009		2010		2011
	(in millions of Ch$)
IFRS:
Net cash provided by (used in) financing activities	Ch$	(408,168)	Ch$	(67,346)	Ch$	911,975

2010 and 2011. The net cash provided by (or used in) financing activities varied from a net outflow of Ch$67,346 million in 2010 to a net inflow of Ch$911,975 million in 2011. This variation was mainly associated with: (i) lower bond redemptions that amounted to Ch$213,162 million, (ii) a capital increase of Ch$210,114 million carried out in 2011, (iii) lower payments on foreign borrowings in an amount of Ch$187,387 million, (iv) a net increase of Ch$177,849 million in borrowings from the Central Bank, and (v) greater proceeds from bond issuances that translated into an additional inflow of Ch$157,215 million.

2009 and 2010. The difference between 2010 and 2009 is explained by an increase in proceeds from bond issuances of Ch$571,234 million and a lower payment of long-term foreign borrowings in an amount of Ch$532,137 million, both of which were partly offset by a decrease of Ch$357,319 million in borrowings from financial institutions (Central Bank included), higher redemptions of bonds for a net amount of Ch$167,964 million, a decrease of Ch$99,922 million in the cash inflow from other financial obligations and lower long-term foreign borrowings for a net value of Ch$94,311 million.

Borrowings

Borrowings are described as short-term when they have original maturities of less than one year or are due on demand. All other borrowings are described as long-term, including the short-term portion of any long-term borrowings.

	As of December 31, 2009						As of December 31, 2010						As of December 31, 2011
IFRS:	Long-term		Short-term		Total		Long-term		Short-term		Total		Long-term		Short-term		Total
	(in millions of Ch$)
Borrowings from financial institutions:
Central Bank credit lines for renegotiation of loans	Ch$	114	Ch$	—	Ch$	114	Ch$	80	Ch$	—	Ch$	80	Ch$	63	Ch$	—	Ch$	63
Other borrowings from the Central Bank		155,090		—		155,090		—		—		—		22,792		—		22,792
Borrowings from domestic financial institutions		—		3,878		3,878		—		—		—		—		—		—
Borrowings from foreign institutions		—		1,209,144		1,209,144		117,299		1,163,993		1,281,292		194,886		1,473,198		1,668,084
Debt issued:
Bonds		815,734		—		815,734		820,331		—		820,331		1,488,369		—		1,488,369
Subordinated bonds		506,683		—		506,683		744,966		—		744,966		747,874		—		747,874
Mortgage finance bonds		265,581		—		265,581		198,868		—		198,868		152,098		—		152,098
Other financial obligations		46,410		129,740		176,150		67,602		111,558		179,160		61,734		123,051		184,785

Total other interest bearing liabilities	Ch$	1,789,612	Ch$	1,342,762	Ch$	3,132,374	Ch$	1,949,146	Ch$	1,275,551	Ch$	3,224,697	Ch$	2,667,816	Ch$	1,596,249	Ch$	4,264,065

The Bank did not have covenants on capital, interest or other covenants with respect to any of its debt instruments for the years ended December 31, 2009, 2010 and 2011.

Central Bank Borrowings

Central Bank borrowings include credit lines for the renegotiation of loans and other borrowings. The Central Bank provided credit lines for the renegotiation of mortgage loans due to the need to refinance debts as a result of the economic recession and crisis of the Chilean banking system from 1982 to 1985. These credit lines are linked to the UF index and carry an average real annual interest rate of 5.28% as of December 31, 2011. The maturities of the outstanding amounts are as follows:

	As of December 31, 2011
	(in millions of Ch$)
IFRS:
Due within 1 year	Ch$	22,855
Due after 1 year but within 2 years		—
Due after 2 years but within 3 years		—
Due after 3 years but within 4 years		—
Due after 4 years but within 5 years		—
Due after 5 years		—

Total long-term (Credit lines for renegotiation of loans)		22,855
Total short-term (Other Central Bank borrowings)		—

Total Central Bank borrowings	Ch$	22,855

Borrowings from Domestic Financial Institutions

Borrowings from domestic financial institutions are generally used to fund our general operations. We currently do not have any outstanding borrowings from domestic financial institutions.

Borrowings from Foreign Financial Institutions

We have short- and long-term borrowings from foreign banks. These loans are denominated in foreign currency and are used to fund our foreign trade loans and carried an average nominal interest rate of 3.77% in the year ended December 31, 2011. The outstanding maturities of these borrowings as of December 31, 2011 were as follows:

	As of December 31, 2011
	(in millions of Ch$)
IFRS:
Due within 1 year	Ch$	39,024
Due after 1 year but within 2 years		—
Due after 2 years but within 3 years		103,945
Due after 3 years but within 4 years		51,917
Due after 4 years but within 5 years		—
Due after 5 years		—

Total long-term		194,886
Total short-term(1)		1,473,198

Total foreign borrowings	Ch$	1,668,084

(1)	Includes borrowings with maturities that were originally greater than one year but which as of December 31, 2011 had remaining maturities of less than one year.

Bonds

Our bonds are linked to the UF index and carried an average real annual interest rate of 3.57% as of December 31, 2011 with interest and principal payments due semi-annually. The bonds were intended to finance loans that had a maturity of greater than one year.

The maturities of bonds as of December 31, 2011 were:

	As of December 31, 2011
	(in millions of Ch$)
IFRS:
Due within 1 year	Ch$	11,389
Due after 1 year but within 2 years		105,280
Due after 2 years but within 3 years		161,560
Due after 3 years but within 4 years		270,490
Due after 4 years but within 5 years		107,360
Due after 5 years		832,290

Total bonds	Ch$	1,488,369

During 2011, we issued bonds with a 3-year maturity term. The bonds were issued in Mexican Pesos in an aggregate amount of Ch$55,940 million (historic pesos). These bonds accrue interest at an annual nominal rate of 5.41%.

Subordinated Bonds

Our outstanding subordinated bonds are linked to the UF index with interest and principal payments due semi-annually. The discount on the issuance of the outstanding subordinated bonds is amortized over the life of the bond. As of December 31, 2011, the effective real interest rate was 4.80% taking into consideration the discount on issuance.

The bonds are intended to finance loans having a maturity of greater than one year. As of December 31, 2011, the maturities of subordinated bonds, which are considered long-term, were:

	As of December 31, 2011
	(in millions of Ch$)
IFRS:
Due within 1 year	Ch$	47,306
Due after 1 year but within 2 years		22,013
Due after 2 years but within 3 years		23,069
Due after 3 years but within 4 years		24,178
Due after 4 years but within 5 years		138,442
Due after 5 years		492,866

Total subordinated bonds	Ch$	747,874

Mortgage Finance Bonds

Mortgage finance bonds are used to finance the granting of mortgage loans. The outstanding principal amounts of the bonds are amortized on a quarterly basis. The range of maturities of these bonds is between five and thirty years. The bonds are linked to the UF index and carried a weighted average annual interest rate of 4.00% as of December 31, 2011.

The maturities of mortgage finance bonds as of December 31, 2011 were:

	As of December 31, 2011
	(in millions of Ch$)
IFRS:
Due within 1 year	Ch$	32,953
Due after 1 year but within 2 years		23,098
Due after 2 years but within 3 years		21,276
Due after 3 years but within 4 years		17,224
Due after 4 years but within 5 years		13,357
Due after 5 years		44,190

Total mortgage finance bonds	Ch$	152,098

Other Financial Obligations

The maturities of other financial obligations as of December 31, 2010 and 2011 were as follows:

	As of December 31,
	2009		2010		2011
	(in millions of Ch$)
IFRS:
Other long-term obligations:
Obligations with Chilean Government	Ch$	46,410	Ch$	67,602	Ch$	61,734

Total other long-term obligations		46,410		67,602		61,734
Other short-term obligations		129,740		111,558		123,051

Total other obligations	Ch$	176,150	Ch$	179,160	Ch$	184,785

As of December 31, 2011, other financial obligations had the following maturities:

	As of December 31, 2011
	(in millions of Ch$)
IFRS:
Due within 1 year	Ch$	6,840
Due after 1 year but within 2 years		6,429
Due after 2 years but within 3 years		5,926
Due after 3 years but within 4 years		4,498
Due after 4 years but within 5 years		3,694
Due after 5 years		34,347

Total long-term		61,734
Total short-term(1)		123,051
Total other obligations	Ch$	184,785

(1)	Includes borrowings with maturities that were originally greater than one year but which as of December 31, 2011 had remaining maturities of less than one year

Asset and Liability Management

Our asset and liability management policy is to maximize net interest income, return on assets and average equity in light of interest rate, liquidity and foreign exchange risks, within the limits of Chilean banking regulations and our internal risk management policies. Subject to these constraints, we may from time to time take mismatched positions as to interest rates or, in certain limited circumstances, foreign currencies when justified, in our view, by market conditions and prospects, and subject to our asset and liability management policies. Our board of directors determines our asset and liability policies. See Note 40 to our audited consolidated financial statements as of and for the year ended December 31, 2011 appearing elsewhere in this annual report.

Funding

The following table sets forth our average daily balance of liabilities for the years ended December 31, 2009, 2010 and 2011, in each case together with the related average nominal interest rates paid thereon:

	Year Ended December 31,
	2009				2010				2011
IFRS:	Average Balance		% of Total Liabilities	Average Nominal Rate	Average Balance		% of Total Liabilities	Average Nominal Rate	Average Balance		% of Total Liabilities	Average Nominal Rate
	(in millions of Ch$, except percentages)
Current accounts and demand deposits	Ch$	3,133,304	19.9%	—%	Ch$	4,085,800	25.7%	—%	Ch$	4,540,335	24.7%	—%
Savings accounts and time deposits		7,568,317	48.1	2.11		7,382,126	46.4	2.58		8,450,231	46.0	5.11
Borrowings from financial institutions		1,197,151	7.6	0.21		1,365,835	8.6	1.38		1,715,417	9.3	1.39
Debt issued		1,713,629	10.9	1.88		1,660,440	10.4	6.61		1,994,679	10.8	7.72
Other financial obligations		101,999	0.6	21.69		132,200	0.8	2.48		168,858	0.9	2.26
Other interest bearing liabilities		275,058	1.7	2.31		182,956	1.2	1.10		218,847	1.2	4.96
Other non-interest bearing liabilities		1,739,093	11.2	—		1,098,484	6.9	—		1,298,603	7.1	—

Total liabilities	Ch$	15,728,551	100.0%	—	Ch$	15,907,841	100.0%	—	Ch$	18,386,970	100.0%	—

Our most important source of funding are customer deposits, which consist primarily of peso-denominated, non-interest bearing current accounts and demand deposits and Chilean peso and UF-denominated interest bearing time deposits and savings accounts. Current accounts and demand deposits represented 24.7% of our average total liabilities in 2011, and are our least expensive source of funding. Savings accounts, time deposit and debt issuances represented 59.0%, 56.8% and 56.8% of our average liabilities in 2009, 2010 and 2011, respectively.

Capital Expenditures

For information on our capital expenditures, see Item 4. Information on the Company—History and Development of the Bank—Capital Expenditures.”

RECENT DEVELOPMENTS

New Consumer-Oriented Regulation

On December 5, 2011, Law 20.555 was published in the Diario Oficial, amending the Chilean Consumer Protection Law. The most significant changes enacted by Law 20.555 are:

•

new agreements entered into by banks and consumer must fully disclose the costs that the consumer assumes, as well as the periodicity, and the mechanisms to modify them. In addition, new agreements must fully disclose all terms , events of default, events of early termination, and automatic payments;

•

banks must inform consumers periodically as to the complete, detailed cost of the banking product, as well as of the cost of the services rendered. The information must include the cost that the consumer will assume if he terminates the agreement before the end of its term;

•	before rendering a service or delivering a product, banks must give the consumer a quote, which must include costs, rates, and conditions;

•	banks must terminate the rendering of a service if the consumer so wishes;

•	banks must inform guarantors as to their rights and obligations before they assume the role of guarantor;

•	irrevocable mandates and mandates in blank are prohibited by the law;

•	when consumers execute standard form contracts, banks must explain, in writing, the main provisions of the agreement; and

•

banks may only modify fees and costs of services and banking products if the mechanisms to modify them are based on objective and verifiable factors previously agreed to in the agreement. In addition, the cost of banking services and products may not be modified without the consent of the consumer.

This amendment became effective on March 5, 2012, however, with regards to the banking product agreements entered into before said date, the regulation will not affect the substantial rights acquired by the parties in those agreements. We do not expect it to have an adverse effect on our business, financial condition and results of operations.

TREND INFORMATION

We believe we have developed strong competitive advantages that will allow us to remain a relevant player within the Chilean banking industry. We are continuously seeking additional improvements in matters such as operating efficiency, productivity, profitability and service quality by developing new customer oriented service models, launching new financial products and services and implementing high quality information technologies. Our business environment is increasingly competitive and an active market for mergers and acquisitions tends to encourage large financial groups. In addition, competition from non-banking companies, mainly those involved in the retail industry, has encouraged us to develop improved value propositions to satisfy our customers’ needs.

The following trends may also have an impact on the Chilean economy and the economic growth of its trade partners, and could therefore affect our business, operating results or financial condition:

•

The fragile recovery of the global economy. Unforeseeable financial events, such as the current uncertainty about the financial condition of some European countries and the slowdown observed in the Chinese economy, affect financial markets.

•	The impact on worldwide consumption and foreign trade caused by the elimination of monetary and fiscal stimulus in both developed and developing economies.

We believe that Chile and its financial industry have proved to be successful in facing worldwide financial contingencies because of its strict fiscal policy, forward-looking and independent monetary policy, as well as strong regulation and supervision related to the financial industry.

In addition, the recent international trend of improved protection of consumers’ financial rights has become increasingly significant in Chile. If this trend leads to changes by Chilean financial regulators, these changes could affect our future operating results.

OFF-BALANCE SHEET ARRANGEMENTS

In the normal course of business, we are party to a number of off-balance sheet arrangements that present credit, market and operational risks that are not reflected in our consolidated financial statements. These activities include commitments to extend credit not otherwise accounted for as contingent loans, such as overdrafts and credit card lines of credit, and long-term contractual obligations under operating leases or service contracts.

We provide customers with off-balance sheet credit support through loan commitments. Such commitments are agreements to lend to a customer at a future date, subject to compliance with contractual terms. Since substantial portions of these commitments are expected to expire without us having to make any loans, total commitment amounts do not necessarily represent our actual future cash requirements. The amounts of these loan commitments were Ch$4,146,591 million as of December 31, 2010 and Ch$4,881,220 million as of December 31, 2011. See Note 26 to our audited consolidated financial statements as of and for the year ended December 31, 2011 appearing elsewhere in this annual report. The amounts of subscribed leasing contracts were Ch$186,362 million as of December 31, 2010 and Ch$209,398 million as of December 31, 2011.

Interest rate and cross-currency swaps, which are entered into in order to hedge our foreign investment portfolio, are recorded at their estimated fair market values. See Note 8 to our audited consolidated financial statements as of and for the year ended December 31, 2011 appearing elsewhere in this annual report.

The credit risk of both on and off-balance sheet financial instruments varies based on many factors, including the value of collateral held and other security arrangements. To mitigate credit risk, we generally determine the need for specific covenant, guarantee and collateral requirements on a case-by-case basis, depending on the nature of the financial instrument and the customer’s creditworthiness. The amount and type of collateral held to reduce credit risk varies, but may include real estate, machinery, equipment, inventory and accounts receivable, as well as cash on deposit, stocks, bonds and other marketable securities that are generally held in our possession or at another appropriate custodian or depository. This collateral is valued and inspected on a regular basis to ensure both its existence and adequacy. Additional collateral is requested when appropriate. For further information, see Note 26 to our audited consolidated financial statements as of and for the year ended December 31, 2011 appearing elsewhere in this annual report.

Financial Guarantees

The following is a summary of the nominal value of instruments that are considered financial guarantees and which are accounted for in off-balance sheet accounts:

	As of December 31, 2011
	(in millions of Ch$)
Performance bonds	Ch$	1,235,031
Foreign office guarantees and standby letters of credit		216,249

Total	Ch$	1,451,280

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

The expiration of guarantees per period is as follows:

	Due within 1 year		Due after 1 year but within 3 Years		Due after 3 years but within 5 years		Due after 5 years		Total
	(in millions of Ch$)
Performance bonds	Ch$	817,547	Ch$	395,704	Ch$	15,871	Ch$	5,909	Ch$	1,235,031
Foreign office guarantees and standby letters of credit		170,488		40,001		5,760		—		216,249

Total	Ch$	988,035	Ch$	435,705	Ch$	21,631	Ch$	5,909	Ch$	1,451,280

As of December 31, 2011 the Bank did not have significant concentrations by country

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following tables set forth our contractual obligations and commercial commitments by time remaining to maturity. As of December 31, 2011, the scheduled maturities of our contractual obligations, including accrued interest, were as follows:

IFRS:	Due within 1 year		Due after 1 year but within 3 Years		Due after 3 years but within 5 years		Due after 5 years		Total
Contractual Obligations	(in millions of Ch$)
Current accounts and other demand deposits	Ch$	4,895,426	Ch$	—	Ch$	—	Ch$	—	Ch$	4,895,426
Savings accounts and time deposits		8,811,613		292,426		355		30		9,104,424
Bonds issued		44,342		311,214		408,431		876,480		1,640,467
Borrowings from financial institutions		1,535,080		103,942		51,917		—		1,690,939
Other obligations		129,891		12,354		8,192		34,348		184,785
Lease contracts		23,035		32,143		25,505		54,931		135,614
Services contracts		6,057		3,766		271		—		10,094
Payables from repurchase agreements and security lending		223,202		—		—		—		223,202

Total	Ch$	15,668,646	Ch$	755,845	Ch$	494,671	Ch$	965,789	Ch$	17,884,951

Item 6.	Directors, Senior Management and Employees

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

Our current directors are as follows:

Director	Position	Committee Memberships	Age
Pablo Granifo L.	Chairman	9	53
Andronico Luksic C.	Vice Chairman	1	58
Fernando Quiroz R.	Vice Chairman	7	56
Jorge Awad M.	Director	3	66
Jorge Ergas H.	Director	2	43
Guillermo Luksic C.	Director	1	56
Raúl Anaya E.	Director	4	58
Gonzalo Menendez D.	Director	4	63
Fernando Concha U	Director	2	53
Francisco Perez M.	Director	2	54
Jaime Estévez V.	Director	4	65
Rodrigo Manubens M.	Alternate Director	1	53
Thomas Fürst F.	Alternate Director	1	81

Pablo Granifo L. was reelected as the chairman of our board of directors in 2011, a position which he has held since 2007. He was our chief executive officer from 2001 to 2007, was the chief executive officer of Banco de A. Edwards from 2000 to 2001, commercial manager at Banco Santiago from 1995 to 1999, and corporate manager at Banco Santiago from 1999 to 2000. Mr. Granifo is also chairman of the board of directors of Banchile Asesoría Financiera S.A., Socofin S.A., Banchile Securitizadora S.A., Banchile Factoring S.A., Banchile Administradora General de Fondos S.A., and chairman of the executive committee of Banchile Corredores de Seguros Limitada. He holds a degree in business administration from the Pontificia Universidad Católica de Chile.

Andrónico Luksic C. was reelected as a director and the vice chairman of our board of directors in 2011, a position he has held every year since 2002. Mr. Luksic is also chairman of LQ Inversiones Financieras S.A., vice chairman of Quiñenco S.A. and a member of the board of directors at Compañía Cervecerías Unidas S.A., Manufacturas de Cobre Madeco S.A., Sociedad de Fomento Fabril (SOFOFA) and Bolsa de Comercio de Santiago. Mr. Luksic is a member of the APEC Business Advisory Council (ABAC), Vice-President of the International Business Leaders’ Advisory Council for the Mayor of Shanghai, besides he is a member of the International Advisory Council of Barrick Gold, of Brookings Institution, of the Panama Canal Authority and the International Council of the Council of the Americas. Mr. Luksic is a member of the board of trustees at Babson College, of the Dean’s Council at Harvard Kennedy School, the Advisory Committee at Harvard Business School, the Advisory Committee of the David Rockefeller Center of Harvard University, of the Advisory Council of the School of Economics and Management of Tsinghua University, and a member of the Latin American Executive Council of MIT Sloan School of Management.

Mr. Andrónico Luksic and Mr. Guillermo Luksic are brothers.

Fernando Quiroz was reelected as member of our board and appointed Vice Chairman in March 2011. He was vice chairman of Citigroup’s ICG México & Latin America Executive Committee; Member of Banamex’s Executive Committee, Banamex’s and Grupo Financiero Banamex’s boards of directors, Chairman of the Board of Acciones y Valores Banamex. Mr. Quiroz is also a member of Citigroup’s ICG Management Committee. Prior to his current position, Mr. Quiroz was CEO of the Institutional Clients Group México & Latin America; Mr. Quiroz also has served as head of Strategy and Corporate Development of Banamex and Citigroup Latin America and held different positions in the Consumer, International and Investment Banking Divisions, Strategic Planning at Banamex.

Jorge Awad M. has been a member of our board of directors since 1996. From 1989 to 1996, he was a member of the board of directors of Banco de Santiago. Mr. Awad has been the chairman of the board of directors of Lan Airlines S.A. since 1994 and is a member of the board of directors of several other companies, including Icare and UCV TV. Previously, Mr. Awad was a director of Codelco Chile, Television Nacional de Chile, Laboratorio Chile S.A. and other Chilean companies. Mr. Awad is the chairman of the Chilean Bankers Association. He is also a professor of management at Universidad de Chile Economics School from which he holds a degree in commercial engineering.

Jorge Ergas H. was appointed a member of our board of directors in March 2011. Formerly, he had been Advisor to the board of directors since 2007 and also from 2002 to 2005. From 2005 to 2007, he was an Alternate Director. Currently, he is Vice-Chairman of the insurance company Banchile Compañía de Seguros de Vida S.A., Vice-Chairman of Orion Seguros Generales S.A., President of the automobile mall Movicenter and a director of the real estate company Inersa S.A. and Nido de Águilas Educational Foundation and Ever I BAE. Formerly, Mr. Ergas was a director of the Plaza San Francisco Hotel, CasaPiedra Convention Center, HNS Bank and the real estate company Inmobiliaria Paidahue.

Guillermo Luksic C. has been a member of our board of directors since 2001 and was previously the vice chairman of our board of directors from March 2001 to March 2002. Mr. Luksic is also chairman of the board of directors of Quiñenco S.A., Compañía Cervecerías Unidas S.A. (CCU), Viña San Pedro Tarapacá S.A., Madeco S.A., Compañía Sudamericana de Vapores S.A. and a member of the board of directors of LQ Inversiones Financieras S.A., Antofagasta PLC, Antofagasta Minerals and Nexans y Empresa Nacional de Energía Enex S.A. Mr. Luksic is an active member of Centro de Estudios Públicos (CEP), a Chilean think tank, and a member of the board of directors of Universidad Finis Terrae. Mr. Guillermo Luksic and Mr. Andrónico Luksic are brothers.

Raúl Anaya E. was reelected as member of our board in March 2011 and has been with Citigroup for 25 years. Currently Mr. Anaya is the Latin American Chief Executive Officer for the Consumer and Commercial Bank and head of Citigroup’s Global Retail Banking. Prior to this, from August 2008 to April 2012, Mr. Anaya served as COO of the Global Consumer Banking Council and as CEO of Citigroup Inc.’s businesses in Central America and the Caribbean, covering Corporate, Investment and Consumer Banking. From December 2005 to July 2008, Mr. Anaya was the CEO of Latin America’s (except Brazil and Mexico) Consumer Group of Citigroup. He was responsible for Consumer Operations - Retail Banking, Cards, and Consumer Finance. Mr. Anaya was named to his position after serving as Citigroup’s Retail Head for Latin America from February 2005. From August 2003 to January 2005, he was Executive Director of Consumer Assets at Banamex in Mexico, responsible for mortgages, personal loans and car financing. Prior to this position, Mr. Anaya served as Division Director for the Central Metropolitan Retail Banking Division at Banamex. From May 1999 to January 2002, he was Chairman and CEO of Banco Bansud S.A. (formerly a subsidiary of Banamex) in Argentina. Mr. Anaya joined Citibank at Banamex’s New York Agency in October 1987 and later became General Manager of the Banamex Agency in Los Angeles, Executive Vice-President of the Corporate Banking and International Division at California Commerce Bank, General Manager of the Banamex Agency in Houston and General Manager of the Banamex Agency in New York in charge of its offices in the United States and Canada.

Gonzalo Menendez D. has been a member of our board of directors since 2001. He is also the chairman of the board of directors of Inversiones Vita S.A. and a member of the boards of directors of several other companies, including Banchile Asesoría Financiera S.A., Banchile Factoring S.A., Banchile Seguros de Vida S.A., Quiñenco S.A., Compañía Sudamericana de Vapores S.A., Sudamericana Agencias Aéreas y Marítimas S.A, Antofagasta PLC, Mining Group Antofagasta Minerals S.A., Antofagasta Railway, Aguas de Antofagasta S.A., Andsberg Investment Ltd. and Andsberg Limited. He is also vice chairman of Fundación Andronico Luksic A. and Fundación Pascual Baburizza. Previously, Mr. Menendez served as chief executive officer of Antofagasta Railway to Bolivia, Banco O’Higgins and Empresas Lucchetti. Since 1990, he has been a director and is now the chairman of the board of directors of the Banco Latinoamericano de Comercio Exterior, S.A. Bladex. Mr. Menendez was a member of the board of directors and the executive committee of Banco Santiago and a member of the board of directors of Banco de A. Edwards. Mr. Menendez was a professor of finance and Chilean economic and business policy at the Universidad de Chile. He holds a degree in business administration and accounting from the Universidad de Chile.

Fernando Concha U. was appointed member of our board of directors in March 2011. Since April 2010 Mr. Concha has been the Chief Executive Officer of Citigroup for the Andean, Central America & Caribbean Region and a member of the Latin America Executive Committee. Prior to his position, he was the General Director for the South America Cluster, excluding Brazil. From January to July 2008, he worked for Banco de Chile as Corporate and Investment Banking Head after the merger with Citibank Chile. In addition, Mr. Concha was the Citigroup Country Officer for Chile from April 2006 to December 2007, after working in Banamex-Citigroup, Mexico City, for over eight years in different capacities. His last position was as Mexico Regional Treasurer. Throughout his professional career, Mr. Concha has occupied positions of leadership, serving as Country Treasurer and Capital Market Head with Citibank in Mexico and Divisional Treasurer with Citibank Latin America North Division in Miami, USA. Prior to his international assignment, Mr. Concha was the Investment Bank Head with Citibank Chile. From 1986 to 1992, he worked as a Senior Investment Officer for AFP Provida. He was also appointed Board Member of the Mexican Derivatives Market, Mex-Der, President of the Brokerage House, Citibank Mexico and Vice Chairman of the Bolsa Electrónica de Chile, Bolsa de Valores. Currently he is a member of the Board of American Chamber in Chile. Mr. Concha has a degree in Business Administration from the Pontificia Universidad Católica de Chile and has received training in different Executive Programs in the U.S., Europe and Latin America.

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

Jaime Estévez V. has been a member of our board of directors since 2007. Presently, he is also a member of the board of directors of Endesa Chile and Chairman of the board of directors of Cruzados SADP. Previously, Mr. Estévez was chairman of the board of directors of Banco Estado, a Chilean government-owned bank. Additionally, he has served as a director of AFP Provida and AFP Protección, two Chilean private investment pension funds. Mr. Estévez was Minister of Public Works from January 2005 to March 2006, and simultaneously, as Minister of Transportation and Telecommunications. He was also a congressman from March 1990 to March 1998 and president of the Lower Chamber of Congress from March 1995 to November 1996. Mr. Estévez holds a degree in economics from the Universidad de Chile.

Rodrigo Manubens M. has been a member of our board of directors since 2001. Mr. Manubens was a member of the board of directors of Banco de A. Edwards from 1999 until 2001. From 1985 to 1999, Mr. Manubens was a member of the board of directors of Banco O’Higgins and retained such position following the merger between Banco O’Higgings and Banco Santiago. From 1995 to 1999, he was chairman of Banco Tornquist in Argentina and a member of the board of directors of Banco Sur in Peru and Banco Asunción in Paraguay. Mr. Manubens also served for a ten-year period as a director and chairman of the board of directors of Endesa Chile S.A. He is chairman of Banchile Compañía de Seguros de Vida S.A. and a director and chairman of the Director Committee of Aguas Andinas S.A. Mr. Manubens holds a degree in business administration from Universidad Adolfo Ibañez and a master’s degree from the London School of Economics and Political Science.

Thomas G. Fürst has been a member of our board of directors since 2004. Previously, Mr. Fürst was vice chairman of the board of directors at Compañía Cervecerías Unidas S.A. and a member of the board of directors of several other companies, including Embotelladoras Chilenas Unidas S.A., Viña Dassault-San Pedro S.A, Southern Breweries Establishment, CCU Argentina S.A. and Compañía Industrial Cerveceria S.A. Mr. Fürst was a founder and member of the board of directors of Parque Arauco. In addition, he is a partner and member of the board of directors of Plaza S.A. and Nuevos Desarrollos S.A., the owners of eleven shopping centers located in Chile and three under construction, three in Peru and two others under construction and another one under construction in Colombia. Mr. Fürst holds a degree in civil construction from Pontificia Universidad Católica de Chile.

Senior Management

Our current executive officers are as follows:

Executive Officers	Position	Age
Arturo Tagle Quiroz	Chief Executive Officer	53
Jorge Tagle O.	Vice- Chief Executive Officer	41
Pedro Samhan E	Chief Financial Officer	61
Nelson Rojas P.	General Legal Counsel	58
Mauricio Baeza L.	Manager — Corporate Credit Risk Division	49
Alejandro Herrera A.	Manager — Commercial Division (Individual and SME Banking)	54
Patricio Melo G.	Manager — Operations and Technology Division	52
Vacant.	Manager — Human Resources Division	—
Felipe Dawes C.	Manager — Development and Quality Division	38
Eduardo Ebensperger O.	Manager — Wholesale, Large Corporations and Real Estate Division	46
Juan Cooper A.	Manager — Consumer Finance Division	50
Felipe Echaiz B.	Manager — Global Compliance Division	44
Vacant.	Manager — Corporate and Investment Banking Division	—
Oscar Mehech C.	Manager — Risk Control Division	47
Julio Ramirez G.	Manager — Credit and Debit Cards Division	45

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

Jorge Tagle O. was appointed Vice-Chief Executive Officer of Banco de Chile in October 2011. Previously, Mr. Tagle served in different executive positions mainly within the Luksic Group. From September 2008 to August 2011 was Executive Vice-President of Nexans S.A., in charge of the South American area. Between 2005 and 2008 was Corporate General Manager of Alusa S.A. From 2002 and 2005 was Chief Financial Officer of industrial conglomerate Madeco S.A. Mr. Tagle, from 1999 to 2002 was the Manager for New Projects at Quiñenco S.A. the holding company of the Luksic Group. Mr. Tagle holds a degree in civil industrial engineering from the Pontificia Universidad Católica de Chile and a master’s degree in Business Administration from Wharton School, University of Pennsylvania.

Pedro Samhan E. was appointed our chief financial officer in January 2008. In August 2008, he was appointed as director of Banchile Trade Services Limited. Prior to his current position, Mr. Samhan was the chief financial officer of Citigroup Chile for several years. He served as a member of the board of directors of Cruz Blanca Seguros de Vida from 1994 to 1997, AFP Habitat from 1996 to 2006 and Compañía Minera Las Luces from 1994 to 1996. Mr. Samhan was chief financial officer of Citicorp for Caribbean and Central America from 1990 to 1993 and investment banking head of Citicorp Chile from 1988 to 1990. Mr. Samhan holds a degree in civil industrial engineering from the Universidad de Chile.

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

Mauricio Baeza L. has been the manager of our Credit Risk Division since December 2005. Mr. Baeza joined us in 1997 and was manager of the risk division of Banco de A. Edwards during 2001. He was risk manager at Banco Santiago from 1993 to 1997 and a member of the board of directors of Santiago Administradora de Fondos de Inversion. He is the secretary of our director’s loan committee, SOCOFIN S.A. Committee Advisor, Finance, International and Financial Risk Committee Advisor, and participates in the Portfolio Risk Committee and the

Operational Risk Committee. Mr. Baeza is also a member of the investment committee of Banchile Fondo Inmobiliario. Mr. Baeza holds a degree in civil engineering from the Pontificia Universidad Católica de Chile.

Alejandro Herrera A. leads our Commercial Division (Individual and SME Banking), including Marketing, Individual and Small and Medium-Sized Companies and Branches since 2009. From 2006, he also held the position of manager of Branches and Middle Market Banking and form 2002 to 2005 he was our manager of Individual and Branches Banking. He served as manager of the individual banking and branches division at Banco de A. Edwards from 2000 to 2001 and at Banco Sudamericano from 1996 to 1999. He also served as the chief executive officer of Administradora de Fondos Mutuos Santiago S.A. from 1994 to 1995 and as branch manager at Banco Santiago for the Metropolitan Region. Mr. Herrera is a member of the board of directors of Banchile Administradora General de Fondos S.A., Redbanc S.A. and advisor of Socofin S.A. board of directors, and a member of the executive committee of Banchile Corredores de Seguros Limitada and Credichile. He holds a degree in business administration from the Pontificia Universidad Católica de Valparaiso.

Patricio Melo was appointed manager of our Operations and Technology Division on July 1, 2008. He was chief executive officer for Altec Brasil SA from 2006 to June 2008, and was responsible for technological management of Banco Santander in Brazil. He was chief executive officer for Altec Chile from 2001 to 2005. From 1992 to 2000, he joined Banco Santander in Chile and Perú as an operations and technology manager. He has also been a member of various boards of directors such as that of Redbanc S.A., ALTEC México and ALTEC Chile. Mr. Melo holds a degree in electronic engineering from the Universidad Federico Santa María.

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

Eduardo Ebensperger O. has been the Managing Director of the Wholesale, Large Companies and Real Estate Division since January 2008; before he was Manager of the Middle Market Companies Division from 2005 to 2007, and was previously the Chief Executive Officer of Banchile Factoring S.A. from 2002 to 2005. He joined Banco de A. Edwards in 1989. Mr. Ebensperger was Manager of the Medium Size Companies division and Manager of the regional branches of Banco de A. Edwards from 1997 to 2001. Presently, Mr. Ebensperger is the Chairman of the Board of Directors of Artikos S.A. He is also currently a member of the Board of Directors of Banchile Asesoría Financiera S.A., Banchile Factoring S.A. and Banchile Securitizadora S.A. Mr. Ebensperger holds a degree in Business from the Universidad de Chile.

Juan Cooper A. has been the manager of our Consumer Finance Division since 2003. He was the chief executive officer of Altavida Santander Compañía de Seguros de Vida S.A. from 2001 to 2002 and the manager of Santiago Express, the consumer division of Banco Santiago, from 1997 to 2000. He is also currently a member of the board of directors of Socofin S.A., and a member of the executive committee of Banchile Corredores Seguros Limitada. Mr. Cooper has a degree in business administration from the Universidad de Chile and a master’s degree in business administration from the Pontificia Universidad Católica de Chile.

Felipe Echaiz B. has been the manager of our Global Compliance Division since January 2008. He joined us as a result of our merger with Citibank Chile. Mr. Echaiz worked at Citibank for ten years and was Citigroup Inc.’s country compliance officer from 2006 to 2007. In 2003, he was the deputy director to the Anti-Money Laundering and Organized Crime Unit at the Public Prosecutor’s Office. Mr. Echaiz is a member of the executive committee for Anti-Money Laundering of the Chilean Banks Association and holds a degree in law from the Pontificia Universidad Católica de Chile and a master’s degree in finance and economics from the Universidad de Chile.

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

COMPENSATION

The table below presents the amount of compensation, as established by our shareholders, to the members of our board of directors for the year ended December 31, 2011. These amounts include remuneration for services, fees for attendance at meetings of our board of directors, meetings of committees of our board of directors and meetings of board of directors of our subsidiaries, consulting services and travel expenses.

Name of Director	Remuneration		Fees for Attending Meetings of our Board of Directors		Fees for Attending Meetings of Committees of our Board of Directors and Meetings of the Board of Directors of our Subsidiaries		Consulting Services		Total
	(in millions of Ch$)
Pablo Granifo Lavín	Ch$	347	Ch$	48	Ch$	306	Ch$	—	Ch$	701
Andrónico Luksic Craig		142		14		—		—		156
Jorge Awad Mehech		47		27		107		—		181
Felipe Joannon Vergara		10		7		12		—		29
Jorge Ergas H		36		16		42		—		94
Jaime Estévez Valencia		47		26		87		—		160
Guillermo Luksic Craig		47		7		—		—		54
Rodrigo Manubens Moltedo		47		26		48		—		121
Gonzalo Menéndez Duque		47		25		111		—		183
Francisco Pérez Mackenna		47		22		46		—		115
Thomas Fürst Freiwirth		47		23		34		—		104
Jacob Ergas Ergas		10		4		17		—		31
Fernando Quiroz Robles		—		—		—		—		—
Raul Anaya Elizalde		—		—		—		—		—
Other subsidiary directors		—		—		166		86		252

Total	Ch$	874	Ch$	245	Ch$	976	Ch$	86	Ch$	2,181

Consistent with Chilean law, we do not disclose to our shareholders, or otherwise make public, information regarding the compensation of our executive officers. For the year ended December 31, 2011, the aggregate amount of compensation paid to our executive officers, including the executive officers of our subsidiaries, was Ch$6,449 million. Pursuant to the Chilean Corporations Law, our directors/audit committee must approve compensation plans, but we are not required to have a compensation committee. For the year ended December 31, 2011, no amounts were set aside or accrued by us to provide pension, retirement or similar benefits for our directors and officers. None of our directors is a party to any agreement with us or any of our subsidiaries that provides for benefits upon termination of his appointment as a director.

Indebtedness of Directors and Executive Officers

As disclosed in Note 37(c) to our audited consolidated financial statements as of and for the year ended December 31, 2011 appearing elsewhere in this annual report, we incurred an aggregate of Ch$127,608 million in expenses and Ch$173,752 million in income from transactions other than loans with related parties in 2011.

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

We held an aggregate of Ch$308,478 million in loans to related parties, including Ch$63,616 million in collateral pledged by related parties, as of December 31, 2011. See Note 37(a) to our audited consolidated financial statements as of and for the year ended December 31, 2011 appearing elsewhere in this annual report for details concerning these transactions.

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

The Directors/Audit Committee

Prior to March 24, 2005, our directors committee and audit committee were separate committees performing independent functions for the board of directors. On March 24, 2005, the board of directors approved the merger of our directors committee with our audit committee, forming the directors/audit committee. The directors/audit committee’s primary objectives are to seek the efficiency, maintenance, application and functioning of our internal control systems and compliance with applicable rules and procedures governing our business; to identify our business risks; to supervise the activities of both the Risk Control Division and the Global Compliance Division, ensuring their independence from management; to serve as an mediator and coordinator of tasks between the internal audit work and our independent auditors; and to act as a communication channel between our internal audit team, our independent auditors and our board of directors.

Our directors/audit committee is composed of three members appointed by the board of directors. The directors/audit committee is currently composed of the following individuals:

•	Jorge Awad M. (chairman and financial expert);

•	Jaime Estevez V.; and

•	Fernando Quiroz.

Mr. Awad and Mr. Estevez were appointed as members of the directors/audit committee by our board of directors at the meeting held on April 12, 2007. Mr. Quiroz was appointed to the directors/audit committee by our board of directors at the meeting held on April 27, 2011.

Messrs. Awad and Estevez satisfy the independence requirements of both Chilean law and Rule 10A-3 under the Exchange Act and are full voting members of our directors/audit committee.

Mr. Fernando Quiroz is exempt from the independence requirements of Rule 10A-3 of the Exchange Act pursuant to the exemption under Rule 10A-3(b)(1)(iv)(D). Pursuant to that exemption, Mr. Quiroz is a non-voting member of our directors/audit committee with respect to all matters required to be addressed by our directors/audit committee under U.S. federal securities laws.

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

The directors/audit committee may appoint independent personnel to carry out specific duties. The directors/audit committee’s specific objectives include:

•	Seeking efficiency, maintenance, application and functioning of our internal control systems, and compliance with rules and procedures;

•	Supervising compliance with rules and procedures governing the banking business and identifying the business risks of our and our subsidiaries’ activities;

•	Supervising the activities of our Corporate Credit Risk Division and Individual Credit Risk Division, ensuring their independence from management;

•

Supervising the activities of the Global Compliance Division, serving as an intermediator and coordinator of tasks between our internal audit work and our independent auditors, and acting as communication channel between these teams and our board of directors;

•	Examining the fees budget for our independent auditors and the credit rating agencies;

•	Analyzing the reports, content, procedures and scope of the revisions by our independent auditors and credit rating agencies;

•	Analyzing and generating information on the annual internal audit program and the results of internal audits and revisions;

•	Analyzing the interim and annual financial statements;

•	Analyzing our financial statements included in the Form 20-F, for presentation to the SEC;

•	Gathering information on accounting changes occurring during the year and their effects;

•	Reviewing issues affecting the internal control systems;

•	Analyzing the remuneration systems and compensation plans for managers and executive officers;

•	Analyzing the 2011 annual performance self-evaluation process;

•	Analyzing related party transactions in reference to Title XVI of Chilean Corporations Law;

•	Analyzing policies relating to operational risk and progress in the risk-management process and SOX self-evaluation, in the context of Basel II;

•	Analyzing and informing on matters related to the Global Compliance Division, principally regarding the revision of policies for detecting and sanctioning money laundering transactions; and

•	Reviewing customer claims filed with the Superintendency of Banks and the Customer defense Division of the Chilean Association of Banks and Financial Institutions.

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

The Corporate Credit Risk Division participates independently and autonomously in each committee from our business areas.

For retail banking, we have loan committees that in exceptional cases review individual customers when they do not meet our customer profile policies, payment behavior requirements or maximum financing amounts.

Finance, International and Market Risk Committee

The main function of the finance, international and market risk committee is to analyze the evolution of our financial positions and the market risks (price and liquidity) that these financial positions generated, particularly the control of risks related to internal and regulatory limits and/or warnings. This committee also analyzes international financial exposure and major credit exposures generated by derivative transactions.

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

This committee includes the chairman of our board of directors, our chief executive officer, our general counsel, the manager of our Operations and Technology Division and the chief executive officer of Banchile Administradora General de Fondos S.A. The manager of our Risk Control Division, the manager of our Global Compliance Division and the manager of our asset laundering prevention area may also attend and participate in the meetings.

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

Disclosure Committee

In May 2003, we established the disclosure committee to ensure accurate market disclosure of our and our subsidiaries’ consolidated financial information. The members of the disclosure committee include our chief accountant, our senior lawyer for international matters and the manager of our research and planning area, together with the manager of our Institutional and Investor Relations Division, our chief financial officer and the manager of our Risk Control Division.

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

To meet these goals and promote a culture of ethical behavior, the ethics committee sets policies on ethics and ensures their compliance, develops training plans related to ethics in our business, and reinforces positive behavior among our staff. The ethics committee also acts as a forum to address, discuss and resolve any conduct by our staff that is inconsistent with our values. This committee is chaired by the manager of our Human Resources Division and includes our general counsel, the manager of our Risk Control Division, the manager of our Global Compliance Division, the manager of our Commercial Division (Individual and SME Banking), the manager of our Operations and Technology Division, and the manager of our Wholesale, Large Corporations and Real Estate Division.

Citigroup and Banco de Chile Cooperation Agreements Committees

In order to control and review the evolution of the joint initiatives resulting from our strategic association with Citigroup Inc., the following committees have been set up: (i) Global Transaction Services Committee; (ii) International Personal Banking Committee; (iii) Investment Banking Committee; and (iv) Financial Control Committee of the Cooperation Agreement. The committees mentioned above are composed of the chairman of our board of directors, our chief executive officer and two members of our board of directors that have been appointed by Citigroup Inc. Also taking part in these meetings are division managers for each particular business line and the managers of the areas directly responsible for the respective business.

(i) Global Transaction Services Committee (GTS)

The global transaction services committee was set up with the purpose of monitoring the overall performance of the transactional services areas in accordance with the Global Connectivity and Cooperation Agreements and, in particular, the functions of local and international cash management and custody for foreign investors.

(ii) International Personal Banking Committee (IPB)

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

(iii) Investment Banking Committee

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

(iv) Financial Control Committee of the Cooperation Agreement

The most important purpose of the financial control committee of the Cooperation Agreement is to monitor in detail the operative and financial performance of the Global Connectivity and Cooperation Agreements. This committee reviews the solutions to the administrative and operative matters will permit the joint business to be carried out effectively, efficiently and profitably by both parties.

Approval of Policies and Procedures under the Merger Agreement

The Merger Agreement between us and Citibank Chile provided that as a general rule our board of directors would approve and implement certain policies relating to the operation of the joint entity. At the time of filing of this annual report, policies regarding the following issues were approved and implemented:

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

Operational Risk Executive Committee

Created in 2009, the operational risk executive committee is responsible for identifying, prioritizing and establishing strategies to mitigate key operational risk events relating to internal and external fraud; risks associated with customer, product and business practices; damage to tangible assets; and disturbance of normal activity resulting from system malfunctions or failures in executing, delivering and processing products/services. This committee is also responsible for defining and evaluating our corporate strategy for managing operational risk, establishing guidelines and directing efforts to create controls and improve internal processes in order to reduce operational losses.

To comply with these objectives and foster an awareness of operational risk, this committee promotes a series of training activities and communicates to our staff important information relating to operating risks.

This committee is chaired by our chief executive officer and includes our chief financial officer, the head of the security and risk prevention area, the manager of our Risk Control Division, the manager of our Operations and Technology Division and the manager of our operational risk area.

Internal Communications Committee

The internal communications committee defines policies and designs our action plan to ensure that appropriate information reaches all of our employees. This committee ensures that information sent to our employees is adequate to allow them to correctly perform their functions, communicates the organization’s fundamental strategies and policies and its performance, promotes collaboration and team work, fosters personal development, encourages first-rate performance and cultivates a pleasant work environment. The internal communications committee is lead by the manager of our Human Resources Division and our chief financial officer, and includes managers from the following divisions:

•	Operations and Technology Division;

•	Institutional and Investor Relations Division;

•	Commercial Division (Individual and SME Banking);

•	Corporate and Investment Banking Division;

•	Wholesale, Large Corporation and Real Estate Division;

•	Consumer Finance Division; and

•	Development and Quality Division.

EMPLOYEES

The following table shows a breakdown of our full-time, permanent employees at the dates indicated:

	As of December 31,
	2009	2010	2011
Banco de Chile	10,284	10,341	10,482
Subsidiaries	3,737	3,675	3,647

Total	14,021	14,016	14,129

As of December 31, 2011, we had 14,129 employees (on a consolidated basis) of which 6,761, or 47.9%, were unionized.

In 2011 we renegotiated three out of the five existing collective agreements that were due to expire in 2012 and signed four-year agreements with all of them. Also, we renegotiated the collective bargaining arrangement related to an agreement that expired in 2011 with “Citibank union” that is composed of 1,016 employees, representing 15.0% of our total unionized workforce. Despite our efforts to offer high-quality standards with one union—as we did with the other unions—they decided to undertake a 15-day strike, as permitted by the Chilean labour law. After the strike we reached a three-year agreement with this union.

These collective bargaining processes allowed us to equalize benefits among all of our employees since we previously had differentiated agreements due to our successive merger transactions. We believe these new agreements will improve relations with our employees—which we believe are satisfactory—and simplify the compensation system to employees across the corporation.

We have a comprehensive personnel training and development program that includes internal courses on operational, technical and commercial matters as well as participation in external seminars. In 2011, the total cost of training programs was approximately 0.35% of the Bank’s consolidated personnel salaries and expenses. This cost was related to 916 training courses, attended by approximately 59,000 attendees. According to our human resources division, during 2011 92% of the Bank’s total personnel attended at least one training course. We do not maintain any pension or retirement programs for the vast majority of our employees. We do, however, pay certain long-serving key employees a severance payment upon retirement. Although we have provided productivity bonuses to individual employees on a discretionary basis, we do not maintain a formal profit-sharing plan.

SHARE OWNERSHIP

Mr. Andronico Luksic and Mr. Guillermo Luksic, members of our board of directors since March 2002 and March 2001, respectively, together with members of their family, control Quiñenco S.A. As of April 10, 2012, Quiñenco S.A. owns 31.81% of our outstanding shares (directly and indirectly through LQ Inversiones Financieras S.A.). Additionally, Quiñenco S.A. holds 59.32% of the voting rights in Banco de Chile (directly and indirectly through shares of SM-Chile S.A. that are owned by LQ Inversiones Financieras S.A. and Inversiones LQ-SM S.A).

In connection with the framework agreement executed between Citigroup, Inc. and Quiñenco S.A. in July 2007 and following the merger of Citibank Chile into Banco de Chile, Citigroup became a shareholder of LQ Inversiones Financieras S.A. (“LQIF”), the parent corporation of SM-Chile S.A. As of April 14, 2011, Citigroup is the owner of 50% of LQIF, and Quiñenco, directly and indirectly, owns 50% of LQIF. Regardless of any increase in participation by Citigroup, however, the agreement provides that Quiñenco will remain in control of LQIF and the corporations that are directly or indirectly controlled by LQIF. Accordingly, Quiñenco will maintain the power to elect the majority of the directors of LQIF, SM-Chile and Banco de Chile.

Mr. Jacob Ergas controls Ever I Bae S.p.A., Ever Chile S.p.A. and Inversiones Aspen Limitada. As of April 10, 2012, these holding companies own 2.17%, 2.17% and 1.51% of our outstanding shares, respectively. Mr. Ergas holds 5.85% of the voting rights in Banco de Chile through these holding companies. Mr. Jacob Ergas has not been a member of the board until March 2011.

None of our directors or senior management (other than Mr. Andronico Luksic and Mr. Guillermo Luksic) owns 1% or more of our outstanding common stock. Further, none of our directors (including Mr. Andronico Luksic and Mr. Guillermo Luksic) or senior management have different or preferential voting rights with respect to the shares they own.

We do not have any arrangements for involving employees in our capital, including any arrangements that involve the issue or grant of options of our shares or securities.

Item 7.	Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

Ownership Structure

As described in “Item 4. Information on the Company—History and Development of the Bank—History—The 1982–1983 Economic Crisis and the Central Bank Subordinated Debt,” the Chilean banking system, including us, experienced significant instability during that time that required the Central Bank and the Chilean Government to provide financial assistance to most Chilean private sector banks which resulted, pursuant to Law No. 18,818 enacted in 1989, in the repurchase by us of our portfolio of non-performing loans from the Central Bank and the assumption of the Central Bank’s subordinated debt relating to our non-performing loans.

In November 1996, pursuant to Law No. 19,396, our shareholders approved a reorganization by which we were converted into a holding company named SM-CHILE S.A. In turn, SM-CHILE S.A. organized a new wholly owned banking subsidiary named Banco de Chile, to which it contributed all of its assets and liabilities other than the Central Bank subordinated debt. In addition, SM-CHILE S.A. incorporated SAOS S.A. (“SAOS”), a special purpose legal vehicle created by Law 19,396, whose only business purpose is to repay the Central Bank indebtedness. In exchange for assuming the Central Bank indebtedness, SAOS received from SM-CHILE S.A. a certain portion of our shares pledged as collateral in favor of the Central Bank of Chile to secure payment to the Central Bank. Pursuant to applicable laws and the bylaws of both SAOS and SM-CHILE S.A., the economic rights of our shares held by SAOS belong to the Chilean Central Bank; however, their voting rights are exercised by the shareholders of SM-CHILE S.A. at Banco de Chile’s shareholders’ meetings.

Currently, our major shareholder LQ Inversiones Financieras S.A., holds 59.32% (together with Inversiones LQ SM Ltda., as further explained below) of the voting rights of our shares. The voting rights of LQIF and LQ-SM is the result of the right of LQIF and LQ-SM, pursuant to applicable law and bylaws, to vote (i) our shares owned by LQIF and LQ-SM; (ii) our shares owned by SM-CHILE S.A., based on the ownership percentage of LQIF and LQ-SM in SM-CHILE S.A.; and, (iii) our shares owned by SAOS, as a shareholder of SM-CHILE S.A., based on the ownership percentage of LQIF and LQ-SM in SM-CHILE S.A., at our shareholders’ meetings. According to the bylaws of SM-CHILE S.A., the voting rights of SM-CHILE S.A., shares—Series A, B and D—which in turn possess voting rights over Banco de Chile shares, are exercised in accordance with the following rule: each share of SM-CHILE S.A., exercises the voting rights of one of our shares plus 2.38337827 of our shares owned by SAOS. The latter factor is the result of dividing the number of our shares owned by SAOS (28,593,701,789) by the number of total outstanding shares of SM-CHILE S.A., Series A, B and D (11,997,131,195). Consequently, each SM-CHILE S.A. share (Series A, B and D) with voting rights over our shares may vote 3.38337827 shares of Banco de Chile. SM-CHILE S.A.’s Series E exercises voting rights of Banco de Chile shares in a one-to-one ratio.

Major Shareholders

The following table sets forth certain information regarding the ownership of outstanding shares as of April 10, 2012 for the following:

•	each person or entity who is known by us to own beneficially more than 5% of our outstanding share capital or voting rights; and SAOS, LQ Inversiones Financieras S.A. (“LQIF”) and SM-Chile S.A.

•	our directors and members of our executive management group, as a group.

Ownership (1)
Name	Amount Owned	Percentage
SAOS(2)	28,593,701,789	32.89%
SM-CHILE S.A.	12,138,525,772	13.96%
LQ Inversiones Financieras S.A. (“LQIF”) and Inversiones LQ SM Ltda. (“LQ-SM”)(3)	27,659,693,008	31.81%
Jacob Ergas(4)	5,089,475,418	5.85%
Directors and executive officers as a group	22,247,282	0.03%

Voting Rights
Name	Amount Owned	Percentage
LQ inversiones Financieras S.A. and Inversiones LQ SM Ltda.	51,577,634,551	59.32%
Jacob Ergas	5,089,475,418	5.85%
Directors and executive officers as a group	53,050,127	0.06%

(1)	Percentages are based on 86,942,514,973 common shares outstanding as of December 31, 2011. Currently there is a single series of common shares of Banco de Chile outstanding. Each common share has one vote and all shares have identical voting rights and we have no shares outstanding with special voting rights.

(2)	SM-CHILE S.A. beneficially owns 100% of SAOS. Our shares owned by SAOS, (which are all pledged as collateral in favor of the Chilean Central Bank to secure repayment of the Central Bank indebtedness) possess economic rights that belong to the Chilean Central Bank, although the voting rights, pursuant to the by-laws of both SAOS and SM-CHILE S.A., are exercised by the shareholders of SM-CHILE S.A., at the Bank’s shareholders’ meetings.

(3)	The percentage ownership of LQIF and LQ-SM in SM-CHILE S.A., was calculated by adding the total number of shares of LQIF and LQ-SMIF, as shareholders of record, divided by the total number of shares issued by SM-Chile S.A. LQIF and LQ-SM do not beneficially own all of our shares owned by SM-CHILE S.A. because SM-CHILE S.A. has, as of December 31, 2011, a total of 18,842 shareholders. LQ-SM is an investment vehicle whose major shareholder LQIF owns 99.99% of its shares. As of its incorporation date (August 26, 2002), we were informed that LQ-SM’s total capital was CLP$73,175,029,140. In connection with the framework agreement executed between Citigroup, Inc. and Quiñenco S.A. in July 2007 and following the merger of Citibank Chile into Banco de Chile, Citigroup became a shareholder of LQIF. As of April 10, 2012, Citigroup is the owner of 50% of LQIF, and Quiñenco directly and indirectly owns 50% of LQIF. Regardless of any increase in participation by Citigroup, however, the agreement provides that Quiñenco will remain in control of LQIF and the corporations that are directly or indirectly controlled by LQIF. Accordingly, Quiñenco will maintain the right to elect the majority of the directors of LQIF, SM-CHILE S.A. and Banco de Chile. As of December 31, 2011, members of the Luksic family or their affiliates beneficially owned 83.3% of the common shares of Quiñenco S.A. Mr. Andronico Luksic and Mr. Guillermo Luksic are members of our board of directors.

(4)	Mr. Jacob Ergas holds his shares through Ever 1 Bae S.p.A., Ever Chile S.p.A. and Inversiones Aspen Ltda., which are holding companies under his control. Since March 2011, when Mr. Jorge Ergas was appointed director to the board, Mr. Jacob Ergas is no longer a member of the board.

RELATED PARTY TRANSACTIONS

In the ordinary course of our business, we engage in a variety of transactions with certain of our affiliates and related parties. Financial information concerning these transactions is set forth in Note 37 to our audited consolidated financial statements as of and for the year ended December 31, 2011, appearing elsewhere in this annual report. The Chilean Corporations Law was amended in October 2009 by Law No. 20,382, which also introduced changes to several others laws to improve Chilean corporate governance. As part of these changes, the concept of related party transactions in the Chilean Corporations Law was amended. The new regulation established different treatment for closely held corporations and for publicly held corporations.

In accordance with the Chilean Corporations Law, related party transactions in publicly held corporations are defined as every negotiation, act, contract or operation in which the corporation deals with any of the following persons: (i) one or more persons related to the corporation, in accordance with the Chilean Securities Law No. 18,045; (ii) a director, manager, administrator, main executive or liquidator of the corporation, acting on its own behalf or on behalf of third parties, or their respective husband or wife or any other person to which such director, manager, administrator, main executive or liquidator, or their husband or wife has a second degree relationship with (either by consanguinity or affinity); (iii) companies or corporations in which the persons mentioned in the previous item are owners, directly or through other juridical or natural persons, of 10% or more of its capital, directors, managers, administrators or main executives; (iv) those established in the bylaws of the corporation or those reasonably agreed by the board of directors; or (v) persons who acted as a director, manager, administrator, main executive or liquidator of the corporation within eighteen months of the relevant transaction.

We may only enter into transactions with related parties if (i) the purpose of the transaction is in our best interest, (ii) the transaction reflects prevailing market prices, terms, and conditions and (iii) the transaction complies with the requirements and procedures specified in the Chilean Corporations Law, which requires our board of directors to approve the relevant transaction based upon the criteria mentioned in items (i) and (ii) of this paragraph. In order for our board of directors to approve any such transactions, the related party involved in or negotiating the transaction must give prior notice to our board of directors.

A violation of these provisions shall not affect the transaction’s validity, but shall grant us, our shareholders or third parties an indemnification right to claim damages for the benefit of the company. The amount of damages claimed shall be equal to the sum of the benefits improperly obtained by the related party as a result of the relevant transaction. All board resolutions approving such related party transactions must be reported to our shareholders at the following ordinary annual shareholders’ meeting. Violations of this provision may result in administrative or criminal sanctions and civil liability to shareholders or third parties who suffer losses as a result of such violation.

The following transactions with related parties may be executed without complying with the requirements previously mentioned, subject to the prior approval of our board of directors: (i) transactions that are not considered material (for this purpose, an act or contract is deemed material if (1) it exceeds 1% of our paid-in capital and reserves and it also exceeds UF 2,000 or (2) it exceeds UF 20,000; and there is a presumption that all contracts celebrated within a period of 12 months constitute one single transaction, irrespective of whether they are executed in one or more separate transactions during such period of time); (ii) transactions that, according to a general policy of customary transactions adopted by the board of directors of the corporation, are considered customary in connection with our corporate purpose; and (iii) transactions among corporations in which we own, directly or indirectly, at least 95% of the stake of the counterparty.

In connection with number (ii) above, on December 29, 2009, our board of directors established the following general policy which permits us to carry out certain transactions with related parties without the requirements and procedures set forth in the Chilean Corporations Law. The general policy adopted by our board of directors permits, among other things, transactions in the ordinary course of our business, such as opening current accounts, making deposits, extending loans or credit lines with or without collateral, factoring transactions, the sale and transfer of commercial paper, collections, payments and funds transfers, foreign exchange transactions and issuing letters of credit. This general policy has also been extended to our affiliates.

We believe that we have complied with the applicable requirements of the Chilean Corporations Law in all transactions with related parties and affirm that we will continue to comply with such requirements. See Note 37 to our audited consolidated financial statements as of and for the year ended December 31, 2011, appearing elsewhere in this annual report for a more detailed accounting of our transactions with related parties.

On July 19, 2007, Quiñenco S.A., Citigroup Inc. and Citibank Overseas Investment Corporation entered into a Master Joint Venture Agreement (the “Framework Agreement”) that set forth the parameters of a partnership between Quiñenco S.A. and Citigroup Inc., including the eventual merger of Citibank Chile into us. The Framework Agreement provided that Citigroup Inc. would initially acquire a 32.96% equity interest in LQIF, our controlling shareholder, and would be entitled to increase its stake in LQIF to either 41.4778% or 50% through the exercise of several options. Citigroup Inc. could also be required to increase its stake in LQIF to 50% if Quiñenco S.A. exercised a put option under the Framework Agreement. The acquisition by Citigroup Inc. of its initial interest in LQIF occurred, with effect on January 1, 2008, under the terms of the Framework Agreement and the corresponding Merger Agreement between us and Citibank Chile. For purposes of the Merger Agreement, the operations and businesses of Citibank Chile that were effectively contributed to us were deemed to represent 10.497% of the post-merger entity and, together with other assets and businesses contributed by Citigroup Inc. to LQIF, were the basis for the issuance by LQIF of the 32.96% equity interest in LQIF transferred to Citigroup Inc. As consideration for the merger, we issued and conveyed to LQIF (and indirectly, the holders of Citibank Chile shares) 8,443,861,140 no-par value “Banco de Chile-S” series shares (which, as of the date hereof, were converted into ordinary shares “Banco de Chile”, by means of the amendment of the Bank’s Bylaws).

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

On December 27, 2007, we entered into a Cooperation Agreement with Citigroup Inc. (the “Cooperation Agreement”) with the purpose of providing a framework for the integration of Citibank Chile with us following the merger and ensuring a successful relationship between us and Citigroup Inc. In particular, the Cooperation Agreement establishes a communication mechanism between us and Citigroup Inc. to enhance the exchange of ideas and information related to the integration of our business with that of Citibank Chile and provides for certain specific areas of collaboration going forward (such as with respect to our hedging and derivatives strategies). On

February 27, 2009, we and Citigroup Inc. amended the Cooperation Agreement to require each company to establish specific formal processes for sharing information about regulatory changes in the United States and Chile that may have an impact on us. This Cooperation Agreement together with the Operating Agreements (for this purposes the Global Connectivity Agreement and the Licensing Agreement) are valid for six (6) years from January 1, 2008 through January 1, 2014. We and Citigroup may agree on an extension of such agreements for another six (6) years from January 1, 2014 through January 1, 2020, an extension that will be agreed in writing by January 1, 2013; otherwise, the effective agreements will be extended—once—for two (2) years from January 1, 2014 through January 1, 2016, when they will expire without any further proceeding.

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

On December 30, 2008, we entered into an agreement with Banchile Seguros de Vida S.A., an affiliated insurance brokerage company, setting forth the specific terms of the life insurance policies associated with customer loans contracted by us for its borrower portfolio on behalf of the borrowers. The conditions of this agreement are an integral part of all the life insurance policies that we offer our borrowers. The agreement can be automatically renewed for two additional one-year periods through December 31, 2012.

On September 1, 2009, we and Jorge Ergas Heyman entered into an agreement with an indefinite term for consulting services to our board of directors for an annual amount of U.S.$245,000. Considering that Mr. Ergas has been recently appointed director of our board, this agreement has been terminated.

On September 25, 2009, we entered into a Master Services Agreement with Citigroup Inc. This agreement regulates and supplements certain reciprocal services that, before the merger between us and Citibank Chile, had been provided pursuant to the terms of certain service agreements then in effect between Citigroup Inc. (and certain of its affiliates) and Citibank Chile, which were assumed, after the merger, by us as legal successor to Citibank Chile. Furthermore, this Agreement seeks to foster global connectivity with respect to the banking and financial services referred to in the Global Connectivity Agreement and in the other agreements executed with Citigroup Inc. mentioned above.

On December 12, 2011, we and our affiliated companies Banchile Corredores de Seguros Limitada and Banchile Seguros de Vida S.A., have extended until December 31, 2012, the following existing insurance agreements:

1.	Brokerage Agreement entered into by the affiliate Banchile Corredores de Seguros Limitada and the related company Banchile Seguros de Vida S.A.

2.	Agreements entered into by Banco de Chile and Banchile Seguros de Vida S.A.:

a.	Collection and Data Administration Agreement;

b.	Use Agreement for Distribution Channels;

c.	Banchile’s Trademark License Agreement; and

d.	Debtor’s Life Insurance Agreement.

3.	Framework agreement for Insurance Banking, entered into by Banco de Chile, Banchile Corredores de Seguros Limitada and Banchile Seguros de Vida S.A.

All the terms and conditions contained in the agreement mentioned above were previously reviewed and approved by our board of directors.

Loans to Related Parties

As authorized by the General Banking Law, and within the regulatory limits, we hold several outstanding loans owed by different corporations related to us. All such loans (i) were made in the ordinary course of business, (ii) were made on terms, including interest rates and collateral, substantially the same as those prevailing at the time for comparable transactions with other persons and (iii) did not involve more than the normal risk of collectability or present other unfavorable features. See Note 37(a) to our audited consolidated financial statements as of and for the year ended December 31, 2011 appearing elsewhere in this annual report for more information on these loans.

Item 8.	Financial Information

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Audited Consolidated Financial Statements

Please refer to “Item 18. Financial Statements.”

Legal Proceedings

We and our subsidiaries are subject to claims and are parties to legal proceedings in the normal course of business.

Request from Spanish Court to Chilean Judicial Authorities

On April 29, 2010, the Supreme Court of Chile denied the requests contained in a rogatory letter issued on October 26, 2009, by the Central Court of Instruction Number 5 of the National Court of Spain (Juzgado Central de Instrucción No. 5 de la Audiencia Nacional de Madrid) in Madrid, Spain (the “Spanish Court”) to have certain actions taken (as described below) with respect to a lawsuit before the Spanish Court. The Supreme Court of Chile established that the subject matter of the investigation by the Spanish Court was currently pending before a Chilean tribunal that has jurisdiction and competency over these matters.

The rogatory letter referred to above notified the Chilean judicial authorities that a lawsuit pending before the Spanish Court had been amended to add causes of action concerning concealment of assets and money laundering against Mr. Pablo Granifo Lavin (the chairman of our board of directors) and Mr. Hernán Donoso Lira (former manager of our New York branch) and against us, Banchile Corredores de Bolsa S.A. and Banchile Administradora General de Fondos S.A., the latter three of which face only subsidiary civil liability. The rogatory letter, among other items, requested a joint guarantee (fianza solidaria) from the defendants in the amount of U.S.$77,348,374 and, if the aforementioned parties were not to grant such a joint guarantee, requested the attachment of assets of up to U.S.$103,131,165.

In Chile, a judicial investigation is currently underway and at the time of filing of this annual report no indictments for criminal participation of persons affiliated with us have been issued. Consequently, it is not possible to predict the outcome of these proceedings, or what impact, if any, they might have on us.

Labor Discrimination Claim

A Chilean court with jurisdiction over labor claims has issued a judgment against us in a legal proceeding for wrongful termination of employment based on a labor discrimination claim. As a result of this judgment and as long as it remains in effect, we are prevented from entering into certain service agreements with the Chilean government until September 7, 2012. Despite the judgment, we are still permitted to enter service agreements with government-owned companies created by statute, agreements in connection with the purchase and sale of securities or other financial instruments, agreements in connection with the execution and concessions of public projects and agreements in connection with the lending of credit on a fixed term basis. In connection with the legal provision that prevent us from entering into the service agreements aforementioned, we filed, on October 2001, a civil lawsuit against the Dirección de Compras y Contratación Pública (a Chilean Procurement Agency) before the 14th Civil Court of Santiago, and subsequently a Constitutional Action (Recurso de Inaplicabilidad por Inconstitucionalidad) before the Chilean Constitutional Tribunal with the aim of declaring non-applicable to us, on constitutional grounds, said provision. Assuming that this inability remains in effect, we have estimated its impact on our results of operations for the year ending December 31, 2012 to be about U.S.$2.0 million.

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

Our dividend policy is affected to some extent by the rights of SAOS, our affiliate, pursuant to its assumption of the Central Bank indebtedness discussed in “Item 4. Information on the Company—History and Development of the Bank—History—The 1982–1983 Economic Crisis and the Central Bank Subordinated Debt.”

Up until April 15, 2011, we had two series of capital shares with identifiable rights: our ordinary shares and our ordinary “Banco de Chile-S” series shares. On April 15, 2011, we cancelled all our ordinary “Banco de Chile-S” series shares and granted to holders of these shares one ordinary share for every ordinary “Banco de Chile-S” series share held. As of April 15, 2011, we had a total of 85,106,824,710 outstanding shares with no par value. All these shares were duly subscribed and paid. The current number of our outstanding shares (of which there is only one class, being ordinary shares) at December 31, 2011, and once concluded the capital increase that took place in 2011 is 86,942,514,973.

Cash Dividends

In March 2009, we paid a nominal dividend of Ch$2.357790 per share. At the ordinary annual shareholders’ meeting held on March 26, 2009, our shareholders agreed to the distribution and payment of dividend No. 197, in the amount of Ch$2.357790 per ordinary share, with a corresponding charge to our 2008 income, and the distribution and payment of a dividend of Ch$2.357790 per share of the “Banco de Chile-S” series.

In March 2010, we paid a nominal dividend of Ch$3.496813 per share. At the ordinary annual shareholders’ meeting held on March 25, 2010, our shareholders agreed to the distribution and payment of dividend No. 198, in the amount of Ch$3.496813 per ordinary share, with a corresponding charge to our 2009 income, and the distribution and payment of a dividend of Ch$3.496813 per share of the “Banco de Chile-S” series.

In March 2011, we paid a nominal dividend of Ch$2.937587 per share. At the ordinary annual shareholders’ meeting held on March 17, 2011, our shareholders agreed to the distribution and payment of dividend No. 199, in the amount of Ch$2.937587 per ordinary share, with a corresponding charge to our 2010 income.

As of March 22, 2012, our shareholders at the ordinary annual shareholders’ meeting agreed to the distribution and payment of dividend No. 200, in the amount of Ch$ 2.984740 per ordinary share, with a corresponding charge to our 2011 income.

The following table sets forth the cash dividends declared per common share during the years ended December 2009, 2010 and 2011:

	As of and for the Year Ended December 31,
	2009		2010	2011
Chile GAAP:	(in Ch$, except percentages)					(in U.S.$)
Dividend payout ratio(1)	80.82%		111.94%	73.76%		—
Dividend per common share(2)	2.72	(*)	3.50	3.38	(*)	0.007

(1)	Dividend payout ratio is calculated by dividing the amount of dividends paid by the earnings per share of the prior year.
(2)	Dividends per share are calculated by dividing the amount of the dividend paid during each year by the previous year’s number of shares outstanding.
(*)	Includes an additional payment to the Central Bank by an amount of MCh$29,466 for 2009 and MCh$36,713 in 2011, in accordance with Law No. 19,396.

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

At the extraordinary shareholders’ meeting held on March 22, 2012, our shareholders agreed to a stock dividend in connection with the capitalization of 30% of our distributable net income obtained during the fiscal year 2011 by means of the issuance of fully paid-in shares, without par value, with a value of Ch$2,984740 per share, which was distributed among the shareholders in the proportion of 0.018956 fully paid-in shares for each share held, subject to the exercise of the options established in article 31 of Law 19,396.

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

During the extraordinary shareholders’ meeting held on January 20, 2011, our shareholders approved a capital increase with the issuance of 3,385,049,365 new shares. From this issuance the Bank was able to raise a gross amount of Ch$210,693,503,468 by successfully placing the new issued shares. The issuance started on March 31, 2011 with a public auction of shares for preemptive rights holders and ended on July 19, 2011.

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

Nature of Trading Market

Shares of our common stock are traded on all Chilean stock exchanges. Our shares have been listed on the Santiago Stock Exchange and the Valparaiso Stock Exchange since 1894 and on the Electronic Stock Exchange since 1989. The Santiago Stock Exchange is the main trading market for our shares.

The Chilean securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States. The Santiago Stock Exchange, which is Chile’s main exchange, had a market capitalization of approximately U.S.$270 billion as of December 31, 2011 and an average monthly trading volume of approximately U.S.$4,370 million for the year ended as of the same date. The Santiago Stock Exchange was established in 1893 and is a private company whose equity consists of 48 shares owned by 45 shareholders. As of December 31, 2011, 251 series of shares were listed on the Santiago Stock Exchange.

According to information published by the Chilean Superintendency of Securities and Insurance, during 2011, the Santiago Stock Exchange accounted for approximately 82.7% of the equity trading in Chile. Also, as of December 31, 2011, approximately 13.3% of equity trading in Chile was conducted on the Chilean Electronic Stock Exchange. The remaining 4.0% of equities was traded on the Valparaiso Stock Exchange.

In addition, as reported by the Santiago Stock Exchange, the ten largest companies in terms of market capitalization represented, as of December 31, 2011, approximately 45.0% of the Santiago Stock Exchange’s aggregate market capitalization and during 2010 accounted for approximately 41.7% of equity trading. During 2011, 29.6% of the companies listed on the Santiago Stock Exchange had their shares traded on an average of 70% or more of the exchange’s trading days.

Our ADSs, each representing 600 shares of common stock, without nominal (par) value, have been listed on the NYSE since January 2, 2002 under the symbol “BCH.” JPMorgan Chase Bank is our depositary for purposes of the ADSs. As of December 31, 2011, a maximum of 1,782,389 ADSs were outstanding (equivalent to 1,069,433,400 shares of common stock or 1.2% of the total number of issued shares of common stock as of the same date). Since certain of our ADSs are held by brokers or other nominees, the number of record holders in the United States may not be fully indicative of the number of direct beneficial owners in the United States or of where the beneficial owners of such shares are resident.

We listed our shares of common stock on Latibex, and trading of these shares started on October 8, 2002 under the code “XBCH,” grouped in trading units of 600 shares. In addition, since December 20, 2002, our trading units are listed on the LSE.

The table below shows, for the periods indicated, the annual, quarterly and monthly high and low closing prices (in nominal Chilean pesos) of the traded shares of our securities on the Santiago Stock Exchange, the Electronic Stock Exchange and the Valparaiso Stock Exchange:

	Santiago Stock Exchange				Electronic Stock Exchange				Valparaiso Stock Exchange
	Common Stock				Common Stock				Common Stock
	High		Low		High		Low		High		Low
	(Ch$ per share )(1)
Annual Price History
2006	Ch$	45.9	Ch$	32.0	Ch$	46.0	Ch$	31.4	Ch$	46.0	Ch$	31.7
2007		48.2		38.1		49.0		37.5		48.0		37.5
2008		43.6		26.1		43.4		25.5		42.8		27.0
2009		45.0		33.4		44.8		33.5		72.8		33.4
2010		72.6		45.1		73.2		44.7		72.7		44.7
2011		74.0		57.2		74.7		57.0		74.4		58.4
2012 (through April 20)		79.5		71.0		79.5		70.5		77.7		71.1

Quarterly Price History
2008
1st Quarter		43.6		36.0		43.4		35.6		42.8		36.1
2nd Quarter		40.5		38.2		41.4		38.2		40.0		38.1
3rd Quarter		38.4		35.4		39.1		35.4		38.5		35.6
4th Quarter		36.5		26.1		36.7		25.5		36.2		27.0
2009
1st Quarter		37.4		34.0		37.5		33.5		37.5		34.0
2nd Quarter		39.0		33.4		39.0		33.5		38.9		33.4
3rd Quarter		43.7		37.0		43.6		37.0		42.5		37.2
4th Quarter		45.0		40.8		44.8		39.5		72.8		41.5
2010
1st Quarter		55.9		45.1		56.4		44.7		55.5		44.7
2nd Quarter		57.8		51.3		57.8		51.2		57.0		51.4
3rd Quarter		72.6		54.9		73.2		54.9		72.7		54.9
4th Quarter		72.6		68.6		72.8		68.0		72.6		68.5
2011
1st Quarter		74.0		63.0		74.7		62.1		74.4		63.1
2nd Quarter		69.7		65.1		69.9		62.0		69.0		65.7
3rd Quarter		69.3		57.2		70.0		57.0		68.5		58.4
4th Quarter		73.2		59.0		73.6		58.4		73.2		59.0
2012
1st Quarter		79.5		71.0		79.5		70.5		77.7		71.1

Monthly Price History
November 2011		73.2		66.6		73.6		65.6		73.2		67.3
December 2011		70.6		66.0		70.9		65.0		70.3		66.2
January 2012		74.3		71.0		74.6		70.5		74.0		71.1
February 2012		77.0		72.9		77.0		73.0		76.5		72.9
March 2012		79.5		75.7		79.5		75.7		77.7		75.8
April 2012 (through April 20)		76.6		74.5		76.5		74.2		75.6		74.7

Sources: Santiago Stock Exchange, Electronic Stock Exchange and Valparaiso Stock Exchange—Official Quotation Bulletins and Bloomberg.

(1)	Pesos per share reflect nominal price at trade date.

The table below shows the annual, quarterly and monthly high and low closing prices, as reported by the NYSE, Latibex:

	New York Stock Exchange				Latibex
Period	High		Low		High	Low
	(U.S.$ per ADS)(1)				(Euros per Trading Unit)(2)
Annual Price History
2007	U.S.$	53.51	U.S.$	43.04	€40.10	€30.75
2008		58.43		23.50	37.67	18.61
2009		53.90		31.85	37.45	22.81
2010		92.50		53.72	68.65	37.33
2011		90.35		66.63	72.60	52.80
2012 (through April 20)		99.11		83.98	72.00	59.40

Quarterly Price History
1st Quarter 2008		58.43		45.90	37.67	31.03
2nd Quarter 2008		55.01		44.60	34.43	28.96
3rd Quarter 2008		46.13		38.26	30.63	26.77
4th Quarter 2008		39.08		23.50	28.25	18.61
1st Quarter 2009		38.05		31.85	29.98	22.81
2nd Quarter 2009		43.50		34.13	30.38	26.05
3rd Quarter 2009		48.39		40.51	32.93	28.90
4th Quarter 2009		53.90		46.07	37.45	31.32
1st Quarter 2010		64.41		53.72	46.93	37.33
2nd Quarter 2010		65.63		56.25	51.60	42.50
3rd Quarter 2010		90.20		61.00	66.30	48.29
4th Quarter 2010		92.50		85.16	68.65	61.00
1st Quarter 2011		90.35		78.37	68.90	55.85
2nd Quarter 2011		89.81		83.00	61.30	54.00
3rd Quarter 2011		90.23		69.85	62.40	53.40
4th Quarter 2011		85.84		66.63	72.60	52.80
1st Quarter 2012		99.11		83.98	72.00	59.40

Monthly Price History
October 2011		83.20		66.63	57.60	52.80
November 2011		85.84		75.40	63.00	55.80
December 2011		81.75		76.99	72.60	56.40
January 2012		91.18		83.98	70.20	59.40
February 2012		96.03		90.86	71.40	64.80
March 2012		99.11		93.23	72.00	67.20
April 2012 (through April 20)		95.27		91.56	71.40	68.40

Source: Bloomberg.

(1)	One ADS represents 600 shares of common stock.
(2)	One Trading Unit represents 600 shares of common stock.

Item 10.	Additional Information

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

Purpose

Our corporate purpose is to undertake all acts, contracts, business and transactions as the General Banking Law allows banking institutions to undertake, without prejudice to expanding or restricting our scope of action consistent with current legal precepts or such as may be established in the future.

Capitalization

There is currently one outstanding series of our capital stock because, as of April 15, 2011, we have exchanged each ordinary share of the Banco de Chile-S series for an ordinary Banco de Chile share. According to our bylaws we have a total of 86,942,514,973 shares with no par value and full voting rights. There are no legal restrictions on the payment of dividends from our net income, except that we may only pay a single dividend per year (i.e., interim dividends are not permitted). Under the Chilean Corporations Law and regulations issued thereunder, Chilean public corporations are generally required to distribute at least 30% of their consolidated annual earnings as dividends, except to the extent they have accumulated losses. Previously, a bank was permitted to distribute less than such minimum amount in any given year with approval of the holders of at least two-thirds of the bank’s outstanding stock. In 2006, however, this possibility was eliminated by law. Under the General Banking Law, a Chilean bank may pay dividends upon approval of its shareholders from (i) net earnings of previous fiscal years (i.e., interim dividends are not permitted), (ii) the reserve kept for that purpose or (iii) other funds permitted under Chilean law.

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

The foregoing requirements also apply to the acquisition or sale of securities or agreements which price or return depends or is conditioned (all or in a significant part) upon changes or movements in the price of such shares. The report shall be made the day following the execution of the transaction.

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

Under the Securities Market Law and the regulations of the Chilean Superintendency of Securities and Insurance, persons or entities intending to acquire control, directly or indirectly, of an open stock corporation, regardless of the acquisition vehicle or procedure, and including acquisitions made through direct subscriptions or private transactions, are also required to inform the public of such intention at least 10 business days before the date on which the transaction is to be completed, but, in any case, as soon as negotiations regarding the change of control begin or as soon as confidential information and documents concerning the target are delivered to the potential acquirer such delivery can occur through a filing with the Chilean Superintendency of Securities and Insurance, the stock exchanges where its securities are traded, companies controlled by and that control the target and through a notice published in two Chilean newspapers, which notice must disclose, among other information, the person or entity purchasing or selling, the price and the material conditions of any negotiations.

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

In addition to the foregoing, Article 54A of the Chilean Securities Market Law requires that within two business days of the completion of the transactions pursuant to which a person has acquired control of a publicly traded company, a notice shall be published in the same newspapers in which the notice referred to above was published and notices shall be sent to the same persons mentioned in the preceding paragraphs, as well as posted on their websites, if any.

The provisions of the aforementioned articles do not apply when the acquisition is being made through a tender or exchange offer.

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

•

an offer for a controlling percentage of the shares of a listed company if such person intends to take control of the parent company (whether listed or not) of such listed company, to the extent that the listed company represents 75% or more of the consolidated net worth of the parent company; and

•

whenever a controlling shareholder acquires two-thirds of the voting shares of a listed company, such controlling shareholder must offer to purchase the remaining shares from the minority shareholders in a tender offer, unless (i) the controlling shareholder has reached two thirds of the voting shares through a tender offer for all of the shares of the company, or (ii) it reaches such percentage as a result of a reduction of the capital of the company by operation of law.

Article 200 of the Chilean Securities Market Law prohibits any shareholder that has taken control of a publicly traded company from acquiring, for a period of 12 months from the date of the transaction in which it gained control of the publicly traded company, a number of shares equal to or greater than 3% of the outstanding issued shares of the target without making a tender offer at a price per share not lower than the price paid at the time of taking control. Should the acquisition from the other shareholders of the company be made on a stock exchange and on a pro rata basis, the controlling shareholder may purchase a higher percentage of shares, if so permitted by the regulations of the stock exchange.

Title XV of the Chilean Securities Market Law sets forth the basis to determine what constitutes a controlling power, a direct holding and a related party. The Chilean Securities Market Law defines control as the power of a person or group of persons acting (either directly or through other entities or persons) pursuant to a joint action agreement to direct the majority of the votes at the shareholders’ meetings of the corporation and to elect the majority of members of its board of directors, or to influence the management of the corporation significantly. Significant influence is deemed to exist in respect of the person or group of persons with an agreement to act jointly that holds, directly or indirectly, at least 25% of the voting share capital, unless:

•	another person or group of persons acting pursuant to joint action agreement, directly or indirectly, controls a stake equal to or greater than the percentage controlled by such person;

•

the person or group does not control, directly or indirectly, more than 40.0% of the voting share capital and the percentage controlled is lower than the sum of the shares held by other shareholders holding more than 5% of the share capital (either directly or pursuant to a joint action agreement); or

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

This prior authorization is only required when the acquiring bank or the resulting group of banks would own a significant market share in loans, defined by the Superintendency of Banks to be more than 15% of all loans in the Chilean banking system. The intended purchase, merger or expansion may be denied by the Superintendency of Banks; or, if the acquiring bank or resulting group would own a market share in loans determined to be more than 20% of all loans in the Chilean banking system, the purchase, merger or expansion may be conditioned on one or more of the following:

•	the bank or banks maintaining regulatory capital higher than 8% and up to 14% of risk-weighted assets;

•	the technical reserve established in Article 65 of the General Banking Law being applicable when deposits exceed one and a half times the resulting bank’s paid-in capital and reserves; or

•	the margin for interbank loans being reduced to 20% of the resulting bank’s regulatory capital.

If the acquiring bank or resulting group would own a market share in loans determined by the Superintendency of Banks to be more than 15% but less than 20%, the authorization will be conditioned on the bank or banks maintaining a regulatory capital not lower than 10% of their risk-weighted assets for the period specified by the Superintendency of Banks, which may not be less than one year. The calculation of the risk-weighted assets is based on a five category risk classification system applied to a bank’s assets that is based on the Basel Committee recommendations.

According to the General Banking Law, a bank may not grant loans to related parties on terms more favorable than those generally offered to non-related parties. Article 84 No. 2 of the General Banking Law and the regulations issued by the Superintendency of Banks creates the presumption that natural persons who are holders of shares and who beneficially own more than 1% of the shares are related to the bank and imposes certain restrictions on the amounts and terms of loans made by banks to related parties. This presumption would also apply to beneficial owners of ADSs representing more than 1% of the shares.

Article 16bis of the General Banking Law provides that the individuals or legal entities that, individually or with other people, directly control a bank and who individually own more than 10% of its shares must send to the Superintendency of Banks reliable information on their financial situation in the form and in the opportunity set forth in Resolution No. 3,156 of the Superintendency of Banks.

There are no limitations for non-resident or foreign shareholders to hold or exercise voting rights on the securities of a bank.

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

•

A capital increase was approved in the amount of Ch$297,324,899,039, which was contributed and paid for as consideration for the acquisition of all of the assets and liabilities of Citibank Chile. It was resolved that we would issue 8,443,861,140 registered, ordinary no-par “Banco de Chile-S” series shares, which were to be delivered to the shareholders of Citibank Chile, in the proportion of 8,443,861,140 shares of Banco de Chile-S for each Citibank Chile share. Each “Banco de Chile-S” series share was exchanged for an ordinary share on April 15, 2011.

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

The modifications made to our bylaws were:

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

•

Article Fifteen was amended to establish a new system for replacing the chairman of our board of directors. Accordingly, in case of absence or incapacity of the chairman of our board of directors, he or she shall be replaced by a director appointed by our board of directors, and not by the vice chairman of our board of directors;

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

•	New transitional articles were included to make reference to the merger between us and Citibank Chile and to our new share capital.

•	At the ordinary annual shareholders’ meeting held on March 27, 2008, the members of our board of directors and the alternate directors were elected. In addition, our shareholders agreed to the distribution and payment of dividend No. 196, in the amount of Ch$3.359690 per share, with a charge to our 2007 income.

•

At the ordinary shareholders’ meeting held on March 26, 2009, our shareholders agreed to the distribution and payment of dividend No. 197, in the amount of Ch$2.357790 per share, with a charge to our 2008 income.

•

At the extraordinary shareholders’ meeting held on March 26, 2009, our shareholders agreed that 30% of the net income obtained during the fiscal year ended December 31, 2008, would be capitalized through the issuance of fully paid-in shares, of no par value, with a value of Ch$31.26 per share, which would be distributed among the shareholders in the proportion of 0.032325 fully paid-in shares for each share held by shareholders at the record date prescribed by law.

•

At the ordinary shareholders’ meeting held on March 25, 2010, our shareholders agreed to the distribution and payment of dividend No. 198, in the amount of Ch$3.496813 per share, with a charge to our 2009 income.

•	At the extraordinary shareholders’ meeting held on March 25, 2010, our shareholders agreed to supplement our bylaws, as proposed by our board of directors and as detailed below.

•

A new provisional article four was included in Banco de Chile’s Articles of Incorporation. Given that under International Financial Reporting Standards no price restatement is made in the financial statements to account for inflation, the Bank decided to amend its Articles of Incorporation to address the impact that the new accounting criteria would have on the calculation of the annual payments that SAOS must make to the Central Bank each year according to the contract dated November 8, 1996 between the Chilean Central Bank, Banco de Chile and SM-Chile S.A. (the “Central Bank Contract”). The new provisional article four establishes that, for purposes of Law No. 19,396 (in particular Articles 24, 25 and 28 of such law) and the Central Bank Contract, Banco de Chile’s distributable net income will be determined by subtracting or adding to net income the correction of the value of the paid-in capital and reserves according to the variation of the Consumer Price Index between November of the fiscal year prior to the one in which the calculation is made and November of the fiscal year in which the calculation is made. The difference between net income and distributable net income shall be registered in a reserve account since the first day of the fiscal year following the date when the calculation is made. This reserve account cannot be distributed or capitalized. Provisional article four shall be in force until the obligation of Law No. 19,396 owed by Sociedad Matriz del Banco de Chile S.A. directly or through its subsidiary SAOS has been fully paid. See “Item 4. Information on the Company—History and Development of the Bank—History—The 1982-1983 Economic Crisis and the Central Bank Subordinated Debt.”

•

At the extraordinary shareholders’ meeting held on January 20th, 2011 our shareholders agreed to increase the Bank’s capital in the amount of Ch$240,000,000,000 by means of the issuance of 3,385,049,365 cash shares, “Banco de Chile-S” series.

•

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

•

At the extraordinary shareholders’ meeting held on March 17, 2011, our shareholders agreed to a stock dividend in connection with the capitalization of 30% of our distributable net income obtained during the fiscal year 2010 by means of the issuance of fully paid-in shares, without par value, with a value of Ch$66.83 per share, which was distributed among the shareholders in the proportion of 0.018838 fully paid-in shares for each share held, subject to the exercise of the options established in article 31 of Law 19,396. In addition, our shareholders agreed to the conversion of the “Banco de Chile-S” series shares into ordinary shares, by means of an amendment to our bylaws. The aforementioned amendment became effective on April 15, 2011, upon its approval by the Superintendence of Banks and Financial Institutions and upon the compliance of all other legalizations formalities. The conversion of the “Banco de Chile-S” series shares has been registered at the Securities Register of the Superintendence of Banks and Financial Institutions (Registro de Valores de la Superintendencia de Bancos e Instituciones Financieras). As a consequence of this, the 86,942,514,973 outstanding shares in which our capital is divided are duly registered before such Securities Register as ordinary shares.

Additionally, the following modifications were made to our bylaws:

•	As a consequence of the capital increase referred to above, Article Five was amended in order to establish our new share capital and the new amount of shares;

•

Article Eleventh was modified in order to establish that, in the first meeting held by the board of directors, after being elected by the shareholders, the board shall select its President and two Vice Presidents.

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

The First Transitional Article was amended in order to reflect the new capital of the Bank and the new amount of shares in which it is divided.

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

MATERIAL CONTRACTS

See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions.”

EXCHANGE CONTROLS

The Central Bank is responsible for maintaining the stability of the Chilean peso and the normal functioning of internal and external payments. The authority of the Central Bank for these purposes includes regulation of the amount of currency and credit in circulation, the performance of credit transactions and foreign exchange operations and the issuance of regulatory provisions regarding monetary, credit, financing and foreign exchange matters.

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

Also, the Central Bank has the authority to establish certain restrictions on foreign exchange transactions with respect to the Formal Exchange Market. These restrictions may include the following: the obligation to return to Chile in Chilean pesos the value obtained in the export of goods, services, and other payments to foreign persons or entities that have a right of residency in Chile; that a reserve be maintained for credits, deposits and investments in foreign currency from or to a foreign country; and the obligation to obtain approval for payment or remittance of foreign exchange transactions, among others.

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

On April 16, 2001, the Central Bank eliminated the prior foreign exchange restrictions, replaced the former Compendium of Foreign Exchange Regulations (“Compendium”) by a new one, and eliminated Chapter XXVI of the old Compendium, which regulated the establishment of an ADR facility by a Chilean company. Notwithstanding such replacement, the special regime of Chapter XXVI continued in force for Banco de Chile’s ADS program until March 7, 2011, when the Central Bank of Chile, JPMorgan Chase Bank N.A., as depositary bank, and Banco de Chile executed an agreement that terminated the Exchange Convention (“Convención Cambiaria”). As a consequence of such termination, the special exchange regime established in the Exchange Convention is no longer applicable. Thus, the Deposit Agreement, as amended, and Banco de Chile’s ADS program are subject to the exchange regulations of general applicability of Chapter XIV of the Compendium or such new regulations that may be issued in the future. A copy of the amendment to the deposit agreement, dated February 1, 2011, can be found as an Exhibit to this annual report.

The ADS facility is governed by Chapter XIV of the Compendium on “Regulations applicable to Credits, Deposits, Investments and Capital Contributions from Abroad”. According to Chapter XIV, the establishment of an ADS facility is regarded as an ordinary foreign investment, subject to the above mentioned limitations, and it is not necessary to seek the Central Bank’s prior approval in order to establish an ADS facility. The establishment of an ADS facility only requires that the Central Bank be informed of the transaction, and that the transaction be conducted through the Formal Exchange Market.

In Chile, foreign investments can also be made through the Foreign Investment Committee under Decree Law No. 600, Foreign Investment Statute, which is an optional mechanism to invest capital in Chile that requires, among other items, a foreign investment contract with the State of Chile.

Investment in Our Shares and ADSs

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

TAXATION

Chilean Tax Considerations

The following discussion is based on certain Chilean income tax laws presently in force, including Ruling No. 324 of January 29, 1990, of the Servicio de Impuestos Internos, or the Chilean Internal Revenue Service, and other applicable regulations and rulings. The discussion summarizes the principal Chilean income tax consequences of an investment in ADSs or shares of common stock by an individual who is not domiciled in, or a resident of, Chile or a legal entity that is not organized under the laws of Chile and does not have a permanent establishment located in Chile, which we refer to as a foreign holder. For purposes of Chilean tax law, an individual holder is a resident of Chile if he or she has resided in Chile for more than six months in one calendar year or for a total of more than six months in two consecutive tax years. The Chilean Internal Revenue Service has interpreted that the six months period must be uninterrupted. An individual holder is domiciled in Chile if he or she resides in Chile with the purpose of staying in Chile. Also, according to the Chilean Internal Revenue Service, an individual that has no residence in Chile may be nonetheless considered as domiciled in Chile if he or she intends to stay in Chile commencing on the day of entry into the country and such intention is evidenced by circumstances such as the acceptance of employment within Chile or the relocation of his or her family to Chile. This discussion is not intended as tax advice to any particular investor, which can be rendered only in light of that investor’s particular tax situation.

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

Cash Dividends and Other Distributions

Cash dividends paid by us with respect to ADSs or shares of common stock held by a foreign holder are subject to a 35.0% Chilean withholding tax, which is withheld and paid over by us, which we refer to as the Chilean withholding tax. A credit against the Chilean withholding tax is available based on the corporate income tax, or the first category tax, actually paid on the taxable income to which the dividend is imputed; however, this credit does not reduce the Chilean withholding tax on a one-for-one basis because it also increases the base on which the Chilean withholding tax is imposed. Distribution of book income in excess of retained taxable income is subject to the Chilean withholding tax, but such distribution is not eligible for the credit since said income is not subject to the first category tax at the corporate level. Finally, distribution of non-taxable income or income subject to the first category tax applied as a sole tax is not subject to Chilean withholding tax. Under Chilean income tax law, for purposes of determining the level of the first category tax paid, dividends generally are assumed to have been paid out of oldest retained taxable profits. The effective rate of withholding tax to be imposed on dividends paid by us will vary depending upon the amount of the first category tax paid by us on the earnings to which the dividends are attributed. In our case, the amount paid as the first category tax is lower than it would be based on our income because the dividends paid to SAOS are considered tax deductible. For reconstruction purposes arising from the earthquake of February 2010, the first category tax rate was increased to 20% for year 2011 and to 18.5% for year 2012, returning on 2013 to its normal tax-rate of 17%. However, independently of the first category tax rate applicable at the corporate level the effective overall combined rate of Chilean taxes imposed with respect to our distributed profits is 35.0%.

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

However, as the exchange is generally registered two days after the transaction is made, in case the price of the shares goes down, a gain would arise. To remedy this situation, on October 1, 1999, the Chilean Internal Revenue Service issued Ruling No. 3,708, allowing Chilean issuers of ADSs to amend the deposit agreements to which they are parties in order to include a clause that states that, in the case that the exchanged shares are sold by the ADSs’ holders in a Chilean stock exchange, either on the same day in which the exchange is recorded in the shareholders’ registry of the issuer or within the two prior business days to such date, the acquisition price of said exchanged shares shall be the price registered in the invoice issued by the stock broker that participated in the sale. Consequently, if this clause were included in the deposit agreement, the capital gain that may be generated if the exchange date is different from the date in which the shares received in exchange for ADSs were sold, it will not be subject to taxation.

The distribution and exercise of preemptive rights relating to the shares of common stock will not be subject to Chilean taxation. Amounts received in exchange for the shares or assignment of preemptive rights relating to the shares will be subject to both the first category tax and the Chilean withholding tax (the former being creditable against the latter to the extent described above).

Capital gains obtained by foreign institutional investors such as mutual funds, pension funds and others, from the sale of shares of publicly traded corporations, which are actively traded in a stock exchange, carried out through a Chilean stock exchange authorized by the Chilean Superintendency of Securities and Insurance or in a tender offer are exempt of income tax in Chile. The Chilean Internal Revenue Service has not enacted any rule nor issued any ruling about the applicability of this regulation to foreign holders of ADSs.

A foreign institutional investor is an entity that is:

•

a fund that makes public offers of its shares in a country with investment grade public debt, according to a classification performed by an international risk classification entity registered with the Chilean Superintendency of Securities and Insurance;

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

•

any other foreign institutional investor that complies with the regulatory requirements set forth in general regulations for each category of investor, prior information from the SVS and the Chilean IRS.

In order to be entitled to the exemption under analysis, foreign institutional investors, during the time in which they operate in Chile, must meet the following requirements:

•	be organized abroad and not be domiciled in Chile;

•

not participate either directly or indirectly in the control of the issuers of the securities in which they invest or directly or indirectly hold or participate in, 10.0% or more of the capital or the profits of such corporations.;

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

•

The shares must be sold: (i) in a stock exchange authorized by the Chilean Superintendency of Securities and Insurance; (ii) pursuant to a regulated tender offer; or (iii) in a contribution of securities on mutual funds.

•

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

Other Chilean Taxes

There are no Chilean inheritance, gift or succession taxes applicable to the transfer or disposition of the ADSs by a foreign holder, however according to the Chilean Internal Revenue Services’ criteria; such taxes generally will apply to the transfer at death or by a gift of shares of common stock by a foreign holder. No Chilean stamp, issue, registration or similar taxes or duties apply to foreign holders of ADSs or shares of common stock.

United States Federal Income Tax Considerations

The following discussion is a summary of certain U.S. federal income tax considerations that may be relevant to the acquisition, ownership and disposition of shares of our common stock, as well as the ownership and disposition of ADSs received pursuant to a deposit into the ADR facility of shares of our common stock, by a beneficial owner that is: (i) an individual who is a citizen or resident of the United States; (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia; (iii) an estate the income of which is subject to U.S. federal income tax regardless of its source; or (iv) a trust if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all substantial decisions of the trust (or otherwise if the trust has a valid election in effect under current U.S. Treasury regulations to be treated as a U.S. person). For purposes of this discussion, we refer to these owners of ADSs or shares of our common stock as “U.S. Holders.” If a partnership holds ADSs or shares of our common stock, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. A prospective investor who is a partner of a partnership holding ADSs or shares of our common stock should consult its own tax advisors.

This summary is not a comprehensive discussion of all of the tax considerations that may be relevant to a U.S. Holder’s decision to acquire shares of our common stock. In particular, this discussion is directed only to U.S. Holders that will hold ADSs or shares of our common stock as capital assets (generally, property held for investment) and it does not address any special U.S. federal income tax consequences that may be applicable to U.S. Holders that are subject to special treatment under the Internal Revenue Code of 1986, as amended (“U.S. Code”), such as banks, brokers or dealers in securities or currencies, traders in securities electing the mark-to-market method of accounting, financial institutions, life insurance companies, tax-exempt entities, regulated investment companies, real estate investment trusts, partnerships, holders that own or are treated as owning 10% or more of our voting shares of our common stock, persons holding ADSs or shares of our common stock as part of a hedging, conversion or other integrated transaction or a straddle, persons subject to the alternative minimum tax or persons whose functional currency is not the U.S. dollar. Prospective investors are advised to satisfy themselves as to the overall U.S. federal, state and local tax consequences of their ownership of ADSs or shares of our common stock by consulting their own tax advisors.

Except where specifically described below, this discussion assumes that we are not a passive foreign investment company (“PFIC”), for U.S. federal income tax purposes. Please see the discussion under “—Passive Foreign Investment Companies” below.

The statements of U.S. federal income tax laws set out below are based on the laws in force as of the date hereof and may be subject to changes in U.S. federal income tax law occurring after that date, including changes that may have retroactive effect.

ADRs

A U.S. Holder who deposits shares of our common stock into the ADR facility, receiving ADSs in return, will be treated for U.S. federal income tax purposes as the beneficial owner of the underlying shares of our common stock represented by those ADSs and evidenced by ADRs. Deposits and withdrawals of shares of our common stock by U.S. Holders in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes.

Taxation of Dividends

Subject to the discussion below under “—Passive Foreign Investment Companies,” distributions of cash or property (other than shares of our common stock, if any, distributed pro rata to all of our shareholders, including holders of ADSs) paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) with respect to ADSs or shares of our common stock, including the net amount of the Chilean income tax withheld on the distribution (after taking into account the credit for the first category tax), will be includible in gross income as ordinary income on the date on which the U.S. Holder receives the dividends, in the case of shares of our common stock, or the date the depositary receives the dividends, in the case of ADSs. To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits as determined for U.S. federal income tax purposes, such excess amounts will be treated first as a nontaxable return of capital to the extent of such U.S. Holder’s tax basis in the shares of our common stock and, thereafter, as capital gain. As used below, the term “dividend” means a distribution that constitutes a dividend for U.S. federal income tax purposes. Dividends paid in Chilean pesos generally will be includible in gross income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date the U.S. Holder receives the dividends, in the case of shares of our common stock, or the date the depositary receives the dividends, in the case of ADSs. U.S. Holders should consult their own tax advisors regarding the treatment of foreign currency gain or loss, if any, on any Chilean pesos received which are converted into U.S. dollars after they are received.

Dividends paid to corporate U.S. Holders with respect to ADSs or shares of our common stock will not be eligible for the dividends received deduction allowed to corporations under the U.S. Code. Under current law, dividends received in taxable years beginning before January 1, 2013 by certain non-corporate U.S. Holders with respect to ADSs will be subject to U.S. federal income tax at a maximum rate of 15% if the dividends constitute “qualified dividend income” for U.S. federal income tax purposes. Dividends paid on the ADSs will be treated as qualified dividend income if:

•	the ADSs are readily tradable on an established securities market in the United States; and

•	we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a PFIC.

The ADSs are listed on the NYSE, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Moreover, as discussed below under “—Passive Foreign Investment Companies,” we believe that we will not be treated as a PFIC for U.S. federal income tax purposes with respect to our 2011 and current taxable year, and based on our current expectations regarding the value and nature of our assets, the sources and nature of our income, relevant market and shareholder data and our current business plans, we do not anticipate becoming a PFIC in the future. However, there can be no assurance in this regard because the PFIC determination is made annually and is based on the portion of our assets (including goodwill) and income that is characterized as passive under the PFIC rules and our continued qualification for an exception to the PFIC rules for certain foreign banks.

Based on existing guidance, we do not expect that dividends paid on shares of our common stock will be qualified dividends because shares of our common stock are not readily tradable on an established securities market in the United States and, although a comprehensive income tax treaty between Chile and the United States has been signed, such treaty is not currently in force.

Subject to generally applicable limitations and conditions under the U.S. Code (including a minimum holding period requirement), Chilean income tax withheld from dividends (after taking into account the credit for the first category tax, when it is available) will be treated as a foreign income tax eligible for credit against a U.S. Holder’s U.S. federal income tax liability. If the amount of Chilean income tax initially withheld from a dividend is determined to be in excess of a U.S. Holder’s Chilean tax liability, thereby permitting a U.S. Holder to obtain a refund in respect of such excess tax, such excess tax may not be creditable. Dividends paid on the ADSs or shares of our common stock will generally constitute foreign source income, and for purposes of calculating the foreign tax credit, as “passive category income,” for most U.S. Holders. U.S. Holders are not allowed foreign tax credits for income taxes withheld in respect of certain short-term or hedged positions in securities and may not be allowed foreign tax credits in respect of arrangements in which their expected economic profit is insubstantial. Alternatively, a U.S. Holder may be able to deduct Chilean income taxes paid with respect to dividends on our shares of common stock against its taxable income, assuming such U.S. Holder does not take a credit for any foreign income taxes paid or accrued during the taxable year and certain other conditions are met. U.S. Holders should consult their own advisors concerning the implications of these rules in light of their particular circumstances.

Taxation of Capital Gains or Losses

Subject to the discussion below under “—Passive Foreign Investment Companies,” gain or loss realized by a U.S. Holder on the sale, exchange or other taxable disposition of ADSs or shares of our common stock generally will be capital gain or loss and generally will be long-term capital gain or loss if the shares of our common stock have been held for more than one year. The amount of gain or loss realized will be the difference between (i) the amount realized on the sale, exchange or other taxable disposition of ADSs or shares of our common stock over (ii) the U.S. Holder’s adjusted tax basis in such ADSs or shares of our common stock. Long-term capital gain realized by certain U.S. Holders (including individuals) generally is eligible for favorable rates of U.S. federal income tax. The deductibility of capital losses is subject to significant limitations under the U.S. Code.

The initial tax basis of shares of our common stock purchased by a U.S. Holder will be the U.S. dollar value of the Chilean pesos denominated purchase price determined on the date of purchase. If shares of our common stock are treated as being traded on an “established securities market,” a cash basis U.S. Holder, or, if it elects, an accrual basis U.S. Holder, will determine the U.S. dollar value of the cost of such shares by translating the amount paid at the spot rate of exchange on the settlement date of the purchase. If a U.S. Holder converts U.S. dollars to Chilean pesos and immediately uses the currency to purchase shares of our common stock, such conversion generally will not result in taxable gain or loss to the U.S. Holder.

With respect to the sale, exchange or other taxable disposition of shares of our common stock, the amount realized by a U.S. Holder generally will be the U.S. dollar value of the payment received determined on (1) the date of receipt of payment in the case of a cash basis U.S. Holder or (2) the date of disposition in the case of an accrual basis U.S. Holder. If shares of our common stock are treated as being traded on an “established securities market,” a cash basis U.S. Holder, or, if it elects, an accrual basis U.S. Holder, will determine the U.S. dollar value of the amount realized by translating the amount received at the spot rate of exchange on the settlement date of the sale.

Any gain or loss realized by a U.S. Holder on such a sale, exchange or other taxable disposition of shares of our common stock will generally be treated as U.S. source income or loss for U.S. foreign tax credit purposes. If Chilean income tax is withheld on such sale, exchange or other taxable disposition (see “Taxation—Chilean Tax Considerations—Capital Gains”), a U.S. Holder generally would not be able to utilize foreign tax credits in respect of such Chilean income tax unless the U.S. Holder has other income from foreign sources, for purposes of the foreign tax credit limitation rules. Alternatively, a U.S. Holder may be able to deduct Chilean income taxes paid with respect to a disposition of shares of our common stock against its taxable income, assuming such U.S. Holder does not take a credit for any foreign income taxes paid or accrued during the taxable year and certain other conditions are met. U.S. Holders should consult their own tax advisors regarding the application of the foreign tax credit limitation rules to their investment in, and disposition of, the shares of our common stock.

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

Banks generally derive a substantial part of their income from assets that are interest bearing or that otherwise could be considered passive under the PFIC rules. An exception, however, is provided for income derived in the active conduct of a banking business (the “Active Bank Exception”). The application of the Active Bank Exception to banks is unclear under present U.S. federal income tax law. The U.S. Internal Revenue Service (“U.S. IRS”) has issued a notice and has proposed U.S. Treasury regulations which have different requirements for qualifying as a foreign bank and for determining the banking income that may be excluded from passive income under the Active Bank Exception. Based on our current estimates of our gross income and gross assets, the nature of our business and our interpretation of the proposed U.S. Treasury regulations and notice relating to the Active Bank Exception, we do not expect to be classified as a PFIC for our current taxable year (although the determination cannot be made until the end of such taxable year), and we intend to continue our operations in such a manner that we do not expect to be classified as a PFIC in the foreseeable future. There can be no assurances in this regard, however, because the application of the relevant rules is complex and involves some uncertainty. The PFIC determination is made annually and is based on the portion of our assets (including goodwill) and income that is characterized as passive under the PFIC rules. In addition, the relevant U.S. Treasury regulations addressing the Active Bank Exception may not be finalized in their current form, and our PFIC status may be impacted if and when these U.S. Treasury regulations are finalized. Moreover, our business plans may change, which may affect the PFIC determination in future years.

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

If we are treated as a PFIC, the rules described in the foregoing paragraph can be avoided by a U.S. Holder that makes a “mark-to-market” election. A U.S. Holder may make a mark-to-market election for ADSs or shares of our common stock (but not for the shares of any Lower-tier PFIC) if such ADSs or shares of our common stock constitute “marketable stock” as defined in the U.S. Treasury regulations. ADSs and shares of our common stock will be marketable stock if they are regularly traded on a “qualified exchange or other market” within the meaning of the U.S. Treasury regulations. The ADSs are listed on the NYSE, and will qualify as regularly traded on an established securities market so long as they are so listed. No assurance can be given, however, that our common stock will be considered regularly traded on an established securities market. In particular, it is unclear whether the Santiago Stock Exchange, the Bolsa Electrónica de Chile and the Valparaiso Stock Exchange would meet the requirements for a “qualified exchange or other market.” A U.S. Holder electing the mark-to-market regime generally would compute gain or loss at the end of each taxable year as if the ADSs or shares of our common stock had been sold at fair market value. Any gain recognized by the U.S. Holder under mark-to-market treatment, or on an actual sale, would be treated as ordinary income, and the U.S. Holder would be allowed an ordinary deduction for any decrease in the value of its ADSs or shares of our common stock as of the end of any taxable year, and for any loss recognized on an actual sale, but only to the extent, in each case, of previously included mark-to-market income not offset by previously deducted decreases in value. Any loss on an actual sale of ADSs or shares of our common stock would be a capital loss to the extent in excess of previously included mark-to-market income not offset by previously deducted decreases in value. A U.S. Holder’s adjusted tax basis in its ADSs or shares of our common stock will be increased by the amount of income inclusion and decreased by the amount of deductions under the mark-to-market rules. U.S. Holders should be aware, however, that if we are determined to be a PFIC, the interest charge regime described above could be applied to indirect distributions or gains deemed to be attributable to U.S. Holders in respect of any of our Lower-tier PFICs, and the mark-to-market election generally would not be effective for such Lower-tier PFICs.

The rules described in the second preceding paragraph can also be avoided by a U.S. Holder that elects to treat us as a “qualified electing fund.” However, this option will generally not be available to U.S. Holders because we do not intend to provide the information necessary for U.S. Holders to make such election.

A U.S. Holder that owns ADSs or shares of our common stock during any taxable year that we are treated as a PFIC would be required to file U.S. IRS Form 8621. U.S. Holders should also be aware that recently enacted legislation would impose an additional annual filing requirement for U.S. persons owning shares of a PFIC. The legislation does not describe what information would be required to be included in the additional annual filing, but grants the Secretary of the U.S. Treasury Department power to make this determination. U.S. Holders should consult their own tax advisors regarding the application of the PFIC rules to ADSs or shares of our common stock, the availability and advisability of making an election to avoid the adverse tax consequences of the PFIC rules should we be considered a PFIC for any taxable year and the application of the recently enacted legislation to their particular situation.

Backup Withholding and Information Reporting

Dividends paid on, and proceeds from the sale or other disposition of, ADSs or shares of our common stock to a U.S. Holder generally will be subject to the information reporting requirements of the U.S. Code and may be subject to backup withholding unless the U.S. Holder provides an accurate taxpayer identification number and makes any other required certification or otherwise establishes an exemption. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that certain required information is timely furnished to the U.S. IRS.

In addition, U.S. Holders should be aware that recently enacted legislation imposes new reporting requirements with respect to the holding of certain foreign financial assets, including stock of foreign issuers, either directly or through certain foreign financial institutions, if the aggregate value of all such assets exceeds U.S.$50,000. U.S. Holders should consult their own tax advisors regarding the application of the information reporting rules to ADSs or shares of our common stock and the application of the recently enacted legislation to their particular situations.

HOLDERS OF ADSs OR SHARES OF OUR COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE CHILEAN, U.S. FEDERAL INCOME AND OTHER TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF ADSs OR SHARES OF OUR COMMON STOCK, INCLUDING, IN PARTICULAR, THE EFFECT OF ANY NON-U.S., STATE OR LOCAL TAX LAWS.

DOCUMENTS ON DISPLAY

The materials included in this annual report on Form 20-F, and exhibits thereto, may be inspected and copied at the SEC’s public reference room in Washington, D.C. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The SEC maintains a website at http://www.sec.gov that contains reports and information statements and other information regarding us. The reports and information statements and other information about us can be downloaded from the SEC’s website.

Item 11.	Quantitative and Qualitative Disclosures About Market Risk

For quantitative and qualitative information related to market risk, see Note 40 to our audited consolidated financial statements as of and for the year ended December 31, 2011 appearing elsewhere in this annual report.

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

ADS holders are also required to pay additional fees for certain services provided by the Depositary, as set forth in the table below.

Depositary service	Fee payable by ADS holders

(a) Issuance and delivery of ADRs against deposits of shares, including deposits in respect of share distributions, rights and other distributions	Up to U.S.$5.00 per 100 ADSs (or portion thereof)

(b) Distribution of dividends	U.S.$0.02 or less per ADS

(c) Withdrawal of shares underlying ADSs	Up to U.S.$5.00 per 100 ADSs (or portion thereof)

(d) Transfer, combination and split-up of ADRs	U.S.$1.50 per ADS

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

Payments by the Depositary

The Depositary has agreed to reimburse us for certain reasonable expenses related to the ADS program, subject to a cap agreed between the Depositary and us. These reimbursable expenses currently include, but are not limited to, legal fees, NYSE listing fees, investor relations servicing, investor related presentations, ADR-related advertising and public relations in those jurisdictions in which the ADRs may be listed or otherwise quoted for trading, and accountants’ fees in relation to our regulatory filings. During the year ended December 31, 2011, we did not receive any reimbursement.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures

(a) Disclosure Controls and Procedures

We have evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures as of December 31, 2011.

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

(b) Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The company’s internal control over financial reporting includes those policies and procedures that:

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

Management assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2011. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

Based on our assessment and those criteria, management believes that the company maintained effective internal control over financial reporting as of December 31, 2011.

(c) Report of Independent Registered Public Accounting Firm on Internal Controls

Ernst & Young Limitada, the independent registered public accounting firm that has audited our financial statements, has issued an attestation report on our internal control over financial reporting as of December 31, 2011. This attestation report appears on page F-3 of our audited consolidated financial statements as of and for the year ended December 31, 2011.

(d) Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting during 2011 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16.	[Reserved]

Item 16A.	Audit Committee Financial Expert

Our board of directors has determined that Mr. Jorge Awad M., a member of our directors/audit committee who satisfies the independence requirements of both Chilean law and Rule 10A-3 under the Exchange Act, qualifies as an “audit committee financial expert” pursuant to the Instruction to paragraph (a) of Item 16A. Mr. Awad possesses the relevant financial experience because of his oversight of the preparation of financial statements of various companies through his experience detailed in “Item 6. Directors, Senior Management and Employees—Jorge Awad M.”, in particular with Lan Airlines S.A. (an SEC registrant) as a member of their board of director’s committee, where his main duties included the examination of reports of external auditors, balance sheets and other financial statements required by applicable regulations.

Item 16B.	Code of Ethics

In 2008, we adopted a new Code of Ethics, as defined in Item 16B of Form 20-F under the Exchange Act. The Code of Ethics applies to our chief executive officer, chief financial officer, principal accounting officer and persons performing similar functions, and to all other employees without exception. Since 2011, the Code of Ethics additionally applies to our Directors and Consultants of our Board. A current copy of the Code of Ethics is filed as Exhibit 11.1 to this annual report.

Item 16C.	Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent auditors, Ernst & Young Limitada, during the fiscal years ended December 31, 2009, 2010 and 2011:

	Year ended December 31,
	2009		2010		2011
	(in millions of Ch$)
Audit fees	Ch$	487	Ch$	549	Ch$	554
Audit-related fees		—		123		181
Tax fees		—		—		—
Other fees		30		30		—

Total fees	Ch$	517	Ch$	702	Ch$	735

“Audit fees” in the above table are the aggregate fees billed by Ernst & Young Limitada in connection with the audit of our annual financial statements. This line item includes: (i) the statutory audit required by local regulations, (ii) annual reviews related to filings with the SEC, and (iii) the audit of the consolidated financial statements required by Item 18 of Form 20-F.

“Audit-related fees” in the above table are fees billed by Ernst & Young Limitada mainly for the audit and review of filings our filings to regulators, the SEC (USA), and the CNBV (Mexico). Additionally, we were billed for other specific reviews of certain branches in Chile and Treasury Division.

“Tax fees”—No services for tax compliance, tax advice, or tax planning was engaged or rendered by Ernst & Young Limitada during these periods.

“Other fees” in the above table are fees billed by Ernst & Young Limitada related to compensation for research studies during 2009 and 2010, services rendered in connection with the merger of the subsidiaries Banchile Corredores de Bolsa S.A. and Citibank Agencia de Valores S.A., and IFRS training and services that were specifically required by the Superintendency of Banks during 2009 and 2010. No other fees were billed in 2011.

Directors/Audit Committee Pre-Approval Policies and Procedures

Auditors are pre-approved by our directors/audit committee, whose main duties are disclosed in “Item 6. Directors, Senior Management and Employees—Board Practices.” Furthermore, the selection of external auditors is subject to approval by our shareholders at the ordinary annual shareholders’ meeting. All proposed services carried out by our external auditors as well as corresponding fees related to audit and non-audit services, have been presented to our directors/audit committee, which has determined they are reasonable and consistent with our policies.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Mr. Quiroz serves on our directors/audit committee in reliance upon the exemption from the independence requirements contained in Rule 10A-3(b)(1)(iv)(D). We do not believe that such reliance would materially adversely affect the ability of the directors/audit committee to act independently and to satisfy the other requirements of Rule 10A-3.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

We did not make any purchases of our previously issued shares during the fiscal year ended December 31, 2011.

Item 16F.	Change in Registrant’s Certifying Accountant

Not Applicable.

Item 16G.	Corporate Governance

Pursuant to Section 303A.11 of the Listed Company Manual of the NYSE, we are required to provide a summary of the significant ways in which our corporate governance practices differ from those required for U.S. companies under the NYSE listing standards. We are a Chilean bank with shares listed on the Santiago Stock Exchange, the Valparaiso Stock Exchange, the Chilean Electronic Stock Exchange, the LSE and the Latibex and ADSs listed on the New York Stock Exchange. Our corporate governance practices are governed by our bylaws, the General Banking Law, the Chilean Corporations Law, the Ley de Mercado de Valores No. 18,045 (the Securities Market Law), and the regulations issued by the Superintendency of Banks. Therefore, you may not have the same protections afforded to shareholders of U.S. companies under the NYSE listing standards.

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

NYSE Standards	Our Corporate Governance Practice

under the NYSE rules.

Under the Chilean Corporations Law, as recently amended, there are several factors that must be observed in order to determine whether a director is deemed to be independent. These factors are included in Article 50bis of the Chilean Corporations Law. In addition, under the regulations of the Superintendency of Banks, members of the directors/audit committee must satisfy international independence criteria set forth by our board of directors.

Executive Sessions. Non-management directors must meet regularly in executive sessions without management. Independent directors should meet alone in an executive session at least once a year. §303A.03	There is no similar requirement under our bylaws or under applicable Chilean law.

Audit committee. Audit committee must satisfy the independence and other requirements of Rule 10A-3 under the Exchange Act, and the more stringent requirements under the NYSE standards is required. §§303A.06, 303A.07.	We are in compliance with Rule 10A-3. The members of our directors/audit committee are not required to satisfy the NYSE independence and other audit committee standards that are not prescribed by Rule 10A-3.

Nominating/corporate governance committee. Nominating/corporate governance committee of independent directors is required. The committee must have a charter specifying the purpose, duties and evaluation procedures of the committee. “Controlled companies,” which would include our company if it were a U.S. issuer, are exempt from these requirements. §303A.04	We are not required to have, and do not have, a nominating/corporate governance committee.

Compensation committee. Compensation committee of independent directors is required, which must approve executive officer compensation. The committee must have a charter specifying the purpose, duties and evaluation procedures of the committee. “Controlled companies,” which would include our company if it were a U.S. issuer, are exempt from this requirement. §303A.05	We are not required to have a compensation committee. Pursuant to the Chilean Corporations Law, our directors/audit committee must approve compensation plans.

Equity compensation plans. Equity compensation plans require shareholder approval, subject to limited exemptions.	Equity compensation plans require shareholder approval, subject to limited exemptions.

Code of Ethics. Corporate governance guidelines and a code of business conduct and ethics is required, with disclosure of any waiver for directors or executive officers. §303A.10	We have adopted a code of ethics applicable to all of our executive officers, employees, directors and advisors to our board of directors, a version of which is filed as an exhibit to this Form 20-F. We are required by Item 16B of Form 20-F to disclose any waivers granted to our chief executive officer, chief financial officer, principal accounting officer and persons performing similar functions. Our Code of Ethics sets forth the principles and values that govern personnel conduct as well as other issues such as conflicts of interests, usage of privileged information, internal controls for fraud

NYSE Standards	Our Corporate Governance Practice

prevention and labor responsibility.

PART III

Item 17.	Financial Statements

Not applicable.

Item 18.	Financial Statements

Our audited consolidated financial statements are included in this annual report beginning at page F-1. Our financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Item 19.	Exhibits

LIST OF EXHIBITS

Exhibit No.	Exhibit

1.1	Estatutos of Banco de Chile, which serve as our articles of incorporation and bylaws (English translation) (filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2010, and incorporated herein by reference).

2.1	Form of Deposit agreement among Banco de Chile, JPMorgan Chase Bank as depositary, and the holders from time to time of ADSs (incorporated by reference to our registration statement on Form F-4 (File No. 333-14020) filed on October 18, 2001).

2.2	Amendment No. 1, dated February 1, 2011, to the Deposit Agreement among Banco de Chile, JPMorgan Chase Bank, N.A. as depositary and holders from time to time of ADSs (incorporated by reference to our registration statement on Form F-6 (Registration No. 333-171999) filed on February 1, 2011).

3.1	Master Joint Venture Agreement between Quiñenco S.A., Citigroup, Inc. and Citibank Overseas Investment Corporation, dated July 19, 2007 (English translation) (filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2007, and incorporated herein by reference).

3.2	Shareholders Agreement between Quiñenco, S.A., Citigroup Chile S.A. and the minority shareholders of LQIF, dated December 27, 2007 (English translation) (filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2007, and incorporated herein by reference).

3.3	Amendment to the Master Joint Venture Agreement between Quiñenco S.A., Citigroup, Inc. and Citibank Overseas Investment Corporation, dated December 19, 2008 (English translation) (filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2008, and incorporated herein by reference).

4.1	Merger Agreement between Banco de Chile and Citibank Chile, dated December 26, 2007 (English translation) (filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2007, and incorporated herein by reference).

4.2	Cooperation Agreement between Banco de Chile and Citigroup Inc., dated December 27, 2007 (English translation) (filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2007, and incorporated herein by reference).

4.3	Global Connectivity Agreement between Banco de Chile and Citigroup Inc., dated December 27, 2007 (English translation) (filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2007, and incorporated herein by reference).

4.4	Asset Purchase Agreement between Banco de Chile and Citibank, N.A., dated December 31, 2007 (English translation) (filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2007, and incorporated herein by reference).

Exhibit No.	Exhibit

4.5	Trademark License Agreement between Banco de Chile and Citigroup Inc., dated December 27, 2007 (English translation) (filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2007, and incorporated herein by reference).

4.6	First Supplementary Agreement to the Cooperation Agreement between Banco de Chile and Citigroup Inc., dated February 27, 2009 (English translation) (filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2008, and incorporated herein by reference).

4.7	First Supplementary Agreement to the Global Connectivity Agreement between Banco de Chile and Citigroup Inc., dated February 27, 2009 (English translation) (filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2008, and incorporated herein by reference).

4.8	Amendment to the Trademark License Agreement between Banco de Chile and Citigroup Inc., dated February 27, 2009 (English translation) (filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2008, and incorporated herein by reference).

4.9	Master Services Agreement between Banco de Chile and Citigroup, Inc., dated September 25, 2009. (filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2009, and incorporated herein by reference).

8.1	List of subsidiaries.*

11.1	Code of Professional Ethics (English translation) (filed as an exhibit to our annual report on Form 20-F
(File No. 001-15266) for the year ended December 31, 2010, and incorporated herein by reference).

12.1	Certification under Section 302 of the Sarbanes-Oxley Act of 2002.*

12.2	Certification under Section 302 of the Sarbanes-Oxley Act of 2002.*

13.1	Certification under Section 906 of the Sarbanes-Oxley Act of 2002.*

15.1	Consent of Ernst & Young Limitada.*

*	Filed herewith.

Omitted from the exhibits filed with this annual report are certain instruments and agreements with respect to our long-term debt, none of which authorizes securities in a total amount that exceeds 10% of our total assets. We hereby agree to furnish to the SEC copies of any such omitted instruments or agreements as the SEC requests.

Consolidated Financial Statements

BANCO DE CHILE AND SUBSIDIARIES

December 31, 2010 and 2011

Index

F-2	Report of Independent Registered Public Accounting Firm
F-3	Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting
F-5	Consolidated Statement of Financial Position
F-6	Consolidated Statement of Comprehensive Income
F-8	Consolidated Statement of Changes in Equity
F-9	Consolidated Statement of Cash Flows
F-10	Notes to the Consolidated Financial Statements

Ch$ or CLP	=	Chilean pesos
MCh$	=	Millions of Chilean pesos
US$ or USD	=	U.S. dollars
ThUS$	=	Thousands of U.S. dollars
JPY	=	Japanese yen
EUR	=	Euro
MXN	=	Mexican pesos
U.F. or CLF	=	Unidad de fomento
(The unidad de fomento is an inflation-indexed, Chilean peso denominated monetary unit set daily in advance on the basis of the previous month’s inflation rate).

BANCO DE CHILE AND SUBSIDIARIES

Ernst & Young Chile Avda. Presidente Riesco 5435, Piso 5 Las Condes Santiago-Chile Tel: +56 2 6761000 Fax. +56 2 6761010 www.eychile.cl

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Banco de Chile:

We have audited the accompanying consolidated financial statements of Banco de Chile and its subsidiaries (the “Bank”) which comprise the consolidated statements of financial position as of December 31, 2011 and 2010, and the related consolidated statements of comprehensive income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2011. These consolidated financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Banco de Chile and subsidiaries at December 31, 2011 and 2010 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Bank’s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 18, 2012, expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LIMITADA

Santiago, Chile, April 18, 2012

Ernst & Young Chile Avda. Presidente Riesco 5435, Piso 5 Las Condes Santiago-Chile Tel: +56 2 6761000 Fax. +56 2 6761010 www.eychile.cl

Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting

To the Board of Directors and Shareholders of Banco de Chile:

We have audited Banco de Chile and subsidiaries’ internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Banco de Chile’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, Banco de Chile maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the COSO criteria.

Ernst & Young Chile Avda. Presidente Riesco 5435, Piso 5 Las Condes Santiago-Chile Tel: +56 2 6761000 Fax. +56 2 6761010 www.eychile.cl

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the 2011 consolidated financial statements of Banco de Chile and our report dated April 18, 2012, expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LIMITADA

Santiago, Chile, April 18, 2012

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As of December 31, 2010 and 2011

(Expressed in millions of Chilean pesos)

	Notes	2010	2011	2011
		MCh$	MCh$	ThUS$
ASSETS
Cash and due from banks	5	772,329	881,146	1,695,164
Transactions in the course of collection	5	429,756	373,639	718,813
Financial assets held-for-trading	6	279,765	304,912	586,595
Receivables from Repurchase Agreements and Security Borrowing	7	82,787	47,981	92,307
Derivative instruments	8	488,354	381,055	733,080
Loans and advance to banks	9	349,588	648,425	1,247,451
Loans to customers, net	10	14,029,968	17,023,756	32,750,589
Financial assets available-for-sale	11	1,157,105	1,471,120	2,830,165
Investments in other companies	12	11,072	13,196	25,387
Intangible assets	13	88,463	81,026	155,879
Property and equipment	14	204,352	207,888	399,938
Investment properties	15	17,459	17,079	32,857
Current tax assets	16	3,363	—	—
Deferred tax assets, net	16	57,678	60,025	115,477
Other assets	17	304,425	254,310	489,246

TOTAL ASSETS		18,276,464	21,765,558	41,872,948

LIABILITIES
Current accounts and other demand deposits	18	4,446,181	4,895,426	9,417,903
Transactions in the course of payment	5	208,750	155,424	299,007
Payables from Repurchase Agreements and Security Lending	7	81,755	223,202	429,400
Saving accounts and time deposits	19	7,697,968	9,282,324	17,857,491
Derivative instruments	8	528,445	429,913	827,074
Borrowings from financial institutions	20	1,281,372	1,690,939	3,253,057
Debt issued	21	1,764,165	2,388,341	4,594,731
Other financial obligations	22	179,160	184,785	355,492
Current tax liabilities	16	—	3,095	5,954
Provisions	23	114,685	131,344	252,682
Employee benefits	24	55,433	60,634	116,649
Other liabilities	25	224,225	279,462	537,634

TOTAL LIABILITIES		16,582,139	19,724,889	37,947,074

EQUITY
Attributable to equity holders of the parent:
Capital		1,158,752	1,436,083	2,762,761
Reserves		158,282	229,464	441,447
Other comprehensive income		8,210	265	510
Retained earnings:
Retained earnings from previous periods		65,023	65,311	125,646
Income for the year		417,615	438,186	842,990
Less:
Provision for minimum dividends		(113,559)	(128,642)	(247,484)
Non-controlling interest		2	2	4

TOTAL EQUITY	27	1,694,325	2,040,669	3,925,874

TOTAL LIABILITIES AND EQUITY		18,276,464	21,765,558	41,872,948

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

for the years ended December 31, 2009, 2010 and 2011

(Expressed in million of Chilean pesos)

	Notes	2009	2010	2011	2011
		MCh$	MCh$	MCh$	ThUS$
A. STATEMENT OF INCOME
Interest revenue	28	900,407	1,092,003	1,501,684	2,888,965
Interest expense	28	(222,883)	(324,377)	(624,209)	(1,200,864)

Net interest income		677,524	767,626	877,475	1,688,101

Income from fees and commissions	29	296,009	342,219	367,966	707,899
Expenses from fees and commissions	29	(44,154)	(49,957)	(59,193)	(113,876)

Net fees and commissions income		251,855	292,262	308,773	594,023

Net financial operating income	30	(138,179)	17,163	58,101	111,776
Foreign exchange transaction, net	31	220,999	63,762	(7,973)	(15,339)
Other operating income	35	22,190	23,584	24,735	47,586

Total operating revenues		1,034,389	1,164,397	1,261,111	2,426,147
Provisions for loan losses	32	(241,345)	(157,651)	(146,925)	(282,657)

OPERATING REVENUES, NET OF PROVISIONS FOR LOAN LOSSES		793,044	1,006,746	1,114,186	2,143,490
Personnel expenses	33	(256,782)	(272,737)	(316,991)	(609,833)
Administrative expenses	34	(176,998)	(197,669)	(229,919)	(442,322)
Depreciation and amortization	13-14-15	(36,447)	(34,964)	(35,131)	(67,586)
Impairments	13-14	—	(1,044)	(631)	(1,214)
Other operating expenses	36	(21,522)	(37,813)	(30,939)	(59,521)

TOTAL OPERATING EXPENSES		(491,749)	(544,227)	(613,611)	(1,180,476)

NET OPERATING INCOME		301,295	462,519	500,575	963,014
Income attributable to associates	12	840	1,609	3,054	5,875

Income before income taxes		302,135	464,128	503,629	968,889
Income taxes	16	(40,389)	(46,513)	(65,442)	(125,897)

NET INCOME FOR THE YEAR		261,746	417,615	438,187	842,992

Attributable to:
Equity holders of the parent		261,744	417,614	438,186	842,990
Non-controlling interest		2	1	1	2
Net income per share from continued operations attributable to equity holders of the parent:		$	$	$	US$
Basic net income per share		3.18	5.06	5.04	0.01
Diluted net income per share		3.18	5.06	5.04	0.01

The accompanying notes 1 to 42 are an

integral part of these consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

for the years ended December 31, 2009, 2010 and 2011

(Expressed in million of Chilean pesos)

		2009	2010	2011	2011
		MCh$	MCh$	MCh$	ThUS$
B. CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
NET INCOME FOR THE YEAR		261,746	417,615	438,187	842,992
OTHER COMPREHENSIVE INCOME
Net unrealized gains (losses):
Net change in unrealized gains (losses) on available for sale instruments	11	27,941	(363)	(9,484)	(18,245)
Gains and losses on derivatives held as cash flow hedges	8	—	—	(485)	(933)
Cumulative translation adjustment		(91)	(45)	68	131

Other comprehensive income before income taxes		27,850	(408)	(9,901)	(19,047)
Income tax related to other comprehensive income	16	(4,750)	(162)	1,956	3,763

Total other comprehensive income items		23,100	(570)	(7,945)	(15,284)

TOTAL CONSOLIDATED COMPREHENSIVE INCOME		284,846	417,045	430,242	827,708

Attributable to:
Equity holders of the parent		284,844	417,044	430,241	827,706
Non-controlling interest		2	1	1	2
Comprehensive net income per share from continued operations attributable to equity holders of the parent:		$	$	$	US$
Basic net income per share		3.47	5.05	4.95	0.01
Diluted net income per share		3.47	5.05	4.95	0.01

The accompanying notes 1 to 42 are an

integral part of these consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

for the years ended December 31, 2009, 2010 and 2011

(Expressed in million of Chilean pesos)

			Reserves		Other comprehensive income						Retained earnings
	Nota	Paid-in Capital	Other reserves	Reserves from earnings	Unrealized gains (losses) on available-for-sale		Cumulative translation adjustment		Cash flow hedge adjustment		Retained earnings from previous periods	Income for the year	Provision for minimum dividends	Attributable to equity holders of the parent	Non- controlling interest	Total equity
		MCh$	MCh$	MCh$	MCh$		MCh$		MCh$		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2009		1,106,491	(1,024)	85,914	(14,352)		32		—		72,713	365,052	(109,516)	1,505,310	8	1,505,318
Capitalization of retained earnings		52,261	100,317	—	—		—		—		(7,690)	(144,888)	—	—	—	—
Dividends distributions and paid	27	—	—	—	—		—		—		—	(220,164)	109,516	(110,648)	—	(110,648)
Cumulative translation adjustment		—	—	—	—		(91)		—		—	—	—	(91)	—	(91)
Valuation adjustment on available-for- sale instruments (net)	11	—	—	—	23,191		—		—		—	—	—	23,191	—	23,191
Merger of subsidiaries		—	—	—	—		—		—		—	—	—	—	(7)	(7)
Income for the year			—	—	—		—		—		—	261,744	—	261,744	2	261,746
Provision for minimum dividends	27	—	—	—	—		—		—		—	—	(78,524)	(78,524)	—	(78,524)

Balances as of December 31, 2009		1,158,752	99,293	85,914	8,839	*	(59	)*	—		65,023	261,744	(78,524)	1,600,982	3	1,600,985

Capitalization of retained earnings		—	—	—	—		—		—		—	—	—	—	—	—
Retention (release) earnings		—	—	(26,925)	—		—		—		—	26,925	—	—	—	—
Dividends distributions and paid	27	—	—	—	—		—		—		—	(288,669)	78,524	(210,145)	(2)	(210,147)
Cumulative translation adjustment		—	—	—	—		(45)		—		—	—	—	(45)	—	(45)
Valuation adjustment on available-for-sale instruments (net)	11	—	—	—	(525)		—		—		—	—	—	(525)	—	(525)
Income for the year		—	—	—	—		—		—		—	417,615	—	417,615	1	417,616
Provision for minimum dividends	27	—	—	—	—		—		—		—	—	(113,559)	(113,559)	—	(113,559)

Balances as of December 31, 2010		1,158,752	99,293	58,989	8,314	*	(104	)*	—		65,023	417,615	(113,559)	1,694,323	2	1,694,325

Capitalization of retained earnings	27	67,217	—	—	—		—		—		—	(67,217)	—	—	—	—
Retention (release) earnings		—	—	71,182	—		—		—		—	(71,182)	—	—	—	—
Dividends distributions and paid	27	—	—	—	—		—		—		—	(279,216)	113,559	(165,657)	(1)	(165,658)
Capital increase	27	210,114	—	—	—		—		—		—	—	—	210,114	—	210,114
Cumulative translation adjustment		—	—	—	—		68		—		—	—	—	68	—	68
Valuation adjustment on available-for-sale instruments (net)	11	—	—	—	(7,618)		—		—		—	—	—	(7,618)	—	(7,618)
Cash flow hedge adjustment, net		—	—	—	—		—		(395)		—	—	—	(395)	—	(395)
Equity adjustment in subsidiary		—	—	—	—		—		—		288	—	—	288	—	288
Income for the year		—	—	—	—		—		—		—	438,186	—	438,186	1	438,187
Provision for minimum dividends	27	—	—	—	—		—		—		—	—	(128,642)	(128,642)	—	(128,642)

Balances as of December 31, 2011		1,436,083	99,293	130,171	696	*	(36	)*	(395	)*	65,311	438,186	(128,642)	2,040,667	2	2,040,669

*	As of December 31, 2009, 2010 and 2011 total other comprehensive income is MCh$8,780, MCh$ 8,210 and MCh$265, respectively.

The accompanying notes 1 to 42 are an

integral part of these consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

for the years ended December 31, 2009, 2010 and 2011

(Expressed in million of Chilean pesos)

		2009	2010	2011	2011
	Notes	MCh$	MCh$	MCh$	ThUS$
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income for the year		261,746	417,615	438,186	842,990
Items that do not represent cash flows:
Depreciation and amortization	13-14-15	36,447	34,964	35,130	67,584
Impairment property and equipment	13-14	—	1,044	631	1,214
Provision for loan losses	32	269,647	184,452	193,070	371,433
Provision financial guarantees	32	(1,423)	5,368	(490)	(943)
Fair value adjustment of financial assets held-for-trading		5,669	(2,433)	(1,242)	(2,389)
Income attributable to associates	12	(840)	(1,609)	(3,054)	(5,875)
Net gain on sales of assets received in lieu of payment	35	(5,212)	(6,440)	(5,918)	(11,385)
Net gain loss on sales of property and equipment		(83)	(753)	(1,311)	(2,522)
Other credits which do not represent cash flows		(63,208)	(91,814)	(52,264)	(100,548)
Net changes in interest and fee accruals		23,727	(164,310)	(27,475)	(52,857)
Changes in assets and liabilities that affect operating cash flows:
(Increase) decrease in loans and advances to banks, net		(127,011)	99,183	(298,023)	(573,342)
(Increase) decrease in loans to customers, net		319,902	(1,218,628)	(3,013,422)	(5,797,272)
(Increase) decrease in financial assets held-for-trading, net		289,816	(150,791)	(23,024)	(44,294)
Increase in deferred taxes, net		(23,907)	(15, 788)	(2,347)	(4,515)
Increase in current accounts and other demand deposits		711,326	727,613	447,990	861,851
Increase (decrease) in payables from repurchase agreements and security lending		(112,602)	(221,745)	196,821	378,648
Increase (decrease) in saving accounts and time deposits		(880,371)	294,017	1,540,523	2,963,684
(Increase) decrease in other operating assets and liabilities		821	(6,701)	118,524	228,018
Proceeds from sale of assets received in lieu of payment		8,695	9,491	10,221	19,664

Total cash flows from operating activities		713,139	(107,265)	(447,474)	(860,856)

CASH FLOWS FROM INVESTING ACTIVITIES:
(Increase) decrease in financial assets available-for-sale		(183,233)	222,706	(316,083)	(608,086)
Purchases of property and equipment	14	(15,325)	(22,329)	(22,073)	(42,464)
Proceeds from sales of property and equipment		326	3,130	1,711	3,292
Purchases of intangible assets		—	(15,326)	(9,597)	(18,463)
Investments in other companies		—	(4)	—	—
Proceeds from sale investment in other companies	12	169	—	—	—
(Increase) decrease in other assets and liabilities		(227,281)	(60,712)	10,505	20,210
Dividends received from investments in other companies	12	1,002	984	761	1,464

Total cash flows from investing activities		(424,342)	128,449	(334,776)	(644,047)

CASH FLOWS FROM FINANCING ACTIVITIES:
Increase (decrease) in borrowings from financial institutions		181,670	(20,559)	(7,916)	(15,229)
Increase (decrease) in other financial obligations		81,740	(18,182)	11,491	22,107
Increase (decrease) borrowings from Central Bank		—	(155,090)	22,759	43,784
Borrowings with Central Bank of Chile (long-term)		130	100	91	175
Payment of borrowings from Central Bank (long-term)		(315)	(151)	(106)	(204)
Long-term foreign borrowings		905,831	811,520	805,594	1,549,815
Payment of long-term foreign borrowings		(1,165,972)	(633,835)	(446,448)	(858,884)
Other long-term borrowings		30,201	26,797	3,894	7,491
Payment of other long-term borrowings		(27,926)	(5,656)	(9,811)	(18,875)
Increase in mortgage finance bonds		416	—	—	—
Repayment of mortgage finance bonds		(60,094)	(53,206)	(38,433)	(73,938)
Proceeds from bond issuances	21	21,137	592,371	749,586	1,442,066
Redemption from bond issuances		(154,822)	(322,786)	(109,624)	(210,896)
Subscription and payment of shares	27	—	—	210,114	404,221
Dividends paid	27	(220,164)	(288,669)	(279,216)	(537,160)

Total cash flows from financing activities		(408,168)	(67,346)	911,975	1,754,473

TOTAL NET POSITIVE (NEGATIVE) CASH FLOWS FOR THE YEAR		(119,371)	(46,162)	129,725	249,570
Cash and cash equivalents at beginning of year		1,207,557	1,088,186	1,042,024	2,004,663

Cash and cash equivalents at end of year	5	1,088,186	1,042,024	1,171,749	2,254,233

Supplemental disclosure of cash flow information:
Cash paid during the year for:
Income taxes paid		5,672	29,622	68,672	132,112

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

The consolidated financial statements of the Group for the year ended December 31, 2011 were authorized for issuance in accordance with the directors’ resolution on April 18, 2012.

2.	Summary of Significant Accounting Principles:

(a)	Basis of preparation:

The Bank’s consolidated financial statements for the year 2010 and 2011 have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the IASB.

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

When compared to prior year’s IFRS financial statements minor reclassifications of certain line items have been made in order to ensure comparability of the information presented for 2011.

(b)	Basis of consolidation:

The financial statements of Banco de Chile as of and for the years ended December 31, 2010 and 2011 have been consolidated with those of its subsidiaries. The financial statements of the bank’s subsidiaries are prepared for the same reporting year as for Banco de Chile, using consistent accounting policies.

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

The following table details the entities in which the Bank - directly or indirectly – owns a controlling interest and that are therefore consolidated in these financial statements:

			Functional	Interest Owned
Rut	Subsidiaries	Country	Currency	Direct		Indirect		Total
				2010	2011	2010	2011	2010	2011
				%	%	%	%	%	%
44,000,213-7	Banchile Trade Services Limited	Hong Kong	US$	100.00	100.00	—	—	100.00	100.00
96,767,630-6	Banchile Administradora General de Fondos S.A.	Chile		$99.98	99.98	0.02	0.02	100.00	100.00
96,543,250-7	Banchile Asesoría Financiera S.A.	Chile		$99.96	99.96	—	—	99.96	99.96
77,191,070-K	Banchile Corredores de Seguros Ltda.	Chile		$99.83	99.83	0.17	0.17	100.00	100.00
96,894,740-0	Banchile Factoring S.A.	Chile		$99.75	99.75	0.25	0.25	100.00	100.00
96,571,220-8	Banchile Corredores de Bolsa S.A.	Chile		$99.70	99.70	0.30	0.30	100.00	100.00
96,932,010-K	Banchile Securitizadora S.A.	Chile		$99.00	99.00	1.00	1.00	100.00	100.00
96,645,790-2	Socofin S.A.	Chile		$99.00	99.00	1.00	1.00	100.00	100.00
96,510,950-1	Promarket S.A.	Chile		$99.00	99.00	1.00	1.00	100.00	100.00

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

2.	Summary of Significant Accounting Principles, continued:

(b)	Basis of consolidation, continued:

(i)	Subsidiaries, continued

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

Special purpose entities (SPEs) are generally created to comply with a specific and well-defined objective, such as securitizing specific assets or carrying out a specific loan transaction. A SPE is consolidated if, based on an assessment of its relationship with the Bank and the risks and benefits of the SPE, the Bank concludes that it has control. As of December 31, 2010 and 2011, the Bank does not control any SPEs.

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

Some accounting matters particularly underlie uncertainties and therefore require a considerable degree of estimation and critical judgment when applying accounting policies. Details on the use of estimates and judgment and their effect on the amounts recognized in the financial statement are included in the following notes:

•	Impairment of loans (Note 9 and 10)

•	Impairment of other financial assets (Note 11)

•	Useful lives of property, equipment and intangible assets (Notes 13 y 14)

•	Goodwill valuation (Note 13)

•	Deferred taxes and income taxes (Note 16)

•	Employee benefits (Note 24)

•	Commitments and contingencies (Note 26)

•	Provisions for loan losses (Note 32)

•	Fair value of financial assets and liabilities (Note 38)

(e)	Financial asset and liability valuation criteria:

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

Generally, the Bank has assets and liabilities that offset each other’s market risks which are derivatives and available-for-sale. Assets and long positions are measured at a bid price; liabilities and short positions are measured at an asking price. Where the Bank has positions with offsetting risks, mid-market prices are used to measure the offsetting risk positions and a bid or asking price adjustment is applied only to the net open position as appropriate. Fair values reflect the credit risk of the instrument and include adjustments to account for the credit risk of the issuer, as appropriate.

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

The Bank’s fair value disclosures are included in Note 38.

(f)	Presentation and functional currency

The items included in the financial statements of each of the entities of Banco de Chile and its subsidiaries are valued using the currency of the primary economic environment in which it operates (functional currency). The functional currency of Banco de Chile is the Chilean peso, which is also the currency used to present the entity’s consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

2.	Summary of Significant Accounting Principles, continued:

(g)	Transactions in foreign currency:

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

Assets and liabilities in foreign currencies are shown at their equivalent value in Chilean pesos, calculated using the following exchange rates as of December 31, 2010 and 2011, Ch$468.37 and Ch$519.80 to US$1, Ch$5.74 and Ch$6.75 per JPY1, Ch$619.87 and Ch$674.96 per Euro1.

The loss of MCh$7,973 (income of MCh$63,762 in 2010) for net foreign exchange income shown in the Consolidated Statement of Comprehensive Income, includes recognition of the effects of exchange rates variations on assets and liabilities in foreign currency or indexed to exchange rates, and the result of foreign exchange transactions conducted by the Bank and its subsidiaries.

(h)	Segment reporting:

The Bank’s operating segments are defined based on its different business units, considering the following factors:

(i)	That it develops business activities from which income is obtained and expenses are incurred (including income and expenses relating to transactions with other components of the same entity).

(ii)	That its operating results are reviewed regularly by the entity’s highest decision-making authority for operating decisions, to decide about resource allocation for the segment and evaluate its performance; and

(iii)	That separate financial information is available.

(i)	Cash and cash equivalents:

Cash and short-term deposits in the statement of financial position comprise cash at banks and on hand and short-term deposits with original maturity of three months or less, highly liquid investments that are readily convertible to a known amount of cash, and that are subject to an insignificant risk of changes in value.

The Bank has included as cash and cash equivalents to the account “Cash and due from banks”, plus (minus) the net balance of transactions in the course of collection that are shown in the Consolidated Statement Financial Position, plus short-term repurchase agreements. It also includes investments in fixed-income mutual funds that are presented in “Other Assets” in the Consolidated Statement of Financial Position.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

2.	Summary of Significant Accounting Principles, continued:

(j)	Financial assets held-for-trading:

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

(k)	Repurchase agreements and security lending and borrowing transactions:

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

2.	Summary of Significant Accounting Principles, continued:

(l)	Derivative instruments:

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

2.	Summary of Significant Accounting Principles, continued:

(l)	Derivative instruments, continued:

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

(m)	Loans to customers:

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

2.	Summary of Significant Accounting Principles, continued:

(m)	Loans to customers, continued:

(iii)	Factoring transactions, continued

As of December 31, 2010 and 2011, the caption “Loans to customers” includes MCh$477,133 and MCh$589,098 respectively, corresponding to the amount advanced to the assignor plus accrued interest net of payments received.

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

An individual analysis of debtors is applied to individuals and companies that are of such significance with respect to size, complexity or level of exposure to the Bank, that they must be analyzed in detail. The cut-off amount for the individual evaluation is ThCh$111,470.

To allow management to determine whether a loss event has occurred on an individual basis, all significant counterparty relationships are reviewed periodically. This evaluation considers current information and events related to the counterparty, such as whether the counterparty is experiencing significant financial difficulty or in breach of contract as, for example, default or delinquency in interest or principal payments.

The individual evaluation requires assigning a risk category to each debtor and its respective loans. This risk category should consider the following factors: industry or sector, group considerations and management, financial situation, payment behavior and payment capacity.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

2.	Summary of Significant Accounting Principles, continued:

(m)	Loans to customers, continued:

(iv)	Impairment of Loans, continued:

(i)	Allowances for individual evaluations, continued:

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

2.	Summary of Significant Accounting Principles, continued:

(m)	Loans to customers, continued:

(iv)	Impairment of Loans, continued:

Loans are written-off when collection efforts have been exhausted, but not later than the following maximum periods:

Type of Loan	Term
Consumer loans – secured and unsecured	6 months
Other transactions – unsecured	24 months
Commercial loans – secured	36 months
Residential mortgage loans	48 months
Consumer leases	6 months
Other non-real estate lease transactions	12 months
Real estate leases (commercial or residential)	36 months

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

Provision for contingencies is applied to all off-balance sheet accounts (e.g. guarantees, letters of credit, standby letters, immediately available credit lines and other commitments) and the process to determine the provision for off-balance sheet positions is similar to the methodology used for loans. Any loss amounts are recognized as an allowance in the consolidated balance sheet within other liabilities and charged to the consolidated statement of income as a component of the provision for credit losses”. For a further description of the allowances for loan losses see Note 2 (m)(iv) to the Consolidated Financial Statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

2.	Summary of Significant Accounting Principles, continued:

(n)	Financial guarantees:

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

(o)	Financial assets held to maturity and available-for-sale:

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

As of December 31, 2010 and 2011, the Bank does not hold held to maturity instruments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

2.	Summary of Significant Accounting Principles, continued:

(p)	Debt issued and other financial liabilities:

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

The Bank applies the same accounting policies for its other financial liabilities.

(q)	Intangible assets:

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

Goodwill arises on the acquisition of subsidiaries and associates representing the excess of the fair value of the purchase consideration over the net fair value of the Bank’s share of the identifiable assets acquired and the liabilities and contingent liabilities assumed on the date of the acquisition.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

2.	Summary of Significant Accounting Principles, continued:

(q)	Intangible assets, continued:

(ii)	Software and computer programs

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

(r)	Property and equipment:

Property and equipment is stated at cost excluding servicing cost, less accumulated depreciation and accumulated impairment. Changes in the expected useful life are accounted for by changing the depreciation period or method, as appropriate, and treated as changes in accounting estimates.

This cost includes expenses that have been directly attributed to the asset’s acquisition.

Depreciation is recognized in income on a straight-line basis over the estimated useful lives of each part of an item of property and equipment.

Estimated useful lives for 2010 and 2011 are as follows:

Buildings	50 years
Installations (in general)	10 years
Equipments	3 years
Office furniture	5 years

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

Obligations for this defined benefit plan are valued according to the projected unit credit actuarial valuation method, using inputs such as staff turnover rates, expected growth in wages and the probability that this benefit will be used, discounted at current long-term rates (5.91% as of December 31, 2010 and 6.04% as of December 31, 2011). The discount rate used corresponds to the return on bonds of the Central Bank with maturity (BCP) in 5 years.

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

Diluted earnings per share is determined in a similar manner as basic earnings per share, but the average weighted number of shares in circulation is adjusted to account for the dilutive effect of stock options, warrants and convertible debt. As of December 31, 2010 and 2011, the Bank does not have any instruments or contracts that could cause dilutions. Therefore, no adjustments have been made.

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

Individually significant financial assets are individually examined to determine impairment. Remaining financial assets are collectively evaluated in groups that share similar credit risk characteristics. Both criterions are similar as those described in Note 2 (m) Loans to customer to determine impairment individually and group.

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

Impairment losses relating to goodwill cannot be reversed in future periods.

(ad)	Finance and operating leases:

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

The Bank acting as lessee

Assets held under finance leases are initially recognized on the balance sheet at an amount equal to the fair value of the leased property or, if lower, the present value of the minimum lease payments. The corresponding liability to the lessor is included in the balance sheet as a finance lease obligation. The discount rate used in calculating the present value of the minimum lease payments is either the interest rate implicit in the lease, if it is practicable to determine, or the incremental borrowing rate. Contingent rentals are recognized as expense in the periods in which they are incurred. As of December 31, 2010 and 2011, the Bank and its subsidiaries have not signed contracts of this nature.

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

(af)	Customer loyalty programs:

The Bank maintains a customer loyalty program as an incentive to its clients. The scheme grants its customers certain points depending on the value of credit card purchases they make. The so-collected points can be used to obtain services from a third party. The costs which the Bank incurs providing this incentive are recognized at fair value when the corresponding revenue is recognized, considering the probabilities of being used by the customers to obtain the third party’s service. The points collected cannot be used to obtain services directly from the Bank.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

3.	New and amendment standards and interpretations:

The accounting policies adopted are consistent with those of the previous financial year. Amendments resulting from Improvements to IFRSs to the following standards did not have any impact on the accounting policies, financial position or performance of the Bank:

•	IFRS 24 Related Party Disclosures effective January 1, 2011.

•	IFRIC 14 Limit of a defined benefits asset, obligation to maintain minimum financing level and their interaction effective January 1, 2011.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

4.	Segment Reporting:

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

The Bank did not enter into transactions with a particular customer or third party that exceed 10% of its total income in 2010 and 2011.

The Bank carries out its business operations in Chile.

Transfer pricing between operating segments are on an arm’s length basis in a manner similar to transactions with third parties.

Taxes are managed at a corporate level and are not allocated to business segments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

4.	Segment Reporting, continued:

	As of December 31, 2009
	Retail MCh$	Wholesale MCh$	Treasury MCh$	Subsidiaries MCh$	Subtotal MCh$	Reclassifications and adjustments to conform IFRS MCh$	Note	Total MCh$
Net interest income	436,035	196,314	24,704	14,039	671,092	6,432		677,524
Net fees and commissions income	136,068	31,861	(123)	96,491	264,297	(12,442)		251,855
Other operating income	16,270	30,852	35,491	20,567	103,180	1,830		105,010

Total operating revenue	588,373	259,027	60,072	131,097	1,038,569	(4,180)	(1)	1,034,389
Provisions for loan losses	(154,685)	(68,137)	—	(619)	(223,441)	(17,904)	(2)	(241,345)
Depreciation and amortization	(16,745)	(7,217)	(5,529)	(2,536)	(32,027)	(4,420)	(3)	(36,447)
Other operating expenses	(300,735)	(107,033)	(2,926)	(75,763)	(486,457)	31,155	(4)	(455,302)
Income attributable to associates	520	(23)	—	343	840	—		840

Income before income taxes	116,728	76,617	51,617	52,522	297,484	4,651		302,135
Income taxes					(39,597)	(792)	(5)	(40,389)

Income after income taxes					257,887	3,859		261,746

Assets	6,169,113	7,336,807	3,095,493	1,056,358	17,657,771	(206,045)		17,451,726
Current and deferred taxes					83,012	(33,279)		49,733

Total assets					17,740,783	(239,324)	(6)	17,501,459

Liabilities	4,560,558	7,463,580	3,415,522	855,294	16,294,954	(433,498)		15,861,456
Current and deferred taxes					53,081	(14,063)		39,018

Total liabilities					16,348,035	(447,561)	(7)	15,900,474

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

4.	Segment Reporting, continued:

Reclassifications and adjustments to conform IFRS

(1)	The total effect due to the elimination adjustments to conform the total operating revenue correspond to MCh$(12,307). The total effect of IFRS adjustments correspond to MCh$8,127 which mainly stems from reclassification of allowances for loan losses and amortization of fair value loans from Citibank Chile.
(2)	The total effect relates to IFRS adjustments of MCh$(17,904), which mainly stem from differing allowances for loan losses.
(3)	The total effect relates to IFRS adjustments of MCh$(4,420), which stem from the amortization of intangibles and depreciation of property and equipment, from Citibank Chile.
(4)	The total effect due to the elimination adjustments to conform other operating expenses correspond to MCh$12,307. The total effect of IFRS adjustments correspond to MCh$18,848, which mainly stems from deviating provision for loan losses.
(5)	The total effect relates to IFRS adjustments of MCh$(792), which stem from deferred taxes.
(6)	The total effect due to the elimination adjustments to conform the consolidated financial position data in assets correspond to MCh$(280,564). The total effect of IFRS adjustments in assets correspond to MCh$41,240, which mainly stems from deviating allowances for loan losses, acquisition of Citibank Chile and deferred taxes effects.
(7)	The total effect due to the elimination adjustments to conform the consolidated financial position data in liabilities correspond to MCh$(280,564). The total effect of IFRS adjustments in liabilities correspond to MCh$(166,997), which mainly stems from providing for minimum dividends and differing allowances for loan losses.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

4.	Segment Reporting, continued:

	As of December 31, 2010
	Retail MCh$	Wholesale MCh$	Treasury MCh$	Subsidiaries MCh$	Subtotal MCh$	Reclassifications and adjustments to conform IFRS MCh$	Note	Total MCh$
Net interest income	517,459	218,348	21,997	10,144	767,948	(322)		767,626
Net fees and commissions income	145,316	40,955	(367)	117,561	303,465	(11,203)		292,262
Other operating income	9,752	21,755	56,093	22,607	110,207	(5,698)		104,509

Total operating revenue	672,527	281,058	77,723	150,312	1,181,620	(17,223)	(1)	1,164,397
Provisions for loan losses	(133,823)	(71,647)	—	(3,120)	(208,590)	50,939	(2)	(157,651)
Depreciation and amortization	(18,625)	(6,630)	(3,349)	(1,940)	(30,544)	(4,420)	(3)	(34,964)
Other operating expenses	(339,197)	(95,344)	(9,512)	(83,320)	(527,373)	18,110	(4)	(509,263)
Income attributable to associates	1,233	388	—	305	1,926	(317)		1,609

Income before income taxes	182,115	107,825	64,862	62,237	417,039	47,089		464,128
Income taxes					(38,509)	(8,004)	(5)	(46,513)

Income after income taxes					378,530	39,085		417,615

Assets	7,198,879	7,547,025	2,902,332	845,837	18,494,073	(278,650)		18,215,423
Current and deferred taxes					88,231	(27,190)		61,041

Total assets					18,582,304	(305,840)	(6)	18,276,464

Liabilities	5,459,085	7,812,367	3,277,059	629,666	17,178,177	(596,038)		16,582,139
Current and deferred taxes					—	—		—

Total liabilities					17,178,177	(596,038)	(7)	16,582,139

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

4.	Segment Reporting, continued:

Reclassifications and adjustments to conform IFRS

(1)	The total effect due to the elimination adjustments to conform the total operating revenue correspond to MCh$(12,275). The total effect of IFRS adjustments correspond to MCh$(4,948) which mainly stems from reclassification of allowances for loan losses and amortization of fair value loans from Citibank Chile.
(2)	The total effect relates to IFRS adjustments of MCh$50,939, which mainly stem from differing allowances for loan losses.
(3)	The total effect relates to IFRS adjustments of MCh$(4,420), which stem from the amortization of intangibles and depreciation of property and equipment, from Citibank Chile.
(4)	The total effect due to the elimination adjustments to conform other operating expenses correspond to MCh$12,838. The total effect of IFRS adjustments correspond to MCh$5,272, which represents reversal of write-offs of assets received in lieu of payments.
(5)	The total effect relates to IFRS adjustments of MCh$(8,004), which stem from deferred taxes.
(6)	The total effect due to the elimination adjustments to conform the consolidated financial position data in assets correspond to MCh$(375,552). The total effect of IFRS adjustments in assets correspond to MCh$69,712, which mainly stems from deviating allowances for loan losses, acquisition of Citibank Chile and deferred taxes effects.
(7)	The total effect due to the elimination adjustments to conform the consolidated financial position data in liabilities correspond to MCh$(375,552). The total effect of IFRS adjustments in liabilities correspond to MCh$(220,486), which mainly stems from providing for minimum dividends and differing allowances for loan losses.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

4.	Segment Reporting, continued:

	As of December 31, 2011
	Retail MCh$	Wholesale MCh$	Treasury MCh$	Subsidiaries MCh$	Subtotal MCh$	Reclassifications and adjustments to conform IFRS MCh$	Note	Total MCh$
Net interest income	589,040	247,471	20,460	4,204	861,175	16,300		877,475
Net fees and commissions income	163,232	39,406	(536)	116,955	319,057	(10,284)		308,773
Other operating income	15,478	1,181	11,508	27,511	55,678	19,185		74,863

Total operating revenue	767,750	288,058	31,432	148,670	1,235,910	25,201	(1)	1,261,111
Provisions for loan losses	(111,701)	(10,082)	(964)	(2,093)	(124,840)	(22,085)	(2)	(146,925)
Depreciation and amortization	(21,174)	(6,299)	(1,718)	(1,520)	(30,711)	(4,420)	(3)	(35,131)
Other operating expenses	(377,165)	(123,355)	(8,486)	(86,259)	(595,265)	16,785	(4)	(578,480)
Income attributable to associates	2,252	710	—	338	3,300	(246)		3,054

Income before income taxes	259,962	149,032	20,264	59,136	488,394	15,235		503,629
Income taxes					(59,588)	(5,854)	(5)	(65,442)

Income after income taxes					428,806	9,381		438,187

Assets	8,416,826	9,268,380	3,415,922	1,069,135	22,170,263	(464,730)		21,705,533
Current and deferred taxes					89,974	(29,949)		60,025

Total assets					22,260,237	(494,679)	(6)	21,765,558

Liabilities	6,468,025	8,983,599	4,214,432	855,006	20,521,062	(796,173)		19,724,889
Current and deferred taxes					—	—		—

Total liabilities					20,521,062	(796,173)	(7)	19,724,889

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

4.	Segment Reporting, continued:

Reclassifications and adjustments to conform IFRS

(1)	The total effect due to the elimination adjustments to conform the total operating revenue correspond to MCh$31,822. The total effect of IFRS adjustments correspond to MCh$(6,621) which mainly stems from reclassification of allowances for loan losses, amortization of fair value loans from Citibank Chile and embedded derivatives.
(2)	The total effect relates to IFRS adjustments of MCh$22,085, which mainly stem from differing allowances for loan losses.
(3)	The total effect relates to IFRS adjustments of MCh$(4,420), which stem from the amortization of intangibles and depreciation of property and equipment, from Citibank Chile.
(4)	The total effect due to the elimination adjustments to conform other operating expenses correspond to MCh$12,128. The total effect of IFRS adjustments correspond to MCh$4,657, which represents reversal of write-offs of assets received in lieu of payments.
(5)	The total effect relates to IFRS adjustments of MCh$(5,854), which stem from deferred taxes.
(6)	The total effect due to the elimination adjustments to conform the consolidated financial position data in assets correspond to MCh$(547,005). The total effect of IFRS adjustments in assets correspond to MCh$52,326, which mainly stems from deviating allowances for loan losses, acquisition of Citibank Chile and deferred taxes effects.
(7)	The total effect due to the elimination adjustments to conform the consolidated financial position data in liabilities correspond to MCh$(547,005). The total effect of IFRS adjustments in liabilities correspond to MCh$(249,168), which mainly stems from providing for minimum dividends and differing allowances for loan losses.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

5.	Cash and Cash Equivalents:

(a)	Details of cash and cash equivalents and its reconciliation to the statement of cash flows at each period are as follows:

	2010 MCh$	2011 MCh$
Cash and due from banks:
Cash	309,348	346,169
Current account with the Chilean Central Bank	310,358	139,328
Deposits in other domestic banks	110,000	106,656
Deposits abroad	42,623	288,993

Subtotal – Cash and due from banks	772,329	881,146
Net transactions in the course of collection	221,006	218,215
Highly liquid financial instruments (shown in other assets)	28,787	31,910
Repurchase agreements	19,902	40,478

Total cash and cash equivalents	1,042,024	1,171,749

Amounts in cash and Central Bank deposits are regulatory reserve deposits for which the Bank must maintain a certain monthly average.

(b)	Transactions in the course of collection

Transactions in the course of settlement are transactions for which the only remaining step is settlement, which will increase or decrease the funds in the Central Bank or in foreign banks, normally occurring within 12 to 24 business hours and are detailed as follows:

	2010	2011
	MCh$	MCh$
Assets
Documents drawn on other banks (clearing)	231,339	185,342
Funds receivable	198,417	188,297

Subtotal transactions in the course of collection	429,756	373,639

Liabilities
Funds payable	(208,750)	(155,424)

Subtotal transactions in the course of payment	(208,750)	(155,424)

Net transactions in the course of collection	221,006	218,215

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

6.	Financial Assets Held-for-Trading:

The detail of financial instruments classified as held-for-trading is as follows:

	2010	2011
	MCh$	MCh$
Instruments issued by the Chilean Government and Central Bank of Chile:
Central Bank bonds	44,624	66,243
Central Bank promissory notes	3,266	4,657
Other instruments issued by the Chilean Government and Central Bank	109,302	6,942
Other instruments issued in Chile
Mortgage bonds from domestic banks	196	61
Bonds from domestic banks	1,740	585
Deposits in domestic banks	119,002	191,003
Other instruments issued in Chile	1,635	370
Instruments issued by foreign institutions
Other instruments issued abroad	—	35,051

Total	279,765	304,912

Instruments issued by the Chilean Government and Central Bank include instruments sold under agreements to repurchase to customers and financial institutions, equivalent to MCh$29,811 as of December 31, 2011 (MCh$10,792 in 2010).

“Other instruments issued in Chile” include instruments sold under agreements to repurchase to customers and financial instruments, amounting to MCh$152,431 as of December 31, 2011 (MCh$56,743 in 2010).

Agreements to repurchase have an average expiration of 7 days as of year-end (8 days in 2010).

Additionally, the Bank holds financial investments in mortgage finance bonds issued by itself in the amount of MCh$64,929 as of December 31, 2011 (MCh$76,334 in 2010), which are presented as a reduction of the liability line item “Debt issued”.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

7.	Repurchase Agreements and Security Lending and Borrowing:

(a)	The Bank provides financing to its customers through “Receivables from Repurchase Agreements and Security Borrowing”, in which the financial instrument serves as collateral. As of December 31, 2010 and 2011, the Bank has the following receivables resulting from such transactions:

	Up to 1 month		Over 1 month and up to 3 month		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total
	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Instruments issued by the Chilean Governments and Central Bank of Chile
Central Bank bonds	92	10,021	—	—	—	—	—	—	—	—	—	—	92	10,021
Other instruments issued by the Chilean Government and Central Bank	5,014	—	—	—	—	—	—	—	—	—	—	—	5,014	—

Other Instruments Issued in Chile
Other instruments issued in Chile	7,610	30,191	68,346	6,270	1,725	1,499	—	—	—	—	—	—	77,681	37,960

Total	12,716	40,212	68,346	6,270	1,725	1,499	—	—	—	—	—	—	82,787	47,981

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

7.	Repurchase Agreements and Security Lending and Borrowing, continued:

(b)	The Bank obtains financing by selling financial instruments and committing to repurchase them at future dates, plus interest at a prefixed rate. As of December 31, 2010 and 2011 , the Bank has the following payables resulting from such transactions:

	Up to 1 month		Over 1 month and up to 3 month		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total
	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Instruments issued by the Chilean Governments and Central Bank of Chile
Central Bank bonds	12,013	49,025	—	—	—	—	—	—	—	—	—	—	12,013	49,025
Central Bank promissory notes	—	1,139	—	—	—	—	—	—	—	—	—	—	—	1,139
Other instruments issued by the Chilean Government and Central Bank	13,665	—	—	—	—	—	—	—	—	—	—	—	13,665	—

Other Instruments Issued in Chile
Deposit promissory notes from domestic banks	53,807	168,414	40	4,553	—	71	—	—	—	—	—	—	53,847	173,038
Bonds from domestic banks	2,230	—	—	—	—	—	—	—	—	—	—	—	2,230	—

Total	81,715	218,578	40	4,553	—	71	—	—	—	—	—	—	81,755	223,202

(c)	Securities given:

The carrying amount of securities lent and of “Payables from Repurchase Agreements and Security Lending” at December 31, 2011 is Ch$208,530 million (Ch$77,191 million in 2010). The counterparty is allowed to sell or repledge those securities in the absence of default by the Bank.

(d)	Securities received:

As part of reverse repurchase and securities borrowing agreements the Bank has received securities that it is allowed to sell or repledge in the absence of default by the owner. At December 31, 2011 the Bank held securities with a fair value of Ch$47,022 million (Ch$74,895 million in 2010) on such terms. The Bank has an obligation to return the securities to its counterparties.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

8.	Derivative Instruments and Accounting Hedges:

(a)	As of December 31, 2010 and 2011, the Bank’s portfolio of derivative instruments is detailed as follows:

	As of December 31, 2010
	Notional amount of contract with final expiration date in						Fair value
	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 12 months	Over 1 year and up to 3 years	Over 3 years and up to 5 years	Over 5 years	Asset	Liability
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Derivatives held for hedging of fair value
Cross currency swap	—	—	—	29,485	23,601	107,569	65	4,212
Interest rate swap	—	—	—	14,192	22,624	116,268	2,061	7,246

Total derivatives held for hedging purposes	—	—	—	43,677	46,225	223,837	2,126	11,458

Derivatives held as cash flow hedges
Interest rate swap and cross currency swap	—	—	—	—	—	—	—	—

Total Derivatives held as cash flow hedges	—	—	—	—	—	—	—	—

Derivatives held-for-trading purposes
Currency forward	3,697,884	2,505,564	3,590,728	417,789	1,076	—	118,705	191,280
Cross currency swap	127,949	320,000	1,050,845	2,223,196	245,930	240,437	284,702	227,381
Interest rate swap	295,000	182,456	828,375	1,923,619	514,806	538,621	82,688	97,767
Call currency options	9,836	30,725	49,436	—	—	—	133	109
Put currency options	468	30,725	2,084	—	—	—	—	429
Others	—	—	—	—	—	647,096	—	21

Total derivatives held-for-trading purposes	4,131,137	3,069,470	5,521,468	4,564,604	761,812	1,426,154	486,228	516,987

Total	4,131,137	3,069,470	5,521,468	4,608,281	808,037	1,649,991	488,354	528,445

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

8.	Derivative Instruments and Accounting Hedges, continued:

	As of December 31, 2011
	Notional amount of contract with final expiration date in						Fair value
	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 12 months	Over 1 year and up to 3 years	Over 3 years and up to 5 years	Over 5 years	Asset	Liability
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Derivatives held for hedging of fair value
Cross currency swap	—	—	—	13,376	17,260	125,952	—	11,148
Interest rate swap	—	—	—	15,750	25,108	184,784	—	27,273

Total derivatives held for hedging purposes	—	—	—	29,126	42,368	310,736	—	38,421

Derivatives held as cash flow hedges
Interest rate swap and cross currency swap	57,128	—	—	55,940	—	—	—	1,514

Total Derivatives held as cash flow hedges	57,128	—	—	55,940	—	—	—	1,514

Derivatives held-for-trading purposes
Currency forward	3,673,409	2,376,646	4,107,029	328,970	28,080	—	121,133	115,797
Cross currency swap	133,883	145,791	1,065,272	1,497,511	685,216	891,617	181,092	174,984
Interest rate swap	200,243	506,595	1,473,712	1,620,359	621,418	584,082	77,589	97,992
Call currency options	11,072	34,671	46,262	—	—	—	1,239	1,149
Put currency options	468	988	3,119	—	—	—	2	35
Others	—	—	—	—	—	672,384	—	21

Total derivatives held-for-trading purposes	4,019,075	3,064,691	6,695,394	3,446,840	1,334,714	2,148,083	381,055	389,978

Total	4,076,203	3,064,691	6,695,394	3,531,906	1,377,082	2,458,819	381,055	429,913

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

8.	Derivative Instruments and Accounting Hedges, continued:

(b)	Fair value Hedges:

The Bank uses cross-currency swaps and interest rate swaps to hedge its exposure to changes in the fair value of the hedged elements attributable to interest rates. The aforementioned hedge instruments change the effective cost of long-term issuances from a fixed interest rate to a variable interest rate, decreasing the duration and modifying the sensitivity to the shortest segments of the curve.

Below is a detail of the hedged elements and hedge instruments under fair value hedges as of December 31, 2010 and 2011:

	As of December 31,
	2010	2011
	MCh$	MCh$
Hedged element
Commercial loans	160,655	156,588
Corporate bonds	153,084	225,642

Total	313,739	382,230

Hedge instrument
Cross currency swap	160,655	156,588
Interest rate swap	153,084	225,642

Total	313,739	382,230

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

8.	Derivative Instruments and Accounting Hedges, continued:

(c)	Cash flow Hedges:

(c.1)	The Bank, starting in 2011, uses CLF/MNX cross currency swaps that hedge the exposure to two identified risks. The first risk being hedged is the exchange rate risk from bonds denominated in Mexican Pesos (MXN), and the second risk being hedged is the inflation risk from cash flows denominated in Unidad de Fomento (CLF). The Bank has documented and matched cash flows of the cross currency swaps to each hedged item.

(c.2)	Below is an estimate of the periods in which the estimated cash flows, that includes the interest and the capital amount, of the hedged item(s) are expected to be generated:

	2011
	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 12 months	Over 1 year and up to 3 years	Over 3 years and up to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item (Corporate bonds MXN)
Outflows	(235)	(470)	(2,349)	(62,048)	—	—	(65,102)
Hedged Instrument (Cross currency swap MXN leg) Inflows	235	470	2,349	62,048	—	—	65,102

Net cash flows	—	—	—	—	—	—	—

	2011
	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 12 months	Over 1 year and up to 3 years	Over 3 years and up to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item (Cash flows CLF)
Inflows	—	—	1,591	60,337	—	—	61,928
Hedged Instrument (Cross currency swap CLF leg) Outflows	—	—	(1,591)	(60,337)	—	—	(61,928)

Net cash flows	—	—	—	—	—	—	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

8.	Derivative Instruments and Accounting Hedges, continued:

(c)	Cash flow Hedges, continued:

(c.3)	Unrealized profit of Ch$485 millions generated from hedging instruments has been recorded in equity.

(c.4)	The net effect in income of derivatives cash flow hedges amount to Ch$1,029 millions.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

9.	Loans and Advance to Banks, net:

(a)	As of December 31, 2010 and 2011 , amounts are detailed as follows:

	2010	2011
	MCh$	MCh$
Domestic Banks
Interbank loans	13,149	15,059
Other credits with domestic banks	—	—
Provisions for loans to domestic banks	—	(5)

Subtotal	13,149	15,054

Foreign Banks
Loans to foreign banks	141,088	190,838
Overdrafts in current accounts	1	—
Credits with third countries	21,290	15,639
Other credits with foreign banks	174,514	127,076
Provisions for loans to foreign banks	(610)	(1,001)

Subtotal	336,283	332,552

Central Bank of Chile
Unavailable Central Bank deposits	—	300,000
Other Central Bank credits	156	819

Subtotal	156	300,819

Total	349,588	648,425

(b)	Provisions for loans to banks are detailed below:

	Bank’s Location
Detail	Chile	Abroad	Total
	MCh$	MCh$	MCh$
Balance as of January 1, 2009	—	316	316
Charge-offs	—	—	—
Provisions established	—	861	861
Provisions released	—	—	—

Balance as of December 31, 2009	—	1,177	1,177

Charge-offs	—	—	—
Provisions established	—	—	—
Provisions released	—	(567)	(567)

Balance as of December 31, 2010	—	610	610

Charge-offs	—	—	—
Provisions established	5	391	396
Provisions released	—	—	—

Balance as of December 31, 2011	5	1,001	1,006

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

10.	Loans to Customers, net:

(a)	Loans to Customers:

As of December 31, 2010 and 2011, the composition of the portfolio of loans is the following:

	As of December 31, 2010
	Asset before Allowance			Allowances established
	Normal Porfolio	Substandard Loans	Total	Individual Provisions	Group Provision	Total	Net Assets
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans
Commercial loans	6,597,336	372,038	6,969,374	(80,002)	(48,147)	(128,149)	6,841,225
Foreign trade loans	783,422	130,236	913,658	(50,249)	(279)	(50,528)	863,130
Current account debtors	109,881	12,225	122,106	(5,342)	(1,931)	(7,273)	114,833
Factoring transactions	465,750	11,383	477,133	(5,567)	(507)	(6,074)	471,059
Commercial lease transactions (1)	706,707	70,587	777,294	(11,958)	(5,723)	(17,681)	759,613
Other loans and accounts receivable	34,385	3,456	37,841	(363)	(1,490)	(1,853)	35,988

Subtotal	8,697,481	599,925	9,297,406	(153,481)	(58,077)	(211,558)	9,085,848

Mortgage loans
Mortgage bonds (2)	149,039	15,435	164,474	—	(1,443)	(1,443)	163,031
Transferable mortgage loans	197,745	7,515	205,260	—	(1,106)	(1,106)	204,154
Other residential real estate mortgage loans	2,507,963	48,372	2,556,335	—	(12,700)	(12,700)	2,543,635
Other loans and accounts receivable	116	436	552	—	(25)	(25)	527

Subtotal	2,854,863	71,758	2,926,621	—	(15,274)	(15,274)	2,911,347

Consumer loans
Consumer loans in installments	1,389,887	92,169	1,482,056	—	(101,415)	(101,415)	1,380,641
Current account debtors	221,093	9,674	230,767	—	(4,261)	(4,261)	226,506
Credit card debtors	429,266	11,525	440,791	—	(15,485)	(15,485)	425,306
Other loans and accounts receivable	336	18	354	—	(34)	(34)	320

Subtotal	2,040,582	113,386	2,153,968	—	(121,195)	(121,195)	2,032,773

Total	13,592,926	785,069	14,377,995	(153,481)	(194,546)	(348,027)	14,029,968

(1)	In this item, the Bank finances its customers purchases of assets, including real estate and other personal property, through finance lease agreements. As of December 31, 2010, MCh$353,455 corresponds to finance leases for real estate and MCh$423,839 correspond to finance leases for other assets.
(2)	For mortgage Bonds that finance residential mortgage loans, it is important to note that the Bank is solely responsible for the payment of that obligation to the mortgage bond holders, regardless of the payment behavior of the residential mortgage borrower. Accordingly, none of our residential mortgage loans serves as a guarantee or collateral for our mortgage bonds.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

10.	Loans to Customers, net, continued:

(b)	Loans to Customers continued:

	As of December 31, 2011
	Asset before Allowance			Allowances established
	Normal Porfolio	Substandard Loans	Total	Individual Provisions	Group Provision	Total	Net Assets
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans
Commercial loans	7,705,590	210,906	7,916,496	(107,796)	(57,420)	(165,216)	7,751,280
Foreign trade loans	1,442,460	66,687	1,509,147	(58,458)	(504)	(58,962)	1,450,185
Current account debtors	212,595	1,884	214,479	(2,178)	(2,074)	(4,252)	210,227
Factoring transactions	586,576	2,522	589,098	(4,499)	(613)	(5,112)	583,986
Commercial lease transactions (1)	973,013	23,553	996,566	(9,275)	(7,105)	(16,380)	980,186
Other loans and accounts receivable	27,430	4,177	31,607	(372)	(1,905)	(2,277)	29,330

Subtotal	10,947,664	309,729	11,257,393	(182,578)	(69,621)	(252,199)	11,005,194

Mortgage loans
Mortgage bonds (2)	123,797	10,580	134,377	—	(871)	(871)	133,506
Transferable mortgage loans	169,424	5,834	175,258	—	(881)	(881)	174,377
Other residential real estate mortgage loans	3,250,235	47,096	3,297,331	—	(14,151)	(14,151)	3,283,180
Other loans and accounts receivable	64	404	468	—	(1)	(1)	467

Subtotal	3,543,520	63,914	3,607,434	—	(15,904)	(15,904)	3,591,530

Consumer loans
Consumer loans in installments	1,661,799	101,302	1,763,101	—	(110,190)	(110,190)	1,652,911
Current account debtors	223,871	9,101	232,972	—	(5,806)	(5,806)	227,166
Credit card debtors	553,574	15,716	569,290	—	(22,570)	(22,570)	546,720
Other loans and accounts receivable	251	6	257	—	(22)	(22)	235

Subtotal	2,439,495	126,125	2,565,620	—	(138,588)	(138,588)	2,427,032

Total	16,930,679	499,768	17,430,447	(182,578)	(224,113)	(406,691)	17,023,756

(1)	In this item, the Bank finances its customers purchases of assets, including real estate and other personal property, through finance lease agreements. As of December 31, 2011, MCh$305,600 corresponds to finance leases for real estate and MCh$600,966 correspond to finance leases for other assets.
(2)	For mortgage Bonds that finance residential mortgage loans, it is important to note that the Bank is solely responsible for the payment of that obligation to the mortgage bond holders, regardless of the payment behavior of the residential mortgage borrower. Accordingly, none of our residential mortgage loans serves as a guarantee or collateral for our mortgage bonds.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

10.	Loans to Customers, net, continued:

(b)	Allowances for loan losses:

Movements in allowances for loan losses during 2009, 2010 and 2011 periods are as follows:

	Allowances
	Individual	Group	Total
	MCh$	MCh$	MCh$
Balance as of January 1, 2009	105,854	119,254	225,108
Charge-offs:
Commercial loans	(79,509)	(6,521)	(86,030)
Mortgage loans	—	(2,088)	(2,088)
Consumer loans	—	(93,675)	(93,675)

Total charge-offs	(79,509)	(102,284)	(181,793)
Allowances established	101,609	168,696	270,305
Allowances released	—	(1,519)	(1,519)

Balance as of December 31, 2009	127,954	184,147	312,101

Balance as of January 1, 2010	127,954	184,147	312,101
Charge-offs:
Commercial loans	(13,838)	(32,581)	(46,419)
Mortgage loans	—	(2,376)	(2,376)
Consumer loans	—	(100,298)	(100,298)

Total charge-offs	(13,838)	(135,255)	(149,093)
Allowances established	39,365	145,654	185,019
Allowances released	—	—	—

Balance as of December 31, 2010	153,481	194,546	348,027

Balance as of January 1, 2011	153,481	194,546	348,027
Charge-offs:
Commercial loans	(7,548)	(30,588)	(38,136)
Mortgage loans	—	(2,923)	(2,923)
Consumer loans	—	(92,951)	(92,951)

Total charge-offs	(7,548)	(126,462)	(134,010)
Allowances established	36,645	156,029	192,674
Allowances released	—	—	—

Balance as of December 31, 2011	182,578	224,113	406,691

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

10.	Loans to Customers, net, continued:

(c)	During 2010 and 2011, the Bank and its subsidiaries presented the following allowance for loan losses associated with impaired loans and with non-impaired loans:

	As of December 31,
	2010	2011
	MCh$	MCh$
Individual impaired	113,705	127,717
Group impaired	90,550	102,989

Allowances for loans impaired	204,255	230,706

Provision for not yet identified but incurred impairment	143,772	175,985

Total allowances for loan losses	348,027	406,691

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

10.	Loans to Customers, net, continued:

(d)	Finance Lease Contracts:

The Bank’s scheduled cash flows to be received from finance leasing contracts have the following maturities:

	Total receivable		Unearned income		Net lease receivable (*)
	2010	2011	2010	2011	2010	2011
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Due within one year	261,877	338,406	(32,363)	(42,362)	229,514	296,044
Due after 1 year but within 2 years	188,469	257,239	(24,587)	(31,668)	163,882	225,571
Due after 2 years but within 3 years	129,086	176,620	(16,910)	(20,847)	112,176	155,773
Due after 3 years but within 4 years	87,809	110,512	(11,870)	(14,280)	75,939	96,232
Due after 4 years but within 5 years	57,461	68,860	(8,635)	(10,089)	48,826	58,771
Due after 5 years	163,553	183,112	(19,535)	(22,831)	144,018	160,281

Total	888,255	1,134,749	(113,900)	(142,077)	774,355	992,672

(*)	The net balance receivable does not include past-due portfolio totaling MCh$2,939 and MCh$3,894 as of December 31, 2010 and 2011, respectively.

The leasing contracts are related to real estate, industrial machinery, vehicles and computer equipment. The leasing contracts have an average life of between 3 and 8 years.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

10.	Loans to Customers, continued:

(e)	Loans by industry sector:

The following table details the Bank’s loan portfolio (before allowances for loans losses) as of December 31, 2010 and 2011 by the customer’s industry sector:

	Location
	Chile		Abroad		Total
	2010	2011	2010	2011	2010		2011
	MCh$	MCh$	MCh$	MCh$	MCh$	%	MCh$	%
Commercial loans:
Services	2,186,184	2,553,931	659,338	772,782	2,845,522	19.79	3,326,713	19.09
Commerce	1,508,252	1,388,792	7,311	2,804	1,515,563	10.54	1,391,596	7.98
Manufacturing	1,174,339	1,462,267	—	—	1,174,339	8.17	1,462,267	8.39
Construction	932,436	1,158,367	—	—	932,436	6.49	1,158,367	6.65
Agriculture and livestock	639,711	793,272	—	—	639,711	4.45	793,272	4.55
Transportation	472,043	419,043	—	—	472,043	3.28	419,043	2.40
Mining	104,696	350,641	—	65,976	104,696	0.73	416,617	2.39
Electricity, gas and water	189,669	223,328	—	—	189,669	1.32	223,328	1.28
Fishing	157,208	173,016	—	—	157,208	1.09	173,016	0.99
Telecom	110,585	142,147	—	—	110,585	0.77	142,147	0.82
Forestry	44,136	41,479	—	—	44,136	0.31	41,479	0.24
Other	1,081,301	1,656,246	30,197	53,302	1,111,498	7.73	1,709,548	9.81

Subtotal	8,600,560	10,362,529	696,846	894,864	9,297,406	64.67	11,257,393	64.59

Residential mortgage loans	2,926,621	3,607,434	—	—	2,926,621	20.36	3,607,434	20.70
Consumer loans	2,153,968	2,565,620	—	—	2,153,968	14.97	2,565,620	14.71

Total	13,681,149	16,535,583	696,846	894,864	14,377,995	100.00	17,430,447	100.00

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

11.	Financial Assets Available-for-sale:

As of December 31, 2010 and 2011, investment securities classified as available-for-sale are detailed as follows:

	2010	2011
	MCh$	MCh$
Instruments issued by the Chilean Government and Central Bank of Chile:
Bonds issued by the Chilean Government and Central Bank	67,822	158,865
Promissory notes issued by the Chilean Government and Central Bank	212,816	58,564
Other instruments	90,849	194,965
Other instruments issued in Chile:
Equity instruments valued at cost	2,222	2,222
Mortgage bonds from domestic banks	70,055	87,966
Bonds from domestic banks	73,331	124,203
Deposits from domestic banks	398,789	521,881
Bonds from other Chilean companies	35,138	48,790
Promissory notes issued by other Chilean companies	5,329	5,659
Other instruments	116,682	139,602
Instruments issued by foreign institutions:
Other instruments issued abroad	84,072	128,403

Total	1,157,105	1,471,120

Instruments issued by the Chilean Government and Central Bank include instruments with agreements to repurchase sold to clients and financial institutions, totaling MCh$9,656 and MCh$26,288 as of December 31, 2010 and 2011. The agreements to repurchase have an average maturity of 12 days as of December 31, 2010 and 2011 respectively.

As of December 31, 2011, the portfolio of financial assets available-for-sale includes a net unrealized loss of MCh$696 (net unrealized gain of MCh$8,314 in 2010) recorded in other comprehensive income within equity.

The equity investments values at cost represent shares of servicing companies that the Bank is obliged to hold in order to benefit from these services. There is no active market for these shares and their fair value cannot be measured reliably. However, the difference between cost and fair value is not expected to be significant.

During 2010 and 2011, there is no evidence of impairment of financial assets available-for-sale.

As of December 31, 2010 and 2011, the Bank and its subsidiaries do not hold financial assets held-to-maturity.

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

Gross profits and losses realized and unrealized on the sale of available for sale investments for the period ended December 31, 2009, 2010 and 2011 are as follows:

	2009	2010	2011
	MCh$	MCh$	MCh$
Net gain (loss) on available for sale before income tax (1)	27,941	(363)	(9,484)
Tax (expense) benefit (2)	(4,750)	(162)	1,866

Net of tax amount (3)	23,191	(525)	(7,618)

(1)	These amounts do not included realized gain or loss recorded to the period and which are detailed in Note 30 “Net financial operating income”. As of December 31, 2009, 2010 and 2011 these amount are MCh$14,840, MCh$(10,248) and MCh$932, respectively.
(2)	This amount corresponds to the deferred taxes of the unrealized gain or loss and which are included in Note 16 (d).
(3)	This amount corresponds to the unrealized gain or loss, net of deferred tax and which are included in “Consolidated Statement of Changes in Equity”.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

12.	Investments in Other Companies:

(a)	This item includes investments in other companies for an amount of MCh$11,072 and MCh$13,196 as of December 31, 2010 and 2011 respectively, which is detailed as follows:

						Investment
		Ownership Interest		Equity		Book Value		Income (Loss)
		2010	2011	2010	2011	2010	2011	2009	2010	2011
Company	Shareholder	%	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Investments value at equity method:
Servipag Ltda. (1)	Banco de Chile	50.00	50.00	6,176	7,397	3,088	3,698	15	376	611
Redbanc S.A.	Banco de Chile	38.13	38.13	4,764	5,480	1,817	2,090	202	78	492
Soc. Operadora de Tarjetas de Crédito Nexus S.A.	Banco de Chile	25.81	25.81	6,412	6,412	1,655	1,655	188	227	300
Transbank S.A.	Banco de Chile	26.16	26.16	6,205	6,274	1,623	1,641	254	292	313
Artikos Chile S.A. (1)	Banco de Chile	50.00	50.00	1,840	1,984	920	992	353	222	72
Administrador Financiero del Transantiago S.A.	Banco de Chile	20.00	20.00	3,879	8,714	776	1,743	(349)	193	967
Soc. Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A.(2)	Banco de Chile	14.17	14.17	3,347	3,795	474	538	74	59	102
Sociedad Interbancaria de Depósitos de Valores S.A.	Banco de Chile	26.81	26.81	1,392	1,573	373	422	85	115	92
Centro de Compensación Automatizado S.A.	Banco de Chile	33.33	33.33	1,039	1,252	346	417	18	47	105

Subtotal						11,072	13,196	840	1,609	3,054

(1)	Banco de Chile does not possess more than half of the voting rights and there are no other indicators of control. Therefore, Banco de Chile only possesses significant influence over this company.
(2)	Banco de Chile has significant influence in Soc. Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A. because they have the right to designate one director of the board.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

12.	Investments in Other Companies, continued:

(b)	The total carrying amount of the Bank’s associates is explained as follows:

	2010	2011
	MCh$	MCh$
Share of the associate’s statement of financial position
Current assets	379,983	479,842
Non-current assets	56,447	62,753
Current liabilities	393,873	493,287
Non-current liabilities	7,503	6,427
Equity	35,054	42,881
Share of the associate’s revenue and profit
Revenue	10,421	21,043
Profit	6,126	10,901
Carrying amount of the investment	11,072	13,196

(c)	The reconciliation between opening and ending balance of investments in other companies that are not consolidated in 2010 and 2011 is detailed as follows:

	2009	2010	2011
	MCh$	MCh$	MCh$
Balance as of January 1,	11,293	10,494	11,072
Acquisitions (sales)	(169)	4	—
Participation in net income	840	1,609	3,054
Dividends received	(1,002)	(984)	(761)
Other	(468)	(51)	(169)

Balance as of December 31,	10,494	11,072	13,196

(d)	As of December 31, 2010 and 2011 no impairment has incurred in these investments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

13.	Intangible Assets:

(a)	Movements in intangible assets during the 2009, 2010 and 2011 periods are as follows:

	Goodwill (1)	Intangible assets arising from business combinations(2)	Software or computer programs	Total
	MCh$	MCh$	MCh$	MCh$
Gross Balance
Balance as of January 1, 2009	16,714	56,249	60,791	133,754
Acquisitions	—	—	8,369	8,369
Disposals	—	—	(43)	(43)

Balance as of December 31, 2009	16,714	56,249	69,117	142,080

Acquisitions	—	—	15,326	15,326
Disposals	—	—	(15)	(15)

Balance as of December 31, 2010	16,714	56,249	84,428	157,391

Acquisitions	—	—	9,597	9,597
Disposals	—	—	(1,903)	(1,903)

Balance as of December 31, 2011	16,714	56,249	92,122	165,085

Accumulated Amortization and Impairment
Balance as of January 1, 2009	—	(6,127)	(33,303)	(39,430)
Amortization for the year	—	(6,277)	(8,228)	(14,505)
Impairment loss	—	—	—	—
Disposals	—	—	37	37

Balance as of December 31, 2009	—	(12,404)	(41,494)	(53,898)

Amortization for the year	—	(6,277)	(8,753)	(15,030)
Impairment loss	—	—	—	—
Disposals	—	—	—	—

Balance as of December 31, 2010	—	(18,681)	(50,247)	(68,928)

Amortization for the year	—	(6,274)	(9,288)	(15,562)
Impairment loss	—	—	(296)	(296)
Disposals	—	—	727	727

Balance as of December 31, 2011	—	(24,955)	(59,104)	(84,059)

Net balance as of December 31, 2009	16,714	43,845	27,623	88,182

Net balance as of December 31, 2010	16,714	37,568	34,181	88,463

Net balance as of December 31, 2011	16,714	31,294	33,018	81,026

(1)	Goodwill corresponds mainly to business combination with Citibank Chile whose amount is of MCh$12,595 that represents the value of synergies to be generated in the combination process and the acquisition of know-how.
(2)	Intangible assets arising from business combinations include assets with indefinite useful lives acquired in the business combination with Citibank Chile (Brands).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

13.	Intangible Assets, continued:

(b)	Impairment testing of Goodwill

For goodwill impairment purposes, testing is controlled at the level of operating segments described above and in Note 4 to financial statements. This is according to IAS 36, where the operating segment represents the lowest level within the entity at which the goodwill is monitored for internal management purposes. Additionally, in this case, business-generating units are not larger than an operating segment, but the same.

Goodwill acquired through business combinations has been allocated to 4 individual cash-generating units for impairment testing as follows:

Business Segments	2010 MCh$	2011 MCh$
Retail	5,928	5,928
Wholesale	2,135	2,135
Treasury and money market operations	4,512	4,512
Subsidiaries	4,139	4,139

Total	16,714	16,714

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

The DCF model uses earnings projections for a five-year period which, for purposes of the goodwill impairment test, are extrapolated to a ten-year period assuming a declining growth rate and are discounted to their present value. Estimating future earnings requires judgment, considering past and actual performance as well as expected developments in the respective markets and in the overall macro-economic environment. Earnings projections beyond the initial ten-year period are, where applicable, adjusted to derive a sustainable level and assumed to increase by or converging towards a constant long-term growth rate, which is based on expectations for the development of gross domestic product and inflation, and are captured in the terminal value. The real growth rates are slightly higher than the industry for the first five years, assuming a market share of 20% over the mid-term. In the long term, 5 to 10 years for BCH are considered the same grown rates than the industry. Regarding the discount rate, the valuation of the segments considered raising discount rates of 10%, 11% and 12% as of December 31, 2011.

The value in use of a cash-generating unit is sensitive to the earnings projections, to the discount rate applied and, to a much lesser extent, to the long-term growth rate. The discount rates applied have been determined based on the capital asset pricing model. Variations in the market factors might impact the calculation of the discount rates. As of December 31, 2010 and 2011 the Bank did not determine any impairment on goodwill.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

13.	Intangible Assets, continued:

(c)	As of December 31, 2010 and 2011, the Bank has made the following commitments to purchase intangible assets, which have not been capitalized:

	Amount of Commitment
	2010	2011
	MCh$	MCh$
Software and licenses	5,152	6,639

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

14.	Property and Equipment:

(a)	As of December 31, 2010 and 2011, this account and its movements are detailed as follows:

	Land and Buildings	Equipment	Other	Total
	MCh$	MCh$	MCh$	MCh$
Cost
Balance as of January 1, 2010	171,215	116,141	122,663	410,019
Additions	5,387	7,922	9,020	22,329
Disposals/write-downs	(2,661)	(4,054)	(2,611)	(9,326)
Transfers	—	1	(1)	—

Accumulated depreciation	(32,123)	(98,464)	(87,039)	(217,626)
Impairment loss	(209)	(284)	(551)	(1,044)

Balance as of December 31, 2010	141,609	21,262	41,481	204,352

Balance as of January 1, 2011	173,732	119,726	128,520	421,978
Additions	3,481	8,797	9,795	22,073
Disposals/write-downs	(947)	(3,893)	(846)	(5,686)
Transfers	—	5	(5)	—
Accumulated depreciation	(32,329)	(103,013)	(94,800)	(230,142)
Impairment loss	—	(3)	(332)	(335)

Balance as of December 31, 2011	143,937	21,619	42,332	207,888

Accumulated Depreciation
Balance as of January 1, 2010	(30,155)	(92,922)	(81,095)	(204,172)
Depreciation charges in the period	(2,196)	(8,422)	(8,935)	(19,553)
Sales and disposals in the period	228	2,880	2,991	6,099
Transfers	—	—	—	—

Balance as of December 31, 2010	(32,123)	(98,464)	(87,039)	(217,626)

Depreciation charges in the period	(1,986)	(8,439)	(8,764)	(19,189)
Sales and disposals in the period	1,780	3,890	1,003	6,673
Transfers	—	—	—	—

Balance as of December 31, 2011	(32,329)	(103,013)	(94,800)	(230,142)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

14.	Property and equipment, continued:

(b)	As of December 31, 2010 and 2011, the Bank has operating lease agreements in which it acts as lessee that cannot be terminated unilaterally; Information on future payments is detailed as follows:

	Expenses for the year		Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total
	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Lease agreements	21,997	25,924	2,342	2,054	4,799	4,017	14,749	16,964	30,042	32,143	23,060	25,505	51,015	54,931	126,007	135,614

As these lease agreements are operating leases under IAS 17 the leased assets are not presented in the Bank’s statement of financial position.

The Bank has entered into commercial leases of real estate. These leases have an average life of 10 years. There are no restrictions placed upon the lessee by entering into the lease.

(c)	As of December 31, 2010 and 2011, the Bank does not have any finance lease agreements as lessee and, therefore, there are no property and equipment balances to be reported from such transactions as of December 31, 2010 and 2011.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

15.	Investment Properties:

	2009	2010	2011
	MCh$	MCh$	MCh$
Net Balance as of January 1,	18,397	17,840	17,459
Additions resulting from business combinations	—	—	—
Disposals	—	—	—
Depreciation charges in the period	(557)	(381)	(380)
Impairment	—	—	—

Net balance as of December 31,	17,840	17,459	17,079

Estimated useful lives applied by the Bank are presented in Note 2 (r) on Property and equipment.

As of December 31, 2011 the fair value of the investment properties held by the Bank is MCh$57,193 million (December 31, 2010: MCh$55,041 million).

In 2011, the Bank earned income of MCh$5,034 million (2010: Ch$4,552 million) renting out their investment properties. In the same period it has incurred corresponding expenses of MCh$2,038 and MCh$2,559 per year in 2010 and 2011.

16.	Current Taxes and Deferred Taxes:

(a)	Current Tax:

As of each year end, the Bank and its subsidiaries have established a First Category Income Tax Provision of MCh$(3,363) and MCh$3,095 as of December 31, 2010 and 2011, determined in accordance with current tax laws. The net tax to be paid or recovered is detailed as follows:

	2010	2011
	MCh$	MCh$
Income taxes, 17% rate	54,112	64,590
Tax from previous periods	3,052	—
Tax on non-deductible expenses (tax rate 35%)	1,835	1,701
Less:
Monthly prepaid taxes (PPM)	(53,108)	(62,225)
Credit for training expenses	(1,327)	(742)
Other	(7,927)	(229)

Total (1)	(3,363)	3,095

(1)	Negative amount represent a tax recovery and a positive amount represent a tax payable.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

16.	Current and Deferred Taxes, continued:

(b)	Income Tax:

The Bank’s tax expense recorded for the years ended December 31, 2009, 2010 and 2011 is detailed as follows:

	2009	2010	2011
	MCh$	MCh$	MCh$
Income tax expense:
Current year taxes	(68,954)	(54,112)	(64,590)
Tax from previous periods	(1,722)	1,723	1,203

Subtotal	(70,676)	(52,389)	(63,387)

Credit (charge) for deferred taxes:
Origin and reversal of temporary differences	33,945	5,443	5,433
Effect of changes in tax rate	—	2,263	(5,042)
Change in unrecognized temporary differences	(1,330)	—	—

Subtotal	32,615	7,706	391

Non deductible expenses (Art. 21 Income Tax Law)	(2,319)	(1,835)	(1,701)
Other	(9)	5	(745)

Net charge to income for income taxes	(40,389)	(46,513)	(65,442)

(c)	Reconciliation of effective tax rate:

The following table reconciles the income tax rate to the effective rate applied to determine the Bank’s income tax expense as of December 31, 2009, 2010 and 2011.

	2009		2010		2011
	Tax rate %	MCh$	Tax rate %	MCh$	Tax rate %	MCh$
Income tax calculated on net income before tax	17.00	51,363	17.00	78,902	20.00	100,726
Additions or deductions[1]	(6.78)	(20,478)	(5.73)	(26,602)	(7.33)	(36,929)
Non-deductible expenses tax	0.77	2,319	0.40	1,835	0.34	1,701
Tax from previous years	1.01	3,052	(0.37)	(1,723)	(0.24)	(1,203)
Effect of changes in tax rate	—	—	(0.49)	(2,263)*	1.00	5,042 *
Other	1.37	4,133	(0.78)	(3,636)	(0.77)	(3,895)

Effective rate and income tax expense	13.37	40,389	10.03	46,513	13.00	65,442

The effective rate for income tax for 2011 is 13.00% (13.37% and 10.03% in 2009 and 2010).

1	The deductions of the tax rate for 2009, 2010 and 2011 mainly relate to specific adjustments from tax-exempt distribution of income to SAOS of 34.64% (2009 and 2010) and 32.89% (2011) of the Bank’s profits as well as adjustments relating to its subsidiaries.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

16.	Current and Deferred Taxes, continued:

*	According to the Law No. 20,455 issued in 2010 and the instructions of the Circular No. 63 of September 30, 2010, issued by the Chilean Internal Revenue Service (SII) is temporarily changed the tax rates of the first category according to the following :

Year	Tax rate
2011	20.0%
2012	18.5%
2013 hereinafter	17.0%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

16.	Current and Deferred Taxes, continued:

(d)	Effect of deferred taxes on income and equity:

During the year 2011, the Bank has recorded the effects of deferred taxes in accordance with IAS 12.

The effects of deferred taxes on assets, liabilities and income accounts are detailed as follows:

	Balance as of	Effect		Balance as of	Unrecognized	Effect		Balance as of	Effect		Balance as of
	December 31,			December 31,	temporary			December 31,			December 31,
	2008	Income	Equity	2009	differences	Income	Equity	2010	Income	Equity	2011
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Debit Differences:
Allowances for loan losses	38,043	18,525	—	56,568	—	6,735	—	63,303	(2,565)	—	60,738
Obligations with agreements to repurchase	8,101	(9,194)	—	(1,093)	—	853	—	(240)	997	—	757
Leasing equipment	3,311	2,665	—	5,976	—	2,918	—	8,894	3,426	—	12,320
Personnel provisions	3,827	(538)	—	3,289	—	1,392	—	4,681	532	—	5,213
Staff vacations	3,056	(205)	—	2,851	—	745	—	3,596	41	—	3,637
Accrued interests and indexation adjustments from past due loans	2,383	(1,266)	—	1,117	—	349	—	1,466	107	—	1,573
Staff severance indemnities provisions	894	175	—	1,069	—	49	—	1,118	61	—	1,179
Other adjustments	4,132	(1,806)	—	2,326	53	6,726	—	9,105	(4,447)	—	4,658

Total debit differences	63,747	8,356	—	72,103	53	19,767	—	91,923	(1,848)	—	90,075

Credit Differences:
Investments with agreements to repurchase	7,843	(7,843)	—	—	—	872	—	872	1,239	—	2,111
Depreciation of property and equipment and investment properties	14,207	(82)	—	14,125	—	(737)	—	13,388	(1,779)	—	11,609
Deferred taxes, modification of accounting method in equity	552	(96)	—	456	—	(456)	—	—	—	—	—
Adjustment for valuation financial assets available-for-sale	(3,419)	—	4,750	1,331	—	—	162	1,493	—	(1,866)	(373)
Hedged cash adjustment	—	—	—	—	—	—	—	—	—	(90)	(90)
Transitory assets	4,661	(2,826)	—	1,835	—	(166)	—	1,669	1,011	—	2,680
Derivative instruments adjustments	(526)	(10,740)	—	(11,266)	—	12,585	—	1,319	(1,614)	—	(295)
Other adjustments	18,561	(2,672)	—	15,889	(348)	(37)	—	15,504	(1,096)	—	14,408

Total credit differences	41,879	(24,259)	4,750	22,370	(348)	12,061	162	34,245	(2,239)	(1,956)	30,050

Deferred tax assets, net	21,868	32,615	(4,750)	49,733	401	7,706	(162)	57,678	391	1,956	60,025

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

17.	Other Assets:

As of December 31, 2010 and 2011, other assets are detailed as follows:

	2010	2011
	MCh$	MCh$
Documents intermediated	103,448	77,613
Assets held for leasing (*)	90,792	74,185
Mutual funds	28,787	31,910
Other accounts and notes receivable	25,546	9,851
VAT receivable	8,251	9,557
Assets received or awarded as payment:
Assets received in lieu of payment	10,418	15,554
Provisions for assets received in lieu of payment	(15)	(1,118)
Pending transactions	5,115	3,532
Prepaid expenses	4,494	4,567
Recoverable income taxes	4,442	5,373
Commissions receivable	3,772	4,193
Recovered leased assets for sale	2,197	203
Transactions in progress	2,171	1,340
Rental guarantees	1,145	1,344
Accounts receivable for sale of assets received in lieu of payment	1,079	530
Other	12,783	15,676

Total	304,425	254,310

(*)	These correspond to property and equipment to be given under a finance lease.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

18.	Current Accounts and Other Demand Deposits:

As of December 31, 2010 and 2011, current accounts and other demand deposits are detailed as follows:

	2010 MCh$	2011 MCh$
Current accounts	3,611,894	3,968,504
Other demand deposits and accounts	318,993	310,527
Other demand deposits	515,294	616,395

Total	4,446,181	4,895,426

19.	Saving Accounts and Time Deposits:

As of December 31, 2010 and 2011, saving accounts and time deposits are detailed as follows:

	2010 MCh$	2011 MCh$
Time deposits	7,497,073	9,081,335
Term saving accounts	173,404	177,900
Other term balances payable	27,491	23,089

Total	7,697,968	9,282,324

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

20.	Borrowings from Financial Institutions:

As of December 31, 2010 and 2011, borrowings from financial institutions are detailed as follows:

	2010 MCh$	2011 MCh$
Domestic banks
Interbank loans	—	—
Current account overdrafts	—	—

Subtotal	—	—

Foreign banks
Foreign trade financing
Chilean export financing	1,088,766	1,444,826
Chilean import financing	16,236	23,970
Borrowings and other obligations
Short-term borrowings	9,426	—
Current account overdrafts	49,565	4,252
Long-term borrowings	117,299	195,036

Subtotal	1,281,292	1,668,084

Chilean Central Bank
Borrowings and other obligations	—	—
Debt reprogramming credit lines	80	22,855

Subtotal	80	22,855

Total	1,281,372	1,690,939

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

21.	Debt Issued:

As of December 31, 2010 and 2011, Debt issued is detailed as follows:

	2010 MCh$	2011 MCh$
Mortgage bonds	198,868	152,098
Bonds	820,331	1,488,369
Subordinated bonds	744,966	747,874

Total	1,764,165	2,388,341

During 2011, Banco de Chile issued bonds in an amount of Ch$749,586 million, all of which corresponds to unsubordinated bonds.

Bonds

Series	MCh$	Term	Interest rate	Currency	Issued date	Maturity date
BCHIUE0510	82,639	6 years	2.20%	UF	05/20/2011	05/20/2017
BCHIUG0610	81,802	11 years	2.70%	UF	05/27/2011	05/27/2022
BCHIUC0510	37,866	5 years	2.20%	UF	07/07/2011	07/07/2016
BCHIUF0610	36,608	10 years	2.70%	UF	07/07/2011	07/07/2021
BCHIUI0611	42,944	7 years	3.20%	UF	07/12/2011	07/12/2018
BCHIUI0611	34,096	7 years	3.20%	UF	07/20/2011	07/20/2018
BCHIUK0611	52,866	11 years	3.50%	UF	07/28/2011	07/28/2022
BCHIUD0510	46,014	6 years	2.20%	UF	07/28/2011	07/28/2017
BCHIUK0611	33,451	11 years	3.50%	UF	07/29/2011	07/29/2022
BCHIUI0611	432	7 years	3.20%	UF	08/02/2011	08/02/2018
BCHIUI0611	756	7 years	3.20%	UF	08/03/2011	08/03/2018
BCHIUJ0811	48,045	8 years	3.20%	UF	09/12/2011	09/12/2019
BCHI-B1208	84,912	7 years	2.20%	UF	09/12/2011	09/12/2018
BCHIUD0510	12,790	6 years	2.20%	UF	09/22/2011	09/22/2017
BCHIUH0611	21,668	6 years	3.00%	UF	09/29/2011	09/29/2017
BCHIUI0611	65,014	7 years	3.20%	UF	09/30/2011	09/30/2018
BCHIUD0510	10,675	6 years	2.20%	UF	09/30/2011	09/30/2017
BCHIUD0510	1,068	6 years	2.20%	UF	10/13/2011	10/13/2017
BNCHIL (*)	55,940	3 years	5.41%	MXN	12/08/2011	12/04/2014

Total	749,586

(*)	At the Ordinary Meeting No. BCH 2,738 held on the 11th of August, 2011, the minutes of which were recorded in a public deed drawn up at the office of the Public Notary Mr. René Benavente Cash on August 19, 2011, authorized a program to place certificates in Mexico in an amount of MXN$10,000,000,000 (Mexican pesos), of which an amount of $1,500,000,000 (Mexican pesos) were issued and placed on December 8, 2011.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

21.	Debt Issued, continued:

During 2010, Banco de Chile issued bonds by an amount of Ch$592,371 million, of which Ch$330,837 million correspond to unsubordinated bonds and Ch$261,534 million correspond to subordinated bonds, respectively.

Bonds

Series	MCh$	Term	Interest rate	Currency	Issued date	Maturity date
BCHIUA0609	80,160	5 years	1.75% annual	UF	03/10/2010	03/10/2015
BCHIUB0609	51,928	10 years	2.50% annual	UF	06/02/2010	06/02/2020
BCHIUB0609	26,165	10 years	2.50% annual	UF	06/03/2010	06/03/2020
BCHI-T0207	82,091	11 years	2.70% annual	UF	07/02/2010	07/02/2021
BCHIUC0510	41,574	5 years	2.20% annual	UF	08/23/2010	08/23/2015
BCHIUF0610	40,897	10 years	2.70% annual	UF	08/23/2010	08/23/2020
BCHIUF0610	8,022	10 years	2.70% annual	UF	10/07/2010	10/07/2020

Total	330,837

Subordinated Bonds

Series	MCh$	Term	Interest rate	Currency	Issued date	Maturity date
UCHI-F1108	91,672	25 years	4.50% annual	UF	04/14/2010	04/14/2035
UCHI-F1108	22,198	25 years	4.50% annual	UF	04/15/2010	04/15/2035
UCHI-F1108	1,563	25 years	4.50% annual	UF	04/16/2010	04/16/2035
UCHI-F1108	92,497	25 years	4.50% annual	UF	05/11/2010	05/11/2035
UCHI-F1108	53,604	25 years	4.50% annual	UF	05/13/2010	05/13/2035

Total	261,534

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

22.	Other Financial Obligations:

As of December 31, 2010 and 2011, other financial institutions are detailed as follows:

	2010 MCh$	2011 MCh$
Public sector obligations	67,602	61,734
Other Chilean obligations	111,558	123,051

Total	179,160	184,785

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

23.	Provisions:

(a)	As of December 31, 2010 and 2011, provisions are detailed as follows:

	2010 MCh$	2011 MCh$
Provision for minimum dividends	113,559	128,642
Other provisions for contingencies	1,126	2,702

Total	114,685	131,344

(b)	The following table details the movements in provisions during the 2010 and 2011 periods:

	Minimum dividends MCh$	Other contingencies MCh$	Total MCh$
Balances as of January 1, 2009	109,516	11,699	121,215
Provisions established	78,524	5,045	83,569
Provisions used	(109,516)	(6,661)	(116,177)
Provisions released	—	—	—
Other movements	—	—	—

Balances as of December 31, 2009	78,524	10,083	88,607

Balances as of January 1, 2010	78,524	10,083	88,607
Provisions established	113,559	690	114,249
Provisions used	(78,524)	(9,647)	(88,171)
Provisions released	—	—	—
Other movements	—	—	—

Balances as of December 31, 2010	113,559	1,126	114,685

Balances as of January 1, 2011	113,559	1,126	114,685
Provisions established	128,642	1,966	130,608
Provisions used	(113,559)	(215)	(113,774)
Provisions released	—	(175)	(175)
Other movements	—	—	—

Balances as of December 31, 2011	128,642	2,702	131,344

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

24.	Employee Benefits:

(a)	Provisions for personnel benefits and payroll:

	2010 MCh$	2011 MCh$
Short-term personnel benefits	25,920	28,827
Vacation accrual	18,774	20,361
Pension plan – defined benefit plan (letter b)	7,980	8,511
Other benefits	2,759	2,935

Total	55,433	60,634

(b)	Pension plan – Defined benefit plan:

	2010 MCh$	2011 MCh$
Current service cost	843	886
Interest cost on benefit obligation	470	482
Actuarial gains and losses	(908)	(536)

Net benefit expense	405	832

The net benefit expense is recognized under “Personnel Expenses” (Note 33).

The principal assumptions used in determining pension obligations for the Bank’s plan are shown below:

	December 31, 2010%	December 31, 2011%
Discount rate	5.91	6.04
Annual salary increase	2.00	2.00
Payment probability	93.00	93.00

The most recent actuarial valuation of the present value of the benefit plan obligation was carried out at December 31, 2011.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

24.	Employee Benefits, continued:

(b)	Pension plan – Defined benefit plan, continued:

Changes in the present value of the defined benefit obligation are as follows:

	2010 MCh$	2011 MCh$
Opening defined benefit obligation, January 1,	7,955	7,980
Contributions by the employer	843	886
Benefits paid	(379)	(281)
Prepayments	—	(20)
Actuarial gains and losses	(439)	(54)

Closing defined benefit obligation	7,980	8,511

(c)	The following table details the movements in provisions for incentive plans during the 2010 and 2011 periods:

	2010 MCh$	2011 MCh$
Balances as of January 1,	18,079	25,920
Provisions established	30,872	30,655
Provisions used	(23,090)	(27,724)
Provisions released	(501)	(24)
Other movements	560	—

Balances as of December 31,	25,920	28,827

(d)	The following table details the movements in provisions for vacation during the 2010 and 2011 periods:

	2010 MCh$	2011 MCh$
Balances as of January 1,	17,168	18,774
Provisions established	5,093	5,821
Provisions used	(3,238)	(4,187)
Provisions released	(249)	(47)

Balances as of December 31,	18,774	20,361

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

24.	Employee Benefits, continued:

e)	Provisions for share-based employee benefits:

As of December 31, 2010 and 2011, the Bank and its subsidiaries do not have a stock compensation plan.

25.	Other Liabilities:

As of December 31, 2010 and 2011, other liabilities are detailed as follows:

	2010 MCh$	2011 MCh$
Documents intermediated	112,924	134,820
Accounts and notes payable (*)	53,855	79,031
Financial guarantees	13,501	13,699
VAT payable	9,540	12,465
Leasing deferred gains	6,356	7,039
Deferred income	5,728	5,379
Insurance payments	4,357	1,158
Pending transactions	602	1,941
Other	17,362	23,930

Total	224,225	279,462

(*)	This item includes obligations that fall outside the Bank’s line of business such as withholding taxes, social security payments, insurance payable, balances from material purchases and provisions for expenses pending payment.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

26.	Contingencies and Commitments:

(a)	Commitments accounted for in off-balance-sheet accounts:

In order to satisfy its customers’ needs, the Bank entered into several irrevocable commitments and contingent obligations. Although these obligations are not recognized in the Statement of Financial Position, they entail credit risks and, therefore, form part of the Bank’s overall risk.

	2010 MCh$	2011 MCh$
Off-balance-sheet accounts
Guarantees and surety bonds	203,900	216,249
Confirmed foreign letters of credit	58,112	137,253
Issued foreign letters of credit	152,983	131,567
Bank guarantees	1,062,020	1,235,031
Immediately available credit lines	4,146,591	4,881,220
Other commitments	35,772	164,361
Transactions on behalf of third parties
Collections	497,370	582,090
Third-party resources managed by the Bank:
Financial assets managed on behalf of third parties	4,654	2,766
Financial assets acquired on its own behalf	22,852	62,701
Fiduciary activities
Securities held in safe custody in the Bank	6,484,398	5,613,495
Securities held in safe custody in other entities	4,187,873	4,088,670

Total	16,856,525	17,115,403

(b)	Lawsuits and legal proceedings:

(b.1)	Legal contingencies within the ordinary course of business:

In the ordinary course of business, the Bank and its subsidiaries act as defendant or co-defendant in various litigation matters. Although there can be no assurances, the Bank’s management believes, based on information currently available, that the ultimate resolution of these legal proceedings are not likely to have a material adverse effect on its results of operations, financial condition, or liquidity. As of December 31, 2010 and 2011, the Bank has established provisions for this concept in the amount of MCh$909 and MCh$736, recorded within “Provisions” in the statement of financial position. The following table presents estimated date of completion of the respective litigation:

	As of December 31, 2011
	2012	2013	2014	2015	2016	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Legal contingencies	110	359	150	30	87	736

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

26.	Contingencies and Commitments, continued:

(b.2)	Contingencies for significant lawsuits:

As of December 31, 2010 and 2011, the Bank is not party to any significant lawsuits that affect or may affect these consolidated financial statements.

(c)	Guarantees granted:

i.	In subsidiary Banchile Administradora General de Fondos S.A.:

In compliance with article 226 and subsequent articles of Law 18,045, Banchile Administradora General de Fondos S.A., has designated Banco de Chile as the representative of the beneficiaries of the guarantees it has established and in that character the Bank has issued bank guarantees totaling UF 2,501,000, maturing January 6, 2012.

ii.	In subsidiary Banchile Corredores de Bolsa S.A.:

For the purposes of ensuring correct and complete compliance with all of its obligations as broker-dealer entity, in conformity with the provisions of article 30 and subsequent articles of Law 18,045 on Securities Markets, the subsidiary established a guarantee in an insurance policy for UF 20,000, insured by Cía. de Seguros de Crédito Continental S.A., that matures April 22, 2012, whereby the Securities Exchange of the Santiago Stock Exchange was appointed as the subsidiary’s creditors to representative.

The Bank has given the following guarantees in relation to this subsidiary’s business activities.

	2010 MCh$	2011 MCh$
Guarantees:
Shares to secure short-sale transactions in:
Securities Exchange of the Santiago Stock Exchange	3,426	15,980
Securities Exchange of the Electronic Stock Exchange of Chile	73,261	21,731
Money Market a Pershing Division of Pershing LLC	57	64
Bank guarantees	225	231
Bank guarantees for portfolio management	—	5,128
Fixed income securities to ensure system CCLV, Bolsa de Comercio de Santiago, Bolsa de Valores	2,983	2,987

Total	79,952	46,121

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

As of December 31, 2011, the paid-in capital of Banco de Chile is represented by 86,942,514,973 registered shares (82,551,699,423 in 2010), with no par value, subscribed and fully paid.

ii.	Capital Increase:

On January 20th, 2011 the Bank decided to increase its capital in the amount of Ch$240,000,000,000 by means of the issuance of 3,385,049,365 cash shares, “Banco de Chile - S” series, which process concluded in July 2011 in which the subscribed and fully paid was of 3,385,049,365 cash shares, the total amount net of cost associated with the issuance was Ch$ 210,114 million. With this increase the number of shares subscribed and paid grew to 86,942,514,973 shares and the paid capital grew to Ch$1,436,083 millions.

iii.	Shares:

(ii.1)	On April 15, 2011, the transformation of the shares series “Banco de Chile-S” into ordinary shares “Banco de Chile” has been duly registered in the respective Securities Register as agreed upon the Extraordinary Shareholders Meeting held on March 17, 2011.

Accordingly, the shares in which the capital of the Bank is divided are registered in the Securities Register of the Superintendence of Banks and Financial Institutions and have the name “Banco de Chile”.

(ii.2)	The following table shows the share movements from December 31, 2009 to December 31, 2011:

	Ordinary shares	Ordinary S Series shares	Total shares
As of December 31, 2009	73,834,890,472	8,716,808,951	82,551,699,423

As of December 31, 2010	73,834,890,472	8,716,808,951	82,551,699,423
Capitalization of retained earnings (**)	1,005,766,185	—	1,005,766,185
Transformation of the shares series “Banco de Chile-S” into ordinary shares “Banco de Chile”	8,716,808,951	(8,716,808,951)	—
Fully paid the share capital increase (*)	3,385,049,365	—	3,385,049,365

Total subscribed and paid shares as of December 31, 2011	86,942,514,973	—	86,942,514,973

(*)	During July 2011, the Bank concluded the capital increase process by an amount of Ch$210,114 millions, amount net of cost associated with the issuance.
(**)	Capitalization of March 17, 2011.

•	The number of authorized shares is the same as for issued shares.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

27.	Equity, continued:

iv.	Shareholders’ composition:

•	As of December 31, 2011 the shareholder composition was as follows:

Corporate Name or Shareholder’s Name	Shares	% of Equity Holding (1)
Sociedad Administradora de la Obligación Subordinada SAOS S.A.	28,593,701,789	32.89
LQ Inversiones Financieras S.A.	27,609,418,295	31.76
Sociedad Matriz del Banco de Chile S.A. SM-Chile S.A.	12,138,525,772	13.96
Other minority shareholders	18,600,869,117	21.39

Total	86,942,514,973	100.00

•	As of December 31, 2010 the shareholder composition was as follows:

Corporate Name or Shareholder’s Name	Shares	% of Equity Holding (1)
Sociedad Administradora de la Obligación Subordinada SAOS S.A.	28,593,701,789	34.64
LQ Inversiones Financieras S.A.	26,993,155,828	32.70
Sociedad Matriz del Banco de Chile S.A. SM-Chile S.A.	12,138,525,385	14.70
Other minority shareholders	14,826,316,421	17.96

Total	82,551,699,423	100.00

(1)	See note 27 letter (ii).

v.	Capitalization of retained earning:

On March 17, 2011, the Extraordinary Shareholders Meeting approved the capitalization of 30% of the distributable net income obtained during the fiscal year ending as of December 31, 2010 by an amount of Ch$67,217 millions.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

27.	Equity, continued:

vi.	Approval and payment of dividends:

At the Ordinary Shareholders’ Meeting held on March 25, 2010 the Bank’s shareholders agreed to distribute and pay dividend N° 198 amounting to Ch$3.496813 per common share of Banco de Chile, with charge to net income for the year ended December 31, 2009.

At the Ordinary Shareholders’ Meeting held on March 17, 2011 the Bank’s shareholders agreed to distribute and pay dividend N° 199 amounting to Ch$2.937587 per common share of Banco de Chile, with charge to net income for the year ended December 31, 2010.

The following dividends were declared and paid by the Bank for the year ended as of December 31, 2009, 2010 and 2011:

	2009	2010	2011
	MCh$	MCh$	MCh$
Dividends on ordinary shares:	220,164	288,669	279,216
Dividends per ordinary share (1):	Ch$2.72	Ch$3.50	Ch$3.38(*)

(1)	Dividends per share are calculated by dividing the amount of the dividend paid during each year by the previous year’s number of shares outstanding.
(*)	This dividend per share is composed by the dividend paid to Central Bank of Chile and common shareholders for an amount of MCh$122,377 and MCh$156,839, respectively. The Central Bank has 29,161.4 number of shares with a paid of Ch$4.196552 per common share of Banco de Chile and for common shareholders the number of shares are 53,390.2 with a paid of Ch$2.937587 per common share of Banco de Chile.

vii.	Provision for minimum dividends:

Chilean Corporations Law mandates a minimum distribution of 30% of distributable income. Accordingly, the Bank recorded a liability under the line item “Provisions” for an amount of MCh$128,642 (MCh$113,559 in December 31, 2010) against “Retained earnings”.

viii.	Other comprehensive income:

The cumulative translation adjustment is generated from the Bank’s translation of its investments in foreign companies, as it records the effects of foreign currency translation for these items in equity.

In accordance with Note 2 (o), the fair market value adjustment for available-for-sale instruments is generated by fluctuations in the fair value of that portfolio, with a charge or credit to equity, net of deferred taxes.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

27.	Equity, continued:

ix.	Earnings per share

Earnings per share is calculated by dividing the net profit for the year attributable to the ordinary equity holders of the Bank by the weighted average number of ordinary shares outstanding during the year.

ix.	Earnings per share, continued:

The following table shows the income and share data used in the calculation of EPS:

	As of December 31,
	2009	2010	2011
Basic and diluted earnings per share:
Net profits attributable to ordinary equity holders of the Bank	261,744	417,615	438,186
Weighted average number of ordinary shares	82,185,276,752	82,551,699,423	86,942,514,973
Earnings per shares	3.18	5.06	5.04

During the periods presented the Bank did not have any instruments that could lead to a dilution of its ordinary shares.

There have been no transactions involving ordinary shares or potential ordinary shares between the reporting date and the date of the completion of these financial statements.

28.	Interest Revenue and Expenses:

(a)	As of each year end, interest revenue is detailed as follows:

	2009 MCh$	2010 MCh$	2011 MCh$
Commercial loans	422,813	488,235	711,946
Consumer loans	373,369	370,847	435,978
Residential mortgage loans	56,682	186,215	266,914
Financial investments	35,479	43,608	71,669
Repurchase agreements	8,482	8,133	14,605
Loans and advances to banks	5,477	7,205	10,322
Loss from accounting hedges	(2,085)	(12,607)	(12,411)
Other interest revenue	190	367	2,661

Total	900,407	1,092,003	1,501,684

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

28.	Interest Revenue and Expenses, continued:

(b)	As of each year end, interest expenses are detailed as follows:

	2009 MCh$	2010 MCh$	2011 MCh$
Saving accounts and time deposits	159,822	187,210	425,968
Debt issued	32,913	109,624	153,896
Borrowings from financial institutions	2,504	18,822	23,784
Demand deposits	318	3,439	5,934
Other financial obligations	22,127	2,935	3,823
Repurchase agreements	6,360	2,007	10,849
Loss from accounting hedges	(485)	—	—
Other interest expenses	(676)	340	(45)

Total	222,883	324,377	624,209

29.	Income and Expenses from Fees and Commissions:

The income and expenses for fees and commissions shown in the Consolidated Statement of Comprehensive Income refers to the following items:

	2009 MCh$	2010 MCh$	2011 MCh$
Income from fees and commissions
Card services	67,405	76,487	90,758
Investments in mutual funds and other	45,246	61,476	63,809
Collections and payments	52,620	51,371	49,764
Trading and securities management	26,541	38,724	38,600
Lines of credit and overdrafts	27,627	26,124	22,771
Insurance brokerage	18,845	22,909	20,480
Portfolio management	12,452	16,401	17,702
Guarantees and letters of credit	12,858	15,187	12,888
Financial advisory services	7,860	4,800	3,186
Other fees earned	24,555	28,740	48,008

Total income from fees and commissions	296,009	342,219	367,966

Expenses from fees and commissions
Credit card transactions	(27,742)	(29,570)	(35,522)
Fees for collections and payments	(6,302)	(6,729)	(6,619)
Sale of mutual fund units	(2,958)	(3,571)	(3,038)
Fees for securities transactions	(2,628)	(3,532)	(4,246)
Other fees	(4,524)	(6,555)	(9,768)

Total expenses from fees and commissions	(44,154)	(49,957)	(59,193)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

30.	Net Financial Operating Income:

The gain (losses) from trading and brokerage activities is detailed as follows:

	2009	2010	2011
	MCh$	MCh$	MCh$
Financial assets held-for-trading	17,903	21,306	13,386
Sale of available-for-sale instruments	19,627	19,178	2,289
Net loss of other transactions	743	506	(353)
Derivative instruments	(176,452)	(23,678)	41,346
Sale of loan portfolios	—	(149)	1,433

Total	(138,179)	17,163	58,101

31.	Foreign Exchange Transaction, net:

Net foreign exchange transactions are detailed as follows:

	2009	2010	2011
	MCh$	MCh$	MCh$
Translation difference, net	233,620	69,538	(18,495)
Indexed foreign currency	(12,621)	(5,776)	11,489
Loss from accounting hedges *	—	—	(967)

Total	220,999	63,762	(7,973)

*	Correspond to the foreign exchange of the Mexican bond issued in 2011.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

32.	Provisions for Loan Losses:

The movement during 2009, 2010 and 2011 is the following:

		Loans to customers as of December 31, 2009
	Loans and advance to banks	Commercial loans	Mortgage loans	Consumer loans	Total	Financial guarantees	Total
Provisions established:
Individual provisions	(861)	(101,609)	—	—	(101,609)	(2,157)	(104,627)
Group provisions	—	(59,397)	(2,712)	(106,587)	(168,696)	(399)	(169,095)

Provisions established, net	(861)	(161,006)	(2,712)	(106,587)	(270,305)	(2,556)	(273,722)

Provisions released:
Individual provisions	—	—	—	—	—	3,979	3,979
Group provisions	—	1,519	—	—	1,519	—	1,519

Provisions released, net	—	1,519	—	—	1,519	3,979	5,498

Recovery of written-off assets	—	23,994	2,653	232	26,879	—	26,879

Provisions, net allowances for credit risk	(861)	(135,493)	(59)	(106,355)	(241,907)	1,423	(241,345)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

32.	Provisions for Loan Losses, continued:

		Loans to customers as of December 31, 2010
	Loans and advance to banks	Commercial loans	Mortgage loans	Consumer loans	Total	Financial Guarantees	Total
Provisions established:
Individual provisions	—	(39,365)	—	—	(39,365)	(5,217)	(44,582)
Group provisions	—	(29,003)	(3,750)	(112,901)	(145,654)	(151)	(145,805)

Provisions established, net	—	(68,368)	(3,750)	(112,901)	(185,019)	(5,368)	(190,387)

Provisions released:
Individual provisions	567	—	—	—	—	—	567
Group provisions	—	—	—	—	—	—	—

Provisions released, net	567	—	—	—	—	—	567

Recovery of written-off assets	—	11,173	1,387	19,609	32,169	—	32,169

Provisions, net allowances for credit risk	567	(57,195)	(2,363)	(93,292)	(152,850)	(5,368)	(157,651)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

32.	Provisions for Loan Losses, continued:

		Loans to customers as of December 31, 2011
	Loans and advance to banks	Commercial loans	Mortgage loans	Consumer loans	Total	Financial guarantees	Total
Provisions established:
Individual provisions	(396)	(36,645)	—	—	(36,645)	(4,412)	(41,453)
Group provisions	—	(42,132)	(3,553)	(110,344)	(156,029)	—	(156,029)

Provisions established, net	(396)	(78,777)	(3,553)	(110,344)	(192,674)	(4,412)	(197,482)

Provisions released:
Individual provisions	—	—	—	—	—	—	—
Group provisions	—	—	—	—	—	4,902	4,902

Provisions released, net	—	—	—	—	—	4,902	4,902

Recovery of written-off assets	—	16,104	1,106	28,445	45,655	—	45,655

Provisions, net allowances for credit risk	(396)	(62,673)	(2,447)	(81,899)	(147,019)	490	(146,925)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

33.	Personnel Expenses:

Personnel expenses in 2009, 2010 and 2011 are detailed as follows:

	2009	2010	2011
	MCh$	MCh$	MCh$
Remuneration	159,247	157,839	169,114
Bonuses	50,734	69,203	100,494
Lunch and health benefits	17,613	17,817	20,272
Staff severance indemnities	10,921	7,140	6,167
Training expenses	1,251	1,380	1,493
Other personnel expenses	17,016	19,358	19,451

Total	256,782	272,737	316,991

34.	Administrative Expenses:

As of December 31, 2009, 2010 and 2011, administrative expenses are detailed as follows:

	2009	2010	2011
	MCh$	MCh$	MCh$
General administrative expenses	127,710	136,958	153,191
Expenses for outsourced services	20,695	26,870	37,601
Board of Director’s expenses	2,485	2,358	2,733
Marketing expenses	17,943	22,804	26,515
Taxes, payroll taxes and contributions	8,165	8,679	9,879

Total	176,998	197,669	229,919

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

35.	Other Operating Income:

During 2009, 2010 and 2011, the Bank and its subsidiaries presented the following under other operating income:

	2009	2010	2011
	MCh$	MCh$	MCh$
Income for assets received in lieu of payment	5,212	6,440	5,918
Rental income	5,088	5,367	5,614
Recovery from external branches	1,152	2,656	2,207
Expenses recovery	1,141	2,133	1,957
Refund of Insurance	—	—	1,594
Foreign advisory services	2,781	2,130	1,474
Release of provisions for contingencies	—	294	173
Other	6,816	4,564	5,798

Total	22,190	23,584	24,735

36.	Other Operating Expenses:

During 2009, 2010 and 2011, the Bank and its subsidiaries incurred the following other operating expenses:

	2009	2010	2011
	MCh$	MCh$	MCh$
Cobranding travel club and global pass	4,740	13,302	17,360
Write-offs for operating risks	3,753	10,400	3,002
Card administration	2,232	2,584	2,602
Operational expenses and writes-off leasing	303	2,254	792
Provision for other assets	1,039	1,704	—
Provisions for contingencies	5,043	689	2,495
Other	4,412	6,880	4,688

Total	21,522	37,813	30,939

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

37.	Related Party Transactions:

The disclosures for related party transactions follow the rules set out in IAS 24.

In addition to subsidiaries affiliates and associates entities, the Bank’s “related parties” include its “key personnel” from the executive staff (members of the Bank’s Board and the Managers of Banco de Chile and its Affiliates, together with their close relatives), as well as the entities over which the key personnel could exercise significant influence or control.

The Bank also considers the companies that are part of the Quiñenco Group as related parties, given that all of them have a common parent.

Transactions between the Bank and its related parties are specified below, and we have divided the information into three categories:

Production companies

This category includes all the companies that are controlled by the Quiñenco Group, and hence, it also includes the companies over which the Bank exercises any degree of control (Affiliates). In this category, it is included the relationship with Citigroup.

Investment companies

This category includes the entities over which the Bank, exercises a significant degree of influence and which generally belong to the group of entities known as “business support companies.”

Individuals

This category includes members of the Bank’s Board and the managers of Banco de Chile and its Affiliates, together with their close relatives and also the related parties that are not included in the groups identified above and which are, in general, entities over which the key personnel could exercise significant influence or control.

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

	Production companies (*)		Investment companies (*)		Individuals (*)		Total
	2010 MCh$	2011 MCh$	2010 MCh$	2011 MCh$	2010 MCh$	2011 MCh$	2010 MCh$	2011 MCh$
Loans and accounts receivable
Commercial loans	111,140	209,764	65,839	81,798	567	575	177,546	292,137
Residential mortgage loans	—	—	—	—	9,366	13,919	9,366	13,919
Consumer loans	—	—	—	—	2,475	3,387	2,475	3,387

Gross loans	111,140	209,764	65,839	81,798	12,408	17,881	189,387	309,443
Provision for loan losses	(573)	(602)	(410)	(295)	(59)	(68)	(1,042)	(965)

Net loans	110,567	209,162	65,429	81,503	12,349	17,813	188,345	308,478
Off balance sheet accounts
Guarantees	15,745	18,670	58	—	—	—	15,803	18,670
Letters of credits	—	158	63	—	—	—	63	158
Banks guarantees	11,730	21,313	118	2,038	—	—	11,848	23,351
Immediately available credit lines	11,840	32,406	638	1,451	2,705	9,393	15,183	43,250

Total off balance sheet account	39,315	72,547	877	3,489	2,705	9,393	42,897	85,429
Financial guarantees	(102)	(95)	(1)	(2)	—	—	(103)	(97)

Amount covered by collateral	39,213	72,452	876	3,487	2,705	9,393	42,794	85,332
Mortgage	28,244	27,958	231	55	10,053	15,431	38,528	43,444
Warrant	—	—	—	—	—	—	—	—
Pledge	—	—	—	—	—	7	—	7
Other	2,092	2,855	21,885	17,300	10	10	23,987	20,165

Total collateral	30,336	30,813	22,116	17,355	10,063	15,448	62,515	63,616

Acquired instruments
For trading purposes	—	2,154	—	—	—	—	—	2,154
For investment purposes(*)	2,333	—	—	—	—	—	2,333	—

Total acquired instruments	2,333	2,154	—	—	—	—	2,333	2,154

(*)	The Bank has several business relationships with related parties. Transactions with such parties are made in the ordinary course of business and on substantially the same terms, including interest rates, as those prevailing at the time for comparable transactions with other parties. These transactions also did not involve more than the normal risk of collectability or present other unfavorable features. The outstanding balance and year end are unsecured.

As of December 31, 2011, the Bank has guarantees received for related party receivables which mainly correspond to time deposits, real estates, lands and common shares.

Letters of Credit are any arrangement, however named or described, that irrevocable and thereby constitutes a definite undertaking of the issuing bank to honor a complying presentation.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

37.	Related Party Transactions, continued:

(a)	Loans to related parties, continued:

*	Production companies are legal entities which comply with the following conditions:

a)	they engage in productive activities and generate a separable flow of income

b)	less than 50% of their assets are trading securities or investments

*	Investment companies include those legal entities that do not comply with the conditions for production companies and are profit-oriented.

*	Individuals include key members of the management, who directly or indirectly posses the authority and responsibility of planning, administrating and controlling the activities of the organization, including directors. This category also includes their family members who are expected to have an influence or to be influenced by such individuals in their interactions with the organization.

(b)	Other assets and liabilities with related parties:

	2010 MCh$	2011 MCh$
Assets
Cash and due from banks	102,936	97,390
Derivative instruments	139,343	116,010
Other assets	2,349	2,665

Total	244,628	216,065

Liabilities
Demand deposits	62,816	69,287
Saving accounts and time deposits	282,487	531,448
Derivative instruments	124,293	100,238
Borrowing from financial institutions	153,678	194,059
Other liabilities	6,364	7,969

Total	629,638	903,001

(c)	Income and expenses from related party transactions (*):

	2010		2011
	Income	Expense	Income	Expense
Type of income or expense recognized	MCh$	MCh$	MCh$	MCh$
Interest and revenue expenses	10,619	7,685	15,522	31,190
Fees and commission income	29,472	28,297	56,979	30,647
Net financial operating income	21,019	—	100,187	—
Foreign currency translation	—	—
Provision for credit risk	—	686	221	—
Operating expenses	—	53,378	—	65,718
Other income and expenses	770	626	843	53

Total	61,880	90,672	173,752	127,608

(*)	This detail does not constitute an Income Statement for related party transactions.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

37.	Related Party Transactions, continued:

(d)	Related party contracts:

There are no contracts entered during 2010 and 2011 that do not represent a customary transaction within the Bank’s line of business with general customers and which accounts for amounts greater than UF 1,000.

(e)	Payments to key management personnel:

	2010 MCh$	2011 MCh$
Remunerations	3,327	3,629
Short-term benefits	4,072	2,830
Contract termination indemnity	306	—

Total	7,705	6,459

Composition of key personnel:

	N° of executives
Position	2010	2011
CEO	1	1
Deputy general manager	—	1
CEOs of subsidiaries	8	8
Division Managers	14	15

Total	23	25

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

37.	Related Party Transactions, continued:

(f)	Directors’ expenses and remunerations:

	Remunerations					Fees for attending Board meetings			Fees for attending Committees and Subsidiary Board meetings (1)			Consulting			Total
Name of Directors	2009 MCh$		2010 MCh$	2011 MCh$		2009 MCh$	2010 MCh$	2011 MCh$	2009 MCh$	2010 MCh$	2011 MCh$	2009 MCh$	2010 MCh$	2011 MCh$	2009 MCh$	2010 MCh$	2011 MCh$
Pablo Granifo Lavín	332	(*)	334	347	(*)	39	40	48	291	284	306	—	—	—	662	658	701
Andrónico Luksic Craig	140		137	142		13	5	14	—	—	—	—	—	—	153	142	156
Jorge Awad Mehech	47		45	47		21	19	27	63	85	107	—	—	—	131	149	181
Felipe Joannon Vergara	—		37	10		—	18	7	—	45	12	—	—	—	—	100	29
Jacob Ergas Ergas	47		46	10		17	18	4	53	52	17	—	—	—	117	116	31
Jaime Estévez Valencia	47		46	47		21	22	26	67	70	87	—	—	—	135	138	160
Guillermo Luksic Craig	47		46	47		6	12	7	—	—	—	—	—	—	53	58	54
Rodrigo Manubens Moltedo	47		46	47		19	22	26	55	49	48	—	—	—	121	117	121
Gonzalo Menéndez Duque	47		46	47		19	19	25	115	98	111	—	—	—	181	163	183
Francisco Pérez Mackenna	47		46	47		18	19	22	55	53	46	—	—	—	120	118	115
Thomas Fürst Freiwirth	47		46	47		19	17	23	49	36	34	—	—	—	115	99	104
Juan Andrés Fontaine Talavera	47		7	—		19	2	—	52	5	—	—	—	—	118	14	—
Jorge Ergas Heyman	—		—	36		—	—	16	—	—	42	—	—	—	—	—	94
Other subsidiary directors	—		—	—		—	—	—	119	156	166	—	56	86	119	212	252

Total	895		882	874		211	213	245	919	933	976	—	56	86	2,025	2,084	2,181

(1)	Includes fees paid to members of the Advisory Committee of Banchile Corredores de Seguros Ltda. of MCh$19, MCh$14 and MCh$9 in 2009, 2010 and 2011.
(*)	Includes a provision of MCh$192, MCh$197 and MCh$205 in 2009, 2010 and 2011 for an incentive subject to achieving the Bank’s forecasted earnings.

Fees paid for advisory services to the Board of Directors amount to MCh$ 233, MCh$229 and MCh$248 in 2009, 2010 and 2011.

Travel and other related expenses amount to MCh$ 227, MCh$45 and MCh$304 in 2009, 2010 and 2011.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

38.	Fair Value of Financial Assets and Liabilities:

(a)	Financial instruments measured at fair value.

Banco de Chile and its subsidiaries determine the fair value of financial instruments by taking into account the followings:

1.	The market price of financial instruments whether is an observed price or derived using modeling.

2.	The credit risk presented by the issuer of debt instruments.

3.	The liquidity and depth conditions of the markets.

4.	Whether the position is an asset or liability to the Bank, in the case of derivatives, if the future cash flow is received or paid, respectively.

Based on an analysis of these four factors, the Bank classifies the financial instruments portfolio into one of three following levels, according to the valuation technique used for each instrument:

Level 1:	Observable prices in active markets for the specific type of instrument or transaction to be measured.

Level 2:	Valuation based in observed markets factors. This category includes instruments valued using: Quoted prices for similar instruments, either in active or less active markets. Other valuation techniques when all significant inputs are directly or indirectly observable based on market data.

Level 3:	Valuation is based in unobservable market factors. This category includes instruments where its valuation technique includes factors that are not directly observable and instruments that are valued based on quoted prices for similar instruments that may require adjustments or assumptions to reflect the differences.

Valuation of Financial Instruments:

The Bank’s accounting policy for measuring fair value is discussed in Note 2(e).

All financial assets and financial liabilities, as is established in IAS 39, including derivatives, loans, borrowings, receivables and payables, and equity investments in other entities, are required to be classified into one of the following five categories; (1) Held for Trading and Derivatives, (2) Loans and Receivables, (3) Held to Maturity investments, (4) Available for Sale assets and (5) other financial liabilities. Each one of these categories has to be measured at Fair Value (1,4) or Amortized Cost (2,3,5).

To reflect the fair value of each financial instrument we use as a primary data source, over-the-counter and exchange information systems commonly used worldwide, such as Bloomberg. These systems provide market prices, bid and offer, and relevant information from the relevant markets about each asset and liability class. As a complement, we use data from specialized Chilean and international brokerage firms. This process allows us to determine on a daily basis all the necessary inputs for valuation: foreign exchange rates, yields to maturity, discount rates, volatility, among others.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

38.	Fair Value of Financial Assets and Liabilities, continued:

Valuation of Financial Instruments, continued:

All financial instruments are periodically valued using the average closing prices/rates between asks and bids. These valuations, except for options, are performed calculating the Net Present Value (NPV) for each component of each instrument, trough discounted cash flows, using appropriate zero coupon rate curves for discounting every cash flows in any particular currency. Options are valued according to well known financial models such as Black-Scholes-Merton.

The Bank has established a control framework for measuring fair values. This framework includes a Product Control Function, which is independent from the Business Unit, the Treasury Area, and reports directly to the Financial Control Manager.

The Product Control area is responsible for the independent verification of the Bank’s treasury results due to trading and investment transactions as well as is responsible for the fair value of financial instruments. To assess these tasks, the Product Control Unit (PCU) is responsible for the Fair Value Policy and, consequently the development of control structures to verify observable prices, valuation models, market risk and liquidity measurements. Also Profit and Losses measurements and explanation to the Senior Management are part of the PCU tasks in order to have a comprehensive understanding of the Risk-Return relation of the Treasury Area.

Derivatives:

Derivatives are classified as a level 2 financial instrument, with the exception of currency futures, for which prices are directly observable on exchange markets. For these instruments the valuation is performed using simple net present value calculations for all instruments without options characteristics. Options are valued using well-known, widely accepted valuation models.

Investments in Financial Instruments:

Held for trading and available for sale instruments are classified among level 2 and level 3. Only debt instruments classified as available for sale, corporate bonds, particularly, are classified as level 3.

These instruments are valued using the internal rate of return to discount all the future cash flows. These financial instruments, which are not actively quoted, are valued using models and brokers quotes for real transactions or derived from.

Valuation Techniques and Verification Process:

Banco de Chile in accordance with what management believes to be the best practices in the industry uses different techniques to establish the fair value of financial instruments, depending on several factors.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

38.	Fair Value of Financial Assets and Liabilities, continued:

Valuation Techniques and Verification Process, continued:

The used valuation techniques require multiple parameters as inputs. The availability of these parameters depends on the activity and liquidity level of the markets. For financial instruments traded in active and liquid markets, market quotes are used. For less liquid and active markets, market data inputs is not quoted, and indicative broker quotes and consensus pricing should be used directly or to infer the proper price. As is established in the Bank’s Fair Value Policy, Treasury is the last responsible for valuation of each financial instrument.

The base of the valuation technique is the Present Value mathematics (PV) using the appropriate discount factors for each cash flow. Instruments with options-characteristics are valued according to widely-accepted models such as Black-Scholes-Merton. For more complex or unique instruments, more sophisticated modeling techniques, assumptions and parameters are required, including correlation, prepayment speeds, default rates and loss severity. Also Banco de Chile compares this fair value valuation against fair value calculated using independent price providers, and establishes limits for theses difference in each relevant market factor.

Finally, it is necessary to verify the determined fair value in a quantitative way. To accomplish this task, the PCU, has settled an Independent Price Verification Process (IPVP) to compare and control, differences in Mark-to-Market for financial assets between Treasury and Independent data providers. These differences are controlled and reported by each market factor and measured against limits. In case that one limit is breached, the responsible Treasury area is required to establish the support for these inputs or take a corrective action plan.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

38.	Fair Value of Financial Assets and Liabilities, continued:

The following tables detail the classification, by level, of financial instruments measured at fair value.

	Level 1		Level 2		Level 3		Total
	2010	2011	2010	2011	2010	2011	2010	2011
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets
Financial assets held-for-trading
From the Chilean Government and Central Bank	150,571	72,971	6,621	4,871	—	—	157,192	77,842
Other instruments issued in Chile	1,635	371	119,198	191,063	1,740	585	122,573	192,019
Instruments issued abroad	—	—	—	35,051	—	—	—	35,051

Subtotal	152,206	73,342	125,819	230,985	1,740	585	279,765	304,912

Derivative contracts for trading purposes
Forwards	—	—	118,705	121,133	—	—	118,705	121,133
Swaps	—	—	367,390	258,681	—	—	367,390	258,681
Call Options	—	—	133	1,239	—	—	133	1,239
Put Options	—	—	—	2	—	—	—	2
Futures	—	—	—	—	—	—	—	—

Subtotal	—	—	486,228	381,055	—	—	486,228	381,055

Hedge derivative contracts
Swaps	—	—	2,126	—	—	—	2,126	—

Subtotal	—	—	2,126	—	—	—	2,126	—

Total	—	—	488,354	381,055	—	—	488,354	381,055

Financial assets available-for-sale
From the Chilean Government and Central Bank	—	—	371,487	412,394	—	—	371,487	412,394
Other instruments issued in Chile	—	—	471,066	608,945	113,798	321,378	584,864	930,323
Instruments issued abroad	—	—	—	—	200,754	128,403	200,754	128,403

Subtotal	—	—	842,553	1,021,339	314,552	449,781	1,157,105	1,471,120
Other assets
Mutual fund investments	28,787	31,910	—	—		—	28,787	31,910

Subtotal	28,787	31,910	—	—		—	28,787	31,910

Total	180,993	105,252	1,456,726	1,633,379	316,292	450,366	1,954,011	2,188,997

Financial Liabilities
Derivative contracts for trading purposes
Forwards	—	—	191,280	115,797	—	—	191,280	115,797
Swaps	—	—	325,148	272,976	—	—	325,148	272,976
Call Options	—	—	109	1,149	—	—	109	1,149
Put Options	—	—	429	35	—	—	429	35
Futures	—	—	—	—	—	—	—	—
Other	—	—	21	21	—	—	21	21

Subtotal	—	—	516,987	389,978	—	—	516,987	389,978

Hedge derivative contracts	—	—
Swaps	—	—	11,458	39,935	—	—	11,458	39,935

Subtotal	—	—	11,458	39,935	—	—	11,458	39,935

Total	—	—	528,445	429,913	—	—	528,445	429,913

During the years ended December 31, 2010 and 2011 there were no transfers between level 1 and 2 and nor between level 2 and 3.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

38.	Fair Value of Financial Assets and Liabilities, continued:

(b)	Level 3 Reconciliation:

The following tables show the reconciliation between the beginning and ending balances of instruments classified as Level 3, whose fair value is reflected in the financial statements.

	Balance as of January 1, 2010	Gain (loss) Recognized in Income	Gain (loss) Recognized in Equity	Purchases	Sales	Agreements	Balance as of December 31, 2010
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets
Financial assets held-for-trading
Other instruments issued in Chile	2,732	251	—	62,837	(64,080)	—	1,740
Instruments issued abroad	—	—	—	—	—	—	—

Total	2,732	251	—	62,837	(64,080)	—	1,740

Financial assets available-for-sale
Other instruments issued in Chile	128,285	165	(1,518)	104,442	(116,276)	(1,300)	113,798
Instruments issued abroad	202,436	869	(256)	77,034	(79,329)	—	200,754

Total	330,721	1,034	(1,774)	181,476	(195,605)	(1,300)	314,552

	Balance as of January 1, 2011	Gain (loss) Recognized in Income	Gain (loss) Recognized in Equity	Purchases	Sales	Agreements	Balance as of December 31, 2011
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets
Financial assets held-for-trading
Other instruments issued in Chile	1,740	94	—	(1,249)	—	—	585
Instruments issued abroad	—	—	—	—	—	—	—

Total	1,740	94	—	(1,249)	—	—	585

Financial assets available-for-sale
Other instruments issued in Chile	230,480	11,992	(2,130)	81,036	—	—	321,378
Instruments issued abroad	84,072	16,115	(3,897)	32,113	—	—	128,403

Total	314,552	28,107	(6,027)	113,149	—	—	449,781

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

38.	Fair Value of Financial Assets and Liabilities, continued:

(c)	Sensitivity of instruments classified as Level 3 to changes in key assumptions of models.

The following tables show the sensitivity, by type of instrument, of instruments classified as Level 3 to changes in key valuation assumptions:

	As of December 31, 2010		As of December 31, 2011
	Level 3	Sensitivity to changes in key assumptions of models	Level 3	Sensitivity to changes in key assumptions of models
	MCh$	MCh$	MCh$	MCh$
Financial Assets
Financial assets held-for-trading
Other instruments issued in Chile	1,740	5	585	—

Total	1,740	5	585	—

Financial assets available-for-sale
Other instruments issued in Chile	230,480	1,715	321,378	9,553
Instruments issued abroad	84,072	1,261	128,403	(6,058)

Total	314,552	2,976	449,781	3,495

The level 3 figures in the precedent matrix represent the fair value calculated as of December 31, 2010 and 2011 using data provided by the Treasury area, verified by the PCU using prices from independent market data providers. The following column, sensitivity to changes in key assumptions of models, represents the best proxy for what could be a variation, or delta, in the fair value of these instruments.

The sensitivity figures are calculated as a difference in fair values. This difference is calculated as the fair value in the precedent column, Banco de Chile figures, minus the fair value obtained by using other market data set. The rationale behind this way to calculate the sensitivity is based on the appropriateness of prices and rates provided by independent sources, such as Interactive Data. This brokerage information companies uses all the available market information and is used by the major financial institutions in Chile such as Banks and Pension Funds.

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

The following table summarizes the fair values of the Bank’s main financial assets and liabilities that are not recorded at fair value in the Statement of Financial Position. The values shown in this note do not attempt to estimate the value of the Bank’s income-generating assets, nor forecast their future behavior. The estimated fair value is as follows:

	Book Value		Fair Value
	2010	2011	2010	2011
	MCh$	MCh$	MCh$	MCh$
Assets
Cash and due from banks	772,329	881,146	772,329	881,146
Transactions in the course of collection	429,756	373,639	429,756	373,639
Receivables from repurchase agreements and security borrowing	82,787	47,981	82,787	47,981

Subtotal	1,284,872	1,302,766	1,284,872	1,302,766

Loans and advances to banks
Domestic banks	13,305	315,873	13,305	315,873
Foreign banks	336,283	332,552	336,283	332,552

Subtotal	349,588	648,425	349,588	648,425

Loans to customers, net
Commercial loans	9,085,848	11,005,194	9,009,948	10,973,062
Residential mortgage loans	2,911,347	3,591,530	2,875,377	3,557,248
Consumer loans	2,032,773	2,427,032	2,024,250	2,426,959

Subtotal	14,029,968	17,023,756	13,909,575	16,957,269

Total	15,664,428	18,974,947	15,544,035	18,908,460

Liabilities
Current accounts and other demand deposits	4,446,181	4,895,426	4,446,181	4,895,426
Transactions in the course of payment	208,750	155,424	208,750	155,424
Payables from repurchase agreements and security lending	81,755	223,202	81,755	223,202
Saving accounts and time deposits	7,697,968	9,282,324	7,653,446	9,273,010
Borrowings from financial institutions	1,281,372	1,690,939	1,280,759	1,689,172
Other financial obligations	179,160	184,785	179,160	184,785

Subtotal	13,895,186	16,432,100	13,850,051	16,421,019

Debt issued
Letters of credit for residential purposes	133,709	106,965	142,709	115,825
Letters of credit for general purposes	65,159	45,133	69,545	48,871
Bonds	820,331	1,488,369	809,689	1,459,145
Subordinated bonds	744,966	747,874	740,334	728,330

Subtotal	1,764,165	2,388,341	1,762,277	2,352,171

Total	15,659,351	18,820,441	15,612,328	18,773,190

The fair value of assets not presented at that value in the Statement of Financial Position is derived from estimated cash flows the Bank expects to receive, discounted using the relevant market interest rate for each type of transaction.

The fair value of liabilities without market quotes is based on discounted cash flows using the interest rate for similar maturity terms, for each currency and type of instrument.

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

	As of December 31, 2010
	Less than 12 months	Over 1 year	Total
	MCh$	MCh$	MCh$
Assets
Cash and due from banks	772,329	—	772,329
Transactions in the course of collection	429,756	—	429,756
Financial assets held-for-trading	279,765	—	279,765
Receivables from repurchase agreements and security borrowing	82,787	—	82,787
Derivative instruments	210,661	277,693	488,354
Loans and advance to banks (*)	250,401	99,797	350,198
Loans to customers (*)	6,407,405	7,970,590	14,377,995
Financial assets available-for-sale	638,460	518,645	1,157,105
Investment in other companies	—	11,072	11,072
Property and equipment	—	204,352	204,352
Investment properties	—	17,459	17,459
Intangible assets	—	88,463	88,463
Current tax assets	—	3,363	3,363
Deferred tax assets, net	—	57,678	57,678
Other assets	132,235	172,190	304,425

Total assets	9,203,799	9,421,302	18,625,101

	As of December 31, 2011
	Less than 12 months	Over 1 year	Total
	MCh$	MCh$	MCh$
Assets
Cash and due from banks	881,146	—	881,146
Transactions in the course of collection	373,639	—	373,639
Financial assets held-for-trading	304,912	—	304,912
Receivables from repurchase agreements and security borrowing	47,981	—	47,981
Derivative instruments	170,352	210,703	381,055
Loans and advance to banks (*)	649,431	—	649,431
Loans to customers (*)	9,172,096	8,258,351	17,430,447
Financial assets available-for-sale	635,951	835,169	1,471,120
Investment in other companies	—	13,196	13,196
Property and equipment	—	207,888	207,888
Investment properties	—	17,079	17,079
Intangible assets	—	81,026	81,026
Current tax assets	—	—	—
Deferred tax assets, net	—	60,025	60,025
Other assets	109,523	144,787	254,310

Total assets	12,345,031	9,828,224	22,173,255

(*)	The respective provisions, which amount MCh$406,691 and MCh$348,027 in 2011 and 2010 for loans to customers and MCh$1,006 and MCh$610 for loans and advances to bank, have not been deducted from these balances.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

39.	Maturity of Assets and Liabilities, continued:

	As of December 31, 2010
	Less than 12 months	Over 1 year	Total
	MCh$	MCh$	MCh$
Liabilities
Current accounts and other demand deposits	4,446,181	—	4,446,181
Transactions in the course of payment	208,750	—	208,750
Payables from repurchase agreements and security lending	81,755	—	81,755
Saving accounts and time deposits	7,137,208	560,760	7,697,968
Derivative instruments	247,952	280,493	528,445
Borrowings from financial institutions	1,146,338	135,034	1,281,372
Debt issued	186,433	1,577,732	1,764,165
Other financial obligations	118,628	60,532	179,160
Current tax liabilities	—	—	—
Employee benefits	—	55,433	55,433
Provisions	114,685	—	114,685
Other liabilities	112,924	111,301	224,225

Total liabilities	13,800,854	2,781,285	16,582,139

	As of December 31, 2011
	Less than 12 months	Over 1 year	Total
	MCh$	MCh$	MCh$
Liabilities
Current accounts and other demand deposits	4,895,426	—	4,895,426
Transactions in the course of payment	155,424	—	155,424
Payables from repurchase agreements and security lending	223,202	—	223,202
Saving accounts and time deposits	8,811,613	470,711	9,282,324
Derivative instruments	162,863	267,050	429,913
Borrowings from financial institutions	1,418,654	272,285	1,690,939
Debt issued	91,414	2,296,927	2,388,341
Other financial obligations	129,892	54,893	184,785
Current tax liabilities	—	3,095	3,095
Employee benefits	—	60,634	60,634
Provisions	—	131,344	131,344
Other liabilities	134,820	144,642	279,462

Total liabilities	16,023,308	3,701,581	19,724,889

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

40.	Risk Management:

(1)	Introduction:

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

Maximum credit risk exposure per counterparty without considering collateral or other credit enhancements as of December 31, 2010 and 2011 does not exceed 10% of the Bank’s effective equity.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

40.	Risk Management, continued:

The following tables show credit risk exposure per balance sheet item, including derivatives, detailed by both geographic region and industry sector as of December 31, 2010.

	Chile MCh$	United States MCh$	Brazil MCh$	Other MCh$	Total MCh$
Financial assets
Cash and due from banks	729,706	24,733	—	17,890	772,329

Financial assets held-for-trading
From the Chilean Government and Central Bank of Chile	157,192	—	—	—	157,192
Other instruments issued in Chile	122,573	—	—	—	122,573

Subtotal	279,765	—	—	—	279,765

Receivables from repurchase agreements and security borrowing	82,787	—	—	—	82,787

Derivative contracts for trading purposes
Forwards	95,160	18,409	—	5,136	118,705
Swaps	168,567	159,635	—	39,188	367,390
Call options	133	—	—	—	133

Subtotal	263,860	178,044		44,324	486,228

Hedge derivative contracts
Forwards	—	—	—	—	—
Swaps	—	1,302	—	824	2,126

Subtotal	—	1,302	—	824	2,126

Loans and advances to banks
Domestic banks	13,305	—	—	—	13,305
Foreign banks	—	—	154,509	181,774	336,283

Subtotal	13,305	—	154,509	181,774	349,588

Loans to customers (before allowances for loans losses)
Commercial loans	9,260,757	—	—	36,649	9,297,406
Residential mortgage loans	2,926,621	—	—	—	2,926,621
Consumer loans	2,153,968	—	—	—	2,153,968

Subtotal	14,341,346	—	—	36,649	14,377,995

Financial assets available-for-sale
From the Chilean Government and Central Bank of Chile	371,487	—	—	—	371,487
Other instruments issued in Chile	584,864	—	—	—	584,864
Instruments issued abroad	124,650	71,805	4,299	—	200,754

Subtotal	1,081,001	71,805	4,299	—	1,157,105

Financial assets held-to-maturity	—	—	—	—	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

40.	Risk Management, continued:

	Financial Services MCh$	Government MCh$	Retail (Individuals) MCh$	Trade MCh$	Manufacturing MCh$	Mining MCh$	Electricity, Gas and Water MCh$	Agriculture and Livestock MCh$	Forestry MCh$	Fishing MCh$	Transportation and Telecom MCh$	Construction MCh$	Services MCh$	Other MCh$	Total MCh$
Financial assets
Cash and due from banks	264,715	310,359	—	—	—	—	—	—	—	—	—	—	197,255	—	772,329

Financial assets held-for-trading
From the Chilean Government and Central Bank of Chile	—	157,192	—	—	—	—	—	—	—	—	—	—	—	—	157,192
Other instruments issued in Chile	120,938	—	—	16	—	—	256	957	—	—	—	—	—	406	122,573

Subtotal	120,938	157,192	—	16	—	—	256	957	—	—	—	—	—	406	279,765

Receivables from repurchase agreements and security borrowing	36,983	—	—	2,445	14,839	260	25,751	—	75	16	1,921	54	443	—	82,787

Derivative contracts for trading purposes
Forwards	86,080	—	117	6,279	5,952	3,501	3,083	969	2,065	652	3,145	272	6,522	68	118,705
Swaps	288,217	—	—	6,642	1,369	220	28,828	1,666	25	2,487	18,752	690	18,494	—	367,390
Call options	6	—	—	13	—	—	—	—	—	—	—	—	114	—	133

Subtotal	374,303	—	117	12,934	7,321	3,721	31,911	2,635	2,090	3,139	21,897	962	25,130	68	486,228

Hedge derivative contracts
Forwards	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Swaps	2,126	—	—	—	—	—	—	—	—	—	—	—	—	—	2,126

Subtotal	2,126	—	—	—	—	—	—	—	—	—	—	—	—	—	2,126

Loans and advances to banks
Domestic banks	13,149	156	—	—	—	—	—	—	—	—	—	—	—	—	13,305
Foreign banks	336,283	—	—	—	—	—	—	—	—	—	—	—	—	—	336,283

Subtotal	349,432	156	—	—	—	—	—	—	—	—	—	—	—	—	349,588

Loans to customers
Commercial loans (*)
Residential mortgage loans	3,404	—	183,053	57,504	13,550	2,374	209	20,623	—	1,385	18,232	15,823	62,625	2,547,839	2,926,621
Consumer loans	1,481	—	73,682	35,176	10,118	1,470	127	26,336	—	809	13,921	8,714	26,428	1,955,706	2,153,968
Financial assets available-for-sale
From the Chilean Government and Central Bank of Chile		371,487	—	—	—	—	—	—	—	—	—	—	—	—	371,487
Other instruments issued in Chile	551,112	—	—	—	5,457	—	8,666	—	5,146	—	—	1,545	12,938	—	584,864
Instruments issued abroad	105,095	7,968	—	—	39,086	4,880	36,895	—	—	—	—	—	—	6,830	200,754

Subtotal	656,207	379,455	—	—	44,543	4,880	45,561	—	5,146	—	—	1,545	12,938	6.830	1,157,105

Financial assets held-to-maturity	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

(*)	See commercial loans by industry sector in Note 10 (e).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

40.	Risk Management, continued:

The following tables show credit risk exposure per balance sheet item, including derivatives, detailed by both geographic region and industry sector as of December 31, 2011:

	Chile MCh$	United States MCh$	Brazil MCh$	Other MCh$	Total MCh$
Financial Assets
Cash and Due from Banks	622,082	228,796	—	30,268	881,146

Financial Assets held-for-trading
from the Chilean Government and Central Bank of Chile	77,842	—	—	—	77,842
Other instruments issued in Chile	191,857	—	—	162	192,019
Instruments issued abroad	35,051	—	—	—	35,051

Subtotal	304,750	—	—	162	304,912

Receivables from repurchase agreements and security borrowing	47,945	—	—	36	47,981

Derivative Contracts for Trading Purposes
Forwards	96,723	10,490	—	13,920	121,133
Swaps	110,203	117,592	—	30,886	258,681
Call Options	1,239	—	—	—	1,239
Put Options	2	—	—	—	2
Futures	—	—	—	—	—
Other	—	—	—	—	—

Subtotal	208,167	128,082	—	44,806	381,055

Hedge Derivative Contracts
Forwards	—	—	—	—	—
Swaps	—	—	—	—	—
Call Options	—	—	—	—	—
Put Options	—	—	—	—	—
Futures	—	—	—	—	—
Other	—	—	—	—	—

Subtotal	—	—	—	—	—

Loans and advances to Banks
Central Bank of Chile	300,819	—	—	—	300,819
Domestic banks	15,054	—	—	—	15,054
Foreign banks	181,428	—	91,530	59,594	332,552

Subtotal	497,301	—	91,530	59,594	648,425

Loans to Customers (before allowances for loans losses)
Commercial loans	11,107,050	18,231	5,568	126,544	11,257,393
Residential mortgage loans	3,607,434	—	—	—	3,607,434
Consumer loans	2,565,620	—	—	—	2,565,620

Subtotal	17,280,104	18,231	5,568	126,544	17,430,447

Financial Assets Available-for-Sale
from the Chilean Government and Central Bank of Chile	412,394	—	—	—	412,394
Other instruments issued in Chile	930,323	—	—	—	930,323
Instruments issued abroad	21,870	71,740	4,712	30,081	128,403

Subtotal	1,364,587	71,740	4,712	30,081	1,471,120

Financial assets held-to-Maturity	—	—	—	—	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

40.	Risk Management, continued:

	Financial Services MCh$	Government MCh$	Retail (Individuals) MCh$	Trade MCh$	Manufacturing MCh$	Mining MCh$	Electricity, Gas and Water MCh$	Agriculture and Livestock MCh$	Forestry MCh$	Fishing MCh$	Transportation and Telecom MCh$	Construction MCh$	Services MCh$	Other MCh$	Total MCh$
Financial Assets
Cash and Due from Banks	328,933	—	—	—	—	—	—	—	—	—	—	—	72,759	479,454	881,146

Financial Assets held-for-trading
from the Chilean Government and Central Bank of Chile	—	—	—	—	—	—	—	—	—	—	—	—	—	77,842	77,842
Other instruments issued in Chile	191,999	—	—	—	—	—	—	—	—	—	—	—	—	20	192,019
Instruments issued abroad	35,051	—	—	—	—	—	—	—	—	—	—	—	—	—	35,051

Subtotal	227,050	—	—	—	—	—	—	—	—	—	—	—	—	77,862	304,912

Receivables from repurchase agreements and security borrowing	13,619	—	—	2,780	92	512	21,045	—	57	118	5,959	76	156	3,567	47,981

Derivative Contracts for Trading Purposes
Forwards	60,037	—	9	2,006	5,787	1,457	160	5,337	151	326	148	313	101	45,301	121,133
Swaps	185,892	672	—	3,933	4,333	59	8,394	18,241	34	906	2,136	909	230	32,942	258,681
Call Options	1,167	—	—	68	—	—	—	—	—	—	—	—	—	4	1,239
Put Options	—	—	—	2	—	—	—	—	—	—	—	—	—	—	2

Subtotal	247,096	672	9	6,009	10,120	1,516	8,554	23,578	185	1,232	2,284	1,222	331	78,247	381,055

Hedge Derivative Contracts
Forwards	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Swaps	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Subtotal	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Loans and advances to Banks
Central Bank of Chile	300,819	—	—	—	—	—	—	—	—	—	—	—	—	—	300,819
Domestic banks	15,054	—	—	—	—	—	—	—	—	—	—	—	—	—	15,054
Foreign banks	332,403	—	—	—	—	—	—	—	—	—	—	—	—	149	332,552

Subtotal	648,276	—	—	—	—	—	—	—	—	—	—	—	—	149	648,425

Loans to Customers, Net
Commercial loans (*)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Residential mortgage loans	5,175	—	3,101,327	71,639	14,687	2,506	—	21,524	2,819	1,442	22,073	15,208	95,712	253,322	3,607,434
Consumer loans	3,250	—	1,957,143	40,137	8,599	1,573	9	28,208	1,557	728	16,433	8,022	40,244	459,717	2,565,620
Financial Assets Available-for-Sale
from the Chilean Government and Central Bank of Chile	217,429	—	—	—	—	—	—	—	—	—	—	—	—	194,965	412,394
Other instruments issued in Chile	892,287	—	—	2,393	—	67	6,097	—	3,247	—	15,009	2,307	—	8,916	930,323
Instruments issued abroad	113,497	—	—	—	—	—	—	14,906	—	—	—	—	—	—	128,403

Subtotal	1,223,213	—	—	2,393	—	67	6,097	14,906	3,247	—	15,009	2,307	—	203,881	1,471,120

Financial assets held-to-Maturity	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

(*)	See commercial loans by industry sector in Note 10 (e).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

40.	Risk Management, continued:

(e)	Collateral and Other Credit Enhancements

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

The following table shows credit quality by asset class for balance sheet items, based on the Bank’s credit rating system, as of December 31, 2010 and 2011.

	As of December 31, 2010
	A1	A2	A3	B	Impaired Portfolio	Other	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial assets
Loans and advances to banks
Domestic banks	13,305	—	—	—	—	—	13,305
Foreign banks	10,360	255,133	70,786		—	4	336,283

Subtotal	23,665	255,133	70,786	—	—	4	349,588

Loans to customers (before allowances for loans losses)
Commercial loans	28,728	2,346,028	2,098,218	3,380,009	599,925	844,498	9,297,406
Residential mortgage loans	—	—	—	—	71,758	2,854,863	2,926,621
Consumer loans	—	—	—	—	113,386	2,040,582	2,153,968

Subtotal	28,728	2,346,028	2,098,218	3,380,009	785,069	5,739,943	14,377,995

	As of December 31, 2011
	Individual Portfolio			Group Portfolio
	Normal	Substandard	Non-complying	Normal	Non-complying	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets (*)
Loans and advances to banks
Central Bank of Chile	300,819	—	—	—	—	300,819
Domestic banks	15,059	—	—	—	—	15,059
Foreign banks	333,553	—	—	—	—	333,553

Subtotal	649,431	—	—	—	—	649,431

Loans to customers (before allowances for loan losses)
Commercial loans	9,456,109	56,405	163,859	1,443,208	137,812	11,257,393
Residential mortgage loans	—	—	—	3,543,520	63,914	3,607,434
Consumer loans	—	—	—	2,439,495	126,125	2,565,620

Subtotal	9,456,109	56,405	163,859	7,426,223	327,851	17,430,447

(*)	On January 1, 2011, the credit ratings for debtors with individual assessment has changed, separating the portfolio in Normal (categories A1-A6), substandard (B1 – B4) and Non-complying (C1-C6) as show in the above table. The normal portfolio includes additionally two categories included in substandard portfolio (B1 and B2) by an amount of MCh$48,347. The impaired loans corresponded categories from B-3 to C6 by an amount of MCh$499,768.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

40.	Risk Management, continued:

(f)	Credit Quality by Asset Class, continued:

Analysis of age of non-impaired, over-due loans by financial asset class:

Terms:

Default 1: 1 to 29 days

Default 2: 30 to 59 days

Default 3: 60 to 89 days

As of December 31, 2010:

	Default 1	Default 2	Default 3	Total
	MCh$	MCh$	MCh$	MCh$
Loans and advances to banks	15,940	—	—	15,940
Commercial loans	15,014	4,371	2,625	22,010
Import-export financing	9,078	194	83	9,355
Factoring transactions	37,764	5,785	587	44,136
Commercial lease transactions	1,716	519	386	2,621
Other loans and receivables	13,162	729	512	14,403
Residential mortgage loans	399	347	10	756
Consumer loans	11,583	5,507	3,676	20,766

Total	104,656	17,452	7,879	129,987

As of December 31, 2011:

	Default 1	Default 2	Default 3	Total
	MCh$	MCh$	MCh$	MCh$
Loans and advances to banks	19,694	—	—	19,694
Commercial loans	16,797	6,206	6,718	29,721
Import-export financing	15,802	962	406	17,170
Factoring transactions	32,623	4,701	532	37,856
Commercial lease transactions	2,201	594	292	3,087
Other loans and receivables	1,213	1,115	929	3,257
Residential mortgage loans	205	400	379	984
Consumer loans	13,732	6,815	5,575	26,122

Total	102,267	20,793	14,831	137,891

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

40.	Risk Management, continued:

(f)	Credit Quality by Asset Class, continued:

As of December 31, the ageing analysis of loans is as follows:

	Past due but not impaired
As of December 31,	Neither past due nor impaired	Up to 30 days	Over 30 days and up to 60 days	Over 60 days and up to 90 days	Over 90 days and up to 120 days	Over 120 days	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
2011	16,819,212	90,079	10,618	3,372	871	6,527	16,930,679
2010	13,514,568	65,802	10,623	2,796	329	1,808	13,595,926

(g)	Collateral

The value of collateral maintained by the Bank for loans individually classified as impaired as of December 31, 2010 and 2011 is MCh$191,083 and MCh$35,186 respectively.

The value of collateral maintained by the Bank for loans over-due but non-impaired as of December 31, 2010 and 2011 is MCh$2,667 and MCh$104,543 respectively.

(h)	Assets Received in Lieu of Payment

The Bank has received assets in lieu of payment totaling MCh$10,418 and MCh$15,554 as of December 31, 2010 and 2011, respectively, the majority of which are properties. All of these assets are managed for sale.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

40.	Risk Management, continued:

(i)	Renegotiated Assets

The impaired loans are considered to be renegotiated when the corresponding financial commitments are restructured and the Bank assesses the probability of recovery as sufficiently high.

The following table details the book value of loans with renegotiated terms per financial asset class:

	2010	2011
	MCh$	MCh$
Financial assets
Loans and advances to banks
Domestic banks	—	—
Foreign banks	—	—

Subtotal	—	—

Loans to customers, net
Commercial loans	137,576	119,637
Residential mortgage loans	10,216	26,286
Consumer loans	180,578	192,802

Subtotal	328,370	338,725

Total renegotiated financial assets	328,370	338,725

The Bank evaluates allowances loan losses in two segments: individually assessed allowances loan losses and group assessed allowances loan losses, which are described in more detail in Note 2(m).

Complementary Information

The renegotiated portfolio of Banco de Chile represents 1.94% of the total loans and the redefault rate of these loans for retail segment is 26.46% as of December 31, 2011 (the Bank does not have this information for other segments for internal purposes).

The most common type of modification is to extend the term of the loan. For payment extensions, depending on the characteristics of each credit, the Bank may change the initial conditions in terms of interest rate and initial grace period for the first payment. With respect to forgiveness of principal, the Bank typically does not give this benefit. The Board of Directors might on rare occasions approve a portion of principal forgiveness on certain credit-operations that have been impaired and provisioned previously. Based on this knowledge, the Bank estimates that about 80% of renegotiated loans extend the maturity date, including a new amortization schedule. Only those borrowers which are considered viable are renegotiated, and that the average term of the commercial credit renegotiated is 38 months, demonstrating the relatively short payment extensions given. If the debtor is not considered to be financially viable, the Bank proceeds to the legal collection of debts.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

40.	Risk Management, continued:

(i)	Renegotiated Assets, continued

The Bank does not have information related the balance of loans modified by type of concession because is not required by the local banking regulator and not much used among peers. However, the Bank continually monitors its deteriorated portfolio as defined in note 2 (m)(iv) of the financial statements. Also, for internal purposes the renegotiated loan portfolio is analyzed and reviewed as part of the impaired portfolio. Therefore, for management and regulatory (local and IFRS) reporting purposes the bank is not frequently using information of loans modified by types of concession.

The Bank determines the appropriate amount of allowance for loan losses as follow:

The commercial loan renegotiations are always evaluated and approved individually by the credit committee with all the background and history of previous approvals, including financial records, delinquencies or other previous renegotiations of the debtor. Since almost the entire commercial portfolio is individually provisioned, it is in this approval step of the renegotiation where the level of provision for each debtor is determined.

Among the variables that are considered by the credit committee to establish the level of provisions, is the payment capacity and the collateral coverage. The condition of a new default of a renegotiated credit is considered when the credit committee is establishing the new level of provisions, which in general as a consequence of this higher risk, could increase up to 65% of the loan.

On the other hand, for the portfolio evaluated for provisioning purposes as a group, the models contain past behavior variables, incorporating delinquencies and default prior to renegotiation for six months, recognizing the increased risk and generating a higher level of provisions. The provision can only be decreased if the renegotiated client has good payment behavior (an overdue less than 30 days), in a period of over seven months.

Moreover, an operation identified as renegotiation never leaves this classification for purposes of monitoring and provisioning.

(j)	Impairment Testing

The main tools used to test loan impairment include an analysis of whether principal or interest payments are more than 90 days past due or if the counterparty is experiencing any known cash flow problems, reductions in credit ratings or default of the original contractual terms.

(k)	Off balance sheet accounts

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

Market Risk is referred as to the potential loss the Bank may incur due to the scarcity of liquidity (Liquidity Risk) or due to an adverse change of market factors levels (Price Risk).

(a)	Liquidity Risk:

Liquidity Risk Measurement and Limits

The Bank measures, limits, controls and reports Trading and Funding liquidity risks. For the Trading portfolio, the Bank measures and controls derivatives and debt securities trading liquidity risk through specific DV01 limits by tenor point (DV01 is the change in the value of a transaction as a result of the increase in the interest rate used for valuing the transaction by 0.01%). Debt instruments booked in the Accrual book do not require trading liquidity restrictions since they are purchased as medium to long term investments.

Funding Liquidity is controlled and limited using several reports. The most basic one in place is the C08 liquidity report, which is part of the set of reports requested by the banks regulator (Superintendence of Banks and Financial Institutions or “SBIF” hereafter). The C08 liquidity report includes forecasted cash flows over the next 30 and 90 days for the main transactional balance sheet items (excluding capital, property and equipment, etc,); reports are separated between those that include cash flows denominated in local currency (including cash flows denominated in CLP and CLF) from those in foreign currencies (mainly concentrated in USD).

The SBIF requests banks to comply with the following C08 Index limits (the C08 Index is computed as the result of dividing the expected cash flow for the tenor bucket under analysis by the bank’s Tier1 Capital):

Foreign Currency 1-30 days: C08 Index < 1

All Currencies 1-30 days: C08 Index < 1

All Currencies 1-90 days: C08 Index < 2

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

As of December 31st 2011, the Foreign Currency 1-30 days Adjusted C08 Index is slightly below 0,1 whereas the index for all currencies is slightly above 0,4.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

40.	Risk Management, continued:

(3)	Market Risk, continued:

(a)	Liquidity Risk, continued

The tables below details the maturity profile of the consolidated financial liabilities of Banco de Chile and its subsidiaries where are included projected contractual interests (1), as of December 31, 2010 and 2011:

	Up to 1 month MCh$	Between 1 and 3 months MCh$	Between 3 and 12 months MCh$	Between 1 and 3 years MCh$	Between 3 and 5 years MCh$	More than 5 years MCh$	Total MCh$
Liabilities as of December 31, 2011
Current accounts and other demand deposits	4,895,426	—	—	—	—	—	4,895,426
Transactions in the course of payment	155,424	—	—	—	—	—	155,424
Accounts Payable from repurchase agreements and security lending	222,756	446	—	—	—	—	223,202
Savings accounts and time deposits	4,441,786	1,951,047	2,607,906	290,481	355	30	9,291,605
Derivative instruments	515,787	439,237	244,021	48,804	—	—	1,247,849
Borrowings from financial institutions	483,189	800,101	407,649	—	—	—	1,690,939
Other financial obligations	89,141	13,738	149,234	423,070	603,744	1,559,965	2,838,892

Total undiscounted financial liabilities (excluding derivatives with offsetting agreements)	10,803,509	3,204,569	3,408,810	762,355	604,099	1,559,995	20,343,337

Derivatives with offsetting agreements	671,072	1,066,890	3,637,260	4,068,859	2,616,022	944,230	13,004,333

	Up to 1 month MCh$	Between 1 and 3 months MCh$	Between 3 and 12 months MCh$	Between 1 and 3 years MCh$	Between 3 and 5 years MCh$	More than 5 years MCh$	Total MCh$
Liabilities as of December 31, 2010
Current accounts and other demand deposits	4,446,181	—	—	—	—	—	4,446,181
Transactions in the course of payment	208,750	—	—	—	—	—	208,750
Payables from repurchase agreements and security lending	81,590	165	—	—	—	—	81,755
Savings accounts and time deposits	3,400,663	1,458,340	2,481,908	328,030	65,937	39	7,734,917
Derivative instruments	374,303	347,750	213,633	45,326	—	—	981,012
Borrowings from financial institutions	102,288	122,572	905,270	104,167	47,075	—	1,281,372
Other financial obligations	321,168	340,251	375,168	368,674	374,532	1,496,556	3,276,349

Total undiscounted financial liabilities (excluding derivatives with offsetting agreements)	8,934,943	2,269,078	3,975,979	846,197	487,544	1,496,595	18,010,336

Derivatives with offsetting agreements	691,096	769,277	3,052,715	4,915,709	2,112,000	1,131,751	12,672,548

(1)	These tables included the flows of interests and the flows of capital.

The Loans-to-deposit ratio for 2011 and 2010 is detailed below:

Loans-to-Deposit Ratio

	December 31, 2011	December 31, 2010
Maximum	2.05	1.47
Minimum	1.93	0.99
Average	1.98	1.39

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

40.	Risk Management, continued:

(3)	Market Risk, continued

(a)	Liquidity Risk, continued:

The Bank establishes various internal measurements, in addition to the limits imposed by local regulators, which aim to prevent significant funding sources concentration, funding maturity date concentrations in both local and foreign currency and other ratios to closely watch the evolution of the structure of the balance sheet.

(b)	Price Risk:

Price Risk Measurement and Limits

Price Risk is measured utilizing various internal and regulatory reports. Analyses are usually made separately for the Trading portfolio from those utilized for the Accrual book.

A standardized regulatory report (SBIF C43 report) is used for the Trading portfolio, which allows the Bank including its affiliates to measure its potential loss in the case of an adverse fluctuation, at a given confidence level, of the relevant market factors used for valuing these transactions (FX rates, interest rates, derivatives yields, equity prices, options volatility, etc.). This metric is computed using tables provided by the SBIF, which are taken from the Basel Accord on standardized measurement of price risk for trading portfolios.

The SBIF has not established a formal individual limit for the Trading Portfolio price risk, but rather an overall limit that includes Market Risk plus the Credit Risk of the assets portfolio, which is assessed as 10% of the risk-weighted assets. In the future, Operational Risk will be included in the regulatory measurement as well.

In addition, the Bank has established internal limits for the Trading portfolio positions; in fact, limits are established for net foreign exchange rate positions (FX delta), interest rates positions (rho or DV01) and for volatility positions (vega) generated by options portfolios.

The Bank measures a 99% confidence parametric VaR escalated to 22 days (one month) for the Trading portfolio, which is monitored against a trigger. Volatilities and correlations are implied from market factors historical fluctuations using statistical tools. One year daily closing prices are used as a source for the volatility discovery process.

Interest risk for the Accrual Book is measured using both a standardized regulatory report (C40) and an internal report. The latter is based on the analysis of gaps generated by the mismatch between assets and liabilities repricing tenors.

The standardized regulatory report (C40) estimates the potential loss due to adverse interest rate fluctuations, with a certain level of confidence. This metric is computed using tables provided by the SBIF, for standardized measurement of the accrual interest rate risk. Under current regulations, banks must establish limits for the short–term interest rate risk for the Accrual book as a percentage of the net interest rate margin and for the long-term interest rate risk as a percentage of the Bank’s Tier-2 Capital; current limits for Banco de Chile are 25% and 25% respectively. The evolution of these two metrics along year 2011 is the following:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

40.	Risk Management, continued:

(3)	Market Risk, continued

(b)	Price Risk, continued

	Banking Risk Book Short term	Banking Risk Book Long Term
Maximum Use	11.7%	18.4%
Average Use	10.3%	17.1%
Minimum Use	9.3%	15.9%

During 2011, the Bank established additional measurements, limits and reports for interest rates positions and price risks but utilizing internal models; in fact, a new methodology was put in place for interest rate exposures (IRE) and earnings at risks (EaR) computation. These two metrics are generated including the whole balance sheet; therefore, some items that are not included in the C40 analysis (e.g. Capital, Fixed Assets, etc.) are here included. Additionally, the internal models consider a more thorough and realistic study of the FX and interest rates fluctuations than the one required by the local regulators.

Finally, the internal policies Bank implement stress tests must be executed for the Trading portfolio, where the potential losses must be compared against internal triggers. In addition the Bank has also established a one month rolling loss trigger which is also daily monitored. For the Accrual Book monthly stress tests are carried out, the results are also compared against triggers defined by the Banks administration.

The following table illustrates the exposure of the Accrual Book to interest rate risk by repricing tenor on an individual basis as of December 31, 2010 and 2011:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

40.	Risk Management, continued:

(3)	Market Risk, continued:

(b)	Price Risk, continued

The tables below included projected contractual interest (1), as of December 31, 2010 and 2011:

Accrual Book Interest Rate Exposure by Maturity

	Up to 1 month MCh$	Between 1 and 3 months MCh$	Between 3 and 12 months MCh$	Between 1 and 3 years MCh$	Between 3 and 5 years MCh$	More than 5 years MCh$	Total MCh$
Assets as of December 31, 2011
Cash and due from banks	827,381	—	—	—	—	—	827,381
Transactions in the course of collection	295,420	—	—	—	—	—	295,420
Accounts receivable from repurchase agreements and security borrowing	10,021	—	—	—	—	—	10,021
Derivative instruments	173,624	64,468	195,555	—	—	—	433,647
Loans and advances to banks	52,870	188,642	198,068	38,127	61,469	109,249	648,425
Loans to customers, net	2,063,967	2,371,825	4,516,013	4,123,675	1,920,759	4,537,489	19,533,728
Financial assets available-for-sale	112,181	229,613	260,827	119,412	225,218	492,407	1,439,658
Financial assets held-to-maturity	—	—	—	—	—	—	—

Total assets	3,535,464	2,854,548	5,170,463	4,281,214	2,207,446	5,139,145	23,188,280

	Up to 1 month MCh$	Between 1 and 3 months MCh$	Between 3 and 12 months MCh$	Between 1 and 3 years MCh$	Between 3 and 5 years MCh$	More than 5 years MCh$	Total MCh$
Assets as of December 31, 2010
Cash and due from banks	759,947	—	—	—	—	—	759,947
Transactions in the course of collection	403,208	—	—	—	—	—	403,208
Receivables from repurchase agreements and security borrowing	5,107	—	—	—	—	—	5,107
Derivative instruments	34,644	85,949	192,620	—	—	—	313,213
Loans and advances to banks	95,236	71,094	128,536	54,722	—	—	349,588
Loans to customers, net	2,236,700	2,084,812	3,936,659	3,018,469	1,718,849	3,633,320	16,628,809
Financial assets available-for-sale	236,329	186,498	197,401	116,278	198,449	398,807	1,333,762
Financial assets held-to-maturity	—	—	—	—	—	—	—

Total assets	3,771,171	2,428,353	4,455,216	3,189,469	1,917,298	4,032,127	19,793,634

(1)	These tables included the flows of interests and the flows of capital.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

40.	Risk Management, continued:

(3)	Market Risk, continued

(b)	Price Risk, continued

The tables below included projected contractual interest (1), as of December 31, 2010 and 2011:

	Up to 1 month MCh$	Between 1 and 3 months MCh$	Between 3 and 12 months MCh$	Between 1 and 3 years MCh$	Between 3 and 5 years MCh$	More than 5 years MCh$	Total MCh$
Liabilities as of December 31, 2011
Current accounts and demand deposits	4,906,774	—	—	—	—	—	4,906,774
Transactions in the course of payment	87,821	—	—	—	—	—	87,821
Accounts payable from repurchase agreements and security lending	48,560	—	—	—	—	—	48,560
Savings accounts and time deposits	4,488,511	1,999,990	2,546,130	346,907	397	41	9,381,976
Derivative instruments	1,739	3,119	20,276	167,445	78,059	246,035	516,673
Borrowings from financial institutions	609,849	789,386	408,950	17,548	12,650	39,466	1,877,849
Debt issued	12	15	164	465	664	1,714	3,034
Other financial obligations	104,265	11,117	56,986	109,687	118,978	44,926	445,959

Total liabilities	10,247,531	2,803,627	3,032,506	642,052	210,748	332,182	17,268,646

	Up to 1 month MCh$	Between 1 and 3 months MCh$	Between 3 and 12 months MCh$	Between 1 and 3 years MCh$	Between 3 and 5 years MCh$	More than 5 years MCh$	Total MCh$
Liabilities as of December 31, 2010
Current accounts and demand deposits	4,407,773	—	—	—	—	—	4,407,773
Transactions in the course of payment	181,283	—	—	—	—	—	181,283
Accounts payable from repurchase agreements and security lending	22,007	—	—	—	—	—	22,007
Savings accounts and time deposits	3,403,335	1,480,524	2,483,602	387,976	6,932	53	7,762,422
Derivative instruments	332	1,203	17,454	51,666	102,998	199,410	373,063
Borrowings from financial institutions	347,092	461,551	449,523	1,177	—	—	1,259,343
Debt issued	21,262	26,244	253,160	346,518	357,462	1,442,776	2,447,422
Other financial obligations	172,267	1,242	7,814	18,920	14,343	43,354	257,940

Total liabilities	8,555,351	1,970,764	3,211,553	806,257	481,735	1,685,593	16,711,253

(1)	These tables included the flows of interests and the flows of capital.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

40.	Risk Management, continued:

(3)	Market Risk, continued:

(b)	Price Risk, continued:

Price Risk Sensitivity Analysis

The Bank uses stress tests as a main measure for analyzing price risk sensitivity. The analysis is implemented for the Trading Book and the Accrual or Banking Book in a separate manner. After the financial crisis of 2008 and based on the numerous studies and analyses performed on the matter, the Bank adopts this tool when it notices that it is more reliable and useful than normal distribution change evaluations such as the (VaR) since:

(a)	The recent financial crisis shows fluctuations that are materially higher than those used through VaR with 99% reliability.

(b)	The recent financial crisis shows correlations between these fluctuations that are materially different to those used through VaR, since the crisis precisely indicates severe disconnections between the evolution of market variables and those normally observed.

(c)	Trading liquidity dramatically decreased in emergent markets and in Chile during the financial crisis and therefore, scaling of the daily fluctuation VaR is a very gross approximation of the expected loss.

In order to increase stress tests, in a daily manner, the Bank performs a follow-up of the evolution of potential losses or gains of the Trading Book and their causes.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

40.	Risk Management, continued:

(3)	Market Risk, continued:

(b)	Price Risk, continued

In order to comply with IFRS 7.40, we include the following exercise illustrating an estimation of the impact of feasible but reasonable (neither stressed nor extreme) fluctuations of interest rates, swaps yield, foreign exchange rates and foreign exchange volatilities embedded in the Trading and Accrual portfolios. Given that the Bank’s portfolio includes positions denominated in nominal and real interest rates, these fluctuations must be aligned with realistic inflation changes forecast. The exercise is implemented in a very simplistic way: trading portfolios impacts are estimated by multiplying DV01s by expected interest rates shifts; accrual portfolios impacts are computed as multiplying cumulative gaps by forward interest rates modeled fluctuations. However, this methodology presents the limitation that convexity of interest rates yield curves is not captured for trading portfolios; additionally, neither convexity nor prepayments behaviors are captured in the accrual portfolio analysis. In any case, given the magnitude of the shifts, the methodology may be accurate enough for the purposes and scope of the analysis.

The following table illustrates the fluctuations of bond interest rates, derivatives yields, FX rates, FX CLP/USD volatility and inflation. Equity prices fluctuations of positions held in the Bank’s stockbrokerage house (Banchile Corredores de Bolsa SA) are not included given that are not considered material. In fact, equity positions are usually tiny since that this legal vehicle is mostly focused on customer driven transactions (brokerage or equity swaps transactions closed with customers).

The directions of these fluctuations were chosen between four scenarios (two positive economic scenarios that include better performance of the expected economic outlook such as faster solution of the European crisis and two negative economic scenarios that include a worse performance of the expected economic outlook such as a double dip of the American financial crisis) given that they generate the worst impact within the four above mentioned:

	Market Factor Fluctuations: adverse scenario
	CLP Derivatives (bps)	CLP Bonds (bps)	CLF Derivatives (bps)	CLF Bonds (bps)	USD Offshore 3m Derivatives (bps)	Spread USD On/Off Derivatives (bps)	Vol FX CLP/USD (%)	Inflation’s Change Period n-1 to n (Monthly Basis) (%)
3 m	54	75	-190	-173	5	-7	-11.9%	0.19%
6 m	46	84	-70	-47	9	-41	-9.8%	0.01%
9 m	48	89	-29	-3	12	-49	-8.1%	0.01%
1 yr	49	91	-34	8	14	-52	-7.2%	0.05%
2 yrs	56	79	-8	18	33	-60	—	0.03%
4 yrs	50	56	-1	6	48	-23	—	0.03%
6 yrs	48	48	2	3	51	-23	—	0.02%
10 yrs	47	49	1	2	51	-24	—	0.03%
16 yrs	48	49	2	1	46	-24	—	0.03%
20 yrs	49	49	1	0	45	-24	—	0.04%

Bps = Basic points

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

40.	Risk Management, continued:

(3)	Market Risk, continued:

(b)	Price Risk, continued

The impact of the fluctuations detailed above in the value of the Trading book is the following:

ESTIMATED P&L IMPACT TRADING BOOK ADVERSE SCENARIO

MCh$
CLP Interest Rate	38
Derivatives	512
Securities	(474)

CLF Interest Rate	(600)
Derivatives	(568)
Securities	(32)

USD, EUR, JPY Offshore Interest Rate	217
USD, EUR, JPY On/Off Spread	146

Total Interest Rate	(199)

Total FX	58

Total Vega FX	(155)

P&L Impact: Interest Rate + FX + Vega	(296)

BCh Expected P&L (12 Months)	460,000

BCh Tier1 Capital	1,739,175

P&L Impact / (Tier1 Capital + Expected P&L 12 Months)	0.0%

P&L Estimated (12 Months annual)	(0.1%)

The impact of such fluctuations in the Accrual portfolio, which is not necessarily a gain/loss but greater/lower net revenue from funds generation (net revenues from funds or NRFF is the net interests generation resulting from the accrual portfolio), is illustrated below:

MARGINAL NRFF ACCRUAL BOOK ADVERSE SCENARIO

MCh$	12 MONTHS
High/low income	(14,538)

CLP TOTAL	78,800
CLF TOTAL	(91,466)
FCY TOTAL	(1,872)

The positive impact on the CLP book is somehow compensated by the negative impact on the CLF book; additionally, the net impact in the NRFF for the next 12 months is less than 10% of the forecasted 2012 bank’s profit, reflecting an adequate risk-return ratio.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

40.	Risk Management, continued:

(3)	Market Risk, continued:

(b)	Price Risk, continued

Finally, the next table illustrates the shadow mark-to-market impact (the impact on equity but not on income) in the AFS portfolio due to the interest rate fluctuations detailed in the first table of the stress test analysis:

AVAILABLE FOR SALE PORTFOLIO IMPACT ADVERSE SCENARIO
Instrument	DV01(+1 bps) (USD)	Impact due to interest rate change (USD)	Impact due to interest rate change (MCh$)
CLP	(106,970)	(7,166,990)	(3,726)
CLF	(466,668)	(2,333,340)	(1,213)
USD	(261,774)	(5,235,480)	(2,722)

Total	—	(14,735,810)	(7,661)

The scenario would generate losses in the Available for Sale portfolio, mainly due to a rise in rates above 1 year.

(4)	Capital Requirements and Capital Management:

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

40.	Risk Management, continued:

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

40.	Risk Management, continued:

(4)	Capital Requirements and Capital Management, continued:

Levels of Basic Capital and Effective Equity as of December 31, 2010 and 2011 are as follows:

	Consolidated assets		Risk-weighted assets
	2010 MCh$	2011 MCh$	2010 MCh$	2011 MCh$
Balance sheet assets (net of provisions)
Cash and due from banks	772,329	881,146	767	16,472
Transactions in the course of collection	429,756	373,639	60,922	100,236
Financial assets held-for-trading	279,765	304,912	65,540	78,314
Receivables from repurchase agreements and security borrowing	82,787	47,981	82,787	47,981
Derivative instruments	488,354	381,055	396,511	378,788
Loans and advances to banks	349,588	648,425	338,913	335,562
Loans to customers, net	14,029,968	17,023,756	12,841,904	15,555,760
Financial assets available-for-sale	1,157,105	1,471,120	358,740	488,760
Investments in other companies	11,072	13,196	13,294	15,418
Intangible assets	88,463	81,026	33,992	33,757
Property and equipment	204,352	207,888	206,513	207,887
Investment Properties	17,459	17,079	—	—
Current tax assets	3,363	—	565	141
Deferred tax assets	57,678	60,025	11,120	11,628
Other assets	304,425	254,310	286,021	229,650

Subtotal			14,697,589	17,500,354
Off-balance-sheet assets
Contingent loans	2,913,689	3,484,007	1,748,106	2,084,517

Total risk-weighted assets			16,445,695	19,584,871

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

41.	New Accounting Pronouncements:

The following is a summary of new standards, interpretations and improvements to the International Financial Reporting Standards issued by the International Accounting Standards Board (IASB) but which have not come into effect as of December 31, 2011, as per the following detail:

IAS 1 Presentation of Financial Statements

The amendments to IAS 1 published by the IASB on June 16, 2011 require entities to group items presented in OCI on the basis of whether they are potentially recycled to profit or loss (ie reclassification adjustments). The amendments do not address which items are presented in OCI or which and when items are recycled through profit or loss, but reaffirm that items in OCI and profit or loss should be presented as either a single statement or two consecutive statements. Entities are required to apply amendments in the annual periods beginning on or after July 1, 2012, or earlier. To date, Banco de Chile and its subsidiaries are evaluating the possible impact that the adoption of this standard will have on its consolidated financial statements.

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

IAS 19 Employee Benefits

The amendments to IAS 19 published by the IASB on June 16, 2011 eliminate the option to defer recognition of gains and losses (the ‘corridor method’), streamline the presentation of changes in assets and liabilities arising from defined benefit plans and enhance the disclosure requirements for defined benefit plans. Entities are required to apply amendments in the annual periods beginning on or after January 1, 2013, or earlier. To date, Banco de Chile and its subsidiaries are evaluating the possible impact that the adoption of this standard will have on its consolidated financial statements.

IAS 27 Separate Financial Statements

This standard amended in May 2011, and supersedes IAS 27 (2008). The scope of this standard is restricted from this change only separate financial statements, as the concept related to the definition of control and consolidation were removed and included in IFRS 10. Entities are required to apply amendments in the annual periods beginning on or after January 1, 2013, and early adoption is permitted in conjunction with IFRS 10, IFRS 11 and IFRS 12 and the amendment to IAS 28. To date, Banco de Chile and its subsidiaries are evaluating the possible impact that the adoption of this standard will have on its consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

41.	New Accounting Pronouncements, continued:

IAS 28 Investments in Associates and Joint Venture

The objective of IAS 28 (as amended in May 2011) is to prescribe the accounting for investments in associates and to set out the requirements for the application of the equity method when accounting for investments in associates and joint ventures. Entities are required to apply amendments in the annual periods beginning on or after January 1, 2013, and early adoption is permitted in conjunction with IFRS 10, IFRS 11 and IFRS 12 and the amendment to IAS 27. To date, Banco de Chile and its subsidiaries are evaluating the possible impact that the adoption of this standard will have on its consolidated financial statements.

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

IFRS 9 is effective for annual periods commencing as of January 1, 2015, and allows adoption prior to that date. IFRS 9 must be applied retroactively, however if it is adopted before January 1, 2012, there is no need to reformulate comparative periods.

Banco de Chile and its subsidiaries are assessing the possible impact of adoption of these changes on the financial statements, however, that impact will depend on the assets maintained by the institution as of the adoption date. It is not practicable to quantify the effect on the issuance of these financial statements. To date, neither of these regulations has been approved by the Superintendency of Banks, event that is required for their application.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

41.	New Accounting Pronouncements, continued:

IFRS 10 Consolidated Financial Statement

In May 2011 the IASB issued IFRS 10 establishes a new definition of control applies to all entities including “special purpose entities” or “structured entities” as they are now referred to in the new standards. The changes introduced by IFRS 10 will require management to exercise significant judgment to determine which entities are controlled, and therefore are required to be consolidated by a parent.

These new standard is effective for annual periods beginning on or after January 1, 2013. To date, Banco de Chile and its subsidiaries are evaluating the possible impact that the adoption of this standard will have on its consolidated financial statements.

IFRS 11 Joint Arrangements

In May 2011 the IASB issued IFRS 11 replaces IAS 31 Interest in Joint Ventures and SIC-13 Jointly-Controlled Entities- Non-monetary Contributions by Ventures.

IFRS 11 eliminated the option to record the value of investment in a joint venture using proportionate consolidation or recognize its assets and liabilities its relative shares of those items, if any. The new standards require to use the equity method.

These new standard is effective for annual periods beginning on or after January 1, 2013. To date, Banco de Chile and its subsidiaries are evaluating the possible impact that the adoption of this standard will have on its consolidated financial statements.

IFRS 12 Disclosure of Interests in Other Entities

On May 12, 2011 the IASB issued IFRS 12 which replaces the requirements previously included in IAS 27, IAS 31 and IAS 28. This new standard is aimed at concentrating on a single regulatory body disclosure of subsidiaries, joint agreements, associates and structured entities. The new disclosures will help users of its financial statement evaluate the nature and risks associated with interests in other entities and the effects of those interests on its financial statements.

These new standard is effective for annual periods beginning on or after January 1, 2013. To date, Banco de Chile and its subsidiaries are evaluating the possible impact that the adoption of this standard will have on its consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

41.	New Accounting Pronouncements, continued:

IFRS 13 Fair Value Measurement

In May 2011, the IASB issued IFRS 13 Fair Value Measurement. This new standard establishes a new definition of Fair Value that converges with the generally accepted accounting principles in United States (US GAAP). This new regulation does not change when an entity must or may use fair value, but changes the way how to measure the fair value of financial assets and liabilities and non-financial.

These new standard is effective for annual periods beginning on or after January 1, 2013. To date, Banco de Chile and its subsidiaries are evaluating the possible impact that the adoption of this standard will have on its consolidated financial statements.

IFRS 7 Financial Instruments: Disclosures

In December 2011, amended the required disclosures to include information that will enable users of an entity’s financial statements to evaluate the effect or potential effect of netting arrangements, including rights of set-off associated with the entity’s recognized financial assets and recognised financial liabilities, on the entity’s financial position. An entity shall apply those amendments for annual periods beginning on or after January 1, 2013. To date, Banco de Chile and its subsidiaries are evaluating the possible impact that the adoption of this standard will have on its consolidated financial statements.

IAS 32 Financial Instruments: Presentation

The amendments, issued in December 2011, address inconsistencies in current practice when applying the offsetting criteria IAS 32. The amendments are effective for annual periods beginning on or after January 1, 2014 and allow adoption prior to that date. To date, Banco de Chile and its subsidiaries are evaluating the possible impact that the adoption of this standard will have on its consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

42.	Subsequent Events:

a.	In an ordinary meeting held on January 26, 2012, our board of directors decided to call an ordinary shareholders meeting to be held on March 22, 2012 with the objective of proposing, among other matters, the increase the Banks capital through the capitalization of 30% of the Bank’s net income for the fiscal year 2011, by means of the issuance of shares without nominal value, set at the value of $67.48 per share and distributed among shareholders, without charge, at the rate of 0.018956 new shares per each paid for and subscribed share and to adopt all necessary resolutions subject to the options contemplated in Article 31 of Law N°19,396.

In an ordinary meeting held on March 22, 2012, its shareholders’ approved the distribution and payment of dividend No.200, in the amount of CLP$2.984740 per Banco de Chile common share, which represents 70% of the Bank’s net income for year 2011.

b.	On February 16, 2012 and pursuant to Article 116 of Law No.18,045, Bank of Chile in his capacity as representative of the bondholders Series A, issued by Compañía Sud Americana de Vapores S.A., that because this has occurred the configuration of the disability cause contemplated in the first paragraph of Article 116 of Law No.18,045, that is, being the representative of the bondholders related to the issuer.

Bank of Chile will refrain from further actions as such and will renounce as representative of the bondholders of such issue, for which purpose will proceed to quote in the shortest possible time to a bondholders meeting, to announce the renounce of Bank of Chile as representative and to propose to the assembly the appointment of a new representative.

The said bond issue is in the public deed dated August 29, 2001, executed in Santiago on behalf of the Public Notary Mr. René Benavente Cash, together with all the amendments and entered in the Registry of Securities of the Chilean Superintendency of Securities and Insurance under No.274.

c.	On March 27, 2012, the Central Bank of Chile communicated to Banco de Chile that in the Extraordinary Session, No.1666E, the Board of the Central Bank of Chile resolved to request its corresponding surplus, from the fiscal year ended on December 31, 2011, including the proportional part of the agreed upon capitalization profits, which be paid in cash currency.

SIGNATURE

The registrant, Banco de Chile, hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BANCO DE CHILE

By	/S/ ARTURO TAGLE Q.
Name:	Arturo Tagle Q.
Title:	Chief Executive Officer

Date: April 25, 2012