Form 20-F
period 2012-12-31
BANK OF CHILE
filed 2013-04-26
CIK 1161125

As filed with the Securities and Exchange Commission on April 26, 2013

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

Commission file number 001-15266

BANCO DE CHILE

(Exact name of Registrant as specified in its charter)

BANK OF CHILE

(Translation of Registrant’s name into English)

REPUBLIC OF CHILE

(Jurisdiction of incorporation or organization)

Banco de Chile

Paseo Ahumada 251

Santiago, Chile

(562) 2637-1111

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

Shares of common stock: 91,977,302,953

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

Factors that could cause actual results to differ materially and adversely include, but are not limited to:

•	changes in general economic, business, political or other conditions in Chile, or changes in general economic or business conditions in Latin America or the United States;

•	changes in capital markets in general that may affect policies or attitudes towards lending to Chile or Chilean companies;

•	increased costs;

•	increased competition and changes in competition or pricing environments, including the effect of new technological developments;

•	unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms;

•	natural disasters;

•	the effect of tax laws on our business; and

•	the factors discussed under “—Risk Factors.”

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

Until and including our consolidated financial statements included in our annual report on Form 20-F for the year ended December 31, 2008, we prepared our audited consolidated financial statements in accordance with generally accepted accounting principles in Chile as supplemented by the applicable rules of the Superintendencia de Bancos e Instituciones Financieras de Chile (the “Superintendency of Banks”) (“Chilean GAAP”), with reconciliations to generally accepted accounting principles in the United States (“U.S. GAAP”). As required by IFRS 1—First Time Adoption of International Financial Reporting Standards, our financial position as of December 31, 2008 and our results of operations for the year ended December 31, 2008 were restated in accordance with IFRS 1 for comparative purposes. Reconciliations and a description of the transition to IFRS, and the effects on our assets, liabilities, equity, net income and cash flows are presented in Note 5 to our audited consolidated financial statements included in our annual report on Form 20-F for the year ended December 31, 2009 filed with the Securities and Exchange Commission (the “SEC”) on June 29, 2010. Unless otherwise indicated, the financial information included in this annual report with respect to 2009, 2010, 2011 and 2012 has been derived from financial statements that have been prepared in accordance with IFRS. See Note 2(a) to our audited consolidated financial statements as of and for the year ended December 31, 2012 appearing elsewhere in this annual report. IFRS differs in certain significant respects from Chilean GAAP. As a result, our financial information presented under IFRS is not directly comparable to any of our financial information presented under Chilean GAAP. Accordingly, readers should avoid such comparison.

Since adopting IFRS, we are no longer required to reconcile our financial statements to U.S. GAAP.

In this annual report, references to “$,” “U.S.$,” “U.S. dollars” and “dollars” are to United States dollars, references to “pesos” or “Ch$” are to Chilean pesos (see Note 2(u) to our audited consolidated financial statements as of and for the year ended December 31, 2012 appearing elsewhere in this annual report), and references to “UF” are to “Unidades de Fomento.” The UF is an inflation indexed Chilean monetary unit of account with a value in Chilean pesos that is linked to and adjusted daily to reflect changes in the Consumer Price Index (“CPI”) of the Instituto Nacional de Estadísticas (the “Chilean National Statistics Institute”). As of December 31, 2012, one UF equaled Ch$22,840.75.

This annual report contains translations of certain Chilean peso amounts into U.S. dollars at specified rates solely for your convenience. These translations should not be construed as representations that the Chilean peso amounts actually represent such U.S. dollar amounts, were converted from U.S. dollars at the rate indicated in preparing our audited consolidated financial statements as of and for the year ended December 31, 2012 or could be converted into U.S. dollars at the rate indicated. Until November 30, 2011, Banco de Chile applied the observed exchange rate reported by the Banco Central de Chile (the “Central Bank”) in order to translate its financial statements from Chilean pesos to U.S. dollars. However, beginning December 1, 2011, Banco de Chile adopted the exchange rate of accounting representation, or spot exchange rate, for such matters. This is also described in “Item 3. Key Information—Selected Financial Data—Exchange Rates.” Thus, unless otherwise indicated, the U.S. dollar amounts have been translated from Chilean pesos based on the exchange rate of accounting representation as of December 31, 2012 as determined by our Treasury, on a daily basis, based on the average of the daily closing bid and offer rates reported by Bloomberg for the Santiago Stock Exchange. The exchange rate of accounting representation on April 15, 2013 was Ch$472.10 = U.S.$1.00. As of the same date, the observed exchange rate was Ch$469.24 = U.S.$1.00.

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

•

supplementary capital, which is composed of the following: (i) our subordinated bonds, considered at issue price (reduced by 20% for each year during the period commencing six years prior to maturity), but not exceeding 50% of our Basic Capital; plus (ii) our voluntary allowances for loan losses (up to 1.25% of risk-weighted assets to the extent voluntary allowances exceed those that banks are required to maintain by law or regulation); minus (iii) our goodwill and unconsolidated investments in companies (“Supplementary Capital”).

Certain figures included in this annual report and in our audited consolidated financial statements as of and for the year ended December 31, 2012 have been rounded for ease of presentation. Percentage figures included in this annual report have not in all cases been calculated on the basis of such rounded figures but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this annual report may vary slightly from those obtained by performing the same calculations using the figures in our audited consolidated financial statements as of and for the year ended December 31, 2012. Certain other amounts that appear in this annual report may similarly not sum due to rounding.

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

PART I

Item 1	Identity of Directors, Senior Management and Advisors

Not Applicable.

Item 2	Offer Statistics and Expected Timetable

Not Applicable.

Item 3	Key Information

SELECTED FINANCIAL DATA

The following tables present historical financial information about us as of the dates and for each of the periods indicated. The following tables should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements as of and for the year ended December 31, 2012 appearing elsewhere in this annual report. The financial information for the years ended December 31, 2009, 2010, 2011 and 2012 is presented under IFRS.

Our audited consolidated financial statements have been prepared in accordance with IFRS for the years ended December 31, 2009, 2010, 2011 and 2012.

	For the Year Ended December 31,
	2009		2010		2011		2012		2012
	(in millions of Ch$, except share and per share data)								(in thousands of U.S.$)(1)
IFRS:
CONSOLIDATED STATEMENT OF INCOME DATA
Interest revenue	Ch$	900,407	Ch$	1,092,003	Ch$	1,501,684	Ch$	1,672,766	U.S$	3,488,781
Interest expense		(222,883)		(324,377)		(624,209)		(708,629)		(1,477,942)

Net interest income		677,524		767,626		877,475		964,137		2,010,839
Net fees and commissions income		251,855		292,262		308,773		307,257		640,826
Net financial operating income		(138,179)		17,163		58,101		16,199		33,785
Foreign exchange transactions, net		220,999		63,762		(7,973)		35,136		73,281
Other operating income		22,190		23,584		24,735		20,887		43,563
Provisions for loan losses		(241,345)		(157,651)		(146,925)		(166,420)		(347,091)
Total operating expenses		(491,749)		(544,227)		(613,611)		(635,119)		(1,324,627)
Income attributable to associates		840		1,609		3,054		(468)		(976)

Income before income taxes		302,135		464,128		503,629		541,609		1,129,600
Income taxes		(40,389)		(46,513)		(65,442)		(63,488)		(132,414)

Net income from continued operations, net of taxes		261,746		417,615		438,187		478,121		997,186
Net income from discontinued operations, net of taxes

Net income for the year	Ch$	261,746	Ch$	417,615	Ch$	438,187	Ch$	478,121	Ch$	997,186
Attributable to:
Equity holders of the parent		261,744		417,614		438,186		478,120		997,184
Non-controlling interest		2		1		1		1		2
Earnings per share(2)		3.11		4.93		5.04		5.42		0.011
Earnings per ADS		1,863.26		2,959.96		3,025.81		3,254.37		6.79
Dividends per share(3)		2.72		3.50		3.38		3.41		0.007
Weighted average number of shares (in millions)		84,286.34		84,652.76		86,889.65		88,149.82

(See footnotes below)

	As of December 31,
	2009		2010		2011		2012		2012
	(in millions of Ch$, except share and per share data)								(in thousands of U.S.$)(1)
IFRS:
CONSOLIDATED STATEMENT OF FINANCIAL POSITION DATA
Cash and due from banks	Ch$	727,553	Ch$	772,329	Ch$	881,146	Ch$	684,925	U.S.$	1,428,504
Transactions in the course of collection		526,051		429,756		373,639		310,077		646,708
Financial assets held-for-trading		351,590		279,765		269,861		159,682		333,039
Cash collateral on securities borrowed and reverse repurchase agreements		79,401		82,787		47,981		35,100		73,206
Derivative instruments		565,986		488,354		381,055		326,083		680,091
Loans and advances to banks		448,981		349,588		648,425		1,343,322		2,801,681
Loans to customers, net		12,879,155		14,029,968		17,023,756		18,383,958		38,342,249
Financial assets available-for-sale		1,267,774		1,157,105		1,471,120		1,272,316		2,653,588
Investments in other companies		10,494		11,072		13,196		11,674		24,348
Intangible assets		88,182		88,463		81,026		75,610		157,695
Property and equipment		205,847		204,352		207,888		205,189		427,950
Investment properties		17,840		17,459		17,079		16,698		34,826
Current tax assets		—		3,363		—		—
Deferred tax assets, net		49,733		57,678		60,025		55,801		116,381
Other assets		282,872		304,425		279,804		317,765		662,742

Total assets	Ch$	17,501,459	Ch$	18,276,464	Ch$	21,756,001	Ch$	23,198,200	U.S.$	48,383,008

Current accounts and other demand deposits		3,718,076		4,446,181		4,895,426		5,470,971		11,410,455
Transactions in the course of payment		325,056		208,750		155,424		72,684		151,592
Cash collateral on securities lent and repurchase agreements		308,028		81,755		223,202		226,396		472,180
Saving accounts and time deposits		7,427,481		7,697,968		9,282,324		9,612,950		20,049,117
Derivative instruments		538,240		528,445		429,913		380,322		793,213
Borrowings from financial institutions		1,368,226		1,281,372		1,690,939		1,108,681		2,312,305
Debt issued		1,587,998		1,764,165		2,388,341		3,273,933		6,828,233
Other financial obligations		176,150		179,160		184,785		162,123		338,130
Currents tax liabilities		39,018		—		3,095		23,189		48,364
Deferred tax liabilities, net		—		—		—		—		—
Provisions		88,607		114,685		131,344		141,839		295,825
Employee benefits		43,202		55,433		60,634		64,545		134,617
Other liabilities		280,392		224,225		269,905		305,105		636,340

Total liabilities	Ch$	15,900,474	Ch$	16,582,139	Ch$	19,715,332	Ch$	20,842,738	U.S.$	43,470,371

Total equity		1,600,985		1,694,325		2,040,669		2,355,462		4,912,637

Total liabilities and equity	Ch$	17,501,459	Ch$	18,276,464	Ch$	21,756,001	Ch$	23,198,200	U.S.$	48,383,008

(See footnotes below)

	As of December 31,
	2009	2010	2011	2012
IFRS:
CONSOLIDATED RATIOS
Profitability and Performance
Net interest margin(4)	4.48%	4.70%	4.80%	4.68%
Return on average total assets(5)	1.51	2.38	2.16	2.13
Return on average equity(6)	24.45	16.85	22.61	21.63
Capital
Average equity as a percentage of average total assets	8.99	9.50	9.53	9.85
Bank regulatory capital as a percentage of minimum regulatory capital	234.93	232.85	245.52	269.75
Ratio of liabilities to regulatory capital(7)	11.87	12.99	12.30	11.10
Credit Quality
Substandard loans as a percentage of total loans(8)	5.81	5.46	2.87	3.31
Allowances for loan losses as a percentage of substandard loans(8)	40.71	44.33	72.58	62.42
Provision for loan losses as a percentage of average loans	1.89	1.16	0.92	0.92
Allowances for loan losses as a percentage of total loans	2.37	2.42	2.09	2.07
Operating Ratios
Operating expenses/operating revenue	47.54	46.74	48.66	47.27
Operating expenses/average total assets	2.85%	3.10%	3.02%	2.83%

(1)	Translations of Chilean peso amounts into U.S. dollars are based on the exchange rate of accounting representation or the spot exchange rate, which is determined on a daily basis by our Treasury, based on the average of the daily closing bid and offer rates reported by Bloomberg for the Santiago Stock Exchange. Thus, amounts stated in U.S. dollars as of and for the fiscal year ended December 31, 2012 have been translated from Chilean pesos based on an exchange rate of accounting representation or spot exchange rate of Ch$479.47 to U.S.$1.00, as of December 30, 2012.
(2)	Earnings per share data have been calculated by dividing net income by the weighted average number of shares outstanding during the year.
(3)	Dividends per share data are calculated by dividing the amount of the dividend paid during each year by the previous year’s number of shares outstanding.
(4)	Annualized net interest income divided by average interest earning assets. The average balances for interest earning assets, including interest and readjustments, have been calculated on the basis of our daily balances and on the basis of monthly balances for our subsidiaries.
(5)	Annualized net income (loss) divided by average total assets. The average balances for total assets have been calculated on the basis of our daily balances and on the basis of monthly balances for our subsidiaries.
(6)	Annualized net income (loss) divided by average equity. The average balances for equity have been calculated on the basis of our daily balances.
(7)	Total liabilities divided by bank regulatory capital.
(8)	See “Item 4. Information on the Company—Selected Statistical Information—Analysis of Substandard Loans and Total Past Due.”

Exchange Rates

As a general matter, prior to 1989, Chilean law permitted the purchase and sale of foreign currency only in those cases explicitly authorized by the Central Bank. The Ley Orgánica Constitucional del Banco Central de Chile 18,840 (the “Central Bank Act”) liberalized the rules governing the purchase and sale of foreign currency. The Central Bank Act empowers the Central Bank to determine that certain purchases and sales of foreign currency specified by law must be carried out in the Mercado Cambiario Formal (the “Formal Exchange Market”). The Formal Exchange Market is composed of banks and other entities so authorized by the Central Bank. The observed exchange rate for any given day equals the average exchange rate of the transactions conducted in the Formal Exchange Market on the immediately preceding banking day, as certified by the Central Bank. Even though the Central Bank is authorized to carry out its transactions at the rates it sets, it generally uses the spot rate for its transactions. Authorized transactions by other banks are generally carried out at the spot rate.

Purchases and sales of foreign exchange not required to be conducted in the Formal Exchange Market may be carried out in the Mercado Cambiario Informal (the “Informal Exchange Market”). There are no price limits imposed on transactions executed in the Informal Exchange Market. On December 28, 2012 (the last trading date of the year), the average exchange rate in the Informal Exchange Market was Ch$479.9 per U.S.$1.00, or 0.3% higher than the observed exchange rate of Ch$478.6 per U.S.$1.00 reported by the Central Bank on the same date. The observed exchange rate for any given day equals the average exchange rate of the transactions conducted in the Formal Exchange Market on the immediately preceding banking day, as certified by the Central Bank.

The following table sets forth the annual low, high, average and period-end observed exchange rate for U.S. dollars for each year beginning in 2008, as reported by the Central Bank:

	Daily Observed Exchange Rate Ch$ per U.S.$(1)
	Low(2)	High(2)	Average(3)	Period End(4)
Year	(in Ch$)
2008	431.22	676.75	522.46	629.11
2009	491.09	643.87	559.61	506.43
2010	468.37	549.17	510.25	468.37
2011	455.91	533.74	483.67	521.46
2012	469.65	519.69	486.49	478.60
October 2012	471.54	481.98	475.36	480.03
November 2012	476.20	484.48	480.57	479.42
December 2012	474.36	481.28	477.13	478.60
2013 (through April 15)	466.50	479.96	471.87	469.24
January 2013	470.67	479.96	472.67	471.40
February 2013	470.67	473.60	472.34	473.30
March 2013	471.10	474.82	472.48	472.54
April 2013 (through April 15)	466.50	472.55	470.00	469.24

Source: Central Bank.

(1)	Nominal amounts.
(2)	Exchange rates are the actual low and high, on a day-by-day basis for each period.
(3)	For full years, the average of monthly average rates during the year. For full months, the daily average during the month.
(4)	As reported by the Central Bank on the first business day of the following period.

The observed exchange rate on April 15, 2013 was Ch$469.24 = U.S.$1.00. The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos.

Until November 30, 2011, Banco de Chile applied the observed exchange rate as reported by the Central Bank in order to translate its financial statements from Chilean pesos to U.S. dollars. However, beginning December 1, 2011, Banco de Chile adopted the exchange rate of accounting representation, or spot exchange rate, for such matters. The exchange rate of accounting representation is determined on a daily basis by our Treasury based on the average of the daily closing bid and offer rates reported by Bloomberg for the Santiago Stock Exchange.

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

We are also subject to market risks that are presented both in this subsection and in Note 41 to our audited consolidated financial statements as of and for the year ended December 31, 2012 appearing elsewhere in this annual report.

Risks Relating to our Operations and the Chilean Banking Industry

The growth of our loan portfolio may expose us to increased loan losses.

During the last five years, our total loan portfolio has shown double-digit growth rates, primarily as a result of the expansion in residential mortgage and consumer loans, and, to a lesser extent, due to an increase in commercial loans. The growth of our loan portfolio is in line with our strategic priorities, although we recognize our focus on the retail market may expose us to higher levels of loan losses and may require us to establish higher levels of allowances for loan losses. For the year ended December 31, 2012, our loan portfolio amounted to Ch$18,771,761 million, which represents a 8.0% annual increase as compared to the amount of Ch$17,386,497 million that we recorded as of December 31, 2011. Similarly, our allowances for loans losses increased 6.9% from Ch$362,741 million in 2011 to Ch$387,803 million in 2012. Accordingly, our ratio of allowances for loan losses to total loans was 2.09% in 2011 and 2.07% in 2012.

Our loan portfolio may not continue to grow at the same or similar rate.

We cannot assure you that our loan portfolio will continue to grow at the same rates as it has in the past. The Chilean financial system’s loan portfolio has grown significantly over the last five years, which growth has been fostered by a general effort of participants in the financial industry to broaden their value offerings and increase banking penetration in lower and middle income segments. These efforts have been also supported by the robustness of the Chilean economy over the last decade. However, a slowdown or negative growth rate of the Chilean economy, as well as a change in the behavior of banking customers, could adversely affect the growth rate of our loan portfolio and our credit quality indicators and, accordingly, cause us to increase our required allowances for loan losses. For more information, see “Item 4. Information on the Company—Regulation and Supervision” and “Item 4. Information on the Company—Selected Statistical Information.”

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

Pursuant to the Ley General de Bancos (the “General Banking Law”) all Chilean banks may, subject to the approval of the Superintendency of Banks, engage in certain non-banking businesses approved by the law. The Superintendency of Banks’ approval will depend on the risk of the activity and the strength of the bank. Further, the General Banking Law applies to the Chilean banking system a modified version of the capital adequacy guidelines issued by the Basel Committee on Banking Regulation and Supervisory Practices (the “Basel Committee”) and limits the discretion of the Superintendency of Banks to deny new banking licenses.

In addition, during 2011 the Chilean Congress debated bills regulating insurance commissions related to mortgage loans and maximum legal interest rates for small consumer loans. The bill regulating insurance commissions was published on December 17, 2011, effective as of July 1, 2012. This new law imposed restrictions and obligations on lenders such as a mandatory bid process for insurance related to mortgage loans and a general prohibition on commissions benefiting the lender. Although this law became effective on July 1, 2012, it did not have any impact on our business activity due to the characteristics of the insurance contracts associated with residential mortgage loans, which consist of collective insurance policies that are renewed every January 1st. The new law will apply to our results of operations beginning in 2013, although we do not expect any material effects.

Additionally, there is a bill currently under consideration in Congress related to maximum legal interest rates. This bill states that applicable maximum interest rates may not exceed the higher of: (i) 1.5 times the average interest rate for loans applicable at the time of the agreement, and (ii) the average interest rate for loans applicable at the time of the agreement plus two annual percentage points. In addition, the bill states that the interest rate for local currency loans not indexed to inflation with terms longer than 90 days may not exceed the average interest rate applicable to the same type of loans for amounts between 200 and 5.000 UF (approximately U.S.$9,527 and U.S.$238,187) plus: (i) 14 annual percentage points if the loan is higher than 50 UF (approximately U.S.$2,382) or (ii) 21 annual percentage points if the loan is equal or lower than 50 UF. Accordingly, the proposed law—if enacted—will mainly affect consumer loans, namely, installment, credit card and credit line loans, as well as overdue loans. We estimate that under the terms considered in this bill, as of December 31, 2012, no more than 2.5% of our total loans had an interest rate above the proposed new limit or had an overdue portion subject to penalty charges and, therefore, were potentially affected by the new maximum interest rate. We believe that if the bill is enacted, it would affect the volume of installment loans to be granted from the date the law goes into effect, as well as the outstanding and new loans related to credit cards and credit lines, whereas the outstanding balance of installment loans would not be affected. In addition, the proposed law—if enacted—may result in lower net interest income together with a reduction in our loan growth. Since the bill is currently under discussion in Congress we cannot ascertain the final outcome of the law or its actual impact on interest rates. Nevertheless, based on preliminary estimations, we believe the proposed law—if enacted—would not have any material effects on our results of operations for 2013.

It is also important to note that the Chilean regulator has suggested that Basel III guidelines may be implemented in Chile which could impose new requirements for Chilean banks in terms of capital adequacy and liquidity standards. We do not expect the potential implementation of Basel III to affect our profitability and results of operations in 2013 as the Chilean regulator has not given any indication as to when and how these guidelines will be implemented. Nevertheless, we cannot assure that these guidelines will not affect our financial performance in the future if adopted.

There can be no assurance that regulators will not impose more restrictive limitations in the future on the activities of banks, including us, than those that are currently in effect or proposed. Any such change could have a material adverse effect on us.

Increased competition and industry consolidation may adversely affect our operations.

The Chilean market for financial services is highly competitive. We compete with other Chilean and foreign banks, with Banco del Estado de Chile, a government-owned bank, and with large department stores that grant consumer loans to a large portion of the Chilean population, especially in the low and middle-income segments. In addition, the retail market (which comprises individuals and small and medium-sized companies) has become the target market of several banks, and competition within this market is increasing as banks are continuously incorporating new and tailored products, while they strive to improve service quality. As a result, net interest margins (after provisions for loan losses) in these sub-segments are likely to decline over time.

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

Increasing competition within the Chilean banking industry has been accompanied by a consolidation trend in the industry in recent years. We expect that both of these trends will continue and result in the creation of larger and stronger financial groups. These trends may adversely affect us because they may increase the interest rates we pay to attract depositors and decrease the interest rates we charge our customers for loans, resulting in a decrease of the net interest margins we are able to generate.

Our exposure to certain segments of the retail market could lead to higher levels of total past-due loans and subsequent charge-offs.

Although we historically focused on banking for the wholesale market and high-income individuals, an increasing portion of our retail market consists of small and medium-sized companies (approximately 7.6% of our total loan book as of December 31, 2012, including companies with annual sales of up to Ch$1,600 million) and, to a lesser extent, of lower-income individuals (approximately 4.1% of our total loan book as of December 31, 2012, including individuals with monthly incomes that range from Ch$170,000 to Ch$500,000). Our strategy aims to increase lending and banking penetration by providing multiple value propositions to attract additional retail customers. These customers are likely to be more severely affected by adverse developments in the Chilean economy than large corporations and high-income individuals. Consequently, in the future we may experience higher levels of total past-due loans, which could result in higher allowances for loan losses.

The levels of total past-due loans and subsequent write-offs may be materially higher in the future, which could adversely affect us. As of December 31, 2012 our total past-due loans (loans overdue 90 days or more) reached Ch$181,863 million which represented a 1.7% annual increase as compared to the figure recorded a year earlier. In addition, as of December 31, 2012 our total past-due loans were composed of 77.3% of retail banking past-due loans (consumer and residential mortgage loans to individuals, as well as commercial loans to small and medium sized companies) and 22.7% of wholesale banking past-due loans (commercial loans to large companies and corporations). During the prior fiscal year, our past-due portfolio comprised 81.9% of retail banking past-due loans and 18.1% wholesale banking past-due credits.

For more information, see “Item 4. Information on the Company—Business Overview—Principal Business Activities.”

One of our affiliates may be obligated to sell shares of our stock in the public market if we do not pay sufficient dividends.

As of December 31, 2012, Sociedad Administradora de la Obligación Subordinada S.A. (“SAOS”), our affiliate, held 32.5% of our shares as a consequence of our 1996 reorganization. This reorganization was due in part to the 1989 repurchase by the Central Bank of certain non-performing loans that we had previously sold to the Central Bank and later exchanged for subordinated debt without a fixed term. For more information, see “Item 4. Information on the Company—History and Development of the Bank—History—The 1982-1983 Economic Crisis and the Central Bank Subordinated Debt.”

In exchange for assuming the Central Bank debt, SAOS received from SM-Chile S.A. (“SM-Chile”), the holding company that controls us and SAOS, a stake of 63.6% of our shares as collateral for this debt. Dividends received from us are the sole source of SAOS’s revenues, which—in turn—must be used to repay this debt. However, under SAOS’s agreement with the Central Bank, we have no obligation to distribute dividends to our shareholders. To the extent distributed dividends are not sufficient to pay the amount due on this debt, SAOS is permitted to maintain a cumulative deficit balance with the Central Bank that SAOS commits to pay with future dividends. If this cumulative deficit balance exceeds 20% of our paid-in capital and reserves, the Central Bank may require SAOS to sell a sufficient number of our shares to pay the entire amount of the accumulated deficit. As of March 31, 2013, SAOS maintained a surplus with the Central Bank of Ch$275,702 million, equivalent to a 13.4% of our paid-in capital and reserves as of the same date.

Furthermore, if our shareholders decide to retain and capitalize all or part of our annual net income in order to finance our future growth and to distribute stock dividends, the Central Bank may require us to pay in cash to SAOS the portion of net income corresponding to its stake in our shares. If we distribute stock dividends and the Central Bank does not require us to pay that portion in cash, the shares received by SAOS must be sold by SAOS within the following 12 months. SM-Chile shareholders will have a right of first refusal with respect to that sale.

If SAOS is required to sell shares of our stock for any of the aforementioned circumstances in the public market, that sale could adversely affect the prevailing market price of our stock.

The results of our operations are affected by inflation and interest rate volatility.

The results of our operations depend to a great extent on our net interest income, which represented 71.8% of our total operating revenues in 2012. Changes in inflation and nominal interest rates could affect the interest rates earned on our interest-earning assets differently from the interest rates paid on our interest-bearing liabilities, resulting in a reduction in our net income. Inflation and interest rates are highly sensitive to several factors beyond our control, including the Central Bank’s monetary policy, deregulation of the Chilean financial sector, domestic and international economic and political conditions, among other factors. Any volatility in interest rates could have a material adverse effect on our financial condition and results of operations. The inflation rate—measured as the annual variation in the Consumer Price Index (“CPI”) as published by the National Statistics Institute—was 2.96% in 2010, 4.44% in 2011 and 1.49% in 2012. The average annual short-term nominal interest rate in Chile for 90 to 360 day deposits received by Chilean financial institutions was 2.73% in 2010, 5.61% in 2011 and 5.90% in 2012. The average long-term nominal interest rate based on the interest rate of the Central Bank’s five-year bonds was 5.54% in 2010, 5.67% in 2011 and 5.26% in 2012. For more information, see “Item 5. Operating and Financial Review and Prospects—Operating Results—Overview—Inflation” and “Item 5. Operating and Financial Review and Prospects—Operating Results—Overview—Interest Rates.”

Operational problems or errors can have a material adverse impact on our business, financial condition and results of operations.

As all large financial institutions, we are exposed to many operational risks, including the risk of fraud by employees and outsiders, failure to obtain proper internal authorizations, failure to properly document transactions, equipment failures, errors made by employees and natural disasters, such as earthquakes or tsunamis. Although we maintain a system of operational controls composed of world-class human and technological resources, as well as comprehensive contingency plans, there can be no assurance that operational problems or errors will not occur and that their occurrence will not have a material adverse impact on us.

Cybersecurity events could negatively affect our reputation or results of operations and may result in litigation.

We have access to large amounts of confidential financial information and control substantial financial assets belonging to our customers as well as to us. In addition, we provide our customers with continuous remote access to their accounts and the possibility of transferring substantial financial assets by electronic means. Accordingly, cybersecurity is a material risk for us.

We depend on a variety of internet-based data processing, communication, and information exchange platforms and networks. Thus, we cannot assure you that all of our systems are entirely free from vulnerability. Additionally, we enter into contracts with several third-parties to provide the business, data and communication services we offer to our customers. If information security is breached, or if one of our employees breaches compliance procedures, information could be lost or misappropriated, which may affect our results of operations, damage others or result in potential litigation. Cybersecurity incidents, such as computer break-ins, phishing, identity theft and other disruptions could negatively affect the security of information stored in and transmitted through our computer systems and network infrastructure, which may result in significant liability to us in excess of insurance coverage, and may cause existing and potential customers to refrain from doing business with us. Although we, with the help of service providers, intend to continue to implement security technology and establish operational procedures to prevent such damage, we cannot assure you that these security measures will be successful.

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

On April 30, 2012, the Spanish Court decided the provisional dismissal (sobreseimiento provisional) of the aforementioned lawsuit on the grounds that the Chilean judicial authorities have investigated and prosecuted the same facts as those pending before the courts in Spain, and there is an existing legal proceeding underway in Chile, which should have priority. The complainant filed an appeal (recursos de apelación y reforma), which was dismissed on July 27, 2012 and June 19, 2012 by the Spanish judicial authorities.

In Chile, a judicial investigation is currently underway and at the time of filing of this annual report no indictments for criminal participation of persons affiliated with us have been issued. Consequently, it is not possible to predict the outcome of these proceedings, or what impact, if any, they might have on us.

Exposure to European sovereign debt or related instruments and future turmoil and destabilization related thereto could negatively affect our business.

Although emerging markets were less impacted by the global financial crisis of 2008 and showed a quick recovery, there are still concerns about the possibility of a recession in developed countries, especially due to the fiscal condition of certain European economies (such as Greece, Italy, Ireland, Portugal and Spain, also called PIIGS economies). The debt levels and fiscal unreliability of these countries have resulted in uncertainty regarding the outlook for the global economy and a potential contagion to other economies linked to these countries.

Similarly, we are unable to determine and predict the effects this situation will have on the world’s and our commercial partners’ GDP growth and overall financial stability. Also, these factors could translate into a local economy’s slowdown that would affect the decision making process of individuals and companies regarding consumption and investment, which—in turn—could adversely affect the demand for credits. Accordingly, we cannot assure you that these developments will not occur or that they will not affect us.

As of December 31, 2012 we had a total exposure to PIIGS economies of Ch$38,785 million (U.S.$80.9 million), which represents 0.17% of our total assets as of the same date. This exposure was concentrated in only two economies, Italy and Spain, and it was related to contingent credits, such as standby letter of credits in favor of us as well as third parties. As of the same date, we had no additional exposure to PIIGS countries, in any type of instrument, such as financial assets available-for-sale, assets held for trading, derivatives, commercial loans, credit lines, confirming export letters of credits, etc.

Risks Relating to our ADSs

Our principal shareholders may have interests that differ from those of our other shareholders and their significant share ownership may have an adverse effect on the future market price of our ADSs and shares.

As of April 15, 2013, LQ Inversiones Financieras S.A. (“LQIF”), a holding company beneficially owned by Quiñenco S.A. and Citigroup Chile S.A. holds directly and indirectly approximately 58.40% of the voting rights of our shares. These principal shareholders are in a position to elect a majority of the members of our board of directors, direct our management and control all matters decided by a shareholder vote, including the approval of fundamental corporate transactions.

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

While our ADSs have been listed on the New York Stock Exchange (the “NYSE”) since the first quarter of 2002, there can be no assurance that an active trading market for our ADSs will be sustained. During 2012, a daily average of 22,924 American Depositary Receipts (“ADRs”) was traded on the NYSE, according to data provided by Bloomberg. Although our shares are traded on the Santiago Stock Exchange, the Valparaiso Stock Exchange and the Chilean Electronic Stock Exchange, the market for our shares in Chile is small and illiquid. As of December 31, 2012, approximately 15.7% of our outstanding shares were held by shareholders other than our principal shareholders, including LQIF, SM-Chile, SAOS and Ergas Group.

If an ADS holder withdraws the underlying shares from the ADR facility, the small size of the market, its limited liquidity, as well as our concentrated ownership, may impair the ability of the ADS holder to sell the shares in the Chilean market in the amount and at the price and time such holder desires, and could increase the volatility of the price of our ADSs.

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

The market price of our ADSs and shares may be adversely affected by volatility in international financial markets and adverse world economic conditions. The market for Chilean securities and the Chilean economy as a whole are, to varying degrees, influenced by economic and market conditions in the United States and certain emerging market countries, including some in Latin America and Asia. Although economic conditions are different in each country, investors’ reactions to developments in one country can affect the financial markets in other countries, including Chile. Therefore, unfavorable developments in other countries may adversely affect the market price of our ADSs and shares.

In particular, since August 2007, there has been significant volatility in worldwide financial markets due to consequences from the announcement, by several U.S. banks and financial institutions, of significant write-downs related to their exposure to mortgage-backed securities and other financial instruments. This situation, also known as the subprime crisis, translated into significant government bail-outs for important banks worldwide, bankruptcy for some others and an active M&A market in the financial industry. Although the Chilean economy is not directly exposed to the U.S. housing credit market and we do not directly hold any assets related to such financial instruments, the subprime crisis impacted Chilean economic activity towards the end of 2008, with additional effects on the banking industry and our commercial activity. We cannot assure you that these past developments will not continue to affect us, nor that any future developments in international markets could not affect us, including our results of operations and consequently the market price of our ADSs and shares.

Similarly, although our exposure to European sovereign debt is not significant, amounting to U.S.$80.9 million as of December 31, 2012, we cannot assure you that volatility in global financial markets due to the uncertainty regarding the Eurozone fiscal condition will not affect the Chilean economy and consequently our financial condition and results of operations. Accordingly, the price of our ADS could be adversely affected by a new financial turmoil in the Eurozone, a slower than expected recovery, or a deterioration in healthier economies, such as Germany and France, that could translate into increasing volatility and uncertainty all over the world.

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

If for any reason, including changes in Chilean law, the depositary for our ADSs were unable to convert Chilean pesos to U.S. dollars, investors would receive dividends and other distributions, if any, in Chilean pesos.

We are required to withhold 35% from any dividends we pay to you.

ADSs owners are entitled to receive dividends on the underlying shares to the same extent as the holders of shares. Dividends received by ADSs owners will be paid net of foreign currency exchange fees and expenses of the depositary and will be subject to Chilean withholding tax of 35% of the dividend, which we will withhold and pay to the Chilean tax authorities. Any dividend distributions made in property (other than common stock) will be subject to the same Chilean tax rules as cash dividends. For more information, see “Item 10. Additional Information—Taxation—Chilean Tax Considerations.”

Risks Relating to Chile

Our growth and profitability depend on the level of economic activity in Chile.

Our core business and transactions are with customers doing business in Chile. Accordingly, our ability to increase our business scale and results of operations, as well as enhance our financial condition, in general, depends on the dynamism of the Chilean economy and specific macroeconomic variables, such as inflation, unemployment, consumption and investment. The global financial crisis that significantly affected the growth in developed economies also affected the Chilean economy by the end of 2008 and during the first three quarters of 2009, which immediately translated into a slowdown in the local banking industry due to lower levels of consumption and deteriorated credit quality in loan portfolios prompted by increasing unemployment. Conversely, during 2010 and 2011 the local economy and financial system experienced a significant upturn, fostered by real GDP growth of around 6% per year, mainly as a result of the recovery in consumption and investment. To a great extent, this trend continued in 2012 by supporting a GDP expansion of 5.6% for the local economy. Accordingly, over the last three years the Chilean banking industry, including us, returned to historical average figures of loan growth and profitability. Nevertheless, we cannot assure you that the Chilean economy will continue to grow in the future or developments in, or affecting, the Chilean economy and the local banking industry will not materially and adversely affect us, our business, financial condition or results of operations.

Currency fluctuations could adversely affect the value of our ADSs and any distributions on the ADSs.

The Chilean Government’s economic policies and any future changes in the value of the Chilean peso with respect to the U.S. dollar could affect the dollar value of our common stock and our ADSs. The peso has been subject to large fluctuations in the past and could continue this trend in the future. Between December 31, 2011 and December 31, 2012, the value of the U.S. dollar relative to the Chilean peso decreased by approximately 8.2%, as compared to the increase of 11.3% recorded in the period from December 31, 2010 to December 31, 2011.

Chilean trading in the shares underlying our ADSs is conducted in pesos. Cash distributions with respect to our shares of common stock are received in Chilean pesos by the depositary, which then converts such amounts to U.S. dollars at the then-prevailing exchange rate for the purpose of making payments in respect of our ADSs. If the value of the U.S. dollar increases relative to the Chilean peso, the dollar value of our ADSs and any distributions to be received from the depositary will decrease. In addition, the depositary will incur customary currency conversion costs (to be borne by the holders of our ADSs) in connection with the conversion and subsequent distribution of dividends or other payments. For more information, see “Item 10. Additional Information—Exchange Controls.”

Our results of operations may be affected by fluctuations in the exchange rates between the Chilean peso and the U.S. dollar despite our policy and Chilean regulations related to the general avoidance of material exchange rate mismatches. In order to reduce the effect of exchange rate mismatches we enter into foreign exchange derivative transactions in order to hedge—partially or totally—our exposure. As of December 31, 2012, our foreign currency-denominated assets and Chilean peso-denominated assets, which contain repayment terms linked to changes in foreign currency exchange rates, exceeded our foreign currency-denominated liabilities and Chilean peso-denominated liabilities, which contain repayment terms linked to changes in foreign currency exchange rates, by an amount of Ch$1,097.2 million, or 0.06% of our paid-in capital and reserves.

We may decide to change our policy regarding exchange rate mismatches. Regulations that limit such mismatches may also be amended or eliminated. Higher exchange rate mismatches will increase our exposure to the devaluation of the Chilean peso, and any such devaluation may impair our capacity to service foreign-currency obligations and may, therefore, materially and adversely affect us, our financial condition and results of operations. Additionally, the economic policies of the Chilean Government and any future fluctuations of the Chilean peso against the U.S. dollar could adversely affect our financial condition and results of operations.

Inflation could adversely affect the value of our ADSs and financial condition and results of operations.

Inflation has been moderate in recent years, especially in comparison to the periods of high inflation in the 1980s and 1990s. High levels of inflation in Chile could adversely affect the Chilean economy and, indirectly, our results of operations and the value of our ADSs. The annual rate of inflation (as measured by changes in the CPI and as reported by the Chilean National Institute of Statistics) during the last five years and the first three months of 2013 was:

Year	Inflation (CPI Variation)
2008	7.1%
2009	(1.4)
2010	3.0
2011	4.4
2012	1.5
2013 (through March 31)	0.7%

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

Our corporate affairs are governed by our estatutos (bylaws) and the laws of Chile. Under such laws, our shareholders may have fewer or less well-defined rights than they might have as shareholders of a corporation incorporated in a U.S. jurisdiction. For example, our shareholders would not be entitled to appraisal rights in the event of a merger or other business combination undertaken by us.

Item 4	Information on the Company

History and Development of the BANK

Overview

We were founded in 1893, and we have been, for much of our history, among the largest and most profitable Chilean banks in terms of return on assets and equity in Chile. Our core business is commercial banking in Chile, providing traditional banking products and specialized financial services to our diversified customer base of individuals and companies.

Our legal name is Banco de Chile and we are organized as a banking corporation under the laws of Chile and were licensed by the Superintendency of Banks to operate as a commercial bank on September 17, 1996. Our main executive offices are located at Paseo Ahumada 251, Santiago, Chile, our telephone number is +56 (2) 2637-1111 and our website is www.bancochile.cl. Our representative in the United States is Puglisi & Associates, with offices at 850 Library Avenue, Suite 204, Newark, Delaware 19711.

We are a full-service financial institution that provides, directly and indirectly through our subsidiaries and affiliates, a wide variety of lending and non-lending products and services to all segments of the Chilean financial market, providing powerful and differentiated value offerings to our customers. Our business is not materially affected by seasonality.

We organize our operations and deliver our services to our customers through the following four principal business segments:

(i)	retail banking;

(ii)	wholesale banking;

(iii)	treasury and money markets; and

(iv)	subsidiaries.

We provide our retail customers with credit cards, residential mortgage loans and consumer loans, as well as traditional deposit services, such as current accounts, demand deposits, savings accounts and time deposits. Our retail customers are composed of micro, small and medium sized companies that we serve by providing them with short and long term loans, as well as diverse deposit solution, in order to satisfy their needs. Our banking services for wholesale customers include commercial loans (which include factoring and leasing), foreign trade, capital markets services, cash management and non-lending services, such as payroll and payment services, as well as a wide range of treasury, financial advisory and risk management products.

In 2008, we supplemented our products and services and enhanced our value offerings by entering into a strategic partnership with Citigroup Inc., as a result of our merger with Citibank Chile.

As of December 31, 2012, we also offered international banking services through our Trade Services subsidiary in Hong Kong, our representative offices in São Paulo and Beijing, and a worldwide network of correspondent banks.

In addition to our traditional banking operations, our subsidiaries and affiliates permit us to offer a variety of non-banking but specialized financial services including securities brokerage, mutual funds management, investment banking, factoring, insurance brokerage, securitization, collection and credit pre-evaluation services.

According to the Superintendency of Banks, as of December 31, 2012 and excluding the operations of subsidiaries abroad, we were the largest bank in terms of net income with a market share of 29.0%, the second largest bank in Chile in terms of total loans with a market share of 19.0%, the largest provider of commercial loans with a market share of 19.0%, the largest bank in terms of current account balances held by individuals with a market share of 31.0%, the second largest provider of consumer loans with a market share of 22.0% and the second largest privately owned bank in terms of residential mortgage loans with a market share of 17.2%. Also, according to the Chilean Association of Mutual Funds, as of December 31, 2012 we were the largest provider of mutual funds management with a market share of 23.2%.

As of December 31, 2012 we had:

•	total assets of Ch$23,198,200 million (approximately U.S.$48,383 million);

•	total loans of Ch$18,771,761 million (approximately U.S.$39,151 million), before deducting allowances for loan losses;

•	total deposits of Ch$15,083,921 million (approximately U.S.$31,460 million), of which Ch$5,470,971 million (approximately U.S.$11,410 million) correspond to current account and demand deposits;

•	equity (including net income, non-controlling interest and provisions for minimum dividends) of Ch$2,355,462 million (approximately U.S.$4,913 million);

•	net income of Ch$478,121 million (approximately U.S.$997 million); and

•	market capitalization of Ch$6,944,962 million (approximately U.S.$14,485 million).

As of December 31, 2012, we had 14,581 employees and delivered financial products and services through a nationwide distribution network of 434 branches, and 1,915 ATMs that are part of a larger ATM network operated by Redbanc S.A. (a company owned by us and 11 other privately owned banks) that comprises 6,765 ATMs.

History

We were founded in 1893 as a result of the merger of Banco Nacional de Chile, Banco Agrícola and Banco de Valparaíso, which created the largest privately held bank in Chile. We have played an important role in the economic history of Chile. Before the creation of the Central Bank in 1926 and prior to the enactment of the General Banking Law, we were the main stabilization agent of the Chilean banking system, a role that is now performed by the Chilean Central Bank. Beginning in the early 1970s, the Chilean Government assumed control of a majority of Chilean banks, and all but one of the foreign banks that were operating at that time closed their branches and offices within the country. Throughout this era, we remained as a privately-owned bank, with the exception of a portion of our shares owned by the Chilean Government that were sold to private investors in 1975. Throughout our history we have developed a well-recognized brand name in Chile and expanded our operations in foreign markets, where we developed an extensive network of correspondent banks. In the early twentieth century, we established a representative office in London, which we maintained until 1985, when our operations in Europe were moved to Frankfurt. The office in Frankfurt was closed in 2000, when our foreign operations were centralized at the New York branch. In 1987 and 1988, we established four subsidiaries to provide a full range of specialized financial products and services as permitted by the General Banking Law. In 1999, we widened our scope of specialized financial services by creating our insurance brokerage and factoring subsidiaries. According to our estimates, we remained the largest private bank in Chile until 1996. During the early 2000s, the Chilean banking industry witnessed intense merger and acquisition activity. In 2002, we merged with Banco de A. Edwards, which allowed us to expand our business to new customer segments. In 2008, we sold our U.S. branches to Citigroup in connection with our merger with Citibank Chile that was carried out during the same year. As a result of these consolidations, we currently operate a distribution network that is composed of three brand names, namely, “Banco de Chile” (which operates throughout Chile), “Banco Edwards-Citi” (which is primarily oriented to higher income segments) and “Banco CrediChile” (which is focused on consumer loans and sight accounts for lower and middle income segments). In 2012 we became the market leader in net income and the most profitable bank (the highest return on average equity and average capital and reserves) within the Chilean banking industry, according to information released by the Superintendency of Banks. Similarly, among our peers we were the bank with the best credit quality indicators in terms of past-due loans, provisions for loan losses over average loans and past-due loans coverage. In terms of business, during 2012 we endorsed our leadership in mutual funds management and current accounts for individuals, while our investment banking subsidiary maintained the market leading position in corporate bond placements within the local market, according to information available at the Chilean Association of

Mutual Funds, the Superintendency of Banks and the Superintendency of Securities and Insurance, respectively. In terms of funding diversification, in 2012 we accessed new foreign debt markets by placing senior bonds in Hong Kong and Peru for a total aggregate amount of approximately U.S.$193 million. Similarly, we established a commercial paper program in the U.S. market of U.S.$1,000 million.

In addition, during 2012 we undertook a capital increase of approximately Ch$250 billion (approximately U.S.$521 million) backed by the issuance of approximately 3.9 million new series of shares, labeled Banco de Chile-T series. This series has the same rights as any Banco de Chile shares, with the exception that it will not allow its holders to receive dividends and fully paid-in shares, with charge to our net distributable earnings, for the fiscal year 2012. Nevertheless, once those dividends and fully paid-in shares are distributed and paid, all of the Banco de Chile-T shares will automatically convert into Banco de Chile shares. We have successfully completed this equity offering by placing the total amount of shares that were initially offered.

Merger with Banco de A. Edwards

On December 6, 2001, our shareholders approved our merger with Banco de A. Edwards, which became effective on January 1, 2002. Banco de A. Edwards had been listed on the NYSE since 1995, and in January 2002, we were listed on the NYSE under the symbol BCH. Since 2002, our shares have also been traded on the Latin American Stock Exchange of the Madrid Stock Exchange (“Latibex”), and the London Stock Exchange (“LSE”). We concluded the merger process with the consolidation of a new corporate structure and the integration of our technological platforms.

Merger with Citibank Chile

On December 27, 2007, our shareholders approved our merger with Citibank Chile, which became effective on January 1, 2008. During 2008, we integrated Citibank Chile’s technological platforms with ours and established a new organizational structure in order to satisfy the needs of our customers and to achieve important synergies. We concluded the merger process with the integration of Corporación Financiera Atlas S.A. (Citibank Chile’s consumer division) into our consumer division (CrediChile), which allowed us to nearly double our customer base and market share in consumer finance.

Our partnership with Citigroup Inc., an internationally well-known brand name, enabled us to broaden the scope of financial services that we offer to our customers through the addition of global financial services and other benefits. As a result of this partnership, we entered into a global connectivity agreement (the “Global Connectivity Agreement”), which has supported the creation of (i) an international personal banking unit, responsible for optimizing access to financial services outside Chile to our local retail customers, (ii) a global transactional services unit, responsible for executing local and international cash management services, as well as custody and foreign trade assistance, to our wholesale customers, and (iii) an enhanced investment banking unit, responsible for providing financial advisory services and access to global capital markets to our Chilean corporate customers.

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

Throughout 2012, our IT priorities were focused on improving operating efficiency through diverse projects intended to enhance internal processes in quality and timing, as well as reinforcing security in transactional services. Our main IT projects in 2012 included: (i) the automation of product application forms for small and medium sized companies, (ii) implementation of a new online platform for current accounts, (iii) approval of individuals’ and SMEs’ operations through scanned documentation, (iv) time-improving procedures for foreign exchange operations, (v) new systems for managing and trading derivatives, and (vi) the implementation of a new platform for financial planning. For security matters, we implemented world-class security software that is intended to avoid fraud in electronic money transfers. Similarly, we implemented improved ATMs shield procedures.

Therefore, we maintain our commitment of anticipating and minimizing cybersecurity risks, as mentioned in “Item 3. Risk Factors—Risks Relating to our Operations and the Chilean Banking Industry” and “Item 3. Risk Factors—Cybersecurity events could negatively affect our reputation or results of operations and may result in litigation.”

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

Subsequent to the crisis, like most major Chilean banks, we sold certain of our non-performing loans to the Central Bank at face value on terms that included a repurchase obligation. The repurchase obligation was later exchanged for subordinated debt of each participating bank issued in favor of the Central Bank. In 1989, pursuant to Law No. 18,818, banks were permitted to repurchase the portfolio of non-performing loans for a price equal to the economic value of such loans, provided that the bank assume a subordinated obligation equal to the difference between the face and economic value of such loans. In November 1989, we repurchased our portfolio of non-performing loans from the Central Bank and assumed the Central Bank’s subordinated debt related to our non-performing loans.

The original repayment terms of our Central Bank subordinated debt, which at December 31, 1989 equaled approximately Ch$1,427,845 million (in real terms), required that a certain percentage of our income before provisions for the subordinated debt be applied to repay this obligation. The Central Bank subordinated debt did not have a fixed maturity, and payments were made only to the extent that we earned income before provisions for the subordinated debt. In 1993 we applied 72.9% of our income before provisions to repay the Central Bank subordinated debt. In 1994 we applied 67.6%, and in 1995 we applied 65.8% of our income before provisions to repay the Central Bank subordinated debt.

In November 1996, pursuant to Law No. 19,396, our shareholders approved a reorganization by which we were converted into a holding company named SM-Chile. In turn, SM-Chile organized a new wholly-owned banking subsidiary named Banco de Chile, to which the former contributed all of its assets and liabilities, other than the Central Bank subordinated debt, to the latter. In addition, SM-Chile created SAOS, a second wholly-owned subsidiary that, pursuant to a prior agreement with the Central Bank, assumed a new repayment obligation in favor of the Central Bank that replaced the Central Bank subordinated debt in its entirety.

This Central Bank debt, for which SAOS is solely responsible and for which there is no recourse to us or SM-Chile, was equal to the unpaid principal of the Central Bank subordinated debt that it replaced but had terms that differed in some aspects, such as the rescheduling of the debt for a term of 40 years providing for equal annual installments and a pledge of our shares as collateral for such debt. The Central Bank debt bears interest at a rate of 5.0% per year and is UF-denominated.

In exchange for assuming the Central Bank debt, SAOS received from SM-Chile 63.6% of our shares as collateral. Although shares held by SAOS as collateral have economic rights that belong to the Chilean Central Bank, their voting rights are exercised by SM-Chile’s shareholders. As a result of our merger with Banco de A. Edwards, the percentage of our shares held by SAOS decreased to 42.0%. Subsequently, as a result of the capital increases agreed upon in the Extraordinary Shareholders’ Meetings held in May 2007. January 2011 and October 2012, the share dividends paid in May 2006, May 2007, June 2009, March 2011, March 2012 and March 2013, as well as the merger with Citibank Chile in January 2008, the percentage of our shares held by SAOS further decreased to 32.5%. Dividends received from us are the sole source of SAOS’s revenues, to be applied by legal mandate to repay its debt to the Central Bank of Chile. SAOS does not have any other material debt, as it is a special purpose legal entity created by Law 19,396 whose only business is to own Banco de Chile shares and repay the obligation to the Central Bank of Chile. However, under SAOS’s agreement with the Central Bank, we have no obligation to distribute dividends to our shareholders. To the extent distributed dividends are not sufficient to pay the amount due on its debt; SAOS is permitted to maintain a cumulative deficit balance with the Central Bank that SAOS commits to pay with future dividends. If the cumulative deficit balance exceeds an amount equal to 20% of our paid-in capital and reserves, the Central Bank may require SAOS to sell a sufficient number of shares of our stock to pay the entire accumulated deficit amount. As of March 31, 2013, SAOS maintained a surplus with the Central Bank of Ch$275,702 million, equivalent to 13.4% of our paid-in capital and reserves as of the same date. See “Item 3. Key Information—Risk Factors—Risks Relating to our Operations and the Banking Industry—Our affiliate may be obligated to sell shares of our stock in the public market if we do not pay sufficient dividends”.

As of December 31, 2012, the outstanding subordinated debt balance held by SAOS amounted to Ch$754,322 million (including accrued interests). SAOS paid to the Central Bank a total of Ch$97,973 million during 2009, Ch$101,972 million during 2010, Ch$131,530 million during 2011 and Ch$124,342 million in 2012, exceeding in each of these years the required minimum annual payment.

As of December 31, 2012, the major shareholder of SM-Chile was LQ Inversiones Financieras S.A. (a subsidiary of Quiñenco S.A.), which owned, directly and indirectly, 58.2% of SM-Chile’s total shares. As of the same date, our major shareholders were LQ Inversiones Financieras S.A., SAOS and SM-Chile, each having a direct participation of 33.1%, 31.8% and 13.5% in our total common stock, respectively.

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

Capital Expenditures

The following table sets forth our capital expenditures in each of the three years ended December 31, 2010, 2011 and 2012:

	For the Year Ended December 31,
	2010		2011		2012
	(in millions of Ch$)

Computer equipment	Ch$	7,922	Ch$	8,797	Ch$	7,750
Furniture, machinery and installations		8,658		9,425		8,949
Real estate		5,387		3,481		337
Vehicles		362		370		945

Subtotal		22,329		22,073		17,981
Software		15,326		9,597		9,116

Total	Ch$	37,655	Ch$	31,670	Ch$	27,097

Our budget for capital expenditures for 2013 is Ch$46,203 million, 64.8% of which is related to information technology expenditures and 35.2% of which is associated with infrastructure projects. The budget for capital expenditures is in line with our strategic priorities of improving our efficiency and reinforcing our proximity to our customers, particularly in our retail banking segment, through physical as well as non-physical contact channels. These capital expenditures are principally financed by our capital and long-term debt financing.

Among the budgeted expenditures for information technology, 33.8% corresponds to projects under development intended to provide us with business solutions as well as productivity improvements, 30.8% is related to maintenance and upgrades to our main infrastructure, 26.7% is for projects related to the expansion and security reinforcement of our ATM network, and the remaining amount relates to technological renewal and the development of diverse projects for supporting commercial and back office activities.

Our 2012 budget for infrastructure expenditures includes disbursements associated with new branches, as well as the renovation and relocation of some of our existing commercial branches, and general maintenance and renewal investments.

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

Our main competitive advantages are:

Brand Recognition and Strong Corporate Image

We have been operating in the Chilean financial industry for 119 years under the “Banco de Chile” brand name. In order to provide our customers with differentiated value offerings and a wider range of financial products and services, we have also developed the “Banco Edwards|Citi”, “Banco CrediChile” and “Banchile” brand names. We believe our long-standing history in the Chilean market is recognized by our customers and the general public, who associate us with quality, reliability and social responsibility within the Chilean financial industry, as demonstrated in various polls conducted by well-known market research companies. According to market research conducted by Adimark GFK (part of the GFK Group), during 2012 we remained the most recognized brand among financial institutions operating in Chile. Also in 2012, Merco (a corporate reputation monitor headquartered in Spain) ranked Banco de Chile as the market leader in corporate reputation within the Chilean banking industry and the third-ranked company in Chile. We believe that our long history in the Chilean banking industry is a key element that differentiates us from our competitors.

Additionally, we believe that our merger with Citibank Chile reinforced our corporate image as a leading financial institution within Chile and allowed us to gain recognition among customers and investors all over the world.

We also believe that our strong corporate image is further strengthened by our commitment to social responsibility, which includes supporting the Teleton Foundation (a non-governmental organization dedicated to assisting and treating Chilean disabled children), our partnership with institutions dedicated to improving the quality of Chilean education, our participation in campaigns intended to improve the quality of life of needy people, our commitment to the development of sports in Chile by supporting the national soccer team and disabled athletes, and our environmental pledge that has led us to implement energy and forestry resources saving policies, as well as other initiatives intended to strengthen our role in, and contribution to, Chilean society.

Business Scale and Leading Market Position

We are one of the largest financial institutions in Chile and have become market leaders in a broad range of financial products and services within the Chilean financial system, as depicted in the following table:

	As of December 31, 2012
	Market Share	Market Position
Commercial Loans(1)	19.0%	1st
Individuals’ Current Accounts Balances	31.0%	1st
Mutual Funds (Assets under management)	23.2%	1st
Net Fees and Commissions Income	24.2%	1st
Net Income for the Period(1)	29.0%	1st

Source: Superintendency of Banks and Chilean Association of Mutual Funds.

(1)	Excluding operations of subsidiaries abroad.

We have traditionally been recognized as a financial institution with a strong presence in the wholesale segment, able to establish long-term relationships with the major local and multinational companies that operate in Chile. We have been able to maintain this leading position by continuously improving our products and services and supplementing them with comprehensive and tailored service models that allow us to further successfully serve our customers’ needs. We have also added value to our service offerings by including treasury products for hedging purposes, which is also supplemented by investment banking, insurance brokerage and other specialized financial services.

In addition, in the recent years we have focused on further penetrating the retail banking segment through diverse value offerings intended to cover all of the populations and enterprise segments we target. Therefore, over the last five years we have prioritized our loan growth in residential mortgage loans and payment channels, as we believe they are appropriate vehicles to build long-term relationships and customer loyalty, while increasing cross-selling opportunities. As a result, through our Commercial Division (Individual and SME Banking), we lead the market in services offered to high-income individuals for whom we have developed an attractive and complete portfolio of financial services, including a full range of wealth management services through some of our subsidiaries. Also, our Consumer Finance Division (Banco CrediChile) has become one of the largest providers of consumer loans among the Chilean banks’ consumer divisions, based on comprehensive service offerings for low- and middle-income individuals. This has been recently supplemented by the implementation of business solutions for low-scale entrepreneurs and individual customers in periphery districts. This broad variety of services has also enabled us to lead the Chilean market in terms of income from fees and commissions.

We believe our financial strength, prestige and brand recognition among Chilean customers have allowed us to become the market leader in terms of current account balances within the Chilean financial system, especially among individuals, who have demonstrated their preference for our services. Our position was further consolidated in the financial downturn in 2009, when we benefited from a “flight-to-quality” effect as investors were seeking a reliable institution in which to keep their funds.

Robust Customer Base and Nationwide Distribution Network

We believe that we have one of the largest customer bases among financial institutions in Chile. As of December 31, 2012, we had approximately 1,807,000 customers, including: approximately 1,121,000 borrowers, nearly 670,000 current accounts customers, approximately 181,000 time deposits, about 409,000 saving accounts and approximately 1,530,000 issued credit cards. Over the last three years, our customer base has expanded at a compound average growth rate (“CAGR”) of 5.9%. In line with our strategic priorities and the characteristics of the target segments we serve, our retail banking customer base (individuals and SMEs) has expanded by 6.0% (3-year CAGR) that compares to the 3.9% (3-year CAGR) recorded in our wholesale banking segment.

We believe that our robust customer base is both an essential driver of our business and a valuable asset that enables us to cross-sell our products and services.

In order to better serve our customers, we are present in all regions of Chile and strive to be accessible to every Chilean customer through our broad branch network, as well non-physical contact channels. As of December 31, 2012, we had a nationwide branch network of 434 branches, one of the largest within the Chilean banking industry, according to information published by the Superintendency of Banks. This network comprised 239 branches under our “Banco de Chile” brand name, 39 branches under our “Banco Edwards|Citi” brand name and 156 branches under our “Banco CrediChile” brand name. We believe that our broad branch network enables us to develop close relationships with our customers and therefore we are constantly assessing new branch locations throughout Chile.

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

We have also supplemented our branch network with non-physical remote channels, such as ATMs and internet-based online platforms. As of December 31, 2012 we had 1,915 ATMs throughout Chile and our Mobile Banking application for tablets and smartphones was the highest ranked in our local industry, according to a survey conducted by TBI Unit (a business intelligence company headquartered in Argentina) and was downloaded more than 165,000 times during 2012.

Diversified Value Offering of Financial Products and Services

In response to the diverse needs of our customers, we have become a full-service financial group that operates under a multi-brand approach, offering a wide range of traditional banking products and services to our customers that are supplemented by the specialized financial services provided by our subsidiaries, including:

•	securities brokerage,

•	mutual funds management,

•	securitization,

•	factoring,

•	financial advisory,

•	insurance brokerage,

•	collection services, and

•	credit-assessment services.

In addition, our strategic alliance with Citigroup Inc. and our Global Connectivity Agreement have allowed us to broaden our service offerings by adding a comprehensive portfolio of international financial services that previously we could only partially provide.

All of the above is supplemented by service models that aim to be as tailored as possible, based on continuously improving segmentation methodologies that look for differentiated customers across all of our segments and sub-segments.

Competitive Funding Structure

We believe that we have a cost-effective and highly competitive funding structure based on our leading market position in current accounts and demand deposits, especially among individuals. According to the Superintendency of Banks, as of December 31, 2012, we held 31.0% of individuals’ current account balances, which placed us at the top of the Chilean financial industry in this regard. As of that same date, the total balance of our non-interest bearing current accounts and demand deposits represented 24.7% of our total funding structure as compared to the 16.7% reported by the Chilean financial system as a whole (excluding Banco de Chile).

Accordingly, we believe that our funding structure provides us with a funding cost advantage over our competitors (which use a higher proportion of interest bearing liabilities), as current accounts and demand deposits are the cheapest funding source available in Chile, since they are non-interest bearing liabilities.

We are also constantly striving to diversify our funding. In that effort, during 2012 we successfully placed approximately U.S.$1,300 million in senior (approximately U.S.$1,250 million) and subordinated bonds (approximately U.S.$50 million) within the local market. We were able to access new foreign debt markets like Peru (U.S.$.29 million) and Hong Kong (U.S.$164 million). Similarly, we established a commercial paper program in the U.S. market of U.S.$1,000 million.

Superior Asset Quality

We believe we are one of the Chilean financial institutions with the highest credit quality and the healthiest loan portfolio in Chile. We believe, this asset quality is the result of our well-known prudent risk management approach and our accurate credit risk models that are constantly improving and have enabled us to maintain relatively low levels of total past-due loans and high coverage indicators over the last few years.

According to the Superintendency of Banks, as of December 31, 2012, we had a delinquency ratio (total past-due loans as a percentage of total loans) of 1.0%, which is well below the delinquency ratio of 2.4% reported by the Chilean financial system (excluding Banco de Chile and operations of subsidiaries abroad) as of the same date. Additionally, we maintain the highest coverage ratio (allowances for loan losses to total past-due loans) in the Chilean financial system, which as of December 31, 2012 was equal to 2.4 times as compared to 0.9 times for the Chilean financial system (excluding Banco de Chile and operations of subsidiaries abroad).

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

•

In addition, our brand recognition, corporate reputation and market leadership within the local financial industry represent important competitive advantages that we must capitalize on, preserve and improve by providing our customers with innovative and tailored value offerings.

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

•

Also, through commercial strategies that combine enhanced service quality and higher returns, we have been able to add significant value for our shareholders. This approach—which we expect to maintain—distinguishes us within the Chilean financial system.

•	Our community

•

We believe that our business actions and financial performance depend on our community involvement. As a result, we strive to continuously reinforce our commitment to the community by carrying out diverse social impact initiatives.

•	Thus, we are committed to entrepreneurship, the integration of disabled people, high-quality education and environmental protection.

Mission

‘To be a leading financial institution across all segments, providing first-class financial services with innovative solutions that fit our customers’ needs’.

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

Since the performance of our business depends on many factors, we cannot assure you that we will be able to implement our strategies successfully or that we will be able to reach our strategic goals. For a discussion of certain risks applicable to our operations, industry and country we operate in, see “Item 3. Key Information—Risk Factors.”

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

In our retail banking segment, our aim is to lead the market by creating differentiated and comprehensive value offerings based on a deep and continuously improving segmentation that permits us to engage in profitable and high-growth potential business opportunities. Thus, we expect to expand our business and customer base by developing tailored service models, enlarging our branch network, enhancing our presence in the Small and Medium Companies segment and reinforcing certain lending products that should enable us to consolidate long-term relationships with our customers, especially through payment channels usage (such as credit cards) and residential mortgage loans.

To supplement this strategy, in 2011 we launched our new “Banca Móvil”, a mobile banking solution for our retail banking customers available for tablets and smartphones. During 2012, the application was downloaded more than 165,000 times and was the highest ranked in Chile, as reported by TBI unit (a business intelligence monitor company). Also, we continue to reinforce strategic lending products such us our residential mortgage business, where we gained 82 bp market share during 2012, and our credit card business, by increasing the penetration in targeted segments by adding 28 bp market share in credit card purchases.

During 2012 we expanded our financial services in order to increase banking services in the population and enterprises segments that have not been fully penetrated. As part of these efforts, we implemented the ‘Caja Chile’ project that provides lower income customers with a suite of basic financial services through a transactional platform located in local convenience stores that enter into commercial agreements with us. As of December 31, 2012, we had a network of more than 1,000 convenience stores that were added to the project. Similarly, in order to offer more specialized solutions to a wide range of micro businesses in Chile, we created ‘Microentreprises Banking’ that operates within our Consumer Division. As of December 31, 2012 we had implemented 40 platforms of this banking segment and had added more than 7,500 customers.

This strategy intends to take advantage of the retail banking segment’s growth potential. Even though Chile’s per capita GDP has tripled over the last 20 years, banking penetration in the Chilean economy is still below comparable countries, particularly within the low- and middle-income population segments and with respect to certain banking products such as residential mortgage loans. Thus, we believe we can further grow this segment since, according to the Superintendency of Banks, as of December 31, 2012, we had a 22.0% market share in consumer loans and a 17.2% market share in residential mortgage loans, which are 2.2% and 4.4% below the market leader, respectively. Due to our effective commercial strategies, during 2012 we were able to substantially reduce the gap between us and the market leader in both products. Prior to 2012, the gap was 3.3% in consumer loans and 6.9% in residential mortgage loans.

•	Enhance the Wholesale Banking Segment

In our wholesale banking segment (large companies and corporations), we aim to maintain our leading market position in terms of loans and focus on achieving higher profitability by improving our value offerings in order to increase cross-sell. Thus, we are focused on: improving our offering of cash management services, increasing the penetration of products designed by our Treasury, enhancing our presence in certain lending products such as leasing and factoring, and promoting international businesses by taking advantage of the commercial synergies related to both our merger with Citibank Chile (such as the Global Connectivity Agreement with Citigroup) and the specialized financial services offered by our subsidiaries, such as securities brokerage, mutual funds management and financial advisory.

We believe that we have already achieved significant improvements in these matters. According to our management information system, we have increased our cross-sell indicator of non-lending revenues to lending revenues from 1.33 times in 2009 to 1.96 times in 2012. As a result of the previously mentioned initiatives, we expect to keep enhancing our cross-sell strategy and the wholesale segment’s profitability.

In addition to our traditional lending activities, we have developed supplemental financial services in order to diversify our revenue sources and continue to grow profitably, such as foreign exchange derivative transactions and fee-based products and services. As a result, our consolidated income from fees and other services has become an important and stable source of revenue, reaching Ch$308,773 million (or 24.5% of our total operating revenues) in 2011 and Ch$307,257 million (or 22.9% of our total operating revenues) in 2012. We aim to continue increasing our net fees and commissions income by developing new products and services and by reinforcing cross-sell in the retail and wholesale segments.

During 2012 we promoted diverse services, such as leasing, factoring and cash management. As for leasing, based on specific commercial initiatives we added 1,200 customers, which represented a 13.7% annual increase and translated into a year-end balance of Ch$1,275 billion. Similarly, our factoring services continue to gain market presence by innovating wider value propositions for our customers, while we are constantly strengthening our Global Transactional Services by enhancing our offer of cash management services. This translated into an 8.0% annual rise in collection and payment services and approximately 103,000 new sight accounts. We are also constantly looking for profitable business opportunities with potential partners, such as our merger with Citibank Chile. In this regard, the Global Connectivity Agreement with Citigroup enabled us to assist our customer in significant off-shore transactions during 2012, especially in international bond placements.

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

In the last three years, we have invested approximately Ch$58,300 million (approximately Ch$23,200 million, Ch$18,400 million and Ch$16,700 in 2010, 2011 and 2012, respectively) in technology, mainly in software and hardware, as we believe this is one of the best ways to improve our service quality and operating efficiency. Similarly, we are developing internal processes intended to reduce and keep our expenses under control.

In 2012, we focused on improving operating efficiency through diverse projects intended to enhance internal operating processes in quality and timing, as well as reinforcing security in transactional services. Whereas the former was executed through increasing automation of back-office matters and the implementation of new IT platforms for financial planning and commercial tasks, the latter will enable us to reduce operational risks in the future, based on the setup of anti-fraud security softwares for electronic transfers and security measures for avoiding attacks to our ATMs network.

As a result, our efficiency ratio has maintained suitable levels over the last three years. During 2010, 2011 and 2012, our consolidated operating expenses represented respectively 46.7%, 48.7% and 47.3% of our consolidated operating revenues, which favorably compare to the industry average.

We believe that we still have room to improve our efficiency ratio in the coming years by enhancing our strategic development capabilities, increasing our business scale (generating economies of scale), developing economies of scope by incorporating new financially related businesses, reinforcing the productivity of our branch network, enhancing our remote transactional channels, improving our credit processes, developing a higher level of automation in our internal processes and reinforcing our cost controls and monitoring procedures.

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

Consistent with this view, in 2009 we created a new area responsible for assessing and improving the quality of our services. This area has set new policies and projects to achieve the highest service quality standards within the Chilean banking industry. The area is composed of work teams of employees from different areas of the Bank, who are committed to develop and promote a high-quality culture in the Bank.

During 2012 our attention was focused on: (i) ensuring the operational performance and availability of contact channels, services and systems, (ii) automating operational procedures with a focus on minimizing errors and hand-made tasks, (iii) redesigning critical processes that have an impact on customer satisfaction by improving availability, training, homogeneity and time response for each segment or contact channel, (iv) redesigning the requirement and complaint attention process by applying a customer-oriented vision (timing and quality), (v) expediting credit–approval processes and (vi) developing specialized solutions and enhancing the use of remote attention platforms for wholesale banking customers.

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

We also seek to remain as one of the most respected employers in Chile. For this reason, in the past we carried out a comprehensive talent inventory review in order to suitably identify our staff’s skills and define the correct policies in order to optimize the management of our human resources. During 2012 we undertook diverse projects and initiatives intended to reinforce these topics by emphasizing the excellence in selection and recruitment processes, which translated into a new platform that manages the internal mobility of our talents. Also, we improved the competence evaluation methodology intended to detect remarkable performance and enhance the career development of our staff. As for training activities, we have continued to focus on generating leadership capabilities through diverse programs. We believe these initiatives are aligned with our strategy and the professional development that our team aspires to achieve.

Ownership Structure(1)

The following diagram shows our ownership structure as of April 15, 2013:

(1)	The ownership structure diagram only reflects share ownership and it does not represent voting rights. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders”

Principal Business Activities

We are a full-service financial institution that provides, directly and indirectly through our subsidiaries and affiliates, a wide variety of lending and non-lending products and services to all segments of the Chilean financial market. Accordingly, for management purposes we organize our operations in the following four business segments:

The information related to our business segments presented in this section has been prepared in accordance with our internal reporting policies. See “Item 5. Operating and Financial Review and Prospects—Results of Operations for the Years Ended December 31, 2010, 2011 and 2012—Business Segments” and “Item 5. Operating and Financial Review and Prospects—Results of Operations for the Years Ended December 31, 2010, 2011 and 2012—Summary of Differences between Internal Reporting Policies and IFRS” for a description of the most significant differences between our internal reporting policies and IFRS.

The following table sets forth information on the composition of our loan portfolio and our consolidated income before income tax in accordance with our internal reporting policies for the year ended December 31, 2012, allocated among our principal business segments:

	Total Loans			Income before Income Tax(1)
	For the Year Ended December 31, 2012
BANK’S INTERNAL REPORTING POLICIES:	(in millions of Ch$, except percentages)
Retail market	Ch$	9,457,468	50.4%	Ch$	254,209
Wholesale market		8,812,726	47.0		196,660
Treasury and money market operations		—	—		22,387
Operations through subsidiaries		491,571	2.6		46,545
Other (Adjustments and Eliminations)		—	—		—

Total	Ch$	18,761,765	100.0%	Ch$	519,801

(1)	This net income breakdown is used for internal reporting and planning purposes and it is based on, among other things, our estimated funding cost and direct and indirect cost allocations. This breakdown may differ in some extents from breakdowns of our operating income for financial reporting and regulatory purposes. Separate information on the operations, assets and income of our financial services subsidiaries and affiliates is provided below under “—Operations through Subsidiaries.”

The following table sets forth our consolidated operating revenues in accordance with our internal reporting policies, allocated among our principal business segments:

	For the Year Ended December 31,
	2010		2011		2012
BANK’S INTERNAL REPORTING POLICIES:	(in millions of Ch$)
Retail market	Ch$	672,527	Ch$	773,814	Ch$	860,058
Wholesale market		281,058		281,994		321,004
Treasury and money market operations		77,723		31,432		32,590
Operations through subsidiaries		150,312		148,670		142,524
Other (adjustments and eliminations)		(12,838)		(12,128)		(14,137)

Total Operating Revenues	Ch$	1,168,782	Ch$	1,223,782	Ch$	1,342,039

The following table sets forth a geographic market breakdown of our operating revenues in accordance with our internal reporting policies for the years indicated:

	For the Year Ended December 31,
	2010		2011		2012
BANK’S INTERNAL REPORTING POLICIES:	(in millions of Ch$)
Chile	Ch$	1,181,530	Ch$	1,235,817	Ch$	1,356,111
Banking operations		1,031,308		1,087,240		1,213,652
Operations through subsidiaries		150,222		148,577		142,459
Foreign operations		90		93		65
Operations through subsidiaries		90		93		65
Other (adjustments and eliminations)		(12,838)		(12,128)		(14,137)

Total Operating Revenues	Ch$	1,168,782	Ch$	1,223,782	Ch$	1,342,039

Retail Market

Our retail banking segment serves the financial needs of individuals and small and medium-sized companies through our branch network. As of December 31, 2012, we had a total of 434 branches, of which 278 operated under our “Banco de Chile” and “Banco Edwards Citi” brand names, while 156 operated under our “Banco CrediChile” brand name.

As of December 31, 2012, our retail banking segment represented 50.4% of our total loans and accounted for Ch$254,209 million of our income before income tax for the year ended December 31, 2012.

In terms of composition, as set forth in the following table, as of December 31, 2012 our retail banking segment’s loan portfolio was principally focused on residential mortgage loans, which represented 44.3% of the segment’s loan book. The remaining loans were distributed between consumer (29.8%) and commercial loans (25.9%).

	As of December 31, 2012
	(in millions of Ch$, except percentages)
BANK’S INTERNAL REPORTING POLICIES:
Commercial loans	Ch$	2,449,136	25.9%
Residential mortgage loans		4,190,210	44.3
Consumer loans		2,818,122	29.8

Total	Ch$	9,457,468	100.0%

We serve the retail market through two different and specialized divisions: (i) the Commercial Division (Individual and SME Banking) and (ii) the Consumer Finance Division (or Banco CrediChile).

Commercial Division (Individual and SME Banking)

The Commercial Division (Individual and SME Banking) is responsible for offering financial services to individuals with monthly incomes over Ch$500,000 (or Ch$6.0 million per year) and to small and medium-sized companies with annual sales of up to approximately Ch$1,600 million. This division manages the portion of our branch network that operates under the brand names “Banco de Chile” and “Banco Edwards Citi” and had 278 branches as of December 31, 2012.

The strategy followed by the Commercial Division (Individual and SME Banking) is mainly focused on sub-segmentation, multi-brand positioning, cross-sell of lending and non-lending products and service quality based on customized service models for specific customer needs. Loyalty programs have been increasingly incorporated into our commercial targets for each sub-segment and they have enabled us to increase the use of our credit cards and our commission–based income. In addition, the division’s operations count on the support of specialized call centers and internet banking services, along with a wide range of management tools that allow us to measure returns, the performance of cross-sold products and the effectiveness of marketing campaigns. During 2012, we continued to promote the use of non-physical or remote channels by consolidating our “Banca Móvil” (mobile banking) application, an internet-based solution that allows our customers to make banking transactions from their tablets and smartphones. In 2012, this application was ranked highest in Chile by a study conducted by TBI Unit. As of December 31, 2012 the application was downloaded approximately 165,000 times and was used by roughly 145,000 customers.

As of December 31, 2012, the Commercial Division (Individual and SME Banking) served 833,659 individual customers (hereafter “customer” should be understood as the sum of individuals or companies that hold at least a current account, a credit card or a sight account) and 69,930 small and medium-sized Chilean companies. This customer base resulted jointly in total loans granted to 662,104 borrowers, which includes 91,548 residential mortgage loans debtors, 86,365 commercial loan debtors, 362,306 utilized lines of credit, 318,444 installment loans and 1,037,467 credit card accounts. As of the same date, the division held 668,739 current accounts, 153,238 savings accounts and 160,031 time deposits.

As of December 31, 2012, loans granted by our Commercial Division (Individual and SME Banking) represented 46.3% of our total loans and 91.8% of loans granted by our retail market segment. The following table sets forth the composition of the division’s loan portfolio in accordance with our internal reporting policies, as of December 31, 2012:

	As of December 31, 2012
BANK’S INTERNAL REPORTING POLICIES:	(in millions of Ch$, except percentages)
Commercial Loans
Commercial credits	Ch$	2,070,091	23.8%
Leasing contracts		249,916	2.9
Other loans		118,354	1.4
Total Commercial Loans		2,438,361	28.1
Residential Mortgage Loans		4,128,128	47.5
Consumer Loans
Installment loans		1,275,712	14.7
Credit cards		600,153	6.9
Lines of credit and other loans		243,524	2.8
Total Consumer Loans		2,119,389	24.4

Total	Ch$	8,685,878	100.0%

We offer a variety of financial services to individuals and small and medium-sized companies, directly through the division or indirectly through our subsidiaries, such as current accounts, automatic bill payment, debit cards, credit cards, revolving credit lines, residential mortgage loans, consumer loans, commercial loans, mortgage loans for general purposes, leasing agreements, factoring services, mutual funds management and stock brokerage, support in foreign trade transactions, collection services, payments and collections, insurance brokerage (which includes life and casualty insurance), savings instruments and foreign currency services.

Installment Loans

Our consumer installment loans are generally incurred, up to a customer’s approved credit limit, to afford the goods or services purchases, such as cars, travels and household furnishings. Consumer loans may be denominated in both pesos and UF, bear fixed or variable interest rates and are generally repayable in installments over a period of up to 36 months.

As of December 31, 2012, we had Ch$1,275,712 million in installment loans granted by our Commercial Division (Individual and SME Banking), which accounted for 45.3% of the retail market business segment’s consumer loans. Most of these installment loans are denominated in Chilean pesos and are payable monthly.

Residential Mortgage Loans

As of December 31, 2012, we had outstanding residential mortgage loans of Ch$4,198,667 million, which represented 22.4% of our total loans. According to information published by the Superintendency of Banks, as of December 31, 2012, we were Chile’s second largest privately owned bank in terms of mortgage loans, accounting for approximately 21.6% of mortgage loans granted by Chilean privately owned banks, excluding loans granted by Banco del Estado, a government-owned bank, and subsidiaries that operate abroad.

Our residential mortgage loans are generally denominated in UF and have maturities that range between five and thirty years. As of December 31, 2012, the average residual maturity of our residential mortgage loan portfolio was 17.2 years. Originally, we funded our residential mortgage loans through the issuance of mortgage finance bonds, which are recourse obligations only to us with payment terms that are matched to the residential loans. Also, the mortgage finance bonds bear real market interest rates plus a fixed spread over the variable rate of the UF, which permits us to reduce our exposure to interest rate fluctuations and inflation. Chilean banking regulations allow us to finance up to 100% of a residential mortgage loan with mortgage finance bonds, based on the purchase price of the property securing the loan or the appraised value of such property. In addition, we generally require that the monthly payments on a residential mortgage loan not exceed 25% of the borrower’s household after-tax monthly income, when the customer belongs to the low-income population segment. However, that limit may be adjusted for the middle and high-income population segments.

Over the last decade, we have also promoted the expansion of Mutuos Hipotecarios, a mortgage-lending product, which is not financed by mortgage finance bonds, but instead through our general funds. Mutuos Hipotecarios allow customers to finance up to 100% of the purchase price or the appraised value of the property, whichever is lower, instead of the 75% that a standard mortgage would allow. As of December 31, 2012, our residential mortgage loan portfolio was principally composed of Mutuos Hipotecarios, as customers have preferred them due to their flexibility and simplicity (for instance the interest rate is known in advance by the customer), as they permit financing of up to 100% of the property’s purchase price and are easier to prepay.

The following table sets forth the composition of our residential mortgage loan portfolio by product type:

	As of December 31, 2012
BANK’S INTERNAL REPORTING POLICIES:	(in millions of Ch$, except percentages)
Secured Residential Mortgage Loans(1)
Loans financed with Mortgage Bonds	Ch$	109,215	2.6%
Mutuos Hipotecarios		4,089,452	97.4

Total Secured Residential Mortgage Loans	Ch$	4,198,667	100.0%

(1)	Correspond to the Bank’s total secured residential mortgage loans and not only those associated with the Commercial Division (Individual and SME Banking).

As shown above, as of December 31, 2012 residential mortgage loans financed with Mortgage Bonds represented 2.6% of our total residential mortgage loan portfolio, while the remaining 97.4% corresponded to Mutuos Hipotecarios. As of the same date, loans financed with Mortgage Bonds had an average origination period of 12 years (the period from the date when the loans were granted) and 28.4% of these loans were granted by CrediChile. Conversely, as of December 31, 2012 the Mutuos Hipotecarios portfolio had an average origination period of 3.5 years (the period from the date when the loans were granted to the specified date) and just 0.9% of these loans were granted by CrediChile. In terms of credit risk, in 2012, loans financed with Mortgage Bonds, as well as Mutuos Hipotecarios, had low gross credit risk ratios of 0.62% and 0.10%, respectively. The difference between both ratios is explained by the previously mentioned factors and also by the Bank’s stricter requirements to grant Mutuos Hipotecarios that may finance up to 100% of the property’s purchase price. It is important to mention that the residential mortgage loan portfolio financed with Mortgage Bonds is annually decreasing in amount and as a proportion of the total residential mortgage loan portfolio, since currently customers prefer Mutuos Hipotecarios. Accordingly, the portfolio of residential mortgage loans financed with Mortgage Bonds is expected to have increasing gross credit risk ratios over time until its expiration, because the proportion of non-performing loans becomes higher as long as responsible borrowers terminate their liability with the bank.

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

Credit–granting requirements (in millions of Ch$, except percentages)
New Clients	Requirements (in millions of Ch$, except percentages)
Loan / Property value	≤ 90%	> 90%
Employed
• Years employed	≥ 1 year	≥ 2 years

• Monthly Income	≥ Ch$0.4	≥ Ch$0.85

Self-Employed
• Years Employed(1)	≥ 2 years	≥ 3 years

• Monthly Income	≥ Ch$0.5	≥ Ch$1.2

(1)	In case of self-employed clients, years employed refers to the minimum period of time in which the customer has been filing annual tax declarations with the Chilean Internal Revenue Service.

During 2012, 46.8% of the residential mortgage loans granted to our customers financed between 90% and 100% of the property value. Similarly, during 2012, loans financing between 75% and 90% of the property appraised value represented 27.3% of these loans, loans financing between 50% and 75% of the property value represented 17.3% of these loans, and loans financing less than 50% of the property value represented 8.6% of these loans.

An additional feature of our mortgage loans is that mortgaged property typically secures all of the mortgagor’s credit with us, including installment loans and due balances associated with credit cards and credit lines. Our total amount of loans secured by real estate guarantees, their loan-to-value (LTV) ratio and their relative share in our total loan portfolio, as of December 31, 2012, are depicted in the table below:

	As of December 31, 2012
	Outstanding Balance		LTV(2)(3)	% of Bank’s Total Loans
BANK’S INTERNAL REPORTING POLICIES:	(in millions of Ch$, except percentages)
Secured Loans(1)
Residential Mortgage Loans	Ch$	4,198,667	63.6%	22.4%
Other than mortgage loans		491,422	20.5	2.6

Total Secured Loans	Ch$	4,690,089	71.1%	25.0%

(1)	Correspond to Bank’s total secured loans and not only those associated with the Commercial Division (Individual and SME Banking).
(2)	Unless otherwise indicated, LTV ratio is computed as the amount of secured loans divided by the value of their associated collateral.
(3)	For other-than-mortgage loans, the LTV ratio is computed as the amount of the excess guarantee (after deductions) of the balance of the associated residential mortgage loans, as those guarantees are initially established in order to secure the residential mortgage loan.

The LTV ratios provided above are based on estimated property values that we update monthly with the collateral valuation models managed by our Corporate Risk Division. These models determine a rate of depreciation that provides an updated collateral value, based on variables such as geographic location, last appraisal date, type of property and type of customer. Accordingly, the LTV ratios set forth above take into account the most recent available data regarding collateral values.

In addition, the following table sets forth the composition of the other-than-mortgage loans secured by real estate guarantees:

	As of December 31, 2012
BANK’S INTERNAL REPORTING POLICIES:	(in millions of Ch$, except percentages)
Secured Other-than-Mortgage Loans(1)
Consumer Loans	Ch$	327,953	66.7%
Credit Lines		47,366	9.7
Credit Cards		116,103	23.6

Total Secured Other-than-Mortgage Loans	Ch$	491,422	100.0%

(1)	Correspond to Bank’s total secured Other-than-Mortgage Loans and not only those associated with the Commercial Division (Individual and SME Banking).

Unlike in other countries, in addition to the specific legal rights afforded by the mortgage loan (including foreclosure rights), the Bank may collect the pending balance of the mortgage loan over other assets of the mortgage debtor based on certain legal liens provided by law (derecho de prenda general). Regarding the foreclosure processes, as permitted by Chilean regulations we may write-off secured loans (such as residential mortgage loans) the earlier of 48 months from the date the loans become overdue and once we have made all efforts for recovering the past due loan without success. This applies to residential mortgage loans financed with mortgage finance bonds as well as for Mutuos Hipotecarios. Our foreclosure processes comply with the procedures specified by Chilean regulation. However, as we strive to continuously improve our collection processes, we have achieved average terms of 30 months for foreclosures associated with residential mortgage loans.

As for our historical loss rates, we periodically review our collateral pricing models by adjusting the parameters that support them, such as appreciation and depreciation rates, as well as updated recovery and loss rates, based on historical and empirical data. Thus, we normally revise our collateral pricing models by incorporating updated information from re-appraised assets or foreclosure processes that have been completed by the Bank in the past.

In addition, the valuation of guarantees is based on a prudent approach, which aims to anticipate and cover unexpected reductions in their market price as a result of changes in market variables, such as an unforeseen slowdown in the global or local economy, lack of liquidity of real estate assets or decrease in real salaries. Accordingly, our collateral pricing models depreciate the value of the guarantee regarding the market value determined by an independent appraiser. This approach has allowed us to minimize the loss rates, as the value obtained from auctions (if foreclosure applies) generally exceeds the value assigned to the asset as guarantee.

Credit Cards

As of December 31, 2012, we issued both individual and corporate Visa, MasterCard and Diners credit cards. In addition to traditional credit cards, our portfolio also includes co-branded cards (e.g., “Travel Club,” “Global Pass,” and “Advantage,” among others), and 61 affinity card groups, most of which were associated with our co-branded programs.

Two of our affiliates, Transbank S.A. and Nexus S.A., provide us with merchant acquisition and credit card processing services. As of December 31, 2012, Transbank S.A. had twelve shareholders and Nexus S.A. had seven shareholders, all of which were banks. As of the same date, our equity ownership in Transbank S.A. was 26.2 and our equity ownership in Nexus S.A. was 25.8%

As of December 31, 2012, the division had 1,037,467 valid credit card accounts, with 1,203,226 credit cards issued to individuals and small and medium-sized companies. Total charges on our credit cards during 2012 amounted to Ch$2,121,674 million, with Ch$1,768,992 million corresponding to purchases and service payments in Chile and abroad and Ch$352,682 million corresponding to cash advances both within Chile and abroad. These amounts of purchases and withdrawals (which do not include charges associated with credit cards issued by CrediChile) accounted for 26.5% of the total charge volume of banks’ credit cards issued in Chile in 2012, according to statistics provided by Transbank S.A.

As of December 31, 2012, our credit card loans to individuals and small and medium-sized companies amounted to Ch$600,153 million and represented 21.3% of our retail market business segment’s consumer loans.

We believe that the Chilean market for credit cards has a high growth potential, especially among lower- and middle-income customer segments, as the average merchant fees should continue to decline due to increasing competition from other banks that operate in Chile, as well as large department stores and other non-banking competitors that are involved in the issuance of credit cards. As a result, in 2010 we created a new Credit and Debit Card Area, which is responsible for developing commercial strategies to reinforce this payment channel by supporting the activities carried out by our Commercial Division (Individual and SME Banking). Based on this strategy, the mentioned business unit issued roughly 178,748 new credit cards in 2012 and consolidated the strategic alliance settled in 2011 with a mobile phone provider that resulted in the new “Banco de Chile | Entel” credit card.

Commercial Credits

Commercial loans granted by our Commercial Division (Individual and SME Banking) mainly consist of project financing and working capital loans granted to small and medium-sized companies, which are denominated in Chilean pesos, UF and U.S. dollars and may bear fixed or variable rates of interest and generally mature between one and three months. As of December 31, 2012, our Commercial Division (Individual and SME Banking) had outstanding commercial loans of Ch$2,070,091 million, representing 21.9% of the retail market business segment’s total loans and 11.0% of our total loans as of the same date.

Leasing Contracts

Leasing contracts are financing leases for capital equipment and property. Leasing contracts may bear fixed or variable interest rates and they generally have terms that range from one to five years for equipment and from five to twenty years for properties. Most of these contracts are denominated in UF. As of December 31, 2012, our Commercial Division (Individual and SME Banking) had outstanding leasing contracts of Ch$249,916 million, representing 2.6% of the retail market business segment’s total loans and 1.3% of our total loans as of the same date.

Non-Residential Mortgage Loans

Non-residential mortgage loans granted to individuals and small- and medium-sized companies are loans intended to finance the acquisition of offices, land, facilities and other real estate assets. Non-residential mortgage loans are denominated in UF and generally have maturities between eight and twelve years. As of December 31, 2012, our Commercial Division (Individual and SME Banking) had non-residential mortgage loans of approximately Ch$60,125 million, representing 0.6% of the retail market business segment’s total loans and 0.3% of our total loans as of the same date.

Debit Cards

We offer different types of debit cards to our customers. Depending on their specifications, these cards can be used for banking transactions at ATMs that operate on the local network, such as Redbanc, the Visa International PLUS network, the local network of merchants participating in the local Redcompra debit program or the international network of merchants associated with the Electron program. We have given different names to these debit cards depending on the card’s specific functions and the link between the brand and target market which they serve. During 2012, we offered the following cards: Chilecard Electron, Chilecard Plus, Chilecard Normal, Banjoven, Multiedwards and Citicard. As of December 31, 2012, according to monthly statistics provided by Transbank S.A., the division had a 18.2% market share of debit card purchase transactions (not including debit cards issued by Banco CrediChile, as those are reported under our Consumer Finance Division), which corresponds to approximately 58.5 million transactions throughout the year.

Lines of Credit

The Commercial Division had approximately 571,479 approved lines of credit to individual customers and small and medium-sized companies as of December 31, 2012, and outstanding advances to 362,306 individual customers and small and medium-sized companies that totaled Ch$243,505 million, or 2.6% of the retail market business segment’s total loans and 0.3% of our total loans.

Our lines of credit for individual customers are generally available on a revolving basis, up to an approved credit limit, and may be used for any purpose. Advances under lines of credit are denominated in Chilean pesos and bear an interest rate that is set monthly.

Deposit Products

We strategically offer deposit products to increase our deposit-taking activities as a means of diversifying our sources of funding. We believe that the deposits of our individual customers provide us with a relatively low-cost, stable source of funding, as well as an opportunity to cross-market our other products and services. In this regard, we offer current accounts, time deposits and savings accounts to our individual customers. Current accounts are Chilean peso-denominated and the majority bear no interest (approximately 0.1% of our total current accounts are interest-bearing), and savings accounts are denominated in UF and bear a fixed-interest rate. Time deposits may be denominated in Chilean pesos, UF and U.S. dollars and most bear interest at a fixed rate with terms that range between thirty to 360 days.

While historically demand has been mainly for UF-denominated deposits during periods of high inflation, demand for Chilean peso-denominated deposits has increased in recent years as a consequence of lower and more stable inflation rates in Chile. This trend was also observed during the financial crisis of 2008 and 2009, when we benefited from a flight-to-quality effect. Due to the high volatility observed in the financial markets and low interest rates (in line with monetary stimulus prompted by central banks worldwide) customers and non-customers increasingly deposited their funds in our current accounts, particularly those denominated in Chilean pesos, as inflation was negative.

Consumer Finance Division (Banco CrediChile)

The Consumer Finance Division provides loans and other financial services to low and middle-income segments (individuals whose monthly incomes range from Ch$170,000 to Ch$500,000), which historically have only been partially served by financial institutions. Also, our Consumer Finance Division serves micro-businesses. Banco CrediChile represents an alternative delivery channel for our products and services to these segments, maintaining a separate brand supported by a network of 156 Banco CrediChile branches as of December 31, 2012. Banco CrediChile was established in 2004 from what was formerly our consumer banking division. During 2008, Banco CrediChile was merged with the consumer division of Citibank Chile (Corporación Financiera Atlas S.A.) as a consequence of our merger with Citibank Chile.

Banco CrediChile offers its customers a variety of banking products, such as consumer loans, credit cards, residential mortgage loans and a special demand deposit account (see “—CrediChile Sight Accounts”) targeted at low-income customers. As of December 31, 2012, Banco CrediChile had 880,759 customers and total loans outstanding that amounted to Ch$771,590 million, representing 4.1% of our total loans outstanding as of the same date.

The following table sets forth the composition of Banco CrediChile’s loan portfolio in accordance with our internal reporting policies, as of December 31, 2012:

	As of December 31, 2012
BANK’S INTERNAL REPORTING POLICIES:	(in millions of Ch$, except percentages)
Consumer loans
Installment loans	Ch$	620,414	80.4%
Credit cards		78,094	10.1
Lines of credit		225	0.0
Total consumer loans		698,733	90.6
Residential mortgage loans		62,082	8.0
Commercial loans		10,775	1.4

Total	Ch$	771,590	100.0%

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

In order to improve its value offering, during 2012 CrediChile launched two new services, namely, ‘Caja Chile’ and ‘Microenterprises Banking’. Whereas the former consists of a limited range of basic financial services (such as deposits, withdrawals and bill payments) offered to customers and non-customers (not completely penetrated by the banking industry) through remote IT platforms located in small convenience stores within socially and/or geographically isolated areas of Chile, the latter is a specialized portfolio of financial services designed for Microenterprises (generally personal businesses) that includes financial advisory, lending and non-lending products and general financial solutions for a segment that has been traditionally uncovered by the banking services. As of December 31, 2012 Banco CrediChile had implemented the ‘Caja Chile’ solution in more than 1,000 convenience stores, within 220 zones. As of the same date, 7,500 microenterprises customers had been added to the division’s customer base, based on 40 implemented platforms throughout the Banco CrediChile branch network.

The Superintendency of Banks requires higher allowances for loan losses for those banks with low credit classifications. This is the case for Banco CrediChile, which employs a specific credit scoring system, developed by our corporate risk division, as well as other criteria to evaluate and monitor credit risk. Thus, in order to ensure the quality of its loan portfolio, Banco CrediChile adheres to our general loan origination procedures, particularly with regard to the use of our credit scoring system and credit management policies, including the use of credit bureaus and the services of the Superintendency of Banks. In addition, Banco CrediChile carries out rigorous procedures for collection of past-due loans through Socofin S.A., our specialized collection subsidiary. We believe that we have suitable procedures and infrastructure in place to manage the risk exposure of Banco CrediChile. These procedures allow us to take advantage of the attractive growth and earnings potential of this market segment while helping to manage exposure to higher risk. See “Item 3. Key Information—Risk Factors—Risks Relating to our Operations and the Chilean Banking Industry—The growth of our loan portfolio may expose us to increased loan losses” and “Item 3. Key Information—Risk Factors—Risks Relating to our Operations and the Chilean Banking Industry—Our loan portfolio may not continue to grow at the same or similar rate.”

Consumer Lending

Banco CrediChile provides short to medium-term consumer loans and credit card services. As of December 31, 2012, Banco CrediChile had approximately 353,357 consumer loan debtors related to credits with outstanding balances of Ch$620,414 million. As of the same date, Banco CrediChile customers had 313,357 valid credit card accounts, with total outstanding balances of Ch$78,094 million.

CrediChile Sight Accounts

Banco CrediChile offers its customers CrediChile Sight Accounts, a basic deposit product that is flexible and easy to use. This product allows us to tap into a section of the consumer market that previously was not participating in the banking system. The CrediChile Sight Account is a non-interest bearing demand deposit account without checking privileges targeted at customers who want a secure and comfortable means of managing and accessing their money. Customers may use an ATM card linked to their Sight Account (which may include a revolving line of credit) to make deposits or automatic payments to other Banco CrediChile accounts through a network of 6,765 ATMs available through the Redbanc network as of December 31, 2012.

As of December 31, 2012, Banco CrediChile had approximately 883,718 Sight Accounts. Holders of these sight accounts pay an annual fee, a fee related to the number of withdrawals on the sight account line of credit and interest on any outstanding balance under the line of credit. All fees and interest due on a CrediChile Sight Account are withdrawn automatically on a monthly basis from funds available in the account. CrediChile Sight Account allows us to offer our wholesale customers the ability to pay their employees by direct deposit of funds into the individual employee’s account at Banco CrediChile. We believe this product can lead to stronger long-term relationships with our wholesale customers and their employees.

Wholesale Market

Our wholesale market business segment serves the needs of corporate customers. In 2012, this business segment recorded annual operating revenues of approximately Ch$ 321,004 million, which represented 23.7% of our total operating revenues, and annual income before income tax of Ch$196,660 million, which represented 37.8% of our consolidated income before income tax. As of December 31, 2012, loans granted by this business segment amounted to Ch$8,812,726 million and represented 47.0% of our total loan portfolio.

The following table sets forth the composition of our portfolio of loans to the wholesale market in accordance with our internal reporting policies, as of December 31, 2012:

	As of December 31, 2012
BANK’S INTERNAL REPORTING POLICIES:	(in millions of Ch$, except percentages)
Commercial credits	Ch$	6,447,029	73.2%
Foreign trade loans		1,210,979	13.7
Leasing loans		863,243	9.8
Factoring loans		125,866	1.4
Other loans		165,609	1.9

Total	Ch$	8,812,726	100.0%

As of December 31, 2012, we had 9,972 debtors out of a total of 22,678 wholesale customers. Our wholesale customers are engaged in a wide range of economic sectors. As of December 31, 2012, this business segment’s loans were mainly related to:

•	commerce and trade (approximately 20.8% of all loans made by this business segment);

•	financial services (approximately 18.5% of all loans made by this business segment);

•	communication and transportation (approximately 12.9% of all loans made by this business segment);

•	construction (approximately 11.3% of all loans made by this business segment);

•	manufacturing (approximately 11.1% of all loans made by this business segment);

•	community, social and personal services (approximately 8.6% of all loans made by this business segment);

•	agriculture, forestry and fishing (approximately 7.1% of all loans made by this business segment); and

•	mining (approximately 3.5% of all loans made by this business segment).

In line with our strategy of identifying and differentiating market segments in order to provide improved value propositions for a diversified customer base, we have defined two divisions within the wholesale market segment based on annual sales: (i) the Corporate Division and (ii) the Large Companies and Real Estate Division.

Corporate Division

The Corporate Division provides services to corporations whose annual sales exceed approximately Ch$70,000 million. This division’s customers consist of a large proportion of Chile’s publicly-traded companies, subsidiaries of multinational companies and conglomerates (including those operating in the financial, commercial, manufacturing, industrial and infrastructure sectors), and projects and concessions.

As of December 31, 2012, we had 782 corporations as debtors out of a total of 4,760 customers in our Corporate Division with total outstanding loans of Ch$3,923,429 million, which represented 20.9% of our total loan book as of the same date.

The following table sets forth the composition of our Corporate Division’s loan portfolio in accordance with our internal reporting policies, as of December 31, 2012:

	As of December 31, 2012
BANK’S INTERNAL REPORTING POLICIES:	(in millions of Ch$, except percentages)
Commercial credits	Ch$	3,211,581	81.9%
Foreign trade loans		478,944	12.2
Leasing loans		76,121	1.9
Factoring loans		62,073	1.6
Other loans		94,710	2.4

Total	Ch$	3,923,429	100.0%

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

As of December 31, 2012, we were party to approximately 1,067 payment service contracts and approximately 206 collection service agreements with corporations. We believe that cash management and payment service contracts provide us with a source of low-cost deposits and the opportunity to cross-sell our products and fees to payees, many of whom maintain accounts with us. Under our collection contracts, we act as a collection agent for our corporate customers, providing centralized collection services for their accounts receivable and other similar payments.

In order to provide highly competitive and differentiated services, our Corporate Division has the direct support of our Treasury and Money Market Operations segment, which directly fulfills our corporate customers’ liquidity, short-term loans and hedging needs. We have also improved our technology to facilitate connections with customers and enhance their self-service practices. Similarly, we offer derivative products, which we believe have become increasingly important, especially those associated with Chilean peso-U.S. dollar and UF-U.S. dollar forward contracts and interest rate swaps.

In recent years, the market for loans to corporations in Chile has been characterized by reduced margins, partly due to more direct access of such customers to domestic and international capital and debt markets. Consequently, we have focused on increasing the profitability in this segment through enhancing our cross-sell fee generating services, such as payroll processing, dividend payments and billing services, as well as computer banking services. This strategy has enabled us to maintain profitable relationships with our corporate customers while preserving the ability to extend credit when appropriate business opportunities arise.

During 2012, the division continued to enrich its value propositions for satisfying customers’ needs. Thus, the Corporate Division focused on assisting some of its customers with financial advisory for international debt issuances. Worth mentioning are the synergies that arise from the Global Connectivity Agreement with Citigroup when assisting our corporate customers with off-shore transactions. Similarly, based on collaboration between the Division and our Securitization subsidiary, a corporate customer (specifically a Road Concession Company) placed a securitized bond of approximately UF1.3 million in the local market.

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

As of December 31, 2012, we had 9,190 large companies and real estate debtors out of a total of 17,918 customers in this Division. Loans granted by the Large Companies and Real Estate Division amounted to Ch$4,889,297 million as of the same date, which represented 26.1% of our total loans.

The following table sets forth the composition of the Large Companies and Real Estate Division’s loan portfolio in accordance with our internal reporting policies, as of December 31, 2012:

	As of December 31, 2012
BANK’S INTERNAL REPORTING POLICIES:	(in millions of Ch$, except percentages)
Commercial credits	Ch$	3,235,448	66.2%
Leasing loans		787,122	16.1
Foreign trade loans		732,035	15.0
Factoring loans		63,793	1.3
Other loans		70,899	1.4

Total	Ch$	4,889,297	100.0%

The products and services offered by this division are mainly related to commercial loans, lines of credit, foreign trade and foreign currency transactions, factoring services, leasing, mortgage loans, syndicated loans, mergers and acquisitions, debt restructuring assistance, payments and collections services, current accounts and related services, corporate credit cards, cash and investment management, forward contracts to hedge against currency fluctuations and insurance brokerage.

This division’s aim is to deliver exceptional service to its customers based on proactive financial support that enhances long-term relationships with customers. Over time, the division has developed service models intended to take advantage of synergies arising from the interaction of account and specialized support executives responsible for ensuring comprehensive customer service. These models have enabled the division to strengthen customer relationships and product offerings.

In 2012 the division continued strengthening its presence in commercial credits, with a 14.8% annual increase in related balances, while promoting alternative funding sources for its customers, such as leasing contracts that recorded a 13.5% annual rise in outstanding loans. In addition, we continued to widen the service offering by strengthening our leasing and factoring products.

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

In addition, our Treasury and Money Market Operations business segment is focused on managing our currency, interest rate and maturity gaps, ensuring adequate liquidity levels, managing our investment portfolio and performing the intermediation of fixed-income instruments, currencies and derivatives. Interest rate gap management is aimed at generating an adequate funding structure, prioritizing our capitalization and asset and liability cost structure and funding source diversification.

The Treasury and Money Market Operations business segment is also responsible for (i) the issuance of short- and long-term senior bonds, as well as long-term subordinated bonds, (ii) monitoring compliance with regulatory deposit limits, technical reserves and maturity and rate matches, (iii) monitoring our adherence to the security margins defined by regulatory limits, and risk limits for interest rate, currency and investment gaps. This segment continually monitors the Bank’s funding costs by benchmarking with the rest of the local financial system.

During 2012, our Treasury and Money Market Operations business segment continued to develop a funding diversification strategy by conducting important transactions. For example, during 2012 the Bank carried out international bond issuances in Peru (U.S.$29 million) and Hong Kong (U.S.$164 million) and established a commercial paper program in the U.S. market of U.S.$1,000 million. The latter is a rollover short-term funding source that we used during 2012. As of December 31, 2012 the balance for this liability amounted to Ch$197,340 million (approximately U.S.$412 million).

The funding functions carried out by our Treasury division are complemented by our international area, namely International Financial Institutions (“IFI”), which manages relations with correspondent banks worldwide, facilitating international payments and obtaining foreign currency financing for us. As of December 31, 2012, we have established a network of approximately 600 foreign banks, among which we maintained credit relationships with approximately 180 correspondent banks, from which we maintained 37 account relationships. IFI played an important role in structuring international transactions aimed at diversifying our funding.

Regarding the management of our securities portfolio, as of December 31, 2012 it amounted to Ch$1,431,998 million and was composed of available-for-sale securities that totaled Ch$1,272,316 million and securities held for trading that amounted to Ch$159,682 million. As for the type of instruments included in our securities portfolio, as of December 31, 2012, 59.3% consisted of securities issued by local financial institutions, 22.6% consisted of securities issued by the Central Bank and the Chilean Government, 11.9% consisted of securities issued by Chilean corporate issuers and other securities and 6.2% consisted of securities from foreign issuers. Our investment strategy is designed to supplement our expected profitability, risks and economic variable projections while adhering to the regulatory guidelines and internal limits defined by our finance committee.

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

The following table sets forth information with respect to our financial services subsidiaries in accordance with our internal reporting policies as of December 31, 2012:

	As of or for the year ended December 31, 2012
BANK’S INTERNAL REPORTING POLICIES:	Assets		Equity		Net Income
	(in millions of Ch$)
Banchile Trade Services Limited (Hong Kong)	Ch$	756	Ch$	741	Ch$	43
Banchile Administradora General de Fondos S.A.		60,743		58,014		13,133
Banchile Asesoría Financiera S.A.		4,595		3,753		2,011
Banchile Corredores de Seguros Ltda		11,389		9,566		2,865
Banchile Corredores de Bolsa S.A.		547,182		84,619		10,590
Banchile Factoring S.A.		488,525		55,871		9,886
Banchile Securitizadora S.A.		516		422		27
Socofin S.A.		7,555		702		(243)
Promarket S.A.		2,489		1,266		432

Total	Ch$	1,123,750	Ch$	214,954	Ch$	38,744

The following table sets forth information with respect to our ownership interest in our financial services subsidiaries as of December 31, 2012:

	Ownership Interest
	Direct (%)	Indirect (%)	Total (%)
Banchile Trade Services Limited (Hong Kong)	100.00	—	100.00
Banchile Administradora General de Fondos S.A.	99.98	0.02	100.00
Banchile Asesoría Financiera S.A.	99.96	—	99.96
Banchile Corredores de Seguros Ltda.	99.83	0.17	100.00
Banchile Corredores de Bolsa S.A.	99.70	0.30	100.00
Banchile Factoring S.A.	99.75	0.25	100.00
Banchile Securitizadora S.A.	99.00	1.00	100.00
Socofin S.A.	99.00	1.00	100.00
Promarket S.A.	99.00	1.00	100.00

Each of these subsidiaries is incorporated in Chile, except for Banchile Trade Services Limited, which is incorporated in Hong Kong.

Securities Brokerage Services

We provide securities brokerage services through Banchile Corredores de Bolsa S.A. Banchile Corredores de Bolsa S.A. is registered as a securities broker with the Superintendencia de Valores y Seguros de Chile (the “Chilean Superintendency of Securities and Insurance”), the regulator of Chilean publicly listed companies, and is a member of the Santiago Stock Exchange and the Chilean Electronic Stock Exchange. Since it was founded in 1989, Banchile Corredores de Bolsa S.A. has provided stock brokerage services, fixed-income investments and foreign exchange products to individuals and companies through our branch network. During the year ended December 31, 2012, Banchile Corredores de Bolsa S.A. recorded an aggregate stock trading turnover on the Santiago Stock Exchange, the Chilean Electronic Stock Exchange and the Valparaíso Stock Exchange that amounted to approximately Ch$4,927,233 million. As of December 31, 2012, Banchile Corredores de Bolsa S.A. had equity of Ch$84,619 million and, for the year ended December 31, 2012, recorded net income of Ch$10,590 million, which represented 2.3% of our consolidated net income for that period.

In early 2009, Citibank Agencia de Valores S.A. merged with and into Banchile Corredores de Bolsa S.A.

Mutual and Investment Fund Management

Since 1980, we have provided mutual fund management services through Banchile Administradora General de Fondos S.A. (formerly Banchile Administradora de Fondos Mutuos S.A.). As of December 31, 2012, according to data prepared by the Chilean Superintendency of Securities and Insurance, Banchile Administradora General de Fondos S.A. was the largest mutual fund manager in Chile, managing approximately 23.2% of all Chilean mutual funds assets. As of December 31, 2012, Banchile Administradora General de Fondos S.A. operated 81 mutual funds and had Ch$4,230,281 million in assets under management owned by approximately 345,889 corporate and individual investors. Also, as of December 31, 2012, Banchile Administradora General de Fondos S.A. operated eight investment funds: Chile Small Cap, Banchile Inmobiliario IV, Banchile Inmobiliario V, Banchile Inmobiliario VI, Latam Small Mid-Cap, Plusvalia Eficiente, Rentas Inmobiliarias I and Chile Blend, managing Ch$203,813 million in net assets on behalf of 198 participants.

The following table sets forth information regarding the various mutual funds managed by Banchile Administradora General de Fondos S.A. as of December 31, 2012:

Name of Fund	Type of Fund	Net Asset Value As of December 31, 2012
		(in millions of Ch$)
2nd Best Chile Eeuu	Fixed income (medium/long term)	Ch$	2,236
Ahorro	Fixed income (medium/long term)		60,264
Ahorro Estable Ii	Fixed income (medium/long term)		10,758
Ahorro Estable Iii	Fixed income (medium/long term)		4,882
Ahorro Plus I	Fixed income (medium/long term)		782
Alianza	Fixed income (medium/long term)		76,028
Andes Acciones	Debt/Equity		1,193
Asia Fund	Debt/Equity		3,912
Asiatico Accionario	Equity		14,353
Balance I	Debt/Equity		16,689
Banca Americana Vt	Fixed income (medium/long term)		12,012
Banchile-Acciones	Equity		62,028
Bonos Soberanos	Fixed income (medium/long term)		9,080
Booster Australia	Fixed income (medium/long term)		1,907
Booster Balanced	Fixed income (medium/long term)		1,325
Booster Chile	Fixed income (medium/long term)		5,790
Booster Smal Cap Usa	Fixed income (medium/long term)		2,102
Bric Accionario	Debt/Equity		835
Capital Efectivo	Fixed income (short term)		87,829
Capital Financiero	Fixed income (short term)		93,475
Capitalisa-Acc.	Equity		5,509
Cash	Fixed income (short term)		358,279
Ch Bursatil Garant	Fixed income (medium/long term)		2,681
Chile 18 Q	Equity		9,914
Chile Accionario	Equity		29,097
Cobertura	Fixed income (medium/long term)		1,178
Corporate Dollar	Fixed income (short term)		333,664
Corporativo	Fixed income (short term)		274,967
Crecimiento	Fixed income (short/medium term)		86,296
Decisión Estratégica	Debt/Equity		1,243
Depósito Plus G	Fixed income (medium/long term)		14,682
Deposito Xxi	Fixed income (medium/long term)		92,487
Deuda Dolar	Fixed income (medium/long term)		8,633
Deuda Estatal	Fixed income (medium/long term)		48,737
Deuda Nacional	Fixed income (medium/long term)		11,488
Disponible	Fixed income (short term)		46,608
Dollar Investment G.	Fixed income (medium/long term)		25,476
Emerging Fund	Debt/Equity		20,728
Emerging Market	Debt/Equity		17,873
Estrategia Commoditi	Fixed income (medium/long term)		6,274
Estrategico	Fixed income (medium/long term)		288,689
Euro Money Market	Fixed income (short term)		19,652
Europa Accionario	Fixed income (medium/long term)		2,112
Europa Desarrollada	Debt/Equity		1,683
Flexible	Fixed income (short term)		56,040
Global Dollar	Debt/Equity		1,672
Global Mid Cap	Debt/Equity		3,280
Horizonte	Fixed income (medium/long term)		122,883
Inversion	Debt/Equity		19,354
Inversion Brasil	Debt/Equity		7,705
Inversión Chile 30	Debt/Equity		930
Inversion China	Debt/Equity		7,774
Inversion Dolar 30	Debt/Equity		1,516
Inversion Usa	Debt/Equity		8,061
Inversionista I	Equity		16,139
Latam Mid Cap	Debt/Equity		5,616
Latin America Fund	Debt/Equity		33,225
Latina Accionario	Debt/Equity		11,643
Liquidez 2000	Fixed income (short term)		475,907
Liquidez Full	Fixed income (short term)		451,386
Mid Cap	Equity		47,695
Muralla China Garant	Fixed income (medium/long term)		17,821
Oportunidades Sector	Debt/Equity		5,278
Patrimonial	Fixed income (short term)		291,388
Performance	Fixed income (short/medium term)		9,623
Plus Ii Garant	Fixed income (medium/long term)		12,542
Renta Futura	Fixed income (medium/long term)		258,566

Name of Fund	Type of Fund	Net Asset Value As of December 31, 2012
		(in millions of Ch$)
Retorno Dolar	Fixed income (medium/long term)		31,913
Retorno L.P. Uf	Fixed income (medium/long term)		35,749
Twin Win Europa 103	Fixed income (medium/long term)		3,464
Twin Win Usa	Fixed income (medium/long term)		2,098
U.S. Dollar Fund	Debt/Equity		6,347
Us Mid Cap	Debt/Equity		19,653
Utilidades	Fixed income (short/medium term)		51,160
Viejo Continente Acc	Debt/Equity		796
Vision Dinamica A	Debt/Equity		9,422
Vision Dinamica Acc.	Debt/Equity		4,130
Vision Dinamica B	Debt/Equity		4,355
Vision Dinamica C	Debt/Equity		7,839
Vision Dinamica D	Debt/Equity		2,485
Vision Dinamica E	Debt/Equity		9,396

Total		Ch$	4,230,281

As of December 31, 2012, Banchile Administradora General de Fondos S.A. recorded equity of Ch$58,014 million and, for the year ended December 31, 2012, net income of Ch$13,133 million, which represented 2.8% of our 2012 consolidated net income.

Factoring Services

We provide factoring services to our customers through Banchile Factoring S.A. Through this service, we purchase our customers’ outstanding debt portfolios, such as bills, notes, promissory notes or contracts, advancing cash and collecting on the related instruments. For the year ended December 31, 2012, Banchile Factoring S.A. had net income of Ch$9,887 million, which represented 2.1% of our 2012 consolidated net income. As of December 31, 2012, this subsidiary had equity of Ch$55,871 million and a 20.7% market share in Chile’s factoring industry, according to information provided by the Chilean Factoring Association.

Financial Advisory Services

We provide financial advisory and other investment banking services to our customers through Banchile Asesoría Financiera S.A. The services offered by Banchile Asesoría Financiera S.A. are primarily targeted to our corporate customers and include advisory services concerning mergers and acquisitions, restructuring, project finance and strategic alliances. As of December 31, 2012, Banchile Asesoría Financiera S.A. had equity of Ch$3,753 million and, for the year ended December 31, 2012, net income of Ch$2,011 million, which represented 0.4% of our 2012 consolidated net income.

Insurance Brokerage

We provide insurance brokerage services to our customers through Banchile Corredores de Seguros Limitada. In 2000, we began to offer life insurance policies associated with consumer loans and non-credit related insurance to our individual customers and the general public. As of December 31, 2012, Banchile Corredores de Seguros Limitada had equity of Ch$9,566 million and, for the year ended December 31, 2012 net income of Ch$2,865 million, which represented 0.6% of our 2012 consolidated net income. According to the Chilean Insurance Companies Association, during 2011 (the latest year for which information is available), Banchile Corredores de Seguros Limitada had a 5.0% market share in the total amount of life and casualty insurance policies (in Chilean pesos) sold by insurance brokerage companies in Chile, excluding life annuities.

Securitization Services

We offer investment products to meet the needs of institutional investors, such as private pension funds and insurance companies, through Banchile Securitizadora S.A. This subsidiary securitizes financial assets, and issues debt instruments with credit ratings that can be traded in the Chilean marketplace, backed by a bundle of revenue-producing assets of the client company. As of December 31, 2012, Banchile Securitizadora S.A. had equity of Ch$422 million and, for the year ended December 31, 2012, it reported net income of Ch$27 million. Also as of December 31, 2012, Banchile Securitizadora S.A. had a 16.5% market share in the total volume of assets securitized in Chile. This market share refers to the percentage of existing stock of securitized assets as of the mentioned date.

Credits pre-evaluation services

Promarket S.A. provides credit pre-evaluation services to the Bank and its subsidiaries, including researching potential customers. As of December 31, 2012, Promarket S.A. had equity of Ch$1,266 million and, for the year ended December 31, 2012, net income of Ch$432 million.

Collection Services

We provide judicial and extra-judicial loan collection services on our behalf and on behalf of third parties through our subsidiary Socofin S.A. As of December 31, 2012, Socofin S.A. had equity of Ch$702 million and, for the year ended December 31, 2012, net loss of Ch$243 million.

Trade Services

In November 2004, we began offering direct trade services to our customers through Banchile Trade Services Limited, which acts as our trade finance entity in markets such as China, Hong Kong, Taiwan and South Korea. As of December 31, 2012, Banchile Trade Services Limited had equity of Ch$741 million and, for the year ended December 31, 2012, net income of Ch$43 million.

Distribution Channels and Electronic Banking

Our distribution network provides integrated financial services and products to our customers through a wide range of channels. The network includes ATMs, branches, on-line banking and phone-banking devices. As of December 31, 2012, we had 1,915 ATMs (that form part of Redbanc’s 6,765 ATMs system) which allowed our customers to conduct self-service banking transactions during banking and non-banking hours.

As of December 31, 2012, we had a network of 434 retail branches throughout Chile. Our branch system serves as a distribution network for all of the products and services offered to our customers. Our full-service branches accept deposits, cash withdrawals, offer the full range of our retail banking products, such as consumer loans, credit cards, mortgage loans and current accounts, and provide information to current and potential customers.

We offer electronic banking services to our customers 24 hours a day through our internet website, www.bancochile.cl, which has tailored homepages for the different markets we serve. Our corporate homepage offers a broad range of services, including the payment of bills, electronic fund transfers, non-charge orders, as well as a wide variety of account inquiries. These services include our office banking service, Banconexion Web, which enables our corporate customers to perform all of their banking transactions from their offices. Our homepage also offers products with exclusive benefits provided by our customer loyalty marketing programs, which enhance our relationships with customers. We also have a homepage designed for our investor customers, through which they can trade stocks, take deposits and open savings accounts. Our foreign trade customers can rely on our international business homepage, www.bancochile.com, which enables them to inquire about the status of their foreign trade transactions and perform transactions, such as opening letters of credit, recording import collection and hedging on instructions and letters of credit. On an average monthly basis, during 2012 approximately 574,000 individual and corporate customers performed nearly 24.6 million transactions per month on our website, of which approximately 5.5 million were monetary transactions.

In addition, we provide our customers with access to a 24-hour phone-banking call center through which they can access account information, transfer funds and make certain payments. This service, through which we receive approximately 535,000 calls per month on average, has enabled us to develop customer loyalty campaigns, sell financial products and services, answer specialized inquiries about our remote services and receive and resolve complaints by customers and non-customers.

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

On December 2012, AFT and the Chilean Ministry of Transports and Telecommunications entered into a new agreement that limits the services to be provided by AFT to the financial management of the Transantiago System’s resources. This new agreement significantly reduces the AFT’s incomes and operational expenses, while materially reducing the AFT’s risk. The new agreement is subject to approval by the General Comptroller of Chile (Contraloría General de la República de Chile), which is currently pending.

Competition

Overview

The Chilean market for banking and other financial services is highly and increasingly competitive and consists of a number of different market sectors. The most important sector is commercial banking that—as of December 31, 2012—consisted of 23 privately-owned banks and one government-owned bank, Banco del Estado. As of December 31, 2012, the four largest Chilean banks accounted for 65.3% of all outstanding loans granted by Chilean financial institutions (excluding subsidiaries abroad): Banco Santander—Chile (19.1%), Banco de Chile (19.0%), Banco del Estado (14.1%) and Banco de Crédito e Inversiones (13.2%).

We face significant and increasing competition in all market segments in which we operate. As a commercial bank that offers a range of services to all types of businesses and individual customers, we face a variety of competitors, ranging from other large, privately-owned commercial banks to more specialized entities, such as “niche” banks. We also increasingly face competition, from non-banking companies like large department stores, private compensation funds, and saving and credit cooperatives with respect to some of our credit products, such as credit cards and consumer loans. In addition, we face competition from other types of competitors, such as leasing, factoring and automobile financing companies (especially in credit products), as well as mutual funds, pension funds and insurance companies, within the market for savings products and mortgage loans. Currently, banks continue to be the main suppliers of leasing, factoring and mutual funds, and the insurance sales business is experiencing fast growth, but we cannot assure you that this trend will continue in the future

Within the banking industry, our primary competitors are the principal commercial banks in Chile, namely, Banco Santander—Chile, Banco de Crédito e Inversiones, Banco Bilbao Vizcaya Argentaria Chile (BBVA), and Corpbanca. Nevertheless, we also face competition from Banco del Estado, a government-owned bank, which has a larger customer base than we do. Banco del Estado, which operates under the same regulatory regime as Chilean privately-owned banks, was the third largest bank in Chile as of December 31, 2012, with outstanding total loans of Ch$13,894,809 million, representing a 14.1% market share, according to data published by the Superintendency of Banks.

In the wholesale market, we believe our strongest competitors are also Banco Santander—Chile, Banco de Crédito e Inversiones, Corpbanca and Banco Bilbao Vizcaya Argentaria Chile (BBVA). Similarly, we believe these banks are our most significant competitors in the small and medium-sized companies’ business segment.

In the retail market, we compete with other privately-owned Chilean banks, as well as with Banco del Estado, which has a large customer base of individuals. Among privately-owned banks, we believe our strongest competitors in this market are Banco Santander—Chile and Banco de Crédito e Inversiones, as these banks have developed diversified business strategies focused on both small and medium-sized companies and lower to middle income segments of the Chilean population. In addition, we believe our strongest competitors in the high-income individual segment are Banco Santander—Chile and Banco Itaú Chile, as these banks rely on specialized business units that provide wealth management and traditional banking services, as we do as well. We also compete with companies that offer non-banking specialized financial services in the high-income individuals segment such as Larrain Vial and Celfin Capital (owned by BTG Pactual, a financial services company headquartered in Brazil), whose core businesses are stock brokerage, financial advisory and wealth management services.

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

In recent years, the Chilean financial system has witnessed a new phenomenon: the rise of non-traditional banking competitors, such as large department stores. These players have become increasingly significant in the consumer-lending sector, as they are permitted to issue financial products such as credit cards. Currently, there are three consumer-oriented banks affiliated with Chile’s largest department stores: Banco Falabella, Banco Ripley and Banco Paris. Although these banks had a combined market share (excluding subsidiaries abroad) of only 1.5% as of December 31, 2012, according to the Superintendency of Banks, the presence of these banks is likely to make consumer banking more competitive over the next years.

In addition, during 2012 Corpbanca, fourth-ranked among Chilean privately-owned banks in terms of total loans as of December 31, 2011, acquired a former Santander Group’s subsidiary in Colombia and consolidated its balance sheet and results of operations beginning May 31, 2012. As of December 31, 2012 loans associated with this subsidiary amounted to Ch$1,883,434 million and represented 1.9% of the industry’ total loans.

Below there is a set of tables and figures for the years ended December 31, 2010, 2011 and 2012 that shows our position within the Chilean financial industry. The market information is set forth under Chilean GAAP as published by the Superintendency of Banks and—unless otherwise indicated—excludes data related to operations of subsidiaries abroad.

The following table sets forth certain statistical information on the Chilean financial system as of December 31, 2012, according to information published by the Superintendency of Banks under Chilean GAAP:

	As of December 31, 2012
	(in millions of Ch$, except percentages)
	Assets			Loans(1)(2)			Deposits(2)			Equity(3)
	Amount		Share	Amount		Share	Amount		Share	Amount		Share
CHILEAN GAAP:	(in millions of Ch$, except percentages)
Private sector banks	Ch$	117,372,056	83.5%	Ch$	84,984,942	85.9%	Ch$	68,980,841	81.2%	Ch$	10,110,009	89.8%
Banco del Estado		23,226,824	16.5		13,894,809	14.1		15,937,708	18.8		1,147,666	10.2

Total banking system	Ch$	140,598,880	100.0%	Ch$	98,879,751	100.0%	Ch$	84,918,549	100.0%	Ch$	11,257,675	100.0%

Source: Superintendency of Banks

(1)	Loans to customers, net of interbank loans.
(2)	Excludes operations of subsidiaries abroad.
(3)	For purposes of this table, equity includes capital and reserves, net income for the period and provisions for minimum dividends.

Loans

We had total loans of Ch$18,761,765 million as of December 31, 2012, according to information published by the Superintendency of Banks under Chilean GAAP. The following table sets forth our market share and the market share of our principal privately-owned competitors in terms of total loans, as of the dates indicated, according to information published by the Superintendency of Banks under Chilean GAAP:

	Total Loans(1)(2)
CHILEAN GAAP:	As of December 31,
	2010	2011	2012
Banco Santander—Chile	20.9%	19.7%	19.1%
Banco de Chile	19.2	19.8	19.0
Banco de Crédito e Inversiones	12.7	12.9	13.2
Banco Corpbanca	7.3	7.7	8.4
BBVA Bilbao Vizcaya	7.3	7.0	7.1

Accumulated market share	67.4%	67.1%	66.8%

Source: Superintendency of Banks

(1)	Provisions for loan losses not deducted.
(2)	Excludes operations of subsidiaries abroad.

Credit Quality

The following table sets forth the ratio of allowances to total loans of the largest private banks in Chile and that of the Chilean financial system as a whole (including such banks) as of December 31, 2010, 2011 and 2012, according to information published by the Superintendency of Banks under Chilean GAAP:

	Allowances to Total Loans(1)
CHILEAN GAAP:	As of December 31,
	2010	2011	2012
Banco Santander—Chile	2.82%	3.02%	2.91%
Banco de Crédito e Inversiones	2.52	2.44	2.29
Banco de Chile	2.48	2.21	2.28
BBVA Bilbao Vizcaya	1.75	2.02	1.80
Banco Corpbanca	1.95	1.54	1.27

Financial system	2.52%	2.36%	2.27%

Source: Superintendency of Banks

(1)	Excludes operations of subsidiaries abroad.

The following table sets forth the ratio of total past-due loans to total loans for the largest private banks in Chile as of December 31, 2010, 2011 and 2012 on a consolidated basis, according to information published by the Superintendency of Banks under Chilean GAAP:

	Total Past-Due Loans to Total Loans(1)
CHILEAN GAAP:	As of December 31,
	2010	2011	2012
Banco de Chile	1.20%	1.03%	0.97%
BBVA Bilbao Vizcaya	2.18	1.90	1.22
Banco Corpbanca	2.04	1.58	1.25
Banco de Crédito e Inversiones	2.16	2.16	1.91
Banco Santander—Chile	2.66	2.95	3.17

Financial system	2.70%	2.35%	2.17%

Source: Chilean Superintendency of Banks

(1)	Excludes operations of subsidiaries abroad.

Deposits

We had total deposits (including demand deposits and time deposits) of Ch$15,083,921 million as of December 31, 2012, according to information published by the Superintendency of Banks under Chilean GAAP. The following table sets forth the market shares in terms of total deposits for private banks as of December 31, 2010, 2011 and 2012 on a consolidated basis, according to information published by the Superintendency of Banks under Chilean GAAP:

	Total Deposits(1)
CHILEAN GAAP:	As of December 31,
	2010	2011	2012
Banco de Chile	18.7%	18.5%	17.8%
Banco Santander—Chile	17.7	17.4	16.6
Banco de Crédito e Inversiones	12.8	13.0	12.8
Banco Corpbanca	6.6	7.2	8.2
BBVA Bilbao Vizcaya	6.4	6.5	6.3

Total market share	62.2%	62.6%	61.7%

Source: Superintendency of Banks

(1)	Excludes operations of subsidiaries abroad.

Capital and Reserves

The following table sets forth the level of capital and reserves for the largest private banks in Chile as of December 31, 2010, 2011 and 2012 according to information published by the Superintendency of Banks under Chilean GAAP:

	Capital and Reserves(1)
CHILEAN GAAP:	As of December 31,
	2010		2011		2012
Banco Santander—Chile	Ch$	1,529,599	Ch$	1,730,464	Ch$	1,898,348
Banco de Chile		1,268,101		1,569,871		1,841,968
Banco de Crédito e Inversiones		883,714		1,039,161		1,230,078
Banco Corpbanca		475,839		643,218		936,275
BBVA Bilbao Vizcaya	Ch$	464,814	Ch$	490,608	Ch$	592,336

Source: Superintendency of Banks

(1)	Includes operations of subsidiaries abroad.

Return on Capital and Reserves

The following table sets forth our return on capital and reserves and the returns on capital and reserves of our principal privately owned competitors and the Chilean banking industry as a whole, in each case as of December 31, 2010, 2011 and 2012, according to information published by the Superintendency of Banks under Chilean GAAP:

	Return on Capital and Reserves(1)(2)
CHILEAN GAAP:	Year Ended December 31,
	2010	2011	2012
Banco de Chile	29.9%	27.3%	25.3%
Banco Santander—Chile	31.2	25.1	20.4
Banco de Crédito e Inversiones	25.1	25.1	22.1
BBVA Bilbao Vizcaya	10.4	15.2	11.0
Banco Corpbanca	25.0	19.1	10.2

Financial system average	16.7%	15.7%	13.2%

Source: Superintendency of Banks

(1)	Corresponds to net income attributable to equity holders divided by the year end balance of Capital and Reserves.
(2)	Excludes operations of subsidiaries abroad.

Efficiency

The following table sets forth the efficiency ratios of the largest private Chilean banks as of December 31, 2010, 2011 and 2012, according to information published by the Superintendency of Banks under Chilean GAAP:

	Efficiency Ratio(1)(2)
CHILEAN GAAP:	As of December 31,
	2010	2011	2012
Banco Santander—Chile	40.1%	41.4%	42.8%
Banco de Chile	50.3	50.2	47.2
Banco de Crédito e Inversiones	50.5	47.2	49.6
Banco Corpbanca	42.3	44.6	56.7
BBVA Bilbao Vizcaya	62.9	55.7	59.5

Financial system average	51.5%	50.0%	51.2%

Source: Superintendency of Banks

(1)	Calculated by dividing operating expense by operating revenue.
(2)	Includes operations of subsidiaries abroad.

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

In addition, the Chilean Government guarantees up to 90% of the principal amount of time deposits held by individuals in the Chilean banking system. This guarantee covers obligations with a maximum value of UF 108 per person (Ch$2,466,801 or U.S.$5,144.85 as of December 31, 2012).

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

Minimum Capital

Under the General Banking Law, a bank must have a minimum paid in capital and reserves of UF 800,000 (Ch$18,273 million or U.S.$38.1 million as of December 31, 2012). However, a bank may begin its operations with 50% of such amount, provided that it has a Regulatory Capital ratio (defined as Regulatory Capital as a percentage of risk weighted assets) of not less than 12%. When such a bank’s paid in capital reaches UF 600,000 (Ch$13,704 million or U.S.$ 28.6 million as of December 31, 2012), the Regulatory Capital ratio requirement is reduced to 10%.

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

The regulation provides that the price risk of the trading book plus 8% of the risk-weighted assets (in light of our merger with Citibank Chile, the Superintendency of Banks has raised the applicable percentage for us from 8% to 10%) may not be higher than Regulatory Capital. As of December 31, 2012, the price risk of our trading book totaled Ch$40,864 million.

The following table shows our regulatory risk availability, computed as the difference between the total risk (10% of the risk-weighted assets plus the trading book risk) and our Regulatory Capital, as of December 31, 2012:

	As of December 31, 2012
	(in millions of Ch$, except percentage)
(a) 10% risk-weighted assets	Ch$	2,070,952
(b) Trading price risk		40,864
(c = a + b) Total risk		2,111,816
(d) Regulatory Capital		2,738,829
(e = d – c) Risk Availability	Ch$	627,013
(f = c/d) Risk used as a Percentage of Regulatory Capital		77.11%

Interest rate risk generated by the accrual book is measured against a self-imposed limit equal to the lesser of 12-month rolling net revenues and our Basic Capital.

The guidelines for measuring liquidity risk are mainly focused on constructing an expected cash flow analysis for the following 30 and 90 days, broken down by currency. Net outflows may not exceed the amount of our Basic Capital for the following 30 days or two times that amount for the following 90 days. Subject to approval of the Superintendency of Banks, the cash flow analysis may include behavioral run-off assumptions for some specific liability balance sheets items (demand deposits, time deposits, etc.) and behavioral roll-over assumptions for some asset items of the consolidated statement of financial position data (loans, etc.).

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

Rating Agency	Short Term	Long Term
Moody’s	P2	Baa3
Standard and Poor’s	A2	BBB–
Fitch IBCA	F2	BBB–

A Chilean bank may invest in securities having a minimum rating as follows, provided that if the total amount of these investments and the loans referred to above exceed 20% (or 30% in certain cases) of the Regulatory Capital of the bank, an allowance of 100% of the excess shall be established by the bank:

Rating Agency	Short Term	Long Term
Moody’s	P2	Ba3
Standard and Poor’s	A2	BB–
Fitch IBCA	F2	BB–

However, a Chilean bank may invest in securities up to an additional amount of 70% of the bank’s Regulatory Capital without having to establish an additional allowance, if such securities have a minimum rating of:

Rating Agency	Short Term	Long Term
Moody’s	P1	Aa3
Standard and Poor’s	A–1+	AA–
Fitch IBCA	F1+	AA–

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

Based on these requirements, a Customer Identification Program (as part of the Anti-Money Laundering and Terrorism Financing system) is needed to enable a bank to reestablish the reasonable belief that it knows the true identity of its customers. In general, the program includes:

•	properly identifying customers, including their background, source and amount of funds, country of origin and other risk factors;

•	identifying what the Superintendency of Banks has defined as “persons politically exposed” (“PEPs”) both within Chile and abroad; and

•	establishing procedures to open accounts and products, with different documentation requirements needed for different types of accounts and products.

The Anti-Money Laundering and Terrorism Financing system required by local regulations must also include the following components:

•	AML policies and procedures aimed at preventing a bank from being used as an intermediary to carry out money laundering operations;

•	appointment of a compliance officer on a senior management level who is responsible for coordinating and monitoring day-to-day AML compliance;

•	establishment of an AML Committee for the purposes of planning and coordinating compliance with AML policies and procedures;

•	use of software tools to detect, monitor and report unusual operations related to transactions made by customers on different products;

•	implementation of personnel selection policies and a training program, in order to prevent money laundering;

•	establishment of a Code of Conduct in order to, among other things, guide employee behavior and prevent possible conflicts of interest; and

•	independent testing by the compliance department, which must be conducted by a bank’s internal audit department.

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

On December 5, 2011, Law 20.555 was published in the Diario Oficial, amending the Chilean Consumer Protection Law. The most significant changes enacted by Law 20.555 were:

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

This amendment became effective on March 5, 2012, however, with regards to the banking product agreements entered into before said date, the amendment does not affect the substantive rights acquired by the parties in those agreements.

On July 2012 the government enacted the regulations that implement Law 20,555, which address mortgage loans, consumer loans, credit cards, the “Sernac Seal” (Sello Sernac), and other financial products and services. The new regulations govern, among other matters, the form and content of communications that financial institutions must periodically provide to their customers. Likewise, the new regulations implement the so-called “Summary Sheet” (Hoja Resumen), which must precede the contracts that consumers enter into with financial institutions. The Summary Sheet is intended to provide a clear and understandable summary of the terms and conditions that govern financial products and services.

The Sernac Seal is a new concept introduced by Law 20,555 and consists of a non-mandatory certification granted by the Chilean government agency in charge of consumer protection (Servicio Nacional del Consumidor, “Sernac”), by which that agency confirms that the contracts used by a financial institution when providing products and services comply with the Consumer Protection Act. In this regard, the new regulation establishes the specific requirements for financial institutions to obtain such certification as well as the events that may lead to its termination. Among the requirements to obtain the certification, financial institutions must provide a consumer service and adopt a dispute resolution procedure as defined by Law 20,555 and its regulation.

All of these regulations are already implemented by Banco de Chile, except Sernac Seal, which is not mandatory. We do not expect these new regulations to have an adverse effect on our business, financial condition or results of operation.

ORGANIZATIONAL STRUCTURE

The following diagram presents our current corporate structure, including our subsidiaries and their respective direct ownership interests, as of December 31, 2012:

With the exception of Banchile Trade Services Limited, which was incorporated in Hong Kong, all of the subsidiaries presented above have their jurisdiction of incorporation in the Republic of Chile. See “—Business Overview—Principal Business Activities—Operations through Subsidiaries” for more information on our subsidiaries.

PROPERTY, PLANTS AND EQUIPMENT

We are domiciled in Chile and own the building located at Paseo Ahumada 251, Santiago, Chile, that is approximately 77,500 square meters and serves as the headquarters for the Bank and its subsidiaries. In addition, we own three buildings located at Huerfanos 740, Agustinas 733 and Andrés Bello 2687, Santiago, Chile where the remainder of our executive offices are located. The total area we own in these buildings is equivalent to approximately 46,300 square meters.

As of December 31, 2012, we owned the properties on which 176 of our full-service branches and other points of sale are located (approximately 112,350 square meters of office space). Also, as of December 31, 2012, we had leased office space for 253 of our full-service branches with office space of approximately 71,600 square meters, while our remaining 5 branches and other points of sale were managed thorugh special partnership agreements between the property’s owner and us. We also own properties throughout Chile for back office and administrative operations, as well as for storage of documents and other purposes. We believe that our facilities are adequate for our present needs and suitable for their intended purposes.

As of December 31, 2012, we also owned approximately 133,500 square meters in mainly recreational physical facilities in Chile, which we use to assist our employees in maintaining a healthy work and life balance and which we use for incentive and integration activities.

SELECTED STATISTICAL INFORMATION

The following information is included for analytical purposes and should be read in conjunction with our audited consolidated financial statements as of and for the year ended December 31, 2012 appearing elsewhere in this annual report and “Item 5. Operating and Financial Review and Prospects.”

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

The following tables set forth, by currency of denomination, average balances and, where applicable, interest amounts and nominal rate for our assets and liabilities under IFRS for the years ended December 31, 2010, 2011 and 2012:

	For the Year Ended December 31,
	2010					2011					2012
IFRS:	Average balance		Interest earned(1)		Average nominal rate	Average balance		Interest earned(1)		Average nominal rate	Average balance		Interest earned(1)		Average nominal rate
	(in millions of Ch$, except percentages)
Assets
Interest earning assets
Deposits in Central Bank
Ch$	Ch$	189,029	Ch$	274	0.14%	Ch$	226,531	Ch$	2,472	1.09%	Ch$	279,627	Ch$	1,569	0.56
UF		—		—	—		—		—	—		—		—	—
Foreign currency		94,812		93	0.01		108,460		189	0.17		90,671		143	0.16

Total		283,841		367	0.13		334,991		2,661	0.79		370,298		1,712	0.46

Financial investments
Ch$		608,266		19,777	3.25		630,882		32,721	5.19		703,721		51,727	7.35
UF		725,734		32,351	4.46		669,778		41,375	6.18		788,630		38,889	4.93
Foreign currency		185,808		2,609	1.40		261,591		7,673	2.93		255,998		3,229	1.26

Total		1,519,808		54,737	3.60		1,562,251		81,769	5.23		1,748,349		93,845	5.37

Loans in advance to banks
Ch$		339,844		7,205	2.12		393,579		10,322	2.62		381,578		12,993	3.41
UF		—		—	—		—		—	—		—		—	—
Foreign currency		—		—	—		—		—	—		—		—	—

Total		339,844		7,205	2.12		393,579		10,322	2.62		381,578		12,993	3.41

Commercial loans
Ch$		4,076,224		226,117	5.55		4,556,598		356,534	7.82		5,440,874		441,789	8.12
UF		3,231,121		218,776	6.77		3,723,781		307,310	8.25		3,983,001		285,516	7.17
Foreign currency		1,555,737		41,379	2.66		2,051,804		51,564	2.51		2,053,071		63,391	3.09

Total		8,863,082		486,272	5.49		10,332,183		715,408	6.92		11,476,946		790,696	6.89

Consumer loans
Ch$		1,950,497		373,264	19.14		2,282,824		431,475	18.90		2,597,069		518,787	19.98
UF		46,903		3,685	7.86		52,090		4,503	8.64		44,836		4,120	9.19
Foreign currency		—		—	—		—		—	—		12,329		—	—

Total		1,997,400		376,949	18.87		2,334,914		435,978	18,67		2,654,234		522,907	19.70

Residential mortgage loans
Ch$		—		—	—		—		—	—		—		—	—
UF		2,698,384		187,363	6.94		3,233,830		266,914	8.25		3,924,080		266,625	6.79
Foreign currency		—		—	—		—		—	—		—		—	—

Total		2,698,384		187,363	6.94		3,233,830		266,914	8.25		3,924,080		266,625	6.79

Repurchase agreement
Ch$		74,471		5,387	7.23		85,087		5,234	6.15		42,109		2,786	6.62
UF		—		—	—		—		—	—		—		—	—
Foreign currency		—		—	—		—		—	—		—		—	—

Total		74,471		5,387	7.23		85,087		5,234	6.15		42,109		2,786	6.62

Total interest earnings assets
Ch$		7,238,331		632,024	8.73		8,175,501		838,758	10.26		9,444,978		1,029,651	10.90
UF		6,702,142		442,175	6.60		7,679,479		620,102	8.07		8,740,547		595,150	6.81
Foreign currency		1,836,357		44,081	2.40		2,421,855		59,426	2.45		2,412,069		66,763	2.77

Total	Ch$	15,776,830	Ch$	1,118,280	7.09%	Ch$	18,276,835	Ch$	1,518,286	8.31%	Ch$	20,597,594	Ch$	1,691,564	8.21%

(1)	Interest earned includes interest accrued on trading securities.

	For the Year Ended December 31,
	2010					2011					2012
IFRS:	Average balance		Interest earned(1)		Average nominal rate	Average balance		Interest earned(1)		Average nominal rate	Average balance		Interest earned(1)		Average nominal rate
	(in millions of Ch$, except percentages)
Assets
Non-interest earning assets
Cash and due from banks
Ch$	Ch$	370,010	Ch$	—	—	Ch$	445,938	Ch$	—	—	Ch$	392,220	Ch$	—	—
UF		—		—	—		—		—	—		—		—	—
Foreign currency		194,562		—	—		247,685		—	—		238,241		—	—

Total		564,572		—	—		693,623		—	—		630,461		—	—
Transaction in the course of collection
Ch$		263,263		—	—		305,521		—	—		266,559
UF		—		—	—		—		—	—		—		—	—
Foreign currency		152,592		—	—		227,171		—	—		184,865		—	—

Total		415,855		—	—		532,692		—	—		451,424		—	—

Allowances for loan losses
Ch$		(341,313)		—	—		(389,578)		—	—		(352,064)
UF		—		—	—		—		—	—		—		—	—
Foreign currency		—		—	—				—	—		—		—	—

Total		(341,313)		—	—		(389,578)		—	—		(352,064)		—	—

Derivatives
Ch$		481,674		—	—		414,682		—	—		329,513		—	—
UF		—		—	—		—		—	—		—		—	—
Foreign currency		44,635		—	—		41,616		—	—		50,698		—	—

Total		526,309		—	—		456,298		—	—		380,211		—	—

Investment in other companies
Ch$		11,057		—	—		14,074		—	—		15,686		—	—
UF		—		—	—		—		—	—		—		—	—
Foreign currency		2		—	—		65		—	—		15		—	—

Total		11,059		—	—		14,139		—	—		15,701		—	—

Intangible assets
Ch$		82,151		—	—		81,524		—	—		70,335		—	—
UF		—		—	—		—		—	—		—		—	—
Foreign currency		—		—	—		—		—	—		—		—	—

Total		82,151		—	—		81,524		—	—		70,335		—	—

Fixed assets
Ch$		207,267		—	—		207,132		—	—		208,650		—	—
UF		—		—	—		—		—	—		—		—	—
Foreign currency		—		—	—		—		—	—		—		—	—

Total		207,267		—	—		207,132		—	—		208,650		—	—

Current tax assets
Ch$		2,520		—	—		6,173		—	—		1,922		—	—
UF		—		—	—		—		—	—		—		—	—
Foreign currency		—		—	—		—		—	—		—		—	—

Total		2,520		—	—		6,173		—	—		1,922		—	—

Deferred tax assets
Ch$		63,935		—	—		91,397		—	—		116,737		—	—
UF		—		—	—		—		—	—		—		—	—
Foreign currency		—		—	—		—		—	—		—		—	—

Total		63,935		—	—		91,397		—	—		116,737		—	—

Other assets
Ch$		216,432		—	—		276,392		—	—		224,076		—	—
UF		40,135		—	—		66,255		—	—		55,582		—	—
Foreign currency		12,502		—	—		12,048		—	—		37,359		—	—

Total		269,069		—	—		354,695		—	—		317,017		—	—

Total non-interest earning assets
Ch$		986,986		—	—		1,007,317		—	—		1,273,635		—	—
UF		40,135		—	—		66,255		—	—		55,582		—	—
Foreign currency		209,731		—	—		280,900		—	—		511,177		—	—

Total		1,236,852		—	—		1,354,472		—	—		1,840,394		—	—

Total assets
Ch$		8,595,327		632,024	—		9,628,756		838,758	—		10,718,613		1,029,651	—
UF		6,742,277		442,175	—		7,745,734		620,102	—		8,796,129		595,150	—
Foreign currency		2,240,650		44,081	—		2,950,440		59,426	—		2,923,246		66,763	—

Total	Ch$	17,578,254	Ch$	1,118,280	—	Ch$	20,324,930	Ch$	1,518,286	—	Ch$	22,437,988	Ch	1,691,564	—

(1)	Interest earned includes interest accrued on trading securities.

	For the Year Ended December 31,
	2010					2011					2012
IFRS:	Average balance		Interest paid		Average nominal rate	Average balance		Interest paid		Average nominal rate	Average balance		Interest paid		Average nominal rate
	(in millions of Ch$, except percentages)
Liabilities
Interest bearing liabilities
Savings accounts
Ch$	Ch$	4,172,738	Ch$	86,691	2.08%	Ch$	5,339,224	Ch$	282,511	5.29%		Ch 6,212,712	Ch$	356,191	5.73%
UF		2,087,299		89,517	4.29		2,246,187		140,879	6.27		2,349,836		134,947	5.74
Foreign currency		1,122,089		14,441	1.29		864,820		8,512	0.98		817,575		6,790	0.83

Total		7,382,126		190,649	2.58		8,450,231		431,902	5.10		9,380,123		497,928	5.31

Repurchase agreements
Ch$		167,032		1,640	0.98		216,102		10,846	5.02		278,456		14,975	5.38
UF		14,665		367	2.50		16		—	—		3,036		10	0.33
Foreign currency		1,259		1	0.08		2,729		3	0.11		5,452		1	0.02

Total		182,956		2,008	1.10		218,847		10,849	4.96		286,944		14,986	5.22

Borrowings from financial institutions
Ch$		82,313		2,138	2.60		200,026		6,072	3.04		35,705		3,050	8.54
UF		8,255		21	0.25		15,485		(1)	—		36		—	—
Foreign currency		1,275,267		16,663	1.31		1,499,906		17,709	1.18		1,399,621		19,258	1.38

Total		1,365,835		18,822	1.38		1,715,417		23,780	1.39		1,435,362		22,308	1.55

Debt issued
Ch$		78,957		805	1.02		54,019		1,612	2.98		36,866		1,048	2.84
UF		1,463,769		104,512	7.14		1,827,406		148,090	8.10		2,516,157		160,071	6.36
Foreign currency		117,714		4,306	3.66		113,254		4,194	3.70		285,147		9,103	3.19

Total		1,660,440		109,623	6.60		1,994,679		153,896	7.72		2,838,170		170,222	6.00

Other financial obligations
Ch$		60,144		1,146	1.91		82,470		1,325	1.61		95,187		1,525	1.60
UF		29,200		1,767	6.05		29,411		2,217	7.54		26,078		1,501	5.76
Foreign currency		42,856		362	0.84		56,977		240	0.42		49,712		159	0.32

Total		132,200		3,275	2.48		168,858		3,782	2.24		170,977		3,185	1.86

Total interest bearing liabilities
Ch$		4,561,184		92,420	2.03		5,891,841		302,366	5.31		6,658,926		376,789	5.66
UF		3,603,188		196,184	5.45		4,118,505		291,185	7.07		4,895,143		296,529	6.06
Foreign currency		2,559,185		35,773	1.40		2,537,686		30,658	1.21		2,557,507		35,311	1.38

Total	Ch$	10,723,557	Ch$	324,377	3.03%	Ch$	12,548,032	Ch$	624,209	4.97%	Ch$	14,111,576	Ch$	708,629	5.02%

	Year Ended December 31,
	2010					2011					2012
IFRS:	Average balance		Interest paid		Average nominal rate	Average balance		Interest paid		Average nominal rate	Average balance		Interest paid		Average nominal rate
	(in millions of Ch$, except percentages)
Liabilities
Non–interest bearing liabilities
Current account and demand deposit
Ch$	Ch$	3,452,445	Ch$	—	—	Ch$	3,751,441	Ch$	—	—	Ch$	4,093,133	Ch$	—	—
UF		107,937		—	—		167,004		—	—		159,501		—	—
Foreign currency		525,418		—	—		621,890		—	—		673,841		—	—

Total		4,085,800		—	—		4,540,335		—	—		4,926,475		—	—

Transaction in the course of payment
Ch$		139,131		—	—		141,285		—	—		127,303		—	—
UF		—		—	—		—		—	—		—		—	—
Foreign currency		142,429		—	—		240,505		—	—		175,972		—	—

Total		281,560		—	—		381,790		—	—		303,275		—	—

Derivatives
Ch$		434,521		—	—		401,759		—	—		338,598		—	—
UF		—		—	—		80		—	—		—		—	—
Foreign currency		77,072		—	—		77,111		—	—		92,303		—	—

Total		511,593		—	—		478,950		—	—		430,901		—	—

Current liabilities
Ch$		14,143		—	—		3,851		—	—		12,470		—	—
UF		—		—	—		—		—	—		—		—	—
Foreign currency		—		—	—		—		—	—		—		—	—

Total		14,143		—	—		3,851		—	—		12,470		—	—

Deferred tax liabilities
Ch$		19,052		—	—		32,262		—	—		56,830		—	—
UF		—		—	—		—		—	—		—		—	—
Foreign currency		—		—	—		—		—	—		—		—	—

Total		19,052		—	—		32,262		—	—		56,830		—	—

Provisions
Ch$		49,109		—	—		91,622		—	—		98,794		—	—
UF		—		—	—		—		—	—		—		—	—
Foreign currency		—		—	—		—		—	—		—		—	—

Total		49,109		—	—		91,622		—	—		98,794		—	—

Other liabilities
Ch$		206,557		—	—		280,892		—	—		237,218		—	—
UF		10,247		—	—		12,916		—	—		15,891		—	—
Foreign currency		6,223		—	—		16,320		—	—		33,788		—	—

Total		223,027		—	—		310,128		—	—		286,897		—	—

Equity
Ch$		1,670,413		—	—		1,937,960		—	—		2,210,769		—	—
UF		—		—	—		—		—	—		—		—	—
Foreign currency		—		—	—		—		—	—		—		—	—

Total		1,670,413		—	—		1,937,960		—	—		2,210,769		—	—

Total non-interest bearing liabilities and equity
Ch$		5,985,371		—	—		6,641,072		—	—		7,175,115		—	—
UF		118,184		—	—		180,000		—	—		175,392		—	—
Foreign currency		751,142		—	—		955,826		—	—		975,904		—	—

Total		6,854,697		—	—		7,776,898		—	—		8,326,411		—	—

Total liabilities and equity
Ch$		10,546,555		92,420	—		12,532,913		302,366	—		13,834,041		376,774	—
UF		3,721,372		196,184	—		4,298,505		291,185	—		5,070,535		296,437	—
Foreign currency		3,310,327		35,773	—		3,493,512		30,658	—		3,533,411		42,260	—

Total	Ch$	17,578,254	Ch$	324,377	—	Ch$	20,324,930	Ch$	624,209	—	Ch$	22,437,987	Ch$	715,471	—

Interest Earning Assets and Net Interest Margin

The following table sets forth, by currency of denomination, the levels of our average interest earning assets and net interest, and illustrates the comparative margins obtained, for the years ended December 31, 2011 and 2012:

	For the Year Ended December 31,
	2010		2011		2012
IFRS:	(in millions of Ch$, except percentages)
Total average interest earning assets
Ch$	Ch$	7,238,331	Ch$	8,175,501	Ch$	9,444,978
UF		6,702,142		7,679,479		8,740,547
Foreign currency		1,836,357		2,421,855		2,412,069

Total		15,776,830		18,276,835		20,597,594

Net interest earned (including interest earned on trading securities)(1)
Ch$		539,604		536,392		652,862
UF		245,991		328,917		298,621
Foreign currency		8,308		28,768		31,452

Total	Ch$	793,903	Ch$	894,077	Ch$	982,935

Net interest margin, nominal basis(2)
Ch$		7.45%		6.56%		6.91%
UF		3.67		4.28		3.42
Foreign currency		0.45		1.19		1.30

Total		5.03%		4.89%		4.77%

(1)	Net interest earned is defined as interest revenue earned less interest expense incurred.
(2)	Net interest margin, nominal basis is defined as net interest earned divided by average interest earning assets.

Changes in Net Interest Income—Volume and Rate Analysis

The following tables compare, by currency of denomination, changes in our net interest revenue between 2011 and 2012 caused by (i) changes in the average volume of interest earning assets and interest bearing liabilities and (ii) changes in their respective nominal interest rates. Volume and rate variances were calculated based on movements in average balances over the period and changes in nominal interest rate, average interest earning assets and average interest bearing liabilities. The net change attributable to changes in both volume and rate has been allocated proportionately to the change in volume and the change in rate.

	Increase (Decrease) from 2010 to 2011 due to changes in				Net change from 2010 to 2011		Increase (Decrease) from 2011 to 2012 due to changes in				Net change from 2011 to 2012
IFRS:	Volume		Rate				Volume		Rate
	(in millions of Ch$)
Assets
Interest earning assets
Deposits in Central Bank
Ch$	Ch$	65	Ch$	2,133	Ch$	2,198	Ch$	488	Ch$	(1,391)	Ch$	(903)
UF		—		—		—		—		—		—
Foreign currency		15		81		96		(29)		(17)		(46)

Total		80		2,214		2,294		459		(1,408)		(949)

Financial investments
Ch$		761		12,183		12,944		4,119		14,887		19,006
UF		(2,655)		11,679		9,024		6,649		(9,135)		(2,486)
Foreign currency		1,380		3,684		5,064		(160)		(4,284)		(4,444)

Total		(514)		27,546		27,032		10,608		1,468		12,076

Loans in advance to banks
Ch$		1,247		1,870		3,117		(323)		2,994		2,671
UF		—		—		—		—		—		—
Foreign currency		—		—		—		—		—		—

Total		1,247		1,870		3,117		(323)		2,994		2,671

Commercial loans
Ch$		29,087		101,330		130,417		71,377		13,878		85,255
UF		36,355		52,179		88,534		20,413		(42,207)		(21,794)
Foreign currency		12,574		(2,389)		10,185		32		11,795		11,827

Total		78,016		151,120		229,136		91,822		(16,534)		75,288

Consumer loans
Ch$		62,866		(4,655)		58,211		61,786		25,526		87,312
UF		429		389		818		(654)		271		(383)
Foreign currency		—		—		—		—		—		—

Total		63,295		(4,266)		59,029		61,132		25,797		86,929

Residential mortgage loans
Ch$		—		—		—		—		—		—
UF		40,775		38,776		79,551		51,463		(51,752)		(289)
Foreign currency		—		—		—		—		—		—

Total		40,775		38,776		79,551		51,463		(51,752)		(289)

Repurchase agreement
Ch$		712		(865)		(153)		(2,817)		369		(2,448)
UF		—		—		—		—		—		—
Foreign currency		—		—		—		—		—		—

Total		712		(865)		(153)		(2,817)		369		(2,448)

Total interest earning assets
Ch$		94,738		111,996		206,734		134,630		56,263		190,893
UF		74,904		103,023		177,927		77,871		(102,823)		(24,952)
Foreign currency		13,969		1,376		15,345		(157)		7,494		7,337

Total	Ch$	183,611	Ch$	216,395	Ch$	400,006	Ch$	212,344	Ch$	(39,066)	Ch$	173,278

	Increase (Decrease) from 2010 to 2011 due to changes in				Net change from 2010 to 2011		Increase (Decrease) from 2011 to 2012 due to changes in				Net change from 2011 to 2012
IFRS:	Volume		Rate				Volume		Rate
	(in millions of Ch$)
Liabilities
Interest bearing liabilities
Savings accounts and time deposits
Ch$	Ch$	29,972	Ch$	165,848	Ch$	195,820	Ch$	48,774	Ch$	24,906	Ch$	73,680
UF		7,260		44,102		51,362		6,305		(12,237)		(5,932)
Foreign currency		(2,927)		(3,002)		(5,929)		(446)		(1,276)		(1,722)

Total		34,305		206,948		241,253		54,633		11,393		66,026

Repurchase agreements
Ch$		614		8,592		9,206		3,309		820		4,129
UF		(183)		(184)		(367)		—		10		10
Foreign currency		2		—		2		2		(4)		(2)

Total		433		8,408		8,841		3,311		826		4,137

Borrowing from financial institutions
Ch$		3,519		415		3,934		(7,809)		4,787		(3,022)
UF		10		(32)		(22)		—		1		1
Foreign currency		2,752		(1,706)		1,046		(1,240)		2,789		1,549

Total		6,281		(1,323)		4,958		(9,049)		7,577		(1,472)

Debt issued
Ch$		(323)		1,130		807		(491)		(73)		(564)
UF		28,229		15,349		43,578		48,160		(36,179)		11,981
Foreign currency		(165)		53		(112)		5,561		(652)		4,909

Total		27,741		16,532		44,273		53,230		(36,904)		16,326

Other financial obligation
Ch$		379		(200)		179		204		(4)		200
UF		13		437		450		(16)		(700)		(716)
Foreign currency		96		(218)		(122)		(28)		(53)		(81)

Total		488		19		507		160		(757)		(597)

Total interest bearing liabilities
Ch$		34,161		175,785		209,946		43,987		30,436		74,423
UF		35,335		59,666		95,001		54,449		(49,105)		5,344
Foreign currency		(242)		(4,873)		(5,115)		3,849		804		4,653

Total	Ch$	69,254	Ch$	230,578	Ch$	299,832	Ch$	102,285	Ch$	(17,865)	Ch$	84,420

Financial Investments

Financial assets held-for-trading:

The detail of instruments classified as financial assets held-for-trading is as follows:

	As of December 31,						Weighted Average Nominal Rate as of December 31,
IFRS:	2010		2011		2012		2012
	(in millions of Ch$)%
Instruments issued by the Chilean Government and the Central Bank:
Central Bank bonds	Ch$	44,624	Ch$	66,243	Ch$	25,585	2.70%
Central Bank promissory notes		3,266		4,657		3,068	4.50
Other instruments issued by the Chilean Government and the Central Bank		109,302		6,942		43,726	2.59
Other instruments issued in Chile:
Mortgage bonds from domestic banks		196		61		22	5.40
Bonds from domestic banks		1,740		585		—	—
Deposits in domestic banks		119,002		191,003		87,093	6.56
Bonds from other Chilean companies		—		—		—	—
Other instruments issued in Chile		1,635		370		188	—
Instruments issued by foreign institutions:
Instruments from foreign governments or central banks		—		—		—	—
Other instruments issued abroad		—		—		—	—

Total	Ch$	279,765	Ch$	269,861	Ch$	159,682	2.31%

Instruments issued by the Chilean Government and the Central Bank include instruments sold under agreements to repurchase to customers and financial institutions, amounting to Ch$10,792 million as of December 31, 2010, Ch$29,811 million as of December 31, 2011 and no balance as of December 31, 2012. Under “Other instruments issued in Chile” are included instruments sold under agreements to repurchase to customers and financial instruments, amounting to Ch$56,743 million as of December 31, 2010, Ch$152,431 million as of December 31, 2011 and Ch$86,863 million as of December 31, 2012.

Investment Portfolio:

The detail of instruments classified as financial assets available-for-sale and as financial assets held-to-maturity is as follows:

Financial assets available-for-sale

	As of December 31,						Weighted average nominal rate as of December 31,
IFRS:	2010		2011		2012		2012
	(in millions of Ch$)%
Instruments issued by the Chilean Government and the Central Bank:
Bonds issued by the Chilean Government and the Central Bank	Ch$	67,822	Ch$	158,865	Ch$	110,569	3.99%
Promissory notes issued by the Chilean Government and the Central Bank		212,816		58,564		969	3.25
Other instruments		90,849		194,965		140,246	3.29
Other instruments issued in Chile:
Equity instruments valued at cost		2,222		2,222		613	—
Equity instruments valued at fair value		—		—		7,263	—
Mortgage bonds from domestic banks		70,055		87,966		85,688	3.82
Bonds from domestic banks		73,331		124,203		116,100	4.07
Deposits from domestic banks		398,789		521,881		560,390	6.88
Bonds from other Chilean companies		40,467		54,449		32,281	5.29
Other instruments		116,682		139,602		129,693	6.17
Instruments issued by Foreign Institutions:
Instruments from foreign governments or central banks		—		—		—	—
Other instruments issued abroad		84,072		128,403		88,504	5.39

Total	Ch$	1,157,105	Ch$	1,471,120	Ch$	1,272,316	4.90%

The portfolio of financial assets available for sale included net unrealized gains of Ch$696 million and Ch$24,829 million as of December 31, 2011 and December 31, 2012, respectively, in each case recorded in other comprehensive income within equity.

Financial assets held-to-maturity

There are no securities reported under this category as of December 31, 2010, December 31, 2011 or December 31, 2012.

Maturity of Financial Investments:

The maturities of financial assets held-for-trading and financial assets available-for-sale, as of December 31, 2012 were as follows:

	As of December 31, 2012
	Due within 1 year	Due after 1 year but within 3 years	Due after 3 years but within 5 years	Due after 5 years	Total
IFRS:	(in millions of Ch$)
Financial assets held-for-trading	159,682	—	—	—	159,682
Financial assets available-for-sale	787,053	152,075	132,382	200,806	1,272,316

Total	946,735	152,075	132,382	200,806	1,431,998

Loan Portfolio

The following table sets forth our loans by type of loan and risk classification. All loan amounts stated below are before deduction of allowances for loan losses.

	As of December 31,
	2010		2011		2012
IFRS:	(in millions of Ch$)
Commercial loans:
Commercial loans	Ch$	6,969,374	Ch$	7,872,546	Ch$	8,551,170
Foreign trade loans		913,658		1,509,147		1,240,955
Current account debtors		122,106		214,479		189,399
Factoring transactions		477,133		589,098		606,137
Commercial lease transactions		777,294		996,566		1,113,272
Other loans and accounts receivable		37,841		31,607		40,647

Subtotal		9,297,406		11,213,443		11,741,580

Mortgage loans:
Mortgage bonds		164,474		134,377		109,215
Endorsable mortgage loans		205,260		175,258		151,206
Other residential real estate mortgage loans		2,556,335		3,297,331		3,937,766
Residential lease transactions		—		—		27
Other loans and accounts receivable		552		468		453

Subtotal		2,926,621		3,607,434		4,198,667

Consumer loans:
Consumer loans in installments		1,482,056		1,763,101		1,906,273
Current account debtors		230,767		232,972		245,066
Credit card debtors		440,791		569,290		679,986
Consumer lease transactions		—		—		—
Other loans and accounts receivable		354		257		189

Subtotal		2,153,968		2,565,620		2,831,514

Total loans	Ch$	14,377,995	Ch$	17,386,497	Ch$	18,771,761

The loan categories are as follows:

•	“Commercial Loans” are loans and accounts receivable from clients not included within the mortgage or consumer loans categories.

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

Maturity and Interest Rate Sensitivity of Loans as of December 31, 2012

The following table sets forth an analysis by type and time remaining to maturity of our loans as of December 31, 2012:

	Balance as of December 30, 2012		Due within 1 month		Due after 1 month but within 6 months		Due after 6 months but within 12 months		Due after 1 year but within 3 years		Due after 3 years but within 5 years		Due after 5 years
	(in millions of Ch$)
IFRS:
Commercial loans:
Commercial loans	Ch$	8,551,170	Ch$	736,964	Ch$	2,118,721	Ch$	903,060	Ch$	2,278,452	Ch$	1,066,282	Ch$	1,447,691
Foreign trade loans		1,240,955		290,547		751,420		121,689		41,603		30,763		4,933
Current account debtors		189,399		189,399		—		—		—		—		—
Factoring loans		606,137		357,527		172,002		52,100		24,508		—		—
Leasing loans		1,113,272		35,664		150,502		161,646		423,667		161,143		180,650
Other loans		40,647		37,185		1,556		939		833		126		8

Subtotal		11,741,580		1,647,286		3,194,201		1,239,434		2,769,063		1,258,314		1,633,282

Mortgage Loans:
Mortgage bonds		109,215		2,335		7,143		8,769		31,515		23,389		36,064
Endorsable mortgage loans		151,206		3,764		9,120		8,852		31,404		27,460		70,606
Residential mortgage loans		3,937,793		32,099		80,621		98,404		407,946		421,028		2,897,695
Other loans		453		453		—		—		—		—		—

Subtotal		4,198,667		38,651		96,884		116,025		470,865		471,877		3,004,365

Consumer loans:
Consumer loans		1,906,273		108,985		352,931		342,760		870,472		215,393		15,732
Current account debtors		245,066		245,066		—		—		—		—		—
Credit card		679,986		645,963		34,023		—		—		—		—
Other loans		189		189		—		—		—		—		—

Subtotal		2,831,514		1,000,203		386,954		342,760		870,472		215,393		15,732

Total loans	Ch$	18,771,761	Ch$	2,686,140	Ch$	3,678,039	Ch$	1,698,219	Ch$	4,110,400	Ch$	1,945,584	Ch$	4,653,379

The following table sets forth the interest rate sensitivity of our outstanding loans due after one year as of December 31, 2012:

	As of December 31, 2012
	(in millions of Ch$)
IFRS:
Variable rate
Ch$	Ch$	795,774
UF		580,917
Foreign currency		276,728

Total		1,653,419

Fixed rate
Ch$		2,457,487
UF		6,388,832
Foreign currency		209,625

Total	Ch$	9,055,944

Total	Ch$	10,709,363

Loans by Economic Activity

The following table sets forth under IFRS, at the dates indicated, an analysis of our loan portfolio based on the borrower’s principal economic activity. Loans to individuals for business purposes are allocated to their respective economic activity.

	As of December 31,
	2010			2011			2012
IFRS:	Loan Portfolio		% of Loan Portfolio	Loan Portfolio		% of Loan Portfolio	Loan Portfolio		% of Loan Portfolio
	(in millions of Ch$, except percentages)
Agriculture, Livestock, Forestry, Agribusiness, Fishing:
Agriculture and livestock	Ch$	420,384	2.92%	Ch$	482,392	2.77%	Ch$	380,239	2.43%
Fruit		275,060	1.91		329,728	1.90		318,241	1.70
Forestry and wood extraction		70,765	0.49		100,799	0.58		125,236	0.67
Fishing		238,835	1.66		271,901	1.56		311,477	1.25

Subtotal		1,005,044	6.98		1,184,820	6.81		1,135,193	6.05

Mining and Petroleum:
Mining and quarries		177,479	1.23		399,752	2.30		372,437	1.98
Natural gas and crude oil extraction		2,599	0.02		—	—		—	—

Subtotal		180,078	1.25		399,752	2.30		372,437	1.98

Manufacturing:
Tobacco, food and beverages		434,796	3.02		509,613	2.93		499,700	2.66
Textiles, clothing and leather goods		46,946	0.33		51,416	0.30		167,500	0.89
Wood and wood products		29,874	0.21		28,582	0.16		31,055	0.17
Paper, printing and publishing		54,337	0.38		68,534	0.39		60,355	0.32
Oil refining, carbon and rubber		28,214	0.20		93,080	0.54		64,708	0.34
Production of basic metal, non-mineral, machine and equipment		338,057	2.35		375,500	2.16		356,290	1.90
Other manufacturing industries		202,777	1.41		362,094	2.08		201,386	1.08

Subtotal		1,135,001	7.90		1,488,819	8.56		1,380,994	7.36

Electricity, Gas and Water:
Electricity, gas and water		310,774	2.16		315,338	1.81		328,763	1.75

Subtotal		310,774	2.16		315,338	1.81		328,763	1.75

Construction:
Residential buildings		609,532	4.25		793,842	4.57		1,074,856	5.73
Other constructions		114,745	0.80		151,000	0.86		177,690	0.94

Subtotal		724,277	5.05		944,842	5.43		1,252,546	6.67

Commerce:
Wholesale		746,448	5.19		1,020,572	5.87		921,459	4.91
Retail, restaurants and hotels		1,260,721	8.77		1,266,716	7.29		1,403,210	7.47

Subtotal		2,007,169	13.96		2,287,288	13.16		2,324,669	12.38

Transport, Storage and Communications:
Transport and storage		1,079,386	7.51		1,244,499	7.16		1,397,741	7.45
Communications		99,726	0.69		162,859	0.93		72,617	0.38

Subtotal		1,179,112	8.20		1,407,358	8.09		1,470,358	7.83

Financial Services:
Financial and insurance companies		1,615,006	11.23		1,937,788	11.15		1,796,921	9.57
Real estate and other financial services		83,580	0.58		83,723	0.48		57,650	0.31

Subtotal		1,698,586	11.81		2,021,511	11.63		1,854,571	9.88

Community, Social and Personal Services:
Community, social and personal services		1,050,616	7.31		1,084,380	6.24		1,310,573	6.98

Subtotal		1,050,616	7.31		1,084,380	6.24		1,310,573	6.98

Others		325	—		79,335	0.46		311,476	1.67
Consumer Loans		2,159,235	15.02		2,565,620	14.76		2,831,514	15.08
Residential Mortgage Loans		2,927,778	20.36		3,607,434	20.75		4,198,667	22.37

Total	Ch$	14,377,995	100.00%	Ch$	17,386,497	100.00%	Ch$	18,771,761	100.00%

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

	As of December 31,
	2010		2011		2012
IFRS:	(in millions of Ch$)
Argentina	Ch$	3,307	Ch$	4,559	Ch$	4,559
Australia		—		12,710		11,553
Austria		—		180		212
Belgium		—		6,254		269
Bolivia		—		82		168
Brazil		175,453		204,477		200,016
Canada		—		1,891		618
China		133,784		281,294		223,515
Colombia		7,967		29,299		7,019
Costa Rica		6,138		—		—
Denmark		—		132		31,457
El Salvador		4,251		—		—
Finland		—		400		69
France		7,618		191		627
Germany		—		1,643		33,475
Holland		—		15,562		16,148
Hong Kong		117		1,405		91
India		44		116,130		76,788
Israel		—		506		1,112
Italy		—		433		157
Japan		247		53		4,228
Mexico		36,309		87,154		94,814
New Zealand		—		—		—
Peru		11,565		12,384		18,148
Singapore		—		9,238		10,089
South Korea		14,811		64,041		56,789
Spain		—		1,243		425
Switzerland		—		46		11,605
Sweden		—		3,546		6,446
Taiwan		—		383		—
Turkey		—		—		975
United Kingdom		371		24,490		38,332
United States		—		15,138		36,474
Uruguay		165		—		—

Total	Ch$	402,147	Ch$	894,864	Ch$	886,178

As a result of the economic and financial uncertainty observed in the Euro zone, the Bank is constantly monitoring the credit risk condition of certain European countries. In this line, as of December 31, 2012, the Bank maintains exposures of contingent credits (standby letters of credits and performance bonds) with certain European countries as follows:

	As of December 31, 2012
	(in millions of Ch$)
Italy	Ch$	11,320
Spain		27,465

Total	Ch$	38,785

As of December 31, 2012, the Bank does not have any exposure relating to any other product such as: financial assets available-for-sale, financial assets held-for-trading, derivatives instruments, working capital, lines of credit, etc. with the countries mentioned in the table above.

We also maintain deposits abroad, as needed to conduct our foreign trade transactions and manage liquidity. The table below lists the largest amounts of foreign deposits by country under IFRS as of the end of the dates indicated:

	As of December 31,
IFRS:	2010		2011		2012
	(in millions of Ch$)
Australia	Ch$	382	Ch$	736	Ch$	502
Austria		—		—		—
Belgium		688		90		—
Brazil						9
Canada		775		1,697		743
China		79		128		766
Denmark		59		74		99
Finland		110		99		74
France		1,162		676		339
Germany		6,133		3,745		9,199
Holland		1,628		301		1,018
Italy		1,638		109		—
Japan		4,497		5,259		4,325
Mexico		—		694		484
Norway		—		116		114
Peru		—		9		29
Russia		—		—		—
Spain		1,123		69		—
Sweden		138		199		—
Switzerland		—		2,092		343
United Kingdom		1,323		36,147		13,229
United States		22,888		236,753		170,275

Total	Ch$	42,623	Ch$	288,993	Ch$	201,548

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

IFRS:	As of December 31, 2010(*)
	Commercial Loans		Residential Mortgage Loans		Consumer Loans		Total Loans		Percentage Loans of Classified
Bank’s Credit Rating:	(in millions of Ch$, except percentages)
A1	Ch$	28,728	Ch$	—	Ch$	—	Ch$	28,728	0.35%
A2		2,346,028		—		—		2,346,028	28.19
A3		2,098,218		—		—		2,098,218	25.21
B		3,380,009		—		—		3,380,009	40.61
Impaired Portfolio		469,971		—		—		469,971	5.64

Total individual classified loans	Ch$	8,322,954	Ch$	—	Ch$	—	Ch$	8,322,954	100.00%

Group non-classified loans		838,074		2,856,020		2,045,849		5,739,943
Group impaired portfolio		129,954		71,758		113,386		315,098

Total loans	Ch$	9,290,982	Ch$	2,927,778	Ch$	2,159,235	Ch$	14,377,995

Percentage Classified		89.58%		—		—		57.89%

(*)	On January 1, 2010, the criteria for classification of the impaired portfolio was changed, whereby 100% of categories C1 and C2 are considered to be in impairment, unlike in 2009, where customers that were classified in categories C1 and C2 who were not overdue for more than 60 days were not included.

IFRS:	As of December 31, 2011(*)
	Commercial Loans		Residential Mortgage Loans		Consumer Loans		Total Loans		Percentage Loans of Classified
Bank’s Credit Rating:	(in millions of Ch$, except percentages)
A1	Ch$	50,449	Ch$	—	Ch$	—	Ch$	50,449	0.52%
A2		2,393,915		—		—		2,393,915	24.85
A3		3,173,274		—		—		3,173,274	32.94
A4		1,889,504		—		—		1,889,504	19.62
A5		1,299,391		—		—		1,299,391	13.49
A6		605,626		—		—		605,626	6.27

Normal Portfolio		9,412,159		—		—		9,412,159	97.69
B1		39,682		—		—		39,682	0.41
B2		8,664		—		—		8,664	0.09
B3		6,542		—		—		6,542	0.07
B4		1,517		—		—		1,517	0.02

Substandard Portfolio		56,405		—		—		56,405	0.59

C1		19,083		—		—		19,083	0.20
C2		11,405		—		—		11,405	0.12
C3		35,413		—		—		35,413	0.37
C4		15,886		—		—		15,886	0.16
C5		55,893		—		—		55,893	0.58
C6		26,179		—		—		26,179	0.29

Non-complying Portfolio		163,859		—		—		163,859	1.72

Total Individual Classified Loans	Ch$	9,632,423	Ch$	—	Ch$	—	Ch$	9,632,423	100.00%

Normal Portfolio		1,443,208		3,543,520		2,439,495		7,426,223

Non-complying Portfolio		137,812		63,914		126,125		327,851

Total Group Classified Loans	Ch$	1,581,020	Ch$	3,607,434	Ch$	2,565,620	Ch$	7,754,074

Total loans	Ch$	11,213,443	Ch$	3,607,434	Ch$	2,565,620	Ch$	17,386,497

Percentage Classified		85.90%		—		—		55.40%

IFRS:	As of December 31, 2012(*)
	Commercial Loans		Residential Mortgage Loans		Consumer Loans		Total Loans		Percentage Loans of Classified
Bank’s Credit Rating:	(in millions of Ch$, except percentages)
A1	Ch$	40	Ch$	—	Ch$	—	Ch$	—	—%
A2		2,024,110		—		—		2,024,110	20.93
A3		2,642,389		—		—		2,642,389	27.32
A4		1,998,263		—		—		1,998,263	20.66
A5		1,875,478		—		—		1,875,478	19.39
A6		778,283		—		—		778,283	8.03

Normal Portfolio		9,318,563		—		—		9,318,563	96.33

B1		134,201		—		—		134,201	1.39
B2		21,709		—		—		21,709	0.22
B3		41,155		—		—		41,155	0.43
B4		8,613		—		—		8,613	0.09

Substandard Portfolio		205,678		—		—		205,678	2.13

C1		22,521		—		—		22,521	0.23
C2		13,753		—		—		13,753	0.14
C3		5,636		—		—		5,636	0.06
C4		52,562		—		—		52,562	0.54
C5		17,895		—		—		17,895	0.19
C6		35,323		—		—		35,323	0.38

Non-complying Portfolio		147,690		—		—		147,690	1.54

Total Individual Classified Loans	Ch$	9,671,931		—		—	Ch$	9,671,931	100.00%

Normal Portfolio		1,877,452		4,149,265		2,651,347		8,678,064
Non-complying Portfolio		192,197		49,402		180,167		421,766

Total Group Classified Loans	Ch$	2,069,649	Ch$	4,198,667	Ch$	2,831,514	Ch$	9,099,830

Total loans	Ch$	11,741,580	Ch$	4,198,667	Ch$	2,831,514	Ch$	18,771,761

Percentage Classified		82.37%		—		—		51.52%

(*)	On January 1, 2011, the credit ratings for debtors with individual assessment changed, separating the portfolio into Normal (categories A1-A6), substandard (B1—B4) and Non-complying (C1-C6), as shown in the above table (see note 41(f) of Financial Statements).

Classification of Loan Portfolio

Individual Classified Loans

An individual analysis of debtors is applied to individuals and companies that are of such significance with respect to size, complexity or level of exposure to the Bank, that they must be analyzed in detail. For purposes of establishing the appropriate allowances, the Bank classifies the debtors and their operations related to loans into one of three categories of loans portfolio: Normal, Substandard and Non-Complying Loans.

Normal Loans

Normal loans correspond to borrowers who are up to date on their payment obligations and show no sign of deterioration in their credit quality.

Substandard Loans

Substandard loans include all borrowers with insufficient payment capacity or significant deterioration of payment capacity that may be reasonably expected not to comply with all principal and interest payments obligations set forth in the credit agreement. This category also includes all loans that have been non-performing for more than 30 days.

Non-Complying Loans

The non-complying loans correspond to borrowers whose payment capacity is seriously at risk and who have a high likelihood of filing for bankruptcy or are renegotiating credit terms to avoid bankruptcy. This category comprises all loans outstanding from debtors that have at least one installment payment of interest or principal overdue for 90 days or more.

Group Classified Loans

The group analysis is used to analyze a large number of loans whose individual amounts are not significant. For this analysis, the Bank uses models based on attributes of the debtors and their loans, and on the behavior of a group of loans.

Classification of Loan Portfolio Based on the Borrower’s Payment Performance

The following tables set forth under IFRS as of the dates indicated the amounts that are current as to payments of principal and interest and the amounts that are overdue:

	Domestic Loans(1)
	As of December 31,
	2010		2011		2012
IFRS:	(in millions of Ch$)
Current	Ch$	12,724,970	Ch$	15,593,412	Ch$	17,196,949
Total Overdue 1-29 days		945,689		1,165,108		949,285
Total Overdue 30-89 days		498,612		298,729		135,620
Total Past Due 90 days or more		172,075		178,905		181,863

Total loans	Ch$	14,341,346	Ch$	17,236,154	Ch$	18,463,717

	Foreign Loans(1)
	As of December 31,
	2010		2011		2012
IFRS:	(in millions of Ch$)
Current	Ch$	36,649	Ch$	150,343	Ch$	308,044
Total Overdue 1-29 days		—		—		—
Total Overdue 30-89 days		—		—		—
Total Past Due 90 days or more		—		—		—

Total loans	Ch$	36,649	Ch$	150,343	Ch$	308,044

	Total Loans(1)
	As of December 31,
	2010		2011		2012
IFRS:	(in millions of Ch, except percentages)
Current	Ch$	12,761,619	Ch$	15,743,755	Ch$	17,504,993
Total Overdue 1-29 days		945,689		1,165,108		949,285
Total Overdue 30-89 days		498,612		298,729		135,620
Total Past Due 90 days or more		172,075		178,905		181,863

Total loans	Ch$	14,377,995	Ch$	17,386,497	Ch$	18,771,761

Total Overdue loans expressed as a percentage of total loans		11.24%		9.45%		6.75%
Total Past-due loans as a percentage of total loans		1.20%		1.03%		0.97%

(1)	Total past-due and total overdue loans refer to installments that are past-due or overdue and the remaining outstanding balance of such loans (principal and interest).

Loans included in the previous table, which have been restructured and bear no interest, are as follows:

	As of December 31,
	2010		2011		2012
IFRS:	(in millions of Ch$)
Ch$	Ch$	2,550	Ch$	2,547	Ch$	4,605
UF		128		128		128

Total	Ch$	2,678	Ch$	2,675	Ch$	4,733

The amount of interest we would have recorded on these loans for the year ended December 31, 2012 had these loans been earning a market interest rate was Ch$205 million.

In addition, other loans that were restructured, mainly through the extension of their maturities, and that bear interest, are as follows:

	As of December 31,
	2010		2011		2012
IFRS:	(in millions of Ch$)
Total other restructured loans	Ch$	328,370	Ch$	338,725	Ch$	362,862

During the year ended December 31, 2012, interest recorded in income on these loans amounted to Ch$30,846 million.

Analysis of Substandard Loans and Total Past Due

The following table analyzes our substandard loans, total past-due loans and allowances for loan losses existing at the dates indicated under IFRS.

	Year ended December 31,
	2010		2011		2012
IFRS:	(in millions of Ch$, except percentages)
Total loans	Ch$	14,377,995	Ch$	17,386,497	Ch$	18,771,761
Impaired loans(1)		785,069		499,768		611,281
Impaired loans as a percentage of total loans		5.46%		2.87%		3.31%
Total past due
To the extent secured(2)		23,781		17,388		19,656
To the extent unsecured		148,294		161,517		162,207

Total past due		172,075		178,905		181,863

Total past due as a percentage of total loans		1.20%		1.03%		0.97%
To the extent secured		0.17		0.10		0.10
To the extent unsecured		1.03		0.93		0.86
Allowances for loans losses as a percentage of:
Total loans		2.42		2.09		2.07

Total past due		202.25		202.76		213.24

Total past due—unsecured		234.69%		224.58%		239.08%

(1)	For periods prior to 2011 individually evaluated loans are considered substandard when they are classified into categories C1 to D2, and group-evaluated loans are considered substandard when they are assigned allowances for loan losses higher than 20%. For periods after 2011, the impaired portfolio is composed of all credits of debtors classified in some category of “Non-complying Loans”, as well as in categories B3 and B4 of “Substandard Portfolio”, all of them subject to individual assessment. This portfolio also includes all group-evaluated debtors who are in the “non-complying loans” category.
(2)	Security generally consists of mortgages on real estate, pledges of marketable securities, letters of credit or cash.

Analysis of Allowances for Loan Losses

The following table analyzes our allowances for loan losses and changes in the allowances attributable to charge-offs, allowances established and allowances released:

	As of December 31,
	2010		2011		2012
IFRS:	(in millions of Ch$, except percentages)
Allowances for loan losses at beginning of period	Ch$	312,101	Ch$	348,027	Ch$	362,741
Charge-offs		(149,093)		(177,960)		(182,733)
Allowances established		185,019		207,189		225,678
Allowances released(1)		—		(14,515)		(17,883)

Allowances for loan losses at end of period	Ch$	348,027	Ch$	362,741	Ch$	387,803

Ratio of charge-offs to average loans		1.10%		1.12%		1.01%
Allowances for loan losses at end of period as a percentage of total loans		2.42%		2.09%		2.07%

(1)	Represents the aggregate amount of allowances for loan losses released during the year as a result of charge-offs, recoveries or a determination by management that the level of risk existing in the loan portfolio has been reduced.

For allowance for loan losses associated with impaired loans and with non-impaired loans, see Note 10 (c) to our audited consolidated financial statements as of and for the year ended December 31, 2012 appearing elsewhere in this annual report.

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

The year ended December 31, 2011 was positive for the local economy. GDP recorded 6.0% annual growth, which resulted in improved economic figures, such as a four-year low unemployment rate (7.1%) and an increase in real salaries. These macroeconomic indicators boosted consumption and the commercial activity of companies, all of which resulted in improved risk profiles of both individuals and companies. However, due to a volume effect associated with the significant 21.2% expansion of our loan book, our allowances for loan losses recorded a 4.2% increase, from Ch$348,027 million in 2010 to Ch$362,741 million in 2011.

In 2012, the industry experienced at least two forces affecting allowances for loans losses. On the one hand, the positive economic cycle resulted in lower unemployment and increasing real salaries, which positively impacted customers’ payment capacity. However, in the first half of the year, social and regulatory issues effectively offset the positive economic drivers and caused a moderate deterioration in credit quality, especially associated with consumer loans, with past-due loan indicators peaking in the second quarter of 2012. This phenomenon was observed across the industry and led other banks and us to be more conservative in provisioning loans and focus on collections. Although, credit quality conditions and customers’ payment behavior normalized by the end of the year, the growth in total loans and our higher penetration of the retail banking segment translated into a 6.9% annual increase in allowances for loan losses, from Ch$362,741 million in 2011 to Ch$387,803 million in 2012.

Loans are written-off when the collection efforts have been exhausted but not later than the maximum periods as follows:

Type of Loan	Term
Consumer loans with or without collateral	6 months
Other transactions without collateral	24 months
Commercial loans with collateral	36 months
Residential mortgage loans	48 months
Consumer leases	6 months
Other non-real estate lease transactions	12 months
Real estate leases (commercial or residential)	36 months

The following table presents detailed information on write-offs and shows the charge-offs breakdown by loan category:

	Year ended December 31,
	2010		2011		2012
IFRS:	(in millions of Ch$)
Commercial loans	Ch$	46,419	Ch$	82,086	Ch$	43,164
Mortgage loans		2,376		2,923		4,253
Consumer loans		100,298		92,951		135,316

Total	Ch$	149,093	Ch$	177,960	Ch$	182,733

Loan recoveries by type of loan are shown in the table below:

	Year ended December 31,
	2010		2011		2012
IFRS:	(in millions of Ch$)
Commercial loans	Ch$	11,127	Ch$	16,014	Ch$	14,892
Mortgage loans		1,387		1,106		1,971
Consumer loans		19,609		28,445		24,099
Subtotal		32,123		45,565		40,962
Recoveries and sales of loans reacquired from the Central Bank		46		90		—

Total	Ch$	32,169	Ch$	45,655	Ch$	40,962

The following tables classify our loan portfolio based on the borrower’s payment performance for each of the last three years:

	Year ended December 31, 2010
	Commercial Loans		Consumer Loans		Mortgage Loans		Total
IFRS:	(in millions of Ch$)
Total Past due after 90 days but less than 6 months	Ch$	33,889	Ch$	29,257	Ch$	16,671	Ch$	79,817
Total Past due after 6 months within 12 months		28,503		—		9,754		38,257
Total Past due 12 months within 24 months		33,073		—		8,689		41,762
Total Past due 24 months within 36 months		5,920		—		4,435		10,255
Total Past due 36 months within 48 months		—		—		1,984		1,984

Total Past Due	Ch$	101,385	Ch$	29,257	Ch$	41,433	Ch$	172,075

	Year ended December 31, 2011
	Commercial Loans		Consumer Loans		Mortgage Loans		Total
IFRS:	(in millions of Ch$)
Total Past due after 90 days but less than 6 months	Ch$	41,729	Ch$	38,825	Ch$	15,367	Ch$	95,921
Total Past due after 6 months within 12 months		22,837		—		8,588		31,425
Total Past due 12 months within 24 months		30,982		—		6,487		37,469
Total Past due 24 months within 36 months		6,847		—		4,079		10,926
Total Past due 36 months within 48 months		—		—		3,164		3,164

Total Past Due	Ch$	102,395	Ch$	38,825	Ch$	37,685	Ch$	178,905

	Year ended December 31, 2012
	Commercial Loans		Consumer Loans		Mortgage Loans		Total
IFRS:	(in millions of Ch$)
Total Past due after 90 days but less than 6 months	Ch$	34,410	Ch$	44,093	Ch$	11,934	Ch$	90,437
Total Past due after 6 months within 12 months		31,497		14		6,017		37,528
Total Past due 12 months within 24 months		35,547		2		6,729		42,278
Total Past due 24 months within 36 months		5,936		—		3,783		9,719
Total Past due 36 months within 48 months		—		—		1,901		1,901

Total Past Due	Ch$	107,390	Ch$	44,109	Ch$	30,364	Ch$	181,863

Allocation of Allowances for Loan Losses

The following tables set forth the proportions of our required allowances for loan losses attributable to our commercial, consumer and residential mortgage loans under IFRS as of the dates indicated.

	As of December 31, 2010					As of December 31, 2011
	Allowance amount		Allowance amount as a percentage of loans in category	Allowance amount as a percentage of total loans	Loans in category as percentage of total loans(1)	Allowance amount		Allowance amount as a percentage of loans in category	Allowance amount as a percentage of total loans	Loans in category as percentage of total loans(1)
IFRS:	(in millions of Ch$, except percentages)
Commercial loans	Ch$	211,558	2.28%	1.47%	64.66%	Ch$	208,249	1.85%	1.19%	64.58%
Consumer loans		121,195	5.63	0.84	14.98		138,588	5.40	0.80	14.72
Residential mortgage loans		15,274	0.52	0.11	20.36		15,904	0.44	0.09	20.70

Total allocated allowances	Ch$	348,027	2.42%	2.42%	100.00%	Ch$	362,741	2.08%	2.08%	100.00%

	As of December 31, 2012
	Allowance amount		Allowance amount as a percentage of loans in category	Allowance amount as a percentage of total loans	Loans in category as percentage of total loans(1)
IFRS:	(in millions of Ch$, except percentages)
Commercial loans	Ch$	207,676	1.77%	1.11%	62.55%
Consumer loans		164,047	5.79	0.87	15.08
Residential mortgage loans		16,080	0.38	0.09	22.37

Total allocated allowances	Ch$	387,803	2.07%	2.07%	100.00%

(1)	Based on our loan classification.

The following table sets forth our charge-offs for 2010, 2011 and 2012 by major economic sector and provides further detail of charge-offs that have already been described in the previous discussion of allowances for loan losses:

	Year Ended December 31,
	2010		2011		2012
IFRS:	(in millions of Ch$)
Commercial:
Agriculture	Ch$	3,177	Ch$	5,208	Ch$	2 ,986
Mining		461		606		812
Manufacturing		7,956		3,807		5,143
Construction		6,159		3,330		3,161
Commerce		12,960		52,057		9,228
Transport		3,786		2,132		2,287
Financial services		6,140		9,799		5,637
Community		5,780		5,147		13,910

Subtotal:	Ch$	46,419	Ch$	82,086	Ch$	43,164

Consumer loans		100,298		92,951		135,316
Mortgage loans		2,376		2,923		4,253

Total	Ch$	149,093	Ch$	177,960	Ch$	182,733

Composition of Deposits and Other Commitments

The following table sets forth under IFRS the composition of our deposits and similar commitments as of the dates indicated. See “—Average Balance Sheets, Interest Earned on Interest Earning Assets and Interest Paid on Interest Bearing Liabilities” for the average rate paid on each of the following deposit categories.

	As of December 31,
	2010		2011		2012
IFRS:	(in millions of Ch$)
Current accounts	Ch$	3,611,894	Ch$	3,968,504	Ch$	4,495,135
Other demand deposits		834,287		926,922		975,836
Savings accounts		173,404		177,900		179,464
Time deposits		7,497,073		9,081,336		9,370,063
Other term balance payables		27,491		23,088		63,423

Total	Ch$	12,144,149	Ch$	14,177,750	Ch$	15,083,921

Maturity of Deposits

The following table sets forth under IFRS information regarding the currency and maturity of our deposits at December 31, 2012, expressed in percentages. UF-denominated deposits are similar to Chilean peso-denominated deposits in all aspects, except that the principal is readjusted periodically based on the value of the UF.

	As of December 31, 2012
	Ch$		UF		Foreign Currency		Total
	(in millions of Ch$)
IFRS:
Demand deposits	Ch$	4.803.858	Ch$	28.395	Ch$	638,716	Ch$	5,470,969
Savings accounts		—		179,466		—		179,466
Time deposits:
Maturing within three months		4,712,220		720,526		756,178		6,188,924
Maturing after three but within six months		847,921		450,448		59,637		1,358,006
Maturing after six but within 12 months		869,965		590,840		27,798		1,488,603
Maturing after 12 months		95,716		301,037		1,200		397,953

Total time deposits		6,525,822		2,062,851		844,813		9,433,486

Total deposits	Ch$	11,329,680	Ch$	2,270,712	Ch$	1,483,529	Ch$	15,083,921

The following table sets forth information under IFRS regarding the currency and maturity of deposits in excess of U.S.$100,000 as of December 31, 2012.

	As of December 31, 2012
	Ch$	UF	Foreign Currency	Total
	(in millions of Ch$)
IFRS:
Demand deposits	42.40%	1.25%	43.06%	36.27%
Savings accounts	—	7.90	—	1.19
Time deposits:
Maturing within three months	41.59	31.73	50.97	41.03
Maturing after three but within six months	7.48	19.84	4.02	9.00
Maturing after six but within 12 months	7.68	26.02	1.87	9.87
Maturing after 12 months	0.85	13.26	0.08	2.64

Total time deposits	57.60	90.85	56.94	62.54

Total deposits	100.00%	100.00%	100.00%	100.00%

Minimum Capital Requirements

The following table sets forth our minimum capital requirements set by the Superintendency of Banks as of the dates indicated:

	As of December 31,
	2010		2011		2012
CHILEAN GAAP:	(in millions of Ch$)
Banco de Chile’s regulatory capital	Ch$	1,404,125	Ch$	1,739,173	Ch$	2,007,573
Minimum regulatory capital required		(638,684)		(761,362)		(821,418)

Excess over minimum regulatory capital required	Ch$	765,441	Ch$	977,811	Ch$	1,186,155

Short-Term Borrowings

The principal categories of our short-term borrowings are amounts borrowed under foreign trade lines of credit, domestic inter-bank loans and repurchase agreements. The table below presents under IFRS the amounts outstanding and the weighted average nominal interest rate for each period indicated by type of short-term borrowing.

	For the year ended December 31,
	2010			2011			2012
IFRS:	Year-End Balance		Weighted Average Nominal Interest Rate	Year-End Balance		Weighted Average Nominal Interest Rate	Year-End Balance		Weighted Average Nominal Interest Rate
	(in millions of Ch$, except rate data)
Payables from repurchase agreements and security lending	Ch$	81,755	2.46%	Ch$	223,202	4.86%	Ch$	226,396	6.62%
Borrowings from domestic financial institutions		—	—		—	—		—	—
Foreign borrowings		1,281,292	1.37		1,668,084	1.29		1,108,662	1.90
Other obligations		111,558	—		123,051	—		106,538	—

Total short-term borrowings	Ch$	1,474,605	1.33%	Ch$	2,014,337	1.61%	Ch$	1,441,596	2.50%

The following table shows the average balance and the weighted average nominal rate for each short-term borrowing category during the periods indicated:

	For the year ended December 31,
	2010			2011			2012
IFRS:	Average Balance		Weighted Average Nominal Interest Rate	Average Balance		Weighted Average Nominal Interest Rate	Average Balance		Weighted Average Nominal Interest Rate
	(in millions of Ch$, except rate data)
Payables from repurchase agreements and security lending	Ch$	182,956	1.10%	Ch$	218,847	4.96%	Ch$	286,944	5.22%
Central Bank borrowings		77	1.34		69	—		36	—
Borrowings from domestic financial institutions		61,109	1.98		73,590	3.06		34,702	3.52

Sub-total	Ch$	244,142	1.32%	Ch$	292,506	4.48%		321,682	5.04

Foreign borrowings		1,240,088	1.42		1,600,479	1.35		1,388,253	1.52

Total short-term borrowings	Ch$	1,484,230	1.40%	Ch$	1,892,985	1.83%	Ch$	1,709,935	2.18%

The following table presents the maximum month-end balances of our principal sources of short-term borrowings during the periods indicated:

	Maximum 2010 month-end balance		Maximum 2011 month-end balance		Maximum 2012 month-end balance
IFRS:	(in millions of Ch$)
Investments sold under agreements to repurchase	Ch$	320,613	Ch$	321,956	Ch$	310,616
Central Bank borrowings		125,268		98,865		60
Borrowings from domestic financial institutions		250,215		126,055		5,000
Foreign borrowings	Ch$	1,528,988	Ch$	1,914,290	Ch$	1,735,573

Item 4B	Unresolved Staff Comments

None.

Item 5	Operating and Financial Review and Prospects

OPERATING RESULTS

Introduction

The following discussion should be read in conjunction with, and is entirely qualified by reference to, our audited consolidated financial statements as of and for the year ended December 31, 2012 appearing elsewhere in this annual report and “Item 4. Information on the Company—Selected Statistical Information.” Certain amounts (including percentage amounts) that appear in this annual report may not total due to rounding.

We prepare our audited consolidated financial statements in accordance with IFRS as issued by the IASB.

Until and including our consolidated financial statements included in our annual report on Form 20-F for the year ended December 31, 2008, we prepared our audited consolidated financial statements in accordance with Chilean GAAP, with reconciliations to U.S. GAAP. As required by IFRS 1—First Time Adoption of International Financial Reporting Standards, our financial position as of December 31, 2008 and our results of operations for the year ended December 31, 2008 were restated in accordance with IFRS 1 for comparative purposes. Reconciliations and description of the transition to IFRS, and the effects on assets, liabilities, equity, net income and cash flows are presented in Note 5 to our audited consolidated financial statements included in our annual report on Form 20-F for the year ended December 31, 2009 filed with the SEC on June 29, 2010. Unless otherwise indicated, the financial information included in this annual report with respect to 2010, 2011 and 2012 has been derived from financial statements that were prepared in accordance with IFRS. See Note 2(a) to our audited consolidated financial statements as of and for the year ended December 31, 2012 appearing elsewhere in this annual report. IFRS differs in certain significant respects from Chilean GAAP. As a result, our financial information presented under IFRS is not directly comparable to any of our financial information presented under Chilean GAAP. Accordingly, readers should avoid such comparison.

Overview

We are a leading bank within the Chilean financial system, providing a broad range of financial products and services to individual and corporate customers who are primarily located in Chile. Accordingly, our financial condition, results of operations and our ability to achieve our strategic business goals could be adversely affected by changes in Chile’s economic conditions and the resulting effects on macroeconomic indicators (such as interest rates, inflation and GDP growth, among others), modifications of non-economic policies implemented by the Chilean government that can affect private sector activities, or other political and economic developments in Chile, as well as regulatory changes or administrative practices of Chilean authorities. Future changes in the Chilean economy may impair our ability to proceed with our strategic business plan. Our financial condition and results of operations could also be adversely affected by changes in economic or other policies of the Chilean government, which has exercised and continues to exercise substantial influence over many aspects of the private sector, or other political and economic developments in Chile, as well as regulatory changes or administrative practices of Chilean authorities, over which we have no control. See “Item 3. Key Information—Risk Factors—Risks Relating to Chile—Inflation could adversely affect the value of our ADSs and financial condition and results of operations” and “Item 3. Key Information—Risk Factors—Risks Relating to Chile—Our growth and profitability depend on the level of economic activity in Chile.”

After a period of accelerated growth between 1985 and 1997, when Chile’s gross domestic product grew at an average annual rate of 6.8%, Chile’s economic growth slowed to an average rate of 4.7% between 2000 and 2008. Since 2008 the Chilean economy has faced difficult and volatile circumstances, ranging from a global economic slowdown caused by the United States’ subprime mortgage crisis, to the worst earthquake reported in over 50 years in Chile. However, the country has been able to cope with this challenging environment and maintain sustained growth, with annual GDP expansion rates of 5.8% for 2010 and 5.9% for 2011. Thus, based on its stable financial condition that is supported by an independently managed Central Bank, accumulated international reserves, well-diversified international trade and an internationally recognized responsible fiscal policy, the country has been able to overcome these challenges and achieve outstanding economic growth amid a global economy that is still coping with recession and high unemployment, especially in developed countries.

During 2012, the Chilean economy maintained an expansion rate of approximately 5.6%, which was consistent with 5.8% and 5.9% for 2010 and 2011, respectively. Economic growth in Chile was also reflected in the 7.1% increase in aggregate demand due to strong private consumption and investment.

Private consumption in Chile also recorded a 6.1% annual growth that was supported by positive predictions for the economy’s outlook related to indicators linked to the labor market, such as an historical low unemployment rate that averaged 6.4% in 2012 and a 4.7% annual increase in real wages.

Similarly, investment posted an unexpectedly high growth rate of 12.3% in 2012. This expansion is especially remarkable, since investment is sensitive to global instabilities and reflects entrepreneurs’ business sentiment. Conversely, the main fundamentals that upheld this annual growth were investment in construction, as well as in machinery and equipment, all of which showed significant resilience. Whereas the former posted an annual increase of 9.0% and was mainly associated with the dynamism observed in the local real estate sector, the latter recorded 17.4% annual growth that was supported by positive business sentiment of companies and increasing investment projects in the mining and energy sectors.

Despite the important expansion in aggregate demand, inflation remained under control by recording a 1.5% annual increase, which was below preliminary market expectations and also under the Central Bank’s mid-term goal range. It also represented the lowest figure since the deflation observed in 2009. This unexpected moderate increase in prices took place in spite of the positive variation in seven out of the twelve categories that compose the CPI basket, especially in food. Nevertheless, prices associated with transportation declined, mainly due to the decrease in international oil prices. The latter was supplemented by decreases in clothing, utilities, and entertainment and culture prices.

As a result, based on tempered inflation and a weak external environment, the Chilean Central Bank maintained a neutral bias in policy actions during 2012 by keeping the monetary policy interest rate unchanged at 5.0% throughout the whole year. The Central Bank’s assessment about the Chilean economy was positive, in general, though it recognized some concerns regarding financial instabilities and the economic slowdown globally. Also, the Central Bank stated that, despite low inflation, the local economy evolved according to mid-term trends and a dynamic labor market. As of April 15, 2013 the monetary policy interest rate was 5.0%

As for the stock market, 2012 was not a very positive year. In fact, based on persistent global instabilities and low returns that led investors to seek alternative investments, such as the real estate sector, the IPSA index only advanced by 3.0% annually and closed 2012 slightly above 4,300 points. As of April 15, 2013 the IPSA index was at 4,230 points.

Inflation

Historically, Chile has experienced high levels of inflation that have significantly affected our financial condition and results of operations. Over the last three years, inflation has been conditioned on local economic dynamics. In fact, due to the slowdown in the global and local economy, during 2009 inflation turned negative and closed the year with a deflation of 1.4%. Conversely, throughout 2010, inflation returned to more normal levels and was within the long-term range of 2.0% to 4.0% per year targeted by the Central Bank, ending the year at 3.0%. After that, stimulative economic activity—led by private consumption—and high international prices of oil and food fostered inflation of 4.4% in 2011. During the year ended December 31, 2012, inflation was 1.5%, as measured by the CPI published by the Chilean National Statistics Institute. This figure was below initial expectations and it was mainly explained by a decrease in international oil prices that translated into lower local prices for transportation and utilities. Decreasing prices in these sectors more than offset higher food prices.

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

UF-Denominated Assets and Liabilities. The UF is revalued in monthly cycles. On each day in the period beginning the tenth day of the current month through the ninth day of the next month, the nominal peso value of the UF is indexed up (or down in the event of deflation) in order to reflect each day a pro rata amount of the prior calendar month’s change in the CPI as published by the Chilean National Statistics Institute. One UF was equal to Ch$22,294.03 as of December 31, 2011 and Ch$22,840.75 as of December 31, 2012. The effect of any changes in the nominal peso value of our UF-denominated assets and liabilities is reflected in our results of operations as an increase (or decrease, in the event of deflation) in interest revenue and expense. Our net interest income will be positively affected by inflation (and negatively affected by deflation) to the extent that our average UF-denominated assets exceed our average UF-denominated liabilities, while our net interest income will be negatively affected by inflation (and positively affected by deflation) when average UF-denominated liabilities exceed our average UF-denominated assets. Our average UF-denominated assets exceeded our average UF-denominated liabilities by Ch$3,447,229 million (U.S.$6,634.84 million) during the year ended December 31, 2011 and Ch$3,900,986 million (U.S.$8,136.04 million) as of December 31, 2012. These figures exclude capital, reserves and derivatives. See “Item 4. Information on the Company—Selected Statistical Information.”

Peso-Denominated Assets and Liabilities. Interest rates in Chile tend to reflect the rate of inflation during the relevant period and expectations regarding future inflation. The sensitivity of our peso-denominated interest earning assets and interest bearing liabilities to the inflation rate varies. See “—Interest Rates.” We maintain a substantial amount of non-interest bearing, peso-denominated current accounts and other demand deposits. The ratio of such deposits to average interest bearing peso-denominated liabilities was 64% during the year ended December 31, 2011 and 62% during the year ended December 31, 2012. Since a large part of such deposits are not indexed to inflation, even a slight decline in the rate of inflation may adversely affect our net interest margin on assets funded with such deposits and even a slight increase in the rate of inflation may increase the net interest margin on such assets. See “Item 4. Information on the Company—Selected Statistical Information—Interest Earning Assets and Net Interest Margin.”

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

Similarly, based on low inflation, increasing real wages and low unemployment, that resulted in higher than expected economic activity, the Chilean Central Bank decided to maintain the monetary policy interest rate steady at 5.00% during all of 2012. As of April 15, 2013 the monetary policy interest rate was 5.0%.

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

According to information published by the Central Bank, the average annual short-term nominal interest rate, based on the rate paid by Chilean financial institutions for 90 to 360-day Chilean peso-denominated deposits, was 5.61% in 2011 and 5.90% in 2012. The average annual long-term nominal interest rate, based on the interest rate of the Central Bank’s five-year Chilean peso-denominated bonds, was 5.67% in 2011 and 5.26% in 2012.

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

Critical Accounting Policies

We prepare our audited consolidated financial statements in accordance with IFRS as issued by the IASB. The notes to our audited consolidated financial statements as of and for the year ended December 31, 2012, which are included in this annual report, contain a summary of our significant accounting policies.

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

For a further description of our policy regarding allowances for loan losses, see note 2(h) to our audited consolidated financial statements as of and for the year ended December 31, 2012 appearing elsewhere in this annual report.

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

In reaching estimates of fair value, significant management judgment may be required. The level of management judgment required to establish fair value of financial instruments for which there is a quoted price in an active market is minimal. Similarly, there is little subjectivity or judgment required for instruments valued using valuation models that are standard across the industry and where all parameter inputs are quoted in active markets. However, the level of subjectivity and, therefore, the degree of management judgment required, is more significant for those instruments valued using specialized models and those where some or all of the parameter inputs are not observable. In our fair value hierarchy, these financial instruments are classified as level 3. These instruments are valued based on quoted prices for similar instruments, which require adjustments or significant unobservable assumptions to reflect the differences between such similar instruments and the ones valued. For a further description of our internal fair value classification, see note 39 to our audited consolidated financial statements as of and for the year ended December 31, 2012 appearing elsewhere in this annual report.

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

Results of Operations for the Year Ended December 31, 2010, 2011 and 2012

The consolidated financial information presented in this section for years ended December 31, 2010, 2011 and 2012 has been audited and prepared in accordance with IFRS. In addition, to the extent that it is available and is useful in analyzing our results, we have included information broken down by the business segments that we use for internal reporting purposes. As mentioned earlier, information about our business segments is reported under our internal reporting policies that differ in some extent from IFRS.

Net Income

The following table sets forth the principal components of our net income, as detailed in our audited consolidated financial statements for the years ended December 31, 2010, 2011 and 2012:

	For the Year Ended December 31,			% Increase (Decrease)
IFRS:	2010	2011	2012	2010/2011	2011/2012
	(in millions of Ch$, except percentages)
Net interest income	767,626	877,475	964,137	14.3%	9.9%
Net fees and commissions income	292,262	308,773	307,257	5.6	(0.5)
Other income (loss), net	104,509	74,863	72,222	(28.4)	(3.5)
Provisions for loan losses	(157,651)	(146,925)	(166,420)	(6.8)	13.3
Operating expenses	(544,227)	(613,611)	(635,119)	12.7	3.5
Income attributable to associates	1,609	3,054	(468)	89.8	—

Income before income taxes	464,128	503,629	541,609	8.5	7.5
Income taxes	(46,513)	(65,442)	(63,488)	40.7	(3.0)

Net income	417,615	438,187	478,121	4.9%	9.1%

2011 and 2012. Our net income was Ch$478,121 million in 2012, which represents an 9.1% increase over the figure recorded a year earlier. Our net income for 2012 represents a historical record for us, which is especially notable in light of the low inflationary environment observed in 2012 and its effect on our net asset position indexed to inflation. The main drivers that influenced the net income increase were, as follows:

•

Strong annual growth in our loan book, especially in the more profitable segments, such as individual (personal) and SME banking. Overall, the average balance of total loans increased 13.5% in 2012, which was composed of 17.1% and 10.5% increases in the average balances of total loans in our retail (individuals and SMEs) and wholesale (large companies and corporations) banking segments, respectively. The annual expansion in the average balance of total loans was also accompanied by a slight increase in lending spreads.

•

Our leading market position in non-interest bearing current accounts and demand deposits, reflected in a 10.5% annual increase in average balances, was supplemented by nominal interest rates that were slightly above 2011 figures due to a monetary policy interest rate that averaged 5.0% in 2012 as compared to an average of 4.7% in 2011. All in all, income attributable to this funding source increased in 2012 when compared to 2011.

•

A decrease in income taxes due to the tax benefits associated with deferred taxes that were caused by the tax reform passed in 2012. This reform increased the Chilean corporate tax rate that was originally set at 18.5% for 2012 (and 17.0% from 2013) to 20.0% for 2012 and thereafter. This resulted in a one-time positive effect of approximately Ch$9,029 million in deferred taxes.

•	Higher revenues from trading in fixed-income and derivative securities, which allowed as to offset lower income from the management of our available-for-sale portfolio.

The drivers behind the increase in net income also effectively offset some of the negative forces that affected our business operations in 2012, including: (i) inflation that remained below market expectations and CPI variation in 2011, which negatively impacted the contribution to our UF net asset position, (ii) a flattened yield curve that reduced the possibilities of term spread arbitrage (term gapping), (iii) a 13.3% increase in provisions for loan losses due to the loan book expansion, particularly in the retail banking segment, and a moderate deterioration in credit quality across the industry, especially during the first half of 2012, and (iv) a 0.5% drop in fees and commissions, which nevertheless continued to be a stable source of revenues, primarily based on fee income from core business items that allowed us to offset a decrease in fees from specialized services during 2012.

2010 and 2011. Our net income increased 4.9% annual increase, which was the result of:

•

Our market leading position in non-interest bearing liabilities, such as current accounts and demand deposits, that, along with higher nominal interest rates as compared to 2010, translated into a contribution from assets funded with these kinds of liabilities.

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

All of these factors were partly offset by higher operating expenses that were the result of increased personnel and administrative expenses. Whereas the former increased as a result of the collective bargaining process carried out by us and our unions, our administrative expenses increased as a consequence of higher outsourced sales force expenses, expenses associated with an enlarged and improved distribution network, additional IT and communication expenses and marketing initiatives put into practice in order to reinforce our market position and promote the launch of new products and services. In addition, the previously mentioned positive factors enabled us to offset a 28.4% annual decrease in other operating income, mostly associated with lower results from derivative contracts and reduced gains associated with our investment portfolio.

Net Interest Income

The tables included under the headings “—Interest Revenue” and “—Interest Expense” set forth information regarding our consolidated interest revenue and expenses and average interest earning assets and average interest bearing liabilities for the years ended December 31, 2010, 2011 and 2012. This information is derived from tables included elsewhere in this annual report under “Item 4. Information on the Company—Selected Statistical Information” and is qualified in its entirety by reference to such information.

	For the Year Ended December 31,						% Increase (Decrease)
IFRS:	2010		2011		2012		2010/2011	2011/2012
	(in millions of Ch$, except percentages)%
Interest revenue	Ch$	1,092,003	Ch$	1,501,684	Ch$	1,672,766	37.5%	11.4%
Interest expense		(324,377)		(624,209)		(708,629)	92.4	13.5

Net interest income	Ch$	767,626	Ch$	877,475	Ch$	964,137	14.3%	9.9%

Net interest margin(1)(2)		4.87%		4.80%		4.68%	—	—

(1)	Net interest income divided by average interest-earning assets. The average balances for interest-earning assets, including interest readjustments, were calculated on the basis of our daily balances and on the basis of monthly balances for our subsidiaries
(2)	Net interest margin does not include the interest earned on trading securities, which is accounted for under Other Income (Loss) Net.

2011 and 2012. In 2012 our net interest income totaled Ch$964,137 million, which represented a 9.9% increase from Ch$877,475 million in 2011. This annual increment was largely supported by:

•

Average balance of our total loans that grew by 13.5% on an annual basis. This increase was primarily caused by average balances of retail banking segment loans that recorded a 17.1% annual expansion and, to a lesser extent, loans granted to our wholesale banking segment whose average balances went up by 10.5% in annual terms. This greater business scale, together with slightly higher lending spreads, translated into an increase in revenues from loans of approximately Ch$78,360 million in 2012 as compared to 2011.

•

Current accounts and demand deposits that continue to be an important and attractive funding source for our operations, based on average balances that increased 10.5% in 2012 and a monetary policy interest rate that remained at 5.0% in 2012 as compared to an average of 4.7% in 2011. These factors resulted in higher revenues from current accounts and demand deposits of approximately Ch$31,650 million in 2012 as compared to 2011.

The above-mentioned factors were strongly linked to our core business activities and allowed us to effectively offset the negative impact of lower inflation on the UF net asset position. In 2012, the contribution of our UF net asset position decreased Ch$34,960 million as compared to 2011, due to a combination of: (i) inflation that (measured as UF variation) increased 2.5% in comparison with 3.9% a year earlier, (ii) higher nominal interest rates in 2012 that translated into an increased funding cost for the portion of such assets that is financed with Chilean peso liabilities, and (iii) a positive effect associated with a reinforced capital base caused by both higher net income and the capital increase we undertook by the end of the year. In addition, flattened yield curves also contributed to a lower net interest income by reducing term gapping possibilities.

The 9.9% annual increase in net interest income, together with a proportionally higher annual increase of 12.7% in average interest earning assets, resulted in a slight annual decrease in our net interest margin (on average interest earning assets) from 4.80% in 2011 to 4.68% in 2012.

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

•

Higher inflation—fostered by higher local aggregate demand and higher international commodity prices—that resulted in a 3.9% UF variation in 2011 as compared to the 2.4% recorded in 2010. This issue, along with the proactive management of our UF net asset position, resulted in roughly Ch$24,800 million of additional income.

•

Higher demand for credit, prompted by a positive economic cycle. The high GDP growth recorded by the local economy, especially during the first half of 2011, translated into lower unemployment and growing real salaries. Under this scenario and also due to still attractive interest rates, individuals increased their consumption, while companies undertook investment projects that had been postponed as a consequence of the economic crisis. As a result, we achieved outstanding double-digit growth rates in commercial, residential mortgage, and consumer loans, which enabled us to more than offset the downward trend in lending spreads, in line with a highly competitive business environment and lower credit risk. The net effect of these factors translated into approximately an increase in income of Ch$17,800 million compared to 2010.

Interest Revenue

The following table sets forth information regarding our interest revenue and average interest earning assets for the years ended December 31, 2010, 2011 and 2012:

	For the Year Ended December 31,						% Increase (Decrease)
	2010		2011		2012		2010/2011	2011/2012
IFRS:	(in millions of Ch$, except percentages)%
Interest revenue	Ch$	1,092,003	Ch$	1,501,684	Ch$	1,672,766	37.5%	11.4%
Average interest earning assets:
Commercial loans		8,863,082		10,332,183		11,476,946	16.6	11.1
Residential mortgage loans		2,698,384		3,233,830		3,924,080	19.8	21.3
Consumer loans		1,997,400		2,334,914		2,654,234	16.9	13.7

Total loans		13,558,866		15,900,927		18,055,260	17.3%	13.5%

Cash and due from banks		283,841		334,991		370,298	18.0	10.5
Repurchase agreements		74,471		85,087		42,109	14.3	(50.5)
Financial investments		1,519,808		1,562,251		1,748,349	2.8	11.9
Loans and advance to banks		339,844		393,579		381,578	15.8	(3.0)

Total	Ch$	15,776,830	Ch$	18,276,835	Ch$	20,597,594	15.8%	12.7%

Average rates earned on total interest earning assets(1)(2):
Average nominal rates		7.09%		8.31%		8.21%	—	—

(1)	See “Item 4. Information on the Company—Selected Statistical Information—Average Balance Sheets, Interest Earned on Interest Earning Assets and Interest Paid on Interest Bearing Liabilities.”
(2)	Average rates earned on interest earning assets do not include the interest earned on trading securities, which is accounted for under Other Income (Loss) Net.

2011 and 2012. The 11.4% annual increase in our interest revenue was mainly fostered by a 12.7% annual increase in average interest earning assets that, in turn, was primarily prompted by a 13.5% annual growth in the average balance of total loans, especially those associated with our retail banking segment (e.g. residential mortgage and consumer loans granted to individuals, as well as commercial loans granted to SMEs). These positive factors allowed us to effectively offset the negative effect of a 1.4% drop in the UF (from 3.9% in 2011 to 2.5% in 2012) that negatively impacted the contribution of our UF-denominated assets. On the whole, the yield of our average interest earning assets decreased 10 bp, from 8.31% in 2011 to 8.21% in 2012.

2010 and 2011. Our interest revenue recorded a significant 37.5% increase in 2011, which was principally due to: (i) higher nominal interest rates as a result of a higher reference interest rate that increased from 3.25% as of December 31, 2010 to 5.25% as of December 31, 2011 in line with the Central Bank’s efforts to maintain inflation in the target range and (ii) a 15.8% yearly growth in our average interest earning assets, mainly fostered by the significant 17.3% annual rise posted by our average balance of total loans. These two factors allowed us to maintain an upward trend in the yield of our average interest earning assets, increasing from 7.09% in 2010 to 8.31% in 2011.

Interest Expense

The following table sets forth information regarding our interest expense and average interest bearing liabilities for the years ended December 31, 2010, 2011 and 2012:

	For the Year Ended December 31,						% Increase (Decrease)
	2010		2011		2012		2010/2011	2011/2012
IFRS:	(in millions of Ch$, except percentages)%

Interest expense	Ch$	324,377	Ch$	624,209	Ch$	708,629	92.4%	13.5%

Average interest-bearing liabilities:
Saving accounts and time deposits(1)		7,382,126		8,450,231		9,380,123	14.5	11.0
Securities under agreements to repurchase		182,956		218,847		286,944	19.6	31.1
Borrowings from financial institutions		1,365,835		1,715,417		1,435,362	25.6	(16.3)
Debt issued		1,660,440		1,994,679		2,838,170	20.1	42.3
Other financial obligations		132,200		168,858		170,977	27.7	1.3

Total	Ch$	10,723,557	Ch$	12,548,032	Ch$	14,111,576	17.0%	12.5%

Average rates paid on total interest bearing liabilities(2):
Average nominal rates		3.03%		4.97%		5.02%	—
Average (Chilean peso-denominated) non-interest bearing current account and demand deposits		4,085,800		4,540,335		4,926,475	11.1%	8.5%

(1)	Includes interest-earning demand deposits.
(2)	See “Item 4. Information on the Company—Selected Statistical Information—Average Balance Sheets, Interest Earned on Interest Earning Assets and Interest Paid on Interest Bearing Liabilities.”

2011 and 2012. Our net interest expense recorded a 13.5% annual increase, from Ch$624,209 million in 2011 to Ch$708,629 million in 2012, which was higher than the increase experienced by our interest revenue. The increase in interest expense was mainly prompted by: (i) higher nominal interest rates paid by banks on short-term deposits in 2012 as compared to 2011 that were supplemented by an 11.0% annual increase in the average balances of savings accounts and time deposits, and (ii) a funding structure that has increasingly incorporated long-term funding sources, especially funds associated with international and local debt placements. As for the latter, our balance of debt issued went up 42.3% in 2012 as compared to 2011. All of the previously mentioned factors resulted in a 5 bp increase in cost of funding from interest bearing liabilities from 4.97% in 2011 to 5.02% in 2012.

2010 and 2011. Our interest expense recorded a 92.4% increase in 2011 as compared to 2010. This increase was the result of higher nominal interest rates in 2011 as compared to 2010, as well as an inflation that surpassed last year’s figure, due to the improved aggregate demand that encouraged the Central Bank to gradually withdraw the monetary stimulus during the first half of 2011. These effects increased our cost of funding from interest bearing liabilities and were amplified by average interest bearing liabilities that recorded a 17.0% increase.

Net Fees and Commissions Income

The following table sets forth certain components of our fees and commissions income (net of fees paid to third parties that provide support for those services) for the years ended December 31, 2010, 2011 and 2012:

	Year Ended December 31,						% Increase (Decrease)
IFRS:	2010		2011		2012		2010/2011	2011/2012
	(in millions of Ch$, except percentages)
Mutual funds	Ch$	61,476	Ch$	63,809	Ch$	56,043	3.8%	(12.2)%
Insurance		49,170		59,171		60,481	20.3	2.2
Current accounts, overdrafts, credit lines and credit cards		72,392		76,121		81,427	5.2	7.0
Sight accounts and ATMs		21,225		26,028		28,521	22.6	9.6
Stock brokerage		23,752		21,246		10,236	(10.6)	(51.8)
Collection of over-due loans		17,870		18,144		20,670	1.5	13.9
Cash management services		13,715		13,746		14,443	0.2	5.1
Letters of credit, guarantees, collateral and other contingent loans		14,290		11,885		13,038	(16.8)	9.7
Custody and trust services		4,838		5,695		6,671	17.7	17.1
Foreign trade and currency exchange		4,971		5,387		6,005	8.4	11.5
Financial advisory services		4,800		3,186		3,955	(33.6)	24.1
Credits and factoring		5,932		4,476		4,562	(24.5)	1.9
Collection services		1,303		1,227		1,155	(5.8)	(5.9)
Teller services expenses		(2,054)		(1,020)		143	(50.3)	(114.0)
Credit pre-evaluation services		(1,821)		(2,613)		(2,223)	43.5	(14.9)
Other		403		2,285		2,130	467.0	(6.8)

Total	Ch$	292,262	Ch$	308,773	Ch$	307,257	5.6%	(0.5)%

2011 and 2012. Our net fees and commissions experienced a slight 0.5% annual decrease, from Ch$308,773 million in 2011 to Ch$307,257 million in 2012. This line item has proven to be a stable source of operating revenue primarily based on fee income from our core and traditional business, which has enabled us to offset lower fee income from specialized financial services. The slight annual decrease in net fees and commissions is explained by:

•

A decrease in fees and commissions from activities related to specialized financial services, such as securities brokerage and mutual funds, caused by investors that sought havens in fixed-income securities amid still uncertain stock markets and reduced opportunities for obtaining short-term profits. Accordingly, stock brokerage fees suffered a 51.8% (or Ch$11,010 million) annual decrease due to a 40.8% annual contraction in stock trading turnover for transactions handled by our securities brokerage subsidiary. Similarly, fees and commissions from mutual funds management decreased 12.2% (or Ch$7,766 million), mainly due to portfolios that were rebalanced towards fixed-income securities by their holders.

•

Higher fees and commissions associated with traditional or core banking business, which almost completely offset the decrease in net fees and commissions from specialized services, as mentioned above. In this regard, we experienced an increase in commissions income from transactional services and payment channels, such as the increase of 7.0% (or Ch$5,306 million) in fee income from current accounts, overdrafts, credit lines and credit cards, as well as a 9.6% (or Ch$2,493) increase in fee income from sight accounts and ATMs in 2012 as compared to 2011. These factors are consistent with the economic cycle that was characterized by low unemployment, rising real salaries and higher household spending, as well as a higher penetration of our banking services (specifically payment channels) in the lower and middle income segments.

•

Our expansion in transactional services and loans that resulted in higher fees and commissions income from collection of overdue loans and insurance brokerage services. Whereas fee income from collection of overdue loans increased 13.9% (or Ch$2,526 million) on an annual basis, fees and commissions related to our insurance brokerage activities increased by 2.2% (or Ch$1,310 million) in 2012 as compared to 2011.

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

•

A 3.8% annual growth (or Ch$2,333 million) in fees and commissions associated with our mutual funds business due to a higher average yield and despite a 3.1% annual decrease recorded in assets under management.

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

The following table sets forth certain components of our other income (loss), net, for the years ended December 31, 2010, 2011 and 2012:

	For the Year Ended December 31,					% Increase (Decrease)
IFRS:	2010		2011		2012	2010/2011	2011/2012
	(in millions of Ch$, except percentages)%
Net financial operating income
Interest accrued on trading securities	Ch$	9,119	Ch$	10,366	10,683	13.7%	3.1%
Gains on sales and mark to market		31,536		6,353	8,497	(79.9)	33.7
Gains (losses) on derivatives contracts		(23,342)		40,024	(3,001)	—	—
Gains (losses) from sales of loans		(150)		1,358	20	—	(98.5)

Total net financial operating (loss) income		17,163		58,101	16,199	—	(72.1)
Foreign exchange transactions, net		63,762		(7,973)	35,136	—	—
Other operating income		23,584		24,735	20,887	4.9	(15.6)

Total	Ch$	104,509	Ch$	74,863	72,222	(28.4)%	(3.5)%

2011 and 2012. Our other income (loss) net recorded a 3.7% annual increase, from Ch$74,863 million in 2011 to Ch$77,650 million in 2012. This increase was mainly caused by results from the management of the investment portfolio that recorded a 6.2% annual increase, from Ch$18,077 in 2011 (including interest earned on trading securities of Ch$10,366 million, gains on sales and mark-to-market of Ch$6,353 million and gains from sales of loans of Ch$1,358 million) to Ch$19,200 in 2012 (including interest earned on trading securities of Ch$10,683 million, gains on sales and mark-to-market of Ch$8,497 million and gains from sales of loans of Ch$20 million). This increase was primarily due to our Treasury’s efforts to take advantage of trading opportunities in fixed income, which enabled us to effectively offset lower revenues from our available-for-sale portfolio as a result of reduced sales and the negative impact of low inflation on interest earned. Similarly, income from derivative contracts, net of foreign exchange transactions, recorded a slight 0.3% annual increase from Ch$32,051 million in 2011 (including gains on derivatives contracts of Ch$40,024 million and losses in foreign exchange transactions of Ch$7,973 million) to Ch$32,135 million (including losses on derivatives contracts of Ch$3,001 million and gains in foreign exchange transactions of Ch$35,136 million), mainly due to favorable market conditions at the close of certain positions that enabled us to efficiently offset a negative exchange rate effect on the hedge of our provisions for loan losses denominated in U.S.$, due to a 9.0% appreciation of the Chilean peso in relation to the US dollar in 2012 as compared to a 10.2% depreciation of the Chilean peso in 2011.

2010 and 2011. Our other income (loss) net recorded a 28.4% decrease, from Ch$104,509 million to Ch$74,863 million. This decrease was the result of a 55.4% decline, from Ch$40,505 million in 2010 (including interest earned on trading securities of Ch$9,119 million, gains on sales and mark-to-market of Ch$31,536 million and losses from sales of loans of Ch$150 million) to Ch$18,077 in 2011 (including interest earned on trading securities of Ch$10,366 million, gains on sales and mark-to-market of Ch$6,353 million and gains from sales of loans of Ch$1,358 million) million, in the income associated with our investment portfolio, mainly as a result of the sharp increase in interest rates in 2011 compared to 2010. In effect, due to the low interest rates in 2010 (and expectations of future increases) we sold a significant amount of fixed-income securities that translated into significant gains, which could not be repeated in 2011 due to the higher interest rates. These factors were supplemented by a decrease in gains from derivative contracts, net of foreign exchange transactions, from Ch$40,420 million in 2010 (including losses on derivatives contracts of Ch$23,342 million and gains in foreign exchange transactions of Ch$63,762 million) to Ch$32,051 million in 2011 (including gains on derivatives contracts of Ch$40,024 million and losses in foreign exchange transactions of Ch$7,973 million), mainly as a result of the decrease in the spread between local and foreign interest rates that constrained the possibility of arbitrage between local and foreign currency funding.

Provisions for Loan Losses

We recognize allowances to cover possible credit losses in accordance with IFRS as issued by the IASB. For statistical information with respect to our substandard loans and allowances for loan losses, see “Item 4. Information on the Company—Selected Statistical Information” and Note 10(b) to our audited consolidated financial statements as of and for the year ended December 31, 2012. According to regulations applicable to such periods, the amount of provisions charged to income in any period consists of net provisions for possible loan losses.

The following table sets forth information with respect to our provisions and allowances for loan losses and charge-offs for each of the years ended December 31, 2010, 2011 and 2012:

	For the Year Ended December 31,						% Increase (Decrease)
IFRS:	2010		2011		2012		2010/2011	2011/2012
	(in millions of Ch$, except percentages)%
Provisions:
Net provisions for loan losses	Ch$	157,651	Ch$	146,925	Ch$	166,420	(6.8)%	13.3%
Gross provisions for loan losses		189,820		192,580		207,382	1.5	7.7
Total loan loss recoveries		32,169		45,655		40,962	41.9	(10.3)
Charge-offs:
Total charge-offs		149,093		177,960		182,733	19.4	2.7
Net charge-offs		116,924		132,305		141,771	13.2	7.2
Other asset quality data:
Total loans	Ch$	14,377,995	Ch$	17,386,497	Ch$	18,771,761	20.9	8.0
Allowances for loan losses		348,027		362,741		387,803	4.2	6.9
Allowances for loan losses as a percentage of total loans		2.42%		2.09%		2.07%	—	—
Provisions for loan losses as a percentage of average loans		1.16%		0.92%		0.92%	—	—
2011 and 2012. Our provisions for loan losses recorded a 13.3% annual increase, from Ch$146,925 million in 2011 to Ch$166,420 million in 2012. On the one hand, this increase is consistent with the expansion of our loan book and our strategic priorities intended to focus on the retail banking segment. On the other hand, the rise in provisions for loan losses is also explained by specific credit quality factors that loomed in the first half of 2012. Therefore, the main forces influencing our increase in provisions for loan losses were:

•

A volume effect associated with a 13.5% annual growth in the average balance of total loans that was primarily focused on expanding our presence in the retail bankings segment and, to a lesser extent, maintaining our leading position in the wholesale banking segment, all of which is in line with our strategic priorities.

•

A portfolio-mix effect, caused by a 17.1% annual increase in the average balance of retail banking loans compared to a 10.5% annual increase in average balances of wholesale banking loans, which—on average—should result in a moderately higher credit risk for our loan book

•

Moderate credit quality deterioration during the first half of 2012 that was caused by social and regulatory issues rather than economic forces and had industry-wide effects. This deterioration particularly affected loans granted by our retail banking segment, and as a result, we were even more cautious in managing our growth by tightening our credit–assessment procedures and enhancing our collection duties. This enabled us to temper the effects of the credit quality deterioration and return to mid-term past-due indicators as from the second quarter of 2012.

The above-mentioned factors were partially offset by a positive exchange rate effect on our provisions for loan losses linked to U.S. dollar-denominated credits, as a result of the 9.0% annual appreciation of the Chilean peso in relation to the U.S. dollar in 2012 as compared to the 10.2% depreciation of the Chilean peso in 2011.

As for our credit quality indicators, in 2012 our ratio of provisions for loans losses as a percentage of average loans remained unchanged in 0.92%, which demonstrates that the growth in credit risk charges was consistent with the expansion of our loan book and remained under control.

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

As mentioned, the decrease in provisions for loan losses was spurred by improved risk profiles of both, individuals and companies, which is reflected by:

•

An annual decrease of 15.5% in recurrent provisions for loan losses related to our Retail Banking segment, as a result of macroeconomic indicators, which benefited individuals and SMEs, since they are evaluated by applying grouped credit risk models.

•

An annual decline of 8.7% in provisions for loan losses associated with our Wholesale Banking segment, as a result of the higher commercial activity evidenced in 2011 as compared to 2010 that improved the cash flow generating capacity of large companies and corporations.

As a result we saw an improving trend in our credit quality indicators. This is reflected by our ratio of provisions for loan losses to average total loans that amounted to 0.92% in 2011, which is below the 1.16% recorded a year earlier.

Operating Expenses

The following table sets forth information regarding our operating expenses for the years ended December 31, 2010, 2011 and 2012:

	For the Year Ended December 31,						% Increase (Decrease)
	2010		2011		2012		2010/2011	2011/2012
IFRS:	(in millions of Ch$, except percentages)%

Personnel expenses	Ch$	272,737	Ch$	316,991	Ch$	312,065	16.2%	(1.6)%
Administrative expenses:
Advertising		22,804		26,515		30,572	16.3	15.3
Building maintenance		25,647		28,486		29,332	11.1	3.0
Rentals and insurance		18,419		20,595		22,486	11.8	9.2
Office supplies		5,735		6,556		6,346	14.3	(3.2)
Other expenses		125,064		147,767		158,723	18.2	7.4

Total administrative expenses	Ch$	197,669	Ch$	229,919		247,459	16.3	7.6
Impairments		1,044		631		899	(39.6)	42.5
Depreciation and amortization		34,964		35,131		35,146	0.5	0.0
Other operating expenses		37,813		30,939		39,550	18.2	27.8

Total	Ch$	544,227	Ch$	613,611	Ch$	635,119	12.7%	3.5%

2011 and 2012. Our operating expenses accounted for Ch$635,119 million in 2012, which is 3.5% above the Ch$613,611 million recorded in 2011. In line with our efforts to improve operating efficiency, our operating expenses remained stable during 2012 and were aligned with our business growth by rising slightly above inflation. The primary factors that caused this increase include:

•

Administrative expenses that increased 7.6% from Ch$229,919 million in 2011 to Ch$247,459 million in 2012. The main reasons for this increase were: (i) approximately Ch$6,022 million in additional IT expenses associated with diverse developments undertaken in 2012 (improvements to our datacenters and new online services), (ii) roughly Ch$4,057 million in additional marketing expenses for enhancing brand recognition and supporting product-launch campaigns, and (iii) about Ch$3,045 million in additional expenses associated with our distribution network (rentals, maintenance, etc.).

•

Personnel expenses that decreased 1.6% from Ch$316,991 million in 2011 to Ch$312,065 million in 2012. The decrease in personnel expenses reflects recurring and extraordinary effects. The recurring effects include the salary increase following the 2011 collective bargaining process and the expansion of our workforce, especially for collection duties. Regarding extraordinary effects, in 2011 we distributed a Ch$28,100 million special bonus to our staff also following the completion of the 2011 collective bargaining process. This bonus represents a high basis for comparison with respect to the extraordinary bonuses of Ch$3,970 million and Ch$2,127 million granted in 2012 in order to recognize our outstanding performance during the year and the completion of collective bargaining agreements carried out by two of our subsidiaries, respectively. As a result, our recurring personnel cost base, once adjusted by extraordinary effects, increased 6.9% from approximately Ch$288,891 million in 2011 to Ch$305,968 million in 2012.

•

Other operating expenses amounted to Ch$39,550 million in 2012 as compared to Ch$30,939 million in 2011, which represents a 27.8% increase. This increase was principally caused by higher operational charge-offs associated with the implementation of a new online current account platform and other general expenses.

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

•

Our recurrent cost base recorded a 16.3% increase in administrative expenses, from Ch$197,669 million in 2010 to Ch$229,919 million in 2011. This increase was caused by: (i) approximately Ch$11,000 million in additional outsourced sale force expenses, in line with the higher commercial activity in our retail banking segment, (ii) approximately Ch$9,000 million of additional expenses related to new branches (25 in 2011) and improvements to our distribution network, (iii) nearly Ch$7,000 million in increased IT and communication expenses, explained by transactional processing, software licenses and the implementation of different projects associated with our mid-term IT strategic plan, and (iv) an increase in marketing expenses of approximately Ch$4,000 million related to advertising campaigns intended to reinforce our corporate reputation and support the launch of new products and services.

Income Tax

Under Law No. 19,396 we are permitted to deduct dividend payments made to SAOS from our taxable income. Consequently, our effective tax rate is lower than the statutory corporate income tax rate because of the deduction of said dividend payments from our taxable income. Additionally, but to a lesser extent, differences in the tax treatment for monetary correction, as well as provisions on individual loans and for charge-offs related to past-due loans have an impact on our effective tax rate. Finally, all real estate taxes paid on properties that are leased to customers are deductible from our taxable income.

On July 31, 2010, the Chilean Congress enacted Law No. 20,455 in response to the February 27, 2010 earthquake, which temporarily increased the statutory corporate income tax rates from 17.0% to 20.0% for the year ending December 31, 2011 and 18.5% for the year ending December 31, 2012, returning to 17.0% for the year ended December 31, 2013. Nevertheless, in 2012 the government submitted a tax reform bill to the Congress, which was finally passed on September 27, 2012 (Law No. 20,633), establishing a new statutory corporate income tax rate of 20.0% from 2012 onwards.

2011 and 2012. Our income tax expense decreased 3.0% to Ch$63,488 million in 2012. This annual decrease, in combination with an annual increase of 7.5% in our income before income tax, caused a decrease in the effective tax rate from 13.0% in 2011 to 11.7% in 2012.

The decrease in the effective tax rate in 2012 as compared to 2011 is mostly the consequence of a change in the statutory corporate tax rate from 2012 onwards by the the previously mentioned Law No. 20,630, enacted on September 27, 2012. This modification prompted tax benefits for us associated with our deferred tax asset position, as a result of an increase in the tax rate from 18.5% in 2012 and 17.0% as from 2013 (as formerly established by Law No 20,455) to 20.0% from 2012 onwards (as determined by Law No 20,630 later).

2010 and 2011. In 2011 we incurred an income tax expense of Ch$65,442 million, which represented a 40.7% increase as compared to 2010. This annual increase is proportionally higher than the increase of 8.5% recorded by our income before income tax resulting in an effective tax rate of 13.0% in 2011 as compared to the 10.0% posted in 2010.

The increase in the effective tax rate in 2011 as compared to 2010 is mainly explained by a higher statutory corporate tax rate that increased from 17.0% in 2010 to 20.0% in 2011, primarily as a result of the previously mentioned Law No. 20,455 that was enacted in order to support the post-earthquake reconstruction process.

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

Operations through subsidiaries: This segment includes all companies controlled by us whose results are obtained individually by the respective company. As of December 31, 2012, this business segment consisted of:

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

The financial information used to measure the performance of our business segments is not necessarily comparable with similar information from other financial institutions because it is based on our internal reporting policies. The accounting policies used to prepare our operating segment information are similar to those described in Note 2(ah) to our audited consolidated financial statements as of and for the year ended December 31, 2012 appearing elsewhere in this annual report, except as noted below:

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

•

For purposes of allocating the effect of funding through capital and reserves, the internal performance profitability system considers capital allocation in each segment in accordance with Basel guidelines.

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

Net Income by Business Segment

The following table sets forth income before income tax by business segment in accordance with our internal reporting policies for each of the years ended December 31, 2010, 2011 and 2012:

	For the Year Ended December 31,						% Increase (Decrease)
BANK’S INTERNAL REPORTING POLICIES:	2010		2011		2012		2010/2011	2011/2012
	(in millions of Ch$, except percentages)%
Retail banking	Ch$	182,114	Ch$	266,485	Ch$	254,209	46.3%	(4.6)%
Wholesale banking		107,826		142,509		196,660	32.2	38.0
Treasury and Money Market		64,862		20,264		22,387	(68.8)	10.5
Subsidiaries		62,237		59,136		46,545	(5.0)	21.3
Other		—		—		—	—	—

Income before Income tax	Ch$	417,039	Ch$	488,394	Ch$	519,801	17.1%	6.4%

Retail Banking

2011 and 2012. Our retail banking segment recorded a 4.6% annual decrease in income before income tax from Ch$266,485 million in 2011 to Ch$254,209 million in 2012. This decrease occurred in spite of the strong growth shown by the segment in its main business drivers during 2012. In fact, the annual decrease in income before income tax was principally caused by higher provisions for loan losses that were mostly established in the first half of 2012. Therefore, the performance of our retail banking segment during 2012 was mostly affected by:

•	A 61.4% annual increase in provisions for loans losses largely due to:

•

A low basis for comparison. In 2011 the banking industry overall recorded historically low levels of credit risk, mainly influenced by the positive economic cycle that enhanced customer payment capacity, especially in personal banking. Similarly, Banco de Chile recorded loan loss provisions below historical levels, as a percentage of average total loans.

•

A moderate deterioration in credit quality across the industry that peaked in the second quarter of 2012 but returned to historical average figures by the end of the year. This deterioration was mainly associated with social and regulatory forces rather than economic factors and primarily affected consumer loans. As corrective measures, we were more conservative in establishing our provision for loan losses, made our credit-assessment processes tighter and enhanced our collection duties. As a result, by the end of 2012 our credit quality indicators had returned to average levels.

•	Our increasing penetration of the consumer lending market, especially in credit cards (annual expansion of 19.6% in related loans) and installment loans (7.9% annual growth in balances).

•

A 7.0% increase in the segment’s operating expenses in 2012 which was mainly caused by higher personnel expenses due to both a rise in headcount and a salary increase as a result of the collective bargaining agreement reached in 2011.

The previous factors were partially offset by an 11.1% increase in operating revenues, as a consequence of: (i) a 17.1% annual growth in the average balance of total loans for the segment, (ii) a 10.8% annual expansion in the average balances of current accounts and demand deposits that was supplemented by slightly higher nominal interest rates, and (iii) fees and commissions that increased 5.5% in 2012 as a result of higher activity in transactional services (current accounts and payment channels) tied to a growing private consumption. These positive factors enabled the segment to effectively offset the negative impact of lower inflation on the segment’s UF net asset position.

2010 and 2011. The segment’s income before income tax amounted to Ch$266,485 million, a 46.3% annual increase as compared to 2010. This significant increase was caused by higher operating revenues and lower provisions for loan losses. As for the former, the segment’s operating revenues posted a 15.1% annual increase, due to:

•

A higher contribution from the segment’s non-interest bearing liabilities, due to higher nominal interest rates—prompted by the increase in the monetary policy interest rate—as well as a 21.3% rise in the average balances of demand deposits.

•

Double-digit growth rates in credit products that averaged 21.1% on a yearly basis. This increase is related to an increase in year-end balances of residential mortgage (23.3%) and commercial loans (20.0%), and, to a lesser extent, in consumer loans (19.2%).

•	The positive effect of higher inflation on the segment’s UF net asset position.

•

A 16.5% annual increase in the segment’s fees and commissions. This annual increase was the result of our efforts to boost the use of our payment channels which resulted in higher commissions from credit cards, ATMs, current accounts and sight accounts. According to our management information system, during 2011 this segment added approximately 350,000 new credit cards and achieved a 28% market share in purchases and cash withdrawals with credit cards, nearly 94,000 new checking account customers and approximately 42,000 new borrowers of consumer loans up to UF 200 (approximately U.S.$8,500).

In addition, the segment’s provisions for loan losses decreased by 16.9% due to: (i) improved macroeconomic indicators, such as lower unemployment and higher real salaries that increased customers’ payment capacities and (ii) improved credit models that were supplemented by effective collection.

The above was partly offset by an increase of 11.3% in operating expenses associated with higher expenses related to our branch network expansion and higher personnel expenses due to the special bonus and the increase in salaries as a result of the collective bargaining agreements.

Wholesale Banking

2011 and 2012. Our wholesale banking segment recorded a 38.0% increase in income before income tax from Ch$142,509 million in 2011 to Ch$196,660 million in 2012. This annual increase occurred despite the negative effect of lower inflation on the segment’s UF net asset position and can be explained by the following recurrent and extraordinary factors:

•	Operating revenues that grew 13.8% annually, from Ch$281,994 million in 2011 to Ch$321,004 million in 2012. This increase of approximately Ch$39,010 million was mainly due to:

•	the recognition of a realized loss of Ch$42,462 million in 2011 due to the sale of a non-performing loan portfolio (with a similar positive impact on the segment’s provisions for loan losses),

•	a 10.5% and 10.2% increase in the average balances of total loans and demand deposits (including current accounts), respectively,

•	an 8.4% increase in net fees and commissions income, primarily due to higher fee income from credit restructuring, and

•	the negative effect of lower inflation that was effectively offset by the previously mentioned factors.

•

A 36.0% decrease in provisions for loan losses, including the following extraordinary effects: (i) the release of Ch$43,950 million in allowances in 2011 related to the aforementioned sale of a non-performing loan portfolio and (ii) countercyclical allowances established in 2011 that translated into approximately Ch$17,564 million for the segment in that period. Once these extraordinary effects are isolated, the segment’s provisions for loan losses for 2012 decreased approximately Ch$30,176 million as compared to 2011, 30% of which is explained by the deterioration of a specific customer’s risk profile in 2011.

•

An annual decrease of approximately 9.5% in the segment’s operating expenses, which was mainly attributable to lower personnel expenses due to the special bonus granted to our staff in 2011 once we completed the collective bargaining process, as well as lower overhead expenses in 2012 when compared to 2011.

For the year ended December 31, 2012 there were no material effects related to loan portfolio sales.

2010 and 2011. Our wholesale banking segment recorded a yearly increase of 32.2% in income before income tax from Ch$107,826 million in 2010 to Ch$142,509 million in 2011. This annual variation was fueled by a decrease of 85.9% in provisions for loan losses and a slight increase in operating revenues, as follows:

•

The significant decline in provisions for loan losses was due to: (i) the release of allowances for loan losses of approximately Ch$43,950 million in 2011, related to the sale of a non-performing corporate customer’s loan portfolio, and (ii) the recognition of approximately Ch$12,000 million of further contingency and countercyclical provisions in 2010 as compared to 2011, mainly due to the regulation for provisioning individually evaluated loans that was anticipated in 2010. If credit risk charges are adjusted by these non-recurrent items, the recurrent provisions also posted a decrease of 8.7%, despite the growth in loans and higher provisions of U.S. dollar-denominated loans due to an 11% rise in the Chilean peso/U.S. dollar exchange.

•

In operating revenues, the segment recorded a slight 0.3% increase due to: (i) the positive effect of higher nominal interest rates on the segment’s demand deposits average balances which grew by 18.2%, (ii) a 21.0% increase in the segment’s loan portfolio (mostly due to the expansion by 21.0% in commercial loans) and (iii) the positive effect of higher inflation on the segment’s UF net asset position.

The above was partly offset by the recognition (in Other Operating Income) of a realized loss that amounted to approximately Ch$42,462 million, associated with the sale of the previously mentioned non-performing loan portfolio and a 27.1% annual rise in the segment’s operating expenses due to the collective bargaining bonus, a rise in salaries to reflect inflation and productivity, as well as higher administrative expenses.

With respect to the previously mentioned loan portfolio sale carried out in 2011, as of the transaction date, the outstanding balance, related allowances for loan losses and sale price for this portfolio were:

Loan Portfolio Details	Millions of Ch$
Gross Outstanding Balance (excluding allowances)	Ch$	(48,926)
Sale Price		6,464

Realized Loss		(42,462)

Release of Related Allowances		43,950

Net Gain	Ch$	1,488

For purposes of internal reporting (under our internal reporting policies for business segment reporting) and as required by the Chilean regulator, we accounted for a realized loss of Ch$42,462 million within ‘Other Operating Income’, while recognizing an allowance release of Ch$43,950 million within ‘Provisions for Loan Losses’. These allocations resulted in a net gain (although presented separately) of Ch$1,488 million. Under IFRS, this net gain was recognized under other operating income, within the ‘gains (losses) from sales of loans’ sub line item, as disclosed earlier.

Treasury and Money Market

2011 and 2012. In 2012 our Treasury recorded income before income tax of Ch$22,387 million that represented a 10.5% increase as compared to the Ch$20,264 million recorded a year earlier. This variation was mainly caused by a 3.7% increase in the segment’s operating revenues that can be explained by:

•

Improved results from trading of fixed-income and derivative securities as a result of our Treasury’s proactive management of our investment portfolio, as well as taking advantage of specific market opportunities to make profits.

•

The higher results from trading activities were partly offset by lower income generated by the management of our available-for-sale portfolio due to the negative impact of lower inflation on the interests accrued by fixed-income securities, most of them denominated in UF, and lower amount of sales as compared to 2011.

2010 and 2011. Our Treasury posted an annual decrease of 68.8% in income before income tax from Ch$64,862 million in 2010 to Ch$20,264 million in 2011. This significant drop in results was primarily caused by a 59.6% decline in the segment’s operating revenues as a consequence of:

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

Operations through Subsidiaries

2011 and 2012. Our subsidiaries recorded a 21.3% decrease in income before income tax from Ch$59,136 million in 2011 to Ch$46,545 million in 2012. This decline was primarily explained by a 4.1% annual drop in the segment’s operating revenues, as well a 7.5% increase in operating expenses. Thus, our subsidiaries’ annual performance is primarily explained by:

•

A 10.7% decrease in net fees and commissions income in 2012 as compared to 2011, mainly as a result of reduced commercial activity in securities brokerage and mutual funds management caused by investors that withdrew their savings from stock markets and invested in fixed-income securities. As a consequence, in 2012, our fees from securities brokerage and commissions from mutual funds decreased Ch$11,010 million and Ch$7,766 million, respectively. As for securities brokerage, lower fees and commissions were caused by a 40.8% annual decrease in stock trading turnover handled by the subsidiary. Regarding mutual funds, lower fee income was a consequence of portfolios managed by our mutual funds subsidiary that were rebalanced by their holders towards fixed-income. These effects were partially offset by higher commissions from insurance brokerage services, financial advisory services and collection services (approximately Ch$4,572 million in additional income collectively).

•

The decrease in net fees and commissions was partially offset by higher net interest income in our factoring subsidiary, mainly due to the positive effect of a lower inflation rate on the company’s UF net liability position.

•

On the other hand, the annual increase of 7.5% in the segment’s operating expenses was due to collective bargaining processes carried out by two of our subsidiaries and a headcount increase intended to reinforce our collection activities.

2010 and 2011. Our subsidiaries posted a 5.0% annual decline in their income before income tax from Ch$62,237 million in 2010 to Ch$59,136 million in 2011. The annual change reflected the impact of the higher volatility in local and global financial markets on the activity of some of our subsidiaries, as follows:

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

Summary of differences between internal reporting policies and IFRS

We prepare our business segments’ financial information in accordance with our internal reporting policies, which differ in certain significant aspects from IFRS. The following table sets forth net income and equity for the years ended December 31, 2010, 2011 and 2012 in accordance with our internal reporting policies and under IFRS:

	Year Ended December 31,
	2010		2011		2012
	(in millions of Ch$)
Income before income tax (Internal Reporting Policies)	Ch$	417,039	Ch$	488,394	Ch$	519,801
Reconciliation to IFRS		47,089		15,235		21,808

Income before income tax (IFRS)		464,128		503,629		541,609

Net income (Internal Reporting Policies)		378,530		428,806		465,851
Reconciliation to IFRS		39,085		9,381		12,270

Net income (IFRS)		417,615		438,187		478,121

Equity (Internal Reporting Policies)		1,404,127		1,739,173		2,007,059
Reconciliation to IFRS		290,198		301,496		348,403

Equity (IFRS)	Ch$	1,694,325	Ch$	2,040,669	Ch$	2,355,462

Some differences exist between our net income and equity as determined in accordance with our internal reporting policies, which are used for management reporting purposes, as presented in the segment information, and our net income and equity as determined under IFRS, as presented in our consolidated financial statements.

The most significant differences are as follows:

Under internal reporting policies, our merger with Citibank Chile was accounted for under the pooling-of-interest method, while under IFRS, and for external financial reporting purposes, the merger of the two banks was accounted for as a business combination in which we were the acquirer as required by IFRS 3 “Business Combinations.” Under IFRS 3, we recognized all acquired net assets at fair value as determined at the acquisition date, as well as the goodwill resulting from the purchase price consideration in excess of net assets recognized. As a result of these accounting policy differences, the impact on our net income under IFRS is Ch$6,450 million, Ch$7,438 million and Ch$3,848 million lower than our internally reported net income in 2010, 2011 and 2012, respectively.

For internal reporting purposes, allowances for loan losses are calculated based on specific guidelines set by the Superintendency of Banks based on an expected losses approach. Under IFRS, IAS 39 “Financial instruments: Recognition and Measurement,” allowances for loan losses should be adequate to cover losses in the loan portfolio at the respective balance sheet dates based on an analysis of estimated future cash flows. According to internal reporting policies, we record additional allowances related to expected losses not yet incurred, whereas under IFRS these expected losses may not be recognized. As a result of these accounting policy differences, the impact on our net income under IFRS is Ch$49,003 million, Ch$21,754 million and Ch$21,081 million higher than our net income internally reported in 2010, 2011 and 2012, respectively.

For internal reporting purposes, assets received in lieu of payments are measured at historical cost or fair value, less cost to sell, if lower, on a portfolio basis and written-off if not sold after a certain period in accordance with specific guidelines set by the Superintendency of Banks. Under IFRS, these assets are deemed non-current assets held-for-sale and their accounting treatment is set by IFRS 5 “Non-Current Assets Held for Sale and Discontinued Operations.” In accordance with IFRS 5 these assets are measured at historical cost or fair value, less cost to sell, if lower. Accordingly, under IFRS these assets are not written off unless impaired. As a result of this accounting policy difference, the impact on our net income under IFRS is Ch$4,099 million, Ch$3,872 million and Ch$2,889 million higher than our net income internally reported in 2010, 2011, and 2012, respectively.

Chilean banks are required to distribute at least 30% of their net income to shareholders unless the shareholders unanimously approve the retention of profits. A bank may, however, be prohibited from distributing to shareholders even this 30% of its net income if such distribution would cause the bank to violate certain statutory capital requirements. In accordance with internal reporting policies, we record a minimum dividend allowance based on our distribution policy, which requires distribution of at least 70% of the period’s net income, as permitted by the Superintendency of Banks. During 2010, 2011, and 2012, the Bank recorded allowances of Ch$242,503 million, Ch$259,501 million and Ch$300,759 million, respectively. Under IFRS, only the portion of dividends that is required to be distributed by Chilean Law must be recorded, i.e., 30% as required by Chilean Corporations Law. This accounting difference does not lead to differences in net income.

LIQUIDITY AND CAPITAL RESOURCES

Overview

A sound liquidity strategy must be focused on ensuring that funds are available to honor our financial commitments when they are due and also to take advantage of attractive business opportunities. To accomplish this, we monitor funding liquidity (i.e., the ability to raise funds when they are needed without incurring abnormal costs) and trading liquidity (i.e., the ability to easily decrease debt and equity instruments held in our portfolios and/or offset price risk positions generated by derivative transactions).

Liquidity risk can be technically broken down into two types of risks: trading liquidity risk and funding liquidity risk. Trading liquidity risk deals with the inability to decrease cash positions (bonds, loans, etc.) and/or offset price risks generated by derivatives transactions and funding liquidity risk is related to the our inability to raise funds. Both risks can lead to potentially adverse scenarios that might make the bank unable to meet its payment obligations and/or potential payment obligations when they become due.

These two risks are jointly managed but by utilizing different tools, as detailed below.

Trading Liquidity Risk Management

Holding a stake of debt instruments with deep secondary markets ensures trading liquidity. Central Bank and government instruments and short-term banks’ time deposits show these characteristics. These kinds of instruments are held in our trading portfolio and comprise some portion of the Available-for-Sale (“FAS”) portfolio. In addition, mortgage bonds issued by banks resident in Chile and corporate bonds are also part of the FAS portfolio.

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

	For the Year Ended December 31,
	2010		2011		2012
	(in millions of Ch$)
IFRS:
Net cash provided by operating activities	Ch$	(95,574)	Ch$	(454,886)	Ch$	(415,987)

2011 and 2012. In 2012 net cash provided by operating activities increased by approximately Ch$38,899 million as compared to 2011. This increase was mainly caused by: (i) a net decrease of Ch$1,087,055 million in the outflow associated with loans granted to customers and financial institutions, and (ii) a net annual increase of Ch$128,311 million in 2012 as compared to 2011 in the inflow that comes from increasing balances of current accounts and other demand deposits. These factors were partly offset by a net annual decrease of Ch$1,212,543 million in the inflow that comes from taking saving accounts and time deposits.

2010 and 2011. The net cash provided by operating activities recorded an annual decrease of Ch$359,312 million between 2010 and 2011. This decline was primarily caused by: (i) an increase of Ch$2,191,997 million in the outflow related to loans granted to our customers and other banks, and (ii) a lower increase in the inflow from current accounts and demand deposits that amounted to Ch$279,623 on an annual basis. These factors were mostly offset by a higher increase in saving accounts and demand deposits that translated into an additional inflow of approximately Ch$1,246,506 that was supplemented by an net increase of Ch$418,566 million in the inflow associated with payables from repurchase agreements and security lending.

	For the Year Ended December 31,
	2010		2011		2012
	(in millions of Ch$)
IFRS:
Net cash used in investing activities	Ch$	128,449	Ch$	(334,776)	Ch$	192,351

2011 and 2012. The net cash used in investing activities increased from a net outflow of Ch$334,776 million in 2011 to a net inflow of Ch$192,351 million in 2012. The annual rise of Ch$527,127 was primarily caused by an annual net decrease in the balance of financial assets available for sale that resulted in a net inflow of Ch$219,403 in 2012 as compared to the outflow of Ch$316,083 million in 2011, due to higher sales in 2012 as compared to 2011.

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

	For the Year Ended December 31,
	2010		2011		2012
	(in millions of Ch$)
IFRS:
Net cash provided by (used in) financing activities	Ch$	(67,346)	Ch$	911,975	Ch$	48,087

2011 and 2012. The net cash provided by our financing activities decreased from Ch$911,975 million in 2011 to Ch$48,087 million in 2012. The annual decrease of Ch$863,888 million was mainly due to: (i) a net annual decrease of Ch$1,047,810 million associated with higher payments and lower inflows from foreign borrowings, and (ii) an outflow of Ch$279,258 million related to an increase in the redemption of bond issuances. These factors were partly offset by a higher inflow of approximately Ch$484,399 million related to proceeds from new bond issuances.

2010 and 2011. The net cash provided by (or used in) financing activities varied from a net outflow of Ch$67,346 million in 2010 to a net inflow of Ch$911,975 million in 2011. This variation was mainly associated with: (i) bond redemptions that decreased Ch$213,162 million, (ii) a capital increase of Ch$210,114 million carried out in 2011, (iii) lower payments on foreign borrowings in an amount of Ch$187,387 million, (iv) a net increase of Ch$177,849 million in borrowings from the Central Bank, and (v) higher proceeds from bond issuances that translated into an additional inflow of Ch$157,215 million.

Borrowings

Borrowings are described as short-term when they have original maturities of less than one year or are due on demand. All other borrowings are described as long-term, including the short-term portion of any long-term borrowings.

	As of December 31, 2010						As of December 31, 2011						As of December 31, 2012
IFRS:	Long-term		Short-term		Total		Long-term		Short-term		Total		Long-term		Short-term		Total
	(in millions of Ch$)

Borrowings from financial institutions:
Central Bank credit lines for renegotiation of loans	Ch$	80	Ch$	—	Ch$	80	Ch$	63	Ch$	—	Ch$	63	Ch$	18		—	Ch$	18
Other borrowings from the Central Bank		—		—		—		22,792		—		22,792		—		—		—
Borrowings from domestic financial institutions		—		—		—		—		—		—		—		—		—
Borrowings from foreign institutions		117,299		1,163,993		1,281,292		194,886		1,473,198		1,668,084		168,450		940,213		1,108,663
Debt issued:
Bonds		820,331		—		820,331		1,488,369		—		1,488,369		2,214,893		—		2,214,893
Commercial papers (short-term bonds)		—		—		—		—		—		—		—		197,340		197,340
Subordinated bonds		744,966		—		744,966		747,874		—		747,874		746,504				746,504
Mortgage finance bonds		198,868		—		198,868		152,098		—		152,098		115,196				115,196
Other financial obligations		67,602		111,558		179,160		61,734		123,051		184,785		55,585		106,538		162,123

Total other interest bearing liabilities	Ch$	1,949,146	Ch$	1,275,551	Ch$	3,224,697	Ch$	2,667,816	Ch$	1,596,249	Ch$	4,264,065	Ch$	3,300,646	Ch$	1,244,091	Ch$	4,544,737

The Bank has not had breaches of capital and interest with respect to its debts instruments during year 2011 and 2012.

Central Bank Borrowings

Central Bank borrowings include credit lines for the renegotiation of loans and other borrowings. The Central Bank provided credit lines for the renegotiation of mortgage loans due to the need to refinance debts as a result of the economic recession and crisis of the Chilean banking system from 1982 to 1985. These credit lines are linked to the UF index and carry an average real annual interest rate of 0.72% as of December 31, 2012. The maturities of the outstanding amounts are as follows:

	As of December 31, 2012
	(in millions of Ch$)
IFRS:
Due within 1 year
Due after 1 year but within 2 years	Ch$	18
Due after 2 years but within 3 years		—
Due after 3 years but within 4 years		—
Due after 4 years but within 5 years		—
Due after 5 years		—

Total long-term (Credit lines for renegotiation of loans)		—
Total short-term (Other Central Bank borrowings)		18

Total Central Bank borrowings	Ch$	18

Borrowings from Domestic Financial Institutions

Borrowings from domestic financial institutions are generally used to fund our general operations. We currently do not have any outstanding borrowings from domestic financial institutions.

Borrowings from Foreign Financial Institutions

We have short- and long-term borrowings from foreign banks. These loans are denominated in foreign currency and are used to fund our foreign trade loans and carried an average nominal interest rate of 1.23% in the year ended December 31, 2012. The outstanding maturities of these borrowings as of December 31, 2012 were as follows:

	As of December 31, 2012
	(in millions of Ch$)
IFRS:
Due within 1 year	Ch$	36,084
Due after 1 year but within 2 years		96,370
Due after 2 years but within 3 years		35,996
Due after 3 years but within 4 years		—
Due after 4 years but within 5 years		—
Due after 5 years		—

Total long-term		168,450
Total short-term(1)		940,213

Total foreign borrowings	Ch$	1,108,663

(1)	Includes borrowings with maturities that were originally more than one year but which as of December 31, 2012 had remaining maturities of less than one year.

Bonds

Our bonds are linked to the UF index and carried an average real annual interest rate of 3.36% as of December 31, 2012 with interest and principal payments due semi-annually. The bonds were intended to finance loans that had a maturity of more than one year.

The maturities of bonds as of December 31, 2012 were:

	As of December 31, 2012
	(in millions of Ch$)
IFRS:
Due within 1 year	Ch$	237,322
Due after 1 year but within 2 years		164,200
Due after 2 years but within 3 years		292,134
Due after 3 years but within 4 years		110,060
Due after 4 years but within 5 years		248,037
Due after 5 years		1,360,480

Total bonds	Ch$	2,412,233

During 2012 Banco de Chile issued bonds in an amount of MCh$1,207,808, of which MCh$691,380 corresponds to Commercial Papers.

Subordinated Bonds

Our outstanding subordinated bonds are linked to the UF index with interest and principal payments due semi-annually. The discount on the issuance of the outstanding subordinated bonds is amortized over the life of the bond. As of December 31, 2012, the effective real interest rate was 4.73% taking into consideration the discount on issuance.

The bonds are intended to finance loans having a maturity of more than one year. As of December 31, 2012, the maturities of subordinated bonds, which are considered long-term, were:

	As of December 31, 2012
	(in millions of Ch$)
IFRS:
Due within 1 year	Ch$	38,172
Due after 1 year but within 2 years		23,621
Due after 2 years but within 3 years		24,757
Due after 3 years but within 4 years		127,969
Due after 4 years but within 5 years		23,642
Due after 5 years		508,343

Total subordinated bonds	Ch$	746,504

During 2012 Banco de Chile issued bonds in an amount of MCh$26,177, with a maturity of 25 years and an interest rate of 3.75%.

Mortgage Finance Bonds

Mortgage finance bonds are used to finance the granting of mortgage loans. The outstanding principal amounts of the bonds are amortized on a quarterly basis. The range of maturities of these bonds is between five and thirty years. The bonds are linked to the UF index and carried a weighted average annual interest rate of 3.96% as of December 31, 2012.

The maturities of mortgage finance bonds as of December 31, 2012 were:

	As of December 31, 2012
	(in millions of Ch$)
IFRS:
Due within 1 year	Ch$	27,064
Due after 1 year but within 2 years		19,633
Due after 2 years but within 3 years		15,868
Due after 3 years but within 4 years		12,299
Due after 4 years but within 5 years		9,544
Due after 5 years		30,788

Total mortgage finance bonds	Ch$	115,196

Other Financial Obligations

The maturities of other financial obligations as of December 31, 2011 and 2012 were as follows:

	As of December 31,
	2010		2011		2012
	(in millions of Ch$)
IFRS:
Other long-term obligations:
Obligations with Chilean Government	Ch$	67,602	Ch$	61,734	Ch$	55,585

Total other long-term obligations		67,602		61,734		55,585
Other short-term obligations		111,558		123,051		106,538

Total other obligations	Ch$	179,160	Ch$	184,785	Ch$	162,123

As of December 31, 2012, other financial obligations had the following maturities:

	As of December 31, 2012
	(in millions of Ch$)
IFRS:
Due within 1 year	Ch$	6,579
Due after 1 year but within 2 years		5,967
Due after 2 years but within 3 years		4,567
Due after 3 years but within 4 years		3,781
Due after 4 years but within 5 years		3,420
Due after 5 years		31,271

Total long-term		55,585
Total short-term(1)		106,538

Total other obligations	Ch$	162,123

(1)	Includes borrowings with maturities that were originally more than one year but which as of December 31, 2012 had remaining maturities of less than one year

Asset and Liability Management

Our asset and liability management policy is to maximize net interest income, return on assets and average equity in light of interest rate, liquidity and foreign exchange risks, within the limits of Chilean banking regulations and our internal risk management policies. Subject to these constraints, we may from time to time take mismatched positions as to interest rates or, in certain limited circumstances, foreign currencies when justified, in our view, by market conditions and prospects, and subject to our asset and liability management policies. Our board of directors determines our asset and liability policies. See Note 40 to our audited consolidated financial statements as of and for the year ended December 31, 2012 appearing elsewhere in this annual report.

Funding

The following table sets forth our average daily balance of liabilities for the years ended December 31, 2010, 2011 and 2012, in each case together with the related average nominal interest rates paid thereon:

	Year Ended December 31,
IFRS:	2010				2011				2012
	Average Balance		% of Total Liabilities	Average Nominal Rate	Average Balance		% of Total Liabilities	Average Nominal Rate	Average Balance		% of Total Liabilities	Average Nominal Rate
	(in millions of Ch$, except percentages)
Current accounts and demand deposits	Ch$	4,085,800	25.7%	—%	Ch$	4,540,335	24.7%	—%	Ch$	4,926,475	24.4%	—%
Savings accounts and time deposits		7,382,126	46.4	2.58		8,450,231	46.0	5.11		9,380,123	46.4	5.31
Borrowings from financial institutions		1,365,835	8.6	1.38		1,715,417	9.3	1.39		1,435,362	7.1	1.55
Debt issued		1,660,440	10.4	6.61		1,994,679	10.8	7.72		2,838,170	14.0	6.00
Other financial obligations		132,200	0.8	2.48		168,858	0.9	2.26		170,977	0.8	1.86
Other interest bearing liabilities		182,956	1.2	1.10		218,847	1.2	4.96		286,944	1.4	5.22
Other non-interest bearing liabilities		1,098,484	6.9	—		1,298,603	7.1	—		1,187,619	5.9	—

Total liabilities	Ch$	15,907,841	100.0%	—%	Ch$	18,386,970	100.0%	—%	Ch$	20,225,670	100.0%	—%

Our most important source of funding are customer deposits, which consist primarily of peso-denominated, non-interest bearing current accounts and demand deposits and Chilean peso and UF-denominated interest bearing time deposits and savings accounts. Current accounts and demand deposits represented 24.4% of our average total liabilities in 2012, and are our least expensive source of funding. Savings accounts, time deposit and debt issuances represented 56.8%, 56.8% and 60.4% of our average liabilities in 2010, 2011 and 2012, respectively.

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

This amendment became effective on March 5, 2012, however, with regards to the banking product agreements entered into before said date, the regulation does not affect the substantive rights acquired by the parties in those agreements.

On July 2012 the government enacted the regulations that implement Law 20,555, which address mortgage loans, consumer loans, credit cards, the “Sernac Seal” (Sello Sernac), and other financial products and services. The new regulations govern, among other matters, the form and content of communications that financial institutions must periodically provide to their customers. Likewise, the new regulations implement the so-called “Summary Sheet” (Hoja Resumen), which must precede the contracts that consumers enter into with financial institutions. The Summary Sheet is intended to provide a clear and understandable summary of the terms and conditions that govern financial products and services.

The Sernac Seal is a new concept introduced by Law 20,555 and consists of a non-mandatory certification granted by the Chilean government agency in charge of consumer protection (Servicio Nacional del Consumidor, “Sernac”), by which that agency confirms that the contracts used by a financial institution when providing products and services comply with the Consumer Protection Act. In this regard, the new regulation establishes the specific requirements for financial institutions to obtain such certification as well as the events that may lead to its termination. Among the requirements to obtain the certification, financial institutions must provide a consumer service and adopt a dispute resolution procedure as defined by Law 20,555 and its regulation.

All of these regulations are already implemented by Banco de Chile, except Sernac Seal, which is not mandatory. We do not expect these new regulations will have an adverse effect on our business, financial condition and results of operation.

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

We provide customers with off-balance sheet credit support through loan commitments. Such commitments are agreements to lend to a customer at a future date, subject to compliance with contractual terms. Since substantial portions of these commitments are expected to expire without us having to make any loans, total commitment amounts do not necessarily represent our actual future cash requirements. The amounts of these loan commitments were Ch$4,881,220 million as of December 31, 2011 and Ch$5,481,235 million as of December 31, 2012. See Note 26 to our audited consolidated financial statements as of and for the year ended December 31, 2012 appearing elsewhere in this annual report. The amounts of subscribed leasing contracts were Ch$209,398 million as of December 31, 2011 and Ch$246,296 million as of December 31, 2012.

Interest rate and cross-currency swaps, which are entered into in order to hedge our foreign investment portfolio, are recorded at their estimated fair market values. See Note 8 to our audited consolidated financial statements as of and for the year ended December 31, 2012 appearing elsewhere in this annual report.

The credit risk of both on and off-balance sheet financial instruments varies based on many factors, including the value of collateral held and other security arrangements. To mitigate credit risk, we generally determine the need for specific covenant, guarantee and collateral requirements on a case-by-case basis, depending on the nature of the financial instrument and the customer’s creditworthiness. The amount and type of collateral held to reduce credit risk varies, but may include real estate, machinery, equipment, inventory and accounts receivable, as well as cash on deposit, stocks, bonds and other marketable securities that are generally held in our possession or at another appropriate custodian or depository. This collateral is valued and inspected on a regular basis to ensure both its existence and adequacy. Additional collateral is requested when appropriate. For further information, see Note 26 to our audited consolidated financial statements as of and for the year ended December 31, 2012 appearing elsewhere in this annual report.

Financial Guarantees

The following is a summary of the nominal value of instruments that are considered financial guarantees and which are accounted for in off-balance sheet accounts:

	As of December 31, 2012
	(in millions of Ch$)
Performance bonds	Ch$	1,437,312
Foreign office guarantees and standby letters of credit		323,924

Total	Ch$	1,761,236

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

The expiration of guarantees per period is as follows:

	Due within 1 year		Due after 1 year but within 3 Years	Due after 3 years but within 5 years	Due after 5 years	Total
	(in millions of Ch$)
Performance bonds	Ch$	1,032,982	340,060	57,316	6,954	Ch$	1,437,312
Foreign office guarantees and standby letters of credit		178,157	136,002	9,069	696		323,924

Total	Ch$	1,211,139	476,062	66,385	7,650	Ch$	1,761,236

As of December 31, 2012, the Bank did not have significant concentrations by country.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following tables set forth our contractual obligations and commercial commitments by time remaining to maturity. As of December 31, 2012, the scheduled maturities of our contractual obligations, including accrued interest, were as follows:

IFRS:	Due within 1 year		Due after 1 year but within 3 Years		Due after 3 years but within 5 years		Due after 5 years		Total		Estimated Interest Payment
	(in millions of Ch$)
Contractual Obligations
Current accounts and other demand deposits	Ch$	5,470,971		—		—		—	Ch$	5,470,971		—
Transactions in the course of payments		159,218		—		—		—		159,218		—
Savings accounts and time deposits		9,214,998		397,643		279		30		9,612,950		374,694
Bonds issued
Mortgage finance bonds		27,064		35,501		21,843		30,788		115,196		32,922
Subordinated bonds		38,172		48,378		151,611		508,343		746,504		456,597
Bonds		39,982		456,334		358,097		1,360,480		2,214,893		499,328
Commercial papers (Short-term bonds)		197,340		—		—		—		197,340		44,489
Hedge(*)
Inflows
Corporate bond MXN		(3,053)		(58,199)		—		—		(61,252)		—
Corporate bond HKD		(3,149)		(6,309)		(6,332)		(110,408)		(126,198)		—
Corporate bond PEN		(1,138)		(2,276)		(16,358)		—		(19,772)		—
Outflows
Cross currency swap MXN		3,053		58,199		—		—		61,252		—
Cross currency swap HKD		3,149		6,309		6,332		110,408		126,198		—
Cross currency swap PEN		1,138		2,276		16,358		—		19,772		—
Borrowings from financial institutions		976,315		132,366		—		—		1,108,681		—
Other obligations		113,117		10,534		7,201		31,271		162,123		—
Lease contracts		26,054		37,094		27,066		49,523		139,737		—
Services contracts		6,676		4,242		—		—		10,918		—
Payables from repurchase agreements and security lending		224,793		1,603		—		—		226,396		—

Total	Ch$	16,494,700	Ch$	1,123,695	Ch$	566,097	Ch$	1,980,435	Ch$	20,164,927	Ch$	1,408,030

(*)	See note 8(c) of the Consolidated Financial Statements

Item 6	Directors, Senior Management and Employees

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

Our current directors are as follows:

Director	Position	Committee Memberships	Age
Pablo Granifo L.	Chairman	11	54
Andronico Luksic C.	Vice Chairman	1	59
Francisco A. Aristeguieta	Vice Chairman	1	57
Jorge Awad M.	Director	3	67
Jorge Ergas H.	Director	3	44
Jean Paul Luksic F.	Director	1	48
Raúl Anaya E.	Director	8	59
Gonzalo Menendez D.	Director	4	64
Fernando Concha U	Director	3	54
Francisco Perez M.	Director	2	55
Jaime Estévez V.	Director	4	66
Rodrigo Manubens M.	Alternate Director	1	54
Thomas Fürst F.	Alternate Director	1	82

Pablo Granifo L. was reelected as the chairman of our board of directors in 2011, a position which he has held since 2007. He was our chief executive officer from 2001 to 2007, chief executive officer of Banco de A. Edwards from 2000 to 2001, commercial manager at Banco Santiago from 1995 to 1999 and corporate manager at Banco Santiago from 1999 to 2000. Mr. Granifo is also chairman of the board of directors of Banchile Asesoría Financiera S.A., Socofin S.A., Banchile Securitizadora S.A., Banchile Factoring S.A., Banchile Administradora General de Fondos S.A., chairman of the executive committee of Banchile Corredores de Seguros Limitada, and a member of the board of directors of Compañía Cervecerías Unidas S.A., Viña San Pedro Tarapacá S.A., Empresa Nacional de Energía Enex S.A., and the Santiago Stock Exchange. He holds a degree in business administration from the Pontificia Universidad Católica de Chile.

Andrónico Luksic C. has been a director and the vice chairman of our board of directors since 2002. Mr. Luksic is also chairman of LQIF, Quiñenco S.A. and Compañía Cervecerías Unidas S.A., vice chairman of Compañía Sud Americana de Vapores S.A. and a member of the board of directors of Madeco S.A., and Sociedad de Fomento Fabril (SOFOFA). Mr. Luksic is a member of the APEC Business Advisory Council (ABAC) and Vice President of the International Business Leaders’ Advisory Council for the Mayor of Shanghai. He is also a member of the International Advisory Council of Barrick Gold, the Brookings Institution, the Panama Canal Authority and the Chairman’s International Council of the Council of the Americas. Mr. Luksic is a member of the board of trustees of Babson College, the Harvard Global Advisory Council, the Dean’s Council at Harvard Kennedy School, the Advisory Committee at Harvard Business School, the Advisory Committee of the David Rockefeller Center of Harvard University, the Advisory Council of the School of Economics and Management of Tsinghua University, and a member of the Latin American Executive Board of MIT Sloan School of Management. Mr. Andrónico Luksic and Mr. Jean Paul Luksic are brothers.

Francisco A. Aristeguieta has been a member and vice chairman of our board of directors since April 2012. As the Chief Executive Officer of Citigroup Latin America, since January 2012, Mr. Aristeguieta has been responsible for all businesses and products in the 23 countries where Citigroup has a presence. Mr. Aristeguieta was previously Citigroup’s Region Head of Global Transaction Services (GTS) for Latin America and Mexico, a member of the Comité Ejecutivo of Banco Nacional de México (Banamex), a member of the GTS’ Executive Committee, and Citigroup’s CEO of Colombia and the Andean Region Cluster, which then consisted of Venezuela, Peru, Ecuador and Bolivia. Prior to this role, Mr. Aristeguieta was the Chief Country Officer (CCO) in Venezuela and before that, in Ecuador. Mr. Aristeguieta is a member of Citi’s Global Operating Committee and has been a member of the Young President Organization (IPO) since 2003. In addition, he serves on the Board of Directors of Junior Achievement Americas and has served on several other Boards, including the Banking Associations and American Chambers of Commerce of Ecuador, Colombia and Venezuela, and the Consejo de Empresas Americanas de Colombia (CEA). Mr. Aristeguieta holds an MBA from Brunel University in London, England, and both a graduate degree in Finance and Banking and an undergraduate degree in Business Administration from the Universidad Metropolitana in Caracas, Venezuela.

Jorge Awad M. has been a member of our board of directors since 1996. From 1989 to 1996, he was a member of the board of directors of Banco de Santiago. Since 2011, Mr. Awad has been the chairman of the Chilean Bankers Association. He is a member of the board of directors of Icare, Talca University and UCV TV. Previously, Mr. Awad was a director of Codelco Chile, Television Nacional de Chile, Laboratorio Chile S.A. and other Chilean companies. Previously, Mr. Awad was the chairman of Lan Airlines S.A. for eighteen years until 2012. He is also a professor of management at Universidad de Chile Economics School from which he obtained a degree in commercial engineering.

Jorge Ergas H. was appointed member of our board of directors on March 2011 after having served as an advisor to the board of directors since 2007 and from 2002 to 2005. From 2005 to 2007, Mr. Ergas was an Alternate Director. Mr. Ergas is currently the Vice-Chairman of Banchile Compañía de Seguros de Vida S.A., Vice-Chairman of Orion Seguros Generales S.A., President of Movicenter and a director of Inersa S.A., Nido de Águilas Educational Foundation, and Ever I BAE. Mr. Ergas was previously a director of the Plaza San Francisco Hotel, CasaPiedra Convention Center, HNS Bank and Inmobiliaria Paidahue.

Jean Paul Luksic F. was appointed member of our board of directors on April 2013. Mr. Luksic is vice chairman of Quiñenco S.A. and Sociedad Matriz SAAM S.A. Mr. Luksic has been chairman of the board of directors of Antofagasta plc since 2004, after having served as director for the company since 1990 and Deputy Chairman since 2000. Mr. Luksic was the Chief Executive Officer of Antofagasta Minerals until his appointment as Chairman of Antofagasta plc. He is also chairman of the board of Antofagasta Minerals, Ferrocarril de Antofagasta a Bolivia, and Aguas Antofagasta, as well as chairman of the Mining Council. Mr. Luksic holds a B.Sc. degree in management and science from the London School of Economics.

Raúl Anaya E. has been a member of our board of directors since January 2008. He has been with Citigroup for 25 years and currently serves as the Latin American chief executive officer for the Consumer and Commercial Banking division. Mr. Anaya has previously served as head of global retail banking and chief executive officer of Citigroup’s Global Consumer Banking Council. He has also served as CEO of Citigroup Inc.’s businesses in Central America and the Caribbean, covering corporate, investment and consumer banking. From December 2005 to July 2008, Mr. Anaya was the CEO of Latin America’s (except Brazil and Mexico) Consumer Group. Mr. Anaya was named to his position after serving as Retail Head for Latin America since February 2005. From August 2003 to January 2005, he was Executive Director of Consumer Assets at Banamex in Mexico and responsible for mortgages, personal loans and car financing. Prior to this position, Mr. Anaya served as Division Director for the Central Metropolitan Retail Banking Division at Banamex. From May 1999 to January 2002, he was Chairman and CEO of Banco Bansud S.A. (formerly a subsidiary of Banamex) in Argentina. Mr. Anaya joined Citibank at Banamex’s New York Agency in October 1987 and later became General Manager of the Banamex Agency in Los Angeles, Executive Vice-President of the Corporate Banking and International Division at California Commerce Bank, General Manager of the Banamex Agency in Houston and General Manager of the Banamex Agency in New York.

Gonzalo Menendez D. has been a member of our board of directors since 2001. He is also the chairman of the board of directors of Inversiones Vita S.A. and a member of the boards of directors of several other companies, including Banchile Asesoría Financiera S.A., Banchile Factoring S.A., Banchile Seguros de Vida S.A., Quiñenco

S.A., Compañía Sudamericana de Vapores S.A., Sudamericana Agencias Aéreas y Marítimas S.A., Antofagasta PLC, Mining Group Antofagasta Minerals S.A., Antofagasta Railway, Aguas de Antofagasta S.A., Andsberg Investment Ltd., SAAM S.A., and Andsberg Limited. He is also vice chairman of Fundación Andronico Luksic A. and Fundación Pascual Baburizza. Previously, Mr. Menendez served as chief executive officer of Antofagasta Railway to Bolivia, Banco O’Higgins and Empresas Lucchetti. Since 1990, he has been a director and is now the chairman of the board of directors of the Banco Latinoamericano de Comercio Exterior, S.A. Bladex. Mr. Menendez was a member of the board of directors and the executive committee of Banco Santiago and a member of the board of directors of Banco de A. Edwards. Mr. Menendez was a professor of finance and Chilean economic and business policy at the Universidad de Chile. He holds a degree in business administration and accounting from the Universidad de Chile.

Fernando Concha U. was appointed member of our board of directors in March 2011. Mr. Concha is managing director of Citigroup Chile and a member of the Accival Brokerage House Executive Committee and Wealth Management in Mexico. Prior to this position, Mr. Concha was the chief executive officer of Citigroup for the Andean, Central America & Caribbean Region and the South America Region, excluding Brazil. From January to July 2008, he worked for Banco de Chile as head of corporate and investment banking after the merger with Citibank Chile. In addition, Mr. Concha was the Citigroup Country Officer for Chile from April 2006 to December 2007, after working in Banamex-Citigroup, Mexico City, for over eight years in different capacities. His last position was as Mexico Regional Treasurer. Throughout his professional career, Mr. Concha has occupied positions of leadership, serving as country treasurer and head of capital markets Citibank in Mexico and Divisional Treasurer with Citibank Latin America North Division in Miami, FL. Prior to his international assignment, Mr. Concha was the head of investment banking with Citibank Chile. From 1986 to 1992, he worked as a Senior Investment Officer for AFP Provida. He was also appointed member of the board of the Mexican Derivatives Market, Mex-Der, President of the Brokerage House for Citibank Mexico and Vice Chairman of the Bolsa Electrónica de Chile, Bolsa de Valores. Currently he is a member of the Techo Business Council. Mr. Concha has a degree in Business Administration from the Pontificia Universidad Católica de Chile and has received training in different Executive Programs in the U.S., Europe and Latin America.

Francisco Perez M. has been a member of our board of directors since 2001. Since 1998, Mr. Perez has also served as the chief executive officer of Quiñenco S.A. Mr. Pérez is also chairman of the board of directors of Compañía Sud Americana de Vapores S.A. and Empresa Nacional de Energía Enex S.A., and vice chairman of Madeco S.A.. He was formerly the chief executive officer of Compañía Cervecerías Unidas S.A., of which he is still a director. Prior to 1991, Mr. Perez was chief executive officer of Citicorp Chile and also was vice president of Bankers Trust in Chile. Mr. Perez holds a degree in business administration from the Pontificia Universidad Católica de Chile and a master’s degree in business administration from the University of Chicago.

Jaime Estévez V. has been a member of our board of directors since 2007 and is currently the chairman of the board of directors of Cruzados SADP. Previously, Mr. Estévez was chairman of the board of directors of Banco Estado, a Chilean government-owned bank. Additionally, he has served as a director AFP Provida and AFP Protección, two Chilean private investment pension funds, and as director of Endesa Chile S.A. Mr. Estévez was Minister of Public Works from January 2005 to March 2006, and simultaneously, as Minister of Transportation and Telecommunications. He was also a congressman from March 1990 to March 1998 and president of the Lower Chamber of Congress from March 1995 to November 1996. Mr. Estévez holds a degree in economics from the Universidad de Chile.

Rodrigo Manubens M. has been a member of our board of directors since 2001. He is the chairman of Banchile Compañía de Seguros de Vida S.A. and a director and chairman of the Director Committee of Aguas Andinas S.A. Mr. Manubens was a member of the board of directors of Banco de A. Edwards from 1999 until 2001. From 1985 to 1999, Mr. Manubens was a member of the board of directors of Banco O’Higgins and retained such position following the merger between Banco O’Higgings and Banco Santiago. From 1995 to 1999, he was chairman of Banco Tornquist in Argentina and a member of the board of directors of Banco Sur in Peru and Banco Asunción in Paraguay. Mr. Manubens also served as a director and chairman of the board of directors of Endesa Chile S.A for ten years. Mr. Manubens holds a degree in business administration from Universidad Adolfo Ibañez and a master’s degree from the London School of Economics and Political Science.

Thomas G. Fürst has been a member of our board of directors since 2004. Previously, Mr. Fürst was the vice chairman of the board of directors of Compañía Cervecerías Unidas S.A. and a member of the board of directors of several other companies, including Embotelladoras Chilenas Unidas S.A., Viña Dassault-San Pedro S.A, Southern Breweries Establishment, CCU Argentina S.A. and Compañía Industrial Cerveceria S.A. (CICSA). Mr. Fürst was a founder and member of the board of directors of Parque Arauco. In addition, he is a partner and member of the board of directors of Plaza S.A. and Nuevos Desarrollos S.A. Mr. Fürst holds a degree in civil construction from Pontificia Universidad Católica de Chile.

Former director

On March 27, 2013 Mr. Guillermo Luksic, a distinguished member of our board of directors since 2001 and a member of the controlling group of our bank, passed away.

Senior Management

Our current executive officers are as follows:

Executive Officers	Position	Age
Arturo Tagle Quiroz	Chief Executive Officer	54
Pedro Samhan E	Chief Financial Officer	62
Nelson Rojas P.	General Legal Counsel	59
Mauricio Baeza L.	Manager—Corporate Credit Risk Division	50
Jorge Tagle O.	Manager—Commercial Division (Individual and SME Banking)	43
Patricio Melo G.	Manager—Operations and Technology Division	53
Cristián Lagos C.	Manager—Human Resources Division	47
Eduardo Ebensperger O.	Manager—Wholesale, Large Corporations and Real Estate Division	47
Juan Cooper A.	Manager—Consumer Finance Division	51
Felipe Echaiz B.	Manager—Global Compliance Division	46
Vacant	Manager—Corporate and Investment Banking Division	—
Oscar Mehech C.	Manager—Risk Control Division	48

Arturo Tagle Q. was appointed our Chief Executive Officer in May 2010. From November 2009 to April 2010, he was the Managing Director of our Institutional and Investors Relations Division, and from 2008 to November 2009 he was the Managing Director of our Strategic Development Division. From 2002 to 2007, Mr. Tagle was our Chief Financial Officer and from 1998 to 2001 he was head of our Internal Audit and Control Division. Mr. Tagle joined us in 1995. From 1990 to 1994, he was General Manager of the Chilean Bankers Association, and from 1984 to 1989 Director of Research at the Superintendency of Banks. Mr. Tagle is also the Chief Executive Officer of Sociedad Matriz del Banco de Chile S.A. and SAOS since 1996. He holds a degree in Business Administration from the Pontificia Universidad Católica de Chile and a master’s degree in Business Administration from the University of Chicago.

Pedro Samhan E. was appointed our chief financial officer in January 2008. In August 2008, he was appointed as director of Banchile Trade Services Limited. Prior to his current position, Mr. Samhan was the chief financial officer of Citigroup Chile for several years. He served as a member of the board of directors of Cruz Blanca Seguros de Vida from 1994 to 1997, AFP Habitat from 1996 to 2006 and Compañía Minera Las Luces from 1994 to 1996. Mr. Samhan was chief financial officer of Citicorp for Caribbean and Central America from 1990 to 1993 and investment banking head of Citicorp Chile from 1988 to 1990. Mr. Samhan holds a degree in civil industrial engineering from Universidad de Chile.

.Nelson Rojas P. has been our general counsel and secretary of our board of directors since 2004. In 2002, he joined us as deputy general counsel. Mr. Rojas joined Banco de A. Edwards in 1987 and was the general counsel and secretary of the board of directors of Banco de A. Edwards from 1997 to 2002. He is also vice president of the legal affairs committee of the Chilean Bank Association. Mr. Rojas holds a degree in law from the Universidad de Chile.

Mauricio Baeza L. has been the manager of our Credit Risk Division since December 2005. Mr. Baeza joined us in 1997 and was manager of the risk division of Banco de A. Edwards during 2001. He was risk manager at Banco Santiago from 1993 to 1997. He is the secretary of our director’s loan committee, SOCOFIN S.A. Committee Advisor, Finance, International and Financial Risk Committee Advisor, and participates of the Portfolio Risk Committee and the Operational Risk Committee. Currently he is Chairman of the Risk Comitte of the Chilean Banking Association. Mr. Baeza is also a member of the Investment committee of Banchile Fondo Inmobiliario and he is a director of the Foundation Villa Padre Hurtado a charity organization. Mr. Baeza holds a degree in civil engineering from the Pontificia Universidad Católica de Chile.

Jorge Tagle O. leads our Commercial Division (Individual and SME Banking), including Marketing, Individual and Small and Medium-Sized Companies and Branches since September 2012, and before that he was our Vice-Chief Executive Officer since October 2011. Previously, Mr. Tagle served in different executive positions mainly within the Luksic Group. From September 2008 to August 2011, he was Executive Vice-President of Nexans S.A.. Between 2005 and 2008, he was Corporate General Manager of Alusa S.A. From 2002 to 2005, he was Chief Financial Officer of industrial conglomerate Madeco S.A. From 1999 to 2002, he was the Manager for New Projects at Quiñenco S.A. the holding company of the Luksic Group. Mr. Tagle holds a degree in civil industrial engineering from the Pontificia Universidad Católica de Chile and a master’s degree in Business Administration from Wharton School, University of Pennsylvania.

Cristián Lagos C. joined us as manager of our Human Resources Division in May 2012. From 2008 to March 2012 he was the Corporate People and Reputational Manager of Compañía General de Electricidad S.A. Before that, he was the Manager of the Planification and Human Resources Division of Banco Sudaméricano, and after the merger between this Bank and Scotiabank, he occupied the same position in the latter. Additionally, he was the Human Resources manager of Chilesat S.A., and Corporate Manager of Telmex S.A after the merger of Chilesat S.A. with said company. Mr. Lagos is a psychologist of the Diego Portales University, and he participated in the PDD Program of ESE.

Patricio Melo was appointed manager of our Operations and Technology Division on July 1, 2008. He was chief executive officer for Altec Brasil SA from 2006 to June 2008, and was responsible for technological management of Banco Santander in Brazil. He was chief executive officer for Altec Chile from 2001 to 2005. From 1992 to 2000, he joined Banco Santander in Chile and Perú as an operations and technology manager. Mr. Melo is the chairman of the Operations and Technology Committee of the Chilean Banking Association. He has also been a member of various boards of directors such as that of Redbanc S.A., ALTEC México and ALTEC Chile. Mr. Melo holds a degree in electronic engineering from the Universidad Federico Santa María.

Eduardo Ebensperger O. has been the Managing Director of the Wholesale, Large Companies and Real Estate Division since January 2008; before he was Manager of the Middle Market Companies Division from 2005 to 2007, and was previously the Chief Executive Officer of Banchile Factoring S.A. from 2002 to 2005. He joined Banco de A. Edwards in 1989. Mr. Ebensperger was Manager of the Medium Size Companies Division and Manager of the regional branches of Banco de A. Edwards from 1997 to 2001. Presently, Mr. Ebensperger is the Chairman of the Board of Directors of Artikos S.A. He is also currently a member of the Board of Banchile Citi Global Markets (Banchile Asesoría Financiera S.A.), Banchile Factoring S.A. and Banchile Securitizadora S.A., and he is a member of the Leasing Committee and GTS Committee. Mr. Ebensperger holds a degree in Business and Economic Science from the Universidad de Chile.

Juan Cooper A. has been the manager of our Consumer Finance Division Banco CrediChile since 2003. He was the chief executive officer of Altavida Santander Compañía de Seguros de Vida S.A. from 2001 to 2002 and the manager of Santiago Express, the consumer division of Banco Santiago, from 1997 to 2000. He is also currently a member of the board of directors of Socofin S.A., and a member of the executive committee of Banchile Corredores Seguros Limitada. Mr. Cooper has a degree in business administration from the Universidad de Chile and a master’s degree in business administration from the Pontificia Universidad Católica de Chile.

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

COMPENSATION

The table below presents the amount of compensation, as established by our shareholders, to the members of our board of directors for the year ended December 31, 2012. These amounts include remuneration for services, fees for attendance at meetings of our board of directors, meetings of committees of our board of directors and meetings of board of directors of our subsidiaries, consulting services and travel expenses.

Name of Director	Remuneration		Fees for Attending Meetings of our Board of Directors		Fees for Attending Meetings of Committees of our Board of Directors and Meetings of the Board of Directors of our Subsidiaries		Total
	(in millions of Ch$)
Pablo Granifo Lavín	Ch$	358	Ch$	45	Ch$	294	Ch$	697
Andrónico Luksic Craig		147		8		—		155
Jorge Awad Mehech		49		23		110		182
Jorge Ergas Heymann		49		17		47		113
Jaime Estévez Valencia		49		23		92		164
Guillermo Luksic Craig		49		4		—		53
Rodrigo Manubens Moltedo		49		23		49		121
Gonzalo Menéndez Duque		49		21		112		182
Francisco Pérez Mackenna		49		17		50		116
Thomas Fürst Freiwirth		49		18		37		104
Jacob Ergas Ergas		—		—		9		9
Other subsidiary directors		—		—		165		165

Total	Ch$	897	Ch$	199	Ch$	965	Ch$	2,061

Consistent with Chilean law, we do not disclose to our shareholders, or otherwise make public, information regarding the compensation of our executive officers. For the year ended December 31, 2012, the aggregate amount of compensation paid to our executive officers, including the executive officers of our subsidiaries, was Ch$8,359 million. Pursuant to the Chilean Corporations Law, our directors/audit committee must approve compensation plans, but we are not required to have a compensation committee. For the year ended December 31, 2012, no amounts were set aside or accrued by us to provide pension, retirement or similar benefits for our directors and officers. None of our directors is a party to any agreement with us or any of our subsidiaries that provides for benefits upon termination of his appointment as a director.

Indebtedness of Directors and Executive Officers

As disclosed in Note 38(c) to our audited consolidated financial statements as of and for the year ended December 31, 2012 appearing elsewhere in this annual report, we incurred an aggregate of Ch$119,768 million in expenses and Ch$112,391 million in income from transactions other than loans with related parties in 2012.

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

We held an aggregate of Ch$333,192 million in net loans (provisions for loan losses not deducted) to related parties, including Ch$66,586 million in collateral pledged by related parties, as of December 31, 2012. See Note 38(a) to our audited consolidated financial statements as of and for the year ended December 31, 2012 appearing elsewhere in this annual report for details concerning these transactions.

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

Our directors/audit committee is composed of three members appointed by the board of directors. The directors/audit committee is currently composed of the following individuals:

•	Jorge Awad M. (chairman and financial expert);

•	Jaime Estevez V.; and

•	Fernando Concha U.

Mr. Awad and Mr. Estevez were appointed as members of the directors/audit committee by our board of directors at the meeting held on April 12, 2007. Mr. Concha was appointed to the directors/audit committee by our board of directors at the meeting held on October 25, 2012.

Messrs. Awad and Estevez satisfy the independence requirements of both Chilean law and Rule 10A-3 under the Exchange Act and are full voting members of our directors/audit committee.

Mr. Fernando Concha is exempt from the independence requirements of Rule 10A-3 of the Exchange Act pursuant to the exemption under Rule 10A-3(b)(1)(iv)(D). Pursuant to that exemption, Mr. Concha is a non-voting member of our directors/audit committee with respect to all matters required to be addressed by our directors/audit committee under U.S. federal securities laws.

The directors/audit committee met 28 times during 2012. The budget of the directors/audit committee is approved annually at the ordinary annual shareholders’ meeting. The directors/audit committee satisfies the applicable requirements of the Superintendency of Banks and operates pursuant to a charter document. The Superintendency of Banks recommends that at least one of the members of the directors/audit committee be experienced with respect to the accounting procedures and financial aspects of banking operations. The directors/audit committee submits a report regarding its activities to our board of directors after each directors/audit committee meeting and presents an annual report at our ordinary annual shareholder’s meeting. As established in the directors/audit committee’s charter, the chief executive officer, the general counsel and the manager of our Risk Control Division, or their respective deputies, shall also attend the directors/audit committee meetings. The directors/audit committee may also invite other persons to attend meetings.

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

•	Examining the fees budget for our independent auditors and the credit rating agencies;

•	Analyzing the reports, content, procedures and scope of the revisions by our independent auditors and credit rating agencies;

•	Analyzing and generating information on the annual internal audit program and the results of internal audits and revisions;

•	Analyzing the interim and annual financial statements;

•	Analyzing our financial statements included in the Form 20-F, for presentation to the SEC;

•	Gathering information on accounting changes occurring during the year and their effects;

•	Reviewing issues affecting the internal control systems;

•	Analyzing the remuneration systems and compensation plans for managers and executive officers;

•	Analyzing the 2012 annual performance self-evaluation process;

•	Analyzing related party transactions in reference to Title XVI of Chilean Corporations Law;

•	Analyzing policies relating to operational risk and progress in the risk-management process and SOX self-evaluation, in the context of Basel II;

•	Analyzing and informing on matters related to the Global Compliance Division, principally regarding the revision of policies for detecting and sanctioning money laundering transactions; and

•	Reviewing customer claims filed with the Superintendency of Banks and the Customer defense Division of the Chilean Association of Banks and Financial Institutions.

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

Citigroup and Banco de Chile Cooperation Agreements Committees

In order to control and review the evolution of the joint initiatives resulting from our strategic association with Citigroup Inc., additionally to the Global Connectivity Agreement Steering Committee, the following committees have been set up: (i) Global Transaction Services Committee; (ii) International Personal Banking Committee; (iii) Investment Banking Committee; (iv) Retail Initiatives Committee; and (v) Financial Control Committee of the Cooperation Agreement. The committees mentioned above are composed of the chairman of our board of directors, our chief executive officer and two members of our board of directors that have been appointed by Citigroup Inc. Also taking part in these meetings, except in the Global Connectivity Agreement Steering Committee, are division managers for each particular business line and the managers of the areas directly responsible for the respective business.

The main purpose of the Global Connectivity Agreement Steering Committee is to act as a communication link between Banco de Chile and Citigroup in connection with the agreements entered into between them. The purposes of the other committees are:

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

(iv) Retail Initiatives Committee

The main purpose of this committee is to share best practices and business opportunities between both institutions.

(v) Financial Control Committee of the Cooperation Agreement

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

Approval of Policies and Procedures under the Merger Agreement

The Merger Agreement between us and Citibank Chile provided that as a general rule our board of directors would approve and implement certain policies relating to the operation of the joint entity. At the time of filing of this annual report, policies regarding the following issues were approved and implemented:

•	Anti-Money Laundering;

•	Foreign Corrupt Practices Act;

•	Office of Foreign Assets Control;

•	Insider Trading;

•	Regulation K—Debts Previously Contracted;

•	Regulation K—Equity Activity;

•	Regulation W (23 A/B);

•	Code of Conduct;

•	Fair Lending;

•	Personal Trading Policy;

•	Loans to Directors;

•	Independent Research;

•	Charitable Contributions;
•	Chinese Walls;

•	Anti-Tying;

•	Mandatory Absence Policy;

•	Compliance Policy/Program;

•	Administration of Subsidiaries;

•	Fraud Management;

•	Anti-Boycott;

•	Issue Tracking, Management and Escalation Process;

•	Operational Risk;

•	Credit Risk;

•	Vendor Selection and Management Process;

•	Web Site Standards;

•	Capital Expenditure Policy;

•	Expense Management Policy;

•	Accounting Policies and Procedures;

•	New Products and Services Policy;

•	Tax Standards for Tax Sensitive Transactions;

•	Tax Policy and Procedures; and

•	Fiduciary Policy.

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

Internal Communications Committee

The internal communications committee defines policies and designs our action plan to ensure that appropriate information reaches all of our employees. This committee ensures that information sent to our employees is adequate to allow them to correctly perform their functions, communicates the organization’s fundamental strategies and policies and its performance, promotes collaboration and team work, fosters personal development, encourages first-rate performance and cultivates a pleasant work environment. The internal communications committee is led by the manager of our Human Resources Division, and includes managers from the following divisions:

•	Chief Financial Officer;

•	Operations and Technology Division;

•	Institutional and Investor Relations Division;

•	Commercial Division (Individual and SME Banking);

•	Corporate and Investment Banking Division;

•	Wholesale, Large Corporation and Real Estate Division;

•	Consumer Finance Division; and

•	Development and Quality Manager.

EMPLOYEES

The following table shows a breakdown of our full-time, permanent employees at the dates indicated:

	As of December 31,
	2010	2011	2012
Banco de Chile	10,341	10,482	10,737
Subsidiaries	3,675	3,647	3,844

Total	14,016	14,129	14,581

As of December 31, 2012, we had 14,581 employees (on a consolidated basis) of which 6,371 or 43.7% were unionized. As of the same date, all management positions were held by non-unionized employees.

In 2011 we renegotiated three out of the four existing collective agreements that were due to expire in 2012 and signed four-year agreements with all of them. Also, we renegotiated the collective bargaining arrangement related to an agreement that expired in 2011 with “Citibank union” that, as of that date, comprised 1,016 employees, representing 15.0% of our total unionized workforce.

Similarly, during 2012 we renegotiated the existing collective agreements of two of our subsidiaries, Socofin and Promarket, which jointly represented 17.3% of our total workforce as of December 31, 2012. Both of these agreements were due to expire in 2012. For one of the agreements we reached a two-year accord, whereas for the other collective agreement we signed a four-year accord, which are due to expire in 2014 and 2016, respectively.

These collective bargaining processes have allowed us to equalize benefits among all of our employees, since we formerly had differentiated agreements due to our successive merger transactions. We believe these new agreements will improve relations with our employees, which we believe are satisfactory, and simplify the compensation system to employees across the corporation.

We have comprehensive personnel training and development programs that include internal courses on operational, technical and commercial matters as well as participation in external seminars and conferences. In 2012, the total cost of training programs was approximately 0.54% of the Bank’s consolidated personnel salaries and expenses. These expenses were related to 1,069 training courses that were attended by 65,535 people. According to our human resources division, during 2012 97.1% of the Bank’s total personnel attended at least one training course.

We do not maintain any pension or retirement programs for the vast majority of our employees. We do, however, pay certain long-serving key employees a severance payment upon retirement. Although we have provided productivity bonuses to individual employees on a discretionary basis, we do not maintain a formal profit-sharing plan.

SHARE OWNERSHIP

Mr. Andronico Luksic and Mr. Jean Paul Luksic, members of our board of directors since March 2002 and April 2013, respectively, together with members of their family, control Quiñenco S.A. As of April 15, 2013, Quiñenco directly and indirectly owns 50% of LQIF, which in turns owns directly 32.25% of our outstanding shares and 0.14% through Inversiones LQ-SM Ltda. Additionally, Quiñenco S.A. holds 58.51% of the voting rights in Banco de Chile (directly and indirectly through shares of SM-Chile S.A. that are owned by LQIF and Inversiones LQ-SM S.A (“LQ-SM”). See Item 7—Major Shareholders, footnote (3)).

LQIF and LQ-SM, are vehicles incorporated under Chilean law through which Quiñenco S.A. and Citigroup hold their ownership interests in Banco de Chile. As part of the strategic partnership between Citigroup and Quiñenco, they entered into a framework agreement which was included in our 6-K filed on July 20, 2007. Pursuant to this agreement and following the merger of Citibank Chile into Banco de Chile, Quiñenco S.A. and Citigroup became the shareholders of LQIF, the parent corporation of Sociedad Matriz del Banco de Chile S.A. (“SM-Chile”) and Banco de Chile, among other companies. LQ-SM is an investment vehicle whose major shareholder LQIF owns 99.99% of its shares.

As of April 15, 2013, Citigroup is the owner of 50% of LQIF and Quiñenco, directly and indirectly, owns 50% of LQIF. Regardless of any increase in participation by Citigroup, however, the agreement provides that Quiñenco will remain in control of LQIF and the corporations that are directly or indirectly controlled by LQIF. Accordingly, Quiñenco will maintain the power to elect the majority of the directors of LQIF, SM-Chile and Banco de Chile.

Mr. Jacob Ergas controls Ever I Bae S.p.A., Ever Chile S.p.A. and Inversiones Aspen Limitada. As of April 15, 2013, these holding companies own 2.19%, 2.19% and 1.51% of our outstanding shares, respectively. Mr. Ergas holds 5.89% of the voting rights in Banco de Chile through these holding companies. Mr. Jacob Ergas has not been a member of the board since March 2011, when Mr. Jorge Ergas was appointed to the board of directors. Mr. Jacob Ergas and Mr. Jorge Ergas are father and son.

None of our directors or senior management (other than Mr. Andronico Luksic and Mr. Jean Paul Luksic) owns 1% or more of our outstanding common stock. Further, none of our directors (including Mr. Andronico Luksic and Mr. Jean Paul Luksic) or senior management have different or preferential voting rights with respect to the shares they own.

We do not have any arrangements for involving employees in our capital, including any arrangements that involve the issue or grant of options of our shares or securities.

Item 7	Major Shareholders and Related Party Transactions

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

In November 1996, pursuant to Law No. 19,396, our shareholders approved a reorganization by which we were converted into a holding company named SM-CHILE S.A. In turn, SM- CHILE S.A. organized a new wholly owned banking subsidiary named Banco de Chile, to which it contributed all of its assets and liabilities other than the Central Bank subordinated debt. In addition, SM- CHILE S.A. incorporated SAOS S.A. (“SAOS”), a special purpose legal vehicle created by Law 19,396, whose only business purpose is to repay the Central Bank indebtedness. In exchange for assuming the Central Bank indebtedness, SAOS received from SM- CHILE S.A. a certain portion of our shares pledged as collateral in favor of the Central Bank of Chile to secure payment to the Central Bank. Pursuant to applicable laws and the bylaws of both SAOS and SM-CHILE S.A., the economic rights of our shares held by SAOS belong to the Chilean Central Bank; however, their voting rights are exercised by the shareholders of SM- CHILE S.A. at Banco de Chile’s shareholders’ meetings.

Currently, our major shareholder LQIF holds 58.40% (together with LQ-SM, as further explained below) of the voting rights of our shares. LQIF and Inversiones LQ-SM Ltda. are vehicles incorporated under Chilean law through which Quiñenco S.A. and Citigroup hold their ownership interests in Banco de Chile. The voting rights of LQIF and LQ-SM is the result of the right of LQIF and LQ-SM, pursuant to applicable law and bylaws, to vote (i) our shares owned by LQIF and LQ-SM; (ii) our shares owned by SM- CHILE S.A., based on the ownership percentage of LQIF and LQ-SM in SM-CHILE S.A.; and, (iii) our shares owned by SAOS, as a shareholder of SM- CHILE S.A., based on the ownership percentage of LQIF and LQ-SM in SM-CHILE S.A., at our shareholders’ meetings. According to the bylaws of SM- CHILE S.A., the voting rights of SM- CHILE S.A., shares—Series A, B and D—which in turn possess voting rights over Banco de Chile shares, are exercised in accordance with the following rule: each share of SM- CHILE S.A., exercises the voting rights of one of our shares plus 2.38337827 of our shares owned by SAOS. The latter factor is the result of dividing the number of our shares owned by SAOS (28,593,701,789) by the number of total outstanding shares of SM-CHILE S.A., Series A, B and D (11,997,131,195). Consequently, each SM-CHILE S.A. share (Series A, B and D) with voting rights over our shares may vote 3.38337827 shares of Banco de Chile. SM-CHILE S.A.’s Series E exercises voting rights of Banco de Chile shares in a one-to-one ratio.

Major Shareholders

The following table sets forth certain information regarding the ownership of outstanding shares (including Banco de Chile-T series shares) as of April 15, 2013 for the following:

•	each person or entity who is known by us to own beneficially more than 5% of our outstanding shares capital or voting rights; and SAOS, LQIF and SM-Chile S.A.

•	our directors and members of our executive management group, as a group.

Ownership in Banco de Chile(1)

(As of April 15, 2013)

Name	Amount Owned	Percentage
SAOS(2)	28,593,701,789	31.09%
SM- CHILE S.A.	12,138,537,826	13.20%
LQIF and LQ-SM(3)	29,795,295,881	32.39%
Jacob Ergas(4)	5,418,034,824	5.89%
Directors and executive officers as a group	25,325,145	0.03%

Voting Rights in Banco de Chile

(As of April 15, 2013)

Name	Amount Owned	Percentage
LQIF and LQ-SM(5)	53,713,237,424	58.40%
Jacob Ergas	5,418,034,824	5.89%
Directors and executive officers as a group	56,127,992	0.06%

(1)	Percentages are based on 91,977,302,953 shares outstanding as of April 15, 2013, including Banco de Chile-T series shares. Currently we have Banco de Chile´shares and Banco de Chile-T series shares outstanding. Each share has one vote and all shares have identical voting rights, with the exception that Banco de Chile-T series shares will not receive dividends or fully paid-in shares in respect of our net distributable earnings for fiscal year 2012. Once any dividends and/or fully paid-in shares are distributed, the Banco de Chile-T shares will automatically convert into Banco de Chile shares. We have no shares outstanding with special voting rights.
(2)	SM-CHILE S.A. beneficially owns 100% of SAOS. Our shares owned by SAOS, (which are all pledged as collateral in favor of the Chilean Central Bank to secure repayment of the Central Bank indebtedness) possess economic rights that belong to the Chilean Central Bank, although the voting rights, pursuant to the by-laws of both SAOS and SM-CHILE S.A., are exercised by the shareholders of SM-CHILE S.A., at the Bank’s shareholders’ meetings. In terms of economic rights, all classes of shares of SM-Chile have the right to receive dividends, with the exception of class A shares, which are not afforded with this right (classes B, D and E are entitled to dividends from the income generated by SM-Chile when we decide to distribute dividends).
(3)	LQIF and LQ-SM hold 47.13% and 11.11%, respectively, of SM-Chile’s total shares. The total percentage ownership of LQIF and LQ-SM in SM-CHILE S.A., was calculated by adding the total number of shares of LQIF and LQ-SM, as shareholders of record, divided by the total number of shares issued by SM-Chile S.A. LQIF and LQ-SM do not beneficially own all of our shares owned by SM-CHILE S.A. because SM-CHILE S.A. has, as of April 15, 2013, a total of 18,282 shareholders. LQ-SM is an investment vehicle whose major shareholder LQIF owns 99.99% of its shares. As of its incorporation date (August 26, 2002), we were informed that LQ-SM’s total capital was CLP$73,175,029,140. In connection with the framework agreement executed between Citigroup, Inc. and Quiñenco S.A. in July 2007 and following the merger of Citibank Chile into Banco de Chile, Citigroup became a shareholder of LQIF. As of April 15, 2013, Citigroup is the owner of 50% of LQIF, and Quiñenco directly and indirectly owns 50% of LQIF. Regardless of any increase in participation by Citigroup, however, the agreement provides that Quiñenco will remain in control of LQIF and the corporations that are directly or indirectly controlled by LQIF. Accordingly, Quiñenco will maintain the right to elect the majority of the directors of LQIF, SM-CHILE S.A. and Banco de Chile. As of December 31, 2012, members of the Luksic family or their affiliates beneficially owned 81.3% of the common shares of Quiñenco S.A. Mr. Andrónico Luksic and Mr. Jean Paul Luksic are members of our board of directors.
(4)	Mr. Jacob Ergas holds his shares through Ever 1 Bae S.p.A., Ever Chile S.p.A. and Inversiones Aspen Ltda., which are holding companies under his control. Mr. Jacob Ergas has not been a member of the board since March 2011 when Mr. Jorge Ergas was appointed director of the board. Mr. Jacob Ergas and Mr. Jorge Ergas are father and son.

The following charts provide additional information on the voting rights held by LQIF and LQ-SM, as of April 15, 2013:

Voting rights of LQIF in Banco de Chile

Ownership	Shares owned by LQIF	Voting Ratio	LQIF Voting Shares as a result of the application of Voting Ratio in BCH	Voting Rights of LQIF (as % ) in BCH
Direct ownership in BCH	29,662,197,006	1.00000000	29,662,197,006	32.25
Shares SM-A	—	3.38337827	—	—
Shares SM-B	5,497,274,771	3.38337827	18,599,360,004	20.22
Shares SM-D	223,364,308	3.38337827	755,725,946	0.82
Shares SM-E	—	1.00000000	—	—

Total LQ-SM in BCH			49,017,282,956	53.29

Voting rights of LQ-SM in Banco de Chile

Ownership	Shares owned by LQ-SM	Voting Ratio as set in SM-CHILE By -laws	LQ-SM Voting Shares as a result of the application of Voting Ratio in BCH	Voting Rights of LQ-SM (as % ) in BCH
Direct ownership in BCH	133,098,875	1.00000000	133,098,875	0.14
Shares SM-A	377,528,973	3.38337827	1,277,323,323	1.39
Shares SM-B	971,080,384	3.38337827	3,285,532,270	3.57
Shares SM-D	—	3.38337827	—	—
Shares SM-E	—	1.00000000	—	—

Total LQ-SM in BCH			4,695,954,468	5.11

RELATED PARTY TRANSACTIONS

In the ordinary course of our business, we engage in a variety of transactions with certain of our affiliates and related parties. Financial information concerning these transactions is set forth in Note 37 to our audited consolidated financial statements as of and for the year ended December 31, 2012, appearing elsewhere in this annual report. The Chilean Corporations Law was amended in October 2009 by Law No. 20,382, which also introduced changes to several others laws to improve Chilean corporate governance. As part of these changes, the concept of related party transactions in the Chilean Corporations Law was amended. The new regulation established different treatment for closely held corporations and for publicly held corporations.

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

We believe that we have complied with the applicable requirements of the Chilean Corporations Law in all transactions with related parties and affirm that we will continue to comply with such requirements. See Note 37 to our audited consolidated financial statements as of and for the year ended December 31, 2012, appearing elsewhere in this annual report for a more detailed accounting of our transactions with related parties.

On July 19, 2007, Quiñenco S.A., Citigroup Inc. and Citibank Overseas Investment Corporation entered into a Master Joint Venture Agreement (the “Framework Agreement”) that set forth the parameters of a partnership between Quiñenco S.A. and Citigroup Inc., including the eventual merger of Citibank Chile into us. The Framework Agreement provided that Citigroup Inc. would initially acquire a 32.96% equity interest in LQIF, our controlling shareholder, and would be entitled to increase its stake in LQIF to either 41.4778% or 50% through the exercise of several options. Citigroup Inc. could also be required to increase its stake in LQIF to 50% if Quiñenco S.A. exercised a put option under the Framework Agreement. The acquisition by Citigroup Inc. of its initial interest in LQIF occurred, with effect on January 1, 2008, under the terms of the Framework Agreement and the corresponding Merger Agreement between us and Citibank Chile. For purposes of the Merger Agreement, the operations and businesses of Citibank Chile that were effectively contributed to us were deemed to represent 10.497% of the post-merger entity and, together with other assets and businesses contributed by Citigroup Inc. to LQIF, were the basis for the issuance by LQIF of the 32.96% equity interest in LQIF transferred to Citigroup Inc. As consideration for the merger, we issued and conveyed to LQIF (and indirectly, the holders of Citibank Chile shares) 8,443,861,140 no-par value “Banco de Chile-S” series shares (which, as of the date hereof, were converted into ordinary shares, by means of the amendment of the Bank’s Bylaws).

Under the Framework Agreement, Quiñenco S.A. remains as the controlling shareholder of LQIF and therefore of us, while Citigroup Inc. is granted certain governance and other shareholder rights in LQIF. With respect to the governance rights in us, Citigroup Inc. has the right to name two directors to our 11-member board of directors, while Quiñenco would maintain the right to appoint a majority of our board of directors. Citigroup Inc. also has the power to propose the appointment of certain of our executive officers (including our chief financial officer) and at least one representative on our directors/audit committees. Under this agreement, Citigroup Inc. was also granted certain veto rights over certain “fundamental strategic decisions” (as defined in the Framework Agreement), such as the delisting of our ADSs from the New York Stock Exchange or the delisting of our shares from the Santiago Stock Exchange, the Bolsa Electrónica de Chile and the Valparaiso Stock Exchange, entry into new lines of business or large acquisitions, approval of related party transactions and changes to our bylaws or organizational documents. Furthermore, Citigroup Inc. agreed to purchase substantially all of the assets of our North American (i.e., Miami and New York) branches for U.S.$130 million. Because Citigroup beneficially owns 50% of LQIF, it may name up to five of the 11 members of our board of directors (such number to be reduced by the number of directors appointed by minority shareholders, provided that Citigroup Inc. always shall have the right to appoint at least one director), including the vice chairman, pursuant to the terms of the Framework Agreement. However, even in this circumstance, Quiñenco S.A. would still be entitled to appoint a majority of our board of directors. The Framework Agreement also sets forth a series of ancillary agreements proposed to be entered into by the parties to the Framework Agreement and some of their affiliates.

On December 19, 2008, Quiñenco S.A., Citigroup Inc. and Citibank Overseas Investment Corporation amended the Framework Agreement (the “Amendment”), and through it the Shareholders’ Agreement mentioned below. The Amendment provided that if Citigroup Inc. did not acquire 8.52% of LQIF’s shares (to hold at least a 41.4778% ownership interest in LQIF) as a consequence of the actions and decisions of any relevant authority in the United States, Quiñenco S.A. shall have the right to compensation as provided in the Amendment, and Citigroup Inc. shall have the option of acquiring either a 41.4778% or a 50% interest in LQIF. Furthermore, the Amendment provided that if for any reason Citigroup Inc. did not exercise any of the call options mentioned in the previous sentence, Quiñenco S.A. or its affiliates, as applicable, shall be entitled to require Citigroup Inc. to sell to them an amount of shares of LQIF such that, after such sale, Quiñenco S.A. shall directly or through its affiliates own an 80.1% ownership interest in LQIF. If this had occurred, Citigroup Inc.’s governance and other shareholder rights mentioned in the preceding paragraph should have been those provided in Clause Six of the Shareholders’ Agreement referred to below. Notwithstanding these provisions, on January 29, 2010, Citigroup Inc. exercised a call option to acquire 8.52% of LQIF’s shares and, on March 15, 2010, Citigroup Inc. exercised another call option to acquire an additional 8.52% of LQIF’s shares. Consequently, since April 30, 2010 Citigroup Inc. and Citigroup Overseas Investment Corporation indirectly owns 50% of LQIF. As a result, since April 30, 2010, Citigroup Inc. has been granted certain corporate governance rights over us, as described above.

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

On December 27, 2007, we entered into a Cooperation Agreement with Citigroup Inc. (the “Cooperation Agreement”) with the purpose of providing a framework for the integration of Citibank Chile with us following the merger and ensuring a successful relationship between us and Citigroup Inc. In particular, the Cooperation Agreement establishes a communication mechanism between us and Citigroup Inc. to enhance the exchange of ideas and information related to the integration of our business with that of Citibank Chile and provides for certain specific areas of collaboration going forward (such as with respect to our hedging and derivatives strategies). On February 27, 2009, we and Citigroup Inc. amended the Cooperation Agreement to require each company to establish specific formal processes for sharing information about regulatory changes in the United States and Chile that may have an impact on us. This Cooperation Agreement together with the Operating Agreements (for this purposes the Global Connectivity Agreement and the Licensing Agreement) are valid for six (6) years from January 1, 2008 through January 1, 2014. Those agreements provide that we and Citigroup may agree on an extension for another six years from January 1, 2014 through January 1, 2020, which extension must be agreed to in writing by January 1, 2013; otherwise, the effective agreements will be extended—once—for two (2) years, from January 1, 2014 through January 1, 2016, when they will expire without any further proceeding. Since the parties did not reach an agreement before January 1, 2013 in order to extend the term of such agreements for an additional 6-year period, the agreements were automatically extended until January 1, 2016. During this extension the parties may agree on an additional extension of the agreements.

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

On September 25, 2009, we entered into a Master Services Agreement with Citigroup Inc. This agreement regulates and supplements certain reciprocal services that, before the merger between us and Citibank Chile, had been provided pursuant to the terms of certain service agreements then in effect between Citigroup Inc. (and certain of its affiliates) and Citibank Chile, which were assumed, after the merger, by us as legal successor to Citibank Chile. Furthermore, this Agreement seeks to foster global connectivity with respect to the banking and financial services referred to in the Global Connectivity Agreement and in the other agreements executed with Citigroup Inc. mentioned above. This agreement has the same term of validity as the Cooperation Agreement aforementioned.

On December 19, 2012, by means of a public deed signed before the Public Notary of Mr. René Benavente Cash, Banco de Chile together with its affiliate Banchile Corredores de Seguros Limitada entered into an agreement with Banchile Seguros de Vida S.A. called Collective Debtor’s Life Insurance Agreement (“Contrato de Seguro Colectivo de Desgravamen”) for loan mortgages. Said agreement was entered pursuant to article 40 of DFL N° 251 of 1931, General Regulation N° 330 of the Superintendency of Securities and Insurance and Circular N° 3,530 of the Superintendency of Banks and Financial Institutions, both dated March 21, 2012, upon which the public bid for the collective policy for life insurance covering loan mortgages was adjudicated to Banchile Seguros de Vida S.A., who offered the lowest rate of 0.0119800% monthly, including a 14.00% commission fee for the insurance broker Banchile Corredores de Seguros Limitada, who will act as intermediary of the policy.

Additionally, on December 28, 2012, we and our affiliated companies Banchile Corredores de Seguros Limitada, and Banchile Seguros de Vida S.A., extended until December 31, 2015, the following existent insurance agreements, excluding those insurance agreements related to loan mortgages that are subject to a public bid in accordance with article 40 of DFL N° 251 of 193 mentioned above:

1.	Brokerage Agreement entered into by the affiliate Banchile Corredores de Seguros Limitada and the related company Banchile Seguros de Vida S.A.

2.	Agreements entered into by Banco de Chile and Banchile Seguros de Vida S.A.:

a)	Collection and Data Administration Agreement.

b)	Use Agreement for Distribution Channels.

c)	Banchile’s Trademark License Agreement.

d)	Credit Life Insurance Agreement

3.	Framework agreement for Insurance Banking, entered into by Banco de Chile, Banchile Corredores de Seguros Limitada and Banchile Seguros de Vida S.A.

All the terms and conditions contained in the agreement mentioned above were previously reviewed and approved by our board of directors.

Loans to Related Parties

As authorized by the General Banking Law, and within the regulatory limits, we hold several outstanding loans owed by different corporations related to us. All such loans (i) were made in the ordinary course of business, (ii) were made on terms, including interest rates and collateral, substantially the same as those prevailing at the time for comparable transactions with other persons and (iii) did not involve more than the normal risk of collectability or present other unfavorable features. See Note 37(a) to our audited consolidated financial statements as of and for the year ended December 31, 2012 appearing elsewhere in this annual report for more information on these loans.

Item 8	Financial Information

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

On April 30, 2012, the Spanish Court decided the provisional dismissal (sobreseimiento provisional) of the aforementioned lawsuit on the grounds that the Chilean judicial authorities have investigated and prosecuted the same facts as those pending before the courts in Spain, and there is an existing legal proceeding underway in Chile, which should have priority. The complainant filed an appeal (recursos de apelación y reforma), which was dismissed on July 27, 2012 and June 19, 2012 by the Spanish judicial authorities.

In Chile, a judicial investigation is currently underway and at the time of filing of this annual report no indictments for criminal participation of persons affiliated with us have been issued. Consequently, it is not possible to predict the outcome of these proceedings, or what impact, if any, they might have on us.

Labor Discrimination Claim

A Chilean court with jurisdiction over labor claims issued a judgment against us in a legal proceeding for wrongful termination of employment based on a labor discrimination claim. As a result of this judgment, we were prevented from entering into certain service agreements with the Chilean government until September 7, 2012. Despite the judgment, we were still permitted to enter into service agreements with government-owned companies created by statute, agreements in connection with the purchase and sale of securities or other financial instruments, agreements in connection with the execution and concessions of public projects, and agreements in connection with the lending of credit on a fixed term basis. The impact on our results of operations for the year ending December 31, 2012 was approximately U.S.$1.3 million.

Erroneous Electronic Forwarding of Bank Statements Claim

On August, 2012 Corporación Nacional de Consumidores y Usuarios de Chile (a Chilean consumer association) filed a class action against Banco de Chile pursuant to Law N ° 19,496, whereby the plaintiff demanded that we compensate 52,770 of our current account holders who were affected by erroneous electronic forwarding of bank statements that occurred in July 2012. The plaintiff seeks total compensation of CLP$ 80,000 (approx. US$ 170) for each account holder as well as the reimbursement of maintenance fees charged on current accounts. The demand and allegations are currently under judicial review.

It is not possible to predict the outcome of this proceeding; however, in any case it will not have a material impact on us.

Dividends

General

We currently have a single series of common shares (except Banco de Chile Series-T series, as explained below), and the dividends on our shares are proposed by our board of directors and are approved by our shareholders at the ordinary annual shareholders’ meeting following the year with respect to which the dividends are proposed. Our ordinary annual shareholders’ meeting is required to be held in the first four months of each year. Following shareholder approval, the dividends are declared and paid. Dividends are paid to shareholders of record on the fifth business day preceding the date set for payment of the dividend. The applicable record dates for the payment of dividends to holders of our ADSs are, to the extent practicable, the same. Under the Chilean Corporations Law and regulations issued thereunder, Chilean public corporations are generally required to distribute at least 30% of their consolidated annual earnings as dividends, except to the extent they have accumulated losses. Under the General Banking Law, a Chilean bank may pay dividends upon approval of its shareholders from (i) net earnings of previous fiscal years (i.e., interim dividends are not permitted), (ii) the reserve kept for that purpose or (iii) other funds permitted under Chilean law.

Our dividend policy is affected to some extent by the rights of SAOS, our affiliate, pursuant to its assumption of the Central Bank indebtedness discussed in “Item 4. Information on the Company—History and Development of the Bank—History—The 1982–1983 Economic Crisis and the Central Bank Subordinated Debt.”

At the Extraordinary Shareholders Meeting held on October 17, 2012, our shareholders agreed to increase our capital in the amount of CLP$250,000,000,000 (approximately U.S.$521 million) by means of the issuance of 3,939,489,442 cash shares, “Banco de Chile-T series”. These shares have the same rights as all of Banco de Chile’s shares, except that the holders of Banco de Chile T-series shares will not receive dividends or fully paid-in shares in respect to our net distributable earnings for fiscal year 2012. Once any dividends and/or fully paid-in shares are distributed, the Banco de Chile-T shares will automatically convert to Banco de Chile shares. As of the date of this filing, all these shares are fully paid.

Cash Dividends

In March 2012, our shareholders at the ordinary annual shareholders’ meeting agreed to the distribution and payment of dividend No. 200, in the amount of Ch$2.984740 per ordinary share, with a corresponding charge to our 2011 net distributable income.

In March 2013, our shareholders at the ordinary annual shareholders meeting agreed to the distribution and payment of dividend N° 201 in the amount of Ch$3.41625263165 per ordinary share, with a corresponding charge to our 2012 net distributable income.

The following table sets forth the cash dividends declared per common share during the years ended December 2010, 2011 and 2012:

	As of and for the Year Ended December 31,
	2010	2011		2012
	(in Ch$, except percentages)				(in U.S.$)
Chile GAAP:
Dividend payout ratio(1)	111.94%	73.76%		69.22%	—
Dividend per common share(2)	3.50	3.38	(*)	3.41	0.007

(1)	Dividend payout ratio is calculated by dividing the amount of dividends paid by the earnings per share of the prior year.
(2)	Dividends per share are calculated by dividing the amount of the dividend paid during each year by the previous year’s number of shares outstanding.
(*)	Includes an additional payment to the Central Bank by an amount of MCh$36,713 in 2011 and MCh$37,301 in 2012, in accordance with Law No. 19,396.

Whether future dividends will be paid will depend upon our earnings, financial condition, capital requirements, governmental regulations and policies and other factors. Accordingly, there can be no assurance that dividends in future years will be paid at a rate similar to dividends paid in past years.

As mentioned under “Dividends—General”, our shares “Banco de Chile-T series” have the same rights as all of Banco de Chile’s shares, except that the holders of Banco de Chile T-series shares will not receive dividends or fully paid-in shares in respect of our net distributable earnings for fiscal year 2012. Once any dividends and/or fully paid-in shares are distributed, the Banco de Chile-T shares will automatically convert to Banco de Chile shares.

Stock Dividends

At the extraordinary shareholders’ meeting held on March 22, 2012, our shareholders agreed to a stock dividend in connection with the capitalization of 30% of our distributable net income obtained during the fiscal year 2011 by means of the issuance of fully paid-in shares, without par value, with a value of Ch$67.48 per share, which was distributed among the shareholders in the proportion of 0.018956 fully paid-in shares for each share held, subject to the exercise of the options established in article 31 of Law 19,396.

At the extraordinary shareholders’ meeting held on March 21, 2013, our shareholders agreed to a stock dividend in connection with the capitalization of 30% of our distributable net income obtained during the fiscal year 2012, through the issuance of fully paid-in shares, of no par value, with a value of Ch$71.97 per share, which will be distributed to the shareholders at the fixed rate of 0.02034331347 fully paid-in shares per share currently held, subject to the exercise of the options established in article 31 of Law 19,396.

As mentioned under “Dividends—General”, our shares “Banco de Chile-T series” have the same rights as all of Banco de Chile’s shares, except that the holders of Banco de Chile T-series shares will not receive dividends or fully paid-in shares in respect of our net distributable earnings for fiscal year 2012. Once any dividends and/or fully paid-in shares are distributed, the Banco de Chile-T shares will automatically convert to Banco de Chile shares.

Capital Increases

At the Extraordinary Shareholders Meeting held on October 17, 2012 our shareholders agreed to increase our capital in the amount of CLP$250,000,000,000 (approximately U.S.$521 million) by means of the issuance of 3,939,489,442 cash shares “Banco de Chile-T series”. These shares have the same rights as all of Banco de Chile’s shares, except that the holders of Banco de Chile T-series shares will not receive dividends or fully paid-in shares in respect to our net distributable earnings for fiscal year 2012. Once any dividends and/or fully paid-in shares are distributed, the Banco de Chile-T shares will automatically convert to Banco de Chile shares. As of the date of filing, all these shares are fully paid.

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

Item 9	The Offer and Listing

Nature of Trading Market

Shares of our common stock are traded on all Chilean stock exchanges. Our shares have been listed on the Santiago Stock Exchange and the Valparaiso Stock Exchange since 1894 and on the Electronic Stock Exchange since 1989. The Santiago Stock Exchange is the main trading market for our shares.

The Chilean securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States. The Santiago Stock Exchange, which is Chile’s main exchange, had a market capitalization of approximately U.S.$313 billion as of December 31, 2012 and an average monthly trading volume of approximately U.S.$3,874 million for the year ended as of the same date. The Santiago Stock Exchange was established in 1893 and is a private company whose equity consists of 48 shares owned by 45 shareholders. As of December 31, 2012, 252 series of shares were listed on the Santiago Stock Exchange.

According to information published by the Chilean Superintendency of Securities and Insurance, during 2012, the Santiago Stock Exchange accounted for approximately 88.1% of the equity trading in Chile. Also, as of December 31, 2012, approximately 11.4% of equity trading in Chile was conducted on the Chilean Electronic Stock Exchange. The remaining 0.5% of equities was traded on the Valparaiso Stock Exchange.

In addition, as reported by the Santiago Stock Exchange, the ten largest companies in terms of market capitalization represented, as of December 31, 2012, approximately 43.8% of the Santiago Stock Exchange’s aggregate market capitalization and during 2011 accounted for approximately 45.0% of equity trading. During 2012, approximately 31.0% of the companies listed on the Santiago Stock Exchange had their shares traded on an average of 70% or more of the exchange’s trading days.

Our ADSs, each representing 600 shares of common stock, without nominal (par) value, have been listed on the NYSE since January 2, 2002 under the symbol “BCH.” JPMorgan Chase Bank is our depositary for purposes of the ADSs. As of December 31, 2012, a maximum of 1,244,300 ADSs were outstanding (equivalent to 746,580,394 shares of common stock or 0.8% of the total number of issued shares of common stock as of the same date). Since certain of our ADSs are held by brokers or other nominees, the number of record holders in the United States may not be fully indicative of the number of direct beneficial owners in the United States or of where the beneficial owners of such shares are resident.

We listed our shares of common stock on Latibex, and trading of these shares started on October 8, 2002 under the code “XBCH,” grouped in trading units of 600 shares. In addition, since December 20, 2002, our trading units are listed on the LSE.

The table below shows, for the periods indicated, the annual, quarterly and monthly high and low closing prices (in nominal Chilean pesos) of the traded shares of our securities, labelled “Chile” series, on the Santiago Stock Exchange, the Electronic Stock Exchange and the Valparaiso Stock Exchange:

	Santiago Stock Exchange				Electronic Stock Exchange				Valparaiso Stock Exchange
	Common Stock				Common Stock				Common Stock
	High		Low		High		Low		High		Low
	(Ch$ per share )(1)
Annual Price History
2008	Ch$	43.6	Ch$	26.1	Ch$	43.4	Ch$	25.5	Ch$	42.8	Ch$	27.0
2009		45.0		33.4		44.8		33.5		72.8		33.4
2010		72.6		45.1		73.2		44.7		72.7		44.7
2011		74.0		57.2		74.7		57.0		74.4		58.4
2012		79.5		64.5		79.5		64.1		77.7		64.5
2013 (through April 15)		80.3		70.5		80.3		71.0		80.0		71.6

Quarterly Price History
2009
1st Quarter		37.4		34.0		37.5		33.5		37.5		34.0
2nd Quarter		39.0		33.4		39.0		33.5		38.9		33.4
3rd Quarter		43.7		37.0		43.6		37.0		42.5		37.2
4th Quarter		45.0		40.8		44.8		39.5		72.8		41.5
2010
1st Quarter		55.9		45.1		56.4		44.7		55.5		44.7
2nd Quarter		57.8		51.3		57.8		51.2		57.0		51.4
3rd Quarter		72.6		54.9		73.2		54.9		72.7		54.9
4th Quarter		72.6		68.6		72.8		68.0		72.6		68.5
2011
1st Quarter		74.0		63.0		74.7		62.1		74.4		63.1
2nd Quarter		69.7		65.1		69.9		62.0		69.0		65.7
3rd Quarter		69.3		57.2		70.0		57.0		68.5		58.4
4th Quarter		73.2		59.0		73.6		58.4		73.2		59.0
2012
1st Quarter		79.5		71.0		79.5		70.5		77.7		71.1
2nd Quarter		76.6		68.7		78.5		68.8		75.6		68.8
3rd Quarter		70.9		64.5		70.9		64.1		69.6		64.5
4th Quarter		77.4		66.0		76.9		65.7		76.9		66.0
2013
1st Quarter		80.3		72.2		80.3		71.8		80.0		73.6

Monthly Price History
November 2012		71.9		69.8		71.8		69.0		72.0		68.6
December 2012		77.4		71.3		76.9		71.1		76.9		71.0
January 2013		78.6		77.0		78.5		77.0		78.0		76.5
February 2013		80.3		77.8		80.3		77.6		80.0		78.0
March 2013		79.7		72.2		79.7		71.8		79.3		73.6
April 2013 (through April 15)		74.6		70.5		74.0		71.0		73.3		71.6

Sources: Santiago Stock Exchange, Electronic Stock Exchange and Valparaiso Stock Exchange—Official Quotation Bulletins and Bloomberg.

(1)	Pesos per share reflect nominal price at trade date.

As previously mentioned in an extraordinary shareholders’ meeting held on October 17, 2012, a capital increase of approximately Ch$250,000 million was approved by our shareholders through the issuance of 3,939,489,442 common shares, labeled “Chile-T” series.

The table below shows, for the periods indicated, the annual, quarterly and monthly high and low closing prices (in nominal Chilean pesos) of the traded shares of our securities, labeled “Chile-T” series, on the Santiago Stock Exchange, the Electronic Stock Exchange and the Valparaiso Stock Exchange:

	Santiago Stock Exchange		Electronic Stock Exchange		Valparaiso Stock Exchange
	Common Stock		Common Stock		Common Stock
	High	Low	High	Low	High	Low
	(Ch$ per share )(1)
Annual Price History
2012	70.9	67.5	70.5	64.0	—	—
2013 (through April 15)	73.9	68.5	74.0	69.2	73.7	70.9

Quarterly Price History
2012
4th Quarter	70.9	67.5	70.5	64.0	—	—
2013
1st Quarter	73.9	70.0	74.0	70.0	73.7	70.9

Monthly Price History
December 2012	70.9	67.5	70.5	64.0	—	—
January 2013	73.0	70.0	73.0	70.0	71.6	70.9
February 2013	73.9	72.0	80.3	77.6	73.7	73.7
March 2013	73.5	70.6	73.5	70.5	—	—
April 2013 (through April 15)	71.3	68.5	71.4	69.2	—	—

Sources: Santiago Stock Exchange, Electronic Stock Exchange and Valparaiso Stock Exchange—Official Quotation Bulletins and Bloomberg.

(1)	Pesos per share reflect nominal price at trade date.

The table below shows the annual, quarterly and monthly high and low closing prices, as reported by the NYSE and Latibex:

	New York Stock Exchange				Latibex
Period	High		Low		High	Low
	(U.S.$ per ADS)(1)				(Euros per Trading Unit)(2)
Annual Price History
2008	U.S.$	58.43	U.S.$	23.50	€37.67	€18.61
2009		53.90		31.85	37.45	22.81
2010		92.50		53.72	68.65	37.33
2011		90.35		66.63	72.60	52.80
2012		99.11		80.33	72.60	58.20
2013 (through April 15)		102.00		89.58	85.80	64.80

Quarterly Price History
2009
1st Quarter		38.05		31.85	29.98	22.81
2nd Quarter		43.50		34.13	30.38	26.05
3rd Quarter		48.39		40.51	32.93	28.90
4th Quarter		53.90		46.07	37.45	31.32
2010
1st Quarter		64.41		53.72	46.93	37.33
2nd Quarter		65.63		56.25	51.60	42.50
3rd Quarter		90.20		61.00	66.30	48.29
4th Quarter		92.50		85.16	68.65	61.00
2011
1st Quarter		90.35		78.37	68.90	55.85
2nd Quarter		89.81		83.00	61.30	54.00
3rd Quarter		90.23		69.85	62.40	53.40
4th Quarter		85.84		66.63	72.60	52.80
2012
1st Quarter		99.11		83.98	72.00	59.40
2nd Quarter		95.27		81.07	71.40	60.00
3rd Quarter		86.55		80.33	72.60	59.40
4th Quarter		97.32		83.50	69.60	58.20
2013
1st Quarter		102.00		89.58	85.80	64.80

Monthly Price History
October 2012		89.25		83.50	67.20	62.40
November 2012		90.22		86.40	64.80	58.20
December 2012		97.32		88.42	69.60	63.00
January 2013		101.00		97.71	85.80	64.80
February 2013		102.00		97.55	78.00	70.20
March 2013		101.19		92.94	76.80	70.20
April 2013 (through April 15)		95.10		89.58	72.60	68.40

Source: Bloomberg.

(1)	One ADS represents 600 shares of common stock.
(2)	One Trading Unit represents 600 shares of common stock.

Item 10	Additional Information

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

We are an open stock (public) corporation and are registered with the Chilean Public Registry of Commerce of Santiago under Page 23,859 Number 18,638 of the year 1996, and authorized to operate as a bank by the Superintendency of Bank and Financial Institutions. The Chilean Corporations Laws, the Securities Market Law and the General Banking Law set forth the rules and requirements for establishing, and operating banks in Chile, as well as shareholder rights in a Chilean bank. Additionally, the operation and the shareholder’s rights are also governed by the bank’s estatutos, which effectively serve as both the articles of incorporation and the bylaws of a company incorporated in the United States. Legal provisions in Chile take precedence over any contrary provision set forth in a corporation estatutos. Both the Chilean Corporations Law and our estatutos provide that legal actions by shareholders against us (or our officers or directors) to enforce their rights as shareholders or by one shareholder against another in their capacity as such are to be brought in Chile in arbitration proceedings.

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

Capitalization

As of April 15, 2013, there are 88,037,813,511 Banco de Chile shares and 3,939,489,442 Banco de Chile-T series shares outstanding of our capital stock. All of such shares are fully paid.

Our shares are no par value and full voting rights. There are no legal restrictions on the payment of dividends from our net income, except that we may only pay a single dividend per year (i.e., interim dividends are not permitted). Under the Chilean Corporations Law and regulations issued thereunder, Chilean public corporations are generally required to distribute at least 30% of their consolidated annual earnings as dividends, except to the extent they have accumulated losses. Previously, a bank was permitted to distribute less than such minimum amount in any given year with approval of the holders of at least two-thirds of the bank’s outstanding stock. In 2006, however, this possibility was eliminated by law. Under the General Banking Law, a Chilean bank may pay dividends upon approval of its shareholders from (i) net earnings of previous fiscal years (i.e., interim dividends are not permitted), (ii) the reserve kept for that purpose or (iii) other funds permitted under Chilean law.

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

Our shareholders’ meetings held in 2012 are:

•

At the ordinary annual shareholders’ meeting held on March 22, 2012 our shareholders’ agreed to the distribution and payment of dividend N° 200, in the amount of CLP$2.984740 per Banco de Chile common share, with a charge to 2011 net distributable income of Banco de Chile.

•

At the extraordinary shareholders’ meeting held on March 22, 2012, our shareholders agreed to issue a stock dividend in connection with the capitalization of 30% of our distributable net income obtained during the fiscal year 2011 by means of the issuance of fully paid-in shares, without par value, with a value of Ch$67.48 per share, which was distributed among the shareholders in the proportion of 0.018956 fully paid-in shares for each share held, subject to the exercise of the options established in article 31 of Law 19,396.

•

At the Extraordinary Shareholders Meeting held on October 17, 2012 our shareholders agreed to increase our capital in the amount of CLP$250,000,000,000 (approximately U.S.$521 million) by means of the issuance of 3,939,489,442 cash shares “Banco de Chile-T series”. These shares have the same rights as all of Banco de Chile’s shares, except that the holders of Banco de Chile T-series shares will not receive dividends or fully paid-in shares in respect of our net distributable earnings for fiscal year 2012. Once any dividends and/or fully paid-in shares are distributed, the Banco de Chile-T shares will automatically convert to Banco de Chile shares. As of the date of filing, all these shares are fully paid.

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

Registrations and Transfers

We act as our own registrar and transfer agent, as is customary among Chilean companies. In the case of jointly owned shares, an attorney-in-fact must be appointed to represent the joint owners in dealings with us

MATERIAL CONTRACTS

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

Cash Dividends and Other Distributions

Cash dividends paid by us with respect to ADSs or shares of common stock held by a foreign holder are subject to a 35.0% Chilean withholding tax, which is withheld and paid over by us, which we refer to as the Chilean withholding tax. A credit against the Chilean withholding tax is available based on the corporate income tax, or the first category tax, actually paid on the taxable income to which the dividend is imputed; however, this credit does not reduce the Chilean withholding tax on a one-for-one basis because it also increases the base on which the Chilean withholding tax is imposed. Distribution of book income in excess of retained taxable income is subject to the Chilean withholding tax, but such distribution is not eligible for the credit since said income is not subject to the first category tax at the corporate level. Finally, the distribution of non-taxable incomes or incomes subject to the first category tax applied as a sole tax are both not subject to Chilean withholding tax. Under Chilean income tax law, for purposes of determining the level of the first category tax paid, dividends generally are assumed to have been paid out of oldest retained taxable profits. The effective rate of withholding tax to be imposed on dividends paid by us will vary depending upon the amount of the first category tax paid by us on the earnings to which the dividends are attributed. In our case, the amount paid as the first category tax is lower than it would be based on our income because the dividends paid to SAOS are considered tax deductible. For reconstruction purposes arising from the earthquake of February 2010, the first category tax rate was increased to 20% for year 2011 and to 18.5% for year 2012, returning on 2013 to its normal tax-rate of 17%. However, for educational improvement purposes, the law 20,630 permanently increased the first category tax rate to 20% since 2012. Independently of the first category tax rate applicable at the corporate level, the effective overall combined rate of Chilean taxes imposed with respect to our distributed profits is 35.0%.

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

Gain recognized on the sale or exchange of shares of common stock (as distinguished from sales or exchanges of ADSs representing such shares of common stock) by a foreign holder will be subject to both the first category tax and the Chilean withholding tax (the first category tax being creditable against the latter) if:

(1) the foreign holder has held such shares of common stock for less than one year from the exchange of ADSs for the shares of common stock,

(2) the foreign holder acquired and disposed of the shares of common stock in the ordinary course of its business or as a regular trader of stock or

(3) the sale is made to a company in which the foreign holder holds an interest (10.0% or more of the shares in the case of open stock corporations).

In this case, as was mentioned, if the gain recognized is subject to general taxation, that is, both the first category tax and the Chilean withholding tax (the first category tax being creditable against the latter), a 20.0% provisional withholding tax would be imposed on the total amount (the sale price without any deduction) paid to, credited to, accounted for, put at the disposal of, or corresponding to the foreign holder. In this case, the foreign holder would be entitled to request a tax refund for any amounts withheld in excess of the taxes actually due, in April of the following year upon filing of its corresponding tax return.

In case of transactions since of January 1, 2013, the above mentioned law (20.630) changed the rule about the provisional withholding tax, applying a 35% of withholding tax rate over the amount remitted abroad (maintaining the credit against the Chilean withholding tax based on the corporate income tax available).

If the transaction does not meet the above 3 conditions mentioned above, the tax to be applied would be equal to the corporate tax rate on the profit as a sole tax and, according to the tax law, a provisional withholding tax equal to the first category tax rate would be applied (18.5% until 08.31.2012 and 20% since September 1, 2012). If the profit subject to taxation cannot be determined, the disposition of shares of common stock will be subject to 5.0% withholding tax on the total amount to be remitted abroad, without any deductions, as a provisional payment of the total tax due.

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

Also, according to article 107 of the Chilean Income Law, gains derived from the sale or transfer of shares of publicly-traded companies organized in Chile that are actively traded in a stock exchange, as defined in the relevant regulation,1 are exempt of taxes in Chile, provided that the following requirements are met:

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

United States Federal Income Tax Considerations

The following discussion is a summary of certain U.S. federal income tax considerations that may be relevant to the acquisition, ownership and disposition of shares of our common stock, as well as the ownership and disposition of ADSs received pursuant to a deposit into the ADR facility of shares of our common stock, by a beneficial owner that is: (i) an individual who is a citizen or resident of the United States; (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia; (iii) an estate the income of which is subject to U.S. federal income tax regardless of its source; or (iv) a trust if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all substantial decisions of the trust (or otherwise if the trust has a valid election in effect under current U.S. Treasury regulations to be treated as a U.S. person). For purposes of this discussion, we refer to these owners of ADSs or shares of our common stock as “U.S. Holders.” If a partnership holds ADSs or shares of our common stock, the tax treatment of a partner generally will depend upon the status of the partner and upon the activities of the partnership. A prospective investor who is a partner of a partnership holding ADSs or shares of our common stock should consult its own tax advisors.

This summary is not a comprehensive discussion of all of the tax considerations that may be relevant to a U.S. Holder’s decision to acquire ADS or shares of our common stock. In particular, this discussion is directed only to U.S. Holders that will hold ADSs or shares of our common stock as capital assets (generally, property held for investment) and it does not address any special U.S. federal income tax consequences that may be applicable to U.S. Holders that are subject to special treatment under the Internal Revenue Code of 1986, as amended (“U.S. Code”), such as banks, brokers or dealers in securities or currencies, traders in securities electing the mark-to-market method of accounting, financial institutions, life insurance companies, tax-exempt entities, regulated investment companies,

[1]	A share is actively traded if (i) at least 25% of the days within the last 180 trading days preceding the day of transaction reaches a minimum for the equivalent in pesos to 1000 UF (MUS$ 46 approximately), or (ii) it has a market maker as defined by the Superintendency of Securities and Insurance.

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

Dividends paid to corporate U.S. Holders with respect to ADSs or shares of our common stock will not be eligible for the dividends received deduction allowed to corporations under the U.S. Code. Under current law, dividends received by certain non-corporate U.S. Holders with respect to ADSs will be subject to U.S. federal income tax at preferential rates if the dividends constitute “qualified dividend income” for U.S. federal income tax purposes. Dividends paid on the ADSs will be treated as qualified dividend income if:

•	the ADSs are readily tradable on an established securities market in the United States; and

•	we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a PFIC.

The ADSs are listed on the NYSE, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Moreover, as discussed below under “—Passive Foreign Investment Companies,” we believe that we will not be treated as a PFIC for U.S. federal income tax purposes with respect to our 2012 and current taxable year, and based on our current expectations regarding the value and nature of our assets, the sources and nature of our income, relevant market and shareholder data and our current business plans, we do not anticipate becoming a PFIC in the future. However, there can be no assurance in this regard because the PFIC determination is made annually and is based on the portion of our assets (including goodwill) and income that is characterized as passive under the PFIC rules and our continued qualification for an exception to the PFIC rules for certain foreign banks.

Based on existing guidance, we do not expect that dividends paid on shares of our common stock will be qualified dividends because shares of our common stock are not readily tradable on an established securities market in the United States and, although a comprehensive income tax treaty between Chile and the United States has been signed, such treaty is not currently in force.

Subject to generally applicable limitations and conditions under the U.S. Code (including a minimum holding period requirement), Chilean income tax withheld from dividends (after taking into account the credit for the first category tax, when it is available) will be treated as a foreign income tax eligible for credit against a U.S. Holder’s U.S. federal income tax liability. If the amount of Chilean income tax initially withheld from a dividend is determined to be in excess of a U.S. Holder’s Chilean tax liability, thereby permitting a U.S. Holder to obtain a refund in respect of such excess tax, such excess tax may not be creditable. Dividends paid on the ADSs or shares of our common stock generally will constitute foreign source income, and for purposes of calculating the foreign tax credit, as “passive category income,” for most U.S. Holders. U.S. Holders are not allowed foreign tax credits for income taxes withheld in respect of certain short-term or hedged positions in securities and may not be allowed foreign tax credits in respect of arrangements in which their expected economic profit is insubstantial. Alternatively, a U.S. Holder may be able to deduct Chilean income taxes paid with respect to dividends on our shares of common stock against its taxable income, assuming such U.S. Holder does not take a credit for any foreign income taxes paid or accrued during the taxable year and certain other conditions are met. U.S. Holders should consult their own advisors concerning the implications of these rules in light of their particular circumstances.

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

Any gain or loss realized by a U.S. Holder on such a sale, exchange or other taxable disposition of shares of our common stock generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes. If Chilean income tax is withheld on such sale, exchange or other taxable disposition (see “Taxation—Chilean Tax Considerations—Capital Gains”), a U.S. Holder generally would not be able to utilize foreign tax credits in respect of such Chilean income tax unless the U.S. Holder has other income from foreign sources, for purposes of the foreign tax credit limitation rules. Alternatively, a U.S. Holder may be able to deduct Chilean income taxes paid with respect to a disposition of shares of our common stock against its taxable income, assuming such U.S. Holder does not take a credit for any foreign income taxes paid or accrued during the taxable year and certain other conditions are met. U.S. Holders should consult their own tax advisors regarding the application of the foreign tax credit limitation rules to their investment in, and disposition of, the shares of our common stock.

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

A U.S. Holder that owns ADSs or shares of our common stock during any taxable year that we are treated as a PFIC would be required to file U.S. IRS Form 8621. U.S. Holders should consult their own tax advisors regarding the application of the PFIC rules to ADSs or shares of our common stock, the availability and advisability of making an election to avoid the adverse tax consequences of the PFIC rules should we be considered a PFIC for any taxable year and the application of the reporting requirements on U.S. IRS Form 8621 to their particular situation.

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

In addition, U.S. Holders should be aware that legislation enacted in 2010 imposes new reporting requirements with respect to the holding of certain foreign financial assets, including stock of foreign issuers, either directly or through certain foreign financial institutions, if the aggregate value of all such assets exceeds U.S.$50,000. U.S. Holders should consult their own tax advisors regarding the application of the information reporting rules to ADSs or shares of our common stock and the application of these reporting requirements to their particular situations.

HOLDERS OF ADSs OR SHARES OF OUR COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE CHILEAN, U.S. FEDERAL INCOME AND OTHER TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF ADSs OR SHARES OF OUR COMMON STOCK, INCLUDING, IN PARTICULAR, THE EFFECT OF ANY NON-U.S., STATE OR LOCAL TAX LAWS.

WHERE TO FIND ADDITIONAL INFORMATION

The materials included in this annual report on Form 20-F, and exhibits thereto, may be inspected and copied at the SEC’s public reference room in Washington, D.C. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The SEC also maintains a website at http://www.sec.gov that contains the same reports and information about us. The reports and information about us can be downloaded from the SEC’s website.

Item 11	Quantitative and Qualitative Disclosures About Market Risk

For quantitative and qualitative information related to market risk, see Note 41 to our audited consolidated financial statements as of and for the year ended December 31, 2012 appearing elsewhere in this annual report.

Item 12	Description of Securities Other Than Equity Securities

Item 12A	Debt Securities

Not Applicable.

Item 12B	Warrants and Rights

Not Applicable.

Item 12C	Other Securities

Not Applicable.

Item 12D	American Depositary Shares

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

Payments by the Depositary

The Depositary has agreed to reimburse us for certain reasonable expenses related to the ADS program, subject to a cap agreed between the Depositary and us. These reimbursable expenses currently include, but are not limited to, legal fees, NYSE listing fees, investor relations servicing, investor related presentations, ADR-related advertising and public relations in those jurisdictions in which the ADRs may be listed or otherwise quoted for trading, and accountants’ fees in relation to our regulatory filings. During the year ended December 31, 2012, such reimbursements totaled U.S.$12,625.08.

PART II

Item 13	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15	Controls and Procedures

(a) Disclosure Controls and Procedures

We have evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures as of December 31, 2012.

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

Management assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2012. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

Based on our assessment and those criteria, management believes that the company maintained effective internal control over financial reporting as of December 31, 2012.

(c) Report of Independent Registered Public Accounting Firm on Internal Controls

Ernst & Young Limitada, the independent registered public accounting firm that has audited our financial statements, has issued an attestation report on our internal control over financial reporting as of December 31, 2011. This attestation report appears on page F-3 of our audited consolidated financial statements as of and for the year ended December 31, 2012.

(d) Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting during 2011 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A	Audit Committee Financial Expert

Our board of directors has determined that Mr. Jorge Awad M., a member of our directors/audit committee who satisfies the independence requirements of both Chilean law and Rule 10A-3 under the Exchange Act, qualifies as an “audit committee financial expert” pursuant to the Instruction to paragraph (a) of Item 16A. Mr. Awad possesses the relevant financial experience because of his oversight of the preparation of financial statements of various companies through his experience detailed in “Item 6. Directors, Senior Management and Employees—Jorge Awad M.”, in particular with LATAM Airlines Group S.A. (an SEC registrant) as a member of their board of director’s committee, where his main duties included the examination of reports of external auditors, balance sheets and other financial statements required by applicable regulations, and also as chairman of the Chilean Bankers Association and his academic background.

Item 16B	Code of Ethics

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

Item 16C	Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent auditors, Ernst & Young Limitada, during the fiscal years ended December 31, 2010, 2011 and 2012:

	Year ended December 31,
	2010		2011		2012
	(in millions of Ch$)

Audit fees	Ch$	549	Ch$	554	Ch$	616
Audit-related fees		123		181		224
Tax fees		—		—		—
Other fees		30		—		—

Total fees	Ch$	702	Ch$	735	Ch$	840

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

“Other fees” in the above table are fees billed by Ernst & Young Limitada related to compensation for research studies during 2010, services rendered in connection with the merger of the subsidiaries Banchile Corredores de Bolsa S.A. and Citibank Agencia de Valores S.A., and IFRS training and services that were specifically required by the Superintendency of Banks during 2010. Other fees were billed neither in 2011 nor in 2012.

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

Item 16D	Exemptions from the Listing Standards for Audit Committees

Mr. Concha serves on our directors/audit committee in reliance upon the exemption from the independence requirements contained in Rule 10A-3(b)(1)(iv)(D). We do not believe that such reliance would materially adversely affect the ability of the directors/audit committee to act independently and to satisfy the other requirements of Rule 10A-3.

Item 16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

We did not make any purchases of our previously issued shares during the fiscal year ended December 31, 2012.

Item 16F	Change in Registrant’s Certifying Accountant

Not Applicable.

Item 16G	Corporate Governance

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

Executive Sessions. Non-management directors must meet regularly in executive sessions without management. Independent directors should meet alone in an executive session at least once a year. §303A.03	There is no similar requirement under our bylaws or under applicable Chilean law.

Audit committee. Audit committee must satisfy the independence and other requirements of Rule 10A-3 under the Exchange Act, and the more stringent requirements under the NYSE standards is required. §§303A.06, 303A.07.	We are in compliance with Rule 10A-3. The members of our directors/audit committee are not required to satisfy the NYSE independence and other audit committee standards that are not prescribed by Rule 10A-3.

Nominating/corporate governance committee. Nominating/corporate governance committee of independent directors is required. The committee must have a charter specifying the purpose, duties and evaluation procedures of the committee. “Controlled companies,” which would include our company if it were a U.S. issuer, are exempt from these requirements. §303A.04	We are not required to have, and do not have, a nominating/corporate governance committee.

Compensation committee. Compensation committee of independent directors is required, which must approve executive officer compensation. The committee must have a charter specifying the purpose, duties and evaluation procedures of the committee. “Controlled companies,” which would include our company if it were a U.S. issuer, are exempt from this requirement. §303A.05	We are not required to have a compensation committee. Pursuant to the Chilean Corporations Law, our directors/audit committee must approve compensation plans.

Equity compensation plans. Equity compensation plans require shareholder approval, subject to limited exemptions.	Equity compensation plans require shareholder approval, subject to limited exemptions.

NYSE Standards	Our Corporate Governance Practice
Code of Ethics. Corporate governance guidelines and a code of business conduct and ethics is required, with disclosure of any waiver for directors or executive officers. §303A.10	We have adopted a code of ethics applicable to all of our executive officers, employees, directors and advisors to our board of directors, a version of which is filed as an exhibit to this Form 20-F. We are required by Item 16B of Form 20-F to disclose any waivers granted to our chief executive officer, chief financial officer, principal accounting officer and persons performing similar functions. Our Code of Ethics sets forth the principles and values that govern personnel conduct as well as other issues such as conflicts of interests, usage of privileged information, internal controls for fraud prevention and labor responsibility.

PART III

Item 17	Financial Statements

Not applicable.

Item 18	Financial Statements

Our audited consolidated financial statements are included in this annual report beginning at page F-1. Our financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Item 19	Exhibits

LIST OF EXHIBITS

Exhibit No.	Exhibit

1.1	Estatutos of Banco de Chile, which serve as our articles of incorporation and bylaws (English translation).*

2.1	Form of Deposit agreement among Banco de Chile, JPMorgan Chase Bank as depositary, and the holders from time to time of ADSs (incorporated by reference to our registration statement on Form F-4 (File No. 333-14020) filed on October 18, 2001).

2.2	Amendment No. 1, dated February 1, 2011, to the Deposit Agreement among Banco de Chile, JPMorgan Chase Bank, N.A. as depositary and holders from time to time of ADSs (incorporated by reference to our registration statement on Form F-6 (Registration No. 333-171999) filed on February 1, 2011).

3.1	Master Joint Venture Agreement between Quiñenco S.A., Citigroup, Inc. and Citibank Overseas Investment Corporation, dated July 19, 2007 (English translation) (filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2007, and incorporated herein by reference).

3.2	Shareholders Agreement between Quiñenco, S.A., Citigroup Chile S.A. and the minority shareholders of LQIF, dated December 27, 2007 (English translation) (filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2007, and incorporated herein by reference).

3.3	Amendment to the Master Joint Venture Agreement between Quiñenco S.A., Citigroup, Inc. and Citibank Overseas Investment Corporation, dated December 19, 2008 (English translation) (filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2008, and incorporated herein by reference).

4.1	Merger Agreement between Banco de Chile and Citibank Chile, dated December 26, 2007 (English translation) (filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2007, and incorporated herein by reference).

4.2	Cooperation Agreement between Banco de Chile and Citigroup Inc., dated December 27, 2007 (English translation) (filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2007, and incorporated herein by reference).

4.3	Global Connectivity Agreement between Banco de Chile and Citigroup Inc., dated December 27, 2007 (English translation) (filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2007, and incorporated herein by reference).

4.4	Asset Purchase Agreement between Banco de Chile and Citibank, N.A., dated December 31, 2007 (English translation) (filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2007, and incorporated herein by reference).

Exhibit No.	Exhibit

4.5	Trademark License Agreement between Banco de Chile and Citigroup Inc., dated December 27, 2007 (English translation) (filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2007, and incorporated herein by reference).

4.6	First Supplementary Agreement to the Cooperation Agreement between Banco de Chile and Citigroup Inc., dated February 27, 2009 (English translation) (filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2008, and incorporated herein by reference).

4.7	First Supplementary Agreement to the Global Connectivity Agreement between Banco de Chile and Citigroup Inc., dated February 27, 2009 (English translation) (filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2008, and incorporated herein by reference).

4.8	Amendment to the Trademark License Agreement between Banco de Chile and Citigroup Inc., dated February 27, 2009 (English translation) (filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2008, and incorporated herein by reference).

4.9	Master Services Agreement between Banco de Chile and Citigroup, Inc., dated September 25, 2009. (filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2009, and incorporated herein by reference).

8.1	List of subsidiaries.*

11.1	Code of Professional Ethics (English translation) (filed as an exhibit to our annual report on Form 20-F (File No. 001-15266 for the year ended December 21, 2010, and incorporated herein by reference).

12.1	Certification under Section 302 of the Sarbanes-Oxley Act of 2002.*

12.2	Certification under Section 302 of the Sarbanes-Oxley Act of 2002.*

13.1	Certification under Section 906 of the Sarbanes-Oxley Act of 2002.*

15.1	Consent of Ernst & Young Limitada.*

*	Filed herewith.

Omitted from the exhibits filed with this annual report are certain instruments and agreements with respect to our long-term debt, none of which authorizes securities in a total amount that exceeds 10% of our total assets. We hereby agree to furnish to the SEC copies of any such omitted instruments or agreements as the SEC requests.

Consolidated Financial Statements

BANCO DE CHILE AND SUBSIDIARIES

December 31, 2011 and 2012

Ch$ or CLP	=	Chilean pesos
MCh$	=	Millions of Chilean pesos
US$ or USD	=	U.S. dollars
ThUS$	=	Thousands of U.S. dollars
JPY	=	Japanese yen
EUR	=	Euro
MXN	=	Mexican pesos
PEN	=	Peruvian nuevo sol
U.F. or CLF	=	Unidad de foment
(The unidad de fomento is an inflation-indexed, Chilean peso denominated monetary unit set daily in advance on the basis of the previous month’s inflation rate).

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Banco de Chile:

We have audited the accompanying consolidated financial statements of Banco de Chile and its subsidiaries (the “Bank”) which comprise the consolidated statements of financial position as of December 31, 2012 and 2011, and the related consolidated statements of comprehensive income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2012. These consolidated financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Banco de Chile and subsidiaries at December 31, 2012 and 2011 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Bank’s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 16, 2013, expressed an unqualified opinion thereon.

ERNST & YOUNG LIMITADA

Santiago, Chile, April 16, 2013

Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting

To the Board of Directors and Shareholders of Banco de Chile:

We have audited Banco de Chile and subsidiaries’ internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Banco de Chile’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, Banco de Chile maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the 2012 consolidated financial statements of Banco de Chile and our report dated April 16, 2013, expressed an unqualified opinion thereon.

ERNST & YOUNG LIMITADA

Santiago, Chile, April 16, 2013.

A member firm of Ernst & Young Global Limited

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As of December 31, 2011 and 2012

(Expressed in millions of Chilean pesos unless otherwise specified)

	Notes	2011 MCh$	2012 MCh$	2012 ThUS$
ASSETS
Cash and due from banks	5	881,146	684,925	1,428,504
Transactions in the course of collection	5	373,639	310,077	646,708
Financial assets held-for-trading	6	269,861	159,682	333,039
Cash collateral on securities borrowed and reverse repurchase agreements	7	47,981	35,100	73,206
Derivative instruments	8	381,055	326,083	680,091
Loans and advances to banks	9	648,425	1,343,322	2,801,681
Loans to customers, net	10	17,023,756	18,383,958	38,342,249
Financial assets available-for-sale	11	1,471,120	1,272,316	2,653,588
Investments in other companies	12	13,196	11,674	24,348
Intangible assets	13	81,026	75,610	157,695
Property and equipment	14	207,888	205,189	427,950
Investment properties	15	17,079	16,698	34,826
Current tax assets	16	—	—	—
Deferred tax assets, net	16	60,025	55,801	116,381
Other assets	17	279,804	317,765	662,742

TOTAL ASSETS		21,756,001	23,198,200	48,383,008

LIABILITIES
Current accounts and other demand deposits	18	4,895,426	5,470,971	11,410,455
Transactions in the course of payment	5	155,424	72,684	151,592
Cash collateral on securities lent and repurchase agreements	7	223,202	226,396	472,180
Saving accounts and time deposits	19	9,282,324	9,612,950	20,049,117
Derivative instruments	8	429,913	380,322	793,213
Borrowings from financial institutions	20	1,690,939	1,108,681	2,312,305
Debt issued	21	2,388,341	3,273,933	6,828,233
Other financial obligations	22	184,785	162,123	338,130
Current tax liabilities	16	3,095	23,189	48,364
Provisions	23	131,344	141,839	295,825
Employee benefits	24	60,634	64,545	134,617
Other liabilities	25	269,905	305,105	636,340

TOTAL LIABILITIES		19,715,332	20,842,738	43,470,371

EQUITY
Attributable to equity holders of the parent:
Capital		1,436,083	1,629,078	3,397,664
Reserves		229,464	296,937	619,303
Other comprehensive income		265	25,769	53,745
Retained earnings:
Retained earnings from previous periods		65,311	65,311	136,215
Income for the year		438,186	478,120	997,184
Less:
Provision for minimum dividends		(128,642)	(139,755)	(291,478)
Non-controlling interest		2	2	4

TOTAL EQUITY	27	2,040,669	2,355,462	4,912,637

TOTAL LIABILITIES AND EQUITY		21,756,001	23,198,200	48,383,008

The accompanying notes 1 to 44 are an

integral part of these consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

for the years ended December 31, 2010, 2011 and 2012

(Expressed in millions of Chilean pesos unless otherwise specified)

	Notes	2010 MCh$	2011 MCh$	2012 MCh$	2012 ThUS$
A. STATEMENT OF INCOME

Interest revenue	28	1,092,003	1,501,684	1,672,766	3,488,781
Interest expense	28	(324,377)	(624,209)	(708,629)	(1,477,942)

Net interest income		767,626	877,475	964,137	2,010,839

Income from fees and commissions	29	342,219	367,966	372,767	777,456
Expenses from fees and commissions	29	(49,957)	(59,193)	(65,510)	(136,630)

Net fees and commissions income		292,262	308,773	307,257	640,826

Net financial operating income	30	17,163	58,101	16,199	33,785
Foreign exchange transactions, net	31	63,762	(7,973)	35,136	73,281
Other operating income	36	23,584	24,735	20,887	43,563

Total operating revenues		1,164,397	1,261,111	1,343,616	2,802,294

Provisions for loan losses	32	(157,651)	(146,925)	(166,420)	(347,091)

OPERATING REVENUES, NET OF PROVISIONS FOR LOAN LOSSES		1,006,746	1,114,186	1,177,196	2,455,203

Personnel expenses	33	(272,737)	(316,991)	(312,065)	(650,854)
Administrative expenses	34	(197,669)	(229,919)	(247,459)	(516,109)
Depreciation and amortization	35	(34,964)	(35,131)	(35,146)	(73,302)
Impairments	35	(1,044)	(631)	(899)	(1,875)
Other operating expenses	37	(37,813)	(30,939)	(39,550)	(82,487)

TOTAL OPERATING EXPENSES		(544,227)	(613,611)	(635,119)	(1,324,627)

NET OPERATING INCOME		462,519	500,575	542,077	1,130,576

Income attributable to associates	12	1,609	3,054	(468)	(976)

Income before income taxes		464,128	503,629	541,609	1,129,600
Income taxes	16	(46,513)	(65,442)	(63,488)	(132,414)

NET INCOME FOR THE YEAR		417,615	438,187	478,121	997,186

Attributable to:
Equity holders of the parent		417,614	438,186	478,120	997,184
Non-controlling interest		1	1	1	2

Net income per share from continued operations attributable to equity holders of the parent:	27	$	$	$	US$
Basic net income per share		4.93	5.04	5.42	0.011
Diluted net income per share		4.93	5.04	5.42	0.011

The accompanying notes 1 to 44 are an

integral part of these consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

for the years ended December 31, 2010, 2011 and 2012

(Expressed in millions of Chilean pesos unless otherwise specified)

	Notes	2010	2011	2012	2012
		MCh$	MCh$	MCh$	ThUS$
B. CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

NET INCOME FOR THE YEAR		417,615	438,187	478,121	997,186

OTHER COMPREHENSIVE INCOME

Net unrealized gains (losses):
Net change in unrealized gains (losses) on available for sale instruments	11	(363)	(9,484)	30,127	62,834
Gains and losses on derivatives held as cash flow hedges	8	—	(485)	1,777	3,706
Cumulative translation adjustment		(45)	68	(58)	(121)

Other comprehensive income before income taxes		(408)	(9,901)	31,846	66,419

Income tax related to other comprehensive income	16	(162)	1,956	(6,343)	(13,230)

Total other comprehensive income items		(570)	(7,945)	25,503	53,189

TOTAL CONSOLIDATED COMPREHENSIVE INCOME		417,045	430,242	503,624	1,050,375

Attributable to:
Equity holders of the parent		417,044	430,241	503,623	1,050,373
Non-controlling interest		1	1	1	2

Comprehensive net income per share from continued operations attributable to equity holders of the parent:		$	$	$	US$
Basic net income per share		4.93	4.95	5.71	0.01
Diluted net income per share		4.93	4.95	5.71	0.01

The accompanying notes 1 to 44 are an

integral part of these consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

for the years ended December 31, 2010, 2011 and 2012

(Expressed in millions of Chilean pesos unless otherwise specified)

			Reserves		Other comprehensive income*			Retained earnings
	Notes	Paid-in capital MCh$	Other reserves MCh$	Reserves from earnings MCh$	Unrealized gains (losses) on available- for- sale MCh$	Cumulative translation adjustment MCh$	Cash flow hedge adjustment MCh$	Retained earnings from previous periods MCh$	Income for the year MCh$	Provision for minimum dividends MCh$	Attributable to equity holders of the parent MCh$	Non-controlling interest MCh$	Total equity MCh$
Balances as of January 1, 2010		1,158,752	99,293	85,914	8,839	(59)	—	65,023	261,744	(78,524)	1,600,982	3	1,600,985
Capitalization of retained earnings		—	—	—	—	—	—	—	—	—	—	—	—
Retention (release) earnings		—	—	(26,925)	—	—	—	—	26,925	—	—	—	—
Dividends distributions and paid	27	—	—	—	—	—	—	—	(288,669)	78,524	(210,145)	(2)	(210,147)
Cumulative translation adjustment		—	—	—	—	(45)	—	—	—	—	(45)	—	(45)
Valuation adjustment on available-for- sale instruments (net)	11	—	—	—	(525)	—	—	—	—	—	(525)	—	(525)
Income for the year		—	—	—	—	—	—	—	417,615	—	417,615	1	417,616
Provision for minimum dividends	27	—	—	—	—	—	—	—	—	(113,559)	(113,559)	—	(113,559)

Balances as of December 31, 2010		1,158,752	99,293	58,989	8,314	(104)	—	65,023	417,615	(113,559)	1,694,323	2	1,694,325

Capitalization of retained earnings		67,217	—	—	—	—	—	—	(67,217)	—	—	—	—
Retention (release) earnings	27	—	—	71,182	—	—	—	—	(71,182)	—	—	—	—
Dividends distributions and paid	27	—	—	—	—	—	—	—	(279,216)	113,559	(165,657)	(1)	(165,658)
Capital increase		210,114	—	—	—	—	—	—	—	—	210,114	—	210,114
Cumulative translation adjustment		—	—	—	—	68	—	—	—	—	68	—	68
Valuation adjustment on available-for-sale instruments (net)	11	—	—	—	(7,618)	—	—	—	—	—	(7,618)	—	(7,618)
Cash flow hedge adjustment, net		—	—	—	—	—	(395)	—	—	—	(395)	—	(395)
Equity adjustment in subsidiary		—	—	—	—	—	—	288	—	—	288	—	288
Income for the year		—	—	—	—	—	—	—	438,186	—	438,186	1	438,187
Provision for minimum dividends	27	—	—	—	—	—	—	—	—	(128,642)	(128,642)	—	(128,642)

Balances as of December 31, 2011		1,436,083	99,293	130,171	696	(36)	(395)	65,311	438,186	(128,642)	2,040,667	2	2,040,669

Capitalization of retained earnings	27	73,911	—	—	—	—	—	—	(73,911)	—	—	—	—
Retention (release) earnings	27	—	—	67,473	—	—	—	—	(67,473)	—	—	—	—
Dividends distributions and paid	27	—	—	—	—	—	—	—	(296,802)	128,642	(168,160)	(1)	(168,161)
Cumulative translation adjustment		—	—	—	—	(58)	—	—	—	—	(58)	—	(58)
Valuation adjustment on available-for-sale instruments (net)	11	—	—	—	24,133	—	—	—	—	—	24,133	—	24,133
Cash flow hedge adjustment, net		—	—	—		—	1,429	—	—	—	1,429	—	1,429
Subscription and payment of shares	27	119,084	—	—	—	—	—	—	—	—	119,084	—	119,084
Income for the year		—	—	—	—	—	—	—	478,120	—	478,120	1	478,121
Provision for minimum dividends	27	—	—	—	—	—	—	—	—	(139,755)	(139,755)	—	(139,755)

Balances as of December 31, 2012		1,629,078	99,293	197,644	24,829	(94)	1,034	65,311	478,120	(139,755)	2,355,460	2	2,355,462

*	As of December 31, 2010, 2011 and 2012 total other comprehensive income is MCh$8,210, MCh$265 and MCh$25,769, respectively.

The accompanying notes 1 to 44 are an

integral part of these consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

for the years ended December 31, 2010, 2011 and 2012

(Expressed in millions of Chilean pesos unless otherwise specified)

		2010	2011	2012	2012
	Notes	MCh$	MCh$	MCh$	ThUS$
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income for the year		417,615	438,186	478,121	997,186
Items that do not represent cash flows:
Depreciation and amortization	35	34,964	35,131	35,146	73,302
Impairment property and equipment	35	1,044	631	899	1,875
Provision for loan losses	32	184,452	193,070	207,748	433,287
Provision financial guarantees	32	5,368	(490)	(366)	(763)
Fair value adjustment of financial assets held-for-trading		(2,433)	(1,242)	931	1,942
Income attributable to associates	12	(1,609)	(3,054)	468	976
Net gain on sales of assets received in lieu of payment	36	(6,440)	(5,918)	(5,674)	(11,834)
Net gain loss on sales of property and equipment		(753)	(1,311)	(318)	(663)
Other charges (credits) to income that do not represent cash flows		10,147	(43,858)	1,721	3,589
(Gain) loss from foreign exchange transactions of other assets and other liabilities		(83,307)	17,296	37,133	77,446
Net changes in interest and fee accruals		(171,273)	(60,589)	40,236	83,918

Changes in assets and liabilities that affect operating cash flows:
(Increase) decrease in loans and advances to banks, net		99,183	(298,023)	(695,376)	(1,450,301)
(Increase) decrease in loans to customers, net		(1,218,628)	(3,013,422)	(1,529,011)	(3,188,961)
(Increase) decrease in financial assets held-for-trading, net		(150,791)	12,027	109,720	228,836
Increase in deferred taxes, net	16	(15,788)	(2,347)	4,224	8,810
Increase in current accounts and other demand deposits		727,613	447,990	576,301	1,201,954
Increase (decrease) in payables from repurchase agreements and security lending		(221,745)	196,821	(15,277)	(31,862)
Increase (decrease) in saving accounts and time deposits		294,017	1,540,523	327,980	684,047
(Increase) decrease in other operating assets and liabilities		(6,701)	83,472	(103)	(215)
Proceeds from sale of assets received in lieu of payment		9,491	10,221	9,510	19,834

Total cash flows from operating activities		(95,574)	(454,886)	(415,987)	(867,597)

CASH FLOWS FROM INVESTING ACTIVITIES:
(Increase) decrease in financial assets available-for-sale		222,706	(316,083)	219,403	457,595
Purchases of property and equipment	14	(22,329)	(22,073)	(17,981)	(37,502)
Proceeds from sales of property and equipment		3,130	1,711	400	834
Purchases of intangible assets		(15,326)	(9,597)	(9,116)	(19,013)
Investments in other companies		(4)	—	(71)	(148)
(Increase) decrease in other assets and liabilities		(60,712)	10,505	(1,227)	(2,559)
Dividends received from investments in other companies	12	984	761	943	1,967

Total cash flows from investing activities		128,449	(334,776)	192,351	401,174

CASH FLOWS FROM FINANCING ACTIVITIES:
Increase (decrease) in borrowings from financial institutions		(20,559)	(7,916)	142,573	297,355
Increase (decrease) in other financial obligations		(18,182)	11,491	(16,512)	(34,438)
Increase (decrease) in borrowings from Central Bank		(155,090)	22,759	(22,793)	(47,538)
Borrowings with Central Bank of Chile (long-term)		100	91	20	42
Payment of borrowings from Central Bank (long-term)		(151)	(106)	(56)	(117)
Long-term foreign borrowings		811,520	805,594	325,247	678,347
Payment of long-term foreign borrowings		(633,835)	(446,448)	(1,013,911)	(2,114,650)
Other long-term borrowings		26,797	3,894	1,526	3,183
Payment of other long-term borrowings		(5,656)	(9,811)	(7,363)	(15,357)
Repayment of mortgage finance bonds		(53,206)	(38,433)	(27,529)	(57,415)
Proceeds from bond issuances	21	592,371	749,586	717,557	1,496,564
Proceeds from commercial papers (short-term bonds)	21	—	—	516,428	1,077,080
Redemption from bond issuances		(322,786)	(109,624)	(389,382)	(812,109)
Subscription and payment of shares	27	—	210,114	119,084	248,366
Dividends paid	27	(288,669)	(279,216)	(296,802)	(619,021)

Total cash flows from financing activities		(67,346)	911,975	48,087	100,292

The accompanying notes 1 to 44 are an

integral part of these consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

for the years ended December 31, 2010, 2011 and 2012

(Expressed in millions of Chilean pesos unless otherwise specified)

		2010	2011	2012	2012
		MCh$	MCh$	MCh$	ThUS$
TOTAL NET POSITIVE (NEGATIVE) CASH FLOWS FOR THE YEAR		(34,471)	122,313	(175,549)	(366,131)
Net effect of exchange rate changes on cash and cash equivalents		(11,691)	7,412	(31,720)	(66,156)
Cash and cash equivalents at beginning of year		1,088,186	1,042,024	1,171,749	2,443,843

Cash and cash equivalents at end of year	5	1,042,024	1,171,749	964,480	2,011,556

Supplemental disclosure of cash flow information:
Cash paid during the year for:
Income taxes paid		29,622	68,672	53,949	112,518
Interest received		983,750	1,356,265	1,614,122	3,366,471
Interest paid		(379,566)	(545,534)	(657,235)	(1,370,753)

The accompanying notes 1 to 44 are an

integral part of these consolidated financial statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	Company Information:

Banco de Chile, resulting from the merger of Banco Nacional de Chile, Banco Agrícola and Banco de Valparaíso, was formed on October 28, 1893 in the city of Santiago, in the presence of the Notary Eduardo Reyes Lavalle.

Banco de Chile (“Banco de Chile” or the “Bank”) is a Corporation organized under the laws of the Republic of Chile, regulated by the Superintendency of Banks and Financial Institutions (“SBIF”). Since 2001 – when the Bank was first listed on the New York Stock Exchange (“NYSE”), in the course of its American Depository Receipt (ADR) program, which is also registered at the London Stock Exchange – Banco de Chile also complies with the regulations published by the United States Securities and Exchange Commission (“SEC”). Banco de Chile’s shares are also listed on the Latinamerican securities market of the Madrid Stock Exchange (“LATIBEX”).

Banco de Chile offers a broad range of banking services to its customers, ranging from individuals to large corporations. The services are managed in large corporate banking, middle and small corporate banking, personal banking services and retail groups. Additionally, the Bank offers international as well as treasury banking services. The Bank’s subsidiaries provide other services including securities brokerage, mutual fund management, factoring, insurance brokerage, financial advisory and securitization.

Banco de Chile’s legal address is Ahumada 251, Santiago, Chile and its website is www.bancochile.cl.

The consolidated financial statements of the Group for the year ended December 31, 2012 were authorized for issuance in accordance with the directors’ resolution on April 16, 2013.

2.	Summary of Significant Accounting Principles:

(a)	Basis of preparation:

The Bank’s consolidated financial statements for the years 2011 and 2012 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB.

The bank presents its statement of financial position broadly in order of liquidity. An analysis regarding recovery or settlement within 12 months after the statement of financial position date (current) and more than 12 months after the statement of financial position date (non–current) is presented in note 39.

The consolidated financial statements comprise the consolidated statement of comprehensive income and the consolidated statements of financial position, changes in equity and cash flows and the related notes. The consolidated financial statements have been prepared under the historical cost convention, except for available-for-sale financial assets, financial assets and financial liabilities designated at fair value through profit or loss and derivative contracts, which have been measured at fair value.

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

When compared to the prior year’s IFRS financial statements, minor reclassifications of certain line items have been made in order to ensure comparability of the information presented for 2012.

(b)	Basis of consolidation:

The financial statements of Banco de Chile as of and for the years ended December 31, 2011 and 2012 have been consolidated with those of its subsidiaries. The financial statements of the bank’s subsidiaries are prepared for the same reporting year as for Banco de Chile, using consistent accounting policies.

(i)	Subsidiaries

Subsidiaries are entities controlled by the Bank, which is the parent of the group. The Bank controls entities when it has the power to govern the financial and operating policies of the entity, generally accompanying a shareholding, either directly or indirectly, of more than one half of the voting rights. The existence of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Bank controls an entity.

The financial statements of the subsidiaries are included in the consolidated financial statements from the date control is obtained until the loss of control. The financial statements have been prepared using uniform accounting policies for similar transactions and other events under equivalent circumstances.

The following table details the entities in which the Bank, directly or indirectly – owns a controlling interest and that are therefore consolidated in these financial statements:

Rut	Subsidiaries	Country	Functional Currency	Interest Owned
				Direct		Indirect		Total
				2011	2012	2011	2012	2011	2012
				%	%	%	%	%	%
44,000,213-7	Banchile Trade Services Limited	Hong Kong	US$	100.00	100.00	—	—	100.00	100.00
96,767,630-6	Banchile Administradora General de Fondos S.A.	Chile		$99.98	99.98	0.02	0.02	100.00	100.00
96,543,250-7	Banchile Asesoría Financiera S.A.	Chile		$99.96	99.96	—	—	99.96	99.96
77,191,070-K	Banchile Corredores de Seguros Ltda.	Chile		$99.83	99.83	0.17	0.17	100.00	100.00
96,894,740-0	Banchile Factoring S.A.	Chile		$99.75	99.75	0.25	0.25	100.00	100.00
96,571,220-8	Banchile Corredores de Bolsa S.A.	Chile		$99.70	99.70	0.30	0.30	100.00	100.00
96,932,010-K	Banchile Securitizadora S.A.	Chile		$99.00	99.00	1.00	1.00	100.00	100.00
96,645,790-2	Socofin S.A.	Chile		$99.00	99.00	1.00	1.00	100.00	100.00
96,510,950-1	Promarket S.A.	Chile		$99.00	99.00	1.00	1.00	100.00	100.00

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

2.	Summary of Significant Accounting Principles, continued:

(b)	Basis of consolidation, continued:

(i)	Subsidiaries, continued

Significant intercompany transactions and balances between the Bank and its subsidiaries and among its subsidiaries have been eliminated for consolidation purposes. Any non-controlling interest is recognized as a separate item within the Bank’s consolidated equity.

(ii)	Investment in Associates

An investment in other company is an entity for which the Bank has significant influence over its operating and financial management policy decisions, but the Bank does not hold a controlling interest. Significant influence is generally presumed when the Bank holds between 20% and 50% of the voting rights. The existence of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Bank has significant influence. Investments in associates are accounted for using the equity method. Other factors considered when determining whether the Bank has significant influence over another entity are the representation on the board of directors and the existence of material intercompany transactions. The existence of these factors could require the application of the equity method for a particular investment even though the Bank holds less than 20% of the voting stock.

According to the equity method, the Bank’s investments in associates are initially recorded at cost, and subsequently increased (or decreased) to reflect both the Bank’s pro rata share of the post-acquisition net income (or loss) of the associate and other movements directly recognized in the associate’s equity. Goodwill arising on the acquisition of an associate is included in the carrying value of the investment (net of any accumulated impairment loss). Since goodwill is not reported separately associates are not tested individually for impairment. Rather, the entire investment is tested for impairment as follows.

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

Special purpose entities (“SPEs”) are generally created to comply with a specific and well-defined objective, such as securitizing specific assets or carrying out a specific loan transaction. A SPE is consolidated if, based on an assessment of its relationship with the Bank and the risks and benefits of the SPE, the Bank concludes that it has control of the SPE. As of December 31, 2011 and 2012, the Bank does not control any SPEs.

(iv)	Investments and mutual funds

The Bank, through its subsidiary Banchile Administradora General de Fondos, manages assets maintained in common investment and mutual funds and other investment products on behalf of investors. The financial statements of these entities are not included in these consolidated financial statements except when the Bank controls the entity. The Bank does not control or consolidate any of these funds.

(c)	Non-controlling interest:

Non-controlling interest represents the share of losses, income and net assets that the Bank does not control, either directly or indirectly. It is presented as a separate item in the Consolidated Statement of Comprehensive Income and the Consolidated Statement of Financial Position.

(d)	Going concern:

The Bank’s management has made an assessment of its ability to continue as a going concern and is satisfied that it has the resources to continue in business for the foreseeable future. Furthermore, management is not aware of any material uncertainties that may cast significant doubt upon the Bank’s ability to continue as a going concern. Therefore, the financial statements continue to be prepared on the going concern basis

(e)	Use of estimates and judgment:

Preparing financial statements requires management to make judgments, estimations and assumptions that affect the application of accounting policies and the valuation of assets, liabilities, income and expenses presented. Real results could differ from these estimated amounts.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

2.	Summary of Significant Accounting Principles, continued:

(e)	Use of estimate and judgment, continued:

Relevant estimates and assumptions are reviewed regularly by senior management in order to quantify certain assets, liabilities, income, expenses and uncertainties. Revisions to accounting estimates are recognized in the year in which the estimate is revised and in any future period that is affected.

Some accounting matters particularly involve uncertainties and therefore require a considerable degree of estimation and critical judgment when applying accounting policies. Details on the use of estimates and judgment and their effect on the amounts recognized in the financial statements are included in the following notes:

•	Impairment of loans (Note 9 and 10)

•	Impairment of other financial assets (Note 11)

•	Useful lives of property, equipment and intangible assets (Notes 13 and 14)

•	Goodwill valuation (Note 13)

•	Deferred taxes and income taxes (Note 16)

•	Provisions (Note 23)

•	Employee benefits (Note 24)

•	Commitments and contingencies (Note 26)

•	Provisions for loan losses (Note 32)

•	Fair value of financial assets and liabilities (Note 39)

(f)	Financial asset and liability valuation criteria:

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

Financial assets or liabilities are initially recognized at fair value plus transaction costs directly attributable to their purchase or issuance, except in the case of financial assets and financial liabilities recorded at fair value through profit or loss.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

2.	Summary of Significant Accounting Principles, continued:

(f)	Financial asset and liability valuation criteria, continued:

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

2.	Summary of Significant Accounting Principles, continued:

(f)	Financial asset and liability valuation criteria, continued:

(iii)	Offsetting

Financial assets and liabilities are offset and the net amount is reported in the Statement of Financial Position if, and only if, the Bank has the legally enforceable right to set off the recognized amounts and there is an intention to settle on a net basis or to realize an asset and settle the liability simultaneously.

Income and expenses are shown net only if accounting standards allow such treatment, or in the case of gains and losses arising from a group of similar transactions, such as the Bank’s trading activities.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

2.	Summary of Significant Accounting Principles, continued:

(f)	Financial asset and liability valuation criteria, continued:

(v)	Fair value measurements, continued

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

The Bank’s fair value disclosures are included in Note 39.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

2.	Summary of Significant Accounting Principles, continued:

(g)	Loans and advances to banks:

Loans and advances to customers include non–derivative financial assets with fixed or determinable payments, such as domestic banks and foreign banks included the Chilean Central Bank.

After initial measurement, amounts Loans and advances to customers are subsequently measured at amortized cost using the EIR (effective interest rate), less allowance for impairment. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees and costs that are an integral part of the EIR. The amortization is included in Interest Revenue in the income statement. The losses arising from impairment are recognized in the income statement in Interest Expense.

(h)	Loans to customers:

(i)	Loan classification

Loans to customers include originated and purchased non-derivative financial assets with fixed or determinable payments that are not quoted on an active market and which the Bank does not intend to sell immediately or in the short-term.

Individual classified loans

An individual analysis of debtors is applied to individuals and companies that are of such significance with respect to size, complexity or level of exposure to the Bank that they must be analyzed in detail.

For purposes of establishing the appropriate allowances, the Bank classifies the debtors and their operations related to loans into one of three categories of loans portfolio: Normal, Substandard and Non-complying Loans.

(i.1)	Normal Loans:

Normal loans correspond to borrowers who are up to date on their payment obligations and show no sign of deterioration in their credit quality.

(i.2)	Substandard Loans:

Substandard loans include all borrowers with insufficient payment capacity or significant deterioration of payment capacity that may be reasonably expected not to comply with all principal and interest payments obligations set forth in the credit agreement.

This category also includes all loans that have been non-performing for more than 30 days.

(i.3)	Non-complying Loans:

The non-complying loans correspond to borrowers whose payment capacity is seriously at risk and who have a high likelihood of filing for bankruptcy or are renegotiating credit terms to avoid bankruptcy. This category comprises all loans outstanding from debtors that have at least one installment payment of interest or principal overdue for 90 days or more.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

2.	Summary of Significant Accounting Principles, continued:

(h)	Loans to customers, continued:

Group classified loans

The group analysis is used to analyze a large number of loans whose individual amounts are not significant. For this analysis, the Bank uses models based on attributes of the debtors and their loans, and on the behavior of a group of loans.

Loans to customers include originated and purchased non-derivative financial assets with fixed or determinable payments that are not quoted on an active market and which the Bank does not intend to sell immediately or in the short-term.

(ii)	Valuation method

Loans are initially measured at cost plus incremental transaction costs, and subsequently measured at amortized cost using the effective interest rate method, except that when the Bank has defined certain loans as hedged items, which are measured at fair value, changes are recorded in the Consolidated Statement of Income.

(iii)	Lease contracts

Accounts receivable relating to leasing contracts, included under the caption “Loans to customers”, correspond to periodic rent installments of contracts which meet the definition to be classified as financial leases and are presented at their nominal value net of unearned interest as of each year-end.

(iv)	Factoring transactions

The Bank and its subsidiary Banchile Factoring S.A. carry out factoring transactions, where they receive invoices and other commercial instruments representative of credit, with or without recourse, and they advance to the assignor a percentage of the total amounts to be collected from the original debtor.

As of December 31, 2011 and 2012, the caption “Loans to customers” includes MCh$589,098 and MCh$606,137 respectively, corresponding to the amount advanced to the assignor plus accrued interest net of payments received.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

2.	Summary of Significant Accounting Principles, continued:

(h)	Loans to customers, continued:

(v)	Impairment of loans

At each year ended date, Banco de Chile and subsidiaries assess whether there is objective evidence that a loan asset or a group of loans is impaired. A loan asset or a group of loans is considered impaired and impairment losses are incurred if:

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

An individual analysis of debtors is applied to individuals and companies that are of such significance with respect to size, complexity or level of exposure to the Bank, that they must be analyzed in detail. All corporate customers are evaluated individually and for commercial customers the cut-off amount for the individual evaluation is MCh$456,815.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

2.	Summary of Significant Accounting Principles, continued:

(h)	Loans to customers, continued:

(v)	Impairment of Loans, continued:

(i)	Allowances for individual evaluations, continued:

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

2.	Summary of Significant Accounting Principles, continued:

(h)	Loans to customers, continued:

(v)	Impairment of Loans, continued:

Loans are written-off when collection efforts have been exhausted, but not later than the following maximum periods:

Type of Loan	Term
Consumer loans – secured and unsecured	6 months
Other transactions – unsecured	24 months
Commercial loans – secured	36 months
Residential mortgage loans	48 months
Consumer leases	6 months
Other non-real estate lease transactions	12 months
Real estate leases (commercial or residential)	36 months

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

(vi)	Renegotiated loans:

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

(vii)	Collateral valuation:

The bank seeks to use collateral, where possible, to mitigate its risks on financial assets. The collateral comes in various forms such as mortgages, pledges, securities, other non-financial assets and credit enhancements. The fair value of collateral is generally assessed, at a minimum, at inception through a certified appraiser. Later, a model updates the collateral value considering factors such as location, collateral type, and observable market value, among others. However, some collateral, for example, securities, is valued daily. To the extent possible, the bank uses active market data for valuing financial assets held as collateral. (See note 41 for further analysis of collateral).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

2.	Summary of Significant Accounting Principles, continued:

(i)	Financial guarantees:

In its ordinary course of business the Bank gives financial guarantees consisting of letters of credit, guarantees and acceptances. Financial guarantees are initially recognized in the financial statements at fair value being the premium received. Subsequent to initial recognition, the Bank’s liability is measured at the higher of the amount originally recognized less, when appropriate, cumulative amortization recognized in the income statement and the best estimate of expenditure required settling the financial obligation arising as the result of the guarantee. The premium received is recognized in the income statement in “Income from Fees and Commissions” on a straight line basis over the guarantee period.

With respect to the provision for financial guarantees, the process to determine the provision is similar to the methodology used for loans. Any loss amounts are recognized as an allowance in the consolidated balance sheet within other liabilities and charged to the consolidated statement of income as a component of the provision for credit losses. For a further description of the allowances for loan losses, see Note 2 (h) to the Consolidated Financial Statements.

(j)	Finance and operating leases:

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

2.	Summary of Significant Accounting Principles, continued:

(k)	Lease transactions:

The Bank acting as lessee

Assets held under finance leases are initially recognized on the balance sheet at an amount equal to the fair value of the leased property or, if lower, the present value of the minimum lease payments. The corresponding liability to the lessor is included in the balance sheet as a finance lease obligation. The discount rate used in calculating the present value of the minimum lease payments is either the interest rate implicit in the lease, if it is practicable to determine, or the incremental borrowing rate. Contingent rentals are recognized as expense in the periods in which they are incurred. As of December 31, 2011 and 2012, the Bank and its subsidiaries have not signed contracts of this nature.

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

(l)	Interest revenue and expense:

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

(m)	Fees and commissions:

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

2.	Summary of Significant Accounting Principles, continued:

(n)	Cash and cash equivalents:

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

(o)	Property and equipment:

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

Estimated useful lives for 2011 and 2012 are as follows:

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

The subsequent expense in software assets is capitalized only when it increases the future economic benefit for the specific asset. All other expenses are capitalized as an expense as incurred.

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

(q)	Collateral repossessed (assets received in lieu of payment):

Assets received in lieu of payment are classified under “Other Assets” and they are recorded at the lower of carrying amount and fair value, less cost to sell. Assets that are determined better to be sold are immediately transferred to assets held for sale at their fair value at the repossession date in line with the Bank’s policy.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

2.	Summary of Significant Accounting Principles, continued:

(r)	Investment Properties:

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

(t)	Presentation and functional currency:

The items included in the financial statements of each of the entities of Banco de Chile and its subsidiaries are valued using the currency of the primary economic environment in which it operates (functional currency). The functional currency of Banco de Chile is the Chilean peso, which is also the currency used to present the entity’s consolidated financial statements.

(u)	Transactions in foreign currency:

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

Assets and liabilities in foreign currencies are shown at their equivalent value in Chilean pesos, calculated using the following exchange rates as of December 31, 2011 and 2012: Ch$519.80 and Ch$479.47 to US$1, Ch$6.75 and Ch$5.57 per JPY1, Ch$674.96 and Ch$634.05 per EUR1.

The gain of MCh$35,136 (loss of MCh$7,973 in 2011) for net foreign exchange income shown in the Consolidated Statement of Comprehensive Income includes recognition of the effects of exchange rates variations on assets and liabilities in foreign currency or indexed to exchange rates, and the result of foreign exchange transactions conducted by the Bank and its subsidiaries.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

2.	Summary of Significant Accounting Principles, continued:

(v)	Derivative instruments:

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

2.	Summary of Significant Accounting Principles, continued:

(v)	Derivative instruments, continued:

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

(w)	Financial assets held-for-trading:

Financial assets held-for-trading are securities acquired in order to generate profits from short-term price fluctuations or as a result of brokerage activities, or which are part of a portfolio on which a short-term profit-generating pattern exists. In this item are included mainly Central Bank bonds and deposits from domestic banks.

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

(x)	Financial assets held to maturity and available-for-sale:

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

Interest and indexations of financial assets held to maturity and available-for-sale are included in the line item “Interest revenue”. Dividends earned whilst holding available–for–sale financial investments are recognized in the income statement as “Other operating income” when the right to receive the payment has been established.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

2.	Summary of Significant Accounting Principles, continued:

(x)	Financial assets held to maturity and available-for-sale, continued:

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

As of December 31, 2011 and 2012, the Bank does not hold held to maturity instruments.

(y)	Debt issued and other financial liabilities:

Financial instruments issued by the Bank, which are not designated at fair value through profit and loss, are classified under “Debt issued”, where the substance of the contractual arrangement results in the Bank having an obligation either to deliver cash or another financial asset to the holder, or to satisfy the obligation other than by the exchange of a fixed amount of cash or another financial asset for a fixed number of equity shares.

After initial measurement, debt issued is subsequently measured at amortized cost using the effective interest rate. Amortized cost is calculated by taking into account any discount or premium on the issue and costs that are an integral part of the effective interest rate.

The Bank applies the same accounting policies for its other financial liabilities.

(z)	Securities lending and borrowed:

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

2.	Summary of Significant Accounting Principles, continued:

(aa)	Customer loyalty programs:

The Bank maintains a customer loyalty program as an incentive to its clients. The scheme grants its customers certain points depending on the value of credit card purchases they make. The collected points can be used to obtain services from a third party. In accordance with IFRIC 13 the costs which the Bank incurs providing this incentive are recognized at fair value when the corresponding revenue is recognized, considering the probabilities of being used by the customers to obtain the third party’s service. The points collected cannot be used to obtain services directly from the Bank.

(ab)	Provisions and contingent liabilities:

Provisions are liabilities involving uncertainty about their amount or maturity. They are recorded in the Statement of Financial Position when the following requirements are jointly met:

(i)	a present obligation has arisen from a past event and,

(ii)	as of the date of the financial statements it is likely that the Bank or its subsidiaries have to disburse resources to settle the obligation and,

(iii)	the amount can be reliably measured.

A contingent asset or liability is any right or obligation arisen from past events whose existence will be confirmed by one or more uncertain future events which are not within the control of the Bank. Contingent assets and liabilities are not recognized in the Statement of Financial Position.

(ac)	Provision for minimum dividends:

The Bank records within liabilities the portion of net income for the year that should be distributed to comply with the Corporations Law. For these purposes, the Bank establishes a provision in a complementary equity account within retained earnings.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

2.	Summary of Significant Accounting Principles, continued:

(ad)	Employee benefits:

(i)	Staff vacations

The annual costs of vacations and staff benefits are recognized on an accrual basis.

(ii)	Short-term benefits

The Bank has a yearly bonus plan for its employees based on their ability to meet objectives and their individual contribution to the Bank’s results, consisting of a given number or portion of monthly salaries. It is provisioned for based on the estimated amount to be distributed.

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

Obligations for this defined benefit plan are valued according to the projected unit credit actuarial valuation method, using inputs such as staff turnover rates, expected growth in wages and the probability that this benefit will be used, discounted at current long-term rates (6.04% as of December 31, 2011 and 5.50% as of December 31, 2012). The discount rate used corresponds to the return on bonds of the Central Bank with maturity in 5 years.

Actuarial gains and losses are recognized as income or expense at the end of each reporting period. There is no past service costs that would have to be recognized by the Bank.

(ae)	Equity reserves:

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

Cumulative translation adjustment:

This item is used to record exchange differences arising from the translation of the net investment in foreign operations.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

2.	Summary of Significant Accounting Principles, continued:

(af)	Earnings per share:

Basic earnings per share is determined by dividing net income for the year attributable to the Bank by the average weighted number of shares in circulation during that year.

Diluted earnings per share is determined in a similar manner as basic earnings per share, but the average weighted number of shares in circulation is adjusted to account for the dilutive effect of stock options, warrants and convertible debt. As of December 31, 2011 and 2012, the Bank does not have any instruments or contracts that could cause dilutions. Therefore, no adjustments have been made.

(ag)	Segment reporting:

The Bank’s operating segments are defined based on its different business units, considering the following factors:

(i)	That it develops business activities from which income is obtained and expenses are incurred (including income and expenses relating to transactions with other components of the same entity).

(ii)	That its operating results are reviewed regularly by the entity’s highest decision-making authority for operating decisions, to decide about resource allocation for the segment and evaluate its performance; and

(iii)	That separate financial information is available.

(ah)	Identifying and measuring impairment:

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

2.	Summary of Significant Accounting Principles, continued:

(ah)	Identifying and measuring impairment. continued:

Financial assets (other than loans), continued

In the case of equity investments classified as available-for-sale financial assets, objective evidence includes a significant or prolonged decline in the fair value of the investment below cost. The bank considers ‘significant’ generally as 20% and ‘prolonged’ generally as more than 6 months. In the case of debt securities classified as available-for-sale financial assets, the Bank assesses whether there exists objective evidence for impairment based on the same criteria as for loans.

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

Individually significant financial assets are individually examined to determine impairment. Remaining financial assets are collectively evaluated in groups that share similar credit risk characteristics. Both criteria are similar as those described in Note 2(h) Loans to customer to determine impairment individually and group.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

2.	Summary of Significant Accounting Principles, continued:

(ah)	Identifying and measuring impairment, continued:

Non-financial assets

The Bank assesses at each reporting date and on an ongoing basis whether there is an indication that an asset may be impaired. If any indication exists, or if annual impairment testing for an asset is required, the Bank estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or cash-generating unit’s (“CGU”) fair value less costs to sell and its value in use. Where the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated cash flows are discounted to their present value using a pre-tax discount rate that reflects the current market assessments of the time value of money and risks specific to the asset. In determining fair value less costs to sell, an appropriate valuation model is used. These calculations are corroborated by valuation multiples, share prices and other available fair value indicators.

For assets, excluding goodwill, impairment losses recognized in prior years are assessed at each reporting date in case there are any indications that the loss has decreased or disappeared. A previously recognized impairment is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment was recognized. An impairment loss is reversed only to the extent that the book value of the asset does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized. Such reversal is recognized in the income statement.

Impairment losses relating to goodwill cannot be reversed in future periods.

(ai)	Fiduciary activities:

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

The accounting policies adopted are consistent with those of the previous financial year. Amendments resulting from Improvements to IFRSs to the following standards did not have any impact on the accounting policies, financial position or performance of the Bank:

•

IFRS 7 Financial Instruments: Disclosures (amendment) – The amendment provides enhanced disclosures for transferred financial assets that are derecognized in their entirety and transferred assets that are not derecognized in their entirety. The effective date is for annual periods beginning on or after July 1, 2011.

•	IAS 12 Income Taxes (Amendment) – Deferred Taxes: Recovery of Underlying Assets

•	IFRS1 First – Time Adoption of International Financial Reporting Standards (Amendment) – Severe Hyperinflation and Removal of Fixed Dates for First-Time Adopter

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

4.	Segment Reporting:

For management purposes, we have organized our operations and commercial strategies into four business segments, which are defined in accordance with the type of products and services offered to target customers. These business segments are currently defined as follows:

Retail:	This segment focuses on individuals and small and medium-sized companies with annual sales up to Ch$1,500 million, where the product offering focuses primarily on consumer loans, commercial loans, checking accounts, credit cards, credit lines and mortgage loans.

Wholesale:	This segment focuses on corporate clients and large companies whose annual revenue exceeds Ch$1,500 million, where the product offering focuses primarily on commercial loans, checking accounts and liquidity management services, debt instruments, foreign trade, derivative contracts and leases.

Treasury and money market operations:

This segment focuses on managing the Bank’s balance sheet (including currencies, maturities and interest rates) and liquidity, including financial instrument and currency trading on account of the Bank itself.

Transactions on behalf of customers carried out by the Treasury are reflected in the respective aforementioned segments. These products are highly transaction-focused such as foreign exchange transactions, derivatives and financial instruments in general.

Subsidiaries:	Corresponds to companies controlled by the Bank, whose operations and financial results are managed individually by the respective subsidiary. The companies that comprise this segment are:

• Banchile Trade Services Limited

• Banchile Administradora General de Fondos S.A.

• Banchile Asesoría Financiera S.A.

• Banchile Corredores de Seguros Ltda.

• Banchile Factoring S.A.

• Banchile Corredores de Bolsa S.A.

• Banchile Securitizadora S.A.

• Socofin S.A.

• Promarket S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

4.	Segment Reporting, continued:

The financial information used to measure the performance of the Bank’s business segments is not necessarily comparable with similar information from other financial institutions because it is based on internal reporting policies. The accounting policies used to prepare the Bank’s operating segment information are similar to those described in Note 2, “Summary of Significant Accounting Principles”, except as noted below:

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

•

For purposes of allocation the effect of funding through capital and reserves, the internal performance profitability system considers capital allocation in each segments in accordance with Basel Guidelines.

•

In addition to direct costs (consisting mainly of labor and administrative expenses), the Bank allocates all of its indirect operating costs to each business segment by utilizing different cost drivers to allocate such costs to the specific segment.

•

The Bank applies local banking regulator accounting principles when measuring and recording its allowance for loan losses, assets received in lieu of payments, minimum dividend allowances and some other minor items for internal reporting purposes. These accounting policies differ in some significant aspects from IFRS.

The Bank obtains the majority of its income from interest, indexations and fees, less the associated credit costs and expenses. Management primarily bases its evaluation of segment performance and decision-making regarding goals and the allocation of resources for each unit on these concepts. Even though the results of the segments reconcile with those of the Bank at the consolidated level, differences may exist in each segments’ results due to the different measurement concepts indicated above.

The Bank did not enter into transactions with any particular customer or third party that collectively generated more than 10% of the Bank’s total income in 2011 and 2012.

The Bank carries out its business operations in Chile.

Transfer pricing between operating segments is conducted on an arm’s length basis in a manner similar to transactions with unaffiliated third parties.

Taxes are managed at the consolidated level and are not allocated to business segments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

4.	Segment Reporting, continued:

	As of December 31, 2010
	Retail MCh$	Wholesale MCh$	Treasury MCh$	Subsidiaries MCh$	Subtotal MCh$	Reclassifications and adjustments to conform IFRS MCh$	Note	Total MCh$
Net interest income	517,459	218,348	21,997	10,144	767,948	(322)		767,626
Net fees and commissions income	145,316	40,955	(367)	117,561	303,465	(11,203)		292,262
Other operating income	9,752	21,755	56,093	22,607	110,207	(5,698)		104,509

Total operating revenue	672,527	281,058	77,723	150,312	1,181,620	(17,223)	(1)	1,164,397
Provisions for loan losses	(133,823)	(71,647)	—	(3,120)	(208,590)	50,939	(2)	(157,651)
Depreciation and amortization	(18,625)	(6,630)	(3,349)	(1,940)	(30,544)	(4,420)	(3)	(34,964)
Other operating expenses	(339,197)	(95,344)	(9,512)	(83,320)	(527,373)	18,110	(4)	(509,263)
Income attributable to associates	1,233	388	—	305	1,926	(317)		1,609

Income before income taxes	182,115	107,825	64,862	62,237	417,039	47,089		464,128
Income taxes					(38,509)	(8,004)	(5)	(46,513)

Income after income taxes					378,530	39,085		417,615

Assets	7,198,879	7,547,025	2,902,332	845,837	18,494,073	(278,650)		18,215,423
Current and deferred taxes					88,231	(27,190)		61,041

Total assets					18,582,304	(305,840)	(6)	18,276,464

Liabilities	5,459,085	7,812,367	3,277,059	629,666	17,178,177	(596,038)		16,582,139
Current and deferred taxes					—	—		—

Total liabilities					17,178,177	(596,038)	(7)	16,582,139

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

4.	Segment Reporting, continued:

Reclassifications and adjustments to conform IFRS

(1)	The total effect due to the elimination adjustments to conform the total operating revenue is MCh$(12,275). The total effect of IFRS adjustments is MCh$(4,948), which mainly stems from the reclassification of allowances for loan losses and amortization of fair value loans from Citibank Chile.

(2)	The total effect relates to IFRS adjustments of MCh$50,939, which mainly stem from differing allowances for loan losses.

(3)	The total effect relates to IFRS adjustments of MCh$(4,420), which stem from the amortization of intangibles and depreciation of property and equipment from Citibank Chile.

(4)	The total effect due to the elimination adjustments to conform other operating expenses is MCh$12,838. The total effect of IFRS adjustments is MCh$5,272, which mainly stems from deviating provision for loan losses.

(5)	The total effect relates to IFRS adjustments of MCh$(8,004), which stem from deferred taxes.

(6)	The total effect due to the elimination adjustments to conform the consolidated financial position data in assets is MCh$(375,552). The total effect of IFRS adjustments in assets is MCh$69,712, which mainly stems from deviating allowances for loan losses, the acquisition of Citibank Chile and deferred taxes effects.

(7)	The total effect due to the elimination adjustments to conform the consolidated financial position data in liabilities is MCh$(375,552). The total effect of IFRS adjustments in liabilities is MCh$(220,486), which mainly stems from providing for minimum dividends and differing allowances for loan losses.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

4.	Segment Reporting, continued:

	As of December 31, 2011
	Retail MCh$	Wholesale MCh$	Treasury MCh$	Subsidiaries MCh$	Subtotal MCh$	Reclassifications and adjustments to conform IFRS MCh$	Note	Total MCh$
Net interest income	589,040	247,471	20,460	4,204	861,175	16,300		877,475
Net fees and commissions income	169,296	33,342	(536)	116,955	319,057	(10,284)		308,773
Other operating income	15,478	1,181	11,508	27,511	55,678	19,185		74,863

Total operating revenue	773,814	281,994	31,432	148,670	1,235,910	25,201	(1)	1,261,111
Provisions for loan losses	(111,242)	(10,541)	(964)	(2,093)	(124,840)	(22,085)	(2)	(146,925)
Depreciation and amortization	(21,174)	(6,299)	(1,718)	(1,520)	(30,711)	(4,420)	(3)	(35,131)
Other operating expenses	(377,165)	(123,355)	(8,486)	(86,259)	(595,265)	16,785	(4)	(578,480)
Income attributable to associates	2,252	710	—	338	3,300	(246)		3,054

Income before income taxes	266,485	142,509	20,264	59,136	488,394	15,235		503,629
Income taxes					(59,588)	(5,854)	(5)	(65,442)

Income after income taxes					428,806	9,381		438,187

Assets	8,416,826	9,268,380	3,415,922	1,069,135	22,170,263	(474,287)		21,695,976
Current and deferred taxes					89,974	(29,949)		60,025

Total assets					22,260,237	(504,236)	(6)	21,756,001

Liabilities	6,468,025	8,983,599	4,214,432	855,006	20,521,062	(805,730)		19,715,332
Current and deferred taxes					—	—		—

Total liabilities					20,521,062	(805,730)	(7)	19,715,332

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

4.	Segment Reporting, continued:

Reclassifications and adjustments to conform IFRS

(1)	The total effect due to the elimination adjustments to conform the total operating revenue is MCh$31,822. The total effect of IFRS adjustments is MCh$(6,621), which mainly stems from the reclassification of allowances for loan losses and amortization of fair value loans from Citibank Chile.

(2)	The total effect relates to IFRS adjustments of MCh$(22,085), which mainly stem from differing allowances for loan losses.

(3)	The total effect relates to IFRS adjustments of MCh$(4,420), which stem from the amortization of intangibles and depreciation of property and equipment from Citibank Chile.

(4)	The total effect due to the elimination adjustments to conform other operating expenses is MCh$12,128. The total effect of IFRS adjustments is MCh$4,657, which represents reversal of write-offs of assets received in lieu of payments.

(5)	The total effect relates to IFRS adjustments of MCh$(5,854), which stem from deferred taxes.

(6)	The total effect due to the elimination adjustments to conform the consolidated financial position data in assets is MCh$(547,005). The total effect of IFRS adjustments in assets is MCh$42,769, which mainly stems from deviating allowances for loan losses, the acquisition of Citibank Chile and deferred taxes effects.

(7)	The total effect due to the elimination adjustments to conform the consolidated financial position data in liabilities is MCh$(547,005). The total effect of IFRS adjustments in liabilities is MCh$(258,725), which mainly stems from providing for minimum dividends and differing allowances for loan losses.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

4.	Segment Reporting, continued:

	As of December 31, 2012
	Retail MCh$	Wholesale MCh$	Treasury MCh$	Subsidiaries MCh$	Subtotal MCh$	Reclassifications and adjustments to conform IFRS MCh$	Note	Total MCh$
Net interest income	664,861	252,009	18,356	6,177	941,403	22,734		964,137
Net fees and commissions income	178,569	36,130	(512)	104,490	318,677	(11,420)		307,257
Other operating income	16,628	32,865	14,746	31,857	96,096	(23,874)		72,222

Total operating revenue	860,058	321,004	32,590	142,524	1,356,176	(12,560)	(1)	1,343,616
Provisions for loan losses	(179,524)	(6,751)	(21)	(1,894)	(188,190)	21,770	(2)	(166,420)
Depreciation and amortization	(20,883)	(7,284)	(1,204)	(1,586)	(30,957)	(4,189)	(3)	(35,146)
Other operating expenses	(405,154)	(110,081)	(8,960)	(92,804)	(616,999)	17,026	(4)	(599,973)
Income attributable to associates	(288)	(228)	(18)	305	(229)	(239)		(468)

Income before income taxes	254,209	196,660	22,387	46,545	519,801	21,808		541,609
Income taxes					(53,950)	(9,538)	(5)	(63,488)

Income after income taxes					465,851	12,270		478,121

Assets	9,666,888	9,325,032	3,746,908	1,123,750	23,862,578	(720,179)		23,142,399
Current and deferred taxes					99,506	(43,705)		55,801

Total assets					23,962,084	(763,884)	(6)	23,198,200

Liabilities	7,548,472	8,978,963	4,495,605	908,796	21,931,836	(1,112,287)		20,819,549
Current and deferred taxes					23,189	—		23,189

Total liabilities					21,955,025	(1,112,287)	(7)	20,842,738

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

4.	Segment Reporting, continued:

Reclassifications and adjustments to conform IFRS

(1)	The total effect due to the elimination adjustments to conform the total operating revenue is MCh$(14,137). The total effect of IFRS adjustments is MCh$1,577, which mainly stems from the reclassification of allowances for loan losses, amortization of fair value loans from Citibank Chile and embedded derivatives.

(2)	The total effect relates to IFRS adjustments of MCh$21,770, which mainly stem from differing allowances for loan losses.

(3)	The total effect relates to IFRS adjustments of MCh$(4,189), which stem from the amortization of intangibles and depreciation of property and equipment from Citibank Chile.

(4)	The total effect due to the elimination adjustments to conform other operating expenses is MCh$14,137. The total effect of IFRS adjustments is MCh$2,889, which represents reversal of write-offs of assets received in lieu of payments.

(5)	The total effect relates to IFRS adjustments of MCh$(9,538), which stem from deferred taxes.

(6)	The total effect due to the elimination adjustments to conform the consolidated financial position data in assets is MCh$(731,339). The total effect of IFRS adjustments in assets is MCh$(32,545), which mainly stems from deviating allowances for loan losses, the acquisition of Citibank Chile and deferred taxes effects.

(7)	The total effect due to the elimination adjustments to conform the consolidated financial position data in liabilities is MCh$(731,339). The total effect of IFRS adjustments in liabilities is MCh$(380,943), which mainly stems from providing for minimum dividends and differing allowances for loan losses.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

5.	Cash and Cash Equivalents:

(a)	Details of cash and cash equivalents and its reconciliation to the statement of cash flows at each period are as follows:

	2011 MCh$	2012 MCh$
Cash and due from banks:
Cash	346,169	400,249
Current account with the Central Bank	139,328	67,833
Deposits in other domestic banks	106,656	15,295
Deposits abroad	288,993	201,548

Subtotal – Cash and due from banks	881,146	684,925

Transactions in the course of collection	218,215	237,393
Highly liquid financial instruments (shown in other assets)	31,910	33,042
Repurchase agreements	40,478	9,120

Total cash and cash equivalents	1,171,749	964,480

Amounts in cash and Central Bank deposits are regulatory reserve deposits for which the Bank must maintain a certain monthly average.

(b)	Transactions in the course of collection

Transactions in the course of collection are transactions for which the only remaining step is settlement, which will increase or decrease the funds in the Central Bank or in foreign banks, normally occurring within 12 to 24 business hours and are detailed as follows:

	2011 MCh$	2012 MCh$
Assets
Documents drawn on other banks (clearing)	185,342	249,019
Funds receivable	188,297	61,058

Total transactions in the course of collection	373,639	310,077

Liabilities
Funds payable	(155,424)	(72,684)

Total transactions in the course of payment	(155,424)	(72,684)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

6.	Financial Assets Held-for-Trading:

The details of financial instruments classified as held-for-trading are as follows:

	2011 MCh$	2012 MCh$
Instruments issued by the Chilean Government and Central Bank:
Central Bank bonds	66,243	25,585
Central Bank promissory notes	4,657	3,068
Other instruments issued by the Chilean Government and Central Bank	6,942	43,726

Other instruments issued in Chile
Mortgage bonds from domestic banks	61	22
Bonds from domestic banks	585	—
Deposits in domestic banks	191,003	87,093
Other instruments issued in Chile	370	188
Instruments issued by foreign institutions
Other instruments issued abroad	—	—

Total	269,861	159,682

Instruments issued by the Chilean Government and Central Bank include instruments sold under agreements to repurchase to customers and financial institutions, null in 2012 (MCh$29,811 in 2011).

“Other instruments issued in Chile” include instruments sold under repurchase agreements with customers and financial instruments amounting to MCh$86,863 as of December 31, 2012 (MCh$152,431 in 2011).

Repurchase agreements have an average expiration of 11 days as of December 31, 2012 (7 days in 2011).

Additionally, the Bank holds financial investments in mortgage finance bonds issued by itself in the amount of MCh$51,154 as of December 31, 2012 (MCh$64,929 in 2011), which are presented as a reduction of the liability line item “Debt issued.”

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

7.	Cash collateral on securities and reverse repurchase agreements:

(a)	The Bank provides financing to its customers through “Receivables from Repurchase Agreements and Security Borrowing”, in which the financial instrument serves as collateral. As of December 31, 2011 and 2012, the Bank has the following receivables resulting from such transactions:

	Up to 1 month		Over 1 month and up to 3 month		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total
	2011 MCh$	2012 MCh$	2011 MCh$	2012 MCh$	2011 MCh$	2012 MCh$	2011 MCh$	2012 MCh$	2011 MCh$	2012 MCh$	2011 MCh$	2012 MCh$	2011 MCh$	2012 MCh$
Instruments issued by the Chilean Governments and Central Bank
Central Bank bonds	10,021	—	—	—	—	—	—	—	—	—	—	—	10,021	—
Other instruments issued by the Chilean Government and Central Bank	—	582	—	—	—	—	—	—	—	—	—	—	—	582

Other Instruments Issued in Chile
Other instruments issued in Chile	30,191	7,756	6,270	855	1,499	25,907	—	—	—	—	—	—	37,960	34,518

Total	40,212	8,338	6,270	855	1,499	25,907	—	—	—	—	—	—	47,981	35,100

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

7.	Cash collateral on securities and reverse repurchase agreements, continued:

(b)	The Bank obtains financing by selling financial instruments and committing to repurchase them at future dates, plus interest at a prefixed rate. As of December 31, 2011 and 2012, the Bank has the following payables resulting from such transactions:

	Up to 1 month		Over 1 month and up to 3 month		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total
	2011 MCh$	2012 MCh$	2011 MCh$	2012 MCh$	2011 MCh$	2012 MCh$	2011 MCh$	2012 MCh$	2011 MCh$	2012 MCh$	2011 MCh$	2012 MCh$	2011 MCh$	2012 MCh$
Instruments issued by the Chilean Governments and Central Bank
Central Bank bonds	49,025	—	—	—	—	—	—	—	—	—	—	—	49,025	—
Central Bank promissory notes	1,139	—	—	—	—	—	—	—	—	—	—	—	1,139	—
Other instruments issued by the Chilean Government and Central Bank	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Other Instruments Issued in Chile
Deposit promissory notes from domestic banks	168,414	219,526	4,553	1,603	71	—	—	—	—	—	—	—	173,038	221,129
Bonds from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments issued abroad	—	5,267	—	—	—	—	—	—	—	—	—	—	—	5,267

Total	218,578	224,793	4,553	1,603	71	—	—	—	—	—	—	—	223,202	226,396

(c)	Securities given (sales):

The carrying amount of securities lent and of “Payables from Repurchase Agreements and Security Lending” at December 31, 2012 is Ch$266,395 million (Ch$221,528 million in 2011). The counterparty is allowed to sell or repledge those securities in the absence of default by the Bank.

(d)	Securities received (purchases):

As part of reverse repurchase and securities borrowing agreements the Bank has received securities that it is allowed to sell or repledge in the absence of default by the owner. At December 31, 2012 the Bank held securities with a fair value of Ch$34,865 million (Ch$47,022 million in 2011) on such terms. The Bank has an obligation to return the securities to its counterparties.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

8.	Derivative Instruments and Accounting Hedges:

(a)	As of December 31, 2011 and 2012, the Bank’s portfolio of derivative instruments is detailed as follows:

	As of December 31, 2011 Notional amount of contract with final expiration date in							Fair value
	Up to 1 month MCh$	Over 1 month and up to 3 months MCh$	Over 3 months and up to 12 months MCh$	Over 1 year and up to 3 years MCh$	Over 3 years and up to 5 years MCh$	Over 5 years MCh$	Total Notional amount contract MCh$	Asset MCh$	Liability MCh$
Derivatives held for hedging of fair value
Cross currency swap	—	—	—	13,376	17,260	125,952	156,588	—	11,148
Interest rate swap	—	—	—	15,750	25,108	184,784	225,642	—	27,273

Total derivatives held for hedging purposes	—	—	—	29,126	42,368	310,736	382,230	—	38,421

Derivatives held as cash flow hedges
Interest rate swap and cross currency swap	57,128	—	—	55,940	—	—	113,068	—	1,514

Total Derivatives held as cash flow hedges	57,128	—	—	55,940	—	—	113,068	—	1,514

Derivatives held-for-trading purposes
Currency forward	3,673,409	2,376,646	4,107,029	328,970	28,080	—	10,514,134	121,133	115,797
Cross currency swap	133,883	145,791	1,065,272	1,497,511	685,216	891,617	4,419,290	181,092	174,984
Interest rate swap	200,243	506,595	1,473,712	1,620,359	621,418	584,082	5,006,409	77,589	97,992
Call currency options	11,072	34,671	46,262	—	—	—	92,005	1,239	1,149
Put currency options	468	988	3,119	—	—	—	4,575	2	35
Others	—	—	—	—	—	672,384	672,384	—	21

Total derivatives held-for-trading purposes	4,019,075	3,064,691	6,695,394	3,446,840	1,334,714	2,148,083	20,708,797	381,055	389,978

Total	4,076,203	3,064,691	6,695,394	3,531,906	1,377,082	2,458,819	21,204,095	381,055	429,913

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

8.	Derivative Instruments and Accounting Hedges, continued:

	As of December 31, 2012 Notional amount of contract with final expiration date in							Fair value
	Up to 1 month MCh$	Over 1 month and up to 3 months MCh$	Over 3 months and up to 12 months MCh$	Over 1 year and up to 3 years MCh$	Over 3 years and up to 5 years MCh$	Over 5 years MCh$	Total Notional amount contract MCh$	Asset MCh$	Liability MCh$
Derivatives held for hedging of fair value
Cross currency swap	—	—	—	31,388	41,558	74,626	147,572	—	10,332
Interest rate swap	—	—	—	27,570	17,790	116,387	161,747	—	21,311

Total derivatives held for hedging purposes	—	—	—	58,958	59,348	191,013	309,319	—	31,643

Derivatives held as cash flow hedges
Interest rate swap and cross currency swap	151,913	—	—	55,382	14,083	78,861	300,239	22	2,055

Total Derivatives held as cash flow hedges	151,913	—	—	55,382	14,083	78,861	300,239	22	2,055

Derivatives held-for-trading purposes
Currency forward	4,232,707	2,520,175	3,264,669	191,519	2,458	65	10,211,593	66,752	81,790
Cross currency swap	69,220	199,338	1,034,040	1,721,408	719,073	1,026,518	4,769,597	177,403	166,182
Interest rate swap	353,133	905,870	3,298,276	3,540,462	1,505,936	1,650,103	11,253,780	81,093	97,870
Call currency options	30,306	20,938	46,686	4,795	—	—	102,725	472	395
Put currency options	26,009	15,288	25,980	—	—	—	67,277	341	387
Others	—	—	—	—	—	—	—	—	—

Total derivatives held-for-trading purposes	4,711,375	3,661,609	7,669,651	5,458,184	2,227,467	2,676,686	26,404,972	326,061	346,624

Total	4,863,288	3,661,609	7,669,651	5,572,524	2,300,898	2,946,560	27,014,530	326,083	380,322

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

8.	Derivative Instruments and Accounting Hedges, continued:

(b)	Fair Value Hedges (notional):

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

Below is a detail of the hedged elements and hedge instruments under fair value hedges as of December 31, 2011 and 2012:

	As of December 31,
	2011 MCh$	2012 MCh$
Notional Amounts
Hedged element
Commercial loans	156,588	147,572
Corporate bonds	225,642	161,747

Total	382,230	309,319

Hedge instrument
Cross currency swap	156,588	147,572
Interest rate swap	225,642	161,747

Total	382,230	309,319

Gains for hedge ineffectiveness are recognized in income statement in an amount of MCh$146 (see note 30) in the item “Net financial operating income”.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

8.	Derivative Instruments and Accounting Hedges, continued:

(c)	Cash flow Hedges:

(c.1)	The Bank uses cross currency swaps to hedge the risk from variability of cash flows attributable to changes in the interest rates of bonds and foreign exchange of bonds issued abroad: in Mexican pesos to rate TIIE (Interbank Interest Rate Balance) plus 0.6 percentage points, in Hong Kong dollars and Peruvian Nuevo sol to fixed rate. The cash flows of the cross currency swaps equal the cash flows of the hedged items, which modify uncertain cash flows to known cash flows derived from a fixed interest rate.

Additionally, these cross currency swap contracts used to hedge the risk from variability of the Unidad de Fomento (“CLF”) in assets flows denominated in CLF until a nominal amount equal to the portion notional of the hedging instrument CLF, whose daily readjustment impacts the item “interest revenue” of the financial statements.

(c.2)	Below are the cash flows of bonds issued abroad, the objects of these hedges and the cash flows of the asset part of the derivative:

	2011
	Up to 1 month MCh$	Over 1 month and up to 3 months MCh$	Over 3 months and up to 12 months MCh$	Over 1 year and up to 3 years MCh$	Over 3 years and up to 5 years MCh$	Over 5 years MCh$	Total MCh$
Hedge item
Outflows:
Corporate Bond MXN	(239)	(477)	(2,385)	(62,461)	—	—	(65,562)

Hedge instruments
Inflows:
Cross Currency Swap MXN	239	477	2,385	62,461	—	—	65,562

Net cash flow	—	—	—	—	—	—	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

8.	Derivative Instruments and Accounting Hedges, continued:

(c)	Cash flow Hedges, continued:

	2012
	Up to 1 month MCh$	Over 1 month and up to 3 months MCh$	Over 3 months and up to 12 months MCh$	Over 1 year and up to 3 years MCh$	Over 3 years and up to 5 years MCh$	Over 5 years MCh$	Total MCh$
Hedge item
Outflows:
Corporate Bond MXN	(235)	(470)	(2,348)	(58,199)	—	—	(61,252)
Corporate Bond HKD	—	—	(3,149)	(6,309)	(6,332)	(110,408)	(126,198)
Corporate Bond PEN	—	—	(1,138)	(2,276)	(16,358)	—	(19,772)

Hedge instruments
Inflows:
Cross Currency Swap MXN	235	470	2,348	58,199	—	—	61,252
Cross Currency Swap HKD	—	—	3,149	6,309	6,332	110,408	126,198
Cross Currency Swap PEN	—	—	1,138	2,276	16,358	—	19,772

Net cash flow	—	—	—	—	—	—	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

8.	Derivative Instruments and Accounting Hedges, continued:

(c)	Cash flow Hedges, continued:

(c.2)	Below are the cash flows of the underlying assets portfolio and the cash flow of the liability part of the derivatives:

	2011
	Up to 1 month MCh$	Over 1 month and up to 3 months MCh$	Over 3 months and up to 12 months MCh$	Over 1 year and up to 3 years MCh$	Over 3 years and up to 5 years MCh$	Over 5 years MCh$	Total MCh$
Hedge item
Inflows:
Cash flow in CLF	235	470	2,349	62,048	—	—	65,102

Hedge instrument
Outflows:
Cross Currency Swap CLF	(235)	(470)	(2,349)	(62,048)	—	—	(65,102)

Net cash flow	—	—	—	—	—	—	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

8.	Derivative Instruments and Accounting Hedges, continued:

(c)	Cash flow Hedges, continued:

	2012
	Up to 1 month MCh$	Over 1 month and up to 3 months MCh$	Over 3 months and up to 12 months MCh$	Over 1 year and up to 3 years MCh$	Over 3 years and up to 5 years MCh$	Over 5 years MCh$	Total MCh$
Hedge ítem
Inflows:
Cash flow in CLF	—	—	4,496	66,537	20,317	106,869	198,219

Instrumento de cobertura
Outflows:
Cross Currency Swap CLF	—	—	(1,644)	(60,173)	—	—	(61,817)
Cross Currency Swap CLF	—	—	(2,411)	(5,482)	(5,498)	(106,869)	(120,260)
Cross Currency Swap CLF	—	—	(441)	(882)	(14,819)	—	(16,142)

Net cash flow	—	—	—	—	—	—	—

With respect to CLF assets hedged, these are revalued monthly according to the variation of the UF, which is equivalent to monthly reinvestment of the assets until maturity of the relationship hedging.

(c.3)	The amount of unrealized gain for the contract that comprises the hedge instruments in this strategy of cash flow hedge for the period 2012 was a credit to equity for an amount of Ch$1,777 million (a charge to equity of Ch$485 million in 2011). The net effect of deferred tax was a credit to equity of Ch$1,429 million in 2012 (a charge to equity of Ch$395 million in 2011)

The accumulated balance for this concept net of deferred tax as of December 31, 2012 corresponds to a credit of equity of Ch$1,034 million (a charge to equity of Ch$395 million in 2011)

(c.4)	The net effect in income of derivatives cash flow hedges, that compensate for the income of hedged instruments, was Ch$2,318 million in 2012 (a charge to income of Ch$1,029 million en 2011) (See note 28).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

9.	Loans and Advance to Banks, net:

(a)	As of December 31, 2011 and 2012, these amounts are detailed as follows:

	2011 MCh$	2012 MCh$
Domestic Banks
Interbank loans	15,059	14,309
Other credits with domestic banks	—	—
Provisions for loans to domestic banks	(5)	(5)

Subtotal	15,054	14,304

Foreign Banks
Loans to foreign banks	190,838	146,980
Credits with third countries	15,639	14,509
Chilean export trade banks	127,076	67,787
Provisions for loans to foreign banks	(1,001)	(954)

Subtotal	332,552	228,322

Central Bank of Chile
Unavailable Central Bank deposits	300,000	1,100,000
Other Central Bank credits	819	696

Subtotal	300,819	1,100,696

Total	648,425	1,343,322

(b)	Provisions for loans to banks are detailed below:

	Bank’s Location
Detail	Chile MCh$	Abroad MCh$	Total MCh$
Balance as of January 1, 2010	—	1,177	1,177
Charge-offs	—	—	—
Provisions established	—	—	—
Provisions released	—	(567)	(567)

Balance as of December 31, 2010	—	610	610

Charge-offs	—	—	—
Provisions established	5	391	396
Provisions released	—	—	—
Impairment	—	—	—

Balance as of December 31, 2011	5	1,001	1,006

Charge-offs	—	—	—
Provisions established	—	—	—
Provisions released	—	(47)	(47)
Impairment	—	—	—

Balance as of December 31, 2012	5	954	959

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

10.	Loans to Customers, net:

(a)	Loans to Customers:

As of December 31, 2010, 2011 and 2012, the composition of our portfolio of loans is the following:

	As of December 31, 2010
	Asset before Allowance			Allowances established
	Normal Porfolio MCh$	Impaired Loans MCh$	Total MCh$	Individual Provisions MCh$	Group Provision MCh$	Total MCh$	Net Assets MCh$
Commercial loans
Commercial loans	6,597,336	372,038	6,969,374	(80,002)	(48,147)	(128,149)	6,841,225
Foreign trade loans	783,422	130,236	913,658	(50,249)	(279)	(50,528)	863,130
Current account debtors	109,881	12,225	122,106	(5,342)	(1,931)	(7,273)	114,833
Factoring transactions	465,750	11,383	477,133	(5,567)	(507)	(6,074)	471,059
Commercial lease transactions (1)	706,707	70,587	777,294	(11,958)	(5,723)	(17,681)	759,613
Other loans and accounts receivable	34,385	3,456	37,841	(363)	(1,490)	(1,853)	35,988

Subtotal	8,697,481	599,925	9,297,406	(153,481)	(58,077)	(211,558)	9,085,848

Mortgage loans
Mortgage bonds (2)	149,039	15,435	164,474	—	(1,443)	(1,443)	163,031
Transferable mortgage loans	197,745	7,515	205,260	—	(1,106)	(1,106)	204,154
Other residential real estate mortgage loans	2,507,963	48,372	2,556,335	—	(12,700)	(12,700)	2,543,635
Other loans and accounts receivable	116	436	552	—	(25)	(25)	527

Subtotal	2,854,863	71,758	2,926,621	—	(15,274)	(15,274)	2,911,347

Consumer loans
Consumer loans in installments	1,389,887	92,169	1,482,056	—	(101,415)	(101,415)	1,380,641
Current account debtors	221,093	9,674	230,767	—	(4,261)	(4,261)	226,506
Credit card debtors	429,266	11,525	440,791	—	(15,485)	(15,485)	425,306
Other loans and accounts receivable	336	18	354	—	(34)	(34)	320

Subtotal	2,040,582	113,386	2,153,968	—	(121,195)	(121,195)	2,032,773

Total	13,592,926	785,069	14,377,995	(153,481)	(194,546)	(348,027)	14,029,968

(1)	In this item, the Bank finances its customers’ purchases of assets, including real estate and other personal property, through finance lease agreements. As of December 31, 2010, MCh$353,455 corresponds to finance leases for real estate and MCh$423,839 corresponds to finance leases for other assets.
(2)	For mortgage bonds that finance residential mortgage loans, the Bank is solely responsible for the payment of that obligation to the mortgage bond holders, regardless of the payment behavior of the residential mortgage borrower. Accordingly, none of our residential mortgage loans serves as a guarantee or collateral for our mortgage bonds.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

10.	Loans to Customers, net, continued:

(a)	Loans to Customers, continued:

	As of December 31, 2011
	Asset before Allowance			Allowances established
	Normal Porfolio MCh$	Impaired Portfolio MCh$	Total MCh$	Individual Provisions MCh$	Group Provision MCh$	Total MCh$	Net Assets MCh$
Commercial loans
Commercial loans	7,661,640	210,906	7,872,546	(63,846)	(57,420)	(121,266)	7,751,280
Foreign trade loans	1,442,460	66,687	1,509,147	(58,458)	(504)	(58,962)	1,450,185
Current account debtors	212,595	1,884	214,479	(2,178)	(2,074)	(4,252)	210,227
Factoring transactions	586,576	2,522	589,098	(4,499)	(613)	(5,112)	583,986
Commercial lease transactions (1)	973,013	23,553	996,566	(9,275)	(7,105)	(16,380)	980,186
Other loans and accounts receivable	27,430	4,177	31,607	(372)	(1,905)	(2,277)	29,330

Subtotal	10,903,714	309,729	11,213,443	(138,628)	(69,621)	(208,249)	11,005,194

Mortgage loans
Mortgage bonds (2)	123,797	10,580	134,377	—	(871)	(871)	133,506
Transferable mortgage loans	169,424	5,834	175,258	—	(881)	(881)	174,377
Other residential real estate mortgage loans	3,250,235	47,096	3,297,331	—	(14,151)	(14,151)	3,283,180
Other loans and accounts receivable	64	404	468	—	(1)	(1)	467

Subtotal	3,543,520	63,914	3,607,434	—	(15,904)	(15,904)	3,591,530

Consumer loans
Consumer loans in installments	1,661,799	101,302	1,763,101	—	(110,190)	(110,190)	1,652,911
Current account debtors	223,871	9,101	232,972	—	(5,806)	(5,806)	227,166
Credit card debtors	553,574	15,716	569,290	—	(22,570)	(22,570)	546,720
Other loans and accounts receivable	251	6	257	—	(22)	(22)	235

Subtotal	2,439,495	126,125	2,565,620	—	(138,588)	(138,588)	2,427,032

Total	16,886,729	499,768	17,386,497	(138,628)	(224,113)	(362,741)	17,023,756

(1)	In this item, the Bank finances its customers purchases of assets, including real estate and other personal property, through finance lease agreements. As of December 31, 2011, MCh$395,600 corresponds to finance leases for real estate and MCh$600,966 corresponds to finance leases for other assets.
(2)	For mortgage bonds that finance residential mortgage loans, the Bank is solely responsible for the payment of that obligation to the mortgage bond holders, regardless of the payment behavior of the residential mortgage borrower. Accordingly, none of our residential mortgage loans serves as a guarantee or collateral for our mortgage bonds.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

10.	Loans to Customers, net, continued:

(a)	Loans to Customers, continued:

	As of December 31, 2012
	Asset before Allowance			Allowances established
	Normal Porfolio MCh$	Impaired Portfolio MCh$	Total MCh$	Individual Provisions MCh$	Group Provision MCh$	Total MCh$	Net Assets MCh$
Commercial loans
Commercial loans	8,294,828	256,342	8,551,170	(53,952)	(67,746)	(121,698)	8,429,472
Foreign trade loans	1,149,923	91,032	1,240,955	(55,216)	(491)	(55,707)	1,185,248
Current account debtors	187,246	2,153	189,399	(2,418)	(2,504)	(4,922)	184,477
Factoring transactions	597,266	8,871	606,137	(9,535)	(556)	(10,091)	596,046
Commercial lease transactions (1)	1,084,877	28,395	1,113,272	(3,528)	(9,136)	(12,664)	1,100,608
Other loans and accounts receivable	35,736	4,911	40,647	(620)	(1,974)	(2,594)	38,053

Subtotal	11,349,876	391,704	11,741,580	(125,269)	(82,407)	(207,676)	11,533,904

Mortgage loans
Mortgage bonds (2)	103,241	5,974	109,215	—	(724)	(724)	108,491
Transferable mortgage loans	148,243	2,963	151,206	—	(527)	(527)	150,679
Other residential real estate mortgage loans	3,897,642	40,124	3,937,766	—	(14,829)	(14,829)	3,922,937
Loans from ANAP	27	—	27	—	—	—	27
Other loans and accounts receivable	113	340	453	—	—	—	453

Subtotal	4,149,266	49,401	4,198,667	—	(16,080)	(16,080)	4,182,587

Consumer loans
Consumer loans in installments	1,761,070	145,203	1,906,273	—	(124,886)	(124,886)	1,781,387
Current account debtors	235,122	9,944	245,066	—	(6,950)	(6,950)	238,116
Credit card debtors	654,976	25,010	679,986	—	(31,996)	(31,996)	647,990
Other loans and accounts receivable	183	6	189	—	(215)	(215)	(26)

Subtotal	2,651,351	180,163	2,831,514	—	(164,047)	(164,047)	2,667,467

Total	18,150,493	621,268	18,771,761	(125,269)	(262,534)	(387,803)	18,383,958

(1)	In this item, the Bank finances its customers purchases of assets, including real estate and other personal property, through finance lease agreements. As of December 31, 2012, MCh$451,647 corresponds to finance leases for real estate and MCh$661,625 corresponds to finance leases for other assets.
(2)	For mortgage bonds that finance residential mortgage loans, the Bank is solely responsible for the payment of that obligation to the mortgage bond holders, regardless of the payment behavior of the residential mortgage borrower. Accordingly, none of our residential mortgage loans serves as a guarantee or collateral for our mortgage bonds.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

10.	Loans to Customers, net, continued:

(b)	Allowances for loan losses

Movements in allowances for loan losses during 2010, 2011 and 2012 are as follows:

	Allowances
	Individual MCh$	Group MCh$	Total MCh$
Balance as of January 1, 2010	127,954	184,147	312,101
Charge-offs:
Commercial loans	(13,838)	(32,581)	(46,419)
Mortgage loans	—	(2,376)	(2,376)
Consumer loans	—	(100,298)	(100,298)

Total charge-offs	(13,838)	(135,255)	(149,093)
Allowances established	39,365	145,654	185,019
Allowances released	—	—	—

Balance as of December 31, 2010	153,481	194,546	348,027

Balance as of January 1, 2011	153,481	194,546	348,027
Charge-offs:
Commercial loans	(51,498)	(30,588)	(82,086)
Mortgage loans	—	(2,923)	(2,923)
Consumer loans	—	(92,951)	(92,951)

Total charge-offs	(51,498)	(126,462)	(177,960)
Allowances established	51,160	156,029	207,189
Allowances released	(14,515)	—	(14,515)

Balance as of December 31, 2011	138,628	224,113	362,741

Balance as of January 1, 2012	138,628	224,113	362,741
Charge-offs:
Commercial loans	(9,144)	(34,020)	(43,164)
Mortgage loans	—	(4,253)	(4,253)
Consumer loans	—	(135,316)	(135,316)

Total charge-offs	(9,144)	(173,589)	(182,733)
Allowances established	13,668	212,010	225,678
Allowances released	(17,883)	—	(17,883)

Balance as of December 31, 2012	125,269	262,534	387,803

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

10.	Loans to Customers, net, continued:

(c)	During 2011 and 2012, the Bank and its subsidiaries presented the following allowance for loan losses associated with impaired loans and with non-impaired loans:

	As of December 31,
	2011 MCh$	2012 MCh$
Individual impaired	127,717	76,373
Group impaired	102,989	134,782

Allowances for impaired loans (*)	230,706	211,155
Provision for not yet identified but incurred impairment	132,035	176,648

Total allowances for loan losses	362,741	387,803

(*)	Includes allowances related to individual and group impaired portfolios. Notes 10(a) and 10(b) include total allowance amounts from impaired and non-impaired portfolios

(d)	Finance Lease Contracts:

The Bank’s scheduled cash flows to be received from finance leasing contracts have the following maturities:

	Total receivable		Unearned income		Net lease receivable (*)
	2011 MCh$	2012 MCh$	2011 MCh$	2012 MCh$	2011 MCh$	2012 MCh$
Due within one year	338,406	394,284	(42,362)	(50,643)	296,044	343,641
Due after 1 year but within 2 years	257,239	293,525	(31,668)	(36,615)	225,571	256,910
Due after 2 years but within 3 years	176,620	189,111	(20,847)	(23,440)	155,773	165,671
Due after 3 years but within 4 years	110,512	112,381	(14,280)	(15,766)	96,232	96,615
Due after 4 years but within 5 years	68,860	75,451	(10,089)	(11,339)	58,771	64,112
Due after 5 years	183,112	206,025	(22,831)	(25,733)	160,281	180,292

Total	1,134,749	1,270,777	(142,077)	(163,536)	992,672	1,107,241

(*)	The net balance receivable does not include past-due portfolio totaling MCh$3,894 and MCh$6,031 as of December 31, 2011 and 2012, respectively.

The leasing contracts are related to real estate, industrial machinery, vehicles and computer equipment. The leasing contracts have an average life of between 3 and 8 years.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

10.	Loans to Customers, net, continued:

(e)	Loans by industry sector:

The following table details the Bank’s loan portfolio (before allowances for loans losses) as of December 31, 2011 and 2012 by the customer’s industry sector:

	Location
	Chile		Abroad		Total
	2011 MCh$	2012 MCh$	2011 MCh$	2012 MCh$	2011 MCh$	%	2012 MCh$	%
Commercial loans:
Commerce	2,284,484	2,296,496	2,804	28,173	2,287,288	13.16	2,324,669	12.38
Financial Services	1,248,729	1,148,094	772,782	706,477	2,021,511	11.63	1,854,571	9.88
Transportation	1,407,358	1,470,358	—	—	1,407,358	8.09	1,470,358	7.83
Manufacturing	1,488,819	1,380,994	—	—	1,488,819	8.56	1,380,994	7.36
Services	1,084,380	1,310,573	—	—	1,084,380	6.24	1,310,573	6.98
Construction	944,842	1,252,546	—	—	944,842	5.43	1,252,546	6.67
Agriculture and livestock	912,919	901,300	—	—	912,919	5.25	901,300	4.80
Mining	333,776	305,386	65,976	67,051	399,752	2.30	372,437	1.98
Electricity, gas and water	315,338	328,763	—	—	315,338	1.81	328,763	1.75
Fishing	271,901	233,893	—	—	271,901	1.56	233,893	1.25
Other	26,033	226,999	53,302	84,477	79,335	0.46	311,476	1.67

Subtotal	10,318,579	10,855,402	894,864	886,178	11,213,443	64.49	11,741,580	62.55

Residential mortgage loans	3,607,434	4,198,667	—	—	3,607,434	20.75	4,198,667	22.37
Consumer loans	2,565,620	2,831,514	—	—	2,565,620	14.76	2,831,514	15.08

Total	16,491,633	17,885,583	894,864	886,178	17,386,497	100.00	18,771,761	100.00

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

11.	Financial Assets Available-for-sale:

As of December 31, 2011 and 2012, investment securities classified as available-for-sale are detailed as follows:

	2011 MCh$	2012 MCh$
Instruments issued by the Chilean Government and Central Bank:
Bonds issued by the Chilean Government and Central Bank	158,865	110,569
Promissory notes issued by the Chilean Government and Central Bank	58,564	969
Other instruments	194,965	140,246

Other instruments issued in Chile:
Equity instruments valued at cost	2,222	613
Equity instruments valued at fair value	—	7,263
Mortgage bonds from domestic banks	87,966	85,688
Bonds from domestic banks	124,203	116,100
Deposits from domestic banks	521,881	560,390
Bonds from other Chilean companies	48,790	32,281
Promissory notes issued by other Chilean companies	5,659	—
Other instruments	139,602	129,693

Instruments issued by foreign institutions:
Other instruments issued abroad	128,403	88,504

Total	1,471,120	1,272,316

Instruments issued by the Chilean Government and Central Bank include instruments with agreements to repurchase sold to clients and financial institutions, totaling MCh$26,288 as of December 31, 2011 (there were no changes for this item as of December 31, 2012). The agreements to repurchase have an average maturity of 12 days as of December 31, 2011 and 2012 respectively.

As of December 31, 2012, the portfolio of financial assets available-for-sale includes a net unrealized loss of MCh$24,829 (a net unrealized loss of MCh$696 in 2011) recorded in other comprehensive income within equity.

The equity investments values at cost represent shares of exchange houses and servicing companies that the Bank is obliged to hold in order to benefit from these services. There is no active market for these shares and their fair value cannot be measured reliably. However, the difference between cost and fair value is not expected to be significant.

During 2011 and 2012, there was no evidence of impairment of financial assets available-for-sale.

As of December 31, 2011 and 2012, the Bank and its subsidiaries do not hold financial assets held-to-maturity.

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

The gross gains (loss) realized in sale of financial assets available-for-sale, as of December 31, 2011 and 2012, is recorded in the item “Net financial operating income” (Note 30).

Gross profits and losses realized and unrealized on the sale of available for sale investments for the periods ended December 31, 2010, 2011 and 2012 are as follows:

	2010 MCh$	2011 MCh$	2012 MCh$

Net gain (loss) on available for sale before income tax (1)	(363)	(9,484)	30,127
Tax (expense) benefit (2)	(162)	1,866	(5,994)

Net of tax amount (3)	(525)	(7,618)	24,133

(1)	These amounts do not included realized gain or loss recorded to the period and which are detailed in Note 30 “Net financial operating income”. As of December 31, 2010, 2011 and 2012 these amounts are MCh$(10,248), MCh$932 and MCh$(1,749), respectively.
(2)	This amount corresponds to the deferred taxes of the unrealized gain or loss and which are included in Note 16(d).
(3)	This amount corresponds to the unrealized gain or loss, net of deferred tax and which are included in “Consolidated Statement of Changes in Equity”.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

12.	Investments in Other Companies:

(a)	This item includes investments in other companies for an amount of MCh$13,196 and MCh$11,674 as of December 31, 2011 and 2012, respectively, which is detailed as follows:

						Investment
		Ownership Interest		Equity		Book Value		Income (Loss)
Company	Shareholder	2011%	2012%	2011 MCh$	2012 MCh$	2011 MCh$	2012 MCh$	2010 MCh$	2011 MCh$	2012 MCh$
Investments value at equity method:
Servipag Ltda. (1)	Banco de Chile	50.00	50.00	7,397	6,756	3,698	3,378	376	611	(321)
Redbanc S.A.	Banco de Chile	38.13	38.13	5,480	4,109	2,090	1,567	78	492	(376)
Soc. Operadora de Tarjetas de Crédito Nexus S.A.	Banco de Chile	25.81	25.81	6,412	6,412	1,655	1,655	227	300	556
Transbank S.A.	Banco de Chile	26.16	26.16	6,274	6,306	1,641	1,649	292	313	322
Artikos Chile S.A. (1)	Banco de Chile	50.00	50.00	1,984	1,129	992	564	222	72	(428)
Administrador Financiero del Transantiago S.A.	Banco de Chile	20.00	20.00	8,714	6,076	1,743	1,215	193	967	(527)
Soc. Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A. (2)	Banco de Chile	14.17	15.00	3,795	4,337	538	651	59	102	112
Sociedad Interbancaria de Depósitos de Valores S.A.	Banco de Chile	26.81	26.81	1,573	1,711	422	459	115	92	79
Centro de Compensación Automatizado S.A.	Banco de Chile	33.33	33.33	1,252	1,609	417	536	47	105	115

Subtotal				42,881	38,445	13,196	11,674	1,609	3,054	(468)

(1)	Banco de Chile does not possess more than half of the voting rights and there are no other indicators of control. Therefore, Banco de Chile only possesses significant influence over this company.
(2)	Banco de Chile has significant influence in Soc. Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A. because they have the right to designate one director of the board.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

12.	Investments in Other Companies, continued:

(b)	The total carrying amount of the Bank’s associates is explained as follows:

	2011 MCh$	2012 MCh$
Associate’s statement of financial position
Current assets	479,842	421,013
Non-current assets	62,753	71,580

Total assets	542,595	492,593

Current liabilities	493,287	441,916
Non-current liabilities	6,427	12,232

Total liabilities	499,714	454,148
Equity	42,881	38,445

Total liabilities and equity	542,595	492,593

Associate’s revenue and profit
Revenue	21,043	1,339
Profit	10,901	1

Carrying amount of the investment	13,196	11,674

(c)	The reconciliation between opening and ending balance of investments in other companies that are not consolidated in 2010, 2011 and 2012 is detailed as follows:

	2010 MCh$	2011 MCh$	2012 MCh$
Balance as of January 1,	10,494	11,072	13,196
Acquisitions (sales)	4	—	71
Participation in net income	1,609	3,054	(468)
Dividends received	(984)	(761)	(943)
Other	(51)	(169)	(182)

Balance as of December 31,	11,072	13,196	11,674

(d)	As of December 31, 2011 and 2012, no impairment has incurred in these investments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

13.	Intangible Assets:

(a)	Changes in intangible assets during the 2010, 2011 and 2012 periods are as follows:

	Goodwill (1) MCh$	Intangible assets arising from business combinations(2) MCh$	Software or computer programs MCh$	Total MCh$
Gross Balance
Balance as of January 1, 2010	16,714	56,249	69,117	142,080
Acquisitions	—	—	15,326	15,326
Disposals	—	—	(15)	(15)

Balance as of December 31, 2010	16,714	56,249	84,428	157,391

Acquisitions	—	—	9,597	9,597
Disposals	—	—	(1,903)	(1,903)

Balance as of December 31, 2011	16,714	56,249	92,122	165,085

Acquisitions	—	—	9,116	9,116
Disposals	—	—	(395)	(395)

Balance as of December 31, 2012	16,714	56,249	100,843	173,806

Accumulated Amortization and Impairment
Balance as of January 1, 2010	—	(12,404)	(41,494)	(53,898)
Amortization for the year	—	(6,277)	(8,753)	(15,030)
Impairment loss	—	—	—	—
Disposals	—	—	—	—

Balance as of December 31, 2010	—	(18,681)	(50,247)	(68,928)

Amortization for the year	—	(6,274)	(9,288)	(15,562)
Impairment loss	—	—	(296)	(296)
Disposals	—	—	727	727

Balance as of December 31, 2011	—	(24,955)	(59,104)	(84,059)

Amortization for the year	—	(5,071)	(9,461)	(14,532)
Impairment loss	—	—	—	—
Disposals	—	—	395	395

Balance as of December 31, 2012	—	(30,026)	(68,170)	(98,196)

Net balance as of December 31, 2010	16,714	37,568	34,181	88,463

Net balance as of December 31, 2011	16,714	31,294	33,018	81,026

Net balance as of December 31, 2012	16,714	26,223	32,673	75,610

(1)	Goodwill corresponds mainly to business combination with Citibank Chile whose amount is of MCh$12,595 that represents the value of synergies to be generated in the combination process and the acquisition of know-how.
(2)	Intangible assets arising from business combinations include assets with indefinite useful lives acquired in the business combination with Citibank Chile (Brands).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

13.	Intangible Assets, continued:

(b)	Impairment testing of Goodwill

For goodwill impairment purposes, testing is carried out at the level of business segments described above and in Note 4 to financial statements. This methodology is in line with IAS 36, where business segments represent the lowest level within the entity at which the goodwill is monitored for internal management purposes.

Accordingly, for impairment testing purposes, goodwill acquired through business combinations has been allocated to four individual business segments, as follows:

Business Segments	2011 MCh$	2012 MCh$
Retail	5,928	5,928
Wholesale	2,135	2,135
Treasury and money market operations	4,512	4,512
Subsidiaries	4,139	4,139

Total	16,714	16,714

Below are the key assumptions used for determining the value in use for impairment testing purposes:

•

The Bank determines the recoverable amount of its business segments on the basis of value in use and employs a discounted cash flows (“DCF”) valuation model. The DCF model reflects the characteristics of the banking business, competition and the regulatory environment. The model determines the present value of the estimated future earnings that are distributed to shareholders, once the respective regulatory capital requirements are met.

•

For purposes of the goodwill impairment testing the DCF model uses earnings projections for a ten-year period that are discounted to their present value. Estimating future earnings requires judgment based on past and current performance as well as expected developments in related markets and in main macro-economic variables. Earnings projections beyond the ten-year period are captured by the terminal value. Real growth rates are considered to be slightly higher than the industry rates within the ten-year period, assuming that a market share of 20% is achieved at year ten. Regarding discount rates, the DCF model used for business segments valuation considered discount rates of 10%, 11% and 12% as of December 31, 2012.

•

The value in use of every business segment is sensitive to earnings projections, discount rates and, into a much lesser extent, the long-term growth rate. Discount rates have been determined based on the capital asset pricing model. Variations in market factors may affect the discount rates calculation.

Based on the above, as of December 31, 2011 and 2012, the Bank did not determine that there was any impairment of goodwill.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

13.	Intangible Assets, continued:

(c)	As of December 31, 2011 and 2012, the Bank has made the following commitments to purchase intangible assets, which have not been capitalized:

	Amount of Commitment
	2011 MCh$	2012 MCh$
Software and licences	6,639	6,681

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

14.	Property and Equipment:

(a)	As of December 31, 2011 and 2012, this account and its changes are detailed as follows:

	Land and Buildings MCh$	Equipment MCh$	Other MCh$	Total MCh$
(a.1) Cost

Balance as of January 1, 2011	173,732	119,726	128,520	421,978
Additions	3,481	8,797	9,795	22,073
Disposals/write-downs	(947)	(3,893)	(846)	(5,686)
Transfers	—	5	(5)	—

Accumulated depreciation (see (a.2))	(32,329)	(103,013)	(94,800)	(230,142)
Impairment loss	—	(3)	(332)	(335)

Balance as of December 31, 2011	143,937	21,619	42,332	207,888

Balance as of January 1, 2012	176,266	124,632	137,132	438,030
Additions	337	7,750	9,894	17,981
Disposals/write-downs	(451)	(1,512)	(2,232)	(4,195)
Transfers	—	—	—	—
Accumulated depreciation (see (a.2))	(34,798)	(109,930)	(101,723)	(246,451)
Impairment loss	—	(31)	(164)	(195)
Reclassifications	—	—	19	19

Balance as of December 31, 2012	141,354	20,909	42,926	205,189

(a.2) Accumulated Depreciation

Balance as of January 1, 2011	(32,123)	(98,464)	(87,039)	(217,626)
Depreciation charges in the period	(1,986)	(8,439)	(8,764)	(19,189)
Sales and disposals in the period	1,780	3,890	1,003	6,673
Transfers	—	—	—	—

Accumulated Depreciation as of December 31, 2011	(32,329)	(103,013)	(94,800)	(230,142)

Reclassifications	—	—	(19)	(19)
Depreciation charges in the period	(2,920)	(8,429)	(8,884)	(20,233)
Sales and disposals in the period	451	1,512	1,980	3,943
Transfers	—	—	—	—

Accumulated Depreciation as of December 31, 2012	(34,798)	(109,930)	(101,723)	(246,451)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

14.	Property and Equipment, continued:

(b)	As of December 31, 2011 and 2012, the Bank has operating lease agreements, in which it acts as lessee, that cannot be terminated unilaterally; Information on the future payments is detailed as follows:

	Expenses for the year		Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total
	2011 MCh$	2012 MCh$	2011 MCh$	2012 MCh$	2011 MCh$	2012 MCh$	2011 MCh$	2012 MCh$	2011 MCh$	2012 MCh$	2011 MCh$	2012 MCh$	2011 MCh$	2012 MCh$	2011 MCh$	2012 MCh$
Lease agreements	25,924	28,036	2,054	2,274	4,017	4,561	16,964	19,219	32,143	37,094	25,505	27,066	54,931	49,523	135,614	139,737

As these lease agreements are operating leases under IAS 17 the leased assets are not presented in the Bank’s statement of financial position.

The Bank has entered into commercial leases of real estate. These leases have an average life of 10 years. There are no restrictions placed upon the lessee by entering into the lease.

(c)	As of December 31, 2011 and 2012, the Bank does not have any finance lease agreements as lessee and, therefore, there are no property and equipment balances to be reported from such transactions as of December 31, 2011 and 2012.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

15.	Investment Properties:

	2010 MCh$	2011 MCh$	2012 MCh$
Net Balance as of January 1,	17,840	17,459	17,079
Additions resulting from business combinations	—	—	—
Disposals	—	—	—
Depreciation charges in the period	(381)	(380)	(381)
Impairment	—	—	—

Net Balance as of December 31,	17,459	17,079	16,698

Estimated useful lives applied by the Bank are presented in Note 2(o) on Property and equipment.

As of December 31, 2012, the fair value of the investment properties held by the Bank is MCh$57,193 million (MCh$57,193 million as of December 31, 2011).

In 2012, the Bank earned income of MCh$5,198 million (Ch$5,034 million in 2011) renting out their investment properties. In the same period the Bank incurred corresponding expenses of MCh$2,559 and MCh$2,427 per year in 2011 and 2012.

16.	Current Taxes and Deferred Taxes:

(a)	Current Tax:

As of each year end, the Bank and its subsidiaries have established a First Category Income Tax Provision of MCh$3,095 and MCh$23,189 as of December 31, 2011 and 2012, determined in accordance with current tax laws. The net tax to be paid or recovered is detailed as follows:

	2011 MCh$	2012 MCh$

Income taxes, 20% rate	64,590	61,876
Tax from previous periods	—	—
Tax on non-deductible expenses (tax rate 35%)	1,701	3,860
Less:
Monthly prepaid taxes (PPM)	(62,225)	(41,960)
Credit for training expenses	(742)	(1,545)
Other	(229)	958

Total (1)	3,095	23,189

(1)	Negative amount represent a tax recovery and a positive amount represent a tax payable.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

16.	Current Taxes and Deferred Taxes, continued:

(b)	Income Tax:

The Bank’s tax expense recorded for the years ended December 31, 2010, 2011 and 2012 is detailed as follows:

	2010 MCh$	2011 MCh$	2012 MCh$
Income tax expense:
Current year taxes	(54,112)	(64,590)	(61,876)
Tax from previous periods	1,723	1,203	1,147
Subtotal	(52,389)	(63,387)	(60,729)
Credit (charge) for deferred taxes:
Origin and reversal of temporary differences	5,443	5,433	(7,034)
Effect of changes in tax rate	2,263	(5,042)	9,029
Change in unrecognized temporary differences	—	—	—

Subtotal	7,706	391	(1,995)

Non deductible expenses (Art. 21 Income Tax Law)	(1,835)	(1,701)	(3,860)
Other	5	(745)	(894)

Net charge to income for income taxes	(46,513)	(65,442)	(63,488)

Tax rate	17.00%	20.00%	20.00%

(c)	Reconciliation of effective tax rate:

The following table reconciles the income tax rate to the effective rate applied to determine the Bank’s income tax expense as of December 31, 2010, 2011 and 2012:

	2011		2011		2012
	Tax rate %	MCh$	Tax rate %	MCh$	Tax rate %	MCh$
Income tax calculated on net income before tax	17.00	78,902	20.00	100,726	20.00	108,322
Additions or deductions[1]	(5.73)	(26,602)	(7.33)	(36,929)	(6.75)	(37,056)
Non-deductible expenses tax	0.40	1,835	0.34	1,701	0.70	3,860
Tax from previous years	(0.37)	(1,723)	(0.24)	(1,203)	(0.21)	(1,147)
Effect of changes in tax rate (*)	(0.49)	(2,263)	1.00	5,042	(1.64)	(9,029)
Lease deferred tax adjustment	—	—	—	—	0.54	2,942
Other(1)	(0.78)	(3,636)	(0.77)	(3,895)	(0.80)	(4,404)

Effective rate and income tax expense	10.03	46,513	13.00	65,442	11.84	63,488

(*)	According to the Law No. 20,630 issued on September 27th, 2012 the tax rates for the first category are permanently changed to 20.00%.

[1]

The deductions of the tax rate for 2010, 2011 and 2012 mainly relate to specific adjustments from tax-exempt distribution of income to SAOS of 34.64% in 2010, 32.89% in 2011 and 31.81% in 2012 of the Bank’s profits as well as adjustments relating to its subsidiaries.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

16.	Current Taxes and Deferred Taxes, continued:

(d)	Effect of deferred taxes on income and equity:

During 2011, the Bank has recorded the effects of deferred taxes in accordance with IAS 12.

The effects of deferred taxes on assets, liabilities and income accounts are detailed as follows:

	Balance as of December 31, 2009 MCh$	Effect		Unrecognized temporary differences MCh$	Balance as of December 31, 2010 MCh$	Effect		Balance as of December 31, 2011 MCh$	Effect		Unrecognized temporary differences MCh$	Balance as of December 31, 2012 MCh$
		Income MCh$	Equity MCh$			Income MCh$	Equity MCh$		Income MCh$	Equity MCh$

Debit Differences:
Allowances for loan losses	56,568	6,735	—	—	63,303	(2,565)	—	60,738	14,581	—	—	75,319
Obligations with agreements to repurchase	(1,093)	853	—	—	(240)	997	—	757	(1,736)	—	—	(979)
Leasing equipment	5,976	2,918	—	—	8,894	3,426	—	12,320	(16,038)	—	—	(3,718)
Personnel provisions	3,289	1,392	—	—	4,681	532	—	5,213	1,162	—	—	6,375
Staff vacations	2,851	745	—	—	3,596	41	—	3,637	421	—	—	4,058
Accrued interests and indexation adjustments from past due loans	1,117	349	—	—	1,466	107	—	1,573	550	—	—	2,123
Staff severance indemnities provisions	1,069	49	—	—	1,118	61	—	1,179	665	—	—	1,844
Other adjustments	2,326	6,726	—	53	9,105	(4,447)	—	4,658	2,594	—	119	7,371

Total debit differences	72,103	19,767	—	53	91,923	(1,848)	—	90,075	2,199	—	119	92,393

Credit Differences:
Investments with agreements to repurchase	—	872	—	—	872	1,239	—	2,111	(1,986)	—	—	125
Depreciation of property and equipment and investment properties	16,220	(590)	—	—	15,630	(1,434)	—	14,196	1,227	—	—	15,423
Deferred taxes, modification of accounting method in equity	456	(456)	—	—	—	—	—	—	—	—	—	—
Adjustment for valuation financial assets available-for-sale	1,331	—	162	—	1,493	—	(1,866)	(373)	—	5,994	—	5,621
Hedged cash adjustment	—	—	—	—	—	—	(90)	(90)	—	349	—	259
Transitory assets	1,835	(166)	—	—	1,669	1,011	—	2,680	924	—	—	3,604
Derivative instruments adjustments	(11,266)	12,585	—	—	1,319	(1,614)	—	(295)	(1,505)	—	—	(1,800)
Assets received in lieu of payments	506	697	—	—	1,203	(495)	—	708	578	—	—	1,286
Accrued interest effective rate	—	—	—	—	—	1,058	—	1,058	(17)	—	—	1,041
Intangible assets amortization	7,433	(917)	—	—	6,516	71	—	6,587	(961)	—	—	5,626
Other adjustments	5,855	36	—	(348)	5,543	(2,075)	—	3,468	1,944	—	(5)	5,407

Total credit differences	22,370	12,061	162	(348)	34,245	(2,239)	(1,956)	30,050	204	6,343	(5)	36,592

Deferred tax assets, net	49,733	7,706	(162)	401	57,678	391	1,956	60,025	1,995	(6,343)	124	55,801

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

17.	Other Assets:

As of December 31, 2011 and 2012, other assets are detailed as follows:

	2011 MCh$	2012 MCh$

Documents intermediated (*)	77,613	89,800
Assets held for leasing (**)	74,185	74,986
Mutual funds	31,910	33,042
Cash deposit guarantee	35,051	25,984
Other accounts and notes receivable	9,851	20,001
Assets received or awarded as payment:
Assets received in lieu of payment	15,554	16,391
Provisions for assets received in lieu of payment	(1,118)	(40)
Transactions in progress (***)	1,340	8,676
Commissions receivable	4,193	6,392
Recoverable income taxes	5,373	6,280
Prepaid expenses	5,445	4,156
Rental guarantees	1,344	1,386
Recovered leased assets for sale	203	777
Accounts receivable for sale of assets received in lieu of payment	530	423
Pending transactions (****)	3,532	114
Other	14,798	29,397

Total	279,804	317,765

(*)	Documents intermediated refers to securities lending agreements managed by the Bank’s subsidiary Banchile Corredores de Bolsa S.A.
(**)	These correspond to property and equipment to be given under a finance lease.
(***)	Transactions in progress includes transactions in the normal course of operations of the Bank, which for different reasons could not be input into their final accounts (salary advances for personnel, pending transactions cash, etc.)
(****)	Pending transactions refers to current account balances between Bank branches and the head office or among Bank branches.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

18.	Current Accounts and Other Demand Deposits:

As of December 31, 2011 and 2012, current accounts and other demand deposits are detailed as follows:

	2011 MCh$	2012 MCh$
Current accounts	3,968,504	4,495,134
Other demand deposits	616,395	599,320
Other demand deposits and accounts	310,527	376,517

Total	4,895,426	5,470,971

19.	Saving Accounts and Time Deposits:

As of December 31, 2011 and 2012, saving accounts and time deposits are detailed as follows:

	2011 MCh$	2012 MCh$
Time deposits	9,081,335	9,370,063
Term saving accounts	177,900	179,465
Other term balances payable	23,089	63,422

Total	9,282,324	9,612,950

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

20.	Borrowings from Financial Institutions:

As of December 31, 2011 and 2012, borrowings from financial institutions are detailed as follows:

	2011 MCh$	2012 MCh$
Domestic banks
Interbank loans	—	—
Current account overdrafts	—	—

Subtotal	—	—

Foreign banks
Foreign trade financing
Chilean export financing	1,444,826	882,920
Chilean import financing	23,970	28,906
Borrowings and other obligations
Short-term borrowings	—	—
Current account overdrafts	4,252	28,328
Long-term borrowings	195,036	168,509

Subtotal	1,668,084	1,108,663

Chilean Central Bank
Borrowings and other obligations	—	—
Debt reprogramming credit lines	22,855	18

Subtotal	22,855	18

Total	1,690,939	1,108,681

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

21.	Debt Issued:

As of December 31, 2011 and 2012, Debt issued is detailed as follows:

	2011 MCh$	2012 MCh$
Mortgage bonds	152,098	115,196
Bonds	1,488,369	2,412,233
Subordinated bonds	747,874	746,504

Total	2,388,341	3,273,933

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

21.	Debt Issued, continued:

During the period ended as of December 31, 2012, Banco de Chile issued bonds in an amount of MCh$1,233,985, including Unsubordinated bonds, commercial papers and Subordinated bonds in amounts of MCh$691,380, MCh$516,428 and MCh$26,177, respectively, according to the following details:

Bonds

Series	MCh$	Term	Interest rate	Currency	Issue date	Maturity date
BCHIUO0911	89,896	10 years	3.40	UF	02/15/2012	02/15/2022
BCHIUD0510	14,109	6 years	2.20	UF	02/16/2012	02/16/2018
BCHIUI0611	1,338	7 years	3.20	UF	03/05/2012	03/05/2019
BCHIUI0611	3,352	7 years	3.20	UF	03/07/2012	03/07/2019
BCHIUI0611	1,116	7 years	3.20	UF	03/23/2012	03/23/2019
BCHIUP1211	88,345	10 years	3.40	UF	04/04/2012	04/04/2022
BCHIUI0611	2,236	7 years	3.20	UF	04/17/2012	04/17/2019
BCHIUQ1011	27,343	11 years	3.40	UF	05/08/2012	05/08/2023
BCHIUQ1011	48,568	11 years	3.40	UF	05/11/2012	05/11/2023
BCHIUQ1011	12,449	11 years	3.40	UF	06/04/2012	06/04/2023
BCHIUS0212	46,428	11 years	3.40	UF	06/04/2012	06/04/2023
BCHIUS0212	20,552	11 years	3.40	UF	06/07/2012	06/07/2023
BCHIUT0112	66,850	12 years	3.40	UF	06/12/2012	06/12/2024
BCHIUR1011	33,295	12 years	3.40	UF	06/20/2012	06/20/2024
BCHIUR1011	4,450	12 years	3.40	UF	07/30/2012	07/30/2024
BCHIUR1011	13,469	12 years	3.40	UF	09/14/2012	09/14/2024
BCHIUR1011	1,799	12 years	3.40	UF	09/24/2012	09/24/2024
BCHIUR1011	5,284	12 years	3.40	UF	09/25/2012	09/25/2024
BCHIUJ0811	1,334	8 years	3.20	UF	05/10/2012	05/10/2020
BCHIUJ0811	33,456	8 years	3.20	UF	10/10/2012	10/10/2020
BCHIUV1211	67,842	13 years	3.50	UF	10/10/2012	10/10/2025
BCHIUJ0811	1,566	8 years	3.20	UF	10/19/2012	10/19/2020
BCHIUJ0811	2,241	8 years	3.20	UF	10/22/2012	10/22/2020
BCHIAC1011	11,118	15 years	3.50	UF	10/22/2012	10/22/2027
BONO HKD (*)	24,487	15 years	4.00	HKD	09/05/2012	09/05/2027
BONO HKD (*)	54,374	15 years	4.00	HKD	11/07/2012	09/09/2027
BONO PEN (**)	14,083	5 years	4.04	PEN	10/30/2012	10/30/2017

Total as of December 31, 2012	691,380

(*)	On August 9, 2012, the Bank approved in Board Meeting No. 2,759 a bond issue program in Hong Kong, in accordance with Regulation S of the SEC (Securities and Exchange Commission) for an amount of US$60,000,000 to be placed in international markets, of which on September 5, 2012 an amount of 400,000,000 Hong Kong dollars was issued and placed.

On October 25, 2012, the Bank approved in Board Meeting No. 2,764 a complementary program of bonds in accordance with Regulation S of the SEC for an amount of US$130,000,000 to be placed in international markets, of which on November 7, 2012 an amount of 875,000,000 Hong Kong dollars was issued and placed.

(**)	On October 11, 2012, the Bank approved in Board Meeting No. 2,763 a program issue of bonds in accordance with Regulation S of the SEC for up to US$100,000,000, of which PEN 75,000,000, or US$28,000,000, was issued and placed on October 30, 2012.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

21.	Debt Issued, continued:

On May 4, 2012, the Bank began issuing bonds denominated “Commercial Paper”, which are financial instruments of Money Market that the Bank will issue in the U.S. market to different maturities, but these terms will be not greater than 365 days. The total issuance was MCh$516,428, accordingly with the following detail:

Counterparty	MCh$	Interest rate	Currency	Issue date	Maturity date
Citibank	120	0.67	USD	05/04/2012	05/07/2012
Citibank	120	0.67	USD	05/04/2012	05/07/2012
Citibank	19,179	0.67	USD	05/07/2012	08/06/2012
Citibank	14,384	0.67	USD	05/08/2012	08/06/2012
Goldman Sachs	23,974	0.67	USD	05/08/2012	08/08/2012
Marryl Lynch	14,384	0.67	USD	05/08/2012	08/06/2012
Marryl Lynch	9,589	0.67	USD	05/08/2012	08/06/2012
Marryl Lynch	4,795	0.67	USD	05/08/2012	08/06/2012
Marryl Lynch	9,589	0.75	USD	05/24/2012	09/06/2012
Goldman Sachs	19,179	0.67	USD	05/25/2012	08/23/2012
Merryl Lynch	9,589	0.68	USD	05/30/2012	08/28/2012
JP morgan	23,974	0.68	USD	05/30/2012	08/28/2012
Merryl Lynch	8,630	0.66	USD	06/28/2012	09/25/2012
Wells Fargo	8,630	0.66	USD	06/28/2012	09/25/2012
Citibank	8,630	0.66	USD	06/28/2012	09/25/2012
JP morgan	8,630	0.66	USD	06/28/2012	09/25/2012
Goldman Sachs	8,630	0.66	USD	06/28/2012	09/25/2012
Wells Fargo	7,192	1.27	USD	07/17/2012	07/11/2013
Wells Fargo	9,589	0.57	USD	08/06/2012	10/31/2012
Merryl Lynch	9,589	0.57	USD	08/06/2012	10/31/2012
Citibank	9,589	0.57	USD	08/06/2012	10/31/2012
Citibank	9,589	0.62	USD	08/06/2012	11/27/2012
JPMorgan	9,589	0.57	USD	08/06/2012	10/31/2012
Morgan Stanley	9,589	0.57	USD	08/06/2012	10/31/2012
Wells Fargo	21,576	0.59	USD	08/13/2012	11/27/2012
Wells Fargo	2,397	0.55	USD	09/26/2012	03/15/2013
Citibank	16,781	0.41	USD	09/27/2012	01/15/2013
Citibank	7,624	0.37	USD	10/05/2012	01/15/2013
Merryl Lynch	14,384	0.33	USD	10/24/2012	01/22/2013
Citibank	4,795	0.78	USD	10/25/2012	07/25/2013
JP morgan	9,589	0.27	USD	10/26/2012	12/13/2012
Merryl Lynch	9,589	0.27	USD	10/26/2012	12/13/2012
Wells Fargo	9,589	0.27	USD	10/26/2012	12/13/2012
Wells Fargo	9,589	0.27	USD	10/26/2012	12/13/2012
Goldman Sachs	9,589	0.27	USD	10/26/2012	12/13/2012
Citibank	9,589	0.40	USD	10/31/2012	02/14/2013
Goldman Sachs	9,589	0.40	USD	10/31/2012	02/14/2013
JP morgan	9,589	0.40	USD	10/31/2012	02/14/2013
Citibank	2,328	0.25	USD	11/14/2012	01/14/2013
Wells Fargo	23,974	0.35	USD	11/15/2012	02/14/2013
Goldman Sachs	4,795	0.35	USD	11/26/2012	02/25/2013

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

21.	Debt Issued, continued:

Counterparty	MCh$	Interest rate	Currency	Issue date	Maturity date
Merryl Lynch	9,589	0.38	USD	11/27/2012	03/07/2013
Citibank	2,397	0.38	USD	11/27/2012	03/07/2013
Citibank	24,609	0.35	USD	12/03/2012	02/25/2013
Wells Fargo	2,397	0.86	USD	12/03/2012	11/25/2013
Goldman Sachs	28,777	0.42	USD	12/13/2012	03/15/2013
Citibank	9,350	0.40	USD	12/13/2012	03/15/2013
Wells Fargo	2,397	0.51	USD	12/17/2012	06/13/2013
Wells Fargo	2,397	0.60	USD	12/19/2012	08/29/2013
Citibank	2,397	0.20	USD	12/21/2012	02/20/2013

Total as of December 31, 2012	516,428

Subordinated Bonds

Series	MCh$	Term	Interest rate	Currency	Issue date	Maturity date
UCHI-G1111	13,191	25 years	3.75	UF	07/30/2012	07/30/2037
UCHI-G1111	1,099	25 years	3.75	UF	07/31/2012	07/31/2037
UCHI-G1111	1,782	25 years	3.75	UF	08/31/2012	08/31/2037
UCHI-G1111	10,105	25 years	3.75	UF	12/28/2012	12/28/2037

Total	26,177

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

21.	Debt Issued, continued:

During the year ended December 31, 2011, Banco de Chile issued bonds by an amount of Ch$749,586 million, of which correspond to unsubordinated bond.

Bonds

Series	MCh$	Term	Interest rate	Currency	Issue date	Maturity date
BCHIUE0510	82,639	6 years	2.20	UF	05/20/2011	05/20/2017
BCHIUG0610	81,802	11 years	2.70	UF	05/27/2011	05/27/2022
BCHIUC0510	37,866	5 years	2.20	UF	07/07/2011	07/07/2016
BCHIUF0610	36,608	10 years	2.70	UF	07/07/2011	07/07/2021
BCHIUI0611	42,944	7 years	3.20	UF	07/12/2011	07/12/2018
BCHIUI0611	34,096	7 years	3.20	UF	07/20/2011	07/20/2018
BCHIUK0611	52,866	11 years	3.50	UF	07/28/2011	07/28/2022
BCHIUD0510	46,014	6 years	2.20	UF	07/28/2011	07/28/2017
BCHIUK0611	33,451	11 years	3.50	UF	07/29/2011	07/29/2022
BCHIUI0611	432	7 years	3.20	UF	08/02/2011	08/02/2018
BCHIUI0611	756	7 years	3.20	UF	08/03/2011	08/03/2018
BCHIUJ0811	48,045	8 years	3.20	UF	09/12/2011	09/12/2019
BCHI-B1208	84,912	7 years	2.20	UF	09/12/2011	09/12/2018
BCHIUD0510	12,790	6 years	2.20	UF	09/22/2011	09/22/2017
BCHIUH0611	21,668	6 years	3.00	UF	09/29/2011	09/29/2017
BCHIUI0611	65,014	7 years	3.20	UF	09/30/2011	09/30/2018
BCHIUD0510	10,675	6 years	2.20	UF	09/30/2011	09/30/2017
BCHIUD0510	1,068	6 years	2.20	UF	10/13/2011	10/13/2017
BNCHIL (*)	55,940	3 years	5.41	MXN	12/08/2011	12/04/2014

Total	749,586

(*)	At the Ordinary Meeting No. BCH 2,738 held on August 11, 2011, the minutes of which were recorded in a public deed drawn up at the office of the Public Notary Mr. René Benavente Cash on August 19, 2011, authorized a program to place certificates in Mexico in an amount of MXN10,000,000,000, of which an amount of MXN1,500,000,000 were issued and placed on December 8, 2011.

The Bank has not had breaches of capital and interest with respect to its debts instruments during year 2011 and 2012.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

22.	Other Financial Obligations:

As of December 31, 2011 and 2012, other financial institutions are detailed as follows:

	2011 MCh$	2012 MCh$
Public sector obligations	61,734	106,537
Other Chilean obligations	123,051	55,586

Total	184,785	162,123

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

23.	Provisions:

(a)	As of December 31, 2011 and 2012, provisions are detailed as follows:

	2011 MCh$	2012 MCh$
Provision for minimum dividends	128,642	139,755
Other provisions for contingencies	2,702	2,084

Total	131,344	141,839

(b)	The following table details the changes in provisions during 2011 and 2012:

	Minimum dividends MCh$	Other contingencies MCh$	Total MCh$

Balances as of January 1, 2010	78,524	10,083	88,607
Provisions established	113,559	690	114,249
Provisions used	(78,524)	(9,647)	(88,171)
Provisions released	—	—	—
Other movements	—	—	—

Balances as of December 31, 2010	113,559	1,126	114,685

Balances as of January 1, 2011	113,559	1,126	114,685
Provisions established	128,642	1,966	130,608
Provisions used	(113,559)	(215)	(113,774)
Provisions released	—	(175)	(175)
Other movements	—	—	—

Balances as of December 31, 2011	128,642	2,702	131,344

Balances as of January 1, 2012	128,642	2,702	131,344
Provisions established	139,755	229	139,984
Provisions used	(128,642)	(223)	(128,865)
Provisions released	—	(624)	(624)
Other movements	—	—	—

Balances as of December 31, 2012	139,755	2,084	141,839

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

24.	Employee Benefits:

(a)	Provisions for personnel benefits and payroll:

	2011 MCh$	2012 MCh$

Short-term personnel benefits ((c))	28,827	29,649
Vacation accrual ((d))	20,361	20,842
Pension plan – defined benefit plan ((b))	8,511	10,633
Other benefits	2,935	3,421

Total	60,634	64,545

(b)	Pension plan – Defined benefit plan:

	2011 MCh$	2012 MCh$

Current service cost	886	808
Interest cost on benefit obligation	482	468
Actuarial gains and losses	(536)	1,732

Net benefit expense	832	3,008

The net benefit expense is recognized under “Personnel Expenses” (Note 33).

The principal assumptions used in determining pension obligations for the Bank’s plan are shown below:

	December 31, 2011%	December 31, 2012%

Discount rate	6.04	5.50
Annual salary increase	2.00	5.08
Payment probability	93.00	99.99

The most recent actuarial valuation of the present value of the benefit plan obligation was carried out at December 31, 2012.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

24.	Employee Benefits, continued

(b)	Pension plan – Defined benefit plan, continued:

Changes in the present value of the defined benefit obligation are as follows:

	2011 MCh$	2012 MCh$

Opening defined benefit obligation, January 1,	7,980	8,511
Contributions by the employer	886	808
Benefits paid	(281)	(864)
Prepayments	(20)	(22)
Actuarial gains and losses	(54)	2,200

Closing defined benefit obligation	8,511	10,633

(c)	The following table details the changes in provisions for incentive plans during 2011 and 2012:

	2011 MCh$	2012 MCh$

Balances as of January 1,	25,920	28,827
Provisions established	30,655	28,406
Provisions used	(27,724)	(27,584)
Provisions released	(24)	—
Other movements	—	—

Balances as of December 31,	28,827	29,649

(d)	The following table details the changes in provisions for vacation during 2011 and 2012:

	2011 MCh$	2012 MCh$

Balances as of January 1,	18,774	20,361
Provisions established	5,821	5,655
Provisions used	(4,187)	(4,363)
Provisions released	(47)	(811)

Balances as of December 31,	20,361	20,842

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

24.	Employee Benefits, continued

(e)	Provisions for share-based employee benefits:

As of December 31, 2011 and 2012, the Bank and its subsidiaries do not have a stock compensation plan.

25.	Other Liabilities:

As of December 31, 2011 and 2012, other liabilities are detailed as follows:

	2011 MCh$	2012 MCh$

Documents intermediated	134,820	132,651
Accounts and notes payable (*)	79,031	111,358
Financial guarantees	13,699	13,333
VAT payable	2,908	2,397
Leasing deferred gains	7,039	5,900
Deferred income	5,379	5,357
Insurance payments	1,158	5,080
Pending transactions	1,941	135
Other	23,930	28,894

Total	269,905	305,105

(*)	This item includes obligations that fall outside the Bank’s line of business such as withholding taxes, social security payments, insurance payable, and balances from material purchases and provisions for expenses pending payment.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

26.	Contingencies and Commitments:

(a)	Commitments accounted for in off-balance-sheet accounts:

In order to satisfy its customers’ needs, the Bank entered into several irrevocable commitments and contingent obligations. Although these obligations are not recognized in the Statement of Financial Position, they entail credit risks and, therefore, form part of the Bank’s overall risk.

	2011 MCh$	2012 MCh$

Off-balance-sheet accounts
Guarantees and surety bonds	216,249	323,924
Confirmed foreign letters of credit	137,253	85,272
Issued foreign letters of credit	131,567	138,714
Bank guarantees	1,235,031	1,437,312
Immediately available credit lines	4,881,220	5,481,235
Other commitments	164,361	122,997

Transactions on behalf of third parties
Collections	582,090	386,006
Third-party resources managed by the Bank:
Financial assets managed on behalf of third parties	2,766	12,144
Other assets managed on behalf of third parties	—	—
Financial assets acquired on its own behalf	62,701	22,802

Fiduciary activities
Securities held in safe custody in the Bank	5,613,495	6,237,859
Securities held in safe custody in other entities	4,088,670	4,483,567

Total	17,115,403	18,731,832

(b)	Lawsuits and legal proceedings:

(b.1)	Legal contingencies within the ordinary course of business:

In the ordinary course of business, the Bank and its subsidiaries act as defendant or co-defendant in various litigation matters. Although there can be no assurances, the Bank’s management believes, based on information currently available, that the ultimate resolution of these legal proceedings are not likely to have a material adverse effect on its results of operations, financial condition, or liquidity. As of December 31, 2011 and 2012, the Bank has established provisions for this concept in the amount of MCh$736 and MCh$474, recorded within “Provisions” in the statement of financial position. The following table presents estimated date of completion of the respective litigation:

	As of December 31, 2012
	2013 MCh$	2014 MCh$	2015 MCh$	2016 MCh$	2017 MCh$	Total MCh$
Legal contingencies	65	5	16	388	—	474

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

26.	Contingencies and Commitments, continued:

(b.2)	Contingencies for significant lawsuits:

As of December 31, 2011 and 2012, the Bank is not party to any significant lawsuits that affect or may affect these consolidated financial statements.

(c)	Guarantees granted:

(i)	In subsidiary Banchile Administradora General de Fondos S.A.:

In compliance with article 226 and subsequent articles of Law 18,045, Banchile Administradora General de Fondos S.A., has designated Banco de Chile as the representative of the beneficiaries of the guarantees it has established and in that character the Bank has issued bank guarantees totaling UF 2,442,000, maturing January 4, 2013.

In addition to these guarantees for creating mutual funds, there are other guarantees for a guaranteed capital on certain mutual funds, totaling Ch$118,734 million as of December 31, 2012 (Ch$104,302 million in 2011).

2012
Fund	MCh$

Mutual Fund Banca Americana Voltarget	11,878
Mutual Fund Estrategia Commodities	6,302
Mutual Fund Muralla China	17,795
Mutual Fund Potencias Consolidadas	30,381
Mutual Fund Ahorro Plus I	730
Mutual Fund Ahorro Estable II	11,270
Mutual Fund Ahorro Estable III	5,051
Mutual Fund Depósito Plus	14,958
Mutual Fund Europa Accionario	2,069
Mutual Fund Twin Win Europa 103	3,541
Mutual Fund Second Best Chile EEUU	2,207
Mutual Fund Depósito Plus II	12.552

Total	118,734

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

26.	Contingencies and Commitments, continued:

(c)	Guarantees granted, continued:

(ii)	In subsidiary Banchile Corredores de Bolsa S.A.:

For the purposes of ensuring correct and complete compliance with all of its obligations as broker-dealer entity, in conformity with the provisions of article 30 and subsequent articles of Law 18,045 on Securities Markets, the subsidiary established a guarantee in an insurance policy for UF 20,000, insured by Cía. de Seguros de Crédito Continental S.A., that matures April 22, 2014, whereby the Securities Exchange of the Santiago Stock Exchange was appointed as the subsidiary’s creditors to representative.

The Bank has given the following guarantees in relation to this subsidiary’s business activities:

	2011 MCh$	2012 MCh$
Guarantees:
Shares to secure short-sale transactions in:
Securities Exchange of the Santiago Stock Exchange	15,980	69
Securities Exchange of the Electronic Stock Exchange of Chile	21,731	33,693
Fixed income securities to ensure system CCLV, Bolsa de Comercio de Santiago, Bolsa de Valores	2,987	3,068
Fixed income securities to ensure stock loan, Bolsa Eléctronica de Chile, Bolsa de Valores	—	47

Total	40,698	36,877

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

27.	Equity:

(a)	Authorized, subscribed and paid shares:

As of December 31, 2012, the paid-in capital of Banco de Chile is represented by 89,898,992,667 registered shares (86,942,514,973 in 2011), with no par value, subscribed and fully paid.

(b)	Capital increase:

On January 20, 2011 the Bank decided to increase its capital in the amount of Ch$240,000,000,000 by means of the issuance of 3,385,049,365 cash shares, “Banco de Chile – S” series, which process concluded in July 2011 in which the subscribed and fully paid was of 3,385,049,365 cash shares. With this increase the number of shares subscribed and paid grew to 86,942,514,973.

On October 17, 2012, institutions at the Extraordinary Shareholders Meeting agreed to increase the Bank’s capital in the amount of Ch$250,000,000,000 by means of the issuance of 3,939,489,442 cash shares, designated “Banco de Chile-T” series, with that same rights as all other ordinary Banco de Chile shares, with the exception that they will not allow its shareholders to receive dividends and/or fully paid-in shares with respect to our net distributable earnings for fiscal year 2012. Once these dividends and/or fully paid-in shares are distributed and paid, the “Banco de Chile-T” shares will be automatically converted into “Banco de Chile” shares.

(c)	Shares:

(c.1)	On June 5, 2012, Banco de Chile disclosed the capitalization of 30% of the distributable net income obtained during the fiscal year ending December 31, 2011, through the issuance of fully paid-in shares, of no par value, as agreed at the Extraordinary Shareholders Meeting held on March 22, 2012, which are as follows:

At such Extraordinary Shareholders Meeting, it was agreed to increase the Bank’s capital in the amount of Ch$73,910,745,344 through the issuance of 1,095,298,538 fully paid-in shares, of no par value, payable under the distributable net income for 2011 that was not distributed as dividends as agreed at the Ordinary Shareholders Meeting held on the same day.

The issuance of fully paid in shares was registered in the Securities Register of the Superintendency of Banks and Financial Institutions with No. 4/2012 on June 4, 2012.

The Board of Directors of Banco de Chile, at the meeting No. 2,754, dated May 24, 2012, set June 28, 2012 as the date for issuance and distribution of the fully paid in shares.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

27.	Equity, continued:

(c)	Shares, continued

(c.2)	The Bank is in process of issuing and placing shares. The following table shows the share changes from December 31, 2011 to December 31, 2012:

	Ordinary Shares	Ordinary S Series Shares	Ordinary T Series Shares (**)	Total Shares
As of December 31, 2010	73,834,890,472	8,716,808,951	—	82,551,699,423
Capitalization of retained earnings	1,005,766,185	—	—	1,005,766,185
Transformation of the series “Banco de Chile-S” shares into ordinary “Banco de Chile” shares	8,716,808,951	(8,716,808,951)	—	—
Fully paid the share capital increase (*)	3,385,049,365	—	—	3,385,049,365

Total shares as of December 31, 2011	86,942,514,973	—	—	86,942,514,973
Capitalization of retained earnings	1,095,298,538	—	—	1,095,298,538
Shares subscribed and paid	—	—	1,861,179,156	1,861,179,156

Total shares subscribed and paid as of December 31, 2012	88,037,813,511	—	1,861,179,156	89,898,992,667
Shares subscribed and not paid	—	—	76,940,138	76,940,138
Shares authorized and not subscribed	—	—	2,001,370,148	2,001,370,148

Total as of December 31, 2012	88,037,813,511	—	3,939,489,442	91,977,302,953

(*)	During July of 2011, the Bank concluded the capital increase process with an amount of Ch$210,114 million (such amount is net of the costs associated with the issuance).
(**)	See note 27(b)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

27.	Equity, continued:

(d)	Shareholders’ composition:

As of December 31, 2011, the shareholder composition was as follows:

Corporate Name or Shareholder’s Name	Shares	% of Equity Holding

Sociedad Administradora de la Obligación Subordinada SAOS S.A.	28,593,701,789	32.89
LQ Inversiones Financieras S.A.	27,609,418,295	31.76
Sociedad Matriz del Banco de Chile S.A. SM-Chile S.A.	12,138,525,772	13.96
Other minority shareholders	18,600,869,117	21.39

Total	86,942,514,973	100.00

As of December 31, 2012, the shareholder composition was as follows:

Corporate Name or Shareholder’s Name	Shares	% of Equity Holding

LQ Inversiones Financieras S.A.	29,760,938,681	33.10
Sociedad Administradora de la Obligación Subordinada SAOS S.A.	28,593,701,789	31.81
Sociedad Matriz del Banco de Chile S.A. SM-Chile S.A.	12,138,537,826	13.50
Other minority shareholders	19,405,814,371	21.59

Total	89,898,992,667	100.00

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

27.	Equity, continued:

(e)	Approval and payment of dividends:

At the Ordinary Shareholders’ Meeting held on March 22, 2012, the Bank’s shareholders agreed to distribute and pay dividend No. 200 amounting to Ch$2.984740 per common share of Banco de Chile, with charge to net income for the year ended December 31, 2011.

At the Ordinary Shareholders’ Meeting held on March 17, 2011, the Bank’s shareholders agreed to distribute and pay dividend No. 199 amounting to Ch$2.937587 per common share of Banco de Chile, with charge to net income for the year ended December 31, 2010.

The following dividends were declared and paid by the Bank for the year ended as of December 31, 2010, 2011 and 2012:

	2010 MCh$		2011 MCh$		2012 MCh$
Dividends on ordinary shares:		288,669		279,216		296,802
Dividends per ordinary share (1):	Ch$	3.50	Ch$	3.38	Ch$	3.41	(*)

(1)	Dividends per share are calculated by dividing the amount of the dividend paid during each year by the previous year’s number of shares outstanding.
(*)	This dividend per share is composed of the dividend paid to the Central Bank and common shareholders for amounts of MCh$124,342 and MCh$172,460, respectively. The Central Bank has 29,161.4 shares with a payment of Ch$4.263914 per common share of Banco de Chile and for common shareholders the number of shares are 57,781.1 with a payment of Ch$2.984740 per common share of Banco de Chile.

(f)	Provision for minimum dividends:

Chilean Corporations Law mandates a minimum distribution of 30% of distributable income. Accordingly, the Bank recorded a liability under the line item “Provisions” for an amount of MCh$139,755 (MCh$128,642 in December 31, 2011) against “Retained earnings”.

(g)	Other comprehensive income:

The cumulative translation adjustment is generated from the Bank’s translation of its investments in foreign companies, as it records the effects of foreign currency translation for these items in equity.

In accordance with Note 2(x), the fair market value adjustment for available-for-sale instruments is generated by fluctuations in the fair value of that portfolio, with a charge or credit to equity, net of deferred taxes (see Note 11).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

27.	Equity, continued:

(h)	Earnings per share

Earnings per share is calculated by dividing the net profit for the year attributable to the ordinary equity holders of the Bank by the weighted average number of ordinary shares outstanding during the year.

The following table shows the income and share data used in the calculation of EPS:

	As of December 31,
	2010	2011	2012
Basic and diluted earnings per share:

Net profits attributable to ordinary equity holders of the Bank	417,615	438,186	478,120
Weighted average number of ordinary shares (*)	84,652,764,146	86,889,652,027	88,149,818,378
Earnings per share	4.93	5.04	5.42

(*)

During 2011 and 2012 were capitalized 1,005,766,185 and 1,095,298,538 shares respectively, which are considered in earnings per share calculation as if they had been outstanding during all periods presented.

During the periods presented the Bank did not have any instruments that could lead to a dilution of its ordinary shares.

There have been no transactions involving ordinary shares or potential ordinary shares between the reporting date and the date of the completion of these financial statements.

28.	Interest Revenue and Expenses:

(a)	As of each year end, interest revenue is detailed as follows:

	2010	2011	2012
	MCh$	MCh$	MCh$
Commercial loans	488,235	711,946	790,696
Consumer loans	370,847	435,978	522,907
Residential mortgage loans	186,215	266,914	266,625
Financial investments	43,608	71,669	76,576
Repurchase agreements	8,133	14,605	12,553
Loans and advances to banks	7,205	10,322	12,993
Loss from accounting hedges (see 28(c))	(12,607)	(12,411)	(11,296)
Other interest revenue	367	2,661	1,712

Total	1,092,003	1,501,684	1,672,766

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

28.	Interest Revenue and Expenses, continued:

(b)	As of each year end, interest expenses are detailed as follows:

	2010	2011	2012
	MCh$	MCh$	MCh$
Saving accounts and time deposits	187,210	425,968	496,985
Debt issued	109,624	153,896	170,222
Borrowings from financial institutions	18,822	23,784	22,308
Demand deposits	3,439	5,934	3,946
Other financial obligations	2,935	3,823	3,078
Repurchase agreements	2,007	10,849	14,986
Loss from accounting hedges (see 28(c))	—	(185)	(3,003)
Other interest expenses	340	140	107

Total	324,377	624,209	708,629

(c)	As of each year end, loss from accounting hedge is the following:

	2010	2011	2012
	MCh$	MCh$	MCh$
Cash Flow hedge	—	(1,029)	(2,318)
Fair value hedge	(12,607)	(11,197)	(5,975)

Total	(12,607)	(12,226)	(8,293)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

29.	Income and Expenses from Fees and Commissions:

The income and expenses for fees and commissions shown in the Consolidated Statement of Comprehensive Income refers to the following items:

	2010	2011	2012
	MCh$	MCh$	MCh$
Income from fees and commissions
Card services	76,487	90,758	102,407
Collections and payments	51,371	49,764	60,341
Investments in mutual funds and other	61,476	63,809	56,043
Portfolio management	16,401	17,702	27,317
Lines of credit and overdrafts	26,124	22,771	22,892
Insurance brokerage	22,909	20,480	17,404
Trading and securities management	38,724	38,600	16,892
Use of distribution channel	8,727	18,430	15,942
Guarantees and letters of credit	15,187	12,888	14,454
Financial advisory services	4,800	3,186	3,955
Other fees earned	20,013	29,578	35,120

Total income from fees and commissions	342,219	367,966	372,767

Expenses from fees and commissions
Credit card transactions	(29,570)	(35,522)	(42,035)
Sale force fees	(6,047)	(8,312)	(10,098)
Fees for collections and payments	(6,729)	(6,619)	(6,534)
Fees for securities transactions	(3,532)	(4,246)	(2,994)
Sale of mutual fund units	(3,571)	(3,038)	(2,488)
Other fees	(508)	(1,456)	(1,361)

Total expenses from fees and commissions	(49,957)	(59,193)	(65,510)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

30.	Net Financial Operating Income:

The gain (losses) from trading and brokerage activities is detailed as follows:

	2010	2011	2012
	MCh$	MCh$	MCh$
Financial assets held-for-trading	21,306	13,386	9,031
Sale of available-for-sale instruments	19,178	2,289	8,088
Net loss of other transactions	506	(353)	2,567	(*)
Derivative instruments	(23,678)	41,346	(3,633)
Sale of loan portfolios	(149)	1,433	146

Total	17,163	58,101	16,199

(*)	Includes hedge ineffectiveness recognized in income statement for 2012 for an amount of MCh$146

31.	Foreign Exchange Transaction, net:

	2010	2011	2012
	MCh$	MCh$	MCh$
Translation difference, net	69,538	(18,495)	44,736
Indexed foreign currency	(5,776)	11,489	(9,404)
Loss from accounting hedges(*)	—	(967)	(196)

Total	63,762	(7,973)	35,136

(*)	Corresponds to the foreign exchange of the Mexican bond issued in 2011.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

32.	Provisions for Loan Losses:

The changes during 2010, 2011 and 2012 are the following:

		Loans to customers as of December 31, 2010
	Loans and advance to banks	Commercial loans	Mortgage loans	Consumer loans	Total	Financial guarantees	Total
Provisions established:
Individual provisions	—	(39,365)	—	—	(39,365)	(5,217)	(44,582)
Group provisions	—	(29,003)	(3,750)	(112,901)	(145,654)	(151)	(145,805)

Provisions established, net	—	(68,368)	(3,750)	(112,901)	(185,019)	(5,368)	(190,387)

Provisions released:
Individual provisions	567	—	—	—	—	—	567
Group provisions	—	—	—	—	—	—	—

Provisions released, net	567	—	—	—	567	—	567

Recovery of written-off assets	—	11,173	1,387	19,609	32,169	—	32,169

Provisions, net allowances for credit risk	567	(57,195)	(2,363)	(93,292)	(152,850)	(5,368)	(157,651)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

32.	Provisions for Loan Losses:

		Loans to customers as of December 31, 2011
	Loans and advance to banks	Commercial loans	Mortgage loans	Consumer loans	Total	Financial Guarantees	Total

Provisions established:
Individual provisions	(396)	(51,160)	—	—	(51,160)	(4,412)	(55,968)
Group provisions	—	(42,132)	(3,553)	(110,344)	(156,029)	—	(156,029)

Provisions established, net	(396)	(93,292)	(3,553)	(110,344)	(207,189)	(4,412)	(211,997)

Provisions released:
Individual provisions	—	14,515	—	—	14,515	—	14,515
Group provisions	—	—	—	—	—	4,902	4,902

Provisions released, net	—	14,515	—	—	14,515	4,902	19,417

Recovery of written-off assets	—	16,104	1,106	28,445	45,655	—	45,655

Provisions, net allowances for credit risk	(396)	(62,673)	(2,447)	(81,899)	(147,019)	490	(146,925)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

32.	Provisions for Loan Losses:

		Loans to customers as of December 31, 2012
	Loans and advance to banks	Commercial loans	Mortgage loans	Consumer loans	Total	Financial guarantees	Total

Provisions established:
Individual provisions	—	(13,668)	—	—	(13,668)	(1,394)	(15,062)
Group provisions	—	(46,807)	(4,428)	(160,775)	(212,010)	(222)	(212,232)

Provisions established, net	—	(60,475)	(4,428)	(160,775)	(225,678)	(1,616)	(227,294)

Provisions released:
Individual provisions	47	17,883	—	—	17,883	1,982	19,912
Group provisions	—	—	—	—	—	—	—

Provisions released, net	47	17,883	—	—	17,883	1,982	19,912

Recovery of written-off assets	—	14,892	1,971	24,099	40,962	—	40,962

Provisions, net allowances for credit risk	47	(27,700)	(2,457)	(136,676)	(166,833)	366	(166,420)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

33.	Personnel Expenses:

Personnel expenses in 2010, 2011 and 2012 are detailed as follows:

	2010	2011	2012
	MCh$	MCh$	MCh$

Remuneration	157,839	169,114	185,479
Bonuses	69,203	100,494	71,674
Lunch and health benefits	17,817	20,272	21,954
Staff severance indemnities	7,140	6,167	12,608
Training expenses	1,380	1,493	1,671
Other personnel expenses	19,358	19,451	18,679

Total	272,737	316,991	312,065

34.	Administrative Expenses:

As of December 31, 2010, 2011 and 2012, administrative expenses are detailed as follows:

	2010	2011	2012
	MCh$	MCh$	MCh$

General administrative expenses	136,958	153,191	160,717
Expenses for outsourced services	26,870	37,601	42,015
Board of Director’s expenses	2,358	2,733	2,656
Marketing expenses	22,804	26,515	30,572
Taxes, payroll taxes and contributions	8,679	9,879	11,499

Total	197,669	229,919	247,459

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

35.	Depreciation, Amortization and Impairment:

(a)	Amounts charged to income for depreciation and amortization during 2010, 2011 and 2012 are detailed as follows:

	2010	2011	2012
	MCh$	MCh$	MCh$

Depreciation and amortization
Depreciation of property and equipment (Note 14)	19,935	20,543	20,614
Amortization of intangibles assets (Note 13)	15,029	14,588	14,532

Total	34,964	35,131	35,146

(b)	As of December 31, 2010, 2011 and 2012, the impairment loss is detailed as follows:

	2010	2011	2012
	MCh$	MCh$	MCh$

Impairment loss
Impairment loss on investment instruments	—	—	551
Impairment loss on property and equipment (Note No.14)	1,044	335	348
Impairment loss on intangibles assets (Note No.13)	—	296	—

Total	1,044	631	899

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

36.	Other Operating Income:

During 2010, 2011 and 2012, the Bank and its subsidiaries presented the following under other operating income:

	2010	2011	2012
	MCh$	MCh$	MCh$

Rental income	5,367	5,614	6,007
Income for assets received in lieu of payment	6,440	5,918	5,674
Expenses recovery	2,133	1,957	2,895
Recovery from correspondent banks	2,656	2,207	2,379
Release of provisions for contingencies	294	173	624
Refund of Insurance	—	1,594	19
Foreign advisory services	2,130	1,474	—
Other	4,564	5,798	3,289

Total	23,584	24,735	20,887

37.	Other Operating Expenses:

During 2010, 2011 and 2012, the Bank and its subsidiaries incurred the following other operating expenses:

	2010	2011	2012
	MCh$	MCh$	MCh$

Cobranding travel club and global pass	13,302	17,360	18,935
Write-offs for operating risks	10,400	3,002	9,526
Provision for other assets	1,704	—	3,765
Card administration	2,584	2,602	2,163
Provisions for contingencies	689	2,495	1,109
Operational expenses and writes-off leasing	2,254	792	780
Other	6,880	4,688	3,272

Total	37,813	30,939	39,550

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

38.	Related Party Transactions:

The related parties of companies and their subsidiaries include entities of the company’s corporate group; corporations which are the company’s parent company, associated companies, subsidiaries and associates; directors, managers, administrators, main executives or receivers of the company on their own behalf or in representation of persons other than the company, and their respective spouses or family members up to the second degree of consanguinity or affinity, as well as any entity directly or indirectly controlled through any of them, the partnerships or companies in which the aforementioned persons are owners, directly or through other individuals or corporations, of 10% or more of their capital or directors, managers, administrators or main executives; any person that on their own or with others with whom they have a joint action agreement can designate at least one member of the company’s management or controls 10% or more of the capital or of the voting capital, if dealing with a public corporation; those that establish the company’s bylaws, or with a sound basis identify the directors’ committee; and those who have held the position of director, manager, administrator, main executive or receiver within the last eighteen months.

Corporations Art. 147 states that a public corporation can only enter into transactions with related parties when the objective is to contribute to the company’s interests, when terms of price, terms and conditions are commensurate to those prevailing in the market at the time of their approval and comply with the requirements and procedures stated in the same standard.

Moreover, article 84 of the General Banking Law establishes limits for loans granted to related parties and prohibits the granting of loans to the Bank’s directors, managers and general representatives.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

38.	Related Party Transactions, continued:

(a)	Loans to related parties:

The following table details loans and accounts receivable, contingent loans and assets related to trading and investment securities, corresponding to related entities.

	Operating Companies (*)		Investment Companies (**)		Individuals (***)		Total
	2012	2011	2012	2011	2012	2011	2012	2011
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Loans and accounts receivable:
Commercial loans	250,983	209,764	63,576	81,798	704	575	315,263	292,137
Residential mortgage loans	—	—	—	—	14,974	13,919	14,974	13,919
Consumer loans	—	—	—	—	3,920	3,387	3,920	3,387

Gross loans	250,983	209,764	63,576	81,798	19,598	17,881	334,157	309,443
Provision for loan losses	(761)	(602)	(136)	(295)	(68)	(68)	(965)	(965)

Net loans	250,222	209,162	63,440	81,503	19,530	17,813	333,192	308,478

Off balance sheet accounts:
Guarantees	1,864	18,670	—	—	—	—	1,864	18,670
Letters of credits	280	158	—	—	—	—	280	158
Banks guarantees	24,361	21,313	2,374	2,038	—	—	26,735	23,351
Immediately available credit lines	46,179	32,406	4,532	1,451	9,320	9,393	60,031	43,250

Total off balance sheet account	72,684	72,547	6,906	3,489	9,320	9,393	88,910	85,429
Provision for contingencies loans	(44)	(95)	(1)	(2)	—	—	(45)	(97)

Off balance sheet account, net	72,640	72,452	6,905	3,487	9,320	9,393	88,865	85,332

Amount covered by Collateral:
Mortgage	31,034	27,958	55	55	15,325	15,431	46,414	43,444
Warrant	—	—	—	—	—	—	—	—
Pledge	13	—	—	—	7	7	20	7
Other (****)	2,842	2,855	17,300	17,300	10	10	20,152	20,165

Total collateral	33,889	30,813	17,355	17,355	15,342	15,448	66,586	63,616

Acquired Instruments
For trading purposes	—	2,154	—	—	—	—	—	2,154
For investment purposes	—	—	—	—	—	—	—	—

Total acquired instruments	—	2,154	—	—	—	—	—	2,154

(*)	Operating companies are legal entities which comply with the following conditions:

i)	They engage in operating activities and generate a separable flow of income,

ii)	Less than 50% of their assets are trading securities or investments.

(**)	Investment companies include those legal entities that do not comply with the conditions for operating companies and are profit-oriented.
(***)	Individuals include key members of the management, who directly or indirectly posses the authority and responsibility of planning, administrating and controlling the activities of the organization, including directors. This category also includes their family members who are expected to have an influence or to be influenced by such individuals in their interactions with the organization.
(****)	These guarantees correspond mainly to shares and other financial guarantees

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

38.	Related Party Transactions, continued:

(b)	Other assets and liabilities with related parties:

	2012	2011
	MCh$	MCh$
Assets
Cash and due from banks	11,174	97,390
Derivative instruments	107,487	116,010
Other assets	2,931	2,665

Total	121,592	216,065

Liabilities
Demand deposits	87,480	69,287
Savings accounts and time deposits	378,965	531,448
Derivative instruments	83,582	100,238
Debt issued	79,821	—
Borrowings from financial institutions	134,820	194,059
Other liabilities	9,044	7,969

Total	773,712	903,001

(c)	Income and expenses from related party transactions:

	2012		2011
	Income	Expense	Income	Expense
	MCh$	MCh$	MCh$	MCh$
Type of income or expense recognized

Interest and revenue expenses	18,759	21,501	15,522	31,190
Fees and commission income	56,717	33,337	56,979	30,647
Net financial operating income	36,171	—	100,187	—
Provision for credit risk	—	677	221	—
Operating expenses	—	64,213	—	65,718
Other income and expenses	744	40	843	53

Total	112,391	119,768	173,752	127,608

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

38.	Related Party Transactions, continued:

(d)	Directors’ expenses and remunerations:

	Remunerations				Fees for attending Board meetings		Fees for attending Committees and Subsidiary Board meetings (1)		Consulting		Total
	2012		2011		2012	2011	2012	2011	2012	2011	2012	2011
	MCh$		MCh$		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Name of Directors

Pablo Granifo Lavín	358	(*)	347	(*)	45	48	294	306	—	—	697	701
Andrónico Luksic Craig	147		142		8	14	—	—	—	—	155	156
Jorge Awad Mehech	49		47		23	27	110	107	—	—	182	181
Gonzalo Menéndez Duque	49		47		21	25	112	111	—	—	182	183
Jaime Estévez Valencia	49		47		23	26	92	87	—	—	164	160
Rodrigo Manubens Moltedo	49		47		23	26	49	48	—	—	121	121
Francisco Pérez Mackenna	49		47		17	22	50	46	—	—	116	115
Jorge Ergas Heyman	49		36		17	16	47	42	—	—	113	94
Thomas Fürst Freiwirth	49		47		18	23	37	34	—	—	104	104
Guillermo Luksic Craig	49		47		4	7	—	—	—	—	53	54
Jacob Ergas Ergas	—		10		—	4	9	17	—	—	9	31
Felipe Joannon Vergara	—		10		—	7	—	12	—	—	—	29
Other directors’ subsidiaries	—		—		—	—	165	166	—	86	165	252

Total	897		874		199	245	965	976	—	86	2,061	2,181

(1)	Includes fees paid to members of the Advisory Committee of Banchile Corredores de Seguros Ltda. of MCh$19 (MCh$9 in 2011).
(*)	Includes a provision of MCh$210 (MCh$205 in 2011) for an incentive subject to achieving the Bank’s forecasted earnings.

Fees paid for advisory services to the Board of Directors amount to MCh$266 (MCh$248 in 2011).

Travel and other related expenses amount to MCh$329 (MCh$304 in 2011).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

39.	Fair Value of Financial Assets and Liabilities:

Banco de Chile and its subsidiaries have defined a corporate framework for the Fair Value measurement and control to accomplish the Fair Value process according to local regulations, market standards and best practices in the industry. This framework is contained in Banco de Chile’s Fair Value Policy.

One of the most important definition in this framework is the Product Control Unit, (“PCU”) function. This area is independent from both the principal management and the business unit, and reports to the CFO of Banco de Chile. This area is responsible for the independent verification of Profit and Losses, and Fair Value measurement and control for all Treasury transactions; Trading, Funding and gapping and Investments deals.

To accomplish the measurements and controls, Banco de Chile and its subsidiaries, take into account at least the following aspects:

(a)	Industry standards of fair value measurements.

In the fair value calculation process, standard methodologies: closing prices, discounted cash flows and option models, and the Black-Scholes model, in the options case. The input parameters are rates, prices and volatility levels for each term and market factor that can change the fair value of any instrument in the portfolio.

(b)	Quoted prices in active markets.

The fair value for instruments with quoted prices in active markets is determined using daily quotes from electronic systems information as Bloomberg and Bolsa de Comercio de Santiago terminals. This quote represents the price at which the instrument is frequently bought and sold in financial markets.

The prices used to determine the fair value of each instrument correspond to the midpoint for a specific market factor, currency and term.

(c)	Valuation techniques.

If there are not market quotes in active markets for the financial instrument, valuation techniques will be used to determine the fair value.

Due to the fact that fair value models require a set of market parameters as inputs, it is part of the fair value process to maximize the utilization of observable quoted prices or derived from similar instruments in active markets. Nevertheless, there are some cases for which neither quoted prices nor derived prices are available; in these cases external data from specialized providers, such as the broker ICAP, prices for similar transactions and historical information is used to validate the parameters that will be used as inputs.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

39.	Fair Value of Financial Assets and Liabilities, continued:

(d)	Fair value adjustments.

Part of the fair value process consist of adjustments, Market Value Adjustments or MVA for short, to take into account two different market inputs: bid/offer spreads and market factors liquidity. These adjustments are calculated and analyzed by the PCU and Risk Market areas.

The bid/offer spread adjustment reflects the expected impact on fair value due to long or short positions in a specific market factor and term, valuated at their midpoint. For example, long positions in an asset will be impacted in order to reflect the fact that in selling that position prices will be quoted at bid instead at midpoint. For the bid/offer spread adjustment, market quotes or indicative prices for each position, instrument, currency and term are used. Bid, mid and offer market quotes are considered.

The liquidity adjustment considers the relative size to the market of each position in the portfolio. This adjustment is intended to reflect the relative size of Banco de Chile and the deepness of the markets. For this adjustment, the size of each position, recent transaction in active markets and recently observed liquidity are taking into account.

(e)	Fair value control.

To ensure that the market input parameters that Banco de Chile is using for fair value calculations represent the state of the market and the best estimates of fair value, the PCU runs on a daily basis an independent verification of prices and rates. This process aims to set a preventive control on the official market parameters provided by the respective business area. A comparative control based on mark-to-market differences, using one set of inputs prepared by the business area and one set prepared by the PCU, is conducted before fair value calculations. The output of this process is a set of differences in fair value by currency, product and portfolio. These differences are compared with specific ranges by grouping level, currency, product and portfolio.

In the event when significant differences were detected, these differences are scaled according to the amount of materiality for each grouping level, from a single report to the trader until a report to the Board. These ranges of materiality control are approved by the Assets and Liabilities Committee (“ALCO”).

Complementary and in parallel, the PCU generates daily reports of P&L and risk market exposure. These two kinds of reports allows adequate control and consistency of the parameters used in the valuation and post-valuation confirmation.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

39.	Fair Value of Financial Assets and Liabilities, continued:

(f)	Judgmental analysis and information to Senior Management.

In particular cases where there is no market quotations for the instrument, similar transaction prices or indicative parameters, a reasoned analysis and specific controls should be made to estimate the fair value of the operation or transaction. Within Banco de Chile’s framework for fair value, described in the Fair Value Policy approved by the Board of Banco de Chile, the approval level required for this kind of instruments, where there is no market information or available inferences from prices or rates, is established.

(i)	Fair value hierarchy

Banco de Chile and his subsidiaries, taken into account the preceding statements, classify all the financial instruments among the following levels:

Level 1:	Observable, quoted price in active markets for the same instrument or specific type of transaction to be evaluated.

In this level are considered the following instruments: currency futures, Chilean central bank and treasury securities, mutual funds investments and equity.

For the Chilean central bank and treasury securities, all instruments that belong to one of the following benchmark groups will be considered as Level 1: Pesos-02, Pesos-05, Pesos-07, Pesos-10, UF-02, UF-05, UF-07, UF-10, UF-20, UF-30. A benchmark group is composed by a number of instruments that have similar duration and share the same quoted price within the group. This condition allows for a greater depth of the market, assuring daily observable quotes.

For each and every one of these instruments exist daily observable market valuation parameters; internal rates of return and closing prices, respectively, therefore no assumptions are needed to calculate the fair value. For currency futures as well as mutual funds and equity, closing prices times the number of instruments is used for fair value calculations. For Chilean central bank and treasury securities, the internal rate of return is used to discount every cash flow and obtain the fair value of each instrument, for each currency, CLP or CLF.

The preceding described methodology corresponds to the one utilized for the Bolsa de Comercio de Santiago (Santiago’s main Exchange) and is recognized as the standard in the market.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

39.	Fair Value of Financial Assets and Liabilities, continued:

(i)	Fair value hierarchy, continued

Level 2:	No market quotes are available for the specific financial instrument, or the observable prices are sporadic and therefore the market does not have enough depth. For instruments in this level the valuation is done based on inference from observable market parameters; quoted prices for similar instruments in active markets.

This level is composed mostly of derivatives, currency and rate derivatives, bank’s debt securities, mortgage claims, money market instruments and less liquid Chilean central bank and treasury securities.

For derivatives the fair value process depend upon his value is impacted by volatility as a relevant market factor; if is the case, Black-Scholes-Merton type of formula it is used. For the rest of the derivatives, swaps and forwards, net present value through discounted cash flows is used. For securities classified as level 2, the obtained internal rate of return is used to discount every cash flow and obtain the fair value of each instrument, for each currency.

In the event that there is no observable price for an instrument in a specific term, the price will be inferred from the interpolation between periods that do have observable quoted price in active markets. These models incorporate various market variables, including foreign exchange rates and interest rate curves. In some cases external data from specialized providers, brokers such as ICAP and Riskamerica, price for similar transactions and historical information it is used for validate the parameters that will be used as inputs.

The techniques described above are used by the Santiago Stock Exchange in Chile, Bloomberg or the Over-the-Counter, and correspond to the standard methodology used in the local and international markets.

Level 3:	The input parameters used in the valuation are not observable through market quotes in active markets neither can be inferred directly from other transaction information in active markets. This category also includes instruments that are valued based on quoted prices for similar instruments where adjustments or assumptions are needed to reflect the differences between them.

Instruments classified as level 3 correspond to Corporate Debt issued mainly Chilean and foreign companies, issued both in Chile and abroad. These instruments are classified, for accounting purposes, as Available for Sale. For this securities classified as level 3, the indicative internal rate of return is used to discount every cash flow and obtain the fair value of each instrument, for each currency. In this case only external data from specialized providers, brokers such as ICAP, Riskamerica and Interactive Data, it is used to for validate the parameters that will be used as inputs.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

39.	Fair Value of Financial Assets and Liabilities, continued:

(i)	Fair value hierarchy, continued

For this level corresponds to the described technique used by both the Bolsa de Comercio de Santiago de Chile as Bloomberg, and correspond to the standard methodology used in the local and international market.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

39.	Fair Value of Financial Assets and Liabilities, continued:

(ii)	Level hierarchy classification and figures

The following table shows the figures by hierarchy, for instruments registered at fair value.

	Level 1		Level 2		Level 3		Total
	2011	2012	2011	2012	2011	2012	2011	2012
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets

Financial assets held-for-trading	—	—	—	—	—	—	—	—
From the Chilean Government and Central Bank	72,971	65,548	4,871	6,831	—	—	77,842	72,379
Other instruments issued in Chile	371	188	191,063	87,115	585	—	192,019	87,303

Subtotal	73,342	65,736	195,934	93,946	585	—	269,861	159,682

Derivative contracts for trading purposes
Forwards	—	—	121,133	66,752	—	—	121,133	66,752
Swaps	—	—	258,681	258,496	—	—	258,681	258,496
Call Options	—	—	1,239	472	—	—	1,239	472
Put Options	—	—	2	341	—	—	2	341
Futures	—	—	—	—	—	—	—	—

Subtotal	—	—	381,055	326,061	—	—	381,055	326,061

Hedge derivative contracts
Swaps	—	—	—	22	—	—	—	22

Subtotal	—	—	—	22	—	—	—	22

Total	—	—	381,055	326,083	—	—	381,055	326,083

Financial assets available-for-sale
From the Chilean Government and Central Bank	—	136,554	412,394	115,230	—	—	412,394	251,784
Other instruments issued in Chile	—	—	608,945	653,955	321,378	278,073	930,323	932,028
Instruments issued abroad	—	30,538	—	—	128,403	57,966	128,403	88,504

Subtotal	—	167,092	1,021,339	769,185	449,781	336,039	1,471,120	1,272,316
Other assets
Mutual fund investments	31,910	33,042	—	—	—	—	31,910	33,042

Subtotal	31,910	33,042	—	—	—	—	31,910	33,042

Total	105,252	265,870	1,598,328	1,189,214	450,366	336,039	2,153,946	1,791,123

Financial Liabilities
Derivative contracts for trading purposes
Forwards	—	—	115,797	81,790	—	—	115,797	81,790
Swaps	—	—	272,976	264,052	—	—	272,976	264,052
Call Options	—	—	1,149	395	—	—	1,149	395
Put Options	—	—	35	387	—	—	35	387
Futures	—	—	—	—	—	—	—	—
Other	—	—	21	—	—	—	21	—

Subtotal	—	—	389,978	346,624	—	—	389,978	346,624

Hedge derivative contracts	—	—
Swaps	—	—	39,935	33,698	—	—	39,935	33,698

Subtotal	—	—	39,935	33,698	—	—	39,935	33,698

Total	—	—	429,913	380,322	—	—	429,913	380,322

Since last quarter of the present period, it was established more precisely the classification of the level of financial instruments, according to what observables are their prices in the market. The new definition is described above of this disclosure. It should be noted that this change has no impact on the valuation of financial assets and liabilities measured at fair value.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

39.	Fair Value of Financial Assets and Liabilities, continued:

(iii)	Level 3 Reconciliation:

The following tables show the reconciliation between the beginning and ending balances of instruments classified as Level 3, whose fair value is reflected in the financial statements.

	Balance as of January 1, 2011	Gain (loss) Recognized in Income	Gain (loss) Recognized in Equity	Purchases	Sales	Agreements	Balance as of December 31, 2011
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets
Financial assets held-for-trading
Other instruments issued in Chile	1,740	94	—	(1,249)	—	—	585
Instruments issued abroad	—	—	—	—	—	—	—

Subtotal	1,740	94	—	(1,249)	—	—	585

Financial assets available-for-sale
Other instruments issued in Chile	230,480	11,992	(2,130)	81,036	—	—	321,378
Instruments issued abroad	84,072	16,115	(3,897)	32,113	—	—	128,403

Subtotal	314,552	28,107	(6,027)	113,149	—	—	449,781

Total	316,292	28,201	(6,027)	111,900	—	—	450,366

	Balance as of January 1, 2012	Gain (loss) Recognized in Income	Gain (loss) Recognized in Equity	Purchases	Sales	Agreements	Balance as of December 31, 2012
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets
Financial assets held-for-trading
Other instruments issued in Chile	585	183	—	(768)	—	—	—
Instruments issued abroad	—	—	—	—	—	—	—

Subtotal	585	183	—	(768)	—	—	—

Financial assets available-for-sale
Other instruments issued in Chile	321,378	1,511	(1,410)	(43,406)	—	—	278,073
Instruments issued abroad	128,403	(5,713)	19,666	(59,432)	—	(24,958)	57,966

Subtotal	449,781	(4,202)	18,256	(102,838)	—	(24,958)	336,039

Total	450,366	(4,019)	18,256	(103,606)	—	(24,958)	336,039

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

39.	Fair Value of Financial Assets and Liabilities, continued:

(iv)	Transfers between levels

The following tables show transfers between levels for financial assets and liabilities whose fair value it is recorded in the consolidated financial statements:

Transfers from level 1 to level 2
2012
MCh$
Financial assets

Financial assets held-for-trading instruments
From the Chilean Government and Central Bank	—

Transfers from level 2 to level 1 2012
MCh$
Financial assets

Financial assets Available-for-sale instruments
From the Chilean Government and Central Bank	53,592

Since last quarter the classification was established according to what observables are their prices in the market. Transfers from level 2 to level 1 represent this situation. It should be noted that this change has no impact on the valuation of financial assets and liabilities measured at fair value.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

39.	Fair Value of Financial Assets and Liabilities, continued:

(v)	Sensitivity of level 3 instruments to changes in key assumptions of the input parameters for the valuation model.

The following table shows the impact on the fair value of Level 3 financial instruments using alternative assumptions that are reasonably possible. It is believed that the positive and negative impacts are similar:

	As of December 31, 2011		As of December 31, 2012
	Level 3	Sensitivity to changes in key assumptions of models	Level 3	Sensitivity to changes in key assumptions of models
	MCh$	MCh$	MCh$	MCh$
Financial Assets
Financial assets held-for-trading
Other instruments issued in Chile	585	—	—	—

Total	585	—	—	—

Financial assets available-for-sale
Other instruments issued in Chile	321,378	5,629	278,073	4,664
Instruments issued abroad	128,403	2,911	57,966	612

Total	449,781	8,540	336,039	5,276

Financial assets corresponds to bank bonds and corporate bonds, considering that these instruments do not have current prices or observables, was used as inputs prices, prices based on broker quotes or runs. Prices are generally calculated as a base rate plus a spread. For local bonds, this was determined by applying a 10% impact on the price, while for offshore bonds this was determined by applying only a 10% impact on the spread because the base rate is hedged with instruments on interest rate swaps so-called hedge accounting. The impact of 10% is considered a reasonable move considering the market performance of these instruments and comparing it against the adjustment bid / offer that is provided for by these instruments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

39.	Fair Value of Financial Assets and Liabilities, continued:

(vi)	Other assets and liabilities

The following table summarizes the fair values of the Bank’s main financial assets and liabilities that are not recorded at fair value in the Statement of Financial Position. The values shown in this note do not attempt to estimate the value of the Bank’s income-generating assets, nor forecast their future behavior. The estimated fair value is as follows:

	Book Value		Fair Value
	2011	2012	2011	2012
	MCh$	MCh$	MCh$	MCh$
Assets
Cash and due from banks	881,146	684,925	881,146	684,925
Transactions in the course of collection	373,639	310,077	373,639	310,077
Cash collateral on securities borrowed and reverse repurchase agreements	47,981	35,100	47,981	35,100

Subtotal	1,302,766	1,030,102	1,302,766	1,030,102

Loans and advances to banks
Domestic banks	315,873	1,115,000	315,873	1,115,000
Foreign banks	332,552	228,322	332,552	228,322

Subtotal	648,425	1,343,322	648,425	1,343,322

Loans to customers, net
Commercial loans	11,005,194	11,533,904	10,973,062	11,473,251
Residential mortgage loans	3,591,530	4,182,587	3,557,248	4,201,091
Consumer loans	2,427,032	2,667,467	2,426,959	2,683,593

Subtotal	17,023,756	18,383,958	16,957,269	18,357,935

Total	18,974,947	20,757,382	18,908,460	20,731,359

Liabilities
Current accounts and other demand deposits	4,895,426	5,470,971	4,895,426	5,470,971
Transactions in the course of payment	155,424	72,684	155,424	72,684
Cash collateral on securities lent and reverse repurchase agreements	223,202	226,396	223,202	226,396
Saving accounts and time deposits	9,282,324	9,612,950	9,273,010	9,589,643
Borrowings from financial institutions	1,690,939	1,108,681	1,689,172	1,103,252
Other financial obligations	184,785	162,123	184,785	162,123

Subtotal	16,432,100	16,653,805	16,421,019	16,625,069

Debt issued
Letters of credit for residential purposes	106,965	85,967	115,825	87,088
Letters of credit for general purposes	45,133	29,229	48,871	29,610
Bonds	1,488,369	2,412,233	1,459,145	2,282,014
Subordinated bonds	747,874	746,504	728,330	726,369

Subtotal	2,388,341	3,273,933	2,352,171	3,125,081

Total	18,820,441	19,927,738	18,773,190	19,750,150

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

39.	Fair Value of Financial Assets and Liabilities, continued:

(vi)	Other assets and liabilities

The fair value of assets not presented at fair value in the Statement of Financial Position is derived from balance sheet stocks and cash flows that Banco de Chile expects to receive, discounted using the relevant market interest rate for each type of transaction. These cash flows are obtained from regulatory reports, in particular the C40 report, which is issued by the Bank.

The C40 report contains cash flows, in future value, for assets and liabilities, by maturity and currency. For long term assets and liabilities, contractual cash flows are used to calculate the fair value. The cash flows are discounted by type of asset and currency to obtain their present value. The discount rates used to calculate the present value for each type of asset and liability correspond to the marginal rates of each product, considering specific rates by currency and term to capture both the risk inherent to the term as well as the expected level of each currency.

For financial assets and liabilities that have a short term maturity (less than three months) it is assumed that the carrying amounts approximate their fair value. This assumption is also applied to demand deposits and savings accounts without specific maturity.

For loans, contractual cash flows and loan loss provisions are used to calculate the fair value. The cash flows are discounted by type of asset and currency to obtain their present value. Consecutively, the loan loss provision, by type of asset, is subtracted from the present value to take into account the fact that the Bank has already model the estimate probability that his customers do not fulfill their obligations.

The fair value of liabilities that do not have quoted market prices, it is based on discounted cash flows, using interest rates to similar terms.

The Bank did not incur any “day 1” profits or losses during the reporting period (difference between mark to market at the end of day and the effective rate of the transactions).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

40.	Maturity of Assets and Liabilities:

The table below shows the classification of assets and liabilities as current and non-current as the balance sheet is presented in the order of liquidity without indicating this information.

	As of December 31, 2011
	Less than 12 months MCh$	Over 1 year MCh$	Total MCh$
Assets
Cash and due from banks	881,146	—	881,146
Transactions in the course of collection	373,639	—	373,639
Financial assets held-for-trading	269,861	—	269,861
Cash collateral on securities borrowed and reverse repurchase agreements	47,981	—	47,981
Derivative instruments	170,352	210,703	381,055
Loans and advance to banks (*)	649,431	—	649,431
Loans to customers (*)	9,128,146	8,258,351	17,386,497
Financial assets available-for-sale	635,951	835,169	1,471,120
Investment in other companies	—	13,196	13,196
Property and equipment	—	207,888	207,888
Investment properties	—	17,079	17,079
Intangible assets	—	81,026	81,026
Current tax assets	—	—	—
Deferred tax assets, net	—	60,025	60,025
Other assets	109,523	170,281	279,804

Total assets	12,266,030	9,853,718	22,119,748

	As of December 31, 2012
	Less than 12 months MCh$	Over 1 year MCh$	Total MCh$
Assets
Cash and due from banks	684,925	—	684,925
Transactions in the course of collection	310,077	—	310,077
Financial assets held-for-trading	159,682	—	159,682
Cash collateral on securities borrowed and reverse repurchase agreements	35,100	—	35,100
Derivative instruments	127,507	198,576	326,083
Loans and advance to banks (*)	1,344,281	—	1,344,281
Loans to customers (*)	8,062,399	10,709,362	18,771,761
Financial assets available-for-sale	787,053	485,263	1,272,316
Investment in other companies	—	11,674	11,674
Property and equipment	—	205,189	205,189
Investment properties	—	16,698	16,698
Intangible assets	—	75,610	75,610
Current tax assets	—	—	—
Deferred tax assets, net	—	55,801	55,801
Other assets	122,842	194,923	317,765

Total assets	11,633,866	11,953,096	23,586,962

(*)	The respective provisions, which amount to MCh$362,741 and MCh$387,803 in 2011 and 2012, respectively, for loans to customers and MCh$1,006 and MCh$959 for loans and advances to banks, have not been deducted from these balances.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

40.	Maturity of Assets and Liabilities, continued:

	As of December 31, 2011
	Less than 12 months MCh$	Over 1 year MCh$	Total MCh$
Liabilities
Current accounts and other demand deposits	4,895,426	—	4,895,426
Transactions in the course of payment	155,424	—	155,424
Cash collateral on securities lent and reverse repurchase agreements	223,202	—	223,202
Saving accounts and time deposits	8,811,613	470,711	9,282,324
Derivative instruments	162,863	267,050	429,913
Borrowings from financial institutions	1,418,654	272,285	1,690,939
Debt issued	91,414	2,296,927	2,388,341
Other financial obligations	129,892	54,893	184,785
Current tax liabilities	—	3,095	3,095
Employee benefits	—	60,634	60,634
Provisions	—	131,344	131,344
Other liabilities	134,820	135,085	269,905

Total liabilities	16,023,308	3,692,024	19,715,332

	As of December 31, 2012
	Less than 12 months MCh$	Over 1 year MCh$	Total MCh$
Liabilities
Current accounts and other demand deposits	5,470,971	—	5,470,971
Transactions in the course of payment	72,684	—	72,684
Cash collateral on securities lent and reverse repurchase agreements	226,396	—	226,396
Saving accounts and time deposits	9,035,534	577,416	9,612,950
Derivative instruments	118,734	261,588	380,322
Borrowings from financial institutions	966,725	141,956	1,108,681
Debt issued	302,556	2,971,377	3,273,933
Other financial obligations	113,117	49,006	162,123
Current tax liabilities	—	23,189	23,189
Employee benefits	—	64,545	64,545
Provisions	—	141,839	141,839
Other liabilities	132,651	172,454	305,105

Total liabilities	16,439,368	4,403,370	20,842,738

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

41.	Risk Management:

(1)	Introduction

The Bank’s risk management is based on specialization, knowledge of the business and the experience of its teams, with professionals specifically dedicated to each different type of risk. Our policy is to maintain an integrated, forward looking approach to risk management, taking into account the current and forecasted economic environment and the risk/return ratio of all products for both the Bank and its subsidiaries.

Our credit policies and processes acknowledge the particularities of each market and segment, thus affording specialized treatment to each one of them. The integrated information prepared for risk analysis is key to developing our strategic plan, this objectives include: determining the desired risk level for each business line; aligning all strategies with the established risk level; communicating desired risk levels to Bank’s commercial areas; developing models, processes and tools for evaluating, measuring and controlling risk throughout the different business lines and areas; informing the board of directors about risks and their evolution; proposing action plans to address important deviations in risk indicators and enforcing compliance of applicable standards and regulations.

(a)	Risk Management Structure

Credit and Market Risk Management lies at the all levels of the Organization, with a structure that recognizes the relevance of the different risk areas that exist. Current levels are:

(i)	Board of Directors

The Board is responsible for the establishment and monitoring of the Bank’s risk management structure. Due to the above, it is permanently informed regarding the evolution of the different risk areas, participating through its Finance and Financial Risk Committees, Credit Committees, Portfolio Committees and Audit Committee, which check the status of credit and market risks. In addition, it actively participates in each of them, informed of the status of the portfolio and participating in the strategic definitions that impact the quality of the portfolio.

Risk management policies are established in order to identify and analyze the risks faced by the Bank, to set adequate limits and controls and monitor risks and compliance with limits. The policies and risk management systems are regularly reviewed in order for them to reflect changes in market conditions and the Bank’s activities. It, through its standards and management procedures intends to develop a disciplined and constructive control environment in which all employees understand their roles and obligations.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

41.	Risk Management, continued:

(1)	Introduction, continued

(a)	Risk Management Structure, continued

(ii)	Finance, International and Financial Risk Committee

This committee meets monthly to review developments and the current status of financial positions and market, price and liquidity risk. It reviews estimated results from financial positions in order to measure the risk/return ratio of the Bank’s Treasury business, as well as the evolution of and forecasts regarding use of capital. The knowledge of the current state of the market risks allow to forecast potential future loss, with an important confidence level, in the case of adverse transactions in the main market variables or illiquidity (exchange rate, interest rates and options volatility) or tight liquidity (either liquidity of trading in financial instruments or funding liquidity).

Additionally, the Committee reviews the estimated financial results that generate these positions separately, in order to measure the risk-return businesses involved in handling financial positions of the Treasury, the evolution of the use of capital, and the estimated credit risk and market that the Bank will face in the future. The Committee also discussed the international financial exposure and liabilities major credit exposures generated by derivatives transactions.

The Committee is responsible for the design of policies and procedures related to the establishment of limits and alerts financial positions, as well as measurement, control and reporting of the same. Subsequently, policies and procedures are subject to approval by the Bank’s Board.

The Finance, International and Financial Risk Committee comprises the Chairman, four Directors, the General Manager, the Manager of Corporate Risk Division, the Manager of the Corporate and Investment Banking Division, the Manager of Financial Control Division, the Manager of Treasury Division and the Manager of Financial Risk Area.

The Committee meets in regular session once a month and may be cited extraordinary request of the President, two Directors or the General Manager.

(iii)	Credit Committees

The corporate governance structure of the Bank provides various credit committees responsible for credit decisions related to the different business segments and the type of risk involved. These committees have higher expression in the Credit Committee of the Board, consisting of the General Manager, the Manager of Corporate Risk Division, and at least three directors who review weekly all operations that exceed UF750,000.

Each credit committee is responsible for defining the terms and conditions of acceptance of counterparty risks considered in the evaluation, and are comprised of members with sufficient powers for decision-making. The Corporate Risk Division participates in an independently and autonomouslyfrom commercial areas.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

41.	Risk Management, continued:

(1)	Introduction, continued

(a)	Risk Management Structure, continued

(iv)	Portfolio Risk Committee

The main function of the Portfolio Risk Committee is to understand, from a overall perspective, the composition of the Bank’s loan portfolio. This is, according to economic sectors, business segments, products, terms and everything that would have a broad view of counterparty risk is assumed. This Committee reviews, in detail, the main exposures by economic groups, debtors and behavioral parameters such as default indicators, past due loans, impairment, charges-off and provisions for loan losses for each segment.

The mission of this Committee is to approve and propose various risk management strategies to the Board. This includes credit policies, portfolio assessment methodologies and the calculation of provisions to cover expected losses. It is also responsible for the sufficiency of provisions; authorizing extraordinary charge-offs when recovery attempts have been exhausted; and management control settlement of assets received in lieu of payments. It also reviews the methodological guidelines for the development of credit risk models, which are assessed on the Technical Committee for the Supervision of internal models.

The Portfolio Risk Committee meets monthly and is composed of the Chairman of the Board, two Directors, the General Manager, the Manager of Corporate Risk Division, the Manager of the Risk Division and the Area Manager Risk Architecture. The Committee may be summoned to an extraordinary request of the President, two Directors or the General Manager.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

41.	Risk Management, continued:

(1)	Introduction, continued

(a)	Risk Management Structure, continued

(vi)	Corporate Risk Division

Banco de Chile has a team with a vast experience and knowledge in each matter related to risks associated with credit, market, operational and technology, which ensures comprehensive and consolidated management of the same, including the Bank and its subsidiaries, identifying and evaluating the risks generated with customers, in their own operations and their suppliers. The focus is on the future, and determining which different techniques and tools may lead to better solvency, liquidity, operations or reputational value for Banco of Chile.

Regarding the management of Credit Risk, the Corporate Risk Division oversees the quality of the portfolio and improving the risk-return tradeoff for all segments of people and companies as the Bank manages the stages of approval, monitoring and recovery of loans granted.

(vii)	Operational Risk Committee

The mission of the Operational Risk Committee is to identify, prioritize and set strategies to mitigate key operational risk events, ensure the implementation of the management model, establish tolerances risk, ensure compliance programs, policies and procedures relating to Privacy and Information Security, Business Continuity and Operational Risk for Banco de Chile.

This year the Bank increased the frequency of meetings, creating a monthly Operational Risk Committee, which has become the governing body for Operational Risk Management and Technology Risk management also involves the Directors of the Bank through quarterly presentations to Directors and the Audit Committee on these matters.

The Operational Risk Committee is composed of the General Manager, Division Manager Corporate Risk, Manager of Financial Control Division, Manager of Operations and Technology Division, Manager of Commercial Banking Area and Manager of Operational Risk and Technology.

(b)	Internal Audit

Risk management processes throughout the Bank are continually audited by the Internal Audit Area, which analyzes the sufficiency of and compliance with risk management procedures. Internal Audit discusses the results of all evaluations with management and reports its findings and recommendations to the Board of Directors.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

41.	Risk Management, continued:

(1)	Introduction, continued

(c)	Measurement Methodology, continued

The Bank’s Chief Executive Officer, on a daily basis, and the Finance, International and Market Risk Committee, on a monthly basis, receive a report detailing the evolution of the Bank’s price and liquidity risk, based on both internal and regulator-imposed metrics.

Each year, the Board of Directors is presented with the results of a sufficiency test for allowances for loan loss. This test shows whether the Bank’s existing level of allowances for loan loss, both for the individual and group portfolios, is sufficient, based on historic losses or impairment experienced by the portfolio. The Board of Directors must issue a formal opinion on its sufficiency. The sufficiency test of the Chilean GAAP allowance and the related review by the Board has not resulted in supplementary provisions for our Chilean GAAP allowance, hence nor for our IFRS allowance. However, we consider similar factors for both our IFRS allowance and our Chilean GAAP allowance. If necessary we would adjust our IFRS allowance based on the results of the sufficiency test and the Board review if the underlying reason for the supplemental provision under Chilean GAAP were also an input or model used in our IFRS allowance methodology.

(2)	Credit Risk

Credit risk is the risk that we will incur a loss because a customer or counterparty does not comply with their contractual obligations.

This risk is managed using a global, unified and forward-looking strategy, which recognizes the current and projected economic environment of the markets and segments in which our different businesses are developing and grants appropriate credit treatment to each such market or segment by using risk limits that we are willing to accept from counterparties.

Managing credit risk is, therefore, inherent to our business and must be incorporated into each segment in which we do business: in this way, we hope to achieve an optimum balance between assumed risks and attained returns and properly allocate capital to each business line while complying with regulations and criteria defined by the Board, in order to ensure that the Bank has an appropriate capital base for potential losses that may arise from its credit exposure.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

41.	Risk Management, continued:

(2)	Credit Risk, continued

Individual and SME (Small and Medium Enterprises) Banking

(a)	Approval Process

The analysis and credit approval process operates under a differentiated approach according to each market segment, according to three risk models.

These models’ evaluation is focused on markets with customers that do not have business activity. These models ensure compliance in three areas relevant to the admissions process:

Minimum credit profile (scoring)

Borrowing Limits (exposure)

Target Market

The credit profile is determined through statistical models of “Credit Scoring” segmented for different types of customers of the commercial areas in the retail market (Individual and SME Banking). The predictive ability of the models has been essential to successfully address the risk management of the portfolio during crisis scenarios. Risk Management centralizes data entry processes in order to ensure high standards of data quality.

Regarding the target market and borrowing limits, the Bank identifies the market subsegments based on their objectives, business strategies and opportunities, establishing definitions that identify acceptable credit profile of customers, products that will be offered, limits individual exposure and expected returns.

The Bank has also developed a broad level of knowledge regarding selection of customers, with a significant capacity to differentiate between subjects of different credit bases. Using this model, we have developed separate segmented models for the retail market and Banco CrediChile. In the case of our Consumer Finance Division (Banco CrediChile), there are further distinctions for customers, which are separated into the following five sub-segments: retired persons, employees in the public sector, employees in the private sector over 40 years of age, employees in the private sector under 40 years of age and self-employed.

In individual segments there are also sub-segments divided by activity and length of the customer’s relationship with the Bank.

Parametric Model:

The SME (Small and Medium Enterprises) segment is a segment that has developed assessment schemes and ad hoc admission to their characteristics. This segment has defined a parametric model that is responsible for mass segment features a segment as well as case by case analysis. This model considers the evaluation of customers based on three pillars. These are payment behavior internal and external, financial reporting analysis and evaluation of the client’s business. This process yields a parametric evaluation category that summarizes the credit quality of the customer through a rating, which is linked directly to the credit allocations required for each operation. Note that internal audits are performed on an ongoing basis to ensure the quality of the information used.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

41.	Risk Management, continued:

(2)	Credit Risk, continued

Individual and SME (Small and Medium Enterprises) Banking, continued

(a)	Approval Process, continued

Additionally, the Corporate Risk Division supports business significantly through the process of pre-approval of loans to customers, to optimize the relation risk-return of these segments. Thus, both the retail market and in the small and medium enterprises has specialized units that generate credit offers, according to predefined strategies for different segments.

(b)	Control and Follow up

In the individual banking, control and follow-up focus on constant monitoring of aggregate portfolio’s main indicators and monthly source of new customers.

The most relevant are the following:

•	Follow-up of the expected loss of the portfolio through a general model of provisions and back-test of losses for the portfolios that have the maturity required.

•	Analysis of new customers and decomposition respective of the loss rate in according to the product, champion / challenger campaigns and segments.

•

Follow-up arrears indicators portfolio and its spending detailed by product, customer segment, sales process (pre-approved v / s evaluated), areas, etc. Mainly oriented to early detection of potential sources of risk higher than expected in portfolio, regularization of cases and management of credit policy and campaigns pre-approval.

•	Approval and rejection rates applications submitted in the first instance and through appeal, with openings of approvers, branches, etc.

•	Follow-up mortgage portfolio in according of policy variables, financing tranches (Loan to Value), deadlines, relation dividend / income customers, segments, income brackets, etc.

•	Risk segmentation strategies for collection processes and policies to better integrate loan approval and monitoring processes, aligned behind single vision of customer credit fundamentals

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

41.	Risk Management, continued:

(2)	Credit Risk, continued

Corporate Banking

(a)	Approval Process

Case by case model:

This type of analysis applies to wholesale market and corporations. It is characterized by individual assessment expert, which provides the level of risk, transaction amount and complexity of the business, among other variables. This approval process is also supported by a rating model that gives a more uniform assessment and determines the level of credit. In this sense there are a process and consolidated team with high level of experience and expertise in approving appropriations for the various segments and sectors in which the Bank operates. Additionally, to make more effective the admission process, the process of data collection, analysis and discussion of the proposed credit are supported by the areas of credit risk, with the objective of providing top quality to the assessment and achieve better response times to customer requirements.

(b)	Control and Follow up

The ongoing control and follow-up of credit risk is the basis for proactive portfolio management and enables risk to be recognized on a timely basis, thus identifying business opportunities and detecting potential impairment before it occurs.

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

Risk segmentation strategies for collections processes and policies to a better integration of loan approval and monitoring processes, aligned behind a single vision of customer credit fundamentals.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

41.	Risk Management, continued:

(2)	Credit Risk, continued

Corporate Banking, continued

(c)	Derivative Instruments

Counterparty credit exposures generated by derivative transactions are determined utilizing SBIF and internal models.

Credit exposures under the SBIF framework are computed as follows:

Credit Exposure = Maximum (CMTM, 0) + Factor*Notional

CMTM: Current Mark-to-Market of the transaction

Notional: Transaction notional amount

Factor: Factors suggested by the BIS (Bank for International Settlements) in 1996

The exposures computed following SBIF models are measured daily, controlled and reported by counterparty against specific credit lines approved for each of them during the entire life of the transactions.

Additionally, we generate another metric which is the pre-settlement exposure (PSE at 95% confidence level) under internal models, as follows:

PSE =Maximum (CMTM + CEF*Notional, 0)

CMTM: Current Mark-to-Market of the transaction

Notional: Transaction notional amount

CEF: Credit Exposure Factor, which reflects the peak exposure of the transaction under 95% of confidence level

This metric for each counterparty, is currently compared against the credit line at inception only. However, it will be computed on a daily basis from October 2012 onward.

We will have soon two metrics for measuring and reporting credit exposures for derivative transactions: the regulatory one and that calculated under internal models. The former will be used for computing regulatory ratios and the latter will be used for measuring, limiting, controlling and reporting credit exposures generated by these transactions.

Credit mitigating conditions for derivative transactions, such as thresholds, margin calls, etc. have become popular in the local financial markets. Collateral agreements have been demanded by certain banks for inter-banking transactions but the effective application of netting in the case of bank’s default in Chile is doubtful; in fact, Chilean Bank Law allows the intervention of bank under stress by regulatory entities previous to the execution of the default. Therefore, we are not considering credit mitigations for transactions with banks domiciled in Chile. Conversely, netting credit is possible with non-banking corporations and there are a few corporate customers that have accepted netting credit mitigations conditions. In any case, all transactions are documented under a regular Master Agreement, which has been reviewed by the local regulatory entities.

Derivatives transactions closed with counterparts residing abroad (mostly global banks) are documented utilizing ISDA and CSA. Netting and cash collateral above a certain threshold level are the typical credit mitigations in place for this kind of transactions.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

41.	Risk Management, continued:

(2)	Credit Risk, continued

(d)	Portfolio Concentration

Maximum credit risk exposure per counterparty without considering collateral or other credit enhancements as of December 31, 2011 and 2012 does not exceed 10% of the Bank’s Tier 2 capital, which corresponds to Capital plus some adjustments like subordinated bonds, provisions, goodwill, among others.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

41.	Risk Management, continued:

(2)	Credit Risk, continued

The following tables show credit risk exposure per balance sheet item, including derivatives, detailed by both geographic region and industry sector as of December 31, 2011:

	Chile	United States	Brazil	Other	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets
Cash and Due from Banks	622,082	228,796	—	30,268	881,146

Financial Assets held-for-trading
from the Chilean Government and Central Bank of Chile	77,842				77,842
Other instruments issued in Chile	191,857	—	—	162	192,019

Subtotal	269,699	—	—	162	269,861

Cash collateral on securities borrowed and reverse repurchase agreements	47,945	—	—	36	47,981

Derivative Contracts for Trading Purposes
Forwards	96,723	10,490	—	13,920	121,133
Swaps	110,203	117,592	—	30,886	258,681
Call Options	1,239	—	—	—	1,239
Put Options	2	—	—	—	2
Futures	—	—	—	—	—
Other	—	—	—	—	—

Subtotal	208,167	128,082	—	44,806	381,055

Hedge Derivative Contracts
Forwards	—	—	—	—	—
Swaps	—	—	—	—	—
Call Options	—	—	—	—	—
Put Options	—	—	—	—	—
Futures	—	—	—	—	—
Other	—	—	—	—	—

Subtotal	—	—	—	—	—

Loans and advances to Banks
Central Bank of Chile	300,819	—	—	—	300,819
Domestic banks	15,054	—	—	—	15,054
Foreign banks	181,428	—	91,530	59,594	332,552

Subtotal	497,301	—	91,530	59,594	648,425

Loans to Customers (before allowances for loans losses)
Commercial loans	11,020,637	8,952	18,400	165,454	11,213,443
Residential mortgage loans	3,508,169	3,984	3,135	92,146	3,607,434
Consumer loans	2,528,655	1,960	1,243	33,762	2,565,620

Subtotal	17,057,461	14,896	22,778	291,362	17,386,497

Financial Assets Available-for-Sale
from the Chilean Government and Central Bank of Chile	412,394	—	—	—	412,394
Other instruments issued in Chile	930,323	—	—	—	930,323
Instruments issued abroad	21,870	71,740	4,712	30,081	128,403

Subtotal	1,364,587	71,740	4,712	30,081	1,471,120

Financial assets held-to-Maturity	—	—	—	—	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

41.	Risk Management, continued:

	Financial Services MCh$	Government MCh$	Retail (Individuals) MCh$	Trade MCh$	Manufacturing MCh$	Mining MCh$	Electricity, Gas and Water MCh$	Agriculture and Livestock MCh$	Forestry MCh$	Fishing MCh$	Transportation and Telecom MCh$	Construction MCh$	Services MCh$	Other MCh$	Total MCh$
Financial Assets
Cash and Due from Banks	328,933	—	—	—	—	—	—	—	—	—	—	—	72,759	479,454	881,146

Financial Assets held-for-trading
from the Chilean Government and Central Bank	—	—	—	—	—	—	—	—	—	—	—	—	—	77,842	77,842
Other instruments issued in Chile	191,999	—	—	—	—	—	—	—	—	—	—	—	—	20	192,019

Subtotal	191,999	—	—	—	—	—	—	—	—	—	—	—	—	77,862	269,861

Cash collateral on securities borrowed and reverse repurchase agreements	13,619	—	—	2,780	92	512	21,045	—	57	118	5,959	76	156	3,567	47,981

Derivative Contracts for Trading Purposes
Forwards	60,037	—	9	2,006	5,787	1,457	160	5,337	151	326	148	313	101	45,301	121,133
Swaps	185,892	672	—	3,933	4,333	59	8,394	18,241	34	906	2,136	909	230	32,942	258,681
Call Options	1,167	—	—	68	—	—	—	—	—	—	—	—	—	4	1,239
Put Options	—	—	—	2	—	—	—	—	—	—	—	—	—	—	2
Futures	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Subtotal	247,096	672	9	6,009	10,120	1,516	8,554	23,578	185	1,232	2,284	1,222	331	78,247	381,055

Hedge Derivative Contracts
Forwards	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Swaps	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Call Options	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Put Options	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Futures	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Subtotal	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Loans and advances to Banks
Central Bank of Chile	300,819	—	—	—	—	—	—	—	—	—	—	—	—	—	300,819
Domestic banks	15,054	—	—	—	—	—	—	—	—	—	—	—	—	—	15,054
Foreign banks	332,403	—	—	—	—	—	—	—	—	—	—	—	—	149	332,552

Subtotal	648,276	—	—	—	—	—	—	—	—	—	—	—	—	149	648,425

Loans to Customers, Net
Commercial loans (*)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Residential mortgage loans	5,175	—	3,101,327	71,639	14,687	2,506	—	21,524	2,819	1,442	22,073	15,208	95,712	253,322	3,607,434
Consumer loans	3,250	—	1,957,143	40,137	8,599	1,573	9	28,208	1,557	728	16,433	8,022	40,244	459,717	2,565,620
Financial Assets Available-for-Sale
from the Chilean Government and Central Bank	217,429	—	—	—	—	—	—	—	—	—	—	—	—	194,965	412,394
Other instruments issued in Chile	892,287	—	—	2,393	—	67	6,097	—	3,247	—	15,009	2,307	—	8,916	930,323
Instruments issued abroad	113,497	—	—	—	—	—	—	14,906	—	—	—	—	—	—	128,403

Subtotal	1,223,213	—	—	2,393	—	67	6,097	14,906	3,247	—	15,009	2,307	—	203,881	1,471,120

Financial assets held-to-Maturity	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

(*)	See commercial loans by industry sector in Note 10(e).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

41.	Risk Management, continued:

The following tables show credit risk exposure per balance sheet item, including derivatives, detailed by both geographic region and industry sector as of December 31, 2012:

	Chile	United States	Brazil	Other	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets
Cash and Due from Banks	499,473	167,186	—	18,266	684,925

Financial Assets held-for-trading	—	—	—	—	—
From the Chilean Government and Central Bank of Chile	72,379	—	—	—	72,379
Other instruments issued in Chile	87,303	—	—	—	87,303
Instruments issued abroad	—	—	—	—	—

Subtotal	159,682	—	—	—	159,682

Cash collateral on securities borrowed and reverse repurchase agreements	35,100	—	—	—	35,100

Derivative Contracts for Trading Purposes
Forwards	54,438	2,652	—	9,662	66,752
Swaps	99,245	123,676	—	35,575	258,496
Call Options	439	—	—	33	472
Put Options	341	—	—	—	341
Futures	—	—	—	—	—
Other	—	—	—	—	—

Subtotal	154,463	126,328	—	45,270	326,061

Hedge Derivative Contracts
Forwards	—	—	—	—	—
Swaps	22	—	—	—	22
Call Options	—	—	—	—	—
Put Options	—	—	—	—	—
Futures	—	—	—	—	—
Other	—	—	—	—	—

Subtotal	22	—	—	—	22

Loans and advances to Banks
Central Bank of Chile	1,100,696	—	—	—	1,100,696
Domestic banks	14,309	—	—	—	14,309
Foreign banks	80,458	—	109,505	39,313	229,276

Subtotal	1,195,463	—	109,505	39,313	1,344,281

Loans to Customers (before allowances for loans losses)
Commercial loans	11,580,495	17,534	15,507	128,044	11,741,580
Residential mortgage loans	4,090,683	4,277	4,107	99,600	4,198,667
Consumer loans	2,792,539	1,922	1,522	35,531	2,831,514

Subtotal	18,463,717	23,733	21,136	263,175	18,771,761

Financial Assets Available-for-Sale
from the Chilean Government and Central Bank of Chile	251,784	—	—	—	251,784
Other instruments issued in Chile	932,028	—	—	—	932,028

Instruments issued abroad	—	83,759	4,745	—	88,504
Subtotal	1,183,812	83,759	4,745	—	1,272,316

Financial assets held-to-Maturity	—	—	—	—	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

41.	Risk Management, continued:

	Financial Services MCh$	Government MCh$	Retail (Individuals) MCh$	Trade MCh$	Manufacturing MCh$	Mining MCh$	Electricity, Gas and Water MCh$	Agriculture and Livestock MCh$	Forestry MCh$	Fishing MCh$	Transportation and Telecom MCh$	Construction MCh$	Services MCh$	Other	Total
Financial Assets
Cash and Due from Banks	216,843	—	—	—	—	—	—	—	—	—	—	—	—	468,082	684,925

Financial Assets held-for-trading														72,379	72,379
from the Chilean Government and Central Bank of Chile	87,115	—	—	—	—	—	—	—	—	—	—	—	—	188	87,303
Other instruments issued in Chile	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Instruments issued abroad	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Subtotal	87,115	—	—	—	—	—	—	—	—	—	—	—	—	72,567	159,682

Cash collateral on securities borrowed and reverse repurchase agreements Payables	25,979	—	2,280	3,212	—	—	—	160	—	—	—	1,854	1,615	—	35,100

Derivative Contracts for Trading Purposes
Forwards	61,699	—	1	3,092	1,084	53	75	321	—	114	207	13	93	—	66,752
Swaps	232,459	—	—	6,039	5,447	725	4,986	1,819	—	279	5,569	963	210	—	258,496
Call Options	354	—	—	92	26	—	—	—	—	—	—	—	—	—	472
Put Options	85	—	—	215	27	—	—	—	9	5	—	—	—	—	341
Futures	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Subtotal	294,597	—	1	9,438	6,584	778	5,061	2,140	9	398	5,776	976	303	—	326,061

Hedge Derivative Contracts
Forwards	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Swaps	22	—	—	—	—	—	—	—	—	—	—	—	—	—	22
Call Options	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Put Options	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Futures	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Subtotal	22	—	—	—	—	—	—	—	—	—	—	—	—	—	22

Loans and advances to Banks
Central Bank of Chile	—	—	—	—	—	—	—	—	—	—	—	—	—	1,100,696	1,100,696
Domestic banks	14,309	—	—	—	—	—	—	—	—	—	—	—	—		14,309
Foreign banks	229,276	—	—	—	—	—	—	—	—	—	—	—	—		229,276

Subtotal	243,585	—	—	—	—	—	—	—	—	—	—	—	—	1,100,696	1,344,281

Loans to Customers, Net
Commercial loans (*)
Residential mortgage loans	6,609		3,503,474	80,676	15,970	2,702	—	27,697	—	1,840	23,934	17,322	105,181	413,262	4,198,667
Consumer loans	3,131		2,557,411	40,109	9,400	1,532	5	33,664	—	840	16,280	9,870	38,440	120,832	2,831,514
Financial Assets Available-for-Sale
from the Chilean Government and Central Bank of Chile	—	—	—	—	—	—	—	—		—	—	—	—	251,784	251,784
Other instruments issued in Chile	809,035	—	—	18,262	—	5,024	41,309	—	44,303	—	7,640	—	2,164	4,291	932,028
Instruments issued abroad	88,504	—	—	—	—	—	—	—	—	—	—	—	—	—	88,504

Subtotal	897,539	—	—	18,262	—	5,024	41,309	—	44,303	—	7,640	—	2,164	256,075	1,272,316

Financial assets held-to-Maturity	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

(*)	See commercial loans by industry sector in Note 10(e).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

41.	Risk Management, continued:

(2)	Credit Risk, continued

(e)	Collaterals and Other Credit Enhancements

The following table contains a detail of the type of collateral that are maintained for mitigate the exposure to credit risk:

		Value of collateral and credit enhancements held as of December 31, 2012
Loans to customers:	Maximum exposure to credit risk MCh$	Mortgages MCh$	Pledge(*) MCh$	Securities MCh$	Warrants MCh$	Others MCh$	Net collateral MCh$	Net exposure MCh$
Corporate lending	9,282,374	2,469,231	301,956	855,479	2,665	297,317	3,926,648	5,355,726
Small business lending	2,459,206	1,638,485	63,593	42,642	—	50,497	1,795,217	663,989
Consumer lending	2,831,514	228,946	8,331	3,569	—	15,983	256,829	2,574,685
Mortgage lending	4,198,667	3,965,927	388	957	—	—	3,967,272	231,395

Total	18,771,761	8,302,589	374,268	902,647	2,665	363,797	9,945,966	8,825,795

(*)	Includes agricultural and industrial pledges and pledges without conveyance

The above table presents the value of collateral that the Bank uses for mitigate the exposure risk. These value corresponds to a value that is generally assessed, at a minimum, at inception by a certified appraiser and later, this amount is adjusted by a financial model that considers several different factors (see note 2 (h)).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

41.	Risk Management, continued:

(2)	Credit Risk, continued

(e)	Collaterals and Other Credit Enhancements, continued

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

Management makes sure its collateral is acceptable according to both external standards and internal policy guidelines and parameters. The Bank has approximately 182,387 collateral assets, the majority of which consist of real estate.

The Bank also uses the following mitigating tactics for credit risk on derivative transactions:

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

41.	Risk Management, continued:

(2)	Credit Risk, continued

(f)	Credit Quality by Asset Class, continued:

The following table shows credit quality by asset class for balance sheet items, based on the Bank’s credit rating system.

	As of December 31, 2011
	Individual Portfolio			Group Portfolio
	Normal MCh$	Substandard MCh$	Non-complying MCh$	Normal MCh$	Non-complying MCh$	Total MCh$
Financial Assets (*)
Loans and advances to banks
Central Bank of Chile	300,819	—	—	—	—	300,819
Domestic banks	15,059	—	—	—	—	15,059
Foreign banks	333,553	—	—	—	—	333,553

Subtotal	649,431	—	—	—	—	649,431

Loans to customers (before allowances for loan losses)
Commercial loans	9,412,159	56,405	163,859	1,443,208	137,812	11,213,443
Residential mortgage loans	—	—	—	3,543,520	63,914	3,607,434
Consumer loans	—	—	—	2,439,495	126,125	2,565,620

Subtotal	9,412,159	56,405	163,859	7,426,223	327,851	17,386,497

	As of December 31, 2012
	Individual Portfolio			Group Portfolio
	Normal MCh$	Substandard MCh$	Non-complying MCh$	Normal MCh$	Non-complying MCh$	Total MCh$
Financial Assets
Loans and advances to banks
Central Bank of Chile	1,100,696	—	—	—	—	1,100,696
Domestic banks	14,309	—	—	—	—	14,309
Foreign banks	229,276	—	—	—	—	229,276

Subtotal	1,344,281	—	—	—	—	1,344,281

Loans to customers (before allowances for loan losses)
Commercial loans	9,341,403	204,369	145,022	1,864,798	185,988	11,741,580
Residential mortgage loans	—	—	—	4,148,374	50,293	4,198,667
Consumer loans	—	—	—	2,649,995	181,519	2,831,514

Subtotal	9,341,403	204,369	145,022	8,663,167	417,800	18,771,761

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

41.	Risk Management, continued:

(2)	Credit Risk, continued

(f)	Credit Quality by Asset Class, continued:

Substandard and Non-Complying loans

The following table shows the conciliation between Normal and Impaired Portfolio and classification criteria of impaired loans, which includes some categories of substandard loans:

	December	December
	2011	2012
	MCh$	MCh$
Individual Portfolio
Substandard (categories B1 – B4)	56,405	204,369
Non-complying (categories C1 – C6)	163,859	145,022
Group Portfolio
Non-complying	327,851	417,800

Total substandard and non-complying categories (from B1 to C6)	548,115	767,191
Total impaired loans (categories B3 – C6) (see Note 10)	(499,768)	(611,281)

Normal portfolio (categories B1 – B2)	48,347	155,910

Categories B3 to C6 present objective evidence of impairment, as a result of the occurrence of one or more conditions or events described below, according to paragraph 59 of IAS 39.

Related to categories B1 and B2 correspond to debtors who have sufficient credit quality, so these categories are not considered impaired.

The classification criteria are the following:

Categories	Criteria
B1 – Normal	•	Vulnerable ability to make payments, with some difficult in some of them, but debtor regularized payments on a timely basis

B2 – Normal	•	Debtor with low but sufficient credit quality

B3 – Impaired	•	Debtor with a very low credit quality

	•	Weak ability to make payments, and it has shown delinquency in its payments, may need a financial restructuring

B4 – Impaired	•	Debtor with minimum credit quality

	•	This debtor type presents a history of negative behaviors in the past 12 months

C1-C6 Impaired	•	These categories include debtors and their credits, the recovery of which is considered remote, as they present a deteriorating or no ability to pay

	•	Debtors with obvious signs of possible bankruptcy, as well as those debtors where a forced restructuring of debt is necessary to avoid default

	•	These categories comprise all loans outstanding from debtors that have at least one installment payment of interest or principal overdue for 90 days or more

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

41.	Risk Management, continued:

(f)	Credit Quality by Asset Class, continued:

Analysis of age of past due portfolio loans by type of credit of default:

Terms:

Default 1: 1 to 29 days

Default 2: 30 to 59 days

Default 3: 60 to 89 days

As of December 31, 2011:

	Default 1	Default 2	Default 3	Total
	MCh$	MCh$	MCh$	MCh$
Loans and advances to banks	19,694	—	—	19,694
Commercial loans	16,797	6,206	6,718	29,721
Import-export financing	15,802	962	406	17,170
Factoring transactions	32,623	4,701	532	37,856
Commercial lease transactions	2,201	594	292	3,087
Other loans and receivables	1,213	1,115	929	3,257
Residential mortgage loans	205	400	379	984
Consumer loans	13,732	6,815	5,575	26,122

Total	102,267	20,793	14,831	137,891

As of December 31, 2012:

	Default 1	Default 2	Default 3	Total
	MCh$	MCh$	MCh$	MCh$
Loans and advances to banks	52	—	—	52
Commercial loans	23,049	20,677	3,774	47,500
Import-export financing	22,717	102	193	23,012
Factoring transactions	38,976	6,289	1,061	46,326
Commercial lease transactions	2,551	750	366	3,667
Other loans and receivables	1,269	1,050	920	3,239
Residential mortgage loans	1,111	647	457	2,215
Consumer loans	16,010	6,775	6,873	29,658

Total	105,735	36,290	13,644	155,669

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

41.	Risk Management, continued:

(f)	Credit Quality by Asset Class, continued:

As of December 31, the aging analysis of loans is as follows:

	Past due but not impaired
As of December 31,	Neither past due nor impaired MCh$	Up to 30 days MCh$	Over 30 days and up to 60 days MCh$	Over 60 days and up to 90 days MCh$	Over 90 days and up to 120 days MCh$	Over 120 days MCh$	Total MCh$
2012	17,976,445	69,796	30,146	12,597	8,816	62,680	18,160,480
2011	16,819,212	90,079	10,618	3,372	871	6,527	16,930,679

(g)	Collateral

The value of collateral maintained by the Bank for loans individually classified as impaired as of December 31, 2011 and 2012 is MCh$35,186 and MCh$29,952, respectively.

The value of collateral maintained by the Bank for loans over-due but non-impaired as of December 31, 2011 and 2012 is MCh$104,543 and MCh$214,093, respectively.

(h)	Assets Received in Lieu of Payment

The Bank has received assets in lieu of payment totaling MCh$4,608 and MCh$2,556 as of December 31, 2011 and 2012, respectively, the majority of which are properties. All of these assets are managed for sale.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

41.	Risk Management, continued:

(g)	Renegotiated Assets

The impaired loans are considered to be renegotiated when the corresponding financial commitments are restructured and the Bank assesses the probability of recovery as sufficiently high.

The following table details the book value of loans with renegotiated terms per financial asset class:

	2011	2012
	MCh$	MCh$
Financial assets
Loans and advances to banks
Domestic banks	—	—
Foreign banks	—	—

Subtotal	—	—

Loans to customers, net
Commercial loans	119,637	96,445
Residential mortgage loans	26,286	23,132
Consumer loans	192,802	220,451

Subtotal	338,725	340,028

Total renegotiated financial assets	338,725	340,028

The Bank evaluates allowances loan losses in two segments: individually assessed allowances loan losses and group assessed allowances loan losses, which are described in more detail in Note 2(h).

Complementary Information

The renegotiated portfolio of Banco de Chile represents 1.81% of the total loans and the redefault rate of these loans for retail segment is 27.40% as of December 31, 2012 (the Bank does not have this information for other segments for internal purposes).

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

41.	Risk Management, continued:

(g)	Renegotiated Assets, continued

The Bank does not have information related to the balance of loans modified by type of concession because is not required to record this information by the local banking regulator and this information is much used by our peers. However, the Bank continually monitors its deteriorated portfolio as defined in Note 2(l)(iv). Also, for internal purposes the renegotiated loan portfolio is analyzed and reviewed as part of the impaired portfolio. Therefore, for management and regulatory (local and IFRS) reporting purposes the bank does not frequently use information on loans modified by types of concession.

The Bank determines the appropriate amount of allowance for loan losses as follows:

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

Among the variables that are considered by the credit committee to establish the level of provisions is payment capacity and the collateral coverage. The condition of a new default of a renegotiated credit is considered when the credit committee is establishing the new level of provisions, which in general as a consequence of this higher risk, could increase up to 65% of the loan.

On the other hand, for the portfolio evaluated for provisioning purposes as a group, the models contain past behavior variables, incorporating delinquencies and default prior to renegotiation for six months, recognizing the increased risk and generating a higher level of provisions. The provision can only be decreased if the renegotiated client has good payment behavior (an overdue period of less than 30 days), in a period of over seven months.

Moreover, an operation identified as renegotiation never leaves this classification for purposes of monitoring and provisioning.

(h)	Impairment Testing

The main tools used to test loan impairment include an analysis of whether principal or interest payments are more than 90 days past due or if the counterparty is experiencing any known cash flow problems, reductions in credit ratings or default of the original contractual terms.

(i)	Off balance sheet accounts

In order to meet our customers’ financial needs, the Bank has extended several irrevocable commitments and contingent obligations. Even though these obligations are not recognized in the balance sheet, they involve credit risk and thus form part of the Bank’s general risk exposure.

Credit risk exposure generated by contingent obligations is disclosed in Note 26.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

41.	Risk Management, continued:

(3)	Market Risk

Market Risk is referred as to the potential loss the Bank may incur due to the scarcity of liquidity (Liquidity risk) or due to an adverse change of market factors values such as FX rates, equity prices, interest rates, options volatility, etc (Price risk).

We implement the Market Risk Management task by measuring, limiting, controlling and reporting exposures and risks linked to Liquidity and Price risk.

(a)	Liquidity Risk:

Liquidity risk refers as to the inability of the bank to generate liquidity to honor its financial commitments. The bank may generate liquidity by selling assets or borrowing money through the issuance of time deposits and/or bonds (demand deposits contribute to the funding base as well). Equity issuance is not included as an alternative to get liquidity since this is a more structural decision which also takes longer time to be implemented.

The risk of not having liquid secondary markets for liquidating assets (in this case mainly debt instruments since loans are in most cases held up to maturity) is referred as to Trading Liquidity risk; on the other hand, the risk of not having access to funding markets (for any reason, either systemic or due to specific Banco de Chile’s poor perception) is referred as to Funding Liquidity risk.

The Bank measures and monitors the trading liquidity of derivative and debt instruments only. Loans trading activity in Chile is very low and therefore we do not consider selling loans as a source of liquidity. Derivatives trading liquidity is monitored by establishing DV01 limits for certain specific tenors for each yield curve; debt instruments liquidity is monitored through DV01 limits and yield curves and notional limits including segregation by issuer class.

Funding Liquidity is controlled and limited using the regulatory C08 Index report. The C08 Index is computed as the ratio of expected outflows divided by the Tier-1 Capital. Additionally, the Superintendence of Banks and Financial Institutions (hereafter “SBIF”) allows banks, subject to their review of the quality of the models, to report the C08 Index considering behavioral instead of contractual maturity assumptions for some specific balance sheet items (as loans, demand deposits, etc.). In such a case, some portion of the loan portfolio cashflows are modeled as evergreen, i.e. some stake of the loans’ cashflows are rolled-over; some portion of the demand deposits is considered stable and therefore modeled as a non-maturing liability whereas the remaining portion is reported as an outflow, etc. Whenever the inclusion of behavioral assumptions is permitted, this is referred as to the C08 Adjusted Index report. Banco de Chile was granted by the SBIF in 2006 to report the regulatory funding liquidity utilizing the C08 Adjusted Index.

Moreover, the SBIF established the following limits for the C08 index (or for the C08 Adjusted Index, in the case that the bank is authorized by the SBIF to utilize behavioral assumptions) that banks must comply for the net outflows maturing during the next 30 and 90 days:

Net foreign currency outflows maturing between 1 and 30 days:	C08 index < 1
Net outflows (all currencies) maturing between 1 and 30 days:	C08 index < 1
Net outflows (all currencies) maturing between 1 and 90 days:	C08 index < 2

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

41.	Risk Management, continued:

(3)	Market Risk

(a)	Liquidity Risk:

As of December 31, 2012, the 1-30 days Adjusted C08 Index for the foreign currency balance sheet items was reported slightly above than 0.1. The 1-30 days Adjusted C08 Index for all currencies balance sheet items on that date is reported as -0.13; the value of the same index for the period 1 to 90 days is 0.38.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

41.	Risk Management, continued:

(3)	Market Risk, continued:

(a)	Liquidity Risk, continued

The maturity profile of the consolidated financial liabilities of Banco de Chile and its subsidiaries, as of 2011 and 2012 end-of-year, is detailed below:

	Up to 1 month MCh$	Between 1 and 3 months MCh$	Between 3 and 12 months MCh$	Between 1 and 3 years MCh$	Between 3 and 5 years MCh$	More than 5 years MCh$	Total MCh$
Liabilities as of December 31, 2011
Current accounts and other demand deposits	4,895,426	—	—	—	—	—	4,895,426
Transactions in the course of payment	155,424	—	—	—	—	—	155,424
Payables from repurchase agreements and security lending	222,756	446	—	—	—	—	223,202
Savings accounts and time deposits	4,441,786	1,951,047	2,607,906	290,481	355	30	9,291,605
Derivative instruments	515,787	439,237	244,021	48,804	—	—	1,247,849
Borrowings from financial institutions	483,189	800,101	407,649	—	—	—	1,690,939
Other financial obligations	89,141	13,738	149,234	423,070	603,744	1,559,965	2,838,892

Total undiscounted financial liabilities (excluding derivatives with offsetting agreements)	10,803,509	3,204,569	3,408,810	762,355	604,099	1,559,995	20,343,337

Derivatives with offsetting agreements	671,072	1,066,890	3,637,260	4,068,859	2,616,022	944,230	13,004,333

	Up to 1 month MCh$	Between 1 and 3 months MCh$	Between 3 and 12 months MCh$	Between 1 and 3 years MCh$	Between 3 and 5 years MCh$	More than 5 years MCh$	Total MCh$
Liabilities as of December 31, 2012
Current accounts and other demand deposits	5,470,971	—	—	—	—	—	5,470,971
Transactions in the course of payment	159,218	—	—	—	—	—	159,218
Accounts Payable from repurchase agreements and security lending	226,396	—	—	—	—	—	226,396
Savings accounts and time deposits	4,271,345	2,508,688	2,814,055	393,247	279	30	9,987,644
Derivative instruments	231,117	134,729	321,148	244,826	132,688	236,071	1,300,579
Borrowings from financial institutions	135,353	176,467	630,745	141,444	—	—	1,084,009
Other financial obligations	876,101	606,477	505,718	898,318	713,053	2,377,962	5,977,629

Total undiscounted financial liabilities (excluding derivatives with offsetting agreements)	11,370,501	3,426,361	4,271,666	1,677,835	846,020	2,614,063	24,206,446

Derivatives with offsetting agreements	154,600	79,406	256,717	425,612	229,070	434,677	1,580,082

The Loans-to-deposit ratio for 2011 and 2012 is detailed below:

Loans-to-Deposit Ratio

	December 31, 2011	December 31, 2012
Maximum	2.05	2.05
Minimum	1.93	1.93
Average	1.98	1.98

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

41.	Risk Management, continued:

(3)	Market Risk, continued

(a)	Liquidity Risk, continued:

Banco de Chile has established internal liquidity triggers, in addition to those required by the regulatory entities in order to cover various aspects not explicitly covered by the regulatory framework, as follows: large funds providers ratios that helps the funding sources diversification; maturity concentration triggers, which avoids large amounts of liabilities maturing in one single day, etc. These and other financial ratios are monthly monitored in order to early detect structural changes of the balance sheet profile.

Additionally, the bank is closely monitoring market triggers, such as interest rates levels, intervention of the FX market by the Central Bank, the 5-year Chile CDS spread, etc. These allow the bank to early prevent systemic crisis due to market conditions.

(b)	Price Risk:

Price Risk Measurement and Limits

The Price Risk measurement process is implemented thorough several reports, both regulatory and internal, and also separately for the Trading Book and the Bank Book.

For the Trading Book, the regulatory risk measurement is obtained by using standardized methodologies (referred as to the SBIF C41 report) that estimates the potential loss that the Bank may face considering interest rate positions reported according to its repricing tenors and fluctuations provided by the regulatory entity (these fluctuations are taken from Basel Agreement 1993 standardized tables for the Trading Book risk measurement). The impact due to FX open positions is obtained using huge fluctuations (8% for liquid FX rates and 30% for the illiquid ones). The SBIF does not establish a separate limit for this particular risk but a global one that includes this risk (also called Market Risk Equivalent or MRE) and 10% of the Risk Weighted Assets (also called RAAP assets). The sum of MRE and the 10% of the RAAP assets cannot exceed the 100% of the bank’s Tier-1 Capital. In the future, the Operational Risk will be added to the above sum.

Additionally, the Bank has established internal limits for the Trading Book. In fact, there are limits for the FX net open positions (FX Delta), for the interest rate sensitivities generated by the derivatives and debt securities portfolios (DV01 or also called Rho) and for the FX volatility sensitivity (Vega). Limits are established on an aggregate basis but also for some specific repricing tenor points. The use of these limits are monitored, controlled and reported on a daily basis by independent parties to the senior management of the bank. The internal governance framework also establishes that these limits are approved by the board and must be reviewed at least annually.

From January 2011, the Bank utilizes the parametric VaR (Value-at-Risk or VaR) as a risk measurement tool for trading portfolios. The model includes 99% confidence level; volatility of market factors fluctuations and correlations between them are obtained from historical observed closing rates for one-year period. This VaR number is escalated by 22 days.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

41.	Risk Management, continued:

(3)	Market Risk, continued

(b)	Price Risk, continued:

In addition to the parametric measurement, from December 2011, the Bank started reporting the historical VaR (99% confidence level and one-year period for market fluctuations), which is also escalated by 22 days.

The interest rate risk generated by the Bank Book is measured by using standard regulatory tools (referred as to the SBIF C40 report) and internal built-in methodologies. The latter are based on gap analysis of assets/liabilities repricing tenors.

The SBIF C40 report includes models for reporting interest rate gaps and standardized adverse interest rate fluctuations. The regulatory entity has requested from banks to establish internal limits for this regulatory risk measurement. Limits must be established separately for short term and long term portfolios. The short term risk limit must be expressed as a percentage of the NIM and the long term risk limit as a percentage of the Tier-1 Capital. The bank is currently using 25% for both limits. The use of these limits during 2012 is illustrated below:

	Banking Risk Book Short term	Banking Risk Book Long Term
Maximum Use	10.9%	19.4%
Average Use	9.7%	18.7%
Minimum Use	7.7%	18.1%

Additionally, the Bank during 2011 and 2012 finished the implementation of the internal models for measuring, limiting, controlling and reporting interest rate exposures (IRE) and interest rate risks (also called Earnings at Risk or EaR) for the Accrual Book (the Accrual Book includes all balance sheet items, i.e. even some items that are excluded by the regulators in the analysis of the Bank Book, such as Capital and Fixed Assets, for example). The IRE is computed, for each yield curve (Pesos, US Dollars, etc.), as the net impact in the revenues generation after a standardized forward rates fluctuations (100 bps for interest rates and 0.1% monthly for inflation). The EaR is computed as worst adverse net impact in the revenues generation considering a 95% of confidence and a three-year period historical interest rate fluctuations.

Finally, the Market Risk Policy of Banco de Chile enforces to perform daily stress tests for trading portfolios and on a monthly basis for accrual portfolios. The output of the stress testing process is compared to corresponding trigger levels: in the case that triggers are breached, the senior management is notified in order to implement further actions, if necessary. Moreover, intra-month actual P&L for trading activities is compared to some trigger levels: escalation to senior levels is also implemented when breaches occur.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

41.	Risk Management, continued:

(3)	Market Risk, continued:

(b)	Price Risk, continued

The following table illustrates the interest rate positions of the Bank Book (repricing tenors) as of December 31, 2011 and 2012:

Accrual Book Interest Rate Exposure by Maturity

	Up to 1 month MCh$	Between 1 and 3 months MCh$	Between 3 and 12 months MCh$	Between 1 and 3 years MCh$	Between 3 and 5 years MCh$	More than 5 years MCh$	Total MCh$
Assets as of December 31, 2011
Cash and due from banks	827,381	—	—	—	—	—	827,381
Transactions in the course of collection	295,420	—	—	—	—	—	295,420
Receivables from repurchase agreements and security borrowing	10,023	—	—	—	—	—	10,023
Derivative instruments	173,624	64,468	195,555	—	—	—	433,647
Loans and advances to banks	390,315	58,436	172,557	31,678	—	—	652,986
Loans to customers, net	3,019,622	2,342,355	4,343,456	4,091,996	1,920,759	4,537,489	20,255,677
Financial assets available-for-sale	121,318	235,860	301,013	194,846	281,719	530,203	1,664,959
Financial assets held-to-maturity	—	—	—	—	—	—	—

Total assets	4,837,703	2,701,119	5,012,581	4,318,520	2,202,478	5,067,692	24,140,093

	Up to 1 month MCh$	Between 1 and 3 months MCh$	Between 3 and 12 months MCh$	Between 1 and 3 years MCh$	Between 3 and 5 years MCh$	More than 5 years MCh$	Total MCh$
Assets as of December 31, 2012
Cash and due from banks	653,511	—	—	—	—	—	653,511
Transactions in the course of collection	366,036	—	—	—	—	—	366,036
Accounts receivable from repurchase agreements and security borrowing	582	—	—	—	—	—	582
Derivative instruments	128,964	81,085	150,971	7,463	21,564	110,414	500,461
Loans and advances to banks	1,152,648	14,731	178,761	—	—	—	1,346,140
Loans to customers, net	3,172,424	2,390,933	4,769,542	4,329,131	2,083,220	5,314,078	22,059,328
Financial assets available-for-sale	57,370	178,055	381,448	235,786	192,490	323,967	1,369,116
Financial assets held-to-maturity	—	—	—	—	—	—	—

Total assets	5,531,535	2,664,804	5,480,722	4,572,380	2,297,274	5,748,459	26,295,174

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

41.	Risk Management, continued:

(3)	Market Risk, continued

(b)	Price Risk, continued

The tables below included projected contractual interest, as of December 31, 2011 and 2012:

	Up to 1 month MCh$	Between 1 and 3 months MCh$	Between 3 and 12 months MCh$	Between 1 and 3 years MCh$	Between 3 and 5 years MCh$	More than 5 years MCh$	Total MCh$
Liabilities as of December 31, 2011
Current accounts and demand deposits	4,906,774	—	—	—	—	—	4,906,774
Transactions in the course of payment	87,821	—	—	—	—	—	87,821
Accounts payable from repurchase agreements and security lending	48,578	—	—	—	—	—	48,578
Savings accounts and time deposits	4,451,516	1,952,826	2,639,046	343,867	82,220	30	9,469,505
Derivative instruments	1,739	3,119	20,276	167,445	78,059	246,035	516,673
Borrowings from financial institutions	498,777	788,018	401,493	—	—		1,688,288
Debt issued	20,262	24,436	142,005	521,265	700,642	1,759,365	3,167,975
Other financial obligations	111,134	1,368	7,457	17,548	12,650	39,466	189,623

Total liabilities	10,126,601	2,769,767	3,210,277	1,050,125	873,571	2,044,896	20,075,237

	Up to 1 month MCh$	Between 1 and 3 months MCh$	Between 3 and 12 months MCh$	Between 1 and 3 years MCh$	Between 3 and 5 years MCh$	More than 5 years MCh$	Total MCh$
Liabilities as of December 31, 2012
Current accounts and demand deposits	5,531,827	—	—	—	—	—	5,531,827
Transactions in the course of payment	127,611	—	—	—	—	—	127,611
Accounts payable from repurchase agreements and security lending	5,268	—	—	—	—	—	5,268
Savings accounts and time deposits	4,223,812	2,371,455	2,908,748	417,885	279	30	9,922,209
Derivative instruments	3,903	3,477	26,924	175,376	83,186	260,272	553,138
Borrowings from financial institutions	304,070	450,332	348,390	—	—	—	1,102,792
Debt issued	119,449	162,656	253,617	683,676	689,980	2,337,558	4,246,936
Other financial obligations	96,108	1,373	7,246	15,543	11,432	34,754	166,456

Total liabilities	10,412,048	2,989,293	3,544,925	1,292,480	784,877	2,632,614	21,656,237

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

41.	Risk Management, continued:

(3)	Market Risk, continued:

(b)	Price Risk, continued

Price Risk Sensitivity Analysis

The Bank has focused on stress tests as the main measurement tool for analyzing price risk sensitivity. The analysis is implemented for the Trading Book and the Accrual Book separately. After the financial crisis occurred in 2008-10 and based on the various studies and analyses made on this specific matter, the Bank adopted this tool when it notices that stress testing it is more reliable than normal distribution instruments such as parametric VaR for trading portfolios, since:

(a)	The recent financial crisis shows fluctuations that are materially higher than those used through VaR with 99% of confidence level.

(b)	The recent financial crisis shows also that correlations between these fluctuations that are materially different to those used through VaR, since crisis precisely indicate severe disconnections between the behaviors of market factors respect to the patterns normally observed.

(c)	Trading liquidity dramatically decreased in emerging markets during the financial crisis (in the case of Chile too) and therefore, the escalation of the daily VaR is a very gross approximation of the expected loss.

Stress tests are produced observing historical events and collecting market factors data.

The former allow the Bank to gauge actual distress events in terms of magnitude but mainly focused on detecting unusual fluctuations.

The latter gives the Bank the technical background for implementing statistical analysis. An updated database is maintained including historical data of foreign exchange rates, debt instruments yields to maturity, derivatives swap yields, foreign exchange volatilities, etc. that enable the Bank to maintain updated records of historical volatility of market factors fluctuations and correlations between these ones.

Given the above, the stress tests may be implemented modeling directional fluctuations but also knowing the magnitude of the modeled fluctuations relative to statistical data and also how frequent the fluctuation modeled occurred in the past.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

41.	Risk Management, continued:

(3)	Market Risk, continued:

(b)	Price Risk, continued:

In order to comply with IFRS 7.40, we include the following exercise illustrating an estimation of the impact of feasible but reasonable fluctuations of interest rates, swaps yield, foreign exchange rates and foreign exchange volatilities embedded in the Trading and Accrual portfolios. Given that the Bank’s portfolio includes positions denominated in nominal and real interest rates, these fluctuations must be aligned with realistic inflation changes forecast. The exercise is implemented in a very simplistic way: trading portfolios impacts are estimated by multiplying DV01s by expected interest rates shifts; accrual portfolios impacts are computed by multiplying cumulative gaps by forward interest rates modeled fluctuations. However, this methodology includes the limitation that the interest rates convexity is not properly captured when material fluctuations are modeled; additionally, neither convexity nor prepayments behaviors are captured for the accrual portfolio analysis. In any case, given the magnitude of the shifts, the methodology may be accurate enough for the purposes and scope of the analysis.

The following table illustrates the fluctuations modeled and used in the stress testing process. Bonds yields, derivatives yields, FX rates, FX CLP/USD volatility and inflation fluctuations are shown for each tenor point. Equity prices fluctuations are not included given that the positions held in the stockbrokerage house (Banchile Corredores de Bolsa SA) are negligible. In fact, equity positions are typically very small given that this legal vehicle is mostly focused on customer-driven transactions (brokerage service or equity swaps transactions closed with customers).

The directions of these fluctuations were chosen between four scenarios (two positive economic scenarios and two negative economic scenarios) in order to generate the worst impact within the four above mentioned:

Market Factor Fluctuations: most adverse scenario
	CLP Derivatives (bps)	CLP Bonds (bps)	CLF Derivatives (bps)	CLF Bonds (bps)	USD Offshore 3m Derivatives (bps)	Spread USD On/Off Derivatives (bps)	Vol FX CLP/USD (%)	Inflation’s Change Period n-1 to n (Monthly Basis) (%)
3 m	(110)	(101)	410	395	(4)	335	8.0%	(0.47)%
6 m	(142)	(114)	49	41	(5)	258	6.6%	0.02%
9 m	(157)	(121)	(37)	(34)	(6)	246	5.9%	(0.08)%
1 yr	(171)	(123)	(30)	(12)	(7)	224	5.4%	(0.27)%
2 yrs	(166)	(111)	(10)	10	(24)	163	5.4%	(0.06)%
4 yrs	(225)	(128)	(48)	(31)	(38)	78	—	(0.02)%
6 yrs	(205)	(125)	(67)	(58)	(45)	76	—	—
10 yrs	(157)	(131)	(97)	(99)	(54)	83	—	0.02%
16 yrs	(147)	(129)	(98)	(99)	(62)	83	—	(0.02)%
20 yrs	(148)	(131)	(101)	(101)	(65)	83	—	(0.02)%

Bps = Basis points

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

41.	Risk Management, continued:

(3)	Market Risk, continued:

(b)	Price Risk, continued

The impact on the Trading Book, as the result of the interest rate fluctuations illustrated above, is the following as of December 31st 2012:

POTENTIAL P&L IMPACT

TRADING BOOK

MOST ADVERSE SCENARIO

MCh$
CLP Interest Rate	(3,170)
Derivatives	(3,197)
Securities	27

CLF Interest Rate	(3,157)
Derivatives	(1,867)
Securities	(1,290)

USD, EUR, JPY Offshore Interest Rate	(175)
USD, EUR, JPY On/Off Spread	(107)

Total Interest Rate	(6,609)

Total FX	171

Total Vega FX	451

Potential P&L Impact: Interest Rate + FX + Vega	(5,987)

Banco de Chile Expected P&L (12 Months)	490,000

Banco de Chile Tier1 Capital	2,007,573

Potential P&L Impact / (Tier1 Capital + Expected P&L next 12 months)	(0.2)%

Potential P&L Impact / (expected 12 months annual)	(1.2)%

The scenario modeled would generate losses in the Trading Book up to Ch$ 6,000 MM or slightly above USD 12 MM. In any case, these huge fluctuations would not result in material losses compared to the expected P&L for the next twelve months or the Tier 1 Capital.

The impact of such fluctuations in the Accrual portfolio, which is not necessarily a gain/loss but greater/lower net revenue from funds (NRFF) generation, is illustrated below:

POTENTIAL MARGINAL NRFF ACCRUAL

BOOK (next 12 months)

MCh$
Higher/(Lower NRFF)	(62,925)

CLP Book	(61,007)
CLF Book	(3,289)
FCY Book	1,371

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

41.	Risk Management, continued:

(3)	Market Risk, continued:

(b)	Price Risk, continued

The main impact would occur in the CLP book, as the result of a severe drop in the inflation levels. The lower net revenues from funds in the following 12 months would reach CH$ 63,000 MM, which is equivalent to 3.14% of the Tier 1 Capital.

Finally, the next table illustrates the shadow mark-to-market impact (the impact on our Capital base but not on income) in the AFS portfolio due to the referred interest rate fluctuations:

AVAILABLE FOR SALE PORTFOLIO IMPACT

ADVERSE SCENARIO

Instrument	DV01(+1 bps) (USD)	Impact due to interest rate change (USD)	Impact due to interest rate change (MCh$)
CLP	(86,798)	(3.4)	(1,645)
CLF	(362,128)	(26.6)	(12,732)
USD	(187,511)	(16.0)	(7,670)

Total		(46.0)	(22,047)

(4)	Capital Requirements and Capital Management:

The main objectives of the Bank’s capital management are to ensure compliance with regulatory requirements, maintain a strong credit rating and capital ratios. During 2012, the Bank fully complied with demanded capital requirements.

As part of its Capital Management Policy, the Bank has established capital adequacy alerts, values more stringent than those required by the regulator, which are monitored on an ongoing basis. A date has not been activated any alerts on defined internal Capital Management Policy.

The Bank manages capital by making adjustments considering changes in economic conditions and the risk characteristics of their business. For this, the Bank may adjust the amount of dividend payment to shareholders or issue capital instruments.

The Bank actively manages and core capital to cover the risks inherent in their business. The Bank’s capital adequacy is monitored using, among other measures, rates and rules established by the SBIF.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

41.	Risk Management, continued:

(4)	Capital Requirements and Capital Management, continued:

Regulatory Capital

In accordance with the Chilean General Banking Law, the Bank must maintain a minimum ratio of Effective Equity to Consolidated Risk-Weighted Assets of 8%, net of required provisions, and a minimum ratio of Basic Capital to Total Consolidated Assets of 3%, net of required provisions. However, due to the 2008 merger of Banco de Chile and Citibank Chile, the Superintendency of Banks (SBIF), in Resolution N° 209 from December 26, 2007, increased the limit on the Bank’s ratio of effective equity to risk-weighted assets to 10%. In this context, the SBIF ratified the use of the 10% as minimum fixed in December 2001 when authorizing merge by absorption of Banco Edwards in Banco de Chile.

For this purpose, Effective Equity is determined based on Capital and Reserves or Basic Capital, adjusted by: (a) adding subordinated bonds up to 50% of Basic Capital, (b) adding additional loan provisions, and (c) subtracting the asset balance of goodwill or overpayments and (d) adding unconsolidated investments in companies.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

41.	Risk Management, continued:

(4)	Capital Requirements and Capital Management, continued:

Levels of Tier 1 (Capital Básico) and Tier 2 (Patrimonio Efectivo) as of December 31, 2011 and 2012 are as follows:

	Consolidated assets		Risk-weighted assets
	2011	2012	2011	2012
	MCh$	MCh$	MCh$	MCh$
Balance sheet assets (net of provisions)
Cash and due from banks	881,146	684,925	16,472	832
Transactions in the course of collection	373,639	310,077	100,236	53,978
Financial Assets held-for-trading	269,861	159,682	78,314	55,025
Cash collateral on securities borrowed and reverse repurchase agreements	47,981	35,100	47,981	35,100
Derivative instruments	381,055	326,083	378,788	328,642
Loans and advances to banks	648,425	1,343,322	335,562	231,182
Loans to customers, net	17,023,756	18,383,958	15,555,760	16,658,476
Financial assets available-for-sale	1,471,120	1,272,316	488,760	416,938
Financial assets held-to-maturity	—	—	—	—
Investments in other companies	13,196	11,674	15,418	13,933
Intangible assets	81,026	75,610	33,757	33,151
Property and equipment	207,888	205,189	207,887	205,189
Investment properties	17,079	16,698
Current tax assets	—	—	141	268
Deferred tax assets	60,025	55,801	11,628	12,714
Other assets	279,804	317,765	229,650	296,879

Subtotal			17,500,354	18,342,307

Off-balance-sheet assets

Contingent loans	3,484,007	3,945,940	2,084,517	2,367,215

Total risk-weighted assets			19,584,871	20,709,522

	As of December 31, 2011		As of December 31, 2012
	MCh$	%	MCh$	%
Tier 1 (*)	1,739,173	6.85	2,007,057	7.33
Tier 2	2,529,135	12.91	2,738,311	13.22

(*)	Tier 1 corresponds to equity attributable to equity holders in the Statement of Consolidated Financial Position

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

42.	Own assets securitizations:

During 2012, the Bank entered into a non-recourse securitization issuance and assignment agreement with the subsidiary Banchile Securitizadora S.A., whereby two fixed rate commercial loans were transferred. Then Banchile Securitizadora S.A. created the Segregated Equity (“Patrimonio Separado”) according to the title XVIII of the law No. 18,045. The securitized assets finally became part of the separated equity in order to support the series A bond issuance, which was fully transferred to third parties.

As of the transaction date, the book value of the credits assigned was MCh$30,276 and the effective amount received in the transference was MCh$30,407, which generated income of MCh$131 and also a credit provisions release for MCh$24. Furthermore, the subsidiary Banchile Securitizadora S.A. charged a commission of MCh$160 to the bank for debt structured process services.

The bank acquired the subordinated bond (serie C) issued by Segregated Equity in Ch$22,485 equivalent to UF 1 (Unidad de Fomento), which represented less than 0.001% of the total amount of the Bond issued by Segregated Equity, which amounted MCh$30,407 (par value amounted MCh$30,196). This bond was registered in available-for-sale and as of December 31, 2012 its fair value is Ch$22,841, this amount represents the maximum exposure of the bank will have in this transaction.

The Segregated Equity will pay to the Bank an annual fee equivalent to UF430 for collection concept. The bank analyzed all the relevant aspects of the transaction, according to the NIC 39 and the SIC 12, related to assets derecognized and consolidation rules. In this regard the bank concludes that it (i) has substantially transferred all benefits and risks of assets assigned to the Segregated Equity; (ii) does not manage directly or indirectly the activities of the segregated equity; (iii) does not have decision rights which allow it to obtain substantial benefits from the assets assigned; and (iv) does not maintain any control over assets assigned or the Segregate Equity. As a consequence, the bank proceeded to derecognized the credits involved in the transaction and have not consolidated them with the Segregated Equity.

Additional information regarding the transaction
Securitized asset value as of December 31, 2012	MCh$	24,795
Securitized bond value as of December 31, 2012	MCh$	24,644
Securitized assets - remaining term		5 years
Securitized bond - remaining term		5 years
Rate securitized assets		UF + 4.83%
Rate securitized bond		UF + 4.54%

During 2012 and 2011, the bank did not executed any other securitization transaction involving its own assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

43.	New Accounting Pronouncements:

The following is a summary of new standards, interpretations and improvements to the international accounting standards issued by the International Accounting Standards Board (IASB) which have not yet come into effect as of December 31, 2012, as per the following detail:

IAS 1 Presentation of Financial Statements

This improvement clarifies the differences between voluntary additional comparative information and the minimum required comparative information. Generally, the minimum required comparative information is the previous period.

Management estimates that this change will not have significant impacts on the Consolidated Financial Statements.

IAS 19 Employee Benefits

The amendments to IAS 19 (1,998) remove the option to defer the recognition of actuarial gains and losses (the “corridor method”), streamline the presentation of changes in assets and liabilities arising from defined benefit plans and enhance the disclosure requirements for defined benefit plans. Entities are required to apply amendments in the annual periods beginning on or after January 1, 2013, or earlier.

According to the assessment made, this change will not have significant impacts on the Consolidated Financial Statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

43.	New Accounting Pronouncements, continued:

IAS 27 Separate Financial Statements

This standard amended in May 2011, and supersedes IAS 27 (2008). The scope of this standard is restricted only for separate financial statements, as the concept related to the definition of control and consolidation were removed and included in IFRS 10.

Entities are required to apply amendments in the annual periods beginning on or after January 1, 2013, and early adoption is permitted in conjunction with IFRS 10, IFRS 11 and IFRS 12 and the amendment to IAS 28.

Banco de Chile does not have separate financial statements, so this regulatory change will not significantly impact the Consolidated Financial Statements.

IAS 28 Investments in Associates and Joint Venture

This standard was reissued in May 2011, regulates the accounting treatment of application of the equity method to investments in joint ventures. Entities are required to apply amendments in the annual periods beginning on or after January 1, 2013, and early adoption is permitted in conjunction with IFRS 10, IFRS 11 and IFRS 12 and the amendment to IAS 27.

Banco de Chile does not have investments in associates or joint ventures, so this regulatory change will not significantly impact the Consolidated Financial Statements.

IAS 32 Financial Instruments: Presentation

The amendments issued in December 2011 clarify the meaning of “currently has a legally enforceable right to set-off”. The amendments also clarify the application of the IAS 32 offsetting criteria to settlement systems (such as central clearing house systems) which apply gross settlement mechanisms that are not simultaneous. The standard is effective for annual periods beginning on or after January 1, 2014 and early adoption is permitted.

In May 2012, the amendments remove a perceived inconsistency between IAS 32 and IAS 12 and indicate that the income tax relating to distributions to holders of an equity instrument and to transaction costs of an equity transaction should be accounted for in accordance with IAS 12 “Income Taxes”.

This amendment shall apply retroactively for annual periods beginning on or after January 1, 2013. Earlier application is permitted.

According to current rules about netting in force in Chile, this rule will not significantly impact the Consolidated Financial Statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

43.	New Accounting Pronouncements, continued:

IAS 34 Interim Financial Reporting

The amendment aligns the disclosure requirements for total segment assets with total segment liabilities in interim financial statements. This clarification also ensures that interim disclosures are aligned with annual disclosures.

According to the assessment carried out, this policy change will not significantly impact the Consolidated Financial Statements.

IFRS 7 Financial Instruments: Disclosures

In December 2011, the required disclosures were amended to include information that will enable users of an entity’s financial statements evaluate the effect or potential effect of netting arrangements, including rights of set-off associated with the entity’s recognized financial assets and recognized financial liabilities, on the entity’s financial position. The new disclosures are required for all recognized financial instruments that are set off in accordance with IAS 32 – Financial instruments: Presentation. The disclosures also apply to recognised financial instruments that are subject to an enforceable master netting arrangements or similar agreement, irrespective of whether they are set off in accordance with IAS 32. An entity shall apply those amendments for annual periods beginning on or after January 1, 2013.

According to the assessment made, this regulatory change will not significantly impact the Consolidated Financial Statements. It will require additional disclosures, which we are in the process of preparing, for the next quarterly financial statements.

IFRS 9 Financial Instruments: Financial liabilities

In October, 2010, the IASB added requirements for classifying and measuring financial liabilities to IFRS 9. Most of the added requirements were carried forward unchanged from IAS 39. However, the requirements relating to the fair value option of financial liabilities were changed to address the issue of credit risk in response to consistent feedback from users of financial statements and others that the effects of changes in a liability’s credit risk ought not to affect profit or loss unless the liability is held for trading.

The mandatory effective date on annual periods begins on or after January 1, 2015.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

43.	New Accounting Pronouncements, continued:

IFRS 9 Financial Instruments: Recognition and Measurement

In November 2009, the IASB issued IFRS 9, “Financial Instruments,” the first step in its project to replace IAS 39, “Financial Instruments: Recognition and Measurement”. IFRS 9 introduces new requirements for classifying and measuring financial assets that are in the scope of the application of IAS 39. This new regulation requires that all financial assets be classified by function of the entity’s business model for the management of financial assets and of the characteristics of the contractual cash flows of financial assets. A financial asset shall be measured at amortized cost if two criteria are satisfied: (a) the objective of the business model is to maintain a financial asset to receive contractual cash flows and (b) contractual cash flows represent principal and interest payments. Should a financial asset not comply with the aforementioned conditions, it will be measured at fair value. In addition, this standard allows a financial asset that fulfills the criteria to be valued at amortized cost to be designated at fair value with changes in income under the fair value option, as long as this significantly reduces or eliminates an accounting asymmetry. Likewise, IFRS 9 eliminates the requirement of separating embedded derivatives from the underlying financial assets. Therefore, it requires that a hybrid contract be classified entirely in amortized cost or fair value.

IFRS 9 is effective for annual periods beginning as of January 1, 2015, and allows adoption prior to that date. IFRS 9 must be applied retroactively, however if it is adopted before January 1, 2012, there is no need to reformulate comparative periods.

Banco de Chile and its subsidiaries are assessing the possible impact of adoption of these changes on the Consolidated Financial Statements; however, that impact will depend on the assets maintained by the institution as of the adoption date. It is not practicable to quantify the effect on the issuance of the Consolidated Financial Statements. To date, neither of these standards has been approved by the Superintendency of Banks, which approval is required for their application.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

43.	New Accounting Pronouncements, continued:

IFRS 10 Consolidated Financial Statement

In May 2011 the IASB issued IFRS 10 establishing a new definition of control that applies to all entities including “special purpose entities” or “structured entities” as they are now referred to in the new standards. The changes introduced by IFRS 10 will require management to exercise significant judgment to determine which entities are controlled, and therefore which are required to be consolidated by a parent.

Banco de Chile and its subsidiaries are evaluating the possible impact that the adoption of this standard will have on the Consolidated Financial Statements. However, it will require additional disclosures, which we are in the process of preparing, for the next quarterly financial statements.

IFRS 11 Joint Arrangements

In May 2011, the IASB issued IFRS 11 which replaces IAS 31 “Interest in Joint Ventures” and SIC-13 “Jointly-Controlled Entities- Non-monetary Contributions by Ventures”.

IFRS 11 eliminated the option to record the value of investments in a joint venture using proportionate consolidation or recognize its assets and liabilities as its relative shares of those items, if any. The new standards require use of the equity method.

This new standard is effective for annual periods beginning on or after January 1, 2013.

According to assessments made, this regulatory change will not significantly impact the Consolidated Financial Statements.

IFRS 12 Disclosure of Interests in Other Entities

In May 2011, the IASB issued IFRS 12 which replaces the disclosure requirements previously included in IAS 27, IAS 31 and IAS 28. This new standard is aimed at concentrating by a single regulatory body disclosure of subsidiaries, joint agreements, associates and structured entities. One of the most significant changes introduced by IFRS 12 is the requirement that the parent disclose the judgment that management has made to determine that it has control to consolidate or not consolidate different entities. The new disclosures will help users of financial statements evaluate the nature and risks associated with interests in other entities and the effects of those interests on the financial statements.

This new standard is effective for annual periods beginning on or after January 1, 2013.

According to the assessments made, this regulatory change will not significantly impact the Consolidated Financial Statements. It will require additional disclosures, which we are in the process of preparing, for the next quarterly financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

43.	New Accounting Pronouncements, continued:

IFRS 13 Fair Value Measurement

In May 2011, the IASB issued IFRS 13 Fair Value Measurement. This new standard establishes a new definition of Fair Value (this definition converges with generally accepted accounting principles in United State). This new standard does not change when an entity must or may use fair value, but changes how to measure the fair value of financial and non-financial assets and liabilities.

These new standard is effective for annual periods beginning on or after January 1, 2013.

According to the assessments made, this policy change will not significantly impact the Consolidated Financial Statements; however the Bank is preparing its disclosures to comply with the further information requests of this rule. This rule will be applicable only if the Superintendency of Banks and Financial Institutions allows its adoption.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

44.	Subsequent Events:

(a)	According to Note 27 (b) of Equity as of March 31, 2013, the Chile-T shares have been fully subscribed and paid. Consequently the total capital increases for an amount of MCh$253,244 (net proceeds).

(b)	In the Ordinary Meeting No. 2,769 held on the January 24, 2013, the Board of Directors of Banco de Chile resolved to call an Ordinary Shareholders Meeting to be held on the March 21, 2013 with the objective of proposing, among other matters, the distribution of the Dividend number 201 of Ch$3.41625263165 per every one of the 88.037.813.511 “Banco de Chile” shares, which will be payable at the expense of the distributable net income obtained during the fiscal year ended December 31, 2012, corresponding to 70% of such income.

At the extraordinary shareholders’ meeting held on March 21, 2013, our shareholders agreed to a stock dividend in connection with the capitalization of 30% of our distributable net income obtained during the fiscal year 2012, through the issuance of fully paid-in shares, of no par value, with a value of Ch$71.97 per share, which will be distributed to the shareholders at the fixed rate of 0.02034331347 fully paid-in shares per share currently held, subject to the exercise of the options established in article 31 of Law 19,396.

(c)	In the Ordinary Shareholder Meeting, held on March 21, the distribution and payment of dividend No.201, was approved in the amount of CLP$3,41625263165 per Banco de Chile common share, with a charge to the 2012 net distributable income of Banco de Chile.

(d)	On March 26, 2013 the Central Bank of Chile communicated to Banco de Chile that in the Extraordinary Session, No, 1742E, the Board of the Central Bank of Chile resolved to request that its surplus from the fiscal year ended December 31, 2012, including its proportional percentage of the profits agreed upon capitalization, be paid in cash.

In Management’s opinion, there are no other significant subsequent events that affect or could affect the Consolidated Financial Statements of the Bank and its subsidiaries between December 31, 2012 and the date of issuance of the Consolidated Financial Statements.

SIGNATURE

The registrant, Banco de Chile, hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BANCO DE CHILE

By	/s/ Arturo Tagle Q.
	Name:	Arturo Tagle Q.
	Title:	Chief Executive Officer

Date: April 26, 2013