Form 20-F
period 2013-12-31
BANK OF CHILE
filed 2014-04-25
CIK 1161125

As filed with the Securities and Exchange Commission on April 25, 2014

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

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

Shares of common stock: 93,175,043,991

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☒    No  ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☐    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

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

Factors that could cause actual results to differ materially and adversely include, but are not limited to:

•	changes in general economic, business, political or other conditions in Chile, or changes in general economic or business conditions in Latin America, the United States, Europe or Asia;

•	changes in capital markets in general that may affect policies or attitudes towards lending to Chile or Chilean companies;

•	increased costs;

•	increased competition and changes in competition or pricing environments, including the effect of new technological developments;

•	unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms;

•	natural disasters;

•	the effect of tax laws on our business; and

•	the factors discussed under “—Risk Factors.”

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

PRESENTATION OF FINANCIAL INFORMATION

We prepare our audited consolidated financial statements in Chilean pesos and in accordance with International Financial Reporting Standards in effect from time to time as issued by the International Accounting Standards Board (“IFRS”). Unless otherwise specified, all financial information herein is in IFRS.

Until and including our consolidated financial statements included in our annual report on Form 20-F for the year ended December 31, 2008, we prepared our audited consolidated financial statements in accordance with generally accepted accounting principles in Chile as supplemented by the applicable rules of the Superintendencia de Bancos e Instituciones Financieras de Chile (the “SBIF”) (“Chilean GAAP”), with reconciliations to generally accepted accounting principles in the United States (“U.S. GAAP”). As required by IFRS 1—First Time Adoption of International Financial Reporting Standards, our financial position as of December 31, 2008 and our results of operations for the year ended December 31, 2008 were restated in accordance with IFRS 1 for comparative purposes. Reconciliations and a description of the transition to IFRS, and the effects on our assets, liabilities, equity, net income and cash flows are presented in Note 5 to our audited consolidated financial statements included in our annual report on Form 20-F for the year ended December 31, 2009 filed with the Securities and Exchange Commission (the “SEC”) on June 29, 2010. Unless otherwise indicated, the financial information included in this annual report with respect to 2009, 2010, 2011, 2012 and 2013 has been derived from financial statements that have been prepared in accordance with IFRS. See Note 2(a) to our audited consolidated financial statements as of and for the year ended December 31, 2013 appearing elsewhere in this annual report. IFRS differs in certain significant respects from Chilean GAAP. As a result, our financial information presented under IFRS is not directly comparable to any of our financial information presented under Chilean GAAP. Accordingly, readers should avoid such comparison.

Since adopting IFRS, we are no longer required to reconcile our financial statements to U.S. GAAP.

For comparison purposes and as a result of changes in certain accounting policies, some line items in our consolidated statement of income and balance sheet have been reclassified for the years ended December 31, 2011 and 2012. For more information, see “Item 5. Operating and Financial Review and Prospects—Critical Accounting Policies—New Standards Adopted in 2013”, as well as Notes 2(aj), 3 and 4 to our audited consolidated financial statements as of and for the year ended December 31, 2013 appearing elsewhere in this annual report.

In this annual report, references to “$,” “U.S.$,” “U.S. dollars” and “dollars” are to United States dollars, references to “pesos” or “Ch$” are to Chilean pesos (see Note 2(u) to our audited consolidated financial statements as of and for the year ended December 31, 2013 appearing elsewhere in this annual report), and references to “UF” are to “Unidades de Fomento.” The UF is an inflation indexed Chilean monetary unit of account with a value in Chilean pesos that is linked to and adjusted daily to reflect changes in the Consumer Price Index (“CPI”) of the Instituto Nacional de Estadísticas (the “Chilean National Statistics Institute”). As of December 31, 2013, one UF equaled Ch$23,309.56.

This annual report contains translations of certain Chilean peso amounts into U.S. dollars at specified rates solely for your convenience. These translations should not be construed as representations that the Chilean peso amounts actually represent such U.S. dollar amounts, were converted from U.S. dollars at the rate indicated in our audited consolidated financial statements as of and for the year ended December 31, 2013 or could be converted into U.S. dollars at the rate indicated. Until November 30, 2011, Banco de Chile applied the observed exchange rate reported by the Banco Central de Chile (the “Central Bank”) in order to translate its financial statements from Chilean pesos to U.S. dollars. However, beginning December 1, 2011, Banco de Chile adopted the exchange rate of accounting representation, or spot exchange rate, for such matters. This is also described in “Item 3. Key Information—Selected Financial Data—Exchange Rates.” Thus, unless otherwise indicated, the U.S. dollar amounts have been translated from Chilean pesos based on the exchange rate of accounting representation as of December 31, 2013 as determined by our Treasury and Money Market Operations segment, on a daily basis, based on the average of the daily closing bid and offer rates reported by Bloomberg for the Santiago Stock Exchange. The exchange rate of accounting representation on April 15, 2014 was Ch$549.66 = U.S. $1.00. As of the same date, the observed exchange rate was Ch$549.04 = U.S.$ 1.00.

The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos.

Unless otherwise specified, all references in this annual report to total loans are to loans to customers before deducting allowances for loan losses, and they do not include loans to banks or contingent loans. In addition, all market share data and financial indicators for the Chilean banking system as compared to Banco de Chile’s financial information presented in this annual report are based on information published periodically by the SBIF which is published under Chilean GAAP and prepared on a consolidated basis.

In this annual report, “total past-due loans” are the loan installments that are 90 or more days overdue and the remaining outstanding balance of such loan (principal and interests) overdue. See “Item 4. Information on the Company—Selected Statistical Information—Classification of Loan Portfolio Based on the Borrower’s Payment Performance.”

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

Certain figures included in this annual report and in our audited consolidated financial statements as of and for the year ended December 31, 2013 have been rounded for ease of presentation. Percentage figures included in this annual report have not in all cases been calculated on the basis of such rounded figures but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this annual report may vary slightly from those obtained by performing the same calculations using the figures in our audited consolidated financial statements as of and for the year ended December 31, 2013. Certain other amounts that appear in this annual report may similarly not sum due to rounding.

Inflation figures are those reported by the Chilean National Statistics Institute, unless otherwise stated herein or required by the context.

MACRO-ECONOMIC AND MARKET DATA

In this annual report, all macro-economic data relating to the Chilean economy is based on information published by the Central Bank. All market share data, financial indicators and other data relating to the Chilean financial system are based on information published periodically by the SBIF, which is published under Chilean GAAP and prepared on a consolidated basis.

v

PART I

Item 1	Identity of Directors, Senior Management and Advisors

Not Applicable.

Item 2	Offer Statistics and Expected Timetable

Not Applicable.

Item 3	Key Information

SELECTED FINANCIAL DATA

The following tables present historical financial information about us as of the dates and for each of the periods indicated. The following tables should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements as of and for the year ended December 31, 2013 appearing elsewhere in this annual report. The financial information for the years ended December 31, 2009, 2010, 2011, 2012 and 2013 is presented under IFRS.

Our audited consolidated financial statements have been prepared in accordance with IFRS for the years ended December 31, 2009, 2010, 2011, 2012 and 2013.

	For the Year Ended December 31,
	2009		2010		2011		2012		2013		2013
	(in millions of Ch$, except share and per share data)										(in thousands of U.S.$)(1)
IFRS:
CONSOLIDATED STATEMENT OF INCOME DATA
Interest revenue	Ch$	900,407	Ch$	1,092,003	Ch$	1,501,684	Ch$	1,672,766	Ch$	1,765,942	U.S$	3,359,092
Interest expense		(222,883)		(324,377)		(624,209)		(708,629)		(704,371)		(1,339,822)

Net interest income		677,524		767,626		877,475		964,137		1,061,571		2,019,270
Net fees and commissions income		246,053		277,566		290,108		287,272		287,093		546,095
Net financial operating income		(138,179)		17,163		58,101		16,199		32,672		62,147
Foreign exchange transactions, net		220,999		63,762		(7,973)		35,136		71,457		135,922
Other operating income		22,190		23,584		24,735		20,887		25,884		49,235
Provisions for loan losses		(241,345)		(157,651)		(146,925)		(166,420)		(221,653)		(421,618)
Total operating expenses		(485,947)		(529,969)		(595,000)		(612,934)		(619,530)		(1,178,440)
Income attributable to associates		840		1,609		3,054		(468)		1,780		3,386

Income before income taxes		302,135		463,690		503,575		543,809		639,274		1,215,997
Income taxes		(40,389)		(46,425)		(65,431)		(63,928)		(89,085)		(169,453)

Net income from continued operations, net of taxes		261,746		417,265		438,144		479,881		550,189		1,046,544
Net income from discontinued operations, net of taxes

Net income for the year	Ch$	261,746	Ch$	417,265	Ch$	438,144	Ch$	479,881	Ch$	550,189	U.S.$	1,046,544
Attributable to:
Equity holders of the parent		261,744		417,264		438,143		479,880		550,188		1,046,542
Non-controlling interest		2		1		1		1		1		2
Earnings per share(2)		3.06		4.86		4.91		5.37		5.92		0.011
Earnings per ADS		1,837.16		2,916.22		2,944.35		3,222.57		3,549.93		6.75
Dividends per share(3)		2.72		3.50		3.38		3.41		3.90		0.007
Weighted average number of shares (in millions)		85,484.08		85,850.51		89,285.13		89,347.56		92,991.45

(See footnotes below)

	As of December 31,
	2009		2010		2011		2012		2013		2013
	(in millions of Ch$, except share and per share data)										(in thousands of U.S.$)(1)
IFRS:
CONSOLIDATED STATEMENT OF FINANCIAL POSITION DATA
Cash and due from banks	Ch$	727,553	Ch$	772,329	Ch$	881,146	Ch$	684,925	Ch$	873,308	U.S.$	1,661,166
Transactions in the course of collection		526,051		429,756		373,639		310,077		300,026		570,695
Financial assets held-for-trading		351,590		279,765		269,861		159,682		326,921		621,854
Cash collateral on securities borrowed and reverse repurchase agreements		79,401		82,787		47,981		35,100		82,422		156,779
Derivative instruments		565,986		488,354		381,055		326,083		374,687		712,712
Loans and advances to banks		448,981		349,588		648,425		1,343,322		1,062,056		2,020,193
Loans to customers, net		12,879,155		14,029,968		17,023,756		18,383,958		20,441,472		38,882,812
Financial assets available-for-sale		1,267,774		1,157,105		1,471,120		1,272,316		1,681,883		3,199,199
Investments in other companies		10,494		11,072		13,196		11,674		14,407		27,404
Intangible assets		88,182		88,463		81,026		75,610		72,223		137,379
Property and equipment		205,847		204,352		207,888		205,189		197,578		375,824
Investment properties		17,840		17,459		17,079		16,698		16,317		31,037
Current tax assets		—		3,363		—		—		—		—
Deferred tax assets, net		49,733		57,678		60,025		55,801		56,421		107,321
Other assets		282,872		304,425		279,804		317,765		373,987		711,381

Total assets	Ch$	17,501,459	Ch$	18,276,464	Ch$	21,756,001	Ch$	23,198,200	Ch$	25,873,708	U.S.$	49,215,756

Current accounts and other demand deposits		3,718,076		4,446,181		4,895,426		5,470,971		5,984,332		11,383,116
Transactions in the course of payment		325,056		208,750		155,424		72,684		51,898		98,718
Cash collateral on securities lent and repurchase agreements		308,028		81,755		223,202		226,396		256,766		488,408
Saving accounts and time deposits		7,427,481		7,697,968		9,282,324		9,612,950		10,402,725		19,787,577
Derivative instruments		538,240		528,445		429,913		380,322		426,110		810,527
Borrowings from financial institutions		1,368,226		1,281,372		1,690,939		1,108,681		989,465		1,882,114
Debt issued		1,587,998		1,764,165		2,388,341		3,273,933		4,366,960		8,306,627
Other financial obligations		176,150		179,160		184,785		162,123		210,926		401,214
Currents tax liabilities		39,018		—		3,095		23,189		7,131		13,564
Deferred tax liabilities, net		—		—		—		—		—		—
Provisions		88,607		114,685		131,344		141,839		154,650		294,168
Employee benefits		43,202		55,433		60,634		64,545		67,944		129,240
Other liabilities		280,392		224,225		269,905		305,105		275,762		524,539

Total liabilities	Ch$	15,900,474	Ch$	16,582,139	Ch$	19,715,332	Ch$	20,842,738	Ch$	23,194,669	U.S.$	44,119,812

Total equity		1,600,985		1,694,325		2,040,669		2,355,462		2,679,039		5,095,944

Total liabilities and equity	Ch$	17,501,459	Ch$	18,276,464	Ch$	21,756,001	Ch$	23,198,200	Ch$	25,873,708	U.S.$	49,215,756

(See footnotes below)

	As of December 31,
	2009	2010	2011	2012	2013
IFRS:
CONSOLIDATED RATIOS
Profitability and Performance
Net interest margin(4)	4.48%	4.87%	4.80%	4.68%	4.67%
Return on average total assets(5)	1.51	2.37	2.16	2.14	2.25
Return on average equity(6)	16.85	24.98	22.61	21.71	20.67
Capital
Average equity as a percentage of average total assets	8.99	9.50	9.53	9.85	10.90
Bank regulatory capital as a percentage of minimum regulatory capital	234.93	232.92	245.53	269.50	274.26
Ratio of liabilities to regulatory capital(7)	11.87	12.98	12.30	11.11	10.90
Credit Quality
Substandard loans as a percentage of total loans(8)	5.81	5.46	2.87	3.31	3.48
Allowances for loan losses as a percentage of substandard loans(8)	40.71	44.33	72.58	62.42	60.52
Provision for loan losses as a percentage of average loans	1.89	1.16	0.92	0.92	1.12
Allowances for loan losses as a percentage of total loans	2.37	2.42	2.09	2.07	2.10
Operating Ratios
Operating expenses/operating revenue	47.24	46.10	47.89	46.31	41.90
Operating expenses/average total assets	2.81%	3.01%	2.93%	2.73%	2.54%

(1)	Translations of Chilean peso amounts into U.S. dollars are based on the exchange rate of accounting representation, or the spot exchange rate, which is determined on a daily basis by our Treasury, based on the average of the daily closing bid and offer rates reported by Bloomberg for the Santiago Stock Exchange. Thus, amounts stated in U.S. dollars as of and for the fiscal year ended December 31, 2013 have been translated from Chilean pesos based on the spot exchange rate of Ch$525.72 to U.S.$1.00 as of December 31, 2013.
(2)	Earnings per share data have been calculated by dividing net income by the weighted average number of shares outstanding during the year.
(3)	Dividends per share data are calculated by dividing the amount of the dividend paid during each year by the previous year’s number of shares outstanding.
(4)	Annualized net interest income divided by average interest earning assets. The average balances for interest earning assets, including interest and readjustments, have been calculated on the basis of our daily balances and on the basis of monthly balances for our subsidiaries. Net interest margin does not include the interest earned on trading securities, which is accounted for under Other Income (Loss), Net.
(5)	Annualized net income (loss) divided by average total assets. The average balances for total assets have been calculated on the basis of our daily balances and on the basis of monthly balances for our subsidiaries.
(6)	Annualized net income (loss) divided by average equity. The average balances for equity have been calculated on the basis of our daily balances.
(7)	Total liabilities divided by bank regulatory capital.
(8)	See “Item 4. Information on the Company—Selected Statistical Information—Analysis of Substandard Loans and Total Past Due.”

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

Purchases and sales of foreign exchange are not required to be conducted in the Formal Exchange Market and therefore may be carried out in the Mercado Cambiario Informal (the “Informal Exchange Market”). There are no price limits imposed on transactions executed in the Informal Exchange Market. On December 30, 2013 (the last trading date of the year), the average exchange rate in the Informal Exchange Market was Ch$526.20 per U.S.$1.00, or 0.5% higher than the observed exchange rate of Ch$523.76 per U.S.$1.00 reported by the Central Bank on the same date.

The following table sets forth the annual low, high, average and period-end observed exchange rate for U.S. dollars for each year beginning in 2009, and the last six complete months, as reported by the Central Bank:

	Daily Observed Exchange Rate Ch$ per U.S.$(1)
Year	Low(2)	High(2)	Average(3)	Period End(4)
	(in Ch$)
2009	491.09	643.87	559.61	506.43
2010	468.37	549.17	510.25	468.37
2011	455.91	533.74	483.67	521.46
2012	469.65	519.69	486.49	478.60
2013	466.50	533.95	495.35	523.76
October 2013	493.36	508.58	500.81	508.58
November 2013	507.64	528.19	519.25	528.19
December 2013	523.76	533.95	529.45	523.76
2014 (through April 15)	524.61	573.24	551.48	549.04
January 2014	524.61	550.53	537.03	547.22
February 2014	546.94	563.32	554.41	563.32
March 2014	550.53	573.24	563.84	550.53
April 2014 (through April 15)	544.96	555.97	550.65	549.04

Source: Central Bank.

(1)	Figures are expressed in nominal terms.
(2)	Exchange rates are the actual low and high, on a day-by-day basis for each period.
(3)	For full years, the average of monthly average rates during the year. For full months, the daily average during the month.
(4)	As reported by the Central Bank on the first business day of the following period.

The observed exchange rate on April 15, 2014 was Ch$549.04 = U.S.$1.00. The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos.

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

We are also subject to market risks that are presented both in this subsection and in Note 42 to our audited consolidated financial statements as of and for the year ended December 31, 2013 appearing elsewhere in this annual report.

Risks Relating to our Operations and the Chilean Banking Industry

The growth of our loan portfolio may expose us to increased loan losses.

During the last five years, our total loan portfolio has grown at a compounded average growth rate of 8.8%. The expansion in our loan portfolio has been primarily fostered by the expansion in residential mortgage and consumer loans, and, to a lesser extent, due to the growth posted in commercial loans. The enlargement of our loan portfolio is in line with our strategic priorities, although we recognize our focus on the retail banking segment may expose us to higher levels of loan losses and may require us to establish higher levels of allowances for loan losses. For the year ended December 31, 2013, our loan portfolio amounted to Ch$20,880,770 million, which represents an 11.2% annual increase as compared to the Ch$18,771,761 million that we recorded as of December 31, 2012. Similarly, our allowances for loans losses increased 13.3% from Ch$387,803 million in 2012 to Ch$439,298 million in 2013. As a result, our ratio of allowances for loan losses to total loans slightly increased over that period, from 2.07% in 2012 to 2.10% in 2013.

Our loan portfolio may not continue to grow at the same or similar rate.

We cannot assure you that our loan portfolio will continue to grow at the same rates as it has in the past. The Chilean financial industry’s aggregate loan portfolio has grown significantly over the last five years, which has been fostered by a general effort of its participants to broaden their value offerings and increase banking penetration of lower and middle income segments, as well as small and medium-sized companies. These efforts have been also supported by the robustness and growth of the Chilean economy over the last decade. However, a slowdown or negative GDP growth rates, as well as a change in the behavior of banking customers, could adversely affect the growth rate of our loan portfolio and our credit quality indicators and, accordingly, lead us to increase our requirements of allowances for loan losses. For more information, see “Item 4. Information on the Company—Regulation and Supervision” and “Item 4. Information on the Company—Selected Statistical Information.”

Restrictions imposed by banking regulations may restrict our operations and thereby adversely affect our financial condition and results of operations.

We are subject to regulation by the SBIF. In addition, we are subject to regulation by the Central Bank with respect to certain matters, including interest rates and foreign exchange transactions. See “Item 4. Information on the Company—Regulation and Supervision.”

Pursuant to the Ley General de Bancos (the “General Banking Law”) all Chilean banks may, subject to the approval of the SBIF, engage in certain non-banking businesses approved by the law. The SBIF’s approval will depend on the risk of the activity and the strength of the bank. Further, the General Banking Law applies to the Chilean banking system a modified version of the capital adequacy guidelines issued by the Basel Committee on Banking Regulation and Supervisory Practices (the “Basel Committee”) and limits the discretion of the SBIF to deny new banking licenses.

In addition, in recent years the Chilean government has focused on consumer protection matters. Accordingly, between 2010 and 2013, a number of legal and administrative regulations have been enacted, amended and revoked in order to reinforce consumer protection in all relevant aspects of the financial relationship between consumers and financial institutions. We cannot assure that there will not be new regulations and restrictions on this matter. See “Item 4. Information on the Company—Regulation and Supervision.”

There can be no assurance that regulators will not impose more restrictive limitations in the future on the activities of banks, including us, than those that are currently in effect. Any such change could have a material adverse effect on our results of operations or financial condition in a fashion that we cannot determine in advance.

Regarding Basel III, it is important to note that the SBIF has suggested that these guidelines may be implemented in Chile in the future, which could impose new requirements for all Chilean banks, including us. Similarly, the Chilean Central Bank has announced that it is working on developing new liquidity standards for local banks. Since neither the SBIF nor the Central Bank has provided any indication as to when and how these guidelines will be implemented or even presented to the market, we do not expect they will affect our profitability or results of operations in 2014. Nevertheless, we cannot assure you that these guidelines will not affect our financial performance in the future, if adopted.

As for credit risk provisioning matters, on December 18, 2013 the SBIF published for comments a set of amendments to the regulations on allowances for loan losses and credit risk matters. These amendments propose a standard model for calculating allowances for loan losses associated with residential mortgage loans only, although the SBIF announced that an approach will be proposed for consumer and commercial loans in the future. As for residential mortgage loans, the amendments are intended to introduce a standard model for determining allowances for loan losses that includes past-due behavior and loan-to-value ratios. Similarly, the proposed amendments establish specific guidelines regarding the treatment of collateral when calculating provisions for loan losses and provisioning factoring loans. In addition, on February 13, 2014 the SBIF published for comments a new regulation that aims to establish minimum requirements to be met by any bank in order to use internal models for calculating allowances for loan losses. These requirements have to do with both banks (capital adequacy, management qualification, and satisfactory evaluation by the SBIF) and their credit risk management system (ad hoc organizational structure, quality assurance, etc.). Even though this proposal is at an initial stage of analysis, we cannot assure you that it will not materially affect our results of operations or financial condition in the future, if adopted.

Increased competition and industry consolidation may adversely affect our operations.

The Chilean market for financial services is highly competitive. We compete with other Chilean and foreign banks, with Banco del Estado de Chile, which is government-owned, and with large department stores that grant consumer loans to a large portion of the Chilean population, especially in the low and middle-income segments. In addition, the retail market (which encompasses individuals and small and medium-sized companies) has become the target market of several banks. Accordingly, competition within this market is increasing as banks are continuously incorporating new and tailored products, while they strive to improve service quality. As a result, net interest margins (after provisions for loan losses) in these sub-segments are likely to decline over time.

We also face competition from non-bank competitors in some of our credit products, especially credit cards and consumer loans. In these markets, competition from non-banking companies like large department stores, private compensation funds, and saving and credit cooperatives has become increasingly significant. In addition, we face competition from other types of competitors, such as leasing, factoring and automobile financing companies (especially in credit products), as well as mutual funds, pension funds and insurance companies within the market for savings products and mortgage loans. Currently, banks continue to be the main suppliers of leasing, factoring and mutual funds, and the insurance sales business is experiencing fast growth. However, we cannot assure you that this trend will continue in the future. See “Item 4. Information on the Company—Business Overview—Competition.”

In the past, increasing competition within the Chilean banking industry has been accompanied by a consolidation wave. We expect that both of these trends will continue and result in the creation of larger and stronger financial groups offering a wide range of products and services and targeting most of the segments in the Chilean banking market. These trends may adversely affect us because they may increase the interest rates we pay to attract depositors and decrease the interest rates we charge our customers for loans, resulting in a decrease of the net interest margins we are able to generate.

Our exposure to certain segments of the retail market could lead to higher levels of total past-due loans and subsequent charge-offs.

Although we historically focused on banking for the wholesale market and high-income individuals, an increasing portion of our retail banking segment consists of small and medium-sized companies (approximately 7.7% of our total loan book as of December 31, 2013, including companies with annual sales of up to Ch$1,600 million) and, to a lesser extent, of lower-income individuals (approximately 3.8% of our total loan book as of December 31, 2013, including individuals with monthly incomes ranging from Ch$170,000 to Ch$500,000). Our strategy aims to increase lending and banking penetration by providing multiple value propositions to attract additional retail customers. These customers are likely to be more severely affected by adverse developments in the Chilean economy than large corporations and high-income individuals. Consequently, in the future we may be exposed to higher levels of total past-due loans and subsequent write-offs, which could result in materially higher allowances for loan losses and adversely affect our results of operations.

As of December 31, 2013 our total past-due loans (loans overdue 90 days or more) reached Ch$236,730 million, which represented a 30.2% annual increase as compared to the figure recorded in 2012. Also, as of December 31, 2013 our total past-due loans were composed of 79.1% of retail banking past-due loans (consumer and residential mortgage loans to individuals, as well as commercial loans to small and medium sized companies) and 20.9% of wholesale banking past-due loans (commercial loans to large companies and corporations). During the prior fiscal year, our past-due portfolio encompassed 77.3% of retail banking past-due loans and 22.7% wholesale banking past-due credits.

The annual increase in the amount of past-due loans had mainly to do with greater balances of past-due loans associated with SMEs and, to a lesser extent individual banking. This trend of higher delinquency was in line with an economic cycle that showed some signs of slowdown in 2013, after three years of sustained growth, with annual GPD expansion rates above 5.0%. Even though we have tightened the whole credit process, from assessment to collection, we cannot assure you this trend will not continue if global or local economic conditions deteriorate in the future.

For more information, see “Item 4. Information on the Company—Business Overview—Principal Business Activities.”

One of our affiliates may be obligated to sell shares of our stock in the public market if we do not pay sufficient dividends.

As of December 31, 2013, Sociedad Administradora de la Obligación Subordinada S.A. (“SAOS”), our affiliate, held 30.69% of our shares as a consequence of our 1996 reorganization. This reorganization was due in part to the 1989 repurchase by the Central Bank of certain non-performing loans that we had previously sold to the Central Bank and later exchanged for subordinated debt without a fixed term. For more information, see “Item 4. Information on the Company—History and Development of the Bank—History—The 1982-1983 Economic Crisis and the Central Bank Subordinated Debt.”

In exchange for assuming the Central Bank debt, SAOS received from SM-Chile S.A. (“SM-Chile”), the holding company that controls us and SAOS, a stake of 63.6% of our shares as collateral for this debt. Dividends received from us are the sole source of SAOS’s revenues, which—in turn—must be used to repay this debt. To the extent distributed dividends are not sufficient to pay the amount due on this debt, SAOS is permitted to maintain a cumulative deficit balance with the Central Bank that SAOS commits to pay with future dividends. If this cumulative deficit balance exceeds 20% of our paid-in capital and reserves, the Central Bank may require SAOS to sell a sufficient number of our shares to pay the entire amount of the accumulated deficit. As of March 31, 2014, SAOS maintained a surplus with the Central Bank of Ch$373,556 million, equivalent to a 16.9% of our paid-in capital and reserves as of the same date.

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

The results of our operations depend to a great extent on our net interest income, which represented 71.8% of our total operating revenues in 2013. Changes in inflation and nominal interest rates could affect the interest rates earned on our interest-earning assets differently from the interest rates paid on our interest-bearing liabilities, resulting in a reduction in our net income. Inflation and interest rates are highly sensitive to several factors beyond our control, including the Central Bank’s monetary policy, deregulation of the Chilean financial sector, domestic and international economic and political conditions, among other factors. Any volatility in interest rates could have a material adverse effect on our financial condition and results of operations.

The average annual short-term nominal interest rate in Chile for 90 to 360 day deposits received by Chilean financial institutions was 5.61% in 2011, 5.90% in 2012 and 5.20% in 2013. The average long-term nominal interest rate based on the interest rate of the Central Bank’s five-year bonds was 5.67% in 2011, 5.26% in 2012 and 5.14% in 2013.

Inflation in Chile has been moderate in recent years, especially in comparison with periods of high inflation in the 1980s and 1990s. High levels of inflation in Chile could adversely affect the Chilean economy, the consumers’ purchase power and, indirectly, our results of operations. The annual rate of inflation (as measured by annual changes in the CPI and as reported by the Chilean National Institute of Statistics) during the last five years and the first three months of 2014 was:

Year	Inflation (CPI Variation)
2008	7.1%
2009	(1.4)
2010	3.0
2011	4.4
2012	1.5
2013	3.0
2014 (through March 31)	1.5%

Source: Chilean National Institute of Statistics

Although we benefit from a higher than expected inflation rate in Chile due to the structure of our assets and liabilities (we have a significant net asset position indexed to the inflation rate), significant changes in inflation with respect to current levels could adversely affect our results of operations and, therefore, the value of both our shares and ADSs.

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

We depend on a variety of internet-based data processing, communication, and information exchange platforms and networks. Thus, we cannot assure you that all of our systems are entirely free from vulnerability. Additionally, we enter into contracts with several third-parties to provide the business, data and communication services we offer to our customers. If information security is breached, or if one of our employees breaches compliance procedures, information could be lost or misappropriated, which may affect our results of operations, damage others or result in potential litigation. Cybersecurity incidents, such as computer break-ins, phishing, identity theft and other disruptions could negatively affect the security of information stored in and transmitted through our computer systems and network infrastructure, which may result in significant liability to us in excess of insurance coverage, and may cause existing and potential customers to refrain from doing business with us. Although we, with the help of service providers, intend to continuously implement security technology devices and establish operational procedures to prevent such damage, we cannot assure you that these security measures will be successful.

Exposure to European sovereign debt or related instruments and future turmoil and destabilization related thereto could negatively affect our business.

Although emerging markets were less impacted by the global financial crisis of 2008 and showed a quick recovery, concerns about the possibility of a recession in developed countries cannot be ruled out yet, especially due to the fiscal condition of certain European economies (such as Greece, Italy, Ireland, Portugal and Spain, also called PIIGS economies). Debt levels and fiscal unreliability of these countries have resulted in uncertainty regarding the outlook for the global economy and a potential contagion to other economies linked to these countries. Although developed countries are gradually overcoming the troubles associated with the financial turmoil of 2008 and the subsequent instability of PIIGS countries, we cannot dismiss concerns regarding future volatility.

Likewise, we are unable to determine and predict the effects that this situation could have on the GDP growth of Chile’s main commercial partners and the entire world. Also, these factors could translate into a slowdown in the local economy that could affect the decision making processes of individuals and companies regarding consumption and investment. All of these factors could adversely affect the demand for credits in the Chilean Banking industry. We cannot assure you that these developments will not occur or that they will not affect our results of operations or financial condition.

As of December 31, 2013 we had a total exposure to PIIGS economies of Ch$18,751 million (U.S.$35.7 million), which represents 0.07% of our total assets as of the same date. This exposure was concentrated in only two economies, Italy and Spain, and it was related to contingent credits, such as standby letter of credits in favor of us as well as third parties. As of the same date, we had no additional exposure to PIIGS countries, in any type of instrument, such as financial assets available-for-sale, assets held for trading, derivatives, commercial loans, credit lines, confirming export letters of credits, etc.

Risks Relating to our ADSs

Our principal shareholders may have interests that differ from those of our other shareholders and their significant share ownership may have an adverse effect on the future market price of our ADSs and shares.

As of April 15, 2014, LQ Inversiones Financieras S.A. (“LQIF”), a holding company beneficially owned by Quiñenco S.A. and Citigroup Chile S.A., holds directly and indirectly approximately 51.22% of the voting rights of our shares. These principal shareholders are in a position to elect a majority of the members of our board of directors, direct our management and control all matters decided by a shareholder vote, including the approval of fundamental corporate transactions.

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

While our ADSs have been listed on the New York Stock Exchange (the “NYSE”) since the first quarter of 2002, there can be no assurance that an active trading market for our ADSs will be sustained. During 2013, a daily average of 16,121 of our American Depositary Receipts (“ADRs”) were traded on the NYSE, according to data provided by Bloomberg. Although our shares are traded on the Santiago Stock Exchange, the Valparaiso Stock Exchange and the Chilean Electronic Stock Exchange, the market for our shares in Chile is small and somewhat illiquid. As of April 15, 2014 approximately 24.80% of our outstanding shares were held by shareholders other than our principal shareholders, including LQIF, SM-Chile, SAOS and Ergas Group.

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

The market price of our ADSs and shares may be adversely affected by volatility in international financial markets and adverse global economic conditions. The market for Chilean securities and the Chilean economy as a whole are, to diverse extents, influenced by economic and market conditions in the United States, Europe and certain emerging market countries, especially Asian countries, and also economic as well as political developments in Latin American countries. Although economic conditions are different in each country, investors’ reactions to specific issues in one country can affect the financial markets in others, including Chile. Therefore, unfavorable developments in other countries—especially in developed economies and Chile’s main commercial partners—may adversely affect the market price of our ADSs and shares.

In particular, since August 2007, there has been significant volatility in worldwide financial markets due to consequences from the announcement, by several U.S. banks and financial institutions, of significant write-downs related to their exposure to mortgage-backed securities and other financial instruments. This situation, also known as the subprime crisis, translated into several and significant government bail-outs for important banks worldwide, bankruptcy for some others and an active M&A market in the financial industry intended to maintain the confidence of investors and customers, as well as avoiding bank runs. Although the Chilean economy was not directly exposed to the U.S. housing credit market and —historically— we have not directly held any assets related to such financial instruments, the subprime crisis impacted the Chilean economy by the end of 2008, including banking activity. Currently, the U.S. economy seems to be overcoming the effects of the subprime crisis, as evidenced by recovering mid-term growth rates, employment and consumption, while the Federal Reserve is tapering the expansionary monetary policy it has used for the past several years. However, we cannot assure you that these past developments will not repeat in the future or that any future developments in international markets could not affect us, including our results of operations and consequently the market price of our ADSs and shares.

Financial deterioration in certain European countries was another indirect effect of the subprime crisis that occurred in the United States. Although our exposure to European sovereign debt is not significant, we cannot assure you that volatility in global financial markets due to the uncertainty regarding the Eurozone fiscal condition will not continue and affect the Chilean economy and consequently our financial condition and results of operations. Accordingly, the price of our ADS could be adversely affected by a new financial turmoil in the Eurozone, political issues, a slower than expected recovery, or a deterioration in healthier economies, such as Germany, that could translate into increasing volatility and uncertainty all over the world.

In the past, Chile has imposed controls on foreign investment and repatriation of investments that affected investments in, and earnings from, our ADSs.

Equity investments held in Chile by non-Chilean residents have historically been subject to various exchange control regulations that restrict the repatriation of investments and earnings therefrom. In April 2001, the Central Bank eliminated most of the regulations affecting foreign investors, although they still have to provide the Central Bank with information related to equity investments and must conduct such operations within the Formal Exchange Market. Additional Chilean restrictions applicable to holders of our ADSs, the disposition of the shares underlying them, the repatriation of the proceeds from such disposition or the payment of dividends may be imposed in the future, and we can neither determine in advance nor advise you as to when or how those restrictions could impact you, if imposed.

If for any reason, including changes in Chilean law, the depositary for our ADSs were unable to convert Chilean pesos to U.S. dollars, investors would receive dividends and other distributions, if any, in Chilean pesos.

We are required to withhold 35% from any dividends we pay to you.

ADS holders are entitled to receive dividends on the underlying shares to the same extent as the holders of shares. Dividends received by ADS holders will be paid net of foreign currency exchange fees and expenses of the depositary and will be subject to Chilean withholding tax of 35% of the dividend, which we will withhold and pay to the Chilean tax authorities. Any dividend distributions made in property (other than common stock) will be subject to the same Chilean tax rules as cash dividends. For more information, see “Item 10. Additional Information—Taxation—Chilean Tax Considerations.”

Risks Relating to Chile

Our growth and profitability depend on the level of economic activity in Chile.

Our core business and transactions are with customers doing business in Chile. Accordingly, our ability to grow our business volumes and results of operations, as well as enhance our financial condition, in general, depends on the dynamism of the Chilean economy and specific macroeconomic variables such as inflation, unemployment, consumption and investment. The global financial crisis of 2008 that dramatically affected the economic growth in developed countries also affected the Chilean economy by the end of 2008 and during the first three quarters of 2009. This translated into a subsequent slowdown in the local banking industry due to lower levels of consumption and deteriorated credit quality in loan portfolios prompted by increasing unemployment and financial stress experienced by certain economic sectors. Conversely, between 2010 and 2012 the local economy and the banking industry evidenced a significant upturn, fostered by real GDP growth that averaged 5.7% per year, mainly as a result of the recovery in consumption and investment, as well as higher fiscal spending associated with the reconstruction process after a significant earthquake. In 2013, the Chilean economy entered into a moderate slowdown by recording a 4.1% GDP expansion. The lower dynamism was caused by an important slowdown in investment which posted a slight 0.4% annual growth, principally owing to postponed projects in the mining and energy sectors, as well as companies waiting for better economic signals. On the other hand, consumption remained strong by growing 5.4% in 2013. In line with the economic cycle, banking activity decreased as compared to 2012 in spite of maintaining attractive figures in loan growth and profitability. Although Chilean economic growth continues to be above the average of comparable countries and the world, we cannot assure you that the local economy will continue expanding in the future or developments in, or affecting, the Chilean economy and the local banking industry will not materially and adversely affect us, our business, financial condition or results of operations. For more information, see “Item 5. Operating and Financial Review and Prospects—Operating Results—Overview”.

Currency fluctuations could adversely affect the value of our ADSs and any distributions on the ADSs.

The Chilean Government’s economic policies and any future changes in the value of the Chilean peso with respect to the U.S. dollar could affect the dollar value of our common stock and our ADSs. Given the floating exchange rate regime that exists in Chile, the Chilean peso has been subject to large fluctuations in the past and could continue this trend in the future. According to information published by the Chilean Central Bank, between December 31, 2012 and December 31, 2013, the value of the U.S. dollar relative to the Chilean peso increased by approximately 9.4%, as compared to the decrease of 8.2% recorded in the period from December 31, 2011 to December 31, 2012. See “Item 3. Key Information—Exchange rates.”

Chilean trading in the shares underlying our ADSs is conducted in Chilean pesos. Cash dividends associated with our shares of common stock are received in Chilean pesos by the depositary, which then converts such amounts to U.S. dollars at the then-prevailing exchange rate for making payments in respect of our ADSs. If the value of the U.S. dollar increases relative to the Chilean peso, the dollar value of our ADSs and any distributions to be received from the depositary will decrease. In addition, the depositary will incur customary currency conversion costs (to be borne by the holders of our ADSs) in connection with the conversion and subsequent distribution of dividends or other payments. For more information, see “Item 10. Additional Information—Exchange Controls.”

Our results of operations may be affected by fluctuations in the exchange rates between the Chilean peso and the U.S. dollar despite our policy and Chilean regulations related to the general avoidance of material exchange rate mismatches. In order to reduce the effect of exchange rate mismatches we enter into foreign exchange derivative transactions that hedge our exposure. As of December 31, 2013, our foreign currency-denominated assets and Chilean peso-denominated assets, which contain repayment terms linked to changes in foreign currency exchange rates, were exceeded by our foreign currency-denominated liabilities and Chilean peso-denominated liabilities, which contain repayment terms linked to changes in foreign currency exchange rates, by an amount of Ch$781 million, or 0.04% of our paid-in capital and reserves.

We may decide to change our policy regarding exchange rate mismatches. Regulations that limit such mismatches may also be amended or eliminated by regulatory institutions. Higher exchange rate mismatches will increase our exposure to the devaluation of the Chilean peso, and any such devaluation may impair our capacity to service foreign-currency obligations and may, therefore, materially and adversely affect us, our financial condition and results of operations. Additionally, the economic policies of the Chilean Government and any future fluctuations of the Chilean peso with respect to the U.S. dollar could adversely affect our financial condition and results of operations.

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

Chilean law provides shareholders with fewer and less well-defined rights.

Our corporate affairs are governed by our estatutos (bylaws) and the laws of Chile. Under such laws, our shareholders may have fewer or less well-defined rights than they might have as shareholders of a corporation incorporated in a U.S. jurisdiction. For example, our shareholders would not be entitled to appraisal rights in the event of a merger or other business combination undertaken by us.

A Potential Tax Reform in Chile may Increase our Tax Burden

A new administration assumed control of the Chilean government in March 2014. The new president has recently announced and sent to the Chilean congress a tax reform bill intended to finance improvements to the Chilean educational system, among other matters. The bill contemplates a gradual increase in the statutory corporate income tax rate, from the current 20.0% to a maximum of 25.0%, over a four-year period. In addition, the proposed bill includes changes in personal taxation for dividends-related taxes affecting both local and foreign investors, from a basis on cash dividends to a basis on accrued earnings of companies held as an investment. Similarly, the bill proposes a reduction in the tax rate for the upper income bracket, in the case of individuals, from 40.0% to 35.0%. As a result, the announced tax reform could adversely affect our results of operations, costs and profitability in the future. However, since the reform has not been yet passed in the congress, we cannot yet accurately estimate its potential effects on our operations. For more information, see “Item 10. Additional Information—Taxation—Chilean Tax Considerations—Tax Reform Proposal, by Presidential message N°24-362 (April 1, 2014).”

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

Our legal name is Banco de Chile and we are organized as a banking corporation under the laws of Chile and were licensed by the SBIF to operate as a commercial bank on September 17, 1996. Our main executive offices are located at Paseo Ahumada 251, Santiago, Chile, our telephone number is +56 (2) 2637-1111 and our website is www.bancochile.cl. Our representative in the United States is Puglisi & Associates, with offices at 850 Library Avenue, Suite 204, Newark, Delaware 19711.

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

As of December 31, 2013, we also offered international banking services through our Trade Services subsidiary in Hong Kong, our representative office in Beijing, and a worldwide network of correspondent banks.

In addition to our traditional banking operations, our subsidiaries and affiliates permit us to offer a variety of non-banking but specialized financial services including securities brokerage, mutual funds management, investment banking, insurance brokerage, securitization, collection and credit pre-evaluation services.

According to the SBIF, as of December 31, 2013 and excluding the operations of subsidiaries abroad, we were the second largest bank in Chile in terms of total loans with a market share of 19.1%, the largest provider of commercial loans with a market share of 19.5%, the second largest provider of consumer loans with a market share of 20.9% and the second largest privately owned bank in terms of residential mortgage loans with a market share of

17.4%. Also, as published by the SBIF, we were the largest bank in terms of net income with a market share of 26.8% and the first bank in terms of current account balances held by individuals with a market share of 30.2%, both as of December 31, 2013. Lastly, according to the Chilean Association of Mutual Funds, as of December 31, 2013 we were the largest provider of mutual funds management with a market share of 21.3%.

As of December 31, 2013 we had:

•	total assets of Ch$25,873,708 million (approximately U.S.$49,216 million);

•	total loans of Ch$20,880,770 million (approximately U.S.$39,718 million), before deducting allowances for loan losses;

•	total deposits of Ch$16,387,057 million (approximately U.S.$ 31,171 million), of which Ch$5,984,332 million (approximately U.S.$ 11,383 million) correspond to current account and demand deposits;

•	equity (including net income, non-controlling interest and provisions for minimum dividends) of Ch$2,679,039 million (approximately U.S.$ 5,096 million);

•	net income of Ch$550,189 million (approximately U.S.$ 1,047 million); and

•	market capitalization of Ch$7,109,256 million (approximately U.S.$ 13,523 million).

As of December 31, 2013, we had 14,723 employees and delivered financial products and services through a nationwide distribution network of 430 branches, and 1,804 ATMs that are part of a larger ATM network operated by Redbanc S.A. (a company owned by us and 11 other privately owned banks) that comprises 6,397 ATMs.

History

We were founded in 1893 as a result of the merger of Banco Nacional de Chile, Banco Agrícola and Banco de Valparaíso, which created the largest privately held bank in Chile. We have played an important role in the economic history of Chile. Before the creation of the Central Bank in 1926 and prior to the enactment of the General Banking Law, we were the main stabilization agent of the Chilean banking system, a role that is now performed by the Chilean Central Bank. Beginning in the early 1970s, the Chilean Government assumed control of a majority of Chilean banks, and all but one of the foreign banks that were operating at that time closed their branches and offices within the country. Throughout this era, we remained as a privately-owned bank, with the exception of a portion of our shares owned by the Chilean Government that were sold to private investors in 1975. Throughout our history we have developed a well-recognized brand name in Chile and expanded our operations in foreign markets, where we developed an extensive network of correspondent banks. In the early twentieth century, we established a representative office in London, which we maintained until 1985, when our operations in Europe were moved to Frankfurt. The office in Frankfurt was closed in 2000, when our foreign operations were centralized at the New York branch. In 1987 and 1988, we established four subsidiaries to provide a full range of specialized financial products and services as permitted by the General Banking Law. In 1999, we widened our scope of specialized financial services by creating our insurance brokerage and factoring subsidiaries. According to our estimates, we remained the largest private bank in Chile until 1996. During the early 2000s, the Chilean banking industry witnessed intense merger and acquisition activity. In 2002, we merged with Banco de A. Edwards, which allowed us to expand our business to new customer segments. In 2008, we sold our U.S. branches to Citigroup in connection with our merger with Citibank Chile that was carried out during the same year. As a result of these consolidations, we currently operate a distribution network that is composed of three brand names, namely, “Banco de Chile” (which operates throughout Chile), “Banco Edwards-Citi” (which is primarily oriented to higher income segments) and “Banco CrediChile” (which is focused on consumer loans and sight accounts for lower and middle income segments). In 2012, we became the market leader in net income and the most profitable bank (the highest return on average equity and average capital and reserves) within the Chilean banking industry, according to information released by the SBIF. Similarly, among our peers we were the bank with the best credit quality indicators in terms of past-due loans, provisions for loan losses over average loans and past-due loans coverage. Also, during 2012 we maintained our leadership in mutual funds and current accounts for individuals, while our investment banking subsidiary maintained the market leading position in corporate bond placements within the local market, according to information available at the Chilean Association of Mutual Funds, the SBIF and the Superintendency of Securities and Insurance, respectively. In terms of funding diversification, we improved our access to foreign debt markets by placing senior bonds in Hong Kong and Peru for a total aggregate amount of approximately U.S.$193 million. Similarly, we established a commercial paper program in the U.S. market of U.S.$1,000 million.

In 2013 we continued to enhance our competitive advantages. As a result, we completed a very successful year by ranking first in operating revenues—for the first time in our recent history—and net income, according to information released by the SBIF. These achievements enabled us to remain the most profitable bank in Chile in terms of return on average equity and average assets. Our leading position in net income was also a consequence of our market-leading performance in expenses, which allowed us to reach the lowest efficiency ratio in the local industry, according to information published by the SBIF. Also, in order to maintain a convenient and well diversified liability structure, we have continued to seek alternative financing opportunities, especially overseas. In this regard, during 2013 we carried out four placements in Switzerland for a total amount of approximately US$785 million. Also, we established a US$2 billion medium term notes program (the “MTN Program”) in Luxemburg. Under this program we issued medium term notes in Hong Kong and Japan of approximately US$168 million and US$167 million, respectively.

Merger with Banco de A. Edwards

On December 6, 2001, our shareholders approved our merger with Banco de A. Edwards, which became effective on January 1, 2002. Banco de A. Edwards had been listed on the NYSE since 1995, and in January 2002, we were listed on the NYSE under the symbol BCH. Since 2002, our shares have also been traded on the Latin American Stock Exchange of the Madrid Stock Exchange (“Latibex”) and the London Stock Exchange (“LSE”). We concluded the merger process with the consolidation of a new corporate structure and the integration of our technological platforms. As for Latibex, on October 18, 2013, we voluntarily delisted our trading units from that market,

Merger with Citibank Chile

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

During 2013, we focused on ensuring the stability of our IT systems and implementing improvements to key processes in order to provide our customers with better service quality. Accordingly, the main IT projects undertaken in 2013 had to do with: (i) upgrading our internet-based array of services, in order to significantly improve the availability of our internet platforms for personal and corporate banking, (ii) setting up a security device (chip) in credit cards that should enable us to reduce the rate of fraud in this business and maintain our industry-leading position in these matters, (iii) improving the uptime of ATMs, (iv) enhancing product-related platforms for factoring, insurance, time and demand deposits, and (v) strengthening credit-assessment and granting by implementing the final stages of a new system of financial evaluation for companies and optimizing required documentation for lending.

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

The 1982-1983 Economic Crisis and the Central Bank Subordinated Debt

During the 1982-1983 economic crisis, the Chilean banking system experienced significant instability that required the Central Bank and the Chilean Government to provide assistance to most Chilean private sector banks, including us. During this period, we experienced significant financial difficulties. In 1985 and 1986, we increased our capital and sold shares representing 88% of our capital to more than 30,000 new shareholders. As a result, no single shareholder held a controlling stake in the Bank. In 1987, the SBIF returned complete control and administration of the Bank to our shareholders and our Board of Directors by ending our provisional administration based on our successful capital increases as required by Law 18,401.

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

The original repayment terms of our Central Bank subordinated debt, which at December 31, 1989 equaled approximately Ch$1,448,654 million (in real terms as of December 31, 2013), required that a certain percentage of our income before provisions for the subordinated debt be applied to repay this obligation. The Central Bank subordinated debt did not have a fixed maturity, and payments were made only to the extent that we earned income before provisions for the subordinated debt. In 1993 we applied 72.9% of our income before provisions to repay the Central Bank subordinated debt. In 1994 we applied 67.6%, and in 1995 we applied 65.8% of our income before provisions to repay the Central Bank subordinated debt.

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

In exchange for assuming the Central Bank debt, SAOS received from SM-Chile 63.6% of our shares as collateral. Although shares held by SAOS as collateral have economic rights that belong to the Chilean Central Bank, their voting rights are exercised by SM-Chile’s shareholders. As a result of our merger with Banco de A. Edwards, the percentage of our shares held by SAOS decreased to 42.0%. Subsequently, as of December 31, 2013 the percentage of our shares held by SAOS was 30.7%, as a result of: (i) capital increases agreed to at Extraordinary Shareholders’ Meetings held in May 2007, January 2011 and October 2012, (ii) stock dividends paid in May 2006, May 2007, June 2009, April 2011, June 2012 and May 2013, and (iii) our merger with Citibank Chile in January 2008.

Dividends received from us are the sole source of SAOS’s revenues, to be applied by legal mandate to repay its debt to the Central Bank of Chile. SAOS does not have any other material debt, as it is a special purpose legal entity created by Law 19,396 whose only business is to own Banco de Chile shares and repay the obligation to the Central Bank of Chile. To the extent distributed dividends are not sufficient to pay the amount due on its debt; SAOS is permitted to maintain a cumulative deficit balance with the Central Bank that SAOS commits to pay with future dividends. If the cumulative deficit balance exceeds an amount equal to 20% of our paid-in capital and reserves, the Central Bank may require SAOS to sell a sufficient number of shares of our stock to pay the entire accumulated deficit amount. As of March 31, 2014, SAOS maintained a surplus with the Central Bank of Ch$373,556 million, equivalent to 16.9% of our paid-in capital and reserves as of the same date. See “Item 3. Key Information—Risk Factors—Risks Relating to our Operations and the Banking Industry—Our affiliate may be obligated to sell shares of our stock in the public market if we do not pay sufficient dividends”.

As of December 31, 2013, the outstanding subordinated debt balance held by SAOS amounted to Ch$649,521 million (including accrued interest). SAOS paid to the Central Bank a total of Ch$131,530 million during 2011, Ch$124,342 million in 2012 and Ch$151,560 million in 2013, exceeding in each of those years the required minimum annual payment.

As of December 31, 2013, the major shareholder of SM-Chile was LQ Inversiones Financieras S.A. (a subsidiary of Quiñenco S.A.), which owned, directly and indirectly, 58.2% of SM-Chile’s total shares. As of the same date, our major shareholders were LQ Inversiones Financieras S.A., SAOS and SM-Chile, each having a direct participation of 32.6%, 30.7% and 13.0% in our total common stock, respectively. It is important to mention that on January 31, 2014 LQ Inversiones Financieras S.A. (our major shareholder) closed the sale of 6,700,000,000 shares of Banco de Chile through a public secondary offering (dutch auction), which resulted in a 7.20% decrease of the ownership interest in Banco de Chile. Accordingly, as of April 15, 2014, LQ Inversiones Financieras S.A. owned, directly and indirectly, 51.2% of our shares, with a direct stake of 25.4%. See “Item 5. Operating and Financial Review and Pospectus—Recent Developments.”

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

Capital Expenditures

The following table sets forth our capital expenditures in each of the three years ended December 31, 2011, 2012 and 2013:

	For the Year Ended December 31,
	2011		2012		2013
	(in millions of Ch$)
BANK’S INTERNAL REPORTING POLICIES:
Computer equipment	Ch$	8,797	Ch$	7,750	Ch$	7,509
Furniture, machinery and installations		9,425		8,949		4,303
Real estate		3,481		337		62
Vehicles		370		945		375

Subtotal		22,073		17,981		12,249
Software		9,597		9,116		5,511

Total	Ch$	31,670	Ch$	27,097	Ch$	17,760

Our budget for capital expenditures for 2014 is Ch$59,184 million, 62.9% of which is related to information technology expenditures and 37.1% of which is associated with infrastructure projects. The budget for capital expenditures is in line with our strategic priorities of improving our efficiency and reinforcing our proximity to our customers, particularly in our retail banking segment, through physical as well as non-physical contact channels. These capital expenditures are principally financed by our capital and long-term debt financing.

Among the budgeted expenditures for information technology, 45.1% corresponds to new and ongoing IT projects intended to provide us with business solutions as well as productivity improvements, 34.9% is related to critical projects involved in our mid-term IT plan, while the remaining 20.1% consists of investment in technological equipment and improvements or renewal of our ATMs nationwide network.

Our 2014 budget for infrastructure expenditures includes disbursements associated with new branches, as well as the renovation and relocation of some of our existing commercial branches, and general maintenance and renewal investments.

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

Our main competitive strengths are:

Brand Recognition and Strong Corporate Image

We have operated in the Chilean financial industry for 120 years under the “Banco de Chile” brand name. In order to provide our customers with specialized value offerings and a wider range of financial products and services, we have also developed the “Banco Edwards|Citi”, “Banco CrediChile” and “Banchile” brand names. We believe our long-standing history in the Chilean market is recognized by our customers and the general public, who associate us with quality, reliability and social responsibility within the Chilean financial industry, as demonstrated in various polls conducted by well-known market research companies. According to market research conducted by Adimark GFK (part of the GFK Group), during 2013 we remained the most recognized brand among financial institutions operating in Chile. Also, in 2013, Merco (a corporate reputation monitor headquartered in Spain) ranked Banco de Chile as the market leader in corporate reputation for all companies operating in Chile. In addition, research conducted by Millward Brown Optimor (a marketing consultancy focused on brands, media and communications that is part of Kantar Group) ranked Banco de Chile as the second most valuable brand in Chile and the most valuable in the Chilean banking industry. We believe that our long history in the Chilean banking industry is a key element that differentiates us from our competitors.

Additionally, we believe that our merger with Citibank Chile reinforced our corporate image as a leading financial institution within Chile and allowed us to gain recognition among customers and investors all over the world.

We also believe that our strong corporate image is further strengthened by our commitment to social responsibility, which includes supporting the Teleton Foundation (a non-governmental organization dedicated to assisting and treating Chilean children), our partnership with institutions dedicated to improving the quality of Chilean education, our participation in campaigns intended to improve the quality of life of needy people, our commitment to the development of sports in Chile by supporting the national soccer team and tennis players and our environmental pledge that has led us to implement policies to conserve energy and forestry resources, as well as other initiatives intended to strengthen our role in, and contribution to Chilean society.

Business Scale and Leading Market Position

We are one of the largest financial institutions in Chile and a market leader in a broad range of financial products and services within the Chilean financial system, as listed in the following table:

	As of December 31, 2013
	Market Share	Market Position
Commercial Loans(1)	19.5%	1st
Average Balances of Total Demand Deposits and Current Account(1)	23.2%	1st
Current Accounts Balances held by Individuals	30.2%	1st
Mutual Funds (Assets Under Management)	21.3%	1st
Net Fees and Commissions Income	22.2%	1st
Net Income for the Period	26.8%	1st

Source: SBIF and Chilean Association of Mutual Funds.

(1)	Excluding operations of subsidiaries abroad.

We have traditionally had a strong presence in the wholesale segment with long-term relationships with major local and multinational companies that operate in Chile. We have been able to maintain this leading position by continuously improving our products and services and supplementing them with comprehensive and tailored service models that allow us to successfully serve our customers’ needs. We have also added value to our service offerings by including treasury products for hedging purposes, together with investment banking, insurance brokerage and other specialized financial services through our subsidiaries.

In addition, in recent years we have been focused on further penetrating the retail banking business through diverse value offerings intended to cover all of the populations and enterprises we target. Therefore, in recent years we have prioritized growing our residential mortgage portfolio and expanding our presence in transactional services such as credit cards, current accounts and sight accounts, as we believe they are effective means to build long-term relationships and customer loyalty and to increase cross-selling opportunities. As a result, through our Commercial Division (Individual and SME Banking), we lead the market in services offered to high-income individuals for whom we have developed an attractive and complete portfolio of financial services, including a full range of wealth management services through one of our subsidiaries. Also, our Consumer Finance Division (Banco CrediChile) has become one of the largest providers of consumer loans among the Chilean banks’ consumer divisions, based on comprehensive service offerings for low- and middle-income individuals. This has been recently supplemented by the implementation of business solutions for low-scale entrepreneurs and individual customers in periphery districts. This broad variety of services has also enabled us to lead the Chilean market in terms of income from fees and commissions.

We believe our financial strength, prestige and brand recognition among Chilean customers have allowed us to become the market leader in terms of current account balances within the Chilean financial system, especially among individuals, who have demonstrated their preference for our services. Our position was further consolidated in the financial downturn in 2009, when we benefited from a “flight-to-quality” effect as investors were seeking a reliable institution to keep their funds.

Robust Customer Base and Nationwide Distribution Network

We believe that we have one of the largest customer bases among financial institutions in Chile. We have prioritized expanding this customer base by implementing attractive and tailored value offerings, based on continuously improving segmentation. As a result, over the last three years (2010 to 2013), our customer base has expanded at a compound average growth rate (“CAGR”) of 5.5%. In line with our strategic priorities and the characteristics of the markets we target, our retail banking customer base (individuals and SMEs) has expanded at a CAGR of 5.6% over the last three years and our wholesale banking customer base has grown at a CAGR of 4.4% over the last three years. As of December 31, 2013, we had approximately 1,882,000 customers, including approximately 1,154,000 borrowers, approximately 696,000 current accounts holders, approximately 129,000 time deposit holders, approximately 380,000 saving account holders and approximately 1,463,000 credit card holders.

We believe that our robust customer base is both an essential driver of our business and a valuable asset that enables us to cross-sell our products and services.

In order to better serve our customers, we are present in all regions of Chile and strive to be accessible to every Chilean customer through our broad branch network as well as non-physical contact channels. As of December 31, 2013, we had a nationwide branch network of 430 branches, the second largest in Chile among non-governmental banks, according to information published by the SBIF. This network is composed of 244 branches under our “Banco de Chile” brand name, 41 branches under our “Banco Edwards|Citi” brand name and 145 branches under our “Banco CrediChile” brand name. We believe that our broad branch network enables us to develop close relationships with our customers and therefore we are constantly assessing new branch locations throughout Chile.

In addition, to improve our customer service, we are constantly reviewing the appearance and layout of our branches. We aim to turn each of our branches into a business generating unit. As a result, we have revised and redesigned our service models in most of our credit-lending units in order to maximize branch profitability and enable our on-site account executives to focus on serving customers and developing new businesses rather than focusing on administrative tasks, which have been mostly transferred to centralized back-office staff.

We have also enhanced our branch network with non-physical remote channels, such as ATMs and internet-based online platforms. As of December 31, 2013, we had 1,804 ATMs throughout Chile.

Diversified Value Offering of Financial Products and Services

In response to the diverse needs of our customers, we have become a full-service financial group that operates under a multi-brand approach, offering a wide range of traditional banking products and services to our customers that are supplemented by specialized financial services provided by our subsidiaries, including:

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

All of the above is supplemented by tailored service models based on the needs of consumers across all of our markets.

Competitive Funding Structure

We believe that we have a cost-effective and highly competitive funding structure based on our leading market position in current accounts and demand deposits, especially among individuals. According to the SBIF, as of December 31, 2013, we held 30.2% of individuals’ current account balances, which was the market-leading position among Chilean banks. As of that same date and according to information published by the SBIF, the total balance of our non-interest bearing current accounts and demand deposits represented 23.1% of our total funding structure, as compared to the 17.8% reported by the Chilean financial system as a whole, excluding Banco de Chile.

We believe that our funding structure provides us with a cost advantage over our competitors (which use a higher proportion of interest bearing liabilities), as current accounts and demand deposits are the cheapest funding source available in Chile, since they are non-interest bearing liabilities. Also, due to our high international credit rating we have one of the lowest costs of funding from liabilities associated with interest-bearing deposits.

Furthermore, we are constantly striving to diversify our funding in order to maintain a competitive cost of funding and improve our liquidity. In those efforts, during 2013 we completed four long-term debt placements in Switzerland for a total amount of CHF775 million (approximately US$785 million) and established a US$2 billion medium term notes program (the “MTN Program”). Under the MTN Program, we have recently issued medium term notes for HKD 1,399 million (approximately US$168 million) in Hong Kong, and two series of medium terms notes for a total amount of JP¥ 16,900 million (approximately US$167 million) in Japan. In addition, we issued long-term bonds in the local market for a total amount of Ch$505,000 million (approximately US$ 960 million).”

Superior Asset Quality

We are one of the Chilean financial institutions with the highest credit quality and the healthiest loan portfolio in Chile. We believe this asset quality is the result of our well-known prudent risk management approach and accurate credit risk models that are continuously being updated and have enabled us to maintain relatively low levels of total past-due loans and high coverage indicators over the last few years. According to the SBIF, as of December 31, 2013, we had a delinquency ratio (total past-due loans as a percentage of total loans) of 1.1%, which is well below the delinquency ratio of 2.4% reported by the Chilean financial system, excluding Banco de Chile, as of the same date. Additionally, we maintain the highest coverage ratio (the ratio of allowances for loan losses to total past-due loans) in the Chilean financial system, which as of December 31, 2013 was equal to 2.0 times, as compared to 1.0 times for the Chilean financial system as a whole, excluding Banco de Chile, as of the same date.

Our Business Strategy

Purpose

‘We are a company that contributes to the economic development of the country by offering attractive financial solutions to individuals and enterprises.’

Mission

‘We are a leading and globally-connected corporation with a prestigious business tradition. We provide excellent financial services to each type of customer by offering creative, fast and effective solutions for each segment, and ensuring that we add value for our customers, shareholders, employees and community as a whole.’

To accomplish this mission, we believe it is essential to attain industry leadership in all businesses and financial areas in which we operate, namely, profitability, efficiency, business scale, customer base, human resources development and corporate social responsibility.

This mission also requires initiatives to achieve comprehensive excellence in management, with customer satisfaction as our major goal. We use high industry standards in information technology, business models and quality, all of which is summarized by the value creation cycle below:

Vision

‘We aspire to be, in all things we do, the best bank for our customers, the best place to work and the best investment for our shareholders. In order to accomplish this vision, we are committed to the development of our employees and the community as a whole.’

Throughout our history, we have aspired to be the leading bank in the Chilean financial system. This vision involves and commits us to all of the diverse stakeholders related to our business, namely, customers, employees, investors and the community. Our vision is shared and internalized by all areas across the corporation, senior management and the board of directors and constitutes the basis for our strategic objectives.

Among the main stakeholders that we strive to satisfy are:

•	Our Customers

•	Our aim is to gain substantial knowledge of our customers in order to align our value offerings to their needs, requirements and aspirations in order to build long-term relationships.

•

In addition, our brand recognition, corporate reputation and market leadership within the local financial industry represent important competitive advantages that we must capitalize on, preserve and improve by providing all of our customers with innovative and tailored value offerings.

•	Our Employees

•	Our human resources are one of our core competitive advantages, given our team’s commitment, dedication and distinctive identity within the local financial system.

•

We also believe that promoting a better work environment is key for providing exceptional customer service. For this reason, we focus on creating effective communication channels and developing a meritocratic culture by rewarding our employees’ talents and achievements.

•	Our Community

•

We believe that our business actions and financial performance depend on our community involvement. As a result, we strive to continuously reinforce our commitment to the community by carrying out diverse social impact initiatives and providing contributions and solutions in challenging circumstances.

•

We are committed to entrepreneurship, the integration of disabled people, high-quality education, overcoming poverty, the integration of elderly people, transparency and relationship-building strategies with our suppliers, as well as environmental protection.

•	Our Shareholders

•	We maintain our shareholders’ trust by engaging in projects and businesses intended to maximize the company’s long-term value, while being prudent with regards to business-related risks.

•

Also, through commercial strategies that combine enhanced service quality and higher returns, we have been able to add significant value to our shareholders. This approach—which we expect to maintain—distinguishes us within the Chilean financial system.

Strategic Priorities

Our long-term strategy is to maintain profitable growth enhancing our position as a leading financial institution in Chile by providing a broad range of financial products and services to corporations and individuals nationwide. As part of this strategy, we have developed a multi-brand approach to target different market segments. We intend to leverage our strongly positioned brand names “Banco de Chile”, “Banco Edwards|Citi” and “Banco CrediChile” in traditional banking, which are supplemented by specialized financial services (such as securities brokerage services, mutual funds management, securitization services, financial advisory services and insurance brokerage services) provided by our subsidiaries that operate under the “Banchile” brand name.

Since the performance of our business depends on many factors, we cannot assure you that we will be able to implement our strategies successfully or that we will be able to reach our strategic goals. For a discussion of certain risks applicable to our operations, industry and country we operate in, see “Risk Factors”.

Our business model is focused on those lines of business that add significant economic value to our shareholders, have appropriate levels of risk and allow us to strengthen long-term relationships with our customers. We seek sustained growth, particularly in higher-margin segments and business areas that show strong growth potential. Accordingly, in recent years we have reoriented our business focus towards the retail, large companies and treasury segments, in which we aim to achieve the same prominent position that we have obtained in the corporate segment. Thus, we strive to:

•	Lead the Retail Banking Business

In our retail banking segment, our aim is to lead the market by creating differentiated and comprehensive value offerings based on a deep and continuously improving segmentation that permits us to engage in profitable and high-growth potential business opportunities. Thus, we expect to expand our business and customer base by developing tailored service models, enlarging our branch network, enhancing our presence in the small and medium companies market and reinforcing certain lending products that should enable us to consolidate long-term relationships with our upper and middle-income individual customers, especially through payment channels usage (such as credit cards), installment loans and residential mortgage loans. Similarly, we aspire to target lower-income individuals and microenterprises by promoting payroll-deduction lending and attracting customers previously unattached to any bank through a basic array of services, as well as providing commercial credit.

Throughout 2013 we prioritized growth in middle and upper income segments in personal banking as we recognized potential risk for lower income individuals by taking into consideration the slowdown observed in the local economy. For this reason, we have achieved an accurate segmentation in personal banking, which has enabled us to developed tailored offers to middle and higher income individuals. Thus, among less risky individuals we promoted growth in transactional services, especially credit cards, which enabled us to increase loan-related balances by 17.0% on an annual basis. Similarly, installment loans increased by 9.5% for middle and upper income individuals while mortgage loans recorded an overall 12.8% increase among these customers.

Notwithstanding the above, we continued to expand the range of financial services that we provide to lower-income individuals and microenterprises, segments that have not been fully penetrated by banks. In this regard, ‘Caja Chile’ network—which provides lower income customers with a suite of basic financial services through a transactional platform located in local convenience stores—completed 2013 with more than 2,000 convenience stores participating in the network. Similarly, our unit of ‘Microenterprises Banking’ strengthened during 2013 and ended the year with approximately 17,200 customers.

These initiatives are intended to take advantage of the retail banking segment’s growth potential. Even though Chile’s per capita GDP has tripled over the last 20 years, banking penetration in the Chilean economy is still below comparable countries, particularly within the low- and middle-income population segments and with respect to certain banking products such as residential mortgage loans. We believe we can grow further in this segment since, according to the SBIF, as of December 31, 2013, we had a 17.4% market share in residential mortgage loans and a 20.9% market share in consumer loans, both below the market stake held by the market leader. As for residential mortgage loans, due to our effective commercial strategies, we have been able to narrow the gap between us and the market leader from 4.4% as of December 31, 2012 to 3.3% as of December 31, 2013. With respect to consumer loans, however, the gap between us and the market leader increased from 2.2% as of December 31, 2012 to 3.7% as of December 31, 2013. This increase may be understood in the context of a riskier environment that led us to tighten the entire credit process in this product, from assessment to collection, which also led us to limit lending in consumer loans in order to maintain our commitment to a balanced risk-return equation.

Despite our efforts to increase market penetration of Retail Banking, especially in lending products, we believe that the fierce competition in the banking industry compels us to innovate in terms of new products and services to diversify our revenue sources. Accordingly, we have strived to build comprehensive value offerings for our retail segment, prioritizing fee-based income. As a result, our consolidated income from fees and other services has become an important source of revenue for us, reaching Ch$287,272 million (or 21.7% of our total operating revenues) in 2012 and Ch287,093 million (or 19.4% of our total operating revenues) in 2013. We aim to generate increasing amounts of fees and commission revenue by developing innovative products and services and reinforcing cross-selling, within a complex regulatory environment.

•	Lead the Wholesale Banking Business

In our wholesale banking segment (which targets companies with annual sales over Ch$1,600 million), we aim to maintain our leading market position in terms of loans, as well as achieve higher profitability in a market that is characterized by low margins. We intend to accomplish these goals by increasing our cross-selling of non-lending products and services through various initiatives. We are focused on improving our offering of cash management services, enhancing our internet-based services, increasing the penetration of products designed by our treasury and money market operations segment, enhancing our presence in certain lending products such as leasing and factoring and promoting international businesses by taking advantage of the commercial synergies related to both our merger with Citibank Chile (such as the Global Connectivity Agreement with Citigroup) and the specialized financial services offered by our subsidiaries, such as securities brokerage, mutual funds management and financial advisory in order to appropriately meet the needs of certain niches within this business segment.

In addition to our traditional lending activities, we have developed supplemental financial services in order to achieve profitable growth by diversifying our revenue sources. Thus, we have increasingly added and developed fee-based and non-lending products and services such as financial advisory, cash management services and foreign exchange derivative transactions. All of these specialized financial services permit us to cross-sell our large customer base and obtain important gains in profitability for a segment that is well-recognized by low margins. As a result, according to our management information system, we increased our cross-selling indicator of non-lending revenues to lending revenues from a multiple of 1.34 in 2009 to a multiple of 1.78 as of December 31, 2013. We expect to continue enhancing our cross-sell indicators in order to optimize the profitability of the wholesale banking segment. This achievement joined to the higher penetration that we have attained in our Large Companies and Real Estate Division (annual turnover between Ch$1,600 and Ch$70,000 million) that increased from 25.6% in 2012 to 27.5% in 2013. This has been the result of an aggressive plan intended to enhance the closeness with the customer through a dual model of service that includes several on-site visits.

We also promote diverse services such as leasing, factoring and cash management in this segment. As of December 31, 2013, we ranked first in factoring loans within the Chilean banking industry by holding a 21.6% market share and ranked second in leasing contracts in Chile with a 20.2% market share, including operations of subsidiaries abroad. Regarding cash management services, during 2013 we increased volumes related to payment and collection agreements by approximately 28.9% and 29.1%, respectively.

Also, in our effort to offer tailor-made solutions and recognize the needs of different customer segments, during 2013 we defined a new group of customers called “Family Office”. This group includes companies that manage investments and trusts for a single family that we aim to target through a joint model of service that includes the interaction between our Wholesale Banking Segment and our subsidiary Banchile Inversiones.

In our treasury and money market operations segment, we intend to take advantage of our specialized knowledge to increase the penetration of popular products in our current customer base while offering innovative products to potential clients. Also, we continuously seek newer and more convenient funding choices, locally and internationally, in order to support our long-term business strategy by promoting an adequate diversification of our funding structure.

•	Improve Service Quality

We are convinced that in a highly competitive industry such as the Chilean banking system, a customer-centric focus is critical to generating loyalty and creating long-term, profitable relationships. We believe that our high service quality is a competitive strength that differentiates us from competitors and supports our long term strategy by responding to the preferences of our current and potential customers. We strive to continuously improve our relationships with customers by developing commercial strategies aligned with their needs, as well as improving our response time and customer satisfaction indicators.

Consistent with this view, our strategic priorities are focused on achieving high service quality standards within the industry, which has translated into diverse initiatives that seek to improve the satisfaction of our customers directly or indirectly. The most important initiative in this regard is the implementation of a customer-centered service quality model intended to improve the customer experience. We have a dedicated team responsible for assessing and improving the quality of our services. This team of employees from different areas of the Bank has set new policies and lead projects to achieve the highest service quality standards within the Chilean banking industry. Recently our attention has been focused on (i) ensuring the operational performance and availability of contact channels, services and systems, (ii) automating operational procedures with a focus on minimizing errors and manual tasks, (iii) redesigning critical processes that have an impact on customer satisfaction by improving availability, training, homogeneity and response time for each segment or contact channel, (iv) redesigning the requirement and complaint attention process by applying a customer-oriented vision (timing and quality), (v) expediting our credit–approval processes and (vi) developing specialized solutions and enhancing the use of remote access platforms for wholesale banking customers.

We also expect to continue benchmarking our competitors’ service performance and incorporate best practices from other markets, industries and countries.

•	Promote Operating Efficiency

We believe that operating efficiency is a key competitive advantage. Accordingly, our strategy for efficiency intends to achieve the highest productivity and the tightest cost control. We believe that cost control will be increasingly important in our efforts to maintain high profitability ratios in a changing business environment. To accomplish these goals, we have invested in information technology and the development of simpler, more manageable, secure and modern business processes and platforms to attain faster response times and higher productivity. We also continue to enhance our strategic development capabilities, increase our business scale (generating economies of scale), develop economies of scope by incorporating new financially related businesses, reinforce the productivity of our branch network, enhance our remote transactional channels, improve our credit processes, develop a higher level of automation in our internal processes and consolidate our cost control policy and monitoring procedures.

In 2011, 2012 and 2013, we invested a total of approximately Ch$48,300 million (approximately Ch$18,400 million, Ch$16,900 million and Ch$13,000 million in 2011, 2012 and 2013, respectively) in information technology, mainly software and hardware, as we believe this is one of the best ways to improve our service quality and operating efficiency. Similarly, we are developing internal processes intended to reduce and keep our expenses under control.

We continue to focus on improving operating efficiency through diverse projects intended to improve the quality and responsiveness of internal operating processes, such as increased automation of back-office matters and the implementation of new IT platforms for financial planning and commercial tasks. We also seek to improve security in transactional services to reduce operational risks, using anti-fraud security software for electronic transfers and other security measures to avoid attacks on our network of ATMs.

As a result of these initiatives, our efficiency ratio, which is the percentage of our consolidated operating expenses to our consolidated operating revenues, has maintained suitable levels over the last three years. During 2011, 2012 and 2013, our efficiency ratio was 47.9%, 46.3% and 41.9%, respectively. Based on information published by the SBIF, under Chilean GAAP, as of December 31, 2013 we had the lowest efficiency ratio in the local banking industry.

•	Enhance our Social Reputation

We believe that improving our social reputation is crucial to meet our strategic goals in the midst of societal changes in Chile and worldwide, so we aim to create improved mechanisms in order to build positive connections with our communities. Therefore, we have undertaken a wide range of initiatives intended to encourage active participation in different areas of society. This view is shared by the Bank and its employees, who support the development of Chile through diverse methods such as promoting social progress, contributing to environmental protection, decreasing extreme poverty, providing high-quality education to needy people, assisting disabled young people, fostering cultural development and embracing campaigns intended to overcome the effects of specific adverse events such as natural disasters. We aim to develop a comprehensive model to consistently manage and control our social reputation to enhance our connections with our communities and soften any adverse reputational effects from banking activities.

In line with this view, during 2013 we continued to support different social endeavors by collaborating with “Desafío Levantemos Chile”, which is an initiative intended to promote entrepreneurship throughout Chile and especially within lower income segments. Thus, in 2013 we supported the creation of a School of Entrepreneurs in Valdivia (southern Chile), which along with other school in Santiago, have permitted to train more than 500 micro-entrepreneurs. In addition, we have maintained our commitment to disabled people by supporting Teleton Foundation assisting disabled children, as well as disable athletes and artists. Similarly, we continued to support needy people by contributing to improve quality of education across lower income segments through Astoreca Foundation. Finally, we are also committed to environmental protection. As a matter of fact, during 2013 we implemented diverse initiatives and promoted an ecological culture across the corporation in order to lower the impact of our operations on the environment.

•	Alignment of Human Resources and Culture

We believe human resources are a key element of our long-term goals. In order to consolidate profitable growth, achieve high standards of service quality, attain operating efficiency and build an excellent corporate reputation over the long run, we must have a motivated and highly qualified workforce that is committed to our corporate values, including ethical conduct, responsibility, integrity, prudence, justice, loyalty and respect.

Accordingly, we strive to develop a distinctive culture among our employees by promoting: (i) a clear focus on the customer, (ii) confidence and responsibility, (iii) leadership and empowerment, (iv) collaboration and teamwork and (v) innovation and continuous improvement.

We also seek to remain one of the most respected employers in Chile. For this reason, we have recently undertaken diverse projects and initiatives intended to emphasize our commitment to recruiting and retaining excellent employees, including a new platform that manages the internal mobility of our employees. Also, we have improved our competence evaluation methodology to identify remarkable employees and enhance their career development. As for training activities, we have continued to focus on generating leadership capabilities through diverse programs. We believe these initiatives are aligned with our strategy and the professional development that our team aspires to achieve.

During 2013 we rethought our business strategy and its connection with our employees in order to align corporate values and goals with carreer development and personal desires of our collaborators. In this vein, our Human Resources Division developed a project intended to define the identity and purpose of each business and back office division within the Bank. This exercise allowed us to enhance values and the alignment of each team with the corporate mission and objectives. Also, training activities continued to be a main focus for us. During 2013 more than 10,300 employees participated in at least one training course.

In addition, quality of life is a keystone for us, as we understand that employees need to develop their life, not only professionally but also in personal terms. Thus, in 2013 we undertook specific projects related to health and wellness for our staff by improving the Comprehensive Insurance policy that benefits them, maintaining a preventive medical assessment program and enhancing our special program of entertainment activities.

All of these achievements translated into a positive response from our staff in the annual survey of employee satisfaction.

Ownership Structure(1)

The following diagram shows our ownership structure as of April 15, 2014:

(1)	The ownership structure diagram reflects share ownership and not voting rights. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders.”

Principal Business Activities

We are a full-service financial institution that provides, directly and indirectly through our subsidiaries and affiliates, a wide variety of lending and non-lending products and services to all segments of the Chilean financial market. Accordingly, for management purposes we organize our operations in the following four business segments:

The information related to our business segments presented in this section has been prepared in accordance with our internal reporting policies. See “Item 5. Operating and Financial Review and Prospects—Results of Operations for the Years Ended December 31, 2011, 2012 and 2013—Business Segments” and “Item 5. Operating and Financial Review and Prospects—Results of Operations for the Years Ended December 31, 2011, 2012 and 2013—Summary of Differences between Internal Reporting Policies and IFRS” for a description of the most significant differences between our internal reporting policies and IFRS.

The following table sets forth information on the composition of our loan portfolio and our consolidated income before income tax in accordance with our internal reporting policies for the year ended December 31, 2013, allocated among our principal business segments:

	Total Loans			Income before Income Tax(1)
	For the Year Ended December 31, 2013
BANK’S INTERNAL REPORTING POLICIES:	(in millions of Ch$, except percentages)
Retail market	Ch$	10,516,812	50.4%	Ch$	303,235
Wholesale market		10,345,428	49.6		247,406
Treasury and money market operations		—	—		10,096
Operations through subsidiaries		7,271	0.0		32,802
Other (Adjustments and Eliminations)		—	—		—

Total	Ch$	20,869,511	100.0%	Ch$	593,539

(1)	This net income breakdown is used for internal reporting and planning purposes and it is based on, among other things, our estimated funding cost and direct and indirect cost allocations. This breakdown may differ in some extents from breakdowns of our operating income for financial reporting and regulatory purposes. Separate information on the operations, assets and income of our financial services subsidiaries and affiliates is provided below under “—Operations through Subsidiaries.”

The following table sets forth our consolidated operating revenues in accordance with our internal reporting policies, allocated among our principal business segments, for the years indicated:

	For the Year Ended December 31,
	2011		2012		2013
BANK’S INTERNAL REPORTING POLICIES:	(in millions of Ch$)
Retail market	Ch$	760,542	Ch$	842,088	Ch$	923,222
Wholesale market		289,193		338,406		403,063
Treasury and money market operations		31,517		32,735		16,307
Operations through subsidiaries		135,727		122,698		126,576
Other (adjustments and eliminations)		(11,862)		(13,873)		(13,143)

Total Operating Revenues	Ch$	1,205,117	Ch$	1,322,054	Ch$	1,456,025

The following table sets forth a geographic market breakdown of our operating revenues in accordance with our internal reporting policies for the years indicated:

	For the Year Ended December 31,
	2011		2012		2013
BANK’S INTERNAL REPORTING POLICIES:	(in millions of Ch$)
Chile	Ch$	1,216,887	Ch$	1,335,862	Ch$	1,469,110
Banking operations		1,081,252		1,213,229		1,342,592
Operations through subsidiaries		135,635		122,633		126,518
Foreign operations		92		65		58
Operations through subsidiaries		92		65		58
Other (adjustments and eliminations)		(11,862)		(13,873)		(13,143)

Total Operating Revenues	Ch$	1,205,117	Ch$	1,322,054	Ch$	1,456,025

Retail Banking Segment

Our retail banking segment serves the financial needs of individuals and small and medium-sized companies through our branch network. As of December 30, 2013, we had 285 branches that operate under our “Banco de Chile” and “Banco Edwards|Citi” brand names and 145 branches that operate within the “Banco CrediChile” network. As of December 31, 2013, loans granted to our retail banking segment amounted to Ch$10,516,812 million and represented 50.4% of our total loans as of the same date.

In terms of composition, as set forth in the following table, as of December 31, 2013 our retail segment’s loan portfolio was principally focused on residential mortgage loans, which represented 44.9% of the segment’s loan book. The remaining loans were distributed between consumer (29.0%) and commercial loans (26.1%).

	As of December 31, 2013
	(in millions of Ch$, except percentages)
BANK’S INTERNAL REPORTING POLICIES:
Commercial loans	Ch$	2,744,128	26.1%
Residential mortgage loans		4,724,263	44.9
Consumer loans		3,048,421	29.0

Total	Ch$	10,516,812	100.0%

We serve the retail market through two different and specialized divisions: (i) the Commercial Division (Individual and SME Banking) and (ii) the Consumer Finance Division (or Banco CrediChile).

Commercial Division (Individual and SME Banking)

The Commercial Division (Individual and SME Banking) is responsible for offering financial services to individuals with monthly incomes over Ch$500,000 (or Ch$6.0 million per year) and to small and medium-sized companies with annual sales of up to approximately Ch$1,600 million. This division manages the portion of our branch network that operates under the brand names “Banco de Chile” and “Banco Edwards Citi” and had 285 branches as of December 31, 2013.

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

During 2013 we strived to maintain a market-leading position in all of the businesses that we compete in, with a focus on transactional services (credit and debit cards), residential mortgage loans and commercial loans to SMEs. Beyond financial results and market position, we also put significant effort into developing and implementing world-class technological devices intended to improve our service quality standards. In this regard, during 2013 we became the first bank in Chile that issued credit cards with a “security chip”. This device was inserted in order to reduce the rate of fraud in credit cards by securing identity and confidentiality in cash withdrawals and payments.

As of December 31, 2013, the Commercial Division (Individual and SME Banking) served 881,868 individual customers (hereafter “customer” should be understood as the sum of individuals or companies that hold at least a current account, a credit card or a sight account) and 75,237 small and medium-sized Chilean companies. This customer base resulted jointly in total loans granted to 712,550 borrowers, which includes 99,420 residential mortgage loans debtors, 88,742 commercial loan debtors, 369,789 utilized lines of credit, 325,529 installment loans and 1,139,007 credit card accounts. As of the same date, the division held 695,386 current accounts, 146,836 savings accounts and 170,252 time deposits.

As of December 31, 2013, loans granted by our Commercial Division (Individual and SME Banking) accounted for Ch$9,723,637 million represented 46.6% of our total loans and 92.5% of loans granted by our retail market segment. The following table sets forth the composition of the division’s loan portfolio in accordance with our internal reporting policies, as of December 31, 2013:

	As of December 31, 2013
BANK’S INTERNAL REPORTING POLICIES:	(in millions of Ch$, except percentages)
Commercial loans
Commercial credits	Ch$	2,247,044	23.1%
Leasing contracts		286,128	2.9
Other loans		192,333	2.0
Total Commercial Loans		2,725,505	28.0
Residential Mortgage Loans		4,655,994	47.9
Consumer Loans
Installment loans		1,399,983	14.4
Credit cards		702,679	7.2
Lines of credit and other loans		239,476	2.5
Total Consumer Loans		2,342,138	24.1

Total	Ch$	9,723,637	100.0%

We offer a variety of financial services to individuals and small and medium-sized companies, directly through the division or indirectly through our subsidiaries, such as current accounts, automatic bill payment, debit cards, credit cards, revolving credit lines, residential mortgage loans, consumer loans, commercial loans, mortgage loans for general purposes, leasing agreements, factoring services, mutual funds management and stock brokerage, support in foreign trade transactions, payments and collections, insurance brokerage (which includes life and casualty insurance), savings instruments and foreign currency services.

Installment Loans

Our consumer installment loans are generally incurred, up to a customer’s approved credit limit, to afford the goods or services purchases, such as cars, travels and household furnishings. Consumer loans may be denominated in both pesos and UF, bear fixed or variable interest rates and are generally repayable in installments over a period of up to 36 months.

As of December 31, 2013, we had Ch$1,399,983 million in installment loans granted by our Commercial Division (Individual and SME Banking), which accounted for 45.9 % of the retail market business segment’s consumer loans. Most of these installment loans are denominated in Chilean pesos and are payable monthly.

Residential Mortgage Loans

As of December 31, 2013, we had outstanding residential mortgage loans of Ch$4,732,307 million, which represented 22.7% of our total loans. According to information published by the SBIF, as of December 31, 2013, we were Chile’s second largest privately owned bank in terms of mortgage loans, accounting for approximately 21.7 % of mortgage loans granted by Chilean privately owned banks, excluding loans granted by Banco del Estado, a government-owned bank, and operations of banks’ subsidiaries that operate abroad.

Our residential mortgage loans are generally denominated in UF and have maturities that range between five and thirty years. As of December 31, 2013, the average residual maturity of our residential mortgage loan portfolio was 17.2 years. Originally, we funded our residential mortgage loans through the issuance of mortgage finance bonds, which are recourse obligations only to us with payment terms that are matched to the residential loans. Also, the mortgage finance bonds bear real market interest rates plus a fixed spread over the variable rate of the UF, which permits us to reduce our exposure to interest rate fluctuations and inflation. Chilean banking regulations allow us to finance up to 100% of a residential mortgage loan with mortgage finance bonds, based on the purchase price of the property securing the loan or the appraised value of such property. In addition, we generally require that the monthly payments on a residential mortgage loan not exceed 25% of the borrower’s household after-tax monthly income, when the customer belongs to the low-income population segment. However, that limit may be adjusted for the middle and high-income population segments.

Over the last decade, we have also promoted the expansion of Mutuos Hipotecarios, a mortgage-lending product, which is not financed by mortgage finance bonds, but instead through our general funds. Mutuos Hipotecarios allow customers to finance up to 100% of the purchase price or the appraised value of the property, whichever is lower, instead of the 75% that a standard mortgage would allow. As of December 31, 2013, our residential mortgage loan portfolio was principally composed of Mutuos Hipotecarios, as customers have preferred them due to their flexibility and simplicity (for instance the interest rate is known in advance by the customer), as they permit financing of up to 100% of the properties purchase price and are easier to prepay.

The following table sets forth the composition of our residential mortgage loan portfolio by product type:

	As of December 31, 2013
BANK’S INTERNAL REPORTING POLICIES:	(in millions of Ch$, except percentages)
Secured Residential Mortgage Loans(1)
Loans financed with Mortgage Bonds	Ch$	87,354	1.8%
Mutuos Hipotecarios		4,644,953	98.2

Total Secured Residential Mortgage Loans	Ch$	4,732,307	100.0%

(1)	Correspond to the Bank’s total secured residential mortgage loans and not only those associated with the Commercial Division (Individual and SME Banking).

As shown above, as of December 31, 2013 residential mortgage loans related to Mutuos Hipotecarios represented 98.2% of our total residential mortgage loan portfolio, while the remaining 1.8% corresponded to mortgage loans financed with Mortgage Bonds. As of the same date, the Mutuos Hipotecarios portfolio had an average origination period of 3.9 years (the period from the date when the loans were granted to the specified date) and just 1.0% of these loans were granted by CrediChile. Conversely, as of December 31, 2013 loans financed with Mortgage Bonds had an average origination period of 13.1 years (the period from the date when the loans were granted) and 25.2% of these loans were granted by CrediChile. In terms of credit risk, in 2013, loans related to Mutuos Hipotecarios, as well as those financed with Mortgage Bonds, had low gross (before recoveries) credit risk ratios of 0.13% and 0.20%, respectively. The difference between both ratios is explained by the previously mentioned factors and also by the Bank’s stricter requirements to grant Mutuos Hipotecarios that may finance up to 100% of the property’s purchase price. It is important to mention that the residential mortgage loan portfolio financed with Mortgage Bonds is annually decreasing in amount and as a proportion of the total residential mortgage loan portfolio, since currently customers prefer Mutuos Hipotecarios. Accordingly, the portfolio of residential mortgage loans financed with Mortgage Bonds is expected to have increasing gross credit risk ratios over time until its expiration, because the proportion of non-performing loans becomes higher as long as responsible borrowers terminate their liability with the bank.

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

Credit–granting Requirements (in millions of Ch$, except percentages)
New Clients	Requirements (in millions of Ch$, except percentages)
Loan / Property value	≤ 90%	> 90%
Employed
• Years employed	> 1 year	> 1 year

• Monthly Income	> Ch$0.5	> Ch$1.3

Self-Employed
• Years Employed(1)	> 2 years	> 2 years

• Monthly Income	> Ch$0.5	> Ch$1.3

(1)	In case of self-employed clients, years employed refers to the minimum period of time in which the customer has been filing annual tax declarations with the Chilean Internal Revenue Service.

During 2013, 33.4% of the residential mortgage loans granted to our customers financed between 90% and 100% of the property value. Similarly, during 2013, loans financing between 75% and 90% of the property appraised value represented 30.7% of these loans, loans financing between 50% and 75% of the property value represented 18.7% of these loans, and loans financing less than 50% of the property value represented 17.2% of these loans. It is important to mention that during 2013 we tightened our credit-granting policy for residential mortgage loans, principally by restricting loan financing to up to 100% of the property’s value. This explains the decrease in the share of residential mortgage loans that financed between 90% and 100% of the property value from 46.8% in 2012 to 33.4% in 2013.

An additional feature of our mortgage loans is that mortgaged property typically secures all of the mortgagor’s credit with us, including installment loans and due balances associated with credit cards and credit lines. Our total amount of loans secured by real estate guarantees, their loan-to-value (LTV) ratio and their relative share in our total loan portfolio, as of December 31, 2013, are depicted in the table below:

	As of December 31, 2013
	Outstanding Balance		LTV(2)(3)	% of Bank’s Total Loans
BANK’S INTERNAL REPORTING POLICIES:	(in millions of Ch$, except percentages)
Secured Loans(1)
Residential Mortgage Loans	Ch$	4,732,307	70.1%	22.7%
Other than mortgage loans		563,575	27.9	2.7

Total Secured Loans	Ch$	5,295,882	78.4%	25.4%

(1)	Correspond to Bank’s total secured loans and not only those associated with the Commercial Division (Individual and SME Banking).
(2)	Unless otherwise indicated, LTV ratio is computed as the amount of secured loans divided by the value of their associated collateral.
(3)	For other-than-mortgage loans, the LTV ratio is computed as the amount of the excess guarantee (after deductions) of the balance of the associated residential mortgage loans, as those guarantees are initially established in order to secure the residential mortgage loan.

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

In addition, the following table sets forth the composition of the other-than-mortgage loans secured by real estate guarantees:

	As of December 31, 2013
BANK’S INTERNAL REPORTING POLICIES:	(in millions of Ch$, except percentages)
Secured Other-than-Mortgage Loans(1)
Consumer Loans	Ch$	372,677	66.1%
Credit Lines		48,743	8.7
Credit Cards		142,155	25.2

Total Secured Other-than-Mortgage Loans	Ch$	563,575	100.0%

(1)	Correspond to Bank’s total secured Other-than-Mortgage Loans and not only those associated with the Commercial Division (Individual and SME Banking).

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

Credit Cards

As of December 31, 2013, we issued both individual and corporate Visa, MasterCard and Diners credit cards. In addition to traditional credit cards, our portfolio also includes co-branded cards (e.g., “Travel Club,” “Global Pass,” and “Advantage,” among others), and 63 affinity card groups, most of which were associated with our co-branded programs.

Two of our affiliates, Transbank S.A. and Nexus S.A., provide us with merchant acquisition and credit card processing services. As of December 31, 2013, Transbank S.A. had twelve shareholders and Nexus S.A. had seven shareholders, all of which were banks. As of the same date, our equity ownership in Transbank S.A. was 26.2% and our equity ownership in Nexus S.A. was 25.8%

As of December 31, 2013, the Commercial Division had 1,139,007 valid credit card accounts, with 1,304,090 credit cards issued to individuals and small and medium-sized companies. Total charges on our credit cards during 2013 amounted to Ch$2,475,256 million, with Ch$2,031,034 million corresponding to purchases and service payments in Chile and abroad and Ch$444,222 million corresponding to cash advances both within Chile and abroad. These amounts of purchases and withdrawals (which do not include charges associated with credit cards issued by CrediChile) accounted for 25.9% of the total charge volume of banks’ credit cards issued in Chile in 2013, according to statistics provided by Transbank S.A.

As of December 31, 2013, our credit card loans to individuals and small and medium-sized companies amounted to Ch$702,679 million and represented 23.1% of our retail market business segment’s consumer loans.

We believe that the Chilean market for credit cards has a high growth potential, especially among lower- and middle-income customer segments, as the average merchant fees should continue to decline due to increasing competition from other banks that operate in Chile, as well as large department stores and other non-banking competitors that are involved in the issuance of credit cards. As a result, in 2010 we created a new Credit and Debit Card Area, which is responsible for developing commercial strategies to reinforce this payment channel by supporting the activities carried out by our Commercial Division (Individual and SME Banking). Based on this strategy, the mentioned business unit issued roughly 100,864 new credit cards in 2013 and consolidated the strategic alliance settled in 2011 with a mobile phone provider that resulted in the new “Banco de Chile | Entel” credit card.

Commercial Credits

Commercial loans granted by our Commercial Division (Individual and SME Banking) mainly consist of project financing and working capital loans granted to small and medium-sized companies, which are denominated in Chilean pesos, UF and U.S. dollars and may bear fixed or variable rates of interest and generally mature between one and three months. As of December 31, 2013, our Commercial Division (Individual and SME Banking) had outstanding commercial loans of Ch$2,247,044 million, representing 21.4% of the retail market business segment’s total loans and 10.8% of our total loans as of the same date.

Leasing Contracts

Leasing contracts are financial leases for capital equipment and property. Leasing contracts may bear fixed or variable interest rates and they generally have terms that range from one to five years for equipment and from five to twenty years for properties. Most of these contracts are denominated in UF. As of December 31, 2013, our Commercial Division (Individual and SME Banking) had outstanding leasing contracts of Ch$286,128 million, representing 2.7% of the retail market business segment’s total loans and 1.4% of our total loans as of the same date.

Non-Residential Mortgage Loans

Non-residential mortgage loans granted to individuals and small- and medium-sized companies are loans intended to finance the acquisition of offices, land, facilities and other real estate assets. Non-residential mortgage loans are denominated in UF and generally have maturities between eight and twelve years. As of December 31, 2013, our Commercial Division (Individual and SME Banking) had non-residential mortgage loans of approximately Ch$43,827 million, representing 0.4% of the retail market business segment’s total loans and 0.2% of our total loans as of the same date.

Debit Cards

We offer different types of debit cards to our customers. Depending on their specifications, these cards can be used for banking transactions at ATMs that operate on the local network, such as Redbanc, the Visa International PLUS network, the local network of merchants participating in the local Redcompra debit program or the international network of merchants associated with the Electron program. We have given different names to these debit cards depending on the card’s specific functions and the link between the brand and target market which they serve. During 2013, we offered the following cards: Chilecard Electron, Chilecard Plus, Chilecard Normal, Banjoven, Multiedwards and Citicard. As of December 31, 2013, according to monthly statistics provided by Transbank S.A., the division had a 16.5% market share of debit card purchase transactions (not including debit cards issued by Banco CrediChile, as those are reported under our Consumer Finance Division), which corresponds to approximately 66.7 million transactions throughout the year.

Lines of Credit

The Commercial Division had approximately 596,857 approved lines of credit to individual customers and small and medium-sized companies as of December 31, 2013, and outstanding advances to 369,789 individual customers and small and medium-sized companies that totaled Ch$239,489 million, or 2.3% of the retail market business segment’s total loans and 1.1% of our total loans.

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

Consumer Finance Division (Banco CrediChile)

The Consumer Finance Division provides loans and other financial services to low and middle-income segments (individuals whose monthly incomes range from Ch$170,000 to Ch$ 500,000), which historically have only been partially served by financial institutions. Also, our Consumer Finance Division serves micro-businesses. Banco CrediChile represents an alternative delivery channel for our products and services to these segments, maintaining a separate brand supported by a network of 145 Banco CrediChile branches as of December 31, 2013. Banco CrediChile was established in 2004 from what was formerly our consumer banking division. During 2008, Banco CrediChile was merged with the consumer division of Citibank Chile (Corporación Financiera Atlas S.A.) as a consequence of our merger with Citibank Chile.

Banco CrediChile offers its customers a variety of banking products, such as consumer loans, credit cards, residential mortgage loans and a special demand deposit account (see “—CrediChile Sight Accounts”) targeted at low-income customers. As of December 31, 2013, Banco CrediChile had 900,882 customers and total loans outstanding that amounted to Ch$793,175 million, representing 3.8% of our total loans outstanding as of the same date.

The following table sets forth the composition of Banco CrediChile’s loan portfolio in accordance with our internal reporting policies, as of December 31, 2013:

	As of December 31, 2013
BANK’S INTERNAL REPORTING POLICIES:	(in millions of Ch$, except percentages)
Consumer loans
Installment loans	Ch$	626,786	79.0%
Credit cards		79,137	10.0
Lines of credit		360	0.0

Total consumer loans		706,283	89.0
Residential mortgage loans		68,269	8.6
Commercial loans		18,623	2.4

Total	Ch$	793,175	100.0%

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

In order to improve its value offering, during 2012 CrediChile launched two new services, namely, ‘Caja Chile’ and ‘Microenterprises Banking’. The former consists of a limited range of basic financial services (e.g. deposits, withdrawals and bill payments) offered to customers and non-customers through remote IT platforms located in small convenience stores within socially and/or geographically isolated areas of Chile. On the other hand, the ‘Microenterprises Banking’ is a specialized portfolio of financial services designed for Microenterprises (generally personal businesses) that includes financial advisory, lending and non-lending products and general financial solutions for a segment that has been traditionally uncovered by the banking services. During 2013, Banco CrediChile continued to enhance these service models as we believe they are a suitable means to penetrate those segments by offering tailor-made solutions. As of December 31, 2013 Banco CrediChile had implemented the ‘Caja Chile’ solution in more than 2,000 convenience stores, within 255 communities throughout Chile. As of the same date, approximately 17,200 microenterprises customers were part of the division’s customer base. In addition, during 2013 Banco CrediChile started an internal process intended to design and define new segments within the Consumer Finance business, in order to better serve the needs of diverse segments and offer a more complete array of services.

The SBIF requires higher allowances for loan losses for those banks with low credit classifications. This is the case for Banco CrediChile, which employs a specific credit scoring system, developed by our corporate risk division, as well as other criteria to evaluate and monitor credit risk. Thus, in order to ensure the quality of its loan portfolio, Banco CrediChile adheres to our general loan origination procedures, particularly with regard to the use of our credit scoring system and credit management policies, including the use of credit bureaus and the services of the SBIF. In addition, Banco CrediChile carries out rigorous procedures for collection of past-due loans through Socofin S.A., our specialized collection subsidiary. We believe that we have suitable procedures and infrastructure in place to manage the risk exposure of Banco CrediChile. These procedures allow us to take advantage of the attractive growth and earnings potential of this market segment while helping to manage exposure to higher risk. See “Item 3. Key Information—Risk Factors—Risks Relating to our Operations and the Chilean Banking Industry—The growth of our loan portfolio may expose us to increased loan losses” and “Item 3. Key Information—Risk Factors—Risks Relating to our Operations and the Chilean Banking Industry— Our loan portfolio may not continue to grow at the same or similar rate.”

Consumer Lending

Banco CrediChile provides short to medium-term consumer loans and credit card services. As of December 31, 2013, Banco CrediChile had approximately 340,625 consumer loan debtors related to credits with outstanding balances of Ch$626,786 million. As of the same date, Banco CrediChile customers had 323,494 valid credit card accounts, with total outstanding balances of Ch$79,137 million.

CrediChile Sight Accounts

Banco CrediChile offers its customers CrediChile Sight Accounts, a basic deposit product that is flexible and easy to use. This product allows us to tap into a section of the consumer market that previously was not participating in the banking system. The CrediChile Sight Account is a non-interest bearing demand deposit account without checking privileges targeted at customers who want a secure and comfortable means of managing and accessing their money. Customers may use an ATM card linked to their Sight Account (which may include a revolving line of credit) to make deposits or automatic payments to other Banco CrediChile accounts through a network of 6,397 ATMs available through the Redbanc network as of December 31, 2013.

As of December 31, 2013, Banco CrediChile had approximately 844,587 sight accounts. Holders of these sight accounts pay an annual fee, a fee related to the number of withdrawals on the sight account line of credit and interest on any outstanding balance under the line of credit. All fees and interest due on a CrediChile Sight Account are withdrawn automatically on a monthly basis from funds available in the account. CrediChile Sight Account allows us to offer our wholesale customers the ability to pay their employees by direct deposit of funds into the individual employee’s account at Banco CrediChile. We believe this product can lead to stronger long-term relationships with our wholesale customers and their employees.

Wholesale Banking Segment

Our wholesale market business segment serves the needs of corporate customers. In 2013, this business segment recorded annual operating revenues of approximately Ch$ 403,063 million, which represented 27.7% of our total operating revenues, and annual income before income tax of Ch$247,406 million, which represented 41.7% of our consolidated income before income tax. As of December 31, 2013, loans granted by this business segment amounted to Ch$ 10,345,428 million and represented 49.6% of our total loan portfolio.

The following table sets forth the composition of our portfolio of loans to the wholesale market in accordance with our internal reporting policies, as of December 31, 2013:

	As of December 31, 2013
BANK’S INTERNAL REPORTING POLICIES:	(in millions of Ch$, except percentages)
Commercial credits	Ch$	7,615,956	73.6%
Foreign trade loans		1,116,157	10.8
Leasing loans		923,585	8.9
Factoring loans		471,562	4.6
Other loans		218,168	2.1

Total	Ch$	10,345,428	100.0%

As of December 31, 2013, we had 10,064 debtors out of a total of 23,798 wholesale customers. Our wholesale customers are engaged in a wide range of economic sectors. As of December 31, 2013, this business segment’s loans were mainly related to:

•	financial services (approximately 26.7% of all loans granted by this business segment);

•	commerce and trade (approximately 17.7% of all loans granted by this business segment);

•	manufacturing (approximately 13.1% of all loans granted by this business segment);

•	communication and transportation (approximately 12.5% of all loans granted by this business segment);

•	construction (approximately 12.1% of all loans granted by this business segment);

•	agriculture, forestry and fishing (approximately 3.8% of all loans granted by this business segment);

•	community, social and personal services (approximately 3.8% of all loans granted by this business segment); and

•	mining (approximately 0.9% of all loans granted by this business segment).

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

As of December 31, 2013, we had 810 corporations as debtors out of a total of 5,281 customers in our Corporate Division with total outstanding loans of Ch$3,942,250 million, which represented 18.9% of our total loan book as of the same date.

The following table sets forth the composition of our Corporate Division’s loan portfolio in accordance with our internal reporting policies, as of December 31, 2013:

	As of December 31, 2013
BANK’S INTERNAL REPORTING POLICIES:	(in millions of Ch$, except percentages)
Commercial credits	Ch$	3,233,929	82.0%
Foreign trade loans		365,095	9.3
Factoring loans		137,816	3.5
Leasing loans		63,262	1.6
Other loans		142,148	3.6

Total	Ch$	3,942,250	100.0%

We offer a wide range of products to large corporations that include short- and long-term financing, working capital loans, mortgage loans, leasing, long-term syndicated loans and factoring, as well as investment banking services offered by our subsidiary Banchile Asesoría Financiera S.A. We also offer payment services (payrolls, suppliers, pensions, dividends, etc.), collection services and connections to international funds transfer networks, as well as traditional deposit products, in particular current accounts.

As of December 31, 2013, we were party to approximately 1,188 payment service contracts and approximately 207 collection service agreements with corporations. We believe that cash management and payment service contracts provide us with a source of low-cost deposits and the opportunity to cross-sell our products and fees to payees, many of whom maintain accounts with us. Under our collection contracts, we act as a collection agent for our corporate customers, providing centralized collection services for their accounts receivable and other similar payments. For the year ended December 31, 2013, volumes associated with payment and collection agreements increased by approximately 28.9% and 29.1%, respectively.

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

In recent years, the market for loans to corporations in Chile has been characterized by reduced margins that have been associated with increasing competition. This fierce competition has involved not only local banking players but also, increasingly, overseas lenders who are eager to lend to Chilean businesses. Consequently, we have focused on optimizing the profitability in this segment through enhancing our cross-sell fee generating services, such as payroll processing, dividend payments and billing services, as well as computer banking services. This strategy has enabled us to maintain profitable relationships with our corporate customers while preserving the ability to extend credit when appropriate business opportunities arise.

During 2013, the division continued to enrich its value propositions for satisfying customers’ needs. Thus, the Corporate Division, in association with our Financial Advisory subsidiary, focused on assisting some of its customers in international debt issuances. Similarly, the division has strived to build tailored solutions for its customers, including bridge financing, sindicated and cross-border loans. These initiatives allowed the division to increase the segment penetration by approximately 40 basis points in 2013 as compared to 2012. Finally, it is also worth noting that this division was in charge of managing the Global Depositary Notes program subscribed by the Bank. Banco de Chile became the first local bank in implementing this kind of service for overseas investors. In all of these matters, the synergies that arise from the Global Connectivity Agreement with Citigroup have been crucial when assisting our corporate customers with off-shore transactions.

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

As of December 31, 2013, we had 9,254 large companies and real estate debtors out of a total of 18,517 customers in this Division. Loans granted by the Large Companies and Real Estate Division amounted to Ch$6,403,178 million as of the same date, which represented 30.7% of our total loans.

The following table sets forth the composition of the Large Companies and Real Estate Division’s loan portfolio in accordance with our internal reporting policies, as of December 31, 2013:

	As of December 31, 2013
BANK’S INTERNAL REPORTING POLICIES:	(in millions of Ch$, except percentages)
Commercial credits	Ch$	4,382,027	68.4%
Leasing loans		860,323	13.5
Foreign trade loans		751,062	11.7
Factoring loans		333,746	5.2
Other loans		76,020	1.2

Total	Ch$	6,403,178	100.0%

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

In 2013 the division continued strengthening its presence in commercial credits, with a 34.6% annual increase in loan balances. This significant loan growth includes part of a loan portfolio acquisition from a local competitor in a total amount of approximately Ch$500,000 million. Nevertheless, adjusted by this purchase, the division would have also recorded a double-digit growth rate in commercial loans. In addition, the division was focused on promoting alternative funding sources for its customers. As a result, loans associated with leasing contracts recorded a 9.0% annual rise in outstanding balances.

Our leasing segment is part of the Large Companies and Real Estate Division. Similarly, our factoring business is mainly associated with loan activity related to the Large Companies and Real Estate Division. Finally, in our aim to continuously improve our knowledge of customers’ needs, during 2013 the division improved the level of segmentation for its customer base by recognizing a new segment called “family offices.” This segment involves companies that manage investments and trusts for a single family with total assets above a specific amount of money. Through this initiative, we aim to provide these customers with specific and tailor-made solutions without affecting the relationship between the bank and the companies owned by these families, which are already served by other bank’s divisions.

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

The Treasury and Money Market Operations business segment is also responsible for (i) the issuance of short- and long-term senior bonds, as well as long-term subordinated bonds, in Chile or abroad, (ii) monitoring compliance with regulatory deposit limits, technical reserves and maturity and rate matches/mismatches, (iii) monitoring our adherence to the security margins defined by regulatory limits, and risk limits for interest rate, currency and investment gaps. This segment continually monitors the Bank’s cost of funding by benchmarking with the rest of the local financial system and financing alternatives in Chile or abroad.

Regarding funding functions carried out by our Treasury, during 2013, we continued to develop a funding diversification strategy by conducting important transactions. These transactions have been intended to not only take advantage of attractive interest rate opportunities but also to improve our liquidity standards by issuing debt of longer maturities, as well as diversify our liability structure in terms of markets. Accordingly, during 2013 we carried out important international bond issuances in markets like Japan (U.S.$167 million) and Hong Kong (U.S.$168 million) under a MTN program. Similarly, we undertook four bond placements in Switzerland (U.S.$785 million). Also, we issued new short-term bonds under the U.S.$1,000 million Commercial Paper program that we maintain in the U.S. As of December 31, 2013 we had a year-end balance of commercial paper that amounted to approximately U.S.$400 million. Lastly, worth noting is that as required by our Board of Directors, an international bond issuance is carried out if and only if its cost (including costs of interest rate swaps) is below the cost of raising funds locally and the currency or interest rate exposure is fully hedged via cross-currency swaps.

The funding functions carried out by our Treasury division are complemented by our international area, namely International Financial Institutions (“IFI”), which manages relations with correspondent banks worldwide, facilitating international payments and obtaining foreign currency financing for us. As of December 31, 2013, we have established a network of approximately 600 foreign banks, among which we maintained credit relationships with approximately 180 correspondent banks, from which we maintained 37 account relationships. IFI played an important role in structuring international transactions aimed at diversifying our funding.

Regarding the management of our securities portfolio, as of December 31, 2013 it amounted to Ch$ 2,008,804 million and was composed of available-for-sale securities that totaled Ch$1,681,883 million and securities held for trading that amounted to Ch$326,921 million. As for the type of instruments included in our securities portfolio, as of December 31, 2013, 54.8% consisted of securities issued by local financial institutions, 32.4% consisted of securities issued by the Central Bank and the Chilean Government, 9.0% consisted of securities issued by non-financial Chilean corporate issuers and other securities and 3.8% consisted of securities from foreign issuers. Our investment strategy is designed to supplement our expected profitability, risks and economic variable projections while adhering to the regulatory guidelines and internal limits defined by our finance committee. In this regard, neither proprietary trading nor speculation on equity holdings are goals for us and, therefore, equity instruments only represented 0.4% of our investment portfolio as of December 31, 2013.

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

On June 19, 2013, Banco de Chile acquired all of the shares of Banchile Factoring S.A. owned by Banchile Asesoría Financiera. As a result of this transaction, Banco de Chile fully acquired the assets and liabilities of Banchile Factoring S.A. and on June 30, 2013 this subsidiary was dissolved. See “Item 5. Operating and Financial Review and Prospects—Results of Operations for the Years Ended December 31, 2011, 2012 and 2013—Business Segments”.

The following table sets forth information with respect to our financial services subsidiaries in accordance with our internal reporting policies as of December 31, 2013:

BANK’S INTERNAL REPORTING POLICIES:	Assets		Equity		Net Income
	(in millions of Ch$)
Banchile Trade Services Limited (Hong Kong)	Ch$	864	Ch$	848	Ch$	36
Banchile Administradora General de Fondos S.A .		59,749		53,030		11,641
Banchile Asesoría Financiera S.A.		4,558		3,754		2,012
Banchile Corredores de Seguros Ltda		10,558		8,673		3,907
Banchile Corredores de Bolsa S.A		547,929		83,355		9,327
Banchile Securitizadora S.A.		410		311		(111)
Socofin S.A		8,382		955		253
Promarket S.A		2,016		914		79

Total	Ch$	634,466	Ch$	151,840	Ch$	27,144

The following table sets forth information with respect to our ownership interest in our financial services subsidiaries as of December 31, 2013:

	Ownership Interest
	Direct (%)	Indirect (%)	Total (%)
Banchile Trade Services Limited (Hong Kong)	100.00	—	100.00
Banchile Administradora General de Fondos S.A .	99.98	0.02	100.00
Banchile Asesoría Financiera S.A.	99.96	—	99.96
Banchile Corredores de Seguros Ltda.	99.83	0.17	100.00
Banchile Corredores de Bolsa S.A .	99.70	0.30	100.00
Banchile Securitizadora S.A .	99.00	1.00	100.00
Socofin S.A.	99.00	1.00	100.00
Promarket S.A.	99.00	1.00	100.00

Each of these subsidiaries is incorporated in Chile, except for Banchile Trade Services Limited, which is incorporated in Hong Kong.

Securities Brokerage Services

We provide securities brokerage services through Banchile Corredores de Bolsa S.A. Banchile Corredores de Bolsa S.A. is registered as a securities broker with the Superintendencia de Valores y Seguros de Chile (the “Chilean Superintendency of Securities and Insurance”), the regulator of Chilean publicly listed companies, and is a member of the Santiago Stock Exchange and the Chilean Electronic Stock Exchange. Since it was founded in 1989, Banchile Corredores de Bolsa S.A. has provided stock brokerage services, fixed-income investments and foreign exchange products to individuals and companies through our branch network. During the year ended December 31, 2013, Banchile Corredores de Bolsa S.A. recorded an aggregate stock trading turnover on the Santiago Stock Exchange, the Chilean Electronic Stock Exchange and the Valparaíso Stock Exchange that amounted to approximately Ch$5,189,264 million. As of December 31, 2013, Banchile Corredores de Bolsa S.A. had equity of Ch$83,355 million and, for the year ended December 31, 2013, recorded net income of Ch$9,327 million, which represented 1.7% of our consolidated net income for that period.

In early 2009, Citibank Agencia de Valores S.A. merged with and into Banchile Corredores de Bolsa S.A.

Mutual and Investment Fund Management

Since 1980, we have provided mutual fund management services through Banchile Administradora General de Fondos S.A. (formerly Banchile Administradora de Fondos Mutuos S.A.). As of December 31, 2013, according to data prepared by the Chilean Superintendency of Securities and Insurance, Banchile Administradora General de Fondos S.A. was the largest mutual fund manager in Chile, managing approximately 21.3% of all Chilean mutual funds assets. As of December 31, 2013, Banchile Administradora General de Fondos S.A. operated 86 mutual funds and had Ch$4,515,954 million in assets under management owned by approximately 379,193 corporate and individual investors. Also, as of December 31, 2013, Banchile Administradora General de Fondos S.A. operated eight public investment funds (Chile Small Cap, Banchile Inmobiliario IV, Banchile Inmobiliario V, Banchile Inmobiliario VI, Latam Small Mid-Cap, Plusvalia Eficiente, Rentas Inmobiliarias I, and Chile Blend) and two private investment funds (J. Verne II and Minero), managing a total amount of Ch$188,738 million in net assets on behalf, of 228 participants.

The following table sets forth information regarding the various mutual funds managed by Banchile Administradora General de Fondos S.A. as of December 31, 2013:

Name of Fund	Type of Fund	Net Asset Value As of December 31, 2013
		(in millions of Ch$)
2nd Best Chile EE.UU.	Fixed income (medium/long term)	Ch$	2,072
Ahorro	Fixed income (medium/long term)		160,964
Alianza	Fixed income (medium/long term)		159,117
Andes Acciones	Equity		726
Asia Fund	Debt/Equity		5,146
Asiatico Accionario	Equity		15,895
Balance I	Debt/Equity		14,486
Banchile-Acciones	Equity		36,906
Bonos Soberanos	Fixed income (medium/long term)		13,603
Booster Balanced	Fixed income (medium/long term)		1,013
Booster China Stocks	Fixed income (medium/long term)		3,570
Booster Europa	Fixed income (medium/long term)		4,861
Booster Real Estate	Fixed income (medium/long term)		4,359
Bric Accionario	Equity		378
Capital Efectivo	Fixed income (short term)		117,654
Capital Empresarial	Fixed income (short term)		57,685
Capital Financiero	Fixed income (short term)		247,516
Capitalisa-Acc.	Equity		2,940
Cash	Fixed income (short term)		445,552
Chile Bursatil Garantizado	Fixed income (medium/long term)		4,660
Chile 18 Q	Equity		9,337
Chile Accionario	Equity		18,672
Corporate Dollar	Fixed income (short term)		406,211
Corporativo	Fixed income (short term)		214,224
Crecimiento	Fixed income (short/medium term)		138,685
Depósito Plus G	Fixed income (medium/long term)		12,956
Depósito XXI	Fixed income (medium/long term)		216,164
Deuda Dolar	Fixed income (medium/long term)		7,266
Deuda Estatal	Fixed income (medium/long term)		30,910
Deuda Nacional	Fixed income (medium/long term)		6,978
Deuda Pesos 1-5 Años	Fixed income (medium/long term)		49,152
Disponible	Fixed income (shor term)		40,005
Dollar Investment G.	Fixed income (medium/long term)		10,821
Emerging Fund	Debt/Equity		14,671
Emerging Market	Debt/Equity		12,617
Estrategia Agresiva	Debt/Equity		1,287
Estrategia Conservadora	Debt/Equity		17,314
Estrategico	Fixed income (medium/long term)		257,055
Euro Money Market	Fixed income (short term)		12,091
Europa Accionario Garantizado	Fixed income (medium/long term)		2,268
Europa Desarrollada	Debt/Equity		16,238
Europe Equity Tax Advantage	Debt/Equity		5,463
Flexible	Fixed income (short term)		46,444
Fondo Mutuo Deposito Plus IV Garantizado	Fixed income (medium/long term)		13,547
Global Dollar	Debt/Equity		4,572
Global Mid Cap	Debt/Equity		18,456
Global Stock Garantizado	Fixed income (medium/long term)		3,075
Horizonte	Fixed income (medium/long term)		107,894
Inversion Brasil	Debt/Equity		3,638
Inversion China	Debt/Equity		5,611
Inversion Dollar 30	Debt/Equity		1,381
Inversion USA	Debt/Equity		23,895
Inversionista I	Equity		12,196
Latam Mid Cap	Equity		2,390
Latin America Fund	Debt/Equity		17,197
Latina Accionario	Debt/Equity		5,941
Liquidez 2000	Fixed income (short term)		388,351
Liquidez Full	Fixed income (short term)		336,673
Mid Cap	Equity		20,965
Mix Moderado	Debt/Equity		765
Oportunidades Sectoriales	Debt/Equity		5,432
Patrimonial	Fixed income (short term)		165,451

Name of Fund	Type of Fund	Net Asset Value As of December 31, 2013
		(in millions of Ch$)
Performance	Fixed income (short/medium term)		9,977
Depósito Plus II Garantizado	Fixed income (medium/long term)		9,061
Depósito Plus III Garantizado	Fixed income (medium/long term)		11,157
Quant Global	Debt/Equity		84
Renta Futura	Fixed income (medium/long term)		216,859
Retorno Accionario	Equity		89
Retorno Dolar	Fixed income (medium/long term)		19,221
Retorno L.P. UF	Fixed income (medium/long term)		24,982
Sb Europa China	Fixed income (medium/long term)		1,713
Small Cap USA Garantizado	Fixed income (medium/long term)		5,393
Twin Win Europa 103 Garantizado	Fixed income (medium/long term)		3,772
Twin Win Europe Equity	Fixed income (medium/long term)		6,376
Twin Win USA Pesos	Fixed income (medium/long term)		10,310
U.S Dollar Fund	Debt/Equity		9,136
U.S Mid Cap	Debt/Equity		41,272
USA Equity Tax Advantage	Equity		7,864
Utilidades	Fixed income (short/medium term)		110,319
Viejo Continente ACC	Debt/Equity		6,499
Vision Dinamica A	Debt/Equity		10,894
Vision Dinamica ACC	Debt/Equity		4,114
Vision Dinamica B	Debt/Equity		4,506
Vision Dinamica C	Debt/Equity		8,113
Vision Dinamica D	Debt/Equity		2,845
Vision Dinamica E	Debt/Equity		8,036

Total		Ch$	4,515,954

As of December 31, 2013, Banchile Administradora General de Fondos S.A. recorded equity of Ch$53,030 million and, for the year ended December 31, 2013, net income of Ch$11,641 million, which represented 2.1% of our 2013 consolidated net income.

Financial Advisory Services

We provide financial advisory and other investment banking services to our customers through Banchile Asesoría Financiera S.A. The services offered by Banchile Asesoría Financiera S.A. are primarily targeted to our corporate customers and include advisory services concerning mergers and acquisitions, restructuring, project finance and strategic alliances. As of December 31, 2013, Banchile Asesoría Financiera S.A. had equity of Ch$3,754 million and, for the year ended December 31, 2013, net income of Ch$2,012 million, which represented 0.4% of our 2013 consolidated net income.

Insurance Brokerage

We provide insurance brokerage services to our customers through Banchile Corredores de Seguros Limitada. In 2000, we began to offer life insurance policies associated with consumer loans and non-credit related insurance to our individual customers and the general public. As of December 31, 2013, Banchile Corredores de Seguros Limitada had equity of Ch$8,673 million and, for the year ended December 31, 2013 net income of Ch$3,907 million, which represented 0.7% of our 2013 consolidated net income. According to the Chilean Insurance Companies Association, as of December 31, 2012 (the latest year for which information is available), Banchile Corredores de Seguros Limitada had a 4.5% market share in the total amount of life and casualty insurance policies (in Chilean pesos) sold by insurance brokerage companies in Chile, excluding life annuities.

Securitization Services

We offer investment products to meet the needs of institutional investors, such as private pension funds and insurance companies, through Banchile Securitizadora S.A. This subsidiary securitizes financial assets, and issues debt instruments with credit ratings that can be traded in the Chilean marketplace, backed by a bundle of revenue-producing assets of the client company. As of December 31, 2013, Banchile Securitizadora S.A. had equity of Ch$311 million and, for the year ended December 31, 2013, it reported a net loss of Ch$111 million. Also as of December 31, 2013, Banchile Securitizadora S.A. had a 20.0% market share in the total volume of assets securitized in Chile. This market share refers to the percentage of existing stock of securitized assets as of the mentioned date.

Credits pre-evaluation services

Promarket S.A. provides credit pre-evaluation services to the Bank and its subsidiaries, including researching potential customers. As of December 31, 2013, Promarket S.A. had equity of Ch$914 million and, for the year ended December 31, 2013, net income of Ch$79 million.

Collection Services

Socofin S.A. provides judicial and extra-judicial loan collection services to the Bank. As of December 31, 2013, Socofin S.A. had equity of Ch$955 million and, for the year ended December 31, 2013, net income of Ch$253 million.

Trade Services

In November 2004, we began offering direct trade services to our customers through Banchile Trade Services Limited, which acts as our trade finance entity in markets such as China, Hong Kong, Taiwan and South Korea. As of December 31, 2013, Banchile Trade Services Limited had equity of Ch$848 million and, for the year ended December 31, 2013, net income of Ch$36 million.

Distribution Channels and Electronic Banking

Our distribution network provides integrated financial services and products to our customers through a wide range of channels. The network includes ATMs, branches, on-line banking and phone-banking devices. As of December 31, 2013, we had 1,804 ATMs (that form part of Redbanc’s 6,397 ATMs system) which allowed our customers to conduct self-service banking transactions during banking and non-banking hours.

As of December 31, 2013, we had a network of 430 retail branches throughout Chile. Our branch system serves as a distribution network for all of the products and services offered to our customers. Our full-service branches accept deposits, cash withdrawals, offer the full range of our retail banking products, such as consumer loans, credit cards, mortgage loans and current accounts, and provide information to current and potential customers.

We offer electronic banking services to our customers 24 hours a day through our internet website, www.bancochile.cl, which has tailored homepages for the different markets we serve. Our corporate homepage offers a broad range of services, including the payment of bills, electronic fund transfers, non-charge orders, as well as a wide variety of account inquiries. These services include our office banking service, Banconexion Web, which enables our corporate customers to perform all of their banking transactions from their offices. Our homepage also offers products with exclusive benefits provided by our customer loyalty marketing programs, which enhance our relationships with customers. We also have a homepage designed for our investor customers, through which they can trade stocks, take deposits and open savings accounts. Our foreign trade customers can rely on our international business homepage, www.bancochile.com, which enables them to inquire about the status of their foreign trade transactions and perform transactions, such as opening letters of credit, recording import collection and hedging on instructions and letters of credit. On an average monthly basis, during 2013 approximately 607,000 individual and corporate customers performed nearly 30.2 million transactions per month on our website, of which approximately 6.0 million were monetary transactions.

In addition, we provide our customers with access to a 24-hour phone-banking call center through which they can access account information, transfer funds and make certain payments. This service, through which we receive approximately 442,100 calls per month on average, has enabled us to develop customer loyalty campaigns, sell financial products and services, answer specialized inquiries about our remote services and receive and resolve complaints by customers and non-customers.

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

In 2007, as shareholders of AFT, we made extraordinary contributions for a total amount of U.S.$4.1 million with the purpose of financing AFT’s expenses, which were capitalized as of December 31, 2007. Between January and April 2008, we made additional funds available to AFT in the amount of U.S.$358,000 to pay AFT’s expenses arising from the Transantiago Plan. We have made no additional funds available after April 2008 and we estimate that, as shareholders, it will not be necessary to make extraordinary contributions for financing AFT’s operations.

On December 2012, AFT and the Chilean Ministry of Transports and Telecommunications entered into a new agreement that limits the services to be provided by AFT to the financial management of the Transantiago System’s resources. This new agreement significantly reduces the AFT’s incomes and operational expenses, while materially reducing the AFT’s risk.

Competition

Overview

The Chilean market for banking and other financial services is highly and increasingly competitive and consists of a number of different market sectors. The most important sector is commercial banking that—as of December 31, 2013—consisted of 23 banks, 22 of them privately-owned and one government-owned bank, namely, Banco del Estado. As of December 31, 2013, the four largest Chilean banks accounted for 65.1% of all outstanding loans granted by Chilean financial institutions (excluding subsidiaries abroad): Banco Santander—Chile (19.2%), Banco de Chile (19.1%), Banco del Estado (13.6%) and Banco de Crédito e Inversiones (13.2%).

We face significant and increasing competition in all market segments in which we operate. As a commercial bank that offers a wide range of services to all types of businesses and individual customers, we face a variety of competitors, ranging from other large, privately-owned commercial banks to more specialized entities, such as “niche” banks. We also increasingly face competition, from non-banking companies like large department stores, private compensation funds, and saving and credit cooperatives with respect to some of our credit products, such as credit cards and consumer loans. Furthermore, in recent years and given the outstanding credit rating held by the country, as well as the liquidity observed in overseas markets, middle market companies and corporations have increasingly taken advantage of these facts by issuing long-term debt and replacing loans rendered by local banks. In addition, we face competition from other types of competitors, such as leasing, factoring and automobile financing companies (especially in credit products), as well as mutual funds, pension funds and insurance companies, within the market for savings products and mortgage loans. Nevertheless, banks continue to be the main suppliers of leasing, factoring and mutual funds, and the insurance sales business is experiencing fast growth, but we cannot assure you that this trend will continue in the future

Within the local banking industry, our primary competitors are the principal commercial banks in Chile, namely, Banco Santander—Chile, Banco de Crédito e Inversiones, Banco Bilbao Vizcaya Argentaria Chile (BBVA), and Corpbanca. Nevertheless, we also face competition from Banco del Estado, a government-owned bank, which has a larger customer base than we do. Banco del Estado, which operates under the same regulatory regime as Chilean privately-owned banks, was the third largest bank in Chile as of December 31, 2013, with outstanding total loans of Ch$14,786,254 million, representing a 13.6% market share (excluding operations of subsidiaries abroad), according to data published by the SBIF.

In the retail market, we compete with other privately-owned Chilean banks, as well as with Banco del Estado, which has a large customer base of individuals. Among privately-owned banks, we believe our strongest competitors in this market are Banco Santander—Chile and Banco de Crédito e Inversiones, as these banks have developed diversified business strategies focused on both small and medium-sized companies and lower to middle income segments of the Chilean population. In addition, we believe our strongest competitors in the high-income individual segment are Banco Santander—Chile and Banco Itaú Chile, as these banks rely on specialized business units that provide wealth management and traditional banking services, as we do. We also compete with companies that offer non-banking specialized financial services in the high-income individuals segment such as Larrain Vial and BTG Pactual, whose core businesses are stock brokerage, financial advisory and wealth management services.

In the wholesale market, we believe our strongest competitors are also Banco Santander—Chile, Banco de Crédito e Inversiones, Corpbanca and Banco Bilbao Vizcaya Argentaria Chile (BBVA). Similarly, we believe these banks are our most significant competitors in the small and medium-sized companies’ business segment.

Historically, commercial banks in Chile have competed in the retail market against each other, and finance companies and department stores, with the latter two having traditionally been focused on consumer loans to low and middle-income segments. However, finance companies gradually disappeared between the 1990s and 2000s, as most of them merged into the largest commercial banks that dominate the Chilean banking industry today. Also, by the end of 1990s, the Chilean financial industry witnessed the rise of non-traditional banking competitors: large department stores. During the 2000s, these players gained increasing significance in the consumer-lending sector, as they were permitted to issue financial products such as credit cards. Currently, there are three consumer-oriented banks affiliated with Chile’s largest department stores: Banco Falabella, Banco Ripley and Banco Paris. Although these banks had a combined market share (excluding operations of subsidiaries abroad) of only 1.9% as of December 31, 2013, according to the SBIF, the presence of these banks is likely to make consumer banking more competitive over the next few years, especially within the lower income segment.

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

Regarding mergers and acquisitions events in the local banking industry, most of these transactions have involved international players seeking to participate in the local market. Thus, in mid-1996, Banco Santander of Spain took control of Banco Osorno and merged it into its Chilean operations, changing its name to Banco Santander-Chile. In January 1997, Banco O’ Higgins and Banco de Santiago merged, forming Banco Santiago and in 1999 Banco Santander of Spain acquired Banco Santiago. During 2001, Banco de Chile merged with Banco de A. Edwards, which was effective on January 1, 2002. In August 2002, Banco Santiago and Banco Santander–Chile, then the second and fourth largest banks in Chile, respectively, merged and became Chile’s largest bank under the Banco Santander-Chile brand name. In 2003, Banco del Desarrollo merged with Banco Sudamericano, and in 2004, Dresdner Banque Nationale de Paris merged with Banco Security. In 2005, Banco de Crédito e Inversiones merged with Banco Conosur. In 2007, Banco Itaú acquired Bank Boston unit in Chile, while Rabobank acquired HNS Bank and Scotiabank acquired Banco del Desarrollo. In the first quarter of 2008, we merged with Citibank Chile, and afterwards the Superintendency of Banks authorized the opening of a branch of the Norwegian bank DnB NOR and the acquisition of ABN Amro Bank by The Royal Bank of Scotland. In early 2009, the merger agreement between Scotiabank Sudamericano and Banco del Desarrollo was completed, through which the former became Scotiabank Chile and the latter ceased to exist. In addition, during 2009, Banco Monex was acquired by Consorcio Group, which absorbed the operations of the former and its subsidiaries, becoming Banco Consorcio.

In addition, consolidation and overseas expansion has emerged as a means of inorganic growth for local banks. Actually, during 2012 Corpbanca, fourth-ranked among Chilean privately-owned banks in terms of total loans as of December 31, 2011, acquired a former Santander Group’s subsidiary in Colombia and consolidated its balance sheet and results of operations beginning May 31, 2012. In addition, by the end of 2012, Corpbanca made a bid for acquiring Helm Bank in Colombia. Based on the publicly available information, the bid process was completed and fully authorized in July 2013 and Corpbanca started to consolidate the balance sheet of this new subsidiary beginning August 31, 2013. As of December 31, 2013 loans associated with Corpbanca’s operations in Colombia amounted to Ch$5,177,052 million and represented 4.5% of the industry’ total loans.

Similarly, by the end of May 2013, Banco de Crédito e Inversiones (BCI)—the third largest privately-owned bank in Chile in terms of total loans as of December 31, 2013 with a 13.2% market share (excluding operations of subsidiaries abroad)—announced the acquisition of the City National Bank, headquartered in Florida, U.S. According to public information published by the SBIF as of February 28, 2014 (the latest available date), based, BCI had not consolidated the operations of City National Bank.

Lastly, by the end of 2013 Corpbanca’s controlling shareholders announced its intention to sell part of its stake to a local or international player. On January 29, 2014, Corpgroup (controlling shareholder) accepted the bid of Brazil’s Itau Unibanco, through which Itau merges its own Chilean and Colombian subsidiaries with Corpbanca. The merged bank, on a pro forma basis, would have had a 12.2% market share as of December 31, 2013, excluding operations of subsidiaries abroad.

We expect these trends of increasing competition and consolidation to continue, particularly in connection with the formation of new large financial groups and the creation of new niche banks. Although we believe that we are currently large enough to compete effectively in all of our target markets, any further consolidation in the Chilean financial services industry may adversely affect our competitive position. We are working on developing and enhancing our competitive strengths to ensure our sustainability.

Below there is a set of tables and figures for the years ended December 31, 2011, 2012 and 2013 that shows our position within the Chilean financial industry. The market information is set forth under Chilean GAAP as published by the SBIF and—unless otherwise indicated—excludes data related to operations of subsidiaries abroad.

The following table sets forth certain statistical information on the Chilean financial system as of December 31, 2013, according to information published by the SBIF under Chilean GAAP:

	As of December 31, 2013
	(in millions of Ch$, except percentages)
	Assets			Loans(1)(2)			Deposits(2)			Equity(3)
CHILEAN GAAP:	Amount		Share	Amount		Share	Amount		Share	Amount		Share
Private sector banks	Ch$	133,190,340	83.9%	Ch$	94,233,350	86.4%	Ch$	73,752,200	80.1%	Ch$	11,819,382	91.6%
Banco del Estado		25,560,282	16.1		14,786,254	13.6		18,369,535	19.9		1,082,294	8.4

Total banking system	Ch$	158,750,622	100.0%	Ch$	109,019,604	100.0%	Ch$	92,121,735	100.0%	Ch$	12,901,676	100.0%

Source: SBIF

(1)	Loans to customers, net of interbank loans.
(2)	Excludes operations of subsidiaries abroad.
(3)	For purposes of this table, equity includes capital and reserves, net income for the period and provisions for minimum dividends.

Loans

We had total loans of Ch$20,869,511 million as of December 31, 2013, according to information published by the SBIF under Chilean GAAP. The following table sets forth our market share and the market share of our principal privately-owned competitors in terms of total loans, as of the dates indicated, according to information published by the SBIF under Chilean GAAP:

	Total Loans(1)(2)
CHILEAN GAAP:	As of December 31,
	2011	2012	2013
Banco Santander—Chile	19.7%	19.1%	19.2%
Banco de Chile	19.8	19.0	19.1
Banco de Crédito e Inversiones	12.9	13.2	13.2
Banco Corpbanca	7.7	8.4	7.3
BBVA Bilbao Vizcaya	7.0	7.1	6.9

Accumulated market share	67.1%	66.8%	65.7%

Source: SBIF

(1)	Provisions for loan losses not deducted.
(2)	Excludes operations of subsidiaries abroad.

Credit Quality

The following table sets forth the ratio of allowances to total loans of the largest private banks in Chile and that of the Chilean financial system as a whole (including such banks) as of December 31, 2011, 2012 and 2013, according to information published by the SBIF under Chilean GAAP:

	Allowances to Total Loans(1)
CHILEAN GAAP:	As of December 31,
	2011	2012	2013
Banco Santander—Chile	3.02%	2.91%	2.91%
Banco de Crédito e Inversiones	2.44	2.29	2.32
Banco de Chile	2.21	2.28	2.30
BBVA Bilbao Vizcaya	2.02	1.80	1.72
Banco Corpbanca	1.54	1.27	1.55

Financial system	2.36%	2.27%	2.36%

Source: SBIF

(1)	Excludes operations of subsidiaries abroad.

The following table sets forth the ratio of total past-due loans to total loans for the largest private banks in Chile as of December 31, 2011, 2012 and 2013 on an individual basis, according to information published by the SBIF under Chilean GAAP:

	Total Past-Due Loans to Total Loans(1)
CHILEAN GAAP:	As of December 31,
	2011	2012	2013
Banco de Chile	1.03%	0.97%	1.13%
Banco Corpbanca	1.62	1.30	1.21
BBVA Bilbao Vizcaya	1.92	1.22	1.50
Banco de Crédito e Inversiones	2.34	2.07	2.39
Banco Santander—Chile	2.95	3.17	2.93

Financial system	2.62%	2.22%	2.15%

Source: Chilean SBIF

(1)	The Superintendency of Banks only releases past-due information on an individual basis for Chilean banks.

Deposits

We had total deposits (including demand deposits and time deposits) of Ch$16,387,057 million as of December 31, 2013, according to information published by the SBIF under Chilean GAAP. The following table sets forth the market shares in terms of total deposits for private banks as of December 31, 2011, 2012 and 2013 on a consolidated basis, according to information published by the SBIF under Chilean GAAP:

	Total Deposits(1)
CHILEAN GAAP:	As of December 31,
	2011	2012	2013
Banco de Chile	18.5%	17.8%	17.8%
Banco Santander—Chile	17.4	16.6	16.6
Banco de Crédito e Inversiones	13.0	12.8	12.6
BBVA Bilbao Vizcaya	6.5	6.3	6.4
Banco Corpbanca	7.2	8.2	6.3

Total market share	62.6%	61.7%	59.7%

Source: SBIF

(1)	Excludes operations of subsidiaries abroad.

Capital and Reserves

The following table sets forth the level of capital and reserves for the largest private banks in Chile as of December 31, 2011, 2012 and 2013 according to information published by the SBIF under Chilean GAAP:

	Capital and Reserves
CHILEAN GAAP:	As of December 31,
	2011		2012		2013
Banco de Chile	Ch$	1,569,871	Ch$	1,841,968	Ch$	2,095,296
Banco Santander—Chile		1,730,464		1,898,348		2,044,834
Banco Corpbanca		643,218		936,275		1,639,493
Banco de Crédito e Inversiones		1,039,161		1,230,078		1,371,894
BBVA Bilbao Vizcaya	Ch$	490,608	Ch$	592,336	Ch$	631,434

Source: SBIF

Return on Capital and Reserves

The following table sets forth our return on capital and reserves and the returns on capital and reserves of our principal privately owned competitors and the Chilean banking industry as a whole, in each case as of December 31, 2011, 2012 and 2013, according to information published by the SBIF under Chilean GAAP:

	Return on Capital and Reserves(1)(2)
CHILEAN GAAP:	Year Ended December 31,
	2011	2012	2013
Banco de Chile	27.3%	25.3%	24.5%
Banco de Crédito e Inversiones	25.1	22.1	21.9
Banco Santander—Chile	25.1	20.4	21.6
BBVA Bilbao Vizcaya	15.2	11.0	8.0
Banco Corpbanca	19.1	12.8	9.5

Financial System average	19.3%	15.6%	15.9%

Source: SBIF

(1)	Corresponds to net income attributable to equity holders divided by the year end balance of Capital and Reserves.
(2)	Includes operations of subsidiaries abroad.

Efficiency

The following table sets forth the efficiency ratios of the largest private Chilean banks as of December 31, 2011, 2012 and 2013, according to information published by the SBIF under Chilean GAAP:

	Efficiency Ratio(1)(2)
CHILEAN GAAP:	As of December 31,
	2011	2012	2013
Banco de Chile	50.2%	47.2%	42.8%
Banco Santander—Chile	41.4	42.8	43.0
Banco de Crédito e Inversiones	47.2	49.6	48.2
Banco Corpbanca	44.6	56.7	52.9
BBVA Bilbao Vizcaya	55.7	59.5	58.4

Financial System average	50.0%	51.2%	49.9%

Source: SBIF

(1)	Calculated by dividing operating expense by operating revenue.
(2)	Includes operations of subsidiaries abroad.

REGULATION AND SUPERVISION

General

In Chile, only banks may maintain current accounts for their customers conduct foreign trade operations and, together with non-banking financial institutions, accept time deposits. The principal authorities that regulate financial institutions in Chile are the SBIF and the Central Bank. Chilean banks are primarily subject to the General Banking Law and secondarily, to the extent not inconsistent with that law, the provisions of the Chilean Corporations Law governing public corporations, except for certain provisions that are expressly excluded.

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

Following the Chilean banking crisis of 1982 and 1983, the SBIF assumed control of banks representing approximately 51% of the total loans in the banking system. As part of the assistance that the Chilean Government provided to Chilean banks, the Central Bank permitted banks to sell to it a certain portion of their non-performing loan portfolios at book value. Each bank then repurchased such loans at their economic value (which, in most cases, was substantially lower than the book value at which the Central Bank had acquired them), with the difference to be repaid to the Central Bank out of future income. Pursuant to Law No. 18,818, which was passed in 1989, this difference was converted into subordinated debt.

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

The Superintendency of Banks

Banks are supervised and controlled by the SBIF, a Chilean governmental agency. The SBIF authorizes the creation of new banks and has broad powers to interpret and enforce legal and regulatory requirements applicable to banks and financial institutions. Furthermore, in cases of noncompliance with its legal and regulatory requirements, the SBIF has the ability to impose sanctions. In extreme cases, it can appoint, with the prior approval of the board of directors of the Central Bank, a provisional administrator to manage a bank. It also has the mandate to approve any amendment to a bank’s bylaws or any increase in its capital.

In addition, our subsidiaries Banchile Corredores de Bolsa S.A., Banchile Administradora General de Fondos S.A., Banchile Securitizadora S.A. and Banchile Corredores de Seguros Ltda. are supervised by the SVS.

The SBIF examines all banks from time to time, usually at least once a year. Banks are required to submit unconsolidated unaudited financial statements to the SBIF on a monthly basis and to publish their unaudited financial statements at least four times a year in a newspaper of national circulation. A bank’s financial statements as of December 31 of each year must be audited and submitted to the SBIF together with the opinion of its independent auditors. In addition, banks are required to provide extensive information regarding their operations at various periodic intervals to the SBIF.

Any person wishing to acquire, directly or indirectly, 10% or more of the share capital of a bank must obtain prior approval from the SBIF. Without such approval, the holder will not have the right to vote such shares. The SBIF may only refuse to grant its approval based on specific grounds set forth in the General Banking Law.

According to Article 35 bis of the General Banking Law, the prior authorization of the SBIF is required for each of the following:

•	the merger of two or more banks;

•	the acquisition of all or a substantial portion of a bank’s assets and liabilities by another bank;

•	the control by the same person, or controlling group, of two or more banks; or

•	a substantial increase in the share ownership of a bank by a controlling shareholder of that bank.

Such prior authorization is required only when the acquiring bank or the resulting group of banks would own a market share in loans determined by the SBIF to be more than 15% of the Chilean banking system loans. The intended purchase, merger or expansion may be denied by the SBIF, or, if the acquiring bank or resulting group would own a market share in loans determined to be more than 20% of the Chilean banking system loans, the purchase, merger, or expansion may be conditioned on one or more of the following:

•	that the bank or banks maintain Regulatory Capital above 8% and up to 14% of their risk-weighted assets;

•	that the technical reserve established in article 65 of the General Banking Law be applicable when deposits exceed 1.5 times the resulting bank’s paid-in capital and reserves; or

•	that the amount of interbanking loans be reduced to 20% of the resulting bank’s Regulatory Capital.

If the acquiring bank or resulting group would own a market share in loans determined by the SBIF to be more than 15% but less than 20%, the authorization will be conditioned on the bank or banks maintaining Regulatory Capital not below 10% of their risk-weighted assets for a period set by the SBIF, which may not be less than one year. The calculation of risk-weighted assets is based on a five-category risk classification system applied to a bank’s assets that is based on the Basel Committee recommendations.

Pursuant to the regulations of the SBIF, the following ownership disclosures are required:

•	banks must disclose to the SBIF the identity of any person owning, directly or indirectly, 5% or more of its shares;

•	holders of ADSs must disclose to the depositary the identity of beneficial owners of ADSs registered under such holders’ names;

•

the depositary must disclose to the bank the identity of beneficial owners of ADSs which the depositary has registered, and the bank, in turn, must disclose to the SBIF the identity of the beneficial owners of the ADSs representing 5% or more of such bank’s shares; and

•	bank shareholders who individually hold 10% or more of a bank’s capital stock and who are controlling shareholders must periodically inform the SBIF of their financial condition.

Limitations on Types of Activities

Chilean banks can only conduct those activities allowed by the General Banking Law, including loan placements, factoring and leasing activities, accepting deposits and, subject to certain limitations, making investments and performing financial services. Investments are restricted to real estate for the bank’s own use, gold, foreign exchange and debt securities. Through subsidiaries, banks may also engage in other specific financial service activities such as securities brokerage services, mutual fund management, investment fund management, foreign capital fund management, financial advisory, securitization and factoring activities. Subject to specific limitations and the prior approval of the SBIF and the Central Bank, Chilean banks may own majority or non-controlling interests in foreign banks.

In March 2002, the Central Bank authorized banks to pay interest on current accounts and the SBIF published guidelines permitting banks to offer and charge fees for the use of a current account product that pays interest. Under these guidelines, these accounts may be subject to a minimum balance and different interest rates depending on average balances held in the account. The Central Bank has imposed additional caps on the interest rate that can be charged by banks with a solvency score of less than A.

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

In addition, the Chilean Government guarantees up to 90% of the principal amount of time deposits held by individuals in the Chilean banking system. This guarantee covers obligations with a maximum value of UF108 per person (Ch$2,517,432 or U.S.$4,788,54 as of December 31, 2013).

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

Chilean regulations also require that (i) gaps between assets and liabilities maturing within less than 30 days do not exceed a bank’s Basic Capital and (ii) gaps between assets and liabilities maturing within less than 90 days do not exceed twice a bank’s Basic Capital. Behavioral assumptions of assets and liabilities maturities are accepted if approved by the SBIF.

As of December 31, 2013 Banco de Chile fully complied these reserve requirements.

Minimum Capital

Under the General Banking Law, a bank must have a minimum paid in capital and reserves of UF 800,000 (Ch$18,648 million or U.S.$35.5 million as of December 31, 2013). However, a bank may begin its operations with 50% of such amount, provided that it has a Regulatory Capital ratio (defined as Regulatory Capital as a percentage of risk weighted assets) of not less than 12%. When such a bank’s paid in capital reaches UF600,000 (Ch$13,986 million or U.S.$26.6 million as of December 31, 2013), the Regulatory Capital ratio requirement is reduced to 10%.

As of December 31, 2013 Banco de Chile fully complied minimum capital requirements.

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

As of December 31, 2013 Banco de Chile fully complied all of capital adequacy requirements.

Market Risk Regulations

In September 2005, the SBIF introduced new regulations for measuring market risks (e.g., price and liquidity risks). This entity introduced standardized methodologies based on Basel Market Risk Measurement models for measuring and reporting price risks. These methodologies allow local banks to determine interest rate, foreign exchange (“FX”) and options risks (for FX and interest rate transactions) taken in both their trading and accrual books. Additionally, this entity provided funding liquidity risk measurements standards which included the alternative to model the maturity tenor of some balance sheet items following behavioral assumptions.

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

The regulation provides that 8% of the sum of the risk-weighted assets and 12.5 times the price risk of the trading book may not be higher than Regulatory Capital. In light of our merger with the operations of Citibank Chile in 2008, the SBIF has raised the applicable percentage for us from 8% to 10%. As of December 31, 2013, the price risk of our trading book totaled Ch$40,864 million.

The following table shows our regulatory risk availability, computed as the difference between the risk and our Regulatory Capital, as of December 31, 2013:

As of December 31, 2013
(in millions of Ch$, except percentage)
(a) 10% risk-weighted assets	2,298,110
(b) Trading price risk	52,574
(c = a + b) Total risk	2,350,684
(d) Regulatory Capital	2,999,061
(e = d – c) Risk Availability	648,377
(f = c/d) Risk used as a Percentage of Regulatory Capital	78.4%

Interest rate risk generated by the accrual book is measured against a self-imposed limit equal to the lesser of 12-month rolling net revenues and our Basic Capital.

The guidelines for measuring liquidity risk are mainly focused on constructing an expected cash flow analysis for the following 30 and 90 days, broken down by currency. Net outflows may not exceed the amount of our Basic Capital for the following 30 days or two times that amount for the following 90 days. Subject to approval of the SBIF, the cash flow analysis may include behavioral run-off assumptions for some specific liability balance sheets items (demand deposits, time deposits, etc.) and behavioral roll-over assumptions for some asset items of the consolidated statement of financial position data (loans, etc.).

In June 2006, the SBIF introduced new regulations relating to (i) the valuation process of debt instruments and (ii) the measurement and reporting of credit risk generated by derivative transactions.

Prior to June 2006, the SBIF allowed banks to classify debt instruments for accounting and business purposes as either “Trading” or “Held-to-Maturity” only. Starting in June 2006, a new alternative classification was added (“Available-for-Sale”). No changes to the classification system have occurred since June 2006.

Credit risk for derivative transactions, for regulatory purposes, must be measured and reported as:

Derivatives Credit risk = Current Mark-to-Market (if positive) + Credit Risk Factor (%) * Notional Amount

The Current Mark-to-Market (“CMTM”) of the transaction, if positive, reflects the amount of money owed by the counterparty today, e.g. corresponding to the amount the counterparty would pay us if the transaction were unwound today. As we are interested in measuring the maximum amount of money that the customer would owe us within the life of the transaction, the maximum potential future value of the transaction is added to the

CMTM. This potential value is measured as the Credit Risk Factor multiplied by the Notional Amount. Hence, the Credit Risk Factor reflects the potential value that the transaction may take in favor of the bank (under some confidence level) within its remaining tenor. The regulator determines the Credit Risk Factor by considering market factors (three categories: interest rates, FX rates or equity prices) involved in the respective transactions and the remaining tenor. In addition, banks usually develop their own Credit Risk Factors models to assess credit risk not only under regulatory guidelines. Netting and credit mitigation schemes, such as recouponing, early termination, margins, etc. have been allowed by regulators so that banks can better manage their credit risk.

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

As of December 31, 2013 Banco de Chile fully complied the lending limits established by the General Banking Law.

Classification of Banks

The SBIF regularly examines and evaluates each bank’s solvency and credit management process, including its compliance with loan classification guidelines. On the basis of this evaluation, it classifies banks into various categories.

Solvency and Management

In accordance with amended regulations of the SBIF effective as of January 1, 2004, banks are classified into categories “I” through “V” based upon their solvency and management ratings. This classification is confidential.

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

Capital Markets

Under the General Banking Law, banks in Chile may purchase, sell, place, underwrite and act as paying agents with respect to certain debt securities. Likewise, banks in Chile may place and underwrite certain equity securities. Bank subsidiaries may also engage in debt placement and dealing, equity issuance advice and securities brokerage, as well as mutual fund and investment fund administration, factoring, investment advisory services and merger and acquisition services. The SBIF generally regulates these subsidiaries. However, the Chilean Superintendency of Securities and Insurance regulates some of these subsidiaries. The Chilean Superintendency of Securities and Insurance is the regulator of the Chilean securities market and publicly-held corporations.

Legal Provisions Regarding Banking Institutions with Economic Difficulties

The General Banking Law provides that if specified adverse circumstances exist at any bank, its board of directors must correct the situation within 30 days from the date of receipt of the relevant financial statements. If the board of directors is unable to do so, it must call an extraordinary shareholders’ meeting to increase the capital of the bank by the amount necessary to return the bank to financial stability. If the shareholders reject the capital increase, or if it is not effected within the 30-day period and in the manner agreed to at the meeting, or if the SBIF does not approve the board of directors’ proposal, the bank will be barred from increasing its loan portfolio beyond that stated in the financial statements presented to the board of directors and from making any further investments in any instrument other than instruments issued by the Central Bank. In such a case, or in the event that a bank is unable to make timely payment in respect of its obligations, or if a bank is under provisional administration of the SBIF, the General Banking Law provides that the bank may receive a two-year term loan from another bank. The terms and conditions of such a loan must be approved by the board of directors of both banks, as well as by the SBIF, but need not be submitted to the borrowing bank’s shareholders for their approval. A creditor bank may not grant such interbank loans to an insolvent bank in an amount exceeding 25% of the creditor bank’s Regulatory Capital. The board of directors of a bank that is unable to make timely payment of its obligations must present a reorganization plan to its creditors in order to capitalize the credits, extend their respective terms, forgive debts or take other measures for the payment of the debts. If the board of directors of a bank submits a reorganization plan to its creditors and such arrangement is approved, all subordinated debt issued by the bank, whether or not matured, will be converted by operation of law into common stock in the amount required for the ratio of Regulatory Capital to risk-weighted assets to be no lower than 12%. If a bank fails to pay an obligation, it must notify the SBIF, which shall determine if the bank is solvent.

Dissolution and Liquidation of Banks

The SBIF may establish that a bank should be liquidated for the benefit of its depositors or other creditors when the bank does not have the necessary solvency to continue its operations. In which case, the SBIF must revoke the bank’s authorization to exist and order its mandatory liquidation, subject to the agreement of the Central Bank. The SBIF must also revoke the bank’s authorization if the reorganization plan of the bank has been rejected twice. The resolution by the SBIF must state the reason for ordering the liquidation and must name a liquidator, unless the SBIF assumes this responsibility. When a liquidation is declared, all current accounts, other demand deposits received in the ordinary course of business, other deposits unconditionally payable immediately or that have a maturity of no more than 30 days, and any other deposits and receipts payable within 10 days of its maturity date, are required to be paid by using the bank’s existing funds, its deposits with the Central Bank, or its investments in instruments that represent its reserves. If these funds are insufficient to pay these obligations, the liquidator may seize the bank’s remaining assets, as needed. If necessary, and in specified circumstances, the Central Bank will lend the bank the funds necessary to pay these obligations. Any such loans are preferential to any claims of other creditors of the liquidated bank.

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

Procedures for the Management of Information of Interest to the Market

In order to ensure compliance with the provisions of the Chilean Securities Market Law and regulations, issued by the Chilean Superintendency of Securities and Insurance and the SBIF, our board of directors approved, on January 29, 2010, the Manual for the Management of Information of Interest to the Market (the “Manual”).

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

Prevention of Money Laundering and the Financing of Terrorism

On December, 18, 2003 Law 19.913 created the Financial Analysis Unit and enacted new rules regarding money laundering. On March 6, 2006, the SBIF issued regulations governing the requirements applicable to banks with respect to prevention of money laundering and terrorism financing. The regulations, as amended, are aimed at incorporating international anti-money laundering (“AML”) and terrorism financing laws to the Chilean banking industry. Pursuant to these regulations, the SBIF requires that banks implement an Anti-Money Laundering and Terrorism Financing system based mainly on the “know your customer” concept. Moreover, these policies and procedures must be approved by the board of directors of each bank and must take into account the volume and complexity of its operations and other related parties.

Based on these requirements, a Customer Identification Program (as part of the Anti-Money Laundering and Terrorism Financing system) is needed to enable a bank to reestablish the reasonable belief that it knows the true identity of its customers. In general, the program includes:

•	properly identifying customers, including their background, source and amount of funds, country of origin and other risk factors;

•	identifying what the SBIF has defined as “persons politically exposed” (“PEPs”) both within Chile and abroad; and

•	establishing procedures to open accounts and products, with different documentation requirements needed for different types of accounts and products.

The Anti-Money Laundering and Terrorism Financing system required by local regulations must also include the following components:

•	AML policies and procedures aimed at preventing a bank from being used as an intermediary to carry out money laundering operations;

•	appointment of a compliance officer on a senior management level who is responsible for coordinating and monitoring day-to-day AML compliance;

•	establishment of an AML Committee for the purposes of planning and coordinating compliance with AML policies and procedures;

•	use of software tools to detect, monitor and report unusual operations related to transactions made by customers on different products;

•	implementation of personnel selection policies and a training program, in order to prevent money laundering;

•	establishment of a Code of Conduct in order to, among other things, guide employee behavior and prevent possible conflicts of interest; and

•	independent testing by the compliance department, which must be conducted by a bank’s internal audit department.

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

This amendment became effective on March 5, 2012; however, with regards to banking product agreements entered into before such date, the amendment does not affect the substantive rights acquired by the parties in those agreements. This amendment created a new legal framework “Sernac Financiero”, whose purpose is to monitor and oversee the relationship between customers and financial institutions, with a particular focus on lending activities and contracts.

In July 2012, the government enacted the regulations that implement Law 20,555, which address mortgage loans, consumer loans, credit cards, the “Sernac Seal” (Sello Sernac), and other financial products and services. The new regulations govern, among other matters, the form and content of communications that financial institutions must periodically provide to their customers. Likewise, the new regulations implement the so-called “Summary Sheet” (Hoja Resumen), which must precede the contracts that consumers enter into with financial institutions. The Summary Sheet is intended to provide a clear and understandable summary of the terms and conditions that govern financial products and services.

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

On April 30, 2013, the SBIF revoked several regulations that governed in general terms the collection of fees and expenses, the possibility of collecting them in certain cases, changing the fees to be charged to customers, and their exclusion from the calculation of the effective interest rate. The SBIF said that this revocation occurred because, based on the amendments incorporated by law No 20,555, it lacks authority to continue regulating these matters.

On December 19, 2013, the Ministry of Economy published a regulation for the manner and conditions under which consumers validly express their consent to financial contracts. Additionally, this regulation established the effects of a customer’s rejection or non-acceptance of an amendment proposed by the bank or other supplier. However, this regulation was revoked on March 26, 2014.

New Insurance Brokerage Regulations

On December 17, 2011, effective as of July 1, 2012, a new law regulating insurance commissions related to mortgage loans was enacted. This law imposed restrictions and obligations on lenders such as a mandatory bid process for insurance related to mortgage loans and a general prohibition on commissions benefiting the lender. Although this law became effective on July 1, 2012, it did not have any impact on our business activity in 2012 due to the characteristics of the insurance contracts associated with residential mortgage loans, which consist of collective insurance policies that are renewed every January 1st. The implementation of this law did not have a material impact on our operations in 2013, and we do not expect material effects from its application onwards.

In addition, on December 1, 2013, a new regulation affecting all insurance brokerage businesses in Chile became effective. This regulation is a result of Law No. 20,667 that was enacted on May 9, 2013 and Circular No. 2114 issued by the SVS on July 26, 2013. The new regulation establishes that, in the case of early termination of an insurance policy paid for in advance (for example, because of the early repayment of the related loan), all unearned premiums must be refunded to the customer by the company that issued the policy. This refund obligation includes both the unearned premiums and commissions relating to the remaining policy period, such as brokerage fees (e.g., the fees of our subsidiary Banchile Corredores de Seguros Limitada) and any other commissions. The premiums and commissions subject to refund will be calculated in proportion to the unelapsed period. This refund obligation applies with respect to insurance policies issued after this new regulation became effective. Prior to this new regulation, unearned premiums were refunded only if the early termination took place within the later of forty-five days after the issuance of the insurance policy, or one-tenth of the total term of the insurance policy (from the date of issuance). We do not expect these new refund obligations to have a material effect on our results of operations.

New Maximum Legal Interest Rates

On December 13, 2013, a new law—Law 20,715—regulating maximum interest rates became effective upon publication in the Chilean Official Gazette. This legislation affects all Chilean businesses that charge interests (including all banks, department stores and any other commerce or financial provider) on loans up to UF 200 (approximately U.S.$ 8,900), including installment loans, credit cards and credit lines related loans, as well as overdue loans. This regulation establishes among other things, a new methodology for calculating the maximum legal interest rate for loans—not indexed to inflation—longer than a 90-day term, which results in a reduction of the maximum legal interest rate applicable to such debtors. We do not expect this law will have a material effect on our results of operations.

Bankruptcy Law

On January 9, 2014, a new Bankruptcy Law was published in the Chilean Official Gazette and will become effective nine months following such publication (October 10, 2014). This new law aims to promote agreements and avoid liquidations. Among the main changes introduced by this law is Article 57, which is intended to protect debtors and provides that, during a 30-day term beginning on the date of the appointment of observers:

(i)	the creditors of a debtor may not request its liquidation;

(ii)	no proceeding seeking the issuance of a warrant of attachment, execution or similar process may be initiated against a debtor;

(iii)	no proceeding seeking the restitution of leased assets may be initiated against a debtor;

(iv)	all proceedings referred to in (ii) and (iii) directly above will be suspended, as well as the term of the statute of limitations;

(v)	all the agreements entered into by a debtor will remain valid and effective and its payments terms and conditions will remain in force. Consequently, these agreements may not be early terminated without the consent of the debtor nor be enforced, even if the commencement of a reorganization proceeding under the Bankruptcy Law constitutes an event of default under such agreement. Thus, any guarantees granted to secure the obligations of the debtor may not be enforced; and

(vi)	if a debtor forms part of a public registry as a contractor or service provider, and it is in compliance with its obligations with the relevant principal, it cannot be excluded from such public registry and may not be prohibited from participating in any relevant bidding process.

ORGANIZATIONAL STRUCTURE

The following diagram presents our current corporate structure, including our subsidiaries and their respective direct ownership interests, as of April 15, 2014:

With the exception of Banchile Trade Services Limited, which was incorporated in Hong Kong, all of the subsidiaries presented above have their jurisdiction of incorporation in the Republic of Chile. See “—Business Overview—Principal Business Activities—Operations through Subsidiaries” for more information on our subsidiaries.

PROPERTY, PLANT AND EQUIPMENT

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

As of December 31, 2013, we owned the properties on which 176 of our full-service branches and other points of sale are located (approximately 112,350 square meters of office space). Also, as of December 31, 2013, we had leased office space for 249 of our full-service branches with office space of approximately 72,041 square meters, while our remaining 5 branches and other points of sale were managed through special partnership agreements between the property’s owner and us. We also own properties throughout Chile for back office and administrative operations, as well as for storage of documents and other purposes. We believe that our facilities are adequate for our present needs and suitable for their intended purposes.

As of December 31, 2013, we also owned approximately 133,500 square meters in mainly recreational physical facilities in Chile, which we use to assist our employees in maintaining a healthy work and life balance and which we use for incentive and integration activities.

SELECTED STATISTICAL INFORMATION

The following information is included for analytical purposes and should be read in conjunction with our audited consolidated financial statements as of and for the year ended December 31, 2013 appearing elsewhere in this annual report and “Item 5. Operating and Financial Review and Prospects.”

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

The following tables set forth, by currency of denomination, average balances and, where applicable, interest amounts and nominal rate for our assets and liabilities under IFRS for the years ended December 31, 2011, 2012 and 2013:

	For the Year Ended December 31,
	2011					2012					2013
IFRS:	Average balance		Interest earned(1)		Average nominal rate	Average balance		Interest earned(1)		Average nominal rate	Average balance		Interest earned(1)		Average nominal rate
	(in millions of Ch$, except percentages)
Assets
Interest earning assets
Deposits in Central Bank
Ch$	Ch$	226,531	Ch$	2,472	1.09%	Ch$	279,627	Ch$	1,569	0.56	Ch$	294,427	Ch$	1,386	0.47%
UF		—		—	—		—		—	—		—		—	—
Foreign currency		108,460		189	0.17		90,671		143	0.16		101,845		265	0.26

Total		334,991		2,661	0.79		370,298		1,712	0.46		396,272		1,651	0.42%

Financial investments
Ch$		630,882		32,721	5.19		703,721		51,727	7.35		797,743		26,424	3.31%
UF		669,778		41,375	6.18		788,630		38,889	4.93		930,818		50,314	5.41%
Foreign currency		261,591		7,673	2.93		255,998		3,229	1.26		218,414		4,723	2.16%

Total		1,562,251		81,769	5.23		1,748,349		93,845	5.37		1,946,975		81,461	4.18%

Loans in advance to banks
Ch$		393,579		10,322	2.62		381,578		12,993	3.41		496,870		15,728	3.17%
UF		—		—	—		—		—	—		—		—	—
Foreign currency		—		—	—		—		—	—		—		—	—

Total		393,579		10,322	2.62		381,578		12,993	3.41		496,870		15,728	3.17%

Commercial loans
Ch$		4,556,598		356,534	7.82		5,440,874		441,789	8.12		5,906,716		467,912	7.92%
UF		3,723,781		307,310	8.25		3,983,001		285,516	7.17		4,464,635		308,227	6.90%
Foreign currency		2,051,804		51,564	2.51		2,053,071		63,391	3.09		2,106,159		57,023	2.71%

Total		10,332,183		715,408	6.92		11,476,946		790,696	6.89		12,477,510		833,162	6.68%

Consumer loans
Ch$		2,282,824		431,475	18.90		2,597,069		518,787	19.98		2,834,958		562,721	19.85%
UF		52,090		4,503	8.64		44,836		4,120	9.19		59,135		5,260	8.89%
Foreign currency		—		—	—		12,329		—	—		15,739		6	0.04%

Total		2,334,914		435,978	18.67		2,654,234		522,907	19.70		2,909,832		567,987	19.52%

Residential mortgage loans
Ch$		—		—	—		—		—	—		—		—	—
UF		3,233,830		266,914	8.25		3,924,080		266,625	6.79		4,455,850		288,888	6.48%
Foreign currency		—		—	—		—		—	—		—		—	—

Total		3,233,830		266,914	8.25		3,924,080		266,625	6.79		4,455,850		288,888	6.48%

Repurchase agreement
Ch$		85,087		5,234	6.15		42,109		2,786	6.62		27,382		1,649	6.02%
UF		—		—	—		—		—	—		—		—	—
Foreign currency		—		—	—		—		—	—		—		—	—

Total		85,087		5,234	6.15		42,109		2,786	6.62		27,382		1,649	6.02%

Total interest earnings assets
Ch$		8,175,501		838,758	10.26		9,444,978		1,029,651	10.90		10,358,096		1,075,820	10.39%
UF		7,679,479		620,102	8.07		8,740,547		595,150	6.81		9,910,438		652,689	6.59%
Foreign currency		2,421,855		59,426	2.45		2,412,069		66,763	2.77		2,442,157		62,017	2.54%

Total	Ch$	18,276,835	Ch$	1,518,286	8.31%	Ch$	20,597,594	Ch$	1,691,564	8.21%	Ch$	22,710,691	Ch$	1,790,526	7.88%

(1)	Interest earned includes interest accrued on trading securities.

	For the Year Ended December 31,
	2011					2012					2013
IFRS:	Average balance		Interest earned(1)		Average nominal rate	Average balance		Interest earned(1)		Average nominal rate	Average balance		Interest earned(1)		Average nominal rate
	(in millions of Ch$, except percentages)
Assets
Non-interest earning assets
Cash and due from banks
Ch$	Ch$	445,938	Ch$	—	—	Ch$	392,220	Ch$	—	—	Ch$	434,620	Ch$	—	—%
UF		—		—	—		—		—	—		—		—	—
Foreign currency		247,685		—	—		238,241		—	—		301,156		—	—

Total		693,623		—	—		630,461		—	—		735,776		—	—
Transaction in the course of collection
Ch$		305,521		—	—		266,559					225,309		—	—
UF		—		—	—		—		—	—		—		—	—
Foreign currency		227,171		—	—		184,865		—	—		178,101		—	—

Total		532,692		—	—		451,424		—	—		403,410		—	—

Allowances for loan losses
Ch$		(389,578)		—	—		(352,064)					(409,921)		—	—
UF		—		—	—		—		—	—		—		—	—
Foreign currency				—	—		—		—	—		(6)		—	—

Total		(389,578)		—	—		(352,064)		—	—		(409,927)		—	—

Derivatives
Ch$		414,682		—	—		329,513		—	—		295,460		—	—
UF		—		—	—		—		—	—		—		—	—
Foreign currency		41,616		—	—		50,698		—	—		52,395		—	—

Total		456,298		—	—		380,211		—	—		347,855		—	—

Investment in other companies
Ch$		14,074		—	—		15,686		—	—		15,525		—	—
UF		—		—	—		—		—	—		—		—	—
Foreign currency		65		—	—		15		—	—		41		—	—

Total		14,139		—	—		15,701		—	—		15,566		—	—

Intangible assets
Ch$		81,524		—	—		70,335		—	—		74,709		—	—
UF		—		—	—		—		—	—		—		—	—
Foreign currency		—		—	—		—		—	—		—		—	—

Total		81,524		—	—		70,335		—	—		74,709		—	—

Fixed assets
Ch$		207,132		—	—		208,650		—	—		201,991		—	—
UF		—		—	—		—		—	—		—		—	—
Foreign currency		—		—	—		—		—	—		—		—	—

Total		207,132		—	—		208,650		—	—		201,991		—	—

Current tax assets
Ch$		6,173		—	—		1,922		—	—		—		—	—
UF		—		—	—		—		—	—		—		—	—
Foreign currency		—		—	—		—		—	—		—		—	—

Total		6,173		—	—		1,922		—	—		—		—	—

Deferred tax assets
Ch$		91,397		—	—		116,737		—	—		44,785		—	—
UF		—		—	—		—		—	—		—		—	—
Foreign currency		—		—	—		—		—	—		—		—	—

Total		91,397		—	—		116,737		—	—		44,785		—	—

Other assets
Ch$		276,392		—	—		224,076		—	—		205,980		—	—
UF		66,255		—	—		55,582		—	—		61,560		—	—
Foreign currency		12,048		—	—		37,359		—	—		30,868		—	—

Total		354,695		—	—		317,017		—	—		298,408		—	—

Total non-interest earning assets
Ch$		1,007,317		—	—		1,273,634		—	—		1,088,458		—	—
UF		66,255		—	—		55,582		—	—		61,560		—	—
Foreign currency		280,900		—	—		511,177		—	—		562,555		—	—

Total		1,354,472		—	—		1,840,393		—	—		1,712,573		—	—

Total assets
Ch$		9,628,756		838,758	—		10,718,612		1,029,651	—		11,446,554		1,075,820	—
UF		7,745,734		620,102	—		8,796,129		595,150	—		9,971,998		652,689	—
Foreign currency		2,950,440		59,426	—		2,923,246		66,763	—		3,004,712		62,017	—

Total	Ch$	20,324,930	Ch$	1,518,286	—	Ch$	22,437,987	Ch$	1,691,564	—	Ch$	24,423,264	Ch$	1,790,526	—%

(1)	Interest earned includes interest accrued on trading securities.

	For the Year Ended December 31,
	2011					2012					2013
IFRS:	Average balance		Interest paid		Average nominal rate	Average balance		Interest paid		Average nominal rate	Average balance		Interest paid		Average nominal rate
	(in millions of Ch$, except percentages)
Liabilities
Interest bearing liabilities
Savings accounts
Ch$	Ch$	5,339,224	Ch$	282,511	5.29%	Ch	6,212,712	Ch$	356,191	5.73%	Ch$	6,836,894	Ch$	354,636	5.19%
UF		2,246,187		140,879	6.27		2,349,836		134,947	5.74		2,248,767		117,241	5.21
Foreign currency		864,820		8,512	0.98		817,575		6,790	0.83		756,822		3,312	0.44

Total		8,450,231		431,902	5.10		9,380,123		497,928	5.31		9,842,483		475,189	4.83

Repurchase agreements
Ch$		216,102		10,846	5.02		278,456		14,975	5.38		285,107		13,148	4.61
UF		16		—	—		3,036		10	0.33		128		—	0.00
Foreign currency		2,729		3	0.11		5,452		1	0.02		3,872		—	0.00

Total		218,847		10,849	4.96		286,944		14,986	5.22		289,107		13,148	4.55%

Borrowings from financial institutions
Ch$		200,026		6,072	3.04		35,705		3,050	8.54		140,055		3,307	2.36
UF		15,485		(1)	—		36		—	—		13		—	0.00
Foreign currency		1,499,906		17,709	1.18		1,399,621		19,258	1.38		1,061,798		10,484	0.99

Total		1,715,417		23,780	1.39		1,435,362		22,308	1.55		1,201,866		13,791	1.15%

Debt issued
Ch$		54,019		1,612	2.98		36,866		1,048	2.84		22,731		1,132	4.98
UF		1,827,406		148,090	8.10		2,516,157		160,071	6.36		3,075,889		182,824	5.94
Foreign currency		113,254		4,194	3.70		285,147		9,103	3.19		672,589		15,374	2.29

Total		1,994,679		153,896	7.72		2,838,170		170,222	6.00		3,771,209		199,330	5.29%

Other financial obligations
Ch$		82,470		1,325	1.61		95,187		1,525	1.60		101,782		1,473	1.45
UF		29,411		2,217	7.54		26,078		1,501	5.76		21,757		1,398	6.43
Foreign currency		56,977		240	0.42		49,712		159	0.32		50,329		42	0.08

Total		168,858		3,782	2.24		170,977		3,185	1.86		173,868		2,913	1.68

Total interest bearing liabilities
Ch$		5,891,841		302,366	5.31		6,658,926		376,789	5.66		7,386,569		373,696	5.06%
UF		4,118,505		291,185	7.07		4,895,143		296,529	6.06		5,346,554		301,463	5.64%
Foreign currency		2,537,686		30,658	1.21		2,557,507		35,311	1.38		2,545,410		29,212	1.15%

Total	Ch$	12,548,032	Ch$	624,209	4.97%	Ch$	14,111,576	Ch$	708,629	5.02%	Ch$	15,278,533	Ch$	704,371	4.61%

	Year Ended December 31,
	2011					2012					2013
IFRS:	Average balance		Interest paid		Average nominal rate	Average balance		Interest paid		Average nominal rate	Average balance		Interest paid		Average nominal rate
	(in millions of Ch$, except percentages)
Liabilities
Non–interest bearing liabilities
Current account and demand deposit
Ch$	Ch$	3,751,441	Ch$	—	—	Ch$	4,093,133	Ch$	—	—	Ch$	4,576,645	Ch$	—	—%
UF		167,004		—	—		159,501		—	—		164,012		—	—
Foreign currency		621,890		—	—		673,841		—	—		714,685		—	—

Total		4,540,335		—	—		4,926,475		—	—		5,455,342		—	—

Transaction in the course of payment
Ch$		141,285		—	—		127,303		—	—		84,307		—	—
UF		—		—	—		—		—	—		—		—	—
Foreign currency		240,505		—	—		175,972		—	—		148,098		—	—

Total		381,790		—	—		303,275		—	—		232,405		—	—

Derivatives
Ch$		401,759		—	—		338,598		—	—		313,315		—	—
UF		80		—	—		—		—	—		—		—	—
Foreign currency		77,111		—	—		92,303		—	—		78,467		—	—

Total		478,950		—	—		430,901		—	—		391,782		—	—

Current liabilities
Ch$		3,851		—	—		12,470		—	—		5,401		—	—
UF		—		—	—		—		—	—		—		—	—
Foreign currency		—		—	—		—		—	—		—		—	—

Total		3,851		—	—		12,470		—	—		5,401		—	—

Deferred tax liabilities
Ch$		32,262		—	—		56,830		—	—		—		—	—
UF		—		—	—		—		—	—		—		—	—
Foreign currency		—		—	—		—		—	—		—		—	—

Total		32,262		—	—		56,830		—	—		—		—	—

Provisions
Ch$		91,622		—	—		98,794		—	—		110,187		—	—
UF		—		—	—		—		—	—		—		—	—
Foreign currency		—		—	—		—		—	—		—		—	—

Total		91,622		—	—		98,794		—	—		110,187		—	—

Other liabilities
Ch$		280,892		—	—		237,218		—	—		243,424		—	—
UF		12,916		—	—		15,891		—	—		17,266		—	—
Foreign currency		16,320		—	—		33,788		—	—		27,758		—	—

Total		310,128		—	—		286,897		—	—		288,448		—	—

Equity
Ch$		1,937,960		—	—		2,210,769		—	—		2,661,166		—	—
UF		—		—	—		—		—	—		—		—	—
Foreign currency		—		—	—		—		—	—		—		—	—

Total		1,937,960		—	—		2,210,769		—	—		2,661,166		—	—

Total non-interest bearing liabilities and equity
Ch$		6,641,072		—	—		7,175,115		—	—		7,994,445		—	—
UF		180,000		—	—		175,392		—	—		181,278		—	—
Foreign currency		955,826		—	—		975,904		—	—		969,008		—	—

Total		7,776,898		—	—		8,326,411		—	—		9,144,731		—	—

Total liabilities and equity
Ch$		12,532,913		302,366	—		13,834,041		376,774	—		15,381,014		373,696	—
UF		4,298,505		291,185	—		5,070,535		296,437	—		5,527,832		301,463	—
Foreign currency		3,493,512		30,658	—		3,533,411		42,260	—		3,514,418		29,212	—

Total	Ch$	20,324,930	Ch$	624,209	—	Ch$	22,437,987	Ch$	715,471	—	Ch$	24,423,264	Ch$	704,371	—%

Interest Earning Assets and Net Interest Margin

The following table sets forth, by currency of denomination, the levels of our average interest earning assets and net interest, and illustrates the comparative margins obtained, for the years ended December 31, 2011, 2012 and 2013:

	For the Year Ended December 31,
	2011		2012		2013
IFRS:	(in millions of Ch$, except percentages)
Total average interest earning assets
Ch$	Ch$	8,175,501	Ch$	9,444,978	Ch$	10,358,096
UF		7,679,479		8,740,547		9,910,438
Foreign currency		2,421,855		2,412,069		2,442,157

Total		18,276,835		20,597,594		22,710,691

Net interest earned (including interest earned on trading securities)(1)
Ch$		536,392		652,862		702,124
UF		328,917		298,621		351,226
Foreign currency		28,768		31,452		32,805

Total	Ch$	894,077	Ch$	982,935		1,086,155

Net interest margin, nominal basis(2)
Ch$		6.56%		6.91%		6.78%
UF		4.28		3.42		3.54
Foreign currency		1.19		1.30		1.34

Total		4.89%		4.77%		4.78%

(1)	Net interest earned is defined as interest revenue earned less interest expense incurred.
(2)	Net interest margin, nominal basis is defined as net interest earned divided by average interest earning assets.

Changes in Net Interest Income—Volume and Rate Analysis

The following tables compare, by currency of denomination, changes in our net interest revenue between 2011 and 2012, as well as 2012 and 2013, caused by (i) changes in the average volume of interest earning assets and interest bearing liabilities and (ii) changes in their respective nominal interest rates. Volume and rate variances were calculated based on movements in average balances over the period and changes in nominal interest rate, average interest earning assets and average interest bearing liabilities. The net change attributable to changes in both volume and rate has been allocated proportionately to the change in volume and the change in rate.

	Increase (Decrease) from 2011 to 2012 due to changes in				Net change from 2011 to 2012		Increase (Decrease) from 2012 to 2013 due to changes in				Net change from 2012 to 2013
IFRS:	Volume		Rate				Volume		Rate
	(in millions of Ch$)
Assets
Interest earning assets
Deposits in Central Bank
Ch$	Ch$	488	Ch$	(1,391)	Ch$	(903)	Ch$	80	Ch$	(263)	Ch$	(183)
UF		—		—		—		—		—		—
Foreign currency		(29)		(17)		(46)		19		103		122

Total		459		(1,408)		(949)		99		(160)		(61)

Financial investments
Ch$		4,119		14,887		19,006		6,168		(31,471)		(25,303)
UF		6,649		(9,135)		(2,486)		7,451		3,974		11,425
Foreign currency		(160)		(4,284)		(4,444)		(532)		2,026		1,494

Total		10,608		1,468		12,076		13,087		(25,471)		(12,384)

Loans in advance to banks
Ch$		(323)		2,994		2,671		3,702		(967)		2,735
UF		—		—		—		—		—		—
Foreign currency		—		—		—		—		—		—

Total		(323)		2,994		2,671		3,702		(967)		2,735

Commercial loans
Ch$		71,377		13,878		85,255		37,107		(10,984)		26,123
UF		20,413		(42,207)		(21,794)		33,549		(10,838)		22,711
Foreign currency		32		11,795		11,827		1,604		(7,972)		(6,368)

Total		91,822		(16,534)		75,288		72,260		(29,794)		42,466

Consumer loans
Ch$		61,786		25,526		87,312		47,239		(3,305)		43,934
UF		(654)		271		(383)		1,276		(136)		1,140
Foreign currency		—		—		—		—		6		6

Total		61,132		25,797		86,929		48,515		(3,435)		45,080

Residential mortgage loans
Ch$		—		—		—		—		—		—
UF		51,463		(51,752)		(289)		34,895		(12,632)		22,263
Foreign currency		—		—		—		—		—		—

Total		51,463		(51,752)		(289)		34,895		(12,632)		22,263

Repurchase agreement
Ch$		(2,817)		369		(2,448)		(905)		(232)		(1,137)
UF		—		—		—		—		—		—
Foreign currency		—		—		—		—		—		—

Total		(2,817)		369		(2,448)		(905)		(232)		(1,137)

Total interest earning assets
Ch$		134,630		56,263		190,893		93,391		(47,222)		46,169
UF		77,871		(102,823)		(24,952)		77,171		(19,632)		57,539
Foreign currency		(157)		7,494		7,337		1,091		(5,837)		(4,746)

Total	Ch$	212,344	Ch$	(39,066)	Ch$	173,278	Ch$	171,653	Ch$	(72,691)	Ch$	98,962

	Increase (Decrease) from 2011 to 2012 due to changes in				Net change from 2011 to 2012		Increase (Decrease) from 2012 to 2013 due to changes in				Net change from 2012 to 2013
IFRS:	Volume		Rate				Volume		Rate
	(in millions of Ch$)
Liabilities
Interest bearing liabilities
Savings accounts and time deposits
Ch$	Ch$	48,774	Ch$	24,906	Ch$	73,680	Ch$	34,036	Ch$	(35,591)	Ch$	(1,555)
UF		6,305		(12,237)		(5,932)		(5,634)		(12,072)		(17,706)
Foreign currency		(446)		(1,276)		(1,722)		(472)		(3,006)		(3,478)

Total		54,633		11,393		66,026		27,930		(50,669)		(22,739)

Repurchase agreements
Ch$		3,309		820		4,129		350		(2,177)		(1,827)
UF		—		10		10		(5)		(5)		(10)
Foreign currency		2		(4)		(2)		—		(1)		(1)

Total		3,311		826		4,137		345		(2,183)		(1,838)

Borrowing from financial institutions
Ch$		(7,809)		4,787		(3,022)		3,744		(3,487)		257
UF		—		1		1		—		—		—
Foreign currency		(1,240)		2,789		1,549		(4,043)		(4,731)		(8,774)

Total		(9,049)		7,577		(1,472)		(299)		(8,218)		(8,517)

Debt issued
Ch$		(491)		(73)		(564)		(504)		588		84
UF		48,160		(36,179)		11,981		33,803		(11,050)		22,753
Foreign currency		5,561		(652)		4,909		9,463		(3,192)		6,271

Total		53,230		(36,904)		16,326		42,762		(13,654)		29,108

Other financial obligation
Ch$		204		(4)		200		101		(153)		(52)
UF		(16)		(700)		(716)		(266)		163		(103)
Foreign currency		(28)		(53)		(81)		2		(119)		(117)

Total		160		(757)		(597)		(163)		(109)		(272)

Total interest bearing liabilities
Ch$		43,987		30,436		74,423		37,727		(40,820)		(3,093)
UF		54,449		(49,105)		5,344		27,898		(22,964)		4,934
Foreign currency		3,849		804		4,653		4,950		(11,049)		(6,099)

Total	Ch$	102,285	Ch$	(17,865)	Ch$	84,420	Ch$	70,575	Ch$	(74,833)	Ch$	(4,258)

Financial Investments

Financial assets held-for-trading:

The following table sets forth a breakdown of instruments classified as financial assets held-for-trading, included in our investment portfolio:

	As of December 31,						Weighted Average Nominal Rate as of December 31,
IFRS:	2011		2012		2013		2013
	(in millions of Ch$)%
Instruments issued by the Chilean Government and the Central Bank:
Central Bank bonds	Ch$	66,243	Ch$	25,585	Ch$	34,407	2.32%
Central Bank promissory notes		4,657		3,068		2,995	3.84
Other instruments issued by the Chilean Government and the Central Bank		6,942		43,726		27,535	2.26
Other instruments issued in Chile:
Mortgage bonds from domestic banks		61		22		14	3.88
Bonds from domestic banks		585		—		1,926	4.00
Deposits in domestic banks		191,003		87,093		255,582	4.50
Bonds from other Chilean companies		—		—		3,427	10.94
Other instruments issued in Chile		370		188		1,035	—
Instruments issued by foreign institutions:
Instruments from foreign governments or central banks		—		—		—	—
Other instruments issued abroad		—		—		—	—

Total	Ch$	269,861	Ch$	159,682	Ch$	326,921	4.14%

Instruments issued by the Chilean Government and the Central Bank include instruments sold under agreements to repurchase to customers and financial institutions, amounting to Ch$29,811 million as of December 31, 2011 and no balance either as of December 31, 2012 or as of December 31, 2013. Under “Other instruments issued in Chile” are included instruments sold under agreements to repurchase to customers and financial instruments, amounting to Ch$152,431 million as of December 31, 2011, Ch$86,863 million as of December 31, 2012 and Ch$227,453 million as of December 31, 2013.

Investment Portfolio:

The detail of instruments classified as financial assets available-for-sale and as financial assets held-to-maturity is as follows:

Financial assets available-for-sale

	As of December 31,						Weighted average nominal rate as of December 31,
IFRS:	2011		2012		2013		2013
	(in millions of Ch$)%
Instruments issued by the Chilean Government and the Central Bank:
Bonds issued by the Chilean Government and the Central Bank	Ch$	158,865	Ch$	110,569	Ch$	333,035	2.55%
Promissory notes issued by the Chilean Government and the Central Bank		58,564		969		50,415	3.84
Other instruments		194,965		140,246		202,958	3.52
Other instruments issued in Chile:
Equity instruments valued at cost		2,222		613		352	—
Equity instruments valued at fair value		—		7,263		7,827	—
Mortgage bonds from domestic banks		87,966		85,688		96,933	4.00
Bonds from domestic banks		124,203		116,100		128,500	3.68
Deposits from domestic banks		521,881		560,390		617,816	3.57
Bonds from other Chilean companies		54,449		32,281		13,558	5.67
Other instruments		139,602		129,693		154,267	6.16
Instruments issued by Foreign Institutions:
Instruments from foreign governments or central banks		—		—		—	—
Other instruments issued abroad		128,403		88,504		76,222	5.27

Total	Ch$	1,471,120	Ch$	1,272,316	Ch$	1,681,883	3.74%

The portfolio of financial assets available for sale included net unrealized gains of Ch$696 million, Ch$24,829 million and Ch$36,443 million as of December 31, 2011, 2012, and 2013, respectively, in each case recorded in other comprehensive income within equity.

Financial assets held-to-maturity

There are no securities reported under this category as of December 31, 2011, 2012 and 2013.

Maturity of Financial Investments:

The maturities of financial assets held-for-trading and financial assets available-for-sale, as of December 31, 2011, 2012 and 2013 were as follows:

	As of December 31, 2011
	Due within 1 year	Due after 1 year but within 3 years	Due after 3 years but within 5 years	Due after 5 years	Total
IFRS:	(in millions of Ch$)
Financial assets held-for-trading	269,861	—	—	—	269,861
Financial assets available-for-sale	635,951	118,722	222,782	493,665	1,471,120

Total	905,812	118,722	222,782	493,665	1,740,981

	As of December 31, 2012
	Due within 1 year	Due after 1 year but within 3 years	Due after 3 years but within 5 years	Due after 5 years	Total
IFRS:	(in millions of Ch$)
Financial assets held-for-trading	159,682	—	—	—	159,682
Financial assets available-for-sale	787,053	152,075	132,382	200,806	1,272,316

Total	946,735	152,075	132,382	200,806	1,431,998

	As of December 31, 2013
	Due within 1 year	Due after 1 year but within 3 years	Due after 3 years but within 5 years	Due after 5 years	Total
IFRS:	(in millions of Ch$)
Financial assets held-for-trading	326,921	—	—	—	326,921
Financial assets available-for-sale	365,178	442,170	466,247	408,288	1,681,883

Total	692,099	442,170	466,247	408,288	2,008,804

Loan Portfolio

The following table sets forth our loans by type of loan and risk classification. All loan amounts stated below are before deduction of allowances for loan losses.

	As of December 31,
	2011	2012	2013
IFRS:	(in millions of Ch$)
Commercial loans:
Commercial loans	7,872,546	8,544,960	9,891,258
Foreign trade loans	1,509,147	1,240,955	1,154,681
Current account debtors	214,479	189,399	259,289
Factoring transactions	589,098	606,137	524,059
Commercial lease transactions	996,566	1,113,272	1,209,747
Other loans and accounts receivable	31,607	40,647	39,939

Subtotal	11,213,443	11,735,370	13,078,973

Mortgage loans:
Mortgage bonds	134,377	109,215	87,354
Endorsable mortgage loans	175,258	151,206	122,905
Other residential real estate mortgage loans	3,297,331	3,937,766	4,516,822
Residential lease transactions	—	27	24
Other loans and accounts receivable	468	453	5,202

Subtotal	3,607,434	4,198,667	4,732,307

Consumer loans:
Consumer loans in installments	1,763,101	1,912,483	2,043,955
Current account debtors	232,972	245,066	240,952
Credit card debtors	569,290	679,986	783,782
Consumer lease transactions	—	—	—
Other loans and accounts receivable	257	189	801

Subtotal	2,565,620	2,837,724	3,069,490

Total loans	17,386,497	18,771,761	20,880,770

The loan categories are as follows:

•	“Commercial Loans” are loans and accounts receivable from clients not included within the mortgage or consumer loans categories.

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

Maturity and Interest Rate Sensitivity of Loans as of December 31, 2013

The following table sets forth an analysis by type and time remaining to maturity of our loans as of December 31, 2013:

	Balance as of December 31, 2013		Due within 1 month	Due after 1 month but within 6 months	Due after 6 months but within 12 months	Due after 1 year but within 3 years	Due after 3 years but within 5 years	Due after 5 years
	(in millions of Ch$)
IFRS:
Commercial loans:
Commercial loans	Ch$	9,891,258	934,633	2,488,283	1,156,301	2,526,986	1,303,026	1,482,029
Foreign trade loans		1,154,681	278,380	675,980	80,217	108,445	9,451	2,208
Current account debtors		259,289	259,289	—	—	—	—	—
Factoring loans		524,059	269,435	210,568	13,764	25,192	4,693	407
Leasing loans		1,209,747	42,134	164,657	181,395	448,245	170,610	202,706
Other loans		39,939	36,586	1,128	1,087	966	158	14

Subtotal		13,078,973	1,820,457	3,540,616	1,432,764	3,109,834	1,487,938	1,687,364

Mortgage Loans:
Mortgage bonds		87,354	2,211	6,519	8,012	26,055	18,484	26,073
Endorsable mortgage loans		122,905	1,982	6,371	7,452	27,663	23,886	55,551
Residential mortgage loans		4,516,822	37,176	93,662	114,039	468,909	483,422	3,319,614
Leasing loans		24	24	—	—	—	—	—
Other loans		5,202	2,288	2,268	646	—	—	—

Subtotal		4,732,307	43,681	108,820	130,149	522,627	525,792	3,401,238

Consumer loans:
Consumer loans		2,043,955	128,952	378,967	366,953	911,048	238,903	19,132
Current account debtors		240,952	240,952	—	—	—	—	—
Credit card		783,782	739,187	44,595	—	—	—	—
Other loans		801	801	—	—	—	—	—

Subtotal		3,069,490	1,109,892	423,562	366,953	911,048	238,903	19,132

Total loans	Ch$	20,880,770	2,974,030	4,072,998	1,929,866	4,543,509	2,252,633	5,107,734

The following table sets forth the interest rate sensitivity of our outstanding loans due after one year as of December 31, 2013:

	As of December 31, 2013
	(in millions of Ch$)
IFRS:
Variable rate
Ch$	Ch$	832,019
UF		775,967
Foreign currency		521,139

Total		2,129,125

Fixed rate
Ch$		2,471,579
UF		7,067,841
Foreign currency		235,331

Total		9,774,751

Total	Ch$	11,903,876

Loans by Economic Activity

The following table sets forth under IFRS, at the dates indicated, an analysis of our loan portfolio based on the borrower’s principal economic activity. Loans to individuals for business purposes are allocated to their respective economic activity.

	As of December 31,
	2011			2012			2013
IFRS:	Loan Portfolio		% of Loan Portfolio	Loan Portfolio		% of Loan Portfolio	Loan Portfolio		% of Loan Portfolio
	(in millions of Ch$, except percentages)
Agriculture, Livestock, Forestry, Agribusiness, Fishing:
Agriculture and livestock	Ch$	482,392	2.77%	Ch$	380,239	2.43%	Ch$	425,905	2.04%
Fruit		329,728	1.90		318,241	1.70		365,930	1.75
Forestry and wood extraction		100,799	0.58		125,236	0.67		122,270	0.59
Fishing		271,901	1.56		311,477	1.25		219,173	1.05

Subtotal		1,184,820	6.81		1,135,193	6.05		1,133,278	5.43

Mining and Petroleum:
Mining and quarries		399,752	2.30		372,437	1.98		340,045	1.63
Natural gas and crude oil extraction		—	—		—	—		—	—

Subtotal		399,752	2.30		372,437	1.98		340,045	1.63

Manufacturing:
Tobacco, food and beverages		509,613	2.93		499,700	2.66		516,540	2.47
Textiles, clothing and leather goods		51,416	0.30		167,500	0.89		51,379	0.25
Wood and wood products		28,582	0.16		31,055	0.17		26,142	0.13
Paper, printing and publishing		68,534	0.39		60,355	0.32		64,281	0.31
Oil refining, carbon and rubber		93,080	0.54		64,708	0.34		249,481	1.19
Production of basic metal, non-mineral, machine and equipment		375,500	2.16		356,290	1.90		251,842	1.21
Other manufacturing industries		362,094	2.08		201,386	1.08		205,896	0.98

Subtotal		1,488,819	8.56		1,380,994	7.36		1,365,562	6.54

Electricity, Gas and Water:
Electricity, gas and water		315,338	1.81		328,763	1.75		531,973	2.55

Subtotal		315,338	1.81		328,763	1.75		531,973	2.55

Construction:
Residential buildings		793,842	4.57		1,074,856	5.73		1,306,852	6.26
Other constructions		151,000	0.86		177,690	0.94		151,229	0.72

Subtotal		944,842	5.43		1,252,546	6.67		1,458,081	6.98

Commerce:
Wholesale		1,020,572	5.87		921,459	4.91		1,087,933	5.21
Retail, restaurants and hotels		1,266,716	7.29		1,403,210	7.47		1,465,032	7.02

Subtotal		2,287,288	13.16		2,324,669	12.38		2,552,965	12.23

Transport, Storage and Communications:
Transport and storage		1,244,499	7.16		1,397,741	7.45		1,493,043	7.15
Communications		162,859	0.93		72,617	0.38		109,305	0.52

Subtotal		1,407,358	8.09		1,470,358	7.83		1,602,348	7.67

Financial Services:
Financial and insurance companies		1,937,788	11.15		1,796,921	9.57		516,544	2.47
Real estate and other financial services		83,723	0.48		57,650	0.31		1,533,711	7.35

Subtotal		2,021,511	11.63		1,854,571	9.88		2,050,255	9.82

Community, Social and Personal Services:
Community, social and personal services		1,084,380	6.24		1,310,573	6.98		1,631,412	7.81

Subtotal		1,084,380	6.24		1,310,573	6.98		1,631,412	7.81

Others		79,335	0.46		311,476	1.67		421,848	2.02
Consumer Loans		2,565,620	14.76		2,831,514	15.08		3,060,696	14.66
Residential Mortgage Loans		3,607,434	20.75		4,198,667	22.37		4,732,307	22.66

Total	Ch$	17,386,497	100.00%	Ch$	18,771,761	100.00%	Ch$	20,880,770	100.00%

Foreign Country Outstanding Loans

Our cross-border outstanding loans are principally trade-related. These loans include loans granted to foreign financial institutions and foreign corporations, some of which are guaranteed by their Chilean parent company. The table below lists under IFRS the total amounts outstanding to borrowers in certain foreign countries as of the dates indicated, and thus does not include foreign trade-related loans to domestic borrowers.

	As of December 31,
	2011		2012		2013
IFRS:	(in millions of Ch$)
Argentina	Ch$	4,559	Ch$	4,559	Ch$	5,301
Australia		12,710		11,553		350
Austria		180		212		—
Belgium		6,254		269		—
Bolivia		82		168		—
Brazil		204,477		200,016		270,479
Canada		1,891		618		—
China		281,294		223,515		65,057
Colombia		29,299		7,019		15,854
Denmark		132		31,457		—
Finland		400		69		—
France		191		627		—
Germany		1,643		33,475		—
Holland		15,562		16,148		15,666
Hong Kong		1,405		91		618
India		116,130		76,788		31,607
Israel		506		1,112		—
Italy		433		157		49
Japan		53		4,228		—
Mexico		87,154		94,814		—
Panama		—		—		1,054
Paraguay		—		—		—
Peru		12,384		18,148		26,414
Singapore		9,238		10,089		—
South Korea		64,041		56,789		15,220
Spain		1,243		425		—
Sweden		3,546		6,446		—
Switzerland		46		11,605		—
Taiwan		383		—		—
Turkey		—		975		—
United Kingdom		24,490		38,332		—
United States		15,138		36,474		54,278
Vietnam		—		—		21

Total	Ch$	894,864	Ch$	886,178	Ch$	501,968

As a result of the economic and financial uncertainty observed in the Euro zone, the Bank is constantly monitoring the credit risk condition of certain European countries. In this line, as of December 31, 2013, the Bank maintains exposures of contingent credits (standby letters of credits and performance bonds) with certain European countries as follows:

As of December 31, 2013
(in millions of Ch$)
Italy	5,351
Spain	13,400

Total	18,751

As of December 31, 2013, the Bank does not have any exposure relating to any other product such as: financial assets available-for-sale, financial assets held-for-trading, derivatives instruments, working capital, lines of credit, etc. with the countries mentioned in the table above.

Deposits in Foreign Countries

We also maintain deposits abroad, as needed to conduct our foreign trade transactions and manage liquidity. The table below lists the largest amounts of foreign deposits by country under IFRS as of the dates indicated:

	As of December 31,
IFRS:	2011		2012		2013
	(in millions of Ch$)
Australia	Ch$	736	Ch$	502	Ch$	453
Austria		—		—		—
Belgium		90		—		—
Brazil		—		9		—
Canada		1,697		743		1,464
China		128		766		20
Denmark		74		99		173
Finland		99		74		81
France		676		339		102
Germany		3,745		9,199		12,565
Holland		301		1,018		1,200
Italy		109		—		22
Japan		5,259		4,325		1,614
Mexico		694		484		582
Norway		116		114		81
Peru		9		29		—
Singapore		—		—		13,270
Spain		69		—		—
Sweden		199		—		354
Switzerland		2,092		343		—
United Kingdom		36,147		13,229		2,802
United States		236,753		170,275		256,504

Total	Ch$	288,993	Ch$	201,548	Ch$	291,287

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

IFRS:	As of December 31, 2011(*)
	Commercial Loans		Residential Mortgage Loans		Consumer Loans		Total Loans		Percentage Loans of Classified
Bank’s Credit Rating:	(in millions of Ch$, except percentages)
A1	Ch$	50,449	Ch$	—	Ch$	—	Ch$	50,449	0.52%
A2		2,393,915		—		—		2,393,915	24.85
A3		3,173,274		—		—		3,173,274	32.94
A4		1,889,504		—		—		1,889,504	19.62
A5		1,299,391		—		—		1,299,391	13.49
A6		610,606		—		—		610,606	6.34

Normal Portfolio		9,417,139		—		—		9,417,139	97.76
				—		—
B1		37,316		—		—		37,316	0.39
B2		8,664		—		—		8,664	0.09
B3		6,542		—		—		6,542	0.07
B4		1,517		—		—		1,517	0.02

Substandard Portfolio		54,039		—		—		54,039	0.57

				—		—
C1		19,083		—		—		19,083	0.20
C2		11,405		—		—		11,405	0.12
C3		35,413		—		—		35,413	0.37
C4		15,886		—		—		15,886	0.16
C5		55,893		—		—		55,893	0.58
C6		23,565		—		—		23,565	0.24

Non-complying Portfolio		161,245		—		—		161,245	1.67

Total Individual Classified Loans	Ch$	9,632,423	Ch$	—	Ch$	—	Ch$	9,632,423	100.00%

Normal Portfolio		1,443,208		3,543,520		2,439,495		7,426,223
Non-complying Portfolio		137,812		63,914		126,125		327,851

Total Group Classified Loans	Ch$	1,581,020	Ch$	3,607,434	Ch$	2,565,620	Ch$	7,754,074

Total loans	Ch$	11,213,443	Ch$	3,607,434	Ch$	2,565,620	Ch$	17,386,497

Percentage Classified		85.90%		—%		—%		55.40%

(*)	On January 1, 2011, the credit ratings for debtors with individual assessment changed, separating the portfolio into Normal (categories A1-A6), substandard (B1—B4) and Non-complying (C1-C6), as shown in the above table (see note 42.2(f) to our Financial Statements).

IFRS:	As of December 31, 2012(*)
	Commercial Loans		Residential Mortgage Loans		Consumer Loans		Total Loans		Percentage Loans of Classified
Bank’s Credit Rating:	(in millions of Ch$, except percentages)
A1	Ch$	40	Ch$	—	Ch$	—	Ch$	40	0.00%
A2		2,024,110		—		—		2,024,110	20.90
A3		2,642,389		—		—		2,642,389	27.28
A4		1,998,263		—		—		1,998,263	20.63
A5		1,875,478		—		—		1,875,478	19.37
A6		791,133		—		—		791,133	8.15

Normal Portfolio		9,331,413		—		—		9,331,413	96.33
B1		134,201		—		—		134,201	1.39
B2		21,709		—		—		21,709	0.22
B3		41,155		—		—		41,155	0.42
B4		7,306		—		—		7,306	0.08

Substandard Portfolio		204,371		—		—		204,371	2.11

C1		22,521		—		—		22,521	0.23
C2		13,753		—		—		13,753	0.14
C3		5,636		—		—		5,636	0.06
C4		52,562		—		—		52,562	0.54
C5		17,895		—		—		17,895	0.18
C6		36,431		—		—		36,431	0.41

Non-complying Portfolio		148,798		—		—		148,798	1.56

Total Individual Classified Loans	Ch$	9,684,582		—		—	Ch$	9,684,582	100.00%

Normal Portfolio		1,864,800		4,149,264		2,651,351		8,665,415
Non-complying Portfolio		185,988		49,403		186,373		421,764

Total Group Classified Loans	Ch$	2,050,788	Ch$	4,198,667	Ch$	2,837,724	Ch$	9,087,179

Total loans	Ch$	11,735,370	Ch$	4,198,667	Ch$	2,837,724	Ch$	18,771,761

Percentage Classified		82.52%		—%		—%		51.59%

IFRS:	As of December 31, 2013
	Commercial Loans		Residential Mortgage Loans		Consumer Loans		Total Loans		Percentage Loans of Classified
Bank’s Credit Rating:	(in millions of Ch$, except percentages)
A1	Ch$	15,640	Ch$	—	Ch$	—	Ch$	15,640	0.14%
A2		1,926,720		—		—		1,926,720	17.74
A3		3,086,438		—		—		3,086,438	28.41
A4		2,273,914		—		—		2,273,914	20.93
A5		2,347,825		—		—		2,347,825	21.61
A6		832,340		—		—		832,340	7.66

Normal Portfolio		10,482,877		—		—		10,482,877	96.49
B1		123,803		—		—		123,803	1.14
B2		17,687		—		—		17,687	0.16
B3		12,979		—		—		12,979	0.12
B4		69,978		—		—		69,978	0.64

Substandard Portfolio		224,447		—		—		224,447	2.06

C1		26,250		—		—		26,250	0.24
C2		38,634		—		—		38,634	0.36
C3		5,586		—		—		5,586	0.05
C4		21,551		—		—		21,551	0.20
C5		34,115		—		—		34,115	0.31
C6		29,188		—		—		29,188	0.29

Non-complying Portfolio		155,324		—		—		155,324	1.45

Total Individual Classified Loans	Ch$	10,862,648		—		—	Ch$	10,862,648	100.00%

Normal Portfolio		2,011,162		4,662,977		2,856,365		9,530,504
Non-complying Portfolio		205,163		69,330		213,125		487,618

Total Group Classified Loans	Ch$	2,216,325	Ch$	4,732,307	Ch$	3,069,490	Ch$	10,018,122

Total loans	Ch$	13,078,973	Ch$	4,732,307	Ch$	3,069,490	Ch$	20,880,770

Percentage Classified		83.05%		—%		—%		52.02%

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

Classification of Loan Portfolio Based on the Borrower’s Payment Performance

The following tables set forth under IFRS as of the dates indicated the amounts that are current as to payments of principal and interest and the amounts that are overdue:

	Domestic Loans(1)
	As of December 31,
	2011		2012		2013
IFRS:	(in millions of Ch$)
Current	Ch$	15,593,412	Ch$	16,618,815	Ch$	19,109,962
Total Overdue 1-29 days		1,165,108		949,285		906,719
Total Overdue 30-89 days		298,729		135,618		125,391
Total Past Due 90 days or more		178,905		181,865		236,730

Total loans	Ch$	17,236,154	Ch$	17,885,583	Ch$	20,378,802

	Foreign Loans(1)
	As of December 31,
	2011		2012		2013
IFRS:	(in millions of Ch$)
Current	Ch$	150,343	Ch$	886,178	Ch$	501,968
Total Overdue 1-29 days		—		—		—
Total Overdue 30-89 days		—		—		—
Total Past Due 90 days or more		—		—		—

Total loans	Ch$	150,343	Ch$	886,178	Ch$	501,968

	Total Loans(1)
	As of December 31,
	2011		2012		2013
IFRS:	(in millions of Ch, except percentages)
Current	Ch$	15,743,755	Ch$	17,504,993	Ch$	19,611,930
Total Overdue 1-29 days		1,165,108		949,285		906,719
Total Overdue 30-89 days		298,729		135,618		125,391
Total Past Due 90 days or more		178,905		181,865		236,730

Total loans	Ch$	17,386,497	Ch$	18,771,761	Ch$	20,880,770

Total Overdue loans expressed as a percentage of total loans		9.45%		6.75%		6.08%
Total Past-due loans as a percentage of total loans		1.03%		0.97%		1.13%

(1)	Total past-due and total overdue loans refer to installments that are past-due or overdue and the remaining outstanding balance of such loans (principal and interest).

Loans included in the previous table, which have been restructured and bear no interest, are as follows:

	As of December 31,
	2011	2012	2013
IFRS:	(in millions of Ch$)
Ch$	2,547	4,605	4,608
UF	128	128	128

Total	2,675	4,733	4,736

The amount of interest we would have recorded on these loans for the year ended December 31, 2013 had these loans been earning a market interest rate was Ch$161 million.

In addition, other loans that were restructured, mainly through the extension of their maturities, and that bear interest, are as follows:

	As of December 31,
	2011	2012	2013
IFRS:	(in millions of Ch$)
Total other restructured loans	338,725	392,906	496,601

During the year ended December 31, 2013, interest recorded in income on these loans amounted to Ch$41,390 million.

Analysis of Substandard Loans and Total Past Due

The following table analyzes our substandard loans, total past-due loans and allowances for loan losses existing at the dates indicated under IFRS.

	Year ended December 31,
	2011		2012		2013
IFRS:	(in millions of Ch$, except percentages)
Total loans	Ch$	17,386,497	Ch$	18,771,761	Ch$	20,880,770
Impaired loans(1)		499,768		621,268		725,899
Impaired loans as a percentage of total loans		2.87%		3.31%		3.48%
Total past due
To the extent secured(2)		17,388		19,658		22,804
To the extent unsecured		161,517		162,207		213,926

Total past due		178,905		181,865		236,730

Total past due as a percentage of total loans		1.03%		0.96%		1.13%
To the extent secured		0.10		0.10		0.11
To the extent unsecured		0.93		0.86		1.02
Allowances for loans losses as a percentage of:
Total loans		2.09		2.07		2.10

Total past due		202.76		213.24		185.57

Total past due—unsecured		224.58%		239.08%		205.35%

(1)	Security generally consists of mortgages on real estate, pledges of marketable securities, letters of credit or cash.

Analysis of Allowances for Loan Losses

The following table analyzes our allowances for loan losses and changes in the allowances attributable to charge-offs, allowances established and allowances released:

	As of December 31,
	2011		2012		2013
IFRS:	(in millions of Ch$, except percentages)
Allowances for loan losses at beginning of period	Ch$	348,027	Ch$	362,741	Ch$	387,803
Charge-offs		(177,960)		(182,733)		(196,535)
Debt Exchange		—		—		(12,556)
Allowances established		207,189		225,678		262,713
Allowances released(1)		(14,515)		(17,883)		(2,127)

Allowances for loan losses at end of period	Ch$	362,741	Ch$	387,803	Ch$	439,298

Allowances for loan losses at end of period as a percentage of total loans		2.09%		2.07%		2.10%
Ratio of charge-offs to average loans		1.12%		1.01%		0.99%

(1)	Represents the aggregate amount of allowances for loan losses released during the year as a result of charge-offs, recoveries or a determination by management that the level of risk existing in the loan portfolio has been reduced.

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

During 2013 the Chilean economy slowed down moderately by recording a 4.1% GDP growth. The lower dynamism in the local economic activity led other banks and us to recognize the risk associated with a potential deterioration in credit quality of both companies and individuals. Also, to a great extent, loan growth contributed to higher provisions for loan losses. Similar to our entire industry, we also increased our allowances for loan losses, from Ch$387,803 million in 2012 to Ch$439,298 million in 2013, which represents a 13.3% increase. As mentioned, this is in line with the annual growth posted by our loan book, as well as other additional topics that translated into higher provisions for loan losses, such as: (i) the effect of a sharp increase in the Ch$/US$ exchange rate on provisions for loan losses indexed to US$ and (ii) specific credit quality deteriorations in the wholesale segment.

For allowances for loan losses associated with impaired loans and with non-impaired loans, see Note 11(c) to our audited consolidated financial statements as of and for the year ended December 31, 2013 appearing elsewhere in this annual report.

Loans are written-off when the collection efforts have been exhausted but not later than the maximum periods as follows:

Type of Loan	Term
Consumer loans with or without collateral	6 months
Other transactions without collateral	24 months
Commercial loans with collateral	36 months
Residential mortgage loans	48 months
Consumer leases	6 months
Other non-real estate lease transactions	12 months
Real estate leases (commercial or residential)	36 months

The following table presents detailed information on write-offs and shows the charge-offs breakdown by loan category:

	Year ended December 31,
	2011		2012		2013
IFRS:	(in millions of Ch$)
Commercial loans	Ch$	82,086	Ch$	43,164	Ch$	36,029
Mortgage loans		2,923		4,253		3,242
Consumer loans		92,951		135,316		157,264

Total	Ch$	177,960	Ch$	182,733	Ch$	196,535

Loan recoveries by type of loan are shown in the table below:

	Year ended December 31,
	2011		2012		2013
IFRS:	(in millions of Ch$)
Commercial loans	Ch$	16,014	Ch$	14,892	Ch$	13,330
Mortgage loans		1,106		1,971		1,927
Consumer loans		28,445		24,099		27,698

Subtotal		45,565		40,962		42,955
Recoveries and sales of loans reacquired from the Central Bank		90		—		—

Total	Ch$	45,655	Ch$	40,962	Ch$	42,955

The following tables classify our loan portfolio based on the borrower’s payment performance for each of the last three years:

	Year ended December 31, 2011
	Commercial Loans		Consumer Loans		Mortgage Loans		Total
IFRS:	(in millions of Ch$)
Total Past due after 90 days but less than 6 months	Ch$	41,729	Ch$	38,825	Ch$	15,367	Ch$	95,921
Total Past due after 6 months within 12 months		22,837		—		8,588		31,425
Total Past due 12 months within 24 months		30,982		—		6,487		37,469
Total Past due 24 months within 36 months		6,847		—		4,079		10,926
Total Past due 36 months within 48 months		—		—		3,164		3,164

Total Past Due	Ch$	102,395	Ch$	38,825	Ch$	37,685	Ch$	178,905

	Year ended December 31, 2012
	Commercial Loans		Consumer Loans		Mortgage Loans		Total
IFRS:	(in millions of Ch$)
Total Past due after 90 days but less than 6 months	Ch$	34,410	Ch$	44,093	Ch$	11,934	Ch$	90,439
Total Past due after 6 months within 12 months		31,497		14		6,017		37,528
Total Past due 12 months within 24 months		35,547		2		6,729		42,278
Total Past due 24 months within 36 months		5,936		—		3,783		9,719
Total Past due 36 months within 48 months		—		—		1,901		1,901

Total Past Due	Ch$	107,390	Ch$	44,109	Ch$	30,364	Ch$	181,865

	Year ended December 31, 2013
	Commercial Loans	Consumer Loans	Mortgage Loans	Total
IFRS:	(in millions of Ch$)
Total Past due after 90 days but less than 6 months	54,232	51,510	18,352	124,094
Total Past due after 6 months within 12 months	36,520	2	6,786	43,308
Total Past due 12 months within 24 months	47,790	2	6,730	54,522
Total Past due 24 months within 36 months	9,755	—	2,751	12,506
Total Past due 36 months within 48 months	16	—	2,284	2,300

Total Past Due	148,313	51,514	36,903	236,730

Allocation of Allowances for Loan Losses

The following tables set forth the proportions of our required allowances for loan losses attributable to our commercial, consumer and residential mortgage loans under IFRS as of the dates indicated.

	As of December 31, 2011
	Allowance amount		Allowance amount as a percentage of loans in category	Allowance amount as a percentage of total loans	Loans in category as percentage of total loans(1)
IFRS:	(in millions of Ch$, except percentages)
Commercial loans	Ch$	208,249	1.86%	1.20%	64.50%
Consumer loans		138,588	5.40	0.80	14.76
Residential mortgage loans		15,904	0.44	0.09	20.74

Total allocated allowances	Ch$	362,741	2.09%	2.09%	100.00%

	As of December 31, 2012
	Allowance amount		Allowance amount as a percentage of loans in category	Allowance amount as a percentage of total loans	Loans in category as percentage of total loans(1)
	(in millions of Ch$, except percentages)
IFRS:
Commercial loans	Ch$	207,676	1.77%	1.11%	62.52%
Consumer loans		164,047	5.78	0.87	15.12
Residential mortgage loans		16,080	0.38	0.09	22.36

Total allocated allowances	Ch$	387,803	2.07%	2.07%	100.00%

	As of December 31, 2013
	Allowance amount		Allowance amount as a percentage of loans in category	Allowance amount as a percentage of total loans	Loans in category as percentage of total loans(1)
IFRS:	(in millions of Ch$, except percentages)
Commercial loans	Ch$	241,442	1.85%	1.16%	62.64%
Consumer loans		179,354	5.84	0.86	14.70
Residential mortgage loans		18,502	0.39	0.09	22.66

Total allocated allowances	Ch$	439,298	2.10%	2.10%	100.00%

(1)	Based on our loan classification.

The following table sets forth our charge-offs for 2011, 2012 and 2013 by major economic sector and provides further detail of charge-offs that have already been described in the previous discussion of allowances for loan losses:

	Year Ended December 31,
	2011		2012		2013
IFRS:	(in millions of Ch$)
Commercial:
Agriculture	Ch$	5,208	Ch$	2 ,986	Ch$	5 ,615
Mining		606		812		1,605
Manufacturing		3,807		5,143		2,430
Construction		3,330		3,161		4,516
Commerce		52,057		9,228		8,825
Transport		2,132		2,287		3,309
Financial services		9,799		5,637		4,774
Community		5,147		13,910		4,955

Subtotal:	Ch$	82,086	Ch$	43,164	Ch$	36,029
Consumer loans		92,951		135,316		157,264
Mortgage loans		2,923		4,253		3,242

Total	Ch$	177,960	Ch$	182,733	Ch$	196,535

Composition of Deposits and Other Commitments

The following table sets forth under IFRS the composition of our deposits and similar commitments as of the dates indicated. See “—Average Balance Sheets, Interest Earned on Interest Earning Assets and Interest Paid on Interest Bearing Liabilities” for the average rate paid on each of the following deposit categories.

	As of December 31,
	2011		2012		2013
IFRS:	(in millions of Ch$)
Current accounts	Ch$	3,968,504	Ch$	4,495,135		5,018,155
Other demand deposits		926,922		975,836		966,177
Savings accounts		177,900		179,464		178,011
Time deposits		9,081,336		9,370,063		10,151,612
Other term balance payables		23,088		63,423		73,102

Total	Ch$	14,177,750	Ch$	15,083,921	Ch$	16,387,057

Maturity of Deposits

The following table sets forth under IFRS information regarding the currency and maturity of our deposits at December 31, 2013, expressed in percentages. UF-denominated deposits are similar to Chilean peso-denominated deposits in all aspects, except that the principal is readjusted periodically based on the value of the UF.

	As of December 31, 2013
	Ch$	UF	Foreign Currency	Total
	(in millions of Ch$)
IFRS:
Demand deposits	5,281,924	28,032	674,376	5,984,332
Savings accounts	—	178,011	—	178,011
Time deposits:
Maturing within three months	5,596,849	879,087	593,064	7,069,000
Maturing after three but within six months	937,607	349,278	81,210	1,368,095
Maturing after six but within 12 months	982,327	551,667	46,112	1,580,106
Maturing after 12 months	82,184	81,903	43,426	207,513

Total time deposits	7,598,967	1,861,935	763,812	10,224,714

Total deposits	12,880,891	2,067,978	1,438,188	16,387,057

The following table sets forth information under IFRS regarding the currency and maturity of deposits in excess of U.S.$100,000 as of December 31, 2013.

	As of December 31, 2013
	Ch$	UF	Foreign Currency	Total
	(in millions of Ch$)
IFRS:
Demand deposits	41.01%	1.36%	46.89%	36.52%
Savings accounts	—	8.61	—	1.09
Time deposits:
Maturing within three months	43.45	42.51	41.24	43.14
Maturing after three but within six months	7.28	16.89	5.65	8.35
Maturing after six but within 12 months	7.63	26.68	3.21	9.64
Maturing after 12 months	0.63	3.95	3.01	1.26

Total time deposits	58.99	90.03	53.11	62.39

Total deposits	100.00%	100.00%	100.00%	100.00%

Minimum Capital Requirements

Pursuant to the general Banking Law, local banks must comply with minimum capital requirements in relation to both total assets and risk-weighted assets. Basic Capital should be at least equal to 3.0% of their total assets, while banks’ Total Regulatory Capital, should be at least 8.0% of their risk weighted assets. Nevertheless, based on Banco de Chile’s systemic relevance the SBIF requires us to maintain a ratio of Regulatory Capital to Credit Risk-Weighted Assets above 10.0%. For more information see “Item 3. Key Information—Presentation of Financial Information” and “Item 4. Information on the Company—Regulation and Supervision—Capital Adequacy Requirements”.

The following table sets forth our minimum capital requirements (and availability) with respect to total assets, as set by the SBIF:

	As of December 31,
	2011	2012	2013
CHILEAN GAAP:	(in millions of Ch$)
Banco de Chile’s basic capital	1,739,173	2,007,057	2,284,314
Basic capital required (with respect to total assets)	(761,362)	(821,418)	(905,644)

Excess over minimum basic capital required	977,811	1,185,639	1,378,670

Similarly, the following table sets forth our minimum capital requirements (and availability) with respect to risk-weighted assets, as set by the SBIF:

	As of December 31,
	2011	2012	2013
CHILEAN GAAP:	(in millions of Ch$)
Banco de Chile’s Total Regulatory Capital	2,529,135	2,738,829	2,999,061
Total Regulatory Capital required (with respect to risk-weighted assets)	(1,958,487)	(2,070,952)	(2,298,110)

Excess over minimum Total Regulatory Capital required	570,648	667,877	700,951

Short-Term Borrowings

The principal categories of our short-term borrowings are amounts borrowed under foreign trade lines of credit, domestic inter-bank loans and repurchase agreements. The table below presents under IFRS the amounts outstanding and the weighted average nominal interest rate for each period indicated by type of short-term borrowing.

	For the year ended December 31,
	2011		2012		2013
IFRS:	Year-End Balance	Weighted Average Nominal Interest Rate	Year-End Balance	Weighted Average Nominal Interest Rate	Year-End Balance	Weighted Average Nominal Interest Rate
	(in millions of Ch$, except rate data)
Payables from repurchase agreements and security lending	223,202	4.86%	226,396	6.62%	256,766	5.12%
Borrowings from domestic financial institutions	—	—	—	—	—	—
Foreign borrowings	1,668,084	1.29	1,108,662	1.90	989,455	1.25
Other obligations	123,051	—	106,538	—	160,612	—

Total short-term borrowings	2,014,337	1.61%	1,441,596	2.50%	1,406,833	1.81%

The following table shows the average balance and the weighted average nominal rate for each short-term borrowing category during the periods indicated:

	For the year ended December 31,
	2011		2012		2013
IFRS:	Average Balance	Weighted Average Nominal Interest Rate	Average Balance	Weighted Average Nominal Interest Rate	Average Balance	Weighted Average Nominal Interest Rate
	(in millions of Ch$, except rate data)
Payables from repurchase agreements and security lending	218,847	4.96%	286,944	5.22%	289,107	4.55%
Central Bank borrowings	69	—	36	—	13	—
Borrowings from domestic financial institutions	73,590	3.06	34,702	3.52	35,928	3.94

Sub-total	292,506	4.48	321,682	5.04	325,048	4.48
Foreign borrowings	1,600,479	1.35	1,388,253	1.52	925,685	1.34

Total short-term borrowings	1,892,985	1.83%	1,709,935	2.18%	1,250,733	2.15%

The following table presents the maximum month-end balances of our principal sources of short-term borrowings during the periods indicated:

	Maximum 2011 month-end balance	Maximum 2012 month-end balance	Maximum 2013 month-end balance
IFRS:	(in millions of Ch$)
Investments sold under agreements to repurchase	321,956	310,616	330,407
Central Bank borrowings	98,865	60	17
Borrowings from domestic financial institutions	126,055	5,000	210,058
Foreign borrowings	1,914,290	1,735,573	1,180,252

Item 4B	Unresolved Staff Comments

None.

Item 5	Operating and Financial Review and Prospects

OPERATING RESULTS

Introduction

The following discussion should be read in conjunction with, and is entirely qualified by reference to, our audited consolidated financial statements as of and for the year ended December 31, 2013 appearing elsewhere in this annual report and “Item 4. Information on the Company—Selected Statistical Information.” Certain amounts (including percentage amounts) that appear in this annual report may not total due to rounding.

We prepare our audited consolidated financial statements in accordance with IFRS as issued by the IASB.

Until and including our consolidated financial statements included in our annual report on Form 20-F for the year ended December 31, 2008, we prepared our audited consolidated financial statements in accordance with Chilean GAAP, with reconciliations to U.S. GAAP. As required by IFRS 1—First Time Adoption of International Financial Reporting Standards, our financial position as of December 31, 2008 and our results of operations for the year ended December 31, 2008 were restated in accordance with IFRS 1 for comparative purposes. Reconciliations and description of the transition to IFRS, and the effects on assets, liabilities, equity, net income and cash flows are presented in Note 5 to our audited consolidated financial statements included in our annual report on Form 20-F for the year ended December 31, 2009 filed with the SEC on June 29, 2010. Unless otherwise indicated, the financial information included in this annual report for the years 2009, 2010, 2011, 2012 and 2013 has been derived from financial statements that were prepared in accordance with IFRS. See Note 2(a) to our audited consolidated financial statements as of and for the year ended December 31, 2013 appearing elsewhere in this annual report. IFRS differs in certain significant respects from Chilean GAAP. As a result, our financial information presented under IFRS is not directly comparable to any of our financial information presented under Chilean GAAP. Accordingly, readers should avoid such comparison.

Overview

We are a leading bank within the Chilean financial system, providing a broad range of financial products and services to individual and corporate customers who are primarily located in Chile. Accordingly, our financial condition, results of operations and our ability to achieve our strategic business goals could be adversely affected by changes in Chile’s economic conditions and the resulting effects on macroeconomic indicators (such as interest rates, inflation and GDP growth, among others), modifications of non-economic policies implemented by the Chilean government that can affect private sector activities, or other political and economic developments in Chile, as well as regulatory changes or administrative practices of Chilean authorities over which we have no control. See “Item 3. Key Information—Risk Factors—Risks Relating to Chile—Inflation could adversely affect the value of our ADSs and financial condition and results of operations” and “Item 3. Key Information—Risk Factors—Risks Relating to Chile—Our growth and profitability depend on the level of economic activity in Chile.”

According to information published by the SBIF, as of December 31, 2013, excluding operations of subsidiaries abroad, we were the second largest bank in Chile in terms of total loans with a market share of 19.1%, the largest provider of commercial loans with a market share of 19.5%, the largest bank in Chile in terms of average balances of current accounts and demand deposits with a 23.2% market share, the second-largest provider of consumer loans in Chile with a market share of 20.9% and the second largest non-governmental bank in Chile in terms of residential mortgage loans with a market share of 17.4%. Also according to the SBIF, as of December 31, 2013, we were the largest bank in Chile in terms of net income with a market share of 26.8% and the largest bank in Chile in terms of current account balances held by individuals with a market share of 30.2%. According to the Chilean Association of Mutual Funds, as of December 31, 2013, we were the largest provider of mutual funds management services in Chile with a market share of 21.3%.

As for the economy, after a period of accelerated growth between 1985 and 1997, when Chile’s gross domestic product grew at an average annual rate of 7.0%, Chile’s economic growth slowed to an average rate of 4.7% between 2000 and 2008. Since 2008 the Chilean economy has faced difficult and volatile circumstances, ranging from a global economic slowdown caused by the subprime mortgage crisis in United States to the worst earthquake reported in over 50 years in Chile. However, the country has been able to cope with this challenging environment and maintain sustained growth, with annual GDP expansion rates of 5.8% for 2010, 5.8% for 2011 and 5.4% for 2012. These expansions in GDP were supported by Chile’s stable financial condition that, in turn, relied on an independently managed Central Bank, a floating exchange rate regime, a state’s policy intended to accumulate international reserves and maintain low external debt levels, a well-diversified international trade and a fiscal policy internationally recognized for its responsibility and long-term vision.

During 2013 and in line with the trend followed by most of the developing countries, Chilean economic activity started to show some signs of slowdown by recording a 4.1% GDP expansion. Although this figure was 1.3% below the expansion posted in 2012, local economic growth continued to be above the average recorded by Latin-American countries and the world.

The slower economic pace was largely explained by decreased investment activity, which was the result of postponed investment in the mining and energy sectors due to environmental issues. This also had some impact on the activity of other sectors such as manufacturing and industrial services. Also, even though demand for housing continues to be strong, there has been a deceleration in the construction sector amid tighter credit-granting policies set by banks, while real estate companies have constrained their expansion plans waiting for inventory liquidation. Lastly, increasing energy prices also contributed to a deceleration in economic activity. All in all, investment showed a significant slowdown in 2013 by posting a slight 0.4% annual growth as compared to the expansion of 12.2% posted in 2012.

Conversely, private consumption continued to be the main driver for economic growth, although it reduced its pace. Consumption represents more than 60% of Chilean GDP and it has become the main engine for GDP growth over the last years. GDP growth has been based on a low unemployment rate, which averaged 5.9% in 2013, together with real wages that grew at a rate of 2.4% in annual terms. Also, credit conditions have remained fairly stable within the local market, which has promoted indebtedness and consumption. However, retail sales slid moderately in 2013. This trend indicates a gradual slowdown and is aligned with lower consumer expectations regarding the economy’s outlook. All in all, consumption posted real growth of 5.4% in 2013 as compared to a 5.6% increase in 2012.

As for inflation, local prices have decoupled from trends in local aggregate demand. In spite of the moderate slowdown in private consumption, the CPI index recorded a 3.0% annual increase in 2013 as compared to a 1.5% annual increase in 2012. The annual increase in the CPI was mainly caused by increasing prices for food, energy and transportation. Although this annual change was above market expectations and the Central Bank’s estimates, inflation remained within the long-run targeted range set by that institution. In 2013 inflation was concentrated in the fourth quarter of 2013. This was mainly the result of sharp Chilean-peso devaluation (9.6% during the whole year) with respect to the U.S. dollar, which has been in line with a global trend in currencies and an accomodative monetary policy by the Central Bank. All of these factors resulted in higher prices of tradable goods, in which Chile is a net importer.

As mentioned above, given controlled inflation and the signs of slowdown evidenced in the local economy, during the fourth quarter of 2013, the Central Bank began an easing stage of its monetary policy by cutting the marginal standing facility rate twice, in October and November 2013, by 25 basis points (50 bp total). As a consequence, the monetary policy rate declined from 5.0%—where it had remained for almost two years—to 4.5% by December 2013. By early 2014, the Central Bank carried out two additional cuts in the policy rate of 25 basis points each one. These actions have been intended to promote higher consumption and investment, as GDP growth forecasts have been revised downward by the Central Bank and market analysts. As of April 15, 2014 the marginal standing facility rate was 4.0%.

Regarding the stock market, during 2013 the IPSA index (composed of the 40 most- traded Chilean stocks) reflected both a bearish trend among local investors who were looking for a haven in fixed-income amid volatile global conditions and a less positive outlook for the local economy that could affect the earnings of highly traded companies. As a result, the IPSA index was at 3,699.19 points as of December 31, 2013, which represented a 14.0% decline as compared to the 4,301.38 points recorded as of December 31, 2012. In addition, the easing policy undertaken by the Central Bank towards the end of 2013 and signs of recovery observed for developed economies also contributed to a decline in the IPSA index, as bets on exchange rates became a new investment alternative, particularly in the short term. By early 2014, the IPSA index has begun a path to recovery, based on the revised expectations of analysts. According to data provided by Bloomberg, as of April 15, 2014 the IPSA index was at 3,877.49 points, which represented a 4.8% year-to-date increase.

Inflation

In the past, Chile experienced high levels of inflation that affected the financial condition and results of operations of most industries. Nevertheless, since the 1990s, inflation has been maintained under control through responsible monetary policy carried out by an independent Central Bank. Over the last three years, inflation has been conditioned on local economic dynamics. In fact, due to the slowdown in the global and local economy, during 2009 inflation turned negative and closed the year with a deflation of 1.4%. Conversely, throughout 2010, inflation returned to more normal levels and was within the long-term range of 2.0% to 4.0% per year targeted by the Central Bank, ending the year at 3.0%. After that, stimulative economic activity—led by private consumption—and high international prices for oil and food fostered inflation of 4.4% in 2011. During 2012, inflation was 1.5%. This figure was below initial expectations and was mainly explained by a decrease in international oil prices that translated into lower local prices for transportation and utilities. Decreasing prices in these sectors more than offset higher food prices. Nevertheless, in 2013 inflation returned to the long-run range set by the Central Bank by posting a CPI increase of 3.0%. This figure was influenced by higher food, transportation and energy prices, which in turn were prompted by a sharp increase in the Ch$/US$ exchange rate that translated into a higher cost of imported tradable goods.

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

UF-Denominated Assets and Liabilities. The UF is revalued in monthly cycles. On each day in the period beginning the tenth day of the current month through the ninth day of the next month, the nominal peso value of the UF is indexed up (or down in the event of deflation) in order to reflect each day a pro rata amount of the prior calendar month’s change in the CPI as published by the Chilean National Statistics Institute. One UF was equal to Ch$22,840.75 as of December 31, 2012 and Ch$23,309.56 as of December 31, 2013. The effect of any changes in the nominal peso value of our UF-denominated assets and liabilities is reflected in our results of operations as an increase (or decrease, in the event of deflation) in interest revenue and expense. Our net interest income will be positively affected by inflation (and negatively affected by deflation) to the extent that our average UF-denominated assets exceed our average UF-denominated liabilities, while our net interest income will be negatively affected by inflation (and positively affected by deflation) when average UF-denominated liabilities exceed our average UF-denominated assets. Our average UF-denominated assets exceeded our average UF-denominated liabilities by Ch$3,900,986 million (U.S.$8,136.04 million) as of December 31, 2012 and Ch$4,625,444 million (U.S.$ 8,798.30 million) as of December 31, 2013. These figures exclude derivatives. See “Item 4. Information on the Company—Selected Statistical Information.”

Peso-Denominated Assets and Liabilities. Interest rates in Chile tend to reflect the rate of inflation during the relevant period and expectations regarding future inflation. The sensitivity of our peso-denominated interest earning assets and interest bearing liabilities to the inflation rate varies. See “—Interest Rates.” We maintain a substantial amount of non-interest bearing, peso-denominated current accounts and other demand deposits. The ratio of such deposits to average interest bearing peso-denominated liabilities was 62% during the year ended December 31, 2012 and 62% during the year ended December 31, 2013. Since a large part of such deposits are not indexed to inflation, even a slight decline in the rate of inflation may adversely affect our net interest margin on assets funded with such deposits and even a slight increase in the rate of inflation may increase the net interest margin on such assets. See “Item 4. Information on the Company—Selected Statistical Information—Interest Earning Assets and Net Interest Margin.”

Interest Rates

Interest rates earned and paid on our assets and liabilities reflect in part, inflation and expectations regarding future inflation, shifts in short-term interest rates related to the Central Bank’s monetary policies and movements in long-term real rates. The Central Bank manages short-term interest rates based on its objectives of balancing low inflation and economic growth. As a consequence of strong recovery signs for economic activity and the more normalized inflationary environment, the Central Bank began to withdraw the monetary stimulus in June 2010 by increasing the monetary policy annual interest rate to 1.00% from the 0.5% maintained during the first half of that year. Since June 2010, the Central Bank repeatedly raised the marginal standing facility rate, ending 2011 at 5.25%, above the level of 3.25% recorded in December 2010. Nevertheless, as a consequence of the tempered global slowdown during the last quarter of 2011 and the uncertainty regarding the fiscal condition of some developed countries, the Central Bank decided to lower the reference interest rate by 0.25% on January 12, 2012.

After that, the Central Bank maintained the marginal standing facility rate at 5.0% during 22 months, until October 2013. This neutral bias was supported by the growth of the local economy over the last two years, prompting a virtuous cycle that resulted in increasing real wages, low unemployment and growing private consumption. These trends were also accompanied by low inflationary pressures. Conversely and as mentioned earlier, by the end of 2013 the Central Bank commenced an easing monetary policy. By early 2014, the Central Bank maintained this expansionary bias by applying two additional cuts of 25 basis points each to the marginal standing facility rate. As of April 15, 2014 the monetary policy interest rate was 4.0%.

Since our liabilities generally re-price faster than our assets, changes in the rate of inflation or short-term interest rates are reflected in the nominal interest rates we pay on our liabilities before they are reflected in the nominal interest rates we earn on our assets. Accordingly, our net interest margin on assets and liabilities is usually adversely affected in the short-term by increases in short-term nominal interest rates and benefits in the short-term from decreases in short-term nominal interest rates, although the existence of non-interest bearing peso-denominated demand deposits tends to mitigate both effects. See “—Inflation—Peso-Denominated Assets and Liabilities.” In addition, because our peso-denominated liabilities have relatively short re-pricing periods, those liabilities generally are more sensitive to changes in inflation or short-term interest rates than our UF-denominated liabilities. As a result, during periods when current inflation exceeds the previous month’s inflation, customers often switch funds from peso-denominated deposits to more expensive UF-denominated deposits, thereby adversely affecting our net interest margin.

According to information published by the Central Bank, the average annual short-term nominal interest rate, based on the rate paid by Chilean financial institutions for 90 to 360-day Chilean peso-denominated deposits, was 5.61% in 2011, 5.90% in 2012 and 5.20% in 2013. The average annual long-term nominal interest rate, based on the interest rate of the Central Bank’s five-year Chilean peso-denominated bonds, was 5.67% in 2011, 5.26% in 2012 and 5.14% in 2013.

Foreign Currency Exchange Rates

A portion of our assets and liabilities are denominated in foreign currencies, principally U.S. dollars. In the past, we have maintained and may continue to maintain gaps between the balances of such assets and liabilities. This gap includes assets and liabilities denominated in foreign currencies and assets and liabilities denominated in Chilean pesos that contain repayment terms linked to changes in foreign currency exchange rates. However, we generally offset this gap by taking hedging derivative positions. Because foreign currency denominated assets and liabilities, as well as interest earned or paid on such assets and liabilities and gains (losses) realized upon the sale of such assets, are translated into pesos in preparing our audited consolidated financial statements, our reported income is affected by changes in the value of the peso with respect to foreign currencies, primarily the U.S. dollar. Adjustments to U.S. dollar-indexed assets are reflected as adjustments in net interest earnings and offset results in our foreign exchange position. See “Item 3. Key Information—Exchange Rates and Item 3. Key Information Risk Factors—Currency fluctuations could adversely affect the value of our ADSs and any distributions on the ADSs.”

Critical Accounting Policies

We prepare our audited consolidated financial statements in accordance with IFRS as issued by the IASB. The notes to our audited consolidated financial statements as of and for the year ended December 31, 2013, which are included in this annual report, contain a summary of our significant accounting policies.

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

For a further description of our policy regarding allowances for loan losses, see note 2(h) to our audited consolidated financial statements as of and for the year ended December 31, 2013 appearing elsewhere in this annual report.

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

Fair Value Estimates for Financial Assets and Liabilities

International Financial Reporting Standard (“IFRS”) 13 defines “fair value” as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. IFRS 13 seeks to increase consistency and comparability in fair value measurements and related disclosures through a ‘fair value hierarchy’. The hierarchy categorises the inputs used in valuation techniques into three levels. The hierarchy gives the highest priority to (unadjusted) quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs.

The Bank uses valuation techniques appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

The objective of using a valuation technique is to estimate the price at which an orderly transaction to sell the asset or to transfer the liability would take place between market participants and the measurement date under current market conditions. Three widely used valuation techniques are:

•

Market approach—uses prices and other relevant information generated by market transactions involving identical or comparable (similar) assets, liabilities, or a group of assets and liabilities (e.g. a business)

•	Cost approach—reflects the amount that would be required currently to replace the service capacity of an asset (current replacement cost)

•	Income approach—converts future amounts (cash flows or income and expenses) to a single current (discounted) amount, reflecting current market expectations about those future amounts.

In some cases, a single valuation technique will be appropriate, whereas in others multiple valuation techniques will be appropriate. The objective of a fair value measurement is to estimate the price at which an orderly transaction to sell the asset or to transfer the liability would take place between market participants at the measurement date under current market conditions. A fair value measurement requires an entity to determine all of the following:

•	the particular asset or liability that is the subject of the measurement (consistently with its unit of account)

•	the principal (or most advantageous) market for the asset or liability

•

the valuation technique(s) appropriate for the measurement, considering the availability of data with which to develop inputs that represent the assumptions that market participants would use when pricing the asset or liability and the level of the fair value hierarchy within which the inputs are categorized. For a further description of our internal fair value classification, see note 40 to our audited consolidated financial statements as of and for the year ended December 31, 2013 appearing elsewhere in this annual report.

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

Income and expenses from fees and commissions are recognized in consolidated income using different criteria based on the nature of the income or expense in accordance with IAS 18 and IAS 39. Fees earned from transactions or services provided over a longer period of time are recognized over the life of the transactions or services. The revenue recognition of fees from such transactions requires management judgment to some degree. Due to the nature of business from which we derive fees and commissions (e.g., asset management, custody of assets), the required degree of estimation is small.

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

New Standards Adopted in 2013

The Bank currently applies, for the first time, certain standards and amendments such as IFRS 10—Consolidated Financial Statements, IFRS 11—Joint Arrangements, IFRS 12—Disclosure of Interest in Other Entities, IAS 19—Employee Benefits and IFRS 13- Fair Value Measurement, IAS 1—Presentation of Financial Statements and IFRS 7—Financial Instruments: Disclosure. The nature and effect of these changes are disclosed below.

IAS 1 Presentation of Items of Other Comprehensive Income. This rule introduces a new grouping of items to be presented in other comprehensive income (OCI). Items that could be reclassified (or recycled) to profit or loss at a future point in time now have to be presented separately from items that will never be reclassified. The amendment affected presentation only and had no impact on the Bank’s financial position or performance.

IFRS 7 Financial Instruments: Disclosures Offsetting Financial Assets and Financial Liabilities. The amendment requires an entity to disclose information about rights to set-off financial instruments and related arrangements (e.g., cash collateral agreements). The disclosures would provide users with information that is useful in evaluating the effect of netting arrangements on an entity’s financial position. The Bank has disclosed the impact of master netting agreements. None of these netting arrangements qualify for netting under the requirements of IAS 32; therefore, financial instruments subject to netting arrangements are presented on a gross basis in the balance sheet.

IFRS 10 Consolidated Financial Statements. IFRS 10 establishes a single control model that applies to all entities including special purposes entities. IFRS 10 replaces the parts of previously existing IAS 27—Consolidated and Separate Financial Statements that dealt with consolidated financial statements and SIC—12 Consolidation—Special Purposes Entities. IFRS 10 changes the definition of control such that an investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

The Bank and its subsidiaries performed an analysis on all entities to which they are exposed or have rights to variable returns in order to determine if entities, other than wholly owned entities, need to be consolidated as result of controlling them under the new control definition. Although there is no impact as to entities that need to be consolidated, new disclosures are required by IFRS 12.

IFRS 11 Joint Arrangements. IFRS 11 removes the option to account for jointly controlled entities using proportionate consolidation. Instead, the entity that meets the definition of a joint venture under IFRS 11 must be accounted for using the equity method.

Based on the above, the Bank has performed a review of its investment in Servipag Ltda. and Artikos Chile S.A. and has determined that these qualify as joint ventures. These entities were previously recorded under the equity method; therefore, there is no accounting impact. As result of the adoption of IFRS 12, some new disclosures are required for joint ventures.

IFRS 12 Disclosure of Interest in Other Entities. IFRS 12 sets out the requirements for disclosures relating to an entity’s interests in subsidiaries, joint arrangements, associates and structured entities. As mentioned above, the Bank has expanded and included new disclosures required by IFRS 12 for associates, joint arrangements and structured entities on this interim period, as none of these disclosure requirements are applicable for interim condensed consolidated financial statements, unless required by significant events or transactions in the interim period.

IFRS 13 Fair Value Measurement. IFRS 13 establishes a single source of guidance under IFRS for all fair value measurements. IFRS 13 does not change when an entity is required to use fair value, but rather provides guidance on how to measure fair value under IFRS when fair value is required or permitted. The application of IFRS 13 has impacted fair value measurements related to derivatives by including the Bank’s own credit risk (commonly referred as to “Debit Value Adjustment”).

IAS 19 Employee Benefits. IAS 19 includes a number of amendments to the accounting for defined benefit plans, including actuarial gains and losses that are now recognized in Other Comprehensive Income (OCI) and permanently excluded from profit and loss; expected returns on plan assets that are no longer recognized in profit or loss, instead, there is a requirement to recognize interest on the net defined benefit liability (asset) in profit or loss, calculated using the discount rate used to measure the defined benefit obligation; and, unvested past service costs are now recognized in profit or loss at the earlier of when the related restructuring or termination costs are recognized.

Results of Operations for the Years Ended December 31, 2011, 2012 and 2013

The consolidated financial information presented in this section for the years ended December 31, 2011, 2012 and 2013 has been audited and prepared in accordance with IFRS. In addition, to the extent that it is available and because we believe it is useful in analyzing our results, we have included information classified by the business segments that we use for internal reporting purposes. As mentioned earlier, information about our business segments is reported under our internal reporting policies, which differ in significant respects from IFRS.

Net Income

The following table sets forth the principal components of our net income, as detailed in our audited consolidated financial statements for the years ended December 31, 2011, 2012 and 2013:

	For the Year Ended December 31,			% Increase (Decrease)
IFRS:	2011	2012	2013	2011/2012	2012/2013
	(in millions of Ch$, except percentages)
Net interest income	877,475	964,137	1,061,571	9.9%	10.1%
Net fees and commissions income	290,108	287,272	287,093	(1.0)	(0.1)
Other income (loss), net	74,863	72,222	130,013	(3.5)	80.0
Provisions for loan losses	(146,925)	(166,420)	(221,653)	13.3	33.2
Operating expenses	(595,000)	(612,934)	(619,530)	3.0	1.1
Income attributable to associates	3,054	(468)	1,780	—	—

Income before income taxes	503,575	543,809	639,274	8.0	17.6
Income taxes	(65,431)	(63,928)	(89,085)	(2.3)	39.4

Net income	438,144	479,881	550,189	9.5%	14.7%

2012 and 2013. During 2013 our net income was Ch$550,189 million, increasing by 14.7% as compared to the Ch$479,881 million recorded in 2012. The annual increase in net income was primarily the result of:

•

Sustained loan growth and stable lending spreads in all of our targeted segments. During 2013 we selectively expanded our loan book by prioritizing those segments with a favorable risk-return relationship. On the whole, our average balances of total loans increased by 9.9% in 2013. This annual advance was primarily focused on a 12.2% annual increase in average loans managed by our Retail Banking segment while average loans handled by our Wholesale Banking segment recorded a 5.5% annual increase in 2013. These expansions are in line with our strategic priorities but also with market conditions, such as strong competition within the corporate segment. Together with these trends in loans and given our selective growth, we were also able to slightly increase our average lending spreads.

•

Higher contribution from non-interest bearing liabilities as a result of increasing balances and despite recent cuts in the Central Bank’s marginal standing facility rate, which affected market rates as well. As for the former, our average balances of current accounts and demand deposits increased by 10.7% in 2013 as compared to 2012. This annual growth in non-interest bearing liabilities increased the profitability of interest earning assets and also more than offset the interest rate reductions set by the Central Bank in the marginal standing facility rate (a decrease of 50 bp in 2013).

•

Higher revenues from our UF net asset position. Despite inflation (measured as UF variation) was lower in 2013 than 2012, we benefited from our UF net asset position through increasing our exposure to inflation, and, to a lesser extent, due to a positive repricing effect on interest bearing peso-denominated liabilities as a result of two consecutive cuts in the monetary policy by the end of 2013.

•

Higher revenues from the management of our Treasury. Given favorable shifts in market factors, especially by the end of 2013, our Treasury was able to make profits from term gapping, liabilities repricing and the management of our investment portfolio.

The factors mentioned above were partly offset by a 33.2% annual increase in provisions for loan losses that was prompted by: (i) the previously mentioned loan growth, (ii) the devaluation of the Chilean peso that negatively impacted our U.S.$-denominated provisions for loan losses (although this effect was mostly offset by a hedging asset position whose revenues are recognized under other income (loss) net), and (iii) credit deterioration linked to specific wholesale customers and—to a lesser extent—the SME business. The increase in provisions for loan losses went along with an annual increase of 39.4% in income taxes, owing to both the 17.6% annual increase in income before income tax in 2013 as compared to 2012 and also to a low basis for comparison, since in 2012 we recognized non-recurring tax benefits associated with our deferred taxes as a result of an increase in the statutory corporate tax rate.

2011 and 2012. Our net income was Ch$479,881 million in 2012, which represents a 9.5% increase as compared to the figure recorded a year earlier. Our net income for 2012 is especially notable in light of the low inflationary environment observed in 2012 and its effect on our net asset position indexed to inflation. The main drivers that influenced the net income increase were:

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

•

Our leading market position in non-interest bearing current accounts and demand deposits, reflected in a 8.5% annual increase in average balances, was supplemented by nominal interest rates that were slightly above 2011 figures due to a monetary policy interest rate that averaged 5.0% in 2012 as compared to an average of 4.7% in 2011. Income attributable to this funding source increased in 2012 when compared to 2011.

•

A decrease in income taxes due to the tax benefits associated with deferred taxes that were caused by the tax reform passed in 2012. This reform increased the Chilean corporate tax rate that was originally set at 18.5% for 2012 (and 17.0% from 2013) to 20.0% for 2012 and thereafter. This issue resulted in a one-time positive effect of approximately Ch$9,029 million in deferred taxes.

•	Higher revenues from trading in fixed-income and derivative securities, which allowed as to offset lower income from the management of our available-for-sale portfolio.

The drivers behind the increase in net income also effectively offset some of the negative forces that affected our business operations in 2012, including: (i) inflation that remained below market expectations and also below the variation observed in the CPI during 2011, which negatively impacted the contribution to our UF net asset position, (ii) a flattened yield curve that reduced the possibilities of term spread arbitrage (term gapping), (iii) a 13.3% increase in provisions for loan losses due to the loan book expansion, particularly in the retail banking segment, and a moderate deterioration in credit quality across the industry, especially during the first half of 2012, and (iv) a 1.0% drop in fees and commissions.

Net Interest Income

The tables included under the headings “—Interest Revenue” and “—Interest Expense” set forth information regarding our consolidated interest revenue and expenses, average interest earning assets and average interest bearing liabilities for the years ended December 31, 2011, 2012 and 2013. This information is derived from tables included elsewhere in this annual report under “Item 4. Information on the Company—Selected Statistical Information” and is qualified in its entirety by reference to such information.

	For the Year Ended December 31,						% Increase (Decrease)
IFRS:	2011		2012		2013		2011/2012	2012/2013
	(in millions of Ch$, except percentages)%
Interest revenue	Ch$	1,501,684	Ch$	1,672,766	Ch$	1,765,942	11.4%	5.6%
Interest expense		(624,209)		(708,629)		(704,371)	13.5	(0.6)

Net interest income		877,475		964,137		1,061,571	9.9%	10.1%

Net interest margin(1)(2)		4.80%		4.68%		4.67%	—	—

(1)	Net interest income divided by average interest-earning assets. The average balances for interest-earning assets, including interest readjustments, were calculated on the basis of our daily balances and on the basis of monthly balances for our subsidiaries.
(2)	Net interest margin does not include the interest earned on trading securities, which is accounted for under Other Income (Loss) Net.

2012 and 2013. Our net interest income amounted to Ch$1,061,571 million in 2013, which outperformed by 10.1% the Ch$964,137 million recorded a year earlier. This annual increase was principally the result of:

•

The previously mentioned expansion in our loan book. Our average balances of total loans increased by 9.9% in 2013 as compared to 2012. This expansion was focused on those segments where we still have room to grow and —more importantly— in which the risk-return equation is favorable. Accordingly, our loan growth was largely fostered by a 12.2% growth in average loans of our Retail Banking segment, especially linked to a 13.1% annual expansion in middle and upper income personal banking, in conjunction with a 12.6% annual increase in SMEs. In the Wholesale Banking segment, the overall growth of 5.5% in average loans was principally prompted by a 14.2% rise in average loans associated with our Large Companies and Real Estate Division (Middle Market). These drivers enabled us to more than offset an annual slight decrease in loans granted to Corporations and a slowdown in average loans to our lower income individual segment. Altogether, we increased our revenues from loans by approximately Ch$59,700 million in 2013 as compared to 2012.

•

Higher contribution from our non-interest bearing liabilities. Based on a 10.7% annual increase in average balances of current accounts and demand deposits, we were able to completely offset the effect of lower nominal interest rates following two consecutive cuts of 25 basis points in the marginal standing facility rate by the end of 2013. Accordingly, greater balances of these liabilities resulted in higher profitability for our balance sheet, which translated into higher benefits by approximately Ch$23,400 million in 2013 as compared to 2012.

•

A more favorable scenario for our UF net asset position. Despite the UF increase of 2.05% in 2013 as compared to an increase of 2.45% in 2012, we benefited from an enlarged exposure to UF and more convenient funding for the portion of these assets funded with Ch$-denominated liabilities given the decrease in nominal interest rates towards the end of 2013. Higher revenues from our UF net asset position amounted to approximately Ch$17,600 million in 2013 as compared to 2012.

As mentioned, an important part of the increase in net interest income was fostered by more accessible funding based on: (i) our leading market position in non-interest bearing liabilities, (ii) our high credit ratings that translated into low risk premiums for our international debt placements and (iii) a positive repricing effect given the decrease in short-term interest rates towards the end of 2013. This allowed us to more than offset lower revenues from our time deposits and saving accounts by approximately Ch$1,100 million and a yield curve that remained almost flat in 2013, despite the steepening observed towards the end of 2013.

On the whole, despite the 10.1% annual increase in net interest income, our net interest margin experienced a slight annual decrease of one basis point, from 4.68% in 2012 to 4.67% in 2013. This was principally the result of a proportionally higher increase in interest earning assets (10.3% on an annual basis), especially average balances of total loans that grew by 9.9% in 2013 as compared to 2012, and average balances of financial investments (including Available-for-Sale and Held-for-Trading securities) that increased by 11.4% on a yearly basis. As for the latter, it is important to mention that interest accrued on trading securities is not recognized as interest revenue.

2011 and 2012. In 2012 our net interest income was Ch$964,137 million, which represented a 9.9% increase from the Ch$877,475 million in 2011. This annual increase was primarily caused by:

•

An average balance of total loans that increased by 13.5%. This increase was primarily caused by average balances of retail banking segment loans that recorded a 17.1% annual expansion and, to a lesser extent, loans granted to our wholesale banking segment whose average balances increased by 10.5%. This greater business scale, together with slightly higher lending spreads, translated into an increase in revenues from loans of approximately Ch$78,360 million in 2012 as compared to 2011.

•

Current accounts and demand deposits that continue to be an important and attractive funding source for our operations, based on average balances that increased 8.5% in 2012 and a monetary policy interest rate that remained at 5.0% in 2012 as compared to an average of 4.7% in 2011. These factors resulted in higher revenues from current accounts and demand deposits of approximately Ch$31,650 million in 2012 as compared to 2011.

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

Interest Revenue

The following table sets forth information regarding our interest revenue and average interest earning assets for the years ended December 31, 2011, 2012 and 2013:

	For the Year Ended December 31,						% Increase (Decrease)
	2011		2012		2013		2011/2012	2012/2013
IFRS:	(in millions of Ch$, except percentages)%
Interest revenue	Ch$	1,501,684	Ch$	1,672,766	Ch$	1,765,942	11.4%	5.6%
Average interest earning assets:
Commercial loans		10,332,183		11,476,946		12,477,510	11.1	8.7
Residential mortgage loans		3,233,830		3,924,080		4,455,850	21.3	13.6
Consumer loans		2,334,914		2,654,234		2,909,832	13.7	9.6

Total loans		15,900,927		18,055,260		19,843,192	13.5	9.9

Deposits in Central Bank		334,991		370,298		396,272	10.5	7.0
Repurchase agreements		85,087		42,109		27,382	(50.5)	(35.0)
Financial investments		1,562,251		1,748,349		1,946,975	11.9	11.4
Loans and advance to banks		393,579		381,578		496,870	(3.0)	30.2

Total	Ch$	18,276,835	Ch$	20,597,594	Ch$	22,710,691	12.7%	10.3%

Average rates earned on total interest earning assets(1)(2):
Average nominal rates		8.22%		8.12%		7.78%	—	—

(1)	See “Item 4. Information on the Company—Selected Statistical Information—Average Balance Sheets, Interest Earned on Interest Earning Assets and Interest Paid on Interest Bearing Liabilities.”
(2)	Average rates earned on interest earning assets do not include the interest earned on trading securities, which is accounted for under Other Income (Loss) Net.

2012 and 2013. Our interest revenues recorded a 5.6% annual increase in 2013 as compared to 2012. This annual increase was primarily due to loan expansion (9.9% in average balances), especially focused on middle and upper income personal banking, SMEs and Middle Market Companies, with average loans to these segments increasing 13.1%, 12.6% and 14.2%, respectively. Despite the positive effect associated with loan growth, we recorded a decrease in the average yield of our interest earning assets, from 8.12% in 2012 to 7.78% in 2013. This annual decrease was mainly associated with: (i) lower UF variation (2.05% in 2013 as compared to 2.45% in 2012) that negatively impacted the interest earned on UF-denominated assets and (ii) reduced mid and long-term nominal interest rates, which impacted the interest earned on Ch$-denominated assets. Lastly, increasing balances of assets Available-for-Sale and Held-for-Trading also contributed to a lower yield, as interest accrued on trading securities is not fully allocated in this line item.

2011 and 2012. The 11.4% annual increase in our interest revenue was mainly fostered by a 12.7% annual increase in average interest earning assets that, in turn, was primarily prompted by a 13.5% annual growth in the average balance of total loans, especially those associated with our retail banking segment (e.g., residential mortgage and consumer loans granted to individuals, as well as commercial loans granted to SMEs). These positive factors allowed us to effectively offset the negative effect of a 1.4% drop in the UF (from 3.9% in 2011 to 2.5% in 2012) that negatively impacted the interest earned on UF-denominated assets. This effect was amplified by a decrease in mid and long-term nominal interest rates that affected the interest earned on Ch$-denominated assets. On the whole, the yield of our average interest earning assets decreased 10 bp, from 8.22% in 2011 to 8.12% in 2012.

Interest Expense

The following table sets forth information regarding our interest expense and average interest bearing liabilities for the years ended December 31, 2011, 2012 and 2013:

	For the Year Ended December 31,						% Increase (Decrease)
	2011		2012		2013		2011/2012	2012/2013
IFRS:	(in millions of Ch$, except percentages)%

Interest expense	Ch$	624,209	Ch$	708,629	Ch$	704,371	13.5%	(0.6)%

Average interest-bearing liabilities:
Saving accounts and time deposits(1)		8,450,231		9,380,123		9,842,483	11.0	4.9
Securities under agreements to repurchase		218,847		286,944		289,107	31.1	0.8
Borrowings from financial institutions		1,715,417		1,435,362		1,201,866	(16.3)	(16.3)
Debt issued		1,994,679		2,838,170		3,771,209	42.3	32.9
Other financial obligations		168,858		170,977		173,868	1.3	1.7

Total	Ch$	12,548,032	Ch$	14,111,576	Ch$	15,278,533	12.5%	8.3%

Average rates paid on total interest bearing liabilities(2):
Average nominal rates		4.97%		5.02%		4.61%	—	—
Average (Chilean peso-denominated) non-interest bearing current account and demand deposits		4,540,335		4,926,475		5,455,342	8.5%	10.7%

(1)	Includes interest-earning demand deposits.
(2)	See “Item 4. Information on the Company—Selected Statistical Information—Average Balance Sheets, Interest Earned on Interest Earning Assets and Interest Paid on Interest Bearing Liabilities.”

2012 and 2013. Our interest expense decreased by 0.6% on an annual basis, from Ch$708,629 million in 2012 to Ch$704,371 million in 2013. This annual decrease was driven by effective management of our funding structure, brand recognition and also favorable shifts in market factors. As for the former, since 2011 we have promoted an increasing diversification of our liability structure by issuing debt internationally in various markets. Under this strategy, our overseas debt placements amounted to approximately U.S.$1,120 million in 2013 and bore low risk premiums given our high credit rating. In addition, based on our brand recognition and reliability among customers and non-customers, we recorded a 10.7% annual increase in average balances of current accounts and demand deposits, which provides us with a convenient source of funding. In this regard, an enlarged capital base in 2013 also contributed to reduce the cost of funding for our interest earning assets. Lastly, the lower interest expense was also the result of a positive repricing effect on our short-term interest bearing peso-denominated liabilities due to the drop in short-term interest rates towards the end of 2013. All of these factors collectively resulted in a decrease in the average nominal interest rate paid on our interest bearing liabilities from 5.02% in 2012 to 4.61% in 2013.

2011 and 2012. Our net interest expense recorded a 13.5% annual increase, from Ch$624,209 million in 2011 to Ch$708,629 million in 2012, which was higher than the increase experienced by our interest revenue. The increase in interest expense was primarily caused by: (i) higher nominal interest rates paid by banks on short-term deposits in 2012 as compared to 2011 that were supplemented by an 11.0% annual increase in the average balances of savings accounts and time deposits, and (ii) a funding structure that has increasingly incorporated long-term funding sources, especially funds associated with international and local debt placements. As for the latter, our balance of debt issued went up 42.3% in 2012 as compared to 2011. All of these factors collectively resulted in a 5 bp increase in cost of funding from interest bearing liabilities, from 4.97% in 2011 to 5.02% in 2012.

Net Fees and Commissions Income

The following table sets forth certain components of our fees and commissions income (net of fees paid to third parties that provide support for those services) for the years ended December 31, 2011, 2012 and 2013:

	Year Ended December 31,						% Increase (Decrease)
IFRS:	2011		2012		2013		2011/2012	2012/2013
	(in millions of Ch$, except percentages)
Mutual funds	Ch$	63,809	Ch$	56,043	Ch$	54,833	(12.2)%	(2.2)%
Insurance		59,171		60,481		62,378	2.2	3.1
Current accounts, overdrafts, credit lines and credit cards		57,456		61,442		55,824	6.9	(9.1)
Sight accounts and ATMs		26,028		28,521		28,896	9.6	1.3
Stock brokerage		21,246		10,236		10,067	(51.8)	(1.7)
Collection of over-due loans		18,144		20,670		22,998	13.9	11.3
Cash management services		13,746		14,443		14,570	5.1	0.9
Letters of credit, guarantees, collateral and other contingent loans		11,885		13,038		15,703	9.7	20.4
Custody and trust services		5,695		6,671		7,070	17.1	6.0
Foreign trade and currency exchange		5,387		6,005		7,234	11.5	20.5
Financial advisory services		3,186		3,955		4,054	24.1	2.5
Credits and factoring		4,476		4,562		2,203	1.9	(51.7)
Collection services		1,227		1,155		779	(5.9)	(32.6)
Teller services expenses		(1,020)		143		731	(114.0)	411.2
Credit pre-evaluation services		(2,613)		(2,223)		(2,251)	(14.9)	1.3
Other		2,285		2,130		2,004	(6.8)	(5.9)

Total	Ch$	290,108	Ch$	287,272	Ch$	287,093	(1.0)%	(0.1)%

2012 and 2013. Our net fees and commissions income remained almost flat on a yearly basis, amounting to Ch$287,093 million in 2013 as compared to Ch$287,272 million in 2012, which represents a slight 0.1% annual decrease. The slight annual decrease in net fees and commissions was primarily the consequence of:

•

A decrease in net fees and commissions related to traditional lending activities. In this regard, we recognized mixed forces affecting the business. On the positive side, we experienced an annual increase of 20.4% (or Ch$2,665 million) in net fees and commissions income from contingent loans (letters of credit, guarantees, collateral and other contingent loans), an increase of 11.3% (or Ch$2,328 million) in income from the collection of overdue loans and an increase of 20.5% (or Ch$1,229 million) in net fees from foreign trade and currency exchange. All of these positive trends were the result of our significant growth in Large Companies & Real Estate (annual turnover between Ch$1,600 and Ch$70,000 million), as well as SMEs, since significant portion of these companies are engaged in foreign trade transactions and working capital borrowings that normally involve letters of credit and guarantees. As for collection services, during 2013 we witnessed some signs of economic slowdown that led us to tighten the whole credit process (from assessment to collection), especially in those segments that are more exposed to macroeconomic fluctuations.

•

On the negative side, we experienced annual decreases of 9.1% (or Ch$5,618 million) in fees and commissions from transactional services (current accounts, overdrafts, credit lines and credit cards) and 51.7% (or Ch$2,359 million) in fees from credits and factoring. In this regard, lower fees and commissions from transactional services are mainly explained by a negative exchange rate effect on net fees from credit cards (as expenses of customer loyalty programs are denominated in U.S.$) due to the Chilean-peso devaluation of 9.6% in 2013 and the appreciation of 7.8% in 2012. As for fees and commissions from credits and factoring, the decrease is explained by a similar trend in year-end balances for factoring loans due to strong competition from other banking players. As a result of the regulation introduced towards the end of 2013, fees associated with transactional services (including current accounts, credit lines, credit cards, etc.) remained almost flat in 2013. See “Item 4. Information on the Company—Regulation and Supervision—Consumer-oriented Regulation”.

•

Fees and commissions associated with specialized financial services were also affected by mixed forces. Firstly, we experienced a 3.1% (or Ch$1,897 million) annual increase in fees and commissions from insurance brokerage. This was mainly attributable to an annual increase of 4.0% in written premiums and improved value offerings intended to offset the recent regulatory changes affecting the margin of the business. Conversely, net fees and commissions from our mutual funds business decreased by 2.2% (or Ch$1,210 million) on an annual basis. This was principally the result of unfavorable customer preferences, given the local and global macro scenario, rather than growth in assets under management (“AUM”). In fact, we continued to lead the market in terms of AUM by posting a 3.8% annual advance in balances and reaching a market share of 21.3% as of Dec. 31, 2013. However, since 2010 we have seen market trends associated with volatile stock markets that have encouraged investors to look for havens in fixed-income securities, which bear lower commissions than mutual funds invested in stocks.

2011 and 2012. Our net fees and commissions experienced a slight 1.0% annual decrease, from Ch$290,108 million in 2011 to Ch$287,272 million in 2012. The slight annual decrease in net fees and commissions is explained by:

•

A decrease in fees and commissions from activities related to specialized financial services, such as securities brokerage and mutual funds, caused by investors that sought havens in fixed-income securities amid still uncertain stock markets and reduced opportunities for profiting in the short-term. Accordingly, stock brokerage fees suffered a 51.8% (or Ch$11,010 million) annual decrease due to a 40.8% annual reduction in stock trading turnover for transactions handled by our securities brokerage subsidiary. Similarly, fees and commissions from mutual funds management decreased 12.2% (or Ch$7,766 million), mainly due to portfolios that were rebalanced towards fixed-income securities by their holders. These trends were partly offset by a 2.2% (or Ch$1,310 million) annual increase in fees and commissions coming from our insurance brokerage business, as well as an annual increase of 24.1% (or Ch$769 million) associated with fee-based income from financial advisory.

•

The decrease in fee income from specialized financial services was partly counterbalanced by higher fees and commissions income associated with the traditional banking business. In this regard, we experienced a 9.6% (or Ch$2,493) increase in fee income from sight accounts and ATMs in 2012 as compared to 2011. This is consistent with a higher volume of transactions based on an economic cycle that was characterized by low unemployment, rising real salaries and higher household spending, as well as our higher penetration of our banking services in the lower and middle income segments. Also our expansion in transactional services and loans resulted in fees and commissions income from collection of overdue loans that increased 13.9% (or Ch$2,526 million) on an annual basis. Also, following the positive economic cycle and our focus on Middle Market companies, we recorded higher fee-based income from contingent loans (letters of credit, guarantees, collateral and other contingent loans) that increased by 9.7% (or Ch$1,153 million) on an annual basis, which went along with an increase of 11.5% (or Ch$618 million) in fees and commissions from foreign trade and currency exchange. Last but not least, we recorded an increase of 17.1% (or Ch$976 million) in fees and commissions from custody and trust services, together with a rise of 5.1% (or Ch$697 million) in cash management services. Both of these services were also strongly linked to our higher penetration of Middle Market companies.

Other Income (Loss), Net

Other income (loss), net, consists of net gains and losses from financial operating income, net gains and losses from foreign exchange transactions and other operating income. Financial operating income results include gains and losses realized on the sale of securities, gains and losses from marking to market of securities and interest rate and currency derivatives at the end of the period. Net gains and losses from foreign exchange transactions include gains and losses realized upon the sale of foreign currency and foreign exchange derivatives and gains and losses arising from the period-end translation of foreign currency denominated assets and liabilities into pesos. Foreign exchange results also include net adjustments on U.S. dollar-indexed domestic currency transactions and existing interest rate differences in currency derivatives.

The following table sets forth certain components of our other income (loss), net, for the years ended December 31, 2011, 2012 and 2013:

	For the Year Ended December 31,						% Increase (Decrease)
IFRS:	2011		2012		2013		2011/2012	2012/2013
	(in millions of Ch$, except percentages)%
Net financial operating income
Interest accrued on trading securities	Ch$	10,366	Ch$	10,683	Ch$	17,668	3.1%	65.4%
Gains on sales and mark to market		6,353		8,497		21,843	33.7	157.1
Gains (losses) on derivatives contracts		40,024		(3,001)		(7,126)	—	137.5
Gains (losses) from sales of loans		1,358		20		287	(98.5)	1,335.0

Total net financial operating (loss) income		58,101		16,199		32,672	(72.1)	101.7
Foreign exchange transactions, net		(7,973)		35,136		71,457	—	103.4
Other operating income		24,735		20,887		25,884	(15.6)	23.9

Total	Ch$	74,863	Ch$	72,222	Ch$	130,013	(3.5)%	80.0%

2012 and 2013. In 2013, our other income (loss), net amounted to Ch$130,013 million, which was 80.0% above the Ch$72,222 million recorded in 2012. This annual increase was principally associated with:

•

Higher revenues from the management of our investment portfolio that rose from Ch$19,200 million in 2012 (including interest earned on trading securities of Ch$10,683 million, gains on sales and marking-to-market of Ch$8,497 million and gains from sales of loans of Ch$20 million) to Ch$39,798 million in 2013 (including interest earned on trading securities of Ch$17,668 million, gains on sales and marking-to-market of Ch$21,843 million and gains from sales of loans of Ch$287 million). In this regard, our Treasury was very proactive in exploiting favorable shifts in market factors, especially those associated with lower international interest rates due to reduced risk premiums worldwide. Also, we benefited from the sale of Master Card shares by approximately Ch$4,850 million.

•

Higher income from derivative contracts, net of foreign exchange transactions, which rose from Ch$32,135 million (including losses on derivatives contracts of Ch$3,001 million and gains in foreign exchange transactions of Ch$35,136 million) in 2012 to Ch$64,331 million (including losses on derivatives contracts of Ch$7,126 million that were more than offset by gains in foreign exchange transactions of Ch$71,457 million) in 2013. This increase in these kinds of revenues had mainly to do with higher income associated with the asset position that hedges our exposure to provisions for loan losses and general expenses denominated in US$. In fact, this hedging position benefited from a 9.6% increase in the Ch$/US$ exchange rate in 2013 as compared to a decrease of 7.8% in 2012, which translated into a favorable increase variance of approximately Ch$17,600 million.

2011 and 2012. Our other income (loss), net recorded a 3.5% annual decrease, from Ch$74,863 million in 2011 to Ch$72,222 million in 2012. This decrease was mainly caused by:

•

Results from the management of our investment portfolio that recorded a 6.2% annual increase, from Ch$18,077 in 2011 (including interest earned on trading securities of Ch$10,366 million, gains on sales and marking-to-market of Ch$6,353 million and gains from sales of loans of Ch$1,358 million) to Ch$19,200 million in 2012 (including interest earned on trading securities of Ch$10,683 million, gains on sales and marking-to-market of Ch$8,497 million and gains from sales of loans of Ch$20 million). The increase in results from the management of the investment portfolio was primarily due to the efforts of our Treasury exploit trading opportunities in fixed income, which enabled us to effectively offset lower revenues from our available-for-sale portfolio as a result of reduced sales and the negative impact of low inflation on interest earned.

•

Income from derivative contracts, net of foreign exchange transactions, that recorded a slight 0.3% annual increase from Ch$32,051 million in 2011 (including gains on derivatives contracts of Ch$40,024 million and losses in foreign exchange transactions of Ch$7,973 million) to Ch$32,135 million (including losses on derivatives contracts of Ch$3,001 million and gains in foreign exchange transactions of Ch$35,136 million), mainly due to favorable market conditions at the close of certain positions that enabled us to efficiently offset a negative exchange rate effect on the hedge of our provisions for loan losses and general expenses denominated in U.S.$, due to a 7.8% appreciation of the Chilean peso in relation to the U.S. dollar in 2012 as compared to a 11.0% depreciation of the Chilean peso in 2011.

•	A 15.6% annual decrease in other operating income, due to a decrease in other general revenues.

Provisions for Loan Losses

We recognize allowances to cover possible credit losses in accordance with IFRS as issued by the IASB. For statistical information with respect to our substandard loans and allowances for loan losses, see “Item 4. Information on the Company—Selected Statistical Information” and Note 11(b) to our audited consolidated financial statements as of and for the year ended December 31, 2013. According to regulations applicable to such periods, the amount of provisions charged to income in any period consists of net provisions for possible loan losses.

The following table sets forth information with respect to our provisions and allowances for loan losses and charge-offs for each of the years ended December 31, 2011, 2012 and 2013:

	For the Year Ended December 31,						% Increase (Decrease)
IFRS:	2011		2012		2013		2011/2012	2012/2013
	(in millions of Ch$, except percentages)%
Provisions:
Gross provisions for loan losses		192,580		207,382		264,608	7.7%	27.6%
Total loan loss recoveries		45,655		40,962		42,955	(10.3)	4.9
Net provisions for loan losses	Ch$	146,925	Ch$	166,420	Ch$	221,653	13.3	33.2
Charge-offs:
Total charge-offs		177,960		182,733		196,535	2.7	7.6
Net charge-offs		132,305		141,771		153,580	7.2	8.3
Other asset quality data:
Total loans	Ch$	17,386,497	Ch$	18,771,761	Ch$	20,880,770	8.0	11.2
Allowances for loan losses		362,741		387,803		439,298	6.9%	13.3%
Allowances for loan losses as a percentage of total loans		2.09%		2.07%		2.10%	—	—
Provisions for loan losses as a percentage of average loans		0.92%		0.92%		1.12%	—	—

2012 and 2013. Our provisions for loan losses recorded a 33.2% annual increase, from Ch$166,420 million in 2012 to Ch$221,653 million in 2013. Although this annual increase was almost three times our loan growth, it can be largely explained by business drivers and changes in market variables rather than credit deterioration. The main factors explaining the annual increase in provisions for loan losses were:

•

Loan book expansion focused on Retail Banking, which produced an important volume effect. Our average balances of total loans grew by 9.9% in 2013 as compared to 2012. This increase was mainly supported by a 12.2% annual increase in average loans managed by our Retail Banking and—to a lesser extent—average loans handled by our Wholesale Banking segment that grew by 5.5% on an annual basis. This loan growth resulted in a volume effect on provisions for loan losses of approximately Ch$22,500 million. It is worth mentioning that this volume effect encompasses a mix effect of approximately Ch$6,000 million due to a proportionally higher expansion in retail rather than wholesale banking loans.

•

A negative exchange rate effect on provisions for loan losses linked to US$-denominated loans that are mainly focused on middle market companies. On an annual basis, the negative impact was caused by both a decrease of 7.8% in the Ch$/US$ exchange rate in 2012 as compared to a 9.6% increase in the Ch$/US$ exchange rate in 2013. Exchange rate shifts explained approximately Ch$12,800 million of the higher provisions for loan losses.

•

Approximately Ch$10,400 million associated with greater provisions for loan losses that we set aside in order to recognize the deteriorated financial condition of one specific corporate customer in 2013, and—to a lesser extent—a gradual deterioration in the credit condition of the SME segment that we witnessed in 2013, in line with an economic cycle that slowed down moderately.

Based on the above, our credit quality ratios recorded a slight deterioration in 2013 as compared to 2012. In fact, our ratio of provisions for loans losses as a percentage of average loans rose by 20 bp on an annual basis, from 0.92% in 2012 to 1.12% in 2013. By adjusting the other than loan related factors, the indicator would have slightly increased on an annual basis.

Nevertheless, it is important to mention that in 2013 we witnessed a 30.2% annual increase in the level of past-due loans, which reached a total of Ch$236,730 million as of December 31, 2013. This annual increase was principally fostered by higher delinquency in our retail banking segment, in connection with greater balances of past-due loans associated with SMEs and, to a lesser extent, individual banking. This trend was the result of an economic cycle that showed certain signs of slowdown in 2013, especially in investment rates, after three years of sustained growth, with annual GPD expansion rates above 5.0%. However, given our focus on maintaining a healthy asset quality, we have tightened the whole credit process, from assessment to collection, in order to control the overall level of delinquency in our total loan book. All in all, our delinquency ratio (past-due loans over total loans) increased from 0.97% in 2012 to 1.13% in 2013. Nevertheless, our delinquency continued to compare very favorably with that of our peers. See “Item 4. Information on the Company—Selected Statistical Information—Classification of Loan Portfolio Based on the Borrower’s Payment Performance”.

2011 and 2012. Our provisions for loan losses recorded a 13.3% annual increase, from Ch$146,925 million in 2011 to Ch$166,420 million in 2012. On the one hand, this increase was consistent with the expansion of our loan book and our strategic priorities intended to focus on the retail banking segment. On the other hand, the rise in provisions for loan losses was also explained by specific credit quality factors that loomed in the first half of 2012. Therefore, the main forces influencing our increase in provisions for loan losses were:

•

A volume effect associated with a 13.5% annual increase in the average balance of total loans that was primarily focused on expanding our presence in the retail banking segment and, to a lesser extent, maintaining our leading position in the wholesale banking segment, all of which is in line with our strategic priorities.

•

A portfolio-mix effect, caused by a 17.1% annual increase in the average balance of retail banking loans compared to a 10.5% annual increase in average balances of wholesale banking loans, which—on average—should result in a moderately higher credit risk for our loan book.

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

The above-mentioned factors were partially offset by a positive exchange rate effect on our provisions for loan losses linked to U.S. dollar-denominated credits, as a result of the 7.8% annual appreciation of the Chilean peso in relation to the U.S. dollar in 2012 as compared to the 11.0% depreciation of the Chilean peso in 2011.

As for our credit quality indicators, in 2012 our ratio of provisions for loans losses as a percentage of average loans remained unchanged in 0.92%, which demonstrates that the growth in credit risk charges was consistent with the expansion of our loan book and remained under control.

Operating Expenses

The following table sets forth information regarding our operating expenses for the years ended December 31, 2011, 2012 and 2013:

	For the Year Ended December 31,			% Increase (Decrease)
	2011	2012	2013	2011/2012	2012/2013
IFRS:	(in millions of Ch$, except percentages)%

Personnel expenses	317,045	309,865	323,236	(2.3)%	4.3%
Administrative expenses:
Advertising	26,515	30,572	29,053	15.3	(5.0)
Building maintenance	28,486	29,332	28,067	3.0	(4.3)
Rentals and insurance	20,595	22,486	23,297	9.2	3.6
Office supplies	6,556	6,346	8,375	(3.2)	32.0
Other expenses	147,767	158,723	163,710	7.4	3.1

Total administrative expenses	229,919	247,459	252,502	7.6	2.0
Depreciation and amortization	35,131	35,146	27,677	—	(21.3)
Impairments	631	899	2,247	42.5	149.9
Other operating expenses	12,274	19,565	13,868	59.4	(29.1)

Total	595,000	612,934	619,530	3.0%	1.1%

2012 and 2013. In 2013 our total operating expenses amounted to Ch$619,530 million, which represented a tempered 1.1% annual rise as compared to the Ch$612,934 million reported in 2012. This moderate increase was principally caused by:

•

An annual increase of 4.3% (or Ch$13,371 million) in personnel expenses, which was mainly related to the recognition of inflation in salaries and the expansion of 1.0% in headcount. Furthermore, we recorded higher other personnel expenses associated with training activities and general benefits to our staff.

•

Administrative expenses that increased by 2.0% (or Ch$5,043 million) on an annual basis, principally as a consequence of: (i) office supplies expenses that increased by 32.0% (or Ch$2,026 million) on a yearly basis, mainly related to the purchase of password-generating devices for electronic money transfers carried out by customers, (ii) IT expenses that rose by 3.7% (or Ch$1,795 million) due to higher expenses in on going projects and internal developments, and (iii) rentals and insurance expenses that increased by 3.6% (or Ch$811 million) on an annual basis, mainly due to market trends in real estate across the country.

•	The above factors were only partly offset by a decrease of 29.1% (or Ch$5,697 million) in other operating expenses, mainly explained by higher operational write-offs recognized in 2012.

2011 and 2012. Our operating expenses were Ch$612,934 million in 2012, which was 3.0% above the Ch$595,000 million recorded in 2011. In line with our efforts to improve operating efficiency, our operating expenses remained stable during 2012 and were aligned with our business growth by increasing slightly more than inflation. The primary factors that caused this increase include:

•

Administrative expenses that increased 7.6% from Ch$229,919 million in 2011 to Ch$247,459 million in 2012. The main reasons for this increase were: (i) approximately Ch$6,022 million in additional IT expenses associated with several developments undertaken in 2012 (improvements to our datacenters and new online services), (ii) roughly Ch$4,057 million in additional marketing expenses for enhancing brand recognition and supporting product-launch campaigns, and (iii) about Ch$3,045 million in additional expenses associated with our distribution network (rentals, maintenance, etc.).

•

Other operating expenses of Ch$19,565 million in 2012 as compared to Ch$12,274 million in 2011, which represents an increase of 59.4%. This increase was principally caused by higher operational write-offs associated with the implementation of a new online current account platform and other general expenses incurred in 2012.

•

The above factors were partly counterbalanced by personnel expenses that decreased 2.3% from Ch$317,045 million in 2011 to Ch$309,865 million in 2012. The decrease in personnel expenses reflects recurring and extraordinary effects. The recurring effects include the increase in salaries following the 2011 collective bargaining process and the expansion of our workforce, especially for collection duties. Regarding extraordinary effects, in 2011 we distributed a special bonus of Ch$28,100 million to our staff following the completion of the 2011 collective bargaining process. This bonus represents a high basis for comparison with respect to the extraordinary bonuses of Ch$3,970 million and Ch$2,127 million granted in 2012 in order to recognize our outstanding performance during the year and the completion of collective bargaining agreements carried out by two of our subsidiaries, respectively. As a result, our recurring personnel cost base, once adjusted by extraordinary effects, increased 5.1% from approximately Ch$288,945 million in 2011 to Ch$303,768 million in 2012.

Income Tax

Under Law No. 19,396 we are permitted to deduct dividend payments made to SAOS from our taxable income. Consequently, our effective tax rate is lower than the statutory corporate income tax rate because of the deduction of these dividend payments from our taxable income. Additionally, but to a lesser extent, differences in the tax treatment for monetary correction, as well as provisions on individual loans and for charge-offs related to past-due loans have an impact on our effective tax rate through deferred taxes. Finally, all real estate taxes paid on properties that are leased to customers are deductible from our taxable income.

On April 1st, 2014 the recently assembled government sent to the Chilean congress a tax reform bill. Among other matters, the bill contemplates a gradual increase in the statutory corporate income tax rate, from the current 20.0% to a maximum of 25.0%, over four years. The bill also includes changes in personal taxation for dividends-related taxes affecting both local and foreign investors, from a basis on cash dividends to a basis on accrued earnings of companies held as an investment. For more information, see “Item 10. Additional Information—Taxation—Chilean Tax Considerations—Tax Reform Proposal, by Presidential message N°24-362 (April 1st, 2014).”

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

2012 and 2013. Our income tax expense recorded an annual increase of 39.4%, from Ch$63,928 million in 2012 to Ch$89,085 million in 2013. This annual increase resulted in a higher effective tax rate amounting to 13.9% in 2013 as compared to 11.8% in 2012. This was primarily the result of a low basis for comparison in 2012, since we obtained non-recurring tax benefits associated with our deferred taxes due to the increase in the statutory corporate tax rate as enacted in 2012, as explained below.

2011 and 2012. Our income tax expense decreased 2.3% to Ch$63,928 million in 2012. This annual decrease, in combination with an annual increase of 8.0% in our income before income tax, caused a decrease in the effective tax rate from 13.0% in 2011 to 11.8% in 2012.

The decrease in the effective tax rate in 2012 as compared to 2011 is mostly the consequence of a change in the statutory corporate tax rate from 2012 onwards by the previously mentioned Law No. 20,630, enacted on September 27, 2012. This modification prompted tax benefits for us associated with our deferred tax asset position, as a result of an increase in the tax rate from 18.5% in 2012 and 17.0% as from 2013 (as formerly established by Law No 20,455) to 20.0% from 2012 onwards (as determined by Law No 20,630 later).

Business Segments

To the extent that it is available and because we believe it is useful in analyzing our results, we have included information on a consolidated basis by business segments, disclosed under our Internal Reporting Policies. A summary of differences between IFRS and our Internal Reporting Policies is presented under “—Summary of Differences between Internal Reporting Policies and IFRS.”

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

Wholesale Banking: This segment is focused on corporate clients and large companies whose annual sales exceed Ch$1,600 million. This segment offers products and services focused on commercial loans, current accounts, cash management services, debt instruments, foreign trade, derivative contracts and leases, as well as corporate finance transactions.

Treasury and Money Market: The revenue generated by this segment relates to the management of our liquidity and net positions subject to market risks. This segment also includes the results of our securities portfolio, our derivatives positions and currency trading.

Operations through subsidiaries: This segment includes all companies controlled by us whose results are obtained individually by the respective company. As of December 31, 2013, this business segment consisted of:

•	Banchile Trade Services Limited;

•	Banchile Administradora General de Fondos S.A.;

•	Banchile Asesoría Financiera S.A.;

•	Banchile Corredores de Seguros Ltda.;

•	Banchile Corredores de Bolsa S.A.;

•	Banchile Securitizadora S.A.;

•	Socofin S.A.; and

•	Promarket S.A.

On June 30, 2013, Banco de Chile absorbed its former subsidiary Banchile Factoring S.A., which was previously presented under the Operations through Subsidiaries Segment. As a result of being absorbed by the Bank, the operations of our Factoring Business are now presented under the Retail and Wholesale Banking segments. Accordingly, for comparison purposes the information of our business segments has been restated for previous years. See Note 4 to our audited consolidated financial statements as of and for the year ended December 31, 2013 appearing elsewhere in this annual report

The accounting policies described in the summary of accounting principles in “—Critical Accounting Policies” apply to all business segments. Matters such as the evaluation of segment performance and decision-making processes regarding goals and allocation of resources for each segment are based on a cost-benefit analysis and are aligned with our overall strategic goals.

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

The financial information used to measure the performance of our business segments is not necessarily comparable with similar information from other financial institutions because it is based on our internal reporting policies. The accounting policies used to prepare our operating segment information are similar to those described in Note 2(ag) to our audited consolidated financial statements as of and for the year ended December 31, 2013 appearing elsewhere in this annual report, except as noted below:

•

The net interest margin of loans and deposits is measured on an individual transaction and individual client basis, due to the difference between the effective individual transaction rate and our related fund transfer price in terms of maturity, re-pricing and currency.

•	The results associated with gap management (interest rate and currency mismatches) are allocated to the business segments in proportion to the loans and demand deposits managed by each segment.

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

•

We apply Chilean GAAP, as required by the SBIF, when measuring and recording allowances for loan losses, assets received in lieu of payments, minimum dividend allowances and other minor items for internal reporting purposes. These accounting principles differ in certain respects from IFRS. A description of these differences is presented below under “—Summary of Differences between Internal Reporting Policies and IFRS.”

Net Income by Business Segment

The following table sets forth income before income tax by business segment in accordance with our internal reporting policies for each of the years ended December 31, 2011, 2012 and 2013:

	For the Year Ended December 31,			% Increase (Decrease)
BANK’S INTERNAL REPORTING POLICIES:	2011	2012	2013	2011/2012	2012/2013
	(in millions of Ch$, except percentages)%
Retail banking	265,027	250,283	303,235	(5.6)%	21.2%
Wholesale banking	148,859	214,151	247,406	43.9%	15.5%
Treasury and Money Market	20,350	22,819	10,096	12.1%	(55.8)%
Subsidiaries	54,157	34,748	32,802	(35.8)%	(5.6)%
Other	—	—	—	—	—

Income before Income tax	488,393	522,001	593,539	6.9%	13.7%

Retail Banking

2012 and 2013. The income before income tax of our Retail Banking segment amounted to Ch$303,235 million in 2013, which was 21.2% above the Ch$250,283 million recorded in 2012. The annual performance of this segment took place amid new regulations that put pressure on the individual banking business by cutting interest rate ceilings, reducing margins in insurance brokerage and empowering banking customers. Nevertheless, we believe that our Retail Banking segment could overcome these trends by improving segmentation, enhancing transactional services and—more importantly—growing selectively. The main reason behind the increase in the segment’s income before income tax was the 9.6% annual rise in operating revenues, principally fostered by:

•

A loan book that maintained a growth trend by advancing 10.9% in year-end balances and 12.2% in average loans, both on an annual basis. These volume trends went along with lending spreads that slightly dropped in 2013 as compared to 2012. The segment’s loan growth was mainly associated with the expansion in the middle and upper income segments of Individual Banking (annual increase of 13.1% in average loans) and SMEs (annual increase of 12.6% in average loans). Conversely, based on our less positive outlook for the consumer finance business, we tightened that credit process, causing a slowdown in loans managed by our Consumer Division (annual increase of 3.9% in average loans).

•

A sustained upward trend in non-interest bearing liabilities. In this regard, the average balances of current accounts and demand deposits handled by this segment recorded a 12.2% annual increase, which had a positive impact on the profitability of interest earning assets funded with these kinds of deposits. The expansion in volumes compensated for the cuts in the monetary policy interest rate.

•

Higher contribution from the UF net asset position allocated to the segment, due to a greater exposure to UF-indexed assets and more convenient funding associated with Ch$-denominated liabilities, rather than higher UF variation.

•

These factors more than offset a 2.1% decrease in fees and commissions that was largely explained by lower fee income from insurance brokerage and a negative exchange rate effect in expenses related to the customer loyalty program for credit cards due to an increase in the Ch$/US$ exchange rate.

The increase in operating revenues enabled us to more than offset a 12.8% annual increase in provisions for loan losses. The increase in credit risk charges was largely explained by the increase of 12.2% in average loans managed by the segment, in conjunction with greater countercyclical provisions that were partly allocated to this segment in 2013 as compared to 2012.

2011 and 2012. Our retail banking segment recorded a 5.6% annual decrease in income before income tax, from Ch$265,027 million in 2011 to Ch$250,283 million in 2012. This decrease occurred in spite of the strong growth shown by the segment in its main business drivers during 2012. In fact, the annual decrease in income before income tax was principally caused by higher provisions for loan losses that were mostly established in the first half of 2012. Therefore, the performance of our retail banking segment during 2012 was mostly affected by:

•	A 61.3% annual increase in provisions for loans losses largely due to:

•

A low basis for comparison. In 2011 the banking industry overall recorded historically low levels of credit risk, mainly influenced by the positive economic cycle that enhanced customer payment capacity, especially in personal banking. Similarly, we recorded loan loss provisions below our historical levels, as a percentage of average total loans.

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

•

A 6.5% increase in the segment’s operating expenses in 2012 that was mainly caused by higher personnel expenses due to both a rise in headcount and a salary increase as a result of the collective bargaining agreement reached in 2011.

The previous factors were partially offset by an 10.7% increase in operating revenues, as a consequence of: (i) 17.1% annual growth in the average balance of total loans for the segment, (ii) 10.8% annual increase in the average balances of current accounts and demand deposits that was supplemented by slightly higher nominal interest rates, and (iii) an increase of 8.0% in other operating revenues in 2012 as compared to 2011. These positive factors enabled the segment to effectively offset the negative impact of lower inflation on the segment’s UF net asset position.

Wholesale Banking

2012 and 2013. Our Wholesale Banking segment recorded income before income tax of Ch$247,406 million in 2013, an annual increase of 15.5% as compared to the figure of Ch$214,151 million recorded a year earlier. In 2013 this segment faced intense competition from local banking players, but also from international debt markets where Chilean companies increasingly raised funds by taking advantage of low international interest rates and the country’s credit rating. Despite this competitive environment, our Wholesale Banking segment was able to achieve this significant increase in income before income tax by prioritizing growth in those businesses with favorable fair risk-return relationship and in which we had room to increase penetration.

The significant increase in the segment’s income before income tax was mainly attributable to an annual rise of 19.1% in operating revenues, primarily caused by:

•

Loans that expanded 11.6% in year-end balances and 5.5% in average balances, both on an annual basis. As mentioned earlier, loan growth was largely fostered by higher penetration of Large Companies and Real Estate, for which average loans increased by 14.2% on a yearly basis, somewhat due to short-term financing loans granted in the fourth quarter of 2013. Conversely, average loans managed by our Corporate Banking (annual turnover above Ch$70,000 million) decreased 4.0% on an annual basis. It is important to mention that loan growth in our Wholesale Banking segment encompassed the acquisition of a portfolio of commercial loans amounting to Ch$500,000 million.

•

A positive impact on revenues from the funding with non-interest bearing liabilities. Similar to the Retail Banking segment, average balances of current account and demand deposits went up, on an annual basis, by a 7.4%. Once again, this increase in volumes enabled us to more than offset the negative effect of a monetary policy interest rate that was cut twice (by 25 bp each time) in 2013, which affected the contribution of these liabilities as sources of funding.

•

A higher contribution from our UF net asset position. This was prompted by an enlarged UF asset exposure and better funding conditions with Ch$-denominated interest bearing liabilities, rather than an increase in inflation in 2013 as compared to 2012 (UF variation was 2.45% in 2012 and 2.05% in 2013).

The aforesaid enabled the Wholesale Banking segment to completely overcome an annual increase of approximately Ch$30,400 million in provisions for loan losses. This increase was composed of: (i) a negative exchange rate effect of approximately Ch$13,400 million, due by a decrease of 7.8% in the exchange rate (Ch$/US$) in 2012 and an increase of 9.6% in 2013, (ii) nearly Ch$12,700 million related to the deteriorated credit condition of a specific corporate customer in 2013 and (iii) the allocation of higher countercyclical allowances set in 2013.

For the year ended December 31, 2013 we had no material effects associated with sales of loan portfolios.

2011 and 2012. Our wholesale banking segment recorded a 43.9% increase in income before income tax from Ch$148,859 million in 2011 to Ch$214,151 million in 2012. This annual increase occurred despite the negative effect of lower inflation on the segment’s UF net asset position and can be explained by the following recurrent and extraordinary factors:

•	Operating revenues that grew 17.0% annually, from Ch$289,193 million in 2011 to Ch$338,406 million in 2012. This increase of approximately Ch$49,213 million was mainly due to:

•	the recognition of a realized loss of Ch$42,462 million in 2011 due to the sale of a non-performing loan portfolio (with a similar positive impact on the segment’s provisions for loan losses),

•	a 10.5% and 10.2% increase in the average balances of both total loans and demand deposits (including current accounts), respectively,

•	a 29.1% increase in net fees and commissions income, primarily due to higher fee income from credit restructuring, and

•	a negative effect of lower inflation that was effectively offset by the previously mentioned factors.

•

A 36.4% decrease in provisions for loan losses, including the following extraordinary effects: (i) the release of Ch$43,950 million in allowances in 2011 related to the aforementioned sale of a non-performing loan portfolio and (ii) countercyclical allowances established in 2011 that translated into approximately Ch$17,564 million for the segment in that period. Once these extraordinary effects are isolated, the segment’s provisions for loan losses for 2012 decreased approximately Ch$30,738 million as compared to 2011, of which roughly 30% is explained by the deterioration of a specific customer’s risk profile in 2011.

•

An annual decrease of approximately 9.8% in the segment’s operating expenses, which was mainly attributable to lower personnel expenses due to the special bonus granted to our staff in 2011 once we completed the collective bargaining process, as well as lower overhead expenses in 2012 when compared to 2011.

For the year ended December 31, 2012 there were no material effects related to loan portfolio sales.

Treasury and Money Market

2012 and 2013. In 2013, the income before income tax of our Treasury amounted to Ch$10,096 million, which represented a 55.8% annual decrease as compared to the Ch$22,819 earned a year earlier. The main reason for a reduced income before income tax was a similar annual decline of 50.2% in operating revenues, principally due to:

•

A decrease in other operating revenues by approximately Ch$20,400 million in 2013 as compared to 2012. This was principally the consequence of the previously mentioned one-off effect associated with the first time adoption of the credit value adjustment on derivatives.

•

Revenues from positions in assets held for trading that decreased by approximately Ch$5,900 million on a yearly basis. This lower performance had mainly to do with downward shifts in the CLP/CLF yield curve that affected our net positions in derivatives. Furthermore, upward changes in the CLP/USD yield curve contributed to lower results from our net on-shore/off-shore positions.

•

The above factors were partly offset by higher revenues from the management of our Available-for-Sale portfolio, as a result of net revenues from sales that amounted to approximately Ch$8,100 million in 2012 as compared to Ch$14,900 in 2013.

2011 and 2012. In 2012 our Treasury recorded income before income tax of Ch$22,819 million that represented a 12.1% increase as compared to the Ch$20,350 million recorded a year earlier. This variation was mainly caused by a 3.9% increase in the segment’s operating revenues that can be explained by:

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

Operations through Subsidiaries

2012 and 2013. Our subsidiaries reported income before income tax of Ch$32,802 million in 2013 as compared to the Ch$34,748 million recorded in 2012. This represented an annual decrease of 5.6%, which was principally the consequence of:

•

An annual decline of 11.4% (or Ch$1,841 million) in income before income tax from our Mutual Funds subsidiary. This decline was explained by unfavorable customer preferences rather than growth in assets under management (AUM). In fact, this company continued to lead the market in terms of AUM in 2013 by attaining a 21.3% market share as of December 31, 2013. This market position was supported by a 3.8% annual increase in average balances of AUM. However, the company was not been able to completely overcome the evolution of market trends, especially those associated with higher volatility in stock markets that encouraged investors to seek havens in fixed-income, which bear lower commissions than mutual funds invested in stocks. Also, organizational restructuring contributed to a temporary increase in the company’s cost base.

•

A 9.9% (or Ch$1,211 million) annual decrease in earnings before income tax recorded by our Stock Brokerage subsidiary. In 2013, this company recorded an annual increase in stock trading turnover of approximately 5.3%, which enabled it to rank second in the local market with a 10.0% market share. This promoted higher revenues from stock and fixed-income trading in 2013. However, performance in these businesses was not high enough to offset lower results from currency trading and other line items.

The factors mentioned above were partly offset by better performance of our Insurance Brokerage subsidiary, which recorded a 37.0% (or Ch$1,313 million) annual rise in income before income tax. These higher results were associated with a 4.0% annual increase in written premiums, based on positive market trends in consumption, demand for credits and traveling.

2011 and 2012. Our subsidiaries recorded a 35.8% decrease in income before income tax from Ch$54,157 million in 2011 to Ch$34,748 million in 2012. This decline was primarily explained by a 9.4% annual drop in the segment’s operating revenues, as well as a 7.7% increase in operating expenses. Our subsidiaries’ annual performance was primarily explained by:

•

A 10.7% decrease in net fees and commissions income in 2012 as compared to 2011, mainly as a result of reduced commercial activity in securities brokerage and mutual funds management caused by investors that withdrew their savings from stock markets and invested in fixed-income securities. As a consequence, in 2012, our fees from securities brokerage and commissions from mutual funds decreased by Ch$11,010 million and Ch$7,766 million, respectively. As for securities brokerage, lower fees and commissions were caused by a 40.8% annual decrease in stock trading turnover handled by the subsidiary. Regarding mutual funds, lower fee income was a consequence of portfolios managed by our mutual funds subsidiary that were rebalanced by their holders towards fixed-income. These effects were partially offset by higher commissions from insurance brokerage services, financial advisory services and collection services (approximately Ch$4,533 million in additional income, collectively).

•

On the other hand, the annual increase of 7.5% in the segment’s operating expenses was due to collective bargaining processes carried out by two of our subsidiaries and a headcount increase intended to reinforce our collection activities.

Summary of Differences between Internal Reporting Policies and IFRS

We prepare our business segments’ financial information in accordance with our internal reporting policies, which differ in certain significant aspects from IFRS. The following table sets forth net income and equity for the years ended December 31, 2011, 2012 and 2013 in accordance with our internal reporting policies and under IFRS:

	Year Ended December 31,
	2011	2012	2013
	(in millions of Ch$)
Income before income tax (Internal Reporting Policies)	488,393	522,001	593,539
Reconciliation to IFRS	15,182	21,808	45,735

Income before income tax (IFRS)	503,575	543,809	639,274

Net income (Internal Reporting Policies)	428,805	467,611	513,603
Reconciliation to IFRS	9,339	12,270	36,586

Net income (IFRS)	438,144	479,881	550,189

Equity (Internal Reporting Policies)	1,739,173	2,007,059	2,284,316
Reconciliation to IFRS	301,496	348,403	394,723

Equity (IFRS)	2,040,669	2,355,462	2,679,039

Some differences exist between our net income and equity as determined in accordance with our internal reporting policies, which are used for management reporting purposes, as presented in the segment information, and our net income and equity as determined under IFRS, as presented in our consolidated financial statements.

The most significant differences are as follows:

Under internal reporting policies, our merger with Citibank Chile was accounted for under the pooling-of-interest method, while under IFRS, and for external financial reporting purposes, the merger of the two banks was accounted for as a business combination in which we were the acquirer as required by IFRS 3 “Business Combinations.” Under IFRS 3, we recognized all acquired net assets at fair value as determined at the acquisition date, as well as the goodwill resulting from the purchase price consideration in excess of net assets recognized. As a result of these accounting policy differences, the impact on our net income under IFRS is Ch$7,438 million, Ch$3,848 million and Ch$1,828 million lower than our internally reported net income in 2011, 2012 and 2013, respectively. The equity impact was Ch$45,509 million, Ch$40,699 million and Ch$38,414 million in 2011, 2012 and 2013

For internal reporting purposes, allowances for loan losses are calculated based on specific guidelines set by the SBIF based on an expected losses approach. Under IFRS, IAS 39 “Financial instruments: Recognition and Measurement,” allowances for loan losses should be adequate to cover losses in the loan portfolio at the respective balance sheet dates based on an analysis of estimated future cash flows. According to internal reporting policies, we record additional allowances related to expected losses not yet incurred, whereas under IFRS these expected losses may not be recognized. As a result of these accounting policy differences, the impact on our net income under IFRS is Ch$21,754 million, Ch$21,081 million and Ch$19,882 million higher than our net income internally reported in 2011, 2012 and 2013, respectively. The equity impact was Ch$151,855 million, Ch$169,209 million and Ch$193,626 million in 2011, 2012 and 2013.

For internal reporting purposes, assets received in lieu of payments are measured at historical cost or fair value, less cost to sell, if lower, on a portfolio basis and written-off if not sold after a certain period in accordance with specific guidelines set by the SBIF. Under IFRS, these assets are deemed non-current assets held-for-sale and their accounting treatment is set by IFRS 5 “Non-Current Assets Held for Sale and Discontinued Operations.” In accordance with IFRS 5 these assets are measured at historical cost or fair value, less cost to sell, if lower. Accordingly, under IFRS these assets are not written off unless impaired. As a result of this accounting policy difference, the impact on our net income under IFRS is Ch$3,872 million, Ch$2,889 million and Ch$2,185 million higher than our net income internally reported in 2011, 2012, and 2013, respectively. The equity impact was Ch$10,946 million, Ch$13,835 million and Ch$16,020 million in 2011, 2012 and 2013.

IFRS 13 establishes a single source of guidance under IFRS for all fair value measurements. IFRS 13 does not change when an entity is required to use fair value, but rather provides guidance on how to measure fair value under IFRS when fair value is required or permitted.

The application of IFRS 13 has impacted fair value measurements related to derivatives by including the Bank’s own credit risk (commonly referred as to “Debit Value Adjustment”). During this period this impact was Ch$22,647 million, and is the extent to which our net income under IFRS is higher than our net income internally reported. Nevertheless, the final impact on equity due to this recognition was Ch$19,089 million in 2013, since Ch$3,588 million had already been recorded in previous periods.

The differences described above had an impact on deferred taxes of Ch$5,854 million, Ch$9,538 million and Ch$9,626 million in 2011, 2012 and 2013, respectively, each lower than our net income internally reported. The equity impact was Ch$33,044 million, Ch$42,582 million and Ch$52,207 million in 2011, 2012 and 2013, respectively.

Chilean banks are required to distribute at least 30% of their net income to shareholders unless the shareholders unanimously approve the retention of profits. A bank may, however, be prohibited from distributing to shareholders even this 30% of its net income if such distribution would cause the bank to violate certain statutory capital requirements. In accordance with internal reporting policies, we record a minimum dividend allowance based on our distribution policy, which requires distribution of at least 70% of the period’s net income, as permitted by the SBIF. During 2011, 2012, and 2013, the Bank recorded allowances of Ch$259,501 million, Ch$300,759 million and Ch$324,582 million, respectively. Under IFRS, only the portion of dividends that is required to be distributed by Chilean Law must be recorded, i.e., 30% as required by Chilean Corporations Law. This accounting difference does not lead to differences in net income.

LIQUIDITY AND CAPITAL RESOURCES

Overview

A sound liquidity strategy must be focused on ensuring that funds are available to honor our financial commitments when they are due and also to take advantage of attractive business opportunities. To accomplish this, we monitor funding liquidity (i.e., the ability to raise funds when they are needed without incurring abnormal costs) and trading liquidity (i.e., the ability to easily decrease debt instruments held in our portfolios and/or offset price risk positions generated by derivative transactions).

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

In addition to our own metrics in place to monitor liquidity, the Central Bank and the SBIF have established regulations regarding liquidity, which include: minimum reserve requirements for deposits, minimum “technical” reserve requirements and maximum expected outflows for the following 30 and 90 days.

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

Mandatory metrics requested by the SBIF and other metrics developed by us utilizing internal models are prepared daily by independent units within the Corporate/Market Risk Management. These reports are submitted daily to the corresponding Treasury areas, which are in charge of overseeing and managing our liquidity. The Country Asset Liability Committee also monitors these metrics on a monthly basis.

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

	For the Year Ended December 31,
	2011		2012		2013
	(in millions of Ch$)
IFRS:
Net cash provided by (used in) operating activities	Ch$	(454,886)	Ch$	(415,987)	Ch$	(139,809)

2012 and 2013. Net cash used in operating activities decreased by Ch$276,178 million in 2013 as compared to 2012. This net decrease was mainly caused by a net increase of Ch$306,939 million in the inflow from higher balances of saving accounts and time deposits and a net decrease of Ch$297,091 million in the outflow associated with loans granted by the Bank, to customers but especially to financial institutions. These factors were partly offset by (i) an annual net increase of Ch$275,365 million in the outflow associated with higher investment in assets held-for-trading, (ii) an annual higher net outflow of Ch$113,488 million associated with other operating assets and liabilities, (iii) lower inflow linked to a decrease of Ch$89,904 million in net income (adjusted by items that do not represent cash flows) and (iv) an annual decrease of Ch$63,426 million related to lower inflows coming from balances of current accounts and demand deposits.

2011 and 2012. Net cash used in operating activities decreased by Ch$38,899 million in 2012 as compared to 2011. This decrease was mainly caused by: (i) a net decrease of Ch$1,087,055 million in the outflow associated with loans granted to customers and financial institutions and (ii) a net annual increase of Ch$128,311 million in 2012 as compared to 2011 in the inflow that comes from increasing balances of current accounts and other demand deposits. These factors were partly offset by a net annual decrease of Ch$1,212,543 million in the inflow that comes from taking saving accounts and time deposits.

	For the Year Ended December 31,
	2011		2012		2013
	(in millions of Ch$)
IFRS:
Net cash provided by (used in) investing activities	Ch$	(334,776)	Ch$	192,351	Ch$	(409,235)

2012 and 2013. The net cash used in investing activities changed from a net inflow of 192,351 million in 2012 to a net outflow of Ch$409,235 million in 2013. The annual change of Ch$601,586 million was primarily caused by an annual net increase in the balance of financial assets available for sale that resulted in a net outflow of Ch$387,578 million in 2013 as compared to the inflow of Ch$219,403 million in 2012, due to sales that exceeded purchases in that year.

2011 and 2012. The net cash used in investing activities changed from a net outflow of Ch$334,776 million in 2011 to a net inflow of Ch$192,351 million in 2012. The annual change of Ch$527,127 million was primarily caused by an annual net decrease in the balance of financial assets available for sale that resulted in a net inflow of Ch$219,403 million in 2012 as compared to the outflow of Ch$316,083 million in 2011, due to higher sales in 2012 as compared to 2011.

	For the Year Ended December 31,
	2011		2012		2013
	(in millions of Ch$)
IFRS:
Net cash provided by financing activities	Ch$	911,975	Ch$	48,087	Ch$	770,865

2012 and 2013. The net cash provided by financing activities increased from Ch$48,087 million in 2012 to Ch$770,865 million in 2013. The annual increase of Ch$722,778 million was mainly due to: (i) a net annual increase of Ch$893,869 million related to higher inflows coming from new long-term foreign borrowings and lower payments for the same kinds of obligations and (ii) a net higher inflow of Ch$379,788 million related to an increase in proceeds from bond issuances. These factors were partly offset by a net outflow associated with borrowings from financial institutions that decreased by Ch$465,628 million in 2013 as compared to 2012.

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

	As of December 31, 2011						As of December 31, 2012						As of December 31, 2013
IFRS:	Long-term		Short-term		Total		Long-term		Short-term		Total		Long-term		Short-term		Total
	(in millions of Ch$)

Borrowings from financial institutions:
Central Bank credit lines for renegotiation of loans	Ch$	63	Ch$	—	Ch$	63	Ch$	18		—	Ch$	18	Ch$	10		—	Ch$	10
Other borrowings from the Central Bank		22,792		—		22,792		—		—		—		—		—		—
Borrowings from domestic financial institutions		—		—		—		—		—		—		—		—		—
Borrowings from foreign institutions		194,886		1,473,198		1,668,084		168,450		940,213		1,108,663		131,649		857,806		989,455
Debt issued:
Bonds		1,488,369		—		1,488,369		2,214,893		—		2,214,893		3,323,413		—		3,323,413
Commercial papers (short-term bonds)		—		—		—		—		197,340		197,340		—		210,049		210,049
Subordinated bonds		747,874		—		747,874		746,504		—		746,504		747,007		—		747,007
Mortgage finance bonds		152,098		—		152,098		115,196		—		115,196		86,491		—		86,491
Other financial obligations		61,734		123,051		184,785		55,585		106,538		162,123		50,314		160,612		210,926

Total other interest bearing liabilities	Ch$	2,667,816	Ch$	1,596,249	Ch$	4,264,065	Ch$	3,300,646	Ch$	1,244,091	Ch$	4,544,737	Ch$	4,338,884	Ch$	1,228,467	Ch$	5,567,351

The Bank was in material compliance with all of its debt instruments during the years 2011, 2012 and 2013.

Central Bank Borrowings

Central Bank borrowings include credit lines for the renegotiation of loans and other borrowings. The Central Bank provided credit lines for the renegotiation of mortgage loans due to the need to refinance debts as a result of the economic recession and crisis of the Chilean banking system from 1982 to 1985. These credit lines are linked to the UF index and carry an average real annual interest rate of 0.61% as of December 31, 2013. As of the same date, the maturities of the outstanding balances were, as follows:

As of December 31, 2013
(in millions of Ch$)
IFRS:
Due within 1 year	10
Due after 1 year but within 2 years	—
Due after 2 years but within 3 years	—
Due after 3 years but within 4 years	—
Due after 4 years but within 5 years	—
Due after 5 years	—

Total long-term (Credit lines for renegotiation of loans)	10
Total short-term (Other Central Bank borrowings)	—

Total Central Bank borrowings	10

Borrowings from Domestic Financial Institutions

Borrowings from domestic financial institutions are generally used to fund our general operations. As of December 31, 2013 we did not have any outstanding borrowings from domestic financial institutions.

Borrowings from Foreign Financial Institutions

We have short- and long-term borrowings from foreign banks. These loans are denominated in foreign currency and are used to fund our foreign trade loans and carried an average nominal interest rate of 0.84% in the year ended December 31, 2013. The outstanding maturities of these borrowings as of December 31, 2013 were, as follows:

As of December 31, 2013
(in millions of Ch$)
IFRS:
Due within 1 year	105,341
Due after 1 year but within 2 years	26,308
Due after 2 years but within 3 years	—
Due after 3 years but within 4 years	—
Due after 4 years but within 5 years	—
Due after 5 years	—

Total long-term	131,649
Total short-term(1)	857,806

Total foreign borrowings	989,455

(1)	Includes borrowings with maturities that were originally more than one year but which as of December 31, 2013 had remaining maturities of less than one year.

Bonds

Our bonds are linked to the UF index and carried an average real annual interest rate of 3.01% as of December 31, 2013 with interest and principal payments due semi-annually. The bonds were intended to finance loans that had a maturity of more than one year.

The maturities of bonds as of December 31, 2013 were:

As of December 31, 2013
(in millions of Ch$)
IFRS:
Due within 1 year	317,366
Due after 1 year but within 2 years	303,007
Due after 2 years but within 3 years	301,185
Due after 3 years but within 4 years	378,395
Due after 4 years but within 5 years	419,700
Due after 5 years	1,813,809

Total bonds	3,533,462

During 2013 we issued bonds in an amount of Ch$1,603,669 million, of which Ch$509,920 million corresponded to commercial paper.

Subordinated Bonds

Our outstanding subordinated bonds are linked to the UF index with interest and principal payments due semi-annually. The discount on the issuance of the outstanding subordinated bonds is amortized over the life of the bond. As of December 31, 2013, the effective real interest rate was 4.67% taking into consideration the discount on issuance.

The bonds are intended to finance loans having a maturity of more than one year. As of December 31, 2013, the maturities of subordinated bonds, which are considered long-term, were:

As of December 31, 2013
(in millions of Ch$)
IFRS:
Due within 1 year	38,953
Due after 1 year but within 2 years	25,255
Due after 2 years but within 3 years	136,094
Due after 3 years but within 4 years	24,118
Due after 4 years but within 5 years	23,837
Due after 5 years	498,750

Total subordinated bonds	747,007

During 2013 we issued bonds in an amount of Ch$3,596 million, with a maturity of 25 years and an interest rate of 3.75%.

Mortgage Finance Bonds

Mortgage finance bonds are used to finance the granting of mortgage loans. The outstanding principal amounts of the bonds are amortized on a quarterly basis. The range of maturities of these bonds is between five and thirty years. The bonds are linked to the UF index and carried a weighted average annual interest rate of 3.91% as of December 31, 2013.

The maturities of mortgage finance bonds as of December 31, 2013 were:

As of December 31, 2013
(in millions of Ch$)
IFRS:
Due within 1 year	23,053
Due after 1 year but within 2 years	16,310
Due after 2 years but within 3 years	11,517
Due after 3 years but within 4 years	8,951
Due after 4 years but within 5 years	7,144
Due after 5 years	19,516

Total mortgage finance bonds	86,491

Other Financial Obligations

The maturities of other financial obligations as of December 31, 2011, 2012 and 2013 were as follows:

	As of December 31,
	2011		2012		2013
	(in millions of Ch$)
IFRS:
Other long-term obligations:
Obligations with Chilean Government	Ch$	61,734	Ch$	55,585	Ch$	50,314

Total other long-term obligations		61,734		55,585		50,314
Other short-term obligations		123,051		106,538		160,612

Total other obligations	Ch$	184,785	Ch$	162,123	Ch$	210,926

As of December 31, 2013, other financial obligations had the following maturities:

As of December 31, 2013
(in millions of Ch$)
IFRS:
Due within 1 year	6,291
Due after 1 year but within 2 years	4,747
Due after 2 years but within 3 years	3,989
Due after 3 years but within 4 years	3,651
Due after 4 years but within 5 years	9,852
Due after 5 years	21,784

Total long-term	50,314
Total short-term(1)	160,612

Total other obligations	210,926

(1)	Includes borrowings with maturities that were originally more than one year but which as of December 31, 2013 had remaining maturities of less than one year

Asset and Liability Management

Our asset and liability management policy is to maximize net interest income, return on assets and average equity in light of interest rate, liquidity and foreign exchange risks, within the limits of Chilean banking regulations and our internal risk management policies. Subject to these constraints, we may from time to time take mismatched positions as to interest rates or, in certain limited circumstances, foreign currencies when justified, in our view, by market conditions and prospects, and subject to our asset and liability management policies. Our board of directors determines our asset and liability policies. See Note 42 to our audited consolidated financial statements as of and for the year ended December 31, 2013 appearing elsewhere in this annual report.

Funding

The following table sets forth our average daily balance of liabilities for the years ended December 31, 2011, 2012 and 2013, in each case together with the related average nominal interest rates paid thereon:

	Year Ended December 31,
	2011				2012				2013
IFRS:	Average Balance		% of Total Liabilities	Average Nominal Rate	Average Balance		% of Total Liabilities	Average Nominal Rate	Average Balance		% of Total Liabilities	Average Nominal Rate
	(in millions of Ch$, except percentages)
Current accounts and demand deposits	Ch$	4,540,335	24.7%	—%	Ch$	4,926,475	24.4%	—%	Ch$	5,455,342	25.1%	—%
Savings accounts and time deposits		8,450,231	46.0	5.11		9,380,123	46.4	5.31		9,842,483	45.2	4.83
Borrowings from financial institutions		1,715,417	9.3	1.39		1,435,362	7.1	1.55		1,201,866	5.5	1.15
Debt issued		1,994,679	10.8	7.72		2,838,170	14.0	6.00		3,771,209	17.3	5.29
Other financial obligations		168,858	0.9	2.26		170,977	0.8	1.86		173,868	0.8	1.68
Other interest bearing liabilities		218,847	1.2	4.96		286,944	1.4	5.22		289,107	1.3	4.55
Other non-interest bearing liabilities		1,298,603	7.1	—		1,189,167	5.9	—		1,028,223	4.8	—

Total liabilities	Ch$	18,386,970	100.0%	—	Ch$	20,227,220	100.0%	—	Ch$	21,762,098	100.0%	—

Our most important source of funding are customer deposits, which consist primarily of peso-denominated, non-interest bearing current accounts and demand deposits and Chilean peso and UF-denominated interest bearing time deposits and savings accounts. Current accounts and demand deposits represented 25.5% of our average total liabilities in 2013, and are our cheapest source of funding. Savings accounts, time deposit and debt issued represented 56.8%, 60.4% and 63.8% of our average liabilities in 2011, 2012 and 2013, respectively.

Capital Expenditures

For information on our capital expenditures, see Item 4. Information on the Company—History and Development of the Bank—Capital Expenditures.”

RECENT DEVELOPMENTS

Public Secondary Offering by LQIF

On January 31, 2014, LQIF, our major shareholder, closed the sale of 6,700,000,000 of our common shares. The shares were sold by LQIF through a book auction on the Santiago Stock Exchange. The shares were sold in Chile through Chilean placement agents and sold outside of Chile through international underwriters in the form of American Depositary Shares traded on the New York Stock Exchange. As a result of this offering, LQIF’s direct and indirect ownership stake in our common shares decreased from 58.4% as of December 31, 2013 to 51.2% as of April 15, 2014.

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

For more information regarding potential economic or regulatory factors that could affect our result of operations or financial condition, see Item 3. Key Information—Risk Factors.”

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

We provide customers with off-balance sheet credit support through loan commitments. Such commitments are agreements to lend to a customer at a future date, subject to compliance with contractual terms. Since substantial portions of these commitments are expected to expire without us having to make any loans, total commitment amounts do not necessarily represent our actual future cash requirements. The amounts of these loan commitments were Ch$5,481,235 million as of December 31, 2012 and Ch$5,436,938 million as of December 31, 2013. See Note 27 to our audited consolidated financial statements as of and for the year ended December 31, 2013 appearing elsewhere in this annual report. The amounts of subscribed leasing contracts were Ch$246,296 million as of December 31, 2012 and Ch$238,082 million as of December 31, 2013

Interest rate and cross-currency swaps, which are entered into in order to hedge our foreign investment portfolio, are recorded at their estimated fair market values. See Note 9 to our audited consolidated financial statements as of and for the year ended December 31, 2013 appearing elsewhere in this annual report.

The credit risk of both on and off-balance sheet financial instruments varies based on many factors, including the value of collateral held and other security arrangements. To mitigate credit risk, we generally determine the need for specific covenant, guarantee and collateral requirements on a case-by-case basis, depending on the nature of the financial instrument and the customer’s creditworthiness. The amount and type of collateral held to reduce credit risk varies, but may include real estate, machinery, equipment, inventory and accounts receivable, as well as cash on deposit, stocks, bonds and other marketable securities that are generally held in our possession or at another appropriate custodian or depository. This collateral is valued and inspected on a regular basis to ensure both its existence and adequacy. Additional collateral is requested when appropriate. For further information, see Note 27 to our audited consolidated financial statements as of and for the year ended December 31, 2013 appearing elsewhere in this annual report.

Financial Guarantees

The following is a summary of the nominal value of instruments that are considered financial guarantees and which are accounted for in off-balance sheet accounts:

As of December 31, 2013
(in millions of Ch$)
Performance bonds	1,402,399
Foreign office guarantees and standby letters of credit	491,465

Total	1,893,864

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

The expiration of guarantees per period is as follows:

	Due within 1 year	Due after 1 year but within 3 Years	Due after 3 years but within 5 years	Due after 5 years	Total
	(in millions of Ch$)
Performance bonds	1,008,922	273,125	108,517	11,835	1,402,399
Foreign office guarantees and standby letters of credit	320,385	161,003	8,207	1,870	491,465

Total	1,329,307	434,128	116,724	13,705	1,893,864

As of December 31, 2013, the Bank did not have significant concentrations by country.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following tables set forth our contractual obligations and commercial commitments by time remaining to maturity. As of December 31, 2013, the scheduled maturities of our contractual obligations, including accrued interest, were as follows:

IFRS:	Due within 1 year	Due after 1 year but within 3 years	Due after 3 years but within 5 years	Due after 5 years	Total	Estimated Interest Payment
	(in millions of constant Ch$ as of December 31, 2013)
Contractual Obligations
Currents accounts and other demand deposits	5,984,332	—	—	—	5,984,332	—
Transaction in the course of payment	51,898	—	—	—	51,898	—
Saving accounts and time deposits	10,195,212	207,347	135	31	10,402,725	—
Bonds issued
Mortgage finance bonds	23,053	27,827	16,095	19,516	86,491	23,568
Bonds	107,317	604,192	798,095	1,813,809	3,323,413	641,715
Commercial Bonds	210,049	—	—	—	210,049	40,558
Subordinated Bonds	38,953	161,349	47,955	498,750	747,007	432,074
Hedged Instrument	—	—	—	—	—	—
Inflows
Corporate Bond MXN	(63,100)	—	—	—	(63,100)	—
Corporate Bond HKD	(7,011)	(14,022)	(14,009)	(240,224)	(275,266)	—
Corporate Bond PEN	(578)	(1,154)	(14,690)	—	(16,422)	—
Corporate Bond CHF	(4,936)	(143,070)	(229,701)	(105,325)	(483,032)	—
Obligation USD	(1,419)	(135,478)	—	—	(136,897)	—
Corporate Bond JPY	(636)	(56,964)	(598)	(29,173)	(87,371)	—
Outflows
Cross currency swap MXN	63,100	—	—	—	63,100	—
Cross currency swap HKD	7,011	14,022	14,009	240,224	275,266	—
Cross currency swap PEN	578	1,154	14,690	—	16,422	—
Corporate Bond CHF	4,936	143,070	229,701	105,325	483,032	—
Obligation USD	1,419	135,478	—	—	136,897	—
Corporate Bond JPY	636	56,964	598	29,173	87,371	—
Borrowings from financial institutions	963,157	26,308	—	—	989,465	—
Other obligations	166,903	8,736	13,503	21,784	210,926	—
Lease contracts	26,786	37,497	26,517	48,815	139,615	—
Services contracts	5,223	2,286	—	—	7,509	—
Investments sold under agreements to repurchase	256,766	—	—	—	256,766	—

Total	18,029,649	1,075,542	902,300	2,402,705	22,410,196	1,137,915

(*)	See note 9(c) of the Consolidated Financial Statements

Item 6	Directors, Senior Management and Employees

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

Our current directors are as follows:

Director	Position	Committee Memberships	Age
Pablo Granifo L.	Chairman	8	55
Andrónico Luksic C.	Vice Chairman	1	60
Francisco A. Aristeguieta	Vice Chairman	2	48
Jorge Awad M.	Director	3	68
Jorge Ergas H.	Director	2	45
Jean Paul Luksic F.	Director	1	49
Juan Bruchou	Director	1	56
Gonzalo Menendez D.	Director	5	65
Juan Enrique Pino V.	Director	4	52
Francisco Perez M.	Director	3	56
Jaime Estévez V.	Director	4	67
Rodrigo Manubens M.	Alternate Director	1	55
Thomas Fürst F.	Alternate Director	1	83

Pablo Granifo L. was re-elected as the chairman of our board of directors in 2011, a position which he has held since 2007. He was our chief executive officer from 2001 to 2007, chief executive officer of Banco de A. Edwards from 2000 to 2001, commercial manager at Banco Santiago from 1995 to 1999 and corporate manager at Banco Santiago from 1999 to 2000. Mr. Granifo is also chairman of the board of directors of Banchile Asesoría Financiera S.A., Socofin S.A., Banchile Securitizadora S.A., Banchile Administradora General de Fondos S.A. and a member of the executive committee of Banchile Corredores de Seguros Limitada. He is also chairman of Viña San PedroTarapacá S.A., vice chairman of Transbank S.A., and a member of the board of directors of Compañía Cervecerías Unidas S.A., Redbanc S.A., Servipag Limitada and Empresa Nacional de Energía Enex S.A.. He holds a degree in business administration from the Pontificia Universidad Católica de Chile.

Andrónico Luksic C. has been a director and the vice chairman of our board of directors since 2002. Mr. Luksic is also chairman of LQIF, Quiñenco S.A. and Compañía Cervecerías Unidas S.A., vice chairman of Compañía Sud Americana de Vapores S.A. and a member of the board of directors of Madeco S.A. and Sociedad de Fomento Fabril (SOFOFA). Mr. Luksic is a member of the APEC Business Advisory Council (ABAC) and vice chairman of the International Business Leaders’ Advisory Council for the Mayor of Shanghai. He is also a member of the International Advisory Board of Barrick Gold, the International Advisory Council of the Brookings Institution, the Advisory Board of the Panama Canal Authority, and the Chairman’s International Council of the Council of the Americas. In addition, Mr. Luksic is a Trustee Emeritus at Babson College, and a member the Harvard Global Advisory Council, the International Advisory Board of the Blavatnik School of Government at Oxford University, the International Advisory Boards of both the Tsinghua University School of Economics and Management and the Fudan University School of Management, the Harvard Business School Latin America Advisory Board, the Dean’s Council at the Harvard Kennedy School, the Advisory Committee of the David Rockefeller Center at Harvard University, and the Latin American Executive Board of the MIT Sloan School of Management. Andrónico Luksic and Jean Paul Luksic are brothers.

Francisco A. Aristeguieta has been a member and vice chairman of our board of directors since April 2012. Mr. Aristeguieta is the CEO of Citigroup Latin America. Before this role he served as Citi Transaction Services (CTS) Head for Latin America & Mexico, member of the Banco Nacional de Mexico (Banamex) Executive Committee, member of the CTS Global Executive Committee, CEO for the Andean Region Cluster of countries and Colombia, CEO for Citigroup Venezuela and Ecuador.

Mr. Aristeguieta is a member of the Citigroup Global Executive Committee, the Board of Citigroup Foundation, the Association of American Chambers of Commerce of Latin America, The Americas Society and Council of the Americas. He has been a member of The Young Presidents Organization (YPO) since 2003. In addition, he served on the Board of Directors of Junior Achievement Americas and several other Boards among them: Banking Association of Ecuador, Colombia and Venezuela; and American Chambers of Commerce of Ecuador, Colombia and Venezuela, and the Consejo de Empresas Americanas of Colombia. He was also Chairman of the Board of Colfondos in Colombia. Mr. Aristeguieta holds an MBA from Brunel University in London, a graduate degree in Banking and Finance and an undergraduate degree in Business Administration with a major in Management both from the Universidad Metropolitana in Caracas, Venezuela.

Jorge Awad M. has been a member of our board of directors since 1996. From 1989 to 1996 he was a member of the board of directors of Banco de Santiago. Mr. Awad is president of the Association of Banks of Chile since 2011. He is also a member of the board of the University of Talca and the Catholic University of Valparaíso TV. Previously, Mr. Awad was president of LAN Airlines S. A. for 18 years until September 2012. He has also been a Director of Codelco Chile, National Television of Chile, Chile Laboratory, ICARE, and other Chilean companies. He is also a professor of Management and Entrepreneurship at the School of Economics at the University of Chile. Mr. Awad has a degree in Business Administration from the University of Chile.

Jorge Ergas H. was appointed member of our board of directors on March 2011 after having served as an advisor to the board of directors since 2007 and from 2002 to 2005. From 2005 to 2007, Mr. Ergas was an alternate director. Mr. Ergas is currently the Vice-Chairman of Banchile Compañía de Seguros de Vida S.A., vice chairman of Orion Seguros Generales S.A., President of Movicenter and a director of Inersa S.A., Nido de Águilas Educational Foundation, and Ever I BAE. Mr. Ergas was previously a director of the Plaza San Francisco Hotel, CasaPiedra Convention Center, HNS Bank and Inmobiliaria Paidahue.

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

Juan Bruchou was appointed member of our board of directors on March 2014. He is the CEO for Latam South Cluster (Argentina, Peru, Paraguay, Uruguay, Venezuela, Ecuador and Chile ). Mr. Bruchou joined Citibank in Buenos Aires in 1986 as a Senior Legal Officer. In 1991 he was promoted to Corporate Legal Head for the Global Finance group. Mr. Bruchou was named Head of Financial Institutions for Citibank Argentina in 1996. Subsequently, he was appointed Country Corporate Officer for Citibank Venezuela in 1997 and for Citibank in Malaysia in 1999. He was named CCO for Citibank in Argentina in September 2002. Prior to joining Citibank, Mr. Bruchou worked with Arnold Porter in Washington D.C. Mr. Bruchou received a Bachelor’s degree in law from the Universidad Católica in Argentina, and a Master’s Degree in International Law from Harvard Law School.

Gonzalo Menendez D. has been a member of our board of directors since 2001. He is also the chairman of Inversiones Vita S.A., and a member of the board of directors of several other companies, including Banchile Asesoría Financiera S.A., Banchile Seguros de Vida S.A., Quiñenco S.A., Compañía Sudamericana de Vapores S.A., Sudamericana Agencias Aéreas y Marítimas S.A., Sociedad Matriz SAAM S.A., Antofagasta PLC, Mining Group Antofagasta Minerals S.A., Antofagasta Railway, Aguas de Antofagasta S.A., Andsberg Investment Ltd., Andsberg Limited and Inmobiliaria e Inversiones Río Claro S.A.. He is also vice chairman of Fundación Andrónico Luksic A. and Fundación Pascual Baburizza. Previously, Mr. Menéndez served as chief executive officer of the Antofagasta Railway to Bolivia, Banco O’Higgins and Empresas Lucchetti. Since 1990, he has been a director and is now the chairman of the board of directors of Banco Latinoamericano de Comercio Exterior S.A., Bladex. Mr. Menéndez was a member of the board of directors and the executive committee at Banco Santiago and a member of the board of directors at Banco de A. Edwards. He was a professor of finance, economics and business policy at Universidad de Chile. He holds a degree in business administration and accounting from Universidad de Chile.

Juan Enrique Pino V. has been a member of our Board of Directors since August 2013. Currently, Mr. Pino is the Chief Risk Officer for Citigroup Latin America, a role that he has since January 2010, based in Mexico. He is a member of the Global Risk Management Executive Committee of Citigroup, and of the Executive Committees of both Mexico and Latin America. Juan Enrique first joined Citi in 1985, performing since then several business and risk management roles. He was General Manager for Citigroup Chile and Citi Accival Corredores de Bolsa in 2008 and part of 2009, and also Director of several companies where Citigroup was a shareholder. Mr. Pino is a Commercial Engineer and graduated from Universidad Adolfo Ibañez (Chile) in 1983 with a degree in Business Administration.

Francisco Perez M. has been a member of our board of directors since 2001. Since 1998, Mr. Perez has also served as the chief executive officer of Quiñenco S.A. Mr. Pérez is also chairman of the board of directors of Compañía Sud Americana de Vapores S.A., Empresa Nacional de Energía Enex S.A., Indalum S.A. and Madeco Mills S.A.. Mr. Perez is vice chairman of Invexans S.A. and Madeco S.A.. He was formerly the chief executive officer of Compañía Cervecerías Unidas S.A., of which he is still a director. Mr. Perez is a member of the board of directors of Banchile Corredores de Seguros S.A., LQ Inversiones Financieras S.A., Embotelladoras Chilenas Unidas S.A., Foods Cía. Alimentos CCU S.A., Cía. Cervecerías Unidas Argentina S.A., Cía. Pisquera de Chile S.A., Cervecera CCU Chile Ltda., Inversiones y Rentas S.A., Nexans, Sociedad Matriz SAAM S.A. y de Sudamericana, Agencias Aéreas y Marítimas S.A.He is also an advisor of the board of directors of Viña San Pedro Tarapacá S.A.Prior to 1991, Mr. Perez was chief executive officer of Citicorp Chile and also was vice president of Bankers Trust in Chile. Mr. Perez holds a degree in business administration from the Pontificia Universidad Católica de Chile and a master’s degree in business administration from the University of Chicago.

Jaime Estévez V. has been a member of our board of directors since 2007 and is currently a member of the board of directors of Cruzados SADP. Previously, Mr. Estévez was chairman of the board of directors of Banco Estado, a Chilean government-owned bank. Additionally, he has served as a director AFP Provida and AFP Protección, two Chilean private investment pension funds, and as director of Endesa Chile S.A. Mr. Estévez was Minister of Public Works from January 2005 to March 2006, and simultaneously, as Minister of Transportation and Telecommunications. He was also a congressman from March 1990 to March 1998 and president of the Lower Chamber of Congress from March 1995 to November 1996. Mr. Estévez holds a degree in economics from the Universidad de Chile.

Rodrigo Manubens M. has been a member of our board of directors since 2001. He is the chairman of Banchile Compañía de Seguros de Vida S.A. director and chairman of the Director Committee of Aguas Andinas S.A. and a director of the Bolsa de Comercio de Santiago (the Santiago Stock Exchange). Mr. Manubens was a member of the board of directors of Banco de A. Edwards from 1999 until 2001. From 1985 to 1999, Mr. Manubens was a member of the board of directors of Banco O’Higgins and retained such position following the merger between Banco O’Higgings and Banco Santiago. From 1995 to 1999, he was chairman of Banco Tornquist in Argentina and a member of the board of directors of Banco Sur in Peru and Banco Asunción in Paraguay. Mr. Manubens also served as a director and chairman of the board of directors of Endesa Chile S.A for ten years. Mr. Manubens holds a degree in business administration from Universidad Adolfo Ibañez and a master’s degree from the London School of Economics and Political Science.

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

Senior Management

Our current executive officers are as follows:

Executive Officers	Position	Age
Arturo Tagle Quiroz	Chief Executive Officer	55
Pedro Samhan E	Chief Financial Officer	63
Nelson Rojas P.	General Legal Counsel	60
Mauricio Baeza L.	Manager—Corporate Risk Division	51
Jorge Tagle O.	Manager—Commercial Division (Individual and SME Banking)	44
Ignacio Vera A.	Manager—Operations and Technology Division	55
Cristián Lagos C.	Manager—Human Resources Division	48
Eduardo Ebensperger O.	Manager—Wholesale, Large Corporations and Real Estate Division	48
Juan Cooper A.	Manager—Consumer Finance Division	52
Felipe Echaiz B.	Manager—Global Compliance Division	47
Alain Rochette G.	Manager—Corporate and Investment Banking Division	53
Oscar Mehech C.	Manager—Risk Control Division	49

Arturo Tagle Q. was appointed our Chief Executive Officer in May 2010. From November 2009 to April 2010, he was the Managing Director of our Institutional and Investors Relations Division, and from 2008 to November 2009 he was the Managing Director of our Strategic Development Division. From 2002 to 2007, Mr. Tagle was our Chief Financial Officer and from 1998 to 2001 he was head of our Internal Audit and Control Division. He is also a member of the board of directors of Banchile Asesoría Financiera S.A., Socofin S.A., Banchile Securitizadora S.A., and Banchile Administradora General de Fondos S.A., and a member of the executive committee of Banchile Corredores de Seguros Limitada. Mr. Tagle joined us in 1995. From 1990 to 1994, he was General Manager of the Chilean Bankers Association, and from 1984 to 1989 Director of Research at the SBIF. Mr. Tagle is also the Chief Executive Officer of Sociedad Matriz del Banco de Chile S.A. and SAOS since 1996. He holds a degree in Business Administration from the Pontificia Universidad Católica de Chile and a master’s degree in Business Administration from the University of Chicago.

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

Mauricio Baeza L. has been the manager of our Corporate Risk Division since December 2005. Mr. Baeza joined us in 1997 and was manager of the risk division of Banco de A. Edwards during 2001. He was risk manager at Banco Santiago from 1993 to 1997. He is the secretary of our director’s loan committee, SOCOFIN S.A. Committee Advisor, Finance, International and Financial Risk Committee Advisor, and participates of the Portfolio Risk Committee and the Operational Risk Committee. Currently he is Chairman of the Risk Committee of the Chilean Banking Association. Mr. Baeza is also a member of the Investment committee of Banchile Fondo Inmobiliario and he is a director of the Foundation Villa Padre Hurtado a charity organization. Mr. Baeza holds a degree in civil engineering from the Pontificia Universidad Católica de Chile.

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

Cristián Lagos C. joined us as manager of our Human Resources Division in May 2012. From 2008 to March 2012 he was the Corporate Human Resources and Reputational Manager of Compañía General de Electricidad S.A. Before that, he was the Manager of the Planification and Human Resources Division of Banco Sudaméricano, and after the merger between this Bank and Scotiabank, he occupied the same position in the latter. Additionally, he was the Human Resources manager of Chilesat S.A., and Corporate Manager of Telmex S.A after the merger of Chilesat S.A. with said company. Mr. Lagos is a psychologist of the Diego Portales University, and he participated in the PDD Program of ESE.

Ignacio Vera A. was appointed head of our Operations and Technology Division on February 2014. Previously, Mr. Vera was from 2009 to 2013 the Head of Internet, Mobile and Offshore Technology Centers for Barclays Bank. From 2007 to 2009 he was the Chief Technology Service Officer of HSBC Mexico. Prior to this position he worked for HSBC in the Canada Development Centre and was in charge of the corporate and trade internet solution (HSBCnet). Mr. Vera was also CIO of HSBC Group in Argentina and from 1982 to 1991 he worked at the Stock Exchange Argentina Bank where he held various IT positions. Mr. Vera has a Bachelor in Computer Science degree from the University of Buenos Aires and has taken courses at Wharton School University of Pennsylvania (USA), INSEAD Business School in Fontainebleau (France), and the University of Chicago Booth School of Business (USA).

Eduardo Ebensperger O. has been the manager of the Large Companies and Real Estate Division since January 2008; before he was manager of the Middle Market Companies Division from 2005 to 2007, and was previously the Chief Executive Officer of Banchile Factoring S.A. from 2002 to 2005. He joined Banco de A. Edwards in 1989. Mr. Ebensperger was manager of the Medium Size Companies Division and Manager of the regional branches of Banco de A. Edwards from 1997 to 2001. Presently, Mr. Ebensperger is the chairman of the board of directors of Artikos S.A. He is also currently a member of the board of Banchile Citi Global Markets (Banchile Asesoría Financiera S.A.), Banchile Factoring S.A. and Banchile Securitizadora S.A. Mr. Ebensperger holds a degree in Business and Economic Science from the Universidad de Chile.

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

Felipe Echaiz B. has been the manager of our Global Compliance Division since January 2008. He joined us as a result of our merger with Citibank Chile. Mr. Echaiz worked at Citibank for ten years and was Citigroup Chile country compliance officer from 2006 to 2007. In 2003, he was the deputy director to the Anti-Money Laundering and Organized Crime Unit at the Public Prosecutor’s Office. Mr. Echaiz is a member of the executive committee for Anti-Money Laundering of the Chilean Banks Association and holds a degree in law from the Pontificia Universidad Católica de Chile and a master’s degree in finance and economics from the Universidad de Chile.

Alain Rochette G. has been the manager of our Corporate and Investment Banking Division Manager since 2013. Prior to that, he was advisor to the CEO for the Corporate and Investment Banking Division and General Coordinator for the Treasury, Investment and Corporate Divisions. Previously, he held diverse positions in Citibank including Executive Director of Markets and Treasury for Latin America based in the U.S., CFO of Citibank Chile and 15 years in diverse regional positions in Japan and the United States. Mr. Rochette holds a degree in industrial engineering from Universidad de Chile.

Oscar Mehech C. was appointed head of our Risk Control Division in July 2008 after holding various positions with us, which include being head of our Regulatory Policies Division, head of our Global Compliance Division and deputy general counsel. Prior to joining us in 2002, he was deputy general counsel at Banco de A. Edwards. Mr. Mehech is the chairman of the internal audit committee of the Chilean Banking Association and the vice chairman of the surveillance committee of Depósito Central de Valores S.A. He holds a law degree from Universidad de Chile and a master’s degree in business administration from the Pontificia Universidad Católica de Chile.

COMPENSATION

The table below presents the amount of compensation, as established by our shareholders, to the members of our board of directors for the year ended December 31, 2013. These amounts include remuneration for services, fees for attendance at meetings of our board of directors, meetings of committees of our board of directors and meetings of board of directors of our subsidiaries, consulting services and travel expenses.

Name of Director	Remuneration		Fees for Attending Meetings of our Board of Directors		Fees for Attending Meetings of Committees of our Board of Directors and Meetings of the Board of Directors of our Subsidiaries		Total
	(in millions of Ch$)
Pablo Granifo Lavín	Ch$	363	Ch$	48	Ch$	321	Ch$	732
Andrónico Luksic Craig		149		13		—		162
Jorge Awad Mehech		50		24		113		187
Jorge Ergas Heymann		50		19		46		115
Jaime Estévez Valencia		50		23		97		170
Guillermo Luksic Craig		12		—		—		12
Jean-Paul Luksic Fontbona		34		10		2		46
Rodrigo Manubens Moltedo		50		23		52		125
Gonzalo Menéndez Duque		50		20		110		180
Francisco Pérez Mackenna		50		21		60		131
Thomas Fürst Freiwirth		50		20		39		109
Jacob Ergas Ergas		—		—		8		8
Other subsidiary directors		—		—		149		149

Total	Ch$	908	Ch$	221	Ch$	997	Ch$	2,126

Consistent with Chilean law, we do not disclose to our shareholders, or otherwise make public, information regarding the compensation of our executive officers. For the year ended December 31, 2013, the aggregate amount of compensation paid to our executive officers, including the executive officers of our subsidiaries, was Ch$6,883 million. Pursuant to the Chilean Corporations Law, our directors/audit committee must approve compensation plans, but we are not required to have a compensation committee. For the year ended December 31, 2013, no amounts were set aside or accrued by us to provide pension, retirement or similar benefits for our directors and officers. None of our directors is a party to any agreement with us or any of our subsidiaries that provides for benefits upon termination of his appointment as a director.

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

Our directors/audit committee is composed of three members appointed by the board of directors. The directors/audit committee is currently composed of the following individuals:

•	Jorge Awad M. (chairman and financial expert);

•	Jaime Estevez V.; and

•	Juan Enrique Pino V.

Mr. Awad and Mr. Estevez were appointed as members of the directors/audit committee by our board of directors at the meeting held on April 12, 2007. Mr. Pino was appointed to the directors/audit committee by our board of directors at the meeting held on August 25, 2013.

Messrs. Awad and Estevez satisfy the independence requirements of both Chilean law and Rule 10A-3 under the Exchange Act and are full voting members of our directors/audit committee.

Mr. Juan Enrique Pino is exempt from the independence requirements of Rule 10A-3 of the Exchange Act pursuant to the exemption under Rule 10A-3(b)(1)(iv)(D). Pursuant to that exemption, Mr. Pino is a non-voting member of our directors/audit committee with respect to all matters required to be addressed by our directors/audit committee under U.S. federal securities laws.

The directors/audit committee met 18 times during 2013. The budget of the directors/audit committee is approved annually at the ordinary annual shareholders’ meeting. The directors/audit committee satisfies the applicable requirements of the SBIF and operates pursuant to a charter document. The SBIF recommends that at least one of the members of the directors/audit committee be experienced with respect to the accounting procedures and financial aspects of banking operations. The directors/audit committee submits a report regarding its activities to our board of directors after each directors/audit committee meeting and presents an annual report at our ordinary annual shareholder’s meeting. As established in the directors/audit committee’s charter, the chief executive officer, the general counsel and the manager of our Risk Control Division, or their respective deputies, shall also attend the directors/audit committee meetings. The directors/audit committee may also invite other persons to attend meetings.

The directors/audit committee may appoint independent personnel to carry out specific duties. The directors/audit committee’s specific objectives include:

•	Seeking efficiency, maintenance, application and functioning of our internal control systems, and compliance with rules and procedures;

•	Supervising compliance with rules and procedures governing the banking business and identifying the business risks of our and our subsidiaries’ activities;

•	Supervising the activities of our Risk Control Division and ensuring its independence from management;

•

Supervising the activities of the Global Compliance Division, serving as an intermediator and coordinator of tasks between our internal audit work and our independent auditors, and acting as a communication channel between these teams and our board of directors;

•	Examining the fees budget for our independent auditors and the credit rating agencies;

•	Analyzing the reports, content, procedures and scope of the revisions by our independent auditors and credit rating agencies;

•	Analyzing and generating information in the annual internal audit program and the results of internal audits and revisions;

•	Analyzing the interim and annual financial statements;

•	Analyzing our financial statements included in the Form 20-F, for presentation to the SEC;

•	Gathering information on accounting changes occurring during the year and their effects;

•	Reviewing issues affecting the internal control systems;

•	Analyzing the remuneration systems and compensation plans for managers and executive officers;

•	Analyzing the 2013 annual performance self-evaluation process;

•	Analyzing related party transactions pursuant to Title XVI of the Chilean Corporations Law;

•	Analyzing policies relating to operational risk and progress in the risk-management process and SOX self-evaluation;

•	Analyzing and informing on matters related to the Global Compliance Division, principally regarding the revision of policies for detecting and sanctioning money laundering transactions; and

•	Reviewing customer claims filed with the SBIF and the Customer defense Division of the Chilean Association of Banks and Financial Institutions.

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

The portfolio risk committee meets on a monthly basis and is composed of the chairman of our board of directors, our chief executive officer, two additional members or advisors of our board of directors, the manager of our Corporate Risk Division, and the deputy manager of Intelligence and Information Risk Area.

Credit Committees

Our governance structure relating to the evaluation process of commercial loans is based on the segments and risks involved. Each credit decision should be made with the participation of committee members with sufficient authority over a particular type of loan.

A member of the Corporate Risk Division is required to approve most credit decisions exceeding UF 6,000. Such decisions are made by different loan committees, the highest of which, in terms of hierarchy, is the board loan committee, composed of our chief executive officer, the manager of our Corporate Risk Division and at least three members of our board of directors, all of whom review all transactions exceeding UF 750,000 on a weekly basis. Any member of the board of directors may participate in the board loan committee.

The Corporate Risk Division participates independently and autonomously in each committee from our business areas.

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

The finance, international and market risk committee meets monthly and is composed of the chairman of our board of directors, four other members or advisors of our board of directors, our chief executive officer, the manager of our Corporate and Investment Banking Division, our corporate treasurer and the manager of our financial risk area. Committee members conduct analyses and make presentations to the committee regarding certain matters, including:

•	Knowledge of current market risks, which allows forecasting of potential future losses;

•

Review of estimated results of certain financial positions generated in isolation in order to measure the risk-return ratio of the treasury businesses, as well as changes in and forecasts of the use of capital based on best estimates of future credit and market risks;

•	Analysis of the liabilities of international financial exposure and major credit exposures generated by derivative transactions; and

•	The design of policies and procedures for setting, controlling and reporting financial position limits and warnings.

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

Upper Operational Risk Committee

Created in April 2014, the Upper Operational Risk Committee is responsible for (i) identifying the Bank and its subsidiaries’ exposure to operational risk at both an entity and business level; (ii) evaluating our corporate strategy for managing operational risk, information security management system, business continuity and reputational risk; (iii) approving strategies as defined by the Operational Risk Executive Committee in accordance with the Bank´s operational risk policy; (iv) encouraging the establishment of guidelines and directing efforts to properly manage and mitigate operational risk; (v) reporting to the board on the management model and the level of operational risk exposure of the Bank and its subsidiaries and additional mitigation and/or prevention efforts adopted by the Bank; (vi) ensuring compliance with the current regulatory framework and optimizing capital use; (vii) ensuring compliance with the Bank´s operational risk policy; and (viii) ensuring that our strategy and defined plans ensure the solvency of the Bank and its subsidiaries in the long run by avoiding risk contingencies that could jeopardize the continuity of the Bank.

This committee is chaired by our Chairman and is composed of one member of the board appointed by the Board, our chief executive officer, the manager of our Corporate Risk Division, the manager of our Operations and Technology Division, and the manager of our Operational Risk Area.

Leasing Committee

The main function of the Leasing Committee is to review the monthly evolution and results of our Leasing Area by means of a report that consolidates the management of the business divisions of the Bank.

This committee includes the chairman of our board of directors, one member or advisor of our board of directors, our chief executive officer, the manager of our Wholesale, Large Corporations and Real Estate Division, the manager of our Commercial Division, the manager of branches of our Commercial Division, the manager of Products for Corporations and the manager of the Leasing Area.

Factoring Committee

The Factoring Committee was set up in 2013, after the merger of Banchile Factoring S.A. with us. Its purpose is to analyze the evolution and results of our Factoring Area in terms of volume, prices, margins, provisions and expenses and analyze the factoring product for each business area of the Bank.

This committee is chaired by the chairman of our board of directors, one member or advisor of our board of directors, our chief executive officer, the manager of our Wholesale, Large Corporations and Real Estate Division and the manager of the marketing area of the Commercial Division.

Consumer Finance Division Committee

The main purpose of the Consumer Finance Division Committee is to analyze on a monthly basis the evolution and results of our Consumer Finance Division, its growth, and its strategies to gain new customer segments and maximize the results of the division.

This committee includes the chairman of our board of directors, three members of our board of directors, our chief executive officer, the manager of our Commercial Division and the manager of our Consumer Finance Division.

Committees composed of Banco de Chile’s senior management

The main committes composed of Banco de Chile’s senior management executivies are:

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

Management Committee

The management committee, the highest coordinating body of our management, is chaired by our chief executive officer, and its principal function is to discuss main strategic guidelines and to analyze the market and the banking industry.

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

Quality Committee

This main objective of this committee is to generate strategic guidelines for decision-making on issues related to the attention of customers, through all channels available at the bank, by means of the analysis of customer perception and relevant competition. In addition, this committee supervises projects and initiatives aimed at increasing the permanence and referrals of our clients.

This committee is chaired by our chief executive officer, the manager of our Commercial Division, the manager of our Wholesale, Large Corporations and Real Estate Division, the manager of our Consumer Finance Division, the manager of our Operations and Technology Division, the manager of the marketing Area of the Commercial Division, the manager of the marketing Area of the Wholesale and Corporate Business, the manager of clients of the Commercial Division and the manager of the Quality Area of the Commercial Division.

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

Citigroup and Banco de Chile Cooperation Agreements Committees

In order to control and review the evolution of the joint initiatives resulting from our strategic association with Citigroup Inc., additionally to the Global Connectivity Agreement Steering Committee, the following operating committees have been set up: (i) Global Transaction Services Committee; (ii) International Personal Banking Committee; (iii) Investment Banking Committee; (iv) Retail Initiatives Committee; and (v) Financial Control Committee of the Cooperation Agreement. The committees mentioned above are composed of the chairman of our board of directors, our chief executive officer and two members of our board of directors that have been appointed by Citigroup Inc. Also taking part in these meetings, except in the Global Connectivity Agreement Steering Committee, are division managers for each particular business line and the managers of the areas directly responsible for the respective business.

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

EMPLOYEES

The following table shows a breakdown of our full-time, permanent employees at the dates indicated:

	As of December 31,
	2011	2012	2013
Banco de Chile	10,482	10,737	11,023
Subsidiaries	3,647	3,844	3,700

Total	14,129	14,581	14,723

As of December 31, 2013, we had 14,723 employees (on a consolidated basis). Also, 5,904 of our employees were unionized, which represented a 40.1% of our total staff. As of the same date, all management positions were held by non-unionized employees.

In 2011 we renegotiated three out of the four existing collective agreements that were due to expire in 2012 and signed four-year agreements with all of them. Also, we renegotiated the collective bargaining arrangement related to an agreement that expired in 2011 with “Citibank union” that, as of that date, comprised 1,016 employees, representing 15.0% of our total unionized workforce in 2011. Despite our efforts to offer high-quality standards this union—as did other unions—decided to undertake a 15-day strike, as permitted by the Chilean labour law. After the strike, we reached a three-year agreement with this union.

Similarly, during 2012 we renegotiated the existing collective agreements of two of our subsidiaries, Socofin and Promarket, which jointly represented 17.3% of our total workforce as of December 31, 2012. Both of these agreements were due to expire in 2012. For one of the agreements we reached a two-year agreement, whereas for the other collective agreement we signed a four-year agreement, which are due to expire in 2014 and 2016, respectively.

These collective bargaining processes have allowed us to equalize benefits among all of our employees, since we formerly had differentiated agreements due to our successive merger transactions. We believe these new agreements will improve relations with our employees, which we believe are satisfactory, and simplify the compensation system to employees across the corporation.

We have comprehensive personnel training and development programs that include internal courses on operational, technical and commercial matters, as well as participation in external seminars and conferences. In 2013, the total cost of training programs was approximately 0.9% of the Bank’s consolidated personnel salaries and expenses. These expenses were associated with 564 training courses that were attended by 10,303 people. According to our management information systems, every trained person attended—on average—approximately three training courses during 2013.

We do not maintain any pension or retirement programs for the vast majority of our employees. We do, however, pay certain long-serving key employees a severance payment upon retirement. Although we have provided productivity bonuses to individual employees on a discretionary basis, we do not maintain a formal profit-sharing plan.

SHARE OWNERSHIP

Mr. Andronico Luksic and Mr. Jean Paul Luksic, members of our board of directors since March 2002 and April 2013, respectively, together with members of their family, control Quiñenco S.A. As of April 15, 2014, Quiñenco directly and indirectly owns 50% of LQIF, which in turns owns directly 25.39% of our outstanding shares and 0.17% through Inversiones LQ-SM Ltda. Additionally, Quiñenco S.A. holds 51.22% of the voting rights in Banco de Chile (directly and indirectly through shares of SM-Chile S.A. that are owned by LQIF and Inversiones LQ-SM Ltda. (“LQ-SM”). See Item 7—Major Shareholders, footnote (3)).

LQIF and LQ-SM are vehicles incorporated under Chilean law through which Quiñenco S.A. and Citigroup hold their ownership interests in Banco de Chile. As part of the strategic partnership between Citigroup and Quiñenco, they entered into a framework agreement which was included in our 6-K filed on July 20, 2007. Pursuant to this agreement and following the merger of Citibank Chile into Banco de Chile, Quiñenco S.A. and Citigroup became the shareholders of LQIF, the parent corporation of Sociedad Matriz del Banco de Chile S.A. (“SM-Chile”) and Banco de Chile, among other companies. LQ-SM is an investment vehicle whose major shareholder LQIF owns 99.99% of its shares.

As of April 15, 2014, Citigroup is the owner of 50% of LQIF and Quiñenco, directly and indirectly, owns 50% of LQIF. Regardless of any increase in participation by Citigroup, however, the agreement provides that Quiñenco will remain in control of LQIF and the corporations that are directly or indirectly controlled by LQIF. Accordingly, Quiñenco will maintain the power to elect the majority of the directors of LQIF, SM-Chile and Banco de Chile.

Mr. Jacob Ergas controls Ever I Bae S.p.A., Ever Chile S.p.A. and Inversiones Aspen Limitada. As of April 15, 2014, these holding companies own 2.20%, 2.20% and 1.52% of our outstanding shares, respectively. Mr. Ergas holds 5.93% of the voting rights in Banco de Chile through these holding companies. Mr. Jacob Ergas has not been a member of the board since March 2011, when Mr. Jorge Ergas was appointed to the board of directors. Mr. Jacob Ergas and Mr. Jorge Ergas are father and son.

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

In November 1996, pursuant to Law No. 19,396, our shareholders approved a reorganization by which we were converted into a holding company named SM-CHILE S.A. In turn, SM-CHILE organized a new wholly owned banking subsidiary named Banco de Chile, to which it contributed all of its assets and liabilities other than the Central Bank subordinated debt. In addition, SM-CHILE incorporated SAOS S.A. (“SAOS”), a special purpose legal vehicle created by Law 19,396, whose only business purpose is to repay the Central Bank indebtedness. In exchange for assuming the Central Bank indebtedness, SAOS received from SM-CHILE a certain portion of our shares pledged as collateral in favor of the Central Bank of Chile to secure payment to the Central Bank. Pursuant to applicable laws and the bylaws of both SAOS and SM-CHILE, the economic rights of our shares held by SAOS belong to the Chilean Central Bank; however, their voting rights are exercised by the shareholders of SM-CHILE at Banco de Chile’s shareholders’ meetings.

Currently, our major shareholder LQIF holds 51.22% (together with LQ-SM, as further explained below) of the voting rights of our shares. LQIF and Inversiones LQ-SM Ltda. are vehicles incorporated under Chilean law through which Quiñenco S.A. and Citigroup hold their ownership interests in Banco de Chile. The voting rights of LQIF and LQ-SM is the result of the right of LQIF and LQ-SM, pursuant to applicable law and bylaws, to vote (i) our shares owned by LQIF and LQ-SM; (ii) our shares owned by SM-CHILE, based on the ownership percentage of LQIF and LQ-SM in SM-CHILE; and, (iii) our shares owned by SAOS, as a shareholder of SM-CHILE, based on the ownership percentage of LQIF and LQ-SM in SM-CHILE, at our shareholders’ meetings. According to the bylaws of SM-CHILE, the voting rights of SM-CHILE, shares (Series A, B and D) which in turn possess voting rights over Banco de Chile shares, are exercised in accordance with the following rule: each share of SM-CHILE, exercises the voting rights of one of our shares plus 2.38337827 of our shares owned by SAOS. The latter factor is the result of dividing the number of our shares owned by SAOS (28,593,701,789) by the number of total outstanding shares of SM-CHILE, Series A, B and D (11,997,131,195). Consequently, each SM-CHILE share (Series A, B and D) with voting rights over our shares may vote 3.38337827 shares of Banco de Chile. SM-CHILE’s Series E exercises voting rights of Banco de Chile shares in a one-to-one ratio.

Major Shareholders

The following table sets forth certain information regarding the ownership of outstanding shares as of April 15, 2014 for the following:

•	each person or entity who is known by us to own beneficially more than 5% of our outstanding shares capital or voting rights; and SAOS, LQIF and SM-Chile.

•	our directors and members of our executive management group, as a group.

Ownership in Banco de Chile(1)

(As of April 15, 2014)

Name	Amount Owned	Percentage
SAOS(2)	28,593,701,789	30.69%
SM-CHILE	12,138,543,602	13.03%
LQIF and LQ-SM(3)	23,807,364,293	25.55%
Jacob Ergas(4)	5,523,510,258	5.93%
Directors and executive officers as a group	20,057,213	0.02%

Voting Rights in Banco de Chile

(As of April 15, 2014)

Name	Amount Owned	Percentage
LQIF and LQ-SM	47,725,305,836	51.22%
Jacob Ergas	5,523,510,258	5.93%
Directors and executive officers as a group	41,498,002	0.04%

(1)	Percentages are based on 93.175.043.991 shares outstanding as of April 15, 2014. Each share has one vote and all shares have identical voting rights. We have no shares outstanding with special voting rights.
(2)	SM-CHILE beneficially owns 100% of SAOS. Our shares owned by SAOS, (which are all pledged as collateral in favor of the Chilean Central Bank to secure repayment of the Central Bank indebtedness) possess economic rights that belong to the Chilean Central Bank, although the voting rights, pursuant to the by-laws of both SAOS and SM-CHILE, are exercised by the shareholders of SM-CHILE, at the Bank’s shareholders’ meetings. In terms of economic rights, all classes of shares of SM-Chile have the right to receive dividends, with the exception of class A shares, which do not have this right (classes B, D and E are entitled to dividends from the income generated by SM-Chile when we decide to distribute dividends).
(3)	LQIF and LQ-SM hold 47.13% and 11.11%, respectively, of SM-Chile’s total shares. The total percentage ownership of LQIF and LQ-SM in SM-CHILE, was calculated by adding the total number of shares of LQIF and LQ-SM, as shareholders of record, divided by the total number of shares issued by SM-Chile. LQIF and LQ-SM do not beneficially own all of our shares owned by SM-CHILE because SM-CHILE has, as of April 15, 2014, a total of 17,628 shareholders. LQ-SM is an investment vehicle whose major shareholder LQIF owns 99.99% of its shares. As of its incorporation date (August 26, 2002), we were informed that LQ-SM’s total capital was CLP$73,175,029,140. In connection with the framework agreement executed between Citigroup, Inc. and Quiñenco S.A. in July 2007 and following the merger of Citibank Chile into Banco de Chile, Citigroup became a shareholder of LQIF. As of April 15, 2014, Citigroup is the owner of 50% of LQIF, and Quiñenco directly and indirectly owns 50% of LQIF. Regardless of any increase in participation by Citigroup, however, the agreement provides that Quiñenco will remain in control of LQIF and the corporations that are directly or indirectly controlled by LQIF. Accordingly, Quiñenco will maintain the right to elect the majority of the directors of LQIF, SM-CHILE and Banco de Chile. As of April 15, 2014, members of the Luksic family or their affiliates beneficially owned 81.4% of the common shares of Quiñenco S.A. Mr. Andrónico Luksic and Mr. Jean Paul Luksic are members of our board of directors.
(4)	Mr. Jacob Ergas holds his shares through Ever 1 Bae S.p.A., Ever Chile S.p.A. and Inversiones Aspen Ltda., which are holding companies under his control. Mr. Jacob Ergas has not been a member of the board since March 2011 when Mr. Jorge Ergas was appointed director of the board. Mr. Jacob Ergas and Mr. Jorge Ergas are father and son.

The following charts provide additional information on the voting rights held by LQIF and LQ-SM as of April 15, 2014:

Voting rights of LQIF in Banco de Chile

Ownership	Shares owned by LQIF	Voting Ratio	LQIF Voting Shares as a result of the application of Voting Ratio in BCH	Voting Rights of LQIF (as % ) in BCH
Direct ownership in BCH	23,653,093,809	1.00000000	23,653,093,809	25.39%
Shares SM-A	—	3.38337827	—	—
Shares SM-B	5,497,274,771	3.38337827	18,599,360,004	19.96
Shares SM-D	223,364,308	3.38337827	755,725,945	0.81
Shares SM-E	—	1.00000000	—	—

Total LQ-SM in BCH	29,373,732,888		43,008,179,758	46.16%

Voting rights of LQ-SM in Banco de Chile

Ownership	Shares owned by LQ-SM	Voting Ratio as set in SM-CHILE By -laws	LQ-SM Voting Shares as a result of the application of Voting Ratio in BCH	Voting Rights of LQ-SM (as % ) in BCH
Direct ownership in BCH	154,270,484	1.00000000	154,270,484	0.16%
Shares SM-A	377,528,973	3.38337827	1,277,323,323	1.37
Shares SM-B	971,080,384	3.38337827	3,285,532,269	3.53
Shares SM-D	—	3.38337827	—	—
Shares SM-E	—	1.00000000	—	—

Total LQ-SM in BCH	1,502,879,841		4,717,126,076	5.06%

RELATED PARTY TRANSACTIONS

In the ordinary course of our business, we engage in a variety of transactions with certain of our affiliates and related parties. Financial information concerning these transactions is set forth in Note 39 to our audited consolidated financial statements as of and for the year ended December 31, 2013, appearing elsewhere in this annual report. The Chilean Corporations Law was amended in October 2009 by Law No. 20,382, which also introduced changes to several others laws to improve Chilean corporate governance. As part of these changes, the concept of related party transactions in the Chilean Corporations Law was amended. The new regulation established different treatment for closely held corporations and for publicly held corporations.

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

We believe that we have complied with the applicable requirements of the Chilean Corporations Law in all transactions with related parties and affirm that we will continue to comply with such requirements. See Note 39 to our audited consolidated financial statements as of and for the year ended December 31, 2013, appearing elsewhere in this annual report for a more detailed accounting of our transactions with related parties.

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

Effective January 9, 2014, Quiñenco S.A., Citigroup Inc. and Citibank Overseas Investment Corporation entered into an amendment to the “Framework Agreement, and additionally Quiñenco S.A., Citigroup Chile S.A. and other shareholders of LQIF entered into an amendment to the Shareholders’ Agreement (as defined below) (collectively, the “2014 Amendments”), to, among other things, reduce LQ Inversiones Financieras S.A.’s minimum shareholding in Banco de Chile (direct and indirect) from 58.33% to 51%. Prior to the 2014 Amendments, Citigroup had the right to appoint five of the permanent members of our board of directors, provided that the number of directors Citigroup had the right to appoint was reduced by the number of directors appointed by minority shareholders (subject to a minimum of one permanent director appointed by Citigroup). Pursuant to the 2014 Amendments, Citigroup maintains its right to appoint five of the permanent members of our board of directors, except that in the event our minority shareholders appoint five permanent directors and thus no person proposed by Citigroup can be appointed as a permanent director, then Citigroup shall have the right to appoint two alternate directors.

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

On December 19, 2012, by means of a public deed signed before the Public Notary of Mr. René Benavente Cash, Banco de Chile together with its affiliate Banchile Corredores de Seguros Limitada entered into an agreement with Banchile Seguros de Vida S.A. called Collective Debtor’s Life Insurance Agreement (“Contrato de Seguro Colectivo de Desgravamen”) for loan mortgages. Said agreement was entered pursuant to article 40 of DFL N° 251 of 1931, General Regulation N° 330 of the Superintendency of Securities and Insurance and Circular N° 3,530 of the SBIF and Financial Institutions, both dated March 21, 2012, upon which the public bid for the collective policy for life insurance covering loan mortgages was adjudicated to Banchile Seguros de Vida S.A., who offered the lowest rate of 0.0119800% monthly, including a 14.00% commission fee for the insurance broker Banchile Corredores de Seguros Limitada, who will act as intermediary of the policy.

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

On June 19, 2013, by means of a public deed signed before the Public Notary Mr. Raúl Perry Pefaur, Banco de Chile acquired all of the shares of Banchile Factoring S.A. (a Bank’s subsidiary) held by our subsidiary Banchile Asesoría Financiera S.A. Pursuant to the Ley de Sociedades Anónimas (Chilean Corporation Law) article 103 N° 2, after a period of ten days starting from the date of acquisition, Banchile Factoring S.A. was dissolved and Banco de Chile became its legal successor on June 30, 2013.

On December 9, 2013, by means of a public deed signed before the Public Notary Mr. René Benavente Cash, we and our affiliate Banchile Corredores de Seguros Limitada entered into an agreement with Banchile Seguros de Vida S.A., namely the “Collective Debtor’s Life Insurance Agreement” (“Contrato de Seguro Colectivo de Desgravamen”) and the “Collective Debtor’s Life, Total and Permanent Disability 2/3 Insurance Agreement (“Contrato de Seguro Colectivo de Desgravamen e Invalidez Total y Permanente 2/3”) (portfolio in pesos and housing subsidies D.S. N°1 de 2011), both for loan mortgages. The aforementioned agreements were entered pursuant article 40 of DFL N° 251 of 1931, General Regulation N° 330 of the Superintendency of Securities and Insurance and Circular N° 3,530 of the SBIF and Financial Institutions, both dated March 21, 2012, upon which the public bid for the Debtor’s Life Insurance and Debtor’s Life and Total and Permanent Disability 2/3 Insurance agreements (portfolio in pesos and housing subsidies D.S. N°1 de 2011) the agreements were awarded to Banchile Seguros de Vida S.A. who offered in both cases the lowest rates of 0.0103% monthly and of 0.0109% monthly, respectively, including a 14.00% fee for the insurance broker Banchile Corredores de Seguros Limitada.

On December 26, 2013, we and Banchile Seguros de Vida S.A. entered into an amendment to the Use of Distribution Channels Agreement (“Convenio Uso de Canales de Distribución”), dated December 28th, 2012, adjusting the percentage of the fee associated to certain insurances and the base calculation formula of the fee agreed in the mentioned Agreement. This amendment is effective from December 1st, 2013, to December 31st, 2015.

All the terms and conditions contained in the agreement mentioned above were previously reviewed and approved by our board of directors.

Loans to Related Parties

As disclosed in Note 39(c) to our audited consolidated financial statements as of and for the year ended December 31, 2013 appearing elsewhere in this annual report, we incurred an aggregate of Ch$295,846 million in expenses and Ch$213,818 million in income from transactions with related parties in 2013, other than loans. As authorized by the General Banking Law, and within the regulatory limits, we hold several outstanding loans owed to us by affiliated corporations. All such loans:

(i)	were made in the ordinary course of business;
(ii)	were made on terms, including interest rates and collateral, substantially the same as those prevailing at the time for comparable transactions with other persons; and

(iii)	did not involve more than the normal risk of collectability or present other unfavorable features.

We held an aggregate of Ch$378,271 million in net loans (provisions for loan losses not deducted) to related parties, including Ch$61,832 million in collateral pledged by related parties, as of December 31, 2013. See Note 39(c) to our audited consolidated financial statements as of and for the year ended December 31, 2013 appearing elsewhere in this annual report for details concerning these transactions.

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

On April 30, 2012, the Spanish Court decided the provisional dismissal (sobreseimiento provisional) of the aforementioned lawsuit on the grounds that the Chilean judicial authorities have investigated and prosecuted the same facts as those pending before the courts in Spain, and there is an existing legal proceeding underway in Chile, which should have priority. The complainant filed an appeal and a reform of resources (recursos de apelación y reforma), which were dismissed on July 27, 2012 and June 19, 2012 by the Spanish judicial authorities. Against the dismissal of the appeal (recurso de apelación), the complainant filed a nulity motion and a cassation recourse before the Supreme Court, and the first was dismissed and the second was declared inadmissible. Finally the complainant filed a recurso de queja before the Supreme Court against the National Court of Spain for its refusal to admit the cassation recourse. On November 30, 2012, the Supreme Court dismissed the recurso de queja.

In Chile, a judicial investigation is currently underway and at the time of filing of this annual report no indictments for criminal participation of persons affiliated with us have been issued; however on January 7, 2014 the court decided the provisional dismissal (sobreseimiento temporal) on the part of the investigation related to our Bank.

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

Charges brought under Securities Market Law

On January 30th, 2014 the Superintendency of Securities and Insurance (“SVS”) (“Superintendencia de Valores y Seguros”) brought charges against Banchile Corredores de Bolsa S.A. (“Banchile Corredores”) for the alleged infringement of Article 53 second paragraph of Law 18,045 (“Ley de Mercado de Valores”), for certain specific transactions performed during the years 2009, 2010 and 2011 related to Sociedad Química y Minera de Chile S.A.’s shares (SQM-B y SQM-A). In this regard, Article 53 second paragraph of Law 18,045 provides that “…no person may engage in transactions or induce or attempt to induce the purchase or sale of securities, whether or not governed by this Act, by means of any misleading or deceptive act, practice, mechanism or artifice… ..” Banchile Corredores has denied the charges and requested their dismissal. The process is currently ongoing. The process is an administrative proceeding and Banchile Corredores may appeal any decision by the SVS in the courts.

Consumer Protection Claim

On February 21, 2014, Banco de Chile was notified of a complaint filed by the National Consumer Service (Servicio Nacional del Consumidor, or “SERNAC”) in the Twelfth Civil Court of Santiago as a collective action pursuant to Law No. 19,496. The legal action challenges certain clauses that exists in the Person Products Unified Agreement (“Contrato Unificado de Productos de Personas”) regarding fees on lines of credit for overdrafts and the validity of tacit consent to changes in fees, charges and other conditions in consumer contracts. The Bank has answered the complaint and asked the court to dismiss all charges.At this stage the effects of any potential judgment cannot be quantified.

Dividends

General

We currently have a single series of common shares and the dividends on our shares are proposed by our board of directors and are approved by our shareholders at the ordinary annual shareholders’ meeting following the year with respect to which the dividends are proposed. Our ordinary annual shareholders’ meeting is required to be held in the first three months of each year. Following shareholder approval, the dividends are declared and paid. Dividends are paid to shareholders of record on the fifth business day preceding the date set for payment of the dividend. The applicable record dates for the payment of dividends to holders of our ADSs are, to the extent practicable, the same. Under the Chilean Corporations Law and regulations issued thereunder, Chilean public corporations are generally required to distribute at least 30% of their consolidated annual earnings as dividends, except to the extent they have accumulated losses. Under the General Banking Law, a Chilean bank may pay dividends upon approval of its shareholders from (i) net earnings of previous fiscal years (i.e., interim dividends are not permitted), (ii) the reserve kept for that purpose or (iii) other funds permitted under Chilean law.

Our dividend policy is affected to some extent by the rights of SAOS, our affiliate, pursuant to its assumption of the Central Bank indebtedness discussed in “Item 4. Information on the Company—History and Development of the Bank—History—The 1982–1983 Economic Crisis and the Central Bank Subordinated Debt.”

Cash Dividends

In March 2011, our shareholders at the ordinary annual shareholders’ meeting agreed to the distribution and payment of dividend No. 199 in the amount of Ch$2.937587 per ordinary share, with a corresponding charge to our 2010 net distributable income.

In March 2012, our shareholders at the ordinary annual shareholders’ meeting agreed the distribution and payment of dividend No. 200, in the amount of Ch$2.984740 per ordinary share, with a corresponding charge to our 2011 net distributable income.

In March 2013, our shareholders at the ordinary annual shareholders meeting agreed the distribution and payment of dividend No. 201 in the amount of Ch$3.41625263165 per ordinary share, with a corresponding charge to our 2012 net distributable income. As mentioned in our previous 20-F report, “Banco de Chile-T series” shares did not have right to receive dividends and fully paid-in shares in respect of our net distributable earnings for fiscal year 2012. Once such dividends and fully paid-in shares were distributed, the Banco de Chile-T shares were automatically converted into Banco de Chile shares.

In March 2014, our shareholders at the ordinary annual shareholders meeting agreed to the distribution and payment of dividend N° 202 in the amount of Ch$3.48356970828 per ordinary share, with a corresponding charge to our 2013 net distributable income.

The following table sets forth the cash dividends declared per common share during the years ended December 2011, 2012 and 2013:

	As of and for the Year Ended December 31,
	2011	2012	2013
	(in Ch$, except percentages)			(in U.S.$)
Chile GAAP:
Dividend payout ratio(1)(3)	73.76%	69.22%	73.45%	—
Dividend per Common Share(2)—for shares not pledged to the Central Bank	2.94	2.98	3.42	0.007
Dividend per Common Share(2)—for shares pledged to the Central Bank(3)	4.20	4.26	4.88	0.009

Average Dividend per Common Share	3.38	3.41	3.90	0.007

(1)	Dividend payout ratio is calculated by dividing the amount of dividends paid by the earnings per share of the prior year.
(2)	Dividends per share are calculated by dividing the amount of the dividend paid during each year by the previous year’s number of shares outstanding.
(3)	Includes additional payments to the Central Bank by amounts of Ch$36,713 million in 2011, Ch$37,301 million in 2012 and Ch$42,696 million in 2013, pursuant to Law No. 19,396.

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

At the extraordinary shareholders’ meeting held on March 21, 2013, our shareholders agreed to a stock dividend in connection with the capitalization of 30% of our distributable net income obtained during the fiscal year 2012, through the issuance of fully paid-in shares, of no par value, with a value of Ch$71.97 per share, which will be distributed to the shareholders at the fixed rate of 0.02034331347 fully paid-in shares per share currently held, subject to the exercise of the options established in article 31 of Law 19,396. As mentioned in our previous 20-F report, “Banco de Chile-T series” shares did not have rights to receive dividends and fully paid-in shares in respect of our net distributable earnings for fiscal year 2012. Once such dividends and fully paid-in shares were distributed on May 30, 2013 the Banco de Chile-T shares were automatically converted into Banco de Chile shares.

At the extraordinary shareholders’ meeting held on March 27, 2014, our shareholders agreed to a stock dividend in connection with the capitalization of 30% of our distributable net income obtained during the fiscal year 2013, through the issuance of fully paid-in shares, of no par value, with a value of Ch$64.56 per share, which will be distributed to the shareholders at the fixed rate of 0.02312513083 fully paid-in shares per share currently held, subject to the exercise of the options established in article 31 of Law 19,396. This capitalization is currently subject to the SBIF’s approval.

Capital Increases

At the Extraordinary Shareholders Meeting held on October 17, 2012 our shareholders agreed to increase our capital in the amount of CLP$250,000,000,000 (approximately U.S.$521 million) by means of the issuance of 3,939,489,442 cash shares “Banco de Chile-T series”. All these shares are fully paid. These shares had the same rights as all of Banco de Chile’s shares, except that the holders of Banco de Chile T-series shares did not have rights to receive dividends or fully paid-in shares in respect to our net distributable earnings for fiscal year 2012. Once such dividends and fully paid-in shares were distributed in May 30 2013, the Banco de Chile-T shares were automatically converted into Banco de Chile shares.

As mentioned under “Stock Dividends”, at the extraordinary shareholders’ meeting held on March 21, 2013, our shareholders agreed to a stock dividend in connection with the capitalization of 30% of our distributable net income obtained during the fiscal year 2012, through the issuance of fully paid-in shares, of no par value, with a value of Ch$71.97 per share, which was distributed to the shareholders at the fixed rate of 0.02034331347 fully paid-in shares per share, subject to the exercise of the options established in article 31 of Law 19,396.

As mentioned under “Stock Dividends”, at the extraordinary shareholders’ meeting held on March 27, 2014, our shareholders agreed to a stock dividend in connection with the capitalization of 30% of our distributable net income obtained during the fiscal year 2013, through the issuance of fully paid-in shares, of no par value, with a value of Ch$64.56 per share, which will be distributed to the shareholders at the fixed rate of 0.02312513083 fully paid-in shares per share currently held, subject to the exercise of the options established in article 31 of Law 19,396. As a result, the Bank’s capital after this capitalization is Ch$1,944,920,279,413. As mentioned before, this capitalization is currently subject to the SBIF’s approval.

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

The Chilean securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States. The Santiago Stock Exchange, which is Chile’s main exchange, had a market capitalization of approximately U.S.$265 billion as of December 31, 2013 and an average monthly trading volume of approximately U.S.$3,582 million during 2013. The Santiago Stock Exchange was established in 1893 and is a private company whose equity consists of 48 shares owned by 44 shareholders. As of December 31, 2013, 251 series of shares were listed on the Santiago Stock Exchange.

According to information published by the SVS, during 2013, the Santiago Stock Exchange accounted for approximately 88.4% of the equity trading in Chile. Also, as of December 31, 2013, approximately 10.7% of equity trading in Chile was conducted on the Chilean Electronic Stock Exchange. The remaining 0.9% of equities was traded on the Valparaiso Stock Exchange.

In addition, as reported by the Santiago Stock Exchange, the ten largest companies in terms of market capitalization represented, as of December 31, 2013, approximately 45.7% of the Santiago Stock Exchange’s aggregate market capitalization and accounted for approximately 43.7% of its equity trading. During 2013 approximately 29.5% of the companies listed on the Santiago Stock Exchange had their shares traded on an average of 70% or more of the exchange’s trading days.

Our ADSs, each representing 600 shares of common stock, without nominal (par) value, have been listed on the NYSE since January 2, 2002 under the symbol “BCH.” JPMorgan Chase Bank is our depositary for purposes of the ADSs. As of December 31, 2013, a maximum of 1,484,098 ADSs were outstanding (equivalent to 890,458,800 shares of common stock or 1.0% of the total number of issued shares of common stock as of the same date). Since certain of our ADSs are held by brokers or other nominees, the number of record holders in the United States may not be fully indicative of the number of direct beneficial owners in the United States or of where the beneficial owners of such shares are resident.

In January of 2014, 1,809,000,000 ADSs were offered and sold by LQIF in the United States and elsewhere outside Chile.

We listed our shares of common stock on Latibex, and trading of these shares started on October 8, 2002 under the code “XBCH,” grouped in trading units of 600 shares. Effective October 18, 2013, we voluntarily delisted our trading units from the Latibex.

In addition, since December 20, 2002, our trading units are listed on the LSE.

The table below shows, for the periods indicated, the annual, quarterly and monthly high and low closing prices (in nominal Chilean pesos) of the traded shares of our securities, labeled “Chile” series, on the Santiago Stock Exchange, the Electronic Stock Exchange and the Valparaiso Stock Exchange:

	Santiago Stock Exchange		Electronic Stock Exchange		Valparaiso Stock Exchange
Period	High	Low	High	Low	High	Low
	(Ch$ per share of our common stock)(1)
Annual Price History
2009	45.0	33.4	44.8	33.5	72.8	33.4
2010	72.6	45.1	73.2	44.7	72.7	44.7
2011	74.0	57.2	74.7	57.0	74.4	58.4
2012	79.5	64.5	79.5	64.1	77.7	64.5
2013	80.3	69.0	80.3	68.3	80.0	68.5
2014 (through April 15th)	75.2	66.3	75.8	66.3	70.6	70.4

Quarterly Price History
2009
1st Quarter 2009	37.4	34.0	37.5	33.5	37.5	34.0
2nd Quarter 2009	39.0	33.4	39.0	33.5	38.9	33.4
3rd Quarter 2009	43.7	37.0	43.6	37.0	42.5	37.2
4th Quarter 2009	45.0	40.8	44.8	39.5	72.8	41.5
2010
1st Quarter 2010	55.9	45.1	56.4	44.7	55.5	44.7
2nd Quarter 2010	57.8	51.3	57.8	51.2	57.0	51.4
3rd Quarter 2010	72.6	54.9	73.2	54.9	72.7	54.9
4th Quarter 2010	72.6	68.6	72.8	68.0	72.6	68.5
2011
1st Quarter 2011	74.0	63.0	74.7	62.1	74.4	63.1
2nd Quarter 2011	69.7	65.1	69.9	62.0	69.0	65.7
3rd Quarter 2011	69.3	57.2	70.0	57.0	68.5	58.4
4th Quarter 2011	73.2	59.0	73.6	58.4	73.2	59.0
2012
1st Quarter 2012	79.5	71.0	79.5	70.5	77.7	71.1
2nd Quarter 2012	76.6	68.7	78.5	68.8	75.6	68.8
3rd Quarter 2012	70.9	64.5	70.9	64.1	69.6	64.5
4th Quarter 2012	77.4	66.0	76.9	65.7	76.9	66.0
2013
1st Quarter 2013	80.3	72.2	80.3	71.8	80.0	73.6
2nd Quarter 2013	74.7	69.0	74.9	68.3	74.5	68.5
3rd Quarter 2013	79.8	69.1	79.9	69.1	78.2	70.0
4th Quarter 2013	78.4	73.4	78.5	73.3	—	—
2014
1st Quarter 2014	75.2	66.3	75.8	66.3	70.6	70.4

Monthly Price History
November 2013	78.4	73.4	78.5	73.3	—	—
December 2013	77.3	74.5	77.4	74.4	—	—
January 2014	75.2	67.1	75.8	67.0	70.4	70.4
February 2014	71.2	66.3	71.5	66.3	—	—
March 2014	71.9	67.7	72.4	67.7	70.6	70.6
April 2014 (through April 15th)	70.8	69.8	70.8	69.5	—	—

Sources: Santiago Stock Exchange, Electronic Stock Exchange and Valparaiso Stock Exchange—Official Quotation Bulletins and Bloomberg.

(1)	Pesos per share reflect nominal price at trade date.

The table below shows the annual, quarterly and monthly high and low closing prices, as reported by the NYSE and Latibex:

	New York Stock Exchange		Latibex
Period	High	Low	High	Low
	(U.S.$ per ADS)(1)		(Euros per Trading Unit)(2)
Annual Price History
2009	53.90	31.85	37.45	22.81
2010	92.50	53.72	68.65	37.33
2011	90.35	66.63	72.60	52.80
2012	99.11	80.33	72.60	58.20
2013	102.00	81.00	85.80	56.40
2014 (through April 15th)	84.91	70.43	—	—

Quarterly Price History
2009
1st Quarter 2009	38.05	31.85	29.98	22.81
2nd Quarter 2009	43.50	34.13	30.38	26.05
3rd Quarter 2009	48.39	40.51	32.93	28.90
4th Quarter 2009	53.90	46.07	37.45	31.32
2010
1st Quarter 2010	64.41	53.72	46.93	37.33
2nd Quarter 2010	65.63	56.25	51.60	42.50
3rd Quarter 2010	90.20	61.00	66.30	48.29
4th Quarter 2010	92.50	85.16	68.65	61.00
2011
1st Quarter 2011	90.35	78.37	68.90	55.85
2nd Quarter 2011	89.81	83.00	61.30	54.00
3rd Quarter 2011	90.23	69.85	62.40	53.40
4th Quarter 2011	85.84	66.63	72.60	52.80
2012
1st Quarter 2012	99.11	83.98	72.00	59.40
2nd Quarter 2012	95.27	81.07	71.40	60.00
3rd Quarter 2012	86.55	80.33	72.60	59.40
4th Quarter 2012	97.32	83.50	69.60	58.20
2013
1st Quarter 2013	102.00	92.94	85.80	64.80
2nd Quarter 2013	95.27	81.00	84.00	56.40
3rd Quarter 2013	95.20	82.56	68.40	57.60
4th Quarter 2013	94.00	84.44	69.00	65.40
2014
1st Quarter 2014	84.91	70.43	—	—

Monthly Price History
November 2013	91.99	84.44	—	—
December 2013	88.72	84.55	—	—
January 2014	84.91	72.45	—	—
February 2014	77.25	70.43	—	—
March 2014	78.41	73.02	—	—
April 2014 (through April 15th)	77.33	75.51	—	—

Source: Bloomberg.

(1)	One ADS represents 600 shares of common stock.
(2)	One Trading Unit represents 600 shares of common stock.

As mentioned earlier, on October 18, 2013 we voluntarily delisted our trading units from the Latibex.

Item 10	Additional Information

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

The Chilean securities markets are principally regulated by the Chilean Superintendency of Securities and Insurance under the Securities Market Law and the Chilean Corporations Law. In the case of banks, compliance with these laws is supervised by the SBIF. These two laws provide for disclosure requirements, restrictions on insider trading and price manipulation and protection of minority investors. The Securities Market Law sets forth requirements relating to public offerings, stock exchanges and brokers, and outlines disclosure requirements for companies that issue publicly offered securities.

Purpose

Our corporate purpose is to undertake all acts, contracts, business and transactions as the General Banking Law allows banking institutions to undertake, without prejudice to expanding or restricting our scope of action consistent with current legal precepts or such as may be established in the future.

Capitalization

As of April 15, 2014, there are 93,175,043,991 Banco de Chile shares outstanding of our capital stock. All of such shares are fully paid.

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

Under Chilean law, the shareholders of a company, acting at an extraordinary shareholders’ meeting, have the power to authorize an increase in the company’s capital. When an investor subscribes for issued shares, the shares are registered in such investor’s name, even if not paid for, and the investor is treated as a shareholder for all purposes, except with regard to receipt of dividends and the return of capital. The investor becomes eligible to receive dividends or the return of capital once it has paid for the shares; if it has paid for only a portion of such shares, it is entitled to reserve a corresponding pro rata portion of the dividends declared with respect to such shares unless the company’s bylaws provide otherwise. If an investor does not pay for shares for which it has subscribed on or prior to the date agreed upon for payment, the company is entitled under Chilean law to auction the shares on a stock exchange and collect the difference, if any, between the subscription price and the auction proceeds. However, until such shares are sold, the subscriber continues to exercise all the rights of a shareholder (except the right to receive dividends or the return of capital). In the case of banks, authorized shares and issued shares that have not been paid for within the period fixed for their payment by the SBIF are cancelled and are no longer available for issuance by the company.

The Chilean Corporations Law provides that the purchaser of shares of a company implicitly accepts its bylaws and any agreements adopted at shareholders’ meetings.

Directors

For a description of the provisions of our estatutos relating to our board of directors and our directors/audit committee, see “Item 6. Directors, Senior Management and Employees.”

Ownership Restrictions

Under the Securities Market Law and the regulations of the SBIF, shareholders of open stock corporations are required to report the following to the Chilean Superintendency of Securities and Insurance and the Chilean stock exchanges:

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

According to the regulations of the SBIF, Chilean banks that issue ADSs are required to inform the SBIF if any person, directly or beneficially, acquires ADSs representing 5% or more of the total amount of shares of capital stock issued by such bank.

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

The General Banking Law provides that, as a matter of public policy, no person or company may acquire, directly or indirectly, more than 10% of the shares of a bank without the prior authorization of the SBIF, which may not be unreasonably withheld. The prohibition also applies to beneficial owners of ADSs. In the absence of such authorization, any person or group of persons acting in concert would not be permitted to exercise voting rights with respect to the shares or ADSs acquired. In determining whether or not to issue such an authorization, the SBIF considers a number of factors enumerated in the General Banking Law, including the financial stability of the purchasing party.
The General Banking Law also requires the prior authorization of the SBIF for the following transactions:

•	the merger of two or more banks;

•	the acquisition of all or a substantial portion of a bank’s assets and liabilities by another bank;

•	the control by the same person or controlling group of two or more banks; or

•	a substantial increase in the share ownership by a controlling shareholder of a bank.

This prior authorization is only required when the acquiring bank or the resulting group of banks would own a significant market share in loans, defined by the SBIF to be more than 15% of all loans in the Chilean banking system. The intended purchase, merger or expansion may be denied by the SBIF; or, if the acquiring bank or resulting group would own a market share in loans determined to be more than 20% of all loans in the Chilean banking system, the purchase, merger or expansion may be conditioned on one or more of the following:

•	the bank or banks maintaining regulatory capital higher than 8% and up to 14% of risk-weighted assets;

•	the technical reserve established in Article 65 of the General Banking Law being applicable when deposits exceed one and a half times the resulting bank’s paid-in capital and reserves; or

•	the margin for interbank loans being reduced to 20% of the resulting bank’s regulatory capital.

If the acquiring bank or resulting group would own a market share in loans determined by the SBIF to be more than 15% but less than 20%, the authorization will be conditioned on the bank or banks maintaining a regulatory capital not lower than 10% of their risk-weighted assets for the period specified by the SBIF, which may not be less than one year. The calculation of the risk-weighted assets is based on a five category risk classification system applied to a bank’s assets that is based on the Basel Committee recommendations.

According to the General Banking Law, a bank may not grant loans to related parties on terms more favorable than those generally offered to non-related parties. Article 84 No. 2 of the General Banking Law and the regulations issued by the SBIF creates the presumption that natural persons who are holders of shares and who beneficially own more than 1% of the shares are related to the bank and imposes certain restrictions on the amounts and terms of loans made by banks to related parties. This presumption would also apply to beneficial owners of ADSs representing more than 1% of the shares.

Article 16bis of the General Banking Law provides that the individuals or legal entities that, individually or with other people, directly control a bank and who individually own more than 10% of its shares must send to the SBIF reliable information on their financial situation in the form and in the opportunity set forth in Resolution No. 3,156 of the SBIF.

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

Shareholders’ Meetings and Voting Rights

An ordinary annual shareholders’ meeting is held within the first four months of each year. The ordinary annual shareholders’ meeting is the corporate body that approves the annual financial statements, approves all dividends in accordance with the dividend policy determined by our board of directors, elects the members of our board of directors and approves any other matter that does not require an extraordinary shareholders’ meeting. Extraordinary meetings may be called by our board of directors when deemed appropriate, and ordinary or extraordinary meetings must be called by our board of directors when requested by shareholders representing at least 10% of the issued voting shares or by the SBIF.

Notice to convene the ordinary annual meeting or an extraordinary meeting is given by means of three notices which must be published in a newspaper of our corporate domicile (currently Santiago, Chile) previously determined by our shareholders at the ordinary annual meeting or, in the event an agreement is not reached in the previous ordinary annual meeting or the newspaper ceases to exist or has its distribution suspended for whatever reason, in the Official Gazette in a prescribed manner, and the first notice must be published not less than 15 calendar days nor more than 20 calendar days in advance of the scheduled meeting. Notice must also be given to the SBIF, the Santiago Stock Exchange, the Valparaiso Stock Exchange and the Chilean Electronic Stock Exchange. Currently, we publish our official notices in the El Mercurio newspaper of Santiago.

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

The shareholders’ meetings pass resolutions by the affirmative vote of an absolute majority of those voting shares present or represented at the meeting. Approval by a two-thirds majority of the issued shares, however, is required at any shareholders’ meeting to approve any of the following actions:

•	a change in corporate form, merger or spin-off;

•	an amendment to our term of existence, if any, or our early dissolution;

•	a change in corporate domicile;

•	a decrease of corporate capital previously approved by the SBIF, provided it is not reduced below the minimum legal capital;

•	the approval of capital contributions and appraisal of properties other than cash, in those cases where it is permitted by the General Banking Act;

•	a modification of the powers of shareholders or limitations on the powers of our board of directors;

•	a reduction in the number of members of our board of directors;

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

•

At the Extraordinary Shareholders Meeting held on October 17, 2012 our shareholders agreed to increase our capital in the amount of CLP$250,000,000,000 (approximately U.S.$521 million) by means of the issuance of 3,939,489,442 cash shares “Banco de Chile-T series”. These shares had the same rights as all of Banco de Chile’s shares, except that the holders of Banco de Chile T-series shares did not have right to receive dividends or fully paid-in shares in respect of our net distributable earnings for fiscal year 2012. Once such dividends and/or fully paid-in shares were distributed in 2013, the Banco de Chile-T shares were automatically converted to Banco de Chile shares..

Our shareholders’ meetings held in 2013 are:

•

At the ordinary annual shareholders’ meeting held on March 21, 2013 our shareholders’ agreed to the distribution and payment of dividend N° 201, in the amount of CLP$3.41625263165 per Banco de Chile common share, with a charge to 2012 net distributable income of Banco de Chile. As mentioned in our previous 20-F report, “Banco de Chile-T series” shares did not have right to receive dividends and fully paid-in shares in respect of our net distributable earnings for fiscal year 2012. Once such dividends and fully paid-in shares were distributed, the Banco de Chile-T shares were automatically converted to Banco de Chile shares.

•

At the extraordinary shareholders’ meeting held on March 21, 2013, our shareholders agreed to issue a stock dividend in connection with the capitalization of 30% of our distributable net income obtained during the fiscal year 2012 by means of the issuance of fully paid-in shares, without par value, with a value of Ch$71.97 per share, which was distributed among the shareholders in the proportion of 0.02034331347 fully paid-in shares for each share held, subject to the exercise of the options established in article 31 of Law 19,396. As mentioned in our previous 20-F report, “Banco de Chile-T series” shares did not have right to receive dividends and fully paid-in shares in respect of our net distributable earnings for fiscal year 2012. Once such dividends and fully paid-in shares were distributed, the Banco de Chile-T shares were automatically converted to Banco de Chile shares.

Our shareholders’ meetings held in 2014 are:

•

At the ordinary annual shareholders’ meeting held on March 27, 2014 our shareholders’ agreed to the distribution and payment of dividend N° 202, in the amount of Ch$3.48356970828 per Banco de Chile common share, with a charge to 2013 net distributable income of Banco de Chile.

•

At the extraordinary shareholders’ meeting held on March 27, 2014, our shareholders agreed to issue a stock dividend in connection with the capitalization of 30% of our distributable net income obtained during the fiscal year 2013 by means of the issuance of fully paid-in shares, without par value, with a value of Ch$64.56 per share, which was distributed among the shareholders in the proportion of 0.02312513083 fully paid-in shares for each share held, subject to the exercise of the options established in article 31 of Law 19,396. This capitalization is currently subject to the SBIF’s approval.

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

Dividends that are declared but not paid by the date set for payment at the time of declaration are adjusted from the date set for payment to the date such dividends are actually paid, and interest is accrued thereon. The right to receive a dividend lapses if it is not claimed within five years from the date the dividend is payable and the funds may be claimed by the Chilean treasury.

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

Cash Dividends and Other Distributions

Cash dividends paid by us with respect to ADSs or shares of common stock held by a foreign holder are subject to a 35.0% Chilean withholding tax, which is withheld and paid over by us, which we refer to as the Chilean withholding tax (see potential new effects of Tax Reform below). A credit against the Chilean withholding tax is available based on the corporate income tax, or the first category tax, actually paid on the taxable income to which the dividend is imputed; however, this credit does not reduce the Chilean withholding tax on a one-for-one basis because it also increases the base on which the Chilean withholding tax is imposed. Distribution of book income in excess of retained taxable income is subject to the Chilean withholding tax, but such distribution is not eligible for the credit since said income is not subject to the first category tax at the corporate level. Finally, the distribution of non-taxable incomes or incomes subject to the first category tax applied as a sole tax are both not subject to Chilean withholding tax. Under Chilean income tax law, for purposes of determining the level of the first category tax paid, dividends generally are assumed to have been paid out of oldest retained taxable profits. The effective rate of withholding tax to be imposed on dividends paid by us will vary depending upon the amount of the first category tax paid by us on the earnings to which the dividends are attributed. In case such provisional credit is determined to be totally or partially not applicable at the end of the year, due to the fact that retained taxable or exempted profits were not enough to cover the distribution made, Foreign Holders shall reimburse the Company for the provisional credit that was totally or partially granted over non-taxable or exempted profits. In our case, the amount paid as the first category tax is lower than it would be based on our income because the dividends paid to SAOS are considered tax deductible. For reconstruction purposes arising from the earthquake of February 2010, the first category tax rate was increased to 20% for year 2011 and to 18.5% for year 2012, returning on 2013 to its normal tax-rate of 17%. However, for educational improvement purposes, the law 20,630 permanently increased the first category tax rate to 20% since 2012. Independently of the first category tax rate applicable at the corporate level, the effective overall combined rate of Chilean taxes imposed with respect to our distributed profits is 35.0%.

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

In this case, as was mentioned, if the gain recognized is subject to general taxation, that is, both the first category tax and the Chilean withholding tax (the first category tax being creditable against the latter) and a 5.0% withholding tax on the total amount to be remitted abroad, without any deductions, as a provisional payment. If the profit subject to taxation cannot be determined, a 35% provisional withholding tax for the disposition of shares of common stock, would be imposed on the total amount less the first category tax rate as a credit (over the sale price without any deduction). In both cases, the foreign holder would be entitled to request a tax refund for any amounts withheld in excess of the taxes actually due, in April of the following year upon filing of its corresponding tax return.

In the case of transactions that occurred before January 1, 2013 the withholding tax rule was 20% as a provisional tax on the total amount (sale price without any deduction). This rule was changed in the Law 20630.

If the transaction does not meet the 3 conditions mentioned above, the tax to be applied would be equal to the corporate tax rate on the profit as a sole tax and, according to the tax law; a provisional withholding tax equal to the first category tax rate would be applied. If the profit subject to taxation cannot be determined, the disposition of shares of common stock will be subject to 5.0% withholding tax on the total amount to be remitted abroad, without any deductions, as a provisional payment of the total tax due.

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

Law 20.712 was recently published, also known as “Funds Unified Law”, regulating the Administration of third-party funds and individual portfolio management. This law eliminates and unified the previous legislation contained in Law 18.657 (Foreign Investment Capital Funds Law), Law 18.815 (Investment Funds Law), and Decree Law 1.328 (Mutual Funds Administration) and modifies other regulatory bodies. This Law will become effective on May 1, 2014.

It also modifies important aspects of the taxation for foreign investors when investing in the Chilean capital markets.

The main aspects affecting foreign investment are the following:

Mutual Funds and Investment Funds.

•

Investors that are non-domiciled or resident in Chile will be exempt from Capital Gains Tax (CGT) and WHT on dividends and interests provided that more than 80% of the portfolio of the fund is invested abroad.

•	In all other cases, with exception of entities with participation equal or above 5%, the CGT and WHT on dividends shall be 10% and the WHT on interests shall be 4%.

Fixed Income

•	The WHT of 4% shall be withheld by the local custodian that is acting as a Tax Agent of the foreign investor

•	The effective placement rate (“Tasa Fiscal”) shall be used as the tax cost in the calculation of the CGT.

•	The Governmental Bonds will be suitable for a CGT exemption, regardless of its trading system

•	The Corporate Bonds shall be effective for a CGT exemption provided that

•	Are traded in a continuous auction system; or

•	Are held for at least a year or the shorter term defined in the complementary Regulation

Foreign Institutional Investors

•	Art 106 was eliminated by law 20.712

•

Provisory régime: The CGT exemption shall be applicable for assets purchased before the full force of Law 20.712, (May 1) provided that the seller complies with the requirements listed in the repealed article 106.

Capital gains obtained by foreign institutional investors from the sale of shares of publicly traded corporations, which are actively traded in a stock exchange, carried out through a Chilean stock exchange authorized by the Chilean Superintendency of Securities and Insurance or in a tender offer are exempt of income tax in Chile.

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

Tax reform proposal, by presidential message N° 24-362 (April 1, 2014)

Main tax changes:

•	Gradual increase of the Statutory Corporate Tax Rate, from 20.0% to 25.0% (21.0% in 2014, 22.5% in 2015 and 24.0% in 2016, 25.0% in 2017).

•	The increase in the Statutory Corporate Tax Rate will have an impact on the Deferred Taxes outstanding.

•

Change in the tax system, from Cash to Accrual basis: Individual (Local and Foreign) Investors will have to pay taxes over the whole Profit generated by Companies, notwithstanding the amount of profits that is effectively distributed as cash dividends. This measure will be implemented four years after the Tax Reform becomes effecive (approximately in 2017).

•

Up to now, earnings that are not distributed by companies as cash dividends are retained under the Fund of Taxable Retained Earnings (“FUT”). As a result, retained earnings are only taxed at the statutory corporate tax rate, while they are not subject to complementaty or additional personal taxes (cash basis system). Under the tax reform, this mechanism will remain until 2016, so retained earnings will continue to increase the FUT. From 2017 on, if companies distribute cash dividends exceeding their annual net income, the amount in excees will be charged to the FUT.

•

Instant Depreciation: Small and medium sized companies will be permitted to depreciate fixed-assets in one year. Thils will also aply for large companies but only over the 12-month period after the tax reform becomes effective).

•	Decrease in personal taxes, from 40% to 35% for the upper income bracket, from 2017 onwards.

•	Companies will have to retain 10% of profits to be accrued by the owners (this new rule will have a direct impact on ADS holders).

•	Increase the Stamp Tax from 0.4% to 0.8% (this tax mainly affects loans and financing).

•	Other proposals

•	Eliminate DL600 (“Foreign Investment Statute”).

•	Change Taxation for Private Investment Funds (to be the same as other companies).

United States Federal Income Tax Considerations

The following discussion is a summary of certain U.S. federal income tax considerations that may be relevant to the acquisition, ownership and disposition of shares of our common stock, as well as the ownership and disposition of ADSs received pursuant to a deposit into the ADR facility of shares of our common stock, by a beneficial owner that is: (i) an individual who is a citizen or resident of the United States; (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia; (iii) an estate the income of which is subject to U.S. federal income tax regardless of its source; or (iv) a trust if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all substantial decisions of the trust (or otherwise if the trust has a valid election in effect under current U.S. Treasury regulations to be treated as a U.S. person). For purposes of this discussion, we refer to these owners of ADSs or shares of our common stock as “U.S. Holders.” If a partnership holds ADSs or shares of our common stock, the tax treatment of a partner generally will depend upon the status of the partner and upon the activities of the partnership. A prospective investor that is a partnership or a partner in a partnership holding ADSs or shares of our common stock should consult its own tax advisors.

This summary is not a comprehensive discussion of all of the tax considerations that may be relevant to a U.S. Holder’s decision to acquire ADSs or shares of our common stock. In particular, this discussion is directed only to U.S. Holders that will hold ADSs or shares of our common stock as capital assets (generally, property held for investment) and it does not address the Medicare tax on net investment income or any special U.S. federal income tax consequences that may be applicable to U.S. Holders that are subject to special treatment under the Internal Revenue Code of 1986, as amended (“U.S. Code”), such as banks, brokers or dealers in securities or currencies, traders in securities electing the mark-to-market method of accounting, financial institutions, insurance companies, tax-exempt entities, regulated investment companies, real estate investment trusts, partnerships, holders that own or are treated as owning 10% or more of our voting shares of our common stock, persons holding ADSs or shares of our common stock as part of a hedging, conversion or other integrated transaction or a straddle, persons subject to the alternative minimum tax or U.S. Holders whose functional currency is not the U.S. dollar. Prospective investors are advised to satisfy themselves as to the overall U.S. federal, state and local tax consequences of their ownership of ADSs or shares of our common stock by consulting their own tax advisors.

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

Taxation of Dividends

Subject to the discussion below under “—Passive Foreign Investment Companies,” distributions of cash or property (other than shares of our common stock, if any, distributed pro rata to all of our shareholders, including holders of ADSs) paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) with respect to ADSs or shares of our common stock, including the net amount of the Chilean income tax withheld on the distribution (after taking into account the credit for the first category tax), will be includible in gross income as ordinary income on the date on which the U.S. Holder receives the dividends, in the case of shares of our common stock, or the date the depositary receives the dividends, in the case of ADSs. To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits as determined for U.S. federal income tax purposes, such excess amounts will be treated first as a non-taxable return of capital to the extent of such U.S. Holder’s tax basis in the shares of our common stock and, thereafter, as capital gain. As used below, the term “dividend” means a distribution that constitutes a dividend for U.S. federal income tax purposes. Dividends paid in Chilean pesos generally will be includible in gross income in a U.S. dollar amount calculated by reference to the spot market exchange rate in effect on the date the U.S. Holder receives the dividends, in the case of shares of our common stock, or the date the depositary receives the dividends, in the case of ADSs, regardless of whether the payment is in fact converted into U.S. dollars. U.S. Holders should consult their own tax advisors regarding the treatment of foreign currency gain or loss, if any, on any Chilean pesos received which are converted into U.S. dollars after they are received.

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

The ADSs are listed on the NYSE, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Moreover, as discussed below under “—Passive Foreign Investment Companies,” we believe that we will not be treated as a PFIC for U.S. federal income tax purposes with respect to our 2013 and current taxable year, and based on our current expectations regarding the value and nature of our assets, the sources and nature of our income, relevant market and shareholder data and our current business plans, we do not anticipate becoming a PFIC in the future. However, there can be no assurance in this regard because the PFIC determination is made annually and is based on the portion of our assets (including goodwill) and income that is characterized as passive under the PFIC rules and our continued qualification for an exception to the PFIC rules for certain foreign banks.

Based on existing guidance, we do not expect that dividends paid on shares of our common stock will be qualified as dividends because shares of our common stock are not readily tradable on an established securities market in the United States and, although a comprehensive income tax treaty between Chile and the United States has been signed, such treaty is not currently in force.

Subject to generally applicable limitations and conditions under the U.S. Code (including a minimum holding period requirement), Chilean income tax withheld from dividends (after taking into account the credit for the first category tax, when it is available) may be treated as a foreign income tax eligible for credit against a U.S. Holder’s U.S. federal income tax liability. If the amount of Chilean income tax initially withheld from a dividend is determined to be in excess of a U.S. Holder’s Chilean tax liability, thereby permitting a U.S. Holder to obtain a refund in respect of such excess tax, such excess tax may not be creditable. Dividends paid on the ADSs or shares of our common stock generally will constitute foreign source income, and for purposes of calculating the foreign tax credit, as “passive category income,” for most U.S. Holders. U.S. Holders are not allowed foreign tax credits for income taxes withheld in respect of certain short-term or hedged positions in securities and may not be allowed foreign tax credits in respect of arrangements in which their expected economic profit is insubstantial. Alternatively, a U.S. Holder may be able to deduct Chilean income taxes paid with respect to dividends on our shares of common stock against its taxable income, assuming such U.S. Holder does not take a credit for any foreign income taxes paid or accrued during the taxable year and certain other conditions are met. U.S. Holders should consult their own advisors concerning the implications of these rules in light of their particular circumstances.

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

The initial tax basis of shares of our common stock purchased by a U.S. Holder generally will be the U.S. dollar value of the Chilean pesos denominated purchase price determined on the date of purchase. If shares of our common stock are treated as being traded on an “established securities market,” a cash basis U.S. Holder, or, if it elects, an accrual basis U.S. Holder, will determine the U.S. dollar value of the cost of such shares by translating the amount paid at the spot rate of exchange on the settlement date of the purchase. Such an election by an accrual basis U.S. Holder must be applied consistently from year to year and cannot be revoked without the consent of the U.S. Internal Revenue Service (the “U.S. IRS”). If a U.S. Holder converts U.S. dollars to Chilean pesos and immediately uses the currency to purchase shares of our common stock, such conversion generally will not result in taxable gain or loss to the U.S. Holder.

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

Banks generally derive a substantial part of their income from assets that are interest bearing or that otherwise could be considered passive under the PFIC rules. An exception, however, is provided for income derived in the active conduct of a banking business (the “Active Bank Exception”). The application of the Active Bank Exception to banks is unclear under present U.S. federal income tax law. The U.S. IRS has issued a notice and has proposed U.S. Treasury regulations which have different requirements for qualifying as a foreign bank and for determining the banking income that may be excluded from passive income under the Active Bank Exception. Based on our current estimates of our gross income and gross assets, the nature of our business and our interpretation of the proposed U.S. Treasury regulations and notice relating to the Active Bank Exception, we do not expect to be classified as a PFIC for our current taxable year (although the determination cannot be made until the end of such taxable year), and we intend to continue our operations in such a manner that we do not expect to be classified as a PFIC in the foreseeable future. There can be no assurances in this regard, however, because the application of the relevant rules is complex and involves some uncertainty. The PFIC determination is made annually and is based on the portion of our assets (including goodwill) and income that is characterized as passive under the PFIC rules. In addition, the relevant U.S. Treasury regulations addressing the Active Bank Exception may not be finalized in their current form, and our PFIC status may be impacted if and when these U.S. Treasury regulations are finalized. Moreover, our business plans may change, which may affect the PFIC determination in future years.

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

The rules described in the second preceding paragraph can also be avoided by a U.S. Holder that elects to treat us as a “qualified electing fund.” However, this option generally will not be available to U.S. Holders because we do not intend to provide the information necessary for U.S. Holders to make such election.

A U.S. Holder that owns ADSs or shares of our common stock during any taxable year that we are treated as a PFIC generally would be required to file U.S. IRS Form 8621. U.S. Holders should consult their own tax advisors regarding the application of the PFIC rules to ADSs or shares of our common stock, the availability and advisability of making an election to avoid the adverse tax consequences of the PFIC rules should we be considered a PFIC for any taxable year and the application of the reporting requirements on U.S. IRS Form 8621 to their particular situation.

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

In addition, U.S. Holders may be required to comply with certain reporting requirements, including filing a U.S. IRS Form 8938, Statement of Foreign Financial Assets, with respect to the holding of certain foreign financial assets, including stock of foreign issuers, either directly or through certain foreign financial institutions, if the aggregate value of all such assets exceeds U.S.$50,000. U.S. Holders should consult their own tax advisors regarding the application of the information reporting rules to ADSs or shares of our common stock and the application of these reporting requirements to their particular situations.

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

For quantitative and qualitative information related to market risk, see Note 42 to our audited consolidated financial statements as of and for the year ended December 31, 2013 appearing elsewhere in this annual report.

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

Payments by the Depositary

The Depositary has agreed to reimburse us for certain reasonable expenses related to the ADS program, subject to a cap agreed between the Depositary and us. These reimbursable expenses currently include, but are not limited to, legal fees, NYSE listing fees, investor relations servicing, investor related presentations, ADR-related advertising and public relations in those jurisdictions in which the ADRs may be listed or otherwise quoted for trading, and accountants’ fees in relation to our regulatory filings. During the year ended December 31, 2013, such reimbursements totaled U.S$14,841.32.

PART II

Item 13	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15	Controls and Procedures

(a) Disclosure Controls and Procedures

We have evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures as of December 31, 2013.

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

Management assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2013. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO – 1992 framework) in Internal Control-Integrated Framework.

Based on our assessment and those criteria, management believes that the company maintained effective internal control over financial reporting as of December 31, 2013.

(c) Report of Independent Registered Public Accounting Firm on Internal Controls

Ernst & Young Limitada, the independent registered public accounting firm that has audited our financial statements, has issued an attestation report on our internal control over financial reporting as of December 31, 2012. This attestation report appears on page F-3 of our audited consolidated financial statements as of and for the year ended December 31, 2013.

(d) Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting during 2013 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A	Audit Committee Financial Expert

Our board of directors has determined that Mr. Jorge Awad M., a member of our directors/audit committee who satisfies the independence requirements of both Chilean law and Rule 10A-3 under the Exchange Act, qualifies as an “audit committee financial expert” pursuant to the Instruction to paragraph (a) of Item 16A. Mr. Awad possesses the relevant financial experience because of his oversight of the preparation of financial statements of various companies through his experience detailed in “Item 6. Directors, Senior Management and Employees—Jorge Awad M.”, in particular with LATAM Airlines Group S.A. (an SEC registrant) as a former member of their board of director’s committee, where his main duties included the examination of reports of external auditors, balance sheets and other financial statements required by applicable regulations, and also as chairman of the Chilean Bankers Association and his academic background.

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

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent auditors, Ernst & Young Limitada, during the fiscal years ended December 31, 2011, 2012 and 2013:

	Year ended December 31,
	2011		2012		2013
	(in millions of Ch$)
Audit fees	Ch$	554	Ch$	616	Ch$	603
Audit-related fees		181		224		200
Tax fees		—		—		3
Other fees		—		—		—

Total fees	Ch$	735	Ch$	840	Ch$	806

“Audit fees” in the above table are the aggregate fees billed by Ernst & Young Limitada in connection with the audit of our annual financial statements. This line item includes: (i) the statutory audit required by local regulations, (ii) annual reviews related to filings with the SEC, and (iii) the audit of the consolidated financial statements required by Item 18 of Form 20-F.

“Audit-related fees” in the above table are fees billed by Ernst & Young Limitada mainly for limited reviews engagements, issuance of comfort letters in connection to foreign debt issuances and other audit related services.

“Tax fees” in the above table are fees billed by Ernst & Young Limitada for permitted tax advisory services.

“Other fees”. No other fees have been billed during 2011, 2012 and 2013.

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

Mr. Pino serves on our directors/audit committee in reliance upon the exemption from the independence requirements contained in Rule 10A-3(b)(1)(iv)(D). We do not believe that such reliance would materially adversely affect the ability of the directors/audit committee to act independently and to satisfy the other requirements of Rule 10A-3.

Item 16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

We did not make any purchases of our previously issued shares during the fiscal year ended December 31, 2013.

Item 16F	Change in Registrant’s Certifying Accountant

Not Applicable.

Item 16G	Corporate Governance

Pursuant to Section 303A.11 of the Listed Company Manual of the NYSE, we are required to provide a summary of the significant ways in which our corporate governance practices differ from those required for U.S. companies under the NYSE listing standards. We are a Chilean bank with shares listed on the Santiago Stock Exchange, the Valparaiso Stock Exchange, the Chilean Electronic Stock Exchange, the LSE and the Latibex and ADSs listed on the New York Stock Exchange. Our corporate governance practices are governed by our bylaws, the General Banking Law, the Chilean Corporations Law, the Ley de Mercado de Valores No. 18,045 (the Securities Market Law), and the regulations issued by the SBIF. Therefore, you may not have the same protections afforded to shareholders of U.S. companies under the NYSE listing standards.

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

Under the Chilean Corporations Law, as recently amended, there are several factors that must be observed in order to determine whether a director is deemed to be independent. These factors are included in Article 50bis of the Chilean Corporations Law. In addition, under the regulations of the SBIF, members of the directors/audit committee must satisfy international independence criteria set forth by our board of directors.

Executive Sessions. Non-management directors must meet regularly in executive sessions without management. Independent directors should meet alone in an executive session at least once a year. §303A.03	There is no similar requirement under our bylaws or under applicable Chilean law.

Audit committee. Audit committee must satisfy the independence and other requirements of Rule 10A-3 under the Exchange Act, and the more stringent requirements under the NYSE standards is required. §§303A.06, 303A.07.	We are in compliance with Rule 10A-3. The members of our directors/audit committee are not required to satisfy the NYSE independence and other audit committee standards that are not prescribed by Rule 10A-3.

Nominating/corporate governance committee. Nominating/corporate governance committee of independent directors is required. The committee must have a charter specifying the purpose, duties and evaluation procedures of the committee. “Controlled companies,” which would include our company if it were a U.S. issuer, are exempt from these requirements. §303A.04	We are not required to have, and do not have, a nominating/corporate governance committee.

NYSE Standards	Our Corporate Governance Practice

Compensation committee. Compensation committee of independent directors is required, which must approve executive officer compensation. The committee must have a charter specifying the purpose, duties and evaluation procedures of the committee. “Controlled companies,” which would include our company if it were a U.S. issuer, are exempt from this requirement. §303A.05	We are not required to have a compensation committee. Pursuant to the Chilean Corporations Law, our directors/audit committee must approve compensation plans.

Equity compensation plans. Equity compensation plans require shareholder approval, subject to limited exemptions.	Equity compensation plans require shareholder approval, subject to limited exemptions.

Code of Ethics. Corporate governance guidelines and a code of business conduct and ethics is required, with disclosure of any waiver for directors or executive officers. §303A.10	We have adopted a code of ethics applicable to all of our executive officers, employees, directors and advisors to our board of directors, a version of which is filed as an exhibit to this Form 20-F. We are required by Item 16B of Form 20-F to disclose any waivers granted to our chief executive officer, chief financial officer, principal accounting officer and persons performing similar functions. Our Code of Ethics sets forth the principles and values that govern personnel conduct as well as other issues such as conflicts of interests, usage of privileged information, internal controls for fraud prevention and labor responsibility.

PART III

Item 17	Financial Statements

Not applicable.

Item 18	Financial Statements

Our audited consolidated financial statements are included in this annual report beginning at page F-1. Our financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Item 19	Exhibits

LIST OF EXHIBITS

Exhibit No.	Exhibit

1.1	Estatutos of Banco de Chile, which serve as our articles of incorporation and bylaws (English translation).*

2.1	Form of Deposit agreement among Banco de Chile, JPMorgan Chase Bank as depositary, and the holders from time to time of ADSs (incorporated by reference to our registration statement on Form F-4 (File No. 333-14020) filed on October 18, 2001).

2.2	Amendment No. 1, dated February 1, 2011, to the Deposit Agreement among Banco de Chile, JPMorgan Chase Bank, N.A. as depositary and holders from time to time of ADSs (incorporated by reference to our registration statement on Form F-6 (Registration No. 333-171999) filed on February 1, 2011).

3.1	Master Joint Venture Agreement between Quiñenco S.A., Citigroup, Inc. and Citibank Overseas Investment Corporation, dated July 19, 2007 (English translation) (filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2007, and incorporated herein by reference).

3.2	Shareholders Agreement between Quiñenco, S.A., Citigroup Chile S.A. and the minority shareholders of LQIF, dated December 27, 2007 (English translation) (filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2007, and incorporated herein by reference).

Exhibit No.	Exhibit

3.3	Amendment to the Master Joint Venture Agreement between Quiñenco S.A., Citigroup, Inc. and Citibank Overseas Investment Corporation, dated December 19, 2008 (English translation) (filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2008, and incorporated herein by reference).

3.4	Amendment to the Master Joint Venture Agreement between Quiñenco S.A., Citigroup, Inc. and Citibank Overseas Investment Corporation, dated December 19, 2008 (English translation) (filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2008, and incorporated herein by reference).

3.5	Amendment to the Shareholders Agreement between Quiñenco S.A., Citigroup Chile S.A. and the minority shareholders of LQIF, dated January 9, 2014 (English translation) (filed as an exhibit to our current report on Form 6-K dated January 14, 2014, and incorporated herein by reference).

3.6	Amendment to the Master Joint Venture Agreement between Quiñenco S.A., Citigroup Inc. and Citibank Overseas Investment Corporation, dated January 9, 2014 (English translation) (filed as an exhibit to our current report on Form 6-K dated January 14, 2014, and incorporated herein by reference).

4.1	Merger Agreement between Banco de Chile and Citibank Chile, dated December 26, 2007 (English translation) (filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2007, and incorporated herein by reference).

4.2	Cooperation Agreement between Banco de Chile and Citigroup Inc., dated December 27, 2007 (English translation) (filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2007, and incorporated herein by reference).

4.3	Global Connectivity Agreement between Banco de Chile and Citigroup Inc., dated December 27, 2007 (English translation) (filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2007, and incorporated herein by reference).

4.4	Asset Purchase Agreement between Banco de Chile and Citibank, N.A., dated December 31, 2007 (English translation) (filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2007, and incorporated herein by reference).

Exhibit No.	Exhibit

4.5	Trademark License Agreement between Banco de Chile and Citigroup Inc., dated December 27, 2007 (English translation) (filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2007, and incorporated herein by reference).

4.6	First Supplementary Agreement to the Cooperation Agreement between Banco de Chile and Citigroup Inc., dated February 27, 2009 (English translation) (filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2008, and incorporated herein by reference).

4.7	First Supplementary Agreement to the Global Connectivity Agreement between Banco de Chile and Citigroup Inc., dated February 27, 2009 (English translation) (filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2008, and incorporated herein by reference).

4.8	Amendment to the Trademark License Agreement between Banco de Chile and Citigroup Inc., dated February 27, 2009 (English translation) (filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2008, and incorporated herein by reference).

4.9	Master Services Agreement between Banco de Chile and Citigroup, Inc., dated September 25, 2009. (filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2009, and incorporated herein by reference).

5.1	List of subsidiaries.*

6.1	Code of Professional Ethics (English translation) (filed as an exhibit to our annual report on Form 20-F (File No. 001-15266 for the year ended December 21, 2010, and incorporated herein by reference).

12.1	Certification under Section 302 of the Sarbanes-Oxley Act of 2002.*

Exhibit No.	Exhibit

12.2	Certification under Section 302 of the Sarbanes-Oxley Act of 2002.*

13.1	Certification under Section 906 of the Sarbanes-Oxley Act of 2002.*

*	Filed herewith.

Omitted from the exhibits filed with this annual report are certain instruments and agreements with respect to our long-term debt, none of which authorizes securities in a total amount that exceeds 10% of our total assets. We hereby agree to furnish to the SEC copies of any such omitted instruments or agreements as the SEC requests.

Consolidated Financial Statements

BANCO DE CHILE AND SUBSIDIARIES

December 31, 2012 and 2013

Ch$ or CLP	=	Chilean pesos
MCh$	=	Millions of Chilean pesos
US$ or USD	=	U.S. dollars
ThUS$	=	Thousands of U.S. dollars
JPY	=	Japanese yen
EUR	=	Euro
MXN	=	Mexican pesos
HKD	=	Hong Kong dollars
PEN	=	Peruvian nuevo sol
CHF	=	Swiss franc
UF or CLF	=	Unidad de fomento
(The unidad de fomento is an inflation-indexed, Chilean peso denominated monetary unit set daily in advance on the basis of the previous month’s inflation rate).

EY Chile Avda. Presidente Riesco 5435, piso 4, Santiago	Tel: +56 (2) 2676 1000 www.eychile.cl

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Banco de Chile:

We have audited the accompanying consolidated financial statements of Banco de Chile and subsidiaries (the “Bank”), which comprise the consolidated statements of financial position as of December 31, 2013 and 2012, and the related consolidated statements of comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2013. These consolidated financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Banco de Chile and subsidiaries as of December 31, 2013 and 2012, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2013, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Bank’s internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) and our report dated April 24, 2014, expressed an unqualified opinion thereon.

ERNST & YOUNG LIMITADA

Santiago, Chile

April 24, 2014

A member firm of Ernst & Young Global Limited

EY Chile Avda. Presidente Riesco 5435, piso 4, Santiago	Tel: +56 (2) 2676 1000 www.eychile.cl

Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting

To the Board of Directors and Shareholders of Banco de Chile:

We have audited Banco de Chile and subsidiaries’ internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) (the “COSO criteria”). Banco de Chile and subsidiaries’ management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, Banco de Chile and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the 2013 consolidated financial statements of Banco de Chile and subsidiaries which comprise the consolidated statements of financial position as of December 31, 2013 and 2012, and the related consolidated statements of comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2013, and our report dated April 24, 2014, expressed an unqualified opinion thereon.

ERNST & YOUNG LIMITADA

Santiago, Chile

April 24, 2014

A member firm of Ernst & Young Global Limited

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As of December 31, 2012 and 2013

(Expressed in millions of Chilean pesos unless otherwise specified)

	Notes	2012 MCh$	2013 MCh$	2013 ThUS$
ASSETS
Cash and due from banks	6	684,925	873,308	1,661,166
Transactions in the course of collection	6	310,077	300,026	570,695
Financial assets held-for-trading	7	159,682	326,921	621,854
Cash collateral on securities borrowed and reverse repurchase agreements	8	35,100	82,422	156,779
Derivative instruments	9	326,083	374,687	712,712
Loans and advance to banks	10	1,343,322	1,062,056	2,020,193
Loans to customers, net	11	18,383,958	20,441,472	38,882,812
Financial assets available-for-sale	12	1,272,316	1,681,883	3,199,199
Investments in other companies	13	11,674	14,407	27,404
Intangible assets	14	75,610	72,223	137,379
Property and equipment	15	205,189	197,578	375,824
Investments properties	16	16,698	16,317	31,037
Current tax assets	17	—	—	—
Deferred tax assets, net	17	55,801	56,421	107,321
Other assets	18	317,765	373,987	711,381

TOTAL ASSETS		23,198,200	25,873,708	49,215,756

LIABILITIES
Current accounts and other demand deposits	19	5,470,971	5,984,332	11,383,116
Transactions in the course of payments	6	72,684	51,898	98,718
Cash collateral on securities lent and repurchase agreements	8	226,396	256,766	488,408
Saving accounts and time deposits	20	9,612,950	10,402,725	19,787,577
Derivative instruments	9	380,322	426,110	810,527
Borrowings from financial institutions	21	1,108,681	989,465	1,882,114
Debt issued	22	3,273,933	4,366,960	8,306,627
Other financial obligations	23	162,123	210,926	401,214
Current tax liabilities	17	23,189	7,131	13,564
Provisions	24	141,839	154,650	294,168
Employee benefits	25	64,545	67,944	129,240
Other liabilities	26	305,105	275,762	524,539

TOTAL LIABILITIES		20,842,738	23,194,669	44,119,812

EQUITY
Attributable to equity holders of the parent:
Capital		1,629,078	1,849,351	3,517,749
Reserves		295,177	345,269	656,755
Other Comprehensive income		25,769	22,999	43,748
Retained earnings:
Retained earnings from previous periods		65,311	65,311	124,232
Income for the year		479,880	550,188	1,046,542
Less:
Provisions for minimum dividend		(139,755)	(154,081)	(293,086)
Non-controlling interest		2	2	4

TOTAL EQUITY	28	2,355,462	2,679,039	5,095,944

TOTAL LIABILITIES AND EQUITY		23,198,200	25,873,708	49,215,756

The accompanying notes 1 to 45 are an

integral part of these consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

As of December 31, 2011, 2012 and 2013

(Expressed in millions of Chilean pesos unless otherwise specified)

	Notes	2011 MCh$	2012 MCh$	2013 MCh$	2013 ThUS$
A. STATEMENT OF INCOME

Interest revenue	29	1,501,684	1,672,766	1,765,942	3,359,092
Interest expense	29	(624,209)	(708,629)	(704,371)	(1,339,822)

Net interest income		877,475	964,137	1,061,571	2,019,270

Income from fees and commissions	30	367,966	372,767	386,732	735,624
Expense from fees and commissions	30	(77,858)	(85,495)	(99,639)	(189,529)

Net fees and commissions income		290,108	287,272	287,093	546,095

Net financial operating income	31	58,101	16,199	32,672	62,147
Foreign exchange transactions, net	32	(7,973)	35,136	71,457	135,922
Other operating income	37	24,735	20,887	25,884	49,235

Total operating revenues		1,242,446	1,323,631	1,478,677	2,812,669

Provision for loan losses	33	(146,925)	(166,420)	(221,653)	(421,618)

OPERATING REVENUES, NET OF PROVISIONS FOR LOAN LOSSES		1,095,521	1,157,211	1,257,024	2,391,051

Personnel expenses	34	(317,045)	(309,865)	(323,236)	(614,844)
Administrative expenses	35	(229,919)	(247,459)	(252,502)	(480,297)
Depreciation and amortization	36	(35,131)	(35,146)	(27,677)	(52,646)
Impairments	36	(631)	(899)	(2,247)	(4,274)
Other operating expenses	38	(12,274)	(19,565)	(13,868)	(26,379)

TOTAL OPERATING EXPENSES		(595,000)	(612,934)	(619,530)	(1,178,440)

NET OPERATING INCOME		500,521	544,277	637,494	1,212,611

Income attributable to associates	13	3,054	(468)	1,780	3,386

Income before income taxes		503,575	543,809	639,274	1,215,997
Income taxes	17	(65,431)	(63,928)	(89,085)	(169,453)

NET INCOME FOR THE YEAR		438,144	479,881	550,189	1,046,544

Attributable to:
Equity holders of the parent	28	438,143	479,880	550,188	1,046,542
Non-controlling interest		1	1	1	2

Net income per share from continued operations attributable to equity holders of the parent:	28	$	$	$	US$
Basic net income per share		4.91	5.37	5.92	0.011
Diluted net income per share		4.91	5.37	5.92	0.011

The accompanying notes 1 to 45 are an

integral part of these consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

As of December 31, 2011, 2012 and 2013

(Expressed in millions of Chilean pesos unless otherwise specified)

	Notes	2011	2012	2013	2013
		MCh$	MCh$	MCh$	ThUS$
B. CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

NET INCOME FOR THE YEAR		438,144	479,881	550,189	1,046,544

Other comprehensive income that will be reclassified subsequently to profit or loss

Net unrealized gains (losses):
Net change in unrealized gains (losses) on available for sale instruments	12	(9,484)	30,127	14,518	27,615
Gains and losses on derivatives held as cash flow hedges	9	(485)	1,777	(18,069)	(34,370)
Cumulative translation adjustment		68	(58)	71	135

Subtotal Other comprehensive income before income taxes		(9,901)	31,846	(3,480)	(6,620)

Income tax	17	1,956	(6,343)	710	1,351

Total other comprehensive income items that will be reclassified subsequently to profit or loss		(7,945)	25,503	(2,770)	(5,269)

Other comprehensive income that will not be reclassified subsequently to profit or loss

Loss in defined benefit plans		54	(2,200)	(166)	(316)

Subtotal other comprehensive income before income taxes		54	(2,200)	(166)	(316)

Income taxes		(11)	440	33	63

Total other comprehensive income items that will not be reclassified subsequently to profit or loss		43	(1,760)	(133)	(253)

TOTAL CONSOLIDATED COMPREHENSIVE INCOME		430,242	503,624	547,286	1,041,022

Attributable to:
Equity holders of the parent		430,241	503,623	547,285	1,041,020
Non-controlling interest		1	1	1	2

Comprehensive net income per share from continued operations attributable to equity holders of the parent:		$	$	$	US$
Basic net income per share		4.82	5.64	5.89	0.01
Diluted net income per share		4.82	5.64	5.89	0.01

The accompanying notes 1 to 45 are an

integral part of these consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

for the years ended December 31, 2011, 2012 and 2013

(Expressed in millions of Chilean pesos unless otherwise specified)

			Reserves		Other comprehensive income(*)			Retained earnings
		Paid-in capital	Other reserves	Reserves from earnings	Unrealized gains (losses) on available- for-sale	Cumulative translation adjustment	Cash flow hedge adjustment	Retained earnings from previous periods	Income for the year	Provision for minimum dividends	Attributable to equity holders of the parent	Non- controlling interest	Total equity
	Notes	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2011		1,158,752	99,293	58,989	8,314	(104)	—	65,023	417,615	(113,559)	1,694,323	2	1,694,325
Capitalization of retained earnings	28	67,217	—	—	—	—	—	—	(67,217)	—	—	—	—
Retention (release) earnings		—	—	71,182	—	—	—	—	(71,182)	—	—	—	—
Defined benefit plans adjustment		—	43	—	—	—	—	—	—	—	43	—	43
Dividends distributions and paid		—	—	—	—	—	—	—	(279,216)	113,559	(165,657)	(1)	(165,658)
Capital increase	28	210,114	—	—	—	—	—	—	—	—	210,114	—	210,114
Cumulative translation adjustment		—	—	—	—	68	—	—	—	—	68	—	68
Valuation adjustment on available-for-sale instruments (net)		—	—	—	(7,618)	—	—	—	—	—	(7,618)	—	(7,618)
Cash flow hedge adjustment, net		—	—	—	—	—	(395)	—	—	—	(395)	—	(395)
Equity adjustment in subsidiary		—	—	—	—	—	—	288	—	—	288	—	288
Income for the year		—	—	—	—	—	—	—	438,143	—	438,143	1	438,144
Provision for minimum dividends		—	—	—	—	—	—	—	—	(128,642)	(128,642)	—	(128,642)

Balances as of December 31, 2011		1,436,083	99,336	130,171	696	(36)	(395)	65,311	438,143	(128,642)	2,040,667	2	2,040,669

Balances as of January 1, 2012		1,436,083	99,336	130,171	696	(36)	(395)	65,311	438,143	(128,642)	2,040,667	2	2,040,669
Capitalization of retained earnings	28	73,911	—	—	—	—	—	—	(73,911)	—	—	—	—
Retention (release) earnings		—	—	67,473	—	—	—	—	(67,473)	—	—	—	—
Income distribution		—	(43)	—	—	—	—	—	43	—	—	—	—
Defined benefit plans adjustment		—	(1,760)	—	—	—	—	—	—	—	(1,760)	—	(1,760)
Dividends distributions and paid		—	—	—	—	—	—	—	(296,802)	128,642	(168,160)	(1)	(168,161)
Cumulative translation adjustment		—	—	—	—	(58)	—	—	—	—	(58)	—	(58)
Valuation adjustment on available-for-sale instruments (net)		—	—	—	24,133	—	—	—	—	—	24,133	—	24,133
Cash flow hedge adjustment, net		—	—	—	—	—	1,429	—	—	—	1,429	—	1,429
Subscription and payment of shares	28	119,084	—	—	—	—	—	—	—	—	119,084	—	119,084
Income for the year		—	—	—	—	—	—	—	479,880	—	479,880	1	479,881
Provision for minimum dividends		—	—	—	—	—	—	—	—	(139,755)	(139,755)	—	(139,755)

Balances as of December 31, 2012		1,629,078	97,533	197,644	24,829	(94)	1,034	65,311	479,880	(139,755)	2,355,460	2	2,355,462

Balances as of January 1, 2013		1,629,078	97,533	197,644	24,829	(94)	1,034	65,311	479,880	(139,755)	2,355,460	2	2,355,462
Capitalization of retained earnings	28	86,202	—	—	—	—	—	—	(86,202)	—	—	—	—
Income distribution		—	1,760	—	—	—	—	—	(1,760)	—	—	—	—
Retention (release) earnings		—	—	48,463	—	—	—	—	(48,463)	—	—	—	—
Defined benefit plans adjustment		—	(133)	—	—	—	—	—	—	—	(133)	—	(133)
Equity adjustment investment in other companies		—	2	—	—	—	—	—	—	—	2	—	2
Dividends distributions and paid		—	—	—	—	—	—	—	(343,455)	139,755	(203,700)	(1)	(203,701)
Cumulative translation adjustment		—	—	—	—	71	—	—	—	—	71	—	71
Valuation adjustment on available-for-sale instruments (net)		—	—	—	11,614	—	—	—	—	—	11,614	—	11,614
Cash flow hedge adjustment, net		—	—	—	—	—	(14,455)	—	—	—	(14,455)	—	(14,455)
Subscription and payment of shares	28	134,071	—	—	—	—	—	—	—	—	134,071	—	134,071
Income for the year		—	—	—	—	—	—	—	550,188	—	550,188	1	550,189
Provision for minimum dividends		—	—	—	—	—	—	—	—	(154,081)	(154,081)	—	(154,081)

Balances as of December 31, 2013		1,849,351	99,162	246,107	36,443	(23)	(13,421)	65,311	550,188	(154,081)	2,679,037	2	2,679,039

*	As of December 31, 2011, 2012 and 2013 total other comprehensive income is MCh$265, MCh$25,769 and MCh$22,999, respectively.

The accompanying notes 1 to 45 are an

integral part of these consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

for the years ended December 31, 2011, 2012 and 2013

(Expressed in millions of Chilean pesos unless otherwise specified)

		2011	2012	2013	2013
	Notes	MCh$	MCh$	MCh$	ThUS$
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income for the year		438,143	479,880	550,188	1,046,542
Items that do not represent cash flows:
Depreciation and amortization	36	35,131	35,146	27,677	52,646
Impairment property and equipment	36	631	899	2,247	4,274
Provision for loan losses	33	193,070	207,748	260,919	496,308
Provision financial guarantees	33	(490)	(366)	(3,689)	(7,017)
Fair value adjustment of financial assets held-for-trading		(1,242)	931	(1,612)	(3,066)
Income attributable to associates	13	(3,054)	468	(1,780)	(3,386)
Net gain on sales of assets received in lieu of payment	37	(5,918)	(5,674)	(6,126)	(11,653)
Net gain loss on sales of property and equipment		(1,311)	(318)	(219)	(417)
Other charges (credits) to income that do not represent cash flows		(43,858)	1,721	(2,670)	(5,079)
(Gain) loss from foreign exchange transactions of other assets and other liabilities		17,296	37,133	(148,118)	(281,743)
Net changes in interest and fee accruals		(60,546)	38,477	29,324	55,779

Changes in assets and liabilities that affect operating cash flows:
(Increase) decrease in loans and advances to banks, net		(298,023)	(695,376)	281,524	535,502
(Increase) decrease in loans to customers, net		(3,013,422)	(1,529,011)	(2,198,972)	(4,182,782)
(Increase) decrease in financial assets held-for-trading, net		12,027	109,720	(165,645)	(315,082)
Increase in deferred taxes, net	17	(2,347)	4,224	(620)	(1,179)
Increase in current accounts and other demand deposits		447,990	576,301	512,875	975,567
Increase (decrease) in payables from repurchase agreements and security lending		196,821	(15,277)	33,016	62,801
Increase (decrease) in saving accounts and time deposits		1,540,523	327,980	797,009	1,516,033
(Increase) decrease in other operating assets and liabilities		83,472	(103)	(113,591)	(216,067)
Proceeds from sale of assets received in lieu of payment		10,221	9,510	8,454	16,081

Total cash flows from operating activities		(454,886)	(415,987)	(139,809)	(265,938)

CASH FLOWS FROM INVESTING ACTIVITIES:
(Increase) decrease in financial assets available-for-sale		(316,083)	219,403	(387,578)	(737,233)
Purchases of property and equipment	15	(22,073)	(17,981)	(12,249)	(23,299)
Proceeds from sales of property and equipment		1,711	400	505	961
Purchases of intangible assets		(9,597)	(9,116)	(5,511)	(10,483)
Investments in other companies		—	(71)	(1,436)	(2,731)
(Increase) decrease in other assets and liabilities		10,505	(1,227)	(3,922)	(7,460)
Dividends received from investments in other companies	13	761	943	956	1,818

Total cash flows from investing activities		(334,776)	192,351	(409,235)	(778,427)

CASH FLOWS FROM FINANCING ACTIVITIES:
Increase (decrease) in borrowings from financial institutions		(7,916)	142,573	(323,055)	(614,500)
Increase (decrease) in other financial obligations		11,491	(16,512)	54,074	102,857
Increase (decrease) in borrowings from Central Bank		22,759	(22,793)	—	—
Borrowings with Central Bank of Chile (long-term)		91	20	—	—
Payment of borrowings from Central Bank (long-term)		(106)	(56)	(7)	(13)
Long-term foreign borrowings		805,594	325,247	844,776	1,606,893
Payment of long-term foreign borrowings		(446,448)	(1,013,911)	(639,571)	(1,216,562)
Other long-term borrowings		3,894	1,526	609	1,158
Payment of other long-term borrowings		(9,811)	(7,363)	(6,285)	(11,955)
Repayment of mortgage finance bonds		(38,433)	(27,529)	(20,734)	(39,439)
Proceeds from bond issuances	22	749,586	717,557	1,097,345	2,087,318
Proceeds from commercial papers (short-term bonds)	22	—	516,428	509,920	969,946
Redemption from bond issuances		(109,624)	(389,382)	(536,823)	(1,021,120)
Subscription and payment of shares	28	210,114	119,084	134,071	255,024
Dividends paid	28	(279,216)	(296,802)	(343,455)	(653,304)

Total cash flows from financing activities		911,975	48,087	770,865	1,466,303

TOTAL NET POSITIVE (NEGATIVE) CASH FLOWS FOR THE YEAR		122,313	(175,549)	221,821	421,938
Net effect of exchange rate changes on cash and cash equivalents		7,412	(31,720)	60,437	114,960
Cash and cash equivalents at beginning of year		1,042,024	1,171,749	964,480	1,834,589

Cash and cash equivalents at end of year	6	1,171,749	964,480	1,246,738	2,371,487

Supplemental disclosure of cash flow information:
Cash paid during the year for:
Income taxes paid		68,672	53,949	19,525	37,140
Interest received		1,356,265	1,614,122	1,669,559	3,175,757
Interest paid		(545,534)	(657,235)	(581,066)	(1,105,277)

The accompanying notes 1 to 45 are an

integral part of these consolidated financial statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	Company Information:

Banco de Chile, resulting from the merger of Banco Nacional de Chile, Banco Agrícola and Banco de Valparaíso, was formed on October 28, 1893 in the city of Santiago, in the presence of the Notary Eduardo Reyes Lavalle.

Banco de Chile (“Banco de Chile” or the “Bank”) is a Corporation organized under the laws of the Republic of Chile, regulated by the Superintendency of Banks and Financial Institutions (“SBIF”). Since 2001 – when the Bank was first listed on the New York Stock Exchange (“NYSE”), its American Depository Receipt (ADR) program, Banco de Chile has also complied with the regulations published by the United States Securities and Exchange Commission (“SEC”).

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

Banco de Chile’s legal address is Paseo Ahumada 251, Santiago, Chile and its website is www.bancochile.cl.

The consolidated financial statements of the Bank for the year ended December 31, 2013 were authorized for issuance in accordance with the directors’ resolution on April 24, 2014.

2.	Summary of Significant Accounting Principles:

(a)	Basis of preparation:

The Bank’s consolidated financial statements for the years 2011, 2012 and 2013 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB.

The bank presents its statement of financial position broadly in order of liquidity. An analysis regarding recovery or settlement within 12 months after the statement of financial position date (current) and more than 12 months after the statement of financial position date (non–current) is presented in note 40.

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

The financial statements of Banco de Chile as of and for the years ended December 31, 2012 and 2013 have been consolidated with those of its subsidiaries. The financial statements of the bank’s subsidiaries are prepared for the same reporting year as for Banco de Chile, using consistent accounting policies.

(i)	Subsidiaries

Subsidiaries are entities controlled by the Bank, which is the parent of the group. The Bank controls entities:

1)	power over the investee, i.e. the investor has existing rights that give it the ability to direct the relevant activities;

2)	exposure, or rights, to variable returns from its involvement with the investee; and

3)	the ability to use its power over the investee to affect the amount of the investor’s returns.

When the Bank has less than a majority of the voting rights of an investee, but these voting rights are sufficient to direct the relevant activities unilaterally, then we conclude that the Bank has control. The Bank considers all factors and relevant circumstances to evaluate if their voting rights are enough to obtain the control, which it includes:

•	The amount of voting rights that the Bank has, related to the amount of voting rights of the others stakeholders.

•	Potential voting rights maintained by the Bank, other holders of voting rights or other parties.

•	Rights emanating from other contractual arrangements.

•

Any additional circumstance that indicate that the Bank does have or does have not the ability to manage the relevant activities when that decisions need to be taken, including behavior patterns of votes in previous shareholders meetings.

The financial statements of the subsidiaries are included in the consolidated financial statements from the date control is obtained until the loss of control. The financial statements have been prepared using uniform accounting policies for similar transactions and other events under equivalent circumstances.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

2.	Summary of Significant Accounting Principles, continued:

(b)	Basis of consolidation, continued:

(i)	Subsidiaries. continued

The following table details the entities in which the Bank, directly or indirectly – owns a controlling interest and that are therefore consolidated in these financial statements:

Rut	Subsidiaries	Country	Functional Currency	Interest Owned
				Direct		Indirect		Total
				2012	2013	2012	2013	2012	2013
				%	%	%	%	%	%
44,000,213-7	Banchile Trade Services Limited	Hong Kong	US$	100.00	100.00	—	—	100.00	100.00
96,767,630-6	Banchile Administradora General de Fondos S.A.	Chile	Ch$	99.98	99.98	0.02	0.02	100.00	100.00
96,543,250-7	Banchile Asesoría Financiera S.A.	Chile	Ch$	99.96	99.96	—	—	99.96	99.96
77,191,070-K	Banchile Corredores de Seguros Ltda.	Chile	Ch$	99.83	99.83	0.17	0.17	100.00	100.00
96,894,740-0	Banchile Factoring S.A.(*)	Chile	Ch$	99.75	—	0.25	—	100.00	—
96,571,220-8	Banchile Corredores de Bolsa S.A.	Chile	Ch$	99.70	99.70	0.30	0.30	100.00	100.00
96,932,010-K	Banchile Securitizadora S.A.	Chile	Ch$	99.00	99.00	1.00	1.00	100.00	100.00
96,645,790-2	Socofin S.A.	Chile	Ch$	99.00	99.00	1.00	1.00	100.00	100.00
96,510,950-1	Promarket S.A.	Chile	Ch$	99.00	99.00	1.00	1.00	100.00	100.00

(*)	See note No. 5 of Segments

Significant intercompany transactions and balances between the Bank and its subsidiaries and among its subsidiaries have been eliminated for consolidation purposes. Any non-controlling interest is recognized as a separate item within the Bank’s consolidated equity.

(ii)	Investment in Associates and Joint Ventures

Associates

An associate is an entity for which the Bank has significant influence over its operating and financial management policy decisions, but the Bank does not hold a controlling interest. Significant influence is generally presumed when the Bank holds between 20% and 50% of the voting rights. The existence of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Bank has significant influence. Investments in associates are accounted for using the equity method. Other factors considered when determining whether the Bank has significant influence over another entity are the representation on the board of directors and the existence of material intercompany transactions. The existence of these factors could require the application of the equity method for a particular investment even though the Bank holds less than 20% of the voting stock.

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

(ii)	Investment in Associates and Joint Ventures, continued

Joint Ventures

Joint Ventures are joint arrangements whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. Joint control exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

According IFRS 11, an entity determine type of joint arrangement: “Joint Operation” or “Joint Venture”.

For investments defined as a “Joint Operation”, their assets, liabilities, income and expenses are recognized by their participation in joint operation.

For investments defined as “Joint Venture”, they will be registered according to the equity method.

Investments that, for their characteristics, are defined as a “Joint Ventures” are the following:

•	Artikos S.A.

•	Servipag Ltda.

(iii)	Structured entities

Special purpose entities (“SPEs”) are generally created to comply with a specific and well-defined objective, such as securitizing specific assets or carrying out a specific loan transaction. A SPE is consolidated if, based on an assessment of its relationship with the Bank and the risks and benefits of the SPE, the Bank concludes that it has control of the SPE. As of December 31, 2012 and 2013, the Bank does not control any SPEs.

(iv)	Asset management sevices investments and mutual funds

The Bank, through its subsidiary Banchile Administradora General de Fondos, manages assets through investment and mutual funds and other investment products on behalf of investors.

According to IFRS 10, for consolidation purposes are necessary to evaluate the role of the Bank and its subsidiaries in the funds that manage, determining its role of Agent or Principal. When assessing whether an investor controls an investee an investor with decision-making rights determines whether it acts as Principal or as an Agent of other parties. A number of factors are considered in making this assessment.

This assessment should consider the following:

•	Scope to make decision over the investee

•	Rights held by other parties

•	Remuneration according to compensation arrangements

•	Exposition, of the decision maker, to the variability of returns from other interests that keep the investee

The Bank and its subsidiaries managed on behalf and for the benefit of investors, acting in that relationship only as Agent. Under this category, and as provided in the aforementioned rule, this bank do not have control when exercising authority to make decisions and therefore, at December 31, 2012 and 2013 the Bank acts as agent, and therefore do not consolidate any fund under management.

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

The Bank’s management has made an assessment of its ability to continue as a going concern and is satisfied that it has the resources to continue in business for the foreseeable future. Furthermore, management is not aware of any material uncertainties that may cast significant doubt upon the Bank’s ability to continue as a going concern. Therefore, the financial statements continue to be prepared on the going concern basis.

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

Some accounting matters particularly involve uncertainties and therefore require a considerable degree of estimation and critical judgment when applying accounting policies. Details on the use of estimates and judgment and their effect on the amounts recognized in the financial statements are included in the following notes:

•	Impairment of loans (Note 10, 11 and 33)

•	Impairment of other financial assets (Note 12)

•	Useful lives of intangible assets and property and equipment (Notes 14 and 15)

•	Goodwill valuation (Note 14)

•	Deferred taxes and income taxes (Note 17)

•	Provisions (Note 24)

•	Employee benefits (Note 25)

•	Commitments and contingencies (Note 27)

•	Fair value of financial assets and liabilities (Note 40)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

2.	Summary of Significant Accounting Principles, continued:

(f)	Financial asset and liability valuation criteria:

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

Fair value is as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

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

The objective of using a valuation technique is to estimate the price at which an orderly transaction to sell the asset or to transfer the liability would take place between market participants and the measurement date under current market conditions. Three widely used valuation techniques are:

•

Market approach – uses prices and other relevant information generated by market transactions involving identical or comparable (similar) assets, liabilities, or a group of assets and liabilities (e.g. a business)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

2.	Summary of Significant Accounting Principles, continued:

(f)	Financial asset and liability valuation criteria, continued:

(v)	Fair value measurements, continued

•	Cost approach – reflects the amount that would be required currently to replace the service capacity of an asset (current replacement cost)

•	Income approach – converts future amounts (cash flows or income and expenses) to a single current (discounted) amount, reflecting current market expectations about those future amounts.

To increase consistency and comparability in fair value measurements and related disclosures, the IFRS establishes a fair value hierarchy that categorises into three levels the inputs to valuation techniques used to measure fair value. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1 inputs) and the lowest priority to unobservable inputs (Level 3 inputs).

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Level 3 inputs are unobservable inputs for the asset or liability.

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

The Bank’s fair value disclosures are included in Note 40.

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

As of December 31, 2012 and 2013, the caption “Loans to customers” includes MCh$606,137 and MCh$524,059 respectively, corresponding to the amount advanced to the assignor plus accrued interest net of payments received.

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

The bank seeks to use collateral, where possible, to mitigate its risks on financial assets. The collateral comes in various forms such as mortgages, pledges, securities, other non-financial assets and credit enhancements. The fair value of collateral is generally assessed, at a minimum, at inception through a certified appraiser. Later, a model updates the collateral value considering factors such as location, collateral type, and observable market value, among others. However, some collateral, for example, securities, is valued daily. To the extent possible, the bank uses active market data for valuing financial assets held as collateral. (See note 42 for further analysis of collateral).

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

The Bank acting as lessee

Assets held under finance leases are initially recognized on the balance sheet at an amount equal to the fair value of the leased property or, if lower, the present value of the minimum lease payments. The corresponding liability to the lessor is included in the balance sheet as a finance lease obligation. The discount rate used in calculating the present value of the minimum lease payments is either the interest rate implicit in the lease, if it is practicable to determine, or the incremental borrowing rate. Contingent rentals are recognized as expense in the periods in which they are incurred. As of December 31, 2012 and 2013, the Bank and its subsidiaries have not signed contracts of this nature.

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

Estimated useful lives for 2012 and 2013 are as follows:

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

Assets and liabilities in foreign currencies are shown at their equivalent value in Chilean pesos, calculated using the following exchange rates as of December 31, 2012 and 2013: Ch$479.47 and Ch$525.72 to US$1, Ch$5.57 and Ch$5.00 per JPY1, Ch$634.05 and Ch$726.12 per EUR1.

The gain of MCh$71,457 (loss of MCh$36,136 in 2012) for net foreign exchange income shown in the Consolidated Statement of Comprehensive Income includes recognition of the effects of exchange rates variations on assets and liabilities in foreign currency or indexed to exchange rates, and the result of foreign exchange transactions conducted by the Bank and its subsidiaries.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

2.	Summary of Significant Accounting Principles, continued:

(x)	Financial assets held to maturity and available-for-sale:

Financial assets held-to-maturity includes only those securities for which the Bank has the ability and intention of keeping until maturity. The remaining investments are considered as financial assets available-for-sale. The Bank reassesses on an ongoing basis whether the ability and intention to sell available-for-sale instruments remains to be given.

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

As of December 31, 2012 and 2013, the Bank does not hold held to maturity instruments.

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

The Bank maintains a customer loyalty program as an incentive to its clients. The scheme grants its customers certain points depending on the value of credit card purchases they make. The collected points can be used to obtain services from a third party. In accordance with IFRIC 13 the costs which the Bank incurs provide this incentive are recognized at fair value when the corresponding revenue is recognized, considering the probabilities of use by the customers to obtain the third party’s service. The points collected cannot be used to obtain services directly from the Bank.

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

A contingent asset or liability is any right or obligation arising from past events whose existence will be confirmed by one or more uncertain future events which are not within the control of the Bank. Contingent assets and liabilities are not recognized in the Statement of Financial Position.

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

Obligations for this defined benefit plan are valued according to the projected unit credit actuarial valuation method, using inputs such as staff turnover rates, expected growth in wages and the probability that this benefit will be used, discounted at current long-term rates (5.50% as of December 31, 2012 and 5.19% as of December 31, 2013). The discount rate used corresponds to the return on bonds of the Central Bank with maturity in 10 years.

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

Diluted earnings per share is determined in a similar manner as basic earnings per share, but the average weighted number of shares in circulation is adjusted to account for the dilutive effect of stock options, warrants and convertible debt. As of December 31, 2012 and 2013, the Bank does not have any instruments or contracts that could cause dilutions. Therefore, no adjustments have been made.

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

(aj)	Reclassifications

During this period, expenses that are directly related to credit cards loyalty programs were reclassified from “Other operational expenses” to “Expenses from fees and commissions”. Accordingly, for comparison purposes, similar reclassifications were made for previous years. We made this decision in order to better associate expenses with revenues from this transactional product.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

3.	New and amended standards and interpretations:

The accounting policies adopted are consistent with those of the previous financial year. Amendments resulting from Improvements to IFRSs to the following standards did not have any impact on the accounting policies, financial position or performance of the Bank:

•	IAS 1 Presentation of Items of Other Comprehensive Income – Introduces a grouping of items that could be reclassified to profit or loss at a future point in time

•

IFRS 7 Financial Instruments: Disclosures Offseting Financial Assets and Financial Liabilities – Amendment requires and entity to disclose information about rights to set-off financial instruments and related arrangements

•	IFRS 10 Consolidated Financial Statements – Establishes a single control model that applies to all entities including special purposes entities

•	IFRS 11 Joint Arragements – Removes the option to account for jointly controlled entities using proportionate consolidation.

•	IFRS 12 Disclosure of Interest in Other Entities – Sets out the requirements for disclosures relating to and entity’s interests in subsidiaries, joint arrangements, associates and structured entities.

•	IFRS 13 Fair Value Measurement – Establishes a single source of guidance under IFRS for all fair value measurements

•	IAS 19 Employee Benefits – Includes a number of amendments to the accounting for defined benefit plans

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

4.	Changes in Accounting policies and Disclosures

Since 2013, IAS 19 “Employee Benefits”, changed the accounting treatment of the measurements of liability, specifically defined benefit plans and termination benefits. The main effect on the financial statements is related to accounting for gains and losses, originated by changes in actuarial variables, which must to be recorded as a charge or credit to “Other Comprehensive Income” since current year. Until before this change, these effects affected profit or loss directly.

Reclassifications were made in the Balance and Income Statement for the year 2011 and 2012 for an amount of MCh$43 and MCh$1,760, respectively, for the purpose of presenting comparative financial statements.

During the year ended December 31, 2013, there were no other accounting changes that affect the presentation of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

5.	Segment Reporting:

For management purposes, we have organized our operations and commercial strategies into four business segments, which are defined in accordance with the type of products and services offered to target customers. These business segments are currently defined as follows:

Retail:	This segment focuses on individuals and small and medium-sized companies with annual sales up to UF 70,000, where the product offering focuses primarily on consumer loans, commercial loans, checking accounts, credit cards, credit lines and mortgage loans.

Wholesale:	This segment focuses on corporate clients and large companies whose annual revenue exceeds UF 70,000, where the product offering focuses primarily on commercial loans, checking accounts and liquidity management services, debt instruments, foreign trade, derivative contracts and leases.

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

• Banchile Trade Services Limited

• Banchile Administradora General de Fondos S.A.

• Banchile Asesoría Financiera S.A.

• Banchile Corredores de Seguros Ltda.

• Banchile Factoring S.A. (*)

• Banchile Corredores de Bolsa S.A.

• Banchile Securitizadora S.A.

• Socofin S.A.

• Promarket S.A.

(*)	On July 1, 2013, Banco de Chile has absorbed its subsidiary Banchile Factoring S.A. (On June 19, 2013 Banco de Chile bought shares of Banchile Factoring S.A. to Banchile Asesoría Financiera S.A.). This subsidiary was previously presented under the subsidiaries operating segment. As result of being absorbed by the Bank, its operations are now presented under the retail and wholesale operating segment. Previous periods operating segment information have been restated for comparative purposes.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

5.	Segment Reporting, continued:

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

The Bank did not enter into transactions with any particular customer or third party that collectively generated more than 10% of the Bank’s total income in 2012 and 2013.

The Bank carries out its business operations in Chile.

Transfer pricing between operating segments is conducted on an arm’s length basis in a manner similar to transactions with unaffiliated third parties.

Taxes are managed at the consolidated level and are not allocated to business segments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

5.	Segment Reporting, continued:

	As of December 31, 2011
	Retail MCh$	Wholesale MCh$	Treasury MCh$	Subsidiaries MCh$	Subtotal MCh$	Reclassifications and adjustments to conform IFRS MCh$	Note	Total MCh$
Net interest income	592,763	255,218	20,460	(7,531)	860,910	16,565		877,475
Net fees and commissions income	152,257	32,703	(451)	115,883	300,392	(10,284)		290,108
Other operating income	15,522	1,272	11,508	27,375	55,677	19,186		74,863

Total operating revenue	760,542	289,193	31,517	135,727	1,216,979	25,467	(1)	1,242,446
Provisions for loan losses	(111,930)	(11,975)	(963)	28	(124,840)	(22,085)	(2)	(146,925)
Depreciation and amortization	(21,189)	(6,329)	(1,718)	(1,476)	(30,712)	(4,419)	(3)	(35,131)
Other operating expenses	(364,649)	(122,740)	(8,486)	(80,460)	(576,335)	16,466	(4)	(559,869)
Income attributable to associates	2,253	710	—	338	3,301	(247)		3,054

Income before income taxes	265,027	148,859	20,350	54,157	488,393	15,182		503,575
Income taxes					(59,588)	(5,843)	(5)	(65,431)

Income after income taxes								438,144

Assets	8,543,124	9,531,192	3,415,922	662,079	22,152,317	(456,341)		21,695,976
Current and deferred taxes					89,974	(29,949)		60,025

Total assets					22,242,291	(486,290)	(6)	21,756,001

Liabilities	6,579,397	9,215,352	4,214,432	493,934	20,503,115	(787,783)		19,715,332
Current and deferred taxes					—	—		—

Total liabilities					20,503,115	(787,783)	(7)	19,715,332

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

5.	Segment Reporting, continued:

Reclassifications and adjustments to conform IFRS

(1)	The total effect due to the elimination adjustments to conform to total operating revenue is MCh$32,087. The total effect of IFRS adjustments is MCh$(6,620), which mainly stems from the reclassification of allowances for loan losses and amortization of fair value loans from Citibank Chile.

(2)	The total effect relates to IFRS adjustments of MCh$(22,085), which mainly stem from differing allowances for loan losses.

(3)	The total effect relates to IFRS adjustments of MCh$(4,419), which stem from the amortization of intangibles and depreciation of property and equipment from Citibank Chile.

(4)	The total effect due to the elimination adjustments to conform to other operating expenses is MCh$11,863. The total effect of IFRS adjustments is MCh$4,603, which represents the reversal of write-offs of assets received in lieu of payments.

(5)	The total effect relates to IFRS adjustments of MCh$(5,843), which stem from deferred taxes.

(6)	The total effect due to the elimination adjustments to conform to the consolidated financial position data in assets is MCh$(529,059). The total effect of IFRS adjustments in assets is MCh$42,769, which mainly stems from deviating allowances for loan losses, the acquisition of Citibank Chile and deferred taxes effects.

(7)	The total effect due to the elimination adjustments to conform to the consolidated financial position data in liabilities is MCh$(529,059). The total effect of IFRS adjustments in liabilities is MCh$(258,724), which mainly stems from providing for minimum dividends and differing allowances for loan losses.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

5.	Segment Reporting, continued:

	As of December 31, 2012
	Retail MCh$	Wholesale MCh$	Treasury MCh$	Subsidiaries MCh$	Subtotal MCh$	Reclassifications and adjustments to conform IFRS MCh$	Note	Total MCh$
Net interest income	671,971	263,108	18,356	(12,296)	941,139	22,998		964,137
Net fees and commissions income	153,358	42,229	(367)	103,472	298,692	(11,420)		287,272
Other operating income	16,759	33,069	14,746	31,522	96,096	(23,874)		72,222

Total operating revenue	842,088	338,406	32,735	122,698	1,335,927	(12,296)	(1)	1,323,631
Provisions for loan losses	(180,559)	(7,622)	(22)	13	(188,190)	21,770	(2)	(166,420)
Depreciation and amortization	(20,903)	(7,300)	(1,204)	(1,550)	(30,957)	(4,189)	(3)	(35,146)
Other operating expenses	(390,055)	(109,105)	(8,672)	(86,718)	(594,550)	16,762	(4)	(577,788)
Income attributable to associates	(288)	(228)	(18)	305	(229)	(239)		(468)

Income before income taxes	250,283	214,151	22,819	34,748	522,001	21,808		543,809
Income taxes					(54,390)	(9,538)	(5)	(63,928)

Income after income taxes								479,881

Assets	9,852,430	9,614,329	3,746,908	635,225	23,848,892	(706,493)		23,142,399
Current and deferred taxes					99,506	(43,705)		55,801

Total assets					23,948,398	(750,198)	(6)	23,198,200

Liabilities	7,706,834	9,225,881	4,495,605	489,830	21,918,150	(1,098,601)		20,819,549
Current and deferred taxes					23,189	—		23,189

Total liabilities					21,941,339	(1,098,601)	(7)	20,842,738

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

5.	Segment Reporting, continued:

Reclassifications and adjustments to conform IFRS

(1)	The total effect due to the elimination adjustments to conform to the total operating revenue is MCh$(13,873). The total effect of IFRS adjustments is MCh$1,577, which mainly stems from the reclassification of allowances for loan losses, amortization of fair value loans from Citibank Chile and embedded derivatives.

(2)	The total effect relates to IFRS adjustments of MCh$21,770, which mainly stem from differing allowances for loan losses.

(3)	The total effect relates to IFRS adjustments of MCh$(4,189), which stem from the amortization of intangibles and depreciation of property and equipment from Citibank Chile.

(4)	The total effect due to the elimination adjustments to conform to other operating expenses is MCh$13,873. The total effect of IFRS adjustments is MCh$2,889, which represents reversal of write-offs of assets received in lieu of payments.

(5)	The total effect relates to IFRS adjustments of MCh$(9,538), which stem from deferred taxes.

(6)	The total effect due to the elimination adjustments to conform to the consolidated financial position data in assets is MCh$(717,653). The total effect of IFRS adjustments in assets is MCh$(32,545), which mainly stems from deviating allowances for loan losses, the acquisition of Citibank Chile and deferred taxes effects.

(7)	The total effect due to the elimination adjustments to conform to the consolidated financial position data in liabilities is MCh$(717,653). The total effect of IFRS adjustments in liabilities is MCh$(380,948), which mainly stems from providing for minimum dividends and differing allowances for loan losses.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

5.	Segment Reporting, continued:

	As of December 31, 2013
	Retail MCh$	Wholesale MCh$	Treasury MCh$	Subsidiaries MCh$	Subtotal MCh$	Reclassifications and adjustments to conform IFRS MCh$	Note (*)	Total MCh$
Net interest income	737,476	303,128	23,269	(12,143)	1,051,730	9,841		1,061,571
Net fees and commissions income	150,195	42,615	(1,355)	106,280	297,735	(10,642)		287,093
Other operating income	35,551	57,320	(5,607)	32,439	119,703	10,310		130,013

Total operating revenue	923,222	403,063	16,307	126,576	1,469,168	9,509	(1)	1,478,677
Provisions for loan losses	(203,586)	(38,031)	47	(43)	(241,613)	19,960	(2)	(221,653)
Depreciation and amortization	(20,068)	(5,912)	(1,182)	(1,747)	(28,909)	1,232	(3)	(27,677)
Other operating expenses	(397,456)	(112,528)	(5,171)	(92,023)	(607,178)	15,325	(4)	(591,853)
Income attributable to associates	1,123	814	95	39	2,071	(291)		1,780

Income before income taxes	303,235	247,406	10,096	32,802	593,539	45,735		639,274
Income taxes					(79,936)	(9,149)	(5)	(89,085)

Income after income taxes								550,189

Assets	10,635,940	10,385,698	4,319,777	634,466	25,975,881	(158,594)		25,817,287
Current and deferred taxes					109,335	(52,914)		56,421

Total assets					26,085,216	(211,508)	(6)	25,873,708

Liabilities	8,299,048	9,633,395	5,378,699	482,627	23,793,769	(606,231)		23,187,538
Current and deferred taxes					7,131	—		7,131

Total liabilities					23,800,900	(606,231)	(7)	23,194,669

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

5.	Segment Reporting, continued:

Reclassifications and adjustments to conform IFRS

(1)	The total effect due to the elimination adjustments to conform to the total operating revenue is MCh$(13,143). The total effect of IFRS adjustments is MCh$22,652, which mainly stems from the reclassification of allowances for loan losses, amortization of fair value loans from Citibank Chile and embedded derivatives.

(2)	The total effect relates to IFRS adjustments of MCh$19,960, which mainly stem from differing allowances for loan losses.

(3)	The total effect relates to IFRS adjustments of MCh$1,232, which stem from the amortization of intangibles and depreciation of property and equipment from Citibank Chile.

(4)	The total effect due to the elimination adjustments to conform to other operating expenses is MCh$13,143. The total effect of IFRS adjustments is MCh$2,182, which represents reversal of write-offs of assets received in lieu of payments.

(5)	The total effect relates to IFRS adjustments of MCh$(9,149), which stem from deferred taxes.

(6)	The total effect due to the elimination adjustments to conform to the consolidated financial position data in assets is MCh$(191,117). The total effect of IFRS adjustments in assets is MCh$(20,391), which mainly stems from deviating allowances for loan losses, the acquisition of Citibank Chile and deferred taxes effects.

(7)	The total effect due to the elimination adjustments to conform the consolidated financial position data in liabilities is MCh$(191,117). The total effect of IFRS adjustments in liabilities is MCh$(415,114), which mainly stems from providing for minimum dividends and differing allowances for loan losses.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

6.	Cash and Cash Equivalents:

(a)	Details of cash and cash equivalents and its reconciliation to the statement of cash flows at each period are as follows:

	2012 MCh$	2013 MCh$
Cash and due from banks:
Cash	400,249	485,537
Current account with the Central Bank	67,833	71,787
Deposits in other domestic banks	15,295	15,588
Deposits abroad	201,548	300,396

Subtotal – Cash and due from banks	684,925	873,308

Transactions in the course of collection	237,393	248,128
Highly liquid financial instruments (shown in other assets)	33,042	66,213
Repurchase agreements	9,120	59,089

Total cash and cash equivalents	964,480	1,246,738

Amounts in cash and Central Bank deposits are regulatory reserve deposits for which the Bank must maintain a certain monthly average.

(b)	Transactions in the course of collection

Transactions in the course of collection are transactions for which the only remaining step is settlement, which will increase or decrease the funds in the Central Bank or in foreign banks, normally occurring within 24 to 48 business hours and are detailed as follows:

	2012 MCh$	2013 MCh$
Assets
Documents drawn on other banks (clearing)	249,019	232,698
Funds receivable	61,058	67,328

Total transactions in the course of collection	310,077	300,026

Liabilities
Funds payable	(72,684)	(51,898)

Total transactions in the course of payment	(72,684)	(51,898)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

7.	Financial Assets Held-for-Trading:

The details of financial instruments classified as held-for-trading are as follows:

	2012 MCh$	2013 MCh$
Instruments issued by the Chilean Government and Central Bank:
Central Bank bonds	25,585	34,407
Central Bank promissory notes	3,068	2,995
Other instruments issued by the Chilean Government and Central Bank	43,726	27,535

Other instruments issued in Chile
Mortgage bonds from domestic banks	22	14
Bonds from domestic banks	—	1,926
Deposits in domestic banks	87,093	255,582
Bonds issued by chilean companies	—	3,427
Other instruments issued in Chile	188	1,035
Instruments issued by foreign institutions
Other instruments issued abroad	—	—

Total	159,682	326,921

Instruments issued by the Chilean Government and Central Bank include instruments sold under agreements to repurchase to customers and financial institutions, for the period 2013 there was no balance for this concept (not balance in 2012).

“Other instruments issued in Chile” include instruments sold under repurchase agreements with customers and financial instruments amounting to MCh$227,453 as of December 31, 2013 (MCh$86,863 in 2012).

Repurchase agreements have an average expiration of 14 days as of December 31, 2013 (11 days in 2012).

Additionally, the Bank holds financial investments in mortgage finance bonds issued by itself in the amount of MCh$41,313 as of December 31, 2013 (MCh$51,154 in 2012), which are presented as a reduction of the liability line item “Debt issued.”

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

8.	Cash collateral on securities and reverse repurchase agreements:

(a)	The Bank provides financing to its customers through “Receivables from Repurchase Agreements and Security Borrowing”, in which the financial instrument serves as collateral. As of December 31, 2012 and 2013, the Bank has the following receivables resulting from such transactions:

	Up to 1 month		Over 1 month and up to 3 month		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total
	2012 MCh$	2013 MCh$	2012 MCh$	2013 MCh$	2012 MCh$	2013 MCh$	2012 MCh$	2013 MCh$	2012 MCh$	2013 MCh$	2012 MCh$	2013 MCh$	2012 MCh$	2013 MCh$
Instruments issued by the Chilean Governments and Central Bank
Central Bank bonds	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments issued by the Chilean Government and Central Bank	582	—	—	—	—	—	—	—	—	—	—	—	582	—

Other Instruments Issued in Chile
Bonds from domestic banks	—	8,443	—	—	—	—	—	—	—	—	—	—	—	8,443
Deposits in domestic banks	—	46,084	—	—	—	—	—	—	—	—	—	—	—	46,084
Other instruments issued in Chile	7,756	3,902	855	12,250	25,907	11,743	—	—	—	—	—	—	34,518	27,895

Total	8,338	58,429	855	12,250	25,907	11,743	—	—	—	—	—	—	35,100	82,422

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

8.	Cash collateral on securities and reverse repurchase agreements, continued:

(b)	The Bank obtains financing by selling financial instruments and committing to repurchase them at future dates, plus interest at a prefixed rate. As of December 31, 2012 and 2013, the Bank has the following payables resulting from such transactions:

	Up to 1 month		Over 1 month and up to 3 month		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total
	2012 MCh$	2013 MCh$	2012 MCh$	2013 MCh$	2012 MCh$	2013 MCh$	2012 MCh$	2013 MCh$	2012 MCh$	2013 MCh$	2012 MCh$	2013 MCh$	2012 MCh$	2013 MCh$
Instruments issued by the Chilean Governments and Central Bank
Central Bank bonds	—	16,831	—	—	—	—	—	—	—	—	—	—	—	16,831
Central Bank promissory notes	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments issued by the Chilean Government and Central Bank	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Other Instruments Issued in Chile
Deposit promissory notes from domestic banks	219,526	232,512	1,603	7,217	—	—	—	—	—	—	—	—	221,129	239,729
Bonds from other Chilean companies	5,267	206	—	—	—	—	—	—	—	—	—	—	5,267	206

Total	224,793	249,549	1,603	7,217	—	—	—	—	—	—	—	—	226,396	256,766

(c)	Securities given (sales):

The carrying amount of securities lent and of “Payables from Repurchase Agreements and Security Lending” at December 31, 2013 is Ch$255,302 million (Ch$266,395 million in 2012). The counterparty is allowed to sell or repledge those securities in the absence of default by the Bank.

(d)	Securities received (purchases):

As part of reverse repurchase and securities borrowing agreements the Bank has received securities that it is allowed to sell or repledge in the absence of default by the owner. At December 31, 2013 the Bank held securities with a fair value of Ch$81,830 million (Ch$34,865 million in 2012) on such terms. The Bank has an obligation to return the securities to its counterparties.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

9.	Derivative Instruments and Accounting Hedges:

(a)	As of December 31, 2012 and 2013, the Bank’s portfolio of derivative instruments is detailed as follows:

	As of December 31, 2012
	Notional amount contract MCh$	Fair value
		Asset MCh$	Liability MCh$
Derivatives held for hedging of fair value
Cross currency swap	147,572	—	10,332
Interest rate swap	161,747	—	21,311

Total derivatives held for hedging purposes	309,319	—	31,643

Derivatives held as cash flow hedges
Interest rate swap and cross currency swap	300,239	22	2,055

Total Derivatives held as cash flow hedges	300,239	22	2,055

Derivatives held-for-trading purposes
Currency forward	10,211,593	66,752	81,790
Cross currency swap	4,769,597	177,403	166,182
Interest rate swap	11,253,780	81,093	97,870
Call currency options	102,725	472	395
Put currency options	67,277	341	387
Others	—	—	—

Total derivatives held-for-trading purposes	26,404,972	326,061	346,624

Total	27,014,530	326,083	380,322

	As of December 31, 2013
	Notional amount contract MCh$	Fair value
		Asset MCh$	Liability MCh$
Derivatives held for hedging of fair value
Cross currency swap	128,934	—	14,012
Interest rate swap	164,526	714	11,312

Total derivatives held for hedging purposes	293,460	714	25,324
Derivatives held as cash flow hedges
Interest rate swap and cross currency swap	882,844	37,971	6,681

Total Derivatives held as cash flow hedges	882,844	37,971	6,681
Derivatives held-for-trading purposes
Currency forward	9,199,390	41,672	46,374
Cross currency swap	5,682,018	193,455	243,979
Interest rate swap	16,397,220	97,974	99,488
Call currency options	196,981	2,301	3,559
Put currency options	113,491	600	705
Others	—	—	—

Total derivatives held-for-trading purposes	31,589,100	336,002	394,105

Total	32,765,404	374,687	426,110

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

9.	Derivative Instruments and Accounting Hedges, continued:

According to the adoption of IFRS 13, the Bank has made a modification to the derivatives valuation model in order to include of the Bank’s own credit risk, commonly referred as “Debit Value Adjustment” (DVA) in the valuation of derivatives. As result of this valuation model change, the Bank has recorded a gain of MCh$19,089, during the period ended December 31, 2013. As required by IFRS 13, this change was applied prospectively since January 1, 2013.

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

Below is a detail of the hedged elements and hedge instruments under fair value hedges as of December 31, 2012 and 2013:

	As of December 31,
	2012 MCh$	2013 MCh$
Notional Amounts
Hedged element
Commercial loans	147,572	128,934
Corporate bonds	161,747	164,526
Hedge instrument
Cross currency swap	147,572	128,934
Interest rate swap	161,747	164,526

Losses for hedge ineffectiveness are recognized in income statement in an amount of MCh$89 (see note 31) in the item “Net financial operating income”.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

9.	Derivative Instruments and Accounting Hedges, continued:

(c)	Cash flow Hedges:

(c.1)	The Bank uses cross currency swaps to hedge the risk from variability of cash flows attributable to changes in the interest rates of bonds and foreign exchange of bonds issued abroad in Mexican pesos, Hong Kong dollars, Peruvian nuevo sol, Swiss franc, Japanese yen to fix rate and foreign banks obligations. The cash flows of the cross currency swaps equal the cash flows of the hedged items, which modify uncertain cash flows to known cash flows derived from a fixed interest rate.

Additionally, these cross currency swap contracts used to hedge the risk from variability of the Unidad de Fomento (CLF) in assets flows denominated in CLF until a nominal amount equal to the portion notional of the hedging instrument CLF, whose readjustment daily impact the item “interest revenue” of the financial statements.

(c.2)	Below are the cash flows of bonds issued abroad, the objects of these hedges and the cash flows of the asset part of the derivative:

	2012
	Up to 1 month MCh$	Over 1 month and up to 3 months MCh$	Over 3 months and up to 12 months MCh$	Over 1 year and up to 3 years MCh$	Over 3 years and up to 5 years MCh$	Over 5 years MCh$	Total MCh$
Hedge item
Outflows:
Corporate Bond MXN	(235)	(470)	(2,348)	(58,199)	—	—	(61,252)
Corporate Bond HKD	—	—	(3,149)	(6,309)	(6,332)	(110,408)	(126,198)
Corporate Bond PEN	—	—	(1,138)	(2,276)	(16,358)	—	(19,772)

Hedge instruments
Inflows:
Cross Currency Swap MXN	235	470	2,348	58,199	—	—	61,252
Cross Currency Swap HKD	—	—	3,149	6,309	6,332	110,408	126,198
Cross Currency Swap PEN	—	—	1,138	2,276	16,358	—	19,772

Net cash flow	—	—	—	—	—	—	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

9.	Derivative Instruments and Accounting Hedges, continued:

(c)	Cash flow Hedges, continued:

	2013
	Up to 1 month MCh$	Over 1 month and up to 3 months MCh$	Over 3 months and up to 12 months MCh$	Over 1 year and up to 3 years MCh$	Over 3 years and up to 5 years MCh$	Over 5 years MCh$	Total MCh$
Hedge item
Outflows:
Corporate Bond MXN	(206)	(619)	(62,275)	—	—	—	(63,100)
Corporate Bond HKD	—	—	(7,011)	(14,022)	(14,009)	(240,224)	(275,266)
Corporate Bond PEN	—	—	(578)	(1,154)	(14,690)	—	(16,422)
Corporate Bond CHF	(216)	—	(4,720)	(143,070)	(229,701)	(105,325)	(483,032)
Obligation USD	(273)	(82)	(1,064)	(135,478)	—	—	(136,897)
Corporate Bond JPY	—	(76)	(560)	(56,964)	(598)	(29,173)	(87,371)

Hedge instruments
Inflows:
Cross Currency Swap MXN	206	619	62,275	—	—	—	63,100
Cross Currency Swap HKD	—	—	7,011	14,022	14,009	240,224	275,266
Cross Currency Swap PEN	—	—	578	1,154	14,690	—	16,422
Cross Currency Swap CHF	216	—	4,720	143,070	229,701	105,325	483,032
Cross Currency Swap USD	273	82	1,064	135,478	—	—	136,897
Cross Currency Swap JPY	—	76	560	56,964	598	29,173	87,371

Net cash flow	—	—	—	—	—	—	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

9.	Derivative Instruments and Accounting Hedges, continued:

(c)	Cash flow Hedges, continued:

(c.2)	Below are the cash flows of the underlying assets portfolio and the cash flow of the liability part of the derivatives:

	2012
	Up to 1 month MCh$	Over 1 month and up to 3 months MCh$	Over 3 months and up to 12 months MCh$	Over 1 year and up to 3 years MCh$	Over 3 years and up to 5 years MCh$	Over 5 years MCh$	Total MCh$
Hedge ítem
Inflows:
Cash flow in CLF	—	—	4,496	66,537	20,317	106,869	198,219

Instrumento de cobertura
Outflows:
Cross Currency Swap CLF	—	—	(1,644)	(60,173)	—	—	(61,817)
Cross Currency Swap CLF	—	—	(2,411)	(5,482)	(5,498)	(106,869)	(120,260)
Cross Currency Swap CLF	—	—	(441)	(882)	(14,819)	—	(16,142)

Net cash flow	—	—	—	—	—	—	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

9.	Derivative Instruments and Accounting Hedges, continued:

(c)	Cash flow Hedges, continued:

	2013
	Up to 1 month MCh$	Over 1 month and up to 3 months MCh$	Over 3 months and up to 12 months MCh$	Over 1 year and up to 3 years MCh$	Over 3 years and up to 5 years MCh$	Over 5 years MCh$	Total MCh$
Hedge ítem
Inflows:
Cash flow in CLF	2,751	233	82,888	359,407	237,627	351,724	1,034,630

Hedge instruments
Outflows:
Cross Currency Swap MXN	—	—	(61,400)	—	—	—	(61,400)
Cross Currency Swap HKD	—	—	(5,791)	(11,617)	(11,562)	(217,999)	(246,969)
Cross Currency Swap PEN	—	—	(450)	(898)	(14,673)	—	(16,021)
Cross Currency Swap JPY	—	(233)	(2,099)	(63,679)	(1,846)	(30,920)	(98,777)
Cross Currency Swap USD	—	—	(3,314)	(133,094)	—	—	(136,408)
Cross Currency Swap CHF	(2,751)	—	(9,834)	(150,119)	(209,546)	(102,805)	(475,055)

Net cash flow	—	—	—	—	—	—	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

9.	Derivative Instruments and Accounting Hedges, continued:

With respect to CLF assets hedged, these are revalued monthly according to the variation of the UF, which is equivalent to monthly reinvestment of the assets until maturity of the relationship hedging.

(c.3)	The accumulated amount of unrealized gain was an charge to equity for an amount of Ch$18,069 million (credit to equity for Ch$1,777 million in 2012) generated from hedging instruments, which has been recorded in equity. The net effect of deferred tax was a charge to equity for Ch$14,455 millions in 2013 (credit to equity for Ch$1,429 millions in 2012)

The accumulated balance for this concept net of deferred tax as of December 31, 2013 corresponds to a credit of equity amounted Ch$13,421 million (credit to equity amounted Ch$1,034 million in 2012)

(c.4)	The net effect in income of derivatives cash flow hedges amount to Ch$51,795 million in 2013 (charge to income for Ch$2,318 millions en 2012).

(c.5)	As of December 31, 2013 and 2012, it not exist inefficiency in cash flow hedge, because both, hedge item and hedge instruments are mirror one of other, it means that all variation of value attributable to rate and revaluation components are netted almost totally.

(c.6)	As of December 31, 2013 and 2012, the Bank has not hedges of net investments in foreign business

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

10.	Loans and Advance to Banks, net:

(a)	As of December 31, 2012 and 2013, these amounts are detailed as follows:

	2012 MCh$	2013 MCh$
Domestic Banks
Interbank loans	14,309	100,012
Other credits with domestic banks	—	—
Provisions for loans to domestic banks	(5)	(36)

Subtotal	14,304	99,976

Foreign Banks
Loans to foreign banks	146,980	252,697
Credits with third countries	14,509	97,194
Chilean export trade banks	67,787	12,864
Provisions for loans to foreign banks	(954)	(1,256)

Subtotal	228,322	361,499

Central Bank of Chile
Unavailable Central Bank deposits	1,100,000	600,000
Other Central Bank credits	696	581

Subtotal	1,100,696	600,581

Total	1,343,322	1,062,056

(b)	Provisions for loans to banks are detailed below:

	Bank’s Location
Detail	Chile MCh$	Abroad MCh$	Total MCh$
Balance as of January 1, 2011	—	610	610
Charge-offs	5	391	396
Provisions established	—	—	—
Provisions released	—	—	—

Balance as of December 31, 2011	5	1,001	1,006

Charge-offs	—	—	—
Provisions established	—	—	—
Provisions released	—	(47)	(47)
Impairment	—	—	—

Balance as of December 31, 2012	5	954	959

Charge-offs
Provisions established	—	—	—
Provisions released	31	302	333

Balance as of December 31, 2013	36	1,256	1,292

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

11.	Loans to Customers, net:

(a)	Loans to Customers:

As of December 31, 2011, 2012 and 2013, the composition of our portfolio of loans is the following:

	As of December 31, 2011
	Assets before Allowances				Allowances established
	Normal Portfolio MCh$	Substandard Portfolio MCh$	Non-Complying Portfolio MCh$	Total MCh$	Individual Provision MCh$	Group Provision MCh$	MCh$	Net assets MCh$
Commercial loans
Commercial loans	7,631,863	35,934	204,749	7,872,546	(63,846)	(57,420)	(121,266)	7,751,280
Foreign trade loans	1,435,038	7,379	66,730	1,509,147	(58,458)	(504)	(58,962)	1,450,185
Current account debtors	211,276	1,451	1,752	214,479	(2,178)	(2,074)	(4,252)	210,227
Factoring transactions	588,958	—	140	589,098	(4,499)	(613)	(5,112)	583,986
Commercial lease transactions (1)	965,845	9,209	21,512	996,566	(9,275)	(7,105)	(16,380)	980,186
Other loans and accounts receivable	27,367	66	4,174	31,607	(372)	(1,905)	(2,277)	29,330

Subtotal	10,860,347	54,039	299,057	11,213,443	(138,628)	(69,621)	(208,249)	11,005,194

Mortgage loans
Mortgage bonds (2)	123,797	—	10,580	134,377	—	(871)	(871)	133,506
Transferable mortgage loans	169,424	—	5,834	175,258	—	(881)	(881)	174,377
Other residential real estate mortgage loans	3,250,235	—	47,096	3,297,331	—	(14,151)	(14,151)	3,283,180
Credits from ANAP	—	—	—	—	—	—	—	—
Other loans and accounts receivable	64	—	404	468	—	(1)	(1)	467

Subtotal	3,543,520	—	63,914	3,607,434	—	(15,904)	(15,904)	3,591,530

Consumer loans
Consumer loans in installments	1,661,799	—	101,302	1,763,101	—	(110,190)	(110,190)	1,652,911
Current account debtors	223,871	—	9,101	232,972	—	(5,806)	(5,806)	227,166
Credit card debtors	553,574	—	15,716	569,290	—	(22,570)	(22,570)	546,720
Other loans and accounts receivable	251	—	6	257	—	(22)	(22)	235

Subtotal	2,439,495	—	126,125	2,565,620	—	(138,588)	(138,588)	2,427,032

Total	16,843,362	54,039	489,096	17,386,497	(138,628)	(224,113)	(362,741)	17,023,756

(1)	In this item, the Bank finances its customers’ purchases of assets, including real estate and other personal property, through finance lease agreements. As of December 31, 2011, MCh$395,600 corresponds to finance leases for real estate and MCh$600,966 corresponds to finance leases for other assets.
(2)	For mortgage bonds that finance residential mortgage loans, the Bank is solely responsible for the payment of that obligation to the mortgage bond holders, regardless of the payment behavior of the residential mortgage borrower. Accordingly, none of our residential mortgage loans serves as a guarantee or collateral for our mortgage bonds.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

11.	Loans to Customers, net, continued:

(a)	Loans to Customers, continued:

	As of December 31, 2012
	Assets before Allowances				Allowances established
	Normal Portfolio MCh$	Substandard Portfolio MCh$	Non-Complying Portfolio MCh$	Total MCh$	Individual Provision MCh$	Group Provision MCh$	MCh$	Net assets MCh$
Commercial loans
Commercial loans	8,185,070	112,509	247,381	8,544,960	(53,952)	(67,746)	(121,698)	8,423,262
Foreign trade loans	1,134,137	58,728	48,090	1,240,955	(55,216)	(491)	(55,707)	1,185,248
Current account debtors	181,709	5,266	2,424	189,399	(2,418)	(2,504)	(4,922)	184,477
Factoring transactions	596,916	1,291	7,930	606,137	(9,535)	(556)	(10,091)	596,046
Commercial lease transactions (1)	1,061,740	26,317	25,215	1,113,272	(3,528)	(9,136)	(12,664)	1,100,608
Other loans and accounts receivable	36,641	260	3,746	40,647	(620)	(1,974)	(2,594)	38,053

Subtotal	11,196,213	204,371	334,786	11,735,370	(125,269)	(82,407)	(207,676)	11,527,694

Mortgage loans
Mortgage bonds (2)	103,169	—	6,046	109,215	—	(724)	(724)	108,491
Transferable mortgage loans	148,216	—	2,990	151,206	—	(527)	(527)	150,679
Other residential real estate mortgage loans	3,897,399	—	40,367	3,937,766	—	(14,829)	(14,829)	3,922,937
Credits from ANAP	27	—	—	27	—	—	—	27
Other loans and accounts receivable	453	—	—	453	—	—	—	453

Subtotal	4,149,264	—	49,403	4,198,667	—	(16,080)	(16,080)	4,182,587

Consumer loans
Consumer loans in installments	1,761,070	—	151,413	1,912,483	—	(124,886)	(124,886)	1,787,597
Current account debtors	235,122	—	9,944	245,066	—	(6,950)	(6,950)	238,116
Credit card debtors	654,976	—	25,010	679,986	—	(31,996)	(31,996)	647,990
Other loans and accounts receivable	183	—	6	189	—	(215)	(215)	(26)

Subtotal	2,651,351	—	186,373	2,837,724	—	(164,047)	(164,047)	2,673,677

Total	17,996,828	204,371	570,562	18,771,761	(125,269)	(262,534)	(387,803)	18,383,958

(1)	In this item, the Bank finances its customers purchases of assets, including real estate and other personal property, through finance lease agreements. As of December 31, 2012, MCh$451,647 corresponds to finance leases for real estate and MCh$661,625 corresponds to finance leases for other assets.
(2)	For mortgage bonds that finance residential mortgage loans, the Bank is solely responsible for the payment of that obligation to the mortgage bond holders, regardless of the payment behavior of the residential mortgage borrower. Accordingly, none of our residential mortgage loans serves as a guarantee or collateral for our mortgage bonds.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

11.	Loans to Customers, net, continued:

(a)	Loans to Customers, continued:

	As of December 31, 2013
	Assets before Allowances				Allowances established
	Normal Portfolio MCh$	Substandard Portfolio MCh$	Non-Complying Portfolio MCh$	Total MCh$	Individual Provision MCh$	Group Provision MCh$	MCh$	Net assets MCh$
Commercial loans
Commercial loans	9,501,587	117,958	271,713	9,891,258	(49,706)	(86,529)	(136,235)	9,755,023
Foreign trade loans	1,027,507	73,090	54,084	1,154,681	(68,272)	(642)	(68,914)	1,085,767
Current account debtors	253,198	3,160	2,931	259,289	(3,031)	(3,332)	(6,363)	252,926
Factoring transactions	520,776	2,538	745	524,059	(9,570)	(822)	(10,392)	513,667
Commercial lease transactions (1)	1,156,350	27,394	26,003	1,209,747	(5,265)	(10,224)	(15,489)	1,194,258
Other loans and accounts receivable	34,621	307	5,011	39,939	(762)	(3,287)	(4,049)	35,890

Subtotal	12,494,039	224,447	360,487	13,078,973	(136,606)	(104,836)	(241,442)	12,837,531

Mortgage loans
Mortgage bonds (2)	81,704	—	5,650	87,354	—	(220)	(220)	87,134
Transferable mortgage loans	120,584	—	2,321	122,905	—	(285)	(285)	122,620
Other residential real estate mortgage loans	4,455,510	—	61,312	4,516,822	—	(17,997)	(17,997)	4,498,825
Credits from ANAP	24	—	—	24	—	—	—	24
Other loans and accounts receivable	5,155	—	47	5,202	—	—	—	5,202

Subtotal	4,662,977	—	69,330	4,732,307	—	(18,502)	(18,502)	4,713,805

Consumer loans
Consumer loans in installments	1,865,945	—	178,010	2,043,955	—	(139,536)	(139,536)	1,904,419
Current account debtors	231,493	—	9,459	240,952	—	(7,844)	(7,844)	233,108
Credit card debtors	758,742	—	25,040	783,782	—	(31,666)	(31,666)	752,116
Other loans and accounts receivable	185	—	616	801	—	(308)	(308)	493

Subtotal	2,856,365	—	213,125	3,069,490	—	(179,354)	(179,354)	2,890,136

Total	20,013,381	224,447	642,942	20,880,770	(136,606)	(302,692)	(439,298)	20,441,472

(1)	In this item, the Bank finances its customers purchases of assets, including real estate and other personal property, through finance lease agreements. As of December 31, 2013, MCh$503,972 corresponds to finance leases for real estate and MCh$705,775 corresponds to finance leases for other assets.
(2)	For mortgage bonds that finance residential mortgage loans, the Bank is solely responsible for the payment of that obligation to the mortgage bond holders, regardless of the payment behavior of the residential mortgage borrower. Accordingly, none of our residential mortgage loans serves as a guarantee or collateral for our mortgage bonds.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

11.	Loans to Customers, net, continued:

(b)	Allowances for loan losses

Movements in allowances for loan losses during 2011, 2012 and 2013 are as follows:

	Allowances
	Individual MCh$	Group MCh$	Total MCh$
Balance as of January 1, 2011	153,481	194,546	348,027
Charge-offs:
Commercial loans	(51,498)	(30,588)	(82,086)
Mortgage loans	—	(2,923)	(2,923)
Consumer loans	—	(92,951)	(92,951)

Total charge-offs	(51,498)	(126,462)	(177,960)
Allowances established	51,160	156,029	207,189
Allowances released	(14,515)	—	(14,515)

Balance as of December 31, 2011	138,628	224,113	362,741

Balance as of January 1, 2012	138,628	224,113	362,741
Charge-offs:
Commercial loans	(9,144)	(34,020)	(43,164)
Mortgage loans	—	(4,253)	(4,253)
Consumer loans	—	(135,316)	(135,316)

Total charge-offs	(9,144)	(173,589)	(182,733)
Allowances established	13,668	212,010	225,678
Allowances released	(17,883)	—	(17,883)

Balance as of December 31, 2012	125,269	262,534	387,803

Balance as of January 1, 2013	125,269	262,534	387,803
Charge-offs:
Commercial loans	(8,648)	(27,381)	(36,029)
Mortgage loans	—	(3,242)	(3,242)
Consumer loans	—	(157,264)	(157,264)

Total charge-offs	(8,648)	(187,887)	(196,535)
Debt exchange	(12,556)	—	(12,556)
Allowances established	34,668	228,045	262,713
Allowances released	(2,127)	—	(2,127)

Balance as of December 31, 2013	136,606	302,692	439,298

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

11.	Loans to Customers, net, continued:

(c)	During 2012 and 2013, the Bank and its subsidiaries presented the following allowance for loan losses associated with impaired loans and with non-impaired loans:

	As of December 31,
	2012 MCh$	2013 MCh$
Individual impaired	76,373	94,806
Group impaired	134,782	163,688

Allowances for impaired loans (*)	211,155	258,494
Provision for not yet identified but incurred impairment	176,648	180,804

Total allowances for loan losses	387,803	439,298

(*)	Includes allowances related to individual and group impaired portfolios. Notes 11(a) and 11(b) include total allowance amounts from impaired and non-impaired portfolios

(d)	Finance Lease Contracts:

The Bank’s scheduled cash flows to be received from finance leasing contracts have the following maturities:

	Total receivable		Unearned income		Net lease receivable (*)
	2012 MCh$	2013 MCh$	2012 MCh$	2013 MCh$	2012 MCh$	2013 MCh$
Due within one year	394,284	435,789	(50,643)	(53,920)	343,641	381,869
Due after 1 year but within 2 years	293,525	314,546	(36,615)	(39,405)	256,910	275,141
Due after 2 years but within 3 years	189,111	197,979	(23,440)	(25,097)	165,671	172,882
Due after 3 years but within 4 years	112,381	121,241	(15,766)	(16,987)	96,615	104,254
Due after 4 years but within 5 years	75,451	78,992	(11,339)	(12,663)	64,112	66,329
Due after 5 years	206,025	232,607	(25,733)	(29,879)	180,292	202,728

Total	1,270,777	1,381,154	(163,536)	(177,951)	1,107,241	1,203,203

(*)	The net balance receivable does not include past-due portfolio totaling MCh$6,031 and MCh$6,544 as of December 31, 2012 and 2013, respectively.

The leasing contracts are related to real estate, industrial machinery, vehicles and computer equipment. The leasing contracts have an average life of between 3 and 8 years.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

11.	Loans to Customers, net, continued:

(e)	Loans by industry sector:

The following table details the Bank’s loan portfolio (before allowances for loans losses) as of December 31, 2012 and 2013 by the customer’s industry sector:

	Location
	Chile		Abroad		Total
	2012 MCh$	2013 MCh$	2012 MCh$	2013 MCh$	2012 MCh$	%	2013 MCh$	%
Commercial loans:
Commerce	2,296,496	2,524,546	28,173	39,677	2,324,669	12.38	2,564,223	12.28
Transportation	1,470,358	1,602,348	—	—	1,470,358	7.83	1,602,348	7.67
Manufacturing	1,380,994	1,365,562	—	—	1,380,994	7.36	1,365,562	6.54
Services	1,310,573	1,240,028	—	—	1,310,573	6.98	1,240,028	5.94
Construction	1,252,546	1,457,770	—	311	1,252,546	6.67	1,458,081	6.98
Financial Services	1,148,094	1,627,844	706,477	415,345	1,854,571	9.88	2,043,189	9.79
Agriculture and livestock	901,300	914,105	—	—	901,300	4.80	914,105	4.38
Electricity, gas and water	328,763	504,088	—	27,885	328,763	1.75	531,973	2.55
Mining	305,386	340,045	67,051	—	372,437	1.98	340,045	1.63
Fishing	233,893	219,173	—	—	233,893	1.25	219,173	1.05
Other	226,999	790,290	84,477	18,750	311,476	1.67	809,040	3.87

Subtotal	10,855,402	12,585,799	886,178	501,968	11,741,580	62.55	13,087,767	62.68

Residential mortgage loans	4,198,667	4,732,307	—	—	4,198,667	22.37	4,732,307	22.66
Consumer loans	2,831,514	3,060,696	—	—	2,831,514	15.08	3,060,696	14.66

Total	17,885,583	20,378,802	886,178	501,968	18,771,761	100.00	20,880,770	100.00

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

12.	Financial Assets Available-for-sale:

As of December 31, 2012 and 2013, investment securities classified as available-for-sale are detailed as follows:

	2012 MCh$	2013 MCh$
Instruments issued by the Chilean Government and Central Bank:
Bonds issued by the Chilean Government and Central Bank	110,569	333,035
Promissory notes issued by the Chilean Government and Central Bank	969	50,415
Other instruments	140,246	202,958

Other instruments issued in Chile:
Equity instruments valued at cost	613	352
Equity instruments valued at fair value	7,263	7,827
Mortgage bonds from domestic banks	85,688	96,933
Bonds from domestic banks	116,100	128,500
Deposits from domestic banks	560,390	617,816
Bonds from other Chilean companies	32,281	13,558
Promissory notes issued by other Chilean companies	—	—
Other instruments	129,693	154,267

Instruments issued by foreign institutions:
Other instruments issued abroad	88,504	76,222

Total	1,272,316	1,681,883

Instruments issued by the Chilean Government and Central Bank include instruments with agreements to repurchase sold to clients and financial institutions, totaling MCh$16,840 as of December 31, 2013 (there were no changes for this item as of December 31, 2012). The agreements to repurchase have an average maturity of 3 days as of December 31, 2013.

Under classification of Other instruments issued in Chile are included securities sold under repurchase agreements to customers and financial institutions for an amount of MCh$109 million (MCh$5,266 million in 2012).

In instruments issued abroad are include mainly bonds banks and shares.

As of December 31, 2013, the portfolio of financial assets available-for-sale includes a net unrealized gain of MCh$36,443 (MCh$24,829 in 2012), recorded in other comprehensive income within equity.

The equity investments values at cost represent shares of exchange houses and servicing companies that the Bank is obliged to hold in order to benefit from these services. There is no active market for these shares and their fair value cannot be measured reliably. However, the difference between cost and fair value is not expected to be significant.

During 2012 and 2013, there was no evidence of impairment of financial assets available-for-sale.

As of December 31, 2012 and 2013, the Bank and its subsidiaries do not hold financial assets held-to-maturity.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

12.	Financial Assets Available-for-sale, continued:

Realized profits and losses are calculated as the proceeds from sales less the cost (specific identification method) of the investments identified as for sale. In addition, any unrealized profit or loss previously recorded in equity for these investments is reversed when recorded in the income statements.

The gross gains (loss) realized in sale of financial assets available-for-sale, as of December 31, 2012 and 2013, is recorded in the item “Net financial operating income” (Note 31).

Gross profits and losses realized and unrealized on the sale of available for sale investments for the periods ended December 31, 2011, 2012 and 2013 are as follows:

	2011 MCh$	2012 MCh$	2013 MCh$

Net gain (loss) on available for sale before income tax (1)	(9,484)	30,127	14,518
Tax (expense) benefit (2)	1,866	(5,994)	(2,904)

Net of tax amount (3)	(7,618)	24,133	11,614

(1)	These amounts do not included realized gain or loss recorded under item “Net financial operating income”. As of December 31, 2011, 2012 and 2013 these amounts are MCh$932, MCh$(1,749) and MCh$(11,751), respectively.
(2)	This amount corresponds to the deferred taxes of the unrealized gain or loss and which are included in Note 17(d).
(3)	This amount corresponds to the unrealized gain or loss, net of deferred tax and which are included in “Consolidated Statement of Changes in Equity”.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

13.	Investments in Other Companies:

(a)	This item includes investments in other companies for an amount of MCh$11,674 and MCh$14,407 as of December 31, 2012 and 2013, respectively, which is detailed as follows:

						Investment
		Ownership Interest		Equity		Book Value		Income (Loss)
Company	Shareholder	2012%	2013%	2012 MCh$	2013 MCh$	2012 MCh$	2013 MCh$	2011 MCh$	2012 MCh$	2013 MCh$
Associates
Administrador Financiero del Transantiago S.A.	Banco de Chile	20.00	20.00	6,076	9,737	1,215	1,948	967	(527)	733
Soc. Operadora de Tarjetas de Crédito Nexus S.A.	Banco de Chile	25.81	25.81	6,412	7,197	1,655	1,858	300	556	289
Redbanc S.A.	Banco de Chile	38.13	38.13	4,109	4,401	1,567	1,678	492	(376)	159
Sociedad Imerc OTC S.A.	Banco de Chile	—	12.49	—	11,411	—	1,425	—	—	(18)
Transbank S.A.	Banco de Chile	26.16	26.16	6,306	5,232	1,649	1,368	313	322	9
Soc. Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A.	Banco de Chile	15.00	15.00	4,337	4,529	651	679	102	112	62
Centro de Compensación Automatizado S.A.	Banco de Chile	33.33	33.33	1,609	1,982	536	661	105	115	125
Sociedad Interbancaria de Depósitos de Valores S.A.	Banco de Chile	26.81	26.81	1,711	1,978	459	530	92	79	102

Subtotal Associates				30,560	46,467	7,732	10,147	2,371	281	1,461

Joint Ventures
Servipag Ltda.	Banco de Chile	50.00	50.00	6,756	7,180	3,378	3,590	611	(321)	213
Artikos Chile S.A.	Banco de Chile	50.00	50.00	1,129	1,341	564	670	72	(428)	106

Subtotal Joint Ventures				7,885	8,521	3,942	4,260	683	(749)	319

Total				38,445	54,988	11,674	14,407	3,054	(468)	1,780

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

13.	Investments in Other Companies, continued:

(b)	The total carrying amount of the Bank’s associates is explained as follows:

	2012 MCh$	2013 MCh$
Associate’s statement of financial position
Current assets	383,155	537,515
Non-current assets	53,946	64,904

Total assets	437,101	602,419

Current liabilities	397,540	550,023
Non-current liabilities	9,001	5,919

Total liabilities	406,541	555,942
Equity	30,560	46,467
Minority interest	—	10

Total liabilities and equity	437,101	602,419

Associate’s revenue and profit
Revenue	2,088	7,279
Profit	1	6,297

Carrying amount of the investment	11,674	14,407

(c)	Joint Ventures

The Bank has a 50% interest in Servipag Ltda. and a 50% interest in Artikos S.A., two jointly controlled entity. Bank’s interest of both entities is accounted for using the equity method in the consolidated financial statements.

Below is summarized financial information of entities controlled jointly:

	Artikos		Servipag
	2012 MCh$	2013 MCh$	2012 MCh$	2013 MCh$
Current assets	442	920	37,416	42,788
Non-current assets	925	734	16,708	16,256

Total Assets	1,367	1,654	54,124	59,044

Current liabilities	238	313	44,137	48,343
Non-current liabilities	—	—	3,231	3,521

Total Liabilities	238	313	47,368	51,864
Equity	1,129	1,341	6,756	7,180

Total Liabilities and Equity	1,367	1,654	54,124	59,044

Revenue	2,451	2,486	36,645	35,371
Operating expenses	(3,027)	(2,270)	(36,404)	(34,042)
Other income (expenses)	(8)	4	(729)	(808)

Profit (loss) before tax	(584)	220	(488)	521
Income tax	(272)	(8)	(154)	(97)

Profit (loss) for the year	(856)	212	(642)	424

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

13.	Investments in Other Companies, continued:

(d)	The reconciliation between opening and ending balance of investments in other companies that are not consolidated in 2011, 2012 and 2013 is detailed as follows:

	2011 MCh$	2012 MCh$	2013 MCh$
Balance as of January 1,	11,072	13,196	11,674
Acquisitions (sales)	—	71	1,440
Participation in net income	3,054	(468)	1,780
Dividends received	(761)	(943)	(956)
Other	(169)	(182)	469

Balance as of December 31,	13,196	11,674	14,407

(e)	As of December 31, 2012 and 2013, no impairment has incurred in these investments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

14.	Intangible Assets:

(a)	Changes in intangible assets during the 2011, 2012 and 2013 periods are as follows:

	Goodwill (1) MCh$	Intangible assets arising from business combinations(2) MCh$	Software or computer programs MCh$	Total MCh$
Gross Balance
Balance as of January 1, 2011	16,714	56,249	84,428	157,391
Acquisitions	—	—	9,597	9,597
Disposals	—	—	(1,903)	(1,903)

Balance as of December 31, 2011	16,714	56,249	92,122	165,085
Acquisitions	—	—	9,116	9,116
Disposals	—	—	(395)	(395)

Balance as of December 31, 2012	16,714	56,249	100,843	173,806
Acquisitions	—	5,137	374	5,511
Disposals	—	(859)	(485)	(1,344)

Balance as of December 31, 2013	16,714	60,527	100,732	177,973

Accumulated Amortization and Impairment
Balance as of January 1, 2011	—	(18,681)	(50,247)	(68,928)
Amortization for the year	—	(6,274)	(9,288)	(15,562)
Impairment loss	—	—	(296)	(296)
Disposals	—	—	727	727

Balance as of December 31, 2011	—	(24,955)	(59,104)	(84,059)
Amortization for the year	—	(5,071)	(9,461)	(14,532)
Impairment loss	—	—	—	—
Disposals	—	—	395	395

Balance as of December 31, 2012	—	(30,026)	(68,170)	(98,196)
Amortization for the year	—	(7,891)	(506)	(8,397)
Impairment loss	—	(28)	—	(28)
Disposals	—	859	12	871

Balance as of December 31, 2013	—	(37,086)	(68,664)	(105,750)

Net balance as of December 31, 2011	16,714	31,294	33,018	81,026

Net balance as of December 31, 2012	16,714	26,223	32,673	75,610

Net balance as of December 31, 2013	16,714	23,441	32,068	72,223

(1)	Goodwill corresponds mainly to business combination with Citibank Chile whose amount is of MCh$12,595 that represents the value of synergies to be generated in the combination process and the acquisition of know-how.
(2)	Intangible assets arising from business combinations include assets with indefinite useful lives acquired in the business combination with Citibank Chile (Brands).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

14.	Intangible Assets, continued:

(b)	Impairment testing of Goodwill

For goodwill impairment purposes, testing is carried out at the level of business segments described above and in Note 5 to financial statements. This methodology is in line with IAS 36, where business segments represent the lowest level within the entity at which the goodwill is monitored for internal management purposes.

Accordingly, for impairment testing purposes, goodwill acquired through business combinations has been allocated to four individual business segments, as follows:

Business Segments	2012 MCh$	2013 MCh$
Retail	5,928	5,928
Wholesale	2,135	2,135
Treasury and money market operations	4,512	4,512
Subsidiaries	4,139	4,139

Total	16,714	16,714

Below are the key assumptions used for determining the value in use for impairment testing purposes:

•

The Bank determines the recoverable amount of its business segments on the basis of value in use and employs a discounted cash flows (“DCF”) valuation model. The DCF model reflects the characteristics of the banking business, the bank’s market position, competition and the regulatory environment. The model determines the present value of the estimated future earnings that are distributed to shareholders, once the respective regulatory capital requirements are met.

•

For purposes of the goodwill impairment testing, the DCF model uses earnings projections for a ten-year period that are discounted to their present value. Estimating future earnings requires judgment based on the bank’s past and current performance as well as expected developments in the industry, related markets and main macro-economic variables. Earnings projections beyond the ten-year period are involved in the terminal value. Real growth rates are considered to be slightly higher than the industry rates within the ten-year period, assuming that a market share of 20% is achieved at year ten. For purposes of business segments valuation, the DCF model considered discount rates of 10%, 11% and 12% as of December 31, 2013.

•

The value in use of every business segment is sensitive to earnings projections, discount rates and, into a much lesser extent, long-term growth rates. Discount rates have been determined based on the capital asset pricing model. Variations in market factors may affect the discount rates calculation.

Based on the above, as of December 31, 2012 and 2013, the Bank determined that there was not any impairment of goodwill.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

14.	Intangible Assets, continued:

(c)	As of December 31, 2012 and 2013, the Bank has made the following commitments to purchase intangible assets, which have not been capitalized:

	Amount of Commitment
	2012 MCh$	2013 MCh$
Software and licences	6,681	9,299

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

15.	Property and Equipment:

(a)	As of December 31, 2012 and 2013, this account and its changes are detailed as follows:

	Land and Buildings MCh$	Equipment MCh$	Other MCh$	Total MCh$
(a.1) Cost, net of accumulated depreciation

Balance as of January 1, 2012	176,266	124,632	137,132	438,030
Additions	337	7,750	9,894	17,981
Disposals/write-downs	(451)	(1,512)	(2,232)	(4,195)
Transfers	—	—	—	—
Accumulated depreciation (see (a.2))	(34,798)	(109,930)	(101,723)	(246,451)
Impairment loss (*) (***)	—	(31)	(164)	(195)
Reclassifications	—	—	19	19

Balance as of December 31, 2012	141,354	20,909	42,926	205,189

Balance as of January 1, 2013	176,152	130,839	144,649	451,640
Additions	62	7,509	4,678	12,249
Disposals/write-downs	(365)	(1,406)	(1,710)	(3,481)
Transfers	—	(218)	218	—
Accumulated depreciation (see (a.2))	(37,543)	(116,079)	(108,698)	(262,320)
Impairment loss (*) (***)	—	(84)	(426)	(510)
Reclassifications	—	—	—	—

Balance as of December 31, 2013	138,306	20,561	38,711	197,578

(a.2) Accumulated Depreciation

Balance as of January 1, 2012	(32,329)	(103,013)	(94,800)	(230,142)
Reclassifications	—	—	(19)	(19)
Depreciation charges in the period (*) (**)	(2,920)	(8,429)	(8,884)	(20,233)
Sales and disposals in the period	451	1,512	1,980	3,943
Transfers	—	—	—	—

Accumulated Depreciation as of December 31, 2012	(34,798)	(109,930)	(101,723)	(246,451)
Reclassifications	—	(19)	19	—
Depreciation charges in the period (*) (**)	(2,873)	(7,716)	(8,310)	(18,899)
Sales and disposals in the period	128	1,586	1,316	3,030
Transfers	—	—	—	—

Accumulated Depreciation as of December 31, 2013	(37,543)	(116,079)	(108,698)	(262,320)

(*)	See Note No. 36 about Depreciation, Amortization and Impairment
(**)	It does not include depreciation of the year of Investment Properties, which it registers under the item “Other assets” for an amount of MCh$381 (MCh$381 in 2012)
(***)	It does not include charge-offs provision of Property and Equipment for an amount of MCh$247 (MCh$153 in 2012)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

15.	Property and Equipment, continued:

(b)	As of December 31, 2012 and 2013, the Bank has operating lease agreements, in which it acts as lessee, that cannot be terminated unilaterally; Information on the future payments is detailed as follows:

	Expenses for the year		Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total
	2012 MCh$	2013 MCh$	2012 MCh$	2013 MCh$	2012 MCh$	2013 MCh$	2012 MCh$	2013 MCh$	2012 MCh$	2013 MCh$	2012 MCh$	2013 MCh$	2012 MCh$	2013 MCh$	2012 MCh$	2013 MCh$
Lease agreements	28,036	28,876	2,274	2,320	4,561	4,633	19,219	19,833	37,094	37,497	27,066	26,517	49,523	48,815	139,737	139,615

As these lease agreements are operating leases under IAS 17 the leased assets are not presented in the Bank’s statement of financial position.

The Bank has entered into commercial leases of real estate. These leases have an average life of 10 years. There are no restrictions placed upon the lessee by entering into the lease.

(c)	As of December 31, 2012 and 2013, the Bank does not have any finance lease agreements as lessee and, therefore, there are no property and equipment balances to be reported from such transactions as of December 31, 2012 and 2013.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

16.	Investment Properties:

	2011 MCh$	2012 MCh$	2013 MCh$
Net Balance as of January 1,	17,459	17,079	16,698
Additions resulting from business combinations	—	—	—
Disposals	—	—	—
Depreciation charges in the period	(380)	(381)	(381)
Impairment	—	—	—

Net Balance as of December 31,	17,079	16,698	16,317

Estimated useful lives applied by the Bank are presented in Note 2(o) on Property and equipment.

As of December 31, 2013, the fair value of the investment properties held by the Bank is MCh$57,222 million (MCh$57,193 million as of December 31, 2012).

In 2013, the Bank earned income of MCh$5,245 million (Ch$5,198 million in 2012) renting out their investment properties. In the same period the Bank incurred corresponding expenses of MCh$2,427 and MCh$2,205 per year in 2012 and 2013.

17.	Current Taxes and Deferred Taxes:

(a)	Current Tax:

As of each year end, the Bank and its subsidiaries have established a First Category Income Tax Provision of MCh$23,189 and MCh$7,131 as of December 31, 2012 and 2013, determined in accordance with current tax laws. The net tax to be paid or recovered is detailed as follows:

	2012 MCh$	2013 MCh$

Income taxes, 20% rate	61,876	85,336
Sole first category tax	—	23
Tax on non-deductible expenses (tax rate 35%)	3,860	1,885
Less:
Monthly prepaid taxes (PPM)	(41,960)	(73,694)
Credit for training expenses	(1,545)	(1,714)
Other	958	(4,705)

Total	23,189	7,131

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

17.	Current Taxes and Deferred Taxes, continued:

(b)	Income Tax:

The Bank’s tax expense recorded for the years ended December 31, 2011, 2012 and 2013 is detailed as follows:

	2011 MCh$	2012 MCh$	2013 MCh$
Income tax expense:
Current year taxes	(64,590)	(61,876)	(88,714)
Tax from previous period	1,203	1,147	433

Subtotal	(63,387)	(60,729)	(88,281)

Credit (charge) for deferred taxes:
Origin and reversal of temporary differences	5,433	(7,034)	3,231
Effect of changes in tax rate	(5,042)	9,029	—

Subtotal	391	1,995	3,231
Non deductible expenses (Art. 21 Income Tax Law)	(1,701)	(3,860)	(1,885)
Other	(734)	(1,334)	(2,150)

Net charge to income for income taxes	(65,431)	(63,928)	(89,085)

Tax Rate	20.00%	20.00%	20.00%

(c)	Reconciliation of effective tax rate:

The following table reconciles the income tax rate to the effective rate applied to determine the Bank’s income tax expense as of December 31, 2011, 2012 and 2013:

	2011		2012		2013
	Tax rate %	MCh$	Tax rate %	MCh$	Tax rate %	MCh$
Income tax calculated on net income before tax	20.00	100,715	20.00	108,762	20.00	127,856
Additions or deductions(1)	(7.33)	(36,929)	(6.81)	(37,056)	(6.36)	(40,653)
Non-deductible expenses tax	0.34	1,701	0.71	3,860	0.29	1,885
Tax from previous years	(0.24)	(1,203)	(0.21)	(1,147)	(0.07)	(432)
Effect of changes in tax rate (*)	1.00	5,042	(1.66)	(9,029)	—	—
Lease deferred tax adjustment	—	—	0.54	2,942	—	—
Other	(0.77)	(3,895)	(0.82)	(4,404)	0.07	429

Effective rate and income tax expense	13.00	65,431	11.75	63,928	13.93	89,085

(*)	According to the Law No. 20,630 issued on September 27th, 2012 the tax rates for the first category are permanently changed to 20.00%.

(1)

The deductions of the tax rate for 2011, 2012 and 2013 mainly relate to specific adjustments from tax-exempt distribution of income to SAOS of 32.89% in 2011, 31.81% in 2012 and 30.69% in 2013 of the Bank’s profits as well as adjustments relating to its subsidiaries.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

17.	Current Taxes and Deferred Taxes, continued:

(d)	Effect of deferred taxes on income and equity:

During 2013, the Bank has recorded the effects of deferred taxes in accordance with IAS 12.

The effects of deferred taxes on assets, liabilities and income accounts are detailed as follows:

	Balance as of December 31, 2010 MCh$	Effect		Balance as of December 31, 2011 MCh$	Effect		Unrecognized temporary differences MCh$	Balance as of December 31, 2012 MCh$	Effect		Balance as of December 31, 2013 MCh$
		Income MCh$	Equity MCh$		Income MCh$	Equity MCh$			Income MCh$	Equity MCh$

Debit differences:
Allowances for loan losses	63,303	(2,565)	—	60,738	14,581	—	—	75,319	5,012	—	80,331
Obligations with agreements to repurchase	(240)	997	—	757	(1,736)	—	—	(979)	216	—	(763)
Personnel provisions	4,681	532	—	5,213	1,162	—	—	6,375	(345)	—	6,030
Staff vacations	3,596	41	—	3,637	421	—	—	4,058	321	—	4,379
Accrued interest and indexation adjustments from past due loans	1,466	107	—	1,573	550	—	—	2,123	290	—	2,413
Staff severance indeminities provision	1,118	61	—	1,179	665	—	—	1,844	(22)	33	1,855
Provisions of credit card expenses	2,597	1,729	—	4,326	368	—	—	4,694	1,799	—	6,493
Provisions of accrued expenses	3,538	1,148	—	4,686	2,696	—	—	7,382	349	—	7,731
Other adjustments	2,970	(7,324)	—	(4,354)	(470)	—	119	(4,705)	4,268	—	(437)

Total debit differences	83,029	(5,274)	—	77,755	18,237	—	119	96,111	11,888	33	108,032

Credit differences:
Investments with agreement to repurchase	872	1,239	—	2,111	(1,986)	—	—	125	—	—	125
Depreciation of property and equipment and investment properties	15,630	(1,434)	—	14,196	1,227	—	—	15,423	(987)	—	14,436
Deferred taxes, modification of accounting method in equity	—	—	—	—	—	—	—	—	—	—	—
Adjustment for valuation financial assets available-for-sale	1,493	—	(1,866)	(373)	—	5,994	—	5,621	—	2,644	8,265
Hedge cash adjustment	—	—	(90)	(90)	—	349	—	259	—	—	259
Leasing equipment	(8,894)	(3,426)	—	(12,320)	16,038	—	—	3,718	3,688	—	7,406
Transitory assets	1,669	1,011	—	2,680	924	—	—	3,604	290	—	3,894
Derivative instruments adjustments	1,319	(1,614)	—	(295)	(1,505)	—	—	(1,800)	4,248	—	2,448
Assets received in lieu of payments	1,203	(495)	—	708	578	—	—	1,286	—	—	1,286
Accrued interest to effective rate	—	1,058	—	1,058	(17)	—	—	1,041	—	—	1,041
Intangible assets amortization	6,516	71	—	6,587	(961)	—	—	5,626	248	—	5,874
Other adjustments	5,543	(2,075)	—	3,468	1,944	—	(5)	5,407	1,170	—	6,577

Total credit differences	25,351	(5,665)	(1,956)	17,730	16,242	6,343	(5)	40,310	8,657	2,644	51,611

Total Assets (Liabilities) net	57,678	391	1,956	60,025	1,995	(6,343)	124	55,801	3,231	(2,611)	56,421

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

18.	Other Assets:

As of December 31, 2012 and 2013, other assets are detailed as follows:

	2012 MCh$	2013 MCh$

Documents intermediated (*)	89,800	74,366
Assets held for leasing (**)	74,986	74,723
Mutual funds	33,042	66,213
Cash deposit guarantee	25,984	60,309
Other accounts and notes receivable	20,001	8,682
Assets received or awarded as payment (***):
Assets received in lieu of payment	16,391	19,032
Provisions for assets received in lieu of payment	(40)	(46)
Transactions in progress (****)	8,676	1,803
Commissions receivable	6,392	7,784
Recoverable income taxes	7,695	6,048
Prepaid expenses	3,476	6,589
Rental guarantees	1,386	1,456
Recovered leased assets for sale	777	5,463
Accounts receivable for sale of assets received in lieu of payment	423	1,286
Other	28,776	40,279

Total	317,765	373,987

(*)	Documents intermediated refers to securities lending agreements managed by the Bank’s subsidiary Banchile Corredores de Bolsa S.A.
(**)	These correspond to property and equipment to be given under a finance lease.
(***)	Assets received in lieu of payment are valued at fair value, which is calculated considering the lesser between appraised value and value of award, less cost of sell.
(****)	Transactions in progress includes transactions in the normal course of operations of the Bank, which for different reasons could not be input into their final accounts (salary advances for personnel, pending transactions cash, etc.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

19.	Current Accounts and Other Demand Deposits:

As of December 31, 2012 and 2013, current accounts and other demand deposits are detailed as follows:

	2012 MCh$	2013 MCh$
Current accounts	4,495,134	5,018,155
Other demand deposits	599,320	593,444
Other demand deposits and accounts	376,517	372,733

Total	5,470,971	5,984,332

20.	Saving Accounts and Time Deposits:

As of December 31, 2012 and 2013, saving accounts and time deposits are detailed as follows:

	2012 MCh$	2013 MCh$
Time deposits	9,370,063	10,151,612
Term saving accounts	179,465	178,012
Other term balances payable	63,422	73,101

Total	9,612,950	10,402,725

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

21.	Borrowings from Financial Institutions:

As of December 31, 2012 and 2013, borrowings from financial institutions are detailed as follows:

	2012 MCh$	2013 MCh$
Domestic banks
Interbank loans	—	—
Current account overdrafts	—	—

Subtotal	—	—

Foreign banks
Foreign trade financing
Chilean export financing	882,920	685,255
Chilean import financing	28,906	22,784
Obligations for transactions between other countries	—	94,327
Borrowings and other obligations
Short-term borrowings	—	—
Current account overdrafts	28,328	55,440
Long-term borrowings	168,509	131,649

Subtotal	1,108,663	989,455

Chilean Central Bank
Borrowings and other obligations	—	—
Debt reprogramming credit lines	18	10

Subtotal	18	10

Total	1,108,681	989,465

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

22.	Debt Issued:

As of December 31, 2012 and 2013, Debt issued is detailed as follows:

	2012 MCh$	2013 MCh$
Mortgage bonds	115,196	86,491
Bonds	2,412,233	3,533,462
Subordinated bonds	746,504	747,007

Total	3,273,933	4,366,960

During the period ended as of December 31, 2013, Banco de Chile issued bonds by an amount of MCh$1,607,265, of which corresponds to bonds, commercial papers and subordinated bonds in amounts of MCh$1,093,749, MCh$509,920 and MCh$3,596 respectively, according to the following details:

Bonds

Series	MCh$	Term (years)	Interest rate	Currency	Issued date	Maturity date
BCHIUR1011	22,114	12	3.40	UF	01/08/2013	01/08/2025
BCHIUR1011	8,521	12	3.40	UF	01/09/2013	01/09/2025
BCHIUJ0811	1,572	8	3.20	UF	01/29/2013	01/29/2021
BCHIUZ1011	89,313	7	3.20	UF	01/31/2013	01/31/2020
BCHIAC1011	45,456	15	3.50	UF	02/28/2013	02/28/2028
BCHIAC1011	34,185	15	3.50	UF	03/26/2013	03/26/2028
BCHIUN1011	72,022	7	3.20	UF	04/08/2013	04/08/2020
BCHIUU0212	68,379	12	3.40	UF	08/29/2013	08/29/2025
BCHIAU0213	69,746	12	3.60	UF	09/11/2013	09/11/2025
BCHIAG0213	46,585	5	3.40	UF	09/13/2013	09/13/2018
BCHIAV0613	47,283	12	3.60	UF	10/16/2013	09/13/2025
BONO HKD	43,066	10	3.23	HKD	04/22/2013	04/24/2023
BONO HKD	45,133	15	4.25	HKD	10/08/2013	10/16/2028
BONO CHF	100,371	5	1.13	CHF	04/26/2013	05/23/2018
BONO CHF	25,019	5	1.13	CHF	05/07/2013	05/23/2018
BONO CHF	122,380	3	0.60	CHF	06/11/2013	07/18/2016
BONO CHF	66,164	4	1.13	CHF	06/28/2013	05/23/2017
BONO CHF	98,555	6	1.50	CHF	11/07/2013	12/03/2019
BONO JPY	57,716	3	0.74	JPY	11/25/2013	11/25/2016
BONO JPY	30,169	6	1.03	JPY	12/05/2013	03/18/2019

Total 2013	1,093,749

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

22.	Debt Issued, continued:

Commercial Papers

Counterparty	MCh$	Interest rate %	Currency	Issue date	Maturity date
WELLS FARGO BANK	18,849	0.38	USD	01/07/2013	04/05/2013
WELLS FARGO BANK	4,712	0.38	USD	01/07/2013	04/05/2013
GOLDMAN SACHS	4,712	0.36	USD	01/07/2013	04/08/2013
WELLS FARGO BANK	9,427	0.38	USD	01/09/2013	04/08/2013
CITIBANK N.A.	28,503	0.35	USD	01/15/2013	04/22/2013
MERRYL LYNCH	14,130	0.33	USD	01/22/2013	04/22/2013
WELLS FARGO BANK	23,543	0.33	USD	02/14/2013	05/15/2013
JP.MORGAN CHASE	9,417	0.33	USD	02/14/2013	05/15/2013
CITIBANK N.A.	9,417	0.33	USD	02/14/2013	05/15/2013
GOLDMAN SACHS	9,417	0.32	USD	02/14/2013	05/15/2013
GOLDMAN SACHS	28,304	0.32	USD	03/15/2013	06/14/2013
CITIBANK N.A.	9,199	0.32	USD	03/15/2013	06/14/2013
CITIBANK N.A.	9,444	0.32	USD	04/02/2013	06/28/2013
GOLDMAN SACHS	9,444	0.33	USD	04/02/2013	07/02/2013
JP.MORGAN CHASE	9,444	0.33	USD	04/02/2013	07/02/2013
MERRYL LYNCH	9,444	0.33	USD	04/02/2013	07/02/2013
WELLS FARGO BANK	9,444	0.33	USD	04/02/2013	07/02/2013
CITIBANK N.A.	23,448	0.31	USD	04/05/2013	06/28/2013
CITIBANK N.A.	14,013	0.26	USD	04/09/2013	06/07/2013
WELLS FARGO BANK	4,979	0.65	USD	07/17/2013	07/11/2014
WELLS FARGO BANK	25,505	0.35	USD	09/03/2013	03/03/2014
WELLS FARGO BANK	12,549	0.30	USD	09/17/2013	12/17/2013
CITIBANK N.A.	37,646	0.30	USD	09/17/2013	12/17/2013
CITIBANK N.A.	15,037	0.33	USD	09/25/2013	01/22/2014
MERRYL LYNCH	10,024	0.33	USD	09/25/2013	01/21/2014
WELLS FARGO BANK	15,037	0.33	USD	09/25/2013	01/22/2014
WELLS FARGO BANK	10,024	0.33	USD	09/25/2013	01/22/2014
GOLDMAN SACHS	24,844	0.30	USD	10/18/2013	01/21/2014
CITIBANK N.A.	9,937	0.30	USD	10/18/2013	01/21/2014
WELLS FARGO BANK	26,633	0.35	USD	12/02/2013	03/03/2014
CITIBANK N.A.	10,653	0.30	USD	12/02/2013	03/04/2014
WELLS FARGO BANK	13,186	0.30	USD	12/17/2013	03/17/2014
CITIBANK N.A.	39,555	0.31	USD	12/17/2013	03/20/2014

Total	509,920

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

22.	Debt Issued, continued:

Subordinated Bonds

Series	MCh$	Term (years)	Interest rate	Currency	Issued date	Maturity date
UCHI-G1111	3,596	25	3.75	UF	01/25/2013	01/25/2038

Total	3,596

During the period ended as of December 31, 2012, Banco de Chile issued bonds in an amount of MCh$1,233,985, including unsubordinated bonds, commercial papers and subordinated bonds in amounts of MCh$691,380, MCh$516,428 and MCh$26,177, respectively, according to the following details:

Bonds

Series	MCh$	Term	Interest rate	Currency	Issue date	Maturity date
BCHIUO0911	89,896	10 years	3.40	UF	02/15/2012	02/15/2022
BCHIUD0510	14,109	6 years	2.20	UF	02/16/2012	02/16/2018
BCHIUI0611	1,338	7 years	3.20	UF	03/05/2012	03/05/2019
BCHIUI0611	3,352	7 years	3.20	UF	03/07/2012	03/07/2019
BCHIUI0611	1,116	7 years	3.20	UF	03/23/2012	03/23/2019
BCHIUP1211	88,345	10 years	3.40	UF	04/04/2012	04/04/2022
BCHIUI0611	2,236	7 years	3.20	UF	04/17/2012	04/17/2019
BCHIUQ1011	27,343	11 years	3.40	UF	05/08/2012	05/08/2023
BCHIUQ1011	48,568	11 years	3.40	UF	05/11/2012	05/11/2023
BCHIUQ1011	12,449	11 years	3.40	UF	06/04/2012	06/04/2023
BCHIUS0212	46,428	11 years	3.40	UF	06/04/2012	06/04/2023
BCHIUS0212	20,552	11 years	3.40	UF	06/07/2012	06/07/2023
BCHIUT0112	66,850	12 years	3.40	UF	06/12/2012	06/12/2024
BCHIUR1011	33,295	12 years	3.40	UF	06/20/2012	06/20/2024
BCHIUR1011	4,450	12 years	3.40	UF	07/30/2012	07/30/2024
BCHIUR1011	13,469	12 years	3.40	UF	09/14/2012	09/14/2024
BCHIUR1011	1,799	12 years	3.40	UF	09/24/2012	09/24/2024
BCHIUR1011	5,284	12 years	3.40	UF	09/25/2012	09/25/2024
BCHIUJ0811	1,334	8 years	3.20	UF	10/05/2012	10/05/2020
BCHIUJ0811	33,456	8 years	3.20	UF	10/10/2012	10/10/2020
BCHIUV1211	67,842	13 years	3.50	UF	10/10/2012	10/10/2025
BCHIUJ0811	1,566	8 years	3.20	UF	10/19/2012	10/19/2020
BCHIUJ0811	2,241	8 years	3.20	UF	10/22/2012	10/22/2020
BCHIAC1011	11,118	15 years	3.50	UF	10/22/2012	10/22/2027
BONO HKD (*)	24,487	15 years	4.00	HKD	09/05/2012	09/05/2027
BONO HKD (*)	54,374	15 years	4.00	HKD	11/07/2012	09/09/2027
BONO PEN (**)	14,083	5 years	4.04	PEN	10/30/2012	10/30/2017

Total as of December 31, 2012	691,380

(*)	On August 9, 2012, the Bank approved in Board Meeting No. 2,759 a bond issue program in Hong Kong, pursuant to Regulation S of the SEC (Securities and Exchange Commission) for an amount of US$60,000,000 to be placed in international markets, of which on September 5, 2012 an amount of 400,000,000 Hong Kong dollars was issued and placed.

On October 25, 2012, the Bank approved in Board Meeting No. 2,764 a complementary program of bonds pursuant to Regulation S of the SEC for an amount of US$130,000,000 to be placed in international markets, of which on November 7, 2012 an amount of 875,000,000 Hong Kong dollars was issued and placed.

(**)	On October 11, 2012, the Bank approved in Board Meeting No. 2,763 a program issue of bonds pursuant to Regulation S of the SEC for up to US$100,000,000, of which PEN 75,000,000, or US$28,000,000, was issued and placed on October 30, 2012.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

22.	Debt Issued, continued:

Commercial Paper

On May 4, 2012, the Bank began issuing bonds denominated “Commercial Paper”, which are short-term financial instruments of the Bank that can be issued with varying maturities, but these maturities will be not greater than 365 days. The total issuance was MCh$516,428, according to the following detail:

Counterparty	MCh$	Interest rate	Currency	Issue date	Maturity date
Citibank	120	0.67	USD	05/04/2012	05/07/2012
Citibank	120	0.67	USD	05/04/2012	05/07/2012
Citibank	19,179	0.67	USD	05/07/2012	08/06/2012
Citibank	14,384	0.67	USD	05/08/2012	08/06/2012
Goldman Sachs	23,974	0.67	USD	05/08/2012	08/08/2012
Merrill Lynch	14,384	0.67	USD	05/08/2012	08/06/2012
Merrill Lynch	9,589	0.67	USD	05/08/2012	08/06/2012
Merrill Lynch	4,795	0.67	USD	05/08/2012	08/06/2012
Merrill Lynch	9,589	0.75	USD	05/24/2012	09/06/2012
Goldman Sachs	19,179	0.67	USD	05/25/2012	08/23/2012
Merrill Lynch	9,589	0.68	USD	05/30/2012	08/28/2012
JP Morgan	23,974	0.68	USD	05/30/2012	08/28/2012
Merrill Lynch	8,630	0.66	USD	06/28/2012	09/25/2012
Wells Fargo	8,630	0.66	USD	06/28/2012	09/25/2012
Citibank	8,630	0.66	USD	06/28/2012	09/25/2012
JP Morgan	8,630	0.66	USD	06/28/2012	09/25/2012
Goldman Sachs	8,630	0.66	USD	06/28/2012	09/25/2012
Wells Fargo	7,192	1.27	USD	07/17/2012	07/11/2013
Wells Fargo	9,589	0.57	USD	08/06/2012	10/31/2012
Merrill Lynch	9,589	0.57	USD	08/06/2012	10/31/2012
Citibank	9,589	0.57	USD	08/06/2012	10/31/2012
Citibank	9,589	0.62	USD	08/06/2012	11/27/2012
JPMorgan	9,589	0.57	USD	08/06/2012	10/31/2012
Morgan Stanley	9,589	0.57	USD	08/06/2012	10/31/2012
Wells Fargo	21,576	0.59	USD	08/13/2012	11/27/2012
Wells Fargo	2,397	0.55	USD	09/26/2012	03/15/2013
Citibank	16,781	0.41	USD	09/27/2012	01/15/2013
Citibank	7,624	0.37	USD	10/05/2012	01/15/2013
Merrill Lynch	14,384	0.33	USD	10/24/2012	01/22/2013
Citibank	4,795	0.78	USD	10/25/2012	07/25/2013
JP Morgan	9,589	0.27	USD	10/26/2012	12/13/2012
Merrill Lynch	9,589	0.27	USD	10/26/2012	12/13/2012
Wells Fargo	9,589	0.27	USD	10/26/2012	12/13/2012
Wells Fargo	9,589	0.27	USD	10/26/2012	12/13/2012
Goldman Sachs	9,589	0.27	USD	10/26/2012	12/13/2012
Citibank	9,589	0.40	USD	10/31/2012	02/14/2013
Goldman Sachs	9,589	0.40	USD	10/31/2012	02/14/2013
JP Morgan	9,589	0.40	USD	10/31/2012	02/14/2013
Citibank	2,328	0.25	USD	11/14/2012	01/14/2013
Wells Fargo	23,974	0.35	USD	11/15/2012	02/14/2013
Goldman Sachs	4,795	0.35	USD	11/26/2012	02/25/2013

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

22.	Debt Issued, continued:

Counterparty	MCh$	Interest rate	Currency	Issue date	Maturity date
Merrill Lynch	9,589	0.38	USD	11/27/2012	03/07/2013
Citibank	2,397	0.38	USD	11/27/2012	03/07/2013
Citibank	24,609	0.35	USD	12/03/2012	02/25/2013
Wells Fargo	2,397	0.86	USD	12/03/2012	11/25/2013
Goldman Sachs	28,777	0.42	USD	12/13/2012	03/15/2013
Citibank	9,350	0.40	USD	12/13/2012	03/15/2013
Wells Fargo	2,397	0.51	USD	12/17/2012	06/13/2013
Wells Fargo	2,397	0.60	USD	12/19/2012	08/29/2013
Citibank	2,397	0.20	USD	12/21/2012	02/20/2013

Total as of December 31, 2012	516,428

Subordinated Bonds

Series	MCh$	Term	Interest rate	Currency	Issue date	Maturity date
UCHI-G1111	13,191	25 years	3.75	UF	07/30/2012	07/30/2037
UCHI-G1111	1,099	25 years	3.75	UF	07/31/2012	07/31/2037
UCHI-G1111	1,782	25 years	3.75	UF	08/31/2012	08/31/2037
UCHI-G1111	10,105	25 years	3.75	UF	12/28/2012	12/28/2037

Total	26,177

The Bank has not had breaches of capital and interest with respect to its debts instruments and has complied with its debt covenants and other compromises related to debt issued during periods 2012 and 2013.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

23.	Other Financial Obligations:

As of December 31, 2012 and 2013, other financial institutions are detailed as follows:

	2012 MCh$	2013 MCh$
Public sector obligations	106,537	160,612
Other Chilean obligations	55,586	50,314

Total	162,123	210,926

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

24.	Provisions:

(a)	As of December 31, 2012 and 2013, provisions are detailed as follows:

	2012 MCh$	2013 MCh$
Provision for minimum dividens	139,755	154,081
Other provisions for contingencies	2,084	569

Total	141,839	154,650

(b)	The following table details the changes in provisions during 2012 and 2013:

	Minimum dividends MCh$	Other contingencies MCh$	Total MCh$

Balances as of January 1, 2011	113,559	1,126	114,685
Provisions established	128,642	1,966	130,608
Provisions used	(113,559)	(215)	(113,774)
Provisions released	—	(175)	(175)
Other movements	—	—	—

Balances as of December 31, 2011	128,642	2,702	131,344

Balances as of January 1, 2012	128,642	2,702	131,344
Provisions established	139,755	229	139,984
Provisions used	(128,642)	(223)	(128,865)
Provisions released	—	(624)	(624)
Other movements	—	—	—

Balances as of December 31, 2012	139,755	2,084	141,839

Balances as of January 1, 2013	139,755	2,084	141,839
Provisions established	154,081	230	154,311
Provisions used	(139,755)	(369)	(140,124)
Provisions released	—	(1,376)	(1,376)
Other movements	—	—	—

Balances as of December 31, 2013	154,081	569	154,650

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

25.	Employee Benefits:

(a)	Provisions for personnel benefits and payroll:

	2012 MCh$	2013 MCh$

Short-term personnel benefits ((c))	29,649	32,000
Vacation accrual ((d))	20,842	21,895
Pension plan – defined benefit plan ((b))	10,633	10,696
Other benefits	3,421	3,353

Total	64,545	67,944

(b)	Pension plan – Defined benefit plan:

	2012 MCh$	2013 MCh$

Current service cost	340	288
Interest cost on benefit obligation	468	505
Actuarial gains and losses	2,200	166

Net benefit expense	3,008	959

The net benefit expense is recognized under “Personnel Expenses” (Note 34).

The principal assumptions used in determining pension obligations for the Bank’s plan are shown below:

	December 31, 2012%	December 31, 2013%

Discount rate	5.50	5.19
Annual salary increase	5.08	5.19
Payment probability	99.99	99.99

The most recent actuarial valuation of the present value of the benefit plan obligation was carried out at December 31, 2013.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

25.	Employee Benefits, continued

(b)	Pension plan – Defined benefit plan, continued:

Changes in the present value of the defined benefit obligation are as follows:

	2012 MCh$	2013 MCh$

Opening defined benefit obligation, January 1,	8,511	10,633
Contributions by the employer	808	793
Benefits paid	(864)	(896)
Prepayments	(22)	—
Actuarial gains and losses	2,200	166

Closing defined benefit obligation	10,633	10,696

(c)	The following table details the changes in provisions for incentive plans during 2012 and 2013:

	2012 MCh$	2013 MCh$

Balances as of January 1,	28,827	29,649
Provisions established	28,406	32,456
Provisions used	(27,584)	(27,069)
Provisions released	—	(3,036)

Balances as of December 31,	29,649	32,000

(d)	The following table details the changes in provisions for vacation during 2012 and 2013:

	2012 MCh$	2013 MCh$

Balances as of January 1,	20,361	20,842
Provisions established	5,655	5,410
Provisions used	(4,363)	(4,181)
Provisions released	(811)	(176)

Balances as of December 31,	20,842	21,895

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

25.	Employee Benefits, continued

(e)	Provisions for share-based employee benefits:

As of December 31, 2012 and 2013, the Bank and its subsidiaries do not have a stock compensation plan.

26.	Other Liabilities:

As of December 31, 2012 and 2013, other liabilities are detailed as follows:

	2012 MCh$	2013 MCh$

Documents intermediated	132,651	108,380
Accounts and notes payable (*)	111,358	100,081
Financial guarantees	13,333	17,613
VAT payable	2,397	3,200
Leasing deferred gains	5,900	4,207
Deferred income	5,357	4,592
Insurance payments	5,080	1,144
Pending transactions	135	476
Other	28,894	36,069

Total	305,105	275,762

(*)	This item includes obligations that fall outside the Bank’s line of business such as withholding taxes, social security payments, insurance payable, and balances from material purchases and provisions for expenses pending payment.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

27.	Contingencies and Commitments:

(a)	Commitments accounted for in off-balance-sheet accounts:

In order to satisfy its customers’ needs, the Bank entered into several irrevocable commitments and contingent obligations. Although these obligations are not recognized in the Statement of Financial Position, they entail credit risks and, therefore, form part of the Bank’s overall risk.

	2012 MCh$	2013 MCh$

Off-balance-sheet accounts
Guarantees and surety bonds	323,924	491,465
Confirmed foreign letters of credit	85,272	68,631
Issued foreign letters of credit	138,714	166,849
Bank guarantees	1,437,312	1,402,399
Immediately available credit lines	5,481,235	5,436,938
Other commitments	122,997	—

Transactions on behalf of third parties
Collections	386,006	357,672
Third-party resources managed by the Bank:
Financial assets managed on behalf of third parties	12,144	1,311
Other assets managed on behalf of third parties	—	—
Financial assets acquired on its own behalf	22,802	44,839

Fiduciary activities
Securities held in safe custody in the Bank	6,237,859	7,342,425
Securities held in safe custody in other entities	4,483,567	4,501,555

Total	18,731,832	19,814,084

(b)	Lawsuits and legal proceedings:

(b.1)	Legal contingencies within the ordinary course of business:

In the ordinary course of business, the Bank and its subsidiaries act as defendant or co-defendant in various litigation matters. Although there can be no assurances, the Bank’s management believes, based on information currently available, that the ultimate resolution of these legal proceedings are not likely to have a material adverse effect on its results of operations, financial condition, or liquidity. As of December 31, 2012 and 2013, the Bank has established provisions for this concept in the amount of MCh$474 and MCh$339, recorded within “Provisions” in the statement of financial position. The following table presents estimated date of completion of the respective litigation:

	As of December 31, 2013
	2014 MCh$	2015 MCh$	2016 MCh$	2017 MCh$	2018 MCh$	Total MCh$
Legal contingencies	30	5	72	149	83	339

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

27.	Contingencies and Commitments, continued:

(b.2)	Contingencies for significant lawsuits:

As of December 31, 2012 and 2013, the Bank is not party to any significant lawsuits that affect or may affect these consolidated financial statements.

(c)	Guarantees granted:

(i)	In subsidiary Banchile Administradora General de Fondos S.A.:

In compliance with article 226 and subsequent articles of Law 18,045, Banchile Administradora General de Fondos S.A., has designated Banco de Chile as the representative of the beneficiaries of the guarantees it has established and in that character the Bank has issued bank guarantees totaling UF 2,515,000, maturing January 9, 2014.

For Mutual Funds that have not begun its operations as of December 31, 2013, it has constituted bank guarantees, which corresponds to Mutual Fund Booster Brasil 2014 by UF10,000 and Mutual Fund Deposito Plus V – Guaranteed by UF10,000.

In addition to these guarantees for creating mutual funds, there are other guarantees for a guaranteed capital on certain mutual funds, totaling Ch$75,474 million as of December 31, 2013 (Ch$118,734 million in 2012).

Fund	2013 MCh$

Mutual Fund Deposito Plus IV	16,325
Mutual Fund Deposito Plus	14,241
Mutual Fund Deposito Plus III	12,937
Mutual Fund Depósito Plus II	9,308
Mutual Fund Small Cap USA	5,197
Mutual Fund Chile Bursátil	5,050
Mutual Fund Twin Win Europa 103	3,537
Mutual Fund Global Stocks	2,964
Mutual Fund Second Best Chile EEUU	2,207
Mutual Fund Europa Accionario	2,059
Mutual Fund Second Best Europa China	1,649

Total	75,474

In compliance with the stablished by the Superintendence of Securities and Insurance in letter f) of Circular 1,894 of September 24, 2008, the entity has constituted guarantees, by management portfolio, in benefit of investor. Such guarantee corresponds to a bank guarantee for UF100,000, with maturity on January 9, 2014.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

27.	Contingencies and Commitments, continued:

(c)	Guarantees granted, continued:

(ii)	In subsidiary Banchile Corredores de Bolsa S.A.:

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

The Bank has given the following guarantees in relation to this subsidiary’s business activities:

	2012 MCh$	2013 MCh$
Guarantees:
Shares to secure short-sale transactions in:
Securities Exchange of the Santiago Stock Exchange	69	16,946
Securities Exchange of the Electronic Stock Exchange of Chile	33,693	10,644
Fixed income securities to ensure system CCLV, Bolsa de Comercio de Santiago, Bolsa de Valores	3,068	2,995
Fixed income securities to ensure stock loan, Bolsa Eléctronica de Chile, Bolsa de Valores	47	68

Total	36,877	30,653

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

Banchile Corredores de Bolsa S.A. keeps an insurance policy current with Chartis Chile – Compañía de Seguros Generales S.A. that expires January 2, 2013, and that covers employee fidelity, physical losses, falsification or adulteration, and currency fraud with a coverage amount equivalent to US$ 10,000,000. This secure was renewed on January 2, 2013 with maturity of January 2, 2014 for the same amount with “AIG Chile Compañía de Seguros Generales S.A.”

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

27.	Contingencies and Commitments, continued:

(c)	Guarantees granted, continued:

(ii)	In subsidiary Banchile Corredores de Bolsa S.A., continued:

According to disposition of Chilean Central Bank, it was constituted a bank guarantee corresponding to UF10,500, with purposes to comply with the contract SOMA (Contract for Service System Open Market Operations) of Chilean Central Bank. This bank guarantee is revaluated in UF to fixed term, not endorsable with maturity of July 17, 2014.

It was constituted a bank guarantee No. 373148-0 corresponds to UF272,000, in benefits of investors with contracts of portfolio management. This bank guarantee is revaluated in UF to fixed term, not endorsable with maturity of January 9, 2014.

It was constituted a cash guarantee for an amount of US$122,494.32, whose purpose is to comply obligations with Pershing, by operations made through this broker.

(iii)	In subsidiary Banchile Corredores de Seguros Ltda.

According to established in article No. 58, letter D of D.F.L. 251, as of December 31, 2013, the entity maintains two insurance policies that protect it in the face of possible damages that it could affect it, due to infractions of the law, regulations and complementary rules that regulate insurance brokers, and specially when the non-compliance is from acts, mistakes or omissions of the brokers, its represents, agent or dependent that participate in the intermediation.

The policies contracted are the following:

Matter insured	Amount Insured (UF)
Responsibility for errors and omissions policy	60,000
Civil responsibility policy	500

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

28.	Equity:

(a)	Authorized, subscribed and paid shares:

As of December 31, 2013, the paid-in capital of Banco de Chile is represented by 93,175,043,991 registered shares (89,898,992,667 in 2012), with no par value, subscribed and fully paid.

(b)	Capital increase:

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

(c)	Shares:

(c.1)	On May 13, 2013, Banco de Chile informed of the capitalization of 30% of the distributable net income obtained during the fiscal year ending December 31, 2012, through the issuance of fully paid-in shares, of no par value, agreed in the Extraordinary Shareholders Meeting held on March 21, 2013, which are as follows:

In the said Extraordinary Shareholders Meeting, it was agreed to increase the Bank´s capital in the amount of Ch$86,201,422,505 through the issuance of 1,197,741,038 fully paid-in shares, of no par value, payable under the distributable net income for the year 2012 that was not distributed as dividends as agreed at the Ordinary Shareholders Meeting held on the same day.

The issuance of fully in paid shares was registered in the Securities Register of the Superintendence of Banks and Financial Institutions with No. 2/2013, on May 10, 2013.

The Board of Directors of Banco de Chile, at the meeting No. 2,775, dated May 9, 2013, set May 30, 2013, as the date for issuance and distribution of the fully paid in shares.

(c.2)	During the period 2013, it was finished subscription and payment of 2,078,310,286 shares by an amount of Ch$134,071 million, corresponding to the capital increase agreed in Extraordinary Shareholders Meeting held on October 17, 2012.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

28.	Equity, continued:

(c)	Shares, continued

(c.3)	The following table shows the share movements from December 31, 2011 to December 31, 2013:

	Ordinary shares	Ordinary T Series shares (*)	Total shares
Total shares as of December 31, 2011	86,942,514,973	—	86,942,514,973

Capitalization of retained earnings (**)	1,095,298,538	—	1,095,298,538
Fully paid and subscribed shares	—	1,861,179,156	1,861,179,156

Total shares subscribed and fully paid as of December 31, 2012	88,037,813,511	1,861,179,156	89,898,992,667
Shares subscribed and paid period 2013	—	2,078,310,286	2,078,310,286
Conversion of “Banco de Chile- T” shares into “Banco de Chile” shares	3,939,489,442	(3,939,489,442)	—
Capitalization of retained earnings (***)	1,197,741,038	—	1,197,741,038

Total Shares as of December 31, 2013	93,175,043,991	—	93,175,043,991

(*)	Capital increase as of October 17, 2012.
(**)	Capitalization of March 22, 2012
(***)	Capitalization of May 13, 2013.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

28.	Equity, continued:

(d)	Shareholders’ composition:

As of December 31, 2012, the shareholder composition was as follows:

Corporate Name or Shareholder’s Name	Shares	% of Equity Holding

LQ Inversiones Financieras S.A.	29,760,938,681	33.10
Sociedad Administradora de la Obligación Subordinada SAOS S.A.	28,593,701,789	31.81
Sociedad Matriz del Banco de Chile S.A. SM-Chile S.A.	12,138,537,826	13.50
Other minority shareholders	19,405,814,371	21.59

Total	89,898,992,667	100.00

As of December 31, 2013, the shareholder composition was as follows:

Corporate Name or Shareholder’s Name	Shares	% of Equity Holding

LQ Inversiones Financieras S.A.	30,353,093,809	32.58
Sociedad Administradora de la Obligación Subordinada SAOS S.A.	28,593,701,789	30.69
Sociedad Matriz del Banco de Chile S.A. SM-Chile S.A.	12,138,543,602	13.03
Other minority shareholders	22,089,704,791	23.70

Total	93,175,043,991	100.00

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

28.	Equity, continued:

(e)	Approval and payment of dividends:

At the Ordinary Shareholders’ Meeting held on March 22, 2012, the Bank’s shareholders agreed to distribute and pay dividend No. 200 amounting to Ch$2.984740 per common share of Banco de Chile, with charge to net income for the year ended December 31, 2011. The amount of dividend paid of the period 2012 was Ch$296,802 million.

At the Ordinary Shareholders’ Meeting held on March 21, 2013, the Bank’s shareholders agreed to distribute and pay dividend No. 201 amounting to Ch$3.41625263165 per common share of Banco de Chile, with charge to net income for the year ended December 31, 2012. The amount of dividend paid of the period 2013 was Ch$343,455 million.

The following dividends were declared and paid by the Bank for the year ended as of December 31, 2011, 2012 and 2013:

	2011 MCh$		2012 MCh$		2013 MCh$
Dividends on ordinary shares:		279,216		296,802		343,455
Dividends per ordinary share (1):	Ch$	3.38	Ch$	3.41	Ch$	3.90	(*)

(1)	Dividends per share are calculated by dividing the amount of the dividend paid during each year by the previous year’s number of shares outstanding.
(*)	This dividend per share is composed of the dividend paid to the Central Bank and common shareholders for amounts of MCh$142,318 and MCh$201,137, respectively. The Central Bank has 29,161.4 shares with a payment of Ch$4.880361 per common share of Banco de Chile and for common shareholders the number of shares are 58,876.4 with a payment of Ch$3.416253 per common share of Banco de Chile.

(f)	Provision for minimum dividends:

Chilean Corporations Law mandates a minimum distribution of 30% of distributable income. Accordingly, the Bank recorded a liability under the line item “Provisions” for an amount of MCh$154,081 (MCh$139,755 in December 31, 2012) against “Retained earnings”.

(g)	Other comprehensive income:

The cumulative translation adjustment is generated from the Bank’s translation of its investments in foreign companies, as it records the effects of foreign currency translation for these items in equity.

In accordance with Note 2(x), the fair market value adjustment for available-for-sale instruments is generated by fluctuations in the fair value of that portfolio, with a charge or credit to equity, net of deferred taxes (see Note 12).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

28.	Equity, continued:

(h)	Earnings per share

Earnings per share is calculated by dividing the net profit for the year attributable to the ordinary equity holders of the Bank by the weighted average number of ordinary shares outstanding during the year.

The following table shows the income and share data used in the calculation of EPS:

	As of December 31,
	2011	2012	2013
Basic and diluted earnings per share:

Net profits attributable to ordinary equity holders of the Bank	438,143	479,880	550,188
Weighted average number of ordinary shares (*)	89,285,134,103	89,347,559,416	92,991,448,281
Earnings per share	4.91	5.37	5.92

(*)

During 2011, 2012 and 2013 were capitalized 1,095,298,538; 1,005,766,185 and 1,197,741,038 shares respectively, which are considered in earnings per share calculation as if they had been outstanding during all periods presented.

During the periods presented the Bank did not have any instruments that could lead to a dilution of its ordinary shares.

There have been no transactions involving ordinary shares or potential ordinary shares between the reporting date and the date of the completion of these financial statements.

29.	Interest Revenue and Expenses:

(a)	As of each year end, interest revenue is detailed as follows:

	2011	2012	2013
	MCh$	MCh$	MCh$
Commercial loans	711,946	790,696	833,163
Consumer loans	435,978	522,907	567,987
Residential mortgage loans	266,914	266,625	288,890
Financial investments	71,669	76,576	85,124
Repurchase agreements	14,605	12,553	2,496
Loans and advances to banks	10,322	12,993	15,728
Loss from accounting hedges	(12,411)	(11,296)	(29,097)
Other interest revenue	2,661	1,712	1,651

Total	1,501,684	1,672,766	1,765,942

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

29.	Interest Revenue and Expenses, continued:

(b)	As of each year end, interest expenses are detailed as follows:

	2011	2012	2013
	MCh$	MCh$	MCh$
Saving accounts and time deposits	425,968	496,985	482,600
Debt issued	153,896	170,222	199,330
Borrowings from financial institutions	3,823	3,078	2,814
Demand deposits	10,849	14,986	13,149
Other financial obligations	23,784	22,308	13,791
Repurchase agreements	(185)	(3,003)	(10,565)
Loss from accounting hedges	5,934	3,946	3,153
Other interest expenses	140	107	99

Total	624,209	708,629	704,371

(c)	As of each year end, loss from accounting hedge is the following:

	2011	2012	2013
	MCh$	MCh$	MCh$
Cash Flow hedge	(1,029)	(2,318)	(51,795)
Fair value hedge	(11,197)	(5,975)	33,263

Total	(12,226)	(8,293)	(18,532)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

30.	Income and Expenses from Fees and Commissions:

The income and expenses for fees and commissions shown in the Consolidated Statement of Comprehensive Income refers to the following items:

	2011	2012	2013
	MCh$	MCh$	MCh$
Income from fees and commissions
Card services	92,282	104,007	108,851
Collections and payments	49,764	60,341	64,135
Investments in mutual funds and other	63,809	56,043	54,833
Portfolio management	29,851	31,446	35,920
Lines of credit and overdrafts	22,771	22,892	22,206
Insurance brokerage	20,480	17,404	18,840
Guarantees and letter of credit	12,888	14,454	17,611
Trading and securities management	27,779	16,892	17,526
Use of distribution channel	18,430	15,942	14,705
Financial advisory services	3,186	3,955	4,054
Other fees earned	26,726	29,391	28,051

Total income from fees and commissions	367,966	372,767	386,732

Expenses from fees and commissions
Credit card transactions	(54,187)	(62,020)	(75,083)
Sales force fees	(8,312)	(10,098)	(11,815)
Fees for collections and payments	(6,619)	(6,534)	(6,658)
Fees for securities transactions	(4,246)	(2,994)	(3,103)
Sale of mutual fund units	(3,038)	(2,488)	(2,318)
Other fees	(1,456)	(1,361)	(662)

Total expenses from fees and commissions	(77,858)	(85,495)	(99,639)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

31.	Net Financial Operating Income:

The gain (losses) from trading and brokerage activities is detailed as follows:

	2011	2012	2013
	MCh$	MCh$	MCh$
Financial assets held-for-trading	13,386	9,031	24,584
Sale of available-fro-sale instruments	2,289	8,088	14,881
Net loss of other transactions(*)	(353)	2,567	(1,089)
Derivative instruments	41,346	(3,633)	(6,018)
Sale of loan portfolio	1,433	146	314

Total	58,101	16,199	32,672

(*)	Includes hedge ineffectiveness recognized in income statement for an amount of MCh$(89)

32.	Foreign Exchange Transaction, net:

	2011	2012	2013
	MCh$	MCh$	MCh$
Translation difference, net	(18,495)	44,736	(1,796)
Indexed foreign currency	11,489	(9,404)	7,451
Loss from accounting hedges	(967)	(196)	65,802

Total	(7,973)	35,136	71,457

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

33.	Provisions for Loan Losses:

The changes during 2011, 2012 and 2013 are the following:

		Loans to customers as of December 31, 2011
	Loans and advance to banks	Commercial loans	Mortgage loans	Consumer loans	Total	Financial guarantees	Total
Provisions established:
Individual provisions	(396)	(51,160)	—	—	(51,160)	(4,412)	(55,968)
Group provisions	—	(42,132)	(3,553)	(110,344)	(156,029)	—	(156,029)

Provisions established, net	(396)	(93,292)	(3,553)	(110,344)	(207,189)	(4,412)	(211,997)

Provisions released:
Individual provisions	—	14,515	—	—	14,515	—	14,515
Group provisions	—	—	—	—	—	4,902	4,902

Provisions released, net	—	14,515	—	—	14,515	4,902	19,417

Recovery of written-off assets	—	16,104	1,106	28,445	45,655	—	45,655

Provisions, net allowances for credit risk	(396)	(62,673)	(2,447)	(81,899)	(147,019)	490	(146,925)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

33.	Provisions for Loan Losses, continued:

		Loans to customers as of December 31, 2012
	Loans and advance to banks	Commercial loans	Mortgage loans	Consumer loans	Total	Financial Guarantees	Total
Provisions established:
Individual provisions	—	(13,668)	—	—	(13,668)	(1,394)	(15,062)
Group provisions	—	(46,807)	(4,428)	(160,775)	(212,010)	(222)	(212,232)

Provisions established, net	—	(60,475)	(4,428)	(160,775)	(225,678)	(1,616)	(227,294)

Provisions released:
Individual provisions	47	17,883	—	—	17,883	1,982	19,912
Group provisions	—	—	—	—	—	—	—

Provisions released, net	47	17,883	—	—	17,883	1,982	19,912

Recovery of written-off assets	—	14,892	1,971	24,099	40,962	—	40,962

Provisions, net allowances for credit risk	47	(27,700)	(2,457)	(136,676)	(166,833)	366	(166,420)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

33.	Provisions for Loan Losses, continued:

		Loans to customers as of December 31, 2013
	Loans and advance to banks	Commercial loans	Mortgage loans	Consumer loans	Total	Financial Guarantees	Total
Provisions established:
Individual provisions	(333)	(39,744)	—	—	(39,744)	(3,955)	(44,032)
Group provisions	—	(49,808)	(5,665)	(167,496)	(222,969)	(8,737)	(231,706)

Provisions established net	(333)	(89,552)	(5,665)	(167,496)	(262,713)	(12,692)	(275,738)

Provisions released:
Individual provisions	—	2,127	—	—	2,127	9,003	11,130
Group provisions	—	—	—	—	—	—	—

Provisions released net	—	2,127	—	—	2,127	9,003	11,130

Recovery of written-off assets	—	13,330	1,927	27,698	42,955	—	42,955

Provisions net allowances for credit risk	(333)	(74,095)	(3,738)	(139,798)	(217,631)	(3,689)	(221,653)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

34.	Personnel Expenses:

Personnel expenses in 2011, 2012 and 2013 are detailed as follows:

	2011	2012	2013
	MCh$	MCh$	MCh$

Remuneration	169,114	185,479	192,182
Bonuses	100,494	71,674	76,285
Lunch and health benefits	20,272	21,954	22,631
Staff severance indemnities	6,221	10,408	10,523
Training expenses	1,493	1,671	2,877
Other personnel expenses	19,451	18,679	18,738

Total	317,045	309,865	323,236

35.	Administrative Expenses:

As of December 31, 2011, 2012 and 2013, administrative expenses are detailed as follows:

	2011	2012	2013
	MCh$	MCh$	MCh$

General administrative expenses	153,191	160,717	164,228
Outsources services	37,601	42,015	44,118
Marketing expenses	26,515	30,572	29,053
Taxes, payroll taxes and contributions	9,879	11,499	12,514
Board expenses	2,733	2,656	2,589

Total	229,919	247,459	252,502

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

36.	Depreciation, Amortization and Impairment:

(a)	Amounts charged to income for depreciation and amortization during 2011, 2012 and 2013 are detailed as follows:

	2011	2012	2013
	MCh$	MCh$	MCh$

Depreciation and amortization
Depreciation of property and equipment (Note No.15a)	20,543	20,614	19,280
Amortization of intangibles assets (Note No.14a)	14,588	14,532	8,397

Total	35,131	35,146	27,677

(b)	As of December 31, 2011, 2012 and 2013, the impairment loss is detailed as follows:

	2011	2012	2013
	MCh$	MCh$	MCh$

Impairment loss
Impairment loss on investment instruments	—	551	—
Impairment loss on property and equipment (Note No.15a)	335	348	757
Impairment loss on intangibles assets (Note No.14a)(*)	296	—	1,490

Total	631	899	2,247

(*)	As of December 31, 2013 we recognized impairment by an amount of MCh$1,462

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

37.	Other Operating Income:

During 2011, 2012 and 2013, the Bank and its subsidiaries presented the following under other operating income:

	2011	2012	2013
	MCh$	MCh$	MCh$

Rental income	5,614	6,007	7,440
Income for assets received in lieu of payment	5,918	5,674	6,126
Expense recovery	1,957	2,895	3,670
Recovery from correspondent banks	2,207	2,379	2,264
Release of provisions for contingencies	173	624	1,376
Refund of insurance	1,594	19	40
Foreign advisory services	1,474	—	—
Other	5,798	3,289	4,968

Total	24,735	20,887	25,884

38.	Other Operating Expenses:

During 2011, 2012 and 2013, the Bank and its subsidiaries incurred the following other operating expenses:

	2011	2012	2013
	MCh$	MCh$	MCh$
Provision for other assets	755	6,333	4,745
Write-offs for operatings risks	3,002	9,526	4,145
Card administration	1,297	1,113	1,106
Provisions for contingencies	2,495	1,109	582
Other	4,725	1,484	3,290

Total	12,274	19,565	13,868

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

39.	Related Party Transactions:

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

39.	Related Party Transactions, continued:

(a)	Loans to related parties:

The following table details loans and accounts receivable, contingent loans and assets related to trading and investment securities, corresponding to related entities.

	Operating Companies (*)		Investment Companies (**)		Individuals (***)		Total
	2012	2013	2012	2013	2012	2013	2012	2013
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Loans and accounts receivable:
Commercial loans	250,983	287,500	63,576	70,004	704	1,199	315,263	358,703
Residential mortgage loans	—	—	—	—	14,974	16,911	14,974	16,911
Consumer loans	—	—	—	—	3,920	3,790	3,920	3,790

Gross loans	250,983	287,500	63,576	70,004	19,598	21,900	334,157	379,404
Provision for loan losses	(761)	(929)	(136)	(152)	(68)	(52)	(965)	(1,133)

Net loans	250,222	286,571	63,440	69,852	19,530	21,848	333,192	378,271

Off balance sheet accounts:
Guarantees	1,864	1,109	—	—	—	—	1,864	1,109
Letters of credits	280	3,390	—	—	—	—	280	3,390
Banks guarantees	24,361	23,172	2,374	1,599	—	—	26,735	24,771
Immediately available credit lines	46,179	58,023	4,532	9,519	9,320	10,165	60,031	77,707

Total off balance sheet account	72,684	85,694	6,906	11,118	9,320	10,165	88,910	106,977
Provision for contingencies loans	(44)	(34)	(1)	(1)	—	—	(45)	(35)

Off balance sheet account, net	72,640	85,660	6,905	11,117	9,320	10,165	88,865	106,942

Amount covered by Collateral:
Mortgage	31,034	27,122	55	55	15,325	14,476	46,414	41,653
Warrant	—	—	—	—	—	—	—	—
Pledge	13	13	—	—	7	7	20	20
Other (****)	2,842	2,849	17,300	17,300	10	10	20,152	20,159

Total collateral	33,889	29,984	17,355	17,355	15,342	14,493	66,586	61,832

Acquired Instruments
For trading purposes	—	1,078	—	—	—	—	—	1,078
For investment purposes	—	—	—	—	—	—	—	—

Total acquired instruments	—	1,078	—	—	—	—	—	1,078

(*)	Operating companies are legal entities which comply with the following conditions:

i)	They engage in operating activities and generate a separable flow of income,

ii)	Less than 50% of their assets are trading securities or investments.

(**)	Investment companies include those legal entities that do not comply with the conditions for operating companies and are profit-oriented.
(***)	Individuals include key members of the management, who directly or indirectly posses the authority and responsibility of planning, administrating and controlling the activities of the organization, including directors. This category also includes their family members who are expected to have an influence or to be influenced by such individuals in their interactions with the organization.
(****)	These guarantees correspond mainly to shares and other financial guarantees.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

39.	Related Party Transactions, continued:

(b)	Other assets and liabilities with related parties:

	2012	2013
	MCh$	MCh$
Assets
Cash and due from banks	11,174	12,692
Derivative instruments	107,487	76,532
Other assets	2,931	2,847

Total	121,592	92,071

Liabilities
Demand deposits	87,480	123,223
Savings accounts and time deposits	378,965	233,172
Derivative instruments	83,582	85,694
Borrowings from financial institutions	134,820	192,682
Other liabilities	9,044	23,836

Total	693,891	658,607

(c)	Income and expenses from related party transactions:

	2012		2013
	Income	Expense	Income	Expense
	MCh$	MCh$	MCh$	MCh$
Type of income or expense recognized

Interest and revenue expenses	18,759	21,501	21,280	15,917
Fees and commission income	56,717	33,337	61,560	35,897
Net financial operating income	36,171	—	—	47,348
Provision for credit risk	—	677	81	—
Operating expenses	—	64,213	—	66,313
Other income and expenses	744	40	553	27

Total	112,391	119,768	83,474	165,502

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

39.	Related Party Transactions, continued:

(d)	Directors’ expenses and remunerations:

	Remunerations				Fees for attending Board meetings		Fees for attending Committees and Subsidiary Board meetings (1)		Consulting		Total
	2012		2013		2012	2013	2012	2013	2012	2013	2012	2013
	MCh$		MCh$		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Name of Directors

Pablo Granifo Lavín	358	(*)	363	(*)	45	48	294	321	—	—	697	732
Andrónico Luksic Craig	147		149		8	13	—	—	—	—	155	162
Jorge Awad Mehech	49		50		23	24	110	113	—	—	182	187
Gonzalo Menéndez Duque	49		50		21	20	112	110	—	—	182	180
Jaime Estévez Valencia	49		50		23	23	92	97	—	—	164	170
Francisco Pérez Mackenna	49		50		17	21	50	60	—	—	116	131
Rodrigo Manubens Moltedo	49		50		23	23	49	52	—	—	121	125
Jorge Ergas Heyman	49		50		17	19	47	46	—	—	113	115
Thomas Fürst Freiwirth	49		50		18	20	37	39	—	—	104	109
Jean-Paul Luksic Fontbona	—		34		—	10	—	2	—	—	—	46
Guillermo Luksic Craig	49		12		4	—	—	—	—	—	53	12
Jacob Ergas Ergas	—		—		—	—	9	8	—	—	9	8
Other directors’ subsidiaries	—		—		—	—	165	149	—	—	165	149

Total	897		908		199	221	965	997	—	—	2,061	2,126

(1)	Includes fees paid to members of the Advisory Committee of Banchile Corredores de Seguros Ltda. of MCh$15 (MCh$19 in 2012).
(*)	Includes a provision of MCh$214 (MCh$210 in 2012) for an incentive subject to achieving the Bank’s forecasted earnings.

Fees paid for advisory services to the Board of Directors amount to MCh$273 (MCh$266 in 2012).

Travel and other related expenses amount to MCh$190 (MCh$329 in 2012).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

40.	Fair Value of Financial Assets and Liabilities:

Banco de Chile and its subsidiaries have defined a corporate framework for the Fair Value measurement and control to accomplish the Fair Value process according to local regulations, market standards and best practices in the industry. This framework is contained in Banco de Chile’s Fair Value Policy.

One of the most important definitions in this framework is the Product Control Unit, (“PCU”) function. This area is independent from both the principal management and the business unit, and reports to the CFO of Banco de Chile. This area is responsible for the independent verification of Profit and Losses, and Fair Value measurement and control for all Treasury transactions; Trading, Funding and gapping and Investments deals.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

40.	Fair Value of Financial Assets and Liabilities, continued:

(d)	Fair value adjustments.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

40.	Fair Value of Financial Assets and Liabilities, continued:

(f)	Judgmental analysis and information to Senior Management.

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

(i)	Fair value hierarchy

Banco de Chile and his subsidiaries, taken into account the preceding statements, classify all the financial instruments among the following levels:

Level 1:	Quoted market prices in an active market (that are unadjusted) for identical assets or liabilities that the Bank can access at the measurement date.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

40.	Fair Value of Financial Assets and Liabilities, continued:

(i)	Fair value hierarchy, continued

Level 2:	Valuation techniques whose inputs are other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly or indirectly. For instruments in this level the valuation is done based on inference from observable market parameters; quoted prices for similar instruments in active markets.

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

Level 3:	Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable. This category also includes instruments that are valued based on quoted prices for similar instruments where adjustments or assumptions are needed to reflect the differences between them.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

40.	Fair Value of Financial Assets and Liabilities, continued:

(i)	Fair value hierarchy, continued

For this level corresponds to the described technique used by both the Bolsa de Comercio de Santiago de Chile as Bloomberg, and correspond to the standard methodology used in the local and international market.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

40.	Fair Value of Financial Assets and Liabilities, continued:

(ii)	Level hierarchy classification and figures

The following table shows the figures by hierarchy, for instruments registered at fair value.

	Level 1		Level 2		Level 3		Total
	2012	2013	2012	2013	2012	2013	2012	2013
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets

Financial assets held-for-trading
From the Chilean government and Central Bank	65,548	31,326	6,831	33,611	—	—	72,379	64,937
Other instruments issued in Chile	188	1,034	87,115	255,597	—	5,353	87,303	261,984

Subtotal	65,736	32,360	93,946	289,208	—	5,353	159,682	326,921

Derivative contracts for trading purposes
Forwards	—	—	70,310	58,086	—	—	70,310	58,086
Swaps	—	—	258,496	291,429	—	—	258,496	291,429
Call options	—	—	472	2,301	—	—	472	2,301
Put options	—	—	341	600	—	—	341	600
Futures	—	—	—	—	—	—	—	—

Subtotal	—	—	329,619	352,416	—	—	329,619	352,416

Hedge derivative contracts
Swaps	—	—	22	38,684	—	—	22	38,684

Subtotal	—	—	22	38,684	—	—	22	38,684
CVA	—	—	(3,558)	(16,413)	—	—	(3,558)	(16,413)

Total	—	—	326,083	374,687	—	—	326,083	374,687

Financial assets available-for-sale (1)
From the Chilean government and Central Bank	136,554	163,875	115,230	422,533	—	—	251,784	586,408
Other instruments issued in Chile	—	—	653,955	722,926	278,073	296,327	932,028	1,019,253
Instruments issued abroad	30,538	42,236	—	—	57,966	33,986	88,504	76,222

Subtotal	167,092	206,111	769,185	1,145,459	336,039	330,313	1,272,316	1,681,883
Other assets
Mutual fund investments	33,042	66,213	—	—	—	—	33,042	66,213

Subtotal	33,042	66,213	—	—	—	—	33,042	66,213

Total	265,870	304,684	1,189,214	1,809,354	336,039	335,666	1,791,123	2,449,704

Financial Liabilities
Derivative contracts for trading purposes
Forwards	—	—	81,790	65,463	—	—	81,790	65,463
Swaps	—	—	264,052	343,467	—	—	264,052	343,467
Call options	—	—	395	3,559	—	—	395	3,559
Put options	—	—	387	705	—	—	387	705
Futures	—	—	—	—	—	—	—	—
Other	—	—	—	—	—	—	—	—

Subtotal	—	—	346,624	413,194	—	—	346,624	413,194

Hedge derivative contracts
Swaps	—	—	33,698	32,005	—	—	33,698	32,005

Subtotal	—	—	33,698	32,005	—	—	33,698	32,005

DVA	—	—	—	(19,089)	—	—	—	(19,089)

Total	—	—	380,322	426,110	—	—	380,322	426,110

(1)	As of December 31, 2013, 92% of instruments of level 3 have denomination “Investment Grade”, meaning are assets with a classification BBB- or higher. Also, 90% of total of these financial instruments correspond to domestic issuers.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

40.	Fair Value of Financial Assets and Liabilities, continued:

(iii)	Level 3 Reconciliation:

The following tables show the reconciliation between the beginning and ending balances of instruments classified as Level 3, whose fair value is reflected in the financial statements.

	Balance as of January 1, 2012	Gain (loss) Recognized in Income	Gain (loss) Recognized in Equity	Purchases, Sales and Agreements, net	Transfer to Level 1 and 2	Balance as of December 31, 2012
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets
Financial assets held-for-trading
Other instruments issued in Chile	585	183	—	(768)	—	—
Instruments issued abroad	—	—	—	—	—	—

Subtotal	585	183	—	(768)	—	—

Financial assets available-for-sale
Other instruments issued in Chile	321,378	1,511	(1,410)	(43,406)	—	278,073
Instruments issued abroad	128,403	(5,713)	19,666	(59,432)	(24,958)	57,966

Subtotal	449,781	(4,202)	18,256	(102,838)	(24,958)	336,039

Total	450,366	(4,019)	18,256	(103,606)	(24,958)	336,039

	Balance as of January 1, 2013	Gain (loss) Recognized in Income	Gain (loss) Recognized in Equity	Purchases, Sales and Agreements, net	Transfer to Level 1 and 2	Balance as of December 31, 2013
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets
Financial assets held-for-trading
Other instruments issued in Chile	—	(1,526)	—	6,879	—	5,353
Instruments issued abroad	—	—	—	—	—	—

Subtotal	—	(1,526)	—	6,879	—	5,353

Financial assets available-for-sale
Other instruments issued in Chile	278,073	(5,441)	4,903	18,792	—	296,327
Instruments issued abroad	57,966	(4,320)	412	(20,072)	—	33,986

Subtotal	336,039	(9,761)	5,315	(1,280)	—	330,313

Total	336,039	(11,287)	5,315	5,599	—	335,666

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

40.	Fair Value of Financial Assets and Liabilities, continued:

(iv)	Transfers between levels

The following tables show transfers between levels for financial assets and liabilities whose fair value it is recorded in the consolidated financial statements:

Transfers from level 1 to level 2
2012
MCh$
Financial assets

Financial assets held-for-trading instruments
From the Chilean Government and Central Bank	—

Financial assets available-for-sale instruments
From the Chilean Government and Central Bank	—

Transfers from level 2 to level 1
2012
MCh$
Financial assets

Financial assets held-for-trading instruments
From the Chilean Government and Central Bank	—

Financial assets Available-for-sale instruments
From the Chilean Government and Central Bank	53,592

Transfers from level 1 to level 2
2013
MCh$
Financial assets

Financial assets held-for-trading instruments
From the Chilean Government and Central Bank	16

Financial assets Available-for-sale instruments
From the Chilean Government and Central Bank	106

Transfers from level 2 to level 1
2013
MCh$
Financial assets

Financial assets held-for-trading instruments
From the Chilean Government and Central Bank	48

Financial assets Available-for-sale instruments
From the Chilean Government and Central Bank	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

40.	Fair Value of Financial Assets and Liabilities, continued:

(v)	Sensitivity of level 3 instruments to changes in key assumptions of the input parameters for the valuation model.

The following table shows the impact on the fair value of Level 3 financial instruments using alternative assumptions that are reasonably possible. It is believed that the positive and negative impacts are similar:

	As of December 31, 2012		As of December 31, 2013
	Level 3	Sensitivity to changes in key assumptions of models	Level 3	Sensitivity to changes in key assumptions of models
	MCh$	MCh$	MCh$	MCh$
Financial Assets
Financial assets held-for-trading
Other instruments issued in Chile	—	—	5,353	(320)

Total	—	—	5,353	(320)

Financial assets available-for-sale
Other instruments issued in Chile	278,073	4,664	296,327	(3,971)
Instruments issued abroad	57,966	612	33,986	(227)

Total	336,039	5,276	330,313	(4,198)

Financial assets correspond to bank bonds and corporate bonds, considering that these instruments do not have current prices or observables, prices based on broker quotes or runs were used as input prices. Prices are generally calculated as a base rate plus a spread. For local bonds, this was determined by applying a 10% impact on the price, while for offshore bonds this was determined by applying only a 10% impact on the spread because the base rate is hedged with instruments on interest rate swaps (so-called hedge accounting). The impact of 10% is considered a reasonable fluctuation considering the market performance of these instruments and comparing it against the adjustment bid / offer that is provided for by these instruments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

40.	Fair Value of Financial Assets and Liabilities, continued:

(vi)	Other assets and liabilities

The following table summarizes the fair values of the Bank’s main financial assets and liabilities that are not recorded at fair value in the Statement of Financial Position. The values shown in this note do not attempt to estimate the value of the Bank’s income-generating assets, nor forecast their future behavior. The estimated fair value is as follows:

	Book Value		Fair Value
	2012	2013	2012	2013
	MCh$	MCh$	MCh$	MCh$
Assets
Cash and due from banks	684,925	873,308	684,925	873,308
Transactions in the course of collection	310,077	300,026	396,611	300,026
Cash collateral on securities borrowed and reverse repurchase agreements	35,100	82,422	35,100	82,422

Subtotal	1,030,102	1,255,756	1,116,636	1,255,756

Loans and advances to banks
Domestic banks	14,304	99,976	14,304	99,976
Chilean Central Bank	1,100,696	600,581	1,100,696	600,581
Foreign banks	228,322	361,499	228,322	361,499

Subtotal	1,343,322	1,062,056	1,343,322	1,062,056

Loans to customers, net
Commercial loans	11,527,694	12,832,455	11,473,251	12,695,722
Residential mortgage loans	4,182,587	4,713,805	4,201,091	4,760,593
Consumer loans	2,673,677	2,895,212	2,683,593	2,914,188

Subtotal	18,383,958	20,441,472	18,357,935	20,370,503

Total	20,757,382	22,759,284	20,817,893	22,688,315

Liabilities
Current accounts and other demand deposits	5,470,971	5,984,332	5,470,971	5,984,332
Transactions in the course of payment	72,684	51,898	159,218	51,898
Cash collateral on securities lent and reverse repurchase agreements	226,396	256,766	226,396	256,766
Saving accounts and time deposits	9,612,950	10,402,725	9,589,643	10,422,095
Borrowings from financial institutions	1,108,681	989,465	1,103,252	984,999
Other financial obligations	162,123	210,926	162,123	210,926

Subtotal	16,653,805	17,896,112	16,711,603	17,911,016

Debt issued
Letters of credit for residential purposes	85,967	67,514	87,088	70,351
Letters of credit for general purposes	29,229	18,977	29,610	19,775
Bonds	2,412,233	3,533,462	2,282,014	3,446,571
Subordinated bonds	746,504	747,007	726,369	739,184

Subtotal	3,273,933	4,366,960	3,125,081	4,275,881

Total	19,927,738	22,263,072	19,836,684	22,186,897

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

40.	Fair Value of Financial Assets and Liabilities, continued:

(vi)	Other assets and liabilities

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

The fair value of liabilities that do not have quoted market prices, it is based on discounted cash flows, using interest rates to similar terms.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

40.	Fair Value of Financial Assets and Liabilities, continued:

(vii)	Offsetting of financial assets and liabilities

In accordance with IAS 32 Financial Instruments: Presentation, the Bank should report financial assets and financial liabilities on a net basis on the balance sheet only if there is a legally enforceable right to set off the recognized amounts and there is intention to settle on a net basis, or to realize the asset and settle the liability simultaneously. Because Bank´s netting agreements do not qualify for balance sheet netting, it presents its financial instruments on a gross basis on the balance sheet.

The following table shows the impact of netting arrangements on all derivative financial instruments that are subject to enforceable master netting agreements or similar agreements (including financial collaterals), but do not qualify for balance sheet netting.

The “Net amounts” presented below are not intended to represent the Bank’s actual exposure to credit risk, as a variety of credit mitigation strategies are employed in addition to netting and collateral arrangements.

	Effects of offsetting on balance sheet			Related amount not offset
As of December 31, 2012	Gross amount MCh$	Amounts offset MCh$	Net amounts reported on the balance sheet MCh$	Financial Instruments MCh$	Financial Collateral MCh$	Net amount MCh$
Derivative financial assets	326,083	—	326,083	(147,241)	(42,635)	136,207
Derivative financial liabilities	380,322	—	380,322	—	—	380,322

	Effect of offsetting on balance sheet			Related amount not offset
As of December 31, 2013	Gross amount MCh$	Amounts offset MCh$	Net amounts reported on the balance sheet MCh$	Financial Instruments MCh$	Financial Collateral MCh$	Net amount MCh$
Derivative financial assets	374,687	—	374,687	(158,410)	(31,651)	184,626
Derivative financial liabilities	426,110	—	426,110	—	—	426,110

Derivative assets and liabilities

The “Financial Instruments” column identifies financial assets and liabilities that are subject to set off under netting agreements, such as the ISDA Master Agreement of derivative exchange or clearing counterparty agreements, whereby all outstanding transactions with the same counterparty could be offset and close-out netting applied across all outstanding transaction covered by the agreements if an event of default or other predetermined events occur (“early contract termination”).

Financial collateral refers to cash and non-cash collateral obtained, typically daily or weekly, to cover the net exposure between counterparties by enabling the collateral to be realized in an event of default or if other predetermined events occur (“early contract termination”).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

41.	Maturity of Assets and Liabilities:

The table below shows the classification of assets and liabilities as current and non-current as the balance sheet is presented in the order of liquidity without indicating this information.

	As of December 31, 2012
	Less than 12 months MCh$	Over 1 year MCh$	Total MCh$
Assets
Cash and due from banks	684,925	—	684,925
Transactions in the course of collection	310,077	—	310,077
Financial assets held-for-trading	159,682	—	159,682
Receivables from repurchase agreements and security borrowing	35,100	—	35,100
Derivative instruments	127,507	198,576	326,083
Loans in advance to banks	1,344,281	—	1,344,281
Loans to customers	8,062,399	10,709,362	18,771,761
Financial assets available-for-sale	787,053	485,263	1,272,316
Investments in other companies	—	11,674	11,674
Property and equipment	—	205,189	205,189
Investment properties	—	16,698	16,698
Intangible assets	—	75,610	75,610
Current tax assets	—	—	—
Deferred tax assets, net	—	55,801	55,801
Other assets	122,842	194,923	317,765

Total Assets	11,633,866	11,953,096	23,586,962

	As of December 31, 2013
	Less than 12 months MCh$	Over 1 year MCh$	Total MCh$
Assets
Cash and due from banks	873,308	—	873,308
Transactions in the course of collection	300,026	—	300,026
Financial assets held-for-trading	326,921	—	326,921
Receivables from repurchase agreements and security borrowing	82,422	—	82,422
Derivative instruments	90,042	284,645	374,687
Loans in advance to banks	1,063,348	—	1,063,348
Loans to customers	8,976,983	11,903,787	20,880,770
Financial assets available-for-sale	365,178	1,316,705	1,681,883
Investments in other companies	—	14,407	14,407
Property and equipment	—	197,578	197,578
Investment properties	—	16,317	16,317
Intangible assets	—	72,223	72,223
Current tax assets	—	—	—
Deferred tax assets, net	—	56,421	56,421
Other assets	140,579	233,408	373,987

Total Assets	12,218,807	14,095,491	26,314,298

(*)	The respective provisions, which amount to MCh$387,803 and MCh$439,298 in 2012 and 2013, respectively, for loans to customers and MCh$959 and MCh$1,292 for loans and advances to banks, have not been deducted from these balances.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

41.	Maturity of Assets and Liabilities, continued:

	As of December 31, 2012
	Less than 12 months MCh$	Over 1 year MCh$	Total MCh$
Liabilities
Current accounts and other demand deposits	5,470,971	—	5,470,971
Transactions in the course of payment	72,684	—	72,684
Payables from repurchase agreements and security lending	226,396	—	226,396
Saving accounts and time deposits	9,035,534	577,416	9,612,950
Derivative instruments	118,734	261,588	380,322
Borrowings from financial institutions	966,725	141,956	1,108,681
Debt issued	302,556	2,971,377	3,273,933
Other financial obligations	113,117	49,006	162,123
Current tax liabilities	—	23,189	23,189
Employee benefits	—	64,545	64,545
Provisions	—	141,839	141,839
Other liabilities	132,651	172,454	305,105

Total Liabilities	16,439,368	4,403,370	20,842,738

	As of December 31, 2013
	Less than 12 months MCh$	Over 1 year MCh$	Total MCh$
Liabilities
Current accounts and other demand deposits	5,984,332	—	5,984,332
Transactions in the course of payment	51,898	—	51,898
Payables from repurchase agreements and security lending	256,766	—	256,766
Saving accounts and time deposits	10,017,201	385,524	10,402,725
Derivative instruments	140,318	285,792	426,110
Borrowings from financial institutions	721,879	267,586	989,465
Debt issued	513,966	3,852,994	4,366,960
Other financial obligations	166,902	44,024	210,926
Current tax liabilities	—	7,131	7,131
Employee benefits	—	67,944	67,944
Provisions	—	154,650	154,650
Other liabilities	108,383	167,379	275,762

Total Liabilities	17,961,645	5,233,024	23,194,679

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

42.	Risk Management:

(1)	Introduction

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

42.	Risk Management, continued:

(1)	Introduction, continued

(a)	Risk Management Structure, continued

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

Each credit committee is responsible for defining the terms and conditions of acceptance of counterparty risks considered in the evaluation, and are comprised of members with sufficient powers for decision-making. The Corporate Risk Division participates in an independently and autonomously from commercial areas.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

42.	Risk Management, continued:

(1)	Introduction, continued

(a)	Risk Management Structure, continued

(iv)	Portfolio Risk Committee

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

42.	Risk Management, continued:

(1)	Introduction, continued

(a)	Risk Management Structure, continued

(vi)	Corporate Risk Division

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

42.	Risk Management, continued:

(1)	Introduction, continued

(c)	Measurement Methodology, continued

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

42.	Risk Management, continued:

(2)	Credit Risk, continued

Individual and SME (Small and Medium Enterprises) Banking

(a)	Approval Process

Examination and approval of Bank loans operating under a differentiated approach, because there are different nature of the segments, which it characterizes by different basics in its variables of explanation of its financial structure and repayment ability. The areas involved in each approval process are:

•	Politicies and procedures

•	Specialization and experience level of participant of the process

•	Types and depth of technological platforms required

•	Type of model/indicators predictives for each segments (Scoring or Rating)

Automated Model

This methodology is recursively used in segments of individuals without commercial business of Commercial Banking and Bank Credichile. It applies models that must qualify three important dimensions for assess massive requests of credits:

According to the mentioned above there are three areas relevant to the admissions process:

Minimum credit profile (scoring)

Borrowing Limits (exposure)

Target Market

The credit profile is evaluated using statistics models of “Credit Scoring”, which are different for Commercial Area and Credichile, and also are segmented and specifics for different types of clients.

The predictive ability of the models is fundamental to do successful risk management during different economics cycles, which force to be permanently reviewed actual market conditions.

For ensure high standards in quality of information of customers, Risk area consolidates an important volume of input data to our clients system and also it has permanent process of revision or audits to verify the correct application of process of credit.

Definition of target market is an elemental dimension to guide the commercial efforts and business strategies. An offer of products more efficiently, it allows maximizing the individual exposition and expected returns.

Parametric Model:

The SME segment is a segment that has developed assessment schemes and ad hoc admission to their characteristics. This segment has defined a parametric model that is responsible for mass segment features a segment as well as case by case analysis. This model considers the evaluation of customers based on three pillars. These are payment behavior, internal and external, financial reporting analysis and evaluation of the client’s business. This process yields a parametric evaluation category that summarizes the credit quality of the customer through a rating, which is linked directly to the powers of credit required for each operation.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

42.	Risk Management, continued:

(2)	Credit Risk, continued

Individual and SME (Small and Medium Enterprises) Banking, continued

(a)	Approval Process, continued

Some cases occur in which lower level of information available and/or economic sector, do not have a rating, in such cases being managed directly by the Risk area, which makes the credit assessment criteria applying their expert. Note that internal audits are performed on an ongoing basis to ensure the quality of the information used in the preparation of Rating.

Additionally, the Corporate Risk Division supports business significantly through the process of pre-approval of loans to customers, to optimize the relation of risk-return of these segments. Thus, both in retail market and in small and medium enterprises, there are specialized units that generate credit offers, according to predefined strategies for different group of clients, using statistic models, which it is modifying, depending of evolution of macroeconomics variables and the behavior of that group. These offers of credits and operations approval are supported by the constitution of collateral.

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

•	Approval and rejection rates applications submitted in the first instance and through appeal, with openings of approvers, branches, etc.

•	Follow-up mortgage portfolio in according of policy variables, financing tranches (Loan to Value), deadlines, relation dividend / income customers, segments, income brackets, etc.

•	Risk segmentation strategies for collection processes and policies to better integrate loan approval and monitoring processes, aligned behind single vision of customer credit fundamentals

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

42.	Risk Management, continued:

(2)	Credit Risk, continued

Corporate Banking

(a)	Approval Process

Case by case model:

This type of analysis applies to wholesale market, corporations and real-state. Consist in individual assessment expert, which provides the level of risk, terms, transaction amount and complexity and perspective of the business, among other variables. This approval process is also supported by a rating model which gives a more uniform assessment and determines the level of credit. In this sense there are a process and consolidated team with high level of experience and expertise in approving appropriations for the various segments and sectors in which the Bank participates, with a perspective of medium and long term respect different industries and clients. Additionally, to make more effective the admission process, improving quality of assessment and optimizing times of responses to clients, the process of data collection, analysis and discussion of the proposed credit are supported by the areas of credit risk.

(b)	Control and Follow up

In the wholesale business segment, control and follow-up are realized through a combination of reviews. The most relevant are the following:

•

Delinquencies management, supported by the information of predictive indicators of risk level, with follow up and action plans in the case of more important clients, also manage of different strategies of early collection.

•	Structured controls of clients with credit covenants

•	Quick review of the portfolio, determining clients potentially affected by a price change of any macroeconomic variable in specific sector or segment.

•	Systematic follow up of variables of credit behavior and financial figures of the corporations, as well as particular conditions and restrictions of credits.

•

Management portfolio classification, which determines risk and required rate of provision, according to general rules established by the Superintendency of Banks and Financial Institutions and specific criteria set out in the Bank, allowing correct application over special clients.

•	Management portfolio in special follow up (Vigilance), through committee periodic and permanent monitoring, allowing establish action plans for entities that presents risk alerts.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

42.	Risk Management, continued:

(2)	Credit Risk, continued

(c)	Derivative Instruments

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

Credit mitigating conditions for derivative transactions, such as thresholds, margin calls, etc. have become popular in the local financial markets. Collateral agreements have been demanded by certain banks for inter-banking transactions but the effective application of netting in the case of bank’s default in Chile is doubtful; in fact, Chilean Bank Law allows the intervention of bank under stress by regulatory entities previous to the execution of the default. Therefore, we are not considering credit mitigations for transactions with banks domiciled in Chile. Conversely, netting is possible with non-banking corporations and there are a few corporate customers that have accepted credit mitigations conditions. In any case, all transactions are documented under a regular Master Agreement, which has been reviewed by the local regulatory entities.

Derivatives transactions closed with counterparts residing abroad (mostly global banks) are documented utilizing ISDA and CSA. Netting and cash collateral above a certain threshold level are the typical credit mitigations in place for this kind of transactions.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

42.	Risk Management, continued:

(2)	Credit Risk, continued

The following tables show credit risk exposure per balance sheet item, including derivatives, detailed by both geographic region and industry sector as of December 31, 2012:

	Chile	United States	Brazil	Other	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets
Cash and Due from Banks	499,473	167,186	—	18,266	684,925

Financial Assets held-for-trading	—	—	—	—	—
From the Chilean Government and Central Bank of Chile	72,379	—	—	—	72,379
Other instruments issued in Chile	87,303	—	—	—	87,303
Instruments issued abroad	—	—	—	—	—

Subtotal	159,682	—	—	—	159,682

Cash collateral on securities borrowed and reverse repurchase agreements	35,100	—	—	—	35,100

Derivative Contracts for Trading Purposes
Forwards	54,438	2,652	—	9,662	66,752
Swaps	99,245	123,676	—	35,575	258,496
Call Options	439	—	—	33	472
Put Options	341	—	—	—	341
Futures	—	—	—	—	—
Other	—	—	—	—	—

Subtotal	154,463	126,328	—	45,270	326,061

Hedge Derivative Contracts
Forwards	—	—	—	—	—
Swaps	22	—	—	—	22
Call Options	—	—	—	—	—
Put Options	—	—	—	—	—
Futures	—	—	—	—	—
Other	—	—	—	—	—

Subtotal	22	—	—	—	22

Loans and advances to Banks
Central Bank of Chile	1,100,696	—	—	—	1,100,696
Domestic banks	14,309	—	—	—	14,309
Foreign banks	80,458	—	109,505	39,313	229,276

Subtotal	1,195,463	—	109,505	39,313	1,344,281

Loans to Customers (before allowances for loans losses)
Commercial loans	11,580,495	17,534	15,507	128,044	11,741,580
Residential mortgage loans	4,198,667	—	—	—	4,198,667
Consumer loans	2,831,514	—	—	—	2,831,514

Subtotal	18,610,676	17,534	15,507	128,044	18,771,761

Financial Assets Available-for-Sale
from the Chilean Government and Central Bank of Chile	251,784	—	—	—	251,784
Other instruments issued in Chile	932,028	—	—	—	932,028

Instruments issued abroad	—	83,759	4,745	—	88,504

Subtotal	1,183,812	83,759	4,745	—	1,272,316

Financial assets held-to-Maturity	—	—	—	—	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

42.	Risk Management, continued:

	Financial Services MCh$	Government MCh$	Retail (Individuals) MCh$	Trade MCh$	Manufacturing MCh$	Mining MCh$	Electricity, Gas and Water MCh$	Agriculture and Livestock MCh$	Forestry MCh$	Fishing MCh$	Transportation and Telecom MCh$	Construction MCh$	Services MCh$	Other	Total
Financial Assets
Cash and Due from Banks	216,843	—	—	—	—	—	—	—	—	—	—	—	—	468,082	684,925

Financial Assets held-for-trading														72,379	72,379
from the Chilean Government and Central Bank of Chile	87,115	—	—	—	—	—	—	—	—	—	—	—	—	188	87,303
Other instruments issued in Chile	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Instruments issued abroad	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Subtotal	87,115	—	—	—	—	—	—	—	—	—	—	—	—	72,567	159,682

Cash collateral on securities borrowed and reverse repurchase agreements Payables	25,979	—	2,280	3,212	—	—	—	160	—	—	—	1,854	1,615	—	35,100

Derivative Contracts for Trading Purposes
Forwards	61,699	—	1	3,092	1,084	53	75	321	—	114	207	13	93	—	66,752
Swaps	232,459	—	—	6,039	5,447	725	4,986	1,819	—	279	5,569	963	210	—	258,496
Call Options	354	—	—	92	26	—	—	—	—	—	—	—	—	—	472
Put Options	85	—	—	215	27	—	—	—	9	5	—	—	—	—	341
Futures	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Subtotal	294,597	—	1	9,438	6,584	778	5,061	2,140	9	398	5,776	976	303	—	326,061

Hedge Derivative Contracts
Forwards	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Swaps	22	—	—	—	—	—	—	—	—	—	—	—	—	—	22
Call Options	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Put Options	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Futures	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Subtotal	22	—	—	—	—	—	—	—	—	—	—	—	—	—	22

Loans and advances to Banks
Central Bank of Chile	—	—	—	—	—	—	—	—	—	—	—	—	—	1,100,696	1,100,696
Domestic banks	14,309	—	—	—	—	—	—	—	—	—	—	—	—		14,309
Foreign banks	229,276	—	—	—	—	—	—	—	—	—	—	—	—		229,276

Subtotal	243,585	—	—	—	—	—	—	—	—	—	—	—	—	1,100,696	1,344,281

Loans to Customers, Net
Commercial loans (*)
Residential mortgage loans	6,609		3,503,474	80,676	15,970	2,702		27,697		1,840	23,934	17,322	105,181	413,262	4,198,667
Consumer loans	3,131		2,557,411	40,109	9,400	1,532	5	33,664		840	16,280	9,870	38,440	120,832	2,831,514
Financial Assets Available-for-Sale
from the Chilean Government and Central Bank of Chile	—	—	—	—	—	—	—	—		—	—	—	—	251,784	251,784
Other instruments issued in Chile	809,035	—	—	18,262	—	5,024	41,309	—	44,303	—	7,640	—	2,164	4,291	932,028
Instruments issued abroad	88,504	—	—	—	—	—	—	—	—	—	—	—	—	—	88,504

Subtotal	897,539	—	—	18,262	—	5,024	41,309	—	44,303	—	7,640	—	2,164	256,075	1,272,316

Financial assets held-to-Maturity	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

(*)	See commercial loans by industry sector in Note 11(e).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

42.	Risk Management, continued:

The following tables show credit risk exposure per balance sheet item, including derivatives, detailed by both geographic region and industry sector as of December 31, 2013:

	Chile	United States	Brazil	Other	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets
Cash and Due from Banks	582,022	268,217	—	23,069	873,308

Financial Assets held-for-trading
from the Chilean Government and Central Bank of Chile	64,937	—	—	—	64,937
Other instruments issued in Chile	261,984	—	—	—	261,984
Instruments issued abroad	—	—	—	—	—

Subtotal	326,921	—	—	—	326,921

Cash collateral on securities borrowed and reverse repurchase agreements	82,422	—	—	—	82,422

Derivative Contracts for Trading Purposes
Forwards	28,701	1,833	—	11,139	41,673
Swaps	158,810	88,495	—	44,124	291,429
Call Options	2,241	—	—	60	2,301
Put Options	525	—	—	75	600
Futures	—	—	—	—	—
Others	—	—	—	—	—

Subtotal	190,277	90,328	—	55,398	336,003

Hedge Derivative Contracts
Forwards	—	—	—	—	—
Swaps	2,992	3,971	—	31,721	38,684
Call Options	—	—	—	—	—
Put Options	—	—	—	—	—
Futures	—	—	—	—	—
Others	—	—	—	—	—

Subtotal	2,992	3,971	—	31,721	38,684
Loans and advances to Banks
Central Bank of Chile	600,581	—	—	—	600,581
Domestic banks	100,012	—	—	—	100,012
Foreign banks	—	—	254,977	107,778	362,755

Subtotal	700,593	—	254,977	107,778	1,063,348

Loans to Customers (before allowances for loans losses)
Commercial loans	12,577,004	51,268	270,480	180,221	13,078,973
Residential mortgage loans	4,732,307	—	—	—	4,732,307
Consumer loans	3,069,490	—	—	—	3,069,490

Subtotal	20,378,801	51,268	270,480	180,221	20,880,770

Financial Assets Available-for-Sale
from the Chilean Government and Central Bank of Chile	586,408	—	—	—	586,408
Other instruments issued in Chile	1,019,253	—	—	—	1,019,253
Instruments issued abroad	—	71,533	4,689	—	76,222

Subtotal	1,605,661	71,533	4,689	—	1,681,883

Financial assets held-to-Maturity	—	—	—	—	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

42.	Risk Management, continued:

	Financial Services MCh$	Government MCh$	Retail (Individuals) MCh$	Trade MCh$	Manufacturing MCh$	Mining MCh$	Electricity, Gas and Water MCh$	Agriculture and Livestock MCh$	Forestry MCh$	Fishing MCh$	Transportation and Telecom MCh$	Construction MCh$	Services MCh$	Other MCh$	Total MCh$
Financial Assets
Cash and Due from Banks	801,521	71,787	—	—	—	—	—	—	—	—	—	—	—	—	873,308

Financial Assets held-for-trading
from the Chilean Government and Central Bank of Chile	—	64,937	—	—	—	—	—	—	—	—	—	—	—	—	64,937
Other instruments issued in Chile	257,523	—	—	—	—	—	—	—	—	—	—	—	—	4,461	261,984
Instruments issued abroad	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Subtotal	257,523	64,937	—	—	—	—	—	—	—	—	—	—	—	4,461	326,921

Cash collateral on securities borrowed and reverse repurchase agreements Payables	82,422	—	—	—	—	—	—	—	—	—	—	—	—	—	82,422

Derivative Contracts for Trading Purposes
Forwards	34,384	—	13	1,024	2,885	1,050	25	694	—	546	450	11	105	486	41,673
Swaps	233,083	—	—	7,470	6,613	249	11,660	26,420	—	182	2,353	2,050	1,224	125	291,429
Call Options	446	—	—	647	1,017	—	—	48	—	—	60	8	75	—	2,301
Put Options	322	—	—	231	42	—	—	—	—	—	—	4	—	1	600
Futures	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Subtotal	268,235	—	13	9,372	10,557	1,299	11,685	27,162	—	728	2,863	2,073	1,404	612	336,003

Hedge Derivative Contracts
Forwards	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Swaps	38,684	—	—	—	—	—	—	—	—	—	—	—	—	—	38,684
Call Options	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Put Options	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Futures	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Subtotal	38,684	—	—	—	—	—	—	—	—	—	—	—	—	—	38,684

Loans and advances to Banks
Central Bank of Chile	—	600,581	—	—	—	—	—	—	—	—	—	—	—	—	600,581
Domestic banks	100,012	—	—	—	—	—	—	—	—	—	—	—	—	—	100,012
Foreign banks	362,755	—	—	—	—	—	—	—	—	—	—	—	—	—	362,755

Subtotal	462,767	600,581	—	—	—	—	—	—	—	—	—	—	—	—	1,063,348

Loans to Customers, Net
Commercial loans (*)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Residential mortgage loans	9,393	—	3,976,564	90,981	18,879	3,221	—	28,928	—	1,777	26,801	19,539	148,419	407,805	4,732,307
Consumer loans	12,827	—	2,772,544	41,052	9,537	1,683	18	34,650	—	823	16,920	10,320	51,633	117,483	3,069,490
Financial Assets Available-for-Sale
from the Chilean Government and Central Bank of Chile	—	586,408	—	—	—	—	—	—	—	—	—	—	—	—	586,408
Other instruments issued in Chile	856,120	—	—	15,826	—	13,750	36,861	49	72,804	—	—	1,671	—	22,172	1,019,253
Instruments issued abroad	76,222	—	—	—	—	—	—	—	—	—	—	—	—	—	76,222

Subtotal	932,342	586,408	—	15,826	—	13,750	36,861	49	72,804	—	—	1,671	—	22,172	1,681,883

Financial assets held-to-Maturity	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

(*)	See commercial loans by industry sector in Note 11(e).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

42.	Risk Management, continued:

(2)	Credit Risk, continued

(e)	Collaterals and Other Credit Enhancements

The following table contains a detail of the type of collateral that are maintained for mitigate the exposure to credit risk:

		Value of collateral and credit enhancements held as of December 31, 2012
Loans to customers:	Maximum exposure to credit risk MCh$	Mortgages MCh$	Pledge(*) MCh$	Securities MCh$	Warrants MCh$	Others MCh$	Net collateral MCh$	Net exposure MCh$
Corporate lending	9,282,374	2,469,231	301,956	855,479	2,665	297,317	3,926,648	5,355,726
Small business lending	2,459,206	1,638,485	63,593	42,642	—	50,497	1,795,217	663,989
Consumer lending	2,831,514	228,946	8,331	3,569	—	15,983	256,829	2,574,685
Mortgage lending	4,198,667	3,965,927	388	957	—	—	3,967,272	231,395

Total	18,771,761	8,302,589	374,268	902,647	2,665	363,797	9,945,966	8,825,795

		Fair value of collateral and credit enhancements held as of December 31, 2013
Loans to customers:	Maximum exposure to credit risk MCh$	Mortgages MCh$	Pledge(*) MCh$	Securities MCh$	Warrants MCh$	Others MCh$	Net collateral MCh$	Net exposure MCh$
Corporate lending	9,739,552	2,584,481	295,387	927,826	2,292	468,023	4,278,009	5,461,543
Small business lending	3,339,421	1,793,299	71,596	313,326	—	42,350	2,220,571	1,118,850
Consumer lending	3,069,490	248,625	8,404	4,357	—	18,262	279,648	2,789,842
Mortgage lending	4,732,307	4,365,861	242	1,054	—	—	4,367,157	365,150

Total	20,880,770	8,992,266	375,629	1,246,563	2,292	528,635	11,145,385	9,735,385

(*)	Includes agricultural and industrial pledges and pledges without conveyance

The above table presents the value of collateral that the Bank uses for mitigate the exposure risk. These value corresponds to a value that is generally assessed, at a minimum, at inception by a certified appraiser and later, this amount is adjusted by a financial model that considers several different factors (see note 2 (h)).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

42.	Risk Management, continued:

(2)	Credit Risk, continued

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

42.	Risk Management, continued:

(2)	Credit Risk, continued

(f)	Credit Quality by Asset Class, continued:

The following table shows credit quality by asset class for balance sheet items, based on the Bank’s credit rating system.

	As of December 31, 2012
	Individual Portfolio			Group Portfolio
	Normal	Substandard	Non-complying	Normal	Non-complying	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets
Loans and advances to banks
Central Bank of Chile	1,100,696	—	—	—	—	1,100,696
Domestic banks	14,309	—	—	—	—	14,309
Foreign banks	229,276	—	—	—	—	229,276

Subtotal	1,344,281	—	—	—	—	1,344,281

Loans to customers (before allowances for loan losses)
Commercial loans	9,331,413	204,371	148,798	1,864,800	185,988	11,735,370
Residential mortgage loans	—	—	—	4,149,264	49,403	4,198,667
Consumer loans	—	—	—	2,651,351	186,373	2,837,724

Subtotal	9,331,413	204,371	148,798	8,665,415	421,764	18,771,761

	As of December 31, 2013
	Individual Portfolio			Group Portfolio
	Normal	Substandard	Non-complying	Normal	Non-complying	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets
Loans and advances to banks
Central Bank of Chile	600,581	—	—	—	—	600,581
Domestic banks	100,012	—	—	—	—	100,012
Foreign banks	362,755	—	—	—	—	362,755

Subtotal	1,063,348	—	—	—	—	1,063,348

Loans to customers (before allowances for loan losses)
Commercial loans	10,482,877	224,447	155,324	2,011,162	205,163	13,078,973
Residential mortgage loans	—	—	—	4,662,977	69,330	4,732,307
Consumer loans	—	—	—	2,856,365	213,125	3,069,490

Subtotal	10,482,877	224,447	155,324	9,530,504	487,618	20,880,770

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

42.	Risk Management, continued:

(2)	Credit Risk, continued

(f)	Credit Quality by Asset Class, continued:

Substandard and Non-Complying loans

The following table shows the conciliation between Normal and Impaired Portfolio and classification criteria of impaired loans, which includes some categories of substandard loans:

	December	December
	2012 MCh$	2013 MCh$
Individual Portfolio
Substandard (categories B1 – B4)	204,371	224,447
Non-complying (categories C1 – C6)	148,798	155,324
Group Portfolio
Non-complying	421,764	487,618

Total substandard and non-complying categories (from B1 to C6)	774,933	867,389
Total impaired loans (categories B3 – C6)	619,023	725,899

Normal portfolio (categories B1 – B2)	155,910	141,490

Categories B3 to C6 present objective evidence of impairment, as a result of the occurrence of one or more conditions or events described below, according to paragraph 59 of IAS 39.

Related to categories B1 and B2 correspond to debtors who have sufficient credit quality, so these categories are not considered impaired.

The classification criteria are the following:

Categories		Criteria
B1 – Normal	•	Vulnerable ability to make payments, with some difficult in some of them, but debtor regularized payments on a timely basis

B2 – Normal	•	Debtor with low but sufficient credit quality

B3 – Impaired	•	Debtor with a very low credit quality

	•	Weak ability to make payments, and it has shown delinquency in its payments, may need a financial restructuring

B4 – Impaired	•	Debtor with minimum credit quality

	•	This debtor type presents a history of negative behaviors in the past 12 months

C1-C6 Impaired	•	These categories include debtors and their credits, the recovery of which is considered remote, as they present a deteriorating or no ability to pay

	•	Debtors with obvious signs of possible bankruptcy, as well as those debtors where a forced restructuring of debt is necessary to avoid default

	•	These categories comprise all loans outstanding from debtors that have at least one installment payment of interest or principal overdue for 90 days or more

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

42.	Risk Management, continued:

(f)	Credit Quality by Asset Class, continued:

Analysis of age of past due portfolio loans by type of credit of default:

Terms:

Default 1: 1 to 29 days

Default 2: 30 to 59 days

Default 3: 60 to 89 days

As of December 31, 2012:

	Default 1 MCh$	Default 2 MCh$	Default 3 MCh$	Total MCh$
Loans and advances to banks	52	—	—	52
Commercial loans	23,049	20,677	3,774	47,500
Import-export financing	22,717	102	193	23,012
Factoring transactions	38,976	6,289	1,061	46,326
Commercial lease transactions	2,551	750	366	3,667
Other loans and receivables	1,269	1,050	920	3,239
Residential mortgage loans	1,111	647	457	2,215
Consumer loans	16,010	6,775	6,873	29,658

Total	105,735	36,290	13,644	155,669

As of December 31, 2013:

	Default 1 MCh$	Default 2 MCh$	Default 3 MCh$	Total MCh$
Loans and advances to banks	1,515	—	—	1,515
Commercial loans	23,699	8,281	4,737	36,717
Import-export financing	34,906	230	368	35,504
Factoring transactions	30,158	5,754	1,606	37,518
Commercial lease transactions	2,660	970	723	4,353
Other loans and receivables	837	808	533	2,178
Residential mortgage loans	1,016	642	428	2,086
Consumer loans	19,539	8,148	7,564	35,251

Total	114,330	24,833	15,959	155,122

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

42.	Risk Management, continued:

(f)	Credit Quality by Asset Class, continued:

As of December 31, the aging analysis of loans is as follows:

	Past due but not impaired
As of December 31,	Neither past due or impaired MCh$	Up to 30 days MCh$	Over 30 days and up to 60 days MCh$	Over 60 days and up to 90 days MCh$	Over 90 days and up to 120 days MCh$	Over 120 days MCh$	Total MCh$
2013	20,633,029	114,490	24,774	15,789	8,886	83,802	20,880,770
2012	18,587,726	69,796	30,146	12,597	8,816	62,680	18,771,761

(g)	Collateral

The value of collateral maintained by the Bank for loans individually classified as impaired as of December 31, 2012 and 2013 is MCh$29,952 and MCh$91,105, respectively.

The value of collateral maintained by the Bank for loans over-due but non-impaired as of December 31, 2012 and 2013 is MCh$214,093 and MCh$249,058, respectively.

(h)	Assets Received in Lieu of Payment

The Bank has received assets in lieu of payment totaling MCh$2,556and MCh$3,012 as of December 31, 2012 and 2013, respectively, the majority of which are properties. All of these assets are managed for sale.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

42.	Risk Management, continued:

(g)	Renegotiated Assets

The impaired loans are considered to be renegotiated when the corresponding financial commitments are restructured and the Bank assesses the probability of recovery as sufficiently high.

The following table details the book value of loans with renegotiated terms per financial asset class:

	2012	2013
	MCh$	MCh$
Financial assets
Loans and advances to banks
Domestic banks	—	—
Foreign banks	—	—

Subtotal	—	—
Loans to customers, net		—
Commercial loans	149,323	163,827
Residential mortgage loans	23,132	21,411
Consumer loans	220,451	311,363

Subtotal	392,906	496,601

Total renegotiated financial assets	392,906	496,601

The Bank evaluates allowances loan losses in two segments: individually assessed allowances loan losses and group assessed allowances loan losses, which are described in more detail in Note 2(h).

Complementary Information

The renegotiated portfolio of Banco de Chile represents 2.37% of the total loans and the redefault rate of these loans for retail segment is 27.85% as of December 31, 2013 (the Bank does not have this information for other segments for internal purposes).

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

42.	Risk Management, continued:

(g)	Renegotiated Assets, continued

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

Credit risk exposure generated by contingent obligations is disclosed in Note 27.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

42.	Risk Management, continued:

(3)	Market Risk

Market Risk is referred as to the potential loss the Bank may incur due to the scarcity of liquidity or due to an adverse change of market factors levels (such as FX rates, equity prices, interest rates, options volatility, etc).

(a)	Liquidity Risk:

Liquidity Risk Measurement and Limits

The Bank measure and control the Trading Liquidity risk for trading portfolios by establishing: DV01 limits to certain specific tenors for each yield curve, limits to spot positions for FX or Equity portfolios and vega limits to FX options portfolios. Trading Liquidity for debt instruments that are part of the Accrual Book is not limited explicitly, taking into account that in this case the positions are expected to be held until medium term or even until maturity.

Funding Liquidity is controlled and limited using the regulatory C08 Index report.

The SBIF sets the following limits for the C08 index:

Foreign Currency balance sheet:	1-30 days C08 index < 1x TIER 1 Capital
All Currencies balance sheet:	1-30 days C08 index < 1x TIER 1 Capital
All Currencies balance sheet:	1-90 days C08 index < 2x TIER 1 Capital

The SBIF authorized Banco de Chile to utilize the C08 Adjusted Index report, which includes, in addition to the regular report, behavioral maturity assumptions for some specific balance sheet items, such as roll-over or evergreen pattern for some portion of the loan portfolio; some portion of the demand deposits are considered core and therefore no withdrawal is reported, etc.

As of December 31, 2013, the 1-30 days Adjusted C08 Index for the foreign currency balance sheet items was slightly lower than -0.01. The 1-30 days Adjusted C08 Index for all currencies balance sheet items on that date is reported as 0.16; the value of the same index for the period 1 to 90 days is 0.64.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

42.	Risk Management, continued:

(3)	Market Risk, continued:

(a)	Liquidity Risk, continued

The maturity profile of the consolidated financial liabilities of Banco de Chile and its subsidiaries, as of 2012 and 2013 end-of-year, is detailed below:

	Up to 1 month MCh$	Between 1 and 3 months MCh$	Between 3 and 12 months MCh$	Between 1 and 3 years MCh$	Between 3 and 5 years MCh$	More than 5 years MCh$	Total MCh$
Liabilities as of December 31, 2012
Current accounts and other demand deposits	5,470,971	—	—	—	—	—	5,470,971
Transactions in the course of payment	159,218	—	—	—	—	—	159,218
Accounts Payable from repurchase agreements and security lending	226,396	—	—	—	—	—	226,396
Savings accounts and time deposits	4,271,345	2,508,688	2,814,055	393,247	279	30	9,987,644
Derivative instruments	231,117	134,729	321,148	244,826	132,688	236,071	1,300,579
Borrowings from financial institutions	135,353	176,467	630,745	141,444	—	—	1,084,009
Other financial obligations	875,866	606,008	499,644	832,427	691,489	2,267,548	5,772,982
Debt issued in foreign currency different USD	234	469	6,075	65,891	21,564	110,414	204,647

Total undiscounted financial liabilities (excluding derivatives with offsetting agreements)	11,370,500	3,426,361	4,271,667	1,677,835	846,020	2,614,063	24,206,446

Derivatives with offsetting agreements	154,600	79,406	256,717	425,612	229,070	434,677	1,580,082

	Up to 1 month MCh$	Between 1 and 3 months MCh$	Between 3 and 12 months MCh$	Between 1 and 3 years MCh$	Between 3 and 5 years MCh$	More than 5 years MCh$	Total MCh$
Liabilities as of December 31, 2013
Current accounts and other demand deposits	5,984,332	—	—	—	—	—	5,984,332
Transactions in the course of payment	126,343	—	—	—	—	—	126,343
Accounts Payable from repurchase agreements and security lending	259,688	—	—	—	—	—	259,688
Savings accounts and time deposits	5,009,358	2,351,121	3,005,112	213,203	145	31	10,578,970
Derivative instruments	301,981	159,374	293,688	236,384	244,998	377,838	1,614,263
Borrowings from financial institutions	95,776	361,825	262,142	—	—	—	719,743
Other financial obligations	267,881	144,898	259,689	826,803	803,737	2,500,987	4,803,995
Debt issued in foreign currency different USD	437	770	70,215	204,925	248,714	345,363	870,424

Total undiscounted financial liabilities (excluding derivatives with offsetting agreements)	12,045,796	3,017,988	3,890,846	1,481,315	1,297,594	3,224,219	24,957,758

Derivatives with offsetting agreements	45,775	188,282	513,583	688,081	519,512	899,830	2,855,063

The Loans-to-deposit ratio for 2012 and 2013 is detailed below:

Loans-to-Deposit Ratio

	December 31, 2012	December 31, 2013
Maximum	2.35	2.47
Minimum	2.20	2.28
Average	2.31	2.38

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

42.	Risk Management, continued:

(3)	Market Risk, continued

(a)	Liquidity Risk, continued:

Banco de Chile has established internal liquidity metrics, in addition to those required by the regulatory entities, with the objective of covering other dimensions of liquidity risk, such as large funds providers diversification; maturity concentration triggers; etc. These and other financial ratios are monthly monitored in order to early detect structural changes of the balance sheet profile. Additionally, the bank is closely monitoring market triggers, such as interest rates levels, intervention of the markets made by the Central Bank, the 5-year Chile CDS spread, etc. These allow the bank to early prevent systemic crisis due to market conditions.

(b)	Price Risk:

Price Risk Measurement and Limits

The Price Risk measurement and management processes are implemented utilizing various internal metrics and reports. These are built for the Trading portfolio and separately for the Bank book (also referred as to the Accrual book). In addition to this, and just on supplementary basis, the bank submits regulatory reports to the corresponding regulatory entities.

The regulatory risk measurement for the Trading portfolio (SBIF C41 report) is made by using standardized methodologies provided by the regulatory entities (Central Bank of Chile and SBIF), which are adopted from BIS 1993 standardized methodologies for the risk measurement of such portfolios. The referred methodologies estimate the potential loss that the Bank may incur, considering standardized fluctuations of the relevant market factors (FX rates, interest rates, volatility, etc.) that may adversely impact the value of the Trading portfolios. The interest rate shifts are provided by the regulatory entity; in addition, conservative correlation factors are included in order to include non-parallel yield curve shifts reflecting steepening and flattening behaviors. The impact due to FX open positions is obtained by using large FX rate fluctuations (8% for liquid FX rates and 30% for illiquid FX rates). Gamma and vega impacts are also included for options portfolios using simple approaches. The SBIF does not establish a separate limit for this particular risk but a global one that includes this risk (also called Market Risk Equivalent or ERM) and the Risk Weighted Assets (also called RAAP assets). The sum of ERM and the 10% of the RAAP assets cannot exceed the 100% of the bank’s Tier2 Capital. In the future, the Operational Risk will be included to the above sum.

Additionally, the Bank has established internal limits for the Trading Book. In fact, there are limits for the FX net open positions (FX delta), for the interest rate sensitivities generated by the derivatives and debt securities portfolios (DV01 or also referred as to rho) and for the FX volatility sensitivity (vega). Limits are established on an aggregate basis but also for some specific repricing tenor points. The use of these limits are monitored, controlled and reported on a daily basis by independent parties to the senior management of the Bank. The internal governance framework also establishes that these limits are approved by the board and must be reviewed at least annually.

The Bank utilizes the parametric VaR (Value-at-Risk or VaR) as the risk measurement tool for the trading portfolio exposures. The model includes 99% confidence level; overnight volatility of market factors fluctuations and correlations between them are obtained from historical closing rates observed the most recent one-year period. This VaR number is escalated by 22 days (a calendar month) for reporting purposes.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

42.	Risk Management, continued:

(3)	Market Risk, continued

(b)	Price Risk, continued:

The regulatory risk measurement for the Bank Book (SBIF C40 report) due to interest rate fluctuations is made by using standardized methodologies provided by the regulatory entities (Central Bank of Chile and SBIF). The report includes models for reporting interest rate gaps and standardized adverse interest rate fluctuations. In addition to this, the regulatory entity has requested from banks to establish internal limits for this regulatory risk measurement. Limits must be established separately for short term and long term portfolios. The short term risk limit must be expressed as a percentage of the NIM and the long term risk limit as a percentage of the Tier-2 Capital. The bank is currently using 25% for both limits. The use of these limits during 2013 is illustrated below:

	Banking Risk Book Short term	Banking Risk Book Long Term
Maximum Use	11.4%	18.1%
Average Use	9.6%	17.4%
Minimum Use	8.1%	16.8%

Additionally, the Bank utilizes build-in models for measuring, limiting, controlling and reporting interest rate exposures (IRE) and interest rate risks (also called Earnings at Risk or EaR) for the Accrual Book. The Accrual book includes all balance sheet items (even some items that are excluded by the regulators in the analysis of the Bank Book, such as Capital and Fixed Assets, for example). The internal models consider a more comprehensive and detailed analysis of interest rates fluctuations, exchange rates and inflation than the SBIF C40 report required by regulators.

In addition to the above, the Market Risk Policy of Banco de Chile enforces to perform daily stress tests for trading portfolios and on a monthly basis for accrual portfolios. The output of the stress testing process is compared to corresponding trigger levels: in the case triggers are breached, the senior management is notified in order to implement further actions, if necessary. Moreover, intra-month actual P&L for trading activities is compared to some trigger levels: escalation to senior levels is also done when breaches occur.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

42.	Risk Management, continued:

(3)	Market Risk, continued:

(b)	Price Risk, continued

The following table illustrates the interest rate positions of the Bank Book (repricing tenors) as of December 31, 2012 and 2013:

Accrual Book Interest Rate Exposure by Maturity

	Up to 1 month MCh$	Between 1 and 3 months MCh$	Between 3 and 12 months MCh$	Between 1 and 3 years MCh$	Between 3 and 5 years MCh$	More than 5 years MCh$	Total MCh$
Assets as of December 31, 2012
Cash and due from banks	653,511	—	—	—	—	—	653,511
Transactions in the course of collection	366,036	—	—	—	—	—	366,036
Accounts receivable from repurchase agreements and security borrowing	582	—	—	—	—	—	582
Derivative instruments	128,964	81,085	150,971	7,463	21,564	110,414	500,461
Loans and advances to banks	1,152,648	14,731	178,761	—	—	—	1,346,140
Loans to customers, net	3,172,424	2,390,933	4,769,542	4,329,131	2,083,220	5,314,078	22,059,328
Financial assets available-for-sale	57,370	178,055	381,448	235,786	192,490	323,967	1,369,116
Financial assets held-to-maturity	—	—	—	—	—	—	—

Total assets	5,531,535	2,664,804	5,480,722	4,572,380	2,297,274	5,748,459	26,295,174

	Up to 1 month MCh$	Between 1 and 3 months MCh$	Between 3 and 12 months MCh$	Between 1 and 3 years MCh$	Between 3 and 5 years MCh$	More than 5 years MCh$	Total MCh$
Assets as of December 31, 2013
Cash and due from banks	848,757	—	—	—	—	—	848,757
Transactions in the course of collection	360,806	—	—	—	—	—	360,806
Accounts receivable from repurchase agreements and security borrowing	54,591	—	—	—	—	—	54,591
Derivative instruments	361,734	86,268	176,636	80,287	258,915	374,745	1,338,585
Loans and advances to banks	791,728	117,220	156,297	—	—	—	1,065,245
Loans to customers, net	3,457,101	2,743,019	5,681,608	4,582,528	2,293,838	5,890,051	24,648,145
Financial assets available-for-sale	85,500	187,044	455,332	174,413	517,638	388,187	1,808,114
Financial assets held-to-maturity	—	—	—	—	—	—	—

Total assets	5,960,217	3,133,551	6,469,873	4,837,228	3,070,391	6,652,983	30,124,243

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

42.	Risk Management, continued:

(3)	Market Risk, continued

(b)	Price Risk, continued

The tables below included projected contractual interest, as of December 31, 2012 and 2013:

	Up to 1 month MCh$	Between 1 and 3 months MCh$	Between 3 and 12 months MCh$	Between 1 and 3 years MCh$	Between 3 and 5 years MCh$	More than 5 years MCh$	Total MCh$
Liabilities as of December 31, 2012
Current accounts and demand deposits	5,531,827	—	—	—	—	—	5,531,827
Transactions in the course of payment	127,611	—	—	—	—	—	127,611
Accounts payable from repurchase agreements and security lending	5,268	—	—	—	—	—	5,268
Savings accounts and time deposits	4,223,812	2,371,455	2,908,748	417,885	279	30	9,922,209
Derivative instruments	3,903	3,477	26,924	175,376	83,186	260,272	553,138
Borrowings from financial institutions	304,070	450,332	348,390	—	—	—	1,102,792
Debt issued	119,449	162,656	253,617	683,676	689,980	2,337,558	4,246,936
Other financial obligations	96,108	1,373	7,246	15,543	11,432	34,754	166,456

Total liabilities	10,412,048	2,989,293	3,544,925	1,292,480	784,877	2,632,614	21,656,237

	Up to 1 month MCh$	Between 1 and 3 months MCh$	Between 3 and 12 months MCh$	Between 1 and 3 years MCh$	Between 3 and 5 years MCh$	More than 5 years MCh$	Total MCh$
Liabilities as of December 31, 2013
Current accounts and demand deposits	6,012,841	—	—	—	—	—	6,012,841
Transactions in the course of payment	114,589	—	—	—	—	—	114,589
Accounts payable from repurchase agreements and security lending	16,964	—	—	—	—	—	16,964
Savings accounts and time deposits	5,141,774	2,211,623	3,005,229	213,224	135	31	10,572,016
Derivative instruments	12,396	3,372	142,660	435,245	279,419	492,682	1,365,774
Borrowings from financial institutions	279,063	513,096	194,863	—	—	—	987,022
Debt issued	300,614	143,669	259,129	881,605	1,033,552	2,819,652	5,438,221
Other financial obligations	161,134	1,258	7,013	13,604	17,438	23,840	224,287

Total liabilities	12,039,375	2,873,018	3,608,894	1,543,678	1,330,544	3,336,205	24,731,714

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

42.	Risk Management, continued:

(3)	Market Risk, continued:

The Bank has focused on stress tests as the main measurement tool for analyzing price risk sensitivity. The analysis is implemented for the Trading Book and the Bank Book separately. After the financial crisis started during 2008 and based on the various studies and analyses made on this specific matter, the Bank adopted this tool, for sensitivity analysis, when it notices that it is more reliable than normal distribution instruments such as VaR for trading portfolios or EaR for accrual portfolios, since:

(a)	The financial crisis shows fluctuations that are materially higher than those used in the VaR with 99% of confidence level.

(b)	The financial crisis shows also that correlations between these fluctuations that are materially different to those used in the VaR, since crisis precisely indicate severe disconnections between the behavior of market factors respect to the patterns normally observed.

(c)	Trading liquidity dramatically decreased in emerging markets during the financial crisis (in the case of Chile too) and therefore, the escalation of the daily VaR is a very gross approximation of the expected loss.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

42.	Risk Management, continued:

(3)	Market Risk, continued:

(b)	Price Risk, continued:

In order to comply with IFRS 7.40, we include the following exercise illustrating an estimation of the impact of feasible but reasonable fluctuations of interest rates, swaps yield, foreign exchange rates and foreign exchange volatilities embedded in the Trading and Accrual portfolios. Given that the Bank’s portfolio includes positions denominated in nominal and real interest rates, these fluctuations must be aligned with realistic inflation changes forecast. The exercise is implemented in a very simplistic way: trading portfolios impacts are estimated by multiplying DV01s by expected interest rates shifts; accrual portfolios impacts are computed by multiplying cumulative gaps by forward interest rates modeled fluctuations. It is relevant to note, this methodology includes the limitation that the interest rates convexity is not properly captured when material fluctuations are modeled; additionally, neither convexity nor prepayments behaviors are captured for the accrual portfolio analysis. In any case, given the magnitude of the shifts, the methodology may be accurate enough for the purposes and scope of the analysis.

The following table illustrates the fluctuations modeled and used in the stress testing process. Bonds yields, derivatives yields, FX rates, FX CLP/USD volatility and inflation fluctuations are shown for each tenor point. Equity prices fluctuations are not included given that the positions held in the stockbrokerage house (Banchile Corredores de Bolsa SA) are negligible. In fact, equity positions are typically very small given that this legal vehicle is mostly focused on customer driven transactions (brokerage service or equity swaps transactions closed with customers).

The directions of these fluctuations were chosen between four scenarios (two positive economic scenarios and two negative economic scenarios) in order to generate the worst impact within the four above mentioned:

Market Factor Fluctuations: most adverse scenario
	CLP Derivatives (bps)	CLP Bonds (bps)	CLF Derivatives (bps)	CLF Bonds (bps)	USD Offshore 3m Derivatives (bps)	Spread USD On/Off Derivatives (bps)	Vol FX CLP/USD (%)	Inflation’s Change Period n-1 to n (Monthly Basis) (%)
3 m	(93)	(75)	533	601	(2)	295	7.3%	(0.60)%
6 m	(116)	(88)	245	267	(8)	225	6.1%	(0.12)%
9 m	(128)	(95)	108	128	(10)	213	5.5%	(0.07)%
1 yr	(140)	(99)	27	55	(11)	188	5.1%	(0.07)%
2 yrs	(153)	(95)	(22)	4	(18)	104	5.1%	—
4 yrs	(174)	(127)	(62)	(46)	(31)	76	—	(0.02)%
6 yrs	(162)	(127)	(76)	(70)	(38)	70	—	—
10 yrs	(139)	(125)	(91)	(87)	(42)	78	—	(0.01)%
16 yrs	(143)	(127)	(80)	(76)	(43)	83	—	(0.06)%
20 yrs	(151)	(127)	(79)	(71)	(44)	86	—	(0.06)%

Bps = Basis points

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

42.	Risk Management, continued:

(3)	Market Risk, continued:

(b)	Price Risk, continued

The impact on the Trading Book, as the result of the interest rate fluctuations illustrated above, is the following as of December 31st. 2013:

POTENTIAL P&L IMPACT

TRADING BOOK

MCh$
CLP Interest Rate	(3,383)
Derivatives	(3,578)
Securities	195

CLF Interest Rate	(4,824)
Derivatives	(5,248)
Securities	424

USD, EUR, JPY Offshore Interest Rate	(857)
USD, EUR, JPY On/Off Spread	4,232
Total Interest Rate	(4,832)

Total FX	(100)

Total FX OPTION Vega	1,312

Potential P&L Impact: Interest Rate + FX + Vega	(3,620)

Banco de Chile Tier1 Capital	2,284,314

The scenario modeled would generate losses in the Trading Book up to Ch$ 3,600 MM or slightly above USD 7 MM. In any case, these huge fluctuations would not result in material losses compared to the historical observed P&L for one month or the Tier 1 Capital.

The impact of such fluctuations in the Accrual portfolio, which is not necessarily a gain/loss but greater/lower net revenue from funds generation, is illustrated below:

POTENTIAL MARGINAL NRFF(*) ACCRUAL

BOOK (next 12 months)

MCh$
Higher / (Lower) NRFF	(146,485)

Impact due to Inter-Banking yield curve (Swap yield) shock	(121,170)
Impact due to spreads shock	(25,315)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

42.	Risk Management, continued:

(3)	Market Risk, continued:

(b)	Price Risk, continued

The adverse impact in the Accrual book would be the result of two events: a severe drop in the local inflation and the increase of our funding spread. The lower net revenues from funds in the following 12 months would reach CH$ 146 billion, which is still much lower of the current annual 12-month rolling P&L generation.

The following table illustrates the changes in fair value of Available-for-Sale securities as the result of stress test modeled above. These changes are recorded in Other Comprehensive Income, a component of shareholder’s Equity, and not current earnings:

AVAILABLE FOR SALE PORTFOLIO IMPACT

ADVERSE SCENARIO

Instrument	DV01(+1 bps) (USD)	Impact due to interest rate change (USD)	Impact due to interest rate change (MCh$)
CLP	(189,961)	(11.9)	(6,230)
CLF	(500,888)	(37.6)	(19,781)
USD	(146,947)	(16.1)	(8,442)

Total		(65.6)	(34,453)

(4)	Capital Requirements and Capital Management:

The main objectives of the Capital Management process are to ensure the compliance with regulatory requirements, to keep a strong credit rating and healthy capital ratios. Within 2013, the Bank has complied with all these tasks.

As a part of the Capital Management Policy, it has been established capital sufficiency triggers in order to prevent capital ratios usage close to the limits. The triggers are established at levels much lower than the limits and the usage is monitored monthly. Within 2013, there were no triggers’ breaches.

The capital amount is managed according to the risk environment, the economic performance of Chile and the main economies and the business cycle. For implementing this, the board may change the dividend policy or authorize equity issuance or stocks repurchase programs.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

42.	Risk Management, continued:

(4)	Capital Requirements and Capital Management, continued:

Regulatory Capital

According to the Chilean Bank Law, banks must comply with a minimum Basel I Tier 2 Capital ratio of 8%. Therefore, the bank must maintain a minimum Tier 2 Capital that cannot be lower than 8% of the sum of 12.5 times the ERM (market risk computed for trading portfolios, see 41 (3) (b) above) and RAAP assets. Additionally, the Bank must comply with a minimum capital to total assets ratio: the law establish that banks must maintain a minimum Tier 1 Capital that cannot be lower than the 3% of total assets. The authorities have requested Banco de Chile, due to the merge with the operation of Citibank, N.A. in Chile that maintains the first percentage as a minimum of 10%.

Tier 1 and Tier 2 Capital are computed according the international standards; assets are risk weighted, for reporting purposes, according to SBIF instructions which are adopted from BIS guidelines. For derivatives, the risk weighting process is applied over the “loan equivalent” of each derivative transaction. The loan equivalent is sum of the current value of the transaction, if positive, and the maximum exposure the Bank may face in the future, along the life of the transaction, considering the increase in value of it due to market factor fluctuations including some confidence level. The loan equivalent is expressed as a percentage of the notional amount of the transaction, being these percentages much larger for FX transactions than for interest rate swaps or for longer tenors than for shorter ones.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

42.	Risk Management, continued:

(4)	Capital Requirements and Capital Management, continued:

Levels of Tier 1 and Tier 2 as of December 31, 2012 and 2013 are as follows:

	Consolidated assets		Risk-weighted assets
	2012	2013	2012	2013
	MCh$	MCh$	MCh$	MCh$
Balance sheet assets (net of provisions)
Cash and due from banks	684,925	873,308	832	20,654
Transactions in the course of collection	310,077	300,026	53,978	39,728
Financial Assets held-for-trading	159,682	326,921	55,025	124,932
Cash collateral on securities borrowed and reverse repurchase agreements	35,100	82,422	35,100	82,422
Derivative instruments	326,083	374,687	328,642	460,537
Loans and advances to banks	1,343,322	1,062,056	231,182	381,494
Loans to customers, net	18,383,958	20,441,472	16,658,476	18,505,593
Financial assets available-for-sale	1,272,316	1,681,883	416,938	432,995
Financial assets held-to-maturity	—	—	—	—
Investments in other companies	11,674	14,407	13,933	16,670
Intangible assets	75,610	72,223	33,151	29,671
Property and equipment	205,189	197,578	205,189	197,578
Investment properties	16,698	16,317	—	—
Current tax assets	—	—	268	320
Deferred tax assets	55,801	56,421	12,714	14,590
Other assets	317,765	373,987	296,879	318,029

Subtotal			18,342,307	20,625,213

Off-balance-sheet assets
Contingent loans	3,945,940	3,927,627	2,367,215	2,355,879

Total risk-weighted assets			20,709,522	22,981,092

	As of December 31, 2012		As of December 31, 2013
	MCh$	%	MCh$	%
Tier 1 Capital (*)	2,007,057	7.33	2,284,314	7.57
Tier 2 Capital	2,738,311	13.22	2,999,061	13.05

(*)	Tier 1 corresponds to equity attributable to equity holders in the Statement of Consolidated Financial Position

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

43.	Unconsolidated structured entities:

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

The bank acquired the subordinated bond (serie C) issued by Segregated Equity in Ch$22,845 equivalent to UF 1 (Unidad de Fomento), which represented less than 0.001% of the total amount of the Bond issued by Segregated Equity, which amounted MCh$30,407 (par value amounted MCh$30,196). This bond was registered in available-for-sale and as of December 31, 2013 its fair value is Ch$23,310 ($22,841 in 2012), this amount represents the maximum exposure of the bank will have in this transaction.

The Segregated Equity will pay to the Bank an annual fee equivalent to UF 430 for collection concept. The bank analyzed all the relevant aspects of the transaction, according to the NIC 39 and the IFRS 10, related to assets derecognized and consolidation rules. In this regard the bank concludes that it (i) has substantially transferred all benefits and risks of assets assigned to the Segregated Equity; (ii) does not manage directly or indirectly the activities of the segregated equity; (iii) does not have decision rights which allow it to obtain substantial benefits from the assets assigned; and (iv) does not maintain any control over assets assigned or the Segregate Equity. According to the established by Law 18,045, the bond holders of Segregated Equity 17 are who have the power for to decide in the case of default of compromises, according to the established in Securities Market Act, as well as the detailed in the respective regulation of the contract. As a consequence, the bank proceeded to derecognized the credits involved in the transaction and have not consolidated them with the Segregated Equity.

Additional information regarding the transaction	2012		2013
Securitized asset value	MCh$	24,795	MCh$	20,517
Securitized bond value	MCh$	24,644	MCh$	20,385
Securitized assets - remaining term		5 years		4 years
Securitized bond - remaining term		5 years		4 years
Rate securitized assets		UF + 4.83%		UF + 4.83%
Rate securitized bond		UF + 4.54%		UF + 4.54%

During 2013, the bank did not executed securitization transaction involving its own assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

44.	New Accounting Pronouncements:

The following is a summary of new standards, interpretations and improvements to the International Financial Reporting Standards issued by the International Accounting Standards Board (IASB) that it is not effective as of December 31, 2013:

IAS 32 Financial Instruments: Presentation

Amendments issued in December 2011 provide clarifications on the application of the offsetting rules, clarifying the meaning of the criterion “currently has a legally enforceable right to set-off” and clarifying the criterion “intention to settle on a net basis, or to realize assets and settle liabilities simultaneously” and this way reduce the diversification that exist in actual practices. The standard is effective for annual periods beginning on or after January 1, 2014 and early adoption is permitted.

According the assessment, current rules about netting force in Chile and practice used by the Bank in financial contracts with foreign counterparties, this rule has no impact on the consolidated financial statements of Banco de Chile and its subsidiaries.

IAS 36 Impairment assets

On May 29, 2013, the IASB issued amendments to IAS 36 respect to disclosures information related to recoverable amount of impaired assets, if this amount corresponded to fair value less disposal cost. These modifications are related to IFRS 13: “Fair Value measurement”.

The amendments will be applied retrospectively to annual periods beginning in January 1, 2014. Early adoption is permitted for the periods that the entity has applied IFRS 13.

The Bank and its subsidiaries assess that this amendment will not have impact in the consolidated financial statements.

IAS 39 Financial Instruments: Recognition and Measurement

On June 27, 2013 the IASB issue amendments to IAS 39 related to continuing hedge accounting after novation. This amendment provides an exception to the requirement to discontinue hedge accounting in situations where over-the-counter (OTC) derivatives designated in hedging relationships are directly or indirectly, novated to a central counterparty (CCP) as a consequence of laws or regulations, or the introduction of laws or regulations.

The effective date for annual periods beginning on or after January 1, 2014. Early adoption is permitted.

The Bank will make updates related to documentation that will be required and adjustments in operating process for compliance of novations. Hedges will not be interrupted for this novation, so there is no impact in financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

44.	New Accounting Pronouncements, continued:

IFRS 9 Financial Instruments: Financial liabilities

On October 28, 2010, the IASB incorporated in IFRS 9 accounting treatment of financial liabilities, maintaining classification and measurement criteria of IAS 39 for all liabilities except those that the entity has used fair value. Entities that their liabilities are valued through fair value shall determine the amount of variation related to credit risk and if they not produce accounting mismatch register them in equity.

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

IFRS 9 requires, mandatory and prospective way, that the entity makes reclassifications of financial assets when the entity modifies the business model.

Under IFRS 9, all equity investments of are measured at fair value. However, the Management has the option of present the changes of fair value in the item “Other Comprehensive Income” in equity. This accounting treatment is available for the initial recognition of an instruments and it is irrevocable. The unrealized income (loss) recognized in “Other Comprehensive Income”, derived from the changes of fair value, and must be not included in income statements.

In November 2013 IASB issued amendment to IFRS 9 to introduce a new model of hedge accounting, which aligns hedge accounting with risk management.

This amendment removes date of adoption date (January 1, 2015). So, effective date is in process of decision by IASB.

At date, this rule has not approved by the Superintendency of Banks, situation required for its application.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

44.	New Accounting Pronouncements, continued:

IFRS 10 Consolidated Financial Statement, IFRS 12 Disclosure of Interests in Other Entities and IAS 27 Separate Financial Statements

During October 2012, IASB issued amendments to definition of an investment entity and introduced an exception for consolidate certain subsidiaries pertaining to investment entity. This modification requires that an entity considered of investment measures its investments in subsidiaries to fair value with changes in profit or loss according IFRS 9 – Financial Statements, in its Consolidated and Separated Financial Statements instead to consolidate such subsidiaries.

Amendments also introduce new disclosure requirements related to investment entities IFRS 12 and IAS 27.

If an entity applies these amendments but not applies IFRS 9 yet, any reference in this document to IFRS 9 must be interpreted as a reference to IAS 39 Financial Instruments: Recognition and Measurement.

The standard is effective for annual periods beginning on or after January 1, 2014 and early adoption is permitted.

These modifications will not affect Consolidated Statement of Financial Position.

IAS 19 Employee benefits

On November 2013, IASB modified requirements of IAS 19 respect to employee contributions or third parties contributions, which are related to defined benefit plans.

Adoption date of this modification is beginning July 1, 2014, and anticipated adoption is permitted.

The Bank has not employee contributions related to defined benefit plans, so this amendment has not impacts over consolidated financial statements of Banco de Chile and its subsidiaries.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

44.	New Accounting Pronouncements, continued:

Annual improvements IFRS 2010 – 2012 Cycle and 2011 – 2013 Cycle

On December 12, 2013, IASB issued two cycles of annual improvements to IFRS: 2010 – 2012 and 2011 – 2013 Cycles, these contain 11 changes in 9 rules:

•	IFRS 1 – First time adoption; Meaning of “effective IFRS”. Not applicable.

•	IFRS 2 – Share based payments; Definition relating to vesting conditions. Not applicable.

•	IFRS 3 – Business combination; Accounting for contingent consideration in a business combination. Without impact.

•

IFRS 8 – Operating Segments; Aggregation of operating segments and Reconciliation of the total of the reportable segment assets to the entity’s total assets. The Bank and its subsidiaries are assessing the impact of adoption of these changes in its financial position.

•	IFRS 13 – Fair Value measurement; Scope of portfolio exception (paragraph 52). The Bank and its subsidiaries are assessing the impact of adoption of these changes in its financial position.

•	IAS 16 – Property, plant and equipment; Revaluation method proportionate restatement of accumulated depreciation. Not applicable.

•	IAS 24 – Related party disclosures; Key management personnel. Not applicable

•	IAS 38 – Intangible assets; Revaluation method proportionate restatement of accumulated depreciation. Not applicable

•	IAS 40 – Investment properties. Interrelationship between IFRS 3 and IAS 40. Without impact

The effective date of these amendments are beginning on July 1, 2014, except by modifications of IFRS 13 and IFRS 1, which affect basics of conclusions of respective rules and, so are effective immediately.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

45.	Subsequent Events:

(a)	On January 9, 2014 LQ Inversiones Financieras S.A. (“LQIF”) informed Banco de Chile that LQIF will carry out a process to offer for sale or transfer up to 6,900,000,000 shares of Banco de Chile (a secondary offering). In addition, LQIF has requested that Banco de Chile perform all the actions related to the execution of this kind of transaction in the local and international markets.

Furthermore, the letter indicates that, if consummated, this transaction will reduce LQIF’s share of outstanding voting rights from 58.4% to 51%, so that the control status of LQIF with respect to Banco de Chile will not be altered.

With regard to the above, on this date the Board of Directors of Banco de Chile has agreed to LQIF’s request and the conditions under which Banco de Chile will participate in the appropriate filings with foreign regulators, the entering into of contracts and other documents required by law and consistent with securities market practice in the United States of America and other international markets, and in the performing of such other steps and actions as are necessary for the consummation of this transaction in the local and international markets and that are related to the commercial and financial condition of Banco de Chile.

(b)	On January 14, 2014, in relation to the relevant event dated January 9, 2014, it is informed that Banco de Chile has filed with the Securities and Exchange Commission of the United States of America (SEC), Supplemental Preliminary a prospectus which contains financial and business information of the Bank.

Also, it has been registered the agreed contract text called Underwriting Agreement that will be subscribed by LQ Inversiones Financieras S.A. (LQIF), as a seller of securities, Banco de Chile as issuer, and Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Deutsche Bank Securities Inc. and Banco BTG Pactual S.A. – Cayman Branch, as underwriters.

Additionally, LQIF and Banco de Chile have agreed the terms and general conditions under which the Bank will participate in this process.

(c)	On January 29, 2014, LQ Inversiones Financieras S.A. informed as a relevant event that was placed of 6,700,000,000 shares of Banco de Chile, in the local market and the United States of America, by American Depositary Receipts Program, at a price of $ 67 per share, declaring successful offer for sale. Additionally, it informed that the 6,700,000,000 shares of Banco de Chile offered for sale will be placed in stock exchange at price stated on January 29, 2014.

(d)	On January 29, 2014, Bank is informed that in relation to the secondary offering shares of Banco de Chile that is performing with LQ Inversiones Financieras S.A., in this date Banco de Chile as issuer, LQ Investments SA, as seller of the securities, and Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Deutsche Bank Securities Inc., and Banco BTG Pactual SA – Cayman Branch as underwriters, have been subscribed a contract called Underwriting Agreement, according to relevant event dated January 14, 2014.

Also, later than January 30, 2014, Banco de Chile will proceed to register in Securities and Exchange Commission of the United States of America (SEC), Final Prospectus Supplement, which contains financial and commercial information of the Bank.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

45.	Subsequent events, continued

(e)	On January 31, 2014, it was informed that in the Ordinary Meeting No. BCH 2,790 held on January 30th, 2014, the Board of Directors of Banco de Chile resolved to call an Ordinary Shareholders Meeting to be held on March 27th, 2014, with the objective of proposing, among other matters, the distribution of the Dividend number 202 of $3.48356970828 per each of the 93,175,043,991 “Banco de Chile” shares, which will be payable at the expense of the distributable net income obtained during the fiscal year ending on December 31st, 2013, corresponding to the 70% of such income.

Likewise, the Board of Directors resolved to call an Extraordinary Shareholders Meeting to be held on the same date in order to propose, among other things, the capitalization of the 30% of the distributable net income of the Bank obtained during the fiscal year ending on December 31st, 2013, through the issuance of fully paid-in shares, of no par value, with a value of $64.56 per “Banco de Chile “share, which will be distributed among the shareholders in the proportion of 0.02312513083 shares for each “Banco de Chile” share and to adopt the necessary agreements subject to the exercise of the options established in article 31 of Law 19,396.

(f)	On January 29, 2014 It was published the prospectus supplement (the “Selling Shareholder”) where it was offered 6,700,000,000 shares of our common stock (“shares”). This prospectus supplement relates to an offering by the international underwriters named herein of 1,809,000,000 shares in the form of American Depositary Shares (“ADSs”) in the United States and elsewhere outside Chile and an offering by the Chilean placement agents named herein of 4,891,000,000 shares in Chile. Each ADS represents 600 shares. The ADSs are evidenced by American Depositary Receipts (“ADRs”).

All of the shares will be sold by the Selling Shareholder in one block through a book auction on the Santiago Stock Exchange in a process known as subasta de un libro de órdenes, in compliance with Chilean law and the rules of the Santiago Stock Exchange. All orders of shares made by prospective purchasers, including by the international underwriters for purposes of the international offering, must be placed through an authorized Chilean broker under Chilean law. The shares awarded to the international underwriters in the subasta de un libro de órdenes will be eligible for deposit in our ADR facility, subject to the terms of our deposit agreement dated as of November 27, 2001, as amended (the “Deposit Agreement”).

On January 28, 2014, the last reported closing price of the ADSs on the New York Stock Exchange was US$74.95 per ADS and the last reported closing price of the shares on the Santiago Stock Exchange, the Electronic Stock Exchange and the Valparaiso Stock Exchange was Ch$68.32 per share.

(g)	By Oficio Reservado No.064 dated January 30th, 2014 the Superintendency of Securities and Insurance (“Superintendencia de Valores y Seguros”) brought charges against Banchile Corredores de Bolsa S.A. for the alleged infringement of Article 53 second paragraph of Law 18,045 (“Ley de Mercado de Valores”), for certain specific transactions performed during the years 2009, 2010 and 2011.

(h)	On March 27, 2014 it was informed that at the Ordinary Shareholders’ Meeting of the Bank, the payment of dividend No.202 had been approved, in the amount of CLP$3.48356970828 per “Banco de Chile” share, with charge to year 2013 net distributable income of Banco de Chile. Also, our shareholders agreed to a stock dividend in connection with the capitalization of 30% of our distributable net income obtained during the fiscal year 2013, through the issuance of fully paid-in shares, of no par value, with a value of Ch$64.56 per share, which will be distributed to the shareholders at the fixed rate of 0.02312513083 fully paid-in shares per share currently held, subject to the exercise of the options established in article 31 of Law 19,396.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

45.	Subsequent events, continued

(i)

On April 1, 2014 it was informed as an Essential Information that, as of this date, the Central Bank of Chile has communicated to Banco de Chile that the Board of such institution (Consejo), in Extraordinary Session No 1813E, considering the resolutions adopted by the shareholders’ meetings of Banco de Chile of March 27, 2014, regarding distribution of dividends and the increase of capital through the issuance of fully paid-in shares corresponding to the 30% of the net income obtained during the fiscal year ending on December 31st, 2013, resolved to take the option that the entirety of its corresponding surplus, including the part of the profits proportional to the agreed capitalization, be paid to the Central Bank of Chile in cash currency, according to the letter b) of the article 31 of the law No 19.396, regarding a modification of the way of payment of the subordinated obligation and other applicable legislation.

In Management’s opinion, there are no other significant subsequent events that affect or could affect the consolidated financial statements of the Bank and its subsidiaries between December 31, 2013 and the date of issuance of these consolidated financial statements.

SIGNATURE

The registrant, Banco de Chile, hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BANCO DE CHILE

By	/s/ Arturo Tagle Q.
	Name:	Arturo Tagle Q.
	Title:	Chief Executive Officer

Date: April 25, 2014