Form 20-F
period 2014-12-31
BANK OF CHILE
filed 2015-04-27
CIK 1161125

As filed with the Securities and Exchange Commission on April 27, 2015

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

Commission file number 001-15266

BANCO DE CHILE

(Exact name of Registrant as specified in its charter)

BANK OF CHILE

(Translation of Registrant’s name into English)

REPUBLIC OF CHILE

(Jurisdiction of incorporation or organization)

Banco de Chile

Paseo Ahumada 251

Santiago, Chile

(562) 2637-1111

(Address of principal executive offices)

Rolando Arias Sánchez

Banco de Chile

Paseo Ahumada 251

Santiago, Chile

Telephone: (562) 2653-3535

Facsimile: (562) 2653-2952

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

Shares of common stock: 94,655,367,544

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

PART III		198

Item 17	Financial Statements	198
Item 18	Financial Statements	198
Item 19	Exhibits	198

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

Unless otherwise indicated, the financial information included in this annual report with respect to 2010, 2011, 2012, 2013 and 2014 has been derived from financial statements that have been prepared in accordance with IFRS. See Note 2(a) to our audited consolidated financial statements as of and for the year ended December 31, 2014 appearing elsewhere in this annual report. IFRS differs in certain significant respects from Chilean GAAP. As a result, our financial information presented under IFRS is not directly comparable to any of our financial information presented under Chilean GAAP. Accordingly, readers should avoid such comparison.

For comparison purposes and as a result of changes in certain accounting policies, some line items in our consolidated statement of income and balance sheet have been reclassified for the years ended December 31, 2011 and 2012. For more information, see “Item 5. Operating and Financial Review and Prospects—Critical Accounting Policies—New Standards Adopted in 2014”, as well as Notes 3 and 4 to our audited consolidated financial statements as of and for the year ended December 31, 2014 appearing elsewhere in this annual report.

In this annual report, references to “$,” “U.S.$,” “U.S. dollars” and “dollars” are to United States dollars, references to “pesos” or “Ch$” are to Chilean pesos (see Note 2(t) to our audited consolidated financial statements as of and for the year ended December 31, 2014 appearing elsewhere in this annual report), and references to “UF” are to “Unidades de Fomento.” The UF is an inflation indexed Chilean monetary unit of account with a value in Chilean pesos that is linked to and adjusted daily to reflect changes in the Consumer Price Index (“CPI”) of the Instituto Nacional de Estadísticas (the “Chilean National Statistics Institute”). As of December 31, 2014 and April 17, 2015, one UF equaled Ch$24,627.10 and Ch$24,690.69, respectively.

This annual report contains translations of certain Chilean peso amounts into U.S. dollars at specified rates solely for your convenience. These translations should not be construed as representations that the Chilean peso amounts actually represent such U.S. dollar amounts, were converted from U.S. dollars at the rate indicated in our audited consolidated financial statements as of and for the year ended December 31, 2014 or could be converted into U.S. dollars at the rate indicated. Until November 30, 2011, Banco de Chile applied the observed exchange rate reported by the Banco Central de Chile (the “Central Bank”) in order to translate its financial statements from Chilean pesos to U.S. dollars. However, beginning December 1, 2011, Banco de Chile adopted the exchange rate of accounting representation, or spot exchange rate, for such matters. This is also described in “Item 3. Key Information—Selected Financial Data—Exchange Rates.” Thus, unless otherwise indicated, the U.S. dollar amounts have been translated from Chilean pesos based on the exchange rate of accounting representation as of December 31, 2014 as determined by our Treasury on a daily basis, based on the average of the daily closing bid and offer rates reported by Bloomberg for the Santiago Stock Exchange. The exchange rate of accounting representation on April 17, 2015 was Ch$612.79 = U.S. $1.00. As of the same date, the observed exchange rate was Ch$612.30 = U.S.$1.00.

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

In this annual report, “past-due loans” are any loans for which the counterparty has failed to make a payment when contractually due, including installments that are overdue, plus the remaining balance of principal and interest on such loans. In order to distinguish between different overdue time periods, the corresponding time period is included after the term “Past-due Loans” (for example, “Past-due Loans—90 days or more”). For more information, please see “Item 4. Information on the Company—Selected Statistical Information—Classification of Loan Portfolio Based on the Borrower’s Payment Performance.”

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

Certain figures included in this annual report and in our audited consolidated financial statements as of and for the year ended December 31, 2014 have been rounded for ease of presentation. Percentage figures included in this annual report have not in all cases been calculated on the basis of such rounded figures but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this annual report may vary slightly from those obtained by performing the same calculations using the figures in our audited consolidated financial statements as of and for the year ended December 31, 2014. Certain other amounts that appear in this annual report may similarly not sum due to rounding.

Inflation figures are those reported by the Chilean National Statistics Institute, unless otherwise stated herein or required by the context.

MACRO-ECONOMIC AND MARKET DATA

In this annual report, all macro-economic data relating to the Chilean economy is based on information published by the Chilean Central Bank. All market share data, financial indicators and other data relating to the Chilean financial system are based on information published periodically by the SBIF, which is published under Chilean GAAP and prepared on a consolidated basis.

v

PART I

Item 1	Identity of Directors, Senior Management and Advisors

Not Applicable.

Item 2	Offer Statistics and Expected Timetable

Not Applicable.

Item 3	Key Information

SELECTED FINANCIAL DATA

The following tables present historical financial information about us as of the dates and for each of the periods indicated. The following tables should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements as of and for the year ended December 31, 2014 appearing elsewhere in this annual report. The financial information for the years ended December 31, 2010, 2011, 2012, 2013 and 2014 is presented under IFRS.

Our audited consolidated financial statements have been prepared in accordance with IFRS for the years ended December 31, 2010, 2011, 2012, 2013 and 2014.

	For the Year Ended December 31,
	2010		2011		2012		2013		2014		2014
	(in millions of Ch$, except share and per share data)										(in thousands of U.S.$)
IFRS:
CONSOLIDATED STATEMENT OF INCOME DATA
Interest revenue	Ch$	1,092,003	Ch$	1,501,684	Ch$	1,672,766	Ch$	1,765,942	Ch$	2,045,604	U.S.$	3,375,083
Interest expense		(324,377)		(624,209)		(708,629)		(704,371)		(788,788)		(1,301,437)

Net interest income		767,626		877,475		964,137		1,061,571		1,256,816		2,073,646
Net fees and commissions income		277,566		290,108		287,272		287,093		272,188		449,089
Net financial operating income		17,163		58,101		16,199		32,672		35,204		58,084
Foreign exchange transactions, net		63,762		(7,973)		35,136		71,457		70,225		115,866
Other operating income		23,584		24,735		20,887		25,884		27,211		44,896
Provisions for loan losses		(157,651)		(146,925)		(166,420)		(221,653)		(261,566)		(431,563)
Total operating expenses		(529,969)		(595,000)		(612,934)		(619,530)		(727,360)		(1,200,086)
Income attributable to associates		1,609		3,054		(468)		1,780		2,486		4,102

Income before income taxes		463,690		503,575		543,809		639,274		675,204		1,114,034
Income taxes		(46,425)		(65,431)		(63,928)		(89,085)		(79,685)		(131,474)

Net income from continued operations, net of taxes	Ch$	417,265	Ch$	438,144	Ch$	479,881	Ch$	550,189	Ch$	595,519	U.S.$	982,560
Net income from discontinued operations, net of taxes

Net income for the year	Ch$	417,265	Ch$	438,144	Ch$	479,881	Ch$	550,189	Ch$	595,519	U.S.$	982,560
Attributable to:
Equity holders of the parent		417,264		438,143		479,880		550,188		595,518		982,558
Non-controlling interest		1		1		1		1		1		2
Earnings per share(2)		4.78		4.83		5.28		5.82		6.29		0.010
Earnings per ADS		2,866.79		2,896.33		3,170.05		3,494.31		3,774.87		6.23
Dividends per share(3)		3.50		3.38		3.41		3.90		3.98		0.006
Weighted average number of shares (in millions)		87,330.83		90,765.46		90,827.88		94,471.77		94,655.37

	For the Year Ended December 31,
	2010		2011		2012		2013		2014		2014
	(in millions of Ch$, except share and per share data)										(in thousands of U.S.$)
IFRS:
CONSOLIDATED STATEMENT OF FINANCIAL POSITION DATA
Cash and due from banks	Ch$	772,329	Ch$	881,146	Ch$	684,925	Ch$	873,308	Ch$	915,133	U.S.$	1,509,896
Transactions in the course of collection		429,756		373,639		310,077		300,026		356,185		587,677
Financial assets held-for-trading		279,765		269,861		159,682		326,921		293,458		484,182
Cash collateral on securities borrowed and reverse repurchase agreements		82,787		47,981		35,100		82,422		27,661		45,638
Derivative instruments		488,354		381,055		326,083		374,687		832,267		1,373,174
Loans and advances to banks		349,588		648,425		1,343,322		1,062,056		1,155,365		1,906,260
Loans to customers, net		14,029,968		17,023,756		18,383,958		20,441,472		21,400,775		35,309,566
Financial assets available-for-sale		1,157,105		1,471,120		1,272,316		1,681,883		1,608,796		2,654,385
Investments in other companies		11,072		13,196		11,674		14,407		23,043		38,019
Intangible assets		88,463		81,026		75,610		72,223		66,859		110,312
Property and equipment		204,352		207,888		205,189		197,578		205,403		338,899
Investment properties		17,459		17,079		16,698		16,317		15,936		26,293
Current tax assets		3,363		—		—		—		—		—
Deferred tax assets, net		57,678		60,025		55,801		56,421		94,240		155,488
Other assets		304,425		279,804		317,765		373,987		586,555		967,769

Total assets	Ch$	18,276,464	Ch$	21,756,001	Ch$	23,198,200	Ch$	25,873,708	Ch$	27,581,676	U.S.$	45,507,558

Current accounts and other demand deposits		4,446,181		4,895,426		5,470,971		5,984,332		6,934,373		11,441,161
Transactions in the course of payment		208,750		155,424		72,684		51,898		53,049		87,527
Cash collateral on securities lent and repurchase agreements		81,755		223,202		226,396		256,766		249,482		411,625
Saving accounts and time deposits		7,697,968		9,282,324		9,612,950		10,402,725		9,721,246		16,039,278
Derivative instruments		528,445		429,913		380,322		426,110		827,123		1,364,687
Borrowings from financial institutions		1,281,372		1,690,939		1,108,681		989,465		1,098,716		1,812,793
Debt issued		1,764,165		2,388,341		3,273,933		4,366,960		5,057,956		8,345,223
Other financial obligations		179,160		184,785		162,123		210,926		186,573		307,831
Currents tax liabilities		—		3,095		23,189		7,131		19,030		31,398
Deferred tax liabilities, net		—		—		—		—		—		—
Provisions		114,685		131,344		141,839		154,650		185,643		306,296
Employee benefits		55,433		60,634		64,545		67,944		81,515		134,493
Other liabilities		224,225		269,905		305,105		275,762		255,995		422,369

Total liabilities	Ch$	16,582,139	Ch$	19,715,332	Ch$	20,842,738	Ch$	23,194,669	Ch$	24,670,701	U.S.$	40,704,681

Total equity		1,694,325		2,040,669		2,355,462		2,679,039		2,910,975		4,802,877

Total liabilities and equity	Ch$	18,276,464	Ch$	21,756,001	Ch$	23,198,200	Ch$	25,873,708	Ch$	27,581,676	U.S.$	45,507,558

(See footnotes below)

	As of December 31,
	2010	2011	2012	2013	2014
IFRS:
CONSOLIDATED RATIOS
Profitability and Performance
Net interest margin(4)	4.87%	4.80%	4.68%	4.67%	5.12%
Return on average total assets(5)	2.37	2.16	2.14	2.25	2.24
Return on average equity(6)	24.98	22.61	21.71	20.67	20.98
Capital
Average equity as a percentage of average total assets	9.50	9.53	9.85	10.90	10.67
Bank regulatory capital as a percentage of minimum regulatory capital	232.92	245.53	269.50	274.26	279.83
Ratio of liabilities to regulatory capital(7)	12.98	12.30	11.11	10.90	10.65
Credit Quality
Substandard loans as a percentage of total loans(8)	5.46	2.87	3.31	3.48	3.79
Allowances for loan losses as a percentage of substandard loans(8)	44.33	72.58	62.42	60.52	59.17
Provision for loan losses as a percentage of average loans	1.16	0.92	0.92	1.12	1.21
Allowances for loan losses as a percentage of total loans	2.42	2.09	2.07	2.10	2.24
Operating Ratios
Operating expenses/operating revenue	46.10	47.89	46.31	41.90	43.77
Operating expenses/average total assets	3.01%	2.93%	2.73%	2.54%	2.73%

(1)	Translations of Chilean peso amounts into U.S. dollars are based on the exchange rate of accounting representation, or the spot exchange rate, which is determined on a daily basis by our Treasury, based on the average of the daily closing bid and offer rates reported by Bloomberg for the Santiago Stock Exchange. Thus, amounts stated in U.S. dollars as of and for the fiscal year ended December 31, 2014 have been translated from Chilean pesos based on the spot exchange rate of Ch$606.09 to U.S. $1.00 as of December 31, 2014.
(2)	Earnings per share data have been calculated by dividing net income by the weighted average number of shares outstanding during the year.
(3)	Dividends per share data are calculated by dividing the amount of the dividend paid during each year by the previous year’s number of shares outstanding.
(4)	Annualized net interest income divided by average interest earning assets. The average balances for interest earning assets, including interest and readjustments, have been calculated on the basis of our daily balances and on the basis of monthly balances for our subsidiaries. Net interest margin does not include the interest earned on trading securities, which is accounted for under Other Income (Loss), Net.
(5)	Annualized net income (loss) divided by average total assets. The average balances for total assets have been calculated on the basis of our daily balances and on the basis of monthly balances for our subsidiaries.
(6)	Annualized net income (loss) divided by average equity. The average balances for equity have been calculated on the basis of our daily balances.
(7)	Total liabilities divided by bank regulatory capital.
(8)	See “Item 4. Information on the Company—Selected Statistical Information—Analysis of Substandard and Past-Due Loans.”

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

Purchases and sales of foreign exchange are not required to be conducted in the Formal Exchange Market and therefore may be carried out in the Mercado Cambiario Informal (the “Informal Exchange Market”). There are no price limits imposed on transactions carried out in the Informal Exchange Market. On March 31, 2015, the average exchange rate in the Informal Exchange Market was Ch$626.9 per U.S.$1.00, or 0.005% higher than the observed exchange rate of Ch$626.87 per U.S.$1.00 reported by the Central Bank on the same date in 2014.

The following table sets forth the annual low, high, average and period-end observed exchange rate for U.S. dollars for each referenced period, as reported by the Central Bank:

	Daily Observed Exchange Rate Ch$ per U.S.$(1)
Year	Low(2)	High(2)	Average(3)	Period End(4)
	(in Ch$)
2010	468.37	549.17	510.25	468.37
2011	455.91	533.74	483.67	521.46
2012	469.65	519.69	486.49	478.60
2013	466.50	533.95	495.35	523.76
2014	524.61	621.41	570.37	607.38
October 2014	576.65	599.22	589.98	576.65
November 2014	576.50	600.37	592.46	598.94
December 2014	605.46	621.41	612.92	607.38
2015 (through April 17)	606.75	642.18	622.21	612.30
January 2015	606.75	629.09	620.91	626.48
February 2015	616.86	632.19	623.62	617.67
March 2015	617.38	642.18	628.50	626.87
April 2015 (through April 17)	610.74	626.58	615.82	612.30

Source: Central Bank.

(1)	Figures are expressed in nominal terms.
(2)	Exchange rates are the actual low and high, on a day-by-day basis for each period.
(3)	For full years, the average of monthly average rates during the year. For full months, the daily average during the month.
(4)	As reported by the Central Bank on the first business day of the following period.

The observed exchange rate on April 17, 2015 was Ch$612.30 = U.S.$1.00. The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos.

Until November 30, 2011, Banco de Chile applied the observed exchange rate as reported by the Central Bank in order to translate its financial statements from Chilean pesos to U.S. dollars. However, beginning December 1, 2011, Banco de Chile adopted the exchange rate of accounting representation, or spot exchange rate, for such matters. The exchange rate of accounting representation is determined on a daily basis by our Treasury based on the average of the daily closing bid and offer rates reported by Bloomberg, for the Santiago Stock Exchange.

RISK FACTORS

The risks and uncertainties described below are not the only ones that we face. Additional risks and uncertainties that we do not know about or that we currently think are immaterial may also impair our business operations in the future. Any of the following risks, if they actually occur, could materially and adversely affect our business, results of operations, prospects and financial condition.

We are also subject to market risks that are presented both in this subsection and in Note 42 to our audited consolidated financial statements as of and for the year ended December 31, 2014 appearing elsewhere in this annual report.

Risks Relating to our Operations and the Chilean Banking Industry

The growth of our loan portfolio may expose us to increased loan losses.

During the last five years, our total loan portfolio has grown at a compounded average growth rate of 10.7% per year. The expansion in our loan portfolio has been primarily fostered by growth in both residential mortgage and consumer loans, and, to a lesser extent, by an expansion in commercial loans. The growth in our loan book is aligned with our mid-term strategic goals, which seek to diversify our business model and optimize our risk-return relationship. In this regard, we recognize that our focus on the retail banking segment may expose us to higher levels of loan losses and may require us to establish higher levels of allowances for loan losses in the future. For this reason, we are constantly striving to develop and utilize improved risk models and procedures in order to mitigate the risks associated with business growth. For the year ended December 31, 2014, our loan portfolio was Ch$21,891,333 million, which represented a 4.8% annual increase as compared to the Ch$20,880,770 million we recorded as of December 31, 2013. Similarly, our allowances for loans losses increased 11.7% from Ch$439,298 million in 2013 to Ch$490,558 million in 2014. As a result, our ratio of allowances for loan losses to total loans slightly increased over that period, from 2.10% in 2013 to 2.24% in 2014.

Our loan portfolio may not continue to grow at the same or similar rate.

We cannot assure you that our loan portfolio will continue to grow at the same rates as it has in the past. The loan portfolio of the Chilean banking industry has grown at a compounded average growth rate of 11.8% over the last five years (excluding the operations of subsidiaries abroad). This expansion has been fostered by an overall effort of all market participants to broaden their value offerings and increase banking penetration of lower and middle income segments, as well as small and medium-sized companies. As a result, loan growth has been mainly prompted by the expansion in consumer and mortgage loans, and—to a lesser extent—by growth in commercial loans. These efforts have also been supported by the positive cycle observed in the Chilean economy over the same five-year period. However, a slowdown or negative GDP growth, as well as a change in the behavior of banking customers, could adversely affect the growth rate of the industry and, therefore, the expansion of our loan portfolio while affecting our credit quality indicators and, accordingly, leading us to increase the allowances for loan losses. For more information, see “Item 4. Information on the Company—Regulation and Supervision” and “Item 4. Information on the Company—Selected Statistical Information.”

Restrictions imposed by banking regulations may constrain our operations and thereby adversely affect our financial condition and results.

We are subject to regulation by the SBIF. In addition, we are subject to regulation by the Central Bank with respect to certain matters, including interest rates and foreign exchange transactions. See “Item 4. Information on the Company—Regulation and Supervision.”

Pursuant to the Ley General de Bancos (the “General Banking Law”) all Chilean banks may, subject to the approval of the SBIF, engage in certain non-banking businesses approved by the law. The SBIF’s approval will depend on the risk of the activity and the strength of the bank. Furthermore, the General Banking Law imposes on the Chilean banking system a modified version of the capital adequacy guidelines issued by the Basel Committee on Banking Regulation and Supervisory Practices (the “Basel Committee”) and limits the discretion of the SBIF to deny new banking licenses.

In recent years the Chilean government has focused on consumer protection. Thus, between 2010 and 2014, a number of legal and administrative regulations have been enacted, amended and revoked in order to reinforce consumer protection in all relevant aspects of the financial relationship between consumers and financial institutions. In this regard, and for any other general matters, we cannot assure that regulators will not impose more restrictive limitations in the future on the activities of banks, including us, than those that are currently in effect. Any such change could have a material adverse effect on our results of operations or financial condition in a fashion that we cannot determine in advance. See “Item 4. Information on the Company—Regulation and Supervision.”

Regarding Basel III, the SBIF has suggested these guidelines may be implemented in Chile in the future, which could impose new requirements for all Chilean banks, including us. In fact, the Chilean Ministry of Finance has announced that the implementation of Basel III is a priority for the current administration and, therefore, a set of amendments to the General Banking Law will be presented for approval to the Chilean congress. In addition to Basel III, the Finance Ministry has announced that these amendments will also include changes in the corporate governance of the SBIF, reinforcing the independence of the local regulator and establishing a dispute resolution system for Chilean banks. However, it is not clear yet as to when and how Basel III will finally be implemented in Chile, since the SBIF has also recognized the possibility of adapting these rules to the local market. Similarly, there is no certainty as to when the changes to the General Banking Law could go into effect. Despite this, we do not expect this regulatory body will affect our profitability or results of operations in 2015. Nevertheless, we cannot ensure that these new rules will not affect our financial performance in the future, if adopted.

In regards to liquidity, during 2014, the Chilean Central Bank released a proposal of new liquidity standards for local banks, which is based on Basel III guidelines. After receiving comments for the proposed set of rules, the Central Bank published a final version in January of 2015. In addition, the SBIF is the institution empowered to put these guidelines into practice and monitor them on an ongoing basis. Accordingly, in February of 2015, the SBIF introduced a draft of these rules for comment and discussion. The first stage of these new liquidity requirements is intended to improve the information—in quantity and quality—about the situation of banks without imposing specific limits. Nevertheless, regulatory thresholds are expected to be defined and implemented by 2016. Although this new regulatory body will not affect our operations and results for the year ended December 31, 2015, we cannot be sure that the new liquidity requirements will not have a material impact on our financial condition or results of operations.

As for credit risk allowances, on December 30, 2014 the SBIF published a set of amendments to the regulations on allowances for potential loan losses. These new rules establish a standardized method for calculating provisions for loan losses for residential mortgage loans, based on past-due behavior and loan-to-value ratios, while supplementing and defining provisioning rules for the impaired loan portfolio. In addition, this set of rules also addressed the possibility of putting into practice standardized credit risk provisioning models for consumer and commercial loan portfolios evaluated on a grouped basis. Lastly, the new guidelines also introduced changes to the treatment of provisions related to factoring loans. This new set of rules will go into effect on January 1, 2016. It is important to mention that the implementation of standardized credit risk provisioning models would only have an effect—if any—on our results of operations or financial condition prepared under Chilean GAAP, which differ to some extent from IFRS as issued by the IASB. The adoption of these guidelines will not have any impact on our results of operations or financial condition under IFRS.

Increased competition and industry consolidation may adversely affect our operations.

The Chilean market for financial services is highly competitive. We compete with Chilean and foreign banks, with Banco del Estado de Chile, which is government-owned, and with large department stores that are allowed to grant consumer loans to a large portion of the Chilean population, especially in the low and middle-income segments, through credit card financing. In addition, the retail segment (which encompasses individuals and small and medium-sized companies) has become the target market of several banks, since banking penetration is still in progress in Chile. Accordingly, competition within this market is increasing as banks are continuously incorporating new and tailored products and services, while striving to improve service quality. As a result, net interest margins (once deducted provisions for loan losses) in these sub-segments are likely to decline over time.

We also face competition from non-banking competitors in some of our credit products, especially credit cards and consumer loans. In these markets, competition from non-banking companies like large department stores, private compensation funds and saving and credit cooperatives has become increasingly significant. In addition, we face competition from other types of lenders, such as leasing, factoring and automobile financing companies (especially in credit products), as well as mutual funds, pension funds and insurance companies within the market for savings products and mortgage loans. Nevertheless, banks continue to be the main suppliers of leasing, factoring and mutual fund management, while growing quickly in insurance brokerage services. However, we cannot assure you that this trend will continue in the future.

Lastly, in the past, increasing competition within the Chilean banking industry has been accompanied by a consolidation wave and the entry of international players to the system through multiple mergers and acquisitions. We expect these trends will continue and result in the creation of larger and stronger banking conglomerates offering a wide range of products and services while targeting most of the segments in the Chilean banking market. These trends may adversely impact our results of operations as they may translate into higher interest rates paid on deposits and lower interest rates earned on loans, resulting in decreased net interest margins.

See “Item 4. Information on the Company—Business Overview—Competition.”

Our exposure to certain segments of the retail market could lead to higher levels of total past-due loans and subsequent charge-offs.

Although we have historically been focused on wholesale banking, over the last five years we have reoriented our commercial strategy to increase our focus on the retail and the wholesale banking segments. Accordingly, the share of the retail banking segment in our total loan book has increased from 45.7% in 2009 to 53.6% in 2014. Although this trend has been associated with expansion in middle and higher income personal banking, our retail banking segment is also composed of small and medium-sized companies (approximately 11.4% of our total loan book as of December 31, 2014, which consists of companies with annual sales of up to Ch$1,600 million) and, to a lesser extent, of lower-income individuals (approximately 3.7% of our total loan book as of December 31, 2014, which consists of individuals with monthly incomes ranging from Ch$170,000 to Ch$500,000). These customers are likely to be more severely affected by adverse developments in the Chilean economy than large corporations and higher-income individuals. Consequently, in the future, we may be exposed to higher levels of past-due loans and subsequent write-offs, which could result in materially higher allowances for loan losses that could adversely affect our results of operations.

As of December 31, 2014 our past-due loans (loans 90 days or more past-due) reached Ch$272,983 million, which represented a 15.3% annual increase as compared to the Ch$236,730 million recorded in 2013. Also, as of December 31, 2014 our past-due loans (loans 90 days or more past-due) were composed of 80.6% retail banking 90 days or more past-due loans (consumer and residential mortgage loans to individuals, as well as commercial loans to small and medium sized companies) and 19.4% wholesale banking 90 days or more past-due loans (commercial loans to large companies and corporations). During the prior fiscal year, our past-due loans (90 days or more) portfolio was composed of 79.1% retail banking past due loans (90 days or more) and 20.9% wholesale banking past due loans (90 days or more).

The annual increase of Ch$36,253 million in the amount of past-due loans (90 days or more) was mainly attributable to the retail banking segment, including both SME and personal banking. In fact, 78.3% of the annual variance was attributable to past-due loans (90 days or more) in retail banking and the remaining 21.7% of the annual variance was attributable to past-due loans (90 days or more) in the wholesale banking segment past-due loans. This is in line with the growth displayed by both segments within our total loan book. Additionally, the higher delinquency in retail banking loans was generally aligned with a less robust economic environment, which worsened with the economic slowdown of 2014. Although certain indicators that directly affect the retail banking segment—such as unemployment—remained at positive levels during 2014, there was a counterbalance between the employed and self-employed work force. Moreover, diverse surveys have reflected the negative outlook held by individuals with respect to the local economy. In light of these trends, we have tightened the entire credit process, from assessment to collection, while introducing stricter requirements related to collateral, financial burden, loan-to-value, etc. Nonetheless, we cannot assure you the trend in past-due loans (90 days or more) will not continue if global or local economic conditions deteriorate in the future.

For more information, see “Item 4. Information on the Company—Business Overview—Principal Business Activities.”

One of our affiliates may be obligated to sell shares of our stock in the public market if we do not pay sufficient dividends.

As of December 31, 2014, Sociedad Administradora de la Obligación Subordinada S.A. (“SAOS”), our affiliate, held 30.21% of our shares as a consequence of our 1996 reorganization. This reorganization was due in part to the 1989 repurchase by the Central Bank of certain non-performing loans that we had previously sold to the Central Bank and later exchanged for subordinated debt without a fixed term. For more information, see “Item 4. Information on the Company—History and Development of the Bank—History—The 1982-1983 Economic Crisis and the Central Bank Subordinated Debt.”

In exchange for assuming the Central Bank debt, SAOS received from SM-Chile S.A. (“SM-Chile”), a holding company that controls SAOS, a stake of 63.6% of our shares as collateral for this debt. Dividends received from us are the sole source of SAOS’s revenues, which—in turn—must be used to repay this debt. To the extent distributed dividends were not sufficient to pay the amount due on this debt, SAOS is permitted to maintain a cumulative deficit balance with the Central Bank that SAOS commits to pay with future dividends. If this cumulative deficit balance exceeds 20% of our paid-in capital and reserves, the Central Bank may require SAOS to sell a sufficient number of our shares to pay the entire amount of the accumulated deficit. As of March 31, 2015, SAOS maintained a surplus with the Central Bank of Ch$484,560 million, equivalent to 19.2% of our paid-in capital and reserves as of the same date.

Furthermore, if our shareholders decide to retain and capitalize all or part of our annual net income in order to finance future growth and to distribute stock dividends, the Central Bank may require us to pay in cash to SAOS the portion of net income corresponding to its economic stake in our shares. If we distribute stock dividends and the Central Bank does not require us to pay that portion in cash, the shares received by SAOS must be sold by SAOS within the following 12 months. SM-Chile shareholders will have a right of first refusal with respect to that sale.

If SAOS is required to sell shares of our stock for any of the aforementioned circumstances in the public market, that sale could adversely affect the prevailing market price of our stock.

The results of our operations are affected by interest rate volatility and inflation.

The results of our operations depend to a great extent on our net interest income, which represented 75.5% of our total operating revenues in 2014. Changes in nominal interest rates and inflation could affect the interest rates earned on our interest-earning assets differently from the interest rates paid on our interest-bearing liabilities, resulting in net income reduction. Inflation and interest rates are highly sensitive to several factors beyond our control, including the Central Bank’s monetary policy, deregulation of the Chilean financial sector, domestic and international economic and political conditions, among other factors. Any volatility in interest rates could have a material adverse effect on our financial condition and results of operations.

The average annual short-term nominal interest rate in Chile for 90 to 360 day deposits received by Chilean financial institutions was 5.90% in 2012, 5.20% in 2013, and 3.91% in 2014. The average long-term nominal interest rate based on the interest rate of the Central Bank’s five-year bonds traded in the secondary market was 5.34% in 2012, 5.20% in 2013 and 4.43% in 2014.

Inflation in Chile has been moderate in recent years, especially in comparison with periods of high inflation experienced in the 1980s and 1990s. High levels of inflation in Chile could adversely affect the Chilean economy, consumer purchasing power, household consumption and investment in machinery and equipment and, therefore, the demand for financing and our business. The annual inflation rate (as measured by annual changes in the CPI and as reported by the Chilean National Institute of Statistics) during the last five years and the first three months of 2015 was:

Year	Inflation (CPI Variation)
2010	3.0
2011	4.4
2012	1.5
2013	3.0
2014	4.6
2015 (through March 31)	1.1%

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

Operational problems, errors, criminal events or terrorism may have a material adverse impact on our business, financial condition and results of operations.

As all large financial institutions, we are exposed to many operational risks, including the risk of fraud by employees and outsiders, failure to obtain suitable internal authorizations, failure to properly document transactions, equipment failures, errors made by employees and natural disasters, such as earthquakes, tsunamis and floods. Furthermore, we are exposed to criminal events or terrorist attacks resulting in physical damage to our buildings (including our headquarters, offices, branches and ATMs) and/or injury to customers, employees and others. Although we maintain a system of operational controls composed of world-class human and technological resources, as well as comprehensive contingency plans and security procedures, there can be no assurances that operational problems, errors, criminal events or terrorist attacks will not occur and that their occurrence will not have a material adverse impact on our results of operations, financial condition and the value of our shares and ADSs.

Cybersecurity events could negatively affect our reputation or results of operations and may result in litigation.

We have access to large amounts of confidential financial information and hold substantial financial assets belonging to our customers as well as to us. In addition, we provide our customers with continuous remote access to their accounts and the possibility of transferring substantial financial assets by electronic means. Accordingly, cybersecurity is a material risk for us.

We depend on a variety of Internet-based data processing, communication, and information exchange platforms and networks. We cannot assure you that all of our systems are entirely free from vulnerability. Additionally, we enter into contracts with several third parties to provide our customers with data and communication services. Therefore, if information security is breached, or if one of our employees breaches compliance procedures, information could be lost or misappropriated, which may affect our results of operations, damage others or result in potential litigation.

We are also exposed to the risk of cyber-attacks and other cybersecurity incidents in the normal course of business. There has been an increased level of attention focused recently on cyber-attacks against large corporations that include, but are not limited to, gaining unauthorized access to digital systems for purposes of misappropriating cash, other assets or sensitive information, corrupting data or causing operational disruption. Cybersecurity incidents such as computer break-ins, phishing, identity theft and other disruptions could negatively affect the security of information stored in and transmitted through our computer systems and network infrastructure, which may result in significant liability to us in excess of insurance coverage, and may cause existing and potential customers to refrain from doing business with us. Although we, with the help of service providers, intend to continuously implement security technology devices and establish operational procedures to prevent such damage, we cannot assure you that these security measures will be successful.

We may lose revenue if we are unable to renew our global connectivity agreement with Citigroup Inc.

On December 27, 2007, we entered into a global connectivity agreement with Citigroup Inc. (as amended, the “Global Connectivity Agreement”). The Global Connectivity Agreement enables us and our clients to become part of Citigroup’s global network and provides a framework for us, Citigroup and our respective affiliates to direct certain types of business to our companies. The Global Connectivity Agreement sets forth the terms of our relationship with respect to investment banking services and other services such as international personal banking, cash management and treasury operations, among others. See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions.”

The Global Connectivity Agreement expires on January 1, 2016. We cannot predict if this agreement will be renewed, or if it is renewed, what the renewal terms would be. Although we would continue to provide the services governed by the Global Connectivity Agreement even if it is not renewed, any loss of the exclusivity or referral provisions in the Global Connectivity Agreement could result in significantly less revenues from the services listed above and any profits we would generate from these services. Our preliminary estimates suggest that the potentially lost revenues (net of direct costs associated with services provided to customers) directly related to these services could be as much as U.S.$12.5 million per year.

Risks Relating to our ADSs

Our principal shareholders may have interests that differ from those of our other shareholders and their significant share ownership may have an adverse effect on the future market price of our ADSs and shares.

As of April 17, 2015, LQ Inversiones Financieras S.A. (“LQIF”), a holding company beneficially owned by Quiñenco S.A. and Citigroup Chile S.A., holds directly and indirectly approximately 51.2% of the voting rights of our shares. These principal shareholders are in a position to elect a majority of the members of our board of directors, direct our management and control all matters decided by a shareholder vote, including the approval of fundamental corporate transactions.

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

While our ADSs have been listed on the New York Stock Exchange (the “NYSE”) since the first quarter of 2002, there can be no assurance that an active trading market for our ADSs will be sustained. During 2014, a daily average volume of 67,287 of our American Depositary Receipts (“ADRs”) were traded on the NYSE, according to data provided by Bloomberg. Although our shares are traded on the Santiago Stock Exchange, the Valparaiso Stock Exchange and the Chilean Electronic Stock Exchange, the Chilean market for our shares in Chile is small and somewhat illiquid. As of April 17, 2015 approximately 25.1% of our outstanding shares were held by shareholders other than our principal shareholders, including LQIF, SM-Chile, SAOS and Ergas Group.

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

The market price of our ADSs and shares may be adversely affected by volatility in international financial markets and adverse global economic conditions. The market for Chilean securities and the Chilean economy as a whole are, to diverse extents, influenced by economic and market conditions in the United States, Europe and certain emerging market economies, especially Asian countries, and also economic as well as political developments in Latin American countries. Although economic conditions are different in each country, investors’ reactions to specific issues in one country may affect the financial markets in others, including Chile. Therefore, unfavorable developments in other countries—especially in developed economies and Chile’s main commercial partners—may adversely affect the market price of our ADSs and shares.

In particular, since August 2007, there has been significant volatility in worldwide financial markets due to consequences from the announcement, by several U.S. banks and financial institutions, of significant write-downs related to their exposure to mortgage-backed securities and other financial instruments. This situation, also known as the subprime crisis, translated into several and significant government bail-outs for important banks worldwide, bankruptcy for some others and an active M&A market in the financial industry intended to maintain the confidence of investors and customers, as well as avoiding bank runs. Although the Chilean economy was not directly exposed to the U.S. housing credit market and—historically—we have not directly held any assets related to such financial instruments, the subprime crisis impacted the Chilean economy by the end of 2008, including banking activity. Currently, the U.S. economy seems to be overcoming the effects of the subprime crisis, as evidenced by recovering mid-term growth rates and improving employment and consumption indicators, while the Federal Reserve is tapering the quantitative easing monetary policy it has used for the past several years. However, we cannot assure you that these past developments will not occur again in the future or that any future developments in international markets will not affect us, including our results of operations and, consequently, the market price of our ADSs and shares.

Financial deterioration in certain European countries was another indirect effect of the subprime crisis that occurred in the United States. Our exposure to European sovereign debt is not significant; however, we cannot assure you that volatility in global financial markets due to the uncertainty regarding the fiscal condition of certain European countries will not continue and affect the Chilean economy and consequently the financial condition and results of operations of the entire Chilean banking system, including us. Accordingly, the price of our ADS could be adversely affected by a new financial turmoil in the Eurozone, political issues, armed conflicts, a slower than expected recovery, or a deterioration in healthier economies, such as Germany, that could translate into increasing volatility and uncertainty all over the world.

In the past, Chile has imposed controls on foreign investment and repatriation of investments that affected investments in, and earnings from, our ADSs.

Equity investments held in Chile by non-Chilean residents have historically been subject to various exchange control regulations that restrict the repatriation of investments and earnings from Chile. In April 2001, the Central Bank eliminated most of the regulations affecting foreign investors, although they still have to provide the Central Bank with information related to equity investments and must conduct such operations within the Formal Exchange Market. Additional Chilean restrictions applicable to holders of our ADSs, the disposition of the shares underlying them, the repatriation of the proceeds from such disposition or the payment of dividends may be imposed in the future, and we can neither determine in advance nor advise you as to when or how those restrictions could impact you if imposed.

If for any reason, including changes in Chilean law, the depositary for our ADSs were unable to convert Chilean pesos to U.S. dollars, investors would receive dividends and other distributions, if any, in Chilean pesos.

Risks Relating to Chile

Our growth and profitability depend on the level of economic activity in Chile.

Our core business and transactions are with customers doing business in Chile. Accordingly, our ability to grow our business volumes and results of operations, as well as enhance our financial condition, in general, depends on the dynamism of the Chilean economy and specific macroeconomic variables such as inflation, unemployment, interest rates, consumption and investment. The global financial crisis of 2008 that dramatically affected the economic growth in developed countries also affected the Chilean economy by the end of 2008 and during the first three quarters of 2009. This translated into a subsequent slowdown in the local banking industry due to lower levels of consumption and deteriorated credit quality in loan portfolios prompted by unemployment and financial stress experienced by certain economic sectors. Conversely, between 2010 and 2012 the local economy and the banking industry evidenced a significant upturn, fostered by real GDP growth that averaged 5.7% per year, mainly as a result of the recovery in consumption and investment, as well as higher fiscal spending associated with the reconstruction process after a significant earthquake in 2010. During 2013, the Chilean economy entered into a moderate slowdown by recording a 4.2% GDP expansion, which deepened throughout 2014 as both corporate and individual confidence continued to deteriorate. The slowdown was explained in part by both slower growth of Chile’s main commercial partners, especially China, and uncertainty associated with diverse reforms presented by the recently appointed administration that affected investment and consumption. Accordingly, the Chilean economy grew by only 1.9% in 2014, which was influenced by a 6.1% contraction in investment that was offset by a 2.2% expansion in private consumption. Although Chilean economic growth continues to be positive, we cannot assure you that the local economy will continue expanding in the future or that developments affecting the Chilean economy and the local banking industry will not materially affect our business, financial condition or results of operations. For more information, see “Item 5. Operating and Financial Review and Prospects—Operating Results—Overview”.

Currency fluctuations could adversely affect the value of our ADSs and any distributions on the ADSs.

The Chilean Government’s economic policies and any future changes in the value of the Chilean peso with respect to the U.S. dollar could affect the dollar value of our common stock and our ADSs. Given the floating exchange rate regime that exists in Chile, the Chilean peso has been subject to large fluctuations in the past and could continue this trend in the future. According to information published by the Chilean Central Bank, between December 31, 2013 and December 31, 2014, the value of the U.S. dollar relative to the Chilean peso increased by approximately 16.0%, as compared to the increase of 9.4% recorded in the period from December 31, 2012 to December 31, 2013. See “Item 3. Key Information—Exchange rates.”

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

Our results of operations may be affected by fluctuations in the exchange rates between the Chilean peso and the U.S. dollar despite our policy and Chilean regulations related to the general avoidance of material exchange rate mismatches. In order to reduce the effect of exchange rate mismatches we enter into foreign exchange derivative transactions that hedge our exposure. As of December 31, 2014, our foreign currency-denominated assets and Chilean peso-denominated assets, which contain repayment terms linked to changes in foreign currency exchange rates, exceeded our foreign currency-denominated liabilities and Chilean peso-denominated liabilities, which contain repayment terms linked to changes in foreign currency exchange rates, by an amount of Ch$9,979 million, or 0.42% of our paid-in capital and reserves.

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

Recent changes in the Chilean tax system could impact the profitability of investments held by foreign and local investors.

In September 2014, the Chilean congress approved a law reforming the Chilean tax system. This tax reform (Law N° 20,780, defined terms in this risk factor are used as defined therein) gradually increases the first category tax or corporate tax rate between 2014 and 2018 while establishing two alternative tax regimes from 2017 onwards: (i) the Semi-Integrated Regime and (ii) the Attribution Regime. The tax reform increases the statutory corporate tax rate from 20.0% in 2013 to 21.0% in 2014, 22.5% in 2015 and 24.0% in 2016. From 2017 onwards, the statutory corporate tax rate will depend on the tax regime chosen by the owners of the taxpayer (the company). If the Semi-Integrated regime is selected, the company will be subject to a statutory corporate tax rate of 25.5% in 2017 and 27.0% from 2018 onwards. If, instead, the Attribution regime is selected, the company will be subject to a statutory corporate tax rate of 25.0% from 2017 onwards. At this time, we cannot anticipate which regime we will select in the future.

The tax reform will also affect the taxes levied on dividends received by investors that hold shares of common stock or ADS from 2017 onwards. Under the Semi-Integrated Regime, holders of shares or ADS will pay taxes on the dividends effectively received from the company (withholding tax of 35% for foreign investors and a general regime tax for local investors). Foreign investors from DTAT (Double Taxation Avoidance Treaty) countries will be able to use 100% of the corporate tax paid by the company as a tax credit. However, local investors and holders from non-DTAT countries will be permitted to use 65% of the corporate tax paid by the company as a tax credit. Accordingly, the effective tax rate paid by local (individual) investors or foreign holders could increase up to 44.5%. Under the Attribution Regime, holders of shares or ADS will pay taxes (withholding tax of 35.0% for foreign investors and personal taxes for individual local holders) on their proportional participation in the earnings before taxes generated by the company, regardless of whether cash dividends are distributed or not. Holders of shares or ADS will be permitted to use 100% of the corporate tax paid by the company as a tax credit.

Lastly, stock dividends (distributions on fully paid-in shares) are currently tax exempt when distributed. Under the new tax law, regardless of the regime that the owners of the company ultimately chooses, stock dividends will be subject to taxation. Furthermore, the new tax income law introduces certain changes to the treatment of capital gains associated with the sale of shares received as stock dividends.

For more information, see “Item 10. Additional Information—Taxation—Chilean Tax Considerations.”

Labor strikes or slowdowns could adversely affect our operations because the majority of our employees belong to labor unions.

We are a party to collective bargaining agreements with various labor unions. Disputes with regard to the terms of these agreements or our potential inability to negotiate acceptable contracts with these unions could result in, among other things, strikes, work stoppages, or other slowdowns by the affected workers. If unionized workers were to engage in a strike, work stoppage, or other slowdown, or other employees were to become unionized, we could experience disruption of our operations or higher ongoing labor costs, either of which could have a material adverse effect on our results of operations. See “Item 6. Directors, Senior Management and Employees—Employees.”

On December 29, 2014 the government sent a labor reform bill to the Chilean congress for discussion and approval. The government stated that this bill was intended to strengthen and give more power to Chilean unions while prohibiting the replacement of workers during strikes. As a result, unions would enhance their negotiation position in collective bargaining processes. In addition, the reform involved some changes to the current labor framework by introducing certain flexibility in the contractual relationship between workers and companies. There is currently no certainty as to when and how this bill, if passed by the congress, will go into effect and, therefore, we cannot assure you that this bill will not have a material effect on our business.

Item 4	Information on the Company

History and Development of the Bank

Overview

We were founded in 1893, and we have been, for much of our history, among the largest and most profitable Chilean banks in terms of return on average assets and average equity in Chile. Our core business is commercial banking in Chile, providing traditional banking products and specialized financial services to our diversified customer base of individuals and companies.

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

We are a full service financial institution that provides, directly and indirectly through our subsidiaries, a wide variety of lending and non-lending products and services to all segments of the Chilean financial market, providing our customers with powerful, differentiated and comprehensive value offerings. Our business is not materially affected by seasonality. We organize our operations and deliver our services to our customers through the following four principal business segments:

(i)	retail banking;

(ii)	wholesale banking;

(iii)	treasury and money markets; and

(iv)	subsidiaries.

In Retail Banking, we provide our individual customers with credit cards, residential mortgage loans and consumer loans, as well as traditional deposit services, such as current accounts, demand deposits, savings accounts and time deposits. Our retail customers also include micro, small and medium sized companies that we serve by providing them with short and long term loans, as well as diverse deposit solution, in order to satisfy their needs. Our banking services for wholesale customers include commercial loans (which include factoring and leasing), foreign trade, capital markets services, cash management and non-lending services, such as payroll, payment and collection services, as well as a wide range of treasury, financial advisory and risk management products.

In 2008, we supplemented our products and services and enhanced our value offerings by entering into a strategic partnership with Citigroup Inc., as a result of our merger with Citibank Chile.

As of December 31, 2014, we also offered international banking services through our Trade Services subsidiary in Hong Kong, our representative office in Beijing, and a worldwide network of correspondent banks. However, we have begun a voluntary dissolution process for our Trade Services subsidiary in Hong Kong that we expect to complete before the end of 2015.

In addition to our traditional banking operations, our subsidiaries and affiliates permit us to offer a variety of non-banking but specialized financial services including securities brokerage, mutual funds management, investment banking, insurance brokerage, securitization, collection and credit pre-evaluation services.

According to the SBIF, as of December 31, 2014 and excluding the operations of subsidiaries abroad, we were the second largest bank in Chile in terms of total loans with a market share of 18.1%, the largest provider of commercial loans with a market share of 18.0%, the second largest provider of consumer loans with a market share of 20.9% and the second largest privately owned bank in terms of residential mortgage loans with a market share of 17.1%. Also, as reported by the SBIF, we were the largest bank in terms of net income with a market share of 23.8% and the first bank in terms of current account balances held by individuals with a market share of 28.9%, both as of December 31, 2014. Lastly, according to the Chilean Association of Mutual Funds, as of December 31, 2014 we were the largest provider of mutual funds management with a market share of 22.5%.

As of December 31, 2014 we had:

•	total assets of Ch$27,581,676 million (approximately U.S.$45,507.6 million);

•	total loans of Ch$21,891,333 million (approximately U.S.$36,118.9 million), before deducting allowances for loan losses;

•	total deposits of Ch$16,655,619 million (approximately U.S.$27,480.4 million), of which Ch$6,934,373 million (approximately U.S.$11,441.2 million) correspond to current account and demand deposits;

•	equity (including net income, non-controlling interest and provisions for minimum dividends) of Ch$2,910,975 million (approximately U.S.$4,802.9 million);

•	net income of Ch$595,519 million (approximately U.S.$982.6 million); and

•	market capitalization of approximately Ch$6,702,547 million (approximately U.S.$11,058.67 million).

As of December 31, 2014, we had 14,803 employees and delivered financial products and services through a nationwide distribution network of 429 branches, and 1,460 Automatic Teller Machines (ATMs) that are part of a larger ATM network operated by Redbanc S.A. (a company owned by us and 11 other privately owned banks) that consists of 8,029 ATMs.

History

We were founded in 1893 as a result of the merger of Banco Nacional de Chile, Banco Agrícola and Banco de Valparaíso, which created the largest privately owned bank in Chile. We have played an important role in the economic history of Chile. Before the creation of the Central Bank in 1926 and prior to the enactment of the General Banking Law, we were the main stabilization agent of the Chilean banking system, a role that is now performed by the Chilean Central Bank. Beginning in the early 1970s, the Chilean Government assumed control of a majority of Chilean banks, and all but one of the foreign banks that were operating at that time closed their branches and offices within the country. Throughout this era, we remained as a privately-owned bank, with the exception of a portion of our shares owned by the Chilean Government that were sold to private investors in 1975. Throughout our history we have developed a well-recognized brand name in Chile and expanded our operations in foreign markets, where we developed an extensive network of correspondent banks. In the early twentieth century, we established a representative office in London, which we maintained until 1985, when our operations in Europe were moved to Frankfurt. The office in Frankfurt was closed in 2000, when our foreign operations were centralized at the New York branch. In 1987 and 1988, we established four subsidiaries to provide a full range of specialized financial products and services as permitted by the General Banking Law. In 1999, we widened our scope of specialized financial services by creating our insurance brokerage and factoring subsidiaries. According to our estimates, we remained the largest private bank in Chile until 1996. During the early 2000s, the Chilean banking industry witnessed intense merger and acquisition activity. In 2002, we merged with Banco de A. Edwards, which allowed us to expand our business to new customer segments. In 2008, we sold our U.S. branch to Citigroup in connection with our merger with Citibank Chile that was carried out during the same year. As a result of these consolidations, we currently operate a distribution network that is composed of three brand names, namely, “Banco de Chile” (which operates throughout Chile), “Banco Edwards-Citi” (which is primarily oriented to higher income segments) and “Banco CrediChile” (which is focused on consumer loans and demand accounts for lower and middle income segments). In 2012, we became the market leader in net income and the most profitable bank (the highest return on average equity and average capital and reserves) within the Chilean banking industry, according to information released by the SBIF. Similarly, among our peers we were the bank with the best credit quality indicators in terms of past-due loans (90 days or more), provisions for loan losses over average loans and coverage of past-due loans (loans 90 days or more past-due). Also, during 2012 we maintained our leadership in mutual funds and current accounts for individuals, while our investment banking subsidiary maintained the market leading position in corporate bond placements within the local market, according to information available at the Chilean Association of Mutual Funds, the SBIF and the SVS, respectively. In terms of funding diversification, we improved our access to foreign debt markets by placing senior bonds in Hong Kong and Peru for a total aggregate amount of approximately U.S.$193 million. Similarly, we established a commercial paper program in the U.S. market of U.S.$1,000 million.

In 2013, we continued to enhance our competitive advantages. As a result, we completed a very successful year by leading the industry in operating revenues—for the first time in our recent history—and net income, according to information published by the SBIF. These achievements enabled us to remain the most profitable bank in Chile in terms of return on average equity and average assets. Our leading position in net income was also a consequence of our market leading performance in expenses, which allowed us to reach the lowest efficiency ratio in the local industry, according to information published by the SBIF. Also, in order to maintain a convenient and well diversified liability structure, we have continued to seek alternative financing opportunities, especially overseas. In this regard, during 2013 we carried out four placements in Switzerland for a total amount of approximately U.S.$785 million. Also, we established a U.S.$2,000 million medium term notes program (the “MTN Program”) in Luxembourg. Under this program we issued medium term notes in Hong Kong and Japan for approximately U.S.$168 million and U.S.$167 million, respectively.

In 2014, growth in the Chilean economy decreased, which in turn affected investment and the growth of commercial loans during the first two quarters of the year and private consumption by the end of the year. Amid this slowdown, we took advantage of our competitive strengths and continued to optimize our risk-return relationship by keeping our credit risk under control and developing innovative commercial strategies. As a result, we remained at the top of the industry in terms of net income generation and return on average equity, according to information published by the SBIF as of December 31, 2014. In order to achieve these goals, we improved customer experience by launching cutting-edge mobile banking solutions and applying world-class business intelligence methodologies. Furthermore, we continued to diversify our funding structure by issuing long term bonds in Switzerland, Japan and Hong Kong, while taking advantage of our U.S.$ Commercial Paper program to raise short-term funds. Lastly, we recorded a 15.9% annual expansion in current accounts and demand deposit (year-end balances) that enabled us to rank first in these liabilities within the local banking industry, according to information released by the SBIF as of December 31, 2014. These figures were reflected by the interest of investors in Banco de Chile’s stock, which recorded an 86.5% annual increase in trading volumes (excluding the effect of the LQIF secondary offering), the highest increase among all publicly listed Chilean banks.

Merger with Banco de A. Edwards

On December 6, 2001, our shareholders approved our merger with Banco de A. Edwards, which became effective on January 1, 2002. Banco de A. Edwards had been listed on the NYSE since 1995, and in January 2002, we were listed on the NYSE under the symbol BCH. Since 2002, our shares have also been traded on the Latin American Stock Exchange of the Madrid Stock Exchange (“Latibex”) and the London Stock Exchange (“LSE”). We concluded the merger process with the consolidation of a new corporate structure and the integration of our technological platforms. As for Latibex, on October 18, 2013, we voluntarily delisted our trading units from that market.

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

Our partnership with Citigroup Inc., an internationally well-known brand name, enabled us to broaden the scope of financial services that we offer to our customers through the addition of global financial services and other benefits. As a result of this partnership, we entered into the Global Connectivity Agreement, which has supported the creation of (i) an international personal banking unit, responsible for optimizing access to financial services outside Chile to our local retail customers, (ii) a global transactional services unit, responsible for executing local and international cash management services, as well as custody and foreign trade assistance, to our wholesale customers, and (iii) an enhanced investment banking unit, responsible for providing financial advisory services and access to global capital markets to our Chilean corporate customers.

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

In 2014, we devoted our efforts to developing technological solutions to provide our customers with better services while improving the performance of our primary systems and operating processes. In relation to IT innovations for customers, during 2014 we developed and released a bundle of mobile applications for smartphones called MiBanco|MiPago|MiBeneficio. These applications enable our customers to carry out diverse banking and payment transactions directly from their mobile phones. As for the performance of IT systems, throughout 2014 we improved our operating systems that support credit card transactions and electronic money transfers. We also completed the first stage of our accounting control system and replaced some of our existing credit cards with new ones that include a microchip for enhanced security. In addition, in relation to the optimization of our main operating processes, we focused on reducing the potential for manual data-entry mistakes, which represents an important source of our operational risk.

Through these efforts we have maintained our commitment to anticipating and minimizing cybersecurity risks, as mentioned in “Item 3. Risk Factors—Risks Relating to our Operations and the Chilean Banking Industry” and “Item 3. Risk Factors—Cybersecurity events could negatively affect our reputation or results of operations and may result in litigation.”

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

Subsequent to the crisis, like most major Chilean banks, we sold certain of our non-performing loans to the Central Bank at face value on terms that included a repurchase obligation. The repurchase obligation was later exchanged for subordinated debt of each participating bank issued in favor of the Central Bank. In 1989, pursuant to Law No. 18,818, banks were permitted to repurchase the portfolio of non-performing loans for a price equal to the economic value of such loans, provided that the banks assume a subordinated obligation equal to the difference between the face and economic value of such loans. In November 1989, we repurchased our portfolio of non-performing loans from the Central Bank and assumed the Central Bank’s subordinated debt related to our non-performing loans.

The original repayment terms of our Central Bank subordinated debt, which at December 31, 1989 equaled approximately Ch$1,531,390 million (in real terms as of December 31, 2014), required that a certain percentage of our income before provisions for the subordinated debt be applied to repay this obligation. The Central Bank subordinated debt did not have a fixed maturity, and payments were made only to the extent that we earned income before provisions for the subordinated debt. In 1993 we applied 72.9% of our income before provisions to repay the Central Bank subordinated debt. In 1994 we applied 67.6%, and in 1995 we applied 65.8% of our income before provisions to repay the Central Bank subordinated debt.

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

In exchange for assuming the Central Bank debt, SAOS received from SM-Chile 63.6% of our shares as collateral. Although shares held by SAOS as collateral have economic rights that belong to the Chilean Central Bank, their voting rights are exercised by SM-Chile’s shareholders. As a result of our merger with Banco de A. Edwards, the percentage of our shares held by SAOS decreased to 42.0%. Subsequently, as of December 31, 2014 the percentage of our shares held by SAOS declined to 30.21%, as a result of: (i) capital increases agreed to an Extraordinary Shareholders’ Meetings held in May 2007, January 2011 and October 2012, (ii) stock dividends paid in May 2006, May 2007, June 2009, April 2011, June 2012, May 2013, and July 2014, and (iii) our merger with Citibank Chile in January 2008.

Dividends received from us are the sole source of SAOS’s revenues, to be applied by legal mandate to repay its debt to the Central Bank of Chile. SAOS does not have any other material debt, as it is a special purpose legal entity created by Law 19,396 whose only business is to own Banco de Chile shares and repay the obligation to the Central Bank of Chile. To the extent distributed dividends are not sufficient to pay the amount due on its debt, SAOS is permitted to maintain a cumulative deficit balance with the Central Bank that SAOS commits to pay with future dividends. If the cumulative deficit balance exceeds an amount equal to 20% of our paid in capital and reserves, the Central Bank may require SAOS to sell a sufficient number of shares of our stock to pay the entire accumulated deficit amount. As of March 31, 2015, SAOS maintained a surplus with the Central Bank of

Ch$484,560 million, equivalent to 19.2% of our paid in capital and reserves as of the same date. See “Item 3. Key Information—Risk Factors—Risks Relating to our Operations and the Banking Industry—Our affiliate may be obligated to sell shares of our stock in the public market if we do not pay sufficient dividends”

As of December 31, 2014, the outstanding subordinated debt balance held by SAOS was Ch$565,552 million (including accrued interest). SAOS paid to the Central Bank a total of Ch$124,342 million in 2012, Ch$151,560 million in 2013 and Ch$145,123 million in 2014, exceeding in each of those years the required minimum annual payment.

As of December 31, 2014, the major shareholder of SM-Chile was LQ Inversiones Financieras S.A. (a subsidiary of Quiñenco S.A.), which owned, directly and indirectly, 58.2% of SM-Chile’s total shares. As of the same date, our major shareholders were SAOS LQ Inversiones Financieras S.A. and SM-Chile, each having a direct participation of 30.2%, 25.7% and 12.8% in our total common stock, respectively. On January 31, 2014, LQ Inversiones Financieras S.A. (our major shareholder) closed the sale of 6,700,000,000 shares of Banco de Chile through a public secondary offering, which resulted in a 7.20% decrease of their ownership interest in Banco de Chile. Accordingly, as of April 17, 2015, LQ Inversiones Financieras S.A. directly owned 25.71% of our shares and held, directly and indirectly, 51.17% of the voting rights in Banco de Chile.

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

Capital Expenditures

The following table sets forth our capital expenditures in each of the three years ended December 31, 2012, 2013 and 2014:

	For the Year Ended December 31,
	2012		2013		2014
	(in millions of Ch$)
BANK’S INTERNAL REPORTING POLICIES:
Computer equipment	Ch$	7,750	Ch$	7,509	Ch$	22,776
Furniture, machinery and installations		8,949		4,303		8,292
Real estate		337		62		—
Vehicles		945		375		445

Subtotal		17,981		12,249		31,513
Software		9,116		5,511		5,382

Total	Ch$	27,097	Ch$	17,760	Ch$	36,895

Our budget for capital expenditures for 2015 is Ch$57,729 million. Of this amount, expenditures in information technology investments represent 63.7%, while infrastructure projects represent the remaining 36.3%. The budget for capital expenditures is in line with our strategic priorities of improving our efficiency and reinforcing our proximity to customers, particularly in our retail banking segment, through physical as well as remote contact channels. These capital expenditures will be principally financed by cash on hand and long-term debt financing.

Among the budgeted expenditures for information technology, 36.6% corresponds to new and ongoing IT projects intended to provide us with business solutions as well as productivity improvements, 15.2% is related to critical projects involved in our mid-term IT plan, while the remaining 48.2% consists of investment in technological equipment and improvements or renewal of our ATMs nationwide network.

Our 2015 budget for infrastructure expenditures includes disbursements associated with renovation and restoration of our main building, implementation and relocation of commercial branches and general maintenance investments.

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

Our main competitive strengths are:

Brand Recognition and Strong Corporate Image

We have operated in the Chilean financial industry for 121 years under the “Banco de Chile” brand name. In order to provide our customers with specialized value offerings and a wider range of financial products and services, we have also developed the “Banco Edwards|Citi”, “Banco CrediChile” and “Banchile” brand names. We believe our long standing history in the Chilean market is recognized by our customers and the general public, who associate us with quality, reliability and social responsibility within the Chilean financial industry, as demonstrated in various polls conducted by well-known market research companies. According to market research conducted by Adimark GFK (part of the GFK Group), during 2014 we remained the most recognized brand among financial institutions operating in Chile. Also, in 2014, Merco (a corporate reputation monitor headquartered in Spain) ranked Banco de Chile as the leader in corporate reputation for all companies operating in Chile. We believe that our long history in the Chilean banking industry is a key element that differentiates us from our competitors.

Additionally, we believe that our merger with Citibank Chile reinforced our corporate image as a leading financial institution within Chile and allowed us to gain recognition among customers and investors all over the world.

We also believe that our strong corporate image is further strengthened by our commitment to social responsibility, which includes supporting the Teleton Foundation (a non-governmental organization dedicated to assisting and treating disabled Chilean children), our partnership with institutions dedicated to improving the quality of Chilean education, our participation in campaigns intended to improve the quality of life of needy people, our commitment to the development of sports in Chile and our environmental pledge that has led us to implement policies to conserve energy and forestry resources, as well as other initiatives intended to strengthen our role in, and contribution to Chilean society.

Business Scale and Leading Market Position

We are one of the largest financial institutions in Chile and a market leader in a broad range of financial products and services within the Chilean financial system, as listed in the following table:

	As of December 31, 2014
	Market Share	Market Position
Commercial Loans(1)	18.0%	1st
Average Balances of Total Demand Deposits and Current Account(1)	23.5%	1st
Current Accounts Balances held by Individuals	28.9%	1st
Mutual Funds (Assets Under Management)	22.5%	1st
Net Fees and Commissions Income	19.5%	1st
Net Income for the Period	23.8%	1st

Source: SBIF and Chilean Association of Mutual Funds.

(1)	Excluding operations of subsidiaries abroad.

We have traditionally had a strong presence in the wholesale segment by maintaining long-term relationships with major local and multinational companies that operate in Chile. We have been able to maintain this leading position by continuously improving our products and services and supplementing them with comprehensive and tailored service models that allow us to successfully serve our customers’ needs. We have also added value to our service offerings by including treasury products for hedging purposes, together with investment banking, insurance brokerage and other specialized financial services provided by our subsidiaries.

In addition, in recent years we have been focused on further penetrating the retail banking business through diverse value offerings intended to cover all of the population and enterprises we target. Therefore, in recent years we have prioritized expanding our residential mortgage portfolio and our presence in transactional services such as credit cards, current accounts and demand accounts, as we believe they are effective means to build long-term relationships and customer loyalty, while increasing cross-selling opportunities. As a result, through our Commercial Division (Individual and SME Banking Unit), we lead the market in services offered to high income individuals for whom we have developed an attractive and complete portfolio of financial services, including a full range of wealth management services through one of our subsidiaries. Also, our Consumer Finance Division (Banco CrediChile) has become one of the largest providers of consumer loans among the Chilean banks’ consumer divisions, based on comprehensive service offerings for low and middle income individuals. This has been recently supplemented by the implementation of business solutions for low scale entrepreneurs and individual customers in periphery districts. This broad variety of services has also enabled us to lead the Chilean market in terms of income from fees and commissions.

We believe our financial strength, prestige and brand recognition among Chilean customers have allowed us to become the market leader in terms of current account balances within the Chilean financial system, especially among individuals, who have demonstrated their preference for our services. Our position was further consolidated in the financial downturn that started in 2008, when we benefited from a “flight-to-quality” effect as investors were seeking a reliable institution to keep their funds.

Broad Customer Base and Nationwide Distribution Network

We believe that we have one of the largest customer bases among financial institutions in Chile. We have been able to expand our customer base by implementing attractive and tailored value offerings based on continuously improving segmentation. As of December 31, 2014, we had approximately 2,858,000 customers, including approximately 1,164,000 borrowers, roughly 721,000 current accounts holders, nearly 124,000 time deposit holders, approximately 377,000 saving account holders and approximately 1,496,000 credit card holders. In 2014, we introduced modifications to our definition of “customer.” Thus, our customer base is composed of the sum of individuals and companies holding at least one or a combination of the following products: a loan, a current account, a credit card or a demand account.

We believe that our broad customer base is both an essential driver of our business and a valuable asset that enables us to cross-sell our products and services.

In order to better serve our customers, we are present in all regions of Chile and strive to be accessible to every Chilean customer through our large branch network as well as non-physical contact channels. As of December 31, 2014, we had a nationwide branch network of 429 branches, the second-largest in Chile among non-governmental banks, according to information published by the SBIF. This network is composed of 254 branches under our “Banco de Chile” brand name, 39 branches under our “Banco Edwards|Citi” brand name and 136 branches under our “Banco CrediChile” brand name. We believe that our branch network enables us to develop close relationships with our customers and therefore we are constantly assessing new branch locations throughout Chile.

In addition, to improve our customer service, we are constantly reviewing the appearance and layout of our branches. We aim to turn each of our branches into a business generating unit. As a result, we have revised and re-designed our service models in most of our credit-lending units in order to maximize branch profitability and enable our on-site account executives to focus on serving customers and developing new businesses rather than focusing on administrative tasks, which have been mostly transferred to centralized back-office staff.

We have also enhanced our branch network with non-physical remote channels, such as ATMs, Internet-based online platforms and mobile banking applications. As of December 31, 2014, we had 1,460 ATMs throughout Chile.

Diversified Value Offering of Financial Products and Services

In response to the diverse needs of our customers, we have become a full-service financial company that operates under a multi-brand approach, offering a wide range of traditional banking products and services to our customers that are supplemented by specialized financial services provided by our subsidiaries, including:

•	securities brokerage,

•	mutual funds management,

•	securitization,

•	financial advisory,

•	insurance brokerage,

•	collection services,

•	credit pre-evaluation services, and

•	trade services.

In addition, our strategic alliance, backed by a Global Connectivity Agreement with Citigroup Inc., has allowed us to broaden our service offerings by adding a comprehensive portfolio of international financial services that previously we could only partially provide.

All of the above is supplemented by tailored service models based on the needs of consumers across all of our markets.

Competitive Funding Structure

We believe that we have a cost effective and highly competitive funding structure based on our leading market position in current accounts and demand deposits, especially among individuals. According to the SBIF, as of December 31, 2014, we held a market share of 28.9% in individuals’ current account balances, ranking first within the Chilean banking industry. As of that same date and according to information published by the SBIF, the total balance of our non-interest bearing current accounts and demand deposits represented 25.1% of our total funding structure, as compared to the 17.5% reported by the Chilean financial system as a whole, excluding Banco de Chile.

Our funding structure provides us with a cost advantage over many of our competitors (which use a higher proportion of interest bearing liabilities), as current accounts and demand deposits are the cheapest funding source available in Chile, since they are non-interest bearing. Also, due to our high international credit rating we have one of the lowest costs of funding from liabilities associated with interest bearing deposits and long-term debt, among the seven largest banks in Chile.

We are constantly striving to diversify our liability structure in order to maintain a competitive cost of funding and improve our liquidity. During 2014 we completed two long-term debt placements in Switzerland for a total amount of Ch$174,530 million (approximately U.S.$288 million). Under a medium term notes program that we registered with the Luxembourg Stock Exchange in 2013, we issued approximately Ch$66,742 million (around U.S.$110 million) of medium term notes in Japan and Ch$43,044 million (around U.S.$71 million) of medium term notes in Hong Kong. Also, we continued to use our Commercial Paper Program in the United States by issuing approximately Ch$1,090,340 million (nearly U.S.$1,799 million). As of December 31, 2014 we had a balance of roughly Ch$378,806 million (approximately U.S.$625 million) of outstanding commercial paper. Lastly, during 2014, we were very active in the local debt market and issued long-term bonds for a total amount of Ch$451,966 million (approximately U.S.$746 million).

Superior Asset Quality

We are one of the Chilean financial institutions with the highest credit quality and the healthiest loan portfolio in Chile. We believe this asset quality is the result of our well known prudent risk management approach and accurate credit risk models that are continuously being updated and have enabled us to maintain relatively low levels of past-due loans (90 days or more) and high coverage indicators over the last few years. According to the SBIF, as of December 31, 2014, we had a delinquency ratio (past-due loans (90 days or more) as a percentage of total loans) of 1.25%, which was well below the delinquency ratio of 2.32% reported by the Chilean banking industry (excluding Banco de Chile) as of the same date. Additionally, we maintain one of the highest coverage ratios (allowances for loan losses over past-due loans (90 days or more)) in the Chilean banking industry, which as of December 31, 2014 was equal to 1.9 times.

Our Business Strategy

Purpose

‘We are a company that contributes to the economic development of the country by generating favorable conditions for the development of individuals and enterprises, providing them with financial solutions that fit their needs.’

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

Throughout our history, we have aspired to be a leading bank in the Chilean financial system. This vision involves and commits us to all of the diverse stakeholders related to our business, namely, customers, employees, investors and the community. Our vision is shared and internalized by all areas across the corporation, senior management and the board of directors and constitutes the basis for our strategic objectives.

Commitments

We aim to satisfy the expectations of diverse stakeholders by:

•	Our Customers

•	Offering innovative and top-quality banking products and financial services.

•	Providing customers with excellent service based on customized relationships and a proactive attitude.

•	Ensuring the availability and stability of physical and non-physical service channels.

•	Maintaining trusted relationships in order to be our customers’ main bank.

•	Our Employees

•	Providing employees with career opportunities based on merit.

•	Promoting a respectful and friendly work environment.

•	Offering competitive compensation and economic benefits.

•	Supplying adequate technological tools and infrastructure.

•	Our Community

•	Improving quality of life and managing adversity.

•	Strengthening the quality of education in Chile.

•	Promoting entrepreneurship.

•	Protecting the environment.

•	Building strong relationships with suppliers.

•	Our Shareholders

•	Leading the industry in net income generation and profitability.

•	Maintaining a strong market position in terms of business volume.

•	Fostering operating efficiency and productivity.

•	Developing a prudent approach to risk management.

Strategic Priorities

Our long-term strategy is to maintain profitable growth by enhancing our market-leading position within the Chilean financial industry by providing a broad range of financial products and services to corporations and individuals nationwide. As part of this strategy, we have developed a multi-brand approach to target different market segments. We intend to leverage our strongly positioned brand names “Banco de Chile”, “Banco Edwards|Citi” and “Banco CrediChile” in traditional banking, which are supplemented by specialized financial services (such as securities brokerage services, mutual funds management, securitization services, financial advisory services and insurance brokerage services) provided by our subsidiaries that operate under the “Banchile” brand name.

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

In our retail banking segment, our aim is to lead the market by providing differentiated and comprehensive value offerings based on a deep and continuously improving segmentation that permits us to engage in profitable and high-growth potential business opportunities. Thus, we expect to expand our business and customer base by developing tailored service models, enlarging our branch network, enhancing our presence in the small and medium companies market and reinforcing certain lending products that should enable us to consolidate long-term relationships with our upper and middle-income individual customers, especially through payment channels usage (such as credit cards), installment loans and residential mortgage loans. Similarly, we aspire to target lower-income individuals and microbusinesses by promoting payroll-deduction lending and attracting customers previously unattached to any bank through a basic array of services, as well as providing commercial credit.

Following the trend of the past several years, in 2014 we prioritized growth in middle and upper income segments in personal banking because we recognized potential risks for low income individuals due to the slowdown observed in the local economy over the last two years. For this reason, we implemented diverse business intelligence tools and commercial methodologies in 2014 in order to achieve a more accurate segmentation of our customer base and develop tailored offers to meet the needs of middle and higher income individuals. Thus, among less risky individuals, we promoted growth in transactional services, especially credit cards, which enabled us to increase loan related balances by 13.8% on an annual basis. Similarly, installment loans increased by 10.3% for middle and upper income individuals while mortgage loans recorded an overall 14.7% increase among these customers.

Notwithstanding the above, we continued to expand the array of financial services that we provide to lower income individuals and microbusinesses, segments that have not been fully penetrated by banks yet. In this regard, the ‘CajaChile’ network—which provides lower income customers with a suite of basic financial services through a transactional platform located in local convenience stores— finished 2014 with more than 2,600 convenience stores participating in its network. Similarly, our unit of ‘Microbusinesses Banking’ strengthened during 2014 and ended the year with an annual expansion of approximately 18.0% in total loans.

These initiatives are intended to take advantage of the retail banking segment’s growth potential. Even though Chile’s per capita GDP has tripled over the last 25 years, banking penetration in the Chilean economy is still below comparable countries, particularly within the low and middle income population segments and with respect to certain banking products such as residential mortgage loans. We believe we can grow further in this segment since, according to the SBIF, as of December 31, 2014, we had a 17.1% market share in residential mortgage loans and a 20.9% market share in consumer loans, both below the market stake held by the market leader. As for consumer loans, due to our effective strategies focusing on middle and upper income segments, the gap between us and the market leader decreased from 3.7% as of December 31, 2013 to 3.6% as of December 31, 2014 . With respect to residential mortgage loans, however, the gap between us and the market leader increased from 3.6% as of December 31, 2013 to 3.8% as of December 31, 2014. This increase is aligned with our prudent approach to risk-taking. Given the boost observed in the housing market over the last five years, during 2014 we tightened the entire credit process, from admission to collection, and imposed stricter conditions to granting mortgage loans in order to maintain a balanced risk return relationship.

Despite our efforts to increase market penetration of Retail Banking, especially in lending products, we believe that the fierce competition in the banking industry compels us to innovate in terms of new products and services to diversify our revenue sources. Accordingly, we have strived to build comprehensive value offerings for our retail segment, prioritizing fee based income. As a result, our consolidated income from fees and other services has become an important source of revenue for us, reaching Ch$287,093 million (or 19.4% of our total operating revenues) in 2013 and Ch$272,188 million (or 16.4% of our total operating revenues) for the year ended December 31, 2014. We aim to generate increasing amounts of fees and commission revenue by developing innovative products and services and reinforcing cross-selling, in spite of a complex regulatory environment.

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

As a result, according to our management information system, we increased our cross selling indicator of non-lending revenues to lending revenues from 1.3 times in 2009 to 1.7 times as of December 31, 2014. We expect to continue enhancing our cross-sell indicators in order to optimize the profitability of the wholesale banking segment. This achievement took place together with the growth managed in our Large Companies and Real Estate Division (annual turnover between Ch$1,600 and Ch$70,000 million), with average balance of total loans increasing by 8.1% on an annual basis. This was the result of an aggressive plan intended to enhance the closeness with the customer through a dual model of service that includes several on-site visits by account officers and credit risk analysts.

We also promote diverse services such as leasing, factoring and cash management in this segment. Based on this view, we remained one of the leaders in these markets in 2014, ranked second in both factoring and leasing services with market shares of 20.7% and 20.6%, respectively (including operations of subsidiaries abroad). Regarding cash management services, during 2014 we increased volumes related to collection and payment agreements by approximately 14.4% and 2.3%, respectively.

Also, in our effort to offer tailor-made solutions and recognize the needs of different customer segments, during 2013 we defined a new group of customers called “Family Office”. This group includes companies that manage investments and trusts for a single family that we aim to target through a comprehensive model of service, including the interaction between our Wholesale Banking Segment and our subsidiary Banchile Inversiones. During 2014, we focused on penetrating this sub-segment. Accordingly, we developed and implemented relationship-building strategies for customers and non-customers belonging to this segment, which involved on-site visits and new means to stay in contact with these individuals. As a result, we were able to significantly increase our presence in this market during 2014 by expanding average balances of loans and deposits granted to and received from this segment by 40% and 15%, respectively.

In our treasury and money market operations segment, we intend to take advantage of our specialized knowledge in order to increase the penetration of widely-used products in our current customer base while offering innovative products to potential clients.

Also, we continuously seek newer and more convenient funding choices, locally and internationally, in order to support our long term business strategy by promoting an adequate diversification of our funding structure.

•	Improve Service Quality

We are convinced that in a highly competitive industry such as the Chilean banking system, a customer-centric focus is critical to generating loyalty and creating long-term, profitable relationships. We believe that our high service quality is a competitive strength that differentiates us from competitors and supports our long term strategy by responding to the preferences of our current and potential customers. Accordingly, we strive to continuously improve our relationships with customers by developing commercial strategies aligned with their needs, as well as improving our response time and customer satisfaction indicators.

Consistent with this view, during 2014 we sought to design and develop a project intended to significantly improve our customers’ experiences. This project encompasses a renewed strategy to approach the customer, based on an internationally-renowned methodology that seeks to enhance our commitment to service quality. Although this project involves several stages, the main aspects we tackled in 2014 were associated with: (i) defining the involvement of the front and back-office units that mainly impact the customer experience, (ii) carrying out workshops of collective creation with customers in order to evaluate their needs, (iii) understanding the emotional response of customers to our brand names ‘Banco de Chile’, ‘Banco Edwards|Citi’ and ‘Banco Credichile’, (iv) identifying the most important moments for customers in their relationship with the Bank, and (v) prioritizing a bundle of initiatives intended to improve customer experience in the mid-term.

Also, this project involves diverse communications activities across the Bank in order to promote a corporate culture focused on service quality and customer experience optimization while enhancing the commitment of our employees to customer satisfaction.

Promote Operating Efficiency

We believe that operating efficiency is a key competitive advantage that we have to maintain in order to grow profitably. Accordingly, our strategy for efficiency intends to achieve the highest productivity and the tightest cost control. We believe these elements will be increasingly important in our efforts to maintain high profitability ratios in a changing business environment that is under increasing regulatory focus. To accomplish these goals, we have invested in information technology and the development of simpler, more manageable, secure and modern business processes and platforms to attain faster response times and higher productivity. We also continue to enhance our strategic development capabilities, increase our business scale, develop economies of scope by incorporating new financially related businesses, reinforce the productivity of our branch network, enhance our remote transactional channels, improve our credit processes, develop a higher level of automation in our internal processes and consolidate our cost control policy and monitoring procedures.

In 2012, 2013 and 2014, we invested a total of approximately Ch$58,100 million (approximately Ch$16,900 million, Ch$13,000 million and Ch$28,200 million in 2012, 2013 and 2014, respectively) in information technology, mainly software and hardware, as we believe this is one of the best ways to improve our service quality and operating efficiency while properly fitting customers’ needs, which are increasingly linked to IT services. Similarly, we are continuously developing and optimizing internal processes in order to reduce and keep our expenses under control.

We continue to focus on improving operating efficiency through diverse projects intended to improve the quality and responsiveness of internal operating processes, such as increased automation of back-office matters and the implementation of new IT platforms for financial planning, controlling and commercial tasks. We also seek to improve security in transactional services to reduce operational risks, using anti-fraud security software for electronic transfers and other security measures to avoid attacks on our network of ATMs.

As a result of these initiatives, our efficiency ratio, measured as consolidated operating expenses over consolidated operating revenues, has maintained suitable levels over the last three years. During 2012, 2013 and 2014, our efficiency ratio was 46.3%, 41.9% and 43.8%, respectively. Based on information published by the SBIF, under Chilean GAAP, as of December 31, 2014 we had the second lowest efficiency ratio in the local banking industry.

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

In line with this view, during 2014 we continued to support different social endeavors by collaborating with “Desafío Levantemos Chile”, which is an initiative intended to promote entrepreneurship throughout Chile and especially within lower income segments. In 2014, we maintained our support for the School of Entrepreneurs network that has permitted the training of several micro-entrepreneurs, thereby improving the quality of life for their families. In addition, we have maintained our commitment to disabled people by supporting Teleton Foundation, assisting disabled children and disabled athletes and artists. During 2014 our country faced dramatic natural disasters, such as an earthquake in the northern region and devastating fire in Valparaiso. Aligned with our social commitment to face adversity, we participated, along with “Desafío Levantemos Chile”, in fundraising campaigns while directly assisting affected people by providing working tools and equipment to restore their productive capacity and income sources. Similarly, we continued to support needy people by contributing to improve quality of education across lower income segments through Astoreca Foundation. In this regard, a new school managed by this foundation was opened in 2014. This educational center will be attended by 1,200 children. Finally, we are also committed to cancer patients through a partnership with a public hospital and a local university, in order to improve the quality and quantity of treatments received by these patients.

•	Alignment of Human Resources and Culture

We believe human resources are a key element of our long-term goals. In order to consolidate profitable growth, achieve high standards of service quality, attain operating efficiency and build an excellent corporate reputation over the long run, we must have a motivated and highly qualified workforce committed to our corporate values, including ethical conduct, responsibility, integrity, prudence, justice, loyalty and respect.

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

During 2014, we continued strengthening the connection with our employees in order to align corporate values and goals with their career development and personal goals. In line with this view, our Human Resources Division worked on three main pillars: (i) Being the Best Bank, (ii) Performance Excellence, and (iii) Banco de Chile’s Way. In relation to “Being the Best Bank”, we focused on enhancing the recruitment and selection processes while improving the experience of new and current employees in the use of benefits. Similarly, the division was focused on reinforcing performance excellence across the corporation by putting several training programs into practice, while determining and promoting the potential of current collaborators to lead the Bank in the future. Finally, concerning the third pillar, “Banco de Chile’s Way”, the divisions strived to spread and foster the commitment of employees to our corporate values in order to make them part of the day-to-day processes and activities of the bank’s employees.

Ownership Structure(1)

The following diagram shows our ownership structure as of April 17, 2015:

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

The information related to our business segments presented in this section has been prepared in accordance with our internal reporting policies. See “Item 5. Operating and Financial Review and Prospects—Results of Operations for the Years Ended December 31, 2012, 2013 and 2014—Business Segments” and “Item 5. Operating and Financial Review and Prospects—Results of Operations for the Years Ended December 31, 2012, 2013 and 2014—Summary of Differences between Internal Reporting Policies and IFRS” for a description of the most significant differences between our internal reporting policies and IFRS.

The following table sets forth information on the composition of our loan portfolio and our consolidated income before income tax in accordance with our internal reporting policies for the year ended December 31, 2014, allocated among our principal business segments:

	Total Loans			Income before Income Tax(1)
	For the Year Ended December 31, 2014
BANK’S INTERNAL REPORTING POLICIES:	(in millions of Ch$, except percentages)
Retail market	Ch$	11,722,981	53.6%	Ch$	284,379
Wholesale market		10,142,486	46.4		289,752
Treasury and money market operations		—	—		42,441
Operations through subsidiaries		11,181	—		34,036
Other (Adjustments and Eliminations)		—	—		—

Total	Ch$	21,876,648	100.0%	Ch$	650,608

(1)	This net income breakdown is used for internal reporting and planning purposes and it is based on, among other things, our estimated funding cost and direct and indirect cost allocations. This breakdown may differ in some extents from breakdowns of our operating income for financial reporting and regulatory purposes. Separate information on the operations, assets and income of our financial services subsidiaries and affiliates is provided below under “—Operations through Subsidiaries.”

The following table sets forth our consolidated operating revenues in accordance with our internal reporting policies, allocated among our principal business segments, for the years indicated:

	For the Year Ended December 31,
	2012		2013		2014
BANK’S INTERNAL REPORTING POLICIES:	(in millions of Ch$)
Retail market	Ch$	842,088	Ch$	923,222	Ch$	1,002,133
Wholesale market		338,406		403,063		480,051
Treasury and money market operations		32,735		16,307		47,051
Operations through subsidiaries		122,698		126,576		134,964
Other (adjustments and eliminations)		(13,873)		(13,143)		(17,797)

Total Operating Revenues	Ch$	1,322,054	Ch$	1,456,025	Ch$	1,646,402

The following table sets forth a geographic market breakdown of our operating revenues in accordance with our internal reporting policies for the years indicated:

	For the Year Ended December 31,
	2012		2013		2014
BANK’S INTERNAL REPORTING POLICIES:	(in millions of Ch$)
Chile	Ch$	1,335,862	Ch$	1,469,110	Ch$	1,664,185
Banking operations		1,213,229		1,342,592		1,529,235
Operations through subsidiaries		122,633		126,518		134,950
Foreign operations		65		58		14
Operations through subsidiaries		65		58		14
Other (adjustments and eliminations)		(13,873)		(13,143)		(17,797)

Total Operating Revenues	Ch$	1,322,054	Ch$	1,456,025	Ch$	1,646,402

Retail Banking Segment

Our retail banking segment serves the financial needs of individuals and small and medium sized companies through our branch network. As of December 30, 2014, we had 293 branches that operate under our “Banco de Chile” and “Banco Edwards|Citi” brand names and 136 branches that operate within the “Banco CrediChile” network. As of December 31, 2014, loans granted by our retail banking segment amounted to Ch$11,722,981 million and represented 53.6% of our total loans as of the same date.

In terms of composition, as set forth in the following table, as of December 31, 2014 our retail segment’s loan portfolio was principally focused on residential mortgage loans, which represented 46.2% of the segment’s loan book. The remaining loans were distributed between consumer (28.5%) and commercial loans (25.3%).

	As of December 31, 2014
	(in millions of Ch$, except percentages)
BANK’S INTERNAL REPORTING POLICIES:
Commercial loans	Ch$	2,969,933	25.3%
Residential mortgage loans		5,410,778	46.2
Consumer loans		3,342,270	28.5

Total	Ch$	11,722,981	100.0%

We serve the retail market through two different and specialized divisions: (i) the Commercial Division (particularly the Individual and SME Banking Unit) and (ii) the Consumer Finance Division (or Banco CrediChile).

Individual and SME Banking Unit—Commercial Division

The Individual and SME Banking Unit is responsible for offering financial services to individuals with monthly incomes over Ch$500,000 (or Ch$ 6.0 million per year) and to small and medium sized companies with annual sales of up to approximately Ch$ 1,600 million. This division manages the portion of our branch network that operates under the brand names “Banco de Chile” and “Banco Edwards Citi” and had 293 branches as of December 31, 2014.

The strategy followed by the Individual and SME Banking Unit is mainly focused on sub segmentation, multi brand positioning, cross sell of lending and non-lending products and service quality based on customized service models for specific customer needs. Also, loyalty programs have been increasingly incorporated into our commercial targets for each sub segment and they have enabled us to increase the use of our credit cards and our fee-based income. In addition, the division’s operations count on the support of specialized call centers, mobile and Internet banking services, along with a wide range of management tools that allow us to measure returns, the performance of cross sold products and the effectiveness of marketing campaigns.

During 2014, the Individual and SME Banking Unit was focused on developing new commercial strategies and marketing tools to provide our customers with better service while improving productivity and profitability. In this regard, the unit carried out a comprehensive revision of pricing procedures by implementing world-class business intelligence tools. This initiative permitted us to record historical levels of Internet loan sales of approximately Ch$270,000 million, which represents a twofold increase over the amount recorded in 2013. Furthermore, this business unit was in charge of launching a new mobile banking solution named MiBanco|MiPago|MiBeneficio. These mobile applicators permit our retail customers to execute banking transactions such as electronic money transfers, access account balances and make cash advances from credit cards to current accounts, among other services.

As of December 31, 2014, the Individual and SME Banking Unit served 1,097,113 individual customers (hereafter “customer” should be understood as the sum of individuals and companies holding at least one or a combination of the following products: a loan, a current account, a credit card or a demand account) and 110,574 small and medium sized Chilean companies. This customer base resulted jointly in total loans granted to 738,110 borrowers, which included 104,268 residential mortgage loans debtors, 92,411 commercial loan debtors, 377,763 utilized lines of credit and 335,433 installment loans. As of the same date, the division held 719,527 current accounts, 144,565 savings accounts and 223,558 time deposits.

As of December 31, 2014, loans granted by the Individual and SME Banking Unit were Ch$10,904,496 million, which represented 49.8% and 93.0% of our total loans and loans granted by our retail market segment, respectively, as a whole. The following table sets forth the composition of the unit’s loan portfolio in accordance with our internal reporting policies, as of December 31, 2014:

	As of December 31, 2014
BANK’S INTERNAL REPORTING POLICIES:	(in millions of Ch$, except percentages)
Commercial loans
Commercial credits	Ch$	2,401,689	22.0%
Leasing contracts		324,520	3.0
Other loans		215,576	2.0
Total Commercial Loans		2,941,785	27.0
Residential Mortgage Loans		5,334,500	48.9
Consumer Loans
Installment loans		1,554,617	14.2
Credit cards		802,385	7.4
Lines of credit and other loans		271,209	2.5
Total Consumer Loans		2,628,211	24.1

Total	Ch$	10,904,496	100.0%

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

As of December 31, 2014, we had Ch$1,554,617 million in installment loans granted by our Individual and SME Banking Unit, which accounted for 46.5% of the retail market business segment’s consumer loans. Most of these installment loans are denominated in Chilean pesos and are payable monthly.

Residential Mortgage Loans

As of December 31, 2014, we had outstanding residential mortgage loans of Ch$5,418,623 million, which represented 24.8% of our total loans. According to information published by the SBIF, as of December 31, 2014, we were Chile’s second largest privately owned bank in terms of mortgage loans, accounting for approximately 17.1% of mortgage loans granted by the Chilean banking industry, excluding operations of banks’ subsidiaries that operate abroad.

Our residential mortgage loans are generally denominated in UF and have maturities ranging from five to thirty years. As of December 31, 2014, the average residual maturity of our residential mortgage loan portfolio was 17.1 years. Originally, we funded our residential mortgage loans through the issuance of mortgage finance bonds, which are recourse obligations only to us with payment terms that are matched to the residential loans. Also, the mortgage finance bonds bear real market interest rates plus a fixed spread over the variable rate of the UF, which permits us to reduce our exposure to interest rate fluctuations and inflation. Chilean banking regulations allow us to finance up to 100% of a residential mortgage loan with mortgage finance bonds, based on the purchase price of the property securing the loan or the appraised value of such property. In addition, we generally require that the monthly payments on a residential mortgage loan not exceed 25% of the borrower’s household after tax monthly income, when the customer belongs to the low income population segment. However, that limit may be adjusted for the middle and high income population segments.

Over the last decade, we have also promoted the expansion of Mutuos Hipotecarios, a mortgage lending product, which is not financed by mortgage finance bonds, but instead through our general funds. Mutuos Hipotecarios allow customers to finance up to 100% of the purchase price or the appraised value of the property, whichever is lower, instead of the 75% that a standard mortgage would allow. As of December 31, 2014, our residential mortgage loan portfolio was principally composed of Mutuos Hipotecarios, as customers have preferred them due to their flexibility and simplicity (for instance the interest rate is known in advance by the customer, which is not the case of mortgage finance bonds that are traded in the secondary market and, therefore, subject to discounts), as they permit financing of up to 100% of the properties purchase price and are easier to prepay.

The following table sets forth the composition of our residential mortgage loan portfolio by product type:

	As of December 31, 2014
BANK’S INTERNAL REPORTING POLICIES:	(in millions of Ch$, except percentages)
Secured Residential Mortgage Loans(1)
Loans financed with Mortgage Bonds	Ch$	70,104	1.3%
Mutuos Hipotecarios		5,348,519	98.7

Total Secured Residential Mortgage Loans	Ch$	5,418,623	100.0%

(1)	Corresponds to the Bank’s total secured residential mortgage loans and not only those associated with the Individual and SME Banking Unit of the Commercial Division.

As shown above, as of December 31, 2014 residential mortgage loans related to Mutuos Hipotecarios represented 98.7% of our total residential mortgage loan portfolio, while the remaining 1.3% corresponded to mortgage loans financed with Mortgage

Bonds. As of the same date, the Mutuos Hipotecarios portfolio had an average origination period of 4.2 years (the period from the date when the loans were granted to the specified date) and just 1.1% of these loans were granted by CrediChile. Conversely, as of December 31, 2014 loans financed with Mortgage Bonds had an average origination period of 13.9 years (the period from the date when the loans were granted) and 26.0% of these loans were granted by CrediChile. In terms of credit risk, in 2014, loans related to Mutuos Hipotecarios, as well as those financed with Mortgage Bonds, had low gross (before recoveries) credit risk ratios of 0.17% and 0.26%, respectively. The difference between both ratios is explained by the previously mentioned factors and also by the Bank’s stricter requirements to grant Mutuos Hipotecarios. It is important to mention that the residential mortgage loan portfolio financed with Mortgage Bonds is annually decreasing in amount and as a proportion of the total residential mortgage loan portfolio, since currently customers prefer Mutuos Hipotecarios. Accordingly, the portfolio of residential mortgage loans financed with Mortgage Bonds is expected to have increasing gross credit risk ratios over time until its expiration, because the portion of non-performing loans becomes higher as long as responsible borrowers terminate their liability with the bank.

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

Credit–granting Requirements (in millions of Ch$, except percentages)
New Clients	Requirements (in millions of Ch$, except percentages)
Loan / Property value	≤ 90%	> 90%
Employed
• Years employed	> 1 year	> 2 years

• Monthly Income	> Ch$0.5	> Ch$1.0

Self-Employed
• Years Employed(1)	> 2 years	> 3 years

• Monthly Income	> Ch$0.5	> Ch$1.2

(1)	In the case of self-employed clients, years employed refers to the minimum period of time in which the customer has been filing annual tax declarations with the Chilean Internal Revenue Service.

During 2014, 27.8% of the residential mortgage loans granted to our customers financed between 90% and 100% of the property value. Similarly, during 2014, loans financing between 75% and 90% of the property appraised value represented 41.5% of these loans, loans financing between 50% and 75% of the property value represented 24.1% of these loans, and loans financing less than 50% of the property value represented 6.7% of these loans. It is important to mention that during 2014 we continued tightening our credit granting policy for residential mortgage loans by restricting the loan financing limit as a percentage of the property’s value. This explains the decrease in the share of residential mortgage loans that financed between 90% and 100% of the property value from 46.8% in 2012 to 33.4% in 2013 and 27.8% in 2014.

An additional feature of our mortgage loans is that mortgaged property typically secures all of the mortgagor’s credit with us, including installment loans and due balances associated with credit cards and credit lines. Our total amount of loans secured by real estate guarantees, their loan to value (LTV) ratio and their relative share in our total loan portfolio, as of December 31, 2014, are depicted in the table below:

	As of December 31, 2014
	Outstanding Balance		LTV(2)(3)	% of Bank’s Total Loans
BANK’S INTERNAL REPORTING POLICIES:	(in millions of Ch$, except percentages)
Secured Loans(1)
Residential Mortgage Loans	Ch$	5,418,623	70.5%	24.8%
Other than mortgage loans		642,597	28.3	2.9

Total Secured Loans	Ch$	6,061,220	78.8%	27.7%

(1)	Corresponds to the Bank’s total secured loans and not only those associated with the Individual and SME Banking Unit of the Commercial Division
(2)	LTV ratio is computed as the amount of secured loans divided by the value of their associated collateral.
(3)	For other-than-mortgage loans, the LTV ratio is computed as the amount of the excess guarantee (after deductions) of the balance of the associated residential mortgage loans, as those guarantees are initially established in order to secure the residential mortgage loan.

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

In addition, the following table sets forth the composition of the other-than-mortgage loans secured by real estate guarantees:

	As of December 31, 2014
BANK’S INTERNAL REPORTING POLICIES:	(in millions of Ch$, except percentages)
Secured Other-than-Mortgage Loans(1)
Consumer Loans	Ch$	415,698	64.7%
Credit Lines		57,619	9.0
Credit Cards		169,280	26.3

Total Secured Other-than-Mortgage Loans	Ch$	642,597	100.0%

(1)	Corresponds to the Bank’s total secured Other-than-Mortgage Loans and not only those associated with the Commercial Division (Individual and SME Banking).

Unlike in other countries, in addition to the specific legal rights afforded by the mortgage loan (including foreclosure rights), the Bank may collect the pending balance of the mortgage loan over other assets of the mortgage debtor based on certain legal liens provided by law (derecho de prenda general). Regarding the foreclosure processes, as permitted by Chilean regulations we may write-off secured loans (such as residential mortgage loans) the earlier of 48 months from the date the loans become overdue and once we have made all efforts for recovering the past-due loans without success. This applies to residential mortgage loans financed with mortgage finance bonds as well as for Mutuos Hipotecarios. Our foreclosure processes comply with the procedures specified by Chilean regulation. However, as we strive to continuously improve our collection processes, we have achieved average terms of 30 months for foreclosures associated with residential mortgage loans.

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

Credit Cards

As of December 31, 2014, we issued both individual and corporate Visa, MasterCard and Diners Club credit cards. In addition to traditional credit cards, our portfolio also includes co-branded cards. As of December 31, 2014 we had four cobranding agreements for our credit cards, namely “Travel Club”, “Global Pass”, “Advantage” and “Entel.” Credit cards issued under these cobranding agreements supplemented the credit cards that we issued under the brand names Banco de Chile, Banco Edwards|Citi and Banco CrediChile. As of the same date, we had 32 affinity card groups, most of which were associated with our co-branded programs.

Two of our affiliates, Transbank S.A. and Nexus S.A., provide us with merchant acquisition and credit card processing services. As of December 31, 2014, Transbank S.A. had twelve shareholders and Nexus S.A. had seven shareholders, all of which were banks. As of the same date, our equity ownership in Transbank S.A. was 26.2% and our equity ownership in Nexus S.A. was 25.8%.

As of December 31, 2014, we had 1,496,301 valid credit card accounts, with 1,674,690 credit cards issued to individuals and small and medium sized companies. Total charges on our credit cards during 2014 amounted to Ch$2,987,114 million, with Ch$2,455,734 million corresponding to purchases in Chile and abroad and Ch$531,380 million corresponding to cash withdrawals both within Chile and abroad. These amounts of purchases and withdrawals (which include charges associated with credit cards issued by CrediChile) accounted for 25.4% of the total charge volume of banks’ credit cards in Chile in 2014, according to statistics provided by Transbank S.A.

As of December 31, 2014, our credit card loans to individuals and small and medium sized companies amounted to Ch$802,385 million and represented 24.0% of our retail market business segment’s consumer loans.

We believe that the Chilean market for credit cards has a high growth potential, especially among lower and middle income customer segments, as the average merchant fees should continue to decline due to increasing competition from other banks that operate in Chile, as well as large department stores and other non-banking competitors that are involved in the issuance of credit cards. As a result, we strive to develop customized commercial strategies to reinforce this payment channel by applying business intelligence tools that enable us to satisfy the needs of our diverse customer base. Based on this strategy, our stock of issued credit cards increased by approximately 40,359 credit cards for the year ended December 31, 2014.

Commercial Credits

Commercial loans granted by our Individual and SME Banking Unit mainly consist of project financing and working capital loans granted to small and medium sized companies, which are denominated in Chilean pesos, UF and U.S. dollars and may bear fixed or variable rates of interest and generally mature between one and three months. As of December 31, 2014, our Individual and SME Banking Unit had outstanding commercial loans of Ch$2,401,689 million, representing 20.5% of the retail market business segment’s total loans and 11.0% of our total loans as of the same date.

Leasing Contracts

Leasing contracts are financial leases for capital equipment and property. Leasing contracts may bear fixed or variable interest rates and they generally have terms that range from one to five years for equipment and from five to twenty years for properties. Most of these contracts are denominated in UF. As of December 31, 2014, our Individual and SME Banking Unit had outstanding leasing contracts of Ch$324,520 million, representing 2.8% of the retail market business segment’s total loans and 1.5% of our total loans as of the same date.

Non-Residential Mortgage Loans

Nonresidential mortgage loans granted to individuals and small and medium sized companies are loans intended to finance the acquisition of offices, land, facilities and other real estate assets. Nonresidential mortgage loans are denominated in UF and generally have maturities between eight and twelve years. As of December 31, 2014, our Individual and SME Banking Unit had nonresidential mortgage loans of approximately Ch$31,633 million, representing 0.3% of the retail market business segment’s total loans and 0.1% of our total loans as of the same date.

Debit Cards

We offer different types of debit cards to our customers. Depending on their specifications, these cards can be used for banking transactions at ATMs that operate on the local network, such as Redbanc, the Visa International PLUS network, the local network of merchants participating in the local Redcompra debit program or the international network of merchants associated with the Electron program. We have given different names to these debit cards depending on the card’s specific functions and the link between the brand and target market which they serve. During 2014, we offered the following cards: Chilecard Electron, Chilecard Plus, Chilecard Normal, Banjoven, Multiedwards and Citicard. As of December 31, 2014, according to monthly statistics provided by Transbank S.A., the Individual and SME Banking Unit achieved a 17.6% market share of debit card transactions (not including debit cards issued by Banco CrediChile, as those are reported under our Consumer Finance Division), which corresponds to approximately 75.6 million transactions throughout the year.

Lines of Credit

As of December 31, 2014 the Individual and SME Banking Unit had approximately 620,314 approved lines of credit to individual customers and small and medium sized companies. Also, the unit had outstanding advances to 377,763 individual customers and small and medium sized companies that totaled Ch$270,693 million, or 2.3% of the retail market business segment’s total loans and 1.2% of our total loans.

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

While historically demand has been mainly focused on UF-denominated deposits during periods of high inflation, demand for Chilean peso-denominated deposits has increased in recent years as a consequence of lower and more stable inflation rates in Chile. This trend was also observed during the financial crisis of 2008 and 2009, when we benefited from a flight-to-quality effect. In fact, amid the high volatility and low interest rates observed in the financial markets throughout 2008 and 2009 (in line with monetary stimulus prompted by central banks worldwide) customers and non-customers increasingly deposited their funds in our current accounts, particularly those denominated in Chilean pesos, as they preferred liquidity. A similar phenomenon took place in 2014.

Consumer Finance Division (Banco CrediChile)

The Consumer Finance Division provides loans and other financial services to low and middle income segments (individuals whose monthly incomes range from Ch$170,000 to Ch$ 500,000), which historically have only been partially served by financial institutions. Also, our Consumer Finance Division serves micro businesses. Banco CrediChile represents an alternative delivery channel for our products and services to these segments, maintaining a separate brand supported by a network of 136 Banco CrediChile branches as of December 31, 2014. Banco CrediChile was established in 2004 from what was formerly our consumer banking division. During 2008, Banco CrediChile was merged with the consumer division of Citibank Chile (Corporación Financiera Atlas S.A.) as a consequence of our merger with Citibank Chile.

Banco CrediChile offers its customers a variety of banking products, such as consumer loans, credit cards, residential mortgage loans and a special demand deposit account (see “—CrediChile Demand Accounts”) targeted at low income customers. As of December 31, 2014, Banco CrediChile had 1,619,231 customers and total loans outstanding that amounted to Ch$818,485 million, representing 3.7 % of our total loans outstanding as of the same date.

The following table sets forth the composition of Banco CrediChile’s loan portfolio in accordance with our internal reporting policies, as of December 31, 2014:

	As of December 31, 2014
BANK’S INTERNAL REPORTING POLICIES:	(in millions of Ch$, except percentages)
Consumer loans
Installment loans	Ch$	635,294	77.6%
Credit cards		78,492	9.6%
Lines of credit and other consumer loans		273	0.1%

Total consumer loans		714,059	87.3%
Residential mortgage loans		76,278	9.3%
Commercial loans		28,148	3.4%

Total	Ch$	818,485	100.0%

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

In order to improve its value offering, during 2012 CrediChile launched two new services, namely, ‘Caja Chile’ and ‘Microbusiness Banking’. The former consists of a limited range of basic financial services (e.g. deposits, withdrawals and bill payments) offered to customers and non-customers through remote IT platforms located in small convenience stores within socially and/or geographically isolated areas of Chile. On the other hand, the ‘Microbusiness Banking’ is a specialized portfolio of financial services designed for Microbusiness (generally personal businesses) that includes financial advisory, lending and non-lending products and general financial solutions for a segment that has been traditionally uncovered by the banking services.

During 2014, Banco CrediChile continued to enhance these service models as we believe they are a suitable means to penetrate those segments by offering banking solutions. As of December 31, 2014 Banco CrediChile had implemented the ‘CajaChile’ solution in more than 2,600 convenience stores, which gives us market presence in 78% of Chilean communities. As of the same date, loans granted to microbusinesses accounted for approximately Ch$32,000 million, representing an 18.0% annual increase. Among other initiatives, in 2014 Banco CrediChile undertook a complete revision of operating and commercial technological platforms in order to adopt the quality standards outlined by Banco de Chile. In this regard, the development of a new Internet banking site and the implementation of mobile banking tools translated into higher service quality indicators. In addition, throughout 2014, Banco CrediChile launched “CuentaChile”, a new concept in demand accounts that incorporates the traditional value offering supporting this type of product with an array of additional services and benefits for users.

Banco CrediChile employs a specific credit scoring system, developed by our corporate risk division, as well as other criteria to evaluate and monitor credit risk. Thus, in order to ensure the quality of its loan portfolio, Banco CrediChile adheres to our general loan origination procedures, particularly with regard to the use of our credit scoring system and credit management policies, including the use of credit bureaus and the services of the SBIF. In addition, Banco CrediChile carries out rigorous procedures for collection of past-due loans through Socofin S.A., our specialized collection subsidiary. We believe that we have suitable procedures and infrastructure in place to manage the risk exposure of Banco CrediChile. These procedures allow us to take advantage of the attractive growth and earnings potential of this market segment while helping to manage exposure to higher risk. See “Item 3. Key Information—Risk Factors—Risks Relating to our Operations and the Chilean Banking Industry—The growth of our loan portfolio may expose us to increased loan losses” and “Item 3. Key Information—Risk Factors—Risks Relating to our Operations and the Chilean Banking Industry—Our loan portfolio may not continue to grow at the same or similar rate.”

Consumer Lending

Banco CrediChile provides short to medium term consumer loans and credit card services. As of December 31, 2014, Banco CrediChile had approximately 320,612 consumer loan debtors related to credits with outstanding balances of Ch$635,294 million. As of the same date, Banco CrediChile had outstanding loan balances related to credit cards that amounted to Ch$78,492 million.

CuentaChile Demand Accounts

Banco CrediChile launched CuentaChile Demand Accounts in 2014, offering its customers a deposit product that is flexible and easy to use. This product allows us to tap into a section of the consumer market that otherwise would not be able to access and participate in the banking system because of their risk profile. The CuentaChile Demand Account is a non-interest bearing demand deposit account without checking privileges that targets customers who want a secure and comfortable means of managing and accessing their money. Customers holding this account may use an ATM card linked to their CuentaChile Demand Account to make deposits or automatic payments to other Banco CrediChile accounts through a network of 8,029 ATMs available through the Redbanc network as of December 31, 2014. Also, CuentaChile Demand Account holders may execute transactions in all CrediChile branches and carry out basic banking operations in the CajaChile nationwide network, which is present in most of the Chilean regions and communities. Also, CuentaChile Demand Account holders are entitled to make use of Internet-based banking platforms and mobile applications provided by Banco CrediChile to its customers while receiving electronic money transfers and benefiting from diverse loyalty programs designed by Banco Credichile, which include discounts and special offers in a wide array of stores and services. BancoCrediChile previously offered its customers traditional demand accounts (each known as a CrediChile Demand Account) that entitled their holders to receive payroll deposits, withdraw money from ATMs and perform basic purchasing transactions. The CuentaChile Demand Account replaced and improved the former product offered by CrediChile by adding further benefits to their holders.

As of December 31, 2014, Banco CrediChile had approximately 1,432,327 CuentaChile Demand accounts. Holders of these accounts pay an annual fee, a fee related to the number of withdrawals on the account line of credit and interest on any outstanding balance under the line of credit. All fees and interest due on a CuentaChile Demand Account are withdrawn automatically on a monthly basis from funds available in the account. CuentaChile Demand Account allows us to offer our wholesale customers the ability to pay their employees by direct deposit of funds into the individual employee’s account at Banco CrediChile. We believe this product can lead to stronger long term relationships with our wholesale customers and their employees.

Wholesale Banking Segment

Our wholesale market business segment serves the needs of corporate customers. In 2014, this business segment recorded annual operating revenues of approximately Ch$480,051 million, which represented 29.2% of our total operating revenues. Also, for the year ended December 31, 2014 this segment recorded an income before income tax of Ch$289,752 million, which represented 44.5% of our consolidated income before income tax. As of December 31, 2014, loans granted by this business segment amounted to Ch$10,142,486 million and represented 46.4% of our total loan portfolio.

The following table sets forth the composition of our portfolio of loans to the wholesale market in accordance with our internal reporting policies, as of December 31, 2014:

	As of December 31, 2014
BANK’S INTERNAL REPORTING POLICIES:	(in millions of Ch$, except percentages)
Commercial credits	Ch$	7,183,179	70.8%
Foreign trade loans		1,220,584	12.1
Leasing loans		1,056,999	10.4
Factoring loans		420,173	4.1
Other loans		261,551	2.6

Total	Ch$	10,142,486	100.0%

As of December 31, 2014, we had 9,694 debtors out of a total of 24,499 wholesale customers. Our wholesale customers are engaged in a wide range of economic sectors. As of December 31, 2014, this business segment’s loans were mainly related to:

•	financial services (approximately 24.7% of all loans granted by this business segment);

•	commerce and trade (approximately 15.9% of all loans granted by this business segment);

•	manufacturing (approximately 14.7% of all loans granted by this business segment);

•	communication and transportation (approximately 13.0% of all loans granted by this business segment);

•	construction (approximately 12.0% of all loans granted by this business segment);

•	community, social and personal services (approximately 5.0% of all loans granted by this business segment);

•	agriculture, forestry and fishing (approximately 4.0% of all loans granted by this business segment); and

•	mining (approximately 1.3% of all loans granted by this business segment).

In line with our strategy of identifying and differentiating market segments in order to provide improved value propositions for a diversified customer base, two of our divisions provide our wholesale customer base with banking and financial products and services: (i) the Corporate Division and (ii) the Commercial Division, through the Large Companies and Real Estate Unit.

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

As of December 31, 2014, we had 815 corporations as debtors out of a total of 5,839 customers in our Corporate Division with total outstanding loans of Ch$3,991,561 million, which represented 18.2% of our total loan book as of the same date.

The following table sets forth the composition of our Corporate Division’s loan portfolio in accordance with our internal reporting policies, as of December 31, 2014:

	As of December 31, 2014
BANK’S INTERNAL REPORTING POLICIES:	(in millions of Ch$, except percentages)
Commercial credits	Ch$	3,153,925	79.0%
Foreign trade loans		398,275	10.0
Factoring loans		131,132	3.3
Leasing loans		122,785	3.1
Other loans		185,444	4.6

Total	Ch$	3,991,561	100.0%

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

As of December 31, 2014, we were party to approximately 1,359 payment service contracts and approximately 252 collection service agreements with corporations. We believe that cash management and payment service contracts provide us with a source of low cost deposits and the opportunity to cross sell our products and fees to payees, many of whom maintain accounts with us. Under our collection contracts, we act as a collection agent for our corporate customers, providing centralized collection services for their accounts receivable and other similar payments. For the year ended December 31, 2014, volumes associated with collection and payment agreements increased by approximately 14.4% and 2.3%, respectively.

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

In recent years, the market for loans to corporations in Chile has been characterized by reduced margins due to increasing competition. This fierce competition has involved not only local banking players but also, increasingly, overseas lenders who are eager to lend to Chilean companies that hold high credit ratings. Consequently, we have focused on optimizing the profitability in this segment through enhancing our cross sell fee generating services, such as payroll processing, dividend payments and billing services, as well as computer banking services. This strategy has enabled us to maintain profitable relationships with our corporate customers while preserving the ability to extend credit when appropriate business opportunities arise.

During 2014, the division continued to enrich its value propositions for satisfying customers’ needs. Thus, the Corporate Division, in association with our Financial Advisory subsidiary, was involved and focused on assisting local and foreign customers in some of the most important financial transactions carried out in the local market during 2014, such as a record mergers and acquisitions transaction for the local market amounting to Ch$7,400 million. In addition, the Corporate Division has strived to build tailored solutions for its customers, including debt restructuring, bridge financing, syndicated and cross border loans. In all of these matters, the synergies that arise from the Global Connectivity Agreement with Citigroup have been important when assisting our corporate customers with off shore transactions.

Large Companies and Real Estate Banking Unit—Commercial Division

Our Large Companies and Real Estate Banking Unit provides companies—with annual sales that range from approximately Ch$1,600 million to approximately Ch$70,000 million—with a broad range of financial products and services (such as electronic banking, leasing, foreign trade and financial consultancy). Customers served by this banking unit are those related to the commercial, manufacturing, agricultural, forestry, fishing, infrastructure and real estate sectors.

As of December 31, 2014, we had 8,455 large companies and real estate debtors out of a total of 18,193 customers in this banking unit. Loans granted by the Large Companies and Real Estate Banking Unit amounted to Ch$6,150,925 million as of the same date, which represented 28.1% of our total loans.

The following table sets forth the loan portfolio composition of the Large Companies and Real Estate Banking Unit, in accordance with our internal reporting policies, as of December 31, 2014:

	As of December 31, 2014
BANK’S INTERNAL REPORTING POLICIES:	(in millions of Ch$, except percentages)
Commercial credits	Ch$	4,029,254	65.5%
Leasing loans		925,867	15.1
Foreign trade loans		822,309	13.4
Factoring loans		297,388	4.8
Other loans		76,107	1.2

Total	Ch$	6,150,925	100.0%

The products and services offered by this banking unit are mainly related to commercial loans, lines of credit, foreign trade and foreign currency transactions, factoring services, leasing, mortgage loans, syndicated loans, mergers and acquisitions, debt restructuring assistance, payments and collections services, current accounts and related services, corporate credit cards, cash and investment management, forward contracts to hedge against currency fluctuations and insurance brokerage.

This banking unit aims to provide its customers with excellent service based on proactive financial support that enhances long term relationships with customers. Over time, the banking unit has developed service models intended to take advantage of synergies arising from the interaction of account and specialized support executives responsible for ensuring comprehensive customer service. These models have enabled this banking unit to strengthen customer relationships and product offerings.

In 2014, this banking unit continued strengthening its presence in commercial credit with an 8.1% annual increase in loan average balances. Part of this increase was explained by the “Family Office” area operating under the Large Companies and Real Estate Banking Unit, which was established in 2013 as a means to meet the financial needs of single families by providing tailor-made financing and wealth management solutions. In 2014, the “Family Office” area had an average balance of loans of Ch$218,486 million, representing a 40.4% annual increase. Also, this area was able to increase deposits (including demand and time deposits) from these customers by approximately 14.6% on an annual basis, ending 2014 with an average balance of approximately Ch$162,532 million.

Our leasing and factoring businesses are part of the Large Companies and Real Estate Banking Unit.

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

Regarding funding functions carried out by our Treasury, during 2014, we continued to develop a funding diversification strategy by conducting important transactions in Chile and abroad. These transactions have been intended to not only take advantage of attractive interest rate opportunities but also to improve our liquidity standards by issuing debt of longer maturities, as well as diversify our liability structure in terms of markets. Accordingly, during 2014 we carried out debt placements in Switzerland for a total amount of Ch$174,530 million (approximately U.S.$288 million). Similarly, under our MTN Program we issued approximately Ch$66,742 million (approximately U.S.$110 million) of notes in Japan and Ch$43,044 million (approximately U.S.$71 million) of notes in Hong Kong. Finally, for short-term financing purposes we continued using our Commercial Paper Program in the United States by placing approximately Ch$1,090,340 million (nearly U.S.$1,799 million) of commercial paper. As of December 31, 2014 we had an outstanding balance of roughly Ch$378,806 million (approximately U.S.$625 million) of commercial paper. Also, during 2014 we placed long-term bonds in the local market for a total amount of Ch$451,966 million (approximately U.S.$745 million). Lastly, we carry out an international bond issuances if and only if the cost (including costs of interest rate swaps and other transactional expenses) is below the cost of raising funds locally and the currency or interest rate exposure is fully hedged via cross currency swaps.

The funding functions carried out by our Treasury division are complemented by our international area, namely International Financial Institutions (“IFI”), which manages relations with correspondent banks worldwide, facilitating international payments and obtaining foreign currency financing for us. As of December 31, 2014, we have established a network of approximately 600 foreign banks, among which we maintained credit relationships with approximately 180 correspondent banks, from which we maintained 25 account relationships. IFI played an important role in structuring international transactions aimed at diversifying our funding.

Regarding the management of our securities portfolio, as of December 31, 2014 it amounted to Ch$1,902,254 million and was composed of available for sale securities that totaled Ch$1,608,796 million and securities held for trading amounting to Ch$293,458 million. As for the type of instruments included in our securities portfolio, as of December 31, 2014, 63.5% consisted of securities issued by local financial institutions, 22.5% consisted of securities issued by the Central Bank and the Chilean Government, 10.7% consisted of securities issued by non-financial Chilean corporate issuers and other securities and 3.3% consisted of securities issued by foreign companies and central banks. Our investment strategy is designed to supplement our expected profitability, risks and economic variable projections while adhering to the regulatory guidelines and internal limits defined by our finance committee. In this regard, neither proprietary trading nor speculation on equity holdings are goals for us and, therefore, equity instruments only represented 0.5% of our investment portfolio as of December 31, 2014.

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

The following table sets forth information with respect to our financial services subsidiaries in accordance with our internal reporting policies as of December 31, 2014:

BANK’S INTERNAL REPORTING POLICIES	Assets		Equity		Net Income
	(in millions of Ch$)
Banchile Trade Services Limited (Hong Kong)	Ch$	12	Ch$	12	Ch$	(13)
Banchile Administradora General de Fondos S.A.		64,407		55,467		15,114
Banchile Asesoría Financiera S.A.		6,603		5,208		3,467
Banchile Corredores de Seguros Ltda.		11,422		6,390		1,498
Banchile Corredores de Bolsa S.A.		452,029		82,810		8,781
Banchile Securitizadora S.A.		316		254		(297)
Socofin S.A.		7,978		1,176		221
Promarket S.A.		2,131		878		44

Total	Ch$	544,898	Ch$	152,195	Ch$	28,815

The following table sets forth information with respect to our ownership interest in our financial services subsidiaries as of December 31, 2014:

	Ownership Interest
	Direct (%)	Indirect (%)	Total (%)
Banchile Trade Services Limited (Hong Kong)	100.00	—	100.00
Banchile Administradora General de Fondos S.A.	99.98	0.02	100.00
Banchile Asesoría Financiera S.A.	99.96	—	99.96
Banchile Corredores de Seguros Ltda.	99.83	0.17	100.00
Banchile Corredores de Bolsa S.A.	99.70	0.30	100.00
Banchile Securitizadora S.A.	99.00	1.00	100.00
Socofin S.A.	99.00	1.00	100.00
Promarket S.A.	99.00	1.00	100.00

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

During 2014, we began a voluntary dissolution process for Banchile Trade Services Limited in Hong Kong. We expect to complete this process before the end of 2015.

Securities Brokerage Services

We provide securities brokerage services through Banchile Corredores de Bolsa S.A. Banchile Corredores de Bolsa S.A. is registered as a securities broker with the Superintendencia de Valores y Seguros de Chile (the “Chilean Superintendency of Securities and Insurance”), the regulator of Chilean publicly listed companies, and is a member of the Santiago Stock Exchange and the Chilean Electronic Stock Exchange. Since it was founded in 1989, Banchile Corredores de Bolsa S.A. has provided stock brokerage services, fixed income investments and foreign exchange products to individuals and companies through our branch network. During the year ended December 31, 2014, Banchile Corredores de Bolsa S.A. recorded an aggregate stock trading turnover on the Santiago Stock Exchange, the Chilean Electronic Stock Exchange and the Valparaíso Stock Exchange that amounted to approximately Ch$7,194,703 million, which represented a 16.4% market share within the Chilean stock market. As of December 31, 2014, Banchile Corredores de Bolsa S.A. had equity of Ch$82,810 million and, for the year ended December 31, 2014, recorded net income of Ch$8,781 million, which represented 1.5% of our consolidated net income for that period (under the bank’s internal reporting policies).

In early 2009, Citibank Agencia de Valores S.A. merged with and into Banchile Corredores de Bolsa S.A.

Mutual and Investment Fund Management

Since 1980, we have provided mutual fund management services through Banchile Administradora General de Fondos S.A. (formerly Banchile Administradora de Fondos Mutuos S.A.). As of December 31, 2014, according to data published by the Chilean Mutual Funds Association, Banchile Administradora General de Fondos S.A. was the largest mutual fund manager in Chile, managing approximately 22.5% of all Chilean mutual funds’ assets. As of December 31, 2014, Banchile Administradora General de Fondos S.A. operated 86 mutual funds and had Ch$6,057,417 million in assets under management owned by approximately 422,309 corporate and individual investors. Also, as of December 31, 2014, Banchile Administradora General de Fondos S.A. operated 10 public investment funds (Chile Blend, Chile Small Cap, Banchile Inmobiliario IV, Banchile Inmobiliario V, Banchile Inmobiliario VI and Banchile Inmobiliario VII, Plusvalia Eficiente, Rentas Inmobiliarias I, Latam Small Cap, Latam High Yield) and one private investment funds (Minero), managing a total amount of Ch$221,550 million in net assets on behalf of 319 participants.

The following table sets forth information regarding the various mutual funds managed by Banchile Administradora General de Fondos S.A. as of December 31, 2014:

Name of Fund	Type of Fund	Net Asset Value As of December 31, 2014
		(in millions of Ch$)
AHORRO	Fixed income (medium/long term)	270,987
ALIANZA	Fixed income (medium/long term)	409,563
ANDES ACCIONES	Equity	492
ASIA FUND	Equity	7,885
ASIATICO ACCIONARIO	Equity	18,835
BANCHILE-ACCIONES	Equity	27,740
BONOS SOBERANOS	Fixed income (medium/long term)	26,816
BOOSTER ASIA EMERGEN	Structured	2,840
BOOSTER CHINA II	Structured	2,260
BOOSTER EUROPA II	Structured	6,118
BOOSTER JAPON	Structured	1,353
BOOSTER REAL ESTATE	Structured	4,564
BRIC ACCIONARIO	Equity	365
CAPITAL EFECTIVO	Fixed income (short term)	854,826
CAPITAL EMPRESARIAL	Fixed income (short term)	45,028
CAPITAL FINANCIERO	Fixed income (short term)	348,432
CAPITALISA-ACC.	Equity	2,256
CASH	Fixed income (short term)	270,959
CH BURSATIL GARANT	Structured	3,412
CHILE 18 Q	Equity	15,425
CHILE ACCIONARIO	Equity	13,314
CORPORATE DOLLAR	Fixed income (short term)	477,630
CORPORATIVO	Fixed income (short term)	183,975
CRECIMIENTO	Fixed income (short/medium term)	103,117
DEPOSITO PLUS V	Structured	8,309
DEPÓSITO PLUS VI	Structured	4,125

Name of Fund	Type of Fund	Net Asset Value As of December 31, 2014
		(in millions of Ch$)
DEPOSITO XXI	Fixed income (medium/long term)		373,724
DEUDA CORP. 3-5 AÑOS	Fixed income (medium/long term)		67,034
DEUDA DOLAR	Fixed income (medium/long term)		17,536
DEUDA ESTATAL	Fixed income (medium/long term)		23,811
DEUDA NACIONAL	Fixed income (medium/long term)		20,014
DEUDA PESOS 1-5 AÑOS	Fixed income (medium/long term)		80,115
DISPONIBLE	Fixed income (short term)		52,743
DOLLAR INVESTMENT G.	Fixed income (medium/long term)		11,971
EMERGING FUND	Equity		12,973
EMERGING MARKET	Equity		10,426
ESTRATEGIA AGRESIVA	Blend		10,230
ESTRATEGIA CONS	Blend		44,774
ESTRATEGIA MODERADA	Blend		37,540
ESTRATEGICO	Fixed income (medium/long term)		239,811
EURO MONEY MARKET	Fixed income (short term)		13,663
EUROPA ACCIONARIO	Structured		1,896
EUROPA DESARROLLADA	Equity		27,849
EUROPE EQUITY TAX AD	Equity		18,722
FLEXIBLE	Fixed income (short term)		64,970
FONDO MUTUO MIX CONSERVADOR	Blend		3,473
GLOBAL DOLLAR	Equity		8,689
GLOBAL MID CAP	Equity		20,320
GLOBAL STOCKS GARANT	Structured		3,019
HORIZONTE	Fixed income (medium/long term)		224,601
INVERSION BRASIL	Equity		2,287
INVERSION CHINA	Equity		3,489
INVERSION DOLLAR 30	Blend		941
INVERSION USA	Equity		46,569
INVERSIONISTA I	Equity		12,578
LATAM MID CAP	Equity		1,282
LATIN AMERICA FUND	Equity		15,684
LIQUIDEZ 2000	Fixed income (short term)		316,119
LIQUIDEZ FULL	Fixed income (short term)		177,757
MID CAP	Equity		12,968
MIX MODERADO	Equity		2,330
OPORTUNIDADES SECTOR	Equity		5,143
PATRIMONIAL	Fixed income (short term)		225,550
PERFORMANCE	Fixed income (short/medium term)		27,035
QUANT GLOBAL	Blend		2,964
RENTA FUTURA	Fixed income (medium/long term)		328,912
RETORNO ACCIONARIO	Equity		768
RETORNO DOLAR	Fixed income (medium/long term)		23,003
RETORNO L.P. UF	Fixed income (medium/long term)		28,148
SB EUROPA CHINA	Structured		1,319
SMALL CAP USA GAR	Structured		5,471
TWIN WIN EUROPA 103	Structured		3,524
TWIN WIN EUROPE EQUI	Structured		5,595
TWIN WIN USA PESOS	Structured		9,365
U.S. DOLLAR FUND	Equity		15,656
U.S. MID CAP	Equity		50,312
USA EQUITY	Equity		35,859
UTILIDADES	Fixed income (short/medium term)		150,557
VISION DINAMICA A	Blend		11,054
VISION DINAMICA ACC.	Blend		3,451
VISION DINAMICA B	Blend		4,635
VISION DINAMICA C	Blend		8,745
VISION DINAMICA D	Blend		4,360
VISION DINAMICA E	Blend		13,457

Total		Ch$	6,057,417

As of December 31, 2014, Banchile Administradora General de Fondos S.A. recorded equity of Ch$55,467 million and, for the year ended December 31, 2014, net income of Ch$15,114 million, which represented 2.6% of our 2014 consolidated net income (under the bank’s internal reporting policies).

Financial Advisory Services

We provide financial advisory and other investment banking services to our customers through Banchile Asesoría Financiera S.A. The services offered by Banchile Asesoría Financiera S.A. are primarily targeted to our corporate customers and include advisory services concerning mergers and acquisitions, restructuring, project finance and strategic alliances. As of December 31, 2014, Banchile Asesoría Financiera S.A. had equity of Ch$5,208 million and, for the year ended December 31, 2014, recorded net income of Ch$3,467 million, which represented 0.6% of our 2014 consolidated net income (under the bank’s internal reporting policies).

Insurance Brokerage

We provide insurance brokerage services to our customers through Banchile Corredores de Seguros Limitada. In 2000, we began to offer life insurance policies associated with consumer loans and non-credit related insurance to our individual customers and the general public. As of December 31, 2014, Banchile Corredores de Seguros Limitada had equity of Ch$6,390 million and, for the year ended December 31, 2014 it recorded net income of Ch$1,498 million, which represented 0.3% of our 2014 consolidated net income (under the bank’s internal reporting policies). According to the Superintendency of Securities and Insurance (the “SVS”), as of December 31, 2014, Banchile Corredores de Seguros Limitada had a 4.8% market share in the total amount of life and casualty insurance policies (in Chilean pesos) sold by insurance brokerage companies in Chile, excluding life annuities.

Securitization Services

We offer investment products to meet the needs of institutional investors, such as private pension funds and insurance companies, through Banchile Securitizadora S.A. This subsidiary securitizes financial assets, and issues debt instruments with credit ratings that can be traded in the Chilean marketplace, backed by a bundle of revenue producing assets of the client company. As of December 31, 2014, Banchile Securitizadora S.A. had equity of Ch$2.54 million and, for the year ended December 31, 2014, the subsidiary reported a net loss of Ch$297 million (under bank’s internal reporting policies). Also as of December 31, 2014, Banchile Securitizadora S.A. had a 15.6% market share in the total volume of assets securitized in Chile. This market share refers to the percentage of existing stock of securitized assets as of the mentioned date.

Credits pre-evaluation services

Promarket S.A. provides credit pre evaluation services to the Bank and its subsidiaries, including researching potential customers. As of December 31, 2014, Promarket S.A. had equity of Ch$878 million and, for the year ended December 31, 2014, it recorded net income of Ch$44 million (under the bank’s internal reporting policies).

Collection Services

Socofin S.A. provides judicial and extra judicial loan collection services to the Bank. As of December 31, 2014, Socofin S.A. had equity of Ch$1,176 million and, for the year ended December 31, 2014, net income of Ch$221 million (under the bank’s internal reporting policies).

Trade Services

In November 2004, we began offering direct trade services to our customers through Banchile Trade Services Limited, which acts as our trade finance entity in markets such as China, Hong Kong, Taiwan and South Korea. As of December 31, 2014, Banchile Trade Services Limited had equity of Ch$12 million and, for the year ended December 31, 2014, it recorded a net loss of Ch$13 million (under the bank’s internal reporting policies).

As of April 17, 2015, our Trade Services subsidiary in Hong Kong is in the process of voluntary dissolution, which we expect to complete by December 31, 2015.

Distribution Channels and Electronic Banking

Our distribution network provides integrated financial services and products to our customers through a wide range of channels. The network includes ATMs, branches, on-line banking and phone-banking devices. As of December 31, 2014, we had 1,460 ATMs (that form part of Redbanc’s network of 8,029 ATMs) which allowed our customers to conduct self-service banking transactions during banking and non-banking hours.

As of December 31, 2014, we had a network of 429 retail branches throughout Chile. Our branch system serves as a distribution network for all of the products and services offered to our customers. Our full-service branches accept deposits, cash withdrawals, offer the full range of our retail banking products, such as consumer loans, credit cards, mortgage loans and current accounts, and provide financial and non-financial information to current and potential customers.

We offer electronic banking services to our customers 24 hours a day through our Internet website, www.bancochile.cl, which has tailored homepages for the different segments we serve. Thus, by accessing our website, our individual customers may execute electronic money transfers, access their account balances, pay utilities bills, apply for loans, purchase insurance premiums, and so on. On the other hand, our corporate homepage offers a broad range of services, including the payment of bills, electronic fund transfers, non-charge orders, as well as a wide variety of account inquiries. These services include our office banking service, Banconexion Web for Enterprises, which enables our corporate customers to perform all of their banking transactions from their offices. Our homepage also offers products with exclusive benefits provided by our customer loyalty marketing programs, which enhance our relationships with customers. Through the jointly administered website of Banchile Administration General de Fondos and Banchile Corredora de Bolsa, our mutual funds and securities brokerage subsidiaries, respectively, we also provide customers interested in investing and saving their funds with an Internet-based platform on which they can trade stocks and currencies, make time deposits and take positions in mutual funds, foreign stock markets, investments funds and derivatives. Our foreign trade customers can rely on our international business homepage, www.bancochile.com, which enables them to inquire about the status of their foreign trade transactions and perform transactions, such as opening letters of credit, recording import collection and hedging on instructions and letters of credit. On an average monthly basis, during 2014 approximately 644,000 individual and corporate customers performed nearly 38.8 million transactions per month on our website, of which approximately 7.0 million were monetary transactions.

Also, we provide our customers with access to a 24-hour phone-bank through which they can access account information and execute certain transactions. This service, through which we receive approximately 405,000 calls per month on average, has enabled us to develop customer loyalty campaigns, sell financial products and services, answer specialized inquiries and receive and resolve complaints by customers and non-customers.

Lastly, during 2014 we enhanced our mobile banking platforms by developing and launching a new bundle of applications titled MiBanco|MiPago|MiBeneficio. MiBanco is a mobile banking platform that enables our customers to perform most of the operations they can execute on our website, such as accessing their account balances, making bill payments and electronic money transfers, carrying out cash advances from credit cards to checking accounts. MiPago is a specialized mobile application that permits our customers to request reimbursements from other Banco de Chile’s customers and perform the transaction by generating and scanning a QR code, which reinforces the security standards for these kinds of operations. As of December 31, 2014 approximately 2.4 million electronic money transfers had been performed through MiBanco.

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

In 2007, as shareholders of AFT, we made extraordinary contributions for a total amount of U.S.$4.1 million with the purpose of financing AFT’s expenses, which were capitalized as of December 31, 2007. Between January and April 2008, we made additional funds available to AFT in the amount of U.S.$358,000 to pay AFT’s expenses arising from the Transantiago Plan, funds which were reimbursed to us in 2013. We have made no additional funds available after April 2008 and we estimate that, as shareholders, it will not be necessary to make extraordinary contributions for financing AFT’s operations.

On December 2012, AFT and the Chilean Ministry of Transports and Telecommunications entered into a new agreement that limits the services to be provided by AFT to the financial management of the Transantiago System’s resources. This new agreement significantly reduces the AFT’s incomes and operational expenses, while materially reducing the AFT’s risk for us.

As of December 2014, AFT’s equity amounted to U.S.$18.4 million.

Competition

Overview

The Chilean market for banking and other financial services is highly and increasingly competitive and consists of a number of different market sectors. The most important sector is commercial banking that—as of December 31, 2014—consisted of 23 banks, 22 of them privately owned and one government owned bank, namely, Banco del Estado. As of December 31, 2014, the four largest Chilean banks accounted for 64.0% of all outstanding loans granted by Chilean financial institutions (excluding subsidiaries abroad): Banco Santander—Chile (19.0%), Banco de Chile (18.1%), Banco del Estado (13.8%) and Banco de Crédito e Inversiones (13.1%).

We face significant and increasing competition in all market segments in which we operate. As a comprehensive commercial bank that offers a wide range of services to all types of enterprises and individual customers, we deal with a variety of competitors, ranging from large privately owned commercial banks to more specialized entities, such as “niche” banks. We also increasingly face competition, from non-banking companies like large department stores, private compensation funds, and saving and credit cooperatives with respect to some of our credit products, such as credit cards and consumer loans. Furthermore, in recent years and given the outstanding credit rating held by the country, as well as the liquidity observed in overseas markets, local middle market, corporations and multinational branches in Chile have increasingly replaced loans rendered by local banks with off-shore long-term debt. In addition, we face competition from other types of competitors, such as leasing, factoring and automobile financing companies (especially in lending products), as well as mutual funds, pension funds and insurance companies, within the market for savings and mortgage loans. Nevertheless, banks continue to be the main suppliers of leasing, factoring and mutual funds, while the insurance brokerage business has become an important component of the value offerings provided by banks.

Within the local banking industry, our primary competitors are the main commercial banks in Chile, namely, Banco Santander—Chile, Banco de Crédito e Inversiones, Corpbanca, Banco Bilbao Vizcaya Argentaria Chile (BBVA), and Banco Itaú Chile. Nevertheless, we also face competition from Banco del Estado, a government owned bank, which has a larger customer base than we do. Banco del Estado, which operates under the same regulatory regime as Chilean privately owned banks, was the third largest bank in Chile as of December 31, 2014, with outstanding total loans of Ch$16,614,586 million, representing a 13.8% market share (excluding operations of subsidiaries abroad), according to data published by the SBIF.

In the retail market, we compete with other privately-owned Chilean banks, as well as with Banco del Estado. We believe our strongest privately owned competitors in this market are Banco Santander—Chile and Banco de Crédito e Inversiones, as these banks have developed diversified business strategies focused on both small and medium sized companies and lower to middle income segments of the Chilean population. In addition, we believe our strongest competitors in the high income individual segment are Banco Santander—Chile and Banco Itaú Chile, as these banks provide their customers with wealth management services and traditional banking solutions, as we do. We also compete with companies that offer non-lending specialized financial services in the high income individuals segment such as Larrain Vial and BTG Pactual, whose core businesses are stock brokerage, financial advisory, mutual funds management and wealth management services.

Historically, commercial banks in Chile have competed in the retail market against each other, and finance companies and department stores, with the latter two having traditionally been focused on consumer loans to low and middle income segments. However, finance companies gradually disappeared between the 1990s and 2000s, as most of them merged into the largest commercial banks that dominate the Chilean banking industry today. Also, by the end of 1990s, the Chilean financial industry witnessed the rise of non-traditional banking competitors, such as large department stores. During the 2000s, these players gained increasing significance in the consumer lending sector, as they were permitted to issue financial products such as credit cards. This trend resulted in the creation of three consumer oriented banks affiliated with Chile’s largest department stores; namely, Banco Falabella, Banco Ripley and Banco Paris. Although these banks had a combined market share (excluding operations of subsidiaries abroad) of only 1.9% as of December 31, 2014, according to the SBIF, the presence of these banks is likely to make consumer banking more competitive over the next few years, especially within the lower income segment.

In the wholesale market, we believe our strongest competitors are also Banco Santander—Chile, Banco de Crédito e Inversiones, Corpbanca and Banco Bilbao Vizcaya Argentaria Chile (BBVA). Similarly, we believe these banks are our most significant competitors in the small and medium sized companies’ business segment. In this segment we also compete with entities such as Larrain Vial and BTG Pactual, which provide their corporate customers with, among others, financial advisory, investment banking, wealth management, debt restructuring and securities placements services.

The Chilean banking industry has experienced increased levels of competition in recent years from domestic as well as foreign banks. This phenomenon has triggered a consolidation wave within the industry and the creation of more comprehensive banking entities that participate in most of our markets. Consequently, banks’ strategies have been increasingly focused on reducing costs and improving efficiency standards in order to compete effectively with the larger banks. Although we are making our best efforts in order to operate within this competitive environment, we acknowledge that our income may decrease as a result of increasing competition.

Regarding mergers and acquisitions events in the local banking industry, most of these transactions have involved international players seeking to participate in the local market by acquiring local banks and their banking licenses. Thus, in mid-1996, Banco Santander of Spain took control of Banco Osorno and merged it into its Chilean operations, changing its name to Banco Santander Chile. In January 1997, Banco O’ Higgins and Banco de Santiago merged, forming Banco Santiago and in 1999 Banco Santander of Spain acquired Banco Santiago. During 2001, Banco de Chile merged with Banco de A. Edwards, which was effective on January 1, 2002. In August 2002, Banco Santiago and Banco Santander–Chile, then the second and fourth largest banks in Chile, respectively, merged and became Chile’s largest bank under the Banco Santander Chile brand name. In 2003, Banco del Desarrollo merged with Banco Sudamericano, while Dresdner Banque Nationale de Paris merged with Banco Security in 2004, maintaining the Banco Security brand name. Subsequently, in 2005, Banco de Crédito e Inversiones merged with Banco Conosur. In 2007, Banco Itaú acquired Bank Boston unit in Chile, while Rabobank and Scotiabank acquired HNS Bank and Banco del Desarrollo, respectively. In the first quarter of 2008, we merged with Citibank Chile, and afterwards the Superintendency of Banks authorized the opening of a branch of the Norwegian bank DnB NOR and the acquisition of ABN Amro Bank by The Royal Bank of Scotland. In early 2009, the merger agreement between Scotiabank Sudamericano and Banco del Desarrollo was completed, through which the former became Scotiabank Chile and the latter ceased to exist. During 2009, Banco Monex was acquired by Consorcio Group, which absorbed the operations of the former and its subsidiaries, becoming Banco Consorcio. Furthermore, by the end of 2013 Corpbanca’s controlling shareholders announced its intention to sell part of its stake to a local or international player. On January 29, 2014, Corpgroup (the controlling shareholder of Corpbanca) accepted the bid of Brazil’s Itau Unibanco, through which Itau merges its own Chilean and Colombian subsidiaries with Corpbanca. The merged bank, on a pro forma basis, would have had a 12.6% market share as of December 31, 2014, excluding operations of subsidiaries abroad. In addition, according to publicly available information, the merged bank should start its operations by the end of 2015.

In addition, consolidation and overseas expansion has emerged as a means of inorganic growth for local banks. Actually, during 2012 Corpbanca, fourth ranked among Chilean privately owned banks in terms of total loans as of December 31, 2011, acquired a former Santander Group’s subsidiary in Colombia and consolidated its balance sheet and results of operations beginning May 31, 2012. In addition, by the end of 2012, Corpbanca made a bid for acquiring Helm Bank in Colombia. The bid process was completed and fully authorized by the SBIF in July 2013 and Corpbanca started to consolidate the balance sheet of this new subsidiary beginning August 31, 2013. As of December 31, 2014 loans associated with Corpbanca’s operations in Colombia amounted to Ch$5,241,507 million and represented 4.2% of the industry’ total loans.

Similarly, by the end of May 2013, Banco de Crédito e Inversiones (BCI)—the third largest privately owned bank in Chile in terms of total loans as of December 31, 2013 with a 13.2% market share (excluding operations of subsidiaries abroad)—announced the acquisition of City National Bank, headquartered in Florida, U.S. According to public information published by the SBIF as of February 28, 2015 (the latest available data), BCI had not consolidated the operations of City National Bank.

Furthermore, during 2014 the Chilean banking industry witnessed the entry of new market players and changes in the ownership structure of certain competitors. By the end of August, 2014 Banco International announced the intention of “Inversiones la Construcción (ILC)” to take control of the bank by acquiring a 50.1% stake from the controlling shareholder, “Baninter”. Banco Internacional is a small bank within the Chilean banking industry and is mostly focused on the wholesale banking segment. As of December 31, 2014 Banco Internacional’s loan book represented 0.6% of the total outstanding loans of the industry (excluding operations of subsidiaries abroad). On the other hand, on May 30, 2014 the SBIF authorized the existence and approved the bylaws of “Banco BTG Pactual Chile.” This bank, a Chilean subsidiary of Brazil-based bank BTG Pactual, was already operating in the Chilean financial industry since 2012 by providing stock brokerage, mutual funds management and investment banking services. Banco BTG Pactual Chile received the final authorization to operate as a bank by December 31, 2014 and officially started its operations on January 23, 2015.

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

Below there is a set of tables and figures for the years ended December 31, 2012, 2013 and 2014 that shows our position within the Chilean financial industry. The market information is set forth under Chilean GAAP as published by the SBIF and—unless otherwise indicated—excludes data related to operations of subsidiaries abroad.

The following table sets forth certain statistical information on the Chilean financial system as of December 31, 2014, according to information published by the SBIF under Chilean GAAP:

	As of December 31, 2014
	(in millions of Ch$, except percentages)
	Assets			Loans(1)(2)			Deposits(2)			Equity(3)
CHILEAN GAAP:	Amount		Share	Amount		Share	Amount		Share	Amount		Share
Private sector banks	Ch$	152,764,835	84.5%	Ch$	104,012,138	86.2%	Ch$	81,087,677	80.8%	Ch$	13,172,923	91.4%
Banco del Estado		28,116,204	15.5		16,614,586	13.8		19,295,095	19.2		1,242,499	8.6

Total banking system	Ch$	180,881,039	100.0%	Ch$	120,626,724	100.0%	Ch$	100,382,772	100.0%	Ch$	14,415,422	100.0%

Source: SBIF

(1)	Loans to customers, net of interbank loans.
(2)	Excludes operations of subsidiaries abroad.
(3)	For purposes of this table, equity includes capital and reserves, net income for the period and provisions for minimum dividends.

Loans

We had total loans of Ch$21,876,648 million as of December 31, 2014, according to information published by the SBIF under Chilean GAAP. The following table sets forth our market share and the market share of our principal privately owned competitors in terms of total loans, as of the dates indicated, according to information published by the SBIF under Chilean GAAP:

	Total Loans(1)(2)
CHILEAN GAAP:	As of December 31,
	2012	2013	2014
Banco Santander—Chile	19.1%	19.2%	19.0%
Banco de Chile	19.0	19.1	18.1
Banco de Crédito e Inversiones	13.2	13.2	13.1
Banco Corpbanca	8.4	7.3	7.4
BBVA Bilbao Vizcaya	7.1	6.9	6.9

Accumulated market share	66.8%	65.7%	64.5%

Source: SBIF

(1)	Provisions for loan losses not deducted.
(2)	Excludes operations of subsidiaries abroad.

Credit Quality

The following table sets forth the ratio of allowances to total loans of the largest private banks in Chile and that of the Chilean financial system as a whole (including such banks) as of December 31, 2012, 2013 and 2014, according to information published by the SBIF under Chilean GAAP:

	Allowances to Total Loans(1)
CHILEAN GAAP:	As of December 31,
	2012	2013	2014
Banco Santander—Chile	2.91%	2.91%	3.06%
Banco de Crédito e Inversiones	2.29	2.32	2.17
Banco de Chile	2.28	2.30	2.42
BBVA Bilbao Vizcaya	1.80	1.72	1.64
Banco Corpbanca	1.27	1.55	1.36

Financial system	2.27%	2.36%	2.65%

Source: SBIF

(1)	Excludes operations of subsidiaries abroad.

The following table sets forth the ratio of past-due loans (90 days or more) over total loans for the largest private banks in Chile as of December 31, 2012, 2013 and 2014 on an individual basis, according to information published by the SBIF under Chilean GAAP:

	Past-Due Loans to Total Loans(1)(2)
CHILEAN GAAP:	As of December 31,
	2012	2013	2014
Banco de Chile	0.97%	1.13%	1.25%
Banco Corpbanca	1.30	1.21	1.48
BBVA Bilbao Vizcaya	1.22	1.50	1.59
Banco de Crédito e Inversiones	2.07	2.39	2.29
Banco Santander—Chile	3.17	2.93	2.81

Financial system	2.22%	2.15%	2.12%

Source: Chilean SBIF

(1)	The Superintendency of Banks only releases information about past-due loans (90 days or more) on an individual basis for Chilean banks.
(2)	Past-Due loans refer to loans 90 days or more past-due, including installments that are overdue and the remaining amount of principal and interest.

Deposits

We had total deposits (including demand deposits and time deposits) of Ch$16,655,619 million as of December 31, 2014, according to information published by the SBIF under Chilean GAAP. The following table sets forth the market shares in terms of total deposits for private banks as of December 31, 2012, 2013 and 2014 on a consolidated basis, according to information published by the SBIF under Chilean GAAP:

	Total Deposits(1)
CHILEAN GAAP:	As of December 31,
	2012	2013	2014
Banco de Chile	17.8%	17.8%	16.6%
Banco Santander—Chile	16.6	16.6	16.8
Banco de Crédito e Inversiones	12.8	12.6	12.8
BBVA Bilbao Vizcaya	6.3	6.4	6.3
Banco Corpbanca	8.2	6.3	6.2

Total market share	61.7%	59.7%	58.7%

Source: SBIF

(1)	Excludes operations of subsidiaries abroad.

Capital and Reserves

The following table sets forth the level of capital and reserves for the largest private banks in Chile as of December 31, 2012, 2013 and 2014 according to information published by the SBIF under Chilean GAAP:

	Capital and Reserves
CHILEAN GAAP:	As of December 31,
	2012		2013		2014
Banco de Chile	Ch$	1,841,968	Ch$	2,095,296	Ch$	2,268,664
Banco Santander—Chile		1,898,348		2,044,834		2,257,747
Banco Corpbanca		936,275		1,639,493		1,654,610
Banco de Crédito e Inversiones		1,230,078		1,371,894		1,560,883
BBVA Bilbao Vizcaya		592,336		631,434		664,224

Source: SBIF

Return on Capital and Reserves

The following table sets forth our return on capital and reserves and the returns on capital and reserves of our principal privately owned competitors and the Chilean banking industry as a whole, in each case as of December 31, 2012, 2013 and 2014, according to information published by the SBIF under Chilean GAAP:

	Return on Capital and Reserves(1)(2)
CHILEAN GAAP:	Year Ended December 31,
	2012	2013	2014
Banco de Chile	25.3%	24.5%	26.1%
Banco de Crédito e Inversiones	22.1	21.9	22.0
Banco Santander—Chile	20.4	21.6	24.4
BBVA Bilbao Vizcaya	11.0	8.0	11.0
Banco Corpbanca	12.8	9.5	13.7

Financial System average	15.6%	15.9%	18.6%

Source: SBIF

(1)	Corresponds to net income attributable to equity holders divided by the year-end balance of Capital and Reserves.
(2)	Includes operations of subsidiaries abroad.

Efficiency

The following table sets forth the efficiency ratios of the largest private Chilean banks as of December 31, 2012, 2013 and 2014, according to information published by the SBIF under Chilean GAAP:

	Efficiency Ratio(1)(2)
CHILEAN GAAP:	As of December 31,
	2012	2013	2014
Banco de Chile	47.2%	42.8%	43.4%
Banco Santander—Chile	42.8	43.0	42.0
Banco de Crédito e Inversiones	49.6	48.2	46.1
Banco Corpbanca	56.7	52.9	52.1
BBVA Bilbao Vizcaya	59.5	58.4	65.4

Financial System average	51.2%	49.9%	49.5%

Source: SBIF

(1)	Operating expenses divided by operating revenue.
(2)	Includes operations of subsidiaries abroad.

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

Lastly, by the end of 2014, the Chilean Finance Ministry announced an overall review and various modifications to the Chilean Banking Law. As proposed, these changes are aimed at modernizing the Chilean banking framework by adopting the Basel III Guidelines, while appropriately regulating the complexity of the Chilean banking industry, improving corporate governance requirements and reinforcing the independency of the SBIF, and establishing a resolution system for banks. This proposal will likely be sent to the Chilean congress for discussion and approval. See “Item 3. Risk Factors—Restrictions imposed by banking regulations may constrain our operations and thereby adversely affect our financial condition and results.”

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

The SBIF examines all banks from time to time, usually at least once a year. Banks are required to submit unaudited financial statements to the SBIF on a monthly basis and to publish their unaudited financial statements at least four times a year in a newspaper of national circulation. A bank’s financial statements as of December 31 of each year must be audited and submitted to the SBIF together with the opinion of its independent auditors. In addition, banks are required to provide extensive information regarding their operations at various periodic intervals to the SBIF.

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

The Superintendency of Securities and Insurance

Our subsidiaries Banchile Corredores de Bolsa S.A., Banchile Administradora General de Fondos S.A., Banchile Securitizadora S.A. and Banchile Corredores de Seguros Ltda. are supervised by the Superintendency of Securities and Insurance (Superintendencia de Valores y Seguros or “SVS”). The SVS is a Chilean governmental agency that is empowered to interpret and enforce legal and regulatory requirements applicable to entities that are subject to securities and insurance regulation. The SVS also has the ability to impose sanctions over the supervised entities.

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

In addition, the Chilean Government guarantees up to 90% of the principal amount of time deposits held by individuals in the Chilean banking system. This guarantee covers obligations with a maximum value of UF 108 per person (Ch$2,659,727 or U.S.$4,388.3 as of December 31, 2014).

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

As of December 31, 2014 Banco de Chile fully complied these reserve requirements.

Minimum Capital

Under the General Banking Law, a bank must have a minimum paid in capital and reserves of UF 800,000 (Ch$19,702 million or U.S.$32.5 million as of December 31, 2014). However, a bank may begin its operations with 50% of such amount, provided that it has a Regulatory Capital ratio (defined as Regulatory Capital as a percentage of risk weighted assets) of not less than 12%. When such a bank’s paid in capital reaches UF 600,000 (Ch$14,776 million or U.S.$24.4 million as of December 31, 2014), the Regulatory Capital ratio requirement is reduced to 10%.

As of December 31, 2014 Banco de Chile fully complied with such minimum capital requirements.

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

As of December 31, 2014 Banco de Chile fully complied with such capital adequacy requirements.

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

The regulation provides that 8% of the sum of the risk-weighted assets and the price risk of the trading book may not be higher than Regulatory Capital. In light of the merger between Banco de Chile and Banco A. Edwards in 2002, the SBIF raised the applicable percentage for us from 8% to 10%. As of December 31, 2014, the price risk of our trading book totaled Ch$80,579 million.

The following table shows our regulatory risk availability, computed as the difference between the risk and our Regulatory Capital, as of December 31, 2014:

As of December 31, 2014
(in millions of Ch$, except percentage)
(a) 10% risk-weighted assets	2,439,925
(b) Trading price risk	80,579
(c = a + b) Total risk	2,520,504
(d) Regulatory Capital	3,249,903
(e = d – c) Risk Availability	729,399
(f = c/d) Risk used as a Percentage of Regulatory Capital	77.6%

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

As of December 31, 2014 Banco de Chile fully complied the lending limits established by the General Banking Law.

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

Obligations Denominated in Foreign Currencies

Foreign currency-denominated obligations of Chilean banks are subject to two requirements:

•	a reserve requirement of 9% for demand deposits and 3.6% for time deposits (see “—Reserve Requirements”); and

•	net foreign currency outflows may not exceed the amount of the Basic Capital for the following 30 days or two times that amount for the following 90 days.

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

Rating Agency	Short Term	Long Term
Moody’s Investor Service (Moody’s)	P2	Baa3
Standard and Poor’s (S&P)	A2	BBB–
Fitch Rating Service (Fitch)	F2	BBB–
Dominion Bond Rating Service (DBRS)	R2	BBB (low)

A Chilean bank may invest in securities having a minimum rating as follows, provided that if the total amount of these investments and the loans referred to above exceed 20% (or 30% in certain cases) of the Regulatory Capital of the bank, an allowance of 100% of the excess shall be established by the bank:

Rating Agency	Short Term	Long Term
Moody’s Investor Service (Moody’s)	P2	Ba3
Standard and Poor’s (S&P)	A2	BB–
Fitch Rating Service (Fitch)	F2	BB–
Dominion Bond Rating Service (DBRS)	R2	BBB (low)

However, a Chilean bank may invest in securities up to an additional amount of 70% of the bank’s Regulatory Capital without having to establish an additional allowance, if such securities have a minimum rating of:

Rating Agency	Short Term	Long Term
Moody’s Investor Service (Moody’s)	P2	Ba3
Standard and Poor’s (S&P)	A2	BB–
Fitch Rating Service (Fitch)	F2	BB–
Dominion Bond Rating Service (DBRS)	R2	BB (low)

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

This amendment became effective on March 5, 2012; however, with regards to banking product agreements entered into before such date, the amendment does not affect the substantive rights acquired by the parties in those agreements. This amendment created a new legal framework, “Sernac Financiero”, whose purpose is to monitor and oversee the relationship between customers and financial institutions, with a particular focus on lending activities and contracts.

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

On March 17, 2015 the SBIF released Circular Nº 3,578, which provides a new set of minimum standards for the availability of banks’ ATM networks. These rules impose minimum levels of uptime for ATMs belonging to each institution in order to ensure desired levels of performance and service quality. Also, the SBIF has urged local banks to include the management of their ATM networks within their service policies and has required that they report relevant information periodically.

New Insurance Brokerage Regulations

On December 1, 2013, a new regulation affecting all insurance brokerage businesses in Chile became effective. This regulation is a result of Law No. 20,667 that was enacted on May 9, 2013 and Circular No. 2114 issued by the SVS on July 26, 2013. The new regulation establishes that, in the case of early termination of an insurance policy paid for in advance (for example, because of the early repayment of the related loan), all unearned premiums must be refunded to the customer by the company that issued the policy. This refund obligation includes both the unearned premiums and commissions relating to the remaining policy period, such as brokerage fees (e.g., the fees of our subsidiary Banchile Corredores de Seguros Limitada) and any other commissions. The premiums and commissions subject to refund will be calculated in proportion to the unelapsed period. This refund obligation applies with respect to insurance policies issued after this new regulation became effective. Prior to this new regulation, unearned premiums were refunded only if the early termination took place within the later of forty-five days after the issuance of the insurance policy, or one-tenth of the total term of the insurance policy (from the date of issuance). These refund obligations did not have a material effect on our results of operations in 2014. Similarly, no material effects are expected due to this regulation on our results of operations in 2015.

New Maximum Legal Interest Rates

On December 13, 2013, a new law—Law 20,715—regulating maximum interest rates became effective upon publication in the Chilean Official Gazette. This legislation affects all Chilean businesses that charge interests (including all banks, department stores and any other commerce or financial provider) on loans up to UF 200 (approximately U.S.$8,900), including installment loans, credit cards and credit lines related loans, as well as overdue loans. This regulation establishes among other things, a new methodology for calculating the maximum legal interest rate for loans—not indexed to inflation—longer than a 90-day term, which results in a reduction of the maximum legal interest rate applicable to such debtors. This law did not have a material effect on our results of operations for the fiscal year ended December 31, 2014. Similarly, no material effects are expected for 2015.

Bankruptcy Law

On October 10, 2014, a new Bankruptcy Law that aims to promote agreements and avoid liquidations became effective. Among the main changes introduced by this law is Article 57, which is intended to protect debtors and provides that, during a 30-day term beginning on the date of the appointment of observers:

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

Credit Risk Provisioning

On December 18, 2013 the SBIF published for comments a set of amendments to the regulations on allowances for loan losses and credit risk matters. A revised and final version of these guidelines was published on December 30, 2014 by the SBIF (Circular Nº 3,573).

The final version of the guidelines established a standardized method for calculating provisions for loan losses for residential mortgage loans, including the effects of past-due behavior and loan-to-value ratios, while supplementing and defining the treatment of provisions and credits composing the impaired loan portfolio. This set of rules also established standardized credit risk provisioning models for loan portfolios evaluated on a grouped basis. However, the circular clarified that standardized methods for evaluating commercial and consumer loans on a group basis, as well as the requirements for banks’ internally developed models, will be discussed and analyzed in 2015.

Lastly, the new guidelines also introduced changes for the treatment of factoring loans from a provisioning point of view, by taking into account the credit risk associated with the billed company. This new set of rules will go into effect on January 1, 2016.

It is important to mention that the implementation of standardized credit risk provisioning models would only have an effect, if any, on our results of operations or financial condition prepared under Chilean GAAP, which differ to some extent from IFRS as issued by the IASB. The adoption of these guidelines will not have any impact on our results of operations or financial condition under IFRS.

Reporting of Operational Incidents

On March 23, 2015 the SBIF issued a new regulation on the reporting of operational incidents (Circular N° 3,579). According to this regulation, banks must report immediately to the SBIF certain types of significant operational incidents in order to keep the regulator properly informed. For purposes of the regulation, an operational incident is deemed significant if the event affects the business continuity, information security or reputation of the bank.

ORGANIZATIONAL STRUCTURE

The following diagram presents our current corporate structure, including our subsidiaries and their respective direct ownership interests, as of April 17, 2015:

With the exception of Banchile Trade Services Limited, which was incorporated in Hong Kong, all of the subsidiaries presented above have their jurisdiction of incorporation in the Republic of Chile. See “—Business Overview—Principal Business Activities—Operations through Subsidiaries” for more information on our subsidiaries.

During 2014, we began a voluntary dissolution process for Banchile Trade Services Limited in Hong Kong. We expect to complete this process before the end of 2015.

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

As of December 31, 2014, we owned the properties on which 181 of our full-service branches and other points of sale are located (approximately 117,000 square meters of office space). Also, as of December 31, 2014, we had leased office space for 239 of our full-service branches with office space of approximately 66,000 square meters, while the remaining branches and other points of sale were managed through special partnership agreements between the property’s owner and us. We also own properties throughout Chile for back office and administrative operations, as well as for storage of documents and other purposes. We believe that our facilities are adequate for our present needs and suitable for their intended purposes.

As of December 31, 2014, we also owned approximately 134,250 square meters in mainly recreational physical facilities in Chile, which we use to assist our employees in maintaining a healthy work and life balance and which we use for incentive and integration activities.

SELECTED STATISTICAL INFORMATION

The following information is included for analytical purposes and should be read in conjunction with our audited consolidated financial statements as of and for the year ended December 31, 2014 appearing elsewhere in this annual report and “Item 5. Operating and Financial Review and Prospects.”

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

The nominal interest rate has been calculated by dividing the amount of interest and principal readjustment gain or loss during the period by the related average balance, both amounts expressed in Chilean pesos.

Foreign exchange gains or losses on foreign currency-denominated assets and liabilities have not been included in interest revenue or expense. Interest received on past-due loans includes interest on such loans from the original maturity date. For our impaired portfolio and high risk loans, we apply a conservative approach of discontinuing accrual-basis recognition of interest revenue in the income statement and they are only recorded once received.

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

The following tables set forth, by currency of denomination, average balances and, where applicable, interest amounts and nominal rate for our assets and liabilities under IFRS for the years ended December 31, 2012, 2013 and 2014:

	For the Year Ended December 31,
	2012					2013					2014
IFRS:	Average Balance		Interest Earned(1)		Average Nominal Rate	Average Balance		Interest Earned(1)		Average Nominal Rate	Average Balance		Interest Earned(1)		Average Nominal Rate
	(in millions of Ch$, except percentages)
Assets
Interest earning assets
Deposits in Central Bank
Ch$		279,627		1,569	0.56%		294,427		1,386	0.47%		298,688		3,401	1.14%
UF		—		—	—		—		—	—		—		—	—
Foreign currency		90,671		143	0.16		101,845		265	0.26		96,598		497	0.51

Total		370,298		1,712	0.46		396,272		1,651	0.42		395,286		3,898	0.99

Financial Investments
Ch$		703,721		51,727	7.35		797,743		26,424	3.31		1,102,713		52,006	4.72
UF		788,630		38,889	4.93		930,818		50,314	5.41		647,066		51,175	7.91
Foreign currency		255,998		3,229	1.26		218,414		4,723	2.16		219,291		9,417	4.29

Total		1,748,349		93,845	5.37		1,946,975		81,461	4.18		1,969,070		112,598	5.72

Loans in advance to Banks
Ch$		381,578		12,993	3.41		496,870		15,728	3.17		602,968		18,938	3.14
UF		—		—	—		—		—	—		—		—	—
Foreign currency		—		—	—		—		—	—		—		—	—

Total		381,578		12,993	3.41		496,870		15,728	3.17		602,968		18,938	3.14

Commercial loans
Ch$		5,440,874		441,789	8.12		5,906,716		467,912	7.92		6,296,574		433,759	6.89
UF		3,983,001		285,516	7.17		4,464,635		308,227	6.90		4,834,705		372,748	7.71
Foreign currency		2,053,071		63,391	3.09		2,106,159		57,023	2.71		2,185,315		51,069	2.34

Total		11,476,946		790,696	6.89		12,477,510		833,162	6.68		13,316,594		857,576	6.44

Consumer Loans
Ch$		2,597,069		518,787	19.98		2,834,958		562,721	19.85		3,068,810		564,660	18.40
UF		44,836		4,120	9.19		59,135		5,260	8.89		77,674		9,242	11.90
Foreign currency		12,329		—	—		15,739		6	0.04		20,395		—	—

Total		2,654,234		522,907	19.70		2,909,832		567,987	19.52		3,166,879		573,902	18.12

Residential mortgage loans
Ch$		—		—	—		—		—	—		—		—	—
UF		3,924,080		266,625	6.79		4,455,850		288,888	6.48		5,082,293		497,258	9.78
Foreign currency		—		—	—		—		—	—		—		—	—

Total		3,924,080		266,625	6.79		4,455,850		288,888	6.48		5,082,293		497,258	9.78

Repurchase agreements
Ch$		42,109		2,786	6.62		27,382		1,649	6.02		27,704		1,355	4.89
UF		—		—	—		—		—	—		—		—	—
Foreign currency		—		—	—		—		—	—		—		—	—

Total		42,109		2,786	6.62		27,382		1,649	6.02		27,704		1,355	4.89

Total interest earning assets
Ch$		9,444,978		1,029,651	10.90		10,358,096		1,075,820	10.39		11,397,457		1,074,119	9.42
UF		8,740,547		595,150	6.81		9,910,438		652,689	6.59		10,641,738		930,423	8.74
Foreign currency		2,412,069		66,763	2.77		2,442,157		62,017	2.54		2,521,599		60,983	2.42

Total	Ch$	20,597,594	Ch$	1,691,564	8.21%	Ch$	22,710,691	Ch$	1,790,526	7.88%	Ch$	24,560,794	Ch$	2,065,525	8.41%

(1)	Interest earned includes interest accrued on trading securities.

	For the Year Ended December 31,
	2012					2013					2014
IFRS:	Average Balance		Interest Earned(1)		Average Nominal Rate	Average Balance		Interest Earned(1)		Average Nominal Rate	Average Balance		Interest Earned(1)		Average Nominal Rate
	(in millions of Ch$, except percentages)
Assets
Non-interest earning assets
Cash and due from banks
Ch$		392,220		—	—		434,620		—	—		403,354		—	—
UF		—		—	—		—		—	—		—		—	—
Foreign currency		238,241		—	—		301,156		—	—		367,273		—	—

Total		630,461		—	—		735,776		—	—		770,627		—	—

Transactions in the course of collection
Ch$		266,559		—	—		225,309		—	—		246,658		—	—
UF		—		—	—		—		—	—		—		—	—
Foreign currency		184,865		—	—		178,101		—	—		167,715		—	—

Total		451,424		—	—		403,410		—	—		414,373		—	—

Allowances for loan losses
Ch$		(352,064)		—	—		(409,921)		—	—		(477,991)		—	—
UF		—		—	—		—		—	—		—		—	—
Foreign currency		—		—	—		(6)		—	—		—		—	—

Total		(352,064)		—	—		(409,927)		—	—		(477,991)		—	—

Derivatives
Ch$		329,513		—	—		295,460		—	—		603,412		—	—
UF		—		—	—		—		—	—		—		—	—
Foreign currency		50,698		—	—		52,395		—	—		48,324		—	—

Total		380,211		—	—		347,855		—	—		651,736		—	—

Investments in Other Companies
Ch$		15,686		—	—		15,525		—	—		20,245		—	—
UF		—		—	—		—		—	—		—		—	—
Foreign currency		15		—	—		41		—	—		47		—	—

Total		15,701		—	—		15,566		—	—		20,292		—	—

Intangible assets
Ch$		70,335		—	—		74,709		—	—		68,359		—	—
UF		—		—	—		—		—	—		—		—	—
Foreign currency		—		—	—		—		—	—		—		—	—

Total		70,335		—	—		74,709		—	—		68,359		—	—

Fixed assets
Ch$		208,650		—	—		201,991		—	—		202,385		—	—
UF		—		—	—		—		—	—		—		—	—
Foreign currency		—		—	—		—		—	—		—		—	—

Total		208,650		—	—		201,991		—	—		202,385		—	—

Current tax assets
Ch$		1,922		—	—		—		—	—		—		—	—
UF		—		—	—		—		—	—		—		—	—
Foreign currency		—		—	—		—		—	—		—		—	—

Total		1,922		—	—		—		—	—		—		—	—

Deferred tax assets
Ch$		116,737		—	—		44,785		—	—		62,783		—	—
UF		—		—	—		—		—	—		—		—	—
Foreign currency		—		—	—		—		—	—		—		—	—

Total		116,737		—	—		44,785		—	—		62,783		—	—

Other assets
Ch$		224,076		—	—		205,980		—	—		173,425		—	—
UF		55,582		—	—		61,560		—	—		55,948		—	—
Foreign currency		37,359		—	—		30,868		—	—		100,899		—	—

Total		317,017		—	—		298,408		—	—		330,272		—	—

Total non-interest earning assets
Ch$		1,273,634		—	—		1,088,458		—	—		1,302,630		—	—
UF		55,582		—	—		61,560		—	—		55,948		—	—
Foreign currency		511,177		—	—		562,555		—	—		684,258		—	—

Total		1,840,393		—	—		1,712,573		—	—		2,042,836		—	—

Total Assets
Ch$		10,718,612		1,029,651	—		11,446,554		1,075,820	—		12,700,087		1,074,119	—
UF		8,796,129		595,150	—		9,971,998		652,689	—		10,697,686		930,423	—
Foreign currency		2,923,246		66,763	—		3,004,712		62,017	—		3,205,857		60,983	—

Total	Ch$	22,437,987	Ch$	1,691,564	—	Ch$	24,423,264	Ch$	1,790,526	—	Ch$	26,603,630	Ch$	2,065,525	—

	For the Year Ended December 31,
	2012					2013					2014
IFRS:	Average Balance		Interest Earned(1)		Average Nominal Rate	Average Balance		Interest Earned(1)		Average Nominal Rate	Average Balance		Interest Earned(1)		Average Nominal Rate
	(in millions of Ch$, except percentages)
Liabilities
Interest bearing liabilities
Savings accounts
Ch$		6,212,712		356,191	5.73%		6,836,894		354,636	5.19%		6,970,983		271,883	3.90%
UF		2,349,836		134,947	5.74		2,248,767		117,241	5.21		1,960,666		148,381	7.57
Foreign currency		817,575		6,790	0.83		756,822		3,312	0.44		792,571		2,435	0.31

Total		9,380,123		497,928	5.31		9,842,483		475,189	4.83		9,724,220		422,699	4.35

Repurchase agreements
Ch$		278,456		14,975	5.38		285,107		13,148	4.61		257,477		9,479	3.68
UF		3,036		10	0.33		128		—	—		1,741		102	5.86
Foreign currency		2,452		1	0.02		3,872		—	—		3,083		—	—

Total		286,944		14,986	5.22		289,107		13,148	4.55		262,301		9,581	3.65

Borrowings from financial institutions
Ch$		35,705		3,050	8.54		140,055		3,307	2.36		277,597		1,054	0.38
UF		36		—	—		13		—	—		9		1	11.11
Foreign currency		1,399,621		19,258	1.38		1,061,798		10,484	0.99		859,593		6,111	0.71

Total		1,435,362		22,308	1.55		1,201,866		13,791	1.15		1,137,199		7,166	0.63

Debt issued
Ch$		36,866		1,048	2.84		22,731		1,132	4.98		12,179		2,123	17.43
UF		2,516,157		160,071	6.36		3,075,889		182,824	5.94		3,401,241		316,902	9.32
Foreign currency		285,147		9,103	3.19		672,589		15,374	2.29		1,483,580		25,301	1.71

Total		2,838,170		170,222	6.00		3,771,209		199,330	5.29		4,897,000		344,326	7.03

Other financial obligations
Ch$		95,187		1,525	1.60		101,782		1,473	1.45		108,487		1,356	1.25
UF		26,078		1,501	5.76		21,757		1,398	6.43		16,690		3,640	21.81
Foreign currency		49,712		159	0.32		50,329		42	0.08		64,982		20	0.03

Total		170,977		3,185	1.86		173,868		2,913	1.68		190,159		5,016	2.64

Total interest bearing liabilities
Ch$		6,658,926		376,789	5.66		7,386,569		373,696	5.06		7,626,723		285,895	3.75
UF		4,895,143		296,529	6.06		5,346,554		301,463	5.64		5,380,347		469,026	8.72
Foreign currency		2,557,507		35,311	1.38		2,545,410		29,212	1.15		3,203,809		33,867	1.06

Total	Ch$	14,111,576	Ch$	708,629	5.02%	Ch$	15,278,533	Ch$	704,371	4.61%	Ch$	16,210,879	Ch$	788,788	4.87%

	For the Year Ended December 31,
	2012					2013					2014
IFRS:	Average Balance		Interest Earned(1)		Average Nominal Rate	Average Balance		Interest Earned(1)		Average Nominal Rate	Average Balance		Interest Earned(1)		Average Nominal Rate
	(in millions of Ch$, except percentages)
Liabilities
Non-interest bearing liabilities
Current account and demand deposits
Ch$		4,093,133		—	—		4,576,645		—	—		5,109,950		—	—
UF		159,501		—	—		164,012		—	—		185,098		—	—
Foreign currency		673,841		—	—		714,685		—	—		929,007		—	—

Total		4,926,475		—	—		5,455,342		—	—		6,224,055		—	—

Transactions in the course of payment
Ch$		127,303		—	—		84,307		—	—		108,117		—	—
UF		—		—	—		—		—	—		—		—	—
Foreign currency		175,972		—	—		148,098		—	—		138,669		—	—

Total		303,275		—	—		232,405		—	—		246,786		—	—

Derivatives
Ch$		338,598		—	—		313,315		—	—		588,001		—	—
UF		—		—	—		—		—	—		—		—	—
Foreign currency		92,303		—	—		78,467		—	—		68,076		—	—

Total		430,901		—	—		391,782		—	—		656,077		—	—

Current tax liabilities
Ch$		12,470		—	—		5,401		—	—		3,864		—	—
UF		—		—	—		—		—	—		—		—	—
Foreign currency		—		—	—		—		—	—		—		—	—

Total		12,470		—	—		5,401		—	—		3,864		—	—

Deferred tax liabilities
Ch$		56,830		—	—		—		—	—		—		—	—
UF		—		—	—		—		—	—		—		—	—
Foreign currency		—		—	—		—		—	—		—		—	—

Total		56,830		—	—		—		—	—		—		—	—

Provisions
Ch$		98,794		—	—		110,187		—	—		183,730		—	—
UF		—		—	—		—		—	—		—		—	—
Foreign currency		—		—	—		—		—	—		—		—	—

Total		98,794		—	—		110,187		—	—		183,730		—	—

Other liabilities
Ch$		237,218		—	—		243,424		—	—		193,974		—	—
UF		15,891		—	—		17,266		—	—		17,654		—	—
Foreign currency		33,788		—	—		27,758		—	—		27,810		—	—

Total		286,897		—	—		288,448		—	—		239,438		—	—

Equity
Ch$		2,210,769		—	—		2,661,166		—	—		2,838,801		—	—
UF		—		—	—		—		—	—		—		—	—
Foreign currency		—		—	—		—		—	—		—		—	—

Total		2,210,769		—	—		2,661,166		—	—		2,838,801		—	—

Total non-interest bearing liabilities and equity
Ch$		7,175,115		—	—		7,994,445		—	—		9,026,437		—	—
UF		175,392		—	—		181,278		—	—		202,752		—	—
Foreign currency		975,904		—	—		969,008		—	—		1,163,562		—	—

Total		8,326,411		—	—		9,144,731		—	—		10,392,751		—	—

Total liabilities and equity
Ch$		13,834,041		376,774	—		15,381,014		373,696	—		16,653,160		285,895	—
UF		5,070,535		296,437	—		5,527,832		301,463	—		5,583,099		469,026	—
Foreign currency		3,533,411		42,260	—		3,514,418		29,212	—		4,367,371		33,867	—

Total	Ch$	22,437,987	Ch$	715,471	—	Ch$	24,423,264	Ch$	704,371	—	Ch$	26,603,630	Ch$	788,788	—

Interest Earning Assets and Net Interest Margin

The following table sets forth, by currency of denomination, the levels of our average interest earning assets and net interest, and illustrates the comparative margins obtained, for the years ended December 31, 2012, 2013 and 2014:

	For the Year Ended December 31,
	2012		2013		2014
IFRS:	(in millions of Ch$, except percentages)
Total average interest earning assets
Ch$	Ch$	9,444,978	Ch$	10,358,096	Ch$	11,397,457
UF		8,740,547		9,910,438		10,641,738
Foreign currency		2,412,069		2,442,157		2,521,599

Total		20,597,594		22,710,691		24,560,794

Net interest earned (including interest earned on trading securities)(1)
Ch$		652,862		702,124		788,224
UF		298,621		351,226		461,397
Foreign currency		31,452		32,805		27,116

Total	Ch$	982,935	Ch$	1,086,155	Ch$	1,276,737

Net interest margin, nominal basis(2)
Ch$		6.91%		6.78%		6.92%
UF		3.42		3.54		4.34
Foreign currency		1.30		1.34		1.08

Total		4.77%		4.78%		5.20%

(1)	Net interest earned is defined as interest revenue earned less interest expense incurred.
(2)	Net interest margin, nominal basis is defined as net interest earned divided by average interest earning assets.

Changes in Net Interest Income—Volume and Rate Analysis

The following tables compare, by currency of denomination, changes in our net interest revenue between 2012 and 2013, as well as 2013 and 2014, caused by (i) changes in the average volume of interest earning assets and interest bearing liabilities and (ii) changes in their respective nominal interest rates. Volume and rate variances were calculated based on movements in average balances over the period and changes in nominal interest rate, average interest earning assets and average interest bearing liabilities. The net change attributable to changes in both volume and rate has been allocated proportionately to the change in volume and the change in rate.

	Increase (Decrease) from 2012 to 2013 due to changes in				Net Change from 2012 to 2013		Increase (Decrease) from 2013 to 2014 due to changes in				Net Change from 2013 to 2014
IFRS:	Volume		Rate				Volume		Rate
	(in millions of Ch$)
Assets
Interest earning assets
Deposits in Central Bank
Ch$	Ch$	80	Ch$	(263)	Ch$	(183)	Ch$	20	Ch$	1,995	Ch$	2,015
UF		—		—		—		—		—		—
Foreign currency		19		103		122		(14)		246		232

Total		99		(160)		(61)		6		2,241		2,247

Financial investments
Ch$		6,168		(31,471)		(25,303)		12,132		13,450		25,282
UF		7,451		3,974		11,425		(18,157)		19,018		861
Foreign currency		(532)		2,026		1,494		19		4,675		4,694

Total		13,087		(25,471)		(12,384)		(6,006)		37,143		31,137

Loans in advance to bank
Ch$		3,702		(967)		2,735		3,333		(123)		3,210
UF		—		—		—		—		—		—
Foreign currency		—		—		—		—		—		—

Total		3,702		(967)		2,735		3,333		(123)		3,210

Commercial loans
Ch$		37,107		(10,984)		26,123		29,530		(63,683)		(34,153)
UF		33,549		(10,838)		22,711		26,787		37,734		64,521
Foreign currency		1,604		(7,972)		(6,368)		2,080		(8,034)		(5,954)

Total		72,260		(29,794)		42,466		58,397		(33,983)		24,414

Consumer loans
Ch$		47,239		(3,305)		43,934		44,620		(42,681)		1,939
UF		1,276		(136)		1,140		1,917		2,065		3,982
Foreign currency		—		6		6		1		(7)		(6)

Total		48,515		(3,435)		45,080		46,538		(40,623)		5,915

Residential mortgage loans
Ch$		—		—		—		—		—		—
UF		34,895		(12,632)		22,263		45,089		163,281		208,370
Foreign currency		—				—		—		—		—

Total		34,895		(12,632)		22,263		45,089		163,281		208,370

Repurchase agreement
Ch$		(905)		(232)		(1,137)		19		(313)		(294)
UF		—		—		—		—		—		—
Foreign currency		—		—		—		—		—		—

Total		(905)		(232)		(1,137)		19		(313)		(294)

Total interest earning assets
Ch$		93,391		(47,222)		46,169		89,654		(91,355)		(1,701)
UF		77,171		(19,632)		57,539		55,636		222,098		277,734
Foreign currency		1,091		(5,837)		(4,746)		2,086		(3,120)		(1,034)

Total	Ch$	171,653	Ch$	(72,691)	Ch$	98,962	Ch$	147,376	Ch$	127,623	Ch$	274,999

	Increase (Decrease) from 2012 to 2013 due to changes in				Net Change from 2012 to 2013		Increase (Decrease) from 2013 to 2014 due to changes in				Net Change from 2013 to 2014
IFRS:	Volume		Rate				Volume		Rate
	(in millions of Ch$)
Liabilities
Interest bearing liabilities
Savings accounts and time deposits
Ch$	Ch$	34,036	Ch$	(35,591)	Ch$	(1,555)	Ch$	6,829	Ch$	(89,582)	Ch$	(82,753)
UF		(5,634)		(12,072)		(17,706)		(16,519)		47,659		31,140
Foreign currency		(472)		(3,006)		(3,478)		150		(1,027)		(877)

Total		27,930		(50,669)		(22,739)		(9,540)		(42,950)		(52,490)

Repurchase agreements
Ch$		350		(2,177)		(1,827)		(1,191)		(2,478)		(3,669)
UF		(5)		(5)		(10)		—		102		102
Foreign currency		—		(1)		(1)		—		—		—

Total		345		(2,183)		(1,838)		(1,191)		(2,376)		(3,567)

Borrowing from financial institutions
Ch$		3,744		(3,487)		257		1,778		(4,031)		(2,253)
UF		—		—		—		—		1		1
Foreign currency		(4,043)		(4,731)		(8,774)		(1,770)		(2,603)		(4,373)

Total		(299)		(8,218)		(8,517)		8		(6,633)		(6,625)

Debt issued
Ch$		(504)		588		84		(731)		1,722		991
UF		33,803		(11,050)		22,753		21,062		113,016		134,078
Foreign currency		9,463		(3,192)		6,271		14,649		(4,722)		9,927

Total		42,762		(13,654)		29,108		34,980		110,016		144,996

Other financial obligation
Ch$		101		(153)		(52)		93		(210)		(117)
UF		(266)		163		(103)		(395)		2,637		2,242
Foreign currency		2		(119)		(117)		10		(32)		(22)

Total		(163)		(109)		(272)		(292)		2,395		2,103

Total interest bearing liabilities
Ch$		37,727		(40,820)		(3,093)		6,778		(94,579)		(87,801)
UF		27,898		(22,964)		4,934		4,148		163,415		167,563
Foreign currency		4,950		(11,049)		(6,099)		13,039		(8,384)		4,655

Total	Ch$	70,575	Ch$	(74,833)	Ch$	(4,258)	Ch$	23,965	Ch$	60,452	Ch$	84,417

Financial Investments

Financial assets held for trading:
The following table sets forth a breakdown of instruments classified as financial assets held-for-trading, included in our investment portfolio:

	As of December 31,						Weighted Average Nominal Rate as of December 31,
IFRS:	2012		2013		2014		2014
	(in millions of Ch$)%
Instruments issued by the Chilean Government and the Central Bank:
Central Bank bonds	Ch$	25,585	Ch$	34,407	Ch$	13,906	2.95%
Central Bank promissory notes		3,068		2,995		2,996	2.76
Other instruments issued by the Chilean Government and the Central Bank		43,726		27,535		71,968	3.07
Other securities issued in Chile:
Mortgage bonds from domestic banks		22		14		9	3.75
Bonds from domestic banks		—		1,926		3,197	4.93
Deposits in domestic banks		87,093		255,582		199,665	3.77
Bonds from other Chilean companies		—		3,427		1,351	12.01
Other instruments issued in Chile		188		1,035		366	—
Instruments issued by foreign institutions:
Instruments from foreign governments or central banks		—		—		—	—
Other instruments issued abroad		—		—		—	—

Total	Ch$	159,682	Ch$	326,921	Ch$	293,458	3.60%

“Other securities issued in Chile” includes instruments sold under repurchase agreements with customers and financial instruments, amounting to Ch$86,863 million as of December 31, 2012, Ch$227,453 million as of December 31, 2013 and Ch$194,074 million as of December 31, 2014. Instruments issued by the Chilean Government and the Central Bank include instruments sold under agreements to repurchase to customers and financial institutions. For these instruments, there were no balances as of December 31, 2012, 2013 or 2014.

Investment Portfolio:

The detail of instruments classified as financial assets available-for-sale and as financial assets held-to-maturity is as follows:

Financial assets available-for-sale

	As of December 31,						Weighted average nominal rate as of December 31,
IFRS:	2012		2013		2014		2014
	(in millions of Ch$)%
Instruments issued by the Chilean Government and the Central Bank:
Bonds issued by the Chilean Government and the Central Bank	Ch$	110,569	Ch$	333,035	Ch$	28,795	3.28%
Promissory notes issued by the Chilean Government and the Central Bank		969		50,415		149,755	2.81
Other instruments		140,246		202,958		160,774	3.95
Other instruments issued in Chile:
Equity instruments valued at cost		613		352		358	—
Equity instruments valued at fair value		7,263		7,827		8,249	—
Mortgage bonds from domestic banks		85,688		96,933		96,294	4.04
Bonds from domestic banks		116,100		128,500		251,231	3.08
Deposits from domestic banks		560,390		617,816		657,467	4.03
Bonds from other Chilean companies		32,281		13,558		29,519	4.46
Other instruments		129,693		154,267		162,829	6.04
Instruments issued by Foreign Institutions:
Instruments from foreign governments or central banks		—		—		—	—
Other instruments issued abroad		88,504		76,222		63,525	5.05

Total	Ch$	1,272,316	Ch$	1,681,883	Ch$	1,608,796	4.00%

The portfolio of financial assets available for sale included net unrealized gains of Ch$ 24,829 million, Ch$36,443 million and Ch$40,929 million as of December 31, 2012, 2013, and 2014, respectively, in each case recorded in other comprehensive income within equity.

Financial assets held to maturity

There are no securities reported under this category as of December 31, 2012, 2013 and 2014.

Maturity of Financial Investments:

The maturities of financial assets held-for-trading and financial assets available-for-sale as of December 31, 2012, 2013 and 2014 were as follows:

	As of December 31, 2012
	Due within 1 year		Weighted Average Nominal Rate	Due after 1 year but within 5 years		Weighted Average Nominal Rate	Due after 5 year but within 10 years		Weighted Average Nominal Rate	Due after 10 years		Weighted Average Nominal Rate	Total
	(millions of Ch$, except percentages)
Financial assets held for trading:
Instruments issued by the Chilean Government and the Central Bank:
Central Bank bonds	Ch$	25,585	2.70%	Ch$	—	—%	Ch$	—	—%	Ch$	—	—%	Ch$	25,585
Central Bank promissory notes		3,068	4.50		—	—		—	—					3,068
Other instruments issued by the Chilean Government and the Central Bank		43,726	2.59		—	—		—	—		—	—		43,726
Other securities issued in Chile:
Mortgage bonds from domestic banks		22	5.40		—	—		—	—		—	—		22
Bonds from domestic banks		—	—		—	—		—	—		—	—		—
Deposits in domestic banks		87,093	6.98		—	—		—	—		—	—		87,093
Bonds from other Chilean companies		—	—		—	—		—	—		—	—		—
Other instruments issued in Chile		188	—		—	—		—	—		—	—		188
Instruments issued by foreign institutions:
Instruments from foreign governments or central banks		—	—		—	—		—	—		—	—		—
Other instruments issued abroad		—	—		—	—		—	—		—	—		—

Total	Ch$	159,682	5.04%	Ch$	—	—%	Ch$	—	—%	Ch$	—	—%	Ch$	159,682

	As of December 31, 2013
	Due within 1 year		Weighted Average Nominal Rate	Due after 1 year but within 5 years		Weighted Average Nominal Rate	Due after 5 year but within 10 years		Weighted Average Nominal Rate	Due after 10 years		Weighted Average Nominal Rate	Total
	(millions of Ch$, except percentages)
Financial assets held for trading:
Instruments issued by the Chilean Government and the Central Bank:
Central Bank bonds	Ch$	34,407	2.32%	Ch$	—	—%	Ch$	—	—%	Ch$	—	—%	Ch$	34,407
Central Bank promissory notes		2,995	3.84		—	—		—	—		—	—		2,995
Other instruments issued by the Chilean Government and the Central Bank		27,535	2.26		—	—		—	—		—	—		27,535
Other securities issued in Chile:
Mortgage bonds from domestic banks		14	3.88		—	—		—	—		—	—		14
Bonds from domestic banks		1,926	4.00		—	—		—	—		—	—		1,926
Deposits in domestic banks		255,582	4.44		—	—		—	—		—	—		255,582
Bonds from other Chilean companies		3,427	10.94		—	—		—	—		—	—		3,427
Other instruments issued in Chile		1,035	—		—	—		—	—		—	—		1,035
Instruments issued by foreign institutions:
Instruments from foreign governments or central banks		—	—		—	—		—	—		—	—		—
Other instruments issued abroad		—	—		—	—		—	—		—	—		—

Total	Ch$	326,921	4.10%	Ch$	—	—	Ch$	—	—%	Ch$	—	—%	Ch$	326,921

	As of December 31, 2014
	Due within 1 year		Weighted Average Nominal Rate	Due after 1 year but within 5 years		Weighted Average Nominal Rate	Due after 5 year but within 10 years		Weighted Average Nominal Rate	Due after 10 years		Weighted Average Nominal Rate	Total
	(millions of Ch$, except percentages)
Financial assets held for trading:
Instruments issued by the Chilean Government and the Central Bank:
Central Bank bonds	Ch$	13,906	2.95%	Ch$	—	—%	Ch$	—	—%	Ch$	—	—%	Ch$	13,906
Central Bank promissory notes		2,996	2.76		—	—		—	—		—	—		2,996
Other instruments issued by the Chilean Government and the Central Bank		71,968	3.07		—	—		—	—		—	—		71,968
Other securities issued in Chile:
Mortgage bonds from domestic banks		9	3.75		—	—		—	—		—	—		9
Bonds from domestic banks		3,197	4.93		—	—		—	—		—	—		3,197
Deposits in domestic banks		199,665	3.77		—	—		—	—		—	—		199,665
Bonds from other Chilean companies		1,351	12.01		—	—		—	—		—	—		1,351
Other instruments issued in Chile		366	—		—	—		—	—		—	—		366
Instruments issued by foreign institutions:
Instruments from foreign governments or central banks		—	—		—	—		—	—		—	—		—
Other instruments issued abroad		—	—		—	—		—	—		—	—		—

Total	Ch$	293,458	3.60%	Ch$	—	—	Ch$	—	—%	Ch$	—	—%	Ch$	293,458

	As of December 31, 2012
	Due within 1 year		Weighted Average Nominal Rate	Due after 1 year but within 5 years		Weighted Average Nominal Rate	Due after 5 year but within 10 years		Weighted Average Nominal Rate	Due after 10 years		Weighted Average Nominal Rate	Total
	(millions of Ch$, except percentages)
Financial assets available-for-sale:
Instruments issued by the Chilean Government and the Central Bank:
Bonds issued by the Chilean Government and the Central Bank	Ch$	36,773	4.73%	Ch$	73,796	3.62%	Ch$	—	—%	Ch$	—	—%	Ch$	110,569
Promissory notes issued by the Chilean Government and the Central Bank		231	3.46		369	3.18		369	3.18		—	—		969
Other instruments		38,466	3.06		96,008	3.35		5,772	3.89		—	—		140,246
Other instruments issued in Chile:
Equity instruments valued at cost		—	—		—	—		—	—		613	—		613
Equity instruments valued at fair value		—	—		—	—		—	—		7,263	—		7,263
Mortgage bonds from domestic banks		7,275	3.84		28,446	3.83		29,420	3.84		20,547	3.79		85,688
Bonds from domestic banks		29,800	4.55		68,111	3.94		16,144	3.81		2,045	3.80		116,100
Deposits from domestic banks		549,390	6.91		11,000	5.23		—	—		—	—		560,390
Bonds from other Chilean companies		4,687	6.13		9,464	5.56		9,845	5.77		8,285	3.95		32,281
Other instruments		2,567	6.23		48,940	6.70		73,089	5.82		5,097	5.92		129,693
Instruments issued by Foreign Institutions:
Instruments from foreign governments or central banks		—	—		—	—		—	—		—	—		—
Other instruments issued abroad		—	—		—	—		57,966	5.39		30,538	—		88,504

Total	Ch$	669,189	6.42%	Ch$	336,134	4.18%	Ch$	192,605	5.15%	Ch$	74,388	4.13%	Ch$	1,272,316

	As of December 31, 2013
	Due within 1 year		Weighted Average Nominal Rate	Due after 1 year but within 5 years		Weighted Average Nominal Rate	Due after 5 year but within 10 years		Weighted Average Nominal Rate	Due after 10 years		Weighted Average Nominal Rate	Total
	(millions of Ch$, except percentages)
Financial assets available-for-sale:
Instruments issued by the Chilean Government and the Central Bank:
Bonds issued by the Chilean Government and the Central Bank	Ch$	71,411	2.51%	Ch$	254,295	2.49%	Ch$	7,329	4.93%	Ch$	—	—%	Ch$	333,035
Promissory notes issued by the Chilean Government and the Central Bank		50,415	3.84		—	—		—	—		—	—		50,415
Other instruments		28,817	3.14		112,112	3.13		61,954	4.41		75	3.66		202,958
Other instruments issued in Chile:
Equity instruments valued at cost		—	—		—	—		—	—		352	—		352
Equity instruments valued at fair value		—	—		—	—		—	—		7,827	—		7,827
Mortgage bonds from domestic banks		8,927	3.97		35,103	3.97		35,018	4.02		17,885	4.02		96,933
Bonds from domestic banks		30,116	3.55		86,357	3.59		11,266	4.74		761	3.87		128,500
Deposits from domestic banks		601,393	3.57		16,423	3.30		—	—		—	—		617,816
Bonds from other Chilean companies		599	4.90		6,510	6.28		2,432	5.11		4,017	5.14		13,558
Other instruments		13,715	7.23		39,280	6.53		99,008	5.83		2,264	7.17		154,267
Instruments issued by Foreign Institutions:
Instruments from foreign governments or central banks		—	—		—	—		—	—		—	—		—
Other instruments issued abroad		—	—		—	—		33,985	5.27		42,237	—		76,222

Total	Ch$	805,393	3.54%	Ch$	550,080	3.25%	Ch$	250,992	5.07%	Ch$	75,418	4.48%	Ch$	1,681,883

	As of December 31, 2014
	Due within 1 year		Weighted Average Nominal Rate	Due after 1 year but within 5 years		Weighted Average Nominal Rate	Due after 5 year but within 10 years		Weighted Average Nominal Rate	Due after 10 years		Weighted Average Nominal Rate	Total
	(millions of Ch$, except percentages)
Financial assets available-for-sale:
Instruments issued by the Chilean Government and the Central Bank:
Bonds issued by the Chilean Government and the Central Bank	Ch$	8,137	3.27%	Ch$	20,501	3.28%	Ch$	157	4.04%	Ch$	—	—%	Ch$	28,795
Promissory notes issued by the Chilean Government and the Central Bank		149,755	2.81		—	—		—	—		—	—		149,755
Other instruments		19,341	3.42		64,457	3.48		52,937	4.67		24,039	4.06		160,774
Other instruments issued in Chile:
Equity instruments valued at cost		—	—		—	—		—	—		358	—		358
Equity instruments valued at fair value		—	—		—	—		—	—		8,249	—		8,249
Mortgage bonds from domestic banks		9,468	4.04		36,374	4.04		34,374	4.07		16,078	3.96		96,294
Bonds from domestic banks		31,034	3.07		124,048	3.07		91,239	3.07		4,910	3.33		251,231
Deposits from domestic banks		612,883	4.07		44,584	3.41		—	—		—	—		657,467
Bonds from other Chilean companies		1,576	4.28		10,829	5.49		5,260	3.97		11,854	3.75		29,519
Other instruments		17,389	6.36		92,670	6.00		49,845	5.92		2,925	7.17		162,829
Instruments issued by Foreign Institutions:
Instruments from foreign governments or central banks		—	—		—	—		—	—		—	—		—
Other instruments issued abroad		—	—		3,211	5.09		1,938	5.00		58,376	—		63,525

Total	Ch$	849,583	3.84%	Ch$	396,674	4.04%	Ch$	235,750	4.21%	Ch$	126,789	4.06%	Ch$	1,608,796

Loan Portfolio

The following table sets forth our loans by type of loan and risk classification. All loan amounts stated below are before deduction of allowances for loan losses.

	As of December 31,
	2010	2011	2012	2013	2014
IFRS:	(in millions of Ch$)
Commercial loans:
Commercial loans	6,969,374	7,872,546	8,544,960	9,891,258	9,626,704
Foreign trade loans	913,658	1,509,147	1,240,955	1,154,681	1,266,799
Current account debtors	122,106	214,479	189,399	259,289	310,135
Factoring transactions	477,133	589,098	606,137	524,059	478,735
Commercial lease transactions	777,294	996,566	1,113,272	1,209,747	1,381,522
Other loans and accounts receivable	37,841	31,607	40,647	39,939	46,851

Subtotal	9,297,406	11,213,443	11,735,370	13,078,973	13,110,746

Mortgage loans:
Mortgage bonds	164,474	134,377	109,215	87,354	70,104
Endorsable mortgage loans	205,260	175,258	151,206	122,905	104,175
Other residential real estate mortgage loans	2,556,335	3,297,331	3,937,766	4,516,822	5,237,631
Residential lease transactions	—	—	27	24	21
Other loans and accounts receivable	552	468	453	5,202	6,692

Subtotal	2,926,621	3,607,434	4,198,667	4,732,307	5,418,623

Consumer loans:
Consumer loans in installments	1,482,056	1,763,101	1,912,483	2,043,955	2,206,324
Current account debtors	230,767	232,972	245,066	240,952	271,820
Credit card debtors	440,791	569,290	679,986	783,782	883,010
Consumer lease transactions	—	—	—	—	—
Other loans and accounts receivable	354	257	189	801	810

Subtotal	2,153,968	2,565,620	2,837,724	3,069,490	3,361,964

Total loans	14,377,995	17,386,497	18,771,761	20,880,770	21,891,333

The loan categories are as follows:

•	“Commercial Loans” are loans and accounts receivable from clients not included within the mortgage or consumer loans categories.

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

Maturity and Interest Rate Sensitivity of Loans as of December 31, 2014

The following table sets forth an analysis by type and time remaining to maturity of our loans as of December 31, 2014:

	Balances as of December 31, 2014		Due within 1 month		Due after 1 month but within 6 months		Due after 6 months but within 12 months		Due after 1 year but within 3 years		Due after 3 years but within 5 years		Due after 5 years
	(in millions of Ch$)
IFRS:
Commercial Loans:
Commercial loans	Ch$	9,626,704	Ch$	1,134,925	Ch$	1,896,371	Ch$	1,196,508	Ch$	2,685,512	Ch$	1,214,086	Ch$	1,499,302
Foreign trade loans		1,266,799		291,303		761,100		149,831		56,353		7,032		1,180
Current account debtors		310,135		310,135		—		—		—		—		—
Factoring loans		478,735		286,073		159,492		8,978		19,691		4,289		212
Leasing loans		1,381,522		44,892		183,669		189,033		482,194		217,624		264,110
Other loans		46,851		17,668		27,036		1,008		1,003		127		9

Subtotal		13,110,746		2,084,996		3,027,668		1,545,358		3,244,753		1,443,158		1,764,813

Mortgage Loans:
Mortgage bonds		70,104		1,986		5,636		6,903		21,914		15,329		18,336
Endorsable mortgage loans		104,175		1,738		5,775		6,842		24,849		20,747		44,224
Residential mortgage loans		5,237,631		43,183		109,350		133,087		553,863		569,721		3,828,427
Leasing loans		21		21		—		—		—		—		—
Other loans		6,692		2,334		3,540		765		53		—		—

Subtotal		5,418,623		49,262		124,301		147,597		600,679		605,797		3,890,987

Consumer Loans:
Consumer loans		2,206,324		141,371		393,679		384,233		985,853		279,655		21,533
Current accounts debtors		271,820		271,819		—		—		—		—		1
Credit card		883,010		129,293		753,717		—		—		—		—
Other loans		810		810		—		—		—		—		—

Subtotal		3,361,964		543,293		1,147,396		384,233		985,853		279,655		21,534

Total Loans	Ch$	21,891,333	Ch$	2,677,551	Ch$	4,299,365	Ch$	2,077,188	Ch$	4,831,285	Ch$	2,328,610	Ch$	5,677,334

The following table sets forth the interest rate sensitivity of our outstanding loans due after one year as of December 31, 2014:

	As of December 31, 2014
	(in millions of Ch$)
IFRS:
Variable rate
Ch$	Ch$	866,025
UF		730,778
Foreign currency		608,197

Total		2,205,000

Fixed rate
Ch$		2,737,301
UF		7,685,023
Foreign currency		209,905

Total		10,632,229

Total	Ch$	12,837,229

Loans by Economic Activity

The following table sets forth under IFRS, at the dates indicated, an analysis of our loan portfolio based on the borrower’s principal economic activity. Loans to individuals for business purposes are allocated to their respective economic activity.

	As of December 31,
	2010			2011			2012			2013			2014
IFRS:	Loan Portfolio		% of Loan Portfolio	Loan Portfolio		% of Loan Portfolio	Loan Portfolio		% of Loan Portfolio	Loan Portfolio		% of Loan Portfolio	Loan Portfolio		% of Loan Portfolio
	(in millions of Ch$, except percentages)
Agriculture, Livestock, Forestry, Agribusiness, Fishing:
Agriculture and livestock	Ch$	420,384	2.92%	Ch$	482,392	2.77%	Ch$	380,239	2.43%	Ch$	425,905	2.04%	Ch$	452,077	2.07%
Fruit		275,060	1.91		329,728	1.90		318,241	1.70		365,930	1.75		381,528	1.74
Forestry and wood extraction		70,765	0.49		100,799	0.58		125,236	0.67		122,270	0.59		118,034	0.54
Fishing		238,835	1.66		271,901	1.56		311,477	1.25		219,173	1.05		261,375	1.19

Subtotal		1,005,044	6.98		1,184,820	6.81		1,135,193	6.05		1,133,278	5.43		1,213,014	5.54

Mining and Petroleum:
Mining and quarries		177,479	1.23		399,752	2.30		372,437	1.98		340,045	1.63		362,276	1.65
Natural gas and crude oil extraction		2,599	0.02		—	—		—	—		—	—		—	—

Subtotal		180,078	1.25		399,752	2.30		372,437	1.98		340,045	1.63		362,276	1.65

Manufacturing:
Tobacco, food and beverages		434,796	3.02		509,613	2.93		499,700	2.66		516,540	2.47		510,127	2.33
Textiles, clothing and leather goods		46,946	0.33		51,416	0.30		167,500	0.89		51,379	0.25		56,036	0.26
Wood and wood products		29,874	0.21		28,582	0.16		31,055	0.17		26,142	0.13		60,603	0.28
Paper, printing and publishing		54,337	0.38		68,534	0.39		60,355	0.32		64,281	0.31		49,948	0.23
Oil refining, carbon and rubber		28,214	0.20		93,080	0.54		64,708	0.34		249,481	1.19		338,582	1.55
Production of basic metal, non-mineral, machine and equipment		338,057	2.35		375,500	2.16		356,290	1.90		251,842	1.21		363,444	1.66
Other manufacturing industries		202,777	1.41		362,094	2.08		201,386	1.08		205,897	0.98		127,852	0.58

Subtotal		1,135,001	7.90		1,488,819	8.56		1,380,994	7.36		1,365,562	6.54		1,506,592	6.89

Electricity, Gas and Water:
Electricity, gas and water		310,774	2.16		315,338	1.81		328,763	1.75		531,973	2.55		442,068	2.02

Subtotal		310,774	2.16		315,338	1.81		328,763	1.75		531,973	2.55		442,068	2.02

Construction:
Residential buildings		609,532	4.25		793,842	4.57		1,074,856	5.73		1,306,852	6.26		1,365,105	6.24
Other constructions		114,745	0.80		151,000	0.86		177,690	0.94		151,229	0.72		69,405	0.32

Subtotal		724,277	5.05		944,842	5.43		1,252,546	6.67		1,458,081	6.98		1,434,510	6.56

Commerce:
Wholesale		746,448	5.19		1,020,572	5.87		921,459	4.91		1,087,933	5.21		1,220,832	5.58
Retail, restaurants and hotels		1,260,721	8.77		1,266,716	7.29		1,403,210	7.47		1,465,032	7.02		1,194,009	5.45

Subtotal		2,007,169	13.96		2,287,288	13.16		2,324,669	12.38		2,552,965	12.23		2,414,841	11.03

Transport, Storage and Communications:
Transport and storage		1,079,386	7.51		1,244,499	7.16		1,397,741	7.45		1,493,043	7.15		1,610,818	7.36
Communications		99,726	0.69		162,859	0.93		72,617	0.38		109,305	0.52		59,673	0.27

Subtotal		1,179,112	8.20		1,407,358	8.09		1,470,358	7.83		1,602,348	7.67		1,670,491	7.63

Financial Services:
Financial and insurance companies		1,615,006	11.23		1,937,788	11.15		1,796,921	9.57		2,009,136	9.62		1,811,389	8.27
Real estate and other financial services		83,580	0.58		83,723	0.48		57,650	0.31		41,119	0.20		87,727	0.40

Subtotal		1,698,586	11.81		2,021,511	11.63		1,854,571	9.88		2,050,255	9.82		1,899,116	8.67

Community, Social and Personal Services:
Community, social and personal services		1,050,616	7.31		1,084,380	6.24		1,310,573	6.98		1,631,412	7.81		1,587,473	7.25

Subtotal		1,050,616	7.31		1,084,380	6.24		1,310,573	6.98		1,631,412	7.81		1,587,473	7.25

Others		325	—		79,335	0.46		311,476	1.67		421,848	2.02		580,365	2.65
Consumer Loans		2,159,235	15.02		2,565,620	14.76		2,831,514	15.08		3,060,696	14.66		3,361,964	15.36
Residential Mortgage Loans		2,927,778	20.36		3,607,434	20.75		4,198,667	22.37		4,732,307	22.66		5,418,623	24.75

Total	Ch$	14,377,995	100.00%	Ch$	17,386,497	100.00%	Ch$	18,771,761	100.00%	Ch$	20,880,770	100.00%	Ch$	21,891,333	100.00%

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

	As of December 31,
	2010		2011		2012		2013		2014
IFRS:	(in millions of Ch$)
Argentina	Ch$	3,307	Ch$	5,241	Ch$	4,841	Ch$	5,300	Ch$	—
Brazil		21,100		18,231		26,440		13,824		33,295
China		—		—		—		—		22,857
Colombia		7,967		12,101		4,806		5,270		6,075
Costa Rico		6,138		—		—		—		—
El Salvador		4,239		—		—		—		—
India		—		15,656		14,476		15,855		18,284
Mexico		36,273		74,458		57,800		—		61,225
Netherlands		—		13,769		3,342		15,666		18,108
Panama		—		—		—		1,054		—
Peru		2,008		2,515		16,497		26,287		33,233
Uruguay		165		—		—		—		—
Singapore		—		10,369		9,486		—		—
United Kingdom		—		11,345		7,325		—		—
United States		—		5,568		17,472		21,971		—

Total	Ch$	81,197	Ch$	169,253	Ch$	162,485	Ch$	105,227	Ch$	193,077

As a result of the economic and financial uncertainty observed in the Euro zone since the financial turmoil of 2008, the Bank is constantly monitoring the credit risk condition of certain European countries. In this line, as of December 31, 2014, the Bank only maintained exposures associated with contingent credits (standby letters of credits and performance bonds) with certain European countries, as follows:

As of December 31, 2014
(in millions of Ch$)
Italy	1,879
Spain	9,576

Total	11,455

As of December 31, 2014, the Bank does not have any exposure relating to any other product such as: financial assets available for sale, financial assets held for trading, derivatives instruments, working capital, lines of credit, etc. with the countries mentioned in the table above.

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

Approval Process

The bank analyzes its loan portfolio on a segmented basis and the same approach is used for approval purposes by taking into account the characteristics of each particular targeted group of customers. Given the diversity of the bank’s loan book, we utilize different techniques in order to evaluate the credit quality, payment capacity and financial structure of every type of customer. Based on these elements, we apply three kinds of models when analyzing a loan application:

Automated Model: This methodology is used for loan applications made by individuals in the retail banking segment, including lower, middle and higher income customers. This model relies, among other attributes, on: (i) individual credit profiles, (ii) indebtedness limits or financial burden, and (iii) the characteristics of the target market.

•

The customer’s credit profile is determined by using statistical credit scoring models, which differ depending on the segment in which the customer is allocated. The predictive accuracy of our statistical models is crucial for successfully determining the potential risk or loss associated with a loan portfolio under different economic conditions. This requires the bank to constantly review the quality and performance of these scoring models under current market conditions and modifying them when necessary.

•

Indebtedness limits or financial burden is intended to establish the maximum exposure that the bank is willing to accept for each customer, considering the current amount of debt held by the customer. The thresholds are defined in light of the customer’s risk profile, the segment and the income bracket of each customer. In this regard, it is crucial to accurately determine the indebtedness capacity of each type of customer, especially in less positive economic cycles, which are characterized by higher unemployment and lower income.

•

The definition of the target market is also a key element to guiding commercial efforts and executing the business strategy. The most efficient product offering allows the bank to optimize the risk-return relationship.

Case-by-Case Model: This model is used for customers served by our wholesale banking segment. This model requires an individual assessment, based on the risk, tenor and amount of the transaction, all of which is supplemented by an analysis of the customer’s financial condition, the industry’s complexity and the outlook for the business, among other variables. This process is also supported by a rating model that is based on objective variables and determines the proper credit terms.

In addition, we have devoted efforts to develop and promote world-class procedures while forming a specialized team with considerable experience in loan approval for the diverse segments and industries we serve. The entire loan approval process is jointly carried out by the risk and commercial areas, through different service models, in order to make the process more effective and efficient while improving the quality of evaluation and optimizing response times. Also, we have specialized areas in some segments that require expert knowledge, attention, and particular advice, such as real estate, construction, agriculture, mining and financial services. We have designed specialized tools to serve these diverse industries and assess their risks.

Although the bank has dedicated monitoring teams within the loan approval areas, monitoring efforts are also carried out collectively by the credit risk and commercial areas, which track operations from application to collection, in order to avoid unexpected risks.

Also, we have set approval attributions that are limited by the total customer credit risk. We define total customer credit risk as the sum of the customer’s loans and other financial obligations in which the customer is the indebted party, the loans and other financial obligations from a third party that are guaranteed by the customer, the customer’s contingent loans and any of the customer’s credit facilities. Also, if the customer is part of an economic group, then the total customer credit risk will also include the total amount of the items described above corresponding to all the parties that make up the economic group.

Transactions in which the total customer credit risk is more than Ch$18,470 million require approval from a credit committee, composed of three members of the board of directors and our Chief Executive Officer. Transactions in which the total customer credit risk is equal to or less than Ch$18,470 million may be approved by other risk officers, depending on the amount involved, as follows:

Approved by	Limit in Ch$
Credit committee, including members of the board of directors	up to legal limits
Chief executive officer, chairman and senior credit risk officer	up to Ch$18,470 million
Chief executive officer, chairman or senior credit risk officer (any two of the three)	up to Ch$12,314 million
Chief executive officer and executive credit risk officers	up to Ch$9,851 million
Senior credit risk officers and executive vice president of corporate banking	up to Ch$9,851 million
Executive credit risk officers and Executive vice president of corporate banking	up to Ch$8,619 million
Other credit risk officers	up to Ch$2,463 million
Executive vice president of corporate banking	up to Ch$1,970 million
Other department heads	up to Ch$1,231 million
Other officers	up to Ch$493 million

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

IFRS:	As of December 31, 2010(1)
	Commercial Loans		Residential Mortgage Loans		Consumer Loans		Total Loans		Percentage Loans of Classified
Bank’s Credit Rating:	(in millions of Ch$, except percentages)
A1	Ch$	28,728	Ch$	—	Ch$	—	Ch$	28,728	0.35%
A2		2,346,028		—		—		2,346,028	28.19
A3		2,098,218		—		—		2,098,218	25.21
B		3,380,009		—		—		3,380,009	40.61
Impaired Portfolio		469,971		—		—		469,971	5.64

Total individual classified loans	Ch$	8,322,954	Ch$	—	Ch$	—	Ch$	8,322,954	100.00%

Group non-classified loans		838,074		2,856,020		2,045,849		5,739,943
Group impaired portfolio		129,954		71,758		113,386		315,098

Total loans	Ch$	9,290,982	Ch$	2,927,778	Ch$	2,159,235	Ch$	14,377,995

Percentage Classified		89.58%		—%		—%		57.89%

(1)	On January 1, 2010, the criteria for classification of the impaired portfolio was changed, considering 100% of categories C1 and C2 in impairment, unlike in 2009, where customers that were classified in categories C1 and C2 who were not overdue for more than 60 days were not taken into consideration.

IFRS:	As of December 31, 2011(1)
	Commercial Loans		Residential Mortgage Loans		Consumer Loans		Total Loans		Percentage Loans of Classified
Bank’s Credit Rating:	(in millions of Ch$, except percentages)
A1	Ch$	50,449	Ch$	—	Ch$	—	Ch$	50,449	0.52%
A2		2,393,915		—		—		2,393,915	24.85
A3		3,173,274		—		—		3,173,274	32.94
A4		1,889,504		—		—		1,889,504	19.62
A5		1,299,391		—		—		1,299,391	13.49
A6		610,606		—		—		610,606	6.34

Normal Portfolio		9,417,139		—		—		9,417,139	97.76

				—		—
B1		37,316		—		—		37,316	0.39
B2		8,664		—		—		8,664	0.09
B3		6,542		—		—		6,542	0.07
B4		1,517		—		—		1,517	0.02

Substandard Portfolio		54,039		—		—		54,039	0.57

				—		—
C1		19,083		—		—		19,083	0.20
C2		11,405		—		—		11,405	0.12
C3		35,413		—		—		35,413	0.37
C4		15,886		—		—		15,886	0.16
C5		55,893		—		—		55,893	0.58
C6		23,565		—		—		23,565	0.24

Non-complying Portfolio		161,245		—		—		161,245	1.67

Total Individual Classified Loans	Ch$	9,632,423	Ch$	—	Ch$	—	Ch$	9,632,423	100.00%

Normal Portfolio		1,443,208		3,543,520		2,439,495		7,426,223
Non-complying Portfolio		137,812		63,914		126,125		327,851

Total Group Classified Loans	Ch$	1,581,020	Ch$	3,607,434	Ch$	2,565,620	Ch$	7,754,074

Total loans	Ch$	11,213,443	Ch$	3,607,434	Ch$	2,565,620	Ch$	17,386,497

Percentage Classified		85.90%		—%		—%		55.40%

(1)	On January 1, 2011, the credit ratings for debtors with individual assessment changed, separating the portfolio into Normal (categories A1 A6), substandard (B1—B4) and Non complying (C1-C6), as shown in the above table (see note 42.2(f) of Financial Statements)

IFRS:	As of December 31, 2012
	Commercial Loans		Residential Mortgage Loans		Consumer Loans		Total Loans		Percentage Loans of Classified
Bank’s Credit Rating:	(in millions of Ch$, except percentages)
A1	Ch$	40	Ch$	—	Ch$	—	Ch$	40	—%
A2		2,024,110		—		—		2,024,110	20.90
A3		2,642,389		—		—		2,642,389	27.28
A4		1,998,263		—		—		1,998,263	20.63
A5		1,875,478		—		—		1,875,478	19.37
A6		791,133		—		—		791,133	8.15

Normal Portfolio		9,331,413		—		—		9,331,413	96.33

B1		134,201		—		—		134,201	1.39
B2		21,709		—		—		21,709	0.22
B3		41,155		—		—		41,155	0.42
B4		7,306		—		—		7,306	0.08

Substandard Portfolio		204,371		—		—		204,371	2.11

C1		22,521		—		—		22,521	0.23
C2		13,753		—		—		13,753	0.14
C3		5,636		—		—		5,636	0.06
C4		52,562		—		—		52,562	0.54
C5		17,895		—		—		17,895	0.18
C6		36,431		—		—		36,431	0.41

Non-complying Portfolio		148,798		—		—		148,798	1.56

Total Individual Classified Loans	Ch$	9,684,582		—		—	Ch$	9,684,582	100.00%

Normal Portfolio		1,864,800		4,149,264		2,651,351		8,665,415
Non-complying Portfolio		185,988		49,403		186,373		421,764

Total Group Classified Loans	Ch$	2,050,788	Ch$	4,198,667	Ch$	2,837,724	Ch$	9,087,179

Total loans	Ch$	11,735,370	Ch$	4,198,667	Ch$	2,837,724	Ch$	18,771,761

Percentage Classified		82.52%		—%		—%		51.59%

IFRS:	As of December 31, 2013
	Commercial Loans		Residential Mortgage Loans		Consumer Loans		Total Loans		Percentage Loans of Classified
Bank’s Credit Rating:	(in millions of Ch$, except percentages)
A1	Ch$	15,640	Ch$	—	Ch$	—	Ch$	15,640	0.14%
A2		1,926,720		—		—		1,926,720	17.74
A3		3,086,438		—		—		3,086,438	28.41
A4		2,273,914		—		—		2,273,914	20.93
A5		2,347,825		—		—		2,347,825	21.61
A6		832,340		—		—		832,340	7.66

Normal Portfolio		10,482,877		—		—		10,482,877	96.49

B1		123,803		—		—		123,803	1.14
B2		17,687		—		—		17,687	0.16
B3		12,979		—		—		12,979	0.12
B4		69,978		—		—		69,978	0.64

Substandard Portfolio		224,447		—		—		224,447	2.06

C1		26,250		—		—		26,250	0.24
C2		38,634		—		—		38,634	0.36
C3		5,586		—		—		5,586	0.05
C4		21,551		—		—		21,551	0.20
C5		34,115		—		—		34,115	0.31
C6		29,188		—		—		29,188	0.29

Non-complying Portfolio		155,324		—		—		155,324	1.45

Total Individual Classified Loans	Ch$	10,862,648		—		—	Ch$	10,862,648	100.00%

Normal Portfolio		2,011,162		4,662,977		2,856,365		9,530,504
Non-complying Portfolio		205,163		69,330		213,125		487,618
Total Group Classified Loans	Ch$	2,216,325	Ch$	4,732,307	Ch$	3,069,490	Ch$	10,018,122

Total loans	Ch$	13,078,973	Ch$	4,732,307	Ch$	3,069,490	Ch$	20,880,770

Percentage Classified		83.05%		—%		—%		52.02%

IFRS:	As of December 31, 2014
	Commercial Loans		Residential Mortgage Loans		Consumer Loans		Total Loans		Percentage Loans of Classified
Bank’s Credit Rating:	(in millions of Ch$, except percentages)
A1	Ch$	20,405	Ch$	—	Ch$	—	Ch$	20,405	0.19%
A2		2,211,120		—		—		2,211,120	20.19
A3		2,389,952		—		—		2,389,952	21.82
A4		2,372,714		—		—		2,372,714	21.66
A5		2,563,562		—		—		2,563,562	23.40
A6		1,018,489		—		—		1,018,489	9.30

Normal Portfolio		10,576,242		—		—		10,576,242	96.56

B1		73,569		—		—		73,569	0.67
B2		20,126		—		—		20,126	0.18
B3		10,372		—		—		10,372	0.09
B4		72,815		—		—		72,815	0.66

Substandard Portfolio		176,882		—		—		176,882	1.60

C1		40,844		—		—		40,844	0.37
C2		36,257		—		—		36,257	0.33
C3		9,028		—		—		9,028	0.08
C4		21,697		—		—		21,697	0.20
C5		71,134		—		—		71,134	0.65
C6		21,710		—		—		21,710	0.21

Non-complying Portfolio		200,670		—		—		200,670	1.84

Total Individual Classified Loans	Ch$	10,953,794		—		—	Ch$	10,953,794	100.00%

Normal Portfolio		1,942,685		5,325,029		3,124,586		10,392,300
Non-complying Portfolio		214,267		93,594		237,378		545,239
Total Group Classified Loans	Ch$	2,156,952	Ch$	5,418,623	Ch$	3,361,964	Ch$	10,937,539

Total loans	Ch$	13,110,746	Ch$	5,418,623	Ch$	3,361,964	Ch$	21,891,333

Percentage Classified		83.55%		—%		—%		50.04%

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

Classification of Loan Portfolio Based on the Borrower’s Payment Performance

The following tables set forth under IFRS as of the dates indicated the amounts that are current as to payments of principal and interest and the amounts that are overdue:

	Domestic Loans(1)
	As of December 31,
	2010		2011		2012		2013		2014
IFRS:	(in millions of Ch$)
Current	Ch$	12,680,422	Ch$	15,574,502	Ch$	17,538,374	Ch$	19,717,830	Ch $	20,510,141
Past due 1-29 days		945,689		1,165,108		531,778		591,866		567,986
Past due 30-89 days		498,612		298,729		357,259		229,117		347,146
Past due 90 days or more		172,075		178,905		181,865		236,730		272,983

Total loans	Ch$	14,296,798	Ch$	17,217,244	Ch$	18,609,276	Ch$	20,775,543	Ch$	21,698,256

	Foreign Loans(1)
	As of December 31,
	2010		2011		2012		2013		2014
IFRS:	(in millions of Ch$)
Current	Ch$	81,197	Ch$	169,253	Ch$	162,485	Ch$	105,227	Ch$	193,077
Past due 1-29 days		—		—		—		—		—
Past due 30-89 days		—		—		—		—		—
Past due 90 days or more		—		—		—		—		—

Total loans	Ch$	81,197	Ch$	169,253	Ch$	162,485	Ch$	105,227	Ch$	193,077

	Total Loans(1)
	As of December 31,
	2010		2011		2012		2013		2014
IFRS:	(in millions of Ch$)
Current	Ch$	12,761,619	Ch$	15,743,755	Ch$	17,700,859	Ch$	19,823,057	Ch$	20,703,218
Past due 1-29 days		945,689		1,165,108		531,778		591,866		567,986
Past due 30-89 days		498,612		298,729		357,259		229,117		347,146
Past due 90 days or more		172,075		178,905		181,865		236,730		272,983

Total loans	Ch$	14,377,995	Ch$	17,386,497	Ch$	18,771,761	Ch$	20,880,770	Ch$	21,891,333

Past due loans (1-89 days) as a percentage of total loans		11.24%		9.45%		5.70%		5.07%		5.43%
Past due loans (90 days or more) as a percentage of total loans		1.20%		1.03%		0.97%		1.13%		1.25%

(1)	Past due loans refer to installments that are overdue and the remaining outstanding balance of such loans (including principal and interest).

Loans included in the previous table, which have been restructured and bear no interest, are as follows:

	As of December 31,
	2010	2011	2012	2013	2014
IFRS:	(in millions of Ch$)
Ch$	2,550	2,547	4,605	4,608	4,616
UF	128	128	128	128	142

Total	2,678	2,765	4,733	4,736	4,758

The amount of interest we would have recorded on these loans for the year ended December 31, 2014 had these loans been earning a market interest rate was Ch$160 million.

In addition, other loans that were restructured, mainly through the extension of their maturities, and that bear interest, are as follows:

	As of December 31,
	2010	2011	2012	2013	2014
IFRS:	(in millions of Ch$)
Total other restructured loans	328,370	338,725	392,906	496,601	534,899

During the year ended December 31, 2014, interest recorded in income on these loans amounted to Ch$65,707 million.

Analysis of Substandard and Past-Due Loans

The following table analyzes our substandard loans, total past-due loans and allowances for loan losses existing at the dates indicated under IFRS.

	Year Ended December 31,
	2010		2011		2012		2013		2014
IFRS:	(in millions of Ch$, except percentages)
Total Loans	Ch$	14,377,995	Ch$	17,386,497	Ch$	18,771,761	Ch$	20,880,770	Ch$	21,891,333
Impaired loans		785,069		499,768		621,268		725,899		829,096
Impaired loans as a percentage of total loans		5.46%		2.87%		3.31%		3.48%		3.79%
Total past due loans (90 days or more)
To the extent secured(1)		23,781		17,388		19,658		22,804		24,811
To the extent unsecured		148,294		161,517		162,207		213,926		248,172

Total past due loans (90 days or more)		172,075		178,905		181,865		236,730		272,983

Total past due loans (90 days or more) as a percentage of total loans		1.20%		1.03%		0.97%		1.13%		1.25%
To the extent secured		0.17		0.10		0.10		0.11		0.11
To the extent unsecured		1.03		0.93		0.87		1.02		1.14
Allowance for loan losses as a percentage of:
Total loans		2.42		2.09		2.07		2.10		2.24

Past due loans (90 days or more)		202.25		202.76		213.24		185.57		179.70

Unsecured past due loans (90 days or more)		234.69%		224.58%		239.08%		205.35%		197.67%

(1)	Security generally consists of mortgages on real estate, pledges of marketable securities, letters of credit or cash.

Analysis of Allowances for Loan Losses

The following table analyzes our allowances for loan losses and changes in the allowances attributable to charge-offs, allowances established and allowances released:

	As of December 31,
	2010		2011		2012		2013		2014
IFRS:	(in millions of Ch$, except percentages)
Allowances for loan losses at beginning of period	Ch$	312,101	Ch$	348,027	Ch$	362,741	Ch$	387,803	Ch$	439,298
Charge-offs		(149,093)		(177,960)		(182,733)		(196,535)		(255,342)
Debt Exchange		—		—		—		(12,556)		—
Allowances established		185,019		207,189		225,678		262,713		306,602
Allowances released(1)		—		(14,515)		(17,883)		(2,127)		—

Allowances for loan losses at end of period	Ch$	348,027	Ch$	362,741	Ch$	387,803	Ch$	439,298	Ch$	490,558

Allowances for loan losses at end of period as a percentage of total loans		2.42%		2.09%		2.07%		2.10%		2.24%
Ratio of charge-offs to average loans		1.10%		1.12%		1.01%		0.99%		1.18%
Provisions for loan losses as a percentage of average loans		1.16%		0.92%		0.92%		1.12%		1.21%

(1)	Represents the aggregate amount of allowances for loan losses released during the year as a result of charge-offs, recoveries or a determination by management that the level of risk existing in the loan portfolio has been reduced.

During 2010, the Chilean economy continued the upward trend that started at the end of 2009, which positively impacted the risk profiles of individuals and companies in Chile. Additionally, certain corporate customers improved their financial performance as a result of specific plans intended to overcome financial difficulties while private consumption posted a significant rebound. Our allowances for loan losses grew by 11.5% from December 31, 2009 to December 31, 2010, which is in line with the annual growth posted by our total loan portfolio (particularly in the retail banking segment) and our conservative risk approach. In addition, the annual increase in allowances for loan losses is consistent with lower charge-offs in 2010 as compared to 2009 and with provisions for loan losses established during 2010 in order to cover potential risks related to certain corporate customers.

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

In 2012, the industry experienced at least two forces affecting allowances for loans losses. On the one hand, the positive economic cycle resulted in lower unemployment and increasing real salaries, which positively impacted customers’ payment capacity. However, in the first half of the year, social and regulatory issues effectively offset the positive economic drivers and caused a moderate deterioration in credit quality, especially associated with consumer loans, with ratios of past-due loans (90 days or more) peaking in the second quarter of 2012. This phenomenon was observed across the industry and led other banks and us to be more conservative in provisioning loans and focus on collections. Although, credit quality conditions and customers’ payment behavior normalized by the end of the year, the growth in total loans and our higher penetration of the retail banking segment translated into a 6.9% annual increase in allowances for loan losses, from Ch$362,741 million in 2011 to Ch$387,803 million in 2012.

During 2013 the Chilean economy slowed down moderately by recording a 4.1% GDP growth. The lower dynamism in the local economic activity led other banks and us to recognize the risk associated with a potential deterioration in credit quality of both companies and individuals. Also, to a great extent, loan growth contributed to higher provisions for loan losses. Similar to our entire industry, we also increased our allowances for loan losses, from Ch$387,803 million in 2012 to Ch$439,298 million in 2013, which represents a 13.3% increase. As mentioned, this is in line with the annual growth posted by our loan book, as well as other additional topics that translated into higher provisions for loan losses, such as: (i) the effect of a sharp increase in the Ch$/U.S.$ exchange rate on provisions for loan losses indexed to U.S.$, and (ii) specific credit quality deteriorations in the wholesale segment.

For the year ended December 31, 2014 the local economic slowdown deepened, as reflected by GDP growth of only 1.9% for the year. This slower pace was attributable to both a sharp year-over-year reduction of 6.1% in investment and a slowdown in private consumption (reflected by a slight 2.2% annual increase), according to information released by the Chilean Central Bank. These trends directly impacted banking activity. In fact, the first half of 2014 was characterized by slow growth in commercial loans as a result of a delay in diverse investment projects due to both the uncertainty regarding political and economic reforms and volatility in foreign markets. On the other hand, consumption started to decelerate during the second half of the year because downward economic expectations translated into deteriorated consumer confidence. As a result of this scenario, during 2014 we recorded an increase of 11.7% in allowances for loan losses, from Ch$439,298 million in 2013 to Ch$490,558 million in 2014. This increase was primarily based on: (i) loan growth that was focused on retail banking, whose average loan balances increased by 11.3% during the year, and (ii) a negative exchange rate effect on allowances for loan losses denominated in U.S.$, due to a higher Ch$-devaluation in 2014 (15.3%) as compared to 2013 (9.6%).

For allowances for loan losses associated with impaired loans and with non-impaired loans, see Note 11(c) to our audited consolidated financial statements as of and for the year ended December 31, 2014 appearing elsewhere in this annual report.

Loans are written-off when the collection efforts have been exhausted but not later than the maximum periods as follows:

Type of Loan	Term
Consumer loans with or without collateral	6 months
Other transactions without collateral	24 months
Commercial loans with collateral	36 months
Residential mortgage loans	48 months
Consumer leases	6 months
Other non-real estate lease transactions	12 months
Real estate leases (commercial or residential)	36 months

The following table presents detailed information on write-offs and shows the charge-offs breakdown by loan category:

	Year ended December 31,
	2010		2011		2012		2013		2014
IFRS:	(in millions of Ch$)
Commercial loans	Ch$	46,419	Ch$	82,086	Ch$	43,164	Ch$	36,029	Ch$	67,717
Mortgage loans		2,376		2,923		4,253		3,242		2,978
Consumer loans		100,298		92,951		135,316		157,264		184,647

Total	Ch$	149,093	Ch$	177,960	Ch$	182,733	Ch$	196,535	Ch$	255,342

Loan recoveries by type of loan are shown in the table below:

	Year ended December 31,
	2010		2011		2012		2013		2014
IFRS:	(in millions of Ch$)
Commercial loans	Ch$	11,127	Ch$	16,014	Ch$	14,892	Ch$	13,330	Ch$	14,272
Mortgage loans		1,387		1,106		1,971		1,927		2,152
Consumer loans		19,609		28,445		24,099		27,698		29,885

Subtotal		32,123		45,565		40,962		42,955		46,309

Recoveries and sales of loans reacquired from the Central Bank		46		90		—		—		—

Total	Ch$	32,169	Ch$	45,655	Ch$	40,962	Ch$	42,955	Ch$	46,309

Total Recoveries as a percentage of average loans		0.24%		0.29%		0.23%		0.22%		0.21%

The following tables classify our loan portfolio based on the borrower’s payment performance for each of the last five years:

	Year ended December 31, 2010
	Commercial Loans		Consumer Loans		Mortgage Loans		Total
IFRS:	(in millions of Ch$)
Past due loans—90 days to 6 months	Ch$	33,889	Ch$	29,257	Ch$	16,671	Ch$	79,817
Past due loans—6 months to 12 months		28,503		—		9,754		38,257
Past due loans—12 months to 24 months		33,073		—		8,689		41,762
Past due loans—24 months to 36 months		5,920		—		4,335		10,255
Past due loans—36 months to 48 months		—		—		1,984		1,984

Past due Loans	Ch$	101,385	Ch$	29,257	Ch$	41,433	Ch$	172,075

	Year ended December 31, 2011
	Commercial Loans		Consumer Loans		Mortgage Loans		Total
IFRS:	(in millions of Ch$)
Past due loans—90 days to 6 months	Ch$	41,729	Ch$	38,825	Ch$	15,367	Ch$	95,921
Past due loans—6 months to 12 months		22,837		—		8,588		31,425
Past due loans—12 months to 24 months		30,982		—		6,487		37,469
Past due loans—24 months to 36 months		6,847		—		4,079		10,926
Past due loans—36 months to 48 months		—		—		3,164		3,164

Past due Loans	Ch$	102,395	Ch$	38,825	Ch$	37,685	Ch$	178,905

	Year ended December 31, 2012
	Commercial Loans		Consumer Loans		Mortgage Loans		Total
IFRS:	(in millions of Ch$)
Past due loans—90 days to 6 months	Ch$	34,412	Ch$	44,093	Ch$	11,934	Ch$	90,439
Past due loans—6 months to 12 months		31,497		14		6,017		37,528
Past due loans—12 months to 24 months		35,547		2		6,729		42,278
Past due loans—24 months to 36 months		5,936		—		3,783		9,719
Past due loans—36 months to 48 months		—		—		1,901		1,901

Past due Loans	Ch$	107,392	Ch$	44,109	Ch$	30,364	Ch$	181,865

	Year ended December 31, 2013
	Commercial Loans		Consumer Loans		Mortgage Loans		Total
IFRS:	(in millions of Ch$)
Past due loans—90 days to 6 months	Ch$	54,232	Ch$	51,510	Ch$	18,352	Ch$	124,094
Past due loans—6 months to 12 months		36,520		2		6,786		43,308
Past due loans—12 months to 24 months		47,790		2		6,730		54,522
Past due loans—24 months to 36 months		9,755		—		2,751		12,506
Past due loans—36 months to 48 months		16		—		2,284		2,300

Past due Loans	Ch$	148,313	Ch$	51,514	Ch$	36,903	Ch$	236,730

	Year ended December 31, 2014
	Commercial Loans		Consumer Loans		Mortgage Loans		Total
IFRS:	(in millions of Ch$)
Past due loans—90 days to 6 months	Ch$	42,558	Ch$	61,232	Ch$	16,641	Ch$	120,431
Past due loans—6 months to 12 months		52,158		1,704		15,329		69,191
Past due loans—12 months to 24 months		57,075		9		11,320		68,404
Past due loans—24 months to 36 months		8,031		2		4,822		12,855
Past due loans—36 months to 48 months		50		—		2,052		2,102

Past due Loans	Ch$	159,872	Ch$	62,947	Ch$	50,164	Ch$	272,983

Allocation of Allowances for Loan Losses

The following tables set forth the proportions of our required allowances for loan losses attributable to our commercial, consumer and residential mortgage loans under IFRS as of the dates indicated.

	As of December 31, 2010
	Allowance amount		Allowance amount as a percentage of loans in category	Allowance amount as a percentage of total loans	Loans in category as percentage of total loans(1)
IFRS:	(in millions of Ch$, except percentages)
Commercial loans	Ch$	211,558	2.28%	1.47%	64.66%
Consumer loans		121,195	5.63	0.84	14.98
Residential mortgage loans		15,274	0.52	0.11	20.36

Total allocated allowances	Ch$	348,027	2.42%	2.42%	100.00%

	As of December 31, 2011
	Allowance amount		Allowance amount as a percentage of loans in category	Allowance amount as a percentage of total loans	Loans in category as percentage of total loans(1)
IFRS:	(in millions of Ch$, except percentages)
Commercial loans	Ch$	208,249	1.86%	1.20%	64.50%
Consumer loans		138,588	5.40	0.80	14.76
Residential mortgage loans		15,904	0.44	0.09	20.74

Total allocated allowances	Ch$	362,741	2.09%	2.09%	100.00%

	As of December 31, 2012
	Allowance amount		Allowance amount as a percentage of loans in category	Allowance amount as a percentage of total loans	Loans in category as percentage of total loans(1)
IFRS:	(in millions of Ch$, except percentages)
Commercial loans	Ch$	207,676	1.77%	1.11%	62.52%
Consumer loans		164,047	5.78	0.87	15.12
Residential mortgage loans		16,080	0.38	0.09	22.36

Total allocated allowances	Ch$	387,803	2.07%	2.07%	100.00%

	As of December 31, 2013
	Allowance amount		Allowance amount as a percentage of loans in category	Allowance amount as a percentage of total loans	Loans in category as percentage of total loans(1)
IFRS:	(in millions of Ch$, except percentages)
Commercial loans	Ch$	241,442	1.85%	1.16%	62.64%
Consumer loans		179,354	5.84	0.86	14.70
Residential mortgage loans		18,502	0.39	0.09	22.66

Total allocated allowances	Ch$	439,298	2.10%	2.10%	100.00%

	As of December 31, 2014
	Allowance amount		Allowance amount as a percentage of loans in category	Allowance amount as a percentage of total loans	Loans in category as percentage of total loans(1)
IFRS:	(in millions of Ch$, except percentages)
Commercial loans	Ch$	273,813	2.09%	1.25%	59.89%
Consumer loans		192,724	5.73	0.88	15.36
Residential mortgage loans		24,021	0.44	0.11	24.75

Total allocated allowances	Ch$	490,558	2.24%	2.24%	100.00%

(1)	Based on our loan classification.

The following table sets forth our charge-offs for 2010, 2011, 2012, 2013 and 2014 by major economic sector and provides further detail of charge-offs that have already been described in the previous discussion of allowances for loan losses:

	Year Ended December 31,
	2010		2011		2012		2013		2014
IFRS:	(in millions of Ch$)
Commercial:
Agriculture	Ch$	3,177	Ch$	5,208	Ch$	2,986	Ch$	5,615	Ch$	7,007
Mining		461		606		812		1,605		3,193
Manufacturing		7,956		3,807		5,143		2,430		5,389
Construction		6,159		3,330		3,161		4,516		10,335
Commerce		12,960		52,057		9,228		8,825		14,536
Transport		3,786		2,132		2,287		3,309		5,545
Financial services		6,140		9,799		5,637		4,774		16,328
Community		5,780		5,147		13,910		4,955		5,384

Subtotal:	Ch$	46,419	Ch$	82,086	Ch$	43,164	Ch$	36,029	Ch$	67,717

Consumer loans		100,298		92,951		135,316		157,264		184,647
Mortgage loans		2,376		2,923		4,253		3,242		2,978

Total	Ch$	149,093	Ch$	177,960	Ch$	182,733	Ch$	196,535	Ch$	255,342

Composition of Deposits and Other Commitments

The following table sets forth under IFRS the composition of our deposits and similar commitments as of the dates indicated. See “—Average Balance Sheets, Interest Earned on Interest Earning Assets and Interest Paid on Interest Bearing Liabilities” for the average rate paid on each of the following deposit categories.

	As of December 31,
	2012		2013		2014
IFRS:	(in millions of Ch$)
Current accounts	Ch$	4,495,135	Ch$	5,018,155	Ch$	5,786,805
Other demand deposits		975,836		966,177		1,147,568
Savings accounts		179,464		178,012		188,311
Time deposits		9,370,063		10,151,612		9,450,224
Other term balance payables		63,423		73,101		82,711

Total	Ch$	15,083,921	Ch$	16,387,057	Ch$	16,655,619

Maturity of Deposits

The following table sets forth under IFRS information regarding the currency and maturity of our deposits at December 31, 2014, expressed in percentages. UF-denominated deposits are similar to Chilean peso-denominated deposits in all aspects, except that the principal is readjusted periodically based on the value of the UF.

	As of December 31, 2014
	Ch$		UF		Foreign Currency		Total
	(in millions of Ch$)
IFRS:
Demand deposits	Ch$	5,929,629	Ch$	28,083	Ch$	976,661	Ch$	6,934,373
Savings accounts		—		188,311		—		188,311
Time deposits:
Maturing within three months		5,164,496		908,486		751,279		6,824,261
Maturing after three but within six months		808,135		347,398		85,646		1,241,179
Maturing after six but within 12 months		857,373		432,970		28,271		1,318,614
Maturing after 12 months		123,304		23,639		1,938		148,881

Total time deposits	Ch$	6,953,308	Ch$	1,712,493	Ch$	867,134	Ch$	9,532,935

Total deposits	Ch$	12,882,937	Ch$	1,928,887	Ch$	1,843,795	Ch$	16,655,619

	As of December 31, 2014
	Ch$	UF	Foreign Currency	Total
	(in millions of Ch$)
IFRS:
Demand deposits	46.02%	1.45%	52.96%	41.64%
Savings accounts	—	9.76	—	1.13
Time deposits:
Maturing within three months	40.09	47.10	40.75	40.97
Maturing after three but within six months	6.27	18.01	4.65	7.45
Maturing after six but within 12 months	6.66	22.45	1.53	7.92
Maturing after 12 months	0.96	1.23	0.11	0.89

Total time deposits	53.98	88.79	47.04	57.23

Total deposits	100.00%	100.00%	100.00%	100.00%

The following table sets forth information under IFRS regarding the currency and maturity of deposits in excess of U.S.$100,000 as of December 31, 2014.

Deposits in Foreign Countries

We also maintain deposits abroad, as needed to conduct our foreign trade transactions and manage liquidity. The table below lists the largest amounts of foreign deposits by country under IFRS as of the dates indicated:

	As of December 31,
IFRS:	2012		2013		2014
	(in millions of Ch$)
Australia	Ch$	502	Ch$	453	Ch$	438
Brazil		9		—		—
Canada		743		1,464		1,058
China		766		20		88
Denmark		99		173		249
Finland		74		81		10
France		339		102		54
Germany		9,199		12,565		7,309
Italy		—		22		29
Japan		4,325		1,614		1,764
Mexico		484		1,111		297
Netherlands		1,018		1,200		840
Norway		114		81		139
Peru		29		358		805
Singapore		—		13,270		15
Sweden		—		354		351
Switzerland		343		—		649
United Kingdom		13,229		2,802		6,418
United States		170,275		264,726		258,198

Total	Ch$	201,548	Ch$	300,396	Ch$	278,711

Short-Term Borrowings

The principal categories of our short-term borrowings are amounts borrowed under foreign trade lines of credit, domestic inter-bank loans and repurchase agreements. The table below presents under IFRS the amounts outstanding and the weighted average nominal interest rate for each period indicated by type of short-term borrowing.

	For the year ended December 31,
	2012		2013		2014
	Year-End Balance	Weighted Average Nominal Interest Rate	Year-End Balance	Weighted Average Nominal Interest Rate	Year-End Balance	Weighted Average Nominal Interest Rate
IFRS:	(in millions of Ch$, except interest rate data)
Payables from repurchase agreements and security lending	226,396	6.62%	256,766	5.12%	249,482	3.84%
Borrowings from domestic financial institutions	—	—	—	—	—	—
Foreign borrowings	1,108,662	1.90	989,455	1.25	1,098,707	0.60
Other obligations	106,538	—	160,612	—	141,729	—

Total short-term borrowings	1,441,596	2.50%	1,406,833	1.81%	1,489,918	1.09%

The following table shows the average balance and the weighted average nominal rate for each short-term borrowing category during the periods indicated:

	For the year ended December 31,
	2012		2013		2014
	Average Balance	Weighted Average Nominal Interest Rate	Average Balance	Weighted Average Nominal Interest Rate	Average Balance	Weighted Average Nominal Interest Rate
IFRS:	(in millions of Ch$, except interest rate data)
Payables from repurchase agreements and security lending	286,944	5.22%	289,107	4.55%	262,301	.365%
Central Bank borrowings	36	—	13	—	9	—
Borrowings from domestic financial institutions	34,702	3.52	35,928	3.94	13,059	4.01

Sub-total	321,682	5.04	325,048	4.48	275,369	3.67

Foreign borrowings	1,388,253	1.52	925,685	1.34	735,017	0.90

Total short-term borrowings	1,709,935	2.18%	1,250,733	2.15%	1,010,386	1.66%

The following table presents the maximum month-end balances of our principal sources of short-term borrowings during the periods indicated:

	Maximum 2012 month-end balance	Maximum 2013 month-end balance	Maximum 2014 month-end balance
IFRS:	(in millions of Ch$)
Investments sold under agreements to repurchase	310,616	330,407	372,333
Central Bank borrowings	60	17	10
Borrowings from domestic financial institutions	5,000	210,058	59,507
Foreign borrowings	1,735,573	1,180,252	1,283,611

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

The following table sets forth our minimum capital requirements (and availability) with respect to total assets as set by the SBIF:

	As of December 31,
	2012	2013	2014
CHILEAN GAAP:	(in millions of Ch$)
Banco de Chile’s basic capital	2,007,057	2,284,314	2,535,153
Basic capital required (with respect to total assets)	(821,418)	(905,644)	(963,418)

Excess over minimum basic capital required	1,185,639	1,378,670	1,571,735

Similarly, the following table sets forth our minimum capital requirements (and availability) with respect to risk-weighted assets, as set by the SBIF:

	As of December 31,
	2012	2013	2014
CHILEAN GAAP:	(in millions of Ch$)
Banco de Chile’s Total Regulatory Capital	2,738,829	2,999,061	3,249,903
Total Regulatory Capital required (with respect to risk-weighted assets)	(2,070,952)	(2,298,110)	(2,439,925)

Excess over minimum Total Regulatory Capital required	667,877	700,951	809,978

Item 4B	Unresolved Staff Comments

None.

Item 5	Operating and Financial Review and Prospects

OPERATING RESULTS

Introduction

The following discussion should be read in conjunction with, and is entirely qualified by reference to, our audited consolidated financial statements as of and for the year ended December 31, 2014 appearing elsewhere in this annual report and “Item 4. Information on the Company—Selected Statistical Information.” Certain amounts (including percentage amounts) that appear in this annual report may not total due to rounding.

Unless otherwise indicated, the financial information included in this annual report with respect to 2010, 2011, 2012, 2013 and 2014 has been derived from financial statements that have been prepared in accordance with IFRS as issued by the IASB. See Note 2(a) to our audited consolidated financial statements as of and for the year ended December 31, 2014 appearing elsewhere in this annual report. IFRS differs in certain significant respects from Chilean GAAP. As a result, our financial information presented under IFRS is not directly comparable to any of our financial information presented under Chilean GAAP. Accordingly, readers should avoid such comparison.

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

According to information published by the SBIF, as of December 31, 2014, excluding operations of subsidiaries abroad, we were the second largest bank in Chile in terms of total loans with a market share of 18.1%, the largest provider of commercial loans with a market share of 18.0%, the largest bank in Chile in terms of average balances of current accounts and demand deposits with a 22.5% market share, the second largest provider of consumer loans in Chile with a market share of 20.9% and the second largest privately owned bank in Chile in terms of residential mortgage loans with a market share of 17.1%. Also according to the SBIF, as of December 31, 2014, we were the largest bank in Chile in terms of net income with a market share of 23.8% and the largest bank in Chile in terms of current account balances held by individuals with a market share of 28.9%. According to the Chilean Association of Mutual Funds, as of December 31, 2014, we were the largest provider of mutual funds management services in Chile with a market share of 22.5%.

As for the economy, after a period of accelerated growth between 1985 and 1997, when Chile’s gross domestic product grew at an average annual rate of 7.0%, Chile’s economic growth slowed to an average rate of 4.7% between 2000 and 2008. Since 2008 the Chilean economy has faced difficult and volatile circumstances, ranging from a global economic slowdown caused by the subprime mortgage crisis in United States to the worst earthquake reported in over 50 years in Chile. However, the country was able to successfully cope with this challenging environment and maintained sustained growth by achieving an average GDP expansion rate of 5.7% between 2010 and 2012. The GDP growth was supported by Chile’s stable financial condition that, in turn, relied on an independently managed Central Bank, a floating exchange rate regime, a state’s policy intended to accumulate international reserves and maintain low external debt levels, a well-diversified international trade and a fiscal policy internationally recognized for its responsibility and long term vision.

During 2013, the Chilean economy followed the trend observed among most emerging market countries. Local economic activity displayed some signs of slowdown by recording a 4.1% GDP expansion. This trend continued in 2014, resulting in a GDP growth rate of only 1.9% as of December 31, 2014. As a consequence, the Chilean economy underperformed the average GDP growth recorded by Latin American countries in 2014.

The economic slowdown that Chile experienced in 2014 was largely explained by a large reduction of investment activity across the market caused by both structural and temporary factors. On the one hand, the Chilean economy is facing the end of a profitable mining cycle, the last stages of a reconstruction process from the earthquake that occurred in 2010 and a sharp increase in energy prices caused by an expansive drought and delayed projects across the energy sector. On the other hand, in 2014 temporary factors affected the overall state of the economy, such as the decline in copper prices (Chile’s main export product). These temporary factors were accompanied by a weak business environment that resulted from the uncertainty produced by the diverse social and economic reforms pledged by the government. These reforms have included overhauls to the tax and educational systems in Chile. Similarly, by the end of the year the government sent to the congress a labor reform bill for discussion. All of these reforms, along with the announcement of a constitutional reform, affected business sentiment and, accordingly, investments. On the whole, investment activity showed a significant reduction in 2014 by posting a 6.1% contraction, which negatively compared to the increases of 2.1% and 11.6% posted in 2013 and 2012, respectively.

Conversely, private consumption continued to be the main driver of economic growth despite signs of a slowdown by the end of 2013. This slowdown persisted throughout 2014. On average, consumption represents more than 60% of Chilean GDP and, therefore, it has become the main engine for GDP expansion over the last several years. In this regard, positive figures in the labor market have been an important factor for sustaining private consumption. In fact, the unemployment rate has remained at historically low levels, recording averages of 5.9% in 2013 and 6.4% in 2014. Additionally, real wages have continued to steadily grow by expanding 2.4% in 2014, the same increase seen in 2013. On the other hand, credit conditions have gradually tightened for individuals and companies, reflecting the banking industry’s sentiment about the potential risks associated with the impact of a slowdown on delinquency. Similarly, demand for credits has decreased, especially from individuals, which denotes a gradual decline in consumer expectations regarding the economic outlook. Altogether, private consumption posted real growth of 2.2% in 2014, which was below the increases of 5.9% and 6.1% posted in 2013 and 2012, respectively.

In regards to inflation, local prices failed to link up with trends in aggregate demand. Hence, in spite of the slowdown in private consumption and economic activity as a whole, the local CPI index recorded a 4.6% annual increase in 2014, which is above the 3.0% annual rise observed last year. This level of inflation was caused mainly by a sharp Chilean peso depreciation of 15.2% against the U.S. dollar in 2014, which is aligned with a global trend followed by diverse currencies and the easing monetary policy conducted by the Chilean Central Bank. This resulted in higher prices of tradable goods for which Chile is a net importer. Also, the recently passed tax reform affected the price of diverse products, such as sugared and alcoholic beverages. In light of the trends followed by the economy, the annual change in inflation was above market expectations and the Central Bank’s estimates. Nevertheless, in the view of the Chilean Central Bank, prices should converge in the long run to meet the targets set for the Chilean economy in 2015 and in the upcoming years.

As mentioned above, given controlled mid-term expectations on inflation and the slowdown evidenced in the local economy during 2014, the Central Bank maintained an easing monetary policy by successively cutting the marginal standing facility rate, totaling a 150 basis point reduction within the year. As a result of this, the monetary policy rate declined from 4.5% in December 2013 to 3.0% in December 2014. These actions were undertaken in order to promote higher consumption and investment, as GDP growth expectations were subsequently revised downward by the Central Bank and market analysts throughout the year. As of April 17, 2015 the marginal standing facility rate remained at 3.0%.

Regarding the stock market, during 2014 the Santiago Stock Exchange IPSA Index (IPSA index), composed of the 40 most traded Chilean stocks, recovered slightly from the poor performance observed in 2013. As a result, the IPSA index was at 3,850.96 points as of December 31, 2014, which represented a tempered 4.1% advance as compared to the 3,699.19 points recorded as of December 31, 2013. This moderate rebound had to do with both the easing policy undertaken by the Central Bank during 2014 and signs of recovery seen among developed economies, particularly the United States. By early 2015, the IPSA index reflected better expectations in terms of outlook for the local economy. As a result, during February 2015 the IPSA index surpassed the barrier of 4,000 points. According to data published by the Santiago Stock Exchange, as of April 17, 2015 the IPSA index was at 4,018.06 points, which represented a 4.3% year to date increase.

Inflation

In the past, Chile experienced high levels of inflation that affected the financial condition and results of operations of most industries. Nevertheless, since the 1990s, inflation has been maintained under control through responsible monetary policy carried out by an independent Central Bank. Over the last five years, inflation has been conditioned on local economic dynamics, as well as external factors. In fact, due to the slowdown in the global and local economy, during 2009 inflation turned negative and closed the year with a deflation of 1.4%. Conversely, throughout 2010, inflation returned to more normal levels and was within the long term range of 2.0% to 4.0% per year targeted by the Central Bank, ending the year at 3.0%. After that, stimulative economic activity and high international prices for oil and food caused a CPI annual increase of 4.4% in 2011. During 2012, inflation was 1.5%, which was mainly explained by a decrease in international oil prices that translated into lower local prices for transportation and utilities, partly offset by higher food prices. In 2013, inflation was once again within the long-run range targeted by the Central Bank by posting an annual increase of 3.0%. This figure was influenced by higher food, transportation and energy prices prompted by a sharp increase in the Ch$/U.S.$ exchange rate. Unlike in 2013, inflation showed a sharp increase in 2014, as reflected by a CPI annual variation of 4.6%. This figure was the caused by a sharp Chilean peso devaluation (against U.S.$) that translated into a higher cost of imported tradable goods, affecting most economic sectors. Also, the government’s tax reform prompted a cost increase in specific products such as beverages and cigarettes.

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

UF Denominated Assets and Liabilities. The UF is revalued in monthly cycles. On each day in the period beginning the tenth day of the current month through the ninth day of the next month, the nominal peso value of the UF is indexed up (or down in the event of deflation) in order to reflect each day a pro rata amount of the prior calendar month’s change in the CPI as published by the Chilean National Statistics Institute. One UF was equal to Ch$23,309.56 as of December 31, 2013 and Ch$24,627.10 as of December 31, 2014. The effect of any changes in the nominal peso value of our UF denominated assets and liabilities is reflected in our results of operations as an increase (or decrease, in the event of deflation) in interest revenue and expense. Our net interest income will be positively affected by inflation (and negatively affected by deflation) to the extent that our average UF denominated assets exceed our average UF denominated liabilities, while our net interest income will be negatively affected by inflation (and positively affected by deflation) when average UF denominated liabilities exceed our average UF denominated assets. Our average UF denominated assets exceeded our average UF denominated liabilities by Ch$4,625,444 million (U.S.$8,798.30 million) as of December 31, 2013 and Ch$5,317,339 million (U.S.$8,773.18 million) as of December 31, 2014. These figures exclude derivatives. See “Item 4. Information on the Company—Selected Statistical Information.”

Peso-Denominated Assets and Liabilities. Interest rates in Chile tend to reflect the rate of inflation during the relevant period and expectations regarding future inflation. The sensitivity of our peso denominated interest earning assets and interest bearing liabilities to the inflation rate varies. See “—Interest Rates.” We maintain a substantial amount of non-interest bearing, peso denominated current accounts and other demand deposits. The ratio of such deposits to average interest bearing peso denominated liabilities was 62% during the year ended December 31, 2013 and 67% during the year ended December 31, 2014. Since a large part of such deposits are not indexed to inflation, even a slight decline in the rate of inflation may adversely affect our net interest margin on assets funded with such deposits and even a slight increase in the rate of inflation may increase the net interest margin on such assets. See “Item 4. Information on the Company—Selected Statistical Information—Interest Earning Assets and Net Interest Margin.”

Interest Rates

Interest rates earned and paid on our assets and liabilities reflect in part, inflation and expectations regarding future inflation, shifts in short-term interest rates related to the Central Bank’s monetary policies and movements in long-term real rates. The Central Bank manages short-term interest rates in order to achieve its long-term inflation target and provide the economy with financial stability. As a consequence of strong recovery signs for economic activity and the more normalized inflationary environment observed after the financial turmoil of 2008, the Central Bank began to withdraw the monetary stimulus in June 2010 by increasing the monetary policy interest rate to 1.00% from the 0.5% maintained during the first half of that year. Since June 2010, the Central Bank repeatedly raised the marginal standing facility rate, ending 2011 at 5.25%, above the level of 3.25% recorded in December 2010. Nevertheless, as a consequence of the tempered global slowdown during the last quarter of 2011 and the uncertainty regarding the fiscal condition of some developed countries, particularly in the Euro Zone, the Central Bank decided to lower the reference interest rate by 0.25% on January 12, 2012.

After that, the Central Bank maintained the marginal standing facility rate at 5.0% during 22 months, until October 2013. This neutral bias was supported by local economic growth that resulted in a GDP increase over 5.0% per year, which prompted a virtuous cycle including increasing real wages, low unemployment and growing private consumption. These trends were also accompanied by low inflation. Nevertheless, in light of the signs of slowdown evidenced by the Chilean economy, the Central Bank commenced an easing monetary policy by the end of 2013, which involved successive cuts to the marginal standing facility rate. For this reason, the monetary policy interest rate at the end of 2013 was 4.5% and at the end of 2014 was 3.0%. As of April 17, 2015 the monetary policy interest rate remained at 3.0%.

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

According to information published by the Central Bank, the average annual short term nominal interest rate, based on the rate paid by Chilean financial institutions for 90 to 360 day Chilean peso denominated deposits, was 5.90% in 2012, 5.20% in 2013 and 3.91% in 2014. The average annual long term nominal interest rate, based on the interest rate of the Central Bank’s five year Chilean peso denominated bonds in the secondary market, was 5.34% in 2012, 5.20% in 2013 and 4.43% in 2014.

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

Critical Accounting Policies

We prepare our audited consolidated financial statements in accordance with IFRS as issued by the IASB. The notes to our audited consolidated financial statements as of and for the year ended December 31, 2014, which are included in this annual report, contain a summary of our significant accounting policies.

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

Allowances for Loan Losses

Determining accounting estimates and judgments related to the impairment of loans and provision for off balance sheet positions is a critical process for us because the underlying assumptions used for both the individually and collectively assessed impairment can change from period to period and may significantly affect our results of operations.

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

For a further description of our policy regarding allowances for loan losses, see note 2(h) to our audited consolidated financial statements as of and for the year ended December 31, 2014 appearing elsewhere in this annual report.

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

Fair Value Estimates for Financial Assets and Liabilities

International Financial Reporting Standard (“IFRS”) 13 defines “fair value” as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. IFRS 13 seeks to increase consistency and comparability in fair value measurements and related disclosures through a ‘fair value hierarchy’. The hierarchy categorizes the inputs used in valuation techniques into three levels. The hierarchy gives the highest priority to (unadjusted) quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs.

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

The objective of using a valuation technique is to estimate the price at which an orderly transaction to sell the asset or to transfer the liability would take place between market participants and the measurement date under current market conditions. Three widely used valuation techniques are:

•

Market approach—uses prices and other relevant information generated by market transactions involving identical or comparable (similar) assets, liabilities, or a group of assets and liabilities (e.g. a business).

•	Cost approach—reflects the amount that would be required currently to replace the service capacity of an asset (current replacement cost).

•	Income approach—converts future amounts (cash flows or income and expenses) to a single current (discounted) amount, reflecting current market expectations about those future amounts.

In some cases, a single valuation technique will be appropriate, whereas in others multiple valuation techniques will be appropriate. The objective of a fair value measurement is to estimate the price at which an orderly transaction to sell the asset or to transfer the liability would take place between market participants at the measurement date under current market conditions. A fair value measurement requires an entity to determine all of the following:

•	the particular asset or liability that is the subject of the measurement (consistently with its unit of account).

•	the principal (or most advantageous) market for the asset or liability.

•

the valuation technique(s) appropriate for the measurement, considering the availability of data with which to develop inputs that represent the assumptions that market participants would use when pricing the asset or liability and the level of the fair value hierarchy within which the inputs are categorized. For a further description of our internal fair value classification, see note 40 to our audited consolidated financial statements as of and for the year ended December 31, 2014 appearing elsewhere in this annual report.

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

Amendments to Financial Reporting Standards in 2014

IAS 32 Offsetting Financial Assets and Financial Liabilities—This amendment clarifies the meaning of ‘currently has a legally enforceable right to set-off’ and the criteria for non-simultaneous settlement mechanisms of clearing houses to qualify for offsetting and is applied retrospectively. The Bank has disclosed the impact of master netting agreements. None of these netting arrangements qualify for netting under the requirements of IAS 32; therefore, financial instruments subject to netting arrangements are presented on a gross basis in the balance sheet.

IFRS 10, IFRS 12 and IAS 27—Investment Entities—These amendments provide an exception to the consolidation requirement for entities that meet the definition of an investment entity under IFRS 10 Consolidated Financial Statements and must be applied retrospectively, subject to certain transition relief. The exception to consolidation requires investment entities to account for subsidiaries at fair value through profit or loss. These amendments have no impact on the Bank, since none of the entities in the Group qualifies to be an investment entity under IFRS 10.

IAS 36 Impairment of Assets—Recoverable Amount Disclosures for Non-Financial Assets—This Amendment reduces the circumstances in which the recoverable amount of assets or cash-generating units is required to be disclosed, clarifies the disclosures required and introduces an explicit requirement to disclose the discount rate used in determining impairment (or reversals) where the recoverable amount (based on fair value less costs of disposal) is determined using a present value technique. These amendments have no impact on the Bank.

IAS 19 Defined Benefit Plans: Employee Contributions—IAS 19 requires an entity to consider contributions from employees or third parties when accounting for defined benefit plans. Where the contributions are linked to service, they should be attributed to periods of service as a negative benefit. These amendments clarify that, if the amount of the contributions is independent of the number of years of service, an entity is permitted to recognize such contributions as a reduction in the service cost in the period in which the service is rendered, instead of allocating the contributions to the periods of service. These amendments have no impact on the Bank, since none of the entities within the Group has defined benefit plans with contributions from employees or third parties.

IAS 39 Financial Instruments—Recognition and Measurement—The amendments to IAS 39 relate to continuing hedge accounting after novation. This amendment provides an exception to the requirement to discontinue hedge accounting when over-the-counter (OTC) derivatives designated for hedging are, directly or indirectly, novated to a central counterparty (CCP) as a consequence of laws or regulations, or the introduction of laws or regulations. Hedges will not be interrupted for this novation, so there is no impact in financial statements.

Results of Operations for the Years Ended December 31, 2012, 2013 and 2014

The consolidated financial information presented in this section for the years ended December 31, 2012, 2013 and 2014 has been audited and prepared in accordance with IFRS. In addition, to the extent that it is available and because we believe it is useful in analyzing our results, we have included information classified by the business segments that we use for internal reporting purposes. As mentioned earlier, information about our business segments is reported under our internal reporting policies, which differ in significant respects from IFRS.

Net Income

The following table sets forth the principal components of our net income, as detailed in our audited consolidated financial statements for the years ended December 31, 2012, 2013 and 2014:

	For the Year Ended December 31,			% Increase (Decrease)
IFRS:	2012	2013	2014	2012/2013	2013/2014
	(in millions of Ch$, except percentages)%
Net interest income	964,137	1,061,571	1,256,816	10.1%	18.4%
Net fees and commissions income	287,272	287,093	272,188	(0.1)	(5.2)
Other income (loss), net	72,222	130,013	132,640	80.0	2.0
Provisions for loan losses	(166,420)	(221,653)	(261,566)	33.2	18.0
Operating expenses	(612,934)	(619,530)	(727,360)	1.1	17.4
Income attributable to associates	(468)	1,780	2,486	—	39.7

Income before income taxes	543,809	639,274	675,204	17.6	5.6
Income taxes	(63,928)	(89,085)	(79,685)	39.4	(10.6)

Net income	479,881	550,189	595,519	14.7%	8.2%

2013 and 2014. For the year ended December 31, 2014 our net income was Ch$595,519 million. This represented an annual increase of 8.2% over the Ch$550,189 million recorded in 2013. The annual variance in our net income was primarily attributable to:

•

Significantly higher contribution of our net asset exposure to UF, which is an inflation-indexed currency. During the year ended December 31, 2014 inflation (measured as UF variation) was 5.65%, as compared to the 2.05% recorded in 2013. The 3.6% annual increase in UF variation translated into higher revenues from our net asset exposure to the UF (inflation). Also, this effect was amplified by lower nominal interest rates associated with Chilean peso-denominated liabilities funding this asset position.

•

Downward shifts in interest rates. Given the economic backdrop observed locally in 2014, the Chilean Central Bank undertook successive cuts to the marginal standing facility rate. This rate ranged from 4.5% at the end of 2013 to 3.0% as of December 2014. The change in monetary policy caused similar shifts in nominal short-term interest rates, positively impacting our results due to both a repricing effect as liabilities reprice faster than assets and higher revenues from term gapping, based on the yield curve steepening.

•

Higher income from loans as a result of both loan book expansion and non-recurring effects. On the one hand, our loan portfolio recorded an 8.6% annual increase in average balances which was prompted by an annual increase of 11.3% in retail banking loans and an annual expansion of 4.2% in wholesale banking loans (all based on average balances). The increase in retail banking balances was aligned with our strategic priority of increasingly penetrating that segment, while the moderate growth posted in the wholesale banking segment had to do with both tightened market conditions and aggressive competition within the corporate segment. On the other hand, we benefited from the early settlement of a corporate loan, which translated into non-recurring net interest income.

•

A positive non-recurring effect associated with our asset position in deferred taxes. As a result of the tax reform approved in Chile during 2014, we recognized a positive effect related to the increase in the statutory corporate tax rate for the coming years.

The previously mentioned factors enabled us to effectively cope with: (i) a 5.2% decrease in net fees and commissions income, primarily explained by regulations affecting the insurance brokerage business, lower fee income from credit cards as a result of commercial decisions we made in order to promote this means of payment and lower stock brokerage fees, which is in line with the moderate growth observed in the local equity market; (ii) an annual increase of 18.0% in provisions for loan losses, explained by both higher growth in the retail banking segment and a negative exchange rate effect (offset by higher revenues from an asset position in U.S.$ that hedges our liability exposure to U.S.$-denominated provisions for loan losses); (iii) a 17.4% annual increase in operating expenses, primarily associated with four-year collective bargaining agreements settled in 2014 with most of our unions; and (iv) lower contribution from our demand deposits, given the decrease in nominal short term interest rates.

2012 and 2013. During 2013 our net income was Ch$550,189 million, increasing by 14.7% as compared to the Ch$479,881 million recorded in 2012. The annual increase in net income was primarily the result of:

•

Sustained loan growth and stable lending spreads in all of our targeted segments. During 2013 we selectively expanded our loan book by prioritizing those segments with a favorable risk-return relationship. On the whole, our average balances of total loans increased by 9.9% in 2013. This annual increase was primarily associated with a 12.2% annual increase in average loans managed by our Retail Banking segment while average loans handled by our Wholesale Banking segment recorded a 5.5% annual increase in 2013. These expansions were aligned with our strategic priorities but also with market conditions, such as strong competition within the corporate segment. Together with these trends in loans and given our selective growth, we were also able to slightly increase our average lending spreads.

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

•

Higher revenues from our UF net asset position. Although inflation (measured as UF variation) was lower in 2013 than 2012, we benefited from our UF net asset position through increasing our exposure to inflation, and, to a lesser extent, due to a positive repricing effect on interest bearing peso-denominated liabilities as a result of two consecutive cuts in monetary policy interest rates carried out by the Central Bank by the end of 2013.

•

Higher revenues from the management of our Treasury. Given favorable shifts in market factors, especially by the end of 2013, our Treasury was able to profit from term gapping, liabilities repricing and the management of our investment portfolio.

The factors mentioned above were partly offset by a 33.2% annual increase in provisions for loan losses that was prompted by: (i) the previously mentioned loan growth, (ii) the devaluation of the Chilean peso that negatively impacted our U.S.$.-denominated provisions for loan losses (although this effect was mostly offset by a hedging asset position whose revenues are recognized under other income (loss) net), and (iii) credit deterioration linked to specific wholesale customers and—to a lesser extent—the SME business. The increase in provisions for loan losses was accompanied by an annual increase of 39.4% in income taxes, owing to both the 17.6% annual increase in income before income tax in 2013 as compared to 2012 and a low basis for comparison, since in 2012 we recognized non-recurring tax benefits associated with our deferred taxes as a result of an increase in the statutory corporate tax rate.

Net Interest Income

The tables included under the headings “—Interest Revenue” and “—Interest Expense” set forth information regarding our consolidated interest revenue and expenses, average interest earning assets and average interest bearing liabilities for the years ended December 31, 2012, 2013 and 2014. This information is derived from tables included elsewhere in this annual report under “Item 4. Information on the Company—Selected Statistical Information” and is qualified in its entirety by reference to such information.

	For the Year Ended December 31,						% Increase (Decrease)
IFRS:	2012		2013		2014		2012/2013		2013/2014
	(in millions of Ch$, except percentages)%
Interest revenue	Ch$	1,672,766	Ch$	1,765,942	Ch$	2,045,604	Ch$	5.6%	Ch$	15.8%
Interest expense		(708,629)		(704,371)		(788,788)		(0.6)		12.0

Net interest income	Ch$	964,137	Ch$	1,061,571	Ch$	1,256,816		10.1%		18.4%

Net interest margin(1)(2)		4.68%		4.67%		5.12%		—		—

(1)	Net interest income divided by average interest-earning assets. The average balances for interest-earning assets, including interest readjustments, were calculated on the basis of our daily balances and on the basis of monthly balances for our subsidiaries.
(2)	Net interest margin does not include the interest earned on trading securities, which is accounted for under Other Income (Loss) Net.

2013 and 2014. Our net interest income was Ch$1,256,816 million in 2014, which was 18.4% above the Ch$1,061,571 million recorded in 2013. This annual increase was mainly related to favorable changes in market factors, such as inflation and interest rates, as well as an expansion in loan balances. The primary drivers explaining the increase in net interest income were as follows:

•

Higher net income attributable to our UF net asset position. Inflation (measured as UF variation) was higher than expected, reaching 5.65% in 2014. This annual increase was well above the 2.05% recorded in 2013. However, in addition to higher inflation, our UF net asset position benefited from lower short term nominal interest rates on the Ch$ denominated liabilities that fund this position. On the whole, the contribution of our UF net asset exposure increased by approximately Ch$156,000 million in 2014 as compared to 2013.

•

Higher income from loans of approximately Ch$37,900 million. This was the result of an 8.7% annual increase in our loan book (based on average balances), prompted by an increase of 11.3% in retail banking average loans and—to a lesser extent—by an expansion of 4.2% in wholesale banking average loans. In spite of the moderate growth in wholesale banking average loans, we benefited from the non-recurring effect associated with the prepayment of a commercial loan producing additional net interest income of approximately Ch$9,400 million. It is important to note that our loan expansion in retail banking was conducted selectively by targeting higher income individual customers with both consumer and residential mortgage loans. Thus, whereas our Individuals and SM Banking Unit recorded a 12.2% annual increase in average loans by catering to higher-income individuals and SMEs, our Consumer Finance Division only managed a 1.4% annual increase in average loans. On the other hand, the growth in wholesale banking was associated with higher expansion in our Large Companies and Real Estate Banking Unit (Middle Market), with average loans increasing 8.1% annually. Conversely, our Corporate Division posted an annual decrease of 0.7% in average loan balances. The trends followed by our loan book reflected the Chilean economic backdrop. The low growth rate managed by the wholesale banking segment had to do with postponed macro investment projects and a lack of confidence in the economic outlook by decision makers. The economic environment also translated into a decline in loan growth in the retail banking segment by the end of 2014.

•

Higher net interest revenues of approximately Ch$20,748 million as a result of favorable shifts in both short- and long-term interest rates. In fact, the downward trends in short-term interest rates produced a positive repricing effect (since liabilities reprice faster than assets). Also, we benefited from a steepening in the yield curve, which caused higher revenues from term gapping.

•

The 18.4% annual increase in net interest income prompted a significant increase in our net interest margin, from 4.67% in 2013 to 5.12% in 2014. This was mostly the result of the UF increase, as well as a more convenient backdrop for funding and term gapping, given that interest assets grew by 8.1% on an annual basis.

2012 and 2013. Our net interest income was Ch$1,061,571 million in 2013, which represented a 10.1% annual increase from the Ch$964,137 million recorded a year earlier. This annual increase was principally the result of:

•

The previously mentioned expansion in our loan book. Our average balances of total loans increased by 9.9% in 2013 as compared to 2012. This expansion was focused on those segments where we still have room to grow and —more importantly— in which the risk-return equation is favorable. Accordingly, our loan growth was largely fostered by a 12.2% growth in average loans of our Retail Banking segment, especially linked to a 13.1% annual expansion in middle and upper income personal banking, in conjunction with a 12.6% annual increase in average loans to SMEs. In the Wholesale Banking segment, the overall growth of 5.5% in average loans was principally prompted by a 14.2% increase in average loans associated with our Large Companies and Real Estate Division (Middle Market). These drivers enabled us to more than offset an annual slight decrease in loans granted to Corporations and a slowdown in average loans to our lower income individual segment. Altogether, we increased our revenues from loans by approximately Ch$59,700 million in 2013 as compared to 2012.

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

Interest Revenue

The following table sets forth information regarding our interest revenue and average interest earning assets for the years ended December 31, 2012, 2013 and 2014:

	For the Year Ended December 31,						% Increase (Decrease)
	2012		2013		2014		2012/2013	2013/2014
IFRS:	(in millions of Ch$, except percentages)%
Interest revenue	Ch$	1,672,766	Ch$	1,765,942	Ch$	2,045,604	5.6%	15.8%
Average interest earning assets:
Commercial loans		11,476,946		12,477,510		13,316,594	8.7	6.7
Residential mortgage loans		3,924,080		4,455,850		5,082,293	13.6	14.1
Consumer loans		2,654,234		2,909,832		3,166,879	9.6	8.8

Total loans		18,055,260		19,843,192		21,565,766	9.9	8.7

Deposits in Central Bank		370,298		396,272		395,286	7.0	(0.2)
Repurchase agreements		42,109		27,382		27,704	(35.0)	1.2
Financial investments		1,748,349		1,946,975		1,969,070	11.4	1.1
Loans and advance to banks		381,578		496,870		602,968	30.2	21.4

Total	Ch$	20,597,594	Ch$	22,710,691	Ch$	24,560,794	10.3%	8.1%

Average rates earned on total interest earning assets(1)(2):
Average nominal rates		8.12%		7.78%		8.33%	—	—

(1)	See “Item 4. Information on the Company—Selected Statistical Information—Average Balance Sheets, Interest Earned on Interest Earning Assets and Interest Paid on Interest Bearing Liabilities.”
(2)	Average rates earned on interest earning assets do not include the interest earned on trading securities, which is accounted for under Other Income (Loss) Net.

2013 and 2014. For the year ended December 31, 2014, our interest income was Ch$2,045,604 million, representing a 15.8% annual increase when compared to 2013. This increase was primarily attributable to: (i) higher than expected inflation, with the UF increasing by 5.65% on an annual basis in 2014, as compared to the increase of 2.05% in 2013, which positively impacted the interest earned on our UF asset exposure; (ii) loan book growth of 8.7% (based on average balances) in 2014 as compared to 2013, focused on retail banking (11.3% annual growth in average balances) and—to a lesser extent—on wholesale banking (4.2% annual growth in average balances); and (iii) the one-time effect associated with the early payment of a wholesale commercial loan. These positive effects allowed us to effectively cope with the effect of lower nominal interest rates on the return of interest earning assets denominated in Chilean pesos. Lastly, the average gross return on average interest earning assets increased from 7.78% in 2013 to 8.33% in 2014.

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

Interest Expense

The following table sets forth information regarding our interest expense and average interest bearing liabilities for the years ended December 31, 2012, 2013 and 2014:

	For the Year Ended December 31,						% Increase (Decrease)
	2012		2013		2014		2012/2013	2013/2014
IFRS:	(in millions of Ch$, except percentages)%

Interest expense	Ch$	708,629	Ch$	704,371	Ch$	788,788	(0.6)%	12.0%
Average interest-bearing liabilities:
Saving accounts and time deposits(1)		9,380,123		9,842,483		9,724,220	4.9	(1.2)
Securities under agreements to repurchase		286,944		289,107		262,301	0.8	(9.3)
Borrowings from financial institutions		1,435,362		1,201,866		1,137,199	(16.3)	(5.4)
Debt issued		2,838,170		3,771,209		4,897,000	32.9	29.9
Other financial obligations		170,977		173,868		190,159	1.7	9.4

Total	Ch$	14,111,576	Ch$	15,278,533	Ch$	16,210,879	8.3%	6.1%

Average rates paid on total interest bearing liabilities(2):
Average nominal rates		5.02%		4.61%		4.87%
Average (Chilean peso-denominated) non-interest bearing current account and demand deposits		4,926,475		5,455,342		6,224,055	10.7%	14.1%

(1)	Includes interest-earning demand deposits.
(2)	See “Item 4. Information on the Company—Selected Statistical Information—Average Balance Sheets, Interest Earned on Interest Earning Assets and Interest Paid on Interest Bearing Liabilities.”

2013 and 2014. Our interest expense increased by approximately 12.0% on an annual basis, from Ch$704,371 million in 2013 to Ch$788,788 million in 2014. This annual increase was mainly caused by the effect of higher inflation (UF increased 5.65% in 2014 versus 2.05% in 2013) on our interest bearing liabilities denominated in UF. This effect was partly offset by: (i) the impact of successive cuts to the marginal standing facility rate by the Central Bank from 4.5% as of December 31, 2013 to 3.0% as of December 31, 2014, which reduced the cost of funding related to liabilities denominated in Chilean pesos; and (ii) a change in the funding mix reflected by the expansion in cheaper funding sources such as debt issued and non-interest bearing liabilities (current accounts and demand deposits) increasing by 29.9% and 14.1% on an annual basis, respectively. For these reasons, the average nominal rates paid on the average balance of interest bearing liabilities increased from 4.61% in 2013 to 4.87% in 2014.

2012 and 2013. Our interest expense decreased by 0.6% on an annual basis, from Ch$708,629 million in 2012 to Ch$704,371 million in 2013. This annual decrease was driven by effective management of our funding structure, brand recognition and also favorable shifts in market factors. As for the former, since 2011 we have increasingly diversified our liability structure by issuing debt internationally in various markets. Under this strategy, our overseas debt placements amounted to approximately U.S.$1,120 million in 2013 and bore low risk premiums given our high credit rating. In addition, based on our brand recognition and reliability among customers and non-customers, we recorded a 10.7% annual increase in average balances of current accounts and demand deposits, which provides us with a convenient source of funding. In this regard, an enlarged capital base in 2013 also contributed to reduce the cost of funding for our interest earning assets. Lastly, the lower interest expense was also the result of a positive repricing effect on our short-term interest bearing peso-denominated liabilities due to the drop in short-term interest rates towards the end of 2013. All of these factors collectively resulted in a decrease in the average nominal interest rate paid on our interest bearing liabilities from 5.02% in 2012 to 4.61% in 2013.

Net Fees and Commissions Income

The following table sets forth certain components of our fees and commissions income (net of fees paid to third parties that provide support for those services) for the years ended December 31, 2012, 2013 and 2014:

	Year Ended December 31,						% Increase (Decrease)
IFRS:	2012		2013		2014		2012/2013	2013/2014
	(in millions of Ch$, except percentages)%
Mutual funds	Ch$	56,043	Ch$	54,833	Ch$	65,198	(2.2)%	18.9%
Insurance		60,481		62,378		54,345	3.1	(12.9)
Current accounts, overdrafts, credit lines and credit cards		61,442		55,824		37,531	(9.1)	(32.8)
Demand accounts and ATMs		28,521		28,896		30,283	1.3	4.8
Stock brokerage		10,236		10,067		7,873	(1.7)	(21.8)
Collection of over-due loans		20,670		22,998		22,012	11.3	(4.3)
Cash management services		14,443		14,570		14,707	0.9	0.9
Letters of credit, guarantees, collateral and other contingent loans		13,038		15,703		17,651	20.4	12.4
Custody and trust services		6,671		7,070		7,730	6.0	9.3
Foreign trade and currency exchange		6,005		7,234		7,762	20.5	7.3
Financial advisory services		3,955		4,054		6,081	2.5	50.0
Credits and factoring		4,562		2,203		2,514	(51.7)	14.1
Collection services		1,155		779		601	(32.6)	(22.8)
Teller services expenses		143		731		2,146	411.2	193.6
Credit pre-evaluation services		(2,223)		(2,251)		(2,146)	1.3	(4.7)
Other		2,130		2,004		(2,100)	(5.9)	—

Total	Ch$	287,272	Ch$	287,093	Ch$	272,188	(0.1)%	(5.2)%

2013 and 2014. During 2014 our income from fees and commissions was affected by various regulations that directly impacted our fee-based businesses, as well as unfavorable market and economic forces that translated into lower commercial activity for some of our subsidiaries. On the whole, our income from net fees and commissions decreased from Ch$287,093 million in 2013 to Ch$272,188 million in 2014, representing a 5.2% annual decrease. This annual decrease was mainly caused by:

•

Mixed trends in net fees and commissions from transactional services. On the one hand, net fees and commissions from credit lines, overdrafts, credit lines and credit cards decreased by approximately 32.8% or Ch$18,293 million on an annual basis. This downward shift was mainly caused by the effect of regulations affecting transactional services, as well as commercial decisions, including price adjustments to certain products, made by our management in order to promote the use of transactional services among our customers, especially credit cards. These effects were amplified by a negative exchange rate effect on U.S.$- denominated expenses related to credit card loyalty programs, produced by a higher Ch$ depreciation in 2014 as compared to 2013. The decrease in net fees and commissions associated with credit cards was partially offset by: (i) higher fees and commissions income from demand accounts/ATMs increasing by 4.8% (or Ch$1,387 million) and fees associated with reimbursement of teller services expenses increasing by 193.6% (or Ch$1,415 million) in 2014 as compared to 2013, in line with increases in ATM transactional volumes; and (ii) fees and commissions from credits and factoring increasing by 14.1% or Ch$311 million on an annual basis, mainly fostered by the expansion recorded by our retail banking loans, with average balances increasing 11.3% year on year.

•

The above mentioned factors were partially offset by an aggregate positive performance of net fees and commissions from specialized financial services provided by some of our subsidiaries. In this regard, fees and commissions associated with mutual funds management posted an annual increase of 18.9%, or Ch$10,365 million, in 2014. This increase is explained by the annual increase of 21.9% in average volumes of assets under management, which in turn supported an annual increase in market share from 21.3% in 2013 to 22.5% as of December 31, 2014. This performance was supplemented by a yearly increase of 50.0%, or Ch$2,027 million, in fees and commissions related to our financial advisory services. This advance was caused by the execution of diverse and important transactions in 2014. Nevertheless, this positive trend was partly offset by lower fees and commission income in both insurance and stock brokerage services. In insurance services, fees and commissions decreased by 12.9% or Ch$8,033 million on an annual basis. This decrease was caused by regulations affecting the insurance brokerage business, in particular, new guidelines for reimbursement of unused insurance policies in the case of early termination. On the other hand, fees and commissions related to stock brokerage dropped by 21.8% or Ch$2,914 million on an annual basis. Despite the annual increase of 38.6% in stock trading turnover managed by our stock brokerage subsidiary in 2014, fees and commissions decreased as a result of specific deals carried out throughout the year involving lower variable margins and—to a lesser extent—because of changes in the pricing scheme caused by modifications in customer segmentation.

•

A 12.4% (or Ch$1,948 million) increase in net fees and commissions income related to contingent credits (letters of credit, guarantees, collateral and other contingent loans), which in turn was supported by an 11.2% annual expansion in the average balances of contingent loans.

2012 and 2013. Our net fees and commissions income remained almost flat on an annual basis, amounting to Ch$287,093 million in 2013 as compared to Ch$287,272 million in 2012, which represents a slight 0.1% annual decrease. The slight annual decrease in net fees and commissions was primarily the consequence of:

•

A decrease in net fees and commissions related to traditional lending activities. In this regard, we recognized mixed forces affecting the business. On the positive side, we experienced an annual increase of 20.4% (or Ch$2,665 million) in net fees and commissions income from contingent loans (letters of credit, guarantees, collateral and other contingent loans), an increase of 11.3% (or Ch$2,328 million) in income from the collection of past-due loans and an increase of 20.5% (or Ch$1,229 million) in net fees from foreign trade and currency exchange. All of these positive trends were the result of our significant growth in our Large Companies and Real Estate Unit (companies with annual turnover between Ch$1,600 and Ch$70,000 million), as well as SMEs, since a significant portion of these companies are engaged in foreign trade transactions and working capital borrowings that normally involve letters of credit and guarantees. As for collection services, during 2013 we witnessed some signs of economic slowdown that led us to tighten the entire credit process (from assessment to collection), especially in those segments that are more exposed to macroeconomic fluctuations.

•

On the negative side, we experienced an annual decreases of 9.1% (or Ch$5,618 million) in fees and commissions from transactional services (current accounts, overdrafts, credit lines and credit cards) and a yearly decline of 51.7% (or Ch$2,359 million) in fees from credits and factoring. In this regard, lower fees and commissions from transactional services are mainly explained by a negative exchange rate effect on net fees from credit cards (as expenses of customer loyalty programs are denominated in U.S.$) due to the Chilean-peso devaluation of 9.6% in 2013 and the appreciation of 7.8% in 2012. As for fees and commissions from credits and factoring, the decrease is explained by a similar trend in year-end balances for factoring loans due to strong competition from other banking players. As a result of the regulation introduced towards the end of 2013, fees associated with transactional services (including current accounts, credit lines, credit cards, etc.) remained almost flat in 2013. See “Item 4. Information on the Company—Regulation and Supervision—Consumer-oriented Regulation”.

•

Fees and commissions associated with specialized financial services were also affected by mixed forces. Firstly, we experienced a 3.1% (or Ch$1,897 million) annual increase in fees and commissions from insurance brokerage. This was mainly attributable to an annual increase of 4.0% in written premiums and improved value offerings intended to offset the recent regulatory changes affecting the margin of the business. Conversely, net fees and commissions from our mutual funds business decreased by 2.2% (or Ch$1,210 million) on an annual basis. This was principally the result of unfavorable customer preferences, given the local and global macro scenario, rather than growth in assets under management (“AUM”). In fact, we continued to lead the market in terms of AUM by posting a 3.8% annual increase in balances and reaching a market share of 21.3% as of Dec. 31, 2013. However, since 2010 we have seen market trends associated with volatile stock markets that have encouraged investors to look for havens in fixed-income securities, which involve lower commissions than mutual funds invested in stocks.

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

The following table sets forth certain components of our other income (loss), net, for the years ended December 31, 2012, 2013 and 2014:

	For the Year Ended December 31,						% Increase (Decrease)
IFRS:	2012		2013		2014		2012/2013	2013/2014
	(in millions of Ch$, except percentages)%
Interest accrued on trading securities	Ch$	8,467	Ch$	17,668	Ch$	16,500	108.7%	(6.6)%
Gains (losses) from mark to market and sales		564		6,916		3,420	—	(50.5)

Financial Assets Held for Trading		9,031		24,584		19,920	172.2	(19.0)
Sales of Available for Sale Instruments		8,088		14,881		18,102	84.0	21.6
Net Gain (Loss) from other transactions		2,567		(1,089)		(38)	—	(96.5)
Derivative Instruments		(3,633)		(6,018)		(3,773)	65.6	(37.3)
Sales of Loan Portfolios		146		314		993	115.1	216.2

Total net financial operating (loss) income		16,199		32,672		35,204	101.7	7.7
Foreign exchange transactions, net		35,136		71,457		70,225	103.4	(1.7)
Other operating income, net		20,887		25,884		27,211	23.9	5.1

Total other income (loss), net	Ch$	72,222	Ch$	130,013	Ch$	132,640	80.0%	2.0%

2013 and 2014. Our other income (loss) net was Ch$132,640 million in 2014, representing a 2.0% annual increase as compared to the Ch$130,013 million recorded in 2013. This annual increase was the result of a combination of diverse factors, including:

•

A decrease in losses from the management of derivative instruments and other transactions. During 2014, we recorded losses from derivatives contracts of approximately Ch$3,773 million, as compared to the net loss of Ch$6,018 million recorded for the year ended December 31, 2013. Furthermore, we reduced losses associated with other transactions from Ch$1,089 million in 2013 to Ch$38 million in 2014. The reduced amount of losses from derivatives contracts was mainly caused by a positive FX impact of approximately Ch$12,187 million. This positive FX impact was prompted by a decrease in our liability position throughout 2014, which allowed us to offset the 15.3% Chilean peso devaluation in 2014. This positive effect was partly counterbalanced by: (i) a net negative variance of Counterparty Value Adjustment for derivatives by approximately Ch$6,751 million in 2014 as compared to 2013; and (ii) higher ineffectiveness of fair value hedging positions by approximately Ch$2,045 million in 2014 as compared to 2013.

•

The previously mentioned positive impact associated with a decrease in losses from derivatives was partially offset by lower revenues from the management of our investment portfolio, including both financial assets held-for-trading and available-for-sale instruments. This decrease was mainly the result of gains from financial assets held-for-trading, which decreased by Ch$4,664 million on an annual basis, from Ch$24,584 million in 2013 to Ch$19,920 million in 2014, prompted by lower sales of these kinds of instruments during 2014. In fact, the impact of lower rates on the interest accrued on these instruments was mostly offset by increasing positions. The lower results from trading securities was partly offset by approximately Ch$3,221 million of greater sales of available-for-sale instruments, given the cumulative marking-to-market caused by lower interest rates.

•

A slight decrease of 1.7%, or Ch$1,232 million, in foreign exchange transactions net, from Ch$71,457 million in 2013 to Ch$70,225 million in 2014. This decrease was primarily produced by losses of approximately Ch$14,166 million related to the effect of a higher Chilean peso depreciation in 2014 (15.3%) as compared to 2013 (9.6%) on our net liability positions in FX derivatives. This negative result was partly counterbalanced by: (ii) higher income of roughly Ch$7,600 million associated with the asset FX position that hedges our exposure to U.S.$-denominated provisions for loan losses and fee expenses, given the previously mentioned shifts in the Ch$/U.S.$ exchange rate; and (ii) higher gains from cash flow hedge accounting of approximately Ch$2,674 million due to the same reason.

2012 and 2013. In 2013, our other income (loss), net was Ch$130,013 million, which was 80.0% above the Ch$72,222 million recorded in 2012. This annual increase was principally associated with:

•

Higher revenues from the management of our investment portfolio, which is composed of financial assets held for trading and available for sale instruments. In this regard, gains from the management of trading securities increased from Ch$9,031 million in 2012 (including accrued interest of Ch$8,467 million and gains from mark-to-market of Ch$564 million) to Ch$24,584 million in 2013 (including accrued interest of Ch$17,668 million and gains from mark-to-market of Ch$6,916 million). This was the result of favorable shifts in market factors, especially those associated with lower international interest rates due to reduced risk premiums worldwide, which enabled our Treasury to take advantage of significant mark-to-market gains. This effect was amplified by year end balances of financial-assets-held-for-trading that increased from Ch$159,082 million in 2012 to Ch$326,921 million in 2013. Regarding available for sale assets, we benefited from an increase in sales proceeds, from Ch$8,088 million in 2012 to Ch$14,881 million in 2013, partly explained by proceeds from the sale of Master Card shares amounting to approximately Ch$4,850 million.

•

Losses on derivative contracts that increased from Ch$3,633 million in 2012 to Ch$6,018 million in 2013. This was the result of: (i) a negative FX impact of approximately Ch$26,500 million associated with a decrease of 7.6% and an increase of 9.8% in the Ch$/U.S.$ exchange rate in 2012 and 2013, respectively, together with an average FX position in trading derivatives that changed from net assets of approximately U.S.$450 million in 2012 to net liabilities of approximately U.S.$490 million in 2013; and (ii) the ineffectiveness of fair value hedging positions by approximately Ch$1,800 million. These negative factors were partly offset by: (i) favorable shifts in nominal interest rates, which along with changes in our net positions translated into higher revenues associated with mark-to-market and accrual by approximately Ch$19,500 million; and (ii) net positive impact of Counterparty Value Adjustment for derivatives of approximately Ch$6,000 million in 2013 as compared to 2012.

•

Higher income from foreign exchange transactions, net, which increased from Ch$35,136 million in 2012 to Ch$71,457 million in 2013. The increase in this line item was mainly attributable to: (i) a positive exchange rate effect associated with a 9.6% increase in the Ch$/U.S.$ exchange rate in 2013 as compared to the decrease of 7.8% in 2012, which translated into higher revenues of approximately Ch$17,600 million related to the asset position that hedges our exposure to provisions for loan losses and fee expenses denominated in U.S.$; and (ii) net gains from cash flow hedge accounting that increased by approximately Ch$66,000 million in 2013 as compared to 2012, also related to the exchange rate behavior mentioned above. These factors allowed us to effectively offset lower revenues by approximately Ch$46,500 million associated with net liability positions in foreign exchange and the previously mentioned exchange rate trends in 2012 as compared to 2013.

Provisions for Loan Losses

We recognize allowances to cover possible credit losses in accordance with IFRS as issued by the IASB. For statistical information with respect to our substandard loans and allowances for loan losses, see “Item 4. Information on the Company—Selected Statistical Information” and Note 11(b) to our audited consolidated financial statements as of and for the year ended December 31, 2014. According to regulations applicable to such periods, the amount of provisions charged to income in any period consists of net provisions for possible loan losses.

The following table sets forth information with respect to our provisions and allowances for loan losses and charge-offs for each of the years ended December 31, 2012, 2013 and 2014:

	For the Year Ended December 31,						% Increase (Decrease)
IFRS:	2012		2013		2014		2012/2013	2013/2014
	(in millions of Ch$, except percentages)%
Provisions:
Gross provisions for loan losses	Ch$	207,382	Ch$	264,608	Ch$	307,875	27.6%	16.4%
Total loan loss recoveries		40,962		42,955		46,309	4.9	7.8
Net provisions for loan losses		166,420		221,653		261,566	33.2	18.0
Charge-offs:
Total charge-offs		182,733		196,535		255,342	7.6	29.9
Net charge-offs		141,771		153,580		209,033	8.3	36.1
Other asset quality data:
Total loans	Ch$	18,771,761	Ch$	20,880,770	Ch$	21,891,333	11.2	4.8
Average Loans		18,055,260		19,843,192		21,565,766	9.9	8.7
Allowances for loan losses		387,803		439,298		490,558	13.3%	11.7%
Allowances for loan losses as a percentage of total loans		2.07%		2.10%		2.24%	—	—
Provisions for loan losses as a percentage of average loans		0.92%		1.12%		1.21%	—	—

2013 and 2014. Our provisions for loans losses increased by 18.0% in 2014, from Ch$221,653 million in 2013 to Ch$261,566 million in 2014. Similar to the previous year, the change in provisions for loan losses was explained by business factors and changes in specific market variables rather than by deterioration in asset quality. The main forces explaining the annual increase in risk provisioning were as follows:

•

Loan growth and changes in the portfolio mix. As displayed by the table above, our average total loans recorded an 8.6% annual increase in 2014 as compared to 2013. This expansion in loan volumes primarily explained approximately Ch$11,800 million of the total increase in loan loss provisions occurring between 2014 and 2013. Also, this increase was supported by growth in retail banking, which posted an annual expansion of 11.3% in average loans as compared to the increase of 4.2% in average loans recorded by our wholesale banking segment.

•

A negative exchange rate effect on U.S.$-denominated allowances for loans losses. This was produced by a higher Chilean peso devaluation in 2014 (15.3%) as compared to 2013 (9.6%), which affected our net liability position in provisions for loan losses associated with U.S.$-denominated loans, particularly concentrated in the wholesale banking segment. This effected translated into a higher exchange rate effect of approximately Ch$7,600 million in 2014 as compared to 2013.

•

A net deterioration of approximately Ch$10,412 million. This deterioration was caused by a low basis for comparison, which is explained by an allowance release of approximately Ch$9,000 million in 2013, due to the improved financial condition of a specific wholesale customer. Similarly, we experienced a moderate increase in overall past-due loans in 2014 as compared to 2013, although the increase was concentrated in retail banking (78.3%) rather than wholesale banking (21.7%).

As a result of the above, our indicator of provisions for loan losses over average loans recorded an annual increase of 9 bp from 1.12% in 2013 to 1.21% in 2014. Most of this increase was explained by the previously mentioned FX effect on U.S.$-denominated provisions. In addition, our risk index (allowances for loan losses over total loans) increased from 2.10% in 2013 to 2.24% in 2014.

In regards to delinquency, our past-due loans ratio (loans 90 days or more past due) recorded an increase from 1.13% in 2013 to 1.25% in 2014. This increase was associated with retail as well as wholesale banking and we believe it is aligned with the economic backdrop, which has been characterized by deceleration in both private consumption and investment. Accordingly, the risk profile of individuals and companies deteriorated slightly throughout the year. Based on this evidence, during 2014 we continued to strengthen our entire credit process (from assessment to rendering) while bolstering our collection procedures. We believe these measures have permitted us to deal with environmental conditions while maintaining our low delinquency ratio (compared to the ratios reported by our main competitors). See “Item 4. Information on the Company—Selected Statistical Information—Classification of Loan Portfolio Based on the Borrower’s Payment Performance”.

2012 and 2013. Our provisions for loan losses recorded a 33.2% annual increase, from Ch$166,420 million in 2012 to Ch$221,653 million in 2013. Although this annual increase was almost three times our loan growth, it can be largely explained by business drivers and changes in market variables rather than credit deterioration. The main factors explaining the annual increase in provisions for loan losses were:

•

Loan book expansion focused on retail banking, which produced an important volume effect. Our average balances of total loans grew by 9.9% in 2013 as compared to 2012. This increase was mainly supported by a 12.2% annual increase in average loans managed by our retail banking and—to a lesser extent—average loans handled by our wholesale banking segment that increased by 5.5% on an annual basis. This loan growth resulted in a volume effect on provisions for loan losses of approximately Ch$22,500 million.

It is worth mentioning that this volume effect encompasses a mix effect of approximately Ch$6,000 million due to a proportionally higher expansion in retail than wholesale banking loans.

•

A negative exchange rate effect on provisions for loan losses linked to U.S.$-denominated loans that are mainly focused on middle market companies. On an annual basis, the negative impact was caused by both a decrease of 7.8% in the Ch$/U.S.$ exchange rate in 2012 as compared to a 9.6% increase in the Ch$/U.S.$ exchange rate in 2013. Exchange rate shifts explained approximately Ch$12,800 million of the higher provisions for loan losses.

•

Approximately Ch$10,400 million associated with greater provisions for loan losses that we set aside in order to recognize the deteriorated financial condition of one specific corporate customer in 2013, and—to a lesser extent—a gradual deterioration in the credit condition of the SME segment that we witnessed in 2013, in line with an economic cycle that slowed down moderately.

Based on the above, our credit quality ratios recorded a slight deterioration in 2013 as compared to 2012. In fact, our ratio of provisions for loans losses as a percentage of average loans rose by 20 bps on an annual basis, from 0.92% in 2012 to 1.12% in 2013. By adjusting the other than loan related factors, the indicator would have slightly increased on an annual basis.

As for delinquency, in 2013 we witnessed a 30.2% annual increase in the level of past-due loans (90 days or more), which reached a total of Ch$236,730 million as of December 31, 2013. This annual increase was principally fostered by higher delinquency in our retail banking segment, in connection with greater balances of past-due loans (90 days or more) associated with SMEs and, to a lesser extent, individual banking. This trend was the result of an economic cycle that showed certain signs of slowdown in 2013, especially in investment rates, after three years of sustained growth, with annual GDP expansion rates above 5.0%. However, given our focus on maintaining healthy asset quality, we have tightened the entire credit process, from assessment to collection, in order to control the overall level of delinquency in our total loan book. All in all, our delinquency ratio (loans 90 days or more past-due over total loans) increased from 0.97% in 2012 to 1.13% in 2013, though continued to compare very favorably with that of our peers. See “Item 4. Information on the Company—Selected Statistical Information—Classification of Loan Portfolio Based on the Borrower’s Payment Performance”.

Operating Expenses

The following table sets forth information regarding our operating expenses for the years ended December 31, 2012, 2013 and 2014:

	For the Year Ended December 31,						% Increase (Decrease)
	2012		2013		2014		2012/2013	2013/2014
IFRS:	(in millions of Ch$, except percentages)%

Personnel expenses	Ch$	309,865	Ch$	323,236	Ch$	384,512	4.3%	19.0%
Administrative expenses:
Advertising		30,572		29,053		29,431	(5.0)	1.3
Building maintenance		29,332		28,067		30,368	(4.3)	8.2
Rentals and insurance		22,486		23,297		24,861	3.6	6.7
Office supplies		6,346		8,375		8,350	32.0	(0.3)
Other expenses		158,723		163,710		177,527	3.1	8.4

Total administrative expenses		247,459		252,502		270,537	2.0	7.1
Depreciation and amortization		35,146		27,677		32,787	(21.3)	18.5
Impairments		899		2,247		2,085	149.9	(7.2)
Other operating expenses		19,565		13,868		37,439	(29.1)	170.0

Total	Ch$	612,934	Ch$	619,530	Ch$	727,360	1.1%	17.4%

2013 and 2014. Our operating expenses were Ch$727,360 million in 2014, a 17.4% annual increase as compared to the Ch$619,530 million recorded in the previous year. This annual increase involved diverse non-recurring effects, including the impact of shifts in market factors as well as recurrent business operations. Accordingly, the annual increase in operating expenses was mainly attributable to:

•

Non-recurring personnel expenses of approximately Ch$45,105 million in 2014 as compared to 2013. This amount was related to special bonuses granted to our staff as a result of the collective bargaining agreements reached with most of our unions during 2014. These negotiations concluded with four-year collective bargaining agreements that reflect the positive relationships with our workforce.

•

Recurring personnel expenses that increased from Ch$323,236 million in 2013 to Ch$339,407 million in 2014 (total amount of Ch$384,512 million less non-recurring personnel expenses of Ch$45,105 million as mentioned above), representing a 5.0% annual increase. The growth in recurring personnel expenses was aligned with inflation, which (measured as CPI variation) recorded an increase of 4.6% in 2014 and prompted salary adjustments.

•

Administrative expenses that grew by 7.1% on an annual basis, from Ch$252,502 million in 2013 to Ch$270,537 million in 2014. This annual increase of Ch$18,035 million was mainly caused by: (i) higher IT and communications expenses of approximately Ch$5,520 million, as a result of internal developments and licenses; (ii) an annual increase of roughly Ch$3,104 million in expenses related to outsourced workforce, primarily associated with internal IT projects; (iii) building maintenance expenses that increased by approximately 8.2% (or Ch$2,301 million) for the year, as a result of permanent maintenance to our branch network and headquarter buildings, as well as opening and closing of branches throughout the country; (iv) other branch-related expenses (rentals, insurance and services) that increased by approximately Ch$2,306 million in 2014 as compared to 2013; and (v) general administrative expenses that increased by nearly Ch$4,060 million in 2014 as compared to 2013.

•

Other operating expenses that increased by approximately Ch$23,571 million in 2014 as compared to 2013. This was the consequence of the recognition of higher charges associated with write-offs of assets received in lieu of payment and the establishment of contingency allowances that are not related to lending matters.

2012 and 2013. In 2013 our total operating expenses were Ch$619,530 million. This represented a moderate annual increase of 1.1% when compared to the Ch$612,934 million reported in 2012. This increase was principally caused by:

•

An annual increase of 4.3% (or Ch$13,371 million) in personnel expenses, which was mainly related to the recognition of inflation in salaries and the expansion of 1.0% in headcount. Furthermore, we recorded higher other personnel expenses associated with training activities and general benefits to our staff.

•

Administrative expenses that increased by 2.0% (or Ch$5,043 million) on an annual basis, principally as a consequence of: (i) office supplies expenses that increased by 32.0% (or Ch$2,026 million) on a yearly basis, mainly related to the purchase of password-generating devices for electronic money transfers carried out by customers, (ii) IT expenses that rose by 3.7% (or Ch$1,795 million) due to higher expenses in on-going projects and internal developments, and (iii) rentals and insurance expenses that increased by 3.6% (or Ch$811 million) on an annual basis, mainly due to market trends in real estate across the country.

•	The above factors were partly offset by a decrease of 29.1% (or Ch$5,697 million) in other operating expenses, mainly explained by higher operational write-offs recognized in 2012.

Income Tax

Under Law No. 19,396 we are permitted to deduct dividend payments made to SAOS from our taxable income. Consequently, our effective tax rate is lower than the statutory corporate income tax rate because of the deduction of these dividend payments from our taxable income. Additionally, but to a lesser extent, differences in the tax treatment for monetary correction, as well as provisions on individual loans and for charge-offs related to past-due loans, have an impact on our effective tax rate through deferred taxes. Finally, until 2014 all real estate taxes paid on properties that are leased to customers were deductible from our taxable income as a tax credit. However, in light of the tax reform approved in 2014, for the year ended December 31, 2015 only 50% of these kinds of taxes can be deducted from our taxable income. From 2016 onwards, no tax credits will allowed from taxes paid on leased properties. For more information, see “Item 10. Additional Information—Taxation—Chilean Tax Considerations—Tax Reform Law N° 20,780.”

On July 31, 2010, the Chilean congress enacted Law No. 20,455 in response to the February 27, 2010 earthquake, which temporarily increased the statutory corporate income tax rates from 17.0% to 20.0% for the year ending December 31, 2011 and 18.5% for the year ending December 31, 2012, returning to 17.0% for the year ended December 31, 2013. Nevertheless, in 2012 the government submitted a tax reform bill to the congress, which was passed on September 27, 2012 (Law No. 20,633), establishing a new statutory corporate income tax rate of 20.0% from 2012 onwards.

On April 1, 2014 the recently assembled government sent to the Chilean congress a tax reform bill. Among other matters, the bill contemplated a gradual increase in the statutory corporate tax rate over a four year period. The bill was finally passed in September 2014, including changes to the statutory corporate tax rate and modifications for personal taxation purposes, particularly associated with dividends related taxes affecting both local and foreign investors. In summary, the tax reform gradually increases the statutory corporate tax rate between 2014 and 2018 while establishing two alternative tax regimes from 2017 onwards: (i) the Semi-Integrated regime and (ii) the Attribution regime. The tax reform increases the statutory corporate tax rate from 20.0% in 2013 to 21.0% in 2014, 22.5% in 2015 and 24.0% in 2016. From 2017 onwards, the statutory corporate tax rate will depend on the tax regime selected by the company’s owners. If the Semi-Integrated regime is selected, the company will be subject to a statutory corporate tax rate of 25.5% in 2017 and 27.0% from 2018 onwards. If, instead, the Attribution regime is selected, the company will be subject to a corporate tax rate of 25.0% from 2017 onwards. The regime chosen by owners or shareholders of the company will have an effect on the taxes paid by both local and foreign holders of shares or ADS. For more information, see “Item 3. Key Information—Risk Factors—Risks relating to Chile—Recent changes in the Chilean Tax System could impact the profitability of investments held by foreign and local investors.” and “Item 10. Additional Information—Taxation—Chilean Tax Considerations—Tax Reform Law N° 20,780.”

2013 and 2014. Our income tax expense was Ch$79,685 million in 2014, which represented a 10.6% annual decrease from the Ch$89,085 million recorded in 2013. In spite of the increase in the statutory corporate tax rate, prompted by the recently approved tax reform, from 20.0% in 2013 to 21.5% in 2014, as well as the annual increase of 5.6% in our income before income tax within the same period, we benefited from the tax reform as a result of our deferred taxes. In fact, the incremental tax rate for the upcoming years positively affected our deferred taxes, since future expenses (such as loan charge-offs) may be deducted from our taxable income base at a higher tax rate. This effect amounted to approximately Ch$$12,284 million and—together with inflation—explained the reduction in the effective tax rate from 13.9% in 2013 to 11.8% in 2014. The recently enacted tax reform establishes the cash basis regime as the default scheme; however, it allows shareholders at a shareholders’ meeting to vote for the implementation of the accrued earning system in 2016. Accordingly, the effect on deferred taxes was calculated by assuming the default scenario.

2012 and 2013. Our income tax expense was Ch$89,085 in 2013, representing a 39.4% annual increase from the Ch$63,928 million recorded in 2012. This annual increase resulted in a higher effective tax rate of 13.9% in 2013 as compared to 11.8% in 2012. This was primarily the result of a low basis for comparison in 2012, since we obtained non-recurring tax benefits associated with our deferred taxes due to the increase in the statutory corporate tax rate as enacted in 2012, as explained above.

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

Operations through subsidiaries: This segment includes all companies controlled by us whose results are obtained individually by the respective company. As of December 31, 2014, this business segment consisted of:

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

During 2014, we began a voluntary dissolution process for Banchile Trade Services Limited in Hong Kong. We expect to complete this process before the end of 2015.

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

The financial information used to measure the performance of our business segments is not necessarily comparable with similar information from other financial institutions because it is based on our internal reporting policies. The accounting policies used to prepare our operating segment information are similar to those described in Note 2(af) to our audited consolidated financial statements as of and for the year ended December 31, 2014 appearing elsewhere in this annual report, except as noted below:

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

Net Income by Business Segment

The following table sets forth income before income tax by business segment in accordance with our internal reporting policies for each of the years ended December 31, 2012, 2013 and 2014:

	For the Year Ended December 31,						% Increase (Decrease)
BANK’S INTERNAL REPORTING POLICIES:	2012		2013		2014		2012/2013	2013/2014
	(in millions of Ch$, except percentages)%
Retail banking	Ch$	250,283	Ch$	303,235	Ch$	284,379	21.2%	(6.2)%
Wholesale banking		214,151		247,406		289,752	15.5%	17.1%
Treasury and Money Market		22,819		10,096		42,441	(55.8)%	320.4%
Subsidiaries		34,748		32,802		34,036	(5.6)%	3.8%
Other		—		—		—	—	—

Income before Income tax	Ch$	522,001	Ch$	593,539	Ch$	650,608	13.7%	9.6%

Retail Banking

2013 and 2014. Our Retail Banking segment recorded income before income tax of Ch$284,379 million in 2014, which represented a 6.2% annual decrease when compared to the Ch$303,235 million recorded in 2013. The annual decrease in income before income tax was mainly caused by credit risk and operating expenses increasing more than the expansion in operating revenues. Hence, the performance of our retail banking segment principally relied on:

•

Operating expenses that increased 16.6%, mainly as a result of non-recurring charges. As mentioned earlier, during 2014 we renegotiated most of our collective bargaining agreements. As a result, a significant portion of this non-recurring item (Ch$45,105 million for the Bank as a whole) was charged in this segment, since it is the largest unit by number of employees. In addition, personnel expenses, as well as some other items associated with third-party providers, internal developments and other line items, are indexed to inflation. Accordingly, part of the increase in operating expenses reflected the impact of higher inflation in 2014 (CPI variation of 4.6%).

•

An annual increase of 14.4% in provisions for loans losses. This increase was in line with both environmental and non-recurring factors, such as: (i) the loan book expansion displayed by the segment with average loans growing by 11.3% on an annual basis, particularly focused on higher-income individuals; (ii) the slowdown evidenced by the Chilean economy together with downward expectations on the economic outlook, all of which led the Bank to be more cautious in credit risk matters; and (iii) higher additional provisions allocated to this segment in comparison with the amount allocated last year, due to the establishment of additional allowances.

The factors mentioned above were partially offset by a 8.5% annual increase in operating revenues. This increase was explained by mixed forces, as follows:

•

The positive effect of higher inflation that (measured as UF variation) increased by 5.65% in 2014 as compared to 2.05% in 2013, which increased the contribution of the UF net asset exposure allocated to the segment. This effect, together with a favorable repricing effect on Ch$ interest bearing liabilities, prompted a 13.5% rise in the net interest income of the segment.

•

An annual decrease of 10.4% in net fees and commissions. This was explained by both commercial decisions and the effect of regulations impacting certain businesses related to this segment. As for the former, the segment made certain decisions in order to promote the usage of credit cards, which resulted in lower fees associated with this product. Regarding the latter, insurance brokerage fees, which are an important source of revenues for this segment (in both life and casualty), were impacted by regulations requiring the reimbursement of unused premium policies, due to early termination.

2012 and 2013. The income before income tax of our Retail Banking segment was Ch$303,235 million in 2013, which was 21.2% over the Ch$250,283 million recorded in 2012. The annual performance of this segment took place amid new regulations that put pressure on the individual banking business by cutting interest rate ceilings, reducing margins in insurance brokerage and empowering banking customers. Nevertheless, we believe that our Retail Banking segment could overcome these trends by improving segmentation, enhancing transactional services and –more importantly– growing selectively. The main reason behind the increase in the segment’s income before income tax was the 9.6% annual increase in operating revenues, principally fostered by:

•

A loan book that maintained a growth trend by increasing year-end and average loans balances by 10.9% and 12.2%, respectively, on an annual basis. These volume trends corresponded to lending spreads that slightly dropped in 2013 as compared to 2012. The segment’s loan growth was mainly associated with the expansion in the middle and upper income segments of Individual Banking (annual increase of 13.1% in average loans) and SMEs (annual increase of 12.6% in average loans). Conversely, based on our less positive and riskier outlook for the consumer finance business, we tightened the entire credit process, thereby causing a slowdown in loans managed by our Consumer Division, as shown by average loans increasing 3.9% on an annual basis.

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

•

These factors more than offset a 2.1% decrease in fees and commissions that was largely explained by lower fee income from insurance brokerage and a negative exchange rate effect in expenses related to the customer loyalty program for credit cards due to an increase in the Ch$/U.S.$ exchange rate.

The increase in operating revenues enabled us to more than offset a 12.8% annual increase in provisions for loan losses. The increase in credit risk charges was largely explained by the increase of 12.2% in average loans managed by the segment, in conjunction with greater countercyclical provisions that were partly allocated to this segment in 2013 as compared to 2012.

Wholesale Banking

2013 and 2014. Our Wholesale Banking segment recorded a 17.1% annual increase in income before income tax, from Ch$247,406 million in 2013 to Ch$289,752 million in 2014. In spite of the moderate loan book expansion, this segment benefited from exogenous factors as well as non-recurring events that boosted operating revenues by 19.1% on an annual basis. This performance in revenues was mainly steered by:

•

An annual increase of 25.2% in net interest income. This increase was primarily attributable to: (i) a positive inflation effect associated with the UF net asset position allocated to this segment and the previously mentioned behavior of the UF (measure of inflation) over the last two years; (ii) a favorable repricing effect on the Ch$ interest bearing liabilities given the easing policy undertaken by the Central Bank, which reduced the monetary policy interest rate from 4.5% to 3.0% between 2013 and 2014; (iii) non-recurring revenues associated with the early settlement of one commercial loan; and (iv) loan growth reflected by average balances that increased 4.2% annually.

•

The factors mentioned above permitted the segment to effectively deal with a 5.4% annual decrease in net fees and commissions, mainly attributable to lower fee-based income from credits and factoring. This was aligned with the tempered expansion in the segment’s loan book.

The solid trend followed by revenues permitted the segment to successfully cope with provisions for loan losses climbing by 30.5% and operating expenses increasing by 17.8%, both on an annual basis. Regarding credit risk charges, the annual increase was primarily explained by: (i) a negative exchange rate effect on the U.S.$-denominated provisions for loan losses (mostly linked to this segment) associated with a higher Ch$ depreciation in 2014 (15.3%) as compared to 2013 (9.6%); (ii) the allocation of the higher additional allowances set during 2014 in order to face a complex business environment; and (iii) a low basis for comparison related to a significant allowance release in 2013, associated with the improvement in the financial condition of one customer. Regarding operating expenses, the annual increase was mostly explained by the same drivers mentioned in the case of the Retail Banking segment, such as the special bonus granted to our workforce, as a consequence of the collective bargaining agreements signed this year, and the impact of inflation on UF-indexed expenses.

Finally, for the year ended December 31, 2014 there were no material effects associated with sales of loan portfolios.

2012 and 2013. Our Wholesale Banking segment recorded income before income tax of Ch$247,406 million in 2013, an annual increase of 15.5% as compared to the Ch$214,151 million recorded a year earlier. In 2013 this segment faced intense competition from local banking players, but also from international debt markets where Chilean companies increasingly raised funds by taking advantage of low international interest rates and the country’s credit rating. Despite this competitive environment, our Wholesale Banking segment was able to achieve this significant increase in income before income tax by prioritizing growth in those businesses with favorable fair risk-return relationship and in which we had room to increase penetration.

The significant increase in the segment’s income before income tax was mainly attributable to an annual expansion of 19.1% in operating revenues, primarily caused by:

•

Loans that expanded 11.6% in year-end balances and 5.5% in average balances, both on an annual basis. As mentioned earlier, loan growth was largely fostered by higher penetration of Large Companies and Real Estate, for which average loans increased by 14.2% on a yearly basis, somewhat due to short-term financing loans granted in the fourth quarter of 2013. Conversely, average loans managed by our Corporate Banking (annual turnover above Ch$70,000 million) decreased 4.0% on an annual basis. It is important to mention that loan growth in our Wholesale Banking segment encompassed the acquisition of a portfolio of commercial loans amounting to approximately Ch$500,000 million.

•

A positive impact on revenues from the funding with non-interest bearing liabilities. Similar to the Retail Banking segment, average balances of current account and demand deposits held by the Wholesale Banking segment posted a 7.4% annual increase. Once again, this increase in volumes enabled us to more than offset the negative effect of a monetary policy interest rate that was cut twice (by 25 bp each time) in 2013, which affected the contribution of these liabilities as sources of funding.

•

A higher contribution from our UF net asset position. This was prompted by an enlarged UF asset exposure and better funding conditions with Ch$-denominated interest bearing liabilities, rather than an increase in inflation in 2013 as compared to 2012 (UF variation was 2.45% in 2012 and 2.05% in 2013).

The above factors enabled the Wholesale Banking segment to offset an annual increase of approximately Ch$30,400 million in provisions for loan losses. This increase was composed of: (i) a negative exchange rate effect of approximately Ch$13,400 million, due to a decrease of 7.8% in the exchange rate (Ch$/U.S.$) in 2012 and an increase of 9.6% in 2013, (ii) nearly Ch$12,700 million related to the deteriorated credit condition of a specific corporate customer in 2013 and (iii) the allocation of higher countercyclical allowances set in 2013.

For the year ended December 31, 2013 there were no material effects associated with sales of loan portfolios.

Treasury and Money Market

2013 and 2014. Our Treasury and Money Market segment posted income before income tax of Ch$42,441 million in 2014, which compared favorably to the Ch$10,096 million recorded in 2013. This performance was mainly associated with operating revenues increasing from Ch$16,307 million in 2013 to Ch$47,051 million in 2014. Therefore, this annual increase was mainly related to:

•

A positive effect of inflation on the accrual of UF-indexed financial instruments held in our investment portfolio. As mentioned earlier, this was the result of a 5.65% annual increase in the value of the UF, as compared to the 2.05% recorded a year earlier.

•

Sales of available for sale instruments that amounted to Ch$18,102 million in 2014 as compared to Ch$14,881 million in 2013. In this regard, we took advantage of cumulative mark-to-market of AFS securities generated over the year, as a result of lower interest rates.

•

Lower losses from derivative contracts held for trading, as a result of a positive FX impact, primarily associated with decreasing liability exposures amid a scenario of increasing Ch$ depreciation. This effect permitted us to offset the impact of higher losses related to counterparty value adjustment in 2014 as compared to 2013, as well as the ineffectiveness of hedging.

The above factors were complemented by better performance in operating expenses, which declined from Ch$6,353 million in 2013 to Ch$4,660 million in 2014.

2012 and 2013. In 2013, the income before income tax of our Treasury posted a 55.8% annual decrease from Ch$22,819 million in 2012 to Ch$10,096 million earned in 2013. The main reason for a reduced income before income tax was a similar annual decline of 50.2% in operating revenues, principally due to:

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

Operations through Subsidiaries

2013 and 2014. Our subsidiaries recorded income before income tax of Ch$34,036 for the year ended December 31, 2014, which was 3.8% above the Ch$32,802 million reported in 2013. The main drivers supporting this performance were:

•

An annual increase of approximately 28.2% (or Ch$4,040 million) in income before income tax generated by our Mutual Funds subsidiary. This increase was caused by a 21.0% annual increase in AUM, which permitted the subsidiary to achieve a market share of 22.5% as of December 31, 2014. Also, the expansion in business volumes enabled the subsidiary to offset lower margins associated with portfolio rebalancing that increased the share of fixed-income securities.

•

A Ch$1,798 million increase in income before income tax in our Financial Advisory subsidiary. This performance was related to important transactions conducted by our subsidiary in diverse aspects of the business, ranging from debt restructuring to mergers and acquisitions. As a result, the subsidiary’s operating revenues increased by Ch$2,195 million in 2014 as compared to 2013, which explained most of the change in income before income tax.

These positive factors were partially offset by the following factors:

•

An annual decrease of nearly Ch$3,158 million in the income before income tax generated by our Insurance Brokerage subsidiary in 2014 as compared to 2013. As mentioned before, the insurance brokerage business has been under pressure over the last few years due to various regulations that have impacted operating margins. In particular, during 2014 the operating revenues of our Insurance Brokerage Subsidiary were hit by a regulation that compels insurance brokers to reimburse the non-used portion of an insurance policy in case of early termination of the contract (whether linked to loans or not), for all of those policies paid upfront by the customer. Furthermore, our Insurance Brokerage Subsidiary posted an annual increase of roughly Ch$1,754 in operating expenses.

•

A yearly decrease of approximately 12.0% (or Ch$1,325 million) in the income before income tax of our Securities Brokerage subsidiary. The annual increase recorded in stock trading turnover (38.6% on an annual basis) and higher income from currency trading could not offset the increase in the cost base. This was mainly explained by personnel expenses rising by 5.6% on an annual basis, which is aligned with the inflation observed throughout the year.

Finally, it is worth mentioning that in 2014 we began a voluntary dissolution process for Banchile Trade Services Limited in Hong Kong. We expect to complete this process before the end of 2015.

2012 and 2013. Our subsidiaries reported income before income tax of Ch$32,802 million in 2013 as compared to the Ch$34,748 million recorded in 2012. This represented an annual decrease of 5.6%, which was primarily the consequence of:

•

An annual decline of 11.4% (or Ch$1,841 million) in income before income tax from our Mutual Funds subsidiary. This decline was explained by unfavorable customer preferences rather than growth in AUM. In fact, this subsidiary continued to lead the market in terms of AUM in 2013 by attaining a 21.3% market share as of December 31, 2013. This market position was supported by a 3.8% annual increase in average balances of AUM. However, the company was not been able to completely overcome the evolution of market trends, especially those associated with higher volatility in stock markets that encouraged investors to seek havens in fixed-income, which bear lower commissions than mutual funds invested in stocks. Also, organizational restructuring contributed to a temporary increase in the company’s cost base.

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

Summary of Differences between Internal Reporting Policies and IFRS

We prepare our business segments’ financial information in accordance with our internal reporting policies, which differ in certain significant aspects from IFRS. The following table sets forth net income and equity for the years ended December 31, 2012, 2013 and 2014 in accordance with our internal reporting policies and under IFRS:

	Year Ended December 31,
	2012		2013		2014
	(in millions of Ch$)
Income before income tax (Internal Reporting Policies)	Ch$	522,001	Ch$	593,539	Ch$	650,608
Reconciliation to IFRS		21,808		45,735		24,596

Income before income tax (IFRS)		543,809		639,274		675,204

Net income (Internal Reporting Policies)		467,611		513,603		591,081
Reconciliation to IFRS		12,270		36,586		4,438

Net income (IFRS)		479,881		550,189		595,519

Equity (Internal Reporting Policies)		2,007,059		2,284,316		2,535,156
Reconciliation to IFRS		348,403		394,723		375,819

Equity (IFRS)	Ch$	2,355,462	Ch$	2,679,039	Ch$	2,910,975

Some differences exist between our net income and equity as determined in accordance with our internal reporting policies, which are used for management reporting purposes, as presented in the segment information, and our net income and equity as determined under IFRS, as presented in our consolidated financial statements.

The most significant differences are as follows:

Under internal reporting policies, our merger with Citibank Chile was accounted for under the pooling of interest method, while under IFRS, and for external financial reporting purposes, the merger of the two banks was accounted for as a business combination in which we were the acquirer as required by IFRS 3 “Business Combinations.” Under IFRS 3, we recognized all acquired net assets at fair value as determined at the acquisition date, as well as the goodwill resulting from the purchase price consideration in excess of net assets recognized. As a result of these accounting policy differences, the impact on our net income under IFRS is Ch$3,848 million, Ch$1,828 million and Ch$1,308 million lower than our internally reported net income in 2012, 2013 and 2014, respectively. The equity impact was Ch$40,699 million, Ch$38,414 million and Ch$36,128 million in 2012, 2013 and 2014.

For internal reporting purposes, allowances for loan losses are calculated based on specific guidelines set by the SBIF based on an expected losses approach. Under IFRS, IAS 39 “Financial instruments: Recognition and Measurement,” allowances for loan losses should be adequate to cover losses in the loan portfolio at the respective balance sheet dates based on an analysis of estimated future cash flows. According to internal reporting policies, we record additional allowances related to expected losses not yet incurred, whereas under IFRS these expected losses may not be recognized. As a result of these accounting policy differences, the impact on our net income under IFRS is Ch$21,081 million, Ch$19,882 million and Ch$27,045 million higher than our net income internally reported in 2012, 2013 and 2014, respectively. The equity impact was Ch$169,209 million, Ch$193,626 million and Ch$220,671 million in 2012, 2013 and 2014, respectively.

For internal reporting purposes, assets received in lieu of payments are measured at historical cost or fair value, less cost to sell, if lower, on a portfolio basis and written off if not sold after a certain period in accordance with specific guidelines set by the SBIF. Under IFRS, these assets are deemed non-current assets held for sale and their accounting treatment is set by IFRS 5 “on-Current Assets Held for Sale and Discontinued Operations.” In accordance with IFRS 5 these assets are measured at historical cost or fair value, less cost to sell, if lower. Accordingly, under IFRS these assets are not written off unless impaired. As a result of this accounting policy difference, the impact on our net income is Ch$2,889 million and Ch$2,185 million higher than our net income internally reported in 2012 and 2013, respectively. In 2014 the impact on our net income is Ch$13,867 million lower than our net income internally reported. The equity impact was Ch$13,835 million, Ch$16,020 million and Ch$2,153 million in 2012, 2013 and 2014, respectively.

IFRS 13 establishes a single source of guidance under IFRS for all fair value measurements. IFRS 13 does not change when an entity is required to use fair value, but rather provides guidance on how to measure fair value under IFRS when fair value is required or permitted.

The application of IFRS 13 has impacted fair value measurements related to derivatives by including the Bank’s own credit risk (commonly referred as to “Debit Value Adjustment”). During this period this impact was Ch$14,012 million, and is the extent to which our net income under IFRS is higher than our net income internally reported. Nevertheless, the final impact on equity due to this recognition was Ch$33,101 million in 2014, since Ch$19,089 million had already been recorded in previous periods.

The differences described above had an impact on deferred taxes of Ch$9,538 million, Ch$9,626 million and Ch$20,158 million in 2012, 2013 and 2014, respectively, each lower than our net income internally reported. The equity impact was Ch$42,582 million, Ch$52,207 million and Ch$71,889 million in 2012, 2013 and 2014, respectively.

Chilean banks are required to distribute at least 30% of their net income to shareholders unless the shareholders unanimously approve the retention of profits. A bank may, however, be prohibited from distributing to shareholders even this 30% of its net income if such distribution would cause the bank to violate certain statutory capital requirements. In accordance with internal reporting policies, we record a minimum dividend allowance based on our distribution policy, which requires distribution of at least 70% of the period’s net income, as permitted by the SBIF. During 2012, 2013, and 2014, the Bank recorded allowances of Ch$300,759 million, Ch$324,582 million and Ch$324,588 million, respectively. Under IFRS, only the portion of dividends that is required to be distributed by Chilean Law must be recorded, i.e., 30% as required by Chilean Corporations Law. This accounting difference does not lead to differences in net income.

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

	For the Year Ended December 31,
	2012		2013		2014
	(in millions of Ch$)
IFRS:
Net cash provided by (used in) operating activities	Ch$	(415,987)	Ch$	(139,809)	Ch$	(229,543)

2013 and 2014. Net cash used in operating activities increased by Ch$89,734 million on an annual basis, from a net outflow of Ch$139,809 million in 2013 to a net outflow of Ch$229,543 million in 2014. The higher amount used in operating activities was mainly the result of: (i) a net decrease of Ch$1,447,159 million in the inflow from savings accounts and time deposits, given the change in the interest rates that encouraged customers to opt for liquidity, and (ii) a net increase of Ch$375,710 million in the outflow associated with loans granted to financial institutions. These factors were partially offset by: (i) a net decrease of Ch$1,257,728 million in the outflow related to loans granted to customers, in line with a lower loan book expansion in 2014 as compared to 2013, and (ii) a net increase of Ch$435,718 in the inflow from current accounts and demand deposits, fostered by a downward trend in interest rates and a higher preference for liquidity by customers.

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

	For the Year Ended December 31,
	2012		2013		2014
	(in millions of Ch$)
IFRS:
Net cash provided by (used in) investing activities	Ch$	192,351	Ch$	(409,235)	Ch$	49,226

2013 and 2014. Net cash provided by investing activities increased from a net outflow of Ch$409,235 million in 2013 to a net inflow of Ch$49,226 million in 2014. This net increase of Ch$458,461 million was primarily explained by an annual net decrease of Ch$464,387 million in the balance of financial assets available for sale, given by a net outflow (balance increase) of Ch$387,578 million in 2013 as compared to a net inflow (balance decrease) of Ch$76,809 million in 2014. This change was mainly caused by purchases that exceeded sales of available for sale instruments in 2013, as compared to sales surpassing purchases in 2014.

2012 and 2013. The net cash used in investing activities changed from a net inflow of Ch$192,351 million in 2012 to a net outflow of Ch$409,235 million in 2013. The annual change of Ch$601,586 million was primarily caused by an annual net increase in the balance of financial assets available for sale that resulted in a net outflow of Ch$387,578 million in 2013 as compared to the inflow of Ch$219,403 million in 2012, due to sales that exceeded purchases in that year.

	For the Year Ended December 31,
	2012		2013		2014
	(in millions of Ch$)
IFRS:
Net cash provided by financing activities	Ch$	48,087	Ch$	770,865	Ch$	377,531

2013 and 2014. The net cash provided by financing activities decreased from Ch$770,865 million in 2013 to Ch$377,531 million in 2014. This net annual decrease of Ch$393,334 million was mainly prompted by: (i) a net outflow of Ch$973,584 million associated with lower proceeds from long-term bond issuances, given a decrease in bond placements in 2014 as compared to 2013, and higher redemptions of long-term bonds within the same period, (ii) a net outflow of Ch$172,126 million owing to higher payments of long-term bonds in 2014 vis-à-vis 2013, and (iii) a net outflow of Ch$134,071 million explained by the subscription and payment of shares for the same amount in 2013 as compared to no inflows or outflows related to this item in 2014. All of these factors were partly offset by a net inflow of Ch$580,420 related to higher proceeds from commercial paper issuances in 2014 as compared to 2013.

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

	As of December 31, 2012						As of December 31, 2013						As of December 31, 2014
IFRS:	Long-term		Short-term		Total		Long-term		Short-term		Total		Long-term		Short-term		Total
	(in millions of Ch$)

Borrowings from financial institutions:
Central Bank credit lines for renegotiation of loans	Ch$	18		—	Ch$	18	Ch$	10		—	Ch$	10	Ch$	9	Ch$	—	Ch$	9
Other borrowings from the Central Bank		—		—		—		—		—		—		—		—		—
Borrowings from domestic financial institutions		—		—		—		—		—		—		—		—		—
Borrowings from foreign institutions		168,450		940,213		1,108,663		131,649		857,806		989,455		15,165		1,083,542		1,098,707
Debt issued:
Bonds		2,214,893		—		2,214,893		3,323,413		—		3,323,413		3,844,987		—		3,844,987
Commercial papers (short-term bonds)		—		197,340		197,340		—		210,049		210,049		—		378,060		378,060
Subordinated bonds		746,504		—		746,504		747,007		—		747,007		770,595		—		770,595
Mortgage finance bonds		115,196		—		115,196		86,491		—		86,491		64,314		—		64,314
Other financial obligations		55,585		106,538		162,123		50,314		160,612		210,926		44,844		141,729		186,573

Total other interest bearing liabilities	Ch$	3,300,646	Ch$	1,244,091	Ch$	4,544,737	Ch$	4,338,884	Ch$	1,228,467	Ch$	5,567,351	Ch$	4,739,914	Ch$	1,603,331	Ch$	6,343,245

The Bank was in material compliance with all of its debt instruments during 2012, 2013 and 2014.

Central Bank Borrowings

Central Bank borrowings include credit lines for the renegotiation of loans and other borrowings. The Central Bank provided credit lines for the renegotiation of mortgage loans due to the need to refinance debts as a result of the economic recession and crisis of the Chilean banking system from 1982 to 1985. These credit lines are linked to the UF index and carry an average real annual interest rate of 0.86% as of December 31, 2014. As of the same date, the maturities of the outstanding balances were, as follows:

As of December 31, 2014
(in millions of Ch$)
IFRS:
Due within 1 year	9
Due after 1 year but within 2 years	—
Due after 2 years but within 3 years	—
Due after 3 years but within 4 years	—
Due after 4 years but within 5 years	—
Due after 5 years	—

Total long-term (Credit lines for renegotiation of loans)	—
Total short-term (Other Central Bank borrowings)	—

Total Central Bank borrowings	9

Borrowings from Domestic Financial Institutions

Borrowings from domestic financial institutions are generally used to fund our general operations. As of December 31, 2014 we did not have any outstanding borrowings from domestic financial institutions.

Borrowings from Foreign Financial Institutions

We have short- and long-term borrowings from foreign banks. These loans are denominated in foreign currency and are used to fund our foreign trade loans and carried an average nominal interest rate of 0.66% in the year ended December 31, 2014. The outstanding maturities of these borrowings as of December 31, 2014 were, as follows:

As of December 31, 2014
(in millions of Ch$)
IFRS:
Due within 1 year	15,165
Due after 1 year but within 2 years	—
Due after 2 years but within 3 years	—
Due after 3 years but within 4 years	—
Due after 4 years but within 5 years	—
Due after 5 years	—
Total long-term	15,165
Total short-term(1)	1,083,542

Total foreign borrowings	1,098,707

(1)	Includes borrowings with maturities that were originally more than one year but which as of December 31, 2014 had remaining maturities of less than one year.

Bonds

Our bonds are linked to the UF index and carried an average real annual interest rate of 2.74% as of December 31, 2014 with interest and principal payments due semi-annually. The bonds were intended to finance loans that had a maturity of more than one year.

The maturities of bonds as of December 31, 2014 were:

As of December 31, 2014
(in millions of Ch$)
IFRS:
Due within 1 year	650,903
Due after 1 year but within 2 years	404,547
Due after 2 years but within 3 years	298,520
Due after 3 years but within 4 years	418,991
Due after 4 years but within 5 years	553,638
Due after 5 years	1,896,448

Total bonds	4,223,047

During 2014 we issued bonds in an amount of Ch$1,826,552 million, of which Ch$1,090,340 million corresponded to commercial paper. As of December 31, 2014 the outstanding balance of commercial paper was Ch$378,806 million.

Subordinated Bonds

Our outstanding subordinated bonds are linked to the UF index with interest and principal payments due semi-annually. The discount on the issuance of the outstanding subordinated bonds is amortized over the life of the bond. As of December 31, 2014, the effective real interest rate was 4.60% taking into consideration the discount on issuance.

The bonds are intended to finance loans having a maturity of more than one year. As of December 31, 2014, the maturities of subordinated bonds, which are considered long-term, were:

As of December 31, 2014
(in millions of Ch$)
IFRS:
Due within 1 year	41,372
Due after 1 year but within 2 years	151,758
Due after 2 years but within 3 years	25,486
Due after 3 years but within 4 years	25,189
Due after 4 years but within 5 years	25,245
Due after 5 years	501,545

Total subordinated bonds	770,595

During 2014 we did not issue subordinated bonds.

Mortgage Finance Bonds

Mortgage finance bonds are used to finance the granting of mortgage loans. The outstanding principal amounts of the bonds are amortized on a quarterly basis. The range of maturities of these bonds is between five and thirty years. The bonds are linked to the UF index and carried a weighted average annual interest rate of 3.82% as of December 31, 2014.

The maturities of mortgage finance bonds as of December 31, 2014 were:

As of December 31, 2014
(in millions of Ch$)
IFRS:
Due within 1 year	18,287
Due after 1 year but within 2 years	12,009
Due after 2 years but within 3 years	8,478
Due after 3 years but within 4 years	6,765
Due after 4 years but within 5 years	5,642
Due after 5 years	13,133

Total mortgage finance bonds	64,314

Other Financial Obligations

The maturities of other financial obligations as of December 31, 2012, 2013 and 2014 were as follows:

	As of December 31,
	2012		2013		2014
	(in millions of Ch$)
IFRS:
Other long-term obligations:
Obligations with Chilean Government	Ch$	55,585	Ch$	50,314	Ch$	44,844
Total other long-term obligations		55,585		50,314		44,844
Other short-term obligations		106,538		160,612		141,729

Total other obligations	Ch$	162,123	Ch$	210,926	Ch$	186,573

As of December 31, 2014, other financial obligations had the following maturities:

As of December 31, 2014
(in millions of Ch$)
IFRS:
Due within 1 year	5,035
Due after 1 year but within 2 years	4,184
Due after 2 years but within 3 years	3,812
Due after 3 years but within 4 years	9,831
Due after 4 years but within 5 years	4,520
Due after 5 years	17,462

Total long-term	44,844
Total short-term(1)	141,729

Total other obligations	186,573

(1)	Includes borrowings with maturities that were originally more than one year but which as of December 31, 2014 had remaining maturities of less than one year

Asset and Liability Management

Our asset and liability management policy is to maximize net interest income, return on assets and average equity in light of interest rate, liquidity and foreign exchange risks, within the limits of Chilean banking regulations and our internal risk management policies. Subject to these constraints, we may from time to time take mismatched positions as to interest rates or, in certain limited circumstances, foreign currencies when justified, in our view, by market conditions and prospects, and subject to our asset and liability management policies. Our board of directors determines our asset and liability policies. See Note 42 to our audited consolidated financial statements as of and for the year ended December 31, 2014 appearing elsewhere in this annual report.

Funding

The following table sets forth our average daily balance of liabilities for the years ended December 31, 2012, 2013 and 2014, in each case together with the related average nominal interest rates paid thereon:

	Year Ended December 31,
	2012				2013				2014
IFRS:	Average Balance		% of Total Liabilities	Average Nominal Rate	Average Balance		% of Total Liabilities	Average Nominal Rate	Average Balance		% of Total Liabilities	Average Nominal Rate
	(in millions of Ch$, except percentages)
Current accounts and demand deposits	Ch$	4,926,475	24.4%	—%	Ch$	5,455,342	25.1%	—%	Ch$	6,224,055	26.2%	—%
Savings accounts and time deposits		9,380,123	46.4	5.31		9,842,483	45.2	4.83		9,724,220	40.9	4.35
Borrowings from financial institutions		1,435,362	7.1	1.55		1,201,866	5.5	1.15		1,137,199	4.8	0.63
Debt issued		2,838,170	14.0	6.00		3,771,209	17.3	5.29		4,897,000	20.6	7.03
Other financial obligations		170,977	0.8	1.86		173,868	0.8	1.68		190,159	0.8	2.64
Other interest bearing liabilities		286,944	1.4	5.22		289,107	1.3	4.55		262,301	1.1	3.65
Other non-interest bearing liabilities		1,189,169	5.9	—		1,028,223	4.8	—		1,329,895	5.6	—

Total liabilities	Ch$	20,227,220	100.0%	—	Ch$	21,762,098	100.0%	—	Ch$	23,764,829	100.0%	—

Our most important sources of funding are customer deposits, which primarily consist of peso-denominated, non-interest bearing current accounts and demand deposits and both Chilean Peso and UF-denominated interest bearing time deposits and savings accounts. Current accounts and demand deposits represented 24.4%, 25.1% and 26.2% of our average total liabilities in 2012, 2013 and 2014, respectively. These kinds of liabilities are our least-cost source of funding. On the other hand, savings accounts, time deposit and debt issued represented 60.4%, 62.5% and 60.5% of our average liabilities in 2012, 2013 and 2014, respectively.

Capital Expenditures

For information on our capital expenditures, see Item 4. Information on the Company—History and Development of the Bank—Capital Expenditures.”

RECENT DEVELOPMENTS

On April 22, 2015, Mr. Jaime Estévez was appointed chairman of our directors/audit committee. He has been a member of our directors/audit committee since April 2007. Mr. Estévez satisfies the independence requirements of both Chilean law and Rule 10A-3 under the Exchange Act and is a full voting member of our directors/audit committee. He possesses vast financial experience evidenced by the fact that for 5 years he was chairman of the board of directors of Banco del Estado de Chile, a Chilean government-owned bank, served as a director of AFP Provida and AFP Protección, two Chilean private investment pension funds, and from 2006 until 2012 was a director of Endesa Chile S.A. as well as a member of its directors/audit committee and a financial expert. Prior to such service, Mr. Estévez served as a Congressman for 8 years, a period in which he was a member of the Finance and Budget Committee of the Chilean Congress. Mr. Estévez holds a degree in economics from the Universidad de Chile.

Mr. Jorge Awad, the former chairman of our directors/audit committee, remains as a member of our our directors/audit committee, together with Mr. Juan Enrique Pino.

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

We provide customers with off balance sheet credit support through loan commitments. Such commitments are agreements to lend to a customer at a future date, subject to compliance with contractual terms. Since substantial portions of these commitments are expected to expire without us having to make any loans, total commitment amounts do not necessarily represent our actual future cash requirements. The amounts of these loan commitments were Ch$5,436,938 million as of December 31, 2013 and Ch$6,084,098 million as of December 31, 2014. See Note 27 to our audited consolidated financial statements as of and for the year ended December 31, 2014 appearing elsewhere in this annual report. The amounts of subscribed leasing contracts were Ch$238,082 million as of December 31, 2013 and Ch$197,454 million as of December 31, 2014.

Interest rate and cross-currency swaps, which are entered into in order to hedge our foreign investment portfolio, are recorded at their estimated fair market values. See Note 9 to our audited consolidated financial statements as of and for the year ended December 31, 2014 appearing elsewhere in this annual report.

The credit risk of both on and off-balance sheet financial instruments varies based on many factors, including the value of collateral held and other security arrangements. To mitigate credit risk, we generally determine the need for specific covenant, guarantee and collateral requirements on a case-by-case basis, depending on the nature of the financial instrument and the customer’s creditworthiness. The amount and type of collateral held to reduce credit risk varies, but may include real estate, machinery, equipment, inventory and accounts receivable, as well as cash on deposit, stocks, bonds and other marketable securities that are generally held in our possession or at another appropriate custodian or depository. This collateral is valued and inspected on a regular basis to ensure both its existence and adequacy. Additional collateral is requested when appropriate. For further information, see Note 27 to our audited consolidated financial statements as of and for the year ended December 31, 2014 appearing elsewhere in this annual report.

Financial Guarantees

The following is a summary of the nominal value of instruments that are considered financial guarantees and which are accounted for in off-balance sheet accounts:

As of December 31, 2014
(in millions of Ch$)
Performance bonds	1,576,763
Foreign office guarantees and standby letters of credit	412,474

Total	1,989,237

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

As of December 31, 2014, the expiration of guarantees per period is as follows:

	Due within 1 year	Due after 1 year but within 3 years	Due after 3 years but within 5 years	Due after 5 years	Total
	(in millions of Ch$)
Performance bonds	1,138,865	368,884	63,307	5,707	1,576,763
Foreign office guarantees and standby letters of credit	281,162	126,170	3,123	2,019	412,474

Total	1,420,027	495,054	66,430	7,726	1,989,237

As of December 31, 2014, the Bank did not have significant concentrations by country.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following tables set forth our contractual obligations and commercial commitments by time remaining to maturity. As of December 31, 2014, the scheduled maturities of our contractual obligations, including accrued interest, were as follows:

IFRS:	Due within 1 year	Due after 1 year but within 3 years	Due after 3 years but within 5 years	Due after 5 years	Total	Estimated Interest Payment
	(in millions of constant Ch$ as of December 31, 2014)
Contractual Obligations
Currents accounts and other demand deposits	6,934,373	—	—	—	6,934,373
Transaction in the course of payment	53,049	—	—	—	53,049
Saving accounts and time deposits	9,384,054	336,838	166	188	9,721,246
Bonds issued
Mortgage finance bonds	18,287	20,487	12,407	13,133	64,314	16,793
Bonds	272,843	703,067	972,629	1,896,448	3,844,987	645,011
Commercial Bonds	378,060	—	—	—	378,060	63,421
Subordinated Bonds	41,372	177,244	50,434	501,545	770,595	418,198
Hedged Instrument
Inflows
Corporate Bond MXN	—	—	—	—	—
Corporate Bond HKD	(9,508)	(19,070)	(66,617)	(268,771)	(363,966)
Corporate Bond PEN	(622)	(16,442)	—	—	(17,064)
Corporate Bond CHF	(6,767)	(317,811)	(344,146)	—	(668,724)
Obligation USD	(156,926)	(61,751)	—	—	(218,677)
Corporate Bond JPY	(1,239)	(58,445)	(41,062)	(51,563)	(152,309)
Outflows
Cross currency swap MXN	—	—	—	—	—
Cross currency swap HKD	9,508	19,070	66,617	268,771	363,966
Cross currency swap PEN	622	16,442	—	—	17,064
Corporate Bond CHF	6,767	317,811	344,146	—	668,724
Obligation USD	156,926	61,751	—	—	218,677
Corporate Bond JPY	1,239	58,445	41,062	51,563	152,309
Borrowings from financial institutions	1,098,716	—	—	—	1,098,716
Other obligations	146,764	7,996	14,351	17,462	186,573
Lease contracts	28,776	40,375	29,612	46,479	145,242
Services contracts	10,276	3,410	—	—	13,686
Investments sold under agreements to repurchase	249,482	—	—	—	249,482

Total	18,616,052	1,289,417	1,079,599	2,475,255	23,460,323	1,143,423

For more information, see note 9(c) to our Consolidated Financial Statements.

Item 6	Directors, Senior Management and Employees

DIRECTORS AND SENIOR MANAGEMENT

Directors

Our administration is conducted by our board of directors, which, in accordance with our estatutos (bylaws), consists of eleven directors and two alternate directors. The entire board of directors is elected every three years. Our current board of directors was elected in March 2014 and its term expires in March 2017.

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

Our current directors are as follows:

Director	Position	Committee Memberships	Age
Pablo Granifo L.	Chairman	9	56
Andrónico Luksic C.	Vice Chairman	1	61
Francisco A. Aristeguieta	Vice Chairman	2	49
Jorge Awad M.	Director	3	69
Jorge Ergas H.	Director	2	46
Jean Paul Luksic F.	Director	1	50
Samuel Libnic	Director	1	49
Gonzalo Menendez D.	Director	5	66
Juan Enrique Pino V.	Director	4	53
Francisco Perez M.	Director	4	57
Jaime Estévez V.	Director	4	68
Rodrigo Manubens M.	Alternate Director	1	56
Thomas Fürst F.	Alternate Director	1	84

Pablo Granifo L. was re-elected as the chairman of our board of directors in 2014, a position which he has held since 2007. He was our chief executive officer from 2001 to 2007, chief executive officer of Banco de A. Edwards from 2000 to 2001, commercial manager at Banco Santiago from 1995 to 1999 and corporate manager at Banco Santiago from 1999 to 2000. Mr. Granifo is also chairman of the board of directors of Banchile Asesoría Financiera S.A., Socofin S.A., Banchile Securitizadora S.A., Banchile Administradora General de Fondos S.A. and a member of the executive committee of Banchile Corredores de Seguros Limitada. He is also chairman of Viña San PedroTarapacá S.A., and a member of the board of directors of Compañía Cervecerías Unidas S.A., and Empresa Nacional de Energía Enex S.A. He holds a degree in business administration from the Pontificia Universidad Católica de Chile.

Andrónico Luksic C. has been a director and the vice chairman of our board of directors since 2002 and was re-elected in 2014. Mr. Luksic is also chairman of LQIF, Quiñenco S.A. and Compañía Cervecerías Unidas S.A., vice chairman of Compañía Sud Americana de Vapores S.A. and a member of the board of directors of Tech Pack S.A. and Sociedad de Fomento Fabril (SOFOFA). Mr. Luksic is a member of the APEC Business Advisory Council (ABAC) and vice chairman of the International Business Leaders’ Advisory Council for the Mayor of Shanghai. He is also a member of the International Advisory Board of Barrick Gold, the International Advisory Council of the Brookings Institution, the Advisory Board of the Panama Canal Authority, and the Chairman’s International Council of the Council of the Americas. In addition, Mr. Luksic is a Trustee Emeritus at Babson College, and a member the Harvard Global Advisory Council, the International Advisory Board of the Blavatnik School of Government at Oxford University, the International Advisory Boards of both the Tsinghua University School of Economics and Management and the Fudan University School of Management, the Harvard Business School Latin America Advisory Board, the Dean’s Council at the Harvard Kennedy School, the Advisory Committee of the David Rockefeller Center at Harvard University, and the Latin American Executive Board of the MIT Sloan School of Management. Andrónico Luksic and Jean Paul Luksic are brothers.

Francisco A. Aristeguieta has been a member and vice chairman of our board of directors since April 2012 and was re-elected in 2014. Mr. Aristeguieta is the CEO of Citigroup Latin America since 2012. Before this role he served as Citi Transaction Services (CTS) Head for Latin America & Mexico, member of the CTS Global Executive Committee, CEO for the Andean Region Cluster of countries and Colombia, CEO for Citigroup Venezuela and Ecuador. Mr. Aristeguieta is a member of the Citigroup Global Executive Committee, the board of Citigroup Foundation, the Association of American Chambers of Commerce of Latin America, The Americas Society and Council of the Americas. He has been a member of The Young Presidents Organization (YPO) since 2003. In addition, he served on the board of Directors of Junior Achievement Americas and several other boards among them: Banking Association of Ecuador, Colombia and Venezuela, and the Consejo de Empresas Americanas of Colombia. He was also Chairman of the board of Colfondos in Colombia. Mr. Aristeguieta holds an MBA from Brunel University in London, a graduate degree in Banking and Finance and an undergraduate degree in Business Administration with a major in Management both from the Universidad Metropolitana in Caracas, Venezuela.

Jorge Awad M. has been a member of our board of directors since 1996 and was re-elected in 2014. From 1989 to 1996 he was a member of the board of directors of Banco de Santiago. Mr. Awad is president of the Association of Banks of Chile since 2011. He is also a member of the board of the University of Talca, the Catholic University of Valparaíso TV and Inacap. Previously, Mr. Awad was president of LAN Airlines S. A. for 18 years until September 2012. He has also been a Director of Codelco Chile, National Television of Chile, Chile Laboratory, ICARE, and other Chilean companies. He is also a professor of Management and Entrepreneurship at the School of Economics at the University of Chile. Mr. Awad has a degree in Business Administration from the University of Chile. The University of Chile gave Mr. Awad the award for most prominent Business Administration graduate for 1998. In November 2014, he received another award for being one of the most prominent Business Administration graduates in the 80 years’ history of the school.

Jorge Ergas H. was appointed member of our board of directors in March 2011 and was re-elected in 2014 after having served as an advisor to the board of directors since 2007 and from 2002 to 2005. From 2005 to 2007, Mr. Ergas was an alternate director. Mr. Ergas is currently the Vice-Chairman of Banchile Compañía de Seguros de Vida S.A., vice chairman of Orion Seguros Generales S.A., President of Movicenter and a director of Inersa Limitada, Ever and I BAE. Mr. Ergas was previously a director of the Plaza San Francisco Hotel, CasaPiedra Convention Center, HNS Bank and Inmobiliaria Paidahue.

Jean Paul Luksic F. was appointed member of our board of directors in April 2013 and was re-elected in 2014. Mr. Luksic is vice chairman of Quiñenco S.A. and Sociedad Matriz SAAM S.A. Mr. Luksic is also chairman of the board of directors of Antofagasta plc, a position he has held since 2004. Mr. Luksic was appointed to the board of directors of Antofagasta plc in 1990 and was the Chief Executive Officer of Antofagasta Minerals until his appointment as Chairman of Antofagasta plc in 2004. He is also Director of the board of Antofagasta Minerals, Ferrocarril de Antofagasta a Bolivia, and Aguas Antofagasta, as well as Chairman of the Consejo Minero, the industry body representing the largest mining companies in Chile. Mr. Luksic holds a B.Sc. degree in management and science and political Science from the London School of Economics. Jean Paul Luksic is the brother of Adrónico Luksic.

Samuel Libnic was appointed member of our board of directors in April 2014. He has been the General Counsel for Citigroup Inc.’s operations in Latin America since 2007. In April 2010, he became a member of Citigroup Inc.’s Legal Management Committee and in January 2012 was appointed to the Office of Vice President by the board of directors of Citibank, N.A. In September 2013 the legal department of Banamex, Citigroup Inc.’s Mexican banking subsidiary, also began reporting to Mr. Libnic. Mr. Libnic’s current responsibilities include overseeing legal coverage for all products and businesses throughout Latin America and Mexico. Prior to becoming General Counsel for the Latin America region, Mr. Libnic held a number of positions of increasing responsibility since joining the company in 1996 as General Counsel of the Global Corporate and Investment Bank for Citibank Mexico, Grupo Financiero Citibank. In 2001, he was named Deputy General Counsel for Latin America, a position he held until he assumed his current role. From November 2010 until June 2013, Mr. Libnic also acted as Head of the Legal Department for Citi Brazil (in additional to his regional role). Before joining Citigroup Inc., Mr. Libnic worked at Shearman & Sterling LLP in New York and with Basham, Ringe and Correa, one of the most prestigious law firms in Mexico. He holds a Juris Doctor with honors from the Anahuac University in Mexico, as well as an LLM from Georgetown Law School, and is licensed to practice law in both Mexico and New York.

Gonzalo Menendez D. has been a member of our board of directors since 2001 and was re-elected in 2014. He is also the chairman of Inversiones Vita S.A., and a member of the board of directors of several other companies, including Banchile Asesoría Financiera S.A., Banchile Seguros de Vida S.A., Quiñenco S.A., Compañía Sudamericana de Vapores S.A., Sudamericana Agencias Aéreas y Marítimas S.A., Sociedad Matriz SAAM S.A., Antofagasta plc, Mining Group Antofagasta Minerals S.A., Antofagasta Railway, Aguas de Antofagasta S.A., Andsberg Investment Ltd., Andsberg Limited, Inmobiliaria e Inversiones Río Claro S.A., and Empresa Nacional de Energía ENEX S.A. He is also vice chairman of Fundación Andrónico Luksic A. and Fundación Educacional Luksic. Previously, Mr. Menéndez served as chief executive officer of the Antofagasta Railway to Bolivia, Banco O’Higgins and Empresas Lucchetti. Since 1990, he has been a director and is now the chairman of the board of directors of Banco Latinoamericano de Comercio Exterior S.A., Bladex. Mr. Menéndez was a member of the board of directors and the executive committee at Banco Santiago and a member of the board of directors at Banco de A. Edwards. He was a professor of finance, economics and business policy at Universidad de Chile. He holds a degree in business administration and accounting from Universidad de Chile.

Juan Enrique Pino V. has been a member of our board of directors since August 2013 and was re-elected in 2014. Currently, Mr. Pino is the Chief Risk Officer for Citigroup Latin America, a role that he has held since January 2010, initially based in Mexico, and from February 2015 onwards based in the United States. He is a member of the Global Risk Management Executive Committee of Citigroup, and of the Executive Committees of Citigroup Latin America. Juan Enrique first joined Citi in 1985, serving since then in several business and risk management roles, first in Chile and then in other countries in Latin America. He was General Manager for Citigroup Chile and Citi Accival Corredores de Bolsa in 2008 and part of 2009, and has been also a board member of several companies in which Citigroup has been a shareholder. Mr. Pino is a Commercial Engineer and graduated from Universidad Adolfo Ibañez (Chile) in 1983 with a degree in Business Administration.

Francisco Perez M. has been a member of our board of directors since 2001 and was re-elected in 2014. Since 1998, Mr. Perez has also served as the chief executive officer of Quiñenco S.A. Mr. Pérez is also chairman of the board of directors of Compañía Sud Americana de Vapores S.A., Empresa Nacional de Energía Enex S.A., Indalum S.A. and Madeco Mills S.A.. Mr. Perez is vice chairman of Invexans S.A. and Tech Pack S.A. He was formerly the chief executive officer of Compañía Cervecerías Unidas S.A., of which he is still a director. Mr. Perez is a member of the board of directors of Banchile Corredores de Seguros S.A., LQ Inversiones Financieras S.A., Embotelladoras Chilenas Unidas S.A., Foods Cía. Alimentos CCU S.A., Cía. Cervecerías Unidas Argentina S.A., Cía. Pisquera de Chile S.A., Cervecera CCU Chile Ltda., Inversiones y Rentas S.A., Nexans, Sociedad Matriz SAAM S.A. Sudamericana, Agencias Aéreas y Marítimas S.A., and director of Hapag-Lloyd. He is also an advisor of the board of directors of Viña San Pedro Tarapacá S.A. Prior to 1991, Mr. Perez was chief executive officer of Citicorp Chile and also was vice president of Bankers Trust in Chile. Mr. Perez holds a degree in business administration from the Pontificia Universidad Católica de Chile and a master’s degree in business administration from the University of Chicago.

Jaime Estévez V. has been a member of our board of directors since 2007 and was re-elected in 2014, and is currently a member of the board of directors of Cruzados SADP. Previously, Mr. Estévez was chairman of the board of directors of Banco Estado, a Chilean government-owned bank. Additionally, he has served as a director AFP Provida and AFP Protección, two Chilean private investment pension funds, and as director of Endesa Chile S.A. Mr. Estévez was Minister of Public Works from January 2005 to March 2006, and simultaneously, as Minister of Transportation and Telecommunications. He was also a congressman from March 1990 to March 1998 and president of the Lower Chamber of Congress from March 1995 to November 1996. Mr. Estévez holds a degree in economics from the Universidad de Chile.

Rodrigo Manubens M. has been a member of our board of directors since 2001 and was re-elected in 2014. He is the chairman of Banchile Compañía de Seguros de Vida S.A., director and chairman of the Director Committee of Aguas Andinas S.A. and a director of the Bolsa de Comercio de Santiago (the Santiago Stock Exchange). Mr. Manubens was a member of the board of directors of Banco de A. Edwards from 1999 until 2001. From 1985 to 1999, Mr. Manubens was a member of the board of directors of Banco O’Higgins and retained such position following the merger between Banco O’Higgings and Banco Santiago. From 1995 to 1999, he was chairman of Banco Tornquist in Argentina and a member of the board of directors of Banco Sur in Perú and Banco Asunción in Paraguay. Mr. Manubens also served as a director and chairman of the board of directors of Endesa Chile S.A for ten years. Mr. Manubens holds a degree in business administration from Universidad Federico Santa María and Universidad Adolfo Ibañez and a master’s degree from the London School of Economics and Political Science.

Thomas G. Fürst has been a member of our board of directors since 2004 and was re-elected in 2014. Previously, Mr. Fürst was the vice chairman of the board of directors of Compañía Cervecerías Unidas S.A. and a member of the board of directors of several other companies, including Embotelladoras Chilenas Unidas S.A., Viña Dassault-San Pedro S.A, Southern Breweries Establishment, CCU Argentina S.A. and Compañía Industrial Cerveceria S.A. (CICSA). Mr. Fürst was a founder and member of the board of directors of Parque Arauco. In addition, he is a partner and member of the Board of Directors of Plaza S.A. and Nuevos Desarrollos S.A., owners of 15 shopping centers and two shopping centers under construction in Chile, five shopping centers in Perú and one shopping center and two shopping centers under construction in Colombia. At present, Grupo Plaza is considered the second most prominent chain of malls in South America. Mr. Fürst holds a degree in civil construction from Pontificia Universidad Católica de Chile.

Senior Management

Our current executive officers are as follows:

Executive Officers	Position	Age
Arturo Tagle Quiroz	Chief Executive Officer	56
Rolando Arias	Chief Financial Officer	50
Nelson Rojas P.	General Legal Counsel	61
Mauricio Baeza L.	Manager—Corporate Risk Division	52
Ignacio Vera A.	Manager—Operations and Technology Division	56
Cristián Lagos C.	Manager—People and Organization Division	49
Eduardo Ebensperger O.	Manager—Commercial Division	49
Juan Cooper A.	Manager—Consumer Finance Division	54
Felipe Echaiz B.	Manager—Global Compliance Division	47
Alain Rochette G.	Manager—Corporate and Investment Banking Division	54
Oscar Mehech C.	Manager—Risk Control Division	50
Armando Ariño J.	Manager—Normatives and Procedures Division	49

Arturo Tagle Q. was appointed our Chief Executive Officer in May 2010. From November 2009 to April 2010, he was the Managing Director of our Institutional and Investors Relations Division, and from 2008 to November 2009 he was the Managing Director of our Strategic Development Division. From 2002 to 2007, Mr. Tagle was our Chief Financial Officer and from 1998 to 2001 he was head of our Internal Audit and Control Division. He is also a member of the board of directors of Banchile Asesoría Financiera S.A., Socofin S.A., Banchile Securitizadora S.A., and Banchile Administradora General de Fondos S.A., and a member of the executive committee of Banchile Corredores de Seguros Limitada. Mr. Tagle joined us in 1995. From 1990 to 1994, he was General Manager of the Chilean Bankers Association, and from 1984 to 1989 he was Director of Research at the SBIF. Mr. Tagle has also been the Chief Executive Officer of Sociedad Matriz del Banco de Chile S.A. and SAOS since 1996. He holds a degree in Business Administration from the Pontificia Universidad Católica de Chile and a master’s degree in Business Administration from the University of Chicago.

Rolando Arias S. was appointed our Chief Financial Officer in June 2014. Prior to this position, Mr. Arias was Manager of the Research and Planning Area since 2006. He served as Manager of the Financial Control Area of Banco de Chile after its merger with Banco de A. Edwards from 2002 to 2006. Before this merger, Mr. Arias was in charge of the Planning Area of Banco de A. Edwards from 1997 to 2001. Mr. Arias joined Banco de A. Edwards in 1987 and until 1997 he held various positions related to controlling and planning. Mr. Arias holds a degree in Business Administration from the Pontificia Universidad Católica de Chile.

Nelson Rojas P. has been our general counsel and secretary of our board of directors since 2004. In 2002, he joined us as deputy general counsel. Mr. Rojas joined Banco de A. Edwards in 1987 and was the general counsel and secretary of the board of directors of Banco de A. Edwards from 1997 to 2002. He is also president of the legal affairs committee of the Chilean Bank Association. Mr. Rojas holds a degree in law from the Universidad de Chile.

Mauricio Baeza L. has been the manager of our Corporate Risk Division since December 2005. Mr. Baeza joined us in 1997 and was manager of the risk division of Banco de A. Edwards during 2001. He was risk manager at Banco Santiago from 1993 to 1999. Mr. Baeza is a member of the Board of Socofin S.A. He is also secretary of our director’s loan committee, and participates in the Finance, International and Market Risk Committee, Portfolio Risk Committee and the Operational Risk Committee. Currently he is Chairman of the Risk Committee of the Chilean Banking Association. Mr. Baeza is also a member of the Investment committee of Banchile Fondo Inmobiliario and he is a director of the Foundation Villa Padre Hurtado a charity organization. Mr. Baeza holds a degree in civil engineering from the Pontificia Universidad Católica de Chile.

Cristián Lagos C. joined us as manager of our People and Organization Division in May 2012. From 2008 to March 2012 he was the Corporate Human Resources and Reputational Manager of Compañía General de Electricidad S.A. Before that, he was the Manager of the Planification and Human Resources Division of Banco Sudaméricano, and after the merger between this Bank and Scotiabank, he occupied the same position in the latter. Additionally, he was the Human Resources manager of Chilesat S.A. and Corporate Manager of Telmex S.A after the merger of Chilesat S.A. with said company. Mr. Lagos is a psychologist of the Diego Portales University, and he participated in the PDD Program of ESE.

Ignacio Vera A. was appointed head of our Operations and Technology Division in February 2014. Previously, Mr. Vera was from 2009 to 2013 the Head of Internet, Mobile and Offshore Technology Centers for Barclays Bank. From 2007 to 2009 he was the Chief Technology Service Officer of HSBC Mexico. Prior to this position he worked for HSBC in the Canada Development Centre and was in charge of the corporate and trade Internet solution (HSBCnet). Mr. Vera was also CIO of HSBC Group in Argentina and from 1982 to 1991 he worked at the Stock Exchange Argentina Bank where he held various IT positions. Mr. Vera has a Bachelor in Computer Science degree from the University of Buenos Aires and has taken courses at Wharton School University of Pennsylvania (USA), INSEAD Business School in Fontainebleau (France), and the University of Chicago Booth School of Business (USA).

Eduardo Ebensperger O. has been our Commercial Division Manager since December 1, 2014. He was Manager of the Wholesale Division, including Large Companies and Real Estate, for 6 years prior to his current position. From 2005 to 2007 he was Manager of Large Companies and between 2002 and 2005 he was General Manager of the subsidiary Banchile Factoring S.A. Mr. Ebensperger joined Banco Edwards in 1989. He was appointed as Regional Branch Manager in 1997 and later was appointed as the Division Manager of Medium Size Companies. He is currently Chairman of the Board of Artikos S.A, a member of the Boards of Banchile Asesoría Financiera S.A., Banchile Securitizadora S.A., Banchile Administradora General de Fondos S.A., and a member of the executive committee of Banchile Corredores de Seguros Limitada. He also participates in the following Committees: Banchile Leasing, GTS, Factoring, and Operational Risk Management. Mr. Ebensperger holds a degree in Business and Economic Science from the Universidad de Chile.

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

Armando Ariño J. joined Banco de Chile in March 2015 as Manager of our Division of Procedures and Rules. Mr. Ariño was the manager of IT Division in Corpbanca since November 2000, and from 2005 to 2011 was responsible for all Corpbanca’s Backoffice Services. He was the leader executive for design of Operational Model and IT transformation plan execution and in 2009 he was Vice President of the Operational Committee of the Chilean Bank Association. From 2011 to 2014 he was a member of the Strategic Project Office responsible for the acquisition and merger of Santander Colombia and Helm Bank. Mr. Ariño holds a degree in Systems Engineering from the Universidad INCCA de Colombia.

COMPENSATION

The table below presents the amount of compensation, as established by our shareholders, to the members of our board of directors for the year ended December 31, 2014. These amounts include remuneration for services, fees for attendance at meetings of our board of directors, meetings of committees of our board of directors and meetings of board of directors of our subsidiaries, consulting services and travel expenses.

Name of Director	Remuneration		Fees for Attending Meetings of our Board of Directors	Fees for Attending Meetings of Committees of our Board of Directors and Meetings of the Board of Directors of our Subsidiaries(1)	Consulting	Total
			(in millions of Ch$)
Pablo Granifo Lavín	383	(2)	52	365	—	800
Andrónico Luksic Craig	155		10	—	—	165
Jorge Awad Mehech	52		24	130	—	206
Gonzalo Menéndez Duque	52		23	115	26	216
Jaime Estévez Valencia	52		26	106	—	184
Rodrigo Manubens Moltedo	52		24	51	—	127
Jorge Ergas Heymann	52		19	60	—	131
Francisco Pérez Mackenna	52		22	55	—	129
Thomas Fürst Freiwirth	52		19	40	—	111
Jean-Paul Luksic Fontbona	52		9	—	—	61
Francisco Aristeguieta Silva	—		—	—	—	—
Juan Enrique Pino Visinteiner	—		—	—	—	—
Juan José Bruchou	—		—	—	—	—
Other subsidiary directors	—		—	147	80	227

Total	954		228	1,069	106	2,357

(1)	Includes fees paid to members of the Advisory Committee of Banchile Corredores de Seguros Ltda. of Ch$16 million.
(2)	Includes an incentive payment of Ch$226 million for achieving the Bank’s forecasted earnings.

For the year ended December 31, 2014 fees paid for advisory services to the Board of Directors were Ch$179 million, while travel and other related expenses amounted to Ch$226 million.

Consistent with Chilean law, we do not disclose to our shareholders, or otherwise make public, information regarding the compensation of our executive officers. For the year ended December 31, 2014, the aggregate amount of compensation paid to our executive officers, including the executive officers of our subsidiaries, was Ch$9,126 million. Pursuant to the Chilean Corporations Law, our directors/audit committee must approve compensation plans, but we are not required to have a compensation committee. For the year ended December 31, 2014, no amounts were set aside or accrued by us to provide pension, retirement or similar benefits for our directors and officers. None of our directors is a party to any agreement with us or any of our subsidiaries that provides for benefits upon termination of his appointment as a director.

BOARD PRACTICES

Governance Practices

The board of directors delegates certain functions and activities to our committees to research, evaluate and report to the board of directors regarding specific matters which may affect our businesses.

The Directors/Audit Committee

Prior to March 24, 2005, our directors committee and audit committee were separate committees performing independent functions for the board of directors. On March 24, 2005, the board of directors approved the merger of our directors committee with our audit committee, forming the directors/audit committee. The directors/audit committee’s primary objectives are to seek the efficiency, maintenance, application and functioning of our internal control systems and compliance with applicable rules and procedures governing our business; to identify our business risks; to supervise the activities of Internal Audit, ensuring their independence from management; to serve as an mediator and coordinator of tasks between the internal audit work and our independent auditors; to act as a communication channel between our internal audit team, our independent auditors and our board of directors; and to perform the duties established by article 50 bis of the Chilean Law of Corporations (Ley 18.046 sobre Sociedades Anónimas).

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

The directors/audit committee met 19 times during 2014. The budget of the directors/audit committee is approved annually at the ordinary annual shareholders’ meeting. The directors/audit committee satisfies the applicable requirements of the SBIF and operates pursuant to a charter document. The SBIF recommends that at least one of the members of the directors/audit committee be experienced with respect to the accounting procedures and financial aspects of banking operations. The directors/audit committee submits a report regarding its activities to our board of directors after each directors/audit committee meeting and presents an annual report at our ordinary annual shareholder’s meeting. As established in the directors/audit committee’s charter, the chief executive officer, the general counsel and the manager of our Risk Control Division, or their respective deputies, shall also attend the directors/audit committee meetings. The directors/audit committee may also invite other persons to attend meetings.

The directors/audit committee may appoint independent personnel to carry out specific duties. The directors/audit committee’s specific objectives include:

•	Seeking efficiency, maintenance, application and functioning of our internal control systems, and compliance with rules and procedures;

•	Supervising compliance with rules and procedures governing the banking business and identifying the business risks of our and our subsidiaries’ activities;

•	Supervising the activities of our Risk Control Division and ensuring its independence from management;

•	Serving as an intermediator and coordinator of tasks between our internal audit work and our independent auditors, and acting as a communication channel between these teams and our board of directors;

•	Proposing to the board of directors the independent auditors and the credit rating agencies to be proposed at the shareholders meeting;

•	Analyzing the reports, content, procedures and scope of the revisions by our independent auditors and credit rating agencies;

•	Analyzing the reports of internal audits and revisions and analyzing and reviewing the annual audit program;

•	Analyzing the interim and annual financial statements;

•	Analyzing our financial statements included in the Form 20-F;

•	Gathering information on accounting changes occurring during the year and their effects;

•	Reviewing issues affecting the internal control systems;

•	Analyzing the remuneration systems and compensation plans for managers and executive officers;

•	Analyzing the 2014 annual performance self-evaluation process;

•	Analyzing related party transactions pursuant to Title XVI of the Chilean Corporations Law;

•	Analyzing policies relating to operational risk and progress in the risk-management process and SOX self-evaluation;

•	Analyzing and informing on matters related to the Global Compliance Division, principally regarding the revision of policies for detecting and sanctioning money laundering transactions; and

•	Reviewing customer claims filed with the SBIF and the Customer defense Division of the Chilean Association of Banks and Financial Institutions.

Portfolio Risk Committee

The main function of the portfolio risk committee is to inform our board of directors of changes in the composition and risk of our loan portfolio, and our corresponding global exposure, sector-specific exposure or business-specific exposure. The portfolio risk committee closely reviews the performance of our principal debtors, past-due loan ratios, past-due loan indicators, write-offs and allowances for loan losses.

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

A member of the Corporate Risk Division is required to approve most credit decisions exceeding UF 6,000. Such decisions are made by different loan committees, the highest of which, in terms of hierarchy, is the board loan committee, composed of our chief executive officer, and at least three members of our board of directors, all of whom review all transactions exceeding UF 750,000 on a weekly basis. Any member of the board of directors may participate in the board loan committee.

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

This committee includes the chairman of our board of directors, two members of our board of directors, our chief executive officer, and the chief executive officer of Banchile Administradora General de Fondos S.A. The manager of our Risk Control Division, the manager of our Global Compliance Division, our general counsel, the manager of our Operations and Technology Division, and the manager of our asset laundering prevention area may also attend and participate in the meetings.

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

Upper Operational Risk Committee

Created in April 2014, the Upper Operational Risk Committee is responsible for (i) identifying the Bank and its subsidiaries’ exposure to operational risk at both an entity and business level; (ii) evaluating our corporate strategy for managing operational risk, information security management system, business continuity and reputational risk; (iii) approving strategies as defined by the Operational Risk Executive Committee in accordance with the Bank’s operational risk policy; (iv) encouraging the establishment of guidelines and directing efforts to properly manage and mitigate operational risk; (v) reporting to the board on the management model and the level of operational risk exposure of the Bank and its subsidiaries and additional mitigation and/or prevention efforts adopted by the Bank; (vi) ensuring compliance with the current regulatory framework and optimizing capital use; (vii) ensuring compliance with the Bank’s operational risk policy; and (viii) ensuring that our strategy and defined plans ensure the solvency of the Bank and its subsidiaries in the long run by avoiding risk contingencies that could jeopardize the continuity of the Bank.

This committee is composed of three members of our board of directors, our chief executive officer, the manager of our Corporate Risk Division, the manager of our Operations and Technology Division, and the manager of our Operational Risk Area.

Leasing Committee

The main function of the Leasing Committee is to review the monthly evolution and results of our Leasing Area by means of a report that consolidates the management of the business divisions of the Bank.

This committee includes the chairman of our board of directors, one member or advisor of our board of directors, our chief executive officer, the manager of our Commercial Division, the manager of branches of our Commercial Division, the manager of Products for Corporations and the manager of the Leasing Area.

Factoring Committee

The Factoring Committee was set up in 2013, after the merger of Banchile Factoring S.A. with us. Its purpose is to analyze the evolution and results of our Factoring Area in terms of volume, prices, margins, provisions and expenses and analyze the factoring product for each business area of the Bank.

This committee is chaired by the chairman of our board of directors, one member or advisor of our board of directors, our chief executive officer, the manager of our Commercial Division and the manager of the Marketing and Products Area of the Commercial Division.

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

Banchile Corredores de Seguros Committee

The main purpose of the Banchile Corredores de Seguros Committee is to analyze the growth and results of our insurance brokerage subsidiary.

This committee is composed of the chairman and one member of our board of directors, our chief executive officer, the manager of our Commercial Division, the manager of our Consumer Finance Division and the chief executive officer of Banchile Corredores de Seguros Ltda.

Committees composed of Banco de Chile’s senior management

The main committees composed of Banco de Chile’s senior management executives are:

Disclosure Committee

In May 2003, we established the disclosure committee to ensure accurate market disclosure of our and our subsidiaries’ consolidated financial information. The members of the disclosure committee include our Chief Financial Officer, our chief accountant, our senior lawyer for international matters, the manager of our Research and Planning Area, and the manager of our Risk Arquitecture Area. The manager of our Risk Control Division may participate in the Committee as well.

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

To meet these goals and promote a culture of ethical behavior, the ethics committee sets policies on ethics and ensures their compliance, develops training plans related to ethics in our business, and reinforces positive behavior among our staff. The ethics committee also acts as a forum to address, discuss and resolve any conduct by our staff that is inconsistent with our values. This committee is chaired by the manager of our People and Organization Division and includes our general counsel, the manager of our Risk Control Division, the manager of our Global Compliance Division, the manager of our Consumer Finance Division, and the manager of our Commercial Division.

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

This committee is chaired by our chief executive officer and includes the manager of our Corporate Risk Division, our chief financial officer, the manager of our Operations and Technology Division, and the manager of our Operational Risk Area. The manager of our Risk Control Division, our general counsel, the manager of Clients Area of the Commercial Division, and the head of the Security and Risk Prevention Area may participate in this committee as well.

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

This committee is chaired by our chief executive officer, the manager of our Commercial Division, the manager of our Consumer Finance Division, the manager of our Operations and Technology Division, the manager of the Marketing and Products Area of the Commercial Division, the manager of Clients Area of the Commercial Division and the manager of the Quality Area of the Commercial Division.

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

EMPLOYEES

The following table shows a breakdown of our full-time, permanent employees at the dates indicated:

	As of December 31,
	2012	2013	2014
Banco de Chile	10,737	11,023	11,190
Subsidiaries	3,844	3,700	3,613

Total	14,581	14,723	14,803

As of December 31, 2014, we had 14,803 employees (on a consolidated basis). 8,297 of our employees were unionized, which represented 56.0% of the total employees of the Bank and its subsidiaries. As of the same date, all management positions were held by non-unionized employees.

During 2012 we renegotiated the existing collective agreements of two of our subsidiaries, Socofin and Promarket, which jointly represented 17.3% of our total workforce as of December 31, 2012. Both of these agreements were due to expire in 2012. For one of the agreements we reached a two-year agreement, whereas for the others we signed four-year agreements.

These collective bargaining processes allowed us to standardize benefits among all of our employees, since we previously had multiple benefits programs due to our successive merger transactions.

In 2014, we renegotiated the existing collective bargaining agreements with five of the Bank’s unions and one of our subsidiaries’ (Promarket) unions. Although some of the collective bargaining agreements associated with our unions were due to expire in 2015, we decided to renegotiate them in advance. We reached four-year agreements expiring in 2018 for all of the collective bargaining agreements renegotiated with the Bank’s unions. In the negotiation of Promarket’s union, we agreed to a three-year agreement that expires in 2017. We believe all of these agreements reflect the satisfactory relationships between the Bank and its employees, while reinforcing our commitment to their career development.

We have comprehensive personnel training and development programs that include internal courses on operational, technical and commercial matters, as well as participation in external seminars and conferences. In 2014, the total cost of training programs was approximately 0.7 % of our consolidated personnel expenses. These expenses were associated with 790 training courses that were attended by 11,394 people. According to our management information systems, every trained person attended—on average—approximately 3.3 training courses during 2014. In addition, for the year ended December 31, 2014 the Bank granted 465 scholarships to staff members for specialization purposes.

We do not maintain any pension or retirement programs for the vast majority of our employees. We do, however, pay certain long-serving key employees a severance payment upon retirement. Although we have provided productivity bonuses to individual employees on a discretionary basis, we do not maintain a formal profit-sharing plan.

SHARE OWNERSHIP

Mr. Andronico Luksic and Mr. Jean Paul Luksic, members of our board of directors since March 2002 and April 2013, respectively, together with members of their family, control Quiñenco S.A. As of April 17, 2015, Quiñenco directly and indirectly owns 50% of LQIF, which in turns owns directly 25.71% of our outstanding shares and 0.19% through Inversiones LQ-SM Ltda. Quiñenco S.A also directly holds 0.11% of our total common stock. Additionally, Quiñenco S.A. holds 51.17% of the voting rights in Banco de Chile (directly and indirectly through shares of SM-Chile S.A. that are owned by LQIF and Inversiones LQ-SM Ltda. (“LQ-SM”). See Item 7—Major Shareholders, footnote (3)).

LQIF and LQ-SM are investment vehicles incorporated under Chilean law through which Quiñenco S.A. and Citigroup hold their ownership interests in Banco de Chile. As part of the strategic partnership between Citigroup and Quiñenco, they entered into a framework agreement which was included in our 6-K filed on July 20, 2007. Pursuant to this agreement and following the merger of Citibank Chile into Banco de Chile, Quiñenco S.A. and Citigroup became the shareholders of LQIF, the parent corporation of Sociedad Matriz del Banco de Chile S.A. (“SM-Chile”) and Banco de Chile, among other companies. LQ-SM is an investment vehicle whose major shareholder LQIF owns 99.99% of its shares.

As of April 17, 2015, Citigroup is the owner of 50% of LQIF and Quiñenco, directly and indirectly, owns 50% of LQIF. Regardless of any increase in participation by Citigroup, however, the framework agreement provides that Quiñenco will remain in control of LQIF and the corporations that are directly or indirectly controlled by LQIF. Accordingly, Quiñenco will maintain the power to elect the majority of the directors of LQIF, SM-Chile and Banco de Chile.

Mr. Jacob Ergas controls Ever I Bae S.p.A., Ever Chile S.p.A. and Inversiones Aspen Limitada. As of April 17, 2015, these holding companies own 2.22%, 2.22% and 1.54% of our outstanding shares, respectively. Mr. Ergas holds 5.98% of the voting rights in Banco de Chile through these holding companies. Mr. Jacob Ergas has not been a member of the board since March 2011, when Mr. Jorge Ergas was appointed to the board of directors. Mr. Jacob Ergas and Mr. Jorge Ergas are father and son.

None of our directors or senior management directly owns 1% or more of our outstanding common stock. Further, none of our directors (including Mr. Andronico Luksic and Mr. Jean Paul Luksic) or senior management have different or preferential voting rights with respect to the shares they own.

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

Currently, our major shareholder LQIF holds 51.17% (together with LQ-SM, as further explained below) of the voting rights of our shares. LQIF and Inversiones LQ-SM Ltda. are vehicles incorporated under Chilean law through which Quiñenco S.A. and Citigroup hold their ownership interests in Banco de Chile. Additionally, Quiñenco S.A. has a direct participation of 0.11% in our total common stock. The voting rights of LQIF and LQ-SM is the result of the right of LQIF and LQ-SM, pursuant to applicable law and bylaws, to vote (i) our shares owned by LQIF and LQ-SM; (ii) our shares owned by SM-CHILE, based on the ownership percentage of LQIF and LQ-SM in SM-CHILE; and, (iii) our shares owned by SAOS, as a shareholder of SM-CHILE, based on the ownership percentage of LQIF and LQ-SM in SM-CHILE, at our shareholders’ meetings. According to the bylaws of SM-CHILE, the voting rights of SM-CHILE, shares (Series A, B and D) which in turn possess voting rights over Banco de Chile shares, are exercised in accordance with the following rule: each share of SM-CHILE, exercises the voting rights of one of our shares plus 2.38337827 of our shares owned by SAOS. The latter factor is the result of dividing the number of our shares owned by SAOS (28,593,701,789)

by the number of total outstanding shares of SM-CHILE, Series A, B and D (11,997,131,195). Consequently, each SM-CHILE share (Series A, B and D) with voting rights over our shares may vote 3.38337827 shares of Banco de Chile. SM-CHILE’s Series E exercises voting rights of Banco de Chile shares in a one-to-one ratio.

Major Shareholders

The following table sets forth certain information regarding the ownership of outstanding shares as of April 17, 2015 for the following:

•	each person or entity who is known by us to own beneficially more than 5% of our outstanding shares capital or voting rights; and SAOS, LQIF and SM-Chile.

•	our directors and members of our executive management group, as a group.

Ownership in Banco de Chile(1)

(As of April 17, 2015)

Name	Amount Owned	Percentage
SAOS(2)	28,593,701,789	30.21%
SM-CHILE	12,138,549,725	12.82%
LQIF and LQ-SM(3)	24,512,659,593	25.90%
Jacob Ergas(4)	5,651,242,095	5.98%
Directors and executive officers as a group(5)	1,173,961,591	1.24%

Voting Rights in Banco de Chile

(As of April 17, 2015)

Name	Amount Owed	Percentage
LQIF and LQ-SM	48,430,601,136	51.17%
Jacob Ergas	5,651,242,095	5.98%
Directors and executive officers as a group(6)	1,448,896,259	1.53%

(1)	Percentages are based on 94,655,367,544 shares outstanding as of April 17, 2015. Each share has one vote and all shares have identical voting rights. We have no shares outstanding with special voting rights.
(2)	SM-CHILE beneficially owns 100% of SAOS. Our shares owned by SAOS (which are all pledged as collateral in favor of the Chilean Central Bank to secure repayment of the Central Bank indebtedness) possess economic rights that belong to the Chilean Central Bank, although the voting rights, pursuant to the by-laws of both SAOS and SM-CHILE, are exercised by the shareholders of SM-CHILE, at the Bank’s shareholders’ meetings. In terms of economic rights, all classes of shares of SM-Chile have the right to receive dividends, with the exception of class A shares, which do not have this right (classes B, D and E are entitled to dividends from the income generated by SM-Chile when we decide to distribute dividends).
(3)	LQIF and LQ-SM hold 47.13% and 11.11%, respectively, of SM-Chile’s total shares. The total percentage ownership of LQIF and LQ-SM in SM-CHILE was calculated by adding the total number of shares of LQIF and LQ-SM, as shareholders of record, divided by the total number of shares issued by SM-Chile. LQIF and LQ-SM do not beneficially own all of our shares owned by SM-CHILE because SM-CHILE has, as of April 17, 2015, a total of 17,276 shareholders. LQ-SM is an investment vehicle whose major shareholder LQIF owns 99.99% of its shares. As of its incorporation date (August 26, 2002), we were informed that LQ-SM’s total capital was CLP$73,175,029,140. In connection with the framework agreement executed between Citigroup, Inc. and Quiñenco S.A. in July 2007 and following the merger of Citibank Chile into Banco de Chile, Citigroup became a shareholder of LQIF. As of April 17, 2015, Citigroup is the owner of 50% of LQIF, and Quiñenco directly and indirectly owns 50% of LQIF. Regardless of any increase in participation by Citigroup, however, the agreement provides that Quiñenco will remain in control of LQIF and the corporations that are directly or indirectly controlled by LQIF. Accordingly, Quiñenco will maintain the right to elect the majority of the directors of LQIF, SM-CHILE and Banco de Chile. As of December 31, 2014, members of the Luksic family or their affiliates beneficially owned 81.4% of the common shares of Quiñenco S.A. Mr. Andrónico Luksic and Mr. Jean Paul Luksic are members of our board of directors.
(4)	Mr. Jacob Ergas holds his shares through Ever 1 Bae S.p.A., Ever Chile S.p.A. and Inversiones Aspen Ltda., which are holding companies under his control. Mr. Jacob Ergas has not been a member of the board since March 2011 when Mr. Jorge Ergas was appointed director of the board. Mr. Jacob Ergas and Mr. Jorge Ergas are father and son, respectively.

(5)	Percentage reflects direct and indirect share ownership, excluding the share ownership of Mr. Andronico Luksic, Mr. Jean Paul Luksic and Mr. Jorge Ergas, members of our board of directors, whose direct and indirect ownership is reflected and discussed under the share ownership of LQIF, LQ-SM and Jacob Ergas above.
(6)	Percentage reflects direct and indirect share ownership, excluding the share ownership of Mr. Andronico Luksic, Mr. Jean Paul Luksic and Mr. Jorge Ergas, members of our board of directors, whose direct and indirect ownership is reflected and discussed under the share ownership of LQIF, LQ-SM and Jacob Ergas above.

The following charts provide additional information on the voting rights held by LQIF and LQ-SM as of April 17, 2015:

Voting rights of LQIF in Banco de Chile

Ownership	Shares owned by LQIF	Voting Ratio	LQIF Voting Shares as a result of the application of Voting Ratio in BCH	Voting Rights of LQIF (as %) in BCH
Direct ownership in BCH	24,332,365,224	1.00000000	24,332,365,224	25.71%
Shares SM-A	—	3.38337827	—	—
Shares SM-B	5,497,274,771	3.38337827	18,599,360,004	19.65
Shares SM-D	223,364,308	3.38337827	755,725,945	0.80
Shares SM-E	—	1.00000000	—	—

Total LQ-SM in BCH	30,053,004,303		43,687,451,173	46.16%

Voting rights of LQ-SM in Banco de Chile

Ownership	Shares owned by LQ-SM	Voting Ratio as set in SM-CHILE By laws	LQ-SM Voting Shares as a result of the application of Voting Ratio in BCH	Voting Rights of LQ-SM (as % ) in BCH
Direct ownership in BCH	180,294,369	1.00000000	180,294,369	0.19%
Shares SM-A	377,528,973	3.38337827	1,277,323,323	1.35
Shares SM-B	971,080,384	3.38337827	3,285,532,269	3.47
Shares SM-D	—	3.38337827	—	—
Shares SM-E	—	1.00000000	—	—

Total LQ-SM in BCH	1,528,903,726		4,743,149,961	5.01%

RELATED PARTY TRANSACTIONS

In the ordinary course of our business, we engage in a variety of transactions with certain of our affiliates and related parties. Financial information concerning these transactions is set forth in Note 39 to our audited consolidated financial statements as of and for the year ended December 31, 2014, appearing elsewhere in this annual report. The Chilean Corporations Law was amended in October 2009 by Law No. 20,382, which also introduced changes to several others laws to improve Chilean corporate governance. As part of these changes, the concept of related party transactions in the Chilean Corporations Law was amended. The new regulation established different treatment for closely held corporations and for publicly held corporations.

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

We believe that we have complied with the applicable requirements of the Chilean Corporations Law in all transactions with related parties and affirm that we will continue to comply with such requirements. See Note 39 to our audited consolidated financial statements as of and for the year ended December 31, 2014, appearing elsewhere in this annual report for a more detailed accounting of our transactions with related parties.

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

On December 19, 2008, Quiñenco S.A., Citigroup Inc. and Citibank Overseas Investment Corporation amended the Framework Agreement (the “Amendment”), and through it the Shareholders’ Agreement mentioned below. The Amendment provided that if Citigroup Inc. did not acquire 8.52% of LQIF’s shares (to hold at least a 41.4778% ownership interest in LQIF) as a consequence of the actions and decisions of any relevant authority in the United States, Quiñenco S.A. shall have the right to compensation as provided in the Amendment, and Citigroup Inc. shall have the option of acquiring either a 41.4778% or a 50% interest in LQIF. Furthermore, the Amendment provided that if for any reason Citigroup Inc. did not exercise any of the call options mentioned in the previous sentence, Quiñenco S.A. or its affiliates, as applicable, shall be entitled to require Citigroup Inc. to sell to them an amount of shares of LQIF such that, after such sale, Quiñenco S.A. shall directly or through its affiliates own an 80.1% ownership interest in LQIF. If this had occurred, Citigroup Inc.’s governance and other shareholder rights mentioned in the preceding paragraph should have been those provided in Clause Six of the Shareholders’ Agreement referred to below. Notwithstanding these provisions, on January 29, 2010, Citigroup Inc. exercised a call option to acquire 8.52% of LQIF’s shares and, on March 15, 2010, Citigroup Inc. exercised another call option to acquire an additional 8.52% of LQIF’s shares. Consequently, since April 30, 2010 Citigroup Inc. and Citigroup Overseas Investment Corporation indirectly own 50% of LQIF. As a result, since April 30, 2010, Citigroup Inc. has been granted certain corporate governance rights over us, as described above.

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

On December 27, 2007, we entered into the Global Connectivity Agreement with Citigroup Inc. The Global Connectivity Agreement enables us and our clients to become part of Citigroup’s global network and provides a framework for us and Citigroup Inc. to direct new business to both companies. The agreement sets forth the terms upon which we, Citigroup Inc. and our respective affiliates will develop a relationship with respect to cross-border business and certain related services (such as corporate and investment banking services, international personal banking services and global transactions services, among others). The parties agreed on the following principles with respect to implementing the terms of the agreement: (i) the promotion of global connectivity products among Chilean customers, (ii) the setup of a technology platform, (iii) the training of employees and officers, and (iv) the construction of international support networks to carry out the transactions contemplated by the agreement. On February 27, 2009, we and Citigroup amended the Global Connectivity Agreement. The purpose of the amendment was to clarify and supplement the terms of the original agreement with respect to the banking services to be provided in Chile and abroad.

On December 27, 2007, we also entered into a Trademark License Agreement with Citigroup Inc. (the “Trademark License Agreement”) in which Citigroup Inc. granted us a non-exclusive paid-up and royalty-free license to use certain of Citigroup Inc.’s trademarks in Chilean territory. In addition, Citigroup Inc. granted us a license to use its domain name solely in connection with marketing and promoting authorized services in Chilean territory. On February 27, 2009, we and Citigroup Inc. amended the Trademark License Agreement. The amendment requires us to deliver a certificate at least once a year confirming that we are in compliance with the standards set forth in the Trademark License Agreement. In addition, we must comply with certain additional quality control standards approved periodically by Citigroup Inc. relating to certain products, and Citigroup Inc. has the right to review and inspect all materials relating to the offer and sale of certain products. On September 5, 2014 we entered into a new amendment to the Trademark License Agreement with Citigroup Inc. whereby both parties agreed that the authorization to use the licensed marks of Citigroup will include new product lines. On November 18, 2014 we agreed with Citigroup Inc. that, as part of the quality control measures set forth in the Trademark License Agreement, we are required to obtain authorization from other entities whose brands are included in marketing material that incorporates licensed trademarks of Citigroup Inc.; and we agreed that in case of violation of applicable law or economic or reputational harm to Citigroup, the indemnity provisions under the Trademark License Agreement may apply.

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

On December 10, 2014, by means of a public deed signed before a Public Notary, we and our affiliate Banchile Corredores de Seguros Limitada entered into two agreements with Banchile Seguros de Vida S.A.; specifically, the Collective Debtor’s Life Insurance Agreement (“Contrato de Seguro Colectivo de Desgravamen”) and the Collective Debtor’s Life Total and Permanent Disability 2/3 Insurance Agreement (“Contrato de Seguro Colectivo de Desgravamen e Invalidez Total y Permanente 2/3”) (portfolio in pesos and housing subsidies D.S. N° 1 of 2011), both relating to loan mortgages. The aforementioned agreements were entered into pursuant to Article 40 of DFL N° 251 of 1931, General Regulation N° 330 of the Superintendency of Securities and Insurances and Order N° 3,530 of the Superintendency of Banks and Financial Institutions, both dated March 21, 2012, upon which the public bid for the Collective Policy for Life Insurances and Total and Permanent Disability 2/3 Insurance Agreement (portfolio in pesos and housing subsidies D.S. N° 1 of 2011) were awarded to Banchile Seguros de Vida S.A., who offered in both cases the lowest rates. The rates offered were 0.0101% monthly and 0.0103% monthly for the Contrato de Seguro Colectivo de Desgravamen and Contrato de Seguro Colectivo de Desgravamen e Invalidez Total y Permanente 2/3, respectively, including a 14.00% fee for the insurance broker Banchile Corredores de Seguros Limitada.

Loans to Related Parties

As disclosed in Note 39(c) to our audited consolidated financial statements as of and for the year ended December 31, 2014 appearing elsewhere in this annual report, we incurred an aggregate of Ch$304,066 million in expenses and Ch$211,405 million in income from transactions with related parties in 2014, other than loans. As authorized by the General Banking Law, and within the regulatory limits, we hold several outstanding loans owed to us by affiliated corporations. All such loans:

(i)	were made in the ordinary course of business;
(ii)	were made on terms, including interest rates and collateral, substantially the same as those prevailing at the time for comparable transactions with other persons; and

(iii)	did not involve more than the normal risk of collectability or present other unfavorable features.

We held an aggregate of Ch$349,295 million in loans (allowances for loan losses not deducted) to related parties, including Ch$62,203 million in collateral pledged by related parties, as of December 31, 2014. See Note 39(c) to our audited consolidated financial statements as of and for the year ended December 31, 2014 appearing elsewhere in this annual report for details concerning on these transactions.

Item 8	Financial Information

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Audited Consolidated Financial Statements

Please refer to “Item 18. Financial Statements.”

Legal Proceedings

We and our subsidiaries are subject to claims and are parties to legal proceedings in the normal course of business. A summary of certain current legal proceedings is below.

Erroneous Electronic Forwarding of Bank Statements Claim

On August, 2012 Corporación Nacional de Consumidores y Usuarios de Chile (a Chilean consumer association) filed a class action against Banco de Chile pursuant to Law N ° 19,496, whereby the plaintiff demanded that we compensate 52,770 of our current account holders who were affected by erroneous electronic forwarding of bank statements that occurred in July 2012. The plaintiff seeks total compensation of CLP$ 80,000 (approx. U.S.$ 170) for each account holder as well as the reimbursement of maintenance fees charged on current accounts. On September 17, 2014 a judgment was rendered rejecting the action. The judgment was appealed by the plaintiff and currently the claim is under judicial review by the Court of Appeals of Santiago (Corte de Apelaciones de Santiago).

It is not possible to predict the outcome of this proceeding; however, in any case it will not have a material impact on us.

Charges brought under Securities Market Law

On January 30, 2014 the Superintendency of Securities and Insurance (“SVS”) (“Superintendencia de Valores y Seguros”) brought charges against Banchile Corredores de Bolsa S.A. (“Banchile Corredores”) for the alleged infringement of Article 53 second paragraph of Law 18,045 (“Ley de Mercado de Valores”), for certain specific transactions performed during the years 2009, 2010 and 2011 related to Sociedad Química y Minera de Chile S.A.’s shares (SQM-B y SQM-A). In this regard, Article 53 second paragraph of Law 18,045 provides that “…no person may engage in transactions or induce or attempt to induce the purchase or sale of securities, whether or not governed by this Act, by means of any misleading or deceptive act, practice, mechanism or artifice… .”

On October 30, 2014, the SVS imposed a fine of UF 50.000 (approximately U.S.$2.0 million as of December 31, 2014) on Banchile Corredores, based on alleged infringement of Article 53 second paragraph of Law 18,045 for a specific transaction of SQM-A’s shares intermediated by Banchile in 2011. Banchile has filed a claim against that resolution before the 11th Santiago Civil Court requesting to void such fine. The process is currently ongoing. According to Banchile Corredores’ attorney in charge of the claim, there are valid grounds to obtain a favorable judgement in favor of Banchile Corredores.

Consumer Protection Claims

On February 21, 2014, Banco de Chile was notified of a complaint filed by the National Consumer Service (Servicio Nacional del Consumidor, or “SERNAC”) in the Twelfth Civil Court of Santiago as a collective action pursuant to Law No. 19,496. The legal action challenges certain clauses that exists in the Person Products Unified Agreement (“Contrato Unificado de Productos de Personas”) regarding fees on lines of credit for overdrafts and the validity of tacit consent to changes in fees, charges and other conditions in consumer contracts. The Bank has answered the complaint and asked the court to dismiss all charges. With regard to the same matter, on January 16, 2015 Banco de Chile was notified of a complaint submitted by the National Corporation of Consumers and Users of Chile (“Corporación Nacional de Consumidores y Usuarios de Chile” or “CONADECUS”) in the Twenty-Third Civil Court of Santiago as a collective action pursuant to Law No. 19,496. The claims under this action are basically the same as those alleged by SERNAC before the Twelfth Civil Court of Santiago, mentioned above, along with a claim for the outsourcing of certain services related to our clients’ current account data.

On December 10, 2014, Banco de Chile was notified of a collective action submitted by the National Organization of Consumers and Users of Chile (“Organización de Consumidores y Usuarios de Chile” or “ODECU”) in the Fifth Civil Court of Santiago requiring the Court to declare the invalidity of certain provisions of the Person Products Unified Agreement which are alleged to be abusive. These provisions refer to the use of banking cards, ID numbers and passwords in order to execute certain services with us. The plaintiff alleges that, in case of phishing or pharming, the bank and not the client should be responsible for proving the client’s diligence in the use of self-service channel services.

At this stage, the potential effects of a judgment in the claims mentioned above cannot be quantified.

In the ordinary course of business, we have other lawsuits and legal proceedings that will not have an adverse effect on us. According to our policies, we have established contingency allowances that may arise from lawsuits and legal proceedings. See Note 27 (c) to our the Consolidated Financial Statements for the years ended December 31, 2013 and 2014, appearing elsewhere in this report.

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

In March 2013, our shareholders at the ordinary annual shareholders meeting agreed to the distribution and payment of dividend No. 201 in the amount of Ch$3.41625263165 per ordinary share, with a corresponding charge to our 2012 net distributable income. As mentioned in our previous 20-F report, “Banco de Chile-T series” shares did not have right to receive dividends and fully paid-in shares in respect of our net distributable earnings for fiscal year 2012. Once such dividends and fully paid-in shares were distributed, the Banco de Chile-T shares were automatically converted into Banco de Chile shares.

In March 2014, our shareholders at the ordinary annual shareholders meeting agreed to the distribution and payment of dividend N° 202 in the amount of Ch$3.48356970828 per ordinary share, with a corresponding charge to our 2013 net distributable income.

In March 2015, our shareholders at the ordinary annual shareholders meeting agreed to the distribution and payment of dividend N° 203 in the amount of Ch$3.42915880220 per ordinary share, with a corresponding charge to our 2014 net distributable income.

The following table sets forth the cash dividends declared per common share during the years ended December 2012, 2013 and 2014:

	As of and for the Year Ended December 31,
	2012	2013	2014
	(in Ch$, except percentages)			(in U.S.$)
Chile GAAP:
Dividend payout ratio(1)	69.22%	73.45%	71.67%	—
Dividend per Common Share(2)—for shares not pledged to the Central Bank	2.98	3.42	3.48	0.008
Dividend per Common Share(2)—for shares pledged to the Central Bank(3)	4.26	4.88	4.98	0.006
Average Dividend per Common Share	3.41	3.90	3.95	0.007

(1)	Dividend payout ratio is calculated by dividing the amount of dividends paid by the earnings per share of the prior year.

(2)	Dividends per share are calculated by dividing the amount of the dividend paid during each year by the previous year’s number of shares outstanding.
(3)	Includes additional payments to the Central Bank by amounts of Ch$37,301 million in 2012, Ch$42,696 million in 2013 and Ch$43,537 million in 2014, pursuant to Law No. 19,396.

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

At the extraordinary shareholders’ meeting held on March 26, 2015, our shareholders agreed to a stock dividend in connection with the capitalization of 30% of our distributable net income for the fiscal year ended December 31, 2014 through the issuance of fully paid-in shares, of no par value, with a value of Ch$65.31 per share. The stock dividend will be distributed to the shareholders at the fixed rate of 0.02250251855 fully paid-in shares per share currently held, subject to the exercise of the options established in article 31 of Law 19,396. This capitalization is currently subject to the SBIF’s approval.

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

As mentioned under “Stock Dividends”, at the extraordinary shareholders’ meeting held on March 26, 2015, our shareholders agreed to a stock dividend in connection with the capitalization of 30% of our distributable net income obtained during the fiscal year 2014, through the issuance of fully paid-in shares, of no par value, with a value of Ch$65.31 per share. This stock dividend will be distributed to the shareholders at the fixed rate of 0.02250251855 fully paid-in shares per share currently held, subject to the exercise of the options established under article 31 of Law 19,396. After this capitalization, the Bank’s paid-in capital will amount to Ch$2,041,172,778,777. As mentioned before, this capitalization is currently subject to the SBIF’s approval.

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

The Chilean securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States. The Santiago Stock Exchange, which is Chile’s main exchange, had a market capitalization of approximately U.S.$234 billion as of December 31, 2014. As of the same date, the total annual trading turnover was approximately U.S.$31,837 million while the average monthly trading turnover was approximately U.S.$2,653 million. The Santiago Stock Exchange was established in 1893 and is a private company whose equity consists of 48 shares owned by 44 shareholders. As of December 31, 2014, 230 companies and 251 series of shares were listed on the Santiago Stock Exchange.

According to information provided by the SVS, as of September 30, 2014 (the latest available data) the Santiago Stock Exchange accounted for 93.1% of the equity trading in Chile. As of the same date, approximately 6.9% of equity trading in Chile was conducted on the Chilean Electronic Stock Exchange. The remaining amount of equities was traded on the Valparaiso Stock Exchange.

In addition, as reported by the Santiago Stock Exchange, the ten largest companies in terms of market capitalization represented, as of December 31, 2014, approximately 45.1% of the Santiago Stock Exchange’s aggregate market capitalization and accounted for approximately 47.6% of its equity trading. During 2014 approximately 30.3% of the companies listed on the Santiago Stock Exchange had their shares traded on an average of 70% or more of the exchange’s trading days.

Our ADSs, each representing 600 shares of common stock, without nominal (par) value, have been listed on the NYSE since January 2, 2002 under the symbol “BCH.” JPMorgan Chase Bank is our depositary for purposes of the ADSs. As of December 31, 2014, a maximum of 3,633,353 ADSs were outstanding (equivalent to 2,180,011,800 shares of common stock or 2.3% of the total number of issued shares of common stock as of the same date). Since certain of our ADSs are held by brokers or other nominees, the number of record holders in the United States may not be fully indicative of the number of direct beneficial owners in the United States or of where the beneficial owners of such shares are resident.

In January of 2014, 1,809,000,000 ADSs were offered and sold by LQIF in the United States and elsewhere outside Chile.

In 2002 we listed our shares of common stock on Latibex. Trading of these shares started on October 8, 2002 under the code “XBCH,” grouped in trading units of 600 shares. Effective October 18, 2013, we voluntarily delisted our trading units from Latibex.

In addition, since December 20, 2002, our trading units are listed on the LSE.

The table below shows, for the periods indicated, the annual, quarterly and monthly high and low closing prices (in nominal Chilean pesos) of the traded shares of our securities, labeled “Chile” series, on the Santiago Stock Exchange, the Electronic Stock Exchange and the Valparaiso Stock Exchange:

	Santiago Stock Exchange		Electronic Stock Exchange		Valparaiso Stock Exchange
Period	High	Low	High	Low	High	Low
	(Ch$ per share of our common stock)(1)
Annual Price History
2010	72.6	45.1	73.2	44.7	72.7	44.7
2011	74.0	57.2	74.7	57.0	74.4	58.4
2012	79.5	64.5	79.5	64.1	77.7	64.5
2013	80.3	69.0	80.3	68.3	80.0	68.5
2014	75.3	66.3	75.8	66.3	73.5	69.5
2015 (through April 17th)	73.0	68.9	73.0	68.9	72.3	70.7

Quarterly Price History
2010
1st Quarter 2010	55.9	45.1	56.4	44.7	55.5	44.7
2nd Quarter 2010	57.8	51.3	57.8	51.2	57.0	51.4
3rd Quarter 2010	72.6	54.9	73.2	54.9	72.7	54.9
4th Quarter 2010	72.6	68.6	72.8	68.0	72.6	68.5
2011
1st Quarter 2011	74.0	63.0	74.7	62.1	74.4	63.1
2nd Quarter 2011	69.7	65.1	69.9	62.0	69.0	65.7
3rd Quarter 2011	69.3	57.2	70.0	57.0	68.5	58.4
4th Quarter 2011	73.2	59.0	73.6	58.4	73.2	59.0
2012
1st Quarter 2012	79.5	71.0	79.5	70.5	77.7	71.1
2nd Quarter 2012	76.6	68.7	78.5	68.8	75.6	68.8
3rd Quarter 2012	70.9	64.5	70.9	64.1	69.6	64.5
4th Quarter 2012	77.4	66.0	76.9	65.7	76.9	66.0
2013
1st Quarter 2013	80.3	72.2	80.3	71.8	80.0	73.6
2nd Quarter 2013	74.7	69.0	74.9	68.3	74.5	68.5
3rd Quarter 2013	79.8	69.1	79.9	69.1	78.2	70.0
4th Quarter 2013	78.4	73.4	78.5	73.3	—	—
2014
1st Quarter 2014	75.2	66.3	75.8	66.3	70.6	70.4
2nd Quarter 2014	75.3	69.8	75.5	68.0	—	—
3rd Quarter 2014	74.5	70.9	74.4	70.9	73.5	73.5
4th Quarter 2014	75.3	69.0	75.5	69.0	69.5	69.5
2015
1st Quarter 2015	73.0	68.9	73.0	68.9	72.3	72.3

Monthly Price History
November 2014	75.3	71.7	75.5	70.4	—	—
December 2014	73.3	69.8	73.4	69.2	69.5	69.5
January 2015	72.3	68.9	72.0	68.9	—	—
February 2015	72.6	70.4	72.7	69.9	72.3	72.3
March 2015	73.0	69.4	73.0	68.9	—	—
April 2015 (through April 17th)	72.0	70.2	72.4	70.3	70.7	70.7

Sources: Santiago Stock Exchange, Electronic Stock Exchange and Valparaiso Stock Exchange—Official Quotation Bulletins and Bloomberg.

(1)	Pesos per share reflect nominal price at trade date.

The table below shows the annual, quarterly and monthly high and low closing prices, as reported by the NYSE and Latibex:

	New York Stock Exchange		Latibex
Period	High	Low	High	Low
	(U.S.$ per ADS)(1)		(Euros per Trading Unit)(2)
Annual Price History
2009	53.90	31.85	37.45	22.81
2010	92.50	53.72	68.65	37.33
2011	90.35	66.63	72.60	52.80
2012	99.11	80.33	72.60	58.20
2013	102.00	81.00	85.80	56.40
2014	84.91	67.38	—	—
2015 (through April 17th)	70.98	64.30	—	—

Quarterly Price History
2010
1st Quarter 2010	64.41	53.72	46.93	37.33
2nd Quarter 2010	65.63	56.25	51.60	42.50
3rd Quarter 2010	90.20	61.00	66.30	48.29
4th Quarter 2010	92.50	85.16	68.65	61.00
2011
1st Quarter 2011	90.35	78.37	68.90	55.85
2nd Quarter 2011	89.81	83.00	61.30	54.00
3rd Quarter 2011	90.23	69.85	62.40	53.40
4th Quarter 2011	85.84	66.63	72.60	52.80
2012
1st Quarter 2012	99.11	83.98	72.00	59.40
2nd Quarter 2012	95.27	81.07	71.40	60.00
3rd Quarter 2012	86.55	80.33	72.60	59.40
4th Quarter 2012	97.32	83.50	69.60	58.20
2013
1st Quarter 2013	102.00	92.94	85.80	64.80
2nd Quarter 2013	95.27	81.00	84.00	56.40
3rd Quarter 2013	95.20	82.56	68.40	57.60
4th Quarter 2013	94.00	84.44	69.00	65.40
2014
1st Quarter 2014	84.91	70.43	—	—
2nd Quarter 2014	82.10	75.39	—	—
3rd Quarter 2014	80.65	72.88	—	—
4th Quarter 2014	75.94	67.38	—	—
2015
1st Quarter 2015	70.22	64.30	—	—

Monthly Price History
November 2014	75.94	72.55	—	—
December 2014	72.68	67.38	—	—
January 2015	69.30	65.74	—	—
February 2015	70.22	67.20	—	—
March 2015	69.87	64.30	—	—
April 2015 (through April 17th)	70.98	68.44	—	—

Source: Bloomberg.

(1)	One ADS represents 600 shares of common stock.
(2)	One Trading Unit represents 600 shares of common stock.

As mentioned earlier, on October 18, 2013 we voluntarily delisted our trading units from the Latibex.

Item 10	Additional Information

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

Capitalization

As of April 17, 2015, there are 94,655,367,544 Banco de Chile shares outstanding of our capital stock. All of such shares are fully paid.

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

Article 16 of the General Banking Law provides that the individuals or legal entities that, individually or with other people, directly control a bank and who individually own more than 10% of its shares must send to the SBIF reliable information on their financial situation in the form and in the opportunity set forth in Resolution No. 3,156 of the SBIF.

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

Our shareholders’ meetings held in 2013 were:

•

The ordinary annual shareholders’ meeting held on March 21, 2013, where our shareholders agreed to the distribution and payment of dividend N° 201, in the amount of CLP$3.41625263165 per Banco de Chile common share, with a charge to 2012 net distributable income of Banco de Chile. As mentioned in our previous 20-F report, “Banco de Chile-T series” shares did not have the right to receive dividends and fully paid-in shares in respect of our net distributable earnings for fiscal year 2012. Once such dividends and fully paid-in shares were distributed, the Banco de Chile-T shares were automatically converted to Banco de Chile shares.

•

The extraordinary shareholders’ meeting held on March 21, 2013, where our shareholders agreed to issue a stock dividend in connection with the capitalization of 30% of our distributable net income obtained during the fiscal year 2012 by means of the issuance of fully paid-in shares, without par value, with a value of Ch$71.97 per share, which was distributed among the shareholders in the proportion of 0.02034331347 fully paid-in shares for each share held, subject to the exercise of the options established in article 31 of Law 19,396. As mentioned in our previous 20-F report, “Banco de Chile-T series” shares did not have the right to receive dividends and fully paid-in shares in respect of our net distributable earnings for fiscal year 2012. Once such dividends and fully paid-in shares were distributed, the Banco de Chile-T shares were automatically converted to Banco de Chile shares.

Our shareholders’ meetings held in 2014 were:

•

The ordinary annual shareholders’ meeting held on March 27, 2014, where our shareholders agreed to the distribution and payment of dividend N° 202, in the amount of Ch$3.48356970828 per Banco de Chile common share, with a charge to 2013 net distributable income of Banco de Chile.

•

The extraordinary shareholders’ meeting held on March 27, 2014, where our shareholders agreed to issue a stock dividend in connection with the capitalization of 30% of our distributable net income obtained during the fiscal year 2013 by means of the issuance of fully paid-in shares, without par value, with a value of Ch$64.56 per share, which was distributed among the shareholders in the proportion of 0.02312513083 fully paid-in shares for each share held, subject to the exercise of the options established in article 31 of Law 19,396.

As of April 17, 2015, the following shareholders’ meetings had been held:

•

The ordinary annual shareholders’ meeting held on March 26, 2015, where our shareholders agreed to the distribution and payment of dividend N° 203, in the amount of Ch$3.42915880220 per Banco de Chile common share, with a charge to 2014 net distributable income of Banco de Chile.

•

The extraordinary shareholders’ meeting held on March 26, 2015, where our shareholders agreed to issue a stock dividend in connection with the capitalization of 30% of our distributable net income obtained during the fiscal year 2014 by means of the issuance of fully paid in shares, without par value, with a value of Ch$65.31 per share, which was distributed among the shareholders in the proportion of 0.02250251855 fully paid in shares for each share held, subject to the exercise of the options established in article 31 of Law 19,396. This capitalization is currently subject to the SBIF’s approval.

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

The ADS facility is governed by Chapter XIV of the Compendium on “Regulations applicable to Credits, Deposits, Investments and Capital Contributions from Abroad.” According to Chapter XIV, the establishment of an ADS facility is regarded as an ordinary foreign investment, subject to the above mentioned limitations, and it is not necessary to seek the Central Bank’s prior approval in order to establish an ADS facility. The establishment of an ADS facility only requires that the Central Bank be informed of the transaction, and that the transaction be conducted through the Formal Exchange Market.

In Chile, foreign investments can also be made through the Foreign Investment Committee under Decree Law No. 600 of 1974, Foreign Investment Statute, which is an optional mechanism to invest capital in Chile that requires, among other items, a foreign investment contract with the State of Chile. However, on September 29, 2014 Law 20,780 was published which revoked Decree 600 effective January 1, 2016 subject to the condition that a new institutional framework for foreign investment be submitted to the National Congress on or before January 31, 2015 and passed on or before January 1, 2016. If such new framework is not passed on or before such date, revocation will be postponed until such condition is fulfilled. Even if the revocation of Decree Law 600 becomes effective, foreign investment agreements entered into under Decree Law 600 will continue to be governed by Decree Law 600.

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

TAXATION

Chilean Tax Considerations

The following discussion is based on certain Chilean income tax laws presently in effect, including applicable rulings of the Servicio de Impuestos Internos, or the Chilean Internal Revenue Service, and other applicable regulations and rulings, including the tax reform Law N° 20.780, officially published in September 2014 (the “Tax Reform Law”). The discussion summarizes the principal Chilean income tax consequences of an investment in ADSs or shares of common stock held by an individual who is not domiciled in, or a resident of, Chile or a legal entity that is not organized under the laws of Chile and does not have a permanent establishment located in Chile, which we refer to as a foreign holder. For purposes of Chilean tax law, an individual holder is a resident of Chile if he or she has resided in Chile for more than six months in one calendar year or for a total of more than six months in two consecutive tax years. The Chilean Internal Revenue Service has interpreted that the six months period must be uninterrupted. An individual holder is domiciled in Chile if he or she resides in Chile with the purpose of staying in Chile. Also, according to the Chilean Internal Revenue Service, an individual that has no residence in Chile may be nonetheless considered as domiciled in Chile if he or she intends to stay in Chile commencing on the day of entry into the country and such intention is evidenced by circumstances such as the acceptance of employment within Chile or the relocation of his or her family to Chile. This discussion is not intended as tax advice to any particular investor, which can be rendered only in light of that investor’s particular tax situation.

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

Cash Dividends and Other Distributions

Cash dividends paid by us with respect to ADSs or shares of common stock held by a foreign holder are subject to a 35.0% Chilean withholding tax, which is withheld and paid over by us, which we refer to as the Chilean withholding tax (see new effects of the Tax Reform Law below). A credit against the Chilean withholding tax is available based on the corporate income tax, or the first category tax, actually paid on the taxable income to which the dividend is imputed; however, this credit does not reduce the Chilean withholding tax on a one-for-one basis because it also increases the base on which the Chilean withholding tax is imposed. Distribution of book income in excess of retained taxable income is subject to the Chilean withholding tax, but such distribution is not eligible for the credit since said income is not subject to the first category tax at the corporate level. Finally, the distribution of non-taxable income or income subject to the first category tax applied as a sole tax (sole tax rate hereafter) are both not subject to Chilean withholding tax. Under Chilean income tax law, for purposes of determining the level of the first category tax paid, dividends generally are assumed to have been paid out of oldest retained taxable profits. The effective rate of withholding tax to be imposed on dividends paid by us will vary depending upon the amount of the first category tax paid by us on the earnings to which the dividends are attributed. In case such provisional credit is determined to be totally or partially not applicable at the end of the year, due to the fact that retained taxable or exempted profits were not enough to cover the distribution made, foreign holders shall reimburse the Company for the provisional credit that was totally or partially granted over non-taxable or exempted profits. In our case, the amount paid as the first category tax is lower than it would be based on our income because the dividends paid to SAOS are considered tax deductible.

With respect to the Tax Reform Law, it provides a new corporate income tax system whereby taxpayers may elect between the Attribution Regime or the Semi-integrated Regime, which is effective January 1, 2017.

In addition, the Tax Reform Law will gradually increase the first category tax rate from 20% in 2013 to:

•	21% in 2014:

•	22.5% in 2015;

•	24.0% in 2016;

•	25.0% under the Attribution Regime and 25.5% under the Semi-Integrated Regime in 2017;

•	25.0% under the Attribution Regime and 27.0% under the Semi-Integrated Regime from 2018 onwards.

Capital Gains

Gain realized on the sale, exchange or other disposition by a foreign holder of ADSs (or ADRs evidencing ADSs) will not be subject to Chilean taxation, provided that such disposition occurs outside Chile or that is performed under the rules of Title XXIV of the Chilean Securities Market Law. The deposit and withdrawal of shares of common stock in exchange for ADRs will not be subject to any Chilean taxes.

Gain recognized on the sale or exchange of shares of common stock (as distinguished from sales or exchanges of ADSs representing such shares of common stock) by a foreign holder will be subject to both the first category tax and the Chilean withholding tax (the first category tax being creditable against the latter) if:

(1) the foreign holder has held such shares of common stock for less than one year from the exchange of ADSs for the shares of common stock, or

(2) the foreign holder acquired and disposed of the shares of common stock in the ordinary course of its business or as a regular trader of stock, or

(3) the sale is made to a company in which the foreign holder holds an interest (10.0% or more of the shares in the case of open stock corporations).

If at least one of these conditions is met, the capital gain is subject to general taxation, this is, both the first category tax and the Chilean withholding tax of 35.0% for foreign investors. This also applies in event that the capital gain cannot be determined.

If the transaction does not meet the three conditions mentioned above, capital gains will be taxed at the sole tax rate (this special regime for capital gains will be repealed in 2017) and a provisional withholding tax equal to the first category tax rate would be applied on the capital gain by the buyer. If the capital gain cannot be determined, the buyer will apply a 5.0% provisional withholding tax on the total amount without any deductions, as a provisional payment of the total tax due.

The foreign holder would be entitled to request a tax refund for any amounts withheld in excess of the taxes actually due, in April of the following year upon filing its corresponding tax return.

Capital gains will be free of tax as long as the stock complies with the requirements established by Article N° 107 of the Chilean Income Tax Law. Some of the main requirements are, as follows:

•	The company must be publicly listed in Chile while the stock must have a high frequency of trading over a determined period of time on Chilean stock exchanges.

•	The stock must be acquired on a Chilean stock exchange or during an initial public offering.

•	The stock must be sold on a Chilean stock exchange or in a public stock offering.

The acquisition value of the shares of common stock received in exchange for ADSs will represent the tax basis of such shares. The acquisition value is determined by the parties in the relevant deposit agreement, and generally corresponds to the highest price at which they are traded on Chilean stock exchanges on the date when the exchange takes place. Consequently, the conversion of ADSs into shares of common stock and sale of such shares of common stock for the value established under the deposit agreement will not generate a capital gain subject to taxation in Chile.

However, as the exchange is generally registered two days after it took place, if the price of the shares goes down, a gain would arise. In order to overcome this situation, on October 1, 1999, the Chilean Internal Revenue Service issued Ruling No. 3,708, allowing Chilean issuers of ADSs to amend the deposit agreements by including a clause stating that when exchanged shares are sold by the ADSs’ holders on a Chilean stock exchange, either on the same day in which the exchange is recorded in the shareholders’ registry of the issuer or within two business days prior to such date, the acquisition price of those exchanged shares will be the price recorded in the invoice issued by the stock broker that participated in the sale. Consequently, if this clause were included in the deposit agreement, the capital gain that may arise if the exchange date is different from the date in which the shares received in exchange for ADSs were sold will not be subject to taxation.

The distribution and exercise of preemptive rights relating to the shares of common stock will not be subject to Chilean taxation. Amounts received in exchange for the shares or assignment of preemptive rights relating to the shares will be subject to both the first category tax and the Chilean withholding tax (the former being creditable against the latter to the extent described above).

Stock dividends

Stock dividends (distributions of fully paid-in shares) are free of tax; however, according to the Tax Reform Law they will be subject to the 35% Chilean withholding tax for foreign investors from 2017 onwards. Similar to cash dividends, investors will be permited to use the corporate tax paid by the company as a tax credit.

On the other hand, under the Tax Reform Law, from 2017 on the corporate tax will not be available, as a sole tax and, therefore, capital gains associated with the sale of shares obtained as stock dividends will be subject to the general tax regime. Therefore, foreign investors will pay 35.0% Chilean withholding tax on capital gains as a consequence of the sale of shares received as stock dividends. However, if the stock complies with the requirements established by Article 107 of Chilean Income Tax Law (see “Capital Gains”), capital gains will be free of tax.

Mutual Funds and Investment Funds

Law N° 20,712 effective on May 1, 2014, also known as the “Funds Unified Law”, regulates the Administration of third-party funds and individual portfolio management. This law eliminates and unified the previous legislation contained in Law N° 18.657 (Foreign Investment Capital Funds Law), Law N° 18.815 (Investment Funds Law), and Decree Law N° 1.328 (Mutual Funds Administration) and modifies other regulatory bodies. Law N° 20.712 was amended by the Tax Reform Law with respect to foreign investors, among other amendments.

The main aspects affecting foreign investment, including amendments made by the Tax Reform Law are as follows:

I.	According to the Unified Funds Law, funds that are composed of 80% or more foreign assets are taxed as follows:

a)	Capital Gains Tax (“CGT”): the sale of shares of these funds is exempt.

b)	Dividends: the 80% composed of foreign assets is exempt from Chilean withholding tax; the 20% composed of Chilean assets is taxed with a 10% Chilean withholding tax (exception: there will be no taxation on the portion of dividends originated in non-taxable income).

c)	Interests: the 80% composed of foreign assets is exempt from Chilean withholding tax; the 20% composed of Chilean assets is taxed with a 4% Chilean withholding tax.

d)	In other cases (non-80/20 funds), there will be a 10% CGT and a 10% Chilean withholding tax on dividends and interests.

II.	In the case of foreign investors that are not individual or institutional investors, general rules apply if they directly or indirectly own 5.0% or more of a company that is domiciled or resident in Chile; that is, they are subject to 35.0% Chilean withholding tax.

The modifications mentioned above are already fully in place.

Fixed Income (in force according to the Unified Funds Law)

•	There are special tax regulations for bonds issued in Chile in a public offering which interest rate fulfills specific conditions established in the law (“104 Bonds”).

•	The Chilean withholding tax of 4% shall be withheld by the local custodian that is acting as a Tax Agent of the foreign investor.

•	The 104 Bonds shall be effective for a CGT exemption provided that:

i.	They are traded in a continuous auction system; or

ii.	They are held for at least one hour.

•

The governmental bonds included in a list made by the Treasury Department qualify as 104 Bonds (even if some of the requirements mentioned above are not met) and are suitable for a CGT exemption, regardless of its trading system, by virtue of DS N° 471 of March 25, 2014.

The Tax Reform Law introduced as well the “sourcing rule” for debt instruments: bonds and other debt instruments issued in Chile by Chilean companies will be deemed to be located in Chile. Therefore the capital gain arising from the sale will be subject to taxes, even if the seller is a non- resident. Also, interests arising from debt securities issued through offshore permanent establishment are deemed to be sourced in Chile.

Capital Gains Tax for shares and Foreign Institutional Investors

The special CGT exemption regime for foreign institutional investors contemplated under article 106 of the Chilean Income Tax Law was revoked by the Tax Reform Law.

Under the provisory regime, the CGT exemption shall be applicable for assets purchased before the entry in force of Funds Unified Law (May 1, 2014), provided that the seller complies with the requirements listed in the repealed article 106.

Also, according to article 107 of the Chilean Income Tax Law, gains derived from the sale or transfer of shares of publicly traded companies organized in Chile that are actively traded on a stock exchange, as defined in the relevant regulation, are exempt from taxes in Chile, provided that the following requirements are met:

(a)	The seller must have acquired the shares: (i) on a Chilean stock exchange authorized by the Chilean Superintendency of Securities and Insurance; or (ii) pursuant to a regulated tender offer carried out according to Title XXV of the Chilean Securities Market Law; or (iii) at the time of incorporation of the corporation or pursuant to a capital increase, or (iv) pursuant to the exchange of public traded securities convertible in shares (in this case the acquisition cost of the shares corresponds to the exchange price), or (v) in a redemption of securities from mutual funds;

In regards to shares acquired in a capital increase process (as mentioned in (iii) above) before the company was publicly listed, only the portion which exceeds the price of the offering on the stock exchange (closing price on the first day of transactions for the IRS) or the book value on the prior day, whichever is greater, will be exempt.

(b)	The shares must be sold: (i) on a stock exchange authorized by the Chilean Superintendency of Securities and Insurance; (ii) pursuant to a regulated tender offer; or (iii) in a contribution of securities on mutual funds; and

(c)	The exemption under analysis also applies if the sale or transfer of shares is executed within 90 days following the day on which they were no longer considered as actively traded. In such case, the profit exempted from Chilean taxes will be up to the average price of shares within the last 90 days on which they were actively traded. Any profit above the average price will be subject to the general tax regime applicable to the transfer of shares.

Other Chilean Taxes

There are no Chilean inheritance, gift or succession taxes applicable to the transfer or disposition of the ADSs by a foreign holder; however, according to the Chilean Internal Revenue Service’s criteria, such taxes generally will apply to the transfer at death or by a gift of shares of common stock by a foreign holder. No Chilean stamp, issue, registration or similar taxes or duties apply to foreign holders of ADSs or shares of common stock.

Tax Reform Law N° 20.780

The Tax Reform Law could impact local and foreign investors. The main amendments introduced by the reform are as follows:

1)	Personal taxes:

The tax rate of the Chilean withholding tax does not change with the Tax Reform Law and, therefore, it remains at 35.0%. However, personal taxes (Global Complementario) for local investors will be reduced in the higher-income bracket from 40% to 35%, from 2017 onwards.

2)	Tax system:

Up to now, earnings that are not distributed by companies as cash dividends are retained under the Fund or Taxable Retained Earnings (the “FUT”). As a result, retained earnings are only taxed at the corporate tax rate, while they are not subject to the 35% Chilean withholding tax (cash basis system). Under the Tax Reform Law, this mechanism will remain until 2016, so retained earnings will continue to increase the FUT. From 2017 onwards, if companies distribute cash dividends exceeding their annual net income, net amount in excess will be charged to the FUT.

The Tax Reform Law introduces two new alternative regimes for local companies impacting the amount of taxes levied on dividends distribution and the corporate tax rate differently. The regime must be chosen by voting of at least two thirds of shareholders at a shareholders’ meeting to be held in 2016. The company must in turn maintain that regime for at least five years. If a quorum of two thirds of voting rights is not reached or no option is elected and/or communicated to the Tax Authority, the Semi-Integrated Regime shall apply by default for listed companies. The elected regime will go into effect in 2017.

The alternative regimes are as follows:

a. The Semi-Integrated Regime:

•	Description: It is very similar to the current system. It levies taxes on effectively paid dividends (cash dividends). The corporate tax to be paid by the company will be 27% from 2018 onwards.

•	Local shareholders will be permitted to use only 65% of the paid corporate tax as a credit.

•

Foreign investors will only pay taxes over effectively paid dividends. They will be permitted to use the corporate tax (27%) as a credit against the Chilean withholding tax (35%). Investors from DTAT countries will be permitted to use 100% of the tax credit while investors from non-DTAT countries will be permitted to use 65% of the tax credit.

b. The Attribution Regime:

•	Description: It will be an alternative tax regime to be applied to local companies who chose it. The corporate tax rate will be 25% from 2017 onwards.

•

Local shareholders will levy personal taxes on their proportional participation in the total income before income tax that is attributed to or generated by the company, regardless of whether cash dividends are distributed or not. Also, shareholders will be permitted to use 100% of the paid Corporate Tax as a credit.

•

Foreign holders will pay taxes on their proportional participation in the total income before income tax generated by the company, regardless of whether cash dividends are distributed or not. It is important to mention that cash dividends will not be taxed again once received, regardless of whether they are received from direct investment or from investment made through mutual or investment funds (80/20 funds). Investors will be permitted to use 100% of the corporate tax (25.0%) as a credit against the Chilean withholding tax (35.0%). This new rule will have a direct impact on ADS holders.

3)	Capital gains, no longer sole.

Capital gains on the disposition of shares in Chilean companies may currently qualify for a sole capital-gains tax of 22.5% for 2015 and 24% for 2016, if those shares are not benefiting from the exemption of Article 107 (see “Capital Gains”).

The Tax Reform Law eliminates this reduced taxation and, therefore, capital gains associated with the sale of shares will be subject to the general tax regime, this is, first category tax and both 35.0% Chilean withholding tax for foreign holders or personal taxes for local investors. However, if the stock complies with the requirements established by Article 107 of the Chilean Income Tax Law capital gains will be free of tax for both foreign and local holders (see “Capital Gains”).

4)	Stock dividends:

The Tax Reform Law will levy taxes on stock dividends (distribution of fully paid-in shares) received by investors from 2017 onwards. This rule will apply for both local and foreign holders of shares and ADS.

In addition, capital gains associated with the sale of shares obtained as stock dividends will be treated in the same way described above (see “Capital gains, no longer sole.”).

5)	The Stamp Tax:

The Stamp Tax will increase from 0.4% to 0.8% (this tax mainly affects loans and financing). This will be a one-time increase going effective on January 1, 2016.

6)	Other Effects:

The increase in the corporate tax rate in both regimes had a one-time impact on the Deferred Taxes outstanding, which was recognized in our financial statements as of and for the year ended December 31, 2014.

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

The ADSs are listed on the NYSE, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Moreover, as discussed below under “—Passive Foreign Investment Companies,” we believe that we will not be treated as a PFIC for U.S. federal income tax purposes with respect to our 2014 and current taxable year, and based on our current expectations regarding the value and nature of our assets, the sources and nature of our income, relevant market and shareholder data and our current business plans, we do not anticipate becoming a PFIC in the future. However, there can be no assurance in this regard because the PFIC determination is made annually and is based on the portion of our assets (including goodwill) and income that is characterized as passive under the PFIC rules and our continued qualification for an exception to the PFIC rules for certain foreign banks.

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

For quantitative and qualitative information related to market risk, see Note 42 to our audited consolidated financial statements as of and for the year ended December 31, 2014 appearing elsewhere in this annual report.

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

Payments by the Depositary

The Depositary has agreed to reimburse us for certain reasonable expenses related to the ADS program, subject to a cap agreed between the Depositary and us. These reimbursable expenses currently include, but are not limited to, legal fees, NYSE listing fees, investor relations servicing, investor related presentations, ADR-related advertising and public relations in those jurisdictions in which the ADRs may be listed or otherwise quoted for trading, and accountants’ fees in relation to our regulatory filings. During the year ended December 31, 2014, we did not receive any reimbursements from the depositary, but the Depositary paid approximately U.S.$252 of broker expenses on our behalf.

PART II

Item 13	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15	Controls and Procedures

(a) Disclosure Controls and Procedures

We have evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures as of December 31, 2014.

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

Management assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2014. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO – 1992 framework) in Internal Control-Integrated Framework.

Based on our assessment and those criteria, management believes that the company maintained effective internal control over financial reporting as of December 31, 2014.

(c) Report of Independent Registered Public Accounting Firm on Internal Controls

Ernst & Young Limitada, the independent registered public accounting firm that has audited our financial statements, has issued an attestation report on our internal control over financial reporting as of December 31, 2014. This attestation report appears on page F-3 of our audited consolidated financial statements as of and for the year ended December 31, 2014.
(d) Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting during 2014 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A	Audit Committee Financial Expert

Our board of directors has determined that Mr. Jorge Awad M., a member of our directors/audit committee who satisfies the independence requirements of both Chilean law and Rule 10A-3 under the Exchange Act, qualifies as an “audit committee financial expert” pursuant to the Instruction to paragraph (a) of Item 16A. Mr. Awad possesses the relevant financial experience because of his oversight of the preparation of financial statements of various companies through his experience detailed in “Item 6. Directors, Senior Management and Employees—Jorge Awad M.”, in particular with LATAM Airlines Group S.A. (an SEC registrant) as a former chairman of the board and chairman of their board of director’s committee, where his main duties included the examination of reports of external auditors, balance sheets and other financial statements required by applicable regulations, and also as chairman of the Chilean Bankers Association and his academic background.

Item 16B	Code of Ethics

In 2008, we adopted a new Code of Ethics, as defined in Item 16B of Form 20-F under the Exchange Act. The Code of Ethics applies to our chief executive officer, chief financial officer, principal accounting officer and persons performing similar functions, and to all other employees without exception. Since 2011, the Code of Ethics additionally applies to our Directors and Consultants of our Board. A current copy of the Code of Ethics is filed as Exhibit 6.1 to this annual report.

Item 16C	Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent auditors, EY Limitada, during the fiscal years ended December 31, 2012, 2013 and 2014:

	Year ended December 31,
	2012		2013		2014
	(in millions of Ch$)
Audit fees	Ch$	840	Ch$	803	Ch$	776
Audit-related fees		—		—		—
Tax fees		—		3		22
Other fees		—		—		460

Total fees	Ch$	840	Ch$	806	Ch$	1,258

“Audit fees” in the above table are the aggregate fees billed by EY Limitada in connection with the audit of our annual financial statements. This line item includes: (i) audit of our statutory accounts, and audit of the consolidated financial statements required by Item 18 of Form 20-F and limited reviews of financial statements, (ii) reviews of forms and comment letters filed with the SEC and the issuance of comfort letters, and (iii) other local attestation reports required by local regulators.

“Audit-related fees” in the above table are the aggregate fees billed by EY Limitada for assurance and related services that are reasonably related to the performance of the audit or review of the Bank’s financial statements and are not reported under “audit fees”. Services such as (i) attestation reports not required by statute or regulations and (ii) merger and acquisition due diligence are included on this line item. During 2012, 2013 and 2014, there were no such services rendered.

“Tax fees” in the above table are the aggregate fees billed by EY Limitada for permitted tax advisory and tax compliance services.

“All Other fees” incurred in 2014 were related to certain consulting services such as: (i) operational risk assessment, and (ii) foreign regulations compliance. During 2012 and 2013, there were no other services rendered.

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

We did not make any purchases of our previously issued shares during the fiscal year ended December 31, 2014.

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

The table below discloses the significant differences between our corporate governance practices and the NYSE standards.

NYSE Standards	Our Corporate Governance Practice

Director Independence. Majority of board of directors must be independent. “Controlled companies,” which would include our company if it were a U.S. issuer, are exempt from this requirement. §303A.01	Pursuant to the General Banking Law, we are not required to make a determination as to the independence of our directors. However, pursuant to the Chilean Corporations Law, under certain circumstances provided in Article 50b is of such law, we are required to appoint at least one independent director.

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

Executive Sessions. Non-management directors must meet regularly in executive sessions without management. Independent directors should meet alone in an executive session at least once a year. §303A.03	There is no similar requirement under our bylaws or under applicable Chilean law.

Audit committee. Audit committee must satisfy the independence and other requirements of Rule 10A-3 under the Exchange Act, and the more stringent requirements under the NYSE standards is required. §§303A.06, 303A.07.	We are in compliance with Rule 10A-3. The members of our directors/audit committee are not required to satisfy the NYSE independence and other audit committee standards that are not prescribed by Rule 10A-3.

Nominating/corporate governance committee. Nominating/corporate governance committee of independent directors is required. The committee must have a charter specifying the purpose, duties and evaluation procedures of the committee. “Controlled companies,” which would include our company if it were a U.S. issuer, are exempt from these requirements. §303A.04	We are not required to have, and do not have, a nominating/corporate governance committee.

NYSE Standards	Our Corporate Governance Practice

Compensation committee. Compensation committee of independent directors is required, which must approve executive officer compensation. The committee must have a charter specifying the purpose, duties and evaluation procedures of the committee. “Controlled companies,” which would include our company if it were a U.S. issuer, are exempt from this requirement. §303A.05	We are not required to have a compensation committee. Pursuant to the Chilean Corporations Law, our directors/audit committee must approve compensation plans.

NYSE Standards	Our Corporate Governance Practice

Equity compensation plans. Equity compensation plans require shareholder approval, subject to limited exemptions.	Equity compensation plans require shareholder approval, subject to limited exemptions.

Code of Ethics. Corporate governance guidelines and a code of business conduct and ethics is required, with disclosure of any waiver for directors or executive officers. §303A.10	We have adopted a code of ethics applicable to all of our executive officers, employees, directors and advisors to our board of directors, a version of which is filed as an exhibit to this Form 20-F. We are required by Item 16B of Form 20-F to disclose any waivers granted to our chief executive officer, chief financial officer, principal accounting officer and persons performing similar functions. Our Code of Ethics sets forth the principles and values that govern personnel conduct as well as other issues such as conflicts of interests, usage of privileged information, internal controls for fraud prevention and labor responsibility.

PART III

Item 17	Financial Statements

Not applicable.

Item 18	Financial Statements

Our audited consolidated financial statements are included in this annual report beginning at page F-1. Our financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Item 19	Exhibits

LIST OF EXHIBITS

Exhibit No.	Exhibit

1.1	Estatutos of Banco de Chile, which serve as our articles of incorporation and bylaws (English translation).*

2.1	Form of Deposit agreement among Banco de Chile, JPMorgan Chase Bank as depositary, and the holders from time to time of ADSs (incorporated by reference to our registration statement on Form F-4 (File No. 333-14020) filed on October 18, 2001).

2.2	Amendment No. 1, dated February 1, 2011, to the Deposit Agreement among Banco de Chile, JPMorgan Chase Bank, N.A. as depositary and holders from time to time of ADSs (incorporated by reference to our registration statement on Form F-6 (Registration No. 333-171999) filed on February 1, 2011).

3.1	Master Joint Venture Agreement between Quiñenco S.A., Citigroup, Inc. and Citibank Overseas Investment Corporation, dated July 19, 2007 (English translation) (filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2007, and incorporated herein by reference).

3.2	Shareholders Agreement between Quiñenco, S.A., Citigroup Chile S.A. and the minority shareholders of LQIF, dated December 27, 2007 (English translation) (filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2007, and incorporated herein by reference).

3.3	Amendment to the Master Joint Venture Agreement between Quiñenco S.A., Citigroup, Inc. and Citibank Overseas Investment Corporation, dated December 19, 2008 (English translation) (filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2008, and incorporated herein by reference).

3.4	Amendment to the Master Joint Venture Agreement between Quiñenco S.A., Citigroup, Inc. and Citibank Overseas Investment Corporation, dated December 19, 2008 (English translation) (filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2008, and incorporated herein by reference).

3.5	Amendment to the Shareholders Agreement between Quiñenco, S.A., Citigroup Chile S.A. and the minority shareholders of LQIF, dated January 9, 2014 (English translation) (filed as an exhibit to our current report on Form 6-K dated January 14, 2014, and incorporated herein by reference).

Exhibit No.	Exhibit

3.6	Amendment to the Master Joint Venture Agreement between Quiñenco S.A., Citigroup, Inc. and Citibank Overseas Investment Corporation, dated January 9, 2014 (English translation) (filed as an exhibit to our current report on Form 6-K dated January 14, 2014, and incorporated herein by reference).

4.1	Merger Agreement between Banco de Chile and Citibank Chile, dated December 26, 2007 (English translation) (filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2007, and incorporated herein by reference).

4.2	Cooperation Agreement between Banco de Chile and Citigroup Inc., dated December 27, 2007 (English translation) (filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2007, and incorporated herein by reference).

4.3	Global Connectivity Agreement between Banco de Chile and Citigroup Inc., dated December 27, 2007 (English translation) (filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2007, and incorporated herein by reference).

4.4	Asset Purchase Agreement between Banco de Chile and Citibank, N.A., dated December 31, 2007 (English translation) (filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2007, and incorporated herein by reference).

4.5	Trademark License Agreement between Banco de Chile and Citigroup Inc., dated December 27, 2007 (English translation) (filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2007, and incorporated herein by reference).

4.6	First Supplementary Agreement to the Cooperation Agreement between Banco de Chile and Citigroup Inc., dated February 27, 2009 (English translation) (filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2008, and incorporated herein by reference).

4.7	First Supplementary Agreement to the Global Connectivity Agreement between Banco de Chile and Citigroup Inc., dated February 27, 2009 (English translation) (filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2008, and incorporated herein by reference).

4.8	Amendment to the Trademark License Agreement between Banco de Chile and Citigroup Inc., dated February 27, 2009 (English translation) (filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2008, and incorporated herein by reference).

4.9	Master Services Agreement between Banco de Chile and Citigroup, Inc., dated September 25, 2009 (filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2009, and incorporated herein by reference).

5.1	List of subsidiaries.*

6.1	Code of Professional Ethics (English translation) (filed as an exhibit to our annual report on Form 20-F (File No. 001-15266 for the year ended December 21, 2010, and incorporated herein by reference).

12.1	Certification under Section 302 of the Sarbanes-Oxley Act of 2002.*

Exhibit No.	Exhibit

12.2	Certification under Section 302 of the Sarbanes-Oxley Act of 2002.*

13.1	Certification under Section 906 of the Sarbanes-Oxley Act of 2002.*

*	Filed herewith.

Omitted from the exhibits filed with this annual report are certain instruments and agreements with respect to our long-term debt, none of which authorizes securities in a total amount that exceeds 10% of our total assets. We hereby agree to furnish to the SEC copies of any such omitted instruments or agreements as the SEC requests.

Consolidated Financial Statements

BANCO DE CHILE AND SUBSIDIARIES

December 31, 2013 and 2014

Ch$ or CLP	=	Chilean pesos
MCh$	=	Millions of Chilean pesos
U.S.$ or USD	=	U.S. dollars
ThU.S.$	=	Thousands of U.S. dollars
JPY	=	Japanese yen
EUR	=	Euro
MXN	=	Mexican pesos
HKD	=	Hong Kong dollars
PEN	=	Peruvian nuevo sol
CHF	=	Swiss franc
U.F. or CLF	=	Unidad de fomento
(The unidad de fomento is an inflation-indexed, Chilean peso denominated monetary unit set daily in advance on the basis of the previous month’s inflation rate).

EY Chile Avda. Presidente Riesco 5435, piso 4, Santiago	Tel: +56 (2) 2676 1000 www.eychile.cl

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Banco de Chile:

We have audited the accompanying consolidated statements of financial position of Banco de Chile and subsidiaries (the “Bank”) as of December 31, 2014 and 2013, and the related consolidated statements of comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2014. These consolidated financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Banco de Chile and subsidiaries as of December 31, 2014 and 2013, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2014, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Bank’s internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) and our report dated April 23, 2015 expressed an unqualified opinion thereon.

EY LTDA.

Santiago, Chile

April 23, 2015

EY Chile Avda. Presidente Riesco 5435, piso 4, Santiago	Tel: +56 (2) 2676 1000 www.eychile.cl

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Banco de Chile:

We have audited Banco de Chile and subsidiaries’ internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) (the “COSO criteria”). Banco de Chile and subsidiaries’ management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, Banco de Chile and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of Banco de Chile and subsidiaries as of December 31, 2014 and 2013, and the related consolidated statements of comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2014, and our report dated April 23, 2015 expressed an unqualified opinion thereon.

EY LTDA.

Santiago, Chile

April 23, 2015

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As of December 31, 2013 and 2014

(Expressed in millions of Chilean pesos unless otherwise specified)

	Notes	2013 MCh$	2014 MCh$	2014 ThU.S.$
ASSETS
Cash and due from banks	6	873,308	915,133	1,509,896
Transactions in the course of collection	6	300,026	356,185	587,677
Financial assets held-for-trading	7	326,921	293,458	484,182
Cash collateral on securities borrowed and reverse repurchase agreements	8	82,422	27,661	45,638
Derivative instruments	9	374,687	832,267	1,373,174
Loans and advance to banks	10	1,062,056	1,155,365	1,906,260
Loans to customers, net	11	20,441,472	21,400,775	35,309,566
Financial assets available-for-sale	12	1,681,883	1,608,796	2,654,385
Investments in other companies	13	14,407	23,043	38,019
Intangible assets	14	72,223	66,859	110,312
Property and equipment	15	197,578	205,403	338,899
Investments properties	16	16,317	15,936	26,293
Current tax assets	17	—	—	—
Deferred tax assets, net	17	56,421	94,240	155,488
Other assets	18	373,987	586,555	967,769

TOTAL ASSETS		25,873,708	27,581,676	45,507,558

LIABILITIES
Current accounts and other demand deposits	19	5,984,332	6,934,373	11,441,161
Transactions in the course of payments	6	51,898	53,049	87,527
Cash collateral on securities lent and repurchase agreements	8	256,766	249,482	411,625
Saving accounts and time deposits	20	10,402,725	9,721,246	16,039,278
Derivate instruments	9	426,110	827,123	1,364,687
Borrowings from financial institutions	21	989,465	1,098,716	1,812,793
Debt issued	22	4,366,960	5,057,956	8,345,223
Other financial obligations	23	210,926	186,573	307,831
Current tax liabilities	17	7,131	19,030	31,398
Provisions	24	154,650	185,643	306,296
Employee benefits	25	67,944	81,515	134,493
Other liabilities	26	275,762	255,995	422,369

TOTAL LIABILITIES		23,194,669	24,670,701	40,704,681

EQUITY
Attributable to equity holders of the parent:
Capital		1,849,351	1,944,920	3,208,962
Reserves		345,269	431,476	711,901
Other Comprehensive income		22,999	51,072	84,265
Retained earnings:
Retained earnings from previous periods		65,311	65,311	107,758
Income for the year		550,188	595,518	982,558
Less:
Provisions for minimum dividend		(154,081)	(177,324)	(292,570)
Non-controlling interest		2	2	3

TOTAL EQUITY	28	2,679,039	2,910,975	4,802,877

TOTAL LIABILITIES AND EQUITY		25,873,708	27,581,676	45,507,558

The accompanying notes 1 to 44 are an

integral part of these consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

As of December 31, 2012, 2013 and 2014

(Expressed in millions of Chilean pesos unless otherwise specified)

	Notes	2012 MCh$	2013 MCh$	2014 MCh$	2014 ThU.S.$
A. STATEMENT OF INCOME

Interest revenue	29	1,672,766	1,765,942	2,045,604	3,375,083
Interest expense	29	(708,629)	(704,371)	(788,788)	(1,301,437)

Net interest income		964,137	1,061,571	1,256,816	2,073,646

Income from fees and commissions	30	372,767	386,732	387,452	639,265
Expense from fees and commissions	30	(85,495)	(99,639)	(115,264)	(190,176)

Net fees and commissions income		287,272	287,093	272,188	449,089

Net financial operating income	31	16,199	32,672	35,204	58,084
Foreign exchange transactions, net	32	35,136	71,457	70,225	115,866
Other operating income	37	20,887	25,884	27,211	44,896

Total operating revenues		1,323,631	1,478,677	1,661,644	2,741,581

Provision for loan losses	33	(166,420)	(221,653)	(261,566)	(431,563)

OPERATING REVENUES, NET OF PROVISIONS FOR LOAN LOSSES		1,157,211	1,257,024	1,400,078	2,310,018

Personnel expenses	34	(309,865)	(323,236)	(384,512)	(634,414)
Administrative expenses	35	(247,459)	(252,502)	(270,537)	(446,364)
Depreciation and amortization	36	(35,146)	(27,677)	(32,787)	(54,096)
Impairments	36	(899)	(2,247)	(2,085)	(3,440)
Other operating expenses	38	(19,565)	(13,868)	(37,439)	(61,772)

TOTAL OPERATING EXPENSES		(612,934)	(619,530)	(727,360)	(1,200,086)

NET OPERATING INCOME		544,277	637,494	672,718	1,109,932

Income attributable to associates	13	(468)	1,780	2,486	4,102

Income before income taxes		543,809	639,274	675,204	1,114,034
Income taxes	17	(63,928)	(89,085)	(79,685)	(131,474)

NET INCOME FOR THE YEAR		479,881	550,189	595,519	982,560

Attributable to:
Equity holders of the parent		479,880	550,188	595,518	982,558
Non-controlling interest		1	1	1	2

Net income per share from continued operations attributable to equity holders of the parent:	28	$	$	$	U.S.$
Basic net income per share		5.28	5.82	6.29	0.010
Diluted net income per share		5.28	5.82	6.29	0.010

The accompanying notes 1 to 44 are an

integral part of these consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

As of December 31, 2012, 2013 and 2014

(Expressed in millions of Chilean pesos unless otherwise specified)

	Notes	2012	2013	2014	2014
		MCh$	MCh$	MCh$	ThU.S.$
B. CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

NET INCOME FOR THE YEAR		479,881	550,189	595,519	982,560

Other comprehensive income that will be reclassified subsequently to profit or loss

Net unrealized gains (losses):
Net change in unrealized gains (losses) on available for sale instruments	12	30,127	14,518	7,531	12,426
Gains and losses on derivatives held as cash flow hedges	9	1,777	(18,069)	29,756	49,095
Cumulative translation adjustment		(58)	71	80	132

Subtotal Other comprehensive income before income taxes		31,846	(3,480)	37,367	61,653

Income tax		(6,343)	710	(9,294)	(15,334)

Total other comprehensive income items that will be reclassified subsequently to profit or loss		25,503	(2,770)	28,073	46,319

Other comprehensive income that will not be reclassified subsequently to profit or loss

Expense in defined benefit plans		(2,200)	(166)	(399)	(658)

Subtotal other comprehensive income before income taxes		(2,200)	(166)	(399)	(658)

Income taxes		440	33	103	170

Total other comprehensive income items that will not be reclassified subsequently to profit or loss		(1,760)	(133)	(296)	(488)
Subtotal other comprehensive income		23,743	(2,903)	27,777	45,831

TOTAL CONSOLIDATED COMPREHENSIVE INCOME		503,624	547,286	623,296	1,028,391

Attributable to:
Equity holders of the parent		503,623	547,285	623,295	1,028,389
Non-controlling interest		1	1	1	2

Comprehensive net income per share from continued operations attributable to equity holders of the parent:		$	$	$	U.S.$
Basic net income per share		5.54	5.79	6.58	0.01
Diluted net income per share		5.54	5.79	6.58	0.01

The accompanying notes 1 to 44 are an

integral part of these consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

for the years ended December 31, 2012, 2013 and 2014

(Expressed in millions of Chilean pesos unless otherwise specified)

			Reserves		Other comprehensive income(*)			Retained earnings
		Paid-in capital	Other reserves	Reserves from earnings	Unrealized gains (losses) on available- for-sale	Cumulative translation adjustment	Cash flow hedge adjustment	Retained earnings from previous periods	Income for the year	Provision for minimum dividends	Attributable to equity holders of the parent	Non- controlling interest	Total equity
	Notes	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2012		1,436,083	99,336	130,171	696	(36)	(395)	65,311	438,143	(128,642)	2,040,667	2	2,040,669
Capitalization of retained earnings	28	73,911	—	—	—	—	—	—	(73,911)	—	—	—	—
Retention (release) earnings		—	—	67,473	—	—	—	—	(67,473)	—	—	—	—
Income distribution		—	(43)	—	—	—	—	—	43	—	—	—	—
Defined benefit plans adjustment		—	(1,760)	—	—	—	—	—	—	—	(1,760)	—	(1,760)
Dividends distributions and paid		—	—	—	—	—	—	—	(296,802)	128,642	(168,160)	(1)	(168,161)
Cumulative translation adjustment		—	—	—	—	(58)	—	—	—	—	(58)	—	(58)
Valuation adjustment on available-for-sale instruments (net)		—	—	—	24,133	—	—	—	—	—	24,133	—	24,133
Cash flow hedge adjustment, net		—	—	—	—	—	1,429	—	—	—	1,429	—	1,429
Subscription and payment of shares		119,084	—	—	—	—	—	—	—	—	119,084	—	119,084
Income for the year		—	—	—	—	—	—	—	479,880	—	479,880	1	479,881
Provision for minimum dividends		—	—	—	—	—	—	—	—	(139,755)	(139,755)	—	(139,755)

Balances as of December 31, 2012		1,629,078	97,533	197,644	24,829	(94)	1,034	65,311	479,880	(139,755)	2,355,460	2	2,355,462

Balances as of January 1, 2013		1,629,078	97,533	197,644	24,829	(94)	1,034	65,311	479,880	(139,755)	2,355,460	2	2,355,462
Capitalization of retained earnings	28	86,202	—	—	—	—	—	—	(86,202)	—	—	—	—
Retention (release) earnings		—	—	48,463	—	—	—	—	(48,463)	—	—	—	—
Income distribution		—	1,760	—	—	—	—	—	(1,760)	—	—	—	—
Defined benefit plans adjustment		—	(133)	—	—	—	—	—	—	—	(133)	—	(133)
Equity adjustment investment in other companies		—	2	—	—	—	—	—	—	—	2	—	2
Dividends distributions and paid		—	—	—	—	—	—	—	(343,455)	139,755	(203,700)	(1)	(203,701)
Cumulative translation adjustment		—	—	—	—	71	—	—	—	—	71	—	71
Valuation adjustment on available-for-sale instruments (net)		—	—	—	11,614	—	—	—	—	—	11,614	—	11,614
Cash flow hedge adjustment, net		—	—	—	—	—	(14,455)	—	—	—	(14,455)	—	(14,455)
Subscription and payment of shares	28	134,071	—	—	—	—	—	—	—	—	134,071	—	134,071
Income for the year		—	—	—	—	—	—	—	550,188	—	550,188	1	550,189
Provision for minimum dividends		—	—	—	—	—	—	—	—	(154,081)	(154,081)	—	(154,081)

Balances as of December 31, 2013		1,849,351	99,162	246,107	36,443	(23)	(13,421)	65,311	550,188	(154,081)	2,679,037	2	2,679,039

Balances as of January 1, 2014		1,849,351	99,162	246,107	36,443	(23)	(13,421)	65,311	550,188	(154,081)	2,679,037	2	2,679,039
Capitalization of retained earnings	28	95,569	—	—	—	—	—	—	(95,569)	—	—	—	—
Retention (release) earnings		—	—	86,499	—	—	—	—	(86,499)	—	—	—	—
Defined benefit plans adjustment		—	(296)	—	—	—	—	—	—	—	(296)	—	(296)
Equity adjustment investment in other companies		—	4	—	—	—	—	—	—	—	4	—	4
Dividends distributions and paid		—	—	—	—	—	—	—	(368,120)	154,081	(214,039)	(1)	(214,040)
Cumulative translation adjustment		—	—	—	—	80	—	—	—	—	80	—	80
Valuation adjustment on available-for-sale instruments (net)		—	—	—	4,486	—	—	—	—	—	4,486	—	4,486
Cash flow hedge adjustment, net		—	—	—	—	—	23,507	—	—	—	23,507	—	23,507
Income for the year		—	—	—	—	—	—	—	595,518	—	595,518	1	595,519
Provision for minimum dividends		—	—	—	—	—	—	—	—	(177,324)	(177,324)	—	(177,324)

Balances as of December 31, 2014		1,944,920	98,870	332,606	40,929	57	10,086	65,311	595,518	(177,324)	2,910,973	2	2,910,975

*	As of December 31, 2012, 2013 and 2014 total other comprehensive income is MCh$25,769, MCh$22,999 and MCh$51,072, respectively.

The accompanying notes 1 to 44 are an

integral part of these consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

for the years ended December 31, 2012, 2013 and 2014

(Expressed in millions of Chilean pesos unless otherwise specified)

		2012	2013	2014	2014
	Notes	MCh$	MCh$	MCh$	ThU.S.$
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income for the year		479,880	550,188	595,519	982,561
Items that do not represent cash flows:
Depreciation and amortization	36	35,146	27,677	32,787	54,096
Impairment property and equipment	36	899	2,247	2,085	3,440
Provision for loan losses	33	207,748	260,919	306,126	505,083
Provision financial guarantees	33	(366)	(3,689)	(1,749)	(2,886)
Fair value adjustment of financial assets held-for-trading		931	(1,612)	1,764	2,910
Income attributable to associates	13	468	(1,780)	(2,486)	(4,102)
Net gain on sales of assets received in lieu of payment	37	(5,674)	(6,126)	(1,223)	(2,018)
Net gain loss on sales of property and equipment		(318)	(219)	(156)	(257)
Other charges (credits) to income that do not represent cash flows		1,721	(2,670)	(2,657)	(4,384)
(Gain) loss from foreign exchange transactions of other assets and other liabilities		37,133	(148,118)	(246,060)	(405,979)
Net changes in interest and fee accruals		38,477	29,324	(128,527)	(212,059)

Changes in assets and liabilities that affect operating cash flows:
(Increase) decrease in loans and advances to banks, net		(695,376)	281,524	(94,186)	(155,399)
(Increase) decrease in loans to customers, net		(1,529,011)	(2,198,972)	(941,244)	(1,552,977)
(Increase) decrease in financial assets held-for-trading, net		109,720	(165,645)	31,679	52,268
Increase in deferred taxes, net	17	4,224	(620)	(37,819)	(62,398)
Increase in current accounts and other demand deposits		576,301	512,875	948,593	1,565,103
Increase (decrease) in payables from repurchase agreements and security lending		(15,277)	33,016	5,282	8,715
Increase (decrease) in saving accounts and time deposits		327,980	797,009	(650,150)	(1,072,695)
(Increase) decrease in other operating assets and liabilities		(103)	(113,591)	(51,253)	(84,563)
Proceeds from sale of assets received in lieu of payment		9,510	8,454	4,132	6,817

Total cash flows from operating activities		(415,987)	(139,809)	(229,543)	(378,724)

CASH FLOWS FROM INVESTING ACTIVITIES:
(Increase) decrease in financial assets available-for-sale		219,403	(387,578)	76,809	126,729
Purchases of property and equipment	15	(17,981)	(12,249)	(31,513)	(51,994)
Proceeds from sales of property and equipment		400	505	200	330
Purchases of intangible assets	14	(9,116)	(5,511)	5,382	8,880
Investments in other companies		(71)	(1,436)	(6,603)	(10,894)
(Increase) decrease in other assets and liabilities		(1,227)	(3,922)	4,756	7,847
Dividends received from investments in other companies	13	943	956	195	322

Total cash flows from investing activities		192,351	(409,235)	49,226	81,220

CASH FLOWS FROM FINANCING ACTIVITIES:
Increase (decrease) in borrowings from financial institutions		142,573	(323,055)	4,584	7,563
Increase (decrease) in other financial obligations		(16,512)	54,074	(18,883)	(31,155)
Increase (decrease) in borrowings from Central Bank		(22,793)	—	—	—
Borrowings with Central Bank of Chile (long-term)		20	—	18	30
Payment of borrowings from Central Bank (long-term)		(56)	(7)	(20)	(33)
Long-term foreign borrowings		325,247	844,776	917,204	1,513,313
Payment of long-term foreign borrowings		(1,013,911)	(639,571)	(811,697)	(1,339,235)
Other long-term borrowings		1,526	609	7,091	11,700
Payment of other long-term borrowings		(7,363)	(6,285)	(13,211)	(21,797)
Repayment of mortgage finance bonds		(27,529)	(20,734)	(16,713)	(27,575)
Proceeds from bond issuances	22	717,557	1,097,345	736,212	1,214,691
Proceeds from commercial papers (short-term bonds)	22	516,428	509,920	1,090,340	1,798,974
Redemption from bond issuances		(389,382)	(536,823)	(1,149,274)	(1,896,210)
Subscription and payment of shares		119,084	134,071	—	—
Dividends paid		(296,802)	(343,455)	(368,120)	(607,369)

Total cash flows from financing activities		48,087	770,865	377,531	622,897

TOTAL NET POSITIVE (NEGATIVE) CASH FLOWS FOR THE YEAR		(175,549)	221,821	197,214	325,393
Net effect of exchange rate changes on cash and cash equivalents		(31,720)	60,437	46,222	76,263
Cash and cash equivalents at beginning of year		1,171,749	964,480	1,246,738	2,057,018

Cash and cash equivalents at end of year	6	964,480	1,246,738	1,490,174	2,458,674

Supplemental disclosure of cash flow information:
Cash paid during the year for:
Income taxes paid		53,949	19,525	2,091	8,910
Interest received		1,614,122	1,669,559	1,705,103	(10,927)
Interest paid		(657,235)	(581,066)	(588,572)	1,530,070

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

The consolidated financial statements of the Bank for the year ended December 31, 2014 were authorized for issuance in accordance with the directors’ resolution on April 23, 2015.

2.	Summary of Significant Accounting Principles:

(a)	Basis of preparation:

The Bank’s consolidated financial statements for the years 2012, 2013 and 2014 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The bank presents its statement of financial position broadly in order of liquidity. An analysis regarding recovery or settlement within 12 months after the statement of financial position date (current) and more than 12 months after the statement of financial position date (non–current) is presented in note 41.

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

Banco de Chile and its subsidiaries classify their expenses according to the nature of expense method.

The consolidated statement of cash flows shows the changes in cash and cash equivalents arising from operating activities, investing activities and financing activities during the period.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

2.	Summary of Significant Accounting Principles, continued:

(b)	Basis of consolidation:

The financial statements of Banco de Chile as of and for the years ended December 31, 2013 and 2014 have been consolidated with those of its subsidiaries. The financial statements of the bank’s subsidiaries are prepared for the same reporting year as for Banco de Chile, using consistent accounting policies.

(i)	Subsidiaries

Consolidated financial statements as of December 31, 2014 and 2013 incorporate financial statements of the Bank and its subsidiaries. According IFRS 10 –“Consolidated Financial Statements”, control requires exposure or rights to variable returns and the ability to affect those returns through power over an investee. Specifically the Bank has power over the investee when it has existing rights that give it the ability to direct the relevant activities of the investee.

When the Bank has less than a majority of the voting rights of an investee, but these voting rights are enough to have the ability to direct the relevant activities unilaterally, then conclude the Bank has control. The Bank considers all factors and relevant circumstances to evaluate if its voting rights are enough to obtain control, which includes:

•	The amount of voting rights that the Bank has, related to the amount of voting rights of the other stakeholders.

•	Potential voting rights maintained by the Bank, other holders of voting rights or other parties.

•	Rights that emanated from other contractual arrangements.

•

Any additional circumstance that indicate that the Bank has or does not have the ability to manage the relevant activities when decisions need to be made, including voting behavior patterns in previous shareholders meetings.

The financial statements of the subsidiaries are included in the consolidated financial statements from the date control is obtained until the loss of such control. The financial statements have been prepared using uniform accounting policies for similar transactions and other events under equivalent circumstances.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

2.	Summary of Significant Accounting Principles, continued:

(b)	Basis of consolidation, continued:

(i)	Subsidiaries, Continued:

The following table details the entities in which the Bank, directly or indirectly – owns a controlling interest and that are therefore consolidated in these financial statements:

RUT	Subsidiaries	Country	Functional Currency	Interest Owned
				Direct		Indirect		Total
				2014	2013	2014	2013	2014	2013
				%	%	%	%	%	%
44,000,213-7	Banchile Trade Services Limited	Hong Kong	U.S.$	100.00	100.00	—	—	100.00	100.00
96,767,630-6	Banchile Administradora General de Fondos S.A.	Chile	Ch$	99.98	99.98	0.02	0.02	100.00	100.00
96,543,250-7	Banchile Asesoría Financiera S.A.	Chile	Ch$	99.96	99.96	—	—	99.96	99.96
77,191,070-K	Banchile Corredores de Seguros Ltda.	Chile	Ch$	99.83	99.83	0.17	0.17	100.00	100.00
96,571,220-8	Banchile Corredores de Bolsa S.A.	Chile	Ch$	99.70	99.70	0.30	0.30	100.00	100.00
96,932,010-K	Banchile Securitizadora S.A.	Chile	Ch$	99.00	99.00	1.00	1.00	100.00	100.00
96,645,790-2	Socofin S.A.	Chile	Ch$	99.00	99.00	1.00	1.00	100.00	100.00
96,510,950-1	Promarket S.A.	Chile	Ch$	99.00	99.00	1.00	1.00	100.00	100.00

Significant intercompany transactions and balances between the Bank and its subsidiaries and among its subsidiaries have been eliminated for consolidation purposes. Any non-controlling interest is recognized as a separate item within the Bank’s consolidated equity.

(ii)	Investment in Associates and Joint Ventures

Associates

An associate is an entity over which the Bank has significant influence on its operating and financial management policy decisions, without having control over the associate. Significant influence is generally presumed when the Bank holds between 20% and 50% of the voting rights. Other factors considered when determining whether the Bank has significant influence over another entity are the representation on the board of directors and the existence of material intercompany transactions. The existence of these factors could determine the existence of significant influence over an entity despite the Bank holding a participation of less than 20% of the entity’s voting rights.

According to the equity method, the Bank’s investments in an associate is initially recorded at cost, and subsequently increased (or decreased) to reflect both the Bank’s pro rata share of the post-acquisition net income (or loss) of the associate and other movements directly recognized in the associate’s equity. Goodwill arising from the acquisition of an associate is included in the carrying value of the investment (net of any accumulated impairment loss). Since goodwill is not reported separately, an associate is not tested individually for impairment. Rather, the entire investment is tested for impairment as described below.

After the application of the equity method, the Bank determines whether it is necessary to recognize an additional impairment loss on the Bank’s investment in an associate. The Bank determines at each reporting date whether there is objective evidence that the investment in the associate is impaired. If this is the case, the Bank calculates the amount of impairment as the difference between the recoverable amount of the associate and its carrying value and recognizes the amount in its income statement.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

2.	Summary of Significant Accounting Principles, continued:

(b)	Basis of consolidation, continued:

(ii)	Investment in Associates and Joint Ventures, continued:

Joint Ventures

Joint Ventures are joint arrangements whereby the parties to the agreement that have joint control over the arrangement have rights to the net assets covered by the arrangement. Joint control exists only when decisions about the relevant activities covered by the arrangement require the unanimous consent of the parties sharing control in the agreement.

According IFRS 11, an entity shall determine the type of joint arrangement: “Joint Operation” or “Joint Venture”.

For investments defined as a “Joint Operation”, the assets, liabilities, income and expenses are recognized by the participation in the joint operation.

Investments defined as a “Joint Venture” will be registered according to the equity method.

Investments that, for their characteristics, are defined as “Joint Ventures” include the following:

•	Artikos S.A.

•	Servipag Ltda.

(iii)	Structured entities

Special purpose entities (“SPEs”) are generally created to comply with a specific and well-defined objective, such as securitizing specific assets or carrying out a specific loan transaction. An SPE is consolidated if, based on an assessment of its relationship with the Bank and the risks and benefits over the SPE, the Bank concludes that it has control of the SPE. The Bank only deems as an unconsolidated SPE the segregated equity No.17 which is currently managed by “Banchile Securitizadora S.A.

As of December 31, 2013 and 2014, the Bank does not control any SPEs.

(iv)	Asset management services investments and mutual funds

The Bank, through its subsidiary Banchile Administradora General de Fondos, manages assets through investment and mutual funds and other investment products on behalf of investors.

According to IFRS 10, for consolidation purposes, it is necessary to evaluate the role of the Bank and its subsidiaries in the funds that it manages, determining its role of Agent or Principal. When assessing whether an investor controls an investee, an investor with decision-making rights must determine whether it acts as a Principal or as an Agent for other parties. A number of factors are considered in making this assessment.

This assessment should consider the following:

•	Scope to make decision over the investee

•	Rights held by other parties

•	Remuneration according to compensation arrangements

•	Exposition, of the decision maker, to the variability of returns from other interests that keeps the investee

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

2.	Summary of Significant Accounting Principles, continued:

(b)	Basis of consolidation, continued:

(iv)	Asset management services investments and mutual funds, continued:

The Bank and its subsidiaries managed on behalf and for the benefit of investors, acting as an Agent only in this relationship. Under this category, and as per the aforementioned rule, these funds are not controlled by the Bank or its subsidiaries.

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

Relevant estimates and assumptions are reviewed regularly by senior management in order to quantify certain assets, liabilities, income, expenses and uncertainties. Revisions to accounting estimates are recognized in the year in which the estimate is revised and for any future period that is affected.

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

A financial liability is derecognized when the obligation under the liability is discharged or canceled or expires.

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

Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The most objective and common fair value is the price that you would pay on an active, transparent and deep market (“quoted price” or “market price”).

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

The chosen valuation technique uses the maximum observable market data, relies as little as possible on estimates performed by the Bank, incorporates factors that market participants would consider in setting a price and is consistent with accepted economic methodologies for pricing financial instruments. Inputs into the valuation technique reasonably represent market expectations and include risk and return factors that are inherent in the financial instrument. Periodically, the Bank calibrates the valuation techniques and tests them for validity using prices from observable current market transactions in the same instrument or based on any available observable market data.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

2.	Summary of Significant Accounting Principles, continued:

(f)	Financial asset and liability valuation criteria, continued:

(v)	Fair value measurements, continued:

The best evidence of the fair value of a financial instrument at initial recognition is the transaction price (i.e., the fair value of the consideration given or received) unless the fair value of that instrument is evidenced by a comparison with other observable current market transactions in the same instrument (i.e., without modification or repackaging) or based on a valuation technique whose variables include only data from observable markets.

When the transaction price provides the best evidence of fair value at initial recognition, the financial instrument is initially measured at the transaction price and any difference between this price and the value initially obtained from a valuation model is subsequently recognized in income.

Fair value estimates obtained from models are adjusted for any other factors, such as model uncertainties; to the extent that the Bank believes that a third-party market participant would take them into account in pricing a transaction.

The Bank’s fair value disclosures are included in Note 40.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

2.	Summary of Significant Accounting Principles, continued:

(g)	Loans and advances to banks:

Loans and advances to customers include non–derivative financial assets with fixed or determinable payments, such as domestic banks and foreign banks including the Chilean Central Bank.

After initial measurement, amounts of Loans and advances to customers are subsequently measured at amortized cost using the EIR (effective interest rate), less allowances for impairment. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees and costs that are an integral part of the EIR. The amortization is included in Interest Revenue in the income statement. The losses arising from impairment are recognized in the income statement in Interest Expense.

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

For purposes of establishing the appropriate allowances, the Bank classifies the debtors and their operations related to loans into one of three categories of loan portfolio: Normal, Substandard and Non-complying Loans.

(i.1)	Normal Loans:

Normal loans correspond to borrowers who are up to date on their payment obligations and show no sign of deterioration in their credit quality.

(i.2)	Substandard Loans:

Substandard loans include all borrowers with insufficient payment capacity or significant deterioration of payment capacity that it may be reasonably expected that they will not comply with all principal and interest payments obligations set forth in the credit agreement.

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

This corresponds to invoices and other commercial instruments representative of credit, with or without recourse, received in factoring operations and which are registered to book value plus interest and adjustments until maturity.

In those cases where the transfer of these instruments was made without responsibility of the grantor, the Bank assumes the default risk.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

2.	Summary of Significant Accounting Principles, continued:

(h)	Loans to customers, continued:

(v)	Impairment of loans

At each year ended date, Banco de Chile and its subsidiaries assess whether there is objective evidence that a loan asset or a group of loans is impaired. A loan asset or a group of loans is considered impaired and impairment losses are incurred if:

(a)	there is objective evidence of impairment as a result of a loss event that occurred after the initial recognition of the asset and up to the balance sheet date (“a loss event”);

(b)	the loss event had an impact on the estimated future cash flows of the financial asset or the group of financial assets and;

(c)	a reliable estimate of the loss amount can be made.

Banco de Chile and its subsidiaries first assess whether objective evidence of impairment exists for loans that are individually significant. It then assesses collectively for loans that are not individually significant and loans which are significant but for which no objective evidence of impairment was observed as a result of the individual assessment.

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

The bank seeks to use collateral, where possible, to mitigate its risks on financial assets. The collateral comes in various forms such as mortgages, pledges, securities, other non-financial assets and credit enhancements. The fair value of collateral is generally assessed, at a minimum, at inception through a certified appraiser. Later, a model updates the collateral value considering factors such as location, collateral type, and observable market value, among others. However, some types of collateral, such as securities, are valued daily. To the extent possible, the bank uses active market data for valuing financial assets held as collateral. (See Note 42 for further analysis of collateral).

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

2.	Summary of Significant Accounting Principles, continued:

(j)	Finance and operating leases, continued:

The Bank acting as lessee

Assets held under finance leases are initially recognized on the balance sheet at an amount equal to the fair value of the leased property or, if lower, the present value of the minimum lease payments. The corresponding liability to the lessor is included in the balance sheet as a finance lease obligation. The discount rate used in calculating the present value of the minimum lease payments is either the interest rate implicit in the lease, if it is practicable to determine, or the incremental borrowing rate. Contingent rentals are recognized as expense in the periods in which they are incurred. As of December 31, 2013 and 2014, the Bank and its subsidiaries have not signed contracts of this nature.

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

(k)	Interest revenue and expense:

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

(l)	Fees and commissions:

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

2.	Summary of Significant Accounting Principles, continued:

(m)	Cash and cash equivalents:

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

(n)	Property and equipment:

Property and equipment is stated at cost excluding servicing cost, less accumulated depreciation and accumulated impairment. Changes in the expected useful life are accounted for by changing the depreciation period or method, as appropriate, and treated as changes in accounting estimates.

This cost includes expenses that have been directly attributed to the asset’s acquisition.

Depreciation is recognized in income on a straight-line basis over the estimated useful lives of each part of an item of property and equipment.

Estimated useful lives for 2013 and 2014 are as follows:

Buildings	50 years
Installations (in general)	10 years
Equipment	5 years
Office furniture	5 years

Property and equipment is derecognized on disposal or when no future economic benefits are expected from its use. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is recognized in “Impairments” in the income statement in the year the asset is derecognized.

(o)	Intangible assets:

Intangible assets are identified as non-monetary assets (separated from other assets) without physical substance that arise as the result of a legal transaction or that are developed internally by the consolidated entities. They are assets whose cost can be reliably estimated and for which the consolidated entities consider that it is probable that future economic benefits will be recognized.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

2.	Summary of Significant Accounting Principles, continued:

(o)	Intangible assets, continued:

(i)	Goodwill

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

2.	Summary of Significant Accounting Principles, continued:

(p)	Collateral repossessed (assets received in lieu of payment):

Assets received in lieu of payment are classified under “Other Assets” and they are recorded at the lower of carrying amount and fair value, less cost to sell. Assets that are determined better to be sold are immediately transferred to assets held for sale at their fair value at the repossession date in line with the Bank’s policy.

(q)	Investment Properties:

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

(s)	Presentation and functional currency:

The items included in the financial statements of each of the entities of Banco de Chile and its subsidiaries are valued using the currency of the primary economic environment in which it operates (functional currency). The functional currency of Banco de Chile is the Chilean peso, which is also the currency used to present the entity’s consolidated financial statements.

(t)	Transactions in foreign currency:

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

Assets and liabilities in foreign currencies are shown at their equivalent value in Chilean pesos, calculated using the following exchange rates as of December 31, 2013 and 2014: Ch$525.72 and Ch$606.09 to U.S.$1, Ch$5.00 and Ch$5.08 per JPY1, Ch$726.12 and Ch$737.43 per EUR1.

The gain of MCh$70,225 (gain of MCh$71,457 in 2013) for net foreign exchange income shown in the Consolidated Statement of Comprehensive Income includes recognition of the effects of exchange rates variations on assets and liabilities in foreign currency or indexed to exchange rates, and the result of foreign exchange transactions conducted by the Bank and its subsidiaries.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

2.	Summary of Significant Accounting Principles, continued:

(u)	Derivative instruments:

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

Changes in the fair value of derivative contracts held for trading purposes are recorded in “Net financial operating income”, in the Consolidated Statement of Comprehensive Income.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

2.	Summary of Significant Accounting Principles, continued:

(u)	Derivative instruments, continued:

Changes in the fair value of derivative contracts that qualify for Hedge Accounting are recorded, as follows:

•

If derivative contracts qualify for hedge accounting of changes in the fair value of assets, liabilities or unrecognized firm commitments (Fair Value Hedge), changes in the fair value of both the hedged asset (or liability) and the hedging derivative are recognized in the income statement under “Interest revenue and expenses” and/or “Foreign Exchange Transactions, Net”, depending on the risk being hedged. On the other hand, any ineffective portion of the Fair Value Hedge is recognized in the income statement under “Net Financial Operating Income.”

•

If derivative contracts qualify for hedge accounting of the variability of future cash flows from highly probable future transactions and/or floating rate assets or liabilities (Cash Flow Hedge), the changes in fair value are recorded in Equity under “Other Comprehensive Income”, to the extent that the hedge is effective. Changes in the fair value of the Cash Flow Hedge are subsequently reclassified to the income statement when and where the hedged item affects the Bank’s results (e.g. to Interest Revenues and Expenses and/or Foreign Exchange Transactions when the hedged instrument affects the income statement because of interest rate risk, or exchange rate risk, respectively). On the other hand, any ineffective portion of the Cash Flow Hedge is recognized in the comprehensive statement of income under the “Net Financial Operating Income” line item.

Finally, if the hedging instrument does not continue qualifying for hedge accounting and/or it is terminated, sold, suspended or executed, the hedge accounting is discontinued prospectively. In this case, gains/losses already accrued will remain in Equity until the expected transactions occur. In that moment, gains/losses will be recorded in the Income Statement (under “Interest Revenues or Expenses” and/or “Foreign Exchange Transactions” depending on the risk being hedged) as long as transactions occur. Otherwise, if transactions are expected to fail, the changes in fair value are immediately recognized in the Income Statement (under “Interest Revenues or Expenses” and/or “Foreign Exchange Transactions” depending on the risk that was used to be hedged).”

(v)	Financial assets held-for-trading:

Financial assets held-for-trading are securities acquired in order to generate profits from short-term price fluctuations or as a result of brokerage activities, or which are part of a portfolio on which a short-term profit-generating pattern exists. This item includes mainly Central Bank bonds and deposits from domestic banks.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

2.	Summary of Significant Accounting Principles, continued:

(w)	Financial assets held to maturity and available-for-sale:

Financial assets held-to-maturity includes only those securities for which the Bank has the ability and intention of keeping until maturity. The remaining investments are considered as financial assets available-for-sale. The Bank reassesses on an ongoing basis the ability and intention to sell available-for-sale instruments.

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

Interest and indexations of financial assets held to maturity and available-for-sale are included in the line item “Interest revenue”. The dividends earned while holding available–for–sale financial investments are recognized in the income statement as “Interest revenue” once the right to receive the payment has been established.

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

As of December 31, 2013 and 2014, the Bank does not hold held to maturity instruments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

2.	Summary of Significant Accounting Principles, continued:

(x)	Debt issued and other financial liabilities:

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

The Bank applies the same accounting policies for its other financial liabilities.

(y)	Securities lending and borrowed:

The Bank engages in transactions involving repurchase agreements as a form of investment. The securities purchased under these agreements are not recognized on the Bank’s Statement of Financial Position. The consideration paid is recognized under “Receivables from Repurchase Agreements and Security Lending” reflecting the transaction’s economic substance as a loan granted by the Bank. The difference between the purchase and the resale price is recorded in “Net Interest Income” and is accrued over the duration of the agreement using its effective interest rate. This treatment reflects the economic substance as a loan to the Bank.

The Bank also enters into security repurchase agreements as a form of financing. The securities sold under agreement to repurchase at a specific date in the future are not derecognized from the Statement of Financial Position because the Bank retains all the risks and rewards of the ownership of the securities. The corresponding cash received is recognized in the balance sheet as an asset, and the corresponding obligation to return the cash, including any accrued interest, is recognized as a liability under “Payables from Repurchase Agreements and Security Lending”. The difference between the sale and the repurchase price is treated as “Interest Expense” and is accrued over the duration of the agreement using the effective interest rate.

The treatment of security lending and borrowing transactions follows the principles laid out above. Securities borrowed are not recorded in the Statement of Financial Position and, securities loaned are not derecognized from the Statement of Financial Position.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

2.	Summary of Significant Accounting Principles, continued:

(z)	Customer loyalty programs:

The Bank maintains a loyalty program as an incentive for its customers. The scheme grants its customers certain points depending on the value of credit card purchases they make. The collected points can be used to obtain services from a third party. In accordance with IFRIC 13 the costs which the Bank incurs providing this incentive plan are recognized at fair value when the corresponding revenue is recognized, considering the probabilities of being used by the customers to obtain the third party’s service. The points collected under the loyalty program cannot be used to obtain services directly from the Bank.

(aa)	Provisions and contingent liabilities:

Provisions are liabilities that are characterized by uncertainty in either their amount or maturity. Provisions are recorded in the Statement of Financial Position when the following requirements are jointly met:

(i)	a present obligation has arisen from a past event and,

(ii)	as of the date of the financial statements it is likely that the Bank or its subsidiaries have to disburse resources to settle the obligation and,

(iii)	the amount can be reliably measured.

A contingent asset or liability is any right or obligation that arises from past events whose existence will be confirmed by one or more uncertain future events which are not within the control of the Bank. Contingent assets and liabilities are not recognized in the Statement of Financial Position.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

2.	Summary of Significant Accounting Principles, continued:

(ab)	Provision for minimum dividends:

The Bank records within liabilities the portion of net income for the year that should be distributed to comply with the Corporations Law. For these purposes, the Bank establishes a provision in a complementary equity account within retained earnings.

(ac)	Employee benefits:

(i)	Staff vacations

The annual costs of vacations and staff benefits are recognized on an accrual basis.

(ii)	Short-term benefits

The Bank has a yearly bonus plan for its employees based on their ability to meet objectives and their individual contribution to the Bank’s results, consisting of a given number or portion of monthly salaries. It is provisioned for based on the estimated amount to be distributed.

(iii)	Staff severance indemnities

Banco de Chile has recorded a liability for long-term severance indemnities in accordance with employment contracts it has with certain employees. The liability, which results from payments to specified employees that are retiring with more than 30 years of service, is recorded at the present value of the accrued benefits. It is calculated by applying an equivalent discount rate to the accrued benefits. These benefits accrue over the estimated average remaining service period.

Obligations for this defined benefit plan are valued according to the projected unit credit actuarial valuation method, using inputs such as staff turnover rates, expected growth in wages and the probability that this benefit will be used, discounted at current long-term rates (5.19% as of December 31, 2013 and 4.38% as of December 31, 2014). The discount rate used corresponds to the return on bonds of the Central Bank with a maturity period of 10 years.

Actuarial gains and losses are recognized as other comprehensive income at the end of each reporting period. There is no past service costs that would have to be recognized by the Bank.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

2.	Summary of Significant Accounting Principles, continued:

(ad)	Equity reserves:

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

Unrealized gains (losses) on available-for-sale instruments:

This item comprises changes in the fair value of these instruments.

Cumulative translation adjustment:

This item is used to record exchange differences arising from the translation of the net investment in foreign operations.

(ae)	Earnings per share:

Basic earnings per share is determined by dividing net income for the year attributable to the Bank by the average weighted number of shares in circulation during that year.

Diluted earnings per share is determined in a similar manner as basic earnings per share, but the average weighted number of shares in circulation is adjusted to account for the dilutive effect of stock options, warrants and convertible debt. As of December 31, 2013 and 2014, the Bank does not have any instruments or contracts that could cause dilutions. Therefore, no adjustments have been made.

(af)	Segment reporting:

The Bank’s operating segments are defined based on its different business units, considering the following factors:

(i)	That it develops business activities from which income is obtained and expenses are incurred (including income and expenses relating to transactions with other components of the same entity);

(vi)	That its operating results are reviewed regularly by the entity’s highest decision-making authority for operating decisions, to determine resource allocation for the segment and evaluate its performance; and

(vii)	That separate financial information is available.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

2.	Summary of Significant Accounting Principles, continued:

(ag)	Identifying and measuring impairment:

Financial assets (other than loans)

Financial assets are reviewed throughout each year, and especially at each reporting date, to determine whether there is objective evidence of impairment as a result of a loss event that occurred after the initial recognition of the asset, and to determine whether the loss event had an impact on the estimated future cash flows of the financial asset that can be reliably calculated.

An impairment loss for financial assets (different to loans to customers) recorded at amortized cost is calculated as the difference between the asset’s carrying amount and the present value of the estimated future cash flows, discounted using the effective interest rate original.

An impairment loss for available-for-sale financial assets is calculated using its fair value, considering fair value changes already recognized in other comprehensive income.

In the case of equity investments classified as available-for-sale financial assets, objective evidence includes a significant or prolonged decline in the fair value of the investment below cost. In the case of debt securities classified as available-for-sale financial assets, the Bank assesses whether there exists objective evidence for impairment based on the same criteria as for loans.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

2.	Summary of Significant Accounting Principles, continued:

(ag)	Identifying and measuring impairment, continued:

Financial assets (other than loans), continued:

If there is evidence of impairment, any amount previously recognized in equity, under net gains (losses) not recognized in the income statement, is removed from equity and recognized in the income statement for the period, under net gains (losses) on financial assets available for sale. This amount is determined as the difference between the acquisition cost (net of any principal repayments and amortization) and current fair value of the asset less any impairment loss on that investment previously recognized in the income statement.

When the fair value of the available-for-sale debt security recovers to at least amortized cost it is no longer considered impaired and subsequent changes in fair value are reported in equity.

Individually significant financial assets are individually examined to determine impairment. Remaining financial assets are collectively evaluated in groups that share similar credit risk characteristics. Both criteria are similar as those described in Note 2(h) Loans to customers to determine impairment individually and group.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

2.	Summary of Significant Accounting Principles, continued:

(ag)	Identifying and measuring impairment, continued:

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

Impairment losses relating to goodwill cannot be reversed in future periods.

(ah)	Fiduciary activities:

The Bank provides trust and other fiduciary services that result in the holding or investing of assets on behalf of the clients. Assets held in a fiduciary capacity are not reported in the financial statements, as they are not the assets of the Bank.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

3.	New and amended standards and interpretations:

The accounting policies adopted are consistent with those of the previous financial year. Amendments that resulted from improvements to IFRSs to the following standards did not have any impact on the accounting policies, financial position or performance of the Bank:

•	IAS 32 Offsetting Financial Assets and Financial Liabilities – Amendment clarifies certain aspects because of the variation in the application of the requirements on offsetting

•	IFRS 10, IFRS 12 and IAS 27 – Investment Entities – Amendments to provide ‘investment entities’ an exemption from the consolidation of particular subsidiaries

•

IAS 36 Impairment of Assets – Recoverable Amount Disclosures for Non-Financial Assets – Amendment to reduce the circumstances in which the recoverable amount of assets or cash-generating units is required to be disclosed.

•

IAS 19 Defined Benefit Plans: Employee Contributions – Amendment to clarify the requirements that relate to how contributions from employees or third parties that are linked to service should be attributed to periods of service.

•

IAS 39 Novation of Derivatives and Continuation of Hedge Accounting – Amendment to make it clear that there is no need to discontinue hedge accounting if a hedging derivative is novated, provided certain criteria are met.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

4.	Changes in Accounting policies and Disclosures:

During the period ended December 31, 2014, there have been no accounting changes that may significantly affect these consolidated financial statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

5.	Segment Reporting:

For management purposes, the Bank has organized its operations and commercial strategies into four business segments, which are defined in accordance with the type of products and services offered to target customers. These business segments are currently defined as follows:

Retail:	This segment focuses on individuals and small and medium-sized companies with annual sales up to UF 70,000, where the product offering focuses primarily on consumer loans, commercial loans, checking accounts, credit cards, credit lines and mortgage loans.

Wholesale:	This segment focused on corporate clients and large companies, whose annual revenue exceed UF 70,000, where the product offering focuses primarily on commercial loans, checking accounts and liquidity management services, debt instruments, foreign trade, derivative contracts and leases.

Treasury and money market operations:

This segment includes revenue associated with managing the Bank’s balance sheet (currencies, maturities and interest rates) and liquidity, including financial instrument and currency trading on behalf of the Bank itself.

Transactions on behalf of customers carried out by the Treasury are reflected in the respective aforementioned segments. These products are highly transaction-focused and include foreign exchange transactions, derivatives and financial instruments in general.

Subsidiaries:	Corresponds to companies and corporations controlled by the Bank, where income is obtained individually by the respective subsidiary. The companies that comprise this segment are:

•  Banchile Administradora General de Fondos S.A.

•  Banchile Asesoría Financiera S.A.

•  Banchile Corredores de Seguros Ltda.

•  Banchile Corredores de Bolsa S.A.

•  Banchile Securitizadora S.A.

•  Banchile Trade Services Limited

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

The Bank obtains the majority of its income from interest, indexation and fees, less the associated credit costs and expenses. Management primarily bases its evaluation of segment performance and decision-making regarding goals and the allocation of resources for each unit on these concepts. Even though the results of the segments reconcile with those of the Bank at the consolidated level, differences may exist in each segment’s results due to the different measurement concepts indicated above.

The Bank did not enter into transactions with any particular customer or third party that collectively generated more than 10% of the Bank’s total income in 2013 and 2014.

The Bank carries out its business operations in Chile.

Transfer pricing between operating segments is conducted on an arm’s length basis in a manner similar to transactions with unaffiliated third parties.

Taxes are managed at the consolidated level and are not allocated to business segments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

5.	Segment Reporting, continued:

	As of December 31, 2012
	Retail MCh$	Wholesale MCh$	Treasury MCh$	Subsidiaries MCh$	Subtotal MCh$	Reclassifications and adjustments to conform IFRS MCh$	Note	Total MCh$
Net interest income	671,971	263,108	18,356	(12,296)	941,139	22,998		964,137
Net fees and commissions income	153,358	42,229	(367)	103,472	298,692	(11,420)		287,272
Other operating income	16,759	33,069	14,746	31,522	96,096	(23,874)		72,222

Total operating revenue	842,088	338,406	32,735	122,698	1,335,927	(12,296)	(1)	1,323,631
Provisions for loan losses	(180,559)	(7,622)	(22)	13	(188,190)	21,770	(2)	(166,420)
Depreciation and amortization	(20,903)	(7,300)	(1,204)	(1,550)	(30,957)	(4,189)	(3)	(35,146)
Other operating expenses	(390,055)	(109,105)	(8,672)	(86,718)	(594,550)	16,762	(4)	(577,788)
Income attributable to associates	(288)	(228)	(18)	305	(229)	(239)		(468)

Income before income taxes	250,283	214,151	22,819	34,748	522,001	21,808		543,809
Income taxes					(54,390)	(9,538)		(63,928)

Income after income taxes					467,611	12,270		479,881

Assets	9,852,430	9,614,329	3,746,908	635,225	23,848,892	(706,493)		23,142,399
Current and deferred taxes					99,506	(43,705)		55,801

Total assets					23,948,398	(750,198)	(6)	23,198,200

Liabilities	7,706,834	9,225,881	4,495,605	489,830	21,918,150	(1,098,601)		20,819,549
Current and deferred taxes					23,189	—		23,189

Total liabilities					21,941,339	(1,098,601)	(7)	20,842,738

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

5.	Segment Reporting, continued:

Reclassifications and adjustments to conform IFRS

(1)	The total effect due to the elimination adjustments to conform the total operating revenue is MCh$(13,873). The total effect of IFRS adjustments is MCh$1,577, which mainly stems from the reclassification of interest on repurchase agreements and suspended interest recognition.

(2)	The total effect relates to IFRS adjustments of MCh$21,770, which mainly stems from differing allowances for loan losses.

(3)	The total effect relates to IFRS adjustments of MCh$(4,189), which stems from the amortization of intangibles and depreciation of property and equipment from Citibank Chile.

(4)	The total effect due to the elimination adjustments to conform other operating expenses is MCh$13,873. The total effect of IFRS adjustments is MCh$2,889, which represents reversal of write-offs of assets received in lieu of payments.

(5)	The total effect relates to IFRS adjustments of MCh$(9,538), which stems from deferred taxes.

(6)	The total effect due to the elimination adjustments to conform the consolidated financial position data in assets is MCh$(717,653). The total effect of IFRS adjustments in assets is MCh$(32,545), which mainly stems from deviating allowances for loan losses, the acquisition of Citibank Chile and deferred taxes effects.

(7)	The total effect due to the elimination adjustments to conform the consolidated financial position data in liabilities is MCh$(717,653). The total effect of IFRS adjustments in liabilities is MCh$(380,948), which mainly stems from providing for minimum dividends and differing allowances for loan losses.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

5.	Segment Reporting, continued:

	As of December 31, 2013
	Retail MCh$	Wholesale MCh$	Treasury MCh$	Subsidiaries MCh$	Subtotal MCh$	Reclassifications and adjustments to conform IFRS MCh$	Note	Total MCh$
Net interest income	737,476	303,128	23,269	(12,143)	1,051,730	9,841		1,061,571
Net fees and commissions income	150,195	42,615	(1,355)	106,280	297,735	(10,642)		287,093
Other operating income	35,551	57,320	(5,607)	32,439	119,703	10,310		130,013

Total operating revenue	923,222	403,063	16,307	126,576	1,469,168	9,509	(1)	1,478,677
Provisions for loan losses	(203,586)	(38,031)	47	(43)	(241,613)	19,960	(2)	(221,653)
Depreciation and amortization	(20,068)	(5,912)	(1,182)	(1,747)	(28,909)	1,232	(3)	(27,677)
Other operating expenses	(397,456)	(112,528)	(5,171)	(92,023)	(607,178)	15,325	(4)	(591,853)
Income attributable to associates	1,123	814	95	39	2,071	(291)		1,780

Income before income taxes	303,235	247,406	10,096	32,802	593,539	45,735		639,274
Income taxes					(79,936)	(9,149)	(5)	(89,085)

Income after income taxes					513,603	36,586		550,189

Assets	10,635,940	10,385,698	4,319,777	634,466	25,975,881	(158,594)		25,817,287
Current and deferred taxes					109,335	(52,914)		56,421

Total assets					26,085,216	(211,508)	(6)	25,873,708

Liabilities	8,299,048	9,633,395	5,378,699	482,627	23,793,769	(606,231)		23,187,538
Current and deferred taxes					7,131	—		7,131

Total liabilities					23,800,900	(606,231)	(7)	23,194,669

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

5.	Segment Reporting, continued:

Reclassifications and adjustments to conform IFRS

(1)	The total effect due to the elimination adjustments to conform the total operating revenue is MCh$(13,143). The total effect of IFRS adjustments is MCh$22,652, which mainly stems from the reclassification of interest on repurchase agreements and suspended interest recognition.

(2)	The total effect relates to IFRS adjustments of MCh$19,960, which mainly stems from differing allowances for loan losses.

(3)	The total effect relates to IFRS adjustments of MCh$1,232, which stems from the amortization of intangibles and depreciation of property and equipment from Citibank Chile.

(4)	The total effect due to the elimination adjustments to conform other operating expenses is MCh$13,143. The total effect of IFRS adjustments is MCh$2,182, which represents reversal of write-offs of assets received in lieu of payments.

(5)	The total effect relates to IFRS adjustments of MCh$(9,149), which stems from deferred taxes.

(6)	The total effect due to the elimination adjustments to conform the consolidated financial position data in assets is MCh$(191,117). The total effect of IFRS adjustments in assets is MCh$(20,391), which mainly stems from deviating allowances for loan losses, the acquisition of Citibank Chile and deferred taxes effects.

(7)	The total effect due to the elimination adjustments to conform the consolidated financial position data in liabilities is MCh$(191,117). The total effect of IFRS adjustments in liabilities is MCh$(415,114), which mainly stems from providing for minimum dividends and differing allowances for loan losses.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

5.	Segment Reporting, continued:

	As of December 31, 2014
	Retail MCh$	Wholesale MCh$	Treasury MCh$	Subsidiaries MCh$	Subtotal MCh$	Reclassifications and adjustments to conform IFRS MCh$	Note	Total MCh$
Net interest income	836,917	379,456	35,005	(8,834)	1,242,544	14,272		1,256,816
Net fees and commissions income	134,635	40,316	(1,825)	114,246	287,372	(15,184)		272,188
Other operating income	30,581	60,279	13,871	29,552	134,283	(1,643)		132,640

Total operating revenue	1,002,133	480,051	47,051	134,964	1,664,199	(2,555)	(1)	1,661,644
Provisions for loan losses	(232,802)	(51,348)	—	157	(283,993)	22,427	(2)	(261,566)
Depreciation and amortization	(22,497)	(5,324)	(296)	(2,384)	(30,501)	(2,286)	(3)	(32,787)
Other operating expenses	(464,323)	(134,211)	(4,364)	(99,060)	(701,958)	7,385	(4)	(694,573)
Income attributable to associates	1,868	584	50	359	2,861	(375)		2,486

Income before income taxes	284,379	289,752	42,441	34,036	650,608	24,596		675,204
Income taxes					(59,527)	(20,158)	(5)	(79,685)

Income after income taxes					591,081	4,438		595,519

Assets	11,789,339	10,307,291	4,981,302	538,445	27,616,377	(128,941)		27,487,436
Current and deferred taxes					167,840	(73,600)		94,240

Total assets					27,784,217	(202,541)	(6)	27,581,676

Liabilities	8,419,469	9,664,423	6,754,592	391,547	25,230,031	(578,360)		24,651,671
Current and deferred taxes					19,030	—		19,030

Total liabilities					25,249,061	(578,360)	(7)	24,670,701

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

5.	Segment Reporting, continued:

Reclassifications and adjustments to conform IFRS

(1)	The total effect due to the elimination adjustments to conform the total operating revenue is MCh$(17,797). The total effect of IFRS adjustments is MCh$15,242, which mainly stems from the reclassification of interest on repurchase agreements and suspended interest recognition.

(2)	The total effect relates to IFRS adjustments of MCh$22,427, which mainly stems from differing allowances for loan losses.

(3)	The total effect relates to IFRS adjustments of MCh$(2,286), which stems from the amortization of intangibles and depreciation of property and equipment from Citibank Chile.

(4)	The total effect due to the elimination adjustments to conform other operating expenses is MCh$17,797. The total effect of IFRS adjustments is MCh$(10,412), which represents reversal of write-offs of assets received in lieu of payments.

(5)	The total effect relates to IFRS adjustments of MCh$(20,158), which stems from deferred taxes.

(6)	The total effect due to the elimination adjustments to conform the consolidated financial position data in assets is MCh$(176,886). The total effect of IFRS adjustments in assets is MCh$(25,655), which mainly stems from deviating allowances for loan losses, the acquisition of Citibank Chile and deferred taxes effects.

(7)	The total effect due to the elimination adjustments to conform the consolidated financial position data in liabilities is MCh$(176,886). The total effect of IFRS adjustments in liabilities is MCh$(401,474), which mainly stems from providing for minimum dividends and differing allowances for loan losses.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

6.	Cash and Cash Equivalents:

(a)	Details of cash and cash equivalents and its reconciliation to the statement of cash flows at each period are as follows:

	2013 MCh$	2014 MCh$
Cash and due from banks:
Cash (*)	485,537	476,429
Current account with the Central Bank (*)	71,787	147,215
Deposits in other domestic banks	15,588	12,778
Deposits abroad	300,396	278,711

Subtotal – Cash and due from banks	873,308	915,133

Transactions in the course of collection	248,128	303,136
Highly liquid financial instruments (shown in other assets)	66,213	255,013
Repurchase agreements	59,089	16,892

Total cash and cash equivalents	1,246,738	1,490,174

(*)	Amounts in cash and Central Bank deposits are regulatory reserve deposits for which the Bank must maintain a certain monthly average.

(b)	Transactions in the course of collection:

Transactions in the course of collection are transactions for which the only remaining step is settlement, which will increase or decrease the funds in the Central Bank or in foreign banks, normally occurring within 24 to 48 business hours and are detailed as follows:

	2013 MCh$	2014 MCh$
Assets
Documents drawn on other banks (clearing)	232,698	290,866
Funds receivable	67,328	65,319

Subtotal transactions in the course of collection	300,026	356,185

Liabilities
Funds payable	(51,898)	(53,049)

Subtotal transactions in the course of payment	(51,898)	(53,049)

Total transactions in the course of collection	248,128	303,136

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

7.	Financial Assets Held-for-Trading:

The details of financial instruments classified as held-for-trading are as follows:

	2013 MCh$	2014 MCh$
Instruments issued by the Chilean Government and Central Bank:
Central Bank bonds	34,407	13,906
Central Bank promissory notes	2,995	2,996
Other instruments issued by the Chilean Government and Central Bank	27,535	71,968

Other instruments issued in Chile
Mortgage bonds from domestic banks	14	9
Bonds from domestic banks	1,926	3,197
Deposits in domestic banks	255,582	199,665
Bonds issued by chilean companies	3,427	1,351
Other instruments issued in Chile	1,035	366
Instruments issued by foreign institutions
Other instruments issued abroad	—	—

Total	326,921	293,458

“Other instruments issued in Chile” include instruments sold under repurchase agreements with customers and financial instruments amounting to MCh$194,074 as of December 31, 2014 (MCh$227,453 in 2013).

Repurchase agreements have an average expiration of 13 days as of December 31, 2014 (14 days in 2013).

Additionally, the Bank holds financial investments in mortgage finance bonds issued by itself in the amount of MCh$32,956 as of December 31, 2014 (MCh$41,313 in 2013), which are presented as a reduction of the liability line item “Debt issued.”

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

8.	Cash collateral on securities and reverse repurchase agreements:

(a)	The Bank provides financing to its customers through “Receivables from Repurchase Agreements and Security Borrowing”, in which the financial instrument serves as collateral. As of December 31, 2013 and 2014, the Bank has the following receivables resulting from such transactions:

	Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total
	2013	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013	2014
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Instruments issued by the Chilean Government and Central Bank

Central Bank bonds	—	820	—	—	—	—	—	—	—	—	—	—	—	820

Central Bank promissory notes	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments issued by the Chilean Government and Central Bank	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other Instruments Issued in Chile			—	—	—	—	—	—	—	—	—	—	—	—
Deposit promissory notes from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Mortgage bonds from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Bonds from domestic banks	8,443	—	—	—	—	—	—	—	—	—	—	—	8,443	—

Deposits in domestic banks	46,084	—	—	—	—	—	—	—	—	—	—	—	46,084	—
Bonds from other Chilean companies	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Other instruments issued in Chile	3,902	11,043	12,250	6,291	11,743	9,507	—	—	—	—	—	—	27,895	26,841

Total	58,429	11,863	12,250	6,291	11,743	9,507	—	—	—	—	—	—	82,422	27,661

As part of reverse repurchase and securities borrowing agreements the Bank has received securities that it is allowed to sell or repledge in the absence of default by the owner. At December 31, 2014 the Bank held securities with a fair value of Ch$27,549 million (Ch$81,830 million in 2013) on such terms. The Bank has an obligation to return the securities to its counterparties.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

8.	Cash collateral on securities and reverse repurchase agreements, continued:

(b)	The Bank obtains financing by selling financial instruments and committing to repurchase them at future dates, plus interest at a prefixed rate. As of December 31, 2013 and 2014, the Bank has the following payables resulting from such transactions:

	Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total
	2013	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013	2014
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Instruments issued by the Chilean Government and Central Bank of Chile

Central Bank bonds	16,831	—	—	—	—	—	—	—	—	—	—	—	16,831	—
Central Bank promissory notes	—	25,643	—	—	—	—	—	—	—	—	—	—	—	25,643
Other instruments issued by the Chilean Government and Central Bank	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other Instruments Issued in Chile
Deposit promissory notes from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Mortgage bonds from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Bonds from domestic banks	—	3,152	—	—	—	—	—	—	—	—	—	—	—	3,152

Deposits in domestic banks	232,512	220,528	7,217	159	—	—	—	—	—	—	—	—	239,729	220,687
Bonds from other Chilean companies	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments issued in Chile	206	—	—	—	—	—	—	—	—	—	—	—	206	—

Total	249,549	249,323	7,217	159	—	—	—	—	—	—	—	—	256,766	249,482

The carrying amount of securities lent and of “Payables from Repurchase Agreements and Security Lending” at December 31, 2014 is Ch$252,465 million (Ch$255,302 million in 2013). The counterparty is allowed to sell or repledge those securities in the absence of default by the Bank.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

9.	Derivative Instruments and Accounting Hedges:

(a)	As of December 31, 2013 and 2014, the Bank’s portfolio of derivative instruments is detailed as follows:

	As of December 31, 2013
	Notional amount contract MCh$	Fair value
		Asset MCh$	Liability MCh$
Derivatives held for hedging of fair value
Cross currency swap	128,934	—	14,012
Interest rate swap	164,526	714	11,312

Total derivatives held for hedging purposes	293,460	714	25,324

Derivatives held as cash flow hedges
Interest rate swap and cross currency swap	882,844	37,971	6,681

Total Derivatives held as cash flow hedges	882,844	37,971	6,681

Derivatives held-for-trading purposes
Currency forward	9,199,390	41,672	46,374
Cross currency swap	5,682,018	193,455	243,979
Interest rate swap	16,397,220	97,974	99,488
Call currency options	196,981	2,301	3,559
Put currency options	113,491	600	705
Others	—	—	—

Total derivatives held-for-trading purposes	31,589,100	336,002	394,105

Total	32,765,404	374,687	426,110

	As of December 31, 2014
	Notional amount contract MCh$	Fair value
		Asset	Liability
		MCh$	MCh$
Derivatives held for hedging of fair value
Cross currency swap	48,611	—	8,730
Interest rate swap	146,585	101	11,174

Total derivatives held for hedging purposes	195,196	101	19,904
Derivatives held as cash flow hedges
Interest rate swap and cross currency swap	1,223,030	78,703	17,596

Total Derivatives held as cash flow hedges	1,223,030	78,703	17,596
Derivatives held-for-trading purposes
Currency forward	16,274,084	140,750	95,346
Cross currency swap	6,816,954	398,943	485,505
Interest rate swap	24,890,736	210,900	206,161
Call currency options	158,701	2,583	2,249
Put currency options	117,246	287	362
Others	—	—	—

Total derivatives held-for-trading purposes	48,257,721	753,463	789,623

Total	49,675,947	832,267	827,123

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

9.	Derivative Instruments and Accounting Hedges, continued:

(b)	Fair Value Hedges (notional):

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

Below is a detail of the hedged elements and hedge instruments under fair value hedges as of December 31, 2013 and 2014:

	As of December 31,
	2013	2014
	MCh$	MCh$
Notional Amounts
Hedged element
Commercial loans	128,934	48,611
Corporate bonds	164,526	146,585
Hedge instrument
Cross currency swap	128,934	48,611
Interest rate swap	164,526	146,585

Gains for hedge ineffectiveness are recognized in income statement in an amount of MCh$15 (see note 31) in the item “Net financial operating income”.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

9.	Derivative Instruments and Accounting Hedges, continued:

(c)	Cash flow Hedges:

(c.1)	The Bank uses cross currency swaps to hedge the risk from variability of cash flows attributable to changes in the interest rates of bonds and foreign exchange of bonds issued abroad in Mexican pesos, Hong Kong dollars, Peruvian nuevo sol, Swiss franc, Japanese yen to fix rate and foreign banks obligations. The cash flows of the cross currency swaps equal the cash flows of the hedged items, which modify uncertain cash flows to known cash flows derived from a fixed interest rate.

Additionally, these cross currency swap contracts used to hedge the risk from variability of the Unidad de Fomento (CLF) in assets flows denominated in CLF until a nominal amount equal to the portion notional of the hedging instrument CLF, whose readjustment daily impact the item “interest revenue” of the financial statements.

(c.2)	Below are the cash flows of bonds issued abroad, the objects of these hedges and the cash flows of the asset part of the derivative:

	2013
	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 12 months	Over 1 year and up to 3 years	Over 3 years and up to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Hedge item
Outflows:
Corporate Bond MXN	(206)	(619)	(62,275)	—	—	—	(63,100)
Corporate Bond HKD	—	—	(7,011)	(14,022)	(14,009)	(240,224)	(275,266)
Corporate Bond PEN	—	—	(578)	(1,154)	(14,690)	—	(16,422)
Corporate Bond CHF	(216)	—	(4,720)	(143,070)	(229,701)	(105,325)	(483,032)
Obligation USD	(273)	(82)	(1,064)	(135,478)	—	—	(136,897)
Corporate Bond JPY	—	(76)	(560)	(56,964)	(598)	(29,173)	(87,371)

Hedge instruments
Inflows:
Cross Currency Swap MXN	206	619	62,275	—	—	—	63,100
Cross Currency Swap HKD	—	—	7,011	14,022	14,009	240,224	275,266
Cross Currency Swap PEN	—	—	578	1,154	14,690	—	16,422
Cross Currency Swap CHF	216	—	4,720	143,070	229,701	105,325	483,032
Cross Currency Swap USD	273	82	1,064	135,478	—	—	136,897
Cross Currency Swap JPY	—	76	560	56,964	598	29,173	87,371

Net cash flow	—	—	—	—	—	—	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

9.	Derivative Instruments and Accounting Hedges, continued:

(c)	Cash flow Hedges, continued:

	2014
	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 12 months	Over 1 year and up to 3 years	Over 3 years and up to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Hedge item
Outflows:
Corporate Bond MXN	—	—	—	—	—	—	—
Corporate Bond HKD	—	—	(9,508)	(19,070)	(66,617)	(268,771)	(363,966)
Corporate Bond PEN	—	—	(622)	(16,442)	—	—	(17,064)
Corporate Bond CHF	(219)	(1,135)	(5,413)	(317,811)	(344,146)	—	(668,724)
Obligation USD	(498)	(95)	(156,333)	(61,751)	—	—	(218,677)
Corporate Bond JPY	—	(271)	(968)	(58,445)	(41,062)	(51,563)	(152,309)

Hedge instruments
Inflows:
Cross Currency Swap MXN	—	—	—	—	—	—	—
Cross Currency Swap HKD	—	—	9,508	19,070	66,617	268,771	363,966
Cross Currency Swap PEN	—	—	622	16,442	—	—	17,064
Cross Currency Swap CHF	219	1,135	5,413	317,811	344,146	—	668,724
Cross Currency Swap USD	498	95	156,333	61,751	—	—	218,677
Cross Currency Swap JPY	—	271	968	58,445	41,062	51,563	152,309

Net cash flow	—	—	—	—	—	—	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

9.	Derivative Instruments and Accounting Hedges, continued:

(c)	Cash flow Hedges, continued:

(c.2)	Below are the cash flows of the underlying assets portfolio and the cash flow of the liability part of the derivatives:

	2013
	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 12 months	Over 1 year and up to 3 years	Over 3 years and up to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Hedge item
Inflows:
Cash flow in CLF	2,751	233	82,888	359,407	237,627	351,724	1,034,630

Hedge instruments
Outflows:
Cross Currency Swap MXN	—	—	(61,400)	—	—	—	(61,400)
Cross Currency Swap HKD	—	—	(5,791)	(11,617)	(11,562)	(217,999)	(246,969)
Cross Currency Swap PEN	—	—	(450)	(898)	(14,673)	—	(16,021)
Cross Currency Swap JPY	—	(233)	(2,099)	(63,679)	(1,846)	(30,920)	(98,777)
Cross Currency Swap USD	—	—	(3,314)	(133,094)	—	—	(136,408)
Cross Currency Swap CHF	(2,751)	—	(9,834)	(150,119)	(209,546)	(102,805)	(475,055)

Net cash flow	—	—	—	—	—	—	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

9.	Derivative Instruments and Accounting Hedges, continued:

(c)	Cash flow Hedges, continued:

	2014
	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 12 months	Over 1 year and up to 3 years	Over 3 years and up to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Hedge item
Inflows:
Cash flow in CLF	2,892	490,949	3,230	165,707	442,808	283,714	1,389,300

Hedge instruments
Outflows:
Cross Currency Swap HKD	—	(14,578)	—	(7,273)	(59,188)	(224,232)	(305,271)
Cross Currency Swap PEN	—	(15,978)	—	(475)	—	—	(16,453)
Cross Currency Swap JPY	—	(69,059)	(976)	(3,471)	(48,703)	(59,482)	(181,691)
Cross Currency Swap USD	—	(58,945)	—	(141,795)	—	—	(200,740)
Cross Currency Swap CHF	(2,892)	(332,389)	(2,254)	(12,693)	(334,917)	—	(685,145)

Net cash flow	—	—	—	—	—	—	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

9.	Derivative Instruments and Accounting Hedges, continued:

(c)	Cash flow Hedges, continued:

With respect to CLF assets hedged, these are revalued monthly according to the variation of the UF, which is equivalent to monthly reinvestment of the assets until maturity of the relationship hedging.

(c.3)	The accumulated amount of unrealized gain was a credit to equity for an amount of Ch$29,756 million (a charge to equity for Ch$18,069 million in 2013 and a credit to equity for Ch$1,777 million in 2012) generated from hedging instruments, which has been recorded in equity. The net effect of deferred tax was a credit to equity for Ch$23,507 million in 2014 (a charge to equity for Ch$14,455 million in 2013 and a credit to equity for Ch$1,429 million in 2012)

The accumulated balance for this concept net of deferred tax as of December 31, 2014 corresponds to a credit of equity amounted Ch$10,086 million (a charge to equity for Ch$13,421 million in 2013 and a credit to equity for Ch$1,034 million in 2012)

(c.4)	The net effect in income of derivatives cash flow hedges was a charge of Ch$9,659 million in 2014 (a credit to income for Ch$51,795 million in 2013 and a charge to income for Ch$2,318 million in 2012).

(c.5)	As of December 31, 2014 and 2013, it not exist inefficiency in cash flow hedge, because both, hedge item and hedge instruments are mirror one of other, it means that all variation of value attributable to rate and revaluation components are netted almost totally.

(c.6)	As of December 31, 2014 and 2013, the Bank has no hedges of net investments in foreign businesses.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

10.	Loans and Advance to Banks, net:

(a)	As of December 31, 2013 and 2014, these amounts are detailed as follows:

	2013	2014
	MCh$	MCh$
Domestic Banks
Interbank loans	100,012	170,014
Provisions for loans to domestic banks	(36)	(61)

Subtotal	99,976	169,953

Foreign Banks
Loans to foreign banks	252,697	216,632
Credits with third countries	97,194	93,366
Chilean export trade banks	12,864	125,061
Provisions for loans to foreign banks	(1,256)	(755)

Subtotal	361,499	434,304

Central Bank of Chile
Unavailable Central Bank deposits	600,000	550,000
Other Central Bank credits	581	1,108

Subtotal	600,581	551,108

Total	1,062,056	1,155,365

(b)	Provisions for loans to banks are detailed below:

	Bank’s Location
Detail	Chile MCh$	Abroad MCh$	Total MCh$
Balance as of January 1, 2013	5	954	959
Charge-offs	—	—	—
Provisions established	31	302	333
Provisions released	—	—	—

Balance as of December 31, 2013	36	1,256	1,292
Charge-offs	—	—	—
Provisions established	25	—	25
Provisions released	—	(501)	(501)

Balance as of December 31, 2014	61	755	816

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

11.	Loans to Customers, net:

(a)	Loans to Customers:

As of December 31, 2012, 2013 and 2014, the composition of our portfolio of loans is the following:

	As of December 31, 2012
	Assets before Allowances				Allowances established
	Normal Portfolio	Substandard Portfolio	Non-Complying Portfolio	Total	Individual Provision	Group Provision	Total	Net assets
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans
Commercial loans	8,185,070	112,509	247,381	8,544,960	(53,952)	(67,746)	(121,698)	8,423,262
Foreign trade loans	1,134,137	58,728	48,090	1,240,955	(55,216)	(491)	(55,707)	1,185,248
Current account debtors	181,709	5,266	2,424	189,399	(2,418)	(2,504)	(4,922)	184,477
Factoring transactions	596,916	1,291	7,930	606,137	(9,535)	(556)	(10,091)	596,046
Commercial lease transactions (1)	1,061,740	26,317	25,215	1,113,272	(3,528)	(9,136)	(12,664)	1,100,608
Other loans and accounts receivable	36,641	260	3,746	40,647	(620)	(1,974)	(2,594)	38,053

Subtotal	11,196,213	204,371	334,786	11,735,370	(125,269)	(82,407)	(207,676)	11,527,694

Mortgage loans
Mortgage bonds (2)	103,169	—	6,046	109,215	—	(724)	(724)	108,491
Transferable mortgage loans	148,216	—	2,990	151,206	—	(527)	(527)	150,679
Other residential real estate mortgage loans	3,897,399	—	40,367	3,937,766	—	(14,829)	(14,829)	3,922,937
Credits from ANAP	27	—	—	27	—	—	—	27
Other loans and accounts receivable	453	—	—	453	—	—	—	453

Subtotal	4,149,264	—	49,403	4,198,667	—	(16,080)	(16,080)	4,182,587

Consumer loans
Consumer loans in installments	1,761,070	—	151,413	1,912,483	—	(124,886)	(124,886)	1,787,597
Current account debtors	235,122	—	9,944	245,066	—	(6,950)	(6,950)	238,116
Credit card debtors	654,976	—	25,010	679,986	—	(31,996)	(31,996)	647,990
Other loans and accounts receivable	183	—	6	189	—	(215)	(215)	(26)

Subtotal	2,651,351	—	186,373	2,837,724	—	(164,047)	(164,047)	2,673,677

Total	17,996,828	204,371	570,562	18,771,761	(125,269)	(262,534)	(387,803)	18,383,958

(1)	In this item, the Bank finances its customers purchases of assets, including real estate and other personal property, through finance lease agreements. As of December 31, 2012, MCh$451,647 corresponds to finance leases for real estate and MCh$661,625 corresponds to finance leases for other assets.

(2)	For mortgage bonds that finance residential mortgage loans, the Bank is solely responsible for the payment of that obligation to the mortgage bond holders, regardless of the payment behavior of the residential mortgage borrower. Accordingly, none of our residential mortgage loans serves as a guarantee or collateral for our mortgage bonds.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

11.	Loans to Customers, net, continued:

(a)	Loans to Customers, continued:

	As of December 31, 2013
	Assets before Allowances				Allowances established
	Normal Portfolio	Substandard Portfolio	Non-Complying Portfolio	Total	Individual Provision	Group Provision	Total	Net assets
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans
Commercial loans	9,501,587	117,958	271,713	9,891,258	(49,706)	(86,529)	(136,235)	9,755,023
Foreign trade loans	1,027,507	73,090	54,084	1,154,681	(68,272)	(642)	(68,914)	1,085,767
Current account debtors	253,198	3,160	2,931	259,289	(3,031)	(3,332)	(6,363)	252,926
Factoring transactions	520,776	2,538	745	524,059	(9,570)	(822)	(10,392)	513,667
Commercial lease transactions (1)	1,156,350	27,394	26,003	1,209,747	(5,265)	(10,224)	(15,489)	1,194,258
Other loans and accounts receivable	34,621	307	5,011	39,939	(762)	(3,287)	(4,049)	35,890

Subtotal	12,494,039	224,447	360,487	13,078,973	(136,606)	(104,836)	(241,442)	12,837,531

Mortgage loans
Mortgage bonds (2)	81,704	—	5,650	87,354	—	(220)	(220)	87,134
Transferable mortgage loans	120,584	—	2,321	122,905	—	(285)	(285)	122,620
Other residential real estate mortgage loans	4,455,510	—	61,312	4,516,822	—	(17,997)	(17,997)	4,498,825
Credits from ANAP	24	—	—	24	—	—	—	24
Other loans and accounts receivable	5,155	—	47	5,202	—	—	—	5,202

Subtotal	4,662,977	—	69,330	4,732,307	—	(18,502)	(18,502)	4,713,805

Consumer loans
Consumer loans in installments	1,865,945	—	178,010	2,043,955	—	(139,536)	(139,536)	1,904,419
Current account debtors	231,493	—	9,459	240,952	—	(7,844)	(7,844)	233,108
Credit card debtors	758,742	—	25,040	783,782	—	(31,666)	(31,666)	752,116
Other loans and accounts receivable	185	—	616	801	—	(308)	(308)	493

Subtotal	2,856,365	—	213,125	3,069,490	—	(179,354)	(179,354)	2,890,136

Total	20,013,381	224,447	642,942	20,880,770	(136,606)	(302,692)	(439,298)	20,441,472

(1)	In this item, the Bank finances its customers purchases of assets, including real estate and other personal property, through finance lease agreements. As of December 31, 2013, MCh$503,972 corresponds to finance leases for real estate and MCh$705,775 corresponds to finance leases for other assets.

(2)	For mortgage bonds that finance residential mortgage loans, the Bank is solely responsible for the payment of that obligation to the mortgage bond holders, regardless of the payment behavior of the residential mortgage borrower. Accordingly, none of our residential mortgage loans serves as a guarantee or collateral for our mortgage bonds.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

11.	Loans to Customers, net, continued:

(a)	Loans to Customers, continued:

	As of December 31, 2014
	Assets before Allowances				Allowances established
	Normal Portfolio	Substandard Portfolio	Non-Complying Portfolio	Total	Individual Provision	Group Provision	Total	Net assets
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans
Commercial loans	9,239,023	76,365	311,316	9,626,704	(62,563)	(89,392)	(151,955)	9,474,749
Foreign trade loans	1,131,926	72,208	62,665	1,266,799	(78,619)	(1,480)	(80,099)	1,186,700
Current account debtors	303,906	2,697	3,532	310,135	(3,141)	(4,189)	(7,330)	302,805
Factoring transactions	474,046	3,164	1,525	478,735	(9,283)	(1,361)	(10,644)	468,091
Commercial lease transactions (1)	1,330,752	22,191	28,579	1,381,522	(6,163)	(11,898)	(18,061)	1,363,461
Other loans and accounts receivable	39,274	257	7,320	46,851	(2,298)	(3,426)	(5,724)	41,127

Subtotal	12,518,927	176,882	414,937	13,110,746	(162,067)	(111,746)	(273,813)	12,836,933

Mortgage loans
Mortgage bonds (2)	65,211	—	4,893	70,104	—	(58)	(58)	70,046
Transferable mortgage loans	101,957	—	2,218	104,175	—	(72)	(72)	104,103
Other residential real estate mortgage loans	5,151,358	—	86,273	5,237,631	—	(23,857)	(23,857)	5,213,774
Credits from ANAP	21	—	—	21	—	—	—	21
Other loans and accounts receivable	6,482	—	210	6,692	—	(34)	(34)	6,658

Subtotal	5,325,029	—	93,594	5,418,623	—	(24,021)	(24,021)	5,394,602

Consumer loans
Consumer loans in installments	2,003,452	—	202,872	2,206,324	—	(151,337)	(151,337)	2,054,987
Current account debtors	264,473	—	7,347	271,820	—	(7,331)	(7,331)	264,489
Credit card debtors	856,555	—	26,455	883,010	—	(33,713)	(33,713)	849,297
Other loans and accounts receivable	106	—	704	810	—	(343)	(343)	467

Subtotal	3,124,586	—	237,378	3,361,964	—	(192,724)	(192,724)	3,169,240

Total	20,968,542	176,882	745,909	21,891,333	(162,067)	(328,491)	(490,558)	21,400,775

(1)	In this item, the Bank finances its customers purchases of assets, including real estate and other personal property, through finance lease agreements. As of December 31, 2014, MCh$615,723 corresponds to finance leases for real estate and MCh$765,799 corresponds to finance leases for other assets.
(2)	For mortgage bonds that finance residential mortgage loans, the Bank is solely responsible for the payment of that obligation to the mortgage bond holders, regardless of the payment behavior of the residential mortgage borrower. Accordingly, none of our residential mortgage loans serves as a guarantee or collateral for our mortgage bonds.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

11.	Loans to Customers, net, continued:

(b)	Allowances for loan losses:

Movements in allowances for loan losses during 2012, 2013 and 2014 are as follows:

	Allowances
	Individual	Group	Total
	MCh$	MCh$	MCh$
Balance as of January 1, 2012	138,628	224,113	362,741
Charge-offs:
Commercial loans	(9,144)	(34,020)	(43,164)
Mortgage loans	—	(4,253)	(4,253)
Consumer loans	—	(135,316)	(135,316)

Total charge-offs	(9,144)	(173,589)	(182,733)
Allowances established	13,668	212,010	225,678
Allowances released	(17,883)	—	(17,883)

Balance as of December 31, 2012	125,269	262,534	387,803
Balance as of January 1, 2013	125,269	262,534	387,803
Charge-offs:
Commercial loans	(8,648)	(27,381)	(36,029)
Mortgage loans	—	(3,242)	(3,242)
Consumer loans	—	(157,264)	(157,264)

Total charge-offs	(8,648)	(187,887)	(196,535)
Debt exchange	(12,556)	—	(12,556)
Allowances established	34,668	228,045	262,713
Allowances released	(2,127)	—	(2,127)

Balance as of December 31, 2013	136,606	302,692	439,298
Balance as of January 1, 2014	136,606	302,692	439,298
Charge-offs:
Commercial loans	(28,566)	(39,151)	(67,717)
Mortgage loans	—	(2,978)	(2,978)
Consumer loans	—	(184,647)	(184,647)

Total charge-offs	(28,566)	(226,776)	(255,342)
Allowances established	54,027	252,575	306,602
Allowances released	—	—	—

Balance as of December 31, 2014	162,067	328,491	490,558

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

11.	Loans to Customers, net, continued:

(c)	During 2013 and 2014, the Bank and its subsidiaries presented the following allowance for loan losses associated with impaired loans and with non-impaired loans:

	As of December 31,
	2013	2014
	MCh$	MCh$
Individual impaired	94,806	114,804
Group impaired	163,688	165,148

Allowances for impaired loans (*)	258,494	279,952
Provision for not yet identified but incurred impairment	180,804	210,606

Total allowances for loan losses	439,298	490,558

(*)	Includes allowances related to individual and group impaired portfolios. Notes 11(a) and 11(b) include total allowance amounts from impaired and non-impaired portfolios

(d)	Finance Lease Contracts:

The Bank’s scheduled cash flows to be received from finance leasing contracts have the following maturities:

	Total receivable		Unearned income		Net lease receivable (*)
	2013	2014	2013	2014	2013	2014
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Due within one year	435,789	465,397	(53,920)	(55,663)	381,869	409,734
Due after 1 year but within 2 years	314,546	328,815	(39,405)	(40,553)	275,141	288,262
Due after 2 years but within 3 years	197,979	220,128	(25,097)	(27,233)	172,882	192,895
Due after 3 years but within 4 years	121,241	144,099	(16,987)	(19,753)	104,254	124,346
Due after 4 years but within 5 years	78,992	107,651	(12,663)	(14,375)	66,329	93,276
Due after 5 years	232,607	296,482	(29,879)	(32,370)	202,728	264,112

Total	1,381,154	1,562,572	(177,951)	(189,947)	1,203,203	1,372,625

(*)

The net balance receivable does not include the total overdue portfolio totaling MCh$6,544 and MCh$8,897 as of December 31, 2013 and 2014, respectively. This overdue portfolio only reflects the past due portion without considering the remaining outstanding principal and interest.

The leasing contracts are related to real estate, industrial machinery, vehicles and computer equipment. The leasing contracts have an average life of between 3 and 8 years.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

11.	Loans to Customers, net, continued:

(e)	Loans by industry sector:

The following table details the Bank’s loan portfolio (before allowances for loans losses) as of December 31, 2013 and 2014 by the customer’s industry sector:

	Location
	Chile		Abroad		Total
	2013	2014	2013	2014	2013		2014
	MCh$	MCh$	MCh$	MCh$	MCh$	%	MCh$	%
Commercial loans:
Commerce	2,510,335	2,340,903	40,731	36,929	2,551,066	12.22	2,377,832	10.86
Transportation	1,622,433	1,654,258	14,729	13,845	1,637,162	7.84	1,668,103	7.62
Manufacturing	1,360,115	1,414,821	5,301	84,083	1,365,416	6.54	1,498,904	6.85
Services	1,336,674	1,565,233	415	544	1,337,089	6.40	1,565,777	7.15
Construction	1,425,983	1,423,597	311	—	1,426,294	6.83	1,423,597	6.50
Financial services	2,239,495	1,848,774	15,855	24,381	2,255,350	10.80	1,873,155	8.56
Agriculture and livestock	921,055	946,795	—	—	921,055	4.41	946,795	4.32
Electricity, gas and water	505,616	438,638	27,885	3,428	533,501	2.55	442,066	2.02
Mining	339,456	356,363	—	—	339,456	1.63	356,363	1.63
Fishing	220,815	261,189	—	—	220,815	1.06	261,189	1.19
Other	491,769	667,098	—	29,867	491,769	2.36	696,965	3.19

Subtotal	12,973,746	12,917,669	105,227	193,077	13,078,973	62.64	13,110,746	59.89

Residential mortgage loans	4,732,307	5,418,623	—	—	4,732,307	22.66	5,418,623	24.75
Consumer loans	3,069,490	3,361,964	—	—	3,069,490	14.70	3,361,964	15.36

Total	20,775,543	21,698,256	105,227	193,077	20,880,770	100.00	21,891,333	100.00

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

12.	Financial Assets Available-for-sale:

As of December 31, 2013 and 2014, investment securities classified as available-for-sale are detailed as follows:

	2013	2014
	MCh$	MCh$
Instruments issued by the Chilean Government and Central Bank:
Bonds issued by the Chilean Government and Central Bank	333,035	28,795
Promissory notes issued by the Chilean Government and Central Bank	50,415	149,755
Other instruments	202,958	160,774

Other instruments issued in Chile:
Equity instruments valued at cost	352	358
Equity instruments valued at fair value	7,827	8,249
Mortgage bonds from domestic banks	96,933	96,294
Bonds from domestic banks	128,500	251,231
Deposits from domestic banks	617,816	657,467
Bonds from other Chilean companies	13,558	29,519
Promissory notes issued by other Chilean companies	—	—
Other instruments	154,267	162,829

Instruments issued by foreign institutions:
Other instruments issued abroad	76,222	63,525

Total	1,681,883	1,608,796

Instruments issued by the Chilean Government and Central Bank include instruments with agreements to repurchase sold to clients and financial institutions, totaling MCh$25,763 as of December 31, 2014 (MCh$16,840 in 2013). The repurchase agreements have an average maturity of 4 days as of December 31, 2014 (3 days in December 2013).

Under classification of Other instruments issued in Chile are included securities sold under repurchase agreements to customers and financial institutions for an amount of MCh$14 million (MCh$109 million in 2013). The repurchase agreements have an average maturity of 5 days as of December 31, 2014 (3 days in December 2013).

In instruments issued abroad included mainly bank bonds and shares.

As of December 31, 2014, the portfolio of financial assets available-for-sale includes a net unrealized loss of MCh$40,929 (MCh$36,443 in 2013 and MCh$24,829 in 2012), recorded in other comprehensive income within equity.

The equity investments values at cost represent shares of exchange houses and servicing companies that the Bank is obliged to hold in order to benefit from these services. There is no active market for these shares and their fair value cannot be measured reliably. However, the difference between cost and fair value is not expected to be significant.

During 2013 and 2014, there was no evidence of impairment of financial assets available-for-sale.

As of December 31, 2013 and 2014, the Bank and its subsidiaries do not hold financial assets held-to-maturity.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

12.	Financial Assets Available-for-sale, continued:

Realized profits and losses are calculated as the proceeds from sales less the cost (specific identification method) of the investments identified as for sale. In addition, any unrealized profit or loss previously recorded in other comprehensive income for these investments is reclassified when recorded in the income statements.

The gross gains (loss) realized in sale of financial assets available-for-sale, as of December 31, 2013 and 2014, is recorded in the item “Net financial operating income” (Note 31).

Gross profits and losses unrealized on the sale of available for sale investments for the periods ended December 31, 2012, 2013 and 2014 are as follows:

	2012	2013	2014
	MCh$	MCh$	MCh$

Net gain (loss) on available for sale before income tax (1)	30,127	14,518	7,531
Tax (expense) benefit (2)	(5,994)	(2,904)	(3,045)

Net of tax amount (3)	24,133	11,614	4,486

(1)	As of December 31, 2012, 2013 and 2014, Realized gains or loss reclassified to the income statement line item “Net financial operating income” amounted to MCh$(1,749), MCh$ (11,751) and MCh$(16,486), respectively .
(2)	This amount corresponds to the deferred taxes of the unrealized gain or loss and which are included in Note No. 17(d). As of December 31, 2014 this amount includes the tax rate change effect. See note No. 17( c).
(3)	This amount corresponds to the unrealized gain or loss, net of deferred tax and which are included in “Consolidated Statement of Changes in Equity”.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

13.	Investments in Other Companies:

(a)	This item includes investments in other companies for an amount of MCh$14,407 and MCh$23,043 as of December 31, 2013 and 2014, respectively, which is detailed as follows:

						Investment
		Ownership Interest		Equity		Book Value		Income (Loss)
		December	December	December	December	December	December	December	December
		2013	2014	2013	2014	2013	2014	2013	2014
Company	Shareholder	%	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Associates
Transbank S.A.	Banco de Chile	26.16	26.16	5,232	34,177	1,368	8,939	9	1,070
Administrador Financiero del Transantiago S.A	Banco de Chile	20.00	20.00	9,737	11,145	1,948	2,229	733	282
Soc. Operadora de Tarjetas de Crédito Nexus S.A.	Banco de Chile	25.81	25.81	7,197	8,253	1,858	2,130	289	389
Redbanc S.A.	Banco de Chile	38.13	38.13	4,401	4,969	1,678	1,895	159	241
Sociedad Imerc OTC S.A.	Banco de Chile	12.49	11.48	11,411	10,899	1,425	1,252	(18)	(177)
Centro de Compensación Automatizado S.A.	Banco de Chile	33.33	33.33	1,982	2,615	661	871	125	220
Soc. Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A.	Banco de Chile	15.00	15.00	4,529	4,643	679	696	62	106
Sociedad Interbancaria de Depósitos de Valores S.A.	Banco de Chile	26.81	26.81	1,978	2,401	530	644	102	151

Subtotal				46,467	79,102	10,147	18,656	1,461	2,282

Joint Venture
Servipag Ltda.	Banco de Chile	50.00	50.00	7,180	7,281	3,590	3,641	213	51
Artikos Chile S.A	Banco de Chile	50.00	50.00	1,341	1,491	670	746	106	153

Subtotal				8,521	8,772	4,260	4,387	319	204

Total				54,988	87,874	14,407	23,043	1,780	2,486

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

13.	Investments in Other Companies, continued:

(b)	The total carrying amount of the Bank’s associates is explained as follows:

	2013	2014
	MCh$	MCh$
Associate’s statement of financial position
Current assets	537,515	588,635
Non-current assets	64,904	74,361

Total assets	602,419	662,996

Current liabilities	550,023	578,659
Non-current liabilities	5,919	5,227

Total liabilities	555,942	583,886
Equity	46,467	79,102
Minority interest	10	8

Total liabilities and equity	602,419	662,996

Associate’s revenue and profit
Income before taxes	7,279	8,759
Net income for the year	6,297	7,997

Carrying amount of the investment	14,407	23,043

(c)	Joint Ventures:

The Bank has a 50% interest in Servipag Ltda. and a 50% interest in Artikos S.A., two jointly controlled entities. The Bank’s interest in both entities is accounted for using the equity method in the consolidated financial statements.

Below it presents summarized financial information of entities controlled jointly:

	Artikos S.A.		Servipag Ltda.
	2013	2014	2013	2014
	MCh$	MCh$	MCh$	MCh$
Current assets	920	1,289	42,788	53,077
Non-current assets	734	689	16,256	16,227

Total Assets	1,654	1,978	59,044	69,304

Current liabilities	313	487	48,343	59,501
Non-current liabilities	—	—	3,521	2,522

Total Liabilities	313	487	51,864	62,023
Equity	1,341	1,491	7,180	7,281

Total Liabilities and Equity	1,654	1,978	59,044	69,304

Revenue	2,486	2,660	35,371	37,140
Operating expenses	(2,270)	(663)	(34,042)	(36,199)
Other income (expenses)	4	(1,727)	(808)	(781)

Profit (loss) before tax	220	270	521	160
Income tax	(8)	36	(97)	(59)

Profit (loss) for the year	212	306	424	101

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

13.	Investments in Other Companies, continued:

(d)	The reconciliation between opening and ending balance of investments in other companies that are not consolidated in 2012, 2013 and 2014 is detailed as follows:

	2012	2013	2014
	MCh$	MCh$	MCh$
Balance as of January 1,	13,196	11,674	14,407
Acquisitions (sales)	71	1,440	6,608
Participation in net income	(468)	1,780	2,486
Dividends received	(943)	(956)	(195)
Other	(182)	469	(263)

Balance as of December 31,	11,674	14,407	23,043

(e)	As of December 31, 2013 and 2014, no impairment has been incurred in these investments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

14.	Intangible Assets:

(a)	Changes in intangible assets during the 2012, 2013 and 2014 periods are as follows:

	Goodwill (1) MCh$	Intangible assets arising from business combinations(2) MCh$	Software or computer programs MCh$	Total MCh$
Gross Balance
Balance as of January 1, 2012	16,714	56,249	92,122	165,085
Acquisitions	—	—	9,116	9,116
Disposals	—	—	(395)	(395)

Balance as of December 31, 2012	16,714	56,249	100,843	173,806
Acquisitions	—	—	5,511	5,511
Disposals	—	—	(1,344)	(1,344)

Balance as of December 31, 2013	16,714	56,249	105,010	177,973
Acquisitions	—	—	5,382	5,382
Disposals	—	—	(504)	(504)
Reclasifications	—	—	(20)	(20)

Balance as of December 31, 2014	16,714	56,249	109,868	182,831

Accumulated Amortization and Impairment
Balance as of January 1, 2012	—	(24,955)	(59,104)	(84,059)
Amortization for the year	—	(5,071)	(9,461)	(14,532)
Impairment loss	—	—	—	—
Disposals	—	—	395	395

Balance as of December 31, 2012	—	(30,026)	(68,170)	(98,196)
Amortization for the year	—	(385)	(8,012)	(8,397)
Impairment loss	—	—	(28)	(28)
Disposals	—	—	871	871

Balance as of December 31, 2013	—	(30,411)	(75,339)	(105,750)
Amortization for the year	—	(2,286)	(8,352)	(10,638)
Impairment loss	—	—	(120)	(120)
Disposals	—	—	498	498
Reclasifications	—	—	38	38

Balance as of December 31, 2014	—	(32,697)	(83,275)	(115,972)

Net balance as of December 31, 2012	16,714	26,223	32,673	75,610

Net balance as of December 31, 2013	16,714	25,838	29,671	72,223

Net balance as of December 31, 2014	16,714	23,552	26,593	66,859

(1)	Goodwill corresponds mainly to business combination with Citibank Chile whose amount is of MCh$12,576 that represents the value of synergies to be generated in the combination process and the acquisition of know-how.
(2)	Intangible assets arising from business combinations include assets with indefinite useful lives acquired in the business combination with Citibank Chile

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

14.	Intangible Assets, continued:

(b)	Impairment testing of Goodwill

For goodwill impairment purposes, testing is carried out at the level of business segments described above and in Note 5 to the financial statements. This methodology is in line with IAS 36, where business segments represent the lowest level within the entity at which the goodwill is monitored for internal management purposes.

Accordingly, for impairment testing purposes, goodwill acquired through business combinations has been allocated to four individual business segments, as follows:

Business Segments	2013 MCh$	2014 MCh$
Retail	5,928	5,928
Wholesale	2,135	2,135
Treasury and money market operations	4,512	4,512
Subsidiaries	4,139	4,139

Total	16,714	16,714

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

•

For purposes of the goodwill impairment testing, the DCF model uses earnings projections for a ten-year period that are discounted to their present value. Estimating future earnings requires judgment based on the bank’s past and current performance as well as expected developments in the industry, related markets and main macroeconomic variables.

•	A ten-year period is utilized as the Bank assumes that over that period it is possible to achieve the goals set in the long-term business strategy.

•

Earnings projections are derived from business growth, particularly associated with projected expansion rates for the economy, the industry’s loan book and the Bank’s strategic goals. Then, based on historical data and a linear regression analysis, the Bank determines a multiplier of loan expansion (real terms) over GDP growth for the local economy. This multiplier is approximately 1.8 times. For GDP growth forecasting, the Bank applies judgement based on publicly available information (Central Bank’ and market analysts’ projections), while limiting the GDP expansion rate at the potential growth rate for the local economy (4.5%) over the long-run. As for the loan growth/GDP multiplier, the Bank assumes a decline over time, since banking penetration is expected to increase in the long-run.

•

Following the estimation of growth rates for the economy and the banking industry, expansion rates of the Bank’s loan book are determined considering the achievement of the Bank’s strategic goals. Therefore, real growth rates are considered to be slightly higher than the industry rates within the ten-year period, assuming that a market share of 20% is achieved at year ten. This market share is a long-term objective, which according to the Bank assessment should permit it to obtain economies of scale and ensure profitable growth.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

14.	Intangible Assets, continued:

(b)	Impairment testing of Goodwill, continued:

•	Earnings projections beyond the ten-year period are involved in the terminal value.

•

For purposes of business segments valuation, the DCF model considered discount rates of 10%, 11% and 12% as of December 31, 2014. These discount rates have been determined by carrying out a regression analysis based on historical data of monthly stock returns for the Bank and the market; this is, by applying an index linear model, which is widely used in finance. After estimating the model parameters, the Bank applies the CAPM model in order to determine the cost of equity or discount rate, by assuming equilibrium scenarios for risk-free rates and inflation. Based on this analsys, the Bank determined a cost of equity of 11%, which is set as a baseline scenario for discount rates used for valuation purposes. In addition to this baseline scenario the Bank also carries out a sensitivity analysis by setting discounts rates of 10% and 12%.

•

The value in use of every business segment is sensitive to earnings projections, discount rates and, to a much lesser extent, long-term growth rates. Variations in market factors may affect the discount rates calculation.

The annual goodwill impairment tests for the years ended December 31, 2013 and 2014 did not result in an impairment loss on the goodwill of the Bank’s business segments as their economic values were higher than their carrying amounts.

As of December 31, 2013 and 2014, the Bank has made the following commitments to purchase intangible assets:

	Amount of Commitment
	2013 MCh$	2014 MCh$
Software and licences	9,299	3,508

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

15.	Property and Equipment:

(a)	As of December 31, 2013 and 2014, this account and its changes are detailed as follows:

	Land and Buildings MCh$	Equipment MCh$	Other MCh$	Total MCh$
(a.1) Cost

Balance as of January 1, 2013	176,152	132,026	144,637	452,815
Additions	62	7,509	4,678	12,249
Disposals/write-downs	(365)	(1,406)	(1,710)	(3,481)
Transfers	—	(218)	218	—
Accumulated depreciation (see (a.2))	(38,717)	(116,081)	(108,697)	(263,495)
Impairment loss (*) (***)	—	(84)	(426)	(510)
Reclassifications	—	—	—	—

Balance as of December 31, 2013	137,132	21,746	38,700	197,578

Balance as of January 1, 2014	175,849	137,827	147,397	461,073
Additions	—	22,776	8,737	31,513
Disposals/write-downs	(516)	(7,807)	(971)	(9,294)
Transfers	—	485	(485)	—
Accumulated depreciation (see (a.2))	(40,395)	(119,842)	(115,799)	(276,036)
Impairment loss (*) (***)	—	(1,370)	(283)	(1,653)
Reclassifications	—	—	(200)	(200)

Balance as of December 31, 2014	134,938	32,069	38,396	205,403

(a.2) Accumulated Depreciation

Balance as of January 1, 2013	(35,972)	(109,932)	(101,722)	(247,626)
Transfers	—	(19)	19	—
Depreciation charges in the period (*) (**)	(2,873)	(7,716)	(8,310)	(18,899)
Sales and disposals in the year	128	1,586	1,316	3,030
Reclassifications	—	—	—	—

Accumulated Depreciation as of December 31, 2013	(38,717)	(116,081)	(108,697)	(263,495)
Transfers	—	(286)	286	—
Depreciation charges in the period (*) (**)	(2,195)	(11,283)	(8,290)	(21,768)
Sales and disposals in the year	517	7,808	902	9,227
Reclassifications	—	—	—	—

Accumulated Depreciation as of December 31, 2014	(40,395)	(119,842)	(115,799)	(276,036)

(*)	See Note No. 36 about Depreciation, Amortization and Impairment
(**)	It does not include depreciation of the year of Investment Properties, which it registers under the item “Other assets” for an amount of MCh$381 (MCh$381 in 2013)
(***)	It does not include charge-offs provision of Property and Equipment for an amount of MCh$312 (MCh$247 in 2013)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

15.	Property and Equipment, continued:

(b)	As of December 31, 2013 and 2014, the Bank has operating lease agreements, in which it acts as lessee, that cannot be terminated unilaterally; Information on the future payments is detailed as follows:

	Expenses for the year		Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total
	2013 MCh$	2014 MCh$	2013 MCh$	2014 MCh$	2013 MCh$	2014 MCh$	2013 MCh$	2014 MCh$	2013 MCh$	2014 MCh$	2013 MCh$	2014 MCh$	2013 MCh$	2014 MCh$	2013 MCh$	2014 MCh$
Lease agreements	28,876	29,588	2,320	2,520	4,633	4,992	19,833	21,264	37,497	40,375	26,517	29,612	48,815	46,479	139,615	145,242

As these lease agreements are operating leases under IAS 17 the leased assets are not presented in the Bank’s statement of financial position.

The Bank has entered into commercial leases of real estate. These leases have an average life of 10 years. There are no restrictions placed upon the lessee by entering into the lease.

(c)	As of December 31, 2013 and 2014, the Bank does not have any finance lease agreements as lessee and, therefore, there are no property and equipment balances to be reported from such transactions as of December 31, 2013 and 2014.

(d)	As of December 31, 2013 and 2014 the gross amount of fully depreciated assets (mainly equipment and facilities) corresponds to MCh$ 177,308 and MCh$186,014, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

16.	Investment Properties:

	2012 MCh$	2013 MCh$	2014 MCh$
Net Balance as of January 1,	17,079	16,698	16,317
Additions resulting from business combinations	—	—	—
Disposals	—	—	—
Depreciation charges in the period	(381)	(381)	(381)
Impairment	—	—	—

Net Balance as of December 31,	16,698	16,317	15,936

Estimated useful lives applied by the Bank are presented in Note 2(o) on Property and equipment.

As of December 31, 2014, the fair value of the investment properties held by the Bank is MCh$60,457 (MCh$57,222 as of December 31, 2013).

In 2014, the Bank earned income of MCh$5,702 (MCh$5,245 in 2013) renting out their investment properties. In the same period the Bank incurred corresponding expenses of MCh$2,205 and MCh$2,233 per year in 2013 and 2014.

17.	Current Taxes and Deferred Taxes:

(a)	Current Tax:

As of each year end, the Bank and its subsidiaries have established a First Category Income Tax Provision of MCh$7,131 and MCh$19,030 as of December 31, 2013 and 2014, determined in accordance with current tax laws. The net tax to be paid or recovered is detailed as follows:

	2013 MCh$	2014 MCh$

Income taxes	85,336	106,550
First category tax	23	—
Tax on non-deductible expenses (tax rate 35%)	1,885	1,802
Less:
Monthly prepaid taxes (PPM)	(73,694)	(83,050)
Credit for training expenses	(1,714)	(1,818)
Real estate tax	(1,106)	(1,597)
Other	(3,599)	(2,857)

Total	7,131	19,030

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

17.	Current Taxes and Deferred Taxes, continued:

(b)	Income Tax:

The Bank’s tax expense recorded for the years ended December 31, 2012, 2013 and 2014 is detailed as follows:

	2012 MCh$	2013 MCh$	2014 MCh$
Income tax expense:
Current year taxes	(61,876)	(88,714)	(100,302)
Tax from previous period	1,147	433	(13,596)

Subtotal	(60,729)	(88,281)	(113,898)

Credit (charge) for deferred taxes:
Origin and reversal of temporary differences	(7,034)	3,231	28,477
Effect of changes in tax rate	9,029	—	12,284

Subtotal	1,995	3,231	40,761

Non deductible expenses (Art. 21 Income Tax Law)	(3,860)	(1,885)	(1,802)
Other	(1,334)	(2,150)	(4,746)

Net charge to income for income taxes	(63,928)	(89,085)	(79,685)

Tax Rate	20.00%	20.00%	21.00%

(c)	Reconciliation of effective tax rate:

The following table reconciles the income tax rate to the effective rate applied to determine the Bank’s income tax expense as of December 31, 2012, 2013 and 2014:

	2012		2013		2014
	Tax rate %	MCh$	Tax rate %	MCh$	Tax rate %	MCh$
Income tax calculated on net income before tax	20.00	108,762	20.00	127,856	21.00	141,793
Additions or deductions(1)	(6.81)	(37,056)	(6.36)	(40,653)	(9.58)	(64,673)
Non-deductible expenses tax	0.71	3,860	0.29	1,885	0.27	1,802
Tax from previous years	(0.21)	(1,147)	(0.07)	(432)	2.01	13,596
Effect of changes in tax rate	(1.66)	(9,029)	—	—	(1.82)	(12,284)
Other	(0.28)	(1,462)	0.07	429	(0.08)	(549)

Effective rate and income tax expense	11.75	63,928	13.93	89,085	11.80	79,685

(1)

The deductions of the tax rate for 2012, 2013 and 2014 mainly relate to specific adjustments from tax-exempt distribution of income to SAOS of 31.81% in 2012, 30.69% in 2013 and 30.21% in 2014 of the Bank’s profits as well as adjustments relating to its subsidiaries.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

17.	Current Taxes and Deferred Taxes, continued:

(c)	Reconciliation of effective tax rate, continued:

On September 29, 2014, Law 20,780 was issued and published in the Diario Oficial amending the Taxation System of Income and introducing various adjustments in the tax system. The third paragraph of Article 14 of the new law indicates that companies that do not exercise the option of regime change that by default corresponds to the semi-integrated, must modify transiently the first category tax rate according to the following intervals:

Year	Rate
2014	21.0%
2015	22.5%
2016	24.0%
2017	25.5%
2018	27.0%

The effect on income by deferred taxes produced by the tax rate change was a credit in income for an amount of Ch$12,284 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

17.	Current Taxes and Deferred Taxes, continued:

(d)	Effect of deferred taxes on income and equity:

The effects of deferred taxes on assets, liabilities and income accounts are detailed as follows:

	Balance as of December 31, 2011 MCh$	Effect		Balance as of December 31, 2012 MCh$	Effect		Balance as of December 31, 2013 MCh$	Effect		Balance as of December 31, 2014 MCh$
		Income MCh$	Equity MCh$		Income MCh$	Equity MCh$		Income MCh$	Equity MCh$

Debit differences:
Allowances for loan losses	60,738	14,581	—	75,319	5,012	—	80,331	20,403	—	100,734
Obligations with agreements to repurchase	757	(1,736)	—	(979)	216	—	(763)	(205)	—	(968)
Personnel provisions	5,213	1,162	—	6,375	(345)	—	6,030	3,567	—	9,597
Staff vacations	3,637	421	—	4,058	321	—	4,379	1,110	—	5,489
Accrued interest and indexation adjustments from past due loans	1,573	550	—	2,123	290	—	2,413	1,325	—	3,738
Staff severance indemnities provision	1,179	665	—	1,844	(22)	33	1,855	386	103	2,344
Provisions of credit card expenses	4,326	368	—	4,694	1,799	—	6,493	4,144	—	10,637
Provisions of accrued expenses	4,686	2,696	—	7,382	349	—	7,731	3,735	—	11,466
Other adjustments	(4,354)	(351)	—	(4,705)	4,268	—	(437)	4,446	—	4,009

Total debit differences	77,755	18,356	—	96,111	11,888	33	108,032	38,911	103	147,046

Credit differences:
Investments with agreement to repurchase	2,111	(1,986)	—	125	—	—	125	—	—	125
Depreciation of property and equipment and investment properties	14,196	1,227	—	15,423	(987)	—	14,436	(132)	—	14,304
Deferred taxes, modification of accounting method in equity	—	—	—	—	—	—	—	—	—	—
Adjustment for valuation financial assets available-for-sale	(373)	—	5,994	5,621	—	2,644	8,265	—	3,045	11,310
Hedge cash adjustment	(90)	—	349	259	—	—	259	—	—	259
Leasing equipment	(12,320)	16,038	—	3,718	3,688	—	7,406	(5,508)	—	1,898
Transitory assets	2,680	924	—	3,604	290	—	3,894	(261)	—	3,633
Derivative instruments adjustments	(295)	(1,505)	—	(1,800)	4,248	—	2,448	3,535	—	5,983
Assets received in lieu of payments	708	578	—	1,286	—	—	1,286	(2,720)	—	(1,434)
Accrued interest to effective rate	1,058	(17)	—	1,041	—	—	1,041	1,262	—	2,303
Intangible assets amortization	6,587	(961)	—	5,626	248	—	5,874	1,267	—	7,141
Other adjustments	3,468	1,939	—	5,407	1,170	—	6,577	707	—	7,284

Total credit differences	17,730	16,237	6,343	40,310	8,657	2,644	51,611	(1,850)	3,045	52,806

Total Assets (Liabilities) net	60,025	2,119	(6,343)	55,801	3,231	(2,611)	56,421	40,761	(2,942)	94,240

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

18.	Other Assets:

As of December 31, 2013 and 2014, other assets are detailed as follows:

	2013 MCh$	2014 MCh$

Mutual funds	66,213	255,013
Cash deposit guarantee	60,309	143,379
Documents intermediated (*)	74,366	23,049
Assets held for leasing (**)	74,723	87,100
Other accounts and notes receivable	8,682	13,715
Assets received or awarded as payment (***):
Assets received in lieu of payment	19,032	6,477
Provisions for assets received in lieu of payment	(46)	(583)
Recoverable income taxes	6,048	8,356
Prepaid expenses	6,589	6,240
Commissions receivable	7,784	4,931
Transactions in progress (****)	1,803	2,733
Rental guarantees	1,456	1,617
Accounts receivable for sale of assets received in lieu of payment	1,286	769
Recovered leased assets for sale	5,463	692
Other	40,279	33,067

Total	373,987	586,555

(*)	Documents intermediated refers to securities lending agreements managed by the Bank’s subsidiary Banchile Corredores de Bolsa S.A.
(**)	These correspond to property and equipment to be given under a finance lease.
(***)	Assets received in lieu of payment are valued at fair value, which is calculated considering the lesser between appraised value and value of award, less cost of sell.
(****)	Transactions in progress includes transactions in the normal course of operations of the Bank, which for different reasons could not be input into their final accounts (salary advances for personnel, pending transactions cash, etc.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

19.	Current Accounts and Other Demand Deposits:

As of December 31, 2013 and 2014, current accounts and other demand deposits are detailed as follows:

	2013 MCh$	2014 MCh$
Current accounts	5,018,155	5,786,805
Other demand deposits	593,444	680,791
Other demand deposits and accounts	372,733	466,777

Total	5,984,332	6,934,373

20.	Saving Accounts and Time Deposits:

As of December 31, 2013 and 2014, saving accounts and time deposits are detailed as follows:

	2013 MCh$	2014 MCh$
Time deposits	10,151,612	9,450,224
Term savings accounts	178,012	188,311
Other term balances payable	73,101	82,711

Total	10,402,725	9,721,246

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

21.	Borrowings from Financial Institutions:

As of December 31, 2013 and 2014, borrowings from financial institutions are detailed as follows:

	2013 MCh$	2014 MCh$
Domestic banks
Interbank loans	—	—
Current account overdrafts	—	—

Subtotal	—	—

Foreign banks
Foreign trade financing
Chilean export financing	685,255	996,092
Chilean import financing	22,784	24,074
Obligations for transactions between other countries	94,327	48,037
Borrowings and other obligations
Short-term borrowings	—	—
Current account overdrafts	55,440	15,339
Long-term borrowings	131,649	15,165

Subtotal	989,455	1,098,707

Chilean Central Bank
Borrowings and other obligations	—	—
Debt reprogramming credit lines	10	9

Subtotal	10	9

Total	989,465	1,098,716

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

22.	Debt Issued:

As of December 31, 2013 and 2014, Debt issued is detailed as follows:

	2013 MCh$	2014 MCh$
Mortgage bonds	86,491	64,314
Bonds	3,533,462	4,223,047
Subordinated bonds	747,007	770,595

Total	4,366,960	5,057,956

During the period ended as of December 31, 2014, Banco de Chile issued bonds by an amount of MCh$1,826,552, of which corresponds to Unsubordinated bonds, commercial papers by an amount of MCh$736,212 and MCh$1,090,340 respectively, according to the following details:

Bonds

Series	MCh$	Term (years)	Interest rate %	Currency	Issued date	Maturity date
BCHIAJ0413	72,444	7	3.40	UF	01/27/2014	01/27/2021
BCHIAH0513	47,861	5	3.40	UF	01/27/2014	01/27/2019
BCHIAL0213	96,796	8	3.60	UF	02/10/2014	02/10/2022
BONO CHF	95,198	2	3M Libor + 0.75	CHF	02/28/2014	02/28/2016
BONO CHF	79,332	5	1.25	CHF	02/28/2014	02/28/2019
BONO JPY	11,226	5	0.98	JPY	03/18/2014	03/18/2019
BCHIUN1011	7,314	7	3.20	UF	04/16/2014	04/16/2021
BONO HKD	43,044	6	3.08	HKD	04/16/2014	04/16/2020
BCHIUN1011	12,224	7	3.20	UF	04/22/2014	04/22/2021
BCHIAA0212	49,986	14	3.50	UF	04/29/2014	04/29/2028
BONO JPY	27,383	8	1.01	JPY	04/29/2014	04/29/2022
BCHIAA0212	26,110	14	3.50	UF	07/22/2014	07/22/2028
BCHIAY0213	79,979	14	3.60	UF	07/31/2014	07/31/2028
BONO JPY	28,133	6	0.55	JPY	08/06/2014	08/06/2020
BCHIAI0213	50,481	6	3.40	UF	08/12/2014	08/12/2020
BCHIAI0213	2,813	6	3.40	UF	09/15/2014	09/15/2020
BCHIAI0213	1,022	6	3.40	UF	09/16/2014	09/16/2020
BCHIAI0213	1,664	6	3.40	UF	09/24/2014	09/24/2020
BCHIAI0213	3,202	6	3.40	UF	10/02/2014	10/02/2020

Total as of December, 2014	736,212

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

22.	Debt Issued, continued:

Commercial Papers

Counterparty	MCh$	Interest rate %	Currency	Issued date	Maturity date
Citibank N.A.	10,888	0.30	USD	01/21/2014	04/22/2014
Goldman Sachs	27,220	0.30	USD	01/21/2014	04/22/2014
Merrill Lynch	10,888	0.30	USD	01/21/2014	04/22/2014
Citibank N.A.	2,712	0.30	USD	01/22/2014	05/14/2014
Wells Fargo Bank	13,558	0.30	USD	01/22/2014	05/14/2014
Wells Fargo Bank	27,117	0.30	USD	01/22/2014	05/14/2014
JP Morgan Chase	22,384	0.30	USD	02/05/2014	05/06/2014
Citibank N.A.	11,192	0.30	USD	02/05/2014	05/06/2014
Merrill Lynch	11,192	0.30	USD	02/05/2014	05/06/2014
Goldman Sachs	11,192	0.30	USD	02/05/2014	05/06/2014
Wells Fargo Bank	3,910	0.50	USD	03/06/2014	03/06/2015
Wells Fargo Bank	55,121	0.25	USD	05/14/2014	08/12/2014
Goldman Sachs	11,024	0.23	USD	05/28/2014	09/02/2014
Merrill Lynch	11,024	0.23	USD	05/28/2014	09/02/2014
Wells Fargo Bank	27,453	0.27	USD	05/29/2014	09/03/2014
JP Morgan Chase	54,984	0.30	USD	05/30/2014	09/03/2014
Wells Fargo Bank	21,994	0.38	USD	05/30/2014	09/26/2014
JP Morgan Chase	27,658	0.29	USD	06/04/2014	09/10/2014
Merrill Lynch	13,829	0.50	USD	06/04/2014	03/06/2015
JP Morgan Chase	27,710	0.31	USD	06/10/2014	09/15/2014
JP Morgan Chase	3,329	0.65	USD	06/11/2014	06/10/2015
Merrill Lynch	5,526	0.50	USD	06/23/2014	03/20/2015
Wells Fargo Bank	11,067	0.30	USD	07/08/2014	10/08/2014
Goldman Sachs	27,669	0.30	USD	07/08/2014	10/08/2014
JP Morgan Chase	55,337	0.30	USD	07/08/2014	09/26/2014
JP Morgan Chase	33,263	0.52	USD	07/11/2014	04/06/2015
Wells Fargo Bank	17,284	0.28	USD	08/12/2014	11/12/2014
Wells Fargo Bank	15,556	0.64	USD	08/12/2014	08/06/2015
Wells Fargo Bank	20,155	0.30	USD	08/13/2014	12/11/2014
JP Morgan Chase	58,860	0.31	USD	09/03/2014	12/03/2014
Wells Fargo Bank	52,974	0.35	USD	09/03/2014	01/12/2015
JP Morgan Chase	29,529	0.31	USD	09/10/2014	12/09/2014
JP Morgan Chase	29,812	0.31	USD	09/15/2014	12/15/2014
JP Morgan Chase	59,860	0.31	USD	09/26/2014	12/23/2014
Wells Fargo Bank	23,944	0.31	USD	09/26/2014	12/29/2014
Goldman Sachs	29,650	0.31	USD	10/08/2014	01/09/2015
Wells Fargo Bank	11,860	0.31	USD	10/08/2014	01/09/2015
Wells Fargo Bank	17,815	0.32	USD	11/12/2014	02/10/2015
JP Morgan Chase	47,664	0.35	USD	12/03/2014	03/03/2015
JP Morgan Chase	13,366	0.58	USD	12/03/2014	08/28/2015
JP Morgan Chase	30,690	0.35	USD	12/09/2014	03/09/2015
JP Morgan Chase	35,928	0.35	USD	12/15/2014	03/16/2015
Wells Fargo Bank	16,693	0.40	USD	12/15/2014	04/13/2015
Wells Fargo Bank	15,177	0.58	USD	12/29/2014	08/26/2016
Wells Fargo Bank	24,282	0.33	USD	12/29/2014	03/30/2015

Total as of December, 2014	1,090,340

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

22.	Debt Issued, continued:

Subordinated Bonds

As of December 31, 2014 the Bank has no issued subordinated bonds.

During the period ended as of December 31, 2013, Banco de Chile issued bonds in an amount of MCh$1,607,265, of which corresponds to Bonds, Commercial Papers and Subordinated bonds in amounts of MCh$1,093,749, MCh$509,920 and MCh$3,596, respectively, according to the following details:

Bonds

Series	MCh$	Term (years)	Interest rate %	Currency	Issued date	Maturity date
BCHIUR1011	22,114	12	3.40	UF	01/08/2013	01/08/2025
BCHIUR1011	8,521	12	3.40	UF	01/09/2013	01/09/2025
BCHIUJ0811	1,572	8	3.20	UF	01/29/2013	01/29/2021
BCHIUZ1011	89,313	7	3.20	UF	01/31/2013	01/31/2020
BCHIAC1011	45,456	15	3.50	UF	02/28/2013	02/28/2028
BCHIAC1011	34,185	15	3.50	UF	03/26/2013	03/26/2028
BCHIUN1011	72,022	7	3.20	UF	04/08/2013	04/08/2020
BCHIUU0212	68,379	12	3.40	UF	08/29/2013	08/29/2025
BCHIAU0213	69,746	12	3.60	UF	09/11/2013	09/11/2025
BCHIAG0213	46,585	5	3.40	UF	09/13/2013	09/13/2018
BCHIAV0613	47,283	12	3.60	UF	10/16/2013	09/13/2025
BONO HKD	43,066	10	3.23	HKD	04/22/2013	04/24/2023
BONO HKD	45,133	15	4.25	HKD	10/08/2013	10/16/2028
BONO CHF	100,371	5	1.13	CHF	04/26/2013	05/23/2018
BONO CHF	25,019	5	1.13	CHF	05/07/2013	05/23/2018
BONO CHF	122,380	3	0.60	CHF	06/11/2013	07/18/2016
BONO CHF	66,164	4	1.13	CHF	06/28/2013	05/23/2017
BONO CHF	98,555	6	1.50	CHF	11/07/2013	12/03/2019
BONO JPY	57,716	3	0.74	JPY	11/25/2013	11/25/2016
BONO JPY	30,169	6	1.03	JPY	12/05/2013	03/18/2019

Total as of December, 2013	1,093,749

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

22.	Debt Issued, continued:

Commercial Papers

Counterparty	MCh$	Interest rate %	Currency	Issued date	Maturity date
WELLS FARGO BANK	18,849	0.38	USD	01/07/2013	04/05/2013
WELLS FARGO BANK	4,712	0.38	USD	01/07/2013	04/05/2013
GOLDMAN SACHS	4,712	0.36	USD	01/07/2013	04/08/2013
WELLS FARGO BANK	9,427	0.38	USD	01/09/2013	04/08/2013
CITIBANK N.A.	28,503	0.35	USD	01/15/2013	04/22/2013
MERRYL LYNCH	14,130	0.33	USD	01/22/2013	04/22/2013
WELLS FARGO BANK	23,543	0.33	USD	02/14/2013	05/15/2013
JP.MORGAN CHASE	9,417	0.33	USD	02/14/2013	05/15/2013
CITIBANK N.A.	9,417	0.33	USD	02/14/2013	05/15/2013
GOLDMAN SACHS	9,417	0.32	USD	02/14/2013	05/15/2013
GOLDMAN SACHS	28,304	0.32	USD	03/15/2013	06/14/2013
CITIBANK N.A.	9,199	0.32	USD	03/15/2013	06/14/2013
CITIBANK N.A.	9,444	0.32	USD	04/02/2013	06/28/2013
GOLDMAN SACHS	9,444	0.33	USD	04/02/2013	07/02/2013
JP.MORGAN CHASE	9,444	0.33	USD	04/02/2013	07/02/2013
MERRYL LYNCH	9,444	0.33	USD	04/02/2013	07/02/2013
WELLS FARGO BANK	9,444	0.33	USD	04/02/2013	07/02/2013
CITIBANK N.A.	23,448	0.31	USD	04/05/2013	06/28/2013
CITIBANK N.A.	14,013	0.26	USD	04/09/2013	06/07/2013
WELLS FARGO BANK	4,979	0.65	USD	07/17/2013	07/11/2014
WELLS FARGO BANK	25,505	0.35	USD	09/03/2013	03/03/2014
WELLS FARGO BANK	12,549	0.30	USD	09/17/2013	12/17/2013
CITIBANK N.A.	37,646	0.30	USD	09/17/2013	12/17/2013
CITIBANK N.A.	15,037	0.33	USD	09/25/2013	01/22/2014
MERRYL LYNCH	10,024	0.33	USD	09/25/2013	01/21/2014
WELLS FARGO BANK	15,037	0.33	USD	09/25/2013	01/22/2014
WELLS FARGO BANK	10,024	0.33	USD	09/25/2013	01/22/2014
GOLDMAN SACHS	24,844	0.30	USD	10/18/2013	01/21/2014
CITIBANK N.A.	9,937	0.30	USD	10/18/2013	01/21/2014
WELLS FARGO BANK	26,633	0.35	USD	12/02/2013	03/03/2014
CITIBANK N.A.	10,653	0.30	USD	12/02/2013	03/04/2014
WELLS FARGO BANK	13,186	0.30	USD	12/17/2013	03/17/2014
CITIBANK N.A.	39,555	0.31	USD	12/17/2013	03/20/2014

Total	509,920

Subordinated Bonds

Series	MCh$	Term (years)	Interest rate %	Currency	Issued date	Maturity date
UCHI-G1111	3,596	25	3,75	UF	01/25/2013	01/25/2038

Total	3,596

The Bank has not had breaches of capital and interest with respect to its debts instruments and has complied with its debt covenants and other compromises related to debt issued during the periods of 2013 and 2014.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

23.	Other Financial Obligations:

As of December 31, 2013 and 2014, other financial institutions are detailed as follows:

	2013 MCh$	2014 MCh$
Other Chilean obligations	160,612	141,729
Public sector obligations	50,314	44,844

Total	210,926	186,573

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

24.	Provisions:

(a)	As of December 31, 2013 and 2014, provisions are detailed as follows:

	2013	2014
	MCh$	MCh$
Provision for minimum dividends	154,081	177,324
Other provisions for contingencies	569	8,319

Total	154,650	185,643

(b)	The following table details the changes in provisions during 2013 and 2014:

	Minimum dividends	Other contingencies	Total
	MCh$	MCh$	MCh$

Balances as of January 1, 2012	128,642	2,702	131,344
Provisions established	139,755	229	139,984
Provisions used	(128,642)	(223)	(128,865)
Provisions released	—	(624)	(624)
Other movements	—	—	—

Balances as of December 31, 2012	139,755	2,084	141,839

Balances as of January 1, 2013	139,755	2,084	141,839
Provisions established	154,081	230	154,311
Provisions used	(139,755)	(369)	(140,124)
Provisions released	—	(1,376)	(1,376)
Other movements	—	—	—

Balances as of December 31, 2013	154,081	569	154,650

Balances as of January 1, 2014	154,081	569	154,650
Provisions established	177,324	7,980	185,304
Provisions used	(154,081)	(230)	(154,311)
Provisions released	—	—	—
Other movements	—	—	—

Balances as of December 31, 2014	177,324	8,319	185,643

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

25.	Employee Benefits:

(a)	Provisions for personnel benefits and payroll:

	2013	2014
	MCh$	MCh$

Short-term personnel benefits (c)	32,000	29,678
Vacation accrual (d)	21,895	23,727
Employee defined benefit plan (b)(*)	10,696	11,471
Other Benefits	3,353	16,639

Total	67,944	81,515

(*)	See note No. 2 (ac) (iii)

(b)	Pension plan – Defined benefit plan:

	2013	2014
	MCh$	MCh$

Current service cost	288	580
Interest cost on benefit obligation	505	440
Actuarial gains and losses	166	399

Net benefit expense	959	1,419

The net benefit expense is recognized under “Personnel Expenses” (Note 34).

The principal assumptions used in determining pension obligations for the Bank’s plan are shown below:

	December 31,	December 31,
	2013	2014
	%	%

Discount rate	5.19	4.38
Annual salary increase	5.19	5.12
Payment probability	99.99	99.99

The most recent actuarial valuation of the present value of the benefit plan obligation was carried out at December 31, 2014.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

25.	Employee Benefits, continued

(b)	Pension plan – Defined benefit plan, continued:

Changes in the present value of the defined benefit obligation are as follows:

	2013	2014
	MCh$	MCh$

Opening defined benefit obligation, January 1,	10,633	10,696
Contributions by the employer	793	1,020
Benefits paid	(896)	(644)
Prepayments	—	—
Actuarial gains and losses	166	399

Closing defined benefit obligation	10,696	11,471

(c)	The following table details the changes in provisions for incentive plans during 2013 and 2014:

	2013	2014
	MCh$	MCh$

Balances as of January 1,	29,649	32,000
Provisions established	29,420	26,971
Provisions used	(27,069)	(29,293)
Provisions released	—	—

Balances as of December 31,	32,000	29,678

(d)	The following table details the changes in provisions for vacation during 2013 and 2014:

	2013	2014
	MCh$	MCh$

Balances as of January 1,	20,842	21,895
Provisions established	5,234	6,268
Provisions used	(4,181)	(4,436)
Provisions released	—	—

Balances as of December 31,	21,895	23,727

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

25.	Employee Benefits, continued

(e)	Provisions for share-based employee benefits:

As of December 31, 2013 and 2014, the Bank and its subsidiaries do not have a stock compensation plan.

26.	Other Liabilities:

As of December 31, 2013 and 2014, other liabilities are detailed as follows:

	2013	2014
	MCh$	MCh$

Accounts and notes payable (*)	100,081	120,676
Documents intermediated	108,380	45,580
Financial guarantees	17,613	19,362
Leasing deferred gains	4,207	6,003
Deferred income	4,592	5,946
VAT payable	3,200	3,874
Pending transactions	1,144	1,391
Insurance payments	476	284
Other	36,069	52,879

Total	275,762	255,995

(*)	This item includes obligations that fall outside the Bank’s line of business such as withholding taxes, social security payments, insurance payable, and balances from material purchases and provisions for expenses pending payment.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

27.	Contingencies and Commitments:

(a)	Commitments accounted for in off-balance-sheet accounts:

In order to satisfy its customers’ needs, the Bank entered into several irrevocable commitments and contingent obligations. Although these obligations are not recognized in the Statement of Financial Position, they entail credit risks and, therefore, form part of the Bank’s overall risk.

	2013	2014
	MCh$	MCh$

Off-balance-sheet accounts
Guarantees and surety bonds (See letter b)	491,465	412,474
Confirmed foreign letters of credit	68,631	136,846
Issued foreign letters of credit	166,849	152,582
Bank guarantees (See letter b)	1,402,399	1,576,763
Immediately available credit lines	5,436,938	6,084,098
Other commitments	—	14,434

Transactions on behalf of third parties
Collections	357,672	305,384
Third-party resources managed by the Bank:
Financial assets managed on behalf of third parties	1,311	13,153
Other assets managed on behalf of third parties	—	—
Financial assets acquired on its own behalf	44,839	67,834

Fiduciary activities
Securities held in safe custody in the Bank	7,342,425	7,488,897
Securities held in safe custody in other entities	4,501,555	4,865,570

Total	19,814,084	21,118,035

(b)	Financial Guarantees

As of December 31, 2013 and 2014, the expiration of financial guarantees per period is as follows:

	2013
	Due within 1 year	Due after 1 year but within 3 years	Due after 3 years but within 5 years	Due after 5 years	Total
Performance bonds	1,008,922	273,125	108,517	11,835	1,402,399
Foreign office guarantees and standby letters of credit	320,385	161,003	8,207	1,870	491,465

Total	1,329,306	434,128	116,724	13,705	1,893,864

	2014
	Due within 1 year	Due after 1 year but within 3 years	Due after 3 years but within 5 years	Due after 5 years	Total
Performance bonds	1,138,865	368,884	63,307	5,707	1,576,763
Foreign office guarantees and standby letters of credit	281,162	126,170	3,123	2,019	412,474

Total	1,420,027	495,054	66,430	7,726	1,989,237

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

27.	Contingencies and Commitments, continued:

(c)	Lawsuits and legal proceedings:

(c.1)	Legal contingencies within the ordinary course of business:

At the date of issuance of these consolidated financial statements, there are actions filed against the Bank and its subsidiaries related to the ordinary course operations. Among these actions, there is a collective action filed by the National Consumer Service (Servicio Nacional del Consumidor) in accordance with Law No. 19,496. This action seeks to challenge some clauses of the “Person Products Unified Agreement” (Contrato Unificado de Productos de Personas) regarding fees on credit lines for overdraft and validity of the tacit consent to changes in fees, charges and other conditions in consumer contracts. In regards to the same matter, there is a collective action filed by the National Corporation of Consumers and Users of Chile (Corporación Nacional de Consumidores y Usuarios de Chile) that challenge some clauses of the “Person Products Unified Agreement” (Contrato Unificado de Productos de Personas) regarding fees on credit lines for overdraft and validity of the tacit consent to changes in fees, charges and other conditions in consumer contracts, along with the outsourcing of certain services related to our clients’ current account data. In addition, there is a collective action filed by the National Organization of Consumers and Users of Chile (“Organización de Consumidores y Usuarios de Chile”) that requests the Court to declare abusive and void certain provisions of the Person Products Unified Agreement regarding the use of self-service channels (internet, ATMs, telephone banking) and Credit Cards. Such provisions refer to the user’s duty to act with diligence and care with respect to passwords as well as the responsibility they have in case of disclosure to third parties, and the use by such third parties of them. In this claim, among other considerations the plaintiff argues that in case of phishing, pharming and similar frauds, in which third parties use client password and appropiate client’s funds without consent, banks and not client’s should be affected by the fraud.

With respect to these legal contingencies, at the date of these consolidated financial statements, in the opinion of the Bank’s management it is not possible to reasonably quantify any adverse effects of a potential judgment to those recognized in these financial statements.

Except for the above, the Bank’s management believes, based on information currently available, that the ultimate resolution of these legal proceedings are not likely to have a material adverse effect on its results of operations, financial position or liquidity.

As of December 31, 2014, the Bank has established provisions for this concept in the amount of MCh$8,073 (MCh$339 in 2013), recorded within “Provisions” in the statement of financial position. The following table presents the estimated date of completion of the respective litigation:

	As of December 31, 2014
	2015	2016	2017	2018	2019	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Legal contingencies	7,395	433	95	150	—	8,073

(c.2)	Contingencies for significant lawsuits:

As of December 31, 2013 and 2014, the Bank is not party to any significant lawsuits that affects or that may affect these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

27.	Contingencies and Commitments, continued:

(d)	Guarantees granted:

(i)	In subsidiary Banchile Administradora General de Fondos S.A.:

In compliance with article 226 and subsequent articles of Law 18,045, Banchile Administradora General de Fondos S.A., has designated Banco de Chile as the representative of the beneficiaries of the guarantees it has established and in that character the Bank has issued bank guarantees totaling UF 2,458,000, maturing January 9, 2015 (UF 2,515,000 maturing January 9, 2014 in December 2013).

In addition to these guarantees for creating mutual funds, there are other guarantees for a guaranteed capital on certain mutual funds, totaling Ch$35,861 million as of December 31, 2014 (Ch$75,474 million in 2013).

	2013	2014
Fund	MCh$	MCh$

Mutual Fund Deposito Plus IV	16,325	—
Mutual Fund Deposito Plus	14,241	—
Mutual Fund Deposito Plus III	12,937	—
Mutual Fund Deposito Plus II	9,308	—
Mutual Fund Deposito Plus V	—	9,976
Mutual Fund Deposito Plus VI	—	5,429
Mutual Fund Small Cap USA	5,197	5,197
Mutual Fund Chile Bursátil	5,050	5,050
Mutual Fund Twin Win Europa 103	3,537	3,537
Mutual Fund Global Stocks	2,964	2,964
Mutual Fund Second Best Chile USA	2,207	—
Mutual Fund Europa Accionario	2,059	2,059
Mutual Fund Second Best Europa China	1,649	1,649

Total	75,474	35,861

In compliance with the rules established by the Superintendence of Securities and Insurance in letter f) of Circular 1,894 of September 24, 2008, the entity has constituted guarantees, by management portfolio, in benefit of investors. Such guarantee corresponds to a bank guarantee for UF100,000, with a maturity date of January 9, 2015.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

27.	Contingencies and Commitments, continued:

(d)	Guarantees granted, continued:

(ii)	In subsidiary Banchile Corredores de Bolsa S.A.:

For the purposes of ensuring correct and complete compliance with all of its obligations as a broker-dealer entity, in conformity with the provisions of article 30 and subsequent articles of Law 18,045 on Securities Markets, Banchile Corredores de Bolsa S.A. established a guarantee in an insurance policy for UF 20,000, insured by Mapfre Seguros Generales S.A., maturing on April 22, 2016, whereby the Securities Exchange of the Santiago Stock Exchange was appointed as the subsidiary’s creditors to representative.

The Bank has given the following guarantees in relation to this subsidiary’s business activities:

	2013	2014
	MCh$	MCh$
Guarantees:
Shares to secure short-sale transactions in:
Securities Exchange of the Santiago Stock Exchange	16,946	17,158
Securities Exchange of the Electronic Stock Exchange of Chile	10,644	8,748
Fixed income securities to ensure system CCLV, Bolsa de Comercio de Santiago, Bolsa de Valores	2,995	2,996
Fixed income securities to ensure stock loan, Bolsa Eléctronica de Chile, Bolsa de Valores	68	—

Total	30,653	28,902

In conformity with the provisions of internal stock market regulations, and for the purpose of securing the broker’s correct performance, the company established a pledge on its shares on the Santiago Stock Exchange in favor of that institution, as recorded in Public Deed on September 13, 1990, signed before Santiago public notary Mr. Raúl Perry Pefaur, and of its shares in the Electronic Stock Exchange of Chile in favor of that institution, as recorded in a contract entered into by both parties on May 16, 1990.

Banchile Corredores de Bolsa S.A. keeps an insurance policy current with AIG Chile – Compañía de Seguros Generales S.A. that expires January 2, 2015, and that covers employee fidelity, physical losses, falsification or adulteration, and currency fraud with a coverage amount equivalent to U.S.$10,000,000.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

27.	Contingencies and Commitments, continued:

(d)	Guarantees granted, continued:

(ii)	In subsidiary Banchile Corredores de Bolsa S.A., continued:

According to the Chilean Central Bank, it provided a bank guarantee of UF10,500 for the purposes of complying with the contract Contract for Service System Open Market Operations (SOMA) of the Chilean Central Bank. This bank guarantee is revaluated in UF to fixed term, is not endorsable and has a maturity date of July 17, 2015.

It also provided a bank guarantee No. 356114-4 in the amount of UF210,000 for the benefits of investors in portfolio management contracts. This bank guarantee is revaluated in UF to fixed term, is not endorsable and has a maturity date of January 9, 2015.

It also provided a cash guarantee in the amount of U.S.$122,494.32 for the purpose of complying with the obligations to Pershing, for any operations conducted through that broker.

(iii)	In subsidiary Banchile Corredores de Seguros Ltda.

According to article No. 58, letter D of D.F.L. 251, as of December 31, 2014, the entity maintains two insurance policies that protect it against potential damages caused by infractions of the law, regulations and complementary rules that regulate insurance brokers. These insurance policies relate especially to non-compliance on the basis of acts, mistakes or omissions of brokers, representatives, agents or dependents of Banchile Corredores de Bolsa S.A.

The policies contracted are the following:

Matter insured	Amount Insured (UF)
Responsibility for errors and omissions policy	60,000
Civil responsibility policy	500

(e)	In the Eleventh Civil Court of Santiago, Banchile Corredores de Bolsa S.A. filed a reclamation against the Resolución Exenta No. 270 of October 30, 2014 of the Superintendency of Securities and Insurance (“SVS”), whereby that Superintendency imposed a fine to Banchile Corredores de Bolsa S.A. (“Banchile Corredores”) for an amount of UF 50,000 for the alleged infringement of Article 53 second paragraph of Law 18,045 (“Ley de Mercado de Valores”), for certain specific transactions related to Sociedad Química y Minera de Chile S.A.’s shares (SQM-A). Through the claim Banchile Corredores seeks to void the fine. As a requirement to file the claim, Banchile credited (consignó) 25% of the amount of the fine.

According to the current policies, the company has not established provisions because this judicial process has not been ruled yet and also because our legal advisors have estimated that there are grounds to get a favorable judgement for Banchile Corredores.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

28.	Equity:

(a)	Authorized, subscribed and paid shares:

As of December 31, 2014, the paid-in capital of Banco de Chile is represented by 94,655,367,544 equal registered shares (93,175,043,991 in 2013), with no par value, subscribed and fully paid.

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

(c)	Shares:

(c.1)	On June 26, 2014, Banco de Chile informed of the capitalization of 30% of the distributable net income obtained during the fiscal year ending December 31, 2013, through the issuance of fully paid-in shares, of no par value, agreed in the Extraordinary Shareholders Meeting held on March 27, 2014, to increase the Bank´s capital in the amount of Ch$95,569,688,582 through the issuance of 1,480,323,553 fully paid-in shares, of no par value, payable under the distributable net income for the year 2013 that was not distributed as dividends as agreed at the Ordinary Shareholders Meeting held on the same day.

The issuance of fully paid-in shares was registered in the Securities Register of the Superintendence of Banks and Financial Institutions with No. 3/2014, on June 19, 2014.

The Board of Directors of Banco de Chile, at meeting No. 2,798, held on June 26, 2014, set July 10, 2014, as the date for issuance and distribution of the fully paid in shares.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

28.	Equity, continued:

(c)	Shares, continued:

(c.2)	The following table shows the share movements from December 31, 2012 to December 31, 2014:

		Ordinary T
	Ordinary shares	Series shares (*)	Total shares
Total shares as of December 31, 2012	88,037,813,511	1,861,179,156	89,898,992,667

Shares subscribed and paid period 2013	—	2,078,310,286	2,078,310,286
Conversion of “Banco de Chile- T” shares into “Banco de Chile” shares	3,939,489,442	(3,939,489,442)	—
Capitalization of retained earnings(**)	1,197,741,038	—	1,197,741,038

Total shares as of December 31, 2013	93,175,043,991	—	93,175,043,991
Capitalization of retained earnings(***)	1,480,323,553	—	1,480,323,553

Total shares as of December 31, 2014	94,655,367,544	—	94,655,367,544

(*)	Capital increase as of October 17, 2012.
(**)	Capitalization of May 13, 2013
(***)	Capitalization of June 26, 2014

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

28.	Equity, continued:

(d)	Shareholders’ composition:

As of December 31, 2013, the shareholder composition was as follows:

Corporate Name or Shareholder’s Name	Shares	% of Equity Holding

LQ Inversiones Financieras S.A.	30,353,093,809	32.58
Sociedad Administradora de la Obligación Subordinada SAOS S.A.	28,593,701,789	30.69
Sociedad Matriz del Banco de Chile S.A. SM-Chile S.A.	12,138,543,602	13.03
Other minority shareholders	22,089,704,791	23.70

Total	93,175,043,991	100.00

As of December 31, 2014, the shareholder composition was as follows:

Corporate Name or Shareholder’s Name	Shares	% of Equity Holding

Sociedad Administradora de la Obligación Subordinada SAOS S.A.	28,593,701,789	30.21
LQ Inversiones Financieras S.A.	24,332,365,224	25.71
Sociedad Matriz del Banco de Chile S.A. SM-Chile S.A.	12,138,549,725	12.82
Other minority shareholders	29,590,750,806	31.26

Total	94,655,367,544	100.00

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

28.	Equity, continued:

(e)	Approval and payment of dividends:

At the Ordinary Shareholders’ Meeting held on March 21, 2013, the Bank’s shareholders agreed to distribute and pay dividend No. 201 amounting to Ch$3.41625263165 per common share of Banco de Chile, with charge to net income for the year ended December 31, 2012. The amount of dividend paid for the period 2013 was Ch$343,455 million.

At the Ordinary Shareholders’ Meeting held on March 27, 2014, the Bank’s shareholders agreed the distribution and payment of the dividend No. 202 amounting to Ch$3.48356970828 per common share of Banco de Chile, with charge to net income for the year ended December 31, 2013. The amount of dividend paid for the period 2014 was Ch$368,120 million.

The following dividends were declared and paid by the Bank for the year ended as of December 31, 2012, 2013 and 2014:

	2012		2013		2014
	MCh$		MCh$		MCh$
Dividends on ordinary shares:		296,802		343,455		368,120
Dividends per ordinary share (1):	Ch$	3.41	Ch$	3.90	Ch$	3.98	(*)

(1)	Dividends per share are calculated by dividing the amount of the dividend paid during each year by the previous year’s number of shares outstanding.
(*)	This dividend per share is composed of the dividend paid to the Central Bank and common shareholders in the amounts of MCh$145,123 and MCh$222,997, respectively. The Central Bank has 29,161.4 million shares with a payment of Ch$4.976528 per common share of Banco de Chile and for common shareholders the number of shares are 64,013.6 million with a payment of Ch$3.4835697 per common share of Banco de Chile.

(f)	Provision for minimum dividends:

Chilean Corporations Law mandates a minimum distribution of 30% of distributable income. Accordingly, the Bank recorded a liability under the line item “Provisions” for an amount of MCh$177,324 (MCh$154,081 in December 31, 2013) against “Retained earnings”.

(g)	Other comprehensive income:

The cumulative translation adjustment is generated from the Bank’s translation of its investments in foreign companies, as it records the effects of foreign currency translation for these items in equity. For the year ended December31, 2014, this recorded a credit to equity in an amount of Ch$80 million (a credit to equity for Ch$71 millions in 2013).

In accordance with Note 2(x), the fair market value adjustment for available-for-sale instruments is generated by fluctuations in the fair value of that portfolio, with a charge or credit to equity, net of deferred taxes (see Note 12). For the year ended 2014, there was a net credit to equity in an amount of Ch$4,486 million (a net credit to equity for Ch$11,614 millions in 2013).

Cash flow hedge adjustment consists of the portion of income of hedge instruments registered in equity produced in a cash flow hedge. For the year ended December31, 2014, there was a credit to equity in an amount of Ch$23,507 million (a charge to equity for Ch$14,455 millions for the period 2013).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

28.	Equity, continued:

(h)	Earnings per share:

Earnings per share is calculated by dividing the net profit for the year attributable to the ordinary equity holders of the Bank by the weighted average number of ordinary shares outstanding during the year.

The following table shows the income and share data used in the calculation of EPS:

	As of December 31,
	2012	2013	2014
Basic and diluted earnings per share:

Net profits attributable to ordinary equity holders of the Bank	479,880	550,188	595,518
Weighted average number of ordinary shares(*)	90,827,882,969	94,471,771,834	94,655,367,544
Earnings per share	5.28	5.82	6.29

(*)

During 2012, 2013 and 2014, the Bank capitalized 1,095,298,538; 1,197,741,038 and 1,480,323,553 shares respectively, which are considered in the earnings per share calculation as if they had been outstanding during all periods presented.

During the periods presented the Bank did not have any instruments that could lead to a dilution of its ordinary shares.

There have been no transactions involving ordinary shares or potential ordinary shares between the reporting date and the date of the completion of these financial statements.

29.	Interest Revenue and Expenses:

(a)	As of each year end, interest revenue is detailed as follows:

	2012	2013	2014
	MCh$	MCh$	MCh$
Commercial loans	790,696	833,163	964,070
Consumer loans	522,907	567,987	573,902
Residential mortgage loans	266,625	288,890	497,258
Financial investments	76,576	85,124	84,725
Repurchase agreements	12,553	2,496	9,309
Loans and advances to banks	12,993	15,728	18,938
Loss from accounting hedges	(11,296)	(29,097)	(106,496)
Other interest revenue	1,712	1,651	3,898

Total	1,672,766	1,765,942	2,045,604

During the year ended December 31, 2014, interest recorded in income from impaired loans amounted to Ch$65,707 million (Ch$58,488 million as of December 31,2013).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

29.	Interest Revenue and Expenses, continued:

(b)	As of each year end, interest expenses are detailed as follows:

	2012	2013	2014
	MCh$	MCh$	MCh$
Savings accounts and time deposits	496,985	482,600	434,882
Debt issued	170,222	199,330	344,326
Other financial obligations	3,078	2,814	3,873
Repurchase agreements	14,986	13,149	9,581
Borrowings from financial institutions	22,308	13,791	7,166
Loss from accounting hedges	(3,003)	(10,565)	(20,826)
Demand deposits	3,946	3,153	8,643
Other interest expenses	107	99	1,143

Total	708,629	704,371	788,788

(c)	As of each year end, loss from accounting hedge is the following:

	2012	2013	2014
	MCh$	MCh$	MCh$
Cash Flow hedge	(2,318)	(51,795)	(9,659)
Fair value hedge	(5,975)	33,263	(76,011)

Total	(8,293)	(18,532)	(85,670)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

30.	Income and Expenses from Fees and Commissions:

The income and expenses for fees and commissions shown in the Consolidated Statement of Comprehensive Income refers to the following items:

	2012	2013	2014
	MCh$	MCh$	MCh$
Income from fees and commissions
Card services	104,007	108,851	110,984
Investments in mutual funds and other	56,043	54,833	65,199
Collections and payments	49,333	51,588	49,374
Portfolio management	31,446	35,920	37,719
Lines of credit and overdrafts	22,892	22,206	20,844
Use distribution channel	26,950	27,252	19,931
Insurance brokerage	17,404	18,840	19,674
Guarantees and letter of credit	14,454	17,611	19,148
Trading and securities management	16,892	17,526	15,527
Financial advisory services	3,955	4,054	6,081
Other fees earned	29,391	28,051	22,971

Total income from fees and commissions	372,767	386,732	387,452

Expenses from fees and commissions
Credit card transactions	(62,020)	(75,083)	(88,480)
Fees for interbank transactions	(8,150)	(9,808)	(11,779)
Fees for collections and payments	(6,534)	(6,658)	(6,423)
Sale of mutual fund units	(2,488)	(2,318)	(3,379)
Fees for securities transactions	(2,994)	(3,103)	(2,851)
Sales force fees	(1,948)	(2,007)	(1,885)
Other fees	(1,361)	(662)	(467)

Total expenses from fees and commissions	(85,495)	(99,639)	(115,264)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

31.	Net Financial Operating Income:

The gain (losses) from trading and brokerage activities is detailed as follows:

	2012	2013	2014
	MCh$	MCh$	MCh$
Interest accrued on trading securities	8,467	17,668	16,500
Gains (losses) from mark to market	564	6,916	3,420

Financial assets held-for-trading	9,031	24,584	19,920
Sale of available-for-sale instruments	8,088	14,881	18,102
Net loss of other transactions (*)	2,567	(1,089)	(38)
Derivative instruments	(3,633)	(6,018)	(3,773)
Sale of loan portfolio	146	314	993

Total	16,199	32,672	35,204

(*)	Includes hedge ineffectiveness recognized in income statement for an amount of MCh$15

32.	Foreign Exchange Transaction, net:

The detail of foreign exchange transactions is the following:

	2012	2013	2014
	MCh$	MCh$	MCh$
Loss from accounting hedges	(196)	65,802	68,476
Indexed foreign currency	(9,404)	7,451	20,493
Translation difference, net	44,736	(1,796)	(18,744)

Total	35,136	71,457	70,225

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

33.	Provisions for Loan Losses:

The changes during 2012, 2013 and 2014 are the following:

		Loans to customers as of December 31, 2012
	Loans and advance to banks	Commercial loans	Mortgage loans	Consumer loans	Total	Financial guarantees	Total
Provisions established:
Individual provisions	—	(13,668)	—	—	(13,668)	(1,394)	(15,062)
Group provisions	—	(46,807)	(4,428)	(160,775)	(212,010)	(222)	(212,232)

Provisions established, net	—	(60,475)	(4,428)	(160,775)	(225,678)	(1,616)	(227,294)

Provisions released:
Individual provisions	47	17,883	—	—	17,883	1,982	19,912
Group provisions	—	—	—	—	—	—	—

Provisions released, net	47	17,883	—	—	17,883	1,982	19,912

Recovery of written-off assets	—	14,892	1,971	24,099	40,962	—	40,962

Provisions, net allowances for credit risk	47	(27,700)	(2,457)	(136,676)	(166,833)	366	(166,420)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

33.	Provisions for Loan Losses, continued:

		Loans to customers as of December 31, 2013
	Loans and advance to banks	Commercial loans	Mortgage loans	Consumer loans	Total	Financial Guarantees	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Provisions established:
Individual provisions	(333)	(39,744)	—	—	(39,744)	(3,955)	(44,032)
Group provisions	—	(49,808)	(5,665)	(167,496)	(222,969)	(8,737)	(231,706)

Provisions established net	(333)	(89,552)	(5,665)	(167,496)	(262,713)	(12,692)	(275,738)

Provisions released:
Individual provisions	—	2,127	—	—	2,127	9,003	11,130
Group provisions	—	—	—	—	—	—	—

Provisions released net	—	2,127	—	—	2,127	9,003	11,130

Recovery of written-off assets	—	13,330	1,927	27,698	42,955	—	42,955

Provisions net allowances for credit risk	(333)	(74,095)	(3,738)	(139,798)	(217,631)	(3,689)	(221,653)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

33.	Provisions for Loan Losses, continued:

		Loans to customers as of December 31, 2014
	Loans and advance to banks	Commercial loans	Mortgage loans	Consumer loans	Total	Financial Guarantees	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Provisions established:
Individual provisions	—	(54,027)	—	—	(54,027)	(1,629)	(55,656)
Group provisions	—	(46,061)	(8,497)	(198,017)	(252,575)	(120)	(252,695)

Provisions established net	—	(100,088)	(8,497)	(198,017)	(306,602)	(1,749)	(308,351)

Provisions released:
Individual provisions	476	—	—	—	—	—	476
Group provisions	—	—	—	—	—	—	—

Provisions released net	476	—	—	—	—	—	476

Recovery of written-off assets	—	14,272	2,152	29,885	46,309	—	46,309

Provisions net allowances for credit risk	476	(85,816)	(6,345)	(168,132)	(260,293)	(1,749)	(261,566)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

34.	Personnel Expenses:

Personnel expenses in 2012, 2013 and 2014 are detailed as follows:

	2012	2013	2014
	MCh$	MCh$	MCh$

Remuneration	181,318	188,856	201,411
Bonuses per collective bargaining*	—	—	44,437
Variable Compensation	22,823	26,751	29,367
Gratifications	22,398	22,566	21,604
Bonuses and incentives	31,984	32,306	29,569
Lunch and health benefits	21,954	22,631	24,263
Staff severance indemnities	10,408	10,523	11,895
Training expenses	1,671	2,877	2,639
Other personnel expenses	17,309	16,726	19,327

Total	309,865	323,236	384,512

*	During 2014, we negotiated and finalized four-year collective bargaining agreements among Banco de Chile, Federación de Sindicatos, Sindicato Nacional y el Sindicato Nacional de Trabajadores Citibank NA. Additionally, our subsidiary Promarket S.A. finalized its collective bargaining process during August 2014, signing a Collective Bargaining Agreement for a period of three years. As result of these agreements, the agreed benefits were extended to non-union employees. In addition, the agreements generated a one-time expense in an amount of Ch$44,437 million.

35.	Administrative Expenses:

As of December 31, 2012, 2013 and 2014, administrative expenses are detailed as follows:

	2012	2013	2014
	MCh$	MCh$	MCh$

General administrative expenses	160,717	164,228	179,412
Outsources services	42,015	44,118	47,221
Board expenses	2,656	2,589	2,762
Marketing expenses	30,572	29,053	29,431
Taxes, payroll taxes and contributions	11,499	12,514	11,711

Total	247,459	252,502	270,537

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

36.	Depreciation, Amortization and Impairment:

(a)	Amounts charged to income for depreciation and amortization during 2012, 2013 and 2014 are detailed as follows:

	2012	2013	2014
	MCh$	MCh$	MCh$

Depreciation and amortization
Depreciation of property and equipment (Note No.15a and Note No. 16)	20,614	19,280	22,149
Amortization of intangibles assets (Note No.14a)	14,532	8,397	10,638

Total	35,146	27,677	32,787

(b)	As of December 31, 2012, 2013 and 2014, the impairment loss is detailed as follows:

	2012	2013	2014
	MCh$	MCh$	MCh$

Impairment loss
Impairment loss on investment instruments	551	—	—
Impairment loss on property and equipment (Note No.15a)	348	757	1,965
Impairment loss on intangibles assets (Note No.14a)	—	1,490	120

Total	899	2,247	2,085

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

37.	Other Operating Income:

During 2012, 2013 and 2014, the Bank and its subsidiaries presented the following under other operating income:

	2012	2013	2014
	MCh$	MCh$	MCh$

Rental income	6,007	7,440	8,083
Credit card income	—	—	2,694
Income for assets received in lieu of payment	5,674	6,126	1,223
Expense recovery	2,895	3,517	3,840
Recovery from correspondent banks	2,379	2,264	2,525
Release of provisions	—	—	2,318
Release of provisions for contingencies	624	1,376	—
Other	3,308	5,161	6,528

Total	20,887	25,884	27,211

38.	Other Operating Expenses:

During 2012, 2013 and 2014, the Bank and its subsidiaries incurred the following other operating expenses:

	2012	2013	2014
	MCh$	MCh$	MCh$

Write-offs for operatings risks	9,526	4,144	5,076
Provisions for contingencies	1,109	582	7,750
Provision for other assets	6,333	4,767	4,082
Card administration	1,113	1,106	949
Assets received in lieu of payment	—	—	12,852
Other	1,484	3,269	6,730

Total	19,565	13,868	37,439

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

39.	Related Party Transactions:

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

The Law of Corporations, article 147, states that a public corporation can only enter into transactions with related parties when the objective is to contribute to the company’s interests, and when the price, terms and conditions are commensurate to those prevailing in the market at the time of their approval and comply with the requirements and procedures stated in the same standard.

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

	Operating Companies (*)		Investment Companies (**)		Individuals (***)		Total
	2013	2014	2013	2014	2013	2014	2013	2014
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Loans and accounts receivable:
Commercial loans	287,500	287,943	70,004	36,383	1,199	1,878	358,703	326,204
Residential mortgage loans	—	—	—	—	16,911	19,970	16,911	19,970
Consumer loans	—	—	—	—	3,790	4,111	3,790	4,111

Gross loans	287,500	287,943	70,004	36,383	21,900	25,959	379,404	350,285
Provision for loan losses	(929)	(790)	(152)	(132)	(52)	(68)	(1,133)	(990)

Net loans	286,571	287,153	69,852	36,251	21,848	25,891	378,271	349,295

Off balance sheet accounts:
Guarantees	1,109	3,238	—	40	—	—	1,109	3,278
Letters of credits	3,390	1,344	—	—	—	—	3,390	1,344
Banks guarantees	23,172	42,195	1,599	387	—	—	24,771	42,582
Immediately available credit lines	58,023	52,900	9,519	24,686	10,165	10,997	77,707	88,583

Total off balance sheet account	85,694	99,677	11,118	25,113	10,165	10,997	106,977	135,787
Provision for contingencies loans	(34)	(89)	(1)	—	—	—	(35)	(89)

Off balance sheet account, net	85,660	99,588	11,117	25,113	10,165	10,997	106,942	135,698

Amount covered by Collateral:
Mortgage	27,122	28,811	55	55	14,476	13,405	41,653	42,271
Warrant	—	—	—	—	—	—	—	—
Pledge	13	13	—	—	7	7	20	20
Other (****)	2,849	2,602	17,300	17,300	10	10	20,159	19,912

Total collateral	29,984	31,426	17,355	17,355	14,493	13,422	61,832	62,203

Acquired Instruments
For trading purposes	1,078	—	—	6,015	—	—	1,078	6,015
For investment purposes	—	—	—	—	—	—	—	—

Total acquired instruments	1,078	—	—	6,015	—	—	1,078	6,015

(*)	Operating companies are legal entities which comply with the following conditions:

i)	They engage in operating activities and generate a separable flow of income,

ii)	Less than 50% of their assets are trading securities or investments.

(**)	Investment companies include those legal entities that do not comply with the conditions for operating companies and are profit-oriented.
(***)	Individuals include key members of the management, who directly or indirectly possess the authority and responsibility of planning, administrating and controlling the activities of the organization, including directors. This category also includes their family members who are expected to have an influence or to be influenced by such individuals in their interactions with the organization.
(****)	These guarantees correspond mainly to shares and other financial guarantees.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

39.	Related Party Transactions, continued:

(b)	Other assets and liabilities with related parties:

	2013	2014
	MCh$	MCh$
Assets
Cash and due from banks	12,692	10,478
Derivative instruments	76,532	85,226
Other assets	22,047	17,386

Total	111,271	113,090

Liabilities
Demand deposits	123,223	220,603
Savings accounts and time deposits	233,172	423,012
Derivative instruments	85,694	123,569
Borrowings from financial institutions	192,682	154,022
Other liabilities	23,836	26,205

Total	658,607	947,411

(c)	Income and expenses from related party transactions:

	2013		2014
	Income MCh$	Expense MCh$	Income MCh$	Expense MCh$
Type of income or expense recognized

Interest and revenue expenses	21,280	15,917	23,873	18,631
Fees and commission income	70,848	35,897	56,154	40,879
Net financial operating income	—	47,348	—	13,797
Provision for credit risk	81	—	141	—
Operating expenses	—	66,313	—	100,070
Other income and expenses	553	27	631	83

Total	92,762	165,502	80,799	173,460

(d)	Payments to key management personnel:

	2014	2013
	MCh$	MCh$
Remunerations	3,752	3,372
Short-term benefits	4,123	3,093
Contract termination indemnity	1,251	418
Stock–based benefits	—	—

Total	9,126	6,883

Composition of key personnel:

	N° of executives
	2014	2013
Position
CEO	1	1
CEOs of subsidiaries	7	6
Division Managers	11	12

Total	19	19

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

39.	Related Party Transactions, continued:

(e)	Directors’ expenses and remunerations:

	Remunerations				Fees for attending Board meetings		Fees for attending Committees and Subsidiary Board meetings (1)		Consulting		Total
	2013 MCh$		2014 MCh$		2013 MCh$	2014 MCh$	2013 MCh$	2014 MCh$	2013 MCh$	2014 MCh$	2013 MCh$	2014 MCh$
Name of Directors

Pablo Granifo Lavín	363	(*)	383	(*)	48	52	321	365	—	—	732	800
Andrónico Luksic Craig	149		155		13	10	—	—	—	—	162	165
Jorge Awad Mehech	50		52		24	24	113	130	—	—	187	206
Gonzalo Menéndez Duque	50		52		20	23	110	115	25	26	205	216
Jaime Estévez Valencia	50		52		23	26	97	106	—	—	170	184
Rodrigo Manubens Moltedo	50		52		23	24	52	51	—	—	125	127
Jorge Ergas Heymann	50		52		19	19	46	60	—	—	115	131
Francisco Pérez Mackenna	50		52		21	22	60	55	—	—	131	129
Thomas Fürst Freiwirth	50		52		20	19	39	40	—	—	109	111
Jean-Paul Luksic Fontbona	34		52		10	9	2	—	—	—	46	61
Guillermo Luksic Craig	12		—		—	—	—	—	—	—	12	—
Others	—		—		—	—	157	147	124	80	281	227

Total	908		954		221	228	997	1,069	149	106	2,275	2,357

(1)	Includes fees paid to members of the Advisory Committee of Banchile Corredores de Seguros Ltda. of MCh$16 (MCh$15 in 2013).
(*)	Includes a provision of MCh$226 (MCh$214 in 2013) for an incentive subject to achieving the Bank’s forecasted earnings.

Fees paid for advisory services to the Board of Directors amount to MCh$179 (MCh$124 in 2013).

Travel and other related expenses amount to MCh$226 (MCh$190 in 2013).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

40.	Fair Value of Financial Assets and Liabilities:

Banco de Chile and its subsidiaries have defined a corporate framework for the Fair Value measurement and control to accomplish the Fair Value process according to local regulations, market standards and best practices in the industry. This framework is contained in Banco de Chile’s Fair Value Policy.

One of the most important definitions in this framework is the Product Control Unit (PCU) function. This area is independent from both the principal management and the business unit, and reports to the CFO of Banco de Chile. This area is responsible for the independent verification of Profit and Losses, and Fair Value measurement and control for all Treasury transactions; Trading, Funding and gapping and Investments deals.

To accomplish the measurements and controls, Banco de Chile and its subsidiaries, take into account at least the following aspects:

(a)	Industry standards of fair value measurements.

In the fair value calculation process, standard methodologies are used; closing prices, discounted cash flows and option models. In the options case, Black-Scholes model is used. The input parameters are rates, prices and volatility levels for each term and market factor that trade in the local and international markets.

(b)	Quoted prices in active markets.

The fair value for instruments with quoted prices in active markets is determined using daily quotes from electronic systems information such as Bloomberg, Bolsa de Comercio de Santiago, LVA and Risk America terminals. This quote represents the price at which instruments are frequently bought and sold in financial markets.

(c)	Valuation techniques

If there is no market quotes in active markets for the financial instrument, valuation techniques will be used to determine the fair value.

Due to the fact that fair value models require a set of market parameters as inputs, it is part of the fair value process to maximize the utilization based on observable quoted prices or derived from similar instruments in active markets. Nevertheless there are some cases for which neither quoted prices nor derived prices are available; in these cases external data from specialized providers, price for similar transactions and historical information it is used for validate the parameters that will be used as inputs.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

40.	Fair Value of Financial Assets and Liabilities, continued:

(d)	Fair value adjustments.

Part of the fair value process consists of adjustment, to take into account bid/offer spreads. This adjustment is calculated and analyzed by the PCU and Risk Market areas.

The bid/offer spread adjustment reflects the expected impact on fair value due to close long or short positions in a specific market factor and term, valuated at midpoint. For example, long positions in an asset will be impacted in order to reflect the fact that when selling the position it will be quoted at bid instead at midpoint. For the bid/offer spread adjustment, market quotes or indicative prices for each position, instrument, currency and term are used. Bid, mid and offer market quotes are considered.

(e)	Fair value control.

To ensure that the market input parameters that Banco de Chile is using for fair value calculations represent the state of the market and the best estimate of fair value, the PCU unit runs on a daily basis an independent verification of prices and rates. This process aims to set a preventive control on the official market parameters provided by the respective business area. A comparative control based on Mark-to-Market differences, using one set of inputs prepared by the business area and one set prepared by the PCU, is conducted before fair value calculations. The output of this process is a set of differences in fair value by currency, product and portfolio. These differences are compared with specific ranges by grouping level; currency, product and portfolio.

In the event that significant differences are detected, these differences are measured and scaled according to the amount of materiality for each grouping level, ranging from a single report to the trader to a report presented to the Board. These ranges of materiality control are approved by the Assets and Liabilities Committee (ALCO).

Complementary and in parallel, the PCU generates daily reports of P&L and risk market exposure. These two kinds of reports allows for adequate control and consistency in the parameters used in valuations and backwards looking revisions.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

40.	Fair Value of Financial Assets and Liabilities, continued:

(f)	Judgmental analysis and information to Senior Management.

In particular, in cases where there is no market quotations for the instrument, similar transaction prices, nor indicative parameters, a reasoned analysis and specific controls should be made to estimate the fair value of the operation or transaction. Within the Banco de Chile’s framework for fair value, described in the Fair Value Policy approved by the Board of Banco de Chile, the approval level required to operate these kinds of instruments, there is no market information or cannot be inferred from prices or rates, is established.

(i)	Fair value hierarchy

Banco de Chile and subsidiaries, taking into account the preceding statements, classify all the financial instruments among the following levels:

Level 1:	Observable, quoted price in active markets for the same instrument or specific type of transaction to be evaluated.

In this level, the following instruments are considered: currency futures, Chilean Central Bank and Treasury securities, mutual fund investments and equity.

For the Chilean Central Bank and Treasury securities, all instruments that belong to one of the following benchmark groups will be considered as Level 1: Pesos-02, Pesos-05, Pesos-07, Pesos-10, UF-02, UF-05, UF-07, UF-10, UF-20, UF-30. A benchmark group is composed by a number of instruments that have similar duration and share the same quoted price within the group. This condition allows for a greater depth of market, assuring daily observable quotes.

For each and every one of these instruments there exists daily observable market valuation parameters; internal rates of return and closing prices, respectively; therefore no assumptions are needed to calculate the fair value. For currency futures as well as mutual funds and equity, to determine fair value, the multiplication of closing prices by the number of instruments is used. For Chilean Central Bank and Treasury securities the internal rate of return is used to discount every cash flow and obtain the fair value of each instrument. For mutual funds and equity, the current price multiplied by the quantity of instruments is used to calculate the fair value.

The preceding described methodology corresponds to the one utilized for the Bolsa de Comercio de Santiago (Santiago’s main Exchange) and is recognized as the standard in the market.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

40.	Fair Value of Financial Assets and Liabilities, continued:

(i)	Fair value hierarchy, continued:

Level 2:	Valuation techniques whose inputs are those other than quoted prices included within Level 1 and that are observable for assets or liabilities, either directly or indirectly. For instruments in this level, the valuation is performed based on an inference from observable market parameters; such quoted prices for similar instruments in active markets. In this level the following inputs are included:

a) Quoted prices for similar assets or liabilities in active markets.

b) Quoted prices for identical or similar assets or liabilities in markets that are not active.

c) Inputs other than quoted prices that are observable for the asset or liability.

d) Inputs that are derived principally from or corroborated by observable market data.

This level is composed mostly of currency and rate derivatives, bank’s debt securities, debt of Chilean and foreign companies, mortgage claims, money market instruments and less liquid Chilean Central Bank and Treasury securities.

For derivatives the fair value process depends upon whether this value is impacted by volatility as a relevant market factor; if that is the case, the Black-Scholes-Merton type of formula is used. For the rest of the derivatives, namely swaps and forwards, net present value through discounted cash flows is used. For securities classified as level 2, the obtained internal rate of return is used to discount every cash flow and obtain the fair value of each instrument, for each currency.

In the event that there is no observable price for an instrument in a specific term, the price will be inferred from the interpolation between periods that do have observable quoted price in active markets. These models incorporate various market variables, including foreign exchange rates and interest rate curves.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

40.	Fair Value of Financial Assets and Liabilities, continued:

(i)	Fair value hierarchy, continued:

Valorization Techniques and Inputs:

Type of Financial Instrument	Valuation Method	Description: Inputs and Sources
Local Bank and Corporate Bonds	Discounted cash flows model

Prices are provided by third party price providers that are widely used in the Chilean market.

Model is based on a Base Yield (Central Bank Bonds) and issuer spread.

The model is based on daily prices and risk/maturity similarities between

Instruments.

Offshore Bank and Corporate Bonds	Discounted cash flows model	Prices are provided by third party price providers that are widely used in the Chilean market. Model is based on daily prices.

Local Central Bank and Treasury Bonds	Discounted cash flows model	Prices are provided by third party price providers that are widely used in the Chilean market. Model is based on daily prices.

Mortgage Notes	Discounted cash flows model

Prices are provided by third party price providers that are widely used in the Chilean market.

Model is based on a Base Yield (Central Bank Bonds) and issuer spread.

The model takes into consideration daily prices and risk/maturity similarities between instruments.

Time Deposits	Discounted cash flows model	Prices are provided by third party price providers that are widely used in the Chilean market. Model is based on daily prices and considers risk/maturity similarities between instruments.

Cross Currency Swaps, Interest Rate Swaps, FX Forwards, Inflation Forwards	Discounted cash flows model

Zero Coupon rates are calculated by using the bootstrapping method over swap rates.

Offshore rates and spreads are obtained from third party price providers that are widely used in the Chilean market.

Forward Points, Inflation forecast and local swap rates are provided by market brokers that are widely used in the Chilean market.

FX Options	Black-Scholes Option Pricing Model	Prices for volatility surface estimates are obtained from market brokers that are widely used in the Chilean market.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

40.	Fair Value of Financial Assets and Liabilities, continued:

(i)	Fair value hierarchy, continued

Level 3:	These are financial instruments whose fair value is determined using unobservable inputs. An adjustment to an input that is significant to the entire measurement can result in a fair value measurement classified within Level 3 of the fair value hierarchy if the adjustment is using significant unobservable data entry.

Instruments classified as level 3 correspond to Corporate Debt issued mainly by Chilean and foreign companies, issued both in Chile and abroad.

Valorization Techniques and Inputs:

Type of Financial Instrument	Valuation Method	Description: Inputs and Sources
Local Bank and Corporate Bonds	Discounted cash flows model	Prices are provided by third party price providers that are widely used in the Chilean market. (input is not observable by the market)
Model is based on a Base Yield (Central Bank Bonds) and issuer spread.

The model is based on daily prices and risk/maturity similarities between instruments.

Offshore Bank and Corporate Bonds	Discounted cash flows model	Prices are provided by third party price providers that are widely used in the Chilean market. (input is not observable by the market)
Model is based on daily prices.

During 2014, the Bank observed a disclosure deviation on a group of financial assets previously reported as level 3. In order to improve disclosure consistency and comparability with current year disclosure presented below, the 2013 disclosure has been re-expressed as follows:

	Level 2			Level 3
	December 2013 MCh$	Reclassifi- cation MCh$	Adjusted 2013 MCh$	December 2013 MCh$	Reclassifi- cation MCh$	Adjusted 2013 MCh$
Financial Assets
Financial assets held-for-trading
From the Chilean Government and Central Bank	33,611	—	33,611	—	—	—
Other instruments issued in Chile	255,597	2,914	258,511	5,353	(2,914)	2,439
Instruments issued abroad	—	—	—	—	—	—

Subtotal	289,208	2,914	292,122	5,353	(2,914)	2,439

Financial assets available-for-sale
From the Chilean Government and Central Bank	422,533	—	422,533	—	—	—
Other instruments issued in Chile	722,926	219,352	942,278	296,327	(219,352)	76,975
Instruments issued abroad	—	32,307	32,307	33,986	(32,307)	1,679

Subtotal	1,145,459	251,659	1,397,118	330,313	(251,659)	78,654

Total	1,434,667	254,573	1,689,240	335,666	(254,573)	81,093

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

40.	Fair Value of Financial Assets and Liabilities, continued:

(ii)	Level hierarchy classification and figures

The following table shows the figures by hierarchy, for instruments recorded at fair value in the statement of financial position.

	Level 1		Level 2		Level 3		Total
	2013	2014	2013	2014	2013	2014	2013	2014
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets
Financial assets held-for-trading
From the Chilean government and Central Bank	31,326	80,374	33,611	8,496	—	—	64,937	88,870
Other instruments issued in Chile	1,034	364	258,511	202,823	2,439	1,401	261,984	204,588

Subtotal	32,360	80,738	292,122	211,319	2,439	1,401	326,921	293,458

Derivative contracts for trading purposes
Forwards	—	—	58,086	171,902	—	—	58,086	171,902
Swaps	—	—	291,429	609,843	—	—	291,429	609,843
Call options	—	—	2,301	2,583	—	—	2,301	2,583
Put options	—	—	600	287	—	—	600	287
Futures	—	—	—	—	—	—	—	—

Subtotal	—	—	352,416	784,615	—	—	352,416	784,615

Hedge derivative contracts
Swaps	—	—	714	101			714	101
Cash flow hedge (Swap)	—	—	37,970	78,703	—	—	37,970	78,703

Subtotal	—	—	38,684	78,804	—	—	38,684	78,804
CVA	—	—	(16,413)	(31,152)	—	—	(16,413)	(31,152)

Total	—	—	374,687	832,267	—	—	374,687	832,267

Financial assets available-for-sale (1)
From the Chilean government and Central Bank	163,875	86,066	422,533	253,258	—	—	586,408	339,324
Other instruments issued in Chile	—	—	942,278	1,026,569	76,975	179,378	1,019,253	1,205,947
Instruments issued abroad	42,236	58,376	32,307	3,211	1,679	1,938	76,222	63,525

Subtotal	206,111	144,442	1,397,118	1,283,038	78,654	181,316	1,681,883	1,608,796
Other assets
Mutual fund investments	66,213	255,013	—	—	—	—	66,213	255,013

Subtotal	66,213	255,013	—	—	—	—	66,213	255,013

Total	304,684	480,193	2,063,927	2,326,624	81,093	182,717	2,449,704	2,989,534

Financial liabilities
Derivative contracts for trading purposes
Forwards	—	—	65,463	128,447	—	—	65,463	128,447
Swaps	—	—	343,467	691,666	—	—	343,467	691,666
Call options	—	—	3,559	2,249	—	—	3,559	2,249
Put options	—	—	705	362	—	—	705	362
Futures	—	—	—	—	—	—	—	—
Other	—	—	—	—	—	—	—	—

Subtotal	—	—	413,194	822,724	—	—	413,194	822,724

Hedge derivative contracts
Swaps	—	—	25,324	19,904	—	—	25,324	19,904
Cash flow hedge (Swap)	—	—	6,681	17,596	—	—	6,681	17,596

Subtotal	—	—	32,005	37,500	—	—	32,005	37,500
DVA	—	—	(19,089)	(33,101)	—	—	(19,089)	(33,101)

Total	—	—	426,110	827,123	—	—	426,110	827,123

(1)	As of December 31, 2014, 93% of instruments of level 3 have denomination “Investment Grade”. Also, 99% of total of these financial instruments correspond to domestic issuers.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

40.	Fair Value of Financial Assets and Liabilities, continued:

(iii)	Level 3 Reconciliation:

The following tables show the reconciliation between the beginning and ending balances of instruments classified as Level 3, whose fair value is reflected in the financial statements.

	Balance as of January 1, 2013	Gain (loss) Recognized in Income	Gain (loss) Recognized in Equity	Purchases and Agreements	Sales	Transfer from Level 1 and 2	Transfer to Level 1 and 2	Balance as of December 31, 2013
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets
Financial assets held-for-trading
Other instruments issued in Chile	—	1,038	—	1,401	—	—	—	2,439
Instruments issued abroad	—	—	—	—	—	—	—	—

Subtotal	—	1,038	—	1,401	—	—	—	2,439

Financial assets available-for-sale
Other instruments issued in Chile	79,896	3,198	9	—	(6,128)	—	—	76,975
Instruments issued abroad	10,023	50	(77)	—	(8,317)	—	—	1,679

Subtotal	89,919	3,248	(68)	—	(14,445)	—	—	78,654

Total	89,919	4,286	(68)	1,401	(14,445)	—	—	81,093

	Balance as of January 1, 2014	Gain (loss) Recognized in Income (1)	Gain (loss) Recognized in Equity(2)	Purchases and Agreements	Sales	Transfer from Level 1 and 2	Transfer to Level 1 and 2	Balance as of December 31, 2014
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets
Financial assets held-for-trading
Other instruments issued in Chile	2,439	(1,087)	—	49	—	—	—	1,401
Instruments issued abroad	—	—	—	—	—	—	—	—

Subtotal	2,439	(1,087)	—	49	—	—	—	1,401

Financial assets available-for-sale
Other instruments issued in Chile	76,975	6,230	784	82,909	(18,483)	30,963	—	179,378
Instruments issued abroad	1,679	270	(11)	—	—	—	—	1,938

Subtotal	78,654	6,500	773	82,909	(18,483)	30,963	—	181,316

Total	81,093	5,413	773	82,958	(18,483)	30,963	—	182,717

(1)	Recorded in the income statement under “Net financial operating income”
(2)	Recorded in Equity under “Other Comprehensive Income”

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

40.	Fair Value of Financial Assets and Liabilities, continued:

(iv)	Transfers between levels

The following tables show transfers between levels for financial assets and liabilities whose fair value is recorded in the consolidated financial statements:

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

Transfers from level 1 to level 2
2014 MCh$
Financial assets

Financial assets held-for-trading instruments
From the Chilean Government and Central Bank	500

Financial assets Available-for-sale instruments
From the Chilean Government and Central Bank	—

Transfers from level 2 to level 1
2014 MCh$
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

The following table shows the impact on the fair value of Level 3 financial instruments using alternative assumptions that are reasonably possible. It is believed that the positive and negative impacts are similar:

	As of December 31, 2013		As of December 31, 2014
	Level 3	Sensitivity to changes in key assumptions of models	Level 3	Sensitivity to changes in key assumptions of models
	MCh$	MCh$	MCh$	MCh$
Financial Assets
Financial assets held-for-trading
Other instruments issued in Chile	2,439	(273)	1,401	(150)

Total	2,439	(273)	1,401	(150)

Financial assets available-for-sale
Other instruments issued in Chile	76,975	(895)	179,378	(3,542)
Instruments issued abroad	1,679	(25)	1,938	(67)

Total	78,654	(920)	181,316	(3,609)

With the purpose to determine the sensitivity of the financial investments to changes in significant market factors, the Bank has made alternative calculations at fair value, changing those key parameters for the valuation and which are not directly observable in screens. In the case of financial assets presented in the table above, which corresponds to bank bonds and corporate bonds, input prices, prices based on broker quotes or runs were used, considering that these instruments do not have current prices or observables. Prices are generally calculated as a base rate plus a spread. For local bonds, this was determined by applying only a 10% impact on the price, while for offshore bonds this was determined by applying only a 10% impact on the spread because the base rate is hedged with instruments on interest rate swaps so-called hedge accounting. The impact of 10% is considered a reasonable move considering the market performance of these instruments and comparing it against the adjustment bid/offer that is provided for by these instruments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

40.	Fair Value of Financial Assets and Liabilities, continued:

(vi)	Other assets and liabilities not measured at fair value

The following table summarizes the fair values of the Bank’s main financial assets and liabilities that are not recorded at fair value in the Statement of Financial Position. The values shown in this note do not attempt to estimate the value of the Bank’s income-generating assets, nor forecast their future behavior. The estimated fair value is as follows:

	Book Value		Estimated Fair Value
	2013	2014	2013	2014
	MCh$	MCh$	MCh$	MCh$
Assets
Cash and due from banks	873,308	915,133	873,308	915,133
Transactions in the course of collection	300,026	356,185	300,026	356,185
Cash collateral on securities borrowed and reverse repurchase agreements	82,422	27,661	82,422	27,661

Subtotal	1,255,756	1,298,979	1,255,756	1,298,979

Loans and advances to banks
Domestic banks	99,976	169,953	99,976	169,953
Chilean Central Bank	600,581	551,108	600,581	551,108
Foreign banks	361,499	434,304	361,499	434,304

Subtotal	1,062,056	1,155,365	1,062,056	1,155,365

Loans to customers, net
Commercial loans	12,837,531	12,836,933	12,695,722	12,707,255
Residential mortgage loans	4,713,805	5,394,602	4,760,593	5,657,988
Consumer loans	2,890,136	3,169,240	2,914,188	3,170,640

Subtotal	20,441,472	21,400,775	20,370,503	21,535,883

Total	22,759,284	23,855,119	22,688,315	23,990,227

Liabilities
Current accounts and other demand deposits	5,984,332	6,934,373	5,984,332	6,934,373
Transactions in the course of payment	51,898	53,049	51,898	53,049
Cash collateral on securities lent and reverse repurchase agreements	256,766	249,482	256,766	249,482
Saving accounts and time deposits	10,402,725	9,721,246	10,422,095	9,719,397
Borrowings from financial institutions	989,465	1,098,716	984,999	1,094,468
Other financial obligations	210,926	186,573	210,926	186,573

Subtotal	17,896,112	18,243,439	17,911,016	18,237,342

Debt issued
Letters of credit for residential purposes	67,514	52,730	70,351	55,482
Letters of credit for general purposes	18,977	11,584	19,775	12,189
Bonds	3,533,462	4,223,047	3,446,571	4,283,006
Subordinated bonds	747,007	770,595	739,184	782,529

Subtotal	4,366,960	5,057,956	4,275,881	5,133,206

Total	22,263,072	23,301,395	22,186,897	23,370,548

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

40.	Fair Value of Financial Assets and Liabilities, continued:

(vi)	Other assets and liabilities not measured at fair value, continued:

Other financial instruments not measured at fair value in our statement of financial position, but for which the fair value is disclosed, are not managed on a fair value basis. These instruments include assets and liabilities such as loans and deposits to customers, bank borrowings, debt issued, and other financial assets and obligations with diverse maturities and features. Fair values of these assets/liabilities are estimated by applying the traditional Discounted Cash Flows (DCF) model and using diverse valuation inputs such as yield curves, credit risk spreads, etc. Also, since some of these assets/liabilities are not traded in the market, judgmental analysis is required in determining the adequacy of the inputs and fair values.

The table below sets forth the fair value of Financial Assets/Liabilities not measured at fair value on the balance sheet, for the years ended December 31, 2013 and 2014:

	Level 1		Level 2		Level 3		Total
	Estimated Fair Value		Estimated Fair Value		Estimated Fair Value		Estimated Fair Value
	2013	2014	2013	2014	2013	2014	2013	2014
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets
Cash and due from banks	873,308	915,133	—	—	—	—	873,308	915,133
Transactions in the course of collection	300,026	356,185	—	—	—	—	300,026	356,185
Receivables from repurchase agreements and security borrowing	82,422	27,661	—	—	—	—	82,422	27,661

Subtotal	1,255,756	1,298,979	—	—	—	—	1,255,756	1,298,979

Loans and advances to banks
Domestic banks	99,976	169,953	—	—	—	—	99,976	169,953
Central bank	600,581	551,108	—	—	—	—	600,581	551,108
Foreign banks	361,499	434,304	—	—	—	—	361,499	434,304

Subtotal	1,062,056	1,155,365	—	—	—	—	1,062,056	1,155,365

Loans to customers, net
Commercial loans	—	—	—	—	12,695,722	12,707,255	12,695,722	12,707,255
Residential mortgage loans	—	—	—	—	4,760,593	5,657,988	4,760,593	5,657,988
Consumer loans	—	—	—	—	2,914,188	3,170,640	2,914,188	3,170,640

Subtotal	—	—	—	—	20,370,503	21,535,883	20,370,503	21,535,883

Total	2,317,812	2,454,344	—	—	20,370,503	21,535,883	22,688,315	23,990,227

Liabilities
Current accounts and other demand deposits	5,984,332	6,934,373	—	—	—	—	5,984,332	6,934,373
Transactions in the course of payment	51,898	53,049	—	—	—	—	51,898	53,049
Payables from repurchase agreements and security lending	256,766	249,482	—	—	—	—	256,766	249,482
Savings accounts and time deposits	—	—	—	—	10,422,095	9,719,397	10,422,095	9,719,397
Borrowings from financial institutions	—	—	—	—	984,999	1,094,468	984,999	1,094,468
Other financial obligations	210,926	186,573	—	—	—	—	210,926	186,573

Subtotal	6,503,922	7,423,477	—	—	11,407,094	10,813,865	17,911,016	18,237,342

Debt Issued
Letters of credit for residential purposes	—	—	70,351	55,482	—	—	70,351	55,482
Letters of credit for general purposes	—	—	19,775	12,189	—	—	19,775	12,189
Bonds	—	—	3,446,571	4,283,006	—	—	3,446,571	4,283,006
Subordinate bonds	—	—	—	—	739,184	782,529	739,184	782,529

Subtotal	—	—	3,536,697	4,350,677	739,184	782,529	4,275,881	5,133,206

Total	6,503,922	7,423,477	3,536,697	4,350,677	12,146,278	11,596,394	22,186,897	23,370,548

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

40.	Fair Value of Financial Assets and Liabilities, continued:

(vi)	Other assets and liabilities not measured at fair value, continued:

We estimate fair values for these assets/liabilities, as follows:

•

Short-Term Financial Assets/Liabilities: For assets and liabilities with no specific maturity (on demand) or terms of less than three months we use the carrying or book values as proxies of their fair value, since their tenors are not believed to significantly affect their valuation. As a result, these assets/liabilities are categorized in Level 1. This assumption is applied to the following assets/liabilities:

•	Cash and due from banks	•	Current accounts and other demand deposits

•	Transactions in the course of collection (asset)	•	Transactions in the course of payments (liability)

•	Cash collateral on securities borrowed and reverse repurchase agreements (asset)	•	Cash collateral on securities loaned and repurchase agreements (liability)

•	Loans and advance to banks	•	Other financial obligations

•

Loans to Customers: Fair value is determined by using the DCF model and internally generated discount rates, based on internal transfer rates derived from our transfer price policy. After we calculate the present value, we deduct the related loan loss allowances in order to incorporate the credit risk associated with each contract or loan. As we use internally generated parameters for valuation purposes, we categorize these instruments in Level 3.

•

Letters of Credit and Bonds: In order to determine the present value of contractual cash flows, we apply the DCF model by using market interest rates that are available in the market, either for the instruments under valuation or instruments with similar features that fit valuation needs in terms of currency, maturities and liquidity. Market interest rates are obtained from third party price providers widely used by the market. As a result of the valuation technique and the quality of inputs (observable) used for valuation, we categorize these financial liabilities in Level 2.

•

Saving Accounts, Time Deposits, Borrowings from Financial Institutions and Subordinated Bonds: The DCF model is used to obtain the present value of committed cash flows by applying a bucket approach and average adjusted discount rates that are derived from both market rates for instruments with similar features and our transfer price policy. As we use internally generated parameters and/or apply significant judgmental analysis for valuation purposes, we categorize these financial assets/liabilities in Level 3.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

40.	Fair Value of Financial Assets and Liabilities, continued:

(vii)	Offsetting of financial assets and liabilities

In accordance with IAS 32 Financial Instruments: Presentation, the Bank should report financial assets and financial liabilities on a net basis on the balance sheet only if there is a legally enforceable right to set off the recognized amounts and there is intention to settle on a net basis, or to realize the asset and settle the liability simultaneously. Because Bank’s netting agreements do not qualify for balance sheet netting, it presents its financial instruments on a gross basis on the balance sheet.

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

	Effect of offsetting on balance sheet			Related amount not offset
As of December 31, 2013	Gross amount MCh$	Amounts offset MCh$	Net amounts reported on the balance sheet MCh$	Financial Instruments MCh$	Financial Collateral MCh$	Net amount MCh$
Derivative financial assets	374,687	—	374,687	(158,410)	(31,651)	184,626
Derivative financial liabilities	426,110	—	426,110	(158,410)	(39,102)	228,598

	Effect of offsetting on balance sheet			Related amount not offset
As of December 31, 2014	Gross amount MCh$	Amounts offset MCh$	Net amounts reported on the balance sheet MCh$	Financial Instruments MCh$	Financial Collateral MCh$	Net amount MCh$
Derivative financial assets	832,267	—	832,267	(436,626)	(49,804)	345,837
Derivative financial liabilities	827,123	—	827,123	(436,626)	(124,418)	266,079

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

	As of December 31, 2013
	Less than 12 months MCh$	Over 1 year MCh$	Total MCh$
Assets
Cash and due from banks	873,308	—	873,308
Transactions in the course of collection	300,026	—	300,026
Financial assets held-for-trading	326,921	—	326,921
Receivables from repurchase agreements and security borrowing	82,422	—	82,422
Derivative instruments	90,042	284,645	374,687
Loans in advance to banks (*)	1,063,348	—	1,063,348
Loans to customers (*)	8,976,983	11,903,787	20,880,770
Financial assets available-for-sale	365,178	1,316,705	1,681,883
Investments in other companies	—	14,407	14,407
Property and equipment	—	197,578	197,578
Investment properties	—	16,317	16,317
Intangible assets	—	72,223	72,223
Current tax assets	—	—	—
Deferred tax assets, net	—	56,421	56,421
Other assets	140,579	233,408	373,987

Total Assets	12,218,807	14,095,491	26,314,298

	As of December 31, 2014
	Less than 12 months MCh$	Over 1 year MCh$	Total MCh$
Assets
Cash and due from banks	915,133	—	915,133
Transactions in the course of collection	356,185	—	356,185
Financial assets held-for-trading	293,458	—	293,458
Receivables from repurchase agreements and security borrowing	27,661	—	27,661
Derivative instruments	290,462	541,805	832,267
Loans in advance to banks (*)	1,137,988	18,193	1,156,181
Loans to customers (*)	9,054,104	12,837,229	21,891,333
Financial assets available-for-sale	848,458	760,338	1,608,796
Investments in other companies	—	23,043	23,043
Property and equipment	—	205,403	205,403
Investment properties	—	15,936	15,936
Intangible assets	—	66,859	66,859
Current tax assets	—	—	—
Deferred tax assets, net	—	94,240	94,240
Other assets	278,062	308,493	586,555

Total Assets	13,201,511	14,871,539	28,073,050

(*)	The respective provisions, which amount to MCh$439,298 and MCh$490,558 in 2013 and 2014, respectively, for loans to customers and MCh$1,292 and MCh$816 for loans and advances to banks, have not been deducted from these balances.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

41.	Maturity of Assets and Liabilities, continued:

	As of December 31, 2013
	Less than 12 months MCh$	Over 1 year MCh$	Total MCh$
Liabilities
Current accounts and other demand deposits	5,984,332	—	5,984,332
Transactions in the course of payment	51,898	—	51,898
Payables from repurchase agreements and security lending	256,766	—	256,766
Saving accounts and time deposits	10,017,201	385,524	10,402,725
Derivative instruments	140,318	285,792	426,110
Borrowings from financial institutions	721,879	267,586	989,465
Debt issued	513,966	3,852,994	4,366,960
Other financial obligations	166,902	44,024	210,926
Current tax liabilities	—	7,131	7,131
Employee benefits	—	67,944	67,944
Provisions	—	154,650	154,650
Other liabilities	108,380	167,382	275,762

Total Liabilities	17,961,642	5,233,027	23,194,669

	As of December 31, 2014
	Less than 12 months MCh$	Over 1 year MCh$	Total MCh$
Liabilities
Current accounts and other demand deposits	6,934,373	—	6,934,373
Transactions in the course of payment	53,049	—	53,049
Payables from repurchase agreements and security lending	249,482	—	249,482
Saving accounts and time deposits	9,384,054	337,192	9,721,246
Derivative instruments	219,166	607,957	827,123
Borrowings from financial institutions	898,461	200,255	1,098,716
Debt issued	946,746	4,111,210	5,057,956
Other financial obligations	146,764	39,809	186,573
Current tax liabilities	—	19,030	19,030
Employee benefits	—	81,515	81,515
Provisions	—	185,643	185,643
Other liabilities	45,580	210,415	255,995

Total Liabilities	18,877,675	5,793,026	24,670,701

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

42.	Risk Management:

(1)	Introduction

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

Our credit policies and processes acknowledge the particularities of each market and segment, thus affording specialized treatment to each one of them. The integrated information prepared for risk analysis is key to developing our strategic plan. This objective includes: determining the desired risk level for each business line; aligning all strategies with the established risk level; communicating desired risk levels to Bank’s commercial areas; developing models, processes and tools for evaluating, measuring and controlling risk throughout the different business lines and areas; informing the board of directors about risks and their evolution; proposing action plans to address important deviations in risk indicators and enforcing compliance of applicable standards and regulations.

(a)	Risk Management Structure

Credit and Market Risk Management (Liquidity and Price risk), lies at the all levels of the Organization, with a structure that recognizes the relevance of the different risk areas that exist. Current levels are:

(i)	Board of Directors

The Board is responsible for the establishment and monitoring of the Bank’s risk management structure. Due to the above, it is permanently informed regarding the evolution of the different risk areas, participating through its Finance Committee, International and Financial Risk Committee, Credit Committee, Portfolio Committee, , which check the status of credit and market risks. In addition, it actively participates in each of them, informed of the status of the portfolio and participating in the strategic definitions that impact the quality of the portfolio.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

42.	Risk Management, continued:

(1)	Introduction, continued:

(a)	Risk Management Structure, continued:

(ii)	Finance, International and Financial Risk Committees

The main function of the Finance, International and Financial Risk Committees is to review the financial exposures and market, price and liquidity risk, particularly the control of exposures and risks relating to limits and / or internal alerts. Additionally, due to knowledge of the current state of the financial exposures, these committees estimate the potential future loss in the case of adverse transactions in the main market variables (exchange rate, interest rates and options volatility) or tight liquidity, both under the conditions observed in the past, with a certain confidence level, as well as when faced with simulations of severe stress environments.

Moreover, the Committee reviews the estimated financial results that these financial exposures generate monthly as well the results reported in the year, in order to measure the risk-return ratio involved in handling financial positions of the Treasury, the evolution of the use of capital and the estimated credit exposures of Treasury transactions, such as positions in bonds and the main credit exposures generated by derivatives transactions.

The Committee is responsible for designing policies and procedures for the establishment of limits and alerts of financial exposures, as well as to ensure a correct and opportune measurement, control and reporting of the same. Subsequently, policies and procedures are subject to approval by the Bank’s Board.

The Finance, International and Financial Risk Committee is made up of the Chairman, four Directors, the General Manager, the Manager of the Corporate and Investment Banking Division, the Manager of Treasury Division and the Manager of Financial Risk Area.

The Committee meets in regular session once a month and may be called by the extraordinary request of the President, two Directors or the General Manager.

(iii)	Credit Committees

The corporate governance structure of the Bank provides various credit committees responsible for credit decisions related to the different business segments and the type of risk involved.

Each credit committee is responsible for defining the terms and conditions of acceptance of counterparty risks considered in the evaluation. The Corporate Risk Division participates independently and autonomously from commercial areas.

These committees have higher expression in the Credit Committee of the Board, consisting of the General Manager, the Manager of Corporate Risk Division, and at least three directors who review all operations weekly that exceed UF 750,000. The attendance of the Directors is not limited to the number of Directors required; therefore, each and every one of the Board members can participate in the Board Credit Committee.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

42.	Risk Management, continued:

(1)	Introduction, continued:

(a)	Risk Management Structure, continued:

(iv)	Portfolio Risk Committee

The main function of the Portfolio Risk Committee is to understand, from an overall perspective, the composition of the Bank’s loan portfolio. This involves economic sectors, business segments, products, terms and everything that would affect the counterparty risk that the Bank assumes. This Committee reviews, in detail, the main exposures by economic groups, debtors and behavioral parameters such as default indicators, past due loans 90 days or more, impairment, charges-off and provisions for loan losses for each segment, and monitors the sectoral concentrations and its evolution in the framework of Sectoral Policy Limits.

The mission of this Committee is to approve and propose various risk management strategies to the Board. This includes credit policies, portfolio assessment methodologies and the calculation of provisions for loan losses. It is also responsible for the sufficiency of provisions; authorizing extraordinary charge-offs when recovery attempts have been exhausted; and management control settlement of assets received in lieu of payments. It also reviews the methodological guidelines for the development of credit risk models, which are assessed on the Technical Committee for the Supervision of internal models.

The Portfolio Risk Committee meets monthly and is composed of the Chairman of the Board, two Directors, the General Manager, the Manager of Corporate Risk Division, the Manager of Commercial Division, the Manager of the Individuals Risk Division and the Area Manager Risk Architecture and the boss of Information Intelligence Area. The Committee may be summoned to an extraordinary request of the President, two Directors or the General Manager.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

42.	Risk Management, continued:

(1)	Introduction, continued:

(a)	Risk Management Structure, continued:

(v)	Corporate Risk Division

Banco de Chile has a team with vast experience and knowledge in each matter related to risks associated with credit, market, operational and technology, which ensures comprehensive and consolidated management of the same, including the Bank and its subsidiaries, identifying and evaluating the risks generated in customers, in their own operations and their suppliers. The focus is on the future, finding determine with different techniques and tools, the potential changes that could affect the solvency, liquidity, the correct operation or the reputation of Banco of Chile.

Regarding the management of Credit Risk, Corporate Risk Division oversees the quality of the portfolio and optimizing the risk-return to all segments of people and companies managing the stages of approval, monitoring and recovery of loans granted.

(b)	Measurement Methodology

In terms of Credit Risk, provision levels and portfolio expenses are the basic measurements used to determine the credit quality of our portfolio.

Monitoring and controlling risks are performed primarily based on established limits by the board. These limits reflect the Bank’s business and market strategy as well as the risk level it is willing to accept, with added emphasis on selected industry sectors.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

42.	Risk Management, continued:

(1)	Introduction, continued:

(b)	Measurement Methodology, continued:

The Bank’s Chief Executive Officer, on a daily basis, and the Finance, International and Market Risk Committee, on a monthly basis, receive a report detailing the evolution of the Bank’s price and liquidity risk, based on both internal and regulator-imposed metrics.

Each year, the Board of Directors is presented with the results of a sufficiency test for allowances for loan loss. This test shows whether the Bank’s existing level of allowances for loan loss, both for the individual and group portfolios, is sufficient, based on historic losses or impairment experienced by the portfolio. The Board of Directors must issue a formal opinion on its sufficiency. The sufficiency test of the Chilean GAAP allowance and the related review by the Board has not resulted in supplementary provisions for our Chilean GAAP allowance, and, consequently, nor for our IFRS allowance. However, we consider similar factors for both our IFRS allowance and our Chilean GAAP allowance. If necessary we would adjust our IFRS allowance based on the results of the sufficiency test and the Board review if the underlying reason for the supplemental provision under Chilean GAAP were also an input or model used in our IFRS allowance methodology.

(2)	Credit Risk

Credit risk is the risk that we will incur a loss because a customer or counterparty does not comply with their contractual obligations, mainly its origin is in account receivable and financial investments, and derivative instruments.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

42.	Risk Management, continued:

(2)	Credit Risk, continued:

(a)	Approval Process

Examination and approval of Bank loans operating under a differentiated approach, because there are different nature of the segments, which it characterizes by different basics in its variables of explanation of its financial structure and repayment ability. The general concepts involved in each approval process are:

•	Politics and procedures

•	Specialization and experience level of each participant of the decision process

•	Types and depth of technological platforms used

•	Type of model/indicators predictives for each segment (Scoring or Rating)

According to the mentioned above, there are three tipes of approval models:

Automated Model: This model is used to evaluate credit applications massive segments of individuals without a commercial business, Commercial Banking and Credichile. The fundamental pillars in this model of admission are the following dimensions:

•	Minimum credit profile

•	Borrowing Limits

•	Target Market

The credit profile is evaluated using statistics models of “Credit Scoring”, which are different for Commercial Area and Credichile, and also are segmented and specifics for different types of clients. The predictive ability of the models is fundamental to do successful risk management during different economics cycles, which force to be permanently reviewing the quality and the performance regarding to current market conditions and if these change.

Borrowing limits set the maximum exposure that the Bank is willing to take with each customer in different products, taking into consideration the debt they have with other financial institutions. These parameters are defined according to risk profile and by segment or income level of each client. The correct determination of the borrowing capacity of each type of customers is very important especially in more restrictive economic cycles, which are characterized by higher unemployment or reduced income from customers.

Definition of target market is an elemental dimension to guide the commercial efforts and business strategies. Offer of products more efficient allow to maximize the individual exposition and expected returns.

Parametric Model: For this segment, it has developed assessment and admission parametric methodologies in according to the characteristics of this kind of clients. This model combine features of mass segment through a parametric model, as well as case by case analysis which considers characteristics of clients of this segment. This model considers the evaluation of customers based on three pillars:

•	Behavior, both internal and external.

•	Financial Analysis.

•	Evaluation of the business and experience of the owners and/or management.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

42.	Risk Management, continued:

(2)	Credit Risk, continued:

(a)	Approval Process, continued:

This process yields a parametric evaluation category that summarizes the credit quality of the customer through a rating, which is linked directly to the powers of credit required for each operation.

In those cases which its not possible to evaluate by rating, because there are a lower and poor quality information available, without exception, are reviewed directly by the Risk Area. This area makes a credit assessment, applying their expert criteria. Note that internal audits are performed on an ongoing basis to ensure the quality of the information used in the preparation of Rating.

Additionally, the Corporate Risk Division has specialized units that generate credit offers pre-approval for the retail market and in the small and medium enterprises. These mass assessment processes used statistic models and apply strategies according the different group of clients. These strategies are calibrating based in evolution of macroeconomics variables and behavior of the clients. These processes permanently provide a tool to improve the commercial management and customer care.

Case to case model: This type of analysis applies to wholesale market. Consist in individual assessment, which considers the level of risk, terms, transaction amount and complexity and perspective of the business and financial analysis among other variables. This approval process is also supported by a rating model which gives a more uniform assessment and determines the level of credit.

In this sense there are a process and consolidated team with high level of experience and expertise in approving appropriations for the various segments and sectors in which the Bank participates, with a perspective of medium and long term respect different industries and clients. Additionally, to make more effective the admission process, improving quality of assessment and optimizing times of responses to clients, the process of data collection, analysis and discussion of the proposed credit are prepared jointly by the risk and commercial areas through different models of attention of commercial lines.

It also has specialized areas in some segments which by their nature require expert knowledge (finance real estate, construction, agricultural, and others with advice ad hoc when they are very specific), which also support from the gestation of operations, counting with tools designed especially depending on the particular characteristics of business and their respective risks.

It should also be noted, that although it has areas dedicated to monitoring, into the admission areas, they develop permanently monitoring activities that allow monitoring jointly the develop of operations from the inception to the recovery to ensure that portfolio risks are appropriately recognized.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

42.	Risk Management, continued:

(2)	Credit Risk, continued:

(b)	Control and Follow up

(b.i)	Corporations

In the enterprise market, management and monitoring are performed by a set of systematic processes, based on parametric indicators for small and medium companies and setting particular controls for large companies, for verifying the normal development in their business in time. As an example, are the following:

•

Delinquencies management, supported by the information of predictive indicators of risk level, with follow up and action plans in the case of more important clients, also manage of different strategies of early collection.

•	Structured controls of clients with credit covenants.

•	Systematic follow up of financial ratios, variables of credit behavior and financial figures of the corporations.

•	Control of particular conditions and restrictions of credits.

•

Management portfolio classification, which determines risk and required rate of provision, according to general rules established by the Superintendency of Banks and Financial Institutions, and specific criteria set out in the Bank, allowing correct application over clients who need a case to case revision.

•

Management portfolio in special follow up, through a periodic committee and permanent monitoring, allowing establish action plans for entities that presents risk alerts. Quick revision of the portfolio, determining clients potentially affected by the impact generated by a change in some relevant macroeconomical variables in aspecific sector or activity.

(b.ii)	Individuals

In individual markets, control and follow up focus in the permanent monitoring of principal indicator of risk and quality of the portfolio, Principal index are:

•	Follow up of the expected loss of the portfolio, through measurements of back-test performance of the group provision models.

•	Analysis of new clients and respective decomposition of default rate by type of product, segments and admission strategy.

•	Follow up delinquency rates for early and late phases for various dimensions, primarily aimed at the early detection of potential sources of risk higher than expected in the portfolio.

•	Rate of approval and rejection for request presented in first instance and through appeal, with details of information by different explicative attributes.

•	Follow up of mortgage portfolio according to variables of politics, tranches (loan to value), terms, relation dividend/income clients, segments, etc.

Additionally are defined Strategies of Risk Segmentation for processes of collection, which are compatibles with a appropriate structure, protocol and intensity to maximize the recovery in different phases of delinquency of clients.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

42.	Risk Management, continued:

(2)	Credit Risk, continued:

(c)	Derivative Instruments

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

Credit Exposure = Maximum (CMTM, 0) + Factor*Notional

CMTM: Current Mark-to-Market of the transaction

Notional: Transaction notional amount

Factor: Factors suggested by the BIS (Bank for International Settlements) in 1996

The exposures computed following SBIF models are measured daily, and they are used for reporting regulatory ratios and controlling legal limits, by counterparty, during the entire life of the transactions.

Additionally, we generate another metric which is the pre-settlement exposure (PSE at 95% confidence level) under internal models, as follows:

PSE =Maximum (CMTM + CEF*Notional, 0)

CMTM: Current Mark-to-Market of the transaction

Notional: Transaction notional amount

CEF: Credit Exposure Factor, which reflects the peak exposure of the transaction under 95% of confidence level

The portfolio approach is taken into account when computing exposures under internal models.

This metric calculated under internal models is used for measuring, limiting, controlling and reporting credit exposures by counterparty.

Credit mitigating conditions for derivative transactions, such as thresholds, margin calls, etc. have become popular in the local financial markets. Collateral agreements have been demanded by certain banks for inter-banking transactions but the effective application of netting in the case of bank’s default in Chile is doubtful; in fact, Chilean Banking Law allows the intervention of bank under stress by regulatory entities previous to the execution of the default. Therefore, we are not considering credit mitigations for transactions with banks domiciled in Chile. Conversely, netting is possible with nonbanking corporations and there are a few corporate customers that have accepted credit mitigations conditions. In any case, all transactions are documented under a regular Master Agreement, which has been reviewed by the local regulatory entities.

Derivatives transactions closed with counterparts residing abroad (mostly global banks) are documented utilizing ISDA and CSA. Netting and cash collateral above a certain threshold level are the typical credit mitigations in place for this kind of transactions.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

42.	Risk Management, continued:

(2)	Credit Risk, continued:

(d)	Portfolio Concentration

Maximum credit risk exposure per counterparty without considering collateral or other credit enhancements as of December 31, 2013 and 2014 does not exceed 10% of the Bank’s Regulatory Capital, which corresponds to Capital plus some adjustments like subordinated bonds, provisions, goodwill, among others. This credit limit has been set forth in accordance with the Chilean Banking Law.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

42.	Risk Management, continued:

(2)	Credit Risk, continued:

The following tables show credit risk exposure per balance sheet item, including derivatives, detailed by both geographic region and industry sector as of December 31, 2013:

	Chile	United States	Brazil	Other	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets
Cash and Due from Banks	582,022	268,217	—	23,069	873,308

Financial Assets held-for-trading
From the Chilean Government and Central Bank of Chile	64,937	—	—	—	64,937
Other instruments issued in Chile	261,984	—	—	—	261,984
Instruments issued abroad	—	—	—	—	—

Subtotal	326,921	—	—	—	326,921

Cash collateral on securities borrowed and reverse repurchase agreements	82,422	—	—	—	82,422

Derivative Contracts for Trading Purposes
Forwards	28,701	1,833	—	11,139	41,673
Swaps	158,810	88,495	—	44,124	291,429
Call Options	2,241	—	—	60	2,301
Put Options	525	—	—	75	600
Futures	—	—	—	—	—
Others	—	—	—	—	—

Subtotal	190,277	90,328	—	55,398	336,003

Hedge Derivative Contracts
Forwards	—	—	—	—	—
Swaps	2,992	3,971	—	31,721	38,684
Call Options	—	—	—	—	—
Put Options	—	—	—	—	—
Futures	—	—	—	—	—
Others	—	—	—	—	—

Subtotal	2,992	3,971	—	31,721	38,684

Loans and advances to Banks (before allowances)
Central Bank of Chile	600,581	—	—	—	600,581
Domestic banks	100,012	—	—	—	100,012
Foreign banks	—	—	254,977	107,778	362,755

Subtotal	700,593	—	254,977	107,778	1,063,348

Loans to Customers (before allowances for loans losses)
Commercial loans	12,973,746	21,971	13,824	69,432	13,078,973
Residential mortgage loans	4,732,307	—	—	—	4,732,307
Consumer loans	3,069,490	—	—	—	3,069,490

Subtotal	20,775,543	21,971	13,824	69,432	20,880,770

Financial Assets Available-for-Sale
From the Chilean Government and Central Bank of Chile	586,408	—	—	—	586,408
Other instruments issued in Chile	1,019,253	—	—	—	1,019,253
Instruments issued abroad	—	71,533	4,689	—	76,222

Subtotal	1,605,661	71,533	4,689	—	1,681,883

Financial assets held-to-Maturity	—	—	—	—	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

42.	Risk Management, continued:

	Financial Services MCh$	Government MCh$	Retail (Individuals) MCh$	Trade MCh$	Manufacturing MCh$	Mining MCh$	Electricity, Gas and Water MCh$	Agriculture and Livestock MCh$	Forestry MCh$	Fishing MCh$	Transportation and Telecom MCh$	Construction MCh$	Services MCh$	Other MCh$	Total MCh$
Financial Assets
Cash and Due from Banks	801,521	71,787	—	—	—	—	—	—	—	—	—	—	—	—	873,308

Financial Assets held-for-trading
From the Chilean Government and Central Bank of Chile	—	64,937	—	—	—	—	—	—	—	—	—	—	—	—	64,937
Other instruments issued in Chile	257,523	—	—	—	—	—	—	—	—	—	—	—	—	4,461	261,984
Instruments issued abroad	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Subtotal	257,523	64,937	—	—	—	—	—	—	—	—	—	—	—	4,461	326,921

Cash collateral on securities borrowed and reverse repurchase agreements Payables	82,422	—	—	—	—	—	—	—	—	—	—	—	—	—	82,422

Derivative Contracts for Trading Purposes
Forwards	34,384	—	13	1,024	2,885	1,050	25	694	—	546	450	11	105	486	41,673
Swaps	233,083	—	—	7,470	6,613	249	11,660	26,420	—	182	2,353	2,050	1,224	125	291,429
Call Options	446	—	—	647	1,017	—	—	48	—	—	60	8	75	—	2,301
Put Options	322	—	—	231	42	—	—	—	—	—	—	4	—	1	600
Futures	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Subtotal	268,235	—	13	9,372	10,557	1,299	11,685	27,162	—	728	2,863	2,073	1,404	612	336,003

Hedge Derivative Contracts
Forwards	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Swaps	38,684	—	—	—	—	—	—	—	—	—	—	—	—	—	38,684
Call Options	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Put Options	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Futures	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Subtotal	38,684	—	—	—	—	—	—	—	—	—	—	—	—	—	38,684

Loans and advances to Banks
Central Bank of Chile	—	600,581	—	—	—	—	—	—	—	—	—	—	—	—	600,581
Domestic banks	100,012	—	—	—	—	—	—	—	—	—	—	—	—	—	100,012
Foreign banks	362,755	—	—	—	—	—	—	—	—	—	—	—	—	—	362,755

Subtotal	462,767	600,581	—	—	—	—	—	—	—	—	—	—	—	—	1,063,348

Loans to Customers, Net
Commercial loans	2,045,654	—	—	2,552,964	1,365,562	340,045	531,973	914,105	—	219,173	1,602,348	1,458,081	1,240,028	809,040	13,078,973
Residential mortgage loans	—	—	4,732,307	—	—	—	—	—	—	—	—	—	—	—	4,732,307
Consumer loans	—	—	3,069,490	—	—	—	—	—	—	—	—	—	—	—	3,069,490

Subtotal	2,045,654	—	7,801,797	2,552,964	1,365,562	340,045	531,973	914,105	—	219,173	1,602,348	1,458,081	1,240,028	809,040	20,880,770

Financial Assets Available-for-Sale
From the Chilean Government and Central Bank of Chile	—	586,408	—	—	—	—	—	—	—	—	—	—	—	—	586,408
Other instruments issued in Chile	856,120	—	—	15,826	—	13,750	36,861	49	72,804	—	—	1,671	—	22,172	1,019,253
Instruments issued abroad	76,222	—	—	—	—	—	—	—	—	—	—	—	—	—	76,222

Subtotal	932,342	586,408	—	15,826	—	13,750	36,861	49	72,804	—	—	1,671	—	22,172	1,681,883

Financial assets held-to-Maturity	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

42.	Risk Management, continued:

The following tables show credit risk exposure per balance sheet item, including derivatives, detailed by both geographic region and industry sector as of December 31, 2014:

	Chile	United States	Brazil	Other	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets
Cash and Due from Banks	636,423	257,476	—	21,234	915,133

Financial Assets held-for-trading
From the Chilean Government and Central Bank of Chile	88,870	—	—	—	88,870
Other instruments issued in Chile	204,588	—	—	—	204,588
Instruments issued abroad	—	—	—	—	—

Subtotal	293,458	—	—	—	293,458

Cash collateral on securities borrowed and reverse repurchase agreements	27,360	—	—	301	27,661

Derivative Contracts for Trading Purposes
Forwards	120,793	3,065	—	16,892	140,750
Swaps	399,087	138,894	—	71,862	609,843
Call Options	2,263	—	—	320	2,583
Put Options	286	—	—	1	287
Futures	—	—	—	—	—
Others	—	—	—	—	—

Subtotal	522,429	141,959	—	89,075	753,463

Hedge Derivative Contracts
Forwards	—	—	—	—	—
Swaps	17,848	23,389	—	37,567	78,804
Call Options	—	—	—	—	—
Put Options	—	—	—	—	—
Futures	—	—	—	—	—
Others	—	—	—	—	—

Subtotal	17,848	23,389	—	37,567	78,804

Loans and advances to Banks (before allowances)
Central Bank of Chile	551,108	—	—	—	551,108
Domestic banks	170,014	—	—	—	170,014
Foreign banks	—	—	268,141	166,918	435,059

Subtotal	721,122	—	268,141	166,918	1,156,181

Loans to Customers (before allowances for loans losses)
Commercial loans	12,917,669	—	33,295	159,782	13,110,746
Residential mortgage loans	5,418,623	—	—	—	5,418,623
Consumer loans	3,361,964	—	—	—	3,361,964

Subtotal	21,698,256	—	33,295	159,782	21,891,333

Financial Assets Available-for-Sale
From the Chilean Government and Central Bank of Chile	339,324	—	—	—	339,324
Other instruments issued in Chile	1,205,947	—	—	—	1,205,947
Instruments issued abroad	—	58,376	5,149	—	63,525

Subtotal	1,545,271	58,376	5,149	—	1,608,796

Financial assets held-to-Maturity	—	—	—	—	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

42.	Risk Management, continued:

	Financial Services MCh$	Government MCh$	Retail (Individuals) MCh$	Trade MCh$	Manufacturing MCh$	Mining MCh$	Electricity, Gas and Water MCh$	Agriculture and Livestock MCh$	Forestry MCh$	Fishing MCh$	Transportation and Telecom MCh$	Construction MCh$	Services MCh$	Other MCh$	Total MCh$
Financial Assets
Cash and Due from Banks	767,918	147,215	—	—	—	—	—	—	—	—	—	—	—	—	915,133

Financial Assets held-for-trading
from the Chilean Government and Central Bank of Chile	—	88,870	—	—	—	—	—	—	—	—	—	—	—	—	88,870
Other instruments issued in Chile	203,237	—	—	1,351	—	—	—	—	—	—	—	—	—	—	204,588
Instruments issued abroad	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Subtotal	203,237	88,870	—	1,351	—	—	—	—	—	—	—	—	—	—	293,458

Cash collateral on securities borrowed and reverse repurchase agreements Payables	19,610	—	—	—	—	—	—	80	—	—	—	29	287	7,655	27,661

Derivative Contracts for Trading Purposes
Forwards	133,237	—	—	1,475	3,514	1,144	48	615	—	50	443	2	185	37	140,750
Swaps	550,858	—	—	9,273	12,514	7,335	20,139	6,108	—	185	1,708	1,050	673	—	609,843
Call Options	819	—	—	177	1,180	190	—	137	—	—	25	21	34	—	2,583
Put Options	121	—	—	88	42	—	—	7	—	—	—	29	—	—	287
Futures	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Subtotal	685,035	—	—	11,013	17,250	8,669	20,187	6,867	—	235	2,176	1,102	892	37	753,463

Hedge Derivative Contracts
Forwards	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Swaps	78,804	—	—	—	—	—	—	—	—	—	—	—	—	—	78,804
Call Options	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Put Options	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Futures	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Subtotal	78,804	—	—	—	—	—	—	—	—	—	—	—	—	—	78,804

Loans and advances to Banks
Central Bank of Chile	—	551,108	—	—	—	—	—	—	—	—	—	—	—	—	551,108
Domestic banks	170,014	—	—	—	—	—	—	—	—	—	—	—	—	—	170,014
Foreign banks	435,059	—	—	—	—	—	—	—	—	—	—	—	—	—	435,059

Subtotal	605,073	551,108	—	—	—	—	—	—	—	—	—	—	—	—	1,156,181

Loans to Customers, Net
Commercial loans	1,875,665	—	—	2,375,322	1,498,904	356,363	442,066	946,795	—	261,189	1,668,103	1,423,597	1,565,777	696,965	13,110,746
Residential mortgage loans	—	—	5,418,623	—	—	—	—	—	—	—	—	—	—	—	5,418,623
Consumer loans	—	—	3,361,964	—	—	—	—	—	—	—	—	—	—	—	3,361,964

Subtotal	1,875,665	—	8,780,587	2,375,322	1,498,904	356,363	442,066	946,795	—	261,189	1,668,103	1,423,597	1,565,777	696,965	21,891,333

Financial Assets Available-for-Sale
from the Chilean Government and Central Bank of Chile	—	339,324	—	—	—	—	—	—	—	—	—	—	—	—	339,324
Other instruments issued in Chile	1,067,650	18,675	—	19,025	—	7,288	34,546	51,191	—	—	5,859	1,713	—	—	1,205,947
Instruments issued abroad	58,376	—	—	5,149	—	—	—	—	—	—	—	—	—	—	63,525

Subtotal	1,126,026	357,999	—	24,174	—	7,288	34,546	51,191	—	—	5,859	1,713	—	—	1,608,796

Financial assets held-to-Maturity	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

42.	Risk Management, continued:

(2)	Credit Risk, continued:

(e)	Collateral and Other Credit Enhancements

The following table contains a detail of the collateral that are held to mitigate the exposure to credit risk:

		Fair value of collateral and credit enhancements held as of December 31, 2013
Loans to customers:	Maximum exposure to credit risk MCh$	Mortgages MCh$	Pledge(*) MCh$	Securities MCh$	Warrants MCh$	Others MCh$	Net collateral MCh$	Net exposure MCh$
Corporate lending	9,739,552	2,584,481	295,387	927,826	2,292	468,023	4,278,009	5,461,543
Small business lending	3,339,421	1,793,299	71,596	313,326	—	42,350	2,220,571	1,118,850
Consumer lending	3,069,490	248,625	8,404	4,357	—	18,262	279,648	2,789,842
Mortgage lending	4,732,307	4,365,861	242	1,054	—	—	4,367,157	365,150

Total	20,880,770	8,992,266	375,629	1,246,563	2,292	528,635	11,145,385	9,735,385

		Fair value of collateral and credit enhancements held as of December 31, 2014
Loans to customers:	Maximum exposure to credit risk MCh$	Mortgages MCh$	Pledge(*) MCh$	Securities MCh$	Warrants MCh$	Others MCh$	Net collateral MCh$	Net exposure MCh$
Corporate lending	10,152,759	1,869,995	92,097	509,345	1,979	348,439	2,821,855	7,330,904
Small business lending	2,957,987	1,712,185	27,989	33,762	85	47,569	1,821,590	1,136,397
Consumer lending	3,361,964	222,985	1,639	2,450	—	17,854	244,928	3,117,036
Mortgage lending	5,418,623	4,851,400	78	657	—	—	4,852,135	566,488

Total	21,891,333	8,656,565	121,803	546,214	2,064	413,862	9,740,508	12,150,825

(*)	Includes agricultural and industrial pledges and pledges without conveyance

The above table presents the value of collateral that the Bank uses for mitigate the exposure risk. These value corresponds to a value that is generally assessed, at a minimum, at inception by a certified appraiser and later, this amount is adjusted by a financial model that considers several different factors (see note 2 (h)).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

42.	Risk Management, continued:

(2)	Credit Risk, continued:

(e)	Collateral and Other Credit Enhancements, continued:

The amount and type of collateral required depends on the counterparty’s credit risk assessment.

The Bank has guidelines regarding the acceptability of types of collateral and valuation parameters.

The main types of collateral obtained are:

•	For commercial loans: Residential and non-residential real estate, liens and inventory.

•	For retail loans: Mortgages on residential property.

The Bank also obtains collateral from parent companies for loans granted to their subsidiaries.

Management makes sure its collateral is acceptable according to both external standards and internal policy guidelines and parameters. The Bank has approximately 200,623 collateral assets, the majority of which consist of real estate.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

42.	Risk Management, continued:

(2)	Credit Risk, continued:

(f)	Credit Quality by Asset Class, continued:

The following table shows credit quality by asset class for balance sheet items, based on the Bank’s credit rating system.

	As of December 31, 2013
	Individual Portfolio			Group Portfolio
	Normal	Substandard	Non-complying	Normal	Non-complying	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets
Loans and advances to banks
Central Bank of Chile	600,581	—	—	—	—	600,581
Domestic banks	100,012	—	—	—	—	100,012
Foreign banks	362,755	—	—	—	—	362,755

Subtotal	1,063,348	—	—	—	—	1,063,348

Loans to customers (before allowances for loan losses)
Commercial loans	10,482,877	224,447	155,324	2,011,162	205,163	13,078,973
Residential mortgage loans	—	—	—	4,662,977	69,330	4,732,307
Consumer loans	—	—	—	2,856,365	213,125	3,069,490

Subtotal	10,482,877	224,447	155,324	9,530,504	487,618	20,880,770

	As of December 31, 2014
	Individual Portfolio			Group Portfolio
	Normal	Substandard	Non-complying	Normal	Non-complying	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets
Loans and advances to banks
Central Bank of Chile	551,108	—	—	—	—	551,108
Domestic banks	170,014	—	—	—	—	170,014
Foreign banks	435,059	—	—	—	—	435,059

Subtotal	1,156,181	—	—	—	—	1,156,181

Loans to customers (before allowances for loan losses)
Commercial loans	10,576,242	176,882	200,670	1,942,685	214,267	13,110,746
Residential mortgage loans	—	—	—	5,325,029	93,594	5,418,623
Consumer loans	—	—	—	3,124,586	237,378	3,361,964

Subtotal	10,576,242	176,882	200,670	10,392,300	545,239	21,891,333

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

42.	Risk Management, continued:

(2)	Credit Risk, continued:

(f)	Credit Quality by Asset Class, continued:

Substandard and Non-Complying loans

The following table shows the conciliation between Normal and Impaired Portfolio and classification criteria of impaired loans, which includes some categories of substandard loans:

	December	December
	2013 MCh$	2014 MCh$
Individual Portfolio
Substandard (categories B1 – B4)	224,447	176,882
Non-complying (categories C1 – C6)	155,324	200,670
Group Portfolio
Non-complying	487,618	545,239

Total substandard and non-complying categories (from B1 to C6)	867,389	922,791
Total impaired loans (categories B3 – C6)	725,899	829,096

Normal portfolio (categories B1 – B2)	141,490	93,695

Categories B3 to C6 present objective evidence of impairment, as a result of the occurrence of one or more conditions or events described below, according to paragraph 59 of IAS 39.

Related to categories B1 and B2 correspond to debtors who have sufficient credit quality, so these categories are not considered impaired.

The classification criteria are the following:

Categories		Criteria
B1 – Normal	•	Vulnerable ability to make payments, with some difficult in some of them, but debtor regularized payments on a timely basis

B2 – Normal	•	Debtor with low but sufficient credit quality

B3 – Impaired	•	Debtor with a very low credit quality

	•	Weak ability to make payments, and it has shown delinquency in its payments, may need a financial restructuring

B4 – Impaired	•	Debtor with minimum credit quality

	•	This debtor type presents a history of negative behaviors in the past 12 months

C1-C6 Impaired	•	These categories include debtors and their credits, the recovery of which is considered remote, as they present a deteriorating or no ability to pay

	•	Debtors with obvious signs of possible bankruptcy, as well as those debtors where a forced restructuring of debt is necessary to avoid default

	•	These categories comprise all loans outstanding from debtors that have at least one installment payment of interest or principal overdue for 90 days or more

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

42.	Risk Management, continued:

(2)	Credit Risk, continued:

(f)	Credit Quality by Asset Class, continued:

The following tables below provide details of financial assets past due as of December 31, 2013 and 2014, listed by their first past-due date.

The detailed amounts include installments that are overdue, plus the remaining balance of principal and interest on such loans.

Terms:

Default 1: 1 to 29 days

Default 2: 30 to 59 days

Default 3: 60 to 89 days

As of December 31, 2013:

	Default 1 MCh$	Default 2 MCh$	Default 3 MCh$
Loans and advances to banks	1,515	—	—

Subtotal past-due loans and advances to banks	1,515	—	—

Commercial loans	160,935	40,721	17,540
Import-export financing	35,735	397	431
Factoring transactions	30,187	5,426	1,542
Commercial lease transactions	49,049	7,047	3,553
Other loans and receivables	1,104	554	225
Residential mortgage loans	90,615	35,270	15,846
Consumer loans	224,241	73,041	27,524

Subtotal past-due loans to customers	591,866	162,456	66,661

Total past due	593,381	162,456	66,661

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

42.	Risk Management, continued:

(2)	Credit Risk, continued:

(f)	Credit Quality by Asset Class, continued:

As of December 31, 2014:

	Default 1 MCh$	Default 2 MCh$	Default 3 MCh$
Loans and advances to banks	23,176	35,197	—

Subtotal past-due loans and advances to banks	23,176	35,197	—

Commercial loans	140,430	106,844	25,513
Import-export financing	11,939	2,895	563
Factoring transactions	28,210	4,554	1,170
Commercial lease transactions	54,605	10,958	2,747
Other loans and receivables	1,598	483	311
Residential mortgage loans	112,031	49,711	19,030
Consumer loans	219,173	87,774	34,593

Subtotal past-due loans to customers	567,986	263,219	83,927

Total past due	591,162	298,416	83,927

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

42.	Risk Management, continued:

(2)	Credit Risk, continued:

(f)	Credit Quality by Asset Class, continued:

As of December 31, the aging analysis of loans is as follows:

		Past due but not impaired (*)
As of December 31,	Neither past due or impaired MCh$	Up to 30 days MCh$	Over 30 days and up to 60 days MCh$	Over 60 days and up to 90 days MCh$	Over 90 days MCh$	Total MCh$
2014	20,354,370	482,154	189,117	34,748	1,848	21,062,237
2013	19,504,487	513,193	105,977	30,153	1,061	20,154,871

(*)	These amounts include installments that are overdue, plus the remaining balance of principal and interest on such loans.

(g)	Collateral

The value of collateral maintained by the Bank for loans individually classified as impaired as of December 31, 2013 and 2014 is MCh$91,105 and MCh$116,445, respectively.

The value of collateral maintained by the Bank for loans overdue but non-impaired as of December 31, 2013 and 2014 is MCh$249,058 and MCh$271,899, respectively.

(h)	Assets Received in Lieu of Payment

The Bank has received assets in lieu of payment totaling MCh$19,032 and MCh$6,477 as of December 31, 2013 and 2014, respectively, the majority of which are properties. All of these assets are managed for sale.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

42.	Risk Management, continued:

(2)	Credit Risk, continued:

(i)	Renegotiated Assets

The impaired loans are considered to be renegotiated when the corresponding financial commitments are restructured and the Bank assesses the probability of recovery as sufficiently high.

The following table details the book value of loans with renegotiated terms per financial asset class:

	2013 MCh$	2014 MCh$
Financial assets
Loans and advances to banks
Domestic banks	—	—
Foreign banks	—	—

Subtotal	—	—

Loans to customers, net
Commercial loans	163,827	190,692
Residential mortgage loans	21,411	19,585
Consumer loans	311,363	324,622

Subtotal	496,601	534,899

Total renegotiated financial assets	496,601	534,899

The Bank evaluates allowances loan losses in two segments: individually assessed allowances loan losses and group assessed allowances loan losses, which are described in more detail in Note 2(h).

Complementary Information

The renegotiated portfolio of Banco de Chile represents 2.44% of the total loans and the redefault rate of these loans for retail segment is 28.04% as of December 31, 2013 (the Bank does not have this information for other segments for internal purposes).

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

42.	Risk Management, continued:

(2)	Credit Risk, continued:

(i)	Renegotiated Assets, continued:

The Bank does not have information related to the balance of loans modified by type of concession because is not required to record this information by the local banking regulator and this information is much used by our peers. However, the Bank continually monitors its deteriorated portfolio as defined in Note 2(h)( v). Also, for internal purposes the renegotiated loan portfolio is analyzed and reviewed as part of the impaired portfolio. Therefore, for management and regulatory (local and IFRS) reporting purposes the bank does not frequently use information on loans modified by types of concession.

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

Market Risk is referred as to the potential loss the Bank may incur due to an adverse change of market factors levels (such as FX rates, equity prices, interest rates, options volatility, etc.) or due to the absence of liquidity.

(a)	Liquidity Risk

Liquidity Risk Measurement and Limits

The Bank measure and control the Trading Liquidity risk for Trading portfolios by establishing limits to certain specific tenors for each yield curve, limits to spot positions for FX or Equity portfolios. Trading Liquidity for debt instruments that are part of the Accrual Book is not limited explicitly, taking into account that in this case the positions are expected to be held until medium term or even until maturity.

Funding Liquidity is controlled and limited using the regulatory C08 Index report, which estimates expected net cash flows whithin a period of time.

The SBIF authorized Banco de Chile to utilize the C08 Adjusted Index report, which includes, in addition to the regular report, behavioral maturity assumptions for some specific balance sheet items, such as roll-over or evergreen patterns for some portion of the loan portfolios; some portion of the demand deposits are considered core and therefore no withdrawal is reported, etc.

The SBIF sets the following limits for the C08 Index:

Foreign Currency balance sheet items:	1-30 days C08 index < 1 x Basic Capital
All Currencies balance sheet items:	1-30 days C08 index < 1 x Basic Capital
All Currencies balance sheet items:	1-90 days C08 index < 2 x Basic Capital

As of December 30, 2014, the 1-30 days Adjusted C08 Index of foreign currency balance sheet items is 0.072. The 1-30 days Adjusted C08 Index of all currencies balance sheet items on that date is reported as 0.267; the value of the same index for the period 1 to 90 days is 0.452.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

42.	Risk Management, continued:

(3)	Market Risk, continued:

(a)	Liquidity Risk, continued:

The maturity profile of the consolidated financial liabilities of Banco de Chile and its subsidiaries, as of 2013 and 2014 end-of-year, is detailed below:

	Up to 1 month MCh$	Between 1 and 3 months MCh$	Between 3 and 12 months MCh$	Between 1 and 3 years MCh$	Between 3 and 5 years MCh$	More than 5 years MCh$	Total MCh$
Liabilities as of December 31, 2013
Current accounts and other demand deposits	5,984,332	—	—	—	—	—	5,984,332
Transactions in the course of payment	51,898	—	—	—	—	—	51,898
Accounts Payable from repurchase agreements and security lending	259,688	—	—	—	—	—	259,688
Savings accounts and time deposits	5,009,358	2,351,121	3,005,112	213,203	145	31	10,578,970
Derivative instruments	301,981	159,374	293,688	236,384	244,998	377,838	1,614,263
Borrowings from financial institutions	95,776	361,825	262,142	—	—	—	719,743
Other financial obligations	267,881	144,898	259,689	826,803	803,737	2,500,987	4,803,995
Debt issued in foreign currency different USD	437	770	70,215	204,925	248,714	345,363	870,424

Total undiscounted financial liabilities (excluding derivatives with offsetting agreements)	11,971,351	3,017,988	3,890,846	1,481,315	1,297,594	3,224,219	24,883,313

Derivatives with offsetting agreements	45,775	188,282	513,583	688,081	519,512	899,830	2,855,063

	Up to 1 month MCh$	Between 1 and 3 months MCh$	Between 3 and 12 months MCh$	Between 1 and 3 years MCh$	Between 3 and 5 years MCh$	More than 5 years MCh$	Total MCh$
Liabilities as of December 31, 2014
Current accounts and other demand deposits	6,934,373	—	—	—	—	—	6,934,373
Transactions in the course of payment	53,049	—	—	—	—	—	53,049
Accounts Payable from repurchase agreements and security lending	249,198	92	—	—	—	—	249,290
Savings accounts and time deposits	4,956,782	2,162,419	2,596,404	154,505	172	188	9,870,470
Derivative instruments	269,665	278,329	286,634	409,966	296,234	486,087	2,026,915
Borrowings from financial institutions	59,589	158,480	677,611	200,010	—	—	1,095,690
Other financial obligations	756	1,140	5,939	12,713	17,685	18,585	56,818
Debt issued in foreign currency different USD	114,339	222,257	566,735	1,134,570	1,219,836	2,882,249	6,139,986

Total undiscounted financial liabilities (excluding derivatives with offsetting agreements)	12,637,751	2,822,717	4,133,323	1,911,764	1,533,927	3,387,109	26,426,591

Derivatives with offsetting agreements	178,635	110,298	727,089	1,208,217	638,045	895,239	3,757,523

The Loans-to-deposit ratio for 2013 and 2014 is detailed below:

Loans-to-Deposit Ratio

	December 31, 2013	December 31, 2014
Maximum	2.47	2.74
Minimum	2.28	2.43
Average	2.38	2.61

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

42.	Risk Management, continued:

(3)	Market Risk, continued

(a)	Liquidity Risk, continued:

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

(b)	Price Risk

Price Risk Measurement and Limits

The Price Risk measurement and management processes are implemented utilizing various internal metrics and reports. These are built for the Trading portfolio and separately for the Bank book (also referred as to the Accrual book). In addition to this, and just on supplementary basis, the bank submits regulatory reports to the corresponding regulatory entities.

The regulatory risk measurement for the Trading portfolio (SBIF C41 report) is made by using standardized methodologies provided by the regulatory entities (Central Bank of Chile and SBIF), which are adopted from BIS 1993 standardized methodologies for the risk measurement of such portfolios. The referred methodologies estimate the potential loss that the Bank may incur considering standardized fluctuations of the market factors (FX rates, interest rates, etc,) relevant market factors that may adversely impact the value of interest rate positions, FX spot positions and vega positions generated by either FX or interest rate options portfolios. The interest rate shifts are provided by the regulatory entity; in addition, very conservative correlation and tenors factors are included in order to include non-parallel yield curve shifts reflecting steepening/flattering behaviors. The impact due to FX open positions is obtained by using huge fluctuations (8% for liquid FX rates and 30% for the illiquid ones). The SBIF does not establish a separate limit for this particular risk but a global one that includes this risk (also called Market Risk Equivalent or ERM) and the Risk Weighted Assets (also called RAAP assets). The sum of ERM and the 10% of the RAAP assets cannot exceed the 100% of the bank’s Regulatory Capital. In the future, the Operational Risk will be included to the above sum.

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

The regulatory risk measurement for the Bank Book (SBIF C40 report) due to interest rate fluctuations is made by using standardized methodologies provided by the regulatory entities (Central Bank of Chile and SBIF). The report includes models for reporting interest rate gaps and standardized adverse interest rate fluctuations. In addition to this, the regulatory entity has requested from banks to establish internal limits for this regulatory risk measurement. Limits must be established separately for short-term and long-term portfolios. The short-term risk limit must be expressed as a percentage of the NIM and the long term risk limit as a percentage of the Regulatory Capital. The bank is currently using 25% for both limits. The use of these limits during 2014 is illustrated below:

	Banking Risk Book Short term	Banking Risk Book Long Term
Maximum Use	9.3%	18.5%
Average Use	7.3%	17.4%
Minimum Use	6.1%	16.6%

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

42.	Risk Management, continued:

(3)	Market Risk, continued:

(b)	Price Risk, continued:

The following table illustrates the interest rate positions of the Bank Book (repricing tenors) as of December 31, 2013 and 2014:

Accrual Book Interest Rate Exposure by Maturity

	Up to 1 month MCh$	Between 1 and 3 months MCh$	Between 3 and 12 months MCh$	Between 1 and 3 years MCh$	Between 3 and 5 years MCh$	More than 5 years MCh$	Total MCh$
Assets as of December 31, 2013
Cash and due from banks	848,757	—	—	—	—	—	848,757
Transactions in the course of collection	360,806	—	—	—	—	—	360,806
Accounts receivable from repurchase agreements and security borrowing	54,591	—	—	—	—	—	54,591
Derivative instruments	361,734	86,268	176,636	80,287	258,915	374,745	1,338,585
Loans and advances to banks	791,728	117,220	156,297	—	—	—	1,065,245
Loans to customers, net	3,457,101	2,743,019	5,681,608	4,582,528	2,293,838	5,890,051	24,648,145
Financial assets available-for-sale	85,500	187,044	455,332	174,413	517,638	388,187	1,808,114
Financial assets held-to-maturity	—	—	—	—	—	—	—

Total assets	5,960,217	3,133,551	6,469,873	4,837,228	3,070,391	6,652,983	30,124,243

	Up to 1 month MCh$	Between 1 and 3 months MCh$	Between 3 and 12 months MCh$	Between 1 and 3 years MCh$	Between 3 and 5 years MCh$	More than 5 years MCh$	Total MCh$
Assets as of December 31, 2014
Cash and due from banks	889,489	—	—	—	—	—	889,489
Transactions in the course of collection	387,434	—	—	—	—	—	387,434
Accounts receivable from repurchase agreements and security borrowing	820	—	—	—	—	—	820
Derivative instruments	382,138	155,483	113,921	180,892	451,807	320,352	1,604,593
Loans and advances to banks	810,826	80,057	249,764	18,501	—	—	1,159,148
Loans to customers, net	3,431,877	3,244,400	5,446,614	4,789,951	2,420,640	6,575,962	25,909,444
Financial assets available-for-sale	166,115	166,562	509,046	153,964	171,256	574,193	1,741,136
Financial assets held-to-maturity	—	—	—	—	—	—	—

Total assets	6,068,699	3,646,502	6,319,345	5,143,308	3,043,703	7,470,507	31,692,064

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

42.	Risk Management, continued:

(3)	Market Risk, continued:

(b)	Price Risk, continued:

The tables below included projected contractual interest, as of December 31, 2013 and 2014:

	Up to 1 month MCh$	Between 1 and 3 months MCh$	Between 3 and 12 months MCh$	Between 1 and 3 years MCh$	Between 3 and 5 years MCh$	More than 5 years MCh$	Total MCh$
Liabilities as of December 31, 2013
Current accounts and demand deposits	6,012,841	—	—	—	—	—	6,012,841
Transactions in the course of payment	114,589	—	—	—	—	—	114,589
Accounts payable from repurchase agreements and security lending	16,964	—	—	—	—	—	16,964
Savings accounts and time deposits	5,141,774	2,211,623	3,005,229	213,224	135	31	10,572,016
Derivative instruments	12,396	3,372	142,660	435,245	279,419	492,682	1,365,774
Borrowings from financial institutions	279,063	513,096	194,863	—	—	—	987,022
Debt issued	300,614	143,669	259,129	881,605	1,033,552	2,819,652	5,438,221
Other financial obligations	161,134	1,258	7,013	13,604	17,438	23,840	224,287

Total liabilities	12,039,375	2,873,018	3,608,894	1,543,678	1,330,544	3,336,205	24,731,714

	Up to 1 month MCh$	Between 1 and 3 months MCh$	Between 3 and 12 months MCh$	Between 1 and 3 years MCh$	Between 3 and 5 years MCh$	More than 5 years MCh$	Total MCh$
Liabilities as of December 31, 2014
Current accounts and demand deposits	6,950,301	—	—	—	—	—	6,950,301
Transactions in the course of payment	82,932	—	—	—	—	—	82,932
Accounts payable from repurchase agreements and security lending	25,662	—	—	—	—	—	25,662
Savings accounts and time deposits	5,141,552	1,977,615	2,596,404	154,511	166	188	9,870,436
Derivative instruments	3,911	3,808	199,533	542,556	522,765	339,547	1,612,120
Borrowings from financial institutions	534,341	435,417	125,985	—	—	—	1,095,743
Debt issued	251,953	314,199	565,036	902,456	1,218,631	2,880,053	6,132,328
Other financial obligations	142,484	1,140	5,939	12,713	17,685	18,585	198,546

Total liabilities	13,133,136	2,732,179	3,492,897	1,612,236	1,759,247	3,238,373	25,968,068

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

42.	Risk Management, continued:

(3)	Market Risk, continued:

(b)	Price Risk, continued:

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

The directions of these fluctuations were chosen between four scenarios (two positive economic scenarios and two negative economic scenarios) in order to generate the worst impact for Trading Book within the four above mentioned:

Market Factor Fluctuations: adverse scenario
	CLP Derivatives (bps)	CLP Bonds (bps)	CLF Derivatives (bps)	CLF Bonds (bps)	USD Offshore 3m Derivatives (bps)	Spread USD On/Off Derivatives (bps)	Vol FX CLP/USD (%)	Inflation’s Change Period n-1 to n (Monthly Basis) (%)
3 months	20	24	(129)	(184)	1	(68)	(3.9%)	0.16%
6 months	23	26	(51)	(63)	5	(52)	(3.4%)	(0.02%)
9 months	26	27	(23)	(27)	6	(26)	(3.0%)	(0.01%)
1 year	29	27	(9)	(11)	8	(23)	(2.8%)	0.00%
2 years	33	32	(3)	(4)	15	(8)	(2.8%)	0.03%
4 years	30	52	6	27	28	(9)	—	0.01%
6 years	30	63	8	41	34	(10)	—	0.01%
10 years	29	67	6	42	37	(18)	—	0.02%
16 years	29	67	5	41	37	(4)	—	0.02%
20 years	29	67	5	41	37	(19)	—	0.02%

Bps = Basis points

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

42.	Risk Management, continued:

(3)	Market Risk, continued:

(b)	Price Risk, continued:

The impact on the Trading Book as of 30 December 2014 is the following:

POTENTIAL P&L IMPACT

TRADING BOOK

MCh$
CLP Interest Rate	(2,748)
Derivatives	(1,291)
Securities	(1,456)

CLF Interest Rate	(1,052)
Derivatives	(320)
Securities	(733)

USD, EUR, JPY Offshore Interest Rate	812
USD, EUR, JPY On/Off Spread	(1,067)

Total Interest Rate	(4,055)

Total FX	(700)

Total FX OPTION Vega	(97)

Potential P&L Impact: Interest Rate + FX + Vega	(4,852)

Banco de Chile Basic Capital	2,535,154

The scenario modeled would generate losses in the Trading Book up to MCh$ 4,852 or USD 8 MM. In any case, these fluctuations would not result in material losses compared to the Basic Capital.

The impact of such fluctuations in the Accrual portfolio, which is not necessarily a gain/loss but greater/lower net revenue from funds generation, is illustrated below:

POTENTIAL MARGINAL NRFF(*) ACCRUAL

BOOK (next 12 months)

MCh$
Higher / (Lower NRFF)	(118,438)

Impact due to Inter-Banking yield curve (Swap yield) shock	(97,647)
Impact due to spreads shock	(20,791)

(*)	Net revenues from funds

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

42.	Risk Management, continued:

(3)	Market Risk, continued:

(b)	Price Risk, continued:

The adverse impact in the Accrual book would be the result of two events: a severe drop in the local inflation and the increase of our funding spread. The lower net revenues from funds in the following 12 months would reach Ch$ 118 billion, which is still much lower of the current annual 12-month rolling P&L generation.

The following table illustrates the changes in fair value of Available-for-Sale securities as the result of stress test modeled above. These changes are recorded in Other Comprehensive Income, a component of shareholder’s Equity, and not current earnings:

AVAILABLE FOR SALE PORTFOLIO IMPACT

ADVERSE SCENARIO

Instrument	DV01(+1 bps) (USD)	Impact due to interest rate change (USD)	Impact due to interest rate change (MCh$)
CLP	(220,434)	(9.52)	(5,770)
CLF	(435,314)	(48.76)	(29,556)
USD	(103,699)	(9.28)	(5,622)

Total impact		(67.56)	(40,948)

(4)	Capital Requirements and Capital Management:

The main objectives of the Capital Management process are to ensure the compliance with regulatory requirements, to keep a strong credit rating and healthy capital ratios. Within 2014, the Bank has complied with all these tasks.

As a part of the Capital Management Policy, it has been established capital sufficiency triggers in order to prevent capital ratios usage close to the limits. The triggers are established at levels much lower than the limits and the usage is monitored monthly. Within 2014, there were no triggers’ breaches.

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

Regulatory Capital

According to the Chilean Banking Law, banks must comply with a minimum Regulatory Capital ratio of 8%. Therefore, the bank must maintain a minimum Regulatory Capital that cannot be lower than 8% of the RAAP assets. Additionally, the Bank must comply with a minimum capital to total assets ratio: the law establishes that banks must maintain a minimum Basic Capital that cannot be lower than the 3% of total assets. The authorities have requested Banco de Chile, due to the merge with the operation of Citibank, N.A. in Chile that maintains the first percentage as a minimum of 10%.

Both ratios are computed according the international standards; assets are risk weighted, for reporting purposes, according to SBIF instructions which are adopted from BIS guidelines. For derivatives, the risk weighting process is applied over the “loan equivalent” of each derivative transaction. The loan equivalent is the sum of the current value of the transaction, if positive, and the maximum exposure the Bank may face in the future, along the life of the transaction, considering the increase in value of it due to market factor fluctuations including some confidence level. The loan equivalent is expressed as a percentage of the notional amount of the transaction, being these percentages much larger for FX transactions than for interest rate swaps or for longer tenors than for shorter ones.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

42.	Risk Management, continued:

(4)	Capital Requirements and Capital Management, continued:

The risk weighted assets and Basic Capital ratio and Regulatory Capital ratio, as of the end of year 2013 and 2014, were:

	Consolidated assets		Risk-weighted assets
	2013	2014	2013	2014
	MCh$	MCh$	MCh$	MCh$
Balance sheet assets (net of provisions)
Cash and due from banks	873,308	915,133	20,654	3,100
Transactions in the course of collection	300,026	356,185	39,728	34,741
Financial Assets held-for-trading	326,921	293,458	124,932	304,501
Cash collateral on securities borrowed and reverse repurchase agreements	82,422	27,661	82,422	27,661
Derivative instruments	374,687	832,267	460,537	694,632
Loans and advances to banks	1,062,056	1,155,365	381,494	468,293
Loans to customers, net	20,441,472	21,400,775	18,505,593	19,192,870
Financial assets available-for-sale	1,681,883	1,608,796	432,995	472,949
Financial assets held-to-maturity	—	—	—	—
Investments in other companies	14,407	23,043	16,670	25,312
Intangible assets	72,223	66,859	29,671	26,593
Property and equipment	197,578	205,403	197,578	205,403
Investment properties	16,317	15,936	—	—
Current tax assets	—	—	320	347
Deferred tax assets	56,421	94,240	14,590	20,287
Other assets	373,987	586,555	318,029	355,057

Subtotal			20,625,213	21,831,746

Off-balance-sheet assets
Contingent loans	3,927,627	4,280,451	2,355,879	2,567,508

Total risk-weighted assets			22,981,092	24,399,254

	As of December 31, 2013		As of December 31, 2014
	MCh$	%	MCh$	%
Basic Capital ratio(*)	2,284,314	7.57	2,535,154	7.89
Regulatory Capital ratio	2,999,061	13.05	3,249,903	13.32

(*)	Basic Capital corresponds to equity attributable to equity holders in the Statement of Consolidated Financial Position

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

43.	New Accounting Pronouncements:

The following is a summary of new standards, interpretations and improvements to the International Financial Reporting Standards issued by the International Accounting Standards Board (IASB) that it is not effective as of December 31, 2014:

IFRS 9 Financial Instruments

The July 24, 2014, IASB completed its upgrade project about accounting for financial instruments with the publication of IFRS 9 Financial Instruments.

This standard includes new requirements based on new principles for the classification and measurement; it introduces a “prospective” model of expected credit losses on impairment accounting and changes in hedge accounting.

Classification and measurement

The classification determines how financial assets and liabilities are accounted in financial statements and, in particular, how they are measured. IFRS 9 introduces a new approach for classification of financial assets, based in the business model of the entity for the management of financial assets and the characteristic of its contractual flows. The new model also results in a single impairment model being applied to all financial instruments, removing a source of complexity associated with previous accounting requirements.

Impairment

The IASB has introduced a new impairment model that will require a timely recognition of expected credit losses.

Hedge Accounting

IFRS 9 introduces a new model for hedge accounting with enhanced disclosures about risk management activity. The new model represents a substantial overhaul of hedge accounting that aligns the accounting treatment with risk management activities, enabling entities to better reflect these activities in their financial statements. In addition, as a result of these changes, users of the financial statements will be provided with better information about risk management and the effect of hedge accounting on the financial statements

Entity’s Own Credit Risk

IFRS 9 removes the volatility in profit or loss originated by changes in the credit risk of designated liabilities at fair value. This change means that the profit produced by the quality decline of own credit risk of the entity in this kind of obligation, is not recognized in profit or loss of the period, but in other comprehensive income. IFRS 9 permits early application of this improvement, before any other requirement of IFRS 9.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

43.	New Accounting Pronouncements, continued:

IFRS 9 Financial Instruments, continued:

Adoption date mandatory January 1, 2018. Early application is permitted.

Banco de Chile and its subsidiaries are assessing the possible impact of adoption of these changes on the consolidated financial statements.

IFRS 11 – Joint Arrangements

In May of 2014 the IASB modified IFRS 11, providing guides about the accounting of acquisitions of participations in joint operations, whose activity constitute a business. This standard requires the acquirer of a participation in a joint operation, whose activities constitute a business, to apply all the principles on accounting for business combinations of the IFRS 3.

The effective date is beginning on January 1, 2016 and its early application is permitted.

Banco de Chile and its subsidiaries are assessing the impact of this rule in its consolidated financial statements.

IAS 16 – Property, plant and equipment and IAS 38 – Intangible assets

In May of 2014 the IASB modified IAS 16 and 38 with purpose of clarifying accepted methods of depreciation and amortization.

The amendment of IAS 16 prohibits property, plant and equipment, depreciation based on ordinary income.

The amendment of IAS 38 introduces the presumption that ordinary income is not an appropriate base for the amortization of intangible assets. This presumption only is refuted in two circumstances: (a) intangible asset is expressed like a unit of ordinary income; and (b) ordinary income and consumption of intangible assets are highly correlated.

The effective date is beginning on January 1, 2016 and its early application is permitted.

This modification does not impact the consolidated financial statements of Banco de Chile and its subsidiaries, because it is not used as a basis of depreciation and amortization.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

43.	New Accounting Pronouncements, continued:

IFRS 15 – Revenue from Contracts with Customers

IFRS 15 was issued in May 2014. It applies to all contracts with customers except leases, financial instruments and insurance contracts. This project was jointly conducted with the Financial Accounting Standards Board (FASB) to eliminate differences in revenue recognition between IFRS and USGAAP. This new standard pretends to improve inconsistencies and weaknesses of IAS 18 and to provide a single revenue recognition model which will improve comparability over a range of industries, companies and geographical boundaries. It provides a new model of earnings recognition and more detailed requirements for contracts with multiple elements.

Application of the standard is mandatory for annual reporting periods starting from January 1, 2017 onward, early application is permitted.

Banco de Chile and its subsidiaries are assessing the impact of this rule on its consolidated financial statements.

IAS 27 – Consolidated and Separated Financial Statements

In August 2014, the IASB published the amendment that will allow entities to use the equity method to account for investments in subsidiaries, joint ventures and associates in their separate financial statements.

The effective date is beginning on January 1, 2016 and its early application is permitted.

This amendment does not impact the consolidated financial statements of Banco de Chile and its subsidiaries.

IAS 28 – Investments in Associates and Join Venture and IFRS 10 - Consolidated Financial Statements

In September 2014, the IASB issued this amendment, which clarifies the scope of recognized gains and losses in a transaction involving an associate or joint venture, and this depends on whether the asset sold or contribution is a business. Therefore, IASB concluded that all of the profit or loss should be recognized against loss of control of a business. Likewise, gains or losses resulting from the sale or contribution of a subsidiary that is not a business (definition of IFRS 3) to an associate or joint venture should be recognized only to the extent of unrelated interests in the associate or joint venture.

The effective date is beginning on January 1, 2016 and its early application is permitted.

This amendment does not impact the consolidated financial statements of Banco de Chile and its subsidiaries.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

43.	New Accounting Pronouncements, continued:

Annual improvements IFRS

In September 2014, the IASB issued Annual improvements to IFRS: 2012 – 2014 Cycle, which include changes to the following standards.

-	IFRS 5 Non-current assets held for sale and discontinued operations.

Add specific guidelines in cases in which an entity reclassifies an asset from held for sale to held for distribution, or vice versa and cases in which assets held for distribution are accounting like discontinued operations. The effective date is beginning on January 1, 2016 and its early application is permitted.

Banco de Chile and its subsidiaries do not register non-current assets held for sale and discontinued operations. Therefore, this modification does not impact the consolidated financial statements of Banco de Chile and its subsidiaries.

-	IFRS 7 Financial Instruments: Disclosures.

Add guidelines to clarify if a service contract corresponds to a continuing involvement in an asset transfer with the purpose to determine the required disclosures. The effective date is beginning on January 1, 2016 and its early application is permitted.

This amendment does not impact the consolidated financial statements of Banco de Chile and its subsidiaries.

-	IAS 19 Employee Benefits. Discount rate: topic of the regional market.

Clarifies that corporate bonds with high quality credit used in the estimation of the discount rate for post-employment benefits must be denominated in the same currency as the benefit paid. The effective date is beginning on January 1, 2016 and its early application is permitted.

This amendment does not impact the consolidated financial statements of Banco de Chile and its subsidiaries.

-	IAS 34 Interim Financial Reporting.

Clarifies the meaning of disclose information “in some other part of interim financial information” and the need for a cross-reference. The effective date is beginning on January 1, 2016 and its early application is permitted

This amendment does not impact the consolidated financial statements of Banco de Chile and its subsidiaries.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

43.	New Accounting Pronouncements, continued:

Annual improvements IFRS, continued:

-	IFRS 10 Consolidated Financial Statements, IFRS 12 Disclosure of Interest in Other Entities and IAS 28 Investments in Associates and Join Venture.

In December 2014, the IASB has modified IFRS 10, IFRS 12 and IAS 28 related with the application of the exceptions in the consolidation in investment entities.

The amendments clarify the requirement for the accounting of investment entities. In addition, these amendments in certain circumstances reduce the cost in the application of these standards.

The effective date is mandatory on January 1, 2016 and its early application is permitted.

Banco de Chile and its subsidiaries are assessing the impact of this rule in its consolidated financial statements.

-	IAS 1 Presentation of Financial Statements

In December, 2014, the IASB published “Disclosure Initiative (Amendments to IAS 1)”. The amendments aim at clarifying IAS 1 to improve the presentation and disclosure of information in the financial reports.

These amendments answer requests about presentation and disclosure and have been designed with the finality to allow the entities to apply their professional opinion to determine what information must be disclosed in the financial statements.

They are effective for annual periods beginning on or after 1 January 2016, with earlier application being permitted.

Banco de Chile and its subsidiaries are assessing the impact of this rule in its consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

44.	Subsequent Events:

a)	On January 9, 2015 through Resolución Exenta No. 7 the Superintendency of Securities and Insurance approved the reform to the by-laws of Banchile Securitizadora S.A. related to a capital increase of Ch$240,000,000 by means of the issuance of 1,550 shares, as agreed in the forth Extraordinary Shareholders Meeting of the company held on December 1, 2014. The capital increase was carried out on January 20, 2015.

(b)	On January 26, 2015 the Board of Banchile Administradora General de Fondos S.A. accepted the resignation of the Director of the company Mr. Jorge Tagle Ovalle.

The board also agreed to appoint Mr. Eduardo Ebensperguer Orrego as a new Director of the company, effective from January 26, 2015 until the next annual meeting.

(c)	On January 29, 2015, in the Ordinary Meeting No. BCH 2811, the Board of Directors of Banco de Chile resolved to call an Ordinary Shareholders Meeting to be held on March 26, 2015, with the objective of proposing, among other matters, the distribution of the Dividend No. 203 of $3.42915880220 per each of the 94,655,367,544 “Banco de Chile” shares, which will be payable at the expense of the distributable net income obtained during the fiscal year ending on December 31, 2014, corresponding to 70% of such income.

Likewise, the Board of Directors resolved to call an Extraordinary Shareholders Meeting to be held on the same date in order to propose, among other matters, the capitalization of the 30% of the distributable net income of the Bank obtained during the fiscal year ending on December 31, 2014, through the issuance of fully paid-in shares, with no par value, with a value $65.31 per “Banco de Chile” share, to be distributed among the shareholders in the proportion of 0.02250251855 shares for each “Banco de Chile” share and to adopt the necessary agreements subject to the exercise of the options established in article 31 of Law 19,396.

(d)	On March 23, 2015 the subsidiary Banchile Securitizadora S.A. announced that in its ordinary meeting held on March 23, 2015 the Board of Directors of the company accepted the resignation of its Director José Vial Cruz.

(e)	On March 24, 2015 the subsidiary Banchile Securitizadora S.A. announced as Essential Information that in the Tenth Ordinary Shareholder meeting the total renovation of the Board of Directors of the company was agreed by the shareholders.

Accordingly, Mr. Pablo Granifo Lavin, Mr. Arturo Tagle Quiroz, Mr. Eduardo Ebeusperger Orrego, Mr. Alain Rochette Garcia and Mr. Jose Miguel Quintana Malfauti were elected as Directors for a three-year period.

(f)	On March 30, 2015 the Bank made as Essential Information that, as of that date, the Central Bank of Chile has communicated to Banco de Chile that the Board of such institution (Consejo), in Extraordinary Session No 1894E, held today, considering the resolutions adopted by the shareholders’ meetings of Banco de Chile of March 26, 2015, regarding distribution of dividends and the increase of capital through the issuance of fully paid-in shares corresponding to the 30% of the net income obtained during the fiscal year ending on December 31, 2014, resolved to take the option that the entirety of its corresponding surplus, including the part of the profits proportional to the agreed capitalization, be paid to the Central Bank of Chile in cash currency, according to the letter b) of the article 31 of the law No 19,396, regarding a modification of the payment method for the subordinated obligation and other applicable legislation.

(g)	On April 9, 2015, the Board of Directors of Banco de Chile accepted the resignation of the Director Mr. Juan José Bruchou.

Also, the Board of Directors appointed Mr. Samuel Libnic as a new Director until the next Ordinary Shareholder Meeting.

In Management’s opinion, there are no other significant subsequent events that affect or could affect the consolidated financial statements of the Bank and its subsidiaries between December 31, 2014 and the date of issuance of these consolidated financial statements.

SIGNATURE

The registrant, Banco de Chile, hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BANCO DE CHILE

By	/s/ Arturo Tagle Q.
	Name:	Arturo Tagle Q.
	Title:	Chief Executive Officer

Date: April 27, 2015