Form 20-F
period 2015-12-31
BANK OF CHILE
filed 2016-04-28
CIK 1161125

As filed with the Securities and Exchange Commission on April 28, 2016

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2015

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

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing 600 shares of common stock, without nominal (par) value (“ADSs”)	New York Stock Exchange
Shares of common stock, without nominal (par) value	New York Stock Exchange (for listing purposes only)

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Shares of common stock:  96,129,146,433

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☒ Yes   ☐ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes   ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☐ Yes   ☐ No

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

☐ Yes   ☒ No

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

Unless otherwise indicated, the financial information included in this annual report with respect to 2011, 2012, 2013, 2014 and 2015 has been derived from financial statements that have been prepared in accordance with IFRS.  See Note 2(a) to our audited consolidated financial statements as of and for the year ended December 31, 2015 appearing elsewhere in this annual report.  IFRS differs in certain significant respects from Chilean Generally Accepted Accounting Principles (the “Chilean GAAP”).  As a result, our financial information presented under IFRS is not directly comparable to any of our financial information presented under Chilean GAAP.  Accordingly, readers should avoid such comparison.

In this annual report, references to “$,” “U.S.$,” “U.S. dollars” and “dollars” are to United States dollars, references to “pesos” or “Ch$” are to Chilean pesos (see Note 2(t) to our audited consolidated financial statements as of and for the year ended December 31, 2015 appearing elsewhere in this annual report), and references to “UF” are to “Unidades de Fomento.”  The UF is an inflation indexed Chilean monetary unit of account with a value in Chilean pesos that is linked to and adjusted daily to reflect changes in the Consumer Price Index (“CPI”) of the Instituto Nacional de Estadísticas (the “Chilean National Statistics Institute”).  As of December 31, 2015 and April 25, 2016, one UF equaled Ch$25,629.09 and Ch$25,889.57, respectively.

This annual report contains translations of certain Chilean peso amounts into U.S. dollars at specified rates solely for your convenience.  These translations should not be construed as representations that the Chilean peso amounts actually represent such U.S. dollar amounts, were converted from U.S. dollars at the rate indicated in our audited consolidated financial statements as of and for the year ended December 31, 2015 or could be converted into U.S. dollars at the rate indicated.  Until November 30, 2011, Banco de Chile applied the observed exchange rate reported by the Banco Central de Chile (the “Central Bank”) in order to translate its financial statements from Chilean pesos to U.S. dollars.  However, beginning December 1, 2011, Banco de Chile adopted the exchange rate of accounting representation, or spot exchange rate, for such matters.  This is also described in “Item 3.  Key Information—Selected Financial Data—Exchange Rates.”  Thus, unless otherwise indicated, the U.S. dollar amounts have been translated from Chilean pesos based on the exchange rate of accounting representation as of December 31, 2015 as determined by our Treasury on a daily basis, based on the average of the daily closing bid and offer rates reported by Bloomberg for the Santiago Stock Exchange.  As of December 31, 2015 and April 25, 2016, the exchange rates of accounting representation were Ch$708.24 = U.S. $1.00 and Ch$669.91 = U.S.$1.00, respectively.  As of the same dates, the observed exchange rates, as published by the Central Bank, were Ch$707.34 = U.S.$1.00 and Ch$666.80 = U.S.$1.00, respectively.

The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos.

Unless otherwise specified, all references in this annual report to total loans are to loans to customers before deducting allowances for loan losses, and they do not include loans to banks or contingent loans.  In addition, all market share data and financial indicators for the Chilean banking system as compared to Banco de Chile’s financial information presented in this annual report are based on information published periodically by the Superintendencia de Bancos e Instituciones Financieras de Chile (“SBIF”) which is published under Chilean GAAP and prepared on a consolidated basis. For more information see “Item 4.  Information on the Company—Business Overview—Competition.”

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

Certain figures included in this annual report and in our audited consolidated financial statements as of and for the year ended December 31, 2015 have been rounded for ease of presentation.  Percentage figures included in this annual report have not in all cases been calculated on the basis of such rounded figures but on the basis of such amounts prior to rounding.  For this reason, percentage amounts in this annual report may vary slightly from those obtained by performing the same calculations using the figures in our audited consolidated financial statements as of and for the year ended December 31, 2015.  Certain other amounts that appear in this annual report may similarly not sum due to rounding.

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

PART I

Item 1                                    Identity of Directors, Senior Management and Advisors

Not Applicable.

Item 2                                    Offer Statistics and Expected Timetable

Not Applicable.

Item 3                                    Key Information

SELECTED FINANCIAL DATA

The following tables present historical financial information about us as of the dates and for each of the periods indicated.  The following tables should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements as of and for the year ended December 31, 2015 appearing elsewhere in this annual report.  The financial information for the years ended December 31, 2011, 2012, 2013, 2014 and 2015 is presented under IFRS.

Our audited consolidated financial statements have been prepared in accordance with IFRS for the years ended December 31, 2011, 2012, 2013, 2014 and 2015.

	For the Year Ended December 31,
	2011		2012		2013		2014		2015		2015
	(in millions of Ch$, except share and per share data)										(in thousands of U.S.$)
IFRS:
CONSOLIDATED STATEMENT OF INCOME DATA
Interest revenue	Ch$	1,501,684	Ch$	1,672,766	Ch$	1,765,942	Ch$	2,045,604	Ch$	1,908,457	ThU.S.$	2,694,647
Interest expense	(624,209)		(708,629)		(704,371)		(788,788)		(680,169)		(960,365)
Net interest income	877,475		964,137		1,061,571		1,256,816		1,228,288		1,734,282
Net fees and commissions income	290,108		287,272		287,093		272,188		305,979		432,027
Net financial operating income	58,101		16,199		32,672		35,204		44,412		62,708
Foreign exchange transactions, net	(7,973)		35,136		71,457		70,225		57,318		80,930
Other operating income	24,735		20,887		25,884		27,211		25,486		35,985
Provisions for loan losses	(146,925)		(166,420)		(221,653)		(261,566)		(246,222)		(347,653)
Total operating expenses	(595,000)		(612,934)		(619,530)		(727,360)		(726,278)		(1,025,469)
Income attributable to associates	3,054		(468)		1,780		2,486		3,243		4,579
Income before income taxes	503,575		543,809		639,274		675,204		692,226		977,389
Income taxes	(65,431)		(63,928)		(89,085)		(79,685)		(82,321)		(116,233)
Net income from continued operations, net of taxes	Ch$	438,144	Ch$	479,881	Ch$	550,189	Ch$	595,519	Ch$	609,905	ThU.S.$	861,156
Net income from discontinued operations, net of taxes
Net income for the year	Ch$	438,144	Ch$	479,881	Ch$	550,189	Ch$	595,519	Ch$	609,905	ThU.S.$	861,156
Attributable to:
Equity holders of the parent	438,143		479,880		550,188		595,518		609,903		861,153
Non-controlling interest	1		1		1		1		2		3
Earnings per share(2)	4.75		5.20		5.73		6.19		6.34		0.009
Earnings per ADS	2,896.33		3,170.05		3,494.31		3,774.87		3,806.79		5.38
Dividends per share(3)	3.38		3.41		3.90		3.98		3.88		0.006
Weighted average number of shares (in millions)	90,765.46		90,827.88		94,471.77		94,655.37		96,129.15

(See footnotes below)

	For the Year Ended December 31,
	2011		2012		2013		2014		2015		2015
	(in millions of Ch$, except share and per share data)										(in thousands of U.S.$)
IFRS:
CONSOLIDATED STATEMENT OF FINANCIAL POSITION DATA
Cash and due from banks	Ch$	881,146	Ch$	684,925	Ch$	873,308	Ch$	915,133	Ch$	1,361,222	ThU.S. $	1,921,978
Transactions in the course of collection	373,639		310,077		300,026		356,185		319,679		451,371
Financial assets held-for-trading	269,861		159,682		326,921		293,458		843,574		1,191,085
Cash collateral on securities borrowed and reverse repurchase agreements	47,981		35,100		82,422		27,661		46,164		65,181
Derivative instruments	381,055		326,083		374,687		832,267		1,127,122		1,591,441
Loans and advances to banks	648,425		1,343,322		1,062,056		1,155,365		1,395,544		1,970,439
Loans to customers, net	17,023,756		18,383,958		20,441,472		21,400,775		24,022,983		33,919,269
Financial assets available-for-sale	1,471,120		1,272,316		1,681,883		1,608,796		1,007,263		1,422,206
Investments in other companies	13,196		11,674		14,407		23,043		25,849		36,498
Intangible assets	81,026		75,610		72,223		66,859		64,700		91,353
Property and equipment	207,888		205,189		197,578		205,403		215,671		304,517
Investment properties	17,079		16,698		16,317		15,936		15,042		21,239
Current tax assets	—		—		—		—		—		—
Deferred tax assets, net	60,025		55,801		56,421		94,240		129,192		182,413
Other assets	279,804		317,765		373,987		586,555		483,591		682,806
Total assets	Ch$	21,756,001	Ch$	23,198,200	Ch$	25,873,708	Ch$	27,581,676	Ch$	31,057,596	ThU.S.$	43,851,796
Current accounts and other demand deposits	4,895,426		5,470,971		5,984,332		6,934,373		8,327,048		11,757,382
Transactions in the course of payment	155,424		72,684		51,898		53,049		35,475		50,089
Cash collateral on securities lent and repurchase agreements	223,202		226,396		256,766		249,482		184,131		259,984
Saving accounts and time deposits	9,282,324		9,612,950		10,402,725		9,721,246		9,907,692		13,989,173
Derivative instruments	429,913		380,322		426,110		827,123		1,079,342		1,523,978
Borrowings from financial institutions	1,690,939		1,108,681		989,465		1,098,716		1,529,627		2,159,758
Debt issued	2,388,341		3,273,933		4,366,960		5,057,956		6,102,208		8,616,017
Other financial obligations	184,785		162,123		210,926		186,573		173,081		244,382
Currents tax liabilities	3,095		23,189		7,131		19,030		24,714		34,895
Deferred tax liabilities, net	—		—		—		—		—		—
Provisions	131,344		141,839		154,650		185,643		182,832		258,150
Employee benefits	60,634		64,545		67,944		81,515		74,791		105,601
Other liabilities	269,905		305,105		275,762		255,995		261,330		368,985
Total liabilities	Ch$	19,715,332	Ch$	20,842,738	Ch$	23,194,669	Ch$	24,670,701	Ch$	27,882,271	ThU.S.$	39,368,394
Total equity	2,040,669		2,355,462		2,679,039		2,910,975		3,175,325		4,483,402
Total liabilities and equity	Ch$	21,756,001	Ch$	23,198,200	Ch$	25,873,708	Ch$	27,581,676	Ch$	31,057,596	ThU.S.$	43,851,796

(See footnotes below)

	As of December 31,
	2011	2012	2013	2014	2015
IFRS:
CONSOLIDATED RATIOS
Profitability and Performance
Net interest margin(4)	4.80%	4.68%	4.67%	5.12%	4.66%
Return on average total assets(5)	2.16	2.14	2.25	2.24	2.08
Return on average equity(6)	22.61	21.71	20.67	20.98	19.60
Capital
Average equity as a percentage of average total assets	9.53	9.85	10.90	10.67	10.63
Bank regulatory capital as a percentage of minimum regulatory capital	245.53	269.50	274.26	279.83	275.34
Ratio of liabilities to regulatory capital(7)	12.30	11.11	10.90	10.65	10.87
Credit Quality
Substandard loans as a percentage of total loans(8)	2.87	3.31	3.48	3.79	3.83
Allowances for loan losses as a percentage of substandard loans(8)	72.58	62.42	60.52	59.17	58.51
Provision for loan losses as a percentage of average loans	0.92	0.92	1.12	1.21	1.07
Allowances for loan losses as a percentage of total loans	2.09	2.07	2.10	2.24	2.24
Operating Ratios
Operating expenses/operating revenue	47.89	46.31	41.90	43.77	43.71
Operating expenses/average total assets	2.93%	2.73%	2.54%	2.73%	2.48%

(1)         Translations of Chilean peso amounts into U.S. dollars are based on the exchange rate of accounting representation, or the spot exchange rate, which is determined on a daily basis by our Treasury, based on the average of the daily closing bid and offer rates reported by Bloomberg for the Santiago Stock Exchange.  Thus, amounts stated in U.S. dollars as of and for the fiscal year ended December 31, 2015 have been translated from Chilean pesos based on the spot exchange rate of Ch$708.24 to U.S. $1.00 as of December 31, 2015.

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

Purchases and sales of foreign exchange are not required to be conducted in the Formal Exchange Market and therefore may be carried out in the Mercado Cambiario Informal (the “Informal Exchange Market”).  There are no price limits imposed on transactions carried out in the Informal Exchange Market.  On March 31, 2016, the average exchange rate in the Informal Exchange Market was Ch$671.9 per U.S.$1.00, or 0.47% lower than the observed exchange rate of Ch$675.10 per U.S.$1.00 as reported by the Central Bank on the same date.

The following table sets forth the annual low, high, average and period-end observed exchange rate for U.S. dollars for each referenced period, as reported by the Central Bank:

	Daily Observed Exchange Rate Ch$ per U.S.$(1)
Year	Low(2)	High(2)	Average(3)	Period End(4)
	(in Ch$)
2011	455.91	533.74	483.67	521.46
2012	469.65	519.69	486.49	478.60
2013	466.50	533.95	495.35	523.76
2014	524.61	621.41	570.37	607.38
2015	597.10	715.66	654.07	707.34
October 2015	673.91	698.72	685.31	690.34
November 2015	688.94	715.66	704.00	712.63
December 2015	693.72	711.52	704.24	707.34
2016 (through April 25)	657.90	730.31	694.66	666.80
January 2016	710.16	730.31	721.95	711.72
February 2016	689.18	715.41	704.08	689.18
March 2016	671.97	694.82	682.07	675.10
April 2016 (through April 25)	657.90	682.45	670.55	666.80

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

The observed exchange rate on April 25, 2016 was Ch$666.80 = U.S.$1.00.

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

We are also subject to market risks that are presented both in this subsection and in Note 42 to our audited consolidated financial statements as of and for the year ended December 31, 2015 appearing elsewhere in this annual report.

Risks Relating to our Operations and the Chilean Banking Industry

The growth of our loan portfolio may expose us to increased loan losses.

During the last five years, our total loan portfolio has grown at a compounded average growth rate of 11.3% per year.  This expansion has been primarily fostered by growth in both residential mortgage (17.0% per year on average) and consumer loans (11.7% per year on average), and, to a lesser extent, by an expansion in commercial loans (9.2% per year on average).  The growth in our loan book is aligned with our mid-term strategic goals, which seek to diversify our business model and optimize our risk-return relationship by prioritizing growth in the retail banking segment and maintaining a market-leading position in the wholesale banking segment.  In this regard, we recognize that our focus on the retail banking segment may expose us to higher levels of loan losses and may require us to establish higher levels of allowances for loan losses in the future.  For this reason, we are constantly striving to develop and utilize improved scoring and approval models and strengthen our collection procedures to mitigate the risks associated with business growth.  For the year ended December 31, 2015, our loan portfolio was Ch$24,573,426 million, which represented a 12.3% annual increase as compared to the Ch$21,891,333 million we recorded as of December 31, 2014.  Similarly, our allowances for loans losses increased 12.2% from Ch$490,558 million in 2014 to Ch$550,443 million in 2015.  As a result, our ratio of allowances for loan losses to total loans remained constant at 2.24% during 2014 and 2015.

Our loan portfolio may not continue to grow at the same or similar rate.

We cannot assure you that our loan portfolio will continue to grow at the same rates as it has in the past.  The loan portfolio of the Chilean banking industry has grown at a compounded average growth rate of 12.3% over the last five years (excluding the operations of subsidiaries abroad).  This expansion has been fostered by an overall effort of all market participants to increase banking penetration of lower and middle income segments, as well as small and medium-sized companies by broadening their value offerings.  As a result, loan growth has mainly been prompted by the expansion in both mortgage loans (13.2% per year on average) and consumer loans (12.8% per year on average), and—to a lesser extent—by growth in commercial loans (11.8% per year on average).  These efforts have also been supported by the growth of the Chilean economy registered over the same five-year period.  However, the economic slowdown of the local economy over the last two years has also affected growth in the loan industry, as investment and consumption declined.  In this regard, a sharp slowdown or negative gross domestic product (“GDP”) growth, as well as a change in the behavior of banking customers, could adversely affect the growth rate of the industry and, therefore, the expansion of our loan portfolio.  Similarly, this could affect our credit quality indicators and, accordingly, lead us to increase the allowances for loan losses.  For more information, see “Item 4.  Information on the Company—Regulation and Supervision” and “Item 4.  Information on the Company—Selected Statistical Information.”

Restrictions imposed by regulations may constrain our operations and thereby adversely affect our financial condition and results.

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

Regarding Basel III, the SBIF has suggested these guidelines may be implemented in Chile in the future, which could impose new requirements for all Chilean banks, including us.  In fact, the Chilean Ministry of Finance has announced that the implementation of Basel III is a priority for the current administration and, therefore, a set of amendments to the General Banking Law will be presented for approval to the Chilean congress.  In addition to Basel III, the Finance Ministry has announced that amendments to the General Banking Act will also include changes in the corporate governance of the SBIF to reinforce the independence of the local regulator, while establishing a dispute resolution system for Chilean banks.  Accordingly, during 2015, the Chilean Ministry of Finance convened a working-group of financial experts to analyze and recommend modifications to the General Banking Act.  This working-group released a final report in January 2016 recommending that modifications to the General Banking Act should be phased-in. Based on this report, the Ministry of Finance has announced that a bill reforming the Chilean Banking Act would be sent to the Chilean congress during 2016.  There is no certainty as to when these changes to the General Banking Act could go into effect.  Despite this, we do not expect this regulatory body will affect our profitability or results of operations in 2016. Nevertheless, we cannot assure you that these new rules will not affect our return on equity in the future, if adopted.

During 2015, the Chilean Central Bank published a final version of new liquidity standards for local banks, based on Basel III guidelines.  The SBIF is the institution empowered to put these guidelines into practice and monitor them on an ongoing basis.  Accordingly, the SBIF released a set of new liquidity requirements for banks (Circular No. 3,585) on July 31, 2015.  These guidelines established reporting requirements for local banks with respect to management and measurement of banks’ liquidity position, compelling banks to share financial information with the regulator and the general public regarding liquid assets, liabilities, concentration of financial instruments by type of liability and counterparty, weighted maturity by type of liability, among others.  Also, aligned with Basel III, these new rules require banks to report and monitor liquidity ratios such as Liquidity Coverage Ratio (“LCR”) and Net Stable Funding Ratio (“NSFR”).  The first stage of these new liquidity requirements is intended to improve the information—in quantity and quality—about the actual situation of banks without imposing specific limits, except liquidity mismatches for 30-day and 90-day periods, for which thresholds are already in place.  Regulatory limits are expected to be defined and implemented by 2017.  Accordingly, although this new regulatory body will not affect our operations and results for the year ended December 31, 2016, we cannot be sure that new liquidity requirements will not have a material impact on our financial condition or results of operations in the future.  See “Item 4.  Information on the Company—Regulation and Supervision.”

As for credit risk allowances, on December 30, 2014, the SBIF published a set of amendments to the regulations on allowances for potential loan losses.  These new rules established a standardized method for calculating provisions for loan losses for residential mortgage loans, based on past-due behavior and loan-to-value ratios, while providing new and more precise definitions for impaired loans and new requirements to remove loans from such portfolio.  In addition, this set of rules also addressed the possibility of putting into practice standardized credit risk provisioning models for consumer and commercial loan portfolios, evaluated on a grouped basis, in the future.  Lastly, the new guidelines also introduced changes to the treatment of provisions related to factoring loans.  This new set of rules went into effect on January 1, 2016.  See “Item 4.  Information on the Company—Regulation and Supervision.” Nevertheless, it is important to mention that the implementation of standardized credit risk provisioning models would only have an effect—if any—on our results of operations or financial condition prepared under Chilean GAAP, which differ to some extent from the International Financial Reporting Standards (the “IFRS”) as issued by the International Accounting Standards Board (the “IASB”).  The adoption of these guidelines will not have any impact on our results of operations or financial condition under IFRS.  Conversely, the changes and new definitions for impaired loans will have an effect on our results of operations under both Chilean-GAAP and IFRS as issued by the IASB.  However, believe that this effect will not have a material impact on our results of operations for the year ended December 31, 2016.

Additionally, in recent years the Chilean government has focused on consumer protection.  Since 2010 several legal and administrative regulations have been enacted, amended and revoked to reinforce consumer protection and the relationship of financial institutions.  For example, new modifications to the Consumer Protection

Law (Law No. 19,496) are currently being discussed by the Chilean congress, which seek to improve the existing Consumer Protection Agency (“SERNAC”) by providing SERNAC with the authority to: (i) enact rules and guidelines, (ii) interpret legal or administrative regulations, (iii) preside over proceedings against financial institutions and (iv) impose fines, exercise class actions, and carry out collective mediations, among others.  In connection with the modifications and to ensure the due application and exercise of SERNAC’s new authority, the Chilean government is currently considering the application of “Chinese Walls” between SERNAC’s team members enacting rules and guidelines and interpreting legal or administrative regulations and the SERNAC’s team members imposing fines.

Although the final law has not been passed, the Chilean senate has approved some changes and the Chilean government has introduced amendments to: (i) enhance SERNAC’s corporate governance, (ii) provide consumers with adequate tools and improved access to file claims for violations of the Consumer Protection Law and (iii) impose fines for violations of the Consumer Protection Law, among others.  Although this bill is expected to be passed in 2016, there is no certainty as to when such law could go into effect.  In addition, as the final contents and extent of the law remain unknown, we cannot assure you that this law will not substantially affect the banking industry.  Furthermore, we cannot assure you that regulators will not impose more restrictive limitations in the future on the activities of banks, including us, than those that are currently in effect.  Any such change could have a material adverse effect on our results of operations or financial condition in a fashion that we cannot determine in advance.  For more information, see “Item 4.  Information on the Company—Regulation and Supervision.”

In September 2014, the Chilean government enacted a law reforming the Chilean tax system. This tax reform (Law No. 20,780) gradually increases the first category tax or corporate tax rate between 2014 and 2018 while establishing two alternative tax regimes from 2017 onwards: (i) the Semi-Integrated Regime and (ii) the Attribution Regime. Nevertheless, following this reform in the Chilean taxation system, in February 2016, a new tax law was enacted (Law No. 20,899), which simplified the previously mentioned reform (Law No. 20,780) by limiting the possibility of choosing between the two alternative tax regimes. According to this new law, publicly-traded companies will only be subject to a Semi-Integrated Regime. Modifications introduced by these two laws also affected taxes levied on cash dividends received by investors that hold shares of common stock or ADS from 2017 onwards. Although these reforms are currently in place, some rulings associated with their implementation are still under review by the Chilean Internal Revenue Service (the “Chilean IRS”). Accordingly, changes to or statements regarding the interpretation of new taxation guidelines by the Chilean IRS could affect our results of operations, performance indicators or the effective return earned by stockholders or ADS holders in a fashion that we cannot determine in advance. For more information, see “Item 4.  Information on the Company—Regulation and Supervision—Amendments to the Reform that Modified the Chilean Tax System” and “Item 10.  Additional Information—Taxation—Chilean Tax Considerations.”

Future changes in accounting standards could impact our results.

The IASB, or other regulatory bodies, periodically introduce modifications to financial accounting and reporting standards under which we prepare our consolidated financial statements. These changes can materially impact the means by which we report financial information, affecting our results of operations. Also, we could be required to apply new or revised standards retroactively. Currently, we cannot assure you that future changes in financial accounting and reporting standards will not substantially affect our results of operations or performance indicators, as we do not know the extent of future standards.

Increased competition and industry consolidation may adversely affect our operations.

The Chilean market for financial services is highly competitive.  We compete with Chilean and foreign banks, with Banco del Estado de Chile, which is government-owned, and with large department stores that are allowed to grant consumer loans to a large portion of the Chilean population, especially in the low and middle-income segments, through credit card financing.  In addition, the retail segment (which encompasses individuals and small and medium-sized companies) has become the target market of several banks, since banking penetration is still in progress in Chile, particularly in this segment.  Accordingly, competition within this market is increasing as banks are continuously incorporating new and tailored products and services, while striving to improve service quality.  As a result, net interest margins (once deducted provisions for loan losses) in these sub-segments are likely to decline over time.

We also face competition from non-banking competitors in some of our credit products, especially credit cards and installment loans.  In these markets, competition from non-banking companies like large department stores, private compensation funds and saving and credit cooperatives has become increasingly significant.  In addition, we face competition from other types of lenders, such as non-banking leasing, factoring and automobile financing companies (especially in credit products), as well as mutual funds, pension funds and insurance companies within the market for savings products and mortgage loans.  Nevertheless, banks continue to be the main suppliers of leasing, factoring and mutual fund management, while growing quickly in insurance brokerage services.  However, we cannot assure you that this trend will continue in the future.

Lastly, in the past, increasing competition within the Chilean banking industry has been accompanied by a consolidation wave and the entry of international players to the system through multiple mergers and acquisitions.  We expect these trends will continue and result in the creation of larger and stronger banking conglomerates offering a wide range of products and services while targeting most of the segments in the Chilean banking market.  These trends may adversely impact our results of operations as they may translate into higher interest rates paid on deposits and lower interest rates earned on loans, resulting in decreased net interest margins.  For more detail regarding past and recent changes in the Chilean banking industry see “Item 4.  Information on the Company—Business Overview—Competition.”

Our exposure to certain segments of the retail market could lead to higher levels of total past-due loans and subsequent charge-offs.

Although we have historically been focused on wholesale banking, over the last five years we have reoriented our commercial strategy to increase penetration of the retail banking segment while maintaining our market-leading position in wholesale banking segments.  In fact, according to our management information systems, the share of the retail banking segment in our total loan book has increased from 47.9% in 2010 to 55.1% in 2015.  Although this trend has been associated with expansion in middle and higher income personal banking, our retail banking segment is also composed of small and medium-sized companies (approximately 11.3% of our total loan book as of December 31, 2015, which consists of companies with annual sales of up to Ch$1,600 million) and, to a lesser extent, of lower-income individuals (approximately 3.3% of our total loan book as of December 31, 2015, which consists of individuals with monthly incomes ranging from Ch$170,000 to Ch$500,000).  Since these customers are likely to be more severely affected by adverse developments in the Chilean economy than large corporations and higher-income individuals, we may be exposed to higher levels of past-due loans and subsequent write-offs, in the future, which could result in materially higher allowances for loan losses that could adversely affect our results of operations.

As of December 31, 2015, our past-due loans (loans 90 days or more past-due) reached Ch$299,792 million, which represented a 9.8% annual increase as compared to the Ch$272,983 million recorded in 2014. These figures translated into past-due ratios (loans 90 days or more past-due over total loans) of 1.25% in 2014 and 1.22% in 2015.  According to our management information systems, as of December 31, 2015 our past-due loans (loans 90 days or more past-due) were composed of 83.9% retail banking 90 days or more past-due loans (consumer and residential mortgage loans to individuals, as well as commercial loans to small and medium sized companies) and 16.1% wholesale banking 90 days or more past-due loans (commercial loans to large companies and corporations).  During the prior fiscal year, our past-due loans (90 days or more) portfolio was composed of 80.6% retail banking past due loans (90 days or more) and 19.4% wholesale banking past due loans (90 days or more).

The annual increase of Ch$26,809 million in the amount of past-due loans (loans 90 days or more past-due) was mainly attributable to the retail banking segment, including both SME and personal banking.  In fact, according to our management information system, past-due loans (loans 90 days or more past-due) in retail banking increased by approximately Ch$30,908 million in 2015 as compared to 2014, whereas past-due loans (loans 90 days or more past-due) in the wholesale banking segment decreased by approximately Ch$4,099 million on an annual basis.  This is in line with the growth displayed by both segments within our total loan book over time, as well as higher delinquency evidenced in mortgage loans and loans granted to small and medium sized companies.  This has been aligned with a less robust economic backdrop following the economic slowdown of the local economy that began in 2013 and continued through 2014 and 2015.  Although certain indicators that directly affect the retail banking segment—such as unemployment—remained constant at low levels during 2015, there has been a counterbalance between the employed and self-employed work force.  Similarly, real wages have decelerated over the last two years.  Moreover, consumer confidence has declined as individuals continue to hold a negative outlook with respect to the local economy.  In light of these trends, we have tightened the entire credit process, from assessment to collection, while introducing stricter requirements related to collaterals, financial burden, loan-to-value ratios, etc.  These measures have enabled us to maintain delinquency at adequate levels, despite loan growth and the economic slowdown, which has resulted in relatively low levels of provisions for loan losses.  Nonetheless, we cannot assure you the trend in past-due loans (90 days or more) will not continue if global or local economic conditions deteriorate in the future.

For more information, see “Item 4.  Information on the Company—Business Overview—Principal Business Activities.”

One of our affiliates may be obligated to sell shares of our stock in the public market if we do not pay sufficient dividends.

As of December 31, 2015, Sociedad Administradora de la Obligación Subordinada S.A. (“SAOS”), our affiliate, held 29.75% of our shares as a consequence of our 1996 reorganization.  This reorganization was due in part to the 1989 repurchase by the Central Bank of certain non-performing loans that we had previously sold to the Central Bank and later exchanged for subordinated debt without a fixed term.  For more information, see “Item 4.  Information on the Company—History and Development of the Bank—History—The 1982-1983 Economic Crisis and the Central Bank Subordinated Debt.”

In exchange for assuming the Central Bank debt, SAOS received from SM-Chile S.A. (“SM-Chile”), a holding company that controls SAOS, a stake of 63.6% of our shares as collateral for this debt.  Dividends received from us are the sole source of SAOS’s revenues, which—in turn—must be used to repay this debt.  To the extent distributed dividends were not sufficient to pay the amount due on this debt, SAOS is permitted to maintain a cumulative deficit balance with the Central Bank that SAOS commits to pay with future dividends.  If this cumulative deficit balance exceeds 20% of our paid-in capital and reserves, the Central Bank may require SAOS to sell a sufficient number of our shares to pay the entire amount of the accumulated deficit.  As of March 31, 2016, SAOS maintained a surplus with the Central Bank of Ch$603,592 million, equivalent to 23.0% of our paid-in capital and reserves as of the same date.

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

The results of our operations depend to a great extent on our net interest income, which represented 73.9% of our total operating revenues in 2015.  Changes in nominal interest rates and inflation could affect the interest rates earned on our interest-earning assets differently from the interest rates paid on our interest-bearing liabilities, resulting in net income reduction.  Inflation and interest rates are sensitive to several factors beyond our control, including the Central Bank’s monetary policy, deregulation of the Chilean financial sector, local and international economic developments and political conditions, among other factors.  Any volatility in interest rates could have a material adverse effect on our financial condition and results of operations.

The average annual short-term nominal interest rate in Chile for 90 to 360 day deposits received by Chilean financial institutions was 5.20% in 2013, 3.91% in 2014, and 3.77% in 2015.  The average long-term nominal interest rate based on the interest rate of the Central Bank’s five-year bonds traded in the secondary market was 5.19% in 2013, 4.43% in 2014 and 4.14% in 2015.

Inflation in Chile has been moderate in recent years, especially in comparison with periods of high inflation experienced in the 1980s and 1990s.  High levels of inflation in Chile could adversely affect the Chilean economy, consumer purchasing power, household consumption and investment in machinery and equipment and, therefore, the demand for financing and our business.  The annual inflation rate (as measured by annual changes in the CPI and as reported by the Chilean National Institute of Statistics) during the last five years and the first three months of 2016 was:

Year	Inflation (CPI Variation)
2011	4.4
2012	1.5
2013	3.0
2014	4.6
2015	4.4
2016 (through March 31)	1.1%

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

As all large financial institutions, we are exposed to many operational risks, including the risk of fraud by employees and outsiders, failure to obtain suitable internal authorizations, failure to properly document in-person and online transactions, equipment failures, mistakes made by employees and natural disasters, such as earthquakes, tsunamis and floods.  Furthermore, we are exposed to criminal events or terrorist attacks resulting in physical damage to our buildings (including our headquarters, offices, branches and ATMs) and/or injury to customers, employees and others.  Although we maintain a system of operational controls composed of both trained staff and world-class technological resources, as well as comprehensive contingency plans and security procedures, there can be no assurances that operational problems, errors, criminal events or terrorist attacks will not occur and that their occurrence will not have a material adverse impact on our results of operations, financial condition and the value of our shares and ADSs.

Cybersecurity events could negatively affect our reputation or results of operations and may result in litigation.

We have access to large amounts of confidential financial information and hold substantial financial assets belonging to our customers as well as to us.  In addition, we provide our customers with continuous online access to their accounts and the possibility of transferring substantial financial assets by electronic means while purchasing goods or withdrawing funds, in Chile and abroad with credit and debit cards issued by us.  Accordingly, cybersecurity is a material risk for us.

We depend on a variety of Internet-based data processing, communication, and information exchange platforms and networks.  We cannot assure you that all of our systems are entirely free from vulnerability.  Additionally, we enter into contracts with several third parties to provide our customers with data processing and communication services.  Therefore, if information security is breached, or if one of our employees or external service providers breaches compliance procedures, information could be lost or misappropriated, which may affect our results of operations, damage others or result in potential litigation.

We are also exposed to cyber-attacks and other cybersecurity incidents in the normal course of business.  There has recently been an increased level of attention focused on cyber-attacks against large corporations that include, but are not limited to, obtaining unauthorized access to digital systems for purposes of misappropriating cash, other assets or sensitive information, corrupting data or causing operational disruption.  Cybersecurity incidents such as computer break-ins, phishing, identity theft and other disruptions could negatively affect the security of information stored in and transmitted through our computer systems and network infrastructure, which may result in significant liability to us in excess of insurance coverage, and may cause existing and potential customers to refrain from doing business with us.  Although we, with the help of service providers, intend to continuously implement security technology devices and establish operational procedures to prevent such damage, we cannot assure you that these security measures will be successful.

Any downgrade in Chile’s or our credit rating could increase our cost of funding, affecting our interest margins, results of operations and profitability.

Our current credit ratings determine the cost and the terms upon which we are able to obtain funding in the ordinary course of business. Rating agencies regularly evaluate us by taking into account diverse factors, including our financial strength, the business environment and the economic backdrop in which we operate. Thus, methodologies used by rating agencies evaluate Chile’s sovereign debt ratings when determining our ratings. Accordingly, if Chile’s sovereign debt is downgraded, our credit rating could also be downgraded to an equivalent level.

Any downgrade in our debt credit ratings could result in higher borrowing costs for us while requiring us to post additional collateral or limiting our access to capital markets. All of these factors could adversely impact our commercial business by affecting our ability to: (i) sell or market our products, (ii) obtain long-term debt and engage in derivatives transactions, (iii) retain customers who need minimum ratings thresholds to operate with us, (iv) maintain derivative contracts that require us to have a minimum credit rating and (v)  enter into new derivative contracts, which could impact our market risk profile, among other effects. Any of these factors could have an adverse effect on our liquidity, results of operations and financial condition.

Due to the volatility in the financial markets in recent years and concerns about the soundness of developed and emerging economies, we cannot assure you that rating agencies will maintain our and Chile’s sovereign debt current ratings and outlooks.

Risks Relating to our ADSs

Our principal shareholders may have interests that differ from those of our other shareholders and their significant share ownership may have an adverse effect on the future market price of our ADSs and shares.

As of April 25, 2016, LQ Inversiones Financieras S.A. (“LQIF”), a holding company beneficially owned by Quiñenco S.A. and Citigroup Chile S.A., holds directly and indirectly approximately 51.1% of the voting rights of our shares.  These principal shareholders are in a position to elect a majority of the members of our board of directors, direct our management and control all matters decided by a shareholder vote, including the approval of fundamental corporate transactions.

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

While our ADSs have been listed on the New York Stock Exchange (the “NYSE”) since the first quarter of 2002, there can be no assurance that an active trading market for our ADSs will be sustained.  During 2015, a daily average volume of approximately 50,366 of our American Depositary Receipts (“ADRs”) were traded on the NYSE, according to data provided by Bloomberg.  Although our shares are traded on the Santiago Stock Exchange, the Valparaiso Stock Exchange and the Chilean Electronic Stock Exchange, the Chilean market for our shares in Chile is small and somewhat illiquid.  As of April 25, 2016, approximately 31.3% of our outstanding shares were held by shareholders other than our principal shareholders, including LQIF, SM-Chile and SAOS, considering direct ownership.

If an ADS holder withdraws the underlying shares from the ADR facility, the small size of the market, its limited liquidity, as well as our concentrated ownership, may impair the ability of the ADS holder to sell the shares in the Chilean market in the amount and at the price and time such holder desires, and could increase the volatility of the price of our ADSs.

ADS holders may be unable to exercise voting rights at shareholders’ meetings and preemptive rights.

ADS holders may exercise voting rights associated with common stock only in accordance with the deposit agreement governing our ADSs. Accordingly, ADS holders will face practical limitations when exercising their voting rights because ADS holders must first receive a notice of a shareholders’ meeting from the Depositary and may then exercise their voting rights by instructing the Depositary, on a timely basis, on how they wish to vote. This voting process necessarily will take longer for ADS holders than for direct common stock holders, who are able to exercise their vote by attending our shareholders’ meetings. Therefore, if the Depositary fails to receive timely voting instructions from some or all ADS holders, the Depositary will assume that ADS holders agree to give a discretionary proxy to a person designated by us to vote their ADSs on their behalf. Furthermore, ADS holders may not receive voting materials in time to instruct the Depositary to vote. Accordingly, ADS holders may not be able to properly exercise their voting rights.

Furthermore, the Ley Sobre Sociedades Anónimas No. 18,046 (the “Chilean Corporations Law”) and the Reglamento de Sociedades Anónimas (the “Chilean Corporations Regulations”) require that whenever we issue new common stock for cash, we grant preemptive rights to all of our shareholders (including holders of ADSs) to purchase a sufficient number of shares to maintain their existing ownership percentage.  Such an offering would not be possible unless a registration statement under the Securities Act were effective with respect to such rights and common stock or an exemption from the registration requirements thereunder were available.

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

The market price of our ADSs and shares may be adversely affected by volatility in international financial markets and adverse global economic conditions.  The market for Chilean securities and the Chilean economy as a whole are influenced by economic and market conditions in the United States, Europe and certain emerging market economies, especially Asian countries, and also economic as well as political developments in Latin American countries.  Although economic conditions are different in each country, investors’ reactions to specific issues in one country may affect the financial markets in others, including Chile.  Therefore, unfavorable developments in other countries—especially in developed economies and Chile’s main commercial partners—may adversely affect the market price of our ADSs and shares.

In particular, since August 2007, the worldwide financial markets have experienced various events of significant volatility resulting from the announcement, by several U.S. banks and financial institutions, of significant write-downs related to their exposure to mortgage-backed securities and other financial instruments.  This situation, also known as the subprime crisis, translated into several and significant government bail-outs for important banks worldwide, bankruptcy for some others and an active M&A market in the financial industry intended to rescue failing banks and maintain the confidence of investors and customers, as well as avoiding bank runs.  Although the Chilean economy was not directly exposed to the U.S. housing credit market and—historically—we have not directly held any assets related to such financial instruments, the subprime crisis impacted the Chilean economy by the end of 2008, including banking activity.  Currently, the U.S. economy seems to be overcoming the effects of the subprime crisis, as evidenced by recovering mid-term growth rates, improving employment rates and increasing consumption indicators.  Consequently, after seven years of an expansionary monetary policy the U.S. Federal Reserve is tapering the quantitative easing programs intended to increase the liquidity (money supply) and reduce interest rates by purchasing government and non-government securities from the market.  Accordingly, in December 2015, the U.S. Federal Reserve increased the marginal standing facility rate from the range of 0%-0.25% to 0.25%-0.50%.  Although this decision was perceived as a positive recovery signal worldwide, we cannot assure you that past developments will not occur again in the future or that any future developments in international markets will not affect us, including our results of operations and, consequently, the market price of our ADSs and shares.

Financial deterioration in certain European countries was another indirect effect of the subprime crisis that occurred in the United States, resulting in numerous government bail-outs for distressed banks and also an in-depth revision to banking regulations and capital requirements. So far, main European economies have not been able to overcome low GDP growth rates and deflationary pressures, in spite of consecutive monetary stimuli programs executed by the European Central Bank.  During 2015, new doubts about the financial condition of European banks arose.  Similarly, the fiscal condition of many countries remained weak.  Even though our exposure to customers from troubled European countries such as Portugal, Ireland, Italy, Greece and Spain is only 0.03% of our total loans as of December 31, 2015, we cannot assure you that volatility in global financial markets due to the uncertainty regarding the fiscal condition of certain European countries will not continue and affect the Chilean economy and consequently the financial condition and results of operations of the entire Chilean banking system, including us.  Accordingly, the price of our ADS could be adversely affected by a new financial turmoil in the Eurozone, political issues, armed conflicts, uncertainty due to terrorism, a slower than expected recovery, or a deterioration in healthier economies, such as Germany, that could translate into increasing volatility and uncertainty all over the world.

Similarly, recent developments in the Chinese economy have led to increasing volatility in the financial markets and a sharp downward trend in international commodity prices.  The current Chinese economic slowdown has affected the Chilean economy due to the importance of copper exports and overall mining activity to local economic growth.  Although our exposure to the Chilean mining sector does not exceed 2.3% in terms of total loans, we cannot assure you that new developments affecting the Chinese economy will not have a material impact on Chilean economic activity and, therefore, in the local banking industry that could lead to lower loan growth for us and the Chilean financial industry as a whole, affecting the price of our shares and ADS.

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

Our core business and transactions are with customers doing business in Chile.  Accordingly, our ability to grow our business volumes and results of operations, as well as enhance our financial condition, in general, depends on the dynamism of the Chilean economy and specific macroeconomic variables such as inflation, unemployment, interest rates, consumption and investment.  The global financial crisis of 2008 that dramatically affected the economic growth in developed countries also affected the Chilean economy by the end of 2008 and during the first three quarters of 2009.  This translated into a subsequent slowdown in the local banking industry due to lower levels of consumption and deteriorated credit quality in loan portfolios prompted by unemployment and financial stress experienced by certain economic sectors.  Conversely, between 2010 and 2012 the local economy and the banking industry evidenced a significant upturn, fostered by real GDP growth that averaged 5.7% per year, mainly as a result of the recovery in consumption and investment, as well as higher fiscal spending associated with the reconstruction process after a significant earthquake in 2010.  During 2013, the Chilean economy entered into a moderate slowdown by recording a 4.0% GDP expansion, which deepened throughout 2014 as both corporate and individual confidence continued to deteriorate.  The slowdown was explained in part by both slower growth of Chile’s main commercial partners, especially China, and uncertainty associated with diverse reforms presented by the recently appointed administration that affected investment and consumption.  Accordingly, the Chilean economy grew by only 2.1% in 2015, which was influenced by a 1.5% decrease in investment that was offset by a moderate expansion of 1.5% in private consumption.  Although Chilean economic growth continues to be positive, we cannot assure you that the local economy will continue expanding in the future or that developments affecting the Chilean economy and the local banking industry will not materially affect our business, financial condition or results of operations.  For more information, see “Item 5.  Operating and Financial Review and Prospects—Operating Results—Overview”.

Currency fluctuations could adversely affect the value of our ADSs and any distributions on the ADSs.

The Chilean Government’s economic policies and any future changes in the value of the Chilean peso with respect to the U.S. dollar could affect the dollar value of our common stock and our ADSs.  Given the floating exchange rate regime that exists in Chile, the Chilean peso has been subject to large fluctuations in the past and could continue this trend in the future.  According to information published by the Chilean Central Bank, between December 31, 2014 and December 31, 2015, the value of the U.S. dollar relative to the Chilean peso increased by approximately 16.9%, as compared to the increase of 15.3% recorded in the period from December 31, 2013 to December 31, 2014.  See “Item 3.  Key Information—Selected Financial Data—Exchange Rates.”

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

Our results of operations may be affected by fluctuations in the exchange rates between the Chilean peso and the U.S. dollar despite our policy and Chilean regulations related to the general avoidance of material exchange rate mismatches.  In order to reduce the effect of exchange rate mismatches we enter into foreign exchange derivative transactions that hedge our exposure.  As of December 31, 2015, our foreign currency-denominated assets and Chilean peso-denominated assets, which contain repayment terms linked to changes in foreign currency exchange rates, exceeded our foreign currency-denominated liabilities and Chilean peso-denominated liabilities, which contain repayment terms linked to changes in foreign currency exchange rates, by an amount of Ch$6,890 million, or 0.26% of our paid-in capital and reserves.

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

Chilean law may provide shareholders with fewer and less well-defined rights.

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

On December 29, 2014, the Chilean government sent a labor reform bill to the Chilean congress for discussion and approval.  The government stated that this bill was intended to strengthen and give more power to Chilean unions.  As a result, unions would enhance their negotiation position in collective bargaining processes.  In addition, the reform modifies the current labor framework by introducing certain flexibility in the contractual relationship between workers and companies. Although the bill was approved by the Chilean congress on April 6, 2016, the Chilean Constitutional Court on April 27, 2016, has decided that certain provisions of the bill are unconstitutional; however, the resolution has yet to be published. Accordingly, the revised bill, excluding the provisions rejected by the Chilean Constitutional Court, must be submitted to the Chilean government for its promulgation or veto according to its authority. Consequently, there is no certainty about the outcome of this process and how this bill could affect the banking business or our results, if enacted.

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

We are a full service financial institution that provides, directly and indirectly through our subsidiaries, a wide variety of lending and non-lending products and services to all segments of the Chilean financial market, providing our customers with powerful, differentiated and comprehensive value offerings.  Our business is not materially affected by seasonality.  We organize our operations and deliver our services to our customers through the following four principal business segments:

(i)             retail banking;

(ii)          wholesale banking;

(iii)       treasury and money markets; and

(iv)      subsidiaries.

Through our retail banking segment, we provide our individual customers with credit cards, installment loans and residential mortgage loans, as well as traditional deposit services, such as current accounts, demand deposits, demand accounts, savings accounts and time deposits.  Our retail customers also include micro, small and medium sized companies that we serve by providing them with short and long term financing, as well as diverse deposit and cash management solutions.  In addition, our banking services for wholesale customers include commercial loans (including factoring and leasing), trade finance, capital markets services, cash management and non-lending services, such as payroll, payment and collection services, as well as a wide range of treasury, financial advisory and risk management products.

In 2008, we enhanced our value offerings by entering into a strategic partnership with Citigroup Inc., as a result of our merger with Citibank Chile.

As of December 31, 2015, we also offered international banking services through our Trade Services subsidiary in Hong Kong, our representative office in Beijing, and a worldwide network of correspondent banks.  However, in 2014, we voluntary began a dissolution process for our Trade Services subsidiary in Hong Kong, which should be completed during the second half of 2016.

In addition to our traditional banking operations, our subsidiaries and affiliates permit us to offer a variety of non-banking but specialized financial services including securities brokerage, mutual funds management, investment banking, insurance brokerage, securitization, collection and credit pre-evaluation services.

According to the SBIF, under Chilean GAAP, as of December 31, 2015, we ranked first in the Chilean banking industry in terms of net income with a market share of 25.6%.  As of the same date and excluding operations of subsidiaries abroad, we continued to be the second largest bank in Chile in terms of total loans with a market share of 18.3%, we were the largest provider of commercial loans with a market share of 18.1%, we ranked second in consumer loans with a market share of 21.0% and we were also the second largest privately-owned bank in terms of residential mortgage loans with a market share of 17.6%.  As for liabilities, excluding operations of subsidiaries abroad, we led the market in terms of total current account balances with a market share of 23.1% and, more importantly, we ranked first in current account balances held by individuals with a market share of 28.8%, both as reported by the SBIF and as of December 31, 2015.  Lastly, according to the Chilean Association of Mutual Funds, as of December 31, 2015, we were the largest mutual funds manager with a market share of 21.3%.

As of December 31, 2015, we had:

•                  total assets of Ch$31,057,596 million (approximately U.S.$43,851.8 million);

•                  total loans of Ch$24,573,426 million (approximately U.S.$34,696.5 million), before deducting allowances for loan losses;

•                  total deposits of Ch$18,234,740 million (approximately U.S.$25,746.6 million), of which Ch$8,327,048 million (approximately U.S.$11,757.4 million) correspond to current account and demand deposits;

•                  equity (including net income, non-controlling interest and provisions for minimum dividends) of Ch$3,175,325 million (approximately U.S.$4,483.4 million);

•                  net income of Ch$609,905 million (approximately U.S.$861.2 million); and

•                  market capitalization of approximately Ch$6,938,602 million (approximately U.S.$9,797.0 million).

As of December 31, 2015, we had 14,973 employees and delivered financial products and services through a nationwide distribution network of 419 branches and 1,441 Automatic Teller Machines (“ATMs”).  Our ATMs are part of a larger network of 7,932 ATMs operated by Redbanc S.A., a company we partly own along with 10 other privately-owned banks).

History

We were founded in 1893 as a result of the merger of Banco Nacional de Chile, Banco Agrícola and Banco de Valparaíso, which created the largest privately-owned bank in Chile.  We have played an important role in the economic history of Chile.  Before the creation of the Central Bank in 1926 and prior to the enactment of the General Banking Law, we were the main stabilization agent of the Chilean banking system, a role that is now performed by the Chilean Central Bank.  Beginning in the early 1970s, the Chilean Government assumed control of a majority of Chilean banks, and all but one of the foreign banks that were operating at that time closed their branches and offices within the country.  Throughout this era, we remained as a privately-owned bank, with the exception of a portion of our shares owned by the Chilean Government that were sold to private investors in 1975.  Throughout our history we have developed a well-recognized brand name in Chile and expanded our operations in foreign markets, where we developed an extensive network of correspondent banks.  In the early twentieth century, we established a representative office in London, which we maintained until 1985, when our operations in Europe were moved to Frankfurt.  The office in Frankfurt was closed in 2000, when our foreign operations were centralized at the New York branch.  In 1987 and 1988, we established four subsidiaries to provide a full range of specialized financial products and services as permitted by the General Banking Law.  In 1999, we widened our scope of specialized financial services by creating our insurance brokerage and factoring subsidiaries.  According to our estimates, we remained the largest private bank in Chile until 1996.  During the early 2000s, the Chilean banking industry witnessed intense merger and acquisition activity.  In 2002, we merged with Banco de A. Edwards, which allowed us to expand our business to new customer segments.  In 2008, we sold our U.S. branch to Citigroup in connection with our merger with Citibank Chile that was carried out during the same year.  As a result of these consolidations, we currently operate a distribution network that is composed of three brand names, namely, “Banco de Chile” (which operates throughout Chile), “Banco Edwards-Citi” (which is primarily oriented to higher income segments) and “Banco CrediChile” (which is focused on consumer loans and demand accounts for lower and middle income segments).

In 2012, we became the market leader in net income and the most profitable bank (the highest return on average equity and average capital and reserves) within the Chilean banking industry, according to information released by the SBIF.  Similarly, among our peers we were the bank with the best credit quality indicators in terms of past-due loans (loans 90 days or more past-due), provisions for loan losses over average loans and coverage of past-due loans (loans 90 days or more past-due).  Also, during 2012 we maintained our leadership in mutual funds and current accounts for individuals, while our investment banking subsidiary maintained the market leading position in corporate bond placements within the local market, according to information available at the Chilean Association of Mutual Funds, the SBIF and the Superintendencia de Valores y Seguros (the “Superintendency of Securities and Insurance” or “SVS”), respectively.  In terms of funding diversification, we improved our access to foreign debt markets by placing senior bonds in Hong Kong and Peru for a total aggregate amount of approximately U.S.$193 million.  Similarly, we established a commercial paper program in the U.S. market of U.S.$1,000 million (the “Commercial Paper”).

In 2013, we completed a very successful year by leading the industry in operating revenues—for the first time in our recent history—and net income, according to information published by the SBIF.  These achievements enabled us to remain the most profitable bank in Chile in terms of return on average equity and average assets.  Our leading position in net income was also a consequence of our market leading performance in expenses, which allowed us to reach the lowest efficiency ratio in the local industry, according to information published by the SBIF.  Also, in order to maintain a convenient and well diversified liability structure, we have continued to seek alternative financing opportunities, especially overseas.  In this regard, during 2013 we carried out four placements in Switzerland for a total amount of approximately U.S.$785 million.  Also, we established a U.S.$2,000 million medium term notes program (the “MTN Program”) in Luxembourg.  Under this program we issued medium term notes in Hong Kong and Japan for approximately U.S.$168 million and U.S.$167 million, respectively.

During 2014, the Chilean economy entered into a slowdown cycle, which affected investment and the growth of commercial loans.  Amid this slowdown, we took advantage of our competitive strengths and continued to optimize our risk-return relationship by keeping our credit risk under control and developing innovative commercial strategies.  As a result, we remained at the top of the industry in terms of net income generation and return on average equity, according to information published by the SBIF as of December 31, 2014.  In order to achieve these goals, we improved customer experience by launching cutting-edge mobile banking solutions and applying world-class business intelligence methodologies.  Furthermore, we continued to diversify our funding structure by issuing long term bonds in Switzerland, Japan and Hong Kong, while taking advantage of our U.S.$ Commercial Paper Program to raise short-term funds.  Lastly, we recorded a 15.9% annual expansion in current accounts and demand deposit (year-end balances) that enabled us to rank first in these liabilities within the local banking industry, according to information released by the SBIF as of December 31, 2014.  These figures were reflected by the interest of investors in Banco de Chile’s stock, which recorded an 86.5% annual increase in trading volumes (excluding the effect of the LQIF secondary offering), the highest increase among all publicly listed Chilean banks.

During 2015, the economic backdrop remained a leading challenge for the banking industry.  However, we remained the most profitable bank in Chile (in terms of return of return on average capital and reserves and return of average assets for banks with market share in loans above 3.0%) and the first bank in net income generation.  These accomplishments were due to diverse initiatives implemented during the year, including innovation in IT solutions for our customers, which has become one of our main goals. Due to these initiatives, we were recognized as the Best Consumer Digital Bank in Chile by GlobalFinance and as the Best Internet and Mobile Bank in Chile by Global Banking & Finance Review in 2015.  In addition, we entered into two strategic partnerships with both a local and an international airline, which will benefit our 1.5 million credit card holders.  We also acquired a commercial loan portfolio from a local bank amounting to approximately Ch$564 billion.  Moreover, 2015 was a record year for Banco de Chile in terms of bond placements amounting to roughly Ch$1,342 billion, of which Ch$156 billion were placed abroad under the U.S.$3 billion MTN Program we maintain in Luxembourg.

Merger with Banco de A. Edwards

On December 6, 2001, our shareholders approved our merger with Banco de A. Edwards, which became effective on January 1, 2002.  Banco de A. Edwards had been listed on the NYSE since 1995, and since January 2002, we have been listed on the NYSE under the symbol BCH.  We concluded the merger process with the consolidation of a new corporate structure and the integration of our technological platforms.

Merger with Citibank Chile

On December 27, 2007, our shareholders approved our merger with Citibank Chile, which became effective on January 1, 2008.  During 2008, we integrated Citibank Chile’s technological platforms with ours and established a new organizational structure in order to satisfy the needs of our customers and to achieve important synergies.  We concluded the merger process with the integration of Corporación Financiera Atlas S.A. (Citibank Chile’s consumer division) into our consumer division (CrediChile), which allowed us to nearly double our customer base and market share in consumer finance. As result of this merger and integration process, we entered into the following agreements with Citigroup Inc. to provide a framework for our relationship with Citigroup Inc., its services and trademarks in Chile: (i) the Global Connectivity Agreement, (ii) the Cooperation Agreement, (iii) the Trademark License Agreement and (iv) the Master Services Agreement.  On October 22, 2015, we entered into a new Global Connectivity Agreement, a new Cooperation Agreement and a new Trademark License Agreement with Citigroup Inc. All of these new agreements replaced the original agreements we entered into on December 27, 2008, which in turn were due to expire on January 1, 2016.  In addition, on October 22, 2015, we extended the Master Services Agreement with Citigroup Inc. for a period of six months, beginning on January 1, 2016. For more information, see “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions.

Technological Projects

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

During 2015, our efforts were concentrated on providing our customers with ground-breaking mobile applications intended to improve their access to banking products and services.  Similarly, we implemented initial stages of various technological projects to support commercial activities while reinforcing operational excellence and security in internet-based transactions.  Thus, in 2015, we launched three new smartphone applications, namely, MiCuenta, MiPass and MiSeguro, which allow our customers to execute various banking transactions through their mobile phones, including paying monthly bills, generating secure passwords for electronic money transfers and enrolling in and managing insurance policies offered by our insurance brokerage subsidiary.  Due to these applications, and those launched last year, in 2015, we were distinguished as the Best Consumer Digital Bank in Chile by GlobalFinance and the Best Mobile Banking and Internet Banking in Chile by Global Banking & Finance Review.  Similarly, we implemented the first stage of a new Internet Website with diverse functionalities especially designed for the needs of companies in the wholesale banking segment.  Additionally, we implemented a new internet-based service for money exchange.  From an operational point of view, we took several steps to improve efficiency.  Among these accomplishments, we implemented a paperless system for credit risk committees, a new platform for post-sale support for leasing operations and a pilot project for approving and clearing documentation based on images.  Also, we focused on reducing the likelihood of electronic fraud and criminality against banking services by setting a new password- generating system for cash management services while replacing approximately 60% of our ATMs with newer devices and more secure infrastructure as required by the SBIF.

Through these efforts we have maintained our commitment to anticipating changes and minimizing risks related to technological advances, including cybersecurity risks, as mentioned in “Item 3.  Key Information—Risk Factors—Risks Relating to our Operations and the Chilean Banking Industry” and “Item 3.  Key Information—Risk Factors—Risks Relating to our Operations and the Chilean Banking Industry—Cybersecurity events could negatively affect our reputation or results of operations and may result in litigation.”

The 1982-1983 Economic Crisis and the Central Bank Subordinated Debt

During the 1982-1983 economic crisis, the Chilean banking system experienced significant instability that required the Central Bank and the Chilean Government to provide assistance to most Chilean private sector banks, including us.  During this period, we experienced significant financial difficulties.  In 1985 and 1986, we increased our capital and sold shares representing 88% of our capital to more than 30,000 new shareholders.  As a result, no single shareholder held a controlling stake in the Bank.  In 1987, the SBIF returned complete control and administration of the Bank to our shareholders and our Board of Directors by ending our provisional administration based on our successful capital increases as required by Law No. 18,401.

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

The original repayment terms of our Central Bank subordinated debt, which at December 31, 1989 equaled approximately Ch$1,591,652 million (in real terms as of December 31, 2015), required that a certain percentage of our income before provisions for the subordinated debt be applied to repay this obligation.  The Central Bank subordinated debt did not have a fixed maturity, and payments were made only to the extent that we earned income before provisions for the subordinated debt.  In 1993 we applied 72.9% of our income before provisions to repay the Central Bank subordinated debt.  In 1994 we applied 67.6%, and in 1995 we applied 65.8% of our income before provisions to repay the Central Bank subordinated debt.

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

In exchange for assuming the Central Bank debt, SAOS received from SM-Chile 63.6% of our shares as collateral.  Although shares held by SAOS as collateral have economic rights that belong to the Chilean Central Bank, their voting rights are exercised by SM-Chile’s shareholders.  As a result of our merger with Banco de A. Edwards, the percentage of our shares held by SAOS decreased to 42.0%.  Subsequently, as of December 31, 2015 the percentage of our shares held by SAOS declined to 29.75%, as a result of:  (i) capital increases agreed to an Extraordinary Shareholders’ Meetings held in May 2007, January 2011 and October 2012, (ii) stock dividends paid in May 2006, May 2007, June 2009, April 2011, June 2012, May 2013, July 2014, and July 2015 and (iii) our merger with Citibank Chile in January 2008.

Dividends received from us are the sole source of SAOS’s revenues, to be applied by legal mandate to repay its debt to the Central Bank of Chile.  SAOS does not have any other material debt, as it is a special purpose legal entity created by Law No. 19,396 whose only business is to own Banco de Chile shares and repay the obligation to the Central Bank of Chile.  To the extent distributed dividends are not sufficient to pay the amount due on its debt, SAOS is permitted to maintain a cumulative deficit balance with the Central Bank that SAOS commits to pay with future dividends.  If the cumulative deficit balance exceeds an amount equal to 20% of our paid in capital and reserves, the Central Bank may require SAOS to sell a sufficient number of shares of our stock to pay the entire accumulated deficit amount.  As of March 31, 2016, SAOS maintained a surplus with the Central Bank of Ch$603,592 million, equivalent to 23.0% of our paid in capital and reserves as of the same date.  See “Item 3.  Key Information—Risk Factors—Risks Relating to our Operations and the Banking Industry—One of our affiliates may be obligated to sell shares of our stock in the public market if we do not pay sufficient dividends.”

As of December 31, 2015, the outstanding subordinated debt balance held by SAOS was Ch$465,445 million (including accrued interest).  SAOS paid to the Central Bank a total of Ch$151,560 million in 2013, Ch$145,123 million in 2014 and Ch$142,856 million in 2015, exceeding in each of those years the required minimum annual payment.

As of December 31, 2015, the major shareholder of SM-Chile was LQ Inversiones Financieras S.A. (a subsidiary of Quiñenco S.A.), which owned, directly and indirectly, 58.24% of SM-Chile’s total shares.  As of the same date, our major shareholders were SAOS, LQ Inversiones Financieras S.A. and SM-Chile, each having a direct participation of 29.75%, 26.02% and 12.63% in our total common stock, respectively.

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

Capital Expenditures

The following table sets forth our capital expenditures in each of the three years ended December 31, 2013, 2014 and 2015:

	For the Year Ended December 31,
	2013		2014		2015
	(in millions of Ch$)
BANK’S INTERNAL REPORTING POLICIES:
Computer equipment	Ch$	7,509	Ch$	22,776	Ch$	18,746
Furniture, machinery and installations	1,339		2,264		4,257
Real estate	3,026		6,028		7,909
Vehicles	375		445		564
Subtotal	12,249		31,513		31,476
Software	5,511		5,382		8,519
Total	Ch$	17,760	Ch$	36,895	Ch$	39,995

Our budget for capital expenditures for 2016 amounts to approximately Ch$68,334 million, of which expenditures in information technology investments represent 62.7%, while infrastructure projects represent the remaining 37.3%.  The budget for capital expenditures is in line with our mid-term strategic priorities of improving our efficiency and reinforcing our proximity to customers, particularly in our retail banking segment by expanding both physical and remote contact channels.  These capital expenditures will be principally financed by cash on hand and long-term debt financing.

Among the budgeted expenditures for information technology, 63.6% corresponds to new and ongoing IT projects intended to provide us with business solutions as well as productivity improvements, 8.1% is related to critical projects identified in a mid-term IT plan in its final stages and the remaining 28.3% consists of investments in technological equipment and improvements or renewal of our ATMs nationwide network, in response to the Chilean regulator’s new security requirements for the ATMs operation.

Our 2016 budget for infrastructure expenditures includes disbursements associated with renovation and restoration of our main building, implementation and relocation of commercial branches and general maintenance investments.

All of the aforementioned investments have been or will be made in Chile.

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

Our main competitive strengths are:

Brand Recognition and Strong Corporate Image

We have operated in the Chilean financial industry for over 120 years under the “Banco de Chile” brand name.  In order to provide our customers with specialized value offerings and a wider range of financial products and services, we have also developed the “Banco Edwards|Citi”, “Banco CrediChile” and “Banchile” brand names.  We believe our long standing history in the Chilean market is recognized by our customers and the general public, who associate us with quality, reliability and social responsibility within the Chilean financial industry, as demonstrated in various polls conducted by well-known market research companies.  According to market research conducted by Adimark GFK (part of the GFK Group), during 2015 we remained the most recognized brand among financial institutions operating in Chile.  We believe that our long history in the Chilean banking industry is a key element that differentiates us from our competitors.

Additionally, we believe that our merger with Citibank Chile reinforced our corporate image as a leading financial institution within Chile and allowed us to gain recognition among customers and investors all over the world.

We also believe that our strong corporate image is further strengthened by our commitment to social responsibility, which includes supporting the Teleton Foundation (a non-governmental organization dedicated to assisting and treating disabled Chilean children), our partnership with institutions dedicated to improving the quality of Chilean education, our participation in campaigns intended to improve the quality of life of needy people, our commitment to the development of sports in Chile and other initiatives intended to strengthen our role in, and contribution to Chilean society.

Business Scale and Leading Market Position

We are one of the largest financial institutions in Chile and a market leader in a broad range of financial products and services within the Chilean financial system, as listed in the following table:

	As of December 31, 2015
	Market Share	Market Position
Commercial Loans(1)	18.1%	1st
Year-End Balances of Total Demand Deposits and Current Account(1)	23.1%	1st
Current Accounts Balances held by Individuals	28.8%	1st
Mutual Funds (Assets Under Management)	21.3%	1st
Net Fees and Commissions Income	20.3%	1st
Net Income for the Period	25.6%	1st

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

In addition, in recent years we have been focused on further penetrating the retail banking business through diverse value offerings intended to cover all of the population and enterprises we target.  Therefore, in recent years we have prioritized expanding our residential mortgage portfolio and our presence in transactional services such as credit cards, current accounts and demand accounts, as we believe they are effective means to build long-term relationships and customer loyalty, while increasing cross-selling opportunities.  As a result, through our Individual and SME Banking Unit (which belongs to our Commercial Division), we lead the market in services offered to high income individuals for whom we have developed an attractive and complete portfolio of financial services, including a full range of wealth management services through one of our subsidiaries.  Also, our Consumer Finance Division (Banco CrediChile) has become one of the largest providers of consumer loans among the Chilean banks’ consumer divisions, based on comprehensive service offerings for low income individuals.  This has been recently supplemented by the implementation of value offerings satisfying small scale entrepreneurs’ financial needs and individual customers in outlying districts seeking deposit and transactional solutions.  This broad variety of services has also enabled us to lead the Chilean market in terms of income from fees and commissions.

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

Broad Customer Base and Nationwide Distribution Network

We believe that we have one of the largest customer bases among financial institutions in Chile.  In recent years, we have been able to expand our customer base by providing attractive and tailored value offerings based on continuously improving segmentation and by applying sophisticated business intelligence tools.  As of December 31, 2015, we had approximately 2,200,000 customers, including approximately 1,170,000 borrowers, roughly 760,000 current accounts holders, nearly 131,000 time deposit holders, approximately 368,000 saving account holders and approximately 1,540,000 credit card holders.  Our customer base is composed of the sum of individuals and companies holding and using at least one or a combination of the following products: a loan, a current account, a credit card or a demand account.

We believe that our broad customer base is both an essential driver of our business and a valuable asset that enables us to cross-sell our products and services.

In order to better serve our customers, we are present in all regions of Chile and strive to be accessible to every Chilean customer through our large branch network as well as non-physical contact channels.  As of December 31, 2015, we had a nationwide branch network of 419 branches, the second largest in Chile among privately-owned banks, according to information published by the SBIF.  This network is composed of 254 branches under our “Banco de Chile” brand name, 39 branches under our “Banco Edwards|Citi” brand name and 126 branches under our “Banco CrediChile” brand name.  We believe that our branch network enables us to develop close relationships with our customers and therefore we are constantly assessing new branch locations throughout Chile.

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

We have also enhanced our branch network with non-physical remote channels, such as ATMs, Internet-based online platforms and mobile banking applications.  As of December 31, 2015, we had 1,441 ATMs throughout Chile and launched diverse mobile banking applications including MiBanco, MiBeneficio, MiCuenta, MiPago, MiPass and MiSeguro.

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

Competitive Funding Structure

We believe that we have a cost effective and highly competitive funding structure based on our leading market position in current accounts and demand deposits, especially among individuals.  According to the SBIF, as of December 31, 2015, we ranked first within the Chilean banking industry in current account and demand deposits held by individuals by attaining a 28.8% market share.  Similarly, as of that same date and excluding operations of subsidiaries abroad, we were the principal bank in Chile in terms of total balances of our non-interest bearing current accounts and demand deposits representing 23.1% of the industry, as reported by the SBIF.  Also, our total balances of current accounts and demand deposits represented 26.6% of our funding structure as of December 31, 2015, as compared to the 19.6% reported by the Chilean financial industry as a whole, excluding Banco de Chile.

Our funding structure provides us with a cost advantage over many of our competitors (which use a higher proportion of interest bearing liabilities), as current accounts and demand deposits are non-interest bearing in Chile.  Our solid market position in demand deposits, together with our high international credit ratings, translated into one of the lowest costs of funding from liabilities associated with interest bearing deposits and long-term debt, among the seven largest banks in Chile.

We are constantly striving to diversify our liability structure in order to maintain a competitive cost of funding and improve our liquidity.  During 2015 we completed long-term debt placements in Chile and abroad of approximately Ch$1,342,224 million, of which approximately Ch$155,844 million were issued abroad.  Unlike previous years, during 2015 we were less active in placing bonds abroad due to less attractive financial conditions, particularly associated with structuring hedging position.  Accordingly, local and international long-term debt have increased their joint share in our funding structure.  In fact, our issued long-term debt represented roughly 9.7% of our total assets in 2010 as compared to 19.5% as of December 31, 2015.  This increase has allowed us to replace deposits coming from institutional and wholesale customers, which are, in general, a less stable source of funding.  Thus, our funding diversification strategy has contributed to lengthen the maturity of our liabilities and, therefore, to improve our liquidity.

Superior Asset Quality

We are one of the Chilean financial institutions with the highest credit quality and the healthiest loan portfolio in Chile. We believe this asset quality is the result of our well known prudent risk management approach and accurate credit risk models that are continuously being updated and have enabled us to maintain relatively low levels of past-due loans (loans 90 days or more past-due) and high coverage indicators over the last few years.  According to the SBIF, as of December 31, 2015, we had a delinquency ratio (loans 90 days or more past-due as a percentage of total loans) of 1.22%, which was well below the industry average delinquency ratio of 2.08% reported by the Chilean banking industry (excluding Banco de Chile) as of the same date.  Additionally, as of December 31, 2015 we had a coverage ratio (allowances for loan losses over loans 90 days or more past-due) of 200.8%, which was well above the industry average coverage ratio of 127.6% as of the same date (excluding Banco de Chile).

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

Strategic Priorities

Our long-term strategy is intended to maintain profitable growth by enhancing our market-leading position within the Chilean financial industry through a broad range of financial products and services to corporations and individuals nationwide.  As part of this strategy, we have developed a multi-brand approach to target different market segments.  We aim to leverage our strongly positioned brand names “Banco de Chile”, “Banco Edwards|Citi” and “Banco CrediChile” in traditional banking, which are supplemented by specialized financial services (such as securities brokerage, mutual funds management, securitization, financial advisory and insurance brokerage) provided by our subsidiaries that operate under the “Banchile” brand name.

Since the performance of our business depends on many factors, we cannot assure you that we will be able to implement our strategies successfully or that we will be able to reach our strategic goals.  For a discussion of certain risks applicable to our operations, industry and country we operate in, see “Item 3. Key Information—Risk Factors”.

Our business model is focused on those lines of business that add significant economic value to our shareholders, have appropriate levels of risk and allow us to strengthen long-term relationships with our customers.  We seek sustained growth, particularly in higher-margin segments and business areas that show strong growth potential.  Accordingly, in recent years we have reoriented our business focus towards the retail, large companies and treasury segments, in which we aim to achieve the same prominent position that we have obtained in the corporate segment.  Thus, we strive to:

•                  Lead the Retail Banking Business

In our retail banking segment, our aim is to lead the market by providing differentiated and comprehensive value offerings based on a deep and continuously improving segmentation that permits us to engage in profitable and high-growth potential business opportunities.  Thus, we expect to expand our business and customer base by developing tailored service models, optimizing our branch network, enhancing our presence in the small and medium companies market and reinforcing certain lending products that should enable us to consolidate long-term relationships with our upper and middle-income individual customers, especially through payment channels usage (such as credit cards), installment loans and residential mortgage loans.  Similarly, we aspire to target lower-income individuals and microbusinesses by promoting payroll-deduction lending and attracting customers previously unattached to any bank through a basic array of services, as well as providing commercial credit.

Following the trend of the past several years, in 2015, we continued to prioritize growth in middle and upper income segments in personal banking, based on our view of the local economy and the potential effects of the economic slowdown on the lower income segment’s payment capacity.  In addition, we promoted loan growth in less risky assets, such as mortgage loans, by taking advantage of specific trends seen in the real estate market.  Also, we continued to apply business intelligence tools while improving segmentation of our customer base.  This allowed us to develop tailored value offerings while avoiding competition among our in-person and online distribution channels, as a result of an accurate cost-based pricing.  We have also focused on transactional services, especially credit cards, by improving benefits to our 1.5 million credit card holders.  In this regard, during 2015, we entered into two strategic partnerships with a local and an international airline.  This strategy is intended to reinforce our loyalty programs by allowing customers to redeem their credit card points to purchase flight tickets or miles at special discounts.  All of these initiatives have been supplemented by the development of cutting-edge mobile banking applications.  In 2015, we launched three new smartphones applications (MiCuenta, MiPass and MiSeguro), which complemented those released in 2014 (MiBanco, MiPago, MiBeneficio).  These applications seek to improve access our customer’s access to various financial services, including monthly bill payments, online password generation for electronic money transfers and insurance premiums purchase and management.

In addition, we have continued to strengthen value offerings for CrediChile customers (lower-income segment customers with monthly income between Ch$170,000 and Ch$500,000).  Thus, CrediChile added more benefits to CuentaChile by creating ClubChile to increase transactions by improving customer loyalty.  Benefits for ClubChile members include discounts at a variety of stores and non-financial services.  Also, CuentaChile users can use the CajaChile network, which provides CuentaChile customers with a suite of basic financial services through a transactional platform located in local convenience stores in socially or geographically isolated communities.  As of December 31, 2015, we had 2,138 CajaChile locations covering approximately 74% of the country’s communities.

These initiatives are intended to take advantage of the retail banking segment’s growth potential.  Even though Chile’s per capita GDP has increased fourfold over the last 26 years, banking penetration in the Chilean economy is still below that in developed countries, particularly within the low and middle income population segments and with respect to certain banking products such as residential mortgage and consumer loans.  In fact, as of December 31, 2015, the loan book of the Chilean banking industry (excluding operations of subsidiaries abroad) represented 85.2% of the Chilean GDP.  As of the same date, mortgage and consumer loans represented 23.0% and 11.5%, respectively.

Accordingly, all of the above contributed to an increase in loan balances managed by our retail banking segment of approximately 15.4% in 2015 as compared to 2014.  This increase was due to an 18.2% annual growth in mortgage loans, a 14.4% increase in commercial loans and a 11.6% increase in consumer loans.  For consumer, it is worth mentioning the annual increase of 15.1% in loans related to credit cards and an increase of 10.5% in installment loans.

We believe we can grow further in this segment since, according to the SBIF, as of December 31, 2015, we had a 17.6% market share in residential mortgage loans and a 21.0% market share in consumer loans, both below the market stake held by the market leader.  As for consumer loans, due to our effective strategies focusing on middle and upper income segments, the gap between us and the market leader decreased from 3.6% as of December 31, 2014 to 2.3% as of December 31, 2015 . With respect to residential mortgage loans, however, the gap between us and the market leader moderately increased from 3.8% as of December 31, 2014 to 3.9% as of December 31, 2015.  This increase is aligned with our prudent approach to risk-taking.  Given the boost observed in the housing market over the last five years, during 2015 we tightened the entire credit process, from admission to collection, and imposed stricter conditions to granting mortgage loans in order to maintain a balanced risk return relationship.

Despite our efforts to increase market penetration of retail banking, especially in lending products, we believe that the fierce competition in the banking industry compels us to innovate in terms of new products and services to diversify our revenue sources.  Accordingly, we have strived to build comprehensive value offerings for our retail segment, prioritizing fee based income. As a result, our consolidated income from fees and other services has become an important source of revenue for us, reaching Ch$272,188 million (or 16.4% of our total operating revenues) in 2014 and Ch$305,979 million (or 18.4% of our total operating revenues) for the year ended December 31, 2015.  We aim to generate increasing revenues from fees and commissions by developing innovative products and services and reinforcing cross-selling.

•                  Lead the Wholesale Banking Business

In our wholesale banking segment (which targets companies with annual sales over Ch$1,600 million), we aim to maintain our leading market position in terms of loans while achieving higher profitability in a market that is characterized by low margins and fierce competition. We intend to accomplish these goals by increasing our cross-selling of non-lending products and services through various initiatives.  We are focused on improving our offering of cash management services, enhancing our internet-based services, increasing the penetration of products designed by our treasury and money market operations segment, enhancing our presence in certain lending products such as leasing and factoring and promoting international businesses by taking advantage of the commercial synergies related to both our merger with Citibank Chile (such as the Global Connectivity Agreement with Citigroup) and the specialized financial services offered by our subsidiaries, such as securities brokerage, mutual funds management and financial advisory in order to meet the needs of certain niches within this business segment.

As a result, according to our management information system, we increased our cross-selling indicator of non-lending revenues to lending revenues from 1.31 times as of December 31, 2009 to 1.80 times as of December 31, 2015.  We expect to continue enhancing our cross-sell indicators in order to optimize the profitability of the wholesale banking segment.  This achievement took place together with a loan growth of 8.7% in year-end balances of total loans managed by our wholesale banking segment.  This expansion was mainly explained by loans granted by our Large Companies and Real Estate Unit (annual turnover between Ch$1,600 and Ch$70,000 million) with loan balances increasing by 10.6% and, to a lesser extent, by an annual increase of 5.9% in loan balances managed by our Corporate Division (annual sales above Ch$70,000 million).  This trend in loans has been the result of plans intended to enhance the closeness with the customers through a dual model of service that includes several on-site visits by a team composed of account officers and credit risk analysts.

Also, part of the expansion in lending products during 2015 was associated with the acquisition of a portfolio of commercial loans from a local bank amounting to approximately Ch$564,000 million.  This was a strategic business opportunity to broaden our business relationship with certain customers who were also our customers, but also to gain new customers and improve our cross-selling platform.

We also promote diverse services such as leasing, factoring and cash management in this segment.  Based on this view, we remained one of the leaders in these markets in 2015 by ranking second in both factoring and leasing related loans with market shares of 21.5% and 19.6%, respectively (including operations of subsidiaries abroad).  Regarding cash management services, during 2015 we increased joint volumes related to collection and payment agreements by approximately 6.5%.

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

Consistent with this view, during 2015 we continued to improve customer experience by enhancing our commitment to service quality.  In this regard, we strived to reinforce this concept across the corporation by embracing new service quality standards and communicating them not only to commercial units but also to back- and middle-office areas.  Thus, we made efforts to target those branches with service quality standards below the Bank’s average (outliers).  For these branches we designed special plans to enhance procedures and improve the treatment of specific situations.  In general, we achieved an overall improvement in service quality measures in all of the targeted branches.  Furthermore, we invested further resources in IT systems to support quality management. For example, we implemented a call-center system that meets our SMEs customers’ requirements and ensures our SMEs customers have access to prompt and adequate assistance. Similarly, we have automated the process for completion of certain commercial documentation to improve account officers’ productivity by allowing them to focus on commercial tasks.  On the other hand, we also concentrated on training our staff in specific methodologies and procedures for solving customer complaints.

Overall, based on customer satisfaction surveys, we believe that our current service quality standards meet our customers’ expectations. To maintain our customers’ satisfaction, we remain focused on continually improving our service quality standards to properly respond to increasing customers’ expectations and changes in competitors’ strategies.  For this reason, in 2015, we devoted efforts to developing “customer journeys” by enhancing processes in diverse products and contact channels to provide our customers with the best quality standards in all of their transactions with the Bank.

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

In 2013, 2014 and 2015, we invested a total of approximately Ch$68,500 million (composed of approximately Ch$13,000 million, Ch$28,200 million and Ch$27,300 million in 2013, 2014 and 2015, respectively) in information technology, mainly software and hardware, as we believe this is one of the best ways to improve our service quality and operating efficiency while properly fitting customers’ needs, which are increasingly linked to IT services.  Similarly, we are continuously developing and optimizing internal processes in order to reduce and manage our expenses.

In this regard, during 2015, we continued to focus on operating efficiency through diverse projects intended to improve the quality and responsiveness of internal operating processes. Moreover, we invested additional resources in optimizing certain procedures that take advantage of imaging technology and improve electronic security for online transactions. For example, we have automated the process for completion of certain commercial documentation to improve account officers’ productivity by allowing them to focus on commercial tasks.  In addition, we began the initial stage of an electronic system for documentation approval. We also improved security in electronic transactional services by setting a new password-generating device for electronic money transfers and cash management services used by companies.  This should enable us to reduce operational risks and electronic frauds.  Lastly, as requested by the Chilean government, we have continued to renew our ATMs network by replacing older devices with new ATMs with more sophisticated technology. Similarly, we have reinforced the infrastructure and security standards for ATMs located within our branches and —more importantly— for those placed in convenience stores and public places.

As a result of these initiatives, our efficiency ratio, measured as consolidated operating expenses over consolidated operating revenues, has maintained suitable levels over the last three years.  During 2013, 2014 and 2015, our efficiency ratio was 41.9%, 43.8% and 43.7%, respectively.  Based on information published by the SBIF, under Chilean GAAP, as of December 31, 2015 we ranked second in terms of efficiency within the local banking industry.

•                  Enhance Corporate Reputation

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

In line with this view, during 2015, we continued to support diverse social endeavors by collaborating with “Desafío Levantemos Chile,” which is an initiative intended to promote entrepreneurship throughout Chile and especially within lower income segments. Based on this partnership, we assisted people affected by earthquakes and floods that occurred in northern Chile during 2015 by donating both monetary and non-monetary resources to help re-establish many entrepreneurs’ working capacity.  In addition, we maintained our commitment to disabled people by supporting Teleton Foundation throughout the year by assisting disabled children and supporting disabled athletes and artists. However, our most significant contribution to Teleton in 2015 was our involvement, as every year since its foundation, in Teleton’s annual fund-raising campaign. For instance, we assisted Teleton’s fund-raising campaign by offering our physical infrastructure, our technological resources and making an important monetary donation. Similarly, we continued to make charitable contributions to improve the quality of education across lower income segments through Astoreca Foundation. Finally, we are also committed to the financial education of the Chilean population, especially the lower income segment in order to promote saving and avoid over-borrowing.  Accordingly, in 2015, we carried out various on-site workshops and e-learning programs to train approximately 28,000 individuals and entrepreneurs.

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

We also seek to remain one of the most respected employers in Chile.  For this reason, we have recently undertaken diverse projects and initiatives intended to emphasize our commitment to recruiting and retaining excellent employees, including a platform that manages the internal mobility of our employees. Also, we have improved our competence evaluation methodology to identify remarkable employees and enhance their career development. As for training activities, we have continued to focus on generating leadership capabilities through diverse programs. We believe these initiatives are aligned with our strategy and the professional development that our team aspires to achieve. Lastly, we have reinforced our commitment to the wellness of our employees. For this reason, during 2015, we launched new assistance programs intended to provide our team with psychological, health and legal support.  We also promoted biking among our staff located in the city center by providing bicycle parking racks.

Also, during 2015, we continued strengthening the connection with our employees in order to align corporate values and goals with their career development and personal goals.  Given the various merger processes that have taken place in Banco de Chile, our aim is to build a consistent culture, based on a commitment to our corporate values, attributes and beliefs, while making it a distinctive culture from other competitors to provide our customers with differentiated service.  Accordingly, during 2015, we executed various initiatives to promote staff’s involvement with our corporate values including the program “La Selección del Chile” (Chile’s Team), by which we rewarded more than 2,000 employees who we believed excelled in implementing and demonstrating our corporate beliefs.

Ownership Structure(1)

The following diagram shows our ownership structure as of April 15, 2016:

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

The information related to our business segments presented in this section has been prepared in accordance with our internal reporting policies.  See “Item 5.  Operating and Financial Review and Prospects—Operating Results—Results of Operations for the Years Ended December 31, 2013, 2014 and 2015—Business Segments” and “Item 5.  Operating and Financial Review and Prospects—Operating Results—Results of Operations for the Years Ended December 31, 2013, 2014 and 2015—Summary of Differences between Internal Reporting Policies and IFRS” for a description of the most significant differences between our internal reporting policies and IFRS.

The following table sets forth information on the composition of our loan portfolio and our consolidated income before income tax in accordance with our internal reporting policies for the year ended December 31, 2015, allocated among our principal business segments:

	For the Year Ended December 31, 2015
	Total Loans		Income before Income Tax(1)
:	(in millions of Ch$, except percentages)
BANK’S INTERNAL REPORTING POLICIES
Retail market	13,538,867	55.1%	302,480
Wholesale market	11,008,163	44.8%	247,701
Treasury and money market operations	—	—	31,131
Operations through subsidiaries	11,011	0.1%	39,415
Other (adjustments and eliminations)	—	—	—
Total	24,558,041	100.0%	620,727

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

The following table sets forth our consolidated operating revenues in accordance with our internal reporting policies, allocated among our principal business segments, for the years indicated:

	For the Year Ended December 31,
	2013		2014		2015
	(in millions of Ch$)
BANK’S INTERNAL REPORTING POLICIES:
Retail market	Ch$	923,222	Ch$	1,002,134	Ch$	1,015,490
Wholesale market	403,063		480,050		464,497
Treasury and money market operations	16,307		47,051		36,134
Operations through subsidiaries	126,576		134,964		147,339
Other (adjustments and eliminations)	(13,143)		(17,797)		(17,105)
Total Operating Revenues	Ch$	1,456,025	Ch$	1,646,402	Ch$	1,646,355

The following table sets forth a geographic market breakdown of our operating revenues in accordance with our internal reporting policies, for the years indicated:

	For the Year Ended December 31,
	2013		2014		2015
	(in millions of Ch$)
BANK’S INTERNAL REPORTING POLICIES:
Chile	Ch$	1,469,110	Ch$	1,664,185	Ch$	1,663,460
Banking operations	1,342,592		1,529,235		1,516,121
Operations through subsidiaries	126,518		134,950		147,339
Foreign operations	58		14		—
Operations through subsidiaries	58		14		—
Other (adjustments and eliminations)	(13,143)		(17,797)		(17,105)
Total Operating Revenues	Ch$	1,456,025	Ch$	1,646,402	Ch$	1,646,355

Retail Banking Segment

Our retail banking segment serves the financial needs of individuals and small and medium sized companies through our branch network.  As of December 30, 2015, our retail banking segment managed 293 branches operating under our “Banco de Chile” and “Banco Edwards|Citi” brand names and 126 branches within the “Banco CrediChile” network.  As of December 31, 2015, loans granted by our retail banking segment amounted to Ch$13,538,867 million and represented 55.1% of our total loans as of the same date.

In terms of composition, as set forth in the following table, as of December 31, 2015 our retail segment’s loan portfolio was principally focused on residential mortgage loans, which represented 47.2% of the segment’s loan book.  The remaining loans were distributed between consumer (27.6%) and commercial loans (25.2%).

	As of December 31, 2015
	(in millions of Ch$, except percentages)
BANK’S INTERNAL REPORTING POLICIES:
Commercial loans	Ch$	3,413,070	25.2%
Residential mortgage loans	6,395,850		47.2
Consumer loans	3,729,947		27.6
Total	Ch$	13,538,867	100.0%

We serve the retail market through two different and specialized divisions:  (i) the Commercial Division (particularly through the Individual and SME Banking Unit) and (ii) the Consumer Finance Division (or Banco CrediChile).

Individual and SME Banking Unit - Commercial Division

The Individual and SME Banking Unit is responsible for offering financial services to individuals with monthly incomes over Ch$500,000 (or Ch$ 6.0 million per year) and to small and medium sized companies with annual sales of up to approximately Ch$1,600 million.  This division manages the portion of our branch network operating under the brand names “Banco de Chile” and “Banco Edwards Citi” and had 293 branches as of December 31, 2015.

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

During 2015, the Individual and SME Banking Unit continued to develop new commercial campaigns by using business intelligence tools to improve focus on profitability across distribution channels.  Accordingly, pricing has been redefined to adequately reflect the marginal cost of serving customers.  This initiative led us to record historical levels of Internet loan sales of approximately Ch$367,000 million, which represented an annual expansion of 36%.  Also, in line with our aim of promoting long-term relationships with customers while benefiting from a competitive funding, we posted record sales in mortgage loans amounting to approximately Ch$1,788,000, representing a 54% annual expansion.  In addition, mobile banking remained one of our leading goals.  For example, in 2015, our Individual and SME Banking Unit launched three new mobile applications named MiCuenta, MiPass and MiSeguro.  These applications, along with MiBanco|MiPago|MiBeneficio, a mobile solution launched in 2014, allow our customers to execute various banking transactions through their mobile phones, including paying monthly bills, generating secure passwords for electronic money transfers and enrolling in and managing insurance policies offered by our insurance brokerage subsidiary.

As of December 31, 2015, the Individual and SME Banking Unit served 939,535 individual customers (hereafter “customer” should be understood as the sum of individuals and companies holding and using at least one or a combination of the following products:  a loan, a current account, a credit card or a demand account) and 108,347 small and medium sized Chilean companies.  This customer base resulted jointly in total loans granted to 765,083 borrowers, which included 112,490 residential mortgage loans debtors, 95,800 commercial loan debtors, 388,664 utilized lines of credit and 357,792 installment loans.  As of the same date, the Individuals and SME Banking Unit held 755,353 current accounts, 142,273 savings accounts and 239,802 time deposits.

As of December 31, 2015, loans granted by the Individual and SME Banking Unit amounted to Ch$12,735,388 million, which represented 51.9% and 94.1% of our total loans and loans granted by our retail market segment, respectively, as a whole.  The following table sets forth a breakdown of the unit’s loan portfolio by lending product in accordance with our internal reporting policies, as of December 31, 2015:

	As of December 31, 2015
	(in millions of Ch$, except percentages)
BANK’S INTERNAL REPORTING POLICIES:
Commercial loans
Commercial credits	Ch$	2,752,823	21.6%
Leasing contracts	370,284		2.9
Other loans	258,432		2.0
Total Commercial Loans	3,381,539		26.5
Residential Mortgage Loans	6,317,336		49.6
Consumer Loans
Installment loans	1,805,307		14.2
Credit cards	934,760		7.4
Lines of credit and other loans	296,446		2.3
Total Consumer Loans	3,036,513		23.9%
Total	Ch$	12,735,388	100.0%

We offer a variety of financial services to individuals and small and medium-sized companies, directly through the Individuals and SME Banking Unit or indirectly through our subsidiaries, such as current accounts, automatic bill payment, debit cards, credit cards, revolving credit lines, residential mortgage loans, consumer loans, commercial loans, mortgage loans for general purposes, leasing agreements, factoring services, mutual funds management and stock brokerage, trade finance, payments and collections, insurance brokerage (which includes life and casualty insurance), savings instruments and foreign currency services.

Installment Loans

Our consumer installment loans are generally incurred, up to a customer’s approved credit limit, to afford purchases of goods and/or services, such as cars, travels, household furnishings and education, among others.  Consumer loans may be denominated in both pesos and UF, bear fixed or variable interest rates and are generally repayable in installments over a period of up to 36 months.

As of December 31, 2015, we had Ch$ 3,036,513 million in installment loans granted by our Individual and SME Banking Unit, which accounted for 81.4% of the retail market business segment’s consumer loans.  Most of these installment loans are denominated in Chilean pesos and are payable monthly.

Residential Mortgage Loans

As of December 31, 2015, we had outstanding residential mortgage loans of Ch$6,404,986 million (under Internal Reporting Policies), which represented 26.1% of our total loan book as of the same date.  According to information published by the SBIF, as of December 31, 2015, we were Chile’s second largest privately-owned bank in terms of year-end mortgage loans balances, accounting for approximately 17.6% of mortgage loans granted by the Chilean banking industry, excluding operations of banks’ subsidiaries operating abroad.

Our residential mortgage loans are generally denominated in UF and have maturities ranging from five to thirty years.  As of December 31, 2015, the average residual maturity of our residential mortgage loan portfolio was 17.1 years.  Originally, we funded our residential mortgage loans through the issuance of mortgage finance bonds, which are recourse obligations only to us with payment terms that are matched to the residential loans.  Also, the mortgage finance bonds bear real market interest rates plus a fixed spread over the variable rate of the UF, which permits us to reduce our exposure to interest rate fluctuations and inflation.  Chilean banking regulations allow us to finance up to 100% of a residential mortgage loan with mortgage finance bonds, based on the purchase price of the property securing the loan or the appraised value of such property.  In addition, we generally require that the monthly payments on a residential mortgage loan not exceed 25% of the borrower’s household after tax monthly income, when the customer belongs to the low income population segment.  However, that limit may be adjusted for the middle and high income population segments.

Over the last decade, we have also promoted the expansion of Mutuos Hipotecarios, a mortgage lending product, which is not financed by mortgage finance bonds, but instead through our general funds.  Mutuos Hipotecarios allow customers to finance up to 100% of the purchase price or the appraised value of the property, whichever is lower, instead of the 75% that a standard mortgage would allow.  As of December 31, 2015, our residential mortgage loan portfolio was principally composed of Mutuos Hipotecarios, as customers have preferred them due to their flexibility and simplicity (for instance the interest rate is known in advance by the customer, which is not the case of mortgage finance bonds that are traded in the secondary market and, therefore, subject to discounts), as they permit financing of up to 100% of the properties purchase price and are easier to prepay.

The following table sets forth the composition of our residential mortgage loan portfolio by product type:

	As of December 31, 2015
	(in millions of Ch$, except percentages)
BANK’S INTERNAL REPORTING POLICIES:
Secured Residential Mortgage Loans(1)
Loans financed with Mortgage Bonds	Ch$	53,620	0.8%
Mutuos Hipotecarios	6,351,366		99.2
Total Secured Residential Mortgage Loans	Ch$	6,404,986	100.0%

(1)         Corresponds to the Bank’s total secured residential mortgage loans and not only those associated with the Individual and SME Banking Unit of the Commercial Division.

As shown above, as of December 31, 2015 residential mortgage loans related to Mutuos Hipotecarios represented 99.2% of our total residential mortgage loan portfolio, while the remaining 0.8% corresponded to mortgage loans financed with Mortgage Bonds.  As of the same date, the Mutuos Hipotecarios portfolio had an average origination period of 4.4 years (the period from the date when the loans were granted to the specified date) and just 1.0% of these loans were granted by CrediChile.  Conversely, as of December 31, 2015 loans financed with Mortgage Bonds had an average origination period of 14.6 years (the period from the date when the loans were granted) and 23.0% of these loans were granted by CrediChile.  In terms of credit risk, in 2015, loans related to Mutuos Hipotecarios, as well as those financed with Mortgage Bonds, had low gross (before recoveries) credit risk ratios of 0.23% and 0.51%, respectively.  The difference between both ratios is explained by the previously mentioned factors and also by the Bank’s stricter requirements to grant Mutuos Hipotecarios.  It is important to mention that the residential mortgage loan portfolio financed with Mortgage Bonds is annually decreasing in amount and as a proportion of the total residential mortgage loan portfolio because it is composed of old loans and the instrument is no longer used by customers that prefer Mutuos Hipotecarios.  Accordingly, the portfolio of residential mortgage loans financed with Mortgage Bonds is expected to have increasing gross credit risk ratios over time until its expiration, because the portion of non-performing loans becomes higher as long as responsible borrowers terminate their liability with the bank.

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

Credit—granting Requirements
(in millions of Ch$, except percentages)

New Clients	Requirements (in millions of Ch$, except percentages)
Loan / Property value	< 80%	> 80%
Employed
Years employed	> 1 year	> 2 years
Monthly Income	> Ch$0.5	> Ch$1.0
Self-Employed
Years Employed(1)	> 2 years	> 3 years
Monthly Income	> Ch$0.5	> Ch$1.2

(1)         In the case of self-employed clients, years employed refers to the minimum period of time in which the customer has been filing annual tax declarations with the Chilean Internal Revenue Service.

During 2015, 14.9% of the residential mortgage loans granted to our customers financed between 90% and 100% of the property value.  Similarly, during 2015, loans financing between 75% and 90% of the property appraised value represented 45.8% of these loans, loans financing between 50% and 75% of the property value represented 29.6% of these loans, and loans financing less than 50% of the property value represented 9.7% of these loans.  It is important to mention that during 2015, and according to our prudent risk approach, we continued tightening our credit granting policy for residential mortgage loans by restricting the loan financing limit as a percentage of the property’s value.  This explains the decrease in the share of residential mortgage loans that financed between 90% and 100% of the property value from 33.4% in 2013 to 27.8% in 2014 and 14.9% in 2015.

An additional feature of our mortgage loans is that mortgaged property typically secures all of the mortgagor’s credit with us, including installment loans and due balances associated with credit cards and credit lines.  Our total amount of loans secured by real estate guarantees, their loan to value (LTV) ratio and their relative share in our total loan portfolio, as of December 31, 2015, are depicted in the table below:

	As of December 31, 2015
	Outstanding Balance	LTV(2)(3)	% of Bank’s Total Loans
	(in millions of Ch$, except percentages)
BANK’S INTERNAL REPORTING POLICIES:
Secured Loans(1)
Residential Mortgage Loans	6,404,986	70.2%	26.1%
Other than mortgage loans	750,552	27.6	3.1
Total Secured Loans	7,155,538	78.4%	29.2%

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

In addition, the following table sets forth the composition of the other-than-mortgage loans secured by real estate guarantees:

	As of December 31, 2015
	(in millions of Ch$, except percentages)
BANK’S INTERNAL REPORTING POLICIES:
Secured Other-than-Mortgage Loans(1)
Consumer Loans	480,812	64.1%
Credit Lines	64,949	8.6
Credit Cards	204,791	27.3
Total Secured Other-than-Mortgage Loans	750,552	100.0%

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

Credit Cards

As of December 31, 2015, we issued both individual and corporate Visa, MasterCard and Diners Club credit cards (as of early 2016, we no longer offer Diners Club credit cards).  In addition to traditional credit cards, our portfolio also includes co-branded cards.  As of December 31, 2015, we had three loyalty programs or cobranding agreements, namely “Travel Club,” “Entel Visa” and “Global Pass.” Credit cards issued under these cobranding agreements supplemented the credit cards that we issued under the brand names Banco de Chile, Banco Edwards|Citi and Banco CrediChile. In addition, as of December 31, 2015, we offered seven types of credit cards, targeting diverse types of segments and encompassing different benefits, including: Visa Infinite, MasterCard Black, Visa Signature, Visa or MasterCard Platinum and Dodada Nacional and Internacional.

Two of our affiliates, Transbank S.A. and Nexus S.A., provide us with merchant acquisition and credit card processing services.  As of December 31, 2015, Transbank S.A. had thirteen shareholders (including us) and Nexus S.A. had seven shareholders (including us), all of which were banks.  As of the same date, our equity ownership in Transbank S.A. was 26.16% and our equity ownership in Nexus S.A. was 25.81%.

As of December 31, 2015, we had 1,543,078 valid credit card accounts, with 1,724,422 credit cards issued to individuals and small and medium sized companies (including credit cards issued by CrediChile).  Total charges on our credit cards during 2015 amounted to Ch$3,262,659 million, with Ch$ 2,753,235 million corresponding to purchases in Chile and abroad and Ch$509,424 million corresponding to cash withdrawals both within Chile and abroad.  These amounts of purchases and withdrawals (which include charges associated with credit cards issued by CrediChile) accounted for 23.4% of the total charge volume of banks’ credit cards in Chile in 2015, according to statistics provided by Transbank S.A.

As of December 31, 2015, our credit card loans to individuals and small and medium sized companies amounted to Ch$934,760 million and represented 25.1% of our retail market business segment’s consumer loans.

We believe that the Chilean market for credit cards has a high growth potential, especially among lower and middle income customer segments, as the average merchant fees should continue to decline due to increasing competition from other banks that operate in Chile, as well as large department stores and other non-banking competitors that are involved in the issuance of credit cards.  As a result, we strive to develop customized commercial strategies to reinforce this payment channel by applying business intelligence tools that enable us to satisfy the needs of our diverse customer base.  Based on this strategy, in 2015, our stock of credit cards increased by approximately 49,732 in number of credit cards issued and by 46,777 in number of credit card accounts opened as compared to 2014.

Commercial Credits

Commercial loans granted by our Individual and SME Banking Unit mainly consist of project financing and working capital loans granted to small and medium sized companies, which are denominated in Chilean pesos, UF and U.S. dollars and may bear fixed or variable rates of interest and generally mature between one and three months.  As of December 31, 2015, our Individual and SME Banking Unit had outstanding commercial loans of Ch$2,752,823 million, representing 20.3% of the retail banking segment’s total loans and 11.2% of our total loans as of the same date.

Leasing Contracts

Leasing contracts are financial leases for capital equipment and property.  Leasing contracts may bear fixed or variable interest rates and they generally have terms that range from one to five years for equipment and from five to twenty years for properties.  Most of these contracts are denominated in UF.  As of December 31, 2015, our Individual and SME Banking Unit had outstanding leasing contracts of Ch$370,284 million, representing 2.7% of the retail banking segment’s total loans and 1.5% of our total loans as of the same date.

Non-Residential Mortgage Loans

Non-residential mortgage loans granted to individuals and small and medium sized companies are loans intended to finance the acquisition of offices, land, facilities and other real estate assets.  Non-residential mortgage loans are denominated in UF and generally have maturities between eight and twelve years.  As of December 31, 2015, our Individual and SME Banking Unit had non-residential mortgage loans of approximately Ch$22,621 million, representing 0.2% of the retail banking segment’s total loans and 0.1% of our total loans as of the same date.

Debit Cards

We offer different types of debit cards to our customers.  Depending on their specifications, these cards can be used for banking transactions at ATMs that operate on the local network provided by Redbanc and the local network of merchants participating in the local Redcompra debit program. Also, our debit cards can be used internationally through the Visa International PLUS network or the international network of merchants associated with the Electron program. We name these debit cards depending on the card’s specific features and the link between the brand and target market which they serve.  During 2015, we offered the following cards:  Chilecard Electron, Chilecard Plus, Chilecard Normal, Banjoven, Multiedwards and Citicard.  As of December 31, 2015, according to monthly statistics provided by Transbank S.A., the Individual and SME Banking Unit held a 13.6% market share of debit card transactions (not including debit cards issued by Banco CrediChile, as those are reported under our Consumer Finance Division), which corresponds to approximately 86 million transactions throughout the year.

Lines of Credit

As of December 31, 2015 the Individual and SME Banking Unit had approximately 654,894 approved lines of credit to individual customers and small and medium sized companies.  Also, the unit had outstanding advances to 388,664 individual customers and small and medium sized companies that totaled Ch$295,878 million, or 2.2% of the retail banking segment’s total loans and 1.2% of our total loans.

Our lines of credit for individual customers are generally available on a revolving basis, up to an approved credit limit, and may be used for any purpose.  Advances under lines of credit are denominated in Chilean pesos and bear an interest rate that is set monthly.

Deposit Products

We strategically offer deposit products to increase our deposit-taking activities as a means of diversifying our sources of funding.  We believe that the deposits of our individual customers provide us with a relatively low-cost, stable source of funding, as well as an opportunity to cross-market our other products and services.  In this regard, we offer current accounts, time deposits and savings accounts to our individual customers.  Current accounts are Chilean peso-denominated and the majority bear no interest (approximately 0.08% or 666 of our total current accounts are interest-bearing), and savings accounts are denominated in UF and bear a fixed-interest rate.  Time deposits may be denominated in Chilean pesos, UF and U.S. dollars and most bear interest at a fixed rate with terms that range between 30 to 360 days.

While demand has historically been focused on UF-denominated deposits during periods of high inflation, demand for Chilean peso-denominated deposits has increased in recent years as a consequence of lower and more stable inflation rates in Chile.  This trend also occurred during the financial crisis of 2008 and 2009, when we benefited from a flight-to-quality effect.  In fact, amid the high volatility and low interest rates observed in the financial markets throughout 2008 and 2009 (in line with monetary stimulus undertaken by central banks worldwide) customers increasingly deposited their funds in our current accounts, particularly those denominated in Chilean pesos, as they preferred liquidity to investing in products with low profitability, given the decrease in nominal interest rates.  A similar phenomenon took place in 2014 and 2015 as a result of the Chilean Central Bank’s monetary stimulus plan in response to Chile’s economic slowdown towards the end of 2013. As low interest rates have prevailed in Chile during 2014 and 2015, interest rates paid on Chilean peso-denominated saving accounts and time deposits have remained low.  This trend encouraged investors to opt for current accounts over interest-bearing deposits. As a result, average balances of current accounts and demand deposits managed by our Individuals and SME Banking Unit increased by 12.8% and 17.6% in 2014 and 2015, respectively.

Consumer Finance Division (Banco CrediChile)

The Consumer Finance Division provides loans and other financial services to low and middle income segments (individuals whose monthly incomes range from Ch$170,000 to Ch$ 500,000), which historically have only been partially served by financial institutions.  Also, our Consumer Finance Division serves micro businesses.  Banco CrediChile represents an alternative delivery channel for our products and services to these segments, maintaining a separate brand supported by a network of 126 Banco CrediChile branches as of December 31, 2015.  Banco CrediChile was established in 2004 from what was formerly our consumer banking division.  During 2008, Banco CrediChile was merged with the consumer division of Citibank Chile (Corporación Financiera Atlas S.A.) as a consequence of our merger with Citibank Chile.

Banco CrediChile offers its customers a variety of banking products, such as consumer loans, credit cards, residential mortgage loans and a demand deposit account (see “—CuentaChile Demand Accounts”) targeted at lower income customers.  As of December 31, 2015, Banco CrediChile had 1,036,401 customers and total loans outstanding that amounted to Ch$803,479 million, representing 3.3 % of our total loans outstanding as of the same date.

The following table sets forth the composition of Banco CrediChile’s loan portfolio in accordance with our internal reporting policies, as of December 31, 2015:

	As of December 31, 2015
	(in millions of Ch$, except percentages)
BANK’S INTERNAL REPORTING POLICIES:
Consumer loans
Installment loans	613,841	76.4%
Credit cards	79,325	9.9
Lines of credit and other consumer loans	268	0.0
Total consumer loans	693,434	86.3
Residential mortgage loans	78,514	9.8
Commercial loans	31,531	3.9
Total	803,479	100.0%

Our Consumer Finance Division focuses on developing and marketing innovative and customized products targeted to satisfy the needs of its customers while introducing them to the banking system.  Banco CrediChile complements the services offered by our other business segments, especially our wholesale market segment, by offering services to employers, such as direct deposit capabilities for payroll payment purposes, which in turn enable employees to use our deposit services.

In recent years, CrediChile has strived to improve its value offering services by designing and implementing two new financial services, ‘Caja Chile’ and ‘Microbusiness Banking’.  The former consists of a limited range of basic financial services (e.g. deposits, withdrawals and bill payments) offered to customers and non-customers through remote IT platforms located in small convenience stores within socially and/or geographically isolated areas of Chile.  On the other hand, the ‘Microbusiness Banking’ is a specialized portfolio of financial services designed for Microbusiness (generally personal businesses) that includes financial advisory, lending and non-lending products and general financial solutions for a segment that has been traditionally uncovered by the banking services.

During 2015, Banco CrediChile continued to enhance these service models as we believe they are a suitable means to penetrate those segments by offering ground breaking banking solutions.  As of December 31, 2015, Banco CrediChile had 2,138 ‘CajaChile’ locations in diverse convenience stores located throughout geographically and/or socially isolated areas.  Through these networks, CrediChile provides its customers with a basic array of financial services including bill payments, deposits, installments loans payments and cash withdrawals.  As of the same date, commercial loans granted to microbusinesses accounted for approximately Ch$31,531 million, associated with nearly 37,000 customers. Also, during 2015 Banco CrediChile continued to implement different procedures intended to improve operational efficiency and productivity, enhancing remote contact channels and mobile banking.  Due to this strategy, CrediChile reached approximately 177,000 mobile banking users, which is a significant achievement within the targeted segment.  In addition, throughout 2015, Banco CrediChile continued to promote “CuentaChile” by adding new benefits for users to enhance loyalty among its customers. Finally, during 2015, Banco CrediChile widened its customer base by adding approximately 139,000 new payroll payment accounts and approximately 77,000 agreements for payroll credits.

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

Consumer Lending

Banco CrediChile provides short to medium term consumer loans and credit card services.  As of December 31, 2015, Banco CrediChile had approximately 297,238 consumer loan debtors related to installment loans amounting to Ch$613,841 million. As of the same date, Banco CrediChile had outstanding loan balances related to credit cards that amounted to Ch$79,325 million.

CuentaChile Demand Accounts

Banco CrediChile launched CuentaChile Demand Accounts in 2014, offering its customers a deposit product that is flexible and easy to use.  This product allows us to tap into a section of the consumer market that otherwise would not be able to access and participate in the banking system because of their risk profile.  The CuentaChile Demand Account is a non-interest bearing demand deposit account without checking privileges that targets customers who want a secure and comfortable means of managing and accessing their money.  Customers holding this account may use an ATM card linked to their CuentaChile Demand Account to make deposits or automatic payments to other Banco CrediChile accounts through a network of 7,932 ATMs available through the Redbanc network as of December 31, 2015.  Also, CuentaChile Demand Account holders may execute transactions in all CrediChile branches and carry out basic banking operations in the CajaChile nationwide network, which is present in most of the Chilean regions and communities.  Also, CuentaChile Demand Account holders are entitled to make use of Internet-based banking platforms and mobile applications provided by Banco CrediChile to its customers while receiving electronic money transfers and benefiting from diverse loyalty programs designed by Banco Credichile, under the Cuenta Chile Club, which include discounts and special offers in a wide array of stores and services. Banco CrediChile previously offered its customers traditional demand accounts (each known as a CrediChile Demand Account) that entitled their holders to receive payroll deposits, withdraw money from ATMs and perform basic purchasing transactions.  The CuentaChile Demand Account replaced and improved the former product offered by CrediChile by adding further benefits to their holders.

As of December 31, 2015, Banco CrediChile had approximately 512,100 active CuentaChile Demand accounts.  Holders of these accounts pay an annual fee, a fee related to the number of withdrawals on the account line of credit and interest on any outstanding balance under the line of credit.  All fees and interest due on a CuentaChile Demand Account are withdrawn automatically on a monthly basis from funds available in the account.  CuentaChile Demand Account allows us to offer our wholesale customers the ability to pay their employees by direct deposit of funds into the individual employee’s account at Banco CrediChile.  We believe this product can lead to stronger long term relationships with our wholesale customers and their employees.

Wholesale Banking Segment

Our wholesale banking segment serves the needs of corporate customers.  In 2015, this business segment recorded annual operating revenues of approximately Ch$464,497 million, which represented 27.9% of our total operating revenues.  Also, for the year ended December 31, 2015 this segment recorded an income before income tax of Ch$247,701 million, which represented 39.9% of our consolidated income before income tax.  As of December 31, 2015, loans granted by this business segment amounted to Ch$11,008,163 million and represented 44.8% of our total loan portfolio.

The following table sets forth the composition of our portfolio of loans to the wholesale market in accordance with our internal reporting policies, as of December 31, 2015:

	As of December 31, 2015
	(in millions of Ch$, except percentages)
BANK’S INTERNAL REPORTING POLICIES:
Commercial credits	Ch$	8,019,101	72.9%
Foreign trade loans	1,368,057		12.4
Leasing loans	1,004,571		9.1
Factoring loans	419,539		3.8
Other loans	196,895		1.8
Total	Ch$	11,008,163	100.0%

As of December 31, 2015, we had 9,585 debtors out of a total of 20,338 wholesale customers.  Our wholesale customers are engaged in a wide range of economic sectors.  As of December 31, 2015, loans granted by our wholesale banking segment were mainly related to:

•                  financial services (approximately 25.4% of all loans granted by this business segment);

•                  manufacturing (approximately 14.9% of all loans granted by this business segment);

•                  commerce and trade (approximately 14.6% of all loans granted by this business segment);

•                  communication and transportation (approximately 12.6% of all loans granted by this business segment);

•                  construction (approximately 12.3% of all loans granted by this business segment);

•                  agriculture, forestry and fishing (approximately 5.6% of all loans granted by this business segment);

•                  utilities (approximately 4.1% of all loans granted by this business segment);

•                  community, social and personal services (approximately 3.8% of all loans granted by this business segment); and

•                  mining (approximately 2.6% of all loans granted by this business segment).

In line with our strategy of identifying and differentiating market segments in order to provide improved value propositions for a diversified customer base, two of our divisions provide our wholesale customer base with banking and financial products and services:  (i) the Corporate Division and (ii) the Commercial Division, through the Large Companies and Real Estate Unit.

Corporate Division

The Corporate Division provides services to corporations with annual sales exceeding approximately Ch$70,000 million.  This division’s customers consist of a large proportion of Chile’s publicly-traded and non-listed companies, subsidiaries of multinational companies and conglomerates (including those operating in the financial, commercial, manufacturing, industrial and infrastructure sectors), and projects and concessions.

As of December 31, 2015, we had 950 corporations as debtors out of a total of 2,905 customers in our Corporate Division. Also, this division managed total outstanding loans of Ch$4,367,144 million, which represented 17.8% of our total loan book as of the same date.

The following table sets forth the composition of our Corporate Division’s loan portfolio in accordance with our internal reporting policies, as of December 31, 2015:

	As of December 31, 2015
	(in millions of Ch$, except percentages)
BANK’S INTERNAL REPORTING POLICIES:
Commercial credits	Ch$	3,535,776	81.0%
Foreign trade loans	483,822		11.1
Factoring loans	132,603		3.0
Leasing loans	86,779		2.0
Other loans	128,164		2.9
Total	Ch$	4,367,144	100.0%

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

As of December 31, 2015, we were party to approximately 1,619 payment service contracts and approximately 300 collection service agreements with corporations.  We believe that cash management and payment service contracts provide us with a source of low cost deposits and the opportunity to cross sell our products and fees to payees, many of whom maintain accounts with us.  Under our collection contracts, we act as a collection agent for our corporate customers, providing centralized collection services for their accounts receivable and other similar payments.  For the year ended December 31, 2015, joint volumes associated with collection and payment agreements increased by approximately 6.5%.

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

During 2015, the division continued to enrich its value offering to satisfy customers’ needs.  Thus, the Corporate Division, in association with our Financial Advisory subsidiary, was involved and focused on assisting local and foreign customers in some of the most important financial transactions carried out in the local market during 2015, including mergers and acquisitions, debt structuring and debt restructuring.  Moreover, the division was active in providing trade finance loans to Chilean companies and extending working capital loans to foreign customers.  This lending activity permitted the bank to recover a significant market share in commercial loans while prioritizing its risk-return equation.  In all of these matters, the synergies that arise from the Global Connectivity Agreement with Citigroup have been important when assisting our corporate customers with off shore transactions.

Large Companies and Real Estate Banking Unit — Commercial Division

Our Large Companies and Real Estate Banking Unit provides companies — with annual sales that range from approximately Ch$1,600 million to approximately Ch$70,000 million — with a broad range of financial products and services (such as electronic banking, leasing, foreign trade and financial advisory).  Customers served by this banking unit are those related to the commercial, manufacturing, agricultural, forestry, fishing, infrastructure and real estate sectors, among others.

As of December 31, 2015, we had 8,635 large companies and real estate debtors out of a total of 17,433 customers in this banking unit. Loans granted by the Large Companies and Real Estate Banking Unit amounted to Ch$6,641,019 million as of the same date, which represented 27.0% of our total loans.

The following table sets forth the loan portfolio composition of the Large Companies and Real Estate Banking Unit, in accordance with our internal reporting policies, as of December 31, 2015:

	As of December 31, 2015
	(in millions of Ch$, except percentages)
BANK’S INTERNAL REPORTING POLICIES:
Commercial credits	Ch$	4,483,325	67.5%
Leasing loans	917,792		13.8%
Foreign trade loans	884,235		13.3%
Factoring loans	286,936		4.3%
Other loans	68,731		1.1%
Total	Ch$	6,641,019	100.0%

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

In 2015, this banking unit continued strengthening its presence in commercial banking by taking advantage of specific market opportunities. As a result, this banking unit recorded an annual increase of 5.4% in average loans and 10.6% in year-end loan balances.  Part of the increase was due to the acquisition of a local bank’s portfolio of commercial loans for approximately Ch$564,000 million.  In our view, this was an attractive business opportunity to broaden our business relationship with certain customers, who were also our customers, but also to gain new customers and improve our non-lending revenues through cross-selling. Additionally, the portfolio represents an attractive risk-return equation. Also, the loan book increase posted by this banking unit resulted from diverse financing projects including public housing programs, highways and bridge constructions and power plant implementations.  In addition, this banking unit has continued to enhance its Family Office segment by granting more loans and by cross selling the lending business with deposits and general funds management. For this purpose, synergies arising from the collaboration between this banking unit and our mutual funds and securities brokerage subsidiary have been crucial.  Thus, the ratio of assets under management to total loans in the Family Office segment increased from 1.8 in 2014 to 3.3 in 2015.

Our leasing, factoring and trade finance businesses are part of the Large Companies and Real Estate Banking Unit.

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

The Treasury and Money Market Operations business segment is also responsible for:  (i) the issuance of short- and long-term senior bonds, as well as long-term subordinated bonds, in Chile or abroad, (ii) monitoring compliance with regulatory deposit limits, technical reserves and maturity and rate matches/mismatches, (iii) monitoring our adherence to the security margins defined by regulatory limits, and risk limits for interest rate, currency and investment gaps.  This segment continually monitors the Bank’s cost of funding by benchmarking with the rest of the local financial system and financing alternatives in Chile or abroad.

Regarding funding functions carried out by our Treasury, during 2015, we continued to develop a funding diversification strategy by conducting important transactions in Chile and abroad.  These transactions have been intended to not only take advantage of attractive interest rate opportunities but also to improve our liquidity standards by issuing debt of longer maturities that match long-term assets, as well as diversify our liability structure in terms of markets in which we raise funds.

In terms of long-term funding, 2015 was a record year in debt placements, which amounted to Ch$1,342,224 million (approximately U.S.$1,895 million). When compared to previous years, in 2015 we were less active in issuing bonds abroad due to less favorable market conditions, mainly for setting hedging positions.  Accordingly, we met our financing needs by placing long-term bonds in the local market for approximately Ch$1,186,380 million (approximately U.S.$1,675 million), which was UF-denominated.  Similarly, under our MTN Program we issued approximately Ch$155,844 million (approximately U.S.$220 million) of notes in diverse markets including two placements in Japan amounting to Ch$66,007 million (approximately U.S.$93 million) of notes, one placement in Hong Kong amounting to Ch$53,957 million (approximately U.S.$76 million) of notes and one placement in Germany amounting to Ch$35,880 million (approximately U.S.$76 million) of notes. During 2015 we updated our MTN Program up to an amount of U.S.$3 billion.

For short-term financing purposes we continued using our Commercial Paper Program in the United States by placing approximately Ch$1,128,183 million (nearly U.S.$1,593 million) of commercial paper.  Nevertheless, given the short duration of these liabilities, as of December 31, 2015, we had an outstanding balance of approximately Ch$191,402 million (approximately U.S.$270 million) of commercial paper. Lastly, we conduct international bond issuances only if the cost (including costs of interest rate swaps and other transactional expenses) is below the cost of raising funds locally and the currency or interest rate exposure is fully hedged via cross currency swaps.

The funding functions carried out by our Treasury division are complemented by our international area, namely International Financial Institutions (“IFI”), which manages relations with correspondent banks worldwide, facilitating international payments and obtaining foreign currency financing for us.  As of December 31, 2015, we have established a network of approximately 600 foreign banks, among which we maintained credit relationships with approximately 151 correspondent banks, from which we maintained 25 account relationships.  IFI played an important role in structuring international transactions aimed at diversifying our funding.

Regarding the management of our securities portfolio, as of December 31, 2015, the portfolio amounted to Ch$1,850,837 million and was composed of available for sale securities that totaled Ch$1,007,263 million and securities held for trading amounting to Ch$843,574 million. As for the type of instruments included in our securities portfolio, as of December 31, 2015, 65.1% consisted of securities issued by local financial institutions, 18.2% consisted of securities issued by the Central Bank and the Chilean Government, 12.3% consisted of securities issued by non-financial Chilean corporate issuers and other securities and 4.4% consisted of securities issued abroad by foreign companies and central banks.  Our investment strategy is designed to supplement our expected profitability, risks and economic variable projections while adhering to the regulatory guidelines and internal limits defined by our finance committee.  In this regard, neither proprietary trading nor speculation on equity holdings are goals for us and, therefore, equity instruments only represented 0.4% of our investment portfolio as of December 31, 2015.

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

The following table sets forth information with respect to our financial services subsidiaries in accordance with our internal reporting policies as of December 31, 2015:

	Assets		Equity		Net Income
	(in millions of Ch$)
BANK’S INTERNAL REPORTING POLICIES
Banchile Administradora General de Fondos S.A.	Ch$	67,716	Ch$	57,540	Ch$	18,053
Banchile Asesoría Financiera S.A.	7,691		6,174		4,433
Banchile Corredores de Seguros Ltda.	12,745		6,293		2,186
Banchile Corredores de Bolsa S.A.	430,655		81,083		7,140
Banchile Securitizadora S.A.	624		549		56
Socofin S.A.	8,088		1,314		138
Promarket S.A.	2,331		927		93
Banchile Trade Services Limited (Hong Kong)	Ch$	10	Ch$	10	Ch$	(2)
Total	Ch$	529,860	Ch$	153,890	Ch$	32,097

The following table sets forth information with respect to our ownership interest in our financial services subsidiaries as of December 31, 2015:

	Ownership Interest
	Direct (%)	Indirect (%)	Total (%)
Banchile Administradora General de Fondos S.A.	99.98	0.02	100.00
Banchile Asesoría Financiera S.A.	99.96	—	99.96
Banchile Corredores de Seguros Ltda.	99.83	0.17	100.00
Banchile Corredores de Bolsa S.A.	99.70	0.30	100.00
Banchile Securitizadora S.A.	99.01	0.99	100.00
Socofin S.A.	99.00	1.00	100.00
Promarket S.A.	99.00%	1.00%	100.00%
Banchile Trade Services Limited (Hong Kong)	100.00%	—%	100.00%

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

During 2014, we began a voluntary dissolution process for Banchile Trade Services Limited in Hong Kong, which is still in progress.  We expect to complete this process during the second half of 2016.

Securities Brokerage Services

We provide securities brokerage services through Banchile Corredores de Bolsa S.A. Banchile Corredores de Bolsa S.A. is registered as a securities broker with the SVS, the regulator of Chilean publicly listed companies, and is a member of the Santiago Stock Exchange and the Chilean Electronic Stock Exchange.  Since it was founded in 1989, Banchile Corredores de Bolsa S.A. has provided stock brokerage services, fixed income investments and foreign exchange products to individuals and companies through our branch network.  During the year ended December 31, 2015, Banchile Corredores de Bolsa S.A. recorded an aggregate stock trading turnover on the Santiago Stock Exchange, the Chilean Electronic Stock Exchange and the Valparaíso Stock Exchange that amounted to approximately Ch$2,172,548 million, which represented a 6.4% market share within the Chilean stock market.

Also, as of December 31, 2015, Banchile Corredores de Bolsa S.A. had equity amounting to Ch$81,083 million and, for the year ended December 31, 2015, recorded net income of Ch$7,140 million, which represented 1.2% of our consolidated net income for that period (under the bank’s internal reporting policies).

In early 2009, Citibank Agencia de Valores S.A. merged with and into Banchile Corredores de Bolsa S.A.

Mutual and Investment Fund Management

Since 1980, we have provided mutual fund management services through Banchile Administradora General de Fondos S.A. (formerly Banchile Administradora de Fondos Mutuos S.A.).  As of December 31, 2015, according to data published by the Chilean Mutual Funds Association, Banchile Administradora General de Fondos S.A. was the largest mutual fund manager in Chile, managing approximately 21.3% of all Chilean mutual funds’ assets.  Also, as of December 31, 2015, Banchile Administradora General de Fondos S.A. operated 77 mutual funds and had Ch$6,010,885 million in assets under management owned by 441,853 corporate and individual investors.  As of the same date, Banchile Administradora General de Fondos S.A. operated 11 public investment funds (Chile Small, Chile Blend, Rentas Inmobiliarias I, V, VI and VII, Deuda Chile, Plusvalía, Latam High Yield, Minero Asset and Latam Small).  As of December 31, 2015, Banchile did not manage private investment funds. However, as of December 31, 2015, Banchile managed a total amount of Ch$221,107 million in net assets on behalf of 259 participants.

The following table sets forth information regarding the various mutual funds managed by Banchile Administradora General de Fondos S.A. as of December 31, 2015:

		As of December 31, 2015
Name of Fund	Type of Fund	Net Asset Value (in millions of Ch$)	Number of Investors
AHORRO	Fixed income (medium/long term)	296,972	28,345
ALIANZA	Fixed income (medium/long term)	96,900	21,044
ASIA	Equity	17,513	6,653
ASIATICO ACCIONARIO	Equity	17,864	8,370
BANCHILE-ACCIONES	Equity	17,695	3,461
BOOSTER ASIA EMERGEN	Structured	1,932	107
BOOSTER CHINA II	Structured	2,022	95
BOOSTER EUROPA II	Structured	6,362	161
BOOSTER JAPON	Structured	1,329	67
BOOSTER USA	Structured	7,364	159
BRIC ACCIONARIO	Equity	327	146
CAPITAL EFECTIVO	Fixed income (short term)	468,689	5,162
CAPITAL EMPRESARIAL	Fixed income (short term)	213,859	1,718
CAPITAL FINANCIERO	Fixed income (short term)	346,244	15,097
CAPITALISA-ACC.	Equity	1,668	1,523
CASH	Fixed income (short term)	147,570	7,196
CHILE 18 Q	Equity	20,964	7,218
CHILE ACCIONARIO	Equity	8,583	1,567
CORPORATE DOLLAR	Fixed income (short term)	612,946	19,168
CORPORATIVO	Fixed income (short term)	183,065	10,805
CRECIMIENTO	Fixed income (short/medium term)	70,093	11,101
DEPOSITO XXI	Fixed income (medium/long term)	540,878	28,422
DEUDA CORP. 3-5 AÑOS	Fixed income (medium/long term)	77,295	13
DEUDA DOLAR	Fixed income (medium/long term)	17,497	471
DEUDA ESTATAL	Fixed income (medium/long term)	7,150	733
DEUDA ESTATAL PESOS	Fixed income (medium/long term)	6,576	1,934
DEUDA ESTATAL UF 3-5	Fixed income (medium/long term)	27,382	16,791

		As of December 31, 2015
Name of Fund	Type of Fund	Net Asset Value (in millions of Ch$)	Number of Investors
DEUDA PESOS 1-5 AÑOS	Fixed income (medium/long term)	34,604	3,547
DISPONIBLE	Fixed income (short term)	40,660	30,807
DOLLAR INVESTMENT G.	Fixed income (medium/long term)	13,843	864
EMERGING	Equity	9,931	8,879
EMERGING MARKET	Equity	6,038	892
ESTRATEGIA AGRESIVA	Blend	12,617	1,160
ESTRATEGIA CONS	Blend	93,311	5,156
ESTRATEGIA MODERADA	Blend	80,835	4,742
ESTRATEGICO	Fixed income (medium/long term)	233,116	11,411
EURO MONEY MARKET	Fixed income (short term)	17,146	2,653
EUROPA DESARROLLADA	Equity	52,913	10,591
EUROPE EQUITY TAX AD	Equity	41,674	5
FLEXIBLE	Fixed income (short term)	51,084	8,146
GLOBAL DOLLAR	Equity	8,304	472
GLOBAL MID CAP	Equity	22,485	2,040
HORIZONTE	Fixed income (medium/long term)	288,809	23,786
INVERSION BRASIL	Equity	1,084	383
INVERSION CHINA	Equity	2,240	534
INVERSION DOLLAR 30	Blend	2,427	185
INVERSION USA	Equity	82,638	10,775
INVERSIONISTA I	Equity	9,536	151
JAPÓN ACCIONARIO	Equity	998	83
JAPÓN NIVEL 100	Structured	6,409	350
LATAM MID CAP	Equity	767	303
LATIN AMERICA	Equity	7,807	2,851
LIQUIDEZ 2000	Fixed income (short term)	283,475	21,166
LIQUIDEZ FULL	Fixed income (short term)	146,959	6,927
MID CAP	Equity	7,615	3,067
MULTIACTIVO AGRESIVO	Blend	13,232	1,681
MULTIACTIVO CONSERVA	Blend	24,457	1,164
MULTIACTIVO MODERADO	Blend	24,666	1,725
NIVEL 100	Structured	7,707	443
NIVEL 90	Structured	8,344	496
OPORTUNIDADES SECTOR	Equity	4,502	718
PACÍFICO ACCIONARIO	Equity	361	135
PATRIMONIAL	Fixed income (short term)	183,224	17,417
PERFORMANCE	Fixed income (short/medium term)	10,749	8,284
QUANT GLOBAL	Blend	3,636	450
REAL ESTATE EUROPE	Structured	3,215	121
RENDIMIENTO CORTO	Fixed income (short term)	128,572	96
RENTA FUTURA	Fixed income (medium/long term)	350,816	12,181
RETORNO ACCIONARIO	Equity	897	95
RETORNO DOLAR	Fixed income (medium/long term)	25,441	1,142
RETORNO L.P. UF	Fixed income (medium/long term)	28,476	1,741
SMALL - MID CAP USA	Structured	1,624	116
U.S. DOLLAR	Equity	15,954	682
US MID CAP	Equity	30,534	2,377
USA EQUITY	Equity	55,850	4
UTILIDADES	Fixed income (short/medium term)	294,704	30,535
VISION DINAMICA E	Blend	17,859	797
Total		6,010,885	441,853

As of December 31, 2015, Banchile Administradora General de Fondos S.A. had equity of Ch$57,540 million and, for the year ended December 31, 2015, net income of Ch$18,053 million, which represented 3.0% of our 2015 consolidated net income (under the bank’s internal reporting policies).

Financial Advisory Services

We provide financial advisory and other investment banking services to our customers through Banchile Asesoría Financiera S.A.  The services offered by Banchile Asesoría Financiera S.A. are primarily targeted to our corporate customers and include advisory services concerning mergers and acquisitions, restructuring, project finance and strategic alliances.  As of December 31, 2015, Banchile Asesoría Financiera S.A. had equity of Ch$6,174 million and, for the year ended December 31, 2015, recorded net income of Ch$4,433 million, which represented 0.7% of our 2015 consolidated net income (under the bank’s internal reporting policies).

Insurance Brokerage

We provide insurance brokerage services to our customers through Banchile Corredores de Seguros Limitada (Banchile Corredores de Seguros LTDA.).  In 2000, we began to offer life insurance policies associated with consumer loans and non-credit related insurance to our individual customers and the general public. As of December 31, 2015, Banchile Corredores de Seguros Limitada had equity of Ch$6,293 million and, for the year ended December 31, 2015 it recorded net income of Ch$2,186 million, which represented 0.4% of our 2015 consolidated net income (under the bank’s internal reporting policies).  According to the SVS, as of December 31, 2015, Banchile Corredores de Seguros Limitada had a 4.1% market share in the total amount of life and casualty insurance policies (in Chilean pesos) sold by insurance brokerage companies in Chile, excluding life annuities.

Securitization Services

We offer investment products to meet the needs of institutional investors, such as private pension funds and insurance companies, through Banchile Securitizadora S.A.  This subsidiary securitizes financial assets, and issues debt instruments with credit ratings that can be traded in the Chilean marketplace, backed by a bundle of revenue producing assets of the client company.  As of December 31, 2015, Banchile Securitizadora S.A. had equity of Ch$549 million and, for the year ended December 31, 2015, the subsidiary reported a net income of Ch$56 million (under bank’s internal reporting policies).  Also as of December 31, 2015, Banchile Securitizadora S.A. had a 13.6% market share in the total volume of assets securitized in Chile.  This market share refers to the percentage of existing stock of securitized assets as of the mentioned date.

Credits pre-evaluation services

Promarket S.A. provides credit pre evaluation services to the Bank and its subsidiaries, including researching potential customers.  As of December 31, 2015, Promarket S.A. had equity of Ch$927 million and, for the year ended December 31, 2015, it recorded net income of Ch$93 million (under the bank’s internal reporting policies).

Collection Services

Socofin S.A. provides judicial and extra judicial loan collection services to the Bank.  As of December 31, 2015, Socofin S.A. had equity of Ch$1,314 million and, for the year ended December 31, 2015, net income of Ch$138 million (under the bank’s internal reporting policies).

Trade Services

In November 2004, we began offering direct trade services to our customers through Banchile Trade Services Limited, which acts as our trade finance entity in markets such as China, Hong Kong, Taiwan and South Korea.  As of December 31, 2015, Banchile Trade Services Limited had equity of Ch$10 million and, for the year ended December 31, 2015, it recorded a net loss of Ch$2 million (under the bank’s internal reporting policies).

Our Trade Services subsidiary in Hong Kong is in the process of voluntary dissolution, which we expect to complete during the second half of 2016.

Distribution Channels and Electronic Banking

Our distribution network provides integrated financial services and products to our customers through a wide range of channels.  The network includes ATMs, branches, internet-based banking platforms, mobile banking applications and call centers.  As of December 31, 2015, we had 1,441 ATMs (that form part of Redbanc’s network of 7,932 ATMs) that allowed our customers to conduct self-service banking transactions during banking and non-banking hours.

As of December 31, 2015, we had a network of 419 retail branches throughout Chile. Our branch system serves as a distribution network for all of the products and services offered to our customers.  Our full-service branches accept deposits, cash withdrawals, offer the full range of our retail banking products, such as consumer loans, credit cards, mortgage loans and current accounts, and provide financial and non-financial information to current and potential customers.

We offer electronic banking services to our customers 24 hours a day through our Internet website, www.bancochile.cl, which has tailored homepages for the different segments we serve.  Thus, by accessing our website, our individual customers may execute electronic money transfers, access their account balances, pay utilities bills, apply for loans, purchase insurance premiums, and so on.  On the other hand, our corporate homepage offers a broad range of services, including the payment of bills, electronic fund transfers, non-charge orders, as well as a wide variety of account inquiries.  These services include our office banking service, Banconexion Web for Enterprises, which enables our corporate customers to perform all of their banking transactions from their offices.  Our homepage also offers products with exclusive benefits provided by our customer loyalty marketing programs, which enhance our relationships with customers.  Through the jointly administered website of Banchile Administration General de Fondos and Banchile Corredora de Bolsa, our mutual funds and securities brokerage subsidiaries, respectively, we also provide customers interested in investing and saving their funds with an Internet-based platform on which they can trade stocks and currencies, make time deposits and take positions in mutual funds, foreign stock markets, investments funds and derivatives.  Our foreign trade customers can rely on our international business homepage, www.bancochile.com, which enables them to inquire about the status of their foreign trade transactions and perform transactions, such as opening letters of credit, recording import collection and hedging on instructions and letters of credit.  According to our management information systems, on an average monthly basis, during 2015, approximately 30.3 million transactions were performed every month on our website, of which approximately 2.9 million were monetary transactions. Also, according to the SBIF, on average approximately 762,349 (including one time visits by both individuals and companies) accessed our website every month in 2015.  This translated into approximately 33.4 million visits to our website in 2015, on an average monthly basis.

Also, we provide our customers with access to a 24-hour phone-bank through which they can access account information and execute certain transactions.  This service, through which we receive over 403,769 calls per month on average, has enabled us to develop customer loyalty campaigns, sell financial products and services, answer specialized inquiries and receive and resolve complaints by customers and non-customers.

Lastly, over the last two years we have devoted efforts to enhance our mobile banking platforms by developing and launching diverse applications.  In 2014, we released the mobile apps MiBanco | MiPago | MiBeneficio. Similarly, in 2015 we launched MiCuenta | MiPass | MiSeguro. MiBanco is a mobile banking platform that enables our customers to perform most of the operations they can execute on our website, such as accessing their account balances, making bill payments and electronic money transfers, carrying out cash advances from credit cards to checking accounts.  MiPago is a specialized mobile application that permits requests for reimbursements from other Banco de Chile’s customers and performs the transaction by generating and scanning a QR code, which reinforces the security standards for these types of operations. MiCuenta is a mobile application that enables users to make monthly payments associated with utility bills and other types of services. MiPass is a password-generating application that, among other features, allows users to set a list of money transfer recipients to make transfers without requiring another password-generating device. MiSeguro provides our customers with the ability to enroll in new insurance policies, to obtain information on their insurance premiums and to request post-sale support, all through the use of the smartphone application. As of December 31, 2015, approximately 6.4 million monetary transactions had been carried out through our mobile applications MiBanco, MiCuenta and MiPago.

Competition

Overview

The Chilean market for banking and other financial services is highly and increasingly competitive and consists of various market sectors.  The most important sector is commercial banking with total loans (excluding operations of subsidiaries abroad) representing 85.2% of the Chilean GDP as of December 31, 2015. As of the same date, the Chilean banking industry consisted of 24 banks, 23 of which were privately-owned and one government-owned bank, namely, Banco del Estado. As of December 31, 2015, the four largest Chilean banks accounted for approximately 64.4% of all outstanding loans granted by Chilean financial institutions (excluding operations of subsidiaries abroad):  Banco Santander—Chile (18.9%), Banco de Chile (18.3%), Banco del Estado (14.2%) and Banco de Crédito e Inversiones (12.9%).

We face significant and increasing competition in all market segments in which we operate.  As a comprehensive commercial bank that offers a wide range of services to all types of enterprises and individual customers, we deal with a variety of competitors, ranging from large privately-owned commercial banks to more specialized entities, such as “niche” banks.  We also increasingly face competition, from non-banking companies like large department stores, private compensation funds, and saving and credit cooperatives with respect to some of our credit products, such as credit cards and consumer loans.  Furthermore, in recent years and given the outstanding credit rating held by the country, as well as the liquidity observed in overseas markets, local middle market, corporations and multinational branches in Chile have increasingly replaced loans rendered by local banks with off-shore long-term debt.  In addition, we face competition from other types of competitors, such as leasing, factoring and automobile financing companies (especially in lending products), as well as mutual funds, pension funds and insurance companies, within the market for savings and mortgage loans.  Nevertheless, banks continue to be the main suppliers of leasing, factoring and mutual funds, while the insurance brokerage business has become an important component of the value offerings provided by banks.

Within the local banking industry, our primary competitors are the main privately-owned commercial banks in Chile, namely, Banco Santander—Chile, Banco de Crédito e Inversiones, Banco Bilbao Vizcaya Argentaria Chile (BBVA), and Corpbanca.  Nevertheless, we also face competition from Banco del Estado, a government-owned bank, which has a larger customer base than we do. Banco del Estado, which operates under the same regulatory regime as Chilean privately-owned banks, was the third largest bank in Chile as of December 31, 2015, with outstanding total loans of Ch$19,071,559 million, representing a 14.2% market share (excluding operations of subsidiaries abroad), according to data published by the SBIF.

In the retail market, we compete with other privately-owned Chilean banks, as well as with Banco del Estado, which has a large individual customer base.  Among privately-owned banks, we believe our strongest competitors in this market are Banco Santander—Chile and Banco de Crédito e Inversiones, as these banks have developed diversified business strategies focused on both small and medium-sized companies and lower to middle income segments of the Chilean population.  In addition, we believe our strongest competitors in the high income individual segment are Banco Santander—Chile and Banco Itaú Chile, as these banks rely on specialized business models that provide wealth management and traditional banking services, as we do.

Historically, commercial banks in Chile have competed in the retail market against each other, and finance companies and department stores, with the latter two having traditionally been focused on consumer loans to low and middle-income segments.  However, finance companies gradually disappeared between the 1990s and 2000s, as most of them merged into the largest commercial banks that dominate the Chilean banking industry today.  Also, by the end of 1990s, the Chilean financial industry witnessed the rise of non-traditional banking competitors, such as large department stores.  During the 2000s, these players gained increasing significance in the consumer lending sector, as they were permitted to issue financial products such as credit cards.  Currently, there are three consumer oriented banks affiliated with Chile’s largest department stores:  Banco Falabella, Banco Ripley and Banco Paris.  Although these banks had a combined market share (excluding operations of subsidiaries abroad) of only 1.6% as of December 31, 2015, according to the SBIF, the presence of these banks is likely to make consumer banking more competitive over the next few years, especially within the lower income segment. As of December 31, 2015, the consumer loans granted jointly by these banks represented a 9.0% of the total consumer loans rendered by the industry (excluding operations of subsidiaries abroad).

In the wholesale market, we believe our strongest competitors are also Banco Santander—Chile, Banco de Crédito e Inversiones, Corpbanca and Banco Bilbao Vizcaya Argentaria Chile (BBVA).  Similarly, we believe these banks are our most significant competitors in the small and medium sized companies’ business segment.

We also compete, mainly through our subsidiaries, with companies that offer non-banking specialized financial services in the high-income individuals segment and the middle market and corporate segment such as Larrain Vial, BTG Pactual and IM Trust, whose core businesses are stock brokerage, financial advisory and wealth management services. Other Chilean commercial banks also compete in these markets of specialized financial services, but they are less focused on such businesses.

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

Regarding mergers and acquisitions events in the local banking industry, most of these transactions have involved international players seeking to participate in the local market.  Thus, in mid-1996, Banco Santander of Spain took control of Banco Osorno and merged it into its Chilean operations, changing its name to Banco Santander-Chile.  In January 1997, Banco O’ Higgins and Banco de Santiago merged, forming Banco Santiago and in 1999 Banco Santander of Spain acquired Banco Santiago.  During 2001, Banco de Chile merged with Banco de A. Edwards, which was effective on January 1, 2002.  In August 2002, Banco Santiago and Banco Santander—Chile, then the second and fourth largest banks in Chile, respectively, merged and became Chile’s largest bank under the Banco Santander-Chile brand name.  In 2003, Banco del Desarrollo merged with Banco Sudamericano, and in 2004, Dresdner Banque Nationale de Paris merged with Banco Security.  In 2005, Banco de Crédito e Inversiones merged with Banco Conosur.  In 2007, Banco Itaú acquired Bank Boston unit in Chile, while Rabobank acquired HNS Bank and Scotiabank acquired Banco del Desarrollo.  In 2008, we merged with Citibank Chile, and afterwards the Superintendency of Banks authorized the opening of a branch of the Norwegian bank DnB NOR and the acquisition of ABN Amro Bank by The Royal Bank of Scotland.  In early 2009, the merger agreement between Scotiabank Sudamericano and Banco del Desarrollo was completed, through which the former became Scotiabank Chile and the latter ceased to exist.  In addition, during 2009, Banco Monex was acquired by Consorcio Group, which absorbed the operations of the former and its subsidiaries, becoming Banco Consorcio.  Furthermore, by the end of 2013 Corpbanca’s controlling shareholders announced its intention to sell part of its stake to a local or international player.  On January 29, 2014, Corpgroup (the controlling shareholder of Corpbanca) accepted the bid of Brazil’s Itau Unibanco, through which Itau merges its own Chilean and Colombian subsidiaries with Corpbanca.  The merged bank, on a pro forma basis, would have had a 12.3% market share as of December 31, 2015, excluding operations of subsidiaries abroad.  According to publicly available information, this merger was approved by the SBIF in September 2015 and the merged company started operation on April 1, 2016.

In addition, consolidation and overseas expansion has emerged as a means of inorganic growth for local banks.  Actually, during 2012 Corpbanca, fourth ranked among Chilean privately-owned banks in terms of total loans as of December 31, 2011, acquired a former Santander Group’s subsidiary in Colombia and consolidated its balance sheet and results of operations beginning May 31, 2012.  Also, by the end of 2012, Corpbanca made a bid for acquiring Helm Bank in Colombia.  According to publicly available information, the bid process was completed and fully authorized by the SBIF in July 2013 and Corpbanca started to consolidate the balance sheet of this new subsidiary beginning August 31, 2013.  As of December 31, 2015, loans associated with Corpbanca’s operations in Colombia amounted to Ch$5,208,214 million and represented 3.9% of the industry’ total loans.

Similarly, by the end of May 2013, Banco de Crédito e Inversiones (“BCI”)—the third largest privately-owned bank in Chile in terms of total loans as of December 31, 2015, with a 12.9% market share (excluding operations of subsidiaries abroad)—announced the acquisition of the City National Bank, headquartered in the United States.  According to public information published by the SBIF, the process was fully authorized and completed in October 2015 and BCI started to consolidate the balance sheet on the same date.  As of December 31, 2015, loans associated with BCI’s operation in the United States amounted to Ch$2,888,336 million and represented 2.2% of the industry’s total loans.

Furthermore, during 2014 the Chilean banking industry witnessed the entry of new market players and changes in the ownership structure of certain competitors.  By the end of August 2014, Banco International announced the intention of Inversiones la Construcción (“ILC”) to take control of the bank by acquiring a 50.1% stake from the controlling shareholder, “Baninter”. Banco Internacional is a small bank within the Chilean banking industry and is mostly focused on the wholesale banking segment.  As of December 31, 2015, Banco Internacional’s loan book represented 0.6% of the total outstanding loans of the industry (excluding operations of subsidiaries abroad).  On the other hand, on May 30, 2014 the SBIF authorized the existence and approved the bylaws of “Banco BTG Pactual Chile.” This bank, a Chilean subsidiary of Brazil-based bank BTG Pactual, was already operating in the Chilean financial industry since 2012, providing stock brokerage, mutual funds management and investment banking services.  Banco BTG Pactual Chile received the final authorization to operate as a commercial bank on December 31, 2014 and officially started its commercial operations on January 23, 2015. As of December 31, 2015, the loan book of Banco BTG Pactual Chile represented only 0.02% of the total outstanding loans of the industry (excluding operations of subsidiaries abroad).

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

Below there is a set of tables and figures for the years ended December 31, 2013, 2014 and 2015 that shows our position within the Chilean financial industry.  The market information is set forth under Chilean GAAP as published by the SBIF and—unless otherwise indicated—excludes data related to operations of subsidiaries abroad.

The following table sets forth certain statistical information on the Chilean financial system as of December 31, 2015, according to information published by the SBIF under Chilean GAAP:

	As of December 31, 2015
	(in millions of Ch$, except percentages)
	Assets		Loans(1)(2)		Deposits(2)		Equity(3)
	Amount	Share	Amount	Share	Amount	Share	Amount	Share
CHILEAN GAAP:
Private sector banks	171,059,762	84.0%	114,801,936	85.8%	88,645,180	79.9%	13,918,529	90.3%
Banco del Estado	32,549,582	16.0	19,071,559	14.2	22,286,194	20.1	1,493,967	9.7
Total banking system	203,609,344	100.0%	133,873,495	100.0%	110,931,374	100.0%	15,412,496	100.0%

Source:  SBIF

(1)   Loans to customers.  Interbank loans are not included.

(2)   Excludes operations of subsidiaries abroad.

(3)   For purposes of this table, equity includes capital and reserves, net income for the period and provisions for minimum dividends.

Loans

We had total loans of Ch$ 24,558,041 million as of December 31, 2015, according to information published by the SBIF under Chilean GAAP.  The following table sets forth our market share and the market share of our principal privately-owned competitors in terms of total loans, as of the dates indicated, according to information published by the SBIF under Chilean GAAP:

	Total Loans(1)(2)
	As of December 31,
	2013	2014	2015
CHILEAN GAAP:
Banco Santander—Chile	19.2%	19.0%	18.9%
Banco de Chile	19.1	18.1	18.3
Banco de Crédito e Inversiones	13.2	13.1	12.9
Banco Corpbanca	7.3	7.4	7.2
BBVA Bilbao Vizcaya	6.9	6.9	6.7
Total market share	65.7%	64.5%	64.0%

Source:  SBIF

(1)         Allowances for loan losses not deducted.

(2)         Excludes operations of subsidiaries abroad.

Credit Quality

The following table sets forth the ratio of allowances to total loans of the largest private banks in Chile and that of the Chilean financial system as a whole (including such banks) as of December 31, 2013, 2014 and 2015, according to information published by the SBIF under Chilean GAAP:

	Allowances to Total Loans(1)
	As of December 31,
	2013	2014	2015
CHILEAN GAAP:
Banco Santander—Chile	2.91%	3.06%	2.98%
Banco de Chile	2.30	2.42	2.45
Banco Corpbanca	2.35	2.25	2.40
Banco de Crédito e Inversiones	2.32	2.17	1.81
BBVA Bilbao Vizcaya	1.72	1.64	1.44
Financial system	2.42%	2.45%	2.40%

Source:  SBIF

(1)         Includes operations of subsidiaries abroad.

The following table sets forth the ratio of past-due loans (90 days or more) over total loans for the largest private banks in Chile as of December 31, 2013, 2014 and 2015 on an individual basis, according to information published by the SBIF under Chilean GAAP:

	Past-Due Loans to Total Loans(1)(2)
	As of December 31,
	2013	2014	2015
CHILEAN GAAP:
Banco de Chile	1.13%	1.25%	1.22%
Banco Corpbanca	1.21	1.48	1.33
BBVA Bilbao Vizcaya	1.50	1.59	1.42
Banco de Crédito e Inversiones	2.39	2.29	1.50
Banco Santander—Chile	2.93	2.81	2.54
Financial system	2.15%	2.12%	1.88%

Source:  Chilean SBIF

(1)         The Superintendency of Banks only releases information about past-due loans (90 days or more) on an individual basis for Chilean banks.

(2)         Past-Due loans refer to loans 90 days or more past-due, including installments that are overdue and the remaining amount of principal and interest.

Deposits

We had total deposits (including demand deposits and time deposits) of Ch$ 18,234,740 million as of December 31, 2015, according to information published by the SBIF under Chilean GAAP.  The following table sets forth the market shares in terms of total deposits for private banks as of December 31, 2013, 2014 and 2015 on a consolidated basis, according to information published by the SBIF under Chilean GAAP:

	Total Deposits(1)
	As of December 31,
	2013	2014	2015
CHILEAN GAAP:
Banco Santander—Chile	16.6%	16.8%	17.6%
Banco de Chile	17.8	16.6	16.4
Banco de Crédito e Inversiones	12.6	12.8	12.8
Banco Corpbanca	6.3	6.9	6.7
BBVA Bilbao Vizcaya	6.4	6.3	6.0
Total market share	59.7%	59.4%	59.5%

Source:  SBIF

(1)         Excludes operations of subsidiaries abroad.

Capital and Reserves

The following table sets forth the level of capital and reserves for the largest private banks in Chile as of December 31, 2013, 2014 and 2015 according to information published by the SBIF under Chilean GAAP:

	Capital and Reserves(1)(2)
	As of December 31,
	2013		2014		2015
CHILEAN GAAP:
Banco de Chile	Ch$	2,095,296	Ch$	2,268,664	Ch$	2,505,561
Banco Santander—Chile	2,044,834		2,257,747		2,450,665
Banco de Crédito e Inversiones	1,371,894		1,560,883		1,768,953
Banco Corpbanca	1,639,493		1,654,610		1,396,694
BBVA Bilbao Vizcaya	Ch$	631,434	Ch$	664,214	Ch$	704,040

Source:  SBIF

(1)         Capital and Reserves equals to total equity before provisions for minimum dividends and net income for the period.

(2)         Includes operations of subsidiaries abroad.

Net Income attributable to Equity Holders

The following table sets forth the market shares in net income for privately-owned banks as of December 31, 2013, 2014 and 2015, according to information published by the SBIF under Chilean GAAP:

	Net Income(1)(2)
	As of December 31,
	2013	2014	2015
CHILEAN GAAP:
Banco de Chile	27.2%	24.4%	26.1%
Banco Santander—Chile	23.4	22.7	20.9
Banco de Crédito e Inversiones	15.9	14.1	15.4
Banco Corpbanca	8.2	9.3	9.4
BBVA Bilbao Vizcaya	2.7	3.0	4.2
Total Market Share	77.4%	73.5%	76.0%

Source:  SBIF

(1)         Net income for the period attributable to equity holders.

(2)         Includes operations of subsidiaries abroad.

Return on Capital and Reserves

The following table sets forth our return on capital and reserves and the returns on capital and reserves of our principal privately-owned competitors and the Chilean banking industry as a whole, in each case as of December 31, 2013, 2014 and 2015, according to information published by the SBIF under Chilean GAAP:

	Return on Capital and Reserves(1)(2)
	Year Ended December 31,
	2013	2014	2015
CHILEAN GAAP:
Banco de Chile	24.5%	26.1%	22.3%
Banco de Crédito e Inversiones	21.9	22.0	18.7
Banco Santander—Chile	21.6	24.4	18.3
Banco Corpbanca	9.5	13.7	14.4
BBVA Bilbao Vizcaya	8.0	11.0	12.7
Financial System average	15.9%	18.6%	15.1%

Source:  SBIF

(1)         Corresponds to net income attributable to equity holders divided by the year-end balance of Capital and Reserves.

(2)         Includes operations of subsidiaries abroad.

Operating Revenues

The following table sets forth the market shares in terms of operating revenues for private banks as of December 31, 2013, 2014 and 2015, on a consolidated basis, according to information published by the SBIF under Chilean GAAP:

	Operating Revenues(1)
	As of December 31,
	2013	2014	2015
CHILEAN GAAP:
Banco Santander—Chile	19.9%	19.5%	18.7%
Banco de Chile	20.0	19.1	18.6
Banco de Crédito e Inversiones	13.6	12.9	13.1
Banco Corpbanca	9.7	11.5	11.2
BBVA Bilbao Vizcaya	4.5	4.4	4.6
Total Market Share	67.7%	67.4%	66.2%

Source:  SBIF

(1)         Includes operations of subsidiaries abroad.

Operating Expenses

The following table sets forth the market shares in terms of operating expenses for privately-owned banks as of December 31, 2013, 2014 and 2015, on a consolidated basis, according to information published by the SBIF under Chilean GAAP:

	Operating Expenses
	As of December 31,
	2013	2014	2015
CHILEAN GAAP:
Banco de Chile	17.2%	16.7%	16.1%
Banco Santander—Chile	17.1	16.5	15.8
Banco de Crédito e Inversiones	13.2	12.0	12.9
BBVA Bilbao Vizcaya	10.3	12.1	11.0
Banco Corpbanca	5.2	5.8	4.8
Total Market Share	63.0%	63.1%	60.6%

Source:  SBIF

(1)         Includes operations of subsidiaries abroad.

Efficiency

The following table sets forth the efficiency ratios of the largest private Chilean banks as of December 31, 2013, 2014 and 2015, according to information published by the SBIF under Chilean GAAP:

	Efficiency Ratio(1)(2)
	As of December 31,
	2013	2014	2015
CHILEAN GAAP:
Banco de Chile	42.8%	43.4%	44.1%
Banco Santander—Chile	43.0	42.0	43.3
Banco de Crédito e Inversiones	48.2	46.1	50.2
Banco Corpbanca	52.9	52.1	50.5
BBVA Bilbao Vizcaya	58.4	65.4	53.2
Financial System average	49.9%	49.5%	51.1%

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

By the end of 2014, the Chilean Finance Ministry announced an overall review and various modifications to the Chilean Banking Act.  As proposed, these changes are aimed at modernizing the Chilean banking framework by adopting the Basel III Guidelines, while appropriately regulating the complexity of the Chilean banking industry, reinforcing the independence of the SBIF through its corporate governance, and establishing a resolution system for banks.  Accordingly, during 2015, the Chilean Ministry of Finance convened a working-group of financial experts to analyze and recommend modifications to the General Banking Act.  This working-group released a final report in January 2016 recommending that modifications to the General Banking Act should be phased-in.  Based on this report, the Ministry of Finance has announced that a bill reforming the Chilean Banking Act would be sent to the Chilean congress during 2016. See “Item 3.  Key Information—Risk Factors—Risks Relating to our Operations and the Chilean Banking Industry—Restrictions imposed by banking regulations may constrain our operations and thereby adversely affect our financial condition and results.”

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

In addition, the Chilean Government guarantees up to 90% of the principal amount of time deposits held by individuals in the Chilean banking system.  This guarantee covers obligations with a maximum value of UF 108 per person (Ch$2,767,942 or U.S.$3,908 as of December 31, 2015).

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

As of December 31, 2015 Banco de Chile fully complied with these reserve requirements.

Minimum Capital

Under the General Banking Law, a bank must have a minimum paid in capital and reserves of UF 800,000 (Ch$20,503 million or U.S.$28.9 million as of December 31, 2015).  However, a bank may begin its operations with 50% of such amount, provided that it has a Regulatory Capital ratio (defined as Regulatory Capital as a percentage of risk weighted assets) of not less than 12%.  When such a bank’s paid in capital reaches UF 600,000 (Ch$15,377 million or U.S.$21.7 million as of December 31, 2015), the Regulatory Capital ratio requirement is reduced to 10%.

As of December 31, 2015 Banco de Chile fully complied with such minimum capital requirements.

Capital Adequacy Requirements

According to the General Banking Law, each bank should have Regulatory Capital of at least 8% of its risk-weighted assets, net of required allowances.  This percentage may be increased by the regulators according to what has been previously stated.

Banks should also have a Basic Capital of at least 3% of their total assets, net of required allowances.

The terms Regulatory Capital and Basic Capital are defined under “Presentation of Financial Information” at the beginning of this annual report.

As of December 31, 2015 Banco de Chile fully complied with such capital adequacy requirements.

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

The regulation provides that 8% of the sum of the risk-weighted assets and the price risk of the trading book may not be higher than Regulatory Capital.  In light of the merger between Banco de Chile and Banco A. Edwards in 2002, the SBIF raised the applicable percentage for us from 8% to 10%.  As of December 31, 2015, the price risk of our trading book totaled Ch$98,943 million.

The following table shows our regulatory risk availability, computed as the difference between the risk and our Regulatory Capital, as of December 31, 2015:

As of December 31, 2015
(in millions of Ch$, except percentage)
(a) 10% risk-weighted assets	2,747,664
(b) Trading price risk	98,943
(c = a + b) Total risk	2,846,607
(d) Regulatory Capital	3,457,523
(e = d – c) Risk Availability	610,916
(f = c/d) Risk used as a Percentage of Regulatory Capital	82.3%

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

Credit risk for derivative transactions, for regulatory purposes, must be measured and reported as:

Derivatives Credit risk = Current Mark-to-Market (if positive) + Credit Risk Factor (%) * Notional Amount

The Current Mark-to-Market (“CMTM”) of the transaction, if positive, reflects the amount of money owed by the counterparty today, e.g. corresponding to the amount the counterparty would pay us if the transaction were unwound today.  As we are interested in measuring the maximum amount of money that the customer would owe us within the life of the transaction, the maximum potential future value of the transaction is added to the CMTM.  This potential value is measured as the Credit Risk Factor multiplied by the Notional Amount.  Hence, the Credit Risk Factor reflects the potential value that the transaction may take in favor of the bank (under some confidence level) within its remaining tenor.  The regulator determines the Credit Risk Factor by considering market factors (three categories:  interest rates, FX rates or equity prices) involved in the respective transactions and the remaining tenor.  In addition, banks usually develop their own Credit Risk Factors models to assess credit risk not only under regulatory guidelines.  Netting and credit mitigation schemes, such as recouping, early termination, margins, etc. have been allowed by regulators so that banks can better manage their credit risk.

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

As of December 31, 2015, Banco de Chile fully complied with the lending limits established by the General Banking Law.

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

Capital Markets

Under the General Banking Law, banks in Chile may purchase, sell, place, underwrite and act as paying agents with respect to certain debt securities.  Likewise, banks in Chile may place and underwrite certain equity securities.  Bank subsidiaries may also engage in debt placement and dealing, equity issuance advice and securities brokerage, as well as mutual fund and investment fund administration, factoring, investment advisory services and merger and acquisition services.  The SBIF generally regulates these subsidiaries.  However, the SVS regulates some of these subsidiaries.  The SVS is the regulator of the Chilean securities market and publicly-held corporations.

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

Rating Agency	Short Term	Long Term
Moody’s Investor Service (Moody’s)	P2	Baa3
Standard and Poor’s (S&P)	A2	BBB—
Fitch Rating Service (Fitch)	F2	BBB—
Dominion Bond Rating Service (DBRS)	R2	BBB(low)

A Chilean bank may invest in securities having a minimum rating as follows, provided that if the total amount of these investments and the loans referred to above exceed 20% (or 30% in certain cases) of the Regulatory Capital of the bank, an allowance of 100% of the excess shall be established by the bank:

Rating Agency	Short Term	Long Term
Moody’s Investor Service (Moody’s)	P2	Ba3
Standard and Poor’s (S&P)	A2	BB—
Fitch Rating Service (Fitch)	F2	BB—
Dominion Bond Rating Service (DBRS)	R2	BBB(low)

However, a Chilean bank may invest in securities up to an additional amount of 70% of the bank’s Regulatory Capital without having to establish an additional allowance, if such securities have a minimum rating of:

Rating Agency	Short Term	Long Term
Moody’s Investor Service (Moody’s)	P1	Aa3
Standard and Poor’s (S&P)	A1+	AA—
Fitch Rating Service (Fitch)	F1+	AA—
Dominion Bond Rating Service (DBRS)	R1(high)	AA(low)

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

Procedures for the Management of Information of Interest to the Market

In order to ensure compliance with the provisions of the Ley de Mercado de Valores No. 18,045 (the Chilean “Securities Market Law”) and regulations, issued by the SVS and the SBIF, our board of directors approved, on January 29, 2010, the Manual for the Management of Information of Interest to the Market (the “Manual”).

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

Prevention of Money Laundering and the Financing of Terrorism

On December, 18, 2003 Law 19,913 created the Financial Analysis Unit and enacted new rules regarding money laundering.  On March 6, 2006, the SBIF issued regulations governing the requirements applicable to banks with respect to prevention of money laundering and terrorism financing.  The regulations, as amended, are aimed at incorporating international anti-money laundering (“AML”) and terrorism financing laws to the Chilean banking industry.  Pursuant to these regulations, the SBIF requires that banks implement an Anti-Money Laundering and Terrorism Financing system based mainly on the “know your customer” and source of wealth concepts.  Moreover, these policies and procedures must be approved by the board of directors of each bank and must take into account the volume and complexity of its operations and other related parties.

Based on these requirements, a Customer Identification Program (as part of the Anti-Money Laundering and Terrorism Financing system) is needed to enable a bank to establish the reasonable belief that it knows the true identity of its customers.  In general, the program includes controls and procedures to:

•                  properly identifying customers, including their background, source and amount of funds, country of origin and other risk factors;

•                  identifying and monitoring what the SBIF has defined as politically exposed persons (“PEPs”) both within Chile and abroad; and

•                  ensuring a safe and suitable account opening process, with different documentation requirements needed for different types of accounts and products.

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

On December 1, 2015, the SBIF introduced a new set of rules regarding the PEPs.  These new sets of rules relate to the bank´s obligation to keep specific PEPs policy and procedures in place to grant certain loans to PEPs, as well as to carry out controls procedures associated with service providers when PEPs are involved therewith.

Consumer-Oriented Regulation

On December 5, 2011, Law No. 20,555 was published in the Diario Oficial, amending the Chilean Consumer Protection Law.  The most significant changes enacted by Law No. 20,555 were:

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

In July 2012, the government enacted the regulations that implement Law No. 20,555, which address mortgage loans, consumer loans, credit cards, the Sello Sernac (“Sernac Seal”), and other financial products and services.  The new regulations govern, among other matters, the form and content of communications that financial institutions must periodically provide to their customers.  Likewise, the new regulations implement the so-called Hoja Resumen (“Summary Sheet”)), which must precede the contracts that consumers enter into with financial institutions.  The Summary Sheet is intended to provide a clear and understandable summary of the terms and conditions that govern financial products and services.

The Sernac Seal is a new concept introduced by Law No. 20,555 and consists of a non-mandatory certification granted by the Chilean government agency in charge of consumer protection (Servicio Nacional del Consumidor, “Sernac”), by which that agency confirms that the contracts used by a financial institution when providing products and services comply with the Consumer Protection Act.  In this regard, the new regulation establishes the specific requirements for financial institutions to obtain such certification as well as the events that may lead to its termination.  Among the requirements to obtain the certification, financial institutions must provide a consumer service and adopt a dispute resolution procedure as defined by Law No. 20,555 and its regulation.

All of these regulations are already implemented by Banco de Chile, except Sernac Seal, which is not mandatory.

On April 30, 2013, the SBIF revoked several regulations that governed in general terms the collection of fees and expenses, the possibility of collecting them in certain cases, changing the fees to be charged to customers, and their exclusion from the calculation of the effective interest rate.  The SBIF said that this revocation occurred because, based on the amendments incorporated by Law No. 20,555, it lacks authority to continue regulating these matters.

On December 19, 2013, the Ministry of Economy published a regulation for the manner and conditions under which consumers validly express their consent to financial contracts.  Additionally, this regulation established the effects of a customer’s rejection or non-acceptance of an amendment proposed by the bank or other supplier.  However, this regulation was revoked on March 26, 2014.

On March 17, 2015 the SBIF released Circular No. 3,578, which provides a new set of minimum standards for the availability of banks’ ATM networks.  These rules impose minimum levels of uptime for ATMs belonging to each institution in order to ensure desired levels of performance and service quality.  Also, the SBIF has urged local banks to include the management of their ATM networks within their service policies and has required that they report relevant information periodically.

New Insurance Brokerage Regulations

On December 1, 2013, a new regulation affecting all insurance brokerage businesses in Chile became effective.  This regulation is a result of Law No. 20,667 that was enacted on May 9, 2013 and Circular No. 2114 issued by the SVS on July 26, 2013.  The new regulation establishes that, in the case of early termination of an insurance policy paid for in advance (for example, because of the early repayment of the related loan), all unearned premiums must be refunded to the customer by the company that issued the policy.  This refund obligation includes both the unearned premiums and commissions relating to the remaining policy period, such as brokerage fees (e.g., the fees of our subsidiary Banchile Corredores de Seguros Limitada) and any other commissions.  The premiums and commissions subject to refund will be calculated in proportion to the unlapsed period.  This refund obligation applies with respect to insurance policies issued after this new regulation became effective.  Prior to this regulation, unearned premiums were refunded only if the early termination took place within the later of forty-five days after the issuance of the insurance policy, or one-tenth of the total term of the insurance policy (from the date of issuance).  These refund obligations did not have a material effect on our results of operations in 2014 and 2015.

New Maximum Legal Interest Rates

On December 13, 2013, a new law—Law No. 20,715—regulating maximum interest rates became effective upon publication in the Chilean Official Gazette.  This legislation affects all Chilean businesses that charge interests (including all banks, department stores and any other commerce or financial provider) on loans up to UF 200 (approximately U.S.$7,240), including installment loans, credit cards and credit lines related loans, as well as overdue loans.  This regulation establishes among other things, a new methodology for calculating the maximum legal interest rate for loans —not indexed to inflation— longer than a 90-day term, which results in a reduction of the maximum legal interest rate applicable to such debtors.  This law did not have a material effect on our results of operations in 2014 and 2015.

Credit Risk Provisioning

On December 18, 2013, the SBIF published for comments a set of amendments to the regulations on allowances for loan losses and credit risk matters.  A revised and final version of these guidelines was published on December 30, 2014 by the SBIF (Circular No. 3,573).

The final version of the guidelines established a standardized method for calculating provisions for loan losses for residential mortgage loans, including the effects of past-due behavior and loan-to-value ratios, while providing new and more precise definitions for impaired loans and new requirements to remove loans from such portfolio.  In addition, this set of rules addressed the possibility of implementing standardized credit risk provisioning models for consumer and commercial loan portfolios, evaluated on a grouped basis, in the future.  However, the circular clarified that standardized methods for evaluating commercial and consumer loans on a group basis, as well as the requirements for banks’ internally developed models, would be discussed and analyzed in 2015.

Lastly, the new guidelines also introduced changes for the treatment of factoring loans from a provisioning point of view, by taking into account the credit risk associated with the billed company.

On June 22, 2015, the SBIF published a set of amendments to existing rules on loan provisioning and treatment of impaired loans to explain and ensure the right application of the rules released on December 30, 2014, which went into effect on January 1, 2016.

On December 24, 2015, the SBIF published new guidelines (Circular No. 3,598) regulating the use of internally-developed credit risk models by Chilean banks.  These guidelines—enclosed in two appendices that complement the existing credit risk provisioning rules—establish a framework and requirements that all Chilean banks must comply to shift from standardized credit risk provisioning models to internally-developed credit risk models.  The new framework establishes general and specific requirements.  Regarding general requirements, the SBIF states that banks should:  (i) have independent and specialized areas in charge of developing, validating and monitoring internally-developed methodologies, (ii) have adequate control procedures for technological platforms and systems to ensure stability and reliability of processes supporting internally-developed methodologies, (iii) maintain backup of information, variables, validation and monitoring activities associated with modeling internally-developed methodologies to enable counterparties to replicate the developed methodologies, if necessary and (iv) generate detailed technical documentation of analysis and decisions made in the process of building internal methodologies.  In addition, the SBIF requires specific requirements for setting-up internally-developed methodologies, which will depend on the type of method chosen by each bank, as disclosed in Circular No. 3,598.

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

New Rules on Liquidity Standards

In 2014, the Chilean Central Bank released a proposal for new liquidity standards for local banks based on Basel III guidelines.  After receiving comments, the Central Bank published a final version in January 2015. The SBIF is the institution empowered to put these guidelines into practice and monitor them on an ongoing basis.  Accordingly, in February 2015, the SBIF introduced a draft of these rules for comment and discussion.  On July 31, 2015, the SBIF released a new set of liquidity requirements for banks (Circular No. 3,585) establishing reporting requirements for local banks with respect to management and measurement of each bank’s liquidity position.  The guidelines require local banks to provide certain financial information to regulators as well as the general public, including but not limited to disclosures regarding liquid assets, liabilities, maturity dates for certain investments and concentration of financial instruments by type of liability and counterparty.  Also, aligned with Basel III, these new rules require banks to report and monitor liquidity ratios such as Liquidity Coverage Ratio (LCR) and Net Stable Funding Ratio (NSFR).

The first stage of these requirements is intended to improve the information—in quantity and quality—about the actual status of banks without imposing specific limits, except liquidity mismatch limits for 30-day and 90-days periods.  Under this limit, which existed before the new guidelines, mismatches between modeled cash inflows and cash outflows over 30-day and 90-day periods must not exceed one time and two times the amount of Tier 1 capital held by any bank, respectively.

Based on the new guidelines, in March 2016, the Chilean regulator began to require banks to issue two reports, namely C47 and C48.  The C47 report focuses on liabilities analysis and the C48 report focuses on LCR and NSFR ratios disclosures.  So far, however, the regulator has not established any thresholds related to these reports and there is no certainty as to when or how these limits will be imposed.  Nevertheless, regulatory limits are expected to be defined and implemented by 2017.  Accordingly, this new rules will not affect our operations and results for the year ended December 31, 2016.

Amendments to the Reform that Modified the Chilean Tax System

In September 2014, the Chilean congress approved a law reforming the Chilean tax system.  This tax reform (Law No. 20,780) gradually increases the first category tax or corporate tax rate between 2014 and 2018 while establishing two alternative tax regimes from 2017 onwards:  (i) the Semi-Integrated Regime and (ii) the Attribution Regime.  The tax reform increases the statutory corporate tax rate from 20.0% in 2013 to 21.0% in 2014, 22.5% in 2015 and 24.0% in 2016.  From 2017 onwards, the statutory corporate tax rate will depend on the tax regime chosen by the owners of the taxpayer (the company).  If the Semi-Integrated Regime is selected, the company will be subject to a statutory corporate tax rate of 25.5% in 2017 and 27.0% from 2018 onwards.  If, instead, the Attribution Regime is selected, the company will be subject to a statutory corporate tax rate of 25.0% from 2017 onwards.

Notwithstanding the above, in February 2016, a new tax law was enacted (Law No. 20,899), which simplified the previously mentioned reform by limiting the possibility of choosing between the two alternative tax regimes.  In fact, according to this new amendment to the Chilean tax system, publicly-traded companies will only be subject to Semi-Integrated Regime.  Consequently, the statutory corporate tax rate for Banco de Chile will be 25.5% in 2017 and 27.0% from 2018 onwards.

The tax reform also affects the taxes levied on dividends received by investors that hold shares of common stock or ADS from 2017 onwards.  Under the Semi-Integrated Regime, holders of shares or ADS will pay taxes on the dividends effectively received from the company (withholding tax of 35% for foreign investors and a general regime tax for local investors).  Foreign investors from Double Taxation Avoidance Treaty (“DTAT”) countries will be able to use 100% of the corporate tax paid by the company as a tax credit.  However, local investors and holders from non-DTAT countries will be permitted to use only 65% of the corporate tax paid by the company as a tax credit.

In addition, Law No. 20,899 permits investors to use 100% of the corporate tax paid by the company as a tax credit, if investors reside in countries that used to be DTAT countries before January 1, 2017, even though the DTAT has expired.  However, this special treatment will only apply until December 31, 2019.

Based on the above, the effective tax rate paid by local (individual) investors or foreign holders could increase up to 44.5%.

Lastly, under the new amendments to the Chilean tax system, stock dividends (distributions on fully paid-in shares) are tax exempt when distributed.  Furthermore, the new tax income law introduces certain changes to the treatment of capital gains associated with the sale of shares received as stock dividends.

Although these reforms are currently in place, some rulings associated with their implementation are still under review by the Chilean IRS. Accordingly, changes to or statements regarding the interpretation of new taxation guidelines could be introduced by the Chilean IRS in the future.

For more information, see “Item 10.  Additional Information—Taxation—Chilean Tax Considerations.”

New Law Regulating the Release of Mortgages and Pledges without Conveyance (Law No. 20,855)

Law No. 20,855 was enacted on September 25, 2015 and went into effect on January 23, 2016.  This law seeks to regulate the release of mortgages used as collateral for loans granted to individuals or SMEs customers.  This regulation supplements the Consumer Protection Act (Law No. 19,496) or the SERNAC Act.  In addition, Law No. 20,855 regulates the release of prendas sin desplazamiento (“pledges without conveyance”) used as collateral for loans granted to individuals, SMEs or any type of company as defined by Law No. 20,190.

For loans paid-off after January 23, 2016, Law No. 20,855 establishes requirements and time limits for banks to release mortgages (within 45 days) and inform customers of such release (within 30 days).  On the other hand, for loans paid-off before January 23, 2016, Law No. 20,855 requires banks to release the mortgages within a 3-year period for loans paid-off up to six years before this law becomes effective and to release the pledges without conveyance within an 18-month period for loans paid-off up to four years before this law becomes effective.  Notwithstanding the aforementioned, for loans paid-off before January 23, 2016, customers may also require the release of mortgages or pledges without conveyance, which should be executed by the bank within 45 days.  Also, the bank should provide the customer with this information within a 30-day period. Costs associated with this process will be incurred by banks.

In addition, for monitoring purposes, the bank must inform the SERNAC, on a semi-annual basis, about:  (i) the criteria used to comply with Law No. 20,855, (ii) the progress in implementing the proposed changes, (iii) the efforts taken to release mortgages used as collateral on already paid-off loans and (iv) the advertising used to inform customers about their rights regarding the release of mortgages once the related loan has been paid-off.

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

Reporting of Operational Incidents

On March 23, 2015, the SBIF issued a new regulation on the reporting of operational incidents (Circular No. 3,579).  According to this regulation, banks must report immediately to the SBIF certain types of significant operational incidents in order to keep the regulator properly informed.  For purposes of the regulation, an operational incident is deemed significant if the event affects the business continuity, information security or reputation of the bank.

Volcker Rule

The Volcker Rule became effective during 2015 in the United States as part of the Dodd—Frank Wall Street Reform and Consumer Protection Act.  Among other topics, the Volcker Rule limits proprietary trading and positions taken by banks in covered funds by establishing specific conditions for carrying out these activities.  Also, this regulation establishes specific corporate governance measures for conducting these businesses to avoid conflict of interest and high-risk trading strategies by banks.

Section No. 619 of the Volcker Rule is applicable to Citigroup.  Since we and our subsidiaries are considered as Citigroup’s subsidiaries, during 2015, we comprehensively revised our internal policies and procedures to establish, maintain, enforce, test and modify our Volcker Rule Compliance Program.

ORGANIZATIONAL STRUCTURE

The following diagram presents our current corporate structure, including our subsidiaries and their respective direct ownership interests, as of April 25, 2016:

With the exception of Banchile Trade Services Limited, which was incorporated in Hong Kong, all of the subsidiaries presented above have their jurisdiction of incorporation in the Republic of Chile.  See “—Business Overview—Principal Business Activities—Operations through Subsidiaries” for more information on our subsidiaries.

In 2014, we began a voluntary dissolution process for Banchile Trade Services Limited in Hong Kong, which is still in progress.  We expect to complete this process during the second half of 2016.

PROPERTY, PLANT AND EQUIPMENT

We are based in Chile and own the building located at Paseo Ahumada 251, Santiago, Chile, that is approximately 77,500 square meters and serves as the headquarters for the Bank and its subsidiaries.  In addition, we own both office and parking space in four other buildings located at Huerfanos 740, Agustinas 733, Andrés Bello 2687 and El Bosque 500, Santiago, Chile where the remainder of our executive offices are located.  The total area we own in these buildings is equivalent to approximately 46,300 square meters.

As of December 31, 2015, we owned the properties on which 171 of our full-service branches and other points of sale are located (approximately 111,200 square meters of office space).  Also, as of December 31, 2015, we had leased office space for 234 of our full-service branches with office space of approximately 65,220 square meters.  Lastly, the 14 remaining branches and other points of sale were managed through a combined model by which part of the branch surface is owned and the remaining branch surface is under a leasing contract.  Also, in some cases, we entered into special partnership agreements with the property’s owners.

We also own properties throughout Chile for back office and administrative operations, as well as for storage of documents and other purposes.  We believe that our facilities are adequate for our present needs and suitable for their intended purposes.

As of December 31, 2015, we also owned approximately 134,250 square meters in mainly recreational physical facilities in Chile, which we use to assist our employees in maintaining a healthy work and life balance and which we use for incentive and integration activities.

Our 2016 budget for infrastructure expenditures amounts to approximately Ch$25,459 million. This is intended to finance disbursements associated with renovation and restoration of our main buildings (26.8%), implementation and relocation of commercial branches (47.2%), general maintenance for buildings and distribution network (13.4%), among other disbursements.

SELECTED STATISTICAL INFORMATION

The following information is included for analytical purposes and should be read in conjunction with our audited consolidated financial statements as of and for the year ended December 31, 2015 appearing elsewhere in this annual report and “Item 5.  Operating and Financial Review and Prospects.”

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

The following tables set forth, by currency of denomination, average balances and, where applicable, interest amounts and nominal rate for our assets and liabilities under IFRS for the years ended December 31, 2013, 2014 and 2015:

	For the Year Ended December 31,
	2013					2014					2015
	Average Balance		Interest Earned(1)		Average Nominal Rate	Average Balance		Interest Earned(1)		Average Nominal Rate	Average Balance		Interest Earned(1)		Average Nominal Rate
	(In millions of Ch$, except percentages)
IFRS:
Assets
Interest earning assets
Deposits in Central Bank
Ch$	294,427		1,386		0.47%	298,688		3,401		1.14%	261,059		2,701		1.03%
UF	—		—		—	—		—		—	—		—		—
Foreign currency	101,845		265		0.26	96,598		497		0.51	119,768		719		0.60
Total	396,272		1,651		0.42	395,286		3,898		0.99	380,827		3,420		0.90
Financial Investments
Ch$	797,743		26,424		3.31	1,102,713		52,006		4.72	1,201,558		43,682		3.64
UF	930,818		50,314		5.41	647,066		51,175		7.91	505,870		28,615		5.66
Foreign currency	218,414		4,723		2.16	219,291		9,417		4.29	237,805		9,222		3.88
Total	1,946,975		81,461		4.18	1,969,070		112,598		5.72	1,945,233		81,519		4.19
Loans in advance to Banks
Ch$	496,870		15,728		3.17	602,968		18,938		3.14	1,099,698		28,267		2.57
UF	—		—		—	—		—		—	—		—		—
Foreign currency	—		—		—	—		—		—	—		—		—
Total	496,870		15,728		3.17	602,968		18,938		3.14	1,099,698		28,267		2.57
Commercial loans
Ch$	5,906,716		467,912		7.92	6,296,574		433,759		6.89	6,353,016		412,854		6.50
UF	4,464,635		308,227		6.90	4,834,705		372,748		7.71	4,786,721		294,792		6.16
Foreign currency	2,106,159		57,023		2.71	2,185,315		51,069		2.34	2,503,652		53,937		2.15
Total	12,477,510		833,162		6.68	13,316,594		857,576		6.44	13,643,389		761,583		5.58
Consumer Loans
Ch$	2,834,958		562,721		19.85	3,068,810		564,660		18.40	3,336,722		565,089		16.94
UF	59,135		5,260		8.89	77,674		9,242		11.90	83,464		8,217		9.84
Foreign currency	15,739		6		0.04	20,395		—		—	24,649		—		—
Total	2,909,832		567,987		19.52	3,166,879		573,902		18.12	3,444,835		573,306		16.64
Residential mortgage loans
Ch$	—		—		—	—		—		—	—		—		—
UF	4,455,850		288,888		6.48	5,082,293		497,258		9.78	5,826,928		469,633		8.06
Foreign currency	—		—		—	—		—		—	—		—		—
Total	4,455,850		288,888		6.48	5,082,293		497,258		9.78	5,826,928		469,633		8.06
Repurchase agreements
Ch$	27,382		1,649		6.02	27,704		1,355		4.89	36,844		1,367		3.71
UF	—		—		—	—		—		—	—		—		—
Foreign currency	—		—		—	—		—		—	—		—		—
Total	27,382		1,649		6.02	27,704		1,355		4.89	36,844		1,367		3.71
Total interest earning assets
Ch$	10,358,096		1,075,820		10.39	11,397,457		1,074,119		9.42	12,288,897		1,053,960		8.58
UF	9,910,438		652,689		6.59	10,641,738		930,423		8.74	11,202,983		801,257		7.15
Foreign currency	2,442,157		62,017		2.54	2,521,599		60,983		2.42	2,885,874		63,878		2.21
Total	Ch$	22,710,691	Ch$	1,790,526	7.88%	Ch$	24,560,794	Ch$	2,065,525	8.41%	Ch$	26,377,754	Ch$	1,919,095	7.28%

(1)       Interest earned includes interest accrued on trading securities.

	For the Year Ended December 31,
	2013			2014			2015
	Average Balance	Interest Earned(1)	Average Nominal Rate	Average Balance	Interest Earned(1)	Average Nominal Rate	Average Balance	Interest Earned(1)	Average Nominal Rate
	(In millions of Ch$, except percentages)
IFRS:
Assets
Non-interest earning assets
Cash and due from banks
Ch$	434,620	—	—	403,354	—	—	501,644	—	—
UF	—	—	—	—	—	—	53	—	—
Foreign currency	301,156	—	—	367,273	—	—	413,646	—	—
Total	735,776	—	—	770,627	—	—	915,343	—	—
Transactions in the course of collection
Ch$	225,309	—	—	246,658	—	—	327,091	—	—
UF	—	—	—	—	—	—	—	—	—
Foreign currency	178,101	—	—	167,715	—	—	208,630	—	—
Total	403,410	—	—	414,373	—	—	535,721	—	—
Allowances for loan losses
Ch$	(409,921)	—	—	(477,991)	—	—	(493,583)	—	—
UF	—	—	—	—	—	—	—	—	—
Foreign currency	(6)	—	—	—	—	—	—	—	—
Total	(409,927)	—	—	(477,991)	—	—	(493,583)	—	—
Derivatives
Ch$	295,460	—	—	603,412	—	—	1,022,877	—	—
UF	—	—	—	—	—	—	—	—	—
Foreign currency	52,395	—	—	48,324	—	—	84,612	—	—
Total	347,855	—	—	651,736	—	—	1,107,489	—	—
Investments in Other Companies
Ch$	15,525	—	—	20,245	—	—	26,286	—	—
UF	—	—	—	—	—	—	—	—	—
Foreign currency	41	—	—	47	—	—	53	—	—
Total	15,566	—	—	20,292	—	—	26,339	—	—
Intangible assets
Ch$	74,709	—	—	68,359	—	—	64,706	—	—
UF	—	—	—	—	—	—	—	—	—
Foreign currency	—	—	—	—	—	—	—	—	—
Total	74,709	—	—	68,359	—	—	64,706	—	—
Fixed assets
Ch$	201,991	—	—	202,385	—	—	208,804	—	—
UF	—	—	—	—	—	—	—	—	—
Foreign currency	—	—	—	—	—	—	—	—	—
Total	201,991	—	—	202,385	—	—	208,804	—	—
Current tax assets
Ch$	—	—	—	—	—	—	—	—	—
UF	—	—	—	—	—	—	—	—	—
Foreign currency	—	—	—	—	—	—	—	—	—
Total	—	—	—	—	—	—	—	—	—
Deferred tax assets
Ch$	44,785	—	—	62,783	—	—	94,626	—	—
UF	—	—	—	—	—	—	—	—	—
Foreign currency	—	—	—	—	—	—	—	—	—
Total	44,785	—	—	62,783	—	—	94,626	—	—

	For the Year Ended December 31,
	2013					2014					2015
	Average Balance		Interest Earned(1)		Average Nominal Rate	Average Balance		Interest Earned(1)		Average Nominal Rate	Average Balance		Interest Earned(1)		Average Nominal Rate
	(In millions of Ch$, except percentages)
Other assets
Ch$	205,980		—		—	173,425		—		—	197,903		—		—
UF	61,560		—		—	55,948		—		—	61,970		—		—
Foreign currency	30,868		—		—	100,899		—		—	181,307		—		—
Total	298,408		—		—	330,272		—		—	441,180		—		—
Total non-interest earning assets
Ch$	1,088,458		—		—	1,302,630		—		—	1,950,354		—		—
UF	61,560		—		—	55,948		—		—	62,023		—		—
Foreign currency	562,555		—		—	684,258		—		—	888,248		—		—
Total	1,712,573		—		—	2,042,836		—		—	2,900,625		—		—
Total Assets
Ch$	11,446,554		1,075,820		—	12,700,087		1,074,119		—	14,239,251		1,053,960		—
UF	9,971,998		652,689		—	10,697,686		930,423		—	11,265,006		801,257		—
Foreign currency	3,004,712		62,017		—	3,205,857		60,983		—	3,774,122		63,878		—
Total	Ch$	24,423,264	Ch$	1,790,526	—	Ch$	26,603,630	Ch$	2,065,525	—	Ch$	29,278,379	Ch$	1,919,095	—

	For the Year Ended December 31,
	2013					2014					2015
	Average Balance		Interest paid		Average Nominal Rate	Average Balance		Interest paid		Average Nominal Rate	Average Balance		Interest paid		Average Nominal Rate
	(In millions of Ch$, except percentages)
IFRS:
Liabilities
Interest bearing liabilities
Savings accounts
Ch$	6,836,894		354,636		5.19%	6,970,983		271,883		3.90%	7,122,450		236,628		3.32%
UF	2,248,767		117,241		5.21	1,960,666		148,381		7.57	1,747,270		91,302		5.23
Foreign currency	756,822		3,312		0.44	792,571		2,435		0.31	946,815		2,427		0.26
Total	9,842,483		475,189		4.83	9,724,220		422,699		4.35	9,816,535		330,357		3.37
Repurchase agreements
Ch$	285,107		13,148		4.61	257,477		9,479		3.68	229,496		6,947		3.03
UF	128		—		—	1,741		102		5.86	3,950		268		6.78
Foreign currency	3,872		—		—	3,083		—		—	5,068		1		0.02
Total	289,107		13,148		4.55	262,301		9,581		3.65	238,514		7,216		3.03
Borrowings from financial institutions
Ch$	140,055		3,307		2.36	277,597		1,054		0.38	45,340		595		1.31
UF	13		—		—	9		1		11.11	7		1		14.29
Foreign currency	1,061,798		10,484		0.99	859,593		6,111		0.71	1,315,459		9,575		0.73
Total	1,201,866		13,791		1.15	1,137,199		7,166		0.63	1,360,806		10,171		0.75
Debt issued
Ch$	22,731		1,132		4.98	12,179		2,123		17.43	—		—		—
UF	3,075,889		182,824		5.94	3,401,241		316,902		9.32	3,904,943		302,669		7.75
Foreign currency	672,589		15,374		2.29	1,483,580		25,301		1.71	1,741,176		26,442		1.52
Total	3,771,209		199,330		5.29	4,897,000		344,326		7.03	5,646,119		329,111		5.83
Other financial obligations
Ch$	101,782		1,473		1.45	108,487		1,356		1.25	121,817		1,448		1.19
UF	21,757		1,398		6.43	16,690		3,640		21.81	13,498		1,774		13.14
Foreign currency	50,329		42		0.08	64,982		20		0.03	44,407		92		0.21
Total	173,868		2,913		1.68	190,159		5,016		2.64	179,722		3,314		1.84
Total interest bearing liabilities
Ch$	7,386,569		373,696		5.06	7,626,723		285,895		3.75	7,519,103		245,618		3.27
UF	5,346,554		301,463		5.64	5,380,347		469,026		8.72	5,669,668		396,014		6.98
Foreign currency	2,545,410		29,212		1.15	3,203,809		33,867		1.06	4,052,925		38,537		0.95
Total	Ch$	15,278,533	Ch$	704,371	4.61%	Ch$	16,210,879	Ch$	788,788	4.87%	Ch$	17,241,696	Ch$	680,169	3.94%

	For the Year Ended December 31,
	2013			2014			2015
	Average Balance	Interest paid	Average Nominal Rate	Average Balance	Interest paid	Average Nominal Rate	Average Balance	Interest paid	Average Nominal Rate
	(In millions of Ch$, except percentages)
IFRS:
Liabilities
Non-interest bearing liabilities
Current account and demand deposits
Ch$	4,576,645	—	—	5,109,950	—	—	5,727,221	—	—
UF	164,012	—	—	185,098	—	—	285,412	—	—
Foreign currency	714,685	—	—	929,007	—	—	1,116,853	—	—
Total	5,455,342	—	—	6,224,055	—	—	7,129,486	—	—
Transactions in the course of payment
Ch$	84,307	—	—	108,117	—	—	171,724	—	—
UF	—	—	—	—	—	—	—	—	—
Foreign currency	148,098	—	—	138,669	—	—	206,378	—	—
Total	232,405	—	—	246,786	—	—	378,102	—	—
Derivatives
Ch$	313,315	—	—	588,001	—	—	941,672	—	—
UF	—	—	—	—	—	—	—	—	—
Foreign currency	78,467	—	—	68,076	—	—	95,387	—	—
Total	391,782	—	—	656,077	—	—	1,037,059	—	—
Current tax liabilities
Ch$	5,401	—	—	3,864	—	—	11,461	—	—
UF	—	—	—	—	—	—	—	—	—
Foreign currency	—	—	—	—	—	—	—	—	—
Total	5,401	—	—	3,864	—	—	11,461	—	—
Deferred tax liabilities
Ch$	—	—	—	—	—	—	—	—	—
UF	—	—	—	—	—	—	—	—	—
Foreign currency	—	—	—	—	—	—	—	—	—
Total	—	—	—	—	—	—	—	—	—
Provisions
Ch$	110,187	—	—	183,730	—	—	126,682	—	—
UF	—	—	—	—	—	—	—	—	—
Foreign currency	—	—	—	—	—	—	—	—	—
Total	110,187	—	—	183,730	—	—	126,682	—	—
Other liabilities
Ch$	243,424	—	—	193,974	—	—	212,265	—	—
UF	17,266	—	—	17,654	—	—	17,226	—	—
Foreign currency	27,758	—	—	27,810	—	—	12,007	—	—
Total	288,448	—	—	239,438	—	—	241,498	—	—
Equity
Ch$	2,661,166	—	—	2,838,801	—	—	3,112,395	—	—
UF	—	—	—	—	—	—	—	—	—
Foreign currency	—	—	—	—	—	—	—	—	—
Total	2,661,166	—	—	2,838,801	—	—	3,112,395	—	—
Total non-interest bearing liabilities and equity
Ch$	7,994,445	—	—	9,026,437	—	—	10,303,420	—	—
UF	181,278	—	—	202,752	—	—	302,638	—	—
Foreign currency	969,008	—	—	1,163,562	—	—	1,430,625	—	—
Total	9,144,731	—	—	10,392,751	—	—	12,036,683	—	—

	For the Year Ended December 31,
	2013			2014			2015
	Average Balance	Interest paid	Average Nominal Rate	Average Balance	Interest paid	Average Nominal Rate	Average Balance	Interest paid	Average Nominal Rate
	(In millions of Ch$, except percentages)
IFRS:
Total liabilities and equity
Ch$	15,381,014	373,696	—	16,653,160	285,895	—	17,822,523	245,618	—
UF	5,527,832	301,463	—	5,583,099	469,026	—	5,972,306	396,014	—
Foreign currency	3,514,418	29,212	—	4,367,371	33,867	—	5,483,550	38,537	—
Total	24,423,264	704,371	—	26,603,630	788,788	—	29,278,379	680,169	—

Interest Earning Assets and Net Interest Margin

The following table sets forth, by currency of denomination, the levels of our average interest earning assets and net interest, and illustrates the comparative margins obtained, for the years ended December 31, 2013, 2014 and 2015:

	For the Year Ended December 31,
	2013		2014		2015
IFRS:
Total average interest earning assets
Ch$	Ch$	10,358,096	Ch$	11,397,457	Ch$	12,288,897
UF	9,910,438		10,641,738		11,202,983
Foreign currency	2,442,157		2,521,599		2,885,874
Total	22,710,691		24,560,794		26,377,754
Net interest earned (including interest earned on trading securities)(1)
Ch$	702,124		788,224		808,342
UF	351,226		461,397		405,243
Foreign currency	32,805		27,116		25,341
Total	Ch$	1,086,155	Ch$	1,276,737	Ch$	1,238,926
Net interest margin, nominal basis(2)
Ch$	6.78%		6.92%		6.58%
UF	3.54		4.34		3.62
Foreign currency	1.34		1.08		0.88
Total	4.78%		5.20%		4.70%

(1)         Net interest earned is defined as interest revenue earned less interest expense incurred.

(2)         Net interest margin, nominal basis is defined as net interest earned divided by average interest earning assets.

Changes in Net Interest Income—Volume and Rate Analysis

The following tables compare, by currency of denomination, changes in our net interest revenue between 2013 and 2014, as well as 2014 and 2015, caused by (i) changes in the average volume of interest earning assets and interest bearing liabilities and (ii) changes in their respective nominal interest rates.  Volume and rate variances were calculated based on movements in average balances over the period and changes in nominal interest rate, average interest earning assets and average interest bearing liabilities.  The net change attributable to changes in both volume and rate has been allocated proportionately to the change in volume and the change in rate.

	Increase (Decrease) from 2013 to 2014 due to changes in		Net Change from 2013 to	Increase (Decrease) from 2014 to 2015 due to changes in		Net Change from 2014 to
	Volume	Rate	2014	Volume	Rate	2015
	(in millions of Ch$)
IFRS:
Assets
Interest earning assets
Deposits in Central Bank
Ch$	20	1,995	2,015	(406)	(294)	(700)
UF	—	—	—	—	—	—
Foreign currency	(14)	246	232	131	91	222
Total	6	2,241	2,247	(275)	(203)	(478)
Financial investments
Ch$	12,132	13,450	25,282	4,361	(12,685)	(8,324)
UF	(18,157)	19,018	861	(9,787)	(12,773)	(22,560)
Foreign currency	19	4,675	4,694	759	(954)	(195)
Total	(6,006)	37,143	31,137	(4,667)	(26,412)	(31,079)
Loans in advance to bank
Ch$	3,333	(123)	3,210	13,280	(3,951)	9,329
UF	—	—	—	—	—	—
Foreign currency	—	—	—	—	—	—
Total	3,333	(123)	3,210	13,280	(3,951)	9,329
Commercial loans
Ch$	29,530	(63,683)	(34,153)	3,858	(24,763)	(20,905)
UF	26,787	37,734	64,521	(3,664)	(74,292)	(77,956)
Foreign currency	2,080	(8,034)	(5,954)	7,061	(4,193)	2,868
Total	58,397	(33,983)	24,414	7,255	(103,248)	(95,993)
Consumer loans
Ch$	44,620	(42,681)	1,939	47,243	(46,814)	429
UF	1,917	2,065	3,982	653	(1,678)	(1,025)
Foreign currency	1	(7)	(6)	—	—	—
Total	46,538	(40,623)	5,915	47,896	(48,492)	(596)
Residential mortgage loans
Ch$	—	—	—	—	—	—
UF	45,089	163,281	208,370	67,027	(94,652)	(27,625)
Foreign currency	—	—	—	—	—	—
Total	45,089	163,281	208,370	67,027	(94,652)	(27,625)
Repurchase agreement
Ch$	19	(313)	(294)	385	(373)	12
UF	—	—	—	—	—	—
Foreign currency	—	—	—	—	—	—
Total	19	(313)	(294)	385	(373)	12
Total interest earning assets
Ch$	89,654	(91,355)	(1,701)	68,721	(88,880)	(20,159)
UF	55,636	222,098	277,734	54,229	(183,395)	(129,166)
Foreign currency	2,086	(3,120)	(1,034)	7,951	(5,056)	2,895
Total	147,376	127,623	274,999	130,901	(277,331)	(146,430)

	Increase (Decrease) from 2013 to 2014 due to changes in		Net Change from 2013 to	Increase (Decrease) from 2014 to 2015 due to changes in		Net Change from 2014 to
	Volume	Rate	2014	Volume	Rate	2015
	(in millions of Ch$)
IFRS:
Liabilities
Interest bearing liabilities
Savings accounts and time deposits
Ch$	6,829	(89,582)	(82,753)	5,796	(41,051)	(35,255)
UF	(16,519)	47,659	31,140	(14,849)	(42,230)	(57,079)
Foreign currency	150	(1,027)	(877)	431	(439)	(8)
Total	(9,540)	(42,950)	(52,490)	(8,622)	(83,720)	(92,342)
Repurchase agreements
Ch$	(1,191)	(2,478)	(3,669)	(961)	(1,571)	(2,532)
UF	—	102	102	148	18	166
Foreign currency	—	—	—	—	1	1
Total	(1,191)	(2,376)	(3,567)	(813)	(1,552)	(2,365)
Borrowing from financial institutions
Ch$	1,778	(4,031)	(2,253)	(1,432)	973	(459)
UF	—	1	1	—	—	—
Foreign currency	(1,770)	(2,603)	(4,373)	3,315	149	3,464
Total	8	(6,633)	(6,625)	1,883	1,122	3,005
Debt issued
Ch$	(731)	1,722	991	(1,061)	(1,062)	(2,123)
UF	21,062	113,016	134,078	43,236	(57,469)	(14,233)
Foreign currency	14,649	(4,722)	9,927	4,098	(2,957)	1,141
Total	34,980	110,016	144,996	46,273	(61,488)	(15,215)
Other financial obligation
Ch$	93	(210)	(117)	161	(69)	92
UF	(395)	2,637	2,242	(606)	(1,260)	(1,866)
Foreign currency	10	(32)	(22)	(8)	80	72
Total	(292)	2,395	2,103	(453)	(1,249)	(1,702)
Total interest bearing liabilities
Ch$	6,778	(94,579)	(87,801)	2,503	(42,780)	(40,277)
UF	4,148	163,415	167,563	27,929	(100,941)	(73,012)
Foreign currency	13,039	(8,384)	4,655	7,836	(3,166)	4,670
Total	23,965	60,452	84,417	38,268	(146,887)	(108,619)

Financial Investments

Financial assets held for trading:

The following table sets forth a breakdown of instruments classified as financial assets held-for-trading, included in our investment portfolio:

	As of December 31,						Weighted Average Nominal Rate as of December 31,
	2013		2014		2015		2015
	(in millions of Ch$)%
IFRS:
Instruments issued by the Chilean Government and the Central Bank:
Central Bank bonds	Ch$	34,407	Ch$	13,906	Ch$	46,068	1.49%
Central Bank promissory notes	2,995		2,996		103,832		2.92
Other instruments issued by the Chilean Government and the Central Bank	27,535		71,968		100,016		1.92
Other securities issued in Chile:
Mortgage bonds from domestic banks	14		9		—		—
Bonds from domestic banks	1,926		3,197		21		5.41
Deposits in domestic banks	255,582		199,665		583,217		4.00
Bonds from other Chilean companies	3,427		1,351		—		—
Other instruments issued in Chile	1,035		366		10,420		—
Instruments issued by foreign institutions:
Instruments from foreign governments or central banks	—		—		—		—
Other instruments issued abroad	—		—		—		—
Total	Ch$	326,921	Ch$	293,458	Ch$	843,574	3.48%

“Other securities issued in Chile” includes instruments sold under repurchase agreements with customers and financial instruments, amounting to Ch$227,453 million as of December 31, 2013, Ch$148,525 million as of December 31, 2014 and Ch$149,333 million as of December 31, 2015.  Instruments issued by the Chilean Government and the Central Bank include instruments sold under agreements to repurchase to customers and financial institutions.  For these instruments, there were no balances as of December 31, 2013 and 2014. Nevertheless, for the year ended December 31, 2015 there was a total balance of Ch$9,244 million.

Investment Portfolio:

The detail of instruments classified as financial assets available-for-sale and as financial assets held-to-maturity is as follows:

Financial assets available-for-sale

As of December 31,	Weighted average nominal rate as of December 31,
2013	2014	2015	2015
(in millions of Ch$)%
IFRS:
Instruments issued by the Chilean Government and the Central Bank:
Bonds issued by the Chilean Government and the Central Bank	Ch$	333,035	Ch$	28,795	Ch$	36,258	4.34%
Promissory notes issued by the Chilean Government and the Central Bank	50,415	149,755	—	—
Other instruments	202,958	160,774	50,250	2.40
Other instruments issued in Chile:
Equity instruments valued at cost	352	358	366	—
Equity instruments valued at fair value	7,827	8,249	6,896	—
Mortgage bonds from domestic banks	96,933	96,294	87,610	3.96
Bonds from domestic banks	128,500	251,231	83,960	3.09
Deposits from domestic banks	617,816	657,467	450,976	4.31
Bonds from other Chilean companies	13,558	29,519	17,766	6.60
Other instruments	154,267	162,829	191,537	5.85
Instruments issued by Foreign Institutions:
Instruments from foreign governments or central banks	—	—	—	—
Other instruments issued abroad	76,222	63,525	81,644	—
Total	Ch$	1,681,883	Ch$	1,608,796	Ch$	1,007,263	4.07%

The portfolio of financial assets available for sale included net unrealized gains of Ch$36,443 million, Ch$40,929 million and Ch$45,815 million as of December 31, 2013, 2014, and 2015, respectively.  These unrealized gains are accounted in equity under other comprehensive income.

Financial assets held to maturity

There are no securities reported under this category as of December 31, 2013, 2014 and 2015.

Maturity of Financial Investments:

The maturities of financial assets held-for-trading and financial assets available-for-sale as of December 31, 2013, 2014 and 2015 were as follows:

	As of December 31, 2013
	Due within 1 year		Weighted Average Nominal Rate	Due after 1 year but within 5 years		Weighted Average Nominal Rate	Due after 5 year but within 10 years		Weighted Average Nominal Rate	Due after 10 years		Weighted Average Nominal Rate	Total
	(millions of Ch$, except percentages)
Financial assets held for trading:
Instruments issued by the Chilean Government and the Central Bank:
Central Bank bonds	Ch$	34,407	2.32%	Ch$	—	—%	Ch$	—	—%	Ch$	—	—%	Ch$	34,407
Central Bank promissory notes	2,995		3.84	—		—	—		—	—		—	2,995
Other instruments issued by the Chilean Government and the Central Bank	27,535		2.26	—		—	—		—	—		—	27,535
Other securities issued in Chile:
Mortgage bonds from domestic banks	14		3.88	—		—	—		—	—		—	14
Bonds from domestic banks	1,926		4.00	—		—	—		—	—		—	1,926
Deposits in domestic banks	255,582		4.44	—		—	—		—	—		—	255,582
Bonds from other Chilean companies	3,427		10.94	—		—	—		—	—		—	3,427
Other instruments issued in Chile	1,035		—	—		—	—		—	—		—	1,035
Instruments issued by foreign institutions:
Instruments from foreign governments or central banks	—		—	—		—	—		—	—		—	—
Other instruments issued abroad	—		—	—		—	—		—	—		—	—
Total	Ch$	326,921	4.10%	Ch$	—	—	Ch$	—	—%	Ch$	—	—%	Ch$	326,921

	As of December 31, 2014
	Due within 1 year		Weighted Average Nominal Rate	Due after 1 year but within 5 years		Weighted Average Nominal Rate	Due after 5 year but within 10 years		Weighted Average Nominal Rate	Due after 10 years		Weighted Average Nominal Rate	Total
	(millions of Ch$, except percentages)
Financial assets held for trading:
Instruments issued by the Chilean Government and the Central Bank:
Central Bank bonds	Ch$	13,906	2.95%	Ch$	—	—%	Ch$	—	—%	Ch$	—	—%	Ch$	13,906
Central Bank promissory notes	2,996		2.76	—		—	—		—	—		—	2,996
Other instruments issued by the Chilean Government and the Central Bank	71,968		3.07	—		—	—		—	—		—	71,968
Other securities issued in Chile:
Mortgage bonds from domestic banks	9		3.75	—		—	—		—	—		—	9
Bonds from domestic banks	3,197		4.93	—		—	—		—	—		—	3,197
Deposits in domestic banks	199,665		3.77	—		—	—		—	—		—	199,665
Bonds from other Chilean companies	1,351		12.01	—		—	—		—	—		—	1,351
Other instruments issued in Chile	366		—	—		—	—		—	—		—	366
Instruments issued by foreign institutions:
Instruments from foreign governments or central banks	—		—	—		—	—		—	—		—	—
Other instruments issued abroad	—		—	—		—	—		—	—		—	—
Total	Ch$	293,458	3.60%	Ch$	—	—	Ch$	—	—%	Ch$	—	—%	Ch$	293,458

	As of December 31, 2015
	Due within 1 year		Weighted Average Nominal Rate	Due after 1 year but within 5 years		Weighted Average Nominal Rate	Due after 5 year but within 10 years		Weighted Average Nominal Rate	Due after 10 years		Weighted Average Nominal Rate	Total
	(millions of Ch$, except percentages)
Financial assets held for trading:
Instruments issued by the Chilean Government and the Central Bank:
Central Bank bonds	Ch$	46,068	1.49%	Ch$	—	—%	Ch$	—	—%	Ch$	—	—%	Ch$	46,068
Central Bank promissory notes	103,832		2.92	—		—	—		—	—		—	103,832
Other instruments issued by the Chilean Government and the Central Bank	100,016		1.92	—		—	—		—	—		—	100,016
Other securities issued in Chile:
Mortgage bonds from domestic banks	—		—	—		—	—		—	—		—	—
Bonds from domestic banks	21		5.41	—		—	—		—	—		—	21
Deposits in domestic banks	583,217		4.00	—		—	—		—	—		—	583,217
Bonds from other Chilean companies	—		—	—		—	—		—	—		—	—
Other instruments issued in Chile	10,420		—	—		—	—		—	—		—	10,420
Instruments issued by foreign institutions:
Instruments from foreign governments or central banks	—		—	—		—	—		—	—		—	—
Other instruments issued abroad	—		—	—		—	—		—	—		—	—
Total	Ch$	843,574	3.48%	Ch$	—	—	Ch$	—	—%	Ch$	—	—%	Ch$	843,574

As of December 31, 2013
Due within 1 year	Weighted Average Nominal Rate	Due after 1 year but within 5 years	Weighted Average Nominal Rate	Due after 5 year but within 10 years	Weighted Average Nominal Rate	Due after 10 years	Weighted Average Nominal Rate	Total
(millions of Ch$, except percentages)
Financial assets available-for-sale:
Instruments issued by the Chilean Government and the Central Bank:
Bonds issued by the Chilean Government and the Central Bank	Ch$	71,411	2.51%	Ch$	254,295	2.49%	Ch$	7,329	4.93%	Ch$	—	—%	Ch$	333,035
Promissory notes issued by the Chilean Government and the Central Bank	50,415	3.84	—	—	—	—	—	—	50,415
Other instruments	28,817	3.14	112,112	3.13	61,954	4.41	75	3.66	202,958
Other instruments issued in Chile:
Equity instruments valued at cost	—	—	—	—	—	—	352	—	352
Equity instruments valued at fair value	—	—	—	—	—	—	7,827	—	7,827
Mortgage bonds from domestic banks	8,927	3.97	35,103	3.97	35,018	4.02	17,885	4.02	96,933
Bonds from domestic banks	30,116	3.55	86,357	3.59	11,266	4.74	761	3.87	128,500
Deposits from domestic banks	601,393	3.57	16,423	3.30	—	—	—	—	617,816
Bonds from other Chilean companies	599	4.90	6,510	6.28	2,432	5.11	4,017	5.14	13,558
Other instruments	13,715	7.23	39,280	6.53	99,008	5.83	2,264	7.17	154,267
Instruments issued by Foreign Institutions:
Instruments from foreign governments or central banks	—	—	—	—	—	—	—	—	—
Other instruments issued abroad	—	—	—	—	33,985	5.27	42,237	—	76,222
Total	Ch$	805,393	3.54%	Ch$	550,080	3.25%	Ch$	250,992	5.07%	Ch$	75,418	4.48%	Ch$	1,681,883

	As of December 31, 2014
	Due within 1 year		Weighted Average Nominal Rate	Due after 1 year but within 5 years		Weighted Average Nominal Rate	Due after 5 year but within 10 years		Weighted Average Nominal Rate	Due after 10 years		Weighted Average Nominal Rate	Total
	(millions of Ch$, except percentages)
Financial assets available-for-sale:
Instruments issued by the Chilean Government and the Central Bank:
Bonds issued by the Chilean Government and the Central Bank	Ch$	8,137	3.27%	Ch$	20,501	3.28%	Ch$	157	4.04%	Ch$	—	—%	Ch$	28,795
Promissory notes issued by the Chilean Government and the Central Bank	149,755		2.81	—		—	—		—	—		—	149,755
Other instruments	19,341		3.42	64,457		3.48	52,937		4.67	24,039		4.06	160,774
Other instruments issued in Chile:
Equity instruments valued at cost	—		—	—		—	—		—	358		—	358
Equity instruments valued at fair value	—		—	—		—	—		—	8,249		—	8,249
Mortgage bonds from domestic banks	9,468		4.04	36,374		4.04	34,374		4.07	16,078		3.96	96,294
Bonds from domestic banks	31,034		3.07	124,048		3.07	91,239		3.07	4,910		3.33	251,231
Deposits from domestic banks	612,883		4.07	44,584		3.41	—		—	—		—	657,467
Bonds from other Chilean companies	1,576		4.28	10,829		5.49	5,260		3.97	11,854		3.75	29,519
Other instruments	17,389		6.36	92,670		6.00	49,845		5.92	2,925		7.17	162,829
Instruments issued by Foreign Institutions:
Instruments from foreign governments or central banks	—		—	—		—	—		—	—		—	—
Other instruments issued abroad	—		—	3,211		5.09	1,938		5.00	58,376		—	63,525
Total	Ch$	849,583	3.84%	Ch$	396,674	4.04%	Ch$	235,750	4.21%	Ch$	126,789	4.06%	Ch$	1,608,796

	As of December 31, 2015
	Due within 1 year		Weighted Average Nominal Rate	Due after 1 year but within 5 years		Weighted Average Nominal Rate	Due after 5 year but within 10 years		Weighted Average Nominal Rate	Due after 10 years		Weighted Average Nominal Rate	Total
	(millions of Ch$, except percentages)
Financial assets available-for-sale:
Instruments issued by the Chilean Government and the Central Bank:
Bonds issued by the Chilean Government and the Central Bank	Ch$	10,781	4.32%	Ch$	25,477	4.35%	Ch$	—	—%	Ch$	—	—%	Ch$	36,258
Promissory notes issued by the Chilean Government and the Central Bank	—		—	—		—	—		—	—		—	—
Other instruments	20,547		1.99	29,124		2.68	577		2.99	2		3.34	50,250
Other instruments issued in Chile:
Equity instruments valued at cost	—		—	—		—	—		—	366		—	366
Equity instruments valued at fair value	—		—	—		—	—		—	6,896		—	6,896
Mortgage bonds from domestic banks	9,528		3.89	35,267		3.94	30,141		3.99	12,674		3.99	87,610
Bonds from domestic banks	12,189		3.10	48,551		3.09	22,119		3.05	1,101		3.45	83,960
Deposits from domestic banks	420,467		4.25	30,509		5.13	—		—	—		—	450,976
Bonds from other Chilean companies	2,093		6.80	11,519		6.89	1,543		5.82	2,611		5.58	17,766
Other instruments	15,751		6.44	94,946		6.01	77,520		5.48	3,320		7.17	191,537
Instruments issued by Foreign Institutions:
Instruments from foreign governments or central banks	—		—	—		—	—		—	—		—	—
Other instruments issued abroad	81,644		—	—		—	—		—	—		—	81,644
Total	Ch$	573,000	3.60%	Ch$	275,393	4.66%	Ch$	131,900	4.73%	Ch$	26,970	4.71%	Ch$	1,007,263

Loan Portfolio

The following table sets forth our loans by type of loan and risk classification.  All loan amounts stated below are before deduction of allowances for loan losses.

	As of December 31,
	2011		2012		2013		2014		2015
	(in millions of Ch$)
IFRS:
Commercial loans:
Commercial loans	Ch$	7,872,546	Ch$	8,544,960	Ch$	9,891,258	Ch$	9,626,704	Ch$	10,818,501
Foreign trade loans	1,509,147		1,240,955		1,154,681		1,266,799		1,443,245
Current account debtors	214,479		189,399		259,289		310,135		239,228
Factoring transactions	589,098		606,137		524,059		478,735		486,833
Commercial lease transactions	996,566		1,113,272		1,209,747		1,381,522		1,375,056
Other loans and accounts receivable	31,607		40,647		39,939		46,851		58,302
Subtotal	11,213,443		11,735,370		13,078,973		13,110,746		14,421,165
Mortgage loans:
Mortgage bonds	134,377		109,215		87,354		70,104		53,620
Endorsable mortgage loans	175,258		151,206		122,905		104,175		84,644
Other residential real estate mortgage loans	3,297,331		3,937,766		4,516,822		5,237,631		6,257,907
Residential lease transactions	—		27		24		21		17
Other loans and accounts receivable	468		453		5,202		6,692		8,798
Subtotal	3,607,434		4,198,667		4,732,307		5,418,623		6,404,986
Consumer loans:
Consumer loans in installments	1,763,101		1,912,483		2,043,955		2,206,324		2,433,236
Current account debtors	232,972		245,066		240,952		271,820		296,859
Credit card debtors	569,290		679,986		783,782		883,010		1,016,349
Consumer lease transactions	—		—		—		—		—
Other loans and accounts receivable	257		189		801		810		831
Subtotal	2,565,620		2,837,724		3,069,490		3,361,964		3,747,275
Total loans	Ch$	17,386,497	Ch$	18,771,761	Ch$	20,880,770	Ch$	21,891,333	Ch$	24,573,426

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

Maturity and Interest Rate Sensitivity of Loans as of December 31, 2015

The following table sets forth an analysis by type and time remaining to maturity of our loans as of December 31, 2015:

	Balances as of December 31, 2015		Due within 1 month	Due after 1 month but within 6 months	Due after 6 months but within 12 months	Due after 1 year but within 3 years	Due after 3 years but within 5 years	Due after 5 years
	(in millions of Ch$)
IFRS:
Commercial Loans:
Commercial loans	Ch$	10,818,501	1,152,518	2,497,845	1,295,278	2,544,249	1,566,628	1,761,983
Foreign trade loans	1,443,245		313,340	987,528	96,266	32,899	8,734	4,478
Current account debtors	239,228		239,228	—	—	—	—	—
Factoring loans	486,833		288,947	171,901	8,366	15,881	1,627	111
Leasing loans	1,375,056		44,645	176,861	191,593	484,554	226,402	251,001
Other loans	58,302		29,537	28,765	—	—	—	—
Subtotal	14,421,165		2,068,215	3,862,900	1,591,503	3,077,583	1,803,391	2,017,573
Mortgage Loans:
Mortgage bonds	53,620		1,728	4,728	5,769	17,461	12,146	11,788
Endorsable mortgage loans	84,644		1,505	5,155	5,973	21,757	16,521	33,733
Residential mortgage loans	6,257,907		51,042	133,718	162,211	665,412	683,369	4,562,155
Credits from ANAP	17		17	—	—	—	—	—
Other loans	8,798		1,961	5,740	1,097	—	—	—
Subtotal	6,404,986		56,253	149,341	175,050	704,630	712,036	4,607,676
Consumer Loans:
Consumer loans	2,433,236		136,653	430,267	422,625	1,091,657	327,964	24,070
Current accounts debtors	296,859		296,859	—	—	—	—	—
Credit card	1,016,349		126,671	889,678	—	—	—	—
Other loans	831		831	—	—	—	—	—
Subtotal	3,747,275		561,014	1,319,945	422,625	1,091,657	327,964	24,070
Total Loans	Ch$	24,573,426	2,685,482	5,332,186	2,189,178	4,873,870	2,843,391	6,649,319

The following table sets forth the interest rate sensitivity of our outstanding loans due after one year as of December 31, 2015:

	As of December 31, 2015
	(in millions of Ch$)
IFRS:
Variable rate
Ch$	Ch$	804,144
UF	687,262
Foreign currency	715,372
Total	2,206,778
Fixed rate
Ch$	3,019,047
UF	8,931,881
Foreign currency	208,874
Total	12,159,802
Total	Ch$	14,366,580

Loans by Economic Activity

The following table sets forth under IFRS, at the dates indicated, an analysis of our loan portfolio based on the borrower’s principal economic activity.  Loans to individuals for business purposes are allocated to their respective economic activity.

	As of December 31,
	2011			2012			2013			2014			2015
	Loan Portfolio		% of Loan Portfolio	Loan Portfolio		% of Loan Portfolio	Loan Portfolio		% of Loan Portfolio	Loan Portfolio		% of Loan Portfolio	Loan Portfolio		% of Loan Portfolio
	(in millions of Ch$, except percentages)
IFRS:

Agriculture, Livestock, Forestry, Agribusiness, Fishing:
Agriculture and livestock	Ch$	482,392	2.77%	Ch$	380,239	2.43%	Ch$	425,905	2.04%	Ch$	452,077	2.07%	Ch$	518,829	2.12%
Fruit	329,728		1.90	318,241		1.70	365,930		1.75	381,528		1.74	528,294		2.15
Forestry and wood extraction	100,799		0.58	125,236		0.67	122,270		0.59	118,034		0.54	136,990		0.56
Fishing	271,901		1.56	311,477		1.25	219,173		1.05	261,375		1.19	351,531		1.42
Subtotal	1,184,820		6.81	1,135,193		6.05	1,133,278		5.43	1,213,014		5.54	1,536,644		6.25
Mining and Petroleum:
Mining and quarries	399,752		2.30	372,437		1.98	340,045		1.63	362,276		1.65	545,375		2.22
Natural gas and crude oil extraction	—		—	—		—	—		—	—		—	—		—
Subtotal	399,752		2.30	372,437		1.98	340,045		1.63	362,276		1.65	545,375		2.22
Manufacturing:
Tobacco, food and beverages	509,613		2.93	499,700		2.66	516,540		2.47	510,127		2.33	481,634		1.96
Textiles, clothing and leather goods	51,416		0.30	167,500		0.89	51,379		0.25	56,036		0.26	51,413		0.21
Wood and wood products	28,582		0.16	31,055		0.17	26,142		0.13	60,603		0.28	58,536		0.24
Paper, printing and publishing	68,534		0.39	60,355		0.32	64,281		0.31	49,948		0.23	42,387		0.17
Oil refining, carbon and rubber	93,080		0.54	64,708		0.34	249,481		1.19	338,582		1.55	480,180		1.95
Production of basic metal, non-mineral, machine and equipment	375,500		2.16	356,290		1.90	251,842		1.21	363,444		1.66	349,691		1.42
Other manufacturing industries	362,094		2.08	201,386		1.08	205,896		0.98	127,852		0.58	162,675		0.67
Subtotal	1,488,819		8.56	1,380,994		7.36	1,365,562		6.54	1,506,592		6.89	1,626,516		6.62
Electricity, Gas and Water:
Electricity, gas and water	315,338		1.81	328,763		1.75	531,973		2.55	442,068		2.02	473,172		1.93
Subtotal	315,338		1.81	328,763		1.75	531,973		2.55	442,068		2.02	473,172		1.93
Construction:
Residential buildings	793,842		4.57	1,074,856		5.73	1,306,852		6.26	1,365,105		6.24	1,511,259		6.15
Other constructions	151,000		0.86	177,690		0.94	151,229		0.72	69,405		0.32	74,681		0.30
Subtotal	944,842		5.43	1,252,546		6.67	1,458,081		6.98	1,434,510		6.56	1,585,940		6.45
Commerce:
Wholesale	1,020,572		5.87	921,459		4.91	1,087,933		5.21	1,220,832		5.58	1,270,802		5.17
Retail, restaurants and hotels	1,266,716		7.29	1,403,210		7.47	1,465,032		7.02	1,194,009		5.45	1,078,762		4.39
Subtotal	2,287,288		13.16	2,324,669		12.38	2,552,965		12.23	2,414,841		11.03	2,349,564		9.56
Transport, Storage and Communications:
Transport and storage	1,244,499		7.16	1,397,741		7.45	1,493,043		7.15	1,610,818		7.36	1,627,835		6.62
Communications	162,859		0.93	72,617		0.38	109,305		0.52	59,673		0.27	40,793		0.17

	As of December 31,
	2011			2012			2013			2014			2015
	Loan Portfolio		% of Loan Portfolio	Loan Portfolio		% of Loan Portfolio	Loan Portfolio		% of Loan Portfolio	Loan Portfolio		% of Loan Portfolio	Loan Portfolio		% of Loan Portfolio
	(in millions of Ch$, except percentages)
IFRS:
Subtotal	1,407,358		8.09	1,470,358		7.83	1,602,348		7.67	1,670,491		7.63	1,668,628		6.79
Financial Services:
Financial and insurance companies	1,937,788		11.15	1,796,921		9.57	2,009,136		9.62	1,811,389		8.27	2,048,001		8.33
Real estate and other financial services	83,723		0.48	57,650		0.31	41,119		0.20	87,727		0.40	82,945		0.34
Subtotal	2,021,511		11.63	1,854,571		9.88	2,050,255		9.82	1,899,116		8.67	2,130,946		8.67
Community, Social and Personal Services:
Community, social and personal services	1,084,380		6.24	1,310,573		6.98	1,631,412		7.81	1,587,473		7.25	1,668,346		6.79
Subtotal	1,084,380		6.24	1,310,573		6.98	1,631,412		7.81	1,587,473		7.25	1,668,346		6.79
Others	79,335		0.46	311,476		1.67	421,848		2.02	580,365		2.65	836,034		3.41
Consumer Loans	2,565,620		14.76	2,831,514		15.08	3,060,696		14.66	3,361,964		15.36	3,747,275		15.25
Residential Mortgage Loans	3,607,434		20.75	4,198,667		22.37	4,732,307		22.66	5,418,623		24.75	6,404,986		26.06
Total	Ch$	17,386,497	100.00%	Ch$	18,771,761	100.00%	Ch$	20,880,770	100.00%	Ch$	21,891,333	100.00%	Ch$	24,573,426	100.00%

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

As of December 31,
2011	2012	2013	2014	2015
(in millions of Ch$)
IFRS:
Argentina	Ch$	5,241	Ch$	4,841	Ch$	5,300	Ch$	—	Ch$	—
Brazil	18,231	26,440	13,824	33,295	23,333
Canada	—	—	—	—	22,715
China	—	—	—	22,857	—
Colombia	12,101	4,806	5,270	6,075	—
India	15,656	14,476	15,855	18,284	—
Mexico	74,458	57,800	—	61,225	69,670
Netherlands	13,769	3,342	15,666	18,108	35,234
Panama	—	—	1,054	—	—
Peru	2,515	16,497	26,287	33,233	13,177
Spain	—	—	—	—	13,480
Singapore	10,369	9,486	—	—	—
United Kingdom	11,345	7,325	—	—	—
United States	5,568	17,472	21,971	—	21,261
Total	Ch$	169,253	Ch$	162,485	Ch$	105,227	Ch$	193,077	Ch$	198,870

As a result of the economic and financial uncertainty observed in the Euro zone since the financial turmoil of 2008, the Bank is constantly monitoring the credit risk condition of certain European countries.  In this line, as of December 31, 2015, the Bank only maintained exposures associated with contingent credits (standby letters of credits and performance bonds) with certain European countries, as follows:

As of December 31, 2015
(in millions of Ch$)
Italy	779
Spain	7,791
Total	8,570

As of December 31, 2015, the Bank does not have any exposure relating to any other product such as:  financial assets available for sale, financial assets held for trading, derivatives instruments, working capital, lines of credit, etc. with the countries mentioned in the table above.

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

Transactions in which the total customer credit risk is more than Ch$19,222 million require approval from a credit committee, composed of three members of the board of directors and our Chief Executive Officer.  Transactions in which the total customer credit risk is equal to or less than Ch$19,222 million may be approved by other risk officers, depending on the amount involved, as follows:

Approved by	Limit in Ch$
Credit committee, including members of the board of directors	up to legal limits
Chief executive officer, chairman and chief risk officer	up to Ch$19,222 million
Chief executive officer, chairman or chief risk officer (any two of the three)	up to Ch$12,815 million
Chief executive officer and executive vice president of corporate banking	up to Ch$10,252 million
Chief risk officer and executive vice president of corporate banking	up to Ch$10,252 million
Executive credit risk officers and executive vice president of corporate banking	up to Ch$8,970 million
Executive credit risk officers	up to Ch$2,563 million
Other credit risk officers	up to Ch$2,050 million
Executive vice president of corporate banking	up to Ch$1,281 million
Other department heads	up to Ch$513 million
Other officers	up to Ch$256 million

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

As of December 31, 2011
Commercial Loans	Residential Mortgage Loans	Consumer Loans	Total Loans	Percentage Loans of Classified
(in millions of Ch$, except percentages)
IFRS:
Bank’s Credit Rating:
A1	Ch$	50,449	Ch$	—	Ch$	—	Ch$	50,449	0.52%
A2	2,393,915	—	—	2,393,915	24.85
A3	3,173,274	—	—	3,173,274	32.94
A4	1,889,504	—	—	1,889,504	19.62
A5	1,299,391	—	—	1,299,391	13.49
A6	610,606	—	—	610,606	6.34
Normal Portfolio	9,417,139	—	—	9,417,139	97.76
B1	37,316	—	—	37,316	0.39
B2	8,664	—	—	8,664	0.09
B3	6,542	—	—	6,542	0.07
B4	1,517	—	—	1,517	0.02
Substandard Portfolio	54,039	—	—	54,039	0.57
C1	19,083	—	—	19,083	0.20
C2	11,405	—	—	11,405	0.12
C3	35,413	—	—	35,413	0.37
C4	15,886	—	—	15,886	0.16
C5	55,893	—	—	55,893	0.58
C6	23,565	—	—	23,565	0.24
Non-complying Portfolio	161,245	—	—	161,245	1.67
Total Individual Classified Loans	Ch$	9,632,423	Ch$	—	Ch$	—	Ch$	9,632,423	100.00%
Normal Portfolio	1,443,208	3,543,520	2,439,495	7,426,223
Non-complying Portfolio	137,812	63,914	126,125	327,851
Total Group Classified Loans	Ch$	1,581,020	Ch$	3,607,434	Ch$	2,565,620	Ch$	7,754,074
Total loans	Ch$	11,213,443	Ch$	3,607,434	Ch$	2,565,620	Ch$	17,386,497
Percentage Classified	85.90%	—%	—%	55.40%

	As of December 31, 2012
	Commercial Loans		Residential Mortgage Loans		Consumer Loans		Total Loans		Percentage Loans of Classified
	(in millions of Ch$, except percentages)
IFRS:
Bank’s Credit Rating:
A1	Ch$	40	Ch$	—	Ch$	—	Ch$	40	—%
A2	2,024,110		—		—		2,024,110		20.90
A3	2,642,389		—		—		2,642,389		27.28
A4	1,998,263		—		—		1,998,263		20.63
A5	1,875,478		—		—		1,875,478		19.37
A6	791,133		—		—		791,133		8.15
Normal Portfolio	9,331,413		—		—		9,331,413		96.33
B1	134,201		—		—		134,201		1.39
B2	21,709		—		—		21,709		0.22
B3	41,155		—		—		41,155		0.42
B4	7,306		—		—		7,306		0.08
Substandard Portfolio	204,371		—		—		204,371		2.11
C1	22,521		—		—		22,521		0.23
C2	13,753		—		—		13,753		0.14
C3	5,636		—		—		5,636		0.06
C4	52,562		—		—		52,562		0.54
C5	17,895		—		—		17,895		0.18
C6	36,431		—		—		36,431		0.41
Non-complying Portfolio	148,798		—		—		148,798		1.56
Total Individual Classified Loans	Ch$	9,684,582	—		—		Ch$	9,684,582	100.00%
Normal Portfolio	1,864,800		4,149,264		2,651,351		8,665,415
Non-complying Portfolio	185,988		49,403		186,373		421,764
Total Group Classified Loans	Ch$	2,050,788	Ch$	4,198,667	Ch$	2,837,724	Ch$	9,087,179
Total loans	Ch$	11,735,370	Ch$	4,198,667	Ch$	2,837,724	Ch$	18,771,761
Percentage Classified	82.52%		—%		—%		51.59%

	As of December 31, 2013
	Commercial Loans		Residential Mortgage Loans		Consumer Loans		Total Loans		Percentage Loans of Classified
	(in millions of Ch$, except percentages)
IFRS:
Bank’s Credit Rating:
A1	Ch$	15,640	Ch$	—	Ch$	—	Ch$	15,640	0.14%
A2	1,926,720		—		—		1,926,720		17.74
A3	3,086,438		—		—		3,086,438		28.41
A4	2,273,914		—		—		2,273,914		20.93
A5	2,347,825		—		—		2,347,825		21.61
A6	832,340		—		—		832,340		7.66
Normal Portfolio	10,482,877		—		—		10,482,877		96.49
B1	123,803		—		—		123,803		1.14
B2	17,687		—		—		17,687		0.16
B3	12,979		—		—		12,979		0.12
B4	69,978		—		—		69,978		0.64
Substandard Portfolio	224,447		—		—		224,447		2.06
C1	26,250		—		—		26,250		0.24
C2	38,634		—		—		38,634		0.36
C3	5,586		—		—		5,586		0.05
C4	21,551		—		—		21,551		0.20
C5	34,115		—		—		34,115		0.31
C6	29,188		—		—		29,188		0.29
Non-complying Portfolio	155,324		—		—		155,324		1.45
Total Individual Classified Loans	Ch$	10,862,648	—		—		Ch$	10,862,648	100.00%
Normal Portfolio	2,011,162		4,662,977		2,856,365		9,530,504
Non-complying Portfolio	205,163		69,330		213,125		487,618
Total Group Classified Loans	Ch$	2,216,325	Ch$	4,732,307	Ch$	3,069,490	Ch$	10,018,122
Total loans	Ch$	13,078,973	Ch$	4,732,307	Ch$	3,069,490	Ch$	20,880,770
Percentage Classified	83.05%		—%		—%		52.02%

	As of December 31, 2014
	Commercial Loans		Residential Mortgage Loans		Consumer Loans		Total Loans		Percentage Loans of Classified
	(in millions of Ch$, except percentages)
IFRS:
Bank’s Credit Rating:
A1	Ch$	20,405	Ch$	—	Ch$	—	Ch$	20,405	0.19%
A2	2,211,120		—		—		2,211,120		20.19
A3	2,389,952		—		—		2,389,952		21.82
A4	2,372,714		—		—		2,372,714		21.66
A5	2,563,562		—		—		2,563,562		23.40
A6	1,018,489		—		—		1,018,489		9.30
Normal Portfolio	10,576,242		—		—		10,576,242		96.56
B1	73,569		—		—		73,569		0.67
B2	20,126		—		—		20,126		0.18
B3	10,372		—		—		10,372		0.09
B4	72,815		—		—		72,815		0.66
Substandard Portfolio	176,882		—		—		176,882		1.60
C1	40,844		—		—		40,844		0.37
C2	36,257		—		—		36,257		0.33
C3	9,028		—		—		9,028		0.08
C4	21,697		—		—		21,697		0.20
C5	71,134		—		—		71,134		0.65
C6	21,710		—		—		21,710		0.21
Non-complying Portfolio	200,670		—		—		200,670		1.84
Total Individual Classified Loans	Ch$	10,953,794	—		—		Ch$	10,953,794	100.00%
Normal Portfolio	1,942,685		5,325,029		3,124,586		10,392,300
Non-complying Portfolio	214,267		93,594		237,378		545,239
Total Group Classified Loans	Ch$	2,156,952	Ch$	5,418,623	Ch$	3,361,964	Ch$	10,937,539
Total loans	Ch$	13,110,746	Ch$	5,418,623	Ch$	3,361,964	Ch$	21,891,333
Percentage Classified	83.55%		—%		—%		50.04%

	As of December 31, 2015
	Commercial Loans		Residential Mortgage Loans		Consumer Loans		Total Loans		Percentage Loans of Classified
	(in millions of Ch$, except percentages)
IFRS:
Bank’s Credit Rating:
A1	Ch$	11,388	Ch$	—	Ch$	—	Ch$	11,388	0.09%
A2	2,390,222		—		—		2,390,222		19.93%
A3	2,230,099		—		—		2,230,099		18.59%
A4	2,686,228		—		—		2,686,228		22.40%
A5	2,802,031		—		—		2,802,031		23.36%
A6	1,423,297		—		—		1,423,297		11.86%
Normal Portfolio	11,543,265		—		—		11,543,265		96.23%
B1	75,932		—		—		75,932		0.63%
B2	41,224		—		—		41,224		0.34%
B3	3,883		—		—		3,883		0.03%
B4	54,027		—		—		54,027		0.45%
Substandard Portfolio	175,066		—		—		175,066		1.45%
C1	37,111		—		—		37,111		0.31%
C2	37,364		—		—		37,364		0.31%
C3	10,530		—		—		10,530		0.09%
C4	60,259		—		—		60,259		0.50%
C5	113,274		—		—		113,274		0.94%
C6	19,172		—		—		19,172		0.17%
Non-complying Portfolio	277,710		—		—		277,710		2.32%
Total Individual Classified Loans	Ch$	11,996,041	—		—		Ch$	11,996,041	100.00%
Normal Portfolio	2,211,104		6,287,820		3,473,296		11,972,220
Non-complying Portfolio	214,020		117,166		273,979		605,165
Total Group Classified Loans	Ch$	2,425,124	Ch$	6,404,986	Ch$	3,747,275	Ch$	12,577,385
Total loans	Ch$	14,421,165	Ch$	6404,986	Ch$	3,747,275	Ch$	24,573,426
Percentage Classified	83.18%		—%		—%		48.82%

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

Classification of Loan Portfolio Based on the Borrower’s Payment Performance

The following tables set forth under IFRS as of the dates indicated the amounts that are current as to payments of principal and interest and the amounts that are overdue:

	Domestic Loans(1)
	As of December 31,
	2011		2012		2013		2014		2015
	(in millions of Ch$)
IFRS:
Current	Ch$	15,574,502	Ch$	17,538,374	Ch$	19,717,830	Ch$	20,510,141	Ch$	23,147,753
Past due 1-29 days	1,165,108		531,778		591,866		567,986		621,649
Past due 30-89 days	298,729		357,259		229,117		347,146		305,362
Past due 90 days or more	178,905		181,865		236,730		272,983		299,792
Total loans	Ch$	17,217,244	Ch$	18,609,276	Ch$	20,775,543	Ch$	21,698,256	Ch$	24,374,556

	Foreign Loans(1)
	As of December 31,
	2011		2012		2013		2014		2015
	(in millions of Ch$)
IFRS:
Current	Ch$	169,253	Ch$	162,485	Ch$	105,227	Ch$	193,077	Ch$	198,870
Past due 1-29 days	—		—		—		—		—
Past due 30-89 days	—		—		—		—		—
Past due 90 days or more	—		—		—		—		—
Total loans	Ch$	169,253	Ch$	162,485	Ch$	105,227	Ch$	193,077	Ch$	198,870

	Total Loans(1)
	As of December 31,
	2011		2012		2013		2014		2015
	(in millions of Ch$)
IFRS:
Current	Ch$	15,743,755	Ch$	17,700,859	Ch$	19,823,057	Ch$	20,703,218	Ch$	23,346,623
Past due 1-29 days	1,165,108		531,778		591,866		567,986		621,649
Past due 30-89 days	298,729		357,259		229,117		347,146		305,362
Past due 90 days or more	178,905		181,865		236,730		272,983		299,792
Total loans	Ch$	17,386,497	Ch$	18,771,761	Ch$	20,880,770	Ch$	21,891,333	Ch$	24,573,426
Past due loans (1-89 days) as a percentage of total loans	9.45%		5.70%		5.07%		5.43%		4.99%
Past due loans (90 days or more) as a percentage of total loans	1.03%		0.97%		1.13%		1.25%		1.22%

(1)         Past due loans refer to installments that are overdue and the remaining outstanding balance of such loans (including principal and interest).

Loans included in the previous table, which have been restructured and bear no interest, are as follows:

	As of December 31,
	2011		2012		2013		2014		2015
	(in millions of Ch$)
IFRS:
	Ch$	2,547	Ch$	4,605	Ch$	4,608	Ch$	4,616	Ch$	4,618
UF	128		128		128		142		141
Total	Ch$	2,765	Ch$	4,733	Ch$	4,736	Ch$	4,758	Ch$	4,759

The amount of interest we would have recorded on these loans for the year ended December 31, 2015 had these loans been earning a market interest rate was Ch$160 million.

In addition, other loans that were restructured, mainly through the extension of their maturities, and that bear interest, are as follows:

	As of December 31,
	2011	2012	2013	2014	2015
	(in millions of Ch$)
IFRS:
Total other restructured loans	338,725	392,906	496,601	534,899	592,166

During the year ended December 31, 2015, interest recorded in income on these loans amounted to Ch$63,972 million.

Analysis of Substandard and Past-Due Loans

The following table analyzes our substandard loans, total past-due loans and allowances for loan losses existing at the dates indicated under IFRS.

	Year Ended December 31,
	2011		2012		2013		2014		2015
	(in millions of Ch$, except percentages)
IFRS:
Total Loans	Ch$	17,386,497	Ch$	18,771,761	Ch$	20,880,770	Ch$	21,891,333	Ch$	24,573,426
Impaired loans	499,768		621,268		725,899		829,096		940,785
Impaired loans as a percentage of total loans	2.87%		3.31%		3.48%		3.79%		3.83%
Total past due loans (90 days or more)
To the extent secured(1)	17,388		19,658		22,804		24,811		35,857
To the extent unsecured	161,517		162,207		213,926		248,172		263,935
Total past due loans (90 days or more)	178,905		181,865		236,730		272,983		299,792
Total past due loans (90 days or more) as a percentage of total loans	1.03%		0.97%		1.13%		1.25%		1.22%
To the extent secured	0.10		0.10		0.11		0.11		0.15
To the extent unsecured	0.93		0.87		1.02		1.14		1.07
Allowance for loan losses as a percentage of:
Total loans	2.09		2.07		2.10		2.24		2.24
Past due loans (90 days or more)	202.76		213.24		185.57		179.70		183.61
Unsecured past due loans (90 days or more)	224.58%		239.08%		205.35%		197.67%		208.55%

(1)         Security generally consists of mortgages on real estate, pledges of marketable securities, letters of credit or cash.

Analysis of Allowances for Loan Losses

The following table analyzes our allowances for loan losses and changes in the allowances attributable to charge-offs, allowances established and allowances released:

	As of December 31,
	2011		2012		2013		2014		2015
	(in millions of Ch$, except percentages)
IFRS:
Allowances for loan losses at beginning of period	Ch$	348,027	Ch$	362,741	Ch$	387,803	Ch$	439,298	Ch$	490,558
Charge-offs	(177,960)		(182,733)		(196,535)		(254,349)		(256,556)
Debt Exchange	—		—		(12,556)		—		—
Loan portfolio acquisition	—		—		—		—		12,329
Sale of loans	—		—		—		(993)		(2,690)
Allowances established	192,674		207,795		260,586		306,602		306,802
Allowances for loan losses at end of period	Ch$	362,741	Ch$	387,803	Ch$	439,298	Ch$	490,558	Ch$	550,443
Allowances for loan losses at end of period as a percentage of total loans	2.09%		2.07%		2.10%		2.24%		2.24%
Ratio of charge-offs to average loans	1.12%		1.01%		0.99%		1.18%		1.12%
Provisions for loan losses as a percentage of average loans	0.92%		0.92%		1.12%		1.21%		1.07%

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

During 2013 the Chilean economy slowed down moderately by recording GDP growth of 4.1%.  The lower dynamism in local economic activity led other banks and us to recognize the risk associated with a potential deterioration in credit quality of both companies and individuals.  Also, to a great extent, loan growth contributed to higher provisions for loan losses.  Similar to our entire industry, we also increased our allowances for loan losses, from Ch$387,803 million in 2012 to Ch$439,298 million in 2013, which represents a 13.3% increase.  As mentioned, this is in line with the annual growth posted by our loan book, as well as other additional topics that translated into higher provisions for loan losses, such as:  (i) the effect of a sharp increase in the Ch$/U.S.$ exchange rate on provisions for loan losses indexed to U.S.$, and (ii) specific credit quality deteriorations in the wholesale segment.

For the year ended December 31, 2014 the local economic slowdown deepened, as reflected by GDP growth of only 1.9% for the year.  This slower pace was attributable to both a sharp year-over-year reduction of 6.1% in investment, and a slowdown in private consumption (reflected by a slight 2.2% annual increase), according to information released by the Chilean Central Bank.  These trends directly impacted banking activity.  In fact, the first half of 2014 was characterized by slow growth in commercial loans as a result of a delay in diverse investment projects due to both the uncertainty regarding political and economic reforms and volatility in foreign markets.  On the other hand, consumption started to decelerate during the second half of the year because downward economic expectations translated into deteriorated consumer confidence.  As a result of this scenario, during 2014 we recorded an increase of 11.7% in allowances for loan losses, from Ch$439,298 million in 2013 to Ch$490,558 million in 2014.  This increase was primarily based on:  (i) loan growth that was focused on retail banking, whose average loan balances increased by 11.3% during the year, and (ii) a negative exchange rate effect on allowances for loan losses denominated in U.S.$, due to a higher Ch$-devaluation in 2014 (15.3%) as compared to 2013 (9.6%).

In 2015, the Chilean GDP grew by 2.1%, which was below the potential growth of 3.5% estimated for the Chilean economy in a full-capacity scenario.  This moderate increase was due to both external and internal factors.  For instance, the Chinese economic slowdown impacted commodity prices, including copper, which affected investment rate in the Chilean mining sector.  Additionally, low business sentiment impacted overall investments.  Consequently, investment declined by 1.5% in 2015.  On the other hand, in spite of low consumer confidence, total consumption (including private and government consumption) grew by 2.2% on an annual basis, based on a 5.8% increase in government spending and a 1.5% increase in private consumption.  The main contributor for private consumption continued to be the labor market, which has remained resilient in the face of the Chilean economic slowdown, averaging 6.2% in 2015 as compared to 6.4% in 2014.  In this environment, we have tightened our credit granting process, by implementing stricter requirements across all business segments, while reinforcing collection procedures.  Also, our loan portfolio mix has moderately changed towards low-risk products and customers.  In this regard, our consumer finance portfolio has remained stable over the last two years, given our assessment of the effects of the Chilean economic slowdown on lower income segment customers.  Thus, we have promoted loan growth in mortgage loans in the upper and middle income segment while increasing penetration of the same segment with consumer loans such as installment loans and credit cards.  On the other hand, we have been cautious in the wholesale banking segment by prioritizing the risk-return equation, although we experienced deterioration in the financial condition of certain customers during 2015, which led us to increase allowances.  On the whole, this strategy translated into an increase of 12.2% in allowances for loan losses from Ch$490,558 million in 2014 to Ch$550,443 million in 2015.  The main factors explaining this annual increase were: (i) loan growth of 6.3% (average balances) and (ii) a negative exchange rate effect on the U.S.$-denominated allowances for loan losses, given a higher depreciation of the Chilean peso in 2015 (16.9%) as compared to 2014 (15.3%).  These factors were partly offset by a change in the portfolio mix, towards safer products, and a general improvement in credit quality.  Thus, our risk index remained flat on an annual basis by reaching 2.24% in 2015.

For allowances for loan losses associated with impaired loans and with non-impaired loans, see Note 11(c) to our audited consolidated financial statements as of and for the year ended December 31, 2015 appearing elsewhere in this annual report.

Loans are written-off when the collection efforts have been exhausted but not later than the maximum periods as follows:

Type of Loan	Term
Consumer loans with or without collateral	6 months
Other transactions without collateral	24 months
Commercial loans with collateral	36 months
Residential mortgage loans	48 months
Consumer leases	6 months
Other non-real estate lease transactions	12 months
Real estate leases (commercial or residential)	36 months

The following table presents detailed information on write-offs and shows the charge-offs breakdown by loan category:

	Year ended December 31,
	2011		2012		2013		2014		2015
	(in millions of Ch$)
IFRS:
Commercial loans	Ch$	82,086	Ch$	43,164	Ch$	36,029	Ch$	66,724	Ch$	57,988
Mortgage loans	2,923		4,253		3,242		2,978		2,553
Consumer loans	92,951		135,316		157,264		184,647		196,015
Total	Ch$	177,960	Ch$	182,733	Ch$	196,535	Ch$	254,349	Ch$	256,556

Loan recoveries by type of loan are shown in the table below:

	Year ended December 31,
	2011		2012		2013		2014		2015
	(in millions of Ch$)
IFRS:
Commercial loans	Ch$	16,014	Ch$	14,892	Ch$	13,330	Ch$	14,272	Ch$	18,011
Mortgage loans	1,106		1,971		1,927		2,152		1,895
Consumer loans	28,445		24,099		27,698		29,885		33,043
Subtotal	45,565		40,962		42,955		46,309		52,949
Recoveries and sales of loans reacquired from the Central Bank 32,169	90		—		—		—		—
Total	Ch$	45,655	Ch$	40,962	Ch$	42,955	Ch$	46,309	Ch$	52,949
Total Recoveries as a percentage of average loans	0.29%		0.23%		0.22%		0.21%		0.23%

The following tables classify our loan portfolio based on the borrower’s payment performance for each of the last five years:

	Year ended December 31, 2011
	Commercial Loans		Consumer Loans		Mortgage Loans		Total
	(in millions of Ch$)
IFRS:
Past due loans - 90 days to 6 months	Ch$	41,729	Ch$	38,825	Ch$	15,367	Ch$	95,921
Past due loans - 6 months to 12 months	22,837		—		8,588		31,425
Past due loans - 12 months to 24 months	30,982		—		6,487		37,469
Past due loans - 24 months to 36 months	6,847		—		4,079		10,926
Past due loans - 36 months to 48 months	—		—		3,164		3,164
Past due Loans	Ch$	102,395	Ch$	38,825	Ch$	37,685	Ch$	178,905

	Year ended December 31, 2012
	Commercial Loans		Consumer Loans		Mortgage Loans		Total
	(in millions of Ch$)
IFRS:
Past due loans - 90 days to 6 months	Ch$	34,412	Ch$	44,109	Ch$	11,934	Ch$	90,455
Past due loans - 6 months to 12 months	31,497		—		6,017		37,514
Past due loans - 12 months to 24 months	35,547		—		6,729		42,276
Past due loans - 24 months to 36 months	5,936		—		3,783		9,719
Past due loans - 36 months to 48 months	—		—		1,901		1,901
Past due Loans	Ch$	107,392	Ch$	44,109	Ch$	30,364	Ch$	181,865

	Year ended December 31, 2013
	Commercial Loans		Consumer Loans		Mortgage Loans		Total
	(in millions of Ch$)
IFRS:
Past due loans - 90 days to 6 months	Ch$	54,232	Ch$	51,514	Ch$	18,352	Ch$	124,098
Past due loans - 6 months to 12 months	36,520		—		6,786		43,306
Past due loans - 12 months to 24 months	47,790		—		6,730		54,520
Past due loans - 24 months to 36 months	9,755		—		2,751		12,506
Past due loans - 36 months to 48 months	16		—		2,284		2,300
Past due Loans	Ch$	148,313	Ch$	51,514	Ch$	36,903	Ch$	236,730

	Year ended December 31, 2014
	Commercial Loans		Consumer Loans		Mortgage Loans		Total
	(in millions of Ch$)
IFRS:
Past due loans - 90 days to 6 months	Ch$	42,558	Ch$	62,947	Ch$	16,641	Ch$	122,146
Past due loans - 6 months to 12 months	52,158		—		15,329		67,487
Past due loans - 12 months to 24 months	57,075		—		11,320		68,395
Past due loans - 24 months to 36 months	8,031		—		4,822		12,853
Past due loans - 36 months to 48 months	50		—		2,052		2,102
Past due Loans	Ch$	159,872	Ch$	62,947	Ch$	50,164	Ch$	272,983

	Year ended December 31, 2015
	Commercial Loans		Consumer Loans		Mortgage Loans		Total
	(in millions of Ch$)
IFRS:
Past due loans - 90 days to 6 months	Ch$	43,389	Ch$	61,389	Ch$	18,909	Ch$	123,687
Past due loans - 6 months to 12 months	55,080		—		20,494		75,574
Past due loans - 12 months to 24 months	61,582		—		17,196		78,778
Past due loans - 24 months to 36 months	11,464		—		7,502		18,966
Past due loans - 36 months to 48 months	218		—		2,569		2,787
Past due Loans	Ch$	171,733	Ch$	61,389	Ch$	66,670	Ch$	299,792

Allocation of Allowances for Loan Losses

The following tables set forth the proportions of our required allowances for loan losses attributable to our commercial, consumer and residential mortgage loans under IFRS as of the dates indicated.

	As of December 31, 2011
	Allowance amount		Allowance amount as a percentage of loans in category	Allowance amount as a percentage of total loans	Loans in category as percentage of total loans(1)
	(in millions of Ch$, except percentages)
IFRS:
Commercial loans	Ch$	208,249	1.86%	1.20%	64.50%
Consumer loans	138,588		5.40	0.80	14.76
Residential mortgage loans	15,904		0.44	0.09	20.74
Total allocated allowances	Ch$	362,741	2.09%	2.09%	100.00%

	As of December 31, 2012
	Allowance amount		Allowance amount as a percentage of loans in category	Allowance amount as a percentage of total loans	Loans in category as percentage of total loans(1)
	(in millions of Ch$, except percentages)
IFRS:
Commercial loans	Ch$	207,676	1.77%	1.11%	62.52%
Consumer loans	164,047		5.78	0.87	15.12
Residential mortgage loans	16,080		0.38	0.09	22.36
Total allocated allowances	Ch$	387,803	2.07%	2.07%	100.00%

	As of December 31, 2013
	Allowance amount		Allowance amount as a percentage of loans in category	Allowance amount as a percentage of total loans	Loans in category as percentage of total loans(1)
	(in millions of Ch$, except percentages)
IFRS:
Commercial loans	Ch$	241,442	1.85%	1.16%	62.64%
Consumer loans	179,354		5.84	0.86	14.70
Residential mortgage loans	18,502		0.39	0.09	22.66
Total allocated allowances	Ch$	439,298	2.10%	2.10%	100.00%

	As of December 31, 2014
	Allowance amount		Allowance amount as a percentage of loans in category	Allowance amount as a percentage of total loans	Loans in category as percentage of total loans(1)
	(in millions of Ch$, except percentages)
IFRS:
Commercial loans	Ch$	273,813	2.09%	1.25%	59.89%
Consumer loans	192,724		5.73	0.88	15.36
Residential mortgage loans	24,021		0.44	0.11	24.75
Total allocated allowances	Ch$	490,558	2.24%	2.24%	100.00%

	As of December 31, 2015
	Allowance amount		Allowance amount as a percentage of loans in category	Allowance amount as a percentage of total loans	Loans in category as percentage of total loans(1)
	(in millions of Ch$, except percentages)
IFRS:
Commercial loans	Ch$	319,504	2.22%	1.30%	58.69%
Consumer loans	200,934		5.36%	0.82%	15.25%
Residential mortgage loans	30,005		0.47%	0.12%	26.06%
Total allocated allowances	Ch$	550,443	2.24%	2.24%	100.00%

(1)         Based on our loan classification.

The following table sets forth our charge-offs for 2011, 2012, 2013, 2014 and 2015 by major economic sector and provides further detail of charge-offs that have already been described in the previous discussion of allowances for loan losses:

	Year Ended December 31,
	2011		2012		2013		2014		2015
	(in millions of Ch$)
IFRS:
Commercial:
Agriculture	Ch$	5,208	Ch$	2,986	Ch$	5,615	Ch$	7,007	Ch$	7,796
Mining	606		812		1,605		3,193		1,884
Manufacturing	3,807		5,143		2,430		5,389		4,376
Construction	3,330		3,161		4,516		10,335		7,132
Commerce	52,057		9,228		8,825		14,536		13,063
Transport	2,132		2,287		3,309		5,545		5,944
Financial services	9,799		5,637		4,774		16,328		10,275
Community	5,147		13,910		4,955		4,391		7,518
Subtotal:	Ch$	82,086	Ch$	43,164	Ch$	36,029	Ch$	66,724	Ch$	57,988
Consumer loans	92,951		135,316		157,264		184,647		196,015
Mortgage loans	2,923		4,253		3,242		2,978		2,553
Total	Ch$	177,960	Ch$	182,733	Ch$	196,535	Ch$	254,349	Ch$	256,556

Composition of Deposits and Other Commitments

The following table sets forth under IFRS the composition of our deposits and similar commitments as of the dates indicated.  See “—Average Balance Sheets, Interest Earned on Interest Earning Assets and Interest Paid on Interest Bearing Liabilities” for the average rate paid on each of the following deposit categories.

	As of December 31,
	2013		2014		2015
	(in millions of Ch$)
IFRS:
Current accounts	Ch$	5,018,155	Ch$	5,786,805	Ch$	6,900,590
Other demand deposits	966,177		1,147,568		1,426,458
Savings accounts	178,012		188,311		205,171
Time deposits	10,151,612		9,450,224		9,529,974
Other term balance payables	73,101		82,711		172,547
Total	Ch$	16,387,057	Ch$	16,655,619	Ch$	18,234,740

Maturity of Deposits

The following table sets forth under IFRS information regarding the currency and maturity of our deposits at December 31, 2015, expressed in percentages.  UF-denominated deposits are similar to Chilean peso-denominated deposits in all aspects, except that the principal is readjusted periodically based on the value of the UF.

	As of December 31, 2015
	Ch$	UF	Foreign Currency	Total
	(in millions of Ch$)
IFRS:
Demand deposits	48.96%	1.80%	71.74%	45.66%
Savings accounts	—	10.01	—	1.13
Time deposits:
Maturing within three months	33.67	45.32	26.79	34.37
Maturing after three but within six months	5.42	16.52	1.20	6.30
Maturing after six but within 12 months	10.37	15.05	0.10	9.99
Maturing after 12 months	1.58	11.30	0.17	2.55
Total time deposits	51.04	88.19	28.26	53.21
Total deposits	100.00%	100.00%	100.00%	100.00%

The following table sets forth information under IFRS regarding the currency and maturity of deposits in excess of U.S.$100,000 as of December 31, 2015.

	As of December 31, 2015
	Ch$		UF		Foreign Currency		Total
	(in millions of Ch$)
IFRS:
Demand deposits	Ch$	3,871,743	Ch$	17,944	Ch$	999,060	Ch$	4,888,747
Savings accounts	—		25,859		—		25,859
Time deposits:
Maturing within three months	3,205,998		690,249		337,081		4,233,328
Maturing after three but within six months	784,921		322,042		18,147		1,125,110
Maturing after six but within 12 months	1,509,454		300,092		1,080		1,810,626
Maturing after 12 months	229,846		230,836		2,329		463,011
Total time deposits	Ch$	5,730,219	Ch$	1,543,219	Ch$	358,637	Ch$	7,632,075
Total deposits	Ch$	9,601,962	Ch$	1,587,022	Ch$	1,357,697	Ch$	12,546,681

Deposits in Foreign Countries

We also maintain deposits abroad, as needed to conduct our foreign trade transactions and manage liquidity.  The table below lists the largest amounts of foreign deposits by country under IFRS as of the dates indicated:

	As of December 31,
	2013		2014		2015
	(in millions of Ch$)
IFRS:
Australia	Ch$	453	Ch$	438	Ch$	1,131
Brazil	—		—		—
Canada	1,464		1,058		484
China	20		88		72
Denmark	173		249		418
Finland	81		10		—
France	102		54		11
Germany	12,565		7,309		8,472
Italy	22		29		4
Japan.	1,614		1,764		2,538
Mexico	1,111		297		1,965
Netherlands	1,200		840		1,085
Norway	81		139		195
Peru	358		805		—
Singapore	13,270		15		—
Sweden	354		351		2,989
Switzerland	—		649		—
United Kingdom	2,802		6,418		2,291
United States	264,726		258,198		546,308
Total	Ch$	300,396	Ch$	278,711	Ch$	567,963

Short-Term Borrowings

The principal categories of our short-term borrowings are amounts borrowed under foreign trade lines of credit, domestic inter-bank loans and repurchase agreements.  The table below presents under IFRS the amounts outstanding and the weighted average nominal interest rate for each period indicated by type of short-term borrowing.

	For the year ended December 31,
	2013		2014		2015
	Year-End Balance	Weighted Average Nominal Interest Rate	Year-End Balance	Weighted Average Nominal Interest Rate	Year-End Balance	Weighted Average Nominal Interest Rate
	(in millions of Ch$, except interest rate data)
IFRS:
Payables from repurchase agreements and security lending	256,766	5.12%	249,482	3.84%	184,131	3.92%
Borrowings from domestic financial institutions	—	—	—	—	—	—
Foreign borrowings	989,455	1.25	1,098,707	0.60	1,529,621	0.63
Other obligations	160,612	—	141,729	—	131,236	0.00
Total short-term borrowings	1,406,833	1.81%	1,489,918	1.09%	1,845,888	0.91%

The following table shows the average balance and the weighted average nominal rate for each short-term borrowing category during the periods indicated:

	For the year ended December 31,
	2013		2014		2015
	Average Balance	Weighted Average Nominal Interest Rate	Average Balance	Weighted Average Nominal Interest Rate	Average Balance	Weighted Average Nominal Interest Rate
	(in millions of Ch$, except interest rate data)
IFRS:
Payables from repurchase agreements and security lending	289,107	4.55%	262,301	3.65%	238,514	3.03%
Central Bank borrowings	13	—	9	—	7	—
Borrowings from domestic financial institutions	35,928	3.94	13,059	4.01	1	—
Sub-total	325,048	4.48	275,369	3.67	238,522	3.03
Foreign borrowings	925,685	1.34	735,017	0.90	1,308,143	0.74
Total short-term borrowings	1,250,733	2.15%	1,010,386	1.66%	1,546,665	1.09%

The following table presents the maximum month-end balances of our principal sources of short-term borrowings during the periods indicated:

	Maximum 2013 month-end balance	Maximum 2014 month-end balance	Maximum 2015 month-end balance
	(in millions of Ch$)
IFRS:
Investments sold under agreements to repurchase	330,407	372,333	273,244
Central Bank borrowings	17	10	8
Borrowings from domestic financial institutions	210,058	59,507	5,493
Foreign borrowings	1,180,252	1,283,611	1,727,574

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

The following table sets forth our minimum capital requirements (and availability) with respect to total assets as set by the SBIF:

	As of December 31,
	2013	2014	2015
	(in millions of Ch$)
CHILEAN GAAP:
Banco de Chile’s basic capital	2,284,314	2,535,153	2,740,084
Basic capital required (with respect to total assets)	(905,644)	(963,418)	(1,102,956)
Excess over minimum basic capital required	1,378,670	1,571,735	1,637,128

Similarly, the following table sets forth our minimum capital requirements (and availability) with respect to risk-weighted assets, as set by the SBIF:

	As of December 31,
	2013	2014	2015
	(in millions of Ch$)
CHILEAN GAAP:
Banco de Chile’s Total Regulatory Capital	2,999,061	3,249,903	3,457,523
Total Regulatory Capital required (with respect to risk-weighted assets)	(2,298,110)	(2,439,925)	(2,747,664)
Excess over minimum Total Regulatory Capital required	700,951	809,978	709,859

Item 4A Unresolved Staff Comments

None.

Item 5              Operating and Financial Review and Prospects

OPERATING RESULTS

Introduction

The following discussion should be read in conjunction with, and is entirely qualified by reference to, our audited consolidated financial statements as of and for the year ended December 31, 2015 appearing elsewhere in this annual report and “Item 4.  Information on the Company—Selected Statistical Information.”  Certain amounts (including percentage amounts) that appear in this annual report may not total due to rounding.

Unless otherwise indicated, the financial information included in this annual report with respect to 2011, 2012, 2013, 2014 and 2015 has been derived from financial statements that have been prepared in accordance with IFRS as issued by the IASB.  See Note 2(a) to our audited consolidated financial statements as of and for the year ended December 31, 2015 appearing elsewhere in this annual report.  IFRS differs in certain significant respects from Chilean GAAP.  As a result, our financial information presented under IFRS is not directly comparable to any of our financial information presented under Chilean GAAP.  Accordingly, readers should avoid such comparison.

Overview

We are a leading bank within the Chilean financial system, providing a broad range of financial products and services to individual and corporate customers who are primarily located in Chile.  Accordingly, our financial condition, results of operations and our ability to achieve our strategic business goals could be adversely affected by changes in Chile’s economic conditions and the resulting effects on macroeconomic indicators (such as interest rates, inflation and GDP growth, among others), modifications of non-economic policies implemented by the Chilean government that can affect private sector activities, or other political and economic developments in Chile, as well as regulatory changes or administrative practices of Chilean authorities over which we have no control.  See “Item 3.  Key Information—Risk Factors—Risks Relating to Our Operations and the Chilean Banking Industry—The results of our operations are affected by interest rate volatility and inflation,”  “Item 3.  Key Information—Risk Factors—Risks Relating to Chile— Currency fluctuations could adversely affect the value of our ADSs and any distributions on the ADSs” and “Item 3.  Key Information—Risk Factors—Risks Relating to Chile—Our growth and profitability depend on the level of economic activity in Chile.”

According to information published by the SBIF, as of December 31, 2015, excluding operations of subsidiaries abroad, we were the second largest bank in Chile in terms of total loans with a market share of 18.3%, the largest provider of commercial loans with a market share of 18.1%, the largest bank in Chile in terms of year-end balances of current accounts and demand deposits with a 23.1% market share, the second largest provider of consumer loans in Chile with a market share of 21.0% and the second largest privately-owned bank in Chile in terms of residential mortgage loans with a market share of 17.6%.  Also according to the SBIF, as of December 31, 2015, we were the largest bank in Chile in terms of net income with a market share of 25.6% and the largest bank in Chile in terms of current account balances held by individuals with a market share of 28.8%.  According to the Chilean Association of Mutual Funds, as of December 31, 2015, we were the largest provider of mutual funds management services in Chile with a market share of 21.3%.

After a period of accelerated growth between 1985 and 1997, when Chile’s GDP grew at an average annual rate of 7.0%, Chile’s economic growth slowed to an average rate of 4.7% between 2000 and 2008.  In 2009, the effects of the global financial crisis impacted the Chilean economy and Chile’s GDP decreased by 1.0% on an annual basis.  However, by 2010, the Chilean economic activity improved due in part the reconstruction efforts in response to the worst earthquake in Chile in over 50 years.  The Chilean economy subsequently grew at a solid pace, recording an average annual growth rate of 5.3% from 2010 to 2013.  The increase in economic activity during this period was supported by Chile’s stable financial condition that, in turn, relied on an independently managed Central Bank, a floating exchange rate regime, the country’s focus on accumulating international reserves and maintaining low external debt levels, a well-diversified international trade and a fiscal policy internationally recognized for its responsibility and long term vision.

In 2014, however, the Chilean economic activity significantly slowed down due in part to a sharp contraction in private investment, explained by both external and internal factors.  For example, the end of the so-

called “commodity supercycle” negatively impacted copper prices (Chile’s main export product) and, consequently, expansion plans for the mining industry.  In addition, business sentiment and consumer confidence significantly declined due to uncertainty arising from diverse reforms announced by the newly-appointed government. -.  These trends lead to a GDP expansion of only 1.9% for 2014.

In 2015, unlike the slower economic recovery experienced by emerging markets, Chilean economic activity remained low by posting an expansion of only 2.1% as compared to 2014.  This performance was the result of both a contraction in investment and a deceleration in private consumption.

Investment activity remained low primarily as a result of uncertainty regarding the impact of reforms to the Labor Act and, to a lesser extent, to the Constitution Act.  In addition, the sharp depreciation of the Chilean peso against the U.S. dollar resulted in increased costs for imported capital goods, which negatively affected the feasibility of investment projects across all industries.  Also, falling copper prices, prompted by the Chinese economic slowdown, led to delays in mining projects. Overall, investment—understood as fixed capital formation—decreased by 1.5% in 2015. Although this figure positively compares to the decrease of 4.2% posted in 2014, investment continued to perform well below the 2.2% annual expansion registered in 2013.

On the other hand, private consumption continued to be the main driver of economic activity in 2015, despite signs of a slowdown displayed by the end of 2013.  This moderate slowdown persisted throughout 2014 and amplified in 2015.  On average, private consumption is the primary driver of Chilean GDP growth, representing more than 60% of Chilean GDP.  The positive behavior displayed by private consumption is primarily attributable to the labor market’s resilience, which is reflected by an unemployment rate that remained at historical low levels.  In fact, unemployment rate averaged 6.4% in 2014 and 6.2% in 2015, in part supported by an aggressive fiscal policy intended to create new jobs.  Moreover, real wages have continued to grow, albeit at a slower pace recording an annual increase of 0.8%, which is below the 2.4% expansion registered in 2014.  On the other hand, credit conditions remained tight for both individuals and companies in 2015, reflecting a prudent approach by the banks to potential risks on delinquency.  Also, demand for credit decreased, especially from individuals, signaling a gradual decline in consumer expectations regarding the economic outlook.  Altogether, private consumption posted real growth of 1.5% in 2015, which was below the 2.4% and 5.5% expansions posted in 2014 and 2013, respectively.

Despite the slowdown in private consumption and overall economic activity, inflation has remained above of the upper limits of the Central Bank’s tolerance range (2.0% - 4.0%).  Thus, the local CPI index recorded a 4.4% annual increase in 2015, which was slightly below the 4.6% increase recorded in 2014. Higher than expected inflation was primarily prompted by a 16.9% depreciation of the Chilean peso (against the U.S. dollar) in 2015, which was above the 15.3% depreciation evidenced in 2014. The Chilean peso depreciated against a strengthening U.S. dollar, prompted by China’s economic slowdown, the U.S. economic recovery and the U.S. Federal Reserve raising interest rates since 2008.  The stronger U.S. dollar led to higher prices of tradable goods, of which Chile is a net importer, and supplemented the effects of drought on local food prices.  In the view of the Chilean Central Bank, inflation should converge to the Central Bank’s tolerance range by the end of 2016.

During the fourth quarter of 2015, the Central Bank began to gradually withdraw monetary stimulus due to higher than expected inflation.  The Central Bank increased the benchmark rate by 25 basis points twice in the quarter, pushing the marginal standing facility rate to 3.5% in December 2015 (3.0% in December 2014). As of April 25, 2016, the marginal standing facility rate was 3.5%.

Regarding the stock market, during 2015 the Santiago Stock Exchange IPSA Index (“IPSA Index”), composed of the 40 most-traded Chilean stocks, experienced a decline as compared to its performance in 2014.  In fact, the IPSA Index reached a level of 3,680.21 points as of December 30, 2015 (last trading date), which represented a 4.4% decrease as compared to the 3,850.96 points recorded as of December 30, 2014.  This decline was due to the persistent weakness of the local economy, reflected by forecasts that were continuously revised downwards, and the exposure to certain companies in the IPSA Index to troubled markets, such as Brazil.  Following the trends displayed by most of the global stock exchanges, the Santiago Stock Exchange was characterized by volatility during the first quarter of 2016 due to diverse factors, including:  (i) a pessimistic sentiment regarding the pace of growth of the main global economies, (ii) rebalancing of the Chinese economy, (iii) the decline in oil prices and (iv) doubts surrounding the European banking industry’s soundness.  Nevertheless, based on result unveiled by local companies during the first quarter of 2016 and a moderate decrease in uncertainty, the IPSA Index recovered slightly.  In fact, according to data published by the Santiago Stock Exchange, as of March 31, 2016, the IPSA Index was at 3,937.49 points, which represented a 7.0% year-to-date increase.

Inflation

In the past, Chile experienced high levels of inflation that affected the financial condition and results of operations of most industries.  Nevertheless, since the 1990s, inflation has been maintained under control through responsible monetary policy carried out by an independent Central Bank.  Over the last several years, inflation depended on both local economic dynamics as well as external factors.  In fact, due to the global downturn in 2008 and its effects on diverse Chilean economic sectors and consumption, the Chilean economy recorded deflation of 1.4% in 2009. Conversely, based on initial recovery of the Chilean economy, inflation returned to the Central Bank’s long term target range of 2.0% to 4.0% per year, ending 2010 at 3.0%.  Following this trend in economic activity and also an increase in international prices for oil and food, the CPI posted a surge of 4.4% in 2011.  On the contrary, inflation was 1.5% in 2012, which was mainly explained by a decrease in international oil prices that translated into lower local prices for transportation and utilities, partly offset by higher food prices due to adverse weather conditions.  In 2013, inflation was once again within the Central Bank’s long term target, posting an annual increase of 3.0%.  This figure was influenced by higher food, transportation and energy prices prompted by a sharp increase in the Ch$/U.S.$ exchange rate.  However, inflation showed a sharp increase in 2014 as reflected by a CPI annual variation of 4.6%.  Once again, the level of local prices was due to the sharp depreciation of the Chilean peso against the U.S. dollar that translated into a higher cost of imported tradable goods, affecting most economic sectors.  Also, the government’s tax reform prompted a price increase in certain products such as beverages and cigarettes.  Similarly, in 2015, the devaluation of the Chilean peso continued as a result of opposing monetary policies carried out by central banks worldwide, the weakness of the Chinese economy and the recovery of the U.S. economy.  This exchange rate trend, together with the effect of drought in agricultural activity, produced a CPI variation of 4.4% in 2015.

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

UF Denominated Assets and Liabilities.  The UF is revalued in monthly cycles.  On each day in the period beginning the tenth day of the current month through the ninth day of the next month, the nominal peso value of the UF is indexed up (or down in the event of deflation) in order to reflect each day a pro rata amount of the prior calendar month’s change in the CPI as published by the Chilean National Statistics Institute.  One UF was equal to Ch$24,627.10 as of December 31, 2014 and Ch$25,629,09 as of December 31, 2015.  The effect of any changes in the nominal peso value of our UF denominated assets and liabilities is reflected in our results of operations as an increase (or decrease, in the event of deflation) in interest revenue and expense.  Our net interest income will be positively affected by inflation (and negatively affected by deflation) to the extent that our average UF denominated assets exceed our average UF denominated liabilities, while our net interest income will be negatively affected by inflation (and positively affected by deflation) when average UF denominated liabilities exceed our average UF denominated assets.  Our average UF denominated assets exceeded our average UF denominated liabilities by Ch$5,317,339 million (U.S.$8,773.18 million) as of December 31, 2014 and Ch$5,295,548 million (U.S.$7,476.49 million as of December 31, 2015.  These figures exclude positions in derivatives.  See “Item 4.  Information on the Company—Selected Statistical Information.”

Peso-Denominated Assets and Liabilities.  Interest rates in Chile tend to reflect the prevailing inflation rate and expectations regarding future inflation.  The sensitivity of our peso denominated interest earning assets and interest bearing liabilities to the inflation rate may vary.  See “—Interest Rates.”  We maintain a substantial amount of non-interest bearing, peso denominated current accounts and other demand deposits.  The ratio of such deposits to average interest bearing peso denominated liabilities was 67% during the year ended December 31, 2014 and 76%

during the year ended December 31, 2015.  Since a large part of such deposits are not indexed to inflation, even a slight decline in the rate of inflation may adversely affect our net interest margin on assets funded with such deposits and even a slight increase in the rate of inflation may increase the net interest margin on such assets.  See “Item 4.  Information on the Company—Selected Statistical Information—Interest Earning Assets and Net Interest Margin.”

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

After that, the Central Bank maintained the monetary policy rate at 5.0% during 22 months, until October 2013.  This neutral bias was supported by local economic growth that resulted in a GDP increase over 5.0% per year, which prompted a virtuous cycle including an increase in real wages, a reduction in unemployment and growth in private consumption.  These trends were also accompanied by inflation within the long-term rage targeted by the Central Bank.  Nevertheless, in light of the signs of slowdown evidenced by the Chilean economy, the Central Bank commenced an easing monetary policy by the end of 2013, which involved successive cuts to the marginal standing facility rate.  For this reason, the monetary policy interest rate decreased from 4.5% at the end of 2013 to 3.0% in December 2014. Subsequently, the monetary policy interest rate remained at 3.0% until October 2015, when the Central Bank decided to increase the monetary policy interest rate because inflation remained above the target range and risks of second-round effects associated with increasing prices.  Thus, the monetary policy rate was at 3.5% as of December 31, 2015. As of April 25, 2016, the monetary policy interest rate remained at 3.5%.

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

According to information published by the Central Bank, the average annual short term nominal interest rate, based on the rate paid by Chilean financial institutions for 90 to 360 days Chilean peso denominated deposits, was 5.20% in 2013, 3.91% in 2014 and 3.77% in 2015.  The average annual long term nominal interest rate, based on the interest rate of the Central Bank’s five year Chilean peso denominated bonds in the secondary market, was 5.19% in 2013, 4.43% in 2014 and 4.14% in 2015.

Foreign Currency Exchange Rates

A portion of our assets and liabilities are denominated in foreign currencies, principally U.S. dollars.  In the past, we have maintained and may continue to maintain gaps between the balances of such assets and liabilities.  This gap includes assets and liabilities denominated in foreign currencies and assets and liabilities denominated in Chilean pesos that contain repayment terms linked to changes in foreign currency exchange rates.  However, we generally offset this gap by taking hedging derivative positions.  Because foreign currency denominated assets and liabilities, as well as interest earned or paid on such assets and liabilities and gains (losses) realized upon the sale of such assets, are translated into pesos in preparing our audited consolidated financial statements, our reported income is affected by changes in the value of the peso with respect to foreign currencies, primarily the U.S. dollar.  Adjustments to U.S. dollar-indexed assets are reflected as adjustments in net interest earnings and offset results in our foreign exchange position.  See “Item 3.  Key Information—Selected Financial Data—Exchange Rates” and Item 3.  Key Information—Risk Factors—Risks Relating to Chile—Currency fluctuations could adversely affect the value of our ADSs and any distributions on the ADSs.”

Critical Accounting Policies

We prepare our audited consolidated financial statements in accordance with IFRS as issued by the IASB.  The notes to our audited consolidated financial statements as of and for the year ended December 31, 2015, which are included in this annual report, contain a summary of our significant accounting policies.

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

The collective impairment allowance is composed of:

•                  An allowance amount representing the incurred losses on the portfolio of smaller balance homogeneous loans, which are loans to individuals and small business customers of the retail business segment.  The loans are grouped according to similar credit risk characteristics and the allowance for each group is determined using statistical models based on historical experience.

•                  An estimate of incurred losses inherent in the group of loans that have not yet been individually identified as impaired or measured as part of the smaller-balance homogeneous loans.  We use historical loss experience for these estimates.  This historical loss experience is adjusted on the basis of actual observable data to reflect the effects of current conditions that did not affect the period on which the historical loss experience is based and to remove the effects of conditions in the historical period that do not exist currently.  Estimates of changes in future cash flows reflect, and are directionally consistent with, changes in related observable data from period to period (e.g., changes in unemployment rates, property prices, payment status or other factors that are indicative of incurred losses in the group and their magnitude).

For a further description of our policy regarding allowances for loan losses, see Note 2(h) to our audited consolidated financial statements as of and for the year ended December 31, 2015 appearing elsewhere in this annual report.

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

The objective of using a valuation technique is to estimate the price at which an orderly transaction to sell the asset or to transfer the liability would take place between market participants and the measurement date under current market conditions.  Three widely used valuation techniques are:

•                  Market approach — uses prices and other relevant information generated by market transactions involving identical or comparable (similar) assets, liabilities, or a group of assets and liabilities (e.g. a business).

•                  Cost approach — reflects the amount that would be required currently to replace the service capacity of an asset (current replacement cost).

•                  Income approach — converts future amounts (cash flows or income and expenses) to a single current (discounted) amount, reflecting current market expectations about those future amounts.

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

•                  the valuation technique(s) appropriate for the measurement, considering the availability of data with which to develop inputs that represent the assumptions that market participants would use when pricing the asset or liability and the level of the fair value hierarchy within which the inputs are categorized.  For a further description of our internal fair value classification, see Note 40 to our audited consolidated financial statements as of and for the year ended December 31, 2015 appearing elsewhere in this annual report.

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

Amendments to Financial Reporting Standards in 2015

For the year ended December 31, 2015, there were no new rules implemented. See Note 3 to our audited consolidated financial statements.

Results of Operations for the Years Ended December 31, 2013, 2014 and 2015

The consolidated financial information presented in this section for the years ended December 31, 2013, 2014 and 2015 has been audited and prepared in accordance with IFRS.  In addition, to the extent that it is available and because we believe it is useful in analyzing our results, we have included information classified by the business segments that we use for internal reporting purposes.  As mentioned earlier, information about our business segments is reported under our internal reporting policies, which differ in significant respects from IFRS.

Net Income

The following table sets forth the principal components of our net income, as detailed in our audited consolidated financial statements for the years ended December 31, 2013, 2014 and 2015:

	For the Year Ended December 31,						% Increase (Decrease)
	2013		2014		2015		2013/2014	2014/2015
	(in millions of Ch$, except percentages)%
IFRS:
Net interest income	Ch$	1,061,571	Ch$	1,256,816	Ch$	1,228,288	18.4%	(2.3)%
Net fees and commissions income	287,093		272,188		305,979		(5.2)	12.4
Other income (loss), net	130,013		132,640		127,216		2.0	(4.1)
Provisions for loan losses	(221,653)		(261,566)		(246,222)		18.0	(5.9)
Operating expenses	(619,530)		(727,360)		(726,278)		17.4	(0.1)
Income attributable to associates	1,780		2,486		3,243		39.7	30.5
Income before income taxes	639,274		675,204		692,226		5.6	2.5
Income taxes	(89,085)		(79,685)		(82,321)		(10.6)	3.3
Net income	Ch$	550,189	Ch$	595,519	Ch$	609,905	8.2%	2.4%

2014 and 2015. For the year ended December 31, 2015 our net income was Ch$609,905 million.  This figure represented an annual increase of 2.4% when compared to the Ch$595,519 million obtained in 2014.  In our view, this slight increase is especially noticeable in light of the weakened business environment in which it took place.  This demonstrates our ability to overcome unfavorable market conditions, such as inflation, based on our robust core revenue generation.  This annual increase in net income was caused by:

•                  An annual increase of 12.4% in net fees and commissions income, particularly fostered by improved performance of some of our subsidiaries, such as those focused on mutual funds, insurance brokerage and investment banking, as well as higher net fees and commissions income from core-banking transactional services, such as current accounts, demand deposits and ATMs.

•                  Higher income from loans supported by a loan book growth of 6.3% in average balances, which allowed us to offset a moderate decrease in lending spreads.  This increase in loans was particularly concentrated in retail banking, which recorded a 12.3% annual expansion in average balances and, to a lesser extent, a 3.6% annual growth in average balances posted by our wholesale banking segment.

•                  Provisions for loan losses decreased 5.9% on an annual basis.  This variance was largely attributable to:  (i) a change in the portfolio mix, based on higher growth in low-risk lending products, such as residential mortgage loans and (ii) a positive credit behavior of certain segments, especially in Individual and SME Banking, which demonstrated improved risk profiles despite the economic slowdown.  These positive trends in credit quality allowed us to overcome:  (i) the negative exchange rate impact on U.S.$-denominated loan loss allowances, which is, however, offset by a FX hedging position in operating revenues and (ii) the growth posted by our loan book.

•                  A successful management of short-term liabilities.  Here, we were able to offset the negative effect related to lower nominal interest rates on the contribution of our demand deposits by a growth of 14.5% in average balances of these types of liabilities.

•                  Higher revenues from asset and liability management carried out by our treasury due to proactively managed interest rate term gaps.  This benefited from more sloped yield curves—on average—in 2015 as compared to 2014.

The above-mentioned factors allowed us to effectively manage:  (i) an important decrease in the contribution of our net asset position in UF, primarily due to inflation (measured as UF variation) that scaled down from 5.65% in 2014 to 4.07% in 2015, which was partially offset by lower funding cost for this asset position, given a decrease in average nominal interest rates in 2015 as compared to 2014, (ii) lower other than inflation-indexed revenues from trading activities and a decline in sales of available-for-sale assets, (iii) a slight increase in operating expenses amounting to 0.2% on an annual basis, although this figure includes an extraordinary effect incurred in 2014 (which denotes a high basis for comparison) associated with four-year collective bargaining agreements negotiated with most of our unions.

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

Net Interest Income

The tables included under the headings “—Interest Revenue” and “—Interest Expense” set forth information regarding our consolidated interest revenue and expenses, average interest earning assets and average interest bearing liabilities for the years ended December 31, 2013, 2014 and 2015.  This information is derived from tables included elsewhere in this annual report under “Item 4.  Information on the Company—Selected Statistical Information” and is qualified in its entirety by reference to such information.

	For the Year Ended December 31,						% Increase (Decrease)
	2013		2014		2015		2013/2014		2014/2015
	(in millions of Ch$, except percentages)%
IFRS:
Interest revenue	Ch$	1,765,942	Ch$	2,045,604	Ch$	1,908,457	Ch$	15.8%	Ch$	(6.7)%
Interest expense	(704,371)		(788,788)		(680,169)		12.0		(13.8)
Net interest income	Ch$	1,061,571	Ch$	1,256,816	Ch$	1,228,288	18.4%		(2.3)%
Net interest margin(1)(2)	4.67%		5.12%		4.66%		—		—

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

2014 and 2015. Our net interest income amounted to Ch$1,228,288 million in 2015, which was 2.3% below the Ch$1,256,816 million recorded in 2014.  This annual decrease was mainly related to lower inflation on our UF-denominated net asset position, which in turn was to some extent offset by favorable levels of nominal interest rates and the expansion of our interest earning assets.  Accordingly, the change in net interest income may be broken down, as follows:

•                  Lower net interest income earned on our inflation-indexed exposure.  As previously mentioned, inflation measured as UF variation was 4.07% in 2015 as compared to the annual variance of 5.65% recorded in 2014.  On average, this impact was slightly offset by lower nominal interest rates associated with interest-bearing Chilean peso-denominated liabilities funding part of this position.  As a result, the total contribution of our UF net asset position decreased by nearly Ch$59,000 in 2015 as compared to 2014. However, only a portion of this lower contribution is accounted in net interest income.

These negative factors were slightly offset by:

•                  An increase of approximately Ch$13,500 million in income from loans.  As previously mentioned, this increase was strongly influenced by an annual expansion of 6.3% in total loans (average balances) and a moderate decline in lending spreads, given high competition.  This growth was composed of a 12.3% increase in average loan balances managed by our retail banking segment and—to a lesser extent—by a 3.6% posted by average loans held by the wholesale banking segment.  The growth posted by our retail banking segment was mainly concentrated in the Individuals and SME Banking Unit with average loan balances growing 13.2% on an annual basis.  Conversely, average loans managed by our Consumer Finance Division remained steady by recording a 0.1% annual increase in average balances.  Trends in the retail banking segment are well-aligned with our aim of maintaining a suitable risk-return relationship, which has led us to penetrate the upper and middle income segments in both consumer and mortgage loans while halting the expansion of our Consumer Finance Division given the outlook of some economic variables, such as unemployment.  As for the wholesale banking segment, loan growth was mainly prompted by loan book expansion (average loans) of 5.4% in the Large Companies and Real Estate Banking Unit, which largely concentrated the loans acquired from a local bank during 2015 for Ch$564,000 million and—to a lesser extent—by an increase of 3.4% in the loan portfolio held by our Corporate Division.

•                  An increase in net interest income from loans and advances to banks by approximately Ch$6,200 million in 2015 as compared to 2014.

•                  Higher net revenues from the management of funding and gapping due to the positive effect of more sloped yield curves—on average—in 2015 as compared to 2014.  This effect generated approximately Ch$3,960 million of net interest income.

The annual decrease of 2.3% in net interest income, along with the expansion of 7.4% in average balances of total interest-earning assets produced a decline in net interest margin.  In fact, this indicator decreased from 5.12% in 2014 to 4.66% in 2015. Based on the above-mentioned factors, this drop in margin was largely influenced by the impact of lower inflation in net interest income.

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

•                  Higher income from loans of approximately Ch$37,900 million.  This was the result of an 8.7% annual increase in our loan book (based on average balances), prompted by an increase of 11.3% in retail banking average loans and—to a lesser extent—by an expansion of 4.2% in wholesale banking average loans.  In spite of the moderate growth in wholesale banking average loans, we benefited from the non-recurring effect associated with the prepayment of a commercial loan producing additional net interest income of approximately Ch$9,400 million.  It is important to note that our loan expansion in retail banking was conducted selectively by targeting higher income individual customers with both consumer and residential mortgage loans.  Thus, whereas our Individuals and SME Banking Unit recorded a 12.2% annual increase in average loans by catering to higher-income individuals and SMEs, our Consumer Finance Division only managed a 1.4% annual increase in average loans.  On the other hand, the growth in wholesale banking was associated with higher expansion in our Large Companies and Real Estate Banking Unit (Middle Market), with average loans increasing 8.1% annually.  Conversely, our Corporate Division posted an annual decrease of 0.7% in average loan balances.  The trends followed by our loan book reflected the Chilean economic backdrop.  The low growth rate managed by the wholesale banking segment had to do with postponed macro investment projects and a lack of confidence in the economic outlook by decision makers.  The economic environment also translated into a decline in loan growth in the retail banking segment by the end of 2014.

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

Interest Revenue

The following table sets forth information regarding our interest revenue and average interest earning assets for the years ended December 31, 2013, 2014 and 2015:

	For the Year Ended December 31,						% Increase (Decrease)
	2013		2014		2015		2013/2014	2014/2015
	(in millions of Ch$, except percentages)%
IFRS:
Interest revenue	Ch$	1,765,942	Ch$	2,045,604	Ch$	1,908,457	15.8%	(6.7)%
Average interest earning assets:
Commercial loans	12,477,510		13,316,594		13,643,389		6.7	2.5
Residential mortgage loans	4,455,850		5,082,293		5,826,928		14.1	14.7
Consumer loans	2,909,832		3,166,879		3,444,835		8.8	8.8
Total loans	19,843,192		21,565,766		22,915,152		8.7	6.3
Deposits in Central Bank	396,272		395,286		380,827		(0.2)	(3.7)
Repurchase agreements	27,382		27,704		36,844		1.2	33.0
Financial investments	1,946,975		1,969,070		1,945,233		1.1	(1.2)
Loans and advance to banks	496,870		602,968		1,099,698		21.4	82.4
Total	Ch$	22,710,691	Ch$	24,560,794	Ch$	26,377,754	8.1%	7.4%
Average rates earned on total interest earning assets(1)(2):
Average nominal rates	7.78%		8.33%		7.24%		—	—

(1)         See “Item 4.  Information on the Company—Selected Statistical Information—Average Balance Sheets, Interest Earned on Interest Earning Assets and Interest Paid on Interest Bearing Liabilities.”

(2)         Average rates earned on interest earning assets do not include the interest earned on trading securities, which is accounted for under Other Income (Loss) Net.

2014 and 2015. For the year ended December 31, 2015, our interest income was Ch$1,908,457 million, which was 6.7% below the amount recorded in 2014.  This annual decline was primarily attributable to:  (i) a decrease in the contribution of assets indexed to inflation as a result of lower UF variation of 4.07% in 2015 as compared to 5.65% in 2014, (ii) a non-recurring effect on interest income recognized in 2014 of approximately Ch$9,400 million due to the prepayment of a corporate loan by the end of the year and (iii) a lower average nominal interest rates affecting income earned on interest-earning Chilean peso-denominated assets.  These negative factors were partly offset by:  (i) higher interest revenues earned on loans due to the expansion of 6.3% in average balances in 2015, which was primarily focused on the retail banking segment with loans expanding by 12.3% and (ii) higher interest revenue associated with loans and advances to banks.  Due to these trends, the average rate earned on our interest earning assets decreased from 8.33% in 2014 to 7.24% in 2015.

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

Interest Expense

The following table sets forth information regarding our interest expense and average interest bearing liabilities for the years ended December 31, 2013, 2014 and 2015:

	For the Year Ended December 31,						% Increase (Decrease)
	2013		2014		2015		2013/2014	2014/2015
	(in millions of Ch$, except percentages)%
IFRS:
Interest expense	Ch$	704,371	Ch$	788,788	Ch$	680,169	12.0%	(13.8)%
Average interest-bearing liabilities:
Saving accounts and time deposits(1)	9,842,483		9,724,220		9,816,535		(1.2)	0.9
Securities under agreements to repurchase	289,107		262,301		238,514		(9.3)	(9.1)
Borrowings from financial institutions	1,201,866		1,137,199		1,360,806		(5.4)	19.7
Debt issued	3,771,209		4,897,000		5,646,119		29.9	15.3
Other financial obligations	173,868		190,159		179,722		9.4	(5.5)
Total	Ch$	15,278,533	Ch$	16,210,879	Ch$	17,241,696	6.1%	6.4%
Average rates paid on total interest bearing liabilities(2):
Average nominal rates	4.61%		4.87%		3.94%
Average (Chilean peso-denominated) non-interest bearing current account and demand deposits	5,455,342		6,224,055		7,129,486		14.1%	14.5%

(1)         Includes interest-earning demand deposits.

(2)         See “Item 4.  Information on the Company—Selected Statistical Information—Average Balance Sheets, Interest Earned on Interest Earning Assets and Interest Paid on Interest Bearing Liabilities.”

2014 and 2015. Our interest expense recorded an annual decrease of 13.8%, from Ch$788,788 million in 2014 to Ch$680,169 million in 2015.  This annual decline was mainly caused by (i) the effect of lower UF variation (4.07% in 2015 as compared to 5.65% in 2014) on the interest expenses associated with liabilities denominated in UF and (ii) lower interest expenses associated with Chilean peso-denominated liabilities due to a decrease in the average level of interest rates in 2015 as compared to 2014 resulting from the Central Bank’s monetary stimulus plan.  Based on the above mentioned factors, the average nominal interest rates paid on our interest-bearing liabilities decreased from 4.87% in 2014 to 3.94% in 2015.

This decrease in interest expense was also due to a 14.5% annual growth in average balances of current accounts and demand deposits, which produced a change in our funding mix towards non-interest bearing liabilities ranging from 25.1% of our total funding (including equity) in 2014 to 26.7% in 2015.

2013 and 2014.  Our interest expense increased by approximately 12.0% on an annual basis, from Ch$704,371 million in 2013 to Ch$788,788 million in 2014.  This annual increase was mainly caused by the effect of higher inflation (UF increased 5.65% in 2014 versus 2.05% in 2013) on our interest bearing liabilities denominated in UF.  This effect was partly offset by the impact of successive cuts to the marginal standing facility rate by the Central Bank from 4.5% as of December 31, 2013 to 3.0% as of December 31, 2014, which reduced the cost of funding related to liabilities denominated in Chilean pesos.  For these reasons, the average nominal rates paid on the average balance of interest bearing liabilities increased from 4.61% in 2013 to 4.87% in 2014.

In addition, the higher interest expense associated with the increase in inflation was partly offset by a change in the funding mix towards cheaper funding sources, such as debt issued and non-interest bearing liabilities (current accounts and demand deposits), which increased by 29.9% and 14.1% on an annual basis, respectively.

Net Fees and Commissions Income

The following table sets forth certain components of our fees and commissions income (net of fees paid to third parties that provide support for those services) for the years ended December 31, 2013, 2014 and 2015:

Year Ended December 31,	% Increase (Decrease)
2013	2014	2015	2013/2014	2014/2015
(in millions of Ch$, except percentages)%
IFRS:
Mutual funds	Ch$	54,833	Ch$	65,198	Ch$	76,843	18.9%	17.9%
Insurance	62,378	54,345	58,521	(12.9)	7.7
Current accounts, overdrafts, credit lines and credit cards	55,824	37,531	39,850	(32.8)	6.2
Demand accounts and ATMs	28,896	30,283	38,692	4.8	27.8
Stock brokerage	10,067	7,873	6,325	(21.8)	(19.7)
Collection of over-due loans	22,998	22,012	22,722	(4.3)	3.2
Cash management services	12,151	11,496	10,791	(5.4)	(6.1)
Letters of credit, guarantees, collateral and other contingent loans	15,703	17,651	18,614	12.4	5.5
Custody and trust services	7,070	7,730	10,000	9.3	29.4
Foreign trade and currency exchange	7,234	7,762	8,728	7.3	12.4
Financial advisory services	4,054	6,081	10,871	50.0	78.8
Credits and factoring	2,203	2,514	2,812	14.1	11.9
Collection services	779	601	706	(22.8)	17.5
Teller services expenses	(6,658)	(6,423)	(6,568)	(3.5)	2.3
Credit pre-evaluation services	(2,251)	(2,146)	(1,642)	(4.7)	(23.5)
Other	11,812	9,680	8,714	(18.0)	(10.0)
Total	Ch$	287,093	Ch$	272,188	Ch$	305,979	(5.2)%	12.4%

2014 and 2015. Our income from fees and commissions was Ch$305,979 million in 2015, which represented a 12.4% annual increase when compared to the Ch$272,188 million recorded in 2014.  This annual increase was mainly caused by:

•                  Higher net fees and commissions income associated with specialized financial services including mutual funds management, insurance brokerage, financial advisory and securities brokerage.  In this regard, net fees and commissions from mutual funds management increased from Ch$65,198 million in 2014 to Ch$76,843 million in 2015, which represented an 17.9% annual increase.  This increase was aligned with average assets under management growing 13.1% on an annual basis.  Similarly, fee income from insurance brokerage services increased by 7.7% or Ch$4,176 million on an annual basis due to a solid commercial strategy enhancing remote channels for insurance premium writing and using business intelligence tools to increase the cross-selling of insurance products among the bank’s customer base.  As a result, our insurance brokerage subsidiary reached record sales while expanding the stock of written premiums by 19.6% on an annual basis.  In addition, our financial advisory subsidiary participated in diverse M&A transactions while providing investment banking services to local and foreign companies.  Consequently, fees from financial advisory services increased by Ch$4,790 million on an annual basis.  All of these results permitted us to effectively manage the annual decrease of Ch$1,548 million in fees and commissions income from securities brokerage services.  The performance by our securities brokerage subsidiary aligned with the trend observed in the Chilean stock market, which has been characterized by both volatility and a bearish sentiment among investors.

•                  An annual increase in fees and commissions income associated with transactional services provided to our customers in both the retail and the wholesale banking segments.  In this regard, fees and commissions related to Demand Accounts and ATMs recorded an increase of Ch$8,409 million between 2014 and 2015.  This annual increase was caused, among other factors, by a 15.4% annual increase in the number of debit card transactions made by our retail customers in 2015 as compared to 2014. Also, revised interbank fares for ATMs cash withdrawal contributed to an increase in fee income reflected by this line item.  Additionally, we posted an increase of Ch$2,319 million in fees and commissions for current accounts, overdrafts, credit lines and credit cards.  This was in part due to reinforced credit card loyalty programs, including the partnership agreements with two airline companies that allow our customers to benefit from the use of their credit cards when purchasing flight tickets.  Based on these initiatives, the volume of transactions carried out by our credit card holders increased by 8.9% on an annual basis in 2015.

•                  Also, fee income from custody and trust services posted and annual increase of Ch$2,270 million in 2015 as compared to 2014.

2013 and 2014.  During 2014 our income from fees and commissions was affected by various regulations that directly impacted our fee-based businesses, as well as unfavorable market and economic forces that translated into lower commercial activity for some of our subsidiaries.  On the whole, our income from net fees and commissions decreased from Ch$287,093 million in 2013 to Ch$272,188 million in 2014, representing a 5.2% annual decrease.  This annual decrease was mainly caused by:

•                  Mixed trends in net fees and commissions from transactional services.  On the one hand, net fees and commissions from credit lines, overdrafts, credit lines and credit cards decreased by approximately 32.8% or Ch$18,293 million on an annual basis.  This downward shift was mainly caused by the effect of regulations affecting transactional services, as well as commercial decisions, including price adjustments to certain products, made by our management in order to promote the use of transactional services among our customers, especially credit cards.  These effects were amplified by a negative exchange rate effect on U.S.$-denominated expenses related to credit card loyalty programs, produced by a higher Ch$ depreciation in 2014 as compared to 2013.  The decrease in net fees and commissions associated with credit cards was partially offset by:  (i) higher fees and commissions income from demand accounts/ATMs increasing by 4.8% (or Ch$1,387 million) in 2014 as compared to 2013, in line with increases in ATM transactional volumes; and (ii) fees and commissions from credits and factoring increasing by 14.1% or Ch$311 million on an annual basis, mainly fostered by specific transactions executed in the wholesale banking segment.

•                  The above mentioned factors were partially offset by an aggregate positive performance of net fees and commissions from specialized financial services provided by some of our subsidiaries.  In this regard, fees and commissions associated with mutual funds management posted an annual increase of 18.9%, or Ch$10,365 million, in 2014.  This increase is explained by the annual increase of 21.9% in average volumes of assets under management, which in turn supported an annual increase in market share from 21.3% in 2013 to 22.5% as of December 31, 2014.  This performance was supplemented by a yearly increase of 50.0%, or Ch$2,027 million, in fees and commissions related to our financial advisory services.  This advance was caused by the execution of diverse and important transactions in 2014.  Nevertheless, this positive trend was partly offset by lower fees and commissions income in both insurance and stock brokerage services.  Regarding insurance services, fees and commissions decreased by 12.9% or Ch$8,033 million on an annual basis.  This decrease was caused by regulations affecting the insurance brokerage business, in particular, new guidelines for reimbursement of unused insurance policies in the case of early termination.  On the other hand, fees and commissions related to stock brokerage dropped by 21.8% or Ch$2,914 million on an annual basis.  Despite the annual increase of 38.6% in stock trading turnover managed by our stock brokerage subsidiary in 2014, fees and commissions decreased as a result of specific deals carried out throughout the year involving lower variable margins and—to a lesser extent—because of changes in the pricing scheme caused by modifications in customer segmentation.

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

The following table sets forth certain components of our other income (loss), net, for the years ended December 31, 2013, 2014 and 2015:

	For the Year Ended December 31,						% Increase (Decrease)
	2013		2014		2015		2013/2014	2014/2015
	(in millions of Ch$, except percentages)%
IFRS:
Interest accrued on trading securities	Ch$	17,668	Ch$	16,500	Ch$	12,770	(6.6)%	(22.6)%
Gains (losses) from mark to market and sales	6,916		3,420		(2,132)		(50.5)	—
Financial Assets Held for Trading	24,584		19,920		10,638		(19.0)	(46.6)
Sales of Available for Sale Instruments	14,881		18,102		8,861		21.6	(51.0)
Net Gain (Loss) from other transactions	(1,089)		(38)		1,687		(96.5)	—
Derivative Instruments	(6,018)		(3,773)		19,096		(37.3)	—
Sales of Loan Portfolios	314		993		4,130		216.2	315.9
Total net financial operating (loss) income	32,672		35,204		44,412		7.7	26.2
Foreign exchange transactions, net	71,457		70,225		57,318		(1.7)	(18.4)
Other operating income, net	25,884		27,211		25,486		5.1	(6.3)
Total other income (loss), net	Ch$	130,013	Ch$	132,640	Ch$	127,216	2.0%	(4.1)%

2014 and 2015. Our other income (loss) net was Ch$127,216 million in 2015, representing a 4.1% annual decrease as compared to the Ch$132,640 million recorded in 2014.  This annual decrease was the mainly the result of:

•                  A decrease in net gains from the management of our investment portfolio, including both financial assets held-for-trading and available-for-sale instruments.  On the one hand, gains from financial assets held-for trading declined from Ch$19,920 million in 2014 to Ch$10,638 million in 2015.  This was the result of both the effect of lower inflation and lower average nominal interest rates on the interests accrued on trading securities.  Also, during 2015 we recorded net losses from mark-to-market and sales due to increasing interest rates as compared to net gains in 2014 due to decreasing interest rates in 2014.  In addition, during 2015, we recorded a decrease in sales of available-for-sale securities, from Ch$18,102 million in 2014 to Ch$8,861 million in 2015 due to our forecast on the outlook for interest rates that led us to settle several positions in 2014.

•                  An annual decrease of approximately 18.4% in foreign exchange transactions from Ch$70,225 million in 2014 to Ch$57,318 million in 2015.  This annual decrease of nearly Ch$12,907 million was mainly caused by:  (i) higher losses of approximately Ch$158,724 million in our FX derivatives liability position resulting from higher depreciation of the Chilean denominated-peso in 2015 (16.9%) as compared to 2014 (15.3%) and (ii) increased net liability positions in FX derivatives.  This effect on our FX derivatives liability position was partially offset by:  (i) a net annual increase in the income from the management of hedge accounting positions in FX derivatives by approximately Ch$144,900 million in 2015 as compared to 2014 due to previously mentioned trends in both exchange rate and positions and (ii) an annual increase of approximately Ch$6,800 million in the asset FX position that hedges our liability exposure to U.S. dollar-denominated allowances for loan losses, expenses related to credit card loyalty programs and country risk allowances associated with cross border loans.

•                  The above-mentioned factors were partly offset by an increase in income from derivatives instruments from a loss of Ch$3,773 million in 2014 to net revenues of Ch$19,096 million in 2015. This effect was caused by:  (i) a positive FX impact of approximately Ch$18,923 million, primarily due to a decrease in the net liability position held in these instruments allowing us to overcome the higher depreciation of the Chilean peso in 2015 (16.9%) as compared to 2014 (15.3%) and (ii) a net positive variance (from net loss to net gain) of approximately Ch$8,423 million in Counterparty Value Adjustment (including both credit and debit value adjustment) on an annual basis.  These factors were partly offset by lower results of approximately Ch$6,540 million related to the sensitivity of the portfolio valuation with respect to changes in average duration.  On the other hand, changes in interest rates and inflation and their effect on the portfolio valuation mostly offset each other due to the behavior of market factors and shifts in the average position.

2013 and 2014.  Our other income (loss) net was Ch$132,640 million in 2014, representing a 2.0% annual increase as compared to the Ch$130,013 million recorded in 2013.  This annual increase was the result of a combination of diverse factors, including:

•                  A decrease in losses from the management of derivative instruments and other transactions.  During 2014, we recorded losses from derivatives contracts of approximately Ch$3,773 million, as compared to the net loss of Ch$6,018 million recorded for the year ended December 31, 2013.  Furthermore, we reduced losses associated with other transactions from Ch$1,089 million in 2013 to Ch$38 million in 2014.  The reduced amount of losses from derivatives contracts was mainly caused by a positive FX impact of approximately Ch$12,187 million.  This positive FX impact was prompted by a decrease in our liability position throughout 2014, which allowed us to offset the 15.3% Chilean peso devaluation in 2014.  This positive effect was partly counterbalanced by:  (i) a net negative variance (from net gain to net loss) of approximately Ch$6,840 million in 2014 as compared to 2013 in Counterparty Value Adjustment for derivatives (including both credit and debit value adjustment) and (ii) higher ineffectiveness of fair value hedging positions of approximately Ch$2,045 million in 2014 as compared to 2013.

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

•                  A slight decrease of 1.7%, or Ch$1,232 million, in foreign exchange transactions net, from Ch$71,457 million in 2013 to Ch$70,225 million in 2014.  This decrease was primarily produced by higher losses of approximately Ch$16,948 million related to the effect of a higher Chilean peso depreciation in 2014 (15.3%) as compared to 2013 (9.6%) on our net liability positions in FX derivatives.  This negative result was partly counterbalanced by:  (i) higher income of roughly Ch$7,600 million associated with the asset FX position that hedges our exposure to U.S.$-denominated provisions for loan losses and fee expenses, given the previously mentioned shifts in the Ch$/U.S.$ exchange rate and (ii) higher gains from cash flow hedge accounting of approximately Ch$2,674 million due to the same reason.

Provisions for Loan Losses

We recognize allowances to cover possible credit losses in accordance with IFRS as issued by the IASB.  For statistical information with respect to our substandard loans and allowances for loan losses, see “Item 4.  Information on the Company—Selected Statistical Information” and Note 11(b) to our audited consolidated financial statements as of and for the year ended December 31, 2015.  According to regulations applicable to such periods, the amount of provisions charged to income in any period consists of net provisions for possible loan losses.

The following table sets forth information with respect to our provisions and allowances for loan losses and charge-offs for each of the years ended December 31, 2013, 2014 and 2015:

	For the Year Ended December 31,						% Increase (Decrease)
	2013		2014		2015		2013/2014	2014/2015
	(in millions of Ch$, except percentages)%
IFRS:
Provisions:
Gross provisions for loan losses	Ch$	264,608	Ch$	307,875	Ch$	299,171	16.4%	(2.8)%
Total loan loss recoveries	42,955		46,309		52,949		7.8	14.3
Net provisions for loan losses	221,653		261,566		246,222		18.0	(5.9)
Charge-offs:
Total charge-offs	196,535		254,349		256,556		29.4	0.9
Net charge-offs	153,580		208,040		203,607		35.5	(2.1)
Other asset quality data:
Total loans	Ch$	20,880,770	Ch$	21,891,333	Ch$	24,573,426	4.8	12.3
Average Loans	19,843,192		21,565,766		22,915,152		8.7	6.3
Allowances for loan losses	439,298		490,558		550,443		11.7%	12.2%
Allowances for loan losses as a percentage of total loans	2.10%		2.24%		2.24%		—	—
Provisions for loan losses as a percentage of average loans	1.12%		1.21%		1.07%		—	—

2014 and 2015. Our provisions for loans losses posted an annual decrease of 5.9% in 2015, from Ch$261,566 million in 2014 to Ch$246,222 million in 2015.  The decrease in credit risk expenses was mainly attributable to the following factors:

•                  A change in the portfolio mix towards safer or collateralized products, such as mortgage loans.  Most of the growth recorded by our loan book was due to the expansion posted by the retail banking segment, which —in turn— was primarily explained by an increase of 14.7% in average balances of mortgage loans.

•                  An overall net quality improvement, particularly in the retail banking segment.  In this regard, unemployment remained steady at low rates.  This led to better than expected credit behavior by individuals, particularly within the upper income segment.  Similarly, SMEs’ credit conditions have not yet been affected by the economic slowdown.

The abovementioned factors were partly offset by:

•                  A loan book expansion of 6.3% in terms of average balances.  This annual growth was primarily focused on loans granted and managed by our retail banking segment, whose average loans grew by 12.3% on an annual basis.  In addition, loans rendered by our wholesale banking segment posted an increase of 3.6% in average balances.  This annual expansion in our average loan balances explained approximately Ch$28,000 million in higher credit risk expense, all things equal.

•                  Higher negative exchange rate effect in 2015 as compared to 2014 of approximately Ch$4,400 million.  Similar to 2014 and following the trend displayed by several global currencies, the Chilean peso depreciated by 16.9% in 2015 as compared to the devaluation of 15.3% recorded in 2014.  Accordingly, we increased provisions for loans losses associated with U.S.$-denominated commercial loans.  This effect mainly impacted our wholesale banking segment.

Based on the above, our ratio of provisions for loan losses over average loans improved from 1.21% in 2014 to 1.07% in 2015.

In this regard, our overall delinquency past-due loans ratio (loans 90 days or more past-due) improved from 1.25% in 2014 to 1.22% in 2015.  This decrease was due to increased efforts to collect overdue loans and some macroeconomic variables that remained strong, despite the slowdown recorded by the local economy.  In fact, unemployment maintained a downward trend by averaging 6.2% in 2015 as compared to 6.4% in 2014. Diverse stimuli, but particularly government sponsored programs promoting employment, as well as the dynamism of the construction sector, have led to steady job creation.  Employment has a direct impact on delinquency and, accordingly, its path has been crucial for maintaining past-due loans at adequate levels, specifically in relation to the retail banking segment.  Actually, our past-due loans ratio for consumer loans decreased from 1.87% in 2014 to 1.64% in 2015. Additionally, delinquency indicators for companies also improved.  In fact, our past-due loans ratio for commercial loans decreased from 1.22% in 2014 to 1.19% in 2015, based on a positive behavior of SMEs, which allowed us to offset certain credit events that emerged from large companies and corporations.

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

•                  A negative exchange rate effect on U.S.$-denominated allowances for loans losses.  This was produced by a higher Chilean peso devaluation in 2014 (15.3%) as compared to 2013 (9.6%), which affected our net liability position in provisions for loan losses associated with U.S.$-denominated loans, particularly concentrated in the wholesale banking segment.  This translated into a higher exchange rate effect of approximately Ch$7,600 million in 2014 as compared to 2013.

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

Operating Expenses

The following table sets forth information regarding our operating expenses for the years ended December 31, 2013, 2014 and 2015:

	For the Year Ended December 31,						% Increase (Decrease)
	2013		2014		2015		2013/2014	2014/2015
	(in millions of Ch$, except percentages)%
IFRS:
Personnel expenses	Ch$	323,236	Ch$	384,512	Ch$	381,388	19.0%	(0.8)%
Administrative expenses:
Advertising	29,053		29,431		32,509		1.3	10.5
Building maintenance	28,067		30,368		32,816		8.2	8.1
Rentals and insurance	23,297		24,861		27,406		6.7	10.2
Office supplies	8,375		8,350		7,222		(0.3)	(13.5)
Other expenses	163,710		177,527		190,021		8.4	7.0
Total administrative expenses	252,502		270,537		289,974		7.1	7.2
Depreciation and amortization	27,677		32,787		31,822		18.5	(2.9)
Impairments	2,247		2,085		263		(7.2)	(87.4)
Other operating expenses	13,868		37,439		22,831		170.0	(39.0)
Total	Ch$	619,530	Ch$	727,360	Ch$	726,278	17.4%	(0.1)%

2014 and 2015. Our total operating expenses recorded a slight annual decrease of 0.1% in 2015 from Ch$727,360 million in 2014 to Ch$726,278 million in 2015.  This annual decrease was supported by both, market factors increasing our cost base and a high basis for comparison for certain line items in 2014.  Thus, the annual change in operating expenses was mainly attributable to:

•                  Personnel expenses decreasing 0.8% on an annual basis from Ch$384,512 million in 2014 to Ch$381,388 million in 2015.  This annual decrease was caused by three main factors.  First, bonuses and incentives decreased by approximately Ch$23,500 million in 2015 due to:  (i) the effect of special bonuses granted to the staff in 2014 of nearly Ch$45,100 million related to collective bargaining agreements signed with our unions, (ii) higher provisions for performance bonuses of roughly Ch$11,200 million in 2015 as compared to 2014  due to better appraisal of corporate achievements and (iii) an annual increase of approximately Ch$6,600 million in variable compensation related to commercial campaigns.  Second, salaries paid to our staff increased by approximately Ch$14,900 million on an annual basis, as a result of:  (i) the recognition of inflation (approximately 4.6%), which we adjusted twice a year, (ii) higher benefits as negotiated with the staff in 2014, (iii) merit salary increases due to promotions, and (iv) an annual increase of approximately 0.5% in average headcount.  And third, personnel expenses were negatively impacted by higher severance payments due to organizational restructuring in some of our commercial areas.

•                  An annual decrease of 39.0% or Ch$14,608 million in other operating expenses.  This decline was mainly attributable to both lower non-credit related operational write-offs and a decrease in contingency provisions.  In addition, 2014 represented a high basis for comparison as we recognized higher charges associated with write-offs of assets received in lieu of payment.

These factors were partly offset by an increase of 7.2% in administrative expenses, from Ch$270,537 million in 2014 to Ch$289,974 million in 2015.  This was primarily the result of: (i) higher IT expenses of approximately Ch$6,800 million, including communication and data processing, due to new IT developments and the effect of the depreciation of the Chilean peso (16.9%) on certain line items denominated in U.S. dollar, (ii) expenses related to our branch network and buildings (including building maintenance, rentals and insurance) that jointly grew by Ch$6,200 million in 2015 due to the impact of inflation on these line items, which are mostly quoted in UF and (iii) an increase in advertising expenses of approximately Ch$3,100 million in 2015 as compared to 2014, mainly attributable to campaigns we launched to inform our customers on our diverse strategic alliances to their benefit and to communicate corporate achievements.

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

Income Tax

Under Law No. 19,396 we are permitted to deduct dividend payments made to SAOS from our taxable income.  Consequently, our effective tax rate is lower than the statutory corporate income tax rate because of the deduction of these dividend payments from our taxable income.  Additionally, but to a lesser extent, differences in the tax treatment for monetary correction, as well as provisions on individual loans and for charge-offs related to past-due loans, have an impact on our effective tax rate through deferred taxes.  Finally, until 2014 all real estate taxes paid on properties that are leased to customers were deductible from our taxable income as a tax credit.  However, in light of the tax reform approved in 2014, for the year ended December 31, 2015 only 50% of these kinds of taxes can be deducted from our taxable income.  From 2016 onwards, no tax credits will allowed from taxes paid on leased properties.  For more information, see “Item 10.  Additional Information—Taxation—Chilean Tax Considerations—Tax Reform Law No. 20,780.”

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

In September 2014, the Chilean congress approved a law reforming the Chilean tax system.  This tax reform (Law No. 20,780, defined terms in this risk factor are used as defined therein) gradually increases the first category tax or corporate tax rate between 2014 and 2018 while establishing two alternative tax regimes from 2017 onwards:  (i) the Semi-Integrated Regime and (ii) the Attribution Regime.  The tax reform increases the statutory corporate tax rate from 20.0% in 2013 to 21.0% in 2014, 22.5% in 2015 and 24.0% in 2016.  From 2017 onwards, the statutory corporate tax rate will depend on the tax regime chosen by the owners of the taxpayer (the company).  If the Semi-Integrated Regime is selected, the company will be subject to a statutory corporate tax rate of 25.5% in

2017 and 27.0% from 2018 onwards.  If, instead, the Attribution Regime is selected, the company will be subject to a statutory corporate tax rate of 25.0% from 2017 onwards.

Notwithstanding the above, in February 2016, a new tax law was enacted (Law No. 20,899), which subjects publicly-traded companies only to the Semi-Integrated Regime.  Accordingly, the statutory corporate tax rate for Banco de Chile will be 25.5% in 2017 and 27.0% from 2018 onwards.

Although these reforms are currently in place, some rulings associated with their implementation are still under review by the Chilean IRS. Accordingly, changes to or statements regarding the interpretation of new taxation guidelines could be introduced by the Chilean IRS in the future.

For more information, see “Item 4.  Information on the Company—Regulation and Supervision—Amendments to the Reform that Modified the Chilean Tax System” and “Item 10.  Additional Information—Taxation—Chilean Tax Considerations”

It is important to mention that the tax benefit associated with the dividend payment made to SAOS, as payment of the subordinated debt held with the Central Bank, should vanish in the coming years so long as the liability of SM-Chile with the Central Bank is completely paid off. For the year ended December 31, 2015, our effective tax rate would have been approximately 4.6 percentage points higher than the actual effective tax rate —all things equal— in absence of the tax benefit related to the dividend distributed to SAOS as payment of the subordinated debt.

2014 and 2015. Our income tax expense was Ch$82,321 million in 2015, which represented a 3.3% annual increase from the Ch$79,685 million recorded in 2014.  This increase was mainly due to a higher statutory corporate tax rate, from 21.0% in 2014 to 22.5% in 2015, as a result of the 2014 tax reform.  In addition, our income before taxes recorded a 2.5% annual increase from Ch$675,204 million in 2014 to Ch$692,226 million in 2015. To a lesser extent, the effect of lower inflation on our shareholders equity (which is tax deductible under the Chilean tax system rules) also contributed to the increase in income tax.  These factors more than offset the recognition of tax benefits associated with temporary effects on deferred tax assets.  As a result, the effective tax rate for the year ended December 31, 2015 was 11.9%, which was slightly above the 11.8% recorded in 2014.

2013 and 2014.  Our income tax expense was Ch$79,685 million in 2014, which represented a 10.6% annual decrease from the Ch$89,085 million recorded in 2013.  In spite of the increase in the statutory corporate tax rate, prompted by the recently approved tax reform, from 20.0% in 2013 to 21.5% in 2014, as well as the annual increase of 5.6% in our income before income tax within the same period, we benefited from the tax reform as a result of our deferred taxes.  In fact, the incremental tax rate for the upcoming years positively affected our deferred taxes, since future expenses (such as loan charge-offs) may be deducted from our taxable income base at a higher tax rate.  This effect amounted to approximately Ch$12,284 million.  Also, inflation was significantly higher in 2014 (4.6%) as compared to 2013 (3.0%). Since inflation contributes to reducing the effective tax rate given its effect on shareholders’ equity, the effective tax rate decreased from 13.9% in 2013 to 11.8% in 2014.

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

Retail Banking:  This segment is focused on individuals and small and medium-sized companies whose annual sales do not exceed Ch$1,600 million.  The segment’s value proposition is primarily focused on consumer loans, commercial loans, current accounts, credit cards, credit lines and residential mortgage loans.

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

Operations through subsidiaries:  This segment includes all companies controlled by us whose results are obtained individually by the respective company.  As of December 31, 2015, this business segment consisted of:

•                  Banchile Administradora General de Fondos S.A.;

•                  Banchile Asesoría Financiera S.A.;

•                  Banchile Corredores de Seguros Ltda.;

•                  Banchile Corredores de Bolsa S.A.;

•                  Banchile Securitizadora S.A.;

•                  Socofin S.A.;

•                  Promarket S.A.; and

•                  Banchile Trade Services Limited.

On June 19, 2013, Banco de Chile acquired all of the shares of Banchile Factoring S.A. owned by Banchile Asesoría Financiera.  As a result of this transaction, Banco de Chile fully acquired the assets and liabilities of Banchile Factoring S.A. and on June 30, 2013 this subsidiary was dissolved.

In 2014, we began a voluntary dissolution process for Banchile Trade Services Limited in Hong Kong, which is still in progress.  We expect to complete this process during the second half of 2016.

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

The financial information used to measure the performance of our business segments is not necessarily comparable with similar information from other financial institutions because it is based on our internal reporting policies.  The accounting policies used to prepare our operating segment information are similar to those described in Note 2(af) to our audited consolidated financial statements as of and for the year ended December 31, 2015 appearing elsewhere in this annual report, except as noted below:

•                  The net interest margin of loans and deposits is measured on an individual transaction basis, due to the difference between the effective individual transaction rate and our related fund transfer price in terms of maturity, re-pricing and currency.

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

Net Income by Business Segment

The following table sets forth income before income tax by business segment in accordance with our internal reporting policies for each of the years ended December 31, 2013, 2014 and 2015:

	For the Year Ended December 31,						% Increase (Decrease)
	2013		2014		2015		2013/2014	2014/2015
	(in millions of Ch$, except percentages)%
BANK’S INTERNAL REPORTING POLICIES:
Retail banking	Ch$	303,235	Ch$	284,379	Ch$	302,480	(6.2)%	6.4%
Wholesale banking	247,406		289,752		247,701		17.1%	(14.5)%
Treasury and Money Market	10,096		42,441		31,131		320.4%	(26.7)%
Subsidiaries	32,802		34,036		39,415		3.8%	15.8%
Other	—		—		—		—	—
Income before Income tax	Ch$	593,539	Ch$	650,608	Ch$	620,727	9.6%	(4.6)%

Retail Banking

2014 and 2015. Our retail banking segment recorded income before income tax of Ch$302,480 million in 2015, which represented a 6.4% annual increase when compared to the Ch$284,379 million recorded in 2014.  The annual increase in income before income tax was mainly caused by various factors, including the better performance in operating revenues, along with slightly lower credit risk expenses.  Hence, the increase in income before income taxes mainly relied on:

•                  An annual increase of Ch$13,356 million in the retail banking segment operating revenues, representing a 1.3% increase from 2014.  This increase was mainly due to:  (i) higher fees and commissions income of Ch$15,614 million resulting from an increase in credit card and debit card transactions of 8.9% and 15.4%, respectively, (ii) revised interbank ATM transaction fees and (iii) an increase in income from loans due to a 12.3% annual growth in average loans managed by the segment.  These factors allowed the segment to effectively manage lower net interest income resulting from the effect of lower inflation (measured as UF variation) in 2015 (4.07%) as compared to 2014 (5.65%) on the contribution of the UF net asset position portion allocated to the segment.

•                  Provisions for loan losses decreasing by approximately Ch$3,133 million on an annual basis.  This was mainly due to the resilience shown by the retail banking segment customers to the economic slowdown based on unemployment figures that have remained steady at low levels.  Also, the 12.3% annual expansion in the segment’s loan book was concentrated on low-risk lending products such as residential mortgage loans, which posted a 14.7% annual increase in average balances.  These positive trends in credit quality allowed us to manage further additional or countercyclical provisions of Ch$30,921 million in 2015 as compared to Ch$22,499 million in 2014, which were partly allocated to this segment.  Similarly, the segment managed approximately Ch$4,960 million of further allowances for loan losses due to a regulatory change in mortgage loans provisioning.

The above-mentioned factors allowed the segment to effectively manage a slight increase of 0.1% in operating expenses.  This annual increase includes an extraordinary effect associated with non-recurring personnel expenses of Ch$45,105 incurred last year due to the collective bargaining agreements reached with our unions.

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

Wholesale Banking

2014 and 2015. Our wholesale banking segment recorded a 14.5% annual decrease in income before income tax, from Ch$289,752 million in 2014 to Ch$247,701 million in 2015.  This decrease in income before income tax was mainly caused by lower operating revenues, higher provisions for loan losses and an increase in operating expenses.  The main factors steering the decrease in income before income tax were:

•                  A decrease of Ch$15,553 million in operating revenues representing a 3.2% annual decline.  This trend in revenues was due to:  (i) the effect of lower inflation that —measured as UF variation— decreased from 5.65% in 2014 to 4.07% in 2015 impacting the contribution of the UF net asset position portion allocated to the segment and (ii) a high basis for comparison, since net interest income of 2014 included the effect of a commercial loan early settlement amounting to approximately Ch$9,400 million.  These factors were partly offset by:  (i) loan growth of 3.6% in average balances in part due to the acquisition of a commercial loan portfolio amounting to approximately Ch$564,000 and (ii) an in increase in fees and commissions income of approximately Ch$3,537 million (8.8% annual increase) resulting from an increase in fee-based income from custodian and trust services as well as financial advisory services.

•                  An annual increase of approximately Ch$22,162 million in provisions for loan losses, from Ch$51,348 million in 2014 to Ch$73,510 million in 2015.  This change was in part due to credit quality deterioration of specific wholesale customers increasing the allowances set for each particular case.  In addition, there was a slight annual increase in additional provisions allocated to the segment from Ch$22,499 million in 2014 to Ch$30,921 million in 2015.

For the year ended December 31, 2015, there were no material effects associated with sales of loan portfolios.

2013 and 2014.  Our wholesale banking segment recorded a 17.1% annual increase in income before income tax, from Ch$247,406 million in 2013 to Ch$289,752 million in 2014.  In spite of the moderate loan book expansion, this segment benefited from exogenous factors as well as non-recurring events that boosted operating revenues by 19.1% on an annual basis.  This performance in revenues was mainly steered by:

•                  An annual increase of 25.2% in net interest income.  This increase was primarily attributable to:  (i) a positive inflation effect associated with the UF net asset position allocated to this segment and the previously mentioned behavior of the UF (measure of inflation) over the last two years; (ii) a favorable repricing effect on the Ch$ interest bearing liabilities given the easing policy undertaken by the Central Bank, which reduced the monetary policy interest rate from 4.5% to 3.0% between 2013 and 2014; (iii) non-recurring revenues associated with the early settlement of one commercial loan amounting to approximately Ch$9,400 million; and (iv) loan growth reflected by average balances that increased 4.2% annually.

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

Treasury and Money Market

2014 and 2015. Our Treasury and Money Market segment posted income before income tax of Ch$31,131 million in 2015 representing a decrease from Ch$42,441 million recorded in 2014.  This annual decrease in income before income tax was mainly caused by lower operating revenues, which declined from Ch$47,051 million in 2014 to Ch$36,134 million in 2015.  This annual decrease was mainly related to:

•                  The negative impact of lower inflation on the accrual of UF-denominated assets held by the Treasury in our investment portfolio.  In this regard, inflation —measured as UF variation— decreased from 5.65% in 2014 to 4.07% in 2015.

•                  An annual decrease of approximately Ch$9,241 million in sales of available-for-sale securities, decreasing from Ch$18,102 million in 2014 to Ch$8,861 million in 2015. Higher sales in 2014 as compared to 2015 resulted from decreasing interest rates during 2014 and our forecast on flat interest rates for 2015.  Accordingly, we settled important part of positions taken at higher interest rates to benefit from cumulative marking-to-market proceeds.

•                  Lower gains from marking-to-market trading securities in 2015 as compared to 2014 due to a moderate increase in risk premiums towards the end of the year, as compared to an opposite trend by the end of 2014.

•                  A negative effect on operating revenues associated with the early redemption of a long-term bond by our Treasury, which led to approximately Ch$3,500 million of lower revenues.

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

Operations through Subsidiaries

2014 and 2015. Our subsidiaries recorded income before income tax of Ch$39,415 million for the year ended December 31, 2015, which was 15.8% above the Ch$34,036 million reported in 2014.  This increase in the income before income tax was prompted by an improved performance of some our subsidiaries that provide our customers with specialized financial services.  The main drivers supporting this performance were:

•                  An annual increase of approximately 23.9% or Ch$4,393 million in income before income tax of our Mutual Funds subsidiary.  This increase resulted from successful commercial actions intended to increase the customer base while providing our customers with more attractive investment opportunities.  As a result, average assets under management of the subsidiary increased by approximately 13.1% on an annual basis by totaling Ch$6,229,966 million for the year ended December 31, 2015. Also, the company was able to attract new investors by expanding the base mutual funds participants to approximately 33,450 on an annual basis.

•                  An increase of approximately 33.1% or Ch$1,427 million in income before income tax generated by our Financial Advisory subsidiary.  The increase was due to the company’s leading role in mergers and acquisitions and debt restructuring transactions executed in the local market and abroad during 2015.

•                  Similarly, our Insurance Brokerage subsidiary posted an annual increase of approximately 66.7% or Ch$1,134 million in 2015 as compared to 2014.  This increase was due to a proactive commercial strategy intended to leverage the bank’s customer base by enhancing cross-sell.  Also, the company deployed diverse efforts acquiring new customers while improving contact channels.  Accordingly, this subsidiary reached record levels of sales (written premiums) in 2015 resulting in a 19.6% annual increase in the stock of written premiums managed by the company.

•                  These positive factors were partially offset by a decline in income before income tax of our Securities Brokerage subsidiary.  This decrease was due to a bearish sentiment in the local stock market causing investors to maintain, renew and take new positions in fixed-income rather than stocks resulting in an annual decrease of approximately 69.8% in the total stock trading turnover managed by the company.  Similarly, the subsidiary obtained lower revenues from repurchase agreements and trading of fixed-income securities due to unfavorable shifts in interest rates and non-recurring revenues posted in 2014. All of these negative trends were to some extent offset, though not completely, by higher revenues from FX trading resulting from high depreciation of the Chilean peso in 2015, as well as a new online platform the company implemented to support this business.

2013 and 2014.  Our subsidiaries recorded income before income tax of Ch$34,036 for the year ended December 31, 2014, which was 3.8% above the Ch$32,802 million reported in 2013.  The main drivers supporting this performance were:

•                  An annual increase of approximately 28.2% (or Ch$4,040 million) in income before income tax generated by our Mutual Funds subsidiary.  This increase was caused by a 21.0% annual increase in assets under management, which permitted the subsidiary to achieve a market share of 22.5% as of December 31, 2014.  Also, the expansion in business volumes enabled the subsidiary to offset lower margins associated with portfolio rebalancing that increased the share of fixed-income securities.

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

Summary of Differences between Internal Reporting Policies and IFRS

We prepare our business segments’ financial information in accordance with our internal reporting policies, which differ in certain significant aspects from IFRS.  The following table sets forth net income and equity for the years ended December 31, 2013, 2014 and 2015 in accordance with our internal reporting policies and under IFRS:

	Year Ended December 31,
	2013		2014		2015
	(in millions of Ch$)
Income before income tax (Internal Reporting Policies)	Ch$	593,539	Ch$	650,608	Ch$	620,727
Reconciliation to IFRS	45,735		24,596		71,499
Income before income tax (IFRS)	639,274		675,204		692,226
Net income (Internal Reporting Policies)	513,603		591,081		558,997
Reconciliation to IFRS	36,586		4,438		50,908
Net income (IFRS)	550,189		595,519		609,905
Equity (Internal Reporting Policies)	2,284,316		2,535,156		2,740,087
Reconciliation to IFRS	394,723		375,819		435,238
Equity (IFRS)	Ch$	2,679,039	Ch$	2,910,975	Ch$	3,175,325

Some differences exist between our net income and equity as determined in accordance with our internal reporting policies, which are used for management reporting purposes, as presented in the segment information, and our net income and equity as determined under IFRS, as presented in our consolidated financial statements.

The most significant differences are as follows:

For internal reporting purposes, allowances for loan losses are calculated based on specific guidelines set by the SBIF based on an expected losses approach.  Under IFRS, IAS 39 “Financial instruments:  Recognition and Measurement,” allowances for loan losses should be adequate to cover losses in the loan portfolio at the respective balance sheet dates based on an analysis of estimated future cash flows.  According to internal reporting policies, we record additional allowances related to expected losses not yet incurred, whereas under IFRS these expected losses may not be recognized.  As a result of these accounting policy differences, our net income under IFRS was Ch$19,882 million, Ch$27,045 million and Ch$58,846 million higher than our internally reported net income in 2013, 2014 and 2015, respectively. The impact on equity was Ch$193,626 million, Ch$220,671 million and Ch$279,517 million in 2013, 2014 and 2015, respectively.

IFRS 13 established specific guideline for purposes of fair value measurement when fair value calculation is required or permitted. The application of IFRS 13 has impacted fair value measurements related to derivatives by including the Bank’s own credit risk (commonly referred as to “Debit Value Adjustment”).  Our net income under IFRS was Ch$22,647 million, Ch$14,012 million and Ch$14,975 million higher than our internally reported net income in 2013, 2014 and 2015, respectively, due to Debit Value Adjustments.  The impact on equity due to this recognition was Ch$19,089 million, Ch$33,101 million and Ch$48,076 million in 2013, 2014 and 2015, respectively.

Under internal reporting policies, our merger with Citibank Chile was accounted for under the pooling of interest method, while under IFRS, and for external financial reporting purposes, the merger of the two banks was accounted for as a business combination in which we were the acquirer as required by IFRS 3 “Business Combinations.”  Under IFRS 3, we recognized all acquired net assets at fair value as determined at the acquisition date, as well as the goodwill resulting from the purchase price consideration in excess of net assets recognized. As a result of these accounting policy differences, our net income under IFRS was Ch$1,232 million, Ch$2,286 million and Ch$2,285 million lower than our internally reported net income in 2013, 2014 and 2015, respectively.  In addition, the impact on equity was Ch$42,552 million, Ch$40,266 million and Ch$37,981 million in 2013, 2014 and 2015, respectively.

For internal reporting purposes, assets received in lieu of payments are measured at historical cost or fair value, less cost to sell, if lower, on a portfolio basis and written off if not sold after a certain period of time in accordance with specific guidelines established by the SBIF.  Under IFRS, these assets are deemed non-current assets held for sale and their accounting treatment is set by IFRS 5 “Non-Current Assets Held for Sale and Discontinued Operations.”  In accordance with IFRS 5 these assets are measured at historical cost or fair value, less cost to sell, if lower.  Accordingly, under IFRS these assets are not written off unless they were impaired. As a result of this accounting policy difference, our net income was Ch$2,185 million higher than our internally reported net income in 2013. Conversely, our net income under IFRS was Ch$13,867 million and Ch$952 million lower than our internally reported net income in 2014 and 2015, respectively.  The impact on equity was Ch$16,020 million, Ch$2,153 million and Ch$1,201 million in 2013, 2014 and 2015, respectively.

All of the aforementioned differences had an impact on deferred taxes, which resulted in net income under IFRS that was Ch$9,626 million, Ch$20,158 million and Ch$20,592 million lower than our internally reported net income in 2013, 2014 and 2015, respectively.  The impact on equity was Ch$51,731 million, Ch$71,889 million and Ch$92,481 million in 2013, 2014 and 2015, respectively.

Chilean banks are required to distribute at least 30% of their net income to shareholders unless the shareholders unanimously approve the retention of profits.  A bank may, however, be prohibited from distributing to shareholders even this 30% of its net income if such distribution would cause the bank to violate certain statutory capital requirements.  In accordance with internal reporting policies, we record a minimum dividend allowance of at least 70% of the period’s net income, as permitted by the SBIF.  During 2013, 2014 and 2015, the Bank recorded minimum dividend allowances of Ch$324,582 million, Ch$324,588 million and Ch$324,469 million, respectively.  Under IFRS, only the portion of dividends that is required to be distributed by Chilean Law must be recorded, i.e.,

30% as required by Chilean Corporations Law. This accounting difference does not lead to differences in net income. However, given this adjustment, the equity under IFRS was Ch$170,501 million, Ch$147,264 million and Ch$156,770 million higher than our internally reported equity in 2013, 2014 and 2015, respectively.

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

Mandatory metrics requested by the SBIF and other metrics developed by us utilizing internal models are prepared on a daily basis by independent units within the Management and Financial Control Division (managed by the CFO).  These reports are submitted daily to the corresponding Treasury areas, which are in charge of overseeing and managing our liquidity.  The Country Asset Liability Committee also monitors these metrics on a monthly basis.

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

	For the Year Ended December 31,
	2013		2014		2015
	(in millions of Ch$)
IFRS:
Net cash provided by (used in) operating activities	Ch$	(139,805)	Ch$	(218,774)	Ch$	(1,639,717)

2014 and 2015. Net cash used in operating activities increased by Ch$1,420,943 million on an annual basis, from a net outflow of Ch$218,774 million in 2014 to a net outflow of Ch$1,639,717 million in 2015.  The higher amount used in operating activities was mainly the result of:  (i) a net increase of Ch$1,782,747 million  in the outflow associated with loans granted to customers due to our organic loan growth and the acquisition of a portfolio of commercial loans from a local bank, (ii) a net increase of Ch$581,974 million in the outflow related to purchases of financial assets held for trading, as a result of positions taken during 2015 as compared to net settlements executed in 2014 and (iii) a net increase of Ch$145,432 million in the outflow linked to loans granted to financial institutions.  These factors were partly offset by:  (i) a net increase of Ch$840,043 million in the inflow associated with saving accounts and time deposits and (ii) a net increase of Ch$443,841 million in the inflow from current accounts and demand deposits, in line with the annual expansion of 20.1% in year-end balances.

2013 and 2014.  Net cash used in operating activities increased by Ch$78,969 million on an annual basis, from a net outflow of Ch$139,805 million in 2013 to a net outflow of Ch$218,774 million in 2014.  The higher amount used in operating activities was mainly the result of:  (i) a net decrease of Ch$1,447,159 million in the inflow from savings accounts and time deposits, given the change in interest rates that encouraged customers to opt for liquidity, and (ii) a net increase of Ch$375,710 million in the outflow associated with loans granted to financial institutions. These factors were partially offset by:  (i) a net decrease of Ch$1,257,728 million in the outflow related to loans granted to customers, in line with a lower loan book expansion in 2014 as compared to 2013, and (ii) a net increase of Ch$435,718 million in the inflow from current accounts and demand deposits, fostered by a downward trend in interest rates and a higher preference for liquidity by customers.

	For the Year Ended December 31,
	2013		2014		2015
	(in millions of Ch$)
IFRS:
Net cash provided by (used in) investing activities	Ch$	(409,239)	Ch$	38,457	Ch$	567,451

2014 and 2015. Net cash provided by investing activities increased from a net inflow of Ch$38,457 million in 2014 to a net inflow of Ch$567,461 million in 2015. This annual variance was primarily due to a net increase of approximately Ch$528,964 million in the inflow associated with net sales of available-for-sale securities, given net sales (balance decrease) of Ch$76,809 million in 2014 as compared to net sales (balance decrease) of Ch$605,773 million in 2015.  This is in line with our expectation of higher interest rates in the future.

2013 and 2014.  Net cash provided by investing activities increased from a net outflow of Ch$409,239 million in 2013 to a net inflow of Ch$38,457 million in 2014.  This net increase of Ch$447,696 million was primarily explained by an annual net decrease of Ch$464,387 million in the balance of financial assets available-for -sale, given by a net outflow (balance increase) of Ch$387,578 million in 2013 as compared to a net inflow (balance decrease) of Ch$76,809 million in 2014.  This change was mainly caused by purchases that exceeded sales of available for sale instruments in 2013, as compared to sales surpassing purchases in 2014.

	For the Year Ended December 31,
	2013		2014		2015
	(in millions of Ch$)
IFRS:
Net cash provided by financing activities	Ch$	770,865	Ch$	377,531	Ch$	1,213,817

2014 and 2015.  The net cash provided by financing activities increased from Ch$377,531 million in 2014 to Ch$1,213,817 million in 2015.  This net increase in cash provided by financing activities was primarily caused by:  (i) a net increase of Ch$606,012 million in the inflow associated with proceeds from bond issuances due to higher bond placements in 2015 as compared to 2014 to finance our growth in assets, and (ii) a net increase of Ch$320,007 million in the inflow related to borrowings from financial institutions as a means to fund our ordinary course of business.  These factors were partly offset by a net increase of Ch$143,373 in the outflow associated with redemptions from bond issuances.

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

	As of December 31, 2013						As of December 31, 2014						As of December 31, 2015
	Long-term		Short-term		Total		Long-term		Short-term		Total		Long-term		Short-term		Total
	(in millions of Ch$)
IFRS:
Borrowings from financial institutions:
Central Bank credit lines for renegotiation of loans	Ch$	10	—		Ch$	10	Ch$	9	Ch$	—	Ch$	9	Ch$	6	Ch$	—	Ch$	6
Other borrowings from the Central Bank	—		—		—		—		—		—		—		—		—
Borrowings from domestic financial institutions	—		—		—		—		—		—		—		—		—
Borrowings from foreign institutions	131,649		857,806		989,455		15,165		1,083,542		1,098,707		106,463		1,423,158		1,529,621
Debt issued:
Bonds	3,323,413		—		3,323,413		3,844,987		—		3,844,987		5,079,452		—		5,079,452
Commercial papers (short-term bonds)	—		210,049		210,049		—		378,060		378,060		—		190,762		190,762
Subordinated bonds	747,007		—		747,007		770,595		—		770,595		785,613		—		785,613
Mortgage finance bonds	86,491		—		86,491		64,314		—		64,314		46,381		—		46,381
Other financial obligations	50,314		160,612		210,926		44,844		141,729		186,573		40,945		132,136		173,081
Total other interest bearing liabilities	Ch$	4,338,884	Ch$	1,228,467	Ch$	5,567,351	Ch$	4,739,914	Ch$	1,603,331	Ch$	6,343,245	Ch$	6,058,860	Ch$	1,746,056	Ch$	7,804,916

The Bank was in material compliance with all of its debt instruments during 2013, 2014 and 2015.

Central Bank Borrowings

Central Bank borrowings include credit lines for the renegotiation of loans and other borrowings.  The Central Bank provided credit lines for the renegotiation of mortgage loans due to the need to refinance debts as a result of the economic recession and crisis of the Chilean banking system from 1982 to 1985.  These credit lines are linked to the UF index and carry real interest rates. As of December 31, 2015, the maturities of the outstanding balances were, as follows:

As of December 31, 2015
(in millions of Ch$)
IFRS:
Due within 1 year	6
Due after 1 year but within 2 years	—
Due after 2 years but within 3 years	—
Due after 3 years but within 4 years	—
Due after 4 years but within 5 years	—
Due after 5 years	—
Total long-term (Credit lines for renegotiation of loans)	6
Total short-term (Other Central Bank borrowings)	—
Total Central Bank borrowings	6

Borrowings from Domestic Financial Institutions

Borrowings from domestic financial institutions are generally used to fund our general operations.  As of December 31, 2015, we did not have any outstanding borrowings from domestic financial institutions.

Borrowings from Foreign Financial Institutions

We have short- and long-term borrowings from foreign banks.  These loans are denominated in foreign currency and are used to fund our foreign trade loans and carried an average nominal interest rate of 0.71% in the year ended December 31, 2015.  The outstanding maturities of these borrowings as of December 31, 2015 were, as follows:

As of December 31, 2015
(in millions of Ch$)
IFRS:
Due within 1 year	—
Due after 1 year but within 2 years	—
Due after 2 years but within 3 years	—
Due after 3 years but within 4 years	—
Due after 4 years but within 5 years	—
Due after 5 years	—
Total long-term	106,463
Total short-term(1)	1,423,158
Total foreign borrowings	1,529,621

(1)         Includes borrowings with maturities that were originally more than one year but which as of December 31, 2015 had remaining maturities of less than one year.

Bonds

Our bonds are linked to the UF index and carried an average real annual interest rate of 2.67% as of December 31, 2015, with interest and principal payments due semi-annually.  The bonds were intended to finance loans that had a maturity of more than one year.

The maturities of bonds as of December 31, 2015 were:

As of December 31, 2015
(in millions of Ch$)
IFRS:
Due within 1 year	766,924
Due after 1 year but within 2 years	319,227
Due after 2 years but within 3 years	471,782
Due after 3 years but within 4 years	583,975
Due after 4 years but within 5 years	424,855
Due after 5 years	2,703,451
Total bonds	5,270,214

During 2015 we issued bonds in an amount of Ch$2,470,407 million, of which Ch$1,128,183 million corresponded to commercial paper.  As of December 31, 2015 the outstanding balance of commercial paper was Ch$191,402 million.

Subordinated Bonds

Our outstanding subordinated bonds are linked to the UF index with interest and principal payments due semi-annually.  The discount on the issuance of the outstanding subordinated bonds is amortized over the life of the bond.  As of December 31, 2015, the effective real interest rate was 4.39% taking into consideration the discount on issuance.

The bonds are intended to finance loans having a maturity of more than one year.  As of December 31, 2015, the maturities of subordinated bonds, which are considered long-term, were:

As of December 31, 2015
(in millions of Ch$)
IFRS:
Due within 1 year	185,913
Due after 1 year but within 2 years	26,468
Due after 2 years but within 3 years	26,159
Due after 3 years but within 4 years	26,217
Due after 4 years but within 5 years	19,820
Due after 5 years	501,036
Total subordinated bonds	785,613

During 2015 we did not issue subordinated bonds.

Mortgage Finance Bonds

Mortgage finance bonds are used to finance the granting of mortgage loans.  The outstanding principal amounts of the bonds are amortized on a quarterly basis.  The range of maturities of these bonds is between five and thirty years.  The bonds are linked to the UF index and carried a weighted average annual interest rate of 5.00% as of December 31, 2015.

The maturities of mortgage finance bonds as of December 31, 2015 were:

As of December 31, 2015
(in millions of Ch$)
IFRS:
Due within 1 year	14,603
Due after 1 year but within 2 years	8,426
Due after 2 years but within 3 years	6,609
Due after 3 years but within 4 years	5,420
Due after 4 years but within 5 years	4,032
Due after 5 years	7,291
Total mortgage finance bonds	46,381

Other Financial Obligations

The maturities of other financial obligations as of December 31, 2013, 2014 and 2015 were as follows:

	As of December 31,
	2013		2014		2015
	(in millions of Ch$)
IFRS:
Other long-term obligations:
Obligations with Chilean Government	Ch$	50,314	Ch$	44,844	Ch$	40,945
Total other long-term obligations	50,314		44,844		40,945
Other short-term obligations	160,612		141,729		132,136
Total other obligations	Ch$	210,926	Ch$	186,573	Ch$	173,081

As of December 31, 2015, other financial obligations had the following maturities:

As of December 31, 2015
(in millions of Ch$)
IFRS:
Due within 1 year	12,717
Due after 1 year but within 2 years	11,680
Due after 2 years but within 3 years	7,556
Due after 3 years but within 4 years	6,383
Due after 4 years but within 5 years	1,545
Due after 5 years	1,064
Total long-term	40,945
Total short-term(1)	132,136
Total other obligations	173,081

(1)         Includes borrowings with maturities that were originally more than one year but which as of December 31, 2015 had remaining maturities of less than one year

Asset and Liability Management

Our asset and liability management policy is to maximize net interest income, return on assets and average equity in light of interest rate, liquidity and foreign exchange risks, within the limits of Chilean banking regulations and our internal risk management policies.  Subject to these constraints, we may from time to time take mismatched positions as to interest rates or, in certain limited circumstances, foreign currencies when justified, in our view, by market conditions and prospects, and subject to our asset and liability management policies.  Our board of directors determines our asset and liability policies.  See Note 42 to our audited consolidated financial statements as of and for the year ended December 31, 2015 appearing elsewhere in this annual report.

Funding

The following table sets forth our average daily balance of liabilities for the years ended December 31, 2013, 2014 and 2015 in each case together with the related average nominal interest rates paid thereon:

	Year Ended December 31,
	2013				2014				2015
	Average Balance		% of Total Liabilities	Average Nominal Rate	Average Balance		% of Total Liabilities	Average Nominal Rate	Average Balance		% of Total Liabilities	Average Nominal Rate
	(in millions of Ch$, except percentages)
IFRS:
Current accounts and demand deposits	Ch$	5,455,342	25.1%	—%	Ch$	6,224,055	26.2%	—%	Ch$	7,129,486	27.2%	—%
Savings accounts and time deposits	9,842,483		45.2	4.83	9,724,220		40.9	4.35	9,816,535		37.5	3.37
Borrowings from financial institutions	1,201,866		5.5	1.15	1,137,199		4.8	0.63	1,360,806		5.2	0.75
Debt issued	3,771,209		17.3	5.29	4,897,000		20.6	7.03	5,646,119		21.6	5.83
Other financial obligations	173,868		0.8	1.68	190,159		0.8	2.64	179,722		0.7	1.84
Other interest bearing liabilities	289,107		1.3	4.55	262,301		1.1	3.65	238,514		0.9	3.03
Other non-interest bearing liabilities	1,028,223		4.8	—	1,329,895		5.6	—	1,794,802		6.9	—
Total liabilities	Ch$	21,762,098	100.0%	—	Ch$	23,764,829	100.0%	—	Ch$	26,165,984	100.0%	—%

Our most important sources of funding are customer deposits, which primarily consist of peso-denominated, non-interest bearing current accounts and demand deposits and both Chilean Peso and UF-denominated interest bearing time deposits and savings accounts.  Current accounts and demand deposits represented 25.1%, 26.2% and 27.2% of our average total liabilities in 2013, 2014 and 2015, respectively.  These kinds of liabilities are our least-cost source of funding.  On the other hand, savings accounts, time deposit and debt issued represented 62.5%, 61.5% and 59.1% of our average liabilities in 2013, 2014 and 2015, respectively.

Capital Expenditures

For information on our capital expenditures, see “Item 4.  Information on the Company—History and Development of the Bank—Capital Expenditures.”

RECENT DEVELOPMENTS

On March 24, 2016, our Board of Directors accepted the resignation of our chief executive officer, Mr. Arturo Tagle Q., effective April 30, 2016. Likewise, on the same date, the Board appointed Mr. Eduardo Ebensperger O. as our chief executive officer, effective May 1, 2016.

Eduardo Ebensperger O. has been our Commercial Division Manager since December 1, 2014. Mr. Ebensperger O. joined Banco Edwards in 1989, and has held various positions with us.  For further information about Mr. Ebensperger O. see “Item 6.  Directors, Senior Management and Employees—Directors and Senior Management.”

On January 28, 2016, our Board of Directors, in compliance with the provisions for minimum dividends as mentioned in paragraph 3.2, Chapter B4 of the Accounting Rules Compendium published by the SBIF, agreed to establish a provision for minimum dividends equivalent to 60% of the distributable net income generated each fiscal year, beginning January 2016 and onwards.

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

The following trends may also have an impact on the Chilean economy and the economic growth of its trade partners, and could therefore affect our business, operating results or financial condition:

•                  The fragile recovery of the global economy.  Unforeseeable financial events, such as the current uncertainty about the financial condition of some European countries, the slowdown observed in the Chinese economy and a slower than expected recovery of the U.S. economy, affect financial markets.

•                  The impact on worldwide consumption and foreign trade caused by the elimination of monetary and fiscal stimuli in certain developed and developing economies.

•                  Competing monetary policies in some countries, such as the U.S., that cause exchange rate volatility, appreciation of the U.S.$ and cost pass-through to local prices in net importer economies like Chile.

We believe that Chile and its financial industry have demonstrated success in facing worldwide financial contingencies because of the strict fiscal policy, forward-looking and independent monetary policy, as well as strong regulation and supervision related to the financial industry.

In addition, the recent international trend of improved protection of consumers’ financial rights has become increasingly significant in Chile.  If this trend leads to changes by Chilean financial regulators, these changes could affect our future operating results.

For more information regarding potential economic or regulatory factors that could affect our result of operations or financial condition, see “Item 3.  Key Information—Risk Factors.”

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

We provide customers with off balance sheet credit support through loan commitments.  Such commitments are agreements to lend to a customer at a future date, subject to compliance with contractual terms.  Since substantial portions of these commitments are expected to expire without us having to make any loans, total commitment amounts do not necessarily represent our actual future cash requirements.  The amounts of these loan commitments were Ch$6,084,098 million as of December 31, 2014 and Ch$7,224,242 million as of December 31, 2015.  See Note 27 to our audited consolidated financial statements as of and for the year ended December 31, 2015 appearing elsewhere in this annual report.  The amounts of subscribed leasing contracts were Ch$197,454 million as of December 31, 2014 and Ch$240,120 million as of December 31, 2015.

Interest rate and cross-currency swaps, which are entered into in order to hedge our foreign investment portfolio, are recorded at their estimated fair market values.  See Note 9 to our audited consolidated financial statements as of and for the year ended December 31, 2015 appearing elsewhere in this annual report.

The credit risk of both on and off-balance sheet financial instruments varies based on many factors, including the value of collateral held and other security arrangements.  To mitigate credit risk, we generally determine the need for specific covenant, guarantee and collateral requirements on a case-by-case basis, depending on the nature of the financial instrument and the customer’s creditworthiness.  The amount and type of collateral held to reduce credit risk varies, but may include real estate, machinery, equipment, inventory and accounts receivable, as well as cash on deposit, stocks, bonds and other marketable securities that are generally held in our possession or at another appropriate custodian or depository.  This collateral is valued and inspected on a regular basis to ensure both its existence and adequacy.  Additional collateral is requested when appropriate.  For further information, see Note 27(a) to our audited consolidated financial statements as of and for the year ended December 31, 2015 appearing elsewhere in this annual report.

Financial Guarantees

The following is a summary of the nominal value of instruments that are considered financial guarantees and which are accounted for in off-balance sheet accounts:

As of December 31, 2015
(in millions of Ch$)
Performance bonds	2,058,813
Foreign office guarantees and standby letters of credit	389,727
Total	2,448,540

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

As of December 31, 2015, the expiration of guarantees per period is as follows:

	Due within 1 year	Due after 1 year but within 3 years	Due after 3 years but within 5 years	Due after 5 years	Total
	(in millions of Ch$)
Performance bonds	1,310,700	641,566	93,666	12,881	2,058,813
Foreign office guarantees and standby letters of credit	318,802	69,978	363	584	389,727
Total	1,629,502	711,544	94,029	13,465	2,448,540

As of December 31, 2015, the Bank did not have significant concentrations by country.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following tables set forth our contractual obligations and commercial commitments by time remaining to maturity.  As of December 31, 2015, the scheduled maturities of our contractual obligations, including accrued interest, were as follows:

	Due within 1 year	Due after 1 year but within 3 years	Due after 3 years but within 5 years	Due after 5 years	Total	Estimated Interest Payment
	(in millions of constant Ch$ as of December 31, 2015)
IFRS:
Contractual Obligations
Currents accounts and other demand deposits	8,327,048	—	—	—	8,327,048
Transaction in the course of payment	35,475	—	—	—	35,475
Saving accounts and time deposits	9,238,299	668,625	557	211	9,907,692
Bonds issued
Mortgage finance bonds	14,603	15,035	9,452	7,291	46,381	11,486
Bonds	388,864	791,009	1,008,830	2,703,451	4,892,154	862,394
Commercial Bonds	378,060	—	—	—	378,060	66,645
Subordinated Bonds	185,913	52,627	46,037	501,036	785,613	395,635

Hedged Instrument
Inflows
Corporate Bond MXN	(602)	(1,207)	(1,207)	(39,340)	(42,356)
Corporate Bond HKD	(12,852)	(25,658)	(79,631)	(368,924)	(487,065)
Corporate Bond PEN	(636)	(16,219)	—	—	(16,855)
Corporate Bond CHF	(275,406)	(279,477)	(217,702)	—	(772,585)
Obligation USD	(2,414)	(229,377)	—	—	(231,791)
Corporate Bond JPY	(66,630)	(1,901)	(76,302)	(29,853)	(174,686)
Outflows
Cross currency swap MXN	602	1,207	1,207	39,340	42,356
Cross currency swap HKD	12,852	25,658	79,631	368,924	487,065
Cross currency swap PEN	636	16,219	—	—	16,855
Corporate Bond CHF	275,406	279,477	217,702	—	772,585
Obligation USD	2,414	229,377	—	—	231,791
Corporate Bond JPY	66,630	1,901	76,302	29,853	174,686

Borrowings from financial institutions	1,529,627	—	—	—	1,529,627
Other obligations	144,853	19,236	7,928	1,064	173,081
Lease contracts	29,845	39,572	27,613	45,379	142,409
Services contracts	7,195	1,893	133	—	9,221
Investments sold under agreements to repurchase	184,131	—	—	—	184,131
Total	20,463,913	1,587,997	1,100,550	3,258,432	26,410,892	1,336,360

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

Our current directors are as follows:

Director	Position	Committee Memberships	Age
Pablo Granifo L.	Chairman	9	57
Andrónico Luksic C.	Vice Chairman	1	62
Jane Fraser	Vice Chairman	2	48
Jorge Awad M.	Director	3	70
Jorge Ergas H.	Director	2	47
Jean Paul Luksic F.	Director	1	51
Samuel Libnic	Director	1	50
Gonzalo Menendez D.	Director	5	67
Juan Enrique Pino V.	Director	5	55
Francisco Perez M.	Director	4	58
Jaime Estévez V.	Director	4	69
Rodrigo Manubens M.	Alternate Director	1	57
Thomas Fürst F.	Alternate Director	1	85

Pablo Granifo L. was re-elected as the chairman of our board of directors in 2014, a position which he has held since 2007. He was our chief executive officer from 2001 to 2007, chief executive officer of Banco de A. Edwards from 2000 to 2001, commercial manager at Banco Santiago from 1995 to 1999 and corporate manager at Banco Santiago from 1999 to 2000. Mr. Granifo is also chairman of the board of directors of Banchile Asesoría Financiera S.A., Socofin S.A., Banchile Securitizadora S.A., Banchile Administradora General de Fondos S.A. and a member of the executive committee of Banchile Corredores de Seguros Limitada.  He is also chairman of Viña San PedroTarapacá S.A., and a member of the board of directors of Compañía Cervecerías Unidas S.A., Cervecera CCU Chile, Empresa Nacional de Energía Enex S.A and Chilean Banks Association.  He holds a degree in business administration from the Pontificia Universidad Católica de Chile.

Andrónico Luksic C. has been a director and the vice chairman of our board of directors since 2002 and was re-elected in 2014.  Mr. Luksic is also chairman of LQ Inversiones Financieras S.A. (LQIF), Quiñenco S.A. and Compañía Cervecerías Unidas S.A., vice chairman of Compañía Sud Americana de Vapores S.A. and a member of the board of directors of Tech Pack S.A. and Sociedad de Fomento Fabril (SOFOFA).  Mr. Luksic is a member of the International Business Leaders’ Advisory Council for the Mayor of Shanghai.  He is also a member of the International Advisory Council of the Brookings Institution, the Advisory Board of the Panama Canal Authority, and the Chairman’s International Council of the Council of the Americas.  In addition, Mr. Luksic is a Trustee Emeritus at Babson College, and a member the Harvard Global Advisory Council, the Global Leadership Council at Columbia University, the International Advisory Board of the Blavatnik School of Government at Oxford University, the International Advisory Boards of both the Tsinghua University School of Economics and Management and the Fudan University School of Management and the Latin American Executive Board of the MIT Sloan School of Management.  Andrónico Luksic and Jean Paul Luksic are brothers.

Jane Fraser was appointed by our board as director and vice chairman in June 2015 and permanently appointed by the ordinary shareholders’ meeting held in March 2016. Mrs. Fraser is the chief executive officer of Citigroup Latin America responsible for all businesses in the 24 countries where Citigroup is present in this important region, including Mexico. She sits on Citigroup’s Operating Committee.  Before this role, she was chief executive officer of U.S. Consumer and Commercial Banking at CitiMortgage, responsible for Retail Banking, Commercial Banking, Small Business Banking and Wealth Management in the U.S. and CitiMortgage’s residential home mortgage lending business globally.  From 2009 to 2013, Mrs. Fraser served as chief executive officer of Citigroup’s Global Private Bank.  Previously, she was Global Head of Strategy and Mergers & Acquisitions for Citigroup from 2007 to 2009 and also led the firm’s re-engineering effort.  She joined Citigroup in 2004 to run Client Strategy for the Global Banking division.  American Banker has recognized her several times as one of the Most Powerful Women in Banking.  She is a member of the board of directors of Banamex in Mexico and the Council of the Americas.  Prior to joining Citigroup, Mrs. Fraser was a partner at McKinsey & Company where she worked in London and New York for 10 years serving clients in the financial services industry.  She started her career at Goldman Sachs in the Mergers & Acquisitions department in London and then worked for Asesores Bursátiles in Madrid, Spain. Mrs. Fraser has an M.B.A. from Harvard Business School and an M.A. in economics from Cambridge University.

Jorge Awad M. was reelected as a member of our board in 2014, a position he has held since 1996. From 1989 to 1996 he was a member of the board of directors of Banco de Santiago.  He was president of the Chilean Banks Association from 2011 to 2015. He is also president of the board of the Universidad de Talca, director of the Universidad Católica de Valparaíso TV and Prohumana Fundación. Previously, he was chairman of LAN Airlines S.A. for 18 years until September 2012. He has also been a director of Codelco, Televisión Nacional de Chile, Laboratorios Chile S.A., ICARE and other Chilean companies.  He is also a professor of management and business at the School of Economics at the Universidad de Chile, from where he has a degree in business administration.  This institution recognized him as alumnus of the year in 1998 and among the most distinguished alumni in the school’s 80-year history in November 2014. He also received the award for Management and Executive Development at the above mentioned School of Economics in 2011.  In 2015, he received a Diploma from the Pontificia Universidad Católica de Chile as an acknowledgement for his activities at the aforementioned university.

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

Jean Paul Luksic F. was appointed member of our board of directors in April 2013 and was re-elected in 2014.  Mr. Luksic is vice chairman of Quiñenco S.A. and Sociedad Matriz SAAM S.A. Mr. Luksic is also chairman of the board of directors of Antofagasta plc, a position he has held since 2004.  Mr. Luksic was appointed to the board of directors of Antofagasta plc in 1990 and was the chief executive officer of Antofagasta Minerals until his appointment as chairman of Antofagasta plc in 2004.  He is also director of the board of Antofagasta Minerals, as well as chairman of the Consejo Minero, the industry body representing the largest mining companies in Chile. Mr. Luksic holds a B.Sc. degree in Management and Science from the London School of Economics and Political Science (United Kingdom).  Jean Paul Luksic is the brother of Andrónico Luksic.

Samuel Libnic was appointed member of our board of directors in April 2015 and permanently appointed by the ordinary shareholders’ meeting held in March 2016. He has been the general counsel for Citigroup Inc.’s operations in Latin America since 2007.  In April 2010, he became a member of Citigroup Inc.’s Legal Management Committee and in January 2012 was appointed to the Office of Vice President by the board of directors of Citibank, N.A.  In September 2013 the legal department of Banamex, Citigroup Inc.’s Mexican banking subsidiary, also began reporting to Mr. Libnic.  Mr. Libnic’s current responsibilities include overseeing legal coverage for all products and businesses throughout Latin America and Mexico.  Prior to becoming general counsel for the Latin America region, Mr. Libnic held a number of positions since joining the company in 1996 as general counsel of the Global Corporate and Investment Bank for Citibank Mexico, Grupo Financiero Citibank.  In 2001, he was named deputy general counsel for Latin America, a position he held until he assumed his current role.  From November 2010 until June 2013, Mr. Libnic also acted as head of the Legal Department for Citi Brazil (in additional to his regional role). Before joining Citigroup Inc., Mr. Libnic worked at Shearman & Sterling LLP in New York and with Basham, Ringe and Correa in Mexico.  He holds a law degree with honors from the Anahuac University in Mexico, as well as an LLM from Georgetown Law School, and is licensed to practice law in both Mexico and New York, and is certified as authorized in-house counsel in Florida.

Gonzalo Menéndez D. has been a member of our board of directors since 2001 and was re-elected in 2014.  He is also the chairman of Inversiones Vita S.A., and a member of the board of directors of several other companies, including Banchile Asesoría Financiera S.A., Banchile Seguros de Vida S.A., Socofin S.A., Inversiones Vita Bis S.A., Quiñenco S.A., Compañía Sudamericana de Vapores S.A., Antofagasta plc, Mining Group Antofagasta Minerals S.A., Andsberg Investment Ltd., Andsberg Limited, Inmobiliaria e Inversiones Río Claro S.A., and Empresa Nacional de Energía ENEX S.A.  He is also vice chairman of Fundación Andrónico Luksic A. and Fundación Educacional Luksic.  Previously, Mr. Menéndez served as chief executive officer of the Antofagasta Railway to Bolivia, Banco O’Higgins and Empresas Lucchetti.  Since 1990, he has been a director and is now the chairman of the board of directors of Banco Latinoamericano de Comercio Exterior S.A., Bladex.  Mr. Menéndez was a member of the board of directors and the executive committee at Banco Santiago and a member of the board of directors at Banco de A. Edwards.  He was a professor of finance, economics and business policy at Universidad de Chile.  He holds a degree in business administration and accounting from Universidad de Chile.

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

Francisco Pérez M. has been a member of our board of directors since 2001 and was re-elected in 2014.  Since 1998, Mr. Perez has also served as the chief executive officer of Quiñenco S.A.  Mr. Pérez is also chairman of the board of directors of Compañía Sud Americana de Vapores S.A., Empresa Nacional de Energía Enex S.A. and  Invexans S.A.  Mr. Perez is vice chairman of Tech Pack S.A.  He was formerly the chief executive officer of Compañía Cervecerías Unidas S.A., of which he is still a director.  Mr. Perez is a member of the executive committee of Banchile Corredores de Seguros Limitada, LQ Inversiones Financieras S.A., Embotelladoras Chilenas Unidas S.A., Cía.  Cervecerías Unidas Argentina S.A., Cía.  Pisquera de Chile S.A., Cervecera CCU Chile Ltda., Viña San Pedro Tarapacá S.A., Inversiones y Rentas S.A., Nexans, Sociedad Matriz SAAM S.A., Sudamericana, Agencias Aéreas y Marítimas S.A., and director of Hapag-Lloyd.  Prior to 1991, Mr. Perez was chief executive officer of Citicorp Chile and also was vice president of Bankers Trust in Chile.  Mr. Perez holds a degree in business administration from the Pontificia Universidad Católica de Chile and a master’s degree in business administration from the University of Chicago.

Jaime Estévez V. has been a member of our board of directors since 2007 and was re-elected in 2014, and is currently a member of the board of directors of Cruzados SADP.  Previously, Mr. Estévez was chairman of the board of directors of Banco Estado, a Chilean government-owned bank.  Additionally, he has served as a director of AFP Provida and AFP Protección, two Chilean private investment pension funds, and as director of Endesa Chile S.A. Mr. Estévez was Minister of Public Works from January 2005 to March 2006, and simultaneously, Minister of Transportation and Telecommunications.  He was also a congressman from March 1990 to March 1998 and president of the Lower Chamber of the Chilean congress from March 1995 to November 1996.  Mr. Estévez holds a degree in economics from the Universidad de Chile.

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

Thomas G. Fürst has been a member of our board of directors since 2004 and was re-elected in 2014.  Previously, Mr. Fürst was the vice chairman of the board of directors of Compañía Cervecerías Unidas S.A. and a member of the board of  directors of several other companies, including Embotelladoras Chilenas Unidas S.A., Viña Dassault-San Pedro S.A, Southern Breweries Establishment, CCU Argentina S.A. and Compañía Industrial Cerveceria S.A. (CICSA).  Mr. Fürst was a founder and member of the board of directors of Parque Arauco.  In addition, he is a partner and member of the Board of Directors of Plaza S.A. and Nuevos Desarrollos S.A., owners of fifteen  shopping centers and three shopping centers under construction in Chile, five shopping centers in Perú and one shopping center and three shopping centers under construction in Colombia.  At present, Grupo Plaza is considered the second most prominent chain of malls in South America.  Mr. Fürst holds a degree in civil construction from the Pontificia Universidad Católica de Chile.

Senior Management

Our current executive officers are as follows:

Executive Officers	Position	Age
Arturo Tagle Quiroz	Chief Executive Officer	56
Rolando Arias	Chief Financial Officer (Management and Financial Control Division)	51
Nelson Rojas P.	General Legal Counsel	62
Mauricio Baeza L.	Chief Risk Officer	53
Cristián Lagos C.	Manager— People and Organization Division	50
Ignacio Vera A.	Manager— Operations and Technology Division	58
Eduardo Ebensperger O.	Manager—Commercial Division	50
Juan Cooper A.	Manager—Consumer Finance Division	55
Felipe Echaiz B.	Manager—Global Compliance Division	48
José Miguel Quintana M.	Manager—Corporate and Investment Banking Division	54
Oscar Mehech C.	Manager—Risk Control Division	51
Armando Ariño J.	Manager—Normatives and Procedures Division	50

Arturo Tagle Q. was appointed our chief executive officer in April 2010.  From November 2009 to April 2010, he was the managing director of our Institutional and Investors Relations Division, and from 2008 to November 2009 he was the managing director of our Strategic Development Division.  From 2002 to 2007, Mr. Tagle was our chief financial officer and from 1998 to 2001 he was head of our Internal Audit and Control Division.  He is also a member of the board of directors of Banchile Asesoría Financiera S.A., Socofin S.A., Banchile Securitizadora S.A., and Banchile Administradora General de Fondos S.A., and a member of the executive committee of Banchile Corredores de Seguros Limitada.  Mr. Tagle joined us in 1995.  From 1990 to 1994, he was general manager of the Chilean Banks Association, and from 1984 to 1989 he was director of Research at the Superintendency of Banks and Financial Institutions.  Mr. Tagle is also the chief executive officer of Sociedad Matriz del Banco de Chile S.A. and SAOS since 1996.  He holds a degree in Business Administration from the Pontificia Universidad Católica de Chile and a master’s degree in Business Administration from the University of Chicago.

On March 24, 2016, our Board of Directors accepted the resignation of Mr. Tagle, effective April 30, 2016.  See “Item 5.  Operating and Financial Review and Prospects—Recent Developments.”

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

Nelson Rojas P. has been our general counsel and secretary of our board of directors since 2004.  In 2002, he joined us as deputy general counsel.  Mr. Rojas joined Banco de A. Edwards in 1987 and was the general counsel and secretary of the board of directors of Banco de A. Edwards from 1997 to 2002.  He is also president of the legal affairs committee of the Chilean Banks Association.  Mr. Rojas holds a degree in law from the Universidad de Chile.

Mauricio Baeza L. has been our chief risk officer since 2011. Prior to this position Mr. Baeza served at the Credit Risk Division and was its manager since 2005. Mr. Baeza joined us in 1997 and was manager of the risk division of Banco de A. Edwards during 2001. Previously, he was risk manager at Banco Santiago from 1993 to 1997.  Mr. Baeza is a member of the board of directors of Socofin S.A.  He is also a member and secretary of our director’s loan committee, and participates in the Finance, International and Market Risk Committee, Portfolio Risk Committee and the Operational Risk Committee. Currently he is chairman of the Risk Committee of the Chilean Banks Association.  Mr. Baeza is also a member of the Investment committee of Banchile Fondo Inmobiliario and he is a director of the Foundation Villa Padre Hurtado a charity organization.  Mr. Baeza holds a degree in civil engineering from the Pontificia Universidad Católica de Chile.

Cristián Lagos C. joined us as manager of our People and Organization Division in May 2012.  From 2008 to March 2012 he was the Corporate Human Resources and Reputational Manager of Compañía General de Electricidad S.A.  Before that, he was the manager of the Planification and Human Resources Division of Banco Sudaméricano, and, later, at Scotiabank, following the merger of these banks. Additionally, he was the Human Resources manager of Chilesat S.A. and corporate manager of Telmex S.A after the merger of Chilesat S.A. with said company.  Mr. Lagos is a psychologist of the Universidad Diego Portales.

Ignacio Vera A. was appointed head of our Operations and Technology Division in February 2014.  Previously, Mr. Vera was from 2009 to 2013 the head of Internet, Mobile and Offshore Technology Centers for Barclays Bank.  Mr. Vera was chief executive officer of Global Technology Centers at HSBC in India Pune from 2004 to 2007 and from 2007 to 2009 he was the chief technology service officer of HSBC Mexico.  Prior to these positions he worked for HSBC in the Canada Development Centre and was in charge of the corporate and trade Internet solution (HSBCnet).  Mr. Vera was also IT Manager of HSBC Group in Argentina and from 1982 to 1991 he worked at the Stock Exchange Argentina Bank where he held various IT positions.  Mr. Vera has a Bachelor in Computer Science degree from the University of Buenos Aires.

Eduardo Ebensperger O. has been our Commercial Division manager since December 1, 2014. He was manager of the Wholesale Division, including Large Companies and Real Estate, for 6 years prior to his current position.  From 2005 to 2007 he was manager of Large Companies and between 2002 and 2005 he was general manager of the subsidiary Banchile Factoring S.A.  Mr. Ebensperger joined Banco Edwards in 1989.  He was appointed as regional branch manager in 1997 and later was appointed as the division manager of Medium Size Companies.  He is currently chairman of the Board of Artikos S.A, a member of the boards of Banchile Asesoría Financiera S.A., Banchile Securitizadora S.A., Banchile Administradora General de Fondos S.A., and a member of the executive committee of Banchile Corredores de Seguros Limitada.  He also participates in our following committees:  Banchile Leasing, Factoring, and Operational Risk Management.  Mr. Ebensperger holds a degree in Business and Economic Science from the Universidad de Chile.

As a result of Mr. Tagle’s resignation, on March 24, 2016, our Board of Directors appointed Mr. Ebensperger as the new chief executive officer of Banco de Chile, effective May 1, 2016. See “Item 5.  Operating and Financial Review and Prospects—Recent Developments.”

Juan Cooper A. has been the manager of our Consumer Finance Division Banco CrediChile since 2003.  He was the chief executive officer of  Santander Compañía de Seguros de Vida S.A. from 2001 to 2002 and the manager of Santiago Express, the consumer division of Banco Santiago, from 1997 to 2000.  He is also currently a member of the board of directors of Transbank , Socofin S.A., and a member of the executive committee of Banchile Corredores Seguros Limitada.  Mr. Cooper has a degree in business administration from the Universidad de Chile and a master’s degree in business administration from Pontificia Universidad Católica de Chile.

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

José Miguel Quintana M. was appointed manager of our Corporate and Investment Division on March 2016. Prior to serving in this position, between April 2015 and March 2016, he was our deputy manager for Corporate and Commercial Banking. From 2008 until 2013, he was in charge of the Multinationals Area of our Corporate Banking Division. Mr. Quintana joined Citibank Chile in 1985, serving in several positions across different areas, among others, Operations, Corporate Banking, Sales and Trading, Audit and Risk Management, in Chile and in the United States.  In 2013, he was appointed Citibank´s Latin America head of Commercial Banking based in Miami, where he served until 2015. Mr. Quintana is a member of the board of directors of Banchile Securitizadora S.A. He holds a degree in Business Administration from the Universidad Adolfo Ibáñez.

Oscar Mehech C. was appointed head of our Risk Control Division in July 2008 after holding various positions with us, which include being head of our Regulatory Policies Division, head of our Global Compliance Division and deputy general counsel.  Prior to joining us in 2002, he was deputy general counsel at Banco de A. Edwards.  Mr. Mehech is the chairman of the internal audit committee of the Chilean Banks Association and the vice chairman of the surveillance committee of Depósito Central de Valores S.A.  He holds a law degree from Universidad de Chile and a master’s degree in business administration from the Pontificia Universidad Católica de Chile.

Armando Ariño J. joined Banco de Chile in March 2015 as manager of our Division of Procedures and Rules.  Mr. Ariño was the manager of IT Division in Corpbanca since November 2000, and from 2005 to 2011 was responsible for all Corpbanca’s Backoffice Services.  He was the leader executive for design of Operational Model and IT transformation plan execution and in 2009 he was vice president of the Operational Committee of the Chilean Banks Association.  From 2011 to 2014 he was a member of the Strategic Project Office responsible for the acquisition and merger of Santander Colombia and Helm Bank.  Mr. Ariño holds a degree in Systems Engineering from the Universidad INCCA de Colombia.

COMPENSATION

The table below presents the amount of compensation, as established by our shareholders, to the members of our board of directors for the year ended December 31, 2015.  These amounts include remuneration for services, fees for attendance at meetings of our board of directors, meetings of committees of our board of directors and meetings of board of directors of our subsidiaries, consulting services and travel expenses.

Name of Director	Remuneration(2)	Fees for Attending Meetings of our Board of Directors	Fees for Attending Meetings of Committees of our Board of Directors and Meetings of the Board of Directors of our Subsidiaries(1)	Consulting	Total
	(in millions of Ch$)
Pablo Granifo Lavín	397	50	363	—	810
Andrónico Luksic Craig	162	12	—	—	174
Jane Fraser	—	—	—	—	—
Jorge Awad Mehech	54	25	102	—	181
Gonzalo Menéndez Duque	54	21	114	27	216
Jaime Estévez Valencia	54	26	128	—	208
Rodrigo Manubens Moltedo	54	26	56	—	136
Jorge Ergas Heymann	54	18	47	—	119
Francisco Pérez Mackenna	54	21	70	—	145
Thomas Fürst Freiwirth	54	20	41	—	115
Jean-Paul Luksic Fontbona	54	11	—	—	65
Juan Enrique Pino Visinteiner	—	—	—	—	—
Samuel Libnic	—	—	—	—	—
Other subsidiary directors	—	—	153	—	153
Total	991	230	1,074	27	2,322

(1)         Includes fees paid to members of the Advisory Committee of Banchile Corredores de Seguros Ltda. of Ch$17 million.

(2)         Remuneration for Mr. Pablo Granifo includes an incentive payment of Ch$235 million for achieving the Bank’s forecasted earnings.

For the year ended December 31, 2015 fees paid for advisory services to the Board of Directors were Ch$271 million, while travel and other related expenses amounted to Ch$130 million.

Consistent with Chilean law, we do not disclose to our shareholders, or otherwise make public, information regarding the compensation of our executive officers.  For the year ended December 31, 2015, the aggregate amount of compensation paid to our executive officers, including the executive officers of our subsidiaries, was Ch$7,519 million.  Pursuant to the Chilean Corporations Law, our directors/audit committee must approve compensation plans, but we are not required to have a compensation committee.  For the year ended December 31, 2015, no amounts were set aside or accrued by us to provide pension, retirement or similar benefits for our directors and officers.  None of our directors is a party to any agreement with us or any of our subsidiaries that provides for benefits upon termination of his appointment as a director.

BOARD PRACTICES

Governance Practices

The board of directors delegates certain functions and activities to our committees to research, evaluate and report to the board of directors regarding specific matters which may affect our businesses.

The Directors/Audit Committee

Prior to March 24, 2005, our directors committee and audit committee were separate committees performing independent functions for the board of directors.  On March 24, 2005, the board of directors approved the merger of our directors committee with our audit committee, forming the directors/audit committee.  The directors/audit committee’s primary objectives are to seek the efficiency, maintenance, application and functioning of our internal control systems and compliance with applicable rules and procedures governing our business; to identify our business risks; to supervise the activities of Internal Audit, ensuring their independence from management; to serve as an mediator and coordinator of tasks between the internal audit work and our independent auditors; to act as a communication channel between our internal audit team, our independent auditors and our board of directors; and to perform the duties established by article 50 bis of the Chilean Law of Corporations (Ley 18,046 sobre Sociedades Anónimas).

Our directors/audit committee is composed of three members appointed by the board of directors.  The directors/audit committee is currently composed of the following individuals:

•                  Jaime Estevez V. (chairman and financial expert);

•                  Jorge Awad M. ; and

•                  Juan Enrique Pino V.

Mr. Estevez and Mr. Awad were appointed as members of the directors/audit committee by our board of directors at the meeting held on April 12, 2007.  Mr. Pino was appointed to the directors/audit committee by our board of directors at the meeting held on August 25, 2013.

Messrs. Estevez and Awad satisfy the independence requirements of both Chilean law and Rule 10A-3 under the Exchange Act and are full voting members of our directors/audit committee.

Mr. Juan Enrique Pino is exempt from the independence requirements of Rule 10A-3 of the Exchange Act pursuant to the exemption under Rule 10A-3(b)(1)(iv)(D).  Pursuant to that exemption, Mr. Pino is a non-voting member of our directors/audit committee with respect to all matters required to be addressed by our directors/audit committee under U.S. federal securities laws.

The directors/audit committee met 18 times during 2015.  The budget of the directors/audit committee is approved annually at the ordinary annual shareholders’ meeting.  The directors/audit committee satisfies the applicable requirements of the SBIF and operates pursuant to a charter document.  The SBIF recommends that at least one of the members of the directors/audit committee be experienced with respect to the accounting procedures and financial aspects of banking operations.  The directors/audit committee submits a report regarding its activities to our board of directors after each directors/audit committee meeting and presents an annual report at our ordinary annual shareholder’s meeting.  As established in the directors/audit committee’s charter, the chief executive officer, the general counsel and the manager of our Risk Control Division, or their respective deputies, shall also attend the directors/audit committee meetings.  The directors/audit committee may also invite other persons to attend meetings.

The directors/audit committee may appoint independent personnel to carry out specific duties.

•                  The directors/audit committee’s specific objectives include:

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

•                  Analyzing the 2015 annual performance self-evaluation process;

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

The portfolio risk committee meets on a monthly basis and is composed of the chairman of our board of directors, our chief executive officer, two additional members of our board of directors, the chief risk officer, and the deputy manager of Intelligence and Information Risk Area.

Credit Committees

Our governance structure relating to the evaluation process of commercial loans is based on the segments and risks involved.  Each credit decision should be made with the participation of committee members with sufficient authority over a particular type of loan.

A member of the Corporate Risk Division is required to approve most credit decisions exceeding UF 6,000.  Such decisions are made by different loan committees, the highest of which, in terms of hierarchy, is the board loan committee.  The Corporate Risk Division participates independently and autonomously in each committee from our business areas.

The board loan committee meets on a weekly basis and reviews all transactions exceeding UF 750,000.  In addition, our board loan committee must review and approve certain transactions set forth in our Politically Exposed Persons (PEPs) Policy. The board loan committee is composed by all the members and advisors of our board of directors, our chief executive officer and the chief risk officer.

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

This committee includes the chairman of our board of directors, two members of our board of directors, our chief executive officer, and the chief executive officer of Banchile Administradora General de Fondos S.A.  The manager of our Risk Control Division, the manager of our Global Compliance Division, our general counsel, the manager of our Operations and Technology Division, and the manager of our asset laundering prevention area may also attend and participate in the meetings as non-voting members.

The asset laundering and financing of terrorism prevention committee meets quarterly and has the following functions:

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

•                  To appoint persons to perform specific functions in accordance with current regulations on the prevention of asset laundering and terrorism financing. This includes special guidelines related to monitoring and controlling transactions associated with PEPs, such as recording and updating information while granting special approval;

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

This committee is composed of three members of our board of directors, our chief executive officer, the chief risk officer, the manager of our Operations and Technology Division, and the manager of our Operational Risk Area.

Leasing Committee

The main function of the Leasing Committee is to review the monthly evolution and results of our Leasing Area by means of a report that consolidates the management of the business divisions of the Bank.

This committee includes the chairman of our board of directors, one member of our board of directors, our chief executive officer, the manager of our Commercial Division, the manager of branches of our Commercial Division, the manager of the Wholesale and Leasing Area and the manager of the Leasing Area.

Factoring Committee

The Factoring Committee was set up in 2013, after the merger of Banchile Factoring S.A. with us.  Its purpose is to analyze the evolution and results of our Factoring Area in terms of volume, prices, margins, provisions and expenses and analyze the factoring product for each business area of the Bank.

This committee is chaired by the chairman of our board of directors, one member of our board of directors, our chief executive officer, the manager of our Commercial Division and the manager of the Large Companies and Factoring.

Consumer Finance Division Committee

The main purpose of the Consumer Finance Division Committee is to analyze on a monthly basis the evolution and results of our Consumer Finance Division, its growth, and its strategies to gain new customer segments and maximize the results of the division.

This committee includes the chairman of our board of directors, two members of our board of directors, our chief executive officer, the manager of our Commercial Division and the manager of our Consumer Finance Division.

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

Committees composed of Banco de Chile’s senior management

The main committees composed of Banco de Chile’s senior management executives are:

Disclosure Committee

In May 2003, we established the disclosure committee to ensure accurate market disclosure of our and our subsidiaries’ consolidated financial information.  The members of the disclosure committee include our chief financial officer, our chief accountant, our chief legal counsel for international, financial and investment banking matters, the manager of our Research and Planning Area, and the manager of our Risk Architecture Area.  The manager of our Risk Control Division may participate in the Committee as well.

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

This committee is chaired by our chief executive officer and includes the chief risk officer, our chief financial officer, the manager of our Operations and Technology Division, and the manager of our Operational Risk Area.  The manager of our Risk Control Division, our general counsel, the manager of Clients Area of the Commercial Division, and the head of the Security and Risk Prevention Area may participate in this committee as well.

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

Policies and Procedures

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

•                  Expense Management Policy;

•                  Accounting Policies and Procedures;

•                  New Products and Services Policy;

•                  Tax Standards for Tax Sensitive Transactions;

•                  Tax Policy and Procedures;

•                  Fiduciary Policy;

•                  Mergers and Acquisitions Policy;

•                  Records Management;

•                  Electronic Transportable Media;

•                  Volcker Rule;

•                  Market Risk; and

•                  Liquidity Risk.

In addition to the policies mentioned above, our board of directors has approved, among others, the following policies:

•                  Crime Prevention Model Policy;

•                  FATCA Policy;

•                  Fair Value Policy;

•                  Capital Management Policy ;

•                  Compliance Program for Antitrust Regulation;

•                  Manual for Handling Information of Interest to the Market; and

•                  PEPs Policy.

EMPLOYEES

The following table shows a breakdown of our full-time, permanent employees at the dates indicated:

	As of December 31,
	2013	2014	2015
Banco de Chile	11,023	11,190	11,323
Subsidiaries	3,700	3,613	3,650
Total	14,723	14,803	14,973

As of December 31, 2015, we had 14,973 employees (on a consolidated basis).  8,388 of our employees (including Banco de Chile and subsidiaries) were unionized, which represented 56.0% of the total employees of the Bank and its subsidiaries.  As of the same date, all management positions were held by non-unionized employees.

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

We have comprehensive personnel training and development programs that include internal courses on operational, technical and commercial matters, as well as participation in external seminars and conferences.  In 2014, the total cost of training programs was approximately 0.7 % of our consolidated personnel expenses.  These expenses were associated with 680 training courses that were attended by 15,836 employees.  In addition, for the year ended December 31, 2014 the Bank granted 148 scholarships to staff members for specialization purposes.

We do not maintain any pension or retirement programs for the vast majority of our employees.  We do, however, pay certain long-serving key employees a severance payment upon retirement.  Although we have provided productivity bonuses to individual employees on a discretionary basis, we do not maintain a formal profit-sharing plan.

SHARE OWNERSHIP

Mr. Andronico Luksic and Mr. Jean Paul Luksic, members of our board of directors since March 2002 and April 2013, respectively, together with members of their family, control Quiñenco S.A. (“Quiñenco”). As of April 15, 2016, Quiñenco directly and indirectly owns 50% of LQ Inversiones Financieras S.A. (“LQIF”), which in turns owns directly 26.02% of our outstanding shares and 0.22% through Inversiones LQ-SM Ltda. (“LQ-SM”).  Quiñenco also directly holds 0.11% of our total common stock.  Additionally, Quiñenco holds 51.11% of the voting rights in Banco de Chile (directly and indirectly through shares of Sociedad Matriz del Banco de Chile S.A. (“SM-Chile”) that are owned by LQIF and LQ-SM.  See Item 7. Major Shareholders and Related Party Transactions—Major Shareholders—footnote (3)).

LQIF and LQ-SM are investment vehicles incorporated under Chilean law through which Quiñenco and Citigroup hold their ownership interests in Banco de Chile.  As part of the strategic partnership between Citigroup and Quiñenco, they entered into a framework agreement which was included in our 6-K filed on July 20, 2007.  Pursuant to this agreement and following the merger of Citibank Chile into Banco de Chile, Quiñenco and Citigroup became the shareholders of LQIF, the parent corporation of SM-Chile and Banco de Chile, among other companies.  LQ-SM is an investment vehicle whose major shareholder LQIF owns 99.99% of its shares.

As of April 15, 2016, Citigroup is the owner of 50% of LQIF and Quiñenco, directly and indirectly, owns 50% of LQIF.  Regardless of any increase in participation by Citigroup, however, the framework agreement provides that Quiñenco will remain in control of LQIF and the corporations that are directly or indirectly controlled by LQIF.  Accordingly, Quiñenco will maintain the power to elect the majority of the directors of LQIF, SM-Chile and Banco de Chile.

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

Item 7                                          Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

Ownership Structure

As described in “Item 4.  Information on the Company—History and Development of the Bank—History—The 1982—1983 Economic Crisis and the Central Bank Subordinated Debt,” the Chilean banking system, including us, experienced significant instability during that time that required the Central Bank and the Chilean Government to provide financial assistance to most Chilean private sector banks which resulted, pursuant to Law No. 18,818 enacted in 1989, in the repurchase by us of our portfolio of non-performing loans from the Central Bank and the assumption of the Central Bank’s subordinated debt relating to our non-performing loans.

In November 1996, pursuant to Law No. 19,396, our shareholders approved a reorganization by which we were converted into a holding company named SM-CHILE.  In turn, SM-CHILE organized a new wholly owned banking subsidiary named Banco de Chile, to which it contributed all of its assets and liabilities other than the Central Bank subordinated debt.  In addition, SM-CHILE incorporated SAOS S.A. (“SAOS”), a special purpose legal vehicle created by Law No. 19,396, whose only business purpose is to repay the Central Bank indebtedness.  In exchange for assuming the Central Bank indebtedness, SAOS received from SM-CHILE a certain portion of our shares pledged as collateral in favor of the Central Bank of Chile to secure payment to the Central Bank.  Pursuant to applicable laws and the bylaws of both SAOS and SM-CHILE, the economic rights of our shares held by SAOS belong to the Chilean Central Bank; however, their voting rights are exercised by the shareholders of SM-CHILE at Banco de Chile’s shareholders’ meetings.

Currently, our major shareholder LQIF holds 51.11% (together with LQ-SM, as further explained below) of the voting rights of our shares.  LQIF and Inversiones LQ-SM Ltda. are vehicles incorporated under Chilean law through which Quiñenco S.A. and Citigroup hold their ownership interests in Banco de Chile.  Additionally, Quiñenco S.A. has a direct participation of 0.11% in our total common stock.  The voting rights of LQIF and LQ-SM is the result of the right of LQIF and LQ-SM, pursuant to applicable law and bylaws, to vote (i) our shares owned by LQIF and LQ-SM; (ii) our shares owned by SM-CHILE, based on the ownership percentage of LQIF and LQ-SM in SM-CHILE; and, (iii) our shares owned by SAOS, as a shareholder of SM-CHILE, based on the ownership percentage of LQIF and LQ-SM in SM-CHILE, at our shareholders’ meetings.  According to the bylaws of SM-CHILE, the voting rights of SM-CHILE, shares (Series A, B and D) which in turn possess voting rights over Banco de Chile shares, are exercised in accordance with the following rule:  each share of SM-CHILE, exercises the voting rights of one of our shares plus 2.38337827 of our shares owned by SAOS.  The latter factor is the result of dividing the number of our shares owned by SAOS (28,593,701,789) by the number of total outstanding shares of SM-CHILE, Series A, B and D (11,997,131,195).  Consequently, each SM-CHILE share (Series A, B and D) with voting rights over our shares may vote 3.38337827 shares of Banco de Chile.  SM-CHILE’s Series E exercises voting rights of Banco de Chile shares in a one-to-one ratio.

Major Shareholders

The following table sets forth certain information regarding the ownership of outstanding shares as of April 15, 2016 for the following:

•                  each person or entity who is known by us to own beneficially more than 5% of our outstanding shares capital or voting rights; and SAOS, LQIF and SM-Chile.

•                  our directors and members of our executive management group, as a group.

Ownership in Banco de Chile(1)

(As of April 15, 2016)

Name	Amount Owned	Percentage
SAOS(2)	28,593,701,789	29.75%
SM-CHILE	12,138,555,766	12.63%
LQIF and LQ-SM(3)	25,214,836,709	26.23%
Directors and executive officers as a group(4)	3,350,753,431	3.49%

Voting Rights in Banco de Chile

(As of April 15, 2016)

Name	Amount Owed	Percentage
LQIF and LQ-SM	49,132,778,252	51.11%
Directors and executive officers as a group(5)	3,625,688,099	3.77%

(1)         Percentages are based on 96,129,146,433 shares outstanding as of April 15, 2016.  Each share has one vote and all shares have identical voting rights.  We have no shares outstanding with special voting rights.

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

(3)         LQIF and LQ-SM hold 47.13% and 11.11%, respectively, of SM-Chile’s total shares.  The total percentage ownership of LQIF and LQ-SM in SM-CHILE was calculated by adding the total number of shares of LQIF and LQ-SM, as shareholders of record, divided by the total number of shares issued by SM-Chile.  LQIF and LQ-SM do not beneficially own all of our shares owned by SM-CHILE because SM-CHILE has, as of April 15, 2016, a total of 16,787 shareholders.  LQ-SM is an investment vehicle whose major shareholder LQIF owns 99.99% of its shares.  As of its incorporation date (August 26, 2002), we were informed that LQ-SM’s total capital was CLP$73,175,029,140.  In connection with the framework agreement executed between Citigroup, Inc. and Quiñenco S.A. in July 2007 and following the merger of Citibank Chile into Banco de Chile, Citigroup became a shareholder of LQIF.  As of April 15, 2016, Citigroup is the owner of 50% of LQIF, and Quiñenco directly and indirectly owns 50% of LQIF.  Regardless of any increase in participation by Citigroup, however, the agreement provides that Quiñenco will remain in control of LQIF and the corporations that are directly or indirectly controlled by LQIF.  Accordingly, Quiñenco will maintain the right to elect the majority of the directors of LQIF, SM-CHILE and Banco de Chile.  As of December 31, 2015, members of the Luksic family or their affiliates beneficially owned 81.4% of the common shares of Quiñenco S.A. Mr. Andrónico Luksic and Mr. Jean Paul Luksic are members of our board of directors.

(4)         Percentage reflects direct and indirect share ownership, excluding the share ownership of Mr. Andronico Luksic and Mr. Jean Paul Luksic, members of our board of directors, whose direct and indirect ownership is reflected and discussed under the share ownership of LQIF and LQ-SM above.

(5)         Percentage reflects direct and indirect share ownership, excluding the share ownership of Mr. Andronico Luksic and Mr. Jean Paul Luksic, members of our board of directors, whose direct and indirect ownership is reflected and discussed under the share ownership of LQIF and LQ-SM above.

The following charts provide additional information on the voting rights held by LQIF and LQ-SM as of April 15, 2016:

Voting rights of LQIF in Banco de Chile

Ownership	Shares owned by LQIF	Voting Ratio	LQIF Voting Shares as a result of the application of Voting Ratio in BCH	Voting Rights of LQIF (as %) in BCH
Direct ownership in BCH	25,008,633,509	1.00000000	25,008,633,509	26.02
Shares SM-A	—	3.38337827	—	—
Shares SM-B	5,497,274,771	3.38337827	18,599,360,004	19.34
Shares SM-D	223,364,308	3.38337827	755,725,945	0.79
Shares SM-E	—	1.00000000	—	—
Total LQ-SM in BCH	30,729,272,588		44,363,719,458	46.15%

Voting rights of LQ-SM in Banco de Chile

Ownership	Shares owned by LQ-SM	Voting Ratio as set in SM-CHILE By laws	LQ-SM Voting Shares as a result of the application of Voting Ratio in BCH	Voting Rights of LQ-SM (as % ) in BCH
Direct ownership in BCH	206,203,200	1.00000000	206,203,200	0.21
Shares SM-A	377,528,973	3.38337827	1,277,323,323	1.33
Shares SM-B	971,080,384	3.38337827	3,285,532,269	3.42
Shares SM-D	—	3.38337827	—	—
Shares SM-E	—	1.00000000	—	—
Total LQ-SM in BCH	1,554,812,557		4,769,058,792	4.96%

RELATED PARTY TRANSACTIONS

In the ordinary course of our business, we engage in a variety of transactions with certain of our affiliates and related parties.  Financial information concerning these transactions is set forth in Note 38 to our audited consolidated financial statements as of and for the year ended December 31, 2015, appearing elsewhere in this annual report.  In accordance with the Chilean Corporations Law, related party transactions in publicly held corporations and its affiliates are defined as every negotiation, act, contract or operation in which the corporation deals with any of the following persons:  (i) one or more persons related to the corporation, in accordance with the Chilean Securities Law No. 18,045; (ii) a director, manager, administrator, main executive or liquidator of the corporation, acting on its own behalf or on behalf of third parties, or their respective husband or wife or any other person to which such director, manager, administrator, main executive or liquidator, or their husband or wife has a second degree relationship with (either by consanguinity or affinity); (iii) companies or corporations in which the persons mentioned in the previous item are owners, directly or through other juridical or natural persons, of 10% or more of its capital, directors, managers, administrators or main executives; (iv) those established in the bylaws of the corporation or those reasonably agreed by the board of directors; or (v) persons who acted as a director, manager, administrator, main executive or liquidator of the corporation within eighteen months of the relevant transaction.

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

We believe that we have complied with the applicable requirements of the Chilean Corporations Law in all transactions with related parties and affirm that we will continue to comply with such requirements.  See Note 39 to our audited consolidated financial statements as of and for the year ended December 31, 2015, appearing elsewhere in this annual report for a more detailed accounting of our transactions with related parties.

On July 19, 2007, Quiñenco, Citigroup Inc. and Citibank Overseas Investment Corporation entered into a Master Joint Venture Agreement (the “Framework Agreement”) that set forth the parameters of a partnership between Quiñenco and Citigroup Inc., including the eventual merger of Citibank Chile into us.  The Framework

Agreement provided that Citigroup Inc. would initially acquire a 32.96% equity interest in LQIF, our controlling shareholder, and would be entitled to increase its stake in LQIF to either 41.4778% or 50% through the exercise of several options.  Citigroup Inc. could also be required to increase its stake in LQIF to 50% if Quiñenco exercised a put option under the Framework Agreement.  The acquisition by Citigroup Inc. of its initial interest in LQIF occurred, with effect on January 1, 2008, under the terms of the Framework Agreement and the corresponding Merger Agreement between us and Citibank Chile.  For purposes of the Merger Agreement, the operations and businesses of Citibank Chile that were effectively contributed to us were deemed to represent 10.497% of the post-merger entity and, together with other assets and businesses contributed by Citigroup Inc. to LQIF, were the basis for the issuance by LQIF of the 32.96% equity interest in LQIF transferred to Citigroup Inc.  As consideration for the merger, we issued and conveyed to LQIF (and indirectly, the holders of Citibank Chile shares) 8,443,861,140 no-par value “Banco de Chile-S” series shares (which, as of the date hereof, were converted into ordinary shares, by means of the amendment of the Bank’s Bylaws).

Under the Framework Agreement, Quiñenco remains as the controlling shareholder of LQIF and therefore of us, while Citigroup Inc. is granted certain governance and other shareholder rights in LQIF.  With respect to the governance rights in us, Citigroup Inc. has the right to name two directors to our 11-member board of directors, while Quiñenco would maintain the right to appoint a majority of our board of directors.  Citigroup Inc. also has the power to propose the appointment of certain of our executive officers (including our chief financial officer) and at least one representative on our directors/audit committees.  Under this agreement, Citigroup Inc. was also granted certain veto rights over certain “fundamental strategic decisions” (as defined in the Framework Agreement), such as the delisting of our ADSs from the New York Stock Exchange or the delisting of our shares from the Santiago Stock Exchange, the Bolsa Electrónica de Chile and the Valparaiso Stock Exchange, entry into new lines of business or large acquisitions, approval of related party transactions and changes to our bylaws or organizational documents.  Furthermore, Citigroup Inc. agreed to purchase substantially all of the assets of our North American (i.e., Miami and New York) branches for U.S.$130 million.  Because Citigroup beneficially owns 50% of LQIF, it may name up to five of the 11 members of our board of directors (such number to be reduced by the number of directors appointed by minority shareholders, provided that Citigroup Inc. always shall have the right to appoint at least one director), including the vice chairman, pursuant to the terms of the Framework Agreement.  However, even in this circumstance, Quiñenco. would still be entitled to appoint a majority of our board of directors.  The Framework Agreement also sets forth a series of ancillary agreements proposed to be entered into by the parties to the Framework Agreement and some of their affiliates.

On December 19, 2008, Quiñenco , Citigroup Inc. and Citibank Overseas Investment Corporation amended the Framework Agreement (the “Amendment”), and through it the Shareholders’ Agreement mentioned below.  The Amendment provided that if Citigroup Inc. did not acquire 8.52% of LQIF’s shares (to hold at least a 41.4778% ownership interest in LQIF) as a consequence of the actions and decisions of any relevant authority in the United States, Quiñenco shall have the right to compensation as provided in the Amendment, and Citigroup Inc. shall have the option of acquiring either a 41.4778% or a 50% interest in LQIF.  Furthermore, the Amendment provided that if for any reason Citigroup Inc. did not exercise any of the call options mentioned in the previous sentence, Quiñenco or its affiliates, as applicable, shall be entitled to require Citigroup Inc. to sell to them an amount of shares of LQIF such that, after such sale, Quiñenco shall directly or through its affiliates own an 80.1% ownership interest in LQIF.  If this had occurred, Citigroup Inc.’s governance and other shareholder rights mentioned in the preceding paragraph should have been those provided in Clause Six of the Shareholders’ Agreement referred to below.  Notwithstanding these provisions, on January 29, 2010, Citigroup Inc. exercised a call option to acquire 8.52% of LQIF’s shares and, on March 15, 2010, Citigroup Inc. exercised another call option to acquire an additional 8.52% of LQIF’s shares.  Consequently, since April 30, 2010 Citigroup Inc. and Citigroup Overseas Investment Corporation indirectly own 50% of LQIF.  As a result, since April 30, 2010, Citigroup Inc. has been granted certain corporate governance rights over us, as described above.

Effective January 9, 2014, Quiñenco Citigroup Inc. and Citibank Overseas Investment Corporation entered into an amendment to the Framework Agreement, and additionally Quiñenco, Citigroup Chile S.A. and other shareholders of LQIF entered into an amendment to the Shareholders’ Agreement (as defined below) (collectively, the “2014 Amendments”), to, among other things, reduce LQ Inversiones Financieras S.A.’s minimum shareholding in Banco de Chile (direct and indirect) from 58.33% to 51%. Prior to the 2014 Amendments, Citigroup had the right to appoint five of the permanent members of our board of directors, provided that the number of directors Citigroup had the right to appoint was reduced by the number of directors appointed by minority shareholders (subject to a minimum of one permanent director appointed by Citigroup).  Pursuant to the 2014 Amendments, Citigroup maintains its right to appoint five of the permanent members of our board of directors, except that in the event our minority shareholders appoint five permanent directors and thus no person proposed by Citigroup can be appointed as a permanent director, then Citigroup shall have the right to appoint two alternate directors.

On December 27, 2007, Quiñenco, Citigroup Chile S.A. and the minority shareholders of LQIF entered into a shareholders’ agreement (the “Shareholders’ Agreement”) that formalized the rights of Citigroup Inc. with respect to the governance rights in us as set forth in the Framework Agreement (and as discussed in the preceding paragraph).  The Shareholders Agreement became effective on January 1, 2008.

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

On December 31, 2007, we entered into an Asset Purchase Agreement with Citibank, N.A. (the “Asset Purchase Agreement”), whereby we sold substantially all of the assets and operations of our banking businesses in Miami and New York to Citibank, N.A. and Citibank, N.A. agreed to offer employment to substantially all of the employees in those branches and to assume substantially all of the liabilities related to such assets and operations.  In consideration for this sale, we were paid an aggregate purchase price of U.S. $130 million, in addition to the assumption of liabilities. Following the completion of the sale, the Miami and New York branches were placed in voluntary liquidation in January 2008.  In March 2008, the banking licenses for both branches were surrendered to the appropriate banking regulator.

On September 25, 2009, we entered into a Master Services Agreement with Citigroup Inc.  This agreement regulates and supplements certain reciprocal services that, before the merger between us and Citibank Chile, had been provided pursuant to the terms of certain service agreements then in effect between Citigroup Inc. (and certain of its affiliates) and Citibank Chile, which were assumed, after the merger, by us as legal successor to Citibank Chile. Furthermore, this Agreement seeks to foster global connectivity with respect to the banking and financial services referred to in the Global Connectivity Agreement and in the other agreements executed with Citigroup Inc. mentioned above.  This agreement has the same term of validity as the Cooperation Agreement aforementioned. Later, on October 22, 2015, we extended the Master Services Agreement with Citigroup for a period of six months, beginning on January 1, 2016.

On October 22, 2015, we subscribed a new Global Connectivity Agreement, a new Cooperation Agreement, and a new Trademark License Agreement with Citigroup Inc., replacing the original agreements subscribed on December 27, 2008, which expired on January 1, 2016.  Among other changes, these agreements will have an initial duration period of two years beginning on January 1, 2016, and expiring on January 1, 2018. However, the parties may convene before August 31, 2017, to agree on an extension to these agreements for a period of two years commencing on January 1, 2018, until January 1, 2020.  In the event that the aforesaid extension is not agreed by the parties, these agreements will be extended once for a period of one year starting on January 1, 2018 until January 1, 2019, date on which they shall terminate without any formality.  Four months before the expiration of the extension that is agreed upon until January 1, 2020, the parties may renew the contracts according to the procedure provided in the preceding paragraph. If the extension is not agreed in writing, such agreements shall terminate automatically after a period of one year from the expiration of the last agreed period.  The same renewal procedure may be used then as often as agreed by the parties.

On December 19, 2012, by means of a public deed signed before the Public Notary of Mr. René Benavente Cash, Banco de Chile together with its affiliate Banchile Corredores de Seguros Limitada entered into an agreement with Banchile Seguros de Vida S.A. called Contrato de Seguro Colectivo de Desgravamen (“Collective Debtor’s Life Insurance Agreement”) for loan mortgages.  Said agreement was entered pursuant to article 40 of DFL No. 251 of 1931, General Regulation No. 330 of the SVS and Circular No. 3,530 of the SBIF and Financial Institutions, both dated March 21, 2012, upon which the public bid for the collective policy for life insurance covering loan mortgages was adjudicated to Banchile Seguros de Vida S.A., who offered the lowest rate of 0.0119800% monthly, including a 14.00% commissions fee for the insurance broker Banchile Corredores de Seguros Limitada, who will act as intermediary of the policy.

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

On December 9, 2013, by means of a public deed signed before the Public Notary Mr. René Benavente Cash, we and our affiliate Banchile Corredores de Seguros Limitada entered into an agreement with Banchile Seguros de Vida S.A., namely the Collective Debtor’s Life Insurance Agreement and the Contrato de Seguro Colectivo de Desgravamen e Invalidez Total y Permanente 2/3 (“Collective Debtor’s Life, Total and Permanent Disability 2/3 Insurance Agreement”) (portfolio in pesos and housing subsidies D.S. No. 1 de 2011), both for loan mortgages.  The aforementioned agreements were entered pursuant article 40 of DFL N° 251 of 1931, General Regulation N° 330 of the SVS and Circular No. 3,530 of the SBIF and Financial Institutions, both dated March 21, 2012, upon which the public bid for the Debtor’s Life Insurance and Debtor’s Life and Total and Permanent Disability 2/3 Insurance agreements (portfolio in pesos and housing subsidies D.S. No. 1 de 2011) the agreements were awarded to Banchile Seguros de Vida S.A. who offered in both cases the lowest rates of 0.0103% monthly and of 0.0109% monthly, respectively, including a 14.00% fee for the insurance broker Banchile Corredores de Seguros Limitada.

On December 10, 2014, by means of a public deed signed before a Public Notary, we and our affiliate Banchile Corredores de Seguros Limitada entered into two agreements with Banchile Seguros de Vida S.A.; specifically, the Collective Debtor’s Life Insurance Agreement and the Collective Debtor’s Life Total and Permanent Disability 2/3 Insurance Agreement (portfolio in pesos and housing subsidies D.S. No. 1 of 2011), both relating to loan mortgages.  The aforementioned agreements were entered into pursuant to Article 40 of DFL No. 251 of 1931, General Regulation No. 330 of the SVS and Order No. 3,530 of the Superintendency of Banks and Financial Institutions, both dated March 21, 2012, upon which the public bid for the Collective Policy for Life Insurances and Total and Permanent Disability 2/3 Insurance Agreement (portfolio in pesos and housing subsidies D.S. No. 1 of 2011) were awarded to Banchile Seguros de Vida S.A., who offered in both cases the lowest rates.  The rates offered were 0.0101% monthly and 0.0103% monthly for the Contrato de Seguro Colectivo de Desgravamen and Contrato de Seguro Colectivo de Desgravamen e Invalidez Total y Permanente 2/3, respectively, including a 14.00% fee for the insurance broker Banchile Corredores de Seguros Limitada.

On December 30, 2015, we and our affiliated companies Banchile Corredores de Seguros Limitada, and Banchile Seguros de Vida S.A., entered into the following existent insurance agreements, excluding those insurance agreements related to loan mortgages that are subject to a public bid in accordance with article 40 of DFL No. 251 of 1931, all of which are in effect from January 1, 2016 until January 1, 2020:

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

d)                                     Credit Life Insurance Agreement.

3.                                      Framework agreement for Insurance Banking, entered into by Banco de Chile, Banchile Corredores de Seguros Limitada and Banchile Seguros de Vida S.A.

Loans to Related Parties

As disclosed in Note 39(c) to our audited consolidated financial statements as of and for the year ended December 31, 2015 appearing elsewhere in this annual report, we incurred an aggregate of Ch$399,275 million in expenses and recorded Ch$354,564 million in income from transactions with related parties in 2015, other than loans.  As authorized by the General Banking Law, and within the regulatory limits, we hold several outstanding loans owed to us by affiliated corporations.  All such loans:

(i)             were made in the ordinary course of business;

(ii)          were made on terms, including interest rates and collateral, substantially the same as those prevailing at the time for comparable transactions with other persons; and

(iii)       did not involve more than the normal risk of collectability or present other unfavorable features.

We held an aggregate of Ch$370,401 million in loans (allowances for loan losses not deducted) to related parties, including Ch$233,909 million in collateral pledged by related parties, as of December 31, 2015.  See Note 39(a) to our audited consolidated financial statements as of and for the year ended December 31, 2015 appearing elsewhere in this annual report for details concerning on these transactions.

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

Erroneous Electronic Forwarding of Bank Statements Claim

On August, 2012, Corporación Nacional de Consumidores y Usuarios de Chile (a Chilean consumer association) filed a class action against Banco de Chile pursuant to Law No. 19,496, whereby the plaintiff demanded that we compensate 52,770 of our current account holders who were affected by erroneous electronic forwarding of bank statements that occurred in July 2012.  The plaintiff sought total compensation of Ch$ 80,000 (approx. U.S.$ 119) for each account holder as well as the reimbursement of maintenance fees charged on current accounts.  On September 17, 2014, a judgment was rendered rejecting the action.  The judgment was appealed by the plaintiff.  However, the Court of Appeals of Santiago (Corte de Apelaciones de Santiago) affirmed the lower court’s judgment and delivered a final judgment favorable to Banco de Chile.

Charges brought under Securities Market Law

On January 30, 2014, the SVS brought charges against Banchile Corredores de Bolsa S.A. (“Banchile Corredores”) for the alleged infringement of Article 53 second paragraph of Law No. 18,045 (“Ley de Mercado de Valores”), for certain specific transactions performed during the years 2009, 2010 and 2011 related to Sociedad Química y Minera de Chile S.A.’s shares (SQM-B y SQM-A).  In this regard, Article 53 second paragraph of Law No. 18.045 provides that “…no person may engage in transactions or induce or attempt to induce the purchase or sale of securities, whether or not governed by this Act, by means of any misleading or deceptive act, practice, mechanism or artifice… .”

On October 30, 2014, the SVS imposed a fine of UF 50.000 (approximately U.S.$2.0 million as of December 31, 2014) on Banchile Corredores, based on alleged infringement of Article 53 second paragraph of Law No. 18.045 for a specific transaction of SQM-A’s shares intermediated by Banchile in 2011.  Banchile has filed a claim against that resolution before the 11th Santiago Civil Court requesting to void such fine.  Afterwards, the cause was transferred to another trial at the 22nd Santiago Civil Court.  The proceeding is currently at the evidence stage.  According to Banchile Corredores’ attorney in charge of the claim, there are valid grounds to obtain a favorable judgment in favor of Banchile Corredores.

Consumer Protection Claim

On February 21, 2014, Banco de Chile was notified of a complaint filed by the Servicio Nacional del Consumidor (the “National Consumer Service” or “SERNAC”) in the Twelfth Civil Court of Santiago as a collective action pursuant to Law No. 19,496.  The legal action challenges certain clauses that exists in the Contrato Unificado de Productos de Personas (the “Person Products Unified Agreement”) regarding fees on lines of credit for overdrafts and the validity of tacit consent to changes in fees, charges and other conditions in consumer contracts.  The Bank has answered the complaint and asked the court to dismiss all charges.  With regard to the same matter, on January 16, 2015 Banco de Chile was notified of a complaint submitted by the Corporación Nacional de Consumidores y Usuarios de Chile (the “National Corporation of Consumers and Users of Chile” or “CONADECUS”) in the Twenty-Third Civil Court of Santiago as a collective action pursuant to Law No. 19,496.  The claims under this action are basically the same as those alleged by SERNAC before the Twelfth Civil Court of Santiago, mentioned above, along with a claim for the outsourcing of certain services related to our clients’ current account data.  On December 10, 2014, Banco de Chile was notified of a collective action submitted by the Organización de Consumidores y Usuarios de Chile (the “National Organization of Consumers and Users of Chile”

or “ODECU”) in the Fifth Civil Court of Santiago requiring the Court to declare the invalidity of certain provisions of the Person Products Unified Agreement which are alleged to be abusive.  These provisions refer to the use of banking cards, ID numbers and passwords in order to execute certain services with us.  The plaintiff alleges that, in case of phishing or pharming, the bank and not the client should be responsible for proving the client’s diligence in the use of self-service channel services.

At this stage, the potential effects of a judgment in the claims mentioned above cannot be quantified.

In the ordinary course of business, we have other lawsuits and legal proceedings that will not have an adverse effect on us.  According to our policies, we have established contingency allowances that may arise from lawsuits and legal proceedings.  See Note 27 (c) to our audited consolidated financial statements for the years ended December 31, 2014 and 2015, appearing elsewhere in this report.

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

Our dividend policy is affected to some extent by the rights of SAOS, our affiliate, pursuant to its assumption of the Central Bank indebtedness discussed in “Item 4.  Information on the Company—History and Development of the Bank—History—The 1982—1983 Economic Crisis and the Central Bank Subordinated Debt.”

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

In March 2016, our shareholders at the ordinary annual shareholders meeting agreed to the distribution and payment of dividend No. 204 in the amount of Ch$3.37534954173 per ordinary share, with a corresponding charge to our 2015 net distributable income.

The following table sets forth the cash dividends declared per common share during the years ended December 2013, 2014 and 2015:

	As of and for the Year Ended December 31,
	2013	2014	2015	2015
	(in Ch$, except percentages)			(in U.S.$)
Chile GAAP:
Dividend payout ratio(1)	73.45%	71.67%	62.16%
Dividend per Common Share(2)–for shares not pledged to the Central Bank	3.42	3.48	3.43	0.005
Dividend per Common Share(2)–for shares pledged to the Central Bank(3)	4.88	4.98	4.90	0.007
Average Dividend per Common Share	3.90	3.95	3.88	0.005

(1)         Dividend payout ratio is calculated by dividing the amount of dividends paid by the earnings per share of the prior year.

(2)         Dividends per share are calculated by dividing the amount of the dividend paid during each year by the previous year’s number of shares outstanding.

(3)         Includes additional payments to the Central Bank by amounts of Ch$42,696 million in 2013, Ch$43,537 million in 2014 and Ch$42,857 million in 2015, pursuant to Law No. 19,396.

Whether future dividends will be paid will depend upon our earnings, financial condition, capital requirements, governmental regulations and policies and other factors.  Accordingly, there can be no assurance that dividends in future years will be paid at a rate similar to dividends paid in past years.

Over last four years, Banco de Chile provisioned 70% of the distributable net income of each period as provision for minimum dividends.  Nevertheless, on January 28, 2016, our Board of Directors decided to establish a provision for minimum dividends equivalent to 60% of the distributable net income generated each fiscal year, beginning January 2016 and onwards.  For more information see “Item 5. Operating and Financial Review and Prospects—Recent Developments.”

Stock Dividends

At the extraordinary shareholders’ meeting held on March 21, 2013, our shareholders agreed to a stock dividend in connection with the capitalization of 30% of our distributable net income obtained during the fiscal year 2012, through the issuance of fully paid-in shares, of no par value, with a value of Ch$71.97 per share.  This stock dividend was distributed to the shareholders at the fixed rate of 0.02034331347 fully paid-in shares per share currently held, subject to the exercise of the options established in Article 31 of Law No. 19,396.  As mentioned in our previous 20-F report, “Banco de Chile-T series” shares did not have rights to receive dividends and fully paid-in shares in respect of our net distributable earnings for fiscal year 2012.  Once such dividends and fully paid-in shares were distributed on May 30, 2013 the Banco de Chile-T shares were automatically converted into Banco de Chile shares.

At the extraordinary shareholders’ meeting held on March 27, 2014, our shareholders agreed to a stock dividend in connection with the capitalization of 30% of our distributable net income obtained during the fiscal year 2013, through the issuance of fully paid-in shares, of no par value, with a value of Ch$64.56 per share.  This stock dividend was distributed to the shareholders at the fixed rate of 0.02312513083 fully paid-in shares per share currently held, subject to the exercise of the options established in Article 31 of Law No. 19,396.

At the extraordinary shareholders’ meeting held on March 26, 2015, our shareholders agreed to a stock dividend in connection with the capitalization of 30% of our distributable net income obtained during the fiscal year 2014, through the issuance of fully paid-in shares, of no par value, with a value of Ch$65.31 per share.  This stock dividend was distributed to the shareholders at the fixed rate of 0.02250251855 fully paid-in shares per share currently held, subject to the exercise of the options established in Article 31 of Law No. 19,396.

At the extraordinary shareholders’ meeting held on March 24, 2016, our shareholders agreed to a stock dividend in connection with the capitalization of 30% of our distributable net income obtained during the fiscal year 2015, through the issuance of fully paid-in shares, of no par value, with a value of Ch$64.79 per share.  This stock dividend will be distributed to the shareholders at the fixed rate of 0.02232718590 fully paid-in shares per share currently held, subject to the exercise of the options established in Article 31 of Law No. 19,396.  This capitalization is currently subject to the SBIF’s approval.

Capital Increases

As mentioned under “—Stock Dividends”, at the extraordinary shareholders’ meeting held on March 21, 2013, our shareholders agreed to a stock dividend in connection with the capitalization of 30% of our distributable net income obtained during the fiscal year 2012, through the issuance of fully paid-in shares, of no par value, with a value of Ch$71.97 per share.  This stock dividend was distributed to the shareholders at the fixed rate of 0.02034331347 fully paid-in shares per share, subject to the exercise of the options established in Article 31 of Law No. 19,396.

As mentioned under “—Stock Dividends”, at the extraordinary shareholders’ meeting held on March 27, 2014, our shareholders agreed to a stock dividend in connection with the capitalization of 30% of our distributable net income obtained during the fiscal year 2013, through the issuance of fully paid-in shares, of no par value, with a value of Ch$64.56 per share.  This stock dividend was distributed to the shareholders at the fixed rate of 0.02312513083 fully paid-in shares per share currently held, subject to the exercise of the options established in Article 31 of Law No. 19,396.  As a result, the Bank’s capital after this capitalization is Ch$1,944,920,279,413.

As mentioned under “—Stock Dividends”, at the extraordinary shareholders’ meeting held on March 26, 2015, our shareholders agreed to a stock dividend in connection with the capitalization of 30% of our distributable net income obtained during the fiscal year 2014, through the issuance of fully paid-in shares, of no par value, with a value of Ch$65.31 per share.  This stock dividend was distributed to the shareholders at the fixed rate of 0.02250251855 fully paid-in shares per share currently held, subject to the exercise of the options established under Article 31 of Law No. 19,396.  After this capitalization, the Bank’s paid-in capital amounted to Ch$2,041,172,778,777.

As mentioned under “—Stock Dividends”, at the extraordinary shareholders’ meeting held on March 24, 2016, our shareholders agreed to a stock dividend in connection with the capitalization of 30% of our distributable net income obtained during the fiscal year 2015, through the issuance of fully paid-in shares, of no par value, with a value of Ch$64.79 per share.  This stock dividend will be distributed to the shareholders at the fixed rate of 0.02232718590 fully paid-in shares per share currently held, subject to the exercise of the options established under Article 31 of Law No. 19,396.  After this capitalization, the Bank’s paid-in capital will amount to Ch$2,138,046,851,249. As previously mentioned, this capitalization is currently subject to the SBIF’s approval.

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

The Chilean securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States.  The Santiago Stock Exchange, which is Chile’s main exchange, had a market capitalization of approximately U.S.$190,383 million as of December 31, 2015.  As of the same date, the total annual trading turnover was approximately U.S.$20,315 million while the average monthly trading turnover was approximately U.S.$1,693 million.  The Santiago Stock Exchange was established in 1893 and is a private company whose equity consists of 48 shares owned by 41 shareholders.  As of December 31, 2015, 223 companies and 249 series of shares were listed on the Santiago Stock Exchange.

According to information provided by the Santiago Stock Exchange, as of December 30, 2015 (the latest available data), this exchange represented 92.8% of the equity trading in Chile.  The remaining amount of equities was mostly traded on the Chilean Electronic Stock Exchange and, to a lesser extent, on the Valparaiso Stock Exchange.

In addition, as reported by the Santiago Stock Exchange, the ten largest companies in terms of market capitalization represented approximately 45.9% of the Santiago Stock Exchange’s aggregate market capitalization as of December 31, 2015. As of the same date, those companies accounted for approximately 47.1% of its equity trading.  During 2015 approximately 25% of the companies listed on the Santiago Stock Exchange had their shares traded on an average of 70% or more of the exchange’s trading days.

Our ADSs, each representing 600 shares of common stock, without nominal (par) value, have been listed on the NYSE since January 2, 2002 under the symbol “BCH.”  JPMorgan Chase Bank is our depositary for purposes of the ADSs.  As of December 31, 2015, a maximum of 3,140,813 ADSs were outstanding (equivalent to 1,884,487,800 shares of common stock or 1.96% of the total number of issued shares of common stock as of the same date).  Since certain of our ADSs are held by brokers or other nominees, the number of record holders in the United States may not be fully indicative of the number of direct beneficial owners in the United States or of where the beneficial owners of such shares are resident.

In 2002 we listed our shares of common stock on Latibex.  Trading of these shares started on October 8, 2002 under the code “XBCH,” grouped in trading units of 600 shares.  Effective October 18, 2013, we voluntarily delisted our trading units from Latibex.

In addition, on December 20, 2002, we listed our trading units on the London Stock Exchange.  Nevertheless, on December 22, 2015 we voluntary delisted our trading units from such exchange.

The table below shows, for the periods indicated, the annual, quarterly and monthly high and low closing prices (in nominal Chilean pesos) of the traded shares of our securities, labeled “Chile” series, on the Santiago Stock Exchange, the Electronic Stock Exchange and the Valparaiso Stock Exchange:

	Santiago Stock Exchange		Electronic Stock Exchange		Valparaiso Stock Exchange
Period	High	Low	High	Low	High	Low
	(Ch$ per share of our common stock)(1)
Annual Price History
2011	74.0	57.2	74.7	57.0	74.4	58.4
2012	79.5	64.5	79.5	64.1	77.7	64.5
2013	80.3	69.0	80.3	68.3	80.0	68.5
2014	75.3	66.3	75.8	66.3	73.5	69.5
2015	74.6	68.1	74.6	67.3	72.3	70.7
2016 (through April 25)	76.3	68.6	76.4	68.7	74.1	71.1
Quarterly Price History
2011
1st Quarter 2011	74.0	63.0	74.7	62.1	74.4	63.1
2nd Quarter 2011	69.7	65.1	69.9	62.0	69.0	65.7

	Santiago Stock Exchange		Electronic Stock Exchange		Valparaiso Stock Exchange
Period	High	Low	High	Low	High	Low
	(Ch$ per share of our common stock)(1)
3rd Quarter 2011	69.3	57.2	70.0	57.0	68.5	58.4
4th Quarter 2011	73.2	59.0	73.6	58.4	73.2	59.0
2012
1st Quarter 2012	79.5	71.0	79.5	70.5	77.7	71.1
2nd Quarter 2012	76.6	68.7	78.5	68.8	75.6	68.8
3rd Quarter 2012	70.9	64.5	70.9	64.1	69.6	64.5
4th Quarter 2012	77.4	66.0	76.9	65.7	76.9	66.0
2013
1st Quarter 2013	80.3	72.2	80.3	71.8	80.0	73.6
2nd Quarter 2013	74.7	69.0	74.9	68.3	74.5	68.5
3rd Quarter 2013	79.8	69.1	79.9	69.1	78.2	70.0
4th Quarter 2013	78.4	73.4	78.5	73.3	—	—
2014
1st Quarter 2014	75.2	66.3	75.8	66.3	70.6	70.4
2nd Quarter 2014	75.3	69.8	75.5	68.0	—	—
3rd Quarter 2014	74.5	70.9	74.4	70.9	73.5	73.5
4th Quarter 2014	75.3	69.0	75.5	69.0	69.5	69.5
2015
1st Quarter 2015	73.0	68.9	73.0	68.9	72.3	72.3
2nd Quarter 2015	72.0	69.4	72.4	68.8	70.7	70.7
3rd Quarter 2015	73.5	69.1	73.7	68.5	—	—
4th Quarter 2015	74.6	68.1	74.6	67.3	—	—
2016
1st Quarter 2016	76.3	68.6	76.4	68.7	74.1	71.6

Monthly Price History
November 2015	73.4	70.9	73.5	70.9	—	—
December 2015	72.2	68.1	71.7	67.3	—	—
January 2016	73.5	68.6	72.8	68.7	—	—
February 2016	73.1	71.0	73.0	70.7	72.2	71.9
March 2016	76.3	71.4	76.4	71.3	74.1	71.6
April 2016 (through April 25)	72.5	70.6	72.4	70.5	72.0	71.1

Sources:  Santiago Stock Exchange, Electronic Stock Exchange and Valparaiso Stock Exchange—Official Quotation Bulletins and Bloomberg.

(1)         Pesos per share reflect nominal price at trade date.

The table below shows the annual, quarterly and monthly high and low closing prices, as reported by the NYSE and Latibex:

	New York Stock Exchange		Latibex
Period	High	Low	High	Low
	(U.S.$ per ADS)(1)		(Euros per Trading Unit)(2)
Annual Price History
2010	92.50	53.72	68.65	37.33
2011	90.35	66.63	72.60	52.80
2012	99.11	80.33	72.60	58.20
2013	102.00	81.00	85.80	56.40
2014	84.91	67.38	—	—
2015	71.70	57.48	—	—
2016 (through April 25)	65.35	56.27	—	—
Quarterly Price History
2011
1st Quarter 2011	90.35	78.37	68.90	55.85
2nd Quarter 2011	89.81	83.00	61.30	54.00
3rd Quarter 2011	90.23	69.85	62.40	53.40
4th Quarter 2011	85.84	66.63	72.60	52.80
2012
1st Quarter 2012	99.11	83.98	72.00	59.40
2nd Quarter 2012	95.27	81.07	71.40	60.00
3rd Quarter 2012	86.55	80.33	72.60	59.40
4th Quarter 2012	97.32	83.50	69.60	58.20

	New York Stock Exchange		Latibex
Period	High	Low	High	Low
	(U.S.$ per ADS)(1)		(Euros per Trading Unit)(2)
2013
1st Quarter 2013	102.00	92.94	85.80	64.80
2nd Quarter 2013	95.27	81.00	84.00	56.40
3rd Quarter 2013	95.20	82.56	68.40	57.60
4th Quarter 2013	94.00	84.44	69.00	65.40
2014
1st Quarter 2014	84.91	70.43	—	—
2nd Quarter 2014	82.10	75.39	—	—
3rd Quarter 2014	80.65	72.88	—	—
4th Quarter 2014	75.94	67.38	—	—
2015
1st Quarter 2015	70.22	64.30	—	—
2nd Quarter 2015	71.70	64.05	—	—
3rd Quarter 2015	66.78	58.60	—	—
4th Quarter 2015	66.36	57.48	—	—
2016
1st Quarter 2016	65.35	56.27	—	—

Monthly Price History
November 2015	64.13	59.86	—	—
December 2015	60.61	57.48	—	—
January 2016	62.46	56.27	—	—
February 2016	62.51	60.13	—	—
March 2016	65.35	62.63	—	—
April 2016 (through April 25)	65.27	62.31	—	—

Source:  Bloomberg.

(1)         One ADS represents 600 shares of common stock.

(2)         One Trading Unit represents 600 shares of common stock.

As mentioned earlier, on October 18, 2013, we voluntarily delisted our trading units from the Latibex.  Similarly, on December 22, 2015, we voluntary delisted our trading units from the London Stock Exchange.

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

The Chilean securities markets are principally regulated by the SVS under the Securities Market Law and the Chilean Corporations Law.  In the case of banks, compliance with these laws is supervised by the SBIF.  These two laws provide for disclosure requirements, restrictions on insider trading and price manipulation and protection of minority investors.  The Securities Market Law sets forth requirements relating to public offerings, stock exchanges and brokers, and outlines disclosure requirements for companies that issue publicly offered securities.

Purpose

Our corporate purpose is to undertake all acts, contracts, business and transactions as the General Banking Law allows banking institutions to undertake, without prejudice to expanding or restricting our scope of action consistent with current legal precepts or such as may be established in the future.

Capitalization

As of April 25, 2016, there are 96,129,146,433 Banco de Chile shares outstanding of our capital stock.  All of such shares are fully paid.

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

Ownership Restrictions

Under the Securities Market Law and the regulations of the SBIF, shareholders of open stock corporations are required to report the following to the SVS and the Chilean stock exchanges:

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

Under the Securities Market Law and the regulations of the SVS, persons or entities intending to acquire control, directly or indirectly, of an open stock corporation, regardless of the acquisition vehicle or procedure, and including acquisitions made through direct subscriptions or private transactions, are also required to inform the public of such intention at least 10 business days before the date on which the transaction is to be completed, but, in any case, as soon as negotiations regarding the change of control begin or as soon as confidential information and documents concerning the target are delivered to the potential acquirer such delivery can occur through a filing with the SVS, the stock exchanges where its securities are traded, companies controlled by and that control the target and through a notice published in two Chilean newspapers, which notice must disclose, among other information, the person or entity purchasing or selling, the price and the material conditions of any negotiations.

Prior to such publication, a written communication to such effect must be sent to the target corporation, to the controlling corporation, to the corporations controlled by the target corporation, to the SVS and to the Chilean stock exchanges.  Title XV of the Securities Market Law provides the definition of a controlling power, direct holding and related party.

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

Title XXV of the Chilean Securities Market Law on tender offers and the regulations of the SVS provide that the following transactions must be carried out through a tender offer:

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

•                  the person or group does not control, directly or indirectly, more than 40.0% of the voting share capital and the percentage controlled is lower than the sum of the shares held by other shareholders holding more than 5% of the share capital (either directly or pursuant to a joint action agreement); or

•                  in cases where the SVS has ruled otherwise, based on the distribution or atomization of the overall shareholding.

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

Likewise, the SVS may determine that a joint action agreement exists between two or more entities considering, among other things, the number of companies in which they participate and the frequency with which they vote identically in the election of directors, appointment of managers and other resolutions passed at extraordinary shareholders’ meetings.

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

•                  all the companies with a common controller together with that controller; and

•                  all the entities that the SVS declares to be part of the business group due to one or more of the following reasons:

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

Our shareholders’ meetings held in 2014 were:

•                  The ordinary annual shareholders’ meeting held on March 27, 2014, where our shareholders agreed to the distribution and payment of dividend No. 202, in the amount of Ch$3.48356970828 per Banco de Chile common share, with a charge to 2013 net distributable income of Banco de Chile.

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

Our shareholders’ meetings held in 2015 were:

•                  The ordinary annual shareholders’ meeting held on March 26, 2015, where our shareholders agreed to the distribution and payment of dividend No. 203, in the amount of Ch$3.42915880220 per Banco de Chile common share, with a charge to 2014 net distributable income of Banco de Chile.

•                  The extraordinary shareholders’ meeting held on March 26, 2015, where our shareholders agreed to issue a stock dividend in connection with the capitalization of 30% of our distributable net income obtained during the fiscal year 2014 by means of the issuance of fully paid in shares, without par value, with a value of Ch$65.31 per share, which was distributed among the shareholders in the proportion of 0.02250251855 fully paid in shares for each share held, subject to the exercise of the options established in Article 31 of Law No. 19,396.

As of April 25, 2016, the following shareholders’ meetings had been held:

•                  The ordinary annual shareholders’ meeting held on March 24, 2016, where our shareholders agreed to the distribution and payment of dividend No. 204, in the amount of Ch$3.37534954173 per Banco de Chile common share, with a charge to 2015 net distributable income of Banco de Chile.

•                  The extraordinary shareholders’ meeting held on March 24, 2014, where our shareholders agreed to issue a stock dividend in connection with the capitalization of 30% of our distributable net income obtained during the fiscal year 2015 by means of the issuance of fully paid in shares, without par value, with a value of Ch$64.79 per share, which was distributed among the shareholders in the proportion of 0.02232718590 fully paid in shares for each share held, subject to the exercise of the options established in Article 31 of Law No. 19,396.  This capitalization is currently subject to the SBIF’s approval.

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

Under the Basic Constitutional Act of the Central Bank, Law No. 18,840, foreign exchange operations can be carried out in Chile by any person, subject to the limitations and restrictions established by the Central Bank.  Foreign exchange transactions include buying and selling foreign currency and, in general, any act or agreement that may have the effect of creating, amending, or extinguishing an obligation payable in such currency, even if no transfer of funds or drafts to or from Chile is actually involved.  Foreign exchange transactions also include transfers of or transactions with respect to gold or instruments representing gold.

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

On April 16, 2001, the Central Bank eliminated the prior foreign exchange restrictions, replaced the former Compendium of Foreign Exchange Regulations (“Compendium”) by a new one, and eliminated Chapter XXVI of the old Compendium, which regulated the establishment of an ADR facility by a Chilean company.  Notwithstanding such replacement, the special regime of Chapter XXVI continued in force for Banco de Chile’s ADS program until March 7, 2011, when the Central Bank of Chile, JPMorgan Chase Bank N.A., as depositary bank, and Banco de Chile executed an agreement that terminated the Convención Cambiaria (“Exchange Convention”).  As a consequence of such termination, the special exchange regime established in the Exchange Convention is no longer applicable.  Thus, the Deposit Agreement, as amended, and Banco de Chile’s ADS program are subject to the exchange regulations of general applicability of Chapter XIV of the Compendium or such new regulations that may be issued in the future.  A copy of the amendment to the deposit agreement, dated February 1, 2011, can be found as an Exhibit to this annual report.

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

In Chile, until December 2015, , foreign investments could also be made through the Foreign Investment Committee under Decree Law No. 600 of 1974, Foreign Investment Statute, which was an optional mechanism to invest capital in Chile that required, among other items, a foreign investment contract with the State of Chile.  However, on September 29, 2014, Law No. 20,780 was published, which revoked Decree 600 effective January 1, 2016. But the revocation of Decree Law 600 does not apply retroactively.  Therefore, foreign investment agreements entered into under Decree Law 600, before its revocation, will continue to be governed by Decree Law 600.

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

This summary does not purport to be complete and is qualified by reference to Chapter XIV of the Central Bank Foreign Exchange Regulations, a copy of which is available in Spanish at the Central Bank’s website at www.bcentral.cl.

TAXATION

Chilean Tax Considerations

The following discussion is based on income tax laws and other applicable regulations and rulings issued by the Chilean Internal Revenue Service (Servicio de Impuestos Internos) that are currently in effect in Chile.  The discussion summarizes the main Chilean income tax consequences for investments in ADSs or shares of common stock held by individuals without domicile or residence in Chile or legal entities that are neither incorporated under the laws of Chile nor permanently located in Chile. We refer to these investors as “foreign holders” hereafter.

For Chilean tax law purposes, an individual holder resides in Chile if he or she has resided in Chile for more than six months within a calendar year or within two consecutive tax years. The Chilean Internal Revenue Service has interpreted that the six month period must not be uninterrupted. On its turn, for Chilean tax law purposes an individual holder is domiciled in Chile if he or she resides in Chile with the real or supposed purpose of staying in the country. Accordingly, the Chilean Internal Revenue Service has interpreted that an individual without residence in Chile may, nonetheless, be considered as domiciled in Chile since the day of entry into the country if he or she intends to stay in Chile and such intention is evidenced, for example, by circumstances such as the acceptance of a job position in Chile or the relocation of his or her family to the country, among other considerations.

From a constitutional perspective, taxes in Chile are governed by the principle of legality, which precludes the creation, suppression, modification, reduction or waiving of taxes, its essential elements, their form of computation, their collection or their form, proportionality or progression by any means other than a law. Chilean tax authorities, however, have the power to interpret tax laws by issuing rulings and regulations of either general or specific application.

Chile and the United States have subscribed an income and capital tax treaty for the avoidance of double taxation and the prevention of fiscal evasion, but its effectiveness is contingent upon its ratification by the United States Senate, which is still pending and whose approval date is uncertain.

In September 2014, the Chilean government enacted a law reforming the Chilean tax system. This tax reform (Law No. 20,780) gradually increases the first category tax or corporate tax rate between 2014 and 2018 while establishing two alternative tax regimes from 2017 onwards: (i) the Semi-Integrated Regime and (ii) the Attribution Regime. Nevertheless, following this reform in the Chilean taxation system, in February 2016, a new tax law was enacted (Law No. 20,899), which simplified the previously mentioned reform (Law No. 20,780) by limiting the possibility of choosing between the two alternative tax regimes. According to this new law, publicly-traded companies, like Banco de Chile, will only be subject to a Semi-Integrated Regime. Although these reforms are currently in place, some rulings associated with their implementation are still under review by the Chilean IRS. Accordingly, changes to or statements regarding the interpretation of new taxation guidelines could be introduced by the Chilean IRS in the future.

This discussion is not intended as tax advice to any particular investor. Such advice would require a complete understanding of an investor’s particular tax situation.

Cash Dividends and Other Distributions

Cash dividends distributed by us to foreign holders of our ADSs or shares of common stock are subject to a 35.0% withholding tax, which is withheld, declared and paid to the Chilean Treasury by us (the “Chilean Withholding Tax” hereafter).  A tax credit associated with the corporate income tax or the first category tax (the “Corporate Tax” hereafter) actually paid by the company on the taxable income from which dividends are distributed may be deducted from the Chilean Withholding Tax levied on cash dividends. Currently, up to 100% of Corporate Tax paid by the company, in the proportion corresponding to foreign holders, no matter the country of residence, may be used as tax credit for Chilean Withholding Tax calculation. However, in case of distribution of book income in excess of retained taxable income, those dividends will be subject to Chilean Withholding Tax and no tax credit is permitted as long as the related income has not paid the corporate tax before. Finally, distribution of non-taxable income or income subject to corporate tax applied as a sole tax (herein, the “Sole Corporate Income Tax”) are both relieved from Chilean Withholding Tax.

For purposes of applying the Chilean Withholding Tax, cash dividends are grossed-up in the amount the Corporate Tax paid by the company, in the proportion corresponding to the ADS holder. Additionally, in order to determine the amount of the Corporate Tax credit to apply, cash dividends are assumed to have been paid out of the oldest retained taxable profits. Consequently, the effective Chilean Withholding Tax rate to be paid on dividends distributed by us will vary depending on the amount of the Corporate Tax paid on the taxable income from which dividends are distributed.

If on the dividend distribution date there are neither retained taxable profits on which Corporate Tax has been paid nor tax-exempted retained profits, a Chilean Withholding Tax of 35% with a provisional Corporate Tax credit will be applicable. This provisional Corporate Tax credit must be confirmed by the company’s taxable income as of December 31 of the year in which the dividend was paid. If such provisional credit is determined to be totally or partially not applicable at the end of the year because retained taxable or exempt profits were not enough to cover the distribution, foreign holders shall reimburse to the Company the part of the provisional credit that was totally or partially granted over non-taxable or exempt profits determined at the end of the fiscal year.

Notwithstanding the above, starting January 1, 2017 Banco de Chile will be subject to a semi-integrated system by which personal or withholding taxes are only triggered upon distribution of taxable profits to the company’s owners or shareholders, with a tax credit of only 65% of the paid Corporate Tax, unless the owner or shareholder is resident in a country holding Double Taxation Avoidance Treaty with Chile, in which case a tax credit up to 100% of the corporate tax paid by the company can be used against withholding taxes. In case double tax Treaty has been only signed up to 2017, but not yet entered in force, the law established a temporary extension of the use of 100% of corporate tax credit up to 2019.

In our case, we are permitted to deduct dividends paid to SAOS from our taxable base. Accordingly, our actual income tax and, therefore, the amount of tax credit that can be used by the investor is lower than it would be in absence of this tax benefit.

Furthermore, given consecutive changes to the Chilean Tax System, the statutory corporate tax rate has gradually increased over the past years and will continue to increase until 2018, as follows:

•                  20.0% in 2013;

•                  21.0% in 2014:

•                  22.5% in 2015;

•                  24.0% in 2016;

•                  25.0% under the attribution regime and 25.5% under the semi-integrated regime in 2017;

•                  25.0% under the attribution regime and 27.0% under the semi-integrated regime from 2018 onwards.

The increase in the corporate tax rate had impact on our Deferred Taxes outstanding. For more information see Note 17 to our audited consolidated financial statements as of and for the year ended December 31, 2015 appearing elsewhere in this annual report.

Capital Gains

Capital gains realized on the sale, exchange or other disposition by a foreign holder of ADSs (or ADRs evidencing ADSs) will not be subject to Chilean taxation, provided that such disposition occurs outside Chile or that it is performed under the rules of Title XXIV of the Chilean Securities Market Law.  The deposit and withdrawal of shares of common stock in exchange for ADRs will not be subject to any Chilean taxes.

Capital gains recognized on the sale or exchange of shares of common stock (as distinguished from sales or exchanges of ADSs representing such shares of common stock) by a foreign holder will be subject to both Corporate Tax and the Chilean Withholding Tax (Corporate Tax being creditable against the latter) if:

•                  The foreign holder has held such shares of common stock for less than one year from the exchange of ADSs for the shares of common stock, or

•                  The foreign holder acquired and disposed of the shares of common stock in the ordinary course of its business as a regular trader of stock, or

•                  The sale is made to a company in which the foreign holder holds an interest (10.0% or more of the shares in the case of open stock corporations).

If at least one of these conditions is met, capital gains will be subject to general taxation, this is, both the first category tax and the Chilean withholding tax of 35.0% (being the former creditable against the latter).

If the transaction does not meet any of the three conditions mentioned above, capital gains will be taxed with sole Corporate Income Tax. However, this special regime will be repealed in 2017, moment from which capital gains will be subject to general tax regime, unless the special exemption described in the next paragraph applies.

Finally, an exemption regime is available for capital gains produced by the sale of actively traded stocks (under definitions established by the Chilean IRS) provided that the following requirements established by Article N° 107 of the Chilean Income Tax Law are met:

a)             The seller must have acquired the shares:  (i) on a Chilean stock exchange authorized by the SVS; or (ii) pursuant to a regulated tender offer carried out according to Title XXV of the Chilean Securities Market Law; or (iii) at the time of incorporation of the corporation or pursuant to a capital increase; or (iv) pursuant to the exchange of public traded securities convertible in shares (in this case the acquisition cost of the shares corresponds to the exchange price); or (v) in a redemption of securities from mutual funds;

In regards to shares acquired in a capital increase process (as mentioned in (iii) above) before the company was publicly listed, only the greatest amount between the portion which exceeds the price of the offering on the stock exchange (closing price on the first day of transactions for the IRS) and the book value on the prior day will be exempted.

b)             The shares must be sold:  (i) on a stock exchange authorized by the SVS; (ii) pursuant to a regulated tender offer; or (iii) in a contribution of securities on mutual funds; and

c)              The exemption under analysis also applies if the sale or transfer of shares is executed within 90 days following the day on which they were no longer considered as actively traded.  In such case, the profits exempted from Chilean taxes will correspond to the average price of said shares within the last 90 days in which they were actively traded.  Any profits above the average price will be subject to the general tax regime applicable to the transfer of shares.

Regarding ADSs, the acquisition value of the shares of common stock received in exchange for them will represent the tax basis of such shares.  The acquisition value is determined by the parties in the relevant deposit agreement, and generally corresponds to the highest price at which they are traded on Chilean stock exchanges on the date when the exchange takes place. Consequently, the conversion of ADSs into shares of common stock and the sale of such shares of common stock for the value established under the deposit agreement will not generate a capital gain subject to taxation in Chile in case the sale of shares is made at the same tax basis as of the time of the conversion.

However, as the exchange is generally registered two days after it took place, if the price of the shares goes down, a gain would arise. In order to overcome this situation, on October 1, 1999, the Chilean Internal Revenue Service issued Ruling No. 3,708, allowing Chilean issuers of ADSs to amend the deposit agreements by including a clause stating that when exchanged shares are sold by the ADSs’ holders on a Chilean stock exchange, either on the same day in which the exchange is recorded in the shareholders’ registry of the issuer or within two business days prior to such date, the acquisition price of those exchanged shares will be the price recorded in the invoice issued by the stock broker that participated in the sale.  Consequently, if this clause were included in the deposit agreement, the capital gain that may arise if the exchange date was different from the date in which the shares received in exchange for ADSs were sold will not be subject to taxation. Sale of shares at a higher value of the invoice of the broker will be subject to taxes in Chile.

The distribution and exercise of preemptive rights relating to the shares of common stock will not be subject to Chilean taxation.  Amounts received in exchange for the shares or assignment of preemptive rights relating to the shares will be subject to both Corporate Tax and Chilean Withholding Tax (the former being creditable against the latter to the extent described above).

Stock dividends

Stock dividends (distributions of fully paid-in shares) are free of tax.

Nevertheless, from 2017 onwards capital gains associated with the sale of shares obtained as stock dividends will be subject to the general tax regime. Therefore, foreign investors will be subject to Chilean Withholding Tax on capital gains arising as a consequence of the sale of shares received as stock dividends. However, if the stock complies with the requirements established by Article 107 of Chilean Income Tax Law (see “Capital Gains”), capital gains will be free of tax.

Mutual Funds and Investment Funds

Law No. 20,712, also known as the “Unitary Funds Act”, regulates all aspects related to mutual funds and investment funds, both public and private (creation, accepted investments, administration, forbidden activities, profit taxation, among others), as well as the activity of administrating third-party funds and individual portfolio management.

(1) The main aspects concerning taxation of foreign investments made in mutual and public funds are the following:

a)             In general, foreign investors are subject to a 10% Sole Tax over dividends and other forms of payment of taxable income originated from the Fund’s investments which would generally be subject to Chilean Withholding Tax, except if they are attributed to non-taxable income or income exempted from Chilean Withholding Tax.

b)             The rescue of Fund quotas (capital investments) is not subject to Chilean taxes, only to the extent that the fund has been liquidated.

c)              The capital gains arising from the sale or redemption of Fund’s quotas for reasons other than the Fund’s termination is subject to a 10% Sole Tax.

(2) In the case of Funds that have at least 80% of their investment portfolio invested in certain foreign assets during at least 330 continuous or discontinuous days within the financial year, the foreign investments are taxed according to the following rules:(1)

a)             Dividends attributed to income proceeding from the Fund’s investments in foreign assets (80% or more) are not subject to taxes in Chile. Dividends attributed to income proceeding from the Fund’s investments in Chilean assets (20% or less) are subject to a 10% Sole Tax, except for those who correspond to non-taxable o exempted income.

b)             The capital gains produced by the sale or redemption of fund quotas for reasons other than the Fund’s termination are exempted from Chilean taxes.

c)              Interests attributed to income proceeding from the Fund’s investments in foreign assets (80% or more) are not subject to taxes in Chile. Interests attributed to income proceeding from the Fund’s investments in certain Chilean assets (20% or less) and other specific kinds of investments are subject to a 4% Sole Tax, except for those who correspond to non-taxable o exempted income. No tax credits available.

d)             Whatever the percentage of the investment portfolio of the Fund is invested in foreign assets, dividends and interest payments will be subject to the general tax regime (Corporate Tax plus Chilean Withholding Tax with a credit for paid Corporate Tax) if any individual or entity with

(1)  This special tax treatment also requires that the internal investment policy of the Fund: (a) be in line with such percentage being invested specific foreign assets during the referred period of time; and (b) mandate that all other income proceeding from the remaining percentage of their portfolio investment (local assets) and not exempted from Chilean Withholding Tax be completely distributed among its participants during that year of their perception or during the 180 day-period following said financial year’s closing.

domicile or residence in Chile holds an interest, or is entitled to benefits, of 5% or more in one of the foreign holders, excluding foreign individuals and institutional investors.

Fixed Income (in force according to the Unitary Funds Act)

There are special tax regulations for bonds issued in Chile in a public offering which fulfill specific conditions established in the Chilean Income Tax Law (“104 Bonds”).

The Chilean withholding tax of 4% shall be withheld by the local custodian that is acting as a local tax agent of the foreign investor.

Capital gain produced in the sale of 104 Bonds should be exempted from Chilean taxes provided that:

i.                  They are traded in a continuous auction system; or

ii.               They are held for at least one hour.

The governmental bonds included in a list made by the Treasury Department qualify as 104 Bonds (even if some of the requirements mentioned above are not met) and are suitable for a tax exemption, regardless of its trading system, by virtue of Supreme Decree N° 471 of March 25, 2014.

According to the Chilean Income Tax Law, bonds and other debt instruments issued in Chile by Chilean companies are deemed to be located in Chile and therefore, sourced in Chile for income tax purposes.  Therefore the capital gains arising from their sale is subject to Chilean taxes, even if the seller is a non- resident.  Also, interests arising from debt securities issued through offshore permanent establishments are deemed to be sourced in Chile.

Capital Gains Tax Regime for Foreign Institutional Investors

The Unitary Funds Act contains an exemption rule for capital gains obtained by foreign institutional investors in the sale of debt securities and the sale of shares subject to Article 107 of the Chilean Income tax Law.

According to this rule, capital gains obtained by foreign institutional investors in the sale of debt securities (public offerings not covered by the regime established in the Article 104 of the Chilean Income Tax Law) are exempted from income tax provided they have been issued prior to May 1, 2014 by companies incorporated in Chile and that the investor meets requirements set by the law.

The exemption shall be applicable for securities purchased before the entry in force of Unitary Funds Act (May 1, 2014), provided that the seller complies with the requirements listed in the repealed article 106, even in the case where the transfer of shares has not been made under any of the modalities set out in Article 107 (as described above).

Other Chilean Taxes

There are no Chilean inheritance, gift or succession taxes applicable to the transfer or disposition of the ADSs by a foreign holder; however, according to the Chilean Internal Revenue Service’s criteria, such taxes will generally apply to the transfer at death or by a gift of shares of common stock by a foreign holder. No Chilean stamp, issue, registration or similar taxes or duties apply to foreign holders of ADSs or shares of common stock.

Other Relevant Aspects

Aside from the changes that have been mentioned so far, personal tax for Chilean residents will be reduced in the higher-income bracket from 40% to 35% starting January 1, 2017.

Also, starting January 1, 2016, the Stamp Tax rate increased from 0.4% to 0.8% (this tax mainly affects loans and financing).

United States Federal Income Tax Considerations

The following discussion is a summary of certain U.S. federal income tax considerations that may be relevant to the acquisition, ownership and disposition of shares of our common stock, as well as the ownership and disposition of ADSs received pursuant to a deposit into the ADR facility of shares of our common stock, by a beneficial owner that is:  (i) an individual who is a citizen or resident of the United States; (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia; (iii) an estate the income of which is subject to U.S. federal income tax regardless of its source; or (iv) a trust if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all substantial decisions of the trust (or otherwise if the trust has a valid election in effect under current U.S. Treasury regulations to be treated as a U.S. person).  For purposes of this discussion, we refer to these owners of ADSs or shares of our common stock as “U.S. Holders.”  If a partnership (or any entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds ADSs or shares of our common stock, the tax treatment of a partner generally will depend upon the status of the partner and upon the activities of the partnership.  A prospective investor that is a partnership or a partner in a partnership holding ADSs or shares of our common stock should consult its own tax advisors.

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

Taxation of Dividends

Subject to the discussion below under “—Passive Foreign Investment Companies,” distributions of cash or property (other than shares of our common stock, if any, distributed pro rata to all of our shareholders, including holders of ADSs) paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) with respect to ADSs or shares of our common stock, including the net amount of the Chilean income tax withheld on the distribution (after taking into account the credit for the first category tax as described in Taxation—Chilean Tax Considerations—Cash Dividends and Other Distributions), will be includible in gross income as ordinary income on the date on which the U.S. Holder receives the distribution, in the case of shares of our common stock, or the date the depositary receives the distribution, in the case of ADSs.  To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits as determined for U.S. federal income tax purposes, such excess amounts will be treated first as a non-taxable return of capital to the extent of such U.S. Holder’s tax basis in the shares of our common stock and, thereafter, as capital gain.  As used below, the term “dividend” means a distribution that constitutes a dividend for U.S. federal income tax purposes.  Dividends paid in Chilean pesos generally will be includible in gross income in a U.S. dollar amount calculated by reference to the spot market exchange rate in effect on the date the U.S. Holder receives the dividends, in the case of shares of our common stock, or the date the depositary receives the dividends, in the case of ADSs, regardless of whether the payment is in fact converted into U.S. dollars.  U.S. Holders should consult their own tax advisors regarding the treatment of foreign currency gain or loss, if any, on any Chilean pesos received which are converted into U.S. dollars after they are received.

Dividends paid to corporate U.S. Holders with respect to ADSs or shares of our common stock will not be eligible for the dividends received deduction allowed to corporations under the U.S. Code.  Under current law, dividends received by certain non-corporate U.S. Holders (including individuals) with respect to ADSs will be subject to U.S. federal income tax at preferential rates if the dividends constitute “qualified dividend income” for U.S. federal income tax purposes.  Dividends paid on the ADSs will be treated as qualified dividend income if:

•                  the ADSs are readily tradable on an established securities market in the United States; and

•                  we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a PFIC.

The ADSs are listed on the NYSE, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed.  Moreover, as discussed below under “—Passive Foreign Investment Companies,” we believe that we will not be treated as a PFIC for U.S. federal income tax purposes with respect to our 2015 and current taxable year, and based on our current expectations regarding the value and nature of our assets, the sources and nature of our income, relevant market and shareholder data and our current business plans, we do not anticipate becoming a PFIC in the future.  However, there can be no assurance in this regard because the PFIC determination is made annually and is based on the portion of our assets (including goodwill) and income that is characterized as passive under the PFIC rules and our continued qualification for an exception to the PFIC rules for certain foreign banks.

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

Any gain or loss realized by a U.S. Holder on such a sale, exchange or other taxable disposition of shares of our common stock generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes.  If Chilean income tax is withheld on such sale, exchange or other taxable disposition (see “Item 10. Additional Information—Taxation—Chilean Tax Considerations—Capital Gains”), a U.S. Holder generally would not be able to utilize foreign tax credits in respect of such Chilean income tax unless the U.S. Holder has other income from foreign sources, for purposes of the foreign tax credit limitation rules.  Alternatively, a U.S. Holder may be able to deduct Chilean income taxes paid with respect to a disposition of shares of our common stock against its taxable income, assuming such U.S. Holder does not take a credit for any foreign income taxes paid or accrued during the taxable year and certain other conditions are met.  U.S. Holders should consult their own tax advisors regarding the application of the foreign tax credit limitation rules to their investment in, and disposition of, the shares of our common stock.

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

For this purpose, passive income generally includes, among other things, dividends, interest, rents, royalties, gains from the disposition of passive assets and gains from commodities and securities transactions.  In determining whether a foreign corporation is a PFIC, a pro rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account.

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

Item 11          Quantitative and Qualitative Disclosures About Market Risk

For quantitative and qualitative information related to market risk, see Note 42 to our audited consolidated financial statements as of and for the year ended December 31, 2015 appearing elsewhere in this annual report.

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

Payments by the Depositary

The Depositary has agreed to reimburse us for certain reasonable expenses related to the ADS program, subject to a cap agreed between the Depositary and us.  These reimbursable expenses currently include, but are not limited to, legal fees, NYSE listing fees, investor relations servicing, investor related presentations, ADR-related advertising and public relations in those jurisdictions in which the ADRs may be listed or otherwise quoted for trading, and accountants’ fees in relation to our regulatory filings.  During the year ended December 31, 2015, we did not receive any reimbursements from the depositary, but the Depositary paid U.S.$18,069.92 of broker expenses on our behalf.

PART II

Item 13          Defaults, Dividend Arrearages and Delinquencies

None.

Item 14          Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15          Controls and Procedures

(a) Disclosure Controls and Procedures

We have evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures as of December 31, 2015.

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

Management assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2015.  In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO — 2013 framework) in Internal Control-Integrated Framework.

Based on our assessment and those criteria, management believes that the company maintained effective internal control over financial reporting as of December 31, 2015.

(c) Report of Independent Registered Public Accounting Firm on Internal Controls

Ernst & Young Limitada (“EY Limitada”), the independent registered public accounting firm that has audited our financial statements, has issued an attestation report on our internal control over financial reporting as of December 31, 2015.  This attestation report appears on page F-3 of our audited consolidated financial statements as of and for the year ended December 31, 2015.

(d) Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting during 2015 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A               Audit Committee Financial Expert

Our board of directors has determined that Mr. Jaime Estévez, a member of our directors/audit committee who satisfies the independence requirements of both Chilean law and Rule 10A-3 under the Exchange Act, qualifies as an “audit committee financial expert” pursuant to the Instruction to paragraph (a) of this Item 16A. Mr. Estévez possesses vast financial experience evidenced by the fact that for 5 years he was chairman of the board of directors of Banco del Estado de Chile, a Chilean government-owned bank, served as a director of AFP Provida and AFP Protección, two Chilean private investment pension funds, and from 2006 until 2012 was a director of Endesa Chile S.A. as well as a member of its directors/audit committee and a financial expert.  Prior to such service, Mr. Estévez served as a Congressman for 8 years, a period in which he was a member of the Finance and Budget Committee of the Chilean Congress. Mr. Estévez holds a degree in economics from the Universidad de Chile.

Item 16B               Code of Ethics

In 2008, we adopted a new Code of Ethics, as defined in Item 16B of Form 20-F under the Exchange Act.  The Code of Ethics applies to our Directors and Consultants of our Board, to our chief executive officer, chief financial officer, principal accounting officer and persons performing similar functions, and to all other employees without exception.  A current copy of the Code of Ethics is filed as Exhibit 11.1 to this annual report.

Item 16C               Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent auditors, EY Limitada, during the fiscal years ended December 31, 2013, 2014 and 2015:

	Year ended December 31,
	2013		2014		2015
	(in millions of Ch$)
Audit fees	Ch$	803	Ch$	776	Ch$	822
Audit-related fees	—		—		—
Tax fees	3		22		52
Other fees	—		460		826
Total fees	Ch$	806	Ch$	1,258	Ch$	1,700

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

“Audit-related fees” in the above table are the aggregate fees billed  by EY Limitada for assurance and related services that are reasonably related to the performance of the audit or review of the Bank’s financial statements and are not reported under “audit fees”. Services such as (i) attestation reports not required by statute or regulations and (ii) merger and acquisition due diligence are included on this line item.  During 2013, 2014 and 2015, there were no such services rendered.

“Tax fees” in the above table are the aggregate fees billed by EY Limitada for permitted tax advisory and tax compliance services.

“All Other fees” incurred in 2014 and 2015 were related to certain consulting services such as: (i) operational risk assessment, and (ii) foreign regulations compliance.  During 2013, there were no other services rendered.

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

Item 16E               Purchases of Equity Securities by the Issuer and Affiliated Purchasers

We did not make any purchases of our previously issued shares during the fiscal year ended December 31, 2015.

Item 16F               Change in Registrant’s Certifying Accountant

Not Applicable.

Item 16G              Corporate Governance

Pursuant to Section 303A.11 of the Listed Company Manual of the NYSE, we are required to provide a summary of the significant ways in which our corporate governance practices differ from those required for U.S. companies under the NYSE listing standards.  We are a Chilean bank with shares listed on the Santiago Stock Exchange, the Valparaiso Stock Exchange, the Chilean Electronic Stock Exchange, the LSE and the Latibex and ADSs listed on the New York Stock Exchange.  Our corporate governance practices are governed by our bylaws, the General Banking Law, the Chilean Corporations Law, the Securities Market Law, and the regulations issued by the SBIF.  Therefore, you may not have the same protections afforded to shareholders of U.S. companies under the NYSE listing standards.

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

Item 16H              Mine Safety Disclosure

Not applicable.

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

4.1

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

4.4

Amendment to the Master Joint Venture Agreement between Quiñenco S.A., Citigroup, Inc. and Citibank Overseas Investment Corporation, dated December 19, 2008 (English translation) (filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2008, and incorporated herein by reference).

4.5

Amendment to the Shareholders Agreement between Quiñenco, S.A., Citigroup Chile S.A. and the minority shareholders of LQIF, dated January 9, 2014 (English translation) (filed as an exhibit to our current report on Form 6-K dated January 14, 2014, and incorporated herein by reference).

Exhibit No.	Exhibit
4.6

Amendment to the Master Joint Venture Agreement between Quiñenco S.A., Citigroup, Inc. and Citibank Overseas Investment Corporation, dated January 9, 2014 (English translation) (filed as an exhibit to our current report on Form 6-K dated January 14, 2014, and incorporated herein by reference).

4.7

Merger Agreement between Banco de Chile and Citibank Chile, dated December 26, 2007 (English translation) (filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2007, and incorporated herein by reference).

4.8	Cooperation Agreement between Banco de Chile and Citigroup Inc., dated October 22, 2015 (English translation).*

4.9	Global Connectivity Agreement between Banco de Chile and Citigroup Inc., dated October 22, 2015 (English translation).*

4.10

Asset Purchase Agreement between Banco de Chile and Citibank, N.A., dated December 31, 2007 (English translation) (filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2007, and incorporated herein by reference).

4.11	Trademark License Agreement between Banco de Chile and Citigroup Inc., dated October 22, 2015 .*

4.12

Master Services Agreement between Banco de Chile and Citigroup, Inc., dated September 25, 2009 (filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2009, and incorporated herein by reference).

4.13	Extension No. 1 to Master Services Agreement between Banco de Chile and Citigroup Inc., dated October 22, 2015.*

8.1	List of subsidiaries.*

11.1	Code of Professional Ethics (English translation).*

12.1	Certification under Section 302 of the Sarbanes-Oxley Act of 2002.*

12.2	Certification under Section 302 of the Sarbanes-Oxley Act of 2002.*

13.1	Certification under Section 906 of the Sarbanes-Oxley Act of 2002.*

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

December 31, 2014 and 2015

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

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Banco de Chile:

We have audited the accompanying consolidated statements of financial position of Banco de Chile and subsidiaries (the “Bank”) as of December 31, 2015 and 2014, and the related consolidated statements of comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2015. These consolidated financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Banco de Chile and subsidiaries as of December 31, 2015 and 2014, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2015, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Bank’s internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 28, 2016, expressed an unqualified opinion thereon.

EY Ltda.

Santiago, Chile

April 28, 2016

A member firm of Ernst & Young Global Limited

EY Chile Avda. Presidente Riesco 5435, piso 4, Santiago	Tel: +56 (2) 2676 1000 www.eychile.cl

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Banco de Chile:

We have audited Banco de Chile and subsidiaries’ internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the “COSO criteria”). Banco de Chile and subsidiaries’ management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, Banco de Chile and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of Banco de Chile and subsidiaries as of December 31, 2015 and 2014, and the related consolidated statements of comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2015, and our report dated April 28, 2016, expressed an unqualified opinion thereon.

EY Ltda.

Santiago, Chile

April 28, 2016

A member firm of Ernst & Young Global Limited

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As of December 31, 2014 and 2015

(Expressed in millions of Chilean pesos unless otherwise specified)

		2014	2015	2015
	Notes	MCh$	MCh$	ThUS$
ASSETS
Cash and due from banks	6	915,133	1,361,222	1,921,978
Transactions in the course of collection	6	356,185	319,679	451,371
Financial assets held-for-trading	7	293,458	843,574	1,191,085
Cash collateral on securities borrowed and reverse repurchase agreements	8	27,661	46,164	65,181
Derivative instruments	9	832,267	1,127,122	1,591,441
Loans and advance to banks	10	1,155,365	1,395,544	1,970,439
Loans to customers, net	11	21,400,775	24,022,983	33,919,269
Financial assets available-for-sale	12	1,608,796	1,007,263	1,422,206
Investments in other companies	13	23,043	25,849	36,498
Intangible assets	14	66,859	64,700	91,353
Property and equipment	15	205,403	215,671	304,517
Investments properties	16	15,936	15,042	21,239
Current tax assets	17	—	—	—
Deferred tax assets, net	17	94,240	129,192	182,413
Other assets	18	586,555	483,591	682,806
TOTAL ASSETS		27,581,676	31,057,596	43,851,796
LIABILITIES
Current accounts and other demand deposits	19	6,934,373	8,327,048	11,757,382
Transactions in the course of payments	6	53,049	35,475	50,089
Cash collateral on securities lent and repurchase agreements	8	249,482	184,131	259,984
Saving accounts and time deposits	20	9,721,246	9,907,692	13,989,173
Derivate instruments	9	827,123	1,079,342	1,523,978
Borrowings from financial institutions	21	1,098,716	1,529,627	2,159,758
Debt issued	22	5,057,956	6,102,208	8,616,017
Other financial obligations	23	186,573	173,081	244,382
Current tax liabilities	17	19,030	24,714	34,895
Provisions	24	185,643	182,832	258,150
Employee benefits	25	81,515	74,791	105,601
Other liabilities	26	255,995	261,330	368,985
TOTAL LIABILITIES		24,670,701	27,882,271	39,368,394
EQUITY
Attributable to equity holders of the parent:
Capital		1,944,920	2,041,173	2,882,036
Reserves		431,476	563,271	795,311
Other Comprehensive income		51,072	63,688	89,924
Retained earnings:
Retained earnings from previous periods		65,311	64,986	91,757
Income for the year		595,518	609,903	861,153
Less:
Provisions for minimum dividend		(177,324)	(167,699)	(236,783)
Non-controlling interest		2	3	4
TOTAL EQUITY	28	2,910,975	3,175,325	4,483,402
TOTAL LIABILITIES AND EQUITY		27,581,676	31,057,596	43,851,796

The accompanying notes 1 to 44 are an

integral part of these consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

As of December 31, 2013, 2014 and 2015

(Expressed in millions of Chilean pesos unless otherwise specified)

			2013	2014	2015	2015
		Notes	MCh$	MCh$	MCh$	ThUS$

A.	STATEMENT OF INCOME
	Interest revenue	29	1,765,942	2,045,604	1,908,457	2,694,647
	Interest expense	29	(704,371)	(788,788)	(680,169)	(960,365)
	Net interest income		1,061,571	1,256,816	1,228,288	1,734,282

	Income from fees and commissions	30	386,732	387,452	436,076	615,718
	Expense from fees and commissions	30	(99,639)	(115,264)	(130,097)	(183,691)
	Net fees and commissions income		287,093	272,188	305,979	432,027

	Net financial operating income	31	32,672	35,204	44,412	62,708
	Foreign exchange transactions, net	32	71,457	70,225	57,318	80,930
	Other operating income	37	25,884	27,211	25,486	35,985
	Total operating revenues		1,478,677	1,661,644	1,661,483	2,345,932

	Provision for loan losses	33	(221,653)	(261,566)	(246,222)	(347,653)
	OPERATING REVENUES, NET OF PROVISIONS FOR LOAN LOSSES		1,257,024	1,400,078	1,415,261	1,998,279

	Personnel expenses	34	(323,236)	(384,512)	(381,388)	(538,501)
	Administrative expenses	35	(252,502)	(270,537)	(289,974)	(409,429)
	Depreciation and amortization	36	(27,677)	(32,787)	(31,822)	(44,931)
	Impairments	36	(2,247)	(2,085)	(263)	(371)
	Other operating expenses	38	(13,868)	(37,439)	(22,831)	(32,237)
	TOTAL OPERATING EXPENSES		(619,530)	(727,360)	(726,278)	(1,025,469)

	NET OPERATING INCOME		637,494	672,718	688,983	972,810

	Income attributable to associates	13	1,780	2,486	3,243	4,579
	Income before income taxes		639,274	675,204	692,226	977,389
	Income taxes	17	(89,085)	(79,685)	(82,321)	(116,233)
	NET INCOME FOR THE YEAR		550,189	595,519	609,905	861,156

	Attributable to:
	Equity holders of the parent		550,188	595,518	609,903	861,153
	Non-controlling interest		1	1	2	3

	Net income per share from continued operations attributable to equity holders of the parent:	28	$	$	$	US$
	Basic net income per share		5.73	6.19	6.34	0.009
	Diluted net income per share		5.73	6.19	6.34	0.009

The accompanying notes 1 to 44 are an

integral part of these consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

As of December 31, 2013, 2014 and 2015

(Expressed in millions of Chilean pesos unless otherwise specified)

		2013	2014	2015	2015
	Notes	MCh$	MCh$	MCh$	ThUS$
B. CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

NET INCOME FOR THE YEAR		550,189	595,519	609,905	861,156

Other comprehensive income that will be reclassified subsequently to profit or loss

Net unrealized gains (losses):
Net change in unrealized gains (losses) on available for sale instruments	12	14,518	7,531	7,243	10,227
Gains and losses on derivatives held as cash flow hedges	9	(18,069)	29,756	9,971	14,079
Cumulative translation adjustment		71	80	2	3
Subtotal Other comprehensive income before income taxes		(3,480)	37,367	17,216	24,309

Income tax		710	(9,294)	(4,600)	(6,495)

Total other comprehensive income items that will be reclassified subsequently to profit or loss		(2,770)	28,073	12,616	17,814

Other comprehensive income that will not be reclassified subsequently to profit or loss

Expense in defined benefit plans		(166)	(399)	(33)	(47)

Subtotal other comprehensive income before income taxes		(166)	(399)	(33)	(47)

Income taxes		33	103	9	13

Total other comprehensive income items that will not be reclassified subsequently to profit or loss		(133)	(296)	(24)	(34)

Subtotal other comprehensive income		(2,903)	27,777	12,592	17,780

TOTAL CONSOLIDATED COMPREHENSIVE INCOME		547,286	623,296	622,497	878,936

Attributable to:
Equity holders of the parent		547,285	623,295	622,495	878,933
Non-controlling interest		1	1	2	3

Comprehensive net income per share from continued operations attributable to equity holders of the parent:		$	$	$	US$
Basic net income per share		5.70	6.48	6.48	0.01
Diluted net income per share		5.70	6.48	6.48	0.01

The accompanying notes 1 to 44 are an

integral part of these consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

for the years ended December 31, 2013, 2014 and 2015

(Expressed in millions of Chilean pesos unless otherwise specified)

			Reserves		Other comprehensive income			Retained earnings
		Paid-in capital	Other reserves	Reserves from earnings	Unrealized gains (losses) on available for sale instruments	Cumulative translation adjustment	Cash flow hedge adjustment	Retained earnings from previous periods	Income for the year	Provision for minimum dividends	Attributable to equity holders of the parent	Non-controlling interest	Total equity
	Notes	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2013		1,629,078	97,533	197,644	24,829	(94)	1,034	65,311	479,880	(139,755)	2,355,460	2	2,355,462
Capitalization of retained earnings	28	86,202	—	—	—	—	—	—	(86,202)	—	—	—	—
Retention (release) earnings		—	—	48,463	—	—	—	—	(48,463)	—	—	—	—
Income distribution		—	1,760	—	—	—	—	—	(1,760)	—	—	—	—
Defined benefit plans adjustment		—	(133)	—	—	—	—	—	—	—	(133)	—	(133)
Equity adjustment investment in other companies		—	2	—	—	—	—	—	—	—	2	—	2
Dividends distributions and paid		—	—	—	—	—	—	—	(343,455)	139,755	(203,700)	(1)	(203,701)
Cumulative translation adjustment		—	—	—	—	71	—	—	—	—	71	—	71
Valuation adjustment on available-for-sale instruments (net)		—	—	—	11,614	—	—	—	—	—	11,614	—	11,614
Cash flow hedge adjustment, net		—	—	—	—	—	(14,455)	—	—	—	(14,455)	—	(14,455)
Subscription and payment of shares	28	134,071	—	—	—	—	—	—	—	—	134,071	—	134,071
Income for the year		—	—	—	—	—	—	—	550,188	—	550,188	1	550,189
Provision for minimum dividends		—	—	—	—	—	—	—	—	(154,081)	(154,081)	—	(154,081)
Balances as of December 31, 2013		1,849,351	99,162	246,107	36,443	(23)	(13,421)	65,311	550,188	(154,081)	2,679,037	2	2,679,039
Balances as of January 1, 2014		1,849,351	99,162	246,107	36,443	(23)	(13,421)	65,311	550,188	(154,081)	2,679,037	2	2,679,039
Capitalization of retained earnings	28	95,569	—	—	—	—	—	—	(95,569)	—	—	—	—
Retention (release) earnings		—	—	86,499	—	—	—	—	(86,499)	—	—	—	—
Defined benefit plans adjustment		—	(296)	—	—	—	—	—	—	—	(296)	—	(296)
Equity adjustment investment in other companies		—	4	—	—	—	—	—	—	—	4	—	4
Dividends distributions and paid		—	—	—	—	—	—	—	(368,120)	154,081	(214,039)	(1)	(214,040)
Cumulative translation adjustment		—	—	—	—	80	—	—	—	—	80	—	80
Valuation adjustment on available-for-sale instruments (net)		—	—	—	4,486	—	—	—	—	—	4,486	—	4,486
Cash flow hedge adjustment, net		—	—	—	—	—	23,507	—	—	—	23,507	—	23,507
Income for the year		—	—	—	—	—	—	—	595,518	—	595,518	1	595,519
Provision for minimum dividends		—	—	—	—	—	—	—	—	(177,324)	(177,324)	—	(177,324)
Balances as of December 31, 2014		1,944,920	98,870	332,606	40,929	57	10,086	65,311	595,518	(177,324)	2,910,973	2	2,910,975
Balances as of January 1, 2015		1,944,920	98,870	332,606	40,929	57	10,086	65,311	595,518	(177,324)	2,910,973	2	2,910,975
Capitalization of retained earnings	28	96,253	—	—	—	—	—	—	(96,253)	—	—	—	—
Retention (release) earnings		—	—	131,820	—	—	—	—	(131,820)	—	—	—	—
Defined benefit plans adjustment		—	(24)	—	—	—	—	—	—	—	(24)	—	(24)
Capital increase investment in other companies		—	(1)	—	—	—	—	—	—	—	(1)	—	(1)
Dividends distributions and paid		—	—	—	—	—	—	—	(367,445)	177,324	(190,121)	(1)	(190,122)
Cumulative translation adjustment		—	—	—	—	—	7,728	—	—	—	7,728	—	7,728
Valuation adjustment on available-for-sale instruments (net)		—	—	—	4,886	—	—	—	—	—	4,886	—	4,886
Cash flow hedge adjustment, net		—	—	—	—	2	—	—	—	—	2	—	2
Income for the year		—	—	—	—	—	—	—	609,903	—	609,903	2	609,905
Equity adjustment investment in other companies		—	—	—	—	—	—	(325)	—	—	(325)	—	(325)
Provision for minimum dividends		—	—	—	—	—	—	—	—	(167,699)	(167,699)	—	(167,699)
Balances as of December 31, 2015		2,041,173	98,845	464,426	45,815	59	17,814	64,986	609,903	(167,699)	3,175,322	3	3,175,325

* As of December 31, 2013, 2014 and 2015 total other comprehensive income is MCh$22,999, MCh$51,072 and MCh$63,688, respectively.

The accompanying notes 1 to 44 are an

integral part of these consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

for the years ended December 31, 2013, 2014 and 2015

(Expressed in millions of Chilean pesos unless otherwise specified)

		2013	2014	2015	2015
	Notes	MCh$	MCh$	MCh$	ThUS$
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income for the year		550,189	595,519	609,905	861,156
Items that do not represent cash flows:
Depreciation and amortization	36	27,677	32,787	31,822	44,931
Impairment property and equipment	36	2,247	2,085	263	371
Provision for loan losses	33	260,919	306,126	306,339	432,536
Provision financial guarantees	33	(3,689)	(1,749)	(7,168)	(10,121)
Fair value adjustment of financial assets held-for-trading		(1,612)	1,764	1,273	1,797
Income attributable to associates	13	(1,780)	(2,486)	(3,243)	(4,579)
Net gain on sales of assets received in lieu of payment	37	(6,126)	(1,223)	(1,569)	(2,215)
Net gain loss on sales of property and equipment		(219)	(156)	(204)	(288)
Other charges (credits) to income that do not represent cash flows		(2,670)	(2,657)	(2,868)	(4,049)
(Gain) loss from foreign exchange transactions of other assets and other liabilities		(148,118)	(246,060)	(545,380)	(770,050)
Net changes in interest and fee accruals		29,324	(128,527)	132,751	187,438

Changes in assets and liabilities that affect operating cash flows:
(Increase) decrease in loans and advances to banks, net		281,524	(94,186)	(239,618)	(338,329)
(Increase) decrease in loans to customers, net		(2,198,972)	(941,244)	(2,723,991)	(3,846,141)
(Increase) decrease in financial assets held-for-trading, net		(165,645)	31,679	(550,295)	(776,989)
Increase in deferred taxes, net	17	(620)	(37,819)	(34,952)	(49,351)
Increase in current accounts and other demand deposits		512,875	948,593	1,392,434	1,966,048
Increase (decrease) in payables from repurchase agreements and security lending		33,016	5,282	(59,374)	(83,833)
Increase (decrease) in saving accounts and time deposits		797,009	(650,150)	189,893	268,120
(Increase) decrease in other operating assets and liabilities		(113,587)	(40,484)	(143,504)	(202,621)
Proceeds from sale of assets received in lieu of payment		8,453	4,132	7,769	10,969
Total cash flows from operating activities		(139,805)	(218,774)	(1,639,717)	(2,315,200)

CASH FLOWS FROM INVESTING ACTIVITIES:
(Increase) decrease in financial assets available-for-sale		(387,578)	76,809	605,772	855,322
Purchases of property and equipment	15	(12,249)	(31,513)	(31,476)	(44,443)
Proceeds from sales of property and equipment		505	200	575	812
Purchases of intangible assets	14	(5,511)	(5,382)	(8,519)	(12,028)
Investments in other companies		(1,440)	(6,608)	(314)	(445)
(Increase) decrease in other assets and liabilities		(3,922)	4,756	750	1,059
Dividends received from investments in other companies	13	956	195	663	936
Total cash flows from investing activities		(409,239)	38,457	567,451	801,213

CASH FLOWS FROM FINANCING ACTIVITIES:
Increase (decrease) in borrowings from financial institutions		(117,850)	110,091	430,098	607,277
Increase (decrease) in other financial obligations		54,074	(18,883)	(9,593)	(13,545)
Increase (decrease) in borrowings from Central Bank		(7)	(2)	(3)	(4)
Other long-term borrowings		609	7,091	13,803	19,489
Payment of other long-term borrowings		(6,285)	(13,211)	(17,744)	(25,054)
Repayment of mortgage finance bonds		(20,734)	(16,713)	(13,059)	(18,439)
Proceeds from bond issuances	22	1,097,345	736,212	1,342,224	1,895,154
Proceeds from commercial papers (short-term bonds)	22	509,920	1,090,340	1,128,183	1,592,939
Redemption from bond issuances		(536,823)	(1,149,274)	(1,292,647)	(1,825,154)
Subscription and payment of shares	28	134,071	—	—	—
Dividends paid	28	(343,455)	(368,120)	(367,445)	(518,814)
Total cash flows from financing activities		770,865	377,531	1,213,817	1,713,849

TOTAL NET POSITIVE (NEGATIVE) CASH FLOWS FOR THE YEAR		221,821	197,214	141,551	199,862
Net effect of exchange rate changes on cash and cash equivalents		60,437	46,222	78,152	110,347
Cash and cash equivalents at beginning of year		964,480	1,246,738	1,490,174	2,104,052
Cash and cash equivalents at end of year	6	1,246,738	1,490,174	1,709,877	2,414,261
Supplemental disclosure of cash flow information:
Cash paid during the year for:
Income taxes paid		19,525	2,091	13,659	19,286
Interest received		1,669,559	1,705,103	1,687,598	2,382,805
Interest paid		(581,066)	(588,572)	(335,714)	(474,012)

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

Banco de Chile (“Banco de Chile” or the “Bank”) is a Corporation organized under the laws of the Republic of Chile, regulated by the Superintendency of Banks and Financial Institutions (“SBIF”).  Since 2001 — when the Bank was first listed on the New York Stock Exchange (“NYSE”), in the course of its American Depository Receipt (ADR) program. Banco de Chile also complies with the regulations published by the United States Securities and Exchange Commission (“SEC”).

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

The consolidated financial statements of the Bank for the year ended December 31, 2015 were authorized for issuance in accordance with the directors’ resolution on April 28, 2016.

2.              Summary of Significant Accounting Principles:

(a)         Basis of preparation:

The Bank’s consolidated financial statements for the years 2013, 2014 and 2015 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The bank presents its statement of financial position broadly in order of liquidity.  An analysis regarding recovery or settlement within 12 months after the statement of financial position date (current) and more than 12 months after the statement of financial position date (non—current) is presented in note 41.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

2.              Summary of Significant Accounting Principles, continued:

(b)         Basis of consolidation:

The financial statements of Banco de Chile as of and for the years ended December 31, 2014 and 2015 have been consolidated with those of its subsidiaries.  The financial statements of the bank’s subsidiaries are prepared for the same reporting year as for Banco de Chile, using consistent accounting policies.

(i)             Subsidiaries

Consolidated financial statements as of December 31, 2014 and 2015 incorporate financial statements of the Bank and its subsidiaries.  According IFRS 10 —“Consolidated Financial Statements”, control requires exposure or rights to variable returns and the ability to affect those returns through power over an investee. Specifically the Bank has power over the investee when it has existing rights that give it the ability to direct the relevant activities of the investee.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

2.              Summary of Significant Accounting Principles, continued:

(b)         Basis of consolidation, continued:

(i)             Subsidiaries, continued:

The following table details the entities in which the Bank, directly or indirectly — owns a controlling interest and that are therefore consolidated in these financial statements:

				Interest Owned
				Direct		Indirect		Total
			Functional	2014	2015	2014	2015	2014	2015
RUT	Subsidiaries	Country	Currency	%	%	%	%	%	%
44,000,213-7	Banchile Trade Services Limited(*)	Hong Kong	US$	100.00	100.00	—	—	100.00	100.00
96,767,630-6	Banchile Administradora General de Fondos S.A.	Chile	Ch$	99.98	99.98	0.02	0.02	100.00	100.00
96,543,250-7	Banchile Asesoría Financiera S.A.	Chile	Ch$	99.96	99.96	—	—	99.96	99.96
77,191,070-K	Banchile Corredores de Seguros Ltda.	Chile	Ch$	99.83	99.83	0.17	0.17	100.00	100.00
96,571,220-8	Banchile Corredores de Bolsa S.A.	Chile	Ch$	99.70	99.70	0.30	0.30	100.00	100.00
96,932,010-K	Banchile Securitizadora S.A.	Chile	Ch$	99.00	99.01	1.00	0.99	100.00	100.00
96,645,790-2	Socofin S.A.	Chile	Ch$	99.00	99.00	1.00	1.00	100.00	100.00
96,510,950-1	Promarket S.A.	Chile	Ch$	99.00	99.00	1.00	1.00	100.00	100.00

(*)           On May 29, 2014 the Board of Directors of Banco de Chile agreed to dissolve liquidate and terminate this entity. The completion of this process is expected during the second half of 2016.

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

According to the equity method, the Bank’s investment in an associate is initially recorded at cost, and subsequently increased (or decreased) to reflect both the Bank’s pro rata share of the post-acquisition net income (or loss) of the associate and other movements directly recognized in the associate’s equity.  Goodwill arising from the acquisition of an associate is included in the carrying value of the investment (net of any accumulated impairment loss).  Since goodwill is not reported separately, an associate is not tested individually for impairment.  Rather, the entire investment is tested for impairment as described below.

After the application of the equity method, the Bank determines whether it is necessary to recognize an additional impairment lost on the Bank’s investment in an associate.  The Bank determines at each reporting date whether there is objective evidence that the investment in the associate is impaired.  If this is the case, the Bank calculates the amount of impairment as the difference between the recoverable amount of the associate and its carrying value and recognizes the amount in its income statement.

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

According to IFRS 11, an entity shall determine the type of joint arrangement: “Joint Operation” or “Joint Venture”.

For investments defined as a “Joint Operation”, the assets, liabilities, income and expenses are recognized by the participation in the joint operation.

Investments defined as a “Joint Venture” will be registered according to the equity method.

Investments that, for their characteristics, are defined as “Joint Ventures” include the following:

•                  Artikos S.A.

•                  Servipag Ltda.

(iii)       Structured entities

Special purpose entities (“SPEs”) are generally created to comply with a specific and well-defined objective, such as securitizing specific assets or carrying out a specific loan transaction.  An SPE is consolidated if, based on an assessment of its relationship with the Bank and the risks and benefits over the SPE, the Bank concludes that it has control of the SPE.  The Bank only deems as an unconsolidated SPE the segregated equity No. 17 which is currently managed by “Banchile Securitizadora S.A.”

As of December 31, 2014 and 2015, the Bank does not control any SPEs.

(iv)      Asset management services investments and mutual funds

The Bank, through its subsidiary Banchile Administradora General de Fondos S.A., manages assets through investment and mutual funds and other investment products on behalf of investors.

According to IFRS 10, for consolidation purposes, it is necessary to evaluate the role of the Bank and its subsidiaries in the funds that it manages, determining its role of Agent or Principal. When assessing whether an investor controls an investee, an investor with decision-making rights must determine whether it acts as a Principal or as an Agent for other parties. A number of factors are considered in making this assessment, including the following:

•                  Scope to make decision over the investee.

•                  Rights held by other parties.

•                  Remuneration according to compensation arrangements.

•                  Exposition of the decision maker to the variability of returns from other interests that keeps the investee.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

2.              Summary of Significant Accounting Principles, continued:

(b)         Basis of consolidation, continued:

(iv)      Asset management services investments and mutual funds, continued:

The Bank and its subsidiaries manage investments and mutual funds on behalf and for the benefit of investors, acting only as an Agent in this relationship. Under this category, and as per the aforementioned rule, these funds are not controlled by the Bank or its subsidiaries.

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

(ii)          Derecognition of financial assets and liabilities, continued:

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

Fair value estimates obtained from models are adjusted for any other factors, such as model uncertainties, to the extent that the Bank believes that a third-party market participant would take them into account in pricing a transaction.

The Bank’s fair value disclosures are included in Note 40.

(g)          Loans and advances to banks:

Loans and advances to customers include non—derivative financial assets with fixed or determinable payments, such as domestic banks and foreign banks including the Chilean Central Bank.

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

(i)             Loan classification, continued:

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

(iii)       Lease contracts

Accounts receivable relating to leasing contracts, included under the caption “Loans to customers”, correspond to periodic rent installments of contracts, which meet the definition to be classified as financial leases and are presented at their nominal value net of unearned interest as of each year-end.

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

(v)         Impairment of loans

At each year ended date, Banco de Chile and its subsidiaries assess whether there is objective evidence that a loan asset or a group of loans is impaired.  A loan asset or a group of loans is considered impaired, and impairment losses are incurred if:

(a)         there is objective evidence of impairment as a result of a loss event that occurred after the initial recognition of the asset and up to the balance sheet date (“a loss event”);

(b)         the loss event had an impact on the estimated future cash flows of the financial asset or the group of financial assets; and,

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

(i)             Allowances for individual evaluations:

An individual analysis of debtors is applied to individuals and companies that are of such significance with respect to size, complexity or level of exposure to the Bank, that they must be analyzed in detail.  All corporate customers are evaluated individually and for commercial customers the cut-off amount for the individual evaluation is MCh$512,582.

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

(ii)          Allowances for group evaluations:

The collective assessment of impairment is used primarily to establish an allowance amount relating to loans that are either individually significant but for which there is no objective evidence of impairment, or are not individually significant but for which there is, on a portfolio basis, a loss amount that is probable of having occurred and is reasonably estimable.  The loss amount has two components.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

2.              Summary of Significant Accounting Principles, continued:

(h)         Loans to customers, continued:

(v)         Impairment of loans, continued:

Loans are written-off when collection efforts have been exhausted, but not later than the following maximum periods:

Type of Loan	Term
Consumer loans — secured and unsecured	6 months
Other transactions — unsecured	24 months
Commercial loans — secured	36 months
Residential mortgage loans	48 months
Consumer leases	6 months
Other non-real estate lease transactions	12 months
Real estate leases (commercial or residential)	36 months

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

2.              Summary of Significant Accounting Principles, continued:

(j)            Finance and operating leases, continued:

The Bank acting as lessee

Assets held under finance leases are initially recognized on the balance sheet at an amount equal to the fair value of the leased property or, if lower, the present value of the minimum lease payments.  The corresponding liability to the lessor is included in the balance sheet as a finance lease obligation.  The discount rate used in calculating the present value of the minimum lease payments is either the interest rate implicit in the lease, if it is practicable to determine, or the incremental borrowing rate.  Contingent rentals are recognized as expense in the periods in which they are incurred.  As of December 31, 2014 and 2015, the Bank and its subsidiaries have not signed contracts of this nature.

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

Estimated useful lives for 2014 and 2015 are as follows:

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

2.              Summary of Significant Accounting Principles, continued:

(t)            Transactions in foreign currency, continued:

Assets and liabilities in foreign currencies are shown at their equivalent value in Chilean pesos, calculated using the following exchange rates as of December 31, 2014 and 2015: Ch$606.09 and Ch$708.24 to US$1, Ch$5.08 and Ch$5.87 per JPY1, Ch$737.43 and Ch$772.83 per EUR1.

The gain of MCh$57,318 (gain of MCh$70,225 in 2014) for net foreign exchange income shown in the Consolidated Statement of Comprehensive Income includes recognition of the effects of exchange rates variations on assets and liabilities in foreign currency or indexed to exchange rates, and the result of foreign exchange transactions conducted by the Bank and its subsidiaries.

(u)         Derivative instruments:

Derivative instruments, which include foreign currency and UF forwards, interest rate forwards, currency and interest rate swaps, currency and interest rate options and other financial derivative instruments, are recorded in the Statement of Financial Position at fair value regardless of whether they are held-for-trading or for non-trading purposes.

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

Interest and indexations of financial assets held to maturity and available-for-sale are included in the line item “Interest revenue”. The dividends earned while holding available—for—sale financial investments are recognized in the income statement as “Interest revenue” once the right to receive the payment has been established.

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

As of December 31, 2014 and 2015, the Bank does not hold held to maturity instruments.

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

Obligations for this defined benefit plan are valued according to the projected unit credit actuarial valuation method, using inputs such as staff turnover rates, expected growth in wages and the probability that this benefit will be used, discounted at current long-term rates (4.38% as of December 31, 2014 and  4.60% as of December 31, 2015).  The discount rate used corresponds to the return on bonds of the Central Bank with a maturity period of 10 years.

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

Diluted earnings per share is determined in a similar manner as basic earnings per share, but the average weighted number of shares in circulation is adjusted to account for the dilutive effect of stock options, warrants and convertible debt.  As of December 31, 2014 and 2015, the Bank does not have any instruments or contracts that could cause dilutions.  Therefore, no adjustments have been made.

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

In 2015, no new standards were adopted.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

4.              Changes in Accounting policies and Disclosures:

During the period ended December 31, 2015, there have been no accounting changes that may significantly affect these consolidated financial statements.

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

•                  Banchile Trade Services Limited

•                  Socofin S.A.

•                  Promarket S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

5.              Segment Reporting, continued:

The financial information used to measure the performance of the Bank’s business segments is not necessarily comparable with similar information from other financial institutions because it is based on internal reporting policies.  The accounting policies used to prepare the Bank’s operating segment information are similar to those described in Note 2, “Summary of Significant Accounting Principles”. The Bank obtains the majority of its income from:  interest, revaluations and fees, discounted credit cost and expenses. Management is mainly focused on these concepts in its evaluation of segment performance and decision-making regarding goals and allocation of resources for each individual unit.  Although the results of the segments reconcile with those of the Bank at total level, it is not thus necessarily concerning the different concepts, since the management is measured and controlled in individual form and additionally applies the following criteria:

•                  The net interest margin of loans and deposits is measured on an individual transaction and individual client basis.  For that purposes, it is considered the volume of each operation and its contribution margin, that at the same time corresponds to the difference between effective rate of the client and the internal transfer price established according to terms and currency of each operation.

•                  The internal performance profitability system considers capital allocation in each segment in accordance to the Basel guidelines.

•                  Operating expenses are distributed at each area level.  The Bank allocates all of its indirect operating costs to each business segment by utilizing a different cost driver in order to allocate such costs to the specific segment.

The Bank did not enter into transactions with any particular customer or third party that collectively generated more than 10% of the Bank’s total income in 2014 and 2015.

Taxes are managed at the consolidated level and are not allocated to business segments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

5.              Segment Reporting, continued:

	As of December 31, 2013
	Retail	Wholesale	Treasury	Subsidiaries	Subtotal	Reclassifications and adjustments to conform IFRS		Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	Note	MCh$
Net interest income	737,476	303,128	23,269	(12,143)	1,051,730	9,841		1,061,571
Net fees and commissions income	150,195	42,615	(1,355)	106,280	297,735	(10,642)		287,093
Other operating income	35,551	57,320	(5,607)	32,439	119,703	10,310		130,013
Total operating revenue	923,222	403,063	16,307	126,576	1,469,168	9,509	(1)	1,478,677
Provisions for loan losses	(203,586)	(38,031)	47	(43)	(241,613)	19,960	(2)	(221,653)
Depreciation and amortization	(20,068)	(5,912)	(1,182)	(1,747)	(28,909)	1,232	(3)	(27,677)
Other operating expenses	(397,456)	(112,528)	(5,171)	(92,023)	(607,178)	15,325	(4)	(591,853)
Income attributable to associates	1,123	814	95	39	2,071	(291)		1,780
Income before income taxes	303,235	247,406	10,096	32,802	593,539	45,735		639,274
Income taxes					(79,936)	(9,149)	(5)	(89,085)
Income after income taxes					513,603	36,586		550,189

Assets	10,635,940	10,385,698	4,319,777	634,466	25,975,881	(158,594)		25,817,287
Current and deferred taxes					109,335	(52,914)		56,421
Total assets					26,085,216	(211,508)	(6)	25,873,708

Liabilities	8,299,048	9,633,395	5,378,699	482,627	23,793,769	(606,231)		23,187,538
Current and deferred taxes					7,131	—		7,131
Total liabilities					23,800,900	(606,231)	(7)	23,194,669

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

(3)         The total effect relates to IFRS adjustments of MCh$1,232, which stems from the amortization of intangibles and depreciation of property and equipment acquired through business combinations.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

5.              Segment Reporting, continued:

	As of December 31, 2014
	Retail	Wholesale	Treasury	Subsidiaries	Subtotal	Reclassifications and adjustments to conform IFRS		Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	Note	MCh$
Net interest income	836,917	379,456	35,005	(8,834)	1,242,544	14,272		1,256,816
Net fees and commissions income	134,635	40,316	(1,825)	114,246	287,372	(15,184)		272,188
Other operating income	30,580	60,278	13,871	29,552	134,283	(1,643)		132,640
Total operating revenue	1,002,133	480,050	47,051	134,964	1,664,199	(2,555)	(1)	1,661,644
Provisions for loan losses	(232,802)	(51,348)	—	157	(283,993)	22,427	(2)	(261,566)
Depreciation and amortization	(22,497)	(5,324)	(296)	(2,384)	(30,501)	(2,286)	(3)	(32,787)
Other operating expenses	(464,323)	(134,211)	(4,364)	(99,060)	(701,958)	7,385	(4)	(694,573)
Income attributable to associates	1,867	584	50	360	2,861	(375)		2,486
Income before income taxes	284,379	289,751	42,441	34,037	650,608	24,596		675,204
Income taxes					(59,527)	(20,158)	(5)	(79,685)
Income after income taxes					591,081	4,438		595,519

Assets	11,789,339	10,307,291	4,981,302	538,445	27,616,377	(128,941)		27,487,436
Current and deferred taxes					167,840	(73,600)		94,240
Total assets					27,784,217	(202,541)	(6)	27,581,676

Liabilities	8,419,469	9,664,423	6,754,592	391,547	25,230,031	(578,360)		24,651,671
Current and deferred taxes					19,030	—		19,030
Total liabilities					25,249,061	(578,360)	(7)	24,670,701

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

(3)         The total effect relates to IFRS adjustments of MCh$(2,286), which stems from the amortization of intangibles and depreciation of property and equipment acquired through business combinations.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

5.              Segment Reporting, continued:

	As of December 31, 2015
	Retail	Wholesale	Treasury	Subsidiaries	Subtotal	Reclassifications and adjustments to conform IFRS		Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	Note (*)	MCh$
Net interest income	840,333	355,783	27,942	(6,380)	1,217,678	10,610		1,228,288
Net fees and commissions income	150,249	43,853	(2,163)	128,881	320,820	(14,841)		305,979
Other operating income	24,908	64,861	10,355	24,838	124,962	2,254		127,216
Total operating revenue	1,015,490	464,497	36,134	147,339	1,663,460	(1,977)	(1)	1,661,483
Provisions for loan losses	(229,669)	(73,510)	—	117	(303,062)	56,840	(2)	(246,222)
Depreciation and amortization	(21,275)	(5,364)	(267)	(2,631)	(29,537)	(2,285)	(3)	(31,822)
Other operating expenses	(464,587)	(138,638)	(4,770)	(105,811)	(713,806)	19,350	(4)	(694,456)
Income attributable to associates	2,521	716	34	401	3,672	(429)		3,243
Income before income taxes	302,480	247,701	31,131	39,415	620,727	71,499		692,226
Income taxes					(61,730)	(20,591)	(5)	(82,321)
Income after income taxes					558,997	50,908		609,905

Assets	14,431,003	11,866,488	4,362,051	523,080	31,182,622	(254,218)		30,928,404
Current and deferred taxes					223,019	(93,827)		129,192
Total assets					31,405,641	(348,045)	(6)	31,057,596

Liabilities	9,726,434	9,934,304	8,605,278	374,824	28,640,840	(783,283)		27,857,557
Current and deferred taxes					24,714	—		24,714
Total liabilities					28,665,554	(783,283)	(7)	27,882,271

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

5.              Segment Reporting, continued:

Reclassifications and adjustments to conform IFRS

(1)         The total effect due to the elimination adjustments to conform the total operating revenue is MCh$(17,105).  The total effect of IFRS adjustments is MCh$15,128 which mainly stems from the reclassification of interest on repurchase agreements and suspended interest recognition.

(2)         The total effect relates to IFRS adjustments of MCh$56,840, which mainly stems from differing allowances for loan losses.

(3)         The total effect relates to IFRS adjustments of MCh$(2,285), which stems from the amortization of intangibles and depreciation of property and equipment acquired through business combinations.

(4)         The total effect due to the elimination adjustments to conform other operating expenses is MCh$17,105.  The total effect of IFRS adjustments is MCh$2,245, which represents reversal of write-offs of assets received in lieu of payments.

(5)         The total effect relates to IFRS adjustments of MCh$(20,591), which stems from deferred taxes.

(6)         The total effect due to the elimination adjustments to conform the consolidated financial position data in assets is MCh$(148,929).  The total effect of IFRS adjustments in assets is MCh$(199,116), which mainly stems from deviating allowances for loan losses, the acquisition of Citibank Chile and deferred taxes effects.

(7)         The total effect due to the elimination adjustments to conform the consolidated financial position data in liabilities is MCh$(148,929).  The total effect of IFRS adjustments in liabilities is MCh$(634,354), which mainly stems from providing for minimum dividends and differing allowances for loan losses.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

6.              Cash and Cash Equivalents:

(a)         Details of cash and cash equivalents and its reconciliation to the statement of cash flows at each period are as follows:

	2014	2015
	MCh$	MCh$
Cash and due from banks:
Cash (*)	476,429	672,253
Current account with the Central Bank (*)	147,215	111,330
Deposits in other domestic banks	12,778	9,676
Deposits abroad	278,711	567,963
Subtotal - Cash and due from banks	915,133	1,361,222

Transactions in the course of collection	303,136	284,204
Highly liquid financial instruments (shown in other assets)	255,013	23,080
Repurchase agreements	16,892	41,371
Total cash and cash equivalents	1,490,174	1,709,877

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

(b)         Transactions in the course of collection:

Transactions in the course of collection are transactions for which the only remaining step is settlement, which will increase or decrease the funds in the Central Bank or in foreign banks, normally occurring within 24 to 48 business hours and are detailed as follows:

	2014	2015
	MCh$	MCh$
Assets
Documents drawn on other banks (clearing)	290,866	293,908
Funds receivable	65,319	25,771
Subtotal transactions in the course of collection	356,185	319,679

Liabilities
Funds payable	(53,049)	(35,475)
Subtotal transactions in the course of payment	(53,049)	(35,475)
Total transactions in the course of collection	303,136	284,204

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

7.              Financial Assets Held-for-Trading:

The details of financial instruments classified as held-for-trading are as follows:

	2014	2015
	MCh$	MCh$
Instruments issued by the Chilean Government and Central Bank:
Central Bank bonds	13,906	46,068
Central Bank promissory notes	2,996	103,832
Other instruments issued by the Chilean Government and Central Bank	71,968	100,016

Other instruments issued in Chile
Mortgage bonds from domestic banks	9	—
Bonds from domestic banks	3,197	21
Deposits in domestic banks	199,665	583,217
Bonds issued by Chilean companies	1,351	—
Other instruments issued in Chile	366	10,420
Instruments issued by foreign institutions
Other instruments issued abroad	—	—
Total	293,458	843,574

In “Instruments issued by the Chilean Government and Central Bank of Chile” are classified instruments sold under agreements to repurchase to customers and financial instruments, by an amount of MCh$9,244 as of December 31, 2015 (as of December 31, 2014 was no balance).

Repurchase agreements have an average expiration of 6 days as of year-end.

“Other instruments issued in Chile” include instruments sold under repurchase agreements with customers and financial instruments amounting to MCh$149,333 as of December 31, 2015 (MCh$148,525 in 2014).

Repurchase agreements have an average expiration of 10 days as of year-end (12 days in 2014).

Additionally, the Bank holds financial investments in mortgage finance bonds issued by itself in the amount of MCh$25,303 as of December 31, 2015 (MCh$32,956 in 2014), which are presented as a reduction of the liability line item “Debt issued”.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

8.              Cash collateral on securities and reverse repurchase agreements:

(a)         The Bank provides financing to its customers through “Receivables from Repurchase Agreements and Security Borrowing”, in which the financial instrument serves as collateral.  As of December 31, 2014 and 2015, the Bank has the following receivables resulting from such transactions:

	Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total
	2014	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014	2015
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Instruments issued by the Chilean Government and Central Bank
Central Bank bonds	820	—	—	—	—	—	—	—	—	—	—	—	820	—
Central Bank promissory notes	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments issued by the Chilean Government and Central Bank	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other Instruments Issued in Chile
Deposit promissory notes from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Mortgage bonds from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Bonds from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Deposits in domestic banks	—	3,461	—	—	—	—	—	—	—	—	—	—	—	3,461
Bonds from other Chilean companies	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments issued in Chile	11,043	32,448	6,291	8,704	9,507	1,551	—	—	—	—	—	—	26,841	42,703
Total	11,863	35,909	6,291	8,704	9,507	1,551	—	—	—	—	—	—	27,661	46,164

As part of reverse repurchase and securities borrowing agreements the Bank has received securities that it is allowed to sell or repledge in the absence of default by the owner.  As of December 31, 2015 the Bank held securities with a fair value of Ch$46,324 million (Ch$27,549 million in 2014) on such terms.  The Bank has an obligation to return the securities to its counterparties.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

8.              Cash collateral on securities and reverse repurchase agreements, continued:

(b)         The Bank obtains financing by selling financial instruments and committing to repurchase them at future dates, plus interest at a prefixed rate.  As of December 31, 2014 and 2015, the Bank has the following payables resulting from such transactions:

	Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total
	2014	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014	2015
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Instruments issued by the Chilean Government and Central Bank of Chile
Central Bank bonds	—	3,052	—	—	—	—	—	—	—	—	—	—	—	3,052
Central Bank promissory notes	25,643	7,301	—	—	—	—	—	—	—	—	—	—	25,643	7,301
Other instruments issued by the Chilean Government and Central Bank	—	1,942	—	—	—	—	—	—	—	—	—	—	—	1,942
Other Instruments Issued in Chile
Deposit promissory notes from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Mortgage bonds from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Bonds from domestic banks	3,152	—	—	—	—	—	—	—	—	—	—	—	3,152	—
Deposits in domestic banks	220,528	158,156	159	13,680	—	—	—	—	—	—	—	—	220,687	171,836
Bonds from other Chilean companies	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments issued in Chile	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Total	249,323	170,451	159	13,680	—	—	—	—	—	—	—	—	249,482	184,131

The carrying amount of securities lent and of “Payables from Repurchase Agreements and Security Lending” as of December 31, 2015 is Ch$184,919 million (Ch$252,465 million in 2014).  The counterparty is allowed to sell or repledge those securities in the absence of default by the Bank.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

9.              Derivative Instruments and Accounting Hedges:

(a)         As of December 31, 2014 and 2015, the Bank’s portfolio of derivative instruments is detailed as follows:

	As of December 31, 2014
	Notional amount	Fair value
	contract	Asset	Liability
	MCh$	MCh$	MCh$
Derivatives held for hedging of fair value
Cross currency swap	48,611	—	8,730
Interest rate swap	146,585	101	11,174
Total derivatives held for hedging purposes	195,196	101	19,904
Derivatives held as cash flow hedges
Interest rate swap and cross currency swap	1,223,030	78,703	17,596
Total Derivatives held as cash flow hedges	1,223,030	78,703	17,596

Derivatives held-for-trading purposes
Currency forward	16,274,084	140,750	124,795
Cross currency swap	6,816,954	398,943	458,966
Interest rate swap	24,890,736	210,900	203,279
Call currency options	158,701	2,583	2,221
Put currency options	117,246	287	362
Others	—	—	—
Total derivatives held-for-trading purposes	48,257,721	753,463	789,623
Total	49,675,947	832,267	827,123

	As of December 31, 2015
	Notional amount	Fair value
	contract	Asset	Liability
	MCh$	MCh$	MCh$
Derivatives held for hedging of fair value
Cross currency swap	19,222	—	4,189
Interest rate swap	174,054	279	10,360
Total derivatives held for hedging purposes	193,276	279	14,549
Derivatives held as cash flow hedges
Interest rate swap and cross currency swap	1,372,113	203,892	3,666
Total Derivatives held as cash flow hedges	1,372,113	203,892	3,666

Derivatives held-for-trading purposes
Currency forward	19,682,083	180,616	204,354
Cross currency swap	9,766,167	566,412	696,575
Interest rate swap	33,416,623	173,365	155,994
Call currency options	172,328	1,878	3,658
Put currency options	133,154	680	546
Others	—	—	—
Total derivatives held-for-trading purposes	63,170,355	922,951	1,061,127
Total	64,735,744	1,127,122	1,079,342

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

Below is a detail of the hedged elements and hedge instruments under fair value hedges as of December 31, 2014 and 2015:

	As of December 31,
	2014	2015
	MCh$	MCh$
Notional Amounts
Hedged element
Commercial loans	48,611	19,222
Corporate bonds	146,585	174,054

Hedge instrument
Cross currency swap	48,611	19,222
Interest rate swap	146,585	174,054

Gains for hedge ineffectiveness are recognized in income statement in an amount of MCh$26 (see Note  31) in the item “Net financial operating income”.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

9.              Derivative Instruments and Accounting Hedges, continued:

(c)          Cash flow Hedges:

(c.1) The Bank uses cross currency swaps to hedge the risk from variability of cash flows attributable to changes in the interest rates of bonds and foreign exchange of bonds issued abroad in, Hong Kong dollars, Peruvian nuevo sol, Swiss franc, Japanese yen and Euros. The cash flows of the cross currency swaps equal the cash flows of the hedged items, which modify uncertain cash flows to known cash flows derived from a fixed interest rate.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

9.              Derivative Instruments and Accounting Hedges, continued:

(c)          Cash flow Hedges, continued:

	2015
	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 12 months	Over 1 year and up to 3 years	Over 3 years and up to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Hedge item
Outflows:
Corporate Bond EUR	—	—	(602)	(1,207)	(1,207)	(39,340)	(42,356)
Corporate Bond HKD	—	—	(12,852)	(25,658)	(79,631)	(368,924)	(487,065)
Corporate Bond PEN	—	—	(636)	(16,219)	—	—	(16,855)
Corporate Bond CHF	(255)	(108,678)	(166,473)	(279,477)	(217,702)	—	(772,585)
Obligation USD	(678)	—	(1,736)	(229,377)	—	—	(231,791)
Corporate Bond JPY	—	(314)	(66,316)	(1,901)	(76,302)	(29,853)	(174,686)

Hedge instruments
Inflows:
Cross Currency Swap EUR	—	—	602	1,207	1,207	39,340	42,356
Cross Currency Swap HKD	—	—	12,852	25,658	79,631	368,924	487,065
Cross Currency Swap PEN	—	—	636	16,219	—	—	16,855
Cross Currency Swap CHF	255	108,678	166,473	279,477	217,702	—	772,585
Cross Currency Swap USD	678	—	1,736	229,377	—	—	231,791
Cross Currency Swap JPY	—	314	66,316	1,901	76,302	29,853	174,686
Net cash flow	—	—	—	—	—	—	—

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

9.              Derivative Instruments and Accounting Hedges, continued:

(c)          Cash flow Hedges, continued:

	2015
	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 12 months	Over 1 year and up to 3 years	Over 3 years and up to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Hedge item
Inflows:
Cash flow in CLF	2,961	107,007	231,948	494,015	345,015	359,902	1,540,848

Hedge instruments
Outflows:
Cross Currency Swap HKD	—	—	(9,062)	(17,999)	(63,301)	(288,281)	(378,643)
Cross Currency Swap PEN	—	—	(493)	(16,135)	—	—	(16,628)
Cross Currency Swap JPY	—	(1,024)	(68,015)	(5,660)	(79,042)	(30,716)	(184,457)
Cross Currency Swap USD	—	—	(3,866)	(216,820)	—	—	(220,686)
Cross Currency Swap CHF	(2,961)	(105,983)	(149,493)	(235,376)	(200,642)	—	(694,455)
Cross Currency Swap EUR	—	—	(1,019)	(2,025)	(2,030)	(40,905)	(45,979)
Net cash flow	—	—	—	—	—	—	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

9.              Derivative Instruments and Accounting Hedges, continued:

(c)          Cash flow Hedges, continued:

With respect to CLF assets hedged, these are revalued monthly according to the variation of the UF, which is equivalent to monthly reinvestment of the assets until maturity of the relationship hedging.

(c.3) The accumulated amount of unrealized gain was a credit to equity for an amount of Ch$9,971 million (a credit to equity for Ch$29,756 million in 2014 and a charge to equity for Ch$18,069 million in 2013) generated from hedging instruments, which has been recorded in equity.  The net effect of deferred tax was a credit to equity for Ch$7,728 million in 2015 (a credit to equity for Ch$23,507 million in 2014 and a charge to equity for Ch$14,455 million in 2013)

The accumulated balance for this concept net of deferred tax as of December 31, 2015 corresponds to a credit of equity amounted Ch$17,814 million (a credit to equity for Ch$10,086 million in 2014 and a charge to equity for Ch$13,421 million in 2013)

(c.4) The net effect in income of derivatives cash flow hedges was a credit of Ch$148,555 million in 2015 (a charge to income for Ch$9,659 million in 2014 and a credit to income for Ch$51,795 million in 2013).

(c.5) As of December 31, 2015 and 2014, it not exist inefficiency in cash flow hedge, because both, hedge item and hedge instruments are mirror one of other, it means that all variation of value attributable to rate and revaluation components are netted almost totally.

(c.6) As of December 31, 2015 and 2014, the Bank has no hedges of net investments in foreign businesses.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

10.       Loans and Advance to Banks, net:

(a)         As of December 31, 2014 and 2015, these amounts are detailed as follows:

	2014	2015
	MCh$	MCh$
Domestic Banks
Interbank loans	170,014	45,258
Other credits with domestic banks	—	—
Provisions for loans to domestic banks	(61)	(36)
Subtotal	169,953	45,222

Foreign Banks
Loans to foreign banks	216,632	211,573
Credits with third countries	93,366	47,355
Chilean export trade banks	125,061	91,278
Provisions for loans to foreign banks	(755)	(317)
Subtotal	434,304	349,889

Central Bank of Chile
Unavailable Central Bank deposits	550,000	1,000,000
Other Central Bank credits	1,108	433
Subtotal	551,108	1,000,433
Total	1,155,365	1,395,544

(b)         Provisions for loans to banks are detailed below:

	Bank’s Location
	Chile	Abroad	Total
Detail	MCh$	MCh$	MCh$
Balance as of January 1, 2014	36	1,256	1,292
Charge-offs	—	—	—
Provisions established	25	—	25
Provisions released	—	(501)	(501)
Balance as of December 31, 2014	61	755	816
Charge-offs	—	—	—
Provisions released, net	(25)	(438)	(463)
Balance as of December 31, 2015	36	317	353

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

11.       Loans to Customers, net:

(a)         Loans to Customers:

As of December 31, 2013, 2014 and 2015, the composition of our portfolio of loans is the following:

	As of December 31, 2013
	Assets before Allowances				Allowances established
	Normal Portfolio	Substandard Portfolio	Non-Complying Portfolio	Total	Individual Provision	Group Provision	Total Provision	Net assets
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans
Commercial loans	9,501,587	117,958	271,713	9,891,258	(49,706)	(86,529)	(136,235)	9,755,023
Foreign trade loans	1,027,507	73,090	54,084	1,154,681	(68,272)	(642)	(68,914)	1,085,767
Current account debtors	253,198	3,160	2,931	259,289	(3,031)	(3,332)	(6,363)	252,926
Factoring transactions	520,776	2,538	745	524,059	(9,570)	(822)	(10,392)	513,667
Commercial lease transactions (1)	1,156,350	27,394	26,003	1,209,747	(5,265)	(10,224)	(15,489)	1,194,258
Other loans and accounts receivable	34,621	307	5,011	39,939	(762)	(3,287)	(4,049)	35,890
Subtotal	12,494,039	224,447	360,487	13,078,973	(136,606)	(104,836)	(241,442)	12,837,531
Mortgage loans
Mortgage bonds (2)	81,704	—	5,650	87,354	—	(220)	(220)	87,134
Transferable mortgage loans	120,584	—	2,321	122,905	—	(285)	(285)	122,620
Other residential real estate mortgage loans	4,455,510	—	61,312	4,516,822	—	(17,997)	(17,997)	4,498,825
Credits from ANAP	24	—	—	24	—	—	—	24
Other loans and accounts receivable	5,155	—	47	5,202	—	—	—	5,202
Subtotal	4,662,977	—	69,330	4,732,307	—	(18,502)	(18,502)	4,713,805
Consumer loans
Consumer loans in installments	1,865,945	—	178,010	2,043,955	—	(139,536)	(139,536)	1,904,419
Current account debtors	231,493	—	9,459	240,952	—	(7,844)	(7,844)	233,108
Credit card debtors	758,742	—	25,040	783,782	—	(31,666)	(31,666)	752,116
Other loans and accounts receivable	185	—	616	801	—	(308)	(308)	493
Subtotal	2,856,365	—	213,125	3,069,490	—	(179,354)	(179,354)	2,890,136
Total	20,013,381	224,447	642,942	20,880,770	(136,606)	(302,692)	(439,298)	20,441,472

(1)         In this item, the Bank finances its customers purchases of assets, including real estate and other personal property, through finance lease agreements.  As of December 31, 2013 MCh$503,972 corresponds to finance leases for real estate and MCh$705,775 corresponds to finance leases for other assets.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

11.       Loans to Customers, net, continued:

(a)         Loans to Customers, continued:

	As of December 31, 2014
	Assets before Allowances				Allowances established
	Normal Portfolio	Substandard Portfolio	Non-Complying Portfolio	Total	Individual Provision	Group Provision	Total Provision	Net assets
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans
Commercial loans	9,239,023	76,365	311,316	9,626,704	(62,563)	(89,392)	(151,955)	9,474,749
Foreign trade loans	1,131,926	72,208	62,665	1,266,799	(78,619)	(1,480)	(80,099)	1,186,700
Current account debtors	303,906	2,697	3,532	310,135	(3,141)	(4,189)	(7,330)	302,805
Factoring transactions	474,046	3,164	1,525	478,735	(9,283)	(1,361)	(10,644)	468,091
Commercial lease transactions (1)	1,330,752	22,191	28,579	1,381,522	(6,163)	(11,898)	(18,061)	1,363,461
Other loans and accounts receivable	39,274	257	7,320	46,851	(2,298)	(3,426)	(5,724)	41,127
Subtotal	12,518,927	176,882	414,937	13,110,746	(162,067)	(111,746)	(273,813)	12,836,933
Mortgage loans
Mortgage bonds (2)	65,211	—	4,893	70,104	—	(58)	(58)	70,046
Transferable mortgage loans	101,957	—	2,218	104,175	—	(72)	(72)	104,103
Other residential real estate mortgage loans	5,151,358	—	86,273	5,237,631	—	(23,857)	(23,857)	5,213,774
Credits from ANAP	21	—	—	21	—	—	—	21
Other loans and accounts receivable	6,482	—	210	6,692	—	(34)	(34)	6,658
Subtotal	5,325,029	—	93,594	5,418,623	—	(24,021)	(24,021)	5,394,602
Consumer loans
Consumer loans in installments	2,003,452	—	202,872	2,206,324	—	(151,337)	(151,337)	2,054,987
Current account debtors	264,473	—	7,347	271,820	—	(7,331)	(7,331)	264,489
Credit card debtors	856,555	—	26,455	883,010	—	(33,713)	(33,713)	849,297
Other loans and accounts receivable	106	—	704	810	—	(343)	(343)	467
Subtotal	3,124,586	—	237,378	3,361,964	—	(192,724)	(192,724)	3,169,240
Total	20,968,542	176,882	745,909	21,891,333	(162,067)	(328,491)	(490,558)	21,400,775

(1)         In this item, the Bank finances its customers purchases of assets, including real estate and other personal property, through finance lease agreements.  As of December 31, 2014 MCh$615,723 corresponds to finance leases for real estate and MCh$765,799 corresponds to finance leases for other assets.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

11.       Loans to Customers, net, continued:

(a)         Loans to Customers, continued:

	As of December 31, 2015
	Assets before Allowances				Allowances established
	Normal Portfolio	Substandard Portfolio	Non-Complying Portfolio	Total	Individual Provision	Group Provision	Total Provision	Net assets
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans
Commercial loans	10,340,495	89,792	388,214	10,818,501	(122,314)	(83,521)	(205,835)	10,612,666
Foreign trade loans	1,318,078	64,849	60,318	1,443,245	(72,708)	(3,286)	(75,994)	1,367,251
Current account debtors	227,063	2,519	9,646	239,228	(4,501)	(4,082)	(8,583)	230,645
Factoring transactions	483,797	2,282	754	486,833	(5,358)	(1,773)	(7,131)	479,702
Commercial lease transactions (1)	1,334,038	15,367	25,651	1,375,056	(5,389)	(11,004)	(16,393)	1,358,663
Other loans and accounts receivable	50,898	257	7,147	58,302	(2,154)	(3,414)	(5,568)	52,734
Subtotal	13,754,369	175,066	491,730	14,421,165	(212,424)	(107,080)	(319,504)	14,101,661
Mortgage loans
Mortgage bonds (2)	49,849	—	3,771	53,620	—	(68)	(68)	53,552
Transferable mortgage loans	82,826	—	1,818	84,644	—	(95)	(95)	84,549
Other residential real estate mortgage loans	6,146,484	—	111,423	6,257,907	—	(29,813)	(29,813)	6,228,094
Credits from ANAP	17	—	—	17	—	—	—	17
Other loans and accounts receivable	8,644	—	154	8,798	—	(29)	(29)	8,769
Subtotal	6,287,820	—	117,166	6,404,986	—	(30,005)	(30,005)	6,374,981
Consumer loans
Consumer loans in installments	2,188,881	—	244,355	2,433,236	—	(158,135)	(158,135)	2,275,101
Current account debtors	292,534	—	4,325	296,859	—	(7,476)	(7,476)	289,383
Credit card debtors	991,831	—	24,518	1,016,349	—	(34,968)	(34,968)	981,381
Other loans and accounts receivable	50	—	781	831	—	(355)	(355)	476
Subtotal	3,473,296	—	273,979	3,747,275	—	(200,934)	(200,934)	3,546,341
Total	23,515,485	175,066	882,875	24,573,426	(212,424)	(338,019)	(550,443)	24,022,983

(1)         In this item, the Bank finances its customers purchases of assets, including real estate and other personal property, through finance lease agreements.  As of December 31, 2015 MCh$653,225 corresponds to finance leases for real estate and MCh$721,831 corresponds to finance leases for other assets.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

11.       Loans to Customers, net, continued:

(b)         Allowances for loan losses:

Movements in allowances for loan losses during 2013, 2014 and 2015 are as follows:

	Allowances
	Individual	Group	Total
	MCh$	MCh$	MCh$
Balance as of January 1, 2013	125,269	262,534	387,803
Charge-offs:
Commercial loans	(8,648)	(27,381)	(36,029)
Mortgage loans	—	(3,242)	(3,242)
Consumer loans	—	(157,264)	(157,264)
Total charge-offs	(8,648)	(187,887)	(196,535)
Debt exchange	(12,556)	—	(12,556)
Allowances established, net	32,541	228,045	260,586
Balance as of December 31, 2013	136,606	302,692	439,298
Charge-offs:
Commercial loans	(27,573)	(39,151)	(66,724)
Mortgage loans	—	(2,978)	(2,978)
Consumer loans	—	(184,647)	(184,647)
Total charge-offs	(27,573)	(226,776)	(254,349)
Sales of loans	(993)	—	(993)
Allowances established, net	54,027	252,575	306,602
Balance as of December 31, 2014	162,067	328,491	490,558
Charge-offs:
Commercial loans	(13,228)	(44,760)	(57,988)
Mortgage loans	—	(2,553)	(2,553)
Consumer loans	—	(196,015)	(196,015)
Total charge-offs	(13,228)	(243,328)	(256,556)
Sales of loans	(2,690)	—	(2,690)
Loan portfolio acquisition	12,329	—	12,329
Allowances established, net	53,946	252,856	306,802
Balance as of December 31, 2015	212,424	338,019	550,443

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

11.       Loans to Customers, net, continued:

(c)          During 2014 and 2015, the Bank and its subsidiaries presented the following allowance for loan losses associated with impaired loans and with non-impaired loans:

	As of December 31,
	2014	2015
	MCh$	MCh$
Individual impaired	114,804	152,886
Group impaired	165,148	174,708
Allowances for impaired loans (*)	279,952	327,594
Provision for not yet identified but incurred impairment	210,606	222,849
Total allowances for loan losses	490,558	550,443

(*) Includes allowances related to individual and group impaired portfolios.  Notes 11(a) and 11(b) include total allowance amounts from impaired and non-impaired portfolios

(d)         Finance Lease Contracts:

The Bank’s scheduled cash flows to be received from finance leasing contracts have the following maturities:

	Total receivable		Unearned income		Net lease receivable (*)
	2014	2015	2014	2015	2014	2015
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Due within one year	465,397	460,004	(55,663)	(54,353)	409,734	405,651
Due after 1 year but within 2 years	328,815	333,374	(40,553)	(39,913)	288,262	293,461
Due after 2 years but within 3 years	220,128	218,308	(27,233)	(27,287)	192,895	191,021
Due after 3 years but within 4 years	144,099	152,329	(19,753)	(19,090)	124,346	133,239
Due after 4 years but within 5 years	107,651	106,806	(14,375)	(13,652)	93,276	93,154
Due after 5 years	296,482	281,489	(32,370)	(30,492)	264,112	250,997
Total	1,562,572	1,552,310	(189,947)	(184,787)	1,372,625	1,367,523

(*) The net balance receivable does not include the total overdue portfolio totaling MCh$8,897 and MCh$7,533 as of December 31, 2014 and 2015, respectively. This overdue portfolio only reflects the past due portion without considering the remaining outstanding principal and interest.

The leasing contracts are related to real estate, industrial machinery, vehicles and computer equipment.  The leasing contracts have an average life of between 3 and 8 years.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

11.       Loans to Customers, net, continued:

(e)          Loans by industry sector:

The following table details the Bank’s loan portfolio (before allowances for loans losses) as of December 31, 2014 and 2015 by the customer’s industry sector:

	Location
	Chile		Abroad		Total
	2014	2015	2014	2015	2014		2015
	MCh$	MCh$	MCh$	MCh$	MCh$	%	MCh$	%
Commercial loans:
Commerce	2,340,903	2,269,400	66,796	80,164	2,407,699	11.00	2,349,564	9.56
Financial Services	1,848,774	2,117,466	24,381	13,480	1,873,155	8.56	2,130,946	8.67
Transportation	1,654,258	1,656,111	13,845	12,517	1,668,103	7.62	1,668,628	6.79
Services	1,565,233	1,668,022	544	324	1,565,777	7.15	1,668,346	6.79
Manufacturing	1,414,821	1,534,131	84,083	92,385	1,498,904	6.85	1,626,516	6.62
Construction	1,423,597	1,585,940	—	—	1,423,597	6.50	1,585,940	6.45
Agriculture and livestock	946,795	1,185,113	—	—	946,795	4.32	1,185,113	4.82
Mining	356,363	545,375	—	—	356,363	1.63	545,375	2.22
Electricity, gas and water	438,638	473,172	3,428	—	442,066	2.02	473,172	1.93
Fishing	261,189	351,531	—	—	261,189	1.19	351,531	1.43
Other	667,098	836,034	—	—	667,098	3.05	836,034	3.41
Subtotal	12,917,669	14,222,295	193,077	198,870	13,110,746	59.89	14,421,165	58.69
Residential mortgage loans	5,418,623	6,404,986	—	—	5,418,623	24.75	6,404,986	26.06
Consumer loans	3,361,964	3,747,275	—	—	3,361,964	15.36	3,747,275	15.25
Total	21,698,256	24,374,556	193,077	198,870	21,891,333	100.00	24,573,426	100.00

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

11.       Loans to Customers, net, continued:

(f)           Purchase of loan portfolio

During 2015, the Bank acquired loan portfolios, whose nominal value amounted to Ch$649,144 million.  The most significant transaction was a purchase made from a local bank (Banco Penta).

During 2014, the Bank did not acquire loan portfolios.

(g)          Sale or transfer of credits from the loans to customers:

During 2015 and 2014 Banco de Chile has carried out transactions of sale or transfer of the loan portfolio according to the following:

	As of December 31, 2014
	Carrying amount	Allowances released	Sale price	Effect on income (loss) gain
	MCh$	MCh$	MCh$	MCh$

Sale of outstanding loans	454,465	(993)	454,465	993
Sale of write-off loans	—	—	—	—
Total	454,465	(993)	454,465	993

	As of December 31, 2015
	Carrying amount	Allowances released	Sale price	Effect on income (loss) gain
	MCh$	MCh$	MCh$	MCh$

Sale of outstanding loans	89,085	(2,690)	89,085	2,690
Sale of write-off loans(*)	—	—	1,440	1,440
Total	89,085	(2,690)	90,525	4,130

(*)                               The nominal value of the credits amounted to MCh$327,360 million.

(h)         Own assets securitizations:

During 2015 and 2014 the bank did not execute securitization transaction involving its own assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

12.       Financial Assets Available-for-sale:

As of December 31, 2014 and 2015, investment securities classified as available-for-sale are detailed as follows:

	2014	2015
	MCh$	MCh$
Instruments issued by the Chilean Government and Central Bank:
Bonds issued by the Chilean Government and Central Bank	28,795	36,258
Promissory notes issued by the Chilean Government and Central Bank	149,755	—
Other instruments	160,774	50,250

Other instruments issued in Chile:
Equity instruments valued at cost	358	366
Equity instruments valued at fair value	8,249	6,896
Mortgage bonds from domestic banks	96,294	87,610
Bonds from domestic banks	251,231	83,960
Deposits from domestic banks	657,467	450,976
Bonds from other Chilean companies	29,519	17,766
Promissory notes issued by other Chilean companies	—	—
Other instruments	162,829	191,537

Instruments issued by foreign institutions:
Other instruments issued abroad	63,525	81,644
Total	1,608,796	1,007,263

Instruments issued by the Chilean Government and Central Bank include instruments with repurchase agreements sold to clients and financial institutions, totaling MCh$3,054 as of December 31, 2015 (MCh$25,763 in 2014).  The repurchase agreements have an average maturity of 6 days as of December 31, 2015 (4 days in December 2014).

Under classification of Other instruments issued in Chile are included securities sold under repurchase agreements to customers and financial institutions for an amount of MCh$14 million as of December 31, 2014. The repurchase agreements have an average maturity of 5 days in December 2014.

In instruments issued abroad included mainly bank bonds and shares.

As of December 31, 2015, the portfolio of financial assets available-for-sale includes a net unrealized gain of MCh$45,815 (MCh$40,929 in 2014 and MCh$36,443 in 2013), recorded in other comprehensive income within equity.

The equity investments values at cost represent shares of exchange houses and servicing companies that the Bank is obliged to hold in order to benefit from these services.  There is no active market for these shares and their fair value cannot be measured reliably.  However, the difference between cost and fair value is not expected to be significant.

During 2014 and 2015, there was no evidence of impairment of financial assets available-for-sale.

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

The gross gains (loss) realized in sale of financial assets available-for-sale, as of December 31, 2014 and 2015, is recorded in the item “Net financial operating income” (Note 31).

Gross profits and losses unrealized on the sale of available for sale investments for the periods ended December 31, 2013, 2014 and 2015 are as follows:

	2013	2014	2015
	MCh$	MCh$	MCh$
Net gain (loss) on available for sale before income tax (1)	14,518	7,531	7,243
Tax (expense) benefit (2)	(2,904)	(3,045)	(2,357)
Net of tax amount (3)	11,614	4,486	4,886

(1)         As of December 31, 2013, 2014 and 2015, Realized gains or loss reclassified to the income statement line item “Net financial operating income” amounted to MCh$(11,751), MCh$ (16,486) and MCh$(8,407), respectively.

(2)         This amount corresponds to the deferred taxes of the unrealized gain or loss and which are included in Note No. 17(d).  As of December 31, 2015 this amount includes the tax rate change effect.  See note No. 17(c).

(3)         This amount corresponds to the unrealized gain or loss, net of deferred tax and which are included in “Consolidated Statement of Changes in Equity”.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

13.       Investments in Other Companies:

(a)         This item includes investments in other companies for an amount of MCh$23,043 and MCh$25,849 as of December 31, 2014 and 2015, respectively, which is detailed as follows:

						Investment
		Ownership Interest		Equity		Book Value		Income (Loss)
		December	December	December	December	December	December	December	December
Company	Shareholder	2014	2015	2014	2015	2014	2015	2014	2015
		%	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Associates
Transbank S.A.(*)	Banco de Chile	26.16	26.16	34,177	40,302	8,939	10,542	1,070	1,314
Administrador Financiero del Transantiago S.A	Banco de Chile	20.00	20.00	11,145	12,758	2,229	2,552	282	323
Soc. Operadora de Tarjetas de Crédito Nexus S.A.	Banco de Chile	25.81	25.81	8,253	9,472	2,130	2,444	389	449
Redbanc S.A.	Banco de Chile	38.13	38.13	4,969	5,419	1,895	2,066	241	245
Sociedad Imerc OTC S.A.	Banco de Chile	11.48	11.48	10,899	9,823	1,252	1,128	(177)	(119)
Centro de Compensación Automatizado S.A.	Banco de Chile	33.33	33.33	2,615	3,252	871	1,084	220	211
Soc. Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A.	Banco de Chile	15.00	15.00	4,643	4,955	696	743	106	136
Sociedad Interbancaria de Depósitos de Valores S.A.	Banco de Chile	26.81	26.81	2,401	2,656	644	712	151	125
Subtotal				79,102	88,637	18,656	21,271	2,282	2,684

Joint Venture
Servipag Ltda.	Banco de Chile	50.00	50.00	7,281	7,778	3,641	3,889	51	249
Artikos Chile S.A	Banco de Chile	50.00	50.00	1,491	1,378	746	689	153	310
Subtotal				8,772	9,156	4,387	4,578	204	559

Total				87,874	97,793	23,043	25,849	2,486	3,243

(*)         On April 16, 2015, Transbank S.A. made a capital increase of MCh$5,328 through capitalization of earnings and revaluations of MCh$4,150 and issued shares by MCh$1,178.  Banco de Chile made the subscription and payment of 1,536,047 shares for a total amount of MCh$308 (amount does not include payment of revaluations of MCh$6).  The shares participation of Banco de Chile in Transbank S.A. did not change with this operation.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

13.       Investments in Other Companies, continued:

(b)         The total carrying amount of the Bank’s associates is explained as follows:

	2014	2015
	MCh$	MCh$
Associate’s statement of financial position
Current assets	588,635	620,978
Non-current assets	74,361	98,770
Total assets	662,996	719,748

Current liabilities	578,659	620,951
Non-current liabilities	5,227	10,152
Total liabilities	583,886	631,103

Equity	79,102	88,637
Minority interest	8	8
Total liabilities and equity	662,996	719,748

Associate’s revenue and profit
Income before taxes	8,759	11,949
Net income for the year	7,997	10,069

Carrying amount of the investment	23,043	25,849

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

13.          Investments in Other Companies, continued:

(c)          Joint Ventures:

The Bank has a 50% interest in Servipag Ltda. and a 50% interest in Artikos S.A., two jointly controlled entities.  The Bank’s interest in both entities is accounted for using the equity method in the consolidated financial statements.

Below it presents summarized financial information of entities controlled jointly:

	Artikos S.A.		Servipag Ltda.
	2014	2015	2014	2015
	MCh$	MCh$	MCh$	MCh$
Current assets	1,289	1,224	53,077	50,449
Non-current assets	689	755	16,227	17,193
Total Assets	1,978	1,979	69,304	67,642

Current liabilities	487	601	59,501	55,127
Non-current liabilities	—	—	2,522	4,737
Total Liabilities	487	601	62,023	59,864

Equity	1,491	1,378	7,281	7,778
Total Liabilities and Equity	1,978	1,979	69,304	67,642

Revenue	2,659	3,147	37,140	38,879
Operating expenses	(662)	(735)	(36,199)	(37,632)
Other income (expenses)	(1,727)	(1,929)	(781)	(797)
Profit before tax	270	483	160	450
Income tax	36	137	(59)	47
Profit for the year	306	620	101	497

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

13.       Investments in Other Companies, continued:

(d)         The reconciliation between opening and ending balance of investments in other companies that are not consolidated in 2013, 2014 and 2015 is detailed as follows:

	2013	2014	2015
	MCh$	MCh$	MCh$
Balance as of January 1,	11,674	14,407	23,043
Capital increase	1,440	6,608	314
Participation in net income	1,780	2,486	3,243
Dividends received	(956)	(195)	(663)
Other	469	(263)	(88)
Balance as of December 31,	14,407	23,043	25,849

(e)          As of December 31, 2014 and 2015, no impairment has been incurred in these investments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

14.       Intangible Assets:

(a)         Changes in intangible assets during the 2013, 2014 and 2015 periods are as follows:

	Goodwill(1)	Intangible assets arising from business combinations(2)	Software or computer programs	Total
	MCh$	MCh$	MCh$	MCh$
Gross Balance
Balance as of January 1, 2013	16,714	56,249	100,843	173,806
Acquisitions	—	—	5,511	5,511
Disposals	—	—	(1,344)	(1,344)
Balance as of December 31, 2013	16,714	56,249	105,010	177,973
Acquisitions	—	—	5,382	5,382
Disposals	—	—	(504)	(504)
Reclassifications	—	—	(20)	(20)
Balance as of December 31, 2014	16,714	56,249	109,868	182,831
Acquisitions	—	—	8,519	8,519
Disposals	—	—	(685)	(685)
Impairment loss(*)	—	—	(59)	(59)
Balance as of December 31, 2015	16,714	56,249	117,643	190,606

Accumulated Amortization and Impairment
Balance as of January 1, 2013	—	(30,026)	(68,170)	(98,196)
Amortization for the year	—	(385)	(8,012)	(8,397)
Impairment loss(*)	—	—	(28)	(28)
Disposals	—	—	871	871
Balance as of December 31, 2013	—	(30,411)	(75,339)	(105,750)
Amortization for the year	—	(2,286)	(8,352)	(10,638)
Impairment loss(*)	—	—	(120)	(120)
Disposals	—	—	498	498
Reclassifications	—	—	38	38
Balance as of December 31, 2014	—	(32,697)	(83,275)	(115,972)
Amortization for the year	—	(2,285)	(8,331)	(10,616)
Disposals	—	—	682	682
Balance as of December 31, 2015	—	(34,982)	(90,924)	(125,906)
Net balance as of December 31, 2013	16,714	25,838	29,671	72,223
Net balance as of December 31, 2014	16,714	23,552	26,593	66,859
Net balance as of December 31, 2015	16,714	21,267	26,719	64,700

(1)         Goodwill corresponds mainly to business combination with Citibank Chile whose amount is of MCh$12,576 that represents the value of synergies to be generated in the combination process and the acquisition of know-how.

(2)         Intangible assets arising from business combinations include assets with indefinite useful lives acquired in the business combination with Citibank Chile.

(*)         See Note No. 36(b).

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

Accordingly, for impairment testing purposes, goodwill acquired through business combinations has been allocated to four individual business segments, as follows:

	2014	2015
Business Segments	MCh$	MCh$
Retail	5,928	5,928
Wholesale	2,135	2,135
Treasury and money market operations	4,512	4,512
Subsidiaries	4,139	4,139
Total	16,714	16,714

Below are the key assumptions used for determining the value in use for impairment testing purposes:

•                  The Bank determines the recoverable amount of its business segments on the basis of value in use and employs a discounted cash flows (“DCF”) valuation model.  The DCF model reflects the characteristics of the banking business for every segment, the bank’s market position and the business environment including both competition and regulatory context. The model determines the best present value of the estimated future earnings that would be distributed to shareholders, once the respective regulatory capital requirements are satisfied.

•                  For purposes of the goodwill impairment testing, the DCF model uses earnings projections for a ten-year period. Estimating future earnings requires judgment based on the bank’s past and current performance as well as expected developments in the industry, related markets and main macroeconomic variables such as GDP growth, nominal interest rates and inflation.

•                  A ten-year period is utilized as the Bank assumes that over that period it is possible to achieve the goals set in the long-term business strategy.

•                  Earnings projections are derived from business growth, particularly associated with projected expansion rates for the economy, the industry’s loan book and the Bank’s strategic goals. Then, based on historical data and a linear regression analysis, the Bank determines a multiplier of loan expansion (real terms) over GDP growth for the local economy. Currently, this multiplier is approximately 1.8 times. Also, this multiplier is expected to decrease overtime as long as banking penetration increases. For GDP growth forecasting, the Bank applies judgment based on publicly available information such as Central Bank’ estimates and market analysts’ projections.

•                  Following the estimation of growth rates for the economy and the banking industry, expansion rates of the Bank’s loan book are determined by considering the achievement of the Bank’s long-term strategic goals. Therefore, real growth rates are considered to be slightly higher than the industry rates within the ten-year period, assuming that a market share of 18.5% is achieved at year four and onwards. This market share is an objective of the Bank, which according to the Bank assessment should permit it to obtain economies of scale while ensuring profitable growth by preserving the Bank’s balance between risk and return.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

14.       Intangible Assets, continued:

(b)         Impairment testing of Goodwill, continued:

Earnings projections beyond the ten-year period are involved in the terminal value, which considers a cash flows growth rate within the long-run.

•                  For purposes of business segments valuation, the DCF model considers discount rates that are determined by carrying out a linear regression analysis based on historical data of monthly stock returns for the Bank and the market. In order to do this, an index linear model is applied, which is widely used in finance for these purposes. After estimating the model parameters (alpha and beta), the Bank applies the CAPM model in order to determine the cost of equity or discount rate, by assuming equilibrium scenarios for risk-free rates and inflation. Based on this analysis, the Bank determined a cost of equity of 11%, which is set as a baseline scenario for discount rates used for valuation purposes. In addition to this baseline scenario the Bank carries out a sensitivity analysis by setting discounts rates of 10% and 12%.

•                  The value in use of every business segment is sensitive to earnings projections, discount rates and, to a much lesser extent, long-term growth rates. Changes in market factors may affect the discount rates calculation.

(c)          The annual goodwill impairment tests for the years ended December 31, 2014 and 2015 did not result in an impairment loss on the goodwill of the Bank’s business segments as their economic values were higher than their carrying amounts.

As of December 31, 2014 and 2015, the Bank has made the following commitments to purchase intangible assets:

	Amount of Commitment
	2014	2015
	MCh$	MCh$
Software and licenses	3,508	5,779

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

15.       Property and Equipment:

(a)         As of December 31, 2014 and 2015, this account and its changes are detailed as follows:

	Land and Buildings	Equipment	Other	Total
	MCh$	MCh$	MCh$	MCh$
(a.1) Cost

Balance as of January 1, 2014	280,614	137,827	42,632	461,073
Additions	6,028	22,776	2,709	31,513
Disposals/write-downs	(865)	(7,807)	(622)	(9,294)
Transfers	—	485	(485)	—
Accumulated depreciation (see (a.2))	(120,084)	(119,842)	(36,110)	(276,036)
Impairment loss (*) (***)	(23)	(1,370)	(260)	(1,653)
Reclassifications	—	—	(200)	(200)
Balance as of December 31, 2014	165,670	32,069	7,664	205,403

Balance as of January 1, 2015	285,754	151,911	43,774	481,439
Additions	7,909	18,746	4,821	31,476
Disposals/write-downs	(2,051)	(2,769)	(1,381)	(6,201)
Transfers	—	(11)	11	—
Accumulated depreciation (see (a.2))	(126,568)	(127,644)	(38,117)	(292,329)
Impairment loss (*) (***)	(72)	(3)	(123)	(198)
Reclassifications	625	—	859	1,484
Balance as of December 31, 2015	165,597	40,230	9,844	215,671

(a.2) Accumulated Depreciation

Balance as of January 1, 2014	(112,725)	(116,081)	(34,689)	(263,495)
Transfers	—	(286)	286	—
Depreciation charges in the period (*) (**)	(8,198)	(11,283)	(2,287)	(21,768)
Sales and disposals in the period	839	7,808	580	9,227
Reclassifications	—	—	—	—
Accumulated Depreciation as of December 31, 2014	(120,084)	(119,842)	(36,110)	(276,036)
Transfers	—	1	(1)	—
Depreciation charges in the period (*) (**)	(8,117)	(10,567)	(2,143)	(20,827)
Sales and disposals in the period	1,743	2,764	1,019	5,526
Reclassifications	(110)	—	(882)	(992)
Accumulated Depreciation as of December 31, 2015	(126,568)	(127,644)	(38,117)	(292,329)

(*)     See Note No. 36 about Depreciation, Amortization and Impairment

(**)   It does not include depreciation of the year of Investment Properties, which it registers under the item “Other assets” for an amount of MCh$379 (MCh$381 in 2014)

(***) It does not include charge-offs provision of Property and Equipment for an amount of MCh$6 (MCh$312 in 2014)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

15.       Property and Equipment, continued:

(b)         As of December 31, 2014 and 2015, the Bank has operating lease agreements, in which it acts as lessee, that cannot be terminated unilaterally; Information on the future payments is detailed as follows:

	Expenses for the year		Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total
	2014 MCh$	2015 MCh$	2014 MCh$	2015 MCh$	2014 MCh$	2015 MCh$	2014 MCh$	2015 MCh$	2014 MCh$	2015 MCh$	2014 MCh$	2015 MCh$	2014 MCh$	2015 MCh$	2014 MCh$	2015 MCh$
Lease agreements	29,588	30,984	2,520	2,662	4,992	5,383	21,264	21,800	40,375	39,572	29,612	27,613	46,479	45,379	145,242	142,409

As these lease agreements are operating leases under IAS 17 the leased assets are not presented in the Bank’s statement of financial position.

The Bank has entered into commercial leases of real estate.  These leases have an average life of 10 years.  There are no restrictions placed upon the lessee by entering into the lease.

(c)          As of December 31, 2014 and 2015, the Bank does not have any finance lease agreements as lessee and, therefore, there are no property and equipment balances to be reported from such transactions as of December 31, 2014 and 2015.

(d)         As of December 31, 2014 and 2015 the gross amount of fully depreciated assets (mainly equipment and facilities) corresponds to MCh$186,014 and MCh$199,038, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

16.       Investment Properties:

	2013	2014	2015
	MCh$	MCh$	MCh$
Net Balance as of January 1,	16,698	16,317	15,936
Additions resulting from business combinations	—	—	—
Reclassifications	—	—	(515)
Disposals	—	—	—
Depreciation charges in the period	(381)	(381)	(379)
Impairment	—	—	—
Net Balance as of December 31,	16,317	15,936	15,042

Estimated useful lives applied by the Bank are presented in Note 2(n) on Property and equipment.

As of December 31, 2015, the fair value of the investment properties held by the Bank is MCh$59,828 (MCh$60,457 as of December 31, 2014).

In 2015, the Bank earned income of MCh$5,820 (MCh$5,702 in 2014) renting out their investment properties.  In the same period the Bank incurred corresponding expenses of MCh$2,233 and MCh$2,388 per year in 2014 and 2015.

17.       Current Taxes and Deferred Taxes:

(a)         Current Tax:

As of each year end, the Bank and its subsidiaries have established a First Category Income Tax Provision of MCh$106,550 and MCh$121,585 as of December 31, 2014 and 2015, determined in accordance with current tax laws.  The net tax to be paid or recovered is detailed as follows:

	2014	2015
	MCh$	MCh$

Income taxes	106,550	121,585
Tax on non-deductible expenses (tax rate 35%)	1,802	2,805
Less:
Monthly prepaid taxes (PPM)	(83,050)	(94,813)
Credit for training expenses	(1,818)	(1,931)
Real Estate Tax	(1,597)	(896)
Other	(2,857)	(2,036)
Total	19,030	24,714

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

17.       Current Taxes and Deferred Taxes, continued:

(b)         Income Tax:

The Bank’s tax expense recorded for the years ended December 31, 2013, 2014 and 2015 is detailed as follows:

	2013	2014	2015
	MCh$	MCh$	MCh$
Income tax expense:
Current year taxes	(88,714)	(100,302)	(119,342)
Tax from previous period	433	(13,596)	1,851
Subtotal	(88,281)	(113,898)	(117,491)
Credit (charge) for deferred taxes:
Origin and reversal of temporary differences	3,231	28,477	18,964
Effect of changes in tax rate	—	12,284	18,234
Subtotal	3,231	40,761	37,198
Non deductible expenses (Art. 21 Income Tax Law)	(1,885)	(1,802)	(2,805)
Other	(2,150)	(4,746)	777
Net charge to income for income taxes	(89,085)	(79,685)	(82,321)

Tax Rate	20.00%	21.00%	22.50%

(c)          Reconciliation of effective tax rate:

The following table reconciles the income tax rate to the effective rate applied to determine the Bank’s income tax expense as of December 31, 2013, 2014 and 2015:

	2013		2014		2015
	Tax rate %	MCh$	Tax rate %	MCh$	Tax rate %	MCh$
Income tax calculated on net income before tax	20.00	127,856	21.00	141,793	22.50	155,751
Subordinated Debt Payment	(4.54)	(29,019)	(4.44)	(30,000)	(4.57)	(31,638)
Additions or deductions (1)	(1.82)	(11,634)	(5.14)	(34,673)	(3.91)	(27,032)
Non-deductible expenses tax	0.29	1,885	0.27	1,802	0.41	2,805
Tax from previous years	(0.07)	(432)	2.01	13,596	(0.27)	(1,851)
Effect of changes in tax rate	—	—	(1.82)	(12,284)	(2.63)	(18,234)
Other	0.07	429	(0.08)	(549)	0.36	2,520
Effective rate and income tax expense	13.93	89,085	11.80	79,685	11.89	82,321

(1)         The deductions of the tax rate for 2013, 2014 and 2015 mainly relate to specific adjustments from tax restatement.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

17.       Current Taxes and Deferred Taxes, continued:

(c)          Reconciliation of effective tax rate, continued:

On September 29, 2014, Law 20,780 was issued and published in the Diario Oficial amending the Taxation System of Income and introducing various adjustments in the tax system. The new law indicates that companies must adopt transiently the first category tax rate according to the following intervals:

Year	Rate
2014	21.0%
2015	22.5%
2016	24.0%
2017	25.5%
2018	27.0%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

17.       Current Taxes and Deferred Taxes, continued:

(d)         Effect of deferred taxes on income and equity:

The effects of deferred taxes on assets, liabilities and income accounts are detailed as follows:

	Balance as of December	Effect		Balance as of December	Effect		Balance as of December	Effect		Balance as of December
	31, 2012	Income	Equity	31, 2013	Income	Equity	31, 2014	Income	Equity	31, 2015
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Debit differences:
Allowances for loan losses	75,319	5,012	—	80,331	20,403	—	100,734	14,804	—	115,538
Obligations with agreements to repurchase	(979)	216	—	(763)	(205)	—	(968)	—	—	(968)
Personnel provisions	6,375	(345)	—	6,030	3,567	—	9,597	(1,447)	—	8,150
Staff vacations	4,058	321	—	4,379	1,110	—	5,489	779	—	6,268
Accrued interest and indexation adjustments from past due loans	2,123	290	—	2,413	1,325	—	3,738	286	—	4,024
Staff severance indemnities provision	1,844	(22)	33	1,855	386	103	2,344	(117)	9	2,236
Provisions of credit card expenses	4,694	1,799	—	6,493	4,144	—	10,637	2,991	—	13,628
Provisions of accrued expenses	7,382	349	—	7,731	3,735	—	11,466	220	102	11,788
Leasing	—	—	—	—	—	—	—	18,239	—	18,239
Other adjustments	(4,705)	4,268	—	(437)	4,446	—	4,009	258	—	4,267
Total debit differences	96,111	11,888	33	108,032	38,911	103	147,046	36,013	111	183,170
Credit differences:
Investments with agreement to repurchase	125	—	—	125	—	—	125	—	—	125
Depreciation of property and equipment and investment properties	15,423	(987)	—	14,436	(132)	—	14,304	(1,141)	—	13,163
Adjustment for valuation financial assets available-for-sale	5,621	—	2,644	8,265	—	3,045	11,310	—	2,357	13,667
Hedge cash adjustment	259	—	—	259	—	—	259	—	—	259
Leasing equipment	3,718	3,688	—	7,406	(5,508)	—	1,898	(2,992)	—	(1,094)
Transitory assets	3,604	290	—	3,894	(261)	—	3,633	162	—	3,795
Derivative instruments adjustments	(1,800)	4,248	—	2,448	3,535	—	5,983	4,296	—	10,279
Assets received in lieu of payments	1,286	—	—	1,286	(2,720)	—	(1,434)	(196)	—	(1,630)
Accrued interest to effective rate	1,041	—	—	1,041	1,262	—	2,303	257	—	2,560
Intangible assets amortization	5,626	248	—	5,874	1,267	—	7,141	(501)	—	6,640
Other adjustments	5,407	1,170	—	6,577	707	—	7,284	(1,070)	—	6,214
Total credit differences	40,310	8,657	2,644	51,611	(1,850)	3,045	52,806	(1,185)	2,357	53,978
Total Assets (Liabilities), net	55,801	3,231	(2,611)	56,421	40,761	(2,942)	94,240	37,198	(2,246)	129,192

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

18.       Other Assets:

As of December 31, 2014 and 2015, other assets are detailed as follows:

	2014	2015
	MCh$	MCh$
Cash deposit guarantee	143,379	226,213
Assets held for leasing (*)	87,100	117,332
Documents intermediated (**)	23,049	30,729
Mutual funds	255,013	23,080
Other accounts and notes receivable	13,715	11,797
Recoverable income taxes	8,356	8,718
Assets received or awarded as payment(***):
Assets received in lieu of payment	6,477	7,626
Provisions for assets received in lieu of payment	(583)	(176)
Commissions receivable	4,931	7,558
Prepaid expenses	6,240	6,915
Transactions in progress (****)	2,733	3,472
Rental guarantees	1,617	1,743
Accounts receivable for sale of assets received in lieu of payment	769	752
Recovered leased assets for sale	692	625
Other	33,067	37,207
Total	586,555	483,591

(*)                                These correspond to property and equipment to be given under a finance lease.

(**)                         Documents intermediated refers to securities lending agreements managed by the Bank’s subsidiary Banchile Corredores de Bolsa S.A.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

19.       Current Accounts and Other Demand Deposits:

As of December 31, 2014 and 2015, current accounts and other demand deposits are detailed as follows:

	2014	2015
	MCh$	MCh$
Current accounts	5,786,805	6,900,590
Other demand deposits	680,791	892,485
Other deposits and accounts	466,777	533,973
Total	6,934,373	8,327,048

20.       Saving Accounts and Time Deposits:

As of December 31, 2014 and 2015, saving accounts and time deposits are detailed as follows:

	2014	2015
	MCh$	MCh$
Time deposits	9,450,224	9,529,974
Term savings accounts	188,311	205,171
Other term balances payable	82,711	172,547
Total	9,721,246	9,907,692

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

21.       Borrowings from Financial Institutions:

As of December 31, 2014 and 2015, borrowings from financial institutions are detailed as follows:

	2014	2015
	MCh$	MCh$
Domestic banks
Interbank loans	—	—
Current account overdrafts	—	—
Subtotal	—	—

Foreign banks
Foreign trade financing
Chilean export financing	996,092	1,364,410
Chilean import financing	24,074	18,844
Obligations for transactions between other countries	48,037	—
Borrowings and other obligations
Short-term borrowings	—	—
Current account overdrafts	15,339	39,904
Long-term borrowings	15,165	106,463
Subtotal	1,098,707	1,529,621

Chilean Central Bank
Borrowings and other obligations	—	—
Debt reprogramming credit lines	9	6
Subtotal	9	6
Total	1,098,716	1,529,627

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

22.       Debt Issued:

As of December 31, 2014 and 2015, Debt issued is detailed as follows:

	2014 MCh$	2015 MCh$
Mortgage bonds	64,314	46,381
Bonds	4,223,047	5,270,214
Subordinated bonds	770,595	785,613
Total	5,057,956	6,102,208

During the period ended as of December 31, 2015, Banco de Chile issued bonds by an amount of MCh$2,470,407 of which corresponds to Unsubordinated bonds, commercial papers by an amount of MCh$1,342,224 and  MCh$1,128,183 respectively, according to the following details:

Bonds

Series	Amount MCh$	Terms Years	Annual Rate %	Currency	Issue date	Maturity date

BCHIAI0213	17,132	6	3.40	UF	02/17/2015	02/17/2021
BCHIAM0413	40,425	8	3.60	UF	02/20/2015	02/20/2023
BCHIAB1211	80,282	15	3.50	UF	02/27/2015	02/27/2030
BCHIAM0413	4,881	8	3.60	UF	03/13/2015	03/13/2023
BCHIAM0413	5,972	8	3.60	UF	03/19/2015	03/19/2023
BCHIAM0413	11,225	8	3.60	UF	04/06/2015	04/06/2023
BCHIAM0413	2,673	8	3.60	UF	04/07/2015	04/07/2023
BCHIAZ0613	53,874	14	3.60	UF	04/17/2015	04/17/2029
BONO USD	30,596	6	LIBOR 3 M + 0.69	USD	04/30/2015	04/30/2021
BCHIAM0413	15,242	8	3.60	UF	05/08/2015	05/08/2023
BCHIAP0213	29,715	9	3.60	UF	05/15/2015	05/15/2024
BCHIAP0213	7,435	9	3.60	UF	05/18/2015	05/18/2024
BCHIAP0213	2,658	9	3.60	UF	05/22/2015	05/22/2024
BCHIAP0213	13,308	9	3.60	UF	05/27/2015	05/27/2024
BCHIAO0713	14,072	8	3.40	UF	06/09/2015	06/09/2023
BCHIAO0713	21,146	8	3.40	UF	06/10/2015	06/10/2023
BCHIAO0713	4,518	8	3.40	UF	06/15/2015	06/15/2023
BCHIAO0713	4,653	8	3.40	UF	06/16/2015	06/16/2023
BCHIAO0713	10,639	8	3.40	UF	06/18/2015	06/18/2023
BCHIAO0713	9,315	8	3.40	UF	06/23/2015	06/23/2023
BCHIAW0213	80,003	13	3.60	UF	06/25/2015	06/25/2028
BCHIAO0713	22,367	8	3.40	UF	07/03/2015	07/03/2023
BCHIAO0713	3,692	8	3.40	UF	07/07/2015	07/07/2023
BCHIAX0613	16,068	13	3.60	UF	07/08/2015	07/08/2023
BCHIAX0613	37,494	13	3.60	UF	07/09/2015	09/09/2028
BCHIAO0713	4,255	8	3.40	UF	07/10/2015	07/10/2023
BCHIAO0713	2,681	8	3.40	UF	07/22/2015	07/22/2023
BCHIAS0513	9,550	10	3.60	UF	07/28/2015	07/28/2025
BCHIUY1211	80,744	14	3.50	UF	08/06/2015	08/06/2029
BCHIAS0513	9,334	10	3.60	UF	08/13/2015	08/13/2025
BCHIAK0613	81,154	7	3.40	UF	08/14/2015	08/14/2022
BCHIAS0513	3,297	10	3.60	UF	08/18/2015	08/18/2025
BCHIAS0513	6,046	10	3.60	UF	08/19/2015	08/19/2025
BCHIUW1011	54,750	13	3.50	UF	08/24/2015	08/24/2028

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

22.       Debt Issued, continued:

Bonds, continued

Series	Amount MCh$	Terms Years	Annual Rate %	Currency	Issue date	Maturity date
BCHIUW1011	55,117	13	3.50	UF	08/31/2015	08/31/2028
BCHIAN0513	54,642	8	3.60	UF	10/07/2015	10/07/2023
BCHIAS0513	4,127	10	3.60	UF	10/14/2015	10/14/2025
BCHIUX0212	80,796	13	3.50	UF	10/14/2015	10/14/2028
BONO HKD	53,957	10	3.05	HKD	10/20/2015	10/20/2025
BCHIAQ0213	81,748	10	3.60	UF	11/06/2015	11/06/2025
BCHIAT0613	82,318	11	3.50	UF	11/06/2015	11/06/2026
BCHIAR0613	62,985	10	3.60	UF	11/06/2015	11/06/2025
BONO EUR	35,880	10	1.66	EUR	11/16/2015	11/16/2025
BONO USD	35,411	5	LIBOR 3 M + 1.15	USD	12/16/2015	12/16/2020
BCHIAS0513	4,047	10	3.60	UF	12/18/2015	12/18/2025
Total as of December 31, 2015	1,342,224

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

22.       Debt Issued, continued:

Commercial Papers

Series	Amount MCh$	Annual Rate %	Currency	Issued date	Maturity date

MERRILL LYNCH	15,425	0.32	USD	01/05/2015	04/06/2015
GOLDMAN SACHS	15,380	0.33	USD	01/07/2015	04/09/2015
GOLDMAN SACHS	30,638	0.33	USD	01/08/2015	04/08/2015
WELLS FARGO BANK	12,255	0.32	USD	01/08/2015	04/08/2015
WELLS FARGO BANK	3,077	0.43	USD	01/12/2015	07/13/2015
MERRILL LYNCH	9,421	0.46	USD	01/21/2015	07/21/2015
MERRILL LYNCH	9,421	0.60	USD	01/21/2015	10/16/2015
JP.MORGAN CHASE	49,944	0.37	USD	01/22/2015	04/22/2015
WELLS FARGO BANK	16,262	0.32	USD	02/10/2015	05/11/2015
WELLS FARGO BANK	2,502	0.47	USD	02/10/2015	08/10/2015
JP.MORGAN CHASE	48,215	0.35	USD	03/03/2015	06/02/2015
WELLS FARGO BANK	4,393	0.82	USD	03/06/2015	03/04/2016
MERRILL LYNCH	15,690	0.42	USD	03/06/2015	08/06/2015
JP.MORGAN CHASE	31,395	0.35	USD	03/09/2015	06/08/2015
WELLS FARGO BANK	2,569	0.48	USD	03/17/2015	09/14/2015
MERRILL LYNCH	4,975	0.42	USD	03/20/2015	08/06/2015
MERRILL LYNCH	3,122	0.48	USD	03/23/2015	09/17/2015
JP.MORGAN CHASE	31,951	0.38	USD	03/23/2015	06/22/2015
WELLS FARGO BANK	25,079	0.35	USD	03/30/2015	06/30/2015
JP.MORGAN CHASE	37,467	0.48	USD	04/06/2015	10/02/2015
JP.MORGAN CHASE	14,519	0.38	USD	04/06/2015	07/06/2015
GOLDMAN SACHS	42,858	0.35	USD	04/08/2015	07/08/2015
CITIBANK N.A.	15,506	0.35	USD	04/10/2015	07/06/2015
JP.MORGAN CHASE	16,524	0.40	USD	04/17/2015	08/17/2015
JP.MORGAN CHASE	49,536	0.40	USD	04/22/2015	08/03/2015
WELLS FARGO BANK	15,856	0.34	USD	05/11/2015	08/10/2015
JP.MORGAN CHASE	48,721	0.40	USD	06/02/2015	09/02/2015
JP.MORGAN CHASE	31,567	0.40	USD	06/08/2015	09/08/2015
WELLS FARGO BANK	3,796	0.52	USD	06/19/2015	12/16/2015
JP.MORGAN CHASE	32,321	0.36	USD	06/22/2015	09/17/2015
WELLS FARGO BANK	2,620	0.27	USD	06/30/2015	09/17/2015
WELLS FARGO BANK	10,162	0.37	USD	06/30/2015	10/02/2015
WELLS FARGO BANK	12,782	0.59	USD	06/30/2015	01/05/2016
JP.MORGAN CHASE	15,222	0.39	USD	07/06/2015	10/05/2015
CITIBANK N.A.	16,030	0.36	USD	07/06/2015	10/05/2015
GOLDMAN SACHS	45,651	0.36	USD	07/08/2015	10/08/2015
MERRILL LYNCH	10,419	0.72	USD	07/21/2015	04/15/2016
WELLS FARGO BANK	3,390	0.54	USD	08/04/2015	02/03/2016
WELLS FARGO BANK	33,904	0.31	USD	08/04/2015	09/30/2015
MERRILL LYNCH	19,664	0.36	USD	08/04/2015	11/04/2015
MERRILL LYNCH	22,323	0.36	USD	08/06/2015	11/04/2015
WELLS FARGO BANK	11,549	0.93	USD	08/06/2015	08/04/2016
WELLS FARGO BANK	6,773	0.36	USD	08/07/2015	11/13/2015
WELLS FARGO BANK	6,740	0.93	USD	08/10/2015	08/05/2016
WELLS FARGO BANK	13,634	0.45	USD	08/11/2015	12/08/2015
CITIBANK N.A.	18,710	0.45	USD	08/18/2015	11/16/2015
JP.MORGAN CHASE	69,151	0.51	USD	09/02/2015	12/02/2015
JP.MORGAN CHASE	34,541	0.51	USD	09/08/2015	12/08/2015
JP.MORGAN CHASE	42,393	0.50	USD	10/02/2015	01/05/2016

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

22.       Debt Issued, continued:

Commercial Papers, continued

Series	Amount MCh$	Annual Rate %	Currency	Issued date	Maturity date
CITIBANK N.A.	17,092	0.50	USD	10/05/2015	01/08/2016
JP.MORGAN CHASE	17,092	0.50	USD	10/05/2015	01/08/2016
MERRILL LYNCH	10,224	0.78	USD	10/14/2015	07/11/2016
MERRILL LYNCH	13,829	0.65	USD	11/04/2015	05/04/2016
MERRILL LYNCH	26,100	0.45	USD	11/04/2015	02/03/2016
WELLS FARGO BANK	3,554	0.82	USD	12/15/2015	06/13/2016
MERRILL LYNCH	4,249	1.10	USD	12/17/2015	12/13/2016
Total as of December 31, 2015	1,128,183

Subordinated Bonds

During 2015 the Bank did not issue subordinated bonds.

During the period ended as of December 31, 2014, Banco de Chile issued bonds by an amount of MCh$1,826,552, of which corresponds to Unsubordinated bonds, commercial papers by an amount of MCh$736,212 and  MCh$1,090,340 respectively, according to the following details:

Bonds

Series	MCh$	Term (years)	Interest rate %	Currency	Issued date	Maturity date

BCHIAJ0413	72,444	7	3.40	UF	01/27/2014	01/27/2021
BCHIAH0513	47,861	5	3.40	UF	01/27/2014	01/27/2019
BCHIAL0213	96,796	8	3.60	UF	02/10/2014	02/10/2022
BONO CHF	95,198	2	3M Libor + 0.75	CHF	02/28/2014	02/28/2016
BONO CHF	79,332	5	1.25	CHF	02/28/2014	02/28/2019
BONO JPY	11,226	5	0.98	JPY	03/18/2014	03/18/2019
BCHIUN1011	7,314	7	3.20	UF	04/16/2014	04/16/2021
BONO HKD	43,044	6	3.08	HKD	04/16/2014	04/16/2020
BCHIUN1011	12,224	7	3.20	UF	04/22/2014	04/22/2021
BCHIAA0212	49,986	14	3.50	UF	04/29/2014	04/29/2028
BONO JPY	27,383	8	1.01	JPY	04/29/2014	04/29/2022
BCHIAA0212	26,110	14	3.50	UF	07/22/2014	07/22/2028
BCHIAY0213	79,979	14	3.60	UF	07/31/2014	07/31/2028
BONO JPY	28,133	6	0.55	JPY	08/06/2014	08/06/2020
BCHIAI0213	50,481	6	3.40	UF	08/12/2014	08/12/2020
BCHIAI0213	2,813	6	3.40	UF	09/15/2014	09/15/2020
BCHIAI0213	1,022	6	3.40	UF	09/16/2014	09/16/2020
BCHIAI0213	1,664	6	3.40	UF	09/24/2014	09/24/2020
BCHIAI0213	3,202	6	3.40	UF	10/02/2014	10/02/2020
Total as of December 31, 2014	736,212

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

22.       Debt Issued, continued:

Commercial Papers

Counterparty	MCh$	Interest rate %	Currency	Issued date	Maturity date
Citibank N.A.	10,888	0.30	USD	01/21/2014	04/22/2014
Goldman Sachs	27,220	0.30	USD	01/21/2014	04/22/2014
Merrill Lynch	10,888	0.30	USD	01/21/2014	04/22/2014
Citibank N.A.	2,712	0.30	USD	01/22/2014	05/14/2014
Wells Fargo Bank	13,558	0.30	USD	01/22/2014	05/14/2014
Wells Fargo Bank	27,117	0.30	USD	01/22/2014	05/14/2014
JP Morgan Chase	22,384	0.30	USD	02/05/2014	05/06/2014
Citibank N.A.	11,192	0.30	USD	02/05/2014	05/06/2014
Merrill Lynch	11,192	0.30	USD	02/05/2014	05/06/2014
Goldman Sachs	11,192	0.30	USD	02/05/2014	05/06/2014
Wells Fargo Bank	3,910	0.50	USD	03/06/2014	03/06/2015
Wells Fargo Bank	55,121	0.25	USD	05/14/2014	08/12/2014
Goldman Sachs	11,024	0.23	USD	05/28/2014	09/02/2014
Merrill Lynch	11,024	0.23	USD	05/28/2014	09/02/2014
Wells Fargo Bank	27,453	0.27	USD	05/29/2014	09/03/2014
JP Morgan Chase	54,984	0.30	USD	05/30/2014	09/03/2014
Wells Fargo Bank	21,994	0.38	USD	05/30/2014	09/26/2014
JP Morgan Chase	27,658	0.29	USD	06/04/2014	09/10/2014
Merrill Lynch	13,829	0.50	USD	06/04/2014	03/06/2015
JP Morgan Chase	27,710	0.31	USD	06/10/2014	09/15/2014
JP Morgan Chase	3,329	0.65	USD	06/11/2014	06/10/2015
Merrill Lynch	5,526	0.50	USD	06/23/2014	03/20/2015
Wells Fargo Bank	11,067	0.30	USD	07/08/2014	10/08/2014
Goldman Sachs	27,669	0.30	USD	07/08/2014	10/08/2014
JP Morgan Chase	55,337	0.30	USD	07/08/2014	09/26/2014
JP Morgan Chase	33,263	0.52	USD	07/11/2014	04/06/2015
Wells Fargo Bank	17,284	0.28	USD	08/12/2014	11/12/2014
Wells Fargo Bank	15,556	0.64	USD	08/12/2014	08/06/2015
Wells Fargo Bank	20,155	0.30	USD	08/13/2014	12/11/2014
JP Morgan Chase	58,860	0.31	USD	09/03/2014	12/03/2014
Wells Fargo Bank	52,974	0.35	USD	09/03/2014	01/12/2015
JP Morgan Chase	29,529	0.31	USD	09/10/2014	12/09/2014
JP Morgan Chase	29,812	0.31	USD	09/15/2014	12/15/2014
JP Morgan Chase	59,860	0.31	USD	09/26/2014	12/23/2014
Wells Fargo Bank	23,944	0.31	USD	09/26/2014	12/29/2014
Goldman Sachs	29,650	0.31	USD	10/08/2014	01/09/2015
Wells Fargo Bank	11,860	0.31	USD	10/08/2014	01/09/2015
Wells Fargo Bank	17,815	0.32	USD	11/12/2014	02/10/2015
JP Morgan Chase	47,664	0.35	USD	12/03/2014	03/03/2015
JP Morgan Chase	13,366	0.58	USD	12/03/2014	08/28/2015
JP Morgan Chase	30,690	0.35	USD	12/09/2014	03/09/2015
JP Morgan Chase	35,928	0.35	USD	12/15/2014	03/16/2015
Wells Fargo Bank	16,693	0.40	USD	12/15/2014	04/13/2015
Wells Fargo Bank	15,177	0.58	USD	12/29/2014	08/26/2016
Wells Fargo Bank	24,282	0.33	USD	12/29/2014	03/30/2015
Total as of December 31, 2014	1,090,340

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

22.       Debt Issued, continued:

Subordinated Bonds

As of December 31, 2015, the Bank has not issued subordinated bonds.

The Bank has not had defaults in payment of principal and interest with respect to its debts instruments and has complied with its debt covenants and other agreements related to debt outstanding during the periods of 2014 and 2015.

23.       Other Financial Obligations:

As of December 31, 2014 and 2015, other financial institutions are detailed as follows:

	2014 MCh$	2015 MCh$
Other Chilean obligations	141,729	132,136
Public sector obligations	44,844	40,945
Total	186,573	173,081

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

24.       Provisions:

(a)         As of December 31, 2014 and 2015, provisions are detailed as follows:

	2014	2015
	MCh$	MCh$
Provision for minimum dividends	177,324	167,699
Other provisions for contingencies	8,319	15,133
Total	185,643	182,832

(b)         The following table details the changes in provisions during 2014 and 2015:

	Minimum dividends	Other contingencies	Total
	MCh$	MCh$	MCh$

Balances as of January 1, 2013	139,755	2,084	141,839
Provisions established	154,081	230	154,311
Provisions used	(139,755)	(369)	(140,124)
Provisions released	—	(1,376)	(1,376)
Balances as of December 31, 2013	154,081	569	154,650

Balances as of January 1, 2014	154,081	569	154,650
Provisions established	177,324	7,980	185,304
Provisions used	(154,081)	(230)	(154,311)
Provisions released	—	—	—
Balances as of December 31, 2014	177,324	8,319	185,643

Balances as of January 1, 2015	177,324	8,319	185,643
Provisions established	167,699	7,061	174,760
Provisions used	(177,324)	(247)	(177,571)
Provisions released	—	—	—
Balances as of December 31, 2015	167,699	15,133	182,832

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

25.       Employee Benefits:

(a)         Provisions for personnel benefits and payroll:

	2014	2015
	MCh$	MCh$

Short-term personnel benefits (a.2)	29,678	34,307
Vacation accrual (a.3)	23,727	25,480
Employee defined benefit plan (a.1)(*)	11,471	10,728
Other Benefits	16,639	4,276
Total	81,515	74,791

(*)          See Note No. 2 (ac) (iii)

(a.1)           Employee defined benefit plan:

	2014	2015
	MCh$	MCh$

Current service cost	580	384
Interest cost on benefit obligation	440	454
Actuarial gains and losses	399	33
Net benefit expense	1,419	871

The net benefit expense is recognized under “Personnel Expenses” (Note 34).

The principal assumptions used in determining pension obligations for the Bank’s plan are shown below:

	December 31,	December 31,
	2014	2015
	%	%

Discount rate	4.38	4.60
Annual salary increase	5.12	5.41
Payment probability	99.99	99.99

The most recent actuarial valuation of the present value of the benefit plan obligation was carried out at December 31, 2015.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

25.       Employee Benefits, continued:

Changes in the present value of the defined benefit obligation are as follows:

	2014	2015
	MCh$	MCh$

Opening defined benefit obligation, January 1,	10,696	11,471
Contributions by the employer	1,020	838
Benefits paid	(644)	(1,614)
Prepayments	—	—
Actuarial gains and losses	399	33
Closing defined benefit obligation	11,471	10,728

(a.2) The following table details the changes in provisions for incentive plans during 2014 and 2015:

	2014	2015
	MCh$	MCh$

Balances as of January 1,	32,000	29,678
Provisions established	26,971	35,253
Provisions used	(29,293)	(30,624)
Provisions released	—	—
Balances as of December 31,	29,678	34,307

(a.3) The following table details the changes in provisions for vacation during 2014 and 2015:

	2014	2015
	MCh$	MCh$

Balances as of January 1,	21,895	23,727
Provisions established	6,268	6,672
Provisions used	(4,436)	(4,919)
Provisions released	—	—
Balances as of December 31,	23,727	25,480

(b)         Provisions for share-based employee benefits:

As of December 31, 2014 and 2015, the Bank and its subsidiaries do not have a stock compensation plan.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

26.       Other Liabilities:

As of December 31, 2014 and 2015, other liabilities are detailed as follows:

	2014	2015
	MCh$	MCh$

Accounts and notes payable (*)	120,676	121,389
Cobranding	43,291	54,006
Documents intermediated	45,580	39,735
Financial guarantees	19,362	12,199
Deferred income	5,946	6,644
Leasing deferred gains	6,003	6,040
VAT payable	3,874	3,092
Pending transactions	1,391	767
Insurance payments	284	634
Other	9,588	16,824
Total	255,995	261,330

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

	2014	2015
	MCh$	MCh$

Off-balance-sheet accounts
Foreign office guarantees and standby letters of credit	412,474	389,727
Confirmed foreign letters of credit	136,846	33,871
Issued foreign letters of credit	152,582	122,060
Performance bonds	1,576,763	2,058,813
Immediately available credit lines	6,084,098	7,224,242
Other commitments	14,434	204,862

Transactions on behalf of third parties
Collections	305,384	217,479
Third-party resources managed by the Bank:
Financial assets managed on behalf of third parties	13,153	18,563
Other assets managed on behalf of third parties	—	—
Financial assets acquired on its own behalf	67,834	151,375

Fiduciary activities
Securities held in safe custody in the Bank	7,488,897	8,248,416
Securities held in safe custody in other entities	4,865,570	5,006,510
Total	21,118,035	23,675,918

(b)         Financial Guarantees

As of December 31, 2014 and 2015, the expiration of financial guarantees per period is as follows:

	2014
	Due within 1 year	Due after 1 year but within 3 years	Due after 3 years but within 5 years	Due after 5 years	Total
Performance bonds	1,138,865	368,884	63,307	5,707	1,576,763
Foreign office guarantees and standby letters of credit	281,162	126,170	3,123	2,019	412,474
Total	1,420,027	495,054	66,430	7,726	1,989,237

	2015
	Due within 1 year	Due after 1 year but within 3 years	Due after 3 years but within 5 years	Due after 5 years	Total
Performance bonds	1,310,700	641,566	93,666	12,881	2,058,813
Foreign office guarantees and standby letters of credit	318,802	69,978	363	584	389,727
Total	1,629,502	711,544	94,029	13,465	2,448,540

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

27.       Contingencies and Commitments, continued:

(c)          Lawsuits and legal proceedings:

(c.1) Legal contingencies within the ordinary course of business:

At the date of issuance of these consolidated financial statements, there are actions filed against the Bank and its subsidiaries related with ordinary course operations.  As of December 31, 2015, the Bank has established provisions for this concept in the amount of MCh$14,877 (MCh$8,073 in 2014), recorded within “Provisions” in the statement of financial position.

The most significant actions are the following:

•            Collective action filed by the National Consumer Service (Servicio Nacional del Consumidor) in accordance with Law No. 19,496. This action seeks to challenge some clauses of the “Person Products Unified Agreement” (Contrato Unificado de Productos de Personas) regarding fees on credit lines for overdraft and validity of the tacit consent to changes in fees, charges and other conditions in consumer contracts.

•            Collective action filed by the National Corporation of Consumers and Users of Chile (Corporación Nacional de Consumidores y Usuarios de Chile) that challenge some clauses of the “Person Products Unified Agreement” (Contrato Unificado de Productos de Personas) regarding fees on credit lines for overdraft and validity of the tacit consent to changes in fees, charges and other conditions in consumer contracts, along with the outsourcing of certain services related to our clients’ current account data.

•            Collective action filed by the National Organization of Consumers and Users of Chile (“Organización de Consumidores y Usuarios de Chile”) that requests the Court to declare abusive and void certain provisions of the Person Products Unified Agreement regarding the use of self-service channels (internet, ATMs, telephone banking) and Credit Cards. Such provisions refer to the user’s duty to act with diligence and care with respect to passwords as well as the responsibility they have in case of disclosure to third parties, and the use by such third parties of them.

The following table presents the estimated date of completion of the respective litigation:

	As of December 31, 2015
	2016	2017	2018	2019	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Legal contingencies	14,488	19	370	—	14,877

(c.2) Contingencies for significant lawsuits:

As of December 31, 2014 and 2015, the Bank is not party to any significant lawsuits that affects or that may affect these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

27.       Contingencies and Commitments, continued:

(d)         Guarantees granted:

(i)            In subsidiary Banchile Administradora General de Fondos S.A.:

In compliance with article 12 of Law 20,712, Banchile Administradora General de Fondos S.A., has designated Banco de Chile as the representative of the beneficiaries of the guarantees it has established and in that character the Bank has issued bank guarantees totaling UF 2,603,000, maturing January 8, 2016 (UF 2,458,000 maturing January 9, 2015 in December 2014).

In addition there were other guarantees for a guaranteed return on certain mutual funds, totaling Ch$35,861 million as of December 31, 2014.  There are no mutual funds guaranteed as of December 31, 2015.

	2015	Guarantees	2014	Guarantees
Fund	MCh$	Number	MCh$	Number

Mutual Fund Deposito Plus VI— Guaranted	—	—	5,429	002506-8
Mutual Fund Twin Win Europa 103 — Guaranted	—	—	3,537	006035-1
Mutual Fund Europa Accionario — Guaranted	—	—	2,059	006036-9
Mutual Fund Deposito Plus V — Guaranted	—	—	9,976	001107-7
Mutual Fund Small Cap USA — Guaranted	—	—	5,197	008212-5
Mutual Fund Global Stocks — Guaranted	—	—	2,964	007385-9
Mutual Fund Second Best Europa China — Guaranted	—	—	1,649	007082-7
Mutual Fund Chile Bursátil — Guaranted	—	—	5,050	006034-3
Total	—		35,861

In compliance with the rules established by the Superintendence of Securities and Insurance in letter f) of Circular 1,894 of September 24, 2008, the entity has constituted guarantees, by management portfolio, in benefit of investors.  Such guarantee corresponds to a bank guarantee for UF175,000, with a maturity date of January 8, 2016.

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

The Bank has given the following guarantees in relation to this subsidiary’s business activities:

	2014	2015
	MCh$	MCh$
Guarantees:
Shares to secure short-sale transactions in:
Securities Exchange of the Santiago Stock Exchange	17,158	14,628
Securities Exchange of the Electronic Stock Exchange of Chile	8,748	27,981
Fixed income securities to ensure system CCLV, Bolsa de Comercio de Santiago, Bolsa de Valores	2,996	2,995
Fixed income securities to guarantee stock loans, Bolsa Eléctronica de Chile, Bolsa de Valores	—	80
Total	28,902	45,684

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

Banchile Corredores de Bolsa S.A. keeps an insurance policy current with AIG Chile — Compañía de Seguros Generales S.A. that expires January 2, 2016, and that covers employee fidelity, physical losses, falsification or adulteration, and currency fraud with a coverage amount equivalent to US$ 10,000,000.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

27.       Contingencies and Commitments, continued:

(d)         Guarantees granted, continued:

(ii)        In subsidiary Banchile Corredores de Bolsa S.A., continued:

According to the Chilean Central Bank, it provided a bank guarantee of UF10,500 for the purposes of complying with the contract Contract for Service System Open Market Operations (SOMA) of the Chilean Central Bank. This bank guarantee is revaluated in UF to fixed term, is not endorsable and has a maturity date of July 18, 2016.

It also provided a bank guarantee No. 356782-3 in the amount of UF185,000 for the benefits of investors in portfolio management contracts.  This bank guarantee is revaluated in UF to fixed term, is not endorsable and has a maturity date of January 8, 2016.

It also provided a cash guarantee in the amount of US$122,494.32 for the purpose of complying with the obligations to Pershing, for any operations conducted through that broker.

(iii)    In subsidiary Banchile Corredores de Seguros Ltda.

According to article No. 58, letter D of D.F.L. 251, as of December 31, 2015, the entity maintains two insurance policies that protect it against potential damages caused by infractions of the law, regulations and complementary rules that regulate insurance brokers. These insurance policies relate especially to non-compliance on the basis of acts, mistakes or omissions of brokers, representatives, agents or dependents of Banchile Corredores de Bolsa S.A.

The policies contracted are the following:

Matter insured	Amount Insured (UF)
Responsibility for errors and omissions policy	60,000
Civil responsibility policy	500

(e)          In the Eleventh Civil Court of Santiago, Banchile Corredores de Bolsa S.A. filed a reclamation against the Resolución Exenta No. 270 of October 30, 2014 of the Superintendency of Securities and Insurance (“SVS”), whereby that Superintendency imposed a fine on Banchile Corredores de Bolsa S.A. (“Banchile Corredores”) for an amount of UF 50,000 for the alleged infringement of Article 53 second paragraph of Law 18,045 (“Ley de Mercado de Valores”), for certain specific transactions related to Sociedad Química y Minera de Chile S.A.’s shares (SQM-A). Through the claim, Banchile Corredores seeks to void the fine. As a requirement to file the claim, Banchile posted a bond equal to 25% of the amount of the fine.

According to the current policies, the company has not established provisions because this judicial process has not been ruled and also based on legal advice there are grounds for a favorable judgment for Banchile Corredores.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

28.       Equity

(a)         Authorized, subscribed and paid shares:

As of December 31, 2015, the paid-in capital of Banco de Chile is represented by 96,129,146,433 registered shares (94,655,367,544 in 2014), with no par value, subscribed and fully paid.

(b)         Shares:

(b.1)     On July 23, 2015 Banco de Chile approved the capitalization of 30% of the distributable net income obtained during the fiscal year ending December 31, 2014, through the issuance of fully paid-in shares, agreed in the Extraordinary Shareholders’ Meeting held on March 26, 2015, to increase the Bank´s capital in the amount of $96,252,499,241 through the issuance of 1,473,778,889 fully paid-in shares, of no par value, payable under the distributable net income for the year 2014 that was not distributed as dividends as agreed at the Ordinary Shareholders’ Meeting held on the same day.

The issuance of fully paid-in shares was registered in the Securities Register of the Superintendence of Banks and Financial Institutions with No. 2/2015, on July 14, 2015.

The Board of Directors of Banco de Chile, at the meeting No. 2,821, dated July 23, 2015, set August 6, 2015, as the date for issuance and distribution of the fully paid-in shares.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

28.       Equity, continued:

(b)         Shares, continued:

(b.2) The following table shows the share movements from December 31, 2013 to December 31, 2015:

Total Ordinary Shares
Total shares as of December 31, 2013	93,175,043,991
Capitalization of retained earnings	1,480,323,553
Total shares as of December 31, 2014	94,655,367,544
Capitalization of retained earnings	1,473,778,889
Total Shares as of December 31, 2015	96,129,146,433

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

28.       Equity, continued:

(c)          Shareholders’ composition:

As of December 31, 2014, the shareholder composition was as follows:

Corporate Name or Shareholder’s Name	Shares	% of Equity Holding

Sociedad Administradora de la Obligación Subordinada SAOS S.A.	28,593,701,789	30.21
LQ Inversiones Financieras S.A.	24,332,365,224	25.71
Sociedad Matriz del Banco de Chile S.A. SM-Chile S.A.	12,138,549,725	12.82
Other minority shareholders	29,590,750,806	31.26
Total	94,655,367,544	100.00

As of December 31, 2015, the shareholder composition was as follows:

Corporate Name or Shareholder’s Name	Shares	% of Equity Holding

Sociedad Administradora de la Obligación Subordinada SAOS S.A.	28,593,701,789	29.75
LQ Inversiones Financieras S.A.	25,008,633,509	26.02
Sociedad Matriz del Banco de Chile S.A. SM-Chile S.A.	12,138,555,766	12.63
Other minority shareholders	30,388,255,369	31.60
Total	96,129,146,433	100.00

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

28.       Equity, continued:

(d)         Approval and payment of dividends:

At the Ordinary Shareholders’ Meeting held on March 26, 2015, the Bank’s shareholders agreed to distribute and pay dividend No. 203 amounting to Ch$3.42915880220 per common share of Banco de Chile, with charge to net income for the year ended December 31, 2014.  The amount of dividend paid for the period 2015 was Ch$367,445 million.

At the Ordinary Shareholders’ Meeting held on March 27, 2014, the Bank’s shareholders agreed to distribute and pay dividend No. 202 amounting to Ch$3.48356970828 per common share of Banco de Chile, with charge to net income for the year ended December 31, 2013.  The amount of dividend paid of the period 2014 was Ch$368,120 million.

The following dividends were declared and paid by the Bank for the year ended as of December 31, 2013, 2014 and 2015:

	2013	2014	2015
	MCh$	MCh$	MCh$
Dividends on ordinary shares (*):	343,455	368,120	367,445
Dividends per ordinary share (1):	3.90	3.98	3.88

(*)          This dividend per share is composed of the dividend paid to the Central Bank and common shareholders in the amounts of MCh$142,856 and MCh$224,589, respectively.  The Central Bank has 29,161.4 million shares with a payment of Ch$4.8987983 per common share of Banco de Chile and for common shareholders the number of shares are 65,493.9 million with a payment of Ch$3.4291588 per common share of Banco de Chile.

(1)         Dividends per share are calculated by dividing the amount of the dividend paid during each year by the previous year’s number of shares outstanding.

(e)          Provision for minimum dividends:

Chilean Corporations Law mandates a minimum distribution of 30% of distributable income.  Accordingly, the Bank recorded a liability under the line item “Provisions” for an amount of MCh$167,699 (MCh$177,324 in December 31, 2014) against “Retained earnings”.

(f)           Other comprehensive income:

The cumulative translation adjustment is generated from the Bank’s translation of its investments in foreign companies, as it records the effects of foreign currency translation for these items in equity. For the year ended December 31, 2015, this recorded a credit to equity in an amount of Ch$2 million (a credit to equity for Ch$80 million in 2014).

In accordance with Note 2(w), the fair market value adjustment for available-for-sale instruments is generated by fluctuations in the fair value of that portfolio, with a charge or credit to equity, net of deferred taxes (see Note 12). For the year ended 2015, there was a net credit to equity in an amount of Ch$4,886 million (a net credit to equity for Ch$4,486 million in 2014).

Cash flow hedge adjustment consists of the portion of income of hedge instruments registered in equity produced in a cash flow hedge. For the year ended December 31, 2015, there was a credit to equity in an amount of Ch$7,728 million (a credit to equity for Ch$23,507 million for the period 2014).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

28.       Equity, continued:

(g)          Earnings per share:

Earnings per share is calculated by dividing the net profit for the year attributable to the ordinary equity holders of the Bank by the weighted average number of ordinary shares outstanding during the year.

The following table shows the income and share data used in the calculation of EPS:

	As of December 31,
	2013	2014	2015
Basic and diluted earnings per share:

Net profits attributable to ordinary equity holders of the Bank	550,188	595,518	609,903
Weighted average number of ordinary shares(*)	95,945,550,723	96,129,146,433	96,129,146,433
Earnings per share	5.73	6.19	6.34

(*)  During 2013, 2014 and 2015, the Bank capitalized 1,197,741,038; 1,480,323,553 and 1,473,778,889 shares respectively, which are considered in the earnings per share calculation as if they had been outstanding during all periods presented.

During the periods presented the Bank did not have any instruments that could lead to a dilution of its ordinary shares.

There have been no transactions involving ordinary shares or potential ordinary shares between the reporting date and the date of the completion of these financial statements.

29.       Interest Revenue and Expenses:

(a)         As of each year end, interest revenue is detailed as follows:

	2013	2014	2015
	MCh$	MCh$	MCh$
Commercial loans	833,163	964,070	852,202
Consumer loans	567,987	573,902	573,306
Residential mortgage loans	288,890	497,258	469,633
Financial investments	85,124	84,725	62,860
Repurchase agreements	2,496	9,309	9,389
Loans and advances to banks	15,728	18,938	28,267
Gain (loss) from accounting hedges	(29,097)	(106,496)	(90,620)
Other interest revenue	1,651	3,898	3,420
Total	1,765,942	2,045,604	1,908,457

During the year ended December 31, 2015, interest recorded in income from impaired loans amounted to Ch$10,126 million (Ch$9,013 million as of December 31, 2014).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

29.       Interest Revenue and Expenses, continued:

(b)         As of each year end, interest expenses are detailed as follows:

	2013	2014	2015
	MCh$	MCh$	MCh$
Savings accounts and time deposits	482,600	434,882	341,955
Debt issued	199,330	344,326	329,111
Other financial obligations	2,814	3,873	2,249
Repurchase agreements	13,149	9,581	7,216
Borrowings from financial institutions	13,791	7,166	10,171
Gain (loss) from accounting hedges	(10,565)	(20,826)	(20,256)
Demand deposits	3,153	8,643	8,658
Other interest expenses	99	1,143	1,065
Total	704,371	788,788	680,169

(c)          As of each year end, loss from accounting hedge is the following:

	2013	2014	2015
	MCh$	MCh$	MCh$
Cash Flow hedge	(51,795)	(9,659)	148,555
Fair value hedge	33,263	(76,011)	(218,919)
Total	(18,532)	(85,670)	(70,364)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

30.       Income and Expenses from Fees and Commissions:

The income and expenses for fees and commissions shown in the Consolidated Statement of Comprehensive Income refers to the following items:

	2013	2014	2015
	MCh$	MCh$	MCh$
Income from fees and commissions
Card services	108,851	110,984	129,962
Investments in mutual funds and other	54,833	65,199	76,843
Collections and payments	51,588	49,374	52,657
Portfolio management	35,920	37,719	39,276
Insurance brokerage	18,840	19,674	23,258
Use of distribution channel	27,252	19,931	20,679
Guarantees and letter of credit	17,611	19,148	20,122
Trading and securities management	17,526	15,527	16,438
Lines of credit and overdrafts	22,206	20,844	13,400
Financial advisory services	4,054	6,081	10,871
Other fees earned	28,051	22,971	32,570
Total income from fees and commissions	386,732	387,452	436,076

Expenses from fees and commissions
Credit card transactions	(75,083)	(88,480)	(100,231)
Fees for interbank transactions	(9,808)	(11,779)	(14,322)
Fees for collections and payments	(6,658)	(6,423)	(6,568)
Sale of mutual fund units	(2,318)	(3,379)	(3,951)
Fees for securities transactions	(3,103)	(2,851)	(3,139)
Sales force fees	(2,007)	(1,885)	(1,343)
Other fees	(662)	(467)	(543)
Total expenses from fees and commissions	(99,639)	(115,264)	(130,097)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

31.       Net Financial Operating Income:

The gain (losses) from trading and brokerage activities is detailed as follows:

	2013	2014	2015
	MCh$	MCh$	MCh$
Interest accrued on trading securities	17,668	16,500	12,770
Gains (losses) from mark to market	6,916	3,420	(2,132)
Financial assets held-for-trading	24,584	19,920	10,638
Sale of available-for-sale instruments	14,881	18,102	8,861
Net (loss) gain of other transactions (*)	(1,089)	(38)	1,687
Derivative instruments	(6,018)	(3,773)	19,096
Sale of loan portfolio	314	993	4,130
Total	32,672	35,204	44,412

(*)  Includes hedge ineffectiveness recognized in income statement for an amount of MCh$26

32.       Foreign Exchange Transaction, net:

The detail of foreign exchange transactions is the following:

	2013	2014	2015
	MCh$	MCh$	MCh$
Loss from accounting hedges	65,802	68,476	213,376
Indexed foreign currency	7,451	20,493	21,410
Translation difference, net	(1,796)	(18,744)	(177,468)
Total	71,457	70,225	57,318

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

33.       Provisions for Loan Losses:

The changes during 2013, 2014 and 2015 are the following:

	Loans and	Loans to customers as of December 31, 2013
	advance to banks	Commercial loans	Mortgage loans	Consumer loans	Total	Financial Guarantees	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Provisions established:
Individual provisions	(333)	(37,617)	—	—	(37,617)	(3,955)	(41,905)
Group provisions	—	(49,808)	(5,665)	(167,496)	(222,969)	(8,737)	(231,706)
Provisions established net	(333)	(87,425)	(5,665)	(167,496)	(260,586)	(12,692)	(273,611)

Provisions released:
Individual provisions	—	—	—	—	—	9,003	9,003
Group provisions	—	—	—	—	—	—	—
Provisions released net	—	—	—	—	—	9,003	9,003

Recovery of written-off assets	—	13,330	1,927	27,698	42,955	—	42,955

Provisions net allowances for credit risk	(333)	(74,095)	(3,738)	(139,798)	(217,631)	(3,689)	(221,653)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

33.       Provisions for Loan Losses, continued:

	Loans and	Loans to customers as of December 31, 2014
	advance to banks	Commercial loans	Mortgage loans	Consumer loans	Total	Financial Guarantees	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Provisions established:
Individual provisions	—	(54,027)	—	—	(54,027)	(1,629)	(55,656)
Group provisions	—	(46,061)	(8,497)	(198,017)	(252,575)	(120)	(252,695)
Provisions established net	—	(100,088)	(8,497)	(198,017)	(306,602)	(1,749)	(308,351)

Provisions released:
Individual provisions	476	—	—	—	—	—	476
Group provisions	—	—	—	—	—	—	—
Provisions released net	476	—	—	—	—	—	476

Recovery of written-off assets	—	14,272	2,152	29,885	46,309	—	46,309

Provisions net allowances for credit risk	476	(85,816)	(6,345)	(168,132)	(260,293)	(1,749)	(261,566)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

33.       Provisions for Loan Losses, continued:

	Loans and	Loans to customers as of December 31, 2015
	advance to banks	Commercial loans	Mortgage loans	Consumer loans	Total	Financial Guarantees	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Provisions established:
Individual provisions	—	(53,946)	—	—	(53,946)	(3,723)	(57,669)
Group provisions	—	(40,094)	(8,537)	(204,225)	(252,856)	(1,413)	(254,269)
Provisions established net	—	(94,040)	(8,537)	(204,225)	(306,802)	(5,136)	(311,938)

Provisions released:
Individual provisions	463	—	—	—	—	12,304	12,767
Group provisions	—	—	—	—	—	—	—
Provisions released net	463	—	—	—	—	12,304	12,767

Recovery of written-off assets	—	18,011	1,895	33,043	52,949	—	52,949

Provisions net allowances for credit risk	463	(76,029)	(6,642)	(171,182)	(253,853)	7,168	(246,222)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

34.       Personnel Expenses:

Personnel expenses in 2013, 2014 and 2015 are detailed as follows:

	2013	2014	2015
	MCh$	MCh$	MCh$

Remuneration	188,856	201,411	216,337
Bonuses per collective bargaining(*)	—	44,437	—
Bonuses and incentives	32,306	29,569	44,245
Variable Compensation	26,751	29,367	36,855
Lunch and health benefits	22,631	24,263	25,339
Gratifications	22,566	21,604	22,703
Staff severance indemnities	10,523	11,895	13,386
Training expenses	2,877	2,639	2,546
Other personnel expenses	16,726	19,327	19,977
Total	323,236	384,512	381,388

(*)         During 2014, we negotiated and finalized four-year collective bargaining agreements among Banco de Chile, Federación de Sindicatos, Sindicato Nacional y el Sindicato Nacional de Trabajadores Citibank NA. Additionally, our subsidiary Promarket S.A. finalized its collective bargaining process during August 2014, signing a Collective Bargaining Agreement for a period of three years.  As result of these agreements, the agreed benefits were extended to non-union employees. In addition, the agreements generated a one-time expense in an amount of Ch$44,437 million.

35.       Administrative Expenses:

As of December 31, 2013, 2014 and 2015, administrative expenses are detailed as follows:

	2013	2014	2015
	MCh$	MCh$	MCh$

General administrative expenses	164,228	179,412	194,297
Outsources services	44,118	47,221	47,932
Marketing expenses	29,053	29,431	32,509
Taxes, payroll taxes and contributions	12,514	11,711	12,513
Board expenses	2,589	2,762	2,723
Total	252,502	270,537	289,974

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

36.       Depreciation, Amortization and Impairment:

(a)         Amounts charged to income for depreciation and amortization during 2013, 2014 and 2015 are detailed as follows:

	2013	2014	2015
	MCh$	MCh$	MCh$

Depreciation and amortization
Depreciation of property and equipment (Note No.15a and Note No. 16)	19,280	22,149	21,206
Amortization of intangibles assets (Note No.14a)	8,397	10,638	10,616
Total	27,677	32,787	31,822

(b)         As of December 31, 2013, 2014 and 2015, the impairment loss is detailed as follows:

	2013	2014	2015
	MCh$	MCh$	MCh$

Impairment loss
Impairment loss on investment instruments	—	—	—
Impairment loss on property and equipment (Note No.15a)	757	1,965	204
Impairment loss on intangibles assets (Note No.14a)	1,490	120	59
Total	2,247	2,085	263

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

37.       Other Operating Income:

During 2013, 2014 and 2015, the Bank and its subsidiaries presented the following under other operating income:

	2013	2014	2015
	MCh$	MCh$	MCh$

Rental income	7,440	8,083	8,537
Expense recovery	3,517	3,840	4,279
Recovery from correspondent banks	2,264	2,525	2,980
Credit card income	—	2,694	1,987
Income for assets received in lieu of payment	6,126	1,223	1,569
Release of provisions for contingencies	1,376	—	280
Release of provisions	—	2,318	—
Other	5,161	6,528	5,854
Total	25,884	27,211	25,486

38.       Other Operating Expenses:

During 2013, 2014 and 2015, the Bank and its subsidiaries incurred the following other operating expenses:

	2013	2014	2015
	MCh$	MCh$	MCh$

Write-offs for operating risks	4,144	5,076	4,844
Provisions for contingencies	582	7,750	6,360
Provision for other assets	4,767	4,082	2,361
Card administration	1,106	949	3,373
Assets received in lieu of payment	—	12,852	—
Other	3,269	6,730	5,893
Total	13,868	37,439	22,831

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

	Operating Companies (*)		Investment Companies (**)		Individuals (***)		Total
	2014	2015	2014	2015	2014	2015	2014	2015
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Loans and accounts receivable:
Commercial loans	287,943	289,803	36,383	40,916	1,878	7,570	326,204	338,289
Residential mortgage loans	—	—	—	—	19,970	27,678	19,970	27,678
Consumer loans	—	—	—	—	4,111	5,682	4,111	5,682
Gross loans	287,943	289,803	36,383	40,916	25,959	40,930	350,285	371,649
Provision for loan losses	(790)	(921)	(132)	(79)	(68)	(248)	(990)	(1,248)
Net loans	287,153	288,882	36,251	40,837	25,891	40,682	349,295	370,401

Off balance sheet accounts:
Guarantees	3,238	11,501	40	46	—	—	3,278	11,547
Letters of credits	1,344	487	—	—	—	—	1,344	487
Banks guarantees	42,195	63,247	387	2,473	—	—	42,582	65,720
Immediately available credit lines	52,900	60,002	24,686	24,470	10,997	15,319	88,583	99,791
Total off balance sheet account	99,677	135,237	25,113	26,989	10,997	15,319	135,787	177,545
Provision for contingencies loans	(89)	(117)	—	(1)	—	—	(89)	(118)
Off balance sheet account, net	99,588	135,120	25,113	26,988	10,997	15,319	135,698	177,427

Amount covered by Collateral:
Mortgage	62,291	88,140	7,688	7,619	28,646	39,657	98,625	135,416
Warrant	—	—	—	—	—	—	—	—
Pledge	—	—	—	—	3	3	3	3
Other (****)	32,188	84,913	9,005	11,873	2,330	1,704	43,523	98,490
Total collateral	94,479	173,053	16,693	19,492	30,979	41,364	142,151	233,909

Acquired Instruments
For trading purposes	—	—	—	—	—	—	—	—
For investment purposes	—	7,454	6,015	—	—	—	6,015	7,454
Total acquired instruments	—	7,454	6,015	—	—	—	6,015	7,454

(*)                      Operating companies are legal entities which comply with the following conditions:

(i)             They engage in operating activities and generate a separable flow of income,

(ii)          Less than 50% of their assets are trading securities or investments.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

39.       Related Party Transactions, continued:

(b)         Other assets and liabilities with related parties:

	2014	2015
	MCh$	MCh$
Assets
Cash and due from banks	193	222
Derivative instruments	85,226	112,370
Other assets	17,386	32,028
Total	102,805	144,620

Liabilities
Demand deposits	220,603	139,313
Savings accounts and time deposits	423,012	300,868
Derivative instruments	123,569	101,433
Borrowings from financial institutions	154,022	321,374
Other liabilities	26,205	11,617
Total	947,411	874,605

(c)          Income and expenses from related party transactions:

	2014		2015
	Income	Expense	Income	Expense
	MCh$	MCh$	MCh$	MCh$
Type of income or expense recognized
Interest and revenue expenses	23,873	18,631	23,830	14,166
Fees and commission income	56,154	40,879	54,094	45,291
Net financial operating income	130,606	144,403	276,154	224,328
Provision for credit risk	141	—	—	230
Operating expenses	—	100,070	—	115,231
Other income and expenses	631	83	486	29
Total	211,405	304,066	354,564	399,275

(d)         Payments to key management personnel:

	2014	2015
	MCh$	MCh$
Remunerations	3,752	3,798
Short-term benefits	4,123	3,721
Contract termination indemnity	1,251	—
Stock-based benefits	—	—
Total	9,126	7,519

	N° of executives
Position	2015	2015
CEO	1	1
CEOs of subsidiaries	7	7
Division Managers	11	12
Total	19	20

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

39.       Related Party Transactions, continued:

(e)          Directors’ expenses and remunerations:

	Remunerations				Fees for attending Board meetings		Fees for attending Committees and Subsidiary Board meetings (1)		Consulting		Total
	2014		2015		2014	2015	2014	2015	2014	2015	2014	2015
Name of Directors	MCh$		MCh$		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Pablo Granifo Lavín	383	(*)	397	(*)	52	50	365	363	—	—	800	810
Andrónico Luksic Craig	155		162		10	12	—	—	—	—	165	174
Jorge Awad Mehech	52		54		24	25	130	102	—	—	206	181
Gonzalo Menéndez Duque	52		54		23	21	115	114	26	27	216	216
Jaime Estévez Valencia	52		54		26	26	106	128	—	—	184	208
Rodrigo Manubens Moltedo	52		54		24	26	51	56	—	—	127	136
Jorge Ergas Heymann	52		54		19	18	60	47	—	—	131	119
Francisco Pérez Mackenna	52		54		22	21	55	70	—	—	129	145
Thomas Fürst Freiwirth	52		54		19	20	40	41	—	—	111	115
Jean-Paul Luksic Fontbona	52		54		9	11	—	—	—	—	61	65
Others	—		—		—	—	147	153	—	—	147	153
Total	954		991		228	230	1,069	1,074	26	27	2,277	2,322

(1)         It includes fees paid to members of the Advisory Committee of Banchile Corredores de Seguros Ltda. of MCh$17 (MCh$16 in 2014).

(*)         It includes a provision of MCh$235 (MCh$226 in 2014) for an incentive subject to achieving the Bank’s forecasted earnings.

Fees paid for advisory services to the Board of Directors amount to MCh$271 (MCh$259 in 2014).

Travel and other related expenses amount to MCh$130 (MCh$226 in 2014).

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

In particular, in cases where there are no market quotations for the instrument, similar transaction prices, or indicative parameters, a reasoned analysis and specific controls should be made to estimate the fair value of the operation or transaction.  Banco de Chile’s framework for fair value, described in the Fair Value Policy approved by the Board of Banco de Chile, establishes the approval level process required to operate these kinds of instruments, when there is no market information or fair value cannot be inferred from prices or rates.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

40.       Fair Value of Financial Assets and Liabilities, continued:

(ii)          Level hierarchy classification and figures

The following table shows the figures by hierarchy, for instruments recorded at fair value in the statement of financial position.

	Level 1		Level 2		Level 3		Total
	2014	2015	2014	2015	2014	2015	2014	2015
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets
Financial assets held-for-trading
From the Chilean government and Central Bank	80,374	122,920	8,496	126,996	—	—	88,870	249,916
Other instruments issued in Chile	364	10,420	202,823	565,210	1,401	18,028	204,588	593,658
Subtotal	80,738	133,340	211,319	692,206	1,401	18,028	293,458	843,574
Derivative contracts for trading purposes
Forwards	—	—	140,750	180,616	—	—	140,750	180,616
Swaps	—	—	609,843	739,777	—	—	609,843	739,777
Call options	—	—	2,583	1,878	—	—	2,583	1,878
Put options	—	—	287	680	—	—	287	680
Futures	—	—	—	—	—	—	—	—
Subtotal	—	—	753,463	922,951	—	—	753,463	922,951
Hedge derivative contracts
Fair value hedge (Swaps)	—	—	101	279	—	—	101	279
Cash flow hedge (Swaps)	—	—	78,703	203,892	—	—	78,703	203,892
Subtotal	—	—	78,804	204,171	—	—	78,804	204,171
Total	—	—	832,267	1,127,122	—	—	832,267	1,127,122
Financial assets available-for-sale(1)
From the Chilean government and Central Bank	86,066	15,321	253,258	71,187	—	—	339,324	86,508
Other instruments issued in Chile	—	—	1,026,569	742,986	179,378	96,125	1,205,947	839,111
Instruments issued abroad	58,376	81,644	3,211	—	1,938	—	63,525	81,644
Subtotal	144,442	96,965	1,283,038	814,173	181,316	96,125	1,608,796	1,007,263
Other assets
Mutual fund investments	255,013	23,080	—	—	—	—	255,013	23,080
Subtotal	255,013	23,080	—	—	—	—	255,013	23,080
Total	480,193	253,385	2,326,624	2,633,501	182,717	114,153	2,989,534	3,001,039

Financial liabilities
Derivative contracts for trading purposes
Forwards	—	—	124,795	204,354	—	—	124,795	204,354
Swaps	—	—	662,245	852,569	—	—	662,245	852,569
Call options	—	—	2,221	3,658	—	—	2,221	3,658
Put options	—	—	362	546	—	—	362	546
Futures	—	—	—	—	—	—	—	—
Other	—	—	—	—	—	—	—	—
Subtotal	—	—	789,623	1,061,127	—	—	789,623	1,061,127
Hedge derivative contracts
Fair value hedge (Swaps)	—	—	19,904	14,549	—	—	19,904	14,549
Cash flow hedge (Swaps)	—	—	17,596	3,666	—	—	17,596	3,666
Subtotal	—	—	37,500	18,215	—	—	37,500	18,215
Total	—	—	827,123	1,079,342	—	—	827,123	1,079,342

(1)     As of December 31, 2015, 91% of instruments of level 3 have denomination “Investment Grade”.   Also, 100% of total of these financial instruments correspond to domestic issuers.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

40.       Fair Value of Financial Assets and Liabilities, continued:

(iii)       Level 3 Reconciliation

The following tables show the reconciliation between the beginning and ending balances of instruments classified as Level 3, whose fair value is reflected in the financial statements.

	Balance as of January 1, 2014	Gain (loss) Recognized in Income(1)	Gain (loss) Recognized in Equity(2)	Purchases and Agreements, net	Sales	Transfer from Level 1 and 2	Transfer to Level 1 and 2	Balance as of December 31, 2014
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets
Financial assets held-for-trading
Other instruments issued in Chile	2,439	(1,087)	—	49	—	—	—	1,401
Instruments issued abroad	—	—	—	—	—	—	—	—
Subtotal	2,439	(1,087)	—	49	—	—	—	1,401
Financial assets available-for-sale
Other instruments issued in Chile	76,975	6,230	784	82,909	(18,483)	30,963	—	179,378
Instruments issued abroad	1,679	270	(11)	—	—	—	—	1,938
Subtotal	78,654	6,500	773	82,909	(18,483)	30,963	—	181,316
Total	81,093	5,413	773	82,958	(18,483)	30,963	—	182,717

	Balance as of January 1, 2015	Gain (loss) Recognized in Income(1)	Gain (loss) Recognized in Equity(2)	Purchases, Sales and Agreements, net	Sales	Transfer from Level 1 and 2	Transfer to Level 1 and 2	Balance as of December 31, 2015
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets
Financial assets held-for-trading
Other instruments issued in Chile	1,401	(26)	—	18,055	(51)	—	(1,351)	18,028
Instruments issued abroad	—	—	—	—	—	—	—	—
Subtotal	1,401	(26)	—	18,055	(51)	—	(1,351)	18,028
Financial assets available-for-sale
Other instruments issued in Chile	179,378	11,230	(775)	213	(101,213)	13,336	(6,044)	96,125
Instruments issued abroad	1,938	103	56	—	(2,097)	—	—	—
Subtotal	181,316	11,333	(719)	213	(103,310)	13,336	(6,044)	96,125
Total	182,717	11,307	(719)	18,268	(103,361)	13,336	(7,395)	114,153

(1)         It is recorded in the income statement under “Net financial operating income”

(2)         It is recorded in Equity under “Other Comprehensive Income”

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

40.       Fair Value of Financial Assets and Liabilities, continued:

(iv)      Transfers between levels

The following tables show transfers between levels for financial assets and liabilities whose fair value is recorded in the consolidated financial statements:

Transfers from level 1 to level 2
2014
Financial assets	MCh$

Financial assets held-for-trading instruments
From the Chilean Government and Central Bank	500

Financial assets Available-for-sale instruments
From the Chilean Government and Central Bank	—

Transfers from level 2 to level 1
2014
Financial assets	MCh$

Financial assets held-for-trading instruments
From the Chilean Government and Central Bank	—

Financial assets Available-for-sale instruments
From the Chilean Government and Central Bank	—

Transfers from level 1 to level 2
2015
Financial assets	MCh$

Financial assets held-for-trading instruments
From the Chilean Government and Central Bank	—

Financial assets Available-for-sale instruments
From the Chilean Government and Central Bank	—

Transfers from level 2 to level 1
2015
Financial assets	MCh$

Financial assets held-for-trading instruments
From the Chilean Government and Central Bank	—

Financial assets Available-for-sale instruments
From the Chilean Government and Central Bank	15,322

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

40.       Fair Value of Financial Assets and Liabilities, continued:

(v)         Sensitivity of level 3 instruments to changes in key assumptions of the input parameters for the valuation model

The following table shows the impact on the fair value of Level 3 financial instruments using alternative assumptions that are reasonably possible.  It is believed that the positive and negative impacts are similar:

	As of December 31, 2014		As of December 31, 2015
	Level 3	Sensitivity to changes in key assumptions of models	Level 3	Sensitivity to changes in key assumptions of models
Financial Assets	MCh$	MCh$	MCh$	MCh$
Financial assets held-for-trading
Other instruments issued in Chile	1,401	(150)	18,028	(445)
Subtotal	1,401	(150)	18,028	(445)
Financial assets available-for-sale
Other instruments issued in Chile	179,378	(3,542)	96,125	(1,969)
Instruments issued abroad	1,938	(67)	—	—
Subtotal	181,316	(3,609)	96,125	(1,969)
Total	182,717	(3,759)	114,153	(2,414)

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

	Book Value		Fair Value
	2014	2015	2014	2015
	MCh$	MCh$	MCh$	MCh$
Assets
Cash and due from banks	915,133	1,361,222	915,133	1,361,222
Transactions in the course of collection	356,185	319,679	356,185	319,679
Cash collateral on securities borrowed and reverse repurchase agreements	27,661	46,164	27,661	46,164
Subtotal	1,298,979	1,727,065	1,298,979	1,727,065
Loans and advances to banks
Domestic banks	169,953	45,222	169,953	45,222
Chilean Central Bank	551,108	1,000,433	551,108	1,000,433
Foreign banks	434,304	349,889	434,304	349,889
Subtotal	1,155,365	1,395,544	1,155,365	1,395,544
Loans to customers, net
Commercial loans	12,836,933	14,101,661	12,707,255	13,859,949
Residential mortgage loans	5,394,602	6,374,981	5,657,988	6,625,557
Consumer loans	3,169,240	3,546,341	3,170,640	3,525,034
Subtotal	21,400,775	24,022,983	21,535,883	24,010,540
Total	23,855,119	27,145,592	23,990,227	27,133,149

Liabilities
Current accounts and other demand deposits	6,934,373	8,327,048	6,934,373	8,327,048
Transactions in the course of payment	53,049	35,475	53,049	35,475
Cash collateral on securities lent and reverse repurchase agreements	249,482	184,131	249,482	184,131
Saving accounts and time deposits	9,721,246	9,907,692	9,719,397	9,902,468
Borrowings from financial institutions	1,098,716	1,529,627	1,094,468	1,522,667
Other financial obligations	186,573	173,081	186,573	173,081
Subtotal	18,243,439	20,157,054	18,237,342	20,144,870
Debt issued
Letters of credit for residential purposes	52,730	39,568	55,482	41,849
Letters of credit for general purposes	11,584	6,813	12,189	7,206
Bonds	4,223,047	5,270,214	4,283,006	5,302,742
Subordinated bonds	770,595	785,613	782,529	788,883
Subtotal	5,057,956	6,102,208	5,133,206	6,140,680
Total	23,301,395	26,259,262	23,370,548	26,285,550

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

The table below sets forth the fair value of Financial Assets/Liabilities not measured at fair value on the balance sheet, for the years ended December 31, 2014 and 2015:

	Level 1		Level 2		Level 3		Total
	Estimated Fair Value		Estimated Fair Value		Estimated Fair Value		Estimated Fair Value
	2014	2015	2014	2015	2014	2015	2014	2015
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets
Cash and due from banks	915,133	1,361,222	—	—	—	—	915,133	1,361,222
Transactions in the course of collection	356,185	319,679	—	—	—	—	356,185	319,679
Receivables from repurchase agreements and security borrowing	27,661	46,164	—	—	—	—	27,661	46,164
Subtotal	1,298,979	1,727,065	—	—	—	—	1,298,979	1,727,065
Loans and advances to banks
Domestic banks	169,953	45,222	—	—	—	—	169,953	45,222
Central bank	551,108	1,000,433	—	—	—	—	551,108	1,000,433
Foreign banks	434,304	349,889	—	—	—	—	434,304	349,889
Subtotal	1,155,365	1,395,544	—	—	—	—	1,155,365	1,395,544
Loans to customers, net
Commercial loans	—	—	—	—	12,707,255	13,859,949	12,707,255	13,859,949
Residential mortgage loans	—	—	—	—	5,657,988	6,625,557	5,657,988	6,625,557
Consumer loans	—	—	—	—	3,170,640	3,525,034	3,170,640	3,525,034
Subtotal	—	—	—	—	21,535,883	24,010,540	21,535,883	24,010,540
Total	2,454,344	3,122,609	—	—	21,535,883	24,010,540	23,990,227	27,133,149

Liabilities
Current accounts and other demand deposits	6,934,373	8,327,048	—	—	—	—	6,934,373	8,327,048
Transactions in the course of payment	53,049	35,475	—	—	—	—	53,049	35,475
Payables from repurchase agreements and security lending	249,482	184,131	—	—	—	—	249,482	184,131
Savings accounts and time deposits	—	—	—	—	9,719,397	9,902,468	9,719,397	9,902,468
Borrowings from financial institutions	—	—	—	—	1,094,468	1,522,667	1,094,468	1,522,667
Other financial obligations	186,573	173,081	—	—	—	—	186,573	173,081
Subtotal	7,423,477	8,719,735	—	—	10,813,865	11,425,135	18,237,342	20,144,870
Debt Issued
Letters of credit for residential purposes	—	—	55,482	41,849	—	—	55,482	41,849
Letters of credit for general purposes	—	—	12,189	7,206	—	—	12,189	7,206
Bonds	—	—	4,283,006	5,302,742	—	—	4,283,006	5,302,742
Subordinate bonds	—	—	—	—	782,529	788,883	782,529	788,883
Subtotal	—	—	4,350,677	5,351,797	782,529	788,883	5,133,206	6,140,680
Total	7,423,477	8,719,735	4,350,677	5,351,797	11,596,394	12,214,018	23,370,548	26,285,550

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

	Effect of offsetting on balance sheet			Related amount not offset
	Gross amount	Amounts offset	Net amounts reported on the balance sheet	Financial Instruments	Financial Collateral	Net amount
As of December 31, 2014	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Derivative financial assets	832,267	—	832,267	(436,626)	(49,804)	345,837
Derivative financial liabilities	827,123	—	827,123	(436,626)	(124,418)	266,079

	Effect of offsetting on balance sheet			Related amount not offset
	Gross amount	Amounts offset	Net amounts reported on the balance sheet	Financial Instruments	Financial Collateral	Net amount
As of December 31, 2015	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Derivative financial assets	1,127,122	—	1,127,122	(502,277)	(148,023)	476,822
Derivative financial liabilities	1,079,342	—	1,079,342	(502,277)	(190,563)	386,502

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

	As of December 31, 2014
	Less than 12 months	Over 1 year	Total
	MCh$	MCh$	MCh$
Assets
Cash and due from banks	915,133	—	915,133
Transactions in the course of collection	356,185	—	356,185
Financial assets held-for-trading	293,458	—	293,458
Receivables from repurchase agreements and security borrowing	27,661	—	27,661
Derivative instruments	290,462	541,805	832,267
Loans in advance to banks (*)	1,137,988	18,193	1,156,181
Loans to customers (*)	9,054,104	12,837,229	21,891,333
Financial assets available-for-sale	848,458	760,338	1,608,796
Investments in other companies	—	23,043	23,043
Property and equipment	—	205,403	205,403
Investment properties	—	15,936	15,936
Intangible assets	—	66,859	66,859
Current tax assets	—	—	—
Deferred tax assets, net	—	94,240	94,240
Other assets	278,062	308,493	586,555
Total Assets	13,201,511	14,871,539	28,073,050

	As of December 31, 2015
	Less than 12 months	Over 1 year	Total
	MCh$	MCh$	MCh$
Assets
Cash and due from banks	1,361,222	—	1,361,222
Transactions in the course of collection	319,679	—	319,679
Financial assets held-for-trading	843,574	—	843,574
Receivables from repurchase agreements and security borrowing	46,164	—	46,164
Derivative instruments	311,590	815,532	1,127,122
Loans in advance to banks (*)	1,366,247	29,650	1,395,897
Loans to customers (*)	10,206,846	14,366,580	24,573,426
Financial assets available-for-sale	573,000	434,263	1,007,263
Investments in other companies	—	25,849	25,849
Property and equipment	—	215,671	215,671
Investment properties	—	15,042	15,042
Intangible assets	—	64,700	64,700
Current tax assets	—	—	—
Deferred tax assets, net	—	129,192	129,192
Other assets	53,808	429,783	483,591
Total Assets	15,082,130	16,526,262	31,608,392

(*)    The respective provisions, which amount to MCh$490,558 and MCh$550,443 in 2014 and 2015, respectively, for loans to customers and MCh$816 and MCh$353 for loans and advances to banks, have not been deducted from these balances.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

41.       Maturity of Assets and Liabilities, continued:

	As of December 31, 2014
	Less than 12 months	Over 1 year	Total
	MCh$	MCh$	MCh$
Liabilities
Current accounts and other demand deposits	6,934,373	—	6,934,373
Transactions in the course of payment	53,049	—	53,049
Payables from repurchase agreements and security lending	249,482	—	249,482
Saving accounts and time deposits	9,384,054	337,192	9,721,246
Derivative instruments	219,166	607,957	827,123
Borrowings from financial institutions	898,461	200,255	1,098,716
Debt issued	946,746	4,111,210	5,057,956
Other financial obligations	146,764	39,809	186,573
Current tax liabilities	—	19,030	19,030
Employee benefits	—	81,515	81,515
Provisions	—	185,643	185,643
Other liabilities	45,580	210,415	255,995
Total Liabilities	18,877,675	5,793,026	24,670,701

	As of December 31, 2015
	Less than 12 months	Over 1 year	Total
	MCh$	MCh$	MCh$
Liabilities
Current accounts and other demand deposits	8,327,048	—	8,327,048
Transactions in the course of payment	35,475	—	35,475
Payables from repurchase agreements and security lending	184,131	—	184,131
Saving accounts and time deposits	9,238,299	669,393	9,907,692
Derivative instruments	325,921	753,421	1,079,342
Borrowings from financial institutions	1,372,768	156,859	1,529,627
Debt issued	967,439	5,134,769	6,102,208
Other financial obligations	144,852	28,229	173,081
Current tax liabilities	—	24,714	24,714
Employee benefits	—	74,791	74,791
Provisions	—	182,832	182,832
Other liabilities	39,735	221,595	261,330
Total Liabilities	20,635,668	7,246,603	27,882,271

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

Our credit policies and processes acknowledge the particularities of each market and segment, thus affording specialized treatment to each one of them. The integrated information prepared for risk analysis is key to developing our strategic plan. This objective includes determining the desired risk level for each business line; aligning all strategies with the established risk level; communicating desired risk levels to Bank’s commercial areas; developing models, processes and tools for evaluating, measuring and controlling risk throughout the different business lines and areas; informing the board of directors about risks and their evolution; proposing action plans to address important deviations in risk indicators and enforcing compliance of applicable standards and regulations.

(a)         Risk Management Structure

Credit, and Market Risk Management (liquidity and price risk), are present at all levels of the Organization, with a structure that recognizes the relevance of the different risk areas that exist.  Current levels are:

(i)  Board of Directors

The Board is responsible for the establishment and monitoring of the Bank’s risk management structure.  Due to the above, it is permanently informed regarding the evolution of the different risk areas, participating through its Finance Committee International and Financial Risk Committee, Credit Committee, Portfolio Risk Committee, which check the status of credit and market risks.  In addition, it actively participates in each of them, informed of the status of the portfolio and participating in the strategic definitions that impact the quality of the portfolio.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

42.       Risk Management, continued:

(1)         Introduction, continued:

(a)         Risk Management Structure, continued:

(ii)          Finance, International and Financial Risk Committee

This committee reviews financial positions, market and liquidity risk, that the Banks maintained the last 30 days.  It is responsible by the control of the limits to alerts both, internal and regulatory. The knowledge of the current state of the market risks allow to forecast potential future loss, with an important confidence level, in the case of adverse transactions in the main market variables or liquidity or a tight liquidity (either liquidity of trading in financial instruments as funding liquidity). Additionally, the Committee reviews the estimated financial results that generate these positions separately, in order to measure the risk-return businesses involved in handling financial positions of the Treasury, the evolution of the use of capital, and the estimated credit risk and market that the Bank will face in the future. The Committee also discussed the international financial exposure and liabilities major credit exposures generated by derivatives transactions.  Committee is responsible for the design of policies and procedures related to the establishment of limits and alerts financial positions, as well as measurement, control and reporting of the same. Subsequently, policies and procedures are subject to approval by the Bank Board.

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

(iii)       Credit Committees

The credit approval process is done mainly through various credit committees, which are composed of qualified professionals and with the necessary attributions to take decisions required.

These committees have different periodicities and are based on the amounts approved and commercial segments. Each committee is responsible for defining the terms and conditions under which the Bank accepts counterparty risks and the Corporate Risk Division participates in them as independent and autonomous trade areas.

The highest court approval, within the structure of the Bank’s risk management is the Credit Committee of the Board, which reviews weekly all operations exceeding UF 750,000. The committee is composed of the General Manager, Corporate Risk Division Manager, and at least three directors. The attendance of Directors is not limited to the number of Directors required, so all board members can participate in the Credit Committee.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

42.       Risk Management, continued:

(1)         Introduction, continued:

(a)         Risk Management Structure, continued:

(iv)      Portfolio Risk Committee

The main function is to understand from an overall perspective the composition of the Bank’s loan portfolio, reviewing indicators of default, past due loans, deterioration and major exhibitions by economic groups, debtors and sectoral concentration in the framework of the Policy Limits sector. The Board approves and proposes strategies differentiated risk management, including credit policies, assessment methodologies portfolio, calculation of provisions to cover expected losses, as well as methodologies for determining additional provisions. It is also responsible for knowing the analysis of adequacy of provisions, authorize extraordinary write-offs of loans where are exhausted instances of recovery, control the management of liquidation of foreclosed assets and review the guidelines and methodological advances in the development of models credit risk assessed on the Technical Committee for the Supervision of Internal Models.

The Portfolio Risk Committee meets monthly and is composed of the Chairman, two Directors, the General Manager, Corporate Risk Manager, Commercial Manager, the Chief of Intelligence Information Area. Also participate as permanent guests Individual Risk Manager, Manager of the Area of Architecture and the CFO. The Committee may be summoned in an extraordinary way at the request of the Chairman, two Directors or the General Manager.

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

Regarding the management of Credit Risk, Corporate Risk Division oversees the quality of the portfolio and optimizing the risk - return to all segments of people and companies managing the stages of approval, monitoring and recovery of loans granted.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

42.       Risk Management, continued:

(1)               Introduction, continued:

(b)         Measurement Methodology

In terms of Credit Risk, provision levels and portfolio expenses are the basic measurements used to determine the credit quality of our portfolio.

The Bank primarily performs risk monitoring and controlling functions based on established limits by the board. These limits reflect the Bank’s business and market strategy as well as the risk level it is willing to accept, with added emphasis on selected industry sectors.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

43.       Risk Management, continued:

(2)         Credit Risk, continued

(a)         Approval Process

It operates under a differentiated approach, because there are different nature of the segments (Retail and Wholesale Segments), which it characterizes by different basics in its variables of explanation of its financial structure and repayment ability. The general concepts involved in each approval process are:

•                  Politics, rules and procedures

•                  Specialization and experience level of participant of the process

•                  Types and depth of technological platforms required

•                  Type of model/indicators predictive for each segments

Risk management in the segments Retail and Wholesale has a process and team consolidated, that have a high level of experience and specialization in the approving of credits, for the different segments and business in which the Bank operates.

Retail Segments

The following are the types of approval models:

Automated Model: This model is used to evaluate credit applications massive segments of individuals without a commercial business, Commercial Banking and Credichile.  The Bank has automatized systems of evaluations, in which it has programmed the politics and rules applicable in credits.  The fundamental pillars in this model of admission are the following dimensions: Target Market; Minimum Credit Profile (scoring) and borrowing Limits (exposure)

Parametric Model: this methodology is used in individuals in the segment PYME (SME). This model considers the evaluation of customers based on three pillars: Payment behavior both, internal and external; Financial reporting analysis and Evaluation of business of each client, including experience of its owners and management.

This process yields a parametric evaluation category that summarizes the credit quality of the customer through a rating, which is linked directly to the powers of credit required for each operation.

Pre-approved model: considering the available information of the clients, it is made massive evaluation process to obtain credit offer pre-approved, existing different strategies for each segments and customer niches.  These processes permitted proactive and efficient management and a better relation between risk and return.  Also, better quality of services for the clients.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

42.       Risk Management, continued:

(2)         Credit Risk, continued:

(a)         Approval Process, continued:

Wholesale Segment

It is applied model case to case, which involves an individual evaluation with specialized knowledge and it integrates the level of risk, deadlines, amounts, products, complexity and business prospects, guarantees, among other variables applies. This process is also supported by a rating model, which provides greater consistency in the evaluation of the customer and the economic group, determining also the level of authority required for the approval of credit risk.

For the case by case evaluation there are specialized areas in some segments that, by their nature, require expert knowledge (real estate, construction, agriculture, financial, international and other advisory ad hoc when there are specific issues).

(b)         Control and Follow up

The Bank, inside of its structures, has areas responsible for follow up, which it has developed methodologies and tools for the different segments, which are applied systematically and has permitted correct manage of portfolio.

In Retail Segment exists a control and follow up of credit risk, where exists a permanent monitoring of the customers, of industry and market trend, is possible to determine adjust necessaries to maintain the adequate risk level.  So, it is made report that includes expected loss of portfolio, analysis of litter of new clients, past due general of the portfolio with special follow up of products and segments, standards approve, follow up of mortgage loans according variables of politics, relation debt — guarantee value, term, relation quote/income of client.  It has developed statistics model like support to the correct credit evaluation.  This methodology establishes indicators of minimum quality to operate.  They have a straight follow up through back test analysis, variables stability, and segmentation, among others, ensuring stability and predictive capacity in the time.

In the wholesale segment, the main processes of centralized  follow up is established systematic monitoring alerts on financial indicators and behavioral variables, past due management, including predictors of the risk level and strategies differentiated for early collection and classification of portfolio management. The management made of special monitoring portfolio which allows establishing action plans for companies that have alerts risk.  Also, to portfolio that requires special review, it is made tracking market cyclical. In addition, other monitoring efforts aimed at monitoring compliance with pre-established conditions at the process of admission, such as controls of financial clauses (covenants), collateral coverage, conditions, and restrictions of individual credit approval, among others.

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

Additionally, we generate another metric which is the pre-settlement exposure (PSE at 95% confidence level) under internal models, as follows:

PSE =Maximum (CMTM + CEF*Notional, 0)

CMTM: Current Mark-to-Market of the transaction

Notional: Transaction notional amount

CEF: Credit Exposure Factor, which reflects the peak exposure of the transaction under 95% of confidence level.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

42.       Risk Management, continued:

(2)         Credit Risk, continued:

(d)         Portfolio Concentration

Maximum credit risk exposure per counterparty without considering collateral or other credit enhancements as of December 31, 2015 and 2014 does not exceed 10% of the Bank’s Regulatory Capital, which corresponds to Capital plus some adjustments like subordinated bonds, provisions, goodwill, among others. This credit limit has been set forth in accordance with the Chilean Banking Law.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

42.       Risk Management, continued:

(2)         Credit Risk, continued:

The following tables show credit risk exposure per balance sheet item, including derivatives, detailed by both geographic region and industry sector as of December 31, 2015:

	Chile	United States	Brazil	Other	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets
Cash and Due from Banks	793,261	543,492	—	24,469	1,361,222
Financial Assets held-for-trading
From the Chilean Government and Central Bank of Chile	249,916	—	—	—	249,916
Other instruments issued in Chile	593,658	—	—	—	593,658
Instruments issued abroad	—	—	—	—	—
Subtotal	843,574	—	—	—	843,574
Cash collateral on securities borrowed and reverse repurchase agreements	46,164	—	—	—	46,164
Derivative Contracts for Trading Purposes
Forwards	154,367	4,800	—	21,449	180,616
Swaps	534,356	111,636	—	93,785	739,777
Call Options	1,878	—	—	—	1,878
Put Options	680	—	—	—	680
Futures	—	—	—	—	—
Others	—	—	—	—	—
Subtotal	691,281	116,436	—	115,234	922,951
Hedge Derivative Contracts
Forwards	—	—	—	—	—
Swaps	48,133	47,378	—	108,660	204,171
Call Options	—	—	—	—	—
Put Options	—	—	—	—	—
Futures	—	—	—	—	—
Others	—	—	—	—	—
Subtotal	48,133	47,378	—	108,660	204,171
Loans and advances to Banks
Central Bank of Chile	1,000,433	—	—	—	1,000,433
Domestic banks	45,258	—	—	—	45,258
Foreign banks	—	—	190,150	160,056	350,206
Subtotal	1,045,691	—	190,150	160,056	1,395,897
Loans to Customers (before allowances for loans losses)
Commercial loans	14,222,295	21,261	23,333	154,276	14,421,165
Residential mortgage loans	6,404,986	—	—	—	6,404,986
Consumer loans	3,747,275	—	—	—	3,747,275
Subtotal	24,374,556	21,261	23,333	154,276	24,573,426
Financial Assets Available-for-Sale
From the Chilean Government and Central Bank of Chile	86,508	—	—	—	86,508
Other instruments issued in Chile	839,111	—	—	—	839,111
Instruments issued abroad	—	81,644	—	—	81,644
Subtotal	925,619	81,644	—	—	1,007,263
Financial assets held-to-Maturity	—	—	—	—	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

42.       Risk Management, continued:

(2)         Credit Risk, continued:

	Financial Services	Government	Retail (Individuals)	Trade	Manufacturing	Mining	Electricity, Gas and Water	Agriculture and Livestock	Forestry	Fishing	Transportation and Telecom	Construction	Services	Other	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets
Cash and Due from Banks	1,249,892	111,330	—	—	—	—	—	—	—	—	—	—	—	—	1,361,222
Financial Assets held-for-trading
From the Chilean Government and Central Bank of Chile	—	249,916	—	—	—	—	—	—	—	—	—	—	—	—	249,916
Other instruments issued in Chile	593,658	—	—	—	—	—	—	—	—	—	—	—	—	—	593,658
Instruments issued abroad	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	593,658	249,916	—	—	—	—	—	—	—	—	—	—	—	—	843,574
Cash collateral on securities borrowed and reverse repurchase Agreements Payables	12,473	—	—	3,264	797	4,893	19,830	282	—	—	3,841	228	—	556	46,164
Derivative Contracts for Trading Purposes
Forwards	170,420	—	—	2,088	4,906	111	47	2,192	—	8	53	739	52	—	180,616
Swaps	629,455	—	—	17,538	21,271	20,485	20,485	30,361	9,926	4,664	2,214	2,597	1,266	—	739,777
Call Options	161	—	—	1,047	301	—	—	306	—	—	29	—	34	—	1,878
Put Options	1	—	—	616	36	—	—	11	—	—	—	—	16	—	680
Futures	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	800,037	—	—	21,289	26,514	20,596	20,532	32,870	9,926	4,672	2,296	3,336	1,368	—	922,951
Hedge Derivative Contracts
Forwards	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Swaps	204,171	—	—	—	—	—	—	—	—	—	—	—	—	—	204,171
Call Options	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Put Options	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Futures	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	204,171	—	—	—	—	—	—	—	—	—	—	—	—	—	204,171
Loans and advances to Banks
Central Bank of Chile	—	1,000,433	—	—	—	—	—	—	—	—	—	—	—	—	1,000,433
Domestic banks	45,258	—	—	—	—	—	—	—	—	—	—	—	—	—	45,258
Foreign banks	350,206	—	—	—	—	—	—	—	—	—	—	—	—	—	350,206
Subtotal	395,464	1,000,433	—	—	—	—	—	—	—	—	—	—	—	—	1,395,897
Loans to Customers, Net
Commercial loans	2,130,946	—	—	2,349,564	1,626,516	545,375	473,172	1,185,113	—	351,531	1,668,628	1,585,940	1,668,346	836,034	14,421,165
Residential mortgage loans	—	—	6,404,986	—	—	—	—	—	—	—	—	—	—	—	6,404,986
Consumer loans	—	—	3,747,275	—	—	—	—	—	—	—	—	—	—	—	3,747,275
Subtotal	2,130,946	—	10,152,261	2,349,564	1,626,516	545,375	473,172	1,185,113	0	351,531	1,668,628	1,585,940	1,668,346	836,034	24,573,426
Financial Assets Available-for-Sale
From the Chilean Government and Central Bank of Chile	—	86,508	—	—	—	—	—	—	—	—	—	—	—	—	86,508
Other instruments issued in Chile	716,265	—	—	23,407	—	8,436	38,190	51,096	—	—	—	1,717	—	—	839,111
Instruments issued abroad	81,644	—	—	—	—	—	—	—	—	—	—	—	—	—	81,644
Subtotal	797,909	86,508	—	23,407	—	8,436	38,190	51,096	—	—	—	1,717	—	—	1,007,263
Financial assets held-to-Maturity	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

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

The following table contains details of the collaterals that are held to mitigate the exposure to credit risk:

	Maximum exposure to	Fair value of collateral and credit enhancements held as of December 31, 2014
	credit risk	Mortgages	Pledge (*)	Securities	Warrants	Others	Net collateral	Net exposure
Loans to customers:	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Corporate lending	10,152,759	1,869,995	92,097	509,345	1,979	348,439	2,821,855	7,330,904
Small business lending	2,957,987	1,712,185	27,989	33,762	85	47,569	1,821,590	1,136,397
Consumer lending	3,361,964	222,985	1,639	2,450	—	17,854	244,928	3,117,036
Mortgage lending	5,418,623	4,851,400	78	657	—	—	4,852,135	566,488
Total	21,891,333	8,656,565	121,803	546,214	2,064	413,862	9,740,508	12,150,825

	Maximum exposure to	Fair value of collateral and credit enhancements held as of December 31, 2015
	credit risk	Mortgages	Pledge (*)	Securities	Warrants	Others	Net collateral	Net exposure
Loans to customers:	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Corporate lending	11,033,269	2,090,295	75,436	464,998	4,854	358,086	2,993,669	8,039,600
Small business lending	3,387,896	2,017,450	32,428	34,853	85	47,844	2,132,660	1,255,236
Consumer lending	3,747,275	247,330	1,460	2,872	—	18,390	270,052	3,477,223
Mortgage lending	6,404,986	5,573,300	122	598	—	—	5,574,020	830,966
Total	24,573,426	9,928,375	109,446	503,321	4,939	424,320	10,970,401	13,603,025

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

42.       Risk Management, continued:

(2)         Credit Risk, continued:

(f)           Credit Quality by Asset Class, continued:

The following table shows credit quality by asset class for balance sheet items, based on the Bank’s credit rating system.

	As of December 31, 2014
	Individual Portfolio			Group Portfolio
	Normal	Substandard	Non- complying	Normal	Non- complying	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets
Loans and advances to banks
Central Bank of Chile	551,108	—	—	—	—	551,108
Domestic banks	170,014	—	—	—	—	170,014
Foreign banks	435,059	—	—	—	—	435,059
Total	1,156,181	—	—	—	—	1,156,181
Loans to customers (before allowances for loan losses)
Commercial loans	10,576,242	176,882	200,670	1,942,685	214,267	13,110,746
Residential mortgage loans	—	—	—	5,325,029	93,594	5,418,623
Consumer loans	—	—	—	3,124,586	237,378	3,361,964
Total	10,576,242	176,882	200,670	10,392,300	545,239	21,891,333

	As of December 31, 2015
	Individual Portfolio			Group Portfolio
	Normal	Substandard	Non- complying	Normal	Non- complying	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets
Loans and advances to banks
Central Bank of Chile	1,000,433	—	—	—	—	1,000,433
Domestic banks	45,258	—	—	—	—	45,258
Foreign banks	350,206	—	—	—	—	350,206
Total	1,395,897	—	—	—	—	1,395,897
Loans to customers (before allowances for loan losses)
Commercial loans	11,543,265	175,066	277,710	2,211,104	214,020	14,421,165
Residential mortgage loans	—	—	—	6,287,820	117,166	6,404,986
Consumer loans	—	—	—	3,473,296	273,979	3,747,275
Total	11,543,265	175,066	277,710	11,972,220	605,165	24,573,426

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

42.       Risk Management, continued:

(2)         Credit Risk, continued:

(f)           Credit Quality by Asset Class, continued:

Substandard and Non-Complying loans

The following table shows the conciliation between Normal and Impaired Portfolio and classification criteria of impaired loans, which includes some categories of substandard loans:

	December	December
	2014	2015
	MCh$	MCh$
Individual Portfolio
Substandard (categories B1 — B4)	176,882	175,066
Non-complying (categories C1 — C6)	200,670	277,710
Group Portfolio
Non-complying	545,239	605,165
Total substandard and non-complying categories (from B1 to C6)	922,791	1,057,941
Total impaired loans (categories B3 — C6)	829,096	940,785
Normal portfolio (categories B1 — B2)	93,695	117,156

Categories B3 to C6 present objective evidence of impairment, as a result of the occurrence of one or more conditions or events described below, according to paragraph 59 of IAS 39.

Related to categories B1 and B2 correspond to debtors who have sufficient credit quality, so these categories are not considered impaired.

The classification criteria are the following:

Categories	Criteria
B1 — Normal	— Vulnerable ability to make payments, with some difficult in some of them, but debtor regularized payments on a timely basis
B2 — Normal	— Debtor with low but sufficient credit quality
B3 — Impaired	— Debtor with a very low credit quality
— Weak ability to make payments, and it has shown delinquency in its payments, may need a financial restructuring
B4 — Impaired	— Debtor with minimum credit quality
— This debtor type presents a history of negative behaviors in the past 12 months
C1-C6 Impaired	— These categories include debtors and their credits, the recovery of which is considered remote, as they present a deteriorating or no ability to pay
— Debtors with obvious signs of possible bankruptcy, as well as those debtors where a forced restructuring of debt is necessary to avoid default
— These categories comprise all loans outstanding from debtors that have at least one installment payment of interest or principal overdue for 90 days or more

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

42.       Risk Management, continued:

(2)         Credit Risk, continued:

(f)           Credit Quality by Asset Class, continued:

The following tables below provide details of financial assets past due as of December 31, 2014 and 2015, listed by their first past-due date.

The detailed amounts include installments that are overdue, plus the remaining balance of principal and interest on such loans.

Terms:

Default 1:  1 to 29 days

Default 2:  30 to 59 days

Default 3:  60 to 89 days

As of December 31, 2014:

	Default 1	Default 2	Default 3
	MCh$	MCh$	MCh$
Loans and advances to banks	23,176	35,197	—
Subtotal past-due loans and advances to banks	23,176	35,197	—
Commercial loans	140,430	106,844	25,513
Import-export financing	11,939	2,895	563
Factoring transactions	28,210	4,554	1,170
Commercial lease transactions	54,605	10,958	2,747
Other loans and receivables	1,598	483	311
Residential mortgage loans	112,031	49,711	19,030
Consumer loans	219,173	87,774	34,593
Subtotal past-due loans to customers	567,986	263,219	83,927
Total	591,162	298,416	83,927

As of December 31, 2015:

	Default 1	Default 2	Default 3
	MCh$	MCh$	MCh$
Loans and advances to banks	15,354	—	—
Subtotal past-due loans and advances to banks	15,354	—	—
Commercial loans	152,739	59,428	19,346
Import-export financing	19,437	1,255	6,096
Factoring transactions	36,917	5,093	2,757
Commercial lease transactions	37,837	8,149	2,145
Other loans and receivables	1,021	440	407
Residential mortgage loans	132,767	53,915	22,279
Consumer loans	225,577	90,188	33,864
Subtotal past-due loans to customers	606,295	218,468	86,894
Total	621,649	218,468	86,894

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

42.       Risk Management, continued:

(2)         Credit Risk, continued:

(f)           Credit Quality by Asset Class, continued:

As of December 31, the aging analysis of loans is as follows:

		Past due but not impaired(*)
As of	Neither past due or impaired	Up to 30 days	Over 30 days and up to 60 days	Over 60 days and up to 90 days	Over 90 days	Total
December 31,	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
2015	23,015,178	460,401	121,272	34,864	926	23,632,641
2014	20,354,370	482,154	189,117	34,748	1,848	21,062,237

(*)These amounts include installments that are overdue, plus the remaining balance of principal and interest on such loans.

(g)          Collateral

The value of collateral maintained by the Bank for loans individually classified as impaired as of December 31, 2014 and 2015 is MCh$116,445 and MCh$118,464, respectively.

The value of collateral maintained by the Bank for loans overdue but non-impaired as of December 31, 2014 and 2015 is MCh$271,899 and MCh$283,718, respectively.

(h)         Assets Received in Lieu of Payment

The Bank has received assets in lieu of payment totaling MCh$6,477 and MCh$7,627 as of December 31, 2014 and 2015, respectively, the majority of which are properties.  All of these assets are managed for sale.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

42.       Risk Management, continued:

(2)         Credit Risk, continued:

(i)             Renegotiated Assets

The impaired loans are considered to be renegotiated when the corresponding financial commitments are restructured and the Bank assesses the probability of recovery as sufficiently high.

The following table details the book value of loans with renegotiated terms per financial asset class:

	2014	2015
	MCh$	MCh$
Financial assets
Loans and advances to banks
Domestic banks	—	—
Foreign banks	—	—
Subtotal	—	—
Loans to customers, net
Commercial loans	190,692	238,491
Residential mortgage loans	19,585	18,186
Consumer loans	324,622	335,489
Subtotal	534,899	592,166
Total renegotiated financial assets	534,899	592,166

The Bank evaluates allowances loan losses in two segments: individually assessed allowances loan losses and group assessed allowances loan losses, which are described in more detail in Note 2(h).

Complementary Information

The renegotiated portfolio of Banco de Chile represents 2.41% of the total loans and the redefault rate of these loans for retail segment is 30.83% as of December 31, 2015 (the Bank does not have this information for other segments for internal purposes).

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

42.       Risk Management, continued:

(2)         Credit Risk, continued:

(i)             Renegotiated Assets, continued:

The Bank does not have information related to the balance of loans modified by type of concession because is not required to record this information by the local banking regulator and this information is much used by our peers.  However, the Bank continually monitors its deteriorated portfolio as defined in Note 2(h)(v).  Also, for internal purposes the renegotiated loan portfolio is analyzed and reviewed as part of the impaired portfolio.  Therefore, for management and regulatory (local and IFRS) reporting purposes the bank does not frequently use information on loans modified by types of concession.

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

Credit risk exposure generated by contingent obligations is disclosed in Note No. 27.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

42.       Risk Management, continued:

(3)         Market Risk

Market Risk is referred as to the potential loss the bank may incur due to an adverse change of market factors levels (such as FX rates, equity prices, interest rates, options volatility, etc.) or due to the absence of liquidity.

(a)         Liquidity Risk:

Liquidity Risk: Measurement and Limits

The Bank measures and controls the Trading Liquidity risk for Trading portfolios by establishing limits to certain specific tenors for each yield curve, limits to spot positions for FX or Equity portfolios. Trading Liquidity for debt instruments that are part of the Accrual Book is not limited explicitly, taking into account that in this case the instruments are expected to be held for longer periods of time or even until maturity.

Funding Liquidity is controlled and limited using the regulatory C08 Index report (from December 2015 onwards, the SBIF establish the C46 Index as the new index for reporting regulatory liquidity position; in the meanwhile and until March 2016, both indexes must be reported and after that date, the reporting of the C08 Index will be discontinued), which is the estimation of the expected net cash flows within a period of time considering business-as-usual market conditions.

The SBIF authorized Banco de Chile to utilize the C08 Adjusted Index report, which includes, in addition to the regular report, behavioral maturity assumptions for some specific balance sheet items, such as: roll-over or evergreen patterns for some portion of the loan portfolios; stability of some portion of the demand deposits and therefore no withdrawal is reported for this stable o core portion; etc.

The SBIF establish the following limits for the C08 Index:

Foreign Currency balance sheet items:	1-30 days C08 index < 1 x Tier-1 Capital
All Currencies balance sheet items:	1-30 days C08 index < 1 x Tier-1 Capital
All Currencies balance sheet items:	1-90 days C08 index < 2 x Tier-1 Capital

As of December 30, 2015, the 1-30 days Adjusted C08 Index of foreign currency balance sheet items is 0.061 (C46 0.102). The 1-30 days Adjusted C46 Index of all currencies balance sheet items on that date is reported as 0.358 (C46 0.543); the value of the same index for the period 1 to 90 days is 0.294 (C46 0.496).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

42.       Risk Management, continued:

(3)         Market Risk, continued:

(a)         Liquidity Risk, continued:

The maturity profile of the consolidated financial liabilities of Banco de Chile and its subsidiaries, as of 2014 and 2015 end-of-year, is illustrated below:

	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Liabilities as of December 31, 2014
Current accounts and other demand deposits	6,934,373	—	—	—	—	—	6,934,373
Transactions in the course of payment	53,049	—	—	—	—	—	53,049
Instruments sold under repurchase agreements and security lending	249,198	92	—	—	—	—	249,290
Savings accounts and time deposits	4,956,782	2,162,419	2,596,404	154,505	172	188	9,870,470
Full delivery derivative transactions	269,665	278,329	286,634	409,966	296,234	486,087	2,026,915
Borrowings from financial institutions	59,589	158,480	677,611	200,010	—	—	1,095,690
Other financial obligations	756	1,140	5,939	12,713	17,685	18,585	56,818
Debt issued in non-USD foreign currency	114,339	222,257	566,735	1,134,570	1,219,836	2,882,249	6,139,986
Total (excluding non-delivery derivative transactions)	12,637,751	2,822,717	4,133,323	1,911,764	1,533,927	3,387,109	26,426,591
Non - delivery derivative transactions	178,635	110,298	727,089	1,208,217	638,045	895,239	3,757,523

	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Liabilities as of December 31, 2015
Current accounts and other demand deposits	8,327,048	—	—	—	—	—	8,327,048
Transactions in the course of payment	35,475	—	—	—	—	—	35,475
Instruments sold under repurchase agreements and security lending	184,041	51	—	—	—	—	184,092
Savings accounts and time deposits	4,637,114	1,788,360	3,128,918	484,858	557	211	10,040,018
Full delivery derivative transactions	269,483	232,474	364,917	629,015	329,806	640,329	2,466,024
Borrowings from financial institutions	231,893	125,946	904,310	262,757	—	—	1,524,906
Other financial obligations	421	1,100	5,535	18,435	23,918	789	50,198
Debt issued in non-USD foreign currency	113,758	199,062	766,134	1,157,411	1,384,072	3,756,483	7,376,920
Total (excluding non-delivery derivative transactions)	13,799,233	2,346,993	5,169,814	2,552,476	1,738,353	4,397,812	30,004,681
Non - delivery derivative transactions	262,962	356,434	809,548	1,053,043	528,528	1,017,489	4,028,004

The Loans-to-deposit ratio for 2014 and 2015 is illustrated below:

Loans-to-Deposit Ratio

	2014	2015
Maximum	2.74	3.00
Minimum	2.43	2.70
Average	2.61	2.84

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

42.       Risk Management, continued:

(3)         Market Risk, continued:

(a)         Liquidity Risk, continued:

Banco de Chile has established internal liquidity metrics, in addition to those required by the regulatory entities, with the purpose of covering other dimensions of liquidity risk, such as: large funds providers’ diversification; maturity concentration triggers; etc. These and other financial ratios are monthly monitored in order to early detect structural changes of the balance sheet profile. Additionally, the bank is closely monitoring market triggers, such as interest rates levels, intervention of the markets made by the Central Bank, the 5-year Chile CDS spread, etc. These allow the bank to early prevent systemic crisis due to market conditions.

(b)         Price Risk

Price Risk Measurement and Limits

The Price Risk measurement and management processes are implemented utilizing various internal metrics and reports. These are built for the Trading portfolio and separately for the Banking book (also referred as to the Accrual book). In addition to this, and just on supplementary basis and actually not used as a risk management tool, the bank submits regulatory reports to the corresponding regulatory entities.

The bank has established internal limits for the Trading Book. In fact, the FX net open positions (FX delta), the interest rate sensitivities generated by the derivatives and debt securities portfolios (DV01 or also referred as to rho) and the FX volatility sensitivity (vega) are measured and limited. Limits are established on an aggregate basis but also for some specific repricing tenor points. The use of these limits are daily monitored, controlled and reported by independent parties to the senior management of the bank. The internal governance framework also establishes that these limits are approved by the board and must be reviewed at least annually.

The Bank utilizes the historical VaR (Value-at-Risk) approach as the risk measurement tool for the trading portfolio exposures. The model includes 99% confidence level and most recent one-year observed rates, prices and yields data. The VaR number is escalated by 22 days (a calendar month) for reporting purposes.

The regulatory risk measurement for the Trading portfolio (C41 report) is made by utilizing guidelines provided by the regulatory entities (Central Bank of Chile and SBIF), which are adopted from BIS 1993 standardized methodologies developed for this specific measurement. The referred methodologies estimate the potential loss that the Bank may incur considering standardized fluctuations of the value of market factors such as FX rates, interest rates and volatilities that may adversely impact the value of FX spot positions, interest rate exposures, and volatility exposures, respectively. The interest rate shifts are provided by the regulatory entity; in addition, very conservative correlation and tenors factors are included in order to include non-parallel yield curve shifts reflecting steepening/flattering behaviors. The impact due to FX open positions is obtained by using huge fluctuations (8% for liquid FX rates and 30% for the illiquid ones). The SBIF does not establish a separate limit for this particular risk but a global one that includes this risk (also labeled as Market Risk Equivalent or ERM) and the Risk Weighted Assets. The sum of ERM and the 10% of the Risk Weighted Assets cannot exceed the 100% of the bank’s Tier-2 Capital. In the future, the Operational Risk will be added to the above calculation.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

42.       Risk Management, continued:

(3)         Market Risk, continued:

(b)         Price Risk, continued:

The regulatory risk measurement for the Bank Book (SBIF C40 report) due to interest rate fluctuations is made by using standardized methodologies provided by the regulatory entities (Central Bank of Chile and SBIF). The report includes models for reporting interest rate gaps and standardized adverse interest rate fluctuations. In addition to this, the regulatory entity has requested from banks to establish internal limits for this regulatory risk measurement. Limits must be established separately for short-term and long-term portfolios. The short-term risk limit must be expressed as a percentage of the NIM and the long term risk limit as a percentage of the Capital. The bank is currently using 25% for both limits. The percentage use of these metrics during 2015 is illustrated below:

Interest Rate Risk: Regulatory Model for Banking Book

	Short term	Long Term
Maximum Use	7.9%	21.0%
Average Use	7.1%	19.2%
Minimum Use	6.6%	17.9%

Additionally, the Bank utilizes built-in models for measuring, limiting, controlling and reporting interest rate exposures (IRE) and interest rate risks (also called Earnings at Risk or EaR) for the Accrual Book. The Accrual book includes all balance sheet items (even some items that are excluded by the regulators in the analysis of the Banking Book, such as Capital and Fixed Assets, for example). The internal models consider a more comprehensive and detailed analysis of interest rates fluctuations, exchange rates and inflation than the SBIF C40 report required by regulators.

In addition to the above, the Market Risk Policy of Banco de Chile requires the performance of daily stress tests for trading portfolios and on a monthly basis for accrual portfolios. The output of the stress testing process is compared to corresponding trigger levels: in the case that triggers are breached, the senior management is notified in order to implement further actions, if necessary. Moreover, intra-month actual P&L for trading activities is compared to some trigger levels: escalation to senior levels is also done when breaches occur.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

42.       Risk Management, continued:

(3)         Market Risk, continued:

(b)         Price Risk, continued:

The following table illustrates the interest rate cash-flows of the Banking Book (contractual tenors) as of December 31, 2014 and 2015:

Banking Book Interest Rate Exposure by Contractual Maturity

	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets as of December 31, 2014
Cash and due from banks	889,489	—	—	—	—	—	889,489
Transactions in the course of collection	350,972	—	—	—	—	—	350,972
Securities borrowed or purchased under agreements to resell	820	—	—	—	—	—	820
Derivative instruments under hedge-accounting treatment	382,138	155,483	113,921	180,892	451,807	320,352	1,604,593
Inter-banking loans	810,826	80,057	249,764	18,501	—	—	1,159,148
Customer loans	3,431,877	3,244,400	5,446,614	4,789,951	2,420,640	6,575,962	25,909,444
Available for sale instruments	166,115	166,562	509,046	153,964	171,256	574,193	1,741,136
Held-to-maturity instruments	—	—	—	—	—	—	—
Total assets	6,032,237	3,646,502	6,319,345	5,143,308	3,043,703	7,470,507	31,665,602

	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets as of December 31, 2015
Cash and due from banks	1, 336,900	—	—	—	—	—	1,336,900
Transactions in the course of collection	310,592	—	—	—	—	—	310,592
Securities borrowed or purchased under agreements to resell	3,462	—	—	—	—	—	3,462
Derivative instruments under hedge-accounting treatment	475,630	136,918	160,383	324,360	374,857	438,135	1,910,283
Inter-banking loans	1,065,713	78,726	227,895	30,236	—	—	1,402,570
Customer loans	3,407,077	3,920,279	6,135,079	5,067,738	2,888,550	7,725,546	29,144,269
Available for sale instruments	53,523	76,135	369,755	125,645	151,502	244,707	1,021,267
Held-to-maturity instruments	—	—	—	—	—	—	—
Total assets	6,652,897	4,212,058	6,893,112	5,547,979	3,414,909	8,408,388	35,129,343

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

42.       Risk Management, continued:

(3)         Market Risk, continued:

(b)         Price Risk, continued:

	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Liabilities as of December 31, 2014
Current accounts and demand deposits	6,950,301	—	—	—	—	—	6,950,301
Transactions in the course of payment	46,470	—	—	—	—	—	46,470
Securities loaned or sold under repurchase agreements	25,662	—	—	—	—	—	25,662
Savings accounts and interest-bearing deposits	5,141,552	1,977,615	2,596,404	154,511	166	188	9,870,436
Derivative instruments under hedge-accounting treatment	3,911	3,808	199,533	542,556	522,765	339,547	1,612,120
Inter-banking borrowings	534,341	435,417	125,985	—	—	—	1,095,743
Long-term debt	251,953	314,199	565,036	902,456	1,218,631	2,880,053	6,132,328
Other liabilities	142,484	1,140	5,939	12,713	17,685	18,585	198,546
Total liabilities	13,096,674	2,732,179	3,492,897	1,612,236	1,759,247	3,238,373	25,931,606

	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Liabilities as of December 31, 2015
Current accounts and demand deposits	8,338,672	—	—	—	—	—	8,338,672
Transactions in the course of payment	25,500	—	—	—	—	—	25,500
Securities loaned or sold under repurchase agreements	10,358	—	—	—	—	—	10,358
Savings accounts and interest-bearing deposits	4,641,021	1,789,871	3,123,713	484,606	557	211	10,039,979
Derivative instruments under hedge-accounting treatment	4,272	107,432	254,360	523,234	427,855	446,276	1,763,429
Inter-banking borrowings	826,857	487,504	210,569	—	—	—	1,524,930
Long-term debt	381,779	162,304	604,023	1,155,900	1,311,992	3,755,090	7,371,088
Other liabilities	197,685	1,100	5,535	18,435	23,918	789	247,462
Total liabilities	14,426,144	2,548,211	4,198,200	2,182,175	1,764,322	4,202,366	29,321,418

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

42.       Risk Management, continued:

(3)         Market Risk, continued:

(b)         Price Risk, continued:

Price Risk Sensitivity Analysis

The Bank has focused on stress tests as the main measurement tool for price risk sensitivity analysis.  The analysis is implemented for the Trading Book and the Bank Book separately.  After the financial crisis experienced during 2008 and based on the various studies and analyses made on this specific matter, the Bank adopted this methodology when it realized that it is more useful and realistic than business-as-usual tools such as VaR for trading portfolios or EaR for accrual portfolios, since:

(a)         The financial crisis shows fluctuations that are materially higher than those used in the VaR with 99% of confidence level or EaR with 97.7% of confidence level.

(b)         The financial crisis shows also that correlations between these fluctuations that are materially different to those used in the VaR, since crisis precisely indicate severe disconnections between the behaviors of market factors fluctuations respect to the patterns normally observed.

(c)          Trading liquidity dramatically diminished in emerging markets during the financial crisis (in the case of Chile too) and therefore, the escalation of the daily VaR is a very gross approximation of the expected loss.

The stress tests impacts are obtained by modeling directional fluctuations on the value of market factors and calculating the changes of the economic/accounting value of the financial positions due to these shifts.

The fluctuations are inferred from historical events but also taking into account extreme but feasible levels that the market factors values may reach in stressful environments generated by either economic, political, foreign issues, etc. factors.

An updated database is maintained including historical data of foreign exchange rates, debt instruments yields, derivatives swap yields, foreign exchange volatilities, etc. that enable the Bank to maintain up-to-date records of historical volatility of market factors fluctuations and correlations between these ones.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

42.       Risk Management, continued:

(3)         Market Risk, continued:

(b)         Price Risk, continued:

In order to comply with IFRS 7.40, we include the following exercise illustrating an estimation of the impact of feasible but reasonable fluctuations of interest rates, swaps yields, foreign exchange rates and foreign exchange volatilities, which are used for valuing Trading and Accrual portfolios. Given that the Bank’s portfolio includes positions denominated in nominal and real interest rates, these fluctuations must be aligned with extreme but realistic the inflation changes forecasts. The exercise is implemented in a very simplistic way: trading portfolios impacts are estimated by multiplying DV01s by expected interest rates shifts; accrual portfolios impacts are computed by multiplying cumulative gaps by forward interest rates fluctuations modeled. It is relevant to note that the methodology might miss some portion of the interest rates convexity since it is not properly captured when material fluctuations are modeled; additionally, neither convexity nor prepayments behaviors are captured for the accrual portfolio analysis. In any case, given the magnitude of the shifts, the methodology may be accurate enough for the purposes and scope of the analysis.

The following table illustrates the fluctuations modeled and used in the stress testing process. Bonds yields, derivatives yields, FX rates and FX CLP/USD volatility are shown for each tenor point. Equity prices fluctuations are not included given that the positions held in the stockbrokerage house (Banchile Corredores de Bolsa SA) are negligible. In fact, equity positions are typically very small given that this legal vehicle is mostly focused on customer driven transactions (brokerage service or equity swaps transactions closed with customers).

The directions of these fluctuations were chosen between four scenarios (two positive and two negative economic scenarios) in order to generate the worst impact for Trading Book exposures within the four above mentioned:

Adverse scenario market factors fluctuations

	CLP Derivatives (bps)	CLP Bonds (bps)	CLF Derivatives (bps)	CLF Bonds (bps)	USD Offshore 3m Derivatives (bps)	Spread USD On/Off Derivatives (bps)	Vol FX CLP/USD (%)
3 months	27	37	(461)	(450)	0	(54)	(3,1)%
6 months	38	42	(223)	(200)	10	(40)	(2,6)%
9 months	43	47	(143)	(117)	11	(22)	(2,0)%
1 year	47	49	(129)	(101)	10	(15)	(2,1)%
2 years	53	52	(49)	(18)	22	(16)	(2,8)%
4 years	53	63	(28)	16	57	(34)	—
6 years	51	72	(15)	41	66	(39)	—
10 years	49	76	(7)	56	76	(41)	—
16 years	48	76	(7)	59	81	(43)	—
20 years	48	75	(8)	61	83	(44)	—

Bps = Basis points

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

42.       Risk Management, continued:

(3)         Market Risk, continued:

(b)         Price Risk, continued:

The impact on the Trading Book as of December 31, 2015 is the following:

POTENTIAL P&L IMPACT
TRADING BOOK

MCh$
CLP Interest Rate	(2,389)
Derivatives	(2,260)
Debt instruments	(129)
CLF Interest Rate	(5,329)
Derivatives	(1,886)
Debt instruments	(3,443)
Interest rate USD, EUR, JPY, etc Offshore	1,148
Domestic/offshore interest rate spread USD, EUR, JPY	(1,951)
Interest Rate	(8,521)
Foreign exchange	(488)
Options volatility	(798)
TOTAL	(9,807)

The scenario modeled would generate losses in the Trading Book up to MCh$9,807 or approximately USD 14 MM. In any case, these fluctuations would not result in material losses compared to the Tier-1 Capital base.

The impact of such fluctuations in the Accrual portfolio, which is not necessarily a gain/loss but greater/lower net revenue from funds generation, is illustrated below:

POTENTIAL 12 Months NRFF(*) IMPACT

ACCRUAL BOOK

MCh$
Impact due to inter-banking yield curve (Swap yield) shock	(189,630)
Impact due to spreads shock	33,692
Higher / (Lower) NRFF	(155,938)

(*)  Net revenues from funds

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

42.       Risk Management, continued:

(3)         Market Risk, continued:

(b)         Price Risk, continued:

The adverse impact in the Accrual book would be the result of two events: a severe drop in the local inflation and the increase of our funding spread. The lower net revenues from funds in the following 12 months would reach Ch$156 billion, which is still much lower of the current annual 12-month rolling P&L generation.

The following table illustrates the changes in fair value of Available-for-Sale debt securities as the result of stress test modeled above. These changes are recorded in Other Comprehensive Income, a component of shareholder’s Equity, and not current earnings:

POTENTIAL AVAILABLE FOR SALE

OCI IMPACT

Currency Instrument	DV01(+1 bps) (USD)	Impact due to interest rate changes (USD)	Impact due to interest rate changes (MCh$)
CLP	(71,359)	(3.34)	(2,363)
CLF	(139,768)	(11.98)	(8,488)
USD	(105,345)	(9.27)	(6,566)
Total impact		(24.59)	(17,417)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

42.       Risk Management, continued:

(4)         Capital Requirements and Capital Management:

The main objectives of the Capital Management process are to ensure the compliance with regulatory requirements, to keep a strong credit rating and healthy capital ratios. Within 2015, the Bank has complied with all these tasks.

As a part of the Capital Management Policy, it has been established capital sufficiency triggers in order to prevent capital ratios usage close to the limits. The triggers are established at levels much lower than the limits and the usage is monitored monthly. Within 2015, there were no triggers breaches.

The capital amount is managed according to the risk environment, the economic performance of Chile and the main economies and the business cycle. For implementing this, the board may change the dividend policy or authorize equity issuance or stocks repurchase programs.

Regulatory Capital

According to the Chilean Banking Law, banks must comply with a minimum Regulatory Capital ratio of 8%. Therefore, the bank must maintain a minimum Regulatory Capital that cannot be lower than 8% of the RAAP assets. Additionally, the Bank must comply with a minimum capital to total assets ratio: the law establishes that banks must maintain a minimum Basic Capital that cannot be lower than the 3% of total assets. Due to the merger of Banco de Chile and Citibank Chile in 2008, the Superintendency of Banks and Financial Institutions in its resolution No. 209 of December 26, 2007, established that the entity must maintain a Regulatory Capital not less than 10%. Thus, the regulator upheld the validity of a minimum of 10%, which was set in December 2001 to authorize the merger of Banco Edwards and Banco de Chile.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

42.       Risk Management, continued:

(4)         Capital Requirements and Capital Management, continued:

The risk weighted assets and Basic Capital ratio and Regulatory Capital ratio, as of the end of year 2014 and 2015, were:

	Consolidated assets		Risk-weighted assets
	2014	2015	2014	2015
	MCh$	MCh$	MCh$	MCh$
Balance sheet assets (net of provisions)
Cash and due from banks	915,133	1,361,222	3,100	42,335
Transactions in the course of collection	356,185	319,679	34,741	59,719
Financial Assets held-for-trading	293,458	843,574	304,501	160,150
Cash collateral on securities borrowed and reverse repurchase agreements	27,661	46,164	27,661	46,164
Derivative instruments	832,267	1,127,122	694,632	1,064,661
Loans and advances to banks	1,155,365	1,395,544	468,293	358,614
Loans to customers, net	21,400,775	24,022,983	19,192,870	21,411,781
Financial assets available-for-sale	1,608,796	1,007,263	472,949	420,482
Financial assets held-to-maturity	—	—	—	—
Investments in other companies	23,043	25,849	25,312	28,126
Intangible assets	66,859	64,700	26,593	26,719
Property and equipment	205,403	215,671	205,403	215,671
Investment properties	15,936	15,042	—	—
Current tax assets	—	—	347	328
Deferred tax assets	94,240	129,192	20,287	25,597
Other assets	586,555	483,591	355,057	484,498
Subtotal			21,831,746	24,344,845

Off-balance-sheet assets
Contingent loans	4,280,451	5,221,333	2,567,508	3,131,800
Total risk-weighted assets			24,399,254	27,476,645

	As of December 31, 2014		As of December 31, 2015
	MCh$	%	MCh$	%
TIER 1 Capital (*)	2,535,154	7.89	2,740,084	7.45
TIER 2 Equity	3,249,903	13.32	3,457,523	12.58

(*)  TIER 1 Capital corresponds to equity attributable to equity holders in the Statement of Consolidated Financial Position

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

43.       New Accounting Pronouncements:

The following is a summary of new standards, interpretations and improvements to the International Financial Reporting Standards issued by the International Accounting Standards Board (IASB) that are not effective as of December 31, 2015:

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

The classification determines how financial assets and liabilities are accounted in financial statements and, in particular, how they are measured. IFRS 9 introduces a new approach for the classification of financial assets, based in the business model of the entity for the management of financial assets and the characteristic of its contractual flows. The new model also results in a single impairment model being applied to all financial instruments, removing a source of complexity associated with previous accounting requirements.

The IASB has introduced a new impairment model that will require a timely recognition of expected credit losses.

IFRS 9 introduces a new model for hedge accounting with enhanced disclosures about risk management activity. The new model represents a substantial overhaul of hedge accounting that aligns the accounting treatment with risk management activities, enabling entities to better reflect these activities in their financial statements. In addition, as a result of these changes, users of the financial statements will be provided with better information about risk management and the effect of hedge accounting on the financial statements

IFRS 9 removes the volatility in profit or loss originated by changes in the credit risk of designated liabilities at fair value. This change means that the fair value of credit risk of the entity shall be recognized in Other Comprehensive Income. IFRS 9 permits early application of this improvement, before any other requirement of IFRS 9.

Mandatory adoption date is January 1, 2018. Early application is permitted.

Banco de Chile and its subsidiaries are assessing the possible impact of adoption of these changes on the consolidated financial statements.

IFRS 11 — Joint Arrangements

In May of 2014 the IASB modified IFRS 11, providing guides about the accounting of acquisitions of participations in joint operations, whose activity constitute a business. This standard requires the acquirer of a participation in a joint operation, whose activities constitutes a business, apply all the principles on accounting for business combinations of the IFRS 3.

The effective date is beginning on January 1, 2016 and its early application is permitted.

Banco de Chile has assessed that the impact of this rule will have no significant impact in its consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

43.       New Accounting Pronouncements, continued:

IAS 16 — Property, plant and equipment and IAS 38 — Intangible assets

In May of 2014 the IASB modified IAS 16 and 38 with purpose of clarifies accepted method of depreciation and amortization.

The amendment of IAS 16 prohibits for property, plant and equipment, depreciation based on ordinary income.

The amendment of IAS 38 introduces the presumption of ordinary income are not an appropriate base for the amortization of intangible asset.  This presumption only is refuted in two circumstances:  (a) intangible asset is expressed like a unit of ordinary income; and (b) ordinary income and consumption of intangible asset are highly correlated.

The effective date is beginning on January 1, 2016 its early application is permitted.

This modification does not impact the consolidated financial statements of Banco de Chile and its subsidiaries, because it is not used a focus of income as a basis of depreciation and amortization.

IFRS 15 — Revenue from Contracts with Customers

In May 2014, IFRS 15 was issued, establishing the principles to be applied by an entity to provide useful information to users of financial statements on the nature, amount, timing and uncertainty of revenue and cash flows arising from a contract with a customer.

This new rule replace the following current rules and interpretations: IAS 18 — Revenue, IAS 11 — Construction contracts, IFRIC 13 — Customer Loyalty Programmes, IFRIC 15 — Agreements for the Construction of Real State, IFRIC 18 — Transfers of Assets from Customers and SIC 31 — Revenue: Barter Transactions involving.

The new model will apply to all contracts with customers, except those that are inside to the scope of the others IFRS, such as leases, insurance contracts and financial instruments.

Application of the standard is mandatory for annual reporting periods starting from January 1, 2018 onward, early application is permitted.

Banco de Chile and its subsidiaries are assessing the impact of the adoption of this rule.

IAS 27 — Consolidated and Separated Financial Statements

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

43.       New Accounting Pronouncements, continued:

IAS 28 — Investments in Associates and Join Venture and IFRS 10 - Consolidated Financial Statements

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

It is permitted its immediately application

In December 2015 the IASB agreed to determine the application date of this rule in the future.

This amendment does not impact the consolidated financial statements of Banco de Chile and its subsidiaries.

Annual improvements IFRS

In September 2014, the IASB issued Annual improvements to IFRS: 2012 — 2014 Cycle, which include changes to the following standards.

IFRS 5 Non-current assets held for sale and discontinued operations

Add specific guidelines in cases in which an entity reclassify an asset from held for sale to hold for distribution, or vice versa and cases in which asset held for distribution are accounting like discontinued operations. The effective date is beginning on January 1, 2016 and its early application is permitted.

Banco de Chile and subsidiaries don’t register non-current asset held for sale and discontinued operations. Therefore, this modification does not impact the consolidated financial statements of Banco de Chile and its subsidiaries.

IFRS 7 Financial Instruments: Disclosures

Add guidelines to clarify if a service contract corresponds to a continuing involvement in an asset transfer whit the purpose to determine the required disclosures. The effective date is beginning on January 1, 2016 and its early application is permitted.

This amendment does not impact the consolidated financial statements of Banco de Chile and its subsidiaries.

IAS 19 Employee Benefits. Discount rate: topic of the regional market

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

43.       New Accounting Pronouncements, continued:

IAS 34 Interim Financial Reporting

Clarifies the meaning of disclose information “in some other part of interim financial information” and the need for a cross-reference. The effective date is beginning on January 1, 2016 and its early application is permitted

The application of this amendment will not have significant impact in disclosures of the consolidated financial statements of the Bank and its subsidiaries.

IFRS 10 Consolidated Financial Statements, IFRS 12 Disclosure of Interest in Other Entities and IAS 28 Investments in Associates and Join Venture.

In December 2014, the IASB modified IFRS 10, IFRS 12 and IAS 28 in relation with the application of the exceptions in the consolidation in investment entities.

The amendments clarify the requirement for the accounting of investment entities. In addition, these amendments in certain circumstances reduce the cost in the application of these standards.

The effective date is mandatory on January 1, 2016 and its early application is permitted.

The application of this amendment will not have significant impact in disclosures of the consolidated financial statements of the Bank and its subsidiaries.

IAS 1 Presentation of Financial Statements

In December, 2014, the IASB has published “Disclosure Initiative (Amendments to IAS 1)”. The amendments aim at clarifying IAS 1 to improve the presentation and disclosure of information in the financial reports.

These amendments are responsive to requests about presentation and disclosure and have been designed with the finality to allow to the entities to apply their professional opinion to determine what information must be disclosed in the financial statements.

They are effective for annual periods beginning on or after 1 January 2016, with earlier application being permitted.

Banco de Chile and its subsidiaries are assessing this rule and believe it will not have significant impact in disclosures of the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

43.       New Accounting Pronouncements, continued:

IFRS 16 Leases

On January 2016 IFRS 16 was issued, which has as its purpose to establish principles for the recognition, measurement, presentation and disclosure of leases contracts, for both lessee and lessor.

This new rule is no different from the previous rule, IAS 17 — Leases, related to the accounting treatment for the lessor.  However, related to the lessee, the new rule requires recognition of the assets and liabilities for most of the lessee’s contracts.

IFRS 16 replaces IAS 17 — Leases and its corresponding interpretations.

The effective date of application is beginning January 1, 2019.  Early application is permitted but, only if IFRS 15 is applied also.

Banco de Chile and its subsidiaries are assessing the impact of this rule.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

44.       Subsequent Events:

a)             On January 28, 2016, in the Ordinary Meeting No. BCH 2832, the Board of Directors of Banco de Chile resolved to call an Ordinary Shareholders Meeting to be held on March 24, 2016, with the objective of proposing, among other matters, the distribution of the Dividend number 204 of $3.37534954173 per each of the 96,129,146,433 shares, which will be payable at the expense of the distributable net income obtained during the fiscal year ending on December 31, 2015, corresponding to 70% of such income.

Likewise, the Board of Directors resolved to call an Extraordinary Shareholders’ Meeting to be held on the same date in order to propose, among other matters, the capitalization of the 30% of the distributable net income of the Bank obtained during the fiscal year ending on December 31, 2015, through the issuance of fully paid-in shares, of no par value, with a value $64.79 per share, which will be distributed among the shareholders in the proportion of 0.02232718590 shares for each share and to adopt the necessary agreements subject to the exercise of the options established in article 31 of Law 19,396.

Moreover, the Board, according to the minimum dividends provision in No. 3.2 Chapter B4 of Compendium of Accounting Standards of the Superintendency of Banks and Financial Institutions, agreed that beginning on January 2016 and onwards it will establish a provision corresponding to 60% of distributable net income that it will be accumulating during each fiscal year.

b)             The Board of Directors of Banco de Chile agreed to summon an Ordinary Shareholders’ Meeting to be held on March 24, 2016, in order to address the following matters:

i)                             Approval of Annual Report, Balance Sheet, Financial Statement and Report of external auditors of Banco de Chile, for the year 2015

ii)                          The distribution of the distributable net income for the year ended December 31, 2015 and approval of the Dividend number 204 of Ch$3.37534954173 per every “Banco de Chile” share corresponding to 70% of such distributable net income. Said dividend, if approved, will be payable after such meeting, at the Bank´s principal offices

iii)                       Definitive appointment of Directors

iv)                      Directors’ remuneration

v)                         Directors and Audit Committee’s remuneration and approval of its budget

vi)                      Nomination of external auditor

vii)                   Directors and Audit Committee report

viii)                Information with respect to related transactions pursuant Chilean Corporation Law (Ley sobre Sociedades Anónimas)

ix)                      Other matters pertinent to General Ordinary Shareholders’ Meetings according to Chilean Corporate Law and to the Bank’s bylaws

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

44.       Subsequent Events, continued:

Likewise, the Board of Directors agreed to summon an Extraordinary Shareholders’ Meeting to be held on the same date and place as the Ordinary Shareholders’ Meeting (described above) and immediately after such Ordinary Shareholders’ Meeting, in order to address the following matters:

i)                                         Increase the Bank’s capital through the capitalization of 30% of the distributable net income obtained during the fiscal year 2015, through the issuance of fully paid-in shares, of no par value, with a value of Ch$ 64.79 per share which will be distributed among the shareholders in the proportion of 0.02232718590 fully paid-in shares for each share, and to adopt the agreements that are necessary in this regard, subject to the exercise of the options established in article 31 of Law 19,396

ii)                                      Amend the Fifth Article of the bylaws, related to the capital and shares of the Bank and the First Transitory Article of the bylaws

iii)                                   Adopt the agreements necessary to legalize and execute the agreed upon amendments of the bylaws

c)              The Board of Directors of Banco de Chile, in Meeting No. BCH 2,835 held on March 24, 2016, agreed to accept the resignation of the Chief Executive Officer Mr. Arturo Tagle Quiroz, effective April 30, 2016.

Likewise, in the above referred Meeting the Board appointed Mr. Eduardo Ebensperger Orrego as the new Chief Executive Officer of Banco de Chile, effective May 1, 2016.

Lastly, Mr. Arturo Tagle Quiroz was appointed as advisor to the Board of Directors effective May 1, 2016.

d)             At the Ordinary Shareholders’ Meeting, held on March 24, 2016, the payment of dividend No. 204 was approved in the amount of CLP$3.37534954173 per “Banco de Chile” share, with charge to year 2015 net distributable income of Banco de Chile.

e)              Central Bank of Chile has communicated to Banco de Chile that the Board of such institution (Consejo), in Special Session No 1967E, held on March 28, 2016, considering the resolutions adopted by the shareholders’ meetings of Banco de Chile of March 24, 2016, regarding distribution of dividends and the increase of capital through the issuance of fully paid-in shares corresponding to the 30% of the net income obtained during the fiscal year ending on December 31, 2015, resolved to take the option that the entirety of its corresponding surplus, including the part of the profits proportional to the agreed capitalization, be paid to the Central Bank of Chile in cash currency, according to the letter b) of the article 31 of the law No 19.396, regarding a modification of the way of payment of the subordinated obligation and other applicable legislation.

In Management’s opinion, there are no others significant subsequent events that affect or could affect the consolidated financial statements of the Bank and its subsidiaries between December 31, 2015 and the date of issuance of these consolidated financial statements.

SIGNATURE

The registrant, Banco de Chile, hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BANCO DE CHILE

By	/s/ Arturo Tagle Q.
	Name:	Arturo Tagle Q.
	Title:	Chief Executive Officer

Date: April 28, 2016