Form 20-F
period 2016-12-31
BANK OF CHILE
filed 2017-04-27
CIK 1161125

As filed with the Securities and Exchange Commission on April 27, 2017

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2016

Commission file number 001-15266

BANCO DE CHILE
(Exact name of Registrant as specified in its charter)

BANK OF CHILE
(Translation of Registrant’s name into English)

REPUBLIC OF CHILE
(Jurisdiction of incorporation or organization)

Banco de Chile Paseo Ahumada 251 Santiago, Chile (562) 2637-1111
(Address of principal executive offices)

Rolando Arias Sánchez Banco de Chile Paseo Ahumada 251 Santiago, Chile Telephone: (562) 2653-3535 E-mail: rarias@bancochile.cl
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

Shares of common stock: 97,624,347,430

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

Yes ☐ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company.  See definition of “accelerated filer,” “large accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

PRESENTATION OF FINANCIAL INFORMATION

We prepare our audited consolidated financial statements in Chilean pesos and in accordance with International Financial Reporting Standards (“IFRS”) in effect from time to time as issued by the International Accounting Standards Board (“IASB”).

Unless otherwise indicated, the financial information included in this annual report with respect to 2012, 2013, 2014, 2015 and 2016 has been derived from financial statements that have been prepared in accordance with IFRS.  See Note 2(a) to our audited consolidated financial statements as of and for the year ended December 31, 2016 appearing elsewhere in this annual report.  IFRS differs in certain significant respects from Chilean Generally Accepted Accounting Principles (the “Chilean GAAP”) as issued by the Superintendencia de Bancos e Instituciones Financieras de Chile (the “Superintendency of Banks and Financial Institutions” or “SBIF”).  As a result, our financial information presented under IFRS is not directly comparable to any of our financial information presented under Chilean GAAP.  Accordingly, readers should avoid such comparison.

In this annual report, references to “$,” “U.S.$,” “U.S. dollars” and “dollars” are to United States dollars, references to “pesos” or “Ch$” are to Chilean pesos (see Note 2(t)) to our audited consolidated financial statements as of and for the year ended December 31, 2016 appearing elsewhere in this annual report), and references to “UF” are to “Unidades de Fomento.”  The UF is an inflation indexed Chilean monetary unit of account with a value in Chilean pesos that is linked to and adjusted daily to reflect changes in the Consumer Price Index (“CPI”) of the Instituto Nacional de Estadísticas (the “Chilean National Statistics Institute”). As of December 31, 2016 and April 21, 2017, one UF equaled Ch$26,347.98 and Ch$26,529.63, respectively.

This annual report contains translations of certain Chilean peso amounts into U.S. dollars at specified rates solely for your convenience.  These translations should not be construed as representations that the Chilean peso amounts actually represent such U.S. dollar amounts, were converted from U.S. dollars at the rate indicated in our audited consolidated financial statements as of and for the year ended December 31, 2016 or could be converted into U.S. dollars at the rate indicated.  Until November 30, 2011, Banco de Chile applied the observed exchange rate reported by the Banco Central de Chile (the “Central Bank”) in order to translate its financial statements from Chilean pesos to U.S. dollars.  However, beginning December 1, 2011, Banco de Chile adopted the exchange rate of accounting representation, or spot exchange rate, for such matters. This is also described in “Item 3.  Key Information—Selected Financial Data—Exchange Rates.”  Thus, unless otherwise indicated, the U.S. dollar amounts have been translated from Chilean pesos based on the exchange rate of accounting representation as of December 31, 2016 as determined by our Treasury on a daily basis, based on the average of the daily closing bid and offer rates reported by Bloomberg for the Santiago Stock Exchange.  As of December 31, 2016 and April 21, 2017, the exchange rates of accounting representation were Ch$670.40 = U.S. $1.00 and Ch$652.46 = U.S.$1.00, respectively.  As of the same dates, the observed exchange rates, as published by the Central Bank, were Ch$667.29 = U.S.$1.00 and Ch$649.26  = U.S.$1.00, respectively.

The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos.

Unless otherwise specified, all references in this annual report to total loans are to loans to customers before deducting allowances for loan losses, and they do not include loans to banks or contingent loans.  In addition, all market share data and financial indicators for the Chilean banking system as compared to Banco de Chile’s financial information presented in this annual report are based on information published periodically by the SBIF which is published under Chilean GAAP and prepared on a consolidated basis, unless otherwise indicated.  For more information see “Item 4.  Information on the Company—Business Overview—Competition.”

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

Certain figures included in this annual report and in our audited consolidated financial statements as of and for the year ended December 31, 2016 have been rounded for ease of presentation.  Percentage figures included in this annual report have not in all cases been calculated on the basis of such rounded figures but on the basis of such amounts prior to rounding.  For this reason, percentage amounts in this annual report may vary slightly from those obtained by performing the same calculations using the figures in our audited consolidated financial statements as of and for the year ended December 31, 2016.  Certain other amounts that appear in this annual report may similarly not sum due to rounding.

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

PART I

Item 1            Identity of Directors, Senior Management and Advisors

Not Applicable.

Item 2            Offer Statistics and Expected Timetable

Not Applicable.

Item 3            Key Information

SELECTED FINANCIAL DATA

The following tables present historical financial information about us as of the dates and for each of the periods indicated.  The following tables should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements as of and for the year ended December 31, 2016 appearing elsewhere in this annual report.  The financial information for the years ended December 31, 2012, 2013, 2014, 2015 and 2016 is presented under IFRS.

Our audited consolidated financial statements have been prepared in accordance with IFRS for the years ended December 31, 2012, 2013, 2014, 2015 and 2016.

	For the Year Ended December 31,
	2012		2013		2014		2015		2016		2016
	(in millions of Ch$, except share and per share data)										(in thousands of U.S.$)(1)
IFRS:
CONSOLIDATED STATEMENT OF INCOME DATA
Interest revenue	Ch$	1,672,766	Ch$	1,765,942	Ch$	2,045,604	Ch$	1,908,457	Ch$	1,916,992	ThU.S.$	2,859,475
Interest expense	(708,629)		(704,371)		(788,788)		(680,169)		(690,259)		(1,029,623)
Net interest income	964,137		1,061,571		1,256,816		1,228,288		1,226,733		1,829,852
Net fees and commissions income	287,272		287,093		272,188		305,979		321,271		479,223
Net financial operating income	16,199		32,672		35,204		44,412		128,575		191,789
Foreign exchange transactions, net	35,136		71,457		70,225		57,318		12,405		18,504
Other operating income	20,887		25,884		27,211		25,486		28,575		42,624
Provisions for loan losses	(166,420)		(221,653)		(261,566)		(246,222)		(259,263)		(386,729)
Total operating expenses	(612,934)		(619,530)		(727,360)		(726,278)		(787,047)		(1,173,996)
Income attributable to associates	(468)		1,780		2,486		3,243		4,014		5,987
Income before income taxes	543,809		639,274		675,204		692,226		675,263		1,007,254
Income taxes	(63,928)		(89,085)		(79,685)		(82,321)		(100,212)		(149,481)
Net income from continued operations, net of taxes	Ch$	479,881	Ch$	550,189	Ch$	595,519	Ch$	609,905	Ch$	575,051	ThU.S.$	857,773
Net income from discontinued operations, net of taxes	—		—		—		—		—		—
Net income for the year	Ch$	479,881	Ch$	550,189	Ch$	595,519	Ch$	609,905	Ch$	575,051	ThU.S.$	857,773
Attributable to:
Equity holders of the parent	479,880		550,188		595,518		609,903		575,051		857,773
Non-controlling interest	1		1		1		2		—		—
Earnings per share(2)	5.12		5.65		6.10		6.25		5.89		8.78
Earnings per ADS	3,170.05		3,494.31		3,774.87		3,806.79		3,534.27		5,271.88
Dividends per share(3)	3.41		3.90		3.98		3.88		3.81		5.69
Weighted average number of shares (in millions)	93,796.86		97,440.75		97,624.35		97,624.35		97,624.35

(See footnotes below)

	For the Year Ended December 31,
	2012		2013		2014		2015		2016		2016
	(in millions of Ch$, except share and per share data)										(in thousands of U.S.$)
IFRS:
CONSOLIDATED STATEMENT OF FINANCIAL POSITION DATA
Cash and due from banks	Ch$	684,925	Ch$	873,308	Ch$	915,133	Ch$	1,361,222	Ch$	1,408,167	ThU.S.$	2,100,488
Transactions in the course of collection	310,077		300,026		356,185		319,679		206,972		308,729
Financial assets held-for-trading	159,682		326,921		293,458		843,574		1,379,958		2,058,410
Cash collateral on securities borrowed and reverse repurchase agreements	35,100		82,422		27,661		46,164		55,703		83,089
Derivative instruments	326,083		374,687		832,267		1,127,122		939,649		1,401,624
Loans and advances to banks	1,343,322		1,062,056		1,155,365		1,395,544		1,173,187		1,749,981
Loans to customers, net	18,383,958		20,441,472		21,400,775		24,022,983		24,843,655		37,057,958
Financial assets available-for-sale	1,272,316		1,681,883		1,608,796		1,007,263		374,470		558,577
Investments in other companies	11,674		14,407		23,043		25,849		30,314		45,218
Intangible assets	75,610		72,223		66,859		64,700		65,036		97,011
Property and equipment	205,189		197,578		205,403		215,671		219,082		326,793
Investment properties	16,698		16,317		15,936		15,042		14,674		21,888
Current tax assets	—		—		—		—		6,657		9,930
Deferred tax assets, net	55,801		56,421		94,240		129,192		176,923		263,907
Other assets	317,765		373,987		586,555		483,591		462,857		690,419
Total assets	Ch$	23,198,200	Ch$	25,873,708	Ch$	27,581,676	Ch$	31,057,596	Ch$	31,357,304	ThU.S.$	46,774,022
Current accounts and other demand deposits	5,470,971		5,984,332		6,934,373		8,327,048		8,321,148		12,412,214
Transactions in the course of payment	72,684		51,898		53,049		35,475		25,702		38,338
Cash collateral on securities lent and repurchase agreements	226,396		256,766		249,482		184,131		216,817		323,415
Saving accounts and time deposits	9,612,950		10,402,725		9,721,246		9,907,692		10,552,901		15,741,201
Derivative instruments	380,322		426,110		827,123		1,079,342		966,509		1,441,690
Borrowings from financial institutions	1,108,681		989,465		1,098,716		1,529,627		1,040,026		1,551,351
Debt issued	3,273,933		4,366,960		5,057,956		6,102,208		6,177,927		9,215,285
Other financial obligations	162,123		210,926		186,573		173,081		186,199		277,743
Currents tax liabilities	23,189		7,131		19,030		24,714		—		—
Deferred tax liabilities, net	—		—		—		—		—		—
Provisions	141,839		154,650		185,643		182,832		187,568		279,785
Employee benefits	64,545		67,944		81,515		74,791		83,345		124,321
Other liabilities	305,105		275,762		255,995		261,330		291,484		434,791
Total liabilities	Ch$	20,842,738	Ch$	23,194,669	Ch$	24,670,701	Ch$	27,882,271	Ch$	28,049,630	ThU.S.$	41,840,140
Total equity	2,355,462		2,679,039		2,910,975		3,175,325		3,307,674		4,933,882
Total liabilities and equity	Ch$	23,198,200	Ch$	25,873,708	Ch$	27,581,676	Ch$	31,057,596	Ch$	31,357,304	ThU.S.$	46,774,022

(See footnotes below)

	As of December 31,
	2012	2013	2014	2015	2016
IFRS:
CONSOLIDATED RATIOS
Profitability and Performance
Net interest margin(4)	4.68%	4.67%	5.12%	4.66%	4.39%
Return on average total assets(5)	2.14	2.25	2.24	2.08	1.86
Return on average equity(6)	21.71	20.67	20.98	19.60	18.00
Capital
Average equity as a percentage of average total assets	9.85	10.90	10.67	10.63	10.33
Bank regulatory capital as a percentage of minimum regulatory capital	269.50	274.26	279.83	275.34	290.48
Ratio of liabilities to regulatory capital(7)	11.11	10.90	10.65	10.87	10.26
Credit Quality
Substandard loans as a percentage of total loans(8)	3.31	3.48	3.79	3.83	3.42
Allowances for loan losses as a percentage of substandard loans(8)	62.42	60.52	59.17	58.51	63.91
Provision for loan losses as a percentage of average loans	0.92	1.12	1.21	1.07	1.05
Allowances for loan losses as a percentage of total loans	2.07	2.10	2.24	2.24	2.18
Operating Ratios
Operating expenses/operating revenue	46.31	41.90	43.77	43.71	45.82
Operating expenses/average total assets	2.73%	2.54%	2.73%	2.48%	2.55%

(1)         Translations of Chilean peso amounts into U.S. dollars are based on the exchange rate of accounting representation, or the spot exchange rate, which is determined on a daily basis by our Treasury, based on the average of the daily closing bid and offer rates reported by Bloomberg for the Santiago Stock Exchange.  Thus, amounts stated in U.S. dollars as of and for the fiscal year ended December 31, 2016 have been translated from Chilean pesos based on the spot exchange rate of Ch$670.40 to U.S. $1.00 as of December 31, 2016.

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

Purchases and sales of foreign exchange are not required to be conducted in the Formal Exchange Market and therefore may be carried out in the Mercado Cambiario Informal (the “Informal Exchange Market”).  There are no price limits imposed on transactions carried out in the Informal Exchange Market.  On March 31, 2017, the average exchange rate in the Informal Exchange Market was Ch$660.8 per U.S.$1.00, or 0.3% lower than the observed exchange rate of Ch$662.66 per U.S.$1.00 as reported by the Central Bank on the same date.

The following table sets forth the annual low, high, average and period-end observed exchange rate for U.S. dollars for each referenced period, as reported by the Central Bank:

	Daily Observed Exchange Rate Ch$ per U.S.$(1)
Year	Low(2)	High(2)	Average(3)	Period End(4)
	(in Ch$)
2012	469.65	519.69	486.49	478.60
2013	466.50	533.95	495.35	523.76
2014	524.61	621.41	570.37	607.38
2015	597.10	715.66	654.07	707.34
2016	645.22	730.31	676.94	667.29
October 2016	651.65	670.88	663.92	651.65
November 2016	650.72	679.24	666.12	675.48
December 2016	649.40	677.11	667.17	667.29
2017 (through April 21)	638.35	673.36	655.04	649.26
January 2017	648.31	673.36	661.19	648.87
February 2017	638.35	646.97	643.21	645.19
March 2017	648.88	669.52	661.20	662.66
April 2017(through April 21)	647.47	663.97	654.57	649.26

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

The observed exchange rate on April 21, 2017 was Ch$649.26 = U.S.$1.00.

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

We are also subject to market risks that are presented both in this subsection and in Note 42 to our audited consolidated financial statements as of and for the year ended December 31, 2016 appearing elsewhere in this annual report.

Risks Relating to our Operations and the Chilean Banking Industry

The growth of our loan portfolio may expose us to increased loan losses.

During the last five years, our total loan portfolio has grown at a compounded average growth rate (“CAGR”) of 7.9% per year. This expansion has been primarily fostered by growth in both residential mortgage (13.9% per year on average) and consumer loans (9.1% per year on average), and, to a lesser extent, by an expansion in commercial loans (5.3% per year on average).  The growth in our loan book has been aligned with our mid-term strategic goals, which aim to diversify our business model by optimizing our risk-return relationship in order to maintain profitable growth. In this regard, we recognize that our recent expansion in the retail banking segment may expose us to higher levels of charge-offs and may require us to establish higher levels of allowances for loan losses in the future. For this reason, we are constantly striving to develop and utilize improved scoring and approval models while strengthening our collection procedures in order to mitigate the risks associated with this business growth. For the year ended December 31, 2016, our loan portfolio was Ch$25,398,424 million, which represented a 3.4% annual increase as compared to the Ch$24,573,426 million we recorded as of December 31, 2015.  Similarly, our allowances for loans losses increased 0.8% from Ch$550,443 million in 2015 to Ch$554,769 million in 2016.  As a result, our risk-index ratio (allowances for loan losses to total loans) decreased from 2.24% in 2015 to 2.18% in 2016.

Our loan portfolio may not continue to grow at the same or similar rates as it has in the past.

The loan portfolio of the Chilean banking industry grew at a CAGR of 13.6% during the 10-year period from 2002 to 2012 (excluding the operations of subsidiaries abroad). This expansion was fostered by an overall effort of all market participants to increase banking penetration of lower and middle income segments, as well as small and medium-sized companies by broadening their value offerings. As a result, loan growth was mainly prompted by the expansion in both consumer loans (16.9% per year on average) and mortgage loans (16.0% per year on average), and—to a lesser extent—by growth in commercial loans (11.4% per year on average).  Although these efforts have been supported by the growth of the Chilean gross domestic product (“GDP”), the deceleration of the local economy over the last three years and the introduction of diverse reforms on general matters, including both banking and non-banking rules, have threatened the pace of growth of the industry and banking penetration. In fact, in the three years ended 2016, the loan portfolio of the Chilean banking industry grew at a CAGR of 8.9%, reflecting the decline in investment and lower consumer confidence, as evidenced by indices (Indice de Percepción Económica de los Consumidores (“IPEC”) and  Indice Mensual de Confianza Empresarial (“IMCE”)) used by the Central Bank. Accordingly, a sharp slowdown or negative GDP growth, as well as a change in the behavior of banking customers, could adversely affect the growth rate of the industry and, therefore, the expansion of our loan portfolio. Similarly, this could affect our credit quality indicators and, accordingly, lead us to establish higher allowances for loan losses. For more information, see “Item 4.  Information on the Company—Regulation and Supervision” and “Item 4.  Information on the Company—Selected Statistical Information.”

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

Pursuant to the Ley General de Bancos (the “General Banking Act”) all Chilean banks may, subject to the approval of the SBIF, engage in certain non-banking businesses approved by the law.  The SBIF’s approval will depend on the risk of the activity and the strength of the bank.  Furthermore, the General Banking Act imposes on the Chilean banking system a modified version of the capital adequacy guidelines issued by the Basel Committee on Banking Regulation and Supervisory Practices (the “Basel Committee”) and limits the discretion of the SBIF to deny new banking licenses.

Regarding Basel III, the SBIF has suggested these guidelines may be implemented in Chile in the future, which could impose new capital and liquidity requirements, among other matters, for all Chilean banks, including us.  The Chilean Ministry of Finance has announced that the implementation of Basel III is a priority for the current administration and, therefore, a set of amendments to the General Banking Act will be presented for approval to the Chilean congress. In May 2016 the Finance Ministry announced that these amendments will include a phased-in transition from Basel I to Basel III, changes in the corporate governance of the SBIF to reinforce the independence of the local regulator, and the establishment of a resolution regime for Chilean banks in the case of bankruptcy or insolvency. The transition to Basel III is intended to follow the recommendations made by a working-group of financial experts convened by the Ministry of Finance in 2015, specifically in terms of the phasing schedule. Despite these developments, the proposed amendments to the General Banking Act have not yet been sent to the Chilean congress for discussion and analysis and, therefore, there is no certainty as to when these changes could go into effect. Accordingly, we cannot rule out that these new rules, if adopted, will affect our profitability or results of operations in in the future. Nevertheless, we do not expect material effect on our results of operations or profitability for the year ended December 31, 2017, since the rule is expected to have a gradual implementation.

During 2015, the Central Bank published a final version of new liquidity standards for local banks, based on Basel III guidelines. The SBIF is the institution empowered to put these guidelines into practice and monitor them on an ongoing basis.  Accordingly, the SBIF released a set of new liquidity requirements for banks (Circular No. 3,585) on July 31, 2015. These guidelines established reporting requirements for local banks with respect to management and measurement of banks’ liquidity position, compelling banks to share financial information with the regulator and the general public regarding liquid assets, liabilities, concentration of financial instruments by type of liability and counterparty, weighted maturity by type of liability, among others metrics. Also, aligned with Basel III, these new rules require banks to report and monitor liquidity ratios such as Liquidity Coverage Ratio (“LCR”) and Net Stable Funding Ratio (“NSFR”).  The first stage of these new liquidity requirements, which is currently in progress, is intended to improve the information—in quantity and quality—about the actual situation of banks without imposing specific limits, except liquidity mismatches for 30-day and 90-day periods, for which thresholds with respect to banks’ capital, are already in place.  Regulatory limits for LCR and NSFR are expected to be defined and implemented by the second half of 2017. Since we have no certainty regarding the limits to be imposed by the regulator to the banking industry and Banco de Chile in particular, we cannot assure you that new liquidity requirements will not have a material impact on our financial condition or results of operations in the future. Nonetheless, we expect the regulator to phase in these new limits and, therefore, we do not foresee any material impact caused by this rule for the year ended December 31, 2017.  See “Item 4.  Information on the Company—Regulation and Supervision.”

As for credit risk allowances, on December 30, 2014, the SBIF published a set of amendments to the regulations on allowances for potential loan losses.  These new rules established a standardized method for calculating provisions for loan losses for residential mortgage loans, based on past-due behavior and loan-to-value ratios, while providing new and more precise definitions for impaired loans and new requirements to remove loans from such portfolio.  In addition, this set of rules also addressed the possibility of putting into practice standardized credit risk provisioning models for consumer and commercial loan portfolios, evaluated on a grouped basis, in the future. The new guidelines also introduced changes to the treatment of provisions related to factoring loans and guarantors. This new set of rules went into effect on January 1, 2016. The Bank recognized the effect associated with the changes in mortgage loans provisioning in advance, by the end of 2015, and found no material impact on results prepared under Chilean GAAP. However, we cannot assure you that future changes in provisioning rules for commercial or consumer loans, if introduced, will not affect our results under Chilean GAAP. It is important to mention that the implementation of standardized credit risk provisioning models would only have an effect—if any—on our results of operations or financial condition prepared under Chilean GAAP and will not have any impact on our results of operations or financial condition under IFRS. Further, the changes and new definitions for impaired loans had no material effect on our results of operations under both Chilean-GAAP and IFRS as issued by the IASB in 2016.

Additionally, in recent years the Chilean government has focused on consumer protection. Since 2010 several legal and administrative regulations have been enacted, amended and revoked to reinforce consumer protection and the relationship of financial institutions with customers. For example, new modifications to the Consumer Protection Law (Law No. 19,496) are currently being discussed by the Chilean congress, which seek to improve the existing Consumer Protection Agency (“SERNAC”) by providing SERNAC with the authority to:  (i) enact rules and guidelines, (ii) interpret legal or administrative regulations, (iii) preside over proceedings against financial institutions and (iv) impose fines, exercise class actions, and carry out collective mediations, among others.  In connection with the modifications and to ensure the due application and exercise of SERNAC’s new authority, the Chilean government is currently considering the application of “Chinese Walls” between SERNAC’s team members enacting rules and guidelines and interpreting legal or administrative regulations and the SERNAC’s team members imposing fines.

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

Lastly, we cannot assure you that regulators will not impose more restrictive limitations in the future on the activities of banks, including us, than those that are currently in effect.  Any such change in terms of capital adequacy, liquidity, credit risk provisioning, consumer protection, bankruptcy, taxation, among other matters, could have a material adverse effect on our results of operations or financial condition in a fashion that we cannot determine in advance.  For more information, see “Item 4.  Information on the Company—Regulation and Supervision.”

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

In this regard, an array of amendments to international financial reporting standards is expected over the coming years. First, IFRS 9 “Financial Instruments” will go into effect on January 1, 2018. Under this standard, new models of expected loss must be developed by companies in order to determine the impairment of loans and instruments available for sale. Similarly, IFRS 9 provides new guidelines for valuation and classification of financial instruments. Another standard, IFRS15 “Revenues from Contracts with Customers” defines a new model for recognition of recurrent income, which could differ to some extent from the current criteria. This amendment will also go into effect on January 1, 2018. Lastly, IFRS16 “Leases” introduces modifications to accounting models associated with entities’ role as lessee or tenant in terms of recognizing assets and liabilities for all leases existing by January 1, 2019 as well as for leases contracted afterwards. These standards, when adopted, will require issuers to include new disclosures in the notes to their financial statements. For more information see Note 43 to our audited consolidated financial statements as of and for the year ended December 31, 2016 appearing elsewhere in this annual report.

Currently, we cannot assure you that future changes in financial accounting and reporting standards will not substantially affect our results of operations or performance indicators, as we do not know the extent of future standards.

Increased competition and industry consolidation may adversely affect our operations.

The Chilean market for financial services is highly competitive.  We compete with Chilean and foreign banks, with Banco del Estado de Chile, which is state-owned, and with others providers of financial services that are not part of the banking industry. In addition, the retail segment (which encompasses individuals and small and medium-sized companies) has become the target market of several banks, since banking penetration is still in progress in Chile, particularly in this segment. Accordingly, competition within this market is increasing as banks are continuously incorporating new and tailored products and services, while striving to improve service quality.  As a result, net interest margins (once deducted provisions for loan losses) in these sub-segments are likely to decline over time.

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

Although we have historically been focused on wholesale banking, over the last five years we have reoriented our commercial strategy to increase penetration of the retail banking segment while maintaining our market-leading position in wholesale banking.  In fact, according to our management information systems, the share of the retail banking segment in our total loan book has increased from 47.7% in 2011 to 58.0% in 2016.  Although this trend has been associated with expansion in middle and higher income personal banking, our retail banking segment is also composed of small and medium-sized companies (approximately 12.0% of our total loan book as of December 31, 2016, which consists of companies with annual sales of up to Ch$1,600 million) and, to a lesser extent, of lower-income individuals (approximately 3.2% of our total loan book as of December 31, 2016, which consists of individuals with monthly incomes ranging from Ch$180,000 to Ch$500,000).  Since these customers are likely to be more severely affected by adverse developments in the Chilean economy than large corporations and higher-income individuals, we may be exposed to higher levels of past-due loans and subsequent write-offs, in the future, which could result in materially higher allowances for loan losses that could adversely affect our results of operations.

As of December 31, 2016, our past-due loans (loans 90 days or more past-due) reached Ch$290,686 million, which represented a 3.0% annual decrease when compared to the Ch$299,792 million recorded in 2015.  These figures translated into past-due ratios (loans 90 days or more past-due over total loans) of 1.22% in 2015 and 1.14% in 2016.  According to our management information systems, as of December 31, 2016 our past-due loans (loans 90 days or more past-due) were composed of 91.3% retail banking 90 days or more past-due loans (consumer and residential mortgage loans to individuals, as well as commercial loans to small and medium sized companies) and 8.7% wholesale banking 90 days or more past-due loans (commercial loans to large companies and corporations).  During the prior fiscal year, our past-due loans (90 days or more) portfolio was composed of 83.9% retail banking past due loans (90 days or more) and 16.1% wholesale banking past due loans (90 days or more).

The annual decrease of approximately Ch$9,100 million in the amount of past-due loans (loans 90 days or more past-due) was mainly attributable to improvement in the credit quality of our wholesale banking segment. In fact, according to our management information system, past-due loans (loans 90 days or more past-due) in retail banking increased by approximately Ch$13,000 million in 2016 as compared to 2015, whereas past-due loans (loans 90 days or more past-due) in the wholesale banking segment significantly decreased by approximately Ch$23,000 million in 2016. These figures are the result of a comprehensive approach to credit risk management. In this regard, in the midst of the ongoing economic slowdown that began in 2013, we have tightened our credit approval process from assessment to collection while introducing stricter requirements related to collaterals, financial burden, loan-to-value ratios, etc. These measures have enabled us to maintain delinquency at adequate levels. In addition, a few wholesale customers, who experienced financial difficulties in 2015, saw their performance improve throughout 2016 as a result of more favorable business conditions or enhanced financial positions. Furthermore, we have benefited from certain indicators that directly affect the retail banking segment (e.g. unemployment), which remained at low levels during 2016, partly explaining the healthy expansion in our retail banking segment, as previously discussed. Thus, on the whole, our aim of promoting profitable growth by maintaining a balanced risk-return equation has translated into improved delinquency indicators. Nevertheless, given the current economic environment and the deterioration of certain indicators, such as real wages, consumer confidence and business sentiment, we cannot assure you that the positive trend in past-due loans (90 days or more) seen during 2016 will continue if global or local economic conditions deteriorate in the future.

For more information, see “Item 4.  Information on the Company—Business Overview—Principal Business Activities.”

One of our affiliates may be obligated to sell shares of our stock in the public market if we do not pay sufficient dividends.

As of December 31, 2016, Sociedad Administradora de la Obligación Subordinada S.A. (“SAOS”), our affiliate, held 29.29% of our shares as a consequence of our 1996 reorganization. This reorganization was due in part to the 1989 repurchase by the Central Bank of certain non-performing loans that we had previously sold to the Central Bank and later exchanged for subordinated debt without a fixed term.  For more information, see “Item 4.  Information on the Company—History and Development of the Bank—History—The 1982-1983 Economic Crisis and the Central Bank Subordinated Debt.”

In exchange for assuming the Central Bank debt, SAOS received from SM-Chile S.A. (“SM-Chile”), a holding company that controls SAOS, a stake of 63.6% of our shares as collateral for this debt.  Dividends received from us are the sole source of SAOS’s revenues, which—in turn—must be used to repay this debt.  To the extent distributed dividends were not sufficient to pay the amount due on this debt, SAOS is permitted to maintain a cumulative deficit balance with the Central Bank that SAOS commits to pay with future dividends.  If this cumulative deficit balance exceeds 20% of our paid-in capital and reserves, the Central Bank may require SAOS to sell a sufficient number of our shares to pay the entire amount of the accumulated deficit. As of March 31, 2017, SAOS maintained a surplus with the Central Bank of Ch$712,420 million, equivalent to 25.1% of our paid-in capital and reserves as of the same date.

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

The results of our operations depend to a great extent on our net interest income, which represented 71.4% of our total operating revenues in 2016. Changes in nominal interest rates and inflation could affect the interest rates earned on our interest-earning assets differently from the interest rates paid on our interest-bearing liabilities, resulting in net income reduction.  Inflation and interest rates are sensitive to several factors beyond our control, including the Central Bank’s monetary policy, deregulation of the Chilean financial sector, local and international economic developments and political conditions, among other factors.  Any volatility in interest rates could have a material adverse effect on our financial condition and results of operations.

The average annual short-term nominal interest rate in Chile for 90 to 360 day deposits received by Chilean financial institutions was 3.91% in 2014, 3.77% in 2015 and 4.04% in 2016.  The average long-term nominal interest rate based on the interest rate of the Central Bank’s five-year bonds traded in the secondary market was 4.43% in 2014, 4.14% in 2015 and 4.09% in 2016.

Inflation in Chile has been moderate in recent years, especially in comparison with periods of high inflation experienced in the 1980s and 1990s.  High levels of inflation in Chile could adversely affect the Chilean economy, consumer purchasing power, household consumption and investment in machinery and equipment and, therefore, the demand for financing and our business.  The annual inflation rate (as measured by annual changes in the CPI and as reported by the Chilean National Institute of Statistics) during the last five years and the first three months of 2017 was:

Year	Inflation (CPI Variation)
2012	1.5
2013	3.0
2014	4.6
2015	4.4
2016	2.7
2017 (through March 31)	1.2%

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

Part of the information included in our financial statements considers assumptions, estimates and modelling which, if inaccurate, could have a material impact on our results of operations and financial position.

The preparation of our financial statements requires management to make judgments and estimates that affect the amounts of assets, liabilities, income and expenses reported in our financial statements. Estimates and assumptions are based on historical experience, expert judgment and other factors, including expectations of future developments under certain alternative scenarios. Although assumptions and estimates are evaluated and revised on a continuous basis, we cannot rule out that projected scenarios could dramatically change in the short term, causing a severe impact on fundamentals and estimates.

We are also subject to model risk since the valuation of financial instruments relies on models and inputs, which —in some cases— are not observable. Accordingly, computed values for securities and financial instruments may be inaccurate or subject to change, since the inputs used for specific models may not be available, particularly for illiquid assets or under scenarios of financial turmoil. In these cases, we will make assumptions and judgments in order to establish the fair value of certain instruments, which involves uncertainty and may translate into inaccurate estimates of actual results.

The main accounting items subject to risk of incorrect valuation include impairment of loans and advances, valuation of financial instruments, impairment of available-for-sale securities, deferred tax assets and provisions for liabilities. If our judgment, assumptions or models used in valuing these items are inaccurate, there could be a material effect on our results, funding requirements and capital ratios.

Operational problems, errors, criminal events or terrorism may have a material adverse impact on our business, financial condition and results of operations.

As all large financial institutions, we are exposed to many operational risks, including the risk of fraud by employees and outsiders, failure to obtain suitable internal authorizations, failure to properly document in-person and online transactions, equipment failures, mistakes made by employees and natural disasters, such as earthquakes, tsunamis, wildfires and floods.  Furthermore, we are exposed to criminal events or terrorist attacks resulting in physical damage to our buildings (including our headquarters, offices, branches and ATMs) and/or injury to customers, employees and others.  Although we maintain a system of operational controls composed of both trained staff and world-class technological resources, as well as comprehensive contingency plans and security procedures, there can be no assurances that operational problems, errors, criminal events or terrorist attacks will not occur and that their occurrence will not have a material adverse impact on our results of operations, financial condition and the value of our shares and ADSs.

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

Our current credit ratings determine the cost and the terms upon which we are able to obtain funding in the ordinary course of business.  Rating agencies regularly evaluate us by taking into account diverse factors, including our financial strength, the business environment and the economic backdrop in which we operate.  Thus, methodologies used by rating agencies evaluate Chile’s sovereign debt ratings when determining our ratings.  Accordingly, if Chile’s sovereign debt is downgraded, our credit rating could also be downgraded.

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

As a financial institution, we are subject to reputational risk that could materially affect our results of operations or financial condition

Corporate reputation is a crucial competitive advantage for us, as it allows us to attract and retain customers, appeal to investors and avoid employee attrition. Also, reputation is a key element in banking since access to funding is driven by the confidence of depositors and the opinion of ratings agencies on the value of our franchise. Therefore, any disreputable event, including employee misconduct, legal proceedings, regulatory sanctions, failure to deliver minimum standards of service quality, failure to comply with regulatory requirements, unethical behavior by our staff or involvement in political issues or public scandals (or gossip related thereto) could damage our reputation and produce significant harm to our results of operations or financial condition. Furthermore, our reputation is highly aligned with the reputation of the banking industry in which we participate and, therefore, actions by other providers of financial services or the banking industry as a whole could also harm our own reputation.

Similarly, the ability to manage potential conflicts of interest has become increasingly important factor for our business given our widespread operations in many economic sectors with diverse third parties. Accordingly, the failure to address —or even the perceived failure to address— conflicts of interest could affect the willingness of customers and investors to work with us, or could lead to legal actions against us. In order to address and avoid these potential events we are continuously improving our corporate governance standards by detecting potential failures and adopting world-class principles and procedures.  Nevertheless, we cannot assure you that we will not face reputational events in the future that could harm our prospects or the value of our franchise. For more information on corporate governance, see “Item 6.  Directors, Senior Management and Employees—Board Practices”.

Risks Relating to our ADSs

Our principal shareholders may have interests that differ from those of our other shareholders and their significant share ownership may have an adverse effect on the future market price of our ADSs and shares.

As of April 21, 2017, LQ Inversiones Financieras S.A. (“LQIF”), a holding company beneficially owned by Quiñenco S.A. and Citigroup Chile S.A., holds directly and indirectly approximately 51.06% of the voting rights of our shares.  Subject to our bylaws and applicable law, these principal shareholders are in a position to elect a majority of the members of our board of directors, direct our management and control all matters decided by a shareholder vote, including the approval of fundamental corporate transactions.

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

While our ADSs have been listed on the New York Stock Exchange (the “NYSE”) since the first quarter of 2002, there can be no assurance that an active trading market for our ADSs will be sustained.  During 2016, a daily average volume of approximately 42,759 of our American Depositary Receipts (“ADRs”) were traded on the NYSE, according to data provided by Bloomberg.  Although our shares are traded on the Santiago Stock Exchange, the Valparaiso Stock Exchange and the Chilean Electronic Stock Exchange, the Chilean market for our shares in Chile is small and somewhat illiquid. As of April 21, 2017, approximately 31.72% of our outstanding shares were held by shareholders other than our principal shareholders, including LQIF, SM-Chile and SAOS, considering direct ownership.

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

The global economy appears to be finally exiting a long period of turbulence and volatility, which began in 2007 with the subprime mortgage crisis, when many U.S. banks and financial institutions disclosed significant write-downs related to their exposure to mortgage-backed securities and other similar financial instruments. This situation led to significant government intervention for important banks worldwide, bankruptcy for others and active M&A activity intended to rescue failing banks and maintain the confidence of investors and customers while avoiding bank runs.  Today, after seven years of aggressive expansionary monetary policy, the U.S. Federal Reserve has begun to taper its quantitative easing programs undertaken after the subprime crisis. Thus, in December 2015, the U.S. Federal Reserve increased the marginal standing facility rate from the range of 0%-0.25% to 0.25%-0.50% and further increased this range to 0.50%-0.75% in December 2016 and to 0.75%-1.00% in March 2017.  Although this decision was expected and perceived as a positive signal worldwide for investors and traders, we cannot assure you that past developments will not occur again in the future or that any future developments in the international markets will not affect us, including our results of operations and, consequently, the market price of our ADSs and shares.

Additionally, during 2015, new doubts about the financial condition of European banks arose.  Similarly, the fiscal condition of many countries remained weak. Even though our exposure to customers from troubled European countries such as PIIGS countries (Portugal, Ireland, Italy, Greece and Spain) only represents 0.09% of our total loans as of December 31, 2016, we cannot assure you that volatility in global financial markets due to the uncertainty regarding the fiscal condition of these or other European countries will not continue and affect the Chilean economy and consequently the financial condition and results of operations of the entire Chilean banking system, including us. Accordingly, the price of our ADS could be adversely affected by a new financial turmoil in the Eurozone, political issues, armed conflicts, uncertainty due to terrorism, a slower than expected recovery, or a deterioration in healthier economies, such as Germany.

Similarly, recent developments in the Chinese economy have led to increasing volatility in the financial markets and a downward trend in international commodity prices. The Chinese economic slowdown has affected the Chilean economy due to the importance of copper exports and overall mining activity to local economic growth. Although our exposure to the Chilean mining sector does not exceed 1.7% in terms of total loans, we cannot assure you that new developments affecting the Chinese economy will not have a material impact on Chilean economic activity and, therefore, in the local banking industry that could lead to lower loan growth for us and the Chilean financial industry as a whole, affecting the price of our shares and ADS.

Lastly, uncertainty regarding the future of developed economies remains, given specific issues emerging worldwide. In this regard, recent political developments such as the U.S. presidential election, the exit of Great Britain from the Eurozone (Brexit), elections in Central Europe, armed conflicts in the Middle East and Asia and terrorism, in addition to the global migration crisis and waves of populism looming in different countries, illustrate volatile social and political environments that could harm foreign trade and economic growth. In particular, the recently elected administration in the U.S. has suggested an intention to re-negotiate the free trade agreements that the United States holds with various countries while implementing higher import taxes, among other measures. Although it is still unclear what specifically the new U.S. administration will or will not do, any policy undertaken by the U.S. government in this respect may have a material adverse effect on global trade and capital markets, which, in turn, could impact the Chilean economy, the local banking industry and, ultimately, our results of operations, financial condition and the price of our ADS. On the other hand, although the potential impact of Brexit on our results of operations is unclear, its ultimate impact will depend on how the final terms of Brexit will affect economic conditions in the United Kingdom and the European Union, which could translate into reduced growth and higher volatility in global capital markets. This could similarly adversely affect the price of our ADS.

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

During 2013, the Chilean economy entered into a moderate slowdown by recording a 4.0% GDP expansion, which deepened throughout 2014 and 2015 with GDP recording annual expansions of 1.9% and 2.3%, respectively. This trend in GDP growth has been the result of low levels of both corporate and individual confidence, as evidenced by indices (IPEC and IMCE) used by the Central Bank, due to factors such as slower growth of Chile’s main commercial partners, especially China, and uncertainty associated with diverse reforms presented by the administration appointed in 2014. Similarly, the Chilean economy continued to grow slowly in 2016 by recording a moderate 1.6% expansion, mainly supported by an increase of 2.4% in private consumption that helped offset a 0.8% decrease in investment (understood as fixed capital formation). Although the Chilean economy has growth potential of at least 3.5% per year and GDP expansion continues to be positive, we cannot assure you that the local economy will continue growing in the future or that developments affecting the Chilean economy and the local banking industry will not materially affect our business, financial condition or results of operations.  For more information, see “Item 5.  Operating and Financial Review and Prospects—Operating Results—Overview”.

Currency fluctuations could adversely affect the value of our ADSs and any distributions on the ADSs.

The Chilean government’s economic policies and any future changes in the value of the Chilean peso with respect to the U.S. dollar could affect the dollar value of our common stock and our ADSs.  Given the floating exchange rate regime that exists in Chile, the Chilean peso has been subject to large fluctuations in the past and this trend could occur again in the future.  According to information published by the Central Bank, between December 31, 2015 and December 31, 2016, the value of the U.S. dollar relative to the Chilean peso decreased by approximately 5.3%, as compared to the increase of 16.9% recorded in the period from December 31, 2014 to December 31, 2015.  See “Item 3.  Key Information—Selected Financial Data—Exchange Rates.”

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

Our results of operations may be affected by fluctuations in the exchange rates between the Chilean peso and the U.S. dollar despite our policy and Chilean regulations related to the general avoidance of material exchange rate mismatches.  In order to reduce the effect of exchange rate mismatches we enter into foreign exchange derivative transactions that hedge our exposure.  As of December 31, 2016, our foreign currency-denominated assets and Chilean peso-denominated assets, which contain repayment terms linked to changes in foreign currency exchange rates, exceeded our foreign currency-denominated liabilities and Chilean peso-denominated liabilities, which contain repayment terms linked to changes in foreign currency exchange rates, by an amount of Ch$4,484 million, or 0.16% of our paid-in capital and reserves.

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

Our business growth, asset quality and profitability may be affected by political and social developments in Chile in the long run.

Our operations are highly dependent on the Chilean political and social environment, as most of our customers and borrowers do business in Chile. Thus our results of operations could be negatively impacted by unfavorable political and diplomatic developments, social instability or unrest, as well as dramatic changes in public policies, including expropriation, nationalization, international ownership legislation, interest rate caps and tax policy. Although Chile has a tradition of compliance with the rule of law, we cannot assure you that this trend will continue in the future.

Reforms to labor and pension laws as well as labor strikes or slowdowns could adversely affect our results of operations.

We are a party to collective bargaining agreements with various labor unions to which most of our employees belong. Therefore, disputes with regard to the terms of these agreements or our potential inability to negotiate acceptable contracts with these unions could result in, among other things, strikes, work stoppages, or other slowdowns by the affected workers.  If unionized workers were to engage in a strike, work stoppage, or other slowdown, or other employees were to become unionized, we could experience disruption of our operations or higher ongoing labor costs, either of which could have a material adverse effect on our results of operations.  See “Item 6.  Directors, Senior Management and Employees—Employees.”

On September 8, 2016, the Chilean government passed a law reforming the Chilean labor framework, which went into effect on April 1, 2017. This law enhances and empowers labor unions’ negotiation position through amendments to the collective bargaining process, such as (i) a prohibition against replacing employees during a strike, (ii) the authorization for  inter-company unions to collectively bargain in specific cases, (iii) the extension of a union´s access to information, such as the employer´s financial information and labor conditions, among others, and (iv) the establishment of minimum threshold requirements for the terms and conditions of the collective bargaining process, which cannot be more restrictive than the previous collective agreement.

On April 12, 2017, the President of Chile announced a reform to the local pension system. Although no precise details were unveiled, the main change to the current system would consist of an increase in the compulsory rate of savings, from the current 10% contribution rate to a 15% rate. The net increase of 5% would be paid exclusively by employers. The reform will not be presented to the Chilean congress for discussion before July 2017.  Because the specific contents and extent of the reform are unknown, and there is no certainty as to when and how this reform would go into effect, if approved, we cannot yet assess whether this reform would substantially affect our results of operations.

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

As of December 31, 2014, we also offered international banking services through our Trade Services subsidiary in Hong Kong, our representative office in Beijing, and a worldwide network of correspondent banks.  However, in 2014, we voluntary began a dissolution process for our Trade Services subsidiary in Hong Kong, which was formally declared dissolved as of July 5, 2016.

In addition to our traditional banking operations, our subsidiaries and affiliates permit us to offer a variety of non-banking but specialized financial services including securities brokerage, mutual funds management, investment banking, insurance brokerage, securitization and collection services.

According to the SBIF, under Chilean GAAP, as of December 31, 2016, we ranked first in the Chilean banking industry in terms of net income with a market share of 28.1%.  As of the same date and excluding operations of subsidiaries abroad, we continued to be the second largest bank in Chile in terms of total loans with a market share of 18.0%, we were the largest provider of commercial loans with a market share of 17.7%, we ranked second in consumer loans with a market share of 20.9% and we were also the second largest private sector bank in terms of residential mortgage loans with a market share of 17.3%.  As for liabilities, excluding operations of subsidiaries abroad, we led the market in terms of total current account balances with a market share of 23.0% and, more importantly, we ranked first in current account balances held by individuals with a market share of 28.5%, both as reported by the SBIF and as of December 31, 2016.  Lastly, according to the Chilean Association of Mutual Funds, as of December 31, 2016, we were the largest mutual funds manager with a market share of 20.9%.

As of December 31, 2016, we had:

•                  total assets of Ch$31,357,304 million (approximately U.S.$ 46,774.0 million);

•                  total loans of Ch$25,398,424 million (approximately U.S.$ 37,885.5 million), before deducting allowances for loan losses;

•                  total deposits of Ch$18,874,049 million (approximately U.S.$ 28,153.4 million), of which Ch$8,321,148 million (approximately U.S.$ 12,412.2 million) correspond to current account and demand deposits;

•                  equity (including net income, non-controlling interest and provisions for minimum dividends) of Ch$3,307,674 million (approximately U.S.$ 4,933.9 million);

•                  net income of Ch$575,051 million (approximately U.S.$ 857.8 million); and

•                  market capitalization of approximately Ch$7,663,511 million (approximately U.S.$11,431.3 million).

As of December 31, 2016, we had 14,611 employees and delivered financial products and services through a nationwide distribution network of 423 branches and 1,453 Automatic Teller Machines (“ATMs”).  Our ATMs are part of a larger network of 7,622 ATMs operated by Redbanc S.A., a company we partly own along with nine other private sector banks).

History

We were founded in 1893 as a result of the merger of Banco Nacional de Chile, Banco Agrícola and Banco de Valparaíso, which created the largest private sector bank in Chile.  We have played an important role in the economic history of Chile.  Before the creation of the Central Bank in 1926 and prior to the enactment of the General Banking Act, we were the main stabilization agent of the Chilean banking system, a role that is now performed by the Central Bank.  Beginning in the early 1970s, the Chilean government assumed control of a majority of Chilean banks, and all but one of the foreign banks that were operating at that time closed their branches and offices within the country.  Throughout this era, we remained as a private sector bank, with the exception of a portion of our shares owned by the Chilean government that were sold to private investors in 1975.  Throughout our history we have developed a well-recognized brand name in Chile and expanded our operations in foreign markets, where we developed an extensive network of correspondent banks.  In the early twentieth century, we established a representative office in London, which we maintained until 1985, when our operations in Europe were moved to Frankfurt.  The office in Frankfurt was closed in 2000, when our foreign operations were centralized at the New York branch.  In 1987 and 1988, we established four subsidiaries to provide a full range of specialized financial products and services as permitted by the General Banking Act.  In 1999, we widened our scope of specialized financial services by creating our insurance brokerage and factoring subsidiaries.  According to our estimates, we remained the largest private bank in Chile until 1996.  During the early 2000s, the Chilean banking industry witnessed intense merger and acquisition activity.  In 2002, we merged with Banco de A. Edwards, which allowed us to expand our business to new customer segments.  In 2008, we sold our U.S. branch to Citigroup in connection with our merger with Citibank Chile that was carried out during the same year.  As a result of these consolidations, we currently operate a distribution network that is composed of three brand names, namely, “Banco de Chile” (which operates throughout Chile), “Banco Edwards-Citi” (which is primarily oriented to higher income segments) and “Banco CrediChile” (which is focused on consumer loans and demand accounts for lower and middle income segments).

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

In 2013, we completed a very successful year by leading the industry in operating revenues—for the first time in our recent history—and net income, according to information published by the SBIF.  These achievements enabled us to remain the most profitable bank in Chile in terms of return on average equity and average assets.  Our leading position in net income was also a consequence of our market leading performance in expenses, which allowed us to reach the lowest efficiency ratio in the local industry, according to information published by the SBIF.  Also, in order to maintain a convenient and well diversified liability structure, we have continued to seek alternative financing opportunities, especially overseas.  In this regard, during 2013 we carried out four placements in Switzerland for a total amount of approximately U.S.$785 million.  Also, we established a medium term notes program (the “MTN Program”) in Luxembourg.  Under this program we issued medium term notes in Hong Kong and Japan for approximately U.S.$168 million and U.S.$167 million, respectively.

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

Throughout 2016 we continued to face economic headwinds as the local economy’s growth continued to slowdown. Amid this environment, we focused on growing profitably by concentrating on those segments with a more balanced risk-return relationship. Thus, in spite of recording a moderate annual expansion of 3.4% in total loans, we managed to remain first in terms of net income and profitability  (for banks with market share above 3.0% in total loans) within the local banking industry, with a market share of 28.1% and a ROAE of 19.6%, both under Internal Reporting Policies. Our customer-centric approach has been crucial to these achievements and we believe our service quality makes a difference when compared to our competition. During 2016 we accomplished significant advances on this matter such as attaining the highest net promotion score among the main Chilean banks for first time in our recent history while also reducing our attrition rate. We believe these achievements were the result of diverse projects and strategies intended to enhance customer proximity. Thus, during 2016 we launched a new personal banking website, with improved functionalities and enhanced our mobile banking solutions by adding new applications for smartphones. In terms of service quality, we revised and updated our portfolio of high income customers, opened new specifically-oriented branches for preferential customers and set up a new service model for premium customers called “Private Wealth Management.” Lastly, we continued to strengthen the benefits associated with our loyalty program for credit card users by adding new alliances, such as Iberia Airlines, to the package of already existing services and providers. Based on all of these initiatives, during 2016 we were recognized by various specialized publications covering multiple areas of banking activity including “Most Valuable Banking Brand” in Chile by The Banker, “Most Innovative Banking Solutions” in Chile by Global Business Outlook, “Best Consumer Digital Bank” in Chile by Global Finance and “Best Bank” in Chile by World Finance.

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

Merger with Citibank Chile

On December 27, 2007, our shareholders approved our merger with Citibank Chile, which became effective on January 1, 2008.  During 2008, we integrated Citibank Chile’s technological platforms with ours and established a new organizational structure in order to satisfy the needs of our customers and to achieve important synergies.  We concluded the merger process with the integration of Corporación Financiera Atlas S.A. (Citibank Chile’s consumer division) into our consumer division (CrediChile), which allowed us to nearly double our customer base and market share in consumer finance.  As result of this merger and integration process, we entered into the following agreements with Citigroup Inc. to provide a framework for our relationship with Citigroup Inc., its services and trademarks in Chile:  (i) the Global Connectivity Agreement, (ii) the Cooperation Agreement, (iii) the Trademark License Agreement and (iv) the Master Services Agreement.  On October 22, 2015, we entered into a new Global Connectivity Agreement, a new Cooperation Agreement and a new Trademark License Agreement with Citigroup Inc.  In addition, on January 31, 2017, we entered into a new Master Services Agreement with Citigroup Inc.  All of these new agreements replaced the original agreements we entered into on December 27, 2008.    For more information, see “Item 7.  Major Shareholders and Related Party Transactions—Related Party Transactions.

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

During 2015, our efforts were concentrated on providing our customers with ground-breaking mobile applications intended to improve their access to banking products and services.  Similarly, we implemented initial stages of various technological projects to support commercial activities while reinforcing operational excellence and security in internet-based transactions.  Thus, in 2015, we launched three new smartphone applications, namely, MiCuenta, MiPass and MiSeguro, which allow our customers to execute various banking transactions through their mobile phones, including paying monthly bills, generating secure passwords for electronic money transfers and enrolling in and managing insurance policies offered by our insurance brokerage subsidiary.  Due to these applications, and those launched last year, in 2015, we were distinguished as the Best Consumer Digital Bank in Chile by GlobalFinance and the Best Mobile Banking and Internet Banking in Chile by Global Banking & Finance Review.  Similarly, we implemented the first stage of a new website with diverse functionalities especially designed for the needs of companies in the wholesale banking segment.  Additionally, we implemented a new internet-based service for money exchange.  From an operational point of view, we took several steps to improve efficiency.  Among these accomplishments, we implemented a paperless system for credit risk committees, a new platform for post-sale support for leasing operations and a pilot project for approving and clearing documentation based on images.  Also, we focused on reducing the likelihood of electronic fraud and criminality against banking services by setting a new password- generating system for cash management services while replacing approximately 60% of our ATMs with newer devices and more secure infrastructure as required by the SBIF.

In 2016 we undertook diverse technological initiatives intended to adequately support our core business and improve our operating efficiency. Our main initiative to support to our core business was the implementation of a new internet-based platform for personal banking with a friendlier design and more efficient architecture that boosted online transactions, increased customer satisfaction and decreased web surfing time. Furthermore, we implemented the first stage of a new commercial platform, called “Business Center,” which includes a new system aimed at integrating the sale and post-sale process. Business Center will also become our CRM system in the future. We also put into practice a modern platform for our leasing business. In addition, we continued to enhance the capabilities of our Treasury by upgrading the Murex system, completing a new phase of the platform that allows us to clear derivatives with other Chilean banks while setting up diverse IT solutions to clear derivatives contracts with European counterparties (EMIR). We also continued to reinforce our mobile offerings by improving the mass-market appeal of MiPass, originally introduced in 2015. In addition, we implemented online notifications of payments, money transfers and credit card charges, which are received by customers on their smartphones at the moment of transaction, In regard to efficiency, during 2016 we completed several projects intended to digitalize documents, reports and forms in order to avoid printing and implemented a new image-based model for controlling operations carried out by tellers and representative officers. Similarly, we automated diverse form filling procedures for operations related to personal banking and SMEs and set up platforms and procedures for pre-approval operations. Finally, we continued to develop the last stages of our ATM replacement schedule by renewing 96% of our total network, in accordance with the requirements imposed by the Chilean regulator.

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

The original repayment terms of our Central Bank subordinated debt, which at December 31, 1989 equaled approximately Ch$1,638,300 million (in real terms as of December 31, 2016), required that a certain percentage of our income before provisions for the subordinated debt be applied to repay this obligation.  The Central Bank subordinated debt did not have a fixed maturity, and payments were made only to the extent that we earned income before provisions for the subordinated debt.  In 1993 we applied 72.9% of our income before provisions to repay the

Central Bank subordinated debt.  In 1994 we applied 67.6%, and in 1995 we applied 65.8% of our income before provisions to repay the Central Bank subordinated debt.

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

In exchange for assuming the Central Bank debt, SAOS received from SM-Chile 63.6% of our shares as collateral.  Although shares held by SAOS as collateral have economic rights that belong to the Central Bank, their voting rights are exercised by SM-Chile’s shareholders.  As a result of our merger with Banco de A. Edwards, the percentage of our shares held by SAOS decreased to 42.0%.  Subsequently, as of December 31, 2016 the percentage of our shares held by SAOS declined to 29.29%, as a result of:  (i) capital increases agreed to at the Extraordinary Shareholders’ Meetings held in May 2007, January 2011 and October 2012, (ii) stock dividends paid in May 2006, May 2007, June 2009, April 2011, June 2012, May 2013, July 2014, July 2015 and June 2016 and (iii) our merger with Citibank Chile in January 2008.

Dividends received from us are the sole source of SAOS’s revenues, to be applied by legal mandate to repay its debt to the Central Bank.  SAOS does not have any other material debt, as it is a special purpose legal entity created by Law No. 19,396 whose only business is to own Banco de Chile shares and repay the obligation to the Central Bank.  To the extent distributed dividends are not sufficient to pay the amount due on its debt, SAOS is permitted to maintain a cumulative deficit balance with the Central Bank that SAOS commits to pay with future dividends.  If the cumulative deficit balance exceeds an amount equal to 20% of our paid in capital and reserves, the Central Bank may require SAOS to sell a sufficient number of shares of our stock to pay the entire accumulated deficit amount.  As of March 31, 2017, SAOS maintained a surplus with the Central Bank of Ch$712,420 million, equivalent to 25.1% of our paid in capital and reserves as of the same date.  See “Item 3.  Key Information—Risk Factors—Risks Relating to our Operations and the Banking Industry—One of our affiliates may be obligated to sell shares of our stock in the public market if we do not pay sufficient dividends.”

As of March 31, 2017, the outstanding subordinated debt balance held by SAOS was Ch$360,988 million (including accrued interest).  SAOS paid to the Central Bank a total of Ch$145,123 million in 2014, Ch$142,856 million in 2015 and Ch$140,614 million in 2016, exceeding in each of those years the required minimum annual payment.

As of December 31, 2016, the major shareholder of SM-Chile was LQ Inversiones Financieras S.A. (a subsidiary of Quiñenco S.A.), which owned, directly and indirectly, 58.24% of SM-Chile’s total shares.  As of the same date, our major shareholders were SAOS, LQ Inversiones Financieras S.A. and SM-Chile, each having a direct participation of 29.29%, 26.32 % and 12.43% in our total common stock, respectively.

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

Capital Expenditures

The following table sets forth our capital expenditures in each of the three years ended December 31, 2014, 2015 and 2016:

	For the Year Ended December 31,
	2014		2015		2016
	(in millions of Ch$)
BANK’S INTERNAL REPORTING POLICIES:
Computer equipment	Ch$	22,776	Ch$	18,746	Ch$	14,105
Furniture, machinery and installations	2,264		4,257		2,645
Real estate	6,028		7,909		10,174
Vehicles	445		564		895
Subtotal	31,513		31,476		27,819
Software	5,382		8,519		11,248
Total	Ch$	36,895	Ch$	39,995	Ch$	39,067

Our budget for capital expenditures for 2017 amounts to approximately Ch$49,635 million, of which expenditures in information technology investments represent 58.6%, while infrastructure projects represent the remaining 41.4%.  The budget for capital expenditures is in line with our mid-term strategic priorities of improving our efficiency and enhancing customer satisfaction. These capital expenditures will be principally financed by cash on hand and long-term debt financing.

Among the budgeted expenditures for information technology, 89.7% corresponds to new and ongoing IT projects undertaken by Banco de Chile and subsidiaries, which are intended to provide us with business solutions, technological stability and improvements in productivity. The remaining 10.3% consists of investments in technological equipment and improvements or renewal of our ATMs nationwide network, in response to the Chilean regulator’s new security requirements for the ATMs operation.

Our 2017 budget for infrastructure expenditures includes disbursements associated with renovation and restoration of our main building, implementation and relocation of commercial branches and general maintenance investments.

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

Our main competitive strengths are:

Brand Recognition and Strong Corporate Image

We have operated in the Chilean financial industry for over 120 years under the “Banco de Chile” brand name.  In order to provide our customers with specialized value offerings and a wider range of financial products and services, we have also developed the “Banco Edwards|Citi”, “Banco CrediChile” and “Banchile” brand names.  We believe our long standing history in the Chilean market is recognized by our customers and the general public, who associate our brands with quality, reliability and social responsibility within the Chilean financial industry, as demonstrated in various polls conducted by well-known market research companies. As a result, according to The Banker, “Banco de Chile” was the most valuable brand within the local banking industry in 2016. We believe that our long history in the Chilean banking industry is a key element that differentiates us from our competitors.

Additionally, we believe that our merger with Citibank Chile reinforced our corporate image as a leading financial institution within Chile and allowed us to gain recognition among customers and investors all over the world.

We also believe that our strong corporate image is further strengthened by our commitment to social responsibility, which includes supporting the Teleton Foundation (a non-governmental organization dedicated to assisting and treating disabled Chilean children), our partnership with institutions dedicated to improving the quality of Chilean education, our participation in campaigns intended to improve the quality of life of needy people, our commitment to supporting and sponsoring diverse monetary and non-monetary campaigns for recovery efforts from natural disasters in Chile, including wildfires, earthquakes, floods and tsunamis, and the development of other initiatives intended to strengthen our role in, and contribution to, Chilean society.

Business Scale and Leading Market Position

We are one of the largest financial institutions in Chile and a market leader in a broad range of financial products and services within the Chilean financial system, as listed in the following table:

	As of December 31, 2016
	Market Share	Market Position
Commercial Loans(1)	17.7%	1st
Year-End Balances of Total Demand Deposits and Current Account(1)	23.0%	1st
Current Accounts Balances held by Individuals	28.5%	1st
Mutual Funds (Assets Under Management)	20.9%	1st
Net Fees and Commissions Income	20.4%	1st
Net Income (including minority interest)	28.1%	1st

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

In addition, in recent years we have been focused on further penetrating the retail banking market through diverse value offerings intended to cover all of the population and enterprises we target.  Therefore, in recent years we have prioritized the expansion of our residential mortgage portfolio and our presence in transactional services such as credit cards, current accounts and demand accounts, as we believe they are effective means to build long-term relationships and customer loyalty, while increasing cross-selling opportunities. For this reason, through our Individual and SME Banking Division, we aim to lead the market in services offered to high income individuals for whom we have developed an attractive and complete portfolio of financial services, including a full range of wealth management services through one of our subsidiaries.  Also, our Consumer Finance Division (Banco CrediChile) has become one of the largest providers of consumer loans among the Chilean banks’ consumer divisions, based on comprehensive service offerings for low income individuals.  This has been recently supplemented by the implementation of value offerings satisfying small scale entrepreneurs’ financial needs and individual customers in outlying districts seeking deposit and transactional solutions.  This broad variety of services has also enabled us to lead the Chilean market in terms of income from fees and commissions.

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

Broad Customer Base and Nationwide Distribution Network

We believe that we have one of the largest customer bases among financial institutions in Chile.  In recent years, we have been able to expand our customer base by providing attractive and tailored value offerings based on continuously improving segmentation and by applying sophisticated business intelligence tools.  As of December 31, 2016, we had approximately 2,050,000 customers, including approximately 1,190,000 borrowers, roughly 807,000 current accounts holders, nearly 138,000 time deposit holders, approximately 212,000 saving account holders and approximately 1,600,000 credit card holders.  Our customer base is composed of the sum of individuals and companies holding and using at least one or a combination of the following products: a loan, a current account, a credit card or a demand account.

We believe that our broad customer base is both an essential driver of our business and a valuable asset that enables us to cross-sell our traditional lending products and services along with non-lending services provided primarily through our subsidiaries, including our securities brokerage, mutual funds management, securitization, financial advisory, insurance brokerage and collection services.

In order to better serve our customers, we are present in all regions of Chile and strive to be accessible to every Chilean customer through our large branch network as well as non-physical contact channels.  As of December 31, 2016, we had a nationwide branch network of 423 branches, the second largest in Chile among private sector banks, according to information published by the SBIF. This network is composed of 258 branches under our “Banco de Chile” brand name, 41 branches under our “Banco Edwards|Citi” brand name and 124 branches under our “Banco CrediChile” brand name. We believe that our branch network enables us to develop close relationships with our customers and therefore we are constantly assessing new branch locations throughout Chile.

We have also enhanced our branch network with non-physical remote channels, such as ATMs, internet-based online platforms and mobile banking applications. As of December 31, 2016, we had 1,453 ATMs throughout Chile and we provided our customers with diverse mobile banking applications including MiBanco, MiBeneficio, MiCuenta, MiPago, MiPass and MiSeguro, which jointly had more than 1.2 million downloads.

Competitive Funding Structure

We believe that we have a cost effective and highly competitive funding structure based on our leading market position in current accounts and demand deposits, especially among individuals. According to the SBIF, as of December 31, 2016, we ranked first within the Chilean banking industry in current account and demand deposits held by individuals by attaining a 28.5% market share. Similarly, as of that same date and excluding operations of subsidiaries abroad, we were the principal bank in Chile in terms of total balances of our non-interest bearing current accounts and demand deposits representing 23.0% of the industry, as reported by the SBIF. Also, our total balances of current accounts and demand deposits represented 26.4% of our funding structure as of December 31, 2016, as compared to the 15.5% reported by the Chilean financial industry as a whole, excluding Banco de Chile.

Our funding structure provides us with a cost advantage over many of our competitors (which use a higher proportion of interest bearing liabilities), as current accounts and demand deposits are non-interest bearing in Chile.  Our solid market position in demand deposits, together with our high international credit ratings, translated into one of the lowest costs of funding from liabilities associated with interest bearing deposits and long-term debt, among the five largest banks in Chile.

We are constantly striving to diversify our liability structure in terms of sources, types of instruments and markets with the aim of maintaining a competitive cost of funding and improving our liquidity. During 2016, we were less active in placing bonds abroad given moderate growth of our loan book and less favorable conditions in the international markets. Nevertheless, by the end of the year we were able to place the following instruments in overseas markets: (i) two five-year unsecured bonds in Japan under our medium term note program listed on the Luxembourg Stock Exchange (our “MTN Program”), for a total amount of approximately U.S.$130 million, (ii) a five-year unsecured bond in Japan under our MTN program for approximately U.S.$85 million and (iii) an eight-year unsecured bond in Switzerland for approximately U.S.$152 million. Furthermore, we continued to make use of our commercial paper program registered in the United States, from which we raised approximately Ch$533 billion (approximately U.S.$795 million) in 2016. As of December 31, 2016 we had an outstanding balance of commercial paper of approximately U.S.$271 million. In addition, during 2016 we issued UF-denominated senior bonds in the local market for approximately Ch$559 billion (approximately U.S.$833 million) with tenors ranging from five to 12 years. The issuance of senior bonds was carried out in conjunction with three consecutive placements of UF-denominated subordinated bonds in the local market for approximately Ch$82 billion (approximately U.S.$123 million). Proceeds from subordinated bonds were intended to finance long-term assets while bolstering our Tier 2 capital ratio. As a result of these transactions, local and international long-term debt have increased their joint share in our funding structure over time. In fact, our issued long-term debt represented approximately 14.1% of our total assets in 2012 as compared to 19.7% as of December 31, 2016. This increase has allowed us to replace non-core deposits coming from institutional and wholesale customers, which are, in general, a less stable source of funding.  Thus, our funding diversification strategy has contributed to lengthen the maturity of our liabilities and, therefore, to improve our liquidity.

Superior Asset Quality

We are one of the Chilean financial institutions with the highest credit quality and the healthiest loan portfolio in Chile. We believe this asset quality is the result of our well known prudent risk management approach and accurate credit risk models that are continuously being updated and have enabled us to maintain relatively low levels of past-due loans (loans 90 days or more past-due) and high coverage indicators over the last few years.  According to the SBIF, as of December 31, 2016, we had a delinquency ratio (loans 90 days or more past-due as a percentage of total loans) of 1.15% which was well below the industry average delinquency ratio of 2.02% posted by the Chilean banking industry (excluding Banco de Chile) as of the same date. Additionally, as of December 31, 2016 we had a coverage ratio (allowances for loan losses over loans 90 days or more past-due) of 209.8%, which was well above the industry average coverage ratio of 126.1% as of the same date (excluding Banco de Chile).

International Coverage

In 2008 we enhanced our value offerings by entering into a strategic partnership with Citigroup Inc., as a result of our merger with Citibank Chile, effective on January 1, 2008.  As result of the merger and integration process, we entered into various agreements with Citigroup Inc. to establish a framework for our relationship with Citigroup Inc., including the services to be rendered by each party and the use of trademarks in Chile. For more information, see “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions.

This strategic alliance, backed by a Global Connectivity Agreement with Citigroup Inc., has allowed us to broaden our service offerings by adding a comprehensive portfolio of international financial services that previously we could only partially provide. Based on this relationship, we are able to provide our local customers with world-class financial services and participate with them in their international ventures. Furthermore, we provide a reliable business platform for Citibank’s customers who aim to operate in Chile.

Our Business Strategy

Mission

‘We are a leading and globally-connected corporation with a prestigious business tradition.  We provide excellent financial services to all of our customer segments by offering creative and effective solutions while at the same time ensuring that we add value for our shareholders, employees and community as a whole.’

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

Our mission and vision commits us to all of the diverse stakeholders related to our business, including customers, employees, investors and the community.  Thus, our vision is shared and internalized by all areas across the corporation, senior management and the board of directors while also constituting the basis for our strategic objectives. This vision requires initiatives to achieve comprehensive excellence in management, with customer satisfaction as our major goal.  For this reason, we apply high industry standards in information technology, business models and service quality, all of which are summarized by the value creation cycle below:

Corporate Values

Our way of thinking is reflected by a set of values that are shared by our employees and shareholders, which are aimed at providing our customers with world-class financial solutions and quality standards.

•                                          Integrity

•                                          Commitment

•                                          Respect

•                                          Loyalty

•                                          Prudence

•                                          Responsibility

•                                          Justice

Purpose

‘We are a company that contributes to the economic development of the country by generating favorable conditions for the development of individuals and enterprises, providing them with financial solutions that fit their needs at every stage of their lifetime.’

In order to accomplish this, we have made commitments to all of our stakeholders, since we are convinced that we will achieve excellence in all of our businesses and projects as long as we are able to satisfy stakeholders in their interactions with us.

Commitments

We aim to satisfy the expectations of the following stakeholders by:

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

Strategic Priorities

Our long-term strategy is intended to maintain profitable growth by placing the customer at the center of all of our decisions and continuously improving efficiency and productivity in all of our processes and procedures while maintaining a strong commitment to the country. These are our strategic priorities and we aspire to attain them through collaboration and teamwork.

•                  Customer Centric Decision Making

We aim to support our customers and meet their needs throughout their lives. In order to achieve this goal we strive to promote customer proximity and reliability, while providing our customers with the best service quality within the local market.

In our retail banking segment, our aim is to lead the market by providing differentiated and comprehensive value offerings based on a deep and continuously improving segmentation that permits us to engage in profitable and high-growth potential business opportunities.  Thus, we expect to expand our business and customer base by developing tailored service models, optimizing our branch network, enhancing our presence in the small and medium-size company market and reinforcing certain lending products that should enable us to consolidate long-term relationships with our upper and middle-income individual customers, especially through payment channel usage (such as credit cards), installment loans and residential mortgage loans.  Similarly, we aspire to target lower-income individuals and microbusinesses by promoting payroll-deduction lending and attracting customers previously unattached to any bank through a basic array of services.

We firmly believe that there is room to grow in retail banking. Although Chile’s per capita GDP has increased fourfold over the last 27 years, banking penetration is still below that in developed countries, particularly in residential mortgage and consumer loans. In fact, as of December 31, 2016, the loan book of the Chilean banking industry (excluding operations of subsidiaries abroad) represented 84.3% of Chilean GDP.  As of the same date, mortgage and consumer loans represented 23.9% and 11.4%, respectively. On the other hand, according to the SBIF, as of December 31, 2016, we had market shares of 17.3% and 20.9% in residential mortgage loans and consumer loans, respectively, both behind the market leader. Given the fierce competition in the banking industry, in order to take advantage of these opportunities, we are continuously developing innovative products and services to diversify our revenue sources. Accordingly, we have strived to build comprehensive value offerings for our retail segment, prioritizing fee-based income.

Similarly, in our wholesale banking segment (which targets companies with annual sales over Ch$1,600 million), we aim to maintain a market-leading position in loans while growing profitably in a market that is characterized by low margins and fierce competition. We intend to accomplish these goals by increasing our cross-selling of non-lending products and services. For this reason, we are focused on improving our cash management services, enhancing our internet-based services, increasing the penetration of products designed by our treasury and money market operations segment, strengthening our presence in certain lending products such as leasing and factoring and promoting international businesses by taking advantage of the Global Connectivity Agreement we maintain with Citigroup and the specialized array of financial services offered by our subsidiaries, such as securities brokerage, mutual funds management and financial advisory in order to meet the needs of certain niches within this business segment. The success of our wholesale banking segment is critical to our ability to maintain sustainable growth in revenues, particularly in fee-based income. Thus, cross-selling is one of our main priorities in this segment.

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

•                  Main Achievements in 2016

(1)         New Remote Channels:  Internet-based Platform for Personal Banking and Mobile Applications

In line with our efforts over the last two years, we continued to develop new remote channels to satisfy consumer demand for modern and fast financial services. In 2016 we launched a new website for personal banking, which allows our customers to conduct most of the traditional banking transactions they would have normally executed at our branches. This launch required us to migrate more than 700,000 customers to this new system. In addition, we gave mass-market appeal to an online password-generating application for smartphones, called Mi Pass, which joined our already existing set of applications (including MiBanco, MiCuenta, MiPago, MiBeneficio and MiSeguro). Lastly, we developed a new online notification service that permits our individual clients to check purchases and withdrawals executed with their credit and debit cards through a pop-up message appearing on their mobile phones. As of December 31, 2016 there were more than 1.2 million downloads of our applications, of which MiPass accounted for approximately 130,000. As of the same date, MiPass had been used to carry out more than 20 million transactions.

(2)         Upgraded Value Offering for High-Income Customers

Following the trend of the past several years, in 2016, we continued to prioritize growth in middle and upper income segments in personal banking, based on our view of the local economy and the potential effects of the economic slowdown on the lower income segment’s payment capacity.  For this reason, during 2016 we strengthened our value offering to higher-income customers of Banco de Chile and Banco Edwards|Citi by

migrating more than 32,000 clients to the existing preferential service model. In addition, we opened four new specialty branches to serve this segment in regions outside Santiago while also creating a new business model called “Private Wealth Management” that allows us to provide high level financial services to approximately 1,200 high-income local families. To supplement this effort, we also launched a new advertising campaign intended to enhance the market positioning of the Banco Edwards|Citi brand name.

The above mentioned developments contributed to an increase in loan balances managed by our retail banking segment of approximately 8.6% in 2016 as compared to 2015.  More importantly, loans granted to upper and middle income customers grew by 9.0% on an annual basis.

(3)         Sustained Improvement in Service Quality

We are convinced that in a highly competitive industry such as the Chilean banking system, a customer-centric focus is critical to generating loyalty and creating long-term profitable relationships. We believe that our high service quality is a competitive strength that differentiates us from competitors and supports our long term strategy by responding to the preferences of our current and potential customers.  Accordingly, we strive to continuously improve our relationships with customers by developing commercial strategies aligned with their needs, as well as improving our response time and customer satisfaction indicators.

Consistent with this view, during 2016 we continued to improve customer satisfaction by enhancing our commitment to service quality. In this regard, we strived to reinforce this concept across the corporation by embracing new service quality standards and communicating them not only to commercial units but also to back- and middle-office areas. Furthermore, goals related to customer service were incorporated into the performance metrics of all of our employees by including a specific target for net promotion score. Similarly, we have continued to train our staff in specific methodologies and procedures for solving customer complaints and objections and have held customer experience workshops in order to reduce customer attrition and improve customer satisfaction when interacting with us. We also enhanced several processes by streamlining management documentation and form fulfilment to improve customer experience. These initiatives, together with diverse upgrades to distribution channels, such as our internet-based platform for personal banking and new mobile applications, contributed significantly to a reduction in our attrition rate from 6.5% in 2015 to 6.0% in 2016. All of the actions intended to improve our customer service quality allowed us to rank first among the main four Chilean banks, for the first time in our recent history, with a net promoter score index of 74.5%, according to a syndicated study performed by an independent provider under the request of the main Chilean banks.

(4)         Loyalty Program Enhancements

Transactional services, especially credit cards, constitute a crucial part of our value offering particularly for individual customers. We strongly believe that transactional services are an effective means to improve cross-selling and further penetrate current customers, two key elements to growing profitably in a highly competitive industry. For this reason, during 2016 we focused on improving benefits to our 1.6 million credit card account holders by widening strategic partnerships with various airlines and adding more alliances with local stores and several other products and service providers. In 2016 we entered a new partnership with Iberia airlines, which joined our existing alliances with Delta and Sky (local) airlines. These alliances allow our customers to redeem their credit card points (gained through credit card usage) to purchase flight tickets or miles at special prices.  As of December 31, 2016 approximately 28,300 customers had utilized benefits associated with airline services.

•                  Operating Efficiency and Productivity

We believe that efficiency and productivity are key competitive strengths that we have to maintain in order to sustain profitable growth. Accordingly, we aim to become a productive and efficiency-oriented organization in all business aspects by developing simple, effective, secure and low-cost processes while maintaining the tightest cost control in the industry.  We believe these elements will be increasingly important in our efforts to maintain high profitability ratios in a changing business environment that is under increasing regulatory focus. To accomplish these goals, we have invested in information technology and the development of simpler, more manageable, secure and modern business processes and platforms to attain faster response times and higher productivity.  We also continue to enhance our strategic development capabilities, increase our business scale, develop economies of scope by incorporating new financially related businesses, reinforce the productivity of our branch network, enhance our remote transactional channels, improve our credit processes, develop a higher level of automation in our internal processes and consolidate our cost control policy and monitoring procedures.

We are continuously developing and optimizing internal processes in order to reduce and manage our expenses. During 2016 we continued to enhance our IT infrastructure in order increase stability and efficiency for all of our customers. Over the last three years we invested a total of approximately Ch$80,800 million, in information technology, mainly software and hardware, as we believe this is one of the best ways to improve our service quality and operating efficiency while properly meeting customers’ needs, which are increasingly linked to IT services. For more information see Item 4. Information on the Company—Capital Expenditures.

•                  Main Achievements in 2016

(1)         First Stage of a New Commercial Platform with Customer-Centric Vision

During 2016 we developed diverse projects intended to improve the quality and responsiveness of back-office and front-office operating processes. We attained significant advancements while taking the first steps in the development of a new commercial platform, which is intended to be our main sales platform while becoming a comprehensive customer relationship management system, with a customer-centric vision. This system, called “Business Center” was launched in 2016 and some of its main components are already in place. For example, we have put into practice a “Time Deposits” module, which tailors offerings to individual customers and was available to more than 1,700 executive officers across our branch network as of December 31, 2016.

(2)         Optimization of Processes and Distribution Channels

In 2016 we implemented new workflow procedures and information technology to digitize information, documentation and processes in order to make our operations faster and reduce operational risk. In our efforts to become a paperless bank, approximately 85% of monthly bank bills were sent to our customers by email in 2016, which compares favorably to 61% in 2015.

We also implemented equipment and infrastructure enhancements to count and classify cash held in treasury while also creating a new model for the centralized management of cash held by the bank, which will optimize cash allocation to our branches and ATMs.

Lastly, as requested by the Chilean government, we have continued to renew our ATMs network by replacing older devices with new ATMs with more sophisticated and stable technology. Similarly, we have reinforced the infrastructure and security standards for ATMs located within our branches and —more importantly— for those placed in convenience stores and public places. As of December 31, 2016 we had replaced 96% of our total ATMs with new devices while improving the uptime from 97% in 2015 to 98% in 2016.

(3)         Benefiting from Integration and Synergies between Us and Our Subsidiaries

Until 2016, we had a specialized subsidiary that provided credit pre-evaluation services to the Bank and, as applicable, to the rest of our subsidiaries, including pre-assessment and searching for new customers. In December 2016, however, we took the first step in optimizing our entire selling process and channels by merging our former credit pre-evaluation subsidiary (Promarket S.A.) into the Bank. For more information see Item 4. Information on the Company—Principal Business Activities—Operations through Subsidiaries.

As a result of the initiatives mentioned above, our efficiency ratio, measured as consolidated operating expenses over consolidated operating revenues, has maintained stable and suitable levels over the last three years.  During 2014, 2015 and 2016, our efficiency ratio was 43.8%, 43.7% and 45.8%, respectively. Based on information published by the SBIF, under Chilean GAAP, as of December 31, 2016 we ranked first in terms of efficiency within the local banking industry.

•                  Commitment to Chile

Banco de Chile is committed to the progress of Chile and development of its individuals and companies by providing innovative tools that contribute to improve their quality of life. In this regard, we firmly believe that modern companies need to create effective mechanisms to build positive connections with all of their stakeholders and the society in which they carry out their business activities. This has become increasingly important in the midst of societal changes in Chile and worldwide.

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

We also believe that our human resources are a crucial element in reaching our long-term goals.  In order to consolidate profitable growth, achieve high standards of service quality, attain operating efficiency and maintain a commitment to the country over the long run, we must have a motivated and highly qualified workforce committed to our corporate values. Accordingly, we strive to develop a distinctive culture among our employees by promoting:  (i) a clear focus on the customer, (ii) confidence and responsibility, (iii) leadership and empowerment, (iv) collaboration and teamwork and (v) innovation and continuous improvement.

•                  Main Achievements in 2016

(1)         Entrepreneurship Support

During 2016, we continued to support diverse social endeavors by collaborating with “Desafío Levantemos Chile”, which is a non-profit organization that aims to promote entrepreneurship throughout Chile and especially within lower income segments. Based on this partnership, we assist people and microbusiness affected by natural disasters occurred in Chile by donating both monetary and non-monetary resources to help re-establish entrepreneurs’ and families’ working capacity. For example, in 2016, central Chile was significantly damaged by catastrophic wildfires that lasted over two months. As a result, together with “Desafío Levantemos Chile” and “Chilevision” (a local broadcasting company), Banco de Chile supported a national campaign to raise funds for affected people.

Furthermore, we undertook the first “Entrepreneur Challenge Contest”, which was a joint venture between Banco de Chile and “Desafío Levantemos Chile”, sponsored by the National Development Agency (Corfo). This nationwide contest was intended to promote those initiatives that incorporate social factors as drivers of entrepreneurship rather than only maximizing earnings. Thus, we convened microentrepreneurs who incorporate a social and sustainable vision as part of their business activities through creativity and innovation. We selected approximately 300 ideas out of 16,000 entries in the contest, of which the five most innovative business concepts were rewarded.

(2)         Disability Inclusion

Our commitment to disabled people is permanent. We have been supporting Teleton Foundation for almost 40 years since its establishment, supporting disabled athletes and artists. During 2016 we worked alongside Teleton for its annual fund-raising campaign by putting our nationwide distribution network including branches, ATMs, internet-based platforms and mobile applications for smartphones, in addition to other technological resources at Teleton’s disposal. At the same time, we also made an important monetary donation.

During 2016 we also embraced an Inclusion Policy, which is intended to improve our knowledge of physical disability and develop higher sensitivity concerning the treatment of handicapped people. We believe this is the first step to improve the service we render to customers who experience this reality while providing our disabled employees with supportive workplace conditions and benefits. During 2016 we held diverse workshops with portions of our employees and senior management in order to increase their sensitivity to this issue.

(3)         Financial Literacy Initiatives

With the aim of improving the quality of life of people and supporting microentrepreneus in their ventures, we held several workshops across the country, together with the Financial Literacy Program promoted by the SBIF. The main objective of this program is to motivate people to change their consumption behavior, when necessary.

Thus, we provide them with specific information and knowledge intended to improve their economic situation by promoting savings and avoiding over-borrowing.

During 2016, through CrediChile, we held diverse on-site workshops attended by approximately 3,300 people throughout the country. We supplemented these activities with e-learning programs to train approximately 63,000 individuals and entrepreneurs.

(4)         Other Initiatives

We continued to make charitable contributions to improve the quality of education across lower income segments through Astoreca Foundation. During 2016 approximately 2,600 students benefited from this program.

We also seek to remain one of the most respected employers in Chile. For this reason, we continue to strengthen our connection to our employees in order to align corporate values and goals with their career development and personal goals. In this regard, we have continued to focus on developing leadership capabilities and overall technical skills through approximately 800 training activities that were attended by approximately 9,000 employees. We believe these initiatives are aligned with our strategy and the professional development that our team aspires to achieve. Also, we have reinforced our commitment to the wellness of our employees through the “BiciChile Program”, which provides our staff located in the city center with bicycle parking racks.

Ownership Structure(1)

The following diagram shows our ownership structure as of April 21, 2017:

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

The information related to our business segments presented in this section has been prepared in accordance with our internal reporting policies.  See “Item 5.  Operating and Financial Review and Prospects—Operating Results—Results of Operations for the Years Ended December 31, 2014, 2015 and 2016—Business Segments” and “Item 5.  Operating and Financial Review and Prospects—Operating Results—Results of Operations for the Years Ended December 31, 2014, 2015 and 2016—Summary of Differences between Internal Reporting Policies and IFRS” for a description of the most significant differences between our internal reporting policies and IFRS.

The following table sets forth information on the composition of our loan portfolio and our consolidated income before income tax in accordance with our internal reporting policies for the year ended December 31, 2016, allocated among our principal business segments:

	For the Year Ended December 31, 2016
	Total Loans		Income before Income Tax(1)
	(in millions of Ch$, except percentages)
BANK’S INTERNAL REPORTING POLICIES:
Retail market	14,725,127	58.0%	306,295
Wholesale market	10,642,700	41.9%	262,431
Treasury and money market operations	—	—	38,976
Operations through subsidiaries	17,707	0.1%	33,587
Other (adjustments and eliminations)	—	—	—
Total	25,385,534	100.00%	641,289

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

The following table sets forth our consolidated operating revenues in accordance with our internal reporting policies, allocated among our principal business segments, for the years indicated:

	For the Year Ended December 31,
	2014		2015		2016
	(in millions of Ch$)
BANK’S INTERNAL REPORTING POLICIES:
Retail market	Ch$	1,006,724	Ch$	1,022,586	Ch$	1,136,506
Wholesale market	480,051		464,497		425,221
Treasury and money market operations	47,051		36,134		44,447
Operations through subsidiaries	121,779		134,395		140,969
Other (adjustments and eliminations)	(9,203)		(11,257)		(12,349)
Total Operating Revenues	Ch$	1,646,402	Ch$	1,646,355	Ch$	1,734,794

The following table sets forth a geographic market breakdown of our operating revenues in accordance with our internal reporting policies, for the years indicated:

	For the Year Ended December 31,
	2014		2015		2016
	(in millions of Ch$)
BANK’S INTERNAL REPORTING POLICIES:
Chile	Ch$	1,655,605	Ch$	1,657,612	Ch$	1,747,143
Banking operations	1,533,826		1,523,217		1,606,174
Operations through subsidiaries	121,779		134,395		140,969
Foreign operations	—		—		—
Operations through subsidiaries	—		—		—
Other (adjustments and eliminations)	(9,203)		(11,257)		(12,349)
Total Operating Revenues	Ch$	1,646,402	Ch$	1,646,355	Ch$	1,734,794

Retail Banking Segment

Our retail banking segment serves the financial needs of individuals and small and medium sized companies through our branch network.  As of December 30, 2016, our retail banking segment managed 298 branches operating under our “Banco de Chile” and “Banco Edwards|Citi” brand names and 124 branches within the “Banco CrediChile” network.  As of December 31, 2016, loans granted by our retail banking segment amounted to Ch$14,725,127 million and represented 58.0% of our total loans as of the same date.

In terms of composition, as set forth in the following table, as of December 31, 2016 our retail segment’s loan portfolio was principally focused on residential mortgage loans, which represented 46.9% of the segment’s loan book.  The remaining loans were distributed between consumer (27.0%) and commercial loans (26.1%).

	As of December 31, 2016
	(in millions of Ch$, except percentages)
BANK’S INTERNAL REPORTING POLICIES:
Commercial loans	Ch$	3,845,099	26.1%
Residential mortgage loans	6,911,347		46.9
Consumer loans	3,968,681		27.0
Total	Ch$	14,725,127	100.0%

We serve the retail market through two different and specialized divisions:  (i) the Individual and SME Division and (ii) the Consumer Finance Division (or Banco CrediChile).

Individual and SME Division

The Individual and SME Division is responsible for offering financial services to individuals with monthly incomes over Ch$500,000 (or Ch$ 6.0 million per year) and to small and medium sized companies with annual sales of up to approximately Ch$1,600 million.  This division manages the portion of our branch network operating under the brand names “Banco de Chile” and “Banco Edwards Citi” and had 298 branches as of December 31, 2016.

The strategy followed by the Individual and SME Division is mainly focused on sub segmentation, multi brand positioning, cross sell of lending and non-lending products and service quality based on customized service models for specific customer needs.  Also, loyalty programs have been increasingly incorporated into our commercial targets for each sub segment and they have enabled us to increase the use of our credit cards and our fee-based income.  In addition, the division’s operations count on the support of specialized call centers, mobile and internet banking services, along with a wide range of management tools that allow us to measure returns, the performance of cross sold products and the effectiveness of marketing campaigns.

During 2016, the Individual and SME Division continued its focus on profitable growth while developing new business solutions for individual and SME banking in order to improve customer proximity and loyalty. For example, during 2016 we enhanced the service model provided to high income individual customers. In this regard, approximately 32,000 customers were migrated from a standardized service model to our existing preferential model. This initiative was enhanced by the implementation of four new specialty branches serving this sub-segment. Similarly, we set up a new service model for premium customers, called “Private Wealth Management”, which will allow us to render high quality service to more than 1,200 high-income families. We also reinforced our loyalty program associated with the credit card business by adding a new strategic partner to the bundle of already existing partners. In 2016 we entered a new partnership with Iberia airlines, which joined our existing alliances with Delta and Sky (local) airlines. These alliances allow our customers to redeem their credit card points (gained through credit card usage) to purchase flight tickets or miles at special prices.  As of December 31, 2016 approximately 28,300 customers had utilized benefits associated with airline services. Lastly, we continue to focus on internet-based and mobile banking to experience the benefits of a multi-channel approach. Accordingly, in 2016 we launched a new website for personal banking, which allows our customers to conduct most of the traditional banking transactions they would have normally executed at our branches. As of December 31, 2016 we had migrated approximately 700,000 customers to this new platform. In addition, mobile banking remained one of our main goals. During 2016 we gave mass-market appeal to MiPass, which is a virtual password-generating application. This new application combined with our already existing applications, MiBanco, MiPago, MiBeneficio, MiCuenta and MiSeguro, will allow our customers to complete various banking transactions through their mobile phones, including paying bills, carrying out electronic money transfers and enrolling in and managing insurance policies offered by our insurance brokerage subsidiary. We believe that comprehensive value offerings are crucial to both improving customer experience and attracting new customers. In this regard, 2016 was a record year for this division, which attracted 88,000 new customers or current account holders.

As of December 31, 2016, the Individual and SME Division served 948,159 individual customers (hereafter “customer” should be understood as the sum of individuals and companies holding and using at least one or a combination of the following products:  a loan, a current account, a credit card or a demand account) and 113,906 small and medium sized Chilean companies.  This customer base resulted jointly in total loans granted to 786,358 borrowers, which included 116,719 residential mortgage loans debtors, 100,831 commercial loan debtors, 415,585 utilized lines of credit and 348,936 installment loans.  As of the same date, the Individual and SME Division held 805,994 current accounts, 126,917 savings accounts and 255,163 time deposits.

As of December 31, 2016, loans granted by the Individual and SME Division amounted to Ch$13,916,341 million, which represented 54.8% and 94.5% of our total loans and loans granted by our retail market segment, respectively, as a whole.  The following table sets forth a breakdown of the unit’s loan portfolio by lending product in accordance with our internal reporting policies, as of December 31, 2016:

	As of December 31, 2016
	(in millions of Ch$, except percentages)
BANK’S INTERNAL REPORTING POLICIES:
Commercial loans
Commercial credits	Ch$	3,108,261	22.3%
Leasing contracts	410,901		3.0
Other loans	292,903		2.1
Total Commercial Loans	3,812,065		27.4
Residential Mortgage Loans	6,837,800		49.1
Consumer Loans
Installment loans	1,869,670		13.4
Credit cards	1,068,066		7.7
Lines of credit and other loans	328,740		2.4
Total Consumer Loans	3,266,476		23.5
Total	Ch$	13,916,341	100.0%

We offer a variety of financial services to individuals and small and medium-sized companies, directly through the Individual and SME Division or indirectly through our subsidiaries, such as current accounts, automatic bill payment, debit cards, credit cards, revolving credit lines, residential mortgage loans, consumer loans, commercial loans, mortgage loans for general purposes, leasing agreements, factoring services, mutual funds management and stock brokerage, trade finance, payments and collections, insurance brokerage (which includes life and casualty insurance), savings instruments and foreign currency services.

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

As of December 31, 2016, we had Ch$ 3,266,476 million in installment loans granted by our Individual and SME Division, which accounted for 82.3% of the retail market business segment’s consumer loans.  Most of these installment loans are denominated in Chilean pesos and are payable monthly.

Residential Mortgage Loans

As of December 31, 2016, we had outstanding residential mortgage loans of Ch$6,920,186 million (under Internal Reporting Policies considering the Bank as a whole), which represented 27.3% of our total loan book as of the same date.  According to information published by the SBIF, as of December 31, 2016, we were Chile’s second largest private sector bank in terms of year-end mortgage loans balances, accounting for approximately 17.3% of mortgage loans granted by the Chilean banking industry, excluding operations of banks’ subsidiaries operating abroad.

Our residential mortgage loans are generally denominated in UF and have maturities ranging from five to 30 years.  As of December 31, 2016, the average residual maturity of our residential mortgage loan portfolio was 16.8 years.  Originally, we funded our residential mortgage loans through the issuance of mortgage finance bonds, which are recourse obligations only to us with payment terms that are matched to the residential loans.  Also, the mortgage finance bonds bear real market interest rates plus a fixed spread over the variable rate of the UF, which permits us to reduce our exposure to interest rate fluctuations and inflation.  Chilean banking regulations allow us to finance up to 100% of a residential mortgage loan with mortgage finance bonds, based on the purchase price of the property securing the loan or the appraised value of such property.  In addition, we generally require that the monthly payments on a residential mortgage loan not exceed 25% of the borrower’s household after tax monthly income, when the customer belongs to the low income population segment.  However, that limit may be adjusted for the middle and high income population segments.

Over the last decade, we have also promoted the expansion of Mutuos Hipotecarios, a mortgage lending product, which is not financed by mortgage finance bonds, but instead through our general funds. As of December 31, 2016, our residential mortgage loan portfolio was principally composed of Mutuos Hipotecarios, as customers have preferred them due to their flexibility and simplicity (for instance the interest rate is known in advance by the customer, which is not the case of mortgage finance bonds that are traded in the secondary market and, therefore, subject to discounts), as they permit financing of up to 100% of the properties purchase price and are easier to prepay.

The following table sets forth the composition of our residential mortgage loan portfolio by product type:

	As of December 31, 2016
	(in millions of Ch$, except percentages)
BANK’S INTERNAL REPORTING POLICIES:
Secured Residential Mortgage Loans(1)
Loans financed with Mortgage Bonds	Ch$	40,229	0.6%
Mutuos Hipotecarios	6,879,957		99.4
Total Secured Residential Mortgage Loans	6,920,186		100.0%

(1)         Corresponds to the Bank’s total secured residential mortgage loans and not only those associated with the Individual and SME Division of the Commercial Division.

As shown above, as of December 31, 2016 residential mortgage loans related to Mutuos Hipotecarios represented 99.4% of our total residential mortgage loan portfolio, while the remaining 0.6% corresponded to mortgage loans financed with Mortgage Bonds.  As of the same date, the Mutuos Hipotecarios portfolio had an average origination period of 4.8 years (the period from the date when the loans were granted to the specified date) and just 0.9% of these loans were granted by CrediChile.  Conversely, as of December 31, 2016 loans financed with Mortgage Bonds had an average origination period of 15.2 years (the period from the date when the loans were granted) and 22.7% of these loans were granted by CrediChile.  In terms of credit risk, in 2016, loans related to Mutuos Hipotecarios, as well as those financed with Mortgage Bonds, had low gross (before recoveries) credit risk ratios of 0.04% and 0.29%, respectively.  The difference between both ratios is explained by the previously mentioned factors, particularly by the average origination period, and also by the Bank’s stricter requirements to grant Mutuos Hipotecarios.  It is important to mention that the residential mortgage loan portfolio financed with Mortgage Bonds is annually decreasing in amount and as a proportion of the total residential mortgage loan portfolio because it is composed of old loans and the instrument is no longer used by customers that prefer Mutuos Hipotecarios.  Accordingly, the portfolio of residential mortgage loans financed with Mortgage Bonds is expected to have increasing gross credit risk ratios over time until its expiration, because the portion of non-performing loans becomes higher as long as responsible borrowers terminate their liability with the bank.

Regarding Mortgage Bonds that finance residential mortgage loans, the Bank is solely responsible for the payment of the Mortgage Bond obligation to the mortgage bond holders, regardless of the payment behavior of the residential mortgage borrower.  Accordingly, in the ordinary course of business, none of our residential mortgage loans serves as a guarantee or collateral for our mortgage bonds.

For those loans that finance a higher portion of the property appraised value, we demand that customers comply with stricter requirements, which are verified during the credit assessment stage.  These requirements are related to:  (i) the history of the relationship between the Bank and the customer (new or current client), (ii) credit risk scores, (iii) monthly income, (iv) type of job (employed or self-employed) and (v) years employed.  In order to illustrate the above mentioned, the table below sets forth an example of requirements for residential mortgage loans that finance up to 80% and more than 80% of the property value, with a common term and granted to employed as well as self-employed new customers.

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

During 2016, 0.7% of the residential mortgage loans granted to our customers financed between 90% and 100% of the property value.  Similarly, during 2016, loans financing between 75% and 90% of the property appraised value represented 44.3% of these loans, loans financing between 50% and 75% of the property value represented 43.1% of these loans, and loans financing less than 50% of the property value represented 12.0% of these loans.  It is important to mention that during 2016, and according to our prudent risk approach, we continued tightening our credit granting policy for residential mortgage loans by restricting the loan financing limit as a percentage of the property’s value from 90% to 80%, although higher financing may be granted to older customers within specific segments.  This explains the decrease in the share of residential mortgage loans that financed between 90% and 100% of the property value from 27.8% in 2014 to 14.9% in 2015 and 0.7% in 2016.

An additional feature of our mortgage loans is that mortgaged property typically secures all of the mortgagor’s credit with us, including installment loans and due balances associated with credit cards and credit lines.  Our total amount of loans secured by real estate guarantees, their loan to value (LTV) ratio and their relative share in our total loan portfolio, as of December 31, 2016, are depicted in the table below:

	As of December 31, 2016
	Outstanding Balance	LTV(2)(3)	% of Bank’s Total Loans
	(in millions of Ch$, except percentages)
BANK’S INTERNAL REPORTING POLICIES:
Secured Loans(1)
Residential Mortgage Loans	6,920,186	67.5%	27.3%
Other than mortgage loans	831,725	25.0	3.3
Total Secured Loans	7,751,911	75.7%	30.6%

(1)         Corresponds to the Bank’s total secured loans and not only those associated with the Individual and SME Division.

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

In addition, the following table sets forth the composition of the other-than-mortgage loans secured by real estate guarantees:

	As of December 31, 2016
	(in millions of Ch$, except percentages)
BANK’S INTERNAL REPORTING POLICIES:
Secured Other-than-Mortgage Loans(1)
Consumer Loans	519,284	62.4%
Credit Cards	239,269	28.8
Credit Lines	73,172	8.8
Total Secured Other-than-Mortgage Loans	831,725	100.0%

(1)         Corresponds to the Bank’s total secured Other-than-Mortgage Loans and not only those associated with the Commercial Division (Individual and SME Banking).

Unlike in other countries, in addition to the specific legal rights afforded by the mortgage loan (including foreclosure rights), the Bank may collect the pending balance of the mortgage loan over other assets of the mortgage debtor based on certain legal liens provided by law (derecho de prenda general).  Regarding the foreclosure processes, as permitted by Chilean regulations we may write-off secured loans (such as residential mortgage loans) the earlier of 48 months from the date the loans become overdue and once we have made all efforts for recovering the past-due loans without success.  This applies to residential mortgage loans financed with mortgage finance bonds as well as for Mutuos Hipotecarios.  Our foreclosure processes comply with the procedures specified by Chilean regulation.  However, as we strive to continuously improve our collection processes, we have achieved average terms of 31 months for foreclosures associated with residential mortgage loans.

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

Credit Cards

As of December 31, 2016, we issued both individual and corporate Visa and MasterCard credit cards. In addition to traditional credit cards, our portfolio also includes co-branded cards.  As of December 31, 2016, we had two loyalty programs or cobranding agreements, namely “Travel Club” and “Entel Visa”. Credit cards issued under these cobranding agreements supplemented the credit cards that we issued under the brand names Banco de Chile, Banco Edwards|Citi and Banco CrediChile. In addition, as of December 31, 2016, we offered seven types of credit cards, targeting diverse types of segments and encompassing different benefits, including: Visa Infinite, MasterCard Black, Visa Signature, Visa Platinum, MasterCard Platinum, Visa Dorada, MasterCard Dorada, Visa Internacional, MasterCard Internacional, Visa Entel Estandar, Visa Entel Signature and MasterCard Universal.

Two of our affiliates, Transbank S.A. and Nexus S.A., provide us with merchant acquisition and credit card processing services.  As of December 31, 2016, Transbank S.A. had 12 shareholders (including us) and Nexus S.A. had seven shareholders (including us), all of which were banks. As of the same date, our equity ownership in Transbank S.A. was 26.16% and our equity ownership in Nexus S.A. was 25.81%.

As of December 31, 2016, we had 1,600,028 valid credit card accounts, with 1,824,404 credit cards issued to individuals and small and medium sized companies (including credit cards issued by CrediChile).  Total charges on our credit cards during 2016 amounted to approximately Ch$3,671,273 million, with Ch$3,103,361 million corresponding to purchases in Chile and abroad and Ch$567,912 million corresponding to cash withdrawals both within Chile and abroad.  The amount of purchases made by our customers in Chile (which include charges associated with credit cards issued by CrediChile) accounted for 21.0% of the total purchase volume of banks’ credit cards in Chile in 2016, according to statistics provided by Transbank S.A.

As of December 31, 2016, our credit card loans to individuals and small and medium sized companies amounted to Ch$1,068,066 million and represented 26.9% of our retail market business segment’s consumer loans.

We believe that the Chilean market for credit cards has a high growth potential, especially among lower and middle income customer segments, as the average merchant fees should continue to decline due to increasing competition from other banks that operate in Chile, as well as large department stores and other non-banking competitors that are involved in the issuance of credit cards.  As a result, we strive to develop customized commercial strategies to reinforce this payment channel by applying business intelligence tools that enable us to satisfy the needs of our diverse customer base.  Based on this strategy, in 2016, our stock of credit cards increased by approximately 99,982 in number of credit cards issued and by 56,950 in number of credit card accounts opened as compared to 2015.

Commercial Credits

Commercial loans granted by our Individual and SME Division mainly consist of project financing and working capital loans granted to small and medium sized companies, which are denominated in Chilean pesos, UF and U.S. dollars and may bear fixed or variable rates of interest and generally mature between one and three months.  As of December 31, 2016, our Individual and SME Division had outstanding commercial loans of Ch$3,108,261 million, representing 21.1% of the retail banking segment’s total loans and 12.2% of our total loans as of the same date.

Leasing Contracts

Leasing contracts are financial leases for capital equipment and property.  Leasing contracts may bear fixed or variable interest rates and they generally have terms that range from one to five years for equipment and from five to 20 years for properties.  Most of these contracts are denominated in UF.  As of December 31, 2016, our Individual and SME Division had outstanding leasing contracts of Ch$410,901 million, representing 2.8% of the retail banking segment’s total loans and 1.6% of our total loans as of the same date.

Non-Residential Mortgage Loans

Non-residential mortgage loans granted to individuals and small and medium sized companies are loans intended to finance the acquisition of offices, land, facilities and other real estate assets.  Non-residential mortgage loans are denominated in UF and generally have maturities between eight and 12 years.  As of December 31, 2016, our Individual and SME Division had non-residential mortgage loans of approximately Ch$15,296 million, representing 0.1% of the retail banking segment’s total loans and 0.06% of our total loans as of the same date.

Debit Cards

We offer different types of debit cards to our customers.  Depending on their specifications, these cards can be used for banking transactions at ATMs that operate on the local network provided by Redbanc and the local network of merchants participating in the local Redcompra debit program. Also, our debit cards can be used internationally through the Visa International PLUS network or the international network of merchants associated with the Electron program. We name these debit cards depending on the card’s specific features and the link between the brand and target market which they serve.  During 2016, we offered the following debit cards: Infinite, Signature, Platinum, Standard and debit cards for companies.  As of December 31, 2016, according to monthly statistics provided by Transbank S.A., the Individual and SME Division held a 12.8% market share of debit card transactions (not including debit cards issued by Banco CrediChile, as those are reported under our Consumer Finance Division), which corresponds to approximately 98 million transactions throughout the year.

Lines of Credit

As of December 31, 2016 the Individual and SME Division had approximately 696,896 approved lines of credit to individual customers and small and medium sized companies.  Also, the unit had outstanding advances to 415,585 individual customers and small and medium sized companies that totaled Ch$328,137 million, or 2.2% of the retail banking segment’s total loans and 1.3 % of our total loans.

Our lines of credit for individual customers are generally available on a revolving basis, up to an approved credit limit, and may be used for any purpose.  Advances under lines of credit are denominated in Chilean pesos and bear an interest rate that is set monthly.

Deposit Products

We strategically offer deposit products to increase our deposit-taking activities as a means of diversifying our sources of funding.  We believe that the deposits of our individual customers provide us with a relatively low-cost, stable source of funding, as well as an opportunity to cross-market our other products and services.  In this regard, we offer current accounts, time deposits and savings accounts to our individual customers.  Current accounts are Chilean peso-denominated and the majority bear no interest (approximately 0.08% or 646 of our total current accounts are interest-bearing), and savings accounts are denominated in UF and bear a fixed-interest rate.  Time deposits may be denominated in Chilean pesos, UF and U.S. dollars and most bear interest at a fixed rate with terms that range between seven to 360 days.

While demand has historically been focused on UF-denominated deposits during periods of high inflation, demand for Chilean peso-denominated deposits has increased in recent years as a consequence of lower and more stable inflation rates in Chile.  This trend also occurred during the financial crisis of 2008 and 2009, when we benefited from a flight-to-quality effect.  In fact, amid the high volatility and low interest rates observed in the financial markets throughout 2008 and 2009 (in line with monetary stimulus undertaken by central banks worldwide) customers increasingly deposited their funds in our current accounts, particularly those denominated in Chilean pesos, as they preferred liquidity to investing in products with low profitability. A similar phenomenon has taken place over the last three years as a result of the Central Bank’s monetary stimulus plan in response to Chile’s economic slowdown towards the end of 2013. Hence, as low interest rates have prevailed in Chile during 2014, 2015 and 2016, interest rates paid on Chilean peso-denominated saving accounts and time deposits have remained low. This trend encouraged investors to opt for current accounts over interest-bearing deposits. As a result, according to our management information system, annual average balances of current accounts and demand deposits managed by our Individual and SME Division increased by 17.6% and 10.4% in 2015 and 2016, respectively.

Consumer Finance Division (Banco CrediChile)

The Consumer Finance Division provides loans and other financial services to low and middle income segments (individuals whose monthly incomes range from Ch$180,000 to Ch$ 500,000), which historically have only been partially served by financial institutions.  Also, our Consumer Finance Division serves micro businesses.  Banco CrediChile represents an alternative delivery channel for our products and services to these segments, maintaining a separate brand supported by a network of 124 Banco CrediChile branches as of December 31, 2016.  Banco CrediChile was established in 2004 from what was formerly our consumer banking division.  During 2008, Banco CrediChile was merged with the consumer division of Citibank Chile (Corporación Financiera Atlas S.A.) as a consequence of our merger with Citibank Chile.

Banco CrediChile offers its customers a variety of banking products, such as consumer loans, credit cards, residential mortgage loans and a demand deposit account (see “—CuentaChile Demand Accounts”) targeted at lower income customers.  As of December 31, 2016, Banco CrediChile had 895,823 customers and total loans outstanding that amounted to Ch$808,786 million, representing 3.2 % of our total loans outstanding as of the same date.

The following table sets forth the composition of Banco CrediChile’s loan portfolio in accordance with our internal reporting policies, as of December 31, 2016:

	As of December 31, 2016
	(in millions of Ch$, except percentages)
BANK’S INTERNAL REPORTING POLICIES:
Consumer loans
Installment loans	617,405	76.3%
Credit cards	84,607	10.5
Lines of credit and other consumer loans	193	0.0
Total consumer loans	702,205	86.8
Residential mortgage loans	73,547	9.1
Commercial loans	33,034	4.1
Total	808,786	100.0%

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

During 2016, Banco CrediChile continued to enhance these service models in order to penetrate those segments by offering innovative banking solutions.  As of December 31, 2016, Banco CrediChile had 2,374 ‘CajaChile’ locations at various convenience stores located throughout geographically and/or socially isolated areas.  Through these networks, CrediChile provides its customers with a basic array of financial services including bill payments, deposits, installments loan payments and cash withdrawals.  As of the same date, commercial loans granted to microbusinesses accounted for approximately Ch$33,034 million, associated with nearly 56,000 customers. Given the constrained business expansion in light of the slowdown in the Chilean economy, during 2016, Banco CrediChile focused on operational efficiency, productivity and cost control. Accordingly, CrediChile continued to enhance its value offerings through remote contact channels such as internet-based services and mobile banking applications in order to reduce operations in on-site branches. As a result we were able to optimize CrediChile’s branch network by starting the closing process of some locations in 2016. Due to this strategy, CrediChile reached approximately 170,000 mobile banking users.  In addition, throughout 2016, Banco CrediChile continued to promote “CuentaChile” by adding new benefits for users to enhance loyalty among its customers. Banco CrediChile also widened its customer base by adding approximately 142,000 new payroll payment accounts and approximately 60,000 agreements for payroll credits.

Banco CrediChile employs a specific credit scoring system, developed by our corporate risk division, as well as other criteria to evaluate and monitor credit risk.  Thus, in order to ensure the quality of its loan portfolio, Banco CrediChile adheres to our general loan origination procedures, particularly with regard to the use of our credit scoring system and credit management policies, including the use of credit bureaus and the services of the SBIF.  In addition, Banco CrediChile carries out rigorous procedures for the collection of past-due loans through Socofin S.A., our specialized collection subsidiary.  We believe that we have suitable procedures and infrastructure in place to manage the risk exposure of Banco CrediChile.  These procedures allow us to take advantage of the attractive growth and earnings potential of this market segment while at the same time managing our exposure to a higher risk segment.  See “Item 3.  Key Information—Risk Factors—Risks Relating to our Operations and the Chilean Banking

Industry—The growth of our loan portfolio may expose us to increased loan losses” and “Item 3.  Key Information—Risk Factors—Risks Relating to our Operations and the Chilean Banking Industry—Our loan portfolio may not continue to grow at the same or similar rate.”

Consumer Lending

Banco CrediChile provides short to medium term consumer loans and credit card services.  As of December 31, 2016, Banco CrediChile had approximately 264,286 consumer loan debtors related to installment loans amounting to Ch$617,405 million. As of the same date, Banco CrediChile had outstanding loan balances related to credit cards of Ch$84,607 million.

CuentaChile Demand Accounts

Banco CrediChile launched CuentaChile Demand Accounts in 2014, offering its customers a deposit product that is flexible and easy to use.  This product allows us to tap into a section of the consumer market that otherwise would not be able to access and participate in the banking system because of its risk profile.  The CuentaChile Demand Account is a non-interest bearing demand deposit account without checking privileges that targets customers who want a secure and comfortable means of managing and accessing their money.  Customers holding this account may use an ATM card linked to their CuentaChile Demand Account to make deposits or automatic payments to other Banco CrediChile accounts through a network of 7,622 ATMs available through the Redbanc network as of December 31, 2016.  CuentaChile Demand Account holders may execute transactions in all CrediChile branches and carry out basic banking operations in the CajaChile’s nationwide network, which is present in most Chilean regions and communities.  CuentaChile Demand Account holders are entitled to make use of internet-based banking platforms and mobile applications provided by Banco CrediChile while also receiving electronic money transfers and benefiting from diverse loyalty programs designed by Banco CrediChile, under the Cuenta Chile Club, which include discounts and special offers for a wide array of stores and services. Banco CrediChile previously offered its customers traditional demand accounts (each known as a CrediChile Demand Account) that entitled its holders to receive payroll deposits, withdraw money from ATMs and perform basic purchasing transactions.  The CuentaChile Demand Account replaced and improved the former product offered by CrediChile by adding further benefits to its holders.

As of December 31, 2016, Banco CrediChile had approximately 568,373 active CuentaChile Demand accounts.  Holders of these accounts pay an annual fee, based on the number of withdrawals on the account line of credit and interest on any outstanding balance under the line of credit.  All fees and interest due on a CuentaChile Demand Account are withdrawn automatically on a monthly basis from funds available in the account.  In addition, CuentaChile Demand Accounts allow us to offer our wholesale customers the ability to pay their employees by direct deposit of funds sent to the individual employee’s account at Banco CrediChile, thereby increasing the potential for stronger long term relationships with our wholesale customers and their employees.

Wholesale Banking Segment

Our wholesale banking segment serves the needs of corporate customers.  In 2016, this business segment recorded annual operating revenues of approximately Ch$425,221 million, which represented 24.5% of our total operating revenues.  Also, for the year ended December 31, 2016 this segment recorded an income before income tax of Ch$262,431 million, which represented 40.9% of our consolidated income before income tax.  As of December 31, 2016, loans granted by this business segment amounted to Ch$10,642,700 million and represented 41.9% of our total loan portfolio.

The following table sets forth the composition of our portfolio of loans to the wholesale market in accordance with our internal reporting policies, as of December 31, 2016:

	As of December 31, 2016
	(in millions of Ch$, except percentages)
BANK’S INTERNAL REPORTING POLICIES:
Commercial credits	Ch$	7,916,161	74.4%
Foreign trade loans	1,191,233		11.2
Leasing loans	940,211		8.8
Factoring loans	431,382		4.1
Other loans	163,713		1.5
Total	Ch$	10,642,700	100.0%

As of December 31, 2016, we had 9,629 debtors out of a total of 19,925 wholesale customers.  Our wholesale customers are engaged in a wide range of economic sectors.  As of December 31, 2016, loans granted by our wholesale banking segment were mainly related to:

•                  financial services (approximately 24.8% of all loans granted by this business segment);

•                  manufacturing (approximately 15.1% of all loans granted by this business segment);

•                  construction (approximately 13.5% of all loans granted by this business segment);

•                  commerce and trade (approximately 13.2% of all loans granted by this business segment);

•                  communication and transportation (approximately 12.8% of all loans granted by this business segment);

•                  agriculture, forestry and fishing (approximately 5.0% of all loans granted by this business segment);

•                  utilities (approximately 4.7% of all loans granted by this business segment);

•                  community, social and personal services (approximately 4.3% of all loans granted by this business segment); and

•                  mining (approximately 1.8% of all loans granted by this business segment).

In line with our strategy of identifying and differentiating market segments in order to provide improved value propositions for a diversified customer base, three of our divisions provide our wholesale customer base with banking and financial products and services:  (i) the Corporate Division and (ii) the Large Companies and Real Estate Division and (iii) the Special Businesses Division.

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

As of December 31, 2016, we had 939 corporations as debtors out of a total of 2,905 customers in our Corporate Division. Also, this division managed total outstanding loans of Ch$3,865,677 million, which represented 15.2% of our total loan book as of the same date.

The following table sets forth the composition of our Corporate Division’s loan portfolio in accordance with our internal reporting policies, as of December 31, 2016:

	As of December 31, 2016
	(in millions of Ch$, except percentages)
BANK’S INTERNAL REPORTING POLICIES:
Commercial credits	Ch$	3,198,951	82.8%
Foreign trade loans	359,425		9.3
Factoring loans	129,617		3.4
Leasing loans	80,863		2.1
Other loans	96,821		2.5
Total	Ch$	3,865,677	100.0%

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

As of December 31, 2016, we were party to approximately 1,088 payment service contracts and approximately 298 collection service agreements with corporations.  We believe that cash management and payment service contracts provide us with a source of low cost deposits and the opportunity to cross sell our products and fees to payees, many of whom maintain accounts with us.  Under our collection contracts, we act as a collection agent for our corporate customers, providing centralized collection services for their accounts receivable and other similar payments.  For the year ended December 31, 2016, joint volumes associated with collection and payment agreements increased by approximately 15.7%.

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

In recent years, the market for loans to corporations in Chile has been characterized by reduced margins due to increasing competition.  This fierce competition has involved not only local banking players but also, increasingly, overseas lenders who are eager to lend to Chilean companies that hold high credit ratings supported by a high sovereign credit rating. Consequently, we have been focused on optimizing the profitability in this segment by enhancing our cross selling through the generation and enhancement of fee-based services, such as payroll processing, dividend payments and billing services, as well as computer banking services. This strategy has enabled us to maintain profitable relationships with our corporate customers while preserving the ability to grant loans when appropriate business opportunities arise.

Accordingly, during 2016 our Corporate Division continued to focus on enriching its value offering to satisfy customers’ needs.  In this regard, the division has defined three strategic pillars: (i) maximize cross-selling and profitability at the business relationship level, (ii) improve the customer interaction experience with the bank’s diverse distribution channels and (iii) promote and motivate the division’s team to encourage “innovation.”  These pillars are intended to optimize the risk-return relationship of this segment through non-lending revenues and customer proximity. In all of these areas, but especially in cross-selling, the synergies that arise from the Global Connectivity Agreement with Citigroup have been important when assisting our corporate customers with off shore transactions and advisory work.

Large Companies and Real Estate Division

Our Large Companies and Real Estate Division provides companies — with annual sales that range from approximately Ch$1,600 million to approximately Ch$70,000 million — with a broad range of financial products and services (such as electronic banking, leasing, foreign trade and financial advisory).  Customers served by this division are those related to the commercial, manufacturing, agricultural, forestry, fishing, infrastructure and real estate sectors, among others.

As of December 31, 2016, we had 8,612 large companies and real estate debtors out of a total of 17,020 customers in this division. Loans granted by the Large Companies and Real Estate Division amounted to Ch$6,360,142 million as of the same date, which represented 25.1% of our total loans.

The following table sets forth the loan portfolio composition of the Large Companies and Real Estate Division, in accordance with our internal reporting policies, as of December 31, 2016:

	As of December 31, 2016
	(in millions of Ch$, except percentages)
BANK’S INTERNAL REPORTING POLICIES:
Commercial credits	Ch$	4,300,740	67.8%
Leasing loans	859,346		13.5
Foreign trade loans	831,808		13.1
Factoring loans	301,765		4.8
Other loans	66,483		1.0
Total	Ch$	6,360,142	100.0%

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

This division aims to provide its customers with excellent service based on proactive financial support that enhances long term relationships with customers.  Over time, the division has developed service models intended to take advantage of synergies arising from the interaction of account and specialized support executives responsible for ensuring comprehensive customer service.  These models have enabled this division to strengthen customer relationships and product offerings.

In 2016, this division continued to prioritize a customer centric approach in order to maintain a market-leading position in commercial banking. The high level of satisfaction, together with improvement in terms of problem solving, allowed the division to sustain business growth by recording an annual increase of 2.2% in average loans amid a lackluster economic environment that has led companies to constrain capital expenditures.

Our leasing and factoring businesses are part of the Large Companies and Real Estate Division.

Special Businesses Division

Our Special Businesses Division was created in 2016 with the aim of providing tailored financial products and services to family offices representing the interests of the wealthiest local families. Thus, in addition to traditional lending products, this division offers a wide range of non-lending services related to project finance, deal structuring associated with business acquisitions, cash management, deposits and funds administration, financial advisory, among others. Also, this division is in charge of coordinating and overseeing our Trade Finance Unit and our International Private Banking Unit.

As of December 31, 2016, our Special Businesses Division had approximately 78 borrowers out of a total of 449 customers. In addition, as of the same date, loans granted by this division accounted for Ch$416,836 million, which represented 1.6% of our total loans.

The following table displays the loan portfolio composition of the Special Businesses Division, in accordance with our internal reporting policies, as of December 31, 2016:

	As of December 31, 2016
	(in millions of Ch$, except percentages)
BANK’S INTERNAL REPORTING POLICIES:
Commercial credits	Ch$	416,470	99.9%
Lines of Credit	260		0.1
Other loans	106		0.0
Total	Ch$	416,836	100.0%

During 2016 the Special Businesses Division focused on integrating its diverse units while outlining a comprehensive strategy intended to take advantage of opportunities that arise in the local market within the family office sub-segment. In this group of customers, relationships are crucial and, therefore, this division has concentrated on reinforcing the team’s capabilities while establishing a collaborative work relationship with our subsidiaries Banchile Administradora General de Fondos and Banchile Corredora de Bolsa in order to put their wide range of mutual funds management and stock brokerage offers at the disposal of these customers. In this regard, the business scope of this division focuses on assets but, more importantly, focuses on the ability to attract liabilities such as deposits and wealth management, which permit us to benefit from funding and cross-selling.

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

Regarding funding functions carried out by our Treasury, during 2016, we continued to develop a funding diversification strategy by conducting important transactions in Chile and abroad.  This strategy is aimed at maintaining a competitive cost of funding that supports the value offerings we provide to our wide customer base and improving our liquidity by issuing debt of longer maturities that match long-term assets. For that reason, we are continually seeking alternative sources, types of instruments and markets.

During 2016, aligned with the moderate expansion of our loan book, and the less favorable conditions in overseas markets, we reduced our demand for funding, especially abroad. In terms of long-term funding, our total debt placements amounted to Ch$804,979 million (approximately U.S.$1,201 million). In a breakdown by type of instrument, our main sources of funding were the UF-denominated long-term bonds, placed in the local market for approximately Ch$558,525 million (nearly U.S.$833 million), with tenors ranging from five to 12 years that matched a significant portion of our UF-denominated long-term assets, such as residential mortgage and commercial loans. In addition, we continued to make use of our MTN Program by carrying out three placements in Japan for approximately Ch$144,894 million (nearly U.S.$215 million) with five-year tenors. Furthermore, we issued an eight-year senior bond in Switzerland, denominated in Swiss Francs, for approximately Ch$101,560 million (approximately U.S.$151 million). As we do every year, during 2016 we updated our MTN Program up to an amount of U.S.$3 billion.

Additionally, for the first time in three years we carried out three consecutive placements of UF-denominated subordinated bonds in the local market for approximately Ch$82 billion (approximately U.S.$123 million). These funds are intended to finance long-term assets to improve our capital adequacy as they can be computed as Tier 2 capital.

For short-term financing purposes we continued using our Commercial Paper Program in the United States by placing approximately Ch$532,852 million (nearly U.S.$795 million) of commercial paper.  Nevertheless, given the short duration of these liabilities, as of December 31, 2016, we had an outstanding balance of approximately Ch$181,441 million (approximately U.S.$271 million) of commercial paper. Lastly, we generally conduct international bond issuances only if the cost (including costs of interest rate swaps and other transactional expenses) is below the cost of raising funds locally and the currency or interest rate exposure is fully hedged via cross currency swaps.

The funding functions carried out by our Treasury division are complemented by our international area, namely International Financial Institutions (“IFI”), which manages relations with correspondent banks worldwide, facilitating international payments and obtaining foreign currency financing for us.  As of December 31, 2016, we have established a network of approximately 600 foreign banks, among which we maintained credit relationships with approximately 150 correspondent banks, from which we maintained 26 account relationships.  IFI played an important role in structuring international transactions aimed at diversifying our funding.

Regarding the management of our securities portfolio, as of December 31, 2016, the portfolio amounted to Ch$1,753,564 million and was composed of available-for-sale securities that totaled Ch$373,606 million and securities held for trading amounting to Ch$1,379,958 million. As for the type of instruments included in our securities portfolio, as of December 31, 2016, 59.2% consisted of securities issued by local financial institutions, 30.9% consisted of securities issued by the Central Bank and the Chilean government, and 9.9% consisted of securities issued by non-financial Chilean corporate issuers and other securities. Our investment strategy is designed to supplement our expected profitability, risks and economic variable projections while adhering to the regulatory guidelines and internal limits defined by our finance committee.  In this regard, neither proprietary trading nor speculation on equity holdings are business goals for us and, therefore, equity instruments only represented 0.3% of our investment portfolio as of December 31, 2016.

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

The following table sets forth information with respect to our financial services subsidiaries in accordance with our internal reporting policies as of December 31, 2016:

	Assets		Equity		Net Income
	(in millions of Ch$)
BANK’S INTERNAL REPORTING POLICIES
Banchile Corredores de Bolsa S.A.	Ch$	446,526	Ch$	80,438	Ch$	6,390
Banchile Administradora General de Fondos S.A.	68,344		58,092		18,841
Banchile Corredores de Seguros Ltda.	14,368		6,902		2,709
Banchile Asesoria Financiera S.A.	3,022		2,329		588
Banchile Securitizadora S.A.	588		524		(25)
Socofin S.A.	8,620		1,523		(1,790)
Total	Ch$	541,468	Ch$	149,808	Ch$	26,713

The following table sets forth information with respect to our ownership interest in our financial services subsidiaries as of December 31, 2016:

	Ownership Interest
	Direct (%)	Indirect (%)	Total (%)
Banchile Corredores de Bolsa S.A.	99.70	0.30	100.00
Banchile Administradora General de Fondos S.A.	99.98	0.02	100.00
Banchile Corredores de Seguros Ltda.	99.83	0.17	100.00
Banchile Asesoría Financiera S.A.	99.96	—	99.96
Banchile Securitizadora S.A.	99.01	0.99	100.00
Socofin S.A.	99.00	1.00	100.00

On June 19, 2013, Banco de Chile acquired all of the shares of Banchile Factoring S.A. owned by Banchile Asesoría Financiera.  As a result of this transaction, Banco de Chile fully acquired the assets and liabilities of Banchile Factoring S.A. and on June 30, 2013 this subsidiary was dissolved.

During 2014, we began a voluntary dissolution process for Banchile Trade Services Limited in Hong Kong, which was formally declared dissolved on July 5, 2016.

On December 19, 2016, Banco de Chile acquired all of the shares of Promarket S.A. and that subsidiary was dissolved.

Securities Brokerage Services

We provide securities brokerage services through Banchile Corredores de Bolsa S.A. Banchile Corredores de Bolsa S.A. is registered as a securities broker with the SVS, the regulator of Chilean publicly listed companies, and is a member of the Santiago Stock Exchange and the Chilean Electronic Stock Exchange.  Since it was founded in 1989, Banchile Corredores de Bolsa S.A. has provided stock brokerage services, fixed income investments and foreign exchange products to individuals and companies through our branch network.  During the year ended December 31, 2016, Banchile Corredores de Bolsa S.A. recorded an aggregate stock trading turnover on the Santiago Stock Exchange, the Chilean Electronic Stock Exchange and the Valparaíso Stock Exchange that amounted to approximately Ch$3,857,333 million, which represented a 9.7% market share within the Chilean stock market.

Also, as of December 31, 2016, Banchile Corredores de Bolsa S.A. had equity amounting to Ch$80,438 million and, for the year ended December 31, 2016, recorded net income of Ch$6,390 million, which represented 1.1% of our consolidated net income for that period (under the bank’s internal reporting policies).

In early 2009, Citibank Agencia de Valores S.A. merged with and into Banchile Corredores de Bolsa S.A.

Mutual and Investment Fund Management

Since 1980, we have provided mutual fund management services through Banchile Administradora General de Fondos S.A. (formerly Banchile Administradora de Fondos Mutuos S.A.).  As of December 31, 2015, according to data published by the Chilean Mutual Funds Association, Banchile Administradora General de Fondos S.A. was the largest mutual fund manager in Chile, managing approximately 21.1% of all Chilean mutual funds’ assets.  Also, as of December 31, 2016, Banchile Administradora General de Fondos S.A. operated 76 mutual funds and had Ch$6,507,037 million in assets under management owned by 485,298 corporate and individual investors. As of the same date, Banchile Administradora General de Fondos S.A. operated 18 public investment funds (Deuda Chile, Chile Small, Deu Corp 3-5, Chile Blend, USA Equity, Rentas Inmobiliarias I, VI, VII, VIII, Deuda Global, MarketP Glob, MarketP EEUU, Rentas Habit Plusvalía, Europe Equity, Latam High Yield, Minero Asset and Latam SMCAP).  As of December 31, 2016, Banchile did not manage private investment funds. However, as of December 31, 2016, Banchile managed a total amount of Ch$626,750 million in net assets on behalf of 450 participants.

The following table sets forth information regarding the various mutual funds managed by Banchile Administradora General de Fondos S.A. as of December 31, 2016:

		As of December 31, 2016
Name of Fund	Type of Fund	Net Asset Value (in millions of Ch$)	Number of Investors
AHORRO	Fixed income (medium/long term)	452,165	36,549
ALIANZA	Fixed income (medium/long term)	208,558	28,205
ASIA	Equity	6,504	5,243
ASIATICO ACCIONARIO	Equity	6,666	4,836
BANCHILE-ACCIONES	Equity	16,025	3,145
BONOS UF PLUS 1	Structured	26,506	837
BOOSTER ACCIONES EUR	Structured	3,196	116
BOOSTER ACCIONES USA	Structured	1,805	69
BOOSTER JAPON ACION	Structured	1,836	51
BOOSTER USA	Structured	7,169	147
CAPITAL EFECTIVO	Fixed income (short term)	595,814	6,334
CAPITAL EMPRESARIAL	Fixed income (short term)	370,357	4,615
CAPITAL FINANCIERO	Fixed income (short term)	414,464	15,767
CAPITALISTA ACC	Equity	1,297	1,484
CASH	Fixed income (short term)	123,280	6,486
CHILE 18 q	Equity	19,863	6,775
CHILE ACCIONARIO	Equity	9,924	1,590
CORPORATE DOLLAR	Fixed income (short term)	695,693	20,875
CORPORATIVO	Fixed income (short term)	157,579	11,764
CRECIMIENTO	Fixed income (short/medium term)	112,739	12,722
CUPON PLUS	Structured	1,694	103
DEPOSITO XXI	Fixed income (medium/long term)	513,167	29,906
DEUDA DOLAR	Fixed income (medium/long term)	32,763	796
DEUDA ESTATAL	Fixed income (medium/long term)	6,312	693
DEUDA ESTATAL PESOS	Fixed income (medium/long term)	6,189	1,829
DEUDA ESTATAL UF 3-5	Fixed income (medium/long term)	39,638	22,521
DEUDA PESOS 1-5 AÑOS	Fixed income (medium/long term)	20,274	2,281
DISPONIBLE	Fixed income (short term)	41,776	30,208
DOLLAR INVESTMENT G.	Fixed income (medium/long term)	14,306	861
EMERGING	Equity	8,915	8,277
EMERGING MARKET	Equity	5,060	778
ESTRATEGIA AGRESIVA	Blend	7,835	793
ESTRATEGIA CONS	Blend	56,580	3,772
ESTRATEGIA MODERADA	Blend	46,116	3,182
ESTRATEGICO	Fixed income (medium/long term)	236,225	10,870
ESTRUCTURADO NIVEL 9	Structured	1,724	54
EURO MONER MARKET	Fixed income (short term)	18,097	2,841
EUROPA DESARROLLADA	Equity	23,906	8,749
FLEXIBLE	Fixed income (short term)	46,202	7,737
GLOBAL DOLLAR	Equity	5,923	369
GLOBAL MID CAP	Equity	11,443	1,397
HORIZONTE	Fixed income (medium/long term)	363,915	31,399
INVERSION BRASIL	Equity	2,383	577
INVERSION CHINA	Equity	1,697	355
INVERSION DOLLAR 30	Blend	1,968	147
INVERSIO USA	Equity	58,532	9,514
INVERSIONES ALTERNAT	Blend	12,517	6,648
INVERSIONISTA 1	Equity	11,083	149
JAPON ACCIONARIO	Equity	3,899	6,862
JAPON NIVEL 100	Structured	6,159	325
LATAM MID CAP	Equity	8,503	6,878
LIQUIDEZ 200	Fixed income (short term)	264,129	19,829
LIQUIDEZ FULL	Fixed income (short term)	103,958	6,218
MID CAP	Equity	9,046	2,961
MULTIACTIVO AGRESIVO	Blend	12,845	1,522
MULTIACTIVO CONSERVA	Blend	28,728	1,339

		As of December 31, 2016
Name of Fund	Type of Fund	Net Asset Value (in millions of Ch$)	Number of Investors
MULTIACTIVO MODERADO	Blend	19,569	1,444
NIVEL 100	Structured	7,504	416
NIVEL 90	Structured	3,708	222
OPOTUNIDADES SECTOR	Equity	3,440	576
PACIFICO ACCIONARIO	Equity	277	117
PATRIMONIAL	Fixed income (short term)	154,972	16,726
PERFORMANCE	Fixed income (short/medium term)	9,268	7,905
PLUS VII	Structured	5,392	340
QUANT GLOAL	Blend	2,245	296
REAL ESTATE EUROPE	Structured	3,081	108
RENDIMIENTO CORTO	Fixed income (short term)	237,032	192
RENTA FUTURA	Fixed income (medium/long term)	415,513	13,313
RETORNO ACCIONARIO	Equity	1,144	131
RETORNO DOLAR	Fixed income (medium/long term)	35,520	1,249
RETORNO L.P. UF	Fixed income (medium/long term)	138,885	24,628
SMALL —MID CAP USA	Structured	1,809	111
U.S. DOLLAR	Equity	12,677	572
US MID CAP	Equity	25,735	1,948
UTILIDADES	Fixed income (short/medium term)	145,829	13,737
VISION DINAMICA E	Blend	18,491	917
Total		6,507,037	485,298

As of December 31, 2016, Banchile Administradora General de Fondos S.A. had equity of Ch$58,092 million and, for the year ended December 31, 2016, net income of Ch$18,841 million, which represented 3.4% of our 2016 consolidated net income (under the bank’s internal reporting policies).

Financial Advisory Services

We provide financial advisory and other investment banking services to our customers through Banchile Asesoría Financiera S.A.  The services offered by Banchile Asesoría Financiera S.A. are primarily targeted to our corporate customers and include advisory services concerning mergers and acquisitions, restructuring, project finance and strategic alliances.  As of December 31, 2016, Banchile Asesoría Financiera S.A. had equity of Ch$2,329 million and, for the year ended December 31, 2016, recorded net income of Ch$588 million, which represented 0.1% of our 2016 consolidated net income (under the bank’s internal reporting policies).

Insurance Brokerage

We provide insurance brokerage services to our customers through Banchile Corredores de Seguros Limitada (Banchile Corredores de Seguros LTDA.).  In 2000, we began to offer life insurance policies associated with consumer loans and non-credit related insurance to our individual customers and the general public. As of December 31, 2016, Banchile Corredores de Seguros Limitada had equity of Ch$6,902 million and, for the year ended December 31, 2016 it recorded net income of Ch$2,709 million, which represented 0.5% of our 2016 consolidated net income (under the bank’s internal reporting policies).  According to the SVS, as of December 31, 2016, Banchile Corredores de Seguros Limitada had a 4.5% market share in the total amount of life and casualty insurance policies (in Chilean pesos) sold by insurance brokerage companies in Chile, excluding life annuities.

Securitization Services

We offer investment products to meet the needs of institutional investors, such as private pension funds and insurance companies, through Banchile Securitizadora S.A.  This subsidiary securitizes financial assets, and issues debt instruments with credit ratings that can be traded in the Chilean marketplace, backed by a bundle of revenue producing assets of the client company.  As of December 31, 2016, Banchile Securitizadora S.A. had equity of Ch$524 million and, for the year ended December 31, 2016, the subsidiary reported a net loss of Ch$25 million (under bank’s internal reporting policies).  Also as of December 31, 2016, Banchile Securitizadora S.A. had a 13.9%

market share in the total volume of assets securitized in Chile.  This market share refers to the percentage of existing stock of securitized assets as of the mentioned date.

Collection Services

Socofin S.A. provides judicial and extra judicial loan collection services to the Bank.  As of December 31, 2016, Socofin S.A. had equity of Ch$1,523 million and, for the year ended December 31, 2016, net loss of Ch$1,790 million (under the bank’s internal reporting policies).

Distribution Channels and Electronic Banking

Our distribution network provides integrated financial services and products to our customers through a wide range of channels.  The network includes ATMs, branches, internet-based banking platforms, mobile banking applications and call centers.  As of December 31, 2016, we had 1,453 ATMs (that form part of Redbanc’s network of 7,622 ATMs) that allowed our customers to conduct self-service banking transactions during banking and non-banking hours.

As of December 31, 2016, we had a network of 423 retail branches throughout Chile. Our branch system serves as a distribution network for all of the products and services offered to our customers.  Our full-service branches accept deposits, cash withdrawals, offer the full range of our retail banking products, such as consumer loans, credit cards, mortgage loans and current accounts, and provide financial and non-financial information to current and potential customers.

We offer electronic banking services to our customers 24 hours a day through our website, www.bancochile.cl, which has tailored homepages for the different segments we serve.  Thus, by accessing our website, our individual customers may execute electronic money transfers, access their account balances, pay utilities bills, apply for loans, purchase insurance premiums, and so on.  On the other hand, our corporate homepage offers a broad range of services, including the payment of bills, electronic fund transfers, non-charge orders, as well as a wide variety of account inquiries.  These services include our office banking service, Banconexion Web for Enterprises, which enables our corporate customers to perform all of their banking transactions from their offices.  Our homepage also offers products with exclusive benefits provided by our customer loyalty marketing programs, which enhance our relationships with customers.  Through the jointly administered website of Banchile Administration General de Fondos and Banchile Corredora de Bolsa, our mutual funds and securities brokerage subsidiaries, respectively, we also provide customers interested in investing and saving their funds with an internet-based platform on which they can trade stocks and currencies, make time deposits and take positions in mutual funds, foreign stock markets, investments funds and derivatives.  Our foreign trade customers can rely on our international business homepage, www.bancochile.com, which enables them to inquire about the status of their foreign trade transactions and perform transactions, such as opening letters of credit, recording import collection and hedging on instructions and letters of credit.  According to our management information systems, on an average monthly basis, during 2016, approximately 29.9 million transactions were performed every month on our website, of which approximately 3.1 million were monetary transactions. Also, according to the SBIF, on average approximately 824,241 (including one time visits by both individuals and companies) accessed our website every month in 2016.  This translated into approximately 42.3 million visits to our website in 2016, on an average monthly basis.

Also, we provide our customers with access to a 24-hour phone-bank through which they can access account information and execute certain transactions.  This service, through which we receive over 426,557 calls per month on average, has enabled us to develop customer loyalty campaigns, sell financial products and services, answer specialized inquiries and receive and resolve complaints by customers and non-customers.

Lastly, over the last two years we have devoted efforts to enhance our mobile banking platforms by developing and launching diverse applications.  In 2014, we released the mobile applications MiBanco | MiPago | MiBeneficio. Similarly, in 2015 we launched MiCuenta | MiPass | MiSeguro. MiBanco is a mobile banking platform that enables our customers to perform most of the operations they can execute on our website, such as accessing their account balances, making bill payments and electronic money transfers, carrying out cash advances from credit cards to checking accounts.  MiPago is a specialized mobile application that permits requests for reimbursements from other Banco de Chile’s customers and performs the transaction by generating and scanning a QR code, which reinforces the security standards for these types of operations. MiCuenta is a mobile application that enables users to make monthly payments associated with utility bills and other types of services. MiPass is a password-generating application that, among other features, allows users to set a list of money transfer recipients to make transfers without requiring another password-generating device. During 2016, we continued to enhance our mobile value offering by giving mass-market appeal to MiPass, which we believe is an effective way to replace physical devices while improving efficiency and security in transactions. MiSeguro provides our customers with the ability to enroll in new insurance policies, to obtain information on their insurance premiums and to request post-sale support, all through the use of the smartphone application. As of December 31, 2016, approximately 12.2 million monetary transactions had been carried out through our mobile applications MiBanco, MiCuenta and MiPago.

Competition

Overview

The Chilean market for banking and other financial services is highly and increasingly competitive and consists of various market sectors.  The most important sector is commercial banking with total loans (excluding operations of subsidiaries abroad) representing 84.3% of the Chilean GDP as of December 31, 2016. As of the same date, the Chilean banking industry consisted of 23 banks, 22 of which were private sector banks and one state-owned bank, namely, Banco del Estado. As of December 31, 2016, the five largest Chilean banks accounted for approximately 76.5% of all outstanding loans granted by Chilean financial institutions (excluding operations of subsidiaries abroad):  Banco Santander—Chile (19.1%), Banco de Chile (18.0%), Banco del Estado (14.7%) and Banco de Crédito e Inversiones (13.3%) and Banco Itaú-Corpbanca (11.4%).

We face significant and increasing competition in all market segments in which we operate.  As a comprehensive commercial bank that offers a wide range of services to all types of enterprises and individual customers, we deal with a variety of competitors, ranging from large private sector commercial banks to more specialized entities, such as “niche” banks.  We also increasingly face competition, from non-banking companies like large department stores, private compensation funds, and saving and credit cooperatives with respect to some of our credit products, such as credit cards and consumer loans.  Furthermore, in recent years and given the outstanding credit rating held by the country, as well as the liquidity observed in overseas markets, local middle market, corporations and multinational branches in Chile have increasingly replaced loans rendered by local banks with off-shore long-term debt.  In addition, we face competition from other types of competitors, such as leasing, factoring and automobile financing companies (especially in lending products), as well as mutual funds, pension funds and insurance companies, within the market for savings and mortgage loans.  Nevertheless, banks continue to be the main suppliers of leasing, factoring and mutual funds, while the insurance brokerage business has become an important component of the value offerings provided by banks.

Within the local banking industry, our primary competitors are the main private sector commercial banks in Chile, namely, Banco Santander—Chile, Banco de Crédito e Inversiones, Banco Bilbao Vizcaya Argentaria Chile (BBVA), and Itaú-Corpbanca.  Nevertheless, we also face competition from Banco del Estado, a state-owned bank, which has a larger customer base than we do. Banco del Estado, which operates under the same regulatory regime as Chilean private sector banks, was the third largest bank in Chile as of December 31, 2016, with outstanding total loans of Ch$20,745,293 million, representing a 14.7% market share (excluding operations of subsidiaries abroad), according to data published by the SBIF.

In the retail market, we compete with other private sector Chilean banks, as well as with Banco del Estado, which has a large individual customer base.  Among private sector banks, we believe our strongest competitors in this market are Banco Santander—Chile and Banco de Crédito e Inversiones, as these banks have developed diversified business strategies focused on both small and medium-sized companies and lower to middle income segments of the Chilean population.  In addition, we believe our strongest competitors in the high income individual segment are Banco Santander—Chile, Banco Itaú-Corpbanca, Banco Bice and Banco Security, as these banks rely on specialized business models that provide wealth management and traditional banking services, as we do.

Historically, commercial banks in Chile have competed in the retail market against each other, and finance companies and department stores, with the latter two having traditionally been focused on consumer loans to low and middle-income segments.  However, finance companies gradually disappeared between the 1990s and 2000s, as most of them merged into the largest commercial banks that dominate the Chilean banking industry today.  Also, by the end of 1990s, the Chilean financial industry witnessed the rise of non-traditional banking competitors, such as large department stores.  During the 2000s, these players gained increasing significance in the consumer lending sector, as they were permitted to issue financial products such as credit cards.  Currently, there are three consumer oriented banks affiliated with Chile’s largest department stores:  Banco Falabella, Banco Ripley and Banco Paris.  Although these banks had a combined market share (excluding operations of subsidiaries abroad) of only 1.7% as of December 31, 2016, according to the SBIF, the presence of these banks is likely to make consumer banking more competitive over the next few years, especially within the lower income segment. As of December 31, 2016, the consumer loans granted jointly by these banks represented a 9.1% of the total consumer loans rendered by the industry (excluding operations of subsidiaries abroad).

In the wholesale market, we believe our strongest competitors are also Banco Santander—Chile, Banco de Crédito e Inversiones, Itaú-Corpbanca and Banco Bilbao Vizcaya Argentaria Chile (BBVA).  Similarly, we believe these banks are our most significant competitors in the small and medium sized companies’ business segment.

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

Regarding mergers and acquisitions events in the local banking industry, most of these transactions have involved international players seeking to participate in the local market.  Thus, in mid-1996, Banco Santander of Spain took control of Banco Osorno and merged it into its Chilean operations, changing its name to Banco Santander-Chile.  In January 1997, Banco O’ Higgins and Banco de Santiago merged, forming Banco Santiago and in 1999 Banco Santander of Spain acquired Banco Santiago.  During 2001, Banco de Chile merged with Banco de A. Edwards, which was effective on January 1, 2002.  In August 2002, Banco Santiago and Banco Santander—Chile, then the second and fourth largest banks in Chile, respectively, merged and became Chile’s largest bank under the Banco Santander-Chile brand name.  In 2003, Banco del Desarrollo merged with Banco Sudamericano, and in 2004, Dresdner Banque Nationale de Paris merged with Banco Security.  In 2005, Banco de Crédito e Inversiones merged with Banco Conosur.  In 2007, Banco Itaú acquired Bank Boston unit in Chile, while Rabobank acquired HNS Bank and Scotiabank acquired Banco del Desarrollo.  In 2008, we merged with Citibank Chile, and afterwards the SBIF authorized the opening of a branch of the Norwegian bank DnB NOR and the acquisition of ABN Amro Bank by The Royal Bank of Scotland.  In early 2009, the merger agreement between Scotiabank Sudamericano and Banco del Desarrollo was completed, through which the former became Scotiabank Chile and the latter ceased to exist.  In addition, during 2009, Banco Monex was acquired by Consorcio Group, which absorbed the operations of the former and its subsidiaries, becoming Banco Consorcio.  Furthermore, by the end of 2013 Corpbanca’s controlling shareholders announced its intention to sell part of its stake to a local or international player.  On January 29, 2014, Corpgroup (the controlling shareholder of Corpbanca) accepted the bid of Brazil’s Itau Unibanco, through which Itau merges its own Chilean and Colombian subsidiaries with Corpbanca.  The merger was approved by the SBIF in September 2015 and Banco Itaú Chile became Banco Itaú-Corpbanca. The merged company started operations on April 1, 2016. As of December 31, 2016, the merged bank had an 11.4% market share, excluding operations of subsidiaries abroad.

In addition, consolidation and overseas expansion has emerged as a means of inorganic growth for local banks.  Actually, during 2012 Corpbanca, fourth ranked among Chilean private sector banks in terms of total loans as of December 31, 2011, acquired a former Santander Group’s subsidiary in Colombia and consolidated its balance sheet and results of operations beginning May 31, 2012.  Also, by the end of 2012, Corpbanca made a bid for acquiring Helm Bank in Colombia.  According to publicly available information, the bid process was completed and fully authorized by the SBIF in July 2013 and Corpbanca started to consolidate the balance sheet of this new subsidiary beginning August 31, 2013. Given the merger between Banco Itaú Chile and Corpbanca in 2016, assets held by former Corpbanca subsidiaries in Colombia were seized by the merged bank. Hence, as of December 31, 2016, loans associated with Banco Itaú-Corpbanca’s operations in Colombia amounted to Ch$5,011,954 million and represented 3.6% of the industry’ total loans.

Similarly, by the end of May 2013, Banco de Crédito e Inversiones (“BCI”)—the third largest private sector bank in Chile in terms of total loans as of December 31, 2016, with a 13.3% market share (excluding operations of subsidiaries abroad)—announced the acquisition of the City National Bank, headquartered in the United States.  According to public information published by the SBIF, the process was fully authorized and completed in October 2015 and BCI started to consolidate the balance sheet on the same date.  As of December 31, 2016, loans associated with BCI’s operation in the United States amounted to Ch$3,611,535 million and represented 2.6% of the industry’s total loans.

Furthermore, during 2014 the Chilean banking industry witnessed the entry of new market players and changes in the ownership structure of certain competitors.  By the end of August 2014, Banco International announced the intention of Inversiones la Construcción (“ILC”) to take control of the bank by acquiring a 50.1% stake from the controlling shareholder, “Baninter”. Banco Internacional is a small bank within the Chilean banking industry and is mostly focused on the wholesale banking segment.  As of December 31, 2015, Banco Internacional’s loan book represented 0.6% of the total outstanding loans of the industry (excluding operations of subsidiaries abroad).  On the other hand, on May 30, 2014, the SBIF authorized the existence and approved the bylaws of “Banco BTG Pactual Chile.” This bank, a Chilean subsidiary of Brazil-based bank BTG Pactual, was already operating in the Chilean financial industry since 2012, providing stock brokerage, mutual funds management and investment banking services.  Banco BTG Pactual Chile received the final authorization to operate as a commercial bank on December 31, 2014 and officially started its commercial operations on January 23, 2015. As of December 31, 2016, the loan book of Banco BTG Pactual Chile represented only 0.03% of the total outstanding loans of the industry (excluding operations of subsidiaries abroad).

In addition, between 2014 and 2016, two Chinese banks have requested SBIF authorizations for starting operations in Chile. In May 2016, the China Construction Bank Corporation received final approval from the SBIF to open a branch in Chile under the brand name “China Construction Bank, Agencia en Chile”. This is the first branch established by this bank in Latin America. Similarly, in November 2016, the Bank of China received provisional authorization from the SBIF to open a branch in Chile under the brand name “Bank of China Limited.” This is the second out of three stages this bank must complete in order to start operations in Chile.

Lastly, in 2016, Deustche Bank Chile closed operations in Chile as in many other Latin American countries. Participation of the former Deustche Bank in Chile was 0.5% of Chilean Banking industry, in terms of total assets as of December 31, 2015.

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

Below there is a set of tables and figures for the years ended December 31, 2014, 2015 and 2016 that shows our position within the Chilean financial industry.  The market information is set forth under Chilean GAAP as published by the SBIF and—unless otherwise indicated—excludes data related to operations of subsidiaries abroad. Also, as a result of the merger between Banco Itaú Chile and Corbanca, figures for years before 2016 —unless otherwise indicated— have been computed on a proforma basis.

The following table sets forth certain statistical information on the Chilean financial system as of December 31, 2016, according to information published by the SBIF under Chilean GAAP:

	As of December 31, 2016
	(in millions of Ch$, except percentages)
	Assets		Loans(1)(2)		Deposits(2)		Equity(3)
	Amount	Share	Amount	Share	Amount	Share	Amount	Share
CHILEAN GAAP:
Private sector banks	176,898,940	83.6%	120,187,625	85.3%	91,647,880	79.7%	16,230,098	91.2%
Banco del Estado	34,787,632	16.4%	20,745,293	14.7%	23,311,632	20.3%	1,572,861	8.8%
Total banking system	211,686,572	100.0%	140,932,918	100.0%	114,959,512	100.0%	17,802,959	100.0%

Source:  SBIF

(1)             Loans to customers.  Interbank loans are not included.

(2)             Excludes operations of subsidiaries abroad.

(3)             For purposes of this table, equity includes capital and reserves, net income for the period and provisions for minimum dividends.

Loans

We had total loans of Ch$ 25,385,534 million as of December 31, 2016, according to information published by the SBIF under Chilean GAAP.  The following table sets forth our market share and the market share of our principal private sector competitors in terms of total loans, as of the dates indicated, according to information published by the SBIF under Chilean GAAP:

	Total Loans(1)(2)(3)
	As of December 31,
	2014	2015	2016
CHILEAN GAAP:
Banco Santander—Chile	19.0%	18.9%	19.1%
Banco de Chile	18.1	18.3	18.0
Banco de Crédito e Inversiones	13.1	12.9	13.3
Banco Itaú-Corpbanca	12.6	12.3	11.4
BBVA Bilbao Vizcaya	6.9	6.7	6.6
Total market share	69.7%	69.1%	68.4%

Source:  SBIF

(1)         Allowances for loan losses not deducted.

(2)         Excludes operations of subsidiaries abroad.

(3)         Itaú-Corpbanca in Proforma basis for 2014 and 2015

Credit Quality

The following table sets forth the ratio of allowances to total loans of the largest private banks in Chile and that of the Chilean financial system as a whole (including such banks) as of December 31, 2014, 2015 and 2016, according to information published by the SBIF under Chilean GAAP:

	Allowances to Total Loans(1)(2)
	As of December 31,
	2014	2015	2016
CHILEAN GAAP:
Banco Santander—Chile	3.06%	2.98%	3.05%
Banco Itaú-Corpbanca	2.08	2.15	2.84%
Banco de Chile	2.42	2.45	2.40%
Banco de Crédito e Inversiones	2.17	1.81	1.66%
BBVA Bilbao Vizcaya	1.64	1.44	1.49%
Financial system	2.45%	2.40%	2.53%

Source:  SBIF

(1)         Includes operations of subsidiaries abroad.

(2)         Itaú-Corpbanca in Proforma basis for 2014 and 2015

The following table sets forth the ratio of past-due loans (90 days or more) over total loans for the largest private banks in Chile as of December 31, 2014, 2015 and 2016 on an individual basis, according to information published by the SBIF under Chilean GAAP:

	Past-Due Loans to Total Loans(1)(2)(3)
	As of December 31,
	2014	2015	2016
CHILEAN GAAP:
Banco de Chile	1.25%	1.22%	1.15%
BBVA Bilbao Vizcaya	1.59	1.42	1.30
Banco de Crédito e Inversiones	2.29	1.50	1.44
Banco Itaú-Corpbanca	1.37	1.33	1.68
Banco Santander—Chile	2.81	2.54	2.09
Financial system	2.12%	1.88%	1.87%

Source:  SBIF

(1)         Until 2014, the SBIF only released past-due (90 days or more) information on an individual basis for Chilean banks. Since 2015, information is released on a consolidated basis.

(2)         Past-Due loans refer to loans 90 days or more past-due, including installments that are overdue and the remaining amount of principal and interest.

(3)         Itaú-Corpbanca in Proforma basis for 2014 and 2015.

Deposits

We had total deposits (including demand deposits and time deposits) of Ch$18,234,740 million as of December 31, 2016, according to information published by the SBIF under Chilean GAAP.  The following table sets forth the market shares in terms of total deposits for private banks as of December 31, 2014, 2015 and 2016 on a consolidated basis, according to information published by the SBIF under Chilean GAAP:

	Total Deposits(1)(2)
	As of December 31,
	2014	2015	2016
CHILEAN GAAP:
Banco Santander—Chile	16.8%	17.6%	18.0%
Banco de Chile	16.6	16.4	16.4%
Banco de Crédito e Inversiones	12.8	12.8	12.5%
Banco Itaú-Corpbanca	11.7	11.2	9.8%
BBVA Bilbao Vizcaya	6.3	6.0	6.0%
Total market share	64.2%	64.0%	62.7%

Source:  SBIF

(1)         Excludes operations of subsidiaries abroad.

(2)         Itaú-Corpbanca in Proforma basis for 2014 and 2015

Capital and Reserves

The following table sets forth year-end balances of capital and reserves for the largest private banks in Chile as of December 31, 2014, 2015 and 2016 according to information published by the SBIF under Chilean GAAP:

	Capital and Reserves(1)(2)(3)
	As of December 31,
	2014		2015		2016
CHILEAN GAAP:
Banco Itaú-Corpbanca	Ch$	2,335,676	Ch$	2,137,088	Ch$	3,403,266
Banco de Chile	2,268,664		2,505,561		2,620,395
Banco Santander—Chile	2,257,747		2,450,665		2,567,396
Banco de Crédito e Inversiones	1,560,883		1,768,953		2,280,605
BBVA Bilbao Vizcaya	Ch$	664,214	Ch$	704,040	Ch$	773,186

Source:  SBIF

(1)         Capital and Reserves equals to total equity before provisions for minimum dividends and net income for the period.

(2)         Includes operations of subsidiaries abroad.

(3)         Itaú-Corpbanca in Proforma basis for 2014 and 2015

Net Income

The following table sets forth the market shares in net income for private sector banks as of December 31, 2014, 2015 and 2016, according to information published by the SBIF under Chilean GAAP:

	Net Income(1)(2)
	As of December 31,
	2014	2015	2016
CHILEAN GAAP:
Banco de Chile	23.8%	25.6%	28.1%
Banco Santander—Chile	22.4	20.7	24.2%
Banco de Crédito e Inversiones	13.8	15.1	17.3%
BBVA Bilbao Vizcaya	3.0	4.1	4.1%
Banco Itaú-Corpbanca	14.1	15.1	(0.1)%
Total Market Share	77.1%	80.6%	73.6%

Source:  SBIF

(1)         Includes operations of subsidiaries abroad.

(2)         Itaú-Corpbanca in Proforma basis for 2014 and 2015

Return on Capital and Reserves

The following table sets forth our return on capital and reserves and the returns on capital and reserves of our principal private sector competitors and the Chilean banking industry as a whole, in each case as of December 31, 2014, 2015 and 2016, according to information published by the SBIF under Chilean GAAP:

	Return on Capital and Reserves(1)(2)
	Year Ended December 31,
	2014	2015	2016
CHILEAN GAAP:
Banco de Chile	26.1%	22.3%	21.1%
Banco Santander—Chile	24.6	18.4	18.5%
Banco de Crédito e Inversiones	22.0	18.7	14.9%
BBVA Bilbao Vizcaya	11.0	12.7	10.4%
Banco Itaú-Corpbanca	15.0	15.4	(0.1)%
Financial System average	19.0%	15.4%	11.8%

Source:  SBIF

(1)         Corresponds to net income divided by the year-end balance of Capital and Reserves.

(1)         Includes operations of subsidiaries abroad.

(2)         Itaú-Corpbanca in Proforma basis for 2014 and 2015

Operating Revenues

The following table sets forth the market shares in terms of operating revenues for private banks as of December 31, 2014, 2015 and 2016, on a consolidated basis, according to information published by the SBIF under Chilean GAAP:

	Operating Revenues(1)(2)
	As of December 31,
	2014	2015	2016
CHILEAN GAAP:
Banco de Chile	19.1%	18.6%	19.5%
Banco Santander—Chile	19.5	18.7	19.1
Banco de Crédito e Inversiones	12.9	13.1	14.5
Banco Itaú-Corpbanca	15.1	15.1	9.6
BBVA Bilbao Vizcaya	4.4	4.6	4.5
Total Market Share	71.0%	70.1%	67.2%

Source:  SBIF

(1)         Includes operations of subsidiaries abroad.

(2)         Itaú-Corpbanca in Proforma basis for 2014 and 2015

Operating Expenses

The following table sets forth the market shares in terms of operating expenses for private sector banks as of December 31, 2014, 2015 and 2016, on a consolidated basis, according to information published by the SBIF under Chilean GAAP:

	Operating Expenses(1)(2)
	As of December 31,
	2014	2015	2016
CHILEAN GAAP:
Banco de Chile	16.7%	16.1%	16.3%
Banco Santander—Chile	16.5	15.8	15.9
Banco de Crédito e Inversiones	12.0	12.9	14.4
Banco Itaú-Corpbanca	16.0	15.0	12.8
BBVA Bilbao Vizcaya	5.8	4.8	5.2
Total Market Share	67.0%	64.6%	64.6%

Source:  SBIF

(1)         Includes operations of subsidiaries abroad.

(2)         Itaú-Corpbanca in Proforma basis for 2014 and 2015

Efficiency

The following table sets forth the efficiency ratios of the largest private Chilean banks as of December 31, 2014, 2015 and 2016, according to information published by the SBIF under Chilean GAAP:

	Efficiency Ratio(1)(2)(3)
	As of December 31,
	2014	2015	2016
CHILEAN GAAP:
Banco de Chile	43.4%	44.1%	45.4%
Banco Santander—Chile	42.0	43.3	45.6
Banco de Crédito e Inversiones	46.1	50.2	54.2
BBVA Bilbao Vizcaya	65.4	53.2	61.8
Banco Itaú-Corpbanca	52.4	50.9	72.7
Financial System average	49.5%	51.1%	54.5%

Source:  SBIF

(1)         Operating expenses divided by operating revenue.

(2)         Includes operations of subsidiaries abroad.

(3)         Itaú-Corpbanca in Proforma basis for 2014 and 2015

REGULATION AND SUPERVISION

General

In Chile, only banks may maintain current accounts for their customers and, together with non-banking financial institutions, accept time deposits.  The principal authorities that regulate financial institutions in Chile are the SBIF and the Central Bank.  Chilean banks are primarily subject to the General Banking Act and secondarily, to the extent not inconsistent with that law, the provisions of the Chilean Corporations Law governing public corporations, except for certain provisions that are expressly excluded.

The Chilean banking system dates back to 1925 and has been characterized by periods of substantial regulation and government intervention, as well as periods of deregulation.  The most recent period of deregulation commenced in 1975 and culminated in the adoption of a series of amendments to the General Banking Act.  In 2004, amendments to the General Banking Act granted additional powers to banks, including general underwriting powers for new issuances of certain debt and equity securities and the power to create subsidiaries to engage in activities related to banking, such as brokerage, investment advisory, mutual fund services, investment fund management, factoring, securitization products and financial leasing services.  Prior to 2006, banks had the option of distributing less than 30% of their earnings as dividends in any given year, subject to approval of the holders of at least two-thirds of the bank’s common stock.  In 2006, however, the General Banking Act was amended to eliminate this alternative.

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

By the end of 2014, the Chilean Finance Ministry announced an overall review and various modifications to the Chilean Banking Act.  As proposed, these changes are aimed at modernizing the Chilean banking framework by adopting the Basel III Guidelines, while appropriately regulating the complexity of the Chilean banking industry, reinforcing the independence of the SBIF through its corporate governance, and establishing a resolution system for banks.  Accordingly, during 2015, the Chilean Ministry of Finance convened a working-group of financial experts to analyze and recommend modifications to the General Banking Act.  This working-group released a final report in January 2016 recommending that modifications to the General Banking Act should be phased-in.  Although based on this report, the Ministry of Finance announced that a bill reforming the Chilean Banking Act would be sent to the Chilean congress during 2016, as of this date, the reform has not been sent to the Chilean congress. See “Item 3.  Key Information—Risk Factors—Risks Relating to our Operations and the Chilean Banking Industry—Restrictions imposed by banking regulations may constrain our operations and thereby adversely affect our financial condition and results.”

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

The Superintendency of Banks (“SBIF”)

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

Any person wishing to acquire, directly or indirectly, 10% or more of the share capital of a bank must obtain prior approval from the SBIF.  Without such approval, the holder will not have the right to vote such shares.  The SBIF may only refuse to grant its approval based on specific grounds set forth in the General Banking Act.

According to Article 35 bis of the General Banking Act, the prior authorization of the SBIF is required for each of the following:

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

•                  that the technical reserve established in Article 65 of the General Banking Act be applicable when deposits exceed 1.5 times the resulting bank’s paid-in capital and reserves; or

•                  that the amount of interbanking loans be reduced to 20% of the resulting bank’s Regulatory Capital.

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

The Superintendency of Securities and Insurance (“SVS”)

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

On February 23, 2017, the Chilean government enacted Law No. 21,000, which creates the Commission for the Financial Market, intended to replace the SVS. This commission will be led by a board of five members whose chairman will be appointed by the Chilean government. This law will become effective eighteen months after its enactment or when the commission becomes operational, whichever occurs first.  In addition to the current faculties of the SVS, the law entitles this commission with wider responsibilities, and distinguishes its dual role as regulator and prosecutor of infringements of the rules applicable to the markets under its scope and jurisdiction.

Limitations on Types of Activities

Chilean banks can only conduct those activities allowed by the General Banking Act, including loan placements, factoring and leasing activities, accepting deposits and, subject to certain limitations, making investments and performing financial services.  Investments are restricted to real estate for the bank’s own use, gold, foreign exchange and debt securities.  Through subsidiaries, banks may also engage in other specific financial service activities such as securities brokerage services, mutual fund management, investment fund management, foreign capital fund management, financial advisory, securitization and factoring activities.  Subject to specific limitations and the prior approval of the SBIF and the Central Bank, Chilean banks may own majority or non-controlling interests in foreign banks.

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

In June 2007, the Chilean government passed Law No. 20,190, which amended various aspects of Chile’s capital markets regulatory framework, such as the General Banking Act, Securities, Insurance, Venture Capital and Tax law.  Law No. 20,190 is aimed at improving the access to financing for start-up companies and small businesses in order to strengthen confidence in the stock market and to stimulate the development of the financial market in general.  The General Banking Act was amended to achieve these goals by, among other things, revising regulations concerning demand deposits, increasing certain credit limits, and redefining the calculations to determine the proper amount for a bank’s reserves.  In addition, the General Banking Act was amended to allow local banks to engage in derivatives such as options, swaps and forward contracts, thereby eliminating prior existing legal impediments to those practices.

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

Deposit Insurance

According to the General Banking Act, local or foreign currency denominated deposits at banks or financial companies are insured as described below.

The Chilean government guarantees up to 100% of the principal amount of the following deposits:

•                  deposits in current accounts;

•                  deposits in savings accounts of demand deposits;

•                  other demand deposits; and

•                  deposits in savings accounts with unlimited withdrawals.

In addition, the Chilean government guarantees up to 90% of the principal amount of time deposits held by individuals in the Chilean banking system.  This guarantee covers obligations with a maximum value of UF 108 per person (Ch$2,845,582  or U.S.$4,245  as of December 31, 2016).

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

As of December 31, 2016, Banco de Chile fully complied with these reserve requirements.

Minimum Capital

Under the General Banking Act, a bank must have a minimum paid in capital and reserves of UF 800,000 (Ch$21,078 million or U.S.$ 31.4 million as of December 31, 2016).  However, a bank may begin its operations with 50% of such amount, provided that it has a Regulatory Capital ratio (defined as Regulatory Capital as a percentage of risk weighted assets) of not less than 12%.  When such a bank’s paid in capital reaches UF 600,000 (Ch$15,809 million or U.S.$ 23.6 million as of December 31, 2016), the Regulatory Capital ratio requirement is reduced to 10%.

As of December 31, 2016, Banco de Chile fully complied with such minimum capital requirements.

Capital Adequacy Requirements

According to the General Banking Act, each bank should have Regulatory Capital of at least 8% of its risk-weighted assets, net of required allowances.  This percentage may be increased by the regulators according to what has been previously stated.

Banks should also have a Basic Capital of at least 3% of their total assets, net of required allowances.

The terms Regulatory Capital and Basic Capital are defined under “Presentation of Financial Information” at the beginning of this annual report.

As of December 31, 2016 Banco de Chile fully complied with such capital adequacy requirements.

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

The regulation provides that 8% of the sum of the risk-weighted assets and the price risk of the trading book may not be higher than Regulatory Capital.  In light of the merger between Banco de Chile and Banco A. Edwards in 2002, the SBIF raised the applicable percentage for us from 8% to 10%.  As of December 31, 2016, the price risk of our trading book totaled Ch$90,955 million.

The following table shows our regulatory risk availability, computed as the difference between the risk and our Regulatory Capital, as of December 31, 2016:

As of December 31, 2016
(in millions of Ch$, except percentage)
(a) 10% risk-weighted assets	2,684,208
(b) Trading price risk	90,955
(c = a + b) Total risk	2,775,163
(d) Regulatory Capital	3,729,427
(e = d – c) Risk Availability	954,264
(f = c/d) Risk used as a Percentage of Regulatory Capital	74.4%

Interest rate risk generated by the accrual book is measured against a self-imposed limit equal to the lesser of 12-month rolling net revenues and our Basic Capital.

The guidelines for measuring liquidity risk are mainly focused on constructing an expected cash flow analysis for the following 30 and 90 days, broken down by currency.  Net outflows may not exceed the amount of our Basic Capital for the following 30 days or two times that amount for the following 90 days.  Subject to approval of the SBIF, the cash flow analysis may include behavioral run-off assumptions for some specific liability balance sheets items (demand deposits, time deposits, etc.) and behavioral roll-over assumptions for some asset items of the consolidated statement of financial position data (loans, etc.). This guidance used to be called the C08 index but was replaced by the C46 index in 2015, although both were aimed at the same purpose. Furthermore, in March 2016, the Chilean regulator began to require C47 and C48 reports. The C47 report focuses on liabilities analysis from the concentration, maturity and renewal perspectives. On the other hand, the C48 report gauges Liquidity Coverage Ratio and Net Stable Funding Ratio. So far, however, the regulator has not established any limits related to these reports. See “Item 4.  Information on the Company—Regulation and Supervision— New Rules on Liquidity Standards”.

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

Lending Limits

Under the General Banking Act, Chilean banks are subject to certain lending limits, including the following material limits:

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

•                  A bank may not extend loans to another financial institution subject to the General Banking Act in an aggregate amount exceeding 30% of its Regulatory Capital.

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

As of December 31, 2016, Banco de Chile fully complied with the lending limits established by the General Banking Act.

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

In November 2016 the SBIF issued Circular No. 3,612, which added regulations related to “Business Continuity Management” and established a set of guidelines and good practices to be considered by banks in the management of business continuity risks, taking into account the volume and complexity of their operations. The corresponding adherence to these practices will be considered in the management evaluation “Solvency and Management Classification” carried out by the SBIF.

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

Capital Markets

Under the General Banking Act, banks in Chile may purchase, sell, place, underwrite and act as paying agents with respect to certain debt securities.  Likewise, banks in Chile may place and underwrite certain equity securities.  Bank subsidiaries may also engage in debt placement and dealing, equity issuance advice and securities brokerage, as well as mutual fund and investment fund administration, factoring, investment advisory services and merger and acquisition services.  The SBIF generally regulates these subsidiaries.  However, the SVS regulates some of these subsidiaries.  The SVS is the regulator of the Chilean securities market and publicly-held corporations.

Legal Provisions Regarding Banking Institutions with Economic Difficulties

The General Banking Act provides that if specified adverse circumstances exist at any bank, its board of directors must correct the situation within 30 days from the date of receipt of the relevant financial statements.  If the board of directors is unable to do so, it must call an extraordinary shareholders’ meeting to increase the capital of the bank by the amount necessary to return the bank to financial stability.  If the shareholders reject the capital increase, or if it is not effected within the 30-day period and in the manner agreed to at the meeting, or if the SBIF does not approve the board of directors’ proposal, the bank will be barred from increasing its loan portfolio beyond that stated in the financial statements presented to the board of directors and from making any further investments in any instrument other than instruments issued by the Central Bank.  In such a case, or in the event that a bank is unable to make timely payment in respect of its obligations, or if a bank is under provisional administration  of  the SBIF, the General Banking Act provides that the bank may receive a two-year term loan from another bank.  The terms and conditions of such a loan must be approved by the board of directors of both banks, as well as by the SBIF, but need not be submitted to the borrowing bank’s shareholders for their approval.  A creditor bank may not grant such interbank loans to an insolvent bank in an amount exceeding 25% of the creditor bank’s Regulatory Capital.  The board of directors of a bank that is unable to make timely payment of its obligations must present a reorganization plan to its creditors in order to capitalize the credits, extend their respective terms, forgive debts or take other measures for the payment of the debts.  If the board of directors of a bank submits a reorganization plan to its creditors and such arrangement is approved, all subordinated debt issued by the bank, whether or not matured, will be converted by operation of law into common stock in the amount required for the ratio of Regulatory Capital to risk-weighted assets to be no lower than 12%.  If a bank fails to pay an obligation, it must notify the SBIF, which shall determine if the bank is solvent.

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

A Chilean bank may invest in securities having a minimum rating as follows, provided that if the total amount of these investments and the loans referred to above exceed 20% (or 30% in certain cases) of the Regulatory Capital of the bank, an allowance of 100% of the excess shall be established by the bank:

Rating Agency	Short Term	Long Term
Moody’s Investor Service (Moody’s)	P2	Ba3
Standard and Poor’s (S&P)	A2	BB—
Fitch Rating Service (Fitch)	F2	BB—
Dominion Bond Rating Service (DBRS)	R2	BB(low)

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

On December 1, 2015, the SBIF introduced a new set of rules regarding the PEPs.  These new sets of rules relate to the bank’s obligation to keep specific PEPs policy and procedures in place to grant certain loans to PEPs, as well as to carry out controls procedures associated with service providers when PEPs are involved therewith.

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

No new rules related to consumer protection were established in 2016.

New Insurance Brokerage Regulations

On December 1, 2013, a new regulation affecting all insurance brokerage businesses in Chile became effective.  This regulation is a result of Law No. 20,667 that was enacted on May 9, 2013 and Circular No. 2114 issued by the SVS on July 26, 2013.  The new regulation establishes that, in the case of early termination of an insurance policy paid for in advance (for example, because of the early repayment of the related loan), all unearned premiums must be refunded to the customer by the company that issued the policy.  This refund obligation includes both the unearned premiums and commissions relating to the remaining policy period, such as brokerage fees (e.g., the fees of our subsidiary Banchile Corredores de Seguros Limitada) and any other commissions.  The premiums and commissions subject to refund will be calculated in proportion to the unlapsed period.  This refund obligation applies with respect to insurance policies issued after this new regulation became effective.  Prior to this regulation, unearned premiums were refunded only if the early termination took place within the later of 45 days after the issuance of the insurance policy, or one-tenth of the total term of the insurance policy (from the date of issuance). These refund obligations did not have a material effect on our results of operations in 2015 and 2016.

New Maximum Legal Interest Rates

On December 13, 2013, a new law—Law No. 20,715—regulating maximum interest rates became effective upon publication in the Chilean Official Gazette.  This legislation affects all Chilean businesses that charge interests (including all banks, department stores and any other commerce or financial provider) on loans up to UF 200 (approximately U.S.$7,860), including installment loans, credit cards and credit lines related loans, as well as overdue loans.  This regulation establishes among other things, a new methodology for calculating the maximum legal interest rate for loans —not indexed to inflation— longer than a 90-day term, which results in a reduction of the maximum legal interest rate applicable to such debtors.  This law did not have a material effect on our results of operations in 2015 and 2016.

Credit Risk Provisioning

On December 18, 2013, the SBIF published for comments a set of amendments to the regulations on allowances for loan losses and credit risk matters.  A revised and final version of these guidelines was published on December 30, 2014 by the SBIF (Circular No. 3,573).

The final version of the guidelines established a standardized method for calculating provisions for loan losses for residential mortgage loans, including the effects of past-due behavior and loan-to-value ratios, while providing new and more precise definitions for impaired loans and new requirements to remove loans from such portfolio.  In addition, this set of rules addressed the possibility of implementing standardized credit risk provisioning models for consumer and commercial loan portfolios, evaluated on a grouped basis, in the future.  However, the circular clarified that standardized methods for evaluating commercial and consumer loans on a group basis, as well as the requirements for banks’ internally developed models, would be discussed and analyzed afterwards.

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

On December 24, 2015, the SBIF published new guidelines (Circular No. 3,598) regulating the use of internally-developed credit risk models by Chilean banks.  These guidelines—enclosed in two appendices that complement the existing credit risk provisioning rules—establish a framework and requirements that all Chilean banks must comply to shift from standardized credit risk provisioning models to internally-developed credit risk models.  The new framework establishes general and specific requirements.  Regarding general requirements, the SBIF states that banks should:  (i) have independent and specialized areas in charge of developing, validating and monitoring internally-developed methodologies, (ii) have adequate control procedures for technological platforms and systems to ensure stability and reliability of processes supporting internally-developed methodologies, (iii) maintain backup of information, variables, validation and monitoring activities associated with modeling internally-

developed methodologies to enable counterparties to replicate the developed methodologies, if necessary and (iv) generate detailed technical documentation of analysis and decisions made in the process of building internal methodologies.  In addition, the SBIF requires specific requirements for setting-up internally-developed methodologies, which will depend on the type of method chosen by each bank, as disclosed in Circular No. 3,598.

It is important to mention that the implementation of standardized credit risk provisioning models would only have an effect, if any, on our results of operations or financial condition prepared under Chilean GAAP.  The adoption of these guidelines will not have any impact on our results of operations or financial condition under IFRS.

On March 29, 2016 the SBIF published an amendment (Circular No. 3,604) to Chapter B-3 of Compendio de Normas Contables, modifying the credit conversion or credit exposure factors for certain contingent loans. In particular, the aforesaid circular established a decrease in the conversion factor for fully available lines of credit, from 50% to 35%, when the borrower maintains non-performing loans with the banking institution. This rule did not have a material impact on our results of operations.

New Rules on Liquidity Standards

In 2014, the Central Bank released a proposal for new liquidity standards for local banks based on Basel III guidelines.  After receiving comments, the Central Bank published a final version in January 2015.  The SBIF is the institution empowered to put these guidelines into practice and monitor them on an ongoing basis.  Accordingly, in February 2015, the SBIF introduced a draft of these rules for comment and discussion.  On July 31, 2015, the SBIF released a new set of liquidity requirements for banks (Circular No. 3,585) establishing reporting requirements for local banks with respect to management and measurement of each bank’s liquidity position.  The guidelines require local banks to provide certain financial information to regulators as well as the general public, including but not limited to disclosures regarding liquid assets, liabilities, maturity dates and concentration of financial instruments by type of liability and counterparty.  Also, aligned with Basel III, these new rules require banks to report and monitor liquidity ratios such as Liquidity Coverage Ratio (LCR) and Net Stable Funding Ratio (NSFR).

The first stage of these requirements is intended to improve the information—in quantity and quality—about the actual status of banks without imposing specific limits for LCR and NSFR, except cash flows, mismatches for 30-day and 90-days periods.  Under these limits, which existed before the new guidelines, mismatches between modeled cash inflows and cash outflows over 30-day and 90-day periods must not exceed one time and two times the amount of Tier 1 capital held by any bank, respectively.

In March 2016, the Chilean regulator began to require banks to issue reports C47 and C48.  The C47 report focuses on liabilities analysis from the concentration, maturity and renewal points of view. On the other hand, the C48 report gauges LCR and NSFR ratios.  So far, however, the regulator has not established any limits related to these reports. Even though there is no certainty as to when or how these limits will be imposed, we reasonably expect that they could be defined by the second half of 2017. Accordingly, this new rule did not affect our operations and results for the year ended December 31, 2016.

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

Notwithstanding the above, in February 2016, a new tax law was enacted (Law No. 20,899), which simplified the previously mentioned reform by limiting the possibility of choosing between the two alternative tax regimes.  In fact, according to this new amendment to the Chilean tax system, publicly-traded companies will only be subject to the Semi-Integrated Regime.  Consequently, the statutory corporate tax rate for Banco de Chile will be 25.5% in 2017 and 27.0% from 2018 onwards.

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

In addition, Law No. 20,899 permits investors to use 100% of the corporate tax paid by the company as a tax credit, if investors reside in countries that were part of DTAT before January 1, 2017, even though the DTAT was not in force from 2017 onwards. However, this special treatment will only apply until December 31, 2019.

Based on the above, the effective tax rate paid by local (individual) investors or foreign holders from non-DTAT countries would increase up to 44.45%. This would be the effect of adding together both taxes paid by the company on earnings before distributing dividends and taxes paid by this type of investor when receiving those dividends, given the inability to use 100% of the corporate tax expense as tax credit.

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

Auditor Review of Interim Financial Statements

On December 12, 2016 the SBIF published an amendment (Circular No. 3,615) to Chapter C-2 of Compendio de Normas Contables. Through this document, the SBIF required local banks to include in mid-year financial statements (as of June 30 of every fiscal year) an auditor’s review statement in accordance with GAAP. Whereas the financial statements with notes must be sent to the SBIF on the same date they are released to the market, the auditor’s report on such financials must be sent to the regulator before August 15.

ORGANIZATIONAL STRUCTURE

The following diagram presents our current corporate structure, including our subsidiaries and their respective direct ownership interests, as of April 21, 2017:

All of the subsidiaries presented above have their jurisdiction of incorporation in the Republic of Chile.  See “—Business Overview—Principal Business Activities—Operations through Subsidiaries” for more information on our subsidiaries.

In 2014, we began a voluntary dissolution process for Banchile Trade Services Limited in Hong Kong, which was formally declared dissolved as of July 5, 2016

On December 19, 2016, Banco de Chile acquired all of the shares of the Promarket S.A. and that subsidiary was dissolved.

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

As of December 31, 2016, we owned the properties on which 172 of our full-service branches and other points of sale are located (approximately 111,900 square meters of office space).  Also, as of December 31, 2016, we had leased office space for 238 of our full-service branches with office space of approximately 66,630 square meters.  Lastly, the 13 remaining branches and other points of sale were managed through a combined model by which part of the branch surface is owned and the remaining branch surface is under a leasing contract.  Also, in some cases, we entered into special partnership agreements with the property’s owners.

We also own properties throughout Chile for back office and administrative operations, as well as for storage of documents and other purposes.  We believe that our facilities are adequate for our present needs and suitable for their intended purposes.

As of December 31, 2016, we also owned approximately 134,250 square meters in mainly recreational physical facilities in Chile, which we use to assist our employees in maintaining a healthy work and life balance and which we use for incentive and integration activities.

Our 2017 budget for infrastructure expenditures amounts to approximately Ch$20,555 million.  This is intended to finance disbursements associated with renovation and restoration of our main buildings (26.1%), implementation and relocation of branches (45.2%), general maintenance for buildings and distribution network (28.1%), among other disbursements.

SELECTED STATISTICAL INFORMATION

The following information is included for analytical purposes and should be read in conjunction with our audited consolidated financial statements as of and for the year ended December 31, 2016 appearing elsewhere in this annual report and “Item 5.  Operating and Financial Review and Prospects.”

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

The nominal interest rate has been calculated by dividing the amount of interest and inflation adjustment gain or loss during the period by the related average balance, both amounts expressed in Chilean pesos.

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

The following tables set forth, by currency of denomination, average balances and, where applicable, interest amounts and nominal rate for our assets and liabilities under IFRS for the years ended December 31, 2014, 2015 and 2016:

	For the Year Ended December 31,
	2014					2015					2016
	Average Balance		Interest Earned(1)		Average Nominal Rate	Average Balance		Interest Earned(1)		Average Nominal Rate	Average Balance		Interest Earned(1)		Average Nominal Rate
	(In millions of Ch$, except percentages)
IFRS:
Assets
Interest earning assets
Deposits in Central Bank
Ch$	298,688		3,401		1.14%	261,059		2,701		1.03%	198,867		1,951		0.98%
UF	—		—		—	—		—		—	—		—		—
Foreign currency	96,598		497		0.51	119,768		719		0.60	139,734		1.645		1.18
Total	395,286		3,898		0.99	380,827		3,420		0.90	338,601		3,596		1.06
Financial Investments
Ch$	1,102,713		52,006		4.72	1,201,558		43,682		3.64	1,221,189		46,992		3.85
UF	647,066		51,175		7.91	505,870		28,615		5.66	430,986		21,770		5.05
Foreign currency	219,291		9,417		4.29	237,805		9,222		3.88	227,665		10,138		4.45
Total	1,969,070		112,598		5.72	1,945,233		81,519		4.19	1,879,840		78,900		4.20
Loans in advance to Banks
Ch$	602,968		18,938		3.14	1,099,698		28,267		2.57	974,059		32,280		3.31
UF	—		—		—	—		—		—	—		—		—
Foreign currency	—		—		—	—		—		—	—		—		—
Total	602,968		18,938		3.14	1,099,698		28,267		2.57	974,059		32,280		3.31
Commercial loans
Ch$	6,296,574		433,759		6.89	6,353,016		412,854		6.50	6,638,123		447,116		6.74
UF	4,834,705		372,748		7.71	4,786,721		294,792		6.16	5,123,123		270,624		5.28
Foreign currency	2,185,315		51,069		2.34	2,503,652		53,937		2.15	2,524,203		62,054		2.46
Total	13,316,594		857,576		6.44	13,643,389		761,583		5.58	14,285,449		779,794		5.46
Consumer Loans
Ch$	3,068,810		564,660		18.40	3,336,722		565,089		16.94	3,717,567		609,175		16.39
UF	77,674		9,242		11.90	83,464		8,217		9.84	55,514		4,787		8.62
Foreign currency	20,395		—		—	24,649		—		—	29,913		—		—
Total	3,166,879		573,902		18.12	3,444,835		573,306		16.64	3,802,994		613,962		16.14
Residential mortgage loans
Ch$	—		—		—	—		—		—	—		—		—
UF	5,082,293		497,258		9.78	5,826,928		469,633		8.06	6,634,968		447,582		6.75
Foreign currency	—		—		—	—		—		—	—		—		—
Total	5,082,293		497,258		9.78	5,826,928		469,633		8.06	6,634,968		447,582		6.75
Repurchase agreements
Ch$	27,704		1,355		4.89	36,844		1,367		3.71	43,583		1,690		3.88
UF	—		—		—	—		—		—	—		—		—
Foreign currency	—		—		—	—		—		—	—		—		—
Total	27,704		1,355		4.89	36,844		1,367		3.71	43,583		1,690		3.88
Total interest earning assets
Ch$	11,397,457		1,074,119		9.42	12,288,897		1,053,960		8.58	12,793,388		1,139,204		8.90
UF	10,641,738		930,423		8.74	11,202,983		801,257		7.15	12,244,591		744,763		6.08
Foreign currency	2,521,599		60,983		2.42	2,885,874		63,878		2.21	2,921,515		73,837		2.53
Total	Ch$	24,560,794	Ch$	2,065,525	8.41%	Ch$	26,377,754	Ch$	1,919,095	7.28%	Ch$	27,959,494	Ch$	1,957,804	7.00%

(1)             Interest earned includes interest accrued on trading securities.

	For the Year Ended December 31,
	2014			2015			2016
	Average Balance	Interest Earned	Average Nominal Rate	Average Balance	Interest Earned	Average Nominal Rate	Average Balance	Interest Earned	Average Nominal Rate
	(In millions of Ch$, except percentages)
IFRS:
Assets
Non-interest earning assets
Cash and due from banks
Ch$	403,354	—	—	501,644	—	—	592,490	—	—
UF	—	—	—	53	—	—	—	—	—
Foreign currency	367,273	—	—	413,646	—	—	384,132	—	—
Total	770,627	—	—	915,343	—	—	976,622	—	—
Transactions in the course of collection
Ch$	246,658	—	—	327,091	—	—	357,625	—	—
UF	—	—	—	—	—	—	—	—	—
Foreign currency	167,715	—	—	208,630	—	—	200,034	—	—
Total	414,373	—	—	535,721	—	—	557,659	—	—
Allowances for loan losses
Ch$	(477,991)	—	—	(493,583)	—	—	(539,032)	—	—
UF	—	—	—	—	—	—	—	—	—
Foreign currency	—	—	—	—	—	—	—	—	—
Total	(477,991)	—	—	(493,583)	—	—	(539,032)	—	—
Derivatives
Ch$	603,412	—	—	1,022,877	—	—	921,775	—	—
UF	—	—	—	—	—	—	—	—	—
Foreign currency	48,324	—	—	84,612	—	—	153,811	—	—
Total	651,736	—	—	1,107,489	—	—	1,075,586	—	—
Investments in Other Companies
Ch$	20,245	—	—	26,286	—	—	34,537	—	—
UF	—	—	—	—	—	—	—	—	—
Foreign currency	47	—	—	53	—	—	55	—	—
Total	20,292	—	—	26,339	—	—	34,592	—	—
Intangible assets
Ch$	68,359	—	—	64,706	—	—	63,422	—	—
UF	—	—	—	—	—	—	—	—	—
Foreign currency	—	—	—	—	—	—	—	—	—
Total	68,359	—	—	64,706	—	—	63,422	—	—
Fixed assets
Ch$	202,385	—	—	208,804	—	—	217,220	—	—
UF	—	—	—	—	—	—	—	—	—
Foreign currency	—	—	—	—	—	—	—	—	—
Total	202,385	—	—	208,804	—	—	217,220	—	—
Current tax assets
Ch$	—	—	—	—	—	—	2,233	—	—
UF	—	—	—	—	—	—	—	—	—
Foreign currency	—	—	—	—	—	—	—	—	—
Total	—	—	—	—	—	—	2,233	—	—
Deferred tax assets
Ch$	62,783	—	—	94,626	—	—	139,195	—	—
UF	—	—	—	—	—	—	—	—	—
Foreign currency	—	—	—	—	—	—	—	—	—

	For the Year Ended December 31,
	2014					2015					2016
	Average Balance		Interest Earned		Average Nominal Rate	Average Balance		Interest Earned		Average Nominal Rate	Average Balance		Interest Earned		Average Nominal Rate
	(In millions of Ch$, except percentages)
IFRS:
Total	62,783		—		—	94,626		—		—	139,195		—		—
Other assets
Ch$	173,425		—		—	197,903		—		—	194,124		—		—
UF	55,948		—		—	61,970		—		—	61,297		—		—
Foreign currency	100,899		—		—	181,307		—		—	181,709		—		—
Total	330,272		—		—	441,180		—		—	437,130		—		—
Total non-interest earning assets
Ch$	1,302,630		—		—	1,950,354		—		—	1,983,589		—		—
UF	55,948		—		—	62,023		—		—	61,297		—		—
Foreign currency	684,258		—		—	888,248		—		—	919,741		—		—
Total	2,042,836		—		—	2,900,625		—		—	2,964,627		—		—
Total Assets
Ch$	12,700,087		1,074,119		—	14,239,251		1,053,960		—	14,776,977		1,139,204		—
UF	10,697,686		930,423		—	11,265,006		801,257		—	12,305,888		744,763		—
Foreign currency	3,205,857		60,983		—	3,774,122		63,878		—	3,841,256		73,837		—
Total	Ch$	26,603,630	Ch$	2,065,525	—	Ch$	29,278,379	Ch$	1,919,095	—	Ch$	30,924,121	Ch$	1,957,804	—

	For the Year Ended December 31,
	2014					2015					2016
	Average Balance		Interest paid		Average Nominal Rate	Average Balance		Interest paid		Average Nominal Rate	Average Balance		Interest paid		Average Nominal Rate
	(In millions of Ch$, except percentages)
IFRS:
Liabilities
Interest bearing liabilities
Savings accounts
Ch$	6,970,983		271,883		3.90%	7,122,450		236,628		3.32%	7,500,508		270,387		3.60%
UF	1,960,666		148,381		7.57	1,747,270		91,302		5.23	2,070,071		83,277		4.02
Foreign currency	792,571		2,435		0.31	946,815		2,427		0.26	964,997		4,928		0.51
Total	9,724,220		422,699		4.35	9,816,535		330,357		3.37	10,535,576		358,592		3.40
Repurchase agreements
Ch$	257,477		9,479		3.68	229,496		6,947		3.03	190,464		6,211		3.26
UF	1,741		102		5.86	3,950		268		6.78	167		10		5.99
Foreign currency	3,083		—		—	5,068		1		0.02	2,137		2		—
Total	262,301		9,581		3.65	238,514		7,216		3.03	192,768		6,223		3.23
Borrowings from financial institutions
Ch$	277,597		1,054		0.38	45,340		595		1.31	38,395		848		2.21
UF	9		1		11.11	7		1		14.29	5		—		—
Foreign currency	859,593		6,111		0.71	1,315,459		9,575		0.73	1,182,072		12,656		1.07
Total	1,137,199		7,166		0.63	1,360,806		10,171		0.75	1,220,472		13,504		1.11
Debt issued
Ch$	12,179		2,123		17.43	—		—		—	—		—		—
UF	3,401,241		316,902		9.32	3,904,943		302,669		7.75	4,538,941		282,620		6.23
Foreign currency	1,483,580		25,301		1.71	1,741,176		26,442		1.52	1,524,902		26,969		1.77
Total	4,897,000		344,326		7.03	5,646,119		329,111		5.83	6,063,843		309,589		5.11
Other financial obligations
Ch$	108,487		1,356		1.25	121,817		1,448		1.19	124,419		1,424		1.14
UF	16,690		3,640		21.81	13,498		1,774		13.14	12,716		872		6.86
Foreign currency	64,982		20		0.03	44,407		92		0.21	28,386		55		0.19
Total	190,159		5,016		2.64	179,722		3,314		1.84	165,521		2,351		1.42
Total interest bearing liabilities
Ch$	7,626,723		285,895		3.75	7,519,103		245,618		3.27	7,853,786		278,870		3.55
UF	5,380,347		469,026		8.72	5,669,668		396,014		6.98	6,621,900		366,779		5.54
Foreign currency	3,203,809		33,867		1.06	4,052,925		38,537		0.95	3,702,494		44,610		1.20
Total	Ch$	16,210,879	Ch$	788,788	4.87%	Ch$	17,241,696	Ch$	680,169	3.94%	Ch$	18,178,180	Ch$	690,259	3.80%

	For the Year Ended December 31,
	2014			2015			2016
	Average Balance	Interest paid	Average Nominal Rate	Average Balance	Interest paid	Average Nominal Rate	Average Balance	Interest paid	Average Nominal Rate
	(In millions of Ch$, except percentages)
IFRS:
Liabilities
Non-interest bearing liabilities
Current account and demand deposits
Ch$	5,109,950	—	—	5,727,221	—	—	6,089,301	—	—
UF	185,098	—	—	285,412	—	—	223,395	—	—
Foreign currency	929,007	—	—	1,116,853	—	—	1,348,922	—	—
Total	6,224,055	—	—	7,129,486	—	—	7,661,618	—	—
Transactions in the course of payment
Ch$	108,117	—	—	171,724	—	—	195,806	—	—
UF	—	—	—	—	—	—	—	—	—
Foreign currency	138,669	—	—	206,378	—	—	209,656	—	—
Total	246,786	—	—	378,102	—	—	405,462	—	—
Derivatives
Ch$	588,001	—	—	941,672	—	—	896,551	—	—
UF	—	—	—	—	—	—	—	—	—
Foreign currency	68,076	—	—	95,387	—	—	151,409	—	—
Total	656,077	—	—	1,037,059	—	—	1,047,960	—	—
Current tax liabilities
Ch$	3,864	—	—	11,461	—	—	—	—	—
UF	—	—	—	—	—	—	—	—	—
Foreign currency	—	—	—	—	—	—	—	—	—
Total	3,864	—	—	11,461	—	—	—	—	—
Deferred tax liabilities
Ch$	—	—	—	—	—	—	—	—	—
UF	—	—	—	—	—	—	—	—	—
Foreign currency	—	—	—	—	—	—	—	—	—
Total	—	—	—	—	—	—	—	—	—
Provisions
Ch$	183,730	—	—	126,682	—	—	154,399	—	—
UF	—	—	—	—	—	—	—	—	—
Foreign currency	—	—	—	—	—	—	—	—	—
Total	183,730	—	—	126,682	—	—	154,399	—	—
Other liabilities
Ch$	193,974	—	—	212,265	—	—	255,935	—	—
UF	17,654	—	—	17,226	—	—	16,023	—	—
Foreign currency	27,810	—	—	12,007	—	—	10,410	—	—
Total	239,438	—	—	241,498	—	—	282,368	—	—
Equity
Ch$	2,838,801	—	—	3,112,395	—	—	3,194,134	—	—
UF	—	—	—	—	—	—	—	—	—
Foreign currency	—	—	—	—	—	—	—	—	—
Total	2,838,801	—	—	3,112,395	—	—	3,194,134	—	—
Total non-interest bearing liabilities and equity
Ch$	9,026,437	—	—	10,303,420	—	—	10,786,126	—	—
UF	202,752	—	—	302,638	—	—	239,418	—	—
Foreign currency	1,163,562	—	—	1,430,625	—	—	1,720,397	—	—

	For the Year Ended December 31,
	2014			2015			2016
	Average Balance	Interest paid	Average Nominal Rate	Average Balance	Interest paid	Average Nominal Rate	Average Balance	Interest paid	Average Nominal Rate
	(In millions of Ch$, except percentages)
IFRS:
Total	10,392,751	—	—	12,036,683	—	—	12,745,941	—	—
Total liabilities and equity
Ch$	16,653,160	285,895	—	17,822,523	245,618	—	18,639,912	278,870	—
UF	5,583,099	469,026	—	5,972,306	396,014	—	6,861,318	366,779	—
Foreign currency	4,367,371	33,867	—	5,483,550	38,537	—	5,422,891	44,610	—
Total	26,603,630	788,788	—	29,278,379	680,169	—	30,924,121	690,259	—

Interest Earning Assets and Net Interest Margin

The following table sets forth, by currency of denomination, the levels of our average interest earning assets and net interest, and illustrates the comparative margins obtained, for the years ended December 31, 2014, 2015 and 2016:

	For the Year Ended December 31,
	2014		2015		2016
IFRS:
Total average interest earning assets
Ch$	Ch$	11,397,457	Ch$	12,288,897	Ch$	12,793,388
UF	10,641,738		11,202,983		12,244,591
Foreign currency	2,521,599		2,885,874		2,921,515
Total	24,560,794		26,377,754		27,959,494
Net interest earned (including interest earned on trading securities)(1)
Ch$	788,224		808,342		860,334
UF	461,397		405,243		377,984
Foreign currency	27,116		25,341		29,227
Total	Ch$	1,276,737	Ch$	1,238,926	Ch$	1,267,545
Net interest margin, nominal basis(2)
Ch$	6.92%		6.58%		6.72%
UF	4.34		3.62		3.09
Foreign currency	1.08		0.88		1.00
Total	5.20%		4.70%		4.53%

(1)         Net interest earned is defined as interest revenue earned less interest expense incurred.

(2)         Net interest margin, nominal basis is defined as net interest earned divided by average interest earning assets.

Changes in Net Interest Income—Volume and Rate Analysis

The following tables compare, by currency of denomination, changes in our net interest revenue between 2014 and 2015, as well as 2015 and 2016, caused by (i) changes in the average volume of interest earning assets and interest bearing liabilities and (ii) changes in their respective nominal interest rates.  Volume and rate variances were calculated based on movements in average balances over the period and changes in nominal interest rate, average interest earning assets and average interest bearing liabilities.  The net change attributable to changes in both volume and rate has been allocated proportionately to the change in volume and the change in rate.

	Increase (Decrease) from 2014 to 2015 due to changes in		Net Change from 2014 to	Increase (Decrease) from 2015 to 2016 due to changes in		Net Change from 2015 to
	Volume	Rate	2015	Volume	Rate	2016
	(in millions of Ch$)
IFRS:
Assets
Interest earning assets
Deposits in Central Bank
Ch$	(406)	(294)	(700)	(616)	(134)	(750)
UF	—	—	—	—	—	—
Foreign currency	131	91	222	137	789	926
Total	(275)	(203)	(478)	(479)	655	176
Financial investments
Ch$	4,361	(12,685)	(8,324)	717	2,963	3,680
UF	(9,787)	(12,773)	(22,560)	(3,973)	(2,872)	(6,845)
Foreign currency	759	(954)	(195)	(406)	1,322	916
Total	(4,667)	(26,412)	(31,079)	(3,662)	1,413	(2,249)
Loans in advance to bank
Ch$	13,280	(3,951)	9,329	(3,494)	7,507	4,013
UF	—	—	—	—	—	—
Foreign currency	—	—	—	—	—	—
Total	13,280	(3,951)	9,329	(3,494)	7,507	4,013
Commercial loans
Ch$	3,858	(24,763)	(20,905)	18,901	15,361	34,262
UF	(3,664)	(74,292)	(77,956)	19,743	(43,911)	(24,168)
Foreign currency	7,061	(4,193)	2,868	446	7,671	8,117
Total	7,255	(103,248)	(95,993)	39,090	(20,879)	18,211
Consumer loans
Ch$	47,243	(46,814)	429	62,869	(18,783)	44,086
UF	653	(1,678)	(1,025)	(2,502)	(928)	(3,430)
Foreign currency	—	—	—	—	—	—
Total	47,896	(48,492)	(596)	60,367	(19,711)	40,656
Residential mortgage loans
Ch$	—	—	—	—	—	—
UF	67,027	(94,652)	(27,625)	60,246	(82,297)	(22,051)
Foreign currency	—	—	—	—	—	—
Total	67,027	(94,652)	(27,625)	60,246	(82,297)	(22,051)
Repurchase agreement
Ch$	385	(373)	12	259	64	323
UF	—	—	—	—	—	—
Foreign currency	—	—	—	—	—	—
Total	385	(373)	12	259	64	323
Total interest earning assets
Ch$	68,721	(88,880)	(20,159)	78,636	6,978	85,614
UF	54,229	(183,395)	(129,166)	73,514	(130,008)	(56,494)
Foreign currency	7,951	(5,056)	2,895	177	9,782	9,959
Total	130,901	(277,331)	(146,430)	152,327	(113,248)	39,079

	Increase (Decrease) from 2014 to 2015 due to changes in		Net Change from 2014 to	Increase (Decrease) from 2015 to 2016 due to changes in		Net Change from 2015 to
	Volume	Rate	2015	Volume	Rate	2016
	(in millions of Ch$)
IFRS:
Liabilities
Interest bearing liabilities
Savings accounts and time deposits
Ch$	5,796	(41,051)	(35,255)	12,971	20,788	33,759
UF	(14,849)	(42,230)	(57,079)	15,139	(23,164)	(8,025)
Foreign currency	431	(439)	(8)	47	2,454	2,501
Total	(8,622)	(83,720)	(92,342)	28,157	78	28,235
Repurchase agreements
Ch$	(961)	(1,571)	(2,532)	(1,244)	508	(736)
UF	148	18	166	(230)	(28)	(258)
Foreign currency	—	1	1	(1)	2	1
Total	(813)	(1,552)	(2,365)	(1,475)	482	(993)
Borrowing from financial institutions
Ch$	(1,432)	973	(459)	(103)	356	253
UF	—	—	—	—	(1)	(1)
Foreign currency	3,315	149	3,464	(1,052)	4,133	3,081
Total	1,883	1,122	3,005	(1,155)	4,488	3,333
Debt issued
Ch$	(1,061)	(1,062)	(2,123)	—	—	—
UF	43,236	(57,469)	(14,233)	44,770	(64,819)	(20,049)
Foreign currency	4,098	(2,957)	1,141	(3,517)	4,044	527
Total	46,273	(61,488)	(15,215)	41,253	(60,775)	(19,522)
Other financial obligation
Ch$	161	(69)	92	31	(55)	(24)
UF	(606)	(1,260)	(1,866)	(97)	(805)	(902)
Foreign currency	(8)	80	72	(31)	(6)	(37)
Total	(453)	(1,249)	(1,702)	(97)	(866)	(963)
Total interest bearing liabilities
Ch$	2,503	(42,780)	(40,277)	11,655	21,597	33,252
UF	27,929	(100,941)	(73,012)	59,582	(88,817)	(29,235)
Foreign currency	7,836	(3,166)	4,670	(4,554)	10,627	6,073
Total	38,268	(146,887)	(108,619)	66,683	(56,593)	10,090

Financial Investments

Financial assets held for trading:

The following table sets forth a breakdown of instruments classified as financial assets held-for-trading, included in our investment portfolio:

	As of December 31,						Weighted Average Nominal Rate as of December 31,
	2014		2015		2016		2016
	(in millions of Ch$)%
IFRS:
Instruments issued by the Chilean Government and the Central Bank:
Central Bank bonds	Ch$	13,906	Ch$	46,068	Ch$	30,546	3.61%
Central Bank promissory notes	2,996		103,832		393,019		3.33
Other instruments issued by the Chilean Government and the Central Bank	71,968		100,016		58,781		5.53
Other securities issued in Chile:
Mortgage bonds from domestic banks	9		—		—		—
Bonds from domestic banks	3,197		21		21		4.46
Deposits in domestic banks	199,665		583,217		896,534		3.64
Bonds from other Chilean companies	1,351		—		—		—
Other instruments issued in Chile	366		10,420		672		—
Instruments issued by foreign institutions:
Instruments from foreign governments or central banks	—		—		—		—
Other instruments issued abroad	—		—		385		—
Total	Ch$	293,458	Ch$	843,574	Ch$	1,379,958	3.63%

“Other securities issued in Chile” includes instruments sold under repurchase agreements with customers and financial instruments, amounting to Ch$148,525 million as of December 31, 2014, Ch$149,333 million as of December 31, 2015 and Ch$159,803 million as of December 31, 2016.  Instruments issued by the Chilean government and the Central Bank include instruments sold under agreements to repurchase to customers and financial institutions.  For these instruments, there was no balance as of December 31, 2014, a total balance of Ch$9,244 million as of December 31, 2015 and a total balance of Ch$21,789 million for the year ended December 31, 2016.

Investment Portfolio:

The detail of instruments classified as financial assets available-for-sale and as financial assets held-to-maturity is as follows:

Financial assets available-for-sale

	As of December 31,						Weighted average nominal rate as of December 31,
	2014		2015		2016		2016
	(in millions of Ch$)%
IFRS:
Instruments issued by the Chilean Government and the Central Bank:
Bonds issued by the Chilean Government and the Central Bank	Ch$	28,795	Ch$	36,258	Ch$	20,944	3.48%
Promissory notes issued by the Chilean Government and the Central Bank	149,755		—		—		—
Other instruments	160,774		50,250		38,256		2.31
Other instruments issued in Chile:
Equity instruments valued at cost	358		366		54		—
Equity instruments valued at fair value	8,249		6,896		5,258		—
Mortgage bonds from domestic banks	96,294		87,610		108,933		3.52
Bonds from domestic banks	251,231		83,960		7,973		4.65
Deposits from domestic banks	657,467		450,976		24,032		3.99
Bonds from other Chilean companies	29,519		17,766		29,525		3.43
Other instruments	162,829		191,537		138,322		5.93
Instruments issued by Foreign Institutions:
Instruments from foreign governments or central banks	—		—		—		—
Other instruments issued abroad	63,525		81,644		1,173		—
Total	Ch$	1,608,796	Ch$	1,007,263	Ch$	374,470	4.35%

The portfolio of financial assets available-for-sale included net unrealized gains of Ch$40,929 million, Ch$45,815 million and Ch$6,045 million as of December 31, 2014, 2015, and 2016, respectively.  These unrealized gains are accounted in equity under other comprehensive income.

Financial assets held to maturity

There were no securities reported under this category as of December 31, 2014, 2015 and 2016.

Maturity of Financial Investments:

The maturities of financial assets held-for-trading and financial assets available-for-sale as of December 31, 2014, 2015 and 2016 were as follows:

	As of December 31, 2014
	Due within 1 year		Weighted Average Nominal Rate	Due after 1 year but within 5 years		Weighted Average Nominal Rate	Due after 5 year but within 10 years		Weighted Average Nominal Rate	Due after 10 years		Weighted Average Nominal Rate	Total
	(millions of Ch$, except percentages)
Financial assets held for trading:
Instruments issued by the Chilean Government and the Central Bank:
Central Bank bonds	Ch$	13,906	2.95%	Ch$	—	—%	Ch$	—	—%	Ch$	—	—%	Ch$	13,906
Central Bank promissory notes	2,996		2.76	—		—	—		—	—		—	2,996
Other instruments issued by the Chilean Government and the Central Bank	71,968		3.07	—		—	—		—	—		—	71,968
Other securities issued in Chile:
Mortgage bonds from domestic banks	9		3.75	—		—	—		—	—		—	9
Bonds from domestic banks	3,197		4.93	—		—	—		—	—		—	3,197
Deposits in domestic banks	199,665		3.77	—		—	—		—	—		—	199,665
Bonds from other Chilean companies	1,351		12.01	—		—	—		—	—		—	1,351
Other instruments issued in Chile	366		—	—		—	—		—	—		—	366
Instruments issued by foreign institutions:
Instruments from foreign governments or central banks	—		—	—		—	—		—	—		—	—
Other instruments issued abroad	—		—	—		—	—		—	—		—	—
Total	Ch$	293,458	3.60%	Ch$	—	—	Ch$	—	—%	Ch$	—	—%	Ch$	293,458

	As of December 31, 2015
	Due within 1 year		Weighted Average Nominal Rate	Due after 1 year but within 5 years		Weighted Average Nominal Rate	Due after 5 year but within 10 years		Weighted Average Nominal Rate	Due after 10 years		Weighted Average Nominal Rate	Total
	(millions of Ch$, except percentages)
Financial assets held for trading:
Instruments issued by the Chilean Government and the Central Bank:
Central Bank bonds	Ch$	46,068	1.49%	Ch$	—	—%	Ch$	—	—%	Ch$	—	—%	Ch$	46,068
Central Bank promissory notes	103,832		2.92	—		—	—		—	—		—	103,832
Other instruments issued by the Chilean Government and the Central Bank	100,016		1.92	—		—	—		—	—		—	100,016
Other securities issued in Chile:
Mortgage bonds from domestic banks	—		—	—		—	—		—	—		—	—
Bonds from domestic banks	21		5.41	—		—	—		—	—		—	21
Deposits in domestic banks	583,217		4.00	—		—	—		—	—		—	583,217
Bonds from other Chilean companies	—		—	—		—	—		—	—		—	—
Other instruments issued in Chile	10,420		—	—		—	—		—	—		—	10,420
Instruments issued by foreign institutions:
Instruments from foreign governments or central banks	—		—	—		—	—		—	—		—	—
Other instruments issued abroad	—		—	—		—	—		—	—		—	—
Total	Ch$	843,574	3.48%	Ch$	—	—	Ch$	—	—%	Ch$	—	—%	Ch$	843,574

As of December 31, 2016
Due within 1 year	Weighted Average Nominal Rate	Due after 1 year but within 5 years	Weighted Average Nominal Rate	Due after 5 year but within 10 years	Weighted Average Nominal Rate	Due after 10 years	Weighted Average Nominal Rate	Total
(millions of Ch$, except percentages)
Financial assets held for trading:
Instruments issued by the Chilean Government and the Central Bank:
Central Bank bonds	Ch$	30,546	3.61%	Ch$	—	—%	Ch$	—	—%	Ch$	—	—%	Ch$	30,546
Central Bank promissory notes	393,019	3.33	—	—	—	—	—	—	393,019
Other instruments issued by the Chilean Government and the Central Bank	58,781	5.53	—	—	—	—	—	—	58,781
Other securities issued in Chile:	—	—	—	—	—	—
Mortgage bonds from domestic banks	—	—	—	—	—	—	—	—	—
Bonds from domestic banks	21	4.46	—	—	—	—	—	—	21
Deposits in domestic banks	896,534	3.64	—	—	—	—	—	—	896,534
Bonds from other Chilean companies	—	—	—	—	—	—	—	—	—
Other instruments issued in Chile	672	—	—	—	—	—	—	—	672
Instruments issued by foreign institutions:	—	—	—	—	—	—
Instruments from foreign governments or central banks	—	—	—	—	—	—	—	—	—
Other instruments issued abroad	385	—	—	—	—	—	—	—	385
Total	Ch$	1,379,958	3,63%	Ch$	—	—	Ch$	—	—%	Ch$	—	—%	Ch$	1,379,958

	As of December 31, 2014
	Due within 1 year		Weighted Average Nominal Rate	Due after 1 year but within 5 years		Weighted Average Nominal Rate	Due after 5 year but within 10 years		Weighted Average Nominal Rate	Due after 10 years		Weighted Average Nominal Rate	Total
	(millions of Ch$, except percentages)
Financial assets available-for-sale:
Instruments issued by the Chilean Government and the Central Bank:
Bonds issued by the Chilean Government and the Central Bank	Ch$	8,137	3.27%	Ch$	20,501	3.28%	Ch$	157	4.04%	Ch$	—	—%	Ch$	28,795
Promissory notes issued by the Chilean Government and the Central Bank	149,755		2.81	—		—	—		—	—		—	149,755
Other instruments	19,341		3.42	64,457		3.48	52,937		4.67	24,039		4.06	160,774
Other instruments issued in Chile:
Equity instruments valued at cost	—		—	—		—	—		—	358		—	358
Equity instruments valued at fair value	—		—	—		—	—		—	8,249		—	8,249
Mortgage bonds from domestic banks	9,468		4.04	36,374		4.04	34,374		4.07	16,078		3.96	96,294
Bonds from domestic banks	31,034		3.07	124,048		3.07	91,239		3.07	4,910		3.33	251,231
Deposits from domestic banks	612,883		4.07	44,584		3.41	—		—	—		—	657,467
Bonds from other Chilean companies	1,576		4.28	10,829		5.49	5,260		3.97	11,854		3.75	29,519
Other instruments	17,389		6.36	92,670		6.00	49,845		5.92	2,925		7.17	162,829
Instruments issued by Foreign Institutions:
Instruments from foreign governments or central banks	—		—	—		—	—		—	—		—	—
Other instruments issued abroad	—		—	3,211		5.09	1,938		5.00	58,376		—	63,525
Total	Ch$	849,583	3.84%	Ch$	396,674	4.04%	Ch$	235,750	4.21%	Ch$	126,789	4.06%	Ch$	1,608,796

	As of December 31, 2015
	Due within 1 year		Weighted Average Nominal Rate	Due after 1 year but within 5 years		Weighted Average Nominal Rate	Due after 5 year but within 10 years		Weighted Average Nominal Rate	Due after 10 years		Weighted Average Nominal Rate	Total
	(millions of Ch$, except percentages)
Financial assets available-for-sale:
Instruments issued by the Chilean Government and the Central Bank:
Bonds issued by the Chilean Government and the Central Bank	Ch$	10,781	4.32%	Ch$	25,477	4.35%	Ch$	—	—%	Ch$	—	—%	Ch$	36,258
Promissory notes issued by the Chilean Government and the Central Bank	—		—	—		—	—		—	—		—	—
Other instruments	20,547		1.99	29,124		2.68	577		2.99	2		3.34	50,250
Other instruments issued in Chile:
Equity instruments valued at cost	—		—	—		—	—		—	366		—	366
Equity instruments valued at fair value	—		—	—		—	—		—	6,896		—	6,896
Mortgage bonds from domestic banks	9,528		3.89	35,267		3.94	30,141		3.99	12,674		3.99	87,610
Bonds from domestic banks	12,189		3.10	48,551		3.09	22,119		3.05	1,101		3.45	83,960
Deposits from domestic banks	420,467		4.25	30,509		5.13	—		—	—		—	450,976
Bonds from other Chilean companies	2,093		6.80	11,519		6.89	1,543		5.82	2,611		5.58	17,766
Other instruments	15,751		6.44	94,946		6.01	77,520		5.48	3,320		7.17	191,537
Instruments issued by Foreign Institutions:
Instruments from foreign governments or central banks	—		—	—		—	—		—	—		—	—
Other instruments issued abroad	81,644		—	—		—	—		—	—		—	81,644
Total	Ch$	573,000	3.60%	Ch$	275,393	4.66%	Ch$	131,900	4.73%	Ch$	26,970	4.71%	Ch$	1,007,263

	As of December 31, 2016
	Due within 1 year		Weighted Average Nominal Rate	Due after 1 year but within 5 years		Weighted Average Nominal Rate	Due after 5 year but within 10 years		Weighted Average Nominal Rate	Due after 10 years		Weighted Average Nominal Rate	Total
	(millions of Ch$, except percentages)
Financial assets available-for-sale:
Instruments issued by the Chilean Government and the Central Bank:
Bonds issued by the Chilean Government and the Central Bank	Ch$	12,186	3.46%	Ch$	8,758	3.52%	Ch$	—	—%	Ch$	—	—%	Ch$	20,944
Promissory notes issued by the Chilean Government and the Central Bank	—		—	—		—	—		—	—		—	—
Other instruments	9,880		1.84	27,912		2.47	464		2.77	—		—	38,256
Other instruments issued in Chile:
Equity instruments valued at cost	—		—	—		—	—		—	54		—	54
Equity instruments valued at fair value	—		—	—		—	—		—	5,258		—	5,258
Mortgage bonds from domestic banks	11,497		3.41	41,606		3.57	34,396		3.52	21,434		3.42	108,933
Bonds from domestic banks	2,670		4.86	4,901		4.67	402		2.91	—		—	7,973
Deposits from domestic banks	24,032		3.99	—		—	—		—	—		—	24,032
Bonds from other Chilean companies	2,842		3.66	11,367		3.66	8,765		3.07	6,551		3.41	29,525
Other instruments	11,070		6.84	81,812		5.96	42,340		5.55	3,100		7.17	138,322
Instruments issued by Foreign Institutions:
Instruments from foreign governments or central banks	—		—	—		—	—		—	—		—	—
Other instruments issued abroad	—		—	—		—	—		—	1,173		—	1,173
Total	Ch$	74,177	3.97%	Ch$	176,356	4.54%	Ch$	86,367	4.46%	Ch$	37,570	3.79%	Ch$	374,470

Loan Portfolio

The following table sets forth our loans by type of loan and risk classification.  All loan amounts stated below are before deduction of allowances for loan losses.

	As of December 31,
	2012		2013		2014		2015		2016
	(in millions of Ch$)
IFRS:
Commercial loans:
Commercial loans	Ch$	8,544,960	Ch$	9,891,258	Ch$	9,626,704	Ch$	10,818,501	Ch$	11,039,827
Foreign trade loans	1,240,955		1,154,681		1,266,799		1,443,245		1,269,022
Current account debtors	189,399		259,289		310,135		239,228		213,849
Factoring transactions	606,137		524,059		478,735		486,833		510,341
Student loans(1)	—		—		—		—		42,687
Commercial lease transactions	1,113,272		1,209,747		1,381,522		1,375,056		1,351,112
Other loans and accounts receivable	40,647		39,939		46,851		58,302		72,197
Subtotal	11,735,370		13,078,973		13,110,746		14,421,165		14,499,035
Mortgage loans:
Mortgage bonds	109,215		87,354		70,104		53,620		40,505
Endorsable mortgage loans	151,206		122,905		104,175		84,644		68,558
Other residential real estate mortgage loans	3,937,766		4,516,822		5,237,631		6,257,907		6,807,744
Residential lease transactions	27		24		21		17		13
Other loans and accounts receivable	453		5,202		6,692		8,798		7,946
Subtotal	4,198,667		4,732,307		5,418,623		6,404,986		6,924,766
Consumer loans:
Consumer loans in installments	1,912,483		2,043,955		2,206,324		2,433,236		2,488,960
Current account debtors	245,066		240,952		271,820		296,859		329,220
Credit card debtors	679,986		783,782		883,010		1,016,349		1,155,676
Consumer lease transactions	—		—		—		—		—
Other loans and accounts receivable	189		801		810		831		767
Subtotal	2,837,724		3,069,490		3,361,964		3,747,275		3,974,623
Total loans	Ch$	18,771,761	Ch$	20,880,770	Ch$	21,891,333	Ch$	24,573,426	Ch$	25,398,424

(1)         Prior to 2016, student loans were allocated within consumer loans. Starting January 1, 2016, the SBIF requested a change in the classification of this type of loan.

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

Maturity and Interest Rate Sensitivity of Loans as of December 31, 2016

The following table sets forth an analysis by type and time remaining to maturity of our loans as of December 31, 2016:

	Balances as of December 31, 2016		Due within 1 month	Due after 1 month but within 6 months	Due after 6 months but within 12 months	Due after 1 year but within 3 years	Due after 3 years but within 5 years	Due after 5 years
	(in millions of Ch$)
IFRS:
Commercial Loans:
Commercial loans	Ch$	11,039,827	1,163,082	2,504,629	1,602,420	2,459,386	1,615,434	1,694,876
Foreign trade loans	1,269,022		225,660	809,329	184,389	26,862	19,205	3,577
Current account debtors	213,849		213,849	—	—	—	—	—
Factoring loans	510,341		285,527	206,521	6,322	11,724	247	—
Student loans	42,687		907	14,664	5,068	8,660	5,657	7,731
Leasing loans	1,351,112		45,837	177,042	191,951	482,726	216,318	237,238
Other loans	72,197		72,197	—	—	—	—	—
Subtotal	14,499,035		2,007,059	3,712,185	1,990,150	2,989,358	1,856,861	1,943,422
Mortgage Loans:
Mortgage bonds	40,505		1,546	3,758	4,633	14,179	8,682	7,707
Endorsable mortgage loans	68,558		1,204	4,542	5,312	18,554	13,316	25,630
Residential mortgage loans	6,807,744		38,341	149,819	182,139	747,751	766,887	4,922,717
Credits from ANAP	13		13	—	—	—	—	—
Other loans	7,946		2,219	5,456	271	—	—	—
Subtotal	6,924,766		43,413	163,575	192,355	780,484	788,885	4,956,054
Consumer Loans:
Consumer loans	2,488,960		120,927	433,297	430,772	1,120,666	352,503	30,795
Current accounts debtors	329,220		329,220	—	—	—	—	—
Credit card	1,155,676		1,155,676	—	—	—	—	—
Other loans	767		767	—	—	—	—	—
Subtotal	3,974,623		1,606,590	433,297	430,772	1,120,666	352,503	30,795
Total Loans	Ch$	25,398,424	3,657,062	4,309,057	2,613,277	4,890,508	2,998,249	6,930,271

The following table sets forth a breakdown by variable and fixed rate of our outstanding loans due after one year as of December 31, 2016:

	As of December 31, 2016
	(in millions of Ch$)
IFRS:
Variable rate
Ch$	Ch$	765,192
UF	706,111
Foreign currency	552,542
Total	2,023,845
Fixed rate
Ch$	3,151,758
UF	9,491,300
Foreign currency	152,125
Total	12,795,183
Total	Ch$	14,819,028

Loans by Economic Activity

The following table sets forth under IFRS, at the dates indicated, an analysis of our loan portfolio based on the borrower’s principal economic activity.  Loans to individuals for business purposes are allocated to their respective economic activity.

	As of December 31,
	2012			2013			2014			2015			2016
	Loan Portfolio		% of Loan Portfolio	Loan Portfolio		% of Loan Portfolio	Loan Portfolio		% of Loan Portfolio	Loan Portfolio		% of Loan Portfolio	Loan Portfolio		% of Loan Portfolio
	(in millions of Ch$, except percentages)
IFRS:
Agriculture, Livestock, Forestry,Agribusiness, Fishing:
Agriculture and livestock	Ch$	380,239	2.43%	Ch$	425,905	2.04%	Ch$	452,077	2.07%	Ch$	519,828	2.12%	Ch$	496,354	1.95%
Fruit	318,241		1.70	365,930		1.75	381,528		1.74	528,295		2.15	558,276		2.20
Forestry and wood extraction	125,236		0.67	122,270		0.59	118,034		0.54	136,990		0.56	130,239		0.51
Fishing	311,477		1.25	219,173		1.05	261,375		1.19	351,531		1.42	264,042		1.04
Subtotal	1,135,193		6.05	1,133,278		5.43	1,213,014		5.54	1,536,644		6.25	1,448,911		5.70
Mining and Petroleum:
Mining and quarries	372,437		1.98	340,045		1.63	362,276		1.65	545,375		2.22	432,822		1.70
Natural gas and crude oil extraction	—		—	—		—	—		—	—		—	—		—
Subtotal	372,437		1.98	340,045		1.63	362,276		1.65	545,375		2.22	432,822		1.70
Manufacturing:
Tobacco, food and beverages	499,700		2.66	516,540		2.47	510,127		2.33	481,634		1.96	491,813		1.94
Textiles, clothing and leather goods	167,500		0.89	51,379		0.25	56,036		0.26	51,413		0.21	58,740		0.23
Wood and wood products	31,055		0.17	26,142		0.13	60,603		0.28	58,536		0.24	53,696		0.21
Paper, printing and publishing	60,355		0.32	64,281		0.31	49,948		0.23	42,387		0.17	38,254		0.15
Oil refining, carbon and rubber	64,708		0.34	249,481		1.19	338,582		1.55	480,180		1.95	418,376		1.65
Production of basic metal, non-mineral, machine and equipment	356,290		1.90	251,842		1.21	363,444		1.66	349,691		1.42	333,112		1.31
Other manufacturing industries	201,386		1.08	205,896		0.98	127,852		0.58	162,675		0.67	167,746		0.66
Subtotal	1,380,994		7.36	1,365,562		6.54	1,506,592		6.89	1,626,516		6.62	1,561,737		6.15
Electricity, Gas and Water:
Electricity, gas and water	328,763		1.75	531,973		2.55	442,068		2.02	473,172		1.93	566,438		2.23
Subtotal	328,763		1.75	531,973		2.55	442,068		2.02	473,172		1.93	566,438		2.23
Construction:
Residential buildings	1,074,856		5.73	1,306,852		6.26	1,365,105		6.24	1,511,259		6.15	1,574,923		6.20
Other constructions	177,690		0.94	151,229		0.72	69,405		0.32	74,681		0.30	72,939		0.29
Subtotal	1,252,546		6.67	1,458,081		6.98	1,434,510		6.56	1,585,940		6.45	1,647,862		6.49
Commerce:
Wholesale	921,459		4.91	1,087,933		5.21	1,220,832		5.58	1,270,802		5.17	1,149,473		4.53
Retail, restaurants and hotels	1,403,210		7.47	1,465,032		7.02	1,194,009		5.45	1,078,762		4.39	1,094,001		4.31
Subtotal	2,324,669		12.38	2,552,965		12.23	2,414,841		11.03	2,349,564		9.56	2,243,474		8.84
Transport, Storage and Communications:
Transport and storage	1,397,741		7.45	1,493,043		7.15	1,610,818		7.36	1,627,835		6.62	1,590,546		6.26
Communications	72,617		0.38	109,305		0.52	59,673		0.27	40,793		0.17	46,448		0.18
Subtotal	1,470,358		7.83	1,602,348		7.67	1,670,491		7.63	1,668,628		6.79	1,636,994		6.44
Financial Services:
Financial and insurance companies	1,796,921		9.57	2,009,136		9.62	1,811,389		8.27	2,048,001		8.33	2,058,774		8.11
Real estate and other financial services	57,650		0.31	41,119		0.20	87,727		0.40	82,945		0.34	57,429		0.22

	As of December 31,
	2012			2013			2014			2015			2016
	Loan Portfolio		% of Loan Portfolio	Loan Portfolio		% of Loan Portfolio	Loan Portfolio		% of Loan Portfolio	Loan Portfolio		% of Loan Portfolio	Loan Portfolio		% of Loan Portfolio
	(in millions of Ch$, except percentages)
IFRS:
Subtotal	1,854,571		9.88	2,050,255		9.82	1,899,116		8.67	2,130,946		8.67	2,116,203		8.33
Community, Social and Personal Services:
Community, social and personal services	1,310,573		6.98	1,631,412		7.81	1,587,473		7.25	1,668,346		6.79	1,937,428		7.63
Subtotal	1,310,573		6.98	1,631,412		7.81	1,587,473		7.25	1,668,346		6.79	1,937,428		7.63
Others	311,476		1.67	421,848		2.02	580,365		2.65	836,034		3.41	907,166		3.57
Consumer Loans	2,831,514		15.08	3,060,696		14.66	3,361,964		15.36	3,747,275		15.25	3,974,623		15.65
Residential Mortgage Loans	4,198,667		22.37	4,732,307		22.66	5,418,623		24.75	6,404,986		26.06	6,924,766		27.27
Total	Ch$	18,771,761	100.00%	Ch$	20,880,770	100.00%	Ch$	21,891,333	100.00%	Ch$	24,573,426	100.00%	Ch$	25,398,424	100.00%

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

As of December 31,
2012	2013	2014	2015	2016
IFRS:	(in millions of Ch$)
Argentina	Ch$	4,841	Ch$	5,300	Ch$	—	Ch$	—	Ch$	—
Brazil	26,440	13,824	33,295	23,333	14,075
Canada	—	—	—	22,715	—
China	—	—	22,857	—	—
Colombia	4,806	5,270	6,075	—	—
India	14,476	15,855	18,284	—	—
Mexico	57,800	—	61,225	69,670	44,301
Netherlands	3,342	15,666	18,108	35,234	33,527
Panama	—	1,054	—	—	809
Peru	16,497	26,287	33,233	13,177	4,180
Spain	—	—	—	13,480	13,486
Singapore	9,486	—	—	—	—
United Kingdom	7,325	—	—	—	—
United States	17,472	21,971	—	21,261	—
Total	Ch$	162,485	Ch$	105,227	Ch$	193,077	Ch$	198,870	Ch$	110,378

As a result of the economic and financial uncertainty observed in the Euro zone since the financial turmoil of 2008, the Bank is constantly monitoring the credit risk condition of certain European countries.  In this line, as of December 31, 2016, the Bank only maintained exposures associated with contingent credits (standby letters of credits and performance bonds) with certain European countries, as follows:

As of December 31, 2016
(in millions of Ch$)
Italy	670
Spain	22,794
Total	23,464

As of December 31, 2016, the Bank does not have any exposure relating to any other product such as:  financial assets available-for-sale, financial assets held for trading, derivatives instruments, working capital, lines of credit, etc. with the countries mentioned in the table above.

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

It is important to note that Banco de Chile organizes its lending business in two business segments, namely, retail banking and wholesale banking. Accordingly, for risk management purposes, Banco de Chile has specialized processes and knowledgeable teams for credit approval in each of these segments,

Retail Banking Segment

Credit risk assessment is carried out through automated models for personal banking and parametric models for SME banking. These models allow us to determine suitable levels of financial burden, payment capacity and desired exposure to credit risk. These are build-in models that depend on information associated with customers’ payment behavior, customers’ borrowings with other banks, similarity to the target market and income segment for personal banking. In the case of SME banking, we add information related to the customer’s main commercial activity and diverse financial information. Based on the accuracy we have achieved with these models over time, we are able to provide our commercial divisions with timely responses to customer requests,

Wholesale Banking Segment

Within wholesale banking, credit risk assessment is executed by means of a case-by-case approach, which is based on subjective credit analysis supported by the judgement of specialized officers. This approach consists of a comprehensive individualized review that considers, among other factors, the credit exposure, the loan tenor, the type of loan, the customer’s financial soundness and collaterals that could be used to back the loan. All of these quantitative and objective factors are supplemented by a SWOT analysis of the customer and projections for the industry in which the company operates. This process is supported by a credit rating model that enables us to homogeneously evaluate each customer while establishing approval attributions depending on the credit exposure.

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

Transactions in which the total customer credit risk is more than Ch$19,761 million require approval from a credit committee, composed of three members of the board of directors and our Chief Executive Officer.  Transactions in which the total customer credit risk is equal to or less than Ch$19,761 million may be approved by other risk officers, depending on the amount involved, as follows:

Approved by	Limit in Ch$
Credit committee, including members of the board of directors	up to legal limits
Chief executive officer, chairman and chief risk officer	up to Ch$19,761 million
Chief executive officer, chairman or chief risk officer (any two of the three)	up to Ch$13,174 million
Chief risk officer and executive vice president of corporate/wholesale banking	up to Ch$10,539 million
Executive credit risk officers and executive vice president of corporate/wholesale banking	up to Ch$9,222 million
Executive credit risk officers and corporate/wholesale area’s executive managers	up to Ch$7,904 million
Senior credit risk officers and corporate/wholesale area’s senior managers	up to Ch$5,270 million
Senior credit risk officers and corporate/wholesale area’s junior managers	up to Ch$2,635 million
Senior credit risk officers and corporate/wholesale/retail area’s department heads	up to Ch$1,581 million
Other department heads	up to Ch$1,054 million
Other officers	up to Ch$263 million

In addition to reviewing the credit limit, the business segment extending the credit must review the terms of the loan, the interest rate and any security to be obtained.

Control and Follow-up

The ongoing control and follow-up of credit risk is the basis for proactive portfolio management and enables us to recognize risk opportunely while detecting and avoiding potential write-offs in advance. In line with the guidelines we follow for credit assessment purposes, we also utilize control and follow-up procedures in accordance with our main business segments.

Retail Banking Segment

We control credit risk in this segment by continuously monitoring customers and market trends. This approach permits us to take corrective measures and implement necessary adjustments in order to keep credit risk aligned with desired levels. In order to achieve this goal, we generate a wide set of management reports addressing the evolution of portfolio expected loss, vintage analysis, past-due at the level of product and segment, in addition to approval guidelines. Further, we have developed statistical models for this segment, which are intended to support the credit assessment process. These models are continuously monitored through back-testing, variable and segmentation stability, among other techniques. This approach enables us to assure the models’ predictive capability over time.

Wholesale Banking Segment

For wholesale banking segment, we control and monitor credit quality by means of a specialized unit, which has developed diverse methodologies and tools that enable us to carry out a centralized systematic monitoring of thresholds on financial ratios, behavior variables and credit ratings. Thus, for companies reporting risk alerts, we execute a focused follow-up that allows us to take corrective measures in advance.

In addition, portfolio follow-up responsibilities include monitoring of conditions established during the assessment process, such a covenants, collateral, specific restrictions for credit approval and borrowing caps, among others.

Analysis of Our Loan Classification

The following tables provide statistical data under IFRS regarding the classification of our loans as of the dates indicated.  As discussed above, our risk analysis system requires that loans to all customers be classified.

	As of December 31, 2012
	Commercial Loans		Residential Mortgage Loans		Consumer Loans		Total Loans		Percentage Loans of Classified
	(in millions of Ch$, except percentages)
IFRS:
Bank’s Credit Rating:
A1	Ch$	40	Ch$	—	Ch$	—	Ch$	40	—%
A2	2,024,110		—		—		2,024,110		20.90
A3	2,642,389		—		—		2,642,389		27.28
A4	1,998,263		—		—		1,998,263		20.63
A5	1,875,478		—		—		1,875,478		19.37
A6	791,133		—		—		791,133		8.15
Normal Portfolio	9,331,413		—		—		9,331,413		96.33
B1	134,201		—		—		134,201		1.39
B2	21,709		—		—		21,709		0.22
B3	41,155		—		—		41,155		0.42
B4	7,306		—		—		7,306		0.08
Substandard Portfolio	204,371		—		—		204,371		2.11
C1	22,521		—		—		22,521		0.23
C2	13,753		—		—		13,753		0.14
C3	5,636		—		—		5,636		0.06
C4	52,562		—		—		52,562		0.54
C5	17,895		—		—		17,895		0.18
C6	36,431		—		—		36,431		0.41
Non-complying Portfolio	148,798		—		—		148,798		1.56
Total Individual Classified Loans	Ch$	9,684,582	—		—		Ch$	9,684,582	100.00%
Normal Portfolio	1,864,800		4,149,264		2,651,351		8,665,415
Non-complying Portfolio	185,988		49,403		186,373		421,764
Total Group Classified Loans	Ch$	2,050,788	Ch$	4,198,667	Ch$	2,837,724	Ch$	9,087,179
Total loans	Ch$	11,735,370	Ch$	4,198,667	Ch$	2,837,724	Ch$	18,771,761
Percentage of Individual Classified Loans	82.52%		—%		—%		51.59%

	As of December 31, 2013
	Commercial Loans		Residential Mortgage Loans		Consumer Loans		Total Loans		Percentage Loans of Classified
	(in millions of Ch$, except percentages)
IFRS:
Bank’s Credit Rating:
A1	Ch$	15,640	Ch$	—	Ch$	—	Ch$	15,640	0.14%
A2	1,926,720		—		—		1,926,720		17.74
A3	3,086,438		—		—		3,086,438		28.41
A4	2,273,914		—		—		2,273,914		20.93
A5	2,347,825		—		—		2,347,825		21.61
A6	832,340		—		—		832,340		7.66
Normal Portfolio	10,482,877		—		—		10,482,877		96.49
B1	123,803		—		—		123,803		1.14
B2	17,687		—		—		17,687		0.16
B3	12,979		—		—		12,979		0.12
B4	69,978		—		—		69,978		0.64
Substandard Portfolio	224,447		—		—		224,447		2.06
C1	26,250		—		—		26,250		0.24
C2	38,634		—		—		38,634		0.36
C3	5,586		—		—		5,586		0.05
C4	21,551		—		—		21,551		0.20
C5	34,115		—		—		34,115		0.31
C6	29,188		—		—		29,188		0.29
Non-complying Portfolio	155,324		—		—		155,324		1.45
Total Individual Classified Loans	Ch$	10,862,648	—		—		Ch$	10,862,648	100.00%
Normal Portfolio	2,011,162		4,662,977		2,856,365		9,530,504
Non-complying Portfolio	205,163		69,330		213,125		487,618
Total Group Classified Loans	Ch$	2,216,325	Ch$	4,732,307	Ch$	3,069,490	Ch$	10,018,122
Total loans	Ch$	13,078,973	Ch$	4,732,307	Ch$	3,069,490	Ch$	20,880,770
Percentage of Individual Classified Loans	83.05%		—%		—%		52.02%

	As of December 31, 2014
	Commercial Loans		Residential Mortgage Loans		Consumer Loans		Total Loans		Percentage Loans of Classified
	(in millions of Ch$, except percentages)
IFRS:
Bank’s Credit Rating:
A1	Ch$	20,405	Ch$	—	Ch$	—	Ch$	20,405	0.19%
A2	2,211,120		—		—		2,211,120		20.19
A3	2,389,952		—		—		2,389,952		21.82
A4	2,372,714		—		—		2,372,714		21.66
A5	2,563,562		—		—		2,563,562		23.40
A6	1,018,489		—		—		1,018,489		9.30
Normal Portfolio	10,576,242		—		—		10,576,242		96.56
B1	73,569		—		—		73,569		0.67
B2	20,126		—		—		20,126		0.18
B3	10,372		—		—		10,372		0.09
B4	72,815		—		—		72,815		0.66
Substandard Portfolio	176,882		—		—		176,882		1.60
C1	40,844		—		—		40,844		0.37
C2	36,257		—		—		36,257		0.33
C3	9,028		—		—		9,028		0.08
C4	21,697		—		—		21,697		0.20
C5	71,134		—		—		71,134		0.65
C6	21,710		—		—		21,710		0.21
Non-complying Portfolio	200,670		—		—		200,670		1.84
Total Individual Classified Loans	Ch$	10,953,794	—		—		Ch$	10,953,794	100.00%
Normal Portfolio	1,942,685		5,325,029		3,124,586		10,392,300
Non-complying Portfolio	214,267		93,594		237,378		545,239
Total Group Classified Loans	Ch$	2,156,952	Ch$	5,418,623	Ch$	3,361,964	Ch$	10,937,539
Total loans	Ch$	13,110,746	Ch$	5,418,623	Ch$	3,361,964	Ch$	21,891,333
Percentage of Individual Classified Loans	83.55%		—%		—%		50.04%

	As of December 31, 2015
	Commercial Loans		Residential Mortgage Loans		Consumer Loans		Total Loans		Percentage Loans of Classified
	(in millions of Ch$, except percentages)
IFRS:
Bank’s Credit Rating:
A1	Ch$	11,388	Ch$	—	Ch$	—	Ch$	11,388	0.09%
A2	2,390,222		—		—		2,390,222		19.93%
A3	2,230,099		—		—		2,230,099		18.59%
A4	2,686,228		—		—		2,686,228		22.40%
A5	2,802,031		—		—		2,802,031		23.36%
A6	1,423,297		—		—		1,423,297		11.86%
Normal Portfolio	11,543,265		—		—		11,543,265		96.23%
B1	75,932		—		—		75,932		0.63%
B2	41,224		—		—		41,224		0.34%
B3	3,883		—		—		3,883		0.03%
B4	54,027		—		—		54,027		0.45%
Substandard Portfolio	175,066		—		—		175,066		1.45%
C1	37,111		—		—		37,111		0.31%
C2	37,364		—		—		37,364		0.31%
C3	10,530		—		—		10,530		0.09%
C4	60,259		—		—		60,259		0.50%
C5	113,274		—		—		113,274		0.94%
C6	19,172		—		—		19,172		0.17%
Non-complying Portfolio	277,710		—		—		277,710		2.32%
Total Individual Classified Loans	Ch$	11,996,041	—		—		Ch$	11,996,041	100.00%
Normal Portfolio	2,211,104		6,287,820		3,473,296		11,972,220
Non-complying Portfolio	214,020		117,166		273,979		605,165
Total Group Classified Loans	Ch$	2,425,124	Ch$	6,404,986	Ch$	3,747,275	Ch$	12,577,385
Total loans	Ch$	14,421,165	Ch$	6,404,986	Ch$	3,747,275	Ch$	24,573,426
Percentage of Individual Classified Loans	83.18%		—%		—%		48.82%

	As of December 31, 2016
	Commercial Loans		Residential Mortgage Loans		Consumer Loans		Total Loans		Percentage Loans of Classified
	(in millions of Ch$, except percentages)
IFRS:
Bank’s Credit Rating:
A1	Ch$	30,196	Ch$	—	Ch$	—	Ch$	30,196	0.26%
A2	1,921,212		—		—		1,921,212		16.30%
A3	2,313,419		—		—		2,313,419		19.62%
A4	2,524,878		—		—		2,524,878		21.41%
A5	3,074,587		—		—		3,074,587		26.08%
A6	1,525,998		—		—		1,525,998		12.94%
Normal Portfolio	11,390,263		—		—		11,390,263		96.61%
B1	82,158		—		—		82,158		0.70%
B2	31,754		—		—		31,754		0.27%
B3	2,884		—		—		2,884		0.02%
B4	80,019		—		—		80,019		0.68%
Substandard Portfolio	196,815		—		—		196,815		1.67%
C1	27,265		—		—		27,265		0.23%
C2	39,269		—		—		39,269		0.33%
C3	16,380		—		—		16,380		0.14%
C4	52,701		—		—		52,701		0.45%
C5	51,284		—		—		51,284		0.44%
C6	14,891		—		—		14,891		0.13%
Non-complying Portfolio	201,790		—		—		201,790		1.72%
Total Individual Classified Loans	Ch$	11,788,868	—		—		Ch$	11,788,868	100.00%
Normal Portfolio	2,518,008		6,784,614		3,723,550		13,026,172
Non-complying Portfolio	192,159		140,152		251,073		583,384
Total Group Classified Loans	Ch$	2,710,167	Ch$	6,924,766	Ch$	3,974,623	Ch$	13,609,556
Total loans	Ch$	14,499,035	Ch$	6,924,766	Ch$	3,974,623	Ch$	25,398,424
Percentage of Individual Classified Loans	81.31%		—%		—%		46.42%

Classification of Loan Portfolio

Individual Classified Loans

An individual analysis of debtors is applied to individuals and companies that are of such significance with respect to size, complexity or level of exposure to the Bank, that they must be analyzed in detail.  For purposes of establishing the appropriate allowances, the Bank classifies debtors and their operations related to loans into one of three categories of loans portfolio:  Normal, Substandard and Non-Complying Loans.

•                 Normal Loans

Normal loans correspond to borrowers who are up to date on their payment obligations and show no sign of deterioration in their credit quality.

•                 Substandard Loans

Substandard loans include all borrowers with insufficient payment capacity or significant deterioration of payment capacity that may be reasonably expected not to comply with all principal and interest payments obligations set forth in the credit agreement.  This category also includes all loans that have been non-performing for more than 30 days.

•                 Non-Complying Loans

The non-complying loans correspond to borrowers whose payment capacity is seriously at risk and who have a high likelihood of filing for bankruptcy or are renegotiating credit terms to avoid bankruptcy.  This category comprises all loans outstanding from debtors that have at least one installment payment of interest or principal overdue for 90 days or more.

Group Classified Loans

The group analysis is used to analyze a large number of loans whose individual amounts are not significant.  For this analysis, we use models based on attributes of the debtors and their loans, and on the behavior of a group of loans.

Classification of Loan Portfolio Based on the Borrower’s Payment Performance

The following tables set forth under IFRS as of the dates indicated the amounts that are current as to payments of principal and interest and the amounts that are overdue:

	Domestic Loans(1)
	As of December 31,
	2012		2013		2014		2015		2016
	(in millions of Ch$)
IFRS:
Current	Ch$	17,538,374	Ch$	19,717,830	Ch$	20,510,141	Ch$	23,147,753	Ch$	24,096,865
Past due 1-29 days	531,778		591,866		567,986		621,649		614,666
Past due 30-89 days	357,259		229,117		347,146		305,362		285,829
Past due 90 days or more	181,865		236,730		272,983		299,792		290,686
Total loans	Ch$	18,609,276	Ch$	20,775,543	Ch$	21,698,256	Ch$	24,374,556	Ch$	25,288,046

	Foreign Loans(1)
	As of December 31,
	2012		2013		2014		2015		2016
	(in millions of Ch$)
IFRS:
Current	Ch$	162,485	Ch$	105,227	Ch$	193,077	Ch$	198,870	Ch$	110,378
Past due 1-29 days	—		—		—		—		—
Past due 30-89 days	—		—		—		—		—
Past due 90 days or more	—		—		—		—		—
Total loans	Ch$	162,485	Ch$	105,227	Ch$	193,077	Ch$	198,870	Ch$	110,378

	Total Loans(1)
	As of December 31,
	2012		2013		2014		2015		2016
	(in millions of Ch$)
IFRS:
Current	Ch$	17,700,859	Ch$	19,823,057	Ch$	20,703,218	Ch$	23,346,623	Ch$	24,207,243
Past due 1-29 days	531,778		591,866		567,986		621,649		614,666
Past due 30-89 days	357,259		229,117		347,146		305,362		285,829
Past due 90 days or more	181,865		236,730		272,983		299,792		290,686
Total loans	Ch$	18,771,761	Ch$	20,880,770	Ch$	21,891,333	Ch$	24,573,426	Ch$	25,398,424
Past due loans (1-89 days) as a percentage of total loans	5.70%		5.07%		5.43%		4.99%		4.69%
Past due loans (90 days or more) as a percentage of total loans	0.97%		1.13%		1.25%		1.22%		1.14%

(1)         Past due loans refer to installments that are overdue and the remaining outstanding balance of such loans (including principal and interest).

Loans included in the previous table, which have been restructured and bear no interest, are as follows:

	As of December 31,
	2012		2013		2014		2015		2016
	(in millions of Ch$)
IFRS:
Ch$	Ch$	4,605	Ch$	4,608	Ch$	4,616	Ch$	4,618	Ch$	3,016
UF	128		128		142		141		1
Total	Ch$	4,733	Ch$	4,736	Ch$	4,758	Ch$	4,759	Ch$	3,017

The amount of interest we would have recorded on these loans for the year ended December 31, 2016 based on a market interest rate was Ch$160 million.

In addition, other loans that were restructured, mainly through the extension of their maturities, and that bear interest, are as follows:

	As of December 31,
	2012	2013	2014	2015	2016
	(in millions of Ch$)
IFRS:
Total other restructured loans	392,906	496,601	534,899	592,166	547,744

During the year ended December 31, 2016, interest recorded in income on these loans amounted to Ch$61,605 million.

Analysis of Substandard and Past-Due Loans

The following table analyzes our substandard loans, total past-due loans and allowances for loan losses existing at the dates indicated under IFRS.

	Year Ended December 31, (1)
	2012		2013		2014		2015		2016
	(in millions of Ch$, except percentages)
IFRS:
Total Loans	Ch$	18,771,761	Ch$	20,880,770	Ch$	21,891,333	Ch$	24,573,426	Ch$	25,398,424
Impaired loans	621,268		725,899		829,096		940,783		868,077
Impaired loans as a percentage of total loans	3.31%		3.48%		3.79%		3.83%		3.42%
Total Past Due Loans
To the extent secured(2)	19,658		22,804		24,811		35,857		30,806
To the extent unsecured	162,207		213,926		248,172		263,935		259,880
Total Past Due Loans	181,865		236,730		272,983		299,792		290,686
Total Past Due Loans as a percentage of total loans
To the extent secured(2)	0.10		0.11		0.11		0.15		0.12
To the extent unsecured	0.87		1.02		1.14		1.07		1.02
Total past due loans as a percentage of total loans	0.97%		1.13%		1.25%		1.22%		1.14%
Allowance for loan losses as a percentage of:
Total loans	2.07		2.10		2.24		2.24		2.18
Past due loans	213.24		185.57		179.70		183.61		190.85
Unsecured past due loans	239.08%		205.35%		197.67%		208.55%		213.47%

(1) All references to Total Past Due Loans in the table above refer as to Total Past Due Loans (90 days or more) including interests and principal.

(2) Security generally consists of mortgages on real estate, pledges of marketable securities, letters of credit or cash.

Analysis of Allowances for Loan Losses

The following table analyzes our allowances for loan losses and changes in the allowances attributable to charge-offs, allowances established and allowances released:

	As of December 31,
	2012		2013		2014		2015		2016
	(in millions of Ch$, except percentages)
IFRS:
Allowances for loan losses at beginning of period	Ch$	362,741	Ch$	387,803	Ch$	439,298	Ch$	490,558	Ch$	550,443
Charge-offs	(182,733)		(196,535)		(254,349)		(256,556)		(277,057)
Debt Exchange	—		(12,556)		—		—		—
Loan portfolio acquisition	—		—		—		12,329		—
Sale of loans	—		—		(993)		(2,690)		(24,925)
Allowances established	207,795		260,586		306,602		306,802		306,308
Allowances for loan losses at end of period	Ch$	387,803	Ch$	439,298	Ch$	490,558	Ch$	550,443	Ch$	554,769
Allowances for loan losses at end of period as a percentage of total loans	2.07%		2.10%		2.24%		2.24%		2.18%
Ratio of charge-offs to average loans	1.01%		0.99%		1.18%		1.12%		1.12%
Provisions for loan losses as a percentage of average loans	0.92%		1.12%		1.21%		1.07%		1.05%

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

During 2013 the Chilean economy slowed down moderately by recording GDP growth of 4.0%.  The lower dynamism in local economic activity led other banks and us to recognize the risk associated with a potential deterioration in credit quality of both companies and individuals.  Also, to a great extent, loan growth contributed to higher provisions for loan losses.  Similar to our entire industry, we also increased our allowances for loan losses, from Ch$387,803 million in 2012 to Ch$439,298 million in 2013, which represents a 13.3% increase.  As mentioned, this is in line with the annual growth posted by our loan book, as well as other additional topics that translated into higher provisions for loan losses, such as:  (i) the effect of a sharp increase in the Ch$/U.S.$ exchange rate on provisions for loan losses indexed to U.S. dollars, and (ii) specific credit quality deteriorations in the wholesale segment.

For the year ended December 31, 2014 the local economic slowdown deepened, as reflected by GDP growth of only 1.9% for the year.  This slower pace was attributable to both a sharp year-over-year reduction of 4.8% in investment, and a slowdown in private consumption reflected by a slight 2.7% annual increase, according to information released by the Central Bank.  These trends directly impacted banking activity.  In fact, the first half of 2014 was characterized by slow growth in commercial loans as a result of a delay in diverse investment projects due to both the uncertainty regarding political and economic reforms and volatility in foreign markets.  On the other hand, consumption started to decelerate during the second half of the year because downward economic expectations translated into deteriorated consumer confidence.  As a result of this scenario, during 2014 we recorded an increase of 11.7% in allowances for loan losses, from Ch$439,298 million in 2013 to Ch$490,558 million in 2014.  This increase was primarily based on:  (i) loan growth that was focused on retail banking, whose average loan balances increased by 11.3% during the year, and (ii) a negative exchange rate effect on allowances for loan losses denominated in U.S. dollars, due to a higher Chilean peso depreciation in 2014 (15.3%) as compared to 2013 (9.6%).

In 2015, the Chilean GDP grew by 2.3%, which was below the potential growth of 3.5% estimated for the Chilean economy in a full-capacity scenario.  This moderate increase was due to both external and internal factors.  For instance, the Chinese economic slowdown impacted commodity prices, including copper, which affected investment rate in the Chilean mining sector.  Additionally, low business sentiment impacted overall investments.  Consequently, investment declined by 0.8% in 2015.  On the other hand, in spite of low consumer confidence, total consumption (including private and government consumption) grew by 2.4% on an annual basis, based on a 4.5% increase in government spending and a 2.0% increase in private consumption.  The main contributor for private consumption continued to be the labor market, which has remained resilient in the face of the Chilean economic slowdown, averaging 6.2% in 2015 as compared to 6.4% in 2014.  In this environment, we have tightened our credit granting process, by implementing stricter requirements across all business segments, while reinforcing collection procedures.  Also, our loan portfolio mix has moderately changed towards low-risk products and customers.  In this regard, our consumer finance portfolio has remained stable over the last two years, given our assessment of the effects of the Chilean economic slowdown on lower income segment customers.  Thus, we have promoted loan growth in mortgage loans in the upper and middle income segment while increasing penetration of the same segment with consumer loans such as installment loans and credit cards.  On the other hand, we have been cautious in the wholesale banking segment by prioritizing the risk-return equation, although we experienced deterioration in the financial condition of certain customers during 2015, which led us to increase allowances.  On the whole, this strategy translated into an increase of 12.2% in allowances for loan losses from Ch$490,558 million in 2014 to Ch$550,443 million in 2015.  The main factors explaining this annual increase were:  (i) loan growth of 6.3% (average balances) and (ii) a negative exchange rate effect on the U.S. dollar-denominated allowances for loan losses, given a higher depreciation of the Chilean peso in 2015 (16.9%) as compared to 2014 (15.3%).  These factors were partly offset by a change in the portfolio mix, towards safer products, and a general improvement in credit quality.  Thus, our risk index remained flat on an annual basis by reaching 2.24% in 2015.

During 2016 the Chilean economy continued its sluggish performance, recording annual GDP growth of 1.6%. Similar to previous years, private consumption continued to be the main driver of the local economy, posting a 2.4% annual increase. In contrast, investment (measured as gross capital formation) contracted for third year in a row and totaled a 0.8% decrease on an annual basis. These trends were highly aligned with the path followed by both consumer and investor confidence, which have remained pessimistic over the past three years. In turn, this has been the result of both internal factors, such as reforms on various matters undertaken by the administration appointed in 2014, and external factors, including the economic slowdown of relevant trade partners and the end of commodity prices’ super cycle. In the midst of this environment, we have been able to grow while keeping credit risk controlled. In order to do this, we have promoted a balance between risk and return while making our entire credit process, from assessment to collection, more efficient. Similarly, we have added new requirements to the existing set of conditions a borrower must meet in order to obtain a loan. Thus, we have introduced new requirements associated with collateral, loan-to-value limits, financial burden thresholds, etc. The financial condition of some wholesale customers improved in 2016 as compared to 2015, allowing us to adequately perform in terms of credit risk in 2015. Our allowances for loan losses slightly increased on an annual basis, form Ch$550,443 million in 2015 to Ch$554,769 million in 2016, which entails 0.8% annual growth. This annual variance was mainly the result of: (i) an annual increase of 7.9% in average loans and (ii) a moderate net deterioration in credit quality, particularly concentrated in the retail banking segment and partly offset by improved behavior of wholesale customers. These factors were to some extent offset by a positive exchange rate effect on U.S. dollar-denominated allowances for loans losses, given a depreciation of 16.9% of the Chilean peso in 2015 as compared to an appreciation of 5.3% in 2016. Since the variance in allowances for loan loss was below the growth posted by our loan book, our risk index decreased slightly from 2.24% to 2.18% between 2015 and 2016.

For allowances for loan losses associated with impaired loans and with non-impaired loans, see Note 11(c) to our audited consolidated financial statements as of and for the year ended December 31, 2016 appearing elsewhere in this annual report.

Loans are written-off when the collection efforts have been exhausted but not later than the maximum periods as follows:

Type of Loan	Term
Consumer loans with or without collateral	6 months
Other transactions without collateral	24 months
Commercial loans with collateral	36 months
Residential mortgage loans	48 months
Consumer leases	6 months
Other non-real estate lease transactions	12 months
Real estate leases (commercial or residential)	36 months

The following table presents detailed information on write-offs and shows the charge-offs breakdown by loan category:

	Year ended December 31,
	2012		2013		2014		2015		2016
	(in millions of Ch$)
IFRS:
Commercial loans	Ch$	43,164	Ch$	36,029	Ch$	66,724	Ch$	57,988	Ch$	59,843
Mortgage loans	4,253		3,242		2,978		2,553		4,190
Consumer loans	135,316		157,264		184,647		196,015		213,024
Total	Ch$	182,733	Ch$	196,535	Ch$	254,349	Ch$	256,556	Ch$	277,057

Loan recoveries by type of loan are shown in the table below:

	Year ended December 31,
	2012		2013		2014		2015		2016
	(in millions of Ch$)
IFRS:
Commercial loans	Ch$	14,892	Ch$	13,330	Ch$	14,272	Ch$	18,011	Ch$	13,017
Mortgage loans	1,971		1,927		2,152		1,895		2,350
Consumer loans	24,099		27,698		29,885		33,043		31,475
Subtotal	40,962		42,955		46,309		52,949		46,842
Recoveries and sales of loans reacquired from the Central Bank 32,169	—		—		—		—		—
Total	Ch$	40,962	Ch$	42,955	Ch$	46,309	Ch$	52,949	Ch$	46,842
Total Recoveries as a percentage of average loans	0.23%		0.22%		0.21%		0.23%		0.19%

The following tables classify our loan portfolio based on the borrower’s payment performance for each of the last five years:

	Year ended December 31, 2012
	Commercial Loans		Consumer Loans		Mortgage Loans		Total
	(in millions of Ch$)
IFRS:
Past due loans - 90 days to 6 months	Ch$	34,412	Ch$	44,109	Ch$	11,934	Ch$	90,455
Past due loans - 6 months to 12 months	31,497		—		6,017		37,514
Past due loans - 12 months to 24 months	35,547		—		6,729		42,276
Past due loans - 24 months to 36 months	5,936		—		3,783		9,719
Past due loans - 36 months to 48 months	—		—		1,901		1,901
Past due Loans	Ch$	107,392	Ch$	44,109	Ch$	30,364	Ch$	181,865

	Year ended December 31, 2013
	Commercial Loans		Consumer Loans		Mortgage Loans		Total
	(in millions of Ch$)
IFRS:
Past due loans - 90 days to 6 months	Ch$	54,232	Ch$	51,514	Ch$	18,352	Ch$	124,098
Past due loans - 6 months to 12 months	36,520		—		6,786		43,306
Past due loans - 12 months to 24 months	47,790		—		6,730		54,520
Past due loans - 24 months to 36 months	9,755		—		2,751		12,506
Past due loans - 36 months to 48 months	16		—		2,284		2,300
Past due Loans	Ch$	148,313	Ch$	51,514	Ch$	36,903	Ch$	236,730

	Year ended December 31, 2014
	Commercial Loans		Consumer Loans		Mortgage Loans		Total
	(in millions of Ch$)
IFRS:
Past due loans - 90 days to 6 months	Ch$	42,558	Ch$	62,947	Ch$	16,641	Ch$	122,146
Past due loans - 6 months to 12 months	52,158		—		15,329		67,487
Past due loans - 12 months to 24 months	57,075		—		11,320		68,395
Past due loans - 24 months to 36 months	8,031		—		4,822		12,853
Past due loans - 36 months to 48 months	50		—		2,052		2,102
Past due Loans	Ch$	159,872	Ch$	62,947	Ch$	50,164	Ch$	272,983

	Year ended December 31, 2015
	Commercial Loans		Consumer Loans		Mortgage Loans		Total
	(in millions of Ch$)
IFRS:
Past due loans - 90 days to 6 months	Ch$	43,389	Ch$	61,389	Ch$	18,909	Ch$	123,687
Past due loans - 6 months to 12 months	55,080		—		20,494		75,574
Past due loans - 12 months to 24 months	61,582		—		17,196		78,778
Past due loans - 24 months to 36 months	11,464		—		7,502		18,966
Past due loans - 36 months to 48 months	218		—		2,569		2,787
Past due Loans	Ch$	171,733	Ch$	61,389	Ch$	66,670	Ch$	299,792

	Year ended December 31, 2016
	Commercial Loans		Consumer Loans		Mortgage Loans		Total
	(in millions of Ch$)
IFRS:
Past due loans - 90 days to 6 months	Ch$	29,775	Ch$	71,182	Ch$	23,117	Ch$	124,074
Past due loans - 6 months to 12 months	40,092		—		19,370		59,462
Past due loans - 12 months to 24 months	53,942		—		22,942		76,884
Past due loans - 24 months to 36 months	14,523		—		10,109		24,632
Past due loans - 36 months to 48 months	858		—		4,776		5,634
Past due Loans	Ch$	139,190	Ch$	71,182	Ch$	80,314	Ch$	290,686

Allocation of Allowances for Loan Losses

The following tables set forth the proportions of our required allowances for loan losses attributable to our commercial, consumer and residential mortgage loans under IFRS as of the dates indicated.

	As of December 31, 2012
	Allowance amount		Allowance amount as a percentage of loans in category	Allowance amount as a percentage of total loans	Loans in category as percentage of total loans(1)
	(in millions of Ch$, except percentages)
IFRS:
Commercial loans	Ch$	207,676	1.77%	1.11%	62.52%
Consumer loans	164,047		5.78	0.87	15.12
Residential mortgage loans	16,080		0.38	0.09	22.36
Total allocated allowances	Ch$	387,803	2.07%	2.07%	100.00%

	As of December 31, 2013
	Allowance amount		Allowance amount as a percentage of loans in category	Allowance amount as a percentage of total loans	Loans in category as percentage of total loans(1)
	(in millions of Ch$, except percentages)
IFRS:
Commercial loans	Ch$	241,442	1.85%	1.16%	62.64%
Consumer loans	179,354		5.84	0.86	14.70
Residential mortgage loans	18,502		0.39	0.09	22.66
Total allocated allowances	Ch$	439,298	2.10%	2.10%	100.00%

	As of December 31, 2014
	Allowance amount		Allowance amount as a percentage of loans in category	Allowance amount as a percentage of total loans	Loans in category as percentage of total loans(1)
	(in millions of Ch$, except percentages)
IFRS:
Commercial loans	Ch$	273,813	2.09%	1.25%	59.89%
Consumer loans	192,724		5.73	0.88	15.36
Residential mortgage loans	24,021		0.44	0.11	24.75
Total allocated allowances	Ch$	490,558	2.24%	2.24%	100.00%

	As of December 31, 2015
	Allowance amount		Allowance amount as a percentage of loans in category	Allowance amount as a percentage of total loans	Loans in category as percentage of total loans(1)
	(in millions of Ch$, except percentages)
IFRS:
Commercial loans	Ch$	319,504	2.22%	1.30%	58.69%
Consumer loans	200,934		5.36%	0.82%	15.25%
Residential mortgage loans	30,005		0.47%	0.12%	26.06%
Total allocated allowances	Ch$	550,443	2.24%	2.24%	100.00%

	As of December 31, 2016
	Allowance amount		Allowance amount as a percentage of loans in category	Allowance amount as a percentage of total loans	Loans in category as percentage of total loans(1)
	(in millions of Ch$, except percentages)
IFRS:
Commercial loans	Ch$	272,274	1.88%	1.07%	57.09%
Consumer loans	249,748		6.28%	0.98%	15.65%
Residential mortgage loans	32,747		0.47%	0.13%	27.26%
Total allocated allowances	Ch$	554,769	2.18%	2.18%	100.00%

The following table sets forth our charge-offs for 2012, 2013, 2014, 2015 and 2016 by major economic sector and provides further detail of charge-offs that have already been described in the previous discussion of allowances for loan losses:

	Year Ended December 31,
	2012		2013		2014		2015		2016
	(in millions of Ch$)
IFRS:
Commercial:
Agriculture	Ch$	2,986	Ch$	5,615	Ch$	7,007	Ch$	7,796	Ch$	6,729
Mining	812		1,605		3,193		1,884		2,001
Manufacturing	5,143		2,430		5,389		4,376		4,384
Construction	3,161		4,516		10,335		7,132		7,830
Commerce	9,228		8,825		14,536		13,063		15,276
Transport	2,287		3,309		5,545		5,944		4,902
Financial services	5,637		4,774		16,328		10,275		14,085
Community	13,910		4,955		4,391		7,518		4,636
Subtotal:	Ch$	43,164	Ch$	36,029	Ch$	66,724	Ch$	57,988	Ch$	59,843
Consumer loans	135,316		157,264		184,647		196,015		213,024
Mortgage loans	4,253		3,242		2,978		2,553		4,190
Total	Ch$	182,733	Ch$	196,535	Ch$	254,349	Ch$	256,556	Ch$	277,057

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

	As of December 31,
	2014		2015		2016
	(in millions of Ch$)
IFRS:
Current accounts	Ch$	5,786,805	Ch$	6,900,590	Ch$	6,907,655
Other demand deposits	1,147,568		1,426,458		1,413,493
Savings accounts	188,311		205,171		208,435
Time deposits	9,450,224		9,529,974		10,277,292
Other term balance payables	82,711		172,547		67,174
Total	Ch$	16,655,619	Ch$	18,234,740	Ch$	18,874,049

Maturity of Deposits

The following table sets forth under IFRS information regarding the currency and maturity of our deposits at December 31, 2016, expressed in percentages.  UF-denominated deposits are similar to Chilean peso-denominated deposits in all aspects, except that the principal is readjusted periodically based on the value of the UF.

	As of December 31, 2016
	Ch$	UF	Foreign Currency	Total
	(in percentage)
IFRS:
Demand deposits	46.08%	10.67%	66.68%	44.09%
Savings accounts	—	9.01	—	1.10
Time deposits:
Maturing within three months	38.38	40.62	31.24	37.84
Maturing after three but within six months	6.09	13.47	1.90	6.52
Maturing after six but within 12 months	9.17	21.18	0.07	9.60
Maturing after 12 months	0.28	5.05	0.11	0.85
Total time deposits	53.92	80.32	33.32	54.81
Total deposits	100.00%	100.00%	100.00%	100.00%

The following table sets forth information under IFRS regarding the currency and maturity of deposits in excess of U.S.$100,000 as of December 31, 2016.

	As of December 31, 2016
	Ch$		UF		Foreign Currency		Total
	(in millions of Ch$)
IFRS:
Demand deposits	Ch$	3,089,410	Ch$	23,846	Ch$	1,244,156	Ch$	4,357,412
Savings accounts	—		27,189		—		27,189
Time deposits:
Maturing within three months	3,675,014		688,569		575,803		4,939,386
Maturing after three but within six months	870,380		300,795		39,802		1,210,977
Maturing after six but within 12 months	1,318,730		484,177		1,188		1,804,095
Maturing after 12 months	40,161		116,251		1,858		158,270
Total time deposits	Ch$	5,904,285	Ch$	1,589,792	Ch$	618,651	Ch$	8,112,728
Total deposits	Ch$	8,993,695	Ch$	1,640,827	Ch$	1,862,807	Ch$	12,497,329

Deposits in Foreign Countries

We also maintain deposits abroad, as needed to conduct our foreign trade transactions and manage liquidity.  The table below lists the largest amounts of foreign deposits by country under IFRS as of the dates indicated:

	As of December 31,
	2014		2015		2016
	(in millions of Ch$)
IFRS:
Australia	Ch$	438	Ch$	1,131	Ch$	1,636
Canada	1,058		484		1,535
China	88		72		3
Denmark	249		418		186
Finland	10		—		6
France	54		11		38
Germany	7,309		8,472		8,231
Italy	29		4		—
Japan.	1,764		2,538		59,732
Mexico	297		1,965		1,582
Netherlands	840		1,085		—
Norway	139		195		196
Peru	805		—		30
Singapore	15		—		—
Sweden	351		2,989		764
Switzerland	649		—		—
United Kingdom	6,418		2,291		8,066
United States	258,198		546,308		533,764
Total	Ch$	278,711	Ch$	567,963	Ch$	615,769

Short-Term Borrowings

The principal categories of our short-term borrowings are amounts borrowed under foreign trade lines of credit, domestic inter-bank loans and repurchase agreements.  The table below presents under IFRS the amounts outstanding and the weighted average nominal interest rate for each period indicated by type of short-term borrowing.

	For the year ended December 31,
	2014		2015		2016
	Year-End Balance	Weighted Average Nominal Interest Rate	Year-End Balance	Weighted Average Nominal Interest Rate	Year-End Balance	Weighted Average Nominal Interest Rate
	(in millions of Ch$, except interest rate data)
IFRS:
Payables from repurchase agreements and security lending	249,482	3.84%	184,131	3.92%	216,817	2.87%
Borrowings from domestic financial institutions	—	—	—	—	—	—
Foreign borrowings	1,098,707	0.60	1,529,621	0.63	1,019,893	1.30
Other obligations	141,729	—	131,236	—	164,486	—
Total short-term borrowings	1,489,918	1.09%	1,845,888	0.91%	1,401,196	1.39%

The following table shows the average balance and the weighted average nominal rate for each short-term borrowing category during the periods indicated:

	For the year ended December 31,
	2014		2015		2016
	Average Balance	Weighted Average Nominal Interest Rate	Average Balance	Weighted Average Nominal Interest Rate	Average Balance	Weighted Average Nominal Interest Rate
	(in millions of Ch$, except interest rate data)
IFRS:
Payables from repurchase agreements and security lending	262,301	3.65%	238,514	3.03%	192,768	3.23%
Central Bank borrowings	9	—	7	—	5	—
Borrowings from domestic financial institutions	13,059	4.01	1	—	4,673	5.39
Sub-total	275,369	3.67	238,522	3.03	197,446	3.28
Foreign borrowings	735,017	0.90	1,308,143	0.74	1,080,464	1.23
Total short-term borrowings	1,010,386	1.66%	1,546,665	1.09%	1,277,910	1.54%

The following table presents the maximum month-end balances of our principal sources of short-term borrowings during the periods indicated:

	Maximum 2014 month-end balance	Maximum 2015 month-end balance	Maximum 2016 month-end balance
	(in millions of Ch$)
IFRS:
Investments sold under agreements to repurchase	372,333	273,244	240,739
Central Bank borrowings	10	8	6
Borrowings from domestic financial institutions	59,507	5,493	12
Foreign borrowings	1,283,611	1,727,574	1,404,739

Minimum Capital Requirements

Pursuant to the general Banking Act, local banks must comply with minimum capital requirements in relation to both total assets and risk-weighted assets.  Basic Capital should be at least equal to 3.0% of their total assets, while banks’ Total Regulatory Capital, should be at least 8.0% of their risk weighted assets.  Nevertheless, based on Banco de Chile’s systemic relevance the SBIF requires us to maintain a ratio of Regulatory Capital to Credit Risk-Weighted Assets above 10.0%.  For more information see “Item 3.  Key Information—Presentation of Financial Information” and “Item 4.  Information on the Company—Regulation and Supervision—Capital Adequacy Requirements”.

The following table sets forth our minimum capital requirements (and availability) with respect to total assets as set by the SBIF:

	As of December 31,
	2014	2015	2016
	(in millions of Ch$)
CHILEAN GAAP:
Banco de Chile’s basic capital	2,535,153	2,740,084	2,887,410
Basic capital required (with respect to total assets)	(963,418)	(1,102,956)	(1,070,442)
Excess over minimum basic capital required	1,571,735	1,637,128	1,816,968

Similarly, the following table sets forth our minimum capital requirements (and availability) with respect to risk-weighted assets, as set by the SBIF:

	As of December 31,
	2014	2015	2016
	(in millions of Ch$)
CHILEAN GAAP:
Banco de Chile’s Total Regulatory Capital	3,249,903	3,457,523	3,729,427
Total Regulatory Capital required (with respect to risk-weighted assets)	(2,439,925)	(2,747,664)	(2,684,208)
Excess over minimum Total Regulatory Capital required	809,978	709,859	1,045,219

Item 4A   Unresolved Staff Comments

None.

Item 5                                    Operating and Financial Review and Prospects

OPERATING RESULTS

Introduction

The following discussion should be read in conjunction with, and is entirely qualified by reference to, our audited consolidated financial statements as of and for the year ended December 31, 2016 appearing elsewhere in this annual report and “Item 4.  Information on the Company—Selected Statistical Information.”  Certain amounts (including percentage amounts) that appear in this annual report may not total due to rounding.

Unless otherwise indicated, the financial information included in this annual report with respect to 2012, 2013, 2014, 2015 and 2016 has been derived from financial statements that have been prepared in accordance with IFRS as issued by the IASB.  See Note 2(a) to our audited consolidated financial statements as of and for the year ended December 31, 2016 appearing elsewhere in this annual report.  IFRS differs in certain significant respects from Chilean GAAP.  As a result, our financial information presented under IFRS is not directly comparable to any of our financial information presented under Chilean GAAP.  Accordingly, readers should avoid such comparison.

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

According to information published by the SBIF, as of December 31, 2016, excluding operations of subsidiaries abroad, we were the second largest bank in Chile in terms of total loans with a market share of 18.0%, the largest provider of commercial loans with a market share of 17.7%, the largest bank in Chile in terms of year-end balances of current accounts and demand deposits with a 23.0% market share, the second largest provider of consumer loans in Chile with a market share of 20.9% and the second largest private sector bank in Chile in terms of residential mortgage loans with a market share of 17.3%.  Also according to the SBIF, as of December 31, 2016, we were the largest bank in Chile in terms of net income with a market share of 28.1% and the largest bank in Chile in terms of current account balances held by individuals with a market share of 28.5%.  According to the Chilean Association of Mutual Funds, as of December 31, 2016, we were the largest provider of mutual funds management services in Chile with a market share of 20.9%.

After a period of accelerated growth between 1985 and 1997, when Chile’s GDP expanded at an average annual rate of 7.0%, Chile’s economic growth slowed to an average rate of 4.7% between 2000 and 2008.  In 2009, the effects of the global financial crisis impacted the Chilean economy and Chile’s GDP decreased by 1.0% on an annual basis.  However, in 2010 the economy recovered rapidly due to the Central Bank’s expansionary counter cyclical fiscal policy and strong monetary stimulus started in 2009, including sharp cuts to the monetary policy interest rate. In addition, the reconstruction efforts, in response to the worst earthquake in Chile in over 50 years that took place in February 2010, further bolstered economic activity through a robust expansion of private and public investment. As a result, Chilean economy grew at a solid pace, recording an average annual growth rate of 5.7% from 2010 to 2012.  The solid performance during this period was supported by, among other factors, the recovery of commodity prices, Chile’s stable and favorable financial condition that, in turn, relied on an independently managed Central Bank, a floating exchange rate regime, the country’s focus on accumulating international reserves and maintaining low external debt levels, a well-diversified international trade and a fiscal policy internationally recognized for its responsibility and long term vision. Following the double-digit expansion in fixed capital formation (investment in infrastructure, machinery and equipment) recorded in 2010 (13.1%), 2011 (16.1%) and 2012 (11.3%), investment started to fall by the end of 2013, heavily affected by macroeconomic conditions in China which promptly led to a significant decrease in copper prices (Chile’s main export), ending a period known worldwide as the “commodities’ super-cycle”. As a result, Chile’s GDP grew by only 4.0% in 2013 after growing 5.3% in 2012. In 2014 GDP growth further decelerated below its long term trend by posting an annual increase of only 1.9%, driven by a 4.8% decrease in fixed capital formation. These weakened external conditions, in combination with reforms announced by the new Chilean government, resulted in increased uncertainty that lowered business sentiment and consumer confidence.

In 2015, Chile’s GDP continued to grow at a moderate pace of 2.3%. The adverse environment facing the mining sector began to impact other industries, such as manufacturing, as reflected in a 0.8% contraction in fixed capital formation. Conversely, private consumption continued its resilience during the economic environment by increasing 2.0%, although this was lower than the 2.7% increase in 2014. The implementation of a complex tax reform and the discussion of important changes to Chilean labor law and the Chilean Constitution, kept both consumer and business confidence low.

In 2016, neither the external nor the internal environment improved for the Chilean economy. Accordingly, Chile’s GDP grew by only 1.6%, the weakest growth rate since the 2009 global financial crisis. This performance was largely due to a contraction in the mining sector as a result of exploration and infrastructure investment stagnation and the downward trend in copper prices, which averaged US$2.2 per pound in 2016 as compared to US$2.5 in 2015. Furthermore, weaker performance in the majority of the other economic sectors also contributed to the slowdown in overall economic activity. Thus, fixed capital formation showed no signs of recovery. In addition, recently unveiled economic data revealed further deterioration in fixed capital formation, particularly in the construction sector, which posted decreasing investment in infrastructure. On the whole, total investment or fixed capital formation decreased by 0.8% in 2016.

Private consumption, which represents approximately 60% of Chilean GDP, continued to be the main driver of economic activity, increasing by 2.4% in 2016.  The behavior displayed by private consumption is primarily attributable to the labor market’s resilience. The unemployment rate averaged 6.2% in 2015 and only increased slightly to 6.5% in 2016.  It is important to mention that job creation in 2016 was mainly driven by self-employment (mainly associated with lower quality jobs) while the creation of salaried employment remained stagnated. On a positive note, real wages continued to grow, recording an annual increase of 1.5% in 2016, which outreached the 0.8% expansion registered in 2015. This performance is partly attributable to the slide in inflation towards the mid-point of the Central Bank’s target range.

In 2014 and 2015 inflation consistently remained at 4.64% and 4.38%, respectively, above the upper limits of the Central Bank’s tolerance range of 2.0% - 4.0%, due to a sharp increase in the Chilean peso/U.S. dollar exchange rate which increased the prices of imported goods. This trend ended in the second half of 2016 as the consumer price index returned to the center of the range. Thus, the local CPI index recorded a 2.7% annual increase in 2016, which was below the 4.4% increase recorded in 2015.  The slide in inflation was primarily produced by a 5.3% appreciation of the Chilean peso (against the U.S. dollar) in 2016 as compared to the 16.9% depreciation registered in 2015. In addition, low economic growth put downward pressure on inflation. The Central Bank expects inflation to remain in the 2.0% - 4.0% target range for at least the next two years

In the midst of this environment, Chilean monetary policy has been conducted in line with expectations of inflation. Thus, after two interest rate hikes in the last quarter of 2015 (CPI growth around 5% during that period), the marginal standing facility rate remained at 3.50% during 2016, given that certain inflationary pressures continued through the first half of the year. However, as inflation stabilized by year end, the Central Bank adopted a more expansionary bias in December 2016. Thus, the Central Bank kept the rate at 3.5% through the end of 2016 while anticipating that cuts to the interest rate were to be expected. Consistent with expectations, the Central Bank cut the marginal standing facility rate three times by 25 basis points in January, March and April 2017. As of April 27, 2017, the marginal standing facility stood at 2.75%.

Regarding the stock market, during 2016 the Santiago Stock Exchange IPSA Index (“IPSA Index”), composed of the 40 most-traded Chilean stocks, experienced an increase as compared to its 4.4% decrease in 2015.  In fact, the IPSA Index reached a level of 4,151.39 points as of December 30, 2016 (last trading date), which represented a 12.8% increase as compared to the 3,680.21 points recorded as of December 30, 2015. This increase was mainly due to the positive performance of stock markets worldwide, which was boosted by optimistic expectations for the world economy and an upward trend in commodity prices. In addition, in Chile, economic uncertainty began to decrease as some reforms, particulary the modification to the taxation system, started to be implemented with specific details and frameworks. On the other hand, bills with specific frameworks were sent to the Chilean congress for analysis and approval, while other formerly announced reforms on social matters were temporarily dismissed or postponed. In terms of global trends, although many protectionist measures supported by the new U.S. government and the results of certain European elections, or the performance of the Chinese economy, may negatively impact the IPSA Index’s performance, the positive trend persisted during the first quarter of 2017, aided by the relative stability in the global financial markets. Consequently and based on results unveiled by local companies during the first quarter of 2017 the IPSA Index has trended upward. In fact, according to data published by the Santiago Stock Exchange, as of March 31, 2017, the IPSA Index was at 4,783.42 points, which represented a 15.2% year-to-date increase.

Inflation

In the past, Chile experienced high levels of inflation that affected the financial condition and results of operations of most industries.  Nevertheless, since the 1990s, inflation has been maintained under control through responsible monetary policy carried out by an independent Central Bank.  Over the last several years, inflation depended on both local economic dynamics as well as external factors.  In fact, due to the global downturn in 2008 and its effects on diverse Chilean economic sectors and consumption, the Chilean economy recorded deflation of 1.4% in 2009.  Conversely, based on initial recovery of the Chilean economy, inflation returned to the Central Bank’s long term target range of 2.0% to 4.0% per year, ending 2010 at 3.0%.  Following this trend in economic activity and also an increase in international prices for oil and food, the CPI posted a surge of 4.4% in 2011.  On the contrary, inflation was 1.5% in 2012, which was mainly explained by a decrease in international oil prices that translated into lower local prices for transportation and utilities, partly offset by higher food prices due to adverse weather conditions.  In 2013, inflation was once again within the Central Bank’s long term target, posting an annual increase of 3.0%.  This figure was influenced by higher food, transportation and energy prices prompted by a sharp increase in the Ch$/U.S.$ exchange rate.  However, inflation showed a sharp increase in 2014 as reflected by a CPI annual variation of 4.6%.  Once again, the level of local prices was due to the sharp depreciation of the Chilean peso against the U.S. dollar that translated into a higher cost of imported tradable goods, affecting most economic sectors.  Also, the government’s tax reform prompted a price increase in certain products such as beverages and cigarettes.  Similarly, in 2015, the devaluation of the Chilean peso continued as a result of opposing monetary policies carried out by central banks worldwide, the weakness of the Chinese economy and the recovery of the U.S. economy.  This exchange rate trend, together with the effect of drought in agricultural activity, produced a CPI variation of 4.4% in 2015. During 2016 inflation —measured as CPI— was 2.7% and returned to the Central Bank’s target range. The 5.3% appreciation of the Chilean peso in 2016, together with the economic slowdown and lower inflationary pressures associated with private consumption, explained the decrease in inflation rate in 2016.

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

UF Denominated Assets and Liabilities.  The UF is revalued in monthly cycles.  On each day in the period beginning the tenth day of the current month through the ninth day of the next month, the nominal peso value of the UF is indexed up (or down in the event of deflation) in order to reflect each day a pro rata amount of the prior calendar month’s change in the CPI as published by the Chilean National Statistics Institute.  One UF was equal to Ch$25,629,09 as of December 31, 2015 and Ch$26,347.98  as of December 31, 2016.  The effect of any changes in the nominal peso value of our UF denominated assets and liabilities is reflected in our results of operations as an increase (or decrease, in the event of deflation) in interest revenue and expense.  Our net interest income will be positively affected by inflation (and negatively affected by deflation) to the extent that our average UF denominated assets exceed our average UF denominated liabilities, while our net interest income will be negatively affected by inflation (and positively affected by deflation) when average UF denominated liabilities exceed our average UF denominated assets.  Our average UF denominated assets exceeded our average UF denominated liabilities by Ch$5,295,548 million (U.S.$7,476.49 million) as of December 31, 2015 and Ch$5,444,586 million (U.S.$8,121.40 million) as of December 31, 2016.  These figures exclude positions in derivatives.  See “Item 4.  Information on the Company—Selected Statistical Information.”

Peso-Denominated Assets and Liabilities.  Interest rates in Chile tend to reflect the prevailing inflation rate and expectations regarding future inflation.  The sensitivity of our peso denominated interest earning assets and interest bearing liabilities to the inflation rate may vary.  See “Item 5. Operating and Financial Review and Prospects—Operating Results—Overview Interest Rates.”  We maintain a substantial amount of non-interest bearing, peso denominated current accounts and other demand deposits.  The ratio of such deposits to average interest bearing peso denominated liabilities was 76% during the year ended December 31, 2015 and 78% during the year ended December 31, 2016.  Since a large part of such deposits are not indexed to inflation, even a slight decline in the rate of inflation may adversely affect our net interest margin on assets funded with such deposits and even a slight increase in the rate of inflation may increase the net interest margin on such assets.  See “Item 4.  Information on the Company—Selected Statistical Information—Interest Earning Assets and Net Interest Margin.”

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

After that, the Central Bank maintained the monetary policy rate at 5.0% during 22 months, until October 2013.  This neutral bias was supported by local economic growth that resulted in a GDP increase over 5.0% per year, which prompted a virtuous cycle including an increase in real wages, a reduction in unemployment and growth in private consumption.  These trends were also accompanied by inflation within the long-term rage targeted by the Central Bank.  Nevertheless, in light of the signs of slowdown evidenced by the Chilean economy, the Central Bank commenced an easing monetary policy by the end of 2013, which involved successive cuts to the marginal standing facility rate.  For this reason, the monetary policy interest rate decreased from 4.5% at the end of 2013 to 3.0% in December 2014.  Subsequently, the interest rate remained at 3.0% until October 2015, when the Central Bank decided to increase it because inflation remained above the target range, which could be amplified by additional secondary effects associated with increasing oil prices. Thus, by the end of 2015, the Central Bank increased the monetary policy interest rate to 3.5%. Based on the same view, the monetary policy interest rate remained unchanged during 2016 and ended the year at 3.5%. However, beginning in 2017, the Central Bank has cut the reference rate by 25 basis points three times (in January, March and April), in order to stimulate sluggish domestic demand and due to inflation was within the Central Bank’s long-term target range. Thus, as of April 27, 2017, the interest rate was 2.75%.

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

According to information published by the Central Bank, the average annual short term nominal interest rate, based on the rate paid by Chilean financial institutions for 90 to 360 days Chilean peso denominated deposits, was 3.91% in 2014, 3.77% in 2015 and 4.04% in 2016.  The average annual long term nominal interest rate, based on the interest rate of the Central Bank’s five year Chilean peso denominated bonds in the secondary market, was 4.43% in 2014, 4.14% in 2015 and 4.09% in 2016.

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

Critical Accounting Policies

We prepare our audited consolidated financial statements in accordance with IFRS as issued by the IASB.  The notes to our audited consolidated financial statements as of and for the year ended December 31, 2016, which are included in this annual report, contain a summary of our significant accounting policies.

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

For a further description of our policy regarding allowances for loan losses, see Note 2(h) to our audited consolidated financial statements as of and for the year ended December 31, 2016 appearing elsewhere in this annual report.

Impairment of Other Financial Instruments

Equity method investments and financial assets classified as available-for-sale are evaluated for impairment throughout the year and at each reporting date in order to assess whether events or changes in circumstances indicate that these assets are impaired.  If there is objective evidence of an impairment of an asset, an impairment test is performed by comparing the investments’ recoverable amount, which is the higher of its value in use and fair value less costs to sell, with its carrying amount.

In the case of equity investments classified as available-for-sale, objective evidence of impairment would include a significant or prolonged decline in fair value of the investment below cost.  It could also include specific conditions in an industry or geographical area or specific information regarding the financial condition of the company, such as a credit rating downgrade.  In the case of debt securities classified as available for sale, impairment is assessed based on the same criteria as for loans.

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

•                  the valuation technique(s) appropriate for the measurement, considering the availability of data with which to develop inputs that represent the assumptions that market participants would use when pricing the asset or liability and the level of the fair value hierarchy within which the inputs are categorized.  For a further description of our internal fair value classification, see Note 40 to our audited consolidated financial statements as of and for the year ended December 31, 2016 appearing elsewhere in this annual report.

Revenue Recognition

Interest revenue and expenses are recognized in the income statement using the effective interest rate method set forth in IAS 39.  To calculate the effective interest rate, we estimate future cash flows by taking into account all contractual conditions of the financial instrument, excluding future credit losses.  The estimation of such future cash flows requires management judgment to some degree.  In addition, the analysis of contractual conditions and other components (such as transaction costs) for purposes of determining the effective interest rate involves making estimates of possibly incurred but not recognized credit losses.  See “Item 5. Operating and Financial Review and Prospects—Operating Results—Critical Accounting Policies-Allowances for Loan Losses.”

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

Amendments to Financial Reporting Standards in 2016

The accounting policies followed in 2016 are consistent with those prevailing in the previous financial year. The following amendments, corresponding to IFRSs enhancements, did not have any impact on our accounting policies, financial position or results of operations.

•                  IFRS 11 — Joint Arrangements.  These amendments provide guidelines on the accounting for acquisitions of participations in joint operations, whose activity is deemed to constitute a business. This standard requires the acquirer to apply all the accounting principles for business combinations appearing in IFRS 3.

•                  IAS 16 — Property, plant and equipment and IAS 38 — Intangible assets. These amendments clarify acceptable methods of depreciation and amortization. The amendment of IAS 16 prohibits depreciation based on ordinary income for property, plant and equipment. The amendment of IAS 38 establishes that ordinary income is not a suitable basis for determining amortization of intangible assets.

•                  IAS 27 — Consolidated and Separated Financial Statements. This amendment will allow entities to use the equity method to account for investments in subsidiaries, joint ventures and associates in their separate financial statements.

•                  IAS 28 — Investments in Associates and Join Venture and IFRS 10 - Consolidated Financial Statements. Sale or Contribution of Assets between an Investor and its Associate or Join Venture. The amendment clarifies the accounting and measurement of gains and losses that must be recognized in a transaction involving an associate or joint venture depending on whether the asset sold or contribution is a business or not.

•                  IFRS 5 Non-Current Assets Held-for-Sale and Discontinued Operations. The amendment provides specific guidance for cases in which an entity reclassifies an asset from held-for-sale to held-for-distribution or vice versa and cases in which accounting for held-for-distribution is discontinued.

•                  IFRS 7 Financial Instruments: Disclosures. The amendment provides additional guidance to establish if a servicing contract considers a continuous involvement when transferring assets in order to determine the required disclosures.

•                  IAS 19 Employee Benefits: Discount Rate: Regional Market Issue.  The amendment clarifies that the discount rate used for estimating post-employment benefits should be determined by reference to market yields at the end of the reporting period on high quality corporate bonds while being denominated in the same currency that benefits are.

•                  IAS 34 Interim Financial Reporting.  The amendment clarifies the meaning of ‘elsewhere in the interim report’ and requires a cross-reference when necessary.

•                  IFRS 10 Consolidated Financial Statements, IFRS 12 Disclosure of Interest in Other Entities and IAS 28 Investments in Associates and Join Venture. Exceptions for Investment Entities Consolidation. The amendments clarify the accounting requirements for investment entities. In addition, these amendments simplify the consolidation process under certain circumstances.

•                  IAS 1 Presentation of Financial Statements. Disclosure Initiative. The amendments aim at clarifying IAS 1 in order to improve the presentation and disclosure of information appearing in financial reports. These amendments address questions about presentation and disclosure requirements and have been designed with the aim of allowing companies to apply professional judgment in order to determine the information to be disclosed in the financial statements.

Results of Operations for the Years Ended December 31, 2014, 2015 and 2016

The consolidated financial information presented in this section for the years ended December 31, 2014, 2015 and 2016 has been audited and prepared in accordance with IFRS.  In addition, to the extent that it is available and because we believe it is useful in analyzing our results, we have included information classified by the business segments that we use for internal reporting purposes.  As mentioned earlier, information about our business segments is reported under our internal reporting policies, which differ in significant respects from IFRS.

Net Income

The following table sets forth the principal components of our net income, as detailed in our audited consolidated financial statements for the years ended December 31, 2014, 2015 and 2016:

	For the Year Ended December 31,						% Increase (Decrease)
	2014		2015		2016		2014/2015	2015/2016
	(in millions of Ch$, except percentages)%
IFRS:
Net interest income	Ch$	1,256,816	Ch$	1,228,288	Ch$	1,226,733	(2.3)%	(0.1)%
Net fees and commissions income	272,188		305,979		321,271		12.4	5.0
Other income (loss), net	132,640		127,216		169,555		(4.1)	33.3
Provisions for loan losses	(261,566)		(246,222)		(259,263)		(5.9)	5.3
Operating expenses	(727,360)		(726,278)		(787,047)		(0.1)	8.4
Income attributable to associates	2,486		3,243		4,014		30.5	23.8
Income before income taxes	675,204		692,226		675,263		2.5	(2.5)
Income taxes	(79,685)		(82,321)		(100,212)		3.3	21.7
Net income	Ch$	595,519	Ch$	609,905	Ch$	575,051	2.4%	(5.7)%

2015 and 2016.  For the year ended December 31, 2016 our net income was Ch$575,051 million. This figure represented an annual decrease of 5.7% as compared to the Ch$609,905 million recorded in 2015.  The annual change in our net income was primarily attributable to:

•                  An annual increase of 8.4%, or Ch$60,769 million, in operating expenses, primarily associated with an expansion in personnel and administrative expenses, which in turn were mainly due to non-recurring effects, such as the renegotiation of certain collective bargaining agreements and organizational restructuring.

•                  An annual increase of 21.7% in income taxes. This was the result of a higher corporate tax rate in 2016 as compared to 2015 (due to the tax reform passed in 2014). Also, 2015 represents a low basis for comparison, since that figure includes the one-time positive effect of the tax reform on deferred tax assets and a higher inflation effect on equity as compared to 2016.

•                  An annual increase of 5.3% in provision for loan losses on an annual basis, mainly fostered by loan growth (7.9% in average balances in 2016) that was particularly concentrated in the retail banking segment (personal banking and SMEs). This was accompanied with a tempered deterioration in the retail segment. These trends were partly counterbalanced by a positive exchange rate effect on U.S. dollar-denominated allowances for loan losses.

The previously mentioned factors were partly offset by: (i) an annual increase of 33.3% in other (loss) income, mainly as a consequence of the recognition of mark-to-market gains in our profit and loss statement from both available-for-sale instruments (formerly accumulated in equity) and held-for-trading securities during 2016, (ii) an annual increase of 5.0% in net fees and commissions income, primarily as a result of higher fee income from transactional services associated with the administration of current accounts and demand accounts, the use of ATMs and an increase in revenues from activities conducted by some of our subsidiaries, particularly mutual funds management and insurance brokerage.

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

•                  Provisions for loan losses decreased 5.9% on an annual basis.  This variance was largely attributable to: (i) a change in the portfolio mix, based on higher growth in low-risk lending products, such as residential mortgage loans and (ii) a positive credit behavior of certain segments, especially in Individual and SME Banking, which demonstrated improved risk profiles despite the economic slowdown.  These positive trends in credit quality allowed us to overcome: (i) the negative exchange rate impact on U.S. dollar-denominated loan loss allowances, which is, however, offset by a FX hedging position in operating revenues and (ii) the growth posted by our loan book.

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

Net Interest Income

The tables included under the headings “—Interest Revenue” and “—Interest Expense” set forth information regarding our consolidated interest revenue and expenses, average interest earning assets and average interest bearing liabilities for the years ended December 31, 2014, 2015 and 2016.  This information is derived from tables included elsewhere in this annual report under “Item 4.  Information on the Company—Selected Statistical Information” and is qualified in its entirety by reference to such information.

	For the Year Ended December 31,						% Increase (Decrease)
	2014		2015		2016		2014/2015	2015/2016
	(in millions of Ch$, except percentages)%
IFRS:
Interest revenue	Ch$	2,045,604	Ch$	1,908,457	Ch$	1,916,992	(6.7)%	0.4%
Interest expense	(788,788)		(680,169)		(690,259)		(13.8)	1.5
Net interest income	Ch$	1,256,816	Ch$	1,228,288	Ch$	1,226,733	(2.3)%	(0.1)%
Net interest margin(1)(2)	5.12%		4.66%		4.39%		—	—

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

2015 and 2016. Our net interest income was Ch$1,226,733 million in 2016, representing a 0.1% decrease when compared to the Ch$1,228,288 million recorded in 2015. This annual decrease was produced by a mix of unfavorable factors, primarily lower inflation. The primary drivers explaining the decline in net interest income were, as follows:

•                  Lower net interest income earned on our inflation-indexed exposure. Inflation measured as UF variation was 2.80% in 2016, a significant decrease from the 4.07% inflation recorded in 2015. This decrease was also due to higher nominal interest rates associated with interest-bearing Chilean peso-denominated liabilities funding part of this UF net asset position. As a result, the total contribution of our UF net asset position decreased by approximately Ch$48,850 million in 2016 as compared to 2015.

•                  Lower accrual on available-for-sale instruments as a result of a sharp decrease in average balances. This was mainly the result of our perception regarding the impact that some international events could have on interest rate volatility.

•                  An increase in interest expenses as a result of the early redemption of two bond series denominated in UF that translated into a total cost of approximately Ch$6,900 million. We took advantage of the current interest rate scenario by replacing this liability with funding at more favorable rates.

The above mentioned negative factors were slightly offset by:

•                  An increase of approximately Ch$59,500 million on income from loans. This increase was primarily the result of a 7.9% increase in average loan balances and slightly higher lending spreads. Our growth in average balances and the slight increase in lending spreads were the consequence of concentrating our loan book expansion in those segments and products with a favorable risk-return relationship. For example, we increased our retail banking segment average loans by 13.0%, largely driven by the expansion of our Individual and SMEs Division, which experienced a significant increase in average loan balances of 13.8%. In addition, we devoted efforts to improve customer relationships and service quality while promoting the use of credit cards among our higher-income customers. This strategy had positive effects on balances and margins. To a lesser extent, we also continued to grow in the wholesale banking segment but at slower pace. In 2016, the average loan balances of our wholesale banking segment increased by 1.2% on an annual basis, primarily due to the sluggish investment environment across all economic sectors driven by pessimistic business sentiment. Throughout this unfavorable investment environment, we focused on commercial deals containing a stable risk-return relationship, which has a favorable effect on this segment’s growth and enabled us to maintain a profitable lending business.

•                  An increase of approximately Ch$2,800 million from asset and liability management, mainly as a result of favorable shifts in interest rates that benefited our cost of funding.

The impact of lower inflation on interest revenues, lower accrued interest on available-for-sale instruments and the one-time effect on interest expenses from the early redemption of bonds, prompted an annual decrease of 0.1% in net interest income. This impact was amplified by the 6.0% annual increase in average balances of interest-earning assets, producing a decline of approximately 27 basis points in net interest margin from 4.66% in 2015 to 4.39% in 2016.

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

This negative factor was slightly offset by:

•                  An increase of approximately Ch$13,500 million in income from loans.  As previously mentioned, this increase was strongly influenced by an annual expansion of 6.3% in total loans (average balances) and a moderate decline in lending spreads, given high competition.  This growth was composed of a 12.3% increase in average loan balances managed by our retail banking segment and—to a lesser extent—by a 3.6% posted by average loans held by the wholesale banking segment.  The growth posted by our retail banking segment was mainly concentrated in the Individual and SME Banking Unit with average loan balances growing 13.2% on an annual basis.  Conversely, average loans managed by our Consumer Finance Division remained steady by recording a 0.1% annual increase in average balances.  Trends in the retail banking segment are well-aligned with our aim of maintaining a suitable risk-return relationship, which has led us to penetrate the upper and middle income segments in both consumer and mortgage loans while halting the expansion of our Consumer Finance Division given the outlook of some economic variables, such as unemployment.  As for the wholesale banking segment, loan growth was mainly prompted by loan book expansion (average loans) of 5.4% in the Large Companies and Real Estate Banking Unit, which largely concentrated the loans acquired from a local bank during 2015 for Ch$564,000 million and—to a lesser extent—by an increase of 3.4% in the loan portfolio held by our Corporate Division.

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

Interest Revenue

The following table sets forth information regarding our interest revenue and average interest earning assets for the years ended December 31, 2014, 2015 and 2016:

	For the Year Ended December 31,						% Increase (Decrease)
	2014		2015		2016		2014/2015	2015/2016
	(in millions of Ch$, except percentages)%
IFRS:
Interest revenue	Ch$	2,045,604	Ch$	1,908,457	Ch$	1,916,992	(6.7)%	0.4%
Average interest earning assets:
Commercial loans	13,316,594		13,643,389		14,285,449		2.5	4.7
Residential mortgage loans	5,082,293		5,826,928		6,634,968		14.7	13.9
Consumer loans	3,166,879		3,444,835		3,802,994		8.8	10.4
Total loans	21,565,766		22,915,152		24,723,411		6.3	7.9
Deposits in Central Bank	395,286		380,827		338,601		(3.7)	(11.1)
Repurchase agreements	27,704		36,844		43,583		33.0	18.3
Financial investments	1,969,070		1,945,233		1,879,840		(1.2)	(3.4)
Loans and advance to banks	602,968		1,099,698		974,059		82.4	(11.4)
Total	Ch$	24,560,794	Ch$	26,377,754	Ch$	27,959,494	7.4%	6.0%
Average rates earned on total interest earning assets(1)(2):
Average nominal rates	8.33%		7.24%		6.86%		—	—

(1)         See “Item 4.  Information on the Company—Selected Statistical Information—Average Balance Sheets, Interest Earned on Interest Earning Assets and Interest Paid on Interest Bearing Liabilities.”

(2)         Average rates earned on interest earning assets do not include the interest earned on trading securities, which is accounted for under Other Income (Loss) Net.

2015 and 2016.  For the year ended December 31, 2016, our interest income was Ch$1,916,992 million, representing a 0.4% annual increase as compared to the Ch$1,908,457 million recorded in 2015. This slight increase was mainly fostered by: (i) higher interest revenue earned on loans as a result of a 7.9% increase in average balances, which was primarily driven by (i) a 13.0% increase in average loans granted by the retail banking segment and(ii) higher interest revenues from loans and advances to banks as a result of better pricing conditions despite lower average balances. These factors were partially offset by: (i) a decrease in interest revenue earned on our inflation-indexed exposure given that inflation (measured as UF variation) was 2.80% in 2016 as compared to 4.07% in 2015, and (ii) lower interest revenue from available-for-sale securities, which was explained by a lower position in these securities in 2016 given the uncertainty witnessed in the local and international capital markets due to international political events. Due to these trends in interest revenues, and the expansion of 6.0% in average interest-earning assets, the average rate earned on these assets decreased from 7.24% in 2015 to 6.86% in 2016. The decrease was primarily caused by the effect of lower inflation on our UF asset position.

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

Interest Expense

The following table sets forth information regarding our interest expense and average interest bearing liabilities for the years ended December 31, 2014, 2015 and 2016:

	For the Year Ended December 31,						% Increase (Decrease)
	2014		2015		2016		2014/2015	2015/2016
	(in millions of Ch$, except percentages)%
IFRS:
Interest expense	Ch$	788,788	Ch$	680,169	Ch$	690,259	(13.8)%	1.5%
Average interest-bearing liabilities:
Saving accounts and time deposits(1)	9,724,220		9,816,535		10,535,576		0.9	7.3
Securities under agreements to repurchase	262,301		238,514		192,768		(9.1)	(19.2)
Borrowings from financial institutions	1,137,199		1,360,806		1,220,472		19.7	(10.3)
Debt issued	4,897,000		5,646,119		6,063,843		15.3	7.4
Other financial obligations	190,159		179,722		165,521		(5.5)	(7.9)
Total	Ch$	16,210,879	Ch$	17,241,696	Ch$	18,178,180	6.4%	5.4%
Average rates paid on total interest bearing liabilities(2):
Average nominal rates	4.87%		3.94%		3.80%
Average (Chilean peso-denominated) non-interest bearing current account and demand deposits	6,224,055		7,129,486		7,661,618		14.5%	7.5%

(1)         Includes interest-earning demand deposits.

(2)         See “Item 4.  Information on the Company—Selected Statistical Information—Average Balance Sheets, Interest Earned on Interest Earning Assets and Interest Paid on Interest Bearing Liabilities.”

2015 and 2016.  Our interest expense increased by 1.5% from Ch$680,169 million in 2015 to Ch$690,259 million in 2016. This annual increase was primarily the result of the following factors: (i) higher interest paid on savings accounts and time deposits owing to a 7.3% increase in average balances, (ii) an increase in interest expenses related to long-term debt primarily as a result of the early redemption of two bond series denominated in UF that translated into a disbursement of approximately Ch$6,900 million and (iii) to a lesser extent, new international bond issuances in 2016 bearing slightly higher interest rates. These effects were partially offset by a decrease in inflation (measured as UF variation), which was 2.80% in 2016 as compared to 4.07% in 2015. This decrease allowed us to reduce the interest paid on our UF-denominated liabilities. Altogether, the average interest rate paid on interest-bearing liabilities decreased from 3.94% in 2015 to 3.80% in 2016, which is highly atributtable to the previously mentioned decrease in inflation.

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

Net Fees and Commissions Income

The following table sets forth certain components of our fees and commissions income (net of fees paid to third parties that provide support for those services) for the years ended December 31, 2014, 2015 and 2016:

	Year Ended December 31,						% Increase (Decrease)
	2014		2015		2016		2014/2015	2015/2016
	(in millions of Ch$, except percentages)%
IFRS:
Mutual funds	Ch$	65,198	Ch$	76,843	Ch$	79,853	17.9%	3.9%
Insurance	54,346		59,823		63,848		10.1	6.7
Current accounts, overdrafts, credit lines and credit cards	43,684		46,959		55,207		7.5	17.6
Demand accounts and ATMs	21,151		25,929		28,638		22.6	10.4
Stock brokerage	6,159		4,588		5,380		(25.5)	17.3
Collection of over-due loans	21,728		22,331		22,641		2.8	1.4
Cash management services	11,496		10,791		10,795		(6.1)	—
Letters of credit, guarantees, collateral and other contingent loans	20,497		21,388		22,135		4.3	3.5
Custody and trust services	7,556		9,751		7,468		29.0	(23.4)
Foreign trade and currency exchange	7,274		8,380		8,752		15.2	4.4
Financial advisory services	7,795		12,608		4,152		61.7	(67.1)
Credits and factoring	2,931		4,125		4,450		40.7	7.9
Collection services	577		681		575		18.0	(15.6)
Teller services expenses	(6,423)		(6,568)		(6,427)		2.3	(2.1)
Credit pre-evaluation services	(1,885)		(1,343)		(408)		(28.8)	(69.6)
Other	10,104		9,693		14,212		(4.1)	46.6
Total	Ch$	272,188	Ch$	305,979	Ch$	321,271	12.4%	5.0%

2015 and 2016.  Our fees and commissions income was Ch$321,271 million in 2016, which represented a 5.0% annual increase when compared to the Ch$305,979 million recorded in 2015.  This annual increase was mainly caused by:

•                  An annual increase of 17.6%, or Ch$8,248 million, in fees and commissions income related to current accounts, overdrafts, credit lines and credit cards. This increase was primarily due to the expansion of our customer base, an increase in the number of accounts opened in 2016 and a lower customer attrition rate. Additionally, there was more intensive use of credit cards, which was in part the consequence of a reinforced loyalty program that provided our customers with better benefits.

•                  An annual increase of 5.1%, or Ch$7,036 million, in net fees and commissions income associated with activities conducted by some our subsidiaries, including mutual funds management and insurance brokerage. This was primarily the result of a 4.7% increase in average assets under management and a 13.8% growth in written premiums, respectively.

•                  An annual increase of 10.4%, or Ch$2,709 million, in fees and commissions related to demand accounts and ATMs, largely explained by a 15.6% rise in the number of debit card transactions recorded in 2016 as compared to 2015.

These positive factors were partially offset by a decrease of 67.1%, or Ch$ 8,456 million, in net fees and commissions income from financial advisory services, in light of a lower amount of transactions carried out in 2016, given the economic deceleration and lack of investor confidence.

2014 and 2015.  Our income from fees and commissions was Ch$305,979 million in 2015, which represented a 12.4% annual increase when compared to the Ch$272,188 million recorded in 2014.  This annual increase was mainly caused by:

•                  Higher net fees and commissions income associated with specialized financial services including mutual funds management, insurance brokerage, financial advisory and securities brokerage.  In this regard, net fees and commissions from mutual funds management increased from Ch$65,199 million in 2014 to Ch$76,843 million in 2015, which represented a 17.9% annual increase.  This increase was aligned with average assets under management growing 13.1% on an annual basis.  Similarly, fee income from insurance brokerage services increased by 7.7%, or Ch$4,176 million, on an annual basis due to a solid commercial strategy enhancing remote channels for insurance premium writing and using business intelligence tools to increase the cross-selling of insurance products among the bank’s customer base.  As a result, our insurance brokerage subsidiary reached record sales while expanding the stock of written premiums by 19.6% on an annual basis.  In addition, our financial advisory subsidiary participated in diverse M&A transactions while providing investment banking services to local and foreign companies.  Consequently, fees from financial advisory services increased by Ch$4,790 million on an annual basis.  All of these results permitted us to effectively manage the annual decrease of Ch$1,548 million in fees and commissions income from securities brokerage services.  The performance by our securities brokerage subsidiary aligned with the trend observed in the Chilean stock market, which has been characterized by both volatility and a bearish sentiment among investors.

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

The following table sets forth certain components of our other income (loss), net, for the years ended December 31, 2014, 2015 and 2016:

	For the Year Ended December 31,						% Increase (Decrease)
	2014		2015		2016		2014/2015	2015/2016
	(in millions of Ch$, except percentages)%
IFRS:
Income on trading securities	Ch$	16,500	Ch$	12,770	Ch$	42,415	(22.6)%	232.1%
Gains (losses) from mark to market and sales	3,420		(2,132)		9,554		—	548.1
Financial Assets Held for Trading	19,920		10,638		51,969		(46.6)	388.5
Sales of Available for Sale Instruments	18,102		8,861		65,320		(51.0)	637.2
Net Gain (Loss) from other transactions	(38)		1,687		752		—	(55.4)
Derivative Instruments	(3,773)		19,096		5,604		—	(70.7)
Sales of Loan Portfolios	993		4,130		4,930		315.9	19.4
Total net financial operating (loss) income	35,204		44,412		128,575		26.2	189.5
Foreign exchange transactions, net	70,225		57,318		12,405		(18.4)	(78.4)
Other operating income, net	27,211		25,486		28,575		(6.3)	12.1
Total other income (loss), net	Ch$	132,640	Ch$	127,216	Ch$	169,555	(4.1)%	33.3%

2015 and 2016.  Our other income (loss) net was Ch$169,555 million in 2016, representing an increase of 33.3%, or Ch$42,339 million, on an annual basis, as compared to the Ch$127,216 million in 2015. This annual increase was primarily the result of:

•                  Significant increases in income from both financial assets held-for-trading and available-for-sale securities. Our income from financial assets held-for-trading increased from Ch$10,638 million in 2015 to Ch$51,969 million in 2016. This increase was primarily the result of higher accruals (including interest rate and inflation) on higher average balances of instruments issued by the Central Bank, bonds issued by financial institutions and deposits. In addition, these instruments benefited from a positive effect of decreasing interest rates, which translated into higher mark-to-market gains, immediately recognized in results for asset average positions held throughout the year. Furthermore, we recorded higher revenues from sales of trading securities. In addition, our income from available-for-sale securities significantly increased on an annual basis from Ch$8,861 million in 2015 to Ch$65,320 million in 2016, mainly due to the total settlement of positions that had accumulated significant mark-to-market gains in other comprehensive income (equity). This sale was carried out during the first half of 2016 and amounted to nearly Ch$60,400 million.

The above-mentioned factors were partly offset by:

•                  An annual decrease of approximately Ch$44,913 million in income from foreign exchange transactions from Ch$57,318 million in 2015 to Ch$12,405 million in 2016. This decrease was largely attributable to the impact of opposing trends in the exchange rate reflected by the 16.9% depreciation of Chilean peso against the U.S. dollar in 2015 and the 5.3% appreciation of the Chilean peso against the U.S. dollars in 2016. We also experienced moderate changes in our net FX position. On an annual basis, we can summarize changes in income from foreign exchange transactions, as follows: (i) a decrease of nearly Ch$303,746 million in revenues from our off-balance sheet net asset FX position in derivatives held for cash flow hedge accounting purposes, which are aimed at mirroring our on-balance sheet FX liability exposure, generated by debt issued abroad and, to a lesser extent, by positions in FX derivatives and (ii) a negative impact of exchange rate trends on certain assets with payment terms indexed to the exchange rate, even though they are denominated in local currency. These negative factors were partly offset by an annual decrease of approximately Ch$286,317 million in expenses related to our on-balance sheet FX liability position, which benefited from the previously mentioned trends in exchange rates as it is primarily comprised of debt issued abroad that is denominated in foreign currency.

•                  An annual decrease of approximately Ch$13,492 million in income from derivative instruments held for trading, from Ch$19,096 million in 2015 to Ch$5,604 million in 2016. This decrease was primarily the result of: (i) an annual decrease of approximately Ch$18,900 million in income from accrual (including interest accrued and inflation adjustments) and mark-to-market adjustments, principally caused by changes in exposures and unfavorable shifts in market factors, such as inflation and foreign interest rates, and (ii) a net negative variance of approximately Ch$11,218 million in Counterparty Value Adjustment (including both credit and debit value adjustment) from a net gain of Ch$7,697 million in 2015 to a net loss of Ch$3,521 million in 2016. These factors were partly offset by the positive effect of approximately Ch$14,177 million on our FX position in derivatives held-for-trading caused by an appreciation of the Chilean peso against the U.S. dollar in 2016 as compared to a depreciation in 2015.

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

•                  An annual decrease of approximately 18.4% in foreign exchange transactions from Ch$70,225 million in 2014 to Ch$57,318 million in 2015.  This annual decrease of nearly Ch$12,907 million was mainly caused by: (i) higher losses of approximately Ch$158,724 million in our on-balance sheet FX liability position resulting from higher depreciation of the Chilean denominated-peso in 2015 (16.9%) as compared to 2014 (15.3%) and (ii) increased net liability positions in FX derivatives.  This effect on our FX derivatives liability position was partially offset by: (i) a net annual increase in the income from the management of hedge accounting positions in FX derivatives by approximately Ch$144,900 million in 2015 as compared to 2014 due to previously mentioned trends in both exchange rate and positions and (ii) an annual increase of approximately Ch$6,800 million in the asset FX position that hedges our liability exposure to U.S. dollar-denominated allowances for loan losses, expenses related to credit card loyalty programs and country risk allowances associated with cross border loans.

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

Provisions for Loan Losses

We recognize allowances to cover possible credit losses in accordance with IFRS as issued by the IASB.  For statistical information with respect to our substandard loans and allowances for loan losses, see “Item 4.  Information on the Company—Selected Statistical Information” and Note 11(b) to our audited consolidated financial statements as of and for the year ended December 31, 2016.  According to regulations applicable to such periods, the amount of provisions charged to income in any period consists of net provisions for possible loan losses.

The following table sets forth information with respect to our provisions and allowances for loan losses and charge-offs for each of the years ended December 31, 2014, 2015 and 2016:

	For the Year Ended December 31,						% Increase (Decrease)
	2014		2015		2016		2014/2015	2015/2016
	(in millions of Ch$, except percentages)%
IFRS:
Provisions:
Gross provisions for loan losses	Ch$	307,875	Ch$	299,171	Ch$	306,105	(2.8)%	2.3%
Total loan loss recoveries	46,309		52,949		46,842		14.3	(11.5)
Net provisions for loan losses	261,566		246,222		259,263		(5.9)	5.3
Charge-offs:
Total charge-offs	254,349		256,556		277,057		0.9	8.0
Net charge-offs	208,040		203,607		230,215		(2.1)	13.1
Other asset quality data:
Total loans	Ch$	21,891,333	Ch$	24,573,426	Ch$	25,398,424	12.3	3.4
Average Loans	21,565,766		22,915,152		24,723,411		6.3	7.9
Allowances for loan losses	490,558		550,443		554,769		12.2%	0.8%
Allowances for loan losses as a percentage of total loans	2.24%		2.24%		2.18%		—	—
Provisions for loan losses as a percentage of average loans	1.21%		1.07%		1.05%		—	—

2015 and 2016.  Our provisions for loans losses posted an annual increase of 5.3% in 2016, from Ch$246,222 million in 2015 to Ch$259,263 million in 2016.  This increase in credit risk expenses was mainly attributable to:

•                  A loan book expansion of 7.9% in terms of average balances.  This annual growth was primarily related to our retail banking segment in which average loans grew by 13.0% on an annual basis and, to a lesser extent, by the 1.2% expansion in average loans managed by our wholesale banking segment.  The annual expansion in our total average loan balances accounted for approximately Ch$31,000 million in credit risk expenses.

•                  A net credit quality deterioration of nearly Ch$10,200 million. This increase was mainly the result of the economic slowdown on expected payment capacity, which principally affected retail banking. In contrast, the wholesale banking segment posted a net credit quality improvement, as a consequence of higher allowances established during 2015, due to specific customers experiencing financial difficulties that were partly overcome in 2016.

Nonetheless, these increases in credit risk expenses were partially offset by:

•                  A positive exchange rate effect on U.S. dollar-denominated loan loss allowances, which resulted in lower credit risk expenses of approximately Ch$28,100 million. This was caused by a 16.9% depreciation of the Chilean peso in 2015 as compared to a 5.3% appreciation in 2016.

Accordingly, our ratio of provisions for loan losses over average loans improved slightly from 1.07% in 2015 to 1.05% in 2016.

In regards to delinquency, our past-due loans (loans 90 days or more past-due) decreased by approximately Ch$9,100 million from the Ch$299,792 million recorded in 2015 to Ch$290,686 million in 2016. These figures resulted in past-due ratios (loans 90 days or more past-due over total loans) of 1.22% in 2015 and 1.14% in 2016. The positive trend in reduced delinquency was mainly attributable to a decrease of approximately Ch$23,000 million in past-due loans (loans 90 days or more past-due) of the wholesale segment, which translated into a decline in the segment’s past-due ratio (loans 90 days or more past-due over total loans) from 0.44% in 2015 to 0.25% in 2016. This favorable development in wholesale banking allowed us to more than offset an annual increase of approximately Ch$13,000 million in past-due loans (loans 90 days or more past-due) of the retail banking segment in 2016. Although the past-due ratio (loans 90 days or more past-due over total loans) of the retail segment decreased from 1.86% in 2015 to 1.80% in 2016, this total loan book improvement was the consequence of many factors including: (i) the tightening of our credit granting process from assessment to collection, (ii) the introduction of stricter requirements related to collateral, financial burden, loan-to-value ratios, etc., in the midst of the economic slowdown, (iii) credit quality improvement of certain wholesale customers in 2016 as compared to 2015 and (iv) the resilience of certain macroeconomic indicators that directly affect the performance of the retail banking segment, such as unemployment, which stood at low levels during 2016.

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

The above-mentioned factors were partly offset by:

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

•                  Higher negative exchange rate effect in 2015 as compared to 2014 of approximately Ch$4,400 million.  Similar to 2014 and following the trend displayed by several global currencies, the Chilean peso depreciated by 16.9% in 2015 as compared to the devaluation of 15.3% recorded in 2014.  Accordingly, we increased provisions for loans losses associated with U.S. dollar-denominated commercial loans.  This effect mainly impacted our wholesale banking segment.

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

Operating Expenses

The following table sets forth information regarding our operating expenses for the years ended December 31, 2014, 2015 and 2016:

	For the Year Ended December 31,						% Increase (Decrease)
	2014		2015		2016		2014/2015	2015/2016
	(in millions of Ch$, except percentages)%
IFRS:
Personnel expenses	Ch$	384,512	Ch$	381,388	Ch$	417,918	(0.8)%	9.6%
Administrative expenses:
Advertising	29,917		32,509		32,781		8.7	0.8
Building maintenance	30,368		32,816		34,644		8.1	5.6
Rentals and insurance	26,044		28,613		30,945		9.9	8.2
Office supplies	8,350		7,222		8,473		(13.5)	17.3
Other expenses	175,858		188,814		199,501		7.4	5.7
Total administrative expenses	270,537		289,974		306,344		7.2	5.6
Depreciation and amortization	32,787		31,822		35,575		(2.9)	11.8
Impairments	2,085		263		274		(87.4)	4.2
Other operating expenses	37,439		22,831		26,936		(39.0)	18.0
Total	Ch$	727,360	Ch$	726,278	Ch$	787,047	(0.1)%	8.4%

2015 and 2016.  Our total operating expenses recorded an annual increase of 8.4% in 2016 from Ch$726,278 million in 2015 to Ch$787,047 million in 2016.  The annual change in operating expenses was mainly attributable to:

•                  An annual increase of 9.6% in personnel expenses from Ch$381,388 million in 2015 to Ch$417,918 million in 2016 primarily as a result of: (i) an annual increase of 5.7%, or Ch$36,530 million in salaries, mainly due to the recognition of the effect of inflation on salaries (adjusted twice a year), (ii) an annual increase of 80.3%, or Ch$ 10,755 million, in severance payments as a consequence of both the organizational restructuring carried out at the beginning of 2016 and the merger of one of our subsidiaries into the Bank that prompted a headcount adjustment, and (iii) an increase of 8.2%, or Ch$8,493 million, in bonuses, mainly associated with a non-recurrent disbursement related to the completion of collective bargaining processes in three of our subsidiaries during 2016.

•                  An annual increase of 5.6%, or Ch$16,370 million, in administrative expenses primarily as a result of: (i) an increase in other expenses, from Ch$188,814 million in 2015 to Ch$199,501 million in 2016, which was principally fostered by an increase of 12.0%, or Ch$7,336 million, in IT expenses due to upgrades of IT systems, maintenance expenses and software licenses, (ii) an increase of 8.2%, or Ch$2,332 million, in rent and insurance, mainly related to new branches opened in 2016 and optimization of CrediChile’s distribution network that led us to close certain branches, requiring us to pay out any rent due through the end of those leases in order to unwind them and (iii) an increase of 5.6%, or Ch$1,827 million, in building-related expenses, including repairs and maintenance of fixed assets.

•                  An annual increase of 18.0%, or Ch$4,105 million, in other operating expenses, primarily due to higher provisions and write-offs of assets in lieu of payments.

•                  An increase of 11.8%, or Ch$3,753 million, in depreciation and amortization, mainly due to higher expenses related to the replacement of ATM devices and IT enhancements.

2014 and 2015.  Our total operating expenses recorded a slight annual decrease of 0.1% in 2015 from Ch$727,360 million in 2014 to Ch$726,278 million in 2015.  This annual decrease was supported by both, market factors increasing our cost base and a high basis for comparison for certain line items in 2014.  Thus, the annual change in operating expenses was mainly attributable to:

•                  Personnel expenses decreasing 0.8% on an annual basis from Ch$384,512 million in 2014 to Ch$381,388 million in 2015.  This annual decrease was caused by three main factors.  First, bonuses and incentives decreased by approximately Ch$23,500 million in 2015 due to:  (i) the effect of special bonuses granted to the staff in 2014 of nearly Ch$45,100 million related to collective bargaining agreements signed with our unions, (ii) higher provisions for performance bonuses of approximately Ch$11,200 million in 2015 as compared to 2014 due to better appraisal of corporate achievements and (iii) an annual increase of approximately Ch$6,600 million in variable compensation related to commercial campaigns.  Second, salaries paid to our staff increased by approximately Ch$14,900 million on an annual basis, as a result of:  (i) the recognition of inflation (approximately 4.6%), which we adjusted twice a year, (ii) higher benefits as negotiated with the staff in 2014, (iii) merit salary increases due to promotions and (iv) an annual increase of approximately 0.5% in average headcount.  And third, personnel expenses were negatively impacted by higher severance payments due to organizational restructuring in some of our commercial areas.

•                  An annual decrease of 39.0%, or Ch$14,608 million, in other operating expenses.  This decline was mainly attributable to both lower non-credit related operational write-offs and a decrease in contingency provisions.  In addition, 2014 represented a high basis for comparison as we recognized higher charges associated with write-offs of assets received in lieu of payment.

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

On July 31, 2010, the Chilean congress enacted Law No. 20,455 in response to the February 27, 2010 earthquake, which temporarily increased the statutory corporate income tax rates from 17.0% to 20.0% for the year ending December 31, 2011 and 18.5% for the year ending December 31, 2012, returning to 17.0% for the year ended December 31, 2013.  Nevertheless, in 2012 the government submitted a tax reform bill to the Chilean congress, which was passed on September 27, 2012 (Law No. 20,633), establishing a new statutory corporate income tax rate of 20.0% from 2012 onwards.

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

For more information, see “Item 4.  Information on the Company—Regulation and Supervision—Amendments to the Reform that Modified the Chilean Tax System” and “Item 10.  Additional Information—Taxation—Chilean Tax Considerations”

It is important to mention that the tax benefit associated with the dividend payment made to SAOS, as payment of the subordinated debt held with the Central Bank, would end in the coming years when the liability of SM-Chile with the Central Bank is completely paid off.  For the year ended December 31, 2016, our effective tax rate would have been approximately 5.1 percentage points higher than the actual effective tax rate —all things being equal— in absence of the tax benefit related to the dividend distributed to SAOS as payment of the subordinated debt.

2015 and 2016.  Our income tax expense was Ch$100,212 million in 2016, which represented an annual increase of 21.7% or Ch$17,891 million from the Ch$82,321 million recorded in 2015. This was primarily the result of the increase in the statutory corporate tax rate from 22.5% in 2015 to 24.0% in 2016, in accordance with the tax reform that became effective in 2014. This change translated into approximately Ch$10,100 million of higher income tax (all things being equal), despite the 2.5% decrease in income before income tax. In addition to this regulatory change, the increase in income tax expense was also explained by lower tax benefits associated with the temporary effects on deferred tax assets as a result of future changes in the statutory corporate tax rate established by the 2016 reform. These benefits decreased from approximately Ch$18,200 million in 2015 to approximately Ch$9,200 million in 2016. Lastly, the effect of lower inflation on our shareholders equity (which is tax deductible under the Chilean tax system) also contributed to the increase in income tax expense.

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

Business Segments

To the extent that it is available and because we believe it is useful in analyzing our results, we have included information on a consolidated basis by business segments, disclosed under our Internal Reporting Policies.  A summary of differences between IFRS and our Internal Reporting Policies is presented under “Item 5. Operating and Financial Review and Prospects—Operating Results—Summary of Differences between Internal Reporting Policies and IFRS.”

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

Operations through subsidiaries:  This segment includes all companies controlled by us whose results are obtained individually by the respective company.  As of December 31, 2016, this business segment consisted of:

•                  Banchile Administradora General de Fondos S.A.;

•                  Banchile Asesoría Financiera S.A.;

•                  Banchile Corredores de Seguros Ltda.;

•                  Banchile Corredores de Bolsa S.A.;

•                  Banchile Securitizadora S.A.; and

•                  Socofin S.A.

On June 19, 2013, Banco de Chile acquired all of the shares of Banchile Factoring S.A. owned by Banchile Asesoría Financiera.  As a result of this transaction, Banco de Chile fully acquired the assets and liabilities of Banchile Factoring S.A. and on June 30, 2013 this subsidiary was dissolved.

In 2014, we began a voluntary dissolution process for Banchile Trade Services Limited in Hong Kong. Effective July 5, 2016, this entity was formally dissolved.

On December 19, 2016, Banco de Chile acquired all shares of Promarket S.A. and that subsidiary was dissolved.

The accounting policies described in the summary of accounting principles in “Item 5. Operating and Financial Review and Prospects—Operating Results—Critical Accounting Policies” apply to all business segments.  Matters such as the evaluation of segment performance and decision-making processes regarding goals and allocation of resources for each segment are based on a cost-benefit analysis and are aligned with our overall strategic goals.

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

The financial information used to measure the performance of our business segments is not necessarily comparable with similar information from other financial institutions because it is based on our internal reporting policies.  The accounting policies used to prepare our operating segment information are similar to those described in Note 2(af) to our audited consolidated financial statements as of and for the year ended December 31, 2016 appearing elsewhere in this annual report, except as noted below:

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

•                  We apply Chilean GAAP, as required by the SBIF, when measuring and recording allowances for loan losses, assets received in lieu of payments, minimum dividend allowances and other minor items for internal reporting purposes.  These accounting principles differ in certain respects from IFRS.  A description of these differences is presented below under “Item 5. Operating and Financial Review and Prospects—Operating Results—Summary of Differences between Internal Reporting Policies and IFRS.”

Net Income by Business Segment

The following table sets forth income before income tax by business segment in accordance with our internal reporting policies for each of the years ended December 31, 2014, 2015 and 2016:

	For the Year Ended December 31,						% Increase (Decrease)
	2014		2015		2016		2014/2015	2015/2016
	(in millions of Ch$, except percentages)%
BANK’S INTERNAL REPORTING POLICIES:
Retail banking	Ch$	284,440	Ch$	302,599	Ch$	306,295	6.4%	1.2%
Wholesale banking	289,752		247,701		262,431		(14.5)%	5.9%
Treasury and Money Market	42,441		31,131		38,976		(26.6)%	25.2%
Subsidiaries	33,976		39,296		33,587		15.7%	(14.5)%
Other	—		—		—		—	—
Income before Income tax	Ch$	650,609	Ch$	620,727	Ch$	641,289	(4.6)%	3.3%

Retail Banking

2015 and 2016.  Our retail banking segment recorded income before income tax of Ch$306,295 million in 2016, which represented a 1.2% annual increase when compared to the Ch$302,599 million recorded in 2015.  The annual increase in income before income tax was mainly caused by:

•                  An 11.1% increase in operating revenues during 2016, equivalent to Ch$113,920 million. This increment was based on: (i) an increase in income from loans, due to a 13.0% annual growth in average loans managed by this segment, (ii) greater fees and commissions income, equivalent to 8.7%, mainly caused by higher fees from transactional services (credit cards, current accounts, lines of credits), demand accounts and ATMs and (iii) non-recurrent effects on other income associated with the sale of Visa shares (available-for-sale instruments) that had accumulated significant mark-to-market gains in OCI. These effects permitted us to more than offset the impact of lower inflation on the UF net asset exposure allocated to this segment.

The increase in operating revenues allowed the segment to effectively manage the following developments:

•                  An increase of 31.3% in provisions for loan losses, from Ch$229,669 million in 2015 to Ch$301,491 million, caused by higher countercyclical allowances (recognized under internal reporting policies) and a net credit quality deterioration during 2016.

•                  A 7.9%, or Ch$38,954 million, increase in operating expenses, attributable to: (i) the implementation of new branches for private banking, (ii) the merger of our credit pre-evaluation subsidiary into the Bank and (iii) the optimization of Credichile´s branch network.

2014 and 2015.  Our retail banking segment recorded income before income tax of Ch$302,599 million in 2015, which represented a 6.4% annual increase when compared to the Ch$284,440 million recorded in 2014.  The annual increase in income before income tax was mainly caused by various factors, including the better performance in operating revenues, along with slightly lower credit risk expenses.  Hence, the increase in income before income taxes mainly relied on:

•                  An annual increase of Ch$15,862 million in the retail banking segment operating revenues, representing a 1.6% increase from 2014.  This increase was mainly due to:  (i) higher fees and commissions income of Ch$15,614 million resulting from an increase in credit card and debit card transactions of 8.9% and 15.4%, respectively, (ii) revised interbank ATM transaction fees and (iii) an increase in income from loans due to a 12.3% annual growth in average loans managed by the segment.  These factors allowed the segment to effectively manage lower net interest income resulting from the effect of lower inflation (measured as UF variation) in 2015 (4.07%) as compared to 2014 (5.65%) on the contribution of the UF net asset position portion allocated to the segment.

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

Wholesale Banking

2015 and 2016.  Our wholesale banking segment recorded a 5.9% annual increase in income before income tax, from Ch$247,701 million in 2015 to Ch$262,431 million in 2016.  The main factors steering the increase in income before income tax were:

•                  An annual decrease of 88.8% in provisions for loan losses, from Ch$73,510 million in 2015 to Ch$8,243 million in 2016. This decrease was fostered by a combination of factors, including: (i) improved net credit quality during 2016 for certain customers who had experienced credit risk deterioration in 2015 due to adverse business events and (ii) a positive exchange rate impact on loan loss allowances denominated in U.S. dollars caused by the 5.3% appreciation of the Chilean peso in 2016 as compared to the 16.9% depreciation in 2015.

However, the positive impact of loan loss provisions on income before income tax was partially counterbalanced by:

•                  A contraction of 8.5% in operating revenues equivalent to Ch$39,276 million, primarily caused by: (i) the effect of lower inflation —which measured as UF variation decreased from 4.1% in 2015 to 2.8% in 2016— on the contribution of the UF net asset position, (ii) lower fees and commissions income partly as a result of lower income from custody and trust services and (iii) a negative exchange rate effect on the asset position that hedges our exposure to U.S. dollar-denominated allowances for loan losses associated with this segment.

•                  An annual increase of approximately Ch$11,466 million or 8.0% in operating expenses, which was largely explained by both an increase in personnel expenses as a result of organizational restructuring and other increased expenses related to provisions for assets in lieu of payment linked to some lending transactions.

For the year ended December 31, 2016, there were sales of loan portfolios that translated into a total positive effect of approximately Ch$4,930 million on our results. This had no material impact on our results.

2014 and 2015.  Our wholesale banking segment recorded a 14.5% annual decrease in income before income tax, from Ch$289,752 million in 2014 to Ch$247,701 million in 2015.  This decrease in income before income tax was mainly caused by lower operating revenues, higher provisions for loan losses and an increase in operating expenses.  The main factors steering the decrease in income before income tax were:

•                  A decrease of Ch$15,554 million in operating revenues representing a 3.2% annual decline.  This trend in revenues was due to:  (i) the effect of lower inflation that —measured as UF variation— decreased from 5.65% in 2014 to 4.07% in 2015 impacting the contribution of the UF net asset position portion allocated to the segment and (ii) a high basis for comparison, since net interest income of 2014 included the effect of a commercial loan early settlement amounting to approximately Ch$9,400 million.  These factors were partly offset by:  (i) loan growth of 3.6% in average balances in part due to the acquisition of a commercial loan portfolio amounting to approximately Ch$564,000 and (ii) an in increase in fees and commissions income of approximately Ch$3,537 million (8.8% annual increase) resulting from an increase in fee-based income from custodian and trust services as well as financial advisory services.

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

Treasury and Money Market

2015 and 2016.  Our Treasury and Money Market segment posted income before income tax of Ch$39,976 million in 2016 representing a 25.2% increase from the Ch$31,131 million recorded in 2015.  This increase was primarily the result of the 23.0% increase, or Ch$8,313 million, in operating revenues from Ch$36,134 million in 2015 to Ch$44,447 million in 2016. In turn, this increase is mainly as the result of:

•                  A positive effect associated with credit value adjustment for derivatives. This annual improvement was mainly prompted by favorable shifts in exchange rates (appreciation of the Chilean peso in 2016 as compared to Chilean peso depreciation in 2015) and improved probabilities of default of some of our counterparties.

•                  A downward trend in interest rates in 2016, as compared to increasing interest rates in 2015, which resulted in higher mark-to-market gains in trading securities recognized in results, given the increase in the fair value of such securities.

•                  Greater income from asset and liability management, as a result of lower cost of funding. This took place in spite of the impact of the early redemption of two bond series that resulted in a financial cost of approximately Ch$6,900 million.

•                  A slight annual increase in revenues related to the net FX position held by our Treasury as a result of a 5.3% appreciation of the Chilean peso in 2016 as compared to the 16.9% depreciation experienced in 2015. Despite the difference in exchange rate trends, the increase in revenues was approximately Ch$1,500 million, illustrating our minor exposure to FX.

These trends permitted us to more than offset lower revenues from derivative instruments held for trading and derivatives held for liquidity management, despite modified exposures and unfavorable shifts in market factors, such as inflation and off-shore interest rates.

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

Operations through Subsidiaries

2015 and 2016.  Our subsidiaries recorded income before income tax of Ch$33,587 million for the year ended December 31, 2016, which was 14.5% below the Ch$39,296 million reported in 2015.  The main drivers affecting this performance were:

•                  Lower income before income tax recorded by our investment banking subsidiary (Banchile Asesoría Financiera) by approximately Ch$4,996 million representing an 87.0% decrease from Ch$5,742 million in 2015 to Ch$747 million in 2016. As a consequence of economic slowdown, deteriorated business sentiment and sluggish investment, this subsidiary experienced a significant decrease in the amount of deals or transactions executed in the local market, which translated into a sharp decline in operating revenues.

•                  A decrease of approximately Ch$2,202 million in income before income tax generated by our collection subsidiary (Socofin), from a net gain of Ch$39 million in 2015 to a net loss of Ch$2,163 million in 2016. This decrease principally resulted from the nearly Ch$2,700 million special bonus granted to most of the employees in connection with the collective bargaining process.

•                  A decline of approximately Ch$641 million or 8.0% in income before income tax of our securities brokerage subsidiary, from Ch$8,006 million in 2015 to Ch$7,366 million in 2016. This company posted significant growth of approximately 77.5% in total stock trading turnover, which partly explained the 7.8% annual increase in revenues. Nonetheless, this positive trend was more than offset by an increase in operating expenses, largely influenced by both the special bonus granted to most of the employees in connection with the collective bargaining process, amounting to approximately Ch$1,390 million, and also by higher disbursements related to IT projects.

These negative factors were partly offset by:

•                  Higher income before income tax posted by our mutual funds subsidiary by approximately Ch$1,542 million or 6.8%, from Ch$22,744 million in 2015 to Ch$24,286 million in 2016. This increase was mainly due to a rise of 4.7% in average assets under management as a result of a positive commercial year that included: (i) the creation and management of diverse investment funds and (ii) an increase of approximately 11.1% in the average number of mutual fund participants, from roughly 443,000 in 2015 to approximately 492,000 in 2016. These achievements resulted in higher operating revenues by nearly 5.5% that allowed the subsidiary to overcome one-time expenses, such as a special bonus of nearly Ch$650 million granted to most of the employees in connection with the collective bargaining process.

•                  An increase of approximately Ch$665 million or 24.5% in income before income tax recorded by our insurance brokerage subsidiary, from Ch$2,712 million in 2015 to Ch$3,376 million in 2016. This company posted an increase of 20.5% in operating revenues, largely supported by a 13.8% annual growth in written premiums.

2014 and 2015.  Our subsidiaries recorded income before income tax of Ch$39,296 million for the year ended December 31, 2015, which was 15.7% above the Ch$34,036 million reported in 2014.  This increase in the income before income tax was prompted by an improved performance of some our subsidiaries that provide our customers with specialized financial services.  The main drivers supporting this performance were:

•                  An annual increase of approximately 23.9%, or Ch$4,393 million, in income before income tax of our Mutual Funds subsidiary.  This increase resulted from successful commercial actions intended to increase the customer base while providing our customers with more attractive investment opportunities.  As a result, average assets under management of the subsidiary increased by approximately 13.1% on an annual basis by totaling Ch$6,229,966 million for the year ended December 31, 2015.  Also, the company was able to attract new investors by expanding the base mutual funds participants to approximately 33,450 on an annual basis.

•                  An increase of approximately 33.1%, or Ch$1,427 million, in income before income tax generated by our Financial Advisory subsidiary.  The increase was due to the company’s leading role in mergers and acquisitions and debt restructuring transactions executed in the local market and abroad during 2015.

•                  Similarly, our Insurance Brokerage subsidiary posted an annual increase of approximately 66.7%, or Ch$1,134 million, in 2015 as compared to 2014.  This increase was due to a proactive commercial strategy intended to leverage the bank’s customer base by enhancing cross-sell.  Also, the company deployed diverse efforts acquiring new customers while improving contact channels.  Accordingly, this subsidiary reached record levels of sales (written premiums) in 2015 resulting in a 19.6% annual increase in the stock of written premiums managed by the company.

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

Summary of Differences between Internal Reporting Policies and IFRS

We prepare our business segments’ financial information in accordance with our internal reporting policies, which differ in certain significant aspects from IFRS.  The following table sets forth net income and equity for the years ended December 31, 2014, 2015 and 2016 in accordance with our internal reporting policies and under IFRS:

	Year Ended December 31,
	2014		2015		2016
	(in millions of Ch$)
Income before income tax (Internal Reporting Policies)	Ch$	650,608	Ch$	620,727	Ch$	641,289
Reconciliation to IFRS	24,596		71,499		33,974
Income before income tax (IFRS)	675,204		692,226		675,263
Net income (Internal Reporting Policies)	591,081		558,997		552,249
Reconciliation to IFRS	4,438		50,908		22,802
Net income (IFRS)	595,519		609,905		575,051
Equity (Internal Reporting Policies)	2,535,156		2,740,087		2,887,411
Reconciliation to IFRS	375,819		435,238		420,263
Equity (IFRS)	Ch$	2,910,975	Ch$	3,175,325	Ch$	3,307,674

Some differences exist between our net income and equity as determined in accordance with our internal reporting policies, which are used for management reporting purposes, as presented in the segment information, and our net income and equity as determined under IFRS, as presented in our consolidated financial statements.

The most significant differences are as follows:

For internal reporting purposes, allowances for loan losses are calculated based on specific guidelines set by the SBIF based on an expected losses approach.  Under IFRS, IAS 39 “Financial instruments:  Recognition and Measurement,” allowances for loan losses should be adequate to cover losses in the loan portfolio at the respective balance sheet dates based on an analysis of estimated future cash flows.  According to internal reporting policies, we record additional allowances related to expected losses not yet incurred, whereas under IFRS these expected losses may not be recognized.  As a result of these accounting policy differences, our net income under IFRS was Ch$27,045 million, Ch$58,846 million and Ch$48,334 million higher than our internally reported net income in 2014, 2015 and 2016, respectively.  The impact on equity was Ch$220,671 million, Ch$279,517 million and Ch$327,851 million in 2014, 2015 and 2016, respectively.

IFRS 13 established specific guideline for purposes of fair value measurement when fair value calculation is required or permitted. The application of IFRS 13 has impacted fair value measurements related to derivatives by including the Bank’s own credit risk (commonly referred as to “Debit Value Adjustment”).  Our net income under IFRS was Ch$14,012 million, Ch$15,009 million higher than our internally reported net income in 2014 and 2015, respectively, and Ch$12,732 million lower than our internally reported net income in 2016 due to Debit Value Adjustments.  The impact on equity due to this recognition was Ch$33,101 million, Ch$48,110 million and Ch$35,378 million in 2014, 2015 and 2016, respectively.

Under internal reporting policies, our merger with Citibank Chile was accounted for under the pooling of interest method, while under IFRS, and for external financial reporting purposes, the merger of the two banks was accounted for as a business combination in which we were the acquirer as required by IFRS 3 “Business Combinations.”  Under IFRS 3, we recognized all acquired net assets at fair value as determined at the acquisition date, as well as the goodwill resulting from the purchase price consideration in excess of net assets recognized.  As a result of these accounting policy differences, our net income under IFRS was Ch$2,286 million, Ch$2,285 million and Ch$2,286 million lower than our internally reported net income in 2014, 2015 and 2016, respectively.  In addition, the impact on equity was Ch$40,266 million, Ch$37,981 million and Ch$35,695 million in 2014, 2015 and 2016, respectively.

For internal reporting purposes, assets received in lieu of payments are measured at historical cost or fair value, less cost to sell, if lower, on a portfolio basis and written off if not sold after a certain period of time in accordance with specific guidelines established by the SBIF.  Under IFRS, these assets are deemed non-current assets held for sale and their accounting treatment is set by IFRS 5 “Non-Current Assets Held for Sale and Discontinued Operations.”  In accordance with IFRS 5 these assets are measured at historical cost or fair value, less cost to sell, if lower.  Accordingly, under IFRS these assets are not written off unless they were impaired.  As a result of this accounting policy difference, our net income was Ch$13,867 million and Ch$952 million lower than our internally reported net income in 2014 and 2015, respectively, and Ch$871 million higher than our internally reported net income in 2016.  The impact on equity was Ch$2,153 million, Ch$1,201 million and Ch$2,072 million in 2014, 2015 and 2016, respectively.

All of the aforementioned differences had an impact on deferred taxes, which resulted in net income under IFRS that was Ch$20,158 million, Ch$20,592 million and Ch$11,172 million lower than our internally reported net income in 2014, 2015 and 2016, respectively.  The impact on equity was Ch$71,889 million, Ch$92,481 million and Ch$104,790 million in 2014, 2015 and 2016, respectively.

Chilean banks are required to distribute at least 30% of their net income to shareholders unless the shareholders unanimously approve the retention of profits.  A bank may, however, be prohibited from distributing to shareholders even this 30% of its net income if such distribution would cause the bank to violate certain statutory capital requirements.  In accordance with internal reporting policies, we record a minimum dividend allowance of at least 70% of the period’s net income, as permitted by the SBIF.  During 2014, 2015 and 2016, the Bank recorded minimum dividend allowances of Ch$324,588 million, Ch$324,469 million and Ch$285,233 million, respectively.  Under IFRS, only the portion of dividends that is required to be distributed by Chilean Law must be recorded, i.e., 30% as required by the Chilean Corporations Law.  This accounting difference does not lead to differences in net income.  However, given this adjustment, the equity under IFRS was Ch$147,264 million, Ch$156,770 million and Ch$119,558 million higher than our internally reported equity in 2014, 2015 and 2016, respectively.

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

Chilean regulations also require that the expected outflows within the following 30 days not exceed the amount of a bank’s Basic Capital and the expected outflows within the following 90 days not exceed twice the amount of a bank’s Basic Capital.  Expected outflows may include behavioral assumptions.  Measurements must be made separately, by currency. This report used to be called the C08 index but was replaced by the C46 index in 2015, although both were aimed at the same purpose. Furthermore, in March 2016 the Chilean regulator began to require C47 and C48 reports. The C47 report focuses on liabilities analysis from a concentration, maturity and renewal perspective. On the other hand, the C48 report gauges Liquidity Coverage Ratio and Net Stable Funding Ratio. So far, however, the regulator has not established any limits related to these reports. See “Item 4.  Information on the Company—Regulation and Supervision— New Rules on Liquidity Standards”.

Mandatory metrics requested by the SBIF and other metrics developed by us utilizing internal models are prepared on a daily basis by independent units within the Management and Financial Control Division (managed by the CFO).  These reports are submitted daily to the corresponding Treasury areas, which are in charge of overseeing and managing our liquidity.  The Finance, International and Market Risk Committee also monitors these metrics on a monthly basis.

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

	For the Year Ended December 31,
	2014		2015		2016
	(in millions of Ch$)
IFRS:
Net cash provided by (used in) operating activities	Ch$	(218,774)	Ch$	(1,639,717)	Ch$	162,539

2015 and 2016.  Net cash from operating activities increased Ch$1,802,256 million on an annual basis, from a net outflow of Ch$1,639,717 million in 2015 to a net inflow of Ch$162,539 million in 2016.  The increase in cash provided by operating activities was mainly the result of: (i) a net annual decrease of Ch$1,688,224 million in cash outflows for loans granted to our customers in light of the moderate growth recorded by the Chilean economy which translated into a decrease in demand for loans from both companies and individuals, (ii) a net annual decrease of Ch$461,174 million in cash outflows for loans to financial institutions as a result of the previously described factors, (iii) a net annual increase of Ch$445,263 million in cash inflows from saving accounts and time deposit balances, which demonstrates the level of liquidity present in the market and the positive results of our commercial strategies in 2016 to reinforce these products among our customers and (iv) a net annual decrease of Ch$230,275 million in cash outflows associated with other assets and liabilities, given the tempered expansion registered by our balance sheet. These factors were partially offset by a net annual decrease of approximately Ch$1,396,963 million in cash inflow from current accounts and demand deposits due to lower annual growth in these types of liabilities and deposit holders looking for more profitable investment alternatives.

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

	For the Year Ended December 31,
	2014		2015		2016
	(in millions of Ch$)
IFRS:
Net cash provided by (used in) investing activities	Ch$	38,457	Ch$	567,451	Ch$	523,281

2015 and 2016.  Net cash provided by investing activities slightly decreased from a net inflow of Ch$567,451 million in 2015 to a net inflow of Ch$523,281 million in 2016. This decrease was primarily the result of an annual decrease in positions held in available-for-sale securities, which changed 7.0%, or Ch$42,315 million, from a net decrease of Ch$605,772 million in 2015 to a net decrease of Ch$563,457 million in 2016. The decrease in available-for-sale positions over the last two years has been prompted by the prevailing historically low interest rate environment, which makes it difficult to obtain mark-to-market gains from taking new positions. In addition, the potential instability in capital markets during 2016 produced by international political events led us to further decrease our positions in available-for-sale instruments, in light of the volatility that these events could have caused in the market.

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

	For the Year Ended December 31,
	2014		2015		2016
	(in millions of Ch$)
IFRS:
Net cash provided by financing activities	Ch$	377,531	Ch$	1,213,817	Ch$	(711,595)

2015 and 2016.  Our net cash from financing activities reversed from a net inflow of Ch$1,213,817 million in 2015 to a net outflow of Ch$711,595 million in 2016.  This reversal was primarily the result of lower funding needs as compared to the previous year as a result of the lower expansion of our loan book and other operating assets. Accordingly, the annual variance was explained by: (i) a net decrease of Ch$919,255 million in the cash inflow from borrowings from financial institutions, (ii) a net decrease of approximately Ch$595,331 million in 2016 in proceeds from commercial paper as compared to 2015 and (iii) a net decrease of Ch$455,039 million in proceeds from long-term bond issuances.

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

Borrowings

The following table presents the maturities of each borrowing category for the indicated year.

	As of December 31, 2014						As of December 31, 2015						As of December 31, 2016
	Long-term		Short-term		Total		Long-term		Short-term		Total		Long-term		Short-term		Total
	(in millions of Ch$)
IFRS:
Borrowings from financial institutions:
Central Bank credit lines for renegotiation of loans	Ch$	—	Ch$	9	Ch$	9	Ch$	—	Ch$	6	Ch$	6	Ch$	—	Ch$	3	Ch$	3
Other borrowings from the Central Bank	—		—		—		—		—		—		—		—		—
Borrowings from domestic financial institutions	—		—		—		—		—		—		—		—		—
Borrowings from foreign institutions	15,165		1,083,542		1,098,707		106,463		1,423,158		1,529,621		120,690		919,333		1,040,023
Debt issued:
Bonds	3,572,144		272,843		3,844,987		4,503,290		576,162		5,079,452		4,711,058		539,947		5,251,005
Commercial papers (short-term bonds)	—		378,060		378,060		—		190,762		190,762		—		180,570		180,570
Subordinated bonds	729,223		41,372		770,595		599,700		185,913		785,613		660,853		52,585		713,438
Mortgage finance bonds	46,027		18,287		64,314		31,778		14,603		46,381		21,928		10,986		32,914
Other financial obligations	44,844		141,729		186,573		40,945		132,136		173,081		21,713		164,486		186,199
Total other interest bearing liabilities	Ch$	4,407,403	Ch$	1,935,842	Ch$	6,343,245	Ch$	5,282,176	Ch$	2,522,740	Ch$	7,804,916	Ch$	5,536,242	Ch$	1,867,910	Ch$	7,404,152

The Bank was in material compliance with all of its debt instruments during 2014, 2015 and 2016.

Central Bank Borrowings

Central Bank borrowings include credit lines for the renegotiation of loans and other borrowings.  The Central Bank provided credit lines for the renegotiation of mortgage loans due to the need to refinance debts as a result of the economic recession and crisis of the Chilean banking system from 1982 to 1985.  These credit lines are linked to the UF index and carry real interest rates.  As of December 31, 2016, the maturities of the outstanding balances were, as follows:

As of December 31, 2016
(in millions of Ch$)
IFRS:
Due within 1 year	3
Due after 1 year but within 2 years	—
Due after 2 years but within 3 years	—
Due after 3 years but within 4 years	—
Due after 4 years but within 5 years	—
Due after 5 years	—
Total Central Bank borrowings	3

Borrowings from Domestic Financial Institutions

Borrowings from domestic financial institutions are generally used to fund our general operations.  As of December 31, 2016, we did not have any outstanding borrowings from domestic financial institutions.

Borrowings from Foreign Financial Institutions

We have short- and long-term borrowings from foreign banks.  These loans are denominated in foreign currency and are used to fund our foreign trade loans and carried an average nominal interest rate of 1.08% in the year ended December 31, 2016.  The outstanding maturities of these borrowings as of December 31, 2016 were, as follows:

As of December 31, 2016
(in millions of Ch$)
IFRS:
Due within 1 year	919,333
Due after 1 year but within 2 years	120,690
Due after 2 years but within 3 years	—
Due after 3 years but within 4 years	—
Due after 4 years but within 5 years	—
Due after 5 years	—
Total foreign borrowings	1,040,023

(1)         Includes borrowings with maturities that were originally more than one year but which as of December 31, 2016 had remaining maturities of less than one year.

Senior Bonds

Our long-term bonds are primarily denominated in UF and, to a lesser extent, in foreign currency. Accordingly, in addition to being interest-bearing liabilities, they are subject to changes in exchange rates and inflation (in the case of UF-denominated bonds). As of December 31, 2016 our long-term bonds denominated in UF carried an average real annual interest rate of 3.23%. As of the same date, our long-term bonds denominated in foreign currency carried an annual interest rate of 1.83%. These average rates do not include the effect of exchange rate or inflation adjustments. Long-term bonds are intended to finance loans that had a maturity of more than one year. In addition, payments of interest and principal are generally due on a semiannual basis.

The maturities of these bonds as of December 31, 2016 were:

As of December 31, 2016
(in millions of Ch$)
IFRS:
Due within 1 year	539,947
Due after 1 year but within 2 years	465,358
Due after 2 years but within 3 years	569,883
Due after 3 years but within 4 years	275,280
Due after 4 years but within 5 years	517,213
Due after 5 years	2,883,324
Total bonds	5,251,005

During 2016 we issued Ch$804,979 million in long-term bonds.

Commercial paper

Our commercial paper is denominated in U.S. dollars and carried an average annual interest rate of 0.79% as of December 31, 2016. This average rate does not include the effect of exchange rate adjustments.

The maturities of our commercial paper as of December 31, 2016 were:

As of December 31, 2016
(in millions of Ch$)
IFRS:
Due within 1 year	180,570
Due after 1 year but within 2 years	—
Due after 2 years but within 3 years	—
Due after 3 years but within 4 years	—
Due after 4 years but within 5 years	—
Due after 5 years	—
Total bonds	180,570

During 2016 we issued commercial paper in an amount of Ch$532,852 million.

Subordinated Bonds

As of December 31, 2016, our outstanding subordinated bonds were denominated in UF. Payments of interests and principal are generally due on a semiannual basis and the discount on the issuance is amortized over the life of the bond.  As of December 31, 2016, the effective real interest rate carried by our UF-denominated subordinated bonds was 4.44%. Until June 2016 we also had a subordinated bond denominated in USD. In the six-month period between January and June 2016, this bond carried an effective interest rate of 3.71%, which did not take into account the effect of exchange rate adjustments.

Subordinated bonds are also intended to finance loans having a maturity of more than one year.  As of December 31, 2016, the maturities of subordinated bonds, which are considered long-term, were:

As of December 31, 2016
(in millions of Ch$)
IFRS:
Due within 1 year	52,585
Due after 1 year but within 2 years	26,922
Due after 2 years but within 3 years	26,981
Due after 3 years but within 4 years	20,398
Due after 4 years but within 5 years	18,919
Due after 5 years	567,633
Total subordinated bonds	713,438

During 2016 we issued subordinated bonds in an amount of Ch$82,206 million.

Mortgage Finance Bonds

Mortgage finance bonds are used to finance the granting of mortgage loans.  The outstanding principal amounts of the bonds are amortized on a quarterly basis.  The range of maturities of these bonds is between five and 30 years.  The bonds are linked to the UF index and carried a weighted average annual interest rate of 4.90% as of December 31, 2016.

The maturities of mortgage finance bonds as of December 31, 2016 were:

As of December 31, 2016
(in millions of Ch$)
IFRS:
Due within 1 year	10,986
Due after 1 year but within 2 years	6,264
Due after 2 years but within 3 years	5,130
Due after 3 years but within 4 years	3,798
Due after 4 years but within 5 years	2,543
Due after 5 years	4,193
Total mortgage finance bonds	32,914

Other Financial Obligations

The maturities of other financial obligations as of December 31, 2014, 2015 and 2016 were as follows:

	As of December 31,
	2014		2015		2016
	(in millions of Ch$)
IFRS:
Other long-term obligations:
Obligations with Chilean Government	Ch$	44,844	Ch$	40,945	Ch$	21,713
Total other long-term obligations	44,844		40,945		21,713
Other short-term obligations	141,729		132,136		164,486
Total other obligations	Ch$	186,573	Ch$	173,081	Ch$	186,199

As of December 31, 2016, other financial obligations had the following maturities:

As of December 31, 2016
(in millions of Ch$)
IFRS:
Due within 1 year	164,486
Due after 1 year but within 2 years	9,881
Due after 2 years but within 3 years	8,358
Due after 3 years but within 4 years	2,036
Due after 4 years but within 5 years	787
Due after 5 years	651
Total other obligations	186,199

Asset and Liability Management

Our asset and liability management policy is to maximize net interest income, return on assets and average equity in light of interest rate, liquidity and foreign exchange risks, within the limits of Chilean banking regulations and our internal risk management policies.  Subject to these constraints, we may from time to time take mismatched positions as to interest rates or, in certain limited circumstances, foreign currencies when justified, in our view, by market conditions and prospects, and subject to our asset and liability management policies.  Our board of directors determines our asset and liability policies.  See Note 42 to our audited consolidated financial statements as of and for the year ended December 31, 2016 appearing elsewhere in this annual report.

Funding

The following table sets forth our average daily balance of liabilities for the years ended December 31, 2014, 2015 and 2016 in each case together with the related average nominal interest rates paid thereon:

	Year Ended December 31,
	2014				2015				2016
	Average Balance		% of Total Liabilities	Average Nominal Rate	Average Balance		% of Total Liabilities	Average Nominal Rate	Average Balance		% of Total Liabilities	Average Nominal Rate
	(in millions of CH$, except percentages)
IFRS:
Current accounts and demand deposits	Ch$	6,224,055	26.2%	—%	Ch$	7,129,486	27.2%	—%	Ch$	7,661,618	27.6%	—%
Savings accounts and time deposits	9,724,220		40.9	4.35	9,816,535		37.5	3.37	10,535,576		38.0	3.40
Borrowings from financial institutions	1,137,199		4.8	0.63	1,360,806		5.2	0.75	1,220,472		4.4	1.11
Debt issued	4,897,000		20.6	7.03	5,646,119		21.6	5.83	6,063,843		21.9	5.11
Other financial obligations	190,159		0.8	2.64	179,722		0.7	1.84	165,521		0.6	1.42
Other interest bearing liabilities	262,301		1.1	3.65	238,514		0.9	3.03	192,768		0.7	3.23
Other non-interest bearing liabilities	1,329,895		5.6	—	1,794,802		6.9	—	1,890,189		6.8	—
Total liabilities	Ch$	23,764,829	100.0%	—	Ch$	26,165,984	100.0%	—	Ch$	27,729,987	100.0%	—

Our most important sources of funding are customer deposits, which primarily consist of peso-denominated, non-interest bearing current accounts and demand deposits and both Chilean Peso and UF-denominated interest bearing time deposits and savings accounts.  Current accounts and demand deposits represented 26.2%, 27.2% and 27.6% of our average total liabilities in 2014, 2015 and 2016, respectively.  These kinds of liabilities are our least-cost source of funding.  On the other hand, savings accounts, time deposit and debt issued represented 61.5%, 59.1% and 59.9% of our average liabilities in 2014, 2015 and 2016, respectively.

Capital Expenditures

For information on our capital expenditures, see “Item 4.  Information on the Company—History and Development of the Bank—Capital Expenditures.”

RECENT DEVELOPMENTS

At the ordinary shareholders’ meeting, held on March 23, 2017, the board of directors was elected due to the end of the legal and statutory three-year term. The following persons were appointed as directors for a new three-year term:

Directors:	Andrés Ergas Heymann
Alfredo Ergas Segal (Independent)
Jaime Estévez Valencia (Independent)
Jane Fraser
Pablo Granifo Lavín
Samuel Libnic
Andrónico Luksic Craig
Jean Paul Luksic Fontbona
Gonzalo Menéndez Duque
Francisco Pérez Mackenna
Juan Enrique Pino Visinteiner

Alternate Directors:	Rodrigo Manubens Moltedo
Thomas Fürst Freiwirth (Independent)

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

The following trends may also have an impact on the Chilean economy and the economic growth of its trade partners, and could therefore affect the Chilean banking industry, and thus, could affect our business, operating results or financial condition:

•                  Contradictory trends in the global economic recovery. Although the economic downturn, financial turmoil and banking panics seem to have subsided in developed countries, there remains financial fragility worldwide. The U.S. economy and some European countries are reestablishing paths of growth.  However, developing countries with significant impact on global trade, such as China, continue to decelerate in economic growth. Therefore, any potential event that could affect the recovery of the U.S. or European economies or could lead to a deeper slowdown in China could affect global and local financial markets and economic growth.

•                  The impact on worldwide consumption and foreign trade caused by the elimination of monetary and fiscal stimuli in certain developed and developing economies.

•                  Competing monetary policies in some countries, such as the U.S., that cause exchange rate volatility, appreciation of the U.S. dollar and cost pass-through to local prices in net importer economies like Chile.

•                  Political or diplomatic developments. Various political events are taking place around world, including the election of new administrations in certain of the principal developed countries, a redefinition of political and economic alliances and the emergence of radicalized political movements. In addition, the threat of armed conflicts or terrorism in the Middle East and certain Asian countries are latent, resulting in a global migration crisis that has been managed in dramatically different ways by developed countries. Any negative development in these matters could result in the adoption of protectionist policies, immigration bans, restrictions on foreign trade or prohibitions on business with specific investors in particular countries or within certain countries. If any of these risks materialize, they could result in increased uncertainty and volatility in the international markets.

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

We provide customers with off balance sheet credit support through loan commitments.  Such commitments are agreements to lend to a customer at a future date, subject to compliance with contractual terms.  Since substantial portions of these commitments are expected to expire without us having to make any loans, total commitment amounts do not necessarily represent our actual future cash requirements.  The amounts of these loan commitments were Ch$7,224,242 million as of December 31, 2015 and Ch$7,572,687 million as of December 31, 2016.  See Note 27 to our audited consolidated financial statements as of and for the year ended December 31, 2016 appearing elsewhere in this annual report.  The amounts of subscribed leasing contracts were Ch$240,120 million as of December 31, 2015 and Ch$202,111 million as of December 31, 2016.

Interest rate and cross-currency swaps, which are entered into in order to hedge our foreign investment portfolio, are recorded at their estimated fair market values.  See Note 9 to our audited consolidated financial statements as of and for the year ended December 31, 2016 appearing elsewhere in this annual report.

The credit risk of both on and off-balance sheet financial instruments varies based on many factors, including the value of collateral held and other security arrangements.  To mitigate credit risk, we generally determine the need for specific covenant, guarantee and collateral requirements on a case-by-case basis, depending on the nature of the financial instrument and the customer’s creditworthiness.  The amount and type of collateral held to reduce credit risk varies, but may include real estate, machinery, equipment, inventory and accounts receivable, as well as cash on deposit, stocks, bonds and other marketable securities that are generally held in our possession or at another appropriate custodian or depository.  This collateral is valued and inspected on a regular basis to ensure both its existence and adequacy.  Additional collateral is requested when appropriate.  For further information, see Note 27(a) to our audited consolidated financial statements as of and for the year ended December 31, 2016 appearing elsewhere in this annual report.

Financial Guarantees

The following is a summary of the nominal value of instruments that are considered financial guarantees and which are accounted for in off-balance sheet accounts:

As of December 31, 2016
(in millions of Ch$)
Performance bonds	2,150,307
Foreign office guarantees and standby letters of credit	279,362
Total	2,429,669

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

As of December 31, 2016, the expiration of guarantees per period was as follows:

	Due within 1 year	Due after 1 year but within 3 years	Due after 3 years but within 5 years	Due after 5 years	Total
	(in millions of Ch$)
Performance bonds	1,583,497	429,353	108,315	29,142	2,150,307
Foreign office guarantees and standby letters of credit	239,823	24,387	—	15,152	279,362
Total	1,823,320	453,740	108,315	44,294	2,429,669

As of December 31, 2016, the Bank did not have significant concentrations by country.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following tables set forth our contractual obligations and commercial commitments by residual maturity.  As of December 31, 2016, the scheduled maturities of our contractual obligations, including accrued interest, were as follows:

	Due within 1 year	Due after 1 year but within 3 years	Due after 3 years but within 5 years	Due after 5 years	Total	Estimated Interest Payment
	(in millions of constant Ch$ as of December 31, 2016)
IFRS:
Contractual Obligations
Currents accounts and other demand deposits	8,321,148	—	—	—	8,321,148	—
Transaction in the course of payment	25,702	—	—	—	25,702	—
Saving accounts and time deposits	10,184,773	367,306	570	252	10,552,901
Bonds issued
Mortgage finance bonds	10,986	11,394	6,341	4,193	32,914	7,750
Bonds	539,947	1,035,241	792,493	2,883,324	5,251,005	859,046
Commercial Bonds	180,570	—	—	—	180,570	29,541
Subordinated Bonds	52,585	53,903	39,317	567,633	713,438	399,616

Hedged Instrument
Inflows
Corporate Bond MXN	(552)	(1,105)	(1,105)	(35,467)	(38,229)	—
Corporate Bond HKD	(12,144)	(76,922)	(21,084)	(338,517)	(448,667)	—
Corporate Bond PEN	(15,614)	—	—	—	(15,614)	—
Corporate Bond CHF	(88,339)	(370,926)	(495)	(99,748)	(559,508)	—
Obligation USD	(115,644)	(101,478)	—	—	(217,122)	—
Corporate Bond JPY	(929)	(46,415)	(29,418)	(28,866)	(105,628)	—
Outflows
Cross currency swap MXN	552	1,105	1,105	35,467	38,229	—
Cross currency swap HKD	12,144	76,922	21,084	338,517	448,667	—
Cross currency swap PEN	15,614	—	—	—	15,614	—
Corporate Bond CHF	88,339	370,926	495	99,748	559,508	—
Obligation USD	115,644	101,478	—	—	217,122	—
Corporate Bond JPY	929	46,415	29,418	28,866	105,628	—

Borrowings from financial institutions	919,336	120,690	—	—	1,040,026	—
Other obligations	164,486	18,239	2,823	651	186,199	—
Lease contracts	27,703	44,809	36,213	46,902	155,627	—
Services contracts	5,959	3,376	312	—	9,647	—
Investments sold under agreements to repurchase	216,817	—	—	—	216,817	—
Total	20,650,012	1,654,958	878,069	3,502,955	26,685,994	1,295,953

For more information, see Note 9(c) to our Consolidated Financial Statements.

Item 6            Directors, Senior Management and Employees

DIRECTORS AND SENIOR MANAGEMENT

Directors

Our administration is conducted by our board of directors, which, in accordance with our estatutos (bylaws), consists of 11 directors and two alternate directors.  The entire board of directors is elected every three years.  Our current board of directors was elected in March 2017 and its term expires in March 2020.

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

Our current directors are as follows:

Director	Position	Committee Memberships	Age
Pablo Granifo L.	Chairman	8	58
Andrónico Luksic C.	Vice Chairman	1	63
Jane Fraser	Vice Chairman	2	50
Alfredo Ergas S.	Director	4	50
Andrés Ergas H.	Director	1	50
Jean Paul Luksic F.	Director	1	53
Samuel Libnic	Director	1	51
Gonzalo Menendez D.	Director	5	68
Juan Enrique Pino V.	Director	5	55
Francisco Perez M.	Director	4	59
Jaime Estévez V.	Director	4	70
Rodrigo Manubens M.	Alternate Director	1	58
Thomas Fürst F.	Alternate Director	1	86

Pablo Granifo L. was re-elected as the chairman of our board of directors in 2017, a position which he has held since 2007. He was our chief executive officer from 2001 to 2007, chief executive officer of Banco A. Edwards from 2000 to 2001, commercial manager at Banco Santiago from 1995 to 1999 and corporate manager at Banco Santiago from 1999 to 2000. Mr. Granifo is also chairman of the board of directors of Banchile Asesoría Financiera S.A., Socofin S.A., Banchile Securitizadora S.A., Banchile Administradora General de Fondos S.A. and a member of the executive committee of Banchile Corredores de Seguros Limitada. He is also chairman of Viña San PedroTarapacá S.A., and a member of the board of directors of Compañía Cervecerías Unidas S.A., Empresa Nacional de Energía Enex S.A., Embotelladoras Chilenas Unidas S.A. and Cervecera CCU Chile. Mr Granifo is also a member of the Chilean Association of Banks.  He holds a degree in business administration from the Pontificia Universidad Católica de Chile.

Andrónico Luksic C. has been a director and the vice chairman of our board of directors since 2002 and was re-elected in 2017.  Mr. Luksic is also chairman of LQ Inversiones Financieras S.A., Quiñenco S.A. and Compañía Cervecerías Unidas S.A., vice chairman of Compañía Sud Americana de Vapores S.A. and a member of the board of directors of Antofagasta plc, Antofagasta Minerals, Tech Pack S.A., Nexans S.A. and Invexans S.A. Additionally, he is a member of the board of directors of Sociedad de Fomento Fabril (“SOFOFA”).  Mr. Luksic is a member of the International Business Leaders’ Advisory Council for the Mayor of Shanghai. He is also a member of the International Advisory Council of the Brookings Institution, the International Advisory Board of Barrick Gold, the Advisory Board of the Panama Canal Authority, and the Chairman’s International Council of the Council of the Americas. In addition, Mr. Luksic is a Trustee Emeritus at Babson College, and a member of the Harvard Global Advisory Council, the Global Leadership Council at Columbia University, the International Advisory Board of the Blavatnik School of Government at Oxford University, the International Advisory Boards of both the Tsinghua University School of Economics and Management and the Fudan University School of Management, the Harvard Business School Latin American Advisory Board, the David Rockefeller Center Advisory Committee at Harvard

University and the Latin American Executive Board of the MIT Sloan School of Management. Andrónico Luksic and Jean Paul Luksic are brothers.

Jane Fraser has been a director and the vice chairman of our board of directors since 2015 and was re-elected in 2017. She is the chief executive officer of Citigroup Latin America, responsible for all businesses in the 23 countries where Citigroup is present in this important region, including Mexico. Mrs. Fraser sits on Citigroup’s Operating Committee. Before this role, she was chief executive officer of U.S. Consumer and Commercial Banking at CitiMortgage. From 2009 to 2013, Mrs. Fraser served as chief executive officer of Citigroup’s Global Private Bank. Previously, she was Global Head of Strategy and Mergers & Acquisitions for Citigroup from 2007 to 2009 and also led the firm’s re-engineering effort. She joined Citigroup in 2004 to run Client Strategy for the Global Banking division. She has been included among the “Most Powerful Women in Business” since 2014 by the Fortune magazine and American Banker has recognized her several times as one of the “Most Powerful Women in Banking”. She is a member of the board of directors of Banamex in Mexico, the Association of American Chambers of Commerce in Latin America and the Council of the Americas. Prior to joining Citigroup, Jane was a partner at McKinsey & Company where she worked in London and New York for 10 years serving clients in the financial services industry. She started her career at Goldman Sachs in the Mergers & Acquisitions department in London and then worked for Asesores Bursátiles in Madrid. Mrs. Fraser has an MBA from Harvard Business School and a master of arts in economics from Cambridge University.

Alfredo Ergas S. has been a member of our board of directors since March 2017. Mr. Ergas is an independent director and was elected with the vote of the administrators of the Chilean pension funds. Mr. Ergas chairs the boards of directors of Transportadora de Gas del Perú, Grupo Costanera S.A., David del Curto S.A., EquityBrand S.A., Termotasajero S.A. (Colombia) and Energía 7, and serves as chairman of the finance committee of Transelec S.A. He chairs the board of InBest and participates as member of the advisory committee of the Faculty of Business and Economics of Universidad de Chile. Previously he acted as the regional chief financial officer of Enersis, where he also served in business development and as controller. He was the chief financial officer of Endesa Chile and Smartcom, a telecommunications subsidiary of Endesa Spain. He has also been head of the money market desk of Santiago S.A. Corredores de Bolsa. Mr. Ergas was named in 2006 as the “Best Business Administrator of Universidad de Chile” and selected by his market peers as “CFO of the Year” in 2010 in Revista Capital. He was also named “One of the best Chilean CFO’s Related to Investors 2012” by Lira. Mr. Ergas is a professor of finance at Universidad Chile. Mr. Ergas has a degree in business administration from Universidad de Chile and an MBA from Trium Global Executive, jointly issued by New York University, the London School of Economics and Political Science and the HEC Paris School of Management (école des Hautes Etudes Commerciales de Paris).

Andrés Ergas H. was appointed member of our board of directors in 2017. Previously, he was an advisor to the board of directors since August 2014 until his appointment as director. Currently, he is chairman of the board of Nomads of the Seas and a member of the board of directors of Southwest Investment, Ever, Inersa 1 and Shmates. Previously, he was chairman and chief executive officer of Banco HNS, chairman of the board of directors of Compañía General de Leasing and vice chairman of Factoring Finersa. He has also served on the boards of Banco Edwards, Hotel Plaza San Francisco Kempinsky, BMW Chile, Inmobiliaria Paidahue, Mitsubishi Motors and Dina Trucks Co. Mr. Ergas holds a degree in business administration from the Universidad Diego Portales.

Jean Paul Luksic F. was appointed member of our board of directors in April 2013 and was re-elected in 2017.  Mr. Luksic is vice chairman of Quiñenco S.A. and Sociedad Matriz SAAM S.A. Mr. Luksic is also chairman of the board of directors of Antofagasta plc, a position he has held since 2004.  Mr. Luksic was appointed to the board of directors of Antofagasta plc in 1990 and was the chief executive officer of Antofagasta Minerals until his appointment as chairman of Antofagasta plc in 2004.  He is also director of the board of Antofagasta Minerals, as well as chairman of the Consejo Minero, the industry body representing the largest mining companies in Chile. Mr. Luksic holds a B.Sc. degree in management and science from the London School of Economics and Political Science. Jean Paul Luksic is the brother of Andrónico Luksic.

Samuel Libnic was appointed member of our board of directors in April 2015 and was re-elected in 2017.  He has been the general counsel for Citigroup Inc.’s operations in Latin America since 2007.  In April 2010, he became a member of Citigroup Inc.’s Legal Management Committee and in January 2012 was appointed to the Office of Vice President by the board of directors of Citibank, N.A.  In September 2013 the legal department of Banamex, Citigroup Inc.’s Mexican banking subsidiary, also began reporting to Mr. Libnic.  Mr. Libnic’s current responsibilities include overseeing legal coverage for all products and businesses throughout Latin America and Mexico.  Prior to becoming general counsel for the Latin America region, Mr. Libnic held a number of positions since joining the company in 1996 as general counsel of the Global Corporate and Investment Bank for Citibank Mexico, Grupo Financiero Citibank.  In 2001, he was named deputy general counsel for Latin America, a position he held until he assumed his current role.  From November 2010 until June 2013, Mr. Libnic also acted as head of the Legal Department for Citi Brazil (in additional to his regional role).  Before joining Citigroup Inc., Mr. Libnic worked at Shearman & Sterling LLP in New York and with Basham, Ringe and Correa in Mexico.  He holds a law degree with honors from the Anahuac University in Mexico, as well as an LL.M from Georgetown Law School, and is licensed to practice law in both Mexico and New York, and is certified as authorized in-house counsel in Florida.

Gonzalo Menéndez D. has been a member of our board of directors since 2001 and was re-elected in 2017.  He is also the chairman of Inversiones Vita S.A., and a member of the board of directors of several other companies, including Banchile Asesoría Financiera S.A., Banchile Seguros de Vida S.A., Inversiones Vita Bis S.A., Quiñenco S.A., Compañía Sudamericana de Vapores S.A., Antofagasta plc, Mining Group Antofagasta Minerals S.A., Andsberg Investment Ltd., Andsberg Limited, Inmobiliaria e Inversiones Río Claro S.A., Empresa Nacional de Energía ENEX S.A. and since 2017, SegChile Seguros Generales S.A. He is also vice chairman of Fundación Andrónico Luksic A. and Fundación Educacional Luksic.  Previously, Mr. Menéndez served as chief executive officer of the Antofagasta Railway to Bolivia, Banco O’Higgins and Empresas Lucchetti.  Since 1990, he has been a member of the board of directors of Banco Latinoamericano de Comercio Exterior S.A. Bladex, being chairman of the board from 1995 to 1998 and since 2002 until the present. Mr. Menéndez was a member of the board of directors and the executive committee at Banco Santiago and a member of the board of directors at Banco de A. Edwards.  He was a professor of finance, economics and business policy at Universidad de Chile. Mr. Menéndez was distinguished in 2008 by the Faculty of Economics and Business of Universidad de Chile, as the most outstanding graduate and was also awarded the prize Excelencia 90 as the most distinguished businessman of the year in Chile by AméricaEconomía magazine in 1990. He holds a degree in business administration and accounting from the Universidad de Chile.

Juan Enrique Pino V. has been a member of our board of directors since August 2013 and was re-elected in 2017.  Currently, Mr. Pino is the chief risk officer for Citigroup Latin America, a role that he has held since January 2010, initially based in Mexico, and from February 2015 onwards based in the United States.  He is a member of the Global Risk Management Executive Committee of Citigroup, and of the executive committees of Citigroup Latin America.  Juan Enrique first joined Citigroup in 1985, serving since then in several business and risk management roles, first in Chile and then in other countries in Latin America.  He was general manager for Citigroup Chile and Citi Accival Corredores de Bolsa in 2008 and part of 2009, and has been also a board member of several companies in which Citigroup has been a shareholder.  Mr. Pino is a Commercial Engineer and graduated from the Universidad Adolfo Ibañez (Chile) in 1983 with a degree in business administration.

Francisco Pérez M. has been a member of our board of directors since 2001 and was re-elected in 2017.  Since 1998, Mr. Perez has also served as the chief executive officer of Quiñenco S.A.  Mr. Pérez is also chairman of the board of directors of Compañía Sud Americana de Vapores S.A., Empresa Nacional de Energía Enex S.A. and  Invexans S.A. Mr. Perez is vice chairman of Tech Pack S.A.  He was formerly the chief executive officer of Compañía Cervecerías Unidas S.A., of which he is still a director.  Mr. Perez is a member of the board of directors of LQ Inversiones Financieras S.A., Embotelladoras Chilenas Unidas S.A., Cía. Cervecerías Unidas Argentina S.A., Cía. Pisquera de Chile S.A., Cervecera CCU Chile Ltda., Viña San Pedro Tarapacá S.A., Inversiones y Rentas S.A., Nexans, Sociedad Matriz SAAM S.A., Sudamericana, Agencias Aéreas y Marítimas S.A., Hapag-Lloyd and member of the executive committee of Banchile Corredores de Seguros Limitada.  Prior to 1991, Mr. Perez was chief executive officer of Citicorp Chile and also was vice president of Bankers Trust in Chile.  Mr. Perez holds a degree in business administration from the Pontificia Universidad Católica de Chile and an MBA from the University of Chicago.

Jaime Estévez V. has been a member of our board of directors since 2007 and was re-elected in 2017, and is currently a member of the board of directors of Cruzados SADP.  Previously, Mr. Estévez was chairman of the board of directors of Banco Estado, a Chilean state-owned bank.  Additionally, he has served as a director of AFP Provida and AFP Protección, two Chilean private investment pension funds, and as director of Endesa Chile S.A. Mr. Estévez was Minister of Public Works from January 2005 to March 2006, and simultaneously, Minister of Transportation and Telecommunications. He was also a congressman from March 1990 to March 1998 and president of the Lower Chamber of the Chilean congress from March 1995 to November 1996.  Mr. Estévez holds a degree in economics from the Universidad de Chile.

Rodrigo Manubens M. has been a member of our board of directors since 2001 and was re-elected in 2017.  He is the chairman of Banchile Compañía de Seguros de Vida S.A., director and chairman of the Director Committee of Aguas Andinas S.A. and a director of the Bolsa de Comercio de Santiago (the Santiago Stock Exchange).  Mr. Manubens was a member of the board of directors of Banco de A. Edwards from 1999 until 2001.  From 1985 to 1999, Mr. Manubens was a member of the board of directors of Banco O’Higgins and retained such position following the merger between Banco O’Higgings and Banco Santiago.  From 1995 to 1999, he was chairman of Banco Tornquist in Argentina and a member of the board of directors of Banco Sur in Perú and Banco Asunción in Paraguay.  Mr. Manubens also served as a director and chairman of the board of directors of Endesa Chile S.A. for ten years.  Mr. Manubens holds a degree in business administration from Universidad Federico Santa María and Universidad Adolfo Ibañez and a master’s degree from the London School of Economics and Political Science.

Thomas G. Fürst has been a member of our board of directors since 2004 and was re-elected in 2017.  Previously, Mr. Fürst was the vice chairman of the board of directors of Compañía Cervecerías Unidas S.A. and a member of the board of  directors of several other companies, including Embotelladoras Chilenas Unidas S.A., Viña Dassault-San Pedro S.A, Southern Breweries Establishment, CCU Argentina S.A. and Compañía Industrial Cerveceria S.A. (CICSA).  Mr. Fürst was a founder and member of the board of directors of Parque Arauco.  In addition, he is a partner and member of the board of directors of Plaza S.A. and Nuevos Desarrollos S.A., owners of 15 shopping centers and four shopping centers under construction in Chile, five shopping centers in Perú, and one shopping center and three shopping centers under construction in Colombia.  At present, Grupo Plaza is considered the second most prominent chain of malls in South America.  Mr. Fürst holds a degree in civil construction from the Pontificia Universidad Católica de Chile.

Senior Management

Our current executive officers are as follows:

Executive Officers	Position	Age
Eduardo Ebensperger O.	Chief Executive Officer	51
Rolando Arias S.	Chief Financial Officer (Management and Financial Control Division)	52
Nelson Rojas P.	General Legal Counsel	63
Héctor Castagnoli A.	Chief Risk Officer	53
Cristián Lagos C.	Manager— People and Organization Division	51
Ignacio Vera A.	Manager— Operations and Technology Division	58
Marcos Frontaura D.	Manager—Large Companies and Real Estate Division	53
Rodrigo Tonda M.	Manager- Marketing and Customer Division	46
Joaquín Contardo S.	Manager-Individual and SMEs Banking Division	56
Juan Alberdi M.	Manager —Special Businesses Division	63
Juan Cooper A.	Manager—Consumer Finance Division	56
Felipe Echaiz B.	Manager—Global Compliance Division	49
José Miguel Quintana M.	Manager—Corporate and Investment Banking Division	55
Oscar Mehech C.	Manager—Risk Control Division	52
Juan Palacios G.	Manager—Operational Risk and Control Division	40

Eduardo Ebensperger O. was appointed as our chief executive officer in May 2016.  He has held several positions at Banco de Chile including manager of the Commercial Division from 2014 to 2016, manager of the Wholesale, Large Companies and Real Estate Division between 2008 and 2014 and manager of the Large Companies Division between 2005 and 2007.  He was the chief executive officer of Banchile Factoring S.A. from 2002 until 2005. Mr. Ebensperger joined Banco de A. Edwards in 1989, where he was appointed as regional branch manager in 1997 and later was the manager of the Medium Sized Companies Division until 2001.  Currently, he is member of the boards of directors of Banchile Asesoría Financiera S.A., Banchile Securitizadora S.A., Banchile Administradora General de Fondos S.A. and Socofin S.A. Mr. Ebensperger has a degree in business administration from the Universidad de Chile.

Rolando Arias S. has been our chief financial officer since June 2014. Prior to this position, Mr. Arias was manager of the Research and Planning Area. He served as manager of the Financial Control Area of Banco de Chile after its merger with Banco de A. Edwards from 2002 to 2006. Before this merger, Mr. Arias was in charge of the Planning Area of Banco de A. Edwards from 1997 to 2001. Mr. Arias joined Banco de A. Edwards in 1987 and until 1997 he held various positions related to controlling and planning. Mr. Arias holds a degree in business administration from the Pontificia Universidad Católica de Chile.

Nelson Rojas P. has been our general counsel and secretary of our board of directors since 2004.  In 2002, he joined us as deputy general counsel.  Mr. Rojas joined Banco de A. Edwards in 1987 as deputy general counsel and was the general counsel and secretary of           the board of directors from 1997 to 2002. He is also president of the legal affairs committee of the Chilean Banks Association. Mr. Rojas holds a degree in law from the Universidad de Chile.

Héctor Castagnoli A. has been our Corporate Credit Risk Division manager since July 2016. From 2014 to 2016 he was the Commercial and Corporate Risk manager of Banco BCI. Previously, from 2008 to 2013, he served as the Wholesale and Corporate Risk manager of Banco de Chile and prior to this position he was vice-president of Corporate and Investment Banking at Citibank N.A.’s Chilean branch. Mr. Castagnoli has also held diverse positions such as sales head of the banking division at Sonda and credit analyst at American Express Bank. He is a member of the board of directors of Socofin S.A. Mr. Castagnoli has a degree in industrial engineering from the Pontificia Universidad Católica de Chile and an MBA from the University of Edinburgh in Great Britain.

Cristián Lagos C. has been our People and Organization Division manager since May 2012. From 2008 to March 2012 he was the Corporate Human Resources and Reputational manager of Compañía General de Electricidad S.A. He was the Human Resources manager of Chilesat S.A. and corporate manager of Telmex S.A after those two companies merged. Previously, he was the Planning and Human Resources Division manager at Banco Sudaméricano, and later Scotiabank following the merger of these two banks. Mr. Lagos has a degree in psychology from the Universidad Diego Portales.

Ignacio Vera A. has been our Operations and Technology Division manager since February 2014. From 2009 to 2013, Mr. Vera was the head of Internet, Mobile and Offshore Technology Centers for Barclays Bank. From 2007 to 2009 he was the chief technology service officer of HSBC Mexico. Prior to this position he worked for HSBC in the Canada Development Centre and was in charge of the corporate and trade internet solution (HSBCnet). Mr. Vera was also chief information officer of HSBC Group in Argentina and from 1982 to 1991 he worked at the Stock Exchange Argentina Bank where he held various IT positions. Mr. Vera has a degree in computer science from the Universidad de Buenos Aires, Argentina.

Marcos Frontaura D. was appointed manager of our Large Companies and Real Estate Division in March 2016. Mr. Frontaura was Large Companies manager at Banco O’Higgins between 1993 and 1996 and Real Estate Division manager from 1997 through 1998 at the same bank. Mr. Frontaura was the Large Enterprise Division manager and a Private Banking director at Banco Santander-Santiago between 2008 and 2016. He is a member of the board of directors of Fundación Arturo López Pérez and of Banchile Securitizadora S.A. Mr. Frontaura has a degree in business administration from the Pontificia Universidad Católica de Chile.

Rodrigo Tonda M. has been our Marketing and Customer Division manager since May 2016. Mr. Tonda joined Banco de Chile in 2009. Prior to his current position, Mr. Tonda served as Marketing and Digital Banking manager between 2014 and 2016, Digital and External Channel manager between 2013 and 2014 and Small and Medium-Sized Businesses manager between 2009 and 2013. Before joining our institution, Mr. Tonda was manager of Small and Medium-Sized businesses at Banco Santander between 2002 and 2007, and he was the manager of its central branches in Santiago from 2007 until 2009. He is also a member of the board of directors of Banchile Factoring S.A.  Mr. Tonda holds a degree in business administration from the Universidad de Santiago de Chile and an MBA from the Universidad Adolfo Ibañez.

Joaquin Contardo S. was appointed manager of our Individual and SMEs Banking Division in May 2016. He joined Banco Edwards in 1985 (prior to its merger with Banco de Chile) and since then has held several senior roles in the personal banking and large companies commercial divisions, such as Branch Affairs manager from December 2014 until April 2016, Real Estate Area manager between March 2012 and November 2014, Marketing and Products for Companies between 2009 and 2012 and Large Companies Area manager between January 2008 and November 2009. Additionally, Mr. Contardo is on the board of directors of Banchile Administradora General de Fondos S.A., Socofin S.A. and the executive committee of Banchile Corredores de Seguros Limitada. Mr. Contardo graduated from the accountancy school of the Universidad de Santiago de Chile and holds a master in marketing and commercial management from Escuela Superior de Estudios de Marketing, Madrid (Spain).

Juan Alberdi M. has been our Special Businesses Division manager since May 2016. He joined Banco de Chile in 1980 and has held different positions such as Special Businesses and Foreign Trade Area manager between 2014 and 2016; commercial manager between 2012 and 2014; Wholesale Area manager from 2008 to 2012, and Corporate Banking Area manager between 1997 and 2008. Currently he is a board member of Banchile Securitizadora S.A. Mr. Alberdi has a degree in industrial engineering from the Universidad de Chile and a postgraduate diploma in business administration from the Universidad Adolfo Ibáñez.

Juan Cooper A. was appointed manager of our Consumer Finance Division Banco CrediChile in 2003. Before that, he was chief executive officer of Santander Compañía de Seguros de Vida S.A. from 2001 to 2002 and manager of Santiago Express, the consumer division of Banco Santiago, from 1997 to 2000. He is also currently a member of the board of directors of Socofin S.A., the executive committee of Banchile Corredores Seguros Limitada and the Bancarization Committee of the Chilean Association of Banks. Mr. Cooper has a degree in business administration from the Universidad de Chile and an MBA from the Pontificia Universidad Católica de Chile.

Felipe Echaiz B. was appointed manager of our Global Compliance Division in January 2008. Mr. Echaiz worked for Citibank for ten years and was vice-president and country compliance officer for Citigroup Chile between 2006 and 2007. In 2003 Mr. Echaiz was deputy director of the Anti-Money Laundering and Organized Crime Unit at the Public Prosecutor’s Office. At present, Mr. Echaiz is chairman of the Compliance Committee of the Chilean Association of Banks. Mr. Echaiz is an attorney and has a law degree from the Pontificia Universidad Católica de Chile and a master in finance and economics from the Universidad de Chile.

José Miguel Quintana M. was appointed manager of our Corporate and Investment Division on March 2016. Between April 2015 and March 2016, he was the Corporate and Commercial Banking deputy manager. From 2008 until 2013, he was responsible for the Multinationals Area of the Corporate Banking Division. Mr. Quintana joined Citibank Chile in 1985, serving in several positions across different areas, among others, Operations, Corporate Banking, Sales and Trading, Audit and Risk Management in Chile and in the United States. In 2013, he was appointed Citibank Latin America’s head of Commercial Banking based in Miami, where he served until 2015. Mr. Quintana is a member of the board of directors of Banchile Securitizadora S.A. and Banchile Asesoría Financiera S.A. He holds a degree in business administration from the Universidad Adolfo Ibáñez.

Oscar Mehech C. was appointed manager of our Risk Control Division in July 2008. Before that, he was our Regulatory Policies Division manager in 2008, Global Compliance Division manager from 2006 until 2007 and deputy general counsel between 2004 and 2006. Prior to joining the Bank in 2002, he was deputy general counsel at Banco de A. Edwards, an institution that he joined in 1991. Mr. Mehech is the chairman of the internal audit committee of the Chilean Association of Banks and the vice chairman of the surveillance committee at Depósito Central de Valores S.A. He is an attorney and holds a law degree from the Universidad de Chile and an MBA from the Pontificia Universidad Católica de Chile.

Juan Palacios G. was appointed manager of our Operational Risk and Control Division in June 2016. Previously, he was an advisory partner at EY Chile (formerly Ernst & Young Chile) for the financial industry. Prior to this he was head of strategy, risk, human resources and organization and global control at Caja Rural del Sur, Spain. He began his career at Ernst & Young in Madrid reaching the position of director of business risk services. Mr. Palacios holds a degree in economics from the Universidad de Granada (Spain), an MBA from the Escuela de Negocios de Andalucía (Spain) and completed the Programa de Alta Dirección Empresas at IESE, the graduate business school of the the Universidad de Navarra (Spain).

COMPENSATION

The table below presents the amount of compensation, as established by our shareholders, to the members of our board of directors for the year ended December 31, 2016.  These amounts include remuneration for services, fees for attendance at meetings of our board of directors, meetings of committees of our board of directors and meetings of board of directors of our subsidiaries, consulting services and travel expenses.

Name of Director	Remuneration		Fees for Attending Meetings of our Board of Directors	Fees for Attending Meetings of Committees of our Board of Directors and Meetings of the Board of Directors of our Subsidiaries(1)	Consulting	Total
	(in millions of Ch$)
Pablo Granifo Lavín	543	(2)	49	388	—	980
Andrónico Luksic Craig	169		11	—	—	180
Jane Fraser	—		—	—	—	—
Jorge Awad Mehech	56		27	97	—	180
Gonzalo Menéndez Duque	56		25	116	25	222
Jaime Estévez Valencia	56		27	141	—	224
Rodrigo Manubens Moltedo	56		23	46	—	125
Jorge Ergas Heymann	56		13	44	—	113
Francisco Pérez Mackenna	56		19	61	—	136
Thomas Fürst Freiwirth	56		20	37	—	113
Jean-Paul Luksic Fontbona	56		7	—	—	63
Juan Enrique Pino Visinteiner	—		—	—	—	—
Samuel Libnic	—		—	—	—	—
Other subsidiary directors	—		—	150	—	150
Total	1,160		221	1,080	25	2,486

(1)         Includes fees paid to members of the Advisory Committee of Banchile Corredores de Seguros Ltda. of Ch$17 million.

(2)         Includes an incentive payment of Ch$374 million for achieving the Bank’s forecasted earnings

For the year ended December 31, 2016 fees paid for advisory services to the board of directors were Ch$537 million, while travel and other related expenses amounted to Ch$146 million.

Consistent with Chilean law, we do not disclose to our shareholders, or otherwise make public, information regarding the compensation of our executive officers.  For the year ended December 31, 2016, the aggregate amount of compensation paid to our executive officers, including the executive officers of our subsidiaries, was Ch$10,921 million. Pursuant to the Chilean Corporations Law, our directors/audit committee must approve compensation plans, but we are not required to have a compensation committee.  For the year ended December 31, 2016, no amounts were set aside or accrued by us to provide pension, retirement or similar benefits for our directors and officers.  None of our directors is a party to any agreement with us or any of our subsidiaries that provides for benefits upon termination of his appointment as a director.

BOARD PRACTICES

Governance Practices

The board of directors delegates certain functions and activities to our committees to research, evaluate and report to the board of directors regarding specific matters which may affect our businesses.

The Directors/Audit Committee

Prior to March 24, 2005, our directors committee and audit committee were separate committees performing independent functions for the board of directors.  On March 24, 2005, the board of directors approved the merger of our directors committee with our audit committee, forming the directors/audit committee.  The directors/audit committee’s primary objectives are to seek the efficiency, maintenance, application and functioning of our internal control systems and compliance with applicable rules and procedures governing our business; to identify our business risks; to supervise the activities of Internal Audit, ensuring their independence from management; to serve as an mediator and coordinator of tasks between the internal audit work and our independent auditors; to act as a communication channel between our internal audit team, our independent auditors and our board of directors; and to perform the duties established by article 50 bis of the Chilean Corporations Law.

Our directors/audit committee is composed of three members appointed by the board of directors.  The directors/audit committee is currently composed of the following individuals:

•                  Jaime Estevez V. (financial expert);

•                  Alfredo Ergas S.; and

•                  Juan Enrique Pino V.

Mr. Estevez was appointed as member of the directors/audit committee by our board of directors at the meeting held on April 12, 2007.  Mr. Pino was appointed to the directors/audit committee by our board of directors at the meeting held on August 25, 2013. Mr. Ergas was appointed to the directors/audit committee by our board of directors at the meeting held on March 23, 2017. Messrs. Estevez and Ergas satisfy the independence requirements of both Chilean law and Rule 10A-3 under the Exchange Act and are full voting members of our directors/audit committee.

Mr. Juan Enrique Pino is exempt from the independence requirements of Rule 10A-3 of the Exchange Act pursuant to the exemption under Rule 10A-3(b)(1)(iv)(D). Pursuant to that exemption, Mr. Pino is a non-voting member of our directors/audit committee with respect to all matters required to be addressed by our directors/audit committee under U.S. federal securities laws.

The directors/audit committee met 19 times during 2016.  The budget of the directors/audit committee is approved annually at the ordinary annual shareholders’ meeting.  The directors/audit committee satisfies the applicable requirements of the SBIF and operates pursuant to a charter document.  The SBIF recommends that at least one of the members of the directors/audit committee be experienced with respect to the accounting procedures and financial aspects of banking operations.  The directors/audit committee submits a report regarding its activities to our board of directors after each directors/audit committee meeting and presents an annual report at our ordinary annual shareholder’s meeting.  As established in the directors/audit committee’s charter, the chief executive officer, the general counsel and the manager of our Risk Control Division, or their respective deputies, shall also attend the directors/audit committee meetings.  The directors/audit committee may also invite other persons to attend meetings.

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

•                  Analyzing the 2016 annual performance self-evaluation process;

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

The portfolio risk committee meets on a monthly basis and is composed of the chairman of our board of directors, two additional members of our board of directors, our chief executive officer; the chief risk officer, the Individual and SMEs Banking Division manager and the deputy manager of the Information Intelligence Risk Area.

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

The finance, international and market risk committee meets monthly and is composed of the chairman of our board of directors, four other members or advisors of our board of directors, our chief executive officer, the manager of our Corporate and Investment Banking Division, our chief risk officer, our corporate treasurer and the manager of our financial risk area.  Committee members conduct analyses and make presentations to the committee regarding certain matters, including:

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

This committee includes two members of our board of directors, our chief executive officer, and the chief executive officer of Banchile Administradora General de Fondos S.A.  The manager of our Risk Control Division, the manager of our Global Compliance Division, our general counsel, the manager of our Operations and

Technology Division and the manager of our asset laundering prevention area may also attend and participate in the meetings as non-voting members.

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

This committee is composed of the chairman of our board of directors, two additional members of our board of directors, our chief executive officer, our general counsel, the manager of our Operational Risk and Control Division, the manager of our Operations and Technology Division, and the manager of our Operational Risk Area.

Leasing Committee

The main function of the Leasing Committee is to review the monthly evolution and results of our Leasing Area by means of a report that consolidates the management of the business divisions of the Bank.

This committee includes the chairman of our board of directors, our chief executive officer, the manager of our Large Companies and Real Estate Division, the manager of our Individual and SMEs Banking Division, the manager of the Wholesale Companies and Leasing Area and the manager of the Leasing Area.

Factoring Committee

The Factoring Committee was set up in 2013, after the merger of Banchile Factoring S.A. with us.  Its purpose is to analyze the evolution and results of our Factoring Area in terms of volume, prices, margins, provisions and expenses and analyze the factoring product for each business area of the Bank.

This committee is chaired by the chairman of our board of directors, one other member of our board of directors, our chief executive officer, the manager of our Large Companies and Real Estate Division, the manager of our Individual and SMEs Banking Division, the manager of the Large Companies (Metropolitan Zone), Factoring and Foreign Trade Area and the manager of the Factoring Area.

Consumer Finance Division Committee

The main purpose of the Consumer Finance Division Committee is to analyze on a monthly basis the evolution and results of our Consumer Finance Division, its growth, and its strategies to gain new customer segments and maximize the results of the division.

This committee includes the chairman of our board of directors, two additional members of our board of directors, our chief executive officer, the manager of our Large Companies and Real Estate Division and the manager of our Consumer Finance Division.

Banchile Corredores de Seguros Executive Committee

The main purpose of the Banchile Corredores de Seguros Executive Committee is to analyze the growth and results of our insurance brokerage subsidiary.

This committee is composed of the chairman of our board of directors, one other member of our board of directors, our chief executive officer, the manager of our Individual and SMEs Banking Division, the manager of our Consumer Finance Division and the chief executive officer of Banchile Corredores de Seguros Ltda.

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

Disclosure Committee

In May 2003, we established the disclosure committee to ensure accurate market disclosure of our and our subsidiaries’ consolidated financial information.  The members of the disclosure committee include our chief financial officer, our chief accountant, our chief legal counsel for international, financial and investment banking matters, the manager of our Research and Planning Area, and the manager of our Monitoring and Risk Management Area.  The manager of our Risk Control Division may participate in the Committee as well.

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

To meet these goals and promote a culture of ethical behavior, the ethics committee sets policies on ethics and ensures their compliance, develops training plans related to ethics in our business, and reinforces positive behavior among our staff.  The ethics committee also acts as a forum to address, discuss and resolve any conduct by our staff that is inconsistent with our values.  This committee is chaired by the manager of our People and Organization Division and includes our general counsel, the manager of our Risk Control Division, the manager of our Global Compliance Division, the manager of our Consumer Finance Division, and the manager of our Individual and SMEs Banking Division.

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

This committee is chaired by our chief executive officer and includes the chief risk officer, the manager of our Operational Risk and Control Division, our general counsel, our chief financial officer, the manager of our Operations and Technology Division, the manager of our Marketing and Customer Division and the manager of our Operational Risk Area.  The manager of our Risk Control Division, the manager of the Clients Area of the Commercial Division and the head of the Security and Risk Prevention Area may participate in this committee as non-voting members.

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

This committee is chaired by our chief executive officer, the manager of our Large Companies and Real Estate Division, the manager of our Individual and SMEs Banking Division, the manager of our Consumer Finance Division, the manager of our Operations and Technology Division, the manager of our Marketing and Customer Division, the manager of our Clients Area and the manager of the our Quality Area. The chairman of our board of directors, the manager of our People and Organization Division, and the manager of our Operations, Products and Services Area also attend and participate in the meetings as permanent attendants.

Policies and Procedures

Our board of directors has approved policies and procedures addressing several matters. In adittion, the Merger Agreement between us and Citibank Chile provided that as a general rule our board of directors would approve and implement certain policies and procedures relating to the operation of the joint entity.

At the time of filing of this annual report, our board of directors has approved policies and procedures regarding the following issues, among others:

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

•                  Liquidity Risk;

•                  Crime Prevention Model Policy;

•                  FATCA Policy;

•                  Fair Value Policy;

•                  Capital Management Policy;

•                  Compliance Program for Antitrust Regulation;

•                  Manual for Handling Information of Interest to the Market; and

•                  PEPs Policy.

EMPLOYEES

The following table shows a breakdown of our full-time, permanent employees at the dates indicated:

	As of December 31,
	2014	2015	2016
Banco de Chile	11,190	11,323	11,199
Subsidiaries	3,613	3,650	3,412
Total	14,803	14,973	14,611

As of December 31, 2016, we had 14,611 employees (on a consolidated basis).  8,388 of our employees (including Banco de Chile and subsidiaries) were unionized, which represented 57.4% of the total employees of the Bank and its subsidiaries.  As of the same date, all management positions were held by non-unionized employees.

In 2014, we renegotiated the existing collective bargaining agreements with five of the Bank’s unions and one of our subsidiaries’ (Promarket) unions.  Although some of the collective bargaining agreements associated with our unions were due to expire in 2015, we decided to renegotiate them in advance during 2014. Therefore, we reached four-year agreements expiring in 2018 for all of the collective bargaining agreements renegotiated with the Bank’s unions.  In the negotiation of Promarket’s union, we agreed to a three-year agreement that expires in 2017. During 2016 we renegotiated existing collective bargaining agreements with the unions of three of our subsidiaries, Socofin, Banchile Administradora General de Fondos and Banchile Corredores de Bolsa. In the case of Socofin, we reached a four-year agreement, which is due to expire in 2020. We reached three-year agreements with the unions of both Banchile Administradora General de Fondos and Banchile Corredores de Bolsa, which will expire in 2019.

On December 31, 2016, our former credit pre-evaluation subsidiary (Promarket S.A.) was merged into the bank. As a result, Promarket’s union was integrated into the Bank. Based on the last collective bargaining agreement signed by Promarket and its union, a new collective bargaining process between the Bank and the former Promarket union will take place in 2017.

We believe all of these agreements reflect the satisfactory relationships between the Bank and its employees, while reinforcing our commitment to their career development.

We have comprehensive personnel training and development programs that include internal courses on operational, technical and commercial matters, as well as participation in external seminars and conferences.  In 2016, the total cost of training programs was approximately 0.4% of our consolidated personnel expenses.  These expenses were associated with 889 training courses that were attended by 37,055 employees.  In addition, for the year ended December 31, 2016 the Bank granted 145 scholarships to staff members for specialization purposes.

We do not maintain any pension or retirement programs for the vast majority of our employees.  We do, however, pay certain long-serving key employees a severance payment upon retirement.  Although we have provided productivity bonuses to individual employees on a discretionary basis, we do not maintain a formal profit-sharing plan.

SHARE OWNERSHIP

Mr. Andronico Luksic and Mr. Jean Paul Luksic, members of our board of directors since March 2002 and April 2013, respectively, together with members of their family, control Quiñenco S.A. (“Quiñenco”).  As of April 21, 2017, Quiñenco directly and indirectly owns 50% of LQ Inversiones Financieras S.A. (“LQIF”), which in turns owns directly 26.32% of our outstanding shares and 0.24% through Inversiones LQ-SM Ltda. (“LQ-SM”).  Quiñenco also directly holds 0.11% of our total common stock.  Additionally, Quiñenco holds 51.06% of the voting rights in Banco de Chile (directly and indirectly through shares of Sociedad Matriz del Banco de Chile S.A. (“SM-Chile”) that are owned by LQIF and LQ-SM.  See Item 7.  Major Shareholders and Related Party Transactions—Major Shareholders—footnote (3)).

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

As of April 21, 2017, Citigroup is the owner of 50% of LQIF and Quiñenco, directly and indirectly, owns 50% of LQIF.  Regardless of any increase in participation by Citigroup, however, the framework agreement provides that Quiñenco will remain in control of LQIF and the corporations that are directly or indirectly controlled by LQIF.  Accordingly, Quiñenco will maintain the power to elect the majority of the directors of LQIF, SM-Chile and Banco de Chile.

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

In November 1996, pursuant to Law No. 19,396, our shareholders approved a reorganization by which we were converted into a holding company named SM-CHILE.  In turn, SM-CHILE organized a new wholly owned banking subsidiary named Banco de Chile, to which it contributed all of its assets and liabilities other than the Central Bank subordinated debt.  In addition, SM-CHILE incorporated SAOS S.A. (“SAOS”), a special purpose legal vehicle created by Law No. 19,396, whose only business purpose is to repay the Central Bank indebtedness.  In exchange for assuming the Central Bank indebtedness, SAOS received from SM-CHILE a certain portion of our shares pledged as collateral in favor of the Central Bank to secure payment to the Central Bank.  Pursuant to applicable law and the bylaws of both SAOS and SM-CHILE, the economic rights of our shares held by SAOS belong to the Central Bank; however, their voting rights are exercised by the shareholders of SM-CHILE at Banco de Chile’s shareholders’ meetings.

Currently, our major shareholder LQIF holds 51.06% (together with LQ-SM, as further explained below) of the voting rights of our shares.  LQIF and Inversiones LQ-SM Ltda. are vehicles incorporated under Chilean law through which Quiñenco S.A. and Citigroup hold their ownership interests in Banco de Chile.  Additionally, Quiñenco S.A. has a direct participation of 0.11% in our total common stock.  The voting rights of LQIF and LQ-SM is the result of the right of LQIF and LQ-SM, pursuant to applicable law and bylaws, to vote (i) our shares owned by LQIF and LQ-SM; (ii) our shares owned by SM-CHILE, based on the ownership percentage of LQIF and LQ-SM in SM-CHILE; and, (iii) our shares owned by SAOS, as a shareholder of SM-CHILE, based on the ownership percentage of LQIF and LQ-SM in SM-CHILE, at our shareholders’ meetings.  According to the bylaws of SM-CHILE, the voting rights of SM-CHILE, shares (Series A, B and D) which in turn possess voting rights over Banco de Chile shares, are exercised in accordance with the following rule:  each share of SM-CHILE, exercises the voting rights of one of our shares plus 2.38337827 of our shares owned by SAOS.  The latter factor is the result of dividing the number of our shares owned by SAOS (28,593,701,789) by the number of total outstanding shares of SM-CHILE, Series A, B and D (11,997,131,195).  Consequently, each SM-CHILE share (Series A, B and D) with voting rights over our shares may vote 3.38337827 shares of Banco de Chile.  SM-CHILE’s Series E exercises voting rights of Banco de Chile shares in a one-to-one ratio.

Major Shareholders

The following table sets forth certain information regarding the ownership of outstanding shares as of April 21, 2017 for the following:

•                  each person or entity who is known by us to own beneficially more than 5% of our outstanding shares capital or voting rights; and SAOS, LQIF and SM-Chile.

•                  our directors and members of our executive management group, as a group.

Ownership in Banco de Chile(1)

(As of April 21, 2017)

Name	Amount Owned	Percentage
SAOS(2)	28,593,701,789	29.29%
SM-CHILE	12,138,561,434	12.43%
LQIF and LQ-SM(3)	25,927,220,319	26.56%
Directors and executive officers as a group(4)	3,259,463,247	3.34%

Voting Rights in Banco de Chile

(As of April 21, 2017)

Name	Amount Owed	Percentage
LQIF and LQ-SM	49,845,161,862	51.06%
Directors and executive officers as a group(5)	3,532,954,070	3.62%

(1)         Percentages are based on 97,624,347,430 shares outstanding as of April 21, 2017.  Each share has one vote and all shares have identical voting rights.  We have no shares outstanding with special voting rights.

(2)         SM-CHILE beneficially owns 100% of SAOS.  Our shares owned by SAOS (which are all pledged as collateral in favor of the Central Bank to secure repayment of the Central Bank indebtedness) possess economic rights that belong to the Central Bank, although the voting rights, pursuant to the bylaws of both SAOS and SM-CHILE, are exercised by the shareholders of SM-CHILE, at the Bank’s shareholders’ meetings.  In terms of economic rights, all classes of shares of SM-Chile have the right to receive dividends, with the exception of class A shares, which do not have this right (classes B, D and E are entitled to dividends from the income generated by SM-Chile when we decide to distribute dividends).

(3)         LQIF and LQ-SM hold 47.13% and 11.11%, respectively, of SM-Chile’s total shares.  The total percentage ownership of LQIF and LQ-SM in SM-CHILE was calculated by adding the total number of shares of LQIF and LQ-SM, as shareholders of record, divided by the total number of shares issued by SM-Chile.  LQIF and LQ-SM do not beneficially own all of our shares owned by SM-CHILE because SM-CHILE has, as of April 21, 2017, a total of 16,348 shareholders.  LQ-SM is an investment vehicle whose major shareholder LQIF owns 99.99% of its shares.  As of its incorporation date (August 26, 2002), we were informed that LQ-SM’s total capital was CLP$73,175,029,140.  In connection with the framework agreement executed between Citigroup, Inc. and Quiñenco S.A. in July 2007 and following the merger of Citibank Chile into Banco de Chile, Citigroup became a shareholder of LQIF.  As of April 21, 2017, Citigroup is the owner of 50% of LQIF, and Quiñenco directly and indirectly owns 50% of LQIF.  Regardless of any increase in participation by Citigroup, however, the agreement provides that Quiñenco will remain in control of LQIF and the corporations that are directly or indirectly controlled by LQIF.  Accordingly, Quiñenco will maintain the right to elect the majority of the directors of LQIF, SM-CHILE and Banco de Chile.  As of December 31, 2016, members of the Luksic family or their affiliates beneficially owned 81.4% of the common shares of Quiñenco S.A. Mr. Andrónico Luksic and Mr. Jean Paul Luksic are members of our board of directors.

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

The following charts provide additional information on the voting rights held by LQIF and LQ-SM as of April 21, 2017:

Voting rights of LQIF in Banco de Chile

Ownership	Shares owned by LQIF	Voting Ratio	LQIF Voting Shares as a result of the application of Voting Ratio in BCH	Voting Rights of LQIF (as %) in BCH
Direct ownership in BCH	25,694,731,690	1.00000000	25,694,731,690	26.32%
Shares SM-A	—	3.38337827	—	—
Shares SM-B	5,497,274,771	3.38337827	18,599,360,004	19.05
Shares SM-D	223,364,308	3.38337827	755,725,945	0.77
Shares SM-E	—	1.00000000	—	—
Total LQ-SM in BCH	31,415,370,769	—	45,049,817,639	46.14%

Voting rights of LQ-SM in Banco de Chile

Ownership	Shares owned by LQ-SM	Voting Ratio as set in SM-CHILE By laws	LQ-SM Voting Shares as a result of the application of Voting Ratio in BCH	Voting Rights of LQ-SM (as % ) in BCH
Direct ownership in BCH	232,488,629	1.00000000	232,488,629	0.24%
Shares SM-A	377,528,973	3.38337827	1,277,323,323	1.31
Shares SM-B	971,080,384	3.38337827	3,285,532,269	3.37
Shares SM-D	—	3.38337827	—	—
Shares SM-E	—	1.00000000	—	—
Total LQ-SM in BCH	1,581,097,986	—	4,795,344,221	4.92%

RELATED PARTY TRANSACTIONS

In the ordinary course of our business, we engage in a variety of transactions with certain of our affiliates and related parties.  Financial information concerning these transactions is set forth in Note 39 to our audited consolidated financial statements as of and for the year ended December 31, 2016, appearing elsewhere in this annual report.  In accordance with the Chilean Corporations Law, related party transactions in publicly held corporations and its affiliates are defined as every negotiation, act, contract or operation in which the corporation deals with any of the following persons:  (i) one or more persons related to the corporation, in accordance with the Chilean Securities Law No. 18,045; (ii) a director, manager, administrator, main executive or liquidator of the corporation, acting on its own behalf or on behalf of third parties, or their respective husband or wife or any other person to which such director, manager, administrator, main executive or liquidator, or their husband or wife has a second degree relationship with (either by consanguinity or affinity); (iii) companies or corporations in which the persons mentioned in the previous item are owners, directly or through other juridical or natural persons, of 10% or more of its capital, directors, managers, administrators or main executives; (iv) those established in the bylaws of the corporation or those reasonably agreed by the board of directors; or (v) persons who acted as a director, manager, administrator, main executive or liquidator of the corporation within 18 months of the relevant transaction.

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

On December 19, 2008, Quiñenco, Citigroup Inc. and Citibank Overseas Investment Corporation amended the Framework Agreement (the “Amendment”), and through it the Shareholders’ Agreement mentioned below.  The Amendment provided that if Citigroup Inc. did not acquire 8.52% of LQIF’s shares (to hold at least a 41.4778% ownership interest in LQIF) as a consequence of the actions and decisions of any relevant authority in the United States, Quiñenco shall have the right to compensation as provided in the Amendment, and Citigroup Inc. shall have the option of acquiring either a 41.4778% or a 50% interest in LQIF.  Furthermore, the Amendment provided that if for any reason Citigroup Inc. did not exercise any of the call options mentioned in the previous sentence, Quiñenco or its affiliates, as applicable, shall be entitled to require Citigroup Inc. to sell to them an amount of shares of LQIF such that, after such sale, Quiñenco shall directly or through its affiliates own an 80.1% ownership interest in LQIF.  If this had occurred, Citigroup Inc.’s governance and other shareholder rights mentioned in the preceding paragraph should have been those provided in Clause Six of the Shareholders’ Agreement referred to below.  Notwithstanding these provisions, on January 29, 2010, Citigroup Inc. exercised a call option to acquire 8.52% of LQIF’s shares and, on March 15, 2010, Citigroup Inc. exercised another call option to acquire an additional 8.52% of LQIF’s shares.  Consequently, since April 30, 2010 Citigroup Inc. and Citigroup Overseas Investment Corporation indirectly own 50% of LQIF.  As a result, since April 30, 2010, Citigroup Inc. has been granted certain corporate governance rights over us, as described above.

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

On December 27, 2007, we entered into the Global Connectivity Agreement with Citigroup Inc.  The Global Connectivity Agreement enables us and our clients to become part of Citigroup’s global network and provides a framework for us and Citigroup Inc. to direct new business to both companies.  The agreement sets forth the terms upon which we, Citigroup Inc. and our respective affiliates will develop a relationship with respect to cross-border business and certain related services (such as corporate and investment banking services, international personal banking services and global transactions services, among others).  The parties agreed on the following principles with respect to implementing the terms of the agreement:  (i) the promotion of global connectivity products among Chilean customers, (ii) the setup of a technology platform, (iii) the training of employees and officers and (iv) the construction of international support networks to carry out the transactions contemplated by the agreement.

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

On January 31, 2017 Banco de Chile signed a new Master Services Agreement with Citigroup Inc.  regulating certain reciprocal services to be provided by the parties. This agreement was retroactively effective on January 1, 2017. This new agreement has the same term of validity as the Cooperation Agreement (January 1, 2018) and contains provisions that allow the parties to agree to extensions in the same manner as stated in the Cooperation Agreement.

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

On June 19, 2013, by means of a public deed signed before the Public Notary Mr. Raúl Perry Pefaur, Banco de Chile acquired all of the shares of Banchile Factoring S.A. (a Bank’s subsidiary) held by our subsidiary Banchile Asesoría Financiera S.A. Pursuant to the Chilean Corporations Law article 103 N° 2, after a period of ten days starting from the date of acquisition, Banchile Factoring S.A. was dissolved and Banco de Chile became its legal successor on June 30, 2013.

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

On December 10, 2014, by means of a public deed signed before a Public Notary, we and our affiliate Banchile Corredores de Seguros Limitada entered into two agreements with Banchile Seguros de Vida S.A.; specifically, the Collective Debtor’s Life Insurance Agreement and the Collective Debtor’s Life Total and Permanent Disability 2/3 Insurance Agreement (portfolio in pesos and housing subsidies D.S. No. 1 of 2011), both relating to loan mortgages.  The aforementioned agreements were entered into pursuant to Article 40 of DFL No. 251 of 1931, General Regulation No. 330 of the SVS and Order No. 3,530 of the SBIF, both dated March 21, 2012, upon which the public bid for the Collective Policy for Life Insurances and Total and Permanent Disability 2/3 Insurance Agreement (portfolio in pesos and housing subsidies D.S. No. 1 of 2011) were awarded to Banchile Seguros de Vida S.A., who offered in both cases the lowest rates.  The rates offered were 0.0101% monthly and 0.0103% monthly for the Contrato de Seguro Colectivo de Desgravamen and Contrato de Seguro Colectivo de Desgravamen e Invalidez Total y Permanente 2/3, respectively, including a 14.00% fee for the insurance broker Banchile Corredores de Seguros Limitada.

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

On December 12, 2016, by means of a public deed signed before a Public Notary, we and our affiliate Banchile Corredores de Seguros Limitada entered into two agreements with Banchile Seguros de Vida S.A.; specifically, the Collective Debtor’s Life Insurance Agreement and the Collective Debtor’s Life Total and Permanent Disability 2/3 Insurance Agreement, both relating to loan mortgages.  The aforementioned agreements were entered into pursuant to Article 40 of DFL No. 251 of 1931, General Regulation No. 330 of the SVS and Order No. 3,530 of the SBIF, both dated March 21, 2012, upon which the public bid for the Collective Policy for Life Insurances and Total and Permanent Disability 2/3 Insurance Agreement (portfolio in pesos and housing subsidies D.S. No. 1 of 2011) were awarded to Banchile Seguros de Vida S.A., who offered in both cases the lowest rates.  The rates offered were 0.0115% monthly and 0.0124% monthly for the Collective Debtor’s Life Insurance Agreement and the Collective Debtor’s Life Total and Permanent Disability 2/3 Insurance Agreement, respectively, including a 14.00% fee for the insurance broker, Banchile Corredores de Seguros Limitada.

On December 19, 2016, by means of a public deed signed before the Public Notary Mr. René Benavente Cash, Banco de Chile acquired all of the shares of Promarket S.A. (our subsidiary) held by our subsidiary Banchile Asesoría Financiera S.A.  Pursuant to the Chilean Corporations Law Article 103 N° 2, after a period of ten days starting from the date of acquisition, Promarket S.A. was dissolved and Banco de Chile became its legal successor.

In addition to the aforementioned regulation set forth in the Chilean Corporations Law, the SBIF provides certain rules on related party transactions in Chapter 12-4 of the Recopilación Actualizada de Normas (“Updated Compilation of Standards”) for purpose of regulatory lending limits. To some extent, such regulation differs from the Chilean Corporations Law in the treatment and definition of related party transactions. Further, in accordance with SBIF’s Compendio de Normas Contables (“Compendium of Accounting Standards”), a note addressing our transactions with related parties must be included in our audited consolidated financial statements. Such note has to comply with the aforementioned SBIF rules on related parties and must be prepared in accordance with Chilean GAAP as issued by the SBIF.

For more information on our transactions with related parties, see Note 39 to our audited consolidated financial statements as of and for the year ended December 31, 2016, appearing elsewhere in this annual report.

Loans to Related Parties

As disclosed in Note 39(c) to our audited consolidated financial statements as of and for the year ended December 31, 2016 appearing elsewhere in this annual report, we incurred an aggregate of Ch$624,267 million in expenses and recorded Ch$552,610 million in income from transactions with related parties in 2016, other than loans.

As authorized by the General Banking Act, and within the regulatory lending limits, we hold several outstanding loans owed to us by related parties.  All such loans:

(i)             were made in the ordinary course of business;

(ii)          were made on terms, including interest rates and collateral, substantially the same as those prevailing at the time for comparable transactions with other persons; and

(iii)       did not involve more than the normal risk of collectability or present other unfavorable features.

We held an aggregate of Ch$361,994 million in loans (before deducting allowances for loan losses) to related parties, including Ch$188,560 million in collateral pledged by related parties, as of December 31, 2016.  See Note 39(a) to our audited consolidated financial statements as of and for the year ended December 31, 2016 appearing elsewhere in this annual report for details concerning on these transactions.

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

On October 30, 2014, the SVS imposed a fine of UF 50.000 (approximately U.S.$2.0 million as of December 31, 2014) on Banchile Corredores, based on alleged infringement of Article 53 second paragraph of Law No. 18.045 for a specific transaction of SQM-A’s shares intermediated by Banchile in 2011.  Banchile has filed a claim against that resolution before the 11th Santiago Civil Court requesting to void such fine.  Afterwards, the cause was transferred to another trial at the 22nd Santiago Civil Court.  The proceeding is currently at the evidence stage.  According to Banchile Corredores’ attorney in charge of the claim, there are valid grounds to obtain a favorable judgment in favor of Banchile Corredores de Bolsa S.A.

Consumer Protection Claim

On February 21, 2014, Banco de Chile was notified of a complaint filed by the Servicio Nacional del Consumidor (the “National Consumer Service” or “SERNAC”) in the Twelfth Civil Court of Santiago as a collective action pursuant to Law No. 19,496.  The legal action challenges certain clauses that exists in the Contrato Unificado de Productos de Personas (the “Person Products Unified Agreement”) regarding fees on lines of credit for overdrafts and the validity of tacit consent to changes in fees, charges and other conditions in consumer contracts. As of this date, the evidence production stage of this proceeding has concluded.

With regard to the same matter, on January 16, 2015 Banco de Chile was notified of a complaint submitted by the Corporación Nacional de Consumidores y Usuarios de Chile (the “National Corporation of Consumers and Users of Chile” or “CONADECUS”) in the Twenty-Third Civil Court of Santiago as a collective action pursuant to Law No. 19,496.  The claims under this action are basically the same as those alleged by SERNAC before the Twelfth Civil Court of Santiago, mentioned above, along with a claim demanding the termination of the outsourcing of certain services related to our clients’ current account data.  This court rendered a favorable judgment to Banco de Chile, which was later confirmed by the Court of Appeals of Santiago (Corte de Apelaciones de Santiago).

On December 10, 2014, Banco de Chile was notified of a collective action submitted by the Organización de Consumidores y Usuarios de Chile (the “National Organization of Consumers and Users of Chile” or “ODECU”) in the Fifth Civil Court of Santiago requiring the Court to declare the invalidity of certain provisions of the Person Products Unified Agreement which are alleged to be abusive.  These provisions refer to the use of banking cards, ID numbers and passwords in order to execute certain services with us.   On November 21, 2016, the plaintiff and Banco de Chile filed a document with the Court in which they agreed a settlement on this claim. The Court approved the settlement on January 11, 2017, administratively closing this procedure.

At this stage, the potential effects of a judgment in the pending claims mentioned above cannot be quantified.

In the ordinary course of business, we have other lawsuits and legal proceedings that will not have an adverse effect on us.  According to our policies, we have established contingency allowances that may arise from lawsuits and legal proceedings.  See Note 27 (c) to our audited consolidated financial statements for the years ended December 31, 2015 and 2016, appearing elsewhere in this report.

Dividends

General

We currently have a single series of common shares and the dividends on our shares are proposed by our board of directors and are approved by our shareholders at the ordinary annual shareholders’ meeting following the year with respect to which the dividends are proposed.  Our ordinary annual shareholders’ meeting is required to be held in the first three months of each year.  Following shareholder approval, the dividends are declared and paid.  Dividends are paid to shareholders of record on the fifth business day preceding the date set for payment of the dividend.  The applicable record dates for the payment of dividends to holders of our ADSs are, to the extent practicable, the same.  Under the Chilean Corporations Law and regulations issued thereunder, Chilean public corporations are generally required to distribute at least 30% of their consolidated annual earnings as dividends, except to the extent they have accumulated losses.  Under the General Banking Act, a Chilean bank may pay dividends upon approval of its shareholders from (i) net earnings of previous fiscal years (i.e., interim dividends are not permitted), (ii) the reserve kept for that purpose or (iii) other funds permitted under Chilean law.

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

In March 2017, our shareholders at the ordinary annual shareholders meeting agreed to the distribution and payment of dividend No.205 in the amount of Ch$2.92173783704 per ordinary share, with a corresponding charge to our 2016 net distributable income.

The following table sets forth the cash dividends declared per common share during the years ended December 2014, 2015 and 2016:

	As of and for the Year Ended December 31,
	2014	2015	2016	2016
	(in Ch$, except percentages)			(in U.S.$)
Chile GAAP:
Dividend payout ratio(1)	71.67%	62.16%	65.59%
Dividend per Common Share(2)—for shares not pledged to the Central Bank	3.48	3.43	3.38	0.005
Dividend per Common Share(2)—for shares pledged to the Central Bank(3)	4.98	4.90	4.82	0.007
Average Dividend per Common Share	3.95	3.88	3.82	0.006

(1)         Dividend payout ratio is calculated by dividing the amount of dividends paid by the earnings per share of the prior year.

(2)         Dividends per share are calculated by dividing the amount of the dividend paid during each year by the previous year’s number of shares outstanding.

(3)         Includes additional payments to the Central Bank by amounts of Ch$43,537 million in 2014, Ch$42,857 million in 2015 and Ch$42,184 million in 2016, pursuant to Law No. 19,396.

Whether future dividends will be paid will depend upon our earnings, financial condition, capital requirements, governmental regulations and policies and other factors.  Accordingly, there can be no assurance that dividends in future years will be paid at a rate similar to dividends paid in past years.

Banco de Chile provisioned 70% of the distributable net income of each period as provision for minimum dividends until 2015. Nevertheless, on January 28, 2016, our Board of Directors decided to establish a provision for minimum dividends equivalent to 60% of the distributable net income generated each fiscal year, beginning January 2016 and onwards.  For more information see “Item 5.  Operating and Financial Review and Prospects—Recent Developments.”

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

At the extraordinary shareholders’ meeting held on March 23, 2017, our shareholders agreed to a stock dividend in connection with the capitalization of 40% of our distributable net income obtained during the fiscal year 2016, through the issuance of fully paid-in shares, of no par value, with a value of Ch$73.28 per share.  This stock dividend will be distributed to the shareholders at the fixed rate of 0.02658058439 fully paid-in shares per share currently held, subject to the exercise of the options established in Article 31 of Law No. 19,396.  This capitalization is currently subject to the SBIF’s approval.

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

As mentioned under “—Stock Dividends”, at the extraordinary shareholders’ meeting held on March 24, 2016, our shareholders agreed to a stock dividend in connection with the capitalization of 30% of our distributable net income obtained during the fiscal year 2015, through the issuance of fully paid-in shares, of no par value, with a value of Ch$64.79 per share.  This stock dividend will be distributed to the shareholders at the fixed rate of 0.02232718590 fully paid-in shares per share currently held, subject to the exercise of the options established under Article 31 of Law No. 19,396.  After this capitalization, the Bank’s paid-in capital amounted to Ch$2,138,046,851,249.

As mentioned under “—Stock Dividends”, at the extraordinary shareholders’ meeting held on March 23, 2017, our shareholders agreed to a stock dividend in connection with the capitalization of 40% of our distributable net income obtained during the fiscal year 2016, through the issuance of fully paid-in shares, of no par value, with a value of Ch$73.28 per share.  This stock dividend will be distributed to the shareholders at the fixed rate of 0.02658058439 fully paid-in shares per share currently held, subject to the exercise of the options established under Article 31 of Law No. 19,396.  After this capitalization, the Bank’s paid-in capital will amount to Ch$2,271,400,678,608.  As previously mentioned, this capitalization is currently subject to the SBIF’s approval.

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

The Chilean securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States.  The Santiago Stock Exchange, which is Chile’s main exchange, had a market capitalization of approximately U.S.$ 208,884 million as of December 31, 2016.  As of the same date, the total annual trading turnover was approximately U.S.$ 24,721 million while the average monthly trading turnover was approximately U.S.$ 2,060 million.  The Santiago Stock Exchange was established in 1893 and is a private company whose equity consists of 48 shares owned by 40 shareholders.  As of December 31, 2016, 214 companies and 238 series of shares were listed on the Santiago Stock Exchange.

According to information provided by the Santiago Stock Exchange, as of December 30, 2016 (the latest available data), this exchange represented 93.4% of the equity trading in Chile.  The remaining amount of equities was mostly traded on the Chilean Electronic Stock Exchange and, to a lesser extent, on the Valparaiso Stock Exchange.

In addition, as reported by the Santiago Stock Exchange, the ten largest companies in terms of market capitalization represented approximately 44.3% of the Santiago Stock Exchange’s aggregate market capitalization as of December 31, 2016.  As of the same date, those companies accounted for approximately 47.3% of its equity trading.  During 2016 approximately 30% of the companies listed on the Santiago Stock Exchange had their shares traded on an average of 70% or more of the exchange’s trading days.

Our ADSs, each representing 600 shares of common stock, without nominal (par) value, have been listed on the NYSE since January 2, 2002 under the symbol “BCH.”  JPMorgan Chase Bank is our depositary for purposes of the ADSs.  As of December 31, 2016, a maximum of 3,226,320 ADSs were outstanding (equivalent to 1,935,792,000 shares of common stock or 1.98% of the total number of issued shares of common stock as of the same date).  Since certain of our ADSs are held by brokers or other nominees, the number of record holders in the United States may not be fully indicative of the number of direct beneficial owners in the United States or of where the beneficial owners of such shares are resident.

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

The table below shows, for the periods indicated, the annual, quarterly and monthly high and low closing prices (in nominal Chilean pesos) of the traded shares of our securities, labeled “Chile” series, on the Santiago Stock Exchange, the Electronic Stock Exchange and the Valparaiso Stock Exchange:

	Santiago Stock Exchange		Electronic Stock Exchange		Valparaiso Stock Exchange
Period	High	Low	High	Low	High	Low
	(Ch$ per share of our common stock)(1)
Annual Price History
2012	79.5	64.5	79.5	64.1	77.7	64.5
2013	80.3	69.0	80.3	68.3	80.0	68.5
2014	75.3	66.3	75.8	66.3	73.5	69.5
2015	74.6	68.1	74.6	67.3	72.3	70.7
2016	79.3	68.6	80.0	68.7	74.3	70.1
2017 (through April 21)	83.0	76.9	83.0	75.0	78.2	78.2
Quarterly Price History
2012
1st Quarter 2012	79.5	71.0	79.5	70.5	77.7	71.1
2nd Quarter 2012	76.6	68.7	78.5	68.8	75.6	68.8
3rd Quarter 2012	70.9	64.5	70.9	64.1	69.6	64.5
4th Quarter 2012	77.4	66.0	76.9	65.7	76.9	66.0
2013
1st Quarter 2013	80.3	72.2	80.3	71.8	80.0	73.6
2nd Quarter 2013	74.7	69.0	74.9	68.3	74.5	68.5
3rd Quarter 2013	79.8	69.1	79.9	69.1	78.2	70.0
4th Quarter 2013	78.4	73.4	78.5	73.3	—	—
2014
1st Quarter 2014	75.2	66.3	75.8	66.3	70.6	70.4
2nd Quarter 2014	75.3	69.8	75.5	68.0	—	—
3rd Quarter 2014	74.5	70.9	74.4	70.9	73.5	73.5
4th Quarter 2014	75.3	69.0	75.5	69.0	69.5	69.5
2015
1st Quarter 2015	73.0	68.9	73.0	68.9	72.3	72.3
2nd Quarter 2015	72.0	69.4	72.4	68.8	70.7	70.7
3rd Quarter 2015	73.5	69.1	73.7	68.5	—	—
4th Quarter 2015	74.6	68.1	74.6	67.3	—	—
2016
1st Quarter 2016	76.3	68.6	76.4	68.7	74.1	71.6
2nd Quarter 2016	72.5	69.6	73.6	69.5	72.0	71.1
3rd Quarter 2016	75.7	70.1	75.8	70.1	74.3	70.1
4th Quarter 2016	79.3	73.7	80.0	73.4	—	—
2017
1st Quarter 2017	83.0	76.9	83.0	75.0	78.2	78.2
Monthly Price History
November 2016	79.3	74.8	78.8	74.3	—	—
December 2016	78.8	76.0	80.0	75.6	—	—
January 2017	79.2	77.4	79.3	77.5	—	—
February 2017	78.7	76.9	78.3	76.9	78.2	78.2
March 2017	83.0	79.0	83.0	75.0	—	—
April 2017 (through April 21)	82.0	80.1	81.5	79.7	—	—

Sources:  Santiago Stock Exchange, Electronic Stock Exchange and Valparaiso Stock Exchange—Official Quotation Bulletins and Bloomberg.

(1)         Pesos per share reflect nominal price at trade date.

The table below shows the annual, quarterly and monthly high and low closing prices, as reported by the NYSE and Latibex:

	New York Stock Exchange		Latibex
Period	High	Low	High	Low
	(U.S.$ per ADS)(1)		(Euros per Trading Unit)(2)
Annual Price History
2012	99.11	80.33	72.60	58.20
2013	102.00	81.00	85.80	56.40
2014	84.91	67.38	—	—
2015	71.70	57.48	—	—
2016	72.48	56.27	—	—
2017 (through April 21)	75.58	69.91	—	—
Quarterly Price History
2012
1st Quarter 2012	99.11	83.98	72.00	59.40
2nd Quarter 2012	95.27	81.07	71.40	60.00
3rd Quarter 2012	86.55	80.33	72.60	59.40
4th Quarter 2012	97.32	83.50	69.60	58.20
2013
1st Quarter 2013	102.00	92.94	85.80	64.80
2nd Quarter 2013	95.27	81.00	84.00	56.40
3rd Quarter 2013	95.20	82.56	68.40	57.60
4th Quarter 2013	94.00	84.44	69.00	65.40
2014
1st Quarter 2014	84.91	70.43	—	—
2nd Quarter 2014	82.10	75.39	—	—
3rd Quarter 2014	80.65	72.88	—	—
4th Quarter 2014	75.94	67.38	—	—
2015
1st Quarter 2015	70.22	64.30	—	—
2nd Quarter 2015	71.70	64.05	—	—
3rd Quarter 2015	66.78	58.60	—	—
4th Quarter 2015	66.36	57.48	—	—
2016
1st Quarter 2016	65.35	56.27	—	—
2nd Quarter 2016	65.86	60.20	—	—
3rd Quarter 2016	69.30	63.31	—	—
4th Quarter 2016	72.48	66.32	—	—
2017
1st Quarter 2017	74.95	69.91	—	—
Monthly Price History
November 2016	72.08	67.37	—	—
December 2016	72.36	67.36	—	—
January 2017	72.70	69.91	—	—
February 2017	73.15	71.78	—	—
March 2017	74.95	70.76	—	—
April 2017 (through April 21)	75.58	72.77	—	—

Source:  Bloomberg.

(1)         One ADS represents 600 shares of common stock.

(2)         One Trading Unit represents 600 shares of common stock.

As mentioned earlier, on October 18, 2013, we voluntarily delisted our trading units from the Latibex.  Similarly, on December 22, 2015, we voluntary delisted our trading units from the London Stock Exchange.

Item 10          Additional Information

MEMORANDUM AND ARTICLES OF ASSOCIATION

Set forth below is a brief summary of the significant provisions of our estatutos (bylaws) and Chilean law.  This description contains all material information concerning our shares, but does not purport to be complete and is qualified in its entirety by reference to our estatutos (a copy of which is filed as Exhibit 1.1 to this annual report), the General Banking Act, the Chilean Corporations Law and the Securities Market Law.

We are an open stock (public) corporation and are registered with the Chilean Public Registry of Commerce of Santiago under Page 23,859 Number 18,638 of the year 1996, and authorized to operate as a bank by the SBIF.  The Chilean Corporations Law, the Securities Market Law and the General Banking Act set forth the rules and requirements for establishing, and operating banks in Chile, as well as shareholder rights in a Chilean bank.  Additionally, the operation and the shareholder’s rights are also governed by the bank’s estatutos, which effectively serve as both the articles of incorporation and the bylaws of a company incorporated in the United States.  Legal provisions in Chile take precedence over any contrary provision set forth in a corporation estatutos.  Both the Chilean Corporations Law and our estatutos provide that legal actions by shareholders against us (or our officers or directors) to enforce their rights as shareholders or by one shareholder against another in their capacity as such are to be brought in Chile in arbitration proceedings.

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

Purpose

Our corporate purpose is to undertake all acts, contracts, business and transactions as the General Banking Act allows banking institutions to undertake, without prejudice to expanding or restricting our scope of action consistent with current legal precepts or such as may be established in the future.

Capitalization

As of April 21, 2017, there are 97,624,347,430 Banco de Chile shares outstanding of our capital stock.  All of such shares are fully paid.

Our shares are no par value and full voting rights.  There are no legal restrictions on the payment of dividends from our net income, except that we may only pay a single dividend per year (i.e., interim dividends are not permitted).  Under the Chilean Corporations Law and regulations issued thereunder, Chilean public corporations are generally required to distribute at least 30% of their consolidated annual earnings as dividends, except to the extent they have accumulated losses.  Previously, a bank was permitted to distribute less than such minimum amount in any given year with approval of the holders of at least two-thirds of the bank’s outstanding stock.  In 2006, however, this possibility was eliminated by law.  Under the General Banking Act, a Chilean bank may pay dividends upon approval of its shareholders from (i) net earnings of previous fiscal years (i.e., interim dividends are not permitted), (ii) the reserve kept for that purpose or (iii) other funds permitted under Chilean law.

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

The General Banking Act provides that, as a matter of public policy, no person or company may acquire, directly or indirectly, more than 10% of the shares of a bank without the prior authorization of the SBIF, which may not be unreasonably withheld.  The prohibition also applies to beneficial owners of ADSs.  In the absence of such authorization, any person or group of persons acting in concert would not be permitted to exercise voting rights with respect to the shares or ADSs acquired.  In determining whether or not to issue such an authorization, the SBIF considers a number of factors enumerated in the General Banking Act, including the financial stability of the purchasing party.

The General Banking Act also requires the prior authorization of the SBIF for the following transactions:

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

•                  the technical reserve established in Article 65 of the General Banking Act being applicable when deposits exceed one and a half times the resulting bank’s paid-in capital and reserves; or

•                  the margin for interbank loans being reduced to 20% of the resulting bank’s regulatory capital.

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

According to the General Banking Act, a bank may not grant loans to related parties on terms more favorable than those generally offered to non-related parties.  Article 84 No. 2 of the General Banking Act and the regulations issued by the SBIF creates the presumption that natural persons who are holders of shares and who beneficially own more than 1% of the shares are related to the bank and imposes certain restrictions on the amounts and terms of loans made by banks to related parties.  This presumption would also apply to beneficial owners of ADSs representing more than 1% of the shares.

Article 16 of the General Banking Act provides that the individuals or legal entities that, individually or with other people, directly control a bank and who individually own more than 10% of its shares must send to the SBIF reliable information on their financial situation in the form and in the opportunity set forth in Resolution No. 3,156 of the SBIF.

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

Our shareholders’ meetings held in 2016 were:

•                  The ordinary annual shareholders’ meeting held on March 24, 2016, where our shareholders agreed to the distribution and payment of dividend No. 204, in the amount of Ch$3.37534954173 per Banco de Chile common share, with a charge to 2015 net distributable income of Banco de Chile.

•                  The extraordinary shareholders’ meeting held on March 24, 2016, where our shareholders agreed to issue a stock dividend in connection with the capitalization of 30% of our distributable net income obtained during the fiscal year 2015 by means of the issuance of fully paid in shares, without par value, with a value of Ch$64.79 per share, which was distributed among the shareholders in the proportion of 0.02232718590 fully paid in shares for each share held, subject to the exercise of the options established in Article 31 of Law No. 19,396.

As of April 21, 2017, the following shareholders’ meetings had been held:

•                  The ordinary annual shareholders’ meeting held on March 23, 2017, where our shareholders agreed to the distribution and payment of dividend No. 205, in the amount of Ch$2.92173783704 per Banco de Chile common share, with a charge to 2016 net distributable income of Banco de Chile.

•                  The extraordinary shareholders’ meeting held on March 23, 2017, where our shareholders agreed to issue a stock dividend in connection with the capitalization of 40% of our distributable net income obtained during the fiscal year 2016 by means of the issuance of fully paid in shares, without par value, with a value of Ch$73.28 per share, which was distributed among the shareholders in the proportion of 0.02658058439 fully paid in shares for each share held, subject to the exercise of the options established in Article 31 of Law No. 19,396.  This capitalization is currently subject to the SBIF’s approval.

Dividend, Liquidation and Appraisal Rights

For a description of the provisions of our estatutos related to our dividends, see “Item 8.  Financial Information—Consolidated Statements and Other Financial Information—Dividends.”

Under the Chilean Corporations Law, Chilean companies are generally required to distribute at least 30% of their earnings as dividends.  Previously, the General Banking Act stated that banks were permitted to distribute less than such minimum amount in any given year with the approval of holders of at least two-thirds of the bank’s common stock.  In 2006, however, this possibility was eliminated by law.  In the event of any loss of capital, no dividends can be distributed so long as such loss is not recovered.  Also, a bank cannot distribute dividends above the legal minimum if doing so would result in the bank exceeding its ratio of risk-weighted assets to regulatory capital or total assets.  See “Item 8.  Financial Information—Consolidated Statements and Other Financial Information—Dividends.”

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

In accordance with the General Banking Act, our shareholders do not have appraisal rights in the event of a business combination or otherwise.

Approval of Financial Statements

Our board of directors is required to submit our audited consolidated financial statements to the shareholders annually for their approval.  The approval or rejection of the financial statements is entirely within our shareholders’ discretion.  If our shareholders reject our consolidated financial statements, our board of directors must submit new consolidated financial statements no later than 60 calendar days from the date of rejection.  If our shareholders reject our new consolidated financial statements, our entire board of directors is deemed removed from office and a new board of directors shall be elected at the same meeting.  Directors who individually approved our consolidated financial statements are disqualified from running for re-election for the ensuing period.

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

On April 16, 2001, the Central Bank eliminated the prior foreign exchange restrictions, replaced the former Compendium of Foreign Exchange Regulations (“Compendium”) by a new one, and eliminated Chapter XXVI of the old Compendium, which regulated the establishment of an ADR facility by a Chilean company.  Notwithstanding such replacement, the special regime of Chapter XXVI continued in force for Banco de Chile’s ADS program until March 7, 2011, when the Central Bank, JPMorgan Chase Bank N.A., as depositary bank, and Banco de Chile executed an agreement that terminated the Convención Cambiaria (“Exchange Convention”).  As a consequence of such termination, the special exchange regime established in the Exchange Convention is no longer applicable.  Thus, the Deposit Agreement, as amended, and Banco de Chile’s ADS program are subject to the exchange regulations of general applicability of Chapter XIV of the Compendium or such new regulations that may be issued in the future.  A copy of the amendment to the deposit agreement, dated February 1, 2011, can be found as an Exhibit to this annual report.

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

In Chile, until December 2015, foreign investments could also be made through the Foreign Investment Committee under Decree Law No. 600 of 1974, Foreign Investment Statute, which was an optional mechanism to invest capital in Chile that required, among other items, a foreign investment contract with the State of Chile.  However, on September 29, 2014, Law No. 20,780 was published, which revoked Decree 600 effective January 1, 2016.  But the revocation of Decree Law 600 does not apply retroactively.  Therefore, foreign investment agreements entered into under Decree Law 600, before its revocation, will continue to be governed by Decree Law 600.

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

In order to determine the amount of the Corporate Tax credit, the following rules apply:

•                  For dividends distributed with a charge to taxable utilities for fiscal years until 2017, the effective rate of credit will be the weighted average tax rate paid on the accumulated earnings during those years.

•                  In case of dividends distributed with a charge to taxable utilities starting with fiscal year 2017, the tax credit will be determined by applying the rate of the first category in effect during the year of the corresponding distribution.

•                  In both of the previously mentioned cases, the credit will be limited up to the amount of the first category tax effectively paid by the company on its accumulated profits.

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

The increase in the corporate tax rate had impact on our Deferred Taxes outstanding.  For more information see Note 17 to our audited consolidated financial statements as of and for the year ended December 31, 2016 appearing elsewhere in this annual report.

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

Capital gains recognized on the sale or exchange of shares of common stock (as distinguished from sales or exchanges of ADSs representing such shares of common stock) by a foreign holder will be subject to both Corporate Tax and the Chilean Withholding Tax (Corporate Tax being creditable against the latter) if the seller is a taxpayer who obtains other income effectively taxed as first category. If the transaction does not meet this condition, capital gains will be taxed at the Chilean Withholding Tax of 35.0%, unless the special exemption described in the next paragraph applies.

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

d)             Whatever the percentage of the investment portfolio of the Fund is invested in foreign assets, dividends and interest payments will be subject to the general tax regime (Corporate Tax plus Chilean Withholding Tax with a credit for paid Corporate Tax) if any individual or entity with domicile or residence in Chile holds an interest, or is entitled to benefits, of 5% or more in one of the foreign holders, excluding foreign individuals and institutional investors.

Fixed Income (in force according to the Unitary Funds Act)

There are special tax regulations for bonds issued in Chile in a public offering which fulfill specific conditions established in the Chilean Income Tax Law (“104 Bonds”).

In February 2017, Law 20,956 came into effect, according to which the Chilean Withholding Tax on interest accrued by Chilean bonds, as a general rule, must be withheld by the issuer.

However, if the bond issuance agreement provides so, the Chilean Withholding Tax of 4% shall be withheld by the local custodian that is acting as the local tax agent for the foreign investor.

Regarding bonds issued by the Central Bank or by the Chilean Treasury, the withholding tax will always be borne by the issuer.

Finally, with regard to bonds whose issuance agreement was executed prior to the effectiveness of Law 20,956, local custodians must withhold the applicable tax unless the issuer adheres to said law by giving notice to the bondholders and to the Chilean Internal Revenue Service.

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

The ADSs are listed on the NYSE, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed.  Moreover, as discussed below under “—Passive Foreign Investment Companies,” we believe that we will not be treated as a PFIC for U.S. federal income tax purposes with respect to our 2016 and current taxable year, and based on our current expectations regarding the value and nature of our assets, the sources and nature of our income, relevant market and shareholder data and our current business plans, we do not anticipate becoming a PFIC in the future.  However, there can be no assurance in this regard because the PFIC determination is made annually and is based on the portion of our assets (including goodwill) and income that is characterized as passive under the PFIC rules and our continued qualification for an exception to the PFIC rules for certain foreign banks.

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

Item 11          Quantitative and Qualitative Disclosures About Market Risk

For quantitative and qualitative information related to market risk, see Note 42 to our audited consolidated financial statements as of and for the year ended December 31, 2016 appearing elsewhere in this annual report.

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

Payments by the Depositary

The Depositary has agreed to reimburse us for certain reasonable expenses related to the ADS program, subject to a cap agreed between the Depositary and us.  These reimbursable expenses currently include, but are not limited to, legal fees, NYSE listing fees, investor relations servicing, investor related presentations, ADR-related advertising and public relations in those jurisdictions in which the ADRs may be listed or otherwise quoted for trading, and accountants’ fees in relation to our regulatory filings. During the year ended December 31, 2016, we received reimbursements from the depositary for an amount of U.S.$36,843.44.

PART II

Item 13          Defaults, Dividend Arrearages and Delinquencies

None.

Item 14          Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15          Controls and Procedures

(a) Disclosure Controls and Procedures

We have evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures as of December 31, 2016.

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

Management assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2016.  In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO — 2013 framework) in Internal Control-Integrated Framework.

Based on our assessment and those criteria, management believes that the company maintained effective internal control over financial reporting as of December 31, 2016.

(c) Report of Independent Registered Public Accounting Firm on Internal Controls

Ernst & Young Servicios Profesionales de Auditoría y Asesorías SpA (“EY Audit SpA”), the independent registered public accounting firm that has audited our financial statements, has issued an attestation report on our internal control over financial reporting as of December 31, 2016.  This attestation report appears on page F-3 of our audited consolidated financial statements as of and for the year ended December 31, 2016.

(d) Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting during 2016 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A             Audit Committee Financial Expert

Our board of directors has determined that Mr. Jaime Estévez, a member of our directors/audit committee who satisfies the independence requirements of both Chilean law and Rule 10A-3 under the Exchange Act, qualifies as an “audit committee financial expert” pursuant to the Instruction to paragraph (a) of this Item 16A.  Mr. Estévez possesses vast financial experience evidenced by the fact that for five years he was chairman of the board of directors of Banco del Estado de Chile, a Chilean state-owned bank, served as a director of AFP Provida and AFP Protección, two Chilean private investment pension funds, and from 2006 until 2012 was a director of Endesa Chile S.A. as well as a member of its directors/audit committee and a financial expert.  Prior to such service, Mr. Estévez served as a Congressman for eight years, a period in which he was a member of the Finance and Budget Committee of the Chilean congress.  Mr. Estévez holds a degree in economics from the Universidad de Chile.

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

The Code of Ethics is available to the general public on our web page at www.bancochile.cl.

Item 16C             Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent auditors, EY Audit SpA, during the fiscal years ended December 31, 2014, 2015 and 2016:

	Year ended December 31,
	2014		2015		2016
	(in millions of Ch$)
Audit fees	Ch$	776	Ch$	822	Ch$	852
Audit-related fees	—		—		—
Tax fees	22		52		29
Other fees	460		826		448
Total fees	Ch$	1,258	Ch$	1,700	Ch$	1,329

“Audit fees” in the above table are the aggregate fees billed by EY Audit SpA in connection with the audit of our annual financial statements.  This line item includes:  (i) audit of our statutory accounts, and audit of the consolidated financial statements required by Item 18 of Form 20-F and limited reviews of financial statements, (ii) reviews of forms and comment letters filed with the SEC and the issuance of comfort letters and (iii) other local attestation reports required by local regulators.

“Audit-related fees” in the above table are the aggregate fees billed  by EY Audit SpA for assurance and related services that are reasonably related to the performance of the audit or review of the Bank’s financial statements and are not reported under “audit fees”.  Services such as (i) attestation reports not required by statute or regulations and (ii) merger and acquisition due diligence are included on this line item.  During 2014, 2015 and 2016, there were no such services rendered.

“Tax fees” in the above table are the aggregate fees billed by EY Audit SpA for permitted tax advisory and tax compliance services.

“All Other fees” incurred in 2014, 2015 and 2016 were related to certain consulting services such as:  (i) operational risk assessment, and (ii) foreign regulations compliance.

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

Item 16E             Purchases of Equity Securities by the Issuer and Affiliated Purchasers

We did not make any purchases of our previously issued shares during the fiscal year ended December 31, 2016.

Item 16F             Change in Registrant’s Certifying Accountant

Not Applicable.

Item 16G            Corporate Governance

Pursuant to Section 303A.11 of the Listed Company Manual of the NYSE, we are required to provide a summary of the significant ways in which our corporate governance practices differ from those required for U.S. companies under the NYSE listing standards.  We are a Chilean bank with shares listed on the Santiago Stock Exchange, the Valparaiso Stock Exchange, the Chilean Electronic Stock Exchange and ADSs listed on the New York Stock Exchange.  Our corporate governance practices are governed by our bylaws, the General Banking Act, the Chilean Corporations Law, the Securities Market Law, and the regulations issued by the SBIF.  Therefore, you may not have the same protections afforded to shareholders of U.S. companies under the NYSE listing standards.

The table below discloses the significant differences between our corporate governance practices and the NYSE standards.

NYSE Standards	Our Corporate Governance Practice
Director Independence. Majority of board of directors must be independent. “Controlled companies,” which would include our company if it were a U.S. issuer, are exempt from this requirement. §303A.01

Pursuant to the General Banking Act, we are not required to make a determination as to the independence of our directors.  However, pursuant to the Chilean Corporations Law, under certain circumstances provided in Article 50b is of such law, we are required to appoint at least one independent director.

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

NYSE Standards	Our Corporate Governance Practice

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

Item 19          Exhibits

LIST OF EXHIBITS

Exhibit
No.

Exhibit No.	Exhibit
1.1*	Estatutos of Banco de Chile, which serve as our articles of incorporation and bylaws (English translation).
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

4.8

Cooperation Agreement between Banco de Chile and Citigroup Inc., dated October 22, 2015 (English translation). (filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2015, and incorporated herein by reference).

4.9

Global Connectivity Agreement between Banco de Chile and Citigroup Inc., dated October 22, 2015 (English translation). (filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2015, and incorporated herein by reference).

4.10

Asset Purchase Agreement between Banco de Chile and Citibank, N.A., dated December 31, 2007 (English translation) (filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2007, and incorporated herein by reference).

4.11

Trademark License Agreement between Banco de Chile and Citigroup Inc., dated October 22, 2015. (filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2015, and incorporated herein by reference).

Exhibit No.	Exhibit
4.12*	Master Services Agreement between Banco de Chile and Citigroup, Inc., dated January 31, 2017.
8.1*	List of subsidiaries.
11.1

Code of Professional Ethics (English translation).(filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2015, and incorporated herein by reference).

12.1*	Certification under Section 302 of the Sarbanes-Oxley Act of 2002.
12.2*	Certification under Section 302 of the Sarbanes-Oxley Act of 2002.
13.1*	Certification under Section 906 of the Sarbanes-Oxley Act of 2002.

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

December 31, 2015 and 2016

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

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Banco de Chile:

We have audited the accompanying consolidated statements of financial position of Banco de Chile and subsidiaries (the “Bank”) as of December 31, 2016 and 2015, and the related consolidated statements of comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2016. These consolidated financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Banco de Chile and subsidiaries as of December 31, 2016 and 2015, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2016, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Bank’s internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 27, 2017, expressed an unqualified opinion thereon.

EY Audit SpA

Santiago, Chile

April 27, 2017

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Banco de Chile:

We have audited Banco de Chile and subsidiaries’ internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the “COSO criteria”). Banco de Chile and subsidiaries’ management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, Banco de Chile and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of Banco de Chile and subsidiaries as of December 31, 2016 and 2015, and the related consolidated statements of comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2016, and our report dated April 27, 2017, expressed an unqualified opinion thereon.

EY Audit SpA

Santiago, Chile

April 27, 2017

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As of December 31, 2015 and 2016

(Expressed in millions of Chilean pesos unless otherwise specified)

		2015	2016	2016
	Notes	MCh$	MCh$	ThUS$
ASSETS
Cash and due from banks	6	1,361,222	1,408,167	2,100,488
Transactions in the course of collection	6	319,679	206,972	308,729
Financial assets held-for-trading	7	843,574	1,379,958	2,058,410
Cash collateral on securities borrowed and reverse repurchase agreements	8	46,164	55,703	83,089
Derivative instruments	9	1,127,122	939,649	1,401,624
Loans and advance to banks	10	1,395,544	1,173,187	1,749,981
Loans to customers, net	11	24,022,983	24,843,655	37,057,958
Financial assets available-for-sale	12	1,007,263	374,470	558,577
Investments in other companies	13	25,849	30,314	45,218
Intangible assets	14	64,700	65,036	97,011
Property and equipment	15	215,671	219,082	326,793
Investments properties	16	15,042	14,674	21,888
Current tax assets	17	—	6,657	9,930
Deferred tax assets, net	17	129,192	176,923	263,907
Other assets	18	483,591	462,857	690,419
TOTAL ASSETS		31,057,596	31,357,304	46,774,022
LIABILITIES
Current accounts and other demand deposits	19	8,327,048	8,321,148	12,412,214
Transactions in the course of payments	6	35,475	25,702	38,338
Cash collateral on securities lent and repurchase agreements	8	184,131	216,817	323,415
Saving accounts and time deposits	20	9,907,692	10,552,901	15,741,201
Derivate instruments	9	1,079,342	966,509	1,441,690
Borrowings from financial institutions	21	1,529,627	1,040,026	1,551,351
Debt issued	22	6,102,208	6,177,927	9,215,285
Other financial obligations	23	173,081	186,199	277,743
Current tax liabilities	17	24,714	—	—
Provisions	24	182,832	187,568	279,785
Employee benefits	25	74,791	83,345	124,321
Other liabilities	26	261,330	291,488	434,797
TOTAL LIABILITIES		27,882,271	28,049,630	41,840,140
EQUITY
Attributable to equity holders of the parent:
Capital		2,041,173	2,138,047	3,189,211
Reserves		563,271	709,771	1,058,728
Other comprehensive income		63,688	(14,507)	(21,639)
Retained earnings:
Retained earnings from previous periods		64,986	64,986	96,936
Income for the year		609,903	575,051	857,773
Less:
Provisions for minimum dividend		(167,699)	(165,675)	(247,129)
Non-controlling interest		3	1	2
TOTAL EQUITY	28	3,175,325	3,307,674	4,933,882
TOTAL LIABILITIES AND EQUITY		31,057,596	31,357,304	46,774,022

The accompanying notes 1 to 44 are an
integral part of these consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

As of December 31, 2014, 2015 and 2016

(Expressed in millions of Chilean pesos unless otherwise specified)

			2014	2015	2016	2016
		Notes	MCh$	MCh$	MCh$	ThUS$

A.	STATEMENT OF INCOME
	Interest revenue	29	2,045,604	1,908,457	1,916,992	2,859,475
	Interest expense	29	(788,788)	(680,169)	(690,259)	(1,029,623)
	Net interest income		1,256,816	1,228,288	1,226,733	1,829,852

Income from fees and commissions		30	387,452	436,076	441,043	657,880
Expense from fees and commissions		30	(115,264)	(130,097)	(119,772)	(178,657)
	Net fees and commissions income		272,188	305,979	321,271	479,223

	Net financial operating income	31	35,204	44,412	128,575	191,789
	Foreign exchange transactions, net	32	70,225	57,318	12,405	18,504
	Other operating income	37	27,211	25,486	28,575	42,624
	Total operating revenues		1,661,644	1,661,483	1,717,559	2,561,992

	Provision for loan losses	33	(261,566)	(246,222)	(259,263)	(386,729)
	OPERATING REVENUES, NET OF PROVISIONS FOR LOAN LOSSES		1,400,078	1,415,261	1,458,296	2,175,263

	Personnel expenses	34	(384,512)	(381,388)	(417,918)	(623,386)
	Administrative expenses	35	(270,537)	(289,974)	(306,344)	(456,957)
	Depreciation and amortization	36	(32,787)	(31,822)	(35,575)	(53,065)
	Impairments	36	(2,085)	(263)	(274)	(409)
	Other operating expenses	38	(37,439)	(22,831)	(26,936)	(40,179)
	TOTAL OPERATING EXPENSES		(727,360)	(726,278)	(787,047)	(1,173,996)

	NET OPERATING INCOME		672,718	688,983	671,249	1,001,267

	Income attributable to associates	13	2,486	3,243	4,014	5,987
	Income before income taxes		675,204	692,226	675,263	1,007,254
	Income taxes	17	(79,685)	(82,321)	(100,212)	(149,481)
	NET INCOME FOR THE YEAR		595,519	609,905	575,051	857,773

	Attributable to:
	Equity holders of the parent		595,518	609,903	575,051	857,773
	Non-controlling interest		1	2	—	—

	Net income per share from continued operations attributable to equity holders of the parent:	28	Ch$	Ch$	Ch$	US$
	Basic net income per share		6.10	6.25	5.89	8.78
	Diluted net income per share		6.10	6.25	5.89	8.78

The accompanying notes 1 to 44 are an
integral part of these consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

As of December 31, 2014, 2015 and 2016

(Expressed in millions of Chilean pesos unless otherwise specified)

		2014	2015	2016	2016
	Notes	MCh$	MCh$	MCh$	ThUS$
B. CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

NET INCOME FOR THE YEAR		595,519	609,905	575,051	857,773

Other comprehensive income that will be reclassified subsequently to profit or loss

Net unrealized gains (losses):
Net change in unrealized gains (losses) on available for sale instruments	12	7,531	7,243	(52,345)	(78,080)
Gains and losses on derivatives held as cash flow hedges	9	29,756	9,971	(50,481)	(75,300)
Cumulative translation adjustment		80	2	(59)	(88)
Subtotal Other comprehensive income before income taxes		37,367	17,216	(102,885)	(153,468)

Income tax		(9,294)	(4,600)	24,690	36,829

Total other comprehensive income items that will be reclassified subsequently to profit or loss		28,073	12,616	(78,195)	(116,639)

Other comprehensive income that will not be reclassified subsequently to profit or loss

Actuarial gains (losses)	25	(399)	(33)	169	252

Subtotal other comprehensive income before income taxes		(399)	(33)	169	252

Income taxes		103	9	(45)	(67)

Total other comprehensive income items that will not be reclassified subsequently to profit or loss		(296)	(24)	124	185

Subtotal other comprehensive income		27,777	12,592	(78,071)	(116,454)

TOTAL CONSOLIDATED COMPREHENSIVE INCOME		623,296	622,497	496,980	741,319

Attributable to:
Equity holders of the parent		623,295	622,495	496,980	741,319
Non-controlling interest		1	2	—	—

Comprehensive net income per share from continued operations attributable to equity holders of the parent:		Ch$	Ch$	Ch$	US$
Basic net income per share		6.38	6.38	5.09	7.59
Diluted net income per share		6.38	6.38	5.09	7.59

The accompanying notes 1 to 44 are an
integral part of these consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

for the years ended December 31, 2014, 2015 and 2016

(Expressed in millions of Chilean pesos unless otherwise specified)

			Reserves		Other comprehensive income*			Retained earnings
		Paid-in capital	Other reserves	Reserves from earnings	Unrealized gains (losses) on available for sale instruments	Cumulative translation adjustment	Cash flow hedge adjustment	Retained earnings from previous periods	Income for the year	Provision for minimum dividends	Attributable to equity holders of the parent	Non-controlling interest	Total equity
	Notes	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2014		1,849,351	99,162	246,107	36,443	(23)	(13,421)	65,311	550,188	(154,081)	2,679,037	2	2,679,039
Capitalization of retained earnings	28	95,569	—	—	—	—	—	—	(95,569)	—	—	—	—
Retention (release) earnings		—	—	86,499	—	—	—	—	(86,499)	—	—	—	—
Defined benefit plans adjustment		—	(296)	—	—	—	—	—	—	—	(296)	—	(296)
Equity adjustment investment in other companies		—	4	—	—	—	—	—	—	—	4	—	4
Dividends distributions and paid		—	—	—	—	—	—	—	(368,120)	154,081	(214,039)	(1)	(214,040)
Cumulative translation adjustment		—	—	—	—	80	—	—	—	—	80	—	80
Valuation adjustment on available-for-sale instruments (net)		—	—	—	4,486	—	—	—	—	—	4,486	—	4,486
Cash flow hedge adjustment, net		—	—	—	—	—	23,507	—	—	—	23,507	—	23,507
Income for the year		—	—	—	—	—	—	—	595,518	—	595,518	1	595,519
Provision for minimum dividends		—	—	—	—	—	—	—	—	(177,324)	(177,324)	—	(177,324)
Balances as of December 31, 2014		1,944,920	98,870	332,606	40,929	57	10,086	65,311	595,518	(177,324)	2,910,973	2	2,910,975
Balances as of January 1, 2015		1,944,920	98,870	332,606	40,929	57	10,086	65,311	595,518	(177,324)	2,910,973	2	2,910,975
Capitalization of retained earnings	28	96,253	—	—	—	—	—	—	(96,253)	—	—	—	—
Retention (release) earnings		—	—	131,820	—	—	—	—	(131,820)	—	—	—	—
Defined benefit plans adjustment		—	(24)	—	—	—	—	—	—	—	(24)	—	(24)
Capital increase investment in other companies		—	(1)	—	—	—	—	—	—	—	(1)	—	(1)
Dividends distributions and paid		—	—	—	—	—	—	—	(367,445)	177,324	(190,121)	(1)	(190,122)
Cumulative translation adjustment		—	—	—	—	2	—	—	—	—	2	—	2
Valuation adjustment on available-for-sale instruments (net)		—	—	—	4,886	—	—	—	—	—	4,886	—	4,886
Cash flow hedge adjustment, net		—	—	—	—	—	7,728	—	—	—	7,728	—	7,728
Income for the year		—	—	—	—	—	—	—	609,903	—	609,903	2	609,905
Equity adjustment investment in other companies		—	—	—	—	—	—	(325)	—	—	(325)	—	(325)
Provision for minimum dividends		—	—	—	—	—	—	—	—	(167,699)	(167,699)	—	(167,699)
Balances as of December 31, 2015		2,041,173	98,845	464,426	45,815	59	17,814	64,986	609,903	(167,699)	3,175,322	3	3,175,325
Balances as of January 1, 2016		2,041,173	98,845	464,426	45,815	59	17,814	64,986	609,903	(167,699)	3,175,322	3	3,175,325
Capitalization of retained earnings	28	96,874	—	—	—	—	—	—	(96,874)	—	—	—	—
Retention (release) earnings		—	—	146,375	—	—	—	—	(146,375)	—	—	—	—
Defined benefit plans adjustment		—	124	—	—	—	—	—	—	—	124	—	124
Capital increase investment in other companies		—	1	—	—	—	—	—	—	—	1	—	1
Dividends distributions and paid		—	—	—	—	—	—	—	(366,654)	167,699	(198,955)	(2)	(198,957)
Cumulative translation adjustment		—	—	—	—	(59)	—	—	—	—	(59)	—	(59)
Valuation adjustment on available-for-sale instruments (net)		—	—	—	(39,770)	—	—	—	—	—	(39,770)	—	(39,770)
Cash flow hedge adjustment, net		—	—	—	—	—	(38,366)	—	—	—	(38,366)	—	(38,366)
Income for the year		—	—	—	—	—	—	—	575,051	—	575,051	—	575,051
Equity adjustment investment in other companies		—	—	—	—	—	—	—	—	—	—	—	—
Provision for minimum dividends		—	—	—	—	—	—	—	—	(165,675)	(165,675)	—	(165,675)
Balances as of December 31, 2016		2,138,047	98,970	610,801	6,045	—	(20,552)	64,986	575,051	(165,675)	3,307,673	1	3,307,674

* As of December 31, 2014, 2015 and 2016 total other comprehensive income is MCh$51,072, MCh$63,688 and MCh$ (15,138), respectively.

The accompanying notes 1 to 44 are an

integral part of these consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

for the years ended December 31, 2014, 2015 and 2016

(Expressed in millions of Chilean pesos unless otherwise specified)

		2014	2015	2016	2016
	Notes	MCh$	MCh$	MCh$	ThUS$
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income for the year		595,519	609,905	575,051	857,773
Items that do not represent cash flows:
Depreciation and amortization	36	32,787	31,822	35,575	53,065
Impairment property and equipment	36	2,085	263	274	409
Provision for loan losses	33	306,126	306,339	306,214	456,763
Provision financial guarantees	33	(1,749)	(7,168)	(109)	(163)
Fair value adjustment of financial assets held-for-trading		1,764	1,273	(2,394)	(3,571)
Income attributable to associates	13	(2,486)	(3,243)	(4,019)	(5,995)
Net gain on sales of assets received in lieu of payment	37	(1,223)	(1,569)	(2,978)	(4,442)
Net gain loss on sales of property and equipment		(156)	(204)	(183)	(273)
Other charges (credits) to income that do not represent cash flows		(2,657)	(2,868)	(14,139)	(21,090)
(Gain) loss from foreign exchange transactions of other assets and other liabilities		(246,060)	(545,380)	28,892	43,097
Net changes in interest and fee accruals		(128,527)	132,751	(147,643)	(220,231)

Changes in assets and liabilities that affect operating cash flows:
(Increase) decrease in loans and advances to banks, net		(94,186)	(239,618)	221,556	330,483
(Increase) decrease in loans to customers, net		(941,244)	(2,723,991)	(1,035,767)	(1,544,999)
(Increase) decrease in financial assets held-for-trading, net		31,679	(550,295)	(512,572)	(764,576)
Increase in deferred taxes, net	17	(37,819)	(34,952)	(35,202)	(52,509)
Increase in current accounts and other demand deposits		948,593	1,392,434	(4,529)	(6,756)
Increase (decrease) in payables from repurchase agreements and security lending		5,282	(59,374)	21,725	32,406
Increase (decrease) in saving accounts and time deposits		(650,150)	189,893	635,156	947,428
(Increase) decrease in other operating assets and liabilities		(40,484)	(143,504)	86,771	129,432
Proceeds from sale of assets received in lieu of payment		4,132	7,769	10,860	16,199
Total cash flows from operating activities		(218,774)	(1,639,717)	162,539	242,450

CASH FLOWS FROM INVESTING ACTIVITIES:
(Increase) decrease in financial assets available-for-sale		76,809	605,772	563,457	840,479
Purchases of property and equipment	15	(31,513)	(31,476)	(27,819)	(41,496)
Proceeds from sales of property and equipment		200	575	220	328
Purchases of intangible assets	14	(5,382)	(8,519)	(11,248)	(16,778)
Investments in other companies	13	(6,608)	(314)	(1,129)	(1,684)
(Increase) decrease in other assets and liabilities		4,756	750	(867)	(1,293)
Dividends received from investments in other companies	13	195	663	667	995
Total cash flows from investing activities		38,457	567,451	523,281	780,551

CASH FLOWS FROM FINANCING ACTIVITIES:
Increase (decrease) in borrowings from financial institutions		110,091	430,098	(489,157)	(729,649)
Increase (decrease) in other financial obligations		(18,883)	(9,593)	17,467	26,055
Increase (decrease) in borrowings from Central Bank		(2)	(3)	(3)	(4)
Other long-term borrowings		7,091	13,803	17,808	26,563
Payment of other long-term borrowings		(13,211)	(17,744)	(21,359)	(31,860)
Repayment of mortgage finance bonds		(16,713)	(13,059)	(8,552)	(12,757)
Proceeds from bond issuances	22	736,212	1,342,224	887,185	1,323,367
Proceeds from commercial papers (short-term bonds)	22	1,090,340	1,128,183	532,852	794,827
Redemption from bond issuances		(1,149,274)	(1,292,647)	(1,281,182)	(1,911,071)
Subscription and payment of shares	28	—	—	—	—
Dividends paid	28	(368,120)	(367,445)	(366,654)	(546,918)
Total cash flows from financing activities		377,531	1,213,817	(711,595)	(1,061,447)

TOTAL NET POSITIVE (NEGATIVE) CASH FLOWS FOR THE YEAR		197,214	141,551	(25,775)	(38,446)
Net effect of exchange rate changes on cash and cash equivalents		46,222	78,152	(28,892)	(43,097)
Cash and cash equivalents at beginning of year		1,246,738	1,490,174	1,709,877	2,550,533
Cash and cash equivalents at end of year	6	1,490,174	1,709,877	1,655,210	2,468,990
Supplemental disclosure of cash flow information:
Cash paid during the year for:
Income taxes paid		2,091	13,659	18,012	26,868
Interest received		1,705,103	1,687,598	1,816,477	2,709,542
Interest paid		(588,572)	(335,714)	(737,387)	(1,099,921)

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

Banco de Chile (“Banco de Chile” or the “Bank”) is a Corporation organized under the laws of the Republic of Chile, regulated by the Superintendency of Banks and Financial Institutions (“SBIF”).  Since 2001 — when the Bank was first listed on the New York Stock Exchange (“NYSE”), in the course of its American Depository Receipt (“ADR”) program. Banco de Chile also complies with the regulations published by the United States Securities and Exchange Commission (“SEC”).

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

The consolidated financial statements of the Bank for the year ended December 31, 2016 were authorized for issuance in accordance with the directors’ resolution on April 27, 2017.

2.              Summary of Significant Accounting Principles:

(a)         Basis of preparation:

The Bank’s consolidated financial statements for the years 2014, 2015 and 2016 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

2.              Summary of Significant Accounting Principles, continued:

(b)         Basis of consolidation:

The financial statements of Banco de Chile as of and for the years ended December 31, 2015 and 2016 have been consolidated with those of its subsidiaries.  The financial statements of the bank’s subsidiaries are prepared for the same reporting year as for Banco de Chile, using consistent accounting policies.

(i)             Subsidiaries

Consolidated financial statements as of December 31, 2015 and 2016 incorporate financial statements of the Bank and its subsidiaries.  According IFRS 10 —“Consolidated Financial Statements”, control requires exposure or rights to variable returns and the ability to affect those returns through power over an investee. Specifically the Bank has power over the investee when it has existing rights that give it the ability to direct the relevant activities of the investee.

When the Bank has less than a majority of the voting rights of an investee, but these voting rights are enough to have the ability to direct the relevant activities unilaterally, then the Bank has control.  The Bank considers all factors and relevant circumstances to evaluate if its voting rights are enough to obtain control, which includes:

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

2.              Summary of Significant Accounting Principles, continued:

(b)         Basis of consolidation, continued:

(i)             Subsidiaries, continued:

The following table details the entities in which the Bank, directly or indirectly — owns a controlling interest and that are therefore consolidated in these financial statements:

				Interest Owned
				Direct		Indirect		Total
			Functional	2015	2016	2015	2016	2015	2016
RUT	Subsidiaries	Country	Currency	%	%	%	%	%	%
44,000,213-7	Banchile Trade Services Limited(*)	Hong Kong	US$	100.00	—	—	—	100.00	—
96,767,630-6	Banchile Administradora General de Fondos S.A.	Chile	Ch$	99.98	99.98	0.02	0.02	100.00	100.00
96,543,250-7	Banchile Asesoría Financiera S.A.	Chile	Ch$	99.96	99.96	—	—	99.96	99.96
77,191,070-K	Banchile Corredores de Seguros Ltda.	Chile	Ch$	99.83	99.83	0.17	0.17	100.00	100.00
96,571,220-8	Banchile Corredores de Bolsa S.A.	Chile	Ch$	99.70	99.70	0.30	0.30	100.00	100.00
96,932,010-K	Banchile Securitizadora S.A.	Chile	Ch$	99.01	99.01	0.99	0.99	100.00	100.00
96,645,790-2	Socofin S.A.	Chile	Ch$	99.00	99.00	1.00	1.00	100.00	100.00
96,510,950-1	Promarket S.A.(**)	Chile	Ch$	99.00	—	1.00	—	100.00	—

(*)           On May 29, 2014 the Board of Directors of Banco de Chile agreed to dissolve liquidate and terminate this entity. The completion of this process is expected during the second half of 2016.

(**)      On December 30, 2016, the dissolution and merger of the Company was announced.

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

According to the equity method, the Bank’s investments in an associate are initially recorded at cost, and subsequently increased (or decreased) to reflect both the Bank’s pro rata share of the post-acquisition net income (or loss) of the associate and other movements directly recognized in the associate’s equity.  Goodwill arising from the acquisition of an associate is included in the carrying value of the investment (net of any accumulated impairment loss).  Since goodwill is not reported separately, an associate is not tested individually for impairment.  Rather, the entire investment is tested for impairment as described below.

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

Investments that, for their characteristics, are defined as “Joint Ventures” include the following:

•                  Artikos S.A.

•                  Servipag Ltda.

(iii)       Structured entities

Special purpose entities (“SPEs”) are generally created to comply with a specific and well-defined objective, such as securitizing specific assets or carrying out a specific loan transaction.  An SPE is consolidated if, based on an assessment of its relationship with the Bank and the risks and benefits over the SPE, the Bank concludes that it has control of the SPE.  The Bank only considers as a special purpose entity the separate equity No. 17, which is currently managed by the subsidiary Banchile Securitizadora S.A.

As of December 31, 2015 and 2016, the Bank does not control and therefore does not consolidate any SPEs.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

2.              Summary of Significant Accounting Principles, continued:

(b)         Basis of consolidation, continued:

(iv)      Asset management services investments and mutual funds, continued:

The Bank and its subsidiaries manage investments and mutual funds on behalf and for the benefit of investors, acting only as an Agent in this relationship. Under this category, and as per the aforementioned rule, these funds are not controlled and therefore not consolidated by the Bank or its subsidiaries.

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

(e)          Use of estimates and judgment:

Preparing financial statements requires management to make judgments, estimations and assumptions that affect the application of accounting policies and the valuation of assets, liabilities, income and expenses presented.  Actual results could differ from these estimated amounts.

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

Some accounting matters particularly involve uncertainties and therefore require a considerable degree of estimation and critical judgment when applying accounting policies.  Details on the use of estimates and judgment and their effect on the amounts recognized in the financial statements are included in the following notes:

•                  Impairment of loans (Notes 10, 11 and 33)

•                  Useful lives of intangible assets, property and equipment and investment properties (Notes 14, 15 and 16)

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

After initial measurement, amounts of Loans and advances to customers are subsequently measured at amortized cost using the EIR (effective interest rate), less allowances for impairment.  Amortized cost is calculated by taking into account any discount or premium on acquisition and fees and costs that are an integral part of the EIR.  The amortization is included in Interest Revenue in the income statement. The losses arising from impairment are recognized in the income statement in Provisions for loan losses.

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

(i)             Allowances for individual evaluations:

An individual analysis of debtors is applied to individuals and companies that are of such significance with respect to size, complexity or level of exposure to the Bank, that they must be analyzed in detail.  All corporate customers are evaluated individually and for commercial customers the cut-off amount for the individual evaluation is MCh$527.

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

The term represents the time elapsed for a loan from the date on which the unpaid collection or portion is in default.

Cash recoveries on written-off loans are recorded directly in income, through the provision for credit losses in the Consolidated Statement of Comprehensive Income.

If in a subsequent period the amount of a previously recognized impairment loss decreases and the decrease is due to an event occurring after the impairment was recognized, the impairment loss is reversed by reducing the allowance account accordingly.  Such reversal is recognized in profit or loss through a direct impact to the provision for credit losses.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

2.              Summary of Significant Accounting Principles, continued:

(j)            Finance and operating leases, continued:

The Bank acting as lessee

Assets held under finance leases are initially recognized on the balance sheet at an amount equal to the fair value of the leased property or, if lower, the present value of the minimum lease payments.  The corresponding liability to the lessor is included in the balance sheet as a finance lease obligation.  The discount rate used in calculating the present value of the minimum lease payments is either the interest rate implicit in the lease, if it is practicable to determine, or the incremental borrowing rate.  Contingent rentals are recognized as expense in the periods in which they are incurred.  As of December 31, 2015 and 2016, the Bank and its subsidiaries have not signed contracts of this nature.

Operating leases payable are recognized as an expense on a straight-line basis over the lease term, which commences when the lessee controls the physical use of the property.  Lease incentives are treated as a reduction of rental expense and are also recognized over the lease term on a straight-line basis.  Contingent rentals arising under operating leases are recognized as an expense in the period in which they are incurred.

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

Depreciation is recognized in net income on a straight-line basis over the estimated useful lives of each part of an item of property and equipment.

Estimated useful lives for 2015 and 2016 are as follows:

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

2.              Summary of Significant Accounting Principles, continued:

(p)         Collateral repossessed (assets received in lieu of payment):

Assets received in lieu of payment are classified under “Other Assets” and they are recorded at the lower of carrying amount and fair value, less cost to sell.  Assets that are determined better to be sold are immediately transferred to assets held-for-sale at their fair value at the repossession date in line with the Bank’s policy.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

2.              Summary of Significant Accounting Principles, continued:

(t)            Transactions in foreign currency, continued:

Assets and liabilities in foreign currencies are shown at their equivalent value in Chilean pesos, calculated using the following exchange rates as of December 31, 2015 and 2016: Ch$708.24 and Ch$670.40 to US$1, Ch$5.87 and Ch$5.74 per JPY1, Ch$772.83 and Ch$707.61 per EUR1.

The gain of MCh$12,405 (MCh$57,318 in 2015) for net foreign exchange income shown in the Consolidated Statement of Comprehensive Income includes recognition of the effects of exchange rates variations on assets and liabilities in foreign currency or indexed to exchange rates, and the result of foreign exchange transactions conducted by the Bank and its subsidiaries.

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

(w)       Financial assets held-to-maturity and available-for-sale:

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

Financial assets available-for-sale are subsequently measured at their fair value based on market prices or valuation models.  Unrealized gains or losses as a result of fair value adjustments are recorded in other comprehensive income within equity.  When these investments are sold, the cumulative fair value adjustments existing within equity will be recorded directly in income under “Net financial operating income”.

Financial assets held-to-maturity are recorded at their cost plus accrued interest and indexations, less impairment provisions made when the carrying amount exceeds the estimated recoverable amount.

Interest and indexations of financial assets held-to-maturity and available-for-sale are included in the line item “Interest revenue”. The dividends earned while holding available—for—sale financial investments are recognized in the income statement as “Interest revenue” once the right to receive the payment has been established.

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

As of December 31, 2015 and 2016, the Bank does not hold held-to-maturity instruments.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

2.              Summary of Significant Accounting Principles, continued:

(ab) Provision for minimum dividends:

The Bank records within liabilities the portion of net income for the year that should be distributed to comply with the Chilean Corporations Law. For these purposes, the Bank establishes a provision in a complementary equity account within retained earnings.

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

Obligations for this defined benefit plan are valued according to the projected unit credit actuarial valuation method, using inputs such as staff turnover rates, expected growth in wages and the probability that this benefit will be used, discounted at current long-term rates (4.60% as of December 31, 2015 and  4.29% as of December 31, 2016).  The discount rate used corresponds to the return on bonds of the Central Bank with a maturity period of 10 years.

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

Diluted earnings per share is determined in a similar manner as basic earnings per share, but the average weighted number of shares in circulation is adjusted to account for the dilutive effect of stock options, warrants and convertible debt.  As of December 31, 2015 and 2016, the Bank does not have any instruments or contracts that could cause dilutions.  Therefore, no adjustments have been made.

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

An impairment loss for financial assets (different to loans to customers) recorded at amortized cost is calculated as the difference between the asset’s carrying amount and the present value of the estimated future cash flows, discounted using the original effective interest rate.

An impairment loss for available-for-sale financial assets is calculated using its fair value, considering fair value changes already recognized in other comprehensive income.

In the case of equity investments classified as available-for-sale financial assets, objective evidence includes a significant or prolonged decline in the fair value of the investment below cost.  In the case of debt securities classified as available-for-sale and held-to-maturity financial assets, the Bank assesses whether there exists objective evidence for impairment based on the same criteria as for loans.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

3.              New and amended standards and interpretations:

The accounting policies adopted are consistent with those of the previous financial year. Amendments that resulted from improvements to IFRS to the following standards did not have any impact on the accounting policies, financial position or performance of the Bank:

IFRS 11 — Joint Arrangements. Amendments to clarify the accounting for the acquisition of an interest in a joint operation when the activity constitutes a business.

IAS 16 — Property, plant and equipment and IAS 38 — Intangible assets. Amendments to clarify acceptable methods of depreciation and amortization.

IAS 27 — Consolidated and Separated Financial Statements. Equity method in separate financial statements.

IAS 28 — Investments in Associates and Join Venture and IFRS 10 - Consolidated Financial Statements. Sale or contribution of assets between an Investor and its Associate or Join Venture.

IFRS 5 Non-current assets held-for-sale and discontinued operations. Adds specific guidance in IFRS 5 for cases in which an entity reclassifies an asset from held-for-sale to held-for-distribution or vice versa and cases in which held-for-distribution accounting is discontinued.

IFRS 7 Financial Instruments: Disclosures. Introduces additional guidance to clarify whether a servicing contract is continuing involvement in a transferred asset for the purpose of determining the disclosures required.

IAS 19 Employee Benefits. Discount rate: topic of the regional market. Clarifies that the high quality corporate bonds used in estimating the discount rate for post-employment benefits should be denominated in the same currency as the benefits to be paid.

IAS 34 Interim Financial Reporting.  Clarifies the meaning of ‘elsewhere in the interim report’ and requires a cross-reference.

IFRS 10 Consolidated Financial Statements, IFRS 12 Disclosure of Interest in Other Entities and IAS 28 Investments in Associates and Join Venture.  Investment Entities: Applying the consolidation exception.

IAS 1 Presentation of Financial Statements. Disclosure Initiative.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

4.              Changes in Accounting policies and Disclosures:

During the period ended December 31, 2016, there have been no accounting changes that may significantly affect these consolidated financial statements.

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

•                  Banchile Corredores de Bolsa S.A.

•                  Banchile Securitizadora S.A.

•                  Socofin S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

5.              Segment Reporting, continued:

The financial information used to measure the performance of the Bank’s business segments is not necessarily comparable with similar information from other financial institutions because it is based on internal reporting policies.  The accounting policies used to prepare the Bank’s operating segment information are similar to those described in Note 2, “Summary of Significant Accounting Principles”. The Bank obtains the majority of its income from:  interest, revaluations and fees, discounted the credit cost and expenses. Management is mainly focused on these concepts in its evaluation of segment performance and decision-making regarding goals and allocation of resources for each unit individually.  Although the results of the segments reconcile with those of the Bank at total level, this is not necessarily the case for all concepts on an individual basis, since the management is measured and controlled in individual form and additionally applies the following criteria:

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

The Bank did not enter into transactions with any particular customer or third party that collectively generated more than 10% of the Bank’s total income in 2015 and 2016.

Taxes are managed at the consolidated level and are not allocated to business segments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

5.              Segment Reporting, continued:

	As of December 31, 2014
	Retail	Wholesale	Treasury	Subsidiaries (*)	Subtotal	Reclassifications and adjustments to conform IFRS		Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	Note	MCh$
Net interest income	837,053	379,456	35,005	(8,970)	1,242,544	14,272		1,256,816
Net fees and commissions income	139,054	40,316	(1,825)	101,233	278,778	(6,590)		272,188
Other operating income	30,617	60,279	13,871	29,516	134,283	(1,643)		132,640
Total operating revenue	1,006,724	480,051	47,051	121,779	1,655,605	6,039	(1)	1,661,644
Provisions for loan losses	(232,802)	(51,348)	—	157	(283,993)	22,427	(2)	(261,566)
Depreciation and amortization	(22,531)	(5,324)	(296)	(2,350)	(30,501)	(2,286)	(3)	(32,787)
Other operating expenses	(468,819)	(134,211)	(4,364)	(85,969)	(693,363)	(1,210)	(4)	(694,573)
Income attributable to associates	1,868	584	50	359	2,861	(375)		2,486
Income before income taxes	284,440	289,752	42,441	33,976	650,609	24,595		675,204
Income taxes					(59,527)	(20,158)	(5)	(79,685)
Income after income taxes					591,082	4,437		595,519

Assets	11,791,151	10,307,291	4,981,302	535,979	27,615,723	(128,287)		27,487,436
Current and deferred taxes					167,840	(73,600)		94,240
Total assets					27,783,563	(201,887)	(6)	27,581,676

Liabilities	8,417,228	9,664,423	6,754,592	393,135	25,229,378	(577,707)		24,651,671
Current and deferred taxes					19,030	—		19,030
Total liabilities					25,248,408	(577,707)	(7)	24,670,701

(*) On December 30, 2016, the dissolution and merger of the subsidiary Promarket S.A. was announced. As such, and for the purpose of an adequate comparison in this disclosure, the amounts for the retail segment for the year 2014 have been restated.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

5.              Segment Reporting, continued:

Reclassifications and adjustments to conform IFRS

(1)         The total effect due to the elimination adjustments to conform the total operating revenue is MCh$(9,203).  The total effect of IFRS adjustments is MCh$15,242, which mainly stems from the reclassification of interest on repurchase agreements and suspended interest recognition.

(2)         The total effect relates to IFRS adjustments of MCh$22,427, which mainly stems from differing allowances for loan losses.

(3)         The total effect relates to IFRS adjustments of MCh$(2,286), which stems from the amortization of intangibles and depreciation of property and equipment acquired through business combinations.

(4)         The total effect due to the elimination adjustments to conform other operating expenses is MCh$9,203.  The total effect of IFRS adjustments is MCh$(10,413), which represents reversal of write-offs of assets received in lieu of payments.

(5)         The total effect relates to IFRS adjustments of MCh$(20,158), which stems from deferred taxes.

(6)         The total effect due to the elimination adjustments to conform the consolidated financial position data in assets is MCh$(176,232). The total effect of IFRS adjustments in assets is MCh$(25,655), which mainly stems from deviating allowances for loan losses, the acquisition of Citibank Chile and deferred taxes effects.

(7)         The total effect due to the elimination adjustments to conform the consolidated financial position data in liabilities is MCh$(176,232). The total effect of IFRS adjustments in liabilities is MCh$(401,475), which mainly stems from providing for minimum dividends and differing allowances for loan losses.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

5.              Segment Reporting, continued:

	As of December 31, 2015
	Retail	Wholesale	Treasury	Subsidiaries (*)	Subtotal	Reclassifications and adjustments to conform IFRS		Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	Note	MCh$
Net interest income	840,451	355,783	27,942	(6,555)	1,217,621	10,667		1,228,288
Net fees and commissions income	156,936	43,853	(2,163)	116,145	314,771	(8,792)		305,979
Other operating income	25,199	64,861	10,355	24,805	125,220	1,996		127,216
Total operating revenue	1,022,586	464,497	36,134	134,395	1,657,612	3,871	(1)	1,661,483
Provisions for loan losses	(229,669)	(73,510)	—	117	(303,062)	56,840	(2)	(246,222)
Depreciation and amortization	(21,310)	(5,364)	(267)	(2,596)	(29,537)	(2,285)	(3)	(31,822)
Other operating expenses	(471,529)	(138,638)	(4,770)	(93,021)	(707,958)	13,502	(4)	(694,456)
Income attributable to associates	2,521	716	34	401	3,672	(429)		3,243
Income before income taxes	302,599	247,701	31,131	39,296	620,727	71,499		692,226
Income taxes					(61,730)	(20,591)	(5)	(82,321)
Income after income taxes					558,997	50,908		609,905

Assets	14,350,327	11,926,049	4,383,945	520,385	31,180,706	(252,302)		30,928,404
Current and deferred taxes					223,019	(93,827)		129,192
Total assets					31,403,725	(346,129)	(6)	31,057,596

Liabilities	9,726,286	9,934,304	8,605,278	373,056	28,638,924	(781,367)		27,857,557
Current and deferred taxes					24,714	—		24,714
Total liabilities					28,663,638	(781,367)	(7)	27,882,271

(*) On December 30, 2016, the dissolution and merger of the subsidiary Promarket S.A. was announced. As such, and for the purpose of adequate comparison in this disclosure, the amounts for the retail segment for the year 2015 have been restated.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

5.              Segment Reporting, continued:

Reclassifications and adjustments to conform IFRS

(1)         The total effect due to the elimination adjustments to conform the total operating revenue is MCh$(11,257).  The total effect of IFRS adjustments is MCh$15,128 which mainly stems from the reclassification of interest on repurchase agreements and suspended interest recognition.

(2)         The total effect relates to IFRS adjustments of MCh$56,840, which mainly stems from differing allowances for loan losses.

(3)         The total effect relates to IFRS adjustments of MCh$(2,285), which stems from the amortization of intangibles and depreciation of property and equipment acquired through business combinations.

(4)         The total effect due to the elimination adjustments to conform other operating expenses is MCh$11,257.  The total effect of IFRS adjustments is MCh$2,245, which represents reversal of write-offs of assets received in lieu of payments.

(5)         The total effect relates to IFRS adjustments of MCh$(20,591), which stems from deferred taxes.

(6)         The total effect due to the elimination adjustments to conform the consolidated financial position data in assets is MCh$(147,013).  The total effect of IFRS adjustments in assets is MCh$(199,116), which mainly stems from deviating allowances for loan losses, the acquisition of Citibank Chile and deferred taxes effects.

(7)         The total effect due to the elimination adjustments to conform the consolidated financial position data in liabilities is MCh$(147,013).  The total effect of IFRS adjustments in liabilities is MCh$(634,354), which mainly stems from providing for minimum dividends and differing allowances for loan losses.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

5.              Segment Reporting, continued:

	As of December 31, 2016
	Retail	Wholesale	Treasury	Subsidiaries	Subtotal	Reclassifications and adjustments to conform IFRS		Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	Note	MCh$
Net interest income	873,531	339,980	11,194	(4,337)	1,220,368	6,365		1,226,733
Net fees and commissions income	170,541	42,227	(2,510)	121,383	331,641	(10,370)		321,271
Other operating income	92,434	43,014	35,763	23,923	195,134	(25,579)		169,555
Total operating revenue	1,136,506	425,221	44,447	140,969	1,747,143	(29,584)	(1)	1,717,559
Provisions for loan losses	(301,491)	(8,243)	—	(1)	(309,735)	50,472	(2)	(259,263)
Depreciation and amortization	(24,384)	(5,688)	(241)	(2,976)	(33,289)	(2,286)	(3)	(35,575)
Other operating expenses	(507,409)	(149,780)	(5,307)	(104,847)	(767,343)	15,871	(4)	(751,472)
Income attributable to associates	3,073	921	77	442	4,513	(499)		4,014
Income before income taxes	306,295	262,431	38,976	33,587	641,289	33,974		675,263
Income taxes					(89,040)	(11,172)	(5)	(100,212)
Income after income taxes					552,249	22,802		575,051

Assets	15,427,024	11,358,447	4,061,181	535,727	31,382,379	(208,655)		31,173,724
Current and deferred taxes					288,370	(104,790)		183,580
Total assets					31,670,749	(313,445)	(6)	31,357,304

Liabilities	10,249,668	10,268,861	7,874,356	390,453	28,783,338	(733,708)		28,049,630
Current and deferred taxes					—	—		—
Total liabilities					28,783,338	(733,708)	(7)	28,049,630

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

5.              Segment Reporting, continued:

Reclassifications and adjustments to conform IFRS

(1)         The total effect due to the elimination adjustments to conform the total operating revenue is MCh$(12,349).  The total effect of IFRS adjustments is MCh$(17,235) which mainly stems from the reclassification of interest on repurchase agreements and suspended interest recognition.

(2)         The total effect relates to IFRS adjustments of MCh$50,472, which mainly stems from differing allowances for loan losses.

(3)         The total effect relates to IFRS adjustments of MCh$(2,286), which stems from the amortization of intangibles and depreciation of property and equipment acquired through business combinations.

(4)         The total effect due to the elimination adjustments to conform other operating expenses is MCh$12,349. The total effect of IFRS adjustments is MCh$3,522, which represents reversal of write-offs of assets received in lieu of payments.

(5)         The total effect relates to IFRS adjustments of MCh$(11,172), which stems from deferred taxes.

(6)         The total effect due to the elimination adjustments to conform the consolidated financial position data in assets is MCh$(137,201). The total effect of IFRS adjustments in assets is MCh$(176,244), which mainly stems from deviating allowances for loan losses, the acquisition of Citibank Chile and deferred taxes effects.

(7)         The total effect due to the elimination adjustments to conform the consolidated financial position data in liabilities is MCh$(137,201). The total effect of IFRS adjustments in liabilities is MCh$(596,507), which mainly stems from providing for minimum dividends and differing allowances for loan losses.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

6.              Cash and Cash Equivalents:

(a)         Details of cash and cash equivalents and its reconciliation to the statement of cash flows at each period are as follows:

	2015	2016
	MCh$	MCh$
Cash and due from banks:
Cash (*)	672,253	665,464
Current account with the Central Bank (*)	111,330	118,501
Deposits in other domestic banks	9,676	8,433
Deposits abroad	567,963	615,769
Subtotal - Cash and due from banks	1,361,222	1,408,167

Transactions in the course of collection	284,204	181,270
Highly liquid financial instruments (shown in other assets)	23,080	25,823
Repurchase agreements	41,371	39,950
Total cash and cash equivalents	1,709,877	1,655,210

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

(b)         Transactions in the course of collection:

Transactions in the course of collection are transactions for which the only remaining step is settlement, which will increase or decrease the funds in the Central Bank or in foreign banks, normally occurring within 24 to 48 business hours and are detailed as follows:

	2015	2016
	MCh$	MCh$
Assets
Documents drawn on other banks (clearing)	293,908	191,105
Funds receivable	25,771	15,867
Subtotal transactions in the course of collection	319,679	206,972

Liabilities
Funds payable	(35,475)	(25,702)
Subtotal transactions in the course of payment	(35,475)	(25,702)
Total transactions in the course of collection	284,204	181,270

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

7.              Financial Assets Held-for-Trading:

The details of financial instruments classified as held-for-trading are as follows:

	2015	2016
	MCh$	MCh$
Instruments issued by the Chilean Government and Central Bank:
Central Bank bonds	46,068	30,546
Central Bank promissory notes	103,832	393,019
Other instruments issued by the Chilean Government and Central Bank	100,016	58,781

Other instruments issued in Chile
Mortgage bonds from domestic banks	—	—
Bonds from domestic banks	21	21
Deposits in domestic banks	583,217	896,534
Bonds issued by Chilean companies	—	—
Other instruments issued in Chile	10,420	672

Instruments issued by foreign institutions
Other instruments issued abroad	—	385
Total	843,574	1,379,958

In “Instruments issued by the Chilean Government and Central Bank of Chile” are classified instruments sold under agreements to repurchase to customers and financial instruments, by an amount of MCh$21,789 as of December 31, 2016 (MCh$9,244 in 2015). Repurchase agreements had a four day average expiration period in 2016 (six day in 2015). Moreover, under this same item, other financial instruments are maintained as collateral guaranteeing the derivative transactions executed through Comder Contraparte Central S.A. for an amount of Ch$9,945 million as of December 31, 2016.

“Other instruments issued in Chile” include instruments sold under repurchase agreements with customers and financial instruments amounting to MCh$159,803 as of December 31, 2016 (MCh$149,333 in 2015). Agreements to repurchase have an average expiration of 10 days as of period-end (10 days in December 2015).

Additionally, the Bank holds financial investments in mortgage finance bonds issued by itself in the amount of MCh$19,649 as of December 31, 2016 (MCh$25,303 in 2015), which are presented as a reduction of the liability line item “Debt issued”.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

8.              Cash collateral on securities and reverse repurchase agreements:

(a)         The Bank provides financing to its customers through “Receivables from Repurchase Agreements and Security Borrowing”, in which the financial instrument serves as collateral. As of December 31, 2015 and 2016, the Bank has the following receivables resulting from such transactions:

	Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total
	2015	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015	2016
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Instruments issued by the Chilean Government and Central Bank
Central Bank bonds	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Central Bank promissory notes	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments issued by the Chilean Government and Central Bank	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other Instruments Issued in Chile
Deposit promissory notes from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Mortgage bonds from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Bonds from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Deposits in domestic banks	3,461	—	—	—	—	—	—	—	—	—	—	—	3,461	—
Bonds from other Chilean companies	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments issued in Chile	32,448	30,963	8,704	21,967	1,551	2,773	—	—	—	—	—	—	42,703	55,703
Total	35,909	30,963	8,704	21,967	1,551	2,773	—	—	—	—	—	—	46,164	55,703

As part of reverse repurchase and securities borrowing agreements the Bank has received securities that it is allowed to sell or repledge in the absence of default by the owner.  As of December 31, 2016 the Bank held securities with a fair value of Ch$54,499 million (Ch$46,324 million in 2015) on such terms.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

8.              Cash collateral on securities and reverse repurchase agreements, continued:

(b)         The Bank obtains financing by selling financial instruments and committing to repurchase them at future dates, plus interest at a prefixed rate.  As of December 31, 2015 and 2016, the Bank has the following payables resulting from such transactions:

	Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total
	2015	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015	2016
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Instruments issued by the Chilean Government and Central Bank of Chile
Central Bank bonds	3,052	10,568	—	—	—	—	—	—	—	—	—	—	3,052	10,568
Central Bank promissory notes	7,301	16,165	—	—	—	—	—	—	—	—	—	—	7,301	16,165
Other instruments issued by the Chilean Government and Central Bank	1,942	—	—	—	—	—	—	—	—	—	—	—	1,942	—
Other Instruments Issued in Chile
Deposit promissory notes from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Mortgage bonds from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Bonds from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Deposits in domestic banks	158,156	174,078	13,680	16,006	—	—	—	—	—	—	—	—	171,836	190,084
Bonds from other Chilean companies	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments issued in Chile	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Total	170,451	200,811	13,680	16,006	—	—	—	—	—	—	—	—	184,131	216,817

The carrying amount of securities lent and of “Payables from Repurchase Agreements and Security Lending” as of December 31, 2016 is Ch$223,721 million (Ch$184,919 million in 2015).  The counterparty is allowed to sell or repledge those securities in the absence of default by the Bank.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

9.              Derivative Instruments and Accounting Hedges:

(a)         As of December 31, 2015 and 2016, the Bank’s portfolio of derivative instruments is detailed as follows:

	As of December 31, 2015
	Notional amount	Fair value
	contract	Asset	Liability
	MCh$	MCh$	MCh$
Derivatives held for hedging of fair value
Cross currency swap	19,222	—	4,189
Interest rate swap	174,054	279	10,360
Total derivatives held for hedging purposes	193,276	279	14,549
Derivatives held as cash flow hedges
Interest rate swap and cross currency swap	1,372,113	203,892	3,666
Total Derivatives held as cash flow hedges	1,372,113	203,892	3,666

Derivatives held-for-trading purposes
Currency forward	19,682,083	180,616	204,354
Cross currency swap	9,766,167	566,412	696,575
Interest rate swap	33,416,623	173,365	155,994
Call currency options	172,328	1,878	3,658
Put currency options	133,154	680	546
Others	—	—	—
Total derivatives held-for-trading purposes	63,170,355	922,951	1,061,127
Total	64,735,744	1,127,122	1,079,342

	As of December 31, 2016
	Notional amount	Fair value
	contract	Asset	Liability
	MCh$	MCh$	MCh$
Derivatives held for hedging of fair value
Cross currency swap	16,721	—	4,304
Interest rate swap	122,081	218	5,989
Total derivatives held for hedging purposes	138,802	218	10,293
Derivatives held as cash flow hedges
Interest rate swap and cross currency swap	1,198,001	63,482	45,722
Total Derivatives held as cash flow hedges	1,198,001	63,482	45,722

Derivatives held-for-trading purposes
Currency forward	22,921,733	163,716	136,101
Cross currency swap	9,142,390	455,784	525,160
Interest rate swap	34,896,973	253,307	246,415
Call currency options	174,060	1,558	1,960
Put currency options	122,709	1,584	858
Others	—	—	—
Total derivatives held-for-trading purposes	67,257,865	875,949	910,494
Total	68,594,668	939,649	966,509

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

Below is a detail of the hedged elements and hedge instruments under fair value hedges as of December 31, 2015 and 2016:

	As of December 31,
	2015	2016
	MCh$	MCh$
Notional Amounts
Hedged element
Commercial loans	19,222	16,721
Corporate bonds	174,054	122,081

Hedge instrument
Cross currency swap	19,222	16,721
Interest rate swap	174,054	122,081

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

9.              Derivative Instruments and Accounting Hedges, continued:

(c)          Cash flow Hedges:

(c.1) The Bank uses cross currency swaps to hedge the risk from variability of cash flows attributable to changes in the interest rates of bonds and foreign exchange of bonds issued abroad in; US dollars, Hong Kong dollars, Peruvian nuevo sol, Swiss franc, Japanese yen and Euros. The cash flows of the cross currency swaps equal the cash flows of the hedged items, which modify uncertain cash flows to known cash flows derived from a fixed interest rate.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

9.              Derivative Instruments and Accounting Hedges, continued:

(c)          Cash flow Hedges, continued:

	2016
	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 12 months	Over 1 year and up to 3 years	Over 3 years and up to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Hedge item
Outflows:
Corporate Bond EUR	—	—	(552)	(1,105)	(1,105)	(35,467)	(38,229)
Corporate Bond HKD	—	—	(12,144)	(76,922)	(21,084)	(338,517)	(448,667)
Corporate Bond PEN	—	—	(15,614)	—	—	—	(15,614)
Corporate Bond CHF	—	(1,031)	(87,308)	(370,926)	(495)	(99,748)	(559,508)
Obligation USD	(531)	—	(115,113)	(101,478)	—	—	(217,122)
Corporate Bond JPY	—	(306)	(623)	(46,415)	(29,418)	(28,866)	(105,628)

Hedge instruments
Inflows:
Cross Currency Swap EUR	—	—	552	1,105	1,105	35,467	38,229
Cross Currency Swap HKD	—	—	12,144	76,922	21,084	338,517	448,667
Cross Currency Swap PEN	—	—	15,614	—	—	—	15,614
Cross Currency Swap CHF	—	1,031	87,308	370,926	495	99,748	559,508
Cross Currency Swap USD	531	—	115,113	101,478	—	—	217,122
Cross Currency Swap JPY	—	306	623	46,415	29,418	28,866	105,628
Net cash flow	—	—	—	—	—	—	—

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

9.              Derivative Instruments and Accounting Hedges, continued:

(c)          Cash flow Hedges, continued:

	2016
	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 12 months	Over 1 year and up to 3 years	Over 3 years and up to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Hedge item
Inflows:
Cash flow in CLF	1,155	2,304	232,833	592,204	54,094	470,207	1,352,797

Hedge instruments
Outflows:
Cross Currency Swap HKD	—	—	(9,253)	(66,278)	(16,091)	(288,322)	(379,944)
Cross Currency Swap PEN	—	—	(16,588)	—	—	—	(16,588)
Cross Currency Swap JPY	—	(1,043)	(1,867)	(52,107)	(32,878)	(30,761)	(118,656)
Cross Currency Swap USD	—	—	(114,210)	(108,690)	—	—	(222,900)
Cross Currency Swap CHF	(1,155)	(1,261)	(89,876)	(363,045)	(3,560)	(109,592)	(568,489)
Cross Currency Swap EUR	—	—	(1,039)	(2,084)	(1,565)	(41,532)	(46,220)
Net cash flow	—	—	—	—	—	—	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

9.              Derivative Instruments and Accounting Hedges, continued:

(c)          Cash flow Hedges, continued:

With respect to CLF assets hedged, these are revalued monthly according to the variation of the UF, which is equivalent to monthly reinvestment of the assets until maturity of the relationship hedging.

(c.3) The accumulated amount of unrealized gain was a charge to equity for an amount of Ch$50,481 million (a credit to equity for Ch$9,971 million in 2015 and a credit to equity for Ch$29,756 million in 2014) generated from hedging instruments, which has been recorded in equity. The net effect of tax was a charge to equity for Ch$38,366 million in 2016 (a credit to equity for Ch$7,728 million in 2015 and a credit to equity for Ch$23,507 million in 2014)

The accumulated balance for this concept net of deferred tax as of December 31, 2016 corresponds to a debit of equity amounted Ch$20,552 million (a credit to equity for Ch$17,814 million in 2015 and a credit to equity for Ch$10,086 million in 2014)

(c.4) The net effect in income of derivatives cash flow hedges was a debit of Ch$135,929 million in 2016 (a credit to income for Ch$148,555 million in 2015 and a charge to income for Ch$9,659 million in 2014).

(c.5) As of December 31, 2016 and 2015, it not exist inefficiency in cash flow hedge, because both, hedge item and hedge instruments are mirror one of other, it means that all variation of value attributable to rate and revaluation components are netted almost totally.

(c.6) As of December 31, 2016 and 2015, the Bank has no hedges of net investments in foreign businesses.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

10.       Loans and Advance to Banks, net:

(a)         As of December 31, 2015 and 2016, these amounts are detailed as follows:

	2015	2016
	MCh$	MCh$
Domestic Banks
Interbank loans	45,258	208,403
Other credits with domestic banks	—	—
Provisions for loans to domestic banks	(36)	(49)
Subtotal	45,222	208,354

Foreign Banks
Loans to foreign banks	211,573	129,904
Credits with third countries	91,278	77,049
Chilean export trade banks	47,355	57,749
Provisions for loans to foreign banks	(317)	(210)
Subtotal	349,889	264,492

Central Bank of Chile
Unavailable Central Bank deposits	1,000,000	700,000
Other Central Bank credits	433	341
Subtotal	1,000,433	700,341
Total	1,395,544	1,173,187

(b)         Provisions for loans to banks are detailed below:

	Bank’s Location
	Chile	Abroad	Total
Detail	MCh$	MCh$	MCh$
Balance as of January 1, 2015	61	755	816
Charge-offs	—	—	—
Provisions released, net	(25)	(438)	(463)
Balance as of December 31, 2015	36	317	353
Charge-offs	—	—	—
Provisions established (released), net	13	(107)	(94)
Balance as of December 31, 2016	49	210	259

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

11.       Loans to Customers, net:

(a)         Loans to Customers:

As of December 31, 2014, 2015 and 2016, the composition of our portfolio of loans is the following:

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

11.       Loans to Customers, net, continued:

(a)         Loans to Customers, continued:

	As of December 31, 2016
	Assets before Allowances				Allowances established
	Normal Portfolio	Substandard Portfolio	Non-Complying Portfolio	Total	Individual Provision	Group Provision	Total Provision	Net assets
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans
Commercial loans	10,603,307	132,308	304,212	11,039,827	(91,186)	(82,218)	(173,404)	10,866,423
Foreign trade loans	1,167,598	47,317	54,107	1,269,022	(61,388)	(3,410)	(64,798)	1,204,224
Current account debtors	209,031	2,499	2,319	213,849	(1,632)	(4,467)	(6,099)	207,750
Factoring transactions	507,807	1,724	810	510,341	(4,322)	(1,953)	(6,275)	504,066
Student loans	41,738	—	949	42,687	—	(1,278)	(1,278)	41,409
Commercial lease transactions (1)	1,312,740	12,549	25,823	1,351,112	(5,449)	(10,574)	(16,023)	1,335,089
Other loans and accounts receivable	66,050	418	5,729	72,197	(685)	(3,712)	(4,397)	67,800
Subtotal	13,908,271	196,815	393,949	14,499,035	(164,662)	(107,612)	(272,274)	14,226,761
Mortgage loans
Mortgage bonds (2)	37,355	—	3,150	40,505	—	(45)	(45)	40,460
Transferable mortgage loans	66,385	—	2,173	68,558	—	(95)	(95)	68,463
Other residential real estate mortgage loans	6,673,029	—	134,715	6,807,744	—	(32,432)	(32,432)	6,775,312
Credits from ANAP	13	—	—	13	—	—	—	13
Other loans and accounts receivable	7,832	—	114	7,946	—	(175)	(175)	7,771
Subtotal	6,784,614	—	140,152	6,924,766	—	(32,747)	(32,747)	6,892,019
Consumer loans
Consumer loans in installments	2,266,117	—	222,843	2,488,960	—	(200,979)	(200,979)	2,287,981
Current account debtors	326,012	—	3,208	329,220	—	(6,139)	(6,139)	323,081
Credit card debtors	1,131,412	—	24,264	1,155,676	—	(42,232)	(42,232)	1,113,444
Other loans and accounts receivable	9	—	758	767	—	(398)	(398)	369
Subtotal	3,723,550	—	251,073	3,974,623	—	(249,748)	(249,748)	3,724,875
Total	24,416,435	196,815	785,174	25,398,424	(164,662)	(390,107)	(554,769)	24,843,655

(1)         In this item, the Bank finances its customers purchases of assets, including real estate and other personal property, through finance lease agreements.  As of December 31, 2016 MCh$631,500 corresponds to finance leases for real estate and MCh$719,612 corresponds to finance leases for other assets.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

11.       Loans to Customers, net, continued:

(b)         Allowances for loan losses:

Movements in allowances for loan losses during 2014, 2015 and 2016 are as follows:

	Allowances
	Individual	Group	Total
	MCh$	MCh$	MCh$
Balance as of January 1, 2014	136,606	302,692	439,298
Charge-offs:
Commercial loans	(27,573)	(39,151)	(66,724)
Mortgage loans	—	(2,978)	(2,978)
Consumer loans	—	(184,647)	(184,647)
Total charge-offs	(27,573)	(226,776)	(254,349)
Sales of loans	(993)	—	(993)
Allowances established, net	54,027	252,575	306,602
Balance as of December 31, 2014	162,067	328,491	490,558
Charge-offs:
Commercial loans	(13,228)	(44,760)	(57,988)
Mortgage loans	—	(2,553)	(2,553)
Consumer loans	—	(196,015)	(196,015)
Total charge-offs	(13,228)	(243,328)	(256,556)
Sales of loans	(2,690)	—	(2,690)
Loan portfolio acquisition	12,329	—	12,329
Allowances established, net	53,946	252,856	306,802
Balance as of December 31, 2015	212,424	338,019	550,443
Charge-offs:
Commercial loans	(14,913)	(44,930)	(59,843)
Mortgage loans	—	(4,190)	(4,190)
Consumer loans	—	(213,024)	(213,024)
Total charge-offs	(14,913)	(262,144)	(277,057)
Sales of loans	(24,925)	—	(24,925)
Loan portfolio acquisition	—	—	—
Allowances (released) established, net	(7,924)	314,232	306,308
Balance as of December 31, 2016	164,662	390,107	554,769

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

11.       Loans to Customers, net, continued:

(c)          During 2015 and 2016, the Bank and its subsidiaries presented the following allowance for loan losses associated with impaired loans and with non-impaired loans:

	As of December 31,
	2015	2016
	MCh$	MCh$
Individual impaired	152,886	106,456
Group impaired	174,708	192,960
Allowances for impaired loans (*)	327,594	299,416
Provision for not yet identified but incurred impairment	222,849	255,353
Total allowances for loan losses	550,443	554,769

(*) Includes allowances related to individual and group impaired portfolios.  Notes 11(a) and 11(b) include total allowance amounts from impaired and non-impaired portfolios

(d)         Finance Lease Contracts:

The Bank’s scheduled cash flows to be received from finance leasing contracts have the following maturities:

	Total receivable		Unearned income		Net lease receivable (*)
	2015	2016	2015	2016	2015	2016
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Due within one year	460,004	463,296	(54,353)	(54,347)	405,651	408,949
Due after 1 year but within 2 years	333,374	325,230	(39,913)	(40,166)	293,461	285,064
Due after 2 years but within 3 years	218,308	223,796	(27,287)	(26,156)	191,021	197,640
Due after 3 years but within 4 years	152,329	147,047	(19,090)	(18,162)	133,239	128,885
Due after 4 years but within 5 years	106,806	99,992	(13,652)	(12,698)	93,154	87,294
Due after 5 years	281,489	265,660	(30,492)	(28,399)	250,997	237,261
Total	1,552,310	1,525,021	(184,787)	(179,928)	1,367,523	1,345,093

(*) The net balance receivable does not include the total overdue portfolio totaling MCh$7,533 and MCh$ 6,019 as of December 31, 2015 and 2016, respectively. This overdue portfolio only reflects the past due portion without considering the remaining outstanding principal and interest.

The leasing contracts are related to real estate, industrial machinery, vehicles and transport equipment. The leasing contracts have an average life of between 2 and 17 years.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

11.       Loans to Customers, net, continued:

(e)          Loans by industry sector:

The following table details the Bank’s loan portfolio (before allowances for loans losses) as of December 31, 2015 and 2016 by the customer’s industry sector:

	Location
	Chile		Abroad		Total
	2015	2016	2015	2016	2015		2016
	MCh$	MCh$	MCh$	MCh$	MCh$	%	MCh$	%
Commercial loans:
Commerce	2,269,400	2,191,018	80,164	52,456	2,349,564	9.56	2,243,474	8.84
Financial services	2,117,466	2,102,582	13,480	13,621	2,130,946	8.67	2,116,203	8.33
Transportation and telecommunications	1,656,111	1,636,994	12,517	—	1,668,628	6.79	1,636,994	6.44
Services	1,668,022	1,937,428	324	—	1,668,346	6.79	1,937,428	7.63
Manufacturing	1,534,131	1,517,436	92,385	44,301	1,626,516	6.62	1,561,737	6.15
Construction	1,585,940	1,647,862	—	—	1,585,940	6.45	1,647,862	6.49
Agriculture and livestock	1,185,113	1,184,869	—	—	1,185,113	4.82	1,184,869	4.66
Mining	545,375	432,822	—	—	545,375	2.22	432,822	1.70
Electricity, gas and water	473,172	566,438	—	—	473,172	1.93	566,438	2.23
Fishing	351,531	264,042	—	—	351,531	1.43	264,042	1.04
Other	836,034	907,166	—	—	836,034	3.41	907,166	3.57
Subtotal	14,222,295	14,388,657	198,870	110,378	14,421,165	58.69	14,499,035	57.08
Residential mortgage loans	6,404,986	6,924,766	—	—	6,404,986	26.06	6,924,766	27.27
Consumer loans	3,747,275	3,974,623	—	—	3,747,275	15.25	3,974,623	15.65
Total	24,374,556	25,288,046	198,870	110,378	24,573,426	100.00	25,398,424	100.00

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

11.       Loans to Customers, net, continued:

(f)           Purchase of loan portfolio

During 2016, the Bank acquired loan portfolios, whose nominal value amounted to Ch$54,969 million. The most significant transaction was a purchase made from local banks.

During 2015, the Bank acquired loan portfolios, whose nominal value amounted to Ch$649,144 million. The most significant transaction was a purchase made from a local bank.

(g)          Sale or transfer of credits from the loans to customers:

During 2015 and 2016 Banco de Chile has carried out transactions of sale or transfer of the loan portfolio according to the following:

	As of December 31, 2015
	Carrying amount	Allowances released	Sale price	Effect on income (loss) gain
	MCh$	MCh$	MCh$	MCh$

Sale of outstanding loans	89,085	(2,690)	89,085	2,690
Sale of write-off loans (*)	—	—	1,440	1,440
Total	89,085	(2,690)	90,525	4,130

(*)                                The nominal value of the credits amounted to MCh$327,360.

	As of December 31, 2016
	Carrying amount	Allowances released	Sale price	Effect on income (loss) gain
	MCh$	MCh$	MCh$	MCh$

Sale of outstanding loans	130,045	(24,925)	110,050	4,930
Sale of write-off loans	—	—	—	—
Total	130,045	(24,925)	110,050	4,930

(h)         Own assets securitizations:

During 2016 and 2015 the Bank did not execute securitization transactions involving its own assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

12.       Financial Assets Available-for-sale:

As of December 31, 2015 and 2016, investment securities classified as available-for-sale are detailed as follows:

	2015	2016
	MCh$	MCh$
Instruments issued by the Chilean Government and Central Bank:
Bonds issued by the Chilean Government and Central Bank	36,258	20,944
Promissory notes issued by the Chilean Government and Central Bank	—	—
Other instruments	50,250	38,256

Other instruments issued in Chile:
Equity instruments valued at cost	366	54
Equity instruments valued at fair value	6,896	5,258
Mortgage bonds from domestic banks	87,610	108,933
Bonds from domestic banks	83,960	7,973
Deposits from domestic banks	450,976	24,032
Bonds from other Chilean companies	17,766	29,525
Promissory notes issued by other Chilean companies	—	—
Other instruments	191,537	138,322

Instruments issued by foreign institutions:
Other instruments issued abroad	81,644	1,173
Total	1,007,263	374,470

Instruments issued by the Chilean Government and Central Bank include instruments with repurchase agreements sold to clients and financial institutions, totaling MCh$4,975 as of December 31, 2016 (MCh$3,054 in 2015). The repurchase agreements have an average maturity of seven-days as of December 31, 2016 (six-days in December 2015). Additionally, under the same item, other financial instruments are maintained as  collateral guaranteeing the derivative transactions executed through Comder Contraparte Central S.A. for an amount of Ch$2,099 million as of December 31, 2016.

In instruments issued abroad included mainly bank bonds and equity instruments.

As of December 31, 2016, the portfolio of financial assets available-for-sale includes a net unrealized gain of MCh$6,045 (MCh$45,815 in 2015 and MCh$40,929 in 2014), recorded in other comprehensive income within equity.

The equity investments values at cost represent shares of exchange houses and servicing companies that the Bank is obliged to hold in order to benefit from these services. There is no active market for these shares and their fair value cannot be measured reliably.  However, the difference between cost and fair value is not expected to be significant.

During 2015 and 2016, there was no evidence of impairment of financial assets available-for-sale.

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

The gross gains (losses) realized in sale of financial assets available-for-sale, as of December 31, 2015 and 2016, is recorded in the item “Net financial operating income” (Note No. 31).

Gross profits and losses unrealized on the sale of available for sale investments for the periods ended December 31, 2014, 2015 and 2016 are as follows:

	2014	2015	2016
	MCh$	MCh$	MCh$
Net gain (loss) on available for sale before income tax (1)	7,531	7,243	(52,345)
Tax (expense) benefit (2)	(3,045)	(2,357)	12,575
Net of tax amount (3)	4,486	4,886	(39,770)

(1)         As of December 31, 2014, 2015 and 2016, Realized gains reclassified to the income statement line item “Net financial operating income” amounted to MCh$16,486, MCh$8,407 and MCh$64,011, respectively.

(2)         This amount corresponds to the deferred taxes of the unrealized gain or loss and which are included in Note No. 17(e).

(3)         This amount corresponds to the unrealized gain or loss, net of deferred tax and which are included in “Consolidated Statement of Changes in Equity”.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

13.       Investments in Other Companies:

(a)         This item includes investments in other companies for an amount of MCh$25,849 and MCh$30,314 as of December 31, 2015 and 2016, respectively,  detailed as follows:

						Investment
		Ownership Interest		Equity		Book Value		Income (Loss) (****)
		December	December	December	December	December	December	December	December
Company	Shareholder	2015	2016	2015	2016	2015	2016	2015	2016
		%	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Associates
Transbank S.A.(*) (**)	Banco de Chile	26.16	26.16	40,302	49,518	10,542	12,954	1,314	1,363
Soc. Operadora de Tarjetas de Crédito Nexus S.A.	Banco de Chile	25.81	25.81	9,472	10,809	2,444	2,789	449	493
Administrador Financiero del Transantiago S.A.	Banco de Chile	20.00	20.00	12,758	13,907	2,552	2,782	323	230
Redbanc S.A.	Banco de Chile	38.13	38.13	5,419	6,422	2,066	2,449	245	425
Sociedad Imerc OTC S.A.(***)	Banco de Chile	11.48	12.33	9,823	10,991	1,128	1,347	(119)	135
Centro de Compensación Automatizado S.A.	Banco de Chile	33.33	33.33	3,252	3,985	1,084	1,328	211	248
Sociedad Interbancaria de Depósitos de Valores S.A.	Banco de Chile	26.81	26.81	2,656	3,101	712	831	125	175
Soc. Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A.	Banco de Chile	15.00	15.00	4,955	5,472	743	821	136	100
Subtotal				88,637	104,205	21,271	25,301	2,684	3,169

Joint Venture
Servipag Ltda.	Banco de Chile	50.00	50.00	7,778	8,596	3,889	4,298	249	409
Artikos Chile S.A.	Banco de Chile	50.00	50.00	1,378	1,431	689	715	310	441
Subtotal				9,156	10,027	4,578	5,013	559	850

Total				97,793	114,232	25,849	30,314	3,243	4,019

(*)                                 On April 16, 2015 Transbank S.A. made a capital increase of MCh$5,328 through a capitalization of earnings and revaluations amounting to MCh$4,150 and an issuance of shares of MCh$1,178.  Banco de Chile made the subscription and payment of 1,536,047 shares for a total amount of MCh$308 (amount does not include payment of revaluations MCh$6).  The shares participation of Banco de Chile in Transbank S.A. did not change with this operation.

(**)                          During 2016 Transbank S.A. made a capital increase for an amount equivalent to MCh$9,041 which consisted of  the capitalization of retained earnings, the capitalization of a share premium reserve that stemmed from a previous capital increase and the issuance of new shares in the same year. Banco de Chile made the subscription and payment of shares for a total amount of MCh $ 1,046 (amount does not include adjustment of MCh$9). The shareholding of Banco de Chile in Transbank S.A. was not changed by this capital increase.

(***)                   In July 2016, Banco de Chile increased its stake in Company Servicio de Infraestructura de Mercado OTC. S.A. through the acquisition of 82 shares.

(****)            The year 2016 does not include a loss of Ch$5 million recognized by the subsidiary Banchile Asesoría Financiera for its investment held in the subsidiary Promarket S.A., which was dissolved on December 30, 2016.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

13.       Investments in Other Companies, continued:

(b)         The total carrying amount of the Bank’s associates is explained as follows:

	2015
	Centro de Compensación Automatizado S.A.	Soc. Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A.	Soc. Operadora de Tarjetas de Crédito Nexus S.A.	Sociedad Interbancaria de Depósitos de Valores S.A.	Redbanc S.A.	Transbank S.A.	Administrador Financiero del Transantiago S.A.	Sociedad Imerc OTC S.A.	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Associate’s statement of financial position
Current assets	1,273	5,329	11,307	100	5,222	549,891	41,203	6,653	620,978
Non-current assets	3,875	401	12,776	2,614	15,074	51,736	1,315	10,979	98,770
Total Assets	5,148	5,730	24,083	2,714	20,296	601,627	42,518	17,632	719,748

Current liabilities	1,370	775	11,065	58	12,360	561,184	29,325	4,814	620,951
Non-current liabilities	526	—	3,546	—	2,517	141	435	2,987	10,152
Total Liabilities	1,896	775	14,611	58	14,877	561,325	29,760	7,801	631,103
Equity	3,252	4,955	9,472	2,656	5,419	40,302	12,758	9,823	88,637
Minority interest	—	—	—	—	—	—	—	8	8
Total Liabilities and Equity	5,148	5,730	24,083	2,714	20,296	601,627	42,518	17,632	719,748

Associate’s revenue and profit
Revenue	1,804	3,062	44,632	4	32,428	133,442	3,168	2,569	221,109
Operating expenses	(1,017)	(2,322)	(42,630)	(26)	(31,114)	(128,007)	(1,819)	(4,191)	(211,126)
Other income (expenses)	(29)	365	62	585	(472)	826	596	33	1,966
Income (loss) before taxes	758	1,105	2,064	563	842	6,261	1,945	(1,589)	11,949
Income tax	(123)	(216)	(323)	—	(200)	(1,237)	(332)	551	(1,880)
Net income for the year	635	889	1,741	563	642	5,024	1,613	(1,038)	10,069

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

13.       Investments in Other Companies, continued:

(b)         The total carrying amount of the Bank’s associates is explained as follows, continued:

	2016
	Centro de Compensación Automatizado S.A.	Soc. Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A.	Soc. Operadora de Tarjetas de Crédito Nexus S.A.	Sociedad Interbancaria de Depósitos de Valores S.A.	Redbanc S.A.	Transbank S.A.	Administrador Financiero del Transantiago S.A.	Sociedad Imerc OTC S.A.	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Associate’s statement of financial position
Current assets	1,748	5,731	10,915	71	4,642	647,384	51,803	21,722	744,016
Non-current assets	3,760	368	19,123	3,133	15,285	63,091	819	7,536	113,115
Total Assets	5,508	6,099	30,038	3,204	19,927	710,475	52,622	29,258	857,131

Current liabilities	1,146	627	15,141	103	7,884	660,720	37,912	15,192	738,725
Non-current liabilities	377	—	4,088	—	5,621	237	803	3,066	14,192
Total Liabilities	1,523	627	19,229	103	13,505	660,957	38,715	18,258	752,917
Equity	3,985	5,472	10,809	3,101	6,422	49,518	13,907	10,991	104,205
Minority interest	—	—	—	—	—	—	—	9	9
Total Liabilities and Equity	5,508	6,099	30,038	3,204	19,927	710,475	52,622	29,258	857,131

Associate’s revenue and profit
Revenue	2,138	3,142	48,150	2	33,603	156,207	3,292	6,260	252,794
Operating expenses	(1,165)	(2,497)	(45,658)	(30)	(31,686)	(150,785)	(2,142)	(4,953)	(238,916)
Other income (expenses)	(28)	168	(121)	694	(446)	1,047	624	12	1,950
Income (loss) before taxes	945	813	2,371	666	1,471	6,469	1,774	1,319	15,828
Income tax	(201)	(156)	(460)	—	(356)	(1,260)	(624)	(225)	(3,282)
Net income for the year	744	657	1,911	666	1,115	5,209	1,150	1,094	12,546

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

13.          Investments in Other Companies, continued:

(c)          Joint Ventures:

The Bank has a 50% interest in Servipag Ltda. and a 50% interest in Artikos S.A., two jointly controlled entities.  The Bank’s interest in both entities is accounted for using the equity method in the consolidated financial statements.

Below it presents summarized financial information of entities controlled jointly:

	Artikos S.A.		Servipag Ltda.
	2015	2016	2015	2016
	MCh$	MCh$	MCh$	MCh$
Current assets	1,224	1,150	50,449	49,477
Non-current assets	755	1,028	17,194	17,350
Total Assets	1,979	2,178	67,643	66,827

Current liabilities	601	747	55,129	53,545
Non-current liabilities	—	—	4,736	4,686
Total Liabilities	601	747	59,865	58,231

Equity	1,378	1,431	7,778	8,596
Total Liabilities and Equity	1,979	2,178	67,643	66,827

Revenue	3,147	2,751	38,879	39,587
Operating expenses	(735)	(2,072)	(37,632)	(38,124)
Other income (expenses)	(1,929)	23	(797)	(542)
Profit before tax	483	702	450	921
Income tax	137	180	47	(103)
Profit for the year	620	882	497	818

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

13.       Investments in Other Companies, continued:

(d)         The reconciliation between opening and ending balance of investments in other companies that are not consolidated in 2014, 2015 and 2016 is detailed as follows:

	2014	2015	2016
	MCh$	MCh$	MCh$
Balance as of January 1,	14,407	23,043	25,849
Capital increase	6,608	314	1,129
Participation in net income	2,486	3,243	4,019
Dividends received	(195)	(663)	(667)
Other	(263)	(88)	(16)
Balance as of December 31,	23,043	25,849	30,314

(e)          As of December 31, 2015 and 2016, no impairment has been incurred in these investments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

14.       Intangible Assets:

(a)         Changes in intangible assets during the 2014, 2015 and 2016 periods are as follows:

	Goodwill (1)	Intangible assets arising from business combinations (2)	Software or computer programs	Total
	MCh$	MCh$	MCh$	MCh$
Gross Balance
Balance as of January 1, 2014	16,714	56,249	105,010	177,973
Acquisitions	—	—	5,382	5,382
Disposals	—	—	(504)	(504)
Impairment loss (*)	—	—	(120)	(120)
Reclassifications	—	—	(20)	(20)
Balance as of December 31, 2014	16,714	56,249	109,748	182,711
Acquisitions	—	—	8,519	8,519
Disposals	—	—	(685)	(685)
Impairment loss (*)	—	—	(59)	(59)
Balance as of December 31, 2015	16,714	56,249	117,523	190,486
Acquisitions	—	—	11,248	11,248
Disposals	—	—	(1,757)	(1,757)
Impairment loss (*)	—	—	—	—
Balance as of December 31, 2016	16,714	56,249	127,014	199,977

Accumulated Amortization and Impairment
Balance as of January 1, 2014	—	(30,411)	(75,339)	(105,750)
Amortization for the year	—	(2,286)	(8,352)	(10,638)
Disposals	—	—	498	498
Reclassifications	—	—	38	38
Balance as of December 31, 2014	—	(32,697)	(83,155)	(115,852)
Amortization for the year	—	(2,285)	(8,331)	(10,616)
Disposals	—	—	682	682
Balance as of December 31, 2015	—	(34,982)	(90,804)	(125,786)
Amortization for the year	—	(2,286)	(8,595)	(10,881)
Disposals	—	—	1,726	1,726
Balance as of December 31, 2016	—	(37,268)	(97,673)	(134,941)
Net balance as of December 31, 2014	16,714	23,552	26,593	66,859
Net balance as of December 31, 2015	16,714	21,267	26,719	64,700
Net balance as of December 31, 2016	16,714	18,981	29,341	65,036

(1)         Goodwill corresponds mainly to business combination with Citibank Chile whose amount is of MCh$12,576 that represents the value of synergies to be generated in the combination process and the acquisition of know-how.

(2)         Intangible assets arising from business combinations include assets with indefinite useful lives acquired in the business combination with Citibank Chile.

(*)   See Note No. 36(b).

As of December 31, 2015 and 2016, the Bank has made the following commitments to purchase intangible assets:

	Amount of Commitment
	2015	2016
	MCh$	MCh$
Software and licenses	5,779	3,024

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

Accordingly, for impairment testing purposes, goodwill acquired through business combinations has been allocated to four individual business segments, as follows:

	2015	2016
Business Segments	MCh$	MCh$
Retail	5,928	5,928
Wholesale	2,135	2,135
Treasury and money market operations	4,512	4,512
Subsidiaries	4,139	4,139
Total	16,714	16,714

Below are the key assumptions used for determining the value in use for impairment testing purposes:

•                  The Bank determines the recoverable amount of its business segments on the basis of value in use and employs a discounted cash flows (“DCF”) valuation model.  The DCF model reflects the characteristics of the banking business for every segment, the country’s expected macroeconomic performance, the bank’s market position and risk appetite while considering both the business and regulatory environment. Based on this backdrop, the model determines the present value of the estimated future earnings that would be distributed to shareholders, once the respective regulatory capital requirements are satisfied.

•                  For purposes of the goodwill impairment testing, the DCF model uses earnings projections for a ten-year period. Estimating future earnings requires judgment based on the bank’s past and current performance as well as expected developments in the industry, related markets and main macroeconomic variables such as GDP growth, nominal interest rates and inflation, lending spreads and expected credit losses.

•                  A ten-year period is deemed as the Bank assumes that over that period it is possible to achieve the goals set in the long-term business strategy.

•                  Earnings projections result from business growth, particularly associated with projected expansion rates for the local economy, the industry’s loan book and the Bank’s strategic goals. Then, based on historical data and a linear regression analysis, the Bank determines a multiplier of loan expansion (real terms) over GDP growth for the local economy. Currently, this multiplier is approximately 1.8 times. Also this multiplier is expected to decrease overtime as long as banking penetration increases across the diverse business segments. For GDP growth forecasting, the Bank applies judgment based on publicly available information, such as Central Bank’ estimates and market analysts’ projections.

•                  Following the estimation of growth rates for the economy and the banking industry, expansion rates of the Bank’s loan book are determined by considering the achievement of the Bank’s long-term strategic goals. Therefore, real growth rates are considered to be slightly higher than the industry rates within the ten-year period, assuming that a market share of 18.2% is achieved at year six and onwards. According to the Bank’s assessment this market share should permit it to obtain economies of scale while ensuring profitable growth by preserving the Bank’s balance between risk and return.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

14.       Intangible Assets, continued:

(b)         Impairment testing of Goodwill, continued:

•                  Earnings projections beyond the ten-year period are involved in the terminal value, which considers a perpetual cash flows growth rate within the long-run set at 4.5% in the baseline scenario. This is in line with the compounded average growth rate of cash flows over the ten-year period deemed for evaluation.

•                  For purposes of business segments valuation, the DCF model considers discount rates that are determined by carrying out a linear regression analysis based on historical data of monthly stock returns for the Bank and the market portfolio or overall stock index (IGPA index in Chile). In order to do this, an index linear model is applied, which is widely used in finance for these purposes. After estimating the model parameters (alpha and beta), the Capital Asset Pricing Model (“CAPM”) is utilized in order to determine the cost of equity or discount rate for shareholders’ cash flows. When using CAPM, equilibrium scenarios are also assumed for risk-free rates and inflation. Based on this analysis, the Bank determined a cost of equity of 11%, which is set as a baseline scenario for discount rates used for valuation purposes. Although a 10.1% discount rate was computed by using CAPM in 2016, 11% was chosen as the baseline scenario since the cost of equity was higher than 10%. Even though, the Bank carries out a sensitivity analysis by setting discounts rates of 10% and 12%.

•                  The value in use of every business segment is sensitive to earnings projections, discount rates and, to a much lesser extent, long-term growth rates. Changes in market factors may affect the calculation of discount rates.

(c)          The annual goodwill impairment tests for the years ended December 31, 2015 and 2016 did not result in an impairment loss on the goodwill of the Bank’s business segments as their economic values were higher than their carrying amounts.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

15.       Property and Equipment:

(a)         As of December 31, 2015 and 2016, this account and its changes are detailed as follows:

	Land and Buildings	Equipment	Other	Total
	MCh$	MCh$	MCh$	MCh$
(a.1) Cost

Balance as of January 1, 2015	285,755	151,911	43,773	481,439
Additions	7,909	18,746	4,821	31,476
Disposals/write-downs	(2,051)	(2,769)	(1,381)	(6,201)
Transfers	—	(11)	11	—
Accumulated depreciation (see (a.2))	(126,568)	(127,644)	(38,117)	(292,329)
Impairment loss (*) (***)	(72)	(3)	(123)	(198)
Reclassifications	625	—	859	1,484
Balance as of December 31, 2015	165,598	40,230	9,843	215,671

Balance as of January 1, 2016	292,166	167,874	47,960	508,000
Additions	10,174	14,105	3,540	27,819
Disposals/write-downs	(138)	(1,653)	(1,070)	(2,861)
Transfers	—	—	—	—
Accumulated depreciation (see (a.2))	(134,900)	(139,277)	(39,654)	(313,831)
Impairment loss (*) (***)	(15)	(4)	(26)	(45)
Reclassifications	—	—	—	—
Balance as of December 31, 2016	167,287	41,045	10,750	219,082

(a.2) Accumulated Depreciation

Balance as of January 1, 2015	(120,084)	(119,842)	(36,110)	(276,036)
Transfers	—	1	(1)	—
Depreciation charges in the period (*) (**)	(8,117)	(10,567)	(2,143)	(20,827)
Sales and disposals in the period	1,743	2,764	1,019	5,526
Reclassifications	(110)	—	(882)	(992)
Accumulated Depreciation as of December 31, 2015	(126,568)	(127,644)	(38,117)	(292,329)
Transfers	—	(18)	18	—
Depreciation charges in the period (*) (**)	(8,470)	(13,268)	(2,588)	(24,326)
Sales and disposals in the period	138	1,653	1,033	2,824
Reclassifications	—	—	—	—
Accumulated Depreciation as of December 31, 2016	(134,900)	(139,277)	(39,654)	(313,831)

(*)	See Note No. 36 about Depreciation, Amortization and Impairment.
(**)	It does not include depreciation for the year for Investment Properties, which it registered under the item “Investment Properties” for an amount of MCh$368 (MCh$379 in 2015).
(***)	It does not include charge-off provisions for Property and Equipment for an amount of MCh$229 (MCh$6 in 2015).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

15.       Property and Equipment, continued:

(b)         As of December 31, 2015 and 2016 the Bank has operating lease agreements, in which it acts as lessee, that cannot be terminated unilaterally; Information on the future payments is detailed as follows:

	Expenses for the year		Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total
	2015 MCh$	2016 MCh$	2015 MCh$	2016 MCh$	2015 MCh$	2016 MCh$	2015 MCh$	2016 MCh$	2015 MCh$	2016 MCh$	2015 MCh$	2016 MCh$	2015 MCh$	2016 MCh$	2015 MCh$	2016 MCh$
Lease agreements	30,984	34,490	2,401	2,473	4,860	4,903	19,428	20,327	32,798	44,809	25,034	36,213	44,722	46,902	129,243	155,627

As these lease agreements are operating leases under IAS 17 the leased assets are not presented in the Bank’s statement of financial position.

The Bank has entered into commercial leases of real estate. These leases have an average life of 5 years. There are no restrictions placed upon the lessee by entering into the lease.

(c)          As of December 31, 2015 and 2016, the Bank does not have any finance lease agreements as lessee and, therefore, there are no property and equipment balances to be reported from such transactions as of December 31, 2015 and 2016.

(d)         As of December 31, 2015 and 2016 the gross amount of fully depreciated assets (mainly equipment and facilities) corresponds to MCh$199,038 and MCh$215,356, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

16.       Investment Properties:

	2014	2015	2016
	MCh$	MCh$	MCh$
Net Balance as of January 1,	16,317	15,936	15,042
Additions resulting from business combinations	—	—	—
Reclassifications	—	(515)	—
Disposals	—	—	—
Depreciation charges in the period	(381)	(379)	(368)
Impairment	—	—	—
Net Balance as of December 31,	15,936	15,042	14,674

Estimated useful lives applied by the Bank are presented in Note No. 2(n) on Property and equipment.

As of December 31, 2016, the fair value of the investment properties held by the Bank is MCh$41,071 (MCh$41,276 as of December 31, 2015).

In 2016, the Bank earned income of MCh$5,914 (MCh$5,820 in 2015) renting out their investment properties.  In the same period the Bank incurred corresponding expenses of MCh$2,388 and MCh$2,587 per year in 2015 and 2016.

17.       Current Taxes and Deferred Taxes:

(a)         Current Tax:

As of each year end, the Bank and its subsidiaries have established a First Category Income Tax Provision of MCh$121,585 and MCh$119,123 as of December 31, 2015 and 2016, determined in accordance with current tax laws.  The net tax to be paid or recovered is detailed as follows:

	2015	2016
	MCh$	MCh$

Income taxes	121,585	119,123
Tax on non-deductible expenses (tax rate 35%)	2,805	3,521
Less:
Monthly prepaid taxes (PPM)	(94,813)	(126,266)
Credit for training expenses	(1,931)	(2,031)
Real Estate Tax	(896)	—
Other	(2,036)	(1,004)
Total tax payable (receivable)	24,714	(6,657)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

17.       Current Taxes and Deferred Taxes, continued:

(b)         Income Tax:

The Bank’s tax expense recorded for the years ended December 31, 2014, 2015 and 2016 is detailed as follows:

	2014	2015	2016
	MCh$	MCh$	MCh$
Income tax expense:
Current year taxes	100,302	119,342	131,238
Tax from previous period	13,596	(1,851)	1,030
Subtotal	113,898	117,491	132,268
(Credit) charge for deferred taxes:
Origin and reversal of temporary differences	(28,477)	(18,964)	(26,044)
Effect of changes in tax rate	(12,284)	(18,234)	(9,158)
Subtotal	(40,761)	(37,198)	(35,202)
Non deductible expenses (Art. 21 Income Tax Law)	1,802	2,805	3,521
Other	4,746	(777)	(375)
Net charge to income for income taxes	79,685	82,321	100,212

Tax Rate	21.00%	22.50%	24.00%

(c)          Reconciliation of effective tax rate:

The following table reconciles the income tax rate to the effective rate applied to determine the Bank’s income tax expense as of December 31, 2014, 2015 and 2016:

	2014		2015		2016
	Tax rate %	MCh$	Tax rate %	MCh$	Tax rate %	MCh$
Income tax calculated on net income before tax	21.00	141,793	22.50	155,751	24.00	162,063
Subordinated Debt Payment (*)	(4.44)	(30,000)	(4.57)	(31,638)	(5.05)	(34,092)
Additions or deductions (**)	(5.14)	(34,673)	(3.91)	(27,032)	(3.90)	(26,332)
Non-deductible expenses tax	0.27	1,802	0.41	2,805	0.52	3,521
Tax from previous years	2.01	13,596	(0.27)	(1,851)	0.15	1,030
Effect of changes in tax rate	(1.82)	(12,284)	(2.63)	(18,234)	(1.36)	(9,158)
Other	(0.08)	(549)	0.36	2,520	0.48	3,180
Effective rate and income tax expense	11.80	79,685	11.89	82,321	14.84	100,212

(*)         The tax benefit associated with the dividend payment made to SAOS S.A., as payment of the subordinated debt held with the Central Bank, should disappear as the liability of SM-Chile with the Central Bank is completely paid off.

(**)  The deductions of the tax rate for 2014, 2015 and 2016 mainly relate to specific adjustments from tax restatement.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

17.       Current Taxes and Deferred Taxes, continued:

(c)   Reconciliation of effective tax rate, continued:

On September 29, 2014, Law 20,780 published in the Official Journal, amended the income tax rate and introduced various adjustments to the tax system.

On February 8, 2016, Law 20,899 was published, which made changes to Law 20,780, specifically as it related to the tax regime applicable to corporations.

Article 8 of Law 20,899 establishes that open corporations must apply the first category tax rate with partial deduction of the credit in the final taxes. This tax regime is characterized by the fact that shareholders will only be entitled to allocate against personal taxes (Global Supplementary or Additional), 65% of the first category tax paid by the company.

Law 20,780 establishes a gradual increase of rates to the first category tax regime as follows:

Year	Rate
2014	21.0%
2015	22.5%
2016	24.0%
2017	25.5%
2018	27.0%

The effect on income from deferred taxes produced by the tax rate change was a credit to income for an amount of Ch$9,158 million (Ch$18,234 million in 2015).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

17.       Current Taxes and Deferred Taxes, continued:

(d)         Effect of deferred taxes on income and equity:

The effects of deferred taxes on assets, liabilities and income accounts are detailed as follows:

	Balance as of			Balance as of			Balance as of			Balance as of
	December	Effect		December	Effect		December	Effect		December
	31, 2013	Income	Equity	31, 2014	Income	Equity	31, 2015	Income	Equity	31, 2016
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Debit differences:
Allowances for loan losses	80,331	20,403	—	100,734	14,804	—	115,538	12,181	—	127,719
Obligations with agreements to repurchase	(763)	(205)	—	(968)	—	—	(968)	—	—	(968)
Personnel provisions	6,030	3,567	—	9,597	(1,447)	—	8,150	3,081	—	11,231
Staff vacations	4,379	1,110	—	5,489	779	—	6,268	406	—	6,674
Accrued interest and indexation adjustments from past due loans	2,413	1,325	—	3,738	286	—	4,024	(669)	—	3,355
Staff severance indemnities provision	1,855	386	103	2,344	(117)	9	2,236	(337)	(45)	1,854
Provisions of credit card expenses	6,493	4,144	—	10,637	2,991	—	13,628	(1,169)	—	12,459
Provisions of accrued expenses	7,731	3,735	—	11,466	220	102	11,788	2,701	—	14,489
Leasing	—	—	—	—	18,239	—	18,239	18,880	—	37,119
Other adjustments	(437)	4,446	—	4,009	258	—	4,267	975	—	5,242
Total debit differences	108,032	38,911	103	147,046	36,013	111	183,170	36,049	(45)	219,174
Credit differences:
Investments with agreement to repurchase	125	—	—	125	—	—	125	—	—	125
Depreciation of property and equipment and investment properties	14,436	(132)	—	14,304	(1,141)	—	13,163	(1,348)	—	11,815
Adjustment for valuation financial assets available-for-sale	8,265	—	3,045	11,310	—	2,357	13,667	—	(12,575)	1,092
Hedge cash adjustment	259	—	—	259	—	—	259	—	—	259
Leasing equipment	7,406	(5,508)	—	1,898	(2,992)	—	(1,094)	—	—	(1,094)
Transitory assets	3,894	(261)	—	3,633	162	—	3,795	977	—	4,772
Derivative instruments adjustments	2,448	3,535	—	5,983	4,296	—	10,279	(2,572)	—	7,707
Assets received in lieu of payments	1,286	(2,720)	—	(1,434)	(196)	—	(1,630)	240	—	(1,390)
Accrued interest to effective rate	1,041	1,262	—	2,303	257	—	2,560	(313)	—	2,247
Intangible assets amortization	5,874	1,267	—	7,141	(501)	—	6,640	(550)	—	6,090
Other adjustments	6,577	707	—	7,284	(1,070)	—	6,214	4,413	1	10,628
Total credit differences	51,611	(1,850)	3,045	52,806	(1,185)	2,357	53,978	847	(12,574)	42,251
Total Assets (Liabilities), net	56,421	40,761	(2,942)	94,240	37,198	(2,246)	129,192	35,202	12,529	176,923

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

18.       Other Assets:

As of December 31, 2015 and 2016, other assets are detailed as follows:

	2015	2016
	MCh$	MCh$
Cash deposit guarantee	226,213	178,529
Assets held for leasing (*)	117,332	103,078
Documents intermediated (**)	30,729	32,243
Mutual funds	23,080	25,823
Other accounts and notes receivable	21,644	52,080
Recoverable income taxes	8,718	6,278
Assets received or awarded as payment (***):
Assets received in lieu of payment	7,626	14,835
Provisions for assets received in lieu of payment	(176)	(1,468)
Commissions receivable	7,558	6,714
Prepaid expenses	6,915	10,740
Transactions in progress (****)	3,472	5,070
Rental guarantees	1,743	1,815
Accounts receivable for sale of assets received in lieu of payment	752	245
Recovered leased assets for sale	625	589
Other	27,360	26,286
Total	483,591	462,857

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

(****)           Transactions in progress include transactions in the normal course of operations of the Bank, which for different reasons could not be input into their final accounts (salary advances for personnel, pending transactions cash, etc.).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

19.       Current Accounts and Other Demand Deposits:

As of December 31, 2015 and 2016, current accounts and other demand deposits are detailed as follows:

	2015	2016
	MCh$	MCh$
Current accounts	6,900,590	6,907,655
Other demand deposits	892,485	856,711
Other deposits and accounts	533,973	556,782
Total	8,327,048	8,321,148

20.       Saving Accounts and Time Deposits:

As of December 31, 2015 and 2016, saving accounts and time deposits are detailed as follows:

	2015	2016
	MCh$	MCh$
Time deposits	9,529,974	10,277,292
Term savings accounts	205,171	208,435
Other term balances payable	172,547	67,174
Total	9,907,692	10,552,901

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

21.       Borrowings from Financial Institutions:

As of December 31, 2015 and 2016, borrowings from financial institutions are detailed as follows:

	2015	2016
	MCh$	MCh$
Domestic banks
Interbank loans	—	—
Current account overdrafts	—	—
Subtotal	—	—

Foreign banks
Foreign trade financing
Chilean export financing	1,364,410	905,874
Chilean import financing	18,844	20,317
Obligations for transactions between other countries	—	—
Borrowings and other obligations
Borrowings obtained at short-term	—	—
Current account overdrafts	39,904	12,947
Borrowings obtained at long-term	106,463	100,885
Subtotal	1,529,621	1,040,023

Chilean Central Bank
Borrowings and other obligations	—	—
Debt reprogramming credit lines	6	3
Subtotal	6	3
Total	1,529,627	1,040,026

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

22.       Debt Issued:

As of December 31, 2015 and 2016, Debt issued is detailed as follows:

	2015 MCh$	2016 MCh$
Mortgage bonds	46,381	32,914
Bonds	5,270,214	5,431,575
Subordinated bonds	785,613	713,438
Total	6,102,208	6,177,927

During the period ended as of December 31, 2016, Banco de Chile issued MCh$1,420,037 in bonds of which MCh$804,979,  MCh$532,852 and MCh$82,206 corresponds to Unsubordinated bonds, commercial paper and Subordinated bonds respectively, according to the following details:

Bonds

Series	Amount MCh$	Terms Years	Annual Rate %	Currency	Issue date	Maturity date
BCHIAR0613	8,497	10	3.60	UF	29/01/2016	29/01/2026
BCHIAR0613	10,869	10	3.60	UF	18/02/2016	18/02/2026
BCHIBJ0915	53,553	10	2.90	UF	25/05/2016	25/05/2026
BCHIBF0915	79,626	8	2.70	UF	25/05/2016	25/05/2024
BCHIBK0915	53,485	11	2.90	UF	25/05/2016	25/05/2027
BCHIBL1115	79,806	11	2.90	UF	25/05/2016	25/05/2027
BCHIBA0815	53,480	5	2.50	UF	29/06/2016	29/06/2021
BCHIBI1115	80,405	10	2.90	UF	29/06/2016	29/06/2026
BCHIBB0815	6,706	6	2.50	UF	05/07/2016	05/07/2022
BCHIBB0815	46,950	6	2.50	UF	06/07/2016	06/07/2022
BONO USD	19,705	5	1.97	USD	05/08/2016	05/08/2021
BONO USD	68,060	5	1.96	USD	01/09/2016	01/09/2021
BCHIBM0815	85,148	12	2.90	UF	28/09/2016	28/09/2028
BONO CHF	101,560	8	0.25	CHF	11/11/2016	11/11/2024
BONO JPY	57,129	5	0.35	JPY	21/12/2016	21/12/2021
Total as of December 31, 2016	804,979

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

22.       Debt Issued, continued:

Commercial Papers

Series	Amount MCh$	Annual Rate %	Currency	Issued date	Maturity date
Merrill Lynch	14,717	0.94	USD	04/01/2016	05/07/2016
JP. Morgan Chase	30,879	0.70	USD	05/01/2016	04/04/2016
Wells Fargo Bank	10,883	0.62	USD	14/01/2016	13/04/2016
Citibank N.A.	10,810	0.95	USD	25/01/2016	22/07/2016
Citibank N.A.	10,723	0.75	USD	27/01/2016	23/05/2016
Citibank N.A.	11,362	0.95	USD	28/01/2016	27/07/2016
Citibank N.A.	3,551	0.75	USD	28/01/2016	27/05/2016
Merrill Lynch	3,535	0.90	USD	03/02/2016	02/08/2016
Merrill Lynch	10,745	0.68	USD	03/02/2016	04/05/2016
JP. Morgan Chase	19,943	0.65	USD	04/04/2016	01/07/2016
Merrill Lynch	4,689	1.25	USD	04/05/2016	28/04/2017
Merrill Lynch	13,296	0.95	USD	06/05/2016	03/11/2016
Citibank N.A.	12,217	0.77	USD	10/05/2016	08/09/2016
Wells Fargo Bank	10,181	1.07	USD	10/05/2016	10/02/2017
Merrill Lynch	10,203	0.56	USD	11/05/2016	12/07/2016
Citibank N.A.	41,097	0.59	USD	12/05/2016	11/07/2016
Citibank N.A.	10,274	0.98	USD	12/05/2016	09/11/2016
Citibank N.A.	18,155	0.79	USD	16/05/2016	16/09/2016
Citibank N.A.	27,614	0.59	USD	18/05/2016	18/07/2016
Citibank N.A.	1,990	0.98	USD	15/06/2016	15/11/2016
Wells Fargo Bank	11,462	1.25	USD	22/06/2016	21/06/2017
JP. Morgan Chase	10,314	0.70	USD	01/07/2016	03/10/2016
Merrill Lynch	13,266	0.71	USD	05/07/2016	04/10/2016
Citibank N.A.	33,133	1.04	USD	06/07/2016	05/01/2017
Wells Fargo Bank	3,330	1.02	USD	07/07/2016	28/12/2016
Merrill Lynch	6,660	1.00	USD	07/07/2016	09/01/2017
Citibank N.A.	3,304	0.74	USD	11/07/2016	19/10/2016
Merrill Lynch	3,282	1.02	USD	13/07/2016	09/01/2017
Wells Fargo Bank	1,969	0.84	USD	13/07/2016	10/11/2016
Wells Fargo Bank	32,548	1.05	USD	14/07/2016	10/01/2017
Merrill Lynch	9,764	1.05	USD	14/07/2016	11/01/2017
Merrill Lynch	3,906	1.30	USD	14/07/2016	12/07/2017
JP. Morgan Chase	12,368	0.78	USD	14/07/2016	14/10/2016
Citibank N.A.	25,896	0.83	USD	15/07/2016	13/12/2016
Citibank N.A.	13,410	0.87	USD	09/09/2016	06/12/2016
Citibank N.A.	6,700	0.85	USD	12/09/2016	06/12/2016
Merrill Lynch	18,005	1.26	USD	07/10/2016	05/04/2017
JP. Morgan Chase	12,739	1.06	USD	14/10/2016	15/02/2017
Citibank N.A.	33,932	0.91	USD	18/11/2016	15/02/2017
Total as of December 31, 2016	532,852

Subordinated Bonds

Series	Amount MCh$	Terms Years	Interest rate %	Currency	Issue date	Maturity date
UCHIG1111	30,797	25	3.75	UF	18/08/2016	18/08/2041
UCHIG1111	9,258	25	3.75	UF	01/09/2016	01/09/2041
UCHIG1111	42,151	25	3.75	UF	02/09/2016	02/09/2041
Total as of December 31, 2016	82,206

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

22.       Debt Issued, continued:

During the period ended as of December 31, 2015, Banco de Chile issued MCh$2,470,407 in bonds of which MCh$1,342,224 and MCh$1,128,183 corresponds to Unsubordinated bonds and commercial paper respectively, according to the following details:

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

Subordinated Bonds

As of December 31, 2015 the Bank has no issued subordinated bonds.

The Bank has not had defaults in payment of principal and interest with respect to its debts instruments and has complied with its debt covenants and other agreements related to debt outstanding during the periods of 2015 and 2016.

23.       Other Financial Obligations:

As of December 31, 2015 and 2016, other financial institutions are detailed as follows:

	2015 MCh$	2016 MCh$
Other Chilean obligations	132,136	149,603
Public sector obligations	40,945	36,596
Total	173,081	186,199

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

24.       Provisions:

(a)         As of December 31, 2015 and 2016, provisions are detailed as follows:

	2015	2016
	MCh$	MCh$
Provision for minimum dividends	167,699	165,675
Other provisions for contingencies	15,133	21,893
Total	182,832	187,568

(b)         The following table details the changes in provisions during 2014, 2015 and 2016:

	Minimum dividends	Other contingencies	Total
	MCh$	MCh$	MCh$

Balances as of January 1, 2014	154,081	569	154,650
Provisions established	177,324	7,980	185,304
Provisions used	(154,081)	(230)	(154,311)
Provisions released	—	—	—
Balances as of December 31, 2014	177,324	8,319	185,643

Balances as of January 1, 2015	177,324	8,319	185,643
Provisions established	167,699	7,061	174,760
Provisions used	(177,324)	(247)	(177,571)
Provisions released	—	—	—
Balances as of December 31, 2015	167,699	15,133	182,832

Balances as of January 1, 2016	167,699	15,133	182,832
Provisions established	165,675	6,880	172,555
Provisions used	(167,699)	—	(167,699)
Provisions released	—	(120)	(120)
Balances as of December 31, 2016	165,675	21,893	187,568

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

25.       Employee Benefits:

(a)         Provisions for personnel benefits and payroll:

	2015	2016
	MCh$	MCh$

Short-term personnel benefits (a.2)	34,307	37,868
Vacation accrual (a.3)	25,480	25,539
Employee defined benefit plan (a.1)(*)	10,728	8,851
Other Benefits	4,276	11,087
Total	74,791	83,345

(*)          See Note No. 2 (ac) (iii)

(a.1)           Employee defined benefit plan:

	2015	2016
	MCh$	MCh$

Current service cost	384	59
Interest cost on benefit obligation	454	369
Actuarial gains and losses	33	(169)
Net benefit expense	871	259

The net benefit expense is recognized under “Personnel Expenses” (Note 34).

The principal assumptions used in determining pension obligations for the Bank’s plan are shown below:

	December 31,	December 31,
	2015	2016
	%	%

Discount rate	4.60	4.29
Annual salary increase	5.41	4.56
Payment probability	99.99	99.99

The most recent actuarial valuation of the present value of the benefit plan obligation was carried out at December 31, 2016.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

25.       Employee Benefits, continued:

Changes in the present value of the defined benefit obligation are as follows:

	2015	2016
	MCh$	MCh$

Opening defined benefit obligation, January 1,	11,471	10,728
Contributions by the employer	838	428
Benefits paid	(1,614)	(2,136)
Actuarial gains and losses	33	(169)
Closing defined benefit obligation	10,728	8,851

(a.2) The following table details the changes in provisions for incentive plans during 2015 and 2016:

	2015	2016
	MCh$	MCh$

Balances as of January 1,	29,678	34,307
Provisions established	35,253	37,339
Provisions used	(30,624)	(33,778)
Provisions released	—	—
Balances as of December 31,	34,307	37,868

(a.3) The following table details the changes in provisions for vacation during 2015 and 2016:

	2015	2016
	MCh$	MCh$

Balances as of January 1,	23,727	25,480
Provisions established	6,672	5,932
Provisions used	(4,919)	(5,873)
Provisions released	—	—
Balances as of December 31,	25,480	25,539

(b)         Provisions for share-based employee benefits:

As of December 31, 2015 and 2016, the Bank and its subsidiaries do not have a stock compensation plan.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

26.       Other Liabilities:

As of December 31, 2015 and 2016, other liabilities are detailed as follows:

	2015	2016
	MCh$	MCh$

Accounts and notes payable (*)	121,389	142,464
Documents intermediated	39,735	52,314
Cobranding	54,006	47,462
Financial guarantees	12,199	12,084
Deferred income	6,644	6,077
Leasing deferred gains	6,040	3,935
Pending transactions	767	757
Insurance payments	634	163
Other	19,916	26,232
Total	261,330	291,488

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

	2015	2016
	MCh$	MCh$

Off-balance-sheet accounts
Foreign office guarantees and standby letters of credit	389,727	279,362
Confirmed foreign letters of credit	33,871	64,044
Issued foreign letters of credit	122,060	152,118
Performance bonds	2,058,813	2,150,307
Immediately available credit lines	7,224,242	7,572,687
Other commitments	204,862	148,190

Transactions on behalf of third parties
Collections	217,479	137,259
Third-party resources managed by the Bank:
Financial assets managed on behalf of third parties	18,563	39,714
Other assets managed on behalf of third parties	—	—
Financial assets acquired on its own behalf	151,375	174,022

Fiduciary activities
Securities held in safe custody in the Bank	8,248,416	9,586,026
Securities held in safe custody in other entities	5,006,510	5,607,815
Total	23,675,918	25,911,544

(b)         Financial Guarantees

As of December 31, 2015 and 2016, the expiration of financial guarantees per period is as follows:

	2015
	Due within 1 year MCh$	Due after 1 year but within 3 years MCh$	Due after 3 years but within 5 years MCh$	Due after 5 years MCh$	Total MCh$
Performance bonds	1,310,700	641,566	93,666	12,881	2,058,813
Foreign office guarantees and standby letters of credit	318,802	69,978	363	584	389,727
Total	1,629,502	711,544	94,029	13,465	2,448,540

	2016
	Due within 1 year MCh$	Due after 1 year but within 3 years MCh$	Due after 3 years but within 5 years MCh$	Due after 5 years MCh$	Total MCh$
Performance bonds	1,583,497	429,353	108,315	29,142	2,150,307
Foreign office guarantees and standby letters of credit	239,823	24,387	—	15,152	279,362
Total	1,823,320	453,740	108,315	44,294	2,429,669

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

27.       Contingencies and Commitments, continued:

(c)          Lawsuits and legal proceedings:

(c.1) Legal contingencies within the ordinary course of business:

At the date of issuance of these consolidated financial statements, there are actions filed against the Bank and its subsidiaries related with ordinary course operations. As of December 31, 2016, the Bank has established provisions for this concept in the amount of MCh$21,630 (MCh$14,877 in 2015), recorded within “Provisions” in the statement of financial position.

The most significant actions are the following:

•           Collective action filed by the National Consumer Service (“Servicio Nacional del Consumidor”) in accordance with Law No. 19,496. This legal action challenges certain clauses that exist in the Contrato Unificado de Productos de Personas (the “Person Products Unified Agreement”) regarding fees on lines of credit for overdrafts and the validity of tacit consent to changes in fees, charges and other conditions in consumer contracts. As of this date, the evidence production stage of this proceeding has concluded.

•           Collective action filed in the Twenty-Third Civil Court of Santiago by the National Corporation of Consumers and Users of Chile (“Corporación Nacional de Consumidores y Usuarios de Chile”) that challenges certain clauses that exist in the Contrato Unificado de Productos de Personas (the “Person Products Unified Agreement”) regarding fees on lines of credit for overdrafts and the validity of tacit consent to changes in fees, charges and other conditions in consumer contracts, along with a claim demanding the termination of the outsourcing of certain services related to our clients’ current account data. This court rendered a favorable judgment to Banco de Chile, which was later confirmed by the Court of Appeals of Santiago (“Corte de Apelaciones de Santiago”).

•           Collective action filed by the National Organization of Consumers and Users of Chile (“Organización de Consumidores y Usuarios de Chile”) that requests the Court to declare the invalidity of certain provisions of the Person Products Unified Agreement which are alleged to be abusive. These provisions refer to the user’s duty to act with diligence and care with respect to passwords as well as the responsibility the user has in case of disclosure to third parties, and the use by such third parties of the passwords.  On November 21, 2016, the plaintiff and Banco de Chile filed a document with the Court in which they agreed a settlement on this claim. The Court approved the settlement on January 11, 2017, administratively closing this procedure.

The following table presents the estimated date of completion of the respective litigation:

	As of December 31, 2016
	2017	2018	2019	2020	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Legal contingencies	21,269	361	—	—	21,630

(c.2) Contingencies for significant lawsuits:

As of December 31, 2015 and 2016, the Bank is not party to any significant lawsuits that affects or that may affect these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

27.       Contingencies and Commitments, continued:

(d)         Guarantees granted:

(i)            In subsidiary Banchile Administradora General de Fondos S.A.:

In compliance with article 12 of Law 20,712, Banchile Administradora General de Fondos S.A., has designated Banco de Chile as the representative of the beneficiaries of the guarantees it has established and in that character the Bank has issued bank guarantees totaling UF 2,642,000, maturing January 10, 2017 (UF 2,603,000 maturing January 8, 2016 in December 2015). The subsidiary took a policy with Mapfre Seguros Generales S.A. for the Real State Funds by a guaranteed amount of UF 263,000.

As of December 31, 2016 and 2015 the Bank has no guaranteed mutual funds.

In compliance with the rules established by the Superintendency of Securities and Insurance (“SVS”) in letter f) of Circular 1,894 of September 24, 2008, the entity has constituted guarantees, by management portfolio, in benefit of investors.  Such guarantee corresponds to a bank guarantee for UF 250,000, with a maturity date of January 10, 2017.

(ii)        In subsidiary Banchile Corredores de Bolsa S.A.:

For the purposes of ensuring correct and complete compliance with all of its obligations as a broker-dealer entity, in conformity with the provisions of article 30 and subsequent articles of Law 18,045 on Securities Markets, Banchile Corredores de Bolsa S.A. established a guarantee in an insurance policy for UF 20,000, insured by HDI Seguros de Garantía y Créditos S.A., maturing on April 22, 2018, whereby the Securities Exchange of the Santiago Stock Exchange was appointed as the subsidiary’s creditors to representative.

The Bank has given the following guarantees in relation to this subsidiary’s business activities:

	2015	2016
	MCh$	MCh$
Guarantees:
Shares to secure short-sale transactions in:
Securities Exchange of the Santiago Stock Exchange	14,628	17,750
Securities Exchange of the Electronic Stock Exchange of Chile	27,981	21,872
Fixed income securities to ensure system CCLV, Bolsa de Comercio de Santiago, Bolsa de Valores	2,995	2,992
Fixed income securities to guarantee stock loans, Bolsa Eléctronica de Chile, Bolsa de Valores	80	—
Shares delivered to ensure equity loan, Chilean Electronic Stock Exchange, Stock Exchange	—	610
Securities Exchange of the Santiago, Stock Exchange	—	884
Total	45,684	44,108

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

Banchile Corredores de Bolsa S.A. keeps an insurance policy current with AIG Chile — Compañía de Seguros Generales S.A. that expires January 2, 2017, and that covers employee fidelity, physical losses, falsification or adulteration, and currency fraud with a coverage amount equivalent to US$ 10,000,000.

According to the Chilean Central Bank, it provided a bank guarantee of UF 10,500 for the purposes of complying with the contract for Service System Open Market Operations (“SOMA”) of the Chilean Central Bank. This bank guarantee is revaluated in UF to fixed term, is not endorsable and has a maturity date of July 20, 2017.

It also provided a bank guarantee No. 379031-1 in the amount of UF 215,000 for the benefits of investors in portfolio management contracts.  This bank guarantee is revaluated in UF to fixed term, is not endorsable and has a maturity date of January 10, 2017.

It also provided a cash guarantee in the amount of US$122,494.32 for the purpose of complying with the obligations to Pershing, for any operations conducted through that broker.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

27.       Contingencies and Commitments, continued:

(d)         Guarantees granted, continued:

(iii)    In subsidiary Banchile Corredores de Seguros Ltda.

According to article No. 58, letter D of D.F.L. 251, as of December 31, 2016, the entity maintains two insurance policies that protect it against potential damages caused by infractions of the law, regulations and complementary rules that regulate insurance brokers. These insurance policies relate especially to non-compliance on the basis of acts, mistakes or omissions of brokers, representatives, agents or dependents of Banchile Corredores de Seguros Ltda.

The policies contracted are the following:

Matter insured	Amount Insured (UF)
Responsibility for errors and omissions policy	60,000
Civil responsibility policy	500

(e)          On January 30, 2014, the SVS brought charges against Banchile Corredores de Bolsa S.A. for the alleged infringement of Article 53 second paragraph of Law No. 18,045 (“Ley de Mercado de Valores”), for certain specific transactions performed during the years 2009, 2010 and 2011 related to Sociedad Química y Minera de Chile S.A.’s shares (SQM-B y SQM-A).  In this regard, Article 53 second paragraph of Law No. 18.045 provides that “…no person may engage in transactions or induce or attempt to induce the purchase or sale of securities, whether or not governed by this Act, by means of any misleading or deceptive act, practice, mechanism or artifice….”

On October 30, 2014, the SVS imposed a fine of UF 50.000 (approximately U.S.$2.0 million as of December 31, 2014) on Banchile Corredores de Bolsa S.A. based on alleged infringement of Article 53 second paragraph of Law No. 18.045 for a specific transaction of SQM-A’s shares intermediated by Banchile Corredores de Bolsa S.A. in 2011.  Banchile Corredores de Bolsa S.A. has filed a claim against that resolution before the 11th Santiago Civil Court requesting to void such fine.  Afterwards, the cause was transferred to another trial at the 22nd Santiago Civil Court.  The proceeding is currently at the evidence stage.

In accordance with the provisions policy, the company has not made provisions for this case because there has not yet been a judgment and the legal advisors in charge of the case believe that there are solid grounds for dismissal.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

28.       Equity

(a)         Authorized, subscribed and paid shares:

As of December 31, 2016, the paid-in capital of Banco de Chile is represented by 97,624,347,430 registered shares (96,129,146,433 in 2015), with no par value, subscribed and fully paid.

(b)         Shares:

(b.1)     On June 23, 2016 Banco de Chile approved the capitalization of 30% of the distributable net income obtained during the fiscal year ending December 31, 2015, through the issuance of fully paid-in shares, agreed in the Extraordinary Shareholders’ Meeting held on March 24, 2016, to increase the Bank’s capital in the amount of Ch$96,874,072,595 through the issuance of 1,495,200,997 fully paid-in shares, of no par value, payable under the distributable net income for the year 2015 that was not distributed as dividends as agreed at the Ordinary Shareholders’ Meeting held on the same day.

The issuance of fully paid-in shares was registered in the Securities Register of the SBIF with No. 4/2016, on June 16, 2016.

The Board of Directors of Banco de Chile, at the meeting No. 2,840, dated June 23, 2016, set July 7, 2016, as the date for issuance and distribution of the fully paid-in shares.

(b.2)     The following table shows the share movements from December 31, 2014 to December 31, 2016:

Total Ordinary Shares
Total shares as of December 31, 2014	94,655,367,544
Capitalization of retained earnings	1,473,778,889
Total shares as of December 31, 2015	96,129,146,433
Capitalization of retained earnings	1,495,200,997
Total Shares as of December 31, 2016	97,624,347,430

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

28.       Equity, continued:

(c)          Shareholders’ composition:

As of December 31, 2015, the shareholder composition was as follows:

Corporate Name or Shareholder’s Name	Shares	% of Equity Holding

Sociedad Administradora de la Obligación Subordinada SAOS S.A.	28,593,701,789	29.75
LQ Inversiones Financieras S.A.	25,008,633,509	26.02
Sociedad Matriz del Banco de Chile S.A. SM-Chile S.A.	12,138,555,766	12.63
Other minority shareholders	30,388,255,369	31.60
Total	96,129,146,433	100.00

As of December 31, 2016, the shareholder composition was as follows:

Corporate Name or Shareholder’s Name	Shares	% of Equity Holding

Sociedad Administradora de la Obligación Subordinada SAOS S.A.	28,593,701,789	29.29
LQ Inversiones Financieras S.A.	25,694,731,690	26.32
Sociedad Matriz del Banco de Chile S.A. SM-Chile S.A.	12,138,561,434	12.43
Other minority shareholders	31,197,352,517	31.96
Total	97,624,347,430	100.00

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

28.       Equity, continued:

(d)         Approval and payment of dividends:

At the Ordinary Shareholders’ Meeting held on March 24, 2016, the Bank’s shareholders agreed to distribute and pay dividend No. 204 amounting to Ch$3.37534954173 per common share of Banco de Chile, with charge to net income for the year ended December 31, 2015.  The amount of dividend paid was Ch$366,654 million.

At the Ordinary Shareholders’ Meeting held on March 26, 2015, the Bank’s shareholders agreed to distribute and pay dividend No. 203 amounting to Ch$3.42915880220 per common share of Banco de Chile, with charge to net income for the year ended December 31, 2014.  The amount of dividend paid was Ch$367,445 million.

The following dividends were declared and paid by the Bank for the year ended as of December 31, 2014, 2015 and 2016:

	2014	2015	2016
Dividends on ordinary shares MCh$ (*):	368,120	367,445	366,654
Dividends per ordinary share Ch$(1):	3.98	3.88	3.81

(*)          This dividend per share is composed of the dividend paid to the Central Bank and common shareholders in the amounts of MCh$140,614 and MCh$226,040, respectively.  The Central Bank has 29,161.4 million shares with a payment of Ch$4.8219279 per common share of Banco de Chile and for common shareholders the number of shares are 66,967.6 million with a payment of Ch$3.3753495 per common share of Banco de Chile.

(1)         Dividends per share are calculated by dividing the amount of the dividend paid during each year by the previous year’s number of shares outstanding.

(e)          Provision for minimum dividends:

The Chilean Corporations Law mandates a minimum distribution of 30% of distributable income.  Accordingly, the Bank recorded a liability under the line item “Provisions” for an amount of MCh$165,675 (MCh$167,699 in December 31, 2015) against “Retained earnings”.

(f)           Other comprehensive income:

The cumulative translation adjustment is generated from the Bank’s translation of its investments in foreign companies, as it records the effects of foreign currency translation for these items in equity. For the year ended December 31, 2016, this recorded a debit to equity in an amount of Ch$59 million (a credit to equity for Ch$2 million in 2015).

In accordance with Note No. 2(w), the fair market value adjustment for available-for-sale instruments is generated by fluctuations in the fair value of that portfolio, with a charge or credit to equity, net of deferred taxes (see Note No. 12). For the year ended 2016, there was a net debit to equity in an amount of Ch$39,770 million (a net credit to equity for Ch$4,886 million in 2015).

Cash flow hedge adjustment consists of the portion of income of hedge instruments registered in equity produced in a cash flow hedge. For the year ended December 31, 2016, there was a debit to equity in an amount of Ch$38,366 million (a credit to equity for Ch$7,728 million for the period 2015).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

28.       Equity, continued:

(g)          Earnings per share:

Earnings per share is calculated by dividing the net profit for the year attributable to the ordinary equity holders of the Bank by the weighted average number of ordinary shares outstanding during the year.

The following table shows the income and share data used in the calculation of EPS:

	As of December 31,
	2014		2015	2016
Basic and diluted earnings per share:

Net profits attributable to ordinary equity holders of the Bank	MCh$	595,518	609,903	575,051
Weighted average number of ordinary shares (*)		97,624,347,430	97,624,347,430	97,624,347,430
Earnings per share	Ch$	6.10	6.25	5.89

(*)    During 2014, 2015 and 2016, the Bank capitalized 1,480,323,553, 1,473,778,889 and 1,495,200,997 shares respectively, which are considered in the earnings per share calculation as if they had been outstanding during all periods presented.

During the periods presented the Bank did not have any instruments that could lead to a dilution of its ordinary shares.

There have been no transactions involving ordinary shares or potential ordinary shares between the reporting date and the date of the completion of these financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

29.       Interest Revenue and Expenses:

(a)         As of each year end, interest revenue is detailed as follows:

	2014	2015	2016
	MCh$	MCh$	MCh$
Commercial loans	964,070	852,202	856,172
Consumer loans	573,902	573,306	613,962
Residential mortgage loans	497,258	469,633	447,582
Financial investments	84,725	62,860	30,725
Repurchase agreements	9,309	9,389	9,053
Loans and advances to banks	18,938	28,267	32,280
Gain (loss) from accounting hedges	(106,496)	(90,620)	(76,378)
Other interest revenue	3,898	3,420	3,596
Total	2,045,604	1,908,457	1,916,992

During the year ended December 31, 2016, interest recorded in income from impaired loans amounted to Ch$5,629 million (Ch$10,126 million as of December 31, 2015).

(b)         As of each year end, interest expenses are detailed as follows:

	2014	2015	2016
	MCh$	MCh$	MCh$
Savings accounts and time deposits	434,882	341,955	376,541
Debt issued	344,326	329,111	309,589
Other financial obligations	3,873	2,249	1,916
Repurchase agreements	9,581	7,216	6,223
Borrowings from financial institutions	7,166	10,171	13,504
(Gain) loss from accounting hedges	(20,826)	(20,256)	(24,190)
Demand deposits	8,643	8,658	6,241
Other interest expenses	1,143	1,065	435
Total	788,788	680,169	690,259

(c)          As of each year end, loss from accounting hedge is the following:

	2014	2015	2016
	MCh$	MCh$	MCh$
Cash Flow hedge	(78,135)	(64,821)	(45,559)
Fair value hedge	(7,535)	(5,543)	(6,629)
Total	(85,670)	(70,364)	(52,188)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

30.       Income and Expenses from Fees and Commissions:

The income and expenses for fees and commissions shown in the Consolidated Statement of Comprehensive Income refers to the following items:

	2014	2015	2016
	MCh$	MCh$	MCh$
Income from fees and commissions
Card services	110,984	129,962	144,007
Investments in mutual funds and other	65,199	76,843	79,853
Collections and payments	49,374	52,657	49,362
Portfolio management	37,719	39,276	41,954
Insurance brokerage	19,674	23,258	28,036
Guarantees and letter of credit	19,148	20,122	21,067
Use of distribution channel	19,931	20,679	18,996
Trading and securities management	13,813	14,701	13,666
Lines of credit and overdrafts	20,844	13,400	5,795
Financial advisory services	7,795	12,608	4,152
Other fees earned	22,971	32,570	34,155
Total income from fees and commissions	387,452	436,076	441,043

Expenses from fees and commissions
Credit card transactions	(88,480)	(100,231)	(98,115)
Fees for interbank transactions	(11,779)	(14,322)	(10,361)
Fees for collections and payments	(6,423)	(6,568)	(6,427)
Fees for securities transactions	(2,851)	(3,139)	(3,969)
Sales force fees	(1,885)	(1,343)	(408)
Other fees	(3,846)	(4,494)	(492)
Total expenses from fees and commissions	(115,264)	(130,097)	(119,772)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

31.       Net Financial Operating Income:

The gain (losses) from trading and brokerage activities is detailed as follows:

	2014	2015	2016
	MCh$	MCh$	MCh$
Income on trading securities	16,500	12,770	42,415
Gain (loss) from mark to market	3,420	(2,132)	9,554
Financial assets held-for-trading	19,920	10,638	51,969
Sale of available-for-sale instruments	18,102	8,861	65,320
Net (loss) gain of other transactions	(38)	1,687	752
Derivative instruments	(3,773)	19,096	5,604
Sale of loan portfolio	993	4,130	4,930
Total	35,204	44,412	128,575

32.       Foreign Exchange Transactions, net:

The detail of foreign exchange transactions is the following:

	2014	2015	2016
	MCh$	MCh$	MCh$
Indexed foreign currency	(18,744)	(177,468)	108,849
Translation difference, net	20,493	21,410	(6,074)
Gain (loss) from accounting hedges	68,476	213,376	(90,370)
Total	70,225	57,318	12,405

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

33.       Provisions for Loan Losses:

The changes during 2014, 2015 and 2016 are the following:

	Loans and	Loans to customers as of December 31, 2014
	advance to banks	Commercial loans	Mortgage loans	Consumer loans	Total	Financial Guarantees	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Provisions established:
Individual provisions	—	(54,027)	—	—	(54,027)	(1,629)	(55,656)
Group provisions	—	(46,061)	(8,497)	(198,017)	(252,575)	(120)	(252,695)
Provisions established net	—	(100,088)	(8,497)	(198,017)	(306,602)	(1,749)	(308,351)

Provisions released:
Individual provisions	476	—	—	—	—	—	476
Group provisions	—	—	—	—	—	—	—
Provisions released net	476	—	—	—	—	—	476

Recovery of written-off assets	—	14,272	2,152	29,885	46,309	—	46,309

Provisions net allowances for credit risk	476	(85,816)	(6,345)	(168,132)	(260,293)	(1,749)	(261,566)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

33.       Provisions for Loan Losses, continued:

	Loans and	Loans to customers as of December 31, 2015
	advance to banks	Commercial loans	Mortgage loans	Consumer loans	Total	Financial Guarantees	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Provisions established:
Individual provisions	—	(53,946)	—	—	(53,946)	(3,723)	(57,669)
Group provisions	—	(40,094)	(8,537)	(204,225)	(252,856)	(1,413)	(254,269)
Provisions established net	—	(94,040)	(8,537)	(204,225)	(306,802)	(5,136)	(311,938)

Provisions released:
Individual provisions	463	—	—	—	—	12,304	12,767
Group provisions	—	—	—	—	—	—	—
Provisions released net	463	—	—	—	—	12,304	12,767

Recovery of written-off assets	—	18,011	1,895	33,043	52,949	—	52,949

Provisions net allowances for credit risk	463	(76,029)	(6,642)	(171,182)	(253,853)	7,168	(246,222)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

33.       Provisions for Loan Losses, continued:

	Loans and	Loans to customers as of December 31, 2016
	advance to banks	Commercial loans	Mortgage loans	Consumer loans	Total	Financial Guarantees	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Provisions established:
Individual provisions	—	—	—	—	—	(5,944)	(5,944)
Group provisions	—	(45,462)	(6,932)	(261,838)	(314,232)	—	(314,232)
Provisions established net	—	(45,462)	(6,932)	(261,838)	(314,232)	(5,944)	(320,176)

Provisions released:
Individual provisions	94	7,924	—	—	7,924	2,575	10,593
Group provisions	—	—	—	—	—	3,478	3,478
Provisions released net	94	7,924	—	—	7,924	6,053	14,071

Recovery of written-off assets	—	13,017	2,350	31,475	46,842	—	46,842

Provisions net allowances for credit risk	94	(24,521)	(4,582)	(230,363)	(259,466)	109	(259,263)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

34.       Personnel Expenses:

Personnel expenses in 2014, 2015 and 2016 are detailed as follows:

	2014	2015	2016
	MCh$	MCh$	MCh$

Remuneration	201,411	216,337	228,681
Bonuses and incentives (*)	74,006	44,245	48,927
Variable Compensation	29,367	36,855	39,013
Lunch and health benefits	24,263	25,339	28,474
Gratifications	21,604	22,703	24,355
Staff severance indemnities	11,895	13,386	24,141
Training expenses	2,639	2,546	2,020
Other personnel expenses	19,327	19,977	22,307
Total	384,512	381,388	417,918

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

35.       Administrative Expenses:

As of December 31, 2014, 2015 and 2016, administrative expenses are detailed as follows:

	2014	2015	2016
	MCh$	MCh$	MCh$

General administrative expenses	178,796	194,159	209,299
Outsources services	47,221	47,932	46,923
Marketing expenses	29,917	32,509	32,781
Taxes, payroll taxes and contributions	11,711	12,513	14,161
Board expenses	2,892	2,861	3,180
Total	270,537	289,974	306,344

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

36.       Depreciation, Amortization and Impairment:

(a)         Amounts charged to income for depreciation and amortization during 2014, 2015 and 2016 are detailed as follows:

	2014	2015	2016
	MCh$	MCh$	MCh$

Depreciation and amortization
Depreciation of property and equipment (Note No.15a and Note No. 16)	22,149	21,206	24,694
Amortization of intangibles assets (Note No.14a)	10,638	10,616	10,881
Total	32,787	31,822	35,575

(b)         As of December 31, 2014, 2015 and 2016, the impairment loss is detailed as follows:

	2014	2015	2016
	MCh$	MCh$	MCh$

Impairment loss
Impairment loss on investment instruments	—	—	—
Impairment loss on property and equipment (Note No.15a)	1,965	204	274
Impairment loss on intangibles assets (Note No.14a)	120	59	—
Total	2,085	263	274

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

37.       Other Operating Income:

During 2014, 2015 and 2016, the Bank and its subsidiaries presented the following under other operating income:

	2014	2015	2016
	MCh$	MCh$	MCh$

Rental income	8,083	8,537	8,671
Credit card income	2,694	2,107	5,756
Expense recovery	3,788	3,386	3,242
Income for assets received in lieu of payment	1,223	1,569	2,978
Recovery from correspondent banks	2,525	2,980	2,909
Release of provisions for contingencies	—	280	120
Release of provisions	2,318	—	—
Other	6,580	6,627	4,899
Total	27,211	25,486	28,575

38.       Other Operating Expenses:

During 2014, 2015 and 2016, the Bank and its subsidiaries incurred the following other operating expenses:

	2014	2015	2016
	MCh$	MCh$	MCh$

Provisions for contingencies	7,750	6,360	6,880
Card administration	949	3,373	3,921
Provision for other assets	4,082	2,361	3,703
Write-offs for operating risks	5,076	4,844	3,359
Assets received in lieu of payment	12,852	—	—
Other	6,730	5,893	9,073
Total	37,439	22,831	26,936

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

39.       Related Party Transactions:

Related parties are considered to be those natural or legal persons who are in positions to directly or indirectly have significant influence through their ownership or management of the Bank and its subsidiaries.

According to the above, the Bank considers natural or legal persons to be related parties when they have direct or indirect participation through third parties’ participation in Bank ownership, where such participation exceeds 5% of the shares, and people who, regardless of ownership, have authority and responsibility for planning, management and control of the activities of the Bank or any of its subsidiaries.  Related parties are also companies in which the parties related by ownership or management authority to the Bank have share ownership that equals to or exceeds 5% or in which they hold position of director, general manager or an equivalent position.

Article 89 of the Chilean Corporations Law, which also applies to banks, provides that any transaction with a related party must take place in conditions of equity similar to those normally prevailing in the market.

Article 147 of the Chilean Corporations Law provides that a public company may only enter into transactions with related parties if it (i) contributes to the social interest, (ii) adjusts the price, terms and conditions to those prevailing in the market at the time of approval and (iii)  complies with the requirements and procedures stated in the same standard.

Moreover, Article 84 of the General Banking Law establishes limits for credits granted to related parties and prohibits granting loans to directors, managers or general representatives of the bank.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

39.       Related Party Transactions, continued:

(a)         Loans to related parties:

The following table details loans and accounts receivable and contingent loans, corresponding to related entities.

	Production Companies (*)		Investment Companies (**)		Individuals (***)		Total
	2015	2016	2015	2016	2015	2016	2015	2016
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Loans and accounts receivable:
Commercial loans	289,803	287,512	40,916	27,800	7,570	8,290	338,289	323,602
Residential mortgage loans	—	—	—	—	27,678	31,898	27,678	31,898
Consumer loans	—	—	—	—	5,682	6,494	5,682	6,494
Gross loans	289,803	287,512	40,916	27,800	40,930	46,682	371,649	361,994
Provision for loan losses	(921)	(924)	(79)	(45)	(248)	(292)	(1,248)	(1,261)
Net loans	288,882	286,588	40,837	27,755	40,682	46,390	370,401	360,733

Off balance sheet accounts:
Guarantees	11,501	12,943	46	44	—	—	11,547	12,987
Letters of credits	487	165	—	—	—	—	487	165
Foreign letters of credits	—	—	—	—	—	—	—	—
Banks guarantees	63,247	42,320	2,473	1,540	—	—	65,720	43,860
Immediately available credit lines	60,002	66,784	24,470	1,760	15,319	15,908	99,791	84,452
Total off balance sheet account	135,237	122,212	26,989	3,344	15,319	15,908	177,545	141,464
Provision for contingencies loans	(117)	(143)	(1)	(1)	—	—	(118)	(144)
Off balance sheet account, net	135,120	122,069	26,988	3,343	15,319	15,908	177,427	141,320

Amount covered by Collateral
Mortgage	88,140	93,050	7,619	7,452	39,657	48,272	135,416	148,774
Warrant	—	—	—	—	—	—	—	—
Pledge	—	2,900	—	—	3	3	3	2,903
Others (****)	84,913	26,330	11,873	8,816	1,704	1,737	98,490	36,883
Total collateral	173,053	122,280	19,492	16,268	41,364	50,012	233,909	188,560

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

39.       Related Party Transactions, continued:

(b)         Other assets and liabilities with related parties:

	2015	2016
	MCh$	MCh$
Assets
Cash and due from banks	222	51,222
Transactions in the course of collection	—	7,537
Derivative instruments	112,370	147,046
Financial assets	7,454	15,129
Other assets	32,028	50,691
Total	152,074	271,625

Liabilities
Demand deposits	139,313	194,503
Transactions in the course of payment	—	5,637
Cash collateral on securities lent and repurchase agreements	—	34,710
Savings accounts and time deposits	300,868	267,925
Derivative instruments	101,433	151,398
Borrowings from financial institutions	321,374	242,405
Other liabilities	11,617	60,307
Total	874,605	956,885

(c)          Income and expenses from related party transactions:

	2015		2016
	Income	Expense	Income	Expense
Type of income or expense recognized	MCh$	MCh$	MCh$	MCh$
Interest and revenue expenses	23,830	14,166	18,861	15,941
Fees and commission income	54,094	45,291	66,387	54,180
Net financial operating income (*)	276,154	224,328	466,614	468,137
Provision for credit risk	—	230	290	—
Operating expenses	—	115,231	—	85,979
Other income and expenses	486	29	458	30
Total	354,564	399,275	552,610	624,267

(*) The increase is due to derivative operations cleared by Comder Contraparte Central S.A. (related entity), whose operations began in July 2015. This process has implied that part of the derivative contracts, initially closed with a local counterpart bank (unrelated), have been novated to said institution to make a centralized clearing of the same.

(d)         Payments to key management personnel:

	2015	2016
	MCh$	MCh$
Remunerations	3,615	3,985
Short-term benefits	3,420	4,502
Contract termination indemnity	—	2,434
Stock-based benefits	—	—
Total	7,035	10,921

	N° of executives
Position	2015	2016
CEO	1	1
CEOs of subsidiaries	7	6
Division Managers	11	14
Total	19	21

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

39.       Related Party Transactions, continued:

(e)          Directors’ expenses and remunerations:

	Remunerations				Fees for attending Board meetings		Fees for attending Committees and Subsidiary Board meetings (1)		Consulting		Total
	2015		2016		2015	2016	2015	2016	2015	2016	2015	2016
Name of Directors	MCh$		MCh$		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Pablo Granifo Lavín	397	(*)	543	(*)	50	49	363	388	—	—	810	980
Andrónico Luksic Craig	162		169		12	11	—	—	—	—	174	180
Jorge Awad Mehech	54		56		25	27	102	97	—	—	181	180
Gonzalo Menéndez Duque	54		56		21	25	114	116	27	25	216	222
Jaime Estévez Valencia	54		56		26	27	128	141	—	—	208	224
Rodrigo Manubens Moltedo	54		56		26	23	56	46	—	—	136	125
Jorge Ergas Heymann	54		56		18	13	47	44	—	—	119	113
Francisco Pérez Mackenna	54		56		21	19	70	61	—	—	145	136
Thomas Fürst Freiwirth	54		56		20	20	41	37	—	—	115	113
Jean-Paul Luksic Fontbona	54		56		11	7	—	—	—	—	65	63
Others	—		—		—	—	153	150	—	—	153	150
Total	991		1,160		230	221	1,074	1,080	27	25	2,322	2,486

(1)         It includes fees paid to members of the Advisory Committee of Banchile Corredores de Seguros Ltda. of MCh$17 (MCh$17 in 2015).

(*) It includes a provision of MCh$374 (MCh$235 in 2015) for an incentive subject to achieving the Bank’s forecasted earnings.

Fees paid for advisory services to the Board of Directors amount to MCh$537 (MCh$409 in 2015).

Travel and other related expenses amount to MCh$146 (MCh$130 in 2015).

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

Complementary and in parallel, the PCU generates daily reports of Profit and Loss (“P&L”) and risk market exposure. These two kinds of reports allows for adequate control and consistency in the parameters used in valuations and backwards looking revisions.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

40.       Fair Value of Financial Assets and Liabilities, continued:

(f)           Judgmental analysis and information to Senior Management.

In particular, in cases where there are no market quotations for the instrument, similar transaction prices, nor indicative parameters, a reasoned analysis and specific controls should be made to estimate the fair value of the operation or transaction. Banco de Chile’s framework for fair value, described in the Fair Value Policy approved by the Board of Banco de Chile, establishes the approval level process required to operate these kinds of instruments, when there is no market information or fair value cannot be inferred from prices or rates.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

40.       Fair Value of Financial Assets and Liabilities, continued:

(i)             Fair value hierarchy, continued:

Valorization Techniques and Inputs:

Type of Financial Instrument	Valuation Method	Description: Inputs and Sources
Local Bank and Corporate Bonds	Discounted cash flows model

Prices are provided by third party price providers that are widely used in the Chilean market.

Model is based on a Base Yield (Central Bank Bonds) and issuer spread.

The model is based on daily prices and risk/maturity similarities between Instruments.

Offshore Bank and Corporate Bonds	Discounted cash flows model	Prices are provided by third party price providers that are widely used in the Chilean market. Model is based on daily prices.
Local Central Bank and Treasury Bonds	Discounted cash flows model	Prices are provided by third party price providers that are widely used in the Chilean market. Model is based on daily prices.
Mortgage Notes	Discounted cash flows model

Prices are provided by third party price providers that are widely used in the Chilean market.

Model is based on a Base Yield (Central Bank Bonds) and issuer spread.

The model takes into consideration daily prices and risk/maturity similarities between instruments.

Time Deposits	Discounted cash flows model	Prices are provided by third party price providers that are widely used in the Chilean market. Model is based on daily prices and considers risk/maturity similarities between instruments.
Cross Currency Swaps, Interest Rate Swaps, FX Forwards, Inflation Forwards	Discounted cash flows model

Zero Coupon rates are calculated by using the bootstrapping method over swap rates.

Offshore rates and spreads are obtained from third party price providers that are widely used in the Chilean market.

Forward Points, Inflation forecast and local swap rates are provided by market brokers that are widely used in the Chilean market.

FX Options	Black-Scholes Model	Prices for volatility surface estimates are obtained from market brokers that are widely used in the Chilean market.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

40.       Fair Value of Financial Assets and Liabilities, continued:

(ii)          Level hierarchy classification and figures

The following table shows the figures by hierarchy, for instruments recorded at fair value in the statement of financial position.

	Level 1		Level 2		Level 3		Total
	2015	2016	2015	2016	2015	2016	2015	2016
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets
Financial assets held-for-trading
From the Chilean government and Central Bank	122,920	82,560	126,996	399,786	—	—	249,916	482,346
Other instruments issued in Chile	10,420	673	565,210	887,594	18,028	8,960	593,658	897,227
Instruments issued abroad	—	385	—	—	—	—	—	385
Subtotal	133,340	83,618	692,206	1,287,380	18,028	8,960	843,574	1,379,958
Derivative contracts for trading purposes
Forwards	—	—	180,616	163,716	—	—	180,616	163,716
Swaps	—	—	739,777	709,091	—	—	739,777	709,091
Call options	—	—	1,878	1,558	—	—	1,878	1,558
Put options	—	—	680	1,584	—	—	680	1,584
Futures	—	—	—	—	—	—	—	—
Subtotal	—	—	922,951	875,949	—	—	922,951	875,949
Hedge derivative contracts
Fair value hedge (Swaps)	—	—	279	218	—	—	279	218
Cash flow hedge (Swaps)	—	—	203,892	63,482	—	—	203,892	63,482
Subtotal	—	—	204,171	63,700	—	—	204,171	63,700
Total	—	—	1,127,122	939,649	—	—	1,127,122	939,649
Financial assets available-for-sale(1)
From the Chilean government and Central Bank	15,321	—	71,187	59,200	—	—	86,508	59,200
Other instruments issued in Chile	—	—	742,986	238,038	96,125	76,059	839,111	314,097
Instruments issued abroad	81,644	1,173	—	—	—	—	81,644	1,173
Subtotal	96,965	1,173	814,173	297,238	96,125	76,059	1,007,263	374,470
Other assets
Mutual fund investments	23,080	25,823	—	—	—	—	23,080	25,823
Subtotal	23,080	25,823	—	—	—	—	23,080	25,823
Total	253,385	110,614	2,633,501	2,524,267	114,153	85,019	3,001,039	2,719,900

Financial liabilities
Derivative contracts for trading purposes
Forwards	—	—	204,354	136,101	—	—	204,354	136,101
Swaps	—	—	852,569	771,575	—	—	852,569	771,575
Call options	—	—	3,658	1,960	—	—	3,658	1,960
Put options	—	—	546	858	—	—	546	858
Futures	—	—	—	—	—	—	—	—
Other	—	—	—	—	—	—	—	—
Subtotal	—	—	1,061,127	910,494	—	—	1,061,127	910,494
Hedge derivative contracts
Fair value hedge (Swaps)	—	—	14,549	10,293	—	—	14,549	10,293
Cash flow hedge (Swaps)	—	—	3,666	45,722	—	—	3,666	45,722
Subtotal	—	—	18,215	56,015	—	—	18,215	56,015
Total	—	—	1,079,342	966,509	—	—	1,079,342	966,509

(1)         As of December 31, 2016, 89% of instruments of level 3 have denomination “Investment Grade”. Also, 100% of total of these financial instruments correspond to domestic issuers.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

40.       Fair Value of Financial Assets and Liabilities, continued:

(iii)       Level 3 Reconciliation

The following tables show the reconciliation between the beginning and ending balances of instruments classified as Level 3, whose fair value is reflected in the financial statements.

	2015
	Balance as of January 1, 2015	Gain (Loss) Recognized in Income (1)	Gain (Loss) Recognized in Equity (2)	Purchases	Sales	Transfer from Level 1 and 2	Transfer to Level 1 and 2	Balance as of December 31, 2015
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets
Financial assets held-for-trading:
Other instruments issued in Chile	1,401	(26)	—	18,055	(51)	—	(1,351)	18,028
Subtotal	1,401	(26)	—	18,055	(51)	—	(1,351)	18,028

Available-for-Sale Instruments:
Other instruments issued in Chile	179,378	11,230	(775)	213	(101,213)	13,336	(6,044)	96,125
Instruments issued abroad	1,938	103	56	—	(2,097)	—	—	—
Subtotal	181,316	11,333	(719)	213	(103,310)	13,336	(6,044)	96,125

Total	182,717	11,307	(719)	18,268	(103,361)	13,336	(7,395)	114,153

	2016
	Balance as of January 1, 2016	Gain (Loss) Recognized in Income (1)	Gain (Loss) Recognized in Equity (2)	Purchases	Sales	Transfer from Level 1 and 2	Transfer to Level 1 and 2	Balance as of December 31, 2016
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets
Financial assets held-for-trading:
Other instruments issued in Chile	18,028	28	—	8,946	(18,042)	—	—	8,960
Subtotal	18,028	28	—	8,946	(18,042)	—	—	8,960

Available-for-Sale Instruments:
Other instruments issued in Chile	96,125	(5,871)	818	19,324	(31,744)	111	(2,704)	76,059
Instruments issued abroad	—	—	—	—	—	—	—	—
Subtotal	96,125	(5,871)	818	19,324	(31,744)	111	(2,704)	76,059

Total	114,153	(5,843)	818	28,270	(49,786)	111	(2,704)	85,019

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

40.       Fair Value of Financial Assets and Liabilities, continued:

(iv)      Transfers between levels

The following tables show transfers between levels for financial assets and liabilities whose fair value is recorded in the consolidated financial statements:

Transfers from level 1 to level 2
2015
Financial assets	MCh$

Financial assets held-for-trading instruments
From the Chilean Government and Central Bank	—

Financial assets Available-for-sale instruments
From the Chilean Government and Central Bank	—

Transfers from level 2 to level 1
2015
Financial assets	MCh$

Financial assets held-for-trading instruments
From the Chilean Government and Central Bank	—

Financial assets Available-for-sale instruments
From the Chilean Government and Central Bank	15,322

Transfers from level 1 to level 2
2016
Financial assets	MCh$

Financial assets held-for-trading instruments
From the Chilean Government and Central Bank	—

Financial assets Available-for-sale instruments
From the Chilean Government and Central Bank	—

Transfers from level 2 to level 1
2016
Financial assets	MCh$

Financial assets held-for-trading instruments
From the Chilean Government and Central Bank	—

Financial assets Available-for-sale instruments
From the Chilean Government and Central Bank	15,217

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

40.       Fair Value of Financial Assets and Liabilities, continued:

(v)         Sensitivity of level 3 instruments to changes in key assumptions of the input parameters for the valuation model

The following table shows the impact on the fair value of Level 3 financial instruments using alternative assumptions that are reasonably possible.  It is believed that the positive and negative impacts are similar:

	As of December 31, 2015		As of December 31, 2016
	Level 3	Sensitivity to changes in key assumptions of models	Level 3	Sensitivity to changes in key assumptions of models
Financial Assets	MCh$	MCh$	MCh$	MCh$
Financial assets held-for-trading
Other instruments issued in Chile	18,028	(445)	8,960	(176)
Subtotal	18,028	(445)	8,960	(176)
Financial assets available-for-sale
Other instruments issued in Chile	96,125	(1,969)	76,059	(1,255)
Instruments issued abroad	—	—	—	—
Subtotal	96,125	(1,969)	76,059	(1,255)
Total	114,153	(2,414)	85,019	(1,431)

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

40.       Fair Value of Financial Assets and Liabilities, continued:

(vi)      Other assets and liabilities not measured at fair value

The following table summarizes the fair values of the Bank’s main financial assets and liabilities that are not recorded at fair value in the Statement of Financial Position. The values shown in this note do not attempt to estimate the value of the Bank’s income-generating assets, nor forecast their future behavior. The estimated fair value is as follows:

	Book Value		Fair Value
	2015	2016	2015	2016
	MCh$	MCh$	MCh$	MCh$
Assets
Cash and due from banks	1,361,222	1,408,167	1,361,222	1,408,167
Transactions in the course of collection	319,679	206,972	319,679	206,972
Cash collateral on securities borrowed and reverse repurchase agreements	46,164	55,703	46,164	55,703
Subtotal	1,727,065	1,670,842	1,727,065	1,670,842
Loans and advances to banks
Domestic banks	45,222	208,354	45,222	208,354
Chilean Central Bank	1,000,433	700,341	1,000,433	700,341
Foreign banks	349,889	264,492	349,889	264,492
Subtotal	1,395,544	1,173,187	1,395,544	1,173,187
Loans to customers, net
Commercial loans	14,101,661	14,226,761	13,859,949	13,998,477
Residential mortgage loans	6,374,981	6,892,019	6,625,557	7,313,953
Consumer loans	3,546,341	3,724,875	3,525,034	3,728,302
Subtotal	24,022,983	24,843,655	24,010,540	25,040,732
Total	27,145,592	27,687,684	27,133,149	27,884,761

Liabilities
Current accounts and other demand deposits	8,327,048	8,321,148	8,327,048	8,321,148
Transactions in the course of payment	35,475	25,702	35,475	25,702
Cash collateral on securities lent and reverse repurchase agreements	184,131	216,817	184,131	216,817
Saving accounts and time deposits	9,907,692	10,552,901	9,902,468	10,563,751
Borrowings from financial institutions	1,529,627	1,040,026	1,522,667	1,036,091
Other financial obligations	173,081	186,199	173,081	186,199
Subtotal	20,157,054	20,342,793	20,144,870	20,349,708
Debt issued
Letters of credit for residential purposes	39,568	28,893	41,849	30,918
Letters of credit for general purposes	6,813	4,021	7,206	4,303
Bonds	5,270,214	5,431,575	5,302,742	5,594,748
Subordinated bonds	785,613	713,438	788,883	720,455
Subtotal	6,102,208	6,177,927	6,140,680	6,350,424
Total	26,259,262	26,520,720	26,285,550	26,700,132

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

The table below sets forth the fair value of Financial Assets/Liabilities not measured at fair value on the balance sheet, for the years ended December 31, 2015 and 2016:

	Level 1		Level 2		Level 3		Total
	Estimated Fair Value		Estimated Fair Value		Estimated Fair Value		Estimated Fair Value
	2015	2016	2015	2016	2015	2016	2015	2016
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets
Cash and due from banks	1,361,222	1,408,167	—	—	—	—	1,361,222	1,408,167
Transactions in the course of collection	319,679	206,972	—	—	—	—	319,679	206,972
Receivables from repurchase agreements and security borrowing	46,164	55,703	—	—	—	—	46,164	55,703
Subtotal	1,727,065	1,670,842	—	—	—	—	1,727,065	1,670,842
Loans and advances to banks
Domestic banks	45,222	208,354	—	—	—	—	45,222	208,354
Central bank	1,000,433	700,341	—	—	—	—	1,000,433	700,341
Foreign banks	349,889	264,492	—	—	—	—	349,889	264,492
Subtotal	1,395,544	1,173,187	—	—	—	—	1,395,544	1,173,187
Loans to customers, net
Commercial loans	—	—	—	—	13,859,949	13,998,477	13,859,949	13,998,477
Residential mortgage loans	—	—	—	—	6,625,557	7,313,953	6,625,557	7,313,953
Consumer loans	—	—	—	—	3,525,034	3,728,302	3,525,034	3,728,302
Subtotal	—	—	—	—	24,010,540	25,040,732	24,010,540	25,040,732
Total	3,122,609	2,844,029	—	—	24,010,540	25,040,732	27,133,149	27,884,761

Liabilities
Current accounts and other demand deposits	8,327,048	8,321,148	—	—	—	—	8,327,048	8,321,148
Transactions in the course of payment	35,475	25,702	—	—	—	—	35,475	25,702
Payables from repurchase agreements and security lending	184,131	216,817	—	—	—	—	184,131	216,817
Savings accounts and time deposits	—	—	—	—	9,902,468	10,563,751	9,902,468	10,563,751
Borrowings from financial institutions	—	—	—	—	1,522,667	1,036,091	1,522,667	1,036,091
Other financial obligations	173,081	186,199	—	—	—	—	173,081	186,199
Subtotal	8,719,735	8,749,866	—	—	11,425,135	11,599,842	20,144,870	20,349,708
Debt Issued
Letters of credit for residential purposes	—	—	41,849	30,918	—	—	41,849	30,918
Letters of credit for general purposes	—	—	7,206	4,303	—	—	7,206	4,303
Bonds	—	—	5,302,742	5,594,748	—	—	5,302,742	5,594,748
Subordinate bonds	—	—	—	—	788,883	720,455	788,883	720,455
Subtotal	—	—	5,351,797	5,629,969	788,883	720,455	6,140,680	6,350,424
Total	8,719,735	8,749,866	5,351,797	5,629,969	12,214,018	12,320,297	26,285,550	26,700,132

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

	Effect of offsetting on balance sheet			Related amount not offset
	Gross amount	Amounts offset	Net amounts reported on the balance sheet	Financial Instruments	Financial Collateral	Net amount
As of December 31, 2015	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Derivative financial assets	1,127,122	—	1,127,122	(502,277)	(148,023)	476,822
Derivative financial liabilities	1,079,342	—	1,079,342	(502,277)	(190,563)	386,502

	Effect of offsetting on balance sheet			Related amount not offset
	Gross amount	Amounts offset	Net amounts reported on the balance sheet	Financial Instruments	Financial Collateral	Net amount
As of December 31, 2016	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Derivative financial assets	939,649	—	939,649	(588,360)	(54,336)	296,953
Derivative financial liabilities	966,509	—	966,509	(588,360)	(164,889)	213,260

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

	As of December 31, 2015
	Less than 12 months	Over 1 year	Total
	MCh$	MCh$	MCh$
Assets
Cash and due from banks	1,361,222	—	1,361,222
Transactions in the course of collection	319,679	—	319,679
Financial assets held-for-trading	843,574	—	843,574
Receivables from repurchase agreements and security borrowing	46,164	—	46,164
Derivative instruments	311,590	815,532	1,127,122
Loans in advance to banks (*)	1,366,247	29,650	1,395,897
Loans to customers (*)	10,206,846	14,366,580	24,573,426
Financial assets available-for-sale	573,000	434,263	1,007,263
Investments in other companies	—	25,849	25,849
Intangible assets	—	64,700	64,700
Property and equipment	—	215,671	215,671
Investment properties	—	15,042	15,042
Current tax assets	—	—	—
Deferred tax assets, net	—	129,192	129,192
Other assets	53,808	429,783	483,591
Total Assets	15,082,130	16,526,262	31,608,392

	As of December 31, 2016
	Less than 12 months	Over 1 year	Total
	MCh$	MCh$	MCh$
Assets
Cash and due from banks	1,408,167	—	1,408,167
Transactions in the course of collection	206,972	—	206,972
Financial assets held-for-trading	1,379,958	—	1,379,958
Receivables from repurchase agreements and security borrowing	55,703	—	55,703
Derivative instruments	300,021	639,628	939,649
Loans in advance to banks (*)	1,153,319	20,127	1,173,446
Loans to customers (*)	10,579,396	14,819,028	25,398,424
Financial assets available-for-sale	74,177	300,293	374,470
Investments in other companies	—	30,314	30,314
Intangible assets	—	65,036	65,036
Property and equipment	—	219,082	219,082
Investment properties	—	14,674	14,674
Current tax assets	6,657	—	6,657
Deferred tax assets, net	—	176,923	176,923
Other assets	58,066	404,791	462,857
Total Assets	15,222,436	16,689,896	31,912,332

(*)    The respective provisions, which amount to MCh$550,443 and MCh$554,769 in 2015 and 2016, respectively, for loans to customers and MCh$353 and MCh$259 for loans and advances to banks, have not been deducted from these balances.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

41.       Maturity of Assets and Liabilities, continued:

	As of December 31, 2015
	Less than 12 months	Over 1 year	Total
	MCh$	MCh$	MCh$
Liabilities
Current accounts and other demand deposits	8,327,048	—	8,327,048
Transactions in the course of payment	35,475	—	35,475
Payables from repurchase agreements and security lending	184,131	—	184,131
Saving accounts and time deposits	9,238,299	669,393	9,907,692
Derivative instruments	325,921	753,421	1,079,342
Borrowings from financial institutions	1,372,768	156,859	1,529,627
Debt issued	967,439	5,134,769	6,102,208
Other financial obligations	144,852	28,229	173,081
Current tax liabilities	—	24,714	24,714
Provisions	—	182,832	182,832
Employee benefits	—	74,791	74,791
Other liabilities	39,735	221,595	261,330
Total Liabilities	20,635,668	7,246,603	27,882,271

	As of December 31, 2016
	Less than 12 months	Over 1 year	Total
	MCh$	MCh$	MCh$
Liabilities
Current accounts and other demand deposits	8,321,148	—	8,321,148
Transactions in the course of payment	25,702	—	25,702
Payables from repurchase agreements and security lending	216,817	—	216,817
Saving accounts and time deposits	10,184,773	368,128	10,552,901
Derivative instruments	235,576	730,933	966,509
Borrowings from financial institutions	919,336	120,690	1,040,026
Debt issued	784,088	5,393,839	6,177,927
Other financial obligations	164,486	21,713	186,199
Current tax liabilities	—	—	—
Provisions	186,944	624	187,568
Employee benefits	25,539	57,806	83,345
Other liabilities	52,314	239,174	291,488
Total Liabilities	21,116,723	6,932,907	28,049,630

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

42.       Risk Management:

(1)         Introduction

The Bank’s risk management focuses on the specialization, knowledge and experience of its teams, which allows professionals to be dedicated to specific risk areas. Our policy is to maintain an integrated vision of risk management, focused on future developments and the current and projected economic environment, and driven by the measurement of the risk-return ratio of all products, offered by both the Bank and its subsidiaries.

Our credit policies and processes acknowledge the particularities of each market and segment, thus affording specialized treatment to each one of them. The integrated information generated for risk analysis is key to developing our strategic planning through which the goal is (i) to determine the level of risk tolerated for each line of business, (ii) to align strategies with the established risk level, (iii) to communicate to the Bank’s commercial areas the levels of risk desired, (iv) to develop models, processes and tools to carry out risk assessment, (v) to measure and control the evolution of risk in different lines and business areas and inform the Board as appropriate, and (vi) to propose action plans to relevant deviations from risk indicators and to ensure compliance with various standards and regulations.

(a)         Risk Management Structure

Credit and Market Risk Management, are present at all levels of the Organization, with a structure that recognizes the relevance of the different risk areas that exist.  The current levels are:

(i)  Board of Directors

The Board is responsible for the establishment and monitoring of the Bank’s risk management structure.  Due to the above, it is permanently informed regarding the evolution of the different risk areas, participating through its Finance, International and Market Risk Committee, Credit Committee, Portfolio Risk Committee, which check the status of credit and market risks.  In addition, it actively participates in each of them, informed of the status of the portfolio and participating in the strategic definitions that impact the quality of the portfolio.

Risk management policies are established in order to identify and analyze the risks faced by the Bank, to set adequate limits and controls and monitor risks and compliance with limits. The policies and risk management systems are regularly reviewed in order to reflect changes in market conditions and the Bank’s activities.  The Bank, through its standards and management procedures intends to develop a disciplined and constructive control environment in which all employees understand their roles and obligations.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

42.       Risk Management, continued:

(1)         Introduction, continued:

(a)         Risk Management Structure, continued:

(ii)          Finance, International and Market Risk Committee

This committee reviews exposures and financial risks. It estimates the potential impacts on the valuation of operations and / or financial results adversely affected by negative trends in the value of market variables or narrow liquidity. It also analyzes estimated results of certain financial positions and estimates the credit exposure of Treasury transactions (derivatives, bonds). It is responsible for designing policies and procedures related to limits and financial exposure alerts, and to ensure the correct and timely measurement, control and reporting of the same.

The Finance, International and Market Risk Committee comprises the Chairman, four Directors, the General Manager, the Manager of Corporate Risk Division, the Manager of the Corporate and Investment Banking Division, the Manager of Treasury Division and the Manager of Financial Risk Area. If appropriate, the committee may invite certain people to participate, permanently or occasionally, in one or more sessions.

The Committee meets in regular session once a month and may be extraordinarily summoned on request of the President, two Directors or the General Manager.

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

Within the Bank’s risk management structure, the highest approval authority is the Directors Credit Committee, which reviews weekly all approval applications in excess of UF 750,000. This Committee is comprised of the General Manager, Risk Division Manager of Corporate Credit, and at least three directors.

(iv)      Portfolio Risk Committee

The main function is to understand the evolution, composition, concentration and risk of the loan portfolio of the Bank’s different segments and subsidiaries. It is responsible for reviewing, approving and recommending to the Board of Directors, for final approval different portfolio evaluation methodologies, specific provision models, credit risk policies and any other additional provision models. It is also responsible for reviewing and analyzing the sufficiency of provisions for the Bank’s different segments and subsidiaries and to review guidelines and methodological advances for the development of internal models of credit risk, to monitor sector and segment risk concentration according to sectoral limits policy.

The Portfolio Risk Committee meets monthly and is comprised of the Chairman, two Directors, the General Manager, Corporate Risk Manager, Commercial Manager and the Chief of Intelligence Information Area. Area Managers from Retail Risk, Monitoring and Risk Management and Division Management and Financial Control are also involved as permanent guests. The Committee may be extraordinarily summoned by request of the Chairman, two Directors or the General Manager.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

42.       Risk Management, continued:

(1)         Introduction, continued:

(a)         Risk Management Structure, continued:

(v)         Corporate Credit Risk Division

The Corporate Credit Risk Division has a team with vast experience and knowledge in credit and market matters related to risks, which ensures comprehensive and consolidated management of the same, including the Bank and its subsidiaries.

Regarding the management of credit risk, the Corporate Credit Risk division continuously monitors the portfolio’s credit quality and is responsible for optimizing  the risk-return relationship for all customers, regardless of the segment to which they belong by managing and controlling the diverse steps in the credit process, including assessment, approval, monitoring and collection of previously granted loans.

(b)         Measurement Methodology

Credit risk is evaluated by monitoring provision levels and portfolio expenses to determine the credit quality of our portfolio.

Credit risk is primarily monitored based on limits established by the Board of Directors. These limits reflect the Bank’s business and market strategy, as well as the level of risk it is willing to accept, with additional emphasis on certain industries and economic sectors which are required to be analyzed in-depth.

The Bank’s General Manager receives on a daily basis, and the Finance, International and Market Risk Committee on a monthly basis, the evolution of the Bank’s price and liquidity risks, both according to internal metrics and those imposed by Regulators.

A provisions adequacy test is presented to the Board of Directors annually. The objective of this test is to assess whether the level of provisions in the Bank, both for the individual and the group portfolio, are sufficient, based on the historical losses or deterioration suffered by the portfolio. The Board should issue a formal opinion on its sufficiency.

(2)         Credit Risk

Credit risk is the risk that the Bank will incur if a customer or counterparty in a financial instrument does not fulfill its contractual obligations. This risk is mainly concentrated in receivable, financial investments and derivative instruments.

This risk is managed using a global, unified and forward-looking strategy, which recognizes the current and projected economic environment of the markets and segments in which our different businesses are developing and grants appropriate credit treatment to each such market or segment by using risk limits that we are willing to accept from counterparties.

It is therefore essential for the business and its management to integrate each operational segment to obtain an optimal balance between the risks assumed and the returns obtained. This involves allocating capital to each line of business and always ensuring compliance with the regulations and criteria defined by the Board of Directors, in order to maintain a suitable capital base for eventual losses that may arise from credit exposure.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

42.       Risk Management, continued:

(2)         Credit Risk, continued

Counterparty limits are established by analyzing financial information, risk ratings, the nature of the exposure, documentation, guarantees, market conditions and the pertinent industry sector, among other factors. The process of monitoring also includes identifying in advance any possible changes in counterparty’s payment capacity, which enables us to evaluate the potential loss resulting from these risks and take corrective actions.

(a)         Approval Process

In the approval process, different parameters are used to evaluate creditworthiness, the payment capacity and the financial structure of the clients, depending on the segment (Retailer, Wholesaler). The areas involved in each approval process are the following:

•                  Politics, rules and procedures

•                  Specialization and experience level of participant of the process

•                  Types and depth of technological platforms required

•                  Type of model/indicators predictive for each segments

It should be noted that credit risk management in the Retail and Wholesale segments includes a specialized consolidated process and technology, in credit approval.

Retail Segment

The following are the types of approval models:

Automated Model: This model is mainly focused on the segment of natural persons with no commercial business, and making distinctions for Credichile and Banco de Chile banks. The Bank has automated evaluation models, which allows it to qualify three relevant dimensions in the admission process: policies, scoring and debt parameters.

Parametric Model: This methodology is used for individuals in the PYME segment (SME). This model considers the evaluation of customers based on three pillars: payment behavior both, internal and external; financial reporting analysis and evaluation of business of each client, including experience of its owners and management.

This evaluation process provides a category that qualifies the credit quality of the client through a rating, which is directly linked to the credit allocations required to approve each operation.

Pre-approved model: Considering the available information of the clients, it requires a massive evaluation process to generate pre-approved credit offers, with different strategies for each segment and customer niche.  These processes constitute proactive and efficient management.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

42.       Risk Management, continued:

(2)         Credit Risk, continued:

(a)         Approval Process, continued:

Wholesale Segment

This segment applies the case-by-case model, which consists of an individual assessment with specialized knowledge that considers, among other variables, the level of risk, deadlines, amounts, products, complexity, financial analysis, guarantees and business perspectives. This process is also supported in most cases by a rating model, which gives greater consistency in the assessment of the client and its economic group, establishing in turn, the level of attributions necessary for the approval of credit risk required.

For the case-by-case evaluation, there are specialized areas in some segments that, by their nature, require expert knowledge (real estate, construction, agriculture, finance, international and ad hoc specialized advisory services). This process is also supported by the development of operational tools specially designed according to the particular characteristics of the businesses and their respective risks.

(b)         Control and Follow up

The Bank has, within its organizational structure, areas dedicated to follow-up, which have developed methodologies and tools for the various segments in which Banco de Chile participates. These tools are systematically applied, allowing for adequate management of the Bank’s credit portfolio.

In the retail segment, control and monitoring of the Portfolio’s credit risk occurs through the permanent monitoring of customers and market trends, which enables  this segment to determine the corrective measures and adjustments necessary to maintain the desired levels of risk. For this purpose, reports are prepared that address the expected loss of the portfolio, the analysis of new clients and the past due general portfolio with special monitoring of products, segments and approval standards. At the same time, statistical models have been developed to support the correct credit assessment, which are closely monitored through back-test analysis, stability of variables and segmentation, among others, thus ensuring their accurate predictive capacity.

In the wholesale segment, the main processes of centralized monitoring are the systematic monitoring of alerts on financial indicators and behavior variables and the management of portfolio classifications. Along with the above, portfolio management is carried out under special monitoring, which makes it possible to establish action plans for companies that present activated risk alerts, as well as follow-up on short-term market issues that require a special portfolio review. In addition, there are other follow-up efforts aimed at monitoring compliance with pre-established conditions in the credit approval stage, such as covenants, coverage of guarantees, conditions and special restrictions on credit approval, among others.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

42.       Risk Management, continued:

(2)         Credit Risk, continued:

(d)         Portfolio Concentration

The maximum exposure to credit risk without taking into account guarantees or other credit enhancements by client or counterparty as of December 31, 2016 and 2015 does not exceed 10% of the Bank’s effective equity.

The following tables show credit risk exposure per balance sheet item, including derivatives, detailed by both geographic region and industry sector as of December 31, 2015:

	Chile	United States	Brazil	Other	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets
Cash and Due from Banks	793,261	543,492	—	24,469	1,361,222
Financial Assets held-for-trading
From the Chilean Government and Central Bank of Chile	249,916	—	—	—	249,916
Other instruments issued in Chile	593,658	—	—	—	593,658
Instruments issued abroad	—	—	—	—	—
Subtotal	843,574	—	—	—	843,574
Cash collateral on securities borrowed and reverse repurchase agreements	46,164	—	—	—	46,164
Derivative Contracts for Trading Purposes
Forwards	154,367	4,800	—	21,449	180,616
Swaps	534,356	111,636	—	93,785	739,777
Call Options	1,878	—	—	—	1,878
Put Options	680	—	—	—	680
Futures	—	—	—	—	—
Others	—	—	—	—	—
Subtotal	691,281	116,436	—	115,234	922,951
Hedge Derivative Contracts
Forwards	—	—	—	—	—
Swaps	48,133	47,378	—	108,660	204,171
Call Options	—	—	—	—	—
Put Options	—	—	—	—	—
Futures	—	—	—	—	—
Others	—	—	—	—	—
Subtotal	48,133	47,378	—	108,660	204,171
Loans and advances to Banks (before allowances)
Central Bank of Chile	1,000,433	—	—	—	1,000,433
Domestic Banks	45,258	—	—	—	45,258
Foreign Banks	—	—	190,150	160,056	350,206
Subtotal	1,045,691	—	190,150	160,056	1,395,897
Loans to Customers (before allowances for loans losses)
Commercial loans	14,222,295	21,261	23,333	154,276	14,421,165
Residential mortgage loans	6,404,986	—	—	—	6,404,986
Consumer loans	3,747,275	—	—	—	3,747,275
Subtotal	24,374,556	21,261	23,333	154,276	24,573,426
Financial Assets Available-for-Sale
From the Chilean Government and Central Bank of Chile	86,508	—	—	—	86,508
Other instruments issued in Chile	839,111	—	—	—	839,111
Instruments issued abroad	—	81,644	—	—	81,644
Subtotal	925,619	81,644	—	—	1,007,263
Financial assets held-to-Maturity	—	—	—	—	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

42.       Risk Management, continued:

(2)         Credit Risk, continued:

	Financial Services	Government	Retail (Individuals)	Trade	Manufacturing	Mining	Electricity, Gas and Water	Agriculture and Livestock	Fishing	Transportation and Telecom	Construction	Services	Other	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets
Cash and Due from Banks	1,249,892	111,330	—	—	—	—	—	—	—	—	—	—	—	1,361,222
Financial Assets held-for-trading
From the Chilean Government and Central Bank of Chile	—	249,916	—	—	—	—	—	—	—	—	—	—	—	249,916
Other instruments issued in Chile	593,658	—	—	—	—	—	—	—	—	—	—	—	—	593,658
Instruments issued abroad	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	593,658	249,916	—	—	—	—	—	—	—	—	—	—	—	843,574
Cash collateral on securities borrowed and reverse repurchase Agreements Payables	12,473	—	—	3,264	797	4,893	19,830	282	—	3,841	228	—	556	46,164
Derivative Contracts for Trading Purposes
Forwards	170,420	—	—	2,088	4,906	111	47	2,192	8	53	739	52	—	180,616
Swaps	629,455	—	—	17,538	21,271	20,485	30,361	9,926	4,664	2,214	2,597	1,266	—	739,777
Call Options	161	—	—	1,047	301	—	—	306	—	29	—	34	—	1,878
Put Options	1	—	—	616	36	—	—	11	—	—	—	16	—	680
Futures	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	800,037	—	—	21,289	26,514	20,596	30,408	12,435	4,672	2,296	3,336	1,368	—	922,951
Hedge Derivative Contracts
Forwards	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Swaps	204,171	—	—	—	—	—	—	—	—	—	—	—	—	204,171
Call Options	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Put Options	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Futures	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	204,171	—	—	—	—	—	—	—	—	—	—	—	—	204,171
Loans and advances to Banks
Central Bank of Chile	—	1,000,433	—	—	—	—	—	—	—	—	—	—	—	1,000,433
Domestic banks	45,258	—	—	—	—	—	—	—	—	—	—	—	—	45,258
Foreign banks	350,206	—	—	—	—	—	—	—	—	—	—	—	—	350,206
Subtotal	395,464	1,000,433	—	—	—	—	—	—	—	—	—	—	—	1,395,897
Loans to Customers, Net
Commercial loans	2,130,946	—	—	2,349,564	1,626,516	545,375	473,172	1,185,113	351,531	1,668,628	1,585,940	1,668,346	836,034	14,421,165
Residential mortgage loans	—	—	6,404,986	—	—	—	—	—	—	—	—	—	—	6,404,986
Consumer loans	—	—	3,747,275	—	—	—	—	—	—	—	—	—	—	3,747,275
Subtotal	2,130,946	—	10,152,261	2,349,564	1,626,516	545,375	473,172	1,185,113	351,531	1,668,628	1,585,940	1,668,346	836,034	24,573,426
Financial Assets Available-for-Sale
From the Chilean Government and Central Bank of Chile	—	86,508	—	—	—	—	—	—	—	—	—	—	—	86,508
Other instruments issued in Chile	716,265	—	—	23,407	—	8,436	38,190	51,096	—	—	1,717	—	—	839,111
Instruments issued abroad	81,644	—	—	—	—	—	—	—	—	—	—	—	—	81,644
Subtotal	797,909	86,508	—	23,407	—	8,436	38,190	51,096	—	—	1,717	—	—	1,007,263
Financial assets held-to-Maturity	—	—	—	—	—	—	—	—	—	—	—	—	—	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

42.       Risk Management, continued:

(2)         Credit Risk, continued:

The following tables show credit risk exposure per balance sheet item, including derivatives, detailed by both geographic region and industry sector as of December 31, 2016:

	Chile	United States	Brazil	Other	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets
Cash and Due from Banks	792,398	533,765	11	81,993	1,408,167
Financial Assets held-for-trading
From the Chilean Government and Central Bank of Chile	482,346	—	—	—	482,346
Other instruments issued in Chile	897,227	—	—	—	897,227
Instruments issued abroad	—	385	—	—	385
Subtotal	1,379,573	385	—	—	1,379,958
Cash collateral on securities borrowed and reverse repurchase agreements	55,703	—	—	—	55,703
Derivative Contracts for Trading Purposes
Forwards	128,404	12,177	—	23,135	163,716
Swaps	462,501	105,408	—	141,182	709,091
Call Options	1,558	—	—	—	1,558
Put Options	1,584	—	—	—	1,584
Futures	—	—	—	—	—
Others	—	—	—	—	—
Subtotal	594,047	117,585	—	164,317	875,949
Hedge Derivative Contracts
Forwards	—	—	—	—	—
Swaps	1	16,836	—	46,863	63,700
Call Options	—	—	—	—	—
Put Options	—	—	—	—	—
Futures	—	—	—	—	—
Others	—	—	—	—	—
Subtotal	1	16,836	—	46,863	63,700
Loans and advances to Banks (before allowances)
Central Bank of Chile	700,341	—	—	—	700,341
Domestic banks	208,403	—	—	—	208,403
Foreign banks	—	—	122,913	141,789	264,702
Subtotal	908,744	—	122,913	141,789	1,173,446
Loans to Customers (before allowances for loans losses)
Commercial loans	14,388,657	—	14,075	96,303	14,499,035
Residential mortgage loans	6,924,766	—	—	—	6,924,766
Consumer loans	3,974,623	—	—	—	3,974,623
Subtotal	25,288,046		14,075	96,303	25,398,424
Financial Assets Available-for-Sale
From the Chilean Government and Central Bank of Chile	59,200	—	—	—	59,200
Other instruments issued in Chile	314,097	—	—	—	314,097
Instruments issued abroad	—	—	—	1,173	1,173
Subtotal	373,297	—	—	1,173	374,470
Financial assets held-to-Maturity	—	—	—	—	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

42.       Risk Management, continued:

(2)         Credit Risk, continued:

	Financial Services	Government	Retail (Individuals)	Trade	Manufacturing	Mining	Electricity, Gas and Water	Agriculture and Livestock	Fishing	Transportation and Telecom	Construction	Services	Other	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets
Cash and Due from Banks	707,826	700,341	—	—	—	—	—	—	—	—	—	—	—	1,408,167
Financial Assets held-for-trading
From the Chilean Government and Central Bank of Chile	—	482,346	—	—	—	—	—	—	—	—	—	—	—	482,346
Other instruments issued in Chile	897,227	—	—	—	—	—	—	—	—	—	—	—	—	897,227
Instruments issued abroad	385	—	—	—	—	—	—	—	—	—	—	—	—	385
Subtotal	897,612	482,346	—	—	—	—	—	—	—	—	—	—	—	1,379,958
Cash collateral on securities borrowed and reverse repurchase Agreements Payables	6,280	—	—	20,154	6,259	2,978	14,236	19	531	3,800	—	—	1,446	55,703
Derivative Contracts for Trading Purposes
Forwards	80,886	—	—	4,698	4,651	179	121	182	7	403	12	72,577	—	163,716
Swaps	627,621	—	—	30,806	2,910	28,864	9,488	5,234	353	—	2,007	1,808	—	709,091
Call Options	732	—	—	451	285	—	—	90	—	—	—	—	—	1,558
Put Options	835	—	—	591	153	—	—	2	—	—	—	3	—	1,584
Futures	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	710,074	—	—	36,546	7,999	29,043	9,609	5,508	360	403	2,019	74,388	—	875,949
Hedge Derivative Contracts
Forwards	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Swaps	63,700	—	—	—	—	—	—	—	—	—	—	—	—	63,700
Call Options	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Put Options	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Futures	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	63,700	—	—	—	—	—	—	—	—	—	—	—	—	63,700
Loans and advances to Banks
Central Bank of Chile	—	700,341	—	—	—	—	—	—	—	—	—	—	—	700,341
Domestic banks	208,403	—	—	—	—	—	—	—	—	—	—	—	—	208,403
Foreign banks	264,702	—	—	—	—	—	—	—	—	—	—	—	—	264,702
Subtotal	473,105	700,341	—	—	—	—	—	—	—	—	—	—	—	1,173,446
Loans to Customers, Net
Commercial loans	2,116,203	—	—	2,243,474	1,561,737	432,822	566,438	1,184,869	264,042	1,636,994	1,647,862	1,937,428	907,166	14,499,035
Residential mortgage loans	—	—	6,924,766	—	—	—	—	—	—	—	—	—	—	6,924,766
Consumer loans	—	—	3,974,623	—	—	—	—	—	—	—	—	—	—	3,974,623
Subtotal	2,116,203	—	10,899,389	2,243,474	1,561,737	432,822	566,438	1,184,869	264,042	1,636,994	1,647,862	1,937,428	907,166	25,398,424
Financial Assets Available-for-Sale
From the Chilean Government and Central Bank of Chile	—	59,200	—	—	—	—	—	—	—	—	—	—	—	59,200
Other instruments issued in Chile	191,674	—	—	52,638	—	7,943	10,690	51,152	—	—	—	—	—	314,097
Instruments issued abroad	1,173	—	—	—	—	—	—	—	—	—	—	—	—	1,173
Subtotal	192,847	59,200	—	52,638	—	7,943	10,690	51,152	—	—	—	—	—	374,470
Financial assets held-to-Maturity	—	—	—	—	—	—	—	—	—	—	—	—	—	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

42.       Risk Management, continued:

(2)         Credit Risk, continued:

(e)          Collateral and Other Credit Enhancements

The amount and type of guarantee required depends on the credit risk assessment of the counterparty.

The Bank has guidelines regarding the acceptability of types of guarantees and valuation parameters.

The main types of guarantees obtained are:

•                  For commercial loans: Residential and non-residential real estate, liens and inventory.

•                  For retail loans: Mortgages on residential property.

The Bank also obtains guarantees from parent companies for loans granted to their subsidiaries.

Management ensures its guarantees are acceptable according to both external standards and internal policy guidelines and parameters. The Bank has approximately 214,400 guarantees, the majority of which consist of real estate.

The following is a table with the guarantee values as of December 31, 2015 and 2016:

		Fair value of collateral and credit enhancements held as of December 31, 2015
	Maximum exposure to credit risk	Mortgages	Pledge (*)	Securities	Warrants	Others	Net collateral	Net exposure
Loans to customers:	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Corporate lending	11,033,269	2,090,295	75,436	464,998	4,854	358,086	2,993,669	8,039,600
Small business lending	3,387,896	2,017,450	32,428	34,853	85	47,844	2,132,660	1,255,236
Consumer lending	3,747,275	247,330	1,460	2,872	—	18,390	270,052	3,477,223
Mortgage lending	6,404,986	5,573,300	122	598	—	—	5,574,020	830,966
Total	24,573,426	9,928,375	109,446	503,321	4,939	424,320	10,970,401	13,603,025

		Fair value of collateral and credit enhancements held as of December 31, 2016
	Maximum exposure to credit risk	Mortgages	Pledge (*)	Securities	Warrants	Others	Net collateral	Net exposure
Loans to customers:	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Corporate lending	10,663,260	2,240,502	69,466	442,285	3,493	349,560	3,105,306	7,557,954
Small business lending	3,835,775	2,301,924	32,138	27,461	—	54,534	2,416,057	1,419,718
Consumer lending	3,974,623	252,984	1,096	2,492	—	17,352	273,924	3,700,699
Mortgage lending	6,924,766	6,419,357	69	252	—	—	6,419,678	505,088
Total	25,398,424	11,214,767	102,769	472,490	3,493	421,446	12,214,965	13,183,459

(*)  Includes agricultural and industrial pledges and pledges without conveyance

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

42.       Risk Management, continued:

(2)         Credit Risk, continued:

(e)          Collateral and Other Credit Enhancements, continued:

The Bank also uses the following mitigating tactics for credit risk on derivative transactions:

•                  Acceleration of transactions and net payment using market values at the date of default of one of the parties.

•                  Option of both parties to terminate early any transactions with a counterparty at a given date, using for this the market values of these options at the respective date.

•                  Margins established with time deposits by customers that close FX forwards with subsidiary Banchile Corredores de Bolsa S.A.

The value of the guarantees that the Bank maintains related to placements individually classified as impaired as of December 31, 2015 and 2016 is Ch$118,464 million and Ch$129,066 million, respectively.

The value of the guarantees that the Bank maintains related to non-impaired loans as of December 31, 2015 and 2016 is Ch$283,718 million and Ch$305,666 million, respectively.

(f)           Credit Quality by Asset Class

The Bank determines the credit quality of financial assets using internal credit ratings. The rating process is linked to the approval and monitoring processes carried out according to the risk categories established by the current standards, making permanent updates according to favorable or unfavorable developments presented by customers, considering aspects of commercial and payment behavior, as well as financial information.

The Bank also conducts reviews of companies in certain industry sectors that are affected by macroeconomic or sector-specific variables.  In this way, in due course, it can establish the level of provisions necessary and sufficient to cover losses due to non-recoverable credits granted.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

42.       Risk Management, continued:

(2)         Credit Risk, continued:

(f)           Credit Quality by Asset Class, continued:

The following table shows credit quality by asset class for balance sheet items, based on the Bank’s credit rating system.

	As of December 31, 2015
	Individual Portfolio			Group Portfolio
	Normal	Substandard	Non- complying	Normal	Non- complying	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets
Loans and advances to banks
Central Bank of Chile	1,000,433	—	—	—	—	1,000,433
Domestic banks	45,258	—	—	—	—	45,258
Foreign banks	350,206	—	—	—	—	350,206
Total	1,395,897	—	—	—	—	1,395,897
Loans to customers (before allowances for loan losses)
Commercial loans	11,543,265	175,066	277,710	2,211,104	214,020	14,421,165
Residential mortgage loans	—	—	—	6,287,820	117,166	6,404,986
Consumer loans	—	—	—	3,473,296	273,979	3,747,275
Total	11,543,265	175,066	277,710	11,972,220	605,165	24,573,426

	As of December 31, 2016
	Individual Portfolio			Group Portfolio
	Normal	Substandard	Non- complying	Normal	Non- complying	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets
Loans and advances to banks
Central Bank of Chile	700,341	—	—	—	—	700,341
Domestic banks	208,403	—	—	—	—	208,403
Foreign banks	264,702	—	—	—	—	264,702
Total	1,173,446	—	—	—	—	1,173,446
Loans to customers (before allowances for loan losses)
Commercial loans	11,390,263	196,815	201,790	2,518,008	192,159	14,499,035
Residential mortgage loans	—	—	—	6,784,614	140,152	6,924,766
Consumer loans	—	—	—	3,723,550	251,073	3,974,623
Total	11,390,263	196,815	201,790	13,026,172	583,384	25,398,424

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

42.       Risk Management, continued:

(2)         Credit Risk, continued:

(f)           Credit Quality by Asset Class, continued:

Substandard and Non-Complying loans

The following table shows the conciliation between Normal and Impaired Portfolio and classification criteria of impaired loans, which includes some categories of substandard loans:

	December	December
	2015	2016
	MCh$	MCh$
Individual Portfolio
Substandard (categories B1 — B4)	175,066	196,815
Non-complying (categories C1 — C6)	277,710	201,790
Group Portfolio
Non-complying	605,165	583,384
Total substandard and non-complying categories (from B1 to C6)	1,057,941	981,989
Total impaired loans (categories B3 — C6)	(940,785)	(868,077)
Normal portfolio (categories B1 — B2)	117,156	113,912

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

— Debtors with obvious signs of possible bankruptcy, as well as those debtors where a forced restructuring of debt is necessary to avoid default

— These categories comprise all loans outstanding from debtors that have at least one installment payment of interest or principal overdue for 90 days or more

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

42.       Risk Management, continued:

(2)         Credit Risk, continued:

(f)           Credit Quality by Asset Class, continued:

The following tables below provide details of financial assets past due as of December 31, 2015 and 2016, listed by their first past-due date.

The detailed amounts include installments that are overdue, plus the remaining balance of principal and interest on such loans.

Terms:

Default 1:  1 to 29 days

Default 2:  30 to 59 days

Default 3:  60 to 89 days

As of December 31, 2015:

	Default 1	Default 2	Default 3
	MCh$	MCh$	MCh$
Loans and advances to banks	15,354	—	—
Subtotal past-due loans and advances to banks	15,354	—	—
Commercial loans	152,739	59,428	19,346
Import-export financing	19,437	1,255	6,096
Factoring transactions	36,917	5,093	2,757
Commercial lease transactions	37,837	8,149	2,145
Other loans and receivables	1,021	440	407
Residential mortgage loans	132,767	53,915	22,279
Consumer loans	225,577	90,188	33,864
Subtotal past-due loans to customers	606,295	218,468	86,894
Total	621,649	218,468	86,894

As of December 31, 2016:

	Default 1	Default 2	Default 3
	MCh$	MCh$	MCh$
Loans and advances to banks	18,495	—	—
Subtotal past-due loans and advances to banks	18,495	—	—
Commercial loans	133,959	41,561	17,512
Import-export financing	16,621	1,195	146
Factoring transactions	32,603	4,677	641
Commercial lease transactions	46,802	8,683	5,638
Other loans and receivables	1,482	703	284
Residential mortgage loans	142,663	46,908	24,729
Consumer loans	222,041	95,934	37,218
Subtotal past-due loans to customers	596,171	199,661	86,168
Total	614,666	199,661	86,168

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

42.       Risk Management, continued:

(2)         Credit Risk, continued:

(f)           Credit Quality by Asset Class, continued:

As of December 31, the aging analysis of loans is as follows:

		Past due but not impaired(*)
As of	Neither past due or impaired	Up to 30 days	Over 30 days and up to 60 days	Over 60 days and up to 90 days	Over 90 days	Total
December 31,	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
2015	23,015,178	460,401	121,272	34,864	926	23,632,641
2016	23,852,205	518,369	126,177	32,936	658	24,530,347

(*) These amounts include installments that are overdue, plus the remaining balance of principal and interest on such loans.

(g)          Assets Received in Lieu of Payment

The Bank has received assets in lieu of payment totaling MCh$7,626 and MCh$14,835 as of December 31, 2015 and 2016, respectively, the majority of which are properties.  All of these assets are managed for sale.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

42.       Risk Management, continued:

(2)         Credit Risk, continued:

(h)         Renegotiated Assets

The impaired loans are considered to be renegotiated when the corresponding financial commitments are restructured and the Bank assesses the probability of recovery as sufficiently high.

The following table details the book value of loans with renegotiated terms per financial asset class:

	2015	2016
	MCh$	MCh$
Financial assets
Loans and advances to banks
Domestic banks	—	—
Foreign banks	—	—
Subtotal	—	—
Loans to customers, net
Commercial loans	238,491	172,255
Residential mortgage loans	18,186	17,466
Consumer loans	335,489	358,023
Subtotal	592,166	547,744
Total renegotiated financial assets	592,166	547,744

The Bank evaluates allowances loan losses in two segments: individually assessed allowances loan losses and group assessed allowances loan losses, which are described in more detail in Note 2(h).

Complementary Information

The renegotiated portfolio of Banco de Chile represents 2.16% of the total loans and the redefault rate of these loans for retail segment is 32.44% as of December 31, 2016 (the Bank does not have this information for other segments for internal purposes).

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

(h)         Renegotiated Assets, continued

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

42.       Risk Management, continued:

(3)         Market Risk

Market Risk is referred to as the potential loss the Bank may incur due to the absence of liquidity (Liquidity risk) or due to an adverse change in the value of market variables (Price risk).

(a) Liquidity Risk

Liquidity Risk: Measurement and Limits

The Bank manages Liquidity risk separately for each category that this risk encompasses: Trading Liquidity risk and Funding Liquidity risk.

Trading Liquidity risk was considered in the past as the inability of the Bank to generate cash from selling assets in an expedited way, but nowadays the concept has been extended to include the inability to close financial exposures at current market prices. The former is managed by establishing a minimum amount of liquid assets, referred to as liquidity buffer (which is composed of cash free of compliance with reserve requirements, government bonds or short-term bank’s CDs), and the latter by establishing limits for different market factors and tenors that generate price risks. These limits are established for positions that are part of the Trading book only, since the changes in the value of these positions impact the P&L statement. Moreover, whenever the Bank holds trading positions that are not liquid enough given that their size exceeds the normal daily trading liquidity observed in the secondary markets, a negative impact is included in the P&L statement in order to actually reflect the lack of trading liquidity; this concept is referred to as Market Value Adjustment.

Funding Liquidity is controlled and limited using the internal report referred to as MAR (Market Access Report), which is the estimation of the expected net cash flows within a period of time considering business-as-usual market conditions. The report is produced separately by single currency, for the next 30 and 90 day periods, considering permanent holding of almost all assets (with the exception of the amount of bonds above the minimum liquidity buffer, which are considered available for cash generation), the run-off of the whole funding borrowed from wholesale customers provided through time deposits and the retail business. Therefore, the MAR number reflects the amount of money the Treasury should raise daily from institutional investors and retail customers in order to cover funding for holding bonds and loan portfolios. MAR limits are established assuming that under stress scenarios and full utilization, the Bank is able to meet the liquidity risk appetite target defined in the Liquidity Risk Management Policy.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

42.       Risk Management, continued:

(3)         Market Risk, continued:

(a) Liquidity Risk, continued:

The use of MAR in 2016 is illustrated below (LCCY = local currency; FCCY = foreign currency):

	MAR LCCY + FCCY MMM$		MAR FCCY MMUS$
	1 – 30 days	1 – 90 days	1 – 30 days	1 – 90 days
Maximum	3,614	6,142	1,849	3,355
Minimum	1,451	3,669	398	998
Average	2,841	5,043	1,077	2,224

The Bank also monitors the amount of assets denominated in local currency that is funded by liabilities denominated in foreign currency, including all tenors. This metric is referred to as Cross Currency Funding. The Bank oversees and limits this amount in order to take precautions against not only a Banco de Chile event but also against a systemic adverse environment generated by a country risk event.

The use of Cross Currency Funding within year 2016 is illustrated below:

Cross Currency Funding MMUS$
Maximum	2,751
Minimum	539
Average	1,643

Additionally, the Bank prevents itself from funding concentration by measuring concentration by fund provider class, type of instrument, maturity profile, currency, etc., utilizing thresholds that alert abnormal or imprudent behaviors which are outside the expected ranges.

Moreover, the state of some financial ratios is continuously monitored in order to detect structural changes of the balance sheet profile. As an example, the status/level of the following ratios for the year 2016 is illustrated below:

	Liquid Assets/ Net Funding <1y	Liabilities>1y/ Assets >1y	Deposits/ Loans
Maximum	129%	74%	63%
Minimum	108%	72%	60%
Average	116%	73%	62%

Some market indices, prices and monetary decisions made by the Central Bank of Chile are also monitored in order to detect early structural market conditions changes that may trigger a liquidity shortage or even a financial crisis.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

42.       Risk Management, continued:

(3)   Market Risk, continued:

(a) Liquidity Risk, continued:

Finally, the Bank also takes advantage of some regulatory reports introduced by the local authorities in 2015. The reports are currently only in place for reporting purposes but the banks are expecting that the regulator will impose some limits by 2017. These include the LCR (Liquidity Coverage Ratio, which in the case of Chile the reserve may be part of the High Quality Liquid Assets “HQLA”), the NSFR (Net Stable Funding Ratio), liability renewal rate classified by type of fund provider and liability concentration by type of instruments.

Within the regulatory reports, the Bank utilizes the C46, which was introduced several years ago but was enhanced in 2015. Formerly known as C08 index, this report includes the expected net cash flows within the next 12 months as the result of contractual maturity for almost all assets and liabilities (the liquidity generated by debt instruments is permitted to be reported prior to the instrument’s contractual maturity, with the exception of those classified as held-to-maturity). However, the SBIF authorized Banco de Chile, among others, to report the C46 Adjusted index. This enables the Bank to report, in addition to the regular C46 index, behavioral run-off assumptions for some specific liability balance sheet items, such as demand deposits and time deposits. Conversely, the regulator also requires some roll-over assumptions for the loan portfolio.

The SBIF establish the following limits for the C46 Index:

Foreign Currency balance sheet items:	1-30 days C46 index < 1 x Tier-1 Capital
All Currencies balance sheet items:	1-30 days C46 index < 1 x Tier-1 Capital
All Currencies balance sheet items:	1-90 days C46 index < 2 x Tier-1 Capital

The levels of this index in 2016 are illustrated below:

	Adjusted C46 All CCYs as % of Tier-1 Capital		Adjusted C46 FCCY as % of Tier-1 Capital
	1 – 30 days	1 – 90 days	1 – 30 days
Maximum	76%	94%	39%
Minimum	21%	49%	9%
Average	48%	74%	22%
Limit	100%	200%	100%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

42.       Risk Management, continued:

(3)   Market Risk, continued:

(a)         Liquidity Risk, continued:

The contractual maturity profile of the financial liabilities of Banco de Chile and its subsidiaries on a consolidated basis, as of 2015 and 2016 end-of-year, is illustrated below:

	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Liabilities as of December 31, 2015
Current accounts and other demand deposits	8,327,048	—	—	—	—	—	8,327,048
Transactions in the course of payment	35,475	—	—	—	—	—	35,475
Instruments sold under repurchase agreements and security lending	184,041	51	—	—	—	—	184,092
Savings accounts and time deposits	4,637,114	1,788,360	3,128,918	484,858	557	211	10,040,018
Full delivery derivative transactions	269,483	232,474	364,917	629,015	329,806	640,329	2,466,024
Borrowings from financial institutions	231,893	125,946	904,310	262,757	—	—	1,524,906
Other financial obligations	421	1,100	5,535	18,435	23,918	789	50,198
Debt issued in non-USD foreign currency	113,758	199,062	766,134	1,157,411	1,384,072	3,756,483	7,376,920
Total (excluding non-delivery derivative transactions)	13,799,233	2,346,993	5,169,814	2,552,476	1,738,353	4,397,812	30,004,681
Non - delivery derivative transactions	262,962	356,434	809,548	1,053,043	528,528	1,017,489	4,028,004

	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Liabilities as of December 31, 2016
Current accounts and other demand deposits	8,321,148	—	—	—	—	—	8,321,148
Transactions in the course of payment	25,702	—	—	—	—	—	25,702
Instruments sold under repurchase agreements and security lending	209,908	6,821	—	—	—	—	216,729
Savings accounts and time deposits	4,954,428	2,478,148	3,083,258	157,591	589	252	10,674,266
Full delivery derivative transactions	274,760	225,173	872,004	507,086	292,965	617,424	2,789,412
Borrowings from financial institutions	150,396	231,890	526,149	120,672	—	—	1,029,107
Other financial obligations	557	1,034	5,038	18,173	18,401	376	43,579
Debt issued in non-USD foreign currency	104,221	87,840	525,342	1,423,859	1,204,796	4,070,909	7,416,967
Total (excluding non-delivery derivative transactions)	14,041,120	3,030,906	5,011,791	2,227,381	1,516,751	4,688,961	30,516,910
Non - delivery derivative transactions	237,799	171,254	838,475	887,297	196,923	1,096,234	3,427,982

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

42.       Risk Management, continued:

(3)         Market Risk, continued:

(b)         Price Risk

Price Risk Measurement and Limits

The Price Risk measurement and management processes are implemented utilizing various internal metrics and reports. These are produced for the Trading portfolio and separately for the Accrual book (the Accrual book includes all balance sheet items, even those which are part of the Trading book but do not generate accrual interest rate risk since they are reported to one-day repricing tenor and others that are excluded by the regulators in the analysis of the Banking book, such as Capital and Fixed Assets). In addition to this, and just on supplementary basis and actually not used as a risk management tool, the Bank submits regulatory reports to the corresponding regulatory entities.

The Bank has established internal limits for the Trading book. In fact, the FX net open positions (FX delta), the interest rate sensitivities generated by the derivatives and debt securities portfolios (DV01 or also referred to as rho) and the FX volatility sensitivity (vega) are measured and limited. Limits are established on an aggregate basis but also for some specific repricing tenor points. The use of these limits is monitored daily, controlled and reported by independent control functions to the senior management of the bank. The internal governance framework also establishes that these limits be approved by the Board of Directors and reviewed at least annually.

The Bank utilizes the historical VaR (Value-at-Risk) approach as the risk measurement tool for the trading portfolio exposures. The model includes 99% confidence level and most recent one-year observed rates, prices and yields data. The VaR number is escalated by 22 days (a calendar month) for reporting purposes.

The use of VaR in 2016 is illustrated below:

Value-at-Risk 99% confidence level escalated to 1 month MMUS$
Maximum	12.1
Minimum	1.9
Average	5.6

Additionally, the Bank utilizes built-in models for measuring, limiting, controlling and reporting interest rate exposures and risks for the Accrual book, namely the metric referred to as IRE (Interest Rate Exposure) and EaR (Earnings-at-Risk), respectively. IRE gauges the difference in net revenues from funds generated for some specific period of time due to standardized interest rate fluctuations; the EaR measures the adverse impact for a specific period of time (usually 12 months) due to the adverse impact of interest rates considering that all exposures are closed within a reasonable defeasance period (3 months).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

42.       Risk Management, continued:

(3)         Market Risk, continued:

(b)         Price Risk, continued:

The use of EaR within year 2016 is illustrated below:

12-months Earnings-at-Risk 97.7% confidence level 3 months defeasance period MCh$
Maximum	73,582
Minimum	64,343
Average	68,879

The regulatory risk measurement for the Trading portfolio (C41 report) is produced by utilizing guidelines provided by the regulatory entities (Central Bank of Chile and the SBIF), which are adopted from BIS 1993 standardized methodologies developed for this specific topic. The referred methodologies estimate the potential loss that the Bank may incur considering standardized fluctuations of the value of market factors such as FX rates, interest rates and volatilities that may adversely impact the value of FX spot positions, interest rate exposures, and volatility exposures, respectively. The interest rate shifts are provided by the regulatory entity; in addition, very conservative correlation and tenor factors are included in order to account for non-parallel yield curve shifts reflecting steepening/flattering behaviors. The impact due to FX open positions is obtained by using huge fluctuations (8% for liquid FX rates and 30% for the illiquid ones). The SBIF does not establish an individual limit for this particular risk but a global one that includes this risk (also denoted as Market Risk Equivalent or ERM) and the Risk Weighted Assets. The sum of ERM and the 10% of the Risk Weighted Assets cannot exceed the 100% of the bank’s Tier-1 + Tier-2 Capital. In the future, the Operational Risk will be added to the above calculation.

The regulatory risk measurement for the Banking book (C40 report) due to interest rate fluctuations is made by using standardized methodologies provided by the regulatory entities (Central Bank of Chile and SBIF). The report includes models for reporting interest rate gaps and standardized adverse interest rate fluctuations. In addition to this, the regulatory entity has requested banks to establish internal limits for this regulatory risk measurement. Limits must be established separately for short-term and long-term portfolios. The short-term risk limit must be expressed as a percentage of the NIM plus the revenues collected from fees dependent on interest rate level; the long term risk limit may not exceed an established percentage of the Tier-1 + Tier-2 Capital. The Bank is currently using 25% for both limits.

In addition to the above, the Market Risk Policy of Banco de Chile requires the performance of daily stress tests for trading portfolios and monthly for accrual portfolios. The output of the stress testing process is compared to corresponding trigger levels: in the case those triggers are breached, the senior management is notified in order to implement further actions, if necessary. Moreover, intra-month actual P&L for trading activities is compared to some trigger levels: escalation to senior levels is also done when breaches occur.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

42.       Risk Management, continued:

(3)         Market Risk, continued:

(b)         Price Risk, continued:

The following table illustrates the interest rate cash-flows of the Banking Book (contractual tenors) as of December 31, 2015 and 2016:

Banking Book Interest Rate Exposure by Contractual Maturity

	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets as of December 31, 2015
Cash and due from banks	1,336,900	—	—	—	—	—	1,336,900
Transactions in the course of collection	310,592	—	—	—	—	—	310,592
Securities borrowed or purchased under agreements to resell	3,462	—	—	—	—	—	3,462
Derivative instruments under hedge-accounting treatment	475,630	136,918	160,383	324,360	374,857	438,135	1,910,283
Inter-banking loans	1,065,713	78,726	227,895	30,236	—	—	1,402,570
Customer loans	3,407,077	3,920,279	6,135,079	5,067,738	2,888,550	7,725,546	29,144,269
Available for sale instruments	53,523	76,135	369,755	125,645	151,502	244,707	1,021,267
Held-to-maturity instruments	—	—	—	—	—	—	—
Total assets	6,652,897	4,212,058	6,893,112	5,547,979	3,414,909	8,408,388	35,129,343

	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets as of December 31, 2016
Cash and due from banks	1,396,536	—	—	—	—	—	1,396,536
Transactions in the course of collection	189,208	—	—	—	—	—	189,208
Securities borrowed or purchased under agreements to resell	—	—	—	—	—	—	—
Derivative instruments under hedge-accounting treatment	283,576	14,860	170,891	495,340	52,134	502,593	1,519,394
Inter-banking loans	964,250	86,029	136,434	19,777	—	—	1,206,490
Customer loans	4,808,706	3,163,029	5,740,836	5,219,586	2,929,046	8,126,584	29,987,787
Available for sale instruments	6,631	5,505	56,839	137,031	71,657	151,600	429,263
Held-to-maturity instruments	—	—	—	—	—	—	—
Total assets	7,648,907	3,269,423	6,105,000	5,871,734	3,052,837	8,780,777	34,728,678

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

42.       Risk Management, continued:

(3)         Market Risk, continued:

(b)         Price Risk, continued:

	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Liabilities as of December 31, 2015
Current accounts and demand deposits	8,338,672	—	—	—	—	—	8,338,672
Transactions in the course of payment	25,500	—	—	—	—	—	25,500
Securities loaned or sold under repurchase agreements	10,358	—	—	—	—	—	10,358
Savings accounts and interest-bearing deposits	4,641,021	1,789,871	3,123,713	484,606	557	211	10,039,979
Derivative instruments under hedge-accounting treatment	4,272	107,432	254,360	523,234	427,855	446,276	1,763,429
Inter-banking borrowings	826,857	487,504	210,569	—	—	—	1,524,930
Long-term debt (*)	381,779	162,304	604,023	1,155,900	1,311,992	3,755,090	7,371,088
Other liabilities	197,685	1,100	5,535	18,435	23,918	789	247,462
Total liabilities	14,426,144	2,548,211	4,198,200	2,182,175	1,764,322	4,202,366	29,321,418

	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Liabilities as of December 31, 2016
Current accounts and demand deposits	8,354,085	—	—	—	—	—	8,354,085
Transactions in the course of payment	8,841	—	—	—	—	—	8,841
Securities loaned or sold under repurchase agreements	19,901	—	—	—	—	—	19,901
Savings accounts and interest-bearing deposits	5,129,350	2,303,488	3,083,258	157,610	570	252	10,674,528
Derivative instruments under hedge-accounting treatment	2,232	2,616	249,632	659,389	88,029	507,403	1,509,301
Inter-banking borrowings	559,625	359,768	109,873	—	—	—	1,029,266
Long-term debt (*)	104,135	242,016	525,037	1,423,061	1,107,502	4,012,482	7,414,233
Other liabilities	233,372	1,034	5,038	18,173	18,401	376	276,394
Total liabilities	14,411,541	2,908,922	3,972,838	2,258,233	1,214,502	4,520,513	29,286,549

(*) This amount is not the same as reported in the liabilities report of the liquidity analysis, due to differences in the treatment of mortgage bonds issued by the Bank in both reports.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

42.       Risk Management, continued:

(3)         Market Risk, continued:

(b)         Price Risk, continued:

Price Risk Sensitivity Analysis

The Bank has focused on stress tests as the main tool for price risk sensitivity analysis.  The analysis is implemented for the Trading book and the Banking book separately.  After the financial crisis experienced during 2008 and based on the various studies and analyses made on this specific matter, the Bank adopted this methodology when it realized that it is more useful and realistic than business-as-usual tools such as VaR for trading portfolios or EaR for accrual portfolios, since:

(a)                                 The financial crisis shows fluctuations that are materially larger than those used in the VaR with 99% of confidence level or EaR with 97.7% of confidence level.

(b)                                 The financial crisis shows also that correlations between these fluctuations are materially different to those used in the VaR, since a crisis precisely indicates severe disconnections between the behaviors of market factors fluctuations with respect to the patterns normally observed.

(c)                                  Trading liquidity dramatically diminished during the financial crisis, especially in emerging markets (in the case of Chile too), and therefore, the escalation of the daily VaR is a very gross approximation of the expected loss.

The stress tests impacts are obtained by modeling directional fluctuations on the value of market factors and calculating the changes of the economic/accounting value of the financial positions due to these shifts.

The fluctuations are inferred from historical events but also by taking into account extreme but feasible levels that the market factors values may reach in stressful environments generated by economic, political or foreign factors.

An updated database is maintained including historical data of foreign exchange rates, debt instruments yields, derivatives swap yields, foreign exchange volatilities, etc. that enables the Bank to maintain up-to-date records of historical volatility of market factors fluctuations and correlations between these factors.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

42.       Risk Management, continued:

(3)         Market Risk, continued:

(b)         Price Risk, continued:

In order to comply with IFRS 7.40, we include the following exercise illustrating an estimation of the impact of feasible but reasonable fluctuations of interest rates, swaps yields, foreign exchange rates and foreign exchange volatilities, which are used for valuing Trading and Accrual portfolios. Given that the Bank’s portfolio includes positions denominated in nominal and real interest rates, these fluctuations must be aligned with extreme but realistic inflation changes forecasts. The exercise is implemented in a very straightforward way: trading portfolios impacts are estimated by multiplying DV01s by expected interest rates shifts; accrual portfolios impacts are computed by multiplying cumulative gaps by forward interest rates fluctuations modeled. It is relevant to note that the methodology might miss some portion of the interest rates convexity since it is not properly captured when material fluctuations are modeled; additionally, neither convexity nor prepayments behaviors are captured for the accrual portfolio analysis. In any case, given the magnitude of the shifts, the methodology may be accurate enough for the purposes and scope of the analysis.

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

The directions of these fluctuations were chosen between four scenarios (two positive and two negative economic scenarios) in order to generate the worst impact for Trading book exposures within the four above mentioned:

Adverse scenario market factors fluctuations

	CLP Derivatives (bps)	CLP Bonds (bps)	CLF Derivatives (bps)	CLF Bonds (bps)	USD Offshore 3m Derivatives (bps)	Spread USD On/Off Derivatives (bps)	Vol FX CLP/USD (%)
3 months	-53	-49	620	593	-3	141	3.6%
6 months	-66	-57	286	260	-7	116	3.1%
9 months	-76	-62	193	161	-10	110	2.8%
1 year	-84	-66	149	119	-12	96	2.5%
2 years	-104	-69	55	56	-22	79	2.4%
4 years	-51	-94	27	24	-33	83	—
6 years	-45	-75	-9	-10	-35	89	—
10 years	-28	-44	-4	-5	-36	90	—
16 years	-29	-45	-21	-19	-36	90	—
20 years	-25	-41	-11	-11	-36	93	—

bps = basis points

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

42.       Risk Management, continued:

(3)         Market Risk, continued:

(b)         Price Risk, continued:

The impact on the Trading book as of December 31, 2016 is illustrated below:

POTENTIAL P&L IMPACT
TRADING BOOK (MCh$)

CLP Interest Rate	(2,596)
Derivatives	(1,559)
Debt instruments	(1,037)
CLF Interest Rate	(6,085)
Derivatives	(456)
Debt instruments	(5,629)
Interest rate USD, EUR, JPY, etc. offshore	(338)
Domestic/offshore interest rate spread USD, EUR, JPY	3,291
Interest rate	(5,728)
Foreign Exchange	412
Options volatility	1,026
TOTAL	(4,290)

The scenario modeled would generate losses in the Trading book of up to Ch$4,300 MM or approximately US$ 6.5 MM. In any case, these fluctuations would not result in material losses compared to the Tier-1 Capital base.

The impact of such fluctuations in the Accrual portfolio for the next 12 months as of December 31, 2016, which is not necessarily a gain/loss but greater/lower net revenue from funds generation, is illustrated below:

12-Months NRFF(*) IMPACT
ACCRUAL BOOK (MCh$)

Impact due to inter-banking yield curve (swap yield) shock	(171,420)
Impact due to spreads shock	40,799
Higher / (Lower) NRFF	(130,621)

(*) Net revenues from funds

The adverse impact in the Accrual book would be the result of a severe drop in the local inflation, especially in the next 3 months. The lower net revenues from funds in the following 12 months would reach Ch$ 131 billion, which is still much lower than the current annual 12-month rolling P&L generation.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

42.       Risk Management, continued:

(3)         Market Risk, continued:

(b)         Price Risk, continued:

The following table illustrates the changes in the fair value of the Available-for-Sale portfolio, as of December 31, 2016, as the result of stress tests modeled above. These changes are recorded in Other Comprehensive Income, a component of shareholder’s Equity, and not current earnings:

POTENTIAL AVAILABLE FOR SALE PORTFOLIO
OCI IMPACT

Currency Instrument	DV01(+1 bp) (US$)	Impact due to interest rate changes (US$)	Impact due to interest rate changes (MCh $)
CLP	(30,172)	(1.95)	(1,309)
CLF	(126,078)	(9.78)	(6,558)
USD	(64,214)	(5.65)	(3,788)
TOTAL		(17.38)	(11,655)

42.       Risk Management, continued:

(4)         Capital Requirements and Capital Management:

The principal objectives of the Bank’s capital management are to ensure compliance with regulatory requirements and to maintain sound credit ratings and capital ratios. During 2016, the Bank has successfully met the required capital requirements.

As part of its Capital Management Policy, the Bank has established capital adequacy alerts, which are stricter than those required by the regulator, which are monitored on a monthly basis. During 2016, none of the internal alerts defined in the Capital Management Policy were activated.

The Bank manages capital by making adjustments in light of changes in economic conditions and the risk characteristics of its business. For this purpose, the Bank may modify the amount of dividend payments to its shareholders or issue equity instruments. The capital adequacy of the Bank is monitored using, among other measures, the indexes and rules established by the SBIF.

Regulatory Capital

According to the Chilean Banking Law, banks must comply with a minimum Regulatory Capital ratio of 8%. Therefore, the Bank must maintain a minimum Regulatory Capital that cannot be lower than 8% of the RAAP assets. Additionally, the Bank must comply with a minimum capital to total assets ratio: the law establishes that banks must maintain a minimum Basic Capital that cannot be lower than the 3% of total assets. Due to the merger of Banco de Chile and Citibank Chile in 2008, the SBIF in its resolution No. 209 of December 26, 2007, established that the entity must maintain a Regulatory Capital not less than 10%. Thus, the regulator upheld the validity of a minimum of 10%, which was set in December 2001 to authorize the merger of Banco Edwards and Banco de Chile.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

42.       Risk Management, continued:

(4)         Capital Requirements and Capital Management, continued:

The risk weighted assets and Basic Capital ratio and Regulatory Capital ratio, as of the end of year 2015 and 2016, were:

	Consolidated assets		Risk-weighted assets
	2015	2016	2015	2016
	MCh$	MCh$	MCh$	MCh$
Balance sheet assets (net of provisions)
Cash and due from banks	1,361,222	1,408,167	42,335	21,940
Transactions in the course of collection	319,679	206,972	59,719	53,126
Financial Assets held-for-trading	843,574	1,379,958	160,150	211,762
Cash collateral on securities borrowed and reverse repurchase agreements	46,164	55,703	46,164	55,703
Derivative instruments	1,127,122	939,649	1,064,661	703,211
Loans and advances to banks	1,395,544	1,173,187	358,614	305,934
Loans to customers, net	24,022,983	24,843,655	21,411,781	22,024,193
Financial assets available-for-sale	1,007,263	374,470	420,482	199,860
Financial assets held-to-maturity	—	—	—	—
Investments in other companies	25,849	30,314	28,126	32,588
Intangible assets	64,700	65,036	26,719	29,341
Property and equipment	215,671	219,082	215,671	219,082
Investment properties	15,042	14,674	—	—
Current tax assets	—	6,657	328	679
Deferred tax assets	129,192	176,923	25,597	30,603
Other assets	483,591	462,857	484,498	462,185
Subtotal			24,344,845	24,350,207

Off-balance-sheet assets
Contingent loans	5,221,333	4,154,890	3,131,800	2,491,879
Total risk-weighted assets			27,476,645	26,842,086

	As of December 31, 2015		As of December 31, 2016
	MCh$	%	MCh$	%
TIER 1 Capital (*)	2,740,084	7.45	2,887,410	8.09
TIER 2 Equity	3,457,523	12.58	3,729,427	13.89

(*)  TIER 1 Capital corresponds to equity attributable to equity holders in the Statement of Consolidated Financial Position

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

43.       New Accounting Pronouncements:

The following is a summary of new standards, interpretations and improvements to the International Financial Reporting Standards issued by the International Accounting Standards Board (IASB) that are  not yet effective as of December 31, 2016:

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

In terms of impairment, the standard establishes a single model that applies to all financial instruments, thus eliminating a source of complexity associated with previous accounting requirements, which required a timely recognition of expected credit losses.

IFRS 9 introduces changes to the requirements for accounting hedge, and also new alternative strategies to use. The amendments create a substantial overhaul of hedge accounting that aligns the accounting treatment with risk management activities, enabling entities to better reflect these activities in their financial statements. In addition, as a result of these changes, users of the financial statements will be provided with better information about risk management and the effect of hedge accounting on the financial statements.

IFRS 9 established that the fair value of credit risk of the entity shall be recognized in Other Comprehensive Income, reducing any eventual volatility that would be generated in the income of the entity, because of its recognition. IFRS 9 permits early application of this improvement, before any other requirement of IFRS 9.

Mandatory adoption date is January 1, 2018. Early adoption is permitted.

During 2016, the Bank and its subsidiaries completed the first step of analysis of differences between IFRS 9 and the current standard and established a work plan for the implementation to be executed during 2017.

In connection with the implementation of IFRS 9, the Bank has an implementation project that is overseen by a steering committee which is composed of the Bank’s CEO and Divisional Managers from Corporate Risk, Operational Risk and Management and Financial Control. Additionally, as part of this effort, operational committee composed of the Accounting, IT and Finance teams, among other relevant areas of the Bank was also created. This committee meets on a weekly basis in order to monitor the development of the project, make decisions and definitions required for implementation, and ensure that all necessary resources are deployed to fulfill the planned agenda. Two different workstreams have been defined thus far; (1) the provisions on Measurement and Classification of Financial Instruments and Hedge Accounting, and (2) new guidelines for Asset Impairment measurement.

In relation to the Measurement and Classification and Hedge Accounting initiative, the Bank will review its current accounting policies in order to modify and adapt these internal policies to the Bank’s business model and the characteristics of the instruments. A test will be designed and performed regarding the payments of interest and principal so as to comply with the new standard requirements. With respect to hedge accounting, the Bank will modify its internal procedures to reflect the changes required as of the adoption date and evaluate the new requirements for disclosures purposes in this matter.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

43.       New Accounting Pronouncements, continued:

IFRS 9 Financial Instruments, continued:

Regarding the new guidelines for Asset Impairment, the Bank created a workstream to modify the internal models and / or create new models, as necessary, to ensure that the parameters and concepts introduced by IFRS 9 are adequately incorporated. Currently, this entire team is working on identifying and prioritizing the technological changes required for the implementation of the new credit risk models.

As of the date of issuance of these financial statements, it is not possible to quantify the impact that will result from the adoption of this new standard.

IFRS 15 — Revenue from Contracts with Customers

In May 2014 IFRS 15 was issued, which has the purpose of establishing principles that will apply to an entity to present useful information to users of financial statements about the nature, amount, opportunity and uncertainty of income from ordinary activities and cash flows related to a contract with a client.

This new standard replaces the following current standard and interpretations: IAS 18 — Revenue, IAS 11 — Construction contracts, IFRIC 13 — Customer Loyalty Programs, IFRIC 15 — Agreements for the Construction of Real State, IFRIC 18 — Transfers of Assets from Customers and SIC 31 — Revenue: Barter Transactions involving.

The new model will apply to all contracts with customers, except those that are inside to the scope of the others IFRS, such as leases, insurance contracts and financial instruments.

On April 12, 2016, IASB issued amendments to IFRS 15, clarifying requirements and providing a temporary relief to companies that are implementing the new standard.

In short the amendments clarify how to:

•                       Identify a performance obligation (the promise to transfer a good or service to a customer) in a contract;

•                       Determine whether a company is the principal (the provider of a good or service) or an agent (the organization responsible for the good or service provided); and

•                       Determine whether the product of a license must be recognized at a point in time or over time.

The date of application of this new standard is January 1, 2018, early adoption is permitted.

The initial assessment of the potential impact of the adoption of this new standard has been focused on reviewing of fees and commission revenues.

Banco de Chile recognizes fee and commission revenues (other than fees included in the calculation of the effective interest rate) as part of the following services: card services, investments in mutual funds, collections and payments, portfolio management, among others.

The initial assessment indicates that IFRS 15 will not have a material impact on the timing of recognition or measurement of fees and commission revenues. However, we are still analyzing whether the presentation in the Income Statement of certain credit card-related activities will be impacted by this new guidance.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

43.       New Accounting Pronouncements, continued:

IFRS 16 Leases

In January 2016, IFRS 16 was issued to establish principles for the recognition, measurement, presentation and disclosure of lease contracts, for both lessee and lessor.

As it relates to the lessor, this new rule is no different than the previous rule, IAS 17 — Leases, related to the accounting treatment for the lessor.  However, related to the lessee, the new rule requires recognition of the assets and liabilities, and so eliminates the differences between financial and operating leases.

The effective date of application is January 1, 2019.  Early adoption is permitted but, only if IFRS 15 is also applied.

Banco de Chile and its subsidiaries are evaluating the possible impact of this standard.

IAS 7 Statement of Cash Flows

In January 2016, the IASB published amendments to IAS 7, which requires that entities provide additional disclosures to enable users of financial statements to evaluate changes in liabilities arising from financing activities, including changes from financing cash flows and other changes.

The amendments are effective for annual periods beginning on or after January 1, 2017; early adoption is permitted.

Banco de Chile and its subsidiaries will apply these additional disclosures in its 2017 financial statements.

IAS 12 Income Taxes

In January 2016, the IASB published amendments to IAS 12, to clarify the recognition of deferred tax assets for unrealized losses. A deferred tax asset will be recognized for all the deductible temporary differences only to the extent that is likely to generate taxable assets against which the temporary difference will be deducted.

The amendments are effective for annual periods beginning on or after January 1, 2017, early adoption is permitted.

This standard will not impact the financial statements of Banco de Chile and its subsidiaries.

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

On December 17, 2015 the IASB  published final amendments to “Sale or Contribution of Assets between an Investor and its Associate or Joint Venture”. The amendments defer the effective date of the September 2014 amendments to these standards indefinitely until the research project on the equity method has been concluded.

This amendment will not impact the financial statements of Banco de Chile and its subsidiaries.

IFRS 2 Share-based payments

In June 2016, the IASB made amendments to IFRS 2 related to the classification and measurement of transactions of share-based payments.

The amendments address the following areas:

•          Compliance conditions when share-based payments are settled in cash.

•          Classification of share-based transactions, net of withholding of income tax.

•                                Accounting for changes made to the terms of the contracts which modify the classification of cash-settled payments or settled in equity shares.

The date of application of these amendments is January 1, 2018; early adoption is permitted.

These amendments will not impact the consolidated financial statements of Banco de Chile and its subsidiaries as they do not offer these types of contracts.

IFRS 4 Insurance contracts

In September 2016, the IASB issued an amendment to IFRS 4 Insurance Contracts to address concerns arising from the application of new pronouncements included in IFRS 9, before implementing the new standard for insurance contracts.

The amendments introduce the following two approaches to those entities that issue insurance contracts:

•             An overlay approach will give to all companies that issue insurance contracts the option to recognize in other comprehensive income rather than profit or loss, the volatility that could arise when IFRS 9 is applied before the new contract insurance norm is issued; and

•             A postponement approach will give to companies whose activities are largely connected with insurance an optional temporary exemption to the application of IFRS 9 until 2021. The Entities who defer the application of IFRS 9 will continue applying the existing financial instruments norm.

These amendments will not impact the consolidated financial statements of Banco de Chile and its subsidiaries as they do not offer these types of contracts.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

43.  New Accounting Pronouncements, continued:

Annual improvements IFRS 2014-2016 cycle:

In December 2016, the IASB issued the Annual Improvements to IFRS Cycle 2014-2016, which includes amendments to the following regulations:

IFRS 12 Disclosure of Interests in Other Entities.

The amendment specifies the disclosure requirements set forth in IFRS 12 for holdings in entities that are within the scope of IFRS 5 Non-current Assets Held-for-Sale and Discontinued Operations.

The date of application of these amendments is January 1, 2017.

This change has no impact on the consolidated financial statements of Banco de Chile and its subsidiaries.

IAS 28 Investments in associates and joint ventures.

IAS 28 has been amended to clarify that a venture capital organization or a mutual fund, investment trust and similar entities may choose to account for their investments in joint ventures and associates at fair value or using the equity method. The amendment also makes it clear that the method chosen for each investment should be made at the initial time of application. The date of application of these amendments is January 1, 2018.

This change has no impact on the consolidated financial statements of Banco de Chile and its subsidiaries.

IAS 40 Investment Property.

IAS 40 requires that an asset be transferred to (or from), investment property only when there is a change in its use.

The amendment, issued in December 2016, clarifies that a change in management’s intentions for the use of a property does not provide, in isolation, evidence of a change in its use. An entity must, therefore, have taken observable actions to support such a change.

The date of application of these amendments is January 1, 2018.

This change has no significant impact on the consolidated financial statements of Banco de Chile and its subsidiaries.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

43.       New Accounting Pronouncements, continued:

IFRIC 22 Foreign Currency Transactions and Advance Consideration.

In December 2016, the IASB issued Interpretation IFRIC 22 “Foreign Currency Transactions and Advance Consideration”

This Interpretation applies to a foreign currency transaction when an entity recognizes a non-financial asset or non-financial liability arising from the payment or collection of an early consideration before the entity recognizes the related asset, expense or income.

The IFRIC specifies that at the date of the transaction, for the purpose of determining the exchange rate to be used in the initial recognition of the related asset, expense or income, the applicable date on which the entity initially recognizes the non-monetary asset or non-monetary liability arising from the payment or collection of the anticipated consideration. That is, the related income, expenses or assets should not be re-evaluated with changes in the exchange rates between the date of the initial recognition of the early consideration and the date of recognition of the transaction to which said consideration relates.

The date of application of these amendments is January 1, 2018.

Banco de Chile and its subsidiaries are evaluating the possible impact of the adoption of these regulations.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

44.       Subsequent Events:

a)             On January 26, 2017 in the Ordinary Session No. BCH 2,853, the Board of Directors of Banco de Chile resolved to call an Ordinary Shareholders’ Meeting to be held on March 23, 2017 with the purpose of proposing, among other matters, the distribution of the dividend No. 205 of $2.92173783704 to each of the 97,624,347,430 shares, payable against net distributable income for the year ended December 31, 2016, corresponding to 60% of such income.

In addition, the Board of Directors resolved to convene an Extraordinary Shareholders’ Meeting to be held on the same date, in order to propose, among other matters, the capitalization of 40% of the Bank’s net distributable income obtained during the fiscal year ending on December 31st, 2016, through the issuance of fully paid-in shares, without nominal value, determined at a value of $73.28 per share, which will be distributed among the shareholders at the rate of 0.02658058439 shares per share and adopting the necessary agreements subject to the exercise of the options provided for in article 31 of Law No. 19,396.

b)             On February 9, 2017 according to articles 9 and 10 of Law 18,045, Banco de Chile was informed as essential information that according to the articles 19 et seq. of Law 19,913, the Financial Analysis Unit (Unidad de Analisis Financiero) that belongs to the Chilean Ministry of Finance imposed to Banco de Chile an administrative warning and fine of UF 500 on Banco de Chile in relation to the erroneous sending to that Unit, of the information contained in article 5 of the aforementioned law, for the period between April 2011 and June 2012.

c)              At the Ordinary Shareholders’ Meeting, held on March 23, 2017, our shareholders agreed to the dividend No.205, and its distribution in the amount of CLP$2.92173783704 per “Banco de Chile” share, with charge to year 2016 net distributable income of Banco de Chile.  Moreover, at the Extraordinary Shareholders Meeting held on the same date, our shareholders agreed to a stock dividend in connection with the capitalization of 40% of our distributable net income obtained during the fiscal year 2016, through the issuance of fully paid-in shares, of no par value, with a value of Ch$73.28 per share.  This stock dividend will be distributed to the shareholders at the fixed rate of 0.02658058439 fully paid-in shares per share currently held, subject to the exercise of the options established in Article 31 of Law No. 19,396. This capitalization is currently subject to the SBIF’s approval.

d)             On March 23, 2017 Banco de Chile was informed as essential information that at the Ordinary Shareholders’ Meeting, the Board of Directors was completely renewed, due to the end of the legal and statutory three-year term with respect to the Board of Directors.

After the corresponding voting at the aforesaid meeting, the following persons were appointed or re-appointed as Directors for new three-year terms:

Directors:	Andrés Ergas Heymann
	Alfredo Cutiel Ergas Segal	(Independent)
	Jaime Estévez Valencia	(Independent)
Jane Fraser
Pablo Granifo Lavín
Samuel Libnic
Andrónico Luksic Craig
Jean Paul Luksic Fontbona
Gonzalo Menéndez Duque
Francisco Pérez Mackenna
Juan Enrique Pino Visinteiner

First Alternate Director:	Rodrigo Manubens Moltedo
Second Alternate Director:	Thomas Fürst Freiwirth	(Independent)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

44.       Subsequent Events, continued:

Moreover, on March 23, 2017, in the Ordinary Session No. BCH 2,856, the Board of Directors of Banco de   Chile agreed to the following nominations and appointments:

President:	Pablo Granifo Lavín
Vice President:	Andrónico Luksic Craig
Vice President:	Jane Fraser

Board advisor:	Hernán Büchi Buc

e)              The Central Bank of Chile has communicated to Banco de Chile that the Board of such institution (Consejo), in Special Session No 2051E, held on March 27, 2017, considering the resolutions adopted by the shareholders’ meetings of Banco de Chile of March 23, 2017, regarding distribution of dividends and the increase of capital through the issuance of fully paid-in shares corresponding to the 40% of the net income obtained during the fiscal year ending on December 31, 2016, resolved to take the option that the entirety of its corresponding surplus, including the part of the profits proportional to the agreed capitalization, be paid to the Central Bank of Chile in cash currency, according to the letter b) of the article 31 of the law No 19.396, regarding a modification of the way of payment of the subordinated obligation and other applicable legislation.

In Management’s opinion, there are no others significant subsequent events that affect or could affect the consolidated financial statements of the Bank and its subsidiaries between December 31, 2016 and the date of issuance of these consolidated financial statements.

SIGNATURE

The registrant, Banco de Chile, hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date:  April 27, 2017

Banco de Chile

/s/ Eduardo Ebensperger O.
By:	Eduardo Ebensperger O.
Title:	Chief Executive Officer